Form 20-F
period 2006-12-31
Royal Dutch Shell plc
filed 2007-03-13
CIK 1306965

United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 20-F
Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
Commission file number 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organisation)
Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands
Tel. no: (011 31 70) 377 9111
(Address of principal executive offices)
Securities Registered Pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Receipts representing Class A ordinary shares of the issuer of an aggregate nominal value €0.07 each	New York Stock Exchange

American Depositary Receipts representing Class B ordinary shares of the issuer of an aggregate nominal value of €0.07 each	New York Stock Exchange

5.625% Guaranteed Notes due 2011	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act
None
Securities For Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Outstanding as of December 31, 2006:
3,585,194,588 RDS Class A ordinary shares of the nominal value of €0.07 each.
2,713,568,281 RDS Class B ordinary shares of the nominal value of €0.07 each.

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

Copies of notices and communications from the Securities and Exchange Commission should be sent to:
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague, The Netherlands
Attn: Mr. M. Brandjes

Delivery and growth
Royal Dutch Shell plc
Annual Report and Form 20-F for the year ended December 31, 2006

Royal Dutch Shell
Our purpose
The objectives of the Shell Group are to engage safely, responsibly, efficiently and profitably in oil, gas, oil products, chemicals and other selected businesses and to participate in the search for and development of other sources of energy to meet evolving customer needs and the world’s growing demand for energy.
We believe that oil and gas will be integral to the global energy needs for economic development for many decades to come. Our role is to ensure that we extract and deliver them in environmentally and socially responsible ways, safely and profitably.
We seek a high standard of performance, maintaining a strong long-term and growing position in the competitive environments in which we choose to operate.
We aim to work closely with our stakeholders to advance more efficient and sustainable use of energy and natural resources.

Cross Reference to Form 20-F

Part I			Pages
Item 1.	Identity of Directors, Senior Management and Advisers		N/A
Item 2.	Offer Statistics and Expected Timetable		N/A
Item 3.	Key Information
	A.	Selected financial data	4-6, 220
	B.	Capitalisation and indebtedness	N/A
	C.	Reasons for the offer and use of proceeds	N/A
	D.	Risk factors	13-14
Item 4.	Information on the Company
	A.	History and development of the company	4-5, 10, 17, 20, 23, 27-31, 33-37, 39-41, 49-53, 108,184
	B.	Business overview	10-12, 16-55, 62-67, 161-167
	C.	Organisational structure	4, 204-207
	D.	Property, plant and equipment	10-12, 16-53, 62-64
Item 4A.	Unresolved Staff Comments		N/A
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	4-7, 10-12, 16-64, 68-69
	B.	Liquidity and capital resources	56-57
	C.	Research and development, patents and licences, etc.	20, 34, 40, 49, 53, 74, 112
	D.	Trend information	10-14, 16-21, 32-34, 38-41, 48-49, 52-55
	E.	Off-balance sheet arrangements	57
	F.	Tabular disclosure of contractual obligations	59
	G.	Safe harbour	N/A
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	72-73, 185
	B.	Compensation	84-99
	C.	Board practices	78-83
	D.	Employees	60-61, 77
	E.	Share ownership	76,183
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	76,183,188
	B.	Related party transactions	75, 190, 203, 216
	C.	Interests of experts and counsel	N/A
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	44-46, 57, 74, 100-160, 191-207, 217-219
	B.	Significant Changes	74, 204
Item 9.	The Offer and Listing
	A.	Offer and listing details	183, 217
	B.	Plan of distribution	N/A
	C.	Markets	183
	D.	Selling shareholders	N/A
	E.	Dilution	N/A
	F.	Expenses of the issue	N/A
Item 10.	Additional Information
	A.	Share capital	N/A
	B.	Memorandum and articles of association	78, 98-99, 184-190
	C.	Material contracts	75, 93-96
	D.	Exchange controls	189
	E.	Taxation	189-190
	F.	Dividends and paying agents	N/A
	G.	Statement by experts	N/A
	H.	Documents on display	v
	I.	Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		82, 111, 168-182
Item 12.	Description of Securities Other than Equity Securities		N/A
Part II			Pages
Item 13.	Defaults, Dividend Arrearages and Delinquencies		N/A
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/A
Item 15.	Controls and Procedures		81-83
Item 16.	[Reserved]
Item 16A.	Audit committee financial expert		79
Item 16B.	Code of Ethics		78
Item 16C.	Principal Accountant Fees and Services		69, 80, 148
Item 16D.	Exemptions from the Listing Standards for Audit Committees		78
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		58
Part III			Pages
Item 17.	Financial Statements		N/A
Item 18.	Financial Statements		100-160, 191-207
Item 19.	Exhibits		221
iv   Royal Dutch Shell plc

About this Report

This Report combines the Annual Report and Accounts and the Annual Report on Form 20-F (“Report”) for the year ended December 31, 2006, for Royal Dutch Shell plc (“Royal Dutch Shell”) and its subsidiaries. It presents the Consolidated Financial Statements of Royal Dutch Shell (pages 103–160) and the parent company-only Financial Statements of Royal Dutch Shell (pages 191–207). This Report complies with all applicable UK regulations. This Report also includes the disclosure included in the Annual Report on Form 20-F for the year ended December 31, 2006 as filed with the U.S. Securities and Exchange Commission (“SEC”). Cross references to Form 20-F are set out on the previous page of this Report.
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
Except as otherwise specified, the figures shown in the tables in this Report represent those in respect of Group companies only, without deduction of minority interests. However, where figures are given specifically for oil production (net of royalties in kind), natural gas production available for sale, and both the refinery processing intake and total oil product sales volumes, the term “Group share” is used for convenience to indicate not only the volumes to which Group companies are entitled (without deduction in respect of minority interests in Group companies) but also the portion of the volumes of equity accounted investments to which Group companies are entitled or which is proportionate to the Group interest in those companies.
Except as otherwise stated, the Financial Statements contained in this Report have been prepared in accordance with the provisions of the Companies Act 1985, Article 4 of the International Accounting Standards (IAS) Regulation and with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. As applied to Royal Dutch Shell, there are no material differences with IFRS as issued by the International Accounting Standards Board. Prior to the Shell Group’s date of transition to IFRS of January 1, 2004 it prepared Consolidated Financial Statements in accordance with US Generally Accepted Accounting Principles (“US GAAP”). Tables and disclosure that provide data over a five year period show 2006, 2005 and 2004 on an IFRS basis and 2003 and 2002 on a US GAAP basis.
The Consolidated Financial Statements of Royal Dutch Shell and its subsidiaries have been prepared using the carry-over basis to account for the
Unification (see page 4) and on the basis that the resulting structure was in place throughout the periods presented.
Except as otherwise noted, the figures shown in this Report are stated in US dollars. As used herein all references to ‘‘dollars’’ or ‘‘$’’ are to the US currency.
The Operating and Financial Review (“OFR”) and other sections of this Report contain forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.
This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.
DOCUMENTS ON DISPLAY
Documents concerning Royal Dutch Shell, or its predecessors for reporting purposes, which are referred to in this Report have been filed with the SEC and may be examined and copied at the public reference facility maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information on the operation of the public reference room and the copy charges, please call the SEC at (800) SEC-0330. All of the SEC filings made electronically by the Group are available to the public at the SEC website at www.sec.gov (commission file number 1-32575). This Report, as well as the Annual Review, is also available, free of charge, at www.shell.com/annualreport or at the offices of Royal Dutch Shell in The Hague, The Netherlands and London, UK. You may also obtain copies of this Report, free of charge, by mail.

Royal Dutch Shell plc   v

Abbreviations
Listed below are the most common abbreviations used throughout this Report.

units of measurement
acre (approximately 0.4 hectares)	acre
barrels of oil equivalent (per day)	boe(/d)
billion cubic feet per day	bcf/d
British thermal units	Btu
megawatts	MW
million tonnes per annum	mtpa
standard cubic feet	scf
(thousand) deadweight tonnes	(k)dwt
products
Gas to Liquids	GTL
liquefied natural gas	LNG
liquefied petroleum gas	LPG
mono-propylene glycol	MPG
natural gas liquids	NGL
polytrimethylene terephthalate	PTT
propylene oxide derivatives	POD
styrene monomer/propylene oxide	SM/PO
miscellaneous
American Depositary Receipt	ADR
Annual General Meeting	AGM
carbon dioxide	CO2
corporate social responsibility	CSR
engineering, procurement and construction	EPC
front-end engineering design	FEED
greenhouse gas	GHG
health, safety and environment	HSE
health, safety, security and environment	HSSE
International Financial Reporting Interpretations Committee	IFRIC
International Financial Reporting Standards	IFRS
non-governmental organisation	NGO
Operating and Financial Review	OFR
production sharing agreement	PSA
production sharing contract	PSC
Remuneration Committee	REMCO
Research and development	R&D
Total Recordable Case Frequency	TRCF
United States Generally Accepted Accounting Principles	US GAAP
United States Securities and Exchange Commission	SEC
United States Gulf Coast	USGC
vi   Royal Dutch Shell plc

Royal Dutch Shell

REVIEW OF THE YEAR	2	Chairman’s message
	3	Chief Executive’s review
	4	Unification of Royal Dutch and Shell Transport
	4	Selected financial data

OPERATING AND FINANCIAL REVIEW	10	Business and market overview	53	Research and development
	13	Risk factors	54	Key performance indicators
	16	Summary of Group results	56	Liquidity and capital resources
	18	Upstream – Exploration & Production	60	Our people
	32	Upstream – Gas & Power	62	Environment and society
	38	Downstream – Oil Products	65	Environmental data
	48	Downstream – Chemicals	67	Social data
	52	Other industry segments and Corporate	68	Share plans and other matters

REPORT OF THE DIRECTORS	72	The Board of Royal Dutch Shell plc
	74	Report of the Directors

CORPORATE GOVERNANCE	78	Corporate governance

DIRECTORS’ REMUNERATION REPORT	84	Directors’ Remuneration Report

REPORT OF THE INDEPENDENT AUDITORS	100	Reports of the Independent Auditors
CONSOLIDATED FINANCIAL STATEMENTS	103	Consolidated Financial Statements
	108	Notes to the Consolidated Financial Statements

SUPPLEMENTARY INFORMATION	161	Oil and gas (unaudited)
	168	Derivatives and other financial instruments and derivative commodity instruments (unaudited)
	183	Control of registrant (unaudited)

PARENT COMPANY	191	Parent Company Financial Statements
FINANCIAL STATEMENTS	196	Notes to the Parent Company Financial Statements

REPORT OF THE INDEPENDENT AUDITORS	208	Report of the Independent Auditors
ROYAL DUTCH SHELL GROUP	210	Royal Dutch Shell Group Dividend Access Trust Financial Statements
DIVIDEND ACCESS TRUST	215	Notes to the Royal Dutch Shell Group Dividend Access Trust Financial Statements
FINANCIAL STATEMENTS

ADDITIONAL SHAREHOLDER INFORMATION	217	Additional Shareholder Information (unaudited)
& EXHIBITS	221	Exhibits

DIVIDEND ACCESS TRUST DEED
FORM OF LETTER OF APPOINTMENT FOR JORMA OLLILA
FORM OF LETTER OF APPOINTMENT FOR JEROEN VAN DER VEER, AS EXECUTIVE DIRECTOR
FORM OF LETTER OF APPOINTMENT FOR FOR PETER VOSER, AS EXECUTIVE DIRECTOR
FORM OF LETTER OF APPOINTMENT FOR MALCOLM BRINDED, AS EXECUTIVE DIRECTOR
FORM OF LETTER OF APPOINTMENT FOR LINDA COOK, AS EXECUTIVE DIRECTOR
FORM OF LETTER OF APPOINTMENT FOR ROB ROUTS, AS EXECUTIVE DIRECTOR
FORM OF LETTER OF APPOINTMENT FOR NON-EXECUTIVE DIRECTORS
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
SIGNIFICANT GROUP COMPANIES AS AT DEC 31, 2006
SECTION 302 CERTIFICATION OF ROYAL DUTCH SHELL PLC
SECTION 302 CERTIFICATION OF ROYAL DUTCH SHELL PLC
SECTION 906 CERTIFICATION OF ROYAL DUTCH SHELL PLC.
CONSENT OF PRICEWATERHOUSECOOPERS LLP, LONDON
CONSENT OF PRICEWATERHOUSECOOPERS LLP, LONDON RELATING TO ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST
Royal Dutch Shell plc 1

Chairman’s message
“
As Shell marks its centenary year, I hope shareholders share my excitement at being part of a business that is successfully playing its part in meeting the world’s energy needs.
”

In this, my first message to shareholders, I would like to share with you some of the impressions I have gained since I became Chairman of Royal Dutch Shell plc in 2006.
The energy business, as I am seeing first-hand, is at the heart of some of the most important economic, environmental and social issues facing the world. Reliable and affordable supplies of energy are essential for economic growth and for raising living standards amongst the world’s poorest people. Equally, as the growing concern over climate change shows, providing those energy supplies in a way that minimises the impact on the environment is one of the greatest challenges we all face.
Shell is playing its part in addressing those challenges. Our business strategy is focused on finding and producing the resources to help meet the world’s growing demand for energy, and doing so in a responsible way. This includes researching and developing projects to reduce carbon dioxide emissions and ensuring that the operations at individual Shell facilities meet the highest environmental standards. The Board’s Social Responsibility Committee has a very direct role in overseeing the company’s approach to these issues and makes regular visits to Shell locations to see how environmental and social challenges are being met.
I see the Board’s role as providing both support and challenge to the Chief Executive and his team in their work; and ensuring that Shell continues to provide shareholders with the returns they expect. I believe that the structures put in place since our 2005 unification provide an effective framework for the Board to fulfil that role. I would like to pay a particular tribute to my predecessor as Chairman, Aad Jacobs, for his role in seeing the company through a challenging period.
Across Shell I have met dedicated and committed people working in a productive corporate culture with very strong values. I have been particularly impressed with the way they are responding to the pace of change in the energy industry; how they are delivering strong results; and how they are putting in place plans to secure the future growth of Shell’s business.
As Shell marks its centenary year, I hope shareholders share my excitement at being part of a business that is successfully playing its part in meeting the world’s energy needs.
Jorma Ollila
Chairman

Chief Executive’s review
Shell performed well in 2006. Our financial position is strong and we posted record income of $26.3 billion, returning $16.3 billion to shareholders. We built on our achievements of 2005 by focusing on delivery and growth, laying solid foundations for our future.
Our strategy of more upstream, profitable downstream is on track. We made good progress in rejuvenating our diverse portfolio. Our upstream exploration efforts are paying off. We invested large stakes in major integrated long-life projects that will generate cash for decades to come. Downstream, we added to our growth portfolio, especially in China.
The security situation in Nigeria – which has shut significant production in the Delta region – remains a serious concern and we do not know when production will resume. Our deep water projects in Nigeria really delivered in 2006, partially offsetting lost production onshore. In Sakhalin, we cleared the way forward by agreeing to partner with Gazprom on what is the world’s largest integrated oil and gas project under construction.
Our Exploration & Production business performed well. Earnings were up 7% from 2005 at $15.2 billion. We added approximately 2 billion barrels of oil equivalent to our proved oil and gas reserves and proven mining reserves. The bid for the minority shares in Shell Canada and expansion of the Athabasca Oil Sands Project reaffirm our commitment to maintaining a leading position in unconventional oil.
Our Gas & Power division delivered particularly strong earnings growth of 68% at $2.7 billion. We are proceeding with construction of the Pearl Gas to Liquids (GTL) plant in Qatar, the largest such plant in the world. Sales of liquefied natural gas (LNG) grew 14%, strengthening our leading position in the LNG markets of North America, Asia Pacific and Europe.
Downstream we are investing in major manufacturing projects, particularly in Asia. The expansion of our petrochemicals complex in Singapore and a successful start-up of the Nanhai complex in China strengthen our position in Asia’s dynamic markets. We acquired a 75% interest in China’s leading lubricants manufacturer and marketer, making Shell the leading lubricants company in China. Plans to expand our Port Arthur facilities would create the largest refinery in the USA.
As we operate in ever more demanding environments, safety becomes a bigger challenge. We continue to place great emphasis on training to support safety’s role as a key component of operational excellence. Our safety performance in 2006 was mixed, however, with an increase in fatalities. We have responded by reinforcing our safety focus through a dedicated global safety function that will improve compliance with standards and procedures worldwide.
We remain committed to developing one substantial business in alternative energy. We launched our first offshore wind farm in the North Sea off the Netherlands. We continue to make progress on projects in hydrogen, advanced solar technology and second-generation biofuels.
I am convinced that technology is key to delivering our business strategy and the complex projects of the future. In 2006 we appointed a Chief Technology Officer to head our technology drive with seven Chief Scientists and thousands of technical staff at our worldwide technology centres, including our new one in Bangalore, India. We also published Shell’s first Technology Report.
Technology is central to managing carbon dioxide (CO2) emissions. Within Shell we are pursuing a range of activities to address the challenge of CO2, including improving efficiency, reducing flaring and exploring opportunities for CO2 capture and storage.
None of this would be possible without the efforts of our people, who I would like to thank. Our strong performance in 2006 prepares us well for the increasingly fierce competition in the energy industry and confirms our ability to deliver results to both shareholders and our partners. In 2007 we will strive to maintain our momentum by continuing to focus on delivery and growth.
Jeroen van der Veer
Chief Executive
“
Our strong performance in 2006 confirms
our ability to deliver results. This is the basis
for our growth.
”

Unification of Royal Dutch and Shell Transport
In 2005, Royal Dutch Shell plc (Royal Dutch Shell) became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) the two former public parent companies of the Group (the “Unification”).
Immediately after the Unification each former Royal Dutch and Shell Transport shareholder who participated in the Unification held the same economic interest in Royal Dutch Shell as the shareholder held in the Group immediately prior to implementation of the Unification. Accordingly, the Unification has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of Royal Dutch, Shell Transport and the other companies comprising the Group.
4   Royal Dutch Shell plc

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
Except as otherwise stated, all selected financial data are prepared in accordance with IFRS.

CONSOLIDATED STATEMENT OF INCOME DATA[A]			$ million
	2006	2005	2004
Revenue	318,845	306,731	266,386
Income from continuing operations	26,311	26,568	19,491
Income/(loss) from discontinued operations	–	(307)	(234)

Income for the period	26,311	26,261	19,257

Income attributable to minority interest	869	950	717

Income attributable to shareholders of Royal Dutch Shell plc	25,442	25,311	18,540

EARNINGS PER SHARE			$
Basic earnings per €0.07 ordinary share	3.97	3.79	2.74
– from continuing operations	3.97	3.84	2.77
– from discontinued operations	–	(0.05)	(0.03)
Diluted earnings per €0.07 ordinary share	3.95	3.78	2.74
– from continuing operations	3.95	3.83	2.77
– from discontinued operations	–	(0.05)	(0.03)

[A]	Prior to 2004, financial statements prepared in accordance with IFRS are not available. Going forward, additional years will be presented until the usual five years of data is provided.

CONSOLIDATED BALANCE SHEET DATA			$ million
	2006	2005	2004
Total assets	235,276	219,516	187,446
Share capital	545	571	604
Equity attributable to shareholders of Royal Dutch Shell plc	105,726	90,924	86,070
Minority interest	9,219	7,000	5,313

CAPITAL INVESTMENT			$ million
	2006	2005	2004
Capital expenditure[A]:
– Exploration & Production	16,638	10,858	8,699
– Gas & Power	1,977	1,568	1,357
– Oil Products	3,363	2,810	2,761
– Chemicals	821	387	529
– Other industry segments and Corporate	297	293	220

	23,096	15,916	13,566
Exploration expenses (excluding depreciation and release of currency translation differences)	949	815	651
New equity in equity accounted investments	598	390	681
New loans to equity accounted investments	253	315	377

Total capital investment*	24,896	17,436	15,275

*comprising
Exploration & Production	17,944	12,046	9,708
Gas & Power	2,200	1,602	1,633
Oil Products	3,457	2,844	2,823
Chemicals	877	599	868
Other industry segments and Corporate	418	345	243

	24,896	17,436	15,275

[A]	The difference between capital expenditure in this table and capital expenditure in the adjacent table (other consolidated data) relates to non-cash effects from new finance leases, the acquisition of assets with non-cash consideration and the pre-funding of working capital within jointly controlled assets.

OTHER CONSOLIDATED DATA			$ million
	2006	2005	2004
Cash flow provided by operating activities	31,696	30,113	26,537
Capital expenditure	22,922	15,904	13,566
Cash flow used in investing activities	20,861	8,761	5,964
Dividends paid	8,431	10,849	7,655
Cash flow used in financing activities	13,741	18,573	13,592
Increase/(decrease) in cash and cash equivalents	(2,728)	2,529	7,094

Income by industry segment
– Exploration & Production	15,195	14,238	9,823
– Gas & Power	2,650	1,573	1,815
– Oil Products	7,125	9,982	7,597
– Chemicals	1,064	991	1,148
– Other industry segments and Corporate	277	(523)	(1,126)
– Minority interest	(869)	(950)	(717)

	25,442	25,311	18,540

Gearing ratio[A]	14.8%	13.6%	17.5%

Dividends declared – € /share	1.00	0.92 [B]	0.86 [C]
Dividends – equivalent $/share	1.27	1.13 [B]	1.07 [C]
[A]	See Note 19D to Consolidated Financial Statements on page 130.
[B]	See Note 13 to the Parent Company Financial Statements on page 202.
[C]	Comprises Royal Dutch interim dividend of €0.75 made payable in September 2004 and a second interim dividend of €1.04 made payable in March 2005 as well as a Shell Transport interim dividend of 6.25 pence and a second interim dividend of 10.7 pence that are used to calculate the equivalent dividend on a Royal Dutch Shell basis.

QUARTERLY INCOME DATA (unaudited)										$ million
					2006					2005
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Year	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Year
Revenue	75,964	83,127	84,254	75,500	318,845	72,156	82,644	76,435	75,496	306,731
Cost of sales	61,922	67,838	70,383	62,846	262,989	58,565	69,464	60,704	63,889	252,622

Gross profit	14,042	15,289	13,871	12,654	55,856	13,591	13,180	15,731	11,607	54,109

Selling, distribution and administrative expenses	3,413	4,429	4,126	4,648	16,616	3,539	3,917	3,763	4,263	15,482
Exploration	281	250	401	630	1,562	261	248	275	502	1,286
Share of profit of equity accounted investments	1,823	1,829	1,358	1,661	6,671	1,573	1,080	3,081	1,389	7,123
Interest and other income	441	228	346	413	1,428	198	247	521	205	1,171
Interest expense	286	275	286	302	1,149	268	286	253	261	1,068

Income before taxation	12,326	12,392	10,762	9,148	44,628	11,294	10,056	15,042	8,175	44,567
Taxation	5,310	4,865	4,507	3,635	18,317	4,274	4,595	5,558	3,572	17,999

Income from continuing operations	7,016	7,527	6,255	5,513	26,311	7,020	5,461	9,484	4,603	26,568
Income/(loss) from discontinued operations	–	–	–	–	–	(214)	–	(93)	–	(307)

Income for the period	7,016	7,527	6,255	5,513	26,311	6,806	5,461	9,391	4,603	26,261

Income attributable to minority interest	123	203	313	230	869	131	225	359	235	950

Income attributable to shareholders	6,893	7,324	5,942	5,283	25,442	6,675	5,236	9,032	4,368	25,311

Royal Dutch Shell plc   5

CONSOLIDATED STATEMENT OF INCOME DATA (US GAAP)			$ million
	2006	2005	2004	2003	2002
Revenue	312,323	300,565	260,229	195,236	160,797
Income attributable to minority interest	883	1,010	626	353	174
Income from continuing operations	24,692	24,443	16,440	12,055	9,549
Income/(loss) from discontinued operations	105	691	1,742	12	122
Cumulative effect of a change in accounting principle, net of tax	–	554	–	255	–

Income attributable to shareholders of Royal Dutch Shell plc	24,797	25,688	18,182	12,322	9,671

EARNINGS PER SHARE (US GAAP)					$
	2006	2005	2004	2003	2002
Basic earnings per €0.07 ordinary share [A][B]	3.87	3.84	2.69	1.81	1.41
– from continuing operations	3.85	3.66	2.43	1.77	1.39
– from discontinued operations	0.02	0.10	0.26	–	0.02
– cumulative effect of a change in accounting principle, net of tax	–	0.08	–	0.04	–
Diluted earnings per €0.07 ordinary share [A][B]	3.85	3.83	2.69	1.81	1.41
– from continuing operations	3.83	3.65	2.43	1.77	1.39
– from discontinued operations	0.02	0.10	0.26	–	0.02
– cumulative effect of a change in accounting principle, net of tax	–	0.08	–	0.04	–
[A]	Earnings per Royal Dutch Shell Class A ordinary and Class B ordinary shares are identical. The historical earnings per share following the Unification have been accounted for on a carry-over basis using the aggregate weighted average outstanding shares of the constituent businesses adjusted to the equivalent shares of Royal Dutch Shell for all periods presented.
[B]	The basic earnings per share amounts shown relate to income attributable to shareholders of Royal Dutch Shell. The 2006 calculation uses a weighted-average number of shares of 6,413,384,207 (2005: 6,674,179,767; 2004: 6,770,458,950; 2003: 6,811,314,175; 2002: 6,876,188,213). For the purpose of the calculation, shares repurchased under the buyback programme are deemed to have been cancelled on purchase date. The diluted earnings per share are based on the same income figures. For this calculation, the following weighted-average number of shares are used. 2006: 6,439,977,316; 2005: 6,694,427,705; 2004: 6,776,396,429; 2003: 6,813,444,740; 2002: 6,878,412,716. The difference between the basic and diluted number of shares relates to share-based compensation plans.

CONSOLIDATED BALANCE SHEET DATA (US GAAP)					$ million
	2006	2005	2004	2003	2002
Total assets	240,085	223,646	193,625	169,766	153,320
Equity attributable to shareholders of Royal Dutch Shell plc	108,018	94,103	90,545	78,251	66,195
Minority interest	9,197	7,006	5,309	3,415	3,568

CAPITALISATION TABLE (US GAAP)		$ million
	Dec 31, 2006	Dec 31, 2005

Total equity	108,018	94,103

Short-term debt	6,017	5,328
Long-term debt [A]	6,880	4,589

Total debt [B]	12,897	9,917

Total capitalisation	120,915	104,020
[A]	Long-term debt excludes $2.7 billion of certain tolling commitments (2005: $2.8 billion).
[B]	As of December 31, 2006, the Shell Group had outstanding guarantees of $2.8 billion (2005: $2.8 billion), of which $2.0 billion (2005: $1.7 billion) related to project financing.
6  Royal Dutch Shell plc

The following table sets forth the consolidated unaudited Ratio of Earnings to Fixed Charges of Royal Dutch Shell on an IFRS basis for the years ended December 31, 2004, 2005 and 2006 and on a US GAAP basis for the years ended December 31, 2002, 2003, 2004, 2005 and 2006.

RATIO OF EARNINGS TO FIXED CHARGES (IFRS and US GAAP)%
	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges (IFRS)	19.99	23.33	19.17
Ratio of Earnings to Fixed Charges (US GAAP)	23.31	26.84	17.13	15.67	11.69
For the purposes of this table, earnings consists of pre-tax income from continuing operations before adjustment for minority interest and Group share of profit of equity accounted investments plus fixed charges (excluding capitalised interest) less undistributed earnings of equity accounted investments, plus distributed income from equity accounted investments. Fixed charges consists of expensed and capitalised interest plus interest within rental expenses (for operating leases) plus preference security dividend requirements of consolidated subsidiaries.
Please refer to Exhibit 7.1 for details concerning the calculation of the Ratio of Earnings to Fixed Charges.
Royal Dutch Shell plc 7

Operating and Financial Review

The Operating and Financial Review (OFR) provides a business, market and strategic overview of the operations and financial situation of the Group, as seen by management. It describes the activities, properties and performance and also discusses the risks and environmental and social challenges facing the Group.
The OFR set out on pages 9 to 69 fulfils the requirements of the Business Review, which forms part of the Report of the Directors set out on pages 71 to 77 of this Report.

10	Business and market overview
13	Risk factors
16	Summary of Group results
18	Upstream – Exploration & Production
32	Upstream – Gas & Power
38	Downstream – Oil Products
48	Downstream – Chemicals
52	Other industry segments and Corporate
53	Research and development
54	Key performance indicators
56	Liquidity and capital resources
60	Our people
62	Environment and society
65	Environmental data
67	Social data
68	Share plans and other matters
The Nanhai petrochemicals complex
in southern China
Royal Dutch Shell plc 9

OPERATING AND FINANCIAL REVIEW
Business and market overview
Royal Dutch Shell consists of the upstream businesses of Exploration & Production and Gas & Power and the downstream businesses of Oil Products and Chemicals. We also have interests in alternative energy sources including Renewables and Hydrogen.
We are active in more than 130 countries and territories worldwide. We are exploring for oil and gas in well-established regions such as the Gulf of Mexico and in frontier territories such as the Beaufort Sea. Key producing areas today are the USA, Europe and our operations in Africa and the Middle East. New supplies are being brought onstream from major projects in challenging frontier environments such as Sakhalin and Athabasca. We are a world leader in liquefied natural gas (LNG) and are pioneering new uses of gas including Gas to Liquids (GTL). We have a diverse and well balanced downstream portfolio and are one of the world’s largest distributors of biofuels.
10 Royal Dutch Shell plc

ROYAL DUTCH SHELL STRATEGY
A key challenge facing the global oil and gas industry is to find and develop sufficient resources to help meet growing world demand for energy. Over time and across the commodity cycle the Group has achieved higher earnings and returns on investment in the upstream compared with its other businesses and sees significant growth potential for oil and natural gas. Our upstream business will therefore be the focus for future growth. In the downstream the emphasis will be on sustained cash generation and on continuing to reshape our portfolio with a focus on the growing markets of Asia Pacific.
Our strategy of more upstream and profitable downstream will reinforce our position as a leader in the industry and provide investors with a competitive and sustained total shareholder return. We plan net capital spending [A] of $22 to $23 billion in 2007, of which around 80% will be invested in upstream projects. This investment will help create an upstream portfolio of assets that will have long, productive lives. These investments will be in both conventional and unconventional hydrocarbon projects. Our capital programme will also maintain and enhance our competitive position in the downstream by improving the quality, integrity and competitiveness of our refinery portfolio and by developing our presence in growth markets.
Meeting growing world demand for energy in ways that minimise the impact on the environment is a major challenge for the global energy industry. We are pursuing a range of potential opportunities to develop businesses based on alternative energies. We also recognise the importance of CO2 management to our business and the opportunities it represents. We are playing a key role in developing responsible ways to manage carbon dioxide. These include CO2 sequestration projects, energy efficiency and investment in CO2 mitigation technology.
A commitment to technology and innovation continues to be at the heart of our business strategy. We believe our technological expertise will be a key factor in the growth of our business as energy projects become more complex and more technically demanding. The Group’s core strengths include the development and application of technology, and the financial and project management skills that allow us to undertake large oil and gas projects. We also benefit from having a diverse international business portfolio and customer-focused businesses built around the strength of the Shell brand. Our ability to manage large and challenging projects in conventional and unconventional oil and gas; to find ways of managing CO2 emissions; and to provide alternative energy solutions means we are well placed to be preferred partners for governments and other resource holders, now and in the future.
MARKET OVERVIEW
The global economy expanded by a robust 5.4% in 2006, up from 4.8% in 2005, supported by strong activity in China, India and Russia. While growth in the USA also entered the year on a firm note, the economy slowed in the course of the year. In contrast, growth in key developing countries strengthened and surpassed expectations by the year’s end.
In the USA, the key development was the sharp slowdown in the housing sector in the second half of the year. However, consumer spending and business investment remained firm and underpinned growth. Employment and consumer confidence was relatively immune to the downturn in housing, while business investment was supported by high corporate profit. For 2007, the housing downturn is likely to continue to weigh on the economy, but growth is expected to pick up as the drag from housing diminishes, according to the Federal Reserve Bank.

[A]	Net capital spending represents the expected capital expenditure after including cash received from divestments as well as cash utilised in relation to acquisitions.

The European economy strengthened significantly in 2006: what was initially an export led recovery became increasingly driven by domestic demand. Business investment was particularly robust, buoyed by high corporate profits and looking ahead, the European economy is set to grow solidly according to the European Central Bank.
In contrast to the European economy, the Japanese economy hit an unexpected soft patch in 2006 as consumer spending waned. Nevertheless, exports and business investment remained strong and this points to a stronger 2007, particularly if employment and wages remain firm.
China and India saw particularly robust growth in 2006. In China, business investments and exports were the drivers of growth while in India it was domestic demand and the services sector. For 2007, growth in these two countries is expected to ease back from their recent heights, but to continue apace.
While global growth is likely to slow towards its longer-term trend rate in 2007, risks to the outlook are evenly balanced on the upside and downside, in contrast to 2006 when risks were slanted towards downside by the impending turn in the US cycle. The main downside risk remains the potential for a wider slowdown in the US domestic demand. The main upside potential is in Europe and in the major developing countries. Both have scope for above trend growth, as they showed in 2006.
OIL AND NATURAL GAS PRICES
Brent crude oil prices averaged $65.10 per barrel in 2006 compared with $54.55 in 2005, while West Texas Intermediate (WTI) averaged $66.04 per barrel compared with $56.60 a year earlier. Oil prices increased in 2006 due to a combination of strong world economic growth, supply disruptions in countries including Nigeria and Alaska, geopolitical tensions in the Middle East, and limited OPEC spare production capacity. Prices started the year with Brent and WTI at $58 and $61 a barrel respectively, reaching highs of just under $79 per barrel for Brent and $77 per barrel WTI in early August before declining to around $56 per barrel for Brent and $57 per barrel WTI in October due to rising oil stocks in the USA. Prices recovered marginally in late fourth quarter on OPEC’s decision to curtail supply, but were tempered again by a mild winter in the northern hemisphere. Brent and WTI crude oil prices ended 2006 at $59 and $61 per barrel respectively.
We expect oil prices, on balance, to remain robust in 2007 with ongoing geopolitical tensions, but – in the absence of major supply disruptions – may trend lower than in 2006 against the prospect of potentially slower economic growth, stronger non-OPEC supply growth and higher OPEC spare capacity levels. In the medium to longer term, the Group anticipates prices to moderate from present levels, as both supply and demand are expected to respond to a higher price environment and OPEC spare capacity is being rebuilt.
Henry Hub gas prices in the USA averaged $6.76 per million British thermal units (Btu) in 2006 compared with $8.80 in 2005. Prices moderated as far down as $4.00 per million Btu in early October, due to high inventory levels caused by a relatively warm winter and the absence of weather related supply disruptions during the hurricane season, before recovering to $8.3 per million Btu by the end of November with the onset of the winter season. Henry Hub closed at $5.48 per million Btu at year-end.
Henry Hub prices are expected to remain at present levels in 2007, supported by anticipated modest demand growth, mainly in the electricity generation sector, and balanced by modest growth in domestic supply and LNG imports.
The drivers of natural gas prices are more regionalised than the relatively global nature of crude oil pricing. While the Henry Hub price is a recognised price benchmark in North America, the Group also produces and sells natural gas in other areas that have significantly different supply, demand, and regulatory circumstances and therefore pricing structures. Natural gas prices in continental Europe and Asia Pacific are predominantly indexed to oil prices. In Europe prices have risen reflecting higher oil prices and strong demand. In the UK prices at the National Balancing Point averaged $41.93 pence/therm compared with $40.61 pence/therm in 2005.
OIL AND NATURAL GAS PRICES FOR INVESTMENT EVALUATION
The range of possible future crude oil and natural gas prices to be used in project and portfolio evaluations within the Group are determined after assessment of short, medium and long-term price drivers under different sets of assumptions. Historical analysis, trends and statistical volatility are part of this assessment, as well as analysis of global and regional economic conditions, geopolitics, OPEC actions, cost of future supply and the balance of supply and demand. Sensitivity analyses are used to test the impact of low price drivers like economic weakness and high investment levels in new production, and high price drivers like strong economic growth and low investment levels in new production. Short-term events, such as relatively warm winters or cool summers, weather and (geo)political related supply disruptions and the resulting effects on demand and inventory levels, contribute to price volatility.
During 2006, the Group used a grid based on low, medium and high oil and gas prices to test the economic performance of long-term projects at different prices or margin levels. The prices utilised were significantly lower than the average market industry prices for 2006. As part of normal business practice, the range of prices used for this purpose continues to be under review and may change.
DOWNSTREAM MARKET TRENDS
Refining margins remained well supported in 2006, with robust product demand and constraints on supply due to unusually intense industry refinery turnaround activity on the US Gulf Coast following the extensive hurricane-related damages in 2005. In the absence of any major disruptions, refining margins are expected to trend lower in 2007 than 2006 with new conversion capacities coming on-stream and the prospect for potentially slower global economic growth. However, the eventual levels are uncertain and will be strongly influenced by the pace of global economic growth, the effect of persistently high oil prices on product demand and start-up timing of expected refinery expansions.
The demand for petrochemicals in 2007 is expected to increase in line with the growth in the global economy, mainly in Asia Pacific. Globally, new expected industry capacity additions coupled with the prospect of continued high feedstock and energy costs may limit the opportunities for improving margins.
ACTIVITIES, INTERESTS AND PROPERTY
Our various activities are conducted in more than 130 countries and territories. The Group constitutes one of the largest independent oil and gas enterprises in the world (by a number of measures, including market capitalisation, operating cash flow and oil and gas production). Oil and gas, by far the largest of our business activities (including the Group’s Exploration & Production, Gas & Power, and Oil Products segments), accounted for nearly 90% of revenue in 2006. We market oil products in more countries than any other oil company and have a strong position not only in the major industrialised countries but also in the developing ones. The distinctive Shell pecten (a trademark in use since the early part of the twentieth century) and trademarks in which the word Shell appears support this marketing effort
Royal Dutch Shell plc 11

OPERATING AND FINANCIAL REVIEW
throughout the world. The Group also ranks among the world’s major chemical companies (by sales); in 2006, the Chemicals segment accounted for just over 10% of the revenue of the Group. In downstream, we intend to continue to integrate the Oil Products and Chemicals businesses in order to provide opportunities to achieve cost efficiencies from shared services and common manufacturing sites, and from improved use of hydrocarbon resources on integrated sites.
A summary of revenue of the Group by business segment and by geographical region for the years 2004, 2005 and 2006 is set out below:

REVENUE BY BUSINESS SEGMENT (including intersegment sales)		$ million
	2006	2005	2004
EXPLORATION & PRODUCTION
Third parties	17,909	23,970	18,400
Intersegment	37,047	21,704	18,895

	54,956	45,674	37,295

GAS & POWER
Third parties	15,887	13,766	9,625
Intersegment	1,303	1,858	1,210

	17,190	15,624	10,835

OIL PRODUCTS
Third parties [A]	248,581	237,210	210,424
Intersegment	2,728	16,643	11,924

	251,309	253,853	222,348

CHEMICALS
Third parties [B]	36,306	31,018	26,877
Intersegment	4,444	3,978	2,620

	40,750	34,996	29,497

OTHER INDUSTRY SEGMENTS AND CORPORATE
Third parties	162	767	1,060
Intersegment	–	–	10

	162	767	1,070

REVENUE BY GEOGRAPHICAL AREA (excluding intersegment sales)			$ million
	2006	%	2005	%	2004	%
Europe	136,307	42.8%	122,684	40.0%	94,206	35.4%
Other Eastern Hemisphere	76,898	24.1%	61,388	20.0%	50,652	19.0%
USA	80,974	25.4%	101,308	33.0%	103,429	38.8%
Other Western Hemisphere	24,666	7.7%	21,351	7.0%	18,099	6.8%

	318,845	100.0%	306,731	100.0%	266,386	100.0%

[A]	The figures in this table, which include crude oil sales and non-fuel revenue, are different from the table shown on page 46, which excludes these sales and revenues.

[B]	The figures in this table, which includes chemical feedstock trading, are different from the table shown on page 50, which excludes chemical feedstock trading.
12 Royal Dutch Shell plc

Risk factors
Royal Dutch Shell has a single risk based control framework – the Shell Control Framework – to identify and manage risks (see page 82).
The Group’s operations and earnings are subject to various key risks, described below, involving changing competitive, economic, political, legal, social, industry, business and financial conditions. Investors should carefully consider these risks. These risks could have a material adverse effect on the Group’s results from operations and/or financial condition.
FLUCTUATING PRICES FOR OIL, NATURAL GAS, OIL
PRODUCTS AND CHEMICALS
Oil, natural gas, oil products and chemical prices rise and fall for various reasons involving supply and demand. These include natural disasters, weather, political instability or conflicts, economic conditions or actions by major oil-exporting countries. Price fluctuations can test our business assumptions, and can affect the Group’s investment decisions, operational performance and financial position.
PROJECT DELIVERY AND THE ABILITY TO REPLACE OIL AND GAS RESERVES
The Group’s future oil and gas production depends on the success of very large projects. In developing these projects we are faced with numerous challenges such as uncertain geology, frontier conditions, availability of new technology and engineering capacity, availability of skilled resources, project delays and potential cost overruns, as well as technical, fiscal, regulatory and other conditions. Such potential obstacles may impair our delivery of these projects and, in turn, our operational performance and financial position. Future oil and gas production will depend on our access to new reserves through exploration, negotiation with countries and other owners of known reserves, and acquisitions. Failures in exploration or in identifying and finalising transactions to access potential reserves could slow the Group’s oil and gas production and replacement of reserves. This could weaken the Group’s future operational performance and financial position.
COMPETITION
The Group faces competition within the energy industry and from other industries for land and reserves, developing innovative products and solutions, and developing and applying new technology. Failure to clearly understand or effectively respond to competition could affect our financial position. Furthermore, Shell is increasingly in competition with state run oil companies with access to significant resources.
LOSS OF BUSINESS REPUTATION
The Shell brand is one of the world’s leading energy brands. We have a strong corporate reputation, which is important to maintaining our licence to operate. The Shell General Business Principles govern how the Group and our individual companies conduct our affairs. The Shell Code of Conduct describes how the Business Principles apply to individual employees of Shell. Failure – real or perceived – to follow these principles could harm our reputation, which could reduce our licence to operate, damage our brand and affect our operational performance and financial position.
IMPACT OF CLIMATE CHANGE
Concerns over climate change and any resulting challenges from society and governments could lead to project delays and compliance risks for existing assets. As such, delivery of future projects may be at risk. There is also a compliance risk if existing facilities cannot show that they are managing emissions in line with changing laws and regulations. These risks, if realised, could affect the Group’s operational performance and financial position.
HEALTH, SAFETY, SECURITY AND ENVIRONMENT
Given the range and complexity of the daily operations undertaken by the Group, the potential HSSE risks faced cover a wide spectrum. These risks include major process safety incidents, failure to comply with approved policies, effects of natural disasters and pandemics, social unrest, civil war and terrorism, exposure to general operational hazards, personal health and safety and crime. The consequences of such risk events can be injuries, loss of life, environmental harm and disruption to business activities and can affect the Group’s reputation, operational performance and financial position.
POLITICALLY SENSITIVE OR UNSTABLE COUNTRIES
Developments in politics, laws and regulations can affect the Group’s operations and earnings. These include forced divestment of assets, limits on production, imports and exports, international conflicts, including war, civil unrest and local security concerns that threaten the safe operation of company facilities, price controls, tax increases and other retroactive tax claims, expropriation of property, cancellation of contract rights, and environmental regulations. It is difficult to predict the timing or severity of these occurrences or their effect upon the Group and when such risks materialise they could affect our employees, reputation, operational performance and financial positions of the Group and Group companies located in the country concerned.
PARTNERS AND VENTURES
Many of our major projects and operations are conducted with partners or in joint ventures. Our investment with partners and in joint ventures decreases our ability to manage risks and costs. As a result, the Group could have limited influence over and control of the operations, behaviours and performance of these operations with whom the Group is engaged in business. This could affect the Group’s operational performance and financial position.
INFORMATION TECHNOLOGY (IT)
Growing standardisation, more reliance on global systems, relocation of information technology services and increased regulations lead to a risk that the Group’s IT systems may fail to deliver products, services and solutions in a compliant, secure and efficient manner. This could affect the Group’s operational performance and financial position.
TECHNOLOGY AND INNOVATION
Technology and innovation are essential to the delivery of the Group’s strategy. If the Group does not develop or does not have access to the right technology, it may affect delivery of the strategy and affect the Group’s operational performance and financial position.
RESOURCING CHALLENGES
Skilled employees are essential to the successful delivery of the Group strategy. Top quality talent is a scarce resource and we sometimes experience recruitment shortfalls. Such shortfalls could affect the Group’s operational performance and financial position.
CHANGES IN LEGISLATION AND FISCAL AND REGULATORY POLICIES
Changes in legislation, taxation (tax rate or policy), regulation and to policies on renationalisation and the seizure of property all pose a risk to our operations and can affect the operational performance and financial position of the Group or Group companies concerned. In the upstream these matters affect land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange.
CURRENCY FLUCTUATIONS AND EXCHANGE CONTROLS
As a global group, changes in currency values and exchange controls could affect our operational performance and financial position.
Royal Dutch Shell plc 13

OPERATING AND FINANCIAL REVIEW

ECONOMIC AND FINANCIAL MARKET CONDITIONS
Group companies are subject to differing economic and financial market conditions throughout the world. Political or economic instability pose a risk to such markets. If such a risk materialises it could affect the operational performance and financial position of the Group companies operating in the country or region concerned.
ESTIMATION OF RESERVES
The estimation of oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. It is not an exact calculation. It may change because of new information from production or drilling activities or changes in economic factors. It may also alter because of acquisitions and dispositions, new discoveries and extensions of existing fields, as well as the application of improved recovery techniques. Published reserves estimates may also be subject to correction in the application of published rules and guidance.
LIMITATIONS ON SHAREHOLDER REMEDIES
Our Articles of Association generally require that all disputes between our shareholders in such capacity and us or our subsidiaries (or our directors or former Directors) or between us and our directors or former directors be exclusively resolved by arbitration in The Hague, the Netherlands under the Rules of Arbitration of the International Chamber of Commerce. Our Articles of Association also provide that if this provision is for any reason determined to be invalid or unenforceable, the dispute may only be brought in the courts of England and Wales. This provision may affect the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims. See “Supplementary information – Control of registrant (unaudited)”.
ANTITRUST AND COMPETITION LAW
Antitrust and competition law apply to Group companies in the vast majority of countries in which we do business. In 2006 the Group was fined over $200 million by the European Commission Directorate-General for Competition. Due to the European Commission Directorate-General for Competition’s 2006 fining guidelines any future conviction by Group companies could result in significant fines. In addition, it is becoming increasingly more common for plaintiffs to seek payment of damages for anti-trust violations. Both these factors could have a material adverse effect on the Group’s results.
US GOVERNMENT SANCTIONS
The Group has investments in Iran and Syria and certain operations in Sudan. US laws and regulations identify certain countries, including Iran, Syria and Sudan, as state sponsors of terrorism and currently impose economic sanctions against these countries. Certain activities and transactions in these countries are banned. Breaking these bans can trigger penalties including criminal and civil fines and imprisonment. For Iran, US law sets a limit of $20 million in any 12-month period on certain investments knowingly made in that country, prohibits the transfer of goods or services made with the knowledge that they will contribute materially to that country’s weapons capabilities and authorises sanctions against any company violating these rules (including denial of financings by the US export/import bank, denial of certain export licences, denial of certain government contracts and limits of loans or credits from US financial institutions). However, compliance with this investment limit by European companies is prohibited by Council Regulation No. 2271/96 adopted by the Council of the European Union, which means the statutes conflict with each other in some respects. The Group has exceeded and expects to exceed in the future the US imposed investment limits in Iran. While we seek to comply with legal requirements in its dealings in these countries, it is possible that the Group or persons employed by the Group could be found to be subject to sanctions or other penalties under this legislation in connection with their activities in these countries.
PROPERTY AND LIABILITY
The Group’s operating companies are exposed to property and liability risks that could affect its operational performance and financial position. The Group insures itself against most of these risks through its captive insurance companies. These companies reinsure part of their major catastrophe risks with a variety of international insurers. The effect of these arrangements is that uninsured losses for any one incident are unlikely to exceed $550 million.
TRADING AND TREASURY
In the course of normal business activities the Group is subject to trading and treasury risks. These include inter alia exposure to movements in commodity prices, interest rates, and foreign exchange rates, counter party default and various operational risks.
PENSION FUNDS
The risk with respect to pensions is the ability of the pension assets to meet future liabilities and fund defined benefit plans going forward. Note 21 to the Consolidated Financial Statements provides further disclosure on retirement benefits.
Liabilities associated with and cash funding of pensions can be significant. Should the Group inappropriately value, provide for and/or fund these obligations, there could be a significant impact on its financial performance.
Local trustees manage the pension funds and set the required contributions from Group companies based on independent actuarial valuation rather than the IFRS measures. These valuations are sensitive to changes in the assumptions made regarding future outcomes, the principal ones being in respect of increases in remuneration and pension benefits, demography (including mortality), the discount rate used to convert future cash flows to current values and the long-term return on plan assets. Substantial judgement is required in determining the assumptions.
For further information regarding the judgement applied in these assumptions and the relation to the financial position and performance of the company, see Note 21 to the Consolidated Financial Statements.
The Group’s pension risk response has been developed based on a comprehensive risk review. The following framework reflects the key responses to the identified sponsor risks:
•	A Joint HR/Finance Pensions Forum is responsible for the retirement benefit strategy and risk responses.
•	Controls are established over retirement benefit and plan (re)–design.
•	Controls are established over pension plan investments, liabilities and funding.
•	Centres of excellence have been established to deliver support services to Sponsor Companies and Pension Funds.
•	Controls are established over pension reporting.

14 Royal Dutch Shell plc

OPERATING AND FINANCIAL REVIEW
Summary of Group results
OVERVIEW
Our strategy of more upstream and profitable downstream is well on track to reinforce our position in the industry while providing competitive and sustainable shareholder return.
HIGHLIGHTS
•	Earnings per share increased 4.7%.
•	Return on average capital employed of 23.4%.
•	Cash flow from operations improved by over 5% reaching $31.7 billion.
•	Cash returned to shareholders of $16.3 billion, representing an increase of 5%, excluding the minority shareholder buy out in 2005.
•	Dividends to shareholders increased by 9% compared with 2005.

“
Our strong cash generation and
capital discipline continued to
support our objectives of making
significant investments to support
long-term growth while increasing
cash returned to
shareholders.
”

EARNINGS	$ million
	2006	2005	2004
Income from continuing operations	26,311	26,568	19,491
Income/(loss) from discontinued operations	–	(307)	(234)

Income for the period	26,311	26,261	19,257

SEGMENT EARNINGS [A]	$ million
	2006	2005	2004

Exploration & Production	15,195	14,238	9,823
Gas & Power	2,650	1,573	1,815
Oil Products	7,125	9,982	7,597
Chemicals	1,064	991	1,148
Other industry segments and Corporate	277	(523)	(1,126)

Total	26,311	26,261	19,257

[A]	Segment earnings as disclosed in the table above differ from the segment results disclosed in Note 10 beginning on page 117. Segment earnings include share of profit of equity accounted investments, other income/expense and taxation attributable to the segment.
2006 COMPARED TO 2005 AND 2004
EARNINGS
The Group’s businesses delivered strong operational and financial performance in 2006, resulting in earnings of $26.3 billion. The Group’s healthy financial position allowed it to return $16.3 billion to shareholders, through dividends and share repurchases, while capital investment reached $24.9 billion.
The 2006 earnings were in line with 2005 which were up 36% from 2004. The increase in 2005 reflected higher realised oil and gas prices as well as higher LNG volumes and prices.
Exploration & Production earnings were $15,195 million in 2006 compared with $14,238 million in 2005, up 7%. Earnings reflected higher oil prices, partly offset by lower production volumes, higher operating costs reflecting industry conditions, increased pre-development activity levels and lower US gas prices. In 2005, earnings increased by 45% compared with 2004 as hydrocarbon prices increased by nearly the same amount (e.g. Brent increased by 42%) over the same period. Production in 2006 was 2% higher than 2005, excluding the impact of security concerns in Nigeria, price effects and hurricanes in the Gulf of Mexico and one-off contractual settlements. This represented an improvement over 2005 where volumes had declined by 1% compared with 2004 volumes, when calculated on a similar basis.
Hydrocarbon prices were higher in 2006 compared with 2005 and 2004, Brent crude prices averaged $65.10 per barrel in 2006 compared with $54.55 in 2005 and $38.30 in 2004. West Texas Intermediate prices averaged $66.04 per barrel in 2006 compared with $56.60 in 2005 and $41.50 in 2004.

Gas & Power earnings were up 68% in 2006 reaching $2,650 million, compared with $1,573 million in 2005 and $1,815 million in 2004. The earnings decline in 2005 compared with 2004 was driven by non-operational gains and losses related to divestments. Excluding these non-recurring items, earnings were 21% higher in 2005.
LNG sales volumes in 2006 of 12.1 million tonnes showed an increase of 14% compared to 2005 due to the capacity growth in Nigeria and Oman. Income from LNG cargo optimisation in 2006 increased reflecting market conditions and success in accessing high value markets. Marketing and trading earnings reflected gas storage optimisation in the USA and overall strong marketing performance across North America and Europe.
Oil Products earnings in 2006 were $7,125 million, 29% lower than 2005. Refining earnings in 2006 were lower than 2005 reflecting reduced refining margins. Marketing earnings in 2006 were higher than 2005, mainly due to higher earnings in Lubricants offsetting lower earnings in Retail and Business to Business (B2B). Trading earnings increased from 2005 to 2006 as a result of capitalising on the global downstream portfolio and the attractive trading conditions, which stemmed from high price volatility and market structure. The impact of price volatility on inventory had favourable effects on 2006 earnings of approximately $0.1 billion compared with approximately $2.5 billion in 2005. Earnings in 2005 grew 31% compared with 2004 reflecting high refining margins, improved operational performance and increased trading results and higher inventory gains.
Chemicals earnings were $1,064 million compared with $991 million in 2005 and $1,148 million in 2004. Earnings in 2006 included $113 million of net charges, including legal costs and pension costs partly offset by tax effects. Earnings in 2005 included charges of $565 million mainly from the divestment of the polyolefins joint venture, Basell, and legal provisions. Excluding these effects, 2006 earnings were 24% lower than a year ago reflecting lower margins partly offset by higher earnings from equity accounted investments, including Nanhai petrochemicals complex in China. Earnings in 2005 were 14% lower than 2004 due to the impact of discontinued operations as well as lower volumes and higher costs.
BALANCE SHEET AND CAPITAL INVESTMENT
The most significant changes to the balance sheet in 2006 reflect the Group’s strategy to invest in the development of long-term growth projects, primarily in the upstream businesses. Property, plant and equipment and equity accounted investments increased by over $17 billion in 2006 as capital investment increased by over 40% in 2006 compared with 2005 reaching $24.9 billion. This was partly offset by depreciation, depletion and amortisation of nearly $13 billion. Over $20 billion of the capital investment was dedicated to projects in upstream that will primarily deliver organic growth over the long term. These projects include several multi-billion, integrated facilities that should provide significant cash flow for the coming decades.
The capital investment programme in 2006 was primarily funded internally, either from cash from operations of $31.7 billion or with proceeds from divestments of $1.7 billion, with net debt (defined as total debt, including tolling arrangements, minus cash) increasing by $5.6 billion to a year-end balance of $6.8 billion. Total equity increased by $17 billion in 2006 resulting in a year-end balance of $115 billion.
Gearing increased from 13.6% at year-end 2005 to 14.8% at year-end 2006. See Note 19D to the Consolidated Financial Statements for a further discussion on gearing.
PORTFOLIO ACTIONS
In January 2007 the Group made an offer to the shareholders of Shell Canada Limited to acquire all of the outstanding common shares not owned by the Group at a cash price of C$45 per share. The offer would value Shell Canada’s fully diluted minority share capital at approximately C$8.7 billion (approximately $7.5 billion).
In December 2006 the Group, Gazprom, Mitsui & Co., and Mitsubishi Corporation signed a protocol to bring Gazprom into the Sakhalin Energy Investment Company Ltd. (SEIC) as the leading shareholder. Under the terms of the protocol, Gazprom will acquire a 50% interest plus one share in SEIC for a total cash purchase price of $7.45 billion of which Shell is expected to receive approximately $4.1 billion. The current SEIC partners will each dilute their interests by 50% to accommodate this transaction, with a proportionate share of the purchase price. Shell will retain a 27.5% interest, with Mitsui and Mitsubishi holding 12.5% and 10% interests, respectively.
PERFORMANCE AND CAPITAL
Please refer to page 54 and 56 for a discussion of key performance indicators and liquidity and capital resources.
Royal Dutch Shell plc 17

OPERATING AND FINANCIAL REVIEW
Exploration & Production
OVERVIEW
Exploration & Production explores for and extracts oil and gas. Together with Gas & Power it builds and operates the infrastructure necessary to deliver these hydrocarbons to market.
Most of our Exploration & Production activities are carried out with a wide range of joint venture partners. Our business is active in 39 countries and we are investing strongly for future growth, with some $16.5 billion of capital investment in 2006.
HIGHLIGHTS
•	Achieved record segment earnings which increased 7% from 2005.

•	Production in line with 2005 production of 3.5 million barrels of oil equivalent (boe) per day, despite security issues in Nigeria.

•	Added approximately 2 billion boe of proved oil and gas reserves and proven oil sands mining reserves.

•	Added some 45 thousand square kilometres of exploration acreage.

•	Commenced execution of several major long-life projects, including Athabasca oil sands expansion, Pearl Gas to Liquids (GTL) in Qatar and two major ultra-deep water developments in the USA and Brazil.
“
In 2006 we delivered record earnings,
again met our production targets,
continued our exploration success and
decided to proceed with new projects
which will create major new legacy assets.
Our focus is on delivery and long-term
growth through technology, integration
and scale.
”

EARNINGS [A]			$ million
	2006	2005	2004
Revenue (including intersegment sales)	54,956	45,674	37,295
Purchases (including change in inventories)	(3,451)	(1,673)	(2,669)
Exploration	(1,562)	(1,286)	(1,809)
Depreciation	(8,844)	(8,152)	(7,015)
Operating expenses	(11,722)	(9,295)	(8,467)
Share of profit of equity accounted investments	3,075	4,112	2,463
Other income/(expense)	(317)	(272)	(95)
Taxation	(16,940)	(14,870)	(9,880)

Segment earnings from continuing operations	15,195	14,238	9,823
Income/(loss) from discontinued operations	–	–	–

SEGMENT EARNINGS	15,195	14,238	9,823

[A]	Segment earnings as disclosed in the table above differ from the segment results disclosed in Note 10 beginning on page 117. Segment earnings include share of profit of equity accounted investments, other income/expense and taxation attributable to the segment.
2006 COMPARED TO 2005 AND 2004
EARNINGS
Segment earnings in 2006 were $15,195 million, 7% higher than in 2005 and 55% higher than in 2004. The increase in 2006 from 2005 reflected higher realised oil prices, partly offset by the impact of lower US gas prices, marginally lower production volumes and higher operating costs reflecting industry conditions, increased pre-development activity levels and higher maintenance costs (including increased technical integrity spend). Segment earnings in 2005 were $14,238 million, 45% higher than in 2004 due to the benefits of higher oil and gas prices, which were partly offset by lower hydrocarbon production and higher costs.
Earnings in 2006 included net gains of $641 million compared with net gains of $1,727 million in 2005 and net charges of $4 million in 2004. The net gains in 2006 mainly related to the mark-to-market valuation of certain UK gas contracts and divestment gains. The net gains in 2005 were almost entirely related to the divestment of pipeline assets in the Netherlands, as various taxation credits and other divestments were almost offset by a net charge relating to mark-to-market gas contracts in the UK. The net charges in 2004 comprised mainly divestment gains of $699 million and impairment reversals of $469 million, offset by mark-to-market losses and impairments.
OUTLOOK AND STRATEGY
The environment for the exploration and production industry has continued to be characterised by higher oil prices, high activity levels, tightness in the supply of oilfield goods and services, cost escalation and strong competition for new opportunities. We anticipate that the environment in 2007 will be similar. We believe that crude oil prices in the near future will continue to be influenced by OPEC supply policy and the industry’s limited ability to generate significant additional near-term production capacity, the rate of global economic expansion, particularly in the USA, India and the Asia Pacific region and, to a lesser extent, the severity of the northern hemisphere winter.
The Exploration & Production strategy pursued consistently for the last three years is unchanged and delivery remains on track. Our strategy has four portfolio themes: sustaining our heartlands, focusing on new oil and gas plays where technology is a differentiator, integrated gas opportunities and unlocking unconventional resources. We will continue to pursue an aggressive exploration programme to add more acreage in support of these themes. We will also invest in organic growth, open up new positions and make selective acquisitions, divestments and asset swaps as a means to expand and high-grade our asset portfolio. In terms of our existing portfolio, we will focus on production and project delivery, cost performance and operational excellence.
The Group will seek to sustain long-term production from our existing heartlands, i.e. our core countries that have the available infrastructure, expertise and remaining growth potential for the Group to sustain top quartile operations and support continued investment. We will look for further and stronger integrated gas positions such as onshore USA and through projects like Ormen Lange in Norway. We will extend our leadership position in LNG, leveraging our presence across the natural gas value chain from exploration to production and markets to maximise the value from our integrated gas projects. Examples of key project activity in this area include Sakhalin in Russia, Nigeria, the North West Shelf in Australia and Qatar. We intend to build on our existing strengths in unconventional oil and gas technologies. We have taken investment decisions on the Pearl GTL project in Qatar and are building on the success of the Athabasca Oil Sands Project in Canada where we have already started to expand. We intend to maintain our emphasis on developing and applying technology as a key differentiator in securing access to good upstream opportunities and then delivering more value from them. Such areas of focus include deep water, enhanced oil recovery, tight gas, contaminated gas and heavy oil. Leveraging technology is central to our strategy. We have tripled our R&D budget and shifted our emphasis further to subsurface and unconventionals.
Our focus on the reduction of costs will be sustained through optimised management of the supply chain and standardising processes globally. We will continue to strengthen our capabilities in project delivery. Having people in place with the requisite skills is vital to the successful delivery of our strategy: in 2006 we have increased our establishment of technical professionals by over 1,500 people and we will continue to build our capacity through redeployment and external recruitment.
PRODUCTION
In 2006, total hydrocarbon production (including oil sands) was 3,473 thousand boe per day. This was 1% lower than in 2005 and 8% lower than in 2004. Contractual settlements benefited production by 27 thousand boe per day. The underlying production trend was up 2% (excluding the impacts of security issues in Nigeria, hurricane damage in the Gulf of Mexico, PSC price impacts and one-off contractual settlements).
Field declines affecting oil production were seen in the USA, Oman, UK, Norway and Brunei during 2006. Operational shutdowns in the UK and Canada also impacted production levels. Similarly, natural gas production was impacted by declining fields in the USA and the UK, as well as by lower seasonal demand in Northwest Europe.
The effect of declining fields was more than offset by production from new fields such as Erha in Nigeria, E8 in Malaysia, Champion West Phase III in Brunei and Pohokura in New Zealand, and by increased production from Bonga in Nigeria and West Salym in Russia. Total new production added was 207 thousand boe per day in 2006. Production was boosted by the re-start of operations at the Mars platform in the Gulf of Mexico which achieved daily production levels over 20% above those prior to the shut down due to hurricanes.
The Group’s production for 2007 is expected to be around 3.3-3.5 million boe per day. Community disturbances in the Nigeria Western Delta have significantly increased in 2006 and remain an ongoing risk to our business in Nigeria, not only affecting our current production levels but also our ability to grow production in the future because of damage to existing facilities and lack

COUNTRIES IN WHICH EXPLORATION & PRODUCTION OPERATE
USA Other Western Hemisphere Argentina Brazil Canada Venezuela	Europe Austria Denmark Germany Ireland Italy The Netherlands Norway Ukraine UK	Africa Algeria Angola Cameroon Gabon Libya Nigeria Tunisia	Middle East, Russia, CIS[A] Abu Dhabi Azerbaijan Egypt Iran Kazakhstan Oman Pakistan Qatar Russia Saudi Arabia Syria	Asia Pacific Australia Brunei China Indonesia Malaysia New Zealand Philippines

[A]	Commonwealth of Independent States
of drilling and construction activity. This situation will be closely monitored throughout 2007. We expect production growth for the Group to be modest over the coming years, around 1-2% per annum from 2007 to the end of the decade, as a result of the impact of the Nigeria security issues and the portfolio management actions we intend to take. Following this, the Group has a strong resource base with the potential to support 2-3% per annum average growth. Actual growth each year will depend on project start-ups, portfolio management action and the tightness of the market. Our investment decision making will focus on value generation rather than specific reserves or volumes targets.
Several new fields came onstream delivering additional production volumes in 2006. In Brunei, oil production started from the first well of Phase III of the Champion West field (Group interest 50%) using Shell’s Smart Fields® technology. This makes use of a network of down-hole and surface sensors to create a real-time picture of reservoir dynamics and production which integrates with data from production facilities allowing optimisation of the entire production system. Unique snake wells were drilled which follow complex trajectories allowing them to pass through multiple reservoirs. The additional production helped Brunei Shell Petroleum (BSP) achieve a 25-year production record. Over time almost a quarter of BSP’s production is expected to come from Champion West.
First gas was delivered from the offshore E8 field (Group interest 50%) in Malaysia, which is a key component of the E11 Hub integrated gas project which aims to rejuvenate existing E11 facilities and develop several offshore gas fields over the next years. The E11 hub has a design capacity of 1.6 billion cubic feet (bcf) of gas per day.
First gas was also delivered from the Pohokura field (Group interest 48%) in New Zealand, which is expected to produce around 40 thousand boe a day at its peak.
In Nigeria, the deep water Erha field (Group interest 43.75%) started up in April 2006 and the deep water Bonga field (Group interest 55%) which started production in late 2005 continued to ramp up. Both fields achieved their nameplate capacity in 2006 which on a combined basis is some 220 thousand boe per day (Group interest).
PRICES
Oil prices increased in 2006 with Brent and West Texas Intermediate crude prices 19% and 17% higher than in 2005, respectively. The Group’s overall realised oil and natural gas liquids (NGL) prices were $60.13 a barrel, compared with $50.36 in 2005 and $35.61 in 2004. In the USA, realised oil and NGL prices averaged $58.53 a barrel, compared with $48.94 in 2005 and $36.15 in 2004. Outside the USA, realised oil and NGL prices averaged $60.37 a barrel compared with $50.56 in 2005 and $35.53 in 2004. Realised prices differ from published crude oil prices because the quality, and therefore price, of actual crude oil produced differs from the quoted blends. In general, the Group produces crude oil of a lower quality than the quoted blends. The Group’s overall realised gas prices (excluding equity accounted investments) in
Royal Dutch Shell plc 19

OPERATING AND FINANCIAL REVIEW

Exploration & Production averaged $5.08 per thousand standard cubic feet (scf) in 2006 compared with $4.77 in 2005 and $3.59 in 2004. In the USA, realised gas prices averaged $7.74 per thousand standard cubic feet (scf), compared with $8.43 in 2005 and $6.33 in 2004. Outside the USA, realised gas prices averaged $4.41 compared with $3.84 in 2005 and $2.81 in 2004.
CAPITAL INVESTMENT AND PORTFOLIO ACTIONS
Capital investment in 2006 increased 53% to $16.5 billion (excluding the contribution of our minority partners in Sakhalin of $1.4 billion). This included exploration expenditure of $5.1 billion of which $2.4 billion was related to acquisitions. Overall, the costs of the acquisitions totalled $2.9 billion. In 2005, capital investment was $10.8 billion and was $8.8 billion in 2004 (excluding the contribution of our minority partners in Sakhalin of $1.3 billion and $1.1 billion respectively).
Decisions were made to proceed with a number of major projects in 2006. We announced the go ahead of the development of the BC-10 deepwater block offshore Brazil following an earlier declaration of commerciality. The BC-10 development consists of multiple subsea wells and manifolds, tied back to a floating production, storage and offloading vessel with a capacity of 100 thousand barrels per day. First production is expected around the turn of the decade. Earlier in the year, Shell exercised its pre-emption option for an additional 30% participating interest in the BC-10 block and subsequently sold half of the additional stake acquired to the Indian National Oil Company, ONGC Videsh Ltd (OVL) resulting in a 50% interest in this block together with Petrobras (35%) and OVL (15%).
Shell announced the development of the Great White (Group interest 33.34%), Tobago (Group interest 32.5%) and Silvertip fields (Group interest 40%), via the Perdido development host (Group interest 35%), located in Alaminos Canyon, offshore Gulf of Mexico. The facility will be designed to handle 130 thousand boe per day. Also in the USA, major multi-year investment programmes were approved to further develop our onshore gas projects at Pinedale in Wyoming and in South Texas.
In 2006, Shell Canada received the regulatory approvals needed to proceed with Athabasca Oil Sands Project Expansion 1 (Shell Canada interest 60%), a fully integrated 100 thousand barrels per day expansion of oil sands mining and upgrading facilities. Shell Canada acquired 100% of BlackRock Ventures Inc (BlackRock). The integration of the acquired assets and operations into Shell Canada has now been completed.
Also in Canada, the wholly-owned Shell subsidiary, SURE Northern Energy Ltd., acquired 19 parcels of land in Northern Alberta to evaluate and potentially develop heavy oil resources.
Royal Dutch Shell plc announced in January 2007 that it has reached agreement with and obtained the recommendation of the Board of Directors of Shell Canada on a revised offer to acquire all of the outstanding common shares of Shell Canada not owned by Royal Dutch Shell at a cash price of C$45 per share. This offer would value Shell Canada’s fully diluted minority share capital at around C$8.7 billion. Royal Dutch Shell currently owns 78% of the common shares of Shell Canada.
Shell acquired acreage in the Carnarvon Basin in Australia through the offshore block WA-374-P in the Greater Gorgon Area (Group interest 25%) and in the Browse Basin through the permit area WA-371-P in the Caswell Sub-basin.
In Russia, Shell, Gazprom, Mitsui and Mitsubishi signed a protocol to bring Gazprom into the Sakhalin Energy Investment Company Ltd. (SEIC) as the
leading shareholder. Under the terms of the protocol, Gazprom will acquire a 50% interest plus one share in SEIC for a total cash purchase price of $7.45 billion. The current SEIC partners will each dilute their interest by 50% to accommodate this transaction, with a proportionate share of the purchase price. Shell will retain a 27.5% interest, with Mitsui and Mitsubishi holding 12.5% and 10% interest, respectively. Gazprom and existing SEIC shareholders will enter into an Area of Mutual Interest arrangement, which will cover both future Sakhalin oil and gas exploration and production opportunities, and building of Sakhalin II into a regional oil and LNG hub. Furthermore, agreement has been reached with the Ministry of Industry and Energy, regarding the amended budget of Sakhalin II and cost recovery. The Production Sharing Agreement for the project will continue and the amended project budget for phase 2 is expected to be approved by the Supervisory Board of SEIC.
A number of divestments were completed in 2006. In the UK, Shell completed the sale of its 50% holding in the Auk and 43% holding in the Fulmar fields and associated infrastructure, while in Norway, the divestment of the Jotun field (Group interest 45%) was also completed. In the Netherlands, Energie Beheer Nederland B.V. has agreed to take a 40% financial interest from NAM (Group interest 50%) in the possible redevelopment of a part of the Schoonebeek oilfield.
In Norway, Shell and Statoil signed an agreement to work towards developing the world’s largest project using carbon dioxide (CO2) for enhanced oil recovery offshore. If technical and economic challenges can be overcome, the Halten project would involve capturing CO2 from power generation and using it to enhance oil recovery initially at the Shell-operated Draugen field and later at the Statoil-operated Heidrun field.
A Joint Activity Agreement was signed in Ukraine, with Ukrgazvydobuvannya, a subsidiary of Naftogaz Ukrainy. Shell has farmed into eight licences in the Dniepr Donets Basin and exploration work commenced in 2006.
EXPLORATION
During 2006, we participated in 198 successful exploratory wells (wells drilled outside proved area). These included exploration discoveries in Australia, Brunei, Cameroon, Egypt, Malaysia, Netherlands, Nigeria, Oman, Syria and the USA. Discoveries will be evaluated in order to establish the extent of the volumes they contain.
The Group made significant additions to its overall acreage position with new exploration licences in Australia, Canada, Denmark, Ireland, Norway, Philippines, Tunisia, Ukraine and the USA (Gulf of Mexico and Onshore). In 2006, some 45 thousand square kilometres of additional exploration acreage was added in the above-mentioned countries. Globally, we maintained our acreage position to the same level in comparison to last year.
RESEARCH AND DEVELOPMENT
The Shell Exploration & Production Technology organisation is responsible for the research, development and application of integrated technology solutions for Group operating businesses and assets around the world. The primary objectives are to select, develop and implement technologies that enable the Group operating businesses and assets to successfully discover and produce greater levels of hydrocarbons; to achieve continuous improvement in cost-efficiency and performance; to increase operational safety and to reduce environmental impact.
Exploration & Production R&D is carried out in two main laboratory locations: Rijswijk (the Netherlands) and Houston (Texas, USA). Additional technology facilities are in Oman, Qatar, Stavanger (Norway) and Calgary (Canada). In-house teams and facilities are used in the research and

20 Royal Dutch Shell plc

development of proprietary exploration and production technologies along with service industry and/or academic capabilities where applicable.
The primary focus of the research and development work is in the following areas: enhanced subsurface imaging; reservoir surveillance and characterisation; smart reservoir management; improving hydrocarbon recovery efficiency; reducing the cost of wells and facilities; enabling the development of ultra-deep water fields; separation and utilisation of contaminated gas; recovery of unconventional hydrocarbons; upgrading recovered unconventional hydrocarbons; and developing solutions for capture and sequestration of CO2.
BUSINESS AND PROPERTY
The Group and its equity accounted investments are involved in the exploration for and production of crude oil and natural gas and operate under a broad range of laws and regulations that change over time. These cover virtually all aspects of exploration and production activities, including matters such as land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange. The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases (outside North America), the legal agreements generally are granted by or entered into with a government, government entity or state oil company, and the exploration risk practically always rests with the oil company. In North America, these agreements may also be with private parties who own mineral interests. Of these agreements, the following are most relevant to Shell’s interests:
•	Licences (or concessions) which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities and of financing these activities. In principle, the licence holder is entitled to the totality of production minus any royalties in kind. The state or state oil company may sometimes enter as a joint venture partner sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases, the state oil company or agency has an option to purchase a certain share of production. The lease agreement, typical in North America, is generally the same except for treatment of royalties paid in cash.

•	PSCs entered into with a state or state oil company oblige the oil company, as contractor, to provide all the financing generally, and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually this share consists of a fixed or variable part, which is reserved for the recovery of contractor’s cost (cost oil); the remainder is split with the state or state oil company on a fixed or volume/revenue-dependent basis. In some cases, the state oil company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or on a per field basis. Additionally, as the price of oil or gas increases above certain pre-determined levels, the Group’s entitlement share of production would normally decrease.
Group companies’ exploration and production interests, including acreage holdings and statistics on wells drilled and drilling, are shown on pages 22 to 26.
PROVED RESERVES
Details of Group companies’ and the Group share of equity accounted investments’ estimated net proved reserves are summarised in the following table and are set out under the heading “Supplementary information – Oil and gas (unaudited)” on pages 161 to 167. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement. Estimates remain subject to revision. It should be noted that totals are further influenced by acquisition and divestment activities. Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements which involve Group companies in upstream risks and rewards but do not transfer title of the product to those companies.
During 2006, a total of 1,638 million boe was added to proved developed and undeveloped reserves by Group companies, consisting of 367 million barrels of oil and natural gas liquids and 7,373 thousand million scf of natural gas (in each case before taking account of production). The addition to proved developed and undeveloped reserves consisted of additions of 7 million boe from revisions, 27 million boe from improved recovery and 1,539 million boe from extensions and discoveries, and 65 million boe from acquisitions and divestments. There was a net addition of 463 million boe to proved developed reserves and a net addition of 1,175 million boe to proved undeveloped reserves (before taking account of production).
During the same period, the Group share of proved developed and undeveloped reserves additions by equity accounted investments, that are in addition to the additions to the reserves by Group companies described above, represented a reduction of 59 million boe, consisting of a reduction of 95 million barrels of oil and natural gas liquids and an increase of 208 thousand million scf of natural gas (in each case before taking account of production). The Group share of changes to proved developed and undeveloped reserves by equity accounted investments consisted of a reduction of 89 million boe from revisions and an increase of 30 million boe from extensions and discoveries. There were no changes to reserves as a result of acquisitions and divestments. There was a net addition of 101 million boe to proved developed reserves and a net reduction of 160 million boe to proved undeveloped reserves (before taking account of production).
Details of the main proved reserves changes during 2006 are provided in the section entitled “Supplementary information – Oil and gas (unaudited)”.
At December 31, 2006, after taking account of Group companies’ 2006 net additions to proved developed and undeveloped reserves and production, total proved reserves for Group companies was 9% higher than at December 31, 2005. At the same date, after taking into account the Group’s share of equity accounted investments’ net additions and production, the Group’s share of total proved developed and undeveloped reserves of equity accounted investments was 9% lower than at December 31, 2005.
In December 2006, Shell signed a protocol with Gazprom, which results in a reduction in Shell’s 55% interest in Sakhalin II, in Russia, to a 27.5% interest. At the end of 2006, Sakhalin II was recorded in Shell’s reserves on a fully consolidated basis, with net reserves of 0.8 billion barrel of oil equivalent (boe), consisting of approximately 1.5 billion boe for Group companies, partly offset by 0.7 billion boe attributable to minority interests. On successful completion of this transaction, Shell’s net share of these reserves would be reduced by approximately 0.4 billion boe and the remaining reserves of approximately 0.4 billion boe on a 2006 basis would be reclassified to Group share of equity accounted investments. This transaction is expected to close in 2007 and to reduce Shell’s reserves from 2007.
In addition to proved conventional liquids and natural gas reserves, the Group has significant interests in proven oil sands reserves in Canada associated with the Athabasca Oil Sands Project. The Group views these reserves and their development as an integral part of the company’s total upstream operations. However, since SEC regulations define these reserves as mining-related and not part of conventional oil and gas reserves, these are presented separately to
Royal Dutch Shell plc 21

OPERATING AND FINANCIAL REVIEW
the conventional oil and gas reserves. Net proven oil sands reserves were 1,134 million barrels at December 31, 2006, a net addition of 418 million barrels compared to 2005 (before taking account of production). The oil sands reserves are not included in the standardised measure of discounted cash flows for conventional oil and gas reserves presented on pages 166 to 167.

PROVED DEVELOPED AND UNDEVELOPED RESERVES [A][F] (At December 31)	million barrels of oil equivalent [B]

	2006	2005	2004
Group companies	8,452	7,761	8,064
Group share of equity accounted investments	3,355	3,705	3,818

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2006	million barrels of oil equivalent [B]

	Eastern Hemisphere				Western Hemisphere
				Middle East,
			Asia	Russia,
	Europe	Africa[C]	Pacific[D]	CIS[E]	USA	Other	Total

Proved developed and undeveloped reserves [A]
Group companies
At January 1	1,848	1,257	1,142	2,240	878	396	7,761
At December 31	1,565	1,135	1,102	3,424	851	375	8,452
Group share of equity accounted investments
At January 1	2,078	–	709	490	428	–	3,705
At December 31	2,064	–	558	387	313	33	3,355

Proved developed reserves [A]
Group companies
At January 1	1,270	667	481	476	507	242	3,643
At December 31	1,089	478	482	409	463	238	3,159
Group share of equity accounted investments
At January 1	1,755	–	412	360	348	–	2,875
At December 31	1,705	–	349	350	257	24	2,685

million barrels

OIL SANDS [F]	2006	2005	2004
Group companies
At January 1	746	615	572
At December 31	1,134	746	615

[A]	Petroleum reserves from operations that do not qualify as oil and gas producing activities, such as our Athabasca Oil Sands Project, are not included in oil and gas reserves.

[B]	For this purpose natural gas has been converted to barrels of oil equivalent using a factor of 5,800 standard cubic feet per barrel.

[C]	Excludes Egypt.

[D]	Excludes Sakhalin.

[E]	Includes Caspian region, Egypt and Sakhalin.

[F]	Although presented separately, management regards reserves obtained from equity accounted investments on an equal basis to those obtained from Group companies. Proved developed and undeveloped reserves of Group companies and Group share of equity accounted investments equalled 11,807 million boe at December 31, 2006 (2005: 11,466 million boe and 2004: 11,882 million boe). Additionally, management considers proven mining reserves (oil sands) on an equal basis to oil and gas reserves.
22 Royal Dutch Shell plc

CAPITAL EXPENDITURE AND EXPLORATION EXPENSE OF GROUP COMPANIES BY GEOGRAPHICAL AREA[A]	$ million

	2006	2005[E]	2004[E]
Europe	2,684	1,991	1,625
Africa [B]	1,840	1,937	1,982
Asia Pacific [C]	1,264	1,067	525
Middle East, Russia, CIS [D]	4,528	3,844	3,210
USA	2,306	1,486	1,282
Other Western Hemisphere	4,100	1,074	588

Total	16,722	11,399	9,212

[A]	Capital expenditure is the cost of acquiring property, plant and equipment, and – following the successful efforts method in accounting for exploration costs – includes exploration drilling costs capitalised pending determination of commercial reserves. In the case of material capital projects, the related interest cost is included until these are placed in service. The amounts shown above exclude capital expenditure relating to the Athabasca Oil Sands Project.

Exploration expense is the cost of geological and geophysical surveys and of other exploratory work charged to income as incurred. Exploration expense excludes depreciation and release of currency translation differences.

[B]	Excludes Egypt.
[C]	Excludes Sakhalin.
[D]	Includes Caspian region, Egypt and Sakhalin.

[E]	2004 and 2005 comparative figures have been reclassified in line with 2006 to reflect the move of Pakistan from Asia Pacific to the Middle East, Russia and CIS region for reporting purposes.

AVERAGE PRODUCTION COSTS OF GROUP COMPANIES BY GEOGRAPHICAL AREA [A] [B] [G]	$/barrel of oil equivalent

	2006	2005[F]	2004[F]
Europe	7.56	6.03	4.80
Africa [C]	5.60	4.13	3.23
Asia Pacific [D]	3.35	2.94	2.94
Middle East, Russia, CIS [E]	7.83	6.21	3.19
USA	8.08	6.57	4.19
Other Western Hemisphere	11.03	8.45	6.38

Total	6.95	5.54	4.02

[A]	Excludes oil sands.

[B]	Natural gas has been converted to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.

[C]	Excludes Egypt.

[D]	Excludes Sakhalin.

[E]	Includes Caspian region, Egypt and Sakhalin.

[F]	2004 and 2005 comparative figures have been reclassified in line with 2006 to reflect the move of Pakistan from Asia Pacific to the Middle East, Russia and CIS region for reporting purposes.

[G]	Production costs exclude royalty payments of $1,569 million in 2006, $1,940 million in 2005 and $2,007 million in 2004.
Royal Dutch Shell plc 23

OPERATING AND FINANCIAL REVIEW

CRUDE OIL AND NATURAL GAS LIQUIDS PRODUCTION [A]	thousand barrels/day

	2006		2005		2004
Europe
UK	223		250		275
Norway	85		107		129
Denmark	134		143		142
Italy	44		30		21
Netherlands	6		7		8
Germany	4		4		5
Others		[B]		[B]		[B]

Total Europe	496		541		580

Other Eastern Hemisphere
Africa
Nigeria	293		324		349
Gabon	32		36		35
Cameroon	14		13		15

Total Africa	339		373		399

Asia Pacific
Brunei	104		95		98
Australia	57		53		60
Malaysia	42		41		47
China	20		20		20
New Zealand	14		15		15
Others	5		4		3

Total Asia Pacific	242		228		243

Middle East, Russia, CIS
Oman	202		214		246
Abu Dhabi	147		134		133
Syria	30		36		35
Russia	52		35		32
Egypt	11		14		10
Others	13		10		15

Total Middle East, Russia, CIS	455		443		471

Total Other Eastern Hemisphere	1,036		1,044		1,113

USA	322		333		375

Other Western Hemisphere
Canada	38		39		40
Venezuela	31		14		22
Brazil	25		26		43
Others		[B]	1			[B]

Total Other Western Hemisphere	94		80		105

Grand total	1,948		1,998		2,173

million tonnes a year

Metric equivalent	97	100	109

[A]	Of Group companies, plus Group share of equity accounted investments, and including natural gas liquids (Group share of equity accounted investments is assumed to be equivalent to Group interest). Oil sands and royalty purchases are excluded. In those countries where PSCs operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

[B]	Fewer than 1,000 barrels daily.

NATURAL GAS PRODUCTION AVAILABLE FOR SALE [A]	million standard cubic feet/day

	2006	2005 [B][C]	2004[B][C]
Europe
Netherlands	1,525	1,562	1,667
UK	775	925	984
Germany	421	428	411
Denmark	416	410	383
Norway	325	298	260
Others	61	36	34

Total Europe	3,523	3,659	3,739

Other Eastern Hemisphere
Africa
Nigeria	455	377	375

Total Africa	455	377	375

Asia Pacific
Malaysia	956	858	739
China	36	–	–
Brunei	574	544	554
Australia	529	525	436

New Zealand	241	234	258
Others	85	89	72

Total Asia Pacific	2,421	2,250	2,059

Middle East, Russia, CIS
Oman	–	–	471
Egypt	201	238	211
Pakistan	79	75	73
Syria	11	15	9

Total Middle East, Russia, CIS	291	328	764

Total Other Eastern Hemisphere	3,167	2,955	3,198

USA	1,163	1,150	1,332

Other Western Hemisphere
Canada	425	413	449
Others	90	86	90

Total Other Western Hemisphere	515	499	539

Grand total	8,368	8,263	8,808

[A]	By country of origin from gas produced by Group and equity accounted investments (Group share). In those countries where PSCs operate, the figures shown represent the entitlements of the Group companies concerned under those contracts.

[B]	2004 and 2005 comparative figures for gas production volumes have been reclassified in line with 2006 to reflect the move of Pakistan from Asia Pacific to the Middle East Russia, CIS region for reporting purposes.

[C]	2004 production for the Troll field, Norway was presented on an entitlement basis, whilst reserves data for this field (pages 164 and 165) were presented on the basis of actual production. The total difference in 2004 production between the two methodologies was approximately 45 million standard cubic feet per day. Production data was aligned at the end of quarter 1 of 2005.

24 Royal Dutch Shell plc

LOCATION OF ACTIVITIES AND DEVELOPMENTS [A][B] (At December 31, 2006)
Location	Exploration	Development and/or production	Shell Operator [C]

Europe

Austria	■	■

Denmark	■	■

Germany	■	■

Ireland	■	■	■

Italy		■

The Netherlands	■	■	■

Norway	■	■	■

UK	■	■	■

Ukraine	■		■

Africa

Algeria	■		■

Angola	■

Cameroon	■	■	■

Gabon	■	■	■

Libya	■		■

Nigeria	■	■	■

Tunisia	■

Asia Pacific

Australia	■	■	■

Brunei	■	■	■

China		■	■

Indonesia	■

Malaysia	■	■	■

New Zealand	■	■	■

Philippines	■	■	■

Middle East, Russia, CIS

Abu Dhabi	■	■

Azerbaijan	■

Egypt	■	■	■

Iran		■

Kazakhstan	■	■	■

Oman	■	■	■

Pakistan	■	■	■

Qatar		■	■

Russia	■	■	■

Saudi Arabia	■		■

Syria	■	■	■

USA	■	■	■

Other Western Hemisphere

Argentina		■

Brazil	■	■	■

Canada	■	■	■

Venezuela		■

[A]	Including equity accounted investments.

[B]	Where an equity accounted investment has properties outside its base country, those properties are not shown in this table.

[C]	In several countries where “Shell Operator” is indicated, a Group company is operator of some but not all exploration and/or production ventures.

Royal Dutch Shell plc 25

OPERATING AND FINANCIAL REVIEW

OIL AND GAS ACREAGE [A][B][C][D][H] (At December 31)					thousand acres
	2006				2005				2004
	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	9,850	3,225	12,860	4,025	9,852	3,110	14,507	4,415	8,449	3,200	14,024	4,904
Africa [E]	7,159	2,318	24,396	15,351	7,175	2,382	27,206	14,806	6,597	2,058	15,584	8,398
Asia Pacific [F]	7,228	3,277	125,421	34,290	7,292	3,313	123,829	34,455	7,032	3,266	104,443	28,504
Middle East, Russia, CIS [G]	32,238	10,284	66,579	30,321	32,125	10,302	66,839	30,467	34,815	11,169	65,352	30,766
USA	1,234	665	3,962	3,280	1,250	563	4,359	3,069	961	531	3,998	2,864
Other Western Hemisphere	945	569	30,413	20,328	872	551	30,097	20,314	855	529	27,236	20,421

	58,654	20,338	263,631	107,595	58,566	20,221	266,837	107,526	58,709	20,753	230,637	95,857

NUMBER OF PRODUCTIVE WELLS [A][B][H] (At December 31)
	2006				2005				2004
	Oil		Gas		Oil		Gas		Oil		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	1,647	475	1,487	461	1,762	491	1,355	448	1,786	478	1,445	491
Africa [E]	945	333	40	13	1,234	413	36	12	1,215	396	36	12
Asia Pacific [F]	1,095	520	259	109	1,076	480	264	100	1,191	551	230	88
Middle East, Russia, CIS [G]	4,333	1,364	50	44	4,128	1,279	45	40	3,795	1,198	47	40
USA	15,977	8,077	1,069	830	16,159	8,270	873	636	16,131	8,163	719	520
Other Western Hemisphere	355	264	326	250	122	117	303	284	117	112	284	270

	24,352	11,033	3,231	1,707	24,481	11,050	2,876	1,520	24,235	10,898	2,761	1,421

NUMBER OF NET PRODUCTIVE WELLS AND DRY HOLES DRILLED [A][B][D][H] (At December 31)
	2006		2005		2004
	Productive	Dry	Productive	Dry	Productive	Dry

Exploratory
Europe	7	7	5	3	6	2
Africa [E]	7	1	9	1	3	1
Asia Pacific [F]	8	4	6	3	5	5
Middle East, Russia, CIS [G]	18	7	5	3	7	2
USA	30	3	9	3	2	3
Other Western Hemisphere	41	3	3	4	1	2

	111	25	37	17	24	15

Development
Europe	32	1	25	–	27	–
Africa [E]	15	–	13	–	11	–
Asia Pacific [F]	27	–	20	1	22	1
Middle East, Russia, CIS [G]	155	2	173	4	150	6
USA	478	–	446	–	504	1
Other Western Hemisphere	118	1	26	–	10	1

	825	4	703	5	724	9

[A]	Including equity accounted investments.
[B]	The term “gross” relates to the total activity in which Group companies and equity accounted investments have an interest, and the term “net” relates to the sum of the fractional interests owned by Group companies plus the Group share of equity accounted investments’ fractional interests.
[C]	One thousand acres equals approximately four square kilometres.
[D]	Excludes oil sands.
[E]	Excludes Egypt.
[F]	Excludes Sakhalin.
[G]	Includes Caspian region, Egypt and Sakhalin.
[H]	2004 and 2005 comparative figures have been reclassified in line with 2006 to reflect the move of Pakistan from Asia Pacific to the Middle East, Russia and CIS region for reporting purposes.
26 Royal Dutch Shell plc

OIL AND GAS INTERESTS
A selection of oil and gas interests, as well as recent developments in countries where Group or equity accounted investments have exploration and production interests, are summarised on the following pages. The summary includes aspects of the legislation, regulations or agreements affecting the activities of significant companies. None of the below-mentioned properties or interests is individually significant to the Group.
EUROPE
Denmark A Group company has a 46% non-operator interest in a producing concession until mid 2012, after which it will reduce to 36.8% when the state takes a 20% interest in the concession. In late 2003 this licence was extended until mid 2042. The Shell company also holds interests in four (non-operated) exploration licences.
Germany A Group company holds a 50% interest in the Brigitta & Elwerath Betriebsfuehrungsgesellschaft (BEB) 50:50 joint venture. BEB is involved in some 30 concessions with varying interests and is the main operator in Germany. Further German interests include the 43.9% Group share in the non-operated Deutsche Offshore Konsortium. Royalties are determined by the individual German states each year and differ for the production of natural gas and oil. Royalty incentives, for example, are given for the development of tight gas reservoirs. Activities include production, gas storage, the operation of two large sour gas treatment plants, numerous compression stations and some 3,000 kilometres of pipelines.
Ireland Shell E&P Ireland Ltd. (Group interest 100%) is the operator for the Corrib Gas Project (Shell equity 45%), currently under development, and has further exploration interests in five licences in total offshore Ireland, of which four are operated and one is non-operated. Two of these licences in the Rockall Basin were awarded in early 2005. In October 2004, planning permission was granted for a proposed gas terminal at Bellanboy Bridge, County Mayo to bring Corrib gas ashore. Also in 2006, the company gained additional exploration licences and acreage.
Most construction work onshore was suspended in 2005 and resumed in October 2006 following an Independent Safety Review and a mediation process. Shell E&P Ireland have agreed to modify the route of the onshore pipeline and community consultation began in late 2006. A new route is not expected to be identified until the end of 2007. Offshore well completion work was carried out successfully in 2006 and will continue through 2007.
Italy Shell Italia E&P S.p.A. (Group interest 100%) was formed following the Group’s 2002 acquisition of Enterprise Oil. The main assets are onshore in southern Italy and include various interests in producing assets (Val d’Agri, which includes the Monte Alpi, Monte Enoc and Cerro Falcone highs, operated by Eni on behalf of the joint venture partners), development projects (including Tempa Rossa), nearby exploration prospects, as well as an oil transport and storage company (Società Oleodotti Meridionali – Group interest 30%), jointly owned with Eni. A unification/unitisation and settlement heads of agreement was completed in December 2006 with Eni, which provides for new equity of the Val d’Agri accumulation (Group share 39.23%) and settlement of past costs and production volumes.
The Netherlands The Group share of natural gas and crude oil in the Netherlands is produced by Nederlandse Aardolie Maatschappij B.V. (NAM), (Group interest 50%) in a 50:50 joint venture. An important part of NAM’s gas production is from its onshore Groningen gas field, in which the Dutch state has a 40% financial interest through the wholly state-owned company EBN. NAM’s production of oil and gas is covered by production licences. Government participation in development and production is 40% or 50%
mainly depending on the legislation applicable at the time licences were granted. This applies to all licences except one offshore and a number of older onshore production licences.
Norway A/S Norske Shell holds an interest in a number of production licences, seven of which involve producing oil and gas fields. A/S Norske Shell also holds an interest in several potential development assets, including Ormen Lange and Skarv. The development decision for the Ormen Lange gas development, discovered in 1997, was taken by the joint venture in 2003. This development involves an onshore plant/terminal and pipelines for transportation to the markets in the UK and continental Europe. During 2005, Shell swapped its interest in both Norne and Snorre fields in exchange for an increased interest in the Kvitebjorn field. Shell International Pipelines Inc. (Group interest 100%) holds interests in gas transportation and processing systems, pipelines and terminals. The licence period for these fields is due to expire between 2010 and 2020.
Ukraine Ukrgazvydobuvannya (UGV) and Shell Exploration & Production (Shell) signed a wide-ranging oil and gas exploration joint activity agreement (JAA) in June 2006.
The agreement covers licences, agreed work programme levels and the terms of joint activities. UGV is a subsidiary of NaftogazUkrainy (NAK) and this JAA represents a further important milestone in co-operation between NAK and Shell following an agreement in May 2005 to carry out joint studies in the Dniepr Donets Basin, in central-eastern Ukraine.
Under the terms of the JAA, Shell has farmed into eight UGV-held licences in the Dniepr Donets Basin with access to deep potential reservoirs, which partly lie beneath large-scale shallower fields already in production. Shell will acquire a 50% interest in the JAA covering these licences (excluding the producing fields) in exchange for a commitment that comprises acquisition of seismic data and drilling of deep exploration wells over a three-year period. Work started in 2006.
United Kingdom Shell UK Limited (Group interest 100%) is one of the largest integrated oil and gas exploration and production companies operating in the UK (by production volumes). It operates a significant number of its interests in the UK Continental Shelf (UKCS) on behalf of a 50:50 joint venture with ExxonMobil.
Most of Shell UK’s production comes from the North Sea. Natural gas comes from associated gas in mixed oil and gas fields in the northern sector of the North Sea and gas fields in the southern sector of the North Sea. Crude oil comes from the central and northern fields, which include Brent, Nelson and Cormorant. In the Atlantic Margin area, Shell also has interests as a non-operating partner principally in the West of Shetlands area including the Schiehallion, Clair and Loyal fields.
The UKCS is a mature area and although Shell has invested significantly over the past decade to extend field lives, organic growth has been more of a challenge with new field discoveries smaller than discoveries 15-20 years ago.
In 2006, Shell completed the sale of its 50% holding in Auk and 42.9% holding in the Fulmar fields and associated infrastructure.
As of January 1, 2006, the supplementary change to corporation tax rate on UK exploration and production activities was increased from 10% to 20%.
Royal Dutch Shell plc 27

OPERATING AND FINANCIAL REVIEW

AFRICA
Algeria During 2006 Shell Erdgas Beteiligungsgesellschaft mbH (SEB, Group interest 100%) assigned its interests in the permits Reggane Djebel Hirane and Zerafa to Shell Algeria Reggane GmbH and Shell Algeria Zerafa GmbH (SARG and SAZG, Group interest 100%). SARG and SAZG are conducting an exploration programme in Algeria under a PSC with Algeria-based Sonatrach. The first phase of the PSC extends to September 2008. Toward the end of 2006, a farm out of 20% of Shell interests in the two blocks had been agreed with Liwa, a subsidiary of Mubudala Development Company, an Abu Dhabi Investment Company. Approval of the farm outs is required from Sonatrach and Competent Authorities, which is expected in 2007. In February 2006, Shell and Sonatrach, the Algerian national energy company, signed a Memorandum of Understanding covering multiple business initiatives, both in Algeria and internationally.
Cameroon Pecten Cameroon Company (PCC) (Group interest 80%) has a 40% working interest in a PCC operated property (Mokoko-Abana) and a 24.5% interest in a non-operated property (Rio del Rey). PCC has a 50% interest in exploration licence Dissoni (PSC), which can reduce to 37.5% depending on state participation after a commercial discovery.
Gabon Shell Gabon (Group interest 75%) has interests in eight onshore mining concessions/exploitation permits, five of which (Rabi/Kounga, Gamba/Ivinga, Toucan Totou and Bende) are operated by the company. The Rabi/Kounga PSC expires in 2022 and includes an option for a five-year extension. The Gamba/Ivinga concession expires in 2042. The Toucan PSC expires in 2023 while the Totou/Bende PSC expires in 2020. The other three concessions/PSC (Avocette, Coucal and Atora) expire between 2010 and 2018 and are operated by Total Gabon. Production in Gabon is dominated by the Rabi field, operated by Shell Gabon, which holds 42.5% equity in the field. Shell Gabon’s portfolio includes two more fields near the Rabi, Toucan and Avocette (Awoun and Ozigo). A Group company, Shell Offshore North Gabon BV (SONG), holds the Igoumou Marin permit in ultra-deep water offshore Gabon. The same company relinquished the Ighengue licence in 2005.
Libya In May 2005, a Group company and the National Oil Corporation of the Great Socialist People’s Libyan Arab Jamahiriya (NOC) signed an LNG development agreement for the rejuvenation and upgrade of the existing LNG plant at Marsa Al Brega on the Libyan coast, together with exploration and development of five areas in Libya’s major oil and gas producing Sirte Basin. During 2006, the Group company continued its exploration activities under the LNG development agreement in those five areas.
Nigeria The Shell Petroleum Development Company of Nigeria Ltd. (SPDC) (Group interest 100%) is operator of a joint venture (Group interest 30%) with the Nigerian National Petroleum Corporation and two other companies, Total (10%) and Agip (5%). The venture’s onshore oil mining leases expire in 2019 and the shallow water offshore leases expire in 2008. Currently SPDC is operator of the SPDC JV.
Shell Nigeria Exploration and Production Company Ltd. (SNEPCO) (Group interest 100%) operates under a PSC with a 55% working interest in deep water blocks OML 118 and OML 135 in partnership with ExxonMobil, Total and Agip. SNEPCO also has a 49.81% interest in deep water blocks OML-125 and Oil Prospecting Licence (OPL)-211 (Agip operated), a 43.75% interest in deep water block OML 133 (ExxonMobil operated), and a 40% interest in shallow water block OPL 238 (co-venturer Sunlink with 60% equity).
Shell Nigeria Offshore Prospecting Limited (SNP, Group interest 100%) has a 35% working interest in block OPL 250 (PSC, 50% Chevron operated,
8.625% Petrobras, 6.375% ConocoPhillips) which is in the process of being relinquished.
Shell Nigeria Ultra Deep Limited (SNUD) (Group interest 100%) has a 100% interest in block OPL 245 (PSC).
Shell Nigeria Upstream Ventures (SNUV) (Group interest 100%) has a disputed 40% equity interest in OML 122 (co-venturer Peak Petroleum).
Shell Nigeria Exploration Properties Alpha Ltd. (SNEPA) (Group interest 100%) operates under a 100% working interest in deep water block OPL322 (40% Shell equity, 50% PSC with NNPC, 10% PSC with indigenous operator Dajo Oil).
Shell Nigeria Exploration Properties Beta Ltd. (SNEPB), (Group interest 100%) has a 27% working interest in deep water block OPL318 (PSC, ConocoPhillips operated with 35%, ChevronTexaco with 18%, NPDC with 20%).
ASIA PACIFIC
Australia Shell Development (Australia) Pty Ltd (SDA), (Group interest 100%) has interests in a number of offshore production and exploration licences in the Carnarvon Basin, namely the North West Shelf (NWS) and Greater Gorgon fields, as well as exploration licences in the Browse Basin and Timor Sea area. The interests are held directly and/or indirectly through a shareholding (34%) in Woodside Petroleum Ltd., which is the operator on behalf of six joint venture participants of the NWS gas/condensate and oil fields. Gas and condensate are produced from the North Rankin and Goodwyn facilities to an onshore treatment and LNG facility on the Burrup Peninsula. Shell also has interests in the significant liquids-rich Sunrise gas field in the Timor Sea, as well as the Browse Basin. SDA is also a non-operating participant (25%) in the Gorgon joint venture (operator Chevron Australia Pty Ltd) covering a number of gas fields in the Greater Gorgon area of the Carnarvon Basin, situated west of Barrow Island. In 2006, Shell was awarded 100% interest in Block WA-371-P in the Browse Basin, marking a return for Shell as an operator in Australia. Drilling of the first of 12 commitment wells in Block WA-371-P commenced in December 2006.
Brunei A Group company is a 50% shareholder in Brunei Shell Petroleum Company Sendirian Berhad (BSP) (the other 50% shareholder being the Brunei government). The company, which has long-term oil and gas concession rights both onshore and offshore Brunei, sells most of its natural gas production to Brunei LNG Sendirian Berhad (Group interest 25%). A Group company has a 35% non-operating share in the Block B Joint Venture (BBJV) concession where gas is produced from the Maharaja Lela Field, and a 53% operating interest in exploration Block A. In 2006, oil production started from the first well from Phase III of the Champion West field (Group interest 50%) using Shell’s Smart Fields® technology. Over time almost a quarter of BSP’s production is expected to come from Champion West.
China Group companies hold some 30% interest in the offshore South China Sea Xijiang oil producing fields. Shell holds 100% of the contractor’s interest in the Changbei Petroleum Contract with PetroChina Company Limited, to develop the Changbei gas field in the Ordos Basin, onshore China. Group companies also hold a 61% interest in the Jilin Shell Oil Shale Development Company Limited for minerals exploration, exploitation and development of oil shale resources.
Malaysia Group companies have 17 PSCs with the state oil company Petronas. In many of these contracts Petronas Carigali Sendirian Berhad (PCSB), a 100% Petronas subsidiary, is the sole joint venture partner. Shell is the operator, with a 50% working interest, of nine non-associated producing

28 Royal Dutch Shell plc

gas fields and the operator, with a 37.5% working interest, of a further two non-associated producing gas fields. Over 92% of the gas is supplied to Malaysian LNG Sendirian Berhad (Group interest 15% in MLNG Dua & Tiga plants) for deliveries of LNG to customers mainly in Japan, Korea and Taiwan. Regarding oil production and exploration, Shell has a 40% equity stake in the non-operated Baram Delta PSC and exploration interests ranging from 50% to 60% in the deep water SK-E block and inboard blocks SK-307 and SK-308. Shell operates four producing fields in Sabah. Group companies also have PSCs for exploration and development in Blocks SB-301, SB-G, SB-J, ND-6 and ND-7 offshore Sabah; material oil discoveries have been announced in Blocks G and J. Shell also holds a 50% interest in Blocks PM-301 and PM-302, which are operated by a joint operating company with PCSB.
New Zealand Group companies have an 83.75% interest in the production licence for the offshore Maui gas field. In addition, Group companies have a 50% interest in the onshore Kapuni gas field and a 48% interest in the Pohokura gas field. The gas produced is sold domestically, mainly under long term contracts. Group companies also have interests in other exploration licence areas in the Taranaki Basin. The Maui and Kapuni interests are operated by Shell Todd Oil Services Ltd, a service company (Group interest 50%), with the Pohokura field operated by Shell Exploration New Zealand Limited (Group interest 100%).
Philippines Group companies hold a 45% interest in the deep water PSC for block SC-38. The SC-38 interest includes an exploration area and a production licence, the latter relating to the Malampaya and San Martin fields. Current production is gas and condensate from the Malampaya field via a platform north-west of the island of Palawan. Shell also holds a 55% interest (and is operator) in SC-60, converted from the geophysical survey and exploration contract GSEC-99, covering a relatively unexplored area offshore north-east Palawan.
MIDDLE EAST, RUSSIA AND CIS
Abu Dhabi Crude oil and natural gas liquids are produced by the Abu Dhabi Company for Onshore Oil Operations in which a Group company’s concessionary share is 9.5% (licence expiry in 2014), arising from a 23.75% Group interest in the Abu Dhabi Petroleum Company, which in turn holds a 40% interest in the concession granted by the Abu Dhabi government. A Group company has a 15% interest in Abu Dhabi Gas Industries Limited, which extracts propane and butane, as well as heavier liquid hydrocarbons, for export sales from associated wet natural gas produced by Abu Dhabi Petroleum Company.
Egypt Shell Egypt (Group interest 100%) participates as operator in five exploration concessions and in four development leases. All concessions and leases are granted on the basis of PSCs. Included in Shell Egypt’s portfolio is an 84% interest in the north-eastern Mediterranean deepwater concession. Shell Egypt has a 50% interest in Badr Petroleum Company (Bapetco), a joint venture company with the Egyptian General Petroleum Corporation (the Egyptian national oil company). Bapetco executes the operations for those producing fields where Shell is the operator.
Iran In early 2007, Shell and Repsol entered into a service contract with respect to development of the South Pars fields for the Persian LNG project. However, the parties will not reach a final decision on whether to proceed with the project until the remaining significant commercial and engineering work is complete.
A Group company (Group interest 100%) has a 70% interest in an agreement with the National Iranian Oil Company (NIOC), who is the operator of the
Soroosh/Nowrooz offshore fields. The term of the agreement expires when all petroleum costs and the remuneration fee have been recovered, which is expected to occur by 2012.
Kazakhstan A Group company (Group interest 100%) holds an 18.52% interest in the North Caspian PSC in respect of some 6,000 square kilometres in the Kazakhstan sector of the Caspian Sea. Development of the giant Kashagan field is continuing. Oil and gas discoveries at Kalamkas, Aktote, Kairan and Kashagan SW are being further appraised. Shell holds a 50% interest in the Arman joint venture, a small onshore producing company.
Oman A Group company has a 34% interest in Petroleum Development Oman (PDO), which is the operator of an oil concession expiring in 2044, or at such later date as the government and the 40% concession-owning company Private Oil Holdings Oman Ltd. (in which a Group company has an 85% shareholding), may agree.
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
Qatar In July 2006, Qatar Petroleum (QP) and the Group took the final investment decision on the integrated Pearl GTL project, which is being developed under a development and production sharing agreement with the government of the State of Qatar. Shell provides 100% of project funding. The fully integrated project includes upstream production of some 1.6 billion cubic feet per day of wellhead gas from Qatar’s North Field, transport and processing of the gas to produce around 120 thousand boe per day of natural gas liquids and ethane; and the construction of a new onshore GTL complex to convert the remaining gas into 140 thousand boe per day of clean liquid hydrocarbon products.
In February 2005, the Group and Qatar Petroleum signed a heads of agreement for the development of a large-scale LNG project (Qatargas 4, Group interest 30%). The project comprises the integrated development of upstream gas production facilities to produce 1.4 billion cubic feet per day of natural gas, including an average of around 70 thousand boe per day of associated natural gas liquids (NGL) from Qatar’s North field, a single LNG train yielding around 7.8mtpa of LNG and shipping of the LNG to the intended markets. The final investment decision was taken in December, 2005. At the same time the engineering, procurement and construction (EPC) contract for the onshore facilities was awarded.
Russia Shell Sakhalin Holdings, B.V. (Group interest 100%) currently holds a 55% interest in Sakhalin Energy Investment Company Ltd. (SEIC). However on December 21, 2006 OAO Gazprom (Gazprom), Shell, Mitsui & Co., Ltd (Mitsui) and Mitsubishi Corporation (Mitsubishi) signed a protocol to bring Gazprom into SEIC. Under the terms of this protocol, Gazprom will acquire a 50% interest plus one share in SEIC. The current SEIC partners will each dilute their interest by 50% to accommodate this transaction, with a proportionate share of the purchase price. When effective Shell will retain a 27.5% interest, with Mitsui and Mitsubishi holding 12.5% and 10% interest, respectively. SEIC will continue to be the operator of the Sakhalin II project. Gazprom and existing SEIC shareholders will enter into an Area of Mutual Interest arrangement, which will cover both future Sakhalin area oil and gas
Royal Dutch Shell plc 29

OPERATING AND FINANCIAL REVIEW

exploration and production opportunities, and building of Sakhalin II into a regional oil and LNG hub. Furthermore, the Sakhalin II shareholders reached agreement with the Ministry of Industry and Energy as the authorised state body for the supervision of Production Sharing Agreements of the Government of the Russian Federation, regarding the amended budget of Sakhalin II and cost recovery. The Production Sharing Agreement for the Sakhalin II project will continue. The Sakhalin II amended project budget for phase 2 is expected to be approved by the SEIC Supervisory Board. Seasonal oil production continues from the Molikpaq facility on the Piltun-Astokhskoye field, offshore Sakhalin Island. Full development of the Piltun-Astokhskoye oil field and Lunskoye gas field, including a LNG plant in the south of Sakhalin Island, continued during 2006.
Salym Petroleum Development (Group interest 50%) continued to increase production from its Salym fields in Western Siberia while pursuing their development.
Saudi Arabia The Group is conducting an exploration programme in the Rub Al-Khali area in the south of the Kingdom. The Group leads the project and has a 40% interest, with Total and Saudi Aramco holding 30% each.
Syria A registered branch of Syria Shell Petroleum Development B.V. (Group interest 100%) holds undivided participating interests ranging from 62.5% to 66.67% in three PSCs that expire between 2008 and 2014 (Deir Ez Zor, Fourth Annex and Ash Sham). In addition, Group companies are parties to a gas utilisation agreement for the collection, processing and sharing of natural gas from designated fields for use in Syrian power generation and other industrial plants. Operations under these contracts are performed by Al Furat Petroleum Company, a Syrian joint stock company in which Syria Shell Petroleum Development B.V. holds a 31.25% interest. A Group company entered into two production sharing contracts, effective from February 2007, for Block 13 and 15 in the South of Syria. Work on the first 4-year exploration period is expected to start in 2007.
USA
Shell Exploration & Production Company (SEPCo, Group interest 100%) produces crude oil, natural gas and NGL principally in the Gulf of Mexico, California (AERA), Texas (South Texas and Fort Worth Basin), and Wyoming (Pinedale). The majority of SEPCo’s oil and gas production interests are acquired under leases granted by the owner of the minerals underlying relevant acreage (including many leases for federal onshore and offshore tracts). Such leases are currently running on an initial fixed term that is automatically extended by the establishment of production for so long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).
In 2006, SEPCo acquired exploration interests in acreage located in Alaska, North Dakota, Utah, Arkansas, and Washington, where current and future exploration activities are being pursued. SEPCo acquired additional interests in the Gulf of Mexico and Texas. In Texas, the acreage is located in the Fort Worth Basin and in South Texas.
In the Gulf of Mexico, SEPCo took the final investment decision to develop the Perdido Regional host, where it holds a 35% interest. Moored in 8,000 feet of water, this will be the deepest spar production facility in the world. First production is expected around the end of the decade.
Affiliates of SEPCo hold a 51.8% interest in a US-based exploration and production limited liability company, Aera Energy LLC, holding exploration and production assets in California. This venture is accounted for using the equity method.
Shell Frontier Oil & Gas Inc (Group interest 100%) was awarded three leases in 2006 by the US Bureau of Land Management to allow it to conduct oil shale research, development and demonstration activities in the Piceance Basin in north-west Colorado.
OTHER WESTERN HEMISPHERE
Argentina Shell Compania Argentina de Petroleo (CAPSA, Group interest 100%) holds a 22.5% interest in the Acambuco concession.
Brazil Shell Brasil Ltda (Group interest 100%) produces oil and gas in the Bijupirá and Salema fields located in the Campos Basin, offshore Rio de Janeiro, where the company is the operator with an 80% interest. Shell Brasil also has interests in 14 offshore exploration blocks (five operated by Shell and nine non-operated) in the Campos, Santos and Espirito Santo basins. Group interest in these blocks ranges from 20% to 100%. In 2006 Shell started to award contracts for the development of the fields Ostra, Abalone and Argonauta on the BC-10 block, in the Campos Basin.
These heavy oil fields will tie back to an FPSO moored in around 5,000 feet of water. In 2006 Shell Brasil also increased its interest in the BC-10 project from 35% to 50% by exercising its pre-emption right. Shell Brasil is the operator of the development. Production is expected to start by the turn of the decade. Shell Brasil also declared commerciality of two fields in block BS-4, in the Santos Basin, late 2006.
Through Pecten Victoria Inc (Group interest 100%), the Group retains an economic interest via a service contract in the producing Merluza gas field, operated by Petrobras, in the offshore Santos Basin.
Canada Shell Canada Limited (Group interest 78%) is a producer of natural gas, NGL, bitumen, synthetic crude and sulphur. Around 75% of Shell Canada’s gas production comes from the Foothills region of Alberta. Shell Canada also owns and operates four natural gas processing and sulphur extraction plants in southern and south-central Alberta, and is among the world’s largest producers and marketers of sulphur. In addition, it holds a 31.3% interest in the Sable Offshore Energy Project, a natural gas complex offshore eastern Canada. In 2006, Shell Canada progressed its unconventional gas development efforts in central Alberta through continued land acquisition, its drilling programme, as well as investment in infrastructure facilitating new production. It has expanded its land inventory with varying interest percentages in conventional exploration prospects, in Alberta, north-eastern British Columbia and the Beaufort Sea. It is also the largest landholder offshore West Coast, which remains under a governmental moratorium. Exploration rights in Canada are generally granted for varying terms depending upon the provincial jurisdiction and applicable regulations. Subject to certain conditions, exploration rights can be converted to production leases, which may be extended as long as there is commercial production pursuant to the lease.
Shell Canada’s oil sands business has operations in each of Canada’s three main oil sands deposits: Athabasca, Peace River and Cold Lake, Alberta. It holds a 60% interest in the Athabasca Oil Sands Project (AOSP) in Northern Alberta under a joint venture agreement to develop and produce synthetic crude from Shell’s Athabasca oil sands leases and a 100% interest in in-situ bitumen production from the Peace River and Cold Lake regions. The AOSP comprises the Muskeg River mine, 75 kilometres north of Fort McMurray, Alberta, and the Scotford Upgrader, next to Shell Canada’s Scotford refinery north of Fort Saskatchewan, Alberta. In 2006, Shell Canada announced its

30 Royal Dutch Shell plc

EXPLORATION & PRODUCTION

plan to proceed with the AOSP Expansion 1, which will add 100 thousand boe per day total project production capacity at the mine and the upgrader. This is the first of multiple expansion opportunities in the oil sands mining area.
Shell Canada produces heavy oil through cold (primary) production and thermal recovery in the Peace River area of Alberta (Shell Canada’s interest is 100%). In 2006, the company increased its heavy oil production and acreage through the acquisition of BlackRock Ventures Inc., Shell Canada also plans the completion and start-up of a 10 thousand boe per day steam assisted gravity drainage project (Phase 1) near Cold Lake, Alberta.
Shell Unconventional Resources Energy Northern Energy Ltd (SURE Northern Ltd, Group interest 100%) has acquired 19 land parcels in Alberta in 2006 to evaluate and potentially develop heavy oil resources. The parcels represent some 290 thousand acres of land.
Venezuela Shell Exploration and Production Investments B.V. (Group interest 100%) holds a 40% interest in Empresa Mixta (Joint Venture) with a state oil company, Petroleos de Venezuela (PDVSA), to develop and produce the Urdaneta West Field in Lake Maracaibo. The Empresa Mixta entity is called Petroregional Del Lago, S.A. (PERLA). The Empresa Mixta took effect in 2006, and replaced the existing operating services agreement.

Royal Dutch Shell plc 31

OPERATING AND FINANCIAL REVIEW
Gas & Power
OVERVIEW
Gas & Power is part of Upstream, which includes Exploration & Production. Our Gas & Power business liquefies and transports natural gas and develops natural gas markets and related infrastructure. It is also involved in Gas to Liquids (GTL) and coal conversion technologies. Gas & Power operates in 33 countries around the world and employed on average 2,500 employees including contractors during 2006. Its revenue was $17 billion with segment earnings of $2.7 billion in 2006.
HIGHLIGHTS
•	Segment earnings up 68%.

•	Record Liquefied Natural Gas (LNG) equity sales volume, up 14%.

•	Strong marketing and trading performance in Europe, North America and in global LNG.

•	Progress on major LNG projects under construction or development in which Shell either holds a direct or indirect interest (Sakhalin II; Qatargas 4; Gorgon, North West Shelf Train 5 and Pluto in Australia; Nigeria LNG Trains 6 and 7 and Olokola in Nigeria; and Persian LNG in Iran).

•	Altamira (Mexico) LNG regasification terminal commissioned.

•	First LNG cargoes delivered to China and Mexico.

•	Pearl GTL project construction launched.

•	First equity coal gasification plant (China) began operations.
“
In 2006, we delivered record earnings, cash
flows and LNG volumes. We also achieved
significant progress on the development of our
major projects. We are on track to grow our
position as one of the largest natural gas
producers and suppliers of LNG.
”

EARNINGS [A]	$ million

	2006	2005	2004

Revenue (including intersegment sales)	17,190	15,624	10,835
Purchases (including change in inventories)	(12,636)	(12,855)	(8,680)
Depreciation	(289)	(290)	(903)
Operating expenses	(3,023)	(2,087)	(1,452)
Share of profit of equity accounted investments	1,515	999	1,142
Other income/(expense)	231	223	733
Taxation	(338)	(41)	140

Segment earnings from continuing operations	2,650	1,573	1,815
Income/(loss) from discontinued operations	–	–	–

SEGMENT EARNINGS	2,650	1,573	1,815

[A]	Segment earnings as disclosed in the table above differ from the segment results disclosed in Note 10 beginning on page 117. Segment earnings include share of profit of equity accounted investments, other income/expense and taxation attributable to the segment.
2006 COMPARED TO 2005 AND 2004
EARNINGS
Segment earnings in 2006 were $2,650 million, a 68% increase over $1,573 million in 2005. The earnings in 2005 included net charges of $84 million, mainly related to the divestment of the joint venture, InterGen. Excluding these items, earnings increased by 60% from 2005. The earnings increase was mainly due to record LNG equity sales volumes, product prices reflecting high crude oil and natural gas prices, LNG supply optimisation, a strong performance from marketing and trading activities in Europe and North America, and higher dividends from our investments. Although clean coal makes up only a very limited portion of earnings, its earnings grew through the granting of new coal gasification technology licences.
Segment earnings in 2005 ($1,573 million) were lower than in 2004 ($1,815 million) mainly due to the impact of asset divestments. Results in 2005 included net charges of $84 million whereas 2004 included net gains of $444 million. These items were mainly related to asset divestments and impairment, without which earnings in 2005 increased by 21% over 2004. The increase was driven by higher LNG volumes and prices, and favourable marketing and trading conditions.
LNG equity sales volumes in 2006 of 12.12 million tonnes were a record, increasing 14% from 2005 (10.65 million tonnes). The volume increase was driven mainly by the start-up of the fourth and fifth trains at Nigeria LNG (Shell interest 26%), and Qalhat LNG in Oman (Shell indirect interest 11%). This was complemented by high LNG plant reliability across all joint ventures.
LNG equity sales volumes in 2005 were up 5% from 2004 driven by the ramp up of the fourth train at the North West Shelf project (Shell direct and indirect interest 22%) in Australia.
With our joint venture partners, we continue to deliver LNG into various Asia Pacific, European and North American markets. Through our European and North American marketing organisations, we supplied some of this gas, in addition to local Shell and third party gas production, to a broad range of customers. LNG volumes to India increased in 2006, using the Hazira (Shell interest 74%) regasification terminal completed in 2005. Together with our joint venture partners we delivered the first LNG cargo into China. We also delivered the first LNG cargo into Mexico following the successful commissioning of the Altamira regasification terminal (Shell ownership 50%, with rights to 75% of the terminal capacity).

OUTLOOK AND STRATEGY
The business environment for natural gas remains robust. We expect natural gas demand growth to remain at around 2-3% per annum over the medium term, reflecting moderate economic growth. Demand weakness, if it occurred, would likely be the result of a severe economic downturn. LNG demand is expected to continue to grow at around 10% per annum for the next few years with growth in all major natural gas markets.
We anticipate continued high levels of industry investment in engineering, design, construction, materials and services for major natural gas projects. Competition for access to natural gas resources and for commercially and technically skilled people will continue.
Concerns over security and diversity of energy supply will continue to drive increasing interest in alternative sources of energy, including clean coal. New opportunities for applying Shell’s proprietary coal gasification technology are expected to continue to emerge, particularly in countries with high levels of coal reserves.
Our strategy remains unchanged. We seek to build our position as one of the world’s largest natural gas producers and suppliers of LNG, with a significant presence in the key markets of North America, Asia Pacific and Europe. We aim to access and monetise new natural gas resources by offering competitive value propositions to our customers and major resource holders. In doing so, we leverage a diverse natural gas portfolio; global capabilities including commercial skills, financing, marketing, trading, shipping and project management expertise; premium market access (for LNG and GTL); and leading technology and technical skills. We will also use these skills to pursue opportunities related to our clean coal technology.
CAPITAL INVESTMENT AND PORTFOLIO ACTIONS
Capital investment in 2006 of $2.2 billion, including the minority interest share of capital investment in Sakhalin II of $400 million, was 37% higher than the $1.6 billion capital investment in 2005. Investment continued to focus on integrated gas projects involving LNG liquefaction plants at Sakhalin II, Qatargas 4, North West Shelf Train 5, and Nigeria LNG Train 6, as well as the Altamira, Mexico regasification terminal and the Qatar Pearl (GTL) project. We also completed the construction of our first coal gasification plant located in Dongting, China. The capital investment increase from 2005 is mainly due to the increased spending on the Qatar Pearl GTL project following final investment decision in July 2006.
Capital investment in 2005 of $1,602 million was similar to $1,633 million in 2004. Increased investment in 2005 mainly related to LNG projects offset by investments in InterGen power assets in 2004 that are now divested.
There was no major divestment activity in 2006, whereas 2005 saw major divestment activities relating to the joint venture company InterGen’s power generation assets and Gasunie’s gas transportation assets (gains recorded in Exploration & Production earnings).
NEW BUSINESS DEVELOPMENT
In Qatar, following approval from Qatar Petroleum, the integrated Pearl GTL project was launched in July 2006. A number of contracts were subsequently awarded to begin site preparation and construction. The Pearl GTL project includes the development of offshore natural gas resources from Qatar’s North Field, transporting and processing the gas onshore to extract liquids, and the conversion of gas into clean liquid hydrocarbon products for export through the use of proprietary GTL technology. The plant, when fully onstream, is expected to have a daily output of 140,000 barrels of oil equivalent per day GTL products with a further 120,000 barrels of oil equivalent per day of natural gas liquids and ethane extracted for sale.

COUNTRIES IN WHICH GAS & POWER OPERATE

USA Canada Latin/Central America Bolivia Brazil Mexico	Europe Denmark Germany Greece Italy The Netherlands Norway Spain Turkey UK Ukraine	Africa Algeria Ghana Libya Nigeria Middle East Egypt Iran Oman Qatar United Arab Emirates	Commonwealth of Independent States Russia	Asia Pacific Australia Brunei China India Japan Malaysia Singapore South Korea
Also in Qatar, construction continued during 2006 on the Qatargas 4 LNG project (Shell interest 30%). This integrated project includes upstream gas and liquids production and a LNG liquefaction plant with a capacity of 7.8 million tonnes of LNG per annum.
In Nigeria, construction continued on Nigeria LNG (NLNG) liquefaction train 6 (Shell interest 26%) which will have a capacity of 4 million tonnes per annum. In parallel, NLNG is also progressing development activities for a seventh (8.5 mtpa) LNG train. In February 2006, Shell signed a project development agreement with the Nigerian National Petroleum Corporation and other partners for the joint development of the new Olokola LNG project (Shell interest 18.5%).
In Australia, the North West Shelf venture (Shell direct and indirect interest, 22%) delivered the first LNG cargo to China in May 2006 at the Guangdong LNG import terminal under a 25 year, 3.3 million tonnes per annum sales and purchase agreement.
Also in the North West Shelf venture, construction continued on LNG train 5 which, when completed, will increase the overall plant capacity to 16.3 million tonnes per annum. A number of Japanese customers renewed their supply contracts from the North West Shelf venture during the year.
The Greater Gorgon joint venture (Shell interest 25%) is considering development of an LNG liquefaction plant on Barrow Island off Western Australia, to be supplied with natural gas from the offshore Gorgon and Jansz/Io gas fields. Shell also has an indirect interest in Woodside Petroleum Ltd.’s (Woodside) proposed Pluto LNG project located in the Carnarvon Basin in Western Australia through the 34.3% Shell shareholding in Woodside. This project entered the front-end engineering design phase during 2006 and progressed with site preparation and ordering of long lead items in the first quarter of 2007, ahead of a final investment decision.
In Russia, further contracts were signed with customers for LNG supply from the Sakhalin II project (Shell interest 55%). Total firm sales over the plateau period amount to 9.37 mtpa, representing some 98% of the nameplate capacity of the plant. In 2006, a protocol was signed with Gazprom to acquire an interest in Sakhalin II. Shell’s interest will reduce to 27.5% when the protocol becomes effective, which is expected to take place in 2007.
In Mexico, the Altamira regasification terminal (Shell ownership 50%, with 75% of the initial capacity of 4.4 million tonnes of LNG per annum) was commissioned in August 2006 with the first LNG cargo to be delivered to the country. The State power company in Mexico, Comisión Federal de Electricidad (CFE), has contracted to purchase 5.2 billion cubic metres of regasified LNG per annum from the facility (equivalent to 3.9 million tonnes of LNG per year).
In the USA, permitting activities are progressing for the Broadwater LNG regasification terminal (Shell ownership 50%) in the Long Island Sound
Royal Dutch Shell plc 33

OPERATING AND FINANCIAL REVIEW

region of New York and Connecticut. Shell will hold 100% of the terminal’s capacity of 7.7 million tonnes of LNG per annum.
In Europe, Shell was successful in a gas contract release tender organised by BOTAS, the Turkish natural gas and pipeline company, as part of the liberalisation of the gas market in Turkey. We started natural gas marketing in Ukraine, entering into a gas supply contract with JKX and a number of gas sales agreements with various industrial customers. A licence to use clean coal technology was granted to Nuon, a Dutch utility company.
In China, Hubei Shuanghuan Ltd started production of synthesis gas in May 2006 from the first plant in China to use Shell’s coal gasification technology. We completed the construction of the Dongting coal gasification plant (Shell equity share 50%), producing synthesis gas for a Sinopec fertiliser production plant. We granted two additional licences in China for the use of our proprietary coal gasification technology, taking the total number of licences granted globally to date to 17.
Shell and Shenhua Ningxia Coal Industry Ltd announced an agreement in July 2006 for a multi-year study on the feasibility of developing a plant to convert coal into liquids using Shell technology in China. In Australia, Shell and Anglo American signed a joint development agreement to further evaluate the Monash Energy coal-to-liquids project. This potential development involves the gasification of Anglo American’s brown coal from Victoria’s Latrobe Valley for conversion into transportation fuels, including virtually sulphur-free synthetic diesel, using Shell’s proprietary coal gasification and GTL technologies.
RESEARCH AND DEVELOPMENT
The focus of research and development (R&D) is on technical, environmental and cost leadership in existing businesses and the creation of viable new business opportunities. A key focus is on maintaining our competitive position in LNG technology, particularly LNG processing, safety, environmental impact, transport and storage. Shell is further developing its strong position in GTL conversion through R&D programmes aimed at improving catalysts and process technology to reduce capital costs and improve process efficiency and environmental performance. GTL product development is also an important focus of work. In support of its clean coal energy business Shell has expanded its coal gasification and coal-to-liquids (CTL) technology activities, with an emphasis on reducing capital costs, increasing the scale and efficiency of plants and on environmental performance.
BUSINESS AND PROPERTY
Our Gas & Power business liquefies, transports and delivers natural gas to our customers, and develops natural gas markets and related infrastructure. It also markets and trades natural gas and electricity, and converts natural gas to liquids to provide clean fuels. New opportunities are also emerging for application of our proprietary coal gasification process. Most of these activities, in particular involving LNG, are carried out by equity accounted investments. None of the below mentioned properties or interests is individually significant to the Group.

SHELL EQUITY INTEREST, DIRECT AND INDIRECT, IN LNG LIQUEFACTION PLANT CAPACITY (At December 31, 2006)

		Shell equity interest,		100% capacity million
		direct and indirect (%)	[A]	tonnes per annum [B]

Australia NWS	Karratha	22		11.9
Brunei LNG	Lumut	25		7.2
Malaysia LNG (Dua and Tiga)	Bintulu	15		14.6
Nigeria LNG	Bonny	26		17.6
Oman LNG	Sur	30		7.1
Qalhat (Oman)	Sur	11		3.7

[A]	Percentage rounded to nearest whole percentage point where appropriate.

[B]	As reported by the joint venture partner.

SHELL EQUITY SHARE OF LNG SALES VOLUME (million tonnes)

	2006	2005	2004	2003	2002

Australia	2.6	2.6	2.0	1.8	1.7
Brunei	1.9	1.7	1.8	1.8	1.7
Malaysia [A]	2.1	2.0	1.9	1.5	2.3
Nigeria	3.3	2.3	2.4	2.1	1.5
Oman	2.2	2.1	2.1	2.1	1.9

Total	12.1	10.7	10.2	9.3	9.1

[A]	Malaysia includes Dua and Tiga for all years shown and Satu only in 2002.

34 Royal Dutch Shell plc

LNG REGASIFICATION TERMINAL CAPACITY (At December 31, 2006)

		Regas capacity		Capacity rights		Capacity right
Project name	Location	(100% million tonnes per annum)		(Shell share %)		period		Status	Start-up date

Huelva	Huelva, Spain	8.0		3%	[A]	2001-2008		In operation	1988
Barcelona	Barcelona, Spain	8.3		11%	[A]	2005-2020		In operation	1969
Cartagena	Cartagena, Spain	8.0		4%	[A]	2002-2034	[A]	In operation	1989
Hazira	Gujarat, India	2.0		74%		2005 open ended		In operation	2005
Altamira	Altamira, Mexico	4.4		75%		2006 open ended		In operation	2006
Cove Point	Lusby, MD, USA	5.5		33%		2003-2023		In operation	2003
Elba Island	Elba Island, GA, USA	6.2		45%		2006-2036	[B]	In operation	2006
Elba Expansion	Elba Island, GA, USA	10.0	[C]	45%	[C]	2010-2035		Permitting	2010
Baja	Baja California, Mexico	7.5		50%		2008-2028		In construction	2008

[A]	Capacity right as at end of 2006, which will change over the capacity right period.

[B]	Capacity leased to third party until mid-2007.

[C]	Assumes completion of third party announced Elba expansion.

LNG GAS CARRIERS (At December 31, 2006)

			number of ships				thousand cubic metres
Contract	2006		2005	2004	2003	2002	2006	2005	2004	2003	2002

Owned/demise-hire (LNG)	6		6	6	5	4	797	797	797	662	522
Time-Charter (LNG)	4	[B]	1	1	–	–	573	145	145	–	–

Total	10		7	7	5	4	1370	942	942	662	522

Owned/demise-hire (LNG) under construction or on order [A]					1	2				135	275

[A]	Excludes LNG ships owned or chartered by LNG joint ventures.

[B]	Three of these were on flexible charter based on market demand.

GTL PLANTS (At December 31, 2006)

	Location	Group interest %	100% capacity bbl/day

Malaysia	Bintulu	72	14,700
Pearl GTL [A]	Qatar	100	140,000

[A]	Under construction
EUROPE
Shell Energy Europe B.V., a wholly-owned Shell company located in the Netherlands, continued to develop gas and power activities throughout Europe, and provided advice and assistance to wholly-owned Shell affiliates active in the natural gas sector in Denmark, Germany, Italy, Spain, the Netherlands, the UK, Ukraine, Turkey and other countries within Europe.
Other specific activities are summarised as follows:
Germany BEB Erdgas und Erdöl GmbH, a joint venture in which a Shell company holds a 50% economic interest, is a major producer of gas in Germany and also one of the country’s gas transmission companies. Through BEB, Shell companies have indirect minority shareholdings in gas transmission and distribution companies in Germany.
Greece A Shell company holds a 24% interest in Attiki Gas Supply Company S.A., a local gas distribution company currently with some 42,000 customers (mainly residential, but also some commercial and small industrial). Attiki Gas Supply Company S.A. holds a distribution licence to develop the distribution system infrastructure and to distribute gas to residential, commercial and small industrial customers in the Athens area.
Italy Work continues to develop the LNG regasification terminal in Italy based on the joint venture agreement (Shell interest 50%) entered into with ERG Power and Gas S.p.A. in June 2005. The terminal is planned to have an initial capacity of around 5.8 million tonnes per annum of LNG.
The Netherlands A Shell company holds a 25% interest in GasTerra B.V., a marketer of Dutch natural gas. GasTerra was previously operating under the name of Gasunie Trade & Supply.
AFRICA
Algeria Shell and Sonatrach, the Algerian national energy company, signed a Memorandum of Understanding in February 2006 covering multiple business initiatives, both in Algeria and internationally. Areas of co-operation will include investigating the commercial and technical feasibility for joint developments in Algeria, including upstream development projects, LNG, products and marketing, and investigating possible asset swap transactions for upstream exploration, development and appraisal projects.
Libya In May 2005, Shell and National Oil Corporation of the Great Socialist People’s Libyan Arab Jamahiriya (NOC) signed an LNG development agreement for the rejuvenation and upgrade of the existing LNG plant at Marsa Al Brega on the Libyan coast, together with exploration and development of five areas located in Libya’s major oil and gas producing Sirte Basin. Options to expand the existing plant and possibly build a new LNG plant are part of the agreement.
Nigeria Shell has a 26% interest in Nigeria LNG Ltd (NLNG), which had an LNG capacity at year-end 2005 of 13.6 million tonnes per annum (100%) from four trains. A fifth train began production in January 2006, increasing

Royal Dutch Shell plc 35

OPERATING AND FINANCIAL REVIEW

capacity by a further 4 million tonnes per annum (100%). A sixth train is under construction and, when complete, will add an additional 4 million tonnes per annum (100%) of LNG capacity. NLNG is also progressing development for a seventh (8.5 mtpa; 100%) LNG train. NLNG currently has operational control of 20 LNG vessels.
In February 2006, Shell signed a project development agreement with the Nigerian National Petroleum Corporation (NNPC) and other partners for the joint development of a greenfield LNG project (Olokola, Shell interest 18.5%) in Nigeria. This project, which is expected to include up to four LNG trains, is currently in the front-end engineering and design phase of maturation.
Shell has an 18% interest in the West Africa Gas Pipeline Project. This project is under construction and is planned to supply gas from Nigeria to the neighbouring countries of Ghana, Benin and Togo.
Within Nigeria, we operate a gas sales and distribution company, Shell Nigeria Gas (Shell interest 100%), to supply gas to a number of industrial and commercial customers in the south of the country.
Also in Nigeria, Shell and its joint venture partners (Shell interest 30%) signed various agreements with Nigerian state companies for the operation and development of two power plants (Afam V and VI) in the Niger Delta.
ASIA PACIFIC
Australia Shell has a combined 22% direct and indirect (via Woodside) interest in the LNG export phase and a 25% interest in the domestic gas phase of a joint venture formed to develop and produce the gas fields of the North West Shelf (NWS). Current capacity (100%) of the LNG plant at year-end 2006 was 11.9 million tonnes per annum. The LNG is sold mainly to customers in Japan. Shell directly and indirectly has a 22% interest in seven LNG vessels used to deliver LNG from the NWS.
The construction of a fifth NWS LNG train began in 2005. This will raise total capacity of the plant to 16.3 million tonnes per annum (100%). Shell has a 5% interest in two LNG vessels under construction in China that will be used to deliver LNG from NWS under a long-term contract.
Shell has a 25% interest in the Greater Gorgon joint venture that is considering development of a LNG liquefaction plant on Barrow Island off Western Australia, to be supplied with natural gas from the offshore Gorgon and Jansz/Io gas fields.
Shell has an indirect interest in Woodside’s proposed Pluto LNG project located in the Carnavon Basin in Western Australia through its 34.3% shareholding in Woodside.
A wholly-owned Shell company is also involved in a number of exploration licences in the Browse Basin and in the Timor Sea which include opportunities for LNG export.
Brunei Shell has a 25% interest in Brunei LNG Sendirian Berhad. This company liquefies and sells gas to customers in Japan and Korea. Current LNG capacity is 7.2 million tonnes per annum (100%). The LNG continues to be delivered in a fleet of seven LNG vessels owned by Brunei Shell Tankers Sendirian Berhad (Shell interest 25%), and an additional LNG vessel owned by Brunei Gas Carriers Sendirian Berhad (Shell interest 10%).
China In a 50:50 joint venture with China Petroleum and Chemical Corporation (Sinopec), we developed our first coal gasification plant. The plant will supply synthesis gas to Sinopec downstream business units in Yueyang (Dongting). The project completed construction at the end of 2006. Shell’s proprietary coal gasification technology had been licensed to a total of 15 projects in China by the end of 2006.
In 2005 we entered into a joint venture with the Hangzhou Gas Group and Hong Kong China Gas for the supply of natural gas to industrial and commercial customers in Hangzhou, China. Shell companies’ interest in the City Ring joint venture, Hangzhou Natural Gas Company Limited, is currently 39%.
India Shell holds 74% interest in three legal entities in Hazira, located in the State of Gujarat, covering the LNG regasification and storage terminal, port facilities, and marketing activities. The terminal facilities, commissioned in 2005, are being used to import LNG and market natural gas to customers in Gujarat and North West India.
Malaysia Shell companies hold a 15% interest in each of the Malaysia LNG Dua Sendirian Berhad and Malaysia LNG Tiga Sendirian Berhad projects. Current total LNG capacity is 14.6 million tonnes per annum. Our interest in the Dua plant is due to expire in 2015.
Next to the LNG facilities is a GTL plant, operated by Shell MDS (Malaysia) Sendirian Berhad (Shell interest 72%). This 14,700 barrels per day capacity plant converts around three million cubic metres per day of natural gas into high-quality middle distillates and other products using Shell-developed technology. A full range of liquid and wax products is being sold into markets around the world.
MIDDLE EAST, RUSSIA AND CIS
Egypt At the end of 2006, Shell held a controlling interest (47%) in Fayum Gas Company and an 18% interest in Natgas, local gas distribution companies in Egypt. In February 2007, Shell divested its interest (47%) in Fayum Gas Company.
Iran A project framework agreement for the Persian LNG project (Shell interest 25%) was signed in 2004 with Repsol and the National Iranian Oil Co. to take forward the Persian LNG project to the next stage of design. Under this agreement, it is envisaged that Shell would acquire 50% interest in an agreement to develop phases of the South Pars fields in the Northern Gulf, as contractor, and a 25% interest in the midstream liquefaction company. Front-end engineering design work for the offshore facilities and for the liquefaction plant has commenced and in early 2007 a service contract with respect to development of the phases of the South Pars fields by Shell and Repsol as contractor was entered into. However, the parties will not reach a final decision on whether to proceed with the project until the remaining significant commercial and engineering work is complete.
Oman Shell has 30% interest in Oman LNG L.L.C. (Oman LNG). This company has an annual capacity of 7.1 million tonnes per annum. The majority of the LNG is sold to Korea and Japan under long-term contracts with remaining volumes sold to customers on short-term sales agreements.
The Qalhat LNG S.A.O.C. project (in which Oman LNG has a 36.8% equity interest, giving Shell an 11% indirect interest) was commissioned in 2005.
Qatar In 2006, following approval from Qatar Petroleum, Shell made the final investment decision and began construction on the integrated Pearl GTL project, which is being developed under a development and production sharing agreement with the government of the State of Qatar. Shell provides 100% of project funding. The fully integrated project includes upstream

36 Royal Dutch Shell plc

production of some 1.6 billion cubic feet per day of wellhead gas from Qatar’s North Field, transport and processing of the gas to produce around 120,000 barrels of oil equivalent per day of natural gas liquids and ethane and the construction of a new onshore GTL complex to convert the remaining gas into 140,000 barrels per day of clean liquid hydrocarbon products.
Construction of the Qatargas 4 LNG project continues (Shell interest 30%). The project comprises the integrated development of upstream gas production facilities to produce 1.4 billion cubic feet per day of natural gas, including an average of approximately 70,000 barrels per day of associated natural gas liquids from Qatar’s North field, a single LNG train yielding around 7.8 mtpa of LNG and shipping of the LNG to the intended markets, primarily North America. The final investment decision was taken in December 2005. At the same time the engineering, procurement and construction (EPC) contract for the onshore facilities was awarded.
Russia  Shell has a 55% interest in Sakhalin Energy Investment Company Ltd. (SEIC). Activities for the Phase 2 development of the offshore fields continued during 2006. The development includes a two-train LNG liquefaction plant with a 9.6 million tonnes per annum capacity. Further LNG supply contracts were signed from the Sakhalin II project in 2006. Binding contracts amount to 9.37 mtpa and represents some 98% of the plant’s capacity. Sales commitments are for deliveries to customers in Asia Pacific and North American markets.
In December 2006, Shell and its partners, Mitsui & Co., Ltd (Mitsui) and Mitsubishi Corporation (Mitsubishi), signed a protocol with OAO Gazprom (Gazprom), for Gazprom to acquire a 50% interest plus one share in SEIC for a total cash purchase price of $7,450 million. The current SEIC partners will each dilute their interests by 50% to accommodate this transaction for a proportionate share of the purchase price. When effective, Shell will retain a 27.5% interest, with Mitsui and Mitsubishi holding 12.5% and 10% interests, respectively.
USA AND CANADA
During 2006, the Gas & Power business portfolio in North America included investments in Enterprise Product Partners L.P.; holding of capacity rights in US LNG import terminals; natural gas and power marketing, trading and storage; long-term gas transportation contracts; long-term power tolling contracts and energy management services.
The scope of the business in the USA on LNG has increased, encompassing existing LNG import capacity rights at the Cove Point and Elba Island terminals as well as the continued evaluation of various options to expand LNG import capabilities.
OTHER WESTERN HEMISPHERE
Bolivia  Shell has a 25% interest in Transredes Transporte De Hidrocarburos S.A., an oil and gas pipeline company that owns over 3,500 miles of pipeline network. The Group also buys and exports natural gas to Brazil through a pipeline owned by Gas Transboliviano S.A. (combined Shell interests 30%), and interconnected to Transredes.
On May 1, 2006, the Bolivian Government issued a nationalisation decree for hydrocarbon natural resources and related processing and transportation elements. Shell is in discussion with the Government on this decree and its impact on Shell investments in the country.
Brazil  Companhia de Gas de São Paulo (Comgás) is a Brazilian natural gas distribution company in the state of São Paulo. Shell holds 18% through a joint venture.
Transportadora Brasileira Bolivia Brasil S.A. (Br), (combined Shell interests 7%), connected to Gas Transboliviano S.A. (Bol), constitutes the Brazilian side of the Bolivia-Brazil pipeline with around 1,400 miles of pipeline network covering five Brazilian states.
In the western part of Brazil, Shell has 50% interests across four companies related to an integrated pipeline and 480 MW power station project in Cuiabá. The pipeline also crosses through eastern Bolivia.
Mexico  Shell has 50% equity interest in an LNG regasification terminal located in the port of Altamira, Tamaulipas, on Mexico’s Gulf coast. The facility started commercial operations in September 2006 and has an initial peak capacity of 4.4 million tonnes per annum. A separate marketing company (Shell interest 75%) holds the capacity rights in the terminal and will supply up to the equivalent of 3.9 million tonnes per annum natural gas for 15 years to CFE (state power company). Shell also holds capacity rights (3.75 million tonnes per annum) to the Costa Azul LNG import terminal under construction in Baja California on Mexico’s west coast.
LNG SUPPLY AND SHIPPING
Three operations, Shell Western LNG (SWLNG), Shell Eastern LNG (SELNG) and Shell North American LNG (SNALNG), aim to secure LNG supplies for downstream natural gas markets that we are developing. SWLNG sources LNG in the West and supplies our outlets in the Atlantic Basin (currently Spain, Mexico and through SNALNG the USA; SNALNG is the exclusive buyer for the US terminals). SELNG sources LNG in the East, and supplies our terminal in India and other potential outlets in the Pacific region, including China and the west coast of Mexico. These operations primarily use ships, currently a fleet totalling ten, which have been acquired, leased or chartered by Shell Tankers Singapore Limited, Shell Tankers (UK) Ltd, Shell Bermuda (Overseas) Ltd., and SWLNG.
Royal Dutch Shell plc 37

OPERATING AND FINANCIAL REVIEW
Oil Products
OVERVIEW
Oil Products is part of Shell’s downstream organisation. The downstream businesses turn crude oil into a range of refined products including fuels, lubricants and petrochemicals, which they also deliver to market. Oil Products has a presence in more than a hundred countries and employed on average 67,000 people in 2006, generating in 2006 some $251 billion of revenue and earnings of $7.1 billion.
HIGHLIGHTS
•	Segment earnings of $7.1 billion.
•	China – Lubricants and Bitumen acquisitions completed.
•	Turkey retail venture established.
•	Disposals generated gross proceeds of $1.4 billion.
“
We achieved excellent financial
performance in 2006 and our strategy is
on track. We will continue to ensure that
our operations are safe, reliable and cost
competitive. We have made steady
progress with our portfolio development as
we strengthened our position in key
markets. We will continue to leverage the
Shell brand with strong customer focus and
the development of leading edge technologies.
”

EARNINGS [A]			$ million
	2006	2005	2004

Revenue (including intersegment sales)	251,309	253,853	222,348
Purchases (including change in inventories)	(222,962)	(223,482)	(195,270)
Depreciation	(2,580)	(2,622)	(3,357)
Operating expenses	(18,389)	(16,141)	(15,022)
Share of profit of equity accounted investments	1,712	1,713	1,277
Other income/(expense)	7	69	61
Taxation	(1,972)	(3,408)	(2,440)

Segment earnings from continuing operations	7,125	9,982	7,597
Income/(loss) from discontinued operations	–	–	–

SEGMENT EARNINGS	7,125	9,982	7,597

[A]	Segment earnings as disclosed in the table above differ from the segment results disclosed in Note 10 beginning on page 117. Segment earnings include share of profit of equity accounted investments, other income/expense and taxation attributable to the segment.
2006 COMPARED TO 2005 AND 2004
EARNINGS
Segment earnings in 2006 were $7,125 million, 29% lower than 2005 and 6% lower than 2004. Refining earnings in 2006 were lower than 2005 reflecting reduced refining margins. Marketing earnings in 2006 were higher than 2005, mainly due to higher earnings in Lubricants offsetting lower earnings in Retail and Business to Business (B2B). In 2005, earnings were higher than 2004 mainly due to high refining margins and improved operational performance. Marketing earnings declined in 2005 compared to 2004. Trading earnings increased from 2004 to 2005 and again from 2005 to 2006 as a result of capitalising on the global downstream portfolio and the attractive trading conditions, which stemmed from high price volatility and market structure. The impact of price volatility on inventory had favourable effects on 2004 earnings of approximately $1.0 billion on 2005 earnings of approximately $2.5 billion and of approximately $0.1 billion on 2006 earnings.
Earnings in 2006 included non-operational net gains of $38 million. Benefits relating to reductions in deferred taxes in the Netherlands and Canada were largely offset by pension and employee benefits charges in the USA and France. In 2005, earnings included net gains of $427 million mainly related to divestments; in 2004 earnings were positively affected by gains of $540 million, mainly relating to the net effect of divestments and impairments. In 2006 revenue declined $2,544 million from 2005. The positive effect of higher average crude prices in 2006 was more than offset by the netting of certain trading sales (effective from the third quarter 2005). In 2005 revenue increased compared to 2004 largely as a result of increased crude prices.
Gross margin (calculated as revenue less purchases) in 2006 declined $2,024 million from 2005 levels. Refining margins in Europe and Asia Pacific were down while refining margins in the USA increased. In 2005, gross margin increased $3,293 million from 2004 with higher refining margins in all regions.
Depreciation was $42 million lower in 2006 than 2005 mainly due to divestments partly offset by the impact of foreign exchange translation. Lower depreciation in 2005 compared to 2004 was due to divestments and the recognition in 2004 of impairment provisions on certain refining and marketing assets.
Operating expenses, which include divestment gains, increased during the period 2004 to 2006. Compared to 2005, 2006 was affected by lower gains from divestments, increased refinery maintenance costs, higher trading expenses, increased energy related costs and the effect of a weaker dollar on non-dollar denominated operating expenses. The increase in 2005 over 2004 was largely due to lower gains from divestments.
Refinery processing intake in 2006 declined 3.0% from 2005, the result of lower utilisation rates particularly in Europe and Asia Pacific. In 2005 intake volumes were lower in comparison to 2004 due to divestments in the USA and Asia Pacific and hurricane related downtime in the USA. Total 2006 product sales volumes were 8.1% lower than 2005, with 6.0% of this decline resulting from the net reporting of certain contracts that are held for trading purposes as from the third quarter 2005. Furthermore, volumes in 2006 were affected by divestments, and rationalised volumes in B2B. In 2005 volumes declined 7.1% compared to 2004. The netting effect of the held for trading volumes accounted for 5.6% of the decline. Moreover, volumes were affected by divested marketing businesses in 2005 and 2004.
OUTLOOK AND STRATEGY
Refining margins remained well supported in 2006, with robust product demand growth and constraints on supply due to unusually intense industry refinery turnaround activity on the US Gulf Coast following the extensive hurricane-related damage in 2005. In the absence of any major disruptions, refining margins are expected to trend lower in 2007 than 2006 with new conversion capacities coming on-stream and the prospect for potentially slower global economic growth. However, the eventual levels are uncertain and will be strongly influenced by the pace of global economic growth, the effect of persistently high oil prices on product demand and start-up timing of expected refinery expansions.
Marketing margins will continue to be influenced by oil price volatility, exchange rates and intense competition.
We aim to lead in the downstream markets in which we choose to operate. Our strategy supports this. To improve downstream profitability we focus on six key areas:
•	Keeping our operational performance safe, reliable and cost-competitive.
•	Reshaping the portfolio by divesting underperforming assets, making selective investments in manufacturing and marketing to improve our competitive position and investing in high growth markets such as China and India.
•	Continuing to seek opportunities to reinforce our position as the leading global brand across all the downstream businesses, including keeping our focus on differentiated fuels.
•	Continuing to implement simpler standard global processes supported by a single common IT system for Oil Products businesses across the world.
•	Continuing to maximise the value of our integrated hydrocarbon supply chain and work towards a tighter integration of the Oil Products and Chemicals businesses.
•	Continuous focus on human resources, development of leadership and progress in diversity.
CAPITAL INVESTMENT AND PORTFOLIO ACTIONS
Capital investment was $3.5 billion in 2006, up from $2.8 billion in 2005. The main areas of investment were in our manufacturing and retail businesses. They included spending on refinery maintenance, fuel specification and environmental compliance, upgrading and growing the retail network and two acquisitions in China. During the period 2004-2006 approximately 65% of our capital expenditure was allocated to asset integrity and care and maintenance projects.

COUNTRIES IN WHICH OIL PRODUCTS OPERATE

Canada

USA

Latin America
Argentina
Brazil
Chile
Colombia
Costa Rica
Ecuador
El Salvador
Guatemala
Honduras
Mexico
Nicaragua
Panama
Peru
Surinam
Venezuela

The Caribbean
Antigua &
  Barbuda
Bahamas
Barbados
Dominican   Republic
French
  Antilles &
  Guiana
Puerto Rico
St. Kitts &
  Nevis
St. Lucia
St. Vincent
Trinidad &
  Tobago

Europe
Austria
Belgium
Bulgaria
Croatia
Czech
  Republic
Denmark
Estonia
Finland
France
Germany
Gibraltar
Greece
Hungary
Ireland
Italy
Latvia
Lithuania
Luxembourg	Montenegro
The Netherlands Norway
Poland
Portugal
Romania
Serbia
Slovakia
Slovenia
Spain
Sweden
Switzerland
Turkey
UK

Africa
Algeria
Benin
Botswana
Burkina Faso
Cape Verde
  Islands
Cote d’Ivoire
Democratic
  Republic of
  Congo
Djibouti
Egypt	Ethiopia
Gabon
The Gambia
Ghana
Guinea
Kenya
Lesotho
Madagascar
Mali
Morocco
Mozambique
Namibia
Nigeria
La Réunion
Senegal
South Africa
Sudan
Swaziland
Tanzania
Togo
Tunisia
Uganda
Zimbabwe

Middle East
Iran
Oman
Qatar	Saudi Arabia
United Arab
  Emirates
Yemen

Commonwealth of Independent States
Russia
Ukraine

Asia Pacific
Australia
Brunei
China (including   Hong Kong)
Fiji
Guam
India
Indonesia
Japan
Laos
Malaysia
Mauritius
New Zealand
Pakistan
Philippines
Singapore	South Korea Sri Lanka Taiwan Thailand Vietnam
We continued to focus on investment in high growth markets in Asia and Turkey, on consolidation in Africa and retrenchment in Latin America.
Shell completed the sale of its Oil Products businesses in Jamaica, Bahamas, Paraguay and Rwanda in the first quarter of 2006. An agreement was signed in March 2006 to acquire Koch Materials China (Hong Kong) Limited, a bitumen manufacturing and marketing business in China. The deal increases Shell’s bitumen production – more than doubling it in China to 6,600 tonnes per day, which represents around 20% of Shell Bitumen global volume.
In the second quarter of 2006, Shell announced that Motiva Enterprises (Shell share 50%) was continuing progress towards a decision to expand the Port Arthur Refinery in the USA, which would add up to 325 thousand barrels per day crude to the refinery’s throughput and take its daily total to more than 600 thousand barrels. Depending on commercial conditions and regulatory approvals, Motiva expects to begin construction in 2007 with brownfield expansion to come on line after 2010.
The divestments of marketing and distribution assets in Colombia, Uruguay and Cameroon were completed in the second quarter of 2006.
In Turkey, the venture between Shell and Turcas Petrol A.S. involving more than 1,200 service stations (Shell share 70%) began operating on July 1, 2006. In July 2006, we announced the divestments of our marketing and distribution businesses in various Pacific Islands (completed in the fourth quarter).
In the third quarter 2006, Shell acquired a 75% share in Beijing Tongyi Petroleum Chemical Company Limited and Xianyang Tongyi Petroleum Chemical Company Limited, which produce and market China’s leading independent lubricants brand. This transaction put Shell ahead of other international energy companies in China’s lubricants market and increased Shell’s global finished lubricants volume by 8%. Sales of Shell’s retail and lubricants marketing assets in Puerto Rico and distribution and marketing assets in Bermuda were completed. In the USA the sale of a residential and small commercial natural gas marketing business was completed.
In the fourth quarter, agreement was signed for the sale of Shell’s retail, commercial fuels and aviation businesses in Cambodia.
Early in 2007, as part of ongoing active investment and portfolio management, Shell announced a strategic review of a number of refining and
Royal Dutch Shell plc 39

OPERATING AND FINANCIAL REVIEW
petrochemicals feedstock assets. This review will include, amongst other assets, Petit-Couronne and Reichstett-Vendenheim refineries and the Berre-l’Etang refinery site complex in France, with a combined capacity of around 300,000 barrels per day (Shell share 100%). Shell had previously announced that it is also reviewing its portfolio in the Dominican Republic, where the Company has a 30,000 barrels per day interest in the Refidomsa refinery and storage terminal. At the end of January 2007, Shell signed an agreement to sell its Los Angeles Refinery, Wilmington Products Terminal and around 250 service stations and supply agreements in and around Los Angeles and San Diego.
RESEARCH AND DEVELOPMENT
Research and development (R&D) programmes continue to focus on the improvement of liquid fuels, lubricants, and bitumen products and their applications together with advancement of process technologies that provide a competitive advantage.
For the fuels business, top tier differentiated fuels have been launched in more than 40 countries. Benefits, such as performance and fuel economy together with environmental performance are key drivers in the development of new products, while opportunities to reduce costs are pursued in current formulations. Product stewardship considerations, especially in areas of health and the environment, continue to be given high priority in all areas.
The need to conserve energy, protect the environment, and meet customer requirements continues to drive new technology development in lubricants. Key R&D themes are the development of energy efficient lubricant technologies, new technologies enabling reduced maintenance and longer equipment life and formulation technologies compatible with new emission systems. Programmes focused on novel base oil and additive technologies, lubricants for advanced coatings and lightweight materials, self-healing lubricated surfaces and predictive models continue to be central to our lubricants R&D.
In refinery process research we seek to achieve the highest standards of reliability and availability, supply chain optimisation, cost reduction, feedstock flexibility, and continuous reduction in energy consumption and CO2 emissions. Catalyst development has contributed to increased margins generation. Programmes focused on health, safety, and environment provide solutions ranging from soil remediation techniques to explosion hazard assessments.
Additional R&D investments are made to achieve breakthrough options in sustainable energy and mobility. Shell is partnering several leading companies to develop second-generation biofuels from non-food sources, such as wood and straw. The companies include Iogen Corporation of Canada, which uses enzymes to convert straw into cellulose ethanol that can be blended with gasolines, and CHOREN Industries of Germany which converts a woody feedstock to a high-quality synthetic diesel fuel.
BUSINESS AND PROPERTY
The Oil Products organisation is made up of a number of different businesses, which include Manufacturing, Supply and Distribution, Retail, B2B and Lubricants. Collectively these businesses refine, supply, trade and ship crude oil products around the world and market fuels and lubricants for domestic, industrial and transportation use.
MANUFACTURING
Our global Manufacturing portfolio includes interest in more than 40 refineries with a Shell equity capacity in excess of 4 million barrels per day. Our presence is truly global, with some 44% of Shell’s equity capacity in Europe, 25% in North America, 25% in Asia Pacific, and 6% in Latin America and Africa. Our refineries make products such as gasoline, diesel, light heating oil, aviation fuel, heavy heating oil, lubricants and bitumen. Finished and intermediate products from the manufacturing sites provide a wide range of quality hydrocarbons required by our downstream partners in Retail, Lubricants, Chemicals and B2B to fulfil Shell customer requirements. Manufacturing also works closely with Supply and Distribution, Trading and Shell Global Solutions to maximise earnings from our manufacturing assets. As referred to on page 54 our unplanned downtime in 2006 was 4.9% compared to 4.0% in 2005. This is due to extended turnarounds at some of our larger refineries.
SUPPLY AND DISTRIBUTION
Supply and Distribution optimises the refineries’ hydrocarbon margin, drives cross-business integration, and plays a large role in Shell’s hydrocarbon supply chain strategies. The business acquires and delivers feedstock to Shell refineries and chemical plants, and transports and delivers finished products to Shell’s downstream marketing businesses and customers. It handles around 6 million barrels of inland fuel sales per day. The distribution network includes 5,000 miles (over 8,000 km) of pipeline in the USA. It also includes some 20,000 trucks worldwide making 10,000 deliveries a day.
RETAIL
Shell branded sites constitute the world’s largest single branded retailer with more than 45,000 service stations. Our research indicates that Shell is the leading global differential fuels retailer with a portfolio that includes Shell V-Power and Shell V-Power Diesel. These are tailored to meet growing customer needs for improved engine and environmental performance.
Shell continually seeks to make the most of its innovative and technical knowledge and its partnerships in technology. In April 2006, using a standard Volkswagen Golf model, Shell set a new Guinness world record for the most fuel-efficient circumnavigation of the globe ever undertaken in a standard car. It was completed using only 24 tanks (1,303 litres) of fuel containing the innovative Shell Fuel Economy Formula. The end of the journey marked the launch of our new Formula in several markets. In June, a special blend of Shell V-Power Diesel and GTL fuel powered an Audi R10 TDI to victory in the 24 Heures du Mans race (Le Mans), to become the first diesel-powered winner of the legendary endurance event. The Audi remained unbeaten in its first season.
LUBRICANTS
Shell Lubricants companies are the global leaders in finished lubricants, marketing Shell Lubricants products in around 120 countries. Shell’s product portfolio comprises some of the most recognised (by market share) lubricants brands in both global and individual markets, including Shell Helix, Pennzoil, Shell Rotella, Shell Rimula, Quaker State and the recently-acquired Tongyi in China. These lubricants are used across the transport sector in passenger cars, lorries, coaches, aeroplanes and ships. Shell Lubricants also delivers lubrication solutions to the manufacturing, metal-working, food processing, mining, power generation and agriculture industries. In addition, through the Jiffy Lube fast lube network, Shell Lubricants provides oil change and service to some 27 million customers in North America and is building a presence in developing markets such as China.
BUSINESS TO BUSINESS (B2B)
B2B sells fuels and special products to a broad range of commercial customers and comprises five separate businesses:
Shell Aviation is a leader in the marketing of aviation fuels and lubricants, and in the operation of airport fuelling. It supplies 1,100 airports in 90 countries and fuels some 20,000 aircraft, supplying over 87 million litres of

40 Royal Dutch Shell plc

fuels and lubricants every day. Shell regained the top spot in the Armbrust Award for the World’s Best Jet Fuel Marketer in 2006.
Shell Marine Products is a global sales and marketing business supplying marine fuels, lubricants and related services to the marine industry. The business supplies 20 different types of marine fuel to power diesel engines, steam and gas turbine vessels, with around 100 different types of marine lubricants blended to provide optimum protection in the toughest environments. The business serves more than 15,000 customer vessels from large ocean-going tankers to small fishing boats in more than 730 ports in around 90 countries.
Shell Gas (LPG) Liquefied petroleum gas (LPG) fits well into Shell’s range of product offerings as a cleaner-burning and convenient fuel. Shell Gas (LPG) is one of the largest players in the LPG market, supplying LPG to over 30 million domestic, commercial and industrial customers. The business works with 3,500 distributors and has around 100,000 points of sale, in more than 30 countries and territories, around the world.
Commercial Fuels provides high-quality heating, transport and industrial fuels to more than 4 million customers worldwide. The bulk fuels business, in close co-operation with the refineries, plays a key role in optimising the value for the integrated supply chain. The domestic heating oil business provides oil to heat more than 1.5 million homes. The Road Transport business provides fuels and services to transporters around the world through a network of well-located sites with payment-through-card systems.
Shell Bitumen is a global business. Every day it supplies around 12,000 million tonnes of bitumen to 1,600 customers, through 250 applications, in 35 countries. Shell Bitumen resurfaces the equivalent of 450 kilometres of road a day and our market share throughout the world is growing. Most recently, we doubled our presence in China through Shell Road Solutions and we are now a market leader in premium binders in that region.
SHELL GLOBAL SOLUTIONS
Shell Global Solutions provides business and operational consultancy, catalysts, technical services and research and development expertise to Shell and the energy and processing industries worldwide. It has an extensive network of offices around the world, with primary commercial centres operating in the USA, Europe and Asia Pacific.
Royal Dutch Shell plc 41

OPERATING AND FINANCIAL REVIEW
REFINING

COST OF CRUDE OIL PROCESSED OR CONSUMED	$ per barrel

Cost of crude oil processed or consumed (including upstream margin on crude supplied by Group and equity accounted investment exploration and production companies)	2006	2005	2004	2003	[A]	2002	[A]

Total	60.46	48.24	37.22	26.75		24.35

OPERABLE CRUDE OIL DISTILLATION CAPACITY [B]	thousand barrels/calendar day [C][D]

	2006	2005	2004	2003	2002

Europe	1,823	1,822	1,835	1,808	1,809
Other Eastern Hemisphere	923	899	1,050	1,072	1,108
USA	946	955	1,032	1,073	1,075
Other Western Hemisphere	348	350	350	361	395

Total	4,040	4,026	4,267	4,314	4,387

CRUDE OIL PROCESSED [E]	thousand barrels daily [C]

	2006	2005	2004	2003	2002

Europe	1,641	1,701	1,688	1,712	1,701
Other Eastern Hemisphere	751	802	943	916	870
USA	874	855	951	974	996
Other Western Hemisphere	303	315	319	323	314

Total	3,569	3,673	3,901	3,925	3,881

Group share of equity accounted investments	417	455	451	515	473

REFINERY PROCESSING INTAKE [F]	thousand barrels daily [C]

	2006	2005	2004	2003	2002

Crude oil	3,617	3,722	3,946	3,949	3,881
Feedstocks	245	259	216	218	203

	3,862	3,981	4,162	4,167	4,084

Europe	1,732	1,804	1,770	1,776	1,761
Other Eastern Hemisphere	808	849	962	956	941
USA	956	953	1,055	1,079	1,064
Other Western Hemisphere	366	375	375	356	318

Total	3,862	3,981	4,162	4,167	4,084

42 Royal Dutch Shell plc

REFINERY PROCESSING INTAKE	million tonnes per year

	2006	2005	2004	2003	2002

Metric equivalent	189	195	204	204	201

REFINERY PROCESSING OUTTURN [G]	thousand barrels daily [C]

	2006	2005	2004	2003	2002

Gasolines	1,444	1,492	1,542	1,575	1,537
Kerosines	368	382	424	418	400
Gas/Diesel oils	1,215	1,256	1,297	1,312	1,287
Fuel oil	346	391	414	378	355
Other products	597	567	557	550	546

Total	3,970	4,088	4,234	4,233	4,125

[A]	Figures for 2003 and 2002 are provided on a US GAAP basis.

[B]	Group average operating capacity for the year and excluding mothballed capacity.

[C]	One barrel daily is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.

[D]	Operable capacity is the calendar day capacity minus capacity loss due to normal unit downtime.

[E]	Including natural gas liquids; includes processing for others and excludes processing by others.

[F]	Including crude oil and natural gas liquids plus feedstocks processed in crude oil distillation units and in secondary conversion units.

[G]	Excluding “own use” and products acquired for blending purposes.
Royal Dutch Shell plc 43

OPERATING AND FINANCIAL REVIEW

OIL SALES [A]	thousand barrels per day

Product volumes	2006	2005	2004	2003	2002

Europe
Gasolines	563	569	576	616	647
Kerosines	207	223	220	194	190
Gas/Diesel oils	859	920	934	936	950
Fuel oil	153	196	179	184	177
Other products	191	185	203	207	209

	1,973	2,093	2,112	2,137	2,173

Other Eastern Hemisphere [B][C]
Gasolines	356	318	337	315	332
Kerosines	167	174	168	166	142
Gas/Diesel oils	450	470	511	489	476
Fuel oil	140	151	168	180	188
Other products	114	119	136	138	149

	1,227	1,232	1,320	1,288	1,287

USA [D]
Gasolines	845	1,068	1,372	1,343	1,239
Kerosines	168	236	258	212	221
Gas/Diesel oils	232	368	430	430	401
Fuel oil	51	107	209	189	105
Other products	175	234	247	218	173

	1,471	2,013	2,516	2,392	2,139

Other Western Hemisphere
Gasolines	247	263	293	296	317
Kerosines	71	74	73	72	74
Gas/Diesel oils	237	251	249	243	246
Fuel oil	65	77	85	86	92
Other products	37	43	44	52	49

	657	708	744	749	778

Export sales [E]
Gasolines	195	186	182	193	251
Kerosines	136	104	114	154	155
Gas/Diesel oils	328	287	274	213	222
Fuel oil	338	313	208	181	196
Other products	160	121	130	138	198

	1,157	1,011	908	879	1,022

Total product sales
Gasolines	2,206	2,404	2,760	2,763	2,786
Kerosines	749	811	833	798	782
Gas/Diesel oils	2,106	2,296	2,398	2,311	2,295
Fuel oil	747	844	849	820	758
Other products	677	702	760	753	778

	6,485	7,057	7,600	7,445	7,399

[A]	Sales figures exclude deliveries to other companies under reciprocal purchase and sale arrangements which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.

[B]	In Iran, a Group entity has a 61.55% interest in a joint venture that operates a lubricant oil blending plant and sells lubricants in Iran.

[C]	The Group operates in Sudan through The Shell Company of the Sudan Limited (Shell Sudan), which is an indirect wholly-owned subsidiary of Royal Dutch Shell. Shell Sudan’s activities consist of the sale of fuels and lubricants to retail and commercial customers. Shell Sudan also sold aviation fuels prior to the disposition of this activity in 2005. The Shell Group does not hold any oil or gas reserves in Sudan.

[D]	Certain contracts are held for trading purposes and reported net rather than gross was effect from Q3 2005. The effect in 2006 is a reduction in oil product sales of approximately 844 thousand b/d and in 2005 424 thousand b/d.

[E]	Export sales as a percentage of total oil sales amount to 17.8% in 2006, 14.3% in 2005, 11.9% in 2004, 11.8% in 2003 and 13.8% in 2002.
44 Royal Dutch Shell plc

SALES BY PRODUCT AS PERCENTAGE OF TOTAL PRODUCT SALES	%

	2006	2005	2004	2003	2002

Gasolines	34.0	34.1	36.3	37.1	37.7
Kerosines	11.6	11.5	10.9	10.7	10.6
Gas/Diesel oils	32.5	32.5	31.6	31.1	31.0
Fuel oil	11.5	12.0	11.2	11.0	10.2
Other products	10.4	9.9	10.0	10.1	10.5

	100.0	100.0	100.0	100.0	100.0

TOTAL OIL SALES VOLUMES [A]	thousand barrels per day

Oil products by geographical area	2006	2005	2004	2003	2002

Europe
Germany	732	771	772	785	789
UK and Republic of Ireland	252	323	311	313	317
France	280	268	275	283	299
the Netherlands	183	199	191	180	191
Others	526	532	563	576	577

	1,973	2,093	2,112	2,137	2,173

Other Eastern Hemisphere
Australia	221	222	215	190	194
Others	1,006	1,010	1,105	1,098	1,093

	1,227	1,232	1,320	1,288	1,287

USA [A]	1,471	2,013	2,516	2,392	2,139

Other Western Hemisphere
Canada	288	300	287	276	263
Brazil	180	179	170	168	191
Others	189	229	287	305	324

	657	708	744	749	778

Export sales [B]	1,157	1,011	908	879	1,022

Total oil products	6,485	7,057	7,600	7,445	7,399
Crude oil [A]	2,472	3,695	5,160	4,769	5,025

Total oil sales	8,957	10,752	12,760	12,214	12,424

million tonnes per year

Metric equivalent	439	527	627	611	621

[A]	Certain contracts are held for trading purposes and reported net rather than gross with effect from Q3 2005. The effect in 2006 is a reduction in oil product sales of approximately 844 thousand b/d and a reduction in crude oil sales of approximately 1,943 thousand b/d, in 2005 424 thousand b/d and 879 thousand b/d respectively.

[B]	Export sales as a percentage of total oil sales volumes amount to 12.9% in 2006, 9.4% in 2005, 7.1% in 2004, 7.2% in 2003 and 8.2% in 2002.
Royal Dutch Shell plc 45

OPERATING AND FINANCIAL REVIEW

REVENUE	$ million

	2006	2005	2004	2003[A]	2002[A]

by product
Gasolines	65,910	62,189	55,594	44,830	38,861
Kerosines	23,485	21,775	16,308	10,826	9,170
Gas/Diesel oils	68,899	63,357	48,304	35,344	28,077
Fuel oil	13,948	13,218	9,688	8,424	6,591
Other products	20,182	17,505	15,279	13,834	11,420

Total oil products	192,424	178,044	145,173	113,258	94,119

by geographical area[B]
Europe	60,755	55,968	44,010	35,618	30,228
Other Eastern Hemisphere	37,869	31,705	25,725	19,957	16,801
USA	44,370	49,574	46,500	34,533	26,200
Other Western Hemisphere	21,465	19,957	15,116	12,751	10,836
Export sales [B]	27,965	20,840	13,822	10,399	10,054

Total oil products	192,424	178,044	145,173	113,258	94,119

[A]	Figures for 2003 and 2002 are provided on a US GAAP basis.

[B]	By country of destination, except where the ultimate destination is not known at the time of sale, in which case the sales are shown as export sales.

AVERAGE PRODUCT REVENUE	$ per barrel

	2006	2005	2004	2003[A]	2002[A]

by product
Gasolines	81.85	70.88	55.03	44.46	38.22
Kerosines	85.97	73.52	53.52	37.18	32.12
Gas/Diesel oils	89.61	75.61	55.04	41.90	33.52
Fuel oil	51.20	42.91	31.17	28.14	23.82
Other products	81.64	68.29	54.95	50.30	40.21

Total oil products	81.30	69.12	52.19	41.68	34.85

by geographical area
Europe	84.36	73.21	56.93	45.67	38.11
Other Eastern Hemisphere	84.55	70.52	53.30	42.45	35.77
USA	82.65	67.48	50.48	39.56	33.55
Other Western Hemisphere	89.47	77.28	55.51	46.64	38.18
Export sales	66.25	56.48	41.57	32.41	26.95

Total oil products	81.30	69.12	52.19	41.68	34.85

[A]	Figures for 2003 and 2002 are provided on a US GAAP basis.
TRADING
Shell Trading is a global network of companies that are engaged in trading and shipping. The trading portfolio includes natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products. Companies within the Shell Trading network (main locations include Houston, London, Dubai, Moscow and Singapore) are separate entities responsible for running their own businesses. Shell Trading trades about 13 million barrels of crude oil equivalent per day. The Group’s trading and shipping activities primarily occur in support of the Group’s business activities.
46 Royal Dutch Shell plc

SHIPPING
During 2006, shipping portfolio changes included the redelivery from bareboat charter of three large range product tankers (45,000 to 160,000dwt) and the entering into service of one large range product tanker contracted in 2005. Two very large crude carriers over 160,000dwt (VLCCs) were redelivered from bareboat charter and two others converted from bareboat charter to time charter. A further two VLCCs were contracted on time charter. The bareboat charter of one general purpose tanker (10,000 to 25,000dwt) was extended from 2007 and one additional general purpose product tanker was contracted on bareboat charter for delivery in 2007. One liquefied petroleum gas (LPG) carrier (82,500 cubic metres) was contracted on time charter and one LPG carrier (80,600 cubic metres) redelivered from time charter. These changes together with other new charters, charter renewals and redeliveries from charter are summarised in the table below.

OIL TANKERS [A] (At December 31)

	number of ships					million deadweight tonnes
	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Owned/demise-hired VLCCs (over 160,000dwt)	–	4	5	7	7	–	1.2	1.5	2.1	2.1
Large range (45,000 to 160,000dwt)	11	13	11	13	16	0.9	0.8	0.7	0.9	1.3
Medium range (25,000 to 45,000dwt)	5	5	5	5	5	0.2	0.2	0.2	0.2	0.2
General purpose (10,000 to 25,000dwt)/ Specialist	5	5	2	3	2	0.1	0.1	0.1	0.1	0.1

Total	21	27	23	28	30	1.2	2.3	2.5	3.3	3.7

Time-chartered [B][C]
VLCCs (over 160,000dwt) [D]	7	1	1	1	1	2.1	0.3	0.3	0.3	0.3
Large range (45,000 to 160,000dwt)	22	18	19	15	18	1.9	1.6	1.7	1.3	1.5
Medium range (25,000 to 45,000dwt)	14	14	8	13	15	0.5	0.5	0.3	0.5	0.6
General purpose (10,000 to 25,000dwt)/ Specialist	24	13	12	10	6	0.4	0.3	0.2	0.2	0.1

Total	67	46	40	39	40	4.9	2.7	2.5	2.3	2.5

Total oil tankers	88	73	63	67	70	6.1	5.0	5.0	5.6	6.2

Owned/demise-hired under construction or on order (oil) [E]	1	1	3	–	–	–	0.1	0.3	–	–

GAS CARRIERS [A] (At December 31)

	number of ships					thousand cubic metres
	2006	2005	2004	2003	2002	2006	2005	2004	2003	2002

Owned/demise-hired (LPG)	–	–	1	1	1	–	–	60	59	59
Time-chartered (LPG)	2	2	2	2	3	166	136	136	136	145

Total	2	2	3	3	4	166	136	196	195	204

[A]	Oil tankers, ocean going articulated tug barges and gas carriers of 10kdwt and above which are owned/chartered by Group companies where the Group equity shareholding is at least 50%.

[B]	Time-chartered oil tankers include Consecutive Voyage Charters.

[C]	Contracts of affreightment are not included.

[D]	Four of the time-chartered VLCCs are directly manned and managed by Group companies.

[E]	Owned/demise hired new building contracts not in service but due for delivery post December 31, 2006.
Royal Dutch Shell plc 47

OPERATING AND FINANCIAL REVIEW
Chemicals
OVERVIEW
Chemicals is part of Shell’s downstream organisation.
The downstream businesses turn crude oil into a range of refined products including fuels, lubricants and petrochemicals, which they also deliver to market. Chemicals produces and sells petrochemicals to industrial customers worldwide. The products are widely used in plastics, coatings and detergents found in items such as textiles, medical supplies and computers.
HIGHLIGHTS
•	Good financial performance with segment earnings of $1.1 billion and cash flow from operations of $1.9 billion.
•	Nanhai petrochemical complex – successful commercialisation, world class operation.
•	Final investment decision taken on new world scale ethylene cracker and mono-ethylene glycol plant in Singapore.

48 Royal Dutch Shell plc

EARNINGS [A]	$ million

	2006	2005	2004
Revenue (including intersegment sales)	40,750	34,996	29,497
Purchases (including change in inventories)	(35,765)	(29,565)	(24,362)
Depreciation	(668)	(599)	(695)
Operating expenses	(3,615)	(3,613)	(3,205)
Share of profit of equity accounted investments	494	423	437
Other income/(expense)	(13)	(9)	(25)
Taxation	(119)	(335)	(300)

Segment earnings from continuing operations	1,064	1,298	1,347
Income/(loss) from discontinued operations	–	(307)	(199)

SEGMENT EARNINGS	1,064	991	1,148

[A]	Segment earnings as disclosed in the table above differ from the segment results disclosed in Note 10 beginning on page 117. Segment earnings include share of profit of equity accounted investments, other income/expense and taxation attributable to the segment.
2006 COMPARED TO 2005 AND 2004
EARNINGS
Segment earnings in 2006 were $1,064 million, compared to $991 million in 2005, which included $307 million of losses from discontinued operations; and 2004 earnings of $1,148 million, which included $199 million of net losses from discontinued operations. The loss from discontinued operations in 2005 related to a write-down of the carrying value and charges from the sale of Basell. In 2004, the loss from discontinued operations comprised an impairment of the investment in Basell of $353 million partly offset by $154 million share of operating profit from Basell.
Setting aside the effect of discontinued operations, earnings in 2006 were $234 million lower than 2005. This was due to lower margins and higher depreciation, partly offset by better earnings from equity accounted investments and lower taxation. Earnings from continuing operations in 2005 were $49 million below those in 2004 as higher margins and lower depreciation were offset by lower volumes and higher costs (legal provisions, increased portfolio activity and manufacturing plant expenditure).
In 2006, sales volumes of chemical products grew by 1% from 2005 mainly due to increased aromatics trading volumes in base chemicals. Unit proceeds increased by 11% from 2005. However the increase in feedstock prices was greater, resulting in lower margins (proceeds less cost of feedstock and energy). Asset utilisation declined by 1% and reflected a heavy planned maintenance programme in 2006. This involved scheduled maintenance turnarounds of major production plants in Europe and in the USA. Depreciation was $69 million higher due to a $50 million increase in charges for asset impairments. The impairments reflect changes in the assessment of future returns in relation to the value of our assets. Operating expenses in 2006 were similar to those of 2005. Lower charges for legal provisions and costs associated with portfolio activity, such as business exits and divestments, were offset by higher manufacturing plant expenditure. Reduced taxation reflected benefits from tax rate changes in Canada and in the Netherlands as well as a settlement of tax exposures in the Netherlands.
Earnings in 2005 benefited from more favourable margins than seen in 2004, as well as improved trading earnings, which outweighed the impact of lower sales volumes. Trading earnings increased, reflecting strong fundamentals and increased chemical feedstock trading. Sales volumes of chemical products decreased by 6% from 2004 mainly due to lower sales in first-line derivatives due to weaker demand for some products and a decrease in aromatics trading sales in base chemicals. Asset utilisation declined by some 3% mainly due to the impact of hurricanes on operations in the USA. Depreciation decreased by $96 million from 2004 due to lower asset impairments. Higher costs reflected charges for legal provisions, costs associated with increased portfolio activity, such as project development, business exits and divestments, as well as higher manufacturing plant expenditure.
OUTLOOK AND STRATEGY
The demand for petrochemicals in 2007 is expected to increase in line with the growth in the global economy, mainly in Asia Pacific. Globally, new expected industry capacity additions coupled with the prospect of continued high feedstock and energy costs may limit the opportunities for improving margins.
The Chemicals strategy continues to focus on our portfolio of crackers and selected first-line derivatives, which supply bulk petrochemicals to large industrial customers. Our strategy is to strengthen the existing asset base in the Americas and Europe, and to achieve profitable growth in Asia Pacific/Middle East.
Chemicals will continue to fully commercialise the Nanhai petrochemical complex joint venture in China and progress a new world scale petrochemical facility in Singapore. Work continues on developing more advantaged-feedstock investment opportunities in the Middle East.
The emphasis will be on exploiting Oil Products and Chemicals synergies to increase advantaged cracker feed, on driving global standards and processes, on fully leveraging technology investment and on optimising global market positions.
CAPITAL INVESTMENT AND PORTFOLIO ACTIONS
In 2006, capital investment was $877 million up from $599 million in 2005. Capital expenditure increased by $434 million from last year driven by an increase in investment in portfolio growth projects, particularly a cracker and mono-ethylene glycol (MEG) plant project in Singapore for which Shell took the final investment decision, along with higher capitalised expenditure for planned major plant maintenance and asset integrity programmes. The MEG facility will include a new world-scale 800,000 tonnes per annum ethylene cracker on Bukom Island and a 750,000 tonnes per annum MEG plant on Jurong Island using Shell’s proprietary technology. Construction began in the fourth quarter of 2006. Completion and start-up of the new and modified facilities is expected in 2009/2010. When complete, the cracker and the new MEG plant will create a site fully integrated with the 464,000 barrels per day Pulau Bukom refinery (Shell share 100%), providing feedstock and operating benefits. Additions to equity accounted investments were $156 million less than those last year due to the completion of construction and start-up of the Nanhai petrochemicals complex in southern China at the end of 2005.
The CNOOC and Shell Petrochemicals Company Limited joint venture (Shell share 50%) started operation of the Nanhai petrochemicals complex in China. Construction of the complex was completed on time and on budget. By the end of the first quarter of 2006 all plants were manufacturing product in accordance with specification and commercial operations began. From start-up the joint venture made excellent progress operationally and commercially. Production and sales volumes increased in the course of the year and a total of 1.9 million tonnes of chemicals products were sold to more than 800 customers in more than 20 provinces in China by the end of 2006. When operating at full capacity the plant is expected to produce 2.3 million tonnes of chemicals a year to supply China’s domestic market.
In order to stay competitive in the longer term we actively review our portfolio of businesses and assets. As part of our ongoing strategy, we are

COUNTRIES IN WHICH CHEMICALS OPERATE

Canada	Europe	Africa	Middle East	Asia Pacific
	Denmark	Kenya	Saudi Arabia	Australia
USA	France	South	United Arab	China
	Germany	Africa	Emirates	Japan
Latin America	Greece			Malaysia
Argentina	Italy			New Zealand
Brazil	The Netherlands			Philippines
Chile	Poland			Singapore
Colombia	Spain			South Korea
Mexico	Switzerland			Taiwan
Venezuela	Turkey			Thailand
	UK			Vietnam
The Caribbean
Puerto Rico
reviewing whether to sell the Yabucoa petrochemical feedstock plant in Puerto Rico.
RESEARCH AND DEVELOPMENT
Research and development (R&D) and other technical services continue to improve products and process technologies that provide Shell with sustainable leadership positions in selected chemical products and intermediates. Improvements in manufacturing processes – achieved by means of increased feedstock flexibility, product yield, energy efficiency and plant throughput – are leading to lower production costs at existing facilities and lower investment cost for new facilities. Customer relationships and market positions are being enhanced through close technical links with important industrial customers. Current process technologies and assets benefit from integration with oil refining operations. Longer term R&D focuses on advantaged chemical process technologies which integrate with upstream conversion technologies and which leverage the Group’s hydrocarbon positions.
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
The Chemicals portfolio includes several joint ventures: Infineum, Saudi Petrochemical Company (SADAF), CNOOC and Shell Petrochemicals Company Ltd. (CSPCL) (each as described below).
Infineum, a 50:50 joint venture between Group companies and ExxonMobil with manufacturing locations in seven countries (USA, Mexico, Brazil, Germany, France, Italy, and Singapore), formulates, manufactures and markets high-quality additives for use in fuel, lubricants, and specialty additives and components.
SADAF, a 50:50 joint venture between Group companies and Saudi Basic Industries Corporation (SABIC) produces base and intermediate chemicals for international markets.
CSPCL, a 50:50 joint venture between Group companies and CNOOC Petrochemicals Investment Ltd., produces a range of petrochemicals, intended primarily for the Chinese markets. The construction of the Nanhai petrochemicals complex in southern China was completed end 2005 and a successful start-up in early 2006 has brought the joint venture into full commercial operation.
Royal Dutch Shell plc 49

OPERATING AND FINANCIAL REVIEW

SALES VOLUMES BY MAIN PRODUCT CATEGORY [A]	thousand tonnes

	2006	2005	2004	2003	2002

Base chemicals	14,146	13,710	14,184	13,165	10,031
First-line derivatives	8,964	8,891	9,499	9,779	9,595
Other	27	225	477	164	1,767

Total	23,137	22,826	24,160	23,108	21,393

SALES VOLUMES BY REGION	thousand tonnes

	2006	2005	2004	2003	2002

Europe	9,361	10,018	10,159	9,902	9,077
Other Eastern Hemisphere	5,673	5,252	5,526	5,397	4,672
USA	7,464	6,893	7,819	7,108	6,970
Other Western Hemisphere	639	663	656	701	674

Total	23,137	22,826	24,160	23,108	21,393

REVENUE BY GEOGRAPHICAL AREA [B]	$ million
	2006	2005	2004	2003	2002

Europe	9,642	8,981	7,873	5,617	3,994
Other Eastern Hemisphere	5,538	4,640	4,530	3,092	2,324
USA	7,669	6,564	6,159	4,369	3,548
Other Western Hemisphere	758	735	616	486	379

Total chemical products revenue	23,607	20,920	19,178	13,564	10,245
Non-chemical products	4,124	2,998	2,311	1,622	1,245

Total	27,731	23,918	21,489	15,186	11,490

ETHYLENE CAPACITY – GROUP AND EQUITY ACCOUNTED INVESTMENTS[C]

	2006	2005	2004	2003	2002

Nominal capacity (thousand tonnes/year)	6,178	6,414	6,701	6,203	6,023
Utilisation (%)	82	86	87	90	92

[A]	Excluding volumes sold by equity accounted investments, chemical feedstock trading and by-products.

[B]	Excluding revenue from equity accounted investments, chemical feedstock trading and intersegment revenue.

[C]	Data includes Group share of capacity entitlement (offtake rights) that may be different from nominal Group equity interest.
At December 31, 2006, Group companies had major interests in chemical manufacturing plants, as described below.
EUROPE
France At Berre l’Etang, Shell Pétrochimie Méditerranée S.A.S. (SPM) (Group interest 100%), owns and operates a refinery as well as petrochemicals units, manufacturing oil products, solvents, and diisobutylene. SPM also operates at Berre additives units on behalf of Infineum, several polymer units on behalf of third party companies, and Basell’s ethylene cracker, logistics assets and butadiene plant.
Germany Shell Deutschland Oil GmbH (SDO) (Group interest 100%) operates manufacturing plants in Harburg (hydrocarbon solvents), Godorf (benzene, toluene), Wesseling (ethylene, propylene, benzene, toluene, xylenes, methanol), and Heide (ethylene, propylene, benzene, toluene, xylenes, hydrocarbon solvents and chemical solvents). By virtue of the Group’s share interest (32.25%) in the relevant manufacturing company, Shell Chemicals Europe B.V. (SCE) is entitled to a proportion of the production of propylene and methyl tertiary butyl ether from plants in Karlsruhe. Due to the Group’s share interest (37.5%) in a company in Schwedt, SCE receives propylene, benzene, toluene, and xylenes.
The Netherlands Shell Nederland Chemie B.V. (SNC) (Group interest 100%) manufactures solvents, methyl tertiary butyl ether, brake fluids, glycol ethers, urethanes (polyols), isoprenes and butene-1 at the Pernis facility. SNC operates at Pernis a polypropylene plant (Basell) and an Elastomers (Kraton) plant on behalf of third party companies. SNC manufactures lower olefins, benzene, butadiene, ethyl benzene, ethylene glycols, ethylene oxide, and styrene monomer/propylene oxide (MSPO/1 plant) at the Moerdijk facility. SNC operates at Moerdijk a VEOVA (Hexion) plant and styrene/propylene (MSPO/2, Ellba) plant on behalf of third party companies. SNC also operates a SM/PO plant owned by Ellba CV, a 50:50 joint venture between Group companies and BASF producing styrene monomer, primarily used in the production of polystyrene and propylene oxide. Shell Chemicals Europe B.V. (SCE) is responsible
50 Royal Dutch Shell plc

for all chemicals sales, supply chain management and the procurement of feedstocks and process chemicals for chemical products across Western Europe other than in respect of chemicals joint ventures in which Group companies have an interest.
UK Shell U.K. Oil Products Ltd. (as an agent for Shell U.K. Ltd.) operates the plants of Shell Chemicals U.K. Ltd. (SCUK) (Group interest 100%) at Stanlow, which produce propylene, benzene, toluene, and higher olefins and derivatives. In Carrington, SCUK owns plants producing derivatives from ethylene oxide (ethoxylates) and propylene oxide (polyols), which are operated by Basell. SCUK has announced that these plants will close in 2007. The production of the polyols will then transfer to SNC’s polyols facility at Pernis, Rotterdam, which will be upgraded to take on the additional capacity. SCUK also owns NEODOL® ethoxylates assets operated by Uniqema at Wilton, to which the ethoxylates production at Carrington will be transferred in 2007. SCE has indirect rights to an ethylene oxide supply from Dow’s Wilton facility. At Fife in Scotland, ExxonMobil owns and operates an ethylene plant from which, under a processing rights agreement, SCE is entitled to 50% of the output.
OTHER EASTERN HEMISPHERE
China CNOOC and Shell Petrochemicals Company Ltd. (CSPCL) is a 50:50 joint venture between Group companies and CNOOC Petrochemicals Investment Ltd. (CPIL). CPIL shareholders are China National Offshore Oil Corporation (CNOOC) and the Guangdong Investment & Development Company. Construction of the world scale production facilities designed to produce 2.3 million metric tonnes of petrochemical products per annum was completed end 2005. The complex is located in the Daya Bay Economic and Technological Development Zone in the Huizhou Municipality of Guangdong Province. Following a successful start-up in early 2006, the joint venture is now fully operational. CSPCL produces and markets a range of petrochemicals, including ethylene, propylene, styrene monomer, propylene oxide, polyols, propylene glycol, mono-ethylene glycol, polypropylene, high-density polyethylene, low-density polyethylene, and butadiene. These products are primarily marketed domestically to meet the demand in the Chinese market for petrochemicals.
Saudi Arabia The Saudi Petrochemical Company (SADAF), a 50:50 joint venture between Group companies and Saudi Basic Industries Corporation (SABIC), owns and operates a 1 million tonnes per year ethylene cracker and downstream plants capable of producing 3.6 mtpa of crude industrial ethanol, ethylene dichloride, caustic soda, styrene, and methyl tertiary butyl ether. The marketing arms of both partners handle the international marketing of SADAF products, except for MTBE, which is marketed by SABIC. Our marketing effort is co-ordinated by Shell Trading (M.E.) Private Ltd. (Group interest 100%) located in Dubai, United Arab Emirates.
Singapore Group companies own a 50% and 30% equity interest in two Sumitomo-managed joint ventures, Petrochemical Corporation of Singapore (Private) Ltd. (PCS) and The Polyolefin Company (Singapore) Pte. Ltd. (TPC), respectively. PCS owns and operates two ethylene crackers with a total capacity of 1 million metric tonnes per annum of ethylene and 500,000 metric tonnes per annum of propylene. Ethylene Glycols (Singapore) Pte. Ltd. (Group interest 70%) owns and operates an ethylene oxide/glycols plant. Shell Chemicals Seraya Pte. Ltd. (SCSL) (Group interest 100%) owns and operates a SM/PO plant, and operates a SM/PO plant owned by Ellba Eastern Pte Ltd., a 50:50 joint venture between the Group and BASF. SCSL also operates two propylene oxide derivatives (POD) plants and one mono-propylene glycol (MPG) plant owned by Shell
Eastern Petroleum (Pte) Ltd (SEPL). SEPL received Group approval to build a world-scale ethylene cracker and MEG plant in Singapore in July 2006 with plant production expected to come on-stream in 2009/2010.
USA
Shell Chemical LP (SCLP) and other associated entities have manufacturing facilities located at Mobile, Alabama; Martinez, California; St. Rose, Geismar and Norco, Louisiana; and Deer Park, Texas. Chemical products include lower olefins, aromatics, phenol, solvents, ethylene oxide/glycols, higher olefins and their derivatives, RM17 catalyst, propanediol, and additives. These chemical products are used in many consumer and industrial products and processes, primarily in the USA.
Shell’s major chemicals’ joint ventures in the USA are: Infineum, a 50:50 joint venture between Group companies and ExxonMobil, which formulates, manufactures, and markets high-quality additives for use in fuels, lubricants, and specialty additives and components; and Sabina Petrochemicals LLC, a joint venture owned by SCLP (62%), BASF Corporation (23%) and Total Petrochemicals USA, Inc. (15%) which produces butadiene at their facility at Port Arthur, Texas.
OTHER WESTERN HEMISPHERE
Canada Shell Chemicals Canada Ltd. (SCCL) (Group interest 100%) produces styrene, isopropyl alcohol, and ethylene glycol. Manufacturing locations are at Sarnia, Ontario and near Fort Saskatchewan, Alberta. SCCL sells its products to Shell Chemicals Americas Inc. (SCAI) (Group interest 100%). SCAI is the marketing company for (i) all Canadian domestic sales of chemical products, (ii) all exports of Canadian made chemical products, and (iii) exports of US made chemical products where a Shell entity arranges transportation. PTT Poly Canada, L.P., a 50:50 joint venture (limited partnership pursuant to the Civil Code of Quebec, Canada) between SCCL and Investissements Petrochimie (2080) Inc., a subsidiary of the Société Générale de Financement du Québec, owns and operates a world-scale polytrimethylene terephthalate (PTT) plant near Montreal, Quebec, Canada. The joint venture markets PTT under the trademark CORTERRA, Polymers, with its main use in carpet and textile fibres.
A third party, Basell Canada Inc., operates the isopropyl alcohol plant at Sarnia on behalf of Shell Chemicals Canada Ltd.
Puerto Rico Shell Chemical Yabucoa Inc. (SCYI) (Group interest 100%) owns and operates a 77,000-barrel per day refinery producing feedstock for the Deer Park, Texas chemical plant. The facility also produces gasoline, diesel, jet fuel and residual fuels, primarily for use in Puerto Rico.
Royal Dutch Shell plc 51

OPERATING AND FINANCIAL REVIEW
Other industry segments
and Corporate
OVERVIEW
Other industry segments include Renewables, Hydrogen and CO2 co-ordination activities. Renewables develops business opportunities based on renewable sources of energy including wind and solar while Hydrogen works towards the introduction of hydrogen as a commercial fuel. The CO2 group co-ordinates efforts to address carbon dioxide emissions across Shell’s businesses and our research in technology to capture and store such emissions. Corporate represents the functional activities supporting the Group.
Shell Renewables aims to develop at least one material alternative energy business for Shell. Its activities include growth in the more mature wind energy business, and developing emerging opportunities such as new solar technology and hydrogen. Shell Wind Energy develops and operates onshore and offshore wind farms with activities in the USA, the UK, Germany, France, Spain, the Netherlands and China. In 2006, it brought its first significant offshore wind farm into operation. Shell Solar focuses mainly on advanced solar panel technology and is developing a CIS thin-film solar plant in Germany with joint venture partner Saint-Gobain. Shell Hydrogen is developing projects with the aim of introducing hydrogen as a commercial product into the road transportation and industrial sectors. It has developed demonstration projects in the USA, Japan, Iceland, Luxembourg, the Netherlands and China.
HIGHLIGHTS
•	108 megawatt (MW) Offshore Windpark Egmond aan Zee in operation in the Netherlands.
•	New thin-film solar joint venture established with Saint-Gobain.
•	Partnership initiated with Connexxion and MAN to develop world’s largest hydrogen public transport operation in Rotterdam, the Netherlands.
•	Halten project: A potential carbon dioxide capture and storage project in Norway with Statoil.
52 Royal Dutch Shell plc

EARNINGS [A]						$ million
	2006		2005		2004
	Other		Other		Other
	industry		industry		industry
	segments	Corporate	segments	Corporate	segments	Corporate

Segment earnings from continuing operations	(37)	314	(202)	(321)	(145)	(946)

Income/(loss) from discontinued operations	–	–	–	–	–	(35)

SEGMENT EARNINGS	(37)	314	(202)	(321)	(145)	(981)

[A]	Segment earnings as disclosed in the table above differ from the segment results disclosed in Note 10 beginning on page 117. Segment earnings include share of profit of equity accounted investments, other income/expense and taxation attributable to the segment.
2006 COMPARED TO 2005 AND 2004
Other industry segments (OIS) covers the combined results of our Renewables and Hydrogen businesses and CO2 co-ordination activities. Corporate is a non-operating segment consisting primarily of interest expense on debt and certain other non-allocated costs.
OIS and Corporate results were a gain of $277 million compared to a loss of $523 million a year ago. Net interest income, currency exchange results and corporate tax improved during the year 2006. Included in 2006 were net charges of $206 million related to a legal provision partly offset by corporate tax credits versus net charges of $148 million in 2005 mainly in OIS. While income from operating assets is improving, the level of business development costs associated with growing the portfolio increased, contributing to an overall loss in 2006 in OIS.
The 2005 and 2004 earnings of OIS included one-off charges of $151 million and $42 million respectively. Compared to 2004, corporate charges dropped due to a decrease in net interest expense and shareholder costs, coupled with an increase in tax recoveries, which were partly offset by additional insurance costs and exchange losses.
CAPITAL INVESTMENT AND PORTFOLIO ACTIONS
Shell aims to develop at least one alternative energy source such as wind, hydrogen or advanced solar technology, into a substantial business. To that end, we invested in new projects across our broad portfolio of activities.
On October 5, 2006, Offshore Windpark Egmond aan Zee delivered its first kilowatt-hours of clean electricity to households in the Netherlands. This, the first Dutch offshore wind project, has 36 turbines with an overall capacity of 108 MW. It is a 50:50 joint venture between Shell and Nuon. We also made progress with the London Array wind project in the outer Thames Estuary. If approved, this project will have up to 271 turbines and could generate up to 1,000 MW of electricity (Shell share 33%).
We are one of the largest wind energy developers in the USA. We extended our presence in this market during 2006 by making an investment decision in the fourth quarter on the 164 MW Mount Storm wind park in Virginia (Shell share 50%).
In solar we have revised our approach to focus on advanced copper indium diselenide (CIS) thin-film technology. In October 2006, Shell formed a joint venture with Saint-Gobain to develop a 20 MW CIS thin film technology plant in Germany.
Shell divested its crystalline silicon business activities to SolarWorld AG in mid-2006. Manufacturing facilities, sales and marketing, and silicon research and development activities in Germany, Singapore, South Africa and the USA have transferred to SolarWorld.
Shell Hydrogen continued its work to promote the development of the infrastructure and technology that will help hydrogen play its part in meeting future energy needs. Towards this goal, Shell Hydrogen announced its plan to advance hydrogen as a future road transport fuel jointly with Total France, BMW Group, DaimlerChrysler AG, Ford Motor Company, General Motors Europe AG, MAN Nutzfahrzeuge AG and Volkswagen AG.
Shell Hydrogen, in partnership with Connexxion Holding N.V. and MAN Truck & Bus Company N.V., announced a project to create the world’s largest hydrogen-fuelled public transport operation in Rotterdam, the Netherlands. Shell Hydrogen continued development of demonstration projects in the USA, and with Tongji University in China.
Our hydrogen filling stations are present in Asia, Europe and the USA.
Shell CO2 seeks to develop solutions to address Shell’s CO2 emissions. In the Halten Project, in agreement with Statoil, Shell is working towards the potential use of CO2 for enhanced oil recovery offshore. The concept involves capturing CO2 from power generation, piping it offshore and injecting it in the Shell-operated Draugen and the Statoil-operated Heidrun fields, resulting in increased energy production with minimised CO2 impact. In a partnership with Stanwell Corporation, a project was initiated in Queensland Australia, to produce near zero-emission electricity from coal by applying Shell’s coal gasification technology together with re-injecting the CO2 in saline aquifers (project ZeroGen). Both of these projects are in the early feasibility study phase.

COUNTRIES IN WHICH OTHER INDUSTRY SEGMENTS OPERATE
USA	Europe	Asia Pacific
	France	China
Canada	Germany	India
	Iceland	Indonesia
	Luxembourg	Japan
	The Netherlands	Philippines
	Spain	Singapore
	UK	Sri Lanka
BUSINESS AND PROPERTY
Shell WindEnergy continues to focus on developing and operating wind farms, with a focus on Europe and North America. Shell currently has interest in wind projects around the world with a capacity of 850 MW (415 MW based on Shell equity interest).
Shell Solar focuses on advanced solar panel technology, including CIS thin-film. In 2006 we formed a joint venture with glassmaker Saint-Gobain, AVANCIS, to develop the next generation of this technology. In November AVANCIS began construction of a 20 MW plant to manufacture CIS solar panels.
Shell Hydrogen is developing projects with the aim of introducing hydrogen as a commercial product into road transportation and continues to participate in selected demonstration projects in the USA, Europe and Asia. Shell is also exploring the development of stationary hydrogen power and integrated manufacturing projects.
Research and development
Shell’s research and development (R&D) activities are central to a technology programme designed to discover, develop, demonstrate and deploy new technology in its upstream and downstream businesses as well as Renewables, Hydrogen and CO2. In 2006, the Group’s R&D costs (including depreciation) were $885 million. This is up from $588 million in 2005 and $553 million in 2004. If field tests and involvement in third party technology are included, the total investment in 2006 increases to approximately $1.2 billion.
Shell’s R&D programmes focus primarily on creating technological solutions to increase access to hydrocarbon resources, develop differentiated products and improve capital, operating and health, safety and environmental performance of all of its businesses and assets. Exploration & Production, Gas & Power, Oil Products, Chemicals and Renewables, Hydrogen and CO2 share these objectives as the Group seeks to optimise its R&D investments to meet the energy demands of the future efficiently and responsibly.
Group R&D programmes operate through a worldwide network of laboratories, with major efforts concentrated in the Netherlands and the USA. Other laboratories and/or technology centres are located in the UK, Belgium, Canada, France, Germany, India, Japan, Norway, Oman, Qatar and Singapore.
Note that the reporting of the Group’s R&D activities are included in the OFR sections of the businesses.
Royal Dutch Shell plc 53

Key performance indicators

OVERALL PERFORMANCE – SCORECARD
The Group measures its performance through a number of key performance indicators that intend to evaluate the overall performance of the Group from a financial, efficiency, social and sustainable development perspective. In addition to a number of key performance indicators the Group monitors and manages the businesses by means of detailed parameters.
The Group’s future oil and gas production depends on the success of very large projects that require significant human and capital resources over longer periods of up to 10 to 30 years.
The key performance indicators and parameters do not necessarily reflect the long-term performance of the Group although these might provide an impression of performance.
The Group Scorecard highlights four key performance factors which together provide a summarised overview of the Group’s performance. The four key performance indicators are measured on a quarterly basis.
As explained on page 87 of the Directors’ Remuneration Report the Scorecard is also used to determine remuneration for staff, Senior Management and Executive Directors.

GROUP SCORECARD	2006	2005

1) Total Shareholder Return	10.9%	19.2%
2) Cash flow from operations ($ billion)	31.7	30.1
3) Operational efficiency:
– Oil and Gas production (thousands boe/day)	3,473	3,518
– LNG sales (million tonnes)	12.12	10.65
– Refining unplanned downtime	4.9%	4.0%
– Chemical plant availability	90.2%	82.2%
4) Sustainable development (TRCF) [A]	2.3	2.5

[A]	Please see page 67 for a description of TRCF.
TOTAL SHAREHOLDER RETURN (25% SCORECARD WEIGHTING)
Total Shareholder Return (TSR) is measured as the sum of the difference between the share price at the start of the year and the share price at the end of the year plus the cash value of dividends paid during the calendar year (gross and reinvested quarterly). The TSR is compared against other major integrated oil companies and provides therefore a benchmark of how the company is performing against its industry peers.
CASH FLOW FROM OPERATING ACTIVITIES (25% SCORECARD WEIGHTING)
Cash flow from operating activities is considered a measure that reflects the Group’s ability to generate funding from operations for its investing and financing activities and is representative of the realisation of value for shareholders from the Group operations. The Consolidated Statement of Cash Flows on page 107 shows the components of cash flow.
OPERATIONAL EFFICIENCY (30% SCORECARD WEIGHTING)
Within each of the different businesses, operational performance is measured by means of detailed parameters that are combined into a business dashboard. Operational excellence of Exploration & Production, Gas & Power, Oil Products and Chemicals is measured quarterly. The four key indicators for the businesses are production for Exploration & Production, LNG sales for Gas & Power, unplanned downtime for Oil Products and technical plant availability for Chemicals.
SUSTAINABLE DEVELOPMENT (20% SCORECARD WEIGHTING)
As well as measuring financial performance and efficiency, the Group uses various indicators to evaluate the Group’s contribution to Sustainable Development. This Report discusses on pages 62-66 the Group’s priorities with regards to staff and highlights key performance indicators such as greenhouse gas emissions, use of flaring and energy use in its businesses and assets.
Safety remains a key topic in the Group and is measured by the number of injuries and fatal accidents, as discussed on page 67. It is the aim of the Group to work closely with customers, partners and policymakers to advance more efficient and sustainable use of energy and natural resources.
In addition to the four key performance indicators that determine the Group’s Scorecard, additional financial indicators are used to evaluate the Group’s performance including:

FINANCIAL INDICATORS	2006	2005	2004

Income for the period ($ million)	26,311	26,261	19,257
Return on average capital employed [A]	23.4%	25.6%	20.1%
Gearing at December 31	14.8%	13.6%	17.5%

[A]	Capital employed consists of total equity, current debt and non-current debt.
INCOME FOR THE PERIOD
The Consolidated Statement of Income on page 104 provides further information on income for the period. The “Summary of Group results” on pages 16-17 of the Operating and Financial Review as well as the discussion of segment results on pages 18-53 provide further information on the contribution of the businesses to income.
RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)
ROACE measures the efficiency of the Group’s utilisation of the capital that it employs. In this calculation, ROACE equals the income attributable to shareholders plus interest expense, less tax and minority interest share, as a percentage of the average of Royal Dutch Shell’s share of closing capital employed [A] and the opening capital employed one year earlier. The tax rate and the minority interest components are derived from calculations at the published segment level. Between 2004 and 2006, ROACE has moved within a 20-25% range, mainly caused by strong income generation. A significant increase in capital employed of 18% between 2005 and 2006 resulted in a reduction in ROACE compared to 2005.

54 Royal Dutch Shell plc

COMPONENTS OF ROACE CALCULATION	$ million

	2006	2005	2004

Income attributable to shareholders	25,442	25,311	18,540
Interest expense after tax and minority interest	662	602	751
ROACE numerator	26,104	25,913	19,291
Capital employed – opening [A]	102,917	99,815	92,505
Capital employed – closing [A]	120,235	102,917	99,815
Capital employed – average	111,576	101,366	96,160

ROACE	23.4%	25.6%	20.1%

GEARING
The gearing ratio is a measure of the Group’s financial leverage reflecting the degree to which the operations of the Group are financed by debt and certain other off-balance sheet obligations (see Note 19D on page 130). The amount of debt that the Group will commit to depends on cash inflow from operations, divestment proceeds and cash outflow in the form of capital investment[A] (including acquisitions), dividend payments and share repurchases. As described in the section “Liquidity and capital resources” (on pages 56-58), the Group has a central financing and debt programme currently containing four different debt instruments. The Group aims to maintain an efficient balance sheet to be able to finance investment and growth, after the funding of dividends.
During 2005 the gearing ratio decreased from 17.5% to 13.6% and increased in 2006 to 14.8%. Higher oil prices in 2005 compared with 2004 caused reduced debt levels and as a result a lower gearing ratio.

[A]	Capital investment consists of capital expenditure plus exploration expense and new equity in equity accounted investments. Capital expenditure and exploration expense are further defined on page 23.
Royal Dutch Shell plc 55

OPERATING AND FINANCIAL REVIEW
Liquidity and capital resources
2006 COMPARED TO 2005 AND 2004
OVERVIEW
The most significant factors affecting year-to-year comparisons of cash flow provided by operating activities are changes in realised prices for crude oil and natural gas, crude oil and natural gas production levels, and refining and marketing margins. These factors are also the most significant affecting income. Acquisitions, divestments and other portfolio changes can affect the comparability of cash flows in the year of the transaction.
Because the contribution of Exploration & Production to earnings is larger than our other businesses, changes affecting Exploration & Production, particularly changes in realised crude oil and natural gas prices and production levels, have a significant impact on the cash flow of the Group. While Exploration & Production benefits from higher realised crude oil and natural gas prices, the extent of such benefit (and the extent of a detriment from a decline in these prices) is dependent on the extent to which the prices of individual types of crude oil follow the Brent benchmark, the dynamics of production sharing contracts, the existence of agreements with governments or national oil companies that have limited sensitivity to crude oil price, tax impacts, the extent to which changes in crude oil price flow through into operating costs and the impact of natural gas prices. Changes, therefore, in benchmark prices for crude oil and natural gas only provide a broad indicator of changes in the earnings experienced in any particular period by Exploration & Production.
In Oil Products, our second largest business, changes in any one of a range of factors derived from either within or beyond the industry can influence margins in the short or long term. The precise impact of any such change at a given point in time is dependent upon other prevailing conditions and the elasticity of the oil markets. For example, a sudden decrease in crude oil and/or natural gas prices would in the very short term lead to an increase in combined refining and marketing margins until responding downward price corrections materialise in the international oil products markets. The converse arises for sudden crude or natural gas price increases. The duration and impact of these dynamics is in turn a function of a number of factors determining the market response, including whether a change in crude price affects all crude types or only a specific grade; regional and global crude oil and refined products stocks; and the collective speed of response of the industry refiners and product marketers in adjusting their operations. It should be noted that commonly agreed benchmarks for refinery and marketing margins do not exist in the way that Brent crude oil prices and Henry Hub natural gas prices in the USA serve as benchmarks in the Exploration & Production business.
In the longer term, reserve replacement of conventional oil and gas and unconventional mining reserves will affect the ability of the Group to continue to maintain or increase production levels in Exploration & Production, which in turn will affect our cash flow provided by operating activities and income. We will need to take measures to maintain or increase production levels and cash flows in future periods, which measures may include developing new fields, continuing to develop and apply new technologies and recovery processes to existing fields, and making selective focused acquisitions. Our goal is to offset declines from production and increase reserve replacements. However, volume increases are subject to a variety of risks and other factors, including the uncertainties of exploration, project execution, operational interruptions, reservoir performance and regulatory changes.
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
We manage our portfolio of businesses to balance cash flow provided by operating activities against uses of cash over time based on conservative assumptions relating to crude oil prices relative to average historical crude oil prices.
STATEMENT OF CASH FLOWS
Cash flow provided by operating activities reached a record level of $31.7 billion in 2006 compared with $30.1 billion in 2005 and $26.5 billion in 2004. Income in 2006 compared to 2005 remained the same at $26.3 billion up from $19.3 billion in 2004, reflecting continuing high realised prices in Exploration & Production and high refining margins in Oil Products.

EXTRACT FROM CASH FLOW STATEMENT				$ billion
	2006	2005		2004

Cash flow from operations	31.7	30.1		26.5
Proceeds from sales of assets	1.6	2.3		5.1
Proceeds from sales of equity accounted investments	0.3	4.3		1.3
Cash flow utilised for:
– Capital expenditure	22.9	15.9		13.6
– Debt repayment	2.2	2.7		6.4
– Dividends paid to shareholders	8.1	10.6	[A]	7.4	[A]
– Repurchases of shares	8.2	5.0		0.8

[A]	In 2005, Royal Dutch Shell, Royal Dutch and Shell Transport paid dividends of $3.8 billion, $4.0 billion and $2.8 billion respectively (2004: Royal Dutch – $4.6 billion, Shell Transport – $2.8 billion).
FINANCIAL CONDITION AND LIQUIDITY
The Group’s financial position is robust, and we returned over $16 billion to our shareholders through dividends and buybacks in 2006.
Cash and cash equivalents amounted to $9.0 billion at the end of 2006 (2005: $11.7 billion). Total short and long-term debt rose $2.9 billion in the year. Total debt at the end of 2006 amounted to $15.8 billion. The total debt outstanding (excluding leases) at December 31, 2006 will mature as follows: 51% in 2007, 18% in 2008, 8% in 2009, 9% in 2010 and 14% in 2011 and beyond.
The Group currently satisfies its funding requirements from the substantial cash generated within its business and through issuance of external debt. Our external debt is principally financed from the international debt capital markets – through two commercial paper programmes (“CP programmes”), a euro medium-term note programme (“EMTN programme”) and a US universal shelf registration (“US shelf”), each guaranteed by Royal Dutch Shell plc.
The central debt programmes and facilities now consist of:
•	a $10 billion Global Commercial Paper Programme, exempt from registration under section 3(a)(3) of the U.S. Securities Act 1933, which funds current transactions, with maturities not exceeding 270 days;
•	a $10 billion section 4(2) Commercial Paper Programme which can be used to finance non-current transactions. The maximum maturity of commercial paper issued under the programme is limited to 397 days;

56 Royal Dutch Shell plc

•	a $10 billion euro medium-term note programme; and

•	a $10 billion US universal shelf registration statement.
Under the debt programmes mentioned above, the Group made the following issuances. In 2006 some $3.7 billion of new term debt was issued with maturities ranging from 18 months to 5.5 years more than offsetting some $1.2 billion of maturing term debt. Term debt issuance included a 5 year $1 billion inaugural drawdown from the US shelf and some $2.7 billion issued from the EMTN Programme. All CP, EMTN and US shelf issuance was undertaken by Shell International Finance B.V. (SIF BV), and guaranteed by Royal Dutch Shell plc. Fuller disclosure on debt issued – including maturity profile and fixed/floating rate characteristics – is included in Note 19. Certain joint venture operations and subsidiary undertakings with minority interests are separately financed.
The Group currently maintains $2.5 billion of committed bank facilities, as well as internally available liquidity primarily, to provide back-up coverage for commercial paper maturing within 30 days. Aside from this facility and certain borrowing in local subsidiaries, the Group does not have committed bank facilities as this is not considered to be a necessary or cost-effective form of financing for the company given its size, credit rating and cash generative nature.
The maturity profile of the Group’s outstanding commercial paper is actively managed to ensure that the amount of commercial paper maturing within 30 days remains consistent with the level of supporting liquidity. The committed facilities, which are with a number of international banks, will expire in 2011, with an option to extend to 2012. The Group expects to be able to renew or increase these facilities on commercially acceptable terms.
While the Group is subject to restrictions, such as foreign withholding taxes, on the ability of subsidiaries to transfer funds in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on the ability of the Group to meet its cash obligations.
CREDIT RATINGS
On June 12, 2006, Moody’s Investors Services (Moody’s) affirmed the Aa1 long term issuer rating of Royal Dutch Shell plc, and of the guaranteed programmes/outstanding debt securities of its issuance subsidiaries Shell International Finance B.V., Shell Finance (Netherlands) B.V. and Shell Finance (U.K.) P.L.C., and changed its outlook on the credit from negative to stable. Standard & Poor’s Ratings Services (S&P) continues to rate the Group “AA” and to maintain a stable outlook on the credit. Short term credit ratings of the commercial paper programmes remain unchanged at “Prime-1”, and “A-1+” from Moody’s and S&P respectively.
All central debt programmes and facilities continue to operate under the guarantee of Royal Dutch Shell plc, with all debt issuance in 2006 undertaken by SIF BV.
CAPITAL INVESTMENT AND DIVIDENDS
After servicing outstanding debt, the Group’s first priority for applying our cash is the dividend. Up to and including the fourth quarter 2006 interim dividend, the dividend was declared in euro, and per share increases in dividend were aligned with European inflation over time.
On February 1, 2007 the Group announced that, effective from the first quarter 2007, dividends will be declared in US dollars and it expects that the first quarter 2007 interim dividend will be $0.36 per share, an increase of 14% over the US dollar dividend for the same period in 2006. The first quarter 2007 interim dividend will be declared on May 3, 2007.
Royal Dutch Shell’s dividend policy of growing dividend at least in line with inflation over a number of years has not changed. Going forward the inflation level will be based on inflation levels in global, developed, economies, rather than a blend of European inflation rates. Dividend growth in future will be measured in US dollars.
Group companies’ capital expenditure, exploration expense and new investments in equity accounted investments increased by $7.5 billion to $24.9 billion in 2006.
Exploration & Production expenditures of $17.9 billion (2005: $12.0 billion) accounted for more than half the total capital investment. Gas & Power accounted for $2.2 billion (2005: $1.6 billion). Oil Products investment amounted to $3.5 billion (2005: $2.8 billion). Chemicals investment was $0.9 billion (2005: $0.6 billion). Investment in other industry segments was $0.4 billion (2005: $0.3 billion).
After dividends and capital investment, the priority for using cash generated is to maintain a strong and flexible balance sheet. Both the medium and long-term focus will remain on improving the underlying operational performance in order to continue to deliver consistently strong cash flows.
Share buyback plans will be reviewed periodically, and are subject to market conditions and the capital requirements of the company. A resolution will be submitted to the 2007 AGM to seek shareholder approval for the company to make such market purchases of its ordinary shares, together with an explanation that shares so repurchased may, at the company’s discretion, be either held in treasury or cancelled.
The Group announced on February 9, 2007 that it has filed its formal offer to acquire all the issued and outstanding common shares of Shell Canada Limited other than common shares already held by the Group or its affiliates, with securities regulators in Canada.
In January 2007 the Group made an offer to the shareholders of Shell Canada Limited to acquire all of the outstanding common shares not owned by the Group at a cash price of C$45 per share. The offer would value Shell Canada’s fully diluted minority share capital at approximately C$8.7 billion (approximately $7.5 billion).
In December 2006 the Group, Gazprom, Mitsui & Co. and Mitsubishi Corporation signed a protocol to bring Gazprom into the Sakhalin Energy Investment Company Ltd. (SEIC) as the leading shareholder. Under the terms of the protocol, Gazprom will acquire a 50% interest plus one share in SEIC for a total cash purchase price of $7.45 billion of which Shell is expected to receive approximately $4.1 billion. The current SEIC partners will each dilute their interests by 50% to accommodate this transaction, with a proportionate share of the purchase price. Shell will retain a 27.5% interest, with Mitsui and Mitsubishi holding 12.5% and 10% interests, respectively.
GUARANTEES AND OTHER OFF-BALANCE SHEET OBLIGATIONS
Guarantees at December 31, 2006 were $2.8 billion (2005: $2.9 billion). At December 31, 2006, $2.0 billion were guarantees of debt of associated companies, $0.1 billion were guarantees for customs duties and $0.7 billion were other guarantees. Guarantees of debt of equity accounted investments mainly related to Nanhai ($1.2 billion) and wind farms in the US and the Netherlands ($0.5 billion).
FINANCIAL FRAMEWORK
The Group manages its business to deliver strong cash flows to fund investment and growth based on cautious assumptions relating to crude oil prices.
Royal Dutch Shell plc 57

OPERATING AND FINANCIAL REVIEW
Our strong cash position in 2006, with operational cash flow of $31.7 billion, provided us the financial flexibility both to fund capital investment and to return cash to shareholders.
The dividends paid by Royal Dutch Shell in respect of the financial year ending December 31, 2005 were the basis for determining the dividends for 2006. On a dividend per share basis the 2006 dividend (€1.00 per Class A and Class B share) represented an increase of 9% over 2005 (€0.92 per Class A and Class B share). In total, Royal Dutch Shell returned $8.1 billion to shareholders in quarterly dividends in 2006 (2005: $10.6 billion was paid following the change in 2005 to a quarterly dividend cycle).
SHARE REPURCHASES
During 2006, Royal Dutch Shell purchased approximately 245 million shares of its common stock for cancellation at a gross cost of $8.2 billion. These purchases were to reduce the number of shares outstanding. Shares outstanding have reduced 5.6% since the commencement of share repurchases following the Unification into Royal Dutch Shell and successful completion of the Royal Dutch minority tender (August 2005).
The table provides an overview of the share repurchases that occurred in 2006 and the first two months of 2007. Only Royal Dutch Shell Class A shares have been repurchased. Although the transactions were executed in different currencies depending on the market involved, all purchases have been converted to the dollar functional currency of Royal Dutch Shell (based on the average monthly exchange rate). The table omits certain Royal Dutch Shell Class A and B shares that were repurchased by ESOP Trusts and trust-like entities holding the shares pending delivery under share plans and not held as treasury shares.

ISSUER PURCHASES OF EQUITY SECURITIES				volume
			Total
			number of
			shares	Maximum number
			purchased as	of shares that
			part of publicly	may yet be
	Total number	Average	announced	purchased under
	of shares	price paid	plans or	the plans or
	purchased [A]	per share	programmes	programmes[B]

Purchase period
January	13,645,000	$32.88	13,645,000
February	12,482,974	$31.68	12,482,974
March	21,075,000	$31.03	21,075,000
April	13,100,000	$33.72	13,100,000
May	30,687,000	$33.72	30,687,000
June	32,373,000	$32.02	32,373,000
July	30,145,000	$34.20	30,145,000
August	26,945,000	$35.61	26,945,000
September	24,250,000	$33.38	24,250,000
October	14,390,000	$33.39	14,390,000
November	16,900,000	$35.51	16,900,000
December	8,680,000	$35.51	8,680,000

2006 total	244,672,974	$33.51	244,672,974

January	13,760,000	$34.17	13,760,000
February	460,000	$34.54	46,000

2007 (year to date)	14,220,000	$34.18	14,220,000

[A]	All shares purchased were open market transactions.

[B]	At the AGM on the May 15, 2006 authorisation was given to repurchase up to 667 million ordinary shares in the period until the next AGM, or until August 15, 2007. This authorisation is reviewed annually at the AGM.

58 Royal Dutch Shell plc

CONTRACTUAL OBLIGATIONS
The table below summarises Group companies’ principal contractual obligations at December 31, 2006, by expected settlement period. The amounts presented have not been offset by any committed third party revenues in relation to these obligations.

$ billion

					After
		Within	2/3 years	4/5 years	5 years
		1 year	(2008/	(2010/	(2012 and
	Total	(2007)	2009)	2011)	after)

Long-term debt [A]	11.6	5.9	3.0	2.3	0.4
Finance leases [B]	8.7	0.6	1.1	1.0	6.0
Operating leases [C]	13.5	3.1	4.2	2.3	3.9
Purchase obligations [D]	254.9	87.9	49.0	34.3	83.7
Other long-term contractual liabilities [E]	1.2	0.2	0.7	0.3	–

Total	289.9	97.7	58.0	40.2	94.0

[A]	The total figure is comprised of $5.7 billion of non-current debt (debentures and other loans, and amounts due to banks and other credit institutions), plus $2.3 billion of long-term debt due within one year. The total figure excludes $4.2 billion of long-term finance lease obligations.

See Note 19C to the Consolidated Financial Statements.

[B]	Includes executory costs and interest. See Note 19C to the Consolidated Financial Statements.

[C]	See Note 19C to the Consolidated Financial Statements.

[D]	Includes any agreement to purchase goods and services that is enforceable, legally binding and specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the purchase. The amounts include $3.1 billion of purchase obligations associated with financing arrangements, which are disclosed in Note 33 to the Consolidated Financial Statements. Raw materials and finished products account for 89% of total purchase obligations.

[E]	Includes all obligations included in “Non-current liabilities – Other” in the Consolidated Balance Sheet that are contractually fixed as to timing and amount. In addition to these amounts, the Group has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans estimated to be $1.3 billion (see Note 21 to the Consolidated Financial Statements) and obligations associated with asset retirements (see Note 22 to the Consolidated Financial Statements).
The table above excludes interest expense related to long-term debt estimated to be $0.5 billion in 2007, $0.4 billion in 2008/2009 and $0.2 billion in 2010/2011 (assuming interest rates with respect to variable interest rate long-term debt remain constant and there is no change in aggregate principal amount of long-term debt other than repayment at scheduled maturity as reflected in the table).
FINANCIAL INFORMATION RELATING TO THE ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST
The results of operations and financial position of the Dividend Access Trust are included in the consolidated results of operations and financial position of Royal Dutch Shell. Set out below is certain condensed financial information in respect of the Dividend Access Trust.
Separate Financial Statements for the Dividend Access Trust are also included in this Report.
For the year 2006 and the period May 19, 2005 to December 31, 2005, the Dividend Access Trust recorded income before tax of £1,837 million and £869 million respectively. In each period this reflected the amount of dividends received on the dividend access share less immaterial finance costs attributable to foreign exchange differences.
At December 31, 2006, the Dividend Access Trust recorded total equity of £ nil, reflecting cash of £27,465, less unclaimed dividends of £27,465. At December 31, 2005 these amounts were nil respectively, because all funds distributed were represented by outstanding cheques.
The movements in cash and cash equivalents of the Dividend Access Trust consist primarily of dividends received of £1,837 million in 2006 (2005: £869 million) and distributions made on behalf of the Group to shareholders of £1,837 million in 2006 (2005: £869 million) and changes in net working capital (£ nil). See “Supplementary information – Control of registrant (unaudited) – Rights attaching to shares” for an explanation of the Dividend Access Trust.
Royal Dutch Shell plc 59

OPERATING AND FINANCIAL REVIEW
Our people

INTRODUCTION
Shell employs 108,000 people in its companies worldwide. We made progress on all fronts in our global people strategy in 2006, in support of the Group strategy of more upstream and profitable downstream. Common policies and processes, delivered through an improved global information technology platform, have helped towards faster and better decision-making.
RESOURCING FOR THE FUTURE
Recruiting and retaining the right numbers of skilled people is essential to the success of the Group strategy. In 2006, using our strengthened global attraction and recruitment capability, we recruited almost 6,000 people worldwide. This comprised 1,500 graduates and 4,500 experienced professionals – over half of whom were from technical disciplines – from more than 60 countries.
A global technical marketing campaign helped to generate a significant number of applicants from around the world, including 150 people via our employee referral programme. We strengthened our reputation as a good employer, especially in those recruitment markets most important to us, and received a number of important awards. For example, we were named employer of choice by engineering graduates in The Times Graduate Recruitment Awards in the UK.
Women make up 27% of all our hires, and 28% of recruits for technical roles, and we continue towards improving these rates helped by a recruitment drive launched worldwide on International Women’s Day in March.
We have also been active in new recruitment markets, hiring more graduates and experienced professionals in Asia than in any other region in 2006. This directly supports increased future investment in the region. We are also building our recruitment capability in the Middle East in support of regional Group activities, such as the Pearl GTL project with Qatar Petroleum. We have significantly stepped up recruitment in India and Nigeria. We hired just under 200 graduates and 75 experienced professionals to support the establishment of Shell Technology India, while in Nigeria we have recruited more than 350 graduates and experienced professionals – record numbers which include the highest number in recent years of Nigerian nationals returning to work in their home country.
LEADING AND DEVELOPING OUR PEOPLE
Building skills, capabilities and organisational effectiveness remain key priorities for Shell. We have introduced specific programmes to strengthen our capabilities in project management and business development. The Shell Project Academy is an integrated development programme for Shell employees working at all stages of the project lifecycle. The programme includes learning events, assessment and accreditation, coaching and mentoring services, a global online knowledge network, project community events and work experience opportunities. Our Commercial Academy continued in 2006 to enhance business development skills by spreading knowledge and best practice across our major businesses. This includes the introduction of a new learning curriculum framework, as well as identifying key individuals whose commercial skills will be developed.
We remain committed to the development of leadership through an integrated cross-business Shell leadership development programme, with around 10,000 leaders and employees with leadership potential taking part in 2006.
A co-ordinated, enterprise-wide approach to learning is being developed. This includes the online Shell Open University that now serves as a single, standardised learning resource to maintain and improve the professional skills of our people.
The manner in which we deliver individual training and development (technical, functional and personal competences) is also undergoing a marked change, with a move towards “blended” learning – the combination of multiple approaches to skills training such as workplace assignments, traditional classroom events, e-learning and informal coaching.
COMMUNICATION AND INVOLVEMENT
The success of our business depends on the full commitment of all employees. We encourage the involvement of our employees in the planning and direction of their work, and provide them with safe and confidential channels to report concerns.
In 2006 we conducted our biennial Shell People Survey to find out what our employees think about working for Shell. Questions cover a number of topics. This year, it was completed by 78% of employees, the same response rate as in 2004. Results are generally positive. For example, results show that employees have a higher level of trust in leadership than that reflected by the last survey in 2004.
For the first time the survey included an employee engagement index which measures broader affiliation and commitment to Shell. The index is based on a combination of scores from answers to questions on, for example, job satisfaction and pride in working for Shell. It resulted in an averaged score of 73%, indicating positive engagement among employees.
Action plans to address concerns raised in the survey, while building on the areas of strength that emerged, were being developed early in 2007.
DIVERSITY AND INCLUSIVENESS
The continuing integration of diversity and inclusiveness into the mainstream of Shell’s operations and culture helps attract and retain the best people, increases creativity and improves decision making. Three targets underpin our global efforts to embed diversity and inclusiveness in the way we run our business: increasing the proportion of women in senior leadership positions to at least 20% in the long term; having a majority of senior leadership positions filled by local nationals; and receiving increasingly more positive feedback of inclusiveness in the workplace, as measured in the Shell People Survey.
By the end of 2006, the proportion of women in senior leadership positions had risen to 11.6%, up from 9.9% in 2005. This result reflects the wider scope of our attraction and recruitment of staff, targeted development and mentoring efforts and keener focus on the retention and progression of talented people.
In 25% of countries, local nationals filled more than half of senior leadership positions. This was down from 36% of countries in 2005, a drop that reflects staff changes in countries with relatively few leadership positions. In 2007, Shell plans to redress this using the same targeted approaches that have successfully increased the number of women in senior leadership.
The Shell People Survey 2006 showed that 64% of employees perceived workplace inclusiveness favourably.
We seek to ensure equal opportunity in recruitment, career development, promotion, training and reward for all employees, including those with disabilities. All applicants and employees are assessed fairly and objectively.
While good progress has been made, we recognise we must continue to work towards achieving our targets in diversity and inclusiveness.

60 Royal Dutch Shell plc

EMPLOYEES BY SEGMENT (average numbers)	thousands

	2006	2005	2004	2003	[A]	2002

Exploration & Production	19	18	16	17		17
Gas & Power	3	2	2	2		2
Oil Products	67	71	78	82		75
Chemicals	6	8	8	9		9
Other industry segments and Corporate	13	10	9	9		8

Total	108	109	113	119		111

EMPLOYEES BY GEOGRAPHICAL AREA (average numbers)	thousands

	2006	2005	2004	2003	[A]	2002

Europe
The Netherlands	10	10	10	11		11
UK	8	7	8	8		9
Others	19	22	25	27		26

Total – Europe	37	39	43	46		46

Other Eastern Hemisphere	35	33	30	28		27
USA	24	24	26	30		23
Other Western Hemisphere	12	13	14	15		15

Total – Worldwide	108	109	113	119		111

EMPLOYEE EMOLUMENTS	$ million

	2006	2005	2004	2003	[A]	2002

Remuneration	8,827	8,286	8,037	7,477		6,096
Social law taxes	712	681	691	660		518
Retirement benefits	743	768	782	538		(201)
Share-based compensation	462	376	285

Total	10,744	10,111	9,795	8,675		6,413

[A]	In connection with the adoption of IFRS as of January 1, 2004, an entity in Europe that had previously been accounted for as a Group company on a proportionate basis, has instead been accounted for as an equity accounted investment. As a result of this change, information as of December 31, 2003 shown for Group companies is, as of January 1, 2004, shown as part of the Group share of equity accounted investments.
Royal Dutch Shell plc 61

OPERATING AND FINANCIAL REVIEW
Environment and society

INTRODUCTION
We recognise that our continuing business success depends on finding environmentally and socially responsible ways to help meet the world’s growing energy needs. Managing today’s business risks, delivering our strategy and achieving our goals all critically require maintaining the trust of a wide range of stakeholders. To keep the trust of stakeholders, we must do many things, including: behaving with integrity at all times, in line with the Shell General Business Principles (Business Principles); operating our facilities safely; being a good neighbour; contributing to development in the societies where we operate; and helping to find effective solutions to the problem of growing CO2 emissions. In this section we discuss our overall approach to managing environmental and social impacts, how we are addressing our main risks and opportunities and our performance in this area in 2006.
OUR APPROACH TO MANAGING ENVIRONMENTAL AND SOCIAL IMPACTS
We take a systematic approach to managing environmental and social impacts as part of the Shell Control Framework, through a combination of Group wide standards and processes, controls, incentives and our governance. In 2006, we took additional steps to clarify what we expect from staff, and how to increase their skills, and share our knowledge better around the Group.
STANDARDS AND PROCESSES
Our Business Principles include our commitment to contribute to sustainable development. This requires balancing short- and long-term interests and integrating economic, environmental and social considerations into business decision-making.
All companies and joint ventures where we have control over operations – for example as majority shareholder or operator – must apply the Business Principles, our new Code of Conduct (Code) launched in 2006, and the rest of the Shell Control Framework. The Business Principles and Code require compliance with all applicable laws and support for human rights. They forbid, among other things, bribery, fraud and anti-competitive behaviour. The commitment to contribute to sustainable development includes engaging with external stakeholders and being a good neighbour. These companies and joint ventures must also apply Shell-wide environmental and social standards. These include the Group Health, Safety and Environment (HSE) policy and commitment, requiring the systematic management of HSE, as well as our standards for animal testing, biodiversity, climate change, environmental management, health management, incident reporting, security, ship quality and our relationship with our people. We require contractors to manage HSE in line with our standards and expect them to follow our Business Principles or equivalent ones by including these expectations in our contract terms and conditions. We also encourage suppliers and ventures where we do not have a controlling interest to adopt and follow equivalent principles and HSE standards. If these contractors, suppliers and ventures cannot meet our expectations within a reasonable timeframe, we are required to review the relationship.
Our Business Principles and standards are reflected in our business processes. For example, they are included in the criteria used to assess investment proposals and in the planning and design of major new projects. All major new investments must include the expected future costs of emitting carbon in their financial calculations. We require an Impact Assessment to be carried out before we begin significant work on a project or at an existing facility. The actions identified must be part of the project’s design and operation. All our major refining and chemicals facilities, and upstream operations with potential for high social impact, must also have social performance plans in line with Group guidance. These plans spell out how the operation will manage its social impacts and generate benefits for the local community.
In 2006, our Exploration & Production business clarified and tightened its requirements for identifying and managing environmental and social impacts when developing new projects – particularly at the earliest stages of project design. Experts from the business and central functions now review the top 70 new Exploration & Production prospects for environmental and social risks and opportunities. These include projects still in early concept or design phases.
CONTROLS AND INCENTIVES
Following our environmental and social standards is part of the duties of line managers, with support provided by HSE, social performance, security, human resources and finance specialists. Each Shell business is responsible for complying with our requirements and achieving its specific targets in this area.
We monitor compliance through an annual assurance letter process, internal audits and performance appraisals. The assurance letter process requires the relevant senior manager to report to the Chief Executive on the performance of their business or function in following our Business Principles and Group Standards. Results are reported to the Audit Committee of the Board. Sustainable development performance is an important component of appraisals and compensation, as it comprises 20% of the Group Scorecard.
GOVERNANCE
The Chief Executive counts sustainable development among his responsibilities. On his behalf, the Corporate Affairs Director chairs the Group Sustainable Development and HSE Executive Committee, which reviews performance and sets priorities, key performance indicators (KPIs) and targets. The Group HSE Function, central Social Performance Management Unit and issues management staff provide the needed challenge and support to our businesses to develop the necessary skills, share lessons learned and deal with issues in a consistent way. The Social Responsibility Committee is one of four committees of the Royal Dutch Shell plc Board. It reviews our policies and performance with respect to our Business Principles, Code of Conduct, HSE policy, and other relevant environmental and social standards, and major issues of public concern. It is composed of three Non-executive Directors, including its chair, Wim Kok, former Prime Minister of the Netherlands.
MAIN RISKS
We systematically assess and prioritise the many environmental and social risks and opportunities we face, using our Group Risk and Group Issues Management processes. We describe the way we manage the most significant ones below.
OPERATING OUR FACILITIES SAFELY
We are committed to preventing incidents – such as spills, fires and accidents – that place our people, the environment and our facilities at risk. We are investing to keep our facilities safe and we are working hard to strengthen our safety culture further. We require that all Shell companies, contractors and the joint ventures we control operate in line with our Health, Safety and Environment (HSE) policy and commitment and all its supporting standards. This means managing HSE risks in a systematic way, including having each site understand all major risks and be able to show, through regular audits, that they are managing them to a level “As Low As Reasonably Practicable”. It also involves having major facilities certified to international environmental standards, such as ISO14001, and having emergency response plans in place –and regularly tested – that minimise damage in the event of an incident. We investigate serious incidents and near misses, and share the lessons we learn with other parts of our business to help prevent similar incidents happening again.
We know that processes and systems must be translated into safe behaviour. Our award-winning Hearts and Minds programme, introduced in 2004,

62 Royal Dutch Shell plc

continues to drive home the need for every employee to stop unsafe behaviour when they spot it. We added the HSE Golden Rules in 2005 – three easy-to-remember prompts (“comply, intervene, respect”) to raise awareness and increase people’s feeling of being accountable for their and their colleagues’ safe behaviour. We continue to check that the 20,000-plus staff responsible for tasks with a significant HSE risk have the necessary training and skills. A Safety Week in 2006 in our downstream business, reinforced that safety is a top priority for senior management and a responsibility shared by all staff. Using the “Seeing Yourself as Others See You” tool, leaders in our Exploration & Production business are now assessed by their staff every two years on how well they show leadership on safety. Leaders are required to follow up on the feedback they receive.
CLIMATE CHANGE
We were one of the first energy companies to acknowledge the threat of climate change, to call for action, and to take action ourselves. In 1998, we set ourselves voluntary targets for reducing greenhouse gas (GHG) emissions from our operations. In 2002, we met our first target – reducing emissions by 10% below 1990 levels – mainly by ending continuous venting of natural gas at oil production facilities. Work is continuing to meet our second target. It requires our GHG emissions in 2010 to be 5% below 1990 levels, whilst growing our business, mainly through our efforts to end continuous flaring of natural gas and by improving the energy efficiency of our facilities. In addition to managing the emissions from our operations, we have invested more than $1 billion in alternative energy over the last 5 years. We increased the supply of lower carbon natural gas and lower sulphur transport fuels that enable car manufacturers to improve engine efficiency.
We have actively promoted an emission trading system in which governments set absolute limits on the amount of GHGs the industry can release. These systems allow companies to trade to find the most cost-effective reductions. We have become one of the most active traders in the European Union Emissions Trading Scheme. We have launched public campaigns to encourage innovation and promote energy conservation, like the Shell Springboard Awards for new inventions that could help address climate change, FuelStretch, Shell Fuel Economy World Record Challenge and Shell Eco-marathon.
We see potential business opportunities and competitive advantage from providing cost-effective solutions for CO2, the most important GHG. We continue feasibility studies for potential projects to drive down costs and demonstrate the safety of capturing and storing CO2 emitted from fossil fuels, for example the ZeroGen low CO2 power project development in Australia and a proposed project to store CO2 and enhance oil recovery offshore Norway.
SECURITY AND HUMAN RIGHTS
The increase in fatalities from assaults in Nigeria last year underlined the importance of security measures for protecting staff, contractors and facilities. In 2006, we extended our regional network of security advisers to provide practical and immediate support to our operations. We work with a global network of government agencies, commercial security providers and industry peers so that our information and the advice we give our operations is always up to date.
Our Group Security Standard defines how we protect our people and facilities while respecting neighbours’ rights. It only permits armed security when this is required by law or there is no other acceptable way to manage the risks. When we do rely on armed guards we require them to follow the Group Guidelines which are based on UN guidelines and conventions on the use of force. Under our Guidelines armed guards are to be issued with pocket-sized cards describing how force may be used. They are expected to first attempt to resolve a security incident without using force. If this fails then only the minimum force needed can be used and help offered to anyone injured as a result, including offenders. Regular checks are made on whether armed guards understand these rules.
By the end of 2006, several operations in countries with high security risks, including Nigeria and Pakistan, were applying the Voluntary Principles on Security and Human Rights. These Principles were developed for the energy sector by companies, governments and leading human rights NGOs.
BEHAVING WITH INTEGRITY
Integrity is one of our three core values and a cornerstone of our Business Principles. We translate this value into action with a clear and simple policy: zero tolerance for bribes, facilitation payments and fraud. To help us follow this policy, employees are provided with online and face-to-face training in key areas, including bribery and corruption. In 2006, staff in over 100 countries attended sessions on the proper use of intermediaries in business transactions. We have had a global help line and website since 2005, available 24 hours a day. It allows employees and business partners to seek advice and report concerns anonymously (if desired) about suspected incidents of bribery, facilitation payments and fraud and any other concerns about violations of our Code of Conduct and Business Principles.
We track our performance of behaving with integrity in two ways. First by tracking the number of proven incidents of material violations of the Code. Second, we ask staff, confidentially, in the Shell People Survey, whether their part of the company is dealing with the outside world with integrity. In 2006, 96 violations were reported and we ended our relationship with 143 staff and contractors as a result. To help us follow our policy, we provide a whistle-blowing facility for employees and business partners to seek advice and report concerns anonymously about suspected incidents of bribery, facilitation payments and fraud.
OTHER ENVIRONMENTAL AND SOCIAL ISSUES
We face a range of other environmental and social issues, including but not limited to:
OPERATING IN ECOLOGICALLY SENSITIVE AREAS
We recognise the importance of protecting biodiversity. We were the first energy company to adopt a Biodiversity Standard. We have committed to not exploring or drilling for oil or gas in certain ecologically sensitive locations (natural World Heritage sites), and to following strict operating practices, including having Biodiversity Action Plans, when operating in others (World Conservation Union Category I-IV protected areas). Biodiversity checks are also required as part of project Impact Assessments, so that risks are identified and addressed at an early stage. We work with more than 100 scientific and conservation organisations to reduce biodiversity impacts around our projects and to support conservation.
Royal Dutch Shell plc 63

OPERATING AND FINANCIAL REVIEW

OUR NEIGHBOURS AND CONTRIBUTING TO LOCAL DEVELOPMENT
We are committed to being a good neighbour, which means not only running our facilities cleanly and safely but working in partnership with local people to help them benefit from our activities, as well as supporting wider development in the country. We use social performance plans to help us understand what matters to communities and work with them to address concerns and create local economic opportunities. Plans are in place at major downstream and high impact upstream facilities. Central and business-level social performance advisers provide expertise and share good practice across our sites.
We promote the use of local contractors and suppliers and encourage the local contractors we work with to hire and train more local staff. We also sponsor social investment programmes in many countries throughout the world ($16.4 million in 2006 in UK). We work closely, wherever we can, with development experts and the local communities involved. But our biggest economic contribution to the countries where we operate comes from the taxes and royalties we pay. Governments decide how, and where these revenues are spent. We actively encourage them to use these funds wisely and transparently, to bring development and reduce poverty. We try to set an example through our social investment and local contracting, and by enforcing our policy of zero tolerance for bribes and facilitation payments. We continue to strongly support the Extractive Industries Transparency Initiative, which seeks to have energy and mining companies publish the payments they make to governments.
ENVIRONMENTAL AND DECOMMISSIONING COSTS
Group companies operate in more than 130 countries and are subject to a variety of environmental laws, regulations and reporting requirements.
The costs of avoiding emissions into the air and water and the safe disposal and handling of waste from our operations are part of our business and are included in operating expenses. Such estimated costs incurred in 2006 by Group companies were approximately $1.5 billion (2005: $1.2 billion).
Capital spending to limit or monitor hazardous substances or releases covers both measures at existing plants and features incorporated into new plants. Some of this spending is readily identifiable; the remainder is reasonably estimated using technical and financial judgements. On this basis, environmental capital spending by Group companies with major programmes in 2006 were approximately $1.0 billion (2005: $0.8 billion).
The effect of this necessary investment in existing facilities on the future earnings of Group companies is not predictable. Factors affecting our earnings include our ability to recover costs from consumers and through financial incentives offered by governments. However, it is expected that there will be no material impact on the Group’s total earnings in the long term. These risks are comparable to those faced by other companies in similar businesses.
At the end of 2006 the total liabilities being carried for environmental clean-up were $967 million (2005: $878 million). In 2006 there were payments of $275 million and increases in provisions of $271 million. The estimated present value of the obligations being carried for spending on decommissioning and site restoration including oil and gas platforms, at December 31, 2006 amounted to $8,317 million (2005: $5,925 million).
PERFORMANCE
Reporting environmental and social data differs from financial data in a number of important ways (see our Group Performance Monitoring and Reporting Guide – www.shell.com/envandsociety). There are inherent limitations to the accuracy, precision and completeness of environmental and social data. These limitations stem from the nature of the data. Certain parameters rely on human behaviour and are affected by culture and personal perception. Other parameters rely on complex measurements that require constant tuning. Still others rely on estimation and modelling. Shell accepts that our published environmental and social data will be affected by these inherent limitations. We continue to improve data integrity by strengthening internal controls.
Safety and environmental data are collected from operations where we have operational control (meaning we can require the Shell Control Framework to be applied) and certain companies to which we provide operational services. Data are reported on a 100% basis regardless of our equity share in the company. Data from companies that were disposed of or acquired during the year are included only for the period that they were under operational control.
We set internal improvement targets for our key safety and environmental parameters and have set longer-term public targets for energy efficiency in our chemicals plants for eliminating the disposal of gas by continuous flaring and for reducing greenhouse gas emissions from our operations.

64 Royal Dutch Shell plc

Environmental data

GREENHOUSE GAS EMISSIONS

After achieving our first target of reducing GHG emissions in 2002 (actual of 106 million tonnes compared with a target of 111 million tonnes of CO2 equivalent), we continued to work towards meeting our current target – of reducing GHG emissions from our operations by 5% below 1990 levels by 2010, whilst growing our business. We met our first target in 2002 mainly by ending venting of natural gas at oil production facilities.
In 2006, Shell-operated facilities emitted 98 million tonnes of GHGs, (measured on a CO2 equivalent basis), about 7 million lower than the previous year and more than 20% below 1990 levels. This reduction in emissions was due primarily to reduced flaring in our Exploration & Production business. More than two-thirds of the drop was caused by shutting down wells in Nigeria located near areas affected by unrest.
Longer term and sustained reductions were achieved in 2006 mainly from operational changes to increase gas recovery to meet demand for gas in Oman and from the new equipment installed in 2005 to reduce flaring in Gabon. Emissions from our refineries and chemical plants, which are about half our total, were down slightly compared to 2005 due to reduced availability of some plants and improvements from our Business Improvement Review (BIR) and EnergiseTM efficiency programmes.

SPILLS

Since 1997, we have been gradually reducing the amount of oil and oil products spilled from our operations for reasons we can control, like corrosion or operational failures. Spills from sabotage or extreme weather, like hurricanes, which are harder to prevent, have fluctuated with events.
In 2006, there were no spills from hurricanes. However, spill volumes from operations were slightly higher than in 2005. This was because of two spills in Nigeria. In one, a buried pipeline was damaged while laying another. The second was caused by corrosion. The resulting loss of oil accounted for nearly a quarter of the total amount we spilled in 2006. At sites in Nigeria shut down because of the security situation, reliable information about spills will not be available until we return to repair and restart operations. In areas where we operated in Nigeria, better inspection and repair efforts continued.
Outside Nigeria, the number and volume of preventable spills continued to drop. In our downstream business, spills were down again in 2006 to our lowest reported level. This is partly because we are tracking minor leaks more carefully and fixing their underlying causes earlier at our refineries and chemical plants. Our distribution network also implemented a programme to proactively prevent spills through focused inspection and maintenance of pipelines and tanks at storage depots and through efforts to prevent spills from delivery trucks, particularly in Africa.

FLARING

In 2006, our total flaring world-wide dropped again mainly as a result of production being shut-in in Nigeria. Even with normal production in Nigeria, we would have made our 2006 target.
Our programme to collect gas from oil production and bring it to market, which began in 2001, has helped us cut our flaring in Exploration & Production. Since 2000, Shell Petroleum Development of Nigeria Ltd’s joint venture in Nigeria, which on average accounts for two-thirds of our continuous flaring, has invested more than $3.5 billion in equipment to capture and use gas formerly flared. Work continued to meet our goal of ending continuous flaring in Nigeria during 2009.
Royal Dutch Shell plc 65

ENERGY INTENSITY – EXPLORATION & PRODUCTION OPERATIONS

Finding ways to reduce rising emissions from our changing upstream portfolio is getting more difficult. The energy needed to produce each unit of oil or natural gas is rising as fields age and we produce more heavier oil and oil from oil sands. This trend in Exploration & Production continued in 2006, with energy needed to recover each unit of oil and gas more than 40% higher than in 2001.

ENERGY INTENSITY – REFINERIES

We use the industry standard Solomon Associates Energy Intensity Index (EII™) to measure and rank the energy efficiency of our refineries. Between 2002 and 2005, our refineries increased their efficiency by 3%; these gains were made by operating our plants closer to their full production capacity, by having fewer shutdowns, and by running energy efficiency programs at most sites. In 2006 we missed our EII target partly because more energy was required to produce environmentally friendly low sulphur fuels and partly because of unplanned equipment shutdowns.
Our EnergiseTM and BIR have reduced our GHG emissions by nearly 1 million tonnes a year and saved us $70 million annually in total at our refineries and chemical plants. In 2006, we continued our BIRs and our three-year capital investment programme for energy efficiency.

ENERGY INTENSITY – CHEMICAL PLANTS

In 2001, we set a target to achieve 10% improvement in energy use by 2007 at our chemical plants. Lacking a standard way in the industry to measure this, we devised our own. Shell’s Chemical Energy Intensity (CEI) which compares the energy used to make a tonne of product to a 2000 baseline of 100.
In 2006, our chemicals plants met their energy efficiency targets despite several energy-intensive shutdowns. Our chemical plants have boosted efficiency by 9% since 2001 mainly through operating our plants closer to their full production capacity, having fewer shutdowns, and running our Energise™ energy efficiency program at all major sites. We are on track to meet our 2007 efficiency target.

66 Royal Dutch Shell plc

Social data

SAFETY – FATAL ACCIDENT RATE

Sadly two employees and 35 contractors lost their lives at work in 2006, one more than in 2005. Seventeen of these deaths happened in Nigeria, with nine the result of kidnappings or assaults as politically and criminally motivated violence rose sharply.
More fatalities are occurring away from our operations, where we have less oversight and safety depends even more on the behaviour of individuals. The number of fatal assaults, drownings and road accidents all rose.
These causes accounted for more than 75% of the staff and contractor lives lost in 2006. Mainly as a result, our fatal accident rate (number of fatalities over 100 million working hours), which had improved by more than 50% since 1997, showed no significant change in 2006. It re-confirmed not only the importance of our security measures in Nigeria, but the importance of our efforts to change behaviour and strengthen our safety culture.

INJURIES – TRCF (total reportable case frequency)

To help monitor our safety performance, we use a standard safety measure – Total Reportable Case Frequency (TRCF). This is the number of injuries of contractors and staff requiring medical treatment or time off work, for every million hours worked. Our injury rate has come down over time, improving approximately 45% since 1997. In 2006, our TRCF was better than our target. TRCF remained the lead indicator in the Sustainable Development section of our company-wide Scorecard; underlining the importance we place on improving our safety performance.
Royal Dutch Shell plc 67

OPERATING AND FINANCIAL REVIEW
Share plans and other matters

SHARE-BASED PLANS AND TREASURY SHARES
There are a number of share-based plans for senior staff and other employees of the Shell Group. Following the Unification, the underlying shares for the continuing share-based plans are shares of Royal Dutch Shell and awards and rights under the plans in existence at the time of the Unification were converted into awards and rights over Royal Dutch Shell shares. In 2005, the share option plans were replaced with an amended Long-Term Incentive Plan. Plans of Shell Canada (Shell Canada attached stock appreciation rights to the options in the fourth quarter of 2004) have continued. Details of the principal plans, both old plans with continuing outstanding awards and the Long-Term Incentive Plan/Performance Share Plan, are given below.
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
Details of the shares under option at February 27, 2007 in connection with these plans (excluding Shell Canada) are as follows:

ROYAL DUTCH SHELL
	Class A Shares	Class B Shares	Class A ADRs

Options outstanding	58,269,170	39,858,185	17,478,781

Average price per share	€25.29	£15.92	$50.98

Total price	€1,473,883,370	£634,620,874	$891,218,058

Term	10/12/2007-	10/12/2007-	01/03/2010-

	06/05/2014	06/05/2014	07/05/2014
LONG-TERM INCENTIVE PLAN AND PERFORMANCE SHARE PLAN
In July 2005 Royal Dutch Shell adopted an amended Long-Term Incentive Plan (LTIP). When awards are made under the LTIP other than to the Executive Directors the plan is called the Performance Share Plan (PSP). On the award date conditional awards are made of Royal Dutch Shell shares. Currently, the actual amount of shares that may vest, which can be between 0 – 200% of the conditional award, depends on the Total Shareholder Return of Royal Dutch Shell versus four of its main competitors over a three year performance period. For the conditional shares awarded in 2006, the performance measurement period is three years, starting at January 1, 2006 until December 31, 2008. In 2006 the awards under the LTIP were made in February and PSP awards were made in May with the performance measurement period for both being the full calendar year of award and the two consecutive calendar years. None of the awards will result in beneficial ownership until the shares are released.
The total number of outstanding shares of Royal Dutch Shell conditionally awarded under these plans as at February 27, 2007 is 10,194,959 (Class A), 5,786,737 (Class B) and 3,690,232 (Class A ADRs) of which 366,547 (Class A), 205,788 (Class B) and 117,894 (Class A ADRs) relate to notional dividend shares to date.
RESTRICTED SHARE PLAN
Under the restricted share plan, awards are made on a highly selective basis to senior staff. Executive Directors may not receive awards under the restricted share plan. In 2005 the existing restricted share plan was replaced with a new restricted share plan consistent with amendment of the Long-Term Incentive Plan and Performance Share Plan. Shares are awarded subject to a three year restriction period. The shares, together with additional shares equivalent to the value of the dividends payable over the restriction period, are released to the individual at the end of the three year period. The total number of outstanding shares of Royal Dutch Shell under these plans as at February 27, 2007 is 247,358 (Class A), 187,521. (Class B) and 39,747 (Class A ADRs) of which 12,371 (Class A), 9,568 (Class B) and 1,333 (Class A ADRs) relate to notional dividend shares to date.
DEFERRED BONUS PLAN
Executive Directors who participate in the Deferred Bonus Plan can elect to defer up to 50% of their annual bonus for an award of Royal Dutch Shell Shares (“Deferred Bonus Shares”) which is released after three years. From 2006, Executive Directors are required to defer 25% of their annual bonuses. Subject to remaining in employment with the Shell Group for three years following the year in which the bonus was earned, the participant may also be granted an additional award of matching Royal Dutch Shell Shares (“Matching Shares”) equal to the number of Deferred Bonus Shares awarded together with Royal Dutch Shell shares representing the value of dividends payable on the Deferred Bonus Shares. A maximum of four Matching Shares will be awarded for every four Deferred Bonus Shares. Vesting of three out of every four Matching Shares awarded to Executive Directors will be subject to satisfaction of a performance target with the remaining Matching Shares vesting over time.
The total number of outstanding shares (excluding Matching Shares) of Royal Dutch Shell under these plans as at February 27, 2007 is 149,604 (Class A) and 65,304 (Class B) of which 2,578 (Class A) and 1,459 (Class B) relate to notional dividend shares to date.
GLOBAL EMPLOYEE SHARE PURCHASE PLAN
This plan enables employees to make contributions, which are applied quarterly, to purchase Royal Dutch Shell Class A shares, Class A ADRs or Class B shares at current market value. If the acquired shares are retained in the plan until the end of the twelve month savings cycle the employee receives an additional 15% share allocation. In the US a variant of this plan is operated, where the main difference is that the purchase price is the lower of the market price on the first or last trading day of the cycle, reduced by 15%. Executive Directors are not eligible to participate in the Global Employee Share Purchase Plan.
At February 27, 2007 the number of shares of Royal Dutch Shell which were held in employee benefit trusts in connection with this plan was 0 Class A, 0 Class B and 611 Class A ADRs.
UK SHARESAVE SCHEME
Employees of participating companies in the UK may participate in the UK Sharesave Scheme. Options are granted over Royal Dutch Shell Class B shares at prices not less than the market value on a date not normally more than 30 days before the grant date of the grant of the option. These options are normally exercisable after completion of a three year or five year contractual savings period.

68 Royal Dutch Shell plc

At February 27, 2007 there were 2,703,830 issued and outstanding Royal Dutch Shell Class B shares under option to such employees pursuant to the rules of those schemes at prices between £12.9466 and £18.9000.
No issue of new shares has in the past been involved under any of the plans or schemes mentioned above.
GROUP SHARE PLANS
Please refer to Note 28 to the Consolidated Financial Statements for a further discussion of the principal Group share plans.
KEY ACCOUNTING ESTIMATES AND JUDGEMENTS
Please refer to Note 3 to the Consolidated Financial Statements for a discussion of key accounting estimates and judgements.
LEGAL PROCEEDINGS
Please refer to Note 32 to the Consolidated Financial Statements for a discussion of legal proceedings.
AUDIT FEES
Please refer to Note 34 to the Consolidated Financial Statements for a discussion of auditors’ fees and services.
Royal Dutch Shell plc 69

70 Royal Dutch Shell plc

Report of the Directors

72	The Board of Royal Dutch Shell plc

74	Report of the Directors
LNG shipment arriving at the Altamira
regasification terminal in Mexico
Royal Dutch Shell plc 71

REPORT OF THE DIRECTORS
The Board of
Royal Dutch Shell plc
Royal Dutch Shell has a single tier Board of Directors chaired by Chairman, Jorma Ollila. The executive management is led by the Chief Executive, Jeroen van der Veer. The members of the Board of Royal Dutch Shell meet regularly to discuss performance and plans of the business of Royal Dutch Shell.
On March 7, 2007 the Nomination and Succession Committee recommended the appointment of Rijkman Groenink as a Director of the Company to succeed Aarnout Loudon, who will retire from the Board at the conclusion of the 2007 Annual General Meeting. The Board adopted this recommendation and a resolution will be submitted to the 2007 Annual General Meeting proposing the election of Mr Groenink as a Director of the Company with effect from May 16, 2007. Mr Groenink’s biographical details are given in the 2007 Notice of Meeting.
 A   Audit Committee
 R   Remuneration Committee
 S   Social Responsibility Committee
 N   Nomination and Succession Committee

72 Royal Dutch Shell plc

Jorma Ollila	Lord Kerr of Kinlochard GCMG	Jeroen van der Veer

N	R N

Chairman	Deputy Chairman and Senior Independent Non-executive Director	Chief Executive

Born August 15, 1950. A Finnish national, appointed Chairman of Royal Dutch Shell as from June 1, 2006. Previously he was Vice-President of International Operations of Nokia in 1985. In 1986 he was appointed Vice-President Finance of Nokia and served between 1990 and 1992 as President of Nokia Mobile Phones. Between 1992 and 1999 he was President and Chief Executive Officer of Nokia and from 1999 to June 1, 2006 he has been Chief Executive Officer of Nokia. Prior to joining Nokia, he started his career in banking at Citibank in London and Helsinki. Currently he is Chairman of the Board of Nokia and a Non-executive Director of Ford Motor Company.
	Born February 22, 1942. A British national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a Non-executive Director of Shell Transport from 2002 to 2005. A member of the UK Diplomatic Service from 1966 to 2002, he was UK Permanent Representative to the EU, British Ambassador to the USA, Foreign Office Permanent Under Secretary of State, and Secretary-General of the European Convention. He is a Non-executive Director of Rio Tinto plc, Rio Tinto Limited and the Scottish American Investment Company plc, Chairman of Imperial College, and a Trustee of the National Gallery and of the Rhodes, Fulbright, and Carnegie Trusts.	Born October 27, 1947. A Dutch national, appointed Chief Executive of Royal Dutch Shell in October 2004. He was appointed President of Royal Dutch in 2000, having been a Managing Director of Royal Dutch since 1997 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. He was a Director of Shell Canada Limited from April 24, 2003 until April 29, 2005. He joined the Group in 1971 in refinery process design and held a number of senior management positions around the world. He is a Non-executive Director of Unilever (which includes Unilever N.V., Unilever plc and Unilever Holdings Ltd.).

Nina Henderson	Sir Peter Job KBE	Wim Kok

A S	R	S

Non-executive Director	Non-executive Director	Non-executive Director

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
	Born July 13, 1941. A British national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a Non-executive Director of Shell Transport from 2001 to 2005. Previously he was Chief Executive of Reuters Group plc. He is a Non-executive Director of Schroders plc and TIBCO Software Inc. and a member of the supervisory board of Deutsche Bank AG.	Born September 29, 1938. A Dutch national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch supervisory board from 2003 to July 4, 2005. Chaired the Confederation of Dutch trade unions (FNV) before becoming a member of the Lower House of Parliament and parliamentary leader of the Partij van de Arbeid (Labour Party). Appointed Minister of Finance in 1989 and Prime Minister in 1994, serving for two periods of government up to July 2002. Member of the supervisory boards of Stork N.V., ING Groep N.V., KLM N.V. and TNT N.V.

Peter Voser	Malcolm Brinded CBE FREng	Linda Cook	Rob Routs	Maarten van den Bergh

S

Chief Financial Officer	Executive Director, Exploration & Production	Executive Director, Gas & Power	Executive Director, Oil Products and Chemicals	Non-executive Director

Born August 29, 1958. A Swiss national, appointed Chief Financial Officer of Royal Dutch Shell in October 2004. He was appointed a Managing Director of Shell Transport and Chief Financial Officer (CFO) in October 2004. In 2002 he joined the Asea Brown Boveri (ABB) Group of Companies, based in Switzerland as CFO and Member of the ABB Group Executive Committee. Also responsible for ABB’s Group IT and the Oil, Gas and Petrochemicals business. Originally joined the Shell Group in 1982 where he held a variety of finance and business roles in Switzerland, UK, Argentina and Chile, including CFO of Oil Products. He was a member of the supervisory board of Aegon N.V. from 2004 until April 25, 2006. He is a member of the supervisory board of UBS AG and a member of the Swiss Federal Auditor Oversight Authority.
	Born March 18, 1953. A British national, appointed an Executive Director of Royal Dutch Shell in October 2004. He was previously a Managing Director of Shell Transport since March 2004 and prior to that a Managing Director of Royal Dutch since 2002. Joined the Group in 1974 and has held various positions around the world including Country Chair for Shell in the UK, and Director of Planning, Environment and External Affairs at Shell International Ltd.	Born June 4, 1958. A US national, appointed an Executive Director of Royal Dutch Shell in October 2004. She was appointed a Managing Director of Royal Dutch in August 2004 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. She was President and Chief Executive Officer and a member of the Board of Directors of Shell Canada Limited from August 2003 to July 2004. Joined Shell Oil Company in Houston in 1980, and worked for Shell Oil Company in Houston and California in a variety of technical and managerial positions. Member of the Society of Petroleum Engineers and a Non-executive director of The Boeing Company.	Born September 10, 1946. A Dutch national, appointed Executive Director of Royal Dutch Shell in October 2004. He was a Managing Director of Royal Dutch from 2003 to July 4, 2005. Joined the Group in 1971. Held various positions in the Netherlands, Canada and the USA. Previously President and Chief Executive Officer of Shell Oil Products USA, President of Shell Oil Company and Country Chair for Shell in the USA and Chief Executive of Equilon. He is a member of the Board of Directors of Shell Canada Limited since April 29, 2005 and a director of INSEAD.	Born April 19, 1942. A Dutch national, appointed Non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch supervisory board from 2000 to July 4, 2005. Managing Director of Royal Dutch from 1992 to 2000 and President from 1998 to 2000. He was Chairman of the Board of Directors of Lloyds TSB from 2001 to May 11, 2006. He is a member of the Boards of Directors of BT Group plc and British Airways plc and Chairman of the supervisory board of Akzo Nobel N.V.

Nick Land	Jonkheer Aarnout Loudon	Christine Morin-Postel	Lawrence Ricciardi	Michiel Brandjes

A	R N	A	A

Non-executive Director	Non-executive Director	Non-executive Director	Non-executive Director	Company Secretary

Born February 6, 1948. A British national, appointed a Non-executive Director of Royal Dutch Shell as from July 1, 2006. He qualified as an accountant in 1970 and was a partner of Ernst & Young LLP from 1978 until June 30, 2006. He was Chairman of Ernst & Young LLP and a member of the Global Executive Board of Ernst & Young Global LLP from 1995 until June 30, 2006. He is a Non-executive Director of BBA Aviation plc, Ashmore Group plc and Vodafone Group plc, Chairman of the Practice Advisory Board of the Institute of Chartered Accountants of England and Wales, and a member of the Advisory Board of the Judge Business School, and the Finance and Audit Committees of the National Gallery.
	Born December 10, 1936. A Dutch national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch supervisory board from 1997 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. He was a member of the Board of Management of Akzo from 1977 to 1994 (Akzo Nobel as from 1994) and its Chairman from 1982 to 1994. He is former Chairman of the supervisory boards of ABN AMRO Holding N.V. and Akzo Nobel N.V., a member of the International Advisory Board of Allianz AG, a member of the European Advisory Board of Lehman Brothers Europe Ltd. and adviser to Cinven Ltd.	Born October 6, 1946. A French national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. She was a member of the Royal Dutch supervisory board from July 2004 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. Formerly she was Chief Executive of Société Générale de Belgique, Executive Vice-President and member of the Executive Committee of Suez S.A., Chairman and CEO of Credisuez plc from 1996 to 1998 and Non-executive director of Pilkington plc. She is a Non-executive director of Alcan Inc. and 3i Group plc.	Born August 14, 1940. A US national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was appointed a member of the Royal Dutch supervisory board in 2001 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. Previously he was President of RJR Nabisco, Inc. and subsequently Senior Vice-President and General Counsel of IBM. He is Senior Advisor to the IBM Corporation as well as to Jones Day and to Lazard Frères & Co, a member of the Board of Directors of The Reader’s Digest Association, Inc and Trustee of the Andrew W. Mellon Foundation and the Pierpoint Morgan Library.	Born December 14, 1954. A Dutch national, appointed as Company Secretary of Royal Dutch Shell in February 2005. Previously Company Secretary of Royal Dutch and Group general counsel corporate. Joined the Group in 1980 as a Legal Adviser.
Royal Dutch Shell plc 73

REPORT OF THE DIRECTORS
Report of the Directors

PRINCIPAL ACTIVITIES
Royal Dutch Shell is a holding company which owns, directly or indirectly, investments in the numerous companies constituting the Group. The Group is engaged worldwide in the principal aspects of the oil and natural gas industry. The Group also has interests in chemicals as well as interests in power generation and renewable energy.
Details of Royal Dutch Shell’s subsidiaries can be found in Note 20 to the Parent Company Financial Statements.
BUSINESS REVIEW
The information that fulfils the requirements of the Business Review can be found in the Chairman’s message on page 2, the Chief Executive’s review on page 3 and also in the Operating and Financial Review on pages 9 to 69, all of which are incorporated in this report by way of reference.
Throughout this report the Board aims to present a balanced and understandable assessment of Royal Dutch Shell’s position and prospects in its financial reporting to shareholders and other interested parties. Our corporate website, www.shell.com/ investor has information for institutional and retail shareholders alike. Shareholders seeking information may contact the Company directly throughout the year. They also have an opportunity to ask questions in person at the Annual General Meeting (AGM).
RESEARCH AND DEVELOPMENT
Group research and development is carried out in a worldwide network of laboratories, with major centres in the Netherlands, the UK and the USA. Further details of research and development, including expenditure, can be found on pages 20, 34, 40, 49 and 53 of the Operating and Financial Review as well as Note 7 to the Consolidated Financial Statements.
RECENT DEVELOPMENTS AND POST BALANCE SHEET EVENTS
Since December 31, 2006 additional purchases of shares have been made under the buyback programme. As at February 27, 2007, an additional 14,220,000 Class A shares (representing 0.2% of Royal Dutch Shell’s entire issued share capital at December 31, 2006) had been purchased for cancellation at a total cost of $486 million including expenses. In addition, Note 37 to the Consolidated Financial Statements on page 152 discloses post balance sheet events.
FINANCIAL STATEMENTS AND DIVIDENDS
The Consolidated Statement of Income and Consolidated Balance Sheet are available on pages 104 and 105 of this Report.
The table below sets out the dividends declared by Royal Dutch Shell on each class of share. The Directors have proposed a fourth quarter interim dividend as set out below, payable on March 14, 2007 to shareholders on the register of members at close of business on February 9, 2007.

Per share	Q1	Q2	Q3	Q4

Royal Dutch Shell Class A shares (euro)	0.25	0.25	0.25	0.25
Royal Dutch Shell Class B shares (pence)	17.13	17.08	16.77	16.60

ADR	Q1	Q2	Q3	Q4

Royal Dutch Shell Class A shares ($)	0.6305	0.6308	0.6294	0.6500
Royal Dutch Shell Class B shares ($)	0.6305	0.6308	0.6294	0.6500

CREDITOR PAYMENT POLICY AND PRACTICE
Statutory Regulations issued under the Companies Act 1985 require a public company to make a statement of its policy and practice on the payment of trade creditors. As a holding company whose principal business is to hold shares in companies of the Shell Group, Royal Dutch Shell has no trade creditors. Given the international nature of the Group’s operations there is no specific group-wide creditor payment policy. Relationships with suppliers are governed by the Group’s commitment to long-term relations, based on trust and mutually beneficial arrangements.
Shell U.K. Limited, the most significant UK operating company in the Group, complies with the Better Payment Practice Code and had approximately 31 days’ purchases outstanding at December 31, 2006 based on the average daily amount invoiced by suppliers during the year (2005: 31 days).
DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE PREPARATION OF THE FINANCIAL STATEMENTS
The Companies Act 1985 requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group and Parent Company Financial Statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. In preparing these financial statements, the directors have also elected to comply with IFRS as issued by the International Accounting Standards Board (IASB). The financial statements are required by law to give a true and fair view of the state of affairs of the Group and the Parent Company and of the profit or loss of the Group and Parent Company for that period.
In preparing these financial statements, the Directors are required to:
•	select suitable accounting policies and then apply them consistently, with the exception of the International Accounting Standards (IAS) 32 and 39, which were adopted with effect from January 1, 2005, and have continued unchanged;
•	make reasonable and prudent judgements and estimates;
•	state that the financial statements comply with IFRS as adopted by the European Union and IFRS as issued by the IASB; and
•	prepare the financial statements on the going concern basis, unless it is inappropriate to presume that Royal Dutch Shell or the Group will continue in business.
The Directors confirm that they have complied with the above requirements when preparing the Financial Statements. In addition, as far as each of the Directors is aware, there is no relevant audit information of which the auditors are unaware and each of the Directors have taken all the steps that he/she ought to have taken in order to make himself/herself aware of any relevant audit information and to establish that the auditors are aware of such information.
The Directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of Royal Dutch Shell and the Group and to enable them to ensure that the Financial Statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of Royal Dutch Shell and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
BOARD OF DIRECTORS
The Directors during the year were Maarten van den Bergh, Malcolm Brinded, Sir Peter Burt (retired May 16, 2006), Linda Cook, Nina Henderson, Aad Jacobs (retired May 31, 2006), Sir Peter Job, Lord Kerr of Kinlochard, Wim Kok, Nick Land (appointed with effect from July 1, 2006),

74 Royal Dutch Shell plc

Aarnout Loudon, Christine Morin-Postel, Jorma Ollila (appointed with effect from June 1, 2006), Lawrence Ricciardi, Rob Routs, Jeroen van der Veer and Peter Voser.
Since the year end to the date of this Report there have been no changes in the membership of the Board of Directors.
ELECTION AND RE-ELECTION OF DIRECTORS
The Directors seeking re-election at the 2007 AGM are Malcolm Brinded, Linda Cook, Maarten van den Bergh, Nina Henderson and Christine Morin-Postel. Aarnout Loudon will be retiring at the AGM and will not seek re-election. Shareholders will also be asked to vote on the election of Rijkman Groenink as a Director of the Company.
The biographies of all Directors are on pages 72 and 73 of this Report and, for those seeking election or re-election, also in the Notice of the Annual General Meeting. Details of the Executive Directors’ service contracts can be found on page 97 and copies are available for inspection from the Company Secretary. Furthermore, a copy of the form of these contracts is filed with the US Securities and Exchange Commission as an exhibit.
The terms and conditions of appointment of Non-executive Directors are set out in their letters of appointment with Royal Dutch Shell which, in accordance with the Combined Code, are available for inspection from the Company Secretary. No Director is, or was, materially interested in any contract subsisting during or at the end of the year that was significant in relation to Royal Dutch Shell’s business. See also Related Party Transactions on page 190.
SENIOR MANAGEMENT
The biographies of Senior Management as of February 27, 2007 are listed on page 185 of this Report.
FINANCIAL RISK MANAGEMENT, OBJECTIVES AND POLICIES
Descriptions of the use of financial instruments and the Group financial risk management objectives and policies are set out in the “Operating and Financial Review – Risk factors” and also in Note 26 to the Consolidated Financial Statements.
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
Royal Dutch Shell plc 75

REPORT OF THE DIRECTORS
DIRECTORS’ INTERESTS
The interests (in shares or calculated equivalents) of the Directors in office at the end of the financial year, including any interests of a spouse or infant child, are set out below:

	January 1, 2006			[A]	December 31, 2006			[B]

	Class A		Class B		Class A		Class B

Maarten van den Bergh	8,000		–		8,000		–
Malcolm Brinded	–		22,397		14,432		22,885
Linda Cook	27,484	[C]	–		27,484	[C]	–
Nina Henderson	–		2,585	[D]	–		4,584	[E]
Sir Peter Job	–		1,056		–		1,492
Lord Kerr of Kinlochard	–		2,873		–		4,000
Wim Kok	500		–		500		–
Nick Land	–		3,074	[F]	–		3,074
Aarnout Loudon	150,000		–		150,000		–
Christine Morin-Postel	1,960		–		1,960		–
Jorma Ollila	4,000	[G]	–		4,000		–
Lawrence Ricciardi	20,000	[H]	–		20,000	[H]	–
Rob Routs	1,000		–		1,023		–
Jeroen van der Veer	26,836		–		46,175		–
Peter Voser	2,000		–		2,000		–
[A]	Excludes interests in shares or options awarded under the Long-Term Incentive Plan, the Deferred Bonus Plan and the Share option plans as at January 1, 2006. Interests under these plans as at January 1, 2006 are set out on pages 89 to 91.
[B]	Excludes interests in shares or options awarded under the Long-Term Incentive Plan, the Deferred Bonus Plan and the Share option plans as at December 31, 2006 Interests under these plans as at December 31, 2006 are set out on pages 89 to 91.
[C]	Held as 13,742 ADRs (RDS.A ADR). One RDS.A ADR represents two RDS A ordinary shares.
[D]	Held as 1,292 ADRs (RDS.B ADR). One RDS.B ADR represents two RDS B ordinary shares.
[E]	Held as 2,292 ADRs (RDS.B ADR). One RDS.B ADR represents two RDS B ordinary shares.
[F]	On date of appointment July 1, 2006.
[G]	On date of appointment June 1, 2006.
[H]	Held as 10,000 ADRs (RDS.A.ADR). One RDS.A ADR represents two RDS A ordinary shares.

There were no changes in Directors’ share interests during the period from December 31, 2006 to March 7, 2007 except that Christine Morin-Postel purchased 3,800 Royal Dutch Shell Class A shares on February 2, 2007, Wim Kok purchased 1,250 Royal Dutch Shell Class A shares on February 9, 2007, Jorma Ollila purchased 10,000 Royal Dutch Shell Class A shares on February 14, 2007 and Jeroen van der Veer purchased 3,825 Royal Dutch Shell Class A shares on February 14, 2007.
SHARE CAPITAL
The Company’s authorised and issued share capital as at December 31, 2006 is set out in Note 11 to the Parent Company Financial Statements on page 199.
SHARE PURCHASES
On May 16, 2006, shareholders approved an authority, expiring at the end of the next AGM, for Royal Dutch Shell to purchase its own shares up to a maximum of 5% of the issued share capital (excluding share purchases for employee share benefit plans). During 2006, 244,672,974 Class A shares with a nominal value of €17.1 million (representing 3.8% of Royal Dutch Shell’s entire issued share capital at December 31, 2006) had been purchased for cancellation for a total cost of $8,200 million, including expenses, at an average price of $33.51 per Class A share. Since the year end additional purchases have been made (see “Recent developments and post balance sheet events”). At February 27, 2007 a further 14,220,000 Class A shares (representing 0.2% of Royal Dutch Shell’s entire issued share capital at December 31, 2006) had been purchased for cancellation for a total cost of $486 million, including expenses, at an average price of $34.18 per Class A share.
The Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of Royal Dutch Shell. A resolution will be proposed to the forthcoming AGM to renew the authority for Royal Dutch Shell to purchase its own share capital up to specified limits for another year. More detail of this proposal is given in the Notice of the AGM.
SUBSTANTIAL SHAREHOLDINGS
As at February 27, 2007, Royal Dutch Shell had been notified by the following investors of their interests in 3% or more of the Company’s shares. These interests are notified to the Company pursuant to Disclosure and Transparency Rule 5.

Investor	Class A shares	Class B shares

Barclays PLC	6.45%	5.43%
Legal and General Group Plc	3.49%	3.96%
The Capital Group Companies Inc	7.24%	4.58%
POLITICAL AND CHARITABLE CONTRIBUTIONS
No political donations were made by any member of the Group to political parties or organisations during the year.
The Group, through individual Group companies, sponsors social investment programmes in many countries throughout the world. The Group donated $16.4 million in 2006 to the Shell Foundation, a UK registered charity.

76 Royal Dutch Shell plc

DIVERSITY AND INCLUSIVENESS
The continuing integration of diversity and inclusiveness into the mainstream of Shell’s operations and culture helps attract and retain the best people, increases creativity and improves decision making. Three targets underpin our global efforts to embed diversity and inclusiveness in the way we run our business: the proportion of women in senior leadership positions to rise to at least 20% in the long term; a majority of senior leadership positions to be filled by local nationals; and increasingly positive perceptions of inclusiveness in the workplace, as measured in the Shell People Survey.
We seek to ensure equal opportunity in recruitment, career development, promotion, training and reward for all employees, including those with disabilities. All applicants and employees are assessed against fair and objective criteria.
By the end of 2006, the proportion of women in senior leadership positions had risen to 11.6%, up from 9.9% in 2005. This result reflects the wider scope of our attraction and recruitment of staff, targeted development and mentoring efforts, and keener focus on the retention and progression of talented people.
Further information can be found in the Operating and Financial Review on Page 60.
COMMUNICATION AND INVOLVEMENT
The success of our business depends on the full commitment of all employees. We encourage the involvement of employees in the planning and direction of their work, and provide them with safe and confidential channels to report concerns.
We seek to establish and maintain high-quality, direct and open dialogue with employees and in all countries where we operate, employees have access to staff forums, grievance procedures or other support systems. An internal global Group-wide procedure for employees to raise ethics and compliance concerns has been introduced and replaced a number of national whistle-blowing procedures which were in operation. An internal global procedure for employees to raise in confidence accounting, controls and auditing concerns is also in place and can be accessed through the internet at www.shell.com or www.compliance_helpline.com/shell.
A wide range of methods is employed globally to communicate and consult with employees on matters of concern to them and to raise their awareness generally about the performance of Shell and the financial and economic factors affecting it. These methods range from face-to-face communication, targeted e-mails and intranet sites to focus groups and webcasts. Staff are represented by collective labour agreements, unions and staff councils in many countries in which the Group has operations.
The Shell Code of Conduct was launched to make all employees aware of our legal and ethical obligations and to ensure they know what it means to act with integrity. The Code of Conduct makes clear that each employee should behave in line with the spirit and letter of its guidelines.
In 2006 we conducted our biennial Shell People Survey to better understand what our employees think about working for Shell. Questions cover a number of topics. This year, it was completed by 78% of employees, the same response rate as in 2004. Results are generally positive. For example, results show that employees have a higher level of trust in leadership than that reflected by the last survey in 2004.
For the first time the survey included an employee engagement index which measures broader affiliation and commitment to Shell. The index is based on a combination of scores from answers to questions on, for example, job satisfaction and pride in working for Shell. It resulted in an averaged score of 73%, indicating positive engagement among employees.
Employees have direct interest in the Company’s performance as all eligible employees receive annual bonuses based on the Group Scorecard, which contains measures of relative total shareholder return, operating cash, operational effectiveness and sustainable development.
Further information can be found in the Operating and Financial Review on Page 60.
CORPORATE SOCIAL RESPONSIBILITY
A summary of Royal Dutch Shell’s approach to corporate social responsibility (CSR) is contained on pages 62 to 64 of the Operating and Financial Review. Further details will be available in the Shell Sustainability Report 2007.
AUDITORS
PricewaterhouseCoopers LLP have signified their willingness to continue in office, and a resolution for their re-appointment will be submitted to the AGM.
ANNUAL GENERAL MEETING
The Annual General Meeting will take place on May 15, 2007 and will be held in the Circustheater, Circusstraat 4, The Hague, The Netherlands with a satellite link to the Novotel London-West Hotel and Convention Centre, Hammersmith, London, UK. An audio-visual link will permit active two-way participation by persons physically present in the UK and The Netherlands. Details of the business to be put to shareholders at the AGM can be found in the Notice of the Annual General Meeting.
By Order of the Board
Michiel Brandjes
Company Secretary
March 7, 2007
Royal Dutch Shell plc 77

Corporate governance

CORPORATE GOVERNANCE
Royal Dutch Shell is committed to the highest standards of corporate governance. We believe that such standards are essential to business integrity and performance. This report sets out the policies and practices of the Company that have been applied during the year.
The Board confirms that during the year the Company complied with the principles and provisions set out in Section 1 of the 2003 Combined Code.
In addition to complying with the corporate governance requirements in the UK, the Company must follow the rules of the Euronext Stock Exchange as well as Dutch securities laws due to its listing on this exchange. It must also follow US securities laws and the New York Stock Exchange (NYSE) rules and regulations due to registration of its securities in the USA and the listing of its securities on the NYSE.
The NYSE corporate governance rules allow foreign private issuers to follow home country practice. However, foreign private issuers are required to have an audit committee that satisfies the requirements of US Securities and Exchange Act Rule 10A-3. The NYSE also requires a foreign private issuer to provide certain written affirmations and notices to the NYSE as well as a summary of the ways in which their corporate governance practices significantly differ from those followed by domestic US companies under NYSE listing standards. Our summary is available at: www.shell.com/investor.
SHELL GENERAL BUSINESS PRINCIPLES
The Shell General Business Principles define how Shell companies are expected to conduct their affairs. These principles were revised and strengthened in August 2005 with the aim to ensure that employees both understand them and confirm that they act in line with them. They include, among other things, the commitment of the Group to support fundamental human rights and to contribute to sustainable development and can be found on www.shell.com/sgbp.
SHELL CODE OF CONDUCT
During the year, the Board approved a Shell Code of Conduct which is intended to help individual employees put our Business Principles into practice through the basic rules and standards we expect them to follow and the behaviour we expect of them. The Shell Code of Conduct, available on www.shell.com/codeofconduct, was distributed to all staff in December 2006. In 2007, steps will be taken to ensure that staff understand the Code, the responsibility they have to abide by it, and how it relates to their daily work.
CODE OF ETHICS
Executive Directors and Senior Financial Officers of the Shell Group must also comply with a Code of Ethics. This Code is specifically intended to meet the requirements of Section 406 of the Sarbanes Oxley Act and the listing requirements of the NYSE. The Code of Ethics can be found on the website www.shell.com/codeofethics.
WHISTLE-BLOWING
An internal global Group-wide procedure for employees to raise ethics and compliance concerns has replaced a number of national whistle-blowing procedures which were in operation. The Shell Global Helpline was introduced at the end of 2005 and was rolled out, country-by-country. This worldwide reporting mechanism, operated by a third party, is open 24 hours a day, seven days a week through local telephone numbers and through the internet at www.shell.com or www.compliance-helpline.com/shell. In addition, an internal global procedure for employees to raise in confidence accounting, controls and auditing concerns was in place throughout the year.
BOARD STRUCTURE AND COMPOSITION
During 2006, the Board comprised the Chairman, Jorma Ollila (appointed with effect from June 1, 2006 and endorsed by shareholders at the 2006 AGM), five Executive Directors, including the Chief Executive, Jeroen van der Veer, and nine Non-executive Directors, including the Senior Independent Non-executive Director, Lord Kerr of Kinlochard, who is also the Deputy Chairman. A list of Directors, with their biographies, is on pages 72 and 73 of this Report.
The Articles of Association require all Directors to be subject to re-election at intervals of not more than three years. All Directors vacate office at age 70 at the latest but may stand for re-election by shareholders.
The Board meets eight times a year and has a formal schedule of matters reserved to it. This includes overall strategy and management, corporate structure and capital structure, financial reporting and controls, internal controls, approval of the Annual Report and Form 20-F, approval of interim dividends, significant contracts, succession planning and new Board appointments. The full list of matters reserved to the Board for decision is available at www.shell.com/investor.
ROLE OF DIRECTORS
The roles of the Chairman, a non-executive role, and the Chief Executive are separate and the Board has agreed their respective responsibilities.
The Chairman, Jorma Ollila, is responsible for the leadership and management of the Board and for ensuring that the Board and its committees function effectively.
The Chief Executive, Jeroen van der Veer, bears overall responsibility for the implementation of the strategy agreed by the Board, the operational management of Royal Dutch Shell and the business enterprises connected with it. He is supported in this by the Executive Committee, which he chairs (see page 79).
NON-EXECUTIVE DIRECTORS
The Non-executive Directors bring a wide range of skills and international business experience to the Group. They also bring independent judgement on issues of strategy, performance and risk through their contribution to Board meetings and to the Board’s committee meetings. They meet routinely without the Executive Directors to discuss, among other things, the performance of individual Directors.
All the Non-executive Directors as at the end of 2006 are considered by the Board to be wholly independent of any personal business connection with the Company or companies of the Group, with the exception of Maarten van den Bergh who receives a pension from a Shell Group pension fund. The standard by which Directors’ independence is determined can be found on the website at www.shell.com/investor within the Terms of Reference of the Nomination and Succession Committee.
SIGNIFICANT COMMITMENTS OF THE CHAIRMAN
The other significant commitments of the Chairman are given in his biography on page 72.
INDEPENDENT PROFESSIONAL ADVICE
All Directors may seek independent professional advice in connection with their role as a Director. All Directors have access to the advice of the Company Secretary. Royal Dutch Shell has provided to the Directors indemnities and directors’ and officers’ insurance in connection with the performance of their responsibilities. Copies of these indemnities and the directors’ and officers’

78 Royal Dutch Shell plc

insurance policies are open to inspection. Copies of these indemnities have also been previously filed with the US Securities and Exchange Commission and are incorporated by reference as an exhibit to this Report.
BOARD ACTIVITIES DURING THE YEAR
The Board met eight times during the year and all but one meeting were held in The Hague, the Netherlands. The agenda for each meeting comprises a number of regular items, including reports from each of the Board Committees, a report from each of the Chief Executive and the Chief Financial Officer and business reports from each of the other Executive Directors. At most meetings the Board also considered a number of investment proposals. In accordance with the matters specifically reserved for the Board, during the year the Board considered numerous strategic issues and approved each of the quarterly financial results and dividend announcements. The Board received regular reports from the various Group functions, including Investor Relations; Health, Safety and Environment; Corporate Affairs; Human Resources; Legal and Finance.
INDUCTION AND TRAINING
Following appointment to the Board, Directors receive a comprehensive induction tailored to their individual needs. This includes meetings with senior management to enable them to build up a detailed understanding of the Group’s business and strategy, and the key risks and issues that it faces. During the year, for example, the new Chairman, Jorma Ollila and Nick Land, a new Non-executive Director, followed an in-depth induction programme, which involved comprehensive presentations and site visits to major operations for each of the businesses and functions on four continents. Additional training is available so that Directors can suitably update their skills and knowledge as appropriate.
ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS
The attendances of Directors during the year for all Board and Board Committee meetings are given in the table below.

				Nomination &		Social
		Executive	Audit	Succession	Remuneration	Responsibility
	Board	Committee	Committee	Committee	Committee	Committee
Maarten van den Bergh	8/8					4/4
Malcolm Brinded	8/8	33/33
Sir Peter Burt	2/3		2/3
Linda Cook	8/8	33/33
Nina Henderson	8/8		5/5			4/4
Aad Jacobs	3/3			2/2
Sir Peter Job	7/8				5/5
Lord Kerr of Kinlochard	8/8			5/5	5/5
Wim Kok	8/8					4/4
Nick Land	4/4		2/2
Aarnout Loudon	8/8			5/5	5/5
Christine Morin-Postel	7/8		5/5
Jorma Ollila	5/5			3/3
Lawrence Ricciardi	8/8		5/5
Rob Routs	8/8	33/33
Jeroen van der Veer	8/8	33/33
Peter Voser	8/8	33/33

Note:	The first figure represents attendance and the second figure the possible number of meetings. For example 6/8 signifies a Director attended six out of a possible eight meetings. Where a Director was appointed to the Board or to a Board Committee during the year, only meetings after that date of appointment are shown.
EXECUTIVE COMMITTEE
The Executive Committee comprises the
•	Chief Executive – Jeroen van der Veer;

•	Executive Director, Exploration & Production – Malcolm Brinded;

•	Executive Director, Gas & Power – Linda Cook;

•	Executive Director, Oil Products and Chemicals – Rob Routs; and

•	Chief Financial Officer – Peter Voser.
The Executive Committee operates under the direction of the Chief Executive and is responsible for Royal Dutch Shell’s overall business and affairs. The Chief Executive has final authority in all matters of management that are not within the duties and authorities of the Board or of the AGM. The Executive Committee supports the Chief Executive and implements all Board resolutions and supervises all management levels in Royal Dutch Shell.
BOARD COMMITTEES
There are four Board committees made up of Non-executive Directors. These are the:
•	Audit Committee;

•	Nomination and Succession Committee;

•	Remuneration Committee; and

•	Social Responsibility Committee.
A copy of each committee’s terms of reference is available from the Company Secretary and can be found on the Shell website at: www.shell.com/investor.
AUDIT COMMITTEE
The members of the Audit Committee are Lawrence Ricciardi (Chairman), Nick Land and Christine Morin-Postel, all of whom are financially literate independent Non-executive Directors. During the year, Sir Peter Burt retired as a committee member and as a Director at the AGM, Nick Land was appointed a member on July 1, and Nina Henderson rotated off as a member on October 25. For the purposes of the Combined Code Christine Morin-Postel qualifies as a person with “recent and relevant financial experience” and as an “audit committee financial expert” for the purposes of US securities laws.
The Committee met five times during the year and Committee Members’ attendances are shown on this page.
The key current responsibilities of the Audit Committee are to assist the Board in fulfilling its responsibilities in relation to internal control and financial reporting, to carry out certain oversight functions on behalf of the Board and to monitor compliance with applicable external legal and regulatory requirements, the Shell General Business Principles, the Shell Code of Conduct, and the Code of Ethics for Executive Directors and Senior Financial Officers. The Audit Committee reviews and assesses the remit of the internal audit function. It monitors and discusses whether our risk management and internal control system is effective, including any significant matters arising from the audits which are discussed with, as appropriate, the Chief Internal Auditor, management or the external auditors, PricewaterhouseCoopers LLP. The Audit Committee monitors the qualifications, expertise, resources and independence of both the internal and external auditors and assesses each year the auditors’ performance and effectiveness. The Audit Committee also establishes and monitors policies related to pre-approval of all services the external auditors provide. The Committee is responsible for establishing and monitoring the implementation of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing or other matters, including mechanisms for the confidential or anonymous submission of related concerns by employees. These include facilities to enable employees to submit concerns confidentially or anonymously, and to ensure independent investigation with follow-up action where suitable.
Royal Dutch Shell plc 79

CORPORATE GOVERNANCE
The Audit Committee updates the Board quarterly and annually on its activities and recommendations. Where the Committee is not satisfied with or wherever it considers action or improvement is required concerning any aspect of risk management and internal control, financial reporting or audit-related activities, it promptly reports these concerns to the Board.
At each meeting the Audit Committee received comprehensive reports from management and the internal and external auditors as appropriate to enable it to discharge its responsibilities. During the year the Committee discussed with the Chief Financial Officer, the Controller and the external auditors, as appropriate, issues that arose on accounting policies, practices and reporting. The Committee reviewed and discussed the integrity of Royal Dutch Shell’s annual and quarterly unaudited financial statements with management and the external auditors. During the year the Committee also monitored the effectiveness of the procedures for internal control over financial reporting and the Company’s preparations to comply with Section 404 of the Sarbanes-Oxley Act.
The Committee also received reports regarding the receipt, retention, investigation and treatment of complaints regarding accounting, internal accounting controls and auditing or other matters. The Chief Compliance Officer reported to the Committee on the Group’s compliance programme activities, operations and results.
The Committee has adopted guidelines allowing audit, audit-related and non-audit services to be contracted with the external auditors without pre-approval so long as the fee value for each contract does not exceed $500,000. During the year the scope of the permitted non-audit services contracted with the external auditors, such as tax compliance work, tax advice on proposed transactions and regulatory compliance work has been reduced.
Any other services must be specifically pre-approved. Under the guidelines, permitted services must not present a conflict of interest nor compromise the independence of the external auditor. The Committee has reviewed quarterly all engagements with the external auditors.
The following table sets out the fees paid by Royal Dutch Shell to the external auditors:

Auditors' remuneration [A]			$ million
	2006	2005	2004
Audit fees	52	47	41
Audit-related services [B]	5	22	17
Taxation services [C]	1	5	9
Other services	1	2	2

Total	59	76	69

[A]	Note 34 to the Consolidated Financial Statements on page 148 provides additional detail on auditors’ remuneration.

[B]	Fees for other services provided pursuant to legislation.

[C]	Fees primarily for tax compliance.
In 2006 the Audit Committee approved all of the aggregate fees set out in the table above.
NOMINATION AND SUCCESSION COMMITTEE
The members of the Nomination and Succession Committee are Jorma Ollila (Chairman – with effect from June 1, 2006), Lord Kerr of Kinlochard and Aarnout Loudon. Aad Jacobs retired on May 31, 2006. The Committee met five times during the year and Committee Members’ attendances are shown on page 79.
The Committee keeps under review the leadership needs of Royal Dutch Shell. It identifies and nominates suitable candidates for the Board’s approval to fill vacancies as and when they arise. The Committee also makes recommendations on who should be appointed chairman of the Audit Committee, the Remuneration Committee and the Social Responsibility Committee and, in consultation with the relevant chairman on the appointment of committee members. It makes recommendations on corporate governance guidelines for Royal Dutch Shell, monitors compliance with corporate governance requirements and makes recommendations on disclosures connected to corporate governance and its appointment processes.
During the year the Committee specifically handled a number of matters, including transition to the new Chairman, the succession to Sir Peter Burt and succession planning more generally. The Committee also undertook a review of Board committee terms of reference and supervised the Board, Board Committee and Director Performance Appraisal process.
REMUNERATION COMMITTEE
The members of the Remuneration Committee are Aarnout Loudon (Chairman), Sir Peter Job and Lord Kerr of Kinlochard. The Committee met five times during the year. Committee Members’ attendances are shown on page 79.
The Committee determines and agrees with the Board the remuneration policy for the Chairman, the Chief Executive and Executive Directors and within the terms of this policy, determines the individual remuneration package for the Chairman, the Chief Executive and the Executive Directors. The Committee also considers and advises on the terms of any contract to be offered to a Director. It monitors the remuneration for other senior executives and makes recommendations.
During the year, the Committee recommended individual remuneration packages for the Chief Executive, and, in consultation with the Chairman and the Chief Executive, other Executive Directors. The Committee also agreed with the Board performance targets for the remuneration of the Chief Executive and other Executive Directors.
Further information on the work of the Committee and details of the remuneration of all the Directors for the financial period ended December 31, 2006 are set out in the Directors’ Remuneration Report.
SOCIAL RESPONSIBILITY COMMITTEE
The members of the Social Responsibility Committee are Wim Kok (Chairman), Maarten van den Bergh and Nina Henderson. The Committee met four times during the year, and Committee Members’ attendance is shown on page 79.
The main role of the Committee is to review on behalf of the Board the Shell General Business Principles, the Shell Code of Conduct, the Health, Safety and Environment Policy, the principles relating to Sustainable Development and other major issues of public concern. The Committee does this by receiving reports and interviewing management on the Group’s overall HSE and social performance, on the Group’s annual performance against the Code of Conduct, on the management of social and environmental impacts at major projects and operations and on emerging social and environmental issues. It also provides input on and reviews the Shell Sustainability Report, including meeting face-to-face with an external report review committee.
In addition to regular meetings, the Committee also visits Shell locations, meeting with local staff and external stakeholders to understand first-hand the site’s operational performance, what relationships are like with the local

80 Royal Dutch Shell plc

community, with interested NGOs and with governments at the local and national levels, as relevant to the project. In particular, the Committee observes how the Group’s standards are being implemented in practice and where in its judgement there might be areas for increased focus. In 2006, it visited the Group’s natural gas projects in Corrib, Ireland and Pinedale, Wyoming, and the Motiva joint venture refinery in Port Arthur, Texas. It also visited New Orleans, Louisiana to see our contribution to the recovery of the city after the 2005 hurricanes. After each visit, the Committee reports its observations to the Executive Director responsible for that project or site and to the full Board.
The Committee reports on these topics and on its own conclusions and recommendations to executive management and the full Board.
Beginning in 2007, the Committee will meet four times a year at regular intervals. This is an increase from the historical calendar of two meetings a year (though there were two additional meetings in 2006) to provide sufficient time for thorough review of the broad scope and variety of topics that fall within the remit of the Committee.
BOARD EVALUATION
Performance evaluations of the Board, the Board Committees, the Chairman and each of the Directors were undertaken, as set out below:

Body to be evaluated	Method of Evaluation	Responsibility
Board [A]	Questionnaire completed by all Directors: Board discussion	Chairman
Board Committees	Questionnaire completed by all members: Committee discussion followed by Board discussion [B]	Relevant Committee Chairman
Chairman	Questionnaire completed by all Directors (except Chairman) [C]: Board discussion (without Chairman)	Deputy Chairman
Non-executive Directors	One-to-one interviews with the Chairman	Chairman
Chief Executive	One-to-one interview between the Chairman and the Chief Executive (following discussion with Non-executive Directors)	Chairman
Executive Directors	Interview between the Chief Executive and each Executive Director followed by discussion with the Chairman and the Non-executive Directors	Chief Executive

[A]	Includes overview of Board Committees.

[B]	Separate questionnaires were prepared for each of the Board Committees.

[C]	A separate questionnaire was prepared relating to the evaluation of the Chairman.

The full Board discussed the results of the evaluation of the Board and the Board Committees. The results of the evaluation of the Chairman, the Chief Executive and the Executive Directors were each discussed by the Non-executive Directors and the outcomes reported back to the Chairman, Chief Executive and Executive Directors respectively. The evaluation process is led by the Nomination and Succession Committee while the Deputy Chairman leads the evaluation of the Chairman.
SHAREHOLDER COMMUNICATIONS
The Board recognises the importance of two-way communication with its shareholders and, as well as giving a balanced report of results and progress at each AGM, the Company meets with, and responds to questions and issues raised by institutions and retail shareholders. Information about Group companies is available on the Shell website www.shell.com. Shareholders can contact the Company directly via a dedicated shareholder email address (royaldutchshell.shareholders@shell.com) or via a dedicated shareholder telephone as given on the inside back cover.
The Company’s Registrar, Lloyds TSB Registrars, operates an internet access facility for shareholders, providing details of their shareholdings at www.shareview.co.uk. Facilities are also provided for shareholders to lodge proxy appointments electronically. The Royal Dutch Shell Corporate Nominee provides a facility for investors to hold their shares in Royal Dutch Shell in paperless form. Shareholders may opt to receive communications from Royal Dutch Shell in electronic form instead of paper.
RESULTS PRESENTATIONS AND ANALYSTS MEETINGS
The quarterly and annual results presentations and all major analysts meetings are announced in advance on the Shell website and through a regulatory release. These presentations can be followed live via webcasting or tele-
conference. Other meetings with analysts or investors are not normally announced in advance, nor can they be followed by webcast or any other means. Discussions in such meetings are always limited to information already in the public domain. This is in line with the requirement to ensure that all shareholders and other parties in the financial market have equal and simultaneous access to information which may influence the share price of Royal Dutch Shell. The Chairman, the Deputy Chairman, the Chief Executive, the Chief Financial Officer and the Executive Vice-President Investor Relations of Royal Dutch Shell report regularly to Directors on the views of major shareholders.
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
CONTROLS AND PROCEDURES
The Board is responsible for the Group’s system of internal control and for reviewing its effectiveness and has delegated authority to the Audit Committee to assist it in fulfilling its responsibilities in relation to internal control and financial reporting.
A single overall control framework is in place which is designed to manage rather than eliminate the risk of failure to achieve business objectives, and only provides reasonable and not absolute assurance against material misstatement or loss. The Shell Control Framework applies to all wholly
Royal Dutch Shell plc 81

CORPORATE GOVERNANCE
owned Shell companies and to those ventures and other companies where Royal Dutch Shell, directly or indirectly, has a controlling interest.
The diagram below illustrates the Control Framework’s key components, Foundations, Organisation and Processes. In “Foundations” we state the objectives, principles and rules that underpin and establish boundaries for the Shell Group’s activities. “Organisation” sets out how the various legal entities involved relate to each other and how their business activities are organised and managed. “Processes” concerns the more material processes, including how authority is delegated, how strategy is set and plans are made and how performance and compliance are monitored, appraised and assured. All control activities relate to one or more of these components.
The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group, which has been in place throughout the year and up to the date of this report, is regularly reviewed by the Board and that it accords with the guidance for directors published in September 1999 (known as the Turnbull Guidance) and updated in October 2005.
The Group has a variety of processes for obtaining assurance on the adequacy of risk management and internal control. It has a structured process to identify and review risks to the achievement of Group objectives. The Executive Committee and the Audit Committee regularly consider Group-level risks and associated control mechanisms.
TREASURY AND TRADING
Group companies, in the normal course of their business, use financial instruments of various kinds for the purposes of managing exposure to currency, commodity price and interest rate movements.
The Group has treasury guidelines applicable to all Group companies and each Group company is required to adopt a treasury policy consistent with these guidelines. These policies cover financing structure, foreign exchange and interest rate risk management, insurance, counterparty risk management and derivative instruments, as well as the treasury control framework. Wherever possible, treasury operations are operated through Group-level specialist regional organisations, but without removing from each Group company the responsibility to formulate and implement appropriate treasury policies.
Debt financing is generally structured centrally on a floating rate basis and, except in special cases, further interest rate management is discouraged.
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
Certain Group companies have a mandate to trade natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products, and to use commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised. The Group’s exposure to substantial trading losses is therefore considered limited.
The Group measures its market risk exposure, i.e. potential loss on fair values, on its held-for-trading activities using value-at-risk (VAR) techniques. The held-for-trading activities include derivative instruments for natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products. The VAR techniques are based on variance/covariance or Monte Carlo simulation models and make a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period and within a 95% confidence level. The calculation of the range of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements.

2006				$ million
Value at risk	High	Low	Average	Year end
Oil Products and Chemicals	20.9	6.2	12.5	10.9
Gas & Power	16.4	4.4	9.1	9.2
Other than in exceptional cases, the use of external derivative instruments is generally confined to specialist oil and gas trading and central treasury organisations which have appropriate skills, experience, supervision, control and reporting systems.
Information on derivatives and other financial instruments and derivative commodity instruments is provided in Note 26 of the Consolidated Financial Statements and on pages 168 to 182 of this Report.
MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
As indicated in the certifications in Exhibits 12.1 and 12.2 of this report, the Group’s Chief Executive Officer and Chief Financial Officer have evaluated the Group’s disclosure controls and procedures as of December 31, 2006. Based on that evaluation, these officers have concluded that the Group’s disclosure controls and procedures are effective in ensuring that material information required to be in this annual report is made known to them on a timely basis.

82 Royal Dutch Shell plc

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF THE GROUP
Management, including the Group’s Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Group’s financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting with respect to the Group based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Royal Dutch Shell’s internal control over financial reporting with respect to the Group was effective as of December 31, 2006.
Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, was audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report beginning on page 101 of this Report.
THE TRUSTEE’S AND MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF THE ROYAL
DUTCH SHELL GROUP DIVIDEND ACCESS TRUST
The Trustee of the Royal Dutch Shell Group Dividend Access Trust is responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting. The Trustee and the Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Trustee and management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2006.
The Trustee’s and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, was audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on page 209 of this Report.
The Trustees and the Group’s Chief Executive Officer and Chief Financial Officer have evaluated the disclosure controls and procedures in respect of the Dividend Access Trust as of December 31, 2006. Based on that evaluation, these officers have concluded that the disclosure controls are effective in ensuring that material information required to be in this annual report in respect of the Trust is made known to them on a timely basis.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has not been any change in the internal controls over financial reporting of the Group or the Dividend Access Trust that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, such internal controls over financial reporting. The daily operations of the Dividend Access Trust are administered on behalf of the Group by Lloyd’s TSB Offshore Trust Company Limited, an established trustee services company. Material financial information of the Dividend Access Trust is included in the Consolidated Financial Statements of the Group and is therefore, subject to the same disclosure controls and procedures of the Group. See “Supplementary information – Control of registrant (unaudited)” and the Royal Dutch Shell Group Dividend Access Trust Financial Statements for additional information.
FURTHER INFORMATION
The following information is available on the Shell website www.shell.com/investor:
•	the Terms of Reference of the Audit Committee, Nomination and Succession Committee, Remuneration Committee and Social Responsibility Committee explaining their roles and the authority the Board delegates to them;

•	the full list of Matters reserved to the Board for decision;

•	Shell General Business Principles;

•	Shell Code of Conduct;

•	Code of Ethics for Executive Directors and Senior Financial Officers; and

•	Memorandum and Articles of Association.
Royal Dutch Shell plc 83

Directors’ Remuneration Report

This report outlines the remuneration policies for the Chief Executive, the Chief Financial Officer, and Executive Directors (collectively referred to as “Executive Directors”) and for the Non-executive Directors of Royal Dutch Shell.
It also details the individual remuneration of the Directors of Royal Dutch Shell for the year ended December 31, 2006.
The report follows Schedule 7A of the Companies Act 1985 and the UK Combined Code corporate governance requirements on Director’s remuneration. [A]
The Board has approved this report and it will be presented to shareholders for approval at the Annual General Meeting (AGM) on May 15, 2007.
This report contains the following sections:
•	The Remuneration Committee (“REMCO”);

•	Executive Directors’ remuneration;

•	Executive Directors’ contracts of service; and

•	Non-executive Directors.
EXECUTIVE SUMMARY
•	Individual salary increases for Executive Directors in 2006 varied by individual based on a combination of market-related considerations (see page 86).

•	2006 bonuses to Executive Directors are 120% of base pay (see page 87).

•	2006 conditional awards under the Long-Term Incentive Plan (LTIP) were 2.4 times base salary for the Chief Executive and 2.2 times base salary for the other Executive Directors. These levels have been retained for 2007 (see page 88).

•	As a result of Shell’s performance against its peers during 2004–2006, none of the performance shares awarded under the 2004 LTIP were released (see page 88).

•	REMCO approved revised target levels for the annual bonuses of the Executive Committee. From the current position of 100%, 2007 target bonuses for Executive Directors will be 110% of base salary. The Chief Executive’s bonus target has been differentiated from that of the Executive Directors, in line with the market trend, and will be 120% of base salary (see page 87).

•	During 2006 Executive Directors received a total compensation package comprising of salary, bonus, cash and other benefits (total emoluments) and realised gains on long-term incentives (through share options exercise and/or release of conditional performance shares and deferred bonus) as well as the value of the increase in their retirement entitlements.

[A]	Royal Dutch Shell relies on the New York Stock Exchange exemption for Foreign Private Issuers.
The actual total direct compensation of Executive Directors in office during 2006 is summarised below:

					€ [A]
	Jeroen van	Malcolm	Linda	Rob	Peter
	der Veer	Brinded	Cook	Routs	Voser
Total emoluments	3,694,211	2,411,346	2,261,234	2,169,168	2,048,441
Share option gains	286,843	–	584,257	287,643	–
Pension benefits [B]	1,458,000	56,162	1,087,034	276,000	498,498
Total compensation in euro	5,439,054	2,467,508	3,932,525	2,732,811	2,546,939
Total compensation in US dollar [A]	6,879,757	3,121,104	4,974,176	3,456,681	3,221,576
Total compensation in sterling [A]	3,707,551	1,681,985	2,680,620	1,862,830	1,736,130

[A]	Amounts converted at the applicable rate of exchange.

[B]	The value of the retirement benefits is based on transfer values displayed in the pensions table on page 95 under the heading: Transfer values of accrued benefits – increase in accrued pension over the year (excluding inflation) less Director’s contributions. Where appropriate, employer contributions to defined contribution plans have been included.
Details of each of the figures can be found in the following tables: Earnings of Executive Directors in office during 2006 (page 87), Long-Term Incentive Plan (page 89), Deferred Bonus Plan (page 90), Share options (page 91) and Pensions (page 95).
Data in all tables is converted from the currency in which it is set to euro, sterling and US dollar using one of average, year end closing or actual day rate of exchange, as appropriate.
DEAR SHAREHOLDER,
As the Chairman of the Remuneration Committee, I am pleased to present to you the Directors’ Remuneration Report of Royal Dutch Shell.
As expected 2006 was a year of consolidation. REMCO concentrated on embedding the remuneration philosophy developed during the Unification Transaction, with regular market testing and reviews of performance targets and outcomes. The Remuneration Committee is committed to maintaining a balanced competitive remuneration package for Executive Directors that is geared to performance in the longer term and aligned to the interests of shareholders.
During a year that saw renewed focus on the disclosure of executive remuneration, Royal Dutch Shell has sustained appropriate standards of disclosure. REMCO advocates a high level of transparency in the Directors’ Remuneration Report. This report reflects that commitment as demonstrated by our comments on our share award timing practices.
I look forward to meeting you at our AGM on May 15, 2007.
Aarnout Loudon
Chairman of the Remuneration Committee
March 6, 2007

84 Royal Dutch Shell plc

DIRECTORS’ REMUNERATION REPORT
The Remuneration Committee (REMCO)

CONSTITUTION
REMCO is presently made up of the following members, who are all currently independent Non-executive Directors according to the UK Combined Code Standards (see biographies on pages 72 and 73).
• Aarnout Loudon (Chairman of the Committee);
• Sir Peter Job; and
• Lord Kerr of Kinlochard.
REMCO met five times in 2006 with attendance shown below:

Director	Attendance
Aarnout Loudon	5/5
Sir Peter Job	5/5
Lord Kerr of Kinlochard	5/5
RESPONSIBILITIES
REMCO’s key responsibilities in respect of Executive Directors include:
•	agreeing performance frameworks, setting targets and reviewing performance;

•	determining their remuneration and benefits; and

•	determining contractual terms, including Shell’s liabilities relating to termination of such contracts.
REMCO also keeps informed of remuneration issues and employment conditions elsewhere in the Shell Group. The Committee monitors the structures and levels of remuneration for senior executives and makes recommendations. Such reviews take place periodically to ensure alignment and consistency with the Company’s remuneration objectives.
REMCO’s Terms of Reference are reviewed annually and updated, where necessary. You can find them on the Shell website www.shell.com/investor or you can ask the Company Secretary for copies. See inside back cover for details.
ADVISERS TO REMCO
During 2006 REMCO sought advice within Shell from Hugh Mitchell, Human Resources Director and Secretary to the Committee and from Michael Reiff, Head of Remuneration and Benefits. Jeroen van der Veer, Chief Executive, was invited by REMCO to provide further information to the Committee on the Shell Group Scorecard, the remuneration of senior executives, and the performance of the other Executive Directors.
REMCO appointed no external remuneration consultants during 2006. External market data from Towers Perrin supported decision making.
Royal Dutch Shell plc 85

DIRECTORS’ REMUNERATION REPORT
Executive Directors’ remuneration

OVERALL REMUNERATION PHILOSOPHY
The following principles underpin REMCO remuneration policies and decisions for Executive Directors:
PAY FOR PERFORMANCE
The remuneration structures for Executive Directors are designed to reward overall achievement of the Shell Group’s objectives, in a way which ensures that outstanding leadership and results are significantly rewarded.
Our commitment to this principle is clear: more than half an Executive Director’s target total direct compensation (excluding pension) is linked to performance and weighted to the long term. This proportion is consistent with market practice and the long-term nature of the Shell Group’s business.
2006 Pay mix for Executive Directors
COMPETITIVENESS
REMCO sets competitive total remuneration levels to attract, motivate and retain talented individuals. These levels are determined by reference to the practices of companies of comparable size, complexity and global scope. Pensions and other benefits are set in line with local market practices due to the range of national social security and tax regimes involved.
SHAREHOLDING
REMCO believes that Executive Directors should align their long-term interests with those of shareholders by holding an appropriate number of shares. Executive Directors can build up personal shareholdings through performance-related long-term incentive and deferred bonus plans and by personal funds.
CONSISTENCY
Shell’s base pay, annual bonus, and long-term incentive plans for Executive Directors are consistent in structure and performance measures with those for senior managers of the Shell Group. They make up a remuneration mix suitable to attract, retain and motivate people of the calibre needed to run an organisation of Royal Dutch Shell’s standing in the market.
COMPLIANCE
REMCO takes its decisions in the context of the Shell General Business Principles. REMCO ensures compliance with legal and corporate governance regulations in the UK and US and with applicable laws when designing and implementing policies and plans.
The remuneration policy and plans for the 2007 financial year and beyond, as well as the actual remuneration for the Executive Directors for 2006 are described below.
COMPENSATION – STRUCTURE
The Executive Directors’ compensation package is made up of: base pay, annual bonus, long-term incentives, i.e. Long-Term Incentive Plan and Deferred Bonus Plan awards, pension and other benefits.
Personal loans or guarantees are not granted to Executive Directors.
BASE PAY
Base pay is set at a competitive level, relevant to the scope and complexity of the roles of Chief Executive and Executive Director. It also reflects the reporting structure in the Executive Committee.
Up to and including a review by REMCO in 2006, base pay levels were set with reference to appropriate market levels as benchmarked against four comparator groups:
•	the major integrated oil companies (industry peers); and

•	the FTSE 20, the AEX 10 and the top 20 continental European companies in the FTSE Eurotop 100, based on market capitalisation (home market peers).
During 2006 a review of the comparator group resulted in a simplification consolidating the target companies in line with the philosophy to benchmark pay levels against companies of comparable size, complexity and scope. The revised comparator group has been reduced to a peer group comprising the oil majors (BP, Chevron, ExxonMobil and Total) and a single grouping of top European-based companies, including a selection of FTSE and AEX companies.[B] The outcome provides a balanced mix that retains an appropriate breadth of representation across industry sectors and geography.

[B]	Allianz	Diageo	Rio Tinto
	Anglo American	E.ON	Roche
	AstraZeneca	GlaxoSmithKline	Siemens
	AXA	HSBC	Unilever
	Barclays	Nokia	Vivendi
	BHP Billiton Deutsche Bank	Novartis Philips	Vodafone
Base pay levels are set in euro. REMCO reviews and adjusts these levels in line with market practice with effect from July 1 each year. In 2006 REMCO endorsed base pay increases to sustain competitive market positions, recognising normal market movements. The current base pay levels of the Chief Executive and the Executive Directors are seen below.

BASE PAY LEVELS
		As at July 1, 2005			As at July 1, 2006		2006 increase [A]
	€	£	$	€	£	$

Jeroen van der Veer	1,550,000	1,056,902	1,866,683	1,700,000	1,158,811	2,150,298	9.7%
Malcolm Brinded	1,050,000	715,966	1,264,527	1,075,000	732,778	1,359,747	2.4%
Linda Cook	850,000	579,592	1,023,665	935,000	637,346	1,182,664	10.0%
Rob Routs	925,000	630,732	1,113,988	955,000	650,979	1,207,962	3.2%
Peter Voser	850,000	579,592	1,023,665	935,000	637,346	1,182,664	10.0%

[A]	Increase percentages relate to the euro-based pay levels.
86 Royal Dutch Shell plc

ANNUAL BONUS
Executive Directors are eligible for an annual bonus as reward for achieving results that further Shell’s objectives. The annual bonus is determined by performance against the Shell Group Scorecard. This scorecard has financial, operational and sustainable development targets, all set as part of Shell’s annual planning process. The targets are stretching but realistic.
SHELL GROUP SCORECARD COMPONENTS

[A]	Primarily based on number of reported cases of work-related injury, but also including other Sustainable Development measures, details of which can be found in the Shell Sustainability Report.
At the end of the financial year, results are translated into an overall score between a minimum of zero and a maximum of two. Bonus awards are based on this score multiplied by the target bonus level. REMCO uses its judgement to make a final determination.
The target level of the 2006 bonus was 100% of base pay for all Executive Directors. Taking into account the result of the 2006 Shell Group Scorecard process, REMCO determined that the annual bonuses payable to Executive Directors for 2006 would be 120% of base pay.
The target levels for Executive Director bonuses for 2007 have been revised to 110% of base pay for Executive Directors, and 120% for the Chief Executive. These adjustments address market trends in total cash remuneration.
EXECUTIVE DIRECTORS’ 2006 EARNINGS
The following table shows the earnings of the Executive Directors in office during 2006.

EARNINGS OF EXECUTIVE DIRECTORS IN OFFICE DURING 2006 (The information in this table has been audited)	€

	Jeroen van der Veer			Malcolm Brinded			Linda Cook				Rob Routs			Peter Voser
	2006		2005	2006		2005	2006		2005		2006		2005	2006		2005
Salaries	1,625,000		1,525,000	1,062,500		1,041,454	885,112		834,294		940,000		912,500	892,500		822,099
Bonus [A]	2,040,000	[B]	1,937,500	1,290,000	[B]	1,312,500	1,122,000	[B]	1,062,500		1,146,000	[C]	1,156,250	1,122,000	[B]	1,062,500
Cash benefits	15,840	[D]	16,632	8,340	[E]	19,674	173,814	[F]	290,049	[G]	42,903	[H]	69,919	16,428	[I]	117,285

Total cash	3,680,840		3,479,132	2,360,840		2,373,628	2,180,926		2,186,843		2,128,903		2,138,669	2,030,928		2,001,884

Car benefit [J]	–		–	22,049		21,906	24,006		23,531		35,108		34,454	–		–
Other benefits [K]	13,371	[L]	5,114	28,457		2,301	56,302	[L]	43,691		5,157		5,114	17,513		3,856

Total emoluments in euro	3,694,211		3,484,246	2,411,346		2,397,835	2,261,234		2,254,065		2,169,168		2,178,237	2,048,441		2,005,740

Total emoluments in US dollar	4,672,739		4,331,484	3,050,066		2,986,152	2,860,192		2,802,170		2,743,740		2,707,903	2,591,035		2,479,632

Total emoluments in sterling	2,518,173		2,383,129	1,643,703		1,637,486	1,541,378		1,541,719		1,478,621		1,489,855	1,396,327		1,368,847

The aggregate amount of emoluments paid to or receivable by Executive Directors of Royal Dutch Shell and other Shell Group companies for services in all capacities during the fiscal year ended December 31, 2006, was €12,584,400 (2005: €12,320,123).

[A]	The annual bonus figures are shown in the table in their related performance year and not in the following year in which they are paid.

[B]	Of which 50% will be deferred under the Deferred Bonus Plan.

[C]	Of which 40% will be deferred under the Deferred Bonus Plan.

[D]	Includes a representation allowance, the employer’s contribution to a health insurance plan and a car allowance.

[E]	Includes a representation allowance and the employer’s contribution to a health insurance plan.

[F]	Includes a representation allowance, school fees, the employer’s contribution to a health insurance plan, and tax compensation and reimbursements.

[G]	The tax compensation amounts reported in 2005 have been revised downwards to reflect actual amounts payable.

[H]	Includes a representation allowance, the employer’s contribution to a health insurance plan and school fees.

[I]	Includes a representation allowance, the employer’s contribution to a health insurance plan, a car allowance and the balance of a settling-in allowance.

[J]	The car benefit is stated at the value employed by the Fiscal Authorities in the Netherlands for company-provided vehicles and based on the original purchase price.

[K]	Comprises social security premiums paid by the employer as well as a provision for company-provided transport for home to office commuting.

[L]	During their tenure with Shell Oil Company in the US, Jeroen van der Veer and Linda Cook received a one-time company-owned life insurance benefit, the incremental value of which is included.
Royal Dutch Shell plc 87

DIRECTORS’ REMUNERATION REPORT

LONG-TERM INCENTIVES
This section covers two programmes currently is use, namely: the Long-Term Incentive Plan (LTIP) and the Deferred Bonus Plan (DBP). Details are also given of outstanding share options under a prior share option plan.
Long-term incentives ensure a closer link between Executive Directors’ pay and the Shell Group’s performance compared to its peers. To this end relative Total Shareholder Return (TSR) is currently regarded as the performance test that most closely aligns the interests of Executive Directors with those of shareholders [A]. REMCO will assure itself that the underlying performance of the Shell Group is satisfactory before releasing any conditional performance shares to Executive Directors.
Where the oil major comparator group produces TSR results that are tightly clustered, REMCO will retain discretion to adjust the level of shares released. In so doing, it may also withhold all, or some, of the award if it considers that the performance of Royal Dutch Shell is inadequate. REMCO will base such judgements on the achievement of the annual Shell Group Scorecard targets excluding TSR over the performance period.
Our grant timing practice is that REMCO approves in advance an award date at the beginning of the next relevant open period [B]. An internal review conducted during 2006 confirmed that grant prices, including previously issued stock options [C], have at no time been set retro-actively.
Although the rules of these long-term incentive plans allow for dilution, existing share capital currently funds these plans.
With effect from January 1, 2007, the Dutch Corporate Income Tax denies deductibility of costs related to share plans. Plans based on share price but settled in cash are not affected by the law change. Implications for the existing share plans will be considered during 2007.
LONG-TERM INCENTIVE PLAN (LTIP)
Under the LTIP, an award of performance shares is made conditionally once a year. Awards will have a face value [D] between zero and two and a half times base pay. Awards are subject to performance over a period of at least three years after which they are released only if the performance condition is met and if the participant remains in employment during the performance period (subject to certain exceptions, including retirement).
The final value delivered to Executive Directors will depend on the TSR performance of Royal Dutch Shell relative to the other major integrated oil companies. The current schedule is as follows:

TSR rank	Final number of performance shares

1st	2 x award
2nd	1.5 x award
3rd	0.8 x award
4th or 5th	Nil

[A]	TSR is calculated using a 90 calendar day average of share prices around the beginning and end dates of the performance period.

[B]	At its meeting on January 31, 2006 REMCO (as the delegated authority of the RDS Board) approved an LTIP award to be made on February 3, 2006. The number of shares comprising the awards were established on February 3, 2006. At the same time in January, REMCO also endorsed the principle of making DBP awards for an award date of May 5, 2006. The value of these awards was subsequently confirmed at its meeting of March 7, 2006. For 2007, REMCO set the value for both LTIP and DBP awards on January 30, 2007 for a grant date of February 2, 2007.

[C]	Option prices were determined at market value using an average price over the five successive business days ending with and inclusive of the grant date, such averages being rounded up to the nearest euro, cent or penny as applicable.

[D]	The face value of the conditional performance share award is the number of shares multiplied by the share price at the time of the award.
During 2006 the Chief Executive was made a conditional award of performance shares under the LTIP with a face value of 2.4 times his base pay. The other Executive Directors were made a conditional award of performance shares with a face value of 2.2 times their base pay. The actual number of shares Executive Directors will receive in 2009 will depend on Royal Dutch Shell’s TSR performance over the period 2006 to 2008.
In 2004, Executive Directors were granted a conditional award of performance shares under the previous LTIP. The performance period was January 1, 2004 to December 31, 2006. As a result of Shell’s performance against its peers, REMCO decided in January 2007, that none of these shares be released. (For more details see the Long-Term Incentive Plan table on page 89).
For 2007 the level of the conditional performance awards has been retained at 2.4 times base pay for the Chief Executive and 2.2 times base pay for the Executive Directors.
DEFERRED BONUS PLAN (DBP)
The Deferred Bonus Plan encourages share ownership by allowing Executive Directors to invest part of their annual bonus in Royal Dutch Shell shares.
Under the Deferred Bonus Plan, Executive Directors can choose to invest up to 50% of their annual bonus in deferred bonus shares. For the 2006 financial year Executive Directors were required to defer a minimum of 25% of their bonus into deferred bonus shares.
Any dividends payable on these deferred bonus shares are accrued as dividend shares. Provided the Executive Director remains employed by Shell for three years following the year in which the bonus was earned, he or she will receive the value of one matching share for every four deferred bonus and dividend shares. REMCO determined that an element of guaranteed share-matching remains appropriate at this point to encourage share ownership. Additional performance-related matching shares can be earned depending on the performance of the TSR of Royal Dutch Shell against the other major integrated oil companies as follows:

TSR rank	Number of performance-related matching shares
(per every 4 deferred bonus shares)

1st	3
2nd	2
3rd	1
4th or 5th	Nil
The deferred bonus shares, dividend shares and matching shares are released three years after the end of the year in which the annual bonus was earned.
In February 2007 DBP awards were made to Executive Directors, including additional matching shares. (See also the Deferred Bonus Plan table on page 90 for more details).

88 Royal Dutch Shell plc

EXECUTIVE DIRECTORS’ LONG-TERM INCENTIVE INTERESTS
The tables below show the LTIP, the Deferred Bonus Plan, and the share options interests of the Executive Directors in office during 2006.

LONG-TERM INCENTIVE PLAN (LTIP) (The information in this table has been audited) [A]

		Performance					At Dec 31,
		shares	Dividend		Released/		2006
		conditionally	shares		(cancelled/		including
		awarded	accumulated		lapsed)		accumulated			Start of	End of	Expected value
	At Jan 1,	during	from grant		during		dividend	Market price at		performance	performance	of performance			Theoretical gains as at
	2006	the year	date	[B]	the year		shares	date of award	[C]	period	period	shares award		[D]	Dec 31, 2006		[E]

Royal Dutch Shell plc Class A shares								€				€	$		€	$

Jeroen van der Veer [F]
2006	–	137,168	5,272		–		142,440	27.12		1/01/06	31/12/08	3,389,921	4,093,367		–	–
2005	145,199	–	6,897		–		152,096	25.62		1/01/05	31/12/07	–	–		0	0
2004	126,422	–	13,804		(140,226	) [G]	–	20.65		1/01/04	31/12/06	–	–		0	0

Rob Routs [F]
2006	–	75,036	2,884		–		77,920	27.12		1/01/06	31/12/08	1,854,413	2,239,224		–	–
2005	79,430	–	3,773		–		83,203	25.62		1/01/05	31/12/07	–	–		0	0
2004	87,188	–	9,520		(96,708	) [G]	–	20.65		1/01/04	31/12/06	–	–		0	0

Peter Voser [F]
2006	–	68,952	2,650		–		71,602	27.12		1/01/06	31/12/08	1,704,055	2,057,665		–	–
2005	72,989	–	3,467		–		76,456	25.62		1/01/05	31/12/07	–	–		0	0

Royal Dutch Shell plc Class B shares								£				€	$		€	$

Malcolm Brinded [F]
2006	–	81,191	3,038		–		84,229	19.33		1/01/06	31/12/08	1,430,167	2,541,836		–	–
2005	87,381	–	4,033		–		91,414	18.40		1/01/05	31/12/07	–	–		0	0
2004	101,538	–	10,563		(112,101	) [G]	–	13.88		1/01/04	31/12/06	–	–		0	0

Peter Voser
2004	72,498	–	6,354		(78,852	) [H]	–	15.03		1/01/04	31/12/06	–	–		0	0

Royal Dutch Shell plc Class A – ADRs								$					$			$

Linda Cook [F]
2006	–	34,798	1,291		–		36,089	64.89		1/01/06	31/12/08	–	2,057,686		–	–
2005	36,507	–	1,687		–		38,194	63.46		1/01/05	31/12/07	–	–		0	0

[A]	Except for the values in the Expected value of the performance shares award and Theoretical gains columns, which are unaudited.

100% of the performance shares awarded post 2003 are subject to performance conditions. For the 2004 award, the performance target was linked to relative TSR over three years. TSR was measured relative to two separate groups of comparator companies. The first comparator group consisted of the FTSE 20 together with the AEX 10 as at January 1, 2004. The second comparator group consisted of the five major integrated oil companies. Half of each conditional award was tested against the first group and half against the second group. From 2005 the comparator group is limited to the five oil majors. Details of the 2006 LTIP conditions can be found on page 88.

Grant dates for the 2004, 2005 and 2006 awards were May 17, August 5 and February 2, respectively. On November 11, 2004 a special award was made to Peter Voser who was appointed during the year.

[B]	Dividend shares are performance related and accumulate each year at an assumed notional LTIP award of 100% and dividend payment at 100%. Where an award is made dividend shares will be awarded as if shares were held from the original date.

[C]	For awards made prior to 2005, the market price is based on the average share price over a period of five trading days prior to and including the day on which the share awards are made. For awards made in 2005 and 2006, the market price is the opening price at the day of award. The market price of Royal Dutch Shell plc Class A and B shares is established in euro and sterling, respectively.

[D]	The expected values of the conditional performance shares awards have been calculated on the basis of a Monte Carlo pricing model provided by Towers Perrin. Currently, the Monte Carlo model is considered the most appropriate way to value a plan with a relative market condition and therefore the preferred best practice. This model involves generating share prices and TSRs for each company in the peer group, based on dividend yield and volatility, taking into account the correlations between shares and dividends. It is used to define the probability for the shares to vest and establish share price growth associated with different ranking positions. The expected value is calculated as the value of the conditional award, discounted to reflect the probability of achieving various rankings and adjusted to reflect correlation between share price growth and TSR rankings. Risk of forfeiture is also taken into account. The expected value of the 2006 awards based on this approach is equal to 91% of the face value of the conditional awards.

[E]	Represents the value of the conditional shares awarded in previous years under the LTIP at the end of the financial year, which is calculated by multiplying the fair market value of the shares of Royal Dutch Shell, at December 31, 2006, by the number of shares under the LTIP that would vest based on the achievement of the performance condition as determined by TSR up to December 31, 2006.

[F]	On January 30, 2007, REMCO decided that in 2007, the Chief Executive be made a conditional award of performance shares under the LTIP with a face value of 2.4 times his base pay and the other Executive Directors be made a conditional award of performance shares under the LTIP with a face value of 2.2 times their base pay. On February 2, 2007, Jeroen van der Veer, Rob Routs and Peter Voser were awarded conditionally 156,202; 80,436 and 78,751 Royal Dutch Shell plc Class A shares, respectively. Malcolm Brinded was awarded conditionally 91,730 Royal Dutch Shell plc Class B shares and Linda Cook was awarded conditionally 39,378 Royal Dutch Shell plc Class A ADRs.

[G]	These conditional performance shares were awarded on May 7, 2004. The performance period for these conditional performance shares was January 1, 2004 to December 31, 2006. As a result of Shell’s performance against its peers, REMCO determined on January 30, 2007, to release zero shares.

[H]	These conditional performance shares were awarded on November 5, 2004. The performance period for these conditional performance shares was January 1, 2004 to December 31, 2006. As a result of Shell’s performance against its peers, REMCO determined on January 30, 2007, to release zero shares.
Royal Dutch Shell plc 89

DIRECTORS’ REMUNERATION REPORT

DEFERRED BONUS PLAN (DBP) (The information in this table has been audited)

		Deferred												Total number
	Total number	bonus			Market price		Dividend		Average					of shares
	of shares under	shares		Matching shares	of deferred		shares		market price				Released/	under award
	award as at	awarded		conditionally	bonus shares		accrued		of dividend		Share		(lapsed)	as at
	Jan 1,	during		awarded	and matching		during		shares paid		price at date		during	Dec 31,
	2006	the year	[A]	during the year	shares at award	[B]	the year	[C]	during the year	[D]	of release		the year	2006

Royal Dutch Shell plc Class A shares					€	[E]			€	[E]	€	[E]

Jeroen van der Veer
2006 award	–	35,459		8,865	27.32		1,301		25.83		–		–	45,625
2005 award	33,220	–		–	25.62		1,277		25.88		–		–	34,497
2003 award [F]	38,407	–		–	18.33		–		–		25.95		38,407

Malcolm Brinded
2003 award [G]	22,062	–		–	18.33		–		–		25.95		22,062

Peter Voser
2006 award	–	9,722		2,431	27.32		356		25.83		–		–	12,509

Royal Dutch Shell plc Class B shares					£	[E]			£	[E]	£	[E]

Malcolm Brinded
2006 award	–	23,046		5,762	19.54		829		17.90		–		–	29,637
2005 award	21,733	–		–	18.40		813		18.07		–		–	22,546
Awards made in 2003, 2005 and 2006 refer to the portion of the 2002, 2004 and 2005 annual bonus, respectively, which was deferred and the related accrued dividends and matching shares. Deferred bonus share awards resulting from deferral of the 2006 bonus were awarded in 2007 and disclosed below. There was no bonus paid with respect to the 2003 performance year, normally paid in 2004.
Deferred bonus share awards resulting from the deferral of their 2006 bonuses were made on February 2, 2007. Jeroen van der Veer, Malcolm Brinded, Linda Cook and Peter Voser elected to defer 50%. Rob Routs elected to defer 40% of his bonus. These elections resulted in share awards as follows:

		Deferred	Matching	Total number
		shares	shares	of shares awarded
Jeroen van der Veer	Royal Dutch Shell plc Class A shares	39,050	9,762	48,812
Malcolm Brinded	Royal Dutch Shell plc Class B shares	25,017	6,254	31,271
Linda Cook	Royal Dutch Shell plc Class ADRs	10,740	2,685	13,425
Rob Routs	Royal Dutch Shell plc Class A shares	17,550	4,387	21,937
Peter Voser	Royal Dutch Shell plc Class A shares	21,477	5,369	26,846

[A]	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), in which there is no beneficial ownership. The value of these deferred bonus shares is also included in the annual bonus figures in the Earnings of Executive Directors table on page 87.

[B]	For awards made prior to 2005, the market price was based on the average share price over a period of five trading days prior to and including the day on which the share awards are made. For awards made after 2005, the market price is the closing price at the day of award.

[C]	Representing dividends paid during the year on the number of shares equal to the deferred bonus shares awarded, and also matching shares on those dividend shares.

[D]	For awards made prior to 2005, the market price shown was the average at the date of the quarterly dividends paid during the year. For Royal Dutch Shell plc Class A shares, these were €25.78,€24.84,€26.20 and €26.73, respectively. For Royal Dutch Shell plc Class B shares, these were £18.49, £17.69, £18.33 and £18.24, respectively. For awards made from 2005, the market price was the share price at the day of award of the dividends. For Royal Dutch Shell plc Class A shares these were €26.06, €24.73, €26.04 and €26.71. For Royal Dutch Shell plc Class B shares these were €18.58, €17.58, €18.03 and €18.08, respectively.

[E]	The market price of Royal Dutch Shell plc Class A and B shares is established in euro and sterling, respectively.

[F]	The 2003 award of Jeroen van der Veer was awarded on March 4, 2003, and released on February 6, 2006, including 12,803 additional matching shares. The award was subject to Dutch withholding tax and the net number of shares delivered to him on February 15, 2006 was 19,339.

[G]	The 2003 award of Malcolm Brinded was awarded on March 4, 2003, and released on February 16, 2006, including 7,354 additional matching shares. The award was subject to Dutch and UK withholding tax and the net number of shares delivered to him on February 16, 2006 was 14,432.
90 Royal Dutch Shell plc

SHARE OPTIONS (The information in this table has been audited)

			Number of
			options
			exercised									Realised
	At Jan 1,		during	At Dec 31,			Exercisable		Realisable gains,			gains on share
	2006		the year	2006	Grant price	[A]	from date	Expiry date	as at Dec 31, 2006		[B]	options exercised

Options Royal Dutch Shell plc Class A shares					€				€	$		€	$

Jeroen van der Veer	81,700		40,000	41,700	20.58		22.12.01	21.12.08	256,083	337,061		286,843	365,731	[C]
	67,500		–	67,500	29.77		23.03.03	22.03.10	0	0		–	–
	80,000		–	80,000	31.30		26.03.04	25.03.11	0	0		–	–
	105,000		–	105,000	31.05		21.03.05	20.03.12	0	0		–	–
	300,000		–	300,000	18.41		19.03.06	18.03.13	2,494,500	3,283,316		–	–
	300,000		–	300,000	20.65		07.05.07	06.05.14	–	–		–	–

Malcolm Brinded	50,000		–	50,000	31.05		21.03.05	20.03.12	0	0		–	–
	230,000		–	230,000	18.41		19.03.06	18.03.13	1,912,450	2,517,209		–	–

Linda Cook	212,600		–	212,600	21.34		05.11.07	04.11.14	–	–		–	–

Rob Routs	40,000		40,000	–	20.58		22.12.01	21.12.08	0	0		287,643	366,751	[C]
	36,000		–	36,000	29.77		23.03.03	22.03.10	0	0		–	–
	50,000		–	50,000	31.05		21.03.05	20.03.12	0	0		–	–
	98,800		–	98,800	18.41		19.03.06	18.03.13	821,522	1,081,305		–	–
	100,132		–	100,132	20.48		19.08.06	18.08.13	625,324	823,066		–	–
	230,000		–	230,000	20.65		07.05.07	06.05.14	–	–		–	–

Options Royal Dutch Shell plc Class B shares					£				£	$		£	$

Malcolm Brinded	10,774		–	10,774	15.28		11.12.00	10.12.07	28,245	55,388		–	–
	39,996		–	39,996	12.63		22.12.01	21.12.08	210,642	413,069		–	–
	52,797		–	52,797	17.58		23.03.03	22.03.10	17,137	33,605		–	–
	4,022		–	4,022	19.59		13.11.03	12.11.10	0	0		–	–
	39,968		–	39,968	19.21		26.03.04	25.03.11	0	0		–	–
	229,866		–	229,866	13.89		07.05.07	06.05.14	–	–		–	–

Peter Voser	229,866		–	229,866	15.04		05.11.07	04.11.14	–	–		–	–

Options Royal Dutch Shell plc Class A ADRs					$					$			$

Linda Cook	13,087		13,087	–	54.31		05.03.99	05.03.08	–	–		–	163,752	[C]
	23,000		23,000	–	43.50		04.03.00	04.03.09	–	–		–	541,701	[C]
	45,000	[D]	–	45,000	52.08		01.03.01	01.03.10	–	841,950		–	–
	2,175	[D]	–	2,175	56.34		21.04.01	21.04.10	–	31,429		–	–
	43,750	[D]	–	43,750	60.75		08.03.02	07.03.11	–	439,250		–	–
	35,000	[D]	–	35,000	54.35		21.03.03	20.03.12	–	575,400		–	–
	70,500	[D]	–	70,500	40.64		19.03.04	18.03.13	–	2,125,575		–	–
Shell suspended share option grants in 2005 in favour of conditional share awards under the LTIP and the DBP (see page 88). The share options listed above relate to Royal Dutch Shell shares and have a 10 year term.
The euro-based options are not exercisable within three years of grant; the US dollar based options vest in equal tranches over three years.
The price range of the Royal Dutch Shell plc Class A shares listed at the Euronext Exchange during the year was €24.32 to €28.53 and the market price at the year end was €26.72. The price range of the Royal Dutch Shell plc Class B shares listed at the London Stock Exchange during the year was £16.86 to £20.71 and the market price at year end was £17.90. The price range of the Royal Dutch Shell plc Class A ADRs listed at the NYSE during the year was $60.17 to $72.38 and the market price at year end was $70.79.

[A]	The grant price is the average of the opening and closing share prices over a period of five trading days prior to and including the day on which the options are granted (not at a discount). The market price of Royal Dutch Shell plc Class A and B shares is established in euro and sterling, respectively.

[B]	Represents the value of unexercised share options granted in previous years at the end of the financial year, calculated by taking the difference between the grant price of the option and the fair market value of the shares of Royal Dutch Shell at December 31, 2006, multiplied by the number of shares under option at December 31, 2006. The actual gain realised, if any, will depend on the market price of the Royal Dutch Shell shares at the time of exercise.

[C]	The market prices of share options exercised during 2006 by Jeroen van der Veer, Rob Routs and Linda Cook were €27.75, €27.77 and $66.19, respectively.

[D]	During her employment with the Shell Group and prior to her appointment as Chief Executive Officer of Shell Canada Limited, Linda Cook was awarded US dollar-based options and Stock Appreciation Rights.
Royal Dutch Shell plc 91

DIRECTORS’ REMUNERATION REPORT

ALL-EMPLOYEE SHARE SCHEMES
Executive Directors are currently not eligible to participate in the Global Employee Share Purchase Plan or in any of the all-employee share plans in their home countries.
SHAREHOLDINGS
Executive Directors are expected to build up shareholdings to the value of two times their base pay over five years. Until the targets are met, they are required to retain 50% of the shares received through the release of LTIP awards and matching shares under the Deferred Bonus Plan granted in 2005 onwards. Once the targets have been met, they are required to hold the shares and maintain that level for the full period of their appointment as Executive Directors.
You can find details of Directors’ shareholdings on page 76.
PERFORMANCE GRAPHS
The graphs below compare, on the basis required by Schedule 7A of the Companies Act 1985, the TSR of Royal Dutch Shell and that of the companies comprising the Euronext 100 share index and the FTSE 100 share index. The first graph provides a comparison of Royal Dutch shares and subsequently Royal Dutch Shell plc Class A shares as listed at the Euronext Exchange over the five year period from 2002 to 2006 versus the Euronext 100 share index. The second graph presents a comparison of Royal Dutch Shell plc Class A shares as listed at the Euronext Exchange from July 20, 2005 to the Euronext 100 share index. The third graph shows the comparison for the Shell Transport shares and subsequently Royal Dutch Shell plc Class B shares as listed at the London Stock Exchange over the five year period from 2002 to 2006 versus the FTSE 100 share index. The fourth graph provides a comparison of Royal Dutch Shell plc Class B shares as listed at the London Stock Exchange from July 20, 2005 to the FTSE 100 share index. The Board regards the Euronext 100 and the FTSE 100 share indices as an appropriate broad market equity index for comparison, as they are the leading market indices in Royal Dutch Shell’s home markets.

92 Royal Dutch Shell plc

PENSION AND BENEFITS
PENSION POLICY
Retirement benefit arrangements for Executive Directors are based on local market practices and the overall value of the remuneration package necessary to attract and retain high-calibre individuals. Cost, affordability, sustainability, sharing of investment risks and local legislation are taken into account in the design and execution of these arrangements.
EXECUTIVE DIRECTORS’ PENSION PLANS
The Executive Directors are members of the plans as summarised in the table below. Under these arrangements only base pay is pensionable except in relation to Linda Cook. In line with standard US market practice, under the US plans Linda Cook’s annual bonus is also pensionable. Contribution rates for Executive Directors are the same as for other employees under these plans. Contributions to these funds are based on the advice of actuaries. Under the US defined benefit plans employee contributions are not required.

EXECUTIVE DIRECTOR	PENSION PLAN

Jeroen van der Veer
Rob Routs	The Stichting Shell Pensioenfonds (SSPF)

Malcolm Brinded	The Shell Contributory Pension Fund (SCPF) – for his past service in the UK
Shell Supplementary Pension Plan (SSPP) – for his past service in the UK
The Shell Overseas Contributory Pension Fund (SOCPF)
– for his past and current service outside the UK

Linda Cook	The Shell Pension Plan (SPP)
The US Senior Staff Pension Plan (US SSPP)
The Shell Provident Fund for US employees (SPF)
The Shell Pay Deferral Investment Fund for US
employees (SPDIF)
The Senior Executive Group Deferral Plan (SEGDP)
The Senior Staff Savings Fund (SSSF)

Peter Voser	The Shell Swiss Expatriate Pension Fund (SSEPF) is to be merged with the Pensionsfonds der Shell (Switzerland) (PFdSS)
The Board decided to depart from a policy of mandatory retirement at a particular age for Executive Directors. REMCO will agree retirement schedules with Executive Directors to retire as appropriate to plan effective executive leadership succession, taking into account applicable legislation and the individual’s preferences.
With effect from January 1, 2006, the SSPF plan was adjusted in line with legal requirements to make provision for the revised pensionable age of 65. Fiscal regulations no longer provide facilities for future accrual of pension benefits payable under age 65 except for employees born before 1950. Pension entitlements already accrued up to December 31, 2005 may be used for payments before age 65 without actuarial reduction.
In April 2006 the UK introduced new statutory limits on future tax-advantaged pension accrual for employees with UK pension benefits. The SSPP is an unfunded, employer sponsored retirement benefit scheme in which Malcolm Brinded participates in respect of growth in his past service entitlements with the SCPF. His SOCPF benefits remain unaffected by the UK legislation.
The pension plan of the SSEPF will be retroactively merged into the PFdSS backdated to January 1, 2006. The merger will have no impact on the benefits of the member, or on the contributions for the member or the sponsor. Changes to Swiss pension law introducing a cap on insured benefits from January 1, 2006 have led to a surplus in accrued rights for Peter Voser to the value of CHF 2,121,537. In order to continue to offer Peter Voser similar retirement benefits as the other Executive Directors, a supplementary pension plan will be established which will deliver the balance of pension in retirement.

Royal Dutch Shell plc 93

DIRECTORS’ REMUNERATION REPORT
These plans offer the following benefits:

		Plan retirement date		Surviving	Death-in-service	2006 employer	2006 employee
Pension plan	Plan type	for Executive Directors	Maximum pension	dependent benefit	benefit	contribution	contribution

SSPF	Defined Benefit	Target age 65, but staff may elect to retire from age 55, with actuarial reduction in benefit	Target after 40 years 2/3 of final pensionable salary, fiscal maximum of 100% if serving longer	Provision for 70% of actual or prospective pension	N/A (Lump sum of 2 x annual base pay provided by the company)	20%	2% of pensionable salary up to premium threshold and 8% above premium threshold

SCPF	Defined Benefit	June 30 following 60th birthday	2/3 of final remuneration (from April 6, 2006 limited to the Life-Time Allowance maximum or personal lifetime allowance)	60% of actual or prospective pension	Lump sum of 3 x annual pensionable base pay	17.7%	2% of relevant earnings < £30,000 and 6% of relevant earnings in excess of £30,000

SSPP	Defined Benefit (unfunded)	June 30 following 60th birthday	Provision of benefits in excess of the legally prescribed maxima that would otherwise be payable from the SCPF	Provision of dependent benefits in excess of the legally prescribed maxima that would otherwise be payable from the SCPF	Provision of death benefits in excess of the legally prescribed maxima that would otherwise be payable from the SCPF	N/A	N/A

SOCPF	Defined Benefit	June 30 following 60th birthday	No maximum; accrual is 1/54 x years of service x pensionable salary	60% of actual or prospective pension	Lump sum of 3 x annual pensionable base salary	55%	2% of relevant earnings ≤ £30,000 and 6% of relevant earning in excess of £30,000

SPP	Defined Benefit	Provisions allow for retirement at age 60	No maximum; accrual is 1.6% x years of service x average final compensation with early age discounts before age 60	Post retirement: 50% of actual. In service: 100% of prospective (with actuarial reduction)	N/A	Currently no funding required	N/A

US SSPP	Defined Benefit	N/A	No maximum. If eligible, up to a maximum of an additional 5 years of age and service	Post retirement: 50% of actual. In service: 100% of prospective (with actuarial reduction)	N/A	N/A	N/A

SPF	Savings plan	N/A	Dependent on total contributions and earnings in plan	Account balance	N/A	After 1 year of participation: 2.5%; after 6 years: 5%; after 9 years: 10%	Voluntary

SPDIF	Savings plan	N/A	Dependent on total contributions and earnings in plan	Account balance	N/A	N/A	Voluntary contributions up to $15,000 p.a.; higher if employee is 50 years of age or older

SEGDP	Savings plan	N/A	Dependent on total contributions and earnings in plan	Account balance	N/A	10% of pensionable earnings for amounts that exceed US regulation for employer contributions to SPF	Voluntary

SSSF	Savings plan	N/A	Dependent on total contributions and earnings in plan	Account balance	N/A	N/A	N/A

SSEPF	Defined Benefit	June 30 following 60th birthday	63% of final remuneration capped at CHF 774,000	70% of prospective pension	Lump sum of 2 x annual base pay provided by the company	10%	10%
94 Royal Dutch Shell plc

EXECUTIVE DIRECTORS’ PENSION INTERESTS
During 2006, Jeroen van der Veer, Malcolm Brinded, Linda Cook, Rob Routs and Peter Voser accrued retirement benefits under defined benefit plans. In 2006, Linda Cook also accrued retirement benefits under defined contribution schemes. Executive Directors accrued pension benefits during 2006 as detailed in the following table which is stated both in the local currency in which the interests are accrued and in US dollars. The transfer values are calculated using the cash equivalent transfer value method in accordance with Actuarial Guidance Note 11 (GN11).
The assumptions used to calculate transfer values from the relevant schemes under GN11 changed from January 1, 2006. While these assumptions impacted the 2005 accrued values for Malcolm Brinded this has no further impact on his subsequent valuations, nor on other Executive Directors.

PENSIONS (The information in this table has been audited)

Accrued pension
					Accrued pension
	At Dec 31, 2006		Increase over the year [A]		Increase over the year
					(excluding inflation) [A]
Thousands	€	$	€	$	€	$
Jeroen van der Veer	1,064.00	1,400.46	118.00	149.26	104.00	131.55
Rob Routs [B]	591.00	777.89	55.00	69.57	47.00	59.45
Thousands	£	$	£	$	£	$
Malcolm Brinded [C]	462.18	906.33	22.82	42.27	3.49	6.46
Thousands		$		$		$
Linda Cook [D]		789.43		210.59		195.89
Thousands	CHF	$	CHF	$	CHF	$
Peter Voser [E]	613.20	502.39	86.58	69.32	83.42	66.79

Transfer value of accrued benefits
					Transfer values of accrued benefits
								Increase in accrued
					Increase over			pension over the
					the year less			year (excluding inflation)
	At Dec 31, 2006		At Dec 31, 2005 [A]		Director’s contribution [A]			less Director’s contribution
Thousands	€	$	€	$	€	$		€	$
Jeroen van der Veer	15,757.00	20,739.71	13,406.00	15,889.53	2,225.00	2,814.36		1,458.00	1,844.20
Rob Routs [B]	8,543.00	11,244.48	7,778.00	9,218.92	694.00	877.83		276.00	349.11
Thousands	£	$	£	$	£	$		£	$
Malcolm Brinded [C]	10,760.90	21,102.12	7,832.10	13,526.94	2,885.80	5,345.08	[F]	38.30	70.94	[G]
Thousands		$		$		$			$
Linda Cook [D]		4,566.08		3,218.87		1,347.21			1,133.01
Thousands	CHF	$	CHF	$	CHF	$		CHF	$
Peter Voser [E]	6,279.78	5,145.02	5,185.10	3,948.97	1,026.50	821.96		786.08	629.44

[A]	Includes an accrued pension increase and a movement in the exchange rate between the euro, sterling, Swiss Franc and the US dollar over the period disclosed.

[B]	The pension values for Rob Routs are based on a planned retirement date of December 31, 2008.

[C]	Malcolm Brinded elected to have his benefits in the SCPF restricted to the lifetime allowance with any excess provided from an unfunded defined benefit scheme (SSPP). This promise of delivery is contained within the aggregate values presented in the table and is therefore not disclosed separately.

[D]	In respect of Linda Cook, the company contributed $238,430 to the Shell Provident Fund for US employees (SPF) and the Senior Executive Group Deferral Plan (SEGDP), both of which are defined contribution plans.

[E]	Peter Voser’s pension values exclude the Swiss salary cap ruling introduced from January 1, 2006, the impact of which has reduced his defined benefit pension from CHF 526,625 to CHF 311,148 as at January 1, 2006. The transfer value of the capped pension was CHF 3,063,563. To offset this reduction his individual savings account was credited with a lump sum contribution of CHF 2,121,537. As at December 31, 2006, his capped defined benefit pension is CHF 325,080 and the transfer value in respect of this benefit is CHF 3,313,280. The balance on his individual savings account has increased accordingly to CHF 2,206,399.

[F]	The increase in Malcolm Brinded’s transfer value over the year is attributed to changes in the underlying assumptions implemented by the Trustees of the SOCPF and SCPF on March 1, 2006. Amongst others, a revision to the mortality rates and lowered long-term discount rates increased his transfer value by approximately 22%.

[G]	The increase in accrued pension over the year is attributable largely to a below inflation salary increase.
Royal Dutch Shell plc 95

DIRECTORS’ REMUNERATION REPORT

BENEFITS AND PERQUISITES POLICY
Executive Directors’ occupational and other benefits as well as perquisites are established in line with those for senior executives and regular employees on the basis of local market practices. Executive Directors are not eligible for the life cycle savings scheme which was introduced for Shell employees working in the Netherlands on January 1, 2006. Personal loans or guarantees are not granted to Executive Directors. Executive Directors’ expenses are audited internally and reviewed by REMCO on a regular basis. In line with best practice an Expenses Policy was approved by REMCO during 2006.
2006 TOTAL COMPENSATION
Executive Directors’ remuneration policy and actual compensation decisions are based on the levels of target total direct compensation set by REMCO.
TARGET TOTAL DIRECT COMPENSATION
Target total direct compensation comprises base pay plus annual bonus plus the expected value of long-term incentives, and it excludes pension, benefits and perquisites. REMCO bases its policy and actual remuneration decisions on target total direct compensation levels that the Executive Directors are expected to receive if the expected values of each incentive are realised. The 2006 target total direct compensation levels are shown in the table below.
These numbers are used only to assist decision making. The actual amount of total compensation Executive Directors will realise in any year will depend on the Shell Group scorecard performance in the year under review. It will also depend on the performance and market price of the Royal Dutch Shell shares at the time of release of the LTIP and DBP awards at the end of the performance period of these awards. However, REMCO endorses these on-target levels of total direct compensation and the underlying expected performance of Executive Directors.

TARGET TOTAL DIRECT COMPENSATION OF EXECUTIVE DIRECTORS IN OFFICE AS AT JULY 1, 2006

	Base pay €	On-target bonus €	[A][B]	On-target LTIP €	[C]	On-target DBP €	[D]	Total €	Total $	Total £

Jeroen van der Veer	1,700,000	1,700,000		3,720,144		465,367		7,585,511	9,594,769	5,170,690

Malcolm Brinded	1,075,000	1,075,000		2,156,407		294,276		4,600,683	5,819,317	3,136,072

Linda Cook	935,000	935,000		1,875,573		255,952		4,001,525	5,061,453	2,727,653

Rob Routs	955,000	955,000		1,915,692		261,426		4,087,118	5,169,719	2,785,999

Peter Voser	935,000	935,000		1,875,573		255,952		4,001,525	5,061,453	2,727,653

[A]	Jeroen van der Veer, Malcolm Brinded, Linda Cook and Peter Voser have all chosen to defer 50% of their 2006 annual bonuses into the DBP. They will therefore expect to realise the full value in the column “On-target DBP” as stated above in their 2010 actual total compensation.

[B]	Rob Routs has chosen to defer 40% of his 2006 annual bonus into the DBP. He is expected therefore to realise 80% of the value in the column “On-target DBP” as stated above in his 2010 actual total compensation.

[C]	The expected values of the conditional performance shares awards under the LTIP have been calculated on the basis of a Monte Carlo pricing model provided by Towers Perrin (See footnote D on page 89). The expected value of the 2006 awards based on this approach is equal to 91% of the face value of the conditional awards.

[D]	The expected values of the conditional performance-related matching shares under the DBP have been calculated on the basis of a Monte Carlo pricing model provided by Towers Perrin. The expected value is calculated as the value of the conditional award, discounted to reflect the probability of achieving various rankings and adjusted to reflect correlation between share price growth and TSR rankings. Risk of forfeiture is also taken into account. The full expected value of the 2006 awards under the DBP, including the conditional performance-related matching shares, is equal to 27% of base pay.
96 Royal Dutch Shell plc

DIRECTORS’ REMUNERATION REPORT
Executive Directors’ contracts of service

CONTRACTS POLICY
Contracts for Executive Directors are governed by Dutch law. The contracts contain terms and conditions consistent with those of other Netherlands-based senior executives. The contracts end by notice of either party or automatically at retirement.
Standard Executive Director contracts do not contain predetermined settlements for early termination. REMCO will recommend terms and conditions for any situation that arises where a severance payment is appropriate, taking into consideration applicable law and corporate governance provisions. Temporary severance arrangements may be agreed to help the recruitment process if Executive Directors are appointed from outside the Shell Group.
EXECUTIVE DIRECTORS’ SERVICE CONTRACTS
Executive Directors of Royal Dutch Shell do not have a contract of service with Royal Dutch Shell. Jeroen van der Veer, Malcolm Brinded, Rob Routs and Peter Voser have employment contracts, effective from July 20, 2005, with Shell Petroleum N.V., Linda Cook’s contract, effective August 1, 2005, is with Shell Expatriate Employment US Inc. Under Dutch law, their contracts entitle them to the statutory notice period that applies for employees in the Netherlands. This is one month for an employee and up to a maximum of four months for the employer, depending on the duration of the employment contract concerned at the time of termination.
Jeroen van der Veer and Rob Routs stood for re-election at the Annual General Meeting (AGM) of 2006. To provide stability and continuity to the Downstream business strategy, Rob Routs’ contract was extended to December 31, 2008, when he will receive a lump sum payment representing the net present value of the difference in the pension accrued under the prevailing pension fund rules and the amount which he would have accrued by December 31, 2008 had he retired as originally scheduled, at age 60. For the purpose of calculating the transfer of benefits, the planned retirement date will revert to age 60.
Malcolm Brinded and Linda Cook will stand for re-election at the AGM of 2007 and Peter Voser at the AGM of 2008.
Peter Voser’s contract includes a temporary severance arrangement if before October 4, 2007 the following occurs: a company-initiated termination for reasons other than gross misconduct; his reporting relationships or executive finance leadership responsibilities substantially change to his detriment compared to the position as it was originally offered to him, without his prior consent; his annual base salary is decreased without agreement. In these circumstances, his severance pay would be equal to his gross annual base pay plus his most recent bonus, but in no event less than €1,500,000.
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
During 2006 Linda Cook received compensation for her services as a Director of Boeing in the form of deferred stock units at a value of $190,000. Under the rules of the Deferred Compensation Plan for Directors of the Boeing Company, these deferred stock units will not be distributed to her as Boeing shares until after her retirement or other termination of Boeing Board service.
Royal Dutch Shell plc 97

DIRECTORS’ REMUNERATION REPORT
Non-executive Directors

REMUNERATION POLICY
The Board determines the fees payable to Directors of Royal Dutch Shell, within a limit specified by the Articles of Association. The annual limit was set at £2,500,000 ($4,630,500). In 2006, the total amount of fees payable to Royal Dutch Shell Non-executive Directors was £1,208,109 ($2,241,776). The Board reviews Non-executive Directors’ remuneration levels periodically to ensure they are aligned with other major listed companies. Adjustments are made, where appropriate. Personal loans or guarantees are not granted to Non-executive Directors.
FEES
To date Non-executive Directors’ fees have been set in sterling. From 2007, the base currency will change from sterling to euro.
Where the fee level set for the Chairman of the Board was £500,000[A] ($926,100) in 2006, this will be €750,000 for 2007. All Non-executive Directors of Royal Dutch Shell are paid an annual fee of £70,000 ($129,654). The Senior Independent Director, Lord Kerr of Kinlochard, receives an additional fee of £30,000 ($55,566). For 2007 these fees will be €105,000 and €45,000, respectively.
Committee Chairman and Committee fees for 2006 and 2007 are shown in the table below. Non-executive Directors are paid an additional fee of £3,000 ($5,557) for any Board meeting involving intercontinental travel, although there will be no payment for one meeting per year requiring intercontinental travel, held in a location other than The Hague. From 2007 this fee will be €4,500 per trip.

FEES OF NON-EXECUTIVE DIRECTORS OF ROYAL DUTCH SHELL FOR 2006 AND 2007
	Additional annual Committee chairman's fee[B]					Additional annual member's fee

			2006	2007				2006	2007
Committee name	£	€	$	€		£	€	$	€
Audit Committee	25,000	36,659	46,305	37,500		15,000	21,995	27,783	22,500
Remuneration Committee	20,000	29,327	37,044	30,000		11,500	16,863	21,300	17,250
Social Responsibility Committee[C]	15,000	21,995	27,783	30,000	[C]	8,000	11,731	14,818	17,250	[C]
Nomination and Succession Committee	15,000	21,995	27,783	22,500	[A]	8,000	11,731	14,818	12,000
[A]	Mr. Ollila has the use of an apartment when on business in The Hague. He receives no additional payments for chairing the Nomination and Succession Committee.
[B]	The Chairman of a committee of the Board does not receive an additional fee for membership of that committee.
[C]	In December 2006, the Board approved a proposal to adjust the level of fees paid to members of the Social Responsibility Committee. Effective January 1, 2007, the fees for the Chairman and members will be €30,000 (£20,000) and €17,250 (£11,500), respectively. This adjustment reflects the increasingly demanding role of the Committee.
Executive Directors of Royal Dutch Shell do not receive any Directors’ fees.
The table below shows the earnings of the Non-executive Directors in office during 2006, in US dollar, euro and sterling, as appropriate.

EARNINGS OF NON-EXECUTIVE DIRECTORS OF ROYAL DUTCH SHELL IN OFFICE DURING 2006 (The information in this table has been audited)
	2006			2005

Royal Dutch Shell Non-executive Directors	£	€[A]	$	£	€	$
Maarten van den Bergh	77,858	114,219	144,473	72,144	106,082	129,818
Sir Peter Burt	31,716	46,528	58,852	70,278	103,338	127,090
Nina Henderson [B]	117,133	171,836	217,353	89,278	131,276	161,288
Aad Jacobs	61,895	90,802	114,853	101,921	149,867	182,885
Sir Peter Job	81,351	119,344	150,956	68,528	100,765	123,999
Lord Kerr of Kinlochard	119,282	174,989	221,341	87,528	128,703	157,556
Wim Kok	84,845	124,469	157,439	63,768	93,767	114,897
Nick Land [C]	42,725	62,679	79,281	–	–	–
Aarnout Loudon	97,821	143,506	181,518	73,177	107,601	131,825
Christine Morin-Postel	84,845	124,469	157,439	64,275	94,512	115,847
Jorma Ollila [D]	292,771	429,501	543,268	–	–	–
Lawrence Ricciardi	115,867	169,979	215,003	88,052	129,474	158,885

Total	1,208,109	1,772,321	2,241,776	778,949	1,145,385	1,404,090
[A]	RDS fees were set in sterling and paid quarterly in euros based on the average rate of exchange.
[B]	Nina Henderson rotated off of the Audit Committee from October 24, 2006. Her fee was adjusted accordingly.
[C]	Nick Land was appointed on July 1, 2006.
[D]	Jorma Ollila was appointed on June 1, 2006.
2005 values are an aggregate of fees received for the full year and include pre-unification fees received for services rendered while on the Boards of Royal Dutch and Shell Transport.
Aad Jacobs and Sir Peter Burt retired from the Board of Royal Dutch Shell on May 31, 2006 and May 16, 2006, respectively. During the year retiring or past Non-executive Directors did not receive any other payments on termination.
98 Royal Dutch Shell plc

DIRECTORS’ REMUNERATION REPORT
NON-EXECUTIVE DIRECTORS’ PENSION INTERESTS
Non-executive Directors do not accrue any retirement benefits as a result of their Non-executive directorships with Royal Dutch Shell. During his service as a Managing Director for the Shell Group, Maarten van den Bergh accrued retirement benefits under the Shell Petroleum Company Limited Managing Directors’ Pension Scheme. This is an unfunded defined benefit plan. The values of his pension benefits during 2006 are detailed in the following tables which are stated both in the local currency in which they are accrued and in US dollar. The transfer values are calculated using the cash equivalent transfer value method in accordance with GN11. Maarten van den Bergh currently receives a pension from this fund.

PENSIONS (The information in this table has been audited)
Accrued pension

					Increase over the year
	At Dec 31, 2006		Increase over the year[A]		(excluding inflation)[A][B]
Thousands	£	$	£	$	£	$

Maarten van den Bergh	44.58	87.42	1.30	2.40	(0.61)	(1.12)

Transfer values of accrued benefits

Increase in
accrued pension
					Increase over		over the year
					the year		(excluding inflation)
					less Director's		less Director's
	At Dec 31, 2006		At Dec 31, 2005[A]		contributions[A][B]		contributions[B]
Thousands	£	$	£	$	£	$	£ $

Maarten van den Bergh	984.90	1,931.39	987.40	1,705.35	(2.50)	(4.63)	(13.40)	(24.82)
[A]	Includes an accrued pension increase and a movement in the exchange rate between sterling and US dollar over the period disclosed.
[B]	The net increase in pension and transfer value excluding inflation are negative due to the price inflation for the year being higher than the 3% pension increase granted during the period.

APPOINTMENTS
In accordance with the Combined Code (see also page 78), Non-executive Directors are appointed for specified terms of office, subject to the provisions of the Articles of Association regarding their election and re-election at the Annual General Meetings. Non-executive Directors’ appointments are subject to three months’ notice and there is no compensation provision for early termination.
Jorma Ollila and Nick Land were appointed to the Board of Directors of Royal Dutch Shell plc with effect from June 1, 2006 and July 1, 2006, respectively. Their appointments will run until the close of business of the Annual General Meeting in 2009.
You can obtain a copy of the standard letter of appointment for Non-executive Directors from the Company Secretary.
COMPENSATION OF DIRECTORS AND
SENIOR MANAGEMENT
Royal Dutch Shell and companies of the Shell Group paid and/or accrued a total amount of compensation of $21,472,979 (2005: $19,487,628) for services in all capacities that Directors and Senior Management of Royal Dutch Shell provided during the fiscal year ended December 31, 2006. In addition Royal Dutch Shell and companies of the Shell Group accrued a total amount of $5,064,894 (excluding inflation), to provide pension, retirement and similar benefits for Directors and Senior Management of Royal Dutch Shell during the fiscal year ended December 31, 2006.
You can find biographies of the Directors and Senior Management on pages 72 to 73 and 185, respectively.
Signed on behalf of the Board
Michiel Brandjes
Company Secretary
March 7, 2007
Royal Dutch Shell plc 99

Reports of the Independent Auditors

REPORT ON THE ANNUAL REPORT AND ACCOUNTS
INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC
We have audited the Consolidated and Parent Company financial statements (the ‘‘Financial Statements’’) of Royal Dutch Shell plc for the year ended December 31, 2006. The Consolidated Financial Statements comprise the Consolidated Statement of Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements. The Parent Company Financial Statements comprise the Statement of Income, the Balance Sheet, the Statement of Changes in Equity and the Statement of Cash Flows and the related Notes to the Parent Company Financial Statements. The Financial Statements have been prepared under the accounting policies set out in the respective notes to the Financial Statements. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.
RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The directors’ responsibilities for preparing the Annual Report, the Directors’ Remuneration Report and the Financial Statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors’ Responsibilities.
Our responsibility is to audit the Financial Statements and the part of the Directors’ Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company’s members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the International Accounting Standards (IAS) Regulation. We report to you whether in our opinion the information given in the Directors’ Report is consistent with the financial statements. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
We review whether the Corporate Governance Statement reflects Royal Dutch Shell’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.
We read other information contained in the Annual Report and consider whether it is consistent with the audited Financial Statements. The other information comprises the Review of the year, the Operating and Financial Review, the Report of the Directors, the Corporate governance report, the unaudited part of the Directors’ Remuneration Report, the Supplementary Information, the Additional Shareholder Information and the Exhibits. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.
BASIS OF AUDIT OPINION
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Group’s and Parent Company’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Financial Statements and the part of the Directors’ Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements and the part of the Directors’ Remuneration Report to be audited.
OPINION
In our opinion:
•	the Financial Statements give a true and fair view, in accordance with International Financial Reporting Standards as adopted by the European Union, of the state of the Group’s and the Parent Company’s affairs as at December 31, 2006 and of the Group’s and the Parent Company’s income, changes in equity and cash flows for the year then ended;
•	the Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
•	the information given in the Directors’ Report is consistent with the Financial Statements.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
March 7, 2007
Notes
[A]	The maintenance and integrity of the Royal Dutch Shell plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

[B]	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Note that the report set out above is included for the purposes of Royal Dutch Shell’s Annual Report and Accounts only and does not form part of Royal Dutch Shell’s Annual Report on Form 20-F for 2006.

100 Royal Dutch Shell plc

REPORT ON THE ANNUAL REPORT ON FORM 20-F
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC
We have completed an integrated audit of Royal Dutch Shell plc’s December 31, 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its December 31, 2005 and December 31, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
CONSOLIDATED FINANCIAL STATEMENTS
In our opinion, the accompanying Consolidated Statement of Income and the related Consolidated Balance Sheet, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows present fairly, in all material respects, the financial position of Royal Dutch Shell plc and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 38 to the Consolidated Financial Statements.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Also, in our opinion, management’s assessment, included in the accompanying Corporate governance report as set out on page 83, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control –Integrated Framework” issued by the COSO.
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards and principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting standards and principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
London
March 7, 2007
Note that the report set out above is included for the purposes of Royal Dutch Shell’s Annual Report on Form 20-F for 2006 only and does not form part of Royal Dutch Shell’s Annual Report and Accounts for 2006.
Royal Dutch Shell plc 101

Royal Dutch Shell plc 103

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME			$ million
	NOTES	2006	2005	2004
Revenue	4	318,845	306,731	266,386
Cost of sales		262,989	252,622	223,259

Gross profit		55,856	54,109	43,127
Selling, distribution and administrative expenses		16,616	15,482	15,098
Exploration		1,562	1,286	1,809
Share of profit of equity accounted investments	13	6,671	7,123	5,015
Interest and other income	5	1,428	1,171	1,483
Interest expense	5	1,149	1,068	1,059

Income before taxation		44,628	44,567	31,659
Taxation	20	18,317	17,999	12,168

Income from continuing operations		26,311	26,568	19,491
Income/(loss) from discontinued operations	9	–	(307)	(234)

Income for the period		26,311	26,261	19,257

Income attributable to minority interest		869	950	717

Income attributable to shareholders of Royal Dutch Shell plc		25,442	25,311	18,540

EARNINGS PER SHARE (See Note 35)			$
		2006	2005	2004
Basic earnings per share		3.97	3.79	2.74
Continuing operations		3.97	3.84	2.77
Discontinued operations		–	(0.05)	(0.03)

Diluted earnings per share		3.95	3.78	2.74
Continuing operations		3.95	3.83	2.77
Discontinued operations		–	(0.05)	(0.03)

The Notes on pages 108 to 160 are an integral part of these Consolidated Financial Statements.
104 Royal Dutch Shell plc

CONSOLIDATED BALANCE SHEET			$ million
		Dec 31,	Dec 31,
	NOTES	2006	2005
Assets
Non-current assets
Intangible assets	11	4,808	4,350
Property, plant and equipment	12	100,988	87,558
Investments:
equity accounted investments	13	20,740	16,905
financial assets	14	4,493	3,672
Deferred tax	20	2,968	2,562
Pre-paid pension costs	21	3,926	2,486
Other	15	5,468	4,091

		143,391	121,624

Current assets
Inventories	16	23,215	19,776
Accounts receivable	17	59,668	66,386
Cash and cash equivalents	18	9,002	11,730

		91,885	97,892

Total assets		235,276	219,516

Liabilities
Non-current liabilities
Debt	19	9,713	7,578
Deferred tax	20	13,094	10,763
Retirement benefit obligations	21	6,096	5,807
Other provisions	22	10,355	7,385
Other	23	4,325	5,095

		43,583	36,628

Current liabilities
Debt	19	6,060	5,338
Accounts payable and accrued liabilities	24	62,556	69,013
Taxes payable	20	6,021	8,782
Retirement benefit obligations	21	319	282
Other provisions	22	1,792	1,549

		76,748	84,964

Total liabilities		120,331	121,592

Equity
Ordinary share capital	25	545	571
Treasury shares	28	(3,316)	(3,809)
Other reserves	29	8,820	3,584
Retained earnings		99,677	90,578

Equity attributable to shareholders of Royal Dutch Shell plc		105,726	90,924
Minority interest		9,219	7,000

Total equity		114,945	97,924

Total liabilities and equity		235,276	219,516

/s/ Peter Voser

Peter Voser
Chief Financial Officer, for and on behalf of the Board of Directors
March 7, 2007
The Notes on pages 108 to 160 are an integral part of these Consolidated Financial Statements.
Royal Dutch Shell plc 105

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY							$ million
	Equity attributable to shareholders of Royal Dutch Shell plc

	Ordinary	Preference	Treasury	Other	Retained		Minority	Total
	share capital	share capital	shares	reserves[A]	earnings	Total	interest	equity
At January 1, 2004	587	20	(3,428)	5,944	70,412	73,535	3,408	76,943

Currency translation differences	–	–	–	3,126	–	3,126	612	3,738
Unrealised gains/(losses) on securities	–	–	–	(350)	–	(350)	–	(350)
Unrealised gains/(losses) on cash flow hedges	–	–	–	31	–	31	(3)	28

Income/(expense) recognised directly in equity[A]	–	–	–	2,807	–	2,807	609	3,416

Income for the period	–	–	–	–	18,540	18,540	717	19,257

Total recognised income/(expense) for the period	–	–	–	2,807	18,540	21,347	1,326	22,673

Capital contributions from minority shareholders	–	–	–	–	–	–	843	843
Dividends paid[B]	–	–	–	–	(7,391)	(7,391)	(264)	(7,655)
Treasury shares: net sales/(purchases) and dividends received	–	–	(759)	–	–	(759)	–	(759)
Shares repurchased for cancellation	(3)	–	–	(1)	(773)	(777)	–	(777)
Share-based compensation	–	–	–	115	–	115	–	115

At December 31, 2004	584	20	(4,187)	8,865	80,788	86,070	5,313	91,383
IAS 32/39 transition[C]	–	(20)	–	823	(7)	796	–	796

At January 1, 2005 (after IAS 32/39 transition)	584	–	(4,187)	9,688	80,781	86,866	5,313	92,179

Currency translation differences	–	–	–	(4,449)	–	(4,449)	114	(4,335)
Unrealised gains/(losses) on securities	–	–	–	309	–	309	1	310
Unrealised gains/(losses) on cash flow hedges	–	–	–	(226)	–	(226)	(9)	(235)

Income/(expense) recognised directly in equity[A]	–	–	–	(4,366)	–	(4,366)	106	(4,260)

Income for the period	–	–	–	–	25,311	25,311	950	26,261

Total recognised income/(expense) for the period	–	–	–	(4,366)	25,311	20,945	1,056	22,001

Capital contributions from minority shareholders	–	–	–	–	–	–	954	954
Effect of Unification[D]	–	–	–	(1,929)	30	(1,899)	(30)	(1,929)
Dividends paid[B]	–	–	–	–	(10,556)	(10,556)	(293)	(10,849)
Treasury shares: net sales/(purchases) and dividends received	–	–	378	–	–	378	–	378
Shares repurchased for cancellation	(13)	–	–	13	(4,988)	(4,988)	–	(4,988)
Share-based compensation	–	–	–	178	–	178	–	178

At December 31, 2005	571	–	(3,809)	3,584	90,578	90,924	7,000	97,924

Currency translation differences	–	–	–	3,715	–	3,715	31	3,746
Unrealised gains/(losses) on securities	–	–	–	813	–	813	–	813
Unrealised gains/(losses) on cash flow hedges	–	–	–	143	–	143	7	150

Income/(expense) recognised directly in equity[A]	–	–	–	4,671	–	4,671	38	4,709

Income for the period	–	–	–	–	25,442	25,442	869	26,311

Total recognised income/(expense) for the period	–	–	–	4,671	25,442	30,113	907	31,020

Capital contributions from minority shareholders	–	–	–	–	–	–	1,601	1,601
Effect of Unification[D]	–	–	–	154	–	154	–	154
Dividends paid[B]	–	–	–	–	(8,142)	(8,142)	(289)	(8,431)
Treasury shares: net sales/(purchases) and dividends received	–	–	493	–	–	493	–	493
Shares repurchased for cancellation	(26)	–	–	26	(8,201)	(8,201)	–	(8,201)
Share-based compensation	–	–	–	385	–	385	–	385

At December 31, 2006	545	–	(3,316)	8,820	99,677	105,726	9,219	114,945

[A]	See Note 29.
[B]	See Note 30.
[C]	See Note 27.
[D]	See Note 29.
The Notes on pages 108 to 160 are an integral part of these Consolidated Financial Statements.
106 Royal Dutch Shell plc

CONSOLIDATED STATEMENT OF CASH FLOWS (See Note 31)	$ million
	2006	2005	2004

Cash flow from operating activities:
Income for the period	26,311	26,261	19,257
Adjustment for:
Current taxation	17,338	19,435	13,081
Interest (income)/expense	716	632	803
Depreciation, depletion and amortisation	12,615	11,981	12,845
(Profit)/loss on sale of assets	(571)	(1,313)	(3,087)
Decrease/(increase) in net working capital	(4,052)	(5,664)	(4,062)
Share of profit of equity accounted investments	(6,671)	(7,123)	(5,015)
Dividends received from equity accounted investments	5,488	6,709	4,190
Deferred taxation and other provisions	1,833	(1,515)	(1,007)
Other	(266)	(47)	292

Cash flow from operating activities (pre-tax)	52,741	49,356	37,297
Taxation paid	(21,045)	(19,243)	(10,760)

Cash flow from operating activities	31,696	30,113	26,537

Cash flow from investing activities:
Capital expenditure	(22,922)	(15,904)	(13,566)
Investments in equity accounted investments	(851)	(705)	(1,058)
Proceeds from sale of assets	1,611	2,310	5,142
Proceeds from sale of equity accounted investments	282	4,313	1,316
Proceeds from sale of/(additions to) financial assets	22	362	1,739
Interest received	997	863	463

Cash flow from investing activities	(20,861)	(8,761)	(5,964)

Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months	75	(956)	8
Other debt:
New borrowings	4,263	2,130	2,121
Repayments	(2,232)	(2,656)	(6,380)
Interest paid	(1,296)	(1,124)	(962)
Change in minority interest	1,434	1,143	812
Net issue/(repurchase) of shares	(8,047)	(4,988)	(777)
Dividends paid to:
Shareholders of Royal Dutch Shell plc	(8,142)	(10,556)	(7,391)
Minority interest	(289)	(293)	(264)
Payments to former Royal Dutch shareholders	–	(1,651)	–
Treasury shares: net sales/(purchases) and dividends received	493	378	(759)

Cash flow from financing activities	(13,741)	(18,573)	(13,592)

Currency translation differences relating to cash and cash equivalents	178	(250)	113

Increase/(decrease) in cash and cash equivalents	(2,728)	2,529	7,094
Cash and cash equivalents at January 1	11,730	9,201	2,107

Cash and cash equivalents at December 31	9,002	11,730	9,201

The Notes on pages 108 to 160 are an integral part of these Consolidated Financial Statements.
Royal Dutch Shell plc 107

Notes to the Consolidated Financial Statements
Notes to the Consolidated Financial Statements
1
BASIS OF PREPARATION
In 2005, Royal Dutch Shell plc (“Royal Dutch Shell”) became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former public parent companies of the Group (the “Unification”).
Immediately after the Unification each former Royal Dutch and Shell Transport shareholder who participated in the Unification held the same economic interest in Royal Dutch Shell as the shareholder held in the Group immediately prior to implementation of the Unification. Accordingly, the Unification has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of Royal Dutch, Shell Transport and the other companies comprising the Group.
The Consolidated Financial Statements of Royal Dutch Shell and its subsidiaries (collectively known as the “Shell Group”, “Group” or “Group companies”) have been prepared using the carry-over basis to account for the Unification and on the basis that the resulting structure was in place throughout the periods presented.
The Consolidated Financial Statements have been prepared in accordance with the provisions of the Companies Act 1985, Article 4 of the International Accounting Standards (IAS) Regulation and with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to Royal Dutch Shell, there are no material differences with IFRS as issued by the International Accounting Standards Board.
Prior to the Shell Group’s date of transition to IFRS of January 1, 2004 it prepared Consolidated Financial Statements in accordance with US Generally Accepted Accounting Principles (“US GAAP”). As part of the Group’s adoption of IFRS, certain elections were made under IFRS 1 “First-time Adoption of International Financial Reporting Standards” and, where applicable, these are described within Note 2 below.
The Consolidated Financial Statements have been prepared in accordance with those IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations issued and effective, or issued and early adopted, as at December 31, 2006. The accounting policies set out in Note 2 below have been consistently applied to all periods presented except, as explained in the Note, for those relating to the classification and measurement of financial instruments to the extent that IFRS differs from US GAAP. The Shell Group has taken the exemption available under IFRS 1 to apply IAS 32 and IAS 39 from January 1, 2005 and the impact on transition is described in Note 27.
The Consolidated Financial Statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities and other derivative contracts.
The preparation of financial information in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Shell Group’s accounting policies. The key accounting estimates and judgements are explained in Note 3 below. Actual results could differ from those estimates.
The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 7, 2007.

2
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
NATURE OF OPERATIONS AND SEGMENTAL REPORTING
The Shell Group is engaged in all principal aspects of the oil and natural gas industry, and also has interests in chemicals and additional interests in power generation and renewable energy (chiefly in wind and advanced solar energy). The Group conducts its business through five principal business segments, Exploration & Production, Gas & Power, Oil Products, Chemicals and Corporate and Other. These activities are conducted in more than 130 countries and territories.
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
Revenue resulting from the production of oil and natural gas properties in which the Shell Group has an interest with other producers is recognised on the basis of the Shell Group’s working interest (entitlement method). Gains and losses on derivative contracts and the revenue and costs associated with other contracts which are classified as held for trading purposes are reported on a net basis in the Consolidated Statement of Income. Purchase and sale of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock utilised in the Shell Group’s refinery operations are shown net in the Consolidated Statement of Income. Sales between Shell Group companies, as disclosed in the segment information, are based on prices generally equivalent to commercially available prices.
108 Royal Dutch Shell plc

Revenue is stated after deducting sales taxes, excise duties and similar levies.
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
[A] Recognition in the Consolidated Balance Sheet
Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recorded in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see “Provisions”) and certain development costs (see “Research and development”). Accounting for exploration costs is described separately below (“Exploration costs”). Intangible assets include goodwill, capitalised software costs and trademarks. Interest is capitalised, as an increase in property, plant and equipment, on capital projects during construction.
Property, plant and equipment and intangible assets are subsequently recognised at cost less accumulated depreciation (including any impairment).
[B] Depreciation, depletion and amortisation
Property, plant and equipment related to oil and natural gas production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful life is shorter than the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives which is generally 20 years for refineries and chemicals plants, 15 years for retail service station facilities, and major inspection costs are amortised over three to five years which represents the estimated period before the next planned major inspection. Property, plant and equipment held under finance leases are depreciated over the lease term.
Goodwill is tested for impairment annually. Other intangible assets are amortised on a straight-line basis over their estimated useful lives (for periods up to 40 years).
[C] Impairment
Other than properties with no proved reserves (where the basis for carrying costs in the Consolidated Balance Sheet is explained under “Exploration costs”), the carrying amounts of major Exploration & Production property, plant and equipment are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs to sell and value in use determined as the amount of estimated risk adjusted discounted future cash flows. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Assets held for sale are recognised at the lower of the carrying amount and fair value less cost to sell. No further provision for depreciation is charged on such assets.
Estimates of future cash flows used in the evaluation for impairment of assets related to hydrocarbon production are made using risk assessments on field and reservoir performance and include outlooks on proved reserves and unproved volumes, which are then risk-weighted utilising the results from projections of geological, production, recovery and economic factors.
Impairments, except those related to goodwill, are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.
Impairment charges and reversals are reported within depreciation, depletion and amortisation.
EXPLORATION COSTS
Shell Group companies follow the successful efforts method of accounting for oil and natural gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in property, plant and equipment, pending determination of proved reserves. Exploration wells that are more than 12 months old are expensed unless (a) proved reserves are booked, or (b) (i) they have found commercially producible quantities of reserves, and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future or other activities are being undertaken to sufficiently progress the assessing of reserves and the economic and operating viability of the project.
ASSOCIATED COMPANIES AND JOINT VENTURES
Investments in companies over which Shell Group companies have the right to exercise significant influence but not control are classified as associated companies and are accounted for on the equity basis. Interests in jointly controlled entities are also recognised on the equity basis. Interests in jointly controlled assets are recognised by including the Shell Group share of assets, liabilities, income and expenses on a line-by-line basis.
INVENTORIES
Inventories are stated at cost to the Shell Group or net realisable value, whichever is lower. Such cost is determined by the first-in first-out (FIFO) method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses and taxes.
DEFERRED TAXATION
Deferred taxation is provided using the liability method of accounting for income taxes based on provisions of enacted or substantively enacted laws at the balance sheet date. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the
Royal Dutch Shell plc 109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 2 CONTINUED
Consolidated Financial Statements or in the tax returns (temporary differences); deferred tax is not generally provided on initial recognition of an asset or liability in a transaction that, at the time of the transaction, affects neither accounting nor taxable profit.
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
EMPLOYEE BENEFITS
[A] Employee retirement plans
Retirement plans to which employees contribute and many non-contributory plans are generally funded by payments to independent trusts. Where, due to local conditions, a plan is not funded, a provision is made. Valuations of both funded and unfunded plans are carried out annually by independent actuaries.
For plans which define the amount of pension benefit to be provided, pension cost primarily represents the increase in actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.
Unrecognised actuarial gains and losses at the date of transition to IFRS have been recognised in the 2004 opening Consolidated Balance Sheet. The Shell Group recognises actuarial gains and losses that arise subsequent to January 1, 2004 using the corridor method. Under this method, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in income over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.
For plans where benefits depend solely on the amount contributed to the employee’s account and the returns earned on investment of these contributions, pension cost is the amount of contributions payable by Shell Group companies for the period.
[B] Retirement benefits other than pensions
Some Shell Group companies provide certain retirement healthcare and life insurance benefits to retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. These plans are not funded and a provision is made. Valuations of benefits are carried out by independent actuaries.
The expected costs of retirement benefits other than pensions are accrued over the periods employees render service to the Shell Group. Unrecognised gains and losses at the date of transition to IFRS have been recognised in the 2004 opening Consolidated Balance Sheet. The Shell Group recognises actuarial gains and losses that arise subsequent to January 1, 2004 using the corridor method.
[C] Share-based compensation plans
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
LEASES
Agreements under which Shell Group companies make payments to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and rewards of ownership are recorded at inception as finance leases within property, plant and equipment and debt. All other leases are recorded as operating leases and the costs are charged to income on a straight-line basis.
FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS
The Group adopted IAS 32 and IAS 39 with effect from January 1, 2005. Until the end of 2004, the Group accounted for financial instruments and other derivative contracts under US GAAP. Information for 2004 has not been restated and the resulting change in policy on transition, which is mainly restricted to unquoted securities with estimable fair values and to certain commodity contracts and embedded derivatives, is included in the description below. The impact on transition at January 1, 2005 is shown in Note 27.
[A] Financial assets
Investments: financial assets
Investments: financial assets comprise debt and equity securities.
Securities held to maturity
Securities held to maturity are recognised initially at fair value plus directly attributable transaction costs and subsequently carried at amortised cost.
110 Royal Dutch Shell plc

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
From January 1, 2005 this has resulted in certain unquoted equity securities being recognised at fair value. This change in accounting has no impact on the timing of recognition of income arising from these investments.
Securities forming part of a portfolio which is required to be held long-term are classified under investments.
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
[B] Financial liabilities
Debt and accounts payable are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost, except for fixed rate debt subject to fair value hedging.
Interest expense, other than interest capitalised, is accounted for in income using the effective interest method.
[C] Derivative contracts
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
A change in the fair value of a hedging instrument designated as a fair value hedge is taken to income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative designated as a cash flow hedge is recognised directly in equity until the actual cash flow occurs, at which point it is recognised in income; any ineffective portion is taken to income.
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
PROVISIONS
Provisions are liabilities where the timing or amount of future expenditure is uncertain. Provisions are recorded at the balance sheet date at the best estimate, using risk-adjusted future cash flows, of the present value of the expenditure required to settle the present obligation. Non-current amounts are discounted using the risk-free rate. Specific details for decommissioning and restoration costs and environmental remediation are described below. The carrying amount of provisions is regularly reviewed and adjusted for new facts or changes in law or technology.
Provisions for decommissioning and restoration costs, which are primarily in respect of oil and gas production facilities, are based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic life of the assets. The liability is recognised (together with a corresponding amount as part of the related property, plant and equipment) once an obligation (whether legal or constructive) crystallises in the period when a reasonable estimate can be made. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are reflected on a prospective basis.
Royal Dutch Shell plc 111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 2 CONTINUED
Provisions for environmental remediation resulting from ongoing or past operations or events are recognised in the period in which an obligation, legal or constructive, to a third party arises and the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Recognition of any joint and several liability is based upon Shell Group companies’ best estimate of their final pro rata share of the liability. Liabilities are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when virtually certain of realisation.
TREASURY SHARES
Shares in Royal Dutch Shell held by Shell Group Employee Share Ownership Trusts are not included in assets but, after deducting dividends received, are reflected at cost as a deduction from equity as treasury shares.
RESEARCH AND DEVELOPMENT
Development costs which are expected to generate probable future economic benefits are capitalised as intangible assets. All other research and development expenditure is charged to income as incurred, with the exception of that on buildings and major items of equipment which have alternative use.
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
NEW ACCOUNTING STANDARDS AND INTERPRETATIONS
Certain new accounting standards and interpretations are in issue which are not required to be adopted until after 2006 and which have not been adopted early by the Group.
IFRS 7 Financial Instruments: Disclosures requires changes in certain disclosures related to the Group’s financial instruments for the year ending December 31, 2007. Adoption will not affect the Group’s accounting policies. The Group already provides certain of the disclosures required and does not expect that adoption of this standard will have a significant impact on the presentation of its Consolidated Financial Statements.
IFRS 8 Operating Segments is effective from January 1, 2009, although early adoption by the Group is under consideration. The standard replaces IAS 14 Segment Reporting and converges with US GAAP. Adoption will simplify the way in which segment information is disclosed in the Consolidated Financial Statements as the Group currently complies with both IFRS and US GAAP requirements.

3
KEY ACCOUNTING ESTIMATES AND JUDGEMENTS
In order to prepare the Consolidated Financial Statements in conformity with IFRS, management of the Shell Group has to make estimates and judgements. The matters described below are considered to be the most important in understanding the judgements that are involved in preparing these statements and the uncertainties that could impact the amounts reported in the results of operations, financial condition and cash flows. Group accounting policies are described in Note 2.
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
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating
112 Royal Dutch Shell plc

methods. Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation, depletion and amortisation charges, and decommissioning provisions) that are based on proved reserves are also subject to change.
Proved reserves are estimated by reference to available reservoir and well information, including production and pressure trends for producing reservoirs and, in some cases, subject to definitional limits, to similar data from other producing reservoirs. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserves estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In general, changes in the technical maturity of hydrocarbon reserves resulting from new information becoming available from development and production activities have tended to be the most significant cause of annual revisions.
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
EXPLORATION COSTS
Capitalised exploration drilling costs more than 12 months old are expensed unless (a) proved reserves are booked, or (b) (i) they have found commercially producible quantities of reserves and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future or other activities are being undertaken to sufficiently progress the assessing of reserves and the economic and operating viability of the project. In making decisions about whether to continue to capitalise exploration drilling costs for a period longer than 12 months, it is necessary to make judgements about the satisfaction of each of these conditions. If there is a change in one of these judgements in a subsequent period, then the related capitalised exploration drilling costs would be expensed in that period, resulting in a charge to income. Information on such costs is given in Note 12.
IMPAIRMENT OF ASSETS
For oil and gas properties with no proved reserves, the capitalisation of exploration costs and the basis for carrying those costs on the balance sheet are explained above. For properties with proved reserves, the carrying amounts of major property, plant and equipment are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs to sell and value in use determined as the amount of estimated discounted future cash flows. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Impairments can also occur when decisions are taken to dispose of assets. Impairments, except those relating to goodwill, are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.
Estimates of future cash flows are based on management estimates of future commodity prices, market supply and demand, product margins and, in the case of oil and gas properties, the expected future production volumes. Other factors that can lead to changes in estimates include restructuring plans and variations in regulatory environments. Expected future production volumes, which include both proved reserves as well as volumes that are expected to constitute proved reserves in the future, are used for impairment testing because the Shell Group believes this to be the most appropriate indicator of expected future cash flows, used as a measure of value in use. Estimates of future cash flows are risk-weighted to reflect expected cash flows and are consistent with those used in Group companies’ business plans. A discount rate based on the Group’s marginal cost of debt is used in impairment testing. Expected cash flows are then risk-adjusted to reflect specific local circumstances or risks surrounding the cash flows. The Shell Group reviews the discount rate to be applied on an annual basis although it has been stable in recent years.
Asset impairments or their reversal will impact income, and amounts in 2006, 2005 and 2004 are given in Note 12.
The Shell Group has a portfolio of assets across a number of business lines and geographic regions. The factors that influence estimated future cash flows from assets also vary depending on the nature of the business activity in which those assets are used and geographical market conditions impacting the businesses in which assets are used. This wide business and geographic spread is such that it is not practicable to determine the likelihood or magnitude of impairments under different sets of assumptions. The assumption on future oil prices tends to be stable because the Group does not consider short-term increases or decreases in prices as being indicative of long-term levels. At the end of 2006 the estimated oil and gas prices used for impairment testing were lower than prices prevailing in the market at that time.
Royal Dutch Shell plc 113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 3 CONTINUED
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
Other provisions are recognised in the period when it becomes probable that there will be a future outflow of funds resulting from past operations or events which can be reasonably estimated. The timing of recognition requires the application of judgement to existing facts and circumstances, which can be subject to change.
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
In relation to decommissioning and restoration costs, the estimated interest rate used in discounting the cash flows is reviewed at least annually. The interest rate used to determine the balance sheet obligation at December 31, 2006 was 6%.
Information on provisions, including changes in 2006, 2005 and 2004 is given in Note 22.
As further described in Note 32, the Shell Group is subject to claims and actions. The facts and circumstances relating to particular cases are evaluated in determining whether it is “probable” that there will be a future outflow of funds and, once established, whether a provision relating to a specific litigation is sufficient. Accordingly, significant management judgement relating to contingent liabilities is required since the outcome of litigation is difficult to predict. Despite this uncertainty, actual payments related to litigation during the three years ended December 31, 2006 have not been material to the Group’s financial condition or results of operations.
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
EMPLOYEE RETIREMENT PLANS
Retirement plans are provided for regular employees of all major Group companies and generally provide defined benefits based on employees’ years of service and average/final pensionable salary. The plans are typically structured as separate legal entities managed by trustees.
The amounts reported for the Group’s employee retirement plans are disclosed in Note 21 and are calculated in accordance with IFRS. Under the IFRS methodology adopted by the Group (see Note 2), volatility in reported income is reduced as the methodology provides for unexpected changes in the amount of plan assets and benefit obligations (actuarial gains and losses) to be amortised over the average remaining employee work life rather than being immediately recognised in the Consolidated Financial Statements. The Group disclosures of the year-end marked-to-market values of plan assets and benefit obligations are subject to significant volatility as market values change.
Local trustees manage the pension funds and set the required contributions from Group companies based on independent actuarial valuation rather than the IFRS measures.
Pension cost reported by the Group primarily represents the increase in actuarial present value of the obligation for benefits based on employee service during the year and the interest on the obligation in respect of employee service in previous years, net of the expected return on plan assets. The calculations are sensitive to changes in the assumptions made regarding future outcomes, the principal ones being in respect of changes in pensionable salaries, demography (including mortality), the discount rate used to convert future cash flows to current values and the long-term return on plan assets. Substantial judgement is required in determining the assumptions. The assumptions used vary for the different plans but are determined under a common process in consultation with independent actuaries and in the light of local conditions. The weighted-average values used by the Group are given in Note 21. The assumptions are reviewed annually.
Assumptions for increases in pensionable salaries are based on historic outturns and management’s expectation. A change of one percentage point in the expected rate of increase for pensionable salaries would result in a change in the Group’s projected benefit obligation of approximately $2 billion and in the Group’s annual pension cost of approximately $300 million (pre-tax). For 2006 there was a small rise in the assumption for pensionable salary increases in respect of the Bermuda and the UK plans and a reduction in respect of the Netherlands plan, reflecting changes in the expectation for future movements in pensionable salary based on experience of actual awards in recent years.
Mortality assumptions are based on the latest available standard mortality tables for the individual countries concerned, adjusted where appropriate to reflect the experience of the Group. The assumptions for each country are reviewed each year and are adjusted where necessary to reflect changes in fund experience and actuarial recommendations. In 2006, mortality assumptions were upgraded in a number of countries such that the average male life expectancy at normal retirement age increased from 84 to 85. This resulted in an increase in the Group’s projected benefit obligation of approximately $700 million. The Group’s most substantial retirement benefit obligations are in the Netherlands, UK and USA and an increase of 1 year in the life expectancy assumed for all plan members in these countries would result in an increase in the Group’s projected benefit obligation of approximately $1 billion and in the Group’s annual pension cost of approximately $100 million (pre-tax).
114 Royal Dutch Shell plc

Discount rates used to calculate year-end benefit obligations are based on prevailing AA long-term corporate bond yields, chosen to match the duration of the relevant obligations. A change of one percentage point in the discount rate would result in a change in the Group’s projected benefit obligation of approximately $9 billion and in the Group’s annual pension cost of approximately $400 million (pre-tax). AA long-term corporate bond yields can be volatile. In 2006 AA corporate bond yields increased by 0.5% in the Eurozone and by 0.25% in the UK and the USA; these changes were reflected in the discount rates used.
Expected rates of return on plan assets are calculated based on a projection of real long-term bond yields and an equity risk premium which are combined with local inflation assumptions and applied to the actual asset mix of each plan. The amount of the expected return on plan assets is calculated using the expected rate of return for the year and the fair value of assets at the beginning of the year. A change of one percentage point in the expected rate of return on plan assets would result in a change in the Group’s annual pension cost of approximately $600 million (pre-tax). The actual return on plan assets is significantly dependent on investment performance. In 2006 expected returns were maintained at previous levels, approximately 7.1% on average. In 2006 the actual return on plan assets significantly exceeded the expected return, principally due to the strong performance of equity investments globally.

4
REVENUE
Revenue is stated after deducting sales taxes, excise duties and similar levies of $70,929 million in 2006, $72,277 million in 2005 and $72,370 million in 2004.

5
INTEREST AND OTHER INCOME AND INTEREST EXPENSE
[A] INTEREST AND OTHER INCOME

$ million
	2006	2005	2004
Interest income	997	863	463
Dividend income	220	171	153
Other income	211	137	867

Total	1,428	1,171	1,483

Other income in 2004 includes gains from the disposal of the Group’s interest in Sinopec of $0.3 billion and Fluxys and Distrigas of $0.5 billion.
[B] INTEREST EXPENSE

$ million
	2006	2005	2004
Interest incurred	1,296	1,124	962
Accretion expense (see Note 22)	417	371	304
Less: interest capitalised	(564)	(427)	(207)

Total	1,149	1,068	1,059

The capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation in 2006 was 4.0% (2005: 3.0%; 2004: 3.0%).

6
EMPLOYEES, DIRECTORS AND SENIOR MANAGEMENT COMPENSATION
[A] EMPLOYEE EMOLUMENTS

$ million
	2006	2005	2004
Remuneration	8,827	8,286	8,037
Social law taxes	712	681	691
Retirement benefits (see Note 21)	743	768	782
Share-based compensation (see Note 28)	462	376	285

Total	10,744	10,111	9,795

In addition to the above emoluments, there were redundancy costs in 2006 of $66 million (2005: $109 million; 2004: $491 million).
Royal Dutch Shell plc 115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 6 CONTINUED
[B] AVERAGE EMPLOYEE NUMBERS
Average employee numbers during the year by segment were:

thousands
	2006	2005	2004
Exploration & Production	19	18	16
Gas & Power	3	2	2
Oil Products	67	71	78
Chemicals	6	8	8
Corporate and Other	13	10	9

Total	108	109	113

[C] DIRECTORS AND SENIOR MANAGEMENT COMPENSATION

$ thousands
	2006	2005	2004
Short-term employee benefits[A]	15,917	14,361	10,801
Post-employment benefits[B]	2,125	4,278	1,034
Other long-term benefits[C]	4,105	2,350	838
Share-based payments[D]	13,879	5,111	3,691

Total	36,026	26,100	16,364

[A]	In addition to salaries and fees, this includes annual bonus (shown in the related performance year and not in the following year in which they are paid), cash benefits, car benefits, and other benefits such as Medicare contributions and social law taxes.

[B]	The amounts contributed by the Shell Group to pension funds. 2005 includes a one-off payment of $2.6 million made on behalf of Peter Voser to the Shell Swiss Expatriate Pension Fund.

[C]	The annual bonus deferred under the Deferred Bonus Plan.

[D]	Cost to the Group of Directors and Senior Management participation in share-based payment plans and realised gains on exercise of share options.
In 2004 and 2005, Directors and Senior Management comprised the Executive and Non-executive Directors of Royal Dutch Shell. In 2006, one member of Senior Management was appointed.
There were no termination benefits in 2006, 2005 and 2004.
Aggregate Directors’ emoluments in respect of qualifying services to Royal Dutch Shell are $18.2 million (2005: $7.9 million; 2004: nil) of which $11.7 million (2005: $4.6 million; 2004: nil) relates to emoluments receivable in respect of services to the Parent Company.

7
RESEARCH AND DEVELOPMENT
In 2006 $885 million (2005: $588 million; 2004: $553 million) was charged to cost of sales in respect of research and development costs.

8
DEPRECIATION, DEPLETION AND AMORTISATION
Depreciation, depletion and amortisation charges are included within the following expense headings in the Statement of Income:

$ million
	2006	2005	2004
Cost of sales	11,275	10,384	10,569
Selling, distribution and administrative expenses	1,176	1,472	1,593
Exploration	164	125	683

Total	12,615	11,981	12,845

9
DISCONTINUED OPERATIONS
In 2005 discontinued operations comprise Basell, a Chemicals joint venture entity (Group interest 50%) reported on an equity accounted basis, which was sold in that year.
No Group share of profit was reported in 2005 as the investment was held at estimated fair value less costs to sell. The loss from discontinued operations of $307 million comprises an additional impairment to reflect actual proceeds on sale. The impact on the Consolidated Statement of Cash Flows is included in proceeds from sale of equity accounted investments.
The loss from discontinued operations in 2004 comprises the Group share of profit of $119 million in respect of Basell, more than offset by an impairment charge of $353 million in order to reflect the carrying amount of this entity at estimated fair value less costs to sell.
116 Royal Dutch Shell plc

10
SEGMENT INFORMATION
[A] INFORMATION BY BUSINESS SEGMENT

$ million
							2006
	Exploration &	Gas &	Oil		Corporate
	Production	Power	Products	Chemicals	and Other	Eliminations	Total
Revenue
Third party	17,909	15,887	248,581	36,306	162		318,845
Intersegment	37,047	1,303	2,728	4,444	–	(45,522)	–

Total	54,956	17,190	251,309	40,750	162	(45,522)	318,845

Segment result	29,377	1,242	7,378	702	(1,021)		37,678
Share of profit of equity accounted investments	3,075	1,515	1,712	494	(125)		6,671
Interest and other income							1,428
Interest expense							1,149
Taxation							18,317

Income from continuing operations							26,311
Income/(loss) from discontinued operations							–

Income for the period							26,311

Dec 31, 2006
Segment assets	71,551	36,716	74,561	12,394	2,851		198,073
Equity accounted investments	6,595	3,949	7,242	2,454	500		20,740
Taxation, cash and financial asset investments							16,463

Total assets							235,276

Segment liabilities	17,000	25,518	37,459	5,081	3,264		88,322
Debt and taxation							32,009

Total liabilities							120,331

2006
Capital expenditure	16,638	1,977	3,363	821	297		23,096
New equity accounted investments	357	222	94	56	122		851
Depreciation, depletion and amortisation charge	9,008	289	2,580	668	70		12,615
of which:
Impairment losses	1	–	140	66	5		212
Impairment reversals	–	–	5	–	–		5

Royal Dutch Shell plc 117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 10 CONTINUED

$ million
							2005
	Exploration &	Gas &	Oil		Corporate
	Production	Power	Products	Chemicals	and Other	Eliminations	Total
Revenue
Third party	23,970	13,766	237,210	31,018	767		306,731
Intersegment	21,704	1,858	16,643	3,978	–	(44,183)	–

Total	45,674	15,624	253,853	34,996	767	(44,183)	306,731

Segment result	25,268	392	11,608	1,219	(1,146)		37,341
Share of profit of equity accounted investments	4,112	999	1,713	423	(124)		7,123
Interest and other income							1,171
Interest expense							1,068
Taxation							17,999

Income from continuing operations							26,568
Income/(loss) from discontinued operations	–	–	–	(307)	–		(307)

Income for the period							26,261

Dec 31, 2005
Segment assets	59,351	43,631	67,253	12,087	2,325		184,647
Equity accounted investments	5,152	2,947	6,173	2,330	303		16,905
Taxation, cash and financial asset investments							17,964

Total assets							219,516

Segment liabilities	14,280	34,333	36,298	4,997	2,406		92,314
Debt and taxation							29,278

Total liabilities							121,592

2005
Capital expenditure	10,858	1,568	2,810	387	293		15,916
New equity accounted investments	372	34	34	212	53		705
Depreciation, depletion and amortisation charge	8,277	290	2,622	599	193		11,981
of which:
Impairment losses	130	–	85	20	70		305
Impairment reversals	–	–	5	4	–		9

118 Royal Dutch Shell plc

$ million
							2004
	Exploration &	Gas &	Oil		Corporate
	Production	Power	Products	Chemicals	and Other	Eliminations	Total
Revenue
Third party	18,400	9,625	210,424	26,877	1,060		266,386
Intersegment	18,895	1,210	11,924	2,620	10	(34,659)	–

Total	37,295	10,835	222,348	29,497	1,070	(34,659)	266,386

Segment result	17,335	(200)	8,698	1,235	(848)		26,220
Share of profit of equity accounted investments	2,463	1,142	1,277	437	(304)		5,015
Interest and other income							1,483
Interest expense							1,059
Taxation							12,168

Income from continuing operations							19,491
Income/(loss) from discontinued operations	–	–	–	(199)	(35)		(234)

Income for the period							19,257

Dec 31, 2004
Segment assets	57,452	18,611	62,101	12,820	2,582		153,566
Equity accounted investments	5,120	3,619	6,177	3,952	322		19,190
Taxation, cash and financial asset investments							14,690

Total assets							187,446

Segment liabilities	12,165	10,834	31,933	5,001	3,145		63,078
Debt and taxation							32,985

Total liabilities							96,063

2004
Capital expenditure	8,699	1,357	2,761	529	220		13,566
New equity accounted investments	358	276	62	339	23		1,058
Depreciation, depletion and amortisation charge	7,698	903	3,357	695	192		12,845
of which:
Impairment losses	7	634	612	105	6		1,364
Impairment reversals	211	–	–	–	–		211

The statement of income information above is provided in accordance with IAS 14 “Segment Reporting”. Operating segment results are appraised by management on the basis of income including share of profit of equity accounted investments, certain interest and other income and interest expense and income from discontinued operations and after tax. This forms the basis of the discussion of segment earnings in the Operating and Financial Review (OFR).
The table below reconciles the IAS 14 segment results to the segment results used for management reporting. Management believes that the Segment earnings –OFR provides a more complete overview of other components that impact the earnings of business segments within the Group as it includes the share of profit of equity accounted investments as well as interest income/expense and taxes.

$ million
						2006
	Exploration &	Gas &	Oil		Corporate
	Production	Power	Products	Chemicals	and Other	Total
Segment result – IAS 14	29,377	1,242	7,378	702	(1,021)	37,678
Share of profit of equity accounted investments	3,075	1,515	1,712	494	(125)	6,671
Interest and other income	32	236	59	(2)	1,103	1,428
Interest expense	349	5	52	11	732	1,149
Taxation	16,940	338	1,972	119	(1,052)	18,317
Income/(loss) from discontinued operations	–	–	–	–	–	–

Segment earnings – OFR	15,195	2,650	7,125	1,064	277	26,311

Royal Dutch Shell plc 119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 10 CONTINUED

$ million
						2005
	Exploration &	Gas &	Oil		Corporate
	Production	Power	Products	Chemicals	and Other	Total
Segment result – IAS 14	25,268	392	11,608	1,219	(1,146)	37,341
Share of profit of equity accounted investments	4,112	999	1,713	423	(124)	7,123
Interest and other income	37	228	110	6	790	1,171
Interest expense	309	5	41	15	698	1,068
Taxation	14,870	41	3,408	335	(655)	17,999
Income/(loss) from discontinued operations	–	–	–	(307)	–	(307)

Segment earnings – OFR	14,238	1,573	9,982	991	(523)	26,261

$ million
						2004
	Exploration &	Gas &	Oil		Corporate
	Production	Power	Products	Chemicals	and Other	Total
Segment result – IAS 14	17,335	(200)	8,698	1,235	(848)	26,220
Share of profit of equity accounted investments	2,463	1,142	1,277	437	(304)	5,015
Interest and other income	167	733	89	(12)	506	1,483
Interest expense	262	–	28	13	756	1,059
Taxation	9,880	(140)	2,439	300	(311)	12,168
Income/(loss) from discontinued operations	–	–	–	(199)	(35)	(234)

Segment earnings – OFR	9,823	1,815	7,597	1,148	(1,126)	19,257

[B] INFORMATION BY GEOGRAPHICAL AREA

$ million
					2006
		Other		Other
		Eastern		Western
	Europe	Hemisphere	USA	Hemisphere	Total
Third party revenue	136,307	76,898	80,974	24,666	318,845
Segment assets at December 31:
Property, plant and equipment and intangible assets	30,138	40,679	19,603	15,376	105,796
Other	32,290	19,200	30,142	10,645	92,277

Total	62,428	59,879	49,745	26,021	198,073

Capital expenditure	4,481	10,099	2,926	5,590	23,096

$ million
					2005
		Other		Other
		Eastern		Western
	Europe	Hemisphere	USA	Hemisphere	Total
Third party revenue	122,684	61,388	101,308	21,351	306,731
Segment assets at December 31:
Property, plant and equipment and intangible assets	26,558	34,003	19,767	11,580	91,908
Other	30,802	15,054	35,270	11,613	92,739

Total	57,360	49,057	55,037	23,193	184,647

Capital expenditure	3,358	8,876	1,948	1,734	15,916

$ million
					2004
		Other		Other
		Eastern		Western
	Europe	Hemisphere	USA	Hemisphere	Total
Third party revenue	94,206	50,652	103,429	18,099	266,386
Segment assets at December 31:
Property, plant and equipment and intangible assets	32,399	27,885	20,815	11,347	92,446
Other	23,982	13,572	17,272	6,294	61,120

Total	56,381	41,457	38,087	17,641	153,566

Capital expenditure	3,235	7,186	1,903	1,242	13,566

120 Royal Dutch Shell plc

11
INTANGIBLE ASSETS

$ million
			2006
	Goodwill	Other	Total
Cost
At January 1, 2006	2,701	3,145	5,846
Capital expenditure	219	319	538
Sales, retirements and other movements	15	21	36
Currency translation differences	18	156	174

At December 31, 2006	2,953	3,641	6,594

Depreciation, depletion and amortisation
At January 1, 2006	17	1,479	1,496
Charge for the year	3	282	285
Sales, retirements and other movements	–	(76)	(76)
Currency translation differences	–	81	81

At December 31, 2006	20	1,766	1,786

Net book amount at December 31, 2006	2,933	1,875	4,808

$ million
			2005
	Goodwill	Other	Total
Cost
At January 1, 2005	2,691	3,093	5,784
Capital expenditure	12	267	279
Sales, retirements and other movements	27	(79)	(52)
Currency translation differences	(29)	(136)	(165)

At December 31, 2005	2,701	3,145	5,846

Depreciation, depletion and amortisation
At January 1, 2005	3	1,253	1,256
Charge for the year	14	308	322
Sales, retirements and other movements	–	(9)	(9)
Currency translation differences	–	(73)	(73)

At December 31, 2005	17	1,479	1,496

Net book amount at December 31, 2005	2,684	1,666	4,350

Goodwill relates primarily to the acquisition in 2002 of Pennzoil-Quaker State, which is in the Oil Products segment. In 2006, this goodwill of $2,096 million was tested for impairment on a value-in-use basis utilising a 6% nominal discount rate, an average 2.4% inflation rate and a 20-year forecast of risk-adjusted cash flow projections based on past experience and future expectations of volume, margins and cost which had been approved by management covering a five year period. Cash flows beyond the five year period were assumed to have a growth rate equal to the US inflation rate. A sensitivity analysis was performed by reducing the risk-adjusted cash flow projections (decrease in volumes, margins, and increase in costs) by 10% which did not lead to an impairment of goodwill.

12
PROPERTY, PLANT AND EQUIPMENT

$ million
					2006
		Manufacturing	Transportation
	Oil and gas	and	and	Marketing
	properties	processing	storage	and other	Total
Cost
At January 1, 2006	117,841	40,157	4,921	27,890	190,809
Capital expenditure	17,892	2,331	86	2,249	22,558
Sales, retirements and other movements	311	(617)	(139)	(3,763)	(4,208)
Currency translation differences	5,608	2,386	160	1,863	10,017

At December 31, 2006	141,652	44,257	5,028	28,239	219,176

Depreciation, depletion and amortisation
At January 1, 2006	63,297	22,760	1,967	15,227	103,251
Charge for the year	9,084	1,776	211	1,259	12,330
Sales, retirements and other movements	(1,913)	(280)	(131)	(1,821)	(4,145)
Currency translation differences	3,966	1,542	109	1,135	6,752

At December 31, 2006	74,434	25,798	2,156	15,800	118,188

Net book amount at December 31, 2006	67,218	18,459	2,872	12,439	100,988

Royal Dutch Shell plc 121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 12 CONTINUED

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

The net book amount at December 31, 2006 includes $25,908 million (2005: $18,757 million) of assets in the course of construction. Oil and gas properties at December 31, 2006 include rights and concessions of $13,177 million (2005: $9,865 million). Contractual commitments for capital expenditure at December 31, 2006 amounted to $11.4 billion (2005: $2.6 billion). Shell Canada acquired BlackRock Ventures Inc. during 2006 for a total consideration of $2.2 billion. As a result, the cost of property, plant and equipment within oil and gas properties increased by $2.8 billion. Goodwill of $0.2 billion arose on this acquisition and is included in intangible assets (Note 11). Oil and gas properties comprises Exploration & Production and Gas & Power activities.
The depreciation, depletion and amortisation charge for the year includes:

				$ million
					2006
		Manufacturing	Transportation
	Oil and gas	and	and	Marketing
	properties	processing	storage	and other	Total
Impairment losses	3	145	4	57	209
Impairment reversals	3	–	–	2	5

$ million
					2005
		Manufacturing	Transportation
	Oil and gas	and	and	Marketing
	properties	processing	storage	and other	Total
Impairment losses	130	28	2	123	283
Impairment reversals	–	4	–	5	9

$ million
					2004
		Manufacturing	Transportation
	Oil and gas	and	and	Marketing
	properties	processing	storage	and other	Total
Impairment losses	641	241	76	398	1,356
Impairment reversals	211	–	–	–	211

There were no individually significant impairments in 2006 and 2005. In 2004 there were impairment charges of $609 million in Oil Products related to the deterioration in the local operating environment for certain refinery assets and the writing down to expected proceeds of marketing assets held for sale and $634 million in Gas & Power related to tolling agreements, mainly because it was considered that the current over-capacity would take longer to be absorbed than previously envisaged, exacerbated somewhat by slower deregulation. In 2004 there were also reversals of previous impairments in Exploration & Production of $211 million as a result of an upward revision in expected long-term prices. All amounts were reported in cost of sales.
The net book amount at December 31 includes assets held under finance leases of:

$ million
					2006
		Manufacturing	Transportation
	Oil and gas	and	and	Marketing
	properties	processing	storage	and other	Total
Cost	3,631	316	334	581	4,862
Depreciation, depletion and amortisation	1,233	89	33	179	1,534

Net book amount	2,398	227	301	402	3,328

122 Royal Dutch Shell plc

$ million
					2005
		Manufacturing	Transportation
	Oil and gas	and	and	Marketing
	properties	processing	storage	and other	Total
Cost	3,247	227	336	412	4,222
Depreciation, depletion and amortisation	1,099	62	23	170	1,354

Net book amount	2,148	165	313	242	2,868

Exploration and evaluation assets, which mainly comprise unproved properties (rights and concessions) and capitalised exploration drilling costs, included within the amounts shown above for oil and gas properties are as follows:

$ million
	2006	2005
Cost
At January 1	4,386	4,307
Capital expenditure	4,649	1,252
Sales, retirements, currency translation differences and other movements	(72)	(1,173)

At December 31	8,963	4,386

Depreciation, depletion and amortisation
At January 1	1,439	1,451
Charge for the year	164	128
Sales, retirements, currency translation differences and other movements	30	(140)

At December 31	1,633	1,439

Net book amount at December 31	7,330	2,947

Capitalised exploration drilling costs are as follows:

$ million
	2006	2005
At January 1	832	771
Capital expenditure (additions pending determination of proved reserves)	1,182	480
Amounts charged to expense	(72)	(220)
Reclassifications to productive wells on determination of proved reserves	(228)	(301)
Other movements, including acquisitions, disposals and currency translation differences	(6)	102

At December 31	1,708	832

There were $540 million exploration drilling costs at December 31, 2006 capitalised for periods greater than one year, representing 52 wells. Information by year of expenditure is as follows:

	$ million	Number of wells
2000	21	1
2001	20	2
2002	66	6
2003	97	9
2004	122	13
2005	214	21

Total	540	52

These costs remain capitalised for more than one year because, for the related projects, either (a) firm exploration/exploratory appraisal wells were executed in 2006 and/or are planned in the near future, and/or (b) firm development activities are being progressed with a final investment decision expected in the near future.
Royal Dutch Shell plc 123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
13
RELATED PARTIES: ASSOCIATED COMPANIES AND JOINT VENTURES
[A] INFORMATION ON THE GROUP SHARE OF INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

$ million
	2006			2005			2004
		Jointly			Jointly			Jointly
	Associated	controlled		Associated	controlled		Associated	controlled
	companies	entities	Total	companies	entities	Total	companies	entities	Total
Revenue	25,532	36,201	61,733	21,393	36,172	57,565	15,320	30,726	46,046
Cost of sales	22,127	23,760	45,887	18,063	22,824	40,887	11,897	21,814	33,711
Gross profit	3,405	12,441	15,846	3,330	13,348	16,678	3,423	8,912	12,335
Other expenses (including taxation)	1,460	7,715	9,175	1,355	8,200	9,555	1,401	5,919	7,320

Income for the period	1,945	4,726	6,671	1,975	5,148	7,123	2,022	2,993	5,015

$ million
	Dec 31, 2006			Dec 31, 2005
		Jointly			Jointly
	Associated	controlled		Associated	controlled
	companies	entities	Total	companies	entities	Total
Current assets	7,661	6,348	14,009	8,263	3,262	11,525
Non-current assets	18,779	9,947	28,726	14,123	9,964	24,087

Total assets	26,440	16,295	42,735	22,386	13,226	35,612

Current liabilities	5,922	4,157	10,079	5,731	1,724	7,455
Non-current liabilities	6,718	5,198	11,916	5,270	5,982	11,252

Total liabilities	12,640	9,355	21,995	11,001	7,706	18,707

Total assets less total liabilities	13,800	6,940	20,740	11,385	5,520	16,905

Shares	12,445	6,937	19,382	10,067	5,518	15,585
Loans (of a long-term investment nature)	1,355	3	1,358	1,318	2	1,320

Income for 2005 for jointly controlled entities included gains of $1,699 million from the disposal of certain operations in the Netherlands.
At December 31, 2006 the Group had capital commitments of $5,443 million (2005: $3,666 million; 2004: $1,629 million) in respect of its joint ventures.
[B] THE GROUP’S MAJOR INVESTMENTS IN ASSOCIATED COMPANIES AND JOINT VENTURES AT DECEMBER 31, 2006

					Fair value [A]
Segment	Name	Description	Country of incorporation	Group interest	($ million)
Exploration & Production
	Aera	Jointly controlled entity	USA	52%
	Brunei Shell	Jointly controlled entity	Brunei	50%
	NAM	Jointly controlled entity	The Netherlands	50%
	Woodside	Associated company	Australia	34%	6,885

Gas & Power
	Nigeria LNG	Associated company	Nigeria	26%
	Oman LNG	Associated company	Oman	30%

Oil Products
	Motiva	Jointly controlled entity	USA	50%
	Deer Park	Jointly controlled entity	USA	50%
	Saudi Arabia Refinery	Associated company	Saudi Arabia	50%
	Showa Shell	Associated company	Japan	35%	1,479

Chemicals
	CNOOC and Shell Petrochemicals (Nanhai)	Jointly controlled entity	China	50%
	Infineum	Jointly controlled entity	The Netherlands	50%
	Saudi Petrochemical	Jointly controlled entity	Saudi Arabia	50%

[A]	This represents the unit share price on December 31, 2006, multiplied by the number of shares held by Group companies, for those associated companies which are listed on a recognised stock exchange.
All shareholdings in the above entities are in ordinary shares or the equivalent.
124 Royal Dutch Shell plc

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
[C] TRANSACTIONS BETWEEN GROUP COMPANIES AND EQUITY ACCOUNTED INVESTMENTS
Transactions between Group companies and equity accounted investments mainly comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

$ million
	2006	2005	2004
Charges to equity accounted investments	25,815	22,122	13,979
Charges from equity accounted investments	21,820	19,266	13,833

Balances outstanding at December 31, 2006 and 2005 in respect of the above transactions are shown in Notes 15, 17 and 24.

14
INVESTMENTS: FINANCIAL ASSETS

$ million
	Dec 31, 2006	Dec 31, 2005
Available-for-sale	4,393	3,572
Held to maturity	100	100

Total	4,493	3,672

Available-for-sale securities at December 31, 2006 comprise $3,924 million of equity securities (2005: $3,109 million) and $469 million of debt securities (2005: $463 million). This includes a portfolio amounting to $1,344 million (2005: $1,200 million), required to be held long-term by the Group insurance companies as security for their activities.
Available-for-sale equity securities at December 31, 2006 include $298 million (2005: $353 million) recognised at cost because their fair value cannot be reliably measured since these are unquoted securities with no regular dividend flows.
The following tables give details of available-for-sale debt securities held by Group companies at December 31 by year of maturity.

2006	$ million
						2012
	2007	2008	2009	2010	2011	and after	Total
Fixed rate dollar debt securities	55	30	12	26	3	54	180
average interest rate	3.4%	6.1%	3.8%	4.0%	4.9%	6.8%
Fixed rate euro debt securities	60	–	25	20	–	126	231
average interest rate	5.0%	–	4.0%	5.8%	–	5.0%
Other fixed rate debt securities	1	7	–	–	3	47	58
average interest rate	4.5%	5.0%	–	–	5.3%	6.6%

Total	116	37	37	46	6	227	469

2005	$ million
						2011
	2006	2007	2008	2009	2010	and after	Total
Fixed rate dollar debt securities	74	13	30	11	4	64	196
average interest rate	4.1%	3.1%	6.1%	3.8%	4.0%	6.5%
Fixed rate euro debt securities	36	38	–	15	8	114	211
average interest rate	3.8%	5.2%	–	4.0%	5.8%	5.2%
Other fixed rate debt securities	10	–	2	–	–	44	56
average interest rate	6.7%	–	5.0%	–	–	7.3%

Total	120	51	32	26	12	222	463

Royal Dutch Shell plc 125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15
OTHER NON-CURRENT ASSETS

$ million
	Dec 31,	Dec 31,
	2006	2005
Loans to equity accounted investments	1,616	1,702
Prepayments and deferred charges	1,428	1,021
Derivative contracts	253	123
Other	2,171	1,245

Total	5,468	4,091

The fair value of financial assets included above approximates carrying amount.
Other at December 31, 2006 includes $0.8 billion relating to pre-funding arrangements within jointly controlled assets.

16
INVENTORIES

$ million
	Dec 31,	Dec 31,
	2006	2005
Oil and chemicals	22,020	18,848
Materials	1,195	928

Total	23,215	19,776

The cost of inventories recognised as expense and included in cost of sales amounted to $229,548 million (2005: $223,654 million; 2004: $197,137 million).

17
ACCOUNTS RECEIVABLE

$ million
	Dec 31,	Dec 31,
	2006	2005
Trade receivables	30,966	29,822
Derivative contracts	20,011	28,374
Amounts owed by equity accounted investments	1,908	1,410
Prepayments and deferred charges	2,371	2,324
Other	4,412	4,456

Total	59,668	66,386

The fair value of financial assets included above approximates carrying amount.
Provisions for impairments deducted from accounts receivable amounted to $519 million at December 31, 2006 (2005: $494 million).

18
CASH AND CASH EQUIVALENTS

$ million
	Dec 31,	Dec 31,
	2006	2005
Cash at bank and in hand	8,861	8,829
Commercial paper notes	141	2,901

Total	9,002	11,730

126 Royal Dutch Shell plc

19
DEBT AND LEASE ARRANGEMENTS
[A] DEBT (INCLUDING FINANCE LEASE OBLIGATIONS) AT DECEMBER 31

$ million
	2006			2005
		Finance lease			Finance lease
	Debt	obligations	Total	Debt	obligations	Total
Short-term debt	3,573	–	3,573	3,722	–	3,722
Long-term debt due within one year	2,282	205	2,487	1,505	111	1,616

Current debt	5,855	205	6,060	5,227	111	5,338
Non-current debt	5,737	3,976	9,713	3,998	3,580	7,578

Total	11,592	4,181	15,773	9,225	3,691	12,916

The fair value of debt approximates carrying amount.
The amount of short-term debt due to banks and other credit institutions at December 31, 2006 was $2,256 million (2005: $1,028 million). Total unused lines of short-term credit at December 31, 2006 amounted to $4,517 million (2005: $3,506 million). Some $2.5 billion of these lines are committed bank facilities primarily used to provide support for commercial paper maturing within 30 days. The committed facilities, which are with a core group of highly rated international banks, are available on same day terms, and incorporate pre-agreed pricing, will expire in 2011, with an option to extend to 2012. The Group expects to be able to renew or increase these facilities on commercially acceptable terms.
During 2006, the Group’s Euro Medium Term Note (EMTN) Programme, Commercial Paper Programmes and US universal shelf filing (together totalling some $40 billion) remained in place and fully operational. As at December 31, 2006, debt outstanding from central borrowing programmes and facilities totalled $7.1 billion, with the remaining indebtedness raised by Group companies with no recourse beyond the immediate borrower and/or the local assets.
Bonds issued in 2006 included a $1 billion inaugural 5 year maturity drawdown from the US universal shelf filing, and $2.7 billion issued from the EMTN Programme. Bonds from the EMTN Programme were issued in dollar, pound sterling and euro, in fixed and floating format, and in maturities ranging from 18 months to 5.5 years. All bond proceeds were swapped into floating rate dollars on launch using interest rate and cross currency swaps where necessary.
Royal Dutch Shell plc 127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 19 CONTINUED
[B] DEBT (EXCLUDING FINANCE LEASE OBLIGATIONS)
The following tables give details of debt owed by Group companies at December 31, by year of maturity:

2006							$ million
						2012
	2007	2008	2009	2010	2011	and after	Total
Fixed rate dollar debt	1,860	302	509	303	1,032	48	4,054
average interest rate	5.8%	3.3%	4.9%	5.1%	5.6%	6.8%
Variable rate dollar debt	470	56	–	140	–	123	789
average interest rate	5.4%	5.1%	–	5.3%	–	0%
Fixed rate European debt	1,068	400	453	582	240	4	2,747
average interest rate	3.4%	3.3%	3.3%	5.2%	2.0%	1.0%
Variable rate European debt	119	1,115	–	–	–	–	1,234
average interest rate	4.8%	4.5%	–	–	–	–
Other fixed rate debt	126	7	4	–	5	2	144
average interest rate	4.5%	5.8%	8.2%	–	8.4%	1.9%
Other variable rate debt	2,212	174	–	–	–	238	2,624
average interest rate	7.1%	3.3%	–	–	–	3.3%

Total	5,855	2,054	966	1,025	1,277	415	11,592

2005							$ million
						2011
	2006	2007	2008	2009	2010	and after	Total
Fixed rate dollar debt	3,054	1,015	304	509	3	42	4,927
average interest rate	7.5%	5.0%	3.3%	4.8%	6.2%	7.0%
Variable rate dollar debt	354	98	30	94	156	152	884
average interest rate	3.6%	3.3%	1.0%	0.3%	3.3%	4.9%
Fixed rate European debt	715	891	360	1	1	2	1,970
average interest rate	4.2%	3.5%	3.3%	4.1%	4.2%	2.5%
Variable rate European debt	341	1	1	–	–	–	343
average interest rate	2.7%	3.5%	3.1%	–	–	–
Other fixed rate debt	69	–	5	1	8	136	219
average interest rate	5.4%	–	8.1%	8.4%	8.4%	7.9%
Other variable rate debt	694	188	–	–	–	–	882
average interest rate	12.7%	3.5%	–	–	–	–

Total	5,227	2,193	700	605	168	332	9,225

Fixed rate European debt expected to mature in 2007 includes $987 million of euro debt with an average interest rate of 3.5%. Fixed rate European debt expected to mature in 2008 includes $398 million of euro debt with an average interest rate of 3.3%. Fixed rate European debt expected to mature in 2009 includes $452 million of euro debt with an average interest rate of 3.3%. Fixed rate European debt expected to mature in 2010 includes $581 million of UK pound debt with an average interest rate of 5.3%. Fixed rate European debt expected to mature in 2011 includes $239 million of Swiss franc debt with an average interest rate of 2.0%.
Variable rate European debt expected to mature in 2008 includes $526 million of euro debt at an average interest rate of 4.5% and $588 million of UK pound debt at an average interest rate of 4.5%.
Other variable rate debt expected to mature in 2007 includes $1.1 billion of Canadian dollar debt with an average interest rate of 2.6%. No other variable rate debt in an individual currency maturing in 2007 exceeded $250 million.
In accordance with risk management policy, Group companies have entered into interest rate swaps against most of the fixed rate debt due to mature after more than one year, affecting the effective interest rate on these balances (see Note 26).
The weighted average rate of interest on short-term debt at December 31, 2006 was 7% (2005: 5%).
128 Royal Dutch Shell plc

[C] LEASE ARRANGEMENTS
The future minimum lease payments for finance and operating leases and the present value of minimum finance lease payments at December 31 by maturity date are as follows:

2006					$ million
	Total future minimum		Executory costs	Present value of minimum	Total future minimum
	finance lease payments		and interest	finance lease payments	operating lease payments
2007	586		381	205	3,062
2008–2011	2,108	[A]	1,387	721	6,532	[B]
2012 and after	5,967		2,712	3,255	3,894

Total	8,661		4,480	4,181	13,488

[A]	2008: $537 million, 2009: $527 million, 2010: $520 million, 2011: $524 million.

[B]	2008: $2,530 million, 2009: $1,730 million, 2010: $1,292 million, 2011: $980 million.

2005					$ million
	Total future minimum		Executory costs	Present value of minimum	Total future minimum
	finance lease payments		and interest	finance lease payments	operating lease payments
2006	453		342	111	2,220
2007–2010	1,780	[A]	1,247	533	5,490	[B]
2011 and after	5,545		2,498	3,047	3,999

Total	7,778		4,087	3,691	11,709

[A]	2007: $448 million, 2008: $448 million, 2009: $444 million and 2010: $440 million.

[B]	2007: $1,835 million, 2008: $1,666 million, 2009: $1,107 million and 2010: $882 million.
In 2006 and 2005 there were no contingent rents under finance leases recognised as expense.
For finance leases at December 31, 2006 there is a total of $15 million (2005: nil) of future minimum sub-lease payments expected to be received under non-cancellable sub-leases.
Operating lease expenses were as follows:

			$ million
	2006	2005	2004
Minimum lease payments	2,571	2,250	2,354
Contingent rentals	59	56	75
Sub-lease payments	(132)	(131)	(203)

Total	2,498	2,175	2,226

For operating leases at December 31, 2006, there is a total of $321 million (2005: $118 million) of future minimum sub-lease payments expected to be received under non-cancellable sub-leases.
Group companies have obligations under certain power generation contracts (“tolling agreements”) which are recognised as finance leases. The present value of the future minimum lease payments is $2,708 million at December 31, 2006 (2005: $2,779 million) of which $451 million is denominated in Canadian dollars and the remainder in US dollars. The carrying amount of related assets, which are recognised as property, plant and equipment, is $1,831 million at December 31, 2006 (2005: $1,942 million). The leases mature between 2021 and 2024 and the average interest rate for 2006 was 8.1% (2005: 8.1%).
Royal Dutch Shell plc 129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 19 CONTINUED
[D] GEARING
Under its financial framework after fulfilling its debt servicing obligations the Group prioritises its dividend to shareholders and the funding of investment and growth.
The numerator and denominator in the gearing calculation used by the Group is calculated by adding to reported debt and equity those obligations for operating leases and unfunded retirement benefits which it believes to be in the nature of incremental debt, and deducting cash and cash equivalents held in excess of amounts required for operational purposes.
Dependent upon the Group’s view on market conditions and the current gearing level, the Group may undertake incremental capital investment or return capital to shareholders through share buybacks.
The gearing ratios at December 31 were as follows:

		$ million
	2006	2005
Non-current debt	9,713	7,578
Current debt	6,060	5,338

Total debt	15,773	12,916
Add:
Net present value of operating lease obligations [A]	11,319	9,442
Unfunded retirement benefit obligations (after tax) [B]	–	2,919
Less:
Cash and cash equivalents in excess of operational requirements [C]	7,102	9,830

Adjusted debt	19,990	15,447
Total equity	114,945	97,924

Total capital	134,935	113,371

Gearing ratio (adjusted debt as a percentage of total capital)	14.8%	13.6%

[A]	Total future minimum operating lease payments at December 31 (see Note 19C) discounted at 5.25% (2006) and 5.25% (2005).

[B]	The unfunded retirement benefit obligation is defined as that part of the pension benefit and other post-employment benefit obligation that exceeds the related assets (see Note 21). An average tax rate of 30% is used.

[C]	Consists of cash and cash equivalents as disclosed in Note 18 less cash required for operational requirements of $1.9 billion at December 31, 2006 (2005: $1.9 billion). Included in this amount are cash in transit and restricted cash balances held locally.

20
TAXATION
[A] TAXATION CHARGE FOR THE YEAR

			$ million
	2006	2005	2004
Charge in respect of current period	17,548	19,561	13,216
Adjustments in respect of prior periods	(210)	(126)	(135)

Current taxation	17,338	19,435	13,081

Relating to the origination and reversal of temporary differences	913	(1,444)	(908)
Relating to changes in tax rates	(50)	(33)	(72)
Adjustments in respect of prior periods	116	41	67

Deferred taxation	979	(1,436)	(913)

Taxation charge	18,317	17,999	12,168

Reconciliations of the expected tax charge to the actual tax charge are as follows:

			$ million
	2006	2005	2004
Income before taxation	44,628	44,567	31,659
Less: Share of profit of equity accounted investments	(6,671)	(7,123)	(5,015)

Income before taxation and share of profit from equity accounted investments	37,957	37,444	26,644
Expected tax charge at statutory rates	19,219	18,802	13,212
Adjustment in respect of prior periods	(94)	(85)	(68)
Recognition of previously unrecognised/derecognition of previously recognised tax losses	(205)	(300)	(52)
Income not subject to tax	(1,098)	(517)	(753)
Expenses not deductible for tax purposes	1,037	508	310
Taxable items deductible not expensed	(1,006)	(464)	(321)
Taxable income not booked	255	220	213
Other reconciling items	209	(165)	(373)

Taxation charge	18,317	17,999	12,168

130 Royal Dutch Shell plc

The weighted average applicable tax rate was 50.6% in 2006 (2005: 50.2%; 2004: 49.6%). The increase between 2005 and 2006 was because a higher proportion of income arose in the Exploration & Production segment (more highly taxed than other segments), which was partly offset by a reduction due to a change in the geographical mix of income. The increase between 2004 and 2005 was because a higher proportion of income arose in the Exploration & Production segment, which was partly offset by a general reduction in the statutory tax rates of other segments.
The taxation charge includes not only those of general application but also taxes at special rates levied on income from Exploration & Production activities and various other taxes to which these activities are subject.
The adjustment in respect of prior periods relates to events in the current period and reflects the effects of changes in rules, facts or other factors compared to those used in establishing the current tax position or deferred tax balance.
The taxation charge above includes UK taxation of $1,916 million in 2006 (2005: $1,209 million; 2004: $646 million).
[B] TAXES PAYABLE

		$ million
	Dec 31,	Dec 31,
	2006	2005
Income taxes	3,142	5,599
Sales taxes, excise duties and similar levies and social law taxes	2,879	3,183

Total	6,021	8,782

[C] PROVISION FOR DEFERRED TAXATION
Movements in deferred tax liabilities and assets during the year, taking into consideration the offsetting balances within the same tax jurisdiction, are as follows:

DEFERRED TAX LIABILITIES					$ million
	Property,	Retirement
	plant and	benefit	Other
	equipment	obligations	provisions	Other	Total
At January 1, 2005	16,486	(765)	(2,463)	(133)	13,125
Charged/(credited) to income	(207)	121	(500)	(783)	(1,369)
Other movements	(775)	69	15	374	(317)
Currency translation differences	(822)	38	123	(15)	(676)

At December 31, 2005	14,682	(537)	(2,825)	(557)	10,763
Charged/(credited) to income	735	367	(944)	854	1,012
Other movements	1,528	(13)	51	(768)	798
Currency translation differences	679	85	(221)	(22)	521

At December 31, 2006	17,624	(98)	(3,939)	(493)	13,094

DEFERRED TAX ASSETS					$ million
	Losses	Retirement
	carried	benefit	Other
	forward	obligations	provisions	Other	Total
At January 1, 2005	2,194	324	118	158	2,794
(Charged)/credited to income	(363)	(55)	33	452	67
Other movements	(205)	(65)	131	(36)	(175)
Currency translation differences	(99)	(13)	(5)	(7)	(124)

At December 31, 2005	1,527	191	277	567	2,562
(Charged)/credited to income	(154)	11	88	88	33
Other movements	(545)	176	38	625	294
Currency translation differences	45	22	25	(13)	79

At December 31, 2006	873	400	428	1,267	2,968

The other movements in deferred tax assets and liabilities relate mainly to acquisitions and reclassifications between assets and liabilities.
Royal Dutch Shell plc 131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 20 CONTINUED
Where the realisation of deferred tax assets is dependent on future profits, the Group recognises losses carried forward only to the extent that business forecasts predict that such profits will be available. At December 31, 2006 recognised losses carried forward amounted to $4,759 million.
Unrecognised losses amount to $3,649 million as at December 31, 2006 and expire in the following years:

$ million
2007	507
2008	1
2009	4
2010	4
2011 and after	3,133

Earnings retained by the subsidiaries and equity accounted investments of Royal Dutch Shell amounted to $94,278 million at December 31, 2006 (2005: $86,255 million). Provision has been made for withholding and other taxes which would become payable on the distribution of these earnings only to the extent that either the Group does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

21
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

								$ million
		Pension benefits	Other benefits
			2006			2005
	2006	2005	USA	Other	Total	USA	Other	Total
Change in benefit obligation
Obligations for benefits based on employee service to date at January 1	55,677	54,822	2,699	444	3,143	2,509	611	3,120
Increase in present value of the obligation for benefits based on employee service during the year	1,285	1,163	38	15	53	36	29	65
Interest on the obligation for benefits in respect of employee service in previous years	2,648	2,575	140	20	160	142	26	168
Benefit payments made	(2,535)	(2,456)	(121)	(17)	(138)	(115)	(27)	(142)
Currency translation differences	5,250	(5,448)	–	24	24	–	(46)	(46)
Other components [A]	(2,067)	5,021	(56)	(23)	(79)	127	(149)	(22)

Obligations for benefits based on employee service to date at December 31	60,258	55,677	2,700	463	3,163	2,699	444	3,143

Change in plan assets
Plan assets held in trust at fair value at January 1	54,650	51,874
Expected return on plan assets	4,003	3,389
Actuarial gains/(losses)	4,130	5,901
Employer contributions	1,309	1,276
Plan participants’ contributions	71	61
Benefit payments made	(2,535)	(2,456)
Currency translation differences	5,848	(5,392)
Other components	3	(3)

Plan assets held in trust at fair value at December 31	67,479	54,650

Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	7,221	(1,027)	(2,700)	(463)	(3,163)	(2,699)	(444)	(3,143)
Unrecognised net actuarial (gains)/losses since adoption	(6,588)	453	18	(4)	14	79	3	82
Unrecognised prior service cost/(credit)	8	10	19	–	19	22	–	22

Net amount recognised	641	(564)	(2,663)	(467)	(3,130)	(2,598)	(441)	(3,039)

Amounts recognised in the Consolidated Balance Sheet:
Prepaid benefit costs	3,926	2,486
Accrued benefit obligations:
Current	(202)	(159)	(100)	(17)	(117)	(107)	(16)	(123)
Non-current	(3,083)	(2,891)	(2,563)	(450)	(3,013)	(2,491)	(425)	(2,916)

Net amount recognised	641	(564)	(2,663)	(467)	(3,130)	(2,598)	(441)	(3,039)

[A]	Other components comprise mainly the effect of changes in actuarial assumptions, most notably the discount rate.
132 Royal Dutch Shell plc

ADDITIONAL INFORMATION

			$ million
	2006	2005	2004
Pension benefits
Obligation for pension benefits in respect of unfunded plans	1,931	1,904	2,032
Obligation for pension benefits in respect of funded plans	58,327	53,773	52,790

Total benefit obligation	60,258	55,677	54,822

Experience adjustments as a percentage of the total benefit obligation	0.7%	0.2%	2.1%
Plan assets	67,479	54,650	51,874
Experience adjustments as a percentage of plan assets	6.1%	10.8%	3.8%
Plan surplus/(deficit)	7,221	(1,027)	(2,948)
Actual return on plan assets	8,133	9,290	5,262
Other benefits
Total benefit obligation (unfunded)	3,163	3,143	3,120
Experience adjustments as a percentage of the total benefit obligation	0.72%	0.03%	0.26%

Employer contributions to defined benefit pension plans during 2007 are estimated to be $1.3 billion. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

				$ million
	Pension			Other benefits
Future benefit payments	benefits	USA	Other	Total
2007	2,793	149	22	171
2008	2,837	161	25	186
2009	2,903	172	26	198
2010	2,993	182	26	208
2011	3,062	191	27	218
2012–2016	16,279	996	149	1,145

Benefit costs for the year comprise:

												$ million
		Pension benefits		Other benefits
				2006			2005			2004
	2006	2005	2004	USA	Other	Total	USA	Other	Total	USA	Other	Total
Service cost	1,285	1,163	1,086	38	15	53	36	29	65	35	16	51
Interest cost	2,648	2,575	2,529	140	20	160	142	26	168	139	28	167
Expected return on plan assets	(4,003)	(3,389)	(3,318)
Other components [A]	389	127	9	5	3	8	5	(135)	(130)	37	–	37

Cost of defined benefit plans	319	476	306	183	38	221	183	(80)	103	211	44	255
Payments to defined contribution plans	203	189	221

Total	522	665	527	183	38	221	183	(80)	103	211	44	255

[A]	Other components comprise mainly the effect of curtailment of the plan in France and changes in plans in the USA and the UK.
The cost of defined benefit plans is reported in the Consolidated Statement of Income, principally within cost of sales.
Royal Dutch Shell plc 133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 21 CONTINUED
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

	Pensions benefits			Other benefits
				2006		2005		2004
	2006	2005	2004	USA	Other	USA	Other	USA	Other
Assumptions used to determine benefit obligations at December 31
Discount rate	5.0%	4.7%	5.1%	5.8%	5.0%	5.5%	4.6%	5.8%	5.0%
Projected rate of remuneration growth	3.9%	4.1%	3.8%

Assumptions used to determine benefit costs for year-ended December 31
Discount rate	4.7%	5.1%	5.6%	5.5%	4.6%	5.8%	5.0%	6.0%	5.6%
Expected rate of return on plan assets	7.1%	7.1%	7.6%
Projected rate of remuneration growth	4.1%	3.8%	3.9%

Healthcare cost trend rates
Healthcare cost trend rate in year after reporting year				9.0%	4.1%	9.0%	4.3%	10.0%	3.7%
Ultimate healthcare cost trend rate				5.0%	2.9%	5.0%	2.9%	5.0%	2.9%
Year ultimate healthcare cost trend rate is applicable				2013	2010	2012	2009	2012	2007

The effect of a one percentage point increase/(decrease) in the annual rate of increase in the assumed healthcare cost trend rates would be to increase/ (decrease) annual retirement benefit cost by approximately $27 million/($22 million) and the benefit obligation by approximately $373 million/($309 million).
Demographic (including mortality) assumptions are also determined in the light of local conditions. Mortality assumptions are based on the latest available standard mortality tables for the individual countries concerned, adjusted where appropriate to reflect the experience of the Group. The Group’s most substantial post-retirement benefit obligations are in the Netherlands, UK and USA, where the assumed further life expectancies for males/females are:

	Normal retirement	Life expectancy
	age	males/females
The Netherlands	60	84.7/86.8
UK	60	84.8/87.6
USA	55	83.5/85.3

Weighted-average plan asset allocations by asset category for the principal pension plans in the Group are:

	Target		Percentage of plan assets
	Allocation		at December 31
	2006	2006	2005
Equity securities	71%	72%	73%
Debt securities	24%	22%	20%
Real estate	2%	2%	2%
Other	3%	4%	5%

	100%	100%	100%

Plan long-term investment strategies are generally determined by the responsible Pension Fund Trustees using a structured asset liability modelling approach to determine the asset mix, which best meets the objectives of optimising investment return and maintaining adequate funding levels.
134 Royal Dutch Shell plc

22
OTHER PROVISIONS
[A] CURRENT

						$ million
	Decommissioning	Environmental	Redundancy	Legal
	and restoration costs	costs	costs	costs	Other	Total
At January 1, 2004	73	296	293	155	258	1,075
Additional provisions	–	32	476	74	314	896
Amounts charged against provisions	(60)	(227)	(353)	(34)	(29)	(703)
Reclassifications and other movements	148	135	26	5	154	468
Currency translation differences	6	7	18	3	42	76

At December 31, 2004	167	243	460	203	739	1,812
Additional provisions	34	68	92	45	172	411
Amounts charged against provisions	(63)	(163)	(282)	(79)	(129)	(716)
Reclassifications and other movements	105	119	16	(30)	(63)	147
Currency translation differences	(10)	(8)	(22)	(4)	(61)	(105)

At December 31, 2005	233	259	264	135	658	1,549
Additional provisions	19	124	18	159	245	565
Amounts charged against provisions	(99)	(246)	(113)	(157)	(123)	(738)
Reclassifications and other movements	117	167	(45)	(2)	90	327
Currency translation differences	19	12	13	3	42	89

At December 31, 2006	289	316	137	138	912	1,792

Included in other provisions at December 31, 2006 are $0.2 billion relating to loyalty schemes, $0.2 billion relating to employee end of service benefits and $0.1 billion relating to insurance.
Additional provisions for redundancy costs in 2004 relate to 4,000 employees mainly in the Oil Products segment, primarily due to portfolio restructuring and in the Corporate and Other segment due to restructuring in information and technology.
[B] NON-CURRENT

						$ million
	Decommissioning	Environmental	Redundancy	Legal
	and restoration costs	costs	costs	costs	Other	Total
At January 1, 2004	3,527	573	149	336	356	4,941
Additional provisions	277	121	14	145	(27)	530
Amounts charged against provisions	(18)	(18)	(4)	(113)	21	(132)
Accretion expense	265	22	–	–	17	304
Reclassifications and other movements	929	(130)	(37)	(7)	130	885
Currency translation differences	250	6	7	9	28	300

At December 31, 2004	5,230	574	129	370	525	6,828
Additional provisions	385	175	17	269	(63)	783
Amounts charged against provisions	(21)	(27)	(6)	(116)	(3)	(173)
Accretion expense	320	19	–	–	32	371
Reclassifications and other movements	156	(114)	(33)	31	(31)	9
Currency translation differences	(378)	(8)	(13)	(10)	(24)	(433)

At December 31, 2005	5,692	619	94	544	436	7,385
Additional provisions	428	147	48	599	93	1,315
Amounts charged against provisions	(36)	(29)	(4)	(320)	153	(236)
Accretion expense	371	20	–	–	26	417
Reclassifications and other movements	1,079	(120)	(31)	(91)	68	905
Currency translation differences	494	14	10	10	41	569

At December 31, 2006	8,028	651	117	742	817	10,355

The timing of payments related to these provisions is uncertain and is dependent on various items which are not always within management’s control.
Included in legal provisions at December 31, 2006 is $0.5 billion in respect of a class action for alleged losses relating to the 2004 recategorisation of certain hydrocarbon reserves (see Note 32).
Included in other provisions at December 31, 2006 are $0.1 billion relating to loyalty schemes, $0.4 billion relating to employee end of service benefits and $0.2 billion relating to onerous contracts.
A review of the estimated provision for decommissioning and restoration costs was performed during 2006 based on current experience and techniques. This resulted in an increase of $1.1 billion in both the provision, reported within ‘Reclassifications and other movements’, and the corresponding Property, plant and equipment assets reported within ‘Sales, retirements and other movements’ in Note 12.
For the purpose of calculating provisions for decommissioning and restoration costs, estimated total ultimate liabilities of $15.3 billion at December 31, 2006 (2005: $10.5 billion and 2004: $9.1 billion) were used. Such estimates are subject to various regulatory and technological developments.
Royal Dutch Shell plc 135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
23
OTHER NON-CURRENT LIABILITIES

		$ million
	Dec 31, 2006	Dec 31, 2005
Deferred income	1,328	1,236
Derivative contracts	646	1,113
Customer deposits	116	535
Liabilities under staff benefit plans	722	686
Advance payments received under long-term supply contracts	273	298
Other payables	1,240	1,227

Total	4,325	5,095

The fair value of financial liabilities included above approximates carrying amount.

24
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		$ million
	Dec 31, 2006	Dec 31, 2005
Trade payables	26,509	24,372
Derivative contracts	19,735	29,111
Amounts due to equity accounted investments	2,454	2,696
Accruals and deferred income	9,625	7,897
Other	4,233	4,937

Total	62,556	69,013

The fair value of financial liabilities included above approximates carrying amount.

25
ORDINARY SHARE CAPITAL
AUTHORISED

				million
Dec 31, 2006	Dec 31, 2005		Dec 31, 2006	Dec 31, 2005
4,077,359,886	4,077,359,886	Class A shares of €0.07 each	€285	€285
2,759,360,000	2,759,360,000	Class B shares of €0.07 each	€193	€193
3,101,000,000	3,101,000,000	Unclassified shares of €0.07 each	€217	€217
–	62,280,114	Euro deferred shares of €0.07 each	€–	€4
50,000	50,000	Sterling deferred shares of £1 each	£–	£–

ISSUED AND FULLY PAID

					Number of shares
	shares of €0.07 each			shares of £1 each
	Class A	Class B	Euro deferred	Sterling deferred	Ordinary
At January 1, 2005	4,148,800,000	2,765,552,027	–	30,000	20,000
Reclassification of shares	–	–	–	20,000	(20,000)
Shares repurchased for cancellation	(150,894,886)	(6,192,027)	–	–	–
Reallocation to euro deferred shares	(62,280,114)	–	62,280,114	–	–

At December 31, 2005	3,935,625,000	2,759,360,000	62,280,114	50,000	–
Shares issued	4,827,974	–	–	–	–
Redemption of share capital	–	–	(62,280,114)	–	–
Shares repurchased for cancellation	(244,672,974)	–	–	–	–

At December 31, 2006	3,695,780,000	2,759,360,000	–	50,000	–

136 Royal Dutch Shell plc

NOMINAL VALUE

$ million

	shares of €0.07 each			shares of £1 each
	Class A	Class B	Euro deferred	Sterling deferred		Ordinary		Total
At January 1, 2005	350	234	–	–		–		584
Reclassification of shares	–	–	–		[A]		[A]	–
Shares repurchased for cancellation	(12)	(1)	–	–		–		(13)
Reallocation to euro deferred shares	(5)	–	5	–		–		–

At December 31, 2005	333	233	5	–		–		571
Shares issued	[A]	–	–	–		–		–
Redemption of share capital	–	–	(5)	–		–		(5)
Shares repurchased for cancellation	(21)	–	–	–		–		(21)

At December 31, 2006	312	233	–	–		–		545

[A]	Less than $1 million.
Share capital for the periods prior to July 20, 2005 is based on existing Royal Dutch and Shell Transport share capital converted into Royal Dutch Shell share equivalents.

26
FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS
Financial instruments and other derivative contracts in the Consolidated Balance Sheet comprise financial assets (see Note 14), cash and cash equivalents (see Note 18), debt (see Note 19) and certain amounts (including derivatives) reported within other non-current assets, accounts receivable, accounts payable and accrued liabilities and other non-current liabilities.
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
The use of derivative financial instruments generally remains confined to specialist commodity trading and central treasury organisations which have appropriate skills, experience, supervision, control and reporting systems.
Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most Group companies is not permitted by their treasury policy.
The Group’s operations expose it to market, credit and liquidity risk:
Market risk
Market risk is the possibility that changes in currency exchange rates, interest rates or the prices of natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products will adversely affect the value of the Group’s assets, liabilities or expected future cash flows.
Foreign exchange risk
The functional currency for most upstream companies and for other companies with significant international business is the US dollar, but other companies usually have their local currency as their functional currency. Foreign exchange risk arises when certain transactions are denominated in a currency that is not the entity’s functional currency. Typically these transactions are income/expense or non-monetary item related.
Each Group company has hedging and treasury policies in place which are designed to measure and manage its foreign currency exposures by reference to its functional currency and to report foreign exchange gains and losses. The Group co-ordinates the management of these currency risks by providing regional treasury centres to transact with Group companies and facilitate the netting of foreign exchange positions. These net positions are then managed and transactions undertaken with the external market. A range of derivatives are also used, the most common being forward foreign exchange contracts.
Most of the Group’s external debt is raised from central borrowing programmes; all such borrowings are either denominated in US dollars or are hedged back into US dollars.
Royal Dutch Shell plc 137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 26 CONTINUED
Interest rate risk
The Group has entered into interest rate and cross currency swaps to convert most centrally issued long-term debt to floating rate US dollar LIBOR (London Inter-Bank Offer Rate), reflecting its policy to have borrowings mainly denominated in US dollars and to have largely floating interest rate exposure profile. Consequently the Group is exposed predominantly to US dollar LIBOR interest rate movements.
The financing of most operating companies is also structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.
Price risk
Certain Group companies have a mandate to trade natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products, and to use commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised.
The Group uses risk management systems for recording and valuing instruments, there is regular review of mandated trading limits by senior management, daily monitoring of risk exposure using value-at-risk techniques and marking to market of trading exposures with a department independent of traders reviewing the market values applied to trading exposures. The Group’s exposure to substantial trading losses is therefore considered limited.
Credit risk
The Group has policies in place to ensure that wholesale sales of products are made to customers with an appropriate creditworthiness. In addition, the Group has also policies that limit the amount of credit exposure to any financial institution.
Derivative counterparties and cash transactions are limited to high-credit-quality financial institutions; all such counterparties must be approved based on an assessment of its financial soundness and its rating (from major external agencies), which must be of high quality.
In commodity trading, counterparty credit risk is managed within a framework of individual credit limits with utilisation being regularly reviewed. Credit checks are performed by a department independent of traders, and are undertaken before contractual commitment. Where appropriate, the use of netting arrangements, prepayments and/or margining are used to manage specific risks.
Liquidity risk
Liquidity risk is the risk that suitable sources of funding for the Group’s business activities may not be available. The Group believes that it has access to sufficient external debt funding sources (bank and capital markets), and to undrawn committed borrowing facilities to meet currently foreseeable borrowing requirements.
The Group has long-term debt ratings of Aa1 and AA, assigned respectively by Moody’s and Standard & Poor’s. The Group has access to a wide range of funding alternatives at competitive rates through the capital markets and banks. It centrally co-ordinates relationships with banks, borrowing and foreign exchange requirements and cash management activities.
The committed facilities ($2.5 billion at both December 31, 2006 and 2005, to support central borrowing activities) are arranged with a core group of highly rated, international banks. They are available on same day terms, incorporate pre-agreed pricing, and will expire in 2011 with an option to extend to 2012. The terms and availability of these lines of credit are not conditional in any way on the Group financial ratios, its financial ratings or on the absence of events that could have a material adverse impact on its financial situation.
The Group expects to be able to renew or increase these facilities as and when required on commercially acceptable terms.
Surplus cash is invested into a range of short dated money market instruments including commercial paper, time deposits and money funds, which seek to ensure the security and liquidity of investments while optimising yield. In all cases investments are only permitted in high credit quality institutions/funds, with diversification of investment supported by maintaining counterparty credit limits.
The remainder of this Note relates to the use by Group companies of derivative contracts recognised at fair value in the Consolidated Balance Sheet.
138 Royal Dutch Shell plc

[A] INTEREST RATE SWAPS/FORWARD RATE AGREEMENTS
Interest rate swaps/forward rate agreements held by Group companies at December 31 by expected year of maturity are as follows. The variable interest rate component of contracts is generally linked to inter-bank offer rates. The effective interest rate on certain debt balances (see Note 19) is affected by such contracts.

2006	$ million

							Total contract/	Estimated
		2007	2008	2009	2010	2011	notional amount	fair value
Dollar
Fair value hedge:	contract/notional amount	1,000	300	500	300	1,000	3,100	45
	average pay rate	5.0%	4.9%	5.0%	5.3%	5.4%
	average receive rate	5.0%	3.3%	4.8%	5.1%	5.6%
Cash flow hedge:	contract/notional amount	80	–	–	–	–	80	–
	average pay rate	7.8%	–	–	–	–
	average receive rate	8.3%	–	–	–	–
Euro
Fair value hedge:	contract/notional amount	–	395	–	–	–	395	(6)
	average pay rate	–	3.5%	–	–	–
	average receive rate	–	3.3%	–	–	–

Total		1,080	695	500	300	1,000	3,575	39

2005	$ million

						Total contract/	Estimated
		2006	2007	2008	2009	notional amount	fair value
Dollar
Fair value hedge:	contract/notional amount	600	1,000	300	500	2,400	6
	average pay rate	3.2%	3.2%	3.1%	4.2%
	average receive rate	3.1%	5.0%	3.3%	4.8%
Cash flow hedge:	contract/notional amount	–	130	80	–	210	(7)
	average pay rate	–	6.9%	7.3%	–
	average receive rate	–	5.1%	3.2%	–
UK pound
Fair value hedge:	contract/notional amount	647	–	–	–	647	13
	average pay rate	4.7%	–	–	–
	average receive rate	4.3%	–	–	–
Euro
Fair value hedge:	contract/notional amount	–	–	300	–	300	3
	average pay rate	–	–	3.1%	–
	average receive rate	–	–	3.3%	–

Total		1,247	1,130	680	500	3,557	15

[B] FORWARD EXCHANGE CONTRACTS AND CURRENCY SWAPS/OPTIONS
Group companies held forward exchange contracts and currency swaps/options at December 31, 2006 with a total contract/notional amount of $21,479 million (2005: $18,099 million) and an estimated fair value of $60 million (2005: $(201) million). The forward contracts mature within one year and the majority of swaps/options contracts mature within 1 to 4 years.
Royal Dutch Shell plc 139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 26 CONTINUED
FOREIGN EXCHANGE CONTRACTS

2006 (all contracts mature in 2007)	$ million

	Average	Contract/	Estimated
	contractual	notional	fair
	exchange rate	amount	value
Buy UK pound/sell dollar	1.96	3,899	3
Buy euro/sell dollar	1.31	3,744	37
Buy dollar/sell euro	0.76	722	(2)
Buy dollar/sell Danish krone	5.63	621	3
Buy dollar/sell Australian dollar	1.28	525	(4)
Other contracts		2,614	3

Total		12,125	40

2005 (all contracts mature in 2006)	$ million

	Average	Contract/	Estimated
	contractual	notional	fair
	exchange rate	amount	value
Buy UK pound/sell dollar	1.76	3,205	(69)
Buy dollar/sell euro	0.84	1,825	14
Buy euro/sell dollar	1.21	1,781	(37)
Buy dollar/sell Australian dollar	1.36	843	1
Other contracts		4,450	18

Total		12,104	(73)

CURRENCY SWAPS/OPTIONS

2006	$ million

	Average							Total
	contractual						2012	contract/	Estimated
	exchange						and	notional	fair
	rate	2007	2008	2009	2010	2011	after	amount	value
Buy dollar/sell Canadian dollar	1.14	159	30	41	–	40	–	270	50
Buy dollar/sell euro	1.25	–	522	416	–	–	–	938	52
Buy dollar/sell UK pound	0.52	–	594	–	568	–	–	1,162	11
Buy UK pound/sell dollar	1.81	861	370	–	–	–	269	1,500	137
Buy euro/sell UK pound	0.65	940	401	–	–	–	–	1,341	53
Other contracts		1,987	509	617	232	798	–	4,143	(283)

Total		3,947	2,426	1,074	800	838	269	9,354	20

2005	$ million

	Average							Total
	contractual						2011	contract/	Estimated
	exchange						and	notional	fair
	rate	2006	2007	2008	2009	2010	after	amount	value
Buy UK pound/sell euro	1.53	–	828	354	–	–	–	1,182	81
Buy dollar/sell Canadian dollar	1.17	267	86	9	42	–	–	404	(400)
Buy Canadian dollar/sell dollar	0.80	236	286	380	454	121	154	1,631	250
Buy dollar/sell UK pound	0.56	–	861	370	–	–	–	1,231	(16)
Other contracts		264	906	102	62	11	202	1,547	(43)

Total		767	2,967	1,215	558	132	356	5,995	(128)

[C] COMMODITY SWAPS, OPTIONS AND FUTURES
Group companies held commodity swaps, options and futures at December 31, 2006 with a total contract/notional amount of $139,348 million (2005: $97,833 million) and an estimated fair value of $816 million (2005: $1,052 million). These contracts are generally held for trading with maturity mainly within one year.
140 Royal Dutch Shell plc

[D] OTHER CONTRACTS
Group companies held certain contracts to purchase or sell commodities, and other contracts containing embedded derivatives, which are also required to be recognised at fair value because of pricing or delivery conditions, even though they are only entered into to meet operational requirements. The total contract/notional amount of these contracts at December 31, 2006 was $6,544 million (2005: $6,525 million), with an estimated fair value of $(68) million (2005: $(1,144) million). These contracts have expected maturity between 2008 and 2025, with certain contracts having early termination rights (for either party).

27
IMPLEMENTATION OF IAS 32 AND IAS 39 FINANCIAL INSTRUMENTS
The impact on transition at January 1, 2005 (see Note 2) resulting from recognising at fair value certain unquoted securities and additional derivative contracts, and recognising preference shares as debt, was an increase in total equity of $0.8 billion. This was reflected by increases in assets and liabilities at January 1, 2005 as follows:

$ million
Investments: financial assets	1,018
Non-current assets: deferred tax	5
Current assets	42
Non-current liabilities: deferred tax	(195)
Non-current liabilities: debt	(20)
Current liabilities	(54)

Total	796

28
SHARE-BASED COMPENSATION PLANS AND TREASURY SHARES
[A] SHARE-BASED COMPENSATION PLANS
There are a number of share-based compensation plans for employees of the Shell Group. Following the Unification (see Note 1), the underlying shares for all the continuing plans which were previously Royal Dutch or Shell Transport are now shares of Royal Dutch Shell, and awards and rights under plans in existence at the time of the Unification have been converted into awards and rights over Royal Dutch Shell shares; all information in the remainder of this note related to the period prior to the Unification has also been converted. Awards and rights under plans of Shell Canada continue to be over common shares of Shell Canada.
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
The following table shows, for 2005 and 2006, in respect of these plans, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired/forfeited during the year and the number of shares under option at the end of the year, together with the weighted-average exercise price translated at the respective year-end exchange rates.

	Royal Dutch Shell Class A shares		Royal Dutch Shell Class B shares		Royal Dutch Shell Class A ADRs		Shell Canada common shares[A]

		Weighted average		Weighted average		Weighted average		Weighted average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	(thousands)	price ($)	(thousands)	price ($)	(thousands)	price ($)	(thousands)	price ($)
Under option at January 1, 2005	68,031	34.17	50,559	30.40	26,682	50.64	18,330	12.57
Granted	–	–	–	–	–	–	5,926	21.55
Exercised	(1,235)	25.17	(2,005)	25.08	(3,803)	50.75	(3,236)	10.34
Expired/forfeited	(2,670)	35.03	(1,989)	29.96	(931)	53.15	(54)	17.08

Under option at December 31, 2005[B]	64,126	29.57	46,565	27.20	21,948	50.52	20,966	16.09
Granted	–	–	–	–	–	–	4,383	37.63
Exercised	(4,284)	25.75	(5,924)	28.71	(4,236)	48.65	(3,071)	13.48
Expired/forfeited	(1,221)	36.40	(690)	30.51	(43)	48.30	(871)	16.36

Under option at December 31, 2006[B]	58,621	33.28	39,951	31.22	17,669	50.97	21,407	21.34

[A]	Unissued.
[B]	The underlying weighted average exercise prices for Royal Dutch Shell Class A and B shares under option at December 31, 2006 were €25.36 (2005: €24.95) and £15.92 (2005: £15.75) respectively.
Royal Dutch Shell plc 141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 28 CONTINUED
The weighted average market price for exercises in 2006 was $35.66 (2005: $30.18) for Royal Dutch Shell Class A shares, $38.08 (2005: $31.60) for Royal Dutch Shell Class B shares, and $68.95 (2005: $63.59) for Royal Dutch Shell Class A ADRs.
For Shell Canada in 2006 2,511,206 options (2005: 2,655,048) were cash-settled at a weighted average market price of $38.26 (2005: $27.92) and 559,902 options (2005: 580,767) were equity-settled at a weighted average exercise price of $36.66 (2005: $25.45).
The following tables provide further information about share options outstanding at December 31, 2006:

Royal Dutch Shell Class A shares
	Options outstanding			Options exercisable

		Weighted average remaining	Weighted average		Weighted average
Range of exercise prices	Number (thousands)	contractual life (years)	exercise price ($)	Number (thousands)	exercise price ($)
$20 to $25	6,119	5.2	24.22	6,119	24.22
$25 to $30	24,700	6.3	26.43	8,424	25.64
$30 to $35	864	0.9	32.19	864	32.19
$35 to $40	10,540	4.3	39.41	10,540	39.41
$40 to $45	10,046	4.0	41.00	10,046	41.00
$45 to $50	6,352	4.1	46.42	6,352	46.42

$20 to $50	58,621	5.1	33.28	42,345	35.76

Royal Dutch Shell Class B shares
	Options outstanding			Options exercisable

		Weighted average remaining	Weighted average		Weighted average
Range of exercise prices	Number (thousands)	contractual life (years)	exercise price ($)	Number (thousands)	exercise price ($)
$24 to $27	9,929	5.2	25.13	5,909	24.95
$27 to $30	12,262	6.2	27.43	4,440	27.65
$30 to $33	0	0.0	0.00	0	–
$33 to $36	7,009	3.7	35.26	7,009	35.26
$36 to $39	7,310	4.3	37.01	7,310	37.01
$39 to $42	3,441	4.0	41.76	3,441	41.76

$24 to $42	39,951	5.0	31.22	28,109	33.14

Royal Dutch Shell Class A ADRs
	Options outstanding			Options exercisable

		Weighted average remaining	Weighted average		Weighted average
Range of exercise prices	Number (thousands)	contractual life (years)	exercise price ($)	Number (thousands)	exercise price ($)
$40 - $45	3,684	6.2	42.41	3,684	42.42
$45 - $50	5,797	7.1	48.67	3,754	48.51
$50 - $55	4,870	4.6	53.91	4,870	53.91
$55 - $60	445	3.4	56.49	445	56.49
$60 - $65	2,873	4.2	60.73	2,873	60.76

$40 to $65	17,669	5.7	50.97	15,626	51.24

Shell Canada common shares
	Options outstanding			Options exercisable

		Weighted average remaining	Weighted average		Weighted average
Range of exercise prices	Number (thousands)	contractual life (years)	exercise price ($)	Number (thousands)	exercise price ($)
$6 - $12	2,515	2.9	8.68	2,515	8.68
$12 - $18	8,924	6.3	15.59	6,927	14.80
$18 - $25	5,604	8.1	23.19	946	23.19
$25 - $31	69	8.5	25.99	11	25.93
$31 - $39	4,295	9.2	38.21	1	31.07

$6 - $39	21,407	7.0	21.34	10,400	14.10

Performance Share Plan
The Shell Group operates a performance share plan replacing the previous share option plans (with the exception of the Shell Canada plan). Conditional awards of Royal Dutch Shell shares are made under an amended long-term incentive plan, which is called the performance share plan when making awards to employees who are not Executive Directors. The actual amount of shares that may vest, ranging from 0–200% of the conditional award, depends on the total shareholder return of Royal Dutch Shell compared with four of its main competitors over a specific measurement period. For the shares granted in 2006, the measurement period is three years from January 1, 2006 (for the shares granted in 2005, the measurement period is three years from January 1, 2005).
142 Royal Dutch Shell plc

The following table provides more information about the performance shares which were conditionally awarded in 2005 and 2006:

	Royal Dutch Shell shares

				Weighted average remaining
	Class A (thousands)	Class B (thousands)	Class A ADRs (thousands)	contractual life (years)
At January 1, 2005	–	–	–
Granted	4,546	2,695	1,708
Exercised	–	–	–
Expired/forfeited	(10)	(13)	(7)

At December 31, 2005	4,536	2,682	1,701	2.0
Granted	4,595	2,722	1,792
Exercised	–	–	–
Expired/forfeited	(175)	(84)	(32)

At December 31, 2006	8,956	5,320	3,461	1.5

Other principal plans
Employees of participating companies in the UK may participate in the UK Sharesave Scheme. Share options are granted over Royal Dutch Shell shares at a price set at the date specified in the invitation. Options are granted on a date not more than 30 days after the option price is determined and are normally exercisable after a three-year or five-year contractual savings period.
The following table shows for 2005 and 2006, in respect of this scheme, the number of Royal Dutch Shell Class B shares under option at the beginning of the year, the number of options granted, exercised and expired/forfeited during the year and the number of shares under option at the end of the year:

thousands
	2006	2005
Under option at January 1	2,967	3,025
Granted	694	853
Exercised	(316)	(138)
Expired/forfeited	(335)	(773)

Under option at December 31	3,010	2,967

Certain Group companies have other plans containing stock appreciation rights linked to the value of Royal Dutch Shell Class A ADRs. During 2006, 2,513,681 of these rights were exercised (2005: 2,456,877) and nil were forfeited (2005: 14,280) leaving a balance at December 31, 2006 of 2,499,941 (2005: 5,013,622).
Valuation assumptions
The valuation assumptions used to estimate the Group’s share-based compensation expense for the share option plans and the performance share plan are summarised below.
In 2004 the fair value of the share option plans was estimated using a Black-Scholes option pricing model and, other than for the Shell Canada plan, the following assumptions for dollar, euro and sterling denominated options respectively: risk-free interest rates of 3.5%, 3.1% and 4.9%; dividend yield of 4.1%, 4.5% and 4.0%; volatility of 28.2%, 30.3% and 31.7% and expected lives of five to seven years. In 2005 the valuation assumptions for the Shell Canada plan were 3.77% (2004: 3.82%) for risk-free rate, 1.34% (2004: 1.61%) for dividend yield, and 20.2% (2004: 19.4%) for volatility. A three-year historical volatility of the Shell Canada share price has been used. In 2006 Shell Canada adopted a Monte Carlo pricing model using a risk-free rate of 3.8%, and a dividend yield of 1.1%. The volatility used was 35% for the first year and 28% per annum thereafter.
In 2006 the fair value of the performance share plan was estimated using a Monte Carlo pricing model using a risk-free rate of 5.0% (2005: 4.2%). To reflect the long-term equity characteristics and the term of the awards the valuation was performed using both 10 and three-year historical volatility, 24.8% and 19.6%, (2005: 26.3% and 19.4%) and dividend yield, 3.6% and 4.3% (2005: 3.4% and 4.2%).
The total expense for share-based compensation plans in 2006 was $462 million (2005: $376 million; 2004: $285 million), comprising $302 million relating to equity-settled plans (2005: $162 million; 2004: $142 million) and $160 million relating to cash-settled plans (2005: $214 million; 2004: $143 million). The fair value of share-based compensation granted in 2006 was $412 million (2005: $303 million; 2004: $222 million).
The total liability for cash-settled plans at December 31, 2006 is $379 million (2005: $331 million). The intrinsic value of all vested cash-settled plans at December 31, 2006 is $357 million (2005: $341 million).
[B] TREASURY SHARES
Shell Group Employee Share-Ownership Trusts purchase Royal Dutch Shell shares in the open market to meet future obligations arising from share-based compensation granted to employees. At December 31, 2006, they held 64.5 million Royal Dutch Shell Class A shares (2005: 66.2 million), 45.8 million Royal Dutch Shell Class B shares (2005: 51.5 million) and 23.1 million Royal Dutch Shell Class A ADRs (2005: 26.1 million).
Royal Dutch Shell plc 143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 28 CONTINUED
The total carrying amount of Royal Dutch Shell shares, which are all held in connection with the share-based compensation plans, at December 31, 2006 is $3,316 million (2005: $3,809 million).

29
OTHER RESERVES

$ million
		Capital	Share	Share
	Merger	redemption	premium	plan
	reserve[A]	reserve	reserve	reserve		Other	Total
At January 1, 2004	5,374	–	–	58		512	5,944
Currency translation differences	–	–	–	–		3,126	3,126
Unrealised gains/(losses) on securities	–	–	–	–		(350)	(350)
Unrealised gains/(losses) on cash flow hedges	–	–	–	–		31	31

Income/(expense) recognised directly in equity	–	–	–	–		2,807	2,807
Shares repurchased for cancellation	(1)	–	–	–		–	(1)
Share-based compensation	–	–	–	115		–	115

At December 31, 2004	5,373	–	–	173		3,319	8,865
IAS 32/39 transition[B]	–	–	–	–		823	823

At January 1, 2005 (after IAS 32/39 transition)	5,373	–	–	173		4,142	9,688
Currency translation differences	–	–	–	–		(4,449)	(4,449)
Unrealised gains/(losses) on securities	–	–	–	–		309	309
Unrealised gains/(losses) on cash flow hedges	–	–	–	–		(226)	(226)

Income/(expense) recognised directly in equity	–	–	–	–		(4,366)	(4,366)
Effect of Unification[C]	(1,929)	–	–	–		–	(1,929)
Shares repurchased for cancellation	–	13	–	–		–	13
Share-based compensation	–	–	–	178	[D]	–	178

At December 31, 2005	3,444	13	–	351		(224)	3,584
Currency translation differences	–	–	–	–		3,715	3,715
Unrealised gains/(losses) on securities	–	–	–	–		813	813
Unrealised gains/(losses) on cash flow hedges	–	–	–	–		143	143

Income/(expense) recognised directly in equity	–	–	–	–		4,671	4,671
Effect of Unification[C]	–	–	154	–		–	154
Share repurchased for cancellation	–	26	–	–		–	26
Share-based compensation	–	–	–	385	[D]	–	385

At December 31, 2006	3,444	39	154	736		4,447	8,820

[A]	The merger reserve was established as a consequence of the Unification (see Note 1). It relates primarily to the difference between the nominal value of Royal Dutch Shell plc shares issued and the nominal value of Royal Dutch Petroleum Company and Shell Transport and Trading Company, p.l.c. shares received.
[B]	See Note 27.
[C]	The share premium reserve arose on conversion of loan notes, which were issued consequential to the Unification (see Note 1), into 4,827,974 Royal Dutch Shell Class A shares.
[D]	Includes related deferred taxation recognised directly in equity of $82 million in 2006 (2005: $16 million).
Other comprises currency translation differences, unrealised gains and losses on securities and unrealised gains and losses on cash flow hedges. Further details are given below:

$ million
		Income/(expense)
		recognised directly in equity for 2006

	Jan 1, 2006	Pre-tax	Tax	After tax	Dec 31, 2006
Currency translation differences		4,157	(417)	3,740
Reclassifications to income for the period		(25)	–	(25)

Currency translation differences net of reclassifications	(1,323)	4,132	(417)	3,715	2,392

Unrealised gains/(losses) on securities		997	(97)	900
Reclassifications to income for the period		(120)	33	(87)

Unrealised gains/(losses) on securities net of reclassifications	1,482	877	(64)	813	2,295

Unrealised gains/(losses) on cash flow hedges		192	(52)	140
Reclassifications to income for the period		3	–	3

Unrealised gain/(losses) on cash flow hedges net of reclassifications	(383)	195	(52)	143	(240)

Total	(224)	5,204	(533)	4,671	4,447

144 Royal Dutch Shell plc

$ million
		IAS 32/39	Jan 1, 2005 after IAS 32/39	Income/(expense) recognised directly in equity for 2005
	Dec 31, 2004	transition	transition[A]	Pre-tax	Tax	After tax	Dec 31, 2005
Currency translation differences				(4,442)	(23)	(4,465)
Reclassifications to income for the period				16	–	16

Currency translation differences net of reclassifications	3,126	–	3,126	(4,426)	(23)	(4,449)	(1,323)

Unrealised gains/(losses) on securities				383	(1)	382
Reclassifications to income for the period				(114)	41	(73)

Unrealised gains/(losses) on securities net of reclassifications	350	823	1,173	269	40	309	1,482

Unrealised gains/(losses) on cash flow hedges				(413)	192	(221)
Reclassifications to income for the period				(5)	–	(5)

Unrealised gain/(losses) on cash flow hedges net of reclassifications	(157)	–	(157)	(418)	192	(226)	(383)

Total	3,319	823	4,142	(4,575)	209	(4,366)	(224)

[A]	See Note 27.

$ million
		Income/(expense)
		recognised directly in equity for 2004

	Jan 1, 2004	Pre-tax	Tax	After tax	Dec 31, 2004
Currency translation differences		2,986	117	3,103
Reclassifications to income for the period		23	–	23

Currency translation differences net of reclassifications	–	3,009	117	3,126	3,126

Unrealised gains/(losses) on securities		109	(3)	106
Reclassifications to income for the period		(464)	8	(456)

Unrealised gains/(losses) on securities net of reclassifications	700	(355)	5	(350)	350

Unrealised gains/(losses) on cash flow hedges		35	(6)	29
Reclassifications to income for the period		2	–	2

Unrealised gains/(losses) on cash flow hedges net of reclassifications	(188)	37	(6)	31	(157)

Total	512	2,691	116	2,807	3,319

30
DIVIDENDS

$ million
	2006	2005	2004
Interim dividends paid: €0.98 per Class A share (2005: €1.21; 2004: €0.89)	4,726	6,241	4,580
Interim dividends paid: €0.98 per Class B share (2005: €1.23; 2004: €0.81)	3,416	4,315	2,809
Shell Transport preference dividends paid per share: Nil (2005: Nil; 2004: 7.00 pence)	–	–	2

Total	8,142	10,556	7,391

In addition, on February 1, 2007, the Directors proposed a further interim dividend in respect of 2006 of €0.25 per Class A share and €0.25 per Class B share, payable on March 14, 2007, which will absorb an estimated $2,125 million of shareholders’ funds.

31
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
Royal Dutch Shell plc 145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 31 CONTINUED

2006			$ million
	Movements derived	Movements		Movements
	from Consolidated	arising from		derived from
	Statement	currency	Non-cash	Consolidated
	of Cash Flows	translation	movements	Balance Sheet
Intangible assets and Property, plant and equipment	9,034	3,358	1,496	13,888
Investments	1,772	1,445	1,439	4,656
Deferred tax	(654)	(442)	(829)	(1,925)
Other non-current assets	1,315	390	1,112	2,817
Inventories	2,520	958	(39)	3,439
Accounts receivable	(8,475)	2,035	(278)	(6,718)
Cash and cash equivalents	(2,906)	178	–	(2,728)
Current debt	148	(869)	(1)	(722)
Accounts payable and accrued liabilities	8,536	(1,627)	(732)	6,177
Taxes payable	4,293	(691)	(841)	2,761
Non-current debt	(2,332)	805	(608)	(2,135)
Other non-current liabilities	(559)	(1,354)	(576)	(2,489)
Minority interest	(1,145)	(939)	(135)	(2,219)
Treasury shares	(493)	–	–	–
Other items	15,257	468	(8)	–

Income for the period	26,311

Currency translation differences (see Note 29)		3,715

Movement in equity attributable to shareholders of Royal Dutch Shell				14,802

Other items include dividends paid to shareholders of Royal Dutch Shell of $8.1 billion and net repurchase of shares of $8.0 billion.
Non-cash movements mainly relate to the impact on the Consolidated Balance Sheet of new finance leases, acquisitions and the results of a review of the estimated provision for decommissioning and restoration costs (see Note 22).

32
CONTINGENT LIABILITIES AND LEGAL PROCEEDINGS
Contingent liabilities of Group companies arising from guarantees related to commitments of non-consolidated entities amounted to $2.8 billion at December 31, 2006 (2005: $2.9 billion). An analysis is given in the following table:

$ billion
	2006	2005
In respect of associated companies	2.0	1.7
In respect of customs duties	0.1	0.3
Other	0.7	0.9

Total	2.8	2.9

Included in the above is $2.0 billion of guarantees at December 31, 2006 (2005: $1.7 billion) in respect of debt relating to project finance.
Groundwater contamination
Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. As of December 31, 2006, there were approximately 69 pending suits by such plaintiffs that asserted claims against SOC and many other defendants (including major energy and refining companies). In 19 of the suits, plaintiffs allege aggregate compensatory damages of approximately $1.25 billion and aggregate punitive damages of approximately $3.35 billion. No amount of monetary damages has been claimed in the other 50 suits. Management of the Shell Group considers the amounts set forth by plaintiffs in these pleadings to be highly speculative and not an appropriate basis on which to determine a reasonable estimate of the amount of the loss that may be ultimately incurred, for the reasons described below. Therefore, no financial provisions have been established for this group of cases. From time to time, individual oxygenate matters are resolved and provisions are taken when appropriate.
146 Royal Dutch Shell plc

Reasons for the determination that amounts claimed by plaintiffs in their pleadings are not an appropriate basis on which to ascertain a reasonable estimate of the amount of the loss that may ultimately may be incurred can be summarised as follows:
•	While the majority of the cases have been consolidated for pre-trial proceedings in the United States District Court for the Southern District of New York, there are several cases pending in other jurisdictions throughout the USA. The bases for federal jurisdiction for the consolidated cases have been challenged in the United States Court of Appeals for the Second Circuit. If the Second Circuit were to reject various grounds for federal jurisdiction, some of the consolidated cases could be remanded to their state courts of origin. Most of the cases are at a preliminary stage. In many matters, little discovery has been taken and many critical substantial legal issues remain unresolved. Additionally, given the pendency of cases in varying jurisdictions, there may be inconsistencies in the determinations made in these matters.

•	There are significant unresolved legal questions relating to claims asserted in this litigation, including whether punitive damages are available for products liability claims or, if available, the manner in which they might be determined.

•	There are significant issues relating to the allocation of any liability among the defendants.
For these reasons, management of the Shell Group is not currently able to estimate a range of reasonably possible losses or minimum loss for this litigation relating to oxygenate additives; however, management of the Shell Group does not currently believe that the outcome of the oxygenate-related litigation pending as of December 31, 2006 will have a material impact on the Shell Group’s financial condition, although such resolutions could have a significant effect on results for the period in which they are recognised.
Dibromochloropropane (DBCP) exposure
A $490 million judgement in favour of 466 plaintiffs was rendered in 2002 by a Nicaraguan court jointly against SOC and three other named defendants (not affiliated with SOC), based upon Nicaraguan Special Law 364, for claimed personal injuries resulting from alleged exposure to dibromochloropropane (DBCP), a pesticide manufactured by SOC prior to 1978, but neither shipped nor sold by SOC to parties in Nicaragua. This law imposes strict liability (in a predetermined amount) on international manufacturers of DBCP and provides that unless a deposit of an amount denominated in Nicaraguan cordobas is made into the Nicaraguan courts, the claims will be submitted to the US courts. The Nicaraguan courts did not, however, give effect to the provision of Special Law 364 that requires submission of the matter to the US courts. Instead, the Nicaraguan court entered judgement against SOC and the other defendants without allowing the presentation of defences. As of December 31, 2006, the Company is aware of nine additional Nicaraguan judgements that have been entered in the collective amount of approximately $1.2 billion in favour of 1,737 plaintiffs jointly against Shell Chemical Company and three other named defendants (not affiliated with Shell Chemical Company) under facts and circumstances almost identical to those relating to the judgement described above. Additional judgements may be entered.
[A] It is the opinion of management of the Shell Group that Nicaraguan DBCP judgements are unenforceable in a US court based on a United States District Court opinion finding that the Nicaraguan court did not have jurisdiction to enter judgement against SOC and that the judgement is unenforceable in the USA.
[B] Several requests for Exequatur were filed in 2004 with the Tribunal Supremo de Justicia (the Venezuelan Supreme Court) to enforce Nicaraguan judgements. The petitions imply that judgements can be satisfied with assets of Shell Venezuela, S.A., which was neither a party to the Nicaraguan judgement nor a subsidiary of SOC, against whom the Exequatur was filed. The petitions are pending before the Tribunal Supremo de Justicia.
No financial provisions have been established for these judgements or related claims.
Recategorisation of hydrocarbon reserves
A consolidated shareholder class action pending in the US District Court for New Jersey alleges losses related to the 2004 recategorisations of certain hydrocarbon reserves. Lead plaintiffs are the Pennsylvania State Employees’ Retirement System and the Pennsylvania Public School Employees’ Retirement System. Following dismissal of a number of original defendants, the remaining defendants are: Royal Dutch Petroleum Company (now merged into Shell Petroleum N.V.), The “Shell” Transport and Trading Company, plc (the companies are referred to collectively as Shell), Sir Philip Watts, Judith Boynton, PricewaterhouseCoopers LLP, KPMG Accountants N.V., and KPMG International. On January 6, 2006, certain Dutch pension funds, and German and Luxembourg institutional shareholders filed two related actions that have been consolidated with the existing class action for pre-trial purposes.
The preliminary motion phase of the litigation has been completed, an amended complaint has been filed and answered by the defendants, and discovery has commenced. The District Court will hold hearings in June 2007 on plaintiffs’ motion for class certification, on whether the federal securities laws apply to the claims of non-US putative class members who purchased Shell’s securities on foreign markets, and on various summary judgement motions to be filed by Shell.
The class actions and individual cases are at an early stage and subject to substantial uncertainties concerning the outcome of material factual and legal issues relating to the litigation. In addition, potential damages, if any, in a fully litigated securities class action would depend on the losses caused by the alleged wrongful conduct that would be demonstrated by individual class members in their purchases and sales of Shell shares during the relevant class period. During 2006, management of the Shell Group have established a $500 million provision in respect of this litigation. The provision is included in the Corporate segment.
Nigerian litigation
Various subsidiaries and affiliates of the Shell Group (collectively referred to as Shell Nigeria) face lawsuits and claims in Nigeria. While it is the opinion of the Shell Group that none meet financial and legal criteria for disclosure, there have been occasions when cultural and political factors have played a significant role in unprecedented outcomes in the lower and intermediate courts. Similarly, certain Nigerian state and federal legislative bodies have, in the opinion of the Shell
Royal Dutch Shell plc 147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 32 CONTINUED
Group, exceeded their constitutional authority and have ruled on disputes between private litigants and Shell Nigeria. Included are claims alleging environmental contamination, protection of the rights of indigenous groups and unfair business dealings with Nigerian companies. While the Shell Group believes that decisions contrary to Nigerian law will be ultimately corrected by the Nigerian Supreme Court, these circumstances make the outcome of some litigation difficult to predict.
Other
Shell Group companies are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business. While immaterial to the financial condition or results of the Shell Group, noteworthy in 2006 were various antitrust regulatory investigations, several of which resulted in the imposition of fines on Shell Group companies, and a civil arbitration brought by BP France (related in part to antitrust issues) seeking damages against a Shell Group subsidiary and affiliate. The operations and earnings of Shell Group companies continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous groups, in the countries in which they operate. The industries in which Shell Group companies are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

33
LONG-TERM PURCHASE OBLIGATIONS
Group companies have unconditional long-term purchase obligations associated with financing arrangements. The aggregate amount of payments required under such obligations at December 31, 2006 is as follows:

$ million
2007	370
2008	406
2009	380
2010	277
2011	280
2012 and after	1,435

Total	3,148

The agreements under which these unconditional purchase obligations arise relate mainly to manufacturing agreements, the purchase of chemicals feedstock, utilities and to the use of pipelines.
Payments under these agreements, which include additional sums depending upon actual quantities of supplies, amounted to $405 million in 2006 (2005: $479 million).

34
AUDITORS’ REMUNERATION
PricewaterhouseCoopers LLP (PwC) became the sole auditors as of November 7, 2005. Prior to that date the audit was performed jointly with KPMG.
[A] REMUNERATION FOR SUPPLY OF SERVICES TO GROUP COMPANIES

$ million
	2006	2005			2004
	PwC	PwC	KPMG	Total	PwC	KPMG	Total
Auditor remuneration[A]	4	3	1	4	2	1	3
Audit of accounts of Group companies[B]	48	34	9	43	30	8	38

Total audit fees	52	37	10	47	32	9	41

Total audit-related services
(other services provided pursuant to legislation)	5	15	7	22	10	7	17

Taxation services[C]	1	5	–	5	8	1	9

Other services	1	2	–	2	1	1	2

Total	59			76			69

[A]	Audit of the Parent Company Financial Statements and the Consolidated Financial Statements of Royal Dutch Shell, including the audit of the Group consolidation returns.

[B]	All other audit fees.

[C]	Fees primarily for tax compliance.
[B] REMUNERATION FOR SUPPLY OF SERVICES IN RELATION TO RETIREMENT BENEFIT PLANS FOR EMPLOYEES OF GROUP COMPANIES
During 2004, 2005 and 2006 PwC provided services to retirement benefit plans for employees of Group companies. Remuneration amounted to $1 million in 2006 (2005: $1 million; 2004: $1 million). Fees for services rendered by KPMG amounted to less than $0.5 million in 2004 and 2005.
148 Royal Dutch Shell plc

35
EARNINGS PER SHARE
Basic earnings per share amounts are calculated by dividing the income attributable to the shareholders of Royal Dutch Shell plc for the year by the weighted average number of Class A and B shares outstanding during the year.
The diluted earnings per share is based on the same income figures. The weighted average number of shares outstanding during the year is adjusted for the number of shares related to share option schemes.
Earnings per share are identical for Class A and Class B shares.

			$ million
		Income attributable to shareholders of
		Royal Dutch Shell plc		Basic weighted	Diluted weighted
				average number	average number
		Continuing	Discontinued	of Class A and	of Class A and
	Total	operations	operations	B shares	B shares
2006	25,442	25,442	–	6,413,384,207	6,439,977,316
2005	25,311	25,618	(307)	6,674,179,767	6,694,427,705
2004	18,540	18,774	(234)	6,770,458,950	6,776,396,429

36
OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
[A] CAPITALISED COSTS
The aggregate amount of property, plant and equipment and intangible assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31 are shown in the table below:

$ million
	2006		2005
Cost
Proved properties	117,496	[A]	102,373	[A]
Unproved properties	8,910		4,382
Support equipment and facilities	5,132		3,988

	131,538		110,743

Depreciation
Proved properties	69,433	[A]	59,366	[A]
Unproved properties	1,633		1,439
Support equipment and facilities	2,401		1,787

	73,467		62,592

Net capitalised costs	58,071		48,151

Oil sands: net capitalised costs	4,009		3,293

[A]	Includes capitalised asset retirement costs and related depreciation.
The Group share of equity accounted investments’ net capitalised costs was $8,876 million at December 31, 2006 (2005: $5,277 million).
[B] COSTS INCURRED
Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table below. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon. 2004 and 2005 comparative figures have been reclassified in line with 2006 to reflect the move of Pakistan and India from Asia Pacific to the Middle East, Russia and CIS region, and Libya from Middle East, Russia and CIS to the Africa region for reporting purposes.

2006	$ million
	Eastern Hemisphere				Western Hemisphere
				Middle
				East,
			Asia	Russia,
	Europe	Africa[B]	Pacific[C]	CIS[D]	USA	Other	Total
Acquisition of properties
Proved	5	–	–	21	3	474	503
Unproved	6	20	48	17	103	3,053	3,247
Exploration	327	503	289	242	730	417	2,508
Development[A]
Excluding oil sands	3,254	1,758	926	3,889	1,719	973	12,519
Oil sands	–	–	–	–	–	897	897

Royal Dutch Shell plc 149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 36 CONTINUED

2005	$ million
	Eastern Hemisphere				Western Hemisphere
				Middle
				East,
			Asia	Russia,
	Europe	Africa[A]	Pacific[B]	CIS[C]	USA	Other	Total
Acquisition of properties
Proved	–	5	1	68	63	29	166
Unproved	1	54	217	17	130	231	650
Exploration	176	316	121	108	430	266	1,417
Development[A]
Excluding oil sands	1,850	1,633	791	3,558	773	554	9,159
Oil sands	–	–	–	–	–	275	275

2004	$ million
	Eastern Hemisphere				Western Hemisphere
				Middle
				East,
			Asia	Russia,
	Europe	Africa[B]	Pacific[C]	CIS[D]	USA	Other	Total
Acquisition of properties
Proved	–	–	(2)	193	18	–	209
Unproved	1	51	(3)	7	18	44	118
Exploration	103	185	106	138	418	214	1,164
Development[A]
Excluding oil sands	2,305	1,824	372	2,650	898	365	8,414
Oil sands	–	–	–	–	–	163	163

[A]	Includes capitalised asset retirement costs.
[B]	Excludes Egypt.
[C]	Excludes Sakhalin.
[D]	Includes the Caspian region, Egypt and Sakhalin.
The Group share of equity accounted investments’ costs incurred was $2,426 million in 2006 (2005: $1,901 million; 2004: $1,386 million) mainly in Asia Pacific $909 million (2005: $709 million; 2004: $355 million), Middle East, Russia, CIS $838 million (2005: $710 million; 2004: $632 million), Europe $383 million (2005: $289 million; 2004: $217 million) and USA $283 million (2005: $193 million; 2004: $182 million).
[C] EARNINGS
Earnings of Group companies from oil and gas exploration and production activities are given in the table below. Certain purchases of traded product are netted into revenue. 2004 and 2005 comparative figures have been reclassified in line with 2006 to reflect the move of Pakistan and India from Asia Pacific to the Middle East, Russia and CIS region, and Libya from Middle East, Russia and CIS to the Africa region for reporting purposes.

2006	$ million
	Eastern Hemisphere				Western Hemisphere
				Middle
				East,
			Asia	Russia,
	Europe	Africa[A]	Pacific[B]	CIS[C]	USA	Other	Total
Revenue:
Third parties	5,937	389	2,204	2,352	2,339	1,567	14,788
Intra-group	11,287	7,393	1,606	7,764	6,266	1,388	35,704

	17,224	7,782	3,810	10,116	8,605	2,955	50,492
Production costs	2,636	1,597	848	1,018	1,270	774	8,143
Exploration expense	214	269	165	100	471	179	1,398
Depreciation, depletion and amortisation	3,498	1,508	797	505	1,823	1,034	9,165
Other income/(costs)	(781)	(187)	(17)	(1,372)	(649)	(494)	(3,500)

Earnings before taxation	10,095	4,221	1,983	7,121	4,392	474	28,286
Taxation	6,381	2,170	740	5,857	1,538	131	16,817

Earnings after taxation	3,714	2,051	1,243	1,264	2,854	343	11,469

Earnings after taxation from oil sands	–	–	–	–	–	651	651

150 Royal Dutch Shell plc

2005	$ million
	Eastern Hemisphere				Western Hemisphere
				Middle
				East,
			Asia	Russia,
	Europe	Africa[A]	Pacific[B]	CIS[C]	USA	Other	Total
Revenue:
Third parties	3,399	(314)	1,288	2,255	2,850	1,458	10,936
Intra-group	9,869	7,503	1,608	6,193	5,050	1,356	31,579

	13,268	7,189	2,896	8,448	7,900	2,814	42,515
Production costs	2,245	1,971	660	871	1,040	562	7,349
Exploration expense	213	193	55	73	378	246	1,158
Depreciation, depletion and amortisation	3,888	844	679	521	1,629	820	8,381
Other income/(costs)	(413)	84	257	(765)	(346)	(456)	(1,639)

Earnings before taxation	6,509	4,265	1,759	6,218	4,507	730	23,988
Taxation	3,767	3,526	475	4,986	1,533	236	14,523

Earnings after taxation	2,742	739	1,284	1,232	2,974	494	9,465

Earnings after taxation from oil sands	–	–	–	–	–	661	661

2004	$ million
	Eastern Hemisphere				Western Hemisphere
				Middle
				East,
			Asia	Russia,
	Europe	Africa[A]	Pacific[B]	CIS[C]	USA	Other	Total
Revenue:
Third parties	3,440	(187)	891	1,916	2,063	1,277	9,400
Intra-group	7,117	5,616	1,517	4,616	4,754	1,187	24,807

	10,557	5,429	2,408	6,532	6,817	2,464	34,207
Production costs	1,799	1,548	523	1,350	767	510	6,497
Exploration expense	145	157	122	115	352	211	1,102
Depreciation, depletion and amortisation	3,501	699	550	822	1,625	600	7,797
Other income/(costs)	(1,201)	198	480	(808)	(319)	(333)	(1,983)

Earnings before taxation	3,911	3,223	1,693	3,437	3,754	810	16,828
Taxation	2,686	2,448	336	2,810	1,302	187	9,769

Earnings after taxation	1,225	775	1,357	627	2,452	623	7,059

Earnings after taxation from oil sands	–	–	–	–	–	301	301

[A]	Excludes Egypt.
[B]	Excludes Sakhalin.
[C]	Includes the Caspian region, Egypt and Sakhalin.
The Group share of equity accounted investments earnings was $3,075 million in 2006 (2005: $4,112 million; 2004: $2,463 million) mainly in Europe $1,411 million (2005: $2,854 million; 2004: $1,102 million), USA $875 million (2005: $723 million; 2004: $861 million) and Asia Pacific $725 million (2005: $588 million; 2004: $523 million).
Royal Dutch Shell plc 151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
37
POST BALANCE SHEET EVENTS
Since December 31, 2006 additional purchases of shares have been made under the Company’s buyback programme. At March 1, 2007 a further 14,220,000 Class A shares (representing 0.2% of Royal Dutch Shell’s issued share capital at December 31, 2006) had been purchased for cancellation at a total cost of $486 million including expenses, at an average price of €26.21 and 1,732.81 pence per Class A share.

38
INFORMATION ON US GAAP
RECONCILIATION OF CONSOLIDATED STATEMENT OF INCOME FROM IFRS TO US GAAP FOR THE YEAR ENDED DECEMBER 31, 2006

	$ million
						Currency
		Discontinued	Reclassi-	Retirement	Share-based	translation		Reversals of
	IFRS	operations	fications	benefits	compensation	differences	Impairments	impairments	Other	US GAAP
Revenue	318,845	(6,511)	–	–	–	–	–	–	(11)	312,323
Cost of sales	262,989	(6,082)	(514)	457	4	108	51	(145)	(138)	256,730

Gross profit	55,856	(429)	514	(457)	(4)	(108)	(51)	145	127	55,593
Selling, distribution and administrative expenses	16,616	(246)	–	246	–	–	–	–	(27)	16,589
Exploration	1,562	–	–	–	–	–	–	–	–	1,562
Research and development	–	–	885	–	–	–	–	–	–	885
Share of profit of equity accounted investments	6,671	(2)	–	1	–	–	–	32	(2)	6,700
Interest and other income	1,428	–	–	–	–	(188)	–	–	(6)	1,234
Interest expense	1,149	(2)	(371)	–	–	–	–	–	(11)	765

Income before taxation	44,628	(183)	–	(702)	(4)	(296)	(51)	177	157	43,726
Taxation	18,317	(78)	–	(300)	(3)	–	(16)	(1)	232	18,151
Income attributable to minority interest									883	883

Income from continuing operations	26,311	(105)	–	(402)	(1)	(296)	(35)	178	(958)	24,692
Income/(loss) from discontinued operations	–	105	–	–	–	–	–	–	–	105

Income for the period	26,311	–	–	(402)	(1)	(296)	(35)	178	(958)	24,797

Attributable to minority interest	869	–	–	19	(4)	–	–	–	(884)

Income attributable to shareholders of Royal Dutch Shell plc	25,442	–	–	(421)	3	(296)	(35)	178	(74)	24,797

RECONCILIATION OF CONSOLIDATED STATEMENT OF INCOME FROM IFRS TO US GAAP FOR THE YEAR ENDED DECEMBER 31, 2005

$ million
						Currency			Major
		Discontinued	Reclassi-	Retirement	Share-based	translation		Reversals of	inspection
	IFRS	operations	fications	benefits	compensation	differences	Impairments	impairments	costs	Other	US GAAP
Revenue	306,731	(6,194)	–	–	–	–	–	–	–	28	300,565
Cost of sales	252,622	(4,894)	(275)	316	31	31	42	(51)	–	51	247,873

Gross profit	54,109	(1,300)	275	(316)	(31)	(31)	(42)	51	–	(23)	52,692
Selling, distribution and administrative expenses	15,482	(282)	–	65	7	–	–	–	–	(83)	15,189
Exploration	1,286	–	–	–	–	–	–	–	–	–	1,286
Research and development	–	–	588	–	–	–	–	–	–	(3)	585
Share of profit of equity accounted investments	7,123	(224)	–	(3)	–	(112)	212	37	–	(17)	7,016
Interest and other income	1,171	1	–	–	–	–	–	–	–	16	1,188
Interest expense	1,068	(2)	(313)	–	–	–	–	–	–	(7)	746

Income before taxation	44,567	(1,239)	–	(384)	(38)	(143)	170	88	–	69	43,090
Taxation	17,999	(241)	–	(143)	(3)	–	(68)	(2)	–	95	17,637
Income attributable to minority interest										1,010	1,010

Income from continuing operations	26,568	(998)	–	(241)	(35)	(143)	238	90	–	(1,036)	24,443
Income/(loss) from discontinued operations	(307)	998	–	–	–	–	–	–	–	–	691
Cumulative effect of change in accounting policy	–	–	–	–	–	–	–	–	554	–	554

Income for the period	26,261	–	–	(241)	(35)	(143)	238	90	554	(1,036)	25,688

Attributable to minority interest	950	–	–	(5)	–	–	60	–	–	(1,005)

Income attributable to shareholders of Royal Dutch Shell plc	25,311	–	–	(236)	(35)	(143)	178	90	554	(31)	25,688

152 Royal Dutch Shell plc

RECONCILIATION OF CONSOLIDATED STATEMENT OF INCOME FROM IFRS TO US GAAP FOR THE YEAR ENDED DECEMBER 31, 2004

$ million
						Currency			Major
		Discontinued	Reclassi-	Retirement	Share-based	translation		Reversals of	inspection
	IFRS	operations	fications	benefits	compensation	differences	Impairments	impairments	costs	Other	US GAAP
Revenue	266,386	(8,468)	2,304	–	–	–	–	–	–	7	260,229
Cost of sales	223,259	(5,479)	134	(306)	(128)	102	(730)	211	223	54	217,340

Gross profit	43,127	(2,989)	2,170	306	128	(102)	730	(211)	(223)	(47)	42,889
Selling, distribution and administrative expenses	15,098	(707)	3	50	(14)	28		–	–	86	14,544
Exploration	1,809	(5)	19	–	–	–	–	–	–	–	1,823
Research and development	–	–	553	–	–	–	–	–	–	–	553
Share of profit of equity accounted investments	5,015	(252)	1,420	(6)	–	–	(212)	(258)	(50)	(4)	5,653
Interest and other income	1,483	(28)	193	–	–	–	–	–	–	43	1,691
Interest expense	1,059	(56)	314	–	–	–	–	–	–	(102)	1,215

Income before taxation	31,659	(2,501)	2,894	250	142	(130)	518	(469)	(273)	8	32,098
Taxation	12,168	(437)	2,894	77	27	–	258	–	(75)	120	15,032
Income attributable to minority interest										626	626

Income from continuing operations	19,491	(2,064)	–	173	115	(130)	260	(469)	(198)	(738)	16,440
Income/(loss) from discontinued operations	(234)	1,976	–	–	–	–	–	–	–	–	1,742

Income for the period	19,257	(88)	–	173	115	(130)	260	(469)	(198)	(738)	18,182

Attributable to minority interest	717	(88)	–	(3)	–	–	–	–	(2)	(624)

Income attributable to shareholders of Royal Dutch Shell plc	18,540	–	–	176	115	(130)	260	(469)	(196)	(114)	18,182

EARNINGS PER SHARE UNDER US GAAP

			$
	2006	2005	2004
Basic earnings per share	3.87	3.84	2.69
Continuing operations	3.85	3.66	2.43
Discontinued operations	0.02	0.10	0.26
Cumulative effect of change in accounting policy	–	0.08	–
Diluted earnings per share	3.85	3.83	2.69
Continuing operations	3.83	3.65	2.43
Discontinued operations	0.02	0.10	0.26
Cumulative effect of change in accounting policy	–	0.08	–

The principles of the calculation and the number of shares used are given in Note 35.
Royal Dutch Shell plc 153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 38 CONTINUED
RECONCILIATION OF CONSOLIDATED BALANCE SHEET FROM IFRS TO US GAAP AS AT DECEMBER 31, 2006

$ million
		Retirement		Reversals of
	IFRS	benefits	Impairments	impairments	Investments	Other	US GAAP
Assets
Non-current assets
Intangible assets
cost	6,594	–	–	–	–	1,088	7,682
accumulated depreciation	(1,786)	–	–	–	–	(1,086)	(2,872)

	4,808	–	–	–	–	2	4,810

Property, plant and equipment
cost	219,176	–	–	–	–	(105)	219,071
accumulated depreciation	(118,188)	–	613	–	–	67	(117,508)

	100,988	–	613	–	–	(38)	101,563

Investments:
equity accounted investments	20,740	(80)	–	(290)	(82)	83	20,371
financial assets	4,493	(8)	–	–	(1,232)	37	3,290
Deferred tax	2,968	105	–	–	–	(264)	2,809
Other	9,394	6,091	–	–	–	(128)	15,357

	143,391	6,108	613	(290)	(1,314)	(308)	148,200

Current assets
Inventories	23,215	–	–	–	–	–	23,215
Accounts receivable	59,668	–	–	–	–	–	59,668
Cash and cash equivalents	9,002	–	–	–	–	–	9,002

	91,885	–	–	–	–	–	91,885

Total assets	235,276	6,108	613	(290)	(1,314)	(308)	240,085

Liabilities
Non-current liabilities
Debt	9,713	–	–	–	–	(125)	9,588
Deferred tax	13,094	1,604	221	(105)	–	35	14,849
Provisions	16,451	1,034	–	–	–	(234)	17,251
Other	4,325	46	–	–	–	169	4,540

	43,583	2,684	221	(105)	–	(155)	46,228

Current liabilities
Debt	6,060	–	–	–	–	(43)	6,017
Accounts payable, accrued liabilities and provisions	64,667	(83)	–	–	–	19	64,603
Taxes payable	6,021	–	–	–	–	1	6,022

	76,748	(83)	–	–	–	(23)	76,642

Total liabilities	120,331	2,601	221	(105)	–	(178)	122,870

Minority interest						9,197	9,197

Equity attributable to shareholders of Royal Dutch Shell plc	105,726	3,534	392	(185)	(1,313)	(136)	108,018
Minority interest	9,219	(27)	–	–	(1)	(9,191)	–

Total equity	114,945	3,507	392	(185)	(1,314)	(9,327)	108,018

Total liabilities and equity	235,276	6,108	613	(290)	(1,314)	(308)	240,085

154 Royal Dutch Shell plc

RECONCILIATION OF CONSOLIDATED BALANCE SHEET FROM IFRS TO US GAAP AS AT DECEMBER 31, 2005

$ million
		Retirement		Reversals of
	IFRS	benefits	Impairments	impairments	Investments	Other	US GAAP
Assets Non-current assets
Intangible assets cost	5,846	304	–	–	–	1,103	7,253
accumulated depreciation	(1,496)	–	–	–	–	(1,113)	(2,609)

	4,350	304	–	–	–	(10)	4,644

Property, plant and equipment cost	190,809	–	–	–	–	(127)	190,682
accumulated depreciation	(103,251)	–	663	(148)	–	61	(102,675)

	87,558	–	663	(148)	–	(66)	88,007

Investments:
equity accounted investments	16,905	97	–	(352)	–	35	16,685
financial assets	3,672	–	–	–	(780)	42	2,934
Deferred tax	2,562	(779)	(3)	–	–	(21)	1,759
Other	6,577	5,455	–	–	–	(276)	11,756

	121,624	5,077	660	(500)	(780)	(296)	125,785

Current assets
Inventories	19,776	–	–	–	–	–	19,776
Accounts receivable	66,386	–	–	–	–	(31)	66,355
Cash and cash equivalents	11,730	–	–	–	–	–	11,730

	97,892	–	–	–	–	(31)	97,861

Total assets	219,516	5,077	660	(500)	(780)	(327)	223,646

Liabilities
Non-current liabilities
Debt	7,578	–	–	–	–	(210)	7,368
Deferred tax	10,763	1,240	217	(121)	–	(6)	12,093
Provisions	13,192	(181)	–	–	–	(160)	12,851
Other	5,095	–	–	–	–	251	5,346

	36,628	1,059	217	(121)	–	(125)	37,658

Current liabilities
Debt	5,338	–	–	–	–	(10)	5,328
Accounts payable, accrued liabilities and provisions	70,844	(47)	–	–	–	(34)	70,763
Taxes payable	8,782	–	–	–	–	6	8,788

	84,964	(47)	–	–	–	(38)	84,879

Total liabilities	121,592	1,012	217	(121)	–	(163)	122,537

Minority interest						7,006	7,006

Equity attributable to shareholders of Royal Dutch Shell plc	90,924	4,050	443	(379)	(780)	(155)	94,103
Minority interest	7,000	15	–	–	–	(7,015)

Total equity	97,924	4,065	443	(379)	(780)	(7,170)	94,103

Total liabilities and equity	219,516	5,077	660	(500)	(780)	(327)	223,646

Royal Dutch Shell plc 155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 38 CONTINUED
The Consolidated Financial Statements of the Shell Group are prepared in accordance with IFRS, which differs in certain respects from US Generally Accepted Accounting Principles (US GAAP).
DISCONTINUED OPERATIONS
The definition of activities classified as discontinued operations differs from that under IFRS. Under IFRS the activity must be a separate major line of business or geographical area of operations and equity accounted or other investments are included in this classification. Under US GAAP this definition is broadened to include a component of an entity (rather than a separate major line of business or geographical area of operations) but equity accounted or other investments are excluded. As a result, all of the items presented as discontinued operations in 2006, 2005 and 2004 under US GAAP are included within continuing operations under IFRS. In 2005 and 2004 the Shell Group’s equity accounted investment in Basell was classified under IFRS as a discontinued operation and under US GAAP included within continuing operations. In 2006 in Oil Products certain refineries have been classified as held for sale and are reported under US GAAP as discontinued operations.
RECLASSIFICATIONS
Reclassifications are differences in line item allocation under IFRS which do not affect equity or income compared with that shown under US GAAP. They mainly comprise:
•	Under IFRS the carrying amount of the accumulated amortisation of goodwill was eliminated against the cost of goodwill. For US GAAP this transition adjustment is reversed.
•	Incorporated joint ventures, in which the Group has a liability proportionate to its interest, are presented as equity accounted investments. For US GAAP purposes, the Shell Group proportionally consolidated these joint ventures until December 31, 2004. As of January 1, 2005, these joint ventures are presented as equity accounted investments under US GAAP.
•	The Group share of profit of equity accounted investments is reported on a single line (net of net finance costs and tax), which differs from the presentation under US GAAP until December 31, 2004.
•	Research and development costs are included in cost of sales while these are separately disclosed under US GAAP.
•	Accretion expense for asset retirement obligations is reported as interest expense under IFRS and as cost of sales under US GAAP.
RETIREMENT BENEFITS
Under IFRS, all gains and losses related to defined benefit pension arrangements and other post retirement benefits at the date of transition to IFRS have been recognised in the 2004 opening balance sheet, with a corresponding reduction in equity of $4,938 million. Under US GAAP these amounts are deferred and subject to amortisation, therefore equity under US GAAP at December 31, 2006 is higher. Under IFRS, the use of the fair value of pension plan assets (rather than market-related value under US GAAP) to calculate annual expected investment returns and the changed approach to amortisation of investment gains/losses can be expected to increase volatility in income going forward as compared to past IFRS and US GAAP results. The Group adopted FASB Statement No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”) as of December 31, 2006. FAS 158 requires that on a prospective basis the funded status of the defined benefit pension and other postretirement benefit plans on the consolidated balance sheet are recognised. The gains or losses and prior service costs or credits that arise during the period are recognised as a component of accumulated other comprehensive income/(loss), net of tax, but are not recognised as components of net periodic benefit cost.
SHARE-BASED COMPENSATION
Under IFRS, share-based compensation awarded after November 7, 2002 and not vested at January 1, 2005 is recognised as an expense based on its fair value. For US GAAP the Group has adopted SFAS 123R as of January 1, 2005 using the modified prospective approach and this will minimise the difference between US GAAP and IFRS reporting. The remaining difference relates to share-based compensation not yet vested and granted before November 7, 2002, which under US GAAP is also recognised as an expense, and the treatment of deferred tax on share-based compensation. Under IFRS deferred tax is remeasured every reporting period and under US GAAP deferred tax is estimated at grant date and not subsequently revised.
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
CUMULATIVE CURRENCY TRANSLATION DIFFERENCES
Under IFRS at January 1, 2004, the balance of cumulative currency translation differences of $1,208 million was eliminated by increasing retained earnings. For US GAAP there is no change in the accounting for cumulative currency translation differences and the amount is included in accumulated other comprehensive income. Equity in total under both IFRS and US GAAP was not impacted.
Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income under both IFRS and US GAAP. Due to the elimination of the opening balance as at January 1, 2004, the amounts of cumulative currency translation differences that are taken to income may differ between IFRS and US GAAP.
156 Royal Dutch Shell plc

IMPAIRMENTS
Impairments under IFRS are based on discounted cash flows. Under US GAAP, only if an asset’s estimated undiscounted future cash flows are below its carrying amount is a determination required of the amount of any impairment based on discounted cash flows. There is no undiscounted test under IFRS.
REVERSAL OF IMPAIRMENTS
Under IFRS, a favourable change in the circumstance which resulted in an impairment of an asset other than goodwill would trigger the requirement for a redetermination of the amount of the impairment and any reversal is recognised in income. Under US GAAP, impairments are not reversed.
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
OTHER
Other reconciling items include differences arising from the accounting for income taxes and leases.
CASH FLOW STATEMENT
The Group compiles the cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC’s rules applicable to Annual Reports on Form 20-F permit the compilation of the cash flow statement under IAS 7.
REVENUE
EITF Issue no. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty was ratified in September 2005 and requires “buy/sell” contractual arrangements entered into after March 15, 2006, or modifications or renewals of existing arrangements after that date, to be reported net in the Consolidated Statement of Income and accounted for as non-monetary transactions; earlier adoption in 2005 was permitted. The Shell Group has implemented EITF 04-13 and implementation does not create a GAAP difference with the Shell Group’s IFRS financial statements. The Group has entered into buy/sell agreements which, if reported net under EITF 04-13, would lead to a reduction in revenue and cost of sales for 2005 of $15,720 million and $15,749 million respectively (2004: $24,744 million and $24,719 million), without impact on income.
RECENT US GAAP ACCOUNTING PRONOUNCEMENTS
In addition to the new accounting standards and interpretations discussed in Note 2, the effects of which, if any, on the reconciliation of the Group’s Consolidated Financial Statements from IFRS to US GAAP are discussed above, certain new pronouncements affecting US GAAP are in issue which are not required to be adopted until after 2006 and which have not been adopted early by the Group.
FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (“FIN 48”) becomes effective for the Group and will be adopted from January 1, 2007. FIN 48 clarifies how positions taken or expected to be taken by an entity on its tax return that are subject to varied interpretation are to be reflected in financial statements and introduces additional related disclosure requirements. Adoption of FIN 48 will not have a significant impact on the Group’s Consolidated Financial Statements, however additional disclosures will be required.
FASB Statement No. 157 Fair Value Measurement (“FAS 157”) becomes effective for the Group and will be adopted from January 1, 2008. FAS 157 aims to achieve consistency of approach whenever assets and liabilities are required to be measured at fair value, and introduces certain disclosure requirements. The Group is in the early stages of its implementation of FAS 157 but does not expect any significant impact on the Group’s Consolidated Financial Statements. FAS 157 is also under consideration by the IASB, which may incorporate its provisions into IFRS; however, at this stage it is not possible to ascertain the extent to which the two regimes will ultimately converge in this area.
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
Royal Dutch Shell plc 157

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 38 CONTINUED

								$ million
	Pension benefits							Other benefits
					2006			2005
	2006	2005	USA	Other	Total	USA	Other	Total
Change in benefit obligation
Obligations for benefits based on employee service to date at January 1	55,677	54,822	2,699	444	3,143	2,509	611	3,120
Increase in present value of the obligation for benefits based on employee service during the year	1,285	1,163	38	15	53	36	29	65
Interest on the obligation for benefits in respect of employee service in previous years	2,648	2,575	140	20	160	142	26	168
Benefit payments made	(2,535)	(2,456)	(121)	(17)	(138)	(115)	(27)	(142)
Currency translation effects	5,250	(5,448)	–	24	24	–	(46)	(46)
Other components[A]	(2,067)	5,021	(56)	(23)	(79)	127	(149)	(22)

Obligations for benefits based on employee service to date at December 31	60,258	55,677	2,700	463	3,163	2,699	444	3,143

Change in plan assets
Plan assets held in trust at fair value at January 1	54,650	51,874
Expected return on plan assets	3,668	3,550
Actuarial gains/(losses)	4,465	5,740
Employer contributions	1,309	1,276
Plan participants’ contributions	71	61
Benefit payments made	(2,535)	(2,456)
Currency translation effects	5,848	(5,392)
Other components	3	(3)

Plan assets held in trust at fair value at December 31	67,479	54,650

Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	7,221	(1,027)	(2,700)	(463)	(3,163)	(2,699)	(444)	(3,143)
Unrecognised net (gains)/losses remaining from the adoption of current method of determining pension costs		1
Unrecognised net (gains)/losses since adoption		8,148				797	215	1,012
Unrecognised prior service cost/(credit)		967				(25)	(162)	(187)
Share of non-Group companies[B]	1,465

Net amount recognised	5,756	8,089	(2,700)	(463)	(3,163)	(1,927)	(391)	(2,318)

Amounts recognised in the Consolidated Balance Sheet:
Intangible assets		298
Minimum pension liability (recognised in Accumulated Other Comprehensive Income before adoption of FAS 158)		3,484
Prepaid pension costs	9,800	7,903
Accrued benefit obligations:
Current	(179)	(176)	(100)	(17)	(117)	(46)	(12)	(58)
Non-current	(3,865)	(3,420)	(2,600)	(446)	(3,046)	(1,881)	(379)	(2,260)

Net amount recognised	5,756	8,089	(2,700)	(463)	(3,163)	(1,927)	(391)	(2,318)

Amounts recognised in Equity – Accumulated Other Comprehensive Income (after adoption of FAS 158):
Actuarial net (gains)/losses	2,423		672	247	919
Prior service cost/(credit)	1,108		(16)	(180)	(196)

Total	3,531		656	67	723

[A]	Other components comprise mainly the effect of changes in actuarial assumptions.

[B]	Non-Group companies participate in the defined benefits plans in the UK and the Netherlands. The benefit obligation and asset are shown for the total benefit plan while only the Group interest in the net amount recognised is included in the Consolidated Balance Sheet. Before the transition to FAS 158 the share of non-Group companies was included in unrecognised net gains/losses since adoption.
158 Royal Dutch Shell plc

Additional information

		$ million
	2006	2005
Obligation for pension benefits in respect of unfunded plans	1,931	1,904
Accumulated benefit obligation	54,336	49,381
For employee retirement plans with projected benefit obligation in excess of plan assets, the respective amounts are:
Projected benefit obligation	16,253	15,291
Plan assets	14,284	12,404
For employee retirement plans with accumulated benefit obligation in excess of plan assets, the respective amounts are:
Accumulated benefit obligation	12,959	13,910
Plan assets	11,896	12,151
Actual return on plan assets	8,133	9,290

Benefit costs for the year comprise:

												$ million
	Pension benefits										Other benefits
				2006			2005			2004
	2006	2005	2004	USA	Other	Total	USA	Other	Total	USA	Other	Total
Service cost	1,285	1,163	1,086	38	15	53	36	29	65	35	16	51
Interest cost	2,648	2,575	2,529	140	20	160	142	26	168	139	28	167
Expected return on plan assets	(3,668)	(3,550)	(3,894)
Other components	720	488	317	40	5	45	47	4	51	41	8	49

Cost of defined benefit plans	985	676	38	218	40	258	225	59	284	215	52	267
Payments to defined contribution plans	203	189	221

	1,188	865	259	218	40	258	225	59	284	215	52	267

The cost of defined benefit plans is reported in the Consolidated Statement of Income, principally within cost of sales.
Estimated amortisation 2007
The estimated amounts that will be amortised from Accumulated Other Comprehensive Income into benefit costs during 2007 are:

				$ million
	Pension benefits	Other benefits
		USA	Other	Total
Actuarial net (gains)/losses	310	46	–	46
Prior service cost/(credit)	181	(9)	–	(9)

Royal Dutch Shell plc 159

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS     NOTE 38 CONTINUED
Incremental effect of FAS 158
The incremental effect of applying FAS 158 on individual items in the Consolidated Balance Sheet at December 31, 2006 was as follows:

		$ million
	Before application	Adjustments	After application
	of FAS 158		of FAS 158
Assets
Non-current assets
Intangible assets	5,160	(350)	4,810
Property, plant and equipment	101,563	–	101,563
Investments:
equity accounted investments	20,505	(134)	20,371
financial assets	3,290	–	3,290
Deferred tax	2,743	66	2,809
Other	15,015	342	15,357

	148,276	(76)	148,200

Current assets
Inventories	23,215	–	23,215
Accounts receivable	59,668	–	59,668
Cash and cash equivalents	9,002	–	9,002

	91,885	–	91,885

Total assets	240,161	(76)	240,085

Liabilities
Non-current liabilities
Debt	9,588	–	9,588
Deferred tax	15,566	(717)	14,849
Provisions	15,530	1,721	17,251
Other	4,494	46	4,540

	45,178	1,050	46,228

Current liabilities
Debt	6,017	–	6,017
Accounts payable, accrued liabilities and provisions	64,603	–	64,603
Taxes payable	6,022	–	6,022

	76,642	–	76,642

Total liabilities	121,820	1,050	122,870

Minority interest	9,268	(71)	9,197

Equity attributable to shareholders of Royal Dutch Shell plc	109,073	(1,055)	108,018

Total equity	109,144	(1,126)	108,018

Total liabilities and equity	240,161	(76)	240,085

160 Royal Dutch Shell plc

SUPPLEMENTARY INFORMATION

Oil and gas (unaudited)
RESERVES
Net quantities (which are unaudited)[A] of proved oil and gas reserves are shown in the tables on pages 162 to 165[B]. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The unaudited reserve volumes reported exclude volumes attributable to oil and gas discoveries that are not at present considered proved. Such volumes will be included when technical, fiscal and other conditions allow them to be economically developed and produced.
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
Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement. These estimates remain subject to revision and are unaudited supplementary information.
In addition to proved conventional liquids and natural gas reserves, the Group has significant interests in proven oil sands reserves in Canada associated with the Athabasca Oil Sands Project. The Group views these reserves and their development as an integral part of its total upstream operations. However, since SEC regulations define these reserves as mining-related and not part of conventional oil and gas reserves, these are presented separately to the conventional oil and gas reserves. The oil sands reserves are not included in the standardised measure of discounted cash flows for conventional oil and gas reserves presented on pages 166 to 167.

[A]	Reserves, reserves volumes and reserves related information and disclosure are referred to as “unaudited” as a means of clarifying that this information is not covered by the audit opinion of the independent registered accounting firm that has audited and reported on the Financial Statements of the Group or the Parent Company.

[B]	Reserves volumes and Standardised Measure data for 2004 and 2005 have been reclassified in line with 2006 to reflect the move of Pakistan from Asia Pacific to the Middle East, Russia and CIS region for reporting purposes.
Royal Dutch Shell plc 161

SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)
CRUDE OIL AND NATURAL GAS LIQUIDS
Group companies’ estimated net proved reserves of crude oil and natural gas liquids at the end of the year, their share of the net proved reserves of equity accounted investments at the end of the year, and the changes in such reserves during the year are set out below.
Significant changes in crude oil and natural gas liquids proved developed and undeveloped reserves are discussed below:
2006 COMPARED TO 2005
Group companies
Africa – As a result of the damage to our production facilities due to civil unrest in Nigeria, the Group has reclassified 127 million barrels from proved developed reserves to proved undeveloped reserves.
Middle East, Russia, CIS – The increase of 186 million barrels in extensions and discoveries was primarily related to the recognition of NGL reserves for our GTL project in Qatar, which took final investment decision during 2006.
Other Western Hemisphere – The increase of 68 million barrels in purchases of minerals in place was related to the Shell Canada acquisition of BlackRock.

PROVED DEVELOPED AND UNDEVELOPED RESERVES				million barrels 2006
	Eastern Hemisphere				Western Hemisphere
			Asia	Middle East
	Europe	Africa[A]	Pacific[B]	Russia, CIS[C]	USA	Other	Total
Group companies
At January 1	857	882	173	993	416	145	3,466
Revisions and reclassifications	30	5	22	7	33	(40)	57
Improved recovery	–	–	–	–	27	–	27
Extensions and discoveries	5	12	1	186	20	9	233
Purchases of minerals in place	20	–	–	–	1	68	89
Sales of minerals in place	(22)	–	–	–	(15)	(2)	(39)
Production	(179)	(124)	(40)	(104)	(84)	(32)	(563)
Transfers to equity accounted investments	–	–	–	–	–	–	–

At December 31	711	775	156	1,082	398	148	3,270

Group share of equity accounted investments
At January 1	14	–	241	490	425	–	1,170
Revisions and reclassifications	–	–	(11)	(55)	(80)	34	(112)
Improved recovery	–	–	–	–	–	–	–
Extensions and discoveries	–	–	1	14	–	2	17
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–
Production	(2)	–	(48)	(62)	(33)	(3)	(148)
Transfers to equity accounted investments	–	–	–	–	–	–	–

At December 31	12	–	183	387	312	33	927

Minority interests’ share of Group companies

At December 31	–	13	–	118	–	31	162

PROVED DEVELOPED RESERVES				million barrels 2006
	Eastern Hemisphere				Western Hemisphere
			Asia	Middle East
	Europe	Africa[A]	Pacific[B]	Russia, CIS[C]	USA	Other	Total
Group companies
At January 1	639	532	93	437	230	86	2,017
At December 31 [D]	533	374	92	386	204	88	1,677

Group share of equity accounted investments
At January 1	12	–	163	360	346	–	881
At December 31 [D]	11	–	132	350	256	24	773

OIL SANDS [E]			million barrels 2006
	Eastern Hemisphere				Western Hemisphere
			Asia	Middle East
	Europe	Africa[A]	Pacific[B]	Russia, CIS[C]	USA	Other	Total
Group companies
At January 1						746	746
Revisions and reclassifications						(19)	(19)
Extensions and discoveries						437	437
Production						(30)	(30)

At December 31						1,134	1,134

Minority interests’ share of oil sands

At December 31						250	250

[A]	Excludes Egypt.

[B]	Excludes Sakhalin.

[C]	Includes Caspian region, Egypt and Sakhalin.

[D]	After accounting for a transfer of developed reserves from Group to equity accounted investments of 360 million barrels at the end of 2004.

[E]	Petroleum reserves from operations that do not qualify as oil and gas producing activities, such as our Athabasca Oil Sands Project, are not included in oil and gas reserves and are not considered in the standardised measure of discounted future cash flows for oil and gas reserves. The petroleum reserves for the Athabasca Oil Sands Project are presented in this report net of royalty volumes.
162 Royal Dutch Shell plc

Equity accounted investments
Middle East, Russia, CIS – The downward revision of 55 million barrels in revisions and reclassifications was primarily related to a combination of the acquisition of new well and performance data and changing economic conditions.
USA – The downward revision of 80 million barrels in revisions and reclassifications was primarily related to the re-evaluation of reserves in a non-operated field as a result of new production data.
2005 COMPARED TO 2004
Group companies
Africa – The largest single factor contributing to the decrease of 206 million barrels in revisions and reclassifications was a review of ongoing projects which took into account continuing funding constraints imposed by joint venture partners as well as increasing cost pressures and resulted in a redefinition and re-prioritisation of a number of large integrated oil and gas gathering projects to optimise use of available capital and investment opportunities. The remainder of the reduction is attributable to other factors, primarily including production performance, the use of revised volumetric analyses, increased cost estimates, re-evaluation of the applicability of analogues and revisions to development plans.
Middle East, Russia, CIS – The increase of 256 million barrels in extensions and discoveries was primarily due to the recognition of volumes associated with the further development of the Kashagan field in Kazakhstan.

million barrels 2005							million barrels 2004
		Eastern Hemisphere		Western Hemisphere			Eastern Hemisphere				Western Hemisphere
		Asia	Middle East						Asia	Middle East
Europe	Africa[A]	Pacific[B]	Russia, CIS[C]	USA	Other	Total	Europe	Africa[A]	Pacific[B]	Russia, CIS[C]	USA	Other	Total
953	1,145	245	798	458	146	3,745	1,179	1,379	303	1,202	547	379	4,989
82	(206)	(27)	37	23	28	(63)	(26)	(46)	13	80	(2)	(197)	(178)
2	1	–	3	–	–	6	6	2	–	4	–	–	12
22	78	–	256	20	–	376	5	13	10	68	12	2	110
3	–	–	10	1	–	14	–	–	–	–	–	–	–
(10)	–	(3)	–	–	–	(13)	(2)	(57)	(35)	–	–	–	(94)
(195)	(136)	(42)	(111)	(86)	(29)	(599)	(209)	(146)	(46)	(172)	(99)	(38)	(710)
–	–	–	–	–	–	–	–	–	–	(384)	–	–	(384)

857	882	173	993	416	145	3,466	953	1,145	245	798	458	146	3,745

18	–	276	457	392	–	1,143	21	–	304	86	413	–	824
(2)	–	8	84	65	–	155	–	–	(22)	(13)	18	–	(17)
–	–	–	–	–	–	–	–	–	38	–	–	–	38
–	–	–	–	4	–	4	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–	–	–	–	–	–	–
–	–	(2)	–	–	–	(2)	–	–	(1)	–	–	–	(1)
(2)	–	(41)	(51)	(36)	–	(130)	(3)	–	(43)	–	(39)	–	(85)
–	–	–	–	–	–	–	–	–	–	384	–	–	384

14	–	241	490	425	–	1,170	18	–	276	457	392	–	1,143

–	18	–	121	–	18	157	–	23	1	109	–	14	147

million barrels 2005							million barrels 2004
Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere
		Asia	Middle East						Asia	Middle East
Europe	Africa[A]	Pacific[B]	Russia, CIS[C]	USA	Other	Total	Europe	Africa[A]	Pacific[B]	Russia, CIS[C]	USA	Other	Total
740	617	134	475	242	115	2,323	945	777	184	864	291	191	3,252
639	532	93	437	230	86	2,017	740	617	134	475	242	115	2,323

15	–	187	360	349	–	911	17	–	224	1	364	–	606
12	–	163	360	346	–	881	15	–	187	360	349	–	911

million barrels 2005							million barrels 2004
Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere
		Asia	Middle East						Asia	Middle East
Europe	Africa[A]	Pacific[B]	Russia, CIS[C]	USA	Other	Total	Europe	Africa[A]	Pacific[B]	Russia, CIS[C]	USA	Other	Total

					615	615						572	572
					166	166						72	72
					–	–						–	–
					(35)	(35)						(29)	(29)

					746	746						615	615

					164	164						135	135

Royal Dutch Shell plc 163

SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)
NATURAL GAS
Group companies’ estimated net proved reserves of natural gas at the end of the year, their share of the net proved reserves of equity accounted investments at the end of the year, and the changes in such reserves during the year are set out below. The volumes in the table below have not been adjusted to standard heat content. Apart from integrated LNG and GTL projects, volumes of gas are reported on an “as-sold” basis and are treated as equivalent without regard to the quality of the gas (e.g. with respect to the inert gas content thereof or the various hydrocarbon components). The price used to calculate future revenues and cash flows from proved gas reserves is that realised at year-end based on “as-sold” volumes. For integrated LNG and GTL projects the volumes reported are those measured at a designated transfer point between the upstream and downstream portions of the integrated project and reflect the composition of the gas stream at this point. As such, the realised or the applicable integrated project transfer price reflects the quality of the gas, both in terms of inert components that reduce gas quality and hydrocarbon components with high molecular weights that enrich the quality of the gas.
Significant changes in natural gas proved developed and undeveloped reserves are discussed below:
2006 COMPARED TO 2005
Group companies
Europe – The downward revision of 302 thousand million scf in revisions and reclassifications was primarily related to year-end price effects and field re-evaluations in a number of fields following the acquisition of new well and performance data.
Africa – The downward revision of 266 thousand million scf in revisions and reclassifications was primarily related to field re-evaluations in a number of fields following the acquisition of new performance data, review of the applicability of analogue reservoirs and re-appraisal of future development plans. This is offset by the increase of 348 thousand million scf in extensions and discoveries that is primarily related to the maturation of a number of gas projects committed to LNG and domestic gas.

PROVED DEVELOPED AND UNDEVELOPED RESERVES [A]				thousand million standard cubic feet 2006
	Eastern Hemisphere				Western Hemisphere
			Asia	Middle East
	Europe	Africa[B]	Pacific[C]	Russia, CIS[D]	USA	Other	Total
Group companies
At January 1	5,748	2,173	5,615	7,239	2,680	1,457	24,912
Revisions and reclassifications	(302)	(266)	431	(274)	167	(45)	(289)
Improved recovery	–	–	–	–	–	–	–
Extensions and discoveries	228	348	61	6,723	115	101	7,576
Purchases of minerals in place	18	–	–	–	97	–	115
Sales of minerals in place	(20)	–	–	–	(6)	(3)	(29)
Production	(721)	(166)	(622)	(106)	(424)	(188)	(2,227)

At December 31	4,951	2,089	5,485	13,582	2,629	1,322	30,058

Group share of equity accounted investments
At January 1	11,974	–	2,712	–	18	–	14,704
Revisions and reclassifications	420	–	(276)	–	(12)	1	133
Improved recovery	–	–	–	–	–	–	–
Extensions and discoveries	73	–	2	–	–	–	75
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–
Production	(565)	–	(262)	–	(1)	–	(828)

At December 31	11,902	–	2,176	–	5	1	14,084

Minority interests’ share of proved reserves of Group companies

At December 31	–	–	33	3,132	–	241	3,406

PROVED DEVELOPED RESERVES [A]				thousand million standard cubic feet 2006
	Eastern Hemisphere				Western Hemisphere
			Asia	Middle East
	Europe	Africa[B]	Pacific[C]	Russia, CIS[D]	USA	Other	Total
Group companies
At January 1	3,662	782	2,249	225	1,608	906	9,432
At December 31	3,224	601	2,263	134	1,504	871	8,597

Group share of equity accounted investments
At January 1	10,109	–	1,443	–	15	–	11,567
At December 31	9,827	–	1,260	–	4	1	11,092

[A]	These quantities have not been adjusted to standard heat content.

[B]	Excludes Egypt.

[C]	Excludes Sakhalin.

[D]	Includes Caspian region, Egypt and Sakhalin.
164 Royal Dutch Shell plc

Asia Pacific – The increase of 431 thousand million scf in revisions and reclassifications was primarily related to increases in proved gas in place volumes in a number of fields as a result of additional well data.
Middle East, Russia, CIS – The increase of 6,723 thousand million scf in extensions and discoveries was primarily related to the recognition of gas reserves for our GTL project in Qatar, which took final investment decision during 2006.
Equity accounted investments
Asia Pacific – The downward revision of 276 thousand million scf in revisions and reclassifications was primarily related to the acquisition of new performance data and the re-appraisal of future development plans.
2005 COMPARED TO 2004
Group companies
Africa – The largest single factor contributing to the decrease of 221 thousand million scf in revisions and reclassifications was a review of ongoing projects which took into account continuing funding constraints imposed by joint venture partners as well as increasing cost pressures and resulted in a redefinition and re-prioritisation of a number of large integrated oil and gas gathering projects to optimise use of available capital and investment opportunities. The remainder of the reduction is attributable to other factors, primarily including production performance, the use of revised volumetric analyses, increased cost estimates, re-evaluation of the applicability of analogues and revisions to development plans.
Asia Pacific – The downward revision of 669 thousand million scf in revisions and reclassifications was primarily due to development drilling in certain Malaysian properties that confirmed the presence of structural uncertainties.
Middle East, Russia, CIS – The increase of 1,842 thousand million scf in extensions and discoveries was primarily due to new sales agreements and modifications to development plans covering gas volumes to be produced from the Sakhalin development in Russia.

thousand million standard cubic feet 2005							thousand million standard cubic feet 2004
Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere
		Asia	Middle East						Asia	Middle East
Europe	Africa[B]	Pacific[C]	Russia, CIS[D]	USA	Other	Total	Europe	Africa[B]	Pacific[C]	Russia, CIS[D]	USA	Other	Total

5,964	2,532	6,579	5,607	2,823	1,545	25,050	6,697	2,743	7,184	3,796	3,143	1,628	25,191
289	(221)	(669)	(91)	116	(47)	(623)	(172)	(74)	42	221	(100)	(45)	(128)
–	–	–	–	–	–	–	9	–	–	–	–	4	13
234	–	213	1,842	148	135	2,572	213	–	171	2,128	257	192	2,961
57	–	61	–	11	6	135	–	–	–	–	9	–	9
(18)	–	–	–	–	–	(18)	(48)	–	(310)	(258)	–	(37)	(653)
(778)	(138)	(569)	(119)	(418)	(182)	(2,204)	(735)	(137)	(508)	(280)	(486)	(197)	(2,343)

5,748	2,173	5,615	7,239	2,680	1,457	24,912	5,964	2,532	6,579	5,607	2,823	1,545	25,050

12,513	–	2,987	–	17	–	15,517	13,219	–	3,122	–	27	–	16,368
31	–	(23)	–	3	–	11	(97)	–	120	–	(8)	–	15
2	–	–	–	–	–	2	–	–	45	–	–	–	45
5	–	–	–	–	–	5	8	–	1	–	–	–	9
–	–	–	–	–	–	–	–	–	–	–	–	–	–
(3)	–	–	–	–	–	(3)	–	–	(55)	–	–	–	(55)
(574)	–	(252)	–	(2)	–	(828)	(617)	–	(246)	–	(2)	–	(865)

11,974	–	2,712	–	18	–	14,704	12,513	–	2,987	–	17	–	15,517

–	–	36	3,059	–	261	3,356	–	–	56	2,231	–	274	2,561

thousand million standard cubic feet 2005							thousand million standard cubic feet 2004
Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere
		Asia	Middle East						Asia	Middle East
Europe	Africa[B]	Pacific[C]	Russia, CIS[D]	USA	Other	Total	Europe	Africa[B]	Pacific[C]	Russia, CIS[D]	USA	Other	Total

3,258	919	2,553	315	1,875	1,080	10,000	3,792	886	3,012	562	1,754	1,297	11,303
3,662	782	2,249	225	1,608	906	9,432	3,258	919	2,553	315	1,875	1,080	10,000

9,731	–	1,606	–	15	–	11,352	7,719	–	1,825	–	22	–	9,566
10,109	–	1,443	–	15	–	11,567	9,731	–	1,606	–	15	–	11,352

Royal Dutch Shell plc 165

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

				$ million
	Eastern Hemisphere				Western Hemisphere		2006
			Asia	Middle East
	Europe	Africa[A]	Pacific[B]	Russia, CIS[C]	USA	Other	Total
Group companies
Future cash inflows	75,438	49,408	23,993	101,791	35,586	11,176	297,392
Future production costs	31,321	14,410	6,414	25,498	16,504	4,946	99,093
Future development costs	10,976	5,853	5,603	19,654	4,952	1,115	48,153
Future tax expenses	24,112	17,388	4,086	20,735	4,946	1,340	72,607

Future net cash flows	9,029	11,757	7,890	35,904	9,184	3,775	77,539
Effect of discounting cash flows at 10%	808	3,324	3,371	23,531	2,333	1,127	34,494

Standardised measure of discounted future net cash flows	8,221	8,433	4,519	12,373	6,851	2,648	43,045

Group share of equity accounted investments	8,718	–	1,960	745	3,519	285	15,227

Minority interests included	–	107	2	3,877	–	489	4,475

$ million
	Eastern Hemisphere				Western Hemisphere		2005
			Asia	Middle East
	Europe	Africa[A]	Pacific[B]	Russia, CIS[C]	USA	Other	Total
Group companies
Future cash inflows	100,668	53,262	24,173	87,660	48,640	17,144	331,547
Future production costs	31,018	14,461	5,338	23,444	9,376	4,528	88,165
Future development costs	8,986	5,052	4,756	19,618	2,490	974	41,876
Future tax expenses	39,808	18,071	4,776	18,444	13,743	3,215	98,057

Future net cash flows	20,856	15,678	9,303	26,154	23,031	8,427	103,449
Effect of discounting cash flows at 10%	6,745	4,359	3,954	19,175	8,177	2,781	45,191

Standardised measure of discounted future net cash flows	14,111	11,319	5,349	6,979	14,854	5,646	58,258

Group share of equity accounted investments	8,597	–	2,887	980	4,339	–	16,803

Minority interests included	–	174	20	1,687	–	885	2,766

							$ million
	Eastern Hemisphere				Western Hemisphere		2004
			Asia	Middle East
	Europe	Africa[A]	Pacific[B]	Russia, CIS[C]	USA	Other	Total
Group companies
Future cash inflows	68,937	47,326	25,873	52,153	33,525	12,578	240,392
Future production costs	24,580	13,354	4,747	10,155	5,354	3,600	61,790
Future development costs	10,246	4,928	3,647	10,238	1,841	834	31,734
Future tax expenses	19,391	16,831	5,993	14,185	9,860	2,074	68,334

Future net cash flows	14,720	12,213	11,486	17,575	16,470	6,070	78,534
Effect of discounting cash flows at 10%	4,517	4,037	5,189	11,456	5,803	2,007	33,009

Standardised measure of discounted future net cash flows	10,203	8,176	6,297	6,119	10,667	4,063	45,525

Group share of equity accounted investments	6,872	–	2,814	187	2,429	–	12,302

Minority interests included	–	180	36	1,078	–	548	1,842

[A]	Excludes Egypt.

[B]	Excludes Sakhalin.

[C]	Includes Caspian region, Egypt and Sakhalin.
166 Royal Dutch Shell plc

Change in standardised measure of Group companies discounted future net cash flows relating to proved oil and gas reserves		$ million
	2006	2005	2004
At January 1	58,258	45,525	38,575
Net changes in prices and production costs	(18,339)	45,352	26,347
Extensions, discoveries and improved recovery	10,540	14,467	6,248
Purchases and sales of minerals in place	456	(236)	(564)
Revisions of previous reserve estimates	2,232	1,278	326
Development cost related to future production	(11,236)	(14,030)	(6,873)
Sales and transfers of oil and gas, net of production costs[A]	(37,351)	(33,646)	(25,430)
Development cost incurred during the year	11,323	9,154	9,224
Accretion of discount	10,958	8,259	6,413
Net change in income tax	16,204	(17,865)	(8,741)

At December 31	43,045	58,258	45,525

[A]	Includes a transfer of proved reserves from Group to equity accounted investments of 384 million barrels in 2004 ($260 million).
ADDITIONAL INFORMATION CONCERNING PROVED RESERVES
Proved reserves can be either developed or undeveloped. Group companies proved reserves at December 31, 2006 were divided into 37% developed and 63% undeveloped on a barrel of oil equivalent basis.
Proved reserves are recognised under various forms of contractual agreements. Group proved reserves volumes present in agreements such as production sharing contracts (PSCs) or other forms of economic entitlement contracts where Group share of reserves can vary with actual year-end price are approximately 1,146 million barrels of crude oil and natural gas liquids, and 17,025 thousand million standard cubic feet of gas.
Royal Dutch Shell plc 167

SUPPLEMENTARY INFORMATION
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
DEBT SECURITIES HELD FOR TRADING PURPOSES
There were no debt securities held for trading purposes by Group companies at December 31, 2006 or at December 31, 2005.
DEBT SECURITIES HELD FOR PURPOSES OTHER THAN TRADING
The following two tables give details of debt securities held for purposes other than trading by Group companies at December 31 at estimated fair value, by year of maturity.

2006						$ million
						2012
	2007	2008	2009	2010	2011	and other	Total
Fixed rate dollar debt securities	255	30	12	26	3	54	380
average interest rate	5.5%	6.1%	3.8%	4.0%	5.3%	6.8%
Variable rate dollar debt securities	2	–	–	–	–	–	2
average interest rate	3.2%	–	–	–	–	–
Fixed rate euro debt securities	68	–	25	20		126	239
average interest rate	4.8%	–	4.0%	5.8%	–	5.0%
Fixed rate UK pound debt securities	–	7	–	–	–	27	34
average interest rate	–	5.0%	–	–	–	6.5%
Fixed rate Canadian dollar debt securities	1	–	–	–	–	10	11
average interest rate	4.5%	–	–	–	–	8.4%
Other fixed rate debt securities	27	–	–	–	3	10	40
average interest rate	6.6%	–	–	–	5.3%	5.2%

Total	353	37	37	46	6	227	706

2005				$ million
						2011
	2006	2007	2008	2009	2010	and after	Total
Fixed rate dollar debt securities	1,208	113	30	11	4	63	1,429
average interest rate	4.2%	6.7%	6.1%	3.8%	4.0%	6.5%
Variable rate dollar debt securities	9	–	–	–	–	–	9
average interest rate	4.0%	–	–	–	–	–
Fixed rate euro debt securities	370	38	–	15	8	113	544
average interest rate	2.4%	5.2%	–	4.0%	5.8%	5.2%
Fixed rate UK pound debt securities	282	–	2	–	–	24	308
average interest rate	4.6%	–	5.0%	–	–	7.2%
Fixed rate Canadian dollar debt securities	936	–	–	–	–	9	945
average interest rate	3.2%	–	–	–	–	8.5%
Other fixed rate debt securities	5	–	–	–	–	10	15
average interest rate	12.1%	–	–	–	–	6.4%
Other variable rate debt securities	20	–	–	–	–	–	20
average interest rate	7.4%	–	–	–	–	–

Total	2,830	151	32	26	12	219	3,270

168 Royal Dutch Shell plc

EQUITY SECURITIES HELD FOR PURPOSES OTHER THAN TRADING
At December 31, 2006, Group companies held equity securities for purposes other than trading amounting to $7,140 million (2005: $7,049 million). These included shares of Royal Dutch Shell, amounting to $3,316 million (2005: $3,809 million), held in connection with share-based compensation plans, and a portfolio amounting to $875 million required to be held long term by the Group insurance companies as security for their insurance activities. The portfolio tracks the Morgan Stanley World Index and therefore is spread over 20 of the major stock markets according to respective market capitalisation, including 49% in the USA, 10% in the UK, 11% in Japan, 4% in France, 3% in Switzerland, 3% in Canada and 3% in Germany.
DEBT
Note 19 to the Consolidated Financial Statements gives details of debt owed by Group companies at December 31, 2006 and 2005 by year of maturity.
INTEREST RATE SWAPS/FORWARD RATE AGREEMENTS
Note 26 to the Consolidated Financial Statements gives details of interest rate swaps/forward rate agreements held by Group companies at December 31, 2006 and 2005 by expected year of maturity. These are held for purposes other than trading. The variable interest rate component of contracts is generally linked to inter-bank offer rates.
FOREIGN EXCHANGE CONTRACTS
The following two tables give details of forward exchange contracts held by Group companies at December 31. These are held for purposes other than trading. Contract categories with a contract/notional amount exceeding $100 million and/or an estimated fair value exceeding $10 million (gain or loss) are listed separately.

2006 (all contracts mature in 2007)		$ million
	Average	Contract/
	contractual	notional	Estimated
	exchange rate	amount	fair value
Buy UK pound/sell dollar	1.96	3,899	3
Buy euro/sell dollar	1.31	3,744	37
Buy dollar/sell euro	0.76	722	(2)
Buy dollar/sell Danish krone	5.63	621	3
Buy dollar/sell Australian dollar	1.28	525	(4)
Buy Singapore dollar/sell dollar	0.65	404	2
Buy New Zealand dollar/sell dollar	0.69	379	5
Buy dollar/sell Norwegian krone	6.22	279	2
Buy dollar/sell Swedish krone	6.99	189	(4)
Buy Danish krone/sell dollar	0.18	184	--
Buy euro/sell Swedish krone	9.00	154	1
Buy Canadian dollar/sell dollar	0.87	130	(1)
Buy Russian ruble/sell dollar	0.04	130	(1)
Buy Australian dollar/sell dollar	0.79	109	--
Other contracts		656	(1)

Total		12,125	40

2005 (all contracts mature in 2006)		$ million
	Average	Contract/
	contractual	notional	Estimated
	exchange rate	amount	fair value
Buy UK pound/sell dollar	1.76	3,205	(69)
Buy dollar/sell euro	0.84	1,825	14
Buy euro/sell dollar	1.21	1,781	(37)
Buy dollar/sell Australian dollar	1.36	843	1
Buy dollar/sell Norwegian krone	6.56	548	15
Buy UK pound/sell euro	1.46	479	(1)
Buy Norwegian krone/sell dollar	0.15	475	(2)
Buy Singapore dollar/sell dollar	0.60	443	3
Buy New Zealand dollar/sell dollar	0.68	351	2
Buy dollar/sell Swedish krone	7.92	341	1
Buy dollar/sell New Zealand dollar	1.46	202	1
Buy dollar/sell Philippine peso	53.72	180	(2)
Buy dollar/sell UK pound	0.58	161	–
Buy dollar/sell South Africa rand	6.37	186	(1)
Buy Danish krone/sell euro	0.13	114	–
Buy Swedish krone/sell dollar	0.13	112	–
Buy dollar/sell Hong Kong dollar	7.75	109	–
Buy dollar/sell Malaysian ringgit	3.77	100	–
Buy dollar/sell Danish krone	6.26	100	–
Other contracts		549	2

Total		12,104	(73)

Royal Dutch Shell plc 169

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

2006						$ million
								Total
	Average							contract/
	contractual						2012	notional	Estimated
	exchange rate	2007	2008	2009	2010	2011	and after	amount	fair value
Buy UK pound/sell dollar	1.81	861	370	–	–	–	269	1,500	137
Buy Canadian dollar/sell dollar	0.83	476	416	565	232	172	–	1,861	(130)
Buy dollar/sell Brazilian real	2.71	151	82	52	–	–	–	285	(128)
Buy euro/sell UK pound	0.65	940	401	–	–	–	–	1,341	53
Buy dollar/sell Norwegian krone	6.45	1,056	–	–	–	–	–	1,056	(28)
Buy Australian dollar/sell dollar	0.79	–	–	–	–	395	–	395	(6)
Buy dollar/sell Canadian dollar	1.14	159	30	41	–	40	–	270	50
Buy dollar/sell euro	1.25	–	522	416	–	–	–	938	52
Buy dollar/sell UK pound	0.52	–	594	–	568	–	–	1,162	11
Buy dollar/sell Swiss francs	1.30	–	–	–	–	231	–	231	9
Buy dollar/sell Thai baht	36.04	258	11	–	–	–	–	269	(1)
Buy Hungarian forint/sell dollar	191.00	24	–	–	–	–	–	24	1
Buy Hong Kong dollar/sell dollar	7.77	22	–	–	–	–	–	22	–

Total		3,947	2,426	1,074	800	838	269	9,354	20

2005						$ million
								Total
	Average							contract/
	contractual						2011	notional	Estimated
	exchange rate	2006	2007	2008	2009	2010	and after	amount	fair value
Buy UK pound/sell euro	1.53	–	828	354	–	–	–	1,182	81
Buy dollar/sell Canadian dollar	1.17	267	86	9	42	–	–	404	(400)
Buy Canadian dollar/sell dollar	0.80	236	286	380	454	121	154	1,631	250
Buy dollar/sell Brazilian real	2.34	50	108	75	48	–	–	281	(70)
Buy dollar/sell UK pound	0.56	–	861	370	–	–	–	1,231	(16)
Buy UK pound/sell dollar	1.74	32	24	18	14	11	202	301	(6)
Buy dollar/sell Thai baht	41.08	182	–	9	–	–	–	191	1
Buy Norwegian krone/sell dollar	0.15	–	752	–	–	–	–	752	28
Other contracts		–	22	–	–	–	–	22	4

Total		767	2,967	1,215	558	132	356	5,995	(128)

COMMODITY DERIVATIVES
The tables that follow give details of commodity swaps, options and futures contracts held by Group companies at December 31 by expected year of maturity. Variable prices are linked to indexed or dated commodities.
170 Royal Dutch Shell plc

COMMODITY SWAPS HELD FOR TRADING PURPOSES

2006								$ million
											Total
											contract/
										2012	notional	Estimated
		2007	2008	2009		2010		2011		and after	amount	fair value
Crude oil swaps
–	buy fixed price/sell variable price contracts
	contract/notional amount ($ million)	2,593	492	11		6		–		–	3,102	(57)
	volume (million barrels)	42	7		[A]		[A]	–		–
	average buy (pay) price ($/bbl)	61.8	66.2	43.6		54.6		–		–
	average sell (receive) price ($/bbl)	60.4	65.0	67.2		66.3		–		–

–	buy variable price/sell fixed price contracts
	contract/notional amount ($ million)	2,297	472	–		–		–		–	2,769	14
	volume (million barrels)	36	7	–		–		–		–
	average buy (pay) price ($/bbl)	62.2	66.2	–		–		–		–
	average sell (receive) price ($/bbl)	63.2	66.7	–		–		–		–

–	buy variable price/sell variable price contracts
	contract/notional amount ($ million)	2,549	–	–		–		–		–	2,549	10
	volume (million barrels)	40	–	–		–		–		–
	average buy (pay) price ($/bbl)	63.0	–	–		–		–		–
	average sell (receive) price ($/bbl)	63.3	–	–		–		–		–

Crude oil basis swaps
–	buy variable price/sell variable price contracts
	contract/notional amount ($ million)	99	2	–		–		–		–	101	5
	volume (million barrels)	66	9	–		–		–		–
	average buy (pay) price ($/bbl)	0.8	0.5	–		–		–		–
	average sell (receive) price ($/bbl)	0.5	0.3	–		–		–		–

–	sell variable price/buy variable price contracts
	contract/notional amount ($ million)	220	–	–		–		–		–	220	27
	volume (million barrels)	4	–	–		–		–		–
	average buy (pay) price ($/bbl)	60.5	–	–		–		–		–
	average sell (receive) price ($/bbl)	53.1	–	–		–		–		–

Crude oil freight swaps
–	buy fixed price/sell variable price contracts
	contract/notional amount ($ million)	42	2	–		–		–		–	44	(1)
	volume (million barrels)	14	1	–		–		–		–
	average buy (pay) price ($/bbl)	2.9	1.7	–		–		–		–
	average sell (receive) price ($/bbl)	2.9	1.7	–		–		–		–

–	buy variable price/sell fixed price contracts
	contract/notional amount ($ million)	61	–	–		–		–		–	61	1
	volume (million barrels)	39	–	–		–		–		–
	average buy (pay) price ($/bbl)	1.5	–	–		–		–		–
	average sell (receive) price ($/bbl)	1.5	–	–		–		–		–

Oil product swaps
–	buy fixed price/sell variable price contracts
	contract/notional amount ($ million)	4,143	384	66		45		–		–	4,638	(327)
	volume (million barrels)	89	7	1		1		–		–
	average buy (pay) price ($/bbl)	46.2	52.2	57.8		58.6		–		–
	average sell (receive) price ($/bbl)	42.7	49.4	51.3		52.2		–		–

–	buy variable price/sell fixed price contracts
	contract/notional amount ($ million)	4,750	297	44		–		12		–	5,103	354
	volume (million barrels)	105	6	1		–			[A]	–
	average buy (pay) price ($/bbl)	42.0	49.2	51.3		–		65.6		–
	average sell (receive) price ($/bbl)	45.4	52.5	57.8		–		38.4		–

–	buy variable price/sell variable price contracts
	contract/notional amount ($ million)	891	–	–		–		–		–	891	13
	volume (million barrels)	14	–	–		–		–		–
	average buy (pay) price ($/bbl)	67.1	–	–		–		–		–
	average sell (receive) price ($/bbl)	68.1	–	–		–		–		–

Oil product basis swaps
–	buy variable price/sell variable price contracts
	contract/notional amount ($ million)	511	20	–		–		–		–	531	(6)
	volume (million barrels)	97	3	–		–		–		–
	average buy (pay) price ($/bbl)	5.3	5.6	–		–		–		–
	average sell (receive) price ($/bbl)	5.3	5.5	–		–		–		–

Royal Dutch Shell plc 171

SUPPLEMENTARY INFORMATION – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS AND DERIVATIVE COMMODITY INSTRUMENTS (UNAUDITED)

2006 (continued)						$ million
									Total
									contract/
							2012		notional	Estimated
		2007	2008	2009	2010	2011	and after		amount	fair value
Electricity swaps
–	buy fixed price/sell variable price contracts
	contract/notional amount ($ million)	2,607	901	556	412	42	11		4,529	(1,035)
	volume (thousand megawatt hours)	139	13	9	6	1		[A]
	average buy (pay) price ($/MWH)	71.2	71.8	62.4	73.3	64.6	51.8
	average sell (receive) price ($/MWH)	67.9	67.7	60.8	66.4	61.6	54.5

–	buy variable price/sell fixed price contracts
	contract/notional amount ($ million)	2,665	954	535	667	289	15		5,125	1,088
	volume (thousand megawatt hours)	140	13	8	10	3		[A]
	average buy (pay) price ($/MWH)	62.1	68.5	65.4	61.2	64.5	56.8
	average sell (receive) price ($/MWH)	71.7	72.6	67.9	68.8	82.9	56.0

Natural gas swaps
–	buy fixed price/sell variable price contracts
	contract/notional amount ($ million)	13,133	4,149	1,786	1,149	156	69		20,442	(2,830)
	volume (million BTUs) SHORT Ks	1,550	507	238	151	21	12
	average buy (pay) price ($/MMBTU) fixed	8.5	8.2	7.5	7.6	7.3	5.8
	average sell (receive) price ($/MMBTU) float	6.7	8.1	7.8	7.5	7.0	6.4

–	buy variable price/sell fixed price contracts
	contract/notional amount ($ million)	12,937	4,131	1,435	827	215	68		19,613	4,027
	volume (million BTUs) LONG Ks	1,512	490	183	100	26	10
	average buy (pay) price ($/MMBTU)	6.7	8.1	8.0	7.8	7.5	7.2
	average sell (receive) price ($/MMBTU)	8.6	8.4	7.8	8.3	8.2	6.6

–	buy variable price/sell variable price contracts
	contract/notional amount ($ million)	409	–	–	–	–	–		409	25
	volume (million barrels)	64	–	–	–	–	–
	average buy (pay) price ($/bbl)	6.6	–	–	–	–	–
	average sell (receive) price ($/bbl)	7.0	–	–	–	–	–

Natural gas basis swaps
–	buy variable price/sell variable price contracts
	contract/notional amount ($ million)	1,743	884	404	122	3	1		3,157	631
	volume (million BTUs) SHORT K's	1,850	1,032	637	265	14	4
	average buy (pay) price ($/MMBTU)	0.9	0.8	0.6	0.4	0.3	0.2
	average sell (receive) price ($/MMBTU)	0.7	0.7	0.6	0.6	0.2	0.2

–	sell variable price/buy variable price contracts
	contract/notional amount ($ million)	1,528	763	362	113	5	3		2,774	(599)
	volume (million BTUs) LONG K's	1,664	963	579	222	9	10
	average buy (pay) price ($/MMBTU)	0.6	0.7	0.5	0.4	0.4	0.2
	average sell (receive) price ($/MMBTU)	0.8	0.7	0.6	0.3	0.5	0.4

Total									76,058	1,340

[A]	Less than 0.5 million.
172 Royal Dutch Shell plc

2005				$ million
											Total
											contract/
		2006	2007	2008	2009		2010		2011 and after		notional amount	Estimated fair value
Crude oil swaps
–	buy fixed price/sell variable price contracts
	contract/notional amount ($ million)	2,442	263	47	8		5		–		2,765	557
	volume (million barrels)	50	6	1		[A]		[A]	–
	average buy (pay) price ($/bbl)	47.9	46.0	43.1	34.5		43.3		–
	average sell (receive) price ($/bbl)	56.8	62.4	58.1	51.4		47.1		–

–	buy variable price/sell fixed price contracts
	contract/notional amount ($ million)	2,272	185	163	8		5		12		2,645	(507)
	volume (million barrels)	40	3	2		[A]		[A]		[A]
	average buy (pay) price ($/bbl)	59.4	53.9	61.1	51.4		47.1		60.0
	average sell (receive) price ($/bbl)	56.3	45.2	55.5	34.6		43.3		38.4

–	buy variable price/sell variable price contracts
	contract/notional amount ($ million)	1,562	360	–	–		–		–		1,922	1
	volume (million barrels)	26	6	–	–		–		–
	average buy (pay) price ($/bbl)	60.9	62.5	–	–		–		–
	average sell (receive) price ($/bbl)	61.0	62.4	–	–		–		–

Crude oil basis swaps
–	buy variable price/sell variable price contracts
	contract/notional amount ($ million)	58	2	–	–		–		–		60	7
	volume (million barrels)	46	4	–	–		–		–
	average buy (pay) price ($/bbl)	1.0	0.6	–	–		–		–
	average sell (receive) price ($/bbl)	0.7	0.4	–	–		–		–

Crude oil freight swaps
–	buy fixed price/sell variable price contracts
	contract/notional amount ($ million)	25	–	–	–		–		–		25	(1)
	volume (million barrels)	14	–	–	–		–		–
	average buy (pay) price ($/bbl)	2.4	–	–	–		–		–
	average sell (receive) price ($/bbl)	2.4	–	–	–		–		–

–	buy variable price/sell fixed price contracts
	contract/notional amount ($ million)	14	–	–	–		–		–		14	–
	volume (million barrels)	10	–	–	–		–		–
	average buy (pay) price ($/bbl)	1.5	–	–	–		–		–
	average sell (receive) price ($/bbl)	1.5	–	–	–		–		–

Oil product swaps
–	buy fixed price/sell variable price contracts
	contract/notional amount ($ million)	2,627	–	–	–		–		–		2,627	143
	volume (million barrels)	53	–	–	–		–		–
	average buy (pay) price ($/bbl)	50.0	–	–	–		–		–
	average sell (receive) price ($/bbl)	52.7	–	–	–		–		–

–	buy variable price/sell fixed price contracts
	contract/notional amount ($ million)	2,947	47	–	–		–		–		2,994	(197)
	volume (million barrels)	62	1	–	–		–		–
	average buy (pay) price ($/bbl)	50.7	74.7	–	–		–		–
	average sell (receive) price ($/bbl)	47.6	76.8	–	–		–		–

–	buy variable price/sell variable price contracts
	contract/notional amount ($ million)	719	176	–	–		–		–		895	–
	volume (million barrels)	10	2	–	–		–		–
	average buy (pay) price ($/bbl)	73.8	75.5	–	–		–		–
	average sell (receive) price ($/bbl)	73.8	75.3	–	–		–		–

Royal Dutch Shell plc 173

SUPPLEMENTARY INFORMATION – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS AND DERIVATIVE COMMODITY INSTRUMENTS (UNAUDITED)

2005 (continued)							$ million
										Total
										contract/
		2006	2007	2008	2009		2010		2011 and after	notional amount	Estimated fair value
Oil product basis swaps
–	buy variable price/sell variable price contracts
	contract/notional amount ($ million)	444	12	–	–		–		–	456	(24)
	volume (million barrels)	92	2	–	–		–		–
	average buy (pay) price ($/bbl)	5.1	6.3	–	–		–		–
	average sell (receive) price ($/bbl)	5.2	7.0	–	–		–		–

Electricity swaps
–	buy fixed price/sell variable price contracts
	contract/notional amount ($ million)	3,077	184	66	14		48		–	3,389	517
	volume (thousand megawatt hours)	62	3	1		[B]		[B]	–
	average buy (pay) price ($/MWH)	67.6	71.7	88.2	94.5		98.9		–
	average sell (receive) price ($/MWH)	76.2	89.6	94.5	87.0		92.3		–

–	buy variable price/sell fixed price contracts
	contract/notional amount ($ million)	3,035	301	213	47		345		–	3,941	(664)
	volume (thousand megawatt hours)	59	5	3	1		4		–
	average buy (pay) price ($/MWH)	76.7	85.5	83.9	82.1		80.5		111.2
	average sell (receive) price ($/MWH)	68.3	64.5	64.6	77.6		81.1		111.6

Natural gas swaps
–	buy fixed price/sell variable price contracts
	contract/notional amount ($ million)	8,037	1,671	579	220		811		308	11,626	6,032
	volume (million BTUs) SHORT Ks	841	242	116	54		221		138
	average buy (pay) price ($/MMBTU) fixed	9.4	7.6	6.3	5.9		4.6		4.4
	average sell (receive) price ($/MMBTU) float	10.6	9.9	8.6	7.6		6.7		5.2

–	buy variable price/sell fixed price contracts
	contract/notional amount ($ million)	8,105	1,612	745	330		197		190	11,179	(4,143)
	volume (million BTUs) LONG Ks	841	205	127	66		42		45
	average buy (pay) price ($/MMBTU)	10.8	10.3	8.5	7.4		6.8		5.8
	average sell (receive) price ($/MMBTU)	9.6	7.9	5.9	5.0		4.7		4.3

–	buy variable price/sell variable price contracts
	contract/notional amount ($ million)	774	105	–	–		–		–	879	(5)
	volume (million barrels)	63	10	–	–		–		–
	average buy (pay) price ($/bbl)	12.3	10.9	–	–		–		–
	average sell (receive) price ($/bbl)	12.2	10.9	–	–		–		–

Natural gas basis swaps
–	buy variable price/sell variable price contracts
	contract/notional amount ($ million)	104	23	8	7		2		1	145	(49)
	volume (million BTUs) SHORT Ks	202	54	21	17		7		4
	average buy (pay) price ($/MMBTU)	0.5	0.4	0.4	0.4		0.3		0.4
	average sell (receive) price ($/MMBTU)	0.3	0.2	0.3	0.4		0.2		0.4

–	sell variable price/buy variable price contracts
	contract/notional amount ($ million)	103	23	8	7		2		1	144	42
	volume (million BTUs) LONG Ks	206	54	21	17		7		4
	average buy (pay) price ($/MMBTU)	0.6	0.3	0.3	0.4		0.2		0.4
	average sell (receive) price ($/MMBTU)	0.5	0.4	0.4	0.4		0.3		0.4

–	buy fixed price/sell variable price contracts
	contract/notional amount ($ million)	1,544	392	156	60		56		13	2,221	(1,912)
	volume (million BTUs) SHORT Ks	2,091	693	322	104		136		36
	average buy (pay) price ($/MMBTU)	0.7	0.6	0.5	0.6		0.4		0.4
	average sell (receive) price ($/MMBTU)	0.8	0.7	0.7	0.5		0.5		0.2

–	sell variable price/buy fixed price contracts
	contract/notional amount ($ million)	1,386	324	130	41		59		–	1,940	1,814
	volume (million BTUs) LONG Ks	1,942	565	289	69		206		–
	average buy (pay) price ($/MMBTU)	1.4	1.1	1.1	1.0		1.0		–
	average sell (receive) price ($/MMBTU)	0.7	0.6	0.4	0.6		0.3		–

Total										49,867	1,611

[A]	Less than $0.5 million.

[B]	Less than $0.5 thousand.
At December 31, 2006 the Group held swap contracts with purpose other than trading with a contract/notional amount of $1,855 million (2005: $1,166 million) and an estimated fair value of $(457) million (2005: $(604) million) with expected maturity of 2008-2012. At December 31, 2006 Group companies also held natural gas liquids swaps with a contract/notional amount of $44 million (2005: $46 million) and an estimated fair value of $1 million (2005: $1 million).
174 Royal Dutch Shell plc

COMMODITY OPTIONS HELD FOR TRADING PURPOSES

2006					$ million
										Total
										contract/
										notional	Estimated
		2007		2008	2009		2010	2011		amount	fair value
Crude oil
–	buy call options
	contract/notional amount ($ million)	1,287		284	20		–	–		1,591	(10)
	volume (million barrels)	18		4		[A]	–	–
	average strike price ($/bbl)	70.4		69.7	68.2		–	–

–	sell call options
	contract/notional amount ($ million)	571		194	16		–	–		781	50
	volume (million barrels)	9		3		[A]	–	–
	average strike price ($/bbl)	65.7		72.3	66.3		–	–

–	buy put options
	contract/notional amount ($ million)	524		125	12		–	–		661	(20)
	volume (million barrels)	10		2		[A]	–	–
	average strike price ($/bbl)	54.0		62.0	50.0		–	–

–	sell put options
	contract/notional amount ($ million)	1,315		379	16		–	–		1,710	8
	volume (million barrels)	24		7		[A]	–	–
	average strike price ($/bbl)	54.4		57.8	53.0		–	–

Oil products
–	buy put options
	contract/notional amount ($ million)	6		–	–		–	–		6	–
	volume (million barrels)		[A]	–	–		–	–
	average strike price ($/bbl)	91.5		–	–		–	–

–	sell put options
	contract/notional amount ($ million)	93		–	–		–	–		93	9
	volume (million barrels)	1		–	–		–	–
	average strike price ($/bbl)	64.8		–	–		–	–

–	buy call options
	contract/notional amount ($ million)	75		–	–		–	–		75	(2)
	volume (million barrels)	1		–	–		–	–
	average strike price ($/bbl)	82.4		–	–		–	–

–	sell call options
	contract/notional amount ($ million)	42		–	–		–	–		42	1
	volume (million barrels)	1		–	–		–	–
	average strike price ($/bbl)	82.2		–	–		–	–

Natural gas
–	buy put options
	contract/notional amount ($ million)	6,576		1,463	189		53		[A]	8,281	1,581
	volume (million BTU)	900		191	28		8		[A]
	average strike price ($/MMBTU)	7.3		7.6	6.6		7.0	8.7

–	sell put options
	contract/notional amount ($ million)	7,304		1,779	156		63	33		9,335	(1,806)
	volume (million BTU)	996		246	22		8	4
	average strike price ($/MMBTU)	7.3		7.2	7.0		7.7	8.5

–	buy call options
	contract/notional amount ($ million)	13,574		2,807	196		53		[A]	16,630	435
	volume (million BTU)	1,123		238	22		5		[A]
	average strike price ($/MMBTU)	12.1		11.8	9.1		9.7	8.7

–	sell call options
	contract/notional amount ($ million)	12,001		2,480	222		76	79		14,858	(341)
	volume (million BTU)	971		204	25		9	8
	average strike price ($/MMBTU)	12.4		12.2	8.9		8.6	9.3

–	buy exchange put options
	contract/notional amount ($ million)	113		12	–		–	–		125	17
	volume (million BTU)	16		2	–		–	–
	average strike price ($/MMBTU)	7.0		8.0	–		–	–

Royal Dutch Shell plc 175

SUPPLEMENTARY INFORMATION – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS AND DERIVATIVE COMMODITY INSTRUMENTS (UNAUDITED)

2006 (continued)				$ million
							Total
							contract/
							notional	Estimated
		2007	2008	2009	2010	2011	amount	fair value
–	sell exchange put options
	contract/notional amount ($ million)	142	18	–	–	–	160	(32)
	volume (million BTU)	19	2	–	–	–
	average strike price ($/MMBTU)	7.3	8.0	–	–	–

–	buy exchange call options
	contract/notional amount ($ million)	452	39	–	–	–	491	6
	volume (million BTU)	33	3	–	–	–
	average strike price ($/MMBTU)	13.6	15.6	–	–	–

–	sell exchange call options
	contract/notional amount ($ million)	204	75	–	–	–	279	(14)
	volume (million BTU)	19	8	–	–	–
	average strike price ($/MMBTU)	10.8	9.8	–	–	–

Total							55,118	(118)

[A]	Less than 0.5 million.
176 Royal Dutch Shell plc

2005			$ million
									Total
									contract/
									notional	Estimated
		2006	2007		2008		2009		amount	fair value
Crude oil
–	buy call options
	contract/notional amount ($ million)	1,220	426		186		16		1,848	(67)
	volume (million barrels)	21	7		3			[A]
	average strike price ($/bbl)	58	58		63		66

–	cell call options
	contract/notional amount ($ million)	773	256		56		16		1,101	130
	volume (million barrels)	13	5		1			[A]
	average strike price ($/bbl)	57	56		70		66

–	buy put options
	contract/notional amount ($ million)	520	127		18		12		677	(3)
	volume (million barrels)	12	3			[A]		[A]
	average strike price ($/bbl)	46	43		48		50

–	sell put options
	contract/notional amount ($ million)	939	295		122		12		1,368	1
	volume (million barrels)	20	7		3			[A]
	average strike price ($/bbl)	46	45		48		50

Oil products
–	buy put options
	contract/notional amount ($ million)	53	–		–		–		53	(2)
	volume (million barrels)	5	–		–		–
	average strike price ($/bbl)	11	–		–		–

–	sell put options
	contract/notional amount ($ million)	99	–		–		–		99	4
	volume (million barrels)	5	–		–		–
	average strike price ($/bbl)	18	–		–		–

–	buy call options
	contract/notional amount ($ million)	93	–		–		–		93	(5)
	volume (million barrels)	3	–		–		–
	average strike price ($/bbl)	31	–		–		–

–	sell call options
	contract/notional amount ($ million)	106	9		–		–		115	3
	volume (million barrels)	3		[A]	–		–
	average strike price ($/bbl)	34	75		–		–

Natural gas
–	buy call options
	contract/notional amount ($ million)	8,817	1,348		138		–		10,303	1,857
	volume (million BTU)	840	105		14		–
	average strike price ($/MMBTU)	10	13		10		–

–	sell call options
	contract/notional amount ($ million)	8,112	1,299		226		77		9,714	(1,701)
	volume (million BTU)	764	95		24		10
	average strike price ($/MMBTU)	11	14		9		25

–	buy put options
	contract/notional amount ($ million)	6,599	1,083		206		81		7,969	438
	volume (million BTU)	925	141		32		14
	average strike price ($/MMBTU)	7	8		7		12

–	sell put options
	contract/notional amount ($ million)	7,184	1,090		277		62		8,613	(523)
	volume (million BTU)	1,003	135		46		9
	average strike price ($/MMBTU)	7	8		6		21

Royal Dutch Shell plc 177

SUPPLEMENTARY INFORMATION – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS AND DERIVATIVE COMMODITY INSTRUMENTS (UNAUDITED)

2005 (continued)			$ million
						Total
						contract/
						notional	Estimated
		2006	2007	2008	2009	amount	fair value
Electricity
–	buy call
	contract/notional amount ($ million)	180	–	–	–	180	14
	volume (thousand MWH)	3,373	–	–	–
	average strike price ($/MWH)	54	–	–	–

–	sell call
	contract/notional amount ($ million)	143	–	–	–	143	(11)
	volume (thousand MWH)	(2,759)	–	–	–
	average strike price ($/MWH)	(52)	–	–	–

–	buy put
	contract/notional amount ($ million)	72	–	–	–	72	2
	volume (thousand MWH)	1,533	–	–	–
	average strike price ($/MWH)		47	–	–	–

–	sell put
	contract/notional amount ($ million)	100	–	–	–	100	(1)
	volume (thousand MWH)	(2,234)	–	–	–
	average strike price ($/MWH)		(45)	–	–	–

Total						42,448	136

[A]	Less than 0.5 million.
178 Royal Dutch Shell plc

COMMODITY FUTURES HELD FOR TRADING PURPOSES

2006			$ million
									Total
									contract/
									notional	Estimated
		2007	2008		2009		2010		amount	fair value
IPE Brent futures
–	Short contracts
	contract/notional amount ($ million)	806	18		–		–		824	(1)
	volume (million barrels)	13		[A]	–		–
	weighted average price ($/bbl)	65.6	70.3		–		–
–	Long contracts
	contract/notional amount ($ million)	599	435		–		–		1,034	(61)
	volume (million bbl)	10	7		–		–
	weighted average price ($/bbl)	62.7	69.5		–		–

IPE gasoil futures
–	Short contracts
	contract/notional amount ($ million)	1,183	–		–		–		1,183	63
	volume (million barrels)	16	–		–		–
	weighted average price ($/bbl)	76.3	–		–		–
–	Long contracts
	contract/notional amount ($ million)	144	–		–		–		144	(2)
	volume (million bbl)	2	–		–		–
	weighted average price ($/bbl)	74.6	–		–		–

IPE natural gas futures
–	Short contracts
	contract/notional amount ($ million)	5	–		–		–		5	4
	volume (million Therms) 1 Therm = 100,000 BTU	8	–		–		–
	weighted average price	0.6	–		–		–
–	Long contracts
	contract/notional amount ($ million)	13	1		–		–		14	(4)
	volume (million Therms) 1 Therm = 100,000 BTU	20	1		–		–
	weighted average price	0.6	1.0		–		–

Nymex crude oil futures
–	Short contracts
	contract/notional amount ($ million)	597	284		20		10		911	(41)
	volume (million barrels)	10	4			[A]		[A]
	weighted average price ($/bbl)	64.1	65.8		58.8		62.6
–	Long contracts
	contract/notional amount ($ million)	333	36		–		–		369	(43)
	volume (million bbl)	5	1		–		–
	weighted average price ($/bbl)	66.3	67.8		–		–

Nymex oil products futures
–	Short contracts
	contract/notional amount ($ million)	480	–		–		–		480	11
	volume (million barrels)	6	–		–		–
	weighted average price ($/bbl)	79.8	–		–		–
–	Long contracts
	contract/notional amount ($ million)	202	1		–		–		203	(7)
	volume (million bbl)	2		[A]	–		–
	weighted average price ($/bbl)	74.7	83.0		–		–

Nymex natural gas futures
–	Short contracts
	contract/notional amount ($ million)	524	168		60		–		752	156
	volume (million BTUs)	76	20		7		–
	weighted average price ($/MMBTU)	7	9		9		–
–	Long contracts
	contract/notional amount ($ million)	132	86		6		–		224	(26)
	volume (million BTUs)	19	11		1		–
	weighted average price ($/MMBTU)	7	8		8		–

Royal Dutch Shell plc 179

SUPPLEMENTARY INFORMATION – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS AND DERIVATIVE COMMODITY INSTRUMENTS (UNAUDITED)

2006 (continued)			$ million
						Total
						contract/
						notional	Estimated
		2007	2008	2009	2010	amount	fair value
Imarex freight futures
–	Short contracts
	contract/notional amount ($ million)	21	–	–	–	21	[A]
	volume (million barrels)	20	–	–	–
	weighted average price ($/bbl)	1.2	–	–	–
–	Long contracts
	contract/notional amount ($ million)	5	–	–	–	5	[A]
	volume (million barrels)	3	–	–	–
	weighted average price ($/bbl)	1.8	–	–	–

Nord Pool electricity futures
–	Long contracts
	contract/notional amount ($ million)	30	42	32	–	104	1
	volume (thousand MWH)	617	762	569	–
	weighted average price ($/MWH)	49.2	55.7	56.1	–

Total						6,273	50

[A]	Less than 0.5 million.
180 Royal Dutch Shell plc

2005			$ million
								Total
								contract/
								notional	Estimated
		2006		2007		2008		amount	fair value
IPE Brent futures
–	Short contracts:
	contract/notional amount ($ million)	903		23		–		926	122
	volume (million barrels)	15			[A]	–
	weighted average price ($/bbl)	58.3		55.2		–
–	Long contracts:
	contract/notional amount ($ million)	490		8		6		504	2
	volume (million barrels)	8			[A]		[A]
	weighted average price ($/bbl)	55.7		52.8		55.8

IPE gasoil futures
–	Short contracts:
	contract/notional amount ($ million)	454		–		–		454	11
	volume (million barrels)	6		–		–
	weighted average price ($/bbl)	73.6		–		–
–	Long contracts:
	contract/notional amount ($ million)	7		6		–		13	(15)
	volume (million barrels)		[A]		[A]	–
	weighted average price ($/bbl)	73.2		80.0		–

IPE natural gas futures
–	Long contracts:
	contract/notional amount ($ million)	9		–		–		9	–
	volume (million Therms) 1 Therm = 100,000 BTU	8		–		–
	weighted average price	1.1		–		–

Nymex crude oil futures
–	Short contracts:
	contract/notional amount ($ million)	112		228		54		394	(104)
	volume (million barrels)	2		4		1
	weighted average price ($/bbl)	51.5		49.0		49.9
–	Long contracts:
	contract/notional amount ($ million)	501		13		–		514	(41)
	volume (million barrels)	8		–		–
	weighted average price ($/bbl)	61.9		58.9		–

Nymex oil product futures
–	Short contracts:
	contract/notional amount ($ million)	653		1		–		654	(21)
	volume (million barrels)	9			[A]	–
	weighted average price ($/bbl)	72.3		79.8		–
–	Long contracts:
	contract/notional amount ($ million)	202		–		–		202	5
	volume (million barrels)	3		–		–
	weighted average price ($/bbl)	73.9		65.3		–

Nymex natural gas futures
–	Short contracts:
	contract/notional amount ($ million)	415		72		7		494	(264)
	volume (million BTUs)	38		7		1
	weighted average price ($/MMBTU)	11.2		10.4		10.9
–	Long contracts:
	contract/notional amount ($ million)	56		24		8		88	209
	volume (million BTUs)	12		2		1
	weighted average price ($/MMBTU)	4.7		10.2		9.8

[A]	Less than 0.5 million.
Royal Dutch Shell plc 181

SUPPLEMENTARY INFORMATION – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS AND DERIVATIVE COMMODITY INSTRUMENTS (UNAUDITED)

2005 (continued)			$ million
					Total
					contract/
					notional	Estimated
		2006	2007	2008	amount	fair value
Imarex freight futures
–	Short contracts:
	contract/notional amount ($ million)	8	–	–	8	–
	volume (million barrels)	5	–	–
	weighted average price ($/bbl)	2.2	–	–
–	Long contracts:
	contract/notional amount ($ million)	5	–	–	5	–
	volume (million barrels)	2	–	–
	weighted average price ($/bbl)	2.2	–	–

Nord Pool electricity futures
–	Long contracts:
	contract/notional amount ($ million)	12	14	15	41	4
	volume (thousand MWHs)	276	315	351
	weighted average price ($/MWH)	43.7	43.5	41.7

Total					4,306	(92)

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
182 Royal Dutch Shell plc

SUPPLEMENTARY INFORMATION
Control of registrant (unaudited)

Royal Dutch Shell is not directly or indirectly owned or controlled by another corporation or by any government. The company does not know of any arrangements that may, at a subsequent date, result in a change of control of the company. As of February 27, 2007, there were the following interests in more than 3% of the issued Class A and Class B ordinary share capital of Royal Dutch Shell.

Investor	Class A shares	Class B shares
Barclays PLC	6.45%	5.43%
Legal and General Group Plc	3.49%	3.96%
The Capital Group Companies Inc	7.24%	4.58%

As of February 27, 2007 the Directors and Senior management of Royal Dutch Shell beneficially owned individually and in aggregate (including shares under option) less than 1% of the total shares of each class of Royal Dutch Shell shares outstanding.
NATURE OF TRADING MARKET
The principal trading market for the Class A ordinary shares of Royal Dutch Shell is Euronext Amsterdam. The principal trading market for the Class B ordinary shares of Royal Dutch Shell is the London Stock Exchange. Ordinary shares are traded in registered form.
American Depositary Receipts representing Class A ADRs and Class B ADRs outstanding are listed on the New York Stock Exchange. The depositary receipts are issued, cancelled and exchanged at the office of The Bank of New York, 101 Barclay Street, New York, NY 10286, as depositary (the “Depositary”) under a deposit agreement between Royal Dutch Shell, the Depositary and the holders of ADRs.
Each American Depositary Receipt represents two €0.07 shares of Royal Dutch Shell deposited under the agreement. At February 27, 2007 there were outstanding 463,554,563 Class A ADRs and 70,235,045 Class B ADRs representing approximately 12.60% and 2.25% of the respective share capital class of Royal Dutch Shell plc, held by 9,240 and 1,129 holders of record, with an address in the US, respectively.
At February 27, 2007 there were 46,566 Class A shares and 849,314 Class B shares of €0.07 each representing less than 0.1% of the share capital of Royal Dutch Shell held by 883 holders of record registered with an address in the United States.
The following tables set forth the high and low intra-day prices for Royal Dutch Shell’s registered ordinary shares on the principal trading markets:
•	of €0.07 nominal value on the London Stock Exchange;
•	of €0.07 nominal value on Euronext Amsterdam; and
•	of the ADRs on the New York Stock Exchange for the periods specified (ADRs do not have a nominal value):

The shares and ADRs were listed on July 20, 2005:

	Euronext Amsterdam		London Stock Exchange		New York Stock Exchange		New York Stock Exchange
	Class A shares		Class B shares		Class A ADRs		Class B ADRs
	High	Low	High	Low	High	Low	High	Low
	€	€	pence	pence	$	$	$	$
2005 (July 20 – Dec 31)	27.67	24.12	1968	1717	68.08	57.79	70.94	60.69
2006 (Jan 01 – Dec 31)	28.53	24.92	2071	1764	72.38	60.58	74.93	63.29

	Euronext Amsterdam		London Stock Exchange		New York Stock Exchange		New York Stock Exchange
	Class A shares		Class B shares		Class A ADRs		Class B ADRs
	High	Low	High	Low	High	Low	High	Low
	€	€	pence	pence	$	$	$	$
2005
3rd Quarter	27.67	24.61	1966	1753	68.08	59.50	70.94	61.77
4th Quarter	27.66	24.12	1968	1717	65.93	57.79	69.04	60.69

2006
1st Quarter	28.49	25.19	2046	1813	68.45	60.58	72.09	63.29
2nd Quarter	28.53	24.92	2071	1773	70.39	62.61	73.77	65.30
3rd Quarter	28.19	25.58	2005	1764	72.38	65.32	74.93	67.27
4th Quarter	27.97	25.70	1938	1780	71.89	64.93	74.14	66.90

	Euronext Amsterdam		London Stock Exchange		New York Stock Exchange		New York Stock Exchange
	Class A shares		Class B shares		Class A ADRs		Class B ADRs
	High	Low	High	Low	High	Low	High	Low
	€	€	pence	pence	$	$	$	$
2006
September	27.25	25.58	1903	1764	69.54	65.32	72.06	67.27
October	27.67	25.70	1918	1780	69.85	64.93	72.21	66.90
November	27.97	26.90	1938	1846	71.89	68.99	74.14	71.10
December	27.30	26.71	1846	1799	71.72	70.17	72.81	70.51

2007
January	26.91	25.51	1813	1701	69.77	65.97	70.44	65.82
February	26.50	24.61	1746	1652	69.48	65.01	69.48	65.07

Royal Dutch Shell plc 183

SUPPLEMENTARY INFORMATION – CONTROL OF REGISTRANT (UNAUDITED)

Ordinary shares
The following is a summary of the material terms of Royal Dutch Shell’s ordinary shares, including brief descriptions of the provisions contained in our
Memorandum and Articles of Association and applicable laws of England in effect on the date of this document. This summary does not purport to include complete statements of these provisions.

Share capital
As of February 27, 2007 the authorised, issued and fully paid share capital of Royal Dutch Shell was as follows:

	Authorised	Authorised	Issued	Issued
	(number)	(amount)	(number)	(amount)
Class A ordinary shares of €0.07 each	4,077,359,886	285,415,192	3,681,560,000	257,709,200
Class B ordinary shares of €0.07 each	2,759,360,000	193,155,200	2,759,360,000	193,155,200
Sterling deferred shares of £1 each	50,000	50,000	50,000	50,000
Unclassified shares of €0.07 each	3,101,000,000	217,070,000	Nil	Nil

On February 27, 2007, trusts and trust-like entities holding shares for the benefit of employee plans of the Group held 156.9 million shares of Royal Dutch Shell with a book amount of $10.98 million and a face amount of $5,244 million.
The unclassified shares can be issued as Class A ordinary shares or Class B ordinary shares at the discretion of the Board of Directors.
All Class A ordinary shares and Class B ordinary shares will be fully paid and free from all liens, equities, charges, encumbrances and other interest and not subject to calls of any kind. All Class A ordinary shares and Class B ordinary shares will rank equally for all dividends and distributions on our ordinary share capital declared. Our Class A ordinary shares and Class B ordinary shares are admitted to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. Our Class A ordinary shares and Class B ordinary shares are also admitted to listing on Eurolist by Euronext Amsterdam. A ADRs and B ADRs are listed at the New York Stock Exchange.
As of February 27, 2007, the authorised share capital consisted of (i) 50,000 sterling deferred shares of £1 each and (ii) €700,000,000 divided into 4,077,359,886 Class A ordinary shares, 2,759,360,000 Class B ordinary shares, 3,101,000,000 unclassified shares of €0.07 each to be classified as Class A ordinary shares or Class B ordinary shares upon issue at the discretion of our Directors. As of February 27, 2007, the issued share capital consisted of 50,000 sterling deferred shares of £1 each and 3,681,560,000 Class A ordinary shares of €0.07 each and 2,759,360,000 Class B ordinary shares of €0.07 each. All Class A and Class B ordinary shares and sterling deferred shares are fully paid and not subject to calls for additional payments of any kind.
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
Royal Dutch Shell’s registered office is at:
Shell Centre
London
SE1 7NA, UK
Tel: +44 (0)20 7934 1234

Royal Dutch Shell’s headquarters are at:
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel: +31 (0)70 377 4540
Royal Dutch Shell is resident in the Netherlands for Dutch and UK tax purposes. Royal Dutch Shell’s Memorandum of Association provides that its primary objective is to carry on the business of a holding company.
DIRECTORS
Under Royal Dutch Shell’s Articles of Association:
•	a Director may not vote or be counted in the quorum in respect of any matter in which he is materially interested including any matter related to his own compensation;
•	the Directors may exercise Royal Dutch Shell’s power to borrow money provided that the borrowings of the Shell Group shall not, without the consent of an ordinary resolution of shareholders of Royal Dutch Shell, exceed two times Royal Dutch Shell’s adjusted capital and reserves (these powers relating to borrowing may only be varied by special resolution of shareholders);
•	Directors over age 70 must retire at each Annual General Meeting, but are eligible for re-election; and
•	Directors are not required to hold shares of Royal Dutch Shell to be qualified to be a director.

184 Royal Dutch Shell plc

The Executive and Non-executive Directors of Royal Dutch Shell plc are:
Jorma Ollila, Chairman
Lord Kerr of Kinlochard GCMG, Deputy Chairman and
Senior Independent Non-executive Director
Jeroen van der Veer, Chief Executive
Peter Voser, Chief Financial Officer
Malcolm Brinded CBE FREng, Executive Director, Exploration & Production
Linda Cook, Executive Director, Gas & Power
Rob Routs, Executive Director, Oil Products and Chemicals
Maarten van den Bergh, Non-executive Director
Nina Henderson, Non-executive Director
Sir Peter Job KBE, Non-executive Director
Wim Kok, Non-executive Director
Nick Land, Non-executive Director
Jonkheer Aarnout Loudon, Non-executive Director
Christine Morin-Postel, Non-executive Director
Lawrence Ricciardi, Non-executive Director
SENIOR MANAGEMENT OF ROYAL DUTCH SHELL PLC
In addition to the Executive and Non-executive Directors listed above, Royal Dutch Shell has appointed the following Senior Management. Except for Beat Hess, who was appointed in 2006, all other senior managers were appointed by the Board on January 31, 2007.
Roxanne J. Decyk [A]
Born November 5, 1952. A US national, appointed Corporate Affairs Director in July 2005. Previously, she was Senior Vice President for Corporate Affairs/Human Resources for Shell Oil and Vice President of Corporate Strategy. She is also a Non-executive board member of Snap-On Inc.
Beat Hess [A]
Born July 6, 1949. A Swiss national, appointed as Legal Director in June 2003. Previously he was General Counsel of ABB Group from 1988 to 2003. He is also a Non-executive board member of Ciba Specialty Chemicals.
W. Adrian Loader [A]
Born June 3, 1948. A British national, appointed Strategy and Business Development Director in August 2005. Previously, he was Director of Strategic Planning, Sustainable Development and External Affairs and President of Shell Oil Products Europe. He is a Non-executive board member of Alliance-Boots plc and Holcim Ltd.
Alan D. Matula [A]
Born November 11, 1960. A US national, appointed Chief Information Officer in January 2006. Previously, he was General Manager Strategy and Projects & Solutions for Shell International B.V. He is a Non-executive board member of Airbiquity.
Hugh S. Mitchell [A]
Born February 13, 1957. A British national, appointed Human Resource Director in March 2005. Previously he was Director International for Royal Dutch Shell Group and Human Resource Director of Oil Products.
[A] Beneficially owns less than one percent of outstanding classes of securities.
METHOD OF HOLDING SHARES OR AN INTEREST IN SHARE
There are several ways in which Royal Dutch Shell registered shares or an interest in these shares can be held, including:
•	directly as registered shares in uncertificated form or in certificated form in a shareholder’s own name;
•	indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act is applicable);
•	through the Royal Dutch Shell Corporate Nominee; and
•	as a direct or indirect holder of either an Class A or a Class B ADR with the Depositary.
RIGHTS ATTACHING TO SHARES
Dividend rights and rights to share in the company’s profit.
Under the applicable laws of England and Wales, dividends are payable on Class A ordinary shares and Class B ordinary shares only out of profits available for distribution, as determined in accordance with the Companies Act 1985 and under International Financial Reporting Standards.
Subject to the Companies Act 1985, if Royal Dutch Shell’s Directors consider that Royal Dutch Shell’s financial position justifies the declaration of a dividend, Royal Dutch Shell can pay an interim dividend.
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
Any dividend payable in cash relating to a share can be paid by sending a cheque, warrant or similar financial instrument payable to the shareholder entitled to the dividend by post addressed to the shareholder’s registered address or it can be made payable to someone else named in a written instruction from the shareholder and sent by post to the address specified in that instruction. A dividend can also be paid by interbank transfer or by other electronic means directly to an account with a bank or other financial institution named in a written instruction from the person entitled to receive the payment. Such bank or other financial institution must be in the UK other than in respect of Royal Dutch Shell’s ordinary shares which are held within Euroclear Nederland and to which the Securities Giro Act (Wet giraal effectenverkeer) applies. Alternatively, a dividend can be paid in some other way requested in writing by a shareholder and agreed to by Royal Dutch Shell. Royal Dutch Shell will not be responsible for a payment which is lost or delayed.
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
Royal Dutch Shell plc 185

SUPPLEMENTARY INFORMATION – CONTROL OF REGISTRANT (UNAUDITED)

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
Description of dividend access mechanism
A dividend access share has been issued by Shell Transport to Lloyds TSB Offshore Trust Company Limited (formerly Hill Samuel Offshore Trust Company Limited) as dividend access trustee. Pursuant to a declaration of trust, Lloyds TSB Offshore Trust Company Limited will hold any dividends paid in respect of the dividend access share on trust for the holders of Class B ordinary shares from time to time and will arrange for prompt disbursement of such dividends to holders of Class B ordinary shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends which are unclaimed after 12 years will revert to Shell Transport. Holders of Class B ordinary shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of Class B ordinary shares will be dividends paid to the dividend access trustee in respect of the dividend access share.
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
The daily operations of the Dividend Access Trust is administered on behalf of the Group by Lloyds TSB Offshore Trust Company Limited, an established trustee services company. Material financial information of the Dividend Access Trust is included in the Consolidated Financial Statements of the Group and is therefore, subject to the same disclosure controls and procedures of the Group.
DISPUTES BETWEEN A SHAREHOLDER OR ADR HOLDER AND ROYAL DUTCH SHELL, ANY SUBSIDIARY, DIRECTOR OR PROFESSIONAL SERVICE PROVIDER
Except as noted below, all disputes between (a) a shareholder in its capacity as such and Royal Dutch Shell or any of its subsidiaries (or any of Royal Dutch Shell’s or its subsidiaries’ Directors or former Directors) arising out of or in connection with Royal Dutch Shell’s Articles of Association or otherwise, (b) Royal Dutch Shell or its subsidiaries and any of Royal Dutch Shell’s or its subsidiaries’ Directors or former Directors (including all claims made by Royal Dutch Shell or any of its subsidiaries on Royal Dutch Shell’s behalf or on behalf of any of its subsidiaries against any such Director), (c) a shareholder in its capacity as such and any of Royal Dutch Shell’s professional service providers (which could include auditors, legal counsel, bankers and ADR depositaries) that have agreed with Royal Dutch Shell to be bound by the arbitration and exclusive jurisdiction provisions of Royal Dutch Shell’s Articles of Association, and (d) Royal Dutch Shell and its professional service providers arising in connection with any such dispute between a shareholder and a professional service provider, shall be exclusively and finally resolved by arbitration in The Hague, the Netherlands under the Rules of Arbitration of the International Chamber of Commerce (“ICC”). This would include all disputes arising under UK, Dutch or US law (including securities laws), or under any other law, between parties covered by the arbitration provision.
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

186 Royal Dutch Shell plc

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
VOTING RIGHTS AND GENERAL MEETINGS OF SHAREHOLDERS
Shareholders meetings
Under the applicable laws of England and Wales, Royal Dutch Shell is required in each year to hold an Annual General Meeting of shareholders in addition to any other meeting of shareholders that may be held. Not more than 15 months may elapse between the date of one Annual General Meeting of shareholders and that of the next. Additionally, shareholders may submit resolutions in accordance with section 376 of the Companies Act 1985.
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
Royal Dutch Shell is required to provide at least 21 clear days’ notice of any Annual General Meeting, any general meeting where a special resolution is to be voted upon, or to pass a resolution of which special notice under the Companies Act 1985, as amended has been given. “Special resolutions” generally involve proposals to:
•	change the name of a company;

•	alter a company’s capital structure;

•	change or amend the rights of shareholders;

•	permit a company to issue new shares for cash without applying shareholders’ pre-emptive rights;

•	amend a company’s objects clause in its Memorandum of Association;

•	amend a company’s Articles of Association; and

•	carry out other matters for which a company’s Articles of Association or the Companies Act 1985 prescribe that a “special resolution” is required.
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
Royal Dutch Shell plc 187

SUPPLEMENTARY INFORMATION – CONTROL OF REGISTRANT (UNAUDITED)

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
THRESHOLD FOR DISCLOSURE OF SHARE OWNERSHIP
The Companies Act 2006 imposes an obligation upon a person who acquires or ceases to have notifiable interest in the relevant share capital of a public company to notify the company of that fact within two days (excluding weekends and bank holidays) of his or her knowing of its occurrence. The disclosure threshold is 3%.
The Act provides a public company with the statutory means to ascertain the persons who are or have within the last three years been interested in its relevant share capital and the nature of such interests.
The Royal Dutch Shell Articles of Association provide that in any statutory notice under the Act, Royal Dutch Shell will ask for details of those who have an interest and the extent of their interest in a particular holding. The Royal Dutch Shell Articles of Association also provide that when a person receives a statutory notice, he has 14 days to comply with it. If he does not do so or if he makes a statement in response to the notice which is false or inadequate in some important way, Royal Dutch Shell may restrict the rights relating to the identified shares, following notice. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any right in relation to the shareholders’ meetings. Where the identified shares make up 0.25% or more (in amount or in number) of the existing shares of a class at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) the Directors can withhold any dividend or part of a dividend or other money otherwise payable in respect of the identified shares without any liability to pay interest when such money is finally paid to the shareholder; and (ii) the Directors can refuse to register a transfer of any of the identified shares which are certificated shares unless the Directors are satisfied that they have been sold outright to an independent third party. Once a restriction notice has been given, the Directors are free to cancel it or exclude any shares from it at any time they think fit. In addition, they must cancel the restriction notice within seven days of being satisfied that all information requested in the statutory notice has been given. Also, where any of the identified shares are sold and the Directors are satisfied that they were sold outright to an independent third party, they must cancel the restriction notice within seven days of receipt of the notification of the sale. The Royal Dutch Shell Articles of Association do not restrict in any way the provision of the Act.
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

188 Royal Dutch Shell plc

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
AMERICAN DEPOSITARY RECEIPTS
One Class A ADR represents two Class A ordinary shares of €0.07 each. One Class B ADR represents two Class B ordinary shares of €0.07 each. The Depositary is the registered shareholder of the shares underlying the Class A or Class B ADRs and enjoys the rights of a shareholder under the Memorandum and Articles of Association. Holders of ADRs will not have shareholder rights. The rights of the holder of a Class A ADR or Class B ADR are specified in the respective Depositary agreements with the Depositary and are summarised below.
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
TAXATION
General
Royal Dutch Shell is incorporated in England and Wales and tax-resident in the Netherlands. As a tax resident of the Netherlands, it is generally required by Dutch law to withhold tax at a rate of 15% on dividends with effect from January 1, 2007 (in 2006 the withholding tax rate was 25%) on its ordinary shares and ADRs, subject to the provisions of any applicable tax convention or domestic law. The following sets forth the operation of the provisions on dividends on Royal Dutch Shell’s various ordinary shares and ADRs to US and UK holders, as well as certain other tax rules pertinent to holders. Each holder should consult their tax advisor.
Dividends paid on the Dividend Access Share
There is no Dutch withholding tax on dividends on Royal Dutch Shell Class B ordinary shares or Class B ADRs provided that such dividends are paid on the Dividend Access Share pursuant to the Dividend Access Mechanism (see above section “dividend access mechanism for Class B ordinary shares”). Dividends paid on the Dividend Access Share are treated as UK-source for tax purposes and there is no UK withholding tax on them. Also, under UK law, individual shareholders resident in the UK are entitled to a UK tax credit with dividends paid on the Dividend Access Share. The amount of the UK tax credit is 10/90ths of the cash dividend and the credit is not repayable when it exceeds the individual’s UK tax liability. In 2006 all dividends with respect to Class B ordinary shares and Class B ADRs were paid on the Dividend Access Share pursuant to the Dividend Access Mechanism.
Dutch withholding tax
When Dutch withholding tax applies, a United States holder will be subject to Dutch withholding tax at a rate of 15% from January 1, 2007. A United States holder who is entitled to the benefits of the 1992 Double Taxation Convention between the United States and the Netherlands and as amended by the protocol signed March 8, 2004 (the “convention”) will be entitled to a reduction in the Dutch withholding tax, either by way of a full or a partial exemption at source or by way of a partial refund or a credit as follows:
•	If the US holder is an exempt pension trust as described in article 35 of the Convention, or an exempt organisation as described in article 36 thereof, the US holder will be exempt from Dutch withholding tax.

•	If the US holder is a company that holds directly at least 10% of the voting power in Royal Dutch Shell, the US holder will be subject to Dutch withholding tax at a rate not exceeding 5%.
In general, the entire dividend (including any amount withheld) will be dividend income to the US holder, and the withholding tax will be treated as a foreign income tax that is eligible for credit against the US holder’s income tax liability or a deduction subject to certain limitations. A “US holder” includes, but is not limited to, a citizen or resident of the United States, or a corporation or other entity organized under the laws of the United States or any of its political subdivisions.
When Dutch withholding tax applies on dividends paid to UK-resident holders (that is, dividends on Class A ordinary shares or Class A ADRs, or on Class B ordinary shares or Class B ADRs that are not paid on the Dividend
Royal Dutch Shell plc 189

SUPPLEMENTARY INFORMATION – CONTROL OF REGISTRANT (UNAUDITED)

Access Share pursuant to the dividend access mechanism), the dividend will typically be subject to withholding tax at a rate of 15% with effect from January 1, 2007. Pension funds, meeting certain defined criteria, can however, claim a full refund of the dividend tax withheld effective January 1, 2007. Also, resident corporate shareholders holding at least a 5% shareholding are exempted at source from dividend tax. For 2006 the 25% withholding tax rate applied, unless the UK holder was entitled to the benefits of the main tax convention between the Netherlands and the UK, and submitted an appropriate claim with the Dutch Revenue, in which case the reduced withholding tax rate of 15% was applicable. Such UK holder will be entitled to a credit (not repayable) for withholding tax against their UK tax liability.
For shareholders who are resident in any other country, the availability of a whole or partial exemption or refund of Dutch withholding tax is governed by Dutch tax law and/or the tax convention, if any, between the Netherlands and the country of the shareholder’s residence.
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
MANAGEMENT
Royal Dutch Shell’s Articles of Association provide that Royal Dutch Shell’s Board of Directors must consist of not less than three members nor more than 20 members at any time. Royal Dutch Shell has a single tier Board of Directors headed by a Chairman, with management led by a Chief Executive. Royal Dutch Shell’s Board comprises 10 Non-executive Directors (including the Chairman) and five Executive Directors (including the Chief Executive and the Chief Financial Officer).
Royal Dutch Shell’s Articles of Association provide that at every Annual General Meeting any Director who was in office at the time of the two previous Annual General Meetings and who did not retire at either of them must retire. Additional provisions in respect of retirement apply to Royal Dutch Shell’s 2007 and 2008 Annual General Meetings. At the Annual General Meeting at which a Director retires, shareholders can pass an ordinary resolution to re-elect the Director or to elect another eligible person in his or her place. Five of the 10 Non-executive Directors who were appointed in October 2004 are expected to be replaced by the end of 2008 – the Chairman and a Non-executive Director were replaced in 2006 and it is expected that three more Non-executive Directors will be replaced by 2008. The retiring Non-executive Directors will be replaced by candidates with the appropriate experience and qualifications to ensure the continued effectiveness of our Board’s supervision of Royal Dutch Shell and Shell Group companies.
A Director who would not otherwise be required to retire must also retire if he is aged 70 or more at the date of the meeting or if he has been in office, other than as a Director holding an executive position, for a continuous period of nine years or more at the date of the meeting. Any such Director will be eligible to stand for re-election.
The business address for all of the Directors is Carel van Bylandtlaan 30, 2596 HR, The Hague, the Netherlands. Save for Mr Jorma Ollila and Mr Nick Land (appointed with effect from June 1, 2006 and July 1, 2006 respectively), all of the Directors were appointed in 2004.
RELATED PARTY TRANSACTIONS
There were no transactions or proposed transactions that were material to either the Company or any related party. Nor were there any transactions that were unusual in their nature or conditions with any related party.

190 Royal Dutch Shell plc

Index to the Parent Company Financial Statements

The Parent Company Financial Statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Royal Dutch Shell plc 191

Parent Company Financial Statements
STATEMENT OF INCOME

			$ million
	NOTES	2006	2005
Dividend income	12	17,174	–
Administrative expenses		(31)	(14)
Finance income	3	478	16
Finance expense	3	(25)	(60)

Income/(loss) before taxation		17,596	(58)

Taxation	5	42	4

Income/(loss) for the period attributable to shareholders of Royal Dutch Shell plc		17,638	(54)

All results are from continuing activities.
The Notes on pages 196 to 207 are an integral part of these Parent Company Financial Statements.
192 Royal Dutch Shell plc

BALANCE SHEET

			$ million
	NOTES	Dec 31, 2006	Dec 31, 2005
Assets
Non-current assets
Investments in subsidiaries	6	200,613	200,612
Deferred tax	5	10	2

		200,623	200,614

Current assets
Amounts due from subsidiaries		6,606	3,032
Other receivables	7	27	–
Cash and cash equivalents	8	649	2,108

		7,282	5,140

Total assets		207,905	205,754

Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	918	440

		918	440

Total liabilities		918	440

Equity
Share capital	11	545	571
Other reserves	12	200,824	200,420
Retained earnings		5,618	4,323

Equity attributable to shareholders of Royal Dutch Shell plc		206,987	205,314

Total liabilities and equity		207,905	205,754

/s/ Peter Voser

Peter Voser
 Chief Financial Officer, for and on behalf of the Board of Directors
March 7, 2007
The Notes on pages 196 to 207 are an integral part of these Parent Company Financial Statements.
Royal Dutch Shell plc 193

PARENT COMPANY FINANCIAL STATEMENTS
STATEMENT OF CHANGES IN EQUITY

					$ million
		Share	Other	Retained	Total
	NOTES	capital	reserves	earnings	equity
At January 1, 2005		366	30	1	397
Income for the period		–	–	(54)	(54)
Currency translation differences		–	(45)	–	(45)
Effect of functional currency change	12	(15)	15	–	--

Total recognised income/(expense) for the period		(15)	(30)	(54)	(99)
Share-based compensation	12	–	30	–	30
Dividends paid	13	–	–	(3,770)	(3,770)
Issue of share capital	11	233	–	–	233
Acquisition of Shell Transport and Royal Dutch	11	–	213,011	–	213,011
Transfers in respect of pre-acquisition dividends	12	–	(12,634)	12,634	--
Redemption of share capital	11	(1)	1	–	--
Shares repurchased for cancellation	11	(12)	12	(4,488)	(4,488)

At December 31, 2005		571	200,420	4,323	205,314
Income for the period		–	–	17,638	17,638
Share-based compensation	12	–	224	–	224
Dividends paid	13	–	–	(8,142)	(8,142)
Issue of share capital	11	–	154	–	154
Redemption of share capital	11	(5)	5	–	--
Shares repurchased for cancellation	11	(21)	21	(8,201)	(8,201)

At December 31, 2006		545	200,824	5,618	206,987

ANALYSIS OF OTHER RESERVES

						$ million
			Cumulative
	Share	Capital	currency
	premium	redemption	translation	Share plan	Other	Other
	reserve	reserve	differences	reserve	reserve	reserves
At January 1, 2005	–	–	30	–	–	30
Currency translation differences	–	–	(45)	–	–	(45)
Effect of functional currency change	–	–	15	–	–	15

Total recognised income/(expense) for the period	–	–	(30)	–	–	(30)
Share-based compensation	–	–	–	30	–	30
Acquisition of Shell Transport and Royal Dutch	–	–	–	–	213,011	213,011
Transfers in respect of pre-acquisition dividends	–	–	–	–	(12,634)	(12,634)
Redemption of share capital	–	1	–	–	–	1
Shares repurchased for cancellation	–	12	–	–	–	12

At December 31, 2005	–	13	–	30	200,377	200,420
Issue of share capital	154	–	–	–	–	154
Share-based compensation	–	–	–	224	–	224
Redemption of share capital	–	5	–	–	–	5
Shares repurchased for cancellation	–	21	–	–	–	21

At December 31, 2006	154	39	–	254	200,377	200,824

The Notes on pages 196 to 207 are an integral part of these Parent Company Financial Statements.
194 Royal Dutch Shell plc

STATEMENT OF CASH FLOWS

			$ million
	NOTES	2006	2005
Cash flow from operating activities:
Income/(loss) for the period		17,638	(54)
Adjustment for:
Dividend income		(17,174)	–
Taxation		(42)	(4)
Currency exchange (gain)/loss (unrealised)		(318)	57
Interest income		(51)	(16)
Interest expense		25	–
Decrease in net working capital		69	229

Cash flow from operating activities		147	212

Cash flow from investing activities:
Acquisition of a subsidiary		–	(2)
Interest received		51	16
Dividends received		14,663	9,634

Cash flow from investing activities		14,714	9,648

Cash flow from financing activities:
Proceeds for loan notes cancelled and shares issued		166	–
Short-term financing from a Group company		–	(6)
Repurchase of share capital, including expenses		(8,201)	(4,488)
Dividends paid	13	(8,142)	(3,770)
Interest paid		(25)	–

Cash flow from financing activities		(16,202)	(8,264)

Currency translation differences relating to cash and cash equivalents		90	(100)

(Decrease)/increase in cash and cash equivalents		(1,251)	1,496
Cash and cash equivalents at beginning of period	8	1,899	403

Cash and cash equivalents at end of period	8	648	1,899

The Notes on pages 196 to 207 are an integral part of these Parent Company Financial Statements.
Royal Dutch Shell plc 195

Notes to the Parent Company Financial Statements
1
BASIS OF PREPARATION
In 2005, Royal Dutch Shell plc (“Royal Dutch Shell”, the Company) incorporated in England and Wales, became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former public parent companies of the Group (the “Unification”). After the Unification, a series of restructuring transactions of the Group occurred in December 2005 which included the contribution of Shell Transport to Royal Dutch and the merger under Dutch law of Royal Dutch with its wholly owned subsidiary, Shell Petroleum N.V. (“Shell Petroleum”). As a result of the merger, Royal Dutch and the Royal Dutch shares ceased to exist and Shell Petroleum, the surviving company in the merger, became a 100% owned subsidiary of Royal Dutch Shell and Shell Transport a 100% subsidiary of Shell Petroleum.
The Financial Statements of the Company have been prepared in accordance with the provisions of the Companies Act 1985, Article 4 of the IAS Regulation and with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to Royal Dutch Shell, there are no material differences with IFRS as issued by the International Accounting Standards Board.
The Financial Statements have been prepared in accordance with those IFRS and International Financial Reporting Interpretation Committee (“IFRIC”) interpretations issued and effective, or issued and early adopted, as at December 31, 2006. The accounting policies set out in Note 2 below have been consistently applied to all periods presented.
The Financial Statements have been prepared under the historical cost convention.
The preparation of Financial Statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results could differ from those estimates.
The financial results of the Company are included in the Consolidated Financial Statements of the Group on pages 104 to 160. The financial results of the Company incorporate the results of the Dividend Access Trust.
The Company’s principal activity is being the parent company for the Group. It conducts itself wholly within the Corporate business segment.
The Financial Statements were approved and authorised for issue by the Board of Directors on March 7, 2007.

2
ACCOUNTING POLICIES
Accounting policies follow those of the Shell Group as set out in Note 2 to the Consolidated Financial Statements on pages 108 to 112. The following are the principal accounting policies of Royal Dutch Shell.
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
PRESENTATION CURRENCY
The Company’s presentation and functional currency is US dollars.
CHANGE IN FUNCTIONAL CURRENCY IN 2005
Following Royal Dutch Shell becoming the parent company of Royal Dutch and Shell Transport on July 20, 2005 and through Royal Dutch and Shell Transport, of the rest of the Shell Group, the Directors concluded that the most appropriate functional currency of the Company is US dollars. This reflects the fact that the majority of the Shell Group’s business is influenced by pricing in international commodity markets, with a dollar economic environment. The previous functional currency of the Company was the euro.
On the date of the change of functional currency all assets, liabilities, issued capital and other components of equity and income statement items were translated into dollars at the exchange rate on that date. As a result the cumulative currency translation differences which had arisen up to the date of the change of functional currency were reallocated to other components within equity (refer to Note 12).
Share capital was recorded at the historical rate on the date of issue and was not re-translated at each subsequent balance sheet date.
As a result of the change in functional currency the Company’s functional and presentation currency are the same.
TAXATION
The Company is tax resident in the Netherlands.
For the assessment of Netherlands corporate income tax, the Company and certain of its subsidiaries form a fiscal unit. In 2005 the fiscal unit consisted of the Company and Shell International Finance B.V.. As from January 1, 2006 Shell Petroleum and its fiscal unit subsidiaries have become part of the fiscal unit of which the Company is the parent. Consequently, as from 2006 onwards, the Company will record the deferred tax balances of the fiscal unit. The deferred tax balances related to the Shell Petroleum fiscal unit prior to January 1, 2006, remain accounted for in Shell Petroleum until these have been utilised.
196 Royal Dutch Shell plc

The Company records a tax charge or credit in the Statement of Income calculated at the statutory tax rate prevailing in the Netherlands. In 2006, the enacted tax rate of 29.1% was applied. By the end of 2006 the tax rate changed to 25.5% effective from January 1, 2007. The Company has applied this rate to recalculate its deferred tax balances, as it is expected these balances will be settled based on this tax rate.
INVESTMENTS
Investments in subsidiaries are stated at cost, net of pre-acquisition dividends receivable (refer to Note 12).
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
The cost of the Company’s investment in Shell Transport is the fair value of the Shell Transport shares held by the former shareholders of Shell Transport, which were transferred in consideration for the issuance of Class B shares as part of the Scheme of Arrangement. The fair value is calculated based on the closing price of Shell Transport’s shares on July 19, 2005.
As a result of the Unification (see Note 1), the Company’s investments in Royal Dutch and Shell Transport now represents an investment in Shell Petroleum. The Restructuring had no impact on the cost of investments in subsidiaries.
SHARE-BASED COMPENSATION PLANS
The fair value of share-based compensation granted to employees of the Group under the Company’s schemes is to be charged to the relevant employing Group company from the date of grant with a corresponding increase shown in equity. The fair value of the Shell Group’s share-based compensation for performance shares was estimated using a Monte Carlo pricing model.
DIVIDEND INCOME
Interim dividends declared are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport or of Shell Petroleum, in which case income is recognised on declaration date.

3
FINANCE INCOME/(EXPENSE)

$ million
	2006	2005
Finance income
Interest income	51	16
Currency exchange gains	427	–

Total	478	16

Finance expense
Interest expense	(25)	–
Currency exchange losses	–	(60)

Total	(25)	(60)

4
DIRECTORS AND SENIOR MANAGEMENT COMPENSATION

$ thousand
	2006[A]	2005[A]
Short-term employee benefits[B]	11,005	3,864
Post-employment benefits[C]	1,196	1,625
Other long-term benefits[D]	2,526	781
Share-based payments[E]	6,020	941

Total	20,747	7,211

[A]	The 2005 figures comprise the Directors’ compensation for the period after the Unification, i.e. July 20, 2005 until December 31, 2005. The 2006 figures comprise the compensation for the full year.
[B]	In addition to salaries and fees, this includes annual bonus (shown in the related performance year and not in the following year in which they are paid), cash benefits, car benefits, and other benefits such as Medicare contributions and social law taxes.
[C]	The amounts contributed by the Company to pension funds. 2005 includes a one-off payment made on behalf of Peter Voser to the Shell Swiss Expatriate Pension Fund.
[D]	The annual bonus deferred under the Deferred Bonus Plan.
[E]	Cost to the Company of Directors and Senior Management participation in share-based payment plans and realised gains on the exercise of share options.
In 2005, Directors and Senior Management comprised the Executive and Non-executive Directors of Royal Dutch Shell. In 2006, one member of Senior Management was appointed.
There were no termination benefits in 2006 and 2005.
Aggregate Directors’ emoluments in respect of qualifying services to the Company are $11.7 million (2005: $4.6 million).
Royal Dutch Shell plc 197

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS
5
TAXATION
[A] Taxation credit for the period

$ million
	2006	2005
Tax credit	42	4

Reconciliation of the expected tax charge to the actual tax charge is as follows:

$ million
	2006	2005
Income/(loss) before taxation	17,596	(58)
Expected tax charge at 29.1%	(5,120)	17
Income/(expenses) not taxable	5,131	(13)
Tax credit on UK dividends	23	–
Other	8	–

Taxation credit	42	4

[B] Deferred taxation

$ million
At January 1, 2005	–
Credited to income	2

At December 31, 2005	2
Credited to income	8

At December 31, 2006	10

The Company has tax losses carried forward amounting to $10 million (2005: $2 million), which can be carried forward for 8 years as of December 31, 2006.
A deferred tax asset has been recognised in respect of all tax losses as it is probable that these assets will be recovered.

6
INVESTMENTS IN SUBSIDIARIES

$ million
	2006	2005
At January 1	200,612	–
Additions in the year	1	213,246
Adjustment for pre-acquisition dividends receivable	–	(12,634)

At December 31	200,613	200,612

In 2006, Shell Transport transferred the 4 remaining B shares which it held in Shell Petroleum to the Company. As a result the Company holds 100% of the issued share capital of Shell Petroleum. There are no changes to the existing governance structure.

7
OTHER RECEIVABLES
Other receivables mainly include an amount relating to a UK tax credit of $25 million (2005: nil). The fair value of other receivables approximates carrying amount.

8
CASH AND CASH EQUIVALENTS

$ million
	2006	2005
Cash and cash equivalents	649	2,108
Overdraft with a Group company	(1)	(209)

Cash and cash equivalents in the statement of cash flows	648	1,899

Cash and cash equivalents comprise call deposits with a Group company.
198 Royal Dutch Shell plc

9
FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS
Financial instruments in the Company’s Balance Sheet comprise cash and cash equivalents, amounts due from subsidiary companies, other receivables and accounts payable and accrued liabilities.
Foreign exchange derivatives (forward exchange contracts) are used by the Company to manage foreign exchange risk.
The Company held no forward exchange contracts at December 31, 2006 (2005: nil).
The fair value of financial instruments at December 31, 2006 and 2005 approximates carrying amount.

10
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

$ million
	2006	2005
Amounts owed to Group companies	669	214
Withholding tax payable	242	224
Accruals	7	2

Total	918	440

The fair value of accounts payable and accrued liabilities approximates carrying amount.

11
SHARE CAPITAL
AUTHORISED

				million
Dec 31, 2006	Dec 31, 2005		Dec 31, 2006	Dec 31, 2005
4,077,359,886	4,077,359,886	Class A shares of €0.07 each	€285	€285
2,759,360,000	2,759,360,000	Class B shares of €0.07 each	€193	€193
3,101,000,000	3,101,000,000	Unclassified shares of €0.07 each	€217	€217
–	62,280,114	Euro deferred shares of €0.07 each	€–	€4
50,000	50,000	Sterling deferred shares of £1 each	£–	£–

ISSUED AND FULLY PAID

Number of shares
	Shares of €0.07 each			Shares of £1 each
	Class A	Class B	Euro deferred	Sterling deferred	Ordinary
At January 1, 2005	–	–	4,148,800,000	30,000	20,000
Redemption of share capital	–	–	(9,760,000)	–	–
Allotted on acquisition of Shell Transport	–	2,759,360,000	–	–	–
Transferred in respect of acquisition of Royal Dutch	4,076,759,886	–	(4,076,759,886)	–	–
Reclassification of shares	–	–	–	20,000	(20,000)
Shares repurchased for cancellation	(141,134,886)	–	–	–	–

At December 31, 2005	3,935,625,000	2,759,360,000	62,280,114	50,000	–

Shares issued	4,827,974	–	–	–	–
Redemption of share capital	–	–	(62,280,114)	–	–
Shares repurchased for cancellation	(244,672,974)	–	–	–	–

At December 31, 2006	3,695,780,000	2,759,360,000	–	50,000	–

Royal Dutch Shell plc 199

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS     NOTE 11 CONTINUED

						$ million
	Shares of 0.07 each			Shares of £1 each
	Class A	Class B	Euro deferred	Sterling deferred	Ordinary	Total
At January 1, 2005	–	–	366	–	–	366
Redemption of share capital	–	–	(1)	–	–	(1)
Allotted on acquisition of Shell Transport	–	233	–	–	–	233
Effect of functional currency change	–	–	(15)	–	–	(15)
Transferred in respect of acquisition of Royal Dutch	345	–	(345)	–	–	–
Reclassification of shares	–	–	–	–	–	–
Shares repurchased for cancellation	(12)	–	–	–	–	(12)

At December 31, 2005	333	233	5	–	–	571

Shares issued	[A]	–	–	–	–	–
Redemption of share capital	–	–	(5)	–	–	(5)
Shares repurchased for cancellation	(21)	–	–	–	–	(21)

At December 31, 2006	312	233	–	–	–	545

[A]	Less than $1 million.
On April 27, 2005, the Directors resolved to redeem, with immediate effect, 9,760,000 euro deferred shares for €0.01 in total, in accordance with the rights attaching to those shares.
On May 12, 2005, the authorised share capital of the Company was increased to £50,000 and €700,000,000 by the creation of 600,000 Class A shares of €0.07 each, 2,759,360,000 Class B shares of €0.07 each and 2,740,040,000 unclassified shares of €0.07 each (to be classified as Class A shares or Class B shares upon allotment at the discretion of the directors) and an ordinary resolution was passed authorising the Directors to allot relevant securities (as defined in Section 80 of the Companies Act 1985) up to an aggregate nominal amount of €193,155,200 in connection with the Scheme. In addition, 360,960,000 unissued euro deferred shares were reclassified as unclassified shares (to be classified as Class A shares or Class B shares upon allotment at the discretion of the Royal Dutch Shell Directors).
On May 13, 2005, the Directors resolved to allot, conditional upon the Scheme becoming effective, Class B shares up to an aggregate nominal value of €193,155,200 to Relevant Holders (as that term is defined in the Scheme) in accordance with the terms of the Scheme.
Also on May 13, 2005:
•	a special resolution was passed conditional on the Royal Dutch Offer being declared unconditional in all respects:
•	re-classifying as Class A shares, immediately upon the Royal Dutch Offer being declared unconditional in all respects, such number of issued euro deferred shares as is equal to the number of Royal Dutch shares validly tendered in the Royal Dutch Offer acceptance period multiplied by two;
•	re-classifying as Class A shares, on each occasion that Royal Dutch shares are validly tendered to the Royal Dutch Offer in the subsequent acceptance period, such number of issued euro-deferred shares as is equal to the number of Royal Dutch shares validly tendered in any subsequent acceptance period multiplied by two; and
•	re-classifying as Class A shares, on each occasion that Royal Dutch shares are offered to Royal Dutch Shell for exchange into Class A shares after the later of the expiry of the Royal Dutch Offer acceptance period and the expiry of the subsequent acceptance period but at the absolute discretion of the Royal Dutch Shell Directors (and subject to applicable law), such number of issued euro deferred shares as is equal to that number of Royal Dutch shares so offered multiplied by two; and
•	a special resolution was passed, conditional on the Royal Dutch Offer being declared unconditional in all respects and the Scheme becoming effective, re-classifying the sterling ordinary shares of Royal Dutch Shell as sterling deferred shares.
On July 20, 2005 all conditions of the Royal Dutch Offer and the Scheme of Shell Transport were satisfied and the following occurred:
•	2,759,360,000 Class B shares were allotted, called-up and fully paid up at par, in exchange for shares in Shell Transport;
•	2,562,949,336 euro deferred shares were re-classified as Class A shares in respect of Royal Dutch shares validly tendered in the Royal Dutch Offer; and
•	20,000 sterling ordinary shares were re-classified as sterling deferred shares.
From July 21, 2005 1,513,810,550 euro deferred shares were re-classified as Class A shares in respect of Royal Dutch shares validly tendered in the Royal Dutch Offer and subsequent acceptance period.
In the period August 10 to December 19, 2005 141,134,886 Class A shares were repurchased under the Company’s share buyback programme and cancelled.
In the period from January 1, 2006 to December 20, 2006, 244,672,974 Class A shares were repurchased under the Company’s share buyback programme and cancelled.
On January 6, 2006 the Company issued 4,827,974 Class A shares at nominal value of €0.07 in exchange for loan notes issued to the remaining public shareholders of Royal Dutch on December 21, 2005 as part of the Unification (refer to Note 1).
On March 8, 2006, 62,280,114 euro deferred shares were redeemed for €0.01, in total, in accordance with the rights attached to those shares.
200 Royal Dutch Shell plc

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
The euro-deferred shares are redeemable only at the option of the Company at a price not exceeding €0.01 for all the euro-deferred shares redeemed at any one time and carry no voting rights. The shares carry a right to receive a non-cumulative preference dividend of 1% of nominal value out of the profits of the Company available for distribution in each financial year, subject to a resolution under the Articles approving the distribution. No such resolution has been passed to date. Upon winding up or liquidation, the shares carry a preferred right to repayment of paid up nominal value.
For information on the number of shares in the Company held by Shell Group Employee Share Ownership Trusts and in connection with share-based compensation plans, refer to Note 28 of the Consolidated Financial Statements on pages 141 to 144.
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
DESCRIPTION OF DIVIDEND ACCESS MECHANISM
A dividend access share has been issued by Shell Transport to Lloyds TSB Offshore Trust Company Limited (Lloyds) as dividend access trustee. Pursuant to a declaration of trust, Lloyds will hold any dividends paid in respect of the dividend access share on trust for the holders of Class B shares from time to time and will arrange for prompt disbursement of such dividends to holders of Class B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends which are unclaimed after 12 years will revert to Shell Transport. Holders of Class B shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of Class B shares will be dividends paid to the dividend access trustee in respect of the dividend access share.
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
Royal Dutch Shell plc 201

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS
12
OTHER RESERVES
Other reserves comprise a share premium reserve, capital redemption reserve, cumulative currency translation differences, share plan reserve and a reserve arising from the Unification.
SHARE PREMIUM RESERVE
On January 6, 2006 the loan notes were converted into 4,827,974 Class A shares. The difference between the value of the loan notes and the value of the new shares issued was credited to the share premium reserve.
CAPITAL REDEMPTION RESERVE
As required by the Companies Act 1985, the equivalent of the nominal value of shares cancelled is transferred to a capital redemption reserve.
CUMULATIVE CURRENCY TRANSLATION DIFFERENCES
The cumulative currency translation differences comprised the currency differences which arose in previous years as a result of translating the financial statements from the Company’s previous functional currency of euro to the reporting currency of dollars. The impact of the change in functional currency in 2005 was the reallocation at that date of the cumulative currency translation differences of $15 million to share capital.
SHARE PLAN RESERVE
Share plan reserve represents an amount of $254 million (2005: $30 million) in respect of the fair value of share-based compensation granted to employees under the Company’s schemes which is to be charged to the relevant employing Group company with a corresponding increase shown in equity.
OTHER RESERVE
The other reserve was created as a result of the Unification and represents the difference between the cost of the investment in Shell Transport and Royal Dutch and the nominal value of shares issued in exchange for those investments as required by section 131 of the Companies Act 1985.
In 2005, an amount of $12,634 million was transferred from other reserve to retained earnings in respect of dividends receivable from subsidiaries. IFRS requires dividends received from subsidiaries, which were paid out of their profits earned prior to it becoming a subsidiary of an entity (“pre-acquisition dividends”) to be treated as a reduction of the cost of the investment as opposed to income. However, the receipt of the dividend results in the realisation of the unrealised profit recorded in other reserve from the acquisition of the investment in Royal Dutch and Shell Transport (prior to the Unification), and therefore, the amount of the dividend has been transferred from other reserve to retained earnings.
In 2006, all dividends ($17,174 million) received by the Company have been considered to be from post-acquisition profits and are therefore accounted for as income.

13
DIVIDENDS

$ million
Interim paid on Sept 15, 2005: €0.23 per Class A share	1,108
Interim paid on Sept 15, 2005: €0.23 per Class B share	794
Interim paid on Dec 15, 2005: €0.23 per Class A share	1,104
Interim paid on Dec 15, 2005: €0.23 per Class B share	764

Total paid in 2005	3,770

Interim paid on March 15, 2006: €0.23 per Class A share	1,085
Interim paid on March 15, 2006: €0.23 per Class B share	755
Interim paid on Jun 14, 2006: €0.25 per Class A share	1,220
Interim paid on Jun 14, 2006: €0.25 per Class B share	870
Interim paid on Sept 13, 2006: €0.25 per Class A share	1,200
Interim paid on Sept 13, 2006: €0.25 per Class B share	882
Interim paid on Dec 13, 2006: €0.25 per Class A share	1,221
Interim paid on Dec 13, 2006: €0.25 per Class B share	909

Total paid in 2006	8,142

In addition, on February 1, 2007, the Directors proposed a further interim dividend in respect of 2006 of €0.25 per Class A share and €0.25 per Class B share, payable on March 14, 2007, which will absorb an estimated $2,125 million of shareholders’ funds.
202 Royal Dutch Shell plc

14
SIGNIFICANT NON-CASH TRANSACTIONS
Significant non-cash transactions in 2005 primarily relate to the exchange of shares when the Company became the parent of Shell Transport and Royal Dutch as part of the Unification detailed in Note 1.
There were no significant non-cash transactions in 2006.

15
AUDITORS’ REMUNERATION
PricewaterhouseCoopers LLP (PwC) became the sole auditors of the Company as of November 7, 2005. Prior to that the audit was jointly performed with KPMG.

$ thousand
	2006	2005
	PwC	PwC	KPMG	Total
Auditor remuneration	196	173	–	173
Audit-related services	34	21	–	21

Total	230	194	–	194

16
RELATED PARTY TRANSACTIONS
The Company deposited cash balances with Shell Treasury Centre Limited, a Group company. The Company earned interest on these balances of $35 million in 2006 (2005: $16 million).
At December 31, 2006 the balance deposited with Shell Treasury Centre Limited was $648 million (2005: $1,899 million; consisting of sterling, euro and dollar). These balances are shown within cash and cash equivalents.
Interest on the euro balance is calculated at Euribor less 0.0625%, on the sterling balance at LIBOR and on the dollar balance at US LIBOR less 0.125%.
The Company has a payable to Shell Treasury Luxembourg, a Group company. The Company paid interest on these balances of $10 million in the year ended December 31, 2006 (2005: nil). At December 31, 2006 the balance payable to Shell Treasury Luxembourg was $3 million (2005: nil), consisting of sterling, euro and dollar balances. The balances are shown within accounts payable and accrued liabilities respectively. Interest on the euro balance is calculated at Euribor less 0.0625%, on the sterling balance at LIBOR and on the dollar balance at US LIBOR.
The Company is recharged certain administrative expenses from Group companies, which amounted to $24 million in 2006 (2005: $4 million). The Company recharged certain administrative expenses to Group companies, which amounted to $3 million in 2006 (2005: $1 million). Invoices from third party suppliers were paid by Shell International B.V., a Group company, on behalf of the Company amounting to $4 million (2005: $2 million). At December 31, 2006 a balance of $21 million (2005: $5 million) was owed to Group companies in respect of these transactions.
The Company enters into forward foreign exchange contracts or spot foreign exchange contracts with Treasury companies within the Shell Group. At December 31, 2006, there were no open contracts with Treasury companies in respect of foreign exchange contracts.
Dividends of $17,174 million in 2006 (2005: $12,634 million) were receivable from Group companies. At December 31, 2006 an amount of $5,709 million was outstanding (2005: $3,000 million).
The Company has guaranteed listed debt issued by Group companies amounting to $7,115 million (2005: $6,953 million).
At December 31, 2006 an amount of $254 million (2005: $30 million) was receivable from Group companies in respect of the fair value of share-based compensation granted to employees under the Company’s schemes.

17
CONTINGENT LIABILITIES AND LEGAL PROCEEDINGS
Please refer to Note 32 of the Consolidated Financial Statements.
Royal Dutch Shell plc 203

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

18
POST BALANCE SHEET EVENTS
Since December 31, 2006 additional purchases of shares have been made under the Company’s buyback programme. At March 1, 2007 a further 14,220,000 Class A shares (representing 0.2% of Royal Dutch Shell’s issued ordinary share capital at December 31, 2006) had been purchased for cancellation at a total cost of $486 million including expenses, at an average price of €26.21 and 1,732.81 pence per Class A share.

19
ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES
The Company has no direct interest in associated companies and jointly controlled entities. The Group’s major investments in associated companies and jointly controlled entities at December 31, 2006 and the Group percentage of share capital (to the nearest whole number) are set out below. A complete list of investments in subsidiary and associated companies and jointly controlled entities will be attached to the Company’s annual return made to the Registrar of Companies.

Segment	Name	Description	Country of incorporation	Group interest
Exploration & Production
	Aera	Jointly controlled entity	USA	52%
	Brunei Shell	Jointly controlled entity	Brunei	50%
	NAM	Jointly controlled entity	The Netherlands	50%
	Woodside	Associated company	Australia	34%

Gas & Power
	Nigeria LNG	Associated company	Nigeria	26%
	Oman LNG	Associated company	Oman	30%

Oil Products
	Motiva	Jointly controlled entity	USA	50%
	Deer Park	Jointly controlled entity	USA	50%
	Saudi Arabia Refinery	Associated company	Saudi Arabia	50%
	Showa Shell	Associated company	Japan	35%

Chemicals
	CNOOC and Shell Petrochemicals (Nanhai)	Jointly controlled entity	China	50%
	Infineum	Jointly controlled entity	The Netherlands	50%
	Saudi Petrochemical	Jointly controlled entity	Saudi Arabia	50%

All shareholdings in the above entities are in ordinary shares or the equivalent.

20
SUBSIDIARIES
The significant subsidiary undertakings of the Company at December 31, 2006 and the Group percentage of share capital (to the nearest whole number) are set out below. All of these subsidiaries have been included in the Consolidated Financial Statements of the Group on pages 104 to 160. Those held directly by the Company are marked with an asterisk (*). A complete list of investments in subsidiary and associated companies and jointly controlled entities will be attached to the Company’s annual return made to the Registrar of Companies.

Subsidiary undertaking	%	Country of incorporation	Principal activities	Class of shares held
Shell Compania Argentina de Petroleo S.A.	100	Argentina	Exploration & Production	Nominative
Shell Development (Australia) Pty Ltd	100	Australia	Exploration & Production, Gas & Power	Ordinary
Shell Energy Holdings Australia Ltd	100	Australia	Exploration & Production	Ordinary, Redeemable Preference
Shell Oman Trading Ltd	100	Bermuda	Exploration & Production	Common
Tacoma Company Ltd	100	Bermuda	Exploration & Production	Ordinary
Sakhalin Energy Investment Company Ltd	55	Bermuda	Exploration & Production, Gas & Power	Ordinary, Preference
Shell Brasil Ltda	100	Brazil	Exploration & Production	Quotas
Shell Canada Ltd	78	Canada	Exploration & Production	Common, Preference
Sure Northern Energy Ltd	100	Canada	Exploration & Production	Common, Preference
Shell Gabon	75	Gabon	Exploration & Production	Ordinary
Shell Algeria Reggane GmbH	100	Germany	Exploration & Production	Ordinary
Shell Algeria Zerafa GmbH	100	Germany	Exploration & Production	Ordinary
Shell Deepwater Exploration Morocco GmbH	100	Germany	Exploration & Production	Ordinary
Shell Erdgas Beteiligungsgesellschaft mbH	100	Germany	Exploration & Production	Ordinary
Shell Exploration et Production du Maroc GmbH	100	Germany	Exploration & Production	Ordinary
Shell Verwaltungsgesellschaft fur Erdgasbeteiligungen mbH	100	Germany	Exploration & Production	Ordinary
Shell E&P Ireland Ltd	100	Ireland	Exploration & Production	Ordinary
Shell Italia E&P S.p.A.	100	Italy	Exploration & Production	Ordinary
Shell Nigeria Exploration and Production Company Ltd	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Exploration Properties Alpha Ltd	100	Nigeria	Exploration & Production	Ordinary
204 Royal Dutch Shell plc

Subsidiary undertaking	%	Country of incorporation	Principal activities	Class of shares held
Shell Nigeria Exploration Properties Beta Ltd	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Offshore Prospecting Ltd	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Ultra Deep Ltd	100	Nigeria	Exploration & Production	Ordinary
Shell Nigeria Upstream Ventures Ltd	100	Nigeria	Exploration & Production	Ordinary
The Shell Petroleum Development Company of Nigeria Ltd	100	Nigeria	Exploration & Production	Ordinary
A/S Norske Shell	100	Norway	Exploration & Production	Ordinary
Enterprise Oil Norge AS	100	Norway	Exploration & Production	Ordinary
Shell Abu Dhabi B.V.	100	the Netherlands	Exploration & Production	Common
Shell Egypt Deepwater N.V.	100	the Netherlands	Exploration & Production	Ordinary
Shell Egypt N.V.	100	the Netherlands	Exploration & Production	Ordinary, Redeemable
Shell EP Middle East Holdings B.V.	100	the Netherlands	Exploration & Production	Ordinary
Shell EP Somalia B.V.	100	the Netherlands	Exploration & Production	Ordinary
Shell International Exploration and Production B.V.	100	the Netherlands	Exploration & Production	Ordinary
Shell Kazakhstan Development B.V.	100	the Netherlands	Exploration & Production	Redeemable, Non-Redeemable
Shell Olie – OG Gasudvinding Danmark B.V.	100	the Netherlands	Exploration & Production	Ordinary
Shell Philippines Exploration B.V.	100	the Netherlands	Exploration & Production	Redeemable, Non-Redeemable
Shell Sakhalin Holdings B.V.	100	the Netherlands	Exploration & Production	Common
Shell Salym Development B.V.	100	the Netherlands	Exploration & Production	Redeemable, Non-Redeemable
Syria Shell Petroleum Development B.V.	100	the Netherlands	Exploration & Production	Redeemable, Non-Redeemable
Enterprise Oil Ltd	100	UK	Exploration & Production	Ordinary, Preference
Enterprise Oil Middle East Ltd	100	UK	Exploration & Production	Ordinary
Enterprise Oil U.K. Ltd	100	UK	Exploration & Production	Ordinary
Private Oil Holdings Oman Ltd	85	UK	Exploration & Production	Ordinary
Saxon Oil Miller Ltd	100	UK	Exploration & Production	Ordinary
Shell EP Offshore Ventures Ltd	100	UK	Exploration & Production	Ordinary
Shell UK North Atlantic Ltd	100	UK	Exploration & Production	Ordinary, Preference
Shell U.K. Ltd	100	UK	Exploration & Production, Chemicals, Oil Products	Ordinary
Pecten Cameroon Company LLC	80	USA	Exploration & Production	Ordinary
Pecten Victoria Inc	100	USA	Exploration & Production	Common
Shell Exploration & Production Company	100	USA	Exploration & Production	Common
Shell Frontier Oil & Gas Inc	100	USA	Exploration & Production	Common
Shell International Pipelines Inc	100	USA	Exploration & Production	Ordinary
Shell Oil Company	100	USA	Exploration & Production	Common
SWEPI LP	100	USA	Exploration & Production	Equity
Shell Venezuela S.A.	100	Venezuela	Exploration & Production	Ordinary
Qatar Shell GTL Ltd	100	Bermuda	Gas & Power	Ordinary
Shell Bermuda (Overseas) Ltd	100	Bermuda	Gas & Power	Ordinary
Coral Cibola Canada Inc	100	Canada	Gas & Power	Common
Coral Energy Canada Inc	100	Canada	Gas & Power	Common, Preference
Shell Energy Deutschland GmbH	100	Germany	Gas & Power	Equity
Shell Ferngasbeteiligungsgesellschaft mbH	100	Germany	Gas & Power	Ordinary
Hazira Gas Private Ltd	74	India	Gas & Power	Equity
Hazira LNG Private Ltd	74	India	Gas & Power	Equity
Hazira Port Private Ltd	74	India	Gas & Power	Equity
Shell MDS (Malaysia) Sendirian Berhad	72	Malaysia	Gas & Power	Ordinary, Redeemable, Preference
Shell Nigeria Gas (SNG) Ltd	100	Nigeria	Gas & Power	Ordinary
Shell Tankers Singapore (Private) Ltd	100	Singapore	Gas & Power	Ordinary
Shell Energy Europe B.V.	100	the Netherlands	Gas & Power	Ordinary
Shell Gas & Power International B.V.	100	the Netherlands	Gas & Power	Ordinary
Shell Gas B.V.	100	the Netherlands	Gas & Power	Common
Shell Western LNG B.V.	100	the Netherlands	Gas & Power	Ordinary
Shell Tankers (U.K.) Ltd	100	UK	Gas & Power	Ordinary
Coral Energy Holding, L.P.	100	USA	Gas & Power	Partnership Capital
Coral Energy Resources, L.P.	100	USA	Gas & Power	Partnership Capital
Coral Power, L.L.C.	100	USA	Gas & Power	Equity
Shell US Gas & Power LLC	100	USA	Gas & Power	Equity
Shell Australia Limited	100	Australia	Oil Products	Ordinary
Shell Refining (Australia) Proprietary Limited	100	Australia	Oil Products	Ordinary
The Shell Company of Australia Ltd	100	Australia	Oil Products	Ordinary
Shell Western Supply & Trading Ltd	100	Barbados	Oil Products	Ordinary
Shell EP International Ltd	100	Bermuda	Oil Products	Ordinary
Shell International Trading Middle East Ltd	100	Bermuda	Oil Products	Ordinary
Shell Tongyi (Beijing) Petroleum Chemical Co. Ltd	75	China	Oil Products	Ordinary

Royal Dutch Shell plc 205

PARENT COMPANY FINANCIAL STATEMENTS NOTE 20 CONTINUED

Subsidiary undertaking	%	Country of incorporation	Principal activities	Class of shares held
Shell Tongyi (Xianyang) Petroleum Chemical Co. Ltd	75	China	Oil Products	Ordinary
Europe Service Restauration S.A.	100	France	Oil Products	Ordinary
J.P. Industrie SAS	100	France	Oil Products	Ordinary
STE d’ Exploitation de Stations-Service d’ Autoroutes	100	France	Oil Products	Ordinary
STE des Petroles Shell S.A.S.	100	France	Oil Products	Ordinary
Deutsche Shell Holding Gmbh	100	Germany	Oil Products	Ordinary
Shell Direct GmbH	100	Germany	Oil Products	Ordinary
Shell Direct Services GmbH	100	Germany	Oil Products	Ordinary
Shell Italia S.P.A.	100	Italy	Oil Products	Ordinary
Sarawak Shell Berhad	100	Malaysia	Oil Products	Ordinary
Shell Malaysia Trading Sendirian Berhad	100	Malaysia	Oil Products	Ordinary
Pilipinas Shell Petroleum Corporation	67	Philippines	Oil Products	Common
Shell Eastern Petroleum (PTE) Ltd	100	Singapore	Oil Products	Ordinary, Redeemable Preference
Shell Eastern Trading (Pte) Ltd	100	Singapore	Oil Products	Ordinary, Redeemable Preference
Shell South Africa Marketing (Pty) Ltd	75	South Africa	Oil Products	Ordinary
AB Svenska Shell	100	Sweden	Oil Products	Ordinary
Shell Raffinaderi A.B.	100	Sweden	Oil Products	Ordinary
Oliecentrale Nederland B.V.	100	the Netherlands	Oil Products	Ordinary
Shell Global Solutions International B.V.	100	the Netherlands	Oil Products	Ordinary
Shell Nederland Raffinaderij B.V.	100	the Netherlands	Oil Products	Ordinary
Tankstation Exploitatie Maatschappij Holding B.V.	100	the Netherlands	Oil Products	Ordinary, Preference
Shell Nederland B.V.	100	the Netherlands	Oil Products	Ordinary
Shell Energy Trading Ltd	100	UK	Oil Products	Ordinary
Shell Holdings (U.K.) Limited	100	UK	Oil Products	Ordinary
Shell Trading International Ltd	100	UK	Oil Products	Ordinary
The Shell Company of the Sudan Ltd	100	UK	Oil Products	Ordinary
Equilon Enterprises LLC	100	USA	Oil Products	Equity
Jiffy Lube International, Inc	100	USA	Oil Products	Common
Pennzoil-Quaker State Company	100	USA	Oil Products	Common
Shell Pipeline Company LP	100	USA	Oil Products	Equity
Shell Trading (US) Company	100	USA	Oil Products	Common
SOPC Holdings East LLC	100	USA	Oil Products	Equity
SOPC Holdings West LLC	100	USA	Oil Products	Common
TMR Company	100	USA	Oil Products	Ordinary
Shell Trading (M.E.) Private Ltd	100	Bermuda	Chemicals	Ordinary, Redeemable Preference
Shell Chemicals Americas Inc	100	Canada	Chemicals	Common
Shell Chemicals Canada Ltd	100	Canada	Chemicals	Common, Preference
Shell Petrochimie Mediterannee	100	France	Chemicals, Oil Products	Ordinary
Shell Deutschland Oil GmbH	100	Germany	Chemicals	Ordinary
Shell Chemical Yabucoa Inc	100	Puerto Rico	Chemicals	Common
Ethylene Glycols (Singapore) Pte Ltd	70	Singapore	Chemicals	Ordinary
Shell Chemicals Seraya Pte Ltd	100	Singapore	Chemicals	Ordinary
Shell Chemicals Europe B.V.	100	the Netherlands	Chemicals	Ordinary
Shell Nederland Chemie B.V.	100	the Netherlands	Chemicals	Ordinary, Redeemable
Shell Chemicals U.K. Ltd	100	UK	Chemicals	Ordinary
Shell U.K. Oil Products Ltd	100	UK	Chemicals	Ordinary
SCOGI Louisiana Holdings LLC	100	USA	Chemicals	Equity
Shell Chemical Capital Company	100	USA	Chemicals	Common
Shell Chemical LP	100	USA	Chemicals	Partnership Capital
Shell Chemicals Arabia LLC	100	USA	Chemicals	Ordinary
International Energy Bank Ltd	100	Barbados	Treasury	Ordinary
Solen Insurance Ltd	100	Bermuda	Insurance	Ordinary
Shell Holdings (Bermuda) Limited	100	Bermuda	Treasury	Ordinary
Shell Overseas Holdings (Oman) Limited	100	Bermuda	Treasury	Ordinary
Shell Shared Service Centre Hellas A.E.	100	Greece	Service	Ordinary
Shell Finance Luxembourg SARL	100	Luxembourg	Treasury	Ordinary
Shell Treasury Luxembourg SARL	100	Luxembourg	Treasury	Ordinary
Shell Shared Service Centre – Kuala Lumpur SDN BHD	100	Malaysia	Service	Ordinary, Preference
Shell Shared Services (Asia) B.V.	100	the Netherlands	Service	Ordinary
Shell Polska SP. ZO.O. Oddzial W Zabierzowie	100	Poland	Service	Ordinary
Shell Treasury Centre East (Pte) Ltd	100	Singapore	Treasury	Ordinary
Solen Versicherungen AG	100	Switzerland	Insurance	Registered, Voting
206 Royal Dutch Shell plc

PARENT COMPANY FINANCIAL STATEMENTS NOTE 20 CONTINUED

Subsidiary undertaking	%	Country of incorporation	Principal activities	Class of shares held
Shell Finance Switzerland AG	100	Switzerland	Treasury	Ordinary
Shell Petroleum N.V. *	100	the Netherlands	Holding Company	Ordinary
Shell International B.V.	100	the Netherlands	Service	Ordinary
Shell Finance (Netherlands) B.V.	100	the Netherlands	Treasury	Ordinary
Shell International Finance B.V.*	100	the Netherlands	Treasury	Ordinary
Shell Treasury Netherlands B.V.	100	the Netherlands	Treasury	Common
Shell Overseas Holdings Ltd	100	UK	Holding Company	Ordinary
The Shell Petroleum Company Ltd	100	UK	Holding Company	Ordinary
The Shell Transport and Trading Company Ltd	100	UK	Holding Company	Ordinary, Preference
Shell Energy Investments Limited	100	UK	Service	Ordinary, Redeemable
Shell International Ltd	100	UK	Service	Ordinary
Shell Shared Service Centre – Glasgow Ltd	100	UK	Service	Ordinary
Shell Finance (U.K.) Plc	100	UK	Treasury	Ordinary
Shell Treasury Centre Ltd	100	UK	Treasury	Ordinary
Shell Treasury Dollar Company Ltd	100	UK	Treasury	Ordinary, Redeemable
Shell Treasury Euro Company Ltd	100	UK	Treasury	Ordinary, Redeemable
Shell Treasury U.K. Limited	100	UK	Treasury	Ordinary
Shell Petroleum Inc	100	USA	Holding Company	Ordinary
Shell Treasury Center (West) Inc	100	USA	Treasury	Common
Royal Dutch Shell plc 207

ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS
Reports of the Independent Auditors

REPORT ON THE ANNUAL REPORT AND ACCOUNTS
INDEPENDENT AUDITORS’ REPORT TO LLOYDS TSB OFFSHORE TRUST COMPANY LIMITED, TRUSTEE OF THE ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST
We have audited the financial statements of the Royal Dutch Shell Group Dividend Access Trust for the year ended December 31, 2006 which comprise the Statement of Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related notes. These financial statements have been prepared under the accounting policies set out therein.
RESPECTIVE RESPONSIBILITIES OF THE TRUSTEE AND AUDITORS
The Trustee is responsible for preparing the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.
Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for the Trustee and the Royal Dutch Shell plc Class B shareholders as a group, in accordance with clause 9.4 of the Trust Deed, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
We report to you our opinion as to whether the financial statements give a true and fair view.
We read the other information contained in the Royal Dutch Shell Annual Report, and consider whether it is consistent with the audited financial statements. This other information comprises the other sections of the Royal Dutch Shell Annual Report and Accounts, and Annual Report on Form 20-F. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.
BASIS OF AUDIT OPINION
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Trustee in the preparation of the financial statements, and of whether the accounting policies are in accordance with the requirements of the Trust Deed, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.
OPINION
In our opinion the financial statements of the Trust give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Trust’s affairs as at December 31, 2006 and of its result and cash flows for the year then ended.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
March 7, 2007
Notes:

[A]	The maintenance and integrity of the Royal Dutch Shell plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

[B]	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Note that the report set out above is included for the purposes of Royal Dutch Shell’s Annual Report and Accounts only and does not form part of Royal Dutch Shell’s Annual Report on Form 20-F for 2006.

208 Royal Dutch Shell plc

ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

REPORT ON THE ANNUAL REPORT ON FORM 20-F
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.
TO LLOYDS TSB OFFSHORE TRUST COMPANY LIMITED, TRUSTEE OF THE ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST AND THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC
We have completed an integrated audit of the Royal Dutch Shell Group Dividend Access Trust’s December 31, 2006 financial statements and of its internal control over financial reporting as of December 31, 2006 and an audit of its December 31, 2005 financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
FINANCIAL STATEMENTS
In our opinion, the accompanying Statement of Income and the related Balance Sheet, Statement of Changes in Equity and Statement of Cash Flows present fairly, in all material respects, the financial position of the Royal Dutch Shell Group Dividend Access Trust at December 31, 2006 and December 31, 2005, and the results of its operations and cash flows for each of the two periods ended December 31, 2006 in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits present a reasonable basis for our opinion.
IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 10 to the financial statements.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Also, in our opinion, management’s and the Trustee’s assessment, included in the accompanying Corporate governance report as set out on page 83, that the Trust maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in “Internal Control –Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in “Internal Control – Integrated Framework” issued by the COSO.
The Trustee and the management of Royal Dutch Shell plc are responsible for maintaining effective internal control over financial reporting of the Trust and for the assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Trust’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting standards and principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting standards and principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and the Trustee; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
London
March 7, 2007
Note that the report set out above is included for the purposes of Royal Dutch Shell’s Annual Report on Form 20-F for 2006 only and does not form part of Royal Dutch Shell’s Annual Report and Accounts for 2006.
Royal Dutch Shell plc 209

ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS
Index to the Royal Dutch Shell Group Dividend Access Trust Financial Statements

210 Royal Dutch Shell plc

ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS
Royal Dutch Shell Group
Dividend Access Trust Financial Statements

STATEMENT OF INCOME		£ million
			Period May 19 to
	NOTES	2006	Dec 31, 2005
Dividend income		1,837	870
Finance costs	4	–	(1)

Income before taxation and for the period		1,837	869

All results are from continuing activities.

The Notes on pages 215 and 216 are an integral part of these Financial Statements.
Royal Dutch Shell plc 211

ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

BALANCE SHEET		£ million
	NOTES	Dec 31, 2006	Dec 31, 2005
Current assets
Cash and cash equivalents		–	–

Total assets		–	–

Current liabilities
Other liabilities		–	–

Total liabilities		–	–

Equity
Capital account	5	–	–
Revenue account		–	–

Total equity		–	–

Total liabilities and equity		–	–

/s/ Jeremy Le Maistre

Jeremy Le Maistre
Director
For and on behalf of Lloyds TSB Offshore Trust Company Limited
/s/ Michael Richards

Michael Richards
Director
For and on behalf of Lloyds TSB Offshore Trust Company Limited

March 7, 2007
The Notes on pages 215 and 216 are an integral part of these Financial Statements.
212 Royal Dutch Shell plc

ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN EQUITY			£ million
	NOTES	Capital account	Revenue account	Total equity
At May 19, 2005		–	–	–
Income for the period		–	869	869

Total recognised income for the period		–	869	869
Distributions made	6	–	(869)	(869)

At December 31, 2005		–	–	–

Income for the period		–	1,837	1,837

Total recognised income for the period		–	1,837	1,837
Distributions made	6	–	(1,837)	(1,837)

At December 31, 2006		–	–	–

The Notes on pages 215 and 216 are an integral part of these Financial Statements.
Royal Dutch Shell plc 213

ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

STATEMENT OF CASH FLOWS	£ million
		Period May 19 to
	2006	Dec 31, 2005
Cash flow from operating activities:
Income for the period	1,837	869
Adjustment for:
Dividends received	(1,837)	(869)

Cash flow from operating activities	–	–

Cash flow from investing activities:
Dividends received	1,837	869

Cash flow from investing activities	1,837	869

Cash flow from financing activities:
Distributions made	(1,837)	(869)

Cash flow from financing activities	(1,837)	(869)

Increase in cash and cash equivalents	–	–
Cash and cash equivalents at beginning of period	–	–

Cash and cash equivalents at end of period	–	–

The Notes on pages 215 and 216 are an integral part of these Financial Statements.
214 Royal Dutch Shell plc

ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS
Notes to the Royal Dutch Shell Group Dividend Access Trust Financial Statements
1
THE TRUST
The Royal Dutch Shell Group Dividend Access Trust (the “Trust”) was established on May 19, 2005 by The Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, plc (“Shell Transport”)) and Royal Dutch Shell plc (“Royal Dutch Shell”). The Trust is governed by the applicable laws of England and Wales and resident in Jersey. The Trustee of the Trust was Hill Samuel Offshore Trust Company Limited, 7 Bond Street, St Helier, Jersey, JE4 8PH. On January 1, 2007 the Trustee changed its name and registered office to Lloyds TSB Offshore Trust Company Limited, 25 New Street, St Helier, Jersey, JE4 8RG.
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

2
BASIS OF PREPARATION
The Financial Statements of the Trust have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to the Royal Dutch Shell Group Dividend Access Trust, there are no material differences with IFRS as issued by the International Accounting Standards Board. The accounting policies are set out in Note 3.
The Financial Statements have been prepared under the historical cost convention.
The preparation of Financial Statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Trust’s accounting policies. Actual results may differ from these estimates.
The financial results of the Trust are included in the Consolidated and Parent Company Financial Statements of Royal Dutch Shell.
The Financial Statements were approved and authorised for issue on March 7, 2007 by the Directors of Lloyds TSB Offshore Trust Company Limited, as Trustee.

3
ACCOUNTING POLICIES
FUNCTIONAL CURRENCY
The functional currency of the Trust is sterling. The Trust dividend income and dividends paid are principally in sterling.
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
Royal Dutch Shell plc 215

ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS
6
DISTRIBUTIONS MADE
Distributions are made to the Class B shareholders of Royal Dutch Shell in accordance with the Trust Deed.
Unclaimed dividends amounted to £27,465 as at December 31, 2006 (2005: nil), which are not included in distributions made. Amounts are recorded as distributed once a wire transfer or cheque is issued. All cheques are valid for one year from the date of issue. Any wire transfers that are not completed are replaced by cheques. To the extent that cheques expire or are returned unpresented, the Trust records a liability for unclaimed dividends and a corresponding amount of cash.

7
AUDITORS’ REMUNERATION
Auditors’ remuneration for audit services during the year was £35,000 (2005: £35,000).

8
FINANCIAL INSTRUMENTS
The Trust, in its normal course of business, is not subject to market risk, credit risk or liquidity risk. The Trustees do not consider that any foreign exchange exposures will materially affect the operations of the Trust.

9
RELATED PARTY TRANSACTIONS
Shell Transport, a signatory to the Trust Deed, issued a Dividend Access Share to the Trustee of the Trust. The Trust received dividend income of £1,837 million (2005: £870 million) in respect of the Dividend Access Share.
The Trust made distributions of £1,837 million (2005: £869 million) to the Class B shareholders of Royal Dutch Shell, a signatory to the Trust Deed.

10
INFORMATION ON US GAAP
There are no differences between Income for the period and total assets less total liabilities as prepared under IFRS as adopted by the European Union and US GAAP.
216 Royal Dutch Shell plc

ADDITIONAL SHAREHOLDER INFORMATION (UNAUDITED)
Additional Shareholder Information (unaudited)

ANNUAL GENERAL MEETING
The Annual General Meeting of Royal Dutch Shell plc will be held at the Circustheater, Circusstraat 4 in The Hague, The Netherlands at 11 a.m. (Dutch time) on May 15, 2007, with an audio-visual link to a satellite meeting place at Novotel London-West Hotel and Convention Centre, Hammersmith, London UK at 10 a.m. (UK time).
CLASS A AND CLASS B SHARES
Royal Dutch Shell has two classes of shares – Class A shares and Class B shares. The Class A shares and Class B shares have identical rights except in relation to the dividend source. Dividends having a Dutch source are intended to be paid to holders of Class A shares and dividends having a UK source are intended to be paid to holders of Class B shares.
ROYAL DUTCH SHELL LISTING INFORMATION

	Class A shares	Class B shares
Ticker symbol – London	RDSA	RDSB

Ticker symbol – Amsterdam	RDSA	RDSB

Ticker symbol – New York (ADR[A])	RDS.A	RDS.B

ISIN Code	GB00B03MLX29	GB00B03MM408

CUSIP	G7690A100	G7690A118

SEDOL Number – London	B03MLX2	B03MM40
SEDOL Number – Euronext	B09CBL4	B09CBN6
Weighting on FTSE as at 29/12/06	4.396%	3.269%
Weighting on AEX as at 29/12/06	14.62%	not included

[A]	One ADR is equal to two underlying shares
SHARE PRICES
RDSA and Royal Dutch ordinary shares – Amsterdam[A]

€
	RDSA		Royal Dutch ordinary shares
	2006	2005	2005[B]	2004	2003	2002
		(Jul 20 to	(Jan 1 to
		Dec 31)	Sep 30)
High	28.53	27.67	28.38	22.02	22.29	31.60
Low	24.92	24.12	20.92	18.30	16.68	19.61
Year end	26.72	25.78	25.80	21.18	20.90	20.98

RDSA – London

pence
	2006	2005	2004	2003	2002
		(July 20 to
		Dec 31)
High	1,880	1,894	–	–	–
Low	1,671	1,633	–	–	–
Year end	1,785	1,771	–	–	–

RDS Class A ADRs and Royal Dutch New York Shares – New York[C]

$
	RDS Class A ADRs		Royal Dutch ordinary shares
	2006	2005	2005[D]	2004	2003	2002
		(Jul 20 to	(Jan 1 to
		Dec 31)	Sep 30)
High	72.38	68.08	67.45	57.79	52.70	57.30
Low	60.58	57.79	55.37	45.79	36.69	38.60
Year end	70.79	61.49	62.80	57.38	52.39	44.02

RDSB – Amsterdam

					€
	2006	2005	2004	2003	2002
		(July 20 to
		December 31)
High	29.60	28.90	–	–	–
Low	25.51	25.41	–	–	–
Year end	26.66	27.08	–	–	–

RDSB and Shell Transport Ordinary Shares – London[E]

pence
	RDSB		Shell Transport Ordinary shares
	2006	2005	2005	2004	2003	2002
		(Jul 20 to	(Jan 1 to
		Dec 31)	July 19)
High	2,071	1,968	1,991	1,570	1,531	1,888
Low	1,764	1,717	1,528	1,205	1,154	1,256
Year end	1,790	1,858	1,838	1,545	1,446	1,423

RDS Class B ADRs and Shell Transport ADRs – New York[F]

$
	RDS Class B ADRs		Shell Transport ADRs
	2006	2005	2005	2004	2003	2002
		(Jul 20 to	(Jan 1 to
		Dec 31)	July 19)
High	74.93	70.94	69.86	59.98	52.42	54.91
Low	63.29	60.69	57.75	45.38	37.45	39.47
Year end	71.15	64.53	64.56	59.63	52.24	45.15

[A]	Pursuant to the terms of the Unification, holders of Royal Dutch ordinary shares received two Royal Dutch Shell plc Class A ordinary shares for each Royal Dutch ordinary share. To assist comparison, the historical prices of the Royal Dutch ordinary shares have been divided by 2 to reflect such exchange ratio.

[B]	Royal Dutch ordinary shares continued to trade on Euronext Amsterdam following the completion of the Unification until such shares were delisted on September 30, 2005.

[C]	Pursuant to the terms of the Unification, holders of Royal Dutch New York Shares received one Royal Dutch Shell plc Class A ADR for each Royal Dutch New York Share. Each Royal Dutch Shell plc Class A ADR represents two Royal Dutch Shell plc Class A ordinary shares.

[D]	The New York Stock Exchange halted trading in the Royal Dutch New York Shares on October 3, 2005, following delisting in Amsterdam, and resumed trading in the Royal Dutch New York Shares on October 31, 2005, following the joint public announcement by Royal Dutch Shell and Royal Dutch of the definitive terms of the legal merger between Royal Dutch and its wholly owned subsidiary Shell Petroleum N.V., in which all outstanding Royal Dutch shares were exchanged for €52.21 (or the equivalent in loan notes). The table excludes trading in Royal Dutch New York Shares for the period from October 3, 2005 through their delisting on November 21, 2005.

[E]	Pursuant to the terms of the Unification, holders of Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares to which holders of Shell Transport bearer warrants were entitled) received 0.287333066 Royal Dutch Shell plc Class B ordinary shares for each Shell Transport Ordinary Share. To assist comparison, the historical prices of the Shell Transport Ordinary Shares have been divided by 0.287333066 to reflect such exchange ratio.

[F]	Pursuant to the terms of the Unification, holders of Shell Transport ADRs received 0.861999198 Royal Dutch Shell plc Class B ADRs for each Shell Transport ADR. To assist comparison, the historical prices of the Shell Transport ADRs have been divided by 0.861999198 to reflect such exchange ratio. Each Royal Dutch Shell plc Class B ADR represents two Royal Dutch Shell plc Class B ordinary shares.
Royal Dutch Shell plc 217

ADDITIONAL SHAREHOLDER INFORMATION (UNAUDITED)

CAPITAL GAINS TAX
For the purposes of UK capital gains tax, the market values of the Company’s shares were:

		£
	March 31,	July 20,
	1982	2005
Historical information relating to:
Royal Dutch Petroleum Company	1.1349	17.6625
(N.V. Koninklijke Nederlandsche Petroleum Maatschappij) which ceased to exist on December 21, 2005.

Share prices have been restated where necessary to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure following the Unification of Royal Dutch and Shell Transport where 1 Royal Dutch share was exchanged for 2 Royal Dutch Shell plc Class A ordinary shares.

Historical information relating to:
The “Shell” Transport and Trading Company, p.l.c.	1.4502	Not
which delisted on July 19, 2005.		applicable

Share prices have been restated where necessary to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure following the Unification of Royal Dutch and Shell Transport where 1 Shell Transport share was exchanged for 0.287333066 Royal Dutch Shell plc Class B ordinary shares.

DIVIDENDS

Class A shares				€
	2006	2005		2004
Q1	0.25	0.23	[A]	–
Q2	0.25	0.23		–
Q3	0.25	0.23		–
Q4	0.25	0.23		–
Interim	–	–		0.38	[A]
Final/second interim	–	–		0.52	[A]

Total	1.00	0.92		0.90

Amount paid during the year	0.98	1.21		0.89

Class B shares				pence
	2006	2005		2004
Q1	17.13	15.84	[A]	–
Q2	17.08	15.89		–
Q3	16.77	15.64		–
Q4	16.60	15.64		–
Interim	–	–		21.75	[A]
Final/second interim	–	–		37.24	[A]

Total	67.58	63.01		58.99

Amount paid during the year	66.62	84.61		55.33

Class A ADRs				$
	2006	2005		2004
Q1	0.63	0.59	[A]	–
Q2	0.63	0.55		–
Q3	0.63	0.56		–
Q4	0.65	0.56		–
Interim	–	–		0.90	[A]
Final/second interim	–	–		1.33	[A]

Total	2.54	2.26		2.24

Amount paid during the year	2.45	3.04		2.12

Class B ADRs				$
	2006	2005		2004
Q1	0.63	0.57	[A]	–
Q2	0.63	0.55		–
Q3	0.63	0.56		–
Q4	0.65	0.56		–
Interim	–	–		0.78	[A]
Final/second interim	–	–		1.43	[A]

Total	2.54	2.24		2.21

Amount paid during the year	2.45	3.10		1.99

[A]	Historical data converted to Royal Dutch Shell equivalents.
DIVIDENDS
Royal Dutch Shell intends to pay quarterly dividends and to grow the dividend at least in line with inflation over a number of years. On February 1, 2007 the Board announced that going forward the inflation level will be based on inflation levels in global developed economies, rather than a blend of European inflation rates. Dividend growth going forward will be measured in US dollars.
On February 1, 2007 the Board also announced that effective from the first quarter 2007, dividends will be declared in dollars rather than euro. The Company will announce the euro and pound sterling equivalent amounts at the same time as the US dollar declaration, using an exchange rate from the day before the declaration date.
Dividends declared on A shares are paid by default in euros, although holders of A shares are able to elect to receive dividend in pounds sterling. Dividends declared on B shares are paid by default in pound sterling, although holders of B shares are able to elect to receive dividend in euros. Dividends declared on ADRs are paid in dollars. Eligible shareholders must make currency elections the day before the declaration date.
It is expected that holders of Class B ordinary shares will receive dividends through the dividend access mechanism applicable to such shares. The dividend access mechanism is described more fully in “Supplementary information – Control of registrant (unaudited) – Rights attaching to shares”.
DIVIDEND REINVESTMENT PLAN (DRIP)
A DRIP is offered on both classes of shares and, depending on how an investor holds shares, is offered by either Lloyds TSB Registrars or ABN Amro. DRIPs for ADRs traded on the NYSE are offered by The Bank of New York.
Lloyds TSB Registrars
The DRIP operated by Lloyds TSB Registrars is available to investors in respect of shares held directly in the Royal Dutch Shell Nominee or on the Royal Dutch Shell plc share register. You will be liable for tax on dividends reinvested on the same basis as if you had received the cash and arranged the purchase of shares yourself.
ABN Amro
The DRIP operated by ABN Amro is available to shareholders who hold their shares via Euroclear Nederland through an admitted institution of Euroclear Nederland and are expecting to receive the dividend in the default currency for Class A ordinary and Class B ordinary shares.
The Bank of New York
The Bank of New York maintains a (Global BuyDIRECTsm) plan for the Royal Dutch Shell Class A ADRs, available to registered holders and first time

218 Royal Dutch Shell plc

ADDITIONAL SHAREHOLDER INFORMATION (UNAUDITED)

investors and a DRIP for the Class B ADRs available to registered ADR holders.
Tax consequences of participation in the plan may vary depending upon the tax residence of the shareholder and the class of shares held. Holders of Class A ordinary shares should note that it is the net dividend that will be reinvested.
To participate, or if you have any further questions, please call your bank or broker if your shareholding is through Euroclear Nederland, The Bank of New York if enquiries relate to ADRs and Lloyds TSB Registrar for all other shareholders.

FINANCIAL CALENDAR

Financial year ends	December 31, 2006

Announcement
Full year results for 2006	February 1, 2007
First quarter results for 2007	May 3, 2007
Second quarter results for 2007	July 26, 2007
Third quarter results for 2007	October 25, 2007

Dividends – ordinary shares Class A and Class B including ADRS
2006 Fourth quarter interim[A]

Announced	February 1, 2007
Ex-dividend date	February 7, 2007
Record date	February 9, 2007
Payment date	March 14, 2007

2007 First quarter interim

Announced	May 3, 2007
Ex-dividend date	May 9, 2007
Record date	May 11, 2007
Payment date	June 13, 2007

2007 Second quarter interim

Announced	July 26, 2007
Ex-dividend date	August 1, 2007
Record date	August 3, 2007
Payment date	September 12, 2007

2007 Third quarter interim

Announced	October 25, 2007
Ex-dividend date	October 31, 2007
Record date	November 2, 2007
Payment date	December 12, 2007

Annual General Meeting	May 15, 2007

[A]	The Directors do not propose to recommend any further distribution in respect of 2006.
Royal Dutch Shell plc 219

ADDITIONAL SHAREHOLDER INFORMATION (UNAUDITED)

DOLLAR EXCHANGE RATES[A]				€ 1 = $
	Average[A]	High	Low	Period end
Year:
2001	0.8909
2002	0.9495
2003	1.1411
2004	1.2478
2005	1.2400
2006	1.2661
Month:
2006
January		1.2287	1.1980
February		1.2100	1.1860
March		1.2197	1.1886
April		1.2624	1.2091
May		1.2888	1.2607
June		1.2953	1.2522
July		1.2822	1.2500
August		1.2914	1.2735
September		1.2833	1.2648
October		1.2773	1.2502
November		1.3261	1.2771
December		1.3327	1.3073
2007
January		1.3286	1.2904
February		1.3246	1.2933

As at March 1, 2007				1.3173

				£ 1 = $
	Average[B]	High	Low	Period end
Year:
2001	1.4382
2002	1.5084
2003	1.6450
2004	1.8356
2005	1.8154
2006	1.8582
Month:
2006
January		1.7885	1.7404
February		1.7807	1.7343
March		1.7567	1.7256
April		1.8220	1.7389
May		1.8911	1.8286
June		1.8817	1.8108
July		1.8685	1.8203
August		1.9102	1.8711
September		1.9050	1.8630
October		1.9084	1.8548
November		1.9693	1.8883
December		1.9794	1.9458
2007
January		1.9847	1.9305
February		1.9699	1.9443

As at March 1, 2007				1.9579

[A]	Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

[B]	Calculated by using the average of the exchange rates on the last business day of each month during the year.
220 Royal Dutch Shell plc

Exhibits
EXHIBIT INDEX

Exhibit No.	Description	Page No.
1.1	Memorandum of Association of Royal Dutch Shell plc (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (Registration No. 333-125037) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on May 18, 2005.
1.2	Articles of Association of Royal Dutch Shell plc (incorporated by reference to Exhibit 99.3) to the Report on Form 6-K of Royal Dutch Shell plc furnished to the Securities and Exchange Commission on August 26, 2005.
2.	Dividend Access Trust Deed
4.1	Shell Pay Deferral Investment Fund Plan Instrument and Trust Agreement (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-8 (Registration No. 333-126715) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on July 20, 2005).
4.2	Shell Provident Fund Regulations and Trust Agreement (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-8 (Registration No. 333-126715) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on July 20, 2005).
4.3	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.3 to the Annual Report for the fiscal year ended December 31, 2005 on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2006).
4.4	Senior Debt Securities Indenture dated June 27, 2006 among Shell International Finance B.V. as issuer, Royal Dutch Shell plc, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 (Registration No. 333-126726) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on July 20, 2005, amended from then to be dated as of June 27, 2006 and with the parties signatures).
4.5	Form of Letter of appointment for Jorma Ollila.
4.6	Form of Letter of appointment for Jeroen van der Veer, as Executive Director.
4.7	Form of Letter of appointment for Peter Voser, as Executive Director.
4.8	Form of Letter of appointment for Malcolm Brinded, as Executive Director.
4.9	Form of Letter of appointment for Linda Cook, as Executive Director.
4.10	Form of Letter of appointment for Rob Routs, as Executive Director.
4.11	Form of Letter of appointment for Non-executive Directors.
7.1	Calculation of Ratio of Earnings to Fixed Charges.	E1
7.2	Calculation of Return on Average Capital Employed (ROACE) (incorporated by reference to pages 54 and 55 herein).
7.3	Calculation of gearing ratio (incorporated by reference to page 55 and Note 19D to the Consolidated Financial Statements on page 130 herein).
8	Significant Group companies as at December 31, 2006.	E2
12.1	Section 302 Certification of Royal Dutch Shell plc.	E5
12.2	Section 302 Certification of Royal Dutch Shell plc.	E6
13.1	Section 906 Certification of Royal Dutch Shell plc.	E7
99.1	Consent of PricewaterhouseCoopers LLP, London.	E8
99.2	Consent of PricewaterhouseCoopers LLP, London relating to the Royal Dutch Shell Group Dividend Access Trust.	E9

Royal Dutch Shell plc 221

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on Form 20-F on its behalf.

Royal Dutch Shell plc

/s/ Jeroen van der Veer

Jeroen van der Veer
Chief Executive

March 7, 2007
222 Royal Dutch Shell plc

Contact information

REGISTERED OFFICE
Royal Dutch Shell plc
Shell Centre
London SE1 7NA
United Kingdom
Registered in England and Wales
Company number 4366849
Registered with the Dutch Trade Register under
number 34179503
HEADQUARTERS
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
SHARE REGISTRAR
Lloyds TSB Registrars
The Causeway, Worthing
West Sussex BN99 6DA
United Kingdom
Freephone 0800 169 1679 (UK only)
Tel  +44 (0)121 415 7073
Fax +44 (0)870 600 3980
www.shareview.co.uk for online information about your holding. Shareholder reference number will be required – shown on your share certificates, tax vouchers or your Shell Nominee Statement.
AMERICAN DEPOSITARY RECEIPTS
(ADRS)
The Bank of New York
Shareholder Relations
PO Box 11258
Church Street Station,
New York, NY 10286-1258
USA
Tel 1 800 524 4458 (USA only)
Tel +1 212 815 3700 (international)
E-mail shareowners@bankofny.com
www.stockbny.com
CORPORATE ISA/PEP
BNP Paribas Securities Services
Block C, Western House
Lynchwood Business Park
Peterborough PE2 6BP
United Kingdom
Tel +44 (0)845 358 1102
RETAIL SHAREHOLDERS
For access to shareholder information,
visit www.shell.com/shareholder
Enquiries from retail shareholders
may be addressed to:
Shareholder Relations
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel  +31 (0)70 377 1365/4088
Fax +31 (0)70 377 3953
E-mail: royaldutchshell.shareholders@shell.com
or
Shareholder Relations
Royal Dutch Shell plc
Shell Centre
London SE1 7NA
United Kingdom
Tel  +44 (0)20 7934 3363
Fax +44 (0)20 7934 7515
E-mail: royaldutchshell.shareholders@shell.com
For any other private shareholder enquiries
please write to:
Company Secretary
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
INVESTOR RELATIONS
For access to investor relations information,
visit www.shell.com/investor
Enquiries from institutional shareholders
may be addressed to:
Investor Relations
Royal Dutch Shell plc
PO Box 162
2501 AN The Hague
The Netherlands
Tel  +31 (0)70 377 4540
Fax +31 (0)70 377 3115
E-mail: ir-hague@shell.com
or
Investor Relations
Royal Dutch Shell plc
Shell Centre
London SE1 7NA
United Kingdom
Tel  +44 (0)20 7934 3856
Fax +44 (0)20 7934 3702
E-mail: ir-london@shell.com
or
Investor Relations
Shell Oil Company
630, Fifth Avenue Suite 3166
New York, NY 10111
USA
Tel  +1 212 218 3112
Fax +1 212 218 3114
E-mail: ir-newyork@shell.com
Designed by Flag
Typeset by Bowne
Cover photography by Adrian Burke
Board photography by Jaap van den Beukel
Printed by Taylor Bloxham under ISO 14001
The paper used has Forest Stewardship Council
certification.

PUBLICATION REQUESTS
Copies of all publications of the Group are available from:
Royal Dutch Shell plc
c/o Bankside
Tel: +44 (0)1635 232700
E-mail: bbs@shellbankside.co.uk
Annual Report/20-F Service for US residents:
Tel: (888) 400 7789
More information about the Group is available at www.shell.com
PUBLICATIONS
Annual Report and Form 20-F for the year ended December 31, 2006
A comprehensive overview of the Group.
Available at www.shell.com/annualreport
Annual Review and Summary Financial Statements 2006
A summarised overview and the operational and financial performance of the business.
Available at www.shell.com/annualreport
Jaaroverzicht en verkorte jaarrekening 2006
Dutch language version.
Available at www.shell.com/annualreport
Financial and Operational Information 2002-2006 (available May 2007)
Five years’ financial and operational information, including maps of exploration and production activities.
Available at www.shell.com/faoi

Shell Sustainability Report 2006
(available May 2007)
Report on progress in contributing to sustainable development.
Available at www.shell.com/envandsociety
Shell Technology Report
An overview of 27 advanced technologies.
Available at www.shell.com/technology
Shell General Business Principles
Fundamental principles that govern how each Shell company conducts its affairs. Available at www.shell.com/sgbp
Shell Code of Conduct
Provides standards of behaviour expected from employees.
Available at www.shell.com/codeofconduct