Form 20-F
period 2007-12-31
Royal Dutch Shell plc
filed 2008-03-17
CIK 1306965

United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 20-F
Annual Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
Commission file number 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organisation)
Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands
Tel. no: 011 31 70 377 9111
(Address of principal executive offices)
Securities registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American Depositary Receipts representing Class A ordinary shares of the issuer of an aggregate nominal value €0.07 each	New York Stock Exchange

American Depositary Receipts representing Class B ordinary shares of the issuer of an aggregate nominal value of €0.07 each	New York Stock Exchange

5.625% Guaranteed Notes due 2011 4.95% Guaranteed Notes due 2012 5.2% Guaranteed Notes due 2017	New York Stock Exchange New York Stock Exchange New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of December 31, 2007: 3,486,221,746 RDS Class A ordinary shares of the nominal value of €0.07 each. 2,724,135,015 RDS Class B ordinary shares of the nominal value of €0.07 each.

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
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.	Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐ Yes	☑ No
Copies of notices and communications from the Securities and Exchange Commission should be sent to:
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague, The Netherlands
Attn: Mr. M. Brandjes

Delivery and growth
Royal Dutch Shell plc
Annual Report and Form 20-F for the year ended December 31, 2007

Royal Dutch Shell
Our Business
With 104,000 employees in more than 110 countries and territories, Shell plays a key role in helping to meet the world’s growing demand for energy in economically, environmentally and socially responsible ways.
Our Exploration & Production business searches for and recovers oil and natural gas around the world. Many of these activities are carried out as joint venture partnerships, often with national oil companies.
Our Gas & Power business liquefies natural gas and transports it to customers across the world. Its gas to liquids (GTL) process turns natural gas into cleaner-burning synthetic fuel and other products. It develops wind power to generate electricity and invests in solar power technology. It also licenses our coal gasification technology, a cleaner way of turning coal into chemical feedstocks and energy.
Our Oil Sands business, the Athabasca Oil Sands Project, extracts bitumen from oil sands in Alberta, western Canada and converts it to synthetic crude oils.
Our Oil Products business makes, moves and sells a range of petroleum-based products around the world for domestic, industrial and transport use. Its Future Fuels and CO2 business unit develops fuels such as biofuels and hydrogen and synthetic fuels made from natural gas (GTL Fuel) and potentially from biomass; and leads company-wide activities on CO2 management. With 46,000 service stations, ours is the world’s largest single-branded fuel retail network.
Our Chemicals business produces petrochemicals for industrial customers. They include the raw materials for plastics, coatings and detergents used in the manufacture of textiles, medical supplies and computers.

About this Report

This Report combines the Annual Report and Accounts and the Annual Report on Form 20-F (“Report”) for the year ended December 31, 2007, for Royal Dutch Shell plc (“Royal Dutch Shell”, “the Company”) and its subsidiaries. It presents the Consolidated Financial Statements of Royal Dutch Shell (pages 112-161) and the Parent Company Financial Statements of Royal Dutch Shell (pages 182-194). This Report complies with all applicable UK regulations. This Report also includes the disclosure included in the Annual Report on Form 20-F for the year ended December 31, 2007, as filed with the U.S. Securities and Exchange Commission (“SEC”). Cross references to Form 20-F are set out on page 2 of this Report.
In this Report “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Report refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this Report, associates and jointly controlled entities are also referred to as “equity-accounted investments”.
The term “Shell interest” is used for convenience to indicate the direct and/or indirect equity interest held by Shell in a venture, partnership or company (i.e., after exclusion of all third-party interests).
Except as otherwise specified, the figures shown in the tables in this Report represent those in respect of subsidiaries only, without deduction of minority interests. However, where figures are given specifically for oil production (net of royalties in kind), natural gas production available for sale, and both the refinery processing intake and total oil product sales volumes, the term “Shell share” is used for convenience to indicate not only the volumes to which subsidiaries are entitled (without deduction in respect of minority interests in subsidiaries) but also the portion of the volumes of equity-accounted investments to which Shell is entitled or which is proportionate to the Shell interest in those companies.
The Financial Statements contained in this Report have been prepared in accordance with the provisions of the Companies Act 1985, Article 4 of the International Accounting Standards (IAS) Regulation and with both International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union. IFRS as defined above includes International Financial Reporting Interpretations Committee (“IFRIC”) interpretations.
Prior to the Shell’s date of transition to IFRS of January 1, 2004 it prepared Consolidated Financial Statements in accordance with US Generally Accepted Accounting Principles (“US GAAP”). Tables and disclosure that provide data over a five-year period show 2003 on a US GAAP basis.
The Consolidated Financial Statements of Royal Dutch Shell and its subsidiaries have been prepared using the carry-over basis to account for the Unification (see page 3) and on the basis that the resulting structure was in place throughout the periods presented.
Except as otherwise noted, the figures shown in this Report are stated in US dollars. As used herein all references to “dollars” or “$” are to the US currency.
The Operating and Financial Review (“OFR”) and other sections of this Report contain forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.
This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.
DOCUMENTS ON DISPLAY
Documents concerning Royal Dutch Shell, or its predecessors for reporting purposes, which are referred to in this Report have been filed with the SEC and may be examined and copied at the public reference facility maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information on the operation of the public reference room and the copy charges, please call the SEC at (800) SEC-0330. All of the SEC filings made electronically by Shell are available to the public at the SEC website at www.sec.gov (commission file number 001-32575). This Report, as well as the Annual Review, is also available, free of charge, at www.shell.com/annualreport or at the offices of Royal Dutch Shell in The Hague, the Netherlands and London, UK. You may also obtain copies of this Report, free of charge, by mail.

ii     Royal Dutch Shell plc

REVIEW OF THE YEAR	3	Unification of Royal Dutch and Shell Transport
	4	Selected financial data
	6	Chairman’s message
	7	Chief Executive’s review

OPERATING AND	10	Business and market overview	59	Research and development
FINANCIAL REVIEW	13	Risk factors	60	Key performance indicators
	16	Summary of results	62	Liquidity and capital resources
	19	Exploration & Production	66	Our people
	34	Gas & Power	68	Environment and society
	41	Oil Sands	72	Environmental data
	44	Oil Products	75	Social data
	54	Chemicals	76	Share plans and other matters
	58	Corporate

REPORT OF THE DIRECTORS	80	The Board of Royal Dutch Shell plc
	82	Report of the Directors

CORPORATE GOVERNANCE	86	Corporate governance

DIRECTORS’	93	Directors’ Remuneration Report
REMUNERATION REPORT

REPORTS OF THE	110	Reports of the Independent Auditors
INDEPENDENT AUDITORS

CONSOLIDATED	112	Consolidated Financial Statements
FINANCIAL STATEMENTS	117	Notes to the Consolidated Financial Statements

SUPPLEMENTARY	163	Oil and gas (unaudited)
INFORMATION	170	Oil sands (unaudited)
	171	Derivatives and other financial instruments and derivative commodity instruments (unaudited)
	173	Control of registrant (unaudited)

PARENT COMPANY	182	Parent Company Financial Statements
FINANCIAL STATEMENTS	186	Notes to the Parent Company Financial Statements

REPORTS OF THE	195	Reports of the Independent Auditors
INDEPENDENT AUDITORS

ROYAL DUTCH SHELL	197	Royal Dutch Shell Dividend Access Trust Financial Statements
DIVIDEND ACCESS TRUST	202	Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements
FINANCIAL STATEMENTS

ADDITIONAL SHAREHOLDER	204	Additional shareholder information (unaudited)
INFORMATION

EXHIBITS	208	Exhibits

				Royal Dutch Shell plc 1

Calculation of Ratio of Earnings to Fixed Charges.
Significant Shell subsidaries as at December 31, 2007.
Section 302 Certification of Royal Dutch Shell plc.
Section 302 Certification of Royal Dutch Shell plc.
Section 906 Certification of Royal Dutch Shell plc.
Consent of PricewaterhouseCoopers LLP, London.
Consent of PricewaterhouseCoopers LLP, London relating to the Royal Dutch Shell Dividend Access Trust.

Cross Reference to Form 20-F

PART I			PAGES

Item 1.	Identity of Directors, Senior Management and Advisers		N/A
Item 2.	Offer Statistics and Expected Timetable		N/A
Item 3.	Key Information
	A.	Selected financial data	4-5, 207
	B.	Capitalisation and indebtedness	N/A
	C.	Reasons for the offer and use of proceeds	N/A
	D.	Risk factors	13-15
Item 4.	Information on the Company
	A.	History and development of the company	4-5, 10, 17-18, 21-22, 29-33, 35-40, 42-43, 45-48, 55-57, 117, 174-175
	B.	Business overview	10-12, 16-61, 66-75, 163-170
	C.	Organisational structure	3, E2-E4
	D.	Property, plant and equipment	10-12, 16-58, 68-71
Item 4A.	Unresolved Staff Comments		N/A
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	4-5, 10-12, 16-61
	B.	Liquidity and capital resources	62-65
	C.	Research and development, patents and licences, etc.	22, 36, 42, 46, 55, 59, 82, 121, 126
	D.	Trend information	10-12, 16-21, 34-36, 41-42, 44-45, 54-55
	E.	Off-balance sheet arrangements	64
	F.	Tabular disclosure of contractual obligations	65
	G.	Safe harbour	ii
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	80-85, 175
	B.	Compensation	93, 95-98
	C.	Board practices	82-92
	D.	Employees	66-67
	E.	Share ownership	76-77, 83
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	84, 173, 179
	B.	Related party transactions	83,134-135, 181, 203
	C.	Interests of experts and counsel	N/A
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	50-52, 62, 110-161, 182-194, 195-203, 204-206
	B.	Significant Changes	82,161
Item 9.	The Offer and Listing
	A.	Offer and listing details	173, 204
	B.	Plan of distribution	N/A
	C.	Markets	173, 204
	D.	Selling shareholders	N/A
	E.	Dilution	N/A
	F.	Expenses of the issue	N/A
Item 10.	Additional Information
	A.	Share capital	N/A
	B.	Memorandum and articles of association	86, 106-107, 174-181
	C.	Material contracts	84, 103-104
	D.	Exchange controls	180
	E.	Taxation	180-181
	F.	Dividends and paying agents	N/A
	G.	Statement by experts	N/A
	H.	Documents on display	ii
	I.	Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		90-91, 120, 145-149, 171-172
Item 12.	Description of Securities Other than Equity Securities		N/A

PART II			PAGES

Item 13.	Defaults, Dividend Arrearages and Delinquencies		N/A
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/A
Item 15.	Controls and Procedures		90-92
Item 16.	[Reserved]
Item 16A.	Audit committee financial expert		87
Item 16B.	Code of Ethics		86
Item 16C.	Principal Accountant Fees and Services		77, 88, 158, 203
Item 16D.	Exemptions from the Listing Standards for Audit Committees		86
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		64

PART III			PAGES

Item 17.	Financial Statements		N/A
Item 18.	Financial Statements		111-161, 196-203
Item 19.	Exhibits		208
2     Royal Dutch Shell plc

Abbreviations
Listed below are the most common abbreviations used throughout this Report.

UNITS OF MEASUREMENT

acre	approximately 0.4 hectares
bcf/d	billion cubic feet per day
boe(/d)	barrels of oil equivalent (per day)
b/d	barrels per day
Btu	British thermal units
(k)dwt	(thousand) deadweight tonnes
mtpa	million tonnes per annum
MW	megawatts
scf	standard cubic feet

PRODUCTS

BTX	benzene, toluene, xylene
GTL	gas to liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids
MEG	mono-ethylene glycol
PTT	polytrimethylene terephthalate
SM/PO	styrene monomer/propylene oxide

MISCELLANEOUS

ADR	American Depositary Receipt
AGM	Annual General Meeting
CO2	carbon dioxide
EPC	engineering, procurement and construction
FEED	front-end engineering design
GHG	greenhouse gas
HSE	health, safety and environment
HSSE	health, safety, security and environment
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
NGO	non-governmental organisation
NOC	national oil company
OFR	Operating and Financial Review
OPEC	Organization of the Petroleum Exporting Countries
PSA	production-sharing agreement
PSC	production-sharing contract
R&D	research and development
REMCO	Remuneration Committee
SEC	United States Securities and Exchange Commission
TRCF	total recordable case frequency
US GAAP	United States Generally Accepted Accounting Principles
USGC	United States Gulf Coast
WTI	West Texas Intermediate

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
Royal Dutch Shell plc     3

Selected financial data

The selected financial data set out below is derived, in part, from the Consolidated Financial Statements. The selected data should be read in conjunction with the Consolidated Financial Statements and related Notes, as well as the Operating and Financial Review in this Report.
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB). Prior to 2004, financial statements prepared in accordance with IFRS are not available. With effect from 2008, the usual five years of selected financial data will be provided.
With effect from 2007, wind and solar activities, which were previously reported within Other industry segments, are reported within the Gas & Power segment and Oil Sands activities, which were previously reported within the Exploration & Production segment, are reported as a separate segment. Prior period financial statements have been reclassified accordingly. During 2007, the hydrogen and CO2 coordination activities were moved from Other industry segments to the Oil Products segment and all other activities within Other industry segments are now reported within the Corporate segment.

CONSOLIDATED STATEMENT OF INCOME DATA				$ million
	2007	2006	2005	2004
Revenue	355,782	318,845	306,731	266,386
Income from continuing operations	31,926	26,311	26,568	19,491
Income/(loss) from discontinued operations	–	–	(307)	(234)

Income for the period	31,926	26,311	26,261	19,257

Income attributable to minority interest	595	869	950	717

Income attributable to shareholders of Royal Dutch Shell plc	31,331	25,442	25,311	18,540

CONSOLIDATED BALANCE SHEET DATA				$ million
	2007	2006	2005	2004
Total assets	269,470	235,276	219,516	187,446
Share capital	536	545	571	604
Equity attributable to shareholders of Royal Dutch Shell plc	123,960	105,726	90,924	86,070

Minority interest	2,008	9,219	7,000	5,313

CAPITAL INVESTMENT				$ million
	2007	2006	2005	2004
Capital expenditure[A]:
– Exploration & Production	13,723	15,773	10,584	8,559
– Gas & Power	2,951	2,009	1,573	1,370
– Oil Sands	1,931	865	274	140
– Oil Products	3,671	3,363	2,810	2,761
– Chemicals	1,415	821	387	529
– Corporate	414	265	288	207

Total	24,105	23,096	15,916	13,566

Exploration expenses (excluding depreciation and release of currency translation differences)	1,115	949	815	651
New equity in equity-accounted investments	1,472	598	390	681
New loans to equity-accounted investments	380	253	315	377

Total capital investment*	27,072	24,896	17,436	15,275

*comprising
– Exploration & Production	15,919	17,079	11,772	9,569
– Gas & Power	3,532	2,351	1,656	1,652
– Oil Sands	1,931	865	274	139
– Oil Products	3,856	3,457	2,844	2,823
– Chemicals	1,419	877	599	868
– Corporate	415	267	291	224

Total	27,072	24,896	17,436	15,275

[A]	The difference between capital expenditure in this table and capital expenditure in the adjacent table (other consolidated data) relates to non-cash effects from new finance leases, the acquisition of assets with non-cash consideration and the pre-funding of working capital within jointly controlled assets.

EARNINGS PER SHARE				$
	2007	2006	2005	2004
Basic earnings per €0.07 ordinary share	5.00	3.97	3.79	2.74
– from continuing operations	5.00	3.97	3.84	2.77
– from discontinued operations	–	–	(0.05)	(0.03)
Diluted earnings per €0.07 ordinary share	4.99	3.95	3.78	2.74
– from continuing operations	4.99	3.95	3.83	2.77
– from discontinued operations	–	–	(0.05)	(0.03)

Basic weighted average number of Class A and B shares	6,263,762,972	6,413,384,207	6,674,179,767	6,770,458,950
Diluted weighted average number of Class A and B shares	6,283,759,171	6,439,977,316	6,694,427,705	6,776,396,429

4     Royal Dutch Shell plc

QUARTERLY INCOME DATA (unaudited)										$ million
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	2007 Year	Quarter 1	Quarter 2	Quarter 3	Quarter 4	2006 Year
Revenue	73,480	84,896	90,703	106,703	355,782	75,964	83,127	84,254	75,500	318,845
Cost of sales	60,666	68,715	76,713	90,603	296,697	61,922	67,838	70,383	62,846	262,989

Gross profit	12,814	16,181	13,990	16,100	59,085	14,042	15,289	13,871	12,654	55,856

Selling, distribution and administrative expenses	3,778	4,120	3,843	4,880	16,621	3,413	4,429	4,126	4,648	16,616
Exploration	272	450	608	382	1,712	281	250	401	630	1,562
Share of profit of equity-accounted investments	1,808	2,138	1,912	2,376	8,234	1,823	1,829	1,358	1,661	6,671
Interest and other income	1,125	747	340	486	2,698	441	228	346	413	1,428
Interest expense	224	270	302	312	1,108	286	275	286	302	1,149

Income before taxation	11,473	14,226	11,489	13,388	50,576	12,326	12,392	10,762	9,148	44,628
Taxation	4,032	5,415	4,448	4,755	18,650	5,310	4,865	4,507	3,635	18,317

Income for the period	7,441	8,811	7,041	8,633	31,926	7,016	7,527	6,255	5,513	26,311

Income attributable to minority interest	160	144	125	166	595	123	203	313	230	869

Income attributable to shareholders	7,281	8,667	6,916	8,467	31,331	6,893	7,324	5,942	5,283	25,442

OTHER CONSOLIDATED DATA				$ million
	2007	2006	2005	2004
Cash flow from operating activities	34,461	31,696	30,113	26,537
Capital expenditure	24,576	22,922	15,904	13,566
Cash flow used in investing activities	14,570	20,861	8,761	5,964
Dividends paid	9,204	8,431	10,849	7,655
Cash flow used in financing activities	19,393	13,741	18,573	13,592
Increase/(decrease) in cash and cash equivalents	654	(2,728)	2,529	7,094

Income by segment
– Exploration & Production	14,686	14,544	13,577	9,522
– Gas & Power	2,781	2,633	1,378	1,774
– Oil Sands	582	651	661	301
– Oil Products	10,439	7,125	9,982	7,597
– Chemicals	2,051	1,064	991	1,148
– Corporate	1,387	294	(328)	(1,085)
– Minority interest	(595)	(869)	(950)	(717)

Total	31,331	25,442	25,311	18,540

Gearing ratio[A]	16.6%	14.8%	13.6%	17.5%

Dividends – declared $/share[B]	1.44	1.27	1.13	1.07 [C]

[A]	See Note 19[D] to the Consolidated Financial Statements on page 138.
[B]	From 2007 onwards, dividends are declared in US dollars. 2005 and 2006 dividends were declared in euros and translated, for comparison purposes, to US dollars (based on the dollar dividend of American Depositary Receipts converted to ordinary shares in the applicable period).
[C]	Comprises Royal Dutch interim dividend of €0.75 made payable in September 2004 and a second interim dividend of €1.04 made payable in March 2005 as well as a Shell Transport interim dividend of 6.25 pence and a second interim dividend of 10.7 pence that are used to calculate the equivalent dividend on a Royal Dutch Shell basis.

CAPITALISATION TABLE		$ million
	Dec 31, 2007	Dec 31, 2006
Total equity	123,960	105,726

Short-term debt	5,736	6,060
Long-term debt[A]	9,659	7,005

Total debt[B]	15,395	13,065

Total capitalisation	139,355	118,791

[A]	Long-term debt excludes $2.7 billion of certain tolling commitments (2006: $2.7 billion).
[B]	As of December 31, 2007, Shell had outstanding guarantees of $1.9 billion (2006: $2.8 billion), of which $0.6 billion (2006: $2.0 billion) related to project financing.

Royal Dutch Shell plc     5

Chairman’s message
It has been another dynamic year for the energy industry, and it will be fascinating to see how it develops in the years to come. There has been a step-change in the world’s energy demand, along with rising concern for the environmental impact of fossil fuel use. Many wonder whether energy can be affordable, clean and secure in the coming decades.
For Shell, three hard truths will determine our business environment. Firstly: demand growth for energy, driven by rising population and living standards. Savings through energy efficiency will help, but net demand growth will be very substantial. Secondly: access to “easy” oil or gas is getting more difficult. It is either already produced or not easily open to international oil companies. Thirdly: the increased use of fossil fuels, especially coal, means emissions of carbon dioxide (CO2) will rise, making it essential to develop solutions to tackle greenhouse gases. Energy from renewable sources will grow, but it is typically more costly than energy generated from fossil fuels.
In this business environment Shell has a strong strategy based on technology, project management and applying our experience in how to operate with excellence in a responsible way. This enables us to increase our focus on unconventionals, which offer large potential resources but often in environmentally sensitive places. We also continue to focus on downstream refining, base chemicals, clean coal technology and developing at least one substantial business in renewable energy.
Shell has a clear long-term strategy, an ability to use technology and innovation to find and produce oil and gas – sometimes in highly challenging environments – and to turn them into products that are essential to our everyday lives. Technology and good work practice, quite simply, are part of the DNA of Shell people.
As Chairman of Royal Dutch Shell plc, I have visited a number of our major projects and operations and seen how we apply our strategy, technology and imagination to meet the challenges I have described.
For example, our efforts to get the most from the world’s abundant natural gas resources were clear when I visited a North Sea gas production platform, 200 kilometres offshore Aberdeen. Onshore, I met teams from the vast Ormen Lange gas field in Norway and the Corrib gas field project in Ireland. I also saw our real time operations centre at work – one of the advanced ways we keep up round-the-clock monitoring of our global oil and gas production.
At Sakhalin, I was amazed at the complexity of the world’s largest integrated oil and gas project in one of the harshest environments we face. I visited the Athabasca Oil Sands Project in Canada – now part of our downstream operations and important to our plans to increase production from unconventional sources – and saw the mine expansion under construction. And in Qatar, I was impressed by the scale of the Pearl GTL construction site, which will eventually employ 40,000 workers.
On another front, the year has seen record high oil prices and volatility. Our spending on key projects has continued to rise. Our shareholders, of course, want to see good returns on our major investments, such as Pearl GTL and Sakhalin II. They expect Shell to be a first-quartile performer in all areas. And they want to see growth in our company, especially in the upstream. I feel we have a capital investment programme and the people to make good progress towards meeting these expectations.
By continuing to follow our strategy, I believe we can keep delivering what our shareholders want – in 2007, for example, our dividend to shareholders increased 13% on 2006. Equally importantly, we can continue to deliver energy to help the world grow and prosper.
Jorma Ollila
Chairman
6     Royal Dutch Shell plc

Chief Executive’s review
Fittingly for our centenary year, Shell made important strides forward on many fronts in 2007. Our strong focus on delivery and growth again paid off. Our financial performance was satisfactory, with record income of $31.9 billion and the return of $13.4 billion to shareholders. Our reputation generally improved and I would like to express my appreciation to all Shell staff for achieving this.
Safety, however, is the starting point for everything we do. In 2007, we had the fewest number of recordable incidents ever. We continue to strive for continuous improvement in this area. We suffered fewer fatalities among employees and contractors than the year before, but our aim is to achieve zero fatalities. Our improvements to our safety culture during the year – including two global safety days and a major drive to further improve process safety – should help us towards that goal. But constant effort and awareness are needed too.
Our strategy of More Upstream, Profitable Downstream is on track. We pushed ahead with major, integrated long-life projects that once in operation will generate cash for decades to come. Of course, we take into account sustainability, including biodiversity and respect for local communities, when constructing and operating all our assets. During the year we also sold assets that did not fit our strategy.
We welcomed Shell Canada fully into our family with the acquisition of its minority shares. As easy-to-access oil gets rarer, unconventional resources such as Canada’s oil sands will become increasingly important sources of energy. The move will help the Oil Sands business to better integrate bitumen upgrading with our manufacturing operations across North America.
In Nigeria, bright spots were the performance of our offshore operations and the completion of a sixth liquefied natural gas (LNG) train. In the Delta region onshore, however, much of our production again remained shut in because of the security situation. Faced with security and funding problems in our onshore joint venture company, we may have to streamline this operation.
The Sakhalin II venture progressed well and is on course to be a successful mega-project, as we have always believed it would be.
Our Exploration & Production earnings were slightly up on the year before at $14.7 billion. We made 11 notable discoveries of potential resources and secured rights to more than 43,000 square kilometres of acreage, an area around the size of the Netherlands.
Our Gas & Power earnings were $2.8 billion, up 6% on the previous year. Sales of LNG were up 9% at 13.18 million tonnes. In Qatar, construction of our major integrated projects, Pearl GTL and Qatargas 4 LNG, made good progress. We are also well under way with new LNG projects in Australia. In the USA, we decided to proceed with the 100 MW phase II expansion of the Mount Storm wind project.
Our downstream business is hugely important to us, with two out of three Shell people working in our many refineries, chemical plants, supply and distribution, retail operations and, of course, Oil Sands. They performed well in 2007, with total earnings for Oil Sands, Oil Products and Chemicals of $13.1 billion, considerably up on 2006. Trading and Shipping continued to provide significant support to our key businesses.
We continued to invest in major downstream projects such as the 325,000 barrels per day expansion of the Motiva Port Arthur refinery. In China, our Nanhai petrochemical complex enjoyed a successful first full year of operations.
Two new partnerships in next-generation biofuels added an exciting momentum to our work in this area. One is to work on developing super-fast enzymes that can speed up the conversion of organic non-food material into ethanol; the other to work on developing algae as a source of vegetable oil for transport fuel.
Operational excellence, technology and good project management remain central to our efforts to produce more energy from conventional oil and gas and unconventional sources such as oil sands. We must also work to further improve energy efficiency in all our operations, upstream and downstream. Our differentiated fuels, such as V-Power, will continue to help us lead in the products we offer our retail customers. We aim to develop our ability to capture and safely store carbon dioxide underground, and we are working with governments to establish the incentives and policies needed to make this technology viable.
Our performance in 2007 leaves us in good health and shows our ability to deliver results to our shareholders and partners. We have recruited many new people as an investment for our future, knowing that some of our experienced people will be retiring in the coming years. I would like to thank our people for their hard work and dedication. I am proud of their contribution.
To meet the challenges we see in our business environment, I believe we have good people and assets, a healthy financial position and a clear strategy. Delivery is on track. My wish is that 2008 is again one of further delivery and growth, achieved in a responsible way.
Jeroen van der Veer
Chief Executive
Royal Dutch Shell plc     7

SHELL
DRAUGEN
BLOKK 6407/9

8 Royal Dutch Shell plc

8     Royal Dutch Shell plc

OPERATING AND	10	Business and market overview	59	Research and development
FINANCIAL REVIEW	13	Risk factors	60	Key performance indicators
	16	Summary of results	62	Liquidity and capital resources
	19	Exploration & Production	66	Our people
	34	Gas & Power	68	Environment and society
	41	Oil Sands	72	Environmental data
	44	Oil Products	75	Social data
	54	Chemicals	76	Share plans and other matters
	58	Corporate

OPERATING AND FINANCIAL REVIEW
Business and market overview
Royal Dutch Shell consists of the upstream businesses of Exploration & Production and Gas & Power and the downstream businesses of Oil Sands, Oil Products and Chemicals. In 2007, we incorporated our wind and solar activities into the Gas & Power business and our hydrogen and CO2 activities into the Oil Products business.
We are active in more than 110 countries and territories worldwide. We are exploring for oil and gas in well-established regions such as the Gulf of Mexico and in frontier territories such as the Beaufort Sea. Key producing areas today are the USA, Europe, Africa and the Middle East. New supplies are being brought on-stream from major projects in challenging frontier environments, such as Sakhalin in Russia and Athabasca in Canada. We are a leader in liquefied natural gas (LNG) and in the large scale commercialisation of gas to liquids (GTL) technology. We have a diverse and well-balanced downstream portfolio of refineries and chemicals plants and are one of the world’s largest distributors of biofuels.
10     Royal Dutch Shell plc
ROYAL DUTCH SHELL STRATEGY

Our strategy of More Upstream, Profitable Downstream remains unchanged. Realising our strategy will increasingly be shaped by what we believe are three hard truths: there has been a step-change in global energy demand as a result of a growing world population and the emerging economies of China and India entering into a more energy-intensive phase of their development; conventional supplies of oil and gas will struggle to keep pace with demand; and emissions of greenhouse gases, such as carbon dioxide (CO2), will continue to rise with increased use of fossil fuels. Against this background Shell is leveraging a strong, wide-ranging energy portfolio and integrated value chains to meet the challenge of providing more energy in a secure and responsible way.
Against the background of high energy prices, competition for access to resources will remain intense. Cost inflation continues at a high rate, in certain cases exacerbated by a weakening US dollar. Capital cost inflation impacts the upstream and downstream projects alike. Continued focus on project delivery and on operational excellence will be key for success.
In our upstream businesses, we will continue to focus on developing major new projects with long, productive lives. In the downstream businesses, our emphasis will be on sustained cash generation and on continuing to reshape our portfolio with a focus on the faster growing markets of Asia Pacific. We create further value by managing our portfolio and leveraging our proprietary technology and the quality of our people.
Our strategy seeks to reinforce our position as a leader in the industry and provide investors with a competitive and sustained total shareholder return. In 2008, we expect around 80% of our capital investment will be in upstream and oil sands projects. In downstream, our capital programme will maintain and enhance our competitive position by improving the quality, safety and competitiveness of our refineries and building on our presence in growth markets.
Meeting growing world demand for energy in ways that minimise environmental and social impact is a major challenge for the global energy industry. Shell is committed to improving energy efficiency in its own operations and supporting customers in managing their energy demands. We are also working to create a world leading biofuels business and aim to build a material capability in the capture and storage of CO2.
Our commitment to technology and innovation continues to be at the core of our strategy. As energy projects become more complex and more technically demanding, we believe our technologies and technical expertise will be telling factors in the growth of our business. Shell’s key strengths include the development and application of technology, the financial and project management skills that allow us to undertake large oil and gas projects, and the management of integrated value chains. We also benefit from having a diverse international business portfolio and customer-focused businesses built around the strength of the Shell brand. As such, we are well placed to be preferred partners for governments and other resource holders, now and in the future.

MARKET OVERVIEW

Despite the US housing slump and bouts of turbulence in international credit and money markets, the ongoing expansion of the global economy remained robust in 2007. At 4.9% in 2007, global growth was down slightly from the 5.0% registered in 2006, but up from 4.4% in 2005. China, India, Russia and other emerging markets accounted for much of global growth in 2007. In contrast, growth in advanced countries slowed with the weakening of the US economy.
In the USA, growth in 2007 was 2.2%, well below its trend rate. For 2008, the housing downturn and financial strains are likely to continue to weigh on the US economy according to the Federal Reserve.
European economic growth moderated in 2007 to 2.6% from 2.8% in 2006, as appreciation of the euro reduced the contribution to growth from net exports. Business investment remained firm, buoyed by corporate profits. However, the strong currency and strains in international credit and money markets began to weigh on business and consumer sentiment as the year progressed. These factors point to a possible moderation of growth in 2008 towards its trend rate.
Growth in the Japanese economy also moderated in 2007 to 1.9%. Growth in domestic demand has been mixed with net exports and business investment holding up well while consumption growth faltered.
China and India saw continued robust growth in 2007. In China, consumption made a growing contribution to growth as exports slowed. Meanwhile in India, it was domestic demand and the services sector that underpinned the expansion. For 2008, growth in these two countries is expected to ease back from their recent heights, but still to continue apace.
Global growth is likely to moderate further towards its longer-term trend rate in 2008, with risks slanted toward the downside. The main downside risk remains the potential for a wider and deeper slowdown in US domestic demand. The main upside potential is in the major emerging markets growing more rapidly than expected. As in 2007, these markets have the potential to continue to perform above expectations.
OIL AND NATURAL GAS PRICES
Brent crude oil prices averaged $72.45 per barrel in 2007 compared with $65.10 in 2006, while West Texas Intermediate (WTI) averaged $72.16 per barrel compared with $66.04 a year earlier. Oil prices increased in 2007 due to a combination of strong world economic growth, political tensions in the Middle East and Nigeria, modest non-OPEC supply growth and OPEC supply restraint, reaching highs of just over $96.00 per barrel for Brent and WTI late December.
We expect oil prices in 2008, on balance, to remain robust with modest non-OPEC supply growth, continuing geopolitical tensions and OPEC supply restraint, but moderated by slower economic growth.
Henry Hub gas prices in the USA averaged $6.94 per million British thermal units (Btu) in 2007 compared with $6.76 in 2006. Prices moderated as far down as $5.97 per million Btu in September, due to high inventory levels caused by a relatively warm winter and the absence of weather related supply disruptions during the hurricane season. Prices rebounded to $7.01 per million Btu in November with the onset of the winter season.
In the UK, prices at the National Balancing Point averaged 30.02 pence/therm in 2007 compared with 41.93 pence/therm in 2006.
The drivers of natural gas prices are more regional in nature than the relatively global nature of crude oil pricing. While the Henry Hub price is a recognised price benchmark in North America, Shell also produces and sells natural gas in other areas that have significantly different supply, demand and regulatory circumstances and therefore pricing structures. Natural gas prices in continental Europe and Asia Pacific are predominantly indexed to oil prices. In both regions, prices have risen reflecting higher oil prices and strong demand.
OIL AND NATURAL GAS PRICES FOR INVESTMENT EVALUATION
The range of possible future crude oil and natural gas prices used in project and portfolio evaluations within Shell are determined after assessment of short, medium and long-term price drivers under different sets of assumptions. Historical analysis, trends and statistical volatility are part of this assessment, as well as analysis of possible future global and regional economic conditions, geopolitics, OPEC actions, cost of future supply and the balance of supply and demand. Sensitivity analyses are used to test the impact of low price drivers like economic weakness and high investment levels in new production, and high price drivers like strong economic growth and low investment levels in new production. Short-term events, such as relatively warm winters or cool summers, weather and (geo)political related supply disruptions and the resulting effects on demand and inventory levels, contribute to price volatility.
During 2007, Shell used a grid based on low, medium and high oil and gas prices to test the economic performance of long-term projects. The prices utilised were significantly lower than the average market industry prices for 2007. As part of normal business practice, the range of prices used for this purpose continues to be under review and may change.
DOWNSTREAM MARKET TRENDS
Industry refining margins remained strong in 2007, particularly in the USA, amid robust global product demand growth. In the absence of any major disruptions, refining margins are expected to trend lower in 2008 than 2007 with new conversion capacities expected to come on-stream and the prospect for potentially slower global economic growth. However, the eventual levels are uncertain and will be strongly influenced by the pace of global economic growth, the effect of persistently high oil prices on product demand and start-up timing of expected refinery expansions.
The demand for petrochemicals in 2008 is expected to increase in line with the growth in the global economy, mainly in Asia Pacific. Globally, new expected industry capacity additions coupled with the prospect of continued high feedstock and energy costs may limit the opportunities for improving margins.
Royal Dutch Shell plc      11

OPERATING AND FINANCIAL REVIEW BUSINESS AND MARKET OVERVIEW

ACTIVITIES, INTERESTS AND PROPERTY

Our various activities are conducted in more than 110 countries and territories. Shell constitutes one of the largest independent oil and gas enterprises in the world (by a number of measures, including market capitalisation, operating cash flow and oil and gas production). Oil and gas, by far the largest of our business activities (including the oil and gas related revenues from the Exploration & Production, Gas & Power, Oil Sands and Oil Products segments), accounted for nearly 90% of revenue in 2007. We market oil products in more countries than any other oil company and have a strong position not only in the major industrialised countries but also in the developing ones. The distinctive Shell pecten (a trademark in use since the early part of the twentieth century) and trademarks in which the word Shell appears support this marketing effort throughout the world. Shell also ranks among the world’s major chemical companies (by sales); in 2007, the Chemicals segment accounted for just over 10% of the revenue of Shell.
A summary of revenue of Shell by business segment and by geographical region for the years 2005, 2006 and 2007 is set out below:

REVENUE BY BUSINESS SEGMENT (including intersegment sales)			$ million

	2007	2006	2005
EXPLORATION & PRODUCTION
Third parties	14,963	16,750	22,865
Intersegment	38,345	35,796	20,416

	53,308	52,546	43,281

GAS & POWER
Third parties	15,982	16,035	14,014
Intersegment	1,056	1,303	1,858

	17,038	17,338	15,872

OIL SANDS
Third parties	1,069	1,159	1,105
Intersegment	1,785	1,340	1,359

	2,854	2,499	2,464

OIL PRODUCTS
Third parties[A]	282,665	248,581	237,210
Intersegment	3,407	2,728	16,643

	286,072	251,309	253,853

CHEMICALS
Third parties[B]	41,046	36,306	31,018
Intersegment	4,865	4,444	3,978

	45,911	40,750	34,996

CORPORATE
Third parties	57	14	519
Intersegment	–	–	–

	57	14	519

[A]	The figures in this table, which include crude oil sales and non-fuel revenue, are different from the table shown on page 52, which excludes these sales and revenues.
[B]	The figures in this table, which includes chemical feedstock trading, are different from the table shown on page 56, which excludes chemical feedstock trading.

REVENUE BY GEOGRAPHICAL AREA (including intersegment sales)						$ million

	2007	%	2006	%	2005	%
Europe	148,465	41.8	136,307	42.8	122,684	40.0
Africa, Asia, Australia/Oceania[A]	90,141	25.3	76,898	24.1	61,388	20.0
USA	87,548	24.6	80,974	25.4	101,308	33.0
Other Americas[B]	29,628	8.3	24,666	7.7	21,351	7.0

Total	355,782	100.0	318,845	100.0	306,731	100.0

[A]	Also referred to as Other Eastern Hemisphere in this Report.
[B]	Also referred to as Other Western Hemisphere in this Report.
12      Royal Dutch Shell plc

Risk factors

Shell has a single risk-based control framework, the Shell Control Framework (see page 90), to identify and manage risks.
Shell’s operations and earnings are subject to risks from changing conditions in competitive, economic, political, legal, regulatory, social, industry, business and financial fields. Investors should carefully consider these risks. They could have a material adverse effect separately or in combination on Shell’s results from operations and/or our financial condition.
FLUCTUATING PRICES FOR OIL, NATURAL GAS, OIL PRODUCTS AND CHEMICALS
Prices of oil, natural gas, oil products and chemicals are affected by supply and demand. Factors that influence these include operational issues, natural disasters, weather, political instability, or conflicts, economic conditions or actions by major oil-exporting countries. Price fluctuations can test our business assumptions, and can affect Shell’s investment decisions, operational performance and financial position.
PROJECT DELIVERY AND THE ABILITY TO REPLACE OIL AND GAS AND OIL SANDS RESERVES
Shell’s future oil and gas and oil sands production depends on the success of very large projects. In developing these projects we face numerous challenges. These include uncertain geology, frontier conditions, availability of new technology and engineering capacity, availability of skilled resources, project delays and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions. Such potential obstacles may impair our delivery of these projects and, in turn, our operational performance and financial position (including the financial impact from failure to fulfil contractual commitments related to project delivery). Future oil and gas and oil sands production will depend on our access to new reserves through exploration, negotiations with governments and other owners of known reserves, and acquisitions. Failures in exploration or in identifying and finalising transactions to access potential reserves could slow our oil and gas and oil sands production and replacement of reserves. This could weaken our future operational performance and financial position.
COMPETITION
We face significant competition in each of our businesses for access to raw materials, including oil and gas and oil sands reserves and refinery feedstock, in the sale of our products to customers, in the development of innovative products and solutions, including the development of new technologies and in our search for employees with the skills and experience we need. Increasingly, we compete with state-run oil and gas companies, particularly in seeking access to reserves. Today, these state-run oil and gas companies control vastly greater quantities of oil and gas reserves than the major publicly-held oil and gas companies. State-run entities have access to significant resources and may be motivated by political or other non-economic factors in their business decisions.
LOSS OF BUSINESS REPUTATION
Shell is one of the world’s leading energy brands. We have a strong corporate reputation, which is important to maintaining our licence to operate and securing new resources. The Shell General Business Principles govern how Shell and our individual companies conduct our affairs. The Shell Code of Conduct describes how the Shell General
Business Principles apply to every Shell employee. Failure – real or perceived – to follow these principles, or any of the risk factors materialising, could harm our reputation, which could impact our licence to operate, damage our brand and affect our operational performance and financial position.
IMPACT OF CLIMATE CHANGE CONCERNS
Emissions of greenhouse gases and associated climate change are real risks to the company and society in general. In the future, in order to help meet the world’s energy demand, we will produce more oil from unconventional sources. Therefore, in the long term, it is expected that the CO2 intensity of our production will increase. If we are unable to find CO2 solutions for new and existing projects, future government regulation or challenges from society could lead to project delays, additional costs as well as compliance and operational risks. These risks if realised could affect our operational performance and financial position.
HEALTH, SAFETY, SECURITY AND ENVIRONMENT (HSSE)
Given the range and complexity of Shell’s daily operations, our potential HSSE risks cover a wide spectrum. These risks include major process safety incidents; failure to comply with approved policies; effects of natural disasters and pandemics; social unrest; civil war and terrorism; exposure to general operational hazards; personal health and safety; and crime. The consequences of such risks materialising can be injuries, loss of life, and environmental harm and disruption to business activities. Depending on their cause and severity, they can affect Shell’s reputation, operational performance and financial position.
POLITICALLY SENSITIVE OR UNSTABLE COUNTRIES
Developments in politics, laws and regulations can affect our operations and earnings. Potential developments include forced divestment of assets; limits on production; import and export restrictions; international conflicts, including war; civil unrest and local security concerns that threaten the safe operation of company facilities; price controls, tax increases and other retroactive tax claims; expropriation of property; cancellation of contract rights; and environmental regulations. It is difficult to predict the timing or severity of these occurrences or their potential effect upon us. If such risks materialise they could affect the employees, reputation, operational performance and financial position of Shell as well as of the Shell companies located in the country concerned.
PARTNERS AND VENTURES
Many of our major projects and operations are conducted with partners or in joint ventures. Our investment with partners and in joint ventures may reduce our ability to manage risks and costs. We could have limited influence over and control of the behaviours and performance of operations in which Shell is engaged. This could affect our operational performance, financial position and reputation.
INFORMATION TECHNOLOGY (IT)
Growing standardisation, more reliance on global systems, relocation of information technology services and increased regulations lead to a risk that our IT systems may fail to deliver products, services and solutions in a compliant, secure and efficient manner. This could affect Shell’s operational performance and financial position.
TECHNOLOGY AND INNOVATION
Technology and innovation are essential to the delivery of our business strategy. If we do not develop the right technology or do not have access

Royal Dutch Shell plc     13

OPERATING AND FINANCIAL REVIEW RISK FACTORS

to it or do not deploy it effectively, it may affect delivery of the strategy as well as our operational performance and financial position.
RESOURCING CHALLENGES
Skilled employees are essential to the successful delivery of our business strategy. We sometimes experience recruitment and retention shortfalls. Such shortfalls could affect our operational performance and financial position.
CHANGES IN LEGISLATION AND FISCAL AND REGULATORY POLICIES
Changes in legislation, taxation (tax rate or policy), regulation and to policies on re-nationalisation and the seizure of property all pose a risk to our operations and can affect Shell’s operational performance and financial position. In exploration and production activities they affect land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange.
CURRENCY FLUCTUATIONS AND EXCHANGE CONTROLS
As a global company, changes in currency values and exchange controls could affect our operational performance and financial position.
ECONOMIC AND FINANCIAL MARKET CONDITIONS
Shell companies are subject to differing economic and financial market conditions throughout the world. Political or economic instability affect such markets. If such a risk materialises it could affect our operational performance and financial position.
ESTIMATION OF RESERVES
The estimation of oil and gas and minable oil sands reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. It is not an exact calculation. The estimate may change because of new information from production or drilling activities or changes in economic factors. It may also alter because of acquisitions and disposals, new discoveries and extensions of existing fields and mines, as well as the application of improved recovery techniques. Published reserves estimates may also be subject to correction in the application of published rules and guidance.
SHAREHOLDER REMEDIES
Our Articles of Association generally require that most disputes between our shareholders in such capacity and us or our subsidiaries (or our Directors or former Directors) or between us and our Directors or former Directors be exclusively resolved by arbitration in The Hague, the Netherlands under the Rules of Arbitration of the International Chamber of Commerce. Our Articles of Association also provide that if this provision is for any reason determined to be invalid or unenforceable, the dispute may only be brought in the courts of England and Wales. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions. See “Supplementary Information – Control of registrant (unaudited)”.
ANTITRUST AND COMPETITION LAW
Antitrust and competition law apply to Shell companies in the vast majority of countries in which we do business. Shell companies have been fined for violations of antitrust and competition law, including a fine by the European Commission Directorate-General for Competition (EC Competition Authority). Due to the EC Competition Authority’s fining guidelines, any future conviction of Shell companies by the EC
Competition Authority could result in enhanced fines. It is not uncommon for persons allegedly injured by antitrust violations to sue for damages. Both of these factors could have a material adverse effect on Shell’s results.
US GOVERNMENT SANCTIONS
Shell has investments in Iran and Syria and certain operations in Sudan. US laws and regulations identify certain countries, including Iran, Syria and Sudan, as state sponsors of terrorism and currently impose economic sanctions against these countries. Certain activities and transactions in these countries are banned. Breaking these bans can trigger penalties including criminal and civil fines and imprisonment. For Iran, US law sets a limit of $20 million in any 12-month period on certain investments knowingly made in that country, prohibits the transfer of goods or services made with the knowledge that they will contribute materially to that country’s weapons capabilities and authorises sanctions against any company violating these rules (including denial of financings by the US export/import bank, denial of certain export licences, denial of certain government contracts and limits of loans or credits from US financial institutions). However, compliance with this investment limit by European companies is prohibited by Council Regulation No. 2271/96 adopted by the Council of the European Union, which means the statutes conflict with each other in some respects. Shell has exceeded and expects to exceed in the future the US imposed investment limits in Iran. While we seek to comply with legal requirements in our dealings in these countries, it is possible that Shell or persons employed by Shell could be found to be subject to sanctions or other penalties under this legislation in connection with their activities in these countries.
PROPERTY AND LIABILITY
Shell companies are exposed to property and liability risks that could affect Shell’s operational performance and financial position. Shell insures itself against most of these risks through its captive insurance companies. These companies reinsure part of their major catastrophe risks with a variety of international insurers. The effect of these arrangements is that uninsured losses for any one incident are unlikely to exceed $550 million.
TRADING AND TREASURY
In the course of normal business activities, we are subject to trading and treasury risks. These include among others exposure to movements in commodity prices, interest rates, and foreign exchange rates, counter party default and various operational risks (see also page 91).
PENSION FUNDS
The risk regarding pensions is the ability of the pension assets to meet future liabilities, and to fund defined benefit plans going forward. Note 21 to the Consolidated Financial Statements provides further disclosure on retirement benefits. Liabilities associated with and cash funding of pensions can be significant. Should Shell inappropriately value, provide for and/or fund these obligations, there could be a significant impact on our financial performance.
INTERNATIONAL DISPUTES
Shell companies face litigation and disputes worldwide. From time to time cultural and political factors play a significant role in unprecedented and unanticipated judicial outcomes contrary to local and international law. In addition, certain governments, state and regulatory bodies have, in the opinion of Shell, exceeded their constitutional authority by attempting unilaterally to amend or cancel existing agreements or arrangements and by failing to honour existing contractual commitments and by seeking to adjudicate disputes between private litigants.

14     Royal Dutch Shell plc

COMPLIANCE WITH US FOREIGN CORRUPT PRACTICES ACT
In July 2007, Shell’s US subsidiary, Shell Oil, was contacted by the US Department of Justice regarding Shell’s use of the freight forwarding firm Panalpina, Inc and potential violations of the US Foreign Corrupt Practices Act (FCPA) as a result of such use. Shell has started an internal investigation and is cooperating with the US Department of Justice and the United States Securities and Exchange Commission investigations. While these investigations are ongoing, Shell may face fines and additional costs.

Royal Dutch Shell plc     15

OPERATING AND FINANCIAL REVIEW
Summary of results
HIGHLIGHTS

•	Earnings per share increased 26%.

•	Dividends to shareholders increased by 13% compared with 2006.

•	Return on average capital employed of 24.4%.

•	Cash flow from operations improved by 9% reaching $34.5 billion.

•	Gross proceeds from divestments were $9.9 billion.

•	Acquisition of the Shell Canada minority interest for a cash payment of $7.1 billion.

•	Cash returned to shareholders of $13.4 billion.

EARNINGS	$ million
	2007	2006	2005
Income from continuing operations	31,926	26,311	26,568
Income/(loss) from discontinued operations	–	–	(307)

Income for the period	31,926	26,311	26,261

SEGMENT EARNINGS[A]	$ million
	2007	2006	2005
Exploration & Production	14,686	14,544	13,577
Gas & Power	2,781	2,633	1,378
Oil Sands	582	651	661
Oil Products	10,439	7,125	9,982
Chemicals	2,051	1,064	991
Corporate	1,387	294	(328)

Total	31,926	26,311	26,261

[A]	With effect from 2007, wind and solar activities, which were previously reported within Other industry segments, are reported within the Gas & Power segment and Oil Sands activities, which were previously reported within the Exploration & Production segment, are reported as a separate segment. Prior period financial statements have been reclassified accordingly. During 2007, the hydrogen and CO2 coordination activities were moved from Other industry segments to the Oil Products segment and all other activities within Other industry segments are now reported within the Corporate segment.
16     Royal Dutch Shell plc
EARNINGS 2007 COMPARED TO 2006 AND 2005

Shell businesses delivered strong operational and financial performance in 2007, resulting in earnings of $31.9 billion. Shell’s healthy financial position allowed it to return $13.4 billion to shareholders, through dividends and share repurchases, while capital investment reached $27.1 billion (see page 4). Return on average capital employed (ROACE)[A], at the end of 2007 was 24.4% compared to 23.4% at the end of 2006. Gearing was 16.6% at the end of 2007 compared to 14.8% at the end of 2006. The 2007 dividend increased 13% to $1.44 per share compared to $1.27 in 2006.
The 2007 earnings were up 21% from 2006, which were in line with 2005. The increase in 2007 reflected higher oil and gas prices, the positive impact of increasing crude prices on our inventory, improved chemical margins and substantially higher interest and investment income, offset by lower production volumes, lower realised refining margins and lower trading contribution. In 2007, oil and gas production, including oil sands production, was 3,315 thousand boe/d, compared to 3,473 thousand boe/d in 2006. Production in 2007 reflected a combination of the positive and negative effects of several factors, including new field start-ups, reduced demand for natural gas in Europe, normal field declines, the impact of higher oil prices, and the security situation in Nigeria.
Exploration & Production earnings were $14,686 million in 2007 compared with $14,544 million in 2006, up 1%. Earnings reflected the impact of higher oil and gas prices, which were partly offset by lower production volumes, higher exploration expenses and higher costs, reflecting current industry conditions. In addition, earnings were lower as Shell’s share of earnings in the Sakhalin II project were reduced, following the partial divestment of the project in April 2007 and the resulting change of Sakhalin II from a fully consolidated subsidiary to an equity-accounted investment (Shell interest 27.5%). In 2006, earnings increased by 7% compared to 2005. This reflected higher oil prices, partly offset by lower production volumes, higher operating costs in line with industry conditions, increased pre-development activity levels and lower US gas prices.
Hydrocarbon prices were higher in 2007 compared with 2006 and 2005. Brent crude prices averaged $72.45 per barrel in 2007 compared with $65.10 in 2006 and $54.55 in 2005. West Texas Intermediate prices averaged $72.16 per barrel in 2007 compared with $66.04 in 2006 and $56.60 in 2005. Shell’s overall realised oil and natural gas liquids (NGL) prices were $67.99 a barrel, compared with $60.64 in 2006 and $50.59 in 2005. In the USA, realised oil and NGL prices averaged $66.49 a barrel, compared with $58.53 in 2006 and $48.94 in 2005. Outside the USA, realised oil and NGL prices averaged $68.24 a barrel compared with $60.99 in 2006 and $50.84 in 2005. Our overall realised gas prices averaged $5.14 per thousand standard cubic feet (scf) in 2007 compared with $5.08 in 2006 and $4.77 in 2005. In the USA, realised gas prices averaged $7.23 per thousand scf, compared with $7.74 in 2006 and $8.43 in 2005. Outside the USA, realised gas prices averaged $4.61 compared with $4.41 in 2006 and $3.84 in 2005.
Gas & Power earnings were up 6% in 2007 reaching $2,781 million, compared with $2,633 million in 2006 and $1,378 million in 2005.

[A]	ROACE is defined as income attributable to shareholders adjusted for Shell’s share of interest expense, after tax, as a percentage of Shell’s share of average capital employed for the period. Capital employed consists of total equity, current debt and non-current debt. For more information on ROACE see key performance indicators on pages 60 and 61.

The 2007 higher earnings reflected increased liquefied natural gas (LNG) sales volumes, strong LNG and gas to liquids (GTL) prices, and a net gain of $275 million mainly related to the sale of common units in Enterprise Products Partners LP. This was partly offset by lower earnings from marketing and trading activities. The increase in 2006 earnings reflected growth in LNG sales volumes, higher realised LNG prices, LNG supply optimisation and strong marketing and trading performance. LNG sales volumes in 2007 of 13.18 million tonnes showed an increase of 9% compared to 12.12 million tonnes in 2006, due to growth in Nigeria. LNG sales volumes in 2006 showed an increase of 14% compared to 10.65 million tonnes in 2005 due to the capacity growth in Nigeria and Oman.
Oil Sands earnings were $582 million compared with $651 million in 2006 and $661 million in 2005. Earnings in 2007, compared to 2006, decreased due to an unplanned shutdown in September and a fire in November at the Scotford Upgrader, higher operating and maintenance costs and increased royalty expenses, which were partly offset by the impact of higher oil prices and a favourable tax adjustment of $94 million. Earnings in 2006 decreased compared to 2005, as higher oil prices and a favourable tax adjustment of $120 million were offset by lower production and the first major scheduled turnaround of both the Muskeg River Mine and the Scotford Upgrader. Bitumen production for 2007 was in line with 2006.
Oil Products earnings in 2007 were $10,439 million, 47% higher than 2006 while 2006 was 29% lower than 2005. The 2007 earnings increase reflected higher marketing margins and benefited from the impact of increasing crude prices on our inventory of $3,488 million. However, earnings were impacted by lower realised refining margins, a lower trading contribution and higher operating costs. The 2006 earnings decrease reflected reduced refining margins partially offset by higher marketing earnings, higher trading contribution and the favourable impact of price volatility on inventory of $98 million.
Chemicals earnings were $2,051 million compared with $1,064 million in 2006 and $991 million in 2005. The impact of price volatility on inventory had favourable effects on 2007 earnings of $369 million compared with an unfavourable effect of $31 million in 2006. The increased earnings in 2007 reflected higher margins, higher earnings from equity-accounted investments and lower fixed costs, which were partly offset by a reduced trading contribution. Earnings in 2005 included $307 million of losses from discontinued operations, related to the sale of Basell. Setting this aside, earnings in 2006 were $234 million lower than 2005. This was due to lower margins and higher depreciation, partly offset by better earnings from equity-accounted investments and lower taxation.
BALANCE SHEET AND CAPITAL INVESTMENT

Shell’s strategy to invest in the development of long-term growth projects, primarily in the upstream businesses, explains the most significant changes to the balance sheet in 2007. Property, plant and equipment and equity-accounted investments increased by almost $9 billion in 2007 as capital investment increased by over 9% in 2007 compared with 2006 reaching $27.1 billion. This was partly offset by depreciation, depletion and amortisation of $13.2 billion. $19.5 billion of the capital investment was dedicated to upstream projects that will primarily deliver organic growth over the long term. These projects include several multi-billion dollar, integrated facilities that should provide significant cash flow for the coming decades.
The capital investment programme in 2007 was primarily funded internally, either from cash from operations of $34.5 billion or with proceeds from divestments of $9.9 billion, with net debt (defined as total debt minus cash) increasing by $1.7 billion to a year-end balance of $8.4 billion. In 2007, Shell paid cash of $7.1 billion for shares in Shell Canada that it did not already own and, as a result, total equity decreased by the same amount. Overall total equity increased by $11.0 billion in 2007 resulting in a year-end balance of $126 billion. Gearing increased from 14.8% at year-end 2006 to 16.6% at year-end 2007. See Note 19[D] to the Consolidated Financial Statements for further discussion on gearing.
OUTLOOK

We want to maintain and enhance our competitive position and provide investors with a competitive and sustained total shareholder return. We plan net capital investment of $26-$27 billion in 2008 (net capital investment represents capital investment, less divestment proceeds). The majority of our capital investment will be in upstream, including LNG and GTL, and oil sands projects. The remainder will be invested in downstream on improving or expanding our oil products and chemicals business.
The production outlook for 2008 is uncertain. However, 2008 production is likely to decline slightly from 2007 levels, if 2007 operating and security conditions in Nigeria continue in 2008, and previously announced disposals are completed. In the long term, Shell expects to be capable of 2-3% per annum production growth on average from 2010, including production from oil, gas and oil sands. Actual growth each year will depend on project start-ups, portfolio management actions and project contracting conditions, among other things. Our investment decision-making will focus on generating value rather than specific reserves or volume targets.
PORTFOLIO ACTIONS

On March 31, 2007, Royal Dutch Shell, through its affiliates, acquired the minority interest in Shell Canada. Shell paid cash of $7.1 billion for the shares in Shell Canada that it did not already own. As a result of this transaction, the Consolidated Financial Statements of Shell as of December 31, 2007, reflect some $7.1 billion decrease in shareholders equity, with a $1,639 million decrease in minority interest, being the book value of the item acquired and the excess of the purchase price over the book value of $5,445 million being taken to retained earnings. In addition to the share purchase price, $0.4 billion of Shell Canada share options were exchanged for a corresponding amount of Shell share options.
On April 18, 2007, Royal Dutch Shell completed the divestment to OAO Gazprom of 50% of its shares in Sakhalin Energy Investment Company Ltd (SEIC), representing 27.5% of the total outstanding shares, for a sales price of $4.1 billion. Gazprom acquired a 50% interest plus one share, while Shell retains a 27.5% interest, with Mitsui and Mitsubishi holding a 12.5% and 10% interest, respectively. In addition, the Ministry of Natural Resources of the Russian Federation announced its approval of the revised Environmental Action Plan. Additional agreements were also signed with the Russian government, addressing the economic balance of the project.

Royal Dutch Shell plc     17

OPERATING AND FINANCIAL REVIEW SUMMARY OF RESULTS

These portfolio actions had the following impact on Shell’s reserves. As a result of the Sakhalin II divestment, minority interests were reduced by 658 million boe and 402 million boe of proved reserves were transferred from Shell subsidiaries to the Shell share of equity-accounted investments. In addition, as a result of the acquisition of the minority interest in Shell Canada, minority interests were reduced by 72 million boe associated with Shell Canada’s proved oil and gas reserves and by 250 million boe associated with Shell Canada’s proven minable oil sands reserves.
At the end of the first quarter 2007, 100% of the Sakhalin II project net assets of approximately $15 billion were included in Shell’s balance sheet, offset by a minority interest of $6.7 billion representing the partners’ 45% interest in the project. As a result of the partial divestment, the consolidated financial statements of Shell no longer include the separate assets, liabilities and associated minority interest of the Sakhalin II project. Shell’s asset position in the project is now accounted for as an equity-accounted investment.
SEIC continues to be the operator of the Sakhalin II project. Gazprom and existing SEIC shareholders entered into an area of mutual interest arrangement, which covers both future Sakhalin area oil and gas exploration and production opportunities, and building of Sakhalin II into a regional oil and LNG hub.
PERFORMANCE AND CAPITAL

Please refer to pages 60-61 and 62-65 for discussion of key performance indicators and liquidity and capital resources.
RESERVES

In 2007, we entered into two exceptional transactions that affected our proved oil and gas and proven minable oil sands reserves position (see pages 17 and 18 for a full description of these transactions):
•	the divestment of 27.5% of our interest in the Sakhalin II project; and

•	our acquisition of the 22% minority interest in Shell Canada.
The effects of these exceptional transactions are complex in the context of our reported reserves position. The purpose of the adjacent table is to set out those effects, together with other changes in our reserves position that occurred during the year, on the same basis as they are evaluated by management. The table presents; the total net proved oil and gas reserves for Shell subsidiaries and the Shell share of equity-accounted investments; the total net proven minable oil sands reserves for Shell subsidiaries; and then eliminates the portion of the reserves that is attributable to the equity held by those with a minority interest in our subsidiaries. The result is the total net proved oil and gas and net proven minable oil sands reserves attributable to Royal Dutch Shell shareholders. We believe it is appropriate to summarise our overall reserves position in this manner as it reflects how we manage our reserve base, and that we do not distinguish between reserves of Shell subsidiaries and equity-accounted investments when making commercial investment decisions. We believe that this summary is necessary in the context of the transactions that occurred in 2007 in order for investors to have a fair and complete understanding of the effects of these transactions on our reserves position.
As shown in the table below, the material effects of the Sakhalin II divestment and Shell Canada acquisitions, together with other events, on proved oil and gas reserves and proven minable oil sands reserves attributed to Royal Dutch Shell shareholders consisted of the following:
•	We reduced the minority interest in our proved oil and gas reserves and our proven minable oil sands reserves from 999 million boe to 17 million boe, mainly as a result of the elimination of the minority interest in Shell Canada (including net proven minable oil sands reserves, 322 million boe) and the minority interest in Sakhalin (658 million boe). The figures quoted above between parentheses are before taking account of 2007 production.

•	While proved oil and gas reserves attributable to Royal Dutch Shell shareholders reflected the net reduction of 402 million boe of proved reserves relating to Sakhalin, this was offset by our development programme that yielded organic reserves additions of 1,315 million boe of additional proved oil and gas reserves (comprised of 228 million boe in relation to Shell subsidiaries and 1,087 million boe in relation to Shell’s share of equity-accounted investments) and 6 million boe of additional minable oil sands reserves.
After taking these two events into account, total net proved oil and gas reserves and net proven minable oil sands reserves attributable to Royal Dutch Shell shareholders decreased by 22 million boe in 2007, from 11,942 million boe to 11,920 million boe, or less than 0.2%. These totals reflect the volume impact of year-end driven price reductions of some 183 million boe for 2007 (largely due to our Qatar GTL project), 59 million boe for 2006 and 60 million boe for 2005.

PROVED AND PROVEN RESERVES (At December 31)	million barrels of
	oil equivalent[C]

	2007	2006	2005

Total net proved oil and gas reserves
Shell subsidiaries	6,686	8,452	7,761
Shell share of equity-accounted investments	4,140	3,355	3,705
Total net proven minable oil sands reserves	1,111	1,134	746

Total net minority interests share of Shell subsidiaries[A]	17	999	900

Total net proved oil and gas and net proven minable oil sands reserves attributable to Royal Dutch Shell shareholders [B]	11,920	11,942	11,312

[A]	Total of minority interest associated with both net proved oil and gas reserves and net proven minable oil sands reserves.

[B]	Total of net proved oil and gas reserves and net proven minable oil sands reserves net of minority interests.

[C]	For this purpose, natural gas has been converted to barrels of oil equivalent using a factor of 5,800 standard cubic feet per barrel.
Investors should note that the above summary is presented to illustrate the complex effects of the two transactions that occurred during 2007. This summary should be read in the context of our Supplementary Information – Oil and gas (unaudited) and Supplementary Information – Oil sands (unaudited). This presentation has been included because we believe it is material to an investor’s understanding of our reserves position and the changes in 2007.

18     Royal Dutch Shell plc

Exploration & Production
HIGHLIGHTS

•	Record segment earnings of $14.7 billion.
•	Production of 3.2 million barrels of oil equivalent (boe) per day (excluding oil sands) despite the continuing security issues in Nigeria.
•	Another successful year for exploration: 11 notable discoveries.
•	Began execution of several major projects, including Gumusut-Kakap, Shell’s first deep-water project in Malaysia, and Qarn Alam in Oman, one of the world’s largest thermal enhanced oil recovery projects.
•	New ‘flagship’ upstream projects (Perdido in the Gulf of Mexico; BC-10 in Brazil; Qatar GTL and Qatargas 4) progressing well.
•	Started production from a number of new fields, including Ormen Lange in Norway, Deimos in the Gulf of Mexico and Changbei in China.
•	Stabilised future of Sakhalin II and Kashagan projects and continuity of production-sharing agreements, agreeing partial divestments to Gazprom and KazMunaiGas respectively, along with some modification of future terms.
•	Sustained portfolio rationalisation, reaching agreement on divestments in Norway, Austria, the North Sea in the UK and the USA.

EARNINGS[A]			$ million
	2007	2006	2005
Revenue (including intersegment sales)	53,308	52,546	43,281
Purchases (including change in inventories)	(3,935)	(2,710)	(1,121)
Exploration	(1,712)	(1,562)	(1,286)
Depreciation	(9,338)	(8,672)	(7,973)
Operating expenses	(11,458)	(11,000)	(8,631)
Share of profit of equity-accounted investments	3,583	3,075	4,112
Other income/(expense)	(390)	(316)	(282)
Taxation	(15,372)	(16,817)	(14,523)

Segment earnings from continuing operations	14,686	14,544	13,577
Income/(loss) from discontinued operations	–	–	–

Segment earnings	14,686	14,544	13,577

[A]	As from 2007, the Oil Sands earnings are disclosed separately. Previously these were reported as part of Exploration & Production earnings. For comparison purposes, 2006 and 2005 earnings have been reclassified accordingly, resulting in a reduction of $651 million in 2006 and $661 million in 2005.

COUNTRIES IN WHICH EXPLORATION & PRODUCTION HAS OPERATIONS
Europe	Africa	Middle East	Asia Pacific	USA
Denmark	Algeria	Russia, CIS[A]	Australia
Germany	Cameroon	Abu Dhabi	Brunei	Other
Ireland	Gabon	Azerbaijan	China	Western
Italy	Libya	Egypt	Malaysia	Hemisphere
The Netherlands	Nigeria	Iran	New Zealand	Argentina
Norway	Tunisia	Kazakhstan	Philippines	Brazil
Ukraine		Oman		Canada
UK		Pakistan		Colombia
		Qatar		Venezuela
Russia
Saudi Arabia
Syria

[A]	Commonwealth of Independent States.

OVERVIEW

Exploration & Production explores for and extracts oil and gas. Together with Gas & Power and Oil Sands it builds and operates the infrastructure necessary to deliver these hydrocarbons to market.
Our business is active in 37 countries with an average of 18,000 employees in 2007. We carry out many of our activities with a diverse range of joint venture partners and have on average over 220,000 people (employees, joint venture staff and contractors) engaged daily in our operations, based on hours worked. We are investing strongly for future growth, with some $15.6 billion (excluding the contribution of minority partners in Sakhalin II of $0.3 billion) of capital investment in 2007.
Production is a key indicator of our short to medium-term operational performance, in terms of reliability of existing assets and on time delivery of new wells and projects. Longer term, a key strategic goal is the increase in surplus cash generation through accessing and unlocking new resources and growing production whilst sustaining strong unit cash generation.
Our investment decision-making focuses on generating value rather than specific reserves or volume targets.
EARNINGS 2007 COMPARED TO 2006 AND 2005

Segment earnings in 2007 were $14,686 million, 1% higher than in 2006 and 8% higher than in 2005. The increase in 2007 from 2006 was mainly driven by the impact of higher realised oil and gas prices on revenues and gains from divestments. This was partly offset by lower production volumes, higher exploration expenses (mainly from increased well write-offs and other exploration costs partly offset by lower seismic cost), higher costs (reflecting current industry conditions) and an exceptional charge related to our Nigerian operations. In addition, earnings were impacted by our reduced share in the profits from the Sakhalin II project, as a consequence of the partial divestment in the second quarter 2007. Segment earnings in 2006 were $14,544 million, 7% higher than in 2005 due to higher realised oil prices, partly offset by the impact of lower US gas prices, marginally lower production volumes and higher operating costs (reflecting industry conditions), increased pre-development activity levels and higher maintenance costs (including increased spending on technical integrity).
Earnings in 2007 included net gains of $1,102 million compared with net gains of $521 million in 2006 and $1,662 million in 2005. The net gains in 2007 mainly related to the divestment of assets in Norway, Austria, Russia, Australia and the Netherlands and various taxation credits, which were partially offset by the mark-to-market valuation of certain UK gas contracts and a $716 million charge mainly relating to the onshore assets in Nigeria, including impairments and provisions arising from the funding and security situation. The net gains in 2006 mainly related to the mark-to-market valuation of certain UK gas contracts and divestment gains. The net gains in 2005 were almost entirely related to the divestment of pipeline assets in the Netherlands, as various taxation credits and other divestments were almost offset by a net charge relating to the mark-to-market valuation of certain gas contracts in the UK.
Royal Dutch Shell plc     19

OPERATING AND FINANCIAL REVIEW EXPLORATION & PRODUCTION

OUTLOOK AND STRATEGY

In 2007, the business environment for the exploration and production industry continued to be characterised by increasing oil prices (Brent average price in 2007 was $72.45 per barrel, up 11% from $65.10 per barrel in 2006) and activity levels. Associated with these increased prices, we saw tightness in the supply of oilfield goods and services, cost escalation and strong competition for new opportunities. Looking forward, we believe that the world will continue to experience a strong growth in energy demand due to population growth and economic development, and that after 2015 supplies of easy-to-access oil and gas will be increasingly challenged to keep up with demand.
The Exploration & Production strategy pursued consistently for the last four years remains unchanged and delivery is on track. We recognise that access to new resources continues to become more difficult as a result of host government requirements and strong competition for more conventional resources. Our strategy has four portfolio themes:
•	Sustaining our heartlands, i.e. our core countries that have the available infrastructure, expertise and remaining growth potential for Shell to sustain strong operational performance and support continued investment;
•	Focusing on new oil and gas projects where technology is a differentiator;
•	Building integrated gas opportunities; and
•	Unlocking unconventional oil and gas resources.
For all of these themes, we seek portfolio opportunities that offer more upside potential, through more oil price exposure, and/or through securing additional scope for recovery from appraisal or the application of new technology.
We continue to pursue an aggressive exploration programme to add more acreage in support of these themes. Our emphasis remains on drilling large exploration prospects, in selected basins and targeting under-explored areas with significant potential. We will also invest in organic growth, open up new positions and make selective acquisitions, divestments and asset swaps as a means to expand and revitalise our asset portfolio. In terms of our existing portfolio, we will continue to focus on production and project delivery, cost performance and operational excellence.
Shell seeks to sustain long-term production from our existing heartlands. This includes production from core countries such as Australia, Brunei, Canada, Denmark, Malaysia, the Netherlands, Nigeria, Norway, Oman, UK and USA.
We will look for further and stronger integrated gas positions such as in onshore USA, Europe, the Middle East, Russia, Africa and Australia. We will look to extend our leadership position in LNG, leveraging our presence across the natural gas value chain from exploration to production and markets, to maximise the value from our integrated gas projects. Examples of key project activity in this area include Sakhalin II in Russia, Nigeria LNG, Angel in North West Shelf, Australia and Qatargas 4. With respect to Nigeria, the impact of community disturbances in the western Delta continues to present a challenge. While we have achieved some success with restoring production in the western Delta, the security situation remains an ongoing risk to our business in Nigeria, not only affecting current production levels but also our ability to grow production in the future. It is difficult to work safely to repair damage to existing assets and construct new facilities. This situation will
20     Royal Dutch Shell plc
be closely monitored throughout 2008. Deep-water Nigeria production continues to perform well and has good prospects for future growth.
Leveraging technology is central to our strategy and we continue to increase our investment in research and development (R&D) and technology piloting. We remain focused on the development and application of technology as a key differentiator in securing access to good upstream opportunities and then delivering more value from them.
Such areas of focus include deep-water, enhanced oil recovery, tight gas, contaminated gas, heavy oil and GTL conversion. To build on our existing strengths, we have shifted our R&D emphasis further to subsurface and unconventional oil and gas technologies. For instance, in Canada, strengthened by the acquisition of the Shell Canada minority shares, we are maturing a variety of heavy oil opportunities. In the US Gulf of Mexico and Brazil, technology is key to the delivery of the Perdido and BC-10 deep-water projects respectively and in Qatar we are delivering the industry’s largest GTL facility. Across these themes we are increasing our portfolio of long-life projects, establishing new producing assets with low natural decline rates and high cash generation, especially at higher oil and gas prices.
Our focus on the reduction of costs will be sustained through optimised management of the supply chain and simplifying and standardising processes globally. We will continue to strengthen our capabilities in project delivery. Having people in place with the requisite skills is vital to the successful delivery of our strategy: in 2007 we recruited over 1,100 technical professionals in the upstream.
PRODUCTION

In 2007, hydrocarbon production (excluding production from oil sands) was 3,234 thousand boe per day. This was 5% lower than in 2006 and 6% lower than in 2005. Lower production in 2007 when compared with 2006 is attributable to field declines, divested volumes, one-off contractual settlements, and lower performance of non-operated assets, which were partly offset by new fields production and ramp-up volumes. The underlying production trend was down 2% compared with 2006 (excluding price impacts of production-sharing contracts (PSCs), divestments and one-off contractual settlements).
Field declines affecting oil production were seen in the USA, Brunei, Oman, Nigeria, Norway and UK during 2007. Operational shutdowns in the UK also impacted production levels. Similarly, natural gas production was impacted by declining fields in Malaysia, USA, UK and Canada as well as by lower seasonal demand in northwest Europe.
The effect of declining fields was partly offset by production from new fields. In China, Shell and PetroChina started commercial production and gas delivery from the Changbei gas field (Shell interest 50%). Located on the edge of the Maowusu desert in the Ordos Basin, it is the largest onshore Exploration & Production co-operative development Shell has had in China.
Shell achieved first offshore gas from the Pohokura field (Shell interest 48%) in New Zealand. This follows the delivery of onshore gas achieved in September 2006. First production was also delivered from the Deimos (Shell interest 71.5%) discovery in the Gulf of Mexico Mars Basin with an expected peak production for Phase 1 of 30,000 boe per day.

In Norway, first gas was produced from the Ormen Lange field (Shell interest 17%). Production will increase gradually, reaching a peak of 70 million standard cubic metres per day – enough to meet as much as 20% of the UK’s gas needs. On December 1, 2007, Shell took over the operatorship of the Ormen Lange field from Norsk Hydro and we are also responsible for the second phase of the field development, which involves the installation of additional subsea templates, drilling of further gas wells and eventually field compression.
Production also increased from Erha in Nigeria, E8 and B12 in Malaysia, West Salym in Russia, Pohokura (onshore) in New Zealand, Merganser in the UK and Enfield in Australia.
PRICES

Oil prices increased in 2007 with Brent and West Texas Intermediate crude prices 11% and 9% higher than in 2006, respectively. Shell’s overall realised oil and natural gas liquids (NGL) prices were $67.99 a barrel, compared with $60.64 in 2006 and $50.59 in 2005. In the USA, realised oil and NGL prices averaged $66.49 a barrel, compared with $58.53 in 2006 and $48.94 in 2005. Outside the USA, realised oil and NGL prices averaged $68.24 a barrel compared with $60.99 in 2006 and $50.84 in 2005. Realised prices differ from published crude oil prices because the quality, and therefore price, of actual crude oil produced differs from the quoted blends. In general, Shell produces crude oil of a somewhat lower quality than the quoted blends. Our overall realised gas prices (excluding equity-accounted investments) in Exploration & Production averaged $5.14 per thousand standard cubic feet (scf) in 2007 compared with $5.08 in 2006 and $4.77 in 2005. In the USA, realised gas prices averaged $7.23 per thousand scf, compared with $7.74 in 2006 and $8.43 in 2005. Outside the USA, realised gas prices averaged $4.61 compared with $4.41 in 2006 and $3.84 in 2005.
CAPITAL INVESTMENT AND PORTFOLIO ACTIONS

Capital investment in 2007 decreased 1% to $15.6 billion (excluding the contribution of our minority partners in Sakhalin II of $0.3 billion, up to the date of the partial divestment of our interest in Sakhalin II in April 2007) relative to 2006 (see Summary of results, page 17). This included exploration expenditure of $4.0 billion of which $807 million relates to the acquisition of new acreage. Included in the exploration expenditure are $594 million of mainly drilling costs associated with maturing fields for which Shell has taken a final investment decision but, for which no proved reserves have yet been recorded. In 2006, capital investment was $15.7 billion and $10.5 billion in 2005 (excluding the contribution of the minority partners in Sakhalin II of $1.4 billion and $1.3 billion respectively).
Shell took the final investment decision to proceed with a number of major projects in 2007. Together with our partners PETRONAS, ConocoPhillips and Murphy Oil Corporation, we decided to proceed with the development of the Gumusut-Kakap (Shell interest 33%) deep-water block offshore Sabah in Malaysia.
In Brunei, our joint venture company, Brunei Shell Petroleum (BSP), decided to proceed with the Champion West Phase 3B/3C project (Shell interest 50%) and with the Bugan Phase 2 project (Shell interest 50%).
In Oman, our joint venture company with the Omani government, Petroleum Development Oman, decided to proceed with the Qarn Alam project (Shell interest 34%), one of the largest thermal enhanced oil recovery (EOR) projects in the world. It involves injecting steam in a fractured carbonate reservoir and is expected to increase the recovery factor in this complex reservoir by 20-25%.
A final investment decision was also taken to proceed with Valhall Redevelopment (Shell interest 28.1%) in Norway, which is aimed at delivering new facilities with fewer offshore staff and enabling production until the end of the licence period in 2028.
Shell, through its exploration and production joint venture in the Netherlands, Nederlandse Aardolie Maatschappij B.V. (NAM), has taken the decision to resume oil production in Schoonebeek (Shell interest 30%), northwest Europe’s largest onshore oil field, through the use of steam-injection EOR technology. NAM expects to produce some 100 to 120 million barrels of oil in the coming 25 years increasing oil reserves in the Netherlands.
Shell signed a PSC with PETRONAS, gaining a 30% interest in the Kebabangan Cluster gas fields in Sabah, Malaysia.
In Australia, Shell agreed to sell a 25% interest in the NT/P48 Permit, which includes the Evans Shoal joint venture in the Timor Sea, offshore Northern Territory, to PETRONAS.
In China, we acquired a 55% equity interest in a coalbed methane venture in Shanxi Province from Verona Development Corporation.
The Exploration & Production business made significant progress on its portfolio rationalisation programme in 2007, generating $5.4 billion of divestment proceeds.
In Norway, we completed the sale to E.ON Ruhrgas Norge AS of our 28% equity interest in the undeveloped Skarv and Idun fields.
Shell also completed the divestment of its 25% equity holding in Austrian oil and gas producer, Rohöl-Aufsuchungs AG (RAG).
Earlier in the year, we announced our intention to sell our equity interests in a number of northern North Sea assets, and mature NAM operated offshore assets in the NOGAT (Noordelijke Offshore Gas Transport) area of the southern North Sea. At the end of 2007, Shell reached an agreement with Fairfield Energy and Mitsubishi Corporation for the sale of the Dunlin Cluster in the North Sea covering the Dunlin, Dunlin South West, Osprey and Merlin fields.
In the USA, Shell completed the sale of leases in Barnett Shale in the Fort Worth Basin, Texas to Pioneer Natural Resources and Fayetteville Shale in the Arkoma Basin, Arkansas to Constellation Energy Commodities Group. Shell also completed the sale of the Wilcox properties in South Texas to Comstock Resources Inc. and North Padre Island 969 and West Cameron 565 assets in the Gulf of Mexico to Peregrine Oil. In addition, Shell reached an agreement with Marubeni Corporation for the sale of Boomvang fields.
In Egypt, Shell completed the sale of a 33% equity interest in the Northeast Mediterranean Deepwater (NEMed) concession located offshore Egypt to ONGC Videsh Ltd (OVL).
Royal Dutch Shell plc     21

OPERATING AND FINANCIAL REVIEW EXPLORATION & PRODUCTION

Shell sold 45% of the newly created Shell Technology Ventures Fund 1 B.V. (STV), an energy technology fund, to Coller Capital. Shell will remain the majority shareholder in the fund, which will focus on investing in non-exclusive Shell and third-party exploration and production technologies.
In Russia, Shell and its partners completed the divestment to OAO Gazprom of 50% of their interest plus one share in the Sakhalin II project in Russia (see Summary of results, page 17).
Also in Russia, a strategic cooperation agreement was concluded between Shell and Rosneft Open Joint Stock Company. Moreover, Shell reached an agreement with JSC Tatneft for a strategic partnership on heavy oil development and other potential joint activities.
In early 2008, the international members of the Kashagan consortium have agreed to sell their participating interests proportionally (if the sale is concluded, Shell interest would decrease from 18.52% to 16.81%), allowing Kazakhstan’s national oil company’s, KazMunaiGas (KMG), stake to increase to match that of the four major shareholders. The agreement includes a value transfer package from the consortium to the Kazakhstan authorities, provides for an increased role of KMG in operations and for a review and enhancement of the operating model. The agreement also provides the conditions for the continuity and stability of the project going forward.
EXPLORATION

During 2007, we participated in 314 successful exploratory wells (wells drilled outside proved area). These included exploration discoveries in Australia, Brunei, Egypt, Germany, Kazakhstan, Malaysia, the Netherlands, Nigeria, Oman and the USA. Discoveries will be evaluated in order to establish the extent of the volumes they contain. Of these, 11 are considered notable discoveries.
In 2007, we added new acreage to our portfolio mainly from exploration licences in Australia, Canada, China, Colombia, Gabon, Germany, Syria, Tunisia and the USA (Gulf of Mexico, onshore and Alaska). In the Gulf of Mexico, Shell was the highest bidder on three blocks in Lease sale 204 and on 67 blocks in Lease sale 205, adding significant acreage to the Shell portfolio. Overall, our acreage in 2007 decreased slightly when compared with 2006 mainly due to a combination of divestments, relinquishments and licence expiry of acreage in various countries, largely offset by the acreage additions in locations noted above.
In early 2008, Shell was announced as the apparent high bidder on 275 of the 302 blocks it bid in Lease Sale 193. The blocks are located in the Chukchi Sea, offshore Alaska, and their award is pending review and final decision by the US Minerals Management Service.
RESEARCH AND DEVELOPMENT

The Shell Exploration & Production Technology organisation is responsible for the research, development and application of integrated technology solutions for Shell operating businesses and assets around the world. The primary objectives are to select, develop and implement technologies that enable Shell operating businesses and assets to successfully discover and produce greater levels of hydrocarbons, to achieve continuous improvement in cost-efficiency and performance; to increase operational safety and to reduce environmental impact.
22     Royal Dutch Shell plc
Exploration & Production research and development (R&D) is carried out in two main laboratory locations: Rijswijk (the Netherlands) and Houston (Texas, USA). Additional technology facilities are in Oman, Qatar, Oslo (Norway), Calgary (Canada) and Bangalore (India). In-house teams and facilities are used in the research and development of proprietary exploration and production technologies along with service industry and/or academic capabilities where applicable.
The primary focus of the R&D work, with increasing emphasis on the subsurface and unconventionals, is in the following areas: enhanced subsurface imaging; reservoir characterisation and surveillance; smart reservoir management; improving hydrocarbon recovery efficiency; reducing the cost of wells and facilities; enabling the development of ultra-deep water fields; separation and utilisation of contaminated gas; recovery of unconventional hydrocarbons; and developing solutions for the capture and sequestration of CO2.
BUSINESS AND PROPERTY

Shell subsidiaries and equity-accounted investments are involved in the exploration for and production of crude oil and natural gas and operate under a broad range of laws and regulations that change over time. These cover virtually all aspects of exploration and production activities, including matters such as land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange.
The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases (outside North America), the legal agreements generally are granted by or entered into with a government, government entity or state oil company, and the exploration risk practically always rests with the oil company. In North America, these agreements may also be with private parties who own mineral interests. Of these agreements, the following are most relevant to Shell’s interests:
•	Licences (or concessions), which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities and of financing these activities. In principle, the licence holder is entitled to the totality of production minus any royalties in kind. The state or state oil company may sometimes enter as a joint venture partner sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases, the state oil company or agency has an option to purchase a certain share of production. The lease agreement, typical in North America, is generally the same except for treatment of royalties paid in cash.
•	PSCs entered into with a state or state oil company oblige the oil company, as contractor, to provide all the financing generally, and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually this share consists of a fixed or variable part, which is reserved for the recovery of contractor’s cost (cost oil); the remainder is split with the state or state oil company on a fixed or volume/revenue-dependent basis. In some cases, the state oil company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or on a per field basis. Additionally, as the price of oil or gas increases above certain pre-determined levels, the Shell group’s entitlement share of production would normally decrease.

Shell’s exploration and production interests, including acreage holdings and statistics on wells drilled, are shown on page 28.
PROVED RESERVES
Details of Shell subsidiaries’ and the Shell share of equity-accounted investments’ estimated net proved reserves are summarised in the following table and are set out under the heading “Supplementary Information – Oil and gas (unaudited)” on pages 163 to 169. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement. Estimates remain subject to revision. It should be noted that totals are further influenced by acquisition and divestment activities. Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements which involve Shell subsidiaries in upstream risks and rewards but do not transfer title of the product to those companies.
During 2007, proved developed and undeveloped reserves of Shell subsidiaries were reduced by a total of 880 million boe, consisting of a decrease of 9 million barrels of oil and natural gas liquids and a reduction of 5,056 thousand million scf of natural gas (in each case before taking account of production). The reduction to proved developed and undeveloped reserves consisted of reductions of 145 million boe from revisions and 1,108 million boe from acquisitions and divestments, and additions of 340 million boe from extensions and discoveries and additions of 33 million boe from improved recovery. There was a net addition of 624 million boe to proved developed reserves and a net reduction of 1,504 million boe to proved undeveloped reserves (before taking account of production).
During the same period, the Shell share of proved developed and undeveloped reserves additions by equity-accounted investments, that are in addition to the additions to the reserves by Shell subsidiaries described above, represented an increase of 1,080 million boe, consisting of an increase of 251 million barrels of oil and natural gas liquids and an increase of 4,807 thousand million scf of natural gas (in each case before taking account of production). The Shell share of changes to proved developed and undeveloped reserves by equity-accounted investments consisted of an increase of 548 million boe from revisions, an increase of 26 million boe from improved recovery, an increase of 513 million boe from extensions and discoveries and a decrease of 7 million boe as a result of acquisitions and divestments. There was a net addition of 251 million boe to proved developed reserves and a net addition of 829 million boe to proved undeveloped reserves (before taking account of production).
Details of the main proved reserves changes during 2007 are provided in the section entitled “Supplementary Information – Oil and gas (unaudited)”.
At December 31, 2007, after taking account of Shell subsidiaries’ 2007 net additions to proved developed and undeveloped reserves and production, total proved reserves for Shell subsidiaries were 21% lower than at December 31, 2006. At the same date, after taking into account the Shell share of equity-accounted investments’ net additions and production, the Shell share of total proved developed and undeveloped reserves of equity-accounted investments was 23% higher than at December 31, 2006.
In April 2007, Shell along with its partners, completed the divestment to OAO Gazprom of a 50% interest (plus one share) in the Sakhalin II project in Russia. Royal Dutch Shell diluted its stake in the project from 55% to 27.5%. As a result of this divestment, proved developed and undeveloped reserves associated with minority interests reduced by a total of 658 million boe and 402 million boe of proved developed and undeveloped reserves were moved from Shell subsidiaries to equity-accounted investments.
As a result of the acquisition during 2007 of the Shell Canada minority interest, minority interests were reduced by 72 million boe.
If the agreement currently under discussion with KazMunaiGas is concluded, resulting in Shell’s interest in the north Caspian PSC declining from 18.52% to 16.81%, Shell’s proved reserves would decrease by approximately 36 million barrels of oil equivalent.
In addition to proved conventional liquids and natural gas reserves, Shell has considerable interests in proven oil sands reserves in Canada associated with the Athabasca Oil Sands Project. Since SEC regulations define these reserves as mining-related and not part of conventional oil and gas reserves, these are presented separately to the conventional oil and gas reserves in the Oil Sands section of this Operating and Financial Review.

Royal Dutch Shell plc      23

OPERATING AND FINANCIAL REVIEW EXPLORATION & PRODUCTION

PROVED DEVELOPED AND UNDEVELOPED RESERVES (At December 31)					million barrels of oil equivalent[A]
					2007	2006	2005
Shell subsidiaries					6,686	8,452	7,761
Shell share of equity-accounted investments					4,140	3,355	3,705

PROVED DEVELOPED AND UNDEVELOPED RESERVES					million barrels of oil equivalent[A]
			Eastern Hemisphere		Western Hemisphere		2007
				Middle East,
	Europe	Africa[B]	Asia Pacific[C]	Russia, CIS[D]	USA	Other	Total
Proved developed and undeveloped reserves
Shell subsidiaries
At January 1	1,565	1,135	1,102	3,424	851	375	8,452
At December 31	1,460	841	1,064	2,176	801	344	6,686
Shell share of equity-accounted investments
At January 1	2,064	–	558	387	313	33	3,355
At December 31	2,022	–	542	1,247	299	30	4,140

Proved developed reserves
Shell subsidiaries
At January 1	1,089	478	482	409	463	238	3,159
At December 31	1,019	456	477	303	413	229	2,897
Shell share of equity-accounted investments
At January 1	1,705	–	349	350	257	24	2,685
At December 31	1,653	–	381	343	239	25	2,641

[A]	For this purpose natural gas has been converted to barrels of oil equivalent using a factor of 5,800 standard cubic feet per barrel.
[B]	Excludes Egypt.
[C]	Excludes Sakhalin.
[D]	Includes Caspian region, Egypt and Sakhalin.
24     Royal Dutch Shell plc

CAPITAL EXPENDITURE AND EXPLORATION EXPENSE OF SHELL SUBSIDIARIES BY GEOGRAPHICAL AREA[A]			$ million
	2007	2006	2005
Europe	2,767	2,684	1,991
Africa[B]	1,895	1,840	1,937
Asia Pacific[C]	1,326	1,264	1,067
Middle East, Russia, CIS[D]	3,515	4,528	3,844
USA	3,873	2,306	1,486
Other Western Hemisphere	1,462	4,100	1,074

Total	14,838	16,722	11,399

[A]	Capital expenditure is the cost of acquiring property, plant and equipment, and – following the successful efforts method in accounting for exploration costs – includes exploration drilling costs capitalised pending determination of commercial reserves. In the case of major capital projects, the related interest cost is included until these are placed in service. Exploration expense is the cost of geological and geophysical surveys and of other exploratory work charged to income as incurred. Exploration expense excludes depreciation and release of currency translation differences.
[B]	Excludes Egypt.
[C]	Excludes Sakhalin.
[D]	Includes Caspian region, Egypt and, up to April 2007, Sakhalin.

AVERAGE PRODUCTION COSTS OF SHELL SUBSIDIARIES BY GEOGRAPHICAL AREA[A][E]	$/barrel of oil equivalent
	2007	2006	2005
Europe	9.15	7.56	6.03
Africa[B]	7.85	5.60	4.13
Asia Pacific[C]	4.31	3.35	2.94
Middle East, Russia, CIS[D]	8.79	7.83	6.21
USA	8.35	8.08	6.57
Other Western Hemisphere	14.35	11.03	8.45

Total	8.27	6.95	5.54

[A]	Natural gas has been converted to crude oil equivalent using a factor of 5,800 standard cubic feet per barrel.
[B]	Excludes Egypt.
[C]	Excludes Sakhalin.
[D]	Includes Caspian region, Egypt and, up to April 2007, Sakhalin.
[E]	Production costs exclude royalty payments of $1,804 million in 2007, $1,569 million in 2006 and $1,940 million in 2005.
Royal Dutch Shell plc     25

OPERATING AND FINANCIAL REVIEW EXPLORATION & PRODUCTION

CRUDE OIL AND NATURAL GAS LIQUIDS PRODUCTION[A]		thousand barrels/day
	2007	2006	2005
Europe
UK	183	223	250
Denmark	126	134	143
Norway	69	85	107
Italy	35	44	30
The Netherlands	6	6	7
Germany	4	4	4

Total Europe	423	496	541

Other Eastern Hemisphere
Africa
Nigeria	287	293	324
Gabon	31	32	36
Cameroon	14	14	13

Total Africa	332	339	373

Asia Pacific
Brunei	92	104	95
Australia	58	57	53
Malaysia	42	42	41
China	17	20	20
New Zealand	13	14	15
Others	5	5	4

Total Asia Pacific	227	242	228

Middle East, Russia, CIS
Oman	191	202	214
Abu Dhabi	146	147	134
Russia	51	52	35
Syria	24	30	36
Egypt	10	11	14
Others	11	13	10

Total Middle East, Russia, CIS	433	455	443

Total Other Eastern Hemisphere	992	1,036	1,044

USA	324	322	333

Other Western Hemisphere
Canada	47	38	39
Venezuela	9	31	14
Brazil	22	25	26
Others	1	[B]	1

Total Other Western Hemisphere	79	94	80

Grand total	1,818	1,948	1,998

	million tonnes a year
Metric equivalent	91	97	100

[A]	Of Shell subsidiaries, plus share of equity-accounted investments, and including natural gas liquids (share of equity-accounted investments is assumed to be equivalent to Shell interest). Oil sands and royalty purchases are excluded. In those countries where PSCs operate, the figures shown represent the entitlements of the subsidiaries concerned under those contracts.
[B]	Fewer than 1,000 barrels per day.

NATURAL GAS PRODUCTION AVAILABLE FOR SALE[A]		million standard cubic feet/day
	2007	2006	2005
Europe
The Netherlands	1,518	1,525	1,562
UK	663	775	925
Germany	390	421	428
Denmark	369	416	410
Norway	357	325	298
Others	53	61	36

Total Europe	3,350	3,523	3,659

Other Eastern Hemisphere
Africa
Nigeria	584	455	377

Total Africa	584	455	377

Asia Pacific
Malaysia	865	956	858
Brunei	553	574	544
Australia	542	529	525
New Zealand	230	241	234
China	106	36	—
Others	109	85	89

Total Asia Pacific	2,405	2,421	2,250

Middle East, Russia, CIS
Egypt	167	201	238
Pakistan	76	79	75
Syria	7	11	15

Total Middle East, Russia, CIS	250	291	328

Total Other Eastern Hemisphere	3,239	3,167	2,955

USA	1,130	1,163	1,150

Other Western Hemisphere
Canada	402	425	413
Others	93	90	86

Total Other Western Hemisphere	495	515	499

Grand total	8,214	8,368	8,263

[A]	By country of origin from gas produced by Shell subsidiaries and equity-accounted investments (Shell share). In those countries where PSCs operate, the figures shown represent the entitlements of the subsidiaries concerned under those contracts.

26     Royal Dutch Shell plc

LOCATION OF ACTIVITIES[A][B] (At December 31, 2007)
Development and/
Location	Exploration	or production	Shell Operator[C]
Europe
Denmark	■	■
Germany	■	■
Ireland	■	■	■
Italy	■	■
The Netherlands	■	■	■
Norway	■	■	■
UK	■	■	■
Ukraine	■

Africa
Algeria	■		■
Cameroon	■	■	■
Gabon	■	■	■
Libya	■		■
Nigeria	■	■	■
Tunisia	■		■

Asia Pacific
Australia	■	■	■
Brunei	■	■	■
China	■	■	■
Malaysia	■	■	■
New Zealand	■	■	■
Philippines	■	■	■

Middle East, Russia, CIS
Abu Dhabi	■	■
Azerbaijan	■
Egypt	■	■	■
Iran		■
Kazakhstan	■	■
Oman	■	■
Pakistan	■	■	■
Qatar		■	■
Russia	■	■
Saudi Arabia	■
Syria	■	■	■

USA
USA	■	■	■

Other Western Hemisphere
Argentina	■	■
Brazil	■	■	■
Canada	■	■	■
Colombia	■
Venezuela		■

[A]	Including equity-accounted investments.
[B]	Where an equity-accounted investment has properties outside its base country, those properties are not shown in this table.
[C]	In several countries where “Shell Operator” is indicated, Shell is the operator of some but not all exploration and/or production ventures.

Royal Dutch Shell plc     27

OPERATING AND FINANCIAL REVIEW EXPLORATION & PRODUCTION

OIL AND GAS ACREAGE[A][B][C] (At December 31)								thousand acres
	2007				2006				2005
	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	10,253	2,894	10,384	3,007	9,850	3,225	12,860	4,025	9,852	3,110	14,507	4,415
Africa[D]	7,160	2,317	26,910	18,407	7,159	2,318	24,396	15,351	7,175	2,382	27,206	14,806
Asia Pacific[E]	7,578	3,265	96,078	27,556	7,228	3,277	125,421	34,290	7,292	3,313	123,829	34,455
Middle East, Russia, CIS[F]	27,520	9,614	74,666	31,176	32,238	10,284	66,579	30,321	32,125	10,302	66,839	30,467
USA	1,067	620	4,825	3,542	1,234	665	3,962	3,280	1,250	563	4,359	3,069
Other Western Hemisphere	917	598	31,795	21,077	945	569	30,413	20,328	872	551	30,097	20,314

Total	54,495	19,308	244,658	104,765	58,654	20,338	263,631	107,595	58,566	20,221	266,837	107,526

NUMBER OF PRODUCTIVE WELLS[A][B] (At December 31)
	2007				2006				2005
		Oil		Gas		Oil		Gas		Oil		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	1,638	427	1,334	452	1,647	475	1,487	461	1,762	491	1,355	448
Africa[D]	1,006	356	35	11	945	333	40	13	1,234	413	36	12
Asia Pacific[E]	1,096	517	286	117	1,095	520	259	109	1,076	480	264	100
Middle East, Russia, CIS[F]	4,609	1,414	44	38	4,333	1,364	50	44	4,128	1,279	45	40
USA	15,493	7,825	1,040	765	15,977	8,077	1,069	830	16,159	8,270	873	636
Other Western Hemisphere	427	332	351	268	355	264	326	250	122	117	303	284

Total	24,269	10,871	3,090	1,651	24,352	11,033	3,231	1,707	24,481	11,050	2,876	1,520

NUMBER OF NET PRODUCTIVE WELLS AND DRY HOLES DRILLED[A][B] (At December 31)
	2007		2006		2005
	Productive	Dry	Productive	Dry	Productive	Dry
Exploratory
Europe	10	1	7	7	5	3
Africa[D]	3	1	7	1	9	1
Asia Pacific[E]	5	11	8	4	6	3
Middle East, Russia, CIS[F]	47	9	18	7	5	3
USA	23	3	30	3	9	3
Other Western Hemisphere[G]	48	11	22	3	3	4

Total	136	36	92	25	37	17

Development
Europe	18	1	32	1	25	–
Africa[D]	19	–	15	–	13	–
Asia Pacific[E]	32	1	27	–	20	1
Middle East, Russia, CIS[F]	159	1	155	2	173	4
USA	475	2	478	–	446	–
Other Western Hemisphere[G]	44	–	76	2	26	–

Total	747	5	783	5	703	5

[A]	Including equity-accounted investments.
[B]	The term “gross” relates to the total activity in which Shell subsidiaries and equity-accounted investments have an interest, and the term “net” relates to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interest.
[C]	One thousand acres equals approximately four square kilometres.
[D]	Excludes Egypt.
[E]	Excludes Sakhalin.
[F]	Includes Caspian region, Egypt and Sakhalin.
[G]	A revision has been made to 2006 data to correctly reflect the effect of the BlackRock acquisition in Canada.
28     Royal Dutch Shell plc

OIL AND GAS INTERESTS

A selection of oil and gas interests, as well as recent developments in countries where Shell or equity-accounted investments have exploration and production interests, is summarised below. The summary includes aspects of the legislation, regulations or agreements affecting the activities of significant companies. None of the below-mentioned properties or interests is individually significant to Shell.
EUROPE
Denmark A Shell company holds a 46% non-operated interest in a producing concession until 2042. The Shell interest in this concession will reduce to 36.8% in July 2012 when the State takes a 20% fully participating stake in the concession. The Shell company also holds interests in four other non-operated exploration licences.
Germany A Shell company holds a 50% interest in the Brigitta & Elwerath Betriebsfuehrungsgesellschaft (BEB) 50:50 joint venture. BEB is involved in some 30 concessions with varying interests and is the main operator in Germany.
Ireland Shell E&P Ireland Ltd. (Shell interest 100%) is the operator for the Corrib Gas Project (Shell interest 45%), currently under development. Shell has agreed to modify the route of the onshore pipeline and community consultation began in late 2006. A modified route is expected to be identified in 2008 and applications for consent for this new route will be submitted thereafter. Shell has further exploration interests in six licences offshore Ireland, of which four are operated and two are non-operated.
Italy Shell Italia E&P S.p.A.’s (Shell interest 100%) main assets are onshore in southern Italy and consist of Val d’Agri, which is in production and is operated by Eni (Shell interest 39.23%) and Tempa Rossa, operated by Total (Shell interest 25%), which is at the onset of its development phase. Shell Italia E&P S.p.A also has 100% interests in nearby exploration prospects, as well as a 30% interest in an oil transport and storage company (Società Oleodotti Meridionali), jointly owned with Eni.
The Netherlands The Shell share of natural gas and crude oil in the Netherlands is produced by Nederlandse Aardolie Maatschappij B.V. (NAM), a 50:50 joint venture between Shell and ExxonMobil. An important part of NAM’s gas production is from its onshore Groningen gas field, in which the Dutch state has a 40% financial interest through the wholly state-owned company EBN. NAM’s production of oil and gas is covered by production licences. In 2007, NAM announced its decision to resume oil production in the Schoonebeek (Shell interest 30%) oil field.
Government participation in development and production is 40% or 50% mainly depending on the legislation applicable at the time the licences were granted. This applies to all licences except one offshore and a number of older onshore production licences.
Norway A/S Norske Shell holds an interest in a number of production licences, seven of which involve producing oil and gas fields. A/S Norske Shell also holds an interest in potential development assets. On December 1, 2007, Shell assumed responsibility for operations of the Ormen Lange gas field, which was developed with sea-floor installations at depths of between 850 and 1,100 metres. The development involved an onshore plant/terminal and pipelines for transport to the markets in the UK and continental Europe.
Shell International Pipelines Inc. (Shell interest 100%) holds interests in several Norwegian gas transportation and processing systems, pipelines and terminals. During 2007, Shell sold its equity interests in the undeveloped Skarv and Idun fields.
UK Shell UK Limited (Shell interest 100%) is one of the largest integrated oil and gas exploration and production companies operating in the UK (by production volumes). It operates a significant number of its interests in the UK Continental Shelf (UKCS) on behalf of a 50:50 joint venture with ExxonMobil.
Most of Shell UK’s production comes from the North Sea. Natural gas comes from associated gas in mixed oil and gas fields in the northern sector of the North Sea and gas fields in the southern sector. Crude oil comes from the central and northern fields. In the Atlantic Margin area, Shell also has interests as a non-operating partner principally in the West of Shetlands area including the Schiehallion, Clair and Loyal fields.
The UKCS is a mature area and although Shell has invested significantly over the past decade to extend field lives, organic growth has been more of a challenge with new field discoveries significantly smaller than discoveries 15-20 years ago.
In 2007, Shell and ExxonMobil announced their intention to investigate market interest and valuation on their equity interests in a number of Northern North Sea assets, which include operated interests in Cormorant Alpha, Cormorant North, Tern, Eider, Kestrel and Pelican and non-operated interests in Otter and Hudson, as well as an operated interest in the Brent oil evacuation system. Shell and ExxonMobil reached an agreement with Fairfield Energy and Mitsubishi Corporation for the sale of the Dunlin Cluster in the North Sea covering the Dunlin, Dunlin South West, Osprey and Merlin fields, with completion of the deal still pending government approval.
Ukraine In 2006, Shell Ukraine Exploration and Production entered into a joint activity agreement (JAA) with Ukrgazvydobuvannya (UGV), a subsidiary of NaftoGasUkrainy (NAK), to explore for oil and gas across eight licences in the Dnieper-Donetsk Basin in central-eastern Ukraine.
The JAA which covers licences, agreed work programme levels and the terms of joint activities, gives Shell a 50% interest in the joint activities (excluding existing producing fields) in exchange for a commitment that comprises acquisition of seismic data and drilling of deep exploration wells over a three-year period. Seismic studies are expected to begin in 2008.
AFRICA
Algeria During 2007, Shell Algeria Reggane GmbH and Shell Algeria Zerafa GmbH (SARG and SAZG, Shell interest 80%) continued their exploration campaign in the permits Reggane Djebel Hirane and Zerafa in Algeria under a PSC with Algeria-based Sonatrach. The first phase of the PSC extends to September 2008. Liwa, a subsidiary of Mubudala Development Company, an Abu Dhabi Investment Company, has an interest of 20% in both permits, subject to final government approval.
Royal Dutch Shell plc     29

OPERATING AND FINANCIAL REVIEW EXPLORATION & PRODUCTION

Cameroon Pecten Cameroon Company (PCC) (Shell interest 80%) has a 40% working interest in a PCC operated property (Mokoko-Abana) and a 24.5% interest in a non-operated property (Rio del Rey). PCC has a 50% interest in exploration licence Dissoni (a PSC), which can reduce to 37.5% depending on state participation after a commercial discovery.
Gabon Shell Gabon (Shell interest 75%) has interests in nine onshore mining concessions/exploitation permits, six of which (Rabi/Kounga, Gamba/Ivinga, Toucan, Awoun, Totou and Bende) are operated by the company. The Rabi/Kounga PSC expires in 2022. The Gamba/Ivinga concession expires in 2042. The Toucan PSC expires in 2023 while the Totou/Bende PSC expires in 2021. In Awoun, an Exclusive Exploitation Authorisation has been asked for the Koula field for a duration of 20 years from 2008. The other three concessions/PSCs (Avocette, Coucal and Atora) expire between 2010 and 2021 and are operated by Total Gabon.
Shell’s production in Gabon is dominated by the Rabi field (Shell interest 42.5%). Shell Gabon’s portfolio includes two more producing fields: Toucan (near Rabi) and Gamba. A Shell company, Shell Offshore North Gabon B.V. (SONG), holds the Igoumou Marin permit in ultra-deep water. In 2007, Shell signed two exploration and production sharing contracts in offshore central Gabon.
Libya In May 2005, Shell and the National Oil Corporation of the Great Socialist People’s Libyan Arab Jamahiriya (NOC) signed an agreement for the rejuvenation and upgrade of the existing LNG plant at Marsa Al Brega on the Libyan coast, together with exploration and development of five areas located in Libya’s major oil and gas producing Sirte Basin. Initial seismic acquisition and analysis is now complete and exploration drilling is planned to commence in 2008. The engineering phase of the rejuvenation is also complete and construction work on Marsa Al Brega is expected to start in 2008 under the management of an NOC subsidiary. In December 2007, Shell Exploration and Development Libya GmbH was awarded two exploration blocks (Area 89, blocks 1 and 3) in Libya’s Sirte Basin in the EPSA 4.4 licensing round. The award is subject to final government ratification.
Nigeria The Shell Petroleum Development Company of Nigeria Ltd. (SPDC) (Shell interest 100%) is operator of a joint venture (Shell interest 30%) with the Nigerian National Petroleum Corporation (NNPC), Total (10%) and Agip (5%). The venture’s onshore oil mining leases (OML) expire in 2019 and the shallow water offshore leases expire in 2008.
Shell Nigeria Exploration and Production Company Ltd. (SNEPCO) (Shell interest 100%) operates under a PSC with a 55% working interest in deep-water blocks OML 118 and OML 135 in partnership with ExxonMobil, Total and Agip. SNEPCO also has a 49.81% interest in deep-water blocks OML 125 and OML 134 (Agip operated), a 43.75% interest in deep-water block OML 133 (ExxonMobil operated), and a 40% interest in shallow water block OPL 238 (co-venturer Sunlink 60% interest).
The OPL 250 contractor group, which includes Shell Nigeria Offshore Prospecting Limited (SNOP) (Shell interest 100%), has withdrawn from the PSC it entered into with NNPC in 2001.
Shell Nigeria Ultra Deep Limited (SNUD) (Shell interest 100%) has a 100% interest in block OPL 245 (PSC).
30     Royal Dutch Shell plc
Shell Nigeria Upstream Ventures (SNUV) (Shell interest 100%) has a disputed 40% equity interest in OML 122 (co-venturer Peak Petroleum).
Shell Nigeria Exploration Properties Alpha Ltd. (SNEPA) (Shell interest 100%) operates under a 100% working interest in deep-water block OPL 322 (40% Shell interest, 50% PSC with NNPC, 10% PSC with indigenous operator Dajo Oil).
Shell Nigeria Exploration Properties Beta Ltd. (SNEPB), (Shell interest 100%) has a 27% working interest in deep-water block OPL 318 (PSC, ConocoPhillips operated 35%, ChevronTexaco 18%, NPDC 20%).
ASIA PACIFIC
Australia Shell Development (Australia) Pty Ltd (SDA), (Shell interest 100%) has interests in a number of offshore production and exploration licences in the Carnarvon Basin, namely the North West Shelf (NWS) and Greater Gorgon fields, as well as exploration licences in the Browse Basin and Timor Sea area. The interests are held directly and/or indirectly through a 34% shareholding in Woodside Petroleum Ltd. Woodside is the operator on behalf of six joint venture participants of the NWS gas/condensate and oil fields. Gas and condensate are produced from the North Rankin and Goodwyn facilities to an onshore treatment and LNG facility on the Burrup Peninsula.
Shell has interests in the significant liquids-rich Sunrise gas field in the Timor Sea, as well as the Browse Basin. SDA is also a non-operating participant (25%) in the Gorgon joint venture (operator Chevron Australia Pty Ltd) covering a number of gas fields in the Greater Gorgon area of the Carnarvon Basin, situated west of Barrow Island. Shell also has rights to the gas in the Crux field (AC/P23) operated by Nexus Energy Ltd.
In 2007, SDA divested to PETRONAS its 25% interest in the NT/P48 Permit, which includes the Evans Shoal joint venture in the Timor Sea offshore Australia’s Northern Territory.
In 2007, the Prelude discovery was made in the 100% Shell owned WA-371-P block in the Browse Basin, marking a successful return of Shell as an operator in Australia. Shell also has a 22% indirect interest in the Persephone discovery by Woodside, in Australia’s NWS.
In early 2008, SDA purchased, subject to government approvals, three exploration permits offshore northwest Australia from Octanex N.L. and Strata Resources N.L. (members of the Albers Group of Companies). Also in early 2008, SDA agreed to sell its share in the Cossack-Wanaea-Lambert-Hermes and the Egret oil ventures and certain oil exploration opportunities in the NWS to Woodside.
Brunei Shell is a 50:50 shareholder with the Brunei government in Brunei Shell Petroleum Company Sendirian Berhad (BSP). BSP, which has long-term oil and gas concession rights both onshore and offshore Brunei, sells most of its natural gas production to Brunei LNG Sendirian Berhad (Shell interest 25%). In 2006, oil production started from the first well from Phase III of the Champion West field (Shell interest 50%) using Shell’s Smart Fields® technology. Other important primary development projects (such as Mampak Block 4 and Bugan Phase 2) are being matured. In 2007, BSP announced the discovery of gas in the Bubut structure.

Shell Deepwater Borneo Ltd. (Shell interest 100%) has a 35% non-operating share in the Block B Joint Venture (BBJV) concession where gas is produced from the Maharaja Lela Field, and a 54% operating interest in exploration Block A.
China Shell participates in the offshore South China Sea Xijiang oil producing fields (Shell interest ranges between 24.5% and 47.8%). Shell holds some 50% interest in full field development of the Changbei gas field in the Ordos Basin, onshore China, in partnership with PetroChina Company Limited. Shell also holds a 61% interest in the Jilin Shell Oil Shale Development Company Limited for minerals exploration, exploitation and development of oil shale resources.
In 2007, Shell acquired a 55% interest in the North Shilou coalbed methane project from Verona Development Corporation.
Malaysia Shell Malaysia Exploration & Production companies have 18 PSCs with the national oil company PETRONAS. In many of these contracts PETRONAS Carigali Sendirian Berhad (PCSB), a 100% PETRONAS subsidiary, is the sole joint venture partner. Shell is the operator, with a 50% working interest, of nine non-associated producing gas fields and the operator, with a 37.5% working interest, of a further two non-associated producing gas fields in Sarawak. Over 92% of the gas is supplied to the MLNG, MLNG Dua and MLNG Tiga plants (Shell interest 15% in MLNG Dua & Tiga plants) for deliveries of LNG to customers mainly in Japan, Korea and Taiwan.
Regarding oil production and exploration, Shell has a 40% interest in the non-operated Baram Delta PSC, a 50% interest in the development of the SK308 discovered fields and exploration interests in the deep-water SK-E block and inboard SK-307 block. In Sabah, Shell operates four producing offshore fields with PSCs for the exploration and development of Blocks SB-301, SB-G, SB-J, ND-6 and ND-7. In 2007, an oil discovery was announced in Block SB-G. Also in 2007, Shell signed a PSC with PETRONAS to gain a 30% interest in the Kebabangan Cluster fields, and together with PETRONAS, ConocoPhillips and Murphy Oil Corporation, Shell took final investment decision to proceed with the development of the Gumusut-Kakap deep-water field.
In peninsula Malaysia, Shell holds a 50% interest in offshore Blocks PM-301 and PM-302, which are operated by a joint operating company with Shell and PCSB as shareholders.
New Zealand Shell has a 83.75% interest in the production licence for the offshore Maui gas field. In addition, Shell has a 50% interest in the onshore Kapuni gas field and a 48% interest in the Pohokura gas field. The gas produced is sold domestically, mainly under long-term contracts. Shell also has interests in other exploration licence areas in the Taranaki Basin. The Maui and Kapuni interests are operated by Shell Todd Oil Services Ltd, a service company (Shell interest 50%), with the Pohokura field operated by Shell Exploration New Zealand Limited (Shell interest 100%).
Philippines Shell holds a 45% interest in the deep-water PSC for block SC-38. The SC-38 interest includes a production licence over the Malampaya and San Martin fields. Current production is gas and condensate from the Malampaya field via a platform north-west of the island of Palawan. Shell also holds a 55% interest (and is operator) in SC-60, converted from the geophysical survey and exploration contract
GSEC-99, covering a relatively unexplored area offshore north-east Palawan.
MIDDLE EAST, RUSSIA AND CIS
Abu Dhabi Crude oil and natural gas liquids are produced by the Abu Dhabi Company for Onshore Oil Operations in which a Shell company’s concessionary share is 9.5% (licence expiry in 2014), arising from a 23.75% Shell interest in the Abu Dhabi Petroleum Company, which in turn holds a 40% interest in the concession granted by the Abu Dhabi government. A Shell company has a 15% interest in Abu Dhabi Gas Industries Limited, which extracts propane and butane, as well as heavier liquid hydrocarbons, for export sales from associated wet natural gas produced by Abu Dhabi Petroleum Company.
Egypt Shell Egypt (Shell interest 100%) participates as operator in five exploration concessions and has interests in four development leases, which are operated by Joint Venture Badr El-Din Petroleum Company (Bapetco). All concessions and leases are granted on the basis of PSCs. In 2007, Shell completed the sale of a 33% equity stake in the Northeast Mediterranean Deep-water (NEMed) concession located offshore Egypt to ONGC Videsh Ltd. As a result of the dilution Shell now has a 51% interest in NEMed. Shell Egypt has a 50% interest in Bapetco, a joint venture company with the Egyptian General Petroleum Corporation (the Egyptian national oil company). Bapetco executes the operations for those producing fields where Shell is the operator.
Iran In early 2007, Shell and Repsol entered into a service contract with respect to development of the South Pars fields for the Persian LNG project. However, the parties will not reach a final decision on whether to proceed with the project until the remaining significant commercial and engineering work is complete.
A Shell company (Shell interest 100%) has a 70% interest in an agreement with the National Iranian Oil Company (NIOC). The development phase is finished and all permanent facilities were handed over to NIOC in 2005. Since then, the Soroosh/Nowrooz fields have been producing with NIOC responsible for all aspects of the operations. The term of the agreement expires when all petroleum costs and the remuneration fee have been recovered, which is expected to occur by 2012.
Kazakhstan A Shell company (Shell interest 100%) currently holds an 18.52% interest in the North Caspian PSC (Kashagan) in respect of some 6,000 square kilometres in the Kazakhstan sector of the Caspian Sea. In early 2008, the international members of the Kashagan consortium agreed to sell their participating interests proportionally, allowing the Kazakhstan’s national oil company’s, KazMunaiGas (KMG), stake to increase to match that of the four major shareholders (if the sale is concluded, Shell interest would decrease to 16.81%). Oil and gas discoveries at Kalamkas, Aktote, Kairan and Kashagan SW are being further appraised. Shell holds a 50% interest in the Arman joint venture, a small onshore producing company.
Shell has a 55% interest in the Pearls PSA which was signed in 2005 with KazMunaiTeniz, an offshoot of KMG (25%), and Oman Pearls, a subsidiary of Oman Oil (20%). The Pearls block is operated by the Caspi Meruerty Operating Company, which Shell has a 40% interest in, along with KMT (40%) and Oman Oil (20%). In 2007, the exploration well Khazar-1 discovered oil and gas reservoirs in the Pearls area, which is

Royal Dutch Shell plc     31

OPERATING AND FINANCIAL REVIEW EXPLORATION & PRODUCTION

another confirmation of the high potential of the Kazakhstan sector of the Caspian Sea. Shell has a 5.5% interest in the Caspian Pipeline Consortium.
Oman A Shell company has a 34% interest in Petroleum Development Oman (PDO), which is the operator of an oil concession expiring in 2044. The government of Oman holds a 60% interest in the concession and Private Oil Holdings Oman Ltd. (POHOL) holds the remaining 40%. A Shell company has an 85% shareholding in POHOL.
PDO has a number of pilots and commercial-scale projects under way using all three main enhanced oil recovery (EOR) technologies — thermal, chemical and miscible gas. Harweel aims to increase recovery up to four-fold and was the first miscible gas flood EOR project in the global Shell portfolio. Qarn Alam, on which final investment decision was taken in 2007, is one of the world’s largest steam injection EOR projects in a fractured carbonate reservoir.
Shell Technology Oman, a regional EOR research and development hub, was established in November 2006. Shell Technology Oman works closely with PDO and the Oil and Gas Research Centre of Sultan Qaboos University and its focus is on thermal and chemical EOR.
A Shell company is a 17% participant in the PSA operated by Occidental, to develop the Mukhaizna oil field.
Pakistan A Shell company (Shell interest 100%) holds a 28% non-operated interest in the Bhit and Badhra development and production leases. These leases were excised from the Kirthar exploration licence, which was relinquished in 2003. Another Shell company (Shell interest 100%) holds 25% of an operated deep-water licence offshore of Pakistan.
Qatar In July 2006, Qatar Petroleum and Shell launched the world-scale Pearl GTL project, which is being developed under a development and PSA with the government of Qatar. Shell provides 100% of project funding. The fully-integrated project includes upstream production of some 1.6 billion cubic feet per day of wellhead gas from Qatar’s North Field, and the transport and processing of the gas to produce around 120,000 boe per day of condensate, liquefied petroleum gas and ethane.
In July 2007, Qatar Petroleum and Shell announced the incorporation of Qatar Liquefied Gas Company Limited (4), a joint venture between Qatar Petroleum (70%) and Shell (30%), which will own the Qatargas 4 project’s onshore and offshore assets. The Qatargas 4 project comprises upstream gas production facilities to produce approximately 1.4 billion cubic feet per day of natural gas, including an average of approximately 70,000 boe per day of LPG and condensate from Qatar’s North Field over the 25-year life of the project.
Russia In April 2007, Shell and its partners completed the divestment to OAO Gazprom of 50% of their interest plus one share in Sakhalin Energy Investment Company Ltd (SEIC) in Russia (See Summary of results, page 17). Gazprom acquired a 50% interest plus one share while Shell retains a 27.5% interest minus one share, with Mitsui and Mitsubishi holding 12.5% and 10% interest, respectively.
Salym Petroleum Development (Shell interest 50%) continued to increase production from its Salym fields in Western Siberia, having crossed a threshold of 100,000 b/d in October, 2007.
Saudi Arabia Shell is a party to the joint venture conducting an exploration programme in the Rub Al-Khali area in the south of the Kingdom. Shell had a 40% interest in the project with Saudi Aramco holding a 30% interest. Total, who previously held the remaining 30% interest has, in early 2008, withdrawn from the joint venture. The remaining joint venture partners are in the process of agreeing to a new shareholding structure.
Syria A registered branch of Syria Shell Petroleum Development B.V. (Shell interest 100%) holds undivided participating interests ranging from 62.5% to 66.67% in three PSCs that expire between 2008 and 2014 (Deir Ez Zor, Fourth Annex and Ash Sham). In addition, Shell is party to a gas utilisation agreement for the collection, processing and sharing of natural gas from designated fields for use in Syrian power generation and other industrial plants. Operations under these contracts are performed by Al Furat Petroleum Company (AFPC), a Syrian joint stock company in which Syria Shell Petroleum Development B.V. holds a 31.25% interest. A Shell company also entered into two PSCs, effective from February 2007, for Block 13 and 15 in the South of Syria. Work on the first four-year exploration period started in 2007.
USA
Shell Exploration & Production Company (SEPCo), (Shell interest 100%) produces crude oil, natural gas and NGL principally in the Gulf of Mexico, California (AERA), South Texas and Wyoming (Pinedale). The majority of SEPCo’s oil and gas production interests are acquired under leases granted by the owner of the minerals underlying relevant acreage (including many leases for federal onshore and offshore tracts). Such leases are currently running on an initial fixed term that is automatically extended by the establishment of production for so long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).
In 2007, SEPCo acquired exploration interests in acreage located in offshore Alaska, Utah, New Mexico and Louisiana, where current and future exploration activities are being pursued. Also in 2007, SEPCo acquired additional exploration interests in the Gulf of Mexico through its successful participation in lease sales 204 & 205, and made two notable discoveries, Vicksburg and West Tonga, in the Gulf of Mexico.
SEPCo planned exploratory drilling in Alaska’s Beaufort Sea in 2007 and achieved agreement to protect subsistence whaling, important to the native culture. However, a court challenge to permitting agency authority prevented drilling.
In 2007, Shell successfully acquired seismic in the Beaufort and Chukchi Seas and is proceeding with exploration plans for 2008, subject to a favourable ruling from the court. In early 2008, Shell was announced as the apparent high bidder on 275 of the 302 blocks on which it bid in the Chukchi Sea Lease Sale 193. The formal awarding of the blocks is pending completion of the US Minerals Management Service standard bid review process.
In the Gulf of Mexico, SEPCo progressed development of the Perdido Regional host project, where it holds a 35% interest. Moored in approximately 8,000 feet of water, this will be the deepest spar production facility in the world. Perdido well pre-drilling began in mid 2007 with first production expected around the end of the decade. SEPCo also began production from the Deimos subsea development through the Mars platform in mid-2007.

32     Royal Dutch Shell plc

Affiliates of SEPCo hold a 51.8% interest in a US-based exploration and production limited liability company, Aera Energy LLC, holding exploration and production assets in California.
SEPCo holds three leases awarded in 2006 by the US Bureau of Land Management to allow it to conduct oil shale research, development and demonstration activities in the Piceance Basin in north-west Colorado.
In 2007, SEPCo divested exploratory acreage and minor producing properties in the Fort Worth Basin and Wilcox Trend, both in Texas, and the Arkoma Basin in Arkansas, as well as its interests in several mature Gulf of Mexico platforms.
OTHER WESTERN HEMISPHERE
Argentina Shell Compania Argentina de Petroleo (CAPSA, Shell interest 100%) holds a 22.5% interest in the Acambuco concession.
Brazil Shell Brasil Ltda (Shell interest 100%) produces oil and gas in the Bijupirá and Salema fields located in the Campos Basin, offshore Rio de Janeiro, where the company is the operator with an 80% interest. Shell Brasil’s portfolio also includes interests in 10 offshore exploration blocks (3 operated by Shell) in Brazilian core basins of Campos, Santos and Espirito Santo. Shell interest in these blocks ranges from 20% to 100%.
In 2007, Shell continued to work on the development of the BC-10 fields, Ostra, Argonauta and Abalone, located in the offshore Campos Basin. The first phase development project, which is operated by Shell (50% interest), includes 9 production wells and one gas injection well tied back to an FPSO moored in around 5,800 feet. First oil from BC-10 Phase 1 is expected around the turn of the decade.
Shell is also the operator of two heavy oil fields in block BS-4, in the Santos Basin, where potential development concepts are being assessed.
Through Pecten Brazil Exploration Co. (Shell interest 100%), Shell retains an economic interest via a service contract in the producing Merluza gas field, operated by Petrobras, in the offshore Santos Basin.
Canada Shell Canada Limited (Shell interest 100%) is a producer of natural gas, NGL, bitumen, synthetic crude and sulphur.
The majority of Shell Canada’s gas production comes from the Foothills region of Alberta. Shell Canada also owns and operates four natural gas processing and sulphur extraction plants in southern and south-central Alberta, and is among the world’s largest producers and marketers of sulphur. In addition, it holds a 31.3% interest in the Sable Offshore Energy Project, a natural gas complex offshore eastern Canada.
In 2007, Shell Canada’s unconventional gas development efforts progressed in west-central Alberta and east-central British Columbia through continued land acquisition, its drilling programme, and investment in infrastructure facilitating new production. Shell has exploration rights on an approximately 800,000 acre tenure in northwest British Columbia where it looks to continue a coal bed methane test well program. Shell also has a non-operating 20% interest in an early stage deep-water exploration asset, off the east coast of Newfoundland and is a co-venturer in the Mackenzie Gas Pipeline proposal in northern Canada.
Shell is also the largest landholder offshore West Coast, which remains under a government moratorium. Exploration rights in Canada are generally granted for varying terms depending upon the provincial jurisdiction and applicable regulations. Subject to certain conditions, exploration rights can be converted to production leases, which may be extended as long as there is commercial production pursuant to the lease.
Shell Canada produces heavy oil through cold (primary) production and thermal (enhanced) recovery in the Peace River area of Alberta. In 2007, Shell Canada started up a steam assisted gravity drainage project (Phase 1) near Cold Lake, Alberta. Shell Canada also holds a 20% non-operated interest in the Ells River in-situ bitumen project about 20 kilometres west of Ft. McKay.
Shell Canada holds 19 land parcels in Northern Alberta (approximately 290,000 acres) where it is evaluating heavy oil resources for potential development.
Late in 2007, the Alberta government announced a new royalty framework. Details of the provisions are to be clarified by the government in 2008, with implementation scheduled for January 1, 2009.
Colombia Shell Exploration and Production Company and the Colombian national oil company, Ecopetrol, signed an exploration farm-in agreement in 2007 under which Shell becomes a co-venturer (Shell interest 50%) in the Ecopetrol-operated Caño Sur Block in the Llanos Basin of Colombia.
Venezuela Shell Exploration and Production Investments B.V. (Shell interest 100%) holds a 40% interest in a joint venture with the state oil company, Petroleos de Venezuela (PDVSA), to develop and produce the Urdaneta West Field in Lake Maracaibo. The joint venture, which took effect in 2006, is called Petroregional Del Lago, S.A. (PERLA) and replaced the previous operating services agreement.

Royal Dutch Shell plc     33

OPERATING AND FINANCIAL REVIEW
Gas & Power
HIGHLIGHTS
•	Segment earnings up 6%.
•	Liquefied natural gas (LNG) sales volume up 9%.
•	Record LNG volumes, high plant reliability and strong pricing delivered robust LNG operational earnings.
•	Nigeria LNG Train 6 declared ready for start up in December 2007.
•	Five LNG trains under construction at year end in ventures located in Russia, Qatar and Australia.
•	Progress on development of major new LNG projects such as Gorgon in Australia.
•	Divestment of the remaining common units in Enterprise Products Partners LP in the USA.

EARNINGS[A]	$ million
	2007	2006	2005
Revenue (including intersegment sales)	17,038	17,338	15,872
Purchases (including change in inventories)	(12,870)	(12,778)	(13,114)
Depreciation	(315)	(284)	(372)
Operating expenses	(3,466)	(3,083)	(2,251)
Share of profit of equity-accounted investments	1,852	1,509	1,007
Other income/(expense)	739	230	221
Taxation	(197)	(299)	15
Segment earnings from continuing operations	2,781	2,633	1,378
Income/(loss) from discontinued operations	—	—	—
Segment earnings	2,781	2,633	1,378

[A]	As from 2007, the Gas & Power earnings include earnings generated by the wind and solar businesses, which were previously reported as part of Other industry segments. For comparison purposes, the 2006 and 2005 earnings have been reclassified accordingly, resulting in a reduction of $17 million in 2006 and $195 million in 2005.

COUNTRIES IN WHICH GAS & POWER HAS OPERATIONS
Europe	Africa	Middle East,	Asia Pacific	USA
Denmark	Ghana	Russia, CIS[A]	Australia
Germany	Libya	Egypt	Brunei	Canada
Greece	Nigeria	Iran	China
Hungary		Oman	India	Other Western
Italy		Qatar	Japan	Hemisphere
The Netherlands		Russia	Malaysia	Bolivia
Norway		United Arab	Singapore	Brazil
Spain		Emirates	South Korea	Mexico
Turkey
UK
Ukraine

[A]	Commonwealth of Independent States.
34     Royal Dutch Shell plc
OVERVIEW
Gas & Power is part of the upstream business, which also includes Exploration & Production. Gas & Power liquefies and transports natural gas and develops natural gas markets and related infrastructure. With our joint venture partners, we continue to deliver LNG into the Asia-Pacific, European and North American markets, mainly through long-term contracts to utility companies. Through our European and North American marketing organisations, we supplied some of this LNG – in addition to local Shell and third-party gas production – to a broad range of customers, including industrial and commercial customers and distribution companies.
We continued to grow our position as one of the world’s largest LNG producers during 2007. We have interests in operational gas liquefaction ventures in five different countries. LNG sales are expected to grow in the coming years following the completion of five new LNG trains currently under construction. We expanded our gas marketing and trading business through entering new countries in Europe and an acquisition in North America. We are growing the world’s largest gas to liquids (GTL) business by constructing a major new plant in Qatar to add to our operating venture in Bintulu, Malaysia. Our coal conversion business expanded with the issuing of four new coal gasification licences and the start up of five coal gasification plants in China using our licensed technology. Our wind energy business also continues to develop.
Gas & Power has operations in 33 countries around the world and employed on average 3,000 people during 2007. In 2007, revenue was $17.0 billion with segment earnings of $2.8 billion. The overall growth in the business is reflected in our earnings, the delivery of record LNG sales volumes and higher capital investment. LNG currently generates the majority of Gas & Power earnings and this is expected to continue. Therefore, LNG sales volumes is deemed to be the most important performance indicator for Gas & Power.
EARNINGS 2007 COMPARED TO 2006 AND 2005
Segment earnings in 2007 were $2,781 million, a 6% increase over 2006. The earnings in 2007 included net gains of $275 million, mainly related to the sale of common units in Enterprise Products Partners LP. Excluding these items, earnings decreased by 5% from 2006. The earnings decrease was mainly due to lower earnings from marketing and trading activities as result of less favourable overall trading conditions in both Europe and North America. It was partly offset by higher earnings from record LNG sales volumes, as well as strong LNG and GTL prices reflecting high crude oil and natural gas prices.
Segment earnings in 2006 were $2,633 million, 91% higher than in 2005, mainly due to higher LNG sales volumes, LNG and GTL prices reflecting high crude oil and natural gas prices, LNG supply optimisation, a strong performance from marketing and trading activities in Europe and North America, and higher dividends from our investments. Results in 2005 included net charges of $84 million, mainly related to asset divestments and impairment; excluding these items earnings in 2006 increased by 80% over 2005.
LNG sales volumes in 2007 of 13.18 million tonnes were a record, an increase of 9% from 2006 (12.12 million tonnes). The volume increase was mainly driven by increased gas supply to the Nigeria LNG venture (Shell interest 26%). This was complemented by high liquefaction plant reliability across all the operational liquefaction plants in which Shell has an interest.
LNG sales volumes in 2006 were up 14% from 2005 driven mainly by the start-up of the fourth and fifth train at Nigeria LNG (Shell interest 26%), and Qalhat LNG in Oman (Shell indirect interest 11%).
LNG volumes to India, utilising the Hazira regasification terminal completed in 2005 (Shell interest 74%), increased in 2007. More LNG volumes were delivered into Mexico in 2007, following the commissioning of the Altamira LNG regasification terminal in 2006 (Shell interest 50%, with rights to 75% of the terminal capacity).
OUTLOOK AND STRATEGY

The business environment for natural gas remains robust. We expect natural gas demand growth to remain around 2-3% per annum over the medium term, reflecting moderate economic growth. Demand weakness, if it occurred, would likely be the result of a severe economic downturn. LNG demand is expected to continue to grow at around 8-10% per annum for the next few years with growth in all major markets.
We anticipate LNG prices in Asia Pacific to remain strong in the foreseeable future due to strong demand from traditional markets such as Japan and Korea and growing demand from the emerging markets in China and India. Concerns over the cost, security and environmental impact of conventional energy supply will continue to increase interest in alternative sources of energy, including clean coal and wind.
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
CAPITAL INVESTMENT AND PORTFOLIO ACTIONS

Capital investment in 2007 of $3.5 billion was 50% higher than the $2.4 billion of capital investment in 2006. The capital investment increase from 2006 is mainly due to higher spending on the Qatar Pearl GTL project following the final investment decision in July 2006. Investment also continued on LNG plants including Nigeria LNG Train 6, North West Shelf Train 5, Sakhalin II Trains 1 and 2 and Qatargas 4, as well as the 164 MW Mount Storm Phase I wind energy project in the USA.
In Australia, Woodside Petroleum Ltd (Shell interest 34%) formally launched the development of the Pluto I LNG project in North West Australia. State and Federal environmental approvals were granted for the Pluto I LNG project in October 2007.
In April 2007, Shell and its partners completed the divestment to OAO Gazprom of 50% of their interest plus one share in Sakhalin Energy Investment Company Ltd (SEIC) in Russia (see Summary of results, page 17).
In the USA, as part of a long-term structured exit strategy, we concluded the sale of Shell’s participation in Enterprise Products Partners LP.
Also in the USA, the final investment decision was taken in the fourth quarter on the 100 MW expansion of the Mount Storm wind project in the USA (Shell interest 50%).
In Europe, Shell and ExxonMobil agreed to sell their joint interest in the German gas transportation business of BEB to N.V. Nederlandse Gasunie. Completion of the sale is expected in 2008.
In November 2007, Shell entered into an agreement for the sale of an LNG vessel. The sale was completed in early 2008.
During the year, Shell completed the divestment of its rural solar businesses in India and Sri Lanka.
Capital investment in 2006 of $2.4 billion, including the minority interest share of capital investment in the Sakhalin II project of $400 million, was 42% higher than the $1.7 billion of capital investment in 2005. There was no major divestment activity in 2006. In 2005, Shell sold its interest in InterGen, a power generation joint venture operating in several countries.
NEW BUSINESS DEVELOPMENT

In Australia, the North West Shelf venture (Shell direct and indirect interest 22%) completed the renewal of long-term LNG purchase commitments with eight Japanese customers, totalling 4.3 million tonnes per annum (100%) over 6 to 8 years as from 2009.
Shell and Petrochina concluded a binding heads of agreement for the supply of 1 million tonnes per annum of LNG for 20 years from the Gorgon project in North West Australia (Shell interest 25%), conditional on a final investment decision being taken by the Gorgon joint venture partners. The Gorgon project received federal environmental approval during the year.
In Qatar, Shell and Qatar Petroleum announced the formation of Qatar Liquefied Gas Company Limited (4), a joint venture between Qatar Petroleum (70%) and Shell (30%), which signed a sale and purchase agreement with Shell as the buyer of the LNG volumes (up to 7.8 mtpa) produced by the joint venture. An agreement was also signed with Qatargas Transport Company Limited (Nakilat), in which Shell was appointed as the shipping and maritime services provider for Nakilat’s fleet of at least 25 newly built liquefied natural gas carriers.
Shell and Gazprom signed an agreement under which Gazprom will supply 250 million cubic metres of natural gas per annum from 2007 until 2021 to Shell in Turkey. The agreement follows a gas contract release tender organised by Botas, the Turkish natural gas and pipeline company, that formed part of the gas market liberalisation process in Turkey.
In Russia, final contracts were signed with further customers for LNG supply from the Sakhalin II project (Shell interest 27.5%). Total firm sales over the plateau period amount to 9.4 million tonnes per annum, representing 98% of the nameplate capacity of the plant.
In the USA, Shell entered into an agreement with the owner of the Elba Island LNG regasification terminal for 45% of the capacity rights to a terminal expansion and required pipeline offtake linking the terminal with the existing main gas pipeline.

Royal Dutch Shell plc     35

OPERATING AND FINANCIAL REVIEW GAS & POWER
The engineering design of the rejuvenation of the Marsa Al Brega LNG plant is complete and construction work is expected to start in 2008 under the management of a subsidiary of the National Oil Corporation of the Great Socialist People’s Libyan Arab Jamahiriya.
The Dongting coal gasification plant at Yueyang, China, owned by a joint venture (Shell interest 50%) with China Petroleum and Chemical Corporation (Sinopec), began commercial operations in May, 2007. The plant provides synthesis gas to Sinopec downstream business units. A further four coal gasification projects in China using Shell coal gasification licensed technology also started operations during the year.
In the UK, Shell signed a licence agreement with Powerfuel plc, which entitles Powerfuel to use Shell coal gasification technology in its proposed 900 MW integrated gasification combined cycle coal fired power station in South Yorkshire. In the USA, Shell entered into a licence agreement with Baard Energy LLC, giving it the right to use Shell’s proprietary coal gasification technology in Baard’s proposed coal-to-liquid fuel (CTL) project in Ohio.
In Vietnam, a licence agreement was signed with Vietnam National Chemical Corporation for the use of the Shell coal gasification technology at the Ninh Binh fertilizer plant, south of Hanoi.
RESEARCH AND DEVELOPMENT

The focus of Gas & Power research and development (R&D) is on technical, environmental and cost leadership in existing businesses and the creation of viable new business opportunities. A key focus is on maintaining our competitive position in LNG technology, particularly in the area of LNG processing, safety, environmental impact, transport and storage. Shell is further developing its position in GTL conversion through R&D programmes aimed at improving catalysts and process technology to reduce capital costs and improve process efficiency and environmental performance. GTL product development is also an important area. In support of its clean coal energy business, Gas & Power continued to develop its coal and biomass gasification technologies and explore additional synthesis gas (syngas) conversion technologies with an emphasis on reducing capital costs, increasing scale, feedstock use and environmental performance.
BUSINESS AND PROPERTY

Our Gas & Power business liquefies, transports and delivers natural gas to our customers, and develops natural gas markets and related infrastructure. It also converts natural gas to liquids to provide clean fuels. New opportunities are also emerging for application of our proprietary coal gasification process. Most of these activities, in particular those involving LNG, are carried out by equity-accounted investments.
Shell Trading markets and trades natural gas and electricity in support of Gas & Power’s business. Shell Global Solutions provides business and operational consultancy, technical services, research and development and catalysts to the LNG, GTL and coal gasification businesses of Gas & Power as well as, in some cases, to third parties.
SHELL INTEREST, DIRECT AND INDIRECT, IN LNG LIQUEFACTION PLANT
CAPACITY (At December 31, 2007)

	Shell interest,		100% capacity million
	direct and indirect (%)		tonnes per annum[A]
Australia North West Shelf	Karratha	22	11.9
Brunei LNG	Lumut	25	7.2
Malaysia LNG (Dua and Tiga)	Bintulu	15	14.6	[B]
Nigeria LNG	Bonny	26	21.6
Oman LNG	Sur	30	7.1
Qalhat (Oman) LNG	Sur	11	3.7

[A]	As reported by the operator.
[B]	Our interests in the Dua and Tiga plants are due to expire in 2015 and 2023 respectively.
CAPACITY UNDER CONSTRUCTION (At December 31, 2007)

	Shell interest,			100% capacity million
	direct and indirect (%)			tonnes per annum[A]
Australia NWS Train 5	Karratha	22		4.4
Sakhalin II Train 1&2	Sakhalin Island	27.5		9.6
Qatargas IV	Ras Laffan	30		7.8
Australia Pluto I	Karratha	31	[B]	4.3

[A]	As reported by the operator.
[B]	Based on 90% Woodside shareholding in the Pluto I plant.
SHELL SHARE OF LNG SALES VOLUME (million tonnes)

	2007	2006	2005	2004	2003
Australia	2.6	2.6	2.6	2.0	1.8
Brunei	1.9	1.9	1.7	1.8	1.8
Malaysia	2.3	2.1	2.0	1.9	1.5
Nigeria	4.2	3.3	2.3	2.4	2.1
Oman	2.2	2.2	2.1	2.1	2.1

Total	13.2	12.1	10.7	10.2	9.3

36     Royal Dutch Shell plc

LNG REGASIFICATION TERMINAL CAPACITY (At December 31, 2007)				100% capacity (million tonnes per annum)
		Shell capacity rights		Capacity right
Project name	Location	(million tonnes per annum)		period		Status	Start-up date

Huelva	Huelva, Spain	0.2	[A]	2001-2008		In operation	1988
Cartagena	Cartagena, Spain	0.0	[A]	2002-2034		In operation	1989
Barcelona	Barcelona, Spain	0.9	[A]	2005-2020		In operation	1969
Hazira	Gujarat, India	1.5		from 2005		In operation	2005
Altamira	Altamira, Mexico	3.3		from 2006		In operation	2006
Cove Point	Lusby, MD, USA	1.8		2003-2023		In operation	2003
Elba Island	Elba Island, GA, USA	2.8		2006-2036	[B]	In operation	2006
Elba Expansion	Elba Island, GA, USA	4.5		2010-2035		In construction	2010
Costa Azul	Baja California, Mexico	3.8		2008-2028		In construction	2008

[A]	Capacity rights as at end 2007, which will change over capacity right period.
[B]	Capacity leased to third party until 2010.

LNG GAS CARRIERS (At December 31)[A]
	number of ships									thousand cubic metres
Contract	2007		2006		2005	2004	2003	2007	2006	2005	2004	2003

Owned/demise-hire (LNG)	6	[A]	6		6	6	5	797	797	797	797	662
Time-Charter (LNG)[C]	5	[B]	4	[B]	1	1	—	849	573	145	145	—

Total	11		10		7	7	5	1,646	1,370	942	942	662

[A]	One of these ships with a capacity of 139,000 cubic metres was held for sale at the end of 2007.
[B]	Three of these were on flexible charter based on market demand.
[C]	Excludes LNG ships owned or chartered by LNG joint ventures.

GTL PLANTS (At December 31, 2007)

	Location	Shell interest %	100% capacity (bbl/day)	Status

Malaysia	Bintulu	72%	14,700	In operation
Pearl Train 1	Qatar	100%	70,000	In construction
Pearl Train 2	Qatar	100%	70,000	In construction

COAL GASIFICATION ASSETS (At December 31, 2007)

			100% capacity
	Location	Shell interest %	(tonnes/day)

China	Yueyang	50	2,000

WIND POWER GENERATION CAPACITY (At December 31, 2007)

Project name	Location	Capacity (MW)	Shell interest (%)	Status
Cabazon Pass	California, USA	41	50%	In operation
Whitewater Hill	California, USA	62	50%	In operation
Rock River	Wyoming, USA	50	50%	In operation
Top of Iowa	Iowa, USA	80	50%	In operation
White Deer	Texas, USA	80	50%	In operation
Colorado Green	Colorado, USA	162	50%	In operation
Brazos	Texas, USA	160	50%	In operation
Harburg	Harburg, Germany	4	100%	In operation
La Muela	La Muela, Spain	99	40%	In operation
NoordzeeWind	Egmond aan Zee, Netherlands	108	50%	In operation
Mount Storm Phase I	West Virginia, USA	164	50%	In construction
Mount Storm Phase II	West Virginia, USA	100	50%	In construction

Royal Dutch Shell plc     37

OPERATING AND FINANCIAL REVIEW GAS & POWER

EUROPE
Shell Energy Europe B.V., a wholly-owned Shell company located in the Netherlands, continued to develop gas and power activities throughout Europe, and provided advice and assistance to wholly-owned Shell affiliates active in the natural gas sector in Denmark, Germany, Hungary, Italy, Spain, the Netherlands, the UK, Ukraine, Turkey and other countries within Europe.
Other specific activities are summarised as follows:
Germany BEB Erdgas und Erdöl GmbH, a joint venture in which Shell holds 50% interest, is a major producer of gas in Germany and also one of the country’s gas transmission companies. Through BEB, Shell has indirect minority shareholdings in gas transmission, storage and distribution companies in Germany. In November 2007, Shell and ExxonMobil agreed to sell their joint interest in the gas transportation business of BEB to N.V. Nederlandse Gasunie. The sale is expected to be completed in 2008.
Shell holds a 50% interest in Avancis GmbH, a joint venture with Saint Gobain, for the manufacture of CIS thin-film technology solar panels. A small-scale production facility is under construction and is expected to be completed around the end of 2008.
Greece A Shell company holds a 24% interest in Attiki Gas Supply Company S.A., a local gas distribution company supplying residential, commercial and small industrial customers. Attiki Gas Supply Company S.A. holds a distribution licence to develop the distribution system infrastructure and to distribute gas to residential, commercial and small industrial customers in the Athens area.
Hungary In July 2007, Shell announced the expansion of its activities into natural gas marketing. Following the successful conclusion of a recent license application process, Shell has concluded its first gas sale and purchase agreements with suppliers and industrial customers.
Italy Work continues on developing the LNG regasification terminal in Italy based on the joint venture agreement (Shell interest 50%) entered into with ERG Power and Gas S.p.A. in June 2005. The terminal is planned to have an initial capacity of around 5.8 million tonnes per annum of LNG.
The Netherlands A Shell company holds a 25% interest in GasTerra B.V., a marketer of Dutch natural gas. GasTerra was previously operating under the name of Gasunie Trade & Supply.
Offshore Windpark Egmond aan Zee in the Netherlands has 36 turbines with an overall capacity of 108 MW. It is a 50:50 joint venture between Shell and Nuon.
Spain Shell has contractual interests in three regasification terminals, a 40% interest in a 99 MW operational wind park, La Muela, and a long-term contractual arrangement to supply gas and sell power from a 754 MW power generation plant.
UK Shell licensed its coal gasification technology to Powerfuel Plc in April 2007 for the proposed 900 MW integrated gasification combined cycle power station in Hatfield, South Yorkshire.
AFRICA
Algeria Shell declined to bid for the integrated Tinrhert GTL project in 2007. Co-operation continues between Shell and Sonatrach under a memorandum of understanding signed in February 2006, covering multiple business initiatives, both in Algeria and internationally.
Libya In May 2005, Shell and National Oil Corporation of the Great Socialist People’s Libyan Arab Jamahiriya (NOC) signed an LNG development agreement for the rejuvenation and upgrade of the existing LNG plant at Marsa Al Brega on the Libyan coast, together with exploration and development of five areas located in Libya’s major oil and gas producing Sirte Basin. Seismic data acquisition and analysis is now complete and exploration drilling is planned to start in 2008. The engineering design of the rejuvenation of the Marsa Al Brega LNG plant is also complete and construction is expected to start in 2008 under the management of an NOC subsidiary. Options to expand Marsa Al Brega and possibly build a new LNG plant are features of the agreement.
Nigeria Shell has a 26% interest in Nigeria LNG Ltd (NLNG), which had an LNG capacity at year-end 2007 of 21.6 million tonnes per annum (100%), including the recently completed train 6, which increased capacity by 4 million tonnes per annum (100%). Train 6 is expected to ramp up to full production over time as increased gas supply to the plant is made available. NLNG is also progressing development for a possible seventh LNG train. NLNG currently has operational control of 23 LNG vessels.
In March 2007, Shell signed a shareholders agreement with the Nigerian National Petroleum Corporation (NNPC) and other partners for the joint development of the Olokola LNG project in Nigeria (Shell interest 19.5%, previously 18.5%). This project, which may ultimately include up to four LNG trains, is currently in the front-end engineering and design phase.
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
Also in Nigeria, Shell and its partners are nearing completion of construction of the Afam VI power plant in the Niger Delta (Shell interest 30%).
MIDDLE EAST, RUSSIA AND CIS
Egypt At the end of 2006, Shell held a controlling interest (47%) in Fayum Gas Company and an 18% interest in Natgas, local gas distribution companies in Egypt. In February 2007, Shell divested its interest (47%) in Fayum Gas Company.
Iran A project framework agreement for the Persian LNG project (Shell interest 25%) was signed in 2004 with Repsol and the National Iranian Oil Co. to take forward the Persian LNG project to the next stage of design. Under this agreement, it is envisaged that Shell would acquire 50% interest in an agreement to develop phases of the South Pars fields in the Northern Gulf, as contractor, and a 25% interest in the midstream liquefaction company. Front-end engineering design work for the offshore facilities and for the liquefaction plant continued during 2007. The parties will not reach a final decision on whether to proceed with the

38     Royal Dutch Shell plc

project until the remaining significant commercial and engineering work is complete.
Oman Shell has a 30% interest in Oman LNG L.L.C. (Oman LNG). This company has an annual capacity of 7.1 million tonnes per annum. Most of the LNG is sold to Korea and Japan under long-term contracts, with remaining volumes sold to customers on short-term sales agreements. The Qalhat LNG S.A.O.C. project (in which Oman LNG has a 37% equity interest, giving Shell an 11% indirect interest) was commissioned in 2005.
Qatar In 2006, following approval from Qatar Petroleum, Shell made the final investment decision and began construction on the integrated Pearl GTL project, which is being developed under a development and production sharing agreement with the government of the State of Qatar. Shell provides 100% of project funding. The fully integrated project includes upstream production of some 1.6 billion cubic feet per day of wellhead gas from Qatar’s North Field, transport and processing of the gas to produce around 120,000 barrels of oil equivalent per day of natural gas liquids and ethane, and the construction of a new onshore GTL complex to convert the remaining gas into 140,000 barrels per day of clean liquid hydrocarbon products.
Construction of the Qatargas 4 LNG project continues (Shell interest 30%). The project comprises the integrated development of upstream gas production facilities to produce 1.4 billion cubic feet per day of natural gas, including an average of approximately 70,000 barrels per day of associated natural gas liquids from Qatar’s North Field, a single LNG train yielding around 7.8 million tonnes per annum of LNG and shipping of the LNG to the intended markets. The final investment decision was taken in December 2005. At the same time the engineering, procurement and construction (EPC) contract for the onshore facilities was awarded.
Russia On April 18, 2007, Gazprom, Shell, Mitsui and Mitsubishi completed the sale and purchase agreement to transfer shares in Sakhalin Energy Investment Company Ltd. (SEIC). Gazprom acquired a 50% interest plus one share, while Shell retains a 27.5% interest, with Mitsui and Mitsubishi holding a 12.5% and 10% interest respectively (see Summary of results, page 17). This project includes a two train LNG plant with a total capacity of 9.6 million tonnes per annum.
ASIA PACIFIC
Australia Shell has a combined 22% direct and indirect (via Woodside) interest in the LNG export phase and a 25% interest in the domestic gas phase of a joint venture which develops and produces the gas fields of the North West Shelf (NWS). Current capacity (100%) of the LNG plant at year-end 2007 was 11.9 million tonnes per annum. The LNG is sold mainly to customers in Japan. Shell directly and indirectly has a 22% interest in seven LNG vessels used to deliver LNG from the NWS.
The construction of a fifth NWS LNG train began in 2005. First cargoes of LNG from Train 5 are anticipated by the end of 2008. This will raise total capacity of the plant to 16.3 million tonnes per annum (100%). Shell has a 5% interest in two LNG vessels under construction in China that will be used to deliver LNG from the NWS under a long-term contract.
Through its shareholding in Woodside, Shell has an indirect 31% interest in the Pluto LNG project located in the Carnarvon Basin in Western Australia. Woodside formally launched the Pluto project in
November 2007; when on-stream, production throughput is forecasted to be 4.3 million tonnes per annum (100%).
Shell has a 25% interest in the Gorgon joint venture that is considering development of an LNG plant on Barrow Island off Western Australia, to be supplied with natural gas from the offshore Gorgon and Jansz fields.
Shell is also involved in several other exploration licences in the Browse and Carnarvon Basin and in the Timor Sea, which include opportunities for LNG export. In July 2007, the Prelude gas discovery in Shell’s wholly-owned WA-371P permit in the Browse Basin was announced.
Brunei Shell has a 25% interest in Brunei LNG Sendirian Berhad. This company liquefies and sells gas to customers in Japan and Korea. Current LNG capacity is 7.2 million tonnes per annum (100%). The LNG continues to be delivered by a fleet of seven LNG vessels owned by Brunei Shell Tankers Sendirian Berhad (Shell interest 25%), and an additional LNG vessel owned by Brunei Gas Carriers Sendirian Berhad (Shell interest 10%).
China The 50:50 joint venture with China Petroleum and Chemical Corporation (Sinopec) at Yueyang, which represents Shell’s first investment in a coal gasification plant, began commercial operations in May 2007. The plant supplies synthesis gas to Sinopec downstream business units.
An additional coal gasification licence was sold in October 2007, bringing the total number of Shell licences sold in China to 16. There are now five projects in China, which have started up in 2007 (including the Shell Yueyang joint venture plant) using Shell coal gasification technology.
We participate in Hangzhou Natural Gas Company Limited (Shell interest 39%), a joint venture with the Hangzhou Gas Group and Hong Kong China Gas, which supplies natural gas to industrial and commercial customers in Hangzhou, China.
India Shell holds a 74% interest in three legal entities that own assets at Hazira, located in the state of Gujarat, covering the LNG regasification and storage terminal, port facilities, and marketing activities. The terminal facilities, commissioned in 2005, are being used to import LNG and sell regasified LNG to customers in Gujarat and northwest India.
In November 2007, Shell completed the sale of its rural solar business in India to Environ Energy Global.
Malaysia Shell holds a 15% interest in each of the Malaysia LNG Dua Sendirian Berhad and Malaysia LNG Tiga Sendirian Berhad projects. Current total LNG capacity is 14.6 million tonnes per annum (100%), and the Dua plant is currently undergoing a minor expansion. Our interests in the Dua and Tiga plants are due to expire in 2015 and 2023, respectively.
Located adjacent to the LNG facilities is a GTL plant, operated by Shell MDS (Malaysia) Sendirian Berhad (Shell interest 72%). This 14,700 barrels per day capacity plant converts some three million cubic metres per day of natural gas into high-quality middle distillates and other speciality products using Shell-developed technology. It supplies a wide range of liquid and wax products to markets around the world.

Royal Dutch Shell plc     39

OPERATING AND FINANCIAL REVIEW GAS & POWER

USA AND CANADA
During 2007, the Gas & Power business portfolio in North America included a holding of capacity rights in US LNG import terminals; natural gas and power marketing, trading and storage; long-term gas transportation contracts; long-term power tolling contracts and energy management services and interests in wind energy projects.
The scope of the business continues to increase, encompassing existing LNG import capacity rights at the Cove Point and Elba Island regasification terminals as well as the continued evaluation of various options to expand LNG import capabilities. During the year Shell entered into an agreement with the owner of Elba Island regasification terminal for 45% of the capacity rights to a terminal expansion and pipeline offtake linking the terminal with an existing main gas pipeline.
Shell Energy North America (USA), L.P. (formerly Coral Energy Holding L.P.) and certain of its subsidiaries (all 100% Shell subsidiaries) acquired substantially all the operating assets of Avista Energy Inc, an energy marketing and trading subsidiary of Avista Corporation. The acquisition enhances Shell’s gas and power marketing presence in the Pacific Northwest and Western Canada.
During 2007, Shell completed the sale of its investments in Enterprise Products Partners LP.
In September 2007, Shell licensed its coal gasification technology to Baard Energy LLC for the coal gasification portion of Baard’s proposed coal-to-liquid fuel (CTL) project located in Columbiana County, Ohio. This was the first Shell coal gasification licence sold in North America.
The wind energy business in the USA continues to grow. In early 2007, construction on the 164 MW Mount Storm wind project in West Virginia (Shell interest 50%) was initiated with completion expected in 2008. In addition, an investment decision was made late 2007 to begin the construction of a 100 MW expansion of Mount Storm.
OTHER WESTERN HEMISPHERE
Bolivia Shell has a 25% interest in Transredes Transporte De Hidrocarburos S.A. (Transredes), an oil and gas pipeline company that owns over 3,500 miles of pipeline network. Shell also buys and exports natural gas to Brazil through a pipeline owned by Gas Transboliviano S.A. (combined Shell interests 30%), and interconnected to Transredes.
On May 1, 2006, the Bolivian Government issued a nationalisation decree for hydrocarbon natural resources and related processing and transportation elements. Shell continues discussions with the Government on this decree and its impact on Shell investments in the country.
Brazil Companhia de Gas de São Paulo (Comgás) is a Brazilian natural gas distribution company in the state of São Paulo. Shell holds an 18% interest through a joint venture.
Transportadora Brasileira Bolivia Brasil S.A. (Br), (combined Shell interests 7%), connected to Gas Transboliviano S.A. (Bol), constitutes the Brazilian side of the Bolivia-Brazil pipeline with around 1,400 miles of pipeline network covering five Brazilian states.
In the western part of Brazil, Shell has a 50% interest across four companies related to an integrated pipeline and 480 MW power station project in Cuiabá. The pipeline also crosses through eastern Bolivia.
Mexico Shell has a 50% interest in an LNG regasification terminal at Altamira, Tamaulipas, on Mexico’s Gulf coast. The facility started commercial operations in September 2006, and has a capacity of 4.4 million tonnes per annum. A separate marketing company (Shell interest 75%) holds the capacity rights in the terminal and will supply up to the equivalent of 3.9 million tonnes per annum natural gas for 15 years to the state power company, CFE. Shell also holds capacity rights (3.75 million tonnes per annum) to the Costa Azul LNG import terminal under construction in Baja California on Mexico’s west coast.
LNG SUPPLY AND SHIPPING

Three operations, Shell Western LNG (SWLNG), Shell Eastern LNG (SELNG) and Shell North American LNG (SNALNG) (all 100% Shell subsidiaries), aim to secure LNG supplies for downstream natural gas markets. SWLNG sources LNG in the West and supplies our outlets in the Atlantic Basin (currently Spain, Mexico and through SNALNG the USA); SNALNG is the exclusive buyer for the US terminals. SELNG sources LNG in the East, and supplies our terminal in India and other potential outlets in the Pacific region, including China and the west coast of Mexico. These operations primarily use ships (currently a fleet of 12) which have been acquired, leased or chartered by Shell Tankers Singapore Limited, Shell Tankers (UK) Ltd, Shell Bermuda (Overseas) Ltd., and SWLNG.
Opportunities to optimise the composition of the LNG shipping fleet and ensure continued access to efficient and, quality shipping tonnage are reviewed on a periodic basis. By year-end, one vessel was being held for sale as a result of the latest fleet review. The sale was completed in early 2008.

40     Royal Dutch Shell plc

Oil Sands
HIGHLIGHTS

•	Segment earnings of $582 million.

•	Filed regulatory permits to increase production to 462,000 (Shell share) barrels per day.

•	Filed regulatory permits to increase upgrading capacity to 574,000 (Shell share) barrels per day.

•	Completed integration of Shell Canada’s oil sands activities into Shell’s downstream business.

EARNINGS[A]	$ million
	2007	2006	2005
Revenue (including intersegment sales)	2,854	2,499	2,464
Purchases (including change in inventories)	(1,010)	(830)	(623)
Depreciation	(166)	(172)	(179)
Operating expenses	(967)	(722)	(664)
Share of profit of equity-accounted investments	–	–	–
Other income/(expense)	(5)	(1)	10
Taxation	(124)	(123)	(347)

Segment earnings from continuing operations	582	651	661
Income/(loss) from discontinued operations	–	–	–

Segment earnings	582	651	661

[A]	As from 2007, the Oil Sands earnings are disclosed separately. Previously these were reported as part of Exploration & Production earnings. For comparison purposes, 2006 and 2005 earnings were reclassified accordingly.

OVERVIEW

The Oil Sands business in Canada, with an average of 1,000 employees in 2007, is part of Shell’s downstream organisation and produces synthetic crude oils for use as refinery feedstocks.
The current operation has two process steps: extraction of bitumen from the oil sands at the Muskeg River Mine in north-eastern Alberta, followed by upgrading the bitumen to synthetic crude oil at the Scotford Upgrader near Edmonton, Alberta. A significant portion of the output of the Scotford Upgrader is sold to the nearby Shell Scotford Refinery, as well as to the Shell Sarnia Refinery in Ontario. The balance of the synthetic crude is sold to the general marketplace.
The main performance indicator for the Oil Sands business is production. Careful monitoring of production numbers allows us to track the profitability and reliability of the segment, helping to provide strong returns for Shell.
EARNINGS 2007 COMPARED TO 2006 AND 2005

Segment earnings in 2007 were $582 million compared to $651 million in 2006 and 2005 earnings of $661 million. The decrease in 2007 from 2006 was largely due to an unplanned shutdown in September and a fire in November at the Scotford Upgrader as well as higher operating and maintenance costs and increased royalty expense. Gains from a Canadian tax rate change were $94 million in 2007, down from $120 million in 2006. Segment earnings in 2006 slightly decreased from 2005 due to the first scheduled turnaround at the Muskeg River Mine and Scotford Upgrader offset by increased oil prices and a favourable tax adjustment. Earnings in 2005 included a non-operational gain of $65 million related to a prior period insurance settlement.
Shell’s share of mined oil sands net production for 2007 averaged 81,000 barrels per day compared with 82,000 barrels per day in 2006 and 95,000 barrels per day in 2005. Net production represents total production after the deduction of royalty obligations to the Alberta government. The average realised oil price for 2007 was $61.97 a barrel compared to $53.93 a barrel in 2006 and $47.67 a barrel in 2005.
OUTLOOK AND STRATEGY

The business environment for Oil Sands continued to be intense in 2007, dominated by the rapid growth of multiple major projects and rising capital and operating costs. Despite high oil prices, a stronger Canadian dollar and widening domestic light/heavy differentials – driven by increased heavy oil production – have created substantial market risk for Canadian bitumen producers. The Alberta Provincial Government has announced its intention to introduce legislation, effective 2009, that would change the Alberta royalty system. The proposed royalty system would introduce a graduated scale dependent on oil prices. As with the current system, two scales would be used: a lower version for projects that have not recovered their capital costs, and an increased version once payout has occurred. As currently proposed, the rates would slide from 1% to 9% of gross revenue and 25% to 40% on net profits interest respectively, reaching the maximum for both versions when oil is priced at Canadian $120 per barrel or higher.
Royal Dutch Shell plc     41

OPERATING AND FINANCIAL REVIEW OIL SANDS

The extent of greenhouse gas legislation in Canada as a whole remains uncertain. However, the current Alberta Provincial Government has introduced, and the federal government intends to introduce, legislation that requires reductions in allowable emissions of CO2 in relation to oil sands’ production. Reductions in allowable emissions could impact current production and future expansions.
Looking ahead to 2008, we expect that the business environment will include increasing cost pressures and increased competition for skilled workers. This is despite an expected softening of industry growth plans due to the rising costs and the impact of the proposed changes to the Alberta royalty system if introduced. While overall production levels and human resource requirements are expected to grow throughout 2008, it is not expected to be at the pace anticipated at this time last year.
Our strategy is to be the leading oil sands operator in the industry by continuing to focus on operational and project execution excellence, and leveraging Shell’s extensive, high quality land positions to drive profitable growth. This will be accomplished by continuing to build on the capabilities and experience of Shell staff, and by managing growth within the overarching principles of HSSE and sustainable development.
CAPITAL INVESTMENT AND PORTFOLIO ACTIONS

Capital investment was $1.9 billion in 2007, up from $0.9 billion in 2006. Our main investments centred on the first expansion phase (Expansion 1) of the Athabasca Oil Sands Project (AOSP). Other investments were made on projects designed to increase the efficiencies of base operations.
Expansion 1, a fully integrated 100,000 barrels per day (60,000 b/d Shell share) expansion of oil sands mining and upgrading facilities, is well under way.
Construction was completed on the new Albian Village, a state-of-the-art facility built to house 2,500 Expansion 1 workers at the mine site. A new airstrip at the site was also completed to provide for the efficient and safe transport of our labour force to the mine.
Front-end definition work has progressed on AOSP Expansions 2 and 3. However, Shell and the AOSP joint owners have not made any final investment decisions on these expansions.
Shell acquired the Shell Canada minority interest which resulted in the full integration of the Oil Sands business into its downstream business.
RESEARCH AND DEVELOPMENT

The key objective of our research and development (R&D) in oil sands is to improve technologies to reduce costs, and to lower related emissions of CO2 and the use of fresh water. This aims to help improve the economics of existing operations, make lower-grade ores economically viable for the business and provide a basis for sustainable growth.
BUSINESS AND PROPERTY

The existing Oil Sands mining interest is held through a joint venture (Shell interest 60%) with Chevron and Marathon Oil each having a 20% interest. Shell has substantial oil sands lease holdings in the Athabasca
42     Royal Dutch Shell plc
region of northern Alberta covering over 1,330 square kilometres that have the potential for recovery by surface mining. Initial commercial development of these leases started in 1999. This initial stage of development, the Muskeg River Mine, is located on the western part of Oil Sands Lease No. 7277080T13 (Lease 13).
Shell originally acquired the mineral rights to Lease 13 (7277080T13) in 1956. The Lease 13 resource has since been thoroughly characterised in association with a variety of development studies; however mining area developments with Muskeg River represent the first commercial operation on the lease. With the start of commercial mine operations on the western portion of Lease 13, the whole of Lease 13 covering 240 square kilometres is characterised as having “continued producing” status and the right to access the bitumen resource on the lease has been extended indefinitely so long as production is continuing. After the establishment of the AOSP joint venture in 1999, Lease 13 was formally transferred to Albian Sands Energy Inc. to be held in trust for the AOSP joint venture participants.
Lease 13 is situated immediately east of the Athabasca River Valley. Most of the lease comprises gently undulating terrain that ranges in elevation from 330 metres above sea level in the south-east to 284 metres in the west. The McMurray Formation is the contiguous geological unit containing the bitumen hydrocarbon resource. The McMurray Formation was laid down in a marine shoreline setting and is composed, generally, of a sequence of sediments that get finer in an upward direction – from pebbles five millimetres in diameter, through sand, to silt and mud 0.06 millimetres in diameter and finer. When the McMurray Formation contains bitumen in a sand-sized sediment coarser than approximately 0.12 millimetres, this is characterised as oil sands. The McMurray Formation is present at varying depths beneath the ground over much of northern Alberta. Over 3,400 square kilometres of land has been classified by the Energy Resources Conservation Board (ERCB) as surface minable. Within this area, the McMurray Formation is near surface and can be excavated economically with existing mining equipment. The Devonian limestone that lies beneath the McMurray Formation is within 20 metres to 150 metres of the surface.
The AOSP’s surface minable development is in north-eastern Alberta approximately 75 kilometres north of the city of Fort McMurray and is readily accessible by public roads. Both mining areas (Muskeg River currently in operation and Jackpine which is under construction) have integrated oil sands mining and mineral processing facilities. The oil sands ore is open-pit mined, using a truck and shovel operation, and the mined ore is processed in on-site bitumen extraction and clean-up facilities to yield a bitumen product. Power and steam for the operations is provided from an on-site co-generation facility, which is owned and operated by an independent power company, in combination with boiler facilities owned by the joint venture. The bitumen is transported by pipeline for upgrading at the Scotford Upgrader, located in the Edmonton area of central Alberta. Scotford’s upgrading process adds hydrogen to the bitumen, breaking up the large hydrocarbon molecules. This process produces a wide range of synthetic crude oils which are suitable feedstock for refineries, which will process them into refined products like gasoline. The Scotford Upgrader began operations in late 2002 and has a design capacity rate of 155,000 b/d (93,000 b/d Shell share).

The Muskeg River Mine received its primary regulatory approvals in 1999. An application to amend this approval was submitted to the ERCB and Alberta Environment (AENV) in April 2005. This amendment increased dry bitumen production to 270,000 b/d (162,000 b/d Shell share) and included the addition of minable bitumen resources on Shell’s Oil Sands Lease 90 (7280880T90) and Oil Sands Lease AT30 (7280090AT30.) Lease AT30 was acquired from Syncrude through a commercial swap arrangement. The application provided significant background detail on the geology, mine planning features and a development scheme for the expansion of processing facilities and mine production levels at the Muskeg River Mine. The application formed the basis of the approval from the ERCB for the expanded Muskeg River Mine in December 2006.
The first expansion, as agreed by Shell and the other joint venture participants in 2006, is proceeding with mining and the associated bitumen extraction processing plant at the Jackpine Mine with a capacity of 100,000 b/d (60,000 b/d Shell share) linked to expanded bitumen froth treatment facilities at the Muskeg River Mine facility. This was done with a view to (i) provide increased operational flexibility with two mining pits, (ii) take advantage of installed infrastructure at the Muskeg River Mine, and (iii) reduce execution risk by spreading the construction work forces over two construction sites. Full commercial production is scheduled for late 2010. The Jackpine mining area development, with a production capacity of 200,000 b/d, (120,000 b/d Shell share), was approved under a separate regulatory approval in 2004. Future growth plans will consider additional production from Muskeg River and expanded processing facilities and production at the Jackpine site, all under existing regulatory approvals.
Shell also holds a number of other minable oil sands leases in the Athabasca region with expiry dates ranging from 2008 to 2020, all of which may be extended by completing a minimum level of development prior to their expiry. There are no current, and no known previous, commercial operations on any of these lease holdings. The Muskeg River Mine and Jackpine Mine with the adjacent and acquired minable oil sands leases, represent a multi-billion dollar investment for Shell.
RESERVES

Details of Shell subsidiaries’ estimated net proven and probable minable oil sands reserves are summarised in the following table and are set out under the heading “Supplementary Information – Oil sands (unaudited)” on page 170. Minable oil sands reserves cannot be measured exactly since estimation of reserves involves subjective judgement. Estimates remain subject to revision. Proven and probable minable oil sands reserves are net of any quantities that are to be taken by others as royalties in kind.
Shell has significant interests in proven minable oil sands reserves in Canada associated with the Athabasca Oil Sands Project. Shell views these reserves and their development as an integral part of the company’s total downstream operations. However, since SEC regulations define these reserves as mining-related and not part of conventional oil and gas reserves, they are presented separately to the conventional oil and gas reserves.
The Muskeg River Mine development on Lease 13 was designed to access proven and probable reserves from Lease 13 west of the Muskeg River. At the average design production level of 155,000 b/d, 1.7 billion barrels of bitumen were initially estimated to be recoverable over the project life. The ultimate pit limits, mine- plans, and remaining reserve estimates are updated annually to incorporate the results from the development drilling programmes and the actual performance of the processing facilities. The reserve estimates are based on the results from over 1,840 drill holes completed since inception.
The Jackpine mining development on Lease 13 was designed to access proven and probable reserves of 1.3 billion barrels from Lease 13 east of Jackpine Creek at the average design production level of 100,000 b/d. The ultimate pit limits and mine plans were determined from the detailed mining and tailings development studies for the project. This includes the results from over 990 drill holes completed during the initial exploration drilling programmes and the more recent development drilling programmes over the last five years.
To provide continuity of disclosure to the investor as well as to continue to provide SEC Industry Guide 7 disclosures, both proven and proven plus probable minable oil sands reserves are being provided for 2007. The opening balance for 2007 for net proven minable oil sands reserves was 1,134 million barrels, including a minority interest of 250 million barrels. Acquisition of the minority shareholder interest by Shell occurred in 2007. Net proven and probable minable oil sands reserves were 1,473 million barrels at December 31, 2007, a net addition of 27 million barrels compared to 2006 (before taking account of production of 29 million barrels). The minable oil sands reserves are not included in the standardised measure of discounted cash flows for conventional oil and gas reserves presented on pages 168 to 169.

MINED OIL SANDS NET PRODUCTION[A]	thousand barrels/day
	2007	2006	2005
Athabasca Oil Sands Project	81	82	95

[A]	Volumes represent Shell’s share of production (60%) net of royalty payments.

PROVEN AND PROBABLE MINABLE OIL SANDS RESERVES
(At December 31)	million barrels
	2007	2006	2005
Shell subsidiaries
Net proven reserves[A]	1,111	1,134	746
Net probable reserves[B]	362	341	119

Net proven and probable reserves	1,473	1,475	865

[A]	Proven minable oil sands reserves are computed from dimensions revealed in drill holes and the bitumen grades are computed from the results of detailed sampling. The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth, and bitumen content of the reserves are well established.

[B]	Probable minable oil sands reserves are computed from information similar to that used for proven reserves, however, the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Although the degree of assurance is less than that for proven reserves, it is sufficient to assume continuity between points of observation.

Royal Dutch Shell plc     43

OPERATING AND FINANCIAL REVIEW
Oil Products
HIGHLIGHTS

•	Segment earnings of $10.4 billion.
•	Final investment decision taken to proceed with the 325,000 barrels per day expansion of the Motiva Port Arthur Refinery in the USA.
•	Acquisition of Shell Canada minority interest.
•	Retail growth in Ukraine, Malaysia and Scandinavia.
•	Completion of the sale of the Los Angeles refinery and 250 service stations in the USA.
•	Progress on the sale of three French refineries.
•	Launch of Shell Sulphur Solutions.
•	Creation of a new Future Fuels and CO2 business unit.

EARNINGS	$ million
	2007	2006	2005
Revenue (including intersegment sales)	286,072	251,309	253,853
Purchases (including change in inventories)	(252,763)	(222,962)	(223,482)
Depreciation	(2,440)	(2,580)	(2,622)
Operating expenses	(19,551)	(18,389)	(16,141)
Share of profit of equity-accounted investments	2,221	1,712	1,713
Other income/(expense)	13	7	69
Taxation	(3,113)	(1,972)	(3,408)

Segment earnings from continuing operations	10,439	7,125	9,982
Income/(loss) from discontinued operations	–	–	–

Segment earnings	10,439	7,125	9,982

COUNTRIES IN WHICH OIL PRODUCTS HAS OPERATIONS
Europe	Africa	Sudan	Laos	Mexico
Austria	Algeria	Swaziland	Malaysia	Nicaragua
Belgium	Benin	Tanzania	New Zealand	Panama
Bulgaria	Botswana	Togo	Pakistan	Peru
Croatia	Burkina Faso	Tunisia	Philippines	Surinam
Czech Republic	Cape Verde	Uganda	Singapore	Venezuela
Denmark	Islands	Zimbabwe	South Korea
Finland	Cote d’Ivoire		Sri Lanka	The Caribbean
France	Djibouti	Middle East,	Taiwan	Dominican
Germany	Egypt	Russia, CIS[A]	Thailand	Republic
Gibraltar	Ethiopia	Iran	Vietnam	French Antilles &
Greece	Gabon	Oman		Guiana
Hungary	The Gambia	Russia	USA	Jamaica
Ireland	Ghana	Saudi Arabia		Puerto Rico
Italy	Guinea	Ukraine	Canada	Trinidad &
Luxembourg	Kenya	United Arab		Tobago
The Netherlands	Lesotho	Emirates	Latin America
Norway	Madagascar		Argentina
Poland	Mali	Asia Pacific	Bolivia
Portugal	Mauritius	Australia	Brazil
Slovakia	Morocco	Brunei	Chile
Slovenia	Mozambique	China (including	Colombia
Spain	Namibia	Hong Kong)	Costa Rica
Sweden	Nigeria	Guam	Ecuador
Switzerland	La Réunion	India	El Salvador
Turkey	Senegal	Indonesia	Guatemala
UK	South Africa	Japan	Honduras

[A]	Commonwealth of Independent States.
44     Royal Dutch Shell plc
OVERVIEW

Oil Products is part of Shell’s downstream organisation and is made up of a number of different businesses. Collectively these turn crude oil, and synthetic crude from our Oil Sands operation, into a range of refined products, which they move and market around the world for domestic, industrial and transport use. These include gasoline, diesel, heating oil, aviation fuel, marine fuel, lubricants and bitumen.
Our Manufacturing business includes Refining and Supply; Trading provides feedstock optimisation; and Marketing includes our Retail, Business to Business (B2B) and Lubricants businesses. In 2007, a Future Fuels and CO2 business unit was created in Oil Products to accelerate the development of fuels of the future and co-ordinate our company-wide work on the management of CO2 emissions.
Oil Products has a presence in more than 100 countries and territories and employed on average 63,000 people in 2007. We generated in 2007 $286 billion of revenue and earnings of $10.4 billion.
One key way of monitoring the reliability of our refining system is to measure controllable unplanned downtime, the percentage of manufacturing capacity that is lost due to unplanned events. Unplanned events are unexpected shutdowns or slowdowns that were not due to economic decision-making and were not due to abnormal events outside the control of the location (e.g. hurricane). This measure supports manufacturing’s strategy of excellence in the following areas:
•	process safety;

•	personal safety;

•	environment;

•	product quality; and

•	costs and margin maximisation.
Reliable operations support all of these.
EARNINGS 2007 COMPARED TO 2006 AND 2005

Segment earnings in 2007 were $10,439 million, 47% higher than 2006 and 5% higher than 2005. Segment earnings benefited from the impact of increasing crude prices on our inventory by $3,488 million in 2007, $98 million in 2006 and $2,450 million in 2005.
After taking into account the impact of increasing crude prices on our inventory, earnings from our Manufacturing business were lower than 2006 largely due to lower realised refining margins, in the second half of the year, reflecting unplanned downtime in certain refinery conversion units, in particular the Pulau Bukom refinery in Singapore and the narrowing of the light-heavy oil price differentials. Refining earnings were adversely impacted by higher unplanned downtime of 5.7% (controllable unplanned downtime 5.4%) compared to 4.9% in 2006. In Marketing, earnings improved and were mainly driven by higher marketing margins in Retail and finished Lubricants. B2B earnings improved reflecting increased Aviation sales and strong Marine margins, partly offset by lower margins for Commercial Fuels, LPG and Bitumen. In Trading, earnings were below those of 2006 with results adversely affected by less favourable market conditions, particularly in the second half of the year as the markets shifted into backwardation (forward prices lower than current spot prices).

In 2006, Refining earnings were lower than 2005, reflecting weaker refining margins. Marketing earnings in 2006 were higher than 2005, mainly due to higher earnings in Lubricants offsetting lower earnings in Retail and B2B. Relative to 2005, Trading earnings increased in 2006 as a result of capitalising on our global downstream portfolio positions and attractive trading conditions, stemming from high price volatility and market structure.
Earnings in 2007 included net gains of $327 million. Gains from divestments, including the non-operational benefit of the Los Angeles refinery sale and tax rate changes in Germany and Canada were partially offset by a number of legal and environmental provisions.
In 2006, earnings included non-operational net gains of $38 million. Benefits relating to reductions in deferred taxes in the Netherlands and Canada were largely offset by pension and employee benefits charges in the USA and France; in 2005, earnings included net gains of $427 million mainly related to divestments.
In 2007, revenue increased $34,763 million from 2006 reflecting higher average crude prices in 2007.
In 2006, revenue declined $2,544 million from 2005. The positive effect of higher average crude prices in 2006 was more than offset by the netting of certain trading sales (effective from the third quarter 2005).
Gross margin (calculated as revenue less purchases) in 2007 increased $4,962 million from 2006 reflecting stronger retail margins and the positive impact of price on inventory, partially offset by lower realised refining margins.
In 2006, the gross margin declined $2,024 million from 2005 levels. Refining margins in Europe and Asia Pacific were down while refining margins in the USA increased.
Depreciation in 2007 declined $140 million compared to 2006, mainly due to divestments.
Depreciation was $42 million lower in 2006 than 2005 mainly due to divestments, partly offset by the impact of foreign exchange translation.
Operating expenses, which include divestment gains, increased in 2007 compared to 2006. The increase reflected increased refinery maintenance costs, higher trading expenses, increased energy related costs and the effect of a weaker US dollar on non-dollar denominated operating expenses, partly offset by slightly higher gains from divestments.
Operating expenses, which include divestment gains, increased in 2006 compared to 2005. Compared to 2005, 2006 was affected by lower gains from divestments, increased refinery maintenance costs, higher trading expenses, increased energy related costs and the effect of a weaker US dollar on non-dollar denominated operating expenses.
Refinery processing intake in 2007 declined some 2% from 2006. Excluding the Los Angeles refinery divestment, intake was marginally down as a result of major turnarounds and unplanned outages.
In 2006, refining processing intake declined 3% from 2005, the result of lower utilisation rates particularly in Europe and Asia Pacific, reflecting major turnarounds at our Pernis and Pulau Bukom refineries.
Total product sales volumes in 2007 were 2% higher than 2006. Excluding the impact of divestments, marketing volumes were 1% higher than 2006, mainly reflecting higher retail sales.
In 2006, total product sales volumes were 8% lower than 2005, with 6% resulting from the net reporting of certain contracts that are held for trading purposes as from the third quarter 2005. Furthermore, volumes in 2006 were affected by divestments, and rationalised volumes in B2B.
OUTLOOK AND STRATEGY

Industry refining margins remained strong in 2007, particularly in the USA, amid robust global product demand growth. In the absence of any major disruptions, refining margins are expected to trend lower in 2008 than 2007 with new conversion capacities expected to come on-stream and the prospect for potentially slower global economic growth. However, the eventual levels are uncertain and will be strongly influenced by the pace of global economic growth, the effect of persistently high oil prices on product demand and start-up timing of expected refinery expansions.
Marketing margins will continue to be influenced by oil price volatility, exchange rates and intense competition.
We aim to remain a global leader in the downstream business. To support this aim our strategy is to:
•	Ensure continued asset integrity and operational safety;

•	Continue reshaping our portfolio by investing selectively in key markets and divesting non-strategic assets;

•	Enhance focus on delivering operational excellence and being a cost leader in the downstream businesses;

•	Reinforce our leading global brand position across the downstream businesses by focusing on initiatives such as differentiated fuels and second-generation biofuels;

•	Continue to maximise the value of our integrated hydrocarbon supply chain by working towards a tighter integration of the Oil Products and Chemicals businesses;

•	Discipline our capital spending; and

•	Continue to develop our people.
CAPITAL INVESTMENT AND PORTFOLIO ACTIONS

Capital investment was $3.9 billion in 2007 of which $1.7 billion was Refining, $2 billion was Marketing and $0.2 billion was new equity and loans in equity-accounted investments. This compared to $3.5 billion in 2006 of which $1.4 billion was Refining, $1.9 billion was Marketing and $0.1 billion was new equity and loans in equity-accounted investments. Our main investments were in our Refining and Retail businesses. This included spending on manufacturing asset maintenance, fuel specification, environmental compliance and upgrading and growing the retail network, including acquisitions in Malaysia and the Ukraine. During the period 2005-2007, around 65% of our capital expenditure was allocated to asset integrity and care and maintenance projects.

Royal Dutch Shell plc     45

OPERATING AND FINANCIAL REVIEW OIL PRODUCTS
We continued to focus on divesting non-strategic assets and redeploying capital to strategic growth regions.
In the USA, Shell completed the sale to Tesoro Corporation of the Los Angeles Refinery, Wilmington Products Terminal and around 250 retail sites and supply agreements in and around Los Angeles and San Diego. Also in the USA, Shell announced, through Motiva Enterprises (Shell interest 50%), the final investment decision to proceed with a 325,000 barrels per day capacity expansion at the Motiva Port Arthur Refinery.
Shell completed the sale of its liquefied petroleum gas (LPG) businesses in Bulgaria, the Czech Republic, Germany, Spain, Switzerland, Romania and the USA.
In France, Shell has signed a sale and purchase agreement for the sale of its Berre-l’Etang refinery site complex and associated infrastructure and businesses. A price of $700 million (including the Chemicals-related activities and business) has been agreed, with completion expected during the first half of 2008. Also in France, we received an offer for the sale of the Petit Couronne and Reichstett Vendenheim refineries. Completion of the sale, with a price of some $875 million, is expected during the first half of 2008.
We announced in 2006 that we are reviewing our portfolio in the Dominican Republic where we have a 50% interest in the 31,000 barrels per day Refidosma refinery and storage terminal, as well as a network of retail sites. We have reached agreement for a third party to acquire the Shell-owned shares in Refidomsa, but the government of the Dominican Republic has indicated that it plans to exercise its right to acquire the Shell-owned shares. Negotiation of definitive agreements is under way.
We acquired the Shell Canada minority interest which resulted in the full integration of the Canadian Oil Products business to the downstream organisation. This provides significant opportunity to further strengthen the application of refinery expertise, operational excellence as well as integrating and leveraging North American assets and infrastructure.
In the Ukraine, Shell and OJSC Alliance Group formed a joint venture to operate 150 Shell branded retail sites (Shell interest 51%). Operations began in the third quarter of 2007.
We acquired 100% of shares in Conoco Jet (Malaysia) Sdn Bhd, a wholly-owned subsidiary of ConocoPhillips, comprising 44 ProJet-branded retail service stations and 14 vacant land sites in the key growth markets of Malaysia.
In Scandinavia, Shell signed an agreement in the third quarter of 2007 that will result in the re-branding of 269 service stations across Norway, Sweden and Denmark.
46     Royal Dutch Shell plc
RESEARCH AND DEVELOPMENT

Research and development (R&D) programmes continue to focus on the improvement of liquid fuels, lubricants, and bitumen products and their applications together with the advancement of process technologies that provide a competitive advantage.
For the fuels business, top-tier differentiated fuels have been launched in more than 45 countries. Improvements in engine performance, fuel economy and environmental performance are key drivers in the development of new products, while opportunities to reduce costs are pursued in current formulations. Product stewardship, especially in areas of health and the environment, continues to be given high priority in all areas.
Additional R&D investments continue to be made to secure breakthrough options in sustainable energy and mobility. Shell has partnerships with leading companies to develop second-generation biofuels from non-food sources, such as straw and wood residue, including Iogen Corporation of Canada, and CHOREN Industries of Germany. These activities were strengthened in 2007 as we established a five-year research partnership with Codexis in the USA, a firm specialising in enzyme technology. Shell also announced construction of a pilot facility in Hawaii to grow marine algae and produce vegetable oil for conversion into biofuel. Shell and HR Biopetroleum have formed a joint venture company called Cellena to develop this project.
The desire to conserve energy, protect the environment and meet customer and equipment manufacturer requirements continues to drive new technology development in our lubricants business. Key themes are the development of lubricants for improved energy efficiency, reduced maintenance and longer equipment life. Formulation technologies that ensure compatibility with new emissions-after-treatment systems and the increasing use of biofuels are both important parts of the programme. We are also developing lubricant formulations that build on the superior properties of gas to liquids (GTL) base oils when these become available around the end of the decade. Shell GTL base oils will allow the blending of low viscosity, low volatility formulations with superior hydrocarbon composition that will assist car and truck manufacturers in accessing durable energy efficient lubricants, assisting emissions control and engine and gear box durability.
In September 2007, we created a sulphur business to look at innovative ways to use sulphur which is removed during the processing of oil and gas.
In refinery process research, we seek to achieve the highest standards of reliability and process safety, supply chain optimisation, cost reduction and feedstock flexibility. We also seek continuous improvement in energy efficiency and the reduction in CO2 emissions. Facilitation of CO2 capture and sequestration from selected process streams is an important consideration in the design of new facilities.

BUSINESS AND PROPERTY

MANUFACTURING
Refining
Our global refining portfolio includes interests in more than 40 refineries worldwide. We have the capability of processing more than four million barrels of crude oil per day. Our presence is truly global, with some 45% of our refining capacity in Europe, 25% in North America, 25% in Asia Pacific, and 5% in Latin America and Africa. Our refineries make a wide range of products including gasoline, diesel, heating oil, aviation fuel, lubricants and bitumen. These products are moved by Supply and Distribution to our downstream partners in Retail, Lubricants and B2B to fulfil Shell customer needs. Refining also works closely with Supply and Distribution, Trading and Shell Global Solutions to maximise earnings from our manufacturing assets. As is the case with all of Shell’s businesses, safety is our top priority. Since 2004, we have improved safety standards at our facilities and brought tailored sustainable development programmes to our sites. These set out the vision, strategy and implementation plan to enable us to meet our commitment to be a good neighbour.
Supply and Distribution
Supply and Distribution (S&D) delivers feedstocks to Shell refineries and finished products to Shell’s downstream marketing businesses and customers worldwide. S&D plays a large role in Shell’s hydrocarbon supply chain strategies and drives cross-business integration to maximise value and margin. It has more than 300 distribution facilities, 3,000 storage tanks and 9,000 kilometres of pipeline in some 70 countries. Its global fleet of some 7,000 Shell owned or contracted trucks travels more than 1.7 million kilometres every day and makes a delivery somewhere in the world every six seconds.
MARKETING
Retail
Shell’s branded fuel retail network is the world’s largest with around 46,000 service stations in 90 countries. With more than 100 years of experience in developing the technology and service needed, Shell is a leading provider of innovative and new fuels. We sell differentiated fuels in more than 45 countries made with special formulations designed to clean engines and improve performance under the Shell V-Power brand. And our Fuel Economy formula for gasoline and diesel is now available in 18 countries. In June 2007, a race version of Shell V-Power Diesel with GTL Fuel powered an Audi R10 TDI to victory for the second year running in the 24 Hour Le Mans race. In its 2007 global customer tracker survey, Shell was ranked number one globally as the preferred brand of service station.
Lubricants
Shell Lubricants is the global leader in branded lubricants and the largest marketer of lubricants with 12% of the global lubricants market in volume terms[A]. Our products are available in around 120 countries and comprise some of the biggest selling lubricants brands in both global and individual markets, including Shell Helix, Pennzoil, Shell Rotella, Shell Rimula, Quaker State and Tongyi in China. These lubricants are used across the transport sector in passenger cars, lorries, coaches, aircraft and ships. Shell Lubricants also delivers lubrication solutions to the manufacturing, metalworking, food processing, mining, power generation and agriculture industries. Through the Jiffy Lube fast lube network, Shell Lubricants provides oil change and service to some

[A]	Source Kline “Competitive Intelligence from the Global Lubricants Industry, 2006-2016”.
27 million customers in North America and is building a presence in China. Customers recognise the commitment of Shell Lubricants to service quality and technology: the business has received a number of awards from customers such as Bosch and Autozone.
Business to Business (B2B)
B2B sells fuels and special products to a broad range of commercial customers and comprises six separate businesses:
Shell Aviation
Shell Aviation is a leader in the marketing of aviation fuels and lubricants, and in the operation of airport fuelling. It supplies 900 airports in some 70 countries refuelling a plane every 12 seconds. Shell retained top spot in the Armbrust Award for the World’s Best Jet Fuel Marketer for 2007.
Shell Marine Products
Shell Marine Products is an integrated supply chain provider supplying fuels, lubricants and related technical services to the shipping industry. We supply a range of fuels to power diesel engines and gas turbine vessels. Our range of around 100 different types of lubricants is formulated to provide optimum protection and performance in the toughest operating environments. Our business serves more than 20,000 customer vessels annually, ranging from large ocean-going vessels to small fishing boats. We can supply our products through our global network of around 730 ports, in more than 70 countries.
Shell Gas (LPG)
LPG is a clean-burning, efficient, portable and convenient fuel that has numerous domestic, commercial and industrial uses, including cooking, heating and transport. We supply LPG, in both handy cylinders and bulk tanks, to millions of customers across five continents. Our users range from hotel operators to aerosol manufacturers and from poultry breeders to rural householders without access to the electricity grid.
Commercial Fuels
Commercial Fuels provides high-quality heating, transport and industrial fuels worldwide. The bulk fuels business plays a key role in our integrated supply chain. The Commercial Road Transport (CRT) business provides fuels and services to transporters around the world through a network of well-located sites with payment through card systems, with more than 500,000 fuel cards in operation. Commercial Fuels deals with 35% of Shell fuels sold around the world.
Shell Bitumen
Shell Bitumen is a global market leader in terms of volume. Every day it supplies around 14,000 metric tonnes of bitumen – equivalent to 500 kilometres of road – to 1,600 customers, through 250 applications, in 30 countries. Shell Bitumen continues to grow in key markets, most notably in the pavement solutions and airport sectors. In early 2007, it opened its first specialities plant in India.
Shell Sulphur Solutions
Shell Sulphur Solutions, launched in September 2007, brings together Shell’s global sulphur expertise and experience. As well as being responsible for the sale and marketing of elemental sulphur, it also develops and delivers sulphur products and applications that provide innovative uses for sulphur. Shell Sulphur Solutions current products are

Royal Dutch Shell plc     47

OPERATING AND FINANCIAL REVIEW OIL PRODUCTS

SEAM™ Asphalt Modifier, technologies for the manufacture of Sulphur Enhanced Fertiliser and Sulphur Concrete.
Future Fuels and CO2
Future Fuels and CO2 is responsible for accelerating the technical and commercial development of biofuels, X-to-liquid fuels (synthetic fuels made from gas and potentially biomass that are cleaner burning than conventional fuel) and hydrogen. It is also responsible for leading energy conservation and CO2 management activities across Shell.
TRADING
Shell Trading is a global network of companies that are engaged in trading and shipping. The trading portfolio includes natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products. Shell Trading’s main locations include Houston, London, Dubai, Rotterdam and Singapore. Shell’s trading and shipping activities primarily occur in support of Shell’s business activities, in particular Oil Products, Gas & Power and Chemicals. Shell Trading trades about 15 million barrels of crude oil equivalent per day.
SHELL GLOBAL SOLUTIONS
Shell Global Solutions provides business and operational consultancy, technical services and research and development expertise to Shell companies and the energy and processing industries worldwide, supporting primarily the Oil Products, Gas & Power and Chemicals businesses of Shell. It has a network of offices around the world, with main commercial centres in the USA, Europe and Asia Pacific. It also develops catalytic solutions and manufactures catalysts for sale to other Shell companies or third parties for use in refineries, chemical plants and GTL plants. It has a number of manufacturing facilities in the USA, Belgium, Canada and Germany.

48     Royal Dutch Shell plc

REFINING

COST OF CRUDE OIL PROCESSED OR CONSUMED	$ per barrel
Cost of crude oil processed or consumed (including upstream margin on crude supplied by
Shell and equity-accounted investment exploration and production companies)	2007	2006	2005	2004	2003[A]
Total	71.83	60.46	48.24	37.22	26.75

OPERABLE CRUDE OIL DISTILLATION CAPACITY [B]	thousand barrels/calendar day [C]
	2007	2006	2005	2004	2003
Europe	1,815	1,823	1,822	1,835	1,808
Other Eastern Hemisphere	953	927	899	1,050	1,072
USA	835	893	893	964	1,014
Other Western Hemisphere	350	348	350	350	361

Total	3,953	3,991	3,964	4,199	4,255

CRUDE OIL PROCESSED [D]	thousand barrels daily [C]
	2007	2006	2005	2004	2003
Europe	1,644	1,641	1,701	1,688	1,712
Other Eastern Hemisphere	765	751	802	943	916
USA	789	874	855	951	974
Other Western Hemisphere	299	303	315	319	323

Total	3,497	3,569	3,673	3,901	3,925

Shell share of equity-accounted investments	392	417	455	451	515

REFINERY PROCESSING INTAKE [E]		thousand barrels daily [C]
	2007	2006	2005	2004	2003
Crude oil	3,496	3,617	3,722	3,946	3,949
Feedstocks	283	245	259	216	218

	3,779	3,862	3,981	4,162	4,167

Europe	1,731	1,732	1,804	1,770	1,776
Other Eastern Hemisphere	811	808	849	962	956
USA	879	956	953	1,055	1,079
Other Western Hemisphere	358	366	375	375	356

Total	3,779	3,862	3,981	4,162	4,167

REFINERY PROCESSING INTAKE	million tonnes per year
	2007	2006	2005	2004	2003
Metric equivalent	185	189	195	204	204

REFINERY PROCESSING OUTTURN [F]	thousand barrels daily [C]
	2007	2006	2005	2004	2003
Gasolines	1,363	1,444	1,492	1,542	1,575
Kerosenes	366	368	382	424	418
Gas/Diesel oils	1,190	1,215	1,256	1,297	1,312
Fuel oil	348	346	391	414	378
Other	593	597	567	557	550

Total	3,860	3,970	4,088	4,234	4,233

[A]	Cost figures for 2003 are provided on a US GAAP basis.

[B]	Shell average operating capacity for the year and excluding mothballed capacity.

[C]	One barrel daily is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.

[D]	Including natural gas liquids; includes processing for others and excludes processing by others.

[E]	Including crude oil and natural gas liquids plus feedstocks processed in crude oil distillation units and in secondary conversion units.

[F]	Excluding “own use” and products acquired for blending purposes.
Royal Dutch Shell plc     49

OPERATING AND FINANCIAL REVIEW OIL PRODUCTS

OIL SALES[A]				thousand barrels per day
Product volumes	2007	2006	2005	2004	2003
Europe
Gasolines	501	563	569	576	616
Kerosines	205	207	223	220	194
Gas/Diesel oils	834	859	920	934	936
Fuel oil	178	153	196	179	184
Other products	168	191	185	203	207

Total	1,886	1,973	2,093	2,112	2,137

Other Eastern Hemisphere[B][C]
Gasolines	368	356	318	337	315
Kerosines	168	167	174	168	166
Gas/Diesel oils	455	450	470	511	489
Fuel oil	141	140	151	168	180
Other products	151	114	119	136	138

Total	1,283	1,227	1,232	1,320	1,288

USA[D]
Gasolines	851	845	1,068	1,372	1,343
Kerosines	166	168	236	258	212
Gas/Diesel oils	257	232	368	430	430
Fuel oil	39	51	107	209	189
Other products	174	175	234	247	218

Total	1,487	1,471	2,013	2,516	2,392

Other Western Hemisphere
Gasolines	260	247	263	293	296
Kerosines	71	71	74	73	72
Gas/Diesel oils	242	237	251	249	243
Fuel oil	63	65	77	85	86
Other products	36	37	43	44	52

Total	672	657	708	744	749

Export sales[E]
Gasolines	198	195	186	182	193
Kerosines	146	136	104	114	154
Gas/Diesel oils	507	328	287	274	213
Fuel oil	283	338	313	208	181
Other products	163	160	121	130	138

Total	1,297	1,157	1,011	908	879

Total product sales[D]
Gasolines	2,178	2,206	2,404	2,760	2,763
Kerosines	756	749	811	833	798
Gas/Diesel oils	2,295	2,106	2,296	2,398	2,311
Fuel oil	704	747	844	849	820
Other products	692	677	702	760	753

Total	6,625	6,485	7,057	7,600	7,445

[A]	Sales figures exclude deliveries to other companies under reciprocal sale and purchase arrangements, which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.
[B]	Since 1966, a Shell entity has a 25% interest in Pars Oil Company, a joint venture that blends and markets lubricants. Pars Oil Company owns 51% in Pars and Shell Company (PASH), which markets and distributes Shell branded lubricants in Iran. A Shell entity also has a 49% in PASH.
[C]	Shell operates in Sudan through The Shell Company of the Sudan Limited (Shell Sudan), which is an indirect wholly owned subsidiary of Royal Dutch Shell. Shell Sudan’s activities consist of the sale of fuels and lubricants to retail and commercial customers. Shell Sudan also sold aviation fuels prior to the disposition of this activity in 2005. Shell does not hold any oil or gas reserves in Sudan.
[D]	Certain contracts are held for trading purposes and reported net rather than gross with effect from Q3 2005. The effect in 2007 is a reduction in oil product sales of approximately 805 thousand b/d, 844 thousand b/d in 2006 and 424 thousand b/d in 2005.
[E]	Export sales as a percentage of total oil sales amounts to 19.6% in 2007, 17.8% in 2006, 14.3% in 2005, 11.9% in 2004 and 11.8% in 2003.
50     Royal Dutch Shell plc

SALES BY PRODUCT AS PERCENTAGE OF TOTAL PRODUCT SALES					%
	2007	2006	2005	2004	2003
Gasolines	32.9	34.0	34.1	36.3	37.1
Kerosines	11.4	11.6	11.5	10.9	10.7
Gas/Diesel oils	34.7	32.5	32.5	31.6	31.1
Fuel oil	10.6	11.5	12.0	11.2	11.0
Other products	10.4	10.4	9.9	10.0	10.1

Total	100.0	100.0	100.0	100.0	100.0

TOTAL OIL SALES VOLUMES[A]				thousand barrels per day
Oil products by geographical area	2007	2006	2005	2004	2003
Europe
Germany	667	732	771	772	785
France	266	280	268	275	283
UK and Republic of Ireland	250	252	323	311	313
The Netherlands	187	183	199	191	180
Others	516	526	532	563	576

Total	1,886	1,973	2,093	2,112	2,137

Other Eastern Hemisphere
Australia	242	221	222	215	190
Others	1,041	1,006	1,010	1,105	1,098

Total	1,283	1,227	1,232	1,320	1,288

USA[A]	1,487	1,471	2,013	2,516	2,392

Other Western Hemisphere
Canada	288	288	300	287	276
Brazil	197	180	179	170	168
Others	187	189	229	287	305

Total	672	657	708	744	749

Export sales	1,297	1,157	1,011	908	879

Total oil products[A]	6,625	6,485	7,057	7,600	7,445

[A]	Certain contracts are held for trading purposes and reported net rather than gross with effect from Q3 2005. The effect in 2007 is a reduction in oil product sales of approximately 805 thousand b/d, in 2006 844 thousand b/d and in 2005 424 thousand b/d.
Royal Dutch Shell plc     51

OPERATING AND FINANCIAL REVIEW OIL PRODUCTS

REVENUE				$ million
	2007	2006	2005	2004	2003[A]
by product
Gasolines	75,387	65,910	62,189	55,594	44,830
Kerosines	26,060	23,485	21,775	16,308	10,826
Gas/Diesel oils	80,458	68,899	63,357	48,304	35,344
Fuel oil	14,972	13,948	13,218	9,688	8,424
Other products	23,160	20,182	17,505	15,279	13,834

Total oil products	220,037	192,424	178,044	145,173	113,258

by geographical area[B]
Europe	65,697	60,755	55,968	44,010	35,618
Other Eastern Hemisphere	43,986	37,869	31,705	25,725	19,957
USA	49,598	44,370	49,574	46,500	34,533
Other Western Hemisphere	23,679	21,465	19,957	15,116	12,751
Export sales[B]	37,077	27,965	20,840	13,822	10,399

Total oil products	220,037	192,424	178,044	145,173	113,258

[A]	Figures for 2003 are provided on a US GAAP basis.

[B]	By country of destination, except where the ultimate destination is not known at the time of sale, in which case the sales are shown as export sales.

AVERAGE PRODUCT REVENUE				$ per barrel
	2007	2006	2005	2004	2003[A]
by product
Gasolines	94.81	81.85	70.88	55.03	44.46
Kerosines	94.44	85.97	73.52	53.52	37.18
Gas/Diesel oils	96.04	89.61	75.61	55.04	41.90
Fuel oil	58.29	51.20	42.91	31.17	28.14
Other products	91.51	81.64	68.29	54.95	50.30

Total oil products	90.97	81.30	69.12	52.19	41.68

by geographical area
Europe	95.42	84.36	73.21	56.93	45.67
Other Eastern Hemisphere	93.91	84.55	70.52	53.30	42.45
USA	91.35	82.65	67.48	50.48	39.56
Other Western Hemisphere	96.60	89.47	77.28	55.51	46.64
Export sales	78.25	66.25	56.48	41.57	32.41

Total oil products	90.97	81.30	69.12	52.19	41.68

[A]	Figures for 2003 are provided on a US GAAP basis.
52     Royal Dutch Shell plc

SHIPPING

During 2007, shipping portfolio changes included the redelivery from demise charter of three medium-range product tankers (25,000 to 45,000 dwt). One general purpose product tanker (10,000 to 25,000 dwt) was converted from demise charter to time charter. Three new building US “Jones Act” large range product tankers (45,000 to 160,000 dwt) were contracted on time charter for delivery in 2009 and 2010. Two liquefied petroleum gas (LPG) carriers (82,250 and 73,800 cubic metres) were contracted on time charter and one LPG carrier (82,500 cubic metres) redelivered from time charter. These changes together with other new charters, charter renewals and redeliveries from time charter are summarised in the table below. In addition, at the end of 2007 three panamax size sulphur vessels were on consecutive voyage charter.

OIL TANKERS[A] (At December 31)
	number of ships					million deadweight tonnes
	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003
Owned/demise-hired
VLCCs (very large crude carriers over 160,000 dwt)	–	–	4	5	7	–	–	1.2	1.5	2.1
Large range (45,000 to 160,000 dwt)	8	11	13	11	13	0.7	0.9	0.8	0.7	0.9
Medium range (25,000 to 45,000 dwt)	5	5	5	5	5	0.2	0.2	0.2	0.2	0.2
General purpose (10,000 to 25,000 dwt)/ Specialist	4	5	5	2	3	0.1	0.1	0.1	0.1	0.1

Total	17	21	27	23	28	1.0	1.2	2.3	2.5	3.3

Time-chartered[B][C]
VLCCs (very large crude carriers over 160,000 dwt)[D]	7	7	1	1	1	2.1	2.1	0.3	0.3	0.3
Large range (45,000 to 160,000 dwt)	31	22	18	19	15	2.6	1.9	1.6	1.7	1.3
Medium range (25,000 to 45,000 dwt)	14	14	14	8	13	0.5	0.5	0.5	0.3	0.5
General purpose (10,000 to 25,000 dwt)/ Specialist	25	24	13	12	10	0.4	0.4	0.3	0.2	0.2

Total	77	67	46	40	39	5.6	4.9	2.7	2.5	2.3

Total oil tankers	94	88	73	63	67	6.6	6.1	5.0	5.0	5.6

Owned/demise-hired under construction or on order[E]	1	1	1	3	–	0.1	–	0.1	0.3	–

LPG GAS CARRIERS[A][F] (At December 31)
	number of ships					thousand cubic metres
	2007	2006	2005	2004	2003	2007	2006	2005	2004	2003
Owned/demise-hired (LPG)	–	–	–	1	1	–	–	–	60	59
Time-chartered (LPG)	3	2	2	2	2	212	166	136	136	136

Total	3	2	2	3	3	212	166	136	196	195

[A]	Oil tankers, ocean going articulated tug barges and gas carriers of 10,000 dwt and above which are owned/chartered by subsidiaries where the equity shareholding is at least 50%.

[B]	Time-chartered oil tankers include consecutive voyage charters.

[C]	Contracts of affreightment are not included.

[D]	Four of the time-chartered VLCCs are directly manned and managed by subsidiaries.

[E]	Owned/demise hired new building contracts not in service but due for delivery post December 31, 2007.

[F]	LNG shipping is covered under the Gas & Power Operating and Financial Review.
Royal Dutch Shell plc     53

OPERATING AND FINANCIAL REVIEW
Chemicals
HIGHLIGHTS

•	Strong financial performance with segment earnings of $2.1 billion.

•	Full year of operations at the Nanhai petrochemical complex with high operating rate.

•	Construction on schedule of the new world-scale ethylene cracker and mono-ethylene glycol (MEG) plant in Singapore.

EARNINGS	$ million
	2007	2006	2005
Revenue (including intersegment sales)	45,911	40,750	34,996
Purchases (including change in inventories)	(39,727)	(35,765)	(29,565)
Depreciation	(666)	(668)	(599)
Operating expenses	(3,744)	(3,615)	(3,613)
Share of profit of equity-accounted investments	694	494	423
Other income/(expense)	(21)	(13)	(9)
Taxation	(396)	(119)	(335)

Segment earnings from continuing operations	2,051	1,064	1,298
Income/(loss) from discontinued operations	–	–	(307)

Segment earnings	2,051	1,064	991

COUNTRIES IN WHICH CHEMICALS HAS OPERATIONS
Europe France Germany Greece Italy The Netherlands Poland Spain Switzerland Turkey UK	Africa South Africa Middle East Saudi Arabia United Arab Emirates	Asia Pacific Australia China (including Hong Kong) Japan New Zealand Philippines Singapore South Korea Taiwan Thailand Vietnam	USA Canada Latin America Argentina Brazil Chile Colombia Mexico Venezuela	The Caribbean Puerto Rico
54      Royal Dutch Shell plc
OVERVIEW

Chemicals is part of Shell’s downstream organisation. The downstream businesses turn crude oil and synthetic crude from our oil sands operation into a range of refined products including fuels, lubricants and petrochemicals, which they also deliver to market. Chemicals produces and sells petrochemicals to industrial customers worldwide. The products are widely used in plastics, coatings and detergents found in items such as textiles, medical supplies and computers. Chemicals employs more than 6,000 people in more than 30 countries. In 2007, it generated $45.9 billion of revenue and earnings of $2.1 billion.
Technical availability is a key indicator in monitoring manufacturing reliability performance in Chemicals and is a measure of the percentage of time manufacturing units were available to produce product. Production reliability supports the following priorities:
•  no harm to people;
•  no harm to the environment; and
•  reliable supply of products to customers.
EARNINGS 2007 COMPARED TO 2006 AND 2005

Segment earnings in 2007 were $2,051 million, compared to $1,064 million in 2006 and $991 million in 2005. Earnings in 2005 included $307 million of losses from discontinued operations, related to the sale of Basell.
Earnings in 2007 were $987 million higher than 2006. This was mainly due to improved reliability at our plants, higher margins and improved earnings from equity-accounted investments. Setting aside the effect of discontinued operations, earnings in 2006 were $234 million lower than 2005. This was due to lower margins and higher depreciation, partly offset by better earnings from equity-accounted investments and lower taxation.
In 2007, sales volumes of chemical products fell by 3% from 2006 mainly in base chemicals, due to a reduction of sales of lower margin products, including aromatics trading. The increase in margins in 2007 was mostly driven by our base chemicals business in the USA, which benefited from higher refinery margins as well as from the impact of crude appreciation. Record market prices in MEG, driven by major industry outages, also contributed to improved margins from our intermediates business. Depreciation was in line with 2006 due to impairment charges in both years. Technical availability was 93% in 2007 compared to 90% in 2006 which was impacted by a heavy scheduled maintenance programme. Operating expenses increased, mainly due to foreign exchange effects and one-off items. Equity-accounted investments income was higher, benefiting mainly from higher earnings at Nanhai our petrochemical complex in China, which was operational for the whole of 2007. Taxation increased in 2007 as 2006 benefited from one-off items.
In 2006, sales volumes of chemical products grew by 1% from 2005 mainly in base chemicals due to higher aromatics trading volumes. The increase in unit proceeds compared to 2005 was more than offset by the increase in feedstock prices, resulting in lower margins. Technical availability in 2006 was below that of 2005 availability of 93% due to a heavy planned maintenance programme in 2006. Depreciation was $69 million higher in 2006 compared to 2005 mainly due to asset impairments. Operating expenses in 2006 were in line with those of 2005. Reduced taxation reflected benefits from tax rate changes in Canada and in the Netherlands as well as a settlement of tax exposures in the Netherlands.

OUTLOOK AND STRATEGY

Global demand for petrochemicals in 2008 is expected to increase in line with world economic growth, mainly driven by the Asia Pacific region. Sustained demand growth in petrochemicals in recent years has resulted in a series of industry investments in the Middle East and Asia Pacific, which will be coming on-stream during the next five years. Increased supply due to these new projects, coupled with the prospect of continued high costs of feedstock and energy, are expected to have an adverse impact on margins.
The Chemicals strategy remains unchanged and continues to focus on our portfolio of crackers and selected first-line derivatives, which supply bulk petrochemicals to large industrial customers. Our strategy is to strengthen our asset base in the Americas and Europe, and to achieve profitable growth in Asia Pacific and in the Middle East.
To add to the Nanhai petrochemical complex joint venture in China, we are building a major new petrochemical facility in Singapore. Work continues on developing investment opportunities in the Middle East.
Our focus will be on continuing to exploit synergies between Chemicals, Oil Products, Oil Sands and our upstream business to increase advantaged cracker feed; on driving our global standards and processes; on fully leveraging our technology investment; and on optimising our global market positions.
CAPITAL INVESTMENT AND PORTFOLIO ACTIONS

Capital investment in 2007 was $1.4 billion, up from $0.9 billion in 2006. Capital expenditure increased by $594 million from 2006 reflecting increased investments in new projects, in particular at the Shell Eastern Petrochemicals Complex in Singapore. Since construction began in October 2006 on the new 800,000 tonnes per year ethylene cracker complex on Pulau Bukom and the 750,000 tonnes per year MEG plant on Jurong Island, we have achieved significant milestones. These include completion of the piling, civil foundation and underground construction, leading to the start of the assembly of main structures. In addition, the final investment decision was taken to proceed with the construction of a new butadiene extraction unit on Pulau Bukom. This project will have an initial capacity of 155,000 tonnes per year. All these projects combine to represent Shell’s largest-ever chemicals investment in Singapore and are on schedule for start-up in 2009/2010.
The Nanhai petrochemical complex in China, a joint venture between China National Offshore Oil Corporation (CNOOC) and Shell Petrochemicals Company Limited (CSPCL) (Shell interest 50%), which started-up in 2006, enjoyed a full year of commercial operation. Asset performance and corresponding sales volumes have been strong. The Chinese market for petrochemicals continues to grow and we now have a business licence extension enabling Shell China Ltd to import, export, buy and sell chemicals in local renminbi currency.
As part of our strategy to improve the long-term potential and competitiveness of our European assets, we have taken an investment decision to increase polyol capacity at the Pernis manufacturing complex in the Netherlands. Capacity will go from 155,000 to 255,000 tonnes per year and is expected to be on-stream by mid-2008. We also announced a significant investment to improve the integration of the Pernis-Moerdijk refinery and chemicals complex in the Netherlands. This project will concentrate on supplying hydro wax from the Pernis refinery, and other Shell refineries in Europe, to Moerdijk which will consequently benefit from lower feedstock costs. The project is expected to be complete and on-stream during the first quarter of 2009.
Continuing our business portfolio review, we have signed a sale and purchase agreement for the sale of the Berre-l’Etang refinery site complex and associated infrastructure and businesses (including the Oil Products related activities and business). A price of $700 million (including Oil Products) has been agreed, with completion expected during the first half of 2008. Our Yabucoa petrochemicals feedstock plant in Puerto Rico, which has a capacity of 77,000 barrels per day (Shell interest 100%) remains under review for divestment. Shell Chemicals and ExxonMobil Chemical, partners in the additives joint venture Infineum, have agreed to evaluate market interest and will be discussing Infineum with several potential buyers, as part of a study to review strategic options.
RESEARCH AND DEVELOPMENT

Investments in research and development (R&D) continue to drive product and process technology improvements which enable Shell to sustain leadership positions in selected chemical products. Improvements in manufacturing processes – enabling increased feedstock flexibility, product yield, energy efficiency and plant throughput – are leading to lower production costs at existing facilities and lower investment costs for new facilities. For example, manufacturing capacity of flexible polyols was increased and asset productivity enhanced through new process technology.
Shell’s chemical operations benefit from integration with our oil refining process technology and assets. Current projects in Singapore and in the Netherlands apply technology to drive further chemical-refining integration, reducing feedstock and other operating costs. New process technology to produce MEG will be applied in the Singapore project which will further increase yield of the desired product and reduce cost. Longer-term R&D focuses on developing competitively advantaged process technologies which convert strategic feedstocks, natural gas and coal into higher-value chemicals, and which integrate upstream operations to create additional value.
BUSINESS AND PROPERTY

Shell currently produces a range of base chemicals such as ethylene, propylene and aromatics, and intermediates chemicals such as styrene monomer, propylene oxide, solvents, detergent alcohols and ethylene oxide.
Shell sells these petrochemicals to industrial customers globally. The products are widely used in plastics, coatings and detergents, which in turn are used in products such as fibres and textiles, thermal and electrical insulation, medical equipment and sterile supplies, computers, lighter and more efficient vehicles, paints and biodegradable detergents.
Chemicals has more than 2,500 customers across the world, with around 25 customers accounting for approximately 60% of our sales proceeds. These key customers are major multi-national organisations, including many household names, which buy large volumes from us, often across several product areas. Our relationships with these customers, typically involving long-term supply contracts, are strategically important to our business.
Shell Trading markets and trades condensate, naphtha and benzene, toluene, xylene (BTX) aromatics in support of the Chemicals business. In addition, Shell Global Solutions provides technical services, consultancy, research and development and catalysts to Shell’s Chemicals business (and third parties).
The Chemicals portfolio includes several joint ventures: Infineum, Saudi Petrochemical Company (Sadaf), CNOOC and CSPCL (each as described below).
Infineum, a 50:50 joint venture between Shell and ExxonMobil with
Royal Dutch Shell plc     55

OPERATING AND FINANCIAL REVIEW CHEMICALS
manufacturing locations in seven countries (USA, Mexico, Brazil, Germany, France, Italy, and Singapore), formulates, manufactures and markets high-quality additives for use in fuel, lubricants, and speciality additives and components.
Sadaf, a 50:50 joint venture between Shell and Saudi Basic Industries Corporation (SABIC), produces base and intermediate chemicals for international markets.
CSPCL, a 50:50 joint venture between Shell and CNOOC
Petrochemicals Investment Ltd., produces a range of petrochemicals, intended mainly for the Chinese markets. The construction of the Nanhai petrochemicals complex in southern China was completed at the end of 2005 and a successful start-up in early 2006 has brought the joint venture into full commercial operation.

SALES VOLUMES BY MAIN PRODUCT CATEGORY [A]					thousand tonnes
	2007	2006	2005	2004	2003
Base chemicals	12,968	14,146	13,710	14,184	13,165
First-line derivatives	9,577	8,964	8,891	9,499	9,779
Other	10	27	225	477	164

Total	22,555	23,137	22,826	24,160	23,108

SALES VOLUMES BY REGION [A]					thousand tonnes
	2007	2006	2005	2004	2003
Europe	8,908	9,361	10,018	10,159	9,902
Other Eastern Hemisphere	5,466	5,673	5,252	5,526	5,397
USA	7,469	7,464	6,893	7,819	7,108
Other Western Hemisphere	712	639	663	656	701

Total	22,555	23,137	22,826	24,160	23,108

REVENUE BY GEOGRAPHICAL AREA [B]					$ million
	2007	2006	2005	2004	2003
Europe	10,492	9,642	8,981	7,873	5,617
Other Eastern Hemisphere	5,979	5,538	4,640	4,530	3,092
USA	7,948	7,669	6,564	6,159	4,369
Other Western Hemisphere	919	758	735	616	486

Total chemical products revenue	25,338	23,607	20,920	19,178	13,564

Non-chemical products	4,648	4,124	2,998	2,311	1,622

Total	29,986	27,731	23,918	21,489	15,186

ETHYLENE CAPACITY - SHELL AND EQUITY-ACCOUNTED INVESTMENTS [C]
	2007	2006	2005	2004	2003
Nominal capacity (thousand tonnes/year)	6,216	6,178	6,414	6,701	6,203
Utilisation (%)	90	86	86	87	90

[A]	Excluding volumes sold by equity-accounted investments, chemical feedstock trading and by-products.
[B]	Excluding revenue from equity-accounted investments, chemical feedstock trading and intersegment revenue.
[C]	Data includes our share of capacity entitlement (offtake rights) that may be different from nominal equity interest.
At December 31, 2007, Shell had major interests in chemical manufacturing plants, as described below.
EUROPE
France At Berre l’Etang, Shell Pétrochimie Méditerranée S.A.S. (SPM) (Shell interest 100%), owns and operates petrochemicals units manufacturing solvents, and di-isobutylene. SPM also operates at Berre additives units on behalf of Infineum, several polymer units on behalf of third party companies, and Basell’s ethylene cracker, logistics assets and butadiene plant. In line with Shell’s strategy and active portfolio management, Société des Pétroles Shell has signed a sale and purchase agreement for the sale of its Berre-l’Etang refinery site complex and associated infrastructure and businesses to Basell.
Germany Shell Deutschland Oil GmbH (SDO) (Shell interest 100%) owns and operates manufacturing plants in Hamburg (hydrocarbon solvents), Godorf (benzene and toluene), Wesseling (ethylene, propylene, BTX and methanol), and Heide (ethylene, propylene, BTX and hydrocarbon solvents). By virtue of Shell’s interest (32.25%) in the relevant manufacturing company, Shell Chemicals Europe B.V. (SCE) is entitled to a proportion of the production of propylene and methyl tertiary butyl ether (MTBE) from plants in Karlsruhe. Due to Shell’s

56     Royal Dutch Shell plc

share interest (37.5%) in a company in Schwedt, SCE receives propylene and BTX.
The Netherlands Shell Nederland Chemie B.V. (SNC) (Shell interest 100%) manufactures at the Pernis facility solvents, MTBE, brake fluids, glycol ethers, urethanes (polyols) and isoprenes and operates an Elastomers (Kraton) plant on behalf of a third party company. Manufacturing of butene ceased in December 2007 and since July 2007 we no longer operate the Basell polypropylene plant. At the Moerdijk facility, SNC manufactures lower olefins, benzene, butadiene, ethyl benzene, ethylene glycols, ethylene oxide, and styrene monomer/propylene oxide (SM/PO) and operates a VEOVA (Hexion) plant on behalf of a third party company. SNC also operates at Moerdijk a SM/PO plant owned by Ellba CV, a 50:50 joint venture between Shell and BASF. Shell Chemicals Europe B.V. is the sole Shell supply and marketing company for chemicals products in Western Europe and is responsible for chemicals sales contracts, chemicals logistic contracts, chemicals distribution agreements, supply chain management, and procurement of feedstock and process chemicals across the region.
UK Shell U.K. Oil Products Ltd. (as an agent for Shell U.K. Ltd.) operates Shell Chemicals U.K. Ltd’s (SCUK’s) (Shell interest 100%) plant at Stanlow, which produces propylene, benzene, toluene, and higher olefins and derivatives. In July 2007, SCUK closed its plant at Carrington, which was previously operated by Basell and produced derivatives from ethylene oxide (ethoxylates) and polyols. The production of the polyols was transferred to SNC’s polyols facility at Pernis. SCUK also owns NEODOL® ethoxylates assets operated by Uniqema at Wilton. The ethoxylates production at Carrington was transferred to Wilton during the year. SCE has indirect rights to an ethylene oxide supply from Dow’s Wilton facility. At Fife in Scotland, ExxonMobil owns and operates an ethylene plant from which, under a processing rights agreement, SCE is entitled to 50% of the output.
OTHER EASTERN HEMISPHERE
China CNOOC and Shell Petrochemicals Company Ltd. (CSPCL) is a 50:50 joint venture between Shell and CNOOC Petrochemicals Investment Ltd. (CPIL). CPIL shareholders are CNOOC and the Guangdong Investment & Development Company. Construction of the world scale production facilities, Nanhai, designed to produce 2.3 million metric tonnes of petrochemical products per annum, was completed end 2005. The complex is located in the Daya Bay Economic and Technological Development Zone in the Huizhou Municipality of Guangdong Province. Following a successful start-up in early 2006, the joint venture is now fully operational. CSPCL produces a range of petrochemicals, including ethylene, propylene, styrene monomer, propylene oxide, polyols, propylene glycol, mono-ethylene glycol, polypropylene, high-density polyethylene, low-density polyethylene and butadiene. These products are primarily marketed domestically to meet the demand in the Chinese market for petrochemicals.
Saudi Arabia Sadaf, a 50:50 joint venture between Shell and SABIC, owns and operates a 1 million tonnes per year ethylene cracker and downstream plants capable of producing 3.6 million tonnes per annum of crude industrial ethanol, ethylene dichloride, caustic soda, styrene, and MTBE. The marketing arms of both partners handle the international marketing of Sadaf products, except for MTBE, which is marketed by SABIC. Our marketing effort is co-ordinated by Shell Trading (M.E.) Private Ltd. (Shell interest 100%) located in Dubai, United Arab Emirates.
Singapore Shell owns a 50% and 30% equity interest in two Sumitomo-managed joint ventures, Petrochemical Corporation of Singapore (Private) Ltd. (PCS) and The Polyolefin Company (Singapore) Pte. Ltd. (TPC), respectively. PCS owns and operates two ethylene crackers with a total capacity of 1.1 million metric tonnes per annum of ethylene and 850,000 metric tonnes per annum of propylene. TPC owns and operates two polyolefin plants. Ethylene Glycols (Singapore) Pte. Ltd. (Shell interest 70%) owns and operates an ethylene oxide/glycols plant. Shell Chemicals Seraya Pte. Ltd. (SCSL) (Shell interest 100%) owns and operates a SM/PO plant, and operates a SM/PO plant owned by Ellba Eastern Pte Ltd., a 50:50 joint venture between Shell and BASF. SCSL also operates two propylene oxide derivatives plants and one mono-propylene glycol plant owned by Shell Eastern Petroleum (Pte) Ltd (SEPL). SEPL is building a world-scale ethylene cracker and MEG plant in Singapore with plant production expected to come on-stream in 2009/2010.
USA
Shell Chemical LP (SCLP) and other associated entities have manufacturing facilities located at Mobile, Alabama; Martinez, California; St. Rose, Geismar and Norco, Louisiana; and Deer Park, Texas. Chemical products include lower olefins, aromatics, phenol, solvents, ethylene oxide/glycols, higher olefins and their derivatives, RM17 catalyst, propanediol and additives. These chemical products are used in many consumer and industrial products and processes, primarily in the USA.
Shell’s major chemicals’ joint ventures in the USA are: Infineum, a 50:50 joint venture between Shell and ExxonMobil, which formulates, manufactures, and markets high-quality additives for use in fuels, lubricants, and specialty additives and components; and Sabina Petrochemicals LLC, a joint venture owned by SCLP (62%), BASF Corporation (23%) and Total Petrochemicals USA, Inc. (15%) which produces butadiene at its facility at Port Arthur, Texas.
OTHER WESTERN HEMISPHERE
Canada Shell Chemicals Canada Ltd. (SCCL) (Shell interest 100%) produces styrene, isopropyl alcohol, and ethylene glycol. Manufacturing locations are at Sarnia, Ontario and near Fort Saskatchewan, Alberta. SCCL sells its products to Shell Chemicals Americas Inc. (SCAI) (Shell interest 100%). SCAI is the marketing company for (i) all Canadian domestic sales of chemical products, (ii) all exports of Canadian made chemical products, and (iii) exports of US made chemical products where a Shell entity arranges transportation. PTT Poly Canada, L.P., a 50:50 joint venture (limited partnership pursuant to the Civil Code of Quebec, Canada) between SCCL and Investissements Petrochimie (2080) Inc., a subsidiary of the Société Générale de Financement du Québec, owns and operates a world-scale polytrimethylene terephthalate (PTT) plant near Montreal, Quebec, Canada. The joint venture markets PTT under the trademark CORTERRA Polymers, with its main use in carpet and textile fibres. A third party, Basell Canada Inc., operates the isopropyl alcohol plant at Sarnia on behalf of Shell Chemicals Canada Ltd.
Puerto Rico Shell Chemical Yabucoa Inc. (SCYI) (Shell interest 100%) owns and operates a 77,000 barrel per day refinery producing feedstock for the Deer Park, Texas chemical plant. The facility also produces gasoline, diesel, jet fuel and residual fuels, primarily for use in Puerto Rico.
Royal Dutch Shell plc     57

OPERATING AND FINANCIAL REVIEW
Corporate

EARNINGS		$ million
	2007	2006	2005
Interest and investment income/(expense)	875	76	(22)
Currency exchange gains/(losses)	205	113	(65)
Other – including taxation	307	105	(241)

Segment earnings from continuing operations	1,387	294	(328)
Income/(loss) from discontinued operations	–	–	–

Segment earnings	1,387	294	(328)
58     Royal Dutch Shell plc
OVERVIEW

Corporate is a non-operating segment representing the functional activities supporting the Shell group. Key functional activities comprise holdings and treasury, headquarters and central functions and Shell insurance operations.
The segment results of all other Shell segments exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items. These are included in the Corporate segment earnings together with the insurance underwriting results and the functional costs that have not been allocated to the other segments.
Holdings and treasury manages the financial assets and liabilities of Shell. It acts as the point of contact between Shell and the external capital markets and conducts a broad range of transactions from raising new debt to share buybacks. Holdings and treasury is supported by treasury centres in London, Houston, Singapore and Rio de Janeiro.
Headquarters and central functions include costs required to support Royal Dutch Shell plc shareholder-related activities. The central functions provide business support in their respective fields including finance, human resources, legal, corporate affairs, real estate and IT. The majority of costs are recovered from the business segments based on specified methodologies.
The Shell insurance companies offer insurance cover worldwide to subsidiaries and to joint ventures in which Shell has an equity interest. In the case of joint ventures, the amount of insurance offered is usually limited to Shell’s percentage interest. The Shell insurance companies provide cover that is required by any Shell company to the extent this cover is commercially available.
EARNINGS 2007 COMPARED TO 2006 AND 2005

Corporate segment earnings were $1,387 million in 2007, compared to $294 million in 2006 and a loss of $328 million in 2005.
Net interest and investment income increased by $799 million during 2007 compared to 2006 and included the realisation of gains on the sale of the equity portfolio held by the Shell insurance companies of $404 million. Currency exchange results improved during 2007 and 2006.
Other earnings increased by $202 million in 2007 compared to 2006 and included a gain of $55 million related to the sale of property, higher insurance underwriting results and lower tax credits. In 2006, compared to 2005, Other earnings included higher insurance underwriting results, higher tax credits which were partly offset by a $500 million provision in respect of litigation.

Research and development
Shell’s research and development (R&D) activities result in technological solutions for our operating businesses and energy projects around the world. A substantial proportion of programmes underpin our drive to help meet the world’s growing demand for energy in a responsible way. To do this, we focus on generating technologies that will improve our ability to find, lower the cost to develop, recover and process greater volumes of oil and gas; develop alternative energy sources; and minimise the environmental impact of our operations and the products we sell, including reducing greenhouse gas emissions and water wastage. Our R&D programmes also seek to continuously improve the safety, cost efficiency, and reliability of our operations and the performance of our products.
In 2007, we strengthened the co-ordination and funding of a number of our cross business R&D programmes where each of Shell’s major businesses has a specific but connected role in its generation or use. These programmes include the generation of solutions to reduce or store carbon dioxide (CO2); the application of industrial biotechnology; development of new oil conversion processes; and synthesis gas (syngas) production and use which is central to the manufacture of differentiated hydrocarbon products from gas, coal and biomass.
We also increased our focus on the management of three core areas: operational performance, the leverage of third parties in the development and deployment of technologies, and the development and protection of proprietary technologies.
Shell employs around 30,000 technical staff, including contractors, of whom around 10% are directly involved in R&D or demonstration projects. We have a global network of technical centres close to our key markets and our wide range of resources from gas to heavy oil. In our technology centres in Houston, USA, and in Amsterdam and Rijswijk in the Netherlands, the focus is on innovation and development of new technologies, the improvement of existing ones and the integration of programmes across our businesses. Our other technical centres focus on product development, marketing support or providing specific technical assistance to regional operations, and are located in Belgium, Canada, France, Germany, India, Norway, Oman, Qatar, Singapore and the UK.
In 2007, Shell’s R&D expenses were $1,201 million compared to $885 million in 2006 and $588 million in 2005. This significant and growing investment in R&D aims to secure the delivery of Shell’s Technology differentiation strategy.
More details of our R&D activities can be found in the Operating and Financial Review sections of the businesses.
Royal Dutch Shell plc     59

OPERATING AND FINANCIAL REVIEW
Key performance indicators

OVERALL PERFORMANCE – SHELL SCORECARD
Shell uses a number of key performance indicators to evaluate the overall performance of Shell from a financial, efficiency, social and sustainable development perspective. In addition, Shell monitors and manages the businesses by means of detailed parameters.
Shell’s future oil and gas production depends on the success of very large projects that require significant human and capital resources over long periods of time of up to 10 to 30 years.
The key performance indicators and parameters do not necessarily reflect the long-term performance of Shell although these might provide an impression of performance.
The scorecard highlights four key performance factors which together provide a summarised overview of Shell’s performance. The four key performance indicators are measured on a quarterly basis.
As explained on page 96 of the Directors’ Remuneration Report the scorecard is also used to determine remuneration for staff, Senior Management and Executive Directors.

SHELL SCORECARD	2007	2006
1 Total shareholder return	23.8%	10.9%
2 Cash flow from operations ($ billion)	36	32
3 Operational efficiency:
– Oil and gas production (thousands boe/day)[A]	3,315	3,473
– LNG sales (million tonnes)	13.2	12.1
– Refining controllable unplanned downtime	5.4%	4.9%
– Chemical plant availability	92.6%	90.2%
4 Sustainable development (TRCF)[B]	2.2	2.3

[A]	Combined Exploration & Production and Oil Sands production.
[B]	Please see page 75 for a description of TRCF.
TOTAL SHAREHOLDER RETURN (25% SCORECARD WEIGHTING)
Total shareholder return (TSR) is measured as the sum of the difference between the share price at the start of the year and the share price at the end of the year plus the cash value of dividends paid during the calendar year (gross and reinvested quarterly). The TSR is compared against other major integrated oil companies and provides therefore a benchmark of how Shell is performing against its industry peers.
CASH FLOW FROM OPERATING ACTIVITIES (25% SCORECARD WEIGHTING)
Cash flow from operating activities is a measure that reflects Shell’s ability to generate funding from operations for its investing and financing activities and is representative of the realisation of value for shareholders from Shell operations. The Consolidated Statement of Cash Flows on page 116 shows the components of cash flow. In 2007, the cash flow from operating activities for scorecard purposes is adjusted for taxes paid on divestments.
OPERATIONAL EFFICIENCY (30% SCORECARD WEIGHTING)
Within each of the different businesses, operational performance is measured by means of detailed parameters that are combined into a business dashboard. Operational excellence of Exploration & Production, Gas & Power, Oil Products and Chemicals is measured quarterly. The four key indicators for the businesses are production, including oil sands, for Exploration & Production, LNG sales for Gas & Power, refining controllable unplanned downtime for Oil Products and technical plant availability for Chemicals.
SUSTAINABLE DEVELOPMENT (20% SCORECARD WEIGHTING)
As well as measuring financial performance and efficiency, Shell uses various indicators to evaluate Shell’s contribution to Sustainable Development. This report discusses on pages 68-74 the priorities with regards to staff and highlights key performance indicators such as greenhouse gas emissions, use of flaring and energy use in its businesses and assets.
Safety remains a key topic for Shell and is measured by the number of injuries and fatal accidents, as discussed on page 75. It is Shell’s aim to work closely with customers, partners and policymakers to advance more efficient and sustainable uses of energy and natural resources.
OVERALL PERFORMANCE – OTHER INDICATORS
In addition to the four key performance indicators that determine the scorecard, additional financial indicators are used to evaluate Shell’s performance including:

FINANCIAL INDICATORS	2007	2006	2005
Income for the period ($ million)	31,926	26,311	26,261
Return on average capital employed	24.4%	23.4%	25.6%
Gearing at December 31	16.6%	14.8%	13.6%

INCOME FOR THE PERIOD
The Consolidated Statement of Income on page 113 provides further information on income for the period. The Summary of results on pages 16-18 of the Operating and Financial Review as well as the discussion of segment results on pages 19-58 provide further information on the contribution of the businesses to income.
RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)
ROACE measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as income attributable to shareholders adjusted for Shell’s share of interest expense, after tax, as a percentage of Shell’s share of average capital employed for the period. Capital employed consists of total equity, current debt and non-current debt. The tax rate and the minority interest components are derived from calculations at the published segment level. Between 2005 and 2007, ROACE has moved within a 23-26% range, mainly caused by strong income generation. A significant increase in capital employed of 18% between 2005 and 2006 resulted in a reduction in ROACE compared to 2005. A significant increase in income attributable to shareholders, partly offset by an increase in capital employed, resulted in an increase in ROACE of 1.0% in 2007 compared to 2006.

60     Royal Dutch Shell plc

COMPONENTS OF ROACE CALCULATION			$ million
	2007	2006	2005
Income attributable to shareholders	31,331	25,442	25,311
Royal Dutch Shell share of interest expense after tax	641	662	602
ROACE numerator	31,972	26,104	25,913
Royal Dutch Shell share of capital employed – opening	120,235	102,917	99,815
Royal Dutch Shell share of capital employed – closing	141,770	120,235	102,917
Royal Dutch Shell share of capital employed – average	131,003	111,576	101,366

ROACE	24.4%	23.4%	25.6%

GEARING
The gearing ratio is a measure of Shell’s financial leverage reflecting the degree to which Shell’s operations are financed by debt and certain other off-balance sheet obligations (see Note 19[D] to the Consolidated Financial Statements on page 138). The amount of debt that Shell will commit to depends on cash inflow from operations, divestment proceeds and cash outflow in the form of capital investment[A] (including acquisitions), dividend payments and share repurchases. As described in the section “Liquidity and capital resources” (on pages 62-65), Shell has a central financing and debt programme currently containing four different debt instruments. Shell aims to maintain an efficient balance sheet to be able to finance investment and growth, after the funding of dividends.
During 2006, the gearing ratio increased from 13.6% to 14.8%. In 2007, the gearing ratio increased to 16.6% mainly due to an increase in total debt and in operating lease obligations.

[A]	Capital investment consists of capital expenditure plus exploration expense and new investments in equity-accounted investments. Capital expenditure and exploration expense are further defined on page 25.
     Royal Dutch Shell plc     61

OPERATING AND FINANCIAL REVIEW
Liquidity and capital resources

2007 COMPARED TO 2006 AND 2005

OVERVIEW
The most significant factors affecting year-to-year comparisons of cash flow provided by operating activities are; changes in realised prices for crude oil and natural gas; crude oil, natural gas and oil sands (bitumen) production levels; and refining and marketing margins. These factors are also the most significant affecting income. Acquisitions, divestments and other portfolio changes can affect the comparability of cash flows in the year of the transaction.
Since the contribution of Exploration & Production to earnings is larger than our other businesses, changes affecting Exploration & Production, particularly changes in realised crude oil and natural gas prices and production levels have a significant impact on the cash flow of Shell. While Exploration & Production benefits from higher realised crude oil and natural gas prices, the extent of such benefit (and the extent of a detriment from a decline in these prices) is dependent on the extent that contractual arrangements are tied to market prices; the dynamics of production-sharing contracts; the existence of agreements with governments or national oil companies that have limited sensitivity to crude oil price; tax impacts; the extent to which changes in crude oil price flow through into operating costs; and the impact of natural gas prices. Changes, therefore, in benchmark prices for crude oil and natural gas only provide a broad indicator of changes in the earnings experienced in any particular period by Exploration & Production.
In Oil Products, our second largest business, changes in any one of a range of factors derived from either within or beyond the industry can influence margins in the short or long term. The precise impact of any such change at a given point in time is dependent upon other prevailing conditions and the elasticity of the oil markets. For example, a sudden decrease in crude oil and/or natural gas prices would in the very short term lead to an increase in combined refining and marketing margins until responding downward price corrections materialise in the international oil products markets. The converse arises for sudden crude or natural gas price increases. The duration and impact of these dynamics is in turn a function of a number of factors determining the market response, including whether a change in crude price affects all crude types or only a specific grade; regional and global crude oil and refined products inventory; and the collective speed of response of the industry refiners and product marketers in adjusting their operations. It should be noted that commonly agreed benchmarks for refinery and marketing margins do not exist in the way that Brent and WTI crude oil prices and Henry Hub natural gas prices in the USA serve as benchmarks in the Exploration & Production business.
In the longer term, reserve replacement of oil and gas and minable oil sands reserves will affect the ability of Shell to continue to maintain or increase production levels in Exploration & Production and Oil Sands, which in turn will affect our cash flow provided by operating activities and income. We will need to take measures to maintain or increase production levels and cash flows in future periods, which measures may include developing new fields and mines, continuing to develop and apply new technologies and recovery processes to existing fields and mines, and making selective focused acquisitions. Our goal is to offset declines from production and increase reserves. However, reserve and/or production increases are subject to a variety of risks and other factors, including the uncertainties of exploration, operational interruptions, geology, frontier conditions, availability of new technology and
62     Royal Dutch Shell plc
engineering capacity, availability of skilled resources, project delays and potential cost overruns as well as fiscal, regulatory and political changes.
Shell has a diverse portfolio of development projects and exploration opportunities, which may mitigate the overall political and technical risks of Exploration & Production and the associated cash flow provided by operating activities.
It is our intention to continue to divest and, where appropriate, make selective acquisitions as part of active portfolio management. The number of companies or assets divested will depend on market opportunities.
We manage our portfolio of businesses to balance cash flow provided by operating activities against uses of cash over time, based on conservative assumptions relating to crude oil prices relative to average market crude oil prices during 2006 and 2007.
STATEMENT OF CASH FLOWS
Cash flow from operating activities reached a record level of $34.5 billion in 2007 compared with $31.7 billion in 2006 and $30.1 billion in 2005. The increased cash flow from operations was driven mainly by the growth in income to $31.9 billion in 2007 from $26.3 billion in 2006 and 2005 as well as a reduction in taxation paid in 2007 compared to 2006.
Cash flow from/(used in) investing activities was $(14.6) billion in 2007, a reduction from $(20.9) billion in 2006 as proceeds from sale of assets, equity-accounted investments and financial assets more than offset increased capital expenditure in 2007. In 2005, cash flow from/(used in) investing activities was $(8.8) billion reflecting lower capital expenditure and higher proceeds from sale of assets and sale of equity-accounted investments than in 2006.
Cash flow from/(used in) financing activities increased to $(19.4) billion from $(13.7) billion in 2006, primarily due to the acquisition of the Shell Canada minority interest (see Note 28 to the Consolidated Financial Statements). In 2005, cash flow from/(used in) financing was $(18.6) billion reflecting lower new debt borrowings and higher dividends than in 2006. In addition, in 2005 there were payments to former Royal Dutch shareholders in relation to the Unification.
Cash and cash equivalents reached $9.7 billion at year-end, up slightly from the 2006 level of $9.0 billion and down from the 2005 level of $11.7 billion.

EXTRACT FROM CASH FLOW STATEMENT[A]			$ billion
	2007	2006	2005
Cash flow from operating activities	34.5	31.7	30.1
Cash flow from investing activities	(14.6)	(20.9)	(8.8)
Cash flow from financing activities	(19.4)	(13.7)	(18.6)
Currency translation differences relating to cash and cash equivalents	0.2	0.2	(0.2)

Increase/(decrease) in cash and cash equivalents	0.7	(2.7)	2.5
Cash and cash equivalents at the beginning of the year	9.0	11.7	9.2

Cash and cash equivalents at the end of the year	9.7	9.0	11.7

[A]	For Consolidated Statement of Cash Flows see page 116.

FINANCIAL CONDITION AND LIQUIDITY
Shell’s financial position is robust, and we returned $13.4 billion to our shareholders through dividends and buybacks in 2007. The current financial market conditions are not expected to have a material impact on the liquidity of Shell.
Cash and cash equivalents amounted to $9.7 billion at the end of 2007 (2006: $9.0 billion). Total short and long-term debt rose $2.3 billion in the year. Total debt at the end of 2007 amounted to $18.1 billion. The total debt outstanding (excluding leases) at December 31, 2007 will mature as follows: 40% in 2008, 9% in 2009, 15% in 2010, 9% in 2011 and 27% in 2012 and beyond.
Shell believes its current working capital is sufficient for its present requirements. Shell currently satisfies its funding and working capital requirements from the substantial cash generated within its business and through issuance of external debt. Our external debt is principally financed from the international debt capital markets – through two commercial paper programmes (CP programmes), a euro medium-term note programme (EMTN programme) and a US universal shelf registration (US shelf registration), each guaranteed by Royal Dutch Shell plc.
The central debt programmes and facilities now consist of:
•	a $10 billion global CP programme, exempt from registration under section 3(a)(3) of the U.S. Securities Act 1933, which funds current transactions, with maturities not exceeding 270 days;
•	a $10 billion CP programme, exempt from registration under section 4(2) of the U.S. Securities Act 1933, which can be used to finance non-current transactions. The maximum maturity of commercial paper issued under the programme is limited to 397 days;
•	a $15 billion EMTN programme; and
•	a $10 billion US shelf registration.
Under the debt programmes mentioned above, Shell made the following issuances: in 2007, $4.3 billion of new term debt was issued with maturities ranging from 3 years to 10 years, more than offsetting some $2 billion of maturing term debt. Term debt issuance included a 5-year $500 million and a 10-year $750 million issuance from the US shelf registration and some $3 billion issued from the EMTN programme, including a €1.5 billion 10-year issue. All CP, EMTN and US shelf issuance was undertaken by Shell International Finance B.V. (SIF BV), and guaranteed by Royal Dutch Shell plc. Fuller disclosure on debt issued – including maturity profile and fixed/floating rate characteristics – is included in Note 19 to the Consolidated Financial Statements. Certain joint venture operations and subsidiary undertakings with minority interests are separately financed.
Shell currently maintains $2.5 billion of committed bank facilities, as well as internally available liquidity, primarily to provide back-up coverage for commercial paper maturing within 30 days. Aside from this facility and certain borrowing in local subsidiaries, Shell does not have committed bank facilities as this is not considered to be a necessary or cost-effective form of financing for Shell given its size, credit rating and cash-generative nature.
The maturity profile of Shell’s outstanding commercial paper is actively managed to ensure that the amount of commercial paper maturing within 30 days remains consistent with the level of supporting liquidity. The committed facilities, which are with a number of international banks, will expire in 2012. Shell expects to be able to renew or increase these facilities on commercially acceptable terms.
While Shell is subject to restrictions (such as foreign withholding taxes), on the ability of subsidiaries to transfer funds in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on the ability of Shell to meet its cash obligations.
The following table sets forth the consolidated unaudited Ratio of Earnings to Fixed Charges of Royal Dutch Shell for the years ended December 31, 2004, 2005, 2006 and 2007.

RATIO OF EARNINGS TO FIXED CHARGES
	2007	2006	2005	2004
Ratio of earnings to fixed charges	21.43	19.99	23.33	19.17

For the purposes of this table, earnings consist of pre-tax income from continuing operations before adjustment for minority interest and share of profit from equity-accounted investments plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments, plus distributed income from equity-accounted investments. Fixed charges consist of expensed and capitalised interest plus interest within rental expenses (for operating leases) plus preference security dividend requirements of consolidated subsidiaries.
Please refer to Exhibit 7.1 for details concerning the calculation of the Ratio of Earnings to Fixed Charges.
CREDIT RATINGS
On October 1, 2007, Moody’s Investors Services (Moody’s) affirmed the “Aa1” long-term issuer rating of Royal Dutch Shell plc with stable outlook, as well as the guaranteed programmes/outstanding debt securities of its issuance subsidiary SIF BV. On October 8, 2007, Standard & Poor’s Ratings Services (S&P) revised its outlook on Royal Dutch Shell plc and its related subsidiaries to positive from stable and reaffirmed the “AA” long-term corporate credit rating. Short-term credit ratings of the commercial paper programmes remain unchanged at “Prime-1” and “A-1+” from Moody’s and S&P respectively.
All central debt programmes and facilities continue to operate under the guarantee of Royal Dutch Shell plc, with all debt issuance in 2007 undertaken by SIF BV.
CAPITAL INVESTMENTS AND DIVIDENDS
After servicing outstanding debt, Shell’s first priority for applying its cash is payment of the dividend. Up to and including the fourth quarter 2006 interim dividend, the dividend was declared in euro, and per share increases in dividends were grown at least in line with European inflation over time. On February 1, 2007, Shell announced that, effective from the first quarter 2007, dividends would be declared in US dollars.
Royal Dutch Shell’s dividend policy of growing the dividend at least in line with inflation over a number of years has not changed. The inflation level will be based on inflation levels in global, developed, economies. Dividend growth in the future will be measured in US dollars.
Shell’s capital expenditure, exploration expense and new investments in equity-accounted investments increased by $2.2 billion to $27.1 billion in 2007.

Royal Dutch Shell plc     63

OPERATING AND FINANCIAL REVIEW LIQUIDITY AND CAPITAL RESOURCES

Exploration & Production expenditures of $15.9 billion (2006: $17.1 billion; 2005: $11.8 billion) accounted for more than half the total capital investment. Gas & Power accounted for $3.5 billion (2006: $2.4 billion; 2005: $1.7 billion). Oil Sands accounted for $1.9 billion (2006: $0.9 billion; 2005: $0.3 billion). Oil Products investment amounted to $3.9 billion (2006: $3.5 billion; 2005: $2.8 billion). Chemicals investment was $1.4 billion (2006: $0.9 billion; 2005: $0.6 billion). Investment in Corporate was $0.4 billion (2006: $0.3 billion; 2005: $0.3 billion).
After dividends and capital investment, the priority for cash generated is to maintain a strong and flexible balance sheet. Both the medium and long-term focus will remain on improving the underlying operational performance in order to continue to deliver consistently strong cash flows.
Share buyback plans will be reviewed periodically, and are subject to market conditions and the capital requirements of the company. A resolution will be submitted to the 2008 AGM to seek shareholder approval for the company to make such market purchases of its ordinary shares, together with an explanation that shares so repurchased may, at the company’s discretion, be either held in treasury or cancelled.
As at March 31, 2007, Royal Dutch Shell, through its affiliates, had acquired the remaining shares of Shell Canada, not already owned by Shell, at a total cost of some $7.1 billion. As from the second quarter 2007, Royal Dutch Shell’s Consolidated Financial Statements include the fully consolidated results of Shell Canada with no minority interest impact.
On April 18, 2007, Royal Dutch Shell completed the divestment to OAO Gazprom of 50% of its stake in the Sakhalin II project in Russia. Royal Dutch Shell reduced its stake in the project from 55% to 27.5% for a total sale price of $4.1 billion. Royal Dutch Shell’s Consolidated Financial Statements from the second quarter of 2007 include Sakhalin II on an equity-accounted basis, rather than as a subsidiary (see Summary of results, page 17).
GUARANTEES AND OTHER OFF-BALANCE SHEET ARRANGEMENTS
Guarantees at December 31, 2007, were $1.9 billion (2006: $2.8 billion). At December 31, 2007, $0.6 billion were guarantees of debt of equity-accounted investments (2006: $2.0 billion), $ nil (2006: $0.1 billion) were guarantees for customs duties and $1.3 billion (2006: $0.7 billion) were other guarantees.
FINANCIAL FRAMEWORK

Shell manages its business to deliver strong cash flows to fund investment and growth based on cautious assumptions relating to crude oil prices.
SHARE REPURCHASES
During 2007, Royal Dutch Shell purchased approximately 112 million shares of its common stock for cancellation at a gross cost of $4.4 billion. These purchases reduced the number of shares outstanding. Shares outstanding were reduced by 1.7% in 2007 and by 7.3% in total since the commencement of share repurchases following the Unification into Royal Dutch Shell and successful completion of the Royal Dutch minority tender (August 2005).
The table provides an overview of the share repurchases that occurred in 2007 and the first two months of 2008. Only Royal Dutch Shell Class A shares have been repurchased. Although the transactions were executed in different currencies depending on the exchange used, all purchases have been converted to the dollar functional currency of Royal Dutch Shell (based on the daily exchange rate). The table omits certain Royal Dutch Shell Class A and B shares that were repurchased by ESOP Trusts and trustlike entities holding the shares pending delivery under share plans and not held as treasury shares.

ISSUER PURCHASES OF EQUITY SECURITIES						volume
					Total
					number of	Maximum
					shares	number
					purchased as	of shares that
					part of publicly	may yet be
	Total number		Average		announced	purchased under
	of shares		price paid		plans or	the plans or
Purchase period	purchased	[A]	per share	[B]	programmes	programmes	[C]
January	13,760,000		$34.11		13,760,000
February	460,000		$36.29		460,000
March	–		–		–
April	–		–		–
May	10,960,000		$36.39		10,960,000
June	12,757,000		$39.16		12,757,000
July	11,135,000		$41.67		11,135,000
August	13,323,000		$37.36		13,323,000
September	12,150,000		$41.30		12,150,000
October	14,880,000		$41.95		14,880,000
November	14,423,000		$41.48		14,423,000
December	8,427,000		$40.67		8,427,000

2007 total	112,275,000		$39.31		112,275,000

January	12,195,000		$38.87		12,195,000
February	9,085,000		$35.39		9,085,000

2008 total[D]	21,280,000		$37.38		21,280,000

[A]	All shares purchased were open market transactions.
[B]	Average price paid per share includes stamp duty and brokers commission.
[C]	At the AGM on May 16, 2006, authorisation was given to repurchase 667 million ordinary shares in the period until the next AGM. At the AGM on May 15, 2007, authorisation was given to repurchase up to 644 million ordinary shares in the period until the next AGM, or until August 14, 2008. This authorisation is reviewed annually at the AGM.
[D]	As at February 26, 2008.

64     Royal Dutch Shell plc

CONTRACTUAL OBLIGATIONS
The table below summarises Shell companies’ principal contractual obligations at December 31, 2007, by expected settlement period. The amounts presented have not been offset by any committed third party revenues in relation to these obligations.

CONTRACTUAL OBLIGATIONS					$ billion
					After
		Within	2/3 years	4/5 years	5 years
		1 year	(2009/	(2011/	(2013
	Total	(2008)	2010)	2012)	and after)
Debt[A]	14.1	5.6	3.5	1.8	3.2

Finance leases[B]	7.0	0.5	1.0	0.9	4.6

Operating leases[C]	17.1	3.7	5.5	3.5	4.4

Purchase obligations[D]	375.9	135.2	66.1	49.4	125.2

Other long-term contractual liabilities[E]	0.3	–	0.1	0.1	0.1

Total	414.4	145.0	76.2	55.7	137.5

[A]	Excludes $4.0 billion of finance lease obligations. See Note 19 to the Consolidated Financial Statements.
[B]	Includes interest. See Note 19[C] to the Consolidated Financial Statements.
[C]	See Note 19[C] to the Consolidated Financial Statements.
[D]	Includes any agreement to purchase goods and services that is enforceable, legally binding and specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the purchase. Raw materials and finished products account for 92% of total purchase obligations.
[E]	Includes all obligations included in “Other Non-current liabilities” on the Consolidated Balance Sheet that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans estimated to be $0.9 billion in 2008 (see Note 21 to the Consolidated Financial Statements) and obligations associated with asset retirements (see Note 22 to the Consolidated Financial Statements).
The table above excludes interest expense related to debt estimated to be $0.7 billion in 2008, $0.7 billion in 2009/2010, $0.4 billion in 2011/2012 and $0.1 billion in 2013 and after (assuming interest rates with respect to variable interest rate debt remain constant and there is no change in aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table).
FINANCIAL INFORMATION RELATING TO THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST
The results of operations and financial position of the Dividend Access Trust are included in the consolidated results of operations and financial position of Royal Dutch Shell. Set out below is certain condensed financial information in respect of the Dividend Access Trust.
Separate Financial Statements for the Dividend Access Trust are also included in this Report.
For the years 2007, 2006 and the period May 19, 2005, to December 31, 2005, the Dividend Access Trust recorded income before tax of £1,930 million, £1,837 million and £869 million respectively. In each period this reflected the amount of dividends received on the dividend access share less immaterial finance costs attributable to foreign exchange differences.
At December 31, 2007, the Dividend Access Trust had total equity of £ nil (2006: £ nil; 2005: £ nil), reflecting cash of £444,639 (2006: £27,465; 2005: £ nil)), less unclaimed dividends of £444,639 (2006: £27,465; 2005: £ nil). The Dividend Access Trust only records a liability for an unclaimed dividend, and a corresponding amount of cash, to the extent that cheques expire, which is one year after their issuance, or to the extent that they are returned unpresented.
The movements in cash and cash equivalents of the Dividend Access Trust consist primarily of dividends received of £1,930 million in 2007 (2006: £1,837 million; 2005: £869 million) and distributions made on behalf of Shell to shareholders of £1,930 million in 2007 (2006: £1,837 million; 2005: £869 million) and changes in net working capital (£ nil). See “Supplementary Information – Control of registrant (unaudited) – Rights attaching to shares” for an explanation of the Dividend Access Trust.

Royal Dutch Shell plc     65

OPERATING AND FINANCIAL REVIEW
Our people

INTRODUCTION
Shell employs 104,000 people in over 110 countries and territories worldwide. Our people are central to the delivery of the Shell business strategy of More Upstream, Profitable Downstream. In 2007, we continued to advance our people strategy, which focuses mainly on recruiting, developing skills and improving employee performance.
DEVELOPING OUR PEOPLE
In 2007, we achieved high levels of professional development, in line with the increased recruitment of graduates and experienced hires in 2006 and 2007. Other factors contributing to the increased focus on professional development included the changing demographics of staff, particularly in Europe and the USA; our drive for excellence in technology; and increasing industry demand for compliance and assurance of skills development.
The Shell Project Academy and Commercial Academy continue to accelerate the development of project management and commercial skills. Around 1,500 people attended Project Academy-related activities during 2007, with nearly 1,000 attending Commercial Academy learning events.
Blended learning, which offers employees a combination of workplace assignments, traditional classroom events, e-learning and informal coaching is becoming a Shell standard for delivering development programmes. These programmes are available through the Shell Open University portal for employees, increasingly our main resource for formal learning.
RESOURCING FOR THE FUTURE
Recruiting, developing and deploying highly skilled people remain essential to our business. In 2007, we recruited nearly 5,000 people worldwide. This comprised 1,150 graduates and 3,780 experienced professionals – over half from technical disciplines and from more than 95 countries. We maintained our reputation as the energy employer of choice in key target markets, in particular in India, China, the Netherlands, UK, Malaysia and the USA as confirmed by independent surveys, such as that conducted by Universum Incorporated.
Our focus continued to be on recruiting talent where we aim to grow our business. We hired more graduates and experienced professionals in Asia than in any other region in 2007. We also demonstrated that we can recruit in challenging regions like the Middle East and Nigeria, where demand exceeds supply. For our Nigerian business, we recruited nearly 200 graduates and 300 experienced professionals, both from within the country and by attracting Nigerians working abroad.
We continue to strengthen diversity through recruitment. Women make up 31% of all our professional hires, and 20% of recruits for technical roles, and we aim to continuously improve these rates. The range of nationalities in our senior ranks is also growing.
In addition to building local talent, our ability to deploy people quickly to major projects around the world remains one of our strengths.
COMMUNICATION AND INVOLVEMENT
We involve our people in the planning and direction of their work, drawing on a wide range of communication methods. These include regular letters to staff from the Chief Executive on business performance and global priorities, published on our employee intranet.
We also have targeted webcasts, briefings, publications and face-to-face engagement sessions on specific business activities. We encourage safe and confidential reporting of feedback and concerns about our processes and practices. Our global telephone helpline and website, which have been in place since 2005, enable employees to report breaches of our Code of Conduct and the Shell General Business Principles, confidentially and anonymously.
The biennial Shell People Survey provides valuable insights into employees’ views about working for the company. Action plans to address concerns and to further enhance employee engagement across Shell are in place. From 2008, the survey will be conducted annually and earlier in the year to enable results to be taken into account in business planning for each year.
DIVERSITY AND INCLUSION
Shell has a long-standing commitment to the integration of diversity and inclusion into our operations and culture. Our intention is to provide equal opportunity in recruitment, career development, promotion, training and reward for all employees, including those with disabilities.
By the end of 2007, the proportion of women in senior leadership positions had risen to 12.9%, compared to 11.6% in 2006. In 33% of countries, local nationals filled more than half the senior leadership positions, compared to 25% in 2006.
In 2006, the Shell People Survey showed that 64% of employees perceived workplace inclusion as favourable. Much work was done in 2007 to address areas for improvement such as a review of flexible working options and childcare provisions, as well as the expansion of existing training programmes to promote inclusion.

66     Royal Dutch Shell plc

EMPLOYEES BY SEGMENT (average numbers)					thousands
	2007	2006	2005	2004	2003[A]
Exploration & Production	18	18	17	15	17
Gas & Power	3	3	3	3	3
Oil Sands	1	1	1	1	1
Oil Products	63	67	71	78	82
Chemicals	6	6	8	8	9
Corporate	13	13	9	8	7

Total	104	108	109	113	119

EMPLOYEES BY GEOGRAPHICAL AREA (average numbers)					thousands
	2007	2006	2005	2004	2003[A]
Europe
The Netherlands	10	10	10	10	11
UK	8	8	7	8	8
Others	17	19	22	25	27

Total – Europe	35	37	39	43	46

Other Eastern Hemisphere	33	35	33	30	28
USA	24	24	24	26	30
Other Western Hemisphere	12	12	13	14	15

Total – Worldwide	104	108	109	113	119

EMPLOYEE EMOLUMENTS					$ million
	2007	2006	2005	2004	2003[A]
Remuneration	10,021	8,827	8,286	8,037	7,477
Social law taxes	854	712	681	691	660
Retirement benefits	98	743	768	782	538
Share-based compensation	589	462	376	285	[B]

Total	11,562	10,744	10,111	9,795	8,675

[A]	In connection with the adoption of IFRS as of January 1, 2004, an entity in Europe that had previously been accounted for as a Shell company on a proportionate basis, has instead been accounted for as an equity-accounted investment. As a result of this change, information for this entity is included above for 2003, but beginning on January 1, 2004 information for this entity is no longer included.
[B]	Until December 31, 2004 the intrinsic value method was applied under US GAAP and this required no recognition of compensation expense for the existing plans.
Royal Dutch Shell plc     67

OPERATING AND FINANCIAL REVIEW
Environment and society

INTRODUCTION

We recognise that our continuing business success depends on finding environmentally and socially responsible ways to help meet the world’s growing energy needs. Managing today’s business risks, delivering our strategy and achieving our goals all critically require maintaining the trust of a wide range of stakeholders. To keep their trust, we must do many things, including: behaving with integrity at all times, in line with the Shell General Business Principles (Business Principles) and Code of Conduct (Code); operating our facilities safely; being a good neighbour; contributing to development in the societies where we operate; and helping to find effective solutions to the problem of growing carbon dioxide (CO2) emissions. In this section we discuss our overall approach to managing environmental and social impacts, how we are addressing our main risks and opportunities and our performance in this area in 2007.
OUR APPROACH TO MANAGING ENVIRONMENTAL AND SOCIAL IMPACTS

We take a systematic approach to managing environmental and social impacts as part of the Shell Control Framework, through a combination of company-wide standards and processes, controls, incentives and our governance. In 2007, we took additional steps to clarify what we expect from staff to increase their skills, and to tighten further our checks that these expectations are being met.
STANDARDS AND PROCESSES
Our Business Principles include our commitment to contribute to sustainable development. This involves providing economically, socially and environmentally responsible energy and requires balancing short-term and long-term interests and integrating economic, environmental and social considerations into business decision-making. It includes reducing environmental impacts from our operations and products, being a good neighbour by enhancing benefits to the local communities where we operate, and maintaining regular dialogue with stakeholders. All companies and joint ventures we control must apply the Business Principles, our Code, launched in 2006, and the rest of the Shell Control Framework, although in practice we may agree that a joint venture operates to materially equivalent principles and standards.
Our Business Principles and Code require compliance with all applicable laws and support for human rights. They forbid, among other things, bribery, fraud and anti-competitive behaviour. Companies and joint ventures we control must also apply Shell-wide environmental and social standards. These include our company-wide Health, Safety, Security and Environment (HSSE) standards which require the systematic management of HSSE and set Shell-wide requirements in areas including greenhouse gas management, road and process safety, animal testing, biodiversity, environmental management, health management, security and ship quality. We require contractors to manage HSSE in line with our standards and expect them to follow our Business Principles or an equivalent standard when working for us, including these expectations in our contract terms and conditions. We also encourage suppliers and joint ventures we do not control to adopt and follow materially equivalent principles and HSSE standards. If these contractors, suppliers and ventures cannot meet our expectations within a reasonable period, we are required to review the relationship. This can involve actions up to and including ending the relationship.
Our Business Principles and standards are reflected in our business processes. For example, they are included in the criteria used to assess investment proposals and in the planning and design of major new projects. All major new investments must include the expected future costs of emitting CO2 in their project design and decision-making. We require an integrated environmental, health and social impact assessment to be carried out before we begin significant work on a project or at an existing facility. The actions identified must be part of the project’s design and operation. All our major refining and chemicals facilities, and upstream operations where social impacts could be high, must also have social performance plans in line with Shell guidance. These plans spell out how the operation will manage its social impacts and generate benefits for the local community. Shell’s social performance specialists review these plans every three years at our refineries and chemical plants.
CONTROLS AND INCENTIVES
Following our environmental and social standards is part of the duties of line managers, with challenge and support provided by HSSE, social performance, human resources and finance specialists. Each Shell business is responsible for complying with our requirements and achieving its specific targets in this area. We monitor compliance through an annual assurance letter process, internal audits and performance appraisals. The assurance letter process requires the heads of our businesses and functions to report to the Chief Executive on compliance with our Business Principles and standards. Shell Internal Audit investigates fraud, compliance and other control incidents. Ethical and legal incidents are reported to the Executive Committee and to the Audit Committee. Sustainable development performance is part of Shell-wide appraisal and compensation, as it comprises 20% of the Shell Scorecard.
GOVERNANCE
The Chief Executive counts sustainable development among his responsibilities. He chairs Shell’s Sustainable Development and HSSE Executive, which sets standards, priorities, key performance indicators (KPIs) and targets and reviews performance.
Our HSSE function, central Social Performance Management Unit and issues management staff provide challenge and support to our businesses to develop the necessary skills, share lessons learned and deal with issues in a consistent way. The Social Responsibility Committee is one of four committees of the Royal Dutch Shell plc Board. It reviews our policies and performance with respect to our Business Principles, Code, HSSE standards, and other relevant environmental and social standards, and major issues of public concern. It comprises three Non-executive Directors, including its chair, Wim Kok.
MAIN RISKS

We systematically assess and prioritise the many environmental and social risks and opportunities we face, using our risk and issues management processes. We describe the way we manage the most significant ones below.
OPERATING OUR FACILITIES SAFELY
We are committed to preventing incidents – such as spills, fires and accidents – that place our people, the environment and our facilities at risk. We are investing to keep our facilities safe and we are working hard to strengthen our safety culture further. We require that all Shell

68     Royal Dutch Shell plc

companies, contractors and the joint ventures we control operate in line with our HSSE standards. This means managing HSSE risks in a systematic way, including having each site understand all major risks and be able to show, through regular audits, that they are managing them to a level “as low as reasonably practicable”. It also involves having major facilities certified to international environmental standards, such as ISO14001, and having emergency response plans in place – and regularly tested – that minimise damage in the event of an incident. In 2007, we clarified, simplified and tightened our requirements further, introducing new process safety and road safety standards to make it easier to understand the requirements and check they are being implemented.
We investigate serious incidents and near misses, and share the lessons we learn with other parts of our business and other companies in our industry to help prevent similar incidents happening again. We know that processes and systems must be translated into safe behaviour. In 2007, we launched “Goal Zero” which aims to achieve zero fatalities, zero accidents and zero significant incidents. We held two company-wide safety days – inviting our main contractors to participate – to recognise the importance of safe behaviour; and we launched the Chief Executive’s HSSE awards to reward and share examples of excellent safety performance. Our award-winning Hearts and Minds programme, introduced in 2004, continues to drive home the need for every employee to stop unsafe behaviour when they spot it in line with the three easy-to remember prompts of our HSSE Golden Rules: “comply, intervene, respect.” We continue to check that staff responsible for tasks with a significant HSSE risk have the necessary training and skills.
CLIMATE CHANGE
We were one of the first energy companies to acknowledge the threat of climate change, to call for action, and to take action ourselves. In 1998, we set ourselves voluntary targets for reducing greenhouse gas (GHG) emissions from our operations. Our current target requires our GHG emissions in 2010 to be 5% below 1990 levels, while growing our business, mainly through our efforts to end continuous flaring of natural gas and by improving the energy efficiency of our facilities.
In addition to managing the emissions from our operations, we are also providing products and advice that help customers use energy more efficiently and reduce their emissions. We continued to be a major supplier of lower-carbon natural gas. In 2007, we increased the availability of Fuel Economy formula – an additive and cleaning agent package that can help improve drivers’ fuel efficiency by reducing energy loss in engines. The formula is included in main grade Shell petrol in 12 countries. It is in main grade Shell diesel in nine of these, where we also launched the Shell Fuel Save Energy Challenge in 2007, a driver awareness campaign to promote fuel saving driving habits and the use of Fuel Economy formula fuels.
As a major buyer and distributor of first-generation biofuels, we are working to help develop industry-wide sustainability standards for biofuel production. Clauses in our supplier contracts require that their production not be linked to human rights abuses or recent clearing of important habitats. To check compliance, we have appointed a dedicated biofuel sustainability officer and team.
We are also investing to build a commercially material business in at least one alternative energy technology. In 2007, we further strengthened our position in second-generation transport biofuels by quadrupling our rate of investment, moving it into our mainstream business and adding projects with Codexis (faster enzymes) and HR Biopetroleum (fuel from algae) to our existing partnerships with Iogen (cellulosic ethanol) and CHOREN (biodiesel from waste wood). Our partnership continued with glassmaker St Gobain to develop advanced solar power technology and we remained a major wind power developer. Construction continues on the first phase of the Mount Storm wind project in the USA, which has a capacity of 164 MW (Shell share 82 MW). In late 2007, a final investment decision was made to expand this project by a further 100 MW.
We see potential business opportunities and competitive advantage from providing cost-effective solutions for CO2, including its capture and underground storage on a large scale. We continue to build our technical capability in this area. We are already supplying captured waste CO2 from the Pernis refinery in the Netherlands to greenhouses and doing feasibility studies for potential projects to drive down costs and demonstrate the safety of capturing and storing CO2 emitted from fossil fuels – for example, as part of the ZeroGen low CO2 power project development in Australia.
We have stepped up our efforts to actively inform and support governments in their efforts to develop an international policy framework for responding to climate change that encourages the technology development and investments required without distorting international competition. This involves sharing our insights into the energy system and technology development, for example through our own strategic energy scenarios. It also includes helping building the coalitions between companies, the public sector and non-governmental organisations (NGOs) that will be needed. We actively promote the use of emission trading systems for heavy industry and the power sector, in which governments set absolute limits on the amount of GHGs the industry can release, coupled with incentives to speed up the demonstration and deployment of technologies to capture and store CO2 underground.
For the transport sector, we are appealing to governments to introduce fuel standards that compare all fuels on a standard wells-to-wheels basis, and reward those with a lower CO2 impact and that also have the best chance of becoming cost competitive.
SECURITY AND HUMAN RIGHTS
Our company-wide security standards define how we protect our people and assets, while respecting the rights of others, including local communities. For example, armed security is only permitted when required by law or where there is no other acceptable way to manage the risks. The standards set strict guidelines on the use of force.
We strengthened our security standards in 2007. They now require all operations to manage their security risks in the same way, based on a standard risk assessment, which must be reviewed annually. The assessment covers a number of items highlighted in the Voluntary Principles on Security and Human Rights, which were developed by NGOs, governments and companies working in extractive industries like oil and gas and minerals mining. For example, it requires background checks on security staff, to make sure they have no past record of human rights abuse, and checks that they have been trained in using the Voluntary Principles. We now require all of our approximately

Royal Dutch Shell plc     69

OPERATING AND FINANCIAL REVIEW ENVIRONMENT AND SOCIETY

300 security staff worldwide to follow a standard training programme that checks they have the necessary skills. We have strengthened the requirements that must be included in our contracts with private security companies, referencing the Voluntary Principles and being clearer about our need for contractors to investigate accusations of human rights violations promptly and take disciplinary action. We now also use the Voluntary Principles when working with government security forces.
BEHAVING WITH INTEGRITY
Integrity is one of our three core values and a cornerstone of our Business Principles. We translate this value into action with a clear and simple policy: zero tolerance for bribes and fraud.
To help us follow this policy, employees are provided with online and face-to-face training in key areas, including bribery and corruption.
We also train staff to help them understand what the Code of Conduct requires of them. In the first half of 2007, we rolled-out mandatory online training across the company, to help employees put our Business Principles into practice. We have a global helpline and website for staff and business partners to report concerns confidentially and get advice on any suspected infringements of the law or our Business Principles. It is managed by a third party and is available 24 hours a day. Since its introduction in 2005, the helpline has become the channel for nearly 40% of all incidents reported. Staff make line management or human resources departments aware directly of more than 60%.
Cases of bribery and fraud are reported to the Audit Committee of the Board. In 2007, 112 violations were reported. As a result, we ended our relationship with 151 staff and contractors.
OTHER ENVIRONMENTAL AND SOCIAL ISSUES

We face a range of other environmental and social issues, including but not limited to:
OPERATING IN ECOLOGICALLY SENSITIVE AREAS
We recognise the importance of protecting biodiversity. We were the first energy company to adopt a Biodiversity Standard. We have committed to not exploring or drilling for oil or gas in certain ecologically sensitive locations (natural World Heritage sites), and to following strict operating practices, including having biodiversity action plans, when operating in others (World Conservation Union Category I-IV protected areas). Biodiversity checks are also required as part of project impact assessments, so that risks are identified and addressed at an early stage. We work with more than 100 scientific and conservation organisations to reduce biodiversity impacts around our projects and to support conservation. We have also signed strategic partnerships with the World Conservation Union (IUCN) and Wetlands International.
OUR NEIGHBOURS AND CONTRIBUTING TO LOCAL DEVELOPMENT
We are committed to being a good neighbour, which means not only running our facilities cleanly and safely but working in partnership with local people to help them benefit from our activities, as well as supporting wider development in the country.
We have a structured company-wide approach to working with our neighbours, based on social performance plans. Social performance plans are in place at all our major manufacturing sites and chemicals facilities, and at all our upstream operations where social impacts could be high. Central and business-level social performance advisers provide expertise and share good practice across our sites.
We promote the use of local contractors and suppliers and encourage the local contractors we work with to hire and train more local staff. We also sponsor social investment programmes in many countries throughout the world. In the UK, for example, we donated $26 million to charitable causes in 2007. We work closely, wherever we can, with development experts and the local communities involved. But our biggest economic contribution to the countries where we operate comes from the taxes and royalties we pay. Governments decide how, and where these revenues are spent. We actively encourage them to use these funds wisely and transparently, to bring development and reduce poverty. We continue to strongly support the Extractive Industries Transparency Initiative, which seeks to have energy and mining companies publish the payments they make to governments. We try to set an example through our social investment and local contracting, as well as by enforcing our policy of zero tolerance for bribes and fraud.
ENVIRONMENTAL AND DECOMMISSIONING COSTS
Shell operates in more than 110 countries and territories and are subject to a variety of environmental laws, regulations and reporting requirements. The costs of avoiding emissions into the air and water and the safe disposal and handling of waste from our operations are part of our business and are included in operating expenses. Such estimated costs incurred in 2007 by subsidiaries were approximately $1.3 billion (2006: $1.5 billion). Capital spending to limit or monitor hazardous substances or releases covers both measures at existing plants and features incorporated into new plants. Some of this spending is readily identifiable; the remainder is reasonably estimated using technical and financial judgements. On this basis, environmental capital spending in Shell companies with major programmes in 2007 were approximately $0.6 billion (2006: $1.0 billion).
The effect of this necessary investment in existing facilities on the future earnings of Shell is not predictable. Factors affecting our earnings include our ability to recover costs from consumers and through financial incentives offered by governments. However, it is expected that there will be no material impact on Shell’s total earnings in the long term. These risks are comparable to those faced by other companies in similar businesses.
At the end of 2007, the total liabilities being carried for environmental clean-up were $1,212 million (2006: $967 million). In 2007, there were payments of $200 million and increases in provisions of $385 million. The estimated present value of the obligations being carried for spending on decommissioning and site restoration including oil and gas platforms, at December 31, 2007, amounted to $11,226 million (2006: $8,317 million).

70     Royal Dutch Shell plc

PERFORMANCE

Reporting environmental and social data differs from financial data in a number of important ways. There are inherent limitations to the accuracy, precision and completeness of environmental and social data. These limitations stem from the nature of the data. Certain parameters rely on human behaviour and are affected by culture and personal perception. Other parameters rely on complex measurements that require constant tuning. Still others rely on estimation and modelling. We accept that our published environmental and social data will be affected by these inherent limitations. We continue to improve data integrity by strengthening internal controls.
Safety and environmental data are collected from operations we control (meaning those operations for which we can require the Shell Control Framework to be applied) and certain companies to which we provide operational services. Data is reported on a 100% basis regardless of our equity share in the company. Data from companies that were disposed of or acquired during the year is included only for the period that we had control. In some cases, data for companies where control changed hands during the year, for example the Sakhalin II project, is included for the entire year in 2007, to allow consistent comparison of performance trends at a company level. We include only data and events, like safety incidents, that have been confirmed by internal investigations by the time of publication. These investigations can take several months to complete, particularly where the security situation in an area makes access difficult. If incidents are confirmed after publication, the data for the year is restated in the next year’s publication.
We set internal improvement targets for our key safety and environmental parameters and have set public targets for energy efficiency in our chemicals plants, for eliminating the disposal of gas by continuous flaring and for reducing greenhouse gas emissions from our operations.

Royal Dutch Shell plc     71

OPERATING AND FINANCIAL REVIEW ENVIRONMENT AND SOCIETY
Environmental data

GREENHOUSE GAS EMISSIONS

In 2007, we continued to work towards meeting the voluntary target we set ourselves in 1998: to reduce CO2 emissions from our operations by at least 5% compared to 1990, despite growing our business.
Our biggest reductions since 1998 have come from phasing out the continuous venting of natural gas at oil production sites, and from the programme we launched in 2001 to end the continuous flaring of gas. Improvements in energy efficiency at our refineries since 2002 have also helped.
In 2007, Shell operated facilities emitted 92 million tonnes of GHGs, (measured on a CO2 equivalent basis), about 6 million lower than the previous year, and nearly 25% below 1990 levels.
Most of the reduction in 2007 was due to reduced flaring in our Exploration & Production business, largely because a number of normally high flaring wells in Nigeria were shut down, in part because of Shell Petroleum Development Company’s strategy to reduce use of high gas wells and in part because of violence.

[A]	Petroleum Industry Guidelines for Greenhouse Gas Estimation, December 2003, (API, IPIECA, OGP) indicate that uncertainty in greenhouse gas measurements can be significant depending on the methods used.

[B]	Target and baseline adjusted to reflect portfolio changes.

FLARING

Since 2001, Exploration & Production has reduced its natural gas flaring by nearly 60%, mainly through a multi-billion dollar programme to end continuous gas flaring by collecting gas from oil production facilities and bringing it to market. In Nigeria alone, which on average accounts for two-thirds of our continuous flaring, the Shell operated joint venture in the Niger Delta has invested around $3 billion in equipment to capture and use gas formerly flared.
In 2007, total flaring in Exploration & Production dropped again. Nearly 80% of the drop in 2007 came in Nigeria, most of this from the closing down of production wells with a high gas content in the Niger Delta onshore, as a result of the security situation.
Violence continued to block access to all remaining sites where gas-gathering equipment is needed in the Niger Delta, causing further delays in ending continuous flaring there. Outside of Nigeria we have largely met our goal of ending continuous flaring by 2008. Only four sites we operate, representing about 0.25% of our total CO2 emissions, were still continuously flaring at the end of 2007. They will continue to do so because measures to end flaring would have produced more GHGs at two sites, collecting the gas was technically impossible at a third, and because a small continuous flare is required at the fourth to avoid releasing dangerous hydrogen sulphide.

72     Royal Dutch Shell plc

ENERGY INTENSITY – EXPLORATION & PRODUCTION

Across the industry, the energy needed to produce each unit of oil or natural gas is rising fast as fields age and more heavy and harder-to-reach oil is produced. Shell is no exception. Our upstream energy intensity has risen by nearly 30% since 2000. In response, we launched a major energy efficiency programme in Exploration & Production in 2007. It aims to put energy management systems in place at our 42 major production sites.

[A]	2003-5 figures adjusted to reflect the removal of oil sands activities from Exploration & Production data.

ENERGY INTENSITY – OIL SANDS

In 2007, we made our minable Oil Sands activities in Canada – the mining and upgrading operations of the Athabasca Oil Sands Project (Shell interest 60%) – a separate segment within our downstream business. It was previously part of Exploration & Production. We report the energy intensity of our Oil Sands activities separately here for the first time, using the same metric as for Exploration & Production: energy used per tonne of oil equivalent (in the case of Oil Sands –upgraded synthetic crude oil) produced. Exploration & Production’s energy intensity data since 2003 have been adjusted to reflect the removal of Oil Sands.
As the graph shows, producing petrol from oil sands requires significantly more energy than producing it from conventional oil. The Athabasca project has focused on reducing energy use from the start. Energy saving technologies – like using lower temperature water to wash the oil from the sand, and using highly efficient cogeneration and heat integration with other facilities – were part of the design of the current operation. Since full production began in 2003, the search for operational improvements that continue to improve energy efficiency have remained a priority. In a critical assessment of the sustainability of oil sands projects in early 2008, the Pembina Institute and World Wildlife Fund acknowledged the leadership of the current phase of the Athabasca project on energy efficiency and other aspects of environmental performance.

ENERGY INTENSITY – REFINERIES

We use the industry standard Solomon Associates Energy Intensity Index (EII™) to measure and rank the energy efficiency of our refineries. Our refineries have improved their energy efficiency by 2% since 2002. These gains have come from operating our refineries closer to full production capacity, running our Energise™ energy efficiency programme and conducting business improvement reviews (BIRs). Since 2002, our Energise™ and BIR programmes have reduced our GHG emissions by approximately 1.7 million tonnes a year and saved us a combined $180 million annually at our refineries and chemical plants. Over the past two years these improvement trends have reversed, mainly because we have had more shutdowns at refineries. Starting plants up again requires substantial extra energy. We are redoubling our efforts, increasing the importance of energy efficiency in our BIRs and implementing our three-year capital investment programme for energy efficiency.

Royal Dutch Shell plc     73

OPERATING AND FINANCIAL REVIEW ENVIRONMENT AND SOCIETY

ENERGY INTENSITY – CHEMICAL PLANTS

In 2001, we set a target to achieve 10% improvement in energy use at our chemical plants by 2007. Lacking a standard way in the industry to measure this, we devised our own: Shell’s Chemical Energy Index (CEI), which compares the energy used to make a tonne of product to a 2000 baseline of 100.
Our chemical plants have boosted efficiency by 9% since 2001, mainly through operating our plants closer to their full production capacity, having fewer shutdowns, and running our Energise™ energy efficiency programme at all major sites.
In 2007, our chemicals plants were not able to further improve their performance, leaving them slightly above their target. Improvements at some sites were offset by unplanned shutdowns at several others.

SPILLS

Since 1997, we have been reducing the amount of oil and oil products spilled from our operations for reasons we can control, like corrosion or operational failures. Spills from sabotage or extreme weather, like hurricanes, which are harder to prevent, have fluctuated with events.
In 2007, there were no spills from hurricanes. Controllable spill volumes from operations were lower than in 2006. This was because of continuing improvements in our downstream business, where we are tracking minor leaks more carefully and fixing their underlying causes earlier at our refineries and chemical plants. Our distribution network continued to implement its programme to proactively prevent spills through focused inspection and maintenance of pipelines and tanks at storage depots and through efforts to prevent spills from delivery trucks, particularly in Africa.
Our overall spill volumes were higher because spills due to sabotage in Nigeria rose sharply in the areas where we were able to operate, as crude oil thefts and attacks by militants continued. At sites shut down by the security situation, reliable information about spills was not available pending our return to repair the damage and restart operations.

74     Royal Dutch Shell plc

Social data

SAFETY – FATAL ACCIDENT RATE

Sadly two employees and 26 contractors lost their lives in confirmed incidents at work in 2007, nine fewer than in 2006.
The largest share of these fatalities occurred on the road, where we have less oversight and safety depends especially on the behaviour of individuals. Road accidents accounted for more than 60% of the staff and contractor lives lost in 2007, re-confirming the importance of our push to improve road safety. A further three lives were lost due to assaults in Nigeria. Our fatal accident rate (number of fatalities over 100 million working hours) continued to improve. It has dropped by nearly two-thirds since 1997.

INJURIES – TRCF

To help monitor our safety performance, we use a standard safety measure – total recordable case frequency (TRCF). This is the number of injuries of contractors and staff requiring medical treatment or time off work, for every million hours worked. Our injury rate has come down over time, improving approximately 50% since 1998. In 2007, our TRCF improved again and was better than our target. TRCF remained the lead indicator in the Sustainable Development section of our company-wide Scorecard; underlining the importance we place on improving our safety performance.

Royal Dutch Shell plc     75

OPERATING AND FINANCIAL REVIEW
Share plans and other matters

SHARE-BASED PLANS AND TREASURY SHARES

There are a number of share-based plans for senior staff and other employees of the Shell group. Following the Unification, the underlying shares for the continuing share-based plans are shares of Royal Dutch Shell and awards and rights under the plans in existence at the time of the Unification were converted into awards and rights over Royal Dutch Shell shares. In 2005, the share option plans were replaced with an amended Long-term Incentive Plan. All awards and rights over common shares of Shell Canada at the time of the acquisition of the minority interest in Shell Canada have been converted into awards and rights over Royal Dutch Shell Class A shares. Details of the principal plans, both old plans with continuing outstanding awards and the Long-term Incentive Plan/Performance Share Plan, are given below.
SHARE OPTION PLANS
The options that were granted under the Shell group share option plans were share options over shares of Royal Dutch or Shell Transport (now converted into options over shares of Royal Dutch Shell), at a price not less than the fair market value of the shares at the date the options were granted. This was calculated as the average of the stock exchange opening and closing prices over the five business days ending on the date of grant, except for the US plans where the grant price was the New York Stock Exchange closing price on the date of grant. Options under the Shell group option plans are generally exercisable three years from grant, except for those granted under the separate US plans that vest one-third per year for three years. Share options lapse 10 years after grant; however, leaving Shell employment may cause options to lapse earlier.
Details of the shares under option at February 26, 2008, in connection with these plans are as follows:

ROYAL DUTCH SHELL
	Class A Shares	Class B Shares	Class A ADRs

Options outstanding	47,095,905	27,270,527	13,076,598
Average price per share	€26.20	€16.42	$49.94
Total price	€1,233,756,867	€447,708,592	$653,015,967
Term	10/12/2007-	10/12/2007-	01/03/2010-
	04/11/2014	04/11/2014	07/05/2014

LONG-TERM INCENTIVE PLAN AND PERFORMANCE SHARE PLAN
In July 2005, Royal Dutch Shell adopted an amended Long-term Incentive Plan (LTIP). When awards are made under the LTIP other than to the Executive Directors the plan is called the Performance Share Plan (PSP). On the award date conditional awards are made of Royal Dutch Shell shares. For the LTIP, the actual amount of shares that may vest, which can be between 0 – 200% of the conditional award, depends on the Total Shareholder Return of Royal Dutch Shell versus four of its main competitors over a three year performance period. For the PSP awards made in 2005 and 2006, the extent to which the awards vest depends on the Total Shareholder Return (TSR) of Royal Dutch Shell compared with four of its main competitors over a specific measurement period. For the PSP awards made in 2007, the extent to which the awards vest will be determined by two performance conditions. The relative TSR measure over the measurement period will be used (as in previous years) to determine the vesting of half the award and the other half of the award will be linked to the declared Business Performance Factor (Shell Scorecard results). For the shares granted in 2007, the measurement period is three years from January 1, 2007 (for the shares granted in 2006, the measurement period is three years from January 1, 2006). Awards made in 2007 under the LTIP and PSP to individuals employed in the Netherlands at the time of the award will be cash-settled. None of the awards will result in beneficial ownership until the shares are released.
The total number of outstanding shares of Royal Dutch Shell conditionally awarded under these plans as at February 26, 2008, is 17,434,487 (Class A) 8,817,901 (Class B) and 5,809,286 (Class A ADRs) of which 965,757 (Class A), 524,567 (Class B) and 298,907 (Class A ADRs) relate to notional dividend shares to date.
RESTRICTED SHARE PLAN
Under the restricted share plan, awards are made on a highly selective basis to senior staff. Executive Directors currently do not receive awards under the restricted share plan. In 2005, the existing restricted share plan was replaced with a new restricted share plan consistent with amendment of the Long-term Incentive Plan and Performance Share Plan. Shares are awarded subject to a three-year restriction period. The shares, together with additional shares equivalent to the value of the dividends payable over the restriction period, are released to the individual at the end of the three-year period. The total number of outstanding shares of Royal Dutch Shell under these plans as at February 26, 2008, is 136,102 (Class A), 55,644 (Class B) and 61,488 (Class A ADRs) of which 8,398 (Class A), 4,121 (Class B) and 3,264 (Class A ADRs) relate to notional dividend shares to date.
DEFERRED BONUS PLAN
Executive Directors participate in the Deferred Bonus Plan and can elect to defer up to 50% of their annual bonus for an award of Royal Dutch Shell shares (“deferred bonus shares”), which is released after three years. From 2006, Executive Directors are required to defer 25% of their annual bonuses. Subject to remaining in employment with the Shell group for three years following the year in which the bonus was earned, the participant may also be granted an additional award of matching Royal Dutch Shell shares (“matching shares”) equal to the number of deferred bonus shares awarded together with Royal Dutch Shell shares representing the value of dividends payable on the deferred bonus shares. A maximum of four matching shares will be awarded for every four deferred bonus shares. Vesting of three out of every four matching shares awarded to Executive Directors will be subject to satisfaction of a performance target with the remaining matching shares vesting over time.
The total number of outstanding shares (excluding matching shares) of Royal Dutch Shell under these plans as at February 26, 2008, is 256,747 (Class A), and 103,295 (Class B) and 25,761 (Class A ADRs) of which 8,390 (Class A) and 3,969 (Class B) and 406 (Class A ADRs) relate to notional dividend shares to date.
GLOBAL EMPLOYEE SHARE PURCHASE PLAN
This plan enables employees to make contributions, which are applied quarterly, to purchase Royal Dutch Shell Class A shares, at current market value (previously employees could also purchase Class B and Class A ADRs). If the acquired shares are retained in the plan until the end of the twelve-month savings cycle the employee receives an additional 15% share allocation. In the USA, a variant of this plan is operated, where the main difference is that the purchase price is the lower of the market price on the first or last trading day of the cycle, reduced by 15%. Executive Directors are not eligible to participate in the Global Employee Share Purchase Plan.

76     Royal Dutch Shell plc

At February 26, 2008, the number of shares of Royal Dutch Shell which were held in employee benefit trusts in connection with this plan was 3,636,665 Class A, 929,993 Class B and 100,936 Class A ADRs.
UK SHARESAVE SCHEME
Employees of participating companies in the UK may participate in the UK Sharesave Scheme. Options are granted over Royal Dutch Shell Class B shares at prices not less than the market value on a date not normally more than 30 days before the grant date of the option. These options are normally exercisable after completion of a three-year or five-year contractual savings period.
At February 26, 2008, there were 2,164,761 issued and outstanding Royal Dutch Shell Class B shares under option to such employees pursuant to the rules of those schemes at prices between £12.9466 and £21.2100.
No issue of new shares has, in the past, been involved under any of the plans or schemes mentioned above.
GROUP SHARE PLANS
Please refer to Note 27 to the Consolidated Financial Statements for a further discussion of the principal Shell group share plans.
KEY ACCOUNTING ESTIMATES AND JUDGEMENTS

Please refer to Note 3 to the Consolidated Financial Statements for a discussion of key accounting estimates and judgements.
LEGAL PROCEEDINGS

Please refer to Note 32 to the Consolidated Financial Statements for a discussion of legal proceedings.
AUDIT FEES

Please refer to Note 33 to the Consolidated Financial Statements for a discussion of auditors’ fees and services.
Royal Dutch Shell plc   77

78 Royal Dutch shell plc

REPORT OF THE DIRECTORS	80	The Board of Royal Dutch Shell plc
	82	Report of the Directors

CORPORATE GOVERNANCE	86	Corporate governance

DIRECTORS’	93	Directors’ Remuneration Report
REMUNERATION REPORT

REPORT OF THE DIRECTORS
The Board of Royal Dutch Shell plc

Jorma Ollila RN Chairman	Lord Kerr of Kinlochard GCMG RN Deputy Chairman and Senior Independent Non-executive Director	Jeroen van der Veer Chief Executive	Peter Voser Chief Financial Officer

Born August 15, 1950. A Finnish national, appointed Chairman of Royal Dutch Shell as from June 1, 2006. Previously he was Vice-President of International Operations of Nokia in 1985. In 1986 he was appointed Vice-President Finance of Nokia and served between 1990 and 1992 as President of Nokia Mobile Phones. Between 1992 and 1999 he was President and Chief Executive Officer of Nokia and from 1999 to June 1, 2006 he has been Chief Executive Officer of Nokia. Prior to joining Nokia, he started his career in banking at Citibank in London and Helsinki. Currently he is Chairman of the Board of Nokia, a Non-executive Director of Ford Motor Company, and Vice Chairman of UPM-Kymmene Corporation and Otava books and magazines Ltd.
	Born February 22, 1942. A British national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a Non-executive Director of Shell Transport from 2002 to 2005. A member of the UK Diplomatic Service from 1966 to 2002, he was UK Permanent Representative to the EU, British Ambassador to the USA, and Foreign Office Permanent Under Secretary of State. He was Secretary-General of the European Convention (2002-2003), and in 2004 became an independent member of the House of Lords and sits on the EU Select Committee. He is a Non-executive Director of Rio Tinto plc and the Scottish American Investment Company plc, a Scottish Power Advisory Board member, Chairman of Imperial College, and a Trustee of the National Gallery and of the Rhodes, Fulbright, and Carnegie Trusts.	Born October 27, 1947. A Dutch national, appointed Chief Executive of Royal Dutch Shell in October 2004. He was appointed President of Royal Dutch in 2000, having been a Managing Director of Royal Dutch since 1997 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. He was a Director of Shell Canada Limited from April 24, 2003 until April 29, 2005. Joined Shell in 1971 in refinery process design and held a number of senior management positions around the world. He is a Non-executive Director of Unilever (which includes Unilever N.V., Unilever plc and Unilever Holdings Ltd.).	Born August 29, 1958. A Swiss national, appointed Chief Financial Officer of Royal Dutch Shell in October 2004. He was appointed a Managing Director of Shell Transport and Chief Financial Officer in October 2004. In 2002, he joined the Asea Brown Boveri (ABB) Group of Companies, based in Switzerland as Chief Financial Officer and Member of the ABB Group Executive Committee. Originally joined the Shell group in 1982 where he held a variety of finance and business roles in Switzerland, UK, Argentina and Chile, including Chief Financial Officer of Oil Products. He was a member of the supervisory board of Aegon N.V. from 2004 until April 25, 2006. He is a member of the supervisory board of UBS AG and a member of the Swiss Federal Auditor Oversight Authority.

Maarten Van Den Bergh S Non-executive Director	Nina Henderson S Non-executive Director	Sir Peter Job KBE R Non-executive Director	Wim Kok SN Non-executive Director

Born April 19, 1942. A Dutch national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch supervisory board from 2000 to July 4, 2005. Managing Director of Royal Dutch from 1992 to 2000 and President from 1998 to 2000. He was Chairman of the Board of Directors of Lloyds TSB from 2001 to May 11, 2006. He is a member of the Boards of Directors of BT Group plc and British Airways plc and Chairman of the supervisory board of Akzo Nobel N.V.
	Born July 6, 1950. A US national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. She was a Non-executive Director of Shell Transport from 2001 to 2005. Previously President of a major division and Corporate Vice-President of Bestfoods, a major US foods company, responsible for worldwide core business development. Non-executive Director of Pactiv Corporation, AXA Financial Inc., Del Monte Foods Company and Visiting Nurse Service of New York.	Born July 13, 1941. A British national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a Non-executive Director of Shell Transport from 2001 to 2005. Previously he was Chief Executive of Reuters Group plc. He is a Non-executive Director of Schroders plc and TIBCO Software Inc. and a member of the supervisory board of Deutsche Bank AG.	Born September 29, 1938. A Dutch national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch supervisory board from 2003 to July 4, 2005. Chaired the Confederation of Dutch trade unions (FNV) before becoming a member of the Lower House of Parliament and parliamentary leader of the Partij van de Arbeid (Labour Party). Appointed Minister of Finance in 1989 and Prime Minister in 1994, serving for two periods of government up to July 2002. Member of the supervisory boards of ING Groep N.V., KLM N.V. and TNT N.V.
80     Royal Dutch Shell plc

Malcolm Brinded CBE FREng Executive Director, Exploration & Production	Linda Cook Executive Director, Gas & Power, Shell Trading, Global Solutions and Technology	Rob Routs Executive Director, Oil Sands, Oil Products and Chemicals	On March 12, 2008 the Nomination and Succession Committee recommended the appointment of Dr Josef Ackermann as a Director of the Company. The Board adopted this recommendation and a resolution will be submitted to the 2008 Annual General Meeting proposing the election of Dr Ackermann as a Director of the Company with effect from May 21, 2008. Dr Ackermann’s biographical details will be given in the 2008 Notice of Meeting.

Born March 18, 1953. A British national, appointed an Executive Director of Royal Dutch Shell in October 2004. He was previously a Managing Director of Shell Transport since March 2004 and prior to that a Managing Director of Royal Dutch since 2002. Joined Shell in 1974 and has held various positions around the world including in Brunei, the Netherlands and Oman. He was also Country Chair for Shell in the UK, and Director of Planning, Environment and External Affairs at Shell International Ltd. Member of the Nigerian Presidential Honorary International Investor Council, Russian Foreign Investment Advisory Council, the Foreign Investors Council of Kazakhstan, the Council of the Royal Academy of Engineering and a Trustee of The Prince of Wales International Business Leaders Forum.
	Born June 4, 1958. A US national, appointed an Executive Director of Royal Dutch Shell in October 2004. She was appointed a Managing Director of Royal Dutch in August 2004 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. She was President and Chief Executive Officer and a member of the Board of Directors of Shell Canada Limited from August 2003 to July 2004. Joined Shell Oil Company in Houston in 1980, and worked for Shell Oil Company in Houston and California in a variety of technical and managerial positions. Member of the Society of Petroleum Engineers and a Non-executive Director of The Boeing Company.	Born September 10, 1946. A Dutch national, appointed an Executive Director of Royal Dutch Shell in October 2004. He was a Managing Director of Royal Dutch from 2003 to July 4, 2005. Joined Shell in 1971. Held various positions in the Netherlands, Canada and the USA. Previously President and Chief Executive Officer of Shell Oil Products USA, President of Shell Oil Company and Country Chair for Shell in the USA and Chief Executive of Equilon. He is a member of the Board of Directors of Shell Canada Limited since April 29, 2005 and a Director of INSEAD.

Nick Land A Non-executive Director	Christine Morin-Postel A Non-executive Director	Lawrence Ricciardi A Non-executive Director	Company Secretary
Michiel Brandjes

Born December 14, 1954. A Dutch national, appointed as Company Secretary of Royal Dutch Shell in February 2005. Previously Company Secretary of Royal Dutch and Group general counsel corporate. Joined the Shell group in 1980 as a Legal Adviser.

Born February 6, 1948. A British national, appointed a Non-executive Director of Royal Dutch Shell as from July 1, 2006. He qualified as an accountant in 1970 and was a partner of Ernst &. Young LLP from 1978 until June 30, 2006. He was Chairman of Ernst & Young LLP and a member of the Global Executive Board of Ernst & Young Global LLP from 1995 until June 30, 2006. He is a Non-executive Director of BBA Aviation plc, Ashmore Group plc and Vodafone Group plc, Chairman of the Practice Advisory Board of the Institute of Chartered Accountants of England and Wales, and of the Board of Trustees of Farnham Castle, and a member of the Finance and Audit Committees of the National Gallery.
	Born October 6, 1946. A French national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. She was a member of the Royal Dutch supervisory board from July 2004 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. Formerly she was Chief Executive of Société Générale de Belgique, Executive Vice-President and member of the Executive Committee of Suez S.A., Chairman and CEO of Credisuez plc from 1996 to 1998 and Non-executive Director of Pilkington plc and Alcan Inc. She is a Non-executive Director of 3i Group plc and British American Tobacco PLC.	Born August 14, 1940. A US national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was appointed a member of the Royal Dutch supervisory board in 2001 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. Previously he was President of RJR Nabisco, Inc. and subsequently Senior Vice-President and General Counsel of IBM. He is Senior Advisor to the IBM Corporation as well as to Jones Day and to Lazard Frères & Co and Trustee of the Andrew W. Mellon Foundation and the Pierpoint Morgan Library.

			A	Audit Committee
			R	Remuneration Committee
			S	Social Responsibility Committee
			N	Nomination and Succession Committee

Royal Dutch Shell plc     81

Report of the Directors

PRINCIPAL ACTIVITIES
Royal Dutch Shell is a holding company which owns, directly or indirectly, investments in the numerous companies constituting the group. Shell is engaged worldwide in the principal aspects of the oil and natural gas industry. Shell also has interests in chemicals as well as interests in power generation and renewable energy.
Details of Royal Dutch Shell’s subsidiaries can be found in Exhibit 8.
BUSINESS REVIEW
The information that fulfils the requirements of the Business Review can be found in the Chairman’s message on page 6, the Chief Executive’s review on page 7 and also in the Operating and Financial Review on pages 10 to 77, all of which are incorporated in this report by way of reference.
Throughout this report the Board aims to present a balanced and understandable assessment of Royal Dutch Shell’s position and prospects in its financial reporting to shareholders and other interested parties.
RESEARCH AND DEVELOPMENT
Shell research and development is carried out in a worldwide network of laboratories, with the main technology centres in the Netherlands and the USA. Other technology centres include Belgium, Canada, France, Germany, India, Norway, Oman, Qatar, Singapore and the UK. Further details of research and development, including expenditure, can be found on page 59 of the Operating and Financial Review as well as Note 7 to the Consolidated Financial Statements.
RECENT DEVELOPMENTS AND POST BALANCE SHEET EVENTS
Since December 31, 2007, additional purchases of shares have been made under the buyback programme. As at February 26, 2008, an additional 21,280,000 Class A shares (representing 0.3% of Royal Dutch Shell’s entire issued share capital at December 31, 2007) had been purchased for cancellation at a total cost of $796 million including expenses. In addition, Note 36 to the Consolidated Financial Statements discloses post balance sheet events.
FINANCIAL STATEMENTS AND DIVIDENDS
The Consolidated Statement of Income and Consolidated Balance Sheet are available on pages 113 and 114 of this Report.
The Board announced on February 1, 2007, that with effect from the first quarter 2007 dividends would be declared in US dollars. The table below sets out the dividends declared by Royal Dutch Shell on each class of share. The Directors have proposed a fourth quarter interim dividend as set out below, payable on March 12, 2008, to shareholders on the register of members at close of business on February 8, 2008.

DIVIDEND PER SHARE	Q1	Q2	Q3	Q4
Royal Dutch Shell Class A shares ($)	0.36	0.36	0.36	0.36
Royal Dutch Shell Class B shares ($)	0.36	0.36	0.36	0.36
DIVIDEND PER ADR	Q1	Q2	Q3	Q4
Royal Dutch Shell Class A ADRs ($)	0.72	0.72	0.72	0.72
Royal Dutch Shell Class B ADRs ($)	0.72	0.72	0.72	0.72

The Company will continue to announce the euro and pounds sterling equivalent amounts at the same time as the US dollar declaration, using an exchange rate from the day before the declaration date:

DIVIDEND PER SHARE	Q1	Q2	Q3	Q4
Royal Dutch Shell Class A shares (euro)	0.26	0.26	0.25	0.24
Royal Dutch Shell Class A shares (pence)	18.09	17.56	17.59	18.11

Royal Dutch Shell Class B shares (euro)	0.26	0.26	0.25	0.24
Royal Dutch Shell Class B shares (pence)	18.09	17.56	17.59	18.11

CREDITOR PAYMENT POLICY AND PRACTICE
Statutory Regulations issued under the UK Companies Act 1985 require a public company to make a statement of its policy and practice on the payment of trade creditors. As a holding company whose principal business is to hold shares in Shell companies, Royal Dutch Shell has no trade creditors. Given the international nature of Shell’s operations there is no specific company-wide creditor payment policy. Relationships with suppliers are governed by Shell’s commitment to long-term relations, based on trust and mutually beneficial arrangements.
Shell U.K. Limited, the most significant UK operating company in the group, complies with the Better Payment Practice Code and had approximately 35 days’ purchases outstanding at December 31, 2007, (2006: 32 days) based on the average daily amount invoiced by suppliers during the year.
DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE PREPARATION OF THE FINANCIAL STATEMENTS
The Directors are responsible for preparing the Annual Report, the Directors’ Remuneration Report and the financial statements in accordance with applicable law and regulations.
UK Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Shell group and Parent Company Financial Statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The financial statements also comply with IFRS as issued by the International Accounting Standards Board (IASB). The financial statements are required by law to give a true and fair view of the state of affairs of the Shell group and the parent company and of the profit or loss of the Shell group and parent company for that period.
In preparing these financial statements, the Directors are required to:
•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state that the financial statements comply with IFRS as adopted by the European Union and IFRS as issued by the IASB; and

•	prepare the financial statements on the going concern basis, unless it is inappropriate to assume that Royal Dutch Shell or the Shell group will continue in business.
The Directors confirm that they have complied with the above requirements when preparing the financial statements. In addition, as far as each of the Directors are aware, there is no relevant audit information of which the auditors are unaware and each Director has taken all the steps a Director ought to have taken in order to make themselves aware of any relevant audit information and to establish that the auditors are aware of such information.

82     Royal Dutch Shell plc

The Directors are responsible for keeping proper accounting records, that disclose with reasonable accuracy at any time the financial position of Royal Dutch Shell and the Shell group and to enable them to ensure that the Financial Statements and the Directors’ Remuneration Report comply with the Companies Act 1985 and, as regards the Consolidated Financial Statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of Royal Dutch Shell and the Shell group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
BOARD OF DIRECTORS
The Directors during the year were Maarten van den Bergh, Malcolm Brinded, Linda Cook, Nina Henderson, Sir Peter Job, Lord Kerr of Kinlochard, Wim Kok, Nick Land, Aarnout Loudon (retired May 15, 2007), Christine Morin-Postel, Jorma Ollila, Lawrence Ricciardi, Rob Routs, Jeroen van der Veer and Peter Voser.
Since the year end to March 12, 2008, there have been no changes in the membership of the Board of Directors.
ELECTION AND RE-ELECTION OF DIRECTORS
The Directors seeking re-election at the 2008 Annual General Meeting (AGM) are Peter Voser, Sir Peter Job and Lawrence Ricciardi. Shareholders will also be asked to vote on the election of Dr Josef Ackermann as a Director of the Company.
The biographies of all Directors are on pages 80 and 81 of this Report and, for those seeking election or re-election, also in the Notice of the AGM. Details of the Executive Directors’ service contracts can be found on page 105 and copies are available for inspection from the Company
Secretary. Furthermore, a copy of the form of these contracts has been filed with the US Securities and Exchange Commission as an exhibit.
The terms and conditions of appointment of Non-executive Directors are set out in their letters of appointment with Royal Dutch Shell which, in accordance with the Combined Code, are available for inspection from the Company Secretary. No Director is, or was, materially interested in any contract subsisting during or at the end of the year that was significant in relation to Royal Dutch Shell’s business. See also Related Party Transactions on page 181.
FINANCIAL RISK MANAGEMENT, OBJECTIVES AND POLICIES
Descriptions of the use of financial instruments and the Shell group financial risk management objectives and policies are set out in the “Operating and Financial Review – Risk factors” and on pages 90 and 91, and also in Note 26 to the Consolidated Financial Statements.
QUALIFYING THIRD-PARTY INDEMNITIES
Royal Dutch Shell has entered into a deed of indemnity with each of the Directors. The terms of these deeds are identical and reflect the statutory provisions on indemnities introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004. Under the terms of each of these deeds, Royal Dutch Shell has indemnified each of the Directors, to the widest extent permitted by the applicable laws of England and Wales, against any and all liability, howsoever caused (including by that Director’s own negligence), suffered or incurred by that Director in the course of that Director acting as a Director or employee of Royal Dutch Shell, any Shell group member and/or certain other entities.

DIRECTORS’ INTERESTS
The interests (in shares or calculated equivalents) of the Directors in office at the end of the financial year, including any interests of a “connected person” (as defined in the Disclosure and Transparency Rules) of the Directors, are set out below:

DIRECTORS’ INTERESTS	January 1, 2007			[A]	December 31, 2007			[B]
	Class A		Class B		Class A		Class B
Maarten van den Bergh	8,000		–		8,000		–
Malcolm Brinded	14,432		22,885		14,432		28,472
Linda Cook	27,484	[C]	–		27,484	[C]	–
Nina Henderson	–		4,584	[D]	–		4,584	[D]
Sir Peter Job	–		1,492		–		3,077
Lord Kerr of Kinlochard	–		4,000		–		7,500
Wim Kok	500		–		1,750		–
Nick Land	–		3,074		–		3,074
Christine Morin-Postel	1,960		–		8,485		–
Jorma Ollila	4,000		–		21,000		–
Lawrence Ricciardi	20,000	[E]	–		20,000	[E]	–
Rob Routs	1,023		–		1,023		–
Jeroen van der Veer	46,175		–		50,000		–
Peter Voser	2,000		–		2,000		–

[A]	Excludes interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan and the Share option plans as at January 1, 2007. Interests under these plans as at January 1, 2007 are set out on pages 99 to 101.
[B]	Excludes interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan and the Share option plans as at December 31, 2007. Interests under these plans as at December 31, 2007 are set out on pages 99 to 101.
[C]	Held as 13,742 ADRs (RDS.A ADR). One RDS.A ADR represents two RDS A ordinary shares.
[D]	Held as 2,292 ADRs (RDS.B ADR). One RDS.B ADR represents two RDS B ordinary shares.
[E]	Held as 10,000 ADRs (RDS.A ADR). One RDS.A ADR represents two RDS A ordinary shares.
Royal Dutch Shell plc     83

REPORT OF THE DIRECTORS

There were no changes in Directors’ share interests during the period from December 31, 2007, to March 12, 2008, except that Wim Kok purchased 2,250 Royal Dutch Shell Class A shares on February 1, 2008.
SHARE CAPITAL STRUCTURE
The Company’s authorised and issued share capital as at December 31, 2007, is set out in Note 11 to the Parent Company Financial Statements. Disclosure requirements pursuant to The Takeover Directive can be found on this page and on pages 173-181.
SHARE PURCHASES
On May 15, 2007, shareholders approved an authority, expiring at the end of the next AGM, for Royal Dutch Shell to purchase its own shares up to a maximum of 10% of the issued share capital (excluding share purchases for employee share benefit plans). During 2007, 112,275,000 Class A shares with a nominal value of €7.9 million (representing 1.8% of Royal Dutch Shell’s entire issued share capital at December 31, 2007) had been purchased for cancellation for a total cost of $4,413 million, including expenses, at an average price of $39.31 per Class A share. Since the year end additional purchases have been made (see “Recent developments and post balance sheet events”). At February 26, 2008 a further 21,280,000 Class A shares (representing 0.3% of Royal Dutch Shell’s entire issued share capital at December 31, 2007) had been purchased for cancellation for a total cost of $796 million, including expenses, at an average price of $37.38 per Class A share.
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
POLITICAL AND CHARITABLE CONTRIBUTIONS
No political donations were made by any member of Shell companies to political parties or organisations during the year. Shell Oil Company administers the non-partisan Shell Oil Company Employees’ Political Awareness Committee (SEPAC), a political action committee registered with the US Federal Election Commission. Eligible employees may make voluntary personal contributions to SEPAC.
Shell, through individual Shell companies, sponsors social investment programmes in many countries throughout the world. In the UK, Shell donated $26 million in 2007 to charitable causes.
DIVERSITY AND INCLUSION
Detailed information can be found in the Operating and Financial Review on page 66.
COMMUNICATION AND INVOLVEMENT
Detailed information can be found in the Operating and Financial Review on page 66.
CORPORATE SOCIAL RESPONSIBILITY
A summary of Royal Dutch Shell’s approach to corporate social responsibility is contained in pages 68 to 71 of the Operating and Financial Review. Further details will be available in the Shell Sustainability Report 2007.
SIGNIFICANT CONTRACTS AND TAKEOVER DIRECTIVE INFORMATION
Shell does not have contracts or other arrangements which individually are essential to the business nor does it have any significant agreements that would take effect, alter or terminate upon a change of control of the company following a takeover bid. There are no significant restrictions on the transfer of securities. Shell operates two primary employee share ownership trusts, a Dutch Stichting and an American Rabbi Trust. The shares in the Stichting are voted by the Stichting Board, and the shares in the Rabbi Trust are voted by the Voting Trustee, U.S. Trust Company, N.A. Both the Stichting Board and the Voting Trustee are independent of Royal Dutch Shell.
In addition, the following plans have separate related share ownership trusts, namely The Shell All Employee Share Ownership Plan (“SAESOP”) and the Global All Employee Share Purchase Plan (“GESPP”). Shares held for the SAESOP are voted by its trustee, Halifax Corporate Trustees Limited, as directed by the participants. Shares held for the GESPP may be voted by its trustee, Halifax EES International Limited.

INFORMATION	LOCATION IN ANNUAL REPORT
Share capital – structure, voting and other rights	See Note 11 to Parent Company Financial Statements, and Control of Registrant (pages 173 to 181).

Significant direct and indirect holding of Royal Dutch Shell securities	See Substantial shareholdings table below.

SHARE CAPITAL PERCENTAGE
Pursuant to The Takeover Directive, below is a table with the percent of total issued share capital as at December 31, 2007.

SHARE CLASS	PERCENT
Class A	56.50
Class B	43.50
Sterling deferred shares	de minimis

SUBSTANTIAL SHAREHOLDINGS
As at February 26, 2008, Royal Dutch Shell had been notified by the following investors of their interests in 3% or more of the Company’s shares. These interests are notified to the Company pursuant to Disclosure and Transparency Rule 5.

INVESTOR	CLASS A SHARES	CLASS B SHARES
Barclays PLC	1.83%	2.39%
Legal & General Group Plc	4.38%	5.04%
The Capital Group Companies Inc	4.52%	2.91%

AUDITORS
PricewaterhouseCoopers LLP have signified their willingness to continue in office, and a resolution for their re-appointment will be submitted to the AGM.

84     Royal Dutch Shell plc

ANNUAL GENERAL MEETING
The Annual General Meeting will take place on May 20, 2008, and will be held in the Circustheater, Circusstraat 4, The Hague, The Netherlands with a satellite link to The Barbican Centre, London, UK. An audio-visual link will permit active two-way participation by persons physically present in the UK and the Netherlands. Details of the business to be put to shareholders at the Annual General Meeting can be found in the Notice of the Annual General Meeting.
By Order of the Board
Michiel Brandjes
Company Secretary
March 12, 2008

Royal Dutch Shell plc     85

Corporate governance

CORPORATE GOVERNANCE
Royal Dutch Shell is committed to the highest standards of corporate governance. We believe that such standards are essential to business integrity and performance. This report sets out the policies and practices of the Company that have been applied during the year.
The Board confirms that during the year the Company complied with the principles and provisions set out in Section 1 of the 2006 Combined Code save that for part of the year only two of the three members of the Remuneration Committee were deemed to be wholly independent (the third member being the Chairman of the Board who was deemed wholly independent upon appointment to the Board, however such a test thereafter is not appropriate in relation to the Chairman). In March 2008, Dr Josef Ackermann, a wholly independent Non-executive Director, was appointed a member of the Committee with effect from the close of business of the 2008 Annual General Meeting (AGM), subject to his election as a Director of the Company at the AGM.
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
In accordance with the NYSE rules for foreign private issuers the Company follows home country practice in relation to corporate governance. However, foreign private issuers are required to have an audit committee that satisfies the requirements of US Securities and Exchange Act Rule 10A-3 and our Audit Committee satisfies such requirements. The NYSE also requires a foreign private issuer to provide certain written affirmations and notices to the NYSE as well as a summary of the ways in which their corporate governance practices significantly differ from those followed by domestic US companies under NYSE listing standards. Our summary is available at www.shell.com/investor.
SHELL GENERAL BUSINESS PRINCIPLES
The Shell General Business Principles define how Shell companies are expected to conduct their affairs. These principles include, among other things, the commitment of Shell to support fundamental human rights and to contribute to sustainable development and can be found on www.shell.com/sgbp.
SHELL CODE OF CONDUCT
Employees are required to comply with the Shell Code of Conduct which is intended to help individual employees put our business principles into practice through the basic rules and standards we expect them to follow and the behaviour we expect of them. The Shell Code of Conduct is available online at www.shell.com/codeofconduct. The Compliance Programme supports the embedding of the Code of Conduct through values and knowledge-based training.
CODE OF ETHICS
Executive Directors and Senior Financial Officers of the Shell group must also comply with a Code of Ethics. The Code of Ethics is specifically intended to meet the requirements of Section 406 of the Sarbanes-Oxley Act and the listing requirements of the NYSE. The Code of Ethics can be found on the website www.shell.com/codeofethics.
WHISTLE-BLOWING
Shell employees may raise ethics and compliance concerns through the Shell Global Helpline. The Shell Global Helpline is a worldwide reporting mechanism, operated by a third party, which is open 24 hours a day, seven days a week through local telephone numbers and through the internet at www.shell.com or www.compliance-helpline.com/shell.
BOARD STRUCTURE AND COMPOSITION
For the period up to May 2007, the Board comprised the Chairman, Jorma Ollila, five Executive Directors including the Chief Executive, Jeroen van der Veer, and nine Non-executive Directors, including the Deputy Chairman and Senior Independent Non-executive Director, Lord Kerr of Kinlochard. Aarnout Loudon, a Non-executive Director, stood down at the 2007 AGM. A list of current Directors, with their biographies, is on pages 80 and 81 of this Report.
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
The Chief Executive, Jeroen van der Veer, bears overall responsibility for the implementation of the strategy agreed by the Board, the operational management of Royal Dutch Shell and the business enterprises connected with it. He is supported in this by the Executive Committee, which he chairs (see page 87).
NON-EXECUTIVE DIRECTORS
The Non-executive Directors bring a wide range of skills and international business experience to Shell. They also bring independent judgement on issues of strategy, performance and risk through their contribution to Board meetings and to the Board’s committee meetings. The Chairman and the Non-executive Directors meet routinely without the Executive Directors to discuss, among other things, the performance of individual Directors.
All the Non-executive Directors as at the end of 2007 are considered by the Board to be wholly independent of any personal business connection with the Company or Shell companies, with the exception of Maarten van den Bergh who receives pensions from Shell pension funds. The standard by which Directors’ independence is determined can be found online at www.shell.com/investor within the terms of reference of the Nomination and Succession Committee.
SIGNIFICANT COMMITMENTS OF THE CHAIRMAN
The other significant commitments of the Chairman are given in his biography on page 80.

86     Royal Dutch Shell plc

INDEPENDENT PROFESSIONAL ADVICE
All Directors may seek independent professional advice in connection with their role as a Director. All Directors have access to the advice and services of the Company Secretary. Royal Dutch Shell has provided to the Directors indemnities and directors’ and officers’ insurance in connection with the performance of their responsibilities. Copies of these indemnities and the directors’ and officers’ insurance policies are open to inspection. Copies of these indemnities have been previously filed with the US Securities and Exchange Commission and are incorporated by reference as an exhibit to this Report.
BOARD ACTIVITIES DURING THE YEAR
The Board met eight times during the year and all but one meeting were held in The Hague, the Netherlands. The agenda for each meeting comprises a number of regular items, including reports from each of the Board Committees, reports from both the Chief Executive and the Chief Financial Officer and business reports from each of the other Executive Directors. At most meetings the Board also considered a number of investment proposals. In accordance with matters specifically reserved for the Board, during the year the Board considered numerous strategic issues and approved each of the quarterly financial results and dividend announcements. The Board received regular reports from the various functions, including Corporate Affairs (which includes Health, Safety and Environment), Human Resources, Legal and Finance (which includes Investor Relations).
INDUCTION AND TRAINING
Following appointment to the Board, Directors receive a comprehensive induction tailored to their individual needs. This includes meetings with senior management to enable them to build up a detailed understanding of Shell’s business and strategy, and the key risks and issues that we face. During the year however there were no new appointments to the Board.
Throughout the year, regular updates on developments in legal matters, governance and accounting are provided to Directors. The Board regards site visits as an integral part of ongoing Director training. Additional training is available so that Directors can suitably update their skills and knowledge as appropriate.
ATTENDANCE AT BOARD, EXECUTIVE COMMITTEE AND BOARD COMMITTEE MEETINGS
Attendance during the year for all Board, Executive Committee and Board Committee meetings are given in the table below.

Attendance at Board, Executive Committee and Board Committee Meetings[A]
				Nomination &		Social
		Executive	Audit	Succession	Remuneration	Responsibility
	Board	Committee	Committee	Committee	Committee	Committee
Maarten van den Bergh	8/8					4/4
Malcolm Brinded	8/8	30/31
Linda Cook	8/8	31/31
Nina Henderson	8/8					4/4
Sir Peter Job	7/8				6/6
Lord Kerr of Kinlochard	8/8			7/7	6/6
Wim Kok	8/8			4/4		4/4
Nick Land	8/8		5/5
Aarnout Loudon	5/5			3/3	2/2
Christine Morin-Postel	7/8		5/5
Jorma Ollila	8/8			7/7	4/4
Lawrence Ricciardi	8/8		5/5
Rob Routs	8/8	31/31
Jeroen van der Veer	8/8	31/31
Peter Voser	8/8	31/31

[A]	The first figure represents attendance and the second figure the possible number of meetings. For example 6/8 signifies attendance at six out of a possible eight meetings. Where a director retired or was appointed to a Board Committee during the year, only meetings before retirement or after the date of appointment are shown.
EXECUTIVE COMMITTEE
The Executive Committee comprises:
Executive Directors
•	Chief Executive – Jeroen van der Veer;
•	Exploration & Production – Malcolm Brinded;
•	Gas & Power, Shell Trading, Global Solutions and Technology – Linda Cook;
•	Oil Sands, Oil Products and Chemicals – Rob Routs; and
•	Chief Financial Officer – Peter Voser.
Directors of Functions
During the year, the following were appointed as members of the Executive Committee:
•	Corporate Affairs Director – Roxanne Decyk;
•	Legal Director – Beat Hess; and
•	Human Resources Director – Hugh Mitchell.
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
A copy of each committee’s terms of reference is available from the Company Secretary and can be found online www.shell.com/investor.
Audit Committee
The members of the Audit Committee are Lawrence Ricciardi (chairman of the Committee), Nick Land and Christine Morin-Postel, all of whom are financially literate, independent, Non-executive Directors. For the purposes of the 2006 Combined Code, Christine Morin-Postel qualifies as a person with “recent and relevant financial experience” and for the purposes of US securities laws is an “audit committee financial expert”. In March 2008, it was agreed that Lawrence Ricciardi, having served a three year period as Chairman of the Committee, would step down as Chairman with effect from the close of business of the 2008 Annual General Meeting and would be succeeded by Christine Morin-Postel. It was agreed that Lawrence Ricciardi would continue to serve as a member of the Committee.
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

Royal Dutch Shell plc     87

CORPORATE GOVERNANCE

Financial Officers. The Audit Committee reviews and assesses the remit of the internal audit function. It monitors and discusses whether our risk management and internal control system is effective, including any significant matters arising from the audits which are discussed with, as appropriate, the Chief Internal Auditor, management or the external auditors, PricewaterhouseCoopers LLP. The Audit Committee monitors the qualifications, expertise, resources and independence of both the internal and external auditors and assesses each year the auditors’ performance and effectiveness. The Audit Committee also has established and monitors policies related to pre-approval of all services the external auditors provide. The Committee has established and monitors the implementation of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing or other matters, including mechanisms for the confidential or anonymous submission of related concerns by employees. These include facilities to enable employees to submit concerns confidentially or anonymously, and to ensure independent investigation with follow-up action where suitable.
The Audit Committee updates the Board quarterly and annually on its activities and recommendations. Where the Committee is not satisfied with or wherever it considers action or improvement is required concerning any aspect of risk management and internal control, financial reporting or audit-related activities, it promptly reports these concerns to the Board.
At each meeting the Audit Committee received comprehensive reports from management and the internal and external auditors as appropriate to enable it to discharge its responsibilities. During the year the Committee discussed with the Chief Financial Officer, the Controller and the external auditors, as appropriate, issues that arose on accounting policies, practices and reporting. The Committee reviewed and discussed the integrity of Royal Dutch Shell’s annual and quarterly unaudited financial statements with management and the external auditors. During the year the Committee also monitored the effectiveness of the procedures for internal control over financial reporting including Section 404 of the Sarbanes-Oxley Act.
The Committee also received reports regarding the receipt, retention, investigation and treatment of complaints regarding accounting, internal accounting controls and auditing or other matters. The Chief Compliance Officer reported to the Committee on Shell’s compliance programme activities, operations and results.
The Committee has adopted guidelines allowing audit, audit-related and non-audit services to be contracted with the external auditors without pre-approval so long as the fee value for each contract does not exceed $500,000. During the year the scope of the permitted non-audit services contracted with the external auditors consisted of tax compliance work, tax advice on proposed transactions and regulatory compliance work.
Any other services must be specifically pre-approved. Under the guidelines, permitted services must not present a conflict of interest nor compromise the independence of the external auditor. The Committee has reviewed quarterly all engagements with the external auditors.
The following table sets out the fees paid by Royal Dutch Shell to the external auditors:

SHELL GROUP AUDIT FEE[A]			$ million
	2007	2006	2005
Audit fees	48	52	47
Audit-related services[B]	3	5	22
Taxation services[C]	[D]	1	5
Other services	1	1	2

Total	52	59	76

[A]	Note 33 to the Consolidated Financial Statements on page 158 provides additional detail on the Shell group audit fee.
[B]	Fees for other audit-related services and other services provided pursuant to legislation.
[C]	Fees primarily for tax compliance.
[D]	Less than $1 million.
In 2007 the Audit Committee approved all of the aggregate fees set out in the table above.
Nomination and Succession Committee
The members of the Nomination and Succession Committee are Jorma Ollila (chairman of the Committee), Lord Kerr of Kinlochard and Wim Kok (with effect from May 16, 2007). During the year Aarnout Loudon retired as a committee member and as a Director of the Company at the AGM. The Committee met seven times during the year and Committee Members’ attendances are shown on page 87.
The Committee keeps under review the leadership needs of Royal Dutch Shell. It identifies and nominates suitable candidates for the Board’s approval to fill vacancies as and when they arise. The Committee also makes recommendations on who should be appointed chairman of the Audit Committee, the Remuneration Committee and the Social Responsibility Committee and, in consultation with the relevant chairman, on the appointment of committee members. It makes recommendations on corporate governance guidelines for Royal Dutch Shell, monitors compliance with corporate governance requirements and makes recommendations on disclosures connected to corporate governance and its appointment processes.
During the year, the Committee handled a number of matters, including general succession planning in respect of the Board and its Committees. The Committee also discussed the Board evaluation process, reviewed the independence of the Non-executive Directors and recommended to the Board a revised policy in respect of external directorships by Executive Directors.
Remuneration Committee
The members of the Remuneration Committee are Sir Peter Job (chairman of the Committee – with effect from May 16, 2007), Lord Kerr of Kinlochard and Jorma Ollila (with effect from June 20, 2007). During the year Aarnout Loudon retired as chairman of the Committee and as a Director of the Company at the AGM. In March 2008, it was agreed to appoint Dr Josef Ackermann a member of the Committee with effect from the close of business of the 2008 AGM, subject to his election as a Director of the Company at the AGM. The Committee met six times during the year. Committee Members’ attendances are shown on pages 87 and 94.

88     Royal Dutch Shell plc

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
During the year, the Committee recommended individual remuneration packages for the Chief Executive, and, in consultation with the Chairman and the Chief Executive, other Executive Directors. The Board also agreed with the Committee performance targets for the remuneration of the Chief Executive and other Executive Directors.
Further information on the work of the Committee and details of the remuneration of all the Directors for the year ended December 31, 2007, are set out in the Directors’ Remuneration Report.
Social Responsibility Committee
The members of the Social Responsibility Committee are Wim Kok (chairman of the Committee), Maarten van den Bergh and Nina Henderson. The Committee met four times during the year, and Committee Members’ attendance is shown on page 87.
The main role of the Committee is to review on behalf of the Board the policies and conduct of Shell companies with respect to the Shell General Business Principles, the Shell Code of Conduct, the Health, Safety and Environment Policy, the principles relating to Sustainable Development and other major issues of public concern. The Committee does this by receiving reports and reviewing with management Shell’s overall HSE and social performance, on Shell’s annual performance against the Code of Conduct, on the management of social and environmental impacts at major projects and operations and on emerging social and environmental issues. It also provides input on and reviews the Shell Sustainability Report, including meeting face-to-face with the report’s External Review Committee.
In addition to regular meetings, the Committee also visits Shell locations, meeting with local staff and external stakeholders to understand firsthand the community, with interested NGOs and with governments at the local and national levels, as relevant to the project. In particular, the Committee observes how Shell’s standards are being implemented in practice and where in its judgement there might be areas for increased focus. In 2007, it visited the Athabasca Oil Sands Project in Alberta, Canada and the Sakhalin II project in Russia. The Committee chairman also visited Nigeria. After each visit, the Committee reports its observations to the Executive Director responsible for that project or site and to the full Board.
The Committee reports on these topics and on its own conclusions and recommendations to executive management and the full Board.
The Committee meets four times a year in order to enable it to have a thorough review of the broad scope and variety of topics that fall within its remit. In 2007, in addition to its standard schedule, the Committee dedicated an additional full day meeting to deepen its knowledge and understanding of the developing debate around climate change and its implications for Shell operations and businesses.
BOARD EVALUATION
During the year, the Board carried out a performance evaluation of the Board, the Board committees, the Chairman and each of the Directors. As in previous years, this was an internal exercise led by the Nomination and Succession Committee.
Previously the Board has conducted a detailed and comprehensive evaluation process by a combination of written survey questionnaires and one-to-one interviews, followed by a series of discussions. The outcome of these evaluations showed that Directors were in general positive about the performance and processes of the Board and the Board Committees, however they also indicated that Directors would like to see a greater involvement by the Board in both group strategy and succession matters. Both these issues were subsequently followed up with action plans and included the introduction of a Group Strategy Day and regular update reports from the Nomination and Succession Committee.
In view of the detailed and comprehensive evaluation conducted in 2006 and the relatively recent implementation of the action plans, the Board considered it unnecessary to conduct such an extensive process in 2007 and therefore agreed to conduct the process in 2007 by interview only.
These interviews were structured and conducted on a one-to-one basis in accordance with the table below. This was followed by a discussion by the full Board of the results of the evaluation of the Board and Board Committees, whilst the results of the evaluation of the Chairman, the Chief Executive and Executive Directors were discussed by the Non-executive Directors. The outcome of this evaluation process showed that Directors were generally positive about the performance and processes of the Board and the Board committees and there was agreement that the action plans introduced after previous evaluation processes had brought about the desired changes in relation to group strategy and succession matters.

Body to be evaluated	Interview arrangement
Board	Chairman to interview Non-executive Directors
Chief Executive to interview Executive Directors

Chairman	Deputy Chairman to consult all other
Directors and to interview Chairman

Non-executive Directors	Chairman to interview Non-executive Directors

Executive Directors	Chief Executive to interview Executive Directors

Board Committees	Committee Chairman to interview Committee
Members

SHAREHOLDER COMMUNICATIONS
The Board recognises the importance of two-way communication with its shareholders and, as well as giving a balanced report of results and progress at each AGM, the Company meets with, and responds to questions and issues raised by institutional and retail shareholders. Shell’s corporate website, www.shell.com/investor has information for institutional and retail shareholders alike. Shareholders seeking information may contact the Company directly throughout the year. They also have an opportunity to ask questions in person at the AGM.

Royal Dutch Shell plc     89

CORPORATE GOVERNANCE

Shareholders can contact Shell directly via dedicated shareholder email addresses or via dedicated shareholder telephone numbers as given on the inside back cover of this Annual Report.
The Company’s Registrar, Equiniti (formerly Lloyds TSB Registrars), operates an internet access facility for shareholders, providing details of their shareholdings at www.shareview.co.uk. Facilities are also provided for shareholders to lodge proxy appointments electronically. The Royal Dutch Shell Corporate Nominee provides a facility for investors to hold their shares in Royal Dutch Shell in paperless form.
During the year, the Company Secretary wrote to shareholders to ask whether in the future they wish to receive shareholder communications, such as the Annual Review or Annual Report and Accounts, in electronic or paper form. In accordance with new provisions of the Companies Act 2006, if a shareholder chose not to respond to the Company Secretary’s letter they were deemed to have opted to no longer receive shareholder communications in paper form. In such circumstances however, shareholders are entitled to ask for a paper copy free of charge at any time.
RESULTS PRESENTATIONS AND ANALYSTS MEETINGS
The quarterly and annual results presentations and all major analysts meetings are announced in advance on the Shell website and through a regulatory release. These presentations can be followed live via webcasting or tele-conference. Other meetings with analysts or investors are not normally announced in advance, nor can they be followed by webcast or any other means. Discussions in such meetings are always limited to information already in the public domain. This is in line with the requirement to ensure that all shareholders and other parties in the financial market have equal and simultaneous access to information that may influence the share price of Royal Dutch Shell. The Chairman, the Deputy Chairman, the Chief Executive, the Chief Financial Officer and the Executive Vice-President Investor Relations of Royal Dutch Shell report regularly to the Directors on the views of major shareholders.
RESPONSIBILITY FOR PREPARING ACCOUNTS
See the Report of the Directors in this Report.
GOING CONCERN
The Directors consider that, taking into account the assets and income of Shell, Royal Dutch Shell has adequate resources to continue in operational existence for the foreseeable future. For this reason the Directors adopt the going concern basis for the Financial Statements contained in this Report.
CONTROLS AND PROCEDURES
The Board is responsible for Shell’s system of internal control and for reviewing its effectiveness and has delegated authority to the Audit Committee to assist it in fulfilling its responsibilities in relation to internal control and financial reporting.
A single overall control framework is in place which is designed to manage rather than eliminate the risk of failure to achieve business objectives, and only provides reasonable and not absolute assurance against material misstatement or loss. The Shell Control Framework applies to all wholly owned Shell companies and to those ventures and other companies where Royal Dutch Shell, directly or indirectly, has a controlling interest.
The following diagram, which has been updated during the year, illustrates the Control Framework’s key components, Foundations, Organisation and Processes. In “Foundations” we state the objectives, principles and rules that underpin and establish boundaries for Shell’s activities. “Organisation” sets out how the various legal entities involved relate to each other and how their business activities are organised and managed. “Processes” concerns the more material processes, including how authority is delegated, how strategy is set and plans are made and how performance and compliance are monitored, appraised and assured. All control activities relate to one or more of these components.
The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by Shell, which has been in place throughout the year and up to the date of this report, is regularly reviewed by the Board and accords with the guidance for directors, known as the Turnbull Guidance.
Shell has a variety of processes for obtaining assurance on the adequacy of risk management and internal control. It has a structured process to identify and review risks to the achievement of Shell’s objectives. The Executive Committee and the Audit Committee regularly consider group-level risks and associated control mechanisms. The Board has conducted its annual review of the effectiveness of Shell’s system of risk management and internal controls which cover financial, operational and compliance controls.
Pension Funds
Local trustees manage the pension funds and set the required contributions from subsidiaries based on independent actuarial valuation rather than the IFRS measures. The actuarial valuations are sensitive to changes in the assumptions made regarding future outcomes, the principal ones being in respect of increases in remuneration and pension benefits, demography (including mortality), the discount rate used to convert future cash flows to current values and the long-term return on plan assets. Substantial judgement is required in determining the assumptions.
For further information regarding the judgement applied in these assumptions and the relation to the financial position and performance of the company, see Notes 3 and 21 to the Consolidated Financial Statements.
Shell has established a number of responses to address the key pension risks. These include the establishment of a joint Human Resources and Finance Pensions Forum that is responsible for the retirement strategy and risk responses. In addition, specific controls have been established

90     Royal Dutch Shell plc

with respect to: retirement benefit and plan design; pension plan investments, liabilities and funding; and pension reporting.
Treasury and Trading
Shell companies, in the normal course of their business, use financial instruments of various kinds for the purposes of managing exposure to currency, commodity price and interest rate movements.
Shell has treasury standards applicable to all Shell companies and each Shell company is required to adopt a treasury policy consistent with these standards. These policies cover financing structure, foreign exchange and interest rate risk management, insurance, counterparty risk management and derivative instruments, as well as the treasury control framework. Wherever possible, treasury operations are operated through group-level specialist regional organisations, but without removing from each Shell company the responsibility to formulate and implement appropriate treasury policies.
Debt financing is generally structured centrally on a floating rate basis and, except in special cases, further interest rate management is discouraged.
Each Shell company measures its foreign currency exposures against the underlying currency of its business (its functional currency), reports foreign exchange gains and losses against its functional currency and has hedging and treasury policies in place which are designed to manage foreign exchange exposure so defined. The functional currency for most upstream companies and for other companies with significant international business is the US dollar, but other companies usually have their local currency as their functional currency.
Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most Shell companies is not permitted by their treasury policy.
Certain Shell companies have a mandate to trade natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products, and to use commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised.
Shell uses risk management systems for recording and valuing instruments. There is regular review of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques (see below), daily monitoring of trading positions against limits and marking-to-market of trading exposures with a department independent of traders reviewing the market values applied to trading exposures. Shell’s exposure to substantial trading losses is therefore considered limited.
Shell utilises VAR techniques based on variance/covariance or Monte Carlo simulation models and make a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period and within a 95% confidence level. The calculation of the range of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Each of the models is regularly back tested against actual fair value movements to ensure model integrity is maintained.
Other than in exceptional cases, the use of external derivative instruments is generally confined to specialist oil and gas trading and central treasury organisations which have appropriate skills, experience, supervision, control and reporting systems.
Information on derivatives and other financial instruments and derivative commodity instruments is provided in Note 26 of the Consolidated Financial Statements and on pages 171 to 172 of this Report.
Management’s Evaluation of Disclosure Controls and Procedures of Shell
As indicated in the certifications in Exhibits 12.1 and 12.2 of this report, Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of Shell’s disclosure controls and procedures as at December 31, 2007. Based on that evaluation, these officers have concluded that Shell’s disclosure controls and procedures are effective.
Management’s Report on Internal Control over Financial Reporting of Shell
Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over Shell’s financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting with respect to Shell based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Royal Dutch Shell’s internal control over financial reporting with respect to Shell was effective as at December 31, 2007.
PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements in this annual report, has issued an attestation report on Royal Dutch Shell’s internal control over financial reporting, as stated in their report beginning on page 111 of this report.
The Trustee’s and Management’s Report on Internal Control over Financial Reporting of the Royal Dutch Shell Dividend Access Trust
The Trustee of the Royal Dutch Shell Dividend Access Trust is responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting. The Trustee and the Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Trustee and management concluded that the Trust’s internal control over financial reporting was effective as at December 31, 2007.
PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements in this annual report, has issued an attestation report on the Trustee’s and management’s internal control over financial reporting, as stated in their report beginning on page 196 of this report.
The Trustee’s and Management’s Evaluation of Disclosure Controls and Procedures for the Royal Dutch Shell Dividend Access Trust
The Trustee and Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures in respect of the Dividend Access Trust as at December 31, 2007. Based on that evaluation, these officers have concluded that the disclosure controls and procedures of the Trust are effective.
Royal Dutch Shell plc     91

CORPORATE GOVERNANCE

Changes in Internal Control over Financial Reporting
There has not been any change in the internal controls over financial reporting of Shell or the Dividend Access Trust that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, such internal controls over financial reporting. The daily operations of the Dividend Access Trust are administered on behalf of Shell by Lloyds TSB Offshore Trust Company Limited, an established trustee services company. Material financial information of the Dividend Access Trust is included in the Consolidated Financial Statements of Shell and is therefore, subject to the same disclosure controls and procedures of Shell. See “Supplementary Information – Control of registrant (unaudited)” and the Royal Dutch Shell Dividend Access Trust Financial Statements for additional information.
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
92     Royal Dutch Shell plc

Directors’ Remuneration Report

This report outlines the remuneration policies for the Chief Executive, the Chief Financial Officer, and Executive Directors (collectively referred to as “Executive Directors”), and for the Non-executive Directors of Royal Dutch Shell (referred to otherwise as “the Company”).
It also details the individual remuneration of the Directors of Royal Dutch Shell for the year ended December 31, 2007.
The report follows Schedule 7A of the Companies Act 1985, the UK Combined Code corporate governance requirements on Directors’ remuneration and the UK Listing Rules.
The Board has approved this report and it will be presented to shareholders for approval at the Annual General Meeting (AGM) on May 20, 2008.
This report contains the following sections:
•	The Remuneration Committee (“REMCO”);
•	Executive Directors’ remuneration;
•	Executive Directors’ contracts of service; and
•	Non-executive Directors.
EXECUTIVE SUMMARY

•	Individual salary increases of between 4.2% and 8.8% were awarded to Executive Directors in 2007 varying by individual based on market-related considerations (see page 95).
•	2007 bonuses to the Chief Executive and Executive Directors are 156% and 143% of base salary, respectively.
•	REMCO approved a revised target bonus level for 2008 of 150% of base salary for the Chief Executive, with a maximum of 250%.
•	2007 conditional awards under the Long-term Incentive Plan (LTIP) were 2.4 times base salary for the Chief Executive and 2.2 times base salary for the other Executive Directors.
•	REMCO approved amendments to these levels for 2008. The Chief Executive’s LTIP award has been increased to 2.5 times base salary and the other Executive Directors’ to 2.4 times base salary (see page 97).
•	As a result of Shell’s performance against its peers during 2005–2007, 65% of the performance shares awarded under the 2005 LTIP were released (see page 97).
•	At the 2008 AGM, shareholders will be asked to approve two resolutions for the adoption of changes in award policy for the LTIP and Restricted Share Plan (RSP):
1.	raising the current individual conditional award limit on LTIP awards from 2.5 times base salary to 4 times.
2.	allowing awards under the RSP to be made to Executive Directors (see page 97).
During 2007, Executive Directors received a total compensation package as noted in the table below.

					€
	Jeroen	Malcolm	Linda	Rob	Peter
	van der Veer	Brinded	Cook	Routs	Voser
Earnings	4,692,909	2,766,517	2,601,749	2,488,780	2,398,793
Release of LTIP awards	0	0	0	0	0
Release of Deferred Bonus Plan awards	0	0	0	0	0
Share option gains	389,564	300,352	–	–	–
Pension benefits	1,421,000	68,678	1,063,792	420,000	451,818

Total compensation
in euro	6,503,473	3,135,547	3,665,541	2,908,780	2,850,611

in US dollar	8,963,732	4,321,722	5,052,213	4,009,170	3,928,995

in sterling	4,473,283	2,156,723	2,521,269	2,000,746	1,960,735

Details of each of the figures can be found in the pages that follow.
DEAR SHAREHOLDER

As chairman of the Remuneration Committee, I am pleased to present to you the Directors’ Remuneration Report of Royal Dutch Shell.
The Remuneration Committee is continuously considering the competitiveness and effectiveness of Shell’s pay packages. From our review this year and through discussions with our major shareholders, we have concluded that the plan design continues as is but remains under review. The LTIP and Deferred Bonus Plan (DBP) performance measure therefore stays as is: relative TSR measured against a peer group of oil majors. However, we are submitting two resolutions concerning award policy to you for approval.
Firstly, we propose to increase the LTIP award limit to four times base salary to ensure that packages can remain competitive. In the immediate future, the Chief Executive’s award level will be increased but awards to the other Executive Directors will not be increased beyond 2.5 times base salary at present market award levels.
Secondly, in view of forthcoming changes to the Board composition, we propose to extend participation in the RSP to Executive Directors. Our strategy is capital intensive and geared to the long term. Continuity is therefore a key business concern. Ahead of the retirement of Jeroen van der Veer and Rob Routs in the coming months, it is appropriate to consider a retention grant, maturing in three years, for the three Executive Directors who remain.
Details of the proposals are covered in the relevant sections of this report.
Furthermore, the Committee wishes to distinguish the pay of the Chief Executive more markedly from that of other Executive Directors to reflect the responsibilities of the position. The Committee has therefore increased the target bonus for the Chief Executive to 150% of base salary.
I look forward to meeting you at our AGM on May 20, 2008.
Sir Peter Job
Chairman of the Remuneration Committee
March 11, 2008
Royal Dutch Shell plc      93

DIRECTORS’ REMUNERATION REPORT
The Remuneration Committee (REMCO)

CONSTITUTION

Aarnout Loudon retired as the chairman of REMCO on May 15, 2007. Sir Peter Job replaced him as chairman with effect from May 16, 2007. REMCO is made up of two independent Non-executive Directors and the Chairman of the Board.
The current members are:
•	Sir Peter Job (Chairman);
•	Lord Kerr of Kinlochard; and
•	Jorma Ollila.
In March 2008, it was agreed to appoint Dr Josef Ackermann as a member of the Committee, a third independent Non-executive Director, with effect from the close of business of the 2008 AGM, subject to his election as a Director of the Company at the AGM.
See biographies on pages 80 and 81.
REMCO met six times in 2007, with attendance shown below:

DIRECTOR	ATTENDANCE
Aarnout Loudon	2/2
Sir Peter Job	6/6
Lord Kerr of Kinlochard	6/6
Jorma Ollila	4/4

RESPONSIBILITIES

REMCO’s key responsibilities in respect of Executive Directors include:
•	agreeing performance frameworks, setting targets and reviewing performance;
•	determining remuneration and benefits; and
•	determining contractual terms.
REMCO also keeps informed of remuneration issues and employment conditions elsewhere in Shell. The Committee periodically monitors remuneration for senior executives to ensure alignment and consistency with the Company’s remuneration objectives.
REMCO’s Terms of Reference are reviewed annually and updated, where necessary. You can find them on the Shell website www.shell.com/investor or you can ask the Company Secretary for copies. See inside back cover for details.
ADVISERS TO REMCO

During 2007, REMCO sought advice within Shell from Hugh Mitchell, Human Resources Director and Secretary to the Committee and from Michael Reiff, Head of Remuneration and Benefits. Jeroen van der Veer, Chief Executive, was invited by REMCO to provide further information to the Committee on the Shell Scorecard, the remuneration of senior executives, and the performance of the other Executive Directors.
REMCO appointed no external remuneration consultants during 2007. External market data and plan valuations from Towers Perrin supported decision making.

94      Royal Dutch Shell plc

Executive Directors’ remuneration

OVERALL REMUNERATION PHILOSOPHY

The following principles underpin REMCO remuneration policies and decisions for Executive Directors:
PAY FOR PERFORMANCE
The remuneration structures for Executive Directors are designed to reward overall achievement of Shell’s objectives, in a way which ensures that outstanding leadership and results are significantly rewarded.
More than half an Executive Director’s target total direct compensation (excluding pension) is linked to performance and weighted to the long term. This proportion is consistent with market practice and the long-term nature of Shell’s business.
2007 PAY MIX FOR EXECUTIVE DIRECTORS

COMPETITIVENESS
REMCO sets competitive total remuneration levels to attract and motivate talented individuals. These levels are determined by reference to the practices of companies of comparable size, complexity and global scope. Pensions and other benefits are set in line with local market practices due to the range of national social security and tax regimes involved.
SHAREHOLDING
REMCO believes that Executive Directors should align their long-term interests with those of shareholders by holding shares.
CONSISTENCY
Shell’s base salary, annual bonus and long-term incentive plans for Executive Directors are consistent in structure and design with those for senior managers of Shell.
COMPLIANCE
REMCO takes its decisions in the context of the Shell General Business Principles. REMCO ensures compliance with legal and corporate governance regulations in the UK and US and with applicable laws when designing and implementing policies and plans.
COMPENSATION – STRUCTURE
The Executive Directors’ compensation package is made up of: base salary, annual bonus, long-term incentives, i.e. LTIP and DBP awards, pension and other benefits.
BASE SALARY
Base salary levels are set with reference to appropriate market levels as benchmarked against a comparator group comprising companies of comparable size, complexity and scope. The current grouping consists of the oil majors (BP, Chevron, ExxonMobil and Total) and a selection of top European-based companies, including a selection from the FTSE and AEX[A]. The spread provides a balanced mix across industry sectors and geography.

[A] Allianz	Diageo	Rio Tinto
Anglo American	E.ON	Roche
AstraZeneca	GlaxoSmithKline	Siemens
AXA	HSBC	Unilever
Barclays	Nokia	Vivendi
BHP Billiton	Novartis	Vodafone
Deutsche Bank	Philips
Base salary levels are set in euro. REMCO reviews and adjusts these levels with effect from July 1 each year. In 2007, REMCO endorsed base salary increases to sustain competitive market positions, recognising normal market movements. The current base salary levels of the Chief Executive and the Executive Directors are shown below.

BASE SALARY
	As at July 1, 2007			As at July 1, 2006			2007 euro increase
	€	£	$	€	£	$
Jeroen van der Veer	1,850,000	1,272,485	2,549,854	1,700,000	1,158,811	2,150,298	8.8%
Malcolm Brinded	1,120,000	770,369	1,543,695	1,075,000	732,778	1,359,747	4.2%
Linda Cook	985,000	677,512	1,357,625	935,000	637,346	1,182,664	5.4%
Rob Routs	1,000,000	687,830	1,378,299	955,000	650,979	1,207,962	4.7%
Peter Voser	985,000	677,512	1,357,625	935,000	637,346	1,182,664	5.4%

Royal Dutch Shell plc      95

DIRECTORS’ REMUNERATION REPORT EXECUTIVE DIRECTORS’ REMUNERATION

ANNUAL BONUS
Executive Directors are eligible for an annual bonus for achieving results that further Shell’s objectives. The annual bonus is determined by performance against the Shell Scorecard. This Scorecard has financial, operational and sustainable development targets, all set as part of Shell’s annual planning process. The targets are stretching but realistic.
SHELL SCORECARD COMPONENTS

[A]	Primarily based on number of reported cases of work-related injury, but also including other Sustainable Development measures, details of which can be found in the Shell Sustainability Report.
At the end of the financial year, results are translated into an overall score between a minimum of zero and a maximum of two. Bonus awards are based on this score multiplied by the target bonus level. REMCO uses its judgement to make a final determination, which for 2007 was 1.3.
The target level of the 2007 bonus was 120% of base salary for the Chief Executive and 110% of base salary for Executive Directors. The maximum bonus for the Chief Executive and Executive Directors was 240% and 220%, respectively.
Taking into account the 2007 Shell Scorecard result, REMCO determined that the annual bonuses payable for 2007 would be 156% of base salary for the Chief Executive and 143% of base salary for the Executive Directors.
For performance year 2008 the target annual bonus for the Chief Executive has been set 150% with a maximum award level of 250%. REMCO believes this change is appropriate for competitive reasons as well as to reflect the increased responsibility of this role.
REMCO intends to consider individual performance in making annual bonus determinations in future.
EXECUTIVE DIRECTORS’ 2007 EARNINGS

The following table shows the earnings of the Executive Directors in office during 2007.

EARNINGS OF EXECUTIVE DIRECTORS IN OFFICE DURING 2007 (This table has been audited)											€
	Jeroen van der Veer		Malcolm Brinded		Linda Cook			Rob Routs		Peter Voser
	2007	2006	2007	2006	2007	2006		2007	2006	2007	2006
Salary	1,775,000	1,625,000	1,097,500	1,062,500	960,000	885,112	[A]	977,500	940,000	960,000	892,500
Bonus[B]	2,886,000	2,040,000	1,601,600	1,290,000	1,408,550	1,122,000		1,430,000	1,146,000	1,408,550	1,122,000
Cash benefits[C]	15,000	15,840	7,500	8,340	154,674	173,814		43,100	42,903	22,219	16,428

Total cash	4,676,000	3,680,840	2,706,600	2,360,840	2,523,224	2,180,926		2,450,600	2,128,903	2,390,769	2,030,928

Car benefit	–	–	24,443	22,049	20,929	24,006		31,506	35,108	–	–
Other benefits[D]	16,909	13,371	35,474	28,457	57,596	56,302		6,675	5,157	8,024	17,513

Total in euro	4,692,909	3,694,211	2,766,517	2,411,346	2,601,749	2,261,234		2,488,781	2,169,168	2,398,793	2,048,441
Total in US dollar	6,468,233	4,672,739	3,813,088	3,050,066	3,585,989	2,860,192		3,430,284	2,743,740	3,306,254	2,591,035

Total in sterling	3,227,923	2,518,173	1,902,893	1,643,703	1,789,561	1,541,378		1,711,857	1,478,621	1,649,961	1,396,327

[A]	The 2006 salary was calculated from euro and US dollar allocations. The equivalent value would have been €892,500.
[B]	The annual bonus figures are shown in the table in their related performance year and not in the following year in which they are paid. (See also the Deferred Bonus Plan table on page 100).
[C]	Includes representation allowances, employer contributions to health insurance plan, school fees, car allowances and tax compensation.
[D]	Comprises social security premiums paid by the employer as well as provisions for company-provided transport for home to office commuting and exceptional use of the corporate aircraft.
The aggregate amount paid to or receivable by Executive Directors of Royal Dutch Shell and other Shell companies for services in all capacities during the fiscal year ended December 31, 2007 was €14,948,749 (2006: €12,584,400).
96      Royal Dutch Shell plc

LONG-TERM INCENTIVES

This section covers two programmes currently in use, namely: the
Long-term Incentive Plan (LTIP) and the Deferred Bonus Plan (DBP). Details are also given of outstanding share options under a prior share option plan, and REMCO’s proposed change in the award policy of the Restricted Share Plan (RSP).
Long-term incentives ensure a closer link between Executive Directors’ pay and Shell’s performance compared to its peers. REMCO continues to review long-term incentive measures. To date relative Total Shareholder Return (TSR) has been regarded as the performance test that most closely aligns the interests of Executive Directors with those of shareholders. REMCO assures itself that the underlying performance of Shell is satisfactory before releasing any conditional performance shares to Executive Directors. TSR is calculated using a 90 calendar day average of share prices around the beginning and end dates of the performance period.
Awards are subject to performance over a period of three years, after which they are released if the performance condition is met and if the participant remains in employment during the performance period (subject to certain exceptions, including retirement).
REMCO will retain discretion to adjust the level of shares released when TSR outcomes are close. REMCO will base such judgements on the achievement of the annual Shell Scorecard targets excluding TSR over the performance period and other performance measures it deems appropriate.
REMCO approves award dates in advance, setting them to the beginning of the next open period[A]. Grant prices, including previously issued stock options, have at no time been set retroactively.
Although the rules of these long-term incentive plans allow for dilution, existing share capital currently funds these plans.
In response to a Dutch Corporate Income Tax rule disallowing the tax deductibility of share-delivered remuneration, REMCO approved a change in the delivery mechanism of the long-term incentive and the deferred bonus plans. For awards made after January 1, 2007 delivery will be in cash and not shares. The impact will only be realised from 2010 when the first awards under this change vest.
LONG-TERM INCENTIVE PLAN
Under the LTIP, an award of performance shares is made conditionally once a year. Awards have a face value of between zero and two and a half times base salary where the face value of the conditional performance share award is the number of shares multiplied by the share price at the time of the award.
[A]	On January 30, 2007, REMCO (as the delegated authority of the Royal Dutch Shell Board) approved LTIP and DBP awards to be made on February 2, 2007, based on a market price determined as the closing price on the day of the award. The number of shares comprising the awards and the value of these awards was subsequently confirmed at its meeting of March 6, 2007. For 2008, REMCO set the value for both LTIP and DBP awards on January 29, 2008, for a grant date of February 1, 2008.
The final value delivered to Executive Directors will depend on the TSR performance of Royal Dutch Shell relative to the other major integrated oil companies. The current schedule is as follows:

TSR RANK	FINAL NUMBER OF PERFORMANCE SHARES

1st	2 x award
2nd	1.5 x award
3rd	0.8 x award
4th or 5th	Nil

During 2007, the Chief Executive was made a conditional award of performance shares under the LTIP with a face value of 2.4 times his base salary. The other Executive Directors were made a conditional award of performance shares with a face value of 2.2 times their base salary. The actual number of shares Executive Directors will receive in 2010 will depend on the Company’s TSR performance over the period 2007 to 2009.
In 2005, Executive Directors were granted a conditional award of performance shares under the LTIP. The performance period was January 1, 2005 to December 31, 2007. Shell was ranked fourth but the difference with third was narrow. REMCO exercised discretion and released 65% of the LTIP award, basing the judgement on the fact that the Company exceeded targets set by the Board in the annual scorecard for each of the years in question.
For more details see the Long-term Incentive Plan table on page 99.
For 2008, the level of the conditional performance awards has been increased to reinforce an emphasis on the longer term. For the Chief Executive this level will be 2.5 times base salary and for the Executive Directors 2.4 times base salary.
At the 2008 AGM, shareholders will be asked to approve raising the individual limit for LTIP awards to four times base salary. This will provide REMCO with the necessary flexibility to award competitive long-term incentive awards moving forward. REMCO would increase the 2009 award to the Chief Executive beyond the present limit but has no plans at current market levels to increase awards for the other Executive Directors.
RESTRICTED SHARE PLAN
Awards under the RSP are made on a highly selective basis for retention and recruitment purposes. Shares are subject to a restriction period of three years and are released with the addition of dividend shares. To date Executive Directors have not been eligible to participate in the RSP.
Subject to shareholder approval at the AGM, REMCO intends to use the RSP for Executive Directors. For 2008, it is planned to make RSP awards to the three Executive Directors who are not retiring over the next year, to enhance retention ahead of the forthcoming Board successions. The RSP awards have no performance conditions and will vest in 2011, subject to the Executive Directors continuous employment. REMCO will retain discretion to reduce the vesting level should either business or individual performance warrant review. The face value of the awards will be one times base salary.
Royal Dutch Shell plc     97

DIRECTORS’ REMUNERATION REPORT EXECUTIVE DIRECTORS’ REMUNERATION

DEFERRED BONUS PLAN
The DBP encourages share ownership by allowing Executive Directors to invest part of their annual bonus in Royal Dutch Shell shares.
Under the DBP, Executive Directors can choose to invest up to 50% of their annual bonus in deferred bonus shares. From the 2006 financial year, Executive Directors have been required to defer a minimum of 25% of their bonus into deferred bonus shares.
Any dividends payable on these deferred bonus shares are accrued as dividend shares. Provided the Executive Director remains employed by Shell for three years following the year in which the bonus was earned, he or she will receive one matching share for every four deferred bonus and dividend shares. REMCO determined that an element of guaranteed share-matching remains appropriate to encourage share ownership. Additional performance-related matching shares can be earned depending on the performance of the TSR of the Company against the other major integrated oil companies consistent with the LTIP as follows:

NUMBER OF PERFORMANCE-RELATED
TSR RANK	MATCHING AND DIVIDEND SHARES

(per every 4 deferred bonus shares)

1st	3
2nd	2
3rd	1
4th or 5th	Nil

The deferred bonus shares, dividend shares and matching shares are released three years after the end of the year in which the annual bonus was earned.
In February 2008, DBP awards were made to Executive Directors, including additional matching shares. (See also the Deferred Bonus Plan table on page 100 for more details.)
In 2005, Executive Directors were granted conditional awards of matching shares under the DBP. The performance period was January 1, 2005, to December 31, 2007. Given that the performance condition of the DBP is identical to that of the 2005 LTIP award, REMCO decided in March 2008, to release 65% of one performance-related matching share.

98     Royal Dutch Shell plc

EXECUTIVE DIRECTORS’ LONG-TERM INCENTIVE INTERESTS

The tables below show the LTIP, the DBP, and the share option interests of the Executive Directors in office during 2007. Awards under the LTIP for 2003 and 2004 did not vest and zero shares were released.

LONG-TERM INCENTIVE PLAN (This section of the table has been audited)									These columns are not audited

	Total	Performance	Dividend	Market	Additional	Number of	Value of	Total	Expected value of		Theoretical gains
	number of	shares	shares	price at	shares	shares	shares at	number of	performance		as at Dec 31,
	shares	conditionally	accumulated	date of	awarded/	released	release	shares under	share award[B]		2007[C]
	under award	awarded	from grant	award	(lapsed)	during the		award as at
	as at Jan 1,	during the	date[A]		during the	year		Dec 31,
Awards	2007	year			year			2007

Royal Dutch Shell plc Class A shares				€			€		€	$	€	$

Jeroen van der Veer
2007 to 2009		156,202	5,965	26.12	–	–	–	162,167	3,477,789	4,793,434	3,729,841	5,486,674
2006 to 2008	137,168	–	10,712	27.12	–	–	–	147,880	3,389,921	4,093,367	0	0
2005 to 2007	145,199	–	12,706	25.62	–	–	–	157,905	3,247,560	3,940,257	0	0
2004 to 2006	126,422	–	13,804	20.65	(140,226)	0	0	0	–	–	–	–

Rob Routs
2007 to 2009		80,436	3,072	26.12	–	–	–	83,508	1,790,882	2,468,372	1,920,684	2,825,366
2006 to 2008	75,036	–	5,860	27.12	–	–	–	80,896	1,854,413	2,239,224	0	0
2005 to 2007	79,430	–	6,950	25.62	–	–	–	86,380	1,776,555	2,155,490	0	0
2004 to 2006	87,188	–	9,520	20.65	(96,708)	0	0	0	–	–	–	–

Peter Voser
2007 to 2009		78,751	3,007	26.12	–	–	–	81,758	1,753,366	2,416,664	1,880,434	2,766,158
2006 to 2008	68,952	–	5,385	27.12	–	–	–	74,337	1,704,055	2,057,665	0	0
2005 to 2007	72,989	–	6,387	25.62	–	–	–	79,376	1,632,510	1,980,721	0	0

Royal Dutch Shell plc Class B shares				£			£		£	$	£	$

Malcolm Brinded
2007 to 2009		91,730	3,449	17.07	–	–	–	95,179	1,334,714	2,673,878	1,591,393	3,177,375
2006 to 2008	81,191	–	6,205	19.33	–	–	–	87,396	1,430,167	2,541,836	0	0
2005 to 2007	87,381	–	7,470	18.40	–	–	–	94,851	2,016,630	3,608,858	0	0
2004 to 2006	101,538	–	10,563	13.88	(112,101)	0	0	0	–	–	–	–

Peter Voser
2004 to 2006	72,498	–	6,354	15.03	(78,852)	0	0	0	–	–	–	–

Royal Dutch Shell plc Class A ADRs				$			$			$		$

Linda Cook
2007 to 2009		39,378	1,487	68.02	–	–	–	40,865		2,283,146		2,752,666
2006 to 2008	34,798	–	2,654	64.89	–	–	–	37,452		2,057,686		0
2005 to 2007	36,507	–	3,129	63.46	–	–	–	39,636		1,980,721		0

[A]	Dividend shares are performance related and accumulate each year at an assumed notional LTIP award of 100% and dividend payment 100%. Where an award is made dividend shares will be awarded as if shares where held from the original date.
[B]	The expected values of the conditional performance shares awards have been calculated on the basis of a Monte Carlo pricing model provided by Towers Perrin. Currently, the Monte Carlo model is considered the most appropriate way to value a plan with a relative market condition. The expected value of the 2007 awards based on this approach is equal to 85% of the face value of the conditional awards.
[C]	Theoretical gains represent the value of the conditional shares awarded in previous years under the LTIP at the end of the financial year. This is calculated by multiplying the fair market value of the shares of Royal Dutch Shell, at December 31, 2007, by the number of shares under the LTIP that would vest based on the achievement of performance conditions as determined by TSR up to December 31, 2007.
On January 29, 2008, REMCO decided that in 2008, the Chief Executive be made a conditional award of performance shares under the LTIP with a face value of 2.5 times his base salary and the other Executive Directors be made a conditional award of performance shares under the LTIP with a face value of 2.4 times their base salary. On February 1, 2008 the following shares were awarded conditionally:

Total number of shares
conditionally awarded

Jeroen van der Veer[A]	192,949
Malcolm Brinded[B]	114,201
Linda Cook[C]	49,058
Rob Routs[A]	100,125
Peter Voser[A]	98,623

[A]	Royal Dutch Shell plc Class A shares.
[B]	Royal Dutch Shell plc Class B shares.
[C]	Royal Dutch Shell plc Class A ADRs.
The 2005 award of conditional performance shares was made on August 5, 2005. The performance period for these conditional performance shares was January 1, 2005 to December 31, 2007. As a result of Shell’s performance against its peers, REMCO determined on March 11, 2008, to release 65% of these shares.
Royal Dutch Shell plc     99

DIRECTORS’ REMUNERATION REPORT EXECUTIVE DIRECTORS’ REMUNERATION

DEFERRED BONUS PLAN (This table has been audited)
	Total number of	Deferred bonus	Matching shares	Market price	Dividend shares	Performance-	Total	Value of	Total number of
	shares under	shares	conditionally	of deferred	accrued during	related	released/	shares at	shares under
	award as at	awarded	awarded	bonus shares	the year[C]	matching	(lapsed)	release	award as at
	Jan 1, 2007	during	during	and matching		shares	during		Dec 31, 2007
Awards[A]		the year[B]	the year	shares at award		released	the year
Royal Dutch Shell plc Class A shares				€				€

Jeroen van der Veer
2007 to 2009		39,050	9,762	26.12	1,864	–	–	–	50,676
2006 to 2008	45,625	–	–	27.32	1,742	–	–	–	47,367
2005 to 2007	34,497	–	–	25.62	1,317	–	–	–	35,814

Rob Routs
2007 to 2009		17,550	4,387	26.12	838	–			22,775

Peter Voser
2007 to 2009		21,477	5,369	26.12	1,025	–	–	–	27,871
2006 to 2008	12,509	–	–	27.32	477	–	–	–	12,986

Royal Dutch Shell plc Class B shares				£				£

Malcolm Brinded
2007 to 2009		25,017	6,254	17.07	1,176	–	–	–	32,447
2006 to 2008	29,637	–	–	19.54	1,114	–	–	–	30,751
2005 to 2007	22,546	–	–	18.40	847	–	–	–	23,393

Royal Dutch Shell plc Class A ADRs				$				$

Linda Cook
2007 to 2009		10,740	2,685	68.02	507	–	–	–	13,932

[A]	Awards made in 2005 and 2006 refer to the portion of the 2004 and 2005 annual bonus, respectively, which was deferred and the related accrued dividends and matching shares.
[B]	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), in which there is no beneficial ownership. The value of these deferred bonus shares is also included in the annual bonus figures in the Earnings of Executive Directors table on page 96.
[C]	Representing dividends paid during the year on the number of shares equal to the deferred bonus shares awarded, and also matching shares on those dividend shares.
Deferred bonus share awards resulting from the deferral of their 2007 bonuses were made on February 1, 2008. Jeroen van der Veer, Malcolm Brinded and Linda Cook elected to defer 50%, Rob Routs 40% and Peter Voser 25% of their bonuses, respectively. These elections resulted in share awards as follows:

	Deferred	Matching	Total number of
	shares	shares	shares awarded
Jeroen van der Veer[A]	60,200	15,050	75,250
Malcolm Brinded[B]	34,022	8,505	42,527
Linda Cook[C]	14,615	3,653	18,268
Rob Routs[A]	23,863	5,965	29,828
Peter Voser[A]	14,690	3,672	18,362

[A]	Royal Dutch Shell plc Class A shares.
[B]	Royal Dutch Shell plc Class B shares.
[C]	Royal Dutch Shell plc Class A ADRs.
On March 11, 2008 REMCO released 65% of one performance-related matching share of the 2005 DBP award.

100 Royal Dutch Shell plc

SHARE OPTIONS (This table has been audited)
	At Jan 1,	Number	At Dec 31,	Grant price[A]	Exercisable	Expiry date	Realisable gains,		Realised gains on share
	2007	of options	2007		from date		as at Dec 31, 2007[B]		options exercised[C]
		exercised
		during the year
Options Royal Dutch Shell plc Class A shares				€			€	$	€	$

Jeroen van der Veer	41,700	(41,700)	0	20.58	22.12.01	21.12.08	0	0	389,564	559,678
	67,500	–	67,500	29.77	23.03.03	22.03.10	0	0	–	–
	80,000	–	80,000	31.30	26.03.04	25.03.11	0	0	–	–
	105,000	–	105,000	31.05	21.03.05	20.03.12	0	0	–	–
	300,000	–	300,000	18.41	19.03.06	18.03.13	3,103,500	4,565,314	–	–
	300,000	–	300,000	20.65	07.05.07	06.05.14	2,431,500	3,576,788	–	–

Malcolm Brinded	50,000	–	50,000	31.05	21.03.05	20.03.12	0	0	–	–
	230,000	–	230,000	18.41	19.03.06	18.03.13	2,379,350	3,500,074	–	–

Linda Cook	212,600	–	212,600	21.34	05.11.07	04.11.14	1,576,429	2,318,960	–	–

Rob Routs	36,000	–	36,000	29.77	23.03.03	22.03.10	0	0	–	–
	50,000	–	50,000	31.05	21.03.05	20.03.12	0	0	–	–
	98,800	–	98,800	18.41	19.03.06	18.03.13	1,022,086	1,503,510	–	–
	100,132	–	100,132	20.48	19.08.06	18.08.13	828,592	1,218,877	–	–
	230,000	–	230,000	20.65	07.05.07	06.05.14	1,864,150	2,742,204	–	–

Options Royal Dutch Shell plc Class B shares				£			£	$	£	$

Malcolm Brinded	10,774	(10,774)	0	15.28	11.12.00	10.12.07	0	0	54,533	113,609
	39,996	(20,000)	19,996	12.63	22.12.01	21.12.08	165,298	330,035	154,132	321,102
	52,797	–	52,797	17.58	23.03.03	22.03.10	175,528	350,459	–	–
	4,022	–	4,022	19.59	13.11.03	12.11.10	5,253	10,488	–	–
	39,968	–	39,968	19.21	26.03.04	25.03.11	67,500	134,770	–	–
	229,866	–	229,866	13.89	07.05.07	06.05.14	1,612,205	3,218,930	–	–

Peter Voser	229,866	–	229,866	15.04	05.11.07	04.11.14	1,348,206	2,691,829	–	–

Options Royal Dutch Shell plc Class A ADRs				$				$		$

Linda Cook[D]	45,000	–	45,000	52.08	01.03.01	01.03.10		1,445,400		–
	2,175	–	2,175	56.34	21.04.01	21.04.10		60,596		–
	43,750	–	43,750	60.75	08.03.02	07.03.11		1,025,938		–
	35,000	–	35,000	54.35	21.03.03	20.03.12		1,044,750		–
	70,500	–	70,500	40.64	19.03.04	18.03.13		3,070,980		–

[A]	The grant price is the average of the opening and closing share prices over a period of five successive trading days prior to and including the day on which the options are granted (not at a discount).

[B]	Represents the value of unexercised share options granted in previous years at the end of the financial year, calculated by taking the difference between the grant price of the option and the fair market value of the shares of Royal Dutch Shell at December 31, 2007, multiplied by the number of shares under option at December 31, 2007. The actual gain realised, if any, will depend on the market price of the Royal Dutch Shell shares at the time of exercise.

[C]	The market prices of share options exercised during 2007 by Jeroen van der Veer and Malcolm Brinded were €29.92 and £20.34, respectively.

[D]	In addition to amounts reported in 2006 Linda Cook realised gains from cash-delivered Stock Appreciation Rights totalling $103,187 during 2006.
Shell suspended share option grants in 2005 in favour of conditional share awards under the LTIP and the DBP (see pages 97 and 98). The share options listed above relate to Royal Dutch Shell shares and have a 10 year term.
The price range of the Royal Dutch Shell plc Class A shares listed at the Euronext Exchange during the year was €23.72 to €31.35 and the market price at the year end was €28.75. The price range of the Royal Dutch Shell plc Class B shares listed at the London Stock Exchange during the year was £16.00 to £21.73 and the market price at year end was £20.90. The price range of the Royal Dutch Shell plc Class A ADRs listed at the NYSE during the year was $62.71 to $88.31 and the market price at year end was $84.20.
Royal Dutch Shell plc     101

DIRECTORS’ REMUNERATION REPORT EXECUTIVE DIRECTORS’ REMUNERATION

ALL-EMPLOYEE SHARE SCHEMES

Executive Directors are not currently eligible to participate in the Global Employee Share Purchase Plan or in any of the all-employee share plans in their home countries.
SHAREHOLDINGS

Executive Directors are expected to build up shareholdings to the value of two times their base salary over five years. Until the targets are met, they are required to, in the course of the relevant year, acquire shares to the value of at least 50% of the after tax gain arising from any awards vesting from 2008 onwards pursuant to the Company’s executive share incentive plans. Once the targets have been met, they are required to hold the shares and maintain that level for the full period of their appointment as Executive Directors. Executive Directors can build up personal shareholdings through performance-related long-term and deferred bonus plans and by use of personal funds.
You can find details of directors’ shareholdings on page 83.
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
HISTORICAL TSR PERFORMANCE OF ROYAL DUTCH SHELL plc CLASS A SHARES
Growth in the value of a hypothetical €100 holding [A] over five years and [B] since unification on July 20, 2005.
Euronext 100 comparison based on 30 trading day average values.
HISTORICAL TSR PERFORMANCE OF ROYAL DUTCH SHELL plc CLASS B SHARES
Growth in the value of a hypothetical £100 holding [A] over five years and [B] since unification on July 20, 2005.
FTSE 100 comparison based on 30 trading day average values.
PENSION AND BENEFITS

PENSION POLICY
Retirement benefit arrangements for Executive Directors are based on local market practices. Cost, affordability, sustainability, sharing of investment risks and local legislation are taken into account in the design and execution of these arrangements.
EXECUTIVE DIRECTORS’ PENSION PLANS
The Executive Directors participate in pension plans that apply to employees from their base countries. Under these arrangements only base salary is pensionable except in relation to Linda Cook. In line with standard US market practice, under the US plans Linda Cook’s annual bonus is also pensionable. Contribution rates for Executive Directors are the same as for other employees under these plans.
There is no mandatory retirement age for Executive Directors. REMCO will agree retirement schedules with Executive Directors to retire as appropriate to plan effective executive leadership succession, taking into account applicable legislation and the individual’s preferences.

102 Royal Dutch Shell plc

EXECUTIVE DIRECTORS’ PENSION INTERESTS
During 2007, Jeroen van der Veer, Rob Routs, Malcolm Brinded, Linda Cook and Peter Voser accrued retirement benefits under defined benefit plans. In 2007, Linda Cook also accrued retirement benefits under defined contribution schemes. Executive Directors accrued pension benefits during
2007 as detailed in the following table, which is stated both in the local currency in which the interests are accrued and in US dollars. The transfer values are calculated using the cash equivalent transfer value method in accordance with Actuarial Guidance Note 11 (GN11).

PENSIONS (This table has been audited)					Values in thousands
Accrued pension
					Accrued pension
					increase over the year
		At Dec 31, 2007	Increase over the year		(excluding inflation)
	€	$	€	$	€	$
Jeroen van der Veer[A]	1,206.00	1,774.10	142.00	195.72	125.00	172.29
Rob Routs[B]	633.00	931.16	42.00	57.89	33.00	45.48
	£		£		£
Malcolm Brinded[C]	485.56	969.46	23.38	46.84	3.51	7.02

Linda Cook[D]		1,029.86		240.42		206.43
	CHF		CHF		CHF
Peter Voser[E]	700.80	621.96	87.60	73.36	76.56	64.11

PENSIONS (This table has been audited)										Values in thousands
Transfer value of accrued benefits
								Increase in accrued
						Increase over		pension over the
						the year less		year (excluding inflation)
	At Dec 31, 2007		At Dec 31, 2006			Director’s contribution		less Director’s contribution
	€	$	€		$	€	$	€		$
Jeroen van der Veer[A]	18,174.00	26,734.34	15,757.00		20,739.71	2,279.00	3,141.14	1,421.00		1,958.56
Rob Routs[B]	9,574.00	14,083.56	8,543.00		11,244.48	958.00	1,320.41	420.00		578.89
	£		£			£		£
Malcolm Brinded[C]	12,623.70	25,204.48	11,707.60	[F]	22,958.60	872.20	1,747.31	47.20	[G]	94.56

Linda Cook[D]		5,936.08			4,566.08		1,370.00			1,189.85
	CHF		CHF			CHF		CHF
Peter Voser[E]	7,465.62	6,625.74	6,279.78		5,145.02	1,113.65	932.59	743.43		622.56

[A]	The pension values for Jeroen van der Veer are based on a planned retirement date of June 30, 2009.

[B]	The pension values for Rob Routs are based on a planned retirement date of December 31, 2008.

[C]	Malcolm Brinded elected to have his benefits in the SCPF restricted to the lifetime allowance with any excess provided from an unfunded defined benefit scheme, the Shell Supplementary Pension Plan. This promise of delivery is contained within the aggregate values presented in the table and is therefore not disclosed separately.

[D]	The company contributed $273,869 to the Shell Provident Fund for US employees and the Senior Executive Group Deferral Plan, both of which are defined contribution plans. Including this amount, Linda Cook’s increase in accrued pension over the year is €1,063,792.

[E]	The transfer value funded in the Swiss pension fund equals CHF 6,006,885. It is composed of the transfer value of the accrued pension covered in the pension fund (CHF 3,712,230) and the value of the savings account (CHF 2,294,655) which was created when the salary was capped in 2006 by a change to the legal regulations. The balance of CHF 1,458,737 at December 31, 2007, will be delivered by an unfunded arrangement.

The transfer value of Peter Voser’s accrued pension over the year is €451,858.

[F]	The assumed pension age for Malcolm Brinded has changed from 60 years and 3 months to 58 years and 9 months to reflect the age at which he may elect to retire with a full pension. Due to this change in assumption, the transfer value at the start of the year has been adjusted by £946,700. The transfer value at December 31, 2006 shown in the 2006 Directors’ Remuneration Report was £10,760,900.

[G]	The increase in accrued pension over the year is attributable to a below inflation salary increase. The equivalent value is €68,678.
Royal Dutch Shell plc 103

DIRECTORS’ REMUNERATION REPORT EXECUTIVE DIRECTORS’ REMUNERATION

BENEFITS AND PERQUISITES POLICY
Executive Directors’ occupational and other benefits as well as perquisites are established in line with those for senior executives and regular employees on the basis of local market practices. Personal loans or guarantees are not granted to Executive Directors. Executive Directors’ expenses are audited internally and reviewed by REMCO on a regular basis.
TARGET TOTAL DIRECT COMPENSATION
Target total direct compensation comprises base salary, annual bonus and the expected value of long-term incentives. It excludes pension, benefits and perquisites. REMCO bases its policy and actual remuneration decisions on target total direct compensation levels that the Executive Directors are expected to receive if the expected values of each incentive are realised. The 2007 target total direct compensation levels are shown in the table below.
These numbers are used only to assist decision making. The actual amount of total compensation Executive Directors will realise in any year will depend on the Shell Scorecard performance in the year under review. It will also depend on the performance and market price of the Royal Dutch Shell shares at the time of release of the LTIP and DBP awards at the end of the performance period of these awards. However, REMCO endorses these on-target levels of total direct compensation and the underlying expected performance of Executive Directors.

TARGET TOTAL DIRECT COMPENSATION OF EXECUTIVE DIRECTORS IN OFFICE as at July 1, 2007
	Base salary €	On-target bonus €	On-target LTIP €	On-target DBP €	Total €	Total $	Total £
Jeroen van der Veer	1,850,000	2,220,000	3,800,000	600,000	8,470,000	11,650,000	5,850,000
Malcolm Brinded	1,120,000	1,232,000	2,100,000	350,000	4,802,000	6,600,000	3,300,000
Linda Cook	985,000	1,083,500	1,850,000	300,000	4,218,500	5,800,000	2,900,000
Rob Routs	1,000,000	1,100,000	1,900,000	300,000	4,300,000	5,950,000	2,950,000
Peter Voser	985,000	1,083,500	1,850,000	300,000	4,218,500	5,800,000	2,900,000

104 Royal Dutch Shell plc

Executive Directors’ contracts of service

CONTRACTS POLICY

Contracts for Executive Directors are governed by Dutch law. The contracts contain terms and conditions consistent with those of other Netherlands-based senior executives. The contracts end by notice of either party or automatically at retirement.
Standard Executive Director contracts do not contain predetermined settlements for early termination. REMCO will recommend terms and conditions for any situation that arises where a severance payment is appropriate, taking into consideration applicable law and corporate governance provisions. Temporary severance arrangements may be agreed to help the recruitment process if Executive Directors are appointed from outside Shell.
EXECUTIVE DIRECTORS’ SERVICE CONTRACTS

Executive Directors do not have a contract of service with the Company. Jeroen van der Veer, Malcolm Brinded, Rob Routs and Peter Voser have employment contracts with Shell Petroleum N.V. effective from July 20, 2005. Linda Cook’s contract is with Shell Expatriate Employment US Inc. and was effective from August 1, 2005. Under Dutch law, their contracts entitle them to the statutory notice period that applies for employees in the Netherlands. This is one month for an employee and up to a maximum of four months for the employer, depending on the duration of the employment contract concerned at the time of termination.
To provide stability and continuity within Shell and to the downstream business strategy, Jeroen van der Veer’s and Rob Routs’s contracts have been extended to June 30, 2009, and December 31, 2008, respectively. As is the case with Rob Routs, Jeroen van der Veer will receive a lump sum payment representing the net present value of the difference in the pension accrued under the prevailing pension fund rules and the amount which he would have accrued by June 30, 2009, had he retired as originally scheduled, at age 60. For the purpose of calculating the transfer of benefits, the planned retirement date will revert to age 60.
Peter Voser will stand for re-election at the AGM of 2008. Jeroen van der Veer is scheduled to stand for re-election at the AGM of 2009 and Malcolm Brinded and Linda Cook are scheduled to stand for re-election at the AGM of 2010. During the year, retiring or past Executive Directors did not receive any payments on termination.
EXTERNAL APPOINTMENTS

The Board considers external appointments to be valuable in broadening Executive Directors’ knowledge and experience. The number of outside directorships is generally limited to one. The Board must explicitly approve such appointments. The Board approved a new policy to allow Executive Directors to retain any cash payments they receive from external board directorships with effect from July 1, 2007. Prior to this Executive Directors had been able to keep payments from external directorships received in shares.
During 2007, in his capacity as a Non-executive Director of Unilever, Jeroen van der Veer retained fees in the amounts of €22,500 and £15,502 from Unilever N.V. and Unilever plc, respectively.
During 2007, Peter Voser received compensation for his services as a member of the Supervisory Board of UBS AG. He received 600,000 Swiss francs, delivered in UBS shares that vest over four years.
During 2007, Linda Cook received compensation for her services as a Non-executive Director of The Boeing Company in the form of deferred stock units at a value of $205,000. This included a cash retainer of $75,000, which she opted to defer. Under the rules of the deferred compensation plan for Directors of Boeing, these deferred stock units will not be distributed to her as Boeing shares until after her retirement or other termination of Boeing Board service.

Royal Dutch Shell plc 105

DIRECTORS’ REMUNERATION REPORT
Non-executive Directors

REMUNERATION POLICY

The Board determines the fees payable to Non-executive Directors of Royal Dutch Shell, within a limit specified by the Articles of Association. The annual limit was set at £2,500,000. In 2007, the total amount of fees payable to Royal Dutch Shell Non-executive Directors was £1,360,678 ($2,726,578).
The Board reviews Non-executive Directors’ remuneration levels periodically to ensure they are aligned with other major listed companies. Adjustments will be made as appropriate during 2008.
Personal loans or guarantees are not granted to Non-executive Directors.
FEES

From 2007, Non-executive Directors’ fees have been set in euro.
The 2007 fee level for the Chairman of the Board was €750,000. All Non-executive Directors of Royal Dutch Shell were paid an annual fee of €105,000. The Senior Independent Director, Lord Kerr of Kinlochard, received an additional fee of €45,000.
Committee chairman and committee fees for 2007 and 2008 are shown in the table below. Non-executive Directors were paid an additional fee of €4,500 for any Board meeting involving intercontinental travel, although there will be no payment for one meeting per year requiring intercontinental travel, held in a location other than The Hague.
Executive Directors of Royal Dutch Shell do not receive any Directors’ fees.

ADDITIONAL ANNUAL COMMITTEE FEES OF NON-EXECUTIVE DIRECTORS as at December 31, 2007			€
Committee name	Chairman’s fee[A]		Member’s fee
Audit Committee	37,500		22,500
Remuneration Committee	30,000		17,250	[B]
Social Responsibility Committee	30,000		17,250
Nomination and Succession Committee	22,500	[B]	12,000

[A]	The chairman of a committee of the Board does not receive an additional fee for membership of that committee.

[B]	Jorma Ollila receives no additional payments for chairing the Nomination and Succession Committee and for being a member of the Remuneration Committee. He does have the use of an apartment when on business in The Hague.
The table below shows the earnings of the Non-executive Directors in office during 2007.

EARNINGS OF NON-EXECUTIVE DIRECTORS OF ROYAL DUTCH SHELL IN OFFICE DURING 2007 (This table has been audited)
	2007			2006
Royal Dutch Shell Non-executive Directors	£	€	$	£	€	$
Maarten van den Bergh	84,087	122,250	168,497	77,858	114,219	144,473
Nina Henderson	108,849	158,250	218,116	117,133	171,836	217,353
Sir Peter Job	92,107	133,910	184,568	81,351	119,344	150,956
Lord Kerr of Kinlochard	123,293	179,250	247,060	119,282	174,989	221,341
Wim Kok[A]	99,396	144,507	199,173	84,845	124,469	157,439
Nick Land	88,303	128,379	176,944	42,725	62,679	79,281
Aarnout Loudon[B]	38,295	55,675	76,737	97,821	143,506	181,518
Christine Morin-Postel	87,698	127,500	175,733	84,845	124,469	157,439
Jorma Ollila	515,872	750,000	1,033,724	292,771	429,501	543,268
Lawrence Ricciardi	122,778	178,500	246,026	115,867	169,979	215,003

[A]	Includes a compulsory company contribution to Dutch medical insurance.

[B]	Aarnout Loudon retired from the Board of Royal Dutch Shell on May 15, 2007.
106 Royal Dutch Shell plc

NON-EXECUTIVE DIRECTORS’ PENSION INTERESTS

Non-executive Directors do not accrue any retirement benefits as a result of their Non-executive directorships with the Company. During his service as an employee and a Managing Director for Shell, Maarten van den Bergh accrued retirement benefits under the Stichting Shell Pensioenfonds
(SSPF) and the Shell Petroleum Company Limited Managing Directors’ Pension Scheme[A], an unfunded defined benefit plan. The values of his pension benefits during 2007 are detailed in the following tables, which are stated in euro and in US dollar. The transfer values are calculated using the cash equivalent transfer value method in accordance with GN11. Maarten van den Bergh currently receives a pension from both these funds.

PENSIONS (This table has been audited)
Accrued pension
	At Dec 31, 2007		Increase over the year		Increase over the year
					(excluding inflation)[A]
Values in thousands	€	$	€	$	€	$
Maarten van den Bergh	670.32	986.06	12.95	17.84	0.16	0.22

Transfer value of accrued benefits
					Increase over		Increase in accrued
					the year less		pension over the
					Director’s contributions[B]		year (excluding inflation)
	At Dec 31, 2007		At Dec 31, 2006[A]				less Director’s contributions[B]
Values in thousands	€	$	€	$	€ $		€ $
Maarten van den Bergh	9,897.02	14,558.73	10,216.40	13,447.05	(194.96)	(268.71)	(16.88)	(23.26)

[A]	The values relating to the Shell Petroleum Company Limited Managing Directors’ Pension Scheme accrued in sterling and have been converted to euro at the corresponding rate of exchange. These values include SSPF benefits which were not reported in prior years.

[B]	The net increase in pension and transfer value excluding inflation are negative due to the price inflation for the year being higher than the 3% pension increase granted during the period.

APPOINTMENTS

In accordance with the Combined Code (see also page 86), Non-executive Directors are appointed for specified terms of office, subject to the provisions of the Articles of Association regarding their election and re-election at the Annual General Meetings. Sir Peter Job and Lawrence Ricciardi will stand for re-election at the AGM of 2008. Non-executive Directors’ appointments are subject to three months’ notice and there is no compensation provision for early termination.
You can obtain a copy of the standard letter of appointment for Non-executive Directors from the Company Secretary.
COMPENSATION OF DIRECTORS AND
SENIOR MANAGEMENT

Shell paid and/or accrued a total amount of compensation of $36,524,815[A] (2006: $21,576,166) for services in all capacities that Directors and Senior Management of the Company provided during the fiscal year ended December 31, 2007. In addition the Company accrued a total amount of $7,075,010 (excluding inflation), to provide pension, retirement and similar benefits for Directors and Senior Management during the fiscal year ended December 31, 2007.
You can find biographies of the Directors and Senior Management on pages 80 to 81 and 175, respectively.
Signed on behalf of the Board
Michiel Brandjes
Company Secretary
March 12, 2008

[A]	In 2007, the Board added four members to Senior Management (see Control of Registrants on page 175 for the full details).

Royal Dutch Shell plc 107

REPORTS OF THE	110	Reports of the Independent Auditors
INDEPENDENT AUDITORS

CONSOLIDATED	112	Consolidated Financial Statements
FINANCIAL STATEMENTS	117	Notes to the Consolidated Financial Statements

Reports of the Independent Auditors

REPORT ON THE ANNUAL REPORT AND ACCOUNTS

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC
We have audited the Consolidated and Parent Company Financial Statements (the “Financial Statements”) of Royal Dutch Shell plc for the year ended 31 December, 2007. The Consolidated Financial Statements comprise the Consolidated Statement of Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements. The Parent Company Financial Statements comprise the Statement of Income, the Balance Sheet, the Statement of Changes in Equity and the Statement of Cash Flows and the related Notes to the Parent Company Financial Statements. The Financial Statements have been prepared under the accounting policies set out in the respective notes to the Financial Statements. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.
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
We report to you our opinion as to whether the Financial Statements give a true and fair view and whether the Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Consolidated Financial Statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors’ Report is consistent with the Financial Statements. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.
We review whether the Corporate Governance Statement reflects Royal Dutch Shell’s compliance with the nine provisions of the Combined Code 2006 specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of Shell’s corporate governance procedures or its risk and control procedures.
We read other information contained in the Annual Report and consider whether it is consistent with the audited Financial Statements. The other information comprises only the Unification of Royal Dutch and Shell Transport, Selected financial data, the Chairman’s message, the Chief Executive’s review, the Operating and Financial Review, the Board of Royal Dutch Shell plc, the Report of the Directors, the Corporate Governance Report, the unaudited part of the
Directors’ Remuneration Report, the Supplementary Information, the Additional shareholder information and the Exhibits. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.
BASIS OF AUDIT OPINION
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Shell group’s and parent company’s circumstances, consistently applied and adequately disclosed.
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
OPINION
In our opinion:
•	the Financial Statements give a true and fair view, in accordance with International Financial Reporting Standards as adopted by the European Union, of the state of the Shell group’s and the parent company’s affairs as at 31 December, 2007, and of the Shell group’s and the parent company’s income, changes in equity and cash flows for the year then ended;

•	the Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Consolidated Financial Statements, Article 4 of the IAS Regulation; and

•	the information given in the Directors’ Report is consistent with the Financial Statements.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
March 12, 2008
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

110     Royal Dutch Shell plc

REPORT ON THE ANNUAL REPORT ON FORM 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC
In our opinion, the accompanying Consolidated Statement of Income and the related Consolidated Balance Sheet, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows present fairly, in all material respects, the financial position of Royal Dutch Shell plc and its subsidiaries at December 31, 2007, and December 31, 2006, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2007, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control – Integrated Framework” issued by the COSO. The Company’s management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Corporate Governance Report as set out on page 91. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits which were integrated audits in 2007 and 2006. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
London
March 12, 2008
Note that the report set out above is included for the purpose of Royal Dutch Shell’s Annual Report on Form 20-F for 2007 only and does not form part of Royal Dutch Shell’s Annual Report and Accounts for 2007.

Royal Dutch Shell plc     111

112 Royal Dutch Shell plc

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME				$ million

	NOTES	2007	2006	2005

Revenue	4	355,782	318,845	306,731
Cost of sales		296,697	262,989	252,622

Gross profit		59,085	55,856	54,109
Selling, distribution and administrative expenses		16,621	16,616	15,482
Exploration		1,712	1,562	1,286
Share of profit of equity-accounted investments	13	8,234	6,671	7,123
Interest and other income	5	2,698	1,428	1,171
Interest expense	5	1,108	1,149	1,068

Income before taxation		50,576	44,628	44,567
Taxation	20	18,650	18,317	17,999

Income from continuing operations		31,926	26,311	26,568
Income/(loss) from discontinued operations	9	–	–	(307)

Income for the period		31,926	26,311	26,261

Income attributable to minority interest		595	869	950

Income attributable to shareholders of Royal Dutch Shell plc		31,331	25,442	25,311

EARNINGS PER SHARE (See Note 34)			$

	2007	2006	2005

Basic earnings per share	5.00	3.97	3.79
Continuing operations	5.00	3.97	3.84
Discontinued operations	–	–	(0.05)

Diluted earnings per share	4.99	3.95	3.78
Continuing operations	4.99	3.95	3.83
Discontinued operations	–	–	(0.05)

The Notes on pages 117 to 161 are an integral part of these Consolidated Financial Statements.
Royal Dutch Shell plc     113

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET			$ million
	NOTES	Dec 31, 2007	Dec 31, 2006
ASSETS
Non-current assets
Intangible assets	11	5,366	4,808
Property, plant and equipment	12	101,521	100,988
Investments:
equity-accounted investments	13	29,153	20,740
financial assets	14	3,461	4,493
Deferred tax	20	3,253	2,968
Pre-paid pension costs	21	5,559	3,926
Other	15	5,760	5,468

		154,073	143,391

Current assets
Inventories	16	31,503	23,215
Accounts receivable	17	74,238	59,668
Cash and cash equivalents	18	9,656	9,002

		115,397	91,885

Total assets		269,470	235,276

LIABILITIES
Non-current liabilities
Debt	19	12,363	9,713
Deferred tax	20	13,039	13,094
Retirement benefit obligations	21	6,165	6,096
Other provisions	22	13,658	10,355
Other	23	3,893	4,325

		49,118	43,583

Current liabilities
Debt	19	5,736	6,060
Accounts payable and accrued liabilities	24	75,697	62,556
Taxes payable	20	9,733	6,021
Retirement benefit obligations	21	426	319
Other provisions	22	2,792	1,792

		94,384	76,748

Total liabilities		143,502	120,331

EQUITY
Ordinary share capital	25	536	545
Treasury shares	27	(2,392)	(3,316)
Other reserves	29	14,148	8,820
Retained earnings		111,668	99,677

Equity attributable to shareholders of Royal Dutch Shell plc		123,960	105,726
Minority interest		2,008	9,219

Total equity		125,968	114,945

Total liabilities and equity		269,470	235,276

/s/ Peter Voser
Peter Voser
Chief Financial Officer, for and on behalf of the Board of Directors

March 12, 2008
The Notes on pages 117 to 161 are an integral part of these Consolidated Financial Statements.
114 Royal Dutch Shell plc

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY							$ million

	Equity attributable to shareholders of Royal Dutch Shell plc
	Ordinary	Treasury	Other	Retained		Minority	Total
	share capital	shares	reserves[A]	earnings	Total	interest	equity

At January 1, 2005	584	(4,187)	9,688	80,781	86,866	5,313	92,179
Currency translation differences	–	–	(4,449)	–	(4,449)	114	(4,335)
Unrealised gains/(losses) on securities	–	–	309	–	309	1	310
Unrealised gains/(losses) on cash flow hedges	–	–	(226)	–	(226)	(9)	(235)

Income/(expense) recognised directly in equity[A]	–	–	(4,366)	–	(4,366)	106	(4,260)

Income for the period	–	–	–	25,311	25,311	950	26,261

Total recognised income/(expense) for the period	–	–	(4,366)	25,311	20,945	1,056	22,001
Capital contributions from minority shareholders	–	–	–	–	–	954	954
Effect of Unification[A]	–	–	(1,929)	30	(1,899)	(30)	(1,929)
Dividends paid[B]	–	–	–	(10,556)	(10,556)	(293)	(10,849)
Treasury shares: net sales/(purchases) and dividends received	–	378	–	–	378	–	378
Shares repurchased for cancellation	(13)	–	13	(4,988)	(4,988)	–	(4,988)
Share-based compensation	–	–	178	–	178	–	178

At December 31, 2005	571	(3,809)	3,584	90,578	90,924	7,000	97,924

Currency translation differences	–	–	3,715	–	3,715	31	3,746
Unrealised gains/(losses) on securities	–	–	813	–	813	–	813
Unrealised gains/(losses) on cash flow hedges	–	–	143	–	143	7	150

Income/(expense) recognised directly in equity[A]	–	–	4,671	–	4,671	38	4,709

Income for the period	–	–	–	25,442	25,442	869	26,311

Total recognised income/(expense) for the period	–	–	4,671	25,442	30,113	907	31,020
Capital contributions from minority shareholders	–	–	–	–	–	1,601	1,601
Effect of Unification[A]	–	–	154	–	154	–	154
Dividends paid[B]	–	–	–	(8,142)	(8,142)	(289)	(8,431)
Treasury shares: net sales/(purchases) and dividends received	–	493	–	–	493	–	493
Shares repurchased for cancellation	(26)	–	26	(8,201)	(8,201)	–	(8,201)
Share-based compensation	–	–	385	–	385	–	385

At December 31, 2006	545	(3,316)	8,820	99,677	105,726	9,219	114,945

Currency translation differences	–	–	5,389	–	5,389	28	5,417
Unrealised gains/(losses) on securities	–	–	(340)	–	(340)	(1)	(341)
Unrealised gains/(losses) on cash flow hedges	–	–	(116)	–	(116)	–	(116)

Income/(expense) recognised directly in equity[A]	–	–	4,933	–	4,933	27	4,960

Income for the period	–	–	–	31,331	31,331	595	31,926

Total recognised income/(expense) for the period	–	–	4,933	31,331	36,264	622	36,886

Capital contributions from minority shareholders	–	–	–	–	–	748	748
Transactions with minority shareholders[C]	–	–	–	(5,473)	(5,473)	(8,378)	(13,851)
Dividends paid[B]	–	–	–	(9,001)	(9,001)	(203)	(9,204)
Treasury shares: net sales/(purchases) and dividends received	–	924	–	–	924	–	924
Shares repurchased for cancellation	(9)	–	9	(4,866)	(4,866)	–	(4,866)
Share-based compensation	–	–	386	–	386	–	386

At December 31, 2007	536	(2,392)	14,148	111,668	123,960	2,008	125,968

[A]	See Note 29.

[B]	See Note 30.

[C]	See Note 28.
The Notes on pages 117 to 161 are an integral part of these Consolidated Financial Statements.
Royal Dutch Shell plc 115

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS (see Note 31)			$ million
	2007	2006	2005
Cash flow from operating activities:
Income for the period	31,926	26,311	26,261
Adjustment for:
Current taxation	20,076	17,338	19,435
Interest (income)/expense	550	716	632
Depreciation, depletion and amortisation	13,180	12,615	11,981
(Profit)/loss on sale of assets	(3,349)	(571)	(1,313)
Decrease/(increase) in net working capital	(6,206)	(4,052)	(5,664)
Share of profit of equity-accounted investments	(8,234)	(6,671)	(7,123)
Dividends received from equity-accounted investments	6,955	5,488	6,709
Deferred taxation and other provisions	(773)	1,833	(1,515)
Other	(801)	(266)	(47)

Cash flow from operating activities (pre-tax)	53,324	52,741	49,356
Taxation paid	(18,863)	(21,045)	(19,243)

Cash flow from operating activities	34,461	31,696	30,113

Cash flow from investing activities:
Capital expenditure	(24,576)	(22,922)	(15,904)
Investments in equity-accounted investments	(1,852)	(851)	(705)
Proceeds from sale of assets[A]	8,566	1,611	2,310
Proceeds from sale of equity-accounted investments	1,012	282	4,313
Proceeds from sale of/(additions to) financial assets	1,055	22	362
Interest received	1,225	997	863

Cash flow from investing activities	(14,570)	(20,861)	(8,761)

Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months	(455)	75	(956)
Other debt:
New borrowings	4,565	4,263	2,130
Repayments	(2,796)	(2,232)	(2,656)
Interest paid	(1,235)	(1,296)	(1,124)
Change in minority interest[A]	(6,757)	1,434	1,143
Net issue/(repurchase) of shares	(4,387)	(8,047)	(4,988)
Dividends paid to:
Shareholders of Royal Dutch Shell plc	(9,001)	(8,142)	(10,556)
Minority interest	(203)	(289)	(293)
Payments to former Royal Dutch shareholders	–	–	(1,651)
Treasury shares: net sales/(purchases) and dividends received	876	493	378

Cash flow from financing activities	(19,393)	(13,741)	(18,573)

Currency translation differences relating to cash and cash equivalents	156	178	(250)

Increase/(decrease) in cash and cash equivalents	654	(2,728)	2,529
Cash and cash equivalents at January 1	9,002	11,730	9,201

Cash and cash equivalents at December 31	9,656	9,002	11,730

[A]	See Note 28.

The Notes on pages 117 to 161 are an integral part of these Consolidated Financial Statements.
116 Royal Dutch Shell plc

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

The Consolidated Financial Statements of Royal Dutch Shell and its subsidiaries (collectively known as “Shell” or the “Shell group”) have been prepared using the carry-over basis to account for the Unification and on the basis that the resulting structure was in place throughout the periods presented.

The Consolidated Financial Statements have been prepared in accordance with the provisions of the Companies Act 1985, Article 4 of the International Accounting Standards (IAS) Regulation and with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to Royal Dutch Shell, there are no material differences with IFRS as issued by the International Accounting Standards Board (IASB).

The Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies set out in Note 2 below have been consistently applied to all periods presented. Certain pronouncements have been issued but are not yet required to be adopted; Note 2 discusses any which have been early adopted in 2007 and any which may have a future impact on these policies but have not yet been adopted.

The Consolidated Financial Statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities and other derivative contracts.

The preparation of financial information in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying Shell’s accounting policies. The key accounting estimates and judgements are explained in Note 3 below. Actual results could differ from those estimates.

The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 12, 2008.

2
ACCOUNTING
POLICIES

NATURE OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements are presented in US dollars (“dollars”) and include the accounts of Royal Dutch Shell and its subsidiaries, which are those companies in which it, either directly or indirectly, has control either through a majority of the voting rights or the right to exercise a controlling influence or to obtain the majority of the benefits and be exposed to the majority of the risks.

NATURE OF OPERATIONS AND SEGMENTAL REPORTING

Shell is engaged in all principal aspects of the oil and natural gas industry, and also has interests in chemicals and additional interests in power generation and renewable energy (chiefly in wind and advanced solar energy). Shell conducts its business through six principal business segments, Exploration & Production, Gas & Power, Oil Sands, Oil Products, Chemicals and Corporate. These activities are conducted in more than 110 countries and territories. With effect from 2007, segment information is reported in accordance with IFRS 8 Operating Segments, which has replaced IAS 14 Segment Reporting. IFRS 8 was not required to be adopted until 2009.

REVENUE RECOGNITION

Revenue from sales of oil, natural gas, chemicals and all other products is recognised when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. In Exploration & Production, Gas & Power and Oil Sands this generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism. For sales by refining companies, it is either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms. For wholesale sales of oil products and chemicals it is either at the point of delivery or the point of receipt, depending on contractual conditions.

Revenue resulting from the production of oil and natural gas properties in which Shell has an interest with other producers is recognised on the basis of Shell’s working interest (entitlement method). Gains and losses on derivative contracts and the revenue and costs associated with other contracts which are classified as held for trading purposes are reported on a net basis in the Consolidated Statement of Income. Purchase and sale of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock utilised in Shell’s refinery operations are shown net in the Consolidated Statement of Income. Sales between subsidiaries, as disclosed in the segment information, are based on prices generally equivalent to commercially available prices.

Revenue is stated after deducting sales taxes, excise duties and similar levies.

Royal Dutch Shell plc     117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 continued
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
[A] Recognition in the Consolidated Balance Sheet
Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recorded in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see “Provisions”) and certain development costs (see “Research and development”). Accounting for exploration costs is described separately below (“Exploration costs”). Intangible assets include goodwill, capitalised software costs and trademarks. Interest is capitalised, as an increase in property, plant and equipment, on major capital projects during construction.
Property, plant and equipment and intangible assets are subsequently recognised at cost less accumulated depreciation (including any impairment).
[B] Depreciation, depletion and amortisation
Property, plant and equipment related to hydrocarbon production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned (proven and probable minable reserves in respect of oil sands extraction plants), except in the case of assets whose useful life is shorter than the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Unproved properties are amortised as required by particular circumstances. Other property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives which is generally 30 years for upgraders, 20 years for refineries and chemical plants and 15 years for retail service station facilities, and major inspection costs are amortised over the estimated period before the next planned major inspection (three to five years). Property, plant and equipment held under finance leases are depreciated over the lease term.
Goodwill is tested for impairment annually. Other intangible assets are amortised on a straight-line basis over their estimated useful lives (for periods up to 40 years).
[C] Impairment
Other than properties with no proved reserves (where the basis for carrying costs in the Consolidated Balance Sheet is explained under “Exploration costs”), the carrying amounts of major property, plant and equipment are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs to sell and value in use determined as the amount of estimated risk adjusted discounted future cash flows. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Assets held for sale are recognised at the lower of the carrying amount and fair value less cost to sell. No further provision for depreciation is charged on such assets.
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
EXPLORATION COSTS
Shell follows the successful efforts method of accounting for oil and natural gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in property, plant and equipment, pending determination of proved reserves. Exploration wells that are more than 12 months old are expensed unless (a) proved reserves are booked, or (b) (i) they have found commercially producible quantities of reserves, and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future or other activities are being undertaken to sufficiently progress the assessing of reserves and the economic and operating viability of the project.
ASSOCIATED COMPANIES AND JOINT VENTURES
Investments in companies over which Shell has the right to exercise significant influence but not control are classified as associated companies and are accounted for on the equity basis. Interests in jointly controlled entities are also recognised on the equity basis. Interests in jointly controlled assets are recognised by including the Shell share of assets, liabilities, income and expenses on a line-by-line basis.
INVENTORIES
Inventories are stated at cost to Shell or net realisable value, whichever is lower. Such cost is determined by the first-in first-out (FIFO) method and comprises direct purchase costs, cost of production, transportation and manufacturing expenses and taxes.

118 Royal Dutch Shell plc

Note 2 continued
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
Deferred tax is not provided for taxes on possible future distributions of retained earnings of subsidiaries and equity-accounted investments where the timing of the distribution can be controlled and it is probable that the retained earnings will be reinvested by the companies concerned.
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
Shell recognises actuarial gains and losses using the corridor method. Under this method, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in income over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.
For plans where benefits depend solely on the amount contributed to the employee’s account and the returns earned on investment of these contributions, pension cost is the amount of contributions payable by subsidiaries for the period.
[B] Retirement benefits other than pensions
Some subsidiaries provide certain retirement healthcare and life insurance benefits to retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. These plans are not funded and a provision is made. Valuations of benefits are carried out by independent actuaries.
The expected costs of retirement benefits other than pensions are accrued over the periods employees render service to the Shell group. Shell recognises actuarial gains and losses using the corridor method.
[C] Share-based compensation plans
The fair value of share-based compensation for equity-settled plans granted to employees is recognised as an expense from the date of grant over the vesting period with a corresponding increase directly in equity. The periodic change in the fair value of share-based compensation for cash-settled plans (which are those with stock appreciation rights) is recognised as an expense with a corresponding change in liabilities. The fair value of share-based compensation for options is estimated using a Black-Scholes option pricing model and for performance shares is estimated using a Monte Carlo pricing model.
LEASES
Agreements under which subsidiaries make payments to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and rewards of ownership are recognised at the commencement of the lease term as finance leases within property, plant and equipment and debt at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest expense and repayments of debt. All other leases are recorded as operating leases and the costs are charged to income on a straight-line basis.

Royal Dutch Shell plc 119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 continued
FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS
[A] Financial assets
Investments: financial assets
Investments: financial assets comprise debt and equity securities and are classified as held to maturity, of a trading nature or available-for-sale.
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
Available-for-sale securities
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
Where fair value is not applied subsequent to initial recognition but is required for disclosure purposes, it is based on market prices where available, otherwise it is calculated as the net present value of expected future cash flows.
[B] Financial liabilities
Debt and accounts payable are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost, except for fixed rate debt subject to fair value hedging.
Interest expense, other than interest capitalised, is accounted for in income using the effective interest method.
Where fair value is not applied subsequent to initial recognition but is required for disclosure purposes, it is based on market prices where available, otherwise it is calculated as the net present value of expected future cash flows.
[C] Derivative contracts
Shell uses derivatives in the management of interest rate risk, foreign currency risk and commodity price risk, and in the management of foreign currency cash balances. These derivative contracts are recognised at fair value, generally using market prices; for commodity derivatives where there is an absence of quoted prices, Shell utilises other valuation techniques requiring the estimation of future prices and other variables, including volatility, price correlation and market liquidity.
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
Subsidiaries document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking hedge transactions. The effectiveness of a hedge is also continually assessed and when it ceases, hedge accounting is discontinued.
Gains and losses on derivatives not qualifying and designated as hedges, including forward sale and purchase contracts for commodities in trading operations which may be settled by the physical delivery or receipt of the commodity, are taken to income.

120 Royal Dutch Shell plc

Note 2 continued
Certain contracts to sell or purchase commodities are required to be recognised at fair value, generally based on market prices (with gains and losses taken to income). These are contracts which can be net settled or sales contracts containing volume optionality.
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
Provisions for decommissioning and restoration costs, which are primarily in respect of hydrocarbon production facilities, are based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic life of the assets. The liability is recognised (together with a corresponding amount as part of the related property, plant and equipment) once an obligation (whether legal or constructive) crystallises in the period when a reasonable estimate can be made. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are reflected on a prospective basis.
Provisions for environmental remediation resulting from ongoing or past operations or events are recognised in the period in which an obligation, legal or constructive, to a third party arises and the amount can be reasonably estimated. Measurement of liabilities is based on current legal requirements and existing technology. Recognition of any joint and several liability is based upon Shell’s best estimate of the final pro rata share of the liability. Liabilities are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when virtually certain of realisation.
TREASURY SHARES
Shares in Royal Dutch Shell held by Shell employee share ownership trusts are not included in assets but, after deducting dividends received, are reflected at cost as a deduction from equity as treasury shares.
RESEARCH AND DEVELOPMENT
Development costs which are expected to generate probable future economic benefits are capitalised as intangible assets. All other research and development expenditure is charged to income as incurred, with the exception of that on buildings and major items of equipment which have alternative use.
DISCONTINUED OPERATIONS
Discontinued operations comprise those activities which have been disposed of during the period, or remain held for sale at period end, and represent a separate major line of business or geographical area of operation which can be clearly distinguished, operationally and for financial reporting purposes, from other activities of Shell.
BUSINESS COMBINATIONS
Assets acquired and liabilities assumed on a business combination are recognised at their fair value at the date of the acquisition; the amount of the purchase consideration above this value is reflected as goodwill.
ACQUISITIONS OF MINORITY INTEREST AND DISPOSALS WHILST RETAINING CONTROL
Acquisitions of minority interest in subsidiaries, and disposals of shares in subsidiaries whilst retaining control, are accounted for as transactions within equity. The difference between the purchase price/disposal proceeds and the relevant proportion of the minority interest is reported in retained earnings as a movement in the Shell share of equity.
CURRENCY TRANSLATION
The dollar equivalents of exchange gains and losses arising as a result of foreign currency transactions (including those in respect of intercompany balances unless related to transactions of a long-term investment nature) are included in income within interest and other income or within cost of sales where not related to financing.
On consolidation, assets and liabilities of non-dollar subsidiaries are translated to US dollars at year-end rates of exchange, whilst their statements of income and cash flows are translated at quarterly average rates. The resulting translation differences are taken directly to a currency translation differences account within equity. Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income.
ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
Certain accounting standards and interpretations are in issue which are not required to be adopted until after 2007 and have not been early adopted by Shell. Those pronouncements which may have a future impact on Shell’s accounting policies above or on the presentation of the Consolidated Financial Statements, are the revised IAS 1 Presentation of Financial Statements issued in September 2007 and not required to be adopted by Shell until 2009, which will require certain changes in presentation, and revised IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements, both issued in January 2008, and not required to be adopted by Shell until 2010, where the assessment is at an early stage but which will only have an accounting impact for transactions after adoption.

Royal Dutch Shell plc 121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3
KEY ACCOUNTING
ESTIMATES AND
JUDGEMENTS
In order to prepare the Consolidated Financial Statements in conformity with IFRS, management of Shell has to make estimates and judgements. The matters described below are considered to be the most important in understanding the judgements that are involved in preparing these statements and the uncertainties that could impact the amounts reported in the results of operations, financial condition and cash flows. Shell’s accounting policies are described in Note 2.
ESTIMATION OF OIL AND GAS RESERVES
Oil and gas reserves are key elements in Shell’s investment decision-making process which is focused on generating value. They are also an important element in testing for impairment. Changes in proved oil and gas reserves will also affect the standardised measure of discounted cash flows and changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation charges to income.
Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation, depletion and amortisation charges, and decommissioning and restoration provisions) that are based on proved reserves are also subject to change.
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
Changes to Shell’s estimates of proved reserves, particularly proved developed reserves, also affect the amount of depreciation, depletion and amortisation recorded in the Consolidated Financial Statements for property, plant and equipment related to hydrocarbon production activities. These changes can for example be the result of production and revisions. A reduction in proved developed reserves will increase the rate of depreciation, depletion and amortisation charges (assuming constant production) and reduce income.
Although the possibility exists for changes in reserves to have a critical effect on depreciation, depletion and amortisation charges and, therefore, income, it is expected that in the normal course of business the diversity of the Shell portfolio will constrain the likelihood of this occurring.
ESTIMATION OF MINABLE OIL SANDS RESERVES
Proven and probable minable oil sands reserves are the estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known deposits under existing economic and operating conditions. Minable oil sands reserves are reserves that can be expected to be recovered through existing facilities with existing equipment and operating methods. Estimates of minable oil sands reserves are inherently imprecise, require the application of judgement, and are subject to future revision. Accordingly, financial and accounting measures (such as depreciation, depletion and amortisation charges, and decommissioning and restoration provisions) that are based on minable oil sands reserves are also subject to change.
Shell’s minable oil sands reserve estimates are based upon a detailed geological assessment including drilling and laboratory testing. They also consider current mine plans, planned operating life and regulatory requirements. The proven plus probable minable oil sands reserves are within the development areas covered by approvals from the Alberta Provincial Government’s Energy Resources Conservation Board. The reserve estimates are based on actual barrels to be shipped for processing at the expanded Scotford Upgrader.
Net proven and probable minable oil sands reserves are defined as reserves after the deduction of royalty obligations to the Alberta Government. Under the Alberta Oil Sands Royalty Regulation 1997, royalties depend on project cash flows. Therefore the calculation of royalties depends on price, production rates, capital costs and operating costs over the life of the development. The price profile for the calculation of royalty barrels for 2007 is based on the average commodity price taken over the last three years.

122 Royal Dutch Shell plc

Note 3 continued
Changes to Shell’s estimates of minable oil sands reserves also affect the amount of depreciation, depletion and amortisation recorded in the Consolidated Financial Statements for property, plant and equipment related to oil sands production activities. These changes can for example be the result of production and revisions. A reduction in minable oil sands reserves will increase the rate of depreciation, depletion and amortisation charges (assuming constant production) and reduce income.
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
IMPAIRMENT OF ASSETS
For oil and gas properties with no proved reserves, the capitalisation of exploration costs and the basis for carrying those costs on the balance sheet are explained above. For other properties, the carrying amounts of major property, plant and equipment are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs to sell and value in use determined as the amount of estimated discounted future cash flows. For this purpose, assets are grouped based on separately identifiable and largely independent cash flows. Impairments can also occur when decisions are taken to dispose of assets. Impairments, except those relating to goodwill, are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.
Estimates of future cash flows are based on management estimates of future commodity prices, market supply and demand, product margins and, in the case of oil and gas properties, the expected future production volumes. Other factors that can lead to changes in estimates include restructuring plans and variations in regulatory environments. Expected future production volumes, which include both proved reserves as well as volumes that are expected to constitute proved reserves in the future, are used for impairment testing because Shell believes this to be the most appropriate indicator of expected future cash flows, used as a measure of value in use. Estimates of future cash flows are risk-weighted to reflect expected cash flows and are consistent with those used in subsidiaries’ business plans. A discount rate based on Shell’s marginal cost of debt is used in impairment testing. Expected cash flows are then risk-adjusted to reflect specific local circumstances or risks surrounding the cash flows. Shell reviews the discount rate to be applied on an annual basis although it has been stable in recent years.
Asset impairments or their reversal will impact income, and amounts in 2007, 2006 and 2005 are given in Note 12.
Shell has a portfolio of assets across a number of business lines and geographic regions. The factors that influence estimated future cash flows from assets also vary depending on the nature of the business activity in which those assets are used and geographical market conditions impacting the businesses in which assets are used. This wide business and geographic spread is such that it is not practicable to determine the likelihood or magnitude of impairments under different sets of assumptions. The assumption on future oil prices tends to be stable because Shell does not consider short-term increases or decreases in prices as being indicative of long-term levels. At the end of 2007, the estimated oil and gas prices used for impairment testing were lower than prices prevailing in the market at that time.
TAXATION
Tax provisions are recognised when it is considered probable (more likely than not) that there will be a future outflow of funds to a taxing authority. In such cases, provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This requires the application of judgement as to the ultimate outcome, which can change over time depending on facts and circumstances. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would result in a charge or credit to income in the period in which the change occurs.
Deferred tax assets are recognised only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the level of deferred tax assets recognised which can result in a charge or credit in the period in which the change occurs.
Tax provisions are based on enacted or substantively enacted laws. To the extent that these change there would be a charge or credit to income both in the period of change, which would include any impact on cumulative provisions, and in future periods.
Note 20 contains information on tax charges for 2007 and 2006, on the deferred tax assets that are recognised, including periodic movements, and on the losses on which deferred tax is not currently recognised.

Royal Dutch Shell plc 123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 continued
EMPLOYEE RETIREMENT PLANS
Retirement plans are provided for regular employees of all major subsidiaries and generally provide defined benefits based on employees’ years of service and average/final pensionable remuneration. The plans are typically structured as separate legal entities managed by trustees.
The amounts reported for Shell’s employee retirement plans are disclosed in Note 21 and are calculated in accordance with IFRS. Under the IFRS methodology adopted by Shell (see Note 2 under “Employee benefits”), volatility in reported income is reduced as the methodology provides for unexpected changes in the amount of plan assets and benefit obligations (actuarial gains and losses) to be amortised over the average remaining employee work life rather than being immediately recognised in the Consolidated Financial Statements. Shell’s disclosures of the year-end marked-to-market values of plan assets and benefit obligations are subject to significant volatility as market values change.
Local trustees manage the pension funds and set the required contributions from subsidiaries based on independent actuarial valuation rather than the IFRS measures.
Pension benefit cost reported by Shell primarily represents the increase in actuarial present value of the obligation for benefits based on employee service during the year and the interest on the obligation in respect of employee service in previous years, net of the expected return on plan assets. The calculations are sensitive to changes in the assumptions made regarding future outcomes, the principal ones being in respect of changes in pensionable salaries, demography (including mortality), the discount rate used to convert future cash flows to current values and the long-term return on plan assets. Substantial judgement is required in determining the assumptions. The assumptions used vary for the different plans but are determined under a common process in consultation with independent actuaries and in the light of local conditions. The weighted average values used by Shell are given in Note 21. The assumptions are reviewed annually.
Assumptions for increases in pensionable salaries are based on historical outturns and management’s expectation. A change of one percentage point in the expected rate of increase for pensionable salaries would result in a change in Shell’s projected benefit obligation of approximately $2 billion and in Shell’s annual pension benefit cost of approximately $300 million (pre-tax). For 2007, there was a small rise in the assumption for pensionable salary increases used to determine benefit obligations in respect of the UK plans, reflecting market-related changes in the underlying inflation assumption for these plans.
Mortality assumptions are based on the latest available standard mortality tables for the individual countries concerned. The assumptions for each country are reviewed each year and are adjusted where necessary to reflect changes in fund experience and actuarial recommendations. In 2007, mortality assumptions were upgraded in a number of countries. This resulted in an increase in Shell’s projected benefit obligation of approximately $700 million. The average total life expectancy for males and females currently aged 60 years is, respectively, 85 years and 88 years. Shell’s most substantial retirement benefit obligations are in the Netherlands, UK and USA and an increase of 1 year in the life expectancy assumed for all plan members in these countries would result in an increase in Shell’s projected benefit obligation of approximately $1 billion and in Shell’s annual pension benefit cost of approximately $100 million (pre-tax).
Discount rates used to calculate year-end benefit obligations are based on prevailing long-term AA corporate bond yields, chosen to match the duration of the relevant obligations. A change of one percentage point in the discount rate would result in a change in Shell’s projected benefit obligation of approximately $8.5 billion and in Shell’s annual pension benefit cost of approximately $100 million (pre-tax). Long term AA corporate bond yields can be volatile. In 2007, AA corporate bond yields increased by 0.65% in the eurozone, by 0.90% in the UK and by 0.35% in the USA. These changes were reflected in the discount rates used.
Expected rates of return on plan assets are calculated based on a projection of real long-term bond yields and an equity risk premium which are combined with local inflation assumptions and applied to the actual asset mix of each plan. The amount of the expected return on plan assets is calculated using the expected rate of return for the year and the fair value of assets at the beginning of the year. A change of one percentage point in the expected rate of return on plan assets would result in a change in Shell’s annual pension benefit cost of approximately $700 million (pre-tax). The actual return on plan assets is significantly dependent on investment performance. Expected returns in 2007 were maintained at previous levels, approximately 7.1% on average. In 2007, the actual return on plan assets of approximately 8.5% exceeded the expected return by $1 billion, principally due to the stronger performance of equity investments during the year.
The impact on Shell’s annual pension benefit cost of changes in assumptions described above, excludes the effects of any amortisation of actuarial gains and losses resulting from such changes, which would vary from year to year by fund depending on whether or not the cumulative unrecognised actuarial gains and losses exceed the corridor (see Note 2). Any amounts outside the corridor would be recognised in income over the expected average remaining employee working lives for the relevant fund (the average of which across all funds is currently 13 years).

124 Royal Dutch Shell plc

Note 3 continued
PROVISIONS
Provisions are recognised for the future decommissioning and restoration of hydrocarbon production facilities and pipelines at the end of their economic lives. The estimated cost is charged to income over the life of the proved developed reserves on a unit-of-production basis. Changes in the estimates of costs to be incurred, proved developed reserves or in the rate of production will therefore impact income, over the remaining economic life of oil and gas assets.
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
In relation to decommissioning and restoration costs, the estimated interest rate used in discounting the cash flows is reviewed at least annually. The interest rate used to determine the balance sheet obligation at December 31, 2007, was 6%.
Information on provisions, including changes in 2007 and 2006, is given in Note 22.
As further described in Note 32, Shell is subject to claims and actions. The facts and circumstances relating to particular cases are evaluated in determining whether it is “probable” that there will be a future outflow of funds and, once established, whether a provision relating to a specific litigation is sufficient. Accordingly, significant management judgement relating to contingent liabilities is required since the outcome of litigation is difficult to predict. Despite this uncertainty, actual payments related to litigation during the three years ended December 31, 2007, have not been material to Shell’s financial condition or results of operations.
Notwithstanding the possibility of outcomes outside expected ranges, in recent years Shell’s experience has been that estimates used in determining the appropriate levels of provisions have been materially adequate in anticipating actual outcomes.
A change in estimate of a recognised provision would result in a charge or credit to income in the period in which the change occurs (with the exception of decommissioning and restoration costs as described above).

4
REVENUE
Revenue is stated after deducting sales taxes, excise duties and similar levies of $78,680 million in 2007, $70,929 million in 2006 and $72,277 million in 2005.

5
INTEREST AND
OTHER INCOME
AND INTEREST
EXPENSE

[A] INTEREST AND OTHER INCOME			$ million
	2007	2006	2005
Interest income	1,225	997	863
Dividend income	211	220	171
Other income	1,262	211	137

Total	2,698	1,428	1,171

Other income in 2007 mainly comprises gains on securities reclassified from equity (see Note 29).

[B] INTEREST EXPENSE			$ million
	2007	2006	2005
Interest incurred	1,235	1,296	1,124
Accretion expense (see Note 22)	540	417	371
Less: interest capitalised	(667)	(564)	(427)

Total	1,108	1,149	1,068

The capitalisation rate used to determine the amount of interest incurred eligible for capitalisation in 2007 was 5.0% (2006: 4.0%; 2005: 3.0%).

Royal Dutch Shell plc 125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6
EMPLOYEES,
DIRECTORS AND
SENIOR
MANAGEMENT
COMPENSATION

[A] EMPLOYEE EMOLUMENTS		$ million
	2007	2006	2005
Remuneration	10,021	8,827	8,286
Social law taxes	854	712	681
Retirement benefits (see Note 21)	98	743	768
Share-based compensation (see Note 27)	589	462	376

Total	11,562	10,744	10,111

In addition to the above emoluments, there were redundancy costs in 2007 of $397 million (2006: $66 million; 2005: $109 million).

[B] AVERAGE EMPLOYEE NUMBERS BY SEGMENT[A]		thousands
	2007	2006	2005
Exploration & Production	18	18	17
Gas & Power	3	3	3
Oil Sands	1	1	1
Oil Products	63	67	71
Chemicals	6	6	8
Corporate	13	13	9

Total	104	108	109

[A]	See Note 10[A] regarding changes in segments.

[C] DIRECTORS AND SENIOR MANAGEMENT COMPENSATION			$ million
	2007	2006	2005
Short-term employee benefits[A]	27.6	15.9	14.4
Post-employment benefits[B]	3.1	2.1	4.3
Other long-term benefits[C]	5.3	4.1	2.3
Share-based payments[D]	18.0	12.5	4.9
Realised gains on exercise of share options	3.5	1.5	0.2

[A]	In addition to salaries and fees, this includes annual bonus (shown in the related performance year and not in the following year in which they are paid), cash benefits, car benefits, and other benefits such as medicare contributions and social law taxes.

[B]	The amounts contributed by the Shell group to pension funds. 2005 includes a one-off payment of $ 2.6 million made on behalf of Peter Voser to the Shell Swiss Expatriate Pension Fund.

[C]	The annual bonus deferred under the Deferred Bonus Plan.

[D]	Cost to the Shell group of Directors and Senior Management participation in share-based payment plans.
There were five members of Senior Management in 2007 compared to one in 2006. In 2005, Directors and Senior Management comprised the Executive and Non-executive Directors of Royal Dutch Shell.
There were no termination benefits in 2007, 2006 and 2005.
Aggregate Directors’ emoluments in respect of qualifying services to Royal Dutch Shell are $23.3 million (2006: $18.2 million; 2005: $7.9 million).

7
RESEARCH AND
DEVELOPMENT
In 2007, $1,201 million (2006: $885 million; 2005: $588 million) was charged to cost of sales in respect of research and development costs.

126 Royal Dutch Shell plc

8
DEPRECIATION, DEPLETION AND AMORTISATION
Depreciation, depletion and amortisation charges are included within the following expense headings in the Consolidated Statement of Income:

$ million
	2007	2006	2005
Cost of sales	11,898	11,275	10,384
Selling, distribution and administrative expenses	1,189	1,176	1,472
Exploration	93	164	125

Total	13,180	12,615	11,981

9
DISCONTINUED OPERATIONS
In 2005, discontinued operations comprise Basell, a Chemicals joint venture entity (Shell interest 50%) reported on an equity-accounted basis, which was sold in that year.
No Shell share of profit was reported in 2005 as the investment was held at estimated fair value less costs to sell. The loss from discontinued operations of $307 million comprises an additional impairment to reflect actual proceeds on sale. The impact on the Consolidated Statement of Cash Flows is included in proceeds from sale of equity-accounted investments.

10
SEGMENT INFORMATION
With effect from 2007, segment information is reported in accordance with IFRS 8 Operating Segments, which has replaced IAS 14 Segment Reporting.
[A] INFORMATION BY BUSINESS SEGMENT
With effect from 2007, wind and solar activities, which were previously reported within Other industry segments, are reported within the Gas & Power segment and Oil Sands activities, which were previously reported within the Exploration & Production segment, are reported as a separate segment. Prior period financial statements have been reclassified accordingly. During 2007, the hydrogen and CO2 coordination activities were moved from Other industry segments to the Oil Products segment and all other activities within Other industry segments are now reported within the Corporate segment.

$ million
	2007
	Exploration &	Gas &	Oil	Oil
	Production	Power	Sands	Products	Chemicals	Corporate	Total
Revenue
Third party	14,963	15,982	1,069	282,665	41,046	57	355,782
Intersegment	38,345	1,056	1,785	3,407	4,865	–
Share of profit of equity-accounted investments	3,583	1,852	–	2,221	694	(116)	8,234
Interest and other income	73	743	(1)	71	(11)	1,823	2,698
Interest expense	(463)	(4)	(4)	(58)	(10)	(569)	(1,108)
Taxation	(15,372)	(197)	(124)	(3,113)	(396)	552	(18,650)

Income from continuing operations	14,686	2,781	582	10,439	2,051	1,387	31,926
Income/(loss) from discontinued operations	–	–	–	–	–	–	–

Income for the period	14,686	2,781	582	10,439	2,051	1,387	31,926

Depreciation, depletion and amortisation charge	9,432	315	166	2,440	666	161	13,180
of which:
Impairment losses	575	–	–	126	47	(3)	745
Impairment reversals	120	–	–	5	–	–	125

Total assets at December 31	78,184	40,432	7,388	113,158	17,692	12,616	269,470
Equity-accounted investments at December 31	11,017	6,155	–	9,296	2,618	67	29,153
Capital expenditure	13,723	2,951	1,931	3,671	1,415	414	24,105

Royal Dutch Shell plc 127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 continued

$ million
	2006
	Exploration &	Gas &	Oil	Oil
	Production	Power	Sands	Products	Chemicals	Corporate	Total
Revenue
Third party	16,750	16,035	1,159	248,581	36,306	14	318,845
Intersegment	35,796	1,303	1,340	2,728	4,444	–
Share of profit of equity-accounted investments	3,075	1,509	–	1,712	494	(119)	6,671
Interest and other income	31	235	1	59	(2)	1,104	1,428
Interest expense	(347)	(5)	(2)	(52)	(11)	(732)	(1,149)
Taxation	(16,817)	(299)	(123)	(1,972)	(119)	1,013	(18,317)

Income from continuing operations	14,544	2,633	651	7,125	1,064	294	26,311
Income/(loss) from discontinued operations	–	–	–	–	–	–	–

Income for the period	14,544	2,633	651	7,125	1,064	294	26,311

Depreciation, depletion and amortisation charge	8,836	284	172	2,580	668	75	12,615
of which:
Impairment losses	1	(6)	–	140	66	11	212
Impairment reversals	–	–	–	5	–	–	5

Total assets at December 31	76,264	43,474	4,920	84,783	15,229	10,606	235,276
Equity-accounted investments at December 31	6,595	4,315	–	7,242	2,454	134	20,740
Capital expenditure	15,773	2,009	865	3,363	821	265	23,096

$ million
	2005
	Exploration &	Gas &	Oil	Oil
	Production	Power	Sands	Products	Chemicals	Corporate	Total
Revenue
Third party	22,865	14,014	1,105	237,210	31,018	519	306,731
Intersegment	20,416	1,858	1,359	16,643	3,978	–
Share of profit of equity-accounted investments	4,112	1,007	–	1,713	423	(132)	7,123
Interest and other income	26	226	11	110	6	792	1,171
Interest expense	(308)	(5)	(1)	(41)	(15)	(698)	(1,068)
Taxation	(14,523)	15	(347)	(3,408)	(335)	599	(17,999)

Income from continuing operations	13,577	1,378	661	9,982	1,298	(328)	26,568
Income/(loss) from discontinued operations	–	–	–	–	(307)	–	(307)

Income for the period	13,577	1,378	661	9,982	991	(328)	26,261

Depreciation, depletion and amortisation charge	8,098	372	179	2,622	599	111	11,981
of which:
Impairment losses	130	70	–	85	20	–	305
Impairment reversals	–	–	–	5	4	–	9

Total assets at December 31	63,801	48,905	4,175	74,987	14,443	13,205	219,516
Equity-accounted investments at December 31	5,152	3,164	–	6,173	2,330	86	16,905
Capital expenditure	10,584	1,573	274	2,810	387	288	15,916

128 Royal Dutch Shell plc

Note 10 continued
[B] INFORMATION BY GEOGRAPHICAL AREA

$ million
	2007
		Other		Other
		Eastern		Western
	Europe	Hemisphere	USA	Hemisphere	Total
Third party revenue	148,465	90,141	87,548	29,628	355,782
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	36,673	49,911	27,606	21,850	136,040

$ million
	2006
		Other		Other
		Eastern		Western
	Europe	Hemisphere	USA	Hemisphere	Total
Third party revenue	136,307	76,898	80,974	24,666	318,845
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	33,537	50,167	26,297	16,535	126,536

$ million
	2005
		Other		Other
		Eastern		Western
	Europe	Hemisphere	USA	Hemisphere	Total
Third party revenue	122,684	61,388	101,308	21,351	306,731
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	28,801	42,258	25,515	12,239	108,813

Royal Dutch Shell plc 129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11
INTANGIBLE ASSETS

2007			$ million
	Goodwill	Other	Total
Cost
At January 1, 2007	2,953	3,641	6,594
Capital expenditure	8	374	382
Sales, retirements and other movements	125	128	253
Currency translation differences	95	156	251

At December 31, 2007	3,181	4,299	7,480

Depreciation, depletion and amortisation
At January 1, 2007	20	1,766	1,786
Charge for the year	2	320	322
Sales, retirements and other movements	(4)	(72)	(76)
Currency translation differences	–	82	82

At December 31, 2007	18	2,096	2,114

Net book amount at December 31, 2007	3,163	2,203	5,366

2006			$ million
	Goodwill	Other	Total
Cost
At January 1, 2006	2,701	3,145	5,846
Capital expenditure	219	319	538
Sales, retirements and other movements	15	21	36
Currency translation differences	18	156	174

At December 31, 2006	2,953	3,641	6,594

Depreciation, depletion and amortisation
At January 1, 2006	17	1,479	1,496
Charge for the year	3	282	285
Sales, retirements and other movements	–	(76)	(76)
Currency translation differences	–	81	81

At December 31, 2006	20	1,766	1,786

Net book amount at December 31, 2006	2,933	1,875	4,808

Goodwill relates primarily to the acquisition in 2002 of Pennzoil-Quaker State, which is in the Oil Products segment. In 2007, this goodwill of $2,096 million was tested for impairment on a value-in-use basis utilising a 6% nominal discount rate, an average 2.0% inflation rate and a 20-year forecast of risk-adjusted cash flow projections based on past experience and future expectations of volume, margins and cost which had been approved by management covering a five year period. Cash flows beyond the five year period were assumed to have a growth rate equal to the US inflation rate. A sensitivity analysis was performed by reducing the risk-adjusted cash flow projections (decrease in volumes, margins, and increase in costs) by 10% which did not lead to an impairment of goodwill.

130 Royal Dutch Shell plc

12
PROPERTY,
PLANT AND EQUIPMENT

2007					$ million
		Manufacturing	Transportation
	Oil and gas	and	and	Marketing
	properties	processing	storage	and other	Total
Cost
At January 1, 2007	141,652	44,257	5,028	28,239	219,176
Capital expenditure	18,160	3,140	104	2,319	23,723
Sales, retirements and other movements	(16,334)	(2,111)	(251)	(2,162)	(20,858)
Currency translation differences	7,262	3,187	242	2,546	13,237

At December 31, 2007	150,740	48,473	5,123	30,942	235,278

Depreciation, depletion and amortisation
At January 1, 2007	74,434	25,798	2,156	15,800	118,188
Charge for the year	9,653	1,761	210	1,234	12,858
Sales, retirements and other movements	(1,516)	(1,139)	(94)	(1,572)	(4,321)
Currency translation differences	3,444	1,978	158	1,452	7,032

At December 31, 2007	86,015	28,398	2,430	16,914	133,757

Net book amount at December 31, 2007	64,725	20,075	2,693	14,028	101,521

2006					$ million
		Manufacturing	Transportation
	Oil and gas	and	and	Marketing
	properties	processing	storage	and other	Total
Cost
At January 1, 2006	117,841	40,157	4,921	27,890	190,809
Capital expenditure	17,892	2,331	86	2,249	22,558
Sales, retirements and other movements	311	(617)	(139)	(3,763)	(4,208)
Currency translation differences	5,608	2,386	160	1,863	10,017

At December 31, 2006	141,652	44,257	5,028	28,239	219,176

Depreciation, depletion and amortisation
At January 1, 2006	63,297	22,760	1,967	15,227	103,251
Charge for the year	9,084	1,776	211	1,259	12,330
Sales, retirements and other movements	(1,913)	(280)	(131)	(1,821)	(4,145)
Currency translation differences	3,966	1,542	109	1,135	6,752

At December 31, 2006	74,434	25,798	2,156	15,800	118,188

Net book amount at December 31, 2006	67,218	18,459	2,872	12,439	100,988

The net book amount at December 31, 2007, includes $20,691 million (2006: $25,908 million) of assets in the course of construction.
Oil and gas properties at December 31, 2007, include rights and concessions of $13,486 million (2006: $13,177 million).
Contractual commitments for capital expenditure at December 31, 2007, amounted to $8.4 billion (2006: $11.4 billion).
Sales, retirements and other movements (net) in 2007 include $15.7 billion as a result of the divestment of half of the interest in Sakhalin II (see Note 28).
Shell acquired BlackRock Ventures during 2006 for a total consideration of $2.2 billion. As a result, the cost of property, plant and equipment within oil and gas properties increased by $2.8 billion. Goodwill of $0.2 billion arose on this acquisition and is included in intangible assets (Note 11).
Oil and gas properties comprise Exploration & Production, Gas & Power and Oil Sands activities.

Royal Dutch Shell plc 131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 continued
The depreciation, depletion and amortisation charge for the year includes:

$ million
	2007
		Manufacturing	Transportation
	Oil and gas	and	and	Marketing
	properties	processing	storage	and other	Total
Impairment losses	577	142	–	22	741
Impairment reversals	117	4	–	3	124

$ million
	2006
		Manufacturing	Transportation
	Oil and gas	and	and	Marketing
	properties	processing	storage	and other	Total
Impairment losses	3	145	4	57	209
Impairment reversals	3	–	–	2	5

$ million
	2005
		Manufacturing	Transportation
	Oil and gas	and	and	Marketing
	properties	processing	storage	and other	Total
Impairment losses	130	28	2	123	283
Impairment reversals	–	4	–	5	9

The net book amount at December 31 includes assets held under finance leases of:

$ million
	2007
		Manufacturing	Transportation
	Oil and gas	and	and	Marketing
	properties	processing	storage	and other	Total
Cost	3,388	300	336	632	4,656
Depreciation, depletion and amortisation	1,375	91	45	223	1,734

Net book amount	2,013	209	291	409	2,922

$ million
	2006
		Manufacturing	Transportation
	Oil and gas	and	and	Marketing
	properties	processing	storage	and other	Total
Cost	3,631	316	334	581	4,862
Depreciation, depletion and amortisation	1,233	89	33	179	1,534

Net book amount	2,398	227	301	402	3,328

132 Royal Dutch Shell plc

Note 12 continued
Exploration and evaluation assets, which mainly comprise unproved properties (rights and concessions) and capitalised exploration drilling costs, included within the amounts shown above for oil and gas properties are as follows:

$ million
	2007	2006
Cost
At January 1	8,963	4,386
Capital expenditure	2,947	4,649
Sales, retirements, currency translation differences and other movements	(430)	(72)

At December 31	11,480	8,963

Depreciation, depletion and amortisation
At January 1	1,633	1,439
Charge for the year	97	164
Sales, retirements, currency translation differences and other movements	(52)	30

At December 31	1,678	1,633

Net book amount at December 31	9,802	7,330

Capitalised exploration drilling costs are as follows:

CAPITALISED EXPLORATION DRILLING COSTS		$ million
	2007	2006
At January 1	1,708	832
Capital expenditure (additions pending determination of proved reserves)	1,606	1,182
Amounts charged to expense	(222)	(72)
Reclassifications to productive wells on determination of proved reserves	(593)	(228)
Other movements, including acquisitions, disposals and currency translation differences	1	(6)

At December 31	2,500	1,708

There were $1,044 million exploration drilling costs at December 31, 2007, capitalised for periods greater than one year, representing 136 wells. Information by year of expenditure is as follows:

	$ million	Number of wells
2000	21	1
2001	20	2
2002	66	6
2003	84	5
2004	100	8
2005	206	15
2006	547	99

Total	1,044	136

These costs remain capitalised for more than one year because, for the related projects, either (a) firm exploration/exploratory appraisal wells were executed in 2007 and/or are planned in the near future, and/or (b) firm development activities are being progressed with a final investment decision expected in the near future.

Royal Dutch Shell plc 133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13
RELATED PARTIES:
ASSOCIATED
COMPANIES AND
JOINT VENTURES

[A] INFORMATION ON THE SHELL SHARE OF INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD								$ million
	2007			2006			2005
		Jointly			Jointly			Jointly
	Associated	controlled		Associated	controlled		Associated	controlled
	companies	entities	Total	companies	entities	Total	companies	entities	Total
Revenue	26,638	43,971	70,609	25,532	36,201	61,733	21,393	36,172	57,565
Cost of sales	22,047	31,508	53,555	22,127	23,760	45,887	18,063	22,824	40,887
Gross profit	4,591	12,463	17,054	3,405	12,441	15,846	3,330	13,348	16,678
Other expenses (including taxation)	2,106	6,714	8,820	1,460	7,715	9,175	1,355	8,200	9,555

Income for the period	2,485	5,749	8,234	1,945	4,726	6,671	1,975	5,148	7,123

$ million
	Dec 31, 2007			Dec 31, 2006
		Jointly			Jointly
	Associated	controlled		Associated	controlled
	companies	entities	Total	companies	entities	Total
Current assets	4,904	11,504	16,408	7,661	6,348	14,009
Non-current assets	22,141	17,375	39,516	18,779	9,947	28,726

Total assets	27,045	28,879	55,924	26,440	16,295	42,735

Current liabilities	4,866	6,541	11,407	5,922	4,157	10,079
Non-current liabilities	7,230	8,134	15,364	6,718	5,198	11,916

Total liabilities	12,096	14,675	26,771	12,640	9,355	21,995

Total assets less total liabilities	14,949	14,204	29,153	13,800	6,940	20,740

Shares	13,558	14,189	27,747	12,445	6,937	19,382
Loans (of a long-term investment nature)	1,391	15	1,406	1,355	3	1,358

Investments in associated companies increased by $3.7 billion during 2007 as a result of the divestment of half of Shell’s interest in Sakhalin II and the resulting change in classification to an associated company (see Note 28).
Income for 2005 for jointly controlled entities included gains of $1.7 billion from the disposal of certain operations in the Netherlands.
At December 31, 2007, Shell had capital commitments of $5.5 billion (2006: $5.4 billion; 2005: $3.7 billion) in respect of its joint ventures.

[B] SHELL’S MAJOR INVESTMENTS IN ASSOCIATED COMPANIES AND JOINT VENTURES AT DECEMBER 31, 2007
			Country of		Fair value[B]
Segment	Name	Description	incorporation	Shell interest[A]	($ million)
Exploration & Production
	Aera	Jointly controlled entity	USA	52%
	Brunei Shell	Jointly controlled entity	Brunei	50%
	NAM	Jointly controlled entity	The Netherlands	50%
	Sakhalin Energy	Associated company	Bermuda	28%
	Woodside	Associated company	Australia	34%	10,462

Gas & Power
	Nigeria LNG	Associated company	Nigeria	26%
	Oman LNG	Associated company	Oman	30%

Oil Products
	Deer Park	Jointly controlled entity	USA	50%
	Motiva	Jointly controlled entity	USA	50%
	Saudi Arabia Refinery	Jointly controlled entity	Saudi Arabia	50%
	Showa Shell	Associated company	Japan	35%	1,461

Chemicals
	CNOOC and Shell
	Petrochemicals (Nanhai)	Jointly controlled entity	China	50%
	Infineum	Jointly controlled entity	The Netherlands	50%
	Saudi Petrochemical	Jointly controlled entity	Saudi Arabia	50%

[A]	To the nearest whole number.

[B]	This represents the unit share price on December 31, 2007, multiplied by the number of shares held by subsidiaries, for those associated companies which are listed on a recognised stock exchange.
All shareholdings in the above entities are in ordinary shares or the equivalent.

134 Royal Dutch Shell plc

Note 13 continued
Although Shell has a 52% investment in Aera, the governing agreements and constitutive documents for this entity do not allow Shell to control this entity as voting control is either split 50:50 between the shareholders or requires unanimous approval of the shareholders or their representatives and, therefore, this entity has not been consolidated.
Subsidiaries have other major Exploration & Production and Oil Sands joint venture activities which operate as jointly controlled assets.
[C] TRANSACTIONS BETWEEN SUBSIDIARIES AND EQUITY-ACCOUNTED INVESTMENTS
Transactions between subsidiaries and equity-accounted investments mainly comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

$ million
	2007	2006	2005
Charges to equity-accounted investments	30,974	25,815	22,122
Charges from equity-accounted investments	28,244	21,820	19,266

Balances outstanding at December 31, 2007, and 2006 in respect of the above transactions are shown in Notes 17 and 24.
Guarantees issued by subsidiaries in respect of equity-accounted investments were $0.6 billion at December 31, 2007, (2006: $2.0 billion), mainly relating to project finance debt.

14
INVESTMENTS:
FINANCIAL ASSETS

$ million
	Dec 31, 2007	Dec 31, 2006
Available-for-sale	3,461	4,393
Held to maturity	–	100

Total	3,461	4,493

Available-for-sale securities at December 31, 2007, comprise $2,526 million of equity securities (2006: $3,924 million) and $935 million of debt securities (2006: $469 million). This includes a portfolio amounting to $932 million (2006: $1,344 million), required to be held long-term by Shell’s insurance companies as security for their activities. See also Note 29[A].
Available-for-sale equity securities at December 31, 2007, include $96 million (2006: $298 million) recognised at cost because their fair value cannot be reliably measured since these are unquoted securities with no regular dividend flows.
Of the available-for-sale debt securities at December 31, 2007, the maturities of $117 million (2006: $116 million) fall within one year, $400 million (2006: $126 million) fall between one year and five years, and $418 million (2006: $227 million) exceed five years.

15
OTHER
NON-CURRENT ASSETS

$ million
	Dec 31, 2007	Dec 31, 2006
Loans to equity-accounted investments	1,366	1,616
Prepayments and deferred charges	1,620	1,428
Derivative contracts (see Note 26)	729	253
Other	2,045	2,171

Total	5,760	5,468

The fair value of financial assets included above approximates the carrying amount.
Other at December 31, 2007, includes $0.3 billion (2006: $0.8 billion) relating to pre-funding arrangements within jointly controlled assets.

16
INVENTORIES

		$ million
	Dec 31, 2007	Dec 31, 2006
Oil and chemicals	30,106	22,020
Materials	1,397	1,195

Total	31,503	23,215

The cost of inventories recognised as expense and included in cost of sales amounted to $260,977 million (2006: $229,548 million; 2005: $223,654 million).

Royal Dutch Shell plc 135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17
ACCOUNTS
RECEIVABLE

$ million
	Dec 31, 2007	Dec 31, 2006
Trade receivables	42,308	30,966
Derivative contracts (see Note 26)	19,276	20,011
Amounts owed by equity-accounted investments	3,145	1,908
Prepayments and deferred charges	3,188	2,371
Other	6,321	4,412

Total	74,238	59,668

The fair value of financial assets included above approximates the carrying amount.
Provisions for impairments deducted from accounts receivable amounted to $666 million at December 31, 2007 (2006: $519 million).
The following table provides details of trade receivables at December 31:

$ million
	Dec 31, 2007	Dec 31, 2006
Not overdue	37,613	27,565
Overdue 1-30 days	2,994	2,319
Overdue 31-60 days	455	393
Overdue 61-90 days	174	137
Overdue 91-180 days	682	97
Overdue more than 180 days	390	455

Total	42,308	30,966

18
CASH AND CASH
EQUIVALENTS

$ million
	Dec 31, 2007	Dec 31, 2006
Cash at bank and in hand	9,430	8,861
Commercial paper notes	226	141

Total	9,656	9,002

19
DEBT AND LEASE
ARRANGEMENTS

[A] DEBT (INCLUDING FINANCE LEASE OBLIGATIONS) AT DECEMBER 31						$ million
	2007			2006
		Finance lease			Finance lease
	Debt	obligations	Total	Debt	obligations	Total
Short-term debt	3,292	–	3,292	3,573	–	3,573
Long-term debt due within one year	2,290	154	2,444	2,282	205	2,487

Current debt	5,582	154	5,736	5,855	205	6,060
Non-current debt	8,533	3,830	12,363	5,737	3,976	9,713

Total	14,115	3,984	18,099	11,592	4,181	15,773

The fair value of debt approximates the carrying amount.
Total unused lines of short-term credit at December 31, 2007, amounted to $3,223 million (2006: $4,517 million). This excludes some $2.5 billion (2006: $2.5 billion) committed bank facilities primarily used to provide support for commercial paper maturing within 30 days (see Note 26).
During 2007, Shell’s commercial paper programmes, euro medium-term note (EMTN) programme and US universal shelf registration (US shelf registration), undrawn together totalling some $45 billion, remained in place and fully operational. As at December 31, 2007, debt outstanding from central borrowing programmes and facilities totalled $9.1 billion, with the remaining indebtedness raised by subsidiaries with no recourse beyond the immediate borrower and/or the local assets.
Bonds issued in 2007 included a 5-year $500 million and a 10-year $750 million drawdown from the US shelf registration, and some $3 billion issued from the EMTN programme, including a €1.5 billion 10-year issue. Bonds from the EMTN programme were issued in dollar, pound sterling and euro, in fixed format, and in maturities ranging from 3 years to 10 years. All bond proceeds were swapped into floating rate dollars on launch using interest rate and cross-currency swaps where necessary.

136 Royal Dutch Shell plc

Note 19 continued
[B] DEBT (EXCLUDING FINANCE LEASE OBLIGATIONS)
The following tables give details of contractual cash flows for debt owed by subsidiaries at December 31, by year of maturity, and the carrying amount in the Consolidated Balance Sheet.

2007									$ million
	Contractual repayments							Difference
								from
						2013		carrying	Carrying
	2008	2009	2010	2011	2012	and after	Total	amount	amount
Fixed rate dollar debt	1,024	512	501	1,001	503	795	4,336	124	4,460
Average interest rate	5.2%	4.9%	5.1%	5.6%	5.0%	5.3%
Variable rate dollar debt	416	16	150	5	4	123	714	–	714
Average interest rate	5.1%	8.4%	6.0%	8.4%	11.0%	0%
Fixed rate European debt	485	516	1,440	267	1	2,210	4,919	92	5,011
Average interest rate	3.0%	3.3%	4.9%	2.0%	4.2%	4.6%
Variable rate European debt	1,737	–	–	–	–	–	1,737	–	1,737
Average interest rate	5.3%	–	–	–	–	–
Other fixed rate debt	614	–	2	–	–	1	617	–	617
Average interest rate	9.6%	–	8.4%	–	–	6.7%
Other variable rate debt	1,306	146	91	15	18	–	1,576	–	1,576
Average interest rate	8.3%	2.8%	6.4%	10.5%	5.0%	–

Total	5,582	1,190	2,184	1,288	526	3,129	13,899	216	14,115

The table above excludes interest expense estimated to be $740 million in 2008, $392 million in 2009, $345 million in 2010, $234 million in 2011, $171 million in 2012 and $144 million in 2013 and after (assuming interest rates with respect to variable rate debt remain constant and there is no change in aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table).
Fixed rate European debt expected to mature in 2008 includes $445 million of euro debt with an average interest rate of 3.3%. Fixed rate European debt expected to mature in 2009 includes $515 million of euro debt with an average interest rate of 3.3%. Fixed rate European debt expected to mature in 2010 comprises $1,000 million of UK pound debt with an average interest rate of 5.3% and $440 million of euro debt with an average interest of 4.0%. Fixed rate European debt expected to mature in 2011 includes $266 million of Swiss franc debt with an average interest rate of 2.0%. Fixed rate European debt expected to mature after 2013 includes $2,207 million of euro debt with an average interest rate of 4.6%.
Variable rate European debt expected to mature in 2008 includes $590 million of euro debt at with an average interest rate of 4.2% and $1,011 million of UK pound debt at with an average interest rate of 5.8%.
Other fixed rate debt expected to mature in 2008 includes $492 million of Nigerian naira debt with an average interest rate of 10.2%.
Other variable rate debt expected to mature in 2008 includes $405 million of Philippine peso debt with an average interest rate of 5.0% and $263 million of Brazilian real debt with an average interest rate of 12.2%.

2006									$ million
	Contractual repayments							Difference
								from
						2012		carrying	Carrying
	2007	2008	2009	2010	2011	and after	Total	amount	amount
Fixed rate dollar debt	1,858	302	509	303	1,006	48	4,026	28	4,054
Average interest rate	5.8%	3.3%	4.9%	5.1%	5.6%	6.8%
Variable rate dollar debt	470	56	–	140	–	123	789	–	789
Average interest rate	5.4%	5.1%	–	5.3%	–	0%
Fixed rate European debt	1,068	400	462	590	246	4	2,770	(23)	2,747
Average interest rate	3.4%	3.3%	3.3%	5.2%	2.0%	1.0%
Variable rate European debt	119	1,116	–	–	–	–	1,235	(1)	1,234
Average interest rate	4.8%	4.5%	–	–	–	–
Other fixed rate debt	126	7	4	–	5	2	144	–	144
Average interest rate	4.5%	5.8%	8.2%	–	8.4%	1.9%
Other variable rate debt	2,212	174	–	–	–	238	2,624	–	2,624
Average interest rate	7.1%	3.3%	–	–	–	3.3%

Total	5,853	2,055	975	1,033	1,257	415	11,588	4	11,592

The table above excludes interest expense estimated to be $586 million in 2007, $249 million in 2008, $167 million in 2009, $127 million in 2010, $73 million in 2011 and $11 million in 2012 and after (assuming interest rates with respect to variable rate debt remain constant and there is no change in aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table).
In accordance with risk management policy, subsidiaries have entered into interest rate swaps against most of the fixed rate debt due to mature after more than one year, affecting the effective interest rate on these balances (see Note 26).
The weighted average interest rate on short-term debt excluding short-term part of long-term debt at December 31, 2007, was 7% (2006: 7%).
Royal Dutch Shell plc 137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 19 continued
[C] LEASE ARRANGEMENTS
The future minimum lease payments for finance and operating leases and the present value of minimum finance lease payments at December 31, by maturity date are as follows:

2007				$ million
	Total future		Present value of	Total future
	minimum finance		minimum finance	minimum operating
	lease payments	Interest	lease payments	lease payments
2008	458	304	154	3,737
2009–2012	1,860	1,059	801	8,972
2013 and after	4,632	1,603	3,029	4,435

Total	6,950	2,966	3,984	17,144

2006				$ million
	Total future		Present value of	Total future
	minimum finance		minimum finance	minimum operating
	lease payments	Interest	lease payments	lease payments
2007	522	317	205	3,062
2008–2011	1,848	1,127	721	6,532
2012 and after	5,206	1,951	3,255	3,894

Total	7,576	3,395	4,181	13,488

In 2007 and 2006 there were no contingent rents under finance leases recognised as expense.
For finance leases at December 31, 2007, there is a total of $14 million (2006: $15 million) of future minimum sub-lease payments expected to be received under non-cancellable sub-leases.
Operating lease expenses were as follows:

			$ million
	2007	2006	2005
Minimum lease payments	3,091	2,571	2,250
Contingent rentals	63	59	56
Sub-lease payments	(138)	(132)	(131)

Total	3,016	2,498	2,175

For operating leases at December 31, 2007, there is a total of $350 million (2006: $321 million) of future minimum sub-lease payments expected to be received under non-cancellable sub-leases.
Subsidiaries have obligations under certain power generation contracts (“tolling agreements”) which are recognised as finance leases. The present value of the future minimum lease payments is $2,704 million at December 31, 2007, (2006: $2,708 million) of which $516 million is denominated in Canadian dollars and the remainder in US dollars. The carrying amount of related assets, which are recognised as property, plant and equipment, is $1,720 million at December 31, 2007, (2006: $1,831 million). The leases mature between 2021 and 2024 and the average interest rate for 2007 was 8.2% (2006: 8.1%).
[D] GEARING
Under its financial framework after fulfilling its debt servicing obligations Shell prioritises its dividend to shareholders and the funding of investment and growth.
The numerator and denominator in the gearing calculation used by Shell is calculated by adding to reported debt and equity those obligations for operating leases and unfunded retirement benefits which it believes to be in the nature of incremental debt, and deducting cash and cash equivalents held in excess of amounts required for operational purposes.
Dependent upon Shell’s view on market conditions and the current gearing level, Shell may undertake incremental capital investment or return capital to shareholders through share buybacks.

138 Royal Dutch Shell plc

Note 19 continued
The gearing ratios at December 31, were as follows:

		$ million
	2007	2006
Non-current debt	12,363	9,713
Current debt	5,736	6,060

Total debt	18,099	15,773
Add:
Net present value of operating lease obligation[A]	14,387	11,319
Unfunded retirement benefit obligations (after tax)[B]	–	–
Less:
Cash and cash equivalents in excess of operational requirements[C]	7,356	7,102

Adjusted debt	25,130	19,990
Total equity	125,968	114,945

Total capital	151,098	134,935

Gearing ratio (adjusted debt as a percentage of total capital)	16.6%	14.8%

[A]	Total future minimum operating lease payments at December 31, (see Note 19[C]) discounted at 5.0% (2007) and 5.25% (2006).

[B]	The unfunded retirement benefit obligations are defined as that part of the pension and other retirement benefit obligations that exceeds the related assets (see Note 21).

[C]	Consists of cash and cash equivalents as disclosed in Note 18 less cash required for operational requirements of $2.3 billion at December 31, 2007, (2006: $1.9 billion) which includes cash in transit and restricted cash balances held locally.

20
TAXATION

[A] TAXATION CHARGE FOR THE PERIOD			$million
	2007	2006	2005
Charge in respect of current period	19,960	17,548	19,561
Adjustments in respect of prior periods	116	(210)	(126)

Current taxation	20,076	17,338	19,435

Relating to the origination and reversal of temporary differences	(717)	913	(1,444)
Relating to changes in tax rates	(746)	(50)	(33)
Adjustments in respect of prior periods	37	116	41

Deferred taxation	(1,426)	979	(1,436)

Taxation charge	18,650	18,317	17,999

Reconciliations of the expected tax charge to the actual tax charge are as follows:

			$ million
	2007	2006	2005
Income before taxation	50,576	44,628	44,567
Less: Share of profit of equity-accounted investments	(8,234)	(6,671)	(7,123)

Income before taxation and share of profit from equity-accounted investments	42,342	37,957	37,444

Applicable tax charge at statutory tax rates	20,323	19,219	18,802
Adjustment in respect of prior periods	153	(94)	(85)
Recognition of previously unrecognised/derecognition of previously recognised tax losses	(116)	(205)	(300)
Income not subject to tax	(1,994)	(1,098)	(517)
Expenses not deductible for tax purposes	1,602	1,037	508
Taxable items deductible not expensed	(768)	(1,006)	(464)
Taxable income not booked	321	255	220
Other reconciling items, including amounts relating to changes in tax rate	(871)	209	(165)

Taxation charge	18,650	18,317	17,999

The weighted average of statutory tax rates was 48.0% in 2007 (2006: 50.6% and 2005: 50.2%). The decrease between 2006 and 2007 was because a lower proportion of income arose in the Exploration & Production segment (more highly taxed than other segments), which was partly offset by an increase due to a change in the geographical mix of income. The increase between 2005 and 2006 was because a higher proportion of income arose in the Exploration & Production segment, which was partly offset by a reduction due to a change in the geographical mix of income.
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
The taxation charge above includes UK taxation of $968 million in 2007 (2006: $1,916 million; 2005: $1,209 million).

Royal Dutch Shell plc 139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 20 continued
[B] TAXES PAYABLE

		$ million
	Dec 31, 2007	Dec 31, 2006
Income taxes	5,777	3,142
Sales taxes, excise duties and similar levies and social law taxes	3,956	2,879

Total	9,733	6,021

[C] PROVISION FOR DEFERRED TAXATION
Movements in deferred tax liabilities and assets during the year, taking into consideration the offsetting balances within the same tax jurisdiction, are as follows:

DEFERRED TAX LIABILITIES	$ million
	Property,
	plant and	Retirement	Other
	equipment	benefits	provisions	Other	Total
At January 1, 2006	14,682	(537)	(2,825)	(557)	10,763
Charged/(credited) to income	735	367	(944)	854	1,012
Other movements	1,528	(13)	51	(768)	798
Currency translation differences	679	85	(221)	(22)	521

At December 31, 2006	17,624	(98)	(3,939)	(493)	13,094
Charged/(credited) to income	(460)	461	(1,995)	775	(1,219)
Other movements	(717)	(57)	(44)	938	120
Currency translation differences	1,080	34	(115)	45	1,044

At December 31, 2007	17,527	340	(6,093)	1,265	13,039

DEFERRED TAX ASSETS	$ million
	Losses
	carried	Retirement	Other
	forward	benefits	provisions	Other	Total
At January 1, 2006	1,527	191	277	567	2,562
(Charged)/credited to income	(154)	11	88	88	33
Other movements	(545)	176	38	625	294
Currency translation differences	45	22	25	(13)	79

At December 31, 2006	873	400	428	1,267	2,968
(Charged)/credited to income	58	30	76	43	207
Other movements	138	(6)	(22)	(209)	(99)
Currency translation differences	77	40	59	1	177

At December 31, 2007	1,146	464	541	1,102	3,253

Other movements in deferred tax assets and liabilities relate mainly to acquisitions, a change in accounting status (see Note 28) and reclassifications between assets and liabilities.
Where the realisation of deferred tax assets is dependent on future profits, Shell recognises losses carried forward only to the extent that business forecasts predict that such profits will be available. At December 31, 2007 recognised losses carried forward amounted to $6,107 million.
Unrecognised losses amount to $3,338 million as at December 31, 2007 and expire in the following years:

$ million
2008	73
2009	3
2010	6
2011	4
2012 and after	3,252

Unrecognised losses amounted to $3,649 million as at December 31, 2006 and expire in the following years:

$ million
2007	507
2008	1
2009	4
2010	4
2011 and after	3,133

140 Royal Dutch Shell plc

Note 20 continued
Earnings retained by the subsidiaries and equity-accounted investments of Royal Dutch Shell amounted to $105,322 million at December 31, 2007 (2006: $94,278 million). Provision has been made for withholding and other taxes which would become payable on the distribution of these earnings only to the extent that either Shell does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

21
RETIREMENT BENEFITS
Retirement plans are provided for permanent employees of all major subsidiaries. The nature of such plans varies according to the legal and fiscal requirements and economic conditions of the country in which the employees are engaged. Generally, the plans provide defined benefits based on employees’ years of service and average/final pensionable remuneration.
Some subsidiaries have established unfunded defined benefit plans to provide certain retirement healthcare and life insurance benefits to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period.

			$ million
	Pension benefits		Other benefits
	2007	2006	2007	2006
Change in benefit obligation
Obligations for benefits based on employee service to date at January 1	60,258	55,677	3,163	3,143
Increase in present value of the obligation for benefits based on employee service during the year	1,188	1,285	50	53
Interest on the obligation for benefits in respect of employee service in	3,051	2,648	171	160
previous years
Benefit payments made	(2,894)	(2,535)	(158)	(138)
Currency translation differences	3,803	5,250	73	24
Other components [A]	(2,883)	(2,067)	(120)	(79)

Obligations for benefits based on employee service to date at December 31	62,523	60,258	3,179	3,163

Change in plan assets
Plan assets held in trust at fair value at January 1	67,479	54,650
Expected return on plan assets	4,821	4,003
Actuarial gains/(losses)	1,025	4,130
Employer contributions	1,260	1,309
Plan participants’ contributions	94	71
Benefit payments made	(2,894)	(2,535)
Currency translation differences	4,428	5,848
Other components	(15)	3

Plan assets held in trust at fair value at December 31	76,198	67,479

Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	13,675	7,221	(3,179)	(3,163)
Unrecognised net actuarial (gains)/losses since adoption	(11,338)	(6,588)	(217)	14
Unrecognised prior service cost/(credit)	10	8	17	19

Net amount recognised	2,347	641	(3,379)	(3,130)

Amounts recognised in the Consolidated Balance Sheet:
Pre-paid pension costs	5,559	3,926
Retirement benefit obligations:
Current	(253)	(202)	(173)	(117)
Non-current	(2,959)	(3,083)	(3,206)	(3,013)

Net amount recognised	2,347	641	(3,379)	(3,130)

[A]	Other components comprise mainly the effect of changes in actuarial assumptions, most notably the discount rate.

Royal Dutch Shell plc 141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 21 continued
ADDITIONAL INFORMATION

	$ million
	2007	2006	2005	2004
Pension benefits
Obligation for pension benefits in respect of unfunded plans	2,505	1,931	1,904	2,032
Obligation for pension benefits in respect of funded plans	60,018	58,327	53,773	52,790

Total benefit obligation	62,523	60,258	55,677	54,822

Experience adjustments as a percentage of the total benefit obligation	0.7%	0.7%	0.2%	2.1%
Plan assets	76,198	67,479	54,650	51,874
Experience adjustments as a percentage of plan assets	1.3%	6.1%	10.8%	3.8%
Plan surplus/(deficit)	13,675	7,221	(1,027)	(2,948)
Actual return on plan assets	5,846	8,133	9,290	5,262
Other benefits
Total benefit obligation (unfunded)	3,179	3,163	3,143	3,120
Experience adjustments as a percentage of the total benefit obligation	6.01%	0.72%	0.03%	0.26%

Employer contributions to defined benefit pension plans during 2008 are estimated to be $0.9 billion.
Benefit costs for the year comprise:

					$ million
	Pension benefits				Other benefits
	2007	2006		2005	2007	2006	2005
Service cost	1,188	1,285		1,163	50	53	65
Interest cost	3,051	2,648		2,575	171	160	168
Expected return on plan assets	(4,821)	(4,003)		(3,389)
Other components	158	389	[A]	127	68	8	(130)

Cost of defined benefit plans	(424)	319		476	289	221	103
Payments to defined contribution plans	233	203		189

Total	(191)	522		665	289	221	103

[A] Comprises mainly the effect of curtailment of the plan in France and changes in plans in the USA and the UK.
The cost of defined benefit plans is reported in the Consolidated Statement of Income, principally within cost of sales.
Discount rates, projected rates of remuneration growth and expected rates of return on plan assets vary for the different plans as they are determined in the light of local conditions. Expected rates of return on plan assets are calculated using a common assumption setting process based on a projection of real long-term bond yields and an equity risk premium which are combined with local inflation assumptions and applied to each plan’s actual asset mix. The weighted averages applicable for the principal plans in Shell are:

	Pension benefits			Other benefits
	2007	2006	2005	2007	2006	2005
Assumptions used to determine benefit obligations at December 31
Discount rate	5.7%	5.0%	4.7%	6.0%	5.6%	5.4%
Projected rate of remuneration growth	4.0%	3.9%	4.1%

Assumptions used to determine benefit costs for year-ended December 31
Discount rate	5.0%	4.7%	5.1%	5.6%	5.4%	5.6%
Expected rate of return on plan assets	7.1%	7.1%	7.1%
Projected rate of remuneration growth	3.9%	4.1%	3.8%

Healthcare cost trend rates
Healthcare cost trend rate in year after reporting year				8.1%	8.3%	8.4%
Ultimate healthcare cost trend rate				4.6%	4.7%	4.7%
Year ultimate healthcare cost trend rate is applicable				2013	2013	2012

The effect of a one percentage point increase/(decrease) in the annual rate of increase in the assumed healthcare cost trend rates would be to increase/(decrease) annual retirement benefit cost by approximately $27 million/($22 million) and the benefit obligation by approximately $353 million/($288 million).

142 Royal Dutch Shell plc

Note 21 continued
Demographic (including mortality) assumptions are also determined in the light of local conditions. Mortality assumptions are based on the latest available standard mortality tables for the individual countries concerned, adjusted where appropriate to reflect the experience of Shell. The average total life expectancy for males and females currently aged 60 years is, respectively, 85 years and 88 years.
Weighted average plan asset allocations by asset category for the principal pension plans in Shell are:

	Target		Percentage of
	allocation at		plan assets at
	December 31,		December 31,
	2007	2007	2006
Equities	62%	61%	72%
Debt securities	33%	33%	22%
Real estate	4%	3%	2%
Other	1%	3%	4%

Total	100%	100%	100%

Plan long-term investment strategies are generally determined by the responsible Pension Fund Trustees using a structured asset liability modelling approach to determine the asset mix which best meets the objectives of optimising investment return and maintaining adequate funding levels.

22
OTHER PROVISIONS

[A] CURRENT						$ million
	Decommissioning and
	restoration	Environmental	Redundancy	Litigation	Other	Total
At January 1, 2006	233	259	264	135	658	1,549
Additional provisions	19	124	18	159	245	565
Amounts charged against provisions	(99)	(246)	(113)	(157)	(123)	(738)
Reclassifications and other movements	117	167	(45)	(2)	90	327
Currency translation differences	19	12	13	3	42	89

At December 31, 2006	289	316	137	138	912	1,792
Additional provisions	11	88	332	241	465	1,137
Amounts charged against provisions	(128)	(165)	(91)	(64)	(231)	(679)
Reclassifications and other movements	201	110	10	11	81	413
Currency translation differences	15	15	13	10	76	129

At December 31, 2007	388	364	401	336	1,303	2,792

Included in other provisions at December 31, 2007, are $0.2 billion (2006: $0.2 billion) relating to loyalty schemes, $0.2 billion (2006: $0.2 billion) relating to employee end of service benefits, $0.2 billion (2006: $0.1 billion) relating to insurance and $0.2 billion (2006: nil) relating to sales taxes.

[B] NON-CURRENT						$ million
	Decommissioning and
	restoration	Environmental	Redundancy	Litigation	Other	Total
At January 1, 2006	5,692	619	94	544	436	7,385
Additional provisions	428	147	48	599	93	1,315
Amounts charged against provisions	(36)	(29)	(4)	(320)	153	(236)
Accretion expense	371	20	–	–	26	417
Reclassifications and other movements	1,079	(120)	(31)	(91)	68	905
Currency translation differences	494	14	10	10	41	569

At December 31, 2006	8,028	651	117	742	817	10,355
Additional provisions	97	297	65	42	177	678
Amounts charged against provisions	–	(35)	(6)	(15)	(40)	(96)
Accretion expense	493	19	–	3	25	540
Reclassifications and other movements	1,871	(109)	(33)	(6)	(8)	1,715
Currency translation differences	349	25	17	14	61	466

At December 31, 2007	10,838	848	160	780	1,032	13,658

The timing of payments related to these provisions is uncertain and is dependent on various items which are not always within management’s control.
Included in litigation provisions at December 31, 2007, is $0.5 billion (2006: $0.5 billion) in respect of a class action for alleged losses relating to the 2004 recategorisation of certain hydrocarbon reserves (see Note 32).
Included in other provisions at December 31, 2007, are $0.1 billion (2006: $0.1 billion) relating to loyalty schemes, $0.3 billion (2006: $0.4 billion) relating to employee end of service benefits and $0.2 billion (2006: $0.2 billion) relating to onerous contracts.

Royal Dutch Shell plc 143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 22 continued
Reviews of the estimated provision for decommissioning and restoration were performed during 2007 and during 2006 based on current experience and techniques. This resulted in an increase of $2.3 billion in 2007 (2006: $1.1 billion) in both the provision, reported within ‘Reclassifications and other movements’, and the corresponding Property, plant and equipment assets reported within ‘Sales, retirements and other movements’ in Note 12.

23
OTHER NON-CURRENT LIABILITIES

		$ million
	Dec 31, 2007	Dec 31, 2006
Deferred income	696	1,328
Derivative contracts (see Note 26)	788	646
Customer deposits	123	116
Liabilities under staff benefit plans	432	722
Advance payments received under long-term supply contracts	690	273
Other payables	1,164	1,240

Total	3,893	4,325

The fair value of financial liabilities included above approximates the carrying amount.

24
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		$ million
	Dec 31, 2007	Dec 31, 2006
Trade payables	36,349	26,509
Derivative contracts (see Note 26)	19,849	19,735
Amounts due to equity-accounted investments	3,614	2,454
Accruals and deferred income	10,487	9,625
Other	5,398	4,233

Total	75,697	62,556

The fair value of financial liabilities included above approximates the carrying amount.

25
ORDINARY SHARE CAPITAL

AUTHORISED
Dec 31, 2007	Dec 31, 2006		Dec 31, 2007[A]	Dec 31, 2006[A]
4,077,359,886	4,077,359,886	Class A shares of €0.07 each	€285	€285
2,759,360,000	2,759,360,000	Class B shares of €0.07 each	€193	€193
3,101,000,000	3,101,000,000	Unclassified shares of €0.07 each	€217	€217
62,280,114	62,280,114	Euro deferred shares of €0.07 each	€4	€4
50,000	50,000	Sterling deferred shares of £1 each	£–	£–

[A]	Amounts are in millions.

ISSUED AND FULLY PAID			Number of shares
	shares of €0.07 each			shares of £1 each
	Class A	Class B	Euro deferred	Sterling deferred
At January 1, 2006	3,935,625,000	2,759,360,000	62,280,114	50,000
Shares issued	4,827,974	–	–	–
Redemption of share capital	–	–	(62,280,114)	–
Shares repurchased for cancellation	(244,672,974)	–	–	–

At December 31, 2006	3,695,780,000	2,759,360,000	–	50,000
Shares repurchased for cancellation	(112,275,000)	–	–	–

At December 31, 2007	3,583,505,000	2,759,360,000	–	50,000

NOMINAL VALUE					$ million
	shares of €0.07 each			shares of £1 each
	Class A	Class B	Euro deferred	Sterling deferred	Total
At January 1, 2006	333	233	5	[A]	571
Shares issued	[A]	–	–	–	[A]
Redemption of share capital	–	–	(5)	–	(5)
Shares repurchased for cancellation	(21)	–	–	–	(21)

At December 31, 2006	312	233	–	[A]	545
Shares repurchased for cancellation	(9)	–	–	–	(9)

At December 31, 2007	303	233	–	[A]	536

[A]	Less than $1 million.

144 Royal Dutch Shell plc

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
Subsidiaries, in the normal course of their business, use financial instruments of various kinds for the purposes of managing exposure to interest rate, currency and commodity price movements.
Shell has treasury standards applicable to all subsidiaries and each subsidiary is required to adopt a treasury policy consistent with these standards. These policies cover financing structure, interest rate and foreign exchange risk management, insurance, counterparty risk management and derivative instruments, as well as the treasury control framework. Wherever possible, treasury operations are operated through specialist Shell group regional organisations without removing from each subsidiary the responsibility to formulate and implement appropriate treasury policies.
Other than in exceptional cases, the use of external derivative instruments is confined to specialist oil and gas trading and central treasury organisations which have appropriate skills, experience, supervision, control and reporting systems.
Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most subsidiaries is not permitted by their treasury policy.
Shell’s operations expose it to market, credit and liquidity risk:
Market risk
Market risk is the possibility that changes in interest rates, currency exchange rates or the prices of natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products will adversely affect the value of Shell’s assets, liabilities or expected future cash flows.
Interest rate risk
Most of Shell’s debt is raised from central borrowing programmes. Shell has entered into interest rate swaps and currency swaps to effectively convert most centrally-issued debt to floating rate US dollar LIBOR (London Inter-Bank Offer Rate), reflecting its policy to have debt mainly denominated in US dollars and to have largely floating interest rate exposure profile. Consequently Shell is exposed predominantly to US dollar LIBOR interest rate movements. The financing of most subsidiaries is also structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged. Based on the Consolidated Balance Sheet at December 31, 2007, the impact on net interest income/expense of a change in interest rates of 1% would not be significant.
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
Each subsidiary has treasury policies in place which are designed to measure and manage its foreign currency exposures by reference to its functional currency and to report foreign exchange gains and losses. Shell co-ordinates the management of these currency risks by providing regional treasury centres to transact with subsidiaries and facilitate the netting of foreign exchange positions. These net positions are then managed and transactions undertaken with the external market. A range of derivatives are used, the most common being forward foreign exchange contracts. Most of Shell’s debt is either denominated in US dollars or is hedged back into US dollars using currency swaps. Foreign exchange gains and losses arising from foreign currency transactions included in income are not significant.
Price risk
Certain subsidiaries have a mandate to trade natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products, and to use commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are minimised.
Shell uses risk management systems for recording and valuing instruments. There is regular review of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques (see below), daily monitoring of trading positions against limits and marking-to-market of trading exposures with a department independent of traders reviewing the market values applied to trading exposures. Shell’s exposure to substantial trading losses is therefore considered limited.
Shell utilises VAR techniques based on variance/covariance or Monte Carlo simulation models and make a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period and within a 95% confidence level. The calculation of the range of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Each of the models is regularly back tested against actual fair value movements to ensure model integrity is maintained.

Royal Dutch Shell plc 145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 26 continued

VALUE-AT-RISK (pre-tax)								$ million
	2007				2006
	High	Low	Average	Year end	High	Low	Average	Year end
Oil Products and Chemicals	23	5	13	19	21	6	13	11
Gas & Power	20	6	11	7	16	4	9	9

Credit risk
Shell has policies in place to ensure that wholesale sales of products are made to customers with an appropriate creditworthiness. In addition, Shell has policies that limit the amount of credit exposure to any financial institution. There has been no significant level of counterparty default.
In commodity trading, counterparty credit risk is managed within a framework of individual credit limits with utilisation being regularly reviewed. Credit checks are performed by a department independent of traders, and are undertaken before contractual commitment. Where appropriate, the use of netting arrangements, credit derivatives, prepayments and/or margining are used to manage specific risks.
Liquidity risk
Liquidity risk is the risk that suitable sources of funding for Shell’s business activities may not be available. Shell believes that it has access to sufficient debt funding sources (capital markets), and to undrawn committed borrowing facilities to meet currently foreseeable borrowing requirements.
Shell has long-term debt ratings of Aa1 and AA, assigned respectively by Moody’s and Standard & Poor’s. Shell has access to a wide range of funding alternatives at competitive rates through the capital markets and banks. It centrally co-ordinates relationships with banks, borrowing and foreign exchange requirements and cash management activities.
Unused lines of short-term credit at December 31, 2007 of $3.2 billion exclude committed facilities of $2.5 billion with a core group of highly-rated international banks, primarily used to provide support for commercial paper maturing within 30 days. They are available on same-day terms, incorporate pre-agreed pricing, and will expire in 2012. The terms and availability of these lines of credit are not conditional in any way on Shell’s financial ratios, its financial ratings or on the absence of events that could have a material adverse impact on its financial situation.
Shell expects to be able to renew or increase these facilities as and when required on commercially acceptable terms.
Surplus cash is invested into a range of short-dated money market instruments including commercial paper, time deposits and money funds, which seek to ensure the security and liquidity of investments while optimising yield. This cash management also involves the use of foreign exchange contracts. In all cases investments are only permitted in high credit quality institutions/funds, with diversification of investment supported by maintaining counterparty credit limits.
Derivative contracts
The remainder of this Note relates to the use by subsidiaries of derivative contracts recognised at fair value in the Consolidated Balance Sheet.
The following tables provide a summary of the estimated fair values of derivative contracts held at December 31, and a reconciliation to Shell’s Consolidated Balance Sheet.

				$ million
	Dec 31, 2007			Dec 31, 2006
	Estimated fair value			Estimated fair value
	Asset	Liability	Net	Asset	Liability	Net
Interest rate swaps	117	(1)	116	45	(6)	39
Forward foreign exchange contracts	234	(252)	(18)	71	(31)	40
Currency swaps	927	(684)	243	348	(328)	20
Commodity swaps, options, futures and forwards	17,931	(19,090)	(1,159)	19,642	(19,790)	(148)
Other contracts	796	(610)	186	158	(226)	(68)

Total	20,005	(20,637)	(632)	20,264	(20,381)	(117)

Included within:
Accounts receivable (Note 17)	19,276			20,011
Accounts payable and accrued liabilities (Note 24)		(19,849)			(19,735)
Other non-current assets (Note 15)	729			253
Other non-current liabilities (Note 23)		(788)			(646)

Total	20,005	(20,637)		20,264	(20,381)

The maximum exposure to credit risk is the fair value of the derivative assets.

146 Royal Dutch Shell plc

Note 26 continued
Net gains/(losses) before tax on these contracts, together with certain other commodity-related contracts and sales of inventory which are not derivatives but are included in the determination of margins used as the basis for managing Shell’s commodity trading activities, were $1.4 billion in 2007 (2006: $4.1 billion). The amount relating to contracts accounted for as hedges is not significant other than losses before tax of $201 million in 2007 (2006: nil) on certain contracts where the related forecast transactions are no longer highly probable.
[A] INTEREST RATE SWAPS/FORWARD RATE AGREEMENTS
Interest rate swaps held by subsidiaries at December 31 by expected year of maturity are as follows. The majority are designated as fair value hedges of debt. The variable interest rate component of contracts is generally linked to inter-bank offer rates. The effective interest rate on certain debt balances (see Note 19) is affected by such contracts.

2007									$ million
							2013	Total contract/	Estimated
		2008	2009	2010	2011	2012	and after	notional amount	fair value
Dollar	contract/notional amount	308	500	500	1,000	500	750	3,558	122
	average pay rate	5.2%	5.1%	4.9%	4.9%	4.9%	5.1%
	average receive rate	3.4%	4.8%	5.1%	5.6%	5.0%	5.2%
Euro	contract/notional amount	441	–	–	–	–	–	441	(6)
	average pay rate	4.8%	–	–	–	–	–
	average receive rate	3.3%	–	–	–	–	–

Total		749	500	500	1,000	500	750	3,999	116

2006								$ million
							Total contract/	Estimated
		2007	2008	2009	2010	2011	notional amount	fair value
Dollar	contract/notional amount	1,080	300	500	300	1,000	3,180	45
	average pay rate	5.2%	4.9%	5.0%	5.3%	5.4%
	average receive rate	5.2%	3.3%	4.8%	5.1%	5.6%
Euro	contract/notional amount	–	395	–	–	–	395	(6)
	average pay rate	–	3.5%	–	–	–
	average receive rate	–	3.3%	–	–	–

Total		1,080	695	500	300	1,000	3,575	39

[B] FORWARD FOREIGN EXCHANGE CONTRACTS AND CURRENCY SWAPS
Forward foreign exchange contracts and currency swaps held by subsidiaries at December 31, by expected year of maturity, are as follows. In general Shell has not considered it necessary to apply hedge accounting to forward foreign exchange contracts. Certain of the currency swaps are designated as fair value hedges, mainly of debt. The effective interest rate on certain debt balances is affected by currency swaps.
FORWARD FOREIGN EXCHANGE CONTRACTS

2007 (contracts mainly mature in 2008)			$ million
	Average	Total
	contractual	contract/
	exchange	notional	Estimated
	rate	amount	fair value
Buy euro/sell dollar	1.44	10,368	125
Buy UK pound/sell dollar	2.01	6,142	(57)
Buy dollar/sell Canadian dollar	1.00	3,201	(46)
Buy dollar/sell Norwegian krone	5.49	2,250	(28)
Buy dollar/sell Singapore dollar	1.44	1,508	3
Buy dollar/sell Danish krone	5.14	1,435	(10)
Buy Australian dollar/sell dollar	0.87	1,032	(7)
Buy dollar/sell Japanese yen	113.23	538	13
Buy New Zealand dollar/sell dollar	0.77	469	3
Buy dollar/sell Swedish krone	6.41	384	–
Buy UK pound/sell Swedish krone	13.01	181	(3)
Buy euro/sell Norwegian krone	8.04	128	(1)
Buy dollar/sell Hungarian forint	174.65	112	(2)
Buy UK pound/sell Norwegian krone	10.86	110	–
Other contracts		597	(8)

Total		28,455	(18)

Royal Dutch Shell plc 147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 26 continued

2006 (contracts mainly mature in 2007)			$ million
	Average	Total
	contractual	contract/
	exchange	notional	Estimated
	rate	amount	fair value
Buy UK pound/sell dollar	1.96	3,899	3
Buy euro/sell dollar	1.31	3,744	37
Buy dollar/sell euro	1.32	722	(2)
Buy dollar/sell Danish krone	5.63	621	3
Buy dollar/sell Australian dollar	0.78	525	(4)
Buy Singapore dollar/sell dollar	1.54	404	2
Buy New Zealand dollar/sell dollar	0.69	379	5
Buy dollar/sell Norwegian krone	6.22	279	2
Buy dollar/sell Swedish krone	6.99	189	(4)
Buy Danish krone/sell dollar	5.56	184	–
Buy euro/sell Swedish krone	9.00	154	1
Buy Canadian dollar/sell dollar	0.87	130	(1)
Buy Russian ruble/sell dollar	0.04	130	(1)
Buy Australian dollar/sell dollar	0.79	109	–
Other contracts		656	(1)

Total		12,125	40

Of the total contract/notional amount at December 31, 2007, $22.3 billion (2006: $9.7 billion) relates to the outstanding forward leg of contracts in place to manage foreign currency cash balances.
CURRENCY SWAPS

2007									$ million
	Average							Total
	contractual							contract/
	exchange						2013	notional	Estimated
	rate	2008	2009	2010	2011	2012	and after	amount	fair value
Fixed to floating interest rates:
Buy dollar/sell euro	1.32	–	515	441	–	–	2,207	3,163	350
Buy Canadian dollar/sell dollar	1.21	476	523	272	201	20	–	1,492	(229)
Buy dollar/sell UK pound	1.91	–	–	998		–	–	998	83
Buy dollar/sell Canadian dollar	1.15	257	42	–	40	–	–	339	16
Buy UK pound/sell dollar	2.00	–	–	–	–	–	237	237	34
Other contracts				140	266			406	28
Floating to floating interest rates:
Buy dollar/sell UK pound	1.91	969	–	–	–	–	–	969	44
Sell dollar/buy euro	1.44	700	–	–	–	–	–	700	(15)
Buy dollar/sell euro	1.31	588	–	–	–	–	–	588	67
Buy Australian dollar/sell dollar	0.78	–	–	–	391	–	–	391	(53)
Other contracts		583	155	12	–	217	146	1,113	(82)

Total		3,573	1,235	1,863	898	237	2,590	10,396	243

2006									$ million
	Average							Total
	contractual							contract/
	exchange						2013	notional	Estimated
	rate	2008	2009	2010	2011	2012	and after	amount	fair value
Fixed to floating interest rate:
Buy Canadian dollar/sell dollar	0.83	476	416	565	232	172	–	1,861	(130)
Buy UK pound/sell dollar	1.81	861	370	–	–	–	269	1,500	137
Buy euro/sell UK pound	1.54	940	401	–	–	–	–	1,341	53
Buy dollar/sell UK pound	1.89	–	–	–	568	–	–	568	11
Buy dollar/sell euro	1.19	–	–	416	–	–	–	416	52
Buy dollar/sell Canadian dollar	1.14	159	30	42	–	40	–	271	50
Other contracts		279	–	–	–	626	–	905	(25)
Floating to floating interest rate:
Buy dollar/sell euro	1.30	–	522	–	–	–	–	522	–
Buy dollar/sell UK pound	1.96	–	594	–	–	–	–	594	–
Buy US dollar/Sell Thai baht	36.04	258	10	–	–	–	–	268	(1)
Other contracts		974	83	51		–	–	1,108	(127)

Total		3,947	2,426	1,074	800	838	269	9,354	20

148 Royal Dutch Shell plc

Note 26 continued
[C] COMMODITY SWAPS, OPTIONS, FUTURES AND FORWARDS
Subsidiaries held commodity swaps, options and futures at December 31, 2007, with a total contract/notional amount of $184,312 million (2006: $139,348 million) and an estimated fair value of $257 million (2006: $816 million). These contracts are generally held for trading.
Subsidiaries enter into forward sale and purchase contracts for commodities in their trading operations which may be settled by the physical delivery or receipt of the commodity and are recognised at fair value. The total contract/notional amount of these contracts at December 31, 2007, was $238,407 million (2006: $159,434 million), with an estimated fair value of $(1,416) million (2006: $(964) million).
The majority of contractual maturities are within one year, and all contracts held for trading are reported as current assets or current liabilities.
[D] OTHER CONTRACTS
Subsidiaries held certain contracts to sell or purchase commodities, and other contracts containing embedded derivatives, which are required to be recognised at fair value because of pricing or delivery conditions, even though they are only entered into to meet operational requirements. The total contract/notional amount of these contracts at December 31, 2007, was $6,676 million (2006: $6,544 million), with an estimated fair value of $186 million (2006: $(68) million). These contracts have expected maturity between 2008 and 2025, with certain contracts having early termination rights (for either party).

27
SHARE-BASED COMPENSATION PLANS AND TREASURY SHARES
[A] SHARE-BASED COMPENSATION PLANS
There are a number of share-based compensation plans for employees of Shell. Following the Unification (see Note 1), the underlying shares for all the continuing plans which were previously Royal Dutch or Shell Transport are now shares of Royal Dutch Shell, and awards and rights under plans in existence at the time of the Unification have been converted into awards and rights over Royal Dutch Shell shares; all information in the remainder of this note related to the period prior to the Unification has also been converted.
All awards and rights over common shares of Shell Canada at the time of the acquisition of the minority interest in Shell Canada (see Note 28) have been converted into awards and rights over Royal Dutch Shell Class A shares. The replacement options were designed to be equivalent to the Shell Canada options. The exercise price and the number of Royal Dutch Shell Class A shares subject to the replacement options were adjusted to reflect the relative values of the Shell Canada shares and the Royal Dutch Shell Class A shares. Shell Canada options, which were subject to a performance condition, were exchanged for replacement options subject to a new Royal Dutch Shell performance condition.
Information on the principal plans is given below.
Share option plans
Shell’s share option plans offer eligible employees options over shares of Royal Dutch Shell, at a price not less than the fair market value of the shares at the date the options were granted. The options are mainly exercisable three years from grant date. The options lapse 10 years after grant or, if earlier, on resignation from Shell employment (subject to certain exceptions). No further grants will be made under the share option plans.
The following table shows, for 2006 and 2007, in respect of the option plans, the number of shares under option at the beginning of the year, the number of options granted, exercised and expired/forfeited during the year and the number of shares under option at the end of the year, together with the weighted average exercise price translated at the respective year-end exchange rates.

SHARE OPTION PLANS
	Shell group						Shell Canada
	Royal Dutch Shell		Royal Dutch Shell		Royal Dutch Shell		Shell Canada		Royal Dutch Shell
	Class A shares		Class B shares		Class A ADRs		common shares[A]		Class A shares
		Weighted		Weighted		Weighted		Weighted		Weighted
		average		average		average		average		average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	(thousands)	price ($)	(thousands)	price ($)	(thousands)	price ($)	(thousands)	price ($)	(thousands)	price ($)
Under option at January 1, 2006[B]	64,126	29.57	46,565	27.20	21,948	50.52	20,966	16.09	–	–
Granted	–	–	–	–	–	–	4,383	37.63	–	–
Exercised	(4,284)	25.75	(5,924)	28.71	(4,236)	48.65	(3,071)	13.48	–	–
Expired/forfeited	(1,221)	36.40	(690)	30.51	(43)	48.30	(871)	16.36	–	–

Under option at December 31, 2006[B]	58,621	33.28	39,951	31.22	17,669	50.97	21,407	21.34	–	–
Granted	–	–	–	–	–	–	–	–	–	–
Transferred[C]	–	–	–	–	–	–	(20,691)	24.65	24,687	19.38
Exercised	(9,932)	30.00	(11,413)	29.29	(4,442)	51.05	(716)	17.48	(8,069)	12.99
Expired/forfeited	(1,036)	44.53	(220)	38.93	(6)	50.73	–	–	(100)	23.47

Under option at December 31, 2007[B]	47,653	38.54	28,318	32.73	13,221	50.95	–	–	16,518	22.44

[A]	Unissued.

[B]	The underlying weighted average exercise prices for Royal Dutch Shell Class A and B shares under option at December 31, 2007, were €26.20 (2006: €25.36), €15.25 for converted options, and £16.39 (2006: £15.92) respectively.

[C]	Shell Canada shares under option outstanding after completion of the acquisition of the minority interest in Shell Canada were converted into Royal Dutch Shell Class A shares under option.
Royal Dutch Shell plc 149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 continued
The weighted average market price for exercises in 2007 was $41.87 (2006: $35.66) for Royal Dutch Shell Class A shares, $39.65 (2006: $38.08) for Royal Dutch Shell Class B shares, and $77.57 (2006: $68.95) for Royal Dutch Shell Class A ADRs.
In the period until the acquisition of the Shell Canada minority interest in March 2007 (see Note 28), 379,056 options (2006: 2,511,206) were cash-settled at a weighted average market price of $38.26 (2006: $38.26) and 337,311 options (2006: 559,902) options were equity-settled at a weighted average market price of $38.11 (2006: $36.66). After the acquisition of the Shell Canada minority interest, 7,967,715 options were cash-settled at a weighted average market price of $35.60 and 101,218 options were equity-settled at a weighted average market price of $39.64.
The following tables provide further information about share options outstanding at December 31, 2007:

ROYAL DUTCH SHELL CLASS A SHARES
	Options outstanding and exercisable
		Weighted average
	Number	remaining contractual	Weighted average
Range of exercise prices	(thousands)	life (years)	exercise price ($)
$25 to $30	12,343	4.9	28.00
$30 to $35	9,557	5.4	30.38
$35 to $40	–	–	–
$40 to $45	9,965	3.4	44.08
$45 to $50	9,570	3.1	45.82
$50 to $55	6,218	3.2	51.88

	47,653	4.1	38.54

ROYAL DUTCH SHELL CLASS B SHARES
	Options outstanding and exercisable
		Weighted average
	Number	remaining contractual	Weighted average
Range of exercise prices	(thousands)	life (years)	exercise price ($)
$25 to $28	13,295	5.0	26.77
$28 to $31	230	6.8	30.02
$31 to $34	–	–	–
$34 to $37	5,400	2.9	35.93
$37 to $40	6,058	3.4	37.66
$40 to $43	3,335	3.1	42.52

	28,318	4.0	32.73

ROYAL DUTCH SHELL CLASS A ADRs
	Options outstanding and exercisable
		Weighted average
	Number	remaining contractual	Weighted average
Range of exercise prices	(thousands)	life (years)	exercise price ($)
$40 to $45	2,851	5.2	42.43
$45 to $50	4,315	6.0	48.70
$50 to $55	3,587	3.8	54.09
$55 to $60	341	2.4	56.57
$60 to $65	2,126	3.2	60.77

	13,221	4.7	50.95

ROYAL DUTCH SHELL CLASS A SHARES AS CONVERTED FROM SHELL CANADA COMMON SHARES
	Options outstanding			Options exercisable
		Weighted average
	Number	remaining contractual	Weighted average	Number	Weighted average
Range of exercise prices	(thousands)	life (years)	exercise price ($)	(thousands)	exercise price ($)
$6 to $12	753	2.5	8.78	753	8.78
$12 to $18	4,962	5.5	14.42	4,962	14.42
$18 to $24	5,843	7.1	20.89	1,630	20.90
$24 to $29	7	8.1	26.49	3	26.96
$29 to $35	4,953	8.2	34.38	912	34.37

	16,518	6.7	22.44	8,260	17.39

150 Royal Dutch Shell plc

Note 27 continued
Performance Share Plan
Shell operates a performance share plan replacing the previous share option plans. Conditional awards of Royal Dutch Shell shares are made under an amended long-term incentive plan that is called the performance share plan when making awards to employees who are not Executive Directors. The actual amount of shares that may vest, ranging from 0 – 200% of the conditional awards, depends on the measurement of the prescribed performance conditions. For awards made in 2005 and 2006 the extent to which the awards vest depends on the total shareholder return of Royal Dutch Shell compared with four of its main competitors over a specific measurement period. For the awards made in 2007, the extent to which the awards vest will be determined by two performance conditions. The relative TSR measure over the measurement period will be used (as in previous years) to determine the vesting of half the award and the other half of the award will be linked to the Shell Scorecard results. For the shares granted in 2007, the measurement period is three years from January 1, 2007, (for the shares granted in 2006, the measurement period is three years from January 1, 2006, and for the shares granted in 2005, the measurement period is three years from January 1, 2005). Awards made in 2007 to staff employed in the Netherlands at the time of the award will be cash-settled.
The following table provides more information about the performance shares which were conditionally awarded in 2006 and 2007:

PERFORMANCE SHARE PLAN
	Royal Dutch Shell shares
				Weighted average
	Class A	Class B	Class A ADRs	remaining contractual
	(thousands)	(thousands)	(thousands)	life (years)
At January 1, 2006	4,536	2,682	1,701	2.0
Granted	4,595	2,722	1,792
Vested	–	–	–
Expired/forfeited	(175)	(84)	(32)

At December 31, 2006	8,956	5,320	3,461	1.5
Granted	6,485	2,822	1,985
Vested	(4)	(78)	(6)
Expired/forfeited	(132)	(83)	(79)

At December 31, 2007	15,305	7,981	5,361	1.1

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
The following table shows for 2006 and 2007, in respect of this scheme, the number of Royal Dutch Shell Class B shares under option at the beginning of the year, the number of options granted, exercised and expired/forfeited during the year and the number of shares under option at the end of the year:

UK SHARESAVE SCHEME	thousands
	2007	2006
Under option at January 1	3,010	2,967
Granted	447	694
Exercised	(440)	(316)
Expired/forfeited	(361)	(335)

Under option at December 31	2,656	3,010

Certain subsidiaries have other plans containing stock appreciation rights linked to the value of Royal Dutch Shell Class A ADRs. During 2007, 992,579 of these rights were exercised (2006: 2,513,681) and 7,388 were forfeited (2006: nil) leaving a balance at December 31, 2007 of 1,499,974 (2006: 2,499,941).
Valuation assumptions
The valuation assumptions used to estimate Shell’s share-based compensation expense for the share option plans and the performance share plan are summarised below.
The fair value of the performance share plans is estimated using a Monte Carlo pricing model. The risk-free interest rate used in 2007 was 4.6% (2006: 5.0%; 2005: 4.2%). To reflect the long-term equity characteristics and the term of the awards the valuation was performed using both 10 and three-year historical volatility, 27.0% and 19.2%, (2006: 24.8% and 19.6%; 2005: 26.3% and 19.4%) and dividend yield, 3.6% and 4.1% (2006: 3.6% and 4.3%; 2005: 3.4% and 4.2%).

Royal Dutch Shell plc 151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 27 continued
The fair value of the share option plans granted in 2004 was estimated using a Black-Scholes option pricing model and, other than for the Shell Canada plan, the following assumptions for dollar, euro and sterling denominated options respectively: risk-free interest rates of 3.5%, 3.1% and 4.9%; dividend yield of 4.1%, 4.5% and 4.0%; volatility of 28.2%, 30.3% and 31.7% and expected lives of five to seven years. In 2005, the valuation assumptions for the Shell Canada plan were 3.77% for risk-free rate, 1.34% for dividend yield, and 20.2% for volatility. A three-year historical volatility of the Shell Canada share price has been used. For 2006 and 2007 Shell Canada used a Monte Carlo pricing model using a risk-free rate of 4.0% (2006: 3.8%), and a dividend yield of 3.8% (2006: 1.1%). The volatility used was 16% for the first 3 years and 20% per annum thereafter (2006: 35% for the first year and 28% per annum thereafter).
The total expense for share-based compensation plans in 2007 was $589 million (2006: $462 million; 2005: $376 million), comprising $373 million relating to equity-settled plans (2006: $302 million; 2005: $162 million) and $216 million relating to cash-settled plans (2006: $160 million; 2005: $214 million). The fair value of share-based compensation granted in 2007 was $472 million (2006: $412 million; 2005: $303 million).
The total liability for cash-settled plans at December 31, 2007, is $461 million (2006: $379 million). The intrinsic value of all vested cash-settled plans at December 31, 2007, is $409 million (2006: $357 million).
[B] TREASURY SHARES
Shell employee share ownership trusts purchase Royal Dutch Shell shares in the open market to meet future obligations arising from share-based compensation granted to employees. At December 31, 2007, they held 58.0 million Royal Dutch Shell Class A shares (2006: 64.5 million), 35.2 million Royal Dutch Shell Class B shares (2006: 45.8 million) and 19.7 million Royal Dutch Shell Class A ADRs (2006: 23.1 million).
The total carrying amount of Royal Dutch Shell shares, which are all held in connection with the share-based compensation plans, at December 31, 2007, is $2,392 million (2006: $3,316 million).

28
MINORITY INTEREST

TRANSACTIONS WITH MINORITY SHAREHOLDERS IN 2007			$ million
	Equity attributable to shareholders
	of Royal Dutch Shell plc
		Minority	Total
	Retained earnings	interest	equity
Acquisition of Shell Canada	(5,445)	(1,639)	(7,084)
Partial divestment of Sakhalin	–	(6,711)	(6,711)
Other changes in minority interest	(28)	(28)	(56)

Total	(5,473)	(8,378)	(13,851)

In March 2007, Shell acquired the minority interest in Shell Canada for a cash consideration of $7.1 billion. This was reflected in the Consolidated Statement of Changes in Equity as a decrease in minority interest and in retained earnings of $1,639 million and $5,445 million respectively.
In April 2007, Shell sold half of its interest in Sakhalin II, reducing its interest from 55% to 27.5%, for a sales price of $4.1 billion. As a result of this transaction, Sakhalin II has been accounted for as an associated company rather than as a subsidiary with effect from April 2007. The main impact on the Consolidated Balance Sheet was a decrease of $15.7 billion in property, plant and equipment and $6.7 billion in minority interest, and an increase in investments: equity-accounted investments of $3.7 billion.

152 Royal Dutch Shell plc

29
OTHER RESERVES

							$ million
		Capital	Share	Share
	Merger	redemption	premium	plan
	reserve[A]	reserve	reserve	reserve		Other	Total
At January 1, 2005	5,373	–	–	173		4,142	9,688
Currency translation differences	–	–	–	–		(4,449)	(4,449)
Unrealised gains/(losses) on securities	–	–	–	–		309	309
Unrealised gains/(losses) on cash flow hedges	–	–	–	–		(226)	(226)

Income/(expense) recognised directly in equity	–	–	–	–		(4,366)	(4,366)
Effect of Unification	(1,929)	–	–	–		–	(1,929)
Shares repurchased for cancellation	–	13	–	–		–	13
Share-based compensation	–	–	–	178	[C]	–	178

At December 31, 2005	3,444	13	–	351		(224)	3,584
Currency translation differences	–	–	–	–		3,715	3,715
Unrealised gains/(losses) on securities	–	–	–	–		813	813
Unrealised gains/(losses) on cash flow hedges	–	–	–	–		143	143

Income/(expense) recognised directly in equity	–	–	–	–		4,671	4,671
Effect of Unification[B]	–	–	154	–		–	154
Share repurchased for cancellation	–	26	–	–		–	26
Share-based compensation	–	–	–	385	[C]	–	385

At December 31, 2006	3,444	39	154	736		4,447	8,820
Currency translation differences	–	–	–	–		5,389	5,389
Unrealised gains/(losses) on securities	–	–	–	–		(340)	(340)
Unrealised gains/(losses) on cash flow hedges	–	–	–	–		(116)	(116)

Income/(expense) recognised directly in equity	–	–	–	–		4,933	4,933
Share repurchased for cancellation	–	9	–	–		–	9
Share-based compensation	–	–	–	386	[C]	–	386

At December 31, 2007	3,444	48	154	1,122		9,380	14,148

[A]	The merger reserve was established as a consequence of the Unification (see Note 1). It relates primarily to the difference between the nominal value of Royal Dutch Shell plc shares issued and the nominal value of Royal Dutch Petroleum Company and Shell Transport and Trading Company, p.l.c. shares received.

[B]	The share premium reserve arose on conversion of loan notes, which were issued consequential to the Unification (see Note 1), into 4,827,974 Royal Dutch Shell Class A shares.

[C]	Includes related deferred taxation recognised directly in equity of $55 million in 2007 (2006: $82 million; 2005: $16 million).
Other comprises currency translation differences, unrealised gains and losses on securities and unrealised gains and losses on cash flow hedges. Further details are given below:

					$ million
		Income/(expense)
		recognised directly in equity for 2007
	Jan 1, 2007	Pre-tax	Tax	After tax	Dec 31, 2007
Currency translation differences		6,044	(331)	5,713
Reclassifications to income for the period		(324)	–	(324)

Currency translation differences net of reclassifications	2,392	5,720	(331)	5,389	7,781

Unrealised gains/(losses) on securities		565	(54)	511
Reclassifications to income for the period		(1,065)[A]	214	(851)

Unrealised gains/(losses) on securities net of reclassifications	2,295	(500)	160	(340)	1,955

Unrealised gains/(losses) on cash flow hedges		(145)	(150)	(295)
Reclassifications to income for the period		202	(23)	179

Unrealised gain/(losses) on cash flow hedges net of	(240)	57	(173)	(116)	(356)
reclassifications

Total	4,447	5,277	(344)	4,933	9,380

[A]	Includes $(952) million reclassified to other income (see Note 5[A]) following the sale of the equity portfolio held by Shell’s insurance companies and Shell’s interest in Enterprise Product Partners.

Royal Dutch Shell plc 153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 29 continued

					$ million
		Income/(expense)
		recognised directly in equity for 2006
	Jan 1, 2006	Pre-tax	Tax	After tax	Dec 31, 2006
Currency translation differences		4,157	(417)	3,740
Reclassifications to income for the period		(25)	–	(25)

Currency translation differences net of reclassifications	(1,323)	4,132	(417)	3,715	2,392

Unrealised gains/(losses) on securities		997	(97)	900
Reclassifications to income for the period		(120)	33	(87)

Unrealised gains/(losses) on securities net of reclassifications	1,482	877	(64)	813	2,295

Unrealised gains/(losses) on cash flow hedges		192	(52)	140
Reclassifications to income for the period		3	–	3

Unrealised gain/(losses) on cash flow hedges net of
reclassifications	(383)	195	(52)	143	(240)

Total	(224)	5,204	(533)	4,671	4,447

					$ million
		Income/(expense)
		recognised directly in equity for 2005
	Jan 1, 2005	Pre-tax	Tax	After tax	Dec 31, 2005
Currency translation differences		(4,442)	(23)	(4,465)
Reclassifications to income for the period		16	–	16

Currency translation differences net of reclassifications	3,126	(4,426)	(23)	(4,449)	(1,323)

Unrealised gains/(losses) on securities		383	(1)	382
Reclassifications to income for the period		(114)	41	(73)

Unrealised gains/(losses) on securities net of reclassifications	1,173	269	40	309	1,482

Unrealised gains/(losses) on cash flow hedges		(413)	192	(221)
Reclassifications to income for the period		(5)	–	(5)

Unrealised gain/(losses) on cash flow hedges net of
reclassifications	(157)	(418)	192	(226)	(383)

Total	4,142	(4,575)	209	(4,366)	(224)

30
DIVIDENDS

			$ million
	2007	2006	2005
Interim dividends paid: $1.405 per Class A share (2006: $1.225; 2005: $1.52)[A]	5,154	4,726	6,241
Interim dividends paid: $1.405 per Class B share (2006: $1.225; 2005: $1.55)[A]	3,847	3,416	4,315

Total	9,001	8,142	10,556

[A]	Dividends for 2006 and 2005 were declared in euro and have been translated, for comparison purposes, to US dollars (based on the conversion of US dollar dividend in respect of American Depositary Receipts (ADR) in the applicable period; one ADR is equal to two ordinary shares).
In addition, on January 31, 2008, the Directors proposed a further interim dividend in respect of 2007 of $0.36 per Class A share and $0.36 per Class B share, payable on March 12, 2008, which will absorb an estimated $2,283 million of shareholders’ funds.

154 Royal Dutch Shell plc

31
CONSOLIDATED STATEMENT OF CASH FLOWS
The Consolidated Statement of Cash Flows reflects the cash flows arising from the activities of Royal Dutch Shell and its subsidiaries as measured in their own currencies, translated to dollars at quarterly average rates of exchange.
Accordingly, the cash flows recorded in the Consolidated Statement of Cash Flows exclude both the currency translation differences which arise as a result of translating the assets and liabilities of non-dollar subsidiaries to dollars at year-end rates of exchange (except for those arising on cash and cash equivalents) and non-cash investing and financing activities. These currency translation differences and non-cash investing and financing activities must therefore be added to the cash flow movements at average rates in order to arrive at the movements derived from the Consolidated Balance Sheet.

2007				$ million
	Movements
	derived from	Movements		Movements
	Consolidated	arising from		derived from
	Statement of	currency	Non-cash	Consolidated
	Cash Flows	translation	movements	Balance Sheet

Intangible assets and property, plant and equipment	5,412	6,374	(10,695)	1,091
Investments	2,356	554	4,471	7,381
Deferred tax	915	(867)	292	340
Other non-current assets	1,989	535	(599)	1,925
Inventories	7,038	1,600	(350)	8,288
Accounts receivable	12,876	2,386	(692)	14,570
Cash and cash equivalents	498	156	–	654
Current debt	481	(157)	–	324
Accounts payable, accrued liabilities and other current liabilities	(13,220)	(3,143)	2,115	(14,248)
Taxes payable	(2,738)	(850)	(124)	(3,712)
Non-current debt	(2,151)	(699)	200	(2,650)
Other non-current liabilities	(38)	(1,440)	(1,462)	(2,940)
Minority interest	6,960	876	(625)	7,211
Treasury shares	(876)	–	(48)	–
Other items	12,424	64	7,517	–

Income for the period	31,926

Currency translation differences (see Note 29)		5,389

Movement in equity attributable to shareholders of Royal Dutch Shell				18,234

Royal Dutch Shell plc 155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 31 continued

2006				$ million
	Movements
	derived from	Movements		Movements
	Consolidated	arising from		derived from
	Statement of	currency	Non-cash	Consolidated
	Cash Flows	translation	movements	Balance Sheet
Intangible assets and property, plant and equipment	9,034	3,358	1,496	13,888
Investments	1,772	1,445	1,439	4,656
Deferred tax	(654)	(442)	(829)	(1,925)
Other non-current assets	1,315	390	1,112	2,817
Inventories	2,520	958	(39)	3,439
Accounts receivable	(8,475)	2,035	(278)	(6,718)
Cash and cash equivalents	(2,906)	178	–	(2,728)
Current debt	148	(869)	(1)	(722)
Accounts payable, accrued liabilities and current liabilities	8,536	(1,627)	(732)	6,177
Taxes payable	4,293	(691)	(841)	2,761
Non-current debt	(2,332)	805	(608)	(2,135)
Other non-current liabilities	(559)	(1,354)	(576)	(2,489)
Minority interest	(1,145)	(939)	(135)	(2,219)
Treasury shares	(493)	–	–	–
Other items	15,257	468	(8)	–

Income for the period	26,311

Currency translation differences (see Note 29)		3,715

Movement in equity attributable to shareholders of Royal Dutch Shell				14,802

2005				$ million
	Movements
	derived from	Movements		Movements
	Consolidated	arising from		derived from
	Statement of	currency	Non-cash	Consolidated
	Cash Flows	translation	movements	Balance Sheet
Intangible assets and property, plant and equipment	3,114	(3,595)	(57)	(538)
Investments	(2,306)	237	756	(1,313)
Deferred tax	1,515	784	(132)	2,167
Other non-current assets	(1,806)	(186)	70	(1,922)
Inventories	5,329	(892)	(36)	4,401
Accounts receivable	30,934	(2,032)	11	28,913
Cash and cash equivalents	2,779	(250)	–	2,529
Current debt	821	(150)	(275)	396
Accounts payable, accrued liabilities and current liabilities	(31,301)	405	112	(30,784)
Taxes payable	235	831	(790)	276
Non-current debt	388	826	66	1,280
Other non-current liabilities	537	633	(34)	1,136
Minority interest	(850)	(939)	102	(1,687)
Treasury shares	(367)	(83)	13	–
Other items	17,239	(38)	194	–

Income for the period	26,261

Currency translation differences (see Note 29)		(4,449)

Movement in equity attributable to shareholders of Royal Dutch Shell				4,854

Other items in 2007 include dividends paid to shareholders of Royal Dutch Shell of $9.0 billion (2006: $8.1 billion; 2005: $10.6 billion), net repurchase of shares of $4.4 billion (2006: $8.0 billion; 2005: $5.0 billion) and, in 2005, payments to former Royal Dutch shareholders of $1.7 billion.
Non-cash movements in 2007 mainly relate to the impact on the Consolidated Balance Sheet of the change in accounting status of Sakhalin II (see Note 28) and the results of a review of the estimated provision for decommissioning and restoration (see Note 22).
Non-cash movements in 2006 mainly relate to the impact on the Consolidated Balance Sheet of new finance leases, acquisitions and the results of a review of the estimated provision for decommissioning and restoration (see Note 22).

156 Royal Dutch Shell plc

32
LEGAL
PROCEEDINGS
Groundwater contamination
Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, have been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline-containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. As of December 31, 2007, there were 79 such suits pending against SOC and many other defendants (including major energy and refining companies). 72 of those matters have been consolidated for pre-trial proceedings in the US District Court for the Southern District of New York and seven are pending in other state and federal courts.
SOC (including its subsidiaries and affiliates) and certain other defendants have entered into an agreement in principle with certain plaintiffs to settle 59 cases (53 of which are brought by public, quasi-public, or governmental water purveyors). Upon execution of the settlement agreement, the parties will seek court approval of the settlement and dismissal of all claims against SOC and others in the 59 cases. In the fourth quarter of 2007, management of the Shell group established a provision of $35.7 million, representing an amount approximating SOC’s share of the proposed settlement. Motiva Enterprises LLC, one-half of which is owned by subsidiaries of SOC, has established a provision of $27.2 million, representing an amount approximating Motiva’s share of the proposed settlement.
If the settlement described above is approved, 26 water purveyor matters will remain. These matters are at a preliminary stage. Proceedings were effectively stayed in 24 of the cases and no discovery or other activity has occurred in them. In the other two cases, discovery has barely begun. Thus, the extent of alleged contamination and damages claimed as a result are not known. Further, it has not been determined whether product liability may be imposed and, if so, how liability might be apportioned among the many defendants or whether punitive damages might be available. At present, there are no deadlines for discovery, dispositive motions, or trials in any of the 26 cases that are not included in the settlement agreement in principle. A number of these matters assert damages from contamination threats, rather than actual contamination. Management of the Shell group believes that SOC has no liability in respect of threat-only claims. In 2007, SOC defended a suit brought by the Plainview (New York) Water District (Plainview) in which damages were sought for threats, but no actual damage, to water wells. After a multi-month trial, the Nassau County Supreme Court dismissed Plainview’s claims.
In light of the foregoing, management of the Shell group does not currently believe that the outcome of the remaining oxygenate-related litigation pending as of December 31, 2007 will have a material impact on the Shell group.
Recategorisation of hydrocarbon reserves
A consolidated shareholder class action pending in the US District Court in New Jersey alleges losses related to the 2004 recategorisations of certain hydrocarbon reserves. Lead plaintiffs are the Pennsylvania State Employees’ Retirement System and the Pennsylvania Public School Employees’ Retirement System. In addition, certain Dutch pension funds, and German and Luxembourg institutional shareholders filed two related actions that were consolidated with the existing class action for pre-trial purposes.
Following dismissal of a number of original defendants in the class action, the remaining defendants are: Royal Dutch Petroleum Company (now merged into Shell Petroleum N.V.), The “Shell” Transport and Trading Company, plc (referred to collectively as Shell), PricewaterhouseCoopers LLP and KPMG Accountants N.V. Although the class action complaint was pled on behalf of a worldwide class of purchasers who purchased Shell shares during the period of April 8, 1999 through March 18, 2004 (the “Relevant Period”), the US District Court determined that it did not have jurisdiction over the claims of non-US purchasers and that decision became final on January 7, 2008.
On April 11, 2007, Shell reached a settlement of asserted and unasserted claims arising out of the recategorisation with representatives of purchasers who both resided and purchased Shell shares outside of the USA during the Relevant Period (Non-US Settlement). The parties to the Non-US Settlement include a shareholders’ foundation, certain of Shell’s institutional investors, and other shareholders’ rights organisations. The terms of the Non-US Settlement agreement principally include settlement relief of $352.6 million to be distributed to the non-US purchasers pursuant to a plan of distribution proposed in the Non-US Settlement, along with certain other relief. The Non-US Settlement agreement (and an amendment to it executed on February 27, 2008) was filed with the Amsterdam Court of Appeals, which has exclusive jurisdiction under Dutch law to determine whether the agreement should be declared binding to the non-US purchasers included within its terms.
The Non-US Settlement is subject to (i) a determination by the Amsterdam Court of Appeals whether to declare the settlement binding for all shareholders that it covers and (ii) agreed opt-out provisions. The Dutch Court has notified the parties to the Non-US Settlement that it currently plans to hold a hearing to address whether to issue a binding declaration regarding the Non-US Settlement either late in 2008 or early in 2009, but no hearing has yet been scheduled. Shell cannot predict how the Dutch court will rule on the request that it declare the settlement agreement to be binding on all stock purchasers covered by its terms. Nor can Shell predict how many covered purchasers will file defenses to the Non-US Settlement or exercise their opt-out right and ask to be excluded from the agreement should the Dutch court declare the agreement binding.
On March 4, 2008, Shell reached an agreement in principle to settle the class action brought by the US purchasers (US Settlement), which complements the Non-US Settlement. The US Settlement is subject to specified conditions, including the execution of a definitive settlement agreement and securing the approvals of the Boards of Directors of the relevant Shell companies, the relevant governmental authorities of the State of Pennsylvania, and the US District Court in New Jersey. Among other things, the US Settlement provides to all persons and entities who purchased Shell shares on US markets and all US persons and entities who purchased Shell shares on non-US markets during the Relevant Period, the following relief: (i) settlement relief of $82.8 million to be distributed to US purchasers pursuant to the plan of distribution that plaintiffs in the US Settlement will prepare, (ii) interest on settlement amounts from April 1, 2008 (and

Royal Dutch Shell plc 157

Note 32 continued
providing the same relief to participants in the Non-US Settlement), and (iii) the US purchasers and participants in the Non-US Settlement collectively would receive an additional payment of $35 million, divided in accordance with proportions determined in the two proposed settlements. Shell would also pay (i) US class counsel’s fees and expenses (subject to certain caps) upon application to and approval by the US District Court in New Jersey and (ii) the costs of administering the US Settlement. As with the Non-US Settlement, stock purchasers covered by the US Settlement will be allowed to opt-out of it.
Shell cannot predict whether the parties will be able to negotiate and execute a definitive settlement agreement. Nor can it predict – assuming a settlement agreement is executed – how (or when) the US District Court will rule on whether the settlement agreement should be approved or how many covered purchasers will object to the settlement or exercise their opt-out rights and ask to be excluded from the settlement.
Other
Shell subsidiaries are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business. The operations and earnings of Shell subsidiaries continue, from time to time, to be affected to varying degrees by political, legislative, fiscal, and regulatory developments, including those relating to the protection of the environment and indigenous groups, in the countries in which they operate. The industries in which Shell subsidiaries are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

33
SHELL GROUP
AUDIT FEE
PricewaterhouseCoopers LLP (PwC) became the sole auditors as of November 7, 2005. Prior to that date the audit was performed jointly with KPMG.

[A] REMUNERATION FOR SUPPLY OF SERVICES TO SUBSIDIARIES					$ million
	2007	2006			2005
	PwC	PwC	PwC	KPMG	Total
Auditor remuneration[A]	4	4	3	1	4
Audit of accounts of subsidiaries [B]	44	48	34	9	43

Total audit fees	48	52	37	10	47

Total audit-related services (other services provided pursuant to legislation)	3	5	15	7	22

Taxation services [C]	[D]	1	5	–	5

Other services	1	1	2	–	2

Total	52	59			76

[A]	Audit of the Parent Company Financial Statements and the Consolidated Financial Statements of Royal Dutch Shell, including the audit of the Shell group consolidation returns.

[B]	All other audit fees.

[C]	Fees primarily for tax compliance.

[D]	Less than $1 million.
[B] REMUNERATION FOR SUPPLY OF SERVICES IN RELATION TO RETIREMENT BENEFIT PLANS FOR EMPLOYEES OF SUBSIDIARIES
During 2005, 2006 and 2007 PwC provided audit services to retirement benefit plans for employees of subsidiaries. Remuneration amounted to $1 million in 2007 (2006: $1 million; 2005: $1 million). Fees for services rendered by KPMG amounted to less than $0.5 million in 2005.

34
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

$ million
	Income attributable to shareholders of
	Royal Dutch Shell plc
				Basic weighted	Diluted weighted
				average number of	average number of
		Continuing	Discontinued	Class A and B	Class A and B
	Total	operations	operations	shares	shares

2007	31,331	31,331	–	6,263,762,972	6,283,759,171
2006	25,442	25,442	–	6,413,384,207	6,439,977,316
2005	25,311	25,618	(307)	6,674,179,767	6,694,427,705

158 Royal Dutch Shell plc

35
OIL AND GAS
EXPLORATION
AND PRODUCTION
ACTIVITIES
The information below reflects the change in 2007 in the accounting treatment of Sakhalin II (included in Middle East, Russia, CIS) from a subsidiary to an equity-accounted investment (see Note 28).
[A] CAPITALISED COSTS
The aggregate amount of property, plant and equipment and intangible assets of subsidiaries relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31, are shown in the table below:

	$ million
	2007	2006
Cost
Proved properties[A]	122,572	117,496
Unproved properties	11,312	8,910
Support equipment and facilities	5,156	5,132

	139,040	131,538

Depreciation
Proved properties[A]	80,369	69,433
Unproved properties	1,678	1,633
Support equipment and facilities	2,668	2,401

	84,715	73,467

Net capitalised costs	54,325	58,071

[A]	Includes capitalised asset retirement costs and related depreciation.
The Shell share of equity-accounted investments’ net capitalised costs was $14,949 million at December 31, 2007 (2006: $8,876 million).
[B] COSTS INCURRED
Costs incurred by subsidiaries during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table below. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

2007	$ million

	Eastern Hemisphere				Western Hemisphere
				Middle East,
			Asia	Russia,
	Europe	Africa[B]	Pacific	CIS[C]	USA	Other	Total
Acquisition of properties
Proved	–	–	–	–	–	3	3
Unproved	–	119	7	5	611	65	807
Exploration	479	388	419	434	1,066	423	3,209
Development [A]	3,285	2,108	836	2,966	2,315	1,015	12,525

2006	$ million

	Eastern Hemisphere				Western Hemisphere
				Middle East,
			Asia	Russia,
	Europe	Africa[B]	Pacific	CIS[C]	USA	Other	Total
Acquisition of properties
Proved	5	–	–	21	3	474	503
Unproved	6	20	48	17	103	3,053	3,247
Exploration	327	503	289	242	730	417	2,508
Development[A]	3,254	1,758	926	3,889	1,719	973	12,519

2005	$ million

			Eastern Hemisphere		Western Hemisphere
				Middle East,
			Asia	Russia,
	Europe	Africa[B]	Pacific	CIS[C]	USA	Other	Total
Acquisition of properties
Proved	–	5	1	68	63	29	166
Unproved	1	54	217	17	130	231	650
Exploration	176	316	121	108	430	266	1,417
Development[A]	1,850	1,633	791	3,558	773	554	9,159

[A]	Includes capitalised asset retirement costs.

[B]	Excludes Egypt.

[C]	Includes the Caspian region and Egypt.

Royal Dutch Shell plc     159

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 35 continued
Included in exploration costs are $594 million (2006: $388 million, 2005: $103 million) of mainly drilling costs associated with maturing fields for which shell has taken a final investment decision but for which no proved reserves have yet been recorded.
The Shell share of equity-accounted investments’ costs incurred was $4,317 million in 2007 (2006: $2,426 million; 2005: $1,901 million) mainly in Asia Pacific $1,863 million (2006: $909 million; 2005: $709 million), Middle East, Russia, CIS $1,811 million (2006: $838 million; 2005: $710 million), Europe $308 million (2006: $383 million; 2005: $289 million) and USA $245 million (2006: $283 million; 2005: $193 million).
[C] EARNINGS
Earnings of subsidiaries from oil and gas exploration and production activities are given in the table below. Certain purchases of traded product are netted into revenue.

2007	$ million

	Eastern Hemisphere				Western Hemisphere
				Middle East,
			Asia	Russia,
	Europe	Africa[A]	Pacific	CIS[B]	USA	Other	Total
Revenue:
Third parties	3,750	675	2,297	1,324	3,099	1,513	12,658
Intersegment	11,654	8,955	2,022	8,427	5,765	1,522	38,345

Total	15,404	9,630	4,319	9,751	8,864	3,035	51,003

Production costs	2,834	2,069	1,126	898	1,316	879	9,122
Exploration expense	178	254	259	156	675	300	1,822
Depreciation, depletion and amortisation	3,311	1,945	1,014	452	2,183	527	9,432
Other income/(costs)	107	(1,668)	103	(1,544)	(398)	(752)	(4,152)

Earnings before taxation	9,188	3,694	2,023	6,701	4,292	577	26,475
Taxation	4,961	2,283	619	6,069	1,488	(48)	15,372

Earnings after taxation	4,227	1,411	1,404	632	2,804	625	11,103

2006	$ million

	Eastern Hemisphere				Western Hemisphere
				Middle East,
			Asia	Russia,
	Europe	Africa[A]	Pacific	CIS[B]	USA	Other	Total
Revenue:
Third parties	5,937	389	2,204	2,352	2,339	1,567	14,788
Intersegment	11,287	7,393	1,606	7,764	6,266	1,480	35,796

Total	17,224	7,782	3,810	10,116	8,605	3,047	50,584

Production costs	2,636	1,597	848	1,018	1,270	774	8,143
Exploration expense	214	269	165	100	471	179	1,398
Depreciation, depletion and amortisation	3,498	1,508	797	505	1,823	1,034	9,165
Other income/(costs)	(781)	(187)	(17)	(1,372)	(649)	(586)	(3,592)

Earnings before taxation	10,095	4,221	1,983	7,121	4,392	474	28,286
Taxation	6,381	2,170	740	5,857	1,538	131	16,817

Earnings after taxation	3,714	2,051	1,243	1,264	2,854	343	11,469

2005	$ million

	Eastern Hemisphere				Western Hemisphere
				Middle East,
			Asia	Russia,
	Europe	Africa[A]	Pacific	CIS[B]	USA	Other	Total
Revenue:
Third parties	3,399	(314)	1,288	2,255	2,850	1,458	10,936
Intersegment	9,869	7,503	1,608	6,193	5,050	1,356	31,579

Total	13,268	7,189	2,896	8,448	7,900	2,814	42,515

Production costs	2,245	1,971	660	871	1,040	562	7,349
Exploration expense	213	193	55	73	378	246	1,158
Depreciation, depletion and amortisation	3,888	844	679	521	1,629	820	8,381
Other income/(costs)	(413)	84	257	(765)	(346)	(456)	(1,639)

Earnings before taxation	6,509	4,265	1,759	6,218	4,507	730	23,988
Taxation	3,767	3,526	475	4,986	1,533	236	14,523

Earnings after taxation	2,742	739	1,284	1,232	2,974	494	9,465

[A]	Excludes Egypt.

[B]	Includes the Caspian region and Egypt.

160     Royal Dutch Shell plc

Note 35 continued
The Shell share of equity-accounted investments’ earnings was $3,583 million in 2007 (2006: $3,075 million; 2005: $4,112 million) mainly in Europe $1,667 million (2006: $1,411 million; 2005: $2,854 million), USA $929 million (2006: $875 million; 2005: $723 million) and Asia Pacific $686 million (2006: $725 million; 2005: $588 million).

36
POST BALANCE
SHEET EVENTS
Since December 31, 2007, additional purchases of shares have been made under the Company’s buyback programme. At February 26, 2008, a further 21,280,000 Class A shares (representing 0.3% of Royal Dutch Shell’s issued share capital at December 31, 2007) had been purchased for cancellation at a total cost of $796 million including expenses, at an average price of €25.23 and 1,892.73 pence per Class A share.
Royal Dutch Shell plc     161

Shell
HELIX
PLUS
Superior protection

162 Royal Dutch Shell plc

Oil and gas (unaudited)
RESERVES
Net quantities (which are unaudited)[A] of proved oil and gas reserves are shown in the tables on pages 164 to 167. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The unaudited reserve volumes reported exclude volumes attributable to oil and gas discoveries that are not at present considered proved. Such volumes will be included when technical, fiscal and other conditions allow them to be economically developed and produced.
Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements that involve Shell subsidiaries in upstream risks and rewards but do not transfer title of the product to those companies.
Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement. These estimates remain subject to revision and are unaudited supplementary information.

[A]	Reserves, reserves volumes and reserves related information and disclosure are referred to as “unaudited” as a means of clarifying that this information is not covered by the audit opinion of the independent registered accounting firm that has audited and reported on the Consolidated Financial Statements or the Parent Company Financial Statements.
Royal Dutch Shell plc     163

SUPPLEMENTARY INFORMATION OIL AND GAS (UNAUDITED)
CRUDE OIL AND NATURAL GAS LIQUIDS
Shell subsidiaries’ estimated net proved reserves of crude oil and natural gas liquids at the end of the year, their share of the net proved reserves of equity-accounted investments at the end of the year, and the changes in such reserves during the year are set out below.
Significant changes in crude oil and natural gas liquids proved developed and undeveloped reserves are discussed below:
2007 COMPARED TO 2006
Shell subsidiaries
Africa The downward revision of 132 million barrels in revisions and reclassifications was primarily related to the deferral of projects as result of a reduced funding level imposed by joint venture partners, the security situation and re-evaluations in a number of fields following the acquisition of new performance data, partly offset by better performance in deep-water fields.
Middle East, Russia, CIS The increase of 66 million barrels in extensions and discoveries was primarily related to the extension of proved area as result of development drilling in Kashagan. The decrease of 189 million barrels in sales of minerals in place was related to the reduction of Shell’s interest in the Sakhalin II project.
Shell share of equity-accounted investments
Middle East, Russia, CIS The upward revision of 103 million barrels in revisions and reclassifications was primarily related to the change in reporting of Sakhalin II volumes from subsidiary to an equity-accounted investment. The upward revision of 65 million barrels in extensions and discoveries is primarily related to the maturation of the LNG project in Qatar following signing of the sale and purchase agreement.

PROVED DEVELOPED AND UNDEVELOPED RESERVES	million barrels 2007

	Eastern Hemisphere				Western Hemisphere
			Asia	Middle East
	Europe	Africa [A]	Pacific [B]	Russia, CIS [C]	USA	Other	Total
Shell subsidiaries
At January 1	711	775	156	1,082	398	148	3,270
Revisions and reclassifications	42	(132)	20	33	51	(10)	4
Improved recovery	–	32	–	1	–	–	33
Extensions and discoveries	29	13	21	66	13	16	158
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	(15)	–	–	(189)	–	–	(204)
Production	(152)	(121)	(39)	(85)	(87)	(26)	(510)

At December 31	615	567	158	908	375	128	2,751

Shell share of equity-accounted investments
At January 1	12	–	183	387	312	33	927
Revisions and reclassifications	(1)	–	49	103	9	–	160
Improved recovery	18	–	–	–	8	–	26
Extensions and discoveries	–	–	2	65	–	–	67
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	(1)	–	–	–	(1)	–	(2)
Production	(2)	–	(44)	(73)	(31)	(3)	(153)

At December 31	26	–	190	482	297	30	1,025

Minority interests’ share of subsidiaries

At December 31	–	12	1	–	–	–	13

PROVED DEVELOPED RESERVES	million barrels 2007

	Eastern Hemisphere							Western Hemisphere
				Asia		Middle East
	Europe	Africa	[A]	Pacific	[B]	Russia, CIS	[C]	USA	Other	Total
Shell subsidiaries
At January 1	533	374		92		386		204	88	1,677
At December 31	470	348		86		286		185	81	1,456

Shell share of equity-accounted investments
At January 1	11	–		132		350		256	24	773
At December 31	7	–		151		343		238	25	764

[A] Excludes Egypt.
[B] Excludes Sakhalin.
[C] Includes Caspian region, Egypt and Sakhalin.
164     Royal Dutch Shell plc

2006 COMPARED TO 2005
Shell subsidiaries
Africa As a result of the damage to our production facilities due to civil unrest in Nigeria, Shell has reclassified 127 million barrels from proved developed reserves to proved undeveloped reserves.
Middle East, Russia, CIS The increase of 186 million barrels in extensions and discoveries was primarily related to the recognition of NGL reserves for our GTL project in Qatar, which took final investment decision during 2006.
Other Western Hemisphere The increase of 68 million barrels in purchases of minerals in place was related to the Shell Canada acquisition of BlackRock.
Shell share of equity-accounted investments
Middle East, Russia, CIS The downward revision of 55 million barrels in revisions and reclassifications was primarily related to a combination of the acquisition of new well and performance data and changing economic conditions.
USA The downward revision of 80 million barrels in revisions and reclassifications was primarily related to the re-evaluation of reserves in a non-operated field as a result of new production data.

million barrels 2006								million barrels 2005
Eastern Hemisphere					Western Hemisphere			Eastern Hemisphere					Western Hemisphere
			Asia	Middle East							Asia	Middle East
Europe	Africa	[A]	Pacific [B]	Russia, CIS[C]	USA	Other	Total	Europe	Africa	[A]	Pacific [B]	Russia, CIS[C]	USA	Other	Total

857	882		173	993	416	145	3,466	953	1,145		245	798	458	146	3,745
30	5		22	7	33	(40)	57	82	(206)		(27)	37	23	28	(63)
–	–		–	–	27	–	27	2	1		–	3	–	–	6
5	12		1	186	20	9	233	22	78		–	256	20	–	376
20	–		–	–	1	68	89	3	–		–	10	1	–	14
(22)	–		–	–	(15)	(2)	(39)	(10)	–		(3)	–	–	–	(13)
(179)	(124)		(40)	(104)	(84)	(32)	(563)	(195)	(136)		(42)	(111)	(86)	(29)	(599)

711	775		156	1,082	398	148	3,270	857	882		173	993	416	145	3,466

14	–		241	490	425	–	1,170	18	–		276	457	392	–	1,143
–	–		(11)	(55)	(80)	34	(112)	(2)	–		8	84	65	–	155
–	–		–	–	–	–	–	–	–		–	–	–	–	–
–	–		1	14	–	2	17	–	–		–	–	4	–	4
–	–		–	–	–	–	–	–	–		–	–	–	–	–
–	–		–	–	–	–	–	–	–		(2)	–	–	–	(2)
(2)	–		(48)	(62)	(33)	(3)	(148)	(2)	–		(41)	(51)	(36)	–	(130)

12	–		183	387	312	33	927	14	–		241	490	425	–	1,170

–	13		–	118	–	31	162	–	18		–	121	–	18	157

million barrels 2006								million barrels 2005
Eastern Hemisphere					Western Hemisphere			Eastern Hemisphere					Western Hemisphere
			Asia	Middle East							Asia	Middle East
Europe	Africa	[A]	Pacific [B]	Russia, CIS[C]	USA	Other	Total	Europe	Africa	[A]	Pacific [B]	Russia, CIS[C]	USA	Other	Total

639	532		93	437	230	86	2,017	740	617		134	475	242	115	2,323
533	374		92	386	204	88	1,677	639	532		93	437	230	86	2,017

12	–		163	360	346	–	881	15	–		187	360	349	–	911
11	–		132	350	256	24	773	12	–		163	360	346	–	881

Royal Dutch Shell plc     165

SUPPLEMENTARY INFORMATION OIL AND GAS (UNAUDITED)
NATURAL GAS
Shell subsidiaries’ estimated net proved reserves of natural gas at the end of the year, their share of the net proved reserves of equity-accounted investments at the end of the year, and the changes in such reserves during the year are set out below. The volumes in the table below have not been adjusted to standard heat content. Apart from integrated LNG and GTL projects, volumes of gas are reported on an “as-sold” basis and are treated as equivalent without regard to the quality of the gas (e.g. with respect to the inert gas content thereof or the various hydrocarbon components). The price used to calculate future revenues and cash flows from proved gas reserves is that realised at year-end based on “as-sold” volumes. For integrated LNG and GTL projects the volumes reported are those measured at a designated transfer point between the upstream and downstream portions of the integrated project and reflect the composition of the gas stream at this point. As such, the realised or the applicable integrated project transfer price reflects the quality of the gas, both in terms of inert components that reduce gas quality and hydrocarbon components with high molecular weights that enrich the quality of the gas.
Significant changes in natural gas proved developed and undeveloped reserves are discussed below:
2007 COMPARED TO 2006
Shell subsidiaries
Europe The increase of 537 thousand million scf in extensions and discoveries was primarily related to the maturation of various development projects in Norway.
Africa The downward revision of 348 thousand million scf in revisions and reclassifications was primarily related the deferral of projects as result of a reduced funding level imposed by joint venture partners, the security situation and re-evaluations in a number of fields following the acquisition of new performance data.
Middle East, Russia, CIS The decrease of 5,046 thousand million scf in sales of minerals in place was related to the dilution of Shell’s interest in the Sakhalin II project. The downward revision of 1,218 thousand million scf in revisions and reclassifications was primarily related to the change in reporting of Sakhalin II volumes from subsidiary to an equity-accounted investment, partly offset by an upward revision in the Qatar GTL project.

PROVED DEVELOPED AND UNDEVELOPED RESERVES[A]	thousand million standard cubic feet 2007

	Eastern Hemisphere				Western Hemisphere
			Asia	Middle East
	Europe	Africa [B]	Pacific [C]	Russia, CIS [D]	USA	Other	Total
Shell subsidiaries
At January 1	4,951	2,089	5,485	13,582	2,629	1,322	30,058
Revisions and reclassifications	227	(348)	278	(1,218)	138	59	(864)
Improved recovery	–	–	–	–	–	–	–
Extensions and discoveries	537	65	108	125	162	56	1,053
Purchases of minerals in place	–	–	–	–	–	1	1
Sales of minerals in place	(150)	–	–	(5,046)	(50)	–	(5,246)
Production	(662)	(213)	(619)	(91)	(411)	(181)	(2,177)

At December 31	4,903	1,593	5,252	7,352	2,468	1,257	22,825

Shell share of equity-accounted investments
At January 1	11,902	–	2,176	–	5	1	14,084
Revisions and reclassifications	244	–	121	1,881	7	(1)	2,252
Improved recovery	–	–	–	–	1	–	1
Extensions and discoveries	22	–	6	2,555	–	–	2,583
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	(29)	–	–	–	–	–	(29)
Production	(561)	–	(259)	–	(1)	–	(821)

At December 31	11,578	–	2,044	4,436	12	–	18,070

Minority interests’ share of subsidiaries

At December 31	–	–	26	–	–	–	26

PROVED DEVELOPED RESERVES [A]	thousand million standard cubic feet 2007

	Eastern Hemisphere							Western Hemisphere
				Asia		Middle East
	Europe	Africa	[B]	Pacific	[C]	Russia, CIS	[D]	USA	Other	Total
Shell subsidiaries
At January 1	3,224	601		2,263		134		1,504	871	8,597
At December 31	3,185	628		2,270		99		1,319	857	8,358

Shell share of equity-accounted investments
At January 1	9,827	–		1,260		–		4	1	11,092
At December 31	9,543	–		1,333		–		8	–	10,884

[A] These quantities have not been adjusted to standard heat content.
[B] Excludes Egypt.
[C] Excludes Sakhalin.
[D] Includes Caspian region, Egypt and Sakhalin.
166     Royal Dutch Shell plc

Shell share of equity-accounted investments
Middle East, Russia, CIS The upward revision of 1,881 thousand million scf in revisions and reclassifications was related to the change in reporting of Sakhalin II volumes from subsidiary to an equity-accounted investment. The increase of 2,555 thousand million scf in extensions and discoveries was primarily related to the maturation of the LNG project in Qatar following signing of the sale and purchase agreement.
2006 COMPARED TO 2005
Shell subsidiaries
Europe The downward revision of 302 thousand million scf in revisions and reclassifications was primarily related to year-end price effects and field re-evaluations in a number of fields following the acquisition of new well and performance data.
Africa The downward revision of 266 thousand million scf in revisions and reclassifications was primarily related to field re-evaluations in a number of fields following the acquisition of new performance data, review of the applicability of analogue reservoirs and re-appraisal of future development plans. This is offset by the increase of 348 thousand million scf in extensions and discoveries that is primarily related to the maturation of a number of gas projects committed to LNG and domestic gas.
Asia Pacific The increase of 431 thousand million scf in revisions and reclassifications was primarily related to increases in proved gas in place volumes in a number of fields as a result of additional well data.
Middle East, Russia, CIS The increase of 6,723 thousand million scf in extensions and discoveries was primarily related to the recognition of gas reserves for our GTL project in Qatar, which took final investment decision during 2006.
Shell share of equity-accounted investments
Asia Pacific The downward revision of 276 thousand million scf in revisions and reclassifications was primarily related to the acquisition of new performance data and the re-appraisal of future development plans.

thousand million standard cubic feet 2006							thousand million standard cubic feet 2005
Eastern Hemisphere				Western Hemisphere			Eastern Hemisphere				Western Hemisphere
		Asia	Middle East						Asia	Middle East
Europe	Africa [B]	Pacific [C]	Russia, CIS[D]	USA	Other	Total	Europe	Africa [B]	Pacific [C]	Russia, CIS[D]	USA	Other	Total

5,748	2,173	5,615	7,239	2,680	1,457	24,912	5,964	2,532	6,579	5,607	2,823	1,545	25,050
(302)	(266)	431	(274)	167	(45)	(289)	289	(221)	(669)	(91)	116	(47)	(623)
–	–	–	–	–	–	–	–	–	–	–	–	–	–
228	348	61	6,723	115	101	7,576	234	–	213	1,842	148	135	2,572
18	–	–	–	97	–	115	57	–	61	–	11	6	135
(20)	–	–	–	(6)	(3)	(29)	(18)	–	–	–	–	–	(18)
(721)	(166)	(622)	(106)	(424)	(188)	(2,227)	(778)	(138)	(569)	(119)	(418)	(182)	(2,204)

4,951	2,089	5,485	13,582	2,629	1,322	30,058	5,748	2,173	5,615	7,239	2,680	1,457	24,912

11,974	–	2,712	–	18	–	14,704	12,513	–	2,987	–	17	–	15,517
420	–	(276)	–	(12)	1	133	31	–	(23)	–	3	–	11
–	–	–	–	–	–	–	2	–	–	–	–	–	2
73	–	2	–	–	–	75	5	–	–	–	–	–	5
–	–	–	–	–	–	–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	(3)	–	–	–	–	–	(3)
(565)	–	(262)	–	(1)	–	(828)	(574)	–	(252)	–	(2)	–	(828)

11,902	–	2,176	–	5	1	14,084	11,974	–	2,712	–	18	–	14,704

–	–	33	3,132	–	241	3,406	–	–	36	3,059	–	261	3,356

thousand million standard cubic feet 2006									thousand million standard cubic feet 2005
Eastern Hemisphere						Western Hemisphere			Eastern Hemisphere						Western Hemisphere
			Asia		Middle East							Asia		Middle East
Europe	Africa	[B]	Pacific	[C]	Russia, CIS[D]	USA	Other	Total	Europe	Africa	[B]	Pacific	[C]	Russia, CIS[D]	USA	Other	Total

3,662	782		2,249		225	1,608	906	9,432	3,258	919		2,553		315	1,875	1,080	10,000
3,224	601		2,263		134	1,504	871	8,597	3,662	782		2,249		225	1,608	906	9,432

10,109	–		1,443		–	15	–	11,567	9,731	–		1,606		–	15	–	11,352
9,827	–		1,260		–	4	1	11,092	10,109	–		1,443		–	15	–	11,567

Royal Dutch Shell plc     167

SUPPLEMENTARY INFORMATION OIL AND GAS (UNAUDITED)
STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS
United States accounting principles require the disclosure of a standardised measure of discounted cash flows, related to proved oil and gas reserve quantities and based on prices and costs at the end of the year, currently enacted tax rates and a 10% annual discount factor. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

$ million

	Eastern Hemisphere							Western Hemisphere		2007
				Asia		Middle East
	Europe	Africa	[A]	Pacific	[B]	Russia, CIS	[C]	USA	Other	Total
Shell subsidiaries
Future cash inflows	107,607	54,597		34,908		86,463		48,696	14,040	346,311
Future production costs	28,937	15,862		9,607		14,814		19,163	7,938	96,321
Future development costs	14,600	5,043		8,618		13,856		6,190	1,591	49,898
Future tax expenses	40,317	20,061		5,598		28,377		8,170	1,223	103,746

Future net cash flows	23,753	13,631		11,085		29,416		15,173	3,288	96,346
Effect of discounting cash flows at 10%	7,192	3,548		4,405		21,058		4,938	846	41,987

Standardised measure of discounted future net cash flows	16,561	10,083		6,680		8,358		10,235	2,442	54,359

Shell share of equity-accounted investments	10,023	–		3,744		5,727		6,434	802	26,729

Minority interests included	–	245		10		–		–	–	255

$ million

	Eastern Hemisphere							Western Hemisphere		2006
				Asia		Middle East
	Europe	Africa	[A]	Pacific	[B]	Russia, CIS	[C]	USA	Other	Total
Shell subsidiaries
Future cash inflows	75,438	49,408		23,993		101,791		35,586	11,176	297,392
Future production costs	31,321	14,410		6,414		25,498		16,504	4,946	99,093
Future development costs	10,976	5,853		5,603		19,654		4,952	1,115	48,153
Future tax expenses	24,112	17,388		4,086		20,735		4,946	1,340	72,607

Future net cash flows	9,029	11,757		7,890		35,904		9,184	3,775	77,539
Effect of discounting cash flows at 10%	808	3,324		3,371		23,531		2,333	1,127	34,494

Standardised measure of discounted future net cash flows	8,221	8,433		4,519		12,373		6,851	2,648	43,045

Shell share of equity-accounted investments	8,718	–		1,960		745		3,519	285	15,227

Minority interests included	–	107		2		3,877		–	489	4,475

$ million

	Eastern Hemisphere							Western Hemisphere		2005
				Asia		Middle East
	Europe	Africa	[A]	Pacific	[B]	Russia, CIS	[C]	USA	Other	Total
Shell subsidiaries
Future cash inflows	100,668	53,262		24,173		87,660		48,640	17,144	331,547
Future production costs	31,018	14,461		5,338		23,444		9,376	4,528	88,165
Future development costs	8,986	5,052		4,756		19,618		2,490	974	41,876
Future tax expenses	39,808	18,071		4,776		18,444		13,743	3,215	98,057

Future net cash flows	20,856	15,678		9,303		26,154		23,031	8,427	103,449
Effect of discounting cash flows at 10%	6,745	4,359		3,954		19,175		8,177	2,781	45,191

Standardised measure of discounted future net cash flows	14,111	11,319		5,349		6,979		14,854	5,646	58,258

Shell share of equity-accounted investments	8,597	–		2,887		980		4,339	–	16,803

Minority interests included	–	174		20		1,687		–	885	2,766

[A] Excludes Egypt.
[B] Excludes Sakhalin.
[C] Includes Caspian region, Egypt and Sakhalin.
168     Royal Dutch Shell plc

Change in standardised measure of Shell subsidiaries discounted future net cash flows relating to proved oil and gas reserves	$ million

	2007	2006	2005
At January 1	43,045	58,258	45,525
Net changes in prices and production costs	59,064	(18,339)	45,352
Extensions, discoveries and improved recovery	9,258	10,540	14,467
Purchases and sales of minerals in place	(9,257)	456	(236)
Revisions of previous reserve estimates	5,781	2,232	1,278
Development cost related to future production	(14,601)	(11,236)	(14,030)
Sales and transfers of oil and gas, net of production costs	(37,263)	(37,351)	(33,646)
Development cost incurred during the year	10,447	11,323	9,154
Accretion of discount	6,862	10,958	8,259
Net change in income tax	(18,977)	16,204	(17,865)

At December 31	54,359	43,045	58,258

ADDITIONAL INFORMATION CONCERNING PROVED RESERVES
Proved reserves can be either developed or undeveloped. Subsidiaries proved reserves at December 31, 2007 were divided into 43% developed and 57% undeveloped on a barrel of oil equivalent basis.
Proved reserves are recognised under various forms of contractual agreements. Shell’s proved reserves volumes present in agreements such as production-sharing contracts (PSCs) or other forms of economic entitlement contracts where Shell share of reserves can vary with actual year-end price are approximately 1,025 million barrels of crude oil and natural gas liquids, and 12,448 thousand million standard cubic feet of gas.

Royal Dutch Shell plc      169

Oil sands (unaudited)
RESERVES
In addition to proved conventional liquids and natural gas reserves, Shell has considerable interests in minable oil sands reserves in Canada associated with the Athabasca Oil Sands Project. Since the SEC regulations define these reserves as mining related and not part of conventional oil and gas reserves, these are presented separately. These mining reserves are not included in the standardised measure of discounted cash flows for conventional oil and gas reserves presented on pages 168-169.
SEC Industry Guide 7 for Significant Mining Operations states that mining reserves are defined as that part of a mineral deposit that could be economically and legally extracted or produced at the time of reserve determination. SEC Industry Guide 7 provides the following reserve definitions which have been tailored to minable oil sands:
Proven minable oil sands reserves are computed from dimensions revealed in drill holes and the bitumen grades are computed from the results of detailed sampling. The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth, and bitumen content of the reserves are well established.
Probable minable oil sands reserves are computed from information similar to that used for proven reserves, however, the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Although the degree of assurance is less than that for proven reserves, it is sufficient to assume continuity between points of observation.
Shell’s minable oil sands reserve estimates are based upon a detailed geological assessment including drilling and laboratory testing. They also consider current mine plans, planned operating life and regulatory requirements. The proven plus probable minable oil sands reserves are within the development areas covered by approvals from the Alberta Energy Resources Conservation Board. The reserve estimates are based on actual barrels to be shipped for processing at the expanded Scotford Upgrader.
Net proven and probable minable oil sands reserves are defined as reserves after the deduction of royalty obligations to the Alberta Government. Under the Alberta Oil Sand Royalty Regulation 1997, royalties depend on project cash flows. Therefore the calculation of royalties depends on price, production rates, capital costs, and operating costs over the life of the development. The price profile for the calculation of royalty barrels for 2007 is based on the average commodity price taken over the last three years.
Shell subsidiaries’ estimated net proven and probable minable oil sands reserves at the end of the year, and the changes in such reserves during the year are set out below.

MINABLE OIL SANDS RESERVES	million barrels

	2007	2006	2005
Shell subsidiaries’ net proven reserves
At January 1	1,134	746	615
Revisions and reclassifications	6	(19)	166
Extensions and discoveries	–	437	–
Production	(29)	(30)	(35)

At December 31	1,111	1,134	746

Shell subsidiaries’ net probable reserves
At January 1	341	119	347
Revisions and reclassifications	21	(16)	(228)
Extensions and discoveries	–	238	–

At December 31	362	341	119

Minority interests’ share of oil sands at December 31

Net proven reserves	–	250	164
Net probable reserves	–	75	26

170     Royal Dutch Shell plc

Derivatives and other financial instruments and derivative commodity instruments (unaudited)
The following information is provided in accordance with the Securities and Exchange Commission rules issued in 1997. Variable interest rates stated are spot rates applying as at December 31. Amounts denominated in non-US dollar currencies have been translated using spot exchange rates at December 31. Equity-accounted investments data are excluded.
DEBT SECURITIES HELD FOR TRADING PURPOSES
There were no debt securities held for trading purposes by subsidiaries at December 31, 2007, or at December 31, 2006.
DEBT SECURITIES HELD FOR PURPOSES OTHER THAN TRADING
The following two tables give details of debt securities held for purposes other than trading by subsidiaries at December 31, at estimated fair value, by year of maturity.

2007	$ million

						2013
	2008	2009	2010	2011	2012	and after	Total
Fixed rate dollar debt securities	74	118	46	41	37	103	419
Average interest rate	4.4%	4.2%	4.5%	4.7%	5.2%	5.4%
Variable rate dollar debt securities	25	–	–	–	–	35	60
Average interest rate	5.3%	–	–	–	–	2.0%
Fixed rate euro debt securities	4	5	25	44	22	192	292
Average interest rate	4.7%	3.4%	4.9%	4.9%	4.6%	4.6%
Variable rate euro debt securities	–	1	–	–	–	4	5
Average interest rate	–	6.6%	–	–	–	6.7%
Fixed rate UK pound debt securities	–	6	3	–	3	47	59
Average interest rate	–	5.5%	4.8%	–	4.9%	5.0%
Fixed rate Danish krone debt securities	35	–	–	36	–	–	71
Average interest rate	4.2%	–	–	4.0%	–	–
Other fixed rate debt securities	176	4	2	–	7	34	223
Average interest rate	5.5%	15.8%	5.1%	–	5.7%	6.5%
Other variable rate debt securities	29	–	–	–	–	3	32
Average interest rate	7.7%	–	–	–	–	5.9%

Total	343	134	76	121	69	418	1,161

2006	$ million

						2012
	2007	2008	2009	2010	2011	and after	Total
Fixed rate dollar debt securities	255	30	12	26	3	54	380
Average interest rate	5.5%	6.1%	3.8%	4.0%	5.3%	6.8%
Variable rate dollar debt securities	2	–	–	–	–	–	2
Average interest rate	3.2%	–	–	–	–	–
Fixed rate euro debt securities	68	–	25	20		126	239
Average interest rate	4.8%	–	4.0%	5.8%	–	5.0%
Fixed rate UK pound debt securities	–	7	–	–	–	27	34
Average interest rate	–	5.0%	–	–	–	6.5%
Fixed rate Canadian dollar debt securities	1	–	–	–	–	10	11
Average interest rate	4.5%	–	–	–	–	8.4%
Other fixed rate debt securities	27	–	–	–	3	10	40
Average interest rate	6.6%	–	–	–	5.3%	5.2%

Total	353	37	37	46	6	227	706

EQUITY SECURITIES HELD FOR PURPOSES OTHER THAN TRADING
At December 31, 2007, subsidiaries held equity securities for purposes other than trading amounting to $4,919 million (2006: $7,140 million). These included shares of Royal Dutch Shell, amounting to $2,392 million (2006: $3,316 million), held in connection with share-based compensation plans. The portfolio held by Shell’s insurance companies was sold in 2007 (see Note 29 to the Consolidated Financial Statements on page 153).
Royal Dutch Shell plc     171

SUPPLEMENTARY INFORMATION DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS AND DERIVATIVE COMMODITY INSTRUMENTS (UNAUDITED)
DEBT
Note 19 to the Consolidated Financial Statements gives details of debt owed by subsidiaries at December 31, 2007 and 2006 by year of maturity.
INTEREST RATE SWAPS/FORWARD RATE AGREEMENTS
Note 26 to the Consolidated Financial Statements gives details of interest rate swaps/forward rate agreements held by subsidiaries at December 31, 2007 and 2006 by expected year of maturity. These are held for purposes other than trading. The variable interest rate component of contracts is generally linked to inter-bank offer rates.
FORWARD FOREIGN EXCHANGE CONTRACTS AND CURRENCY SWAPS
Note 26 to the Consolidated Financial Statements gives details of forward foreign exchange contracts and currency swaps held by subsidiaries at December 31, 2007 and 2006 by expected year of maturity. These are held for purposes other than trading.
COMMODITY SWAPS, OPTIONS AND FUTURES HELD FOR TRADING PURPOSES
Following Shell’s implementation of IFRS 7 Financial Instruments: Disclosures, tabular presentations of commodity swaps, options and futures contracts have been replaced with information on a value-at-risk basis (see Note 26 to the Consolidated Financial Statements). In addition to instruments previously covered by the tables, the value-at-risk disclosures also reflect the impact of contracts used in trading operations that may be settled by the physical delivery or receipt of the commodity (see Note 26[C] to the Consolidated Financial Statements on page 149 to the Consolidated Financial Statements).
172      Royal Dutch Shell plc

Control of registrant (unaudited)

Royal Dutch Shell is not directly or indirectly owned or controlled by another corporation or by any government. The company does not know of any arrangements that may, at a subsequent date, result in a change of control of the company. As of February 26, 2008, there were the following interests in more than 3% of the issued Class A and Class B ordinary share capital of Royal Dutch Shell.

Investor	Class A shares	Class B shares

Barclays PLC	1.83%	2.39%

Legal & General Group Plc	4.38%	5.04%

The Capital Group Companies Inc	4.52%	2.91%

As of February 26, 2008, the Directors and Senior Management of Royal Dutch Shell beneficially owned individually and in aggregate (including shares under option) less than 1% of the total shares of each class of Royal Dutch Shell shares outstanding.
NATURE OF TRADING MARKET

The principal trading market for the Class A ordinary shares of Royal Dutch Shell is Euronext Amsterdam. The principal trading market for the Class B ordinary shares of Royal Dutch Shell is the London Stock Exchange. Ordinary shares are traded in registered form.
American Depositary Receipts representing Class A ADRs and Class B ADRs outstanding are listed on the New York Stock Exchange. The depositary receipts are issued, cancelled and exchanged at the office of The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, as depositary (the “Depositary”) under a deposit agreement between Royal Dutch Shell, the Depositary and the holders of ADRs.
Each American Depositary Receipt represents two €0.07 shares of Royal Dutch Shell deposited under the agreement. At February 26, 2008, there were outstanding 417,984,547 Class A ADRs and 77,243,765 Class B ADRs representing approximately 23.47% and 5.60% of the respective share capital class of Royal Dutch Shell plc, held by 8,718 and 1,099 holders of record, with an address in the USA, respectively.
At February 26, 2008, there were 49,226 Class A shares and 814,783 Class B shares of €0.07 each representing less than 1.09% of the share capital of Royal Dutch Shell held by 856 holders of record registered with an address in the USA.
The following tables set forth the high and low intra-day prices for Royal Dutch Shell’s registered ordinary shares on the principal trading markets:
•	of €0.07 nominal value on the London Stock Exchange;
•	of €0.07 nominal value on Euronext Amsterdam; and
•	of the ADRs on the New York Stock Exchange for the periods specified (ADRs do not have a nominal value):

	Euronext Amsterdam		London Stock Exchange		New York Stock Exchange		New York Stock Exchange
	Class A shares		Class B shares		Class A ADRs		Class B ADRs
	High	Low	High	Low	High	Low	High	Low
	€	€	pence	pence	$	$	$	$

2006 (Jan 1 – Dec 31)	28.53	24.32	2,071	1,686	72.38	60.17	74.93	62.75
2007 (Jan 1 – Dec 31)	31.35	23.72	2,173	1,600	88.31	62.71	87.94	62.20

	Euronext Amsterdam		London Stock Exchange		New York Stock Exchange		New York Stock Exchange
	Class A shares		Class B shares		Class A ADRs		Class B ADRs
	High	Low	High	Low	High	Low	High	Low
	€	€	pence	pence	$	$	$	$

2005
3rd Quarter	27.67	24.61	1,966	1,753	68.08	59.50	70.94	61.77
4th Quarter	27.66	24.12	1,968	1,717	65.93	57.79	69.04	60.69

2006
1st Quarter	28.49	24.91	2,046	1,792	68.45	60.17	72.09	62.75
2nd Quarter	28.53	24.32	2,071	1,686	70.39	61.19	73.77	63.77
3rd Quarter	28.19	25.15	2,005	1,733	72.38	64.07	74.93	66.09
4th Quarter	27.97	25.34	1,938	1,752	71.89	64.09	74.14	66.10

2007
1st Quarter	26.98	23.72	1,823	1,600	70.91	62.71	71.29	62.20
2nd Quarter	30.23	24.72	2,089	1,671	81.62	65.15	83.81	66.36
3rd Quarter	31.35	25.59	2,173	1,737	85.48	69.56	87.79	69.47
4th Quarter	30.74	26.84	2,145	1,904	88.31	78.96	87.94	78.23

Royal Dutch Shell plc     173

SUPPLEMENTARY INFORMATION CONTROL OF REGISTRANT (UNAUDITED)

	Euronext Amsterdam		London Stock Exchange		New York Stock Exchange		New York Stock Exchange
		Class A shares	Class B shares			Class A ADRs		Class B ADRs
	High	Low	High	Low	High	Low	High	Low
	€	€	pence	pence	$	$	$	$
2007
September	30.16	28.28	2,112	1,921	84.45	78.37	84.49	78.60
October	30.74	27.87	2,145	1,932	88.31	78.96	87.94	78.68
November	30.49	26.84	2,110	1,904	86.30	79.04	85.95	78.23
December	29.18	27.23	2,115	1,915	84.99	79.65	84.34	78.37

2008
January	29.63	23.19	2,178	1,687	86.41	66.82	85.30	64.77
February	24.68	22.85	1,838	1,660	73.79	66.75	72.63	65.18

ORDINARY SHARES
The following is a summary of the material terms of Royal Dutch Shell’s ordinary shares, including brief descriptions of the provisions contained in our Memorandum and Articles of Association and applicable laws of England in effect on the date of this document. This summary does not purport to include complete statements of these provisions.
SHARE CAPITAL
As of February 26, 2008, the authorised, issued and fully paid share capital of Royal Dutch Shell was as follows:

	Authorised	Authorised	Issued	Issued
	(number)	(amount)	(number)	(amount)
Class A ordinary shares of €0.07 each	4,077,359,886	285,415,192	3,562,225,000	249,355,750
Class B ordinary shares of €0.07 each	2,759,360,000	193,155,200	2,759,360,000	193,155,200
Sterling deferred shares of £1 each	50,000	50,000	50,000	50,000
Euro deferred shares of €0.07 each	62,280,114	4,359,608	Nil	Nil
Unclassified shares of €0.07 each	3,101,000,000	217,070,000	Nil	Nil

On February 26, 2008, trusts and trust-like entities holding shares for the benefit of employee plans of Shell held 131 million shares of Royal Dutch Shell with a book amount of $9.15 million and a face amount of $4,773 million.
The unclassified shares can be issued as Class A ordinary shares or Class B ordinary shares at the discretion of the Board of Directors.
All Class A ordinary shares and Class B ordinary shares will be fully paid and free from all liens, equities, charges, encumbrances and other interest and not subject to calls of any kind. All Class A ordinary shares and Class B ordinary shares will rank equally for all dividends and distributions on our ordinary share capital declared. Our Class A ordinary shares and Class B ordinary shares are admitted to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. Our Class A ordinary shares and Class B ordinary shares are also admitted to listing on Eurolist by Euronext Amsterdam. Class A ADRs and Class B ADRs are listed at the New York Stock Exchange.
As of February 26, 2008, the authorised share capital consisted of (i) 50,000 sterling deferred shares of £1 each and (ii) €700,000,000 divided into 4,077,359,886 Class A ordinary shares, 2,759,360,000 Class B ordinary shares, 62,280,114 euro deferred shares, 3,101,000,000 unclassified shares of €0.07 each to be classified as Class A ordinary shares or Class B ordinary shares upon issue at the discretion of our Directors. As of February 26, 2008, the issued share capital consisted of 50,000 sterling deferred shares of £1 each and 3,562,225,000 Class A ordinary shares of €0.07 each and 2,759,360,000 Class B ordinary shares of €0.07 each. All Class A and Class B ordinary shares and sterling deferred shares are fully paid and not subject to calls for additional payments of any kind.
MEMORANDUM AND ARTICLES OF ASSOCIATION

The following summarises certain provisions of Royal Dutch Shell’s Memorandum and Articles of Association and of the applicable laws of England and Wales. This summary is qualified in its entirety by reference to the UK Companies Acts of 1985 and 2006 and Royal Dutch Shell’s Memorandum and Articles of Association.
Copies of Royal Dutch Shell’s Memorandum and Articles of Association have been previously filed with the SEC and are incorporated by reference as exhibits to this Report.
GENERAL
Royal Dutch Shell was incorporated in England and Wales on February 5, 2002, as a private company under the Companies Act of England and Wales 1985, as amended. On October 27, 2004, Royal Dutch Shell was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell. Royal Dutch Shell is registered at Companies House, Cardiff under company number 4366849, and the Chamber of Commerce, The Hague under number 34179503.

174     Royal Dutch Shell plc

Royal Dutch Shell’s registered office is at:
Shell Centre
London
SE1 7NA, United Kingdom
Royal Dutch Shell’s headquarters are at:
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Royal Dutch Shell is resident in the Netherlands for Dutch and UK tax purposes. Royal Dutch Shell’s Memorandum of Association provides that its primary objective is to carry on the business of a holding company.
DIRECTORS
Under Royal Dutch Shell’s Articles of Association:
•	a Director may not vote or be counted in the quorum in respect of any matter in which he is materially interested including any matter related to his own compensation;
•	the Directors may exercise Royal Dutch Shell’s power to borrow money provided that the borrowings of Shell shall not, without the consent of an ordinary resolution of shareholders of Royal Dutch Shell, exceed two times Royal Dutch Shell’s adjusted capital and reserves (these powers relating to borrowing may only be varied by special resolution of shareholders);
•	Directors are not required to hold shares of Royal Dutch Shell to qualify as a director; and
•	Directors are appointed in accordance with the Articles of Association and need to stand for re-election at least every third annual general meeting.
The Executive and Non-executive Directors of Royal Dutch Shell plc are:
Jorma Ollila, Chairman
Lord Kerr of Kinlochard GCMG, Deputy Chairman and
      Senior Independent Non-executive Director
Jeroen van der Veer, Chief Executive
Peter Voser, Chief Financial Officer
Malcolm Brinded CBE FREng, Executive Director, Exploration &
     Production
Linda Cook, Executive Director, Gas & Power, Shell Trading, Global
     Solutions and Technology
Rob Routs, Executive Director, Oil Sands, Oil Products and
     Chemicals
Maarten van den Bergh, Non-executive Director
Nina Henderson, Non-executive Director
Sir Peter Job KBE, Non-executive Director
Wim Kok, Non-executive Director
Nick Land, Non-executive Director
Christine Morin-Postel, Non-executive Director
Lawrence Ricciardi, Non-executive Director
SENIOR MANAGEMENT OF ROYAL DUTCH SHELL PLC
In addition to the Executive Directors listed above, Royal Dutch Shell has the following Senior Management:
Roxanne J. Decyk[A]
Born November 5, 1952. A US national, appointed as Corporate Affairs Director in July 2005. Previously, she was Senior Vice President of Corporate Affairs/Human Resources for Shell Oil and Vice President of Corporate Strategy. She is also a Non-executive board director of Snap-On Inc.
Beat Hess[A]
Born July 6, 1949. A Swiss national, appointed as Legal Director in June 2003. Previously he was General Counsel of ABB Group from 1988 to 2003. He is also a Non-executive board director of Ciba Specialty Chemicals.
Ken Fisher[A]
Born December 26, 1961. A US national, appointed as Director of Strategy and Business Development in August 2007. Previously he was Executive Vice President of Strategy and Portfolio for Shell’s global downstream business.
Alan D. Matula[A]
Born November 11, 1960. A US national, appointed as Chief Information Officer in January 2006. Previously, he was General Manager of Strategy and Projects & Solutions for Shell International B.V. He is a Non-executive board director of Airbiquity.
Hugh S. Mitchell[A]
Born February 13, 1957. A British national, appointed as Human Resource Director in March 2005. Previously he was a Director of International Directorate for Royal Dutch Shell group and Human Resource Director of Oil Products.
[A] Beneficially owns less than one percent of outstanding classes of securities.
METHOD OF HOLDING SHARES OR AN INTEREST IN SHARE
There are several ways in which Royal Dutch Shell registered shares or an interest in these shares can be held, including:
•	directly as registered shares in uncertificated form or in certificated form in a shareholder’s own name;
•	indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act (Wet giraal effectenverkeer) is applicable);
•	through the Royal Dutch Shell Corporate Nominee; and
•	as a direct or indirect holder of either a Class A or a Class B ADR with the Depositary.
RIGHTS ATTACHING TO SHARES
Dividend rights and rights to share in the company’s profit.
Under the applicable laws of England and Wales, dividends are payable on Class A ordinary shares and Class B ordinary shares only out of profits available for distribution, as determined in accordance with the Companies Act 1985 (as from April 6, 2008 the Companies Act 2006) and under International Financial Reporting Standards.

Royal Dutch Shell plc     175

SUPPLEMENTARY INFORMATION CONTROL OF REGISTRANT (UNAUDITED)

Subject to the Companies Act 1985 (as from April 6, 2008 the Companies Act 2006), if Royal Dutch Shell’s Directors consider that Royal Dutch Shell’s financial position justifies the declaration of a dividend, Royal Dutch Shell can pay an interim dividend.
Royal Dutch Shell’s shareholders can declare dividends by passing an ordinary resolution. Dividends cannot exceed the amount recommended by Royal Dutch Shell’s Directors.
It is the intention that dividends will be declared and paid quarterly. Dividends are payable to persons registered as shareholders on the record date relating to the relevant dividend.
All dividends will be divided and paid in proportions based on the amounts paid up on Royal Dutch Shell’s shares during any period for which that dividend is paid.
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
Dividends paid on Class A ordinary shares have a Dutch source for tax purposes and are subject to Dutch withholding tax (See section below “Taxation”).
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

176     Royal Dutch Shell plc

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
The daily operations of the Dividend Access Trust is administered on behalf of Shell by Lloyds TSB Offshore Trust Company Limited, an established trustee services company. Material financial information of the Dividend Access Trust is included in the Consolidated Financial Statements of Shell and is therefore, subject to the same disclosure controls and procedures of Shell.
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
Disputes relating to (i) Royal Dutch Shell’s failure or alleged failure to pay all or part of a dividend which has been declared and which has fallen due for payment and (ii) any derivative claim bought under the Companies Act 2006 will not be the subject of the arbitration and exclusive jurisdiction provisions of Royal Dutch Shell’s Articles of Association.
Pursuant to the relevant Depositary agreement, each holder of ADRs is bound by the arbitration and exclusive jurisdiction provisions of the Articles of Association as described in this section as if that holder were a shareholder.
VOTING RIGHTS AND GENERAL MEETINGS OF SHAREHOLDERS
Shareholders meetings
Under the applicable laws of England and Wales, Royal Dutch Shell is required in each year to hold an Annual General Meeting (AGM) of shareholders in addition to any other meeting of shareholders that may be held. Not more than 15 months may elapse between the date of one AGM of shareholders and that of the next. Additionally, shareholders may submit resolutions in accordance with section 338 of the Companies Act 2006.
Royal Dutch Shell’s Directors have the power to convene a general meeting of shareholders at any time. In addition, Royal Dutch Shell’s Directors must convene a meeting upon the request of shareholders holding not less than 10% of Royal Dutch Shell’s paid-up capital carrying voting rights at general meetings of shareholders pursuant to section 303 of the Companies Act 2006. A request for a general meeting of shareholders must state the general nature of the business to be dealt with at the meeting, and must be signed by the requesting shareholders and deposited at Royal Dutch Shell’s registered office. If Royal Dutch Shell’s Directors fail to give notice of such meeting to shareholders within 21 days from receipt of notice, the shareholders that requested the general meeting, or any of them representing more than one-half of the total voting rights of all shareholders that requested the meeting, may themselves convene a meeting which must be called within three months. Any such meeting must be convened in the same manner, as readily as possible, as that in which meetings are to be convened by Royal Dutch Shell’s Directors.
Royal Dutch Shell is required to give at least 21 days’ notice of any AGM, any general meeting where a special resolution is to be voted upon, or to pass a resolution of which special notice under the Companies Act 2006 has been given. “Special resolutions” generally involve proposals to:
•	change the name of a company;
•	alter a company’s capital structure;
•	change or amend the rights of shareholders;
•	permit a company to issue new shares for cash without applying shareholders’ pre-emptive rights;
•	amend a company’s objects clause in its Memorandum of Association;
•	amend a company’s Articles of Association; and
•	carry out other matters for which a company’s Articles of Association or the Companies Act 1985 or 2006 as may be applicable prescribe that a “special resolution” is required.
At least 14 days’ notice is required for all other general meetings.

Royal Dutch Shell plc     177

SUPPLEMENTARY INFORMATION CONTROL OF REGISTRANT (UNAUDITED)

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
A shareholder is entitled to appoint a proxy (which is not required to be another shareholder) to represent and vote on behalf of the shareholder at any general meeting of shareholders, including the AGM.
Business may not be transacted at any general meeting, including the AGM, unless a quorum is present. A quorum is two people who are entitled to vote at that general meeting. They can be shareholders who are personally present or proxies for shareholders entitled to vote at that general meeting or a combination of both.
If a quorum is not present within five minutes of the time fixed for a general meeting to start or within any longer period not exceeding one hour which the chairman of the meeting can decide and if the meeting was called by shareholders, it will be cancelled. Any other meeting will be adjourned to any day (being not less than three nor more than 28 days later), time and place stated in the notice of the meeting. If the notice does not provide for this, the meeting shall be adjourned to a day, time and place decided upon by the chairman of the meeting. One shareholder present in person or by proxy and entitled to vote will constitute a quorum at any adjourned general meeting.
Record dates
In relation to ordinary shares in uncertificated form, the holders of those shares that are on the register of members on the record date have the right to attend and vote at meetings. In relation to ordinary shares in certificated form, holders of those shares that are on the register of members at the time of a meeting of shareholders are entitled to attend and vote at meetings.
Voting rights
The Class A ordinary shares and Class B ordinary shares have identical voting rights and vote together as a single class on all matters including the election of directors unless a matter affects the rights of one class as a separate class. If a resolution affects the rights attached to either class of shares as a separate class, it must be approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount, excluding any shares of that class held as treasury shares, or by special resolution passed at a separate meeting of the registered holders of the relevant class of shares.
It is the intention that all voting at Royal Dutch Shell general meetings will take place on a poll. On a poll, every holder of Class A ordinary shares or Class B ordinary shares present in person or by proxy has one vote for every share he holds.
This is subject to any rights or restrictions which are given to any class of shares. No shareholder is entitled to vote if he has been served with a restriction notice after failure to provide Royal Dutch Shell with information concerning interests in his or her shares required to be provided under section 793 of the Companies Act 2006.
A “poll” is voting by means of a ballot where the number of shares held by each voting shareholder is counted, as opposed to voting by way of a show of hands where the actual number of shares held by voting shareholders is not taken into account. Under the Companies Act 2006, if a poll is demanded, the resolution conducted on a poll must be approved by holders of at least a majority of the votes cast at the meeting. Both special and extraordinary resolutions require the affirmative vote of at least 75% of the votes cast at the meeting to be approved.
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
Discriminating provisions
There are no provisions discriminating against a shareholder because of his/her ownership of a particular number of shares.
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
Under the Companies Act 1985, Royal Dutch Shell’s Board of Directors is not authorised to change the Memorandum of Association or the Articles of Association. Royal Dutch Shell’s Articles of Association provide that, if permitted by legislation, the rights attached to any class of Royal Dutch Shell’s shares can be changed if this is approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by a special resolution passed at a separate meeting of the holders of the relevant class of shares. At every such separate meeting, all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that the quorum is to be the number

178     Royal Dutch Shell plc

of persons who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class. These provisions are not more stringent than required by law in England.
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
THRESHOLD FOR DISCLOSURE OF SHARE OWNERSHIP
The Disclosure and Transparency Rules impose an obligation upon a person who acquires or ceases to have notifiable interest in the relevant share capital of a public company to notify the company of that fact within two days (excluding weekends and bank holidays) of his or her knowing of its occurrence. The disclosure threshold is 3%.
The Act provides a public company with the statutory means to ascertain the persons who are or have within the last three years been interested in its relevant share capital and the nature of such interests.
The Royal Dutch Shell Articles of Association provide that in any statutory notice under the Act, Royal Dutch Shell will ask for details of those who have an interest and the extent of their interest in a particular holding. The Royal Dutch Shell Articles of Association also provide that when a person receives a statutory notice, he/she has 14 days to comply with it. If he/she does not do so or if he/she makes a statement in response to the notice which is false or inadequate in some important way, Royal Dutch Shell may restrict the rights relating to the identified shares, following notice. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any right in relation to the shareholders’ meetings. Where the identified shares make up 0.25% or more (in amount or in number) of the existing shares of a class at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) the Directors can withhold any dividend or part of a dividend or other money otherwise payable in respect of the identified shares without any liability to pay interest when such money is finally paid to the shareholder; and (ii) the Directors can refuse to register a transfer of any of the identified shares which are certificated shares unless the Directors are satisfied that they have been sold outright to an independent third party. Once a restriction notice has been given, the Directors are free to cancel it or exclude any shares from it at any time they think fit. In addition, they must cancel the restriction notice within seven days of being satisfied that all information requested in the statutory notice has been given. Also, where any of the identified shares are sold and the Directors are satisfied that they were sold outright to an independent third party, they must cancel the restriction notice within seven days of receipt of the notification of the sale. The Royal Dutch Shell Articles of Association do not restrict in any way the provision of the Act.
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
Rule 13d-1 of the US Securities Exchange Act of 1934 requires that a person or group acquiring beneficial ownership of more than 5% of equity securities registered under the US Securities Exchange Act discloses such information to the SEC within 10 days after the acquisition.
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
The Depositary will receive all cash dividends and other cash distributions made on the deposited shares underlying the ADRs and, where possible and on a reasonable basis, will distribute such dividends and distributions to holders of ADRs. Rights to purchase additional shares will also be made available to the Depositary who may make such rights available to holders of ADRs. All other distributions made on Royal Dutch Shell shares will be distributed by the Depositary in any means that the Depositary thinks is equitable and practical. The Depositary may deduct its fees and expenses and the amount of any taxes owed from any payments to holders and it may sell a holder’s deposited shares to pay any taxes owed. The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to holders of ADRs.
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

Royal Dutch Shell plc     179

SUPPLEMENTARY INFORMATION CONTROL OF REGISTRANT (UNAUDITED)

Upon payment of appropriate fees, expenses and taxes (a) Royal Dutch Shell shareholders may deposit their shares with the Depositary and receive the corresponding class and amount of ADRs and (b) holders of ADRs may surrender their ADRs to the Depositary and have the corresponding class and amount of Royal Dutch Shell shares credited to their account. Further, subject to certain limitations, holders may, at any time, cancel ADRs and withdraw their underlying shares or have the corresponding class and amount of shares credited to their account. The Depositary may also deliver ADRs prior to deposit of the underlying securities subject to certain conditions, including, without limitation, that such pre-released ADRs are fully collateralised and that the underlying securities are assigned to and held for the account of the Depositary.
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
There is no legislative or other legal provision currently in force in England or arising under Royal Dutch Shell’s Memorandum or Articles of Association restricting remittances to non-resident holders of Royal Dutch Shell’s ordinary shares or affecting the import or export of capital for use by Royal Dutch Shell.
The Dutch External Financial Relations Act of 1994 enables the Minister of Finance or the Central Bank of the Netherlands, as the case may be, to issue regulations with regard to a number of financial transactions relating to the import and export of capital. The regulations as issued and applied to date have not restricted the activities and operations of Shell.
There is no legislative or other legal provision currently in force in the Netherlands restricting remittances to non-resident holders of Royal Dutch Shell’s ordinary shares.
TAXATION
General
Royal Dutch Shell is incorporated in England and Wales and tax-resident in the Netherlands. As a tax resident of the Netherlands, it is generally required by Dutch law to withhold tax at a rate of 15% on dividends on its ordinary shares and ADRs, subject to the provisions of any applicable tax convention or domestic law. The following sets forth the operation of the provisions on dividends on Royal Dutch Shell’s various ordinary shares and ADRs to US and UK holders, as well as certain other tax rules pertinent to holders. Each holder should consult their tax advisor.
Dividends paid on the Dividend Access Share
There is no Dutch withholding tax on dividends on Royal Dutch Shell Class B ordinary shares or Class B ADRs provided that such dividends are paid on the Dividend Access Share pursuant to the Dividend Access Mechanism (see above section “dividend access mechanism for Class B ordinary shares”). Dividends paid on the Dividend Access Share are treated as UK-source for tax purposes and there is no UK withholding tax on them. Also, under UK law, individual shareholders resident in the UK are entitled to a UK tax credit with dividends paid on the Dividend Access Share. The amount of the UK tax credit is 10/90ths of the cash dividend and the credit is not repayable when it exceeds the individual’s UK tax liability. In 2007 all dividends with respect to Class B ordinary shares and Class B ADRs were paid on the Dividend Access Share pursuant to the Dividend Access Mechanism.
Dutch withholding tax
When Dutch withholding tax applies on dividends paid to a US holder (that is, dividends on Class A ordinary shares or Class A ADRs; or on Class B ordinary shares or Class B ADRs that are not paid on the Dividend Access Share pursuant to the dividend access mechanism), the US holder will be subject to Dutch withholding tax at the rate of 15%. A US holder who is entitled to the benefits of the 1992 Double Taxation Convention between the USA and the Netherlands and as amended by the protocol signed March 8, 2004 (the “Convention”) will be entitled to a reduction in the Dutch withholding tax, either by way of a full or a partial exemption at source or by way of a partial refund or a credit as follows:
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
In general, the entire dividend (including any amount withheld) will be dividend income to the US holder, and the withholding tax will be treated as a foreign income tax that is eligible for credit against the US holder’s income tax liability or a deduction subject to certain limitations. A “US holder” includes, but is not limited to, a citizen or resident of the USA, or a corporation or other entity organised under the laws of the USA or any of its political subdivisions.
When Dutch withholding tax applies on dividends paid to UK-resident holders (that is, dividends on Class A ordinary shares or Class A ADRs, or on Class B ordinary shares or Class B ADRs that are not paid on the Dividend Access Share pursuant to the dividend access mechanism), the dividend will typically be subject to withholding tax at a rate of 15%. Such UK holder will be entitled to a credit (not repayable) for withholding tax against their UK tax liability. Pension funds, meeting certain defined criteria, can however, claim a full refund of the dividend tax withheld. Also, resident corporate shareholders holding at least a 5% shareholding and meeting other defined criteria are exempted at source from dividend tax.
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

180     Royal Dutch Shell plc

UK stamp duty and Stamp Duty Reserve Tax (SDRT)
Sales or transfers of Royal Dutch Shell ordinary shares within a clearance service (such as Euroclear Nederland) or of Royal Dutch Shell ADRs within the ADR depositary receipts system will not give rise to a SDRT liability and should not in practice require the payment of UK stamp duty.
The transfer of Royal Dutch Shell ordinary shares to a clearance service (such as Euroclear Nederland) or to an issuer of depositary receipts (such as ADRs) will generally give rise to a UK stamp duty or SDRT liability at the rate of 1.5% of consideration given, or if none, of the value of the shares. A sale of Royal Dutch Shell ordinary shares that are not held within a clearance service (for example, settled through the UK’s CREST system of paperless transfers) will generally be subject to UK stamp duty or SDRT at the rate of 0.5% of amount of the consideration, normally paid by the purchaser.
MANAGEMENT
Royal Dutch Shell’s Articles of Association provide that Royal Dutch Shell’s Board of Directors must consist of not less than three members nor more than 20 members at any time. Royal Dutch Shell has a single tier Board of Directors headed by a Chairman, with management led by a Chief Executive. Royal Dutch Shell’s Board comprises 9 Non-executive Directors (including the Chairman) and five Executive Directors (including the Chief Executive and the Chief Financial Officer).
Royal Dutch Shell’s Articles of Association provide that at every Annual General Meeting any Director who was in office at the time of the two previous Annual General Meetings and who did not retire at either of them must retire. Additional provisions in respect of retirement apply to the 2008 AGM. At the AGM at which a Director retires, shareholders can pass an ordinary resolution to re-elect the Director or to elect another eligible person in his or her place.
A Director who would not otherwise be required to retire must retire if he has been in office, other than as a Director holding an executive position, for a continuous period of nine years or more at the date of the meeting. Any such Director will be eligible to stand for re-election.
The business address for all of the Directors is Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands.
RELATED PARTY TRANSACTIONS
There were no transactions or proposed transactions that were material to either the Company or any related party. Nor were there any transactions that were unusual in their nature or conditions with any related party.

Royal Dutch Shell plc     181

Index to the Parent Company Financial Statements

The Parent Company Financial Statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Notes on pages 186 to 194 are an integral part of these Parent Company Financial Statements.
182 Royal Dutch Shell plc

Parent Company Financial Statements

STATEMENT OF INCOME			$ million
	NOTES	2007	2006
Dividend income		14,739	17,174
Administrative expenses		(27)	(31)
Finance income	3	436	478
Finance expense	3	(11)	(25)

Income before taxation		15,137	17,596

Taxation	5	(2)	42

Income for the period attributable to shareholders of Royal Dutch Shell plc		15,135	17,638

All results are from continuing activities.
The Notes on pages 186 to 194 are an integral part of these Parent Company Financial Statements.
Royal Dutch Shell plc 183

PARENT COMPANY FINANCIAL STATEMENTS

BALANCE SHEET			$ million
	NOTES	Dec 31, 2007	Dec 31, 2006
ASSETS
Non-current assets
Investments in subsidiaries	6	200,613	200,613
Deferred tax	5	18	10

		200,631	200,623

Current assets
Accounts receivable	7	8,204	6,633
Cash and cash equivalents	8	657	649

		8,861	7,282

Total assets		209,492	207,905

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10	890	918

		890	918

Total liabilities		890	918

EQUITY
Ordinary share capital	11	536	545
Other reserves	12	201,180	200,824
Retained earnings		6,886	5,618

Equity attributable to shareholders of Royal Dutch Shell plc		208,602	206,987

Total liabilities and equity		209,492	207,905

/s/ Peter Voser

Peter Voser
Chief Financial Officer, for and on behalf of the Board of Directors
March 12, 2008
The Notes on pages 186 to 194 are an integral part of these Parent Company Financial Statements.
184 Royal Dutch Shell plc

STATEMENT OF CHANGES IN EQUITY					$ million
		Share	Other	Retained	Total
	NOTES	capital	reserves	earnings	equity
At January 1, 2006		571	200,420	4,323	205,314
Income for the period		–	–	17,638	17,638
Share-based compensation	12	–	224	–	224
Dividends paid	13	–	–	(8,142)	(8,142)
Issue of share capital	11	–	154	–	154
Redemption of share capital	11	(5)	5	–	–
Shares repurchased for cancellation	11	(21)	21	(8,201)	(8,201)

At December 31, 2006		545	200,824	5,618	206,987
Income for the period		–	–	15,135	15,135
Share-based compensation	12	–	347	–	347
Dividends paid	13	–	–	(9,001)	(9,001)
Shares repurchased for cancellation	11	(9)	9	(4,866)	(4,866)

At December 31, 2007		536	201,180	6,886	208,602

STATEMENT OF CASH FLOWS			$ million
	NOTES	2007	2006
Cash flow from operating activities:
Income for the period		15,135	17,638
Adjustment for:
Dividend income		(14,739)	(17,174)
Deferred taxation		–	(42)
Current taxation		2	–
Currency exchange gain (unrealised)		(140)	(318)
Interest income		(32)	(51)
Interest expense		11	25
Decrease in net working capital		171	69

Cash flow from operating activities (pre-tax)		408	147
Taxation paid		(100)	–

Cash flow from operating activities		308	147

Cash flow from investing activities:
Interest received		32	51
Dividends received		13,068	14,663

Cash flow from investing activities		13,100	14,714

Cash flow from financing activities:
Proceeds for loan notes cancelled and shares issued		–	166
Repurchase of share capital, including expenses		(4,387)	(8,201)
Dividends paid	13	(9,001)	(8,142)
Interest paid		(11)	(25)

Cash flow from financing activities		(13,399)	(16,202)

Currency translation differences relating to cash and cash equivalents		–	90

Increase/(decrease) in cash and cash equivalents		9	(1,251)
Cash and cash equivalents at January 1	8	648	1,899

Cash and cash equivalents at December 31	8	657	648

The Notes on pages 186 to 194 are an integral part of these Parent Company Financial Statements.
Royal Dutch Shell plc 185

Notes to the Parent Company Financial Statements

1
BASIS OF
PREPARATION

In 2005, Royal Dutch Shell plc (“Royal Dutch Shell”, the Company) incorporated in England and Wales, became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”), the two former public parent companies of the Group (the “Unification”). After the Unification, a series of restructuring transactions of the Group occurred in December 2005, which included the contribution of Shell Transport to Royal Dutch and the merger under Dutch law of Royal Dutch with its wholly owned subsidiary, Shell Petroleum N.V. (“Shell Petroleum”). As a result of the merger, Royal Dutch and the Royal Dutch shares ceased to exist and Shell Petroleum, the surviving company in the merger, became a 100% owned subsidiary of Royal Dutch Shell and Shell Transport a 100% subsidiary of Shell Petroleum.
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
The Financial Statements have been prepared in accordance with those IFRS as issued by the IASB. The accounting policies set out in Note 2 below have been consistently applied to all periods presented.
The Financial Statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities and other derivative contracts.
The preparation of financial information in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results could differ from those estimates.
The financial results of the Company are included in the Consolidated Financial Statements of Shell on pages 112-161. The financial results of the Company incorporate the results of the Dividend Access Trust.
The Company’s principal activity is being the parent company for Shell. It conducts itself wholly within the Corporate business segment.
The Financial Statements were approved and authorised for issue by the Board of Directors on March 12, 2008.

2
ACCOUNTING
POLICIES

Accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements on pages 117-121. The following are the principal accounting policies of Royal Dutch Shell.
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
For the assessment of Netherlands corporate income tax, the Company and certain of its subsidiaries form a fiscal unit. As from January 1, 2006 Shell Petroleum and its fiscal unit subsidiaries have become part of the fiscal unit of which the Company is the parent. The deferred tax asset related to the Shell Petroleum fiscal unit prior to January 1, 2006 remained accounted for in Shell Petroleum until this was utilised in 2007. As from 2007, onwards the Company records the resulting current tax payable for the fiscal unit.
The Company records a tax charge or credit in the Statement of Income calculated at the statutory tax rate prevailing in the Netherlands.

186 Royal Dutch Shell plc

Note 2 continued

INVESTMENTS
Investments in subsidiaries are stated at cost, net of pre-acquisition dividends receivable. The cost of the Company’s investment in Royal Dutch is based on the fair value of the Royal Dutch shares, transferred to Royal Dutch Shell by the former shareholders of Royal Dutch in exchange for Class A shares in Royal Dutch Shell during the public exchange offer (the Royal Dutch Offer). For shares of Royal Dutch tendered in the acceptance period, the fair value is calculated based on the closing price of Royal Dutch’s shares on July 19, 2005. For shares of Royal Dutch tendered in the subsequent acceptance period, the fair value is calculated based on the quoted bid price of Royal Dutch Shell’s Class A shares on the specified date.
The cost of the Company’s investment in Shell Transport is the fair value of the Shell Transport shares held by the former shareholders of Shell Transport, which were transferred in consideration for the issuance of Class B shares as part of the Scheme of Arrangement. The fair value is calculated based on the closing price of Shell Transport’s shares on July 19, 2005.
As a result of the Unification (see Note 1), the Company’s investments in Royal Dutch and Shell Transport now represents an investment in Shell Petroleum. This had no impact on the cost of investments in subsidiaries.
SHARE-BASED COMPENSATION PLANS
The fair value of share-based compensation (“IFRS 2 charge”) for equity-settled plans granted to employees under the Company’s schemes is recognised as a receivable from subsidiaries from the date of grant over the vesting period with a corresponding increase in equity. The fair value of these plans is determined using a Monte Carlo pricing model.
At the moment of vesting of a plan, the costs for the actual deliveries will be recharged to the relevant employing subsidiaries. If the actual vesting costs are lower than the originally estimated IFRS 2 charge, the difference is accounted for as an increase in the cost of investment. If the actual vesting costs are higher than the originally estimated IFRS 2 charge, the difference is accounted for as a gain in the Statement of Income.
DIVIDEND INCOME
Interim dividends declared are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell
Transport or of Shell Petroleum, in which case income is recognised on declaration date.

3
FINANCE
INCOME/(EXPENSE)

		$ million
	2007	2006
Finance income
Interest income	32	51
Currency exchange gains	404	427

Total	436	478

Finance expense
Interest expense	(11)	(25)

Total	(11)	(25)

4
DIRECTORS AND
SENIOR
MANAGEMENT
COMPENSATION

The Directors and Senior Management are remunerated for their services to the group as a whole. The Directors’ and Senior Management remuneration is paid by subsidiaries. The Parent Company has received a recharge of $9.3 million (2006: $5.2 million) for the services of Directors and Senior Management.
Remuneration of Directors and Senior Management is set out in Note 6[C] to the Consolidated Financial Statements.
Royal Dutch Shell plc 187

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

5
TAXATION

[A] TAXATION (CHARGE)/CREDIT FOR THE PERIOD		$ million
	2007	2006
Current taxation	(2)	–
Deferred taxation	–	42

Taxation (charge)/credit	(2)	42

Reconciliations of the expected tax charge to the actual tax charge is as follows:
		$ million
	2007	2006
Income before taxation	15,137	17,596

Applicable tax charge at statutory rate of 25.5% (2006: 29.1%)	(3,860)	(5,120)
Income not subject to tax	3,861	5,131
Adjustment in respect of prior period	(3)	–
Tax credit on UK dividends	–	23
Other reconciling items	–	8

Taxation (charge)/credit	(2)	42

The adjustment in respect of prior period reflects the effects of changes in current period in rules, facts or other factors compared to those used in establishing the current tax position or deferred tax balance in prior period.

[B] TAXES PAYABLE[A]		$ million
	2007	2006
Income taxes	195	–

Total	195	–

[A] See Note 2 Accounting policies.
Taxes payable are reported within accounts payable and accrued liabilities.
In 2007, current tax of $20 million was recognised in equity due to the tax deductability of stamp duty and commission fees, relating to shares repurchased for cancellation.

[C] DEFERRED TAX ASSETS	$ million
At January 1, 2006	2
Credited to income	8

At December 31, 2006	10
Credited to equity	7
Difference in exchange	1

At December 31, 2007	18

A deferred tax asset has been recognised in respect of all tax losses as it is probable that these assets will be recovered based on future available profits. The Company has tax losses carried forward amounting to $18 million (2006: $10 million), which can be carried forward for 7 years as of December 31, 2007. In 2007 deferred tax of $7 million was recognised directly in equity due to stamp duty and commission fees, relating to shares repurchased for cancellation, being deductible.

188 Royal Dutch Shell plc

6
INVESTMENTS IN
SUBSIDIARIES

		$ million
	2007	2006
At January 1	200,613	200,612
Additions in the year	–	1

At December 31	200,613	200,613

7
ACCOUNTS RECEIVABLE

		$ million
	2007	2006
Amounts due from subsidiaries	8,202	6,606
Other receivables	2	27

Total	8,204	6,633

Amounts due from subsidiaries consist mainly of dividends receivable from Shell Petroleum (see Note 14).
In 2006, other receivables mainly comprised of an amount relating to a UK tax credit of $25 million, which was settled in 2007.

8
CASH AND CASH
EQUIVALENTS

		$ million
	2007	2006
Cash and cash equivalents	657	649
Overdraft with a subsidiary	–	(1)

Cash and cash equivalents in the Statement of Cash Flows	657	648

Cash and cash equivalents comprise call deposits with a subsidiary (see Note 14).

9
FINANCIAL
INSTRUMENTS AND
OTHER DERIVATIVE
CONTRACTS

Accounting policies relating to financial instruments and other derivative contracts follow those of Shell as set out in Note 26 to the Consolidated Financial Statements on pages 145-149.
Financial assets and liabilities in the Company’s Balance Sheet comprise cash and cash equivalents (see Note 8), accounts receivable (see Note 7) and certain amounts reported within accounts payable and accrued liabilities (see Note 10).
Foreign exchange derivatives are used by the Company to manage foreign exchange risk. Foreign exchange risk arises when certain transactions are denominated in a currency that is not the Company’s functional currency. The Company has hedging and treasury policies in place, which are designed to measure and manage its foreign currency exposures by reference to its functional currency and to report foreign exchange gains and losses.
The Company held no forward exchange contracts at December 31, 2007 (2006: nil).
The fair value of financial assets and liabilities at December 31, 2007 and 2006 approximates the carrying amount.

10
ACCOUNTS
PAYABLE AND
ACCRUED
LIABILITIES

		$ million
	2007	2006
Accruals	483	7
Withholding tax payable	209	242
Taxes payable	195	–
Amounts owed to subsidiaries	2	669
Unclaimed dividends	1	–

Total	890	918

Accruals include an amount of $479 million relating to contracts with external banks for share buybacks during the closed period.
Royal Dutch Shell plc 189

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

11
ORDINARY SHARE
CAPITAL

AUTHORISED
Dec 31, 2007	Dec 31, 2006		Dec 31, 2007[A]	Dec 31, 2006[A]
4,077,359,886	4,077,359,886	Class A shares of €0.07 each	€285	€285
2,759,360,000	2,759,360,000	Class B shares of €0.07 each	€193	€193
3,101,000,000	3,101,000,000	Unclassified shares of €0.07 each	€217	€217
62,280,114	62,280,114	Euro deferred shares of €0.07 each	€4	€4
50,000	50,000	Sterling deferred shares of £1 each	£–	£–

[A]	Amounts are in millions.

ISSUED AND FULLY PAID	Number of shares
	Shares of €0.07 each			Shares of £1 each
			Euro	Sterling
	Class A	Class B	deferred	deferred
At January 1, 2006	3,935,625,000	2,759,360,000	62,280,114	50,000
Shares issued	4,827,974	–	–	–
Redemption of share capital	–	–	(62,280,114)	–
Shares repurchased for cancellation	(244,672,974)	–	–	–

At December 31, 2006	3,695,780,000	2,759,360,000	–	50,000
Shares repurchased for cancellation	(112,275,000)	–	–	–

At December 31, 2007	3,583,505,000	2,759,360,000	–	50,000

NOMINAL VALUE					$ million
	Shares of €0.07 each			Shares of £1 each
			Euro	Sterling
	Class A	Class B	deferred	deferred	Total
At January 1, 2006	333	233	5	[A]	571
Shares issued	[A]	–	–	–	[A]
Redemption of share capital	–	–	(5)	–	(5)
Shares repurchased for cancellation	(21)	–	–	–	(21)

At December 31, 2006	312	233	–	[A]	545
Shares repurchased for cancellation	(9)	–	–	–	(9)

At December 31, 2007	303	233	–	[A]	536

[A]	Less than $1 million.
On January 6, 2006 the Company issued 4,827,974 Class A shares at a nominal value of €0.07 in exchange for loan notes issued to the remaining public shareholders of Royal Dutch on December 21, 2005 as part of the Unification (see Note 1). On March 8, 2006 62,280,114 euro deferred shares were redeemed for €0.01 in total, in accordance with the rights attached to those shares.
In the period from January 1, 2006 to December 20, 2006 244,672,974 Class A shares were repurchased under the Company’s share buyback programme and cancelled.
In the period from January 2, 2007 to December 19, 2007 112,275,000 Class A shares were repurchased under the Company’s share buyback programme and cancelled.
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
The sterling deferred shares are redeemable only at the option of the Company at £1 for all the sterling deferred shares redeemed at any one time, and carry no voting rights. There are no further rights to participate in profits or assets, including the right to receive dividends. Upon winding up or liquidation, the shares carry a right to repayment of paid-up nominal value, ranking ahead of the ordinary shares and Class A and Class B shares, but behind the euro deferred shares.
For information on the number of shares in the Company held by Shell employee share ownership trusts and in connection with share-based compensation plans, refer to Note 27 of the Consolidated Financial Statements on pages 149-152.

190 Royal Dutch Shell plc

Note 11 continued

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
Royal Dutch Shell plc 191

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

12
OTHER RESERVES

ANALYSIS OF OTHER RESERVES					$ million
	Share	Capital
	premium	redemption	Share plan	Other
	reserve	reserve	reserve	reserve	Total
At January 1, 2006	–	13	30	200,377	200,420
Issue of share capital	154	–	–	–	154
Share-based compensation	–	–	224	–	224
Redemption of share capital	–	5	–	–	5
Shares repurchased for cancellation	–	21	–	–	21

At December 31, 2006	154	39	254	200,377	200,824
Share-based compensation	–	–	347	–	347
Shares repurchased for cancellation	–	9	–	–	9

At December 31, 2007	154	48	601	200,377	201,180

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
SHARE PLAN RESERVE
Share plan reserve represents the fair value of share-based compensation granted to employees under the Company’s equity settled schemes which is to be charged to the relevant employing subsidiary with a corresponding increase shown in equity.
OTHER RESERVE
The other reserve was created as a result of the Unification and represents the difference between the cost of the investment in Shell Transport and Royal Dutch and the nominal value of shares issued in exchange for those investments as required by section 131 of the Companies Act 1985.

13
DIVIDENDS

DIVIDENDS PAID		$ million
Interim paid on March 15, 2006:	$0.28 per Class A share[A]	1,085
Interim paid on March 15, 2006:	$0.28 per Class B share[A]	755
Interim paid on June 14, 2006:	$0.315 per Class A share[A]	1,220
Interim paid on June 14, 2006:	$0.315 per Class B share[A]	870
Interim paid on September 13, 2006:	$0.315 per Class A share[A]	1,200
Interim paid on September 13, 2006:	$0.315 per Class B share[A]	882
Interim paid on December 13, 2006:	$0.315 per Class A share[A]	1,221
Interim paid on December 13, 2006:	$0.315 per Class B share[A]	909

Total paid in 2006		8,142

Interim paid on March 14, 2007:	$0.325 per Class A share[A]	1,204
Interim paid on March 14, 2007:	$0.325 per Class B share[A]	884
Interim paid on June 13, 2007:	$0.36 per Class A share	1,304
Interim paid on June 13, 2007:	$0.36 per Class B share	984
Interim paid on September 12, 2007:	$0.36 per Class A share	1,321
Interim paid on September 12, 2007:	$0.36 per Class B share	987
Interim paid on December 12, 2007:	$0.36 per Class A share	1,325
Interim paid on December 12, 2007:	$0.36 per Class B share	992

Total paid in 2007		9,001

[A]	Dividends for 2006 were declared in euro and have been translated, for comparison purposes, to US dollars (based on the conversion of US dollar dividend in respect of American Depositary Receipts (ADR) in the applicable period; one ADR is equal to two ordinary shares).
In addition, on January 31, 2008, the Directors proposed a further interim dividend in respect of 2007 of $0.36 per Class A share and $0.36 per Class B share, payable on March 12, 2008, which will absorb an estimated $2,283 million of shareholders’ funds. The dividends on the Class B shares are paid via the Dividend Access Trust (see Note 11).

192 Royal Dutch Shell plc

14
RELATED PARTY
TRANSACTIONS

The Company deposited cash balances with Shell Treasury Centre Limited, a subsidiary. The Company earned interest on these balances of $31 million in 2007 (2006: $35 million). At December 31, 2007 the balance deposited was $657 million (2006: $648 million), consisting of sterling, euro and dollar balances. These balances are shown within cash and cash equivalents. Interest on the euro balance is calculated at Euribor less 0.0625%, on the sterling balance at LIBOR and on the dollar balance at US LIBOR less 0.125%.
The Company has balances with Shell Treasury Luxembourg, a subsidiary. The Company paid interest on these balances of $11 million in 2007 (2006: $10 million). At December 31, 2007 the amount receivable from Shell Treasury Luxembourg was $69 million, consisting of sterling, euro and dollar balances, shown within amounts due from subsidiaries. In 2006, the company had a net payable to Shell Treasury Luxembourg of $3 million. Interest on the euro balance is calculated at Euribor less 0.0625%, on the sterling balance at LIBOR and on the dollar balance at US LIBOR.
Dividends of $14,739 million in 2007 (2006: $17,174 million) were receivable from subsidiaries. At December 31, 2007 an amount of $7,414 million was outstanding (2006: $5,709 million).
At December 31, 2007 an amount of $601 million (2006: $254 million) was receivable from subsidiaries in respect of the fair value of share-based compensation granted to employees under the Company’s schemes.
In 2007, Shell Petroleum settled balances with the Company in cash for an amount of $173 million (2006: nil). In 2007, the Company settled balances with several subsidiaries amounting to $35 million (2006: nil). At December 31, 2007 a balance of $115 million (2006: $21 million) was due from subsidiaries in respect of these transactions.
The Company is recharged certain administrative expenses from subsidiaries, which amounted to $27 million in 2007 (2006: $24 million).
The Company recharged certain administrative expenses to subsidiaries, which amounted to $3 million in 2007 (2006: $3 million).
Invoices from third party suppliers were paid by Shell International B.V., a subsidiary, on behalf of the Company amounting to $7 million (2006: $4 million).
In 2007, the Dutch Fiscal Unit utilised all its deferred tax losses and as a result the tax payable position is transferred from Shell Petroleum to the parent of the fiscal unit. The total tax amount that was transferred between Shell Petroleum and the Company during 2007 was $304 million (2006: nil).
The Company enters into forward foreign exchange contracts or spot foreign exchange contracts with Treasury companies within Shell.
At December 31, 2007 there were no open contracts with Treasury companies in respect of foreign exchange contracts.
The Company has guaranteed listed debt issued by subsidiaries amounting to $9,475 million (2006: $7,115 million).

15
LEGAL
PROCEEDINGS

Please refer to Note 32 to the Consolidated Financial Statements.

16
POST BALANCE SHEET EVENTS

Since December 31, 2007, additional purchases of shares have been made under the Company’s buyback programme. At February 26, 2008, a further 21,280,000 Class A shares (representing 0.3% of Royal Dutch Shell’s issued ordinary share capital at December 31, 2007) had been purchased for cancellation at a total cost of $796 million including expenses, at an average price of €25.23 and 1,892.73 pence per Class A share.
Royal Dutch Shell plc 193

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

17
ASSOCIATED
COMPANIES
AND JOINTLY
CONTROLLED
ENTITIES

The Company has no direct interest in associated companies and jointly controlled entities. Shell’s major investments in associated companies and jointly controlled entities at December 31, 2007, and Shell’s percentage of share capital (to the nearest whole number) are set out below. A complete list of investments in subsidiary and associated companies and jointly controlled entities will be attached to the Company’s annual return made to the Registrar of Companies.

Segment	Name	Description	Country of incorportion	Shell interest
Exploration & Production
	Aera	Jointly controlled entity	USA	52%
	Brunei Shell	Jointly controlled entity	Brunei	50%
	NAM	Jointly controlled entity	the Netherlands	50%
	Sakhalin Energy	Associated company	Bermuda	28%
	Woodside	Associated company	Australia	34%

Gas & Power
	Nigeria LNG	Associated company	Nigeria	26%
	Oman LNG	Associated company	Oman	30%

Oil Products
	Motiva	Jointly controlled entity	USA	50%
	Deer Park	Jointly controlled entity	USA	50%
	Saudi Arabia Refinery	Jointly controlled entity	Saudi Arabia	50%
	Showa Shell	Associated company	Japan	35%

Chemicals
	CNOOC and Shell Petrochemicals (Nanhai)	Jointly controlled entity	China	50%
	Infineum	Jointly controlled entity	the Netherlands	50%
	Saudi Petrochemical	Jointly controlled entity	Saudi Arabia	50%

All shareholdings in the above entities are in ordinary shares or the equivalent.

18
SUBSIDIARIES

The significant subsidiary undertakings of the Company at December 31, 2007, and Shell’s percentage of share capital (to the nearest whole number) are set out in Exhibit 8. All of these subsidiaries have been included in the Consolidated Financial Statements of Shell on pages 112 to 161. Those held directly by the Company are marked with an asterisk (*). A complete list of investments in subsidiary and associated companies and jointly controlled entities will be attached to the Company’s annual return made to the Registrar of Companies.

194 Royal Dutch Shell plc

Reports of the Independent Auditors

REPORT ON THE ANNUAL REPORT AND ACCOUNTS

INDEPENDENT AUDITORS’ REPORT TO LLOYDS TSB OFFSHORE TRUST COMPANY LIMITED, TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST
We have audited the financial statements of the Royal Dutch Shell Dividend Access Trust for the year ended December 31, 2007, which comprise the Statement of Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related notes. These financial statements have been prepared under the accounting policies set out therein.
RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Trustee is responsible for preparing the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.
Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for the Trustee and the Royal Dutch Shell plc Class B shareholders as a group in accordance with clause 9.4 of the Trust Deed, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
We report to you our opinion as to whether the financial statements give a true and fair view. We also report to you if, in our opinion the Trust has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.
We read the other information contained in the Royal Dutch Shell Annual Report, and consider whether it is consistent with the audited financial statements. This other information comprises the other sections of the Royal Dutch Shell Annual Report and Accounts and Annual Report on Form 20-F. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.
BASIS OF AUDIT OPINION
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the Trustee in the preparation of the financial statements, and of whether the accounting policies are in accordance with the requirements of the Trust Deed, consistently applied and adequately disclosed.
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
OPINION
In our opinion the financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Trust’s affairs as at December 31, 2007, and of its result and cash flows for the year then ended.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
March 12, 2008

Royal Dutch Shell plc     195

REPORTS OF THE INDEPENDENT AUDITORS

REPORT ON THE ANNUAL REPORT ON FORM 20-F

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO LLOYDS TSB OFFSHORE TRUST COMPANY LIMITED, TRUSTEE OF
THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST AND THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC
In our opinion, the accompanying Statement of Income and the related Balance Sheet, Statement of Changes in Equity and Statement of Cash Flows present fairly, in all material respects, the financial position of the Royal Dutch Shell Dividend Access Trust at December 31, 2007, and December 31, 2006, and the results of its operations and cash flows for each of the three periods ended December 31, 2007, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in “Internal Control – Integrated Framework” issued by the COSO. The Trustee and the management of Royal Dutch Shell plc are responsible for these financial statements, for maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting, included in the accompanying Corporate Governance Report as set out on page 91. Our responsibility is to express opinions on these financial statements and on the Trust’s internal control over financial reporting based on our audits which were integrated audits in 2007 and 2006. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
196 Royal Dutch Shell plc
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
London
March 12, 2008
Note that the report set out above is included for the purpose of Royal Dutch Shell’s Annual Report on Form 20-F for 2007 only and does not form part of Royal Dutch Shell’s Annual Report and Accounts for 2007.

Index to the Royal Dutch Shell
Dividend Access Trust Financial Statements

The Notes on pages 202 to 203 are an integral part of these Financial Statements.
Royal Dutch Shell plc 197

Royal Dutch Shell Dividend Access Trust Financial Statements

STATEMENT OF INCOME				£ million
				Period May 19 to
	NOTES	2007	2006	Dec 31, 2005

Dividend income		1,930	1,837	870
Finance costs		–	–	(1)

Income before taxation and for the period		1,930	1,837	869

All results are from continuing activities.
The Notes on pages 202 to 203 are an integral part of these Financial Statements.
198 Royal Dutch Shell plc

BALANCE SHEET			£ million
	NOTES	Dec 31, 2007	Dec 31, 2006

Current assets
Cash and cash equivalents		–	–

Total assets		–	–

Current liabilities
Other liabilities		–	–

Total liabilities		–	–

Equity
Capital account	4	–	–
Revenue account		–	–

Total equity		–	–

Total liabilities and equity		–	–

/s/ Jeremy Le Maistre	/s/ Michael Richards

Jeremy Le Maistre	Michael Richards
Director, for and on behalf of Lloyds TSB Offshore	Director, for and on behalf of Lloyds TSB Offshore
Trust Company Limited	Trust Company Limited

March 12, 2008
The Notes on pages 202 to 203 are an integral part of these Financial Statements.
Royal Dutch Shell plc 199

ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN EQUITY				£ million
		Capital	Revenue	Total
	NOTES	account	account	equity

At May 19, 2005		–	–	–
Income for the period		–	869	869

Total recognised income for the period		–	869	869
Distributions made	5	–	(869)	(869)

At December 31, 2005		–	–	–
Income for the period		–	1,837	1,837

Total recognised income for the period		–	1,837	1,837
Distributions made	5	–	(1,837)	(1,837)

At December 31, 2006		–	–	–
Income for the period		–	1,930	1,930

Total recognised income for the period		–	1,930	1,930
Distributions made	5	–	(1,930)	(1,930)

At December 31, 2007		–	–	–

The Notes on pages 202 to 203 are an integral part of these Financial Statements.
200 Royal Dutch Shell plc

STATEMENT OF CASH FLOWS			£ million
			Period May 19 to
	2007	2006	Dec 31, 2005

Cash flow from operating activities:
Income for the period	1,930	1,837	869
Adjustment for:
Dividends received	(1,930)	(1,837)	(869)

Cash flow from operating activities	–	–	–

Cash flow from investing activities:
Dividends received	1,930	1,837	869

Cash flow from investing activities	1,930	1,837	869

Cash flow from financing activities:
Distributions made	(1,930)	(1,837)	(869)

Cash flow from financing activities	(1,930)	(1,837)	(869)

Increase in cash and cash equivalents	–	–	–
Cash and cash equivalents at January 1	–	–	–

Cash and cash equivalents at December 31	–	–	–

The Notes on pages 202 to 203 are an integral part of these Financial Statements.
Royal Dutch Shell plc 201

Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements

1
THE TRUST

The Royal Dutch Shell Dividend Access Trust (the “Trust”) was established on May 19, 2005, by The Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, plc (“Shell Transport”)) and Royal Dutch Shell plc (“Royal Dutch Shell”). The Trust is governed by the applicable laws of England and Wales and resident in Jersey. The Trustee of the Trust was Hill Samuel Offshore Trust Company Limited, 7 Bond Street, St Helier, Jersey, JE4 8PH. On January 1, 2007, the Trustee changed its name and registered office to Lloyds TSB Offshore Trust Company Limited, 25 New Street, St Helier, Jersey, JE4 8RG. The Trust was established as part of a dividend access mechanism.
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

2
BASIS OF
PREPARATION

The Financial Statements of the Trust have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to the Royal Dutch Shell Dividend Access Trust, there are no material differences with IFRS as issued by the International Accounting Standards Board. The accounting policies are set out in Note 3. The Financial Statements have been prepared under the historical cost convention. The preparation of Financial Statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Trust’s accounting policies. Actual results may differ from these estimates. The financial results of the Trust are included in the Consolidated and Parent Company Financial Statements of Royal Dutch Shell. The Financial Statements were approved and authorised for issue on March 12, 2008, by the Directors of Lloyds TSB Offshore Trust Company Limited, as Trustee.

3
ACCOUNTING
POLICIES
202 Royal Dutch Shell plc

Accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements on pages 117 to 121. The following are the principal accounting policies of the Royal Dutch Shell Dividend Access Trust.
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

5
DISTRIBUTIONS
MADE

Distributions are made to the Class B shareholders of Royal Dutch Shell in accordance with the Trust Deed. Unclaimed dividends amounted to £444,639 as at December 31, 2007 (2006: £27,465; 2005: nil), which are not included in distributions made. Amounts are recorded as distributed once a wire transfer or cheque is issued. All cheques are valid for one year from the date of issue. Any wire transfers that are not completed are replaced by cheques. To the extent that cheques expire or are returned unpresented, the Trust records a liability for unclaimed dividends and a corresponding amount of cash.

6
AUDIT FEE

Auditors’ remuneration for audit services during the year was £35,000 (2006: £35,000; 2005: £35,000).

7
FINANCIAL
INSTRUMENTS

The Trust, in its normal course of business, is not subject to market risk, credit risk or liquidity risk. The Trustees do not consider that any foreign exchange exposures will materially affect the operations of the Trust.

8
RELATED PARTY
TRANSACTIONS

Shell Transport, a signatory to the Trust Deed, issued a Dividend Access Share to the Trustee of the Trust. The Trust received dividend income of £1,930 million (2006: £1,837 million; 2005: £870 million) in respect of the Dividend Access Share. The Trust made distributions of £1,930 million (2006: £1,837 million; 2005: £869 million) to the Class B shareholders of Royal Dutch Shell, a signatory to the Trust Deed.
Royal Dutch Shell plc 203

Additional shareholder information (unaudited)

ANNUAL GENERAL MEETING
The Annual General Meeting of Royal Dutch Shell plc will be held at the Circustheater, Circusstraat 4 in The Hague, The Netherlands at 11 a.m. (Dutch time) on May 20, 2008, with an audio-visual link to a satellite meeting place at The Barbican Centre, London UK at 10 a.m. (UK time).
CLASS A AND CLASS B SHARES
Royal Dutch Shell has two classes of shares – Class A shares and Class B shares. The Class A shares and Class B shares have identical rights except in relation to the dividend source. Dividends having a Dutch source are intended to be paid to holders of Class A shares and dividends having a UK source are intended to be paid to holders of Class B shares.

ROYAL DUTCH SHELL LISTING INFORMATION

	Class A shares	Class B shares
Ticker symbol – London	RDSA	RDSB

Ticker symbol – Amsterdam	RDSA	RDSB

Ticker symbol -– New York (ADR[A])	RDS.A	RDS.B

ISIN Code	GB00B03MLX29	GB00B03MM408

CUSIP	G7690A100	G7690A118

SEDOL Number – London	B03MLX2	B03MM40
SEDOL Number – Euronext	B09CBL4	B09CBN6
Weighting on FTSE as at 31/12/07	4.953%	3.777%
Weighting on AEX as at 31/12/07	18.897%	not included

[A] One ADR is equal to two underlying shares.
SHARE PRICES

RDSA AND ROYAL DUTCH ORDINARY SHARES – AMSTERDAM[A]						€
	RDSA				Royal Dutch ordinary shares
	2007	2006	2005	2005[B]	2004	2003
			(Jul 20 to	(Jan 1
			Dec 31)	Sep 30)
High	31.35	28.53	27.67	28.38	22.02	22.29
Low	23.72	24.32	24.12	20.92	18.30	16.68
Year end	28.75	26.72	25.78	25.80	21.18	20.90

RDSA – LONDON					pence
	2007	2006	2005	2004	2003
			(Jul 20 to
			Dec 31)
High	2,152	1,974	1,894	–	–
Low	1,611	1,661	1,633	–	–
Year end	2,111	1,785	1,771	–	–

RDS CLASS A ADRs AND ROYAL DUTCH NEW YORK SHARES – NEW YORK[C]						$
	RDS Class A ADRs			Royal Dutch ordinary shares
	2007	2006	2005	2005[D]	2004	2003
			(Jul 20 to	(Jan 1
			Dec 31)	Sep 30)
High	88.31	72.38	68.08	67.45	57.79	52.70
Low	62.71	60.17	57.79	55.37	45.79	36.69
Year end	84.20	70.79	61.49	62.80	57.38	52.39

RDSB – AMSTERDAM					€
	2007	2006	2005	2004	2003
			(Jul 20 to
			Dec 31)
High	32.20	30.04	28.90	–	–
Low	23.64	25.18	25.41	–	–
Year end	28.46	26.66	27.08	–	–

RDSB AND SHELL TRANSPORT ORDINARY SHARES – LONDON[E]						pence
	RDSB			Shell Transport Ordinary Shares
	2007	2006	2005	2005	2004	2003
			(Jul 20 to	(Jan 1 to
			Dec 31)	Jul 19)
High	2,173	2,071	1,968	1,991	1,570	1,531
Low	1,600	1,686	1,717	1,528	1,205	1,154
Year end	2,090	1,790	1,858	1,838	1,545	1,446

RDS CLASS B ADRs AND SHELL TRANSPORT ADRs – NEW YORK[F]						$
	RDS Class B ADRs			Shell Transport ADRs
	2007	2006	2005	2005	2004	2003
			(Jul 20 to	(Jan 1 to
			Dec 31)	Jul 19)
High	87.94	74.93	70.94	69.86	59.98	52.42
Low	62.20	62.75	60.69	57.75	45.38	37.45
Year end	83.00	71.15	64.53	64.56	59.63	52.24

[A]	Pursuant to the terms of the Unification, holders of Royal Dutch ordinary shares received two Royal Dutch Shell plc Class A ordinary shares for each Royal Dutch ordinary share. To assist comparison, the historical prices of the Royal Dutch ordinary shares have been divided by 2 to reflect such exchange ratio.

[B]	Royal Dutch ordinary shares continued to trade on Euronext Amsterdam following the completion of the Unification until such shares were delisted on September 30, 2005.

[C]	Pursuant to the terms of the Unification, holders of Royal Dutch New York Shares received one Royal Dutch Shell plc Class A ADR for each Royal Dutch New York Share. Each Royal Dutch Shell plc Class A ADR represents two Royal Dutch Shell plc Class A ordinary shares.

[D]	The New York Stock Exchange halted trading in the Royal Dutch New York Shares on October 3, 2005, following delisting in Amsterdam, and resumed trading in the Royal Dutch New York Shares on October 31, 2005, following the joint public announcement by Royal Dutch Shell and Royal Dutch of the definitive terms of the legal merger between Royal Dutch and its wholly owned subsidiary Shell Petroleum N.V., in which all outstanding Royal Dutch shares were exchanged for €52.21 (or the equivalent in loan notes). The table excludes trading in Royal Dutch New York Shares for the period from October 3, 2005, through their delisting on November 21, 2005.

[E]	Pursuant to the terms of the Unification, holders of Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares to which holders of Shell Transport bearer warrants were entitled) received 0.287333066 Royal Dutch Shell plc Class B ordinary shares for each Shell Transport Ordinary Share. To assist comparison, the historical prices of the Shell Transport Ordinary Shares have been divided by 0.287333066 to reflect such exchange ratio.

[F]	Pursuant to the terms of the Unification, holders of Shell Transport ADRs received 0.861999198 Royal Dutch Shell plc Class B ADRs for each Shell Transport ADR. To assist comparison, the historical prices of the Shell Transport ADRs have been divided by 0.861999198 to reflect such exchange ratio. Each Royal Dutch Shell plc Class B ADR represents two Royal Dutch Shell plc Class B ordinary shares.

204 Royal Dutch Shell plc

CAPITAL GAINS TAX
For the purposes of UK capital gains tax, the market values of the company’s shares were:

HISTORICAL INFORMATION RELATING TO:		£
	March 31,	July 20,
	1982	2005
Royal Dutch Petroleum Company	1.1349	17.6625
(N.V. Koninklijke Nederlandsche Petroleum Maatschappij) which ceased to exist on December 21, 2005.

Share prices have been restated where necessary to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure following the Unification of Royal Dutch and Shell Transport where one Royal Dutch share was exchanged for two Royal Dutch Shell plc Class A ordinary shares.

The “Shell” Transport and Trading Company, p.l.c.	1.4502	Not
which delisted on July 19, 2005.		applicable

Share prices have been restated where necessary to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure following the Unification of Royal Dutch and Shell Transport where one Shell Transport share was exchanged for 0.287333066 Royal Dutch Shell plc Class B ordinary shares.

DIVIDENDS
Royal Dutch Shell intends to pay quarterly dividends and to grow the dividend at least in line with inflation over a number of years. On February 1, 2007 the Board announced that going forward the inflation level will be based on inflation levels in global developed economies, rather than a blend of European inflation rates. Dividend growth going forward will be measured in US dollars.
On February 1, 2007 the Board also announced that, effective from the first quarter 2007, dividends will be declared in US dollars rather than euros. The company will announce the euro and pound sterling equivalent amounts at the same time as the US dollar declaration, using an exchange rate from the day before the declaration date.
Dividends declared on A shares are paid by default in euros, although holders of A shares are able to elect to receive dividend in pounds sterling. Dividends declared on B shares are paid by default in pound sterling, although holders of B shares are able to elect to receive dividend in euros. Dividends declared on ADRs are paid in US dollars. Eligible shareholders must make currency elections by the day before the declaration date.
It is expected that holders of Class B ordinary shares will receive dividends through the dividend access mechanism applicable to such shares. The dividend access mechanism is described more fully in “Supplementary Information – Control of registrant (unaudited) – Rights attaching to shares”.

CLASS A AND B SHARES						$
	Class A			Class B
	2007	2006	2005	2007	2006	2005
Q1	0.36	–	–	0.36	–	–
Q2	0.36	–	–	0.36	–	–
Q3	0.36	–	–	0.36	–	–
Q4	0.36	–	–	0.36	–	–

Total	1.44	–	–	1.44	–	–

CLASS A SHARES			€
	2007[A]	2006	2005
Q1	0.26	0.25	0.23	[B]
Q2	0.26	0.25	0.23
Q3	0.25	0.25	0.23
Q4	0.24	0.25	0.23

Total declared during the year	1.01	1.00	0.92

Amount paid during the year	1.02	0.98	1.21

CLASS B SHARES[C]			pence
	2007	2006	2005
Q1	18.09	17.13	15.84	[B]
Q2	17.56	17.08	15.89
Q3	17.59	16.77	15.64
Q4	18.11	16.60	15.64

Total declared during the year	71.35	67.58	63.01

Amount paid during the year	69.84	66.62	84.61

CLASS A ADRs			$
	2007	2006	2005
Q1	0.72	0.63	0.59	[B]
Q2	0.72	0.63	0.55
Q3	0.72	0.63	0.56
Q4	0.72	0.65	0.56

Total declared during the year	2.88	2.54	2.26

Amount paid during the year	2.81	2.45	3.04

CLASS B ADRs			$
	2007	2006	2005
Q1	0.72	0.63	0.57	[B]
Q2	0.72	0.63	0.55
Q3	0.72	0.63	0.56
Q4	0.72	0.65	0.56

Total declared during the year	2.88	2.54	2.24

Amount paid during the year	2.81	2.45	3.10

[A]	Euro equivalent.

[B]	Historical data converted to Royal Dutch Shell equivalents.

[C]	Sterling equivalent.
Royal Dutch Shell plc 205

ADDITIONAL SHAREHOLDER INFORMATION (UNAUDITED)

DIVIDEND REINVESTMENT PLAN (DRIP)
A DRIP is offered on both classes of shares and, depending on how an investor holds shares, is offered by either Equiniti (formerly Lloyds TSB Registrars) or ABN AMRO. DRIPs for ADRs traded on the NYSE are offered by The Bank of New York Mellon.
EQUINITI
The DRIP operated by Equiniti is available to investors in respect of shares held directly in the Royal Dutch Shell Nominee or on the Royal Dutch Shell plc share register. You will be liable for tax on dividends reinvested on the same basis as if you had received the cash and arranged the purchase of shares yourself.
ABN AMRO
The DRIP operated by ABN AMRO is available to shareholders who hold their shares via Euroclear Nederland through an admitted institution of Euroclear Nederland and are expecting to receive the dividend in the default currency for Class A ordinary and Class B ordinary shares.
THE BANK OF NEW YORK MELLON
The Bank of New York Mellon maintains a (Global BuyDIRECTsm) plan for the Royal Dutch Shell Class A ADRs, available to registered holders and first time investors and a DRIP for the Class B ADRs available to registered ADR holders.
Tax consequences of participation in the plan may vary depending upon the tax residence of the shareholder and the class of shares held. Holders of Class A ordinary shares should note that it is the net dividend that will be reinvested.
To participate, or if you have any further questions, please call your bank or broker if your shareholding is through Euroclear Nederland, The Bank of New York Mellon if enquiries relate to ADRs and Equiniti for all other shareholders.

INDEXED SHARE PRICE
Royal Dutch Shell plc Class A / AEX Index
Index: December 31, 2002 = 100

Royal Dutch Shell plc Class B / FTSE 100 Index
Index: December 31, 2002 = 100

FINANCIAL CALENDAR
Financial year ends	December 31, 2007

Announcements
Full year results for 2007	January 31, 2008
First quarter results for 2008	April 29, 2008
Second quarter results for 2008	July 31, 2008
Third quarter results for 2008	October 30, 2008

Dividends – ordinary shares Class A and Class B including ADRs
2007 Fourth quarter interim[A]

Announced	January 31, 2008
Ex-dividend date	February 6, 2008
Record date	February 8, 2008
Payment date	March 12, 2008

2008 First quarter interim

Announced	April 29, 2008
Ex-dividend date	May 14, 2008
Record date	May 16, 2008
Payment date	June 11, 2008

2008 Second quarter interim

Announced	July 31, 2008
Ex-dividend date	August 6, 2008
Record date	August 8, 2008
Payment date	September 10, 2008

2008 Third quarter interim

Announced	October 30, 2008
Ex-dividend date	November 5, 2008
Record date	November 7, 2008
Payment date	December 10, 2008

Annual General Meeting	May 20, 2008

[A] The Directors do not propose to recommend any further distribution in respect of 2007.

206 Royal Dutch Shell plc

DOLLAR EXCHANGE RATES[A]				€1 = $
	Average[B]	High	Low	Period end

Year:
2003	1.1411
2004	1.2478
2005	1.2400
2006	1.2661
2007	1.3797
Month:
2007
January		1.3286	1.2904
February		1.3246	1.2933
March		1.3374	1.3094
April		1.3660	1.3363
May		1.3616	1.3419
June		1.3526	1.3295
July		1.3831	1.3592
August		1.3808	1.3402
September		1.4219	1.3606
October		1.4468	1.4092
November		1.4862	1.4435
December		1.4759	1.4344
2008
January		1.4877	1.4574
February		1.5187	1.4495
As at February 29, 2008				1.5187

DOLLAR EXCHANGE RATES[A]				£1 = $
	Average[B]	High	Low	Period end

Year:
2003	1.6450
2004	1.8356
2005	1.8154
2006	1.8582
2007	2.0073
Month:
2007
January		1.9847	1.9305
February		1.9699	1.9443
March		1.9694	1.9235
April		2.0061	1.9608
May		1.9993	1.9695
June		2.0063	1.9657
July		2.0626	2.0114
August		2.0426	1.9813
September		2.0389	1.9920
October		2.0777	2.0279
November		2.1104	2.0478
December		2.0658	1.9774
2008
January		1.9895	1.9515
February		1.9923	1.9405
As at February 29, 2008				1.9864

[A]	Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

[B]	Calculated by using the average of the exchange rates on the last business day of each month during the year.
Royal Dutch Shell plc 207

Exhibits
EXHIBIT INDEX

Exhibit No.	Description	Page No.
1.1	Memorandum of Association of Royal Dutch Shell plc (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (Registration No. 333-125037) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on May 18, 2005.
1.2	Articles of Association of Royal Dutch Shell plc (incorporated by reference to Exhibit 99.3) to the Report on Form 6-K of Royal Dutch Shell plc furnished to the Securities and Exchange Commission on August 26, 2005.
2	Dividend Access Trust Deed (incorporated by reference to Exhibit 2 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File no 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2007).
4.2	Shell Provident Fund Regulations and Trust Agreement (incorporated by reference to Exhibit 4.7 to the Post-Effective Amendment to Registration Statement on Form S-8 (Registration No. 333-126715) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on June 18, 2007).
4.3	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.3 to the Annual Report for the fiscal year ended December 31, 2005, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2006).
4.4	Senior Debt Securities Indenture dated June 27, 2006, among Shell International Finance B.V., as issuer, Royal Dutch Shell plc, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 (Registration No. 333-126726) of Royal Dutch Shell plc filed with the securities and Exchange Commission on July 20, 2005, amended from then and to be dated as of June 27, 2006, and with the parties signatures).
4.5	Form of Directors Letter of appointments (incorporated by reference to Exhibits 4.5 – 4.11 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File No. 001-325751) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2007).
7.1	Calculation of Ratio of Earnings to Fixed Charges.	E1
7.2	Calculation of Return on Average Capital Employed (ROACE) (incorporated by reference to pages 60 and 61 herein).
7.3	Calculation of gearing ratio (incorporated by reference to page 61 and Note 19[D] to the Consolidated Financial Statements on page 138 herein).
8	Significant Shell subsidiaries as at December 31, 2007.	E2
12.1	Section 302 Certification of Royal Dutch Shell plc.	E5
12.2	Section 302 Certification of Royal Dutch Shell plc.	E6
13.1	Section 906 Certification of Royal Dutch Shell plc.	E7
99.1	Consent of PricewaterhouseCoopers LLP, London.	E8
99.2	Consent of PricewaterhouseCoopers LLP, London relating to the Royal Dutch Shell Dividend Access Trust.	E9

208     Royal Dutch Shell plc

Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on Form 20-F on its behalf.

Royal Dutch Shell plc

/s/ Jeroen van der Veer

Jeroen van der Veer
Chief Executive

March 12, 2008
Royal Dutch Shell plc     209

Contact information

REGISTERED OFFICE
Royal Dutch Shell plc
Shell Centre
London SE1 7NA
United Kingdom
Registered in England and Wales
Company number 4366849
Registered with the Dutch Trade Register under
number 34179503
HEADQUARTERS
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
SHARE REGISTRAR
Equiniti
Aspect House, Spencer Road
Lancing, West Sussex BN99 6DA
United Kingdom
Freephone 0800 169 1679 (UK only)
Tel +44 (0)121 415 7073
Fax 0871 384 2100[A] (UK only)
www.shareview.co.uk for online
information about your holding.
Shareholder reference number will
be required – shown on your share
certificates, tax vouchers or your
Shell Nominee Statement.
AMERICAN DEPOSITARY RECEIPTS
(ADRS)
The Bank of New York Mellon
Investor Services
PO Box 11258
Church Street Station
New York, NY 10286-1258
USA
Tel 888 737 2377 (USA only)
Tel +1 201 680 6825 (international)
E-mail shareowners@bankofny.com
www.stockbny.com
CORPORATE ISA/PEP
BNP Paribas Securities Services
Block C, Western House
Lynchwood Business Park
Peterborough PE2 6BP
United Kingdom
Tel +44 (0)845 358 1102
[A]	Calls to 0871 numbers are charged at 8p per minute from a BT landline. Other telephone providers’ costs may vary.
RETAIL SHAREHOLDERS
For shareholder information,
visit www.shell.com/shareholder
Enquiries from retail shareholders may be
addressed to:
Shareholder Relations
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
Tel +31 (0)70 377 1365/4088
Fax +31 (0)70 377 3953
E-mail royaldutchshell.shareholders@shell.com
or
Shareholder Relations
Royal Dutch Shell plc
Shell Centre
London SE1 7NA
United Kingdom
Tel +44 (0)20 7934 3363
Fax +44 (0)20 7934 7515
E-mail royaldutchshell.shareholders@shell.com
For any other retail
shareholder enquiries please
write to:
Company Secretary
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
INVESTOR RELATIONS
For investor relations information,
visit www.shell.com/investor
Enquiries from institutional
shareholders may be directed
to:
Investor Relations
Royal Dutch Shell plc
PO Box 162
2501 AN The Hague
The Netherlands
Tel +31 (0)70 377 4540
Fax +31 (0)70 377 3115
E-mail ir-hague@shell.com
or
Investor Relations
Royal Dutch Shell plc
Tel +44 (0)20 7934 3856
Fax +44 (0)20 7934 3702
E-mail ir-london@shell.com
or
Investor Relations
Shell Oil Company
630 Fifth Avenue Suite 3166
New York, NY 10111
USA
Tel +1 212 218 3113
Fax +1 212 218 3114
E-mail ir-newyork@shell.com
Designed by Flag
Cover illustration by Tim Bradford
Board photography by Jaap van den Beukel
Printed by Taylor Bloxham under ISO 14001

Shell annual reports

Annual Review and Summary
Financial Statements 2007
A summarised overview of Shell.

www.shell.com/annualreport
Jaaroverzicht en verkorte
jaarrekening 2007
Dutch language version.

www.shell.com/annualreport
OTHER PUBLICATIONS
Shell Technology Report
An overview of 27 advanced technologies.

www.shell.com/technology
Shell General Business Principles
Fundamental principles that govern how each Shell company conducts its affairs.

www.shell.com/sgbp
Shell Code of Conduct
Provides standards of behaviour expected from employees.

www.shell.com/codeofconduct
AVAILABLE FROM
Royal Dutch Shell plc
c/o Bankside
Tel +44 (0)1635 232 700
E-mail bbs@shellbankside.co.uk
Annual Report/20-F Service for
US residents – Tel (888) 400 7789
More information is available at
www.shell.com
Annual Report and Form 20-F for
the year ended December 31, 2007
A comprehensive overview of Shell.

www.shell.com/annualreport
Financial and Operational
Information 2003-2007
(available May 2008)
Five years’ financial and operational information, including maps of exploration and production activities.
www.shell.com/faoi
Shell Sustainability Report 2007
(available May 2008)
Report on progress in contributing to
sustainable development.
www.shell.com/responsibleenergy