Form 20-F
period 2008-12-31
Royal Dutch Shell plc
filed 2009-03-17
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number 1-32575

Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)
Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands
Tel. no: 011 31 70 377 9111
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Receipts representing Class A ordinary shares of the issuer of an aggregate nominal value € 0.07 each	New York Stock Exchange
American Depositary Receipts representing Class B ordinary shares of the issuer of an aggregate nominal value of € 0.07 each	New York Stock Exchange
5.625% Guaranteed Notes due 2011	New York Stock Exchange
4.95% Guaranteed Notes due 2012	New York Stock Exchange
5.2% Guaranteed Notes due 2017	New York Stock Exchange
6.375% Guaranteed Notes due 2038	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of December 31, 2008:
3,455,841,942 RDS Class A ordinary shares of the nominal value of € 0.07 each.
2,665,893,421 RDS Class B ordinary shares of the nominal value of € 0.07 each.

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

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague, The Netherlands
Attn: Mr. M. Brandjes

ROYaL DuTcH SHELL plc annuaL REPORT anD fORm 20-f fOR THE YEaR EnDED DEcEmbER 31, 2008 DELIVERY & GROWTH REPORT

ANNUAL REPORT AND FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008

OUR BUSINESS

With around 102,000 employees in more than 100 countries and territories, Shell helps to meet the world’s growing demand for energy in economically, environmentally and socially responsible ways.
UPSTREAM
Our Exploration & Production business searches for and recovers oil and natural gas around the world. Many of these activities are carried out as joint venture partnerships, often with national oil companies.
Our Gas & Power business liquefies natural gas and transports it to customers across the world. Its gas to liquids (GTL) process turns natural gas into cleaner-burning synthetic fuel and other products. It develops wind power to generate electricity and is involved in solar power technology. It also licenses our coal gasification technology, enabling coal to be used as a chemical feedstock and for more efficient generation of electricity.

DOWNSTREAM
Our Oil Sands business, the Athabasca Oil Sands Project, extracts bitumen — an especially thick, heavy oil — from oil sands in Alberta, western Canada, and converts it to synthetic crude oils that can be turned into a range of products.
Our Oil Products business makes, moves and sells a range of petroleum-based products around the world for domestic, industrial and transport use. Its Future Fuels and CO2 business unit develops biofuels and hydrogen and markets the synthetic fuel and products made from the GTL process. It also leads company-wide activities in CO2 management. With around 45,000 service stations, ours is the world’s largest single-branded fuel retail network.
Our Chemicals business produces petrochemicals for industrial customers. ey include the raw materials for plastics, coatings and detergents used in the manufacture of textiles, medical supplies and computers.

MINING
OIL SANDS
UPGRADER
PLANT
CHEMICAL
PLANT
CHEMICAL PRODUCTS
USED FOR:
• Plastics
• Coatings
• Detergents
REFINERY
GAS TO
LIQUIDS
PLANT
BIOFUELS
PLANT
Shell
REFINED OIL PRODUCTS
• (Bio) Fuels
• Lubricants
• Bitumen
• Liquefied petroleum gas
ON AND
OFFSHORE
OIL AND GAS
GAS AND ELECTRICITY
• Industrial use
• Domestic use
POWER
STATION
LNG
LIQUEFACTION
PLANT
LNG
REGASIFICATION
TERMINAL
WIND
TURBINES

ABOUT THIS REPORT

This Report combines the Annual Report and Accounts and the Annual Report on Form 20-F (Report) for the year ended December 31, 2008, for Royal Dutch Shell plc (Royal Dutch Shell, the Company) and its subsidiaries. It presents the Consolidated Financial Statements of Royal Dutch Shell (pages 113-159) and the Parent Company Financial Statements of Royal Dutch Shell (pages 187-191). This Report complies with all applicable UK regulations. This Report also includes the disclosure included in the Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission (SEC). Cross references to Form 20-F are set out on page 3 of this Report.

In this Report “Shell” and the “Shell group” are sometimes used for convenience where references are made to Royal Dutch Shell and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this Report refer to companies over which Royal Dutch Shell, either directly or indirectly, has control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks. The Consolidated Financial Statements consolidate the financial statements of the Parent Company and all subsidiaries. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. Joint ventures are comprised of jointly controlled entities and jointly controlled assets. In this Report, associates and jointly controlled entities are also referred to as “equity-accounted investments”.

The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interests.

Except as otherwise specified, the figures shown in the tables in this Report represent those in respect of subsidiaries only, without deduction of minority interest. However, where figures are given specifically for oil production (net of royalties in kind), natural gas production available for sale, and both the refinery processing intake and total oil product sales volumes, the term “Shell share” is used for convenience to indicate not only the volumes to which subsidiaries are entitled (without deduction in respect of minority interest in subsidiaries) but also the portion of the volumes of equity-accounted investments to which Shell is entitled or which is proportionate to the Shell interest in those companies.

The Financial Statements contained in this Report have been prepared in accordance with the provisions of the Companies Act 1985, Article 4 of the International Accounting Standards (IAS) Regulation and with both International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union. IFRS as defined above includes International Financial Reporting Interpretations Committee (IFRIC) interpretations.

Except as otherwise noted, the figures shown in this Report are stated in US dollars. As used herein all references to “dollars” or “$” are to the US currency.

The Business Review (BR) and other sections of this Report contain forward-looking statements concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements.
Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. Also see “Risk factors” for additional risks and further discussion. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

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

2  Shell Annual Report and Form 20-F 2008

CROSS REFERENCE TO FORM 20-F

PART I		PAGES

Item 1.	Identity of Directors, Senior Management and Advisers	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
Item 3.	Key Information
	A. Selected financial data	6-7, 75
	B. Capitalisation and indebtedness	N/A
	C. Reasons for the offer and use of proceeds	N/A
	D. Risk factors	14-16
Item 4.	Information on the Company
	A. History and development of the company	6-7, 11-12, 17-22, 24-29, 35-38, 40-42, 44-46, 50-52, 103-104
	B. Business overview	11-13, 17-57, 62-69, 160-171
	C. Organisational structure	11, E2-E6
	D. Property, plant and equipment	11-13, 17-52, 64-66
Item 4A.	Unresolved Staff Comments	N/A
Item 5.	Operating and Financial Review and Prospects
	A. Operating results	6-7, 11-13, 17-57
	B. Liquidity and capital resources	58-61
	C. Research and development, patents and licences, etc.	54-55, 80, 121, 126
	D. Trend information	11-13, 17-22, 34-35, 40-41, 43-45, 49-50
	E. Off-balance sheet arrangements	60
	F. Tabular disclosure of contractual obligations	61
	G. Safe harbour	N/A
Item 6.	Directors, Senior Management and Employees
	A. Directors and senior management	77-82, 104
	B. Compensation	83, 85-95
	C. Board practices	80-82, 96-102
	D. Employees	62-63
	E. Share ownership	70-71, 81, 103
Item 7.	Major Shareholders and Related Party Transactions
	A. Major shareholders	82, 108
	B. Related party transactions	81, 110, 131-132, 183, 191
	C. Interests of experts and counsel	N/A
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	47-48, 58, 72-74, 111-159, 174-184, 185-191
	B. Significant Changes	80, 159, 183
Item 9.	The Offer and Listing
	A. Offer and listing details	72-73, 103
	B. Plan of distribution	N/A
	C. Markets	72-73, 103
	D. Selling shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the issue	N/A
Item 10.	Additional Information
	A. Share capital	N/A
	B. Memorandum and articles of association	94-96, 103-110
	C. Material contracts	82, 91-92
	D. Exchange controls	109
	E. Taxation	109
	F. Dividends and paying agents	N/A
	G. Statement by experts	N/A
	H. Documents on display	ii
	I. Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	100-101, 118-122, 144-148, 172-173, 179, 191
Item 12.	Description of Securities Other than Equity Securities	N/A

PART II		PAGES

Item 13.	Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15.	Controls and Procedures	100-102
Item 16.	[Reserved]
Item 16A.	Audit committee financial expert	98
Item 16B.	Code of Ethics	96
Item 16C.	Principal Accountant Fees and Services	71, 98, 156, 184, 190
Item 16D.	Exemptions from the Listing Standards for Audit Committees	96
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	60-61
Item 16F.	Change in Registrant’s Certifying Accountant	N/A
Item 16G.	Corporate Governance	110

PART III		PAGES

Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	112-159, 186-191
Item 19.	Exhibits	192

Shell Annual Report and Form 20-F 2008  3

ABBREVIATIONS

CURRENCIES

$	US dollar
£	pound sterling
€	euro
C$	Canadian dollar
CHF	Swiss franc

UNITS OF MEASUREMENT

acre	approximately 0.4 hectares
bcf/d	billion cubic feet per day
boe(/d)	barrel of oil equivalent (per day); natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel
b/d	barrels per day
Btu	British thermal units
(k)dwt	(thousand) deadweight tonnes
mtpa	million tonnes per annum
MW	megawatts
per day	volumes are converted to a daily basis using a calendar year
scf	standard cubic feet

PRODUCTS

BTX	benzene, toluene, xylene
GTL	gas to liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids
MEG	mono-ethylene glycol
SM/PO	styrene monomer/propylene oxide

MISCELLANEOUS

ADR	American Depositary Receipt
AGM	Annual General Meeting
CO2	carbon dioxide
DBP	deferred bonus plan
EOR	enhanced oil recovery
EPC	engineering, procurement and construction
GHG	greenhouse gas
HSE	health, safety and environment
HSSE	health, safety, security and environment
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
LTIP	long-term incentive plan
NGO	non-governmental organisation
NOC	national oil company
OML	onshore oil mining lease
OPEC	Organization of the Petroleum Exporting Countries
OPL	oil prospecting licence
PSA	production-sharing agreement
PSC	production-sharing contract
R&D	research and development
REMCO	Remuneration Committee
RSP	restricted share plan
SEC	United States Securities and Exchange Commission
TRCF	total recordable case frequency
USGC	United States Gulf Coast
WTI	West Texas Intermediate

4  Shell Annual Report and Form 20-F 2008

REVIEW OF THE YEAR

REPORTS OF THE INDEPENDENT AUDITORS

Reports of the Independent Auditors	111

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements	113
Notes to the Consolidated Financial Statements	118

SUPPLEMENTARY INFORMATION

Oil and gas (unaudited)	160
Oil sands (unaudited)	171
Derivatives and other financial instruments and derivative commodity instruments (unaudited)	172

PARENT COMPANY FINANCIAL STATEMENTS

Parent Company Financial Statements	174
Notes to the Parent Company Financial Statements	177

REPORTS OF THE INDEPENDENT AUDITORS

Reports of the Independent Auditors	185

ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

Royal Dutch Shell Dividend Access Trust Financial Statements	187
Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements	190

EXHIBITS

Exhibits	192
EXHIBIT 7.1
EXHIBIT 8
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1
EXHIBIT 99.1
EXHIBIT 99.2

Shell Annual Report and Form 20-F 2008  5

REVIEW OF THE YEAR

SELECTED FINANCIAL DATA

The selected financial data set out below is derived, in part, from the Consolidated Financial Statements. The selected data should be read in conjunction with the Consolidated Financial Statements and related Notes, as well as the Business Review in this Report.

The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

CONSOLIDATED STATEMENT OF INCOME DATA				$ million
	2008	2007	2006	2005	2004
Revenue	458,361	355,782	318,845	306,731	266,386
Income from continuing operations	26,476	31,926	26,311	26,568	19,491
Income/(loss) from discontinued operations	–	–	–	(307)	(234)

Income for the period	26,476	31,926	26,311	26,261	19,257

Income attributable to minority interest	199	595	869	950	717

Income attributable to Royal Dutch Shell plc shareholders	26,277	31,331	25,442	25,311	18,540

CONSOLIDATED BALANCE SHEET DATA				$ million
	2008	2007	2006	2005	2004
Total assets	282,401	269,470	235,276	219,516	187,446
Share capital	527	536	545	571	604
Equity attributable to Royal Dutch Shell plc shareholders	127,285	123,960	105,726	90,924	86,070
Minority interest	1,581	2,008	9,219	7,000	5,313

CAPITAL INVESTMENT				$ million
	2008	2007	2006	2005	2004
Capital expenditure:
Exploration & Production	21,932	13,723	15,773	10,584	8,559
Gas & Power	3,902	2,951	2,009	1,573	1,370
Oil Sands	3,124	1,931	865	274	140
Oil Products	3,828	3,671	3,363	2,810	2,761
Chemicals	2,085	1,415	821	387	529
Corporate	241	414	265	288	207

Total	35,112	24,105	23,096	15,916	13,566

Exploration expense (excluding depreciation and release of currency translation differences)	1,447	1,115	949	815	651
New equity in equity-accounted investments	1,294	1,472	598	390	681
New loans to equity-accounted investments	591	380	253	315	377

Total capital investment*	38,444	27,072	24,896	17,436	15,275

*comprising
Exploration & Production	24,718	15,919	17,079	11,772	9,568
Gas & Power	4,346	3,532	2,351	1,656	1,652
Oil Sands	3,124	1,931	865	274	140
Oil Products	3,917	3,856	3,457	2,844	2,823
Chemicals	2,097	1,419	877	599	868
Corporate	242	415	267	291	224

Total	38,444	27,072	24,896	17,436	15,275

EARNINGS PER SHARE					$
	2008	2007	2006	2005	2004
Basic earnings per €0.07 ordinary share	4.27	5.00	3.97	3.79	2.74
from continuing operations	4.27	5.00	3.97	3.84	2.77
from discontinued operations	–	–	–	(0.05)	(0.03)
Diluted earnings per €0.07 ordinary share	4.26	4.99	3.95	3.78	2.74
from continuing operations	4.26	4.99	3.95	3.83	2.77
from discontinued operations	–	–	–	(0.05)	(0.03)

					number

Basic weighted average number of Class A and B shares	6,159,102,114	6,263,762,972	6,413,384,207	6,674,179,767	6,770,458,950
Diluted weighted average number of Class A and B shares	6,171,489,652	6,283,759,171	6,439,977,316	6,694,427,705	6,776,396,429

6  Shell Annual Report and Form 20-F 2008

REVIEW OF THE YEAR

SELECTED FINANCIAL DATA

QUARTERLY INCOME DATA (unaudited)									$ million
	2008					2007
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Revenue	114,302	131,419	131,567	81,073	458,361	73,480	84,896	90,703	106,703	355,782
Cost of sales	96,780	109,261	113,249	76,349	395,639	60,666	68,715	76,713	90,603	296,697

Gross profit	17,522	22,158	18,318	4,724	62,722	12,814	16,181	13,990	16,100	59,085
Selling, distribution and administrative expenses	3,969	4,444	4,139	4,476	17,028	3,778	4,120	3,843	4,880	16,621
Exploration	325	408	538	778	2,049	272	450	608	382	1,712
Share of profit of equity-accounted investments	2,425	2,671	2,000	350	7,446	1,808	2,138	1,912	2,376	8,234
Interest and other income	351	474	31	54	910	1,125	747	340	486	2,698
Interest expense	298	334	205	344	1,181	224	270	302	312	1,108

Income before taxation	15,706	20,117	15,467	(470)	50,820	11,473	14,226	11,489	13,388	50,576
Taxation	6,505	8,363	6,987	2,489	24,344	4,032	5,415	4,448	4,755	18,650

Income for the period	9,201	11,754	8,480	(2,959)	26,476	7,441	8,811	7,041	8,633	31,926

Income attributable to minority interest	118	198	32	(149)	199	160	144	125	166	595

Income attributable to Royal Dutch Shell plc shareholders	9,083	11,556	8,448	(2,810)	26,277	7,281	8,667	6,916	8,467	31,331

OTHER CONSOLIDATED DATA				$ million
	2008	2007	2006	2005	2004
Net cash from operating activities	43,918	34,461	31,696	30,113	26,537
Net cash used in investing activities	28,915	14,570	20,861	8,761	5,964
Dividends paid	9,841	9,204	8,431	10,849	7,655
Net cash used in financing activities	9,394	19,393	13,741	18,573	13,592
Increase/(decrease) in cash and cash equivalents	5,532	654	(2,728)	2,529	7,094

Income by segment:
Exploration & Production	20,235	14,686	14,544	13,577	9,522
Gas & Power	5,328	2,781	2,633	1,378	1,774
Oil Sands	941	582	651	661	301
Oil Products	446	10,439	7,125	9,982	7,597
Chemicals	(405)	2,051	1,064	991	1,148
Corporate	(69)	1,387	294	(328)	(1,085)
Minority interest	(199)	(595)	(869)	(950)	(717)

Income attributable to Royal Dutch Shell plc shareholders	26,277	31,331	25,442	25,311	18,540

Balance sheet gearing ratio (net debt as percentage of total capital)[A]	5.9%	6.3%	5.6%	1.2%	5.6%
Adjusted gearing ratio (adjusted net debt as percentage of adjusted total capital)[A]	23.1%	16.6%	14.8%	14.9%	20.0%

Dividends – declared $/share[B]	1.60	1.44	1.27	1.13	1.07 [C]

[A]	See Note 18[D] to the Consolidated Financial Statements on pages 136-137.
[B]	From 2007 onwards, dividends are declared in US dollars. 2005 and 2006 dividends were declared in euros and translated, for comparison purposes, to US dollars (based on the dollar dividend of American Depositary Receipts converted to ordinary shares in the applicable period).
[C]	Comprises Royal Dutch interim dividend of €0.75 made payable in September 2004 and a second interim dividend of €1.04 made payable in March 2005 as well as a Shell Transport interim dividend of 6.25 pence and a second interim dividend of 10.7 pence that are used to calculate the equivalent dividend on a Royal Dutch Shell basis.

CAPITALISATION TABLE	$ million
	Dec 31, 2008	Dec 31, 2007
Equity attributable to Royal Dutch Shell plc shareholders	127,285	123,960

Current debt	9,497	5,736
Non-current debt[A]	11,259	9,659

Total debt[B]	20,756	15,395

Total capitalisation	148,041	139,355

[A]	Non-current debt excludes $2.5 billion of certain tolling commitments (2007: $2.7 billion).
[B]	As of December 31, 2008, Shell had outstanding guarantees of $3.7 billion (2007: $1.9 billion), of which $2.6 billion (2007: $0.6 billion) related to debt of equity-accounted investments. $18.6 billion (2007: $13.4 billion) of the finance debt of Shell was unsecured. A total of $4.6 billion (2007: $4.7 billion) outstanding debt of subsidiaries is secured.

Shell Annual Report and Form 20-F 2008  7

REVIEW OF THE YEAR

CHAIRMAN’S MESSAGE

The past year was one of extraordinary global economic turbulence. The economic downturn is expected to bite deeper in the year ahead. It has already slowed consumer demand. The oil price plunged from a record high of around $145 a barrel to under $35. All this inevitably affects our income, and our outlook.

As Shell, we depend on making the right long-term investments against a range of business assumptions. Such market volatility tests our resolve – and our strategy.

It is for the Board and management to chart the right course. We rigorously assess every decision against cost. But we must also ensure that capital investment continues for core projects. Simultaneously, we need to pay particular attention to our great pool of human talent, making sure our people remain motivated and fully equipped for the future. When the global economy emerges from this downturn we must be strong enough to respond.

To achieve this, we must stay true to our beliefs. Our strategy of More Upstream, Profitable Downstream remains on track. Three hard truths still shape our approach: when the economic crisis passes, global demand for energy will continue upward as populations grow and living standards rise; supplies of easy-to-access oil will struggle to keep pace with demand; and an increasing use of fossil fuels will drive up emissions of carbon dioxide (CO2).

The global long-term challenge remains: how to produce more energy and less CO2. At Shell, we are working to improve energy efficiency at our refineries and chemicals plants, and we are developing more efficient fuels and lubricants.
Technology remains central to Shell’s efforts to produce more oil and gas and to turn them into everyday products. It helps us to access resources previously out of reach or too costly: in the deep waters of the Gulf of Mexico, sub-Arctic Russia and Canada’s oil sands, for example. Our Pearl GTL gas to liquids plant in Qatar, which I visited in 2008, is the kind of mega-project Shell excels at. It is large, complex, and uses advanced technology.

Our spending on research and development has again increased as we develop new technologies to unlock difficult resources, such as oil sands too deep to mine and gas heavily contaminated with sulphur. We are also looking at biofuels as a fuel for the future.

Sound leadership is essential to our long-term success. Appointing a successor to Jeroen van der Veer as Chief Executive was one of the most important decisions the Board has faced during my time as Chairman. The process gave me a deeper insight into the strength of leadership in Shell. I believe Peter Voser is exceptionally well-equipped to provide strong leadership, building on the excellent progress made by Jeroen. The Board looks forward to working with Peter to tackle the pressing issues at hand.

Indeed, the talent and hard work of all our people will count for much in the tough times to come. In the global economic storm, our focus must stay clear. By following a steady course we can continue to deliver results to our shareholders and ensure growth. And we can continue to provide our customers with the energy they need to thrive.

Jorma Ollila
Chairman

8  Shell Annual Report and Form 20-F 2008

REVIEW OF THE YEAR

CHIEF EXECUTIVE’S REVIEW

In a difficult year for many, our focus on delivery and growth continued to yield results. Our financial performance in 2008 was satisfactory with income of $26.5 billion and the return of $13.1 billion to shareholders. I would like to express my gratitude to everyone at Shell for the hard work they have put in to achieve this.

In a volatile business environment, the need to cut costs is paramount. At the same time, we must continue to improve our performance and maintain our sharp focus on safety. In 2008, there were fewer recordable incidents than ever, but sadly fatalities among employees and contractors were up. We must redouble our efforts to further improve our safety performance and avoid such tragedy. Our goal of zero fatalities and serious injuries must remain firmly in our sights at all times.

Our strategy of More Upstream, Profitable Downstream stayed on track. We pressed forward with cash-generating mega-projects. Sakhalin II, one of the world’s largest integrated oil and gas projects, began year-round oil shipments and was preparing to start exports of liquefied natural gas (LNG) in 2009. Construction of our major gas to liquids plant, Pearl GTL in Qatar, made further good progress.

We postponed some investment decisions, including the second expansion phase of our oil sands operations in Canada. The current expansion goes on.

Nigeria remains a difficult challenge, especially in the areas of security and funding. Our installations were attacked and thefts from pipelines forced us to shut down the Soku gas plant temporarily. But achievements included the start-up of the Afam VI power plant that uses gas from the new Okoloma gas plant to provide electricity to millions.

Our Exploration & Production earnings were $20.2 billion, 38% up on the previous year. We made 11 notable discoveries of potential resources and secured rights to some 40,000 km2 of exploration acreage – an area around the size of the Netherlands – including 275 blocks in the Chukchi Sea off Alaska. We completed the acquisition of Duvernay Oil Corp. with its acreage containing significant gas resources in western Canada.

The Arctic’s resources could significantly boost global supplies and we will develop them safely and responsibly, recognising the need to protect the environment and work in partnership with local communities. During the year we continued to strengthen our commitment to biodiversity through partnerships with the International Union for Conservation of Nature (IUCN) and Wetlands International. Our relationship with the IUCN, for example, gives us the opportunity to discuss social and environmental issues for future projects in sensitive areas such as the Arctic.

Our Gas & Power earnings were $5.3 billion, 92% up on the previous year. LNG sales remained strong at 13.05 million tonnes. The fifth train of the North West Shelf LNG project in Australia started production, while construction of the Qatargas 4 LNG project made good progress. We also signed two significant LNG supply agreements with PetroChina. In the USA, the 264 MW Mount Storm wind project began operations.

Our downstream businesses of Oil Products and Chemicals experienced a particularly tough latter part of the year with demand sliding as a result of the global economic crisis. Our Marketing business did well. Our Oil Sands business, also in downstream, achieved record earnings. Again, our Trading and Shipping organisations continued to provide essential support to our key businesses.

We also moved ahead with major downstream projects such as the 325,000 barrels per day expansion of the Motiva Port Arthur refinery in the USA, and the Shell Eastern Petrochemicals Complex in Singapore. We divested some assets in France and Africa. And there was expansion of our retail presence in Switzerland, Ukraine and Scandinavia.

In biofuels, we increased our stake to 50% in Iogen, the Canadian company that operates an advanced process using enzymes to make ethanol from straw. We also formed six new research partnerships with leading universities that complement our own research into the development of biofuels.

Despite the economic crisis, the focus on reducing CO2 remains important. We are involved in a number of demonstration projects helping to advance technology to capture CO2 and store it safely underground, and we are keen to be involved in more. We also continue to work with governments to establish the incentives and policies needed to make this technology viable.

As the business environment grows tougher, we cut costs and we continue to step up energy efficiency in our own operations. Technology, operational excellence and first-class project management will remain vital.

Our performance in 2008 again shows our ability to deliver results to our partners and shareholders, and leaves us in a strong position to face the challenges of the coming year. Our portfolio management continues to deliver strong results with significant proceeds from divestments made during 2008.

In mid-2009, after some five years as Chief Executive, I shall hand over to Peter Voser, currently our Chief Financial Officer. I wish Peter every success. I would also like to thank our people for the tremendous effort, dedication and passion they have shown. I am proud of them, and I look forward to seeing more delivery and growth in the future.

Jeroen van der Veer
Chief Executive

Shell Annual Report and Form 20-F 2008  9

10  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

BUSINESS AND MARKET OVERVIEW

From 1907 until 2005, Royal Dutch Petroleum Company (Royal Dutch) and The “Shell” Transport and Trading Company, p.l.c. (Shell Transport) were the two public parent companies of a group of companies known collectively as the “Royal Dutch/Shell Group” (Group). Operating activities were conducted through the subsidiaries of Royal Dutch and Shell Transport. In 2005, Royal Dutch Shell plc (Royal Dutch Shell) became the single parent company of Royal Dutch and Shell Transport, the two former public parent companies of the Group (the Unification).

Today, Shell is one of the world’s largest independent oil and gas companies in terms of market capitalisation, operating cash flow and oil and gas production. Our oil- and gas-producing heartlands are the core countries that have the available infrastructure, expertise and remaining growth potential for Shell to sustain strong operational performance and support continued investment. They are in countries such as Australia, Brunei, Canada, Denmark, Malaysia, the Netherlands, Nigeria, Norway, Oman, the UK and the USA. We are exploring for oil and gas in prolific basins such as the Gulf of Mexico while new supplies will be brought on-stream from major projects in frontier environments, such as Sakhalin in Russia and the ultra deep-water development BC-10 in Brazil. We are investing in growing our leading liquefied natural gas (LNG) portfolio, and in the large-scale commercialisation of GTL technology (Qatar).

We have a diversified and balanced portfolio of refineries and chemicals plants and are a major distributor of biofuels.

ACTIVITIES, INTERESTS AND PROPERTY
Our activities are conducted in more than 100 countries and territories. Oil and gas, by far the largest of our business activities (including the oil and gas related revenues from the Exploration & Production, Gas & Power, Oil Sands and Oil Products segments), accounted for just over 90% of revenue in 2008. We market oil products in more countries than any other oil company and have a strong position not only in the major industrialised countries but also in the developing ones. The distinctive Shell pecten (a trademark in use since the early part of the twentieth century) and trademarks in which the word Shell appears support this marketing effort throughout the world. Shell also ranks among the world’s major chemical companies (by sales); in 2008, the Chemicals segment accounted for around 9% of the revenue of Shell.
A summary of revenue of Shell by business segment and by geographical region for the years 2006, 2007 and 2008 is set out below:

REVENUE BY BUSINESS SEGMENT (including inter-segment sales)			$ million
	2008	2007	2006
Exploration & Production
Third parties	20,841	14,963	16,750
Inter-segment	45,331	38,345	35,796

	66,172	53,308	52,546

Gas & Power
Third parties	24,576	15,982	16,035
Inter-segment	1,214	1,056	1,303

	25,790	17,038	17,338

Oil Sands
Third parties	558	1,069	1,159
Inter-segment	3,210	1,785	1,340

	3,768	2,854	2,499

Oil Products
Third parties[A]	368,853	282,665	248,581
Inter-segment	3,750	3,407	2,728

	372,603	286,072	251,309

Chemicals
Third parties[B]	43,494	41,046	36,306
Inter-segment	5,591	4,865	4,444

	49,085	45,911	40,750

Corporate
Third parties	39	57	14
Inter-segment	–	–	–

	39	57	14

[A]	The figures in this table, which include crude oil sales and non-fuel revenue, are different from the table shown on page 47, which excludes these sales and revenues.
[B]	The figures in this table, which includes chemical feedstock trading, are different from the table shown on page 50, which excludes chemical feedstock trading.

REVENUE BY GEOGRAPHICAL AREA (excluding inter-segment sales)						$ million
	2008	%	2007	%	2006	%
Europe	196,968	43.0	148,465	41.8	136,307	42.8
Africa, Asia, Australia/Oceania	120,889	26.4	90,141	25.3	76,898	24.1
USA	100,818	22.0	87,548	24.6	80,974	25.4
Other Americas	39,686	8.6	29,628	8.3	24,666	7.7

Total	458,361	100.0	355,782	100.0	318,845	100.0

STRATEGY
Our strategy of More Upstream, Profitable Downstream remains on track. We selectively strengthen our existing assets and pursue growth via attractive long-term investments, all supported by strong capital discipline. Our strategy seeks to reinforce our position as an industry leader in order to provide investors with a competitive and sustained total shareholder return; and to help meet energy demand in a responsible way – the energy challenge.

Three hard truths shape the way we tackle the energy challenge. First, while the current weaker global economy will lessen demand growth in the short to medium term, the demand for energy will continue to rise in the longer term. It is expected that three billion people will be added to

Shell Annual Report and Form 20-F 2008  11

BUSINESS REVIEW

BUSINESS AND MARKET OVERVIEW

the world population by 2050, while rapidly-developing economies such as China and India are entering into a more energy-intensive phase. Second, energy supplies from conventional sources of oil and gas will struggle to keep up with demand. Alternative sources of energy will increasingly be needed. Third, environmental stresses are increasing as emissions of greenhouse gases, such as CO2, continue to rise in step with the increased use of fossil fuels.

Intense competition will remain both for access to resources by our upstream businesses as well as for access to new markets by our downstream businesses. We believe our technology, project delivery and operational excellence capabilities will remain key differentiators for our upstream and downstream businesses.

In our upstream businesses, in line with our strategy, we focus on developing major new projects where our technology and know-how adds value to the resource holders. In our downstream businesses, our emphasis remains on sustained cash generation from our existing assets and a continued shift in our portfolio to the faster-growing emerging markets in Asia.

In 2009, however, the global economic environment is likely to affect the ability to execute certain plans in the short to medium term. Specifically, we expect the financial market turbulence to impact energy investment. We will continue to focus on capital and cost discipline. Nonetheless, these near-term events will not affect our overall strategic direction. We expect around 80% of our capital investment in 2009 will be in upstream and oil sands projects. In downstream, we will maintain our capital programme and enhance our competitive position by improving the efficiency and safety of our refineries.

Meeting the growing demand for energy worldwide in ways that minimise environmental and social impact is a major challenge for the global energy industry. Shell is committed to improving energy efficiency in our own operations, supporting customers in managing their energy demands and continuing to research and develop technologies that increase efficiency and reduce emissions in oil and gas production. We are working to create a leading biofuels business and aim to build our capability in the capture and storage of CO2.

Our commitment to technology and innovation continues to be at the core of our strategy. As energy projects become more complex and more technically demanding, we believe our technical expertise will be a deciding factor in the growth of our business. Shell’s key strengths include the development and application of technology, the financial and project management skills that allow us to deliver large oil and gas projects, and the management of integrated value chains. We leverage our diverse and global business portfolio and customer-focused businesses built around the strength of the Shell brand.

MARKET OVERVIEW
The demand for oil and gas is strongly linked to the strength of the global economy and as such projected economic growth is considered an indicator for future demand for our products and services.

The financial crisis that began in August 2007 in the US sub-prime mortgage market – and spread to other credit market segments – intensified dramatically since September 2008, following the bankruptcy of a major US investment bank. This escalation of the financial crisis occurred when the global economy was already slowing significantly and tipped most developed economies into recession. At 3.4% in 2008, global gross domestic product (GDP) growth was down significantly from the 5.2% registered in 2007, and 5.1% in 2006. China, India, Russia and
other emerging markets accounted for more than half of global growth in 2008. In contrast, growth in developed economies weakened significantly in 2008, particularly in the second half of the year.

In the USA, GDP growth in 2008 was 1.1% for the year as a whole but turned negative in the second half of the year, with sharp falls in consumer and business confidence and tightening credit conditions. For 2009, cuts in consumer spending and business investment and the downturn in housing and tight credit conditions are likely to continue to weigh on the US economy.

European GDP growth slowed sharply in 2008 to 0.8% from 2.6% in 2007. Appreciation of the euro, based on an average for the year, reduced the contribution of net exports to growth and severe stresses in international financial markets increasingly weighed on business and consumer sentiment as the year progressed. These factors point to a possible further slowing of growth in 2009.

GDP in Japan contracted in 2008 by (0.7)% compared to a growth rate of 2.4% in 2007. This reflects a decline in export growth with the slowdowns in the USA and Europe as well as weakening domestic demand.

China and India saw growth moderate in 2008 to below recent trend rates, but both countries remained somewhat resilient to the economic and financial stresses in the USA and Europe. In China, domestic consumption made an increasing contribution to growth as exports slowed. Meanwhile in India, domestic demand and the services sector supported continued expansion. However, for 2009, growth in these two countries is expected to continue to moderate further below recent trend rates.

In 2009, global growth is likely to fall well below its longer-term trend rate, with the risk profile indicating a continued downward trend. The main risk remains the potential for a wider and deeper slowdown in US, European and Japanese domestic demand. The main factors that are likely to contain the depth of the recession in developed economies are significant monetary stabilisation and fiscal stimulus programmes and lower oil and other commodity prices. It is not expected that the emerging economies will fully offset these trends.

Oil and natural gas prices
Brent crude oil prices averaged $97.14 per barrel in 2008 compared with $72.45 in 2007, while West Texas Intermediate (WTI) averaged $99.72 per barrel compared with $72.16 a year earlier. Oil prices saw great volatility in 2008 with Brent starting the year at $97 per barrel, reaching just under $145 per barrel in July and then falling to a low of just under $34 per barrel in December.

Henry Hub gas prices in the USA averaged $8.87 per million British thermal units (Btu) in 2008 compared with $6.94 in 2007. Gas prices also saw a wide range in 2008 from a high of $13.58 per Btu in July, when storage was in a deficit and summer cooling demand was at its peak, down to a low of $5.29 per Btu in December, when the economic slowdown hit industrial and power demand, while supply was still showing significant growth.

In the UK, prices at the National Balancing Point averaged 57.97 pence/therm in 2008 compared with 30.02 pence/therm in 2007.

The drivers of natural gas prices are more regional than the relatively global nature of crude oil pricing. While the Henry Hub price is a recognised price benchmark in North America, Shell also produces and sells natural gas in other areas that have significantly different supply,

12  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

BUSINESS AND MARKET OVERVIEW

demand and regulatory circumstances and therefore pricing structures. Natural gas prices in continental Europe and Asia-Pacific are predominantly indexed to oil prices. In both regions, annual average prices have risen reflecting higher oil prices and strong demand during the first three quarters of the year.

Oil and natural gas prices for investment evaluation
The range of possible future crude oil and natural gas prices used in project and portfolio evaluations within Shell are determined after assessment of short-, medium- and long-term price drivers under different sets of assumptions. Historical analysis, trends and statistical volatility are part of this assessment, as well as analysis of possible future global and regional economic conditions, geopolitics, OPEC actions, cost of future supply and the balance of supply and demand. Sensitivity analyses are used to test the impact of low-price drivers like economic weakness, and high-price drivers like strong economic growth and low investment levels in new production. Short-term events, such as relatively warm winters or cool summers, weather and (geo)political related supply disruptions and the resulting effects on demand and inventory levels, contribute to price volatility.

During 2008, Shell used a grid based on low, medium and high oil and gas prices to test the economic performance of long-term projects. As part of our normal business practice, the range of prices used for this purpose continues to be under review and may change.
Refining and petrochemical market trends
Refining margins were robust in Europe and the Asia-Pacific region in 2008, but trended lower in the USA compared with 2007 when the industry experienced extensive refinery disruptions and prolonged shutdowns. Margins in the USA also came under downward pressure as gasoline demand contracted with the deepening of the economic crisis in the latter half of 2008. The outlook for margins in 2009 is weak with the expectation that advanced economies will be in recession or a period of reduced growth with some knock-on impact on developing economies, at a time when significant new refining capacities are expected to come online globally. However, the eventual margin levels are uncertain and will be strongly influenced by the depth and duration of the recession and the start up timing of expected refinery expansions.

During the second half of 2008, the effects of the financial crisis on the economy impacted the chemical industry as industrial demand declined and falling crude and gas prices led to substantial reduction of stock levels. The demand for petrochemicals in 2009 is expected to be depressed. Globally, new additions to industry capacity coupled with the prospect of suppressed economic growth are expected to put continued downward pressure on margins.

Shell Annual Report and Form 20-F 2008  13

BUSINESS REVIEW

RISK FACTORS

Shell’s operations and earnings are subject to risks from changing conditions in competitive, economic, political, legal, regulatory, social, industry, business and financial fields. Investors should carefully consider these risks. If these risks are not adequately managed, they could have a material adverse effect separately or in combination on Shell’s operational performance, earnings or our financial condition.

Shell’s operating results and financial condition are exposed to fluctuating prices for oil, natural gas, oil products and chemicals.
Prices of oil, natural gas, oil products and chemicals are affected by supply and demand. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, or conflicts, economic conditions and actions by major oil-exporting countries. Price fluctuations can have a material effect on our earnings and our financial condition. For example, in a low oil and gas price environment Shell would generate less revenue from its upstream production, and as a result certain long-term projects might become less profitable or even incur losses. Additionally, low oil and gas prices could result in the debooking of oil or natural gas reserves, as they become uneconomic in this type of environment. Prolonged periods of low oil and gas prices, or rising costs, could also result in projects being delayed or cancelled, as well as in the impairment of certain assets. For example, Shell has recently delayed the investment decisions for further expansions of our oil sands activities in Canada as a result of rising costs. In a high oil and gas price environment, we can experience sharp increases in cost and, under some production-sharing contracts, our entitlement to reserves would be reduced. Higher prices can also reduce demand for our products. Lower demand for our products might result in lower profitability, particularly in our downstream businesses.

Shell’s future hydrocarbon production depends on the delivery of capital projects, some of them large and complex, as well as the ability to replace oil and gas and oil sands reserves.
In developing capital projects, especially large ones, we face numerous challenges. These include uncertain geology, frontier conditions, the existence and availability of necessary technology and engineering resources, availability of skilled labour, project delays and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions. Such potential obstacles may impair our delivery of these projects and, in turn, adversely affect our operational performance and financial position (including the financial impact from failure to fulfil contractual commitments related to project delivery). Future oil and gas and oil sands production will depend on our access to new reserves through exploration, negotiations with governments and other owners of known reserves, and acquisitions. Failure to replace proved reserves could result in lower future production.

See below Shell’s production and proved oil and gas reserves.

OIL AND GAS PRODUCTION [A]		million boe
	2008	2007	2006
Subsidiaries	846	886	947
Equity-accounted investments	314	295	291

Total production	1,160	1,181	1,238

[A]	Natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel.

PROVED OIL AND GAS RESERVES [A][B]
(At December 31)		million boe [C]
	2008	2007	2006
Proved oil and gas reserves from subsidiaries attributable to Royal Dutch Shell shareholders (less minority interest)	7,078	6,669	7,703
Shell share of proved oil and gas reserves from equity-accounted investments	3,825	4,140	3,355

[A]	We manage our total proved reserve base without distinguishing between proved oil and gas reserves associated with our equity-accounted investments and proved oil and gas reserves from subsidiaries.
[B]	Does not include produced gas for own consumption or incidental flaring.
[C]	Natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel.

Shell’s ability to achieve its strategic objectives depends on our reaction to competitive forces.
We face significant competition in each of our businesses: in obtaining access to raw materials, including oil and gas and oil sands reserves and refinery feedstock; in the sale of our products to customers; in the development of innovative products and solutions, including the development of new technologies necessary to our core upstream and downstream businesses and our alternative energy businesses; and in our search for employees with the skills and experience we need. Increasingly, we compete with state-run oil and gas companies, particularly in seeking access to reserves. Today, these state-run oil and gas companies control vastly greater quantities of oil and gas reserves than the major publicly-held oil and gas companies. State-run entities have access to significant resources and may be motivated by political or other non-economic factors in their business decisions.

An erosion of Shell’s business reputation would adversely impact our licence to operate, our brand, our ability to secure new resources and our financial performance.
Shell is one of the world’s leading energy brands, and our brand and reputation are important assets. The Shell General Business Principles and Code of Conduct govern how Shell and our individual companies conduct our affairs. While we seek to ensure compliance with these requirements by all of our over 100,000 employees, it is a significant challenge. Failure – real or perceived – to follow these principles, or other real or perceived failures of governance or regulatory compliance could harm our reputation, which could impact our licence to operate, damage our brand, harm our ability to secure new resources and affect our operational performance and financial condition.

Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher cost.
Emissions of greenhouse gases and associated climate change are real risks to Shell and society in general. In the future, in order to help meet the world’s energy demand, we expect to produce more hydrocarbons from unconventional sources than currently. The production of hydrocarbons from those sources has an energy intensity that is a number of times higher than that for production from conventional sources. Therefore, in the long term, it is expected that the CO2 intensity of our production will increase. If we are unable to find solutions that reduce our CO2 emissions for new and existing projects or products, future government regulation or challenges from society could lead to project delays, additional costs as well as compliance and operational risks.

The nature of Shell’s operations exposes us to a wide range of significant health, safety, security and environment (HSSE) risks.
Given the geographic range, operational diversity and technical complexity of Shell’s daily operations, our potential HSSE risks cover a wide spectrum. These risks include major process safety incidents; failure

14  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

RISK FACTORS

to comply with approved policies; effects of natural disasters and pandemics; social unrest; civil war and terrorism; exposure to general operational hazards; personal health and safety; and crime. The consequences of such risks materialising can be injuries, loss of life, environmental harm, disruption to business activities and, depending on their cause and severity, material damage to Shell’s reputation.

Shell operates in more than 100 countries, with differing degrees of political stability. This exposes us to a wide range of political developments and resulting changes to laws and regulations.
Developments in politics, laws and regulations can and do affect our operations and earnings. Potential developments include forced divestment of assets; expropriation of property; limits on production; import and export restrictions; international conflicts, including war; civil unrest and local security concerns that threaten the safe operation of company facilities; price controls, tax increases, additional windfall taxes and other retroactive tax claims; re-writing of leases; cancellation of contract rights; and environmental regulations. It is difficult to predict the timing or severity of these occurrences or their potential effect upon us. When such risks materialise they can affect the employees, reputation, operational performance and financial position of Shell as well as of the Shell companies located in the country concerned.

Our investment in joint ventures and associated companies may reduce our degree of control as well as our ability to identify and manage risks.
Many of our major projects and operations are conducted in joint ventures or associated companies. In certain cases, we may have limited influence over and control of the behaviour, performance and cost of operations in which a Shell company holds an equity interest. Additionally, our partners or members of a joint venture or associated company (particularly local partners in developing countries) may not be able to meet their financial or other obligations to the projects, threatening the viability of a given project.

Reliable information technology (IT) systems are a critical enabler of our operations.
Organisational changes and process standardisation, which lead to more reliance on a decreasing number of global systems, outsourcing and relocation of information technology services as well as increased regulations increase the risk that our IT systems may fail to deliver products, services and solutions in a compliant, secure and efficient manner.

Shell’s future performance depends on successful development and deployment of new technologies.
Technology and innovation are essential to all of our businesses, including our upstream and oil sands businesses and downstream businesses, as well as our alternative energy businesses. If we do not develop the right technology, do not have access to it or do not deploy it effectively, it may affect the delivery of our strategy, our profitability and our financial condition.

Skilled employees are essential to the successful delivery of Shell’s strategy.
Recruiting and retaining staff in sufficient quality and quantity is a prerequisite for the delivery of our strategy. We periodically face shortages in the availability of qualified staff, particularly for our operations in remote or frontier locations.

Shell is subject to many legal regimes, with different fiscal and regulatory systems, as well as to changes in legislation.
Changes in legislation, taxation (tax rate or policy), regulation and policies on nationalisation and the seizure of property all pose a risk to our operations. In our upstream and oil sands activities these policies affect land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange. Our Oil Products business is subject to price controls in some countries. If we do not comply with these policies, it may result in regulatory investigations, lawsuits, and ultimately fines.

Economic and financial market conditions affect our profitability.
Shell companies are subject to differing economic and financial market conditions throughout the world. Political or economic instability affect such markets. If the current worldwide economic downturn deepens or is prolonged, it could contribute to instability. Shell uses debt instruments such as bonds and commercial paper to raise significant amounts of capital. Should our access to debt markets become more difficult, we might not be able to maintain a level of liquidity required to fund the implementation of our strategy.

The estimation of reserves is not an exact calculation and involves subjective judgements based on available information.
The estimation of oil and gas and minable oil sands reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. The estimate may change because of new information from production or drilling activities or changes in economic factors. It may also alter because of acquisitions and disposals, new discoveries and extensions of existing fields and mines, as well as the application of improved recovery techniques. Published reserves estimates may also be subject to correction due to the application of published rules and guidance.

Shell’s Articles of Association determine the jurisdiction for shareholder disputes. This might limit shareholder remedies.
Our Articles of Association generally require that all disputes between our shareholders in such capacity and Royal Dutch Shell or our subsidiaries (or our Directors or former Directors) or between Royal Dutch Shell and our Directors or former Directors be exclusively resolved by arbitration in The Hague, the Netherlands under the Rules of Arbitration of the International Chamber of Commerce. Our Articles of Association also provide that if this provision is for any reason determined to be invalid or unenforceable, the dispute may only be brought in the courts of England and Wales. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions. Please see “Corporate governance and Control of registrant” for further information.

Violations of antitrust and competition law pose a financial risk for Shell and expose Shell or our employees to criminal sanctions.
Antitrust and competition laws apply to Shell companies in the vast majority of countries in which we do business. Shell companies have been fined for violations of antitrust and competition law. These include a number of fines by the European Commission Directorate-General for Competition (DG COMP). Due to the DG COMP’s fining guidelines, any future conviction of Shell companies for violation of European Union (EU) competition law could result in significantly enhanced fines. Violation of antitrust laws is a criminal offence in many countries, and individuals can be either imprisoned or fined. Furthermore, it is now common for persons or corporations allegedly injured by antitrust violations to sue for damages.

An erosion of the business and operating environment in Nigeria could adversely impact our earnings and financial position.
We face various risks in our Nigerian operations. These risks include security issues surrounding the safety of our people, host communities, and operations, our ability to enforce existing contractual rights, limited infrastructure, difficulty in obtaining a mutually agreeable solution to the

Shell Annual Report and Form 20-F 2008  15

BUSINESS REVIEW

RISK FACTORS

funding structure and potential legislation that could increase our taxes. These risks could have a material impact on our production, reserves and/or earnings associated with our Nigerian operations.

Shell has investments in Iran and Syria, countries against which the US government imposed sanctions. We could be subject to sanctions or other penalties in connection with these activities.
US laws and regulations identify certain countries, including Iran and Syria, as state sponsors of terrorism and currently impose economic sanctions against these countries. Certain activities and transactions in these countries are banned. Breaking these bans can trigger penalties including criminal and civil fines and imprisonment. For Iran, US law sets a limit of $20 million in any 12-month period on certain investments knowingly made in that country, prohibits the transfer of goods or services made with the knowledge that they will contribute materially to that country’s weapons capabilities and authorises sanctions against any company violating these rules (including denial of financings by the US export/import bank, denial of certain export licences, denial of certain government contracts and limits of loans or credits from US financial institutions). However, compliance with this investment limit by European companies is prohibited by Council Regulation No. 2271/96 adopted by the Council of the EU, which means the statutes conflict with each other in some respects. While Shell did not exceed the limit on investments in Iran in 2008, we have exceeded it in the past and may exceed the US-imposed investment limits in Iran in the future. While we seek to comply with legal requirements in our dealings in these countries, it is possible that Shell or persons employed by Shell could be found to be subject to sanctions or other penalties under this legislation in connection with their activities in these countries.

Shell faces property and liability risks and does not insure against all potential losses.
Shell companies are exposed to property and liability risks, for example from natural disasters such as hurricanes, civil war or unrest, and terrorism, that can result in business interruptions and casualty losses, and we do not insure against all potential losses and, therefore, we could be seriously harmed by unexpected events or liabilities. We may be subject to losses that could affect our earnings or financial condition.

Shell’s business model involves trading, treasury and foreign exchange risks.
Trading and treasury risks include among others exposure to movements in commodity prices, interest rates, and foreign exchange rates, counter party default and various operational risks (see also page 101). As a global company doing business in over 100 countries, we are exposed to changes in currency values and exchange controls. While Shell does undertake some currency hedging, we do not do so for all of our activities. The resulting exposure could affect our earnings and cash flow. See Notes 5 and 25 to the Consolidated Financial Statements.

Shell has substantial pension commitments, whose funding is subject to capital market risks.
The risk regarding pensions is the ability to fund defined benefit plans to the extent that the pension assets fail to meet future liabilities. Liabilities associated with and cash funding of pensions can be significant and are dependent on various assumptions. Volatility in capital markets, such as occurred in 2008, and the resulting consequences for investment performance and interest rates, may result in significant changes to the funding level of future liabilities. In case of a shortfall, Shell might be required to make substantial cash contributions, depending on the applicable regulations per country. In 2008, the value of the assets in our pension plans decreased and at year end the present value of pension obligations exceeded plan assets by $8.3 billion. See “Liquidity and capital resources” for further discussion.

Shell companies face the risk of litigation and disputes worldwide.
From time to time cultural and political factors play a significant role in unprecedented and unanticipated judicial outcomes contrary to local and international law. In addition, certain governments, states and regulatory bodies have, in the opinion of Shell, exceeded their constitutional authority by attempting unilaterally to amend or cancel existing agreements or arrangements; by failing to honour existing contractual commitments; and by seeking to adjudicate disputes between private litigants. Adverse outcomes in these areas could have a material effect on our operations and financial condition.

Shell is currently under investigation by the United States Securities and Exchange Commission and the United States Department of Justice for violations of the US Foreign Corrupt Practices Act.
In July 2007, Shell’s US subsidiary, Shell Oil, was contacted by the US Department of Justice regarding Shell’s use of the freight forwarding firm Panalpina, Inc and potential violations of the US Foreign Corrupt Practices Act (FCPA) as a result of such use. Shell has an ongoing internal investigation and is co-operating with the US Department of Justice and the US Securities and Exchange Commission investigations. While these US investigations are ongoing, Shell may face fines and additional costs.

16  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

SUMMARY OF RESULTS

KEY FEATURES

•	Earnings of $26.5 billion.
•	Dividends to shareholders increased by 11% compared with 2007.
•	Cash returned to shareholders of $13.1 billion.
•	Return on average capital employed of 18.3%.
•	Net cash from operating activities increased 27% reaching $43.9 billion.
•	Challenging economic conditions expected to continue in 2009.

EARNINGS	$ million
	2008	2007	2006
Exploration & Production	20,235	14,686	14,544
Gas & Power	5,328	2,781	2,633
Oil Sands	941	582	651
Oil Products	446	10,439	7,125
Chemicals	(405)	2,051	1,064
Corporate	(69)	1,387	294

Total	26,476	31,926	26,311

EARNINGS 2008 COMPARED TO 2007 AND 2006
In a highly volatile business environment, Shell delivered satisfactory operational and financial performance in 2008, resulting in earnings of $26.5 billion. Shell’s financial position allowed us to return $13.1 billion to shareholders, through dividends and share repurchases, while capital investment reached $38.4 billion (see page 6). The 2008 dividend increased 11% to $1.60 per share compared to $1.44 in 2007.

Return on average capital employed (ROACE)[A] for 2008 was 18.3% compared with 23.7% for 2007.

The most significant factors affecting year-to-year comparisons of earnings and cash flow generated by our operating activities are changes in realised prices for crude oil and natural gas; crude oil, natural gas and oil sands (bitumen) production levels; and refining and marketing margins.

Earnings in 2008 were 17% lower than in 2007, when they were 21% higher than in 2006. The decrease in 2008, compared with 2007, reflected the effect of declining oil prices on inventory in the second half of the year, lower production volumes, lower realised refining margins and higher operating costs. These more than offset the positive impact on earnings from higher realised oil and gas prices as well higher LNG and GTL product prices. Oil and gas production in 2008, including oil sands production, was 3,248 barrels of oil equivalent per day (boe/d) compared to 3,315 boe/d in 2007. The change reflected the effects of various factors, positive and negative, including field declines, production from new fields, divested volumes, shutdowns due to hurricanes and price impacts of production-sharing contracts.

In 2008, Exploration & Production earnings were $20,235 million, 38% higher than in 2007 and 39% higher than in 2006. Earnings in 2008 reflected the impact of higher realised oil and gas prices, which were partly offset by lower production volumes, higher exploration expenses and higher taxes and royalties. In 2007 earnings increased 1% on 2006, reflecting the impact of higher realised oil and gas prices, which were partly offset by lower production volumes, higher exploration expenses and higher costs, reflecting industry conditions.

[A]	ROACE is defined as income attributable to shareholders adjusted for interest expense, after tax, as a percentage of the average capital employed for the period. Capital employed consists of total equity, current debt and non-current debt. For more information on ROACE see “Key performance indicators” on page 56.
Gas & Power earnings were up 92% in 2008 reaching $5,328 million, compared with $2,781 million in 2007 and $2,633 million in 2006. The 2008 earnings reflected strong LNG and GTL prices and a net gain of $1,302 million, mainly related to the divestment of the BEB Erdgas und Erdoel GmbH gas transport business in Germany. The increase in 2007 earnings compared with 2006 reflected increased LNG sales volumes, strong LNG and GTL prices, and a net gain of $275 million mainly related to the sale of common units in Enterprise Products Partners LP. This was partly offset by lower earnings from marketing and trading activities. LNG sales volumes of 13.05 million tonnes (mt) in 2008 were 1% lower compared with 13.18 mt in 2007. LNG sales volumes in 2007 showed an increase of 9% compared to 12.12 mt in 2006, due to growth in Nigeria.

Oil Sands earnings were $941 million in 2008 compared with $582 million in 2007 and $651 million in 2006. In 2008 earnings benefited from higher average oil prices partly offset by higher operating costs and lower bitumen production compared with 2007. The 2007 earnings decreased compared with 2006 due to an unplanned shutdown in September and a fire in November at the Scotford Upgrader, higher operating and maintenance costs and increased royalty expenses, which were partly offset by the impact of higher oil prices and a favourable tax adjustment of $94 million.

Oil Products earnings in 2008 were $446 million compared with $10,439 million in 2007 and $7,125 million in 2006. After taking into account the impact of falling crude prices on our inventory, the 2008 earnings reflected higher operating costs and lower realised margins in the USA compared to 2007. In 2007, after taking into account the impact of increasing crude prices on our inventory, earnings were impacted by lower realised refining margins in the second half of 2007, a lower trading contribution and higher operating costs compared to 2006.

Chemicals losses were $405 million in 2008 compared with earnings of $2,051 million in 2007 and $1,064 million in 2006. The change in 2008 compared with 2007 results from significantly lower margins, lower income from equity-accounted investments and higher operating expenses. The higher earnings in 2007 compared with 2006 reflected higher margins, higher earnings from equity-accounted investments and lower fixed costs, which were partly offset by a reduced trading contribution.

BALANCE SHEET AND CAPITAL INVESTMENT
Shell’s strategy to invest in the development of major growth projects, primarily in the upstream businesses of Exploration & Production and Gas & Power, explains the most significant changes to the balance sheet in 2008. Property, plant and equipment increased by $10.5 billion in 2008 as capital investment increased by 42% compared with 2007 reaching $38.4 billion. This was partly offset by depreciation, depletion and amortisation of $13.7 billion. Of the total capital investment, $32.2 billion related to upstream and oil sands projects and acquisitions that will primarily deliver organic growth over the long term. These projects include several multi-billion dollar, integrated facilities that should provide significant cash flow for the coming decades. The capital investment programme in 2008 was primarily funded internally, either from cash from operations of $43.9 billion or with proceeds from divestments of $6.3 billion. Overall total equity increased $2.9 billion in 2008 resulting in a year-end balance of $128.9 billion. The balance sheet gearing ratio was 5.9% at the end of 2008, compared with 6.3% at the end of 2007. The adjusted gearing ratio increased from 16.6% at the end of 2007 to 23.1% at the end of 2008 reflecting the change to an under-

Shell Annual Report and Form 20-F 2008  17

BUSINESS REVIEW

SUMMARY OF RESULTS

funded position of retirement benefit obligations. See Note 18[D] to the Consolidated Financial Statements for further discussion on gearing.

OUTLOOK
We want to maintain and enhance our competitive position and provide investors with a competitive and sustained total shareholder return. We plan net capital investment of $31-32 billion in 2009 (net capital investment represents capital investment, less divestment proceeds). This amount relates largely to investments in projects where the final investment decision already has been taken or is expected to be taken in 2009. The majority of our capital investment will be in upstream, including LNG and GTL, and oil sands projects. The remainder will be invested in downstream on improving or expanding our oil products and chemicals business.

The credit crisis and volatile commodity prices that emerged in the second half of 2008 affected many aspects of the business environment. Many of these effects will probably continue or increase with potential impact on our partners, customers and suppliers. We will continue to manage our exposures as well as costs carefully while maintaining our long-term strategy. See “Liquidity and Capital Resources” for further discussion.

In the longer term, reserve replacement of oil and gas and minable oil sands reserves will affect the ability of Shell to continue to maintain or increase production levels in Exploration & Production and Oil Sands, which in turn will affect our earnings and net cash from operating activities. We will need to take measures to maintain or increase production levels and cash flows in future periods, which may include developing new fields and mines, continuing to develop and apply new technologies and recovery processes to existing fields and mines and making selective focused acquisitions. However, our investment decision-making will focus on generating value rather than specific reserves or volume targets.

It is our intention to continue to divest and, where appropriate, make selective acquisitions as part of active portfolio management. The level of this activity will depend on market opportunities.

Oil and gas production in 2009 is expected to be broadly similar to, or slightly down on, 2008 levels. Shell expects oil and gas production and LNG, refining and chemicals capacity to increase in the medium term. Actual growth each year will depend on project start-ups, portfolio management actions and project contracting conditions, among other factors.

PERFORMANCE AND CAPITAL
Please refer to pages 56-61 for discussion of key performance indicators and liquidity and capital resources.

PRODUCTION AND RESERVES
Total oil and gas production was 1,160 million boe for 2008. Production from subsidiaries was 846 million boe and 314 million boe from equity-accounted investments. After taking into account production we had a net increase of 404 million boe in proved oil and gas reserves from subsidiaries while the Shell share of proved oil and gas reserves from equity-accounted investments decreased by 315 million boe.

These totals reflect the net positive volume impact of year-end price changes of approximately 19 million boe for 2008; in 2007 the impact was a reduction of 183 million boe and a reduction of 59 million boe for 2006. See “Exploration & Production – Proved reserves” for further discussion.

18  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

EXPLORATION & PRODUCTION

KEY FEATURES

•	Segment earnings of $20.2 billion.
•	Production of 3.2 million boe/d (excluding oil sands).
•	Added 1.2 billion boe of proved reserves. Made 11 notable discoveries and secured additional exploration rights in Australia, Canada, Colombia, Libya, Sweden and the USA.
•	New flagship upstream projects such as Perdido in the Gulf of Mexico, BC-10 in Brazil, Gumusut-Kakap in Malaysia, Qatar Pearl GTL and Qatargas 4 progressed well. Delivered first production from a number of new projects, which in the fourth quarter contributed some 80 thousand boe/d of new volume.
•	Portfolio: acquisition of Duvernay Oil Corp. (Duvernay) in Canada and acreage in North America. Completed divestments in Australia, Canada, the Netherlands, Nigeria, the UK and the USA.
•	Global economic downturn presents significant cost management and investment challenges to the industry in 2009; plans are being adjusted accordingly.

EARNINGS		$ million
	2008	2007	2006
Revenue (including inter-segment sales)	66,172	53,308	52,546
Purchases (including change in inventories)	(3,742)	(3,935)	(2,710)
Exploration	(2,049)	(1,712)	(1,562)
Depreciation	(8,929)	(9,338)	(8,672)
Operating expenses	(11,132)	(11,458)	(11,000)
Share of profit of equity-accounted investments	4,970	3,583	3,075
Other income/(expense)	(514)	(390)	(316)
Taxation	(24,541)	(15,372)	(16,817)

Segment earnings	20,235	14,686	14,544

COUNTRIES IN WHICH EXPLORATION & PRODUCTION HAS ACTIVITIES
Europe	Africa	Middle East, Russia, CIS[A]	Asia-Pacific
Denmark	Algeria	Abu Dhabi	Australia
Germany	Cameroon	Egypt	Brunei
Ireland	Gabon	Iran	China
Italy	Libya	Kazakhstan	Malaysia
The Netherlands	Nigeria	Oman	New Zealand
Norway	Tunisia	Pakistan	Philippines
Sweden		Qatar
UK		Russia	USA
Ukraine		Saudi Arabia
		Syria	Other Americas
Argentina
Brazil
Canada
Colombia
Venezuela

[A]	Commonwealth of Independent States.

OVERVIEW
Exploration & Production explores for and extracts oil and gas. Together with Gas & Power and Oil Sands it builds and operates the infrastructure necessary to deliver these hydrocarbons to market.

Our business is active in 37 countries and we employed an average of 18,000 staff in 2008. We carry out many of our activities in a diverse range of joint ventures and have on average over 245,000 people including employees, joint venture staff and contractors engaged daily in our operations. We are investing strongly for future growth, with $24.7 billion of capital investment in 2008.
Production is a key indicator of our short to medium-term operational performance, in terms of reliability of existing assets and on-time delivery of new wells and projects. Longer term, a key strategic goal is the increase in surplus cash generation through accessing and unlocking new reserves and growing production while sustaining strong cash performance on a per barrel basis.

Our investment decision-making focuses on generating value rather than specific reserves or volume targets.

EARNINGS 2008 COMPARED TO 2007 AND 2006
Segment earnings in 2008 were $20,235 million, 38% higher than in 2007 and 39% higher than in 2006. The increase in 2008 from 2007 was mainly driven by the impact of higher realised oil and gas prices on revenues. Earnings were partly offset by lower oil production volumes, particularly in the USA as a result of hurricanes, as well as by higher taxes, royalties and exploration costs mainly from seismic activities.

Segment earnings in 2007 were $14,686 million, 1% higher than in 2006 due to the impact of higher realised oil and gas prices on revenues and gains from divestments. This was partly offset by lower production volumes, higher exploration expenses (mainly from increased well write-offs and other exploration costs partly offset by lower seismic cost), higher costs and an exceptional charge related to our Nigerian operations.

Earnings in 2008 included net gains of $1,910 million compared with net gains of $1,102 million in 2007 and $521 million in 2006. The net gains in 2008 mainly relate to the divestment of assets in Australia, Canada, the Netherlands, Nigeria, the UK and the USA, which were partly offset by the mark-to-market valuation of certain UK gas contracts and an exceptional tax charge due to new legislation in Italy. The net gains in 2007 mainly related to asset divestments and various taxation credits, which were partly offset by the mark-to-market valuation of certain UK gas contracts and a $716 million charge mainly relating to the onshore assets in Nigeria, including impairments and provisions arising from the funding and security situation. The net gains in 2006 mainly related to the mark-to-market valuation of certain UK gas contracts and divestment gains.

CAPITAL INVESTMENT AND PORTFOLIO ACTIONS
Capital investment, including acquisitions, in 2008 increased 59% on 2007, to $24.7 billion. Acquisitions, including new acreage, amounted to $8.6 billion in 2008 (2007: $807 million), of which $7.4 billion (2007: $807 million) was recorded as part of exploration expenditure. Excluding acquisitions, capital investment increased 9% to $16.2 billion in 2008. Capital investment included exploration expenditure of $11.0 billion (2007: $4.0 billion), of which $805 million (2007: $594 million) relates to mainly drilling costs associated with maturing fields for which Shell has taken a final investment decision but for which no proved reserves have yet been recorded.

Shell took the final investment decision to proceed with a number of projects in 2008.

Onshore USA, Shell decided to proceed with the 2009 to 2013 Pinedale drilling programme (Shell interest ranges from 24% to 100%).

Through its involvement in the North West Shelf (NWS) Venture, Shell took the final investment decision in March 2008 to proceed with the North Rankin B project (Shell interest 22%) off the north-west coast of

Shell Annual Report and Form 20-F 2008  19

BUSINESS REVIEW

EXPLORATION & PRODUCTION

Australia. The project will install the North Rankin B platform and is expected to extend the lives of the North Rankin and Perseus fields.

In Malaysia, Shell decided to proceed with the St. Joseph redevelopment (Shell interest 50%) and Cili Padi (Shell interest 37.5%) projects. In Brunei, Shell took final investment decision to proceed with the Seria North Flank (Shell interest 50%) project and through the use of breakthrough fishhook wells technology, delivered first production in 2008.

In Australia, Shell signed an agreement to acquire a 30% stake in Arrow Energy Ltd’s coalbed methane acreage in Queensland, and a 10% stake in Arrow International Pte Ltd. The transactions relating to part of their domestic assets were completed, with completion of the international assets and remainder of the domestic assets achieved in early 2009.

In Canada, Shell completed the acquisition of Duvernay, a tight gas acreage holder in the Western Canadian Sedimentary Basin including positions in the emerging Montney tight gas formation in the Groundbirch area.

The Exploration & Production business continued to make significant progress on its portfolio rationalisation programme in 2008. We sold some 32 million boe of proved reserves and generated total divestment proceeds of $2.6 billion, including proceeds from divestments undertaken through equity-accounted investments.

In Australia, Shell completed the divestment of our 16.7% interest in the Cossack-Wanaea-Lambert-Hermes and the Egret oil ventures and certain oil exploration opportunities in the NWS to Woodside Petroleum Ltd (Woodside) (Shell interest 34.27%).

In Canada, Shell divested our one-third interest in Rainbow Pipe Line Company Ltd to Plains All American Pipeline, L.P.

In October 2008, Shell and the other members of the North Caspian production-sharing agreement (NCPSA) divested their participating interests proportionally (Shell’s interest decreased from 18.52% to 16.81%) to Kazakhstan’s national oil company, KazMunaiGas (KMG), thus allowing KMG’s stake to increase to match that of each of the four major shareholders. Given the size and complexity of the Kashagan project and other NCPSA developments, the participants agreed to combine their resources and to carry out the project under a new joint operating company named North Caspian Operating Company (NCOC) BV, which is now the operator. Under the terms of the new operating model, Shell will be responsible for the front-end engineering and design work for Kashagan Phase 2 along with the subsequent offshore development, and will be working with KMG to jointly manage production operations on behalf of NCOC.

Shell completed the sale to Agip of our 49.81% interest in deep-water blocks OML 125 and OML 134, offshore Nigeria. Block OML 125 (Abo field) is a producing asset with an average production of approximately 7,000 boe/d. OML 134 is an exploration asset.

In the UK, Shell completed the sale to TAQA Bratani Limited of its interests in South Cormorant, Cormorant North, Tern, Eider, Kestrel and Pelican, non-operated interests in Hudson, and interests in the Brent System and the Sullom Voe Terminal. Shell also completed the divestment of our interest in the Dunlin Cluster in the North Sea covering the Dunlin, Dunlin South West, Osprey and Merlin fields to Fairfield Energy and Mitsubishi Corporation.
In the Netherlands, Shell, through its joint venture Nederlandse Aardolie Maatschappij BV (NAM) (Shell interest 50%) completed the sale of selected interests in assets situated along and including the Noordelijke Offshore Gas Transport (NOGAT) pipeline in the southern North Sea area to Gaz de France SUEZ.

In the USA, Shell completed the sale of its 12.5% interest in the Big Foot prospect and its 50% interest in the Boomvang field in the Gulf of Mexico.

Capital investment was $15.6 billion in 2007 and $15.7 billion in 2006 (excluding the contribution of the minority participants in Sakhalin II of $0.3 billion and $1.4 billion respectively). In 2007, the contribution of the minority participants in Sakhalin II was up to the date of the partial divestment of our interest in Sakhalin II in April.

PRODUCTION
In 2008, hydrocarbon production (excluding production from oil sands) was 3,170 thousand boe/d. This was 2% lower than in 2007 and 7% lower than in 2006. Lower production in 2008 when compared with 2007 is attributable to field declines, divested volumes, the effects of the hurricanes in the US Gulf of Mexico, the planned maintenance turnarounds in the UK related to the shutdown of the St. Fergus gas processing facilities and price impacts of production-sharing contracts (PSCs), which were partly offset by new fields production, increased ramp-up volumes and higher demand in north-west Europe. The underlying production trend was flat when compared with 2007 (excluding price impacts of PSCs, hurricanes, divestments and OPEC restrictions).

Field declines affecting oil production were seen in Australia, Brunei, Denmark, Nigeria, Norway, the UK and the USA during 2008. Natural gas production was impacted by declining fields in Brunei, Germany, Malaysia, the UK and the USA, partly offset by higher seasonal demand in north-west Europe.

The effect of declining fields was almost completely offset by production from new fields.

In Australia, Shell through our participation in the NWS Venture, brought on-stream the Angel (Shell interest 22.4%) gas field. The field is now fully operational and produces gas for processing at the NWS Venture’s Karratha LNG plant in Western Australia.

In Malaysia, Shell achieved first production from the E11 Hub Stage 2 project (Shell interest 50%), an integrated gas project offshore Sarawak. Shell also delivered first production from the G7 (Shell interest 50%), M3S (Shell interest 70%) and Saderi (Shell interest 37.5%) fields in Malaysia.

In Nigeria, Shell delivered first gas to the Afam VI power plant and the Okoloma gas plant, collectively known as the Afam Gas and Power Project (Shell interest 30%), which will supply power to the grid and gas to the domestic market in Nigeria.

In Russia, Shell delivered first production from the Piltun-Astokhskoye B platform and began year-round oil exports from the Sakhalin II project. In January 2009, first gas was achieved from the Lunskoye-A platform.

In the UK North Sea, Shell delivered first production from four fields starting with Starling (Shell interest 28%) followed by the Shamrock (Shell interest 100%) and Caravel (Shell interest 71%) monotowers, and Curlew C (Shell interest 100%).

20  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

EXPLORATION & PRODUCTION

In the USA, Shell started water injection at the Ursa-Princess oil field in the Gulf of Mexico. This project is expected to continue for the next 30 years, extending the life of the field by some 10 years.

Production volumes were also supported by continued growth at Stybarrow (Shell interest 17.1%) in Australia, Champion West Phase 3B/C (Shell interest 50%) in Brunei, Duvernay (Shell interest 100%) in Canada, Changbei (Shell interest 50%) in China, Ormen Lange (Shell interest 17%) in Norway, West Salym (Shell interest 50%) in Russia and Deimos (Shell interest 71.5%) in the USA.

EXPLORATION
During 2008, we participated in 224 successful wells drilled outside the proved area, including 45 successful exploration and appraisal wells. These include exploration discoveries in Algeria, Australia, Brunei, Cameroon, Canada, Denmark, Egypt, Kazakhstan, Malaysia, the Netherlands, Nigeria, Oman, Russia and the USA. Discoveries will be evaluated in order to establish the extent of the volumes they contain. Of these, 11 are considered notable discoveries.

In 2008, we added new acreage to our portfolio mainly from exploration licences in Australia, Canada, Libya, Sweden and the USA (Alaska, Gulf of Mexico and onshore Louisiana). Shell acquired three licence permits in the South Exmouth basin, offshore north-west Australia. In North America, Shell was awarded 275 of the 302 blocks it bid for Lease Sale 193 in the Chukchi Sea, offshore Alaska, and added acreage through Lease Sales 206, 207 and 224 in the Gulf of Mexico. Shell also acquired additional tight gas leases in the Haynesville area in northern Louisiana, USA and in the Montney area in British Columbia, Canada. In Colombia, Shell with Ecopetrol was the high bidder for technical evaluation agreements on two blocks in the Llanos Basin.

In total, Shell secured rights to some 40,000 km2 of new exploration acreage. Overall, our acreage in 2008 increased slightly when compared with 2007 mainly due to the acreage additions in locations noted above, largely offset by a combination of divestments, relinquishments and licence expiry of acreage in various countries.

PRICES
Oil prices increased in 2008 with Brent and WTI crude prices 34% and 38% higher than in 2007, respectively.

Shell’s overall realised oil and natural gas liquids (NGL) prices averaged $92.75 a barrel in 2008, compared with $67.99 in 2007 and $60.64 in 2006. In the USA, realised oil and NGL prices averaged $95.01 a barrel, compared with $66.49 in 2007 and $58.53 in 2006. Outside the USA, realised oil and NGL prices averaged $92.39 a barrel compared with $68.24 in 2007 and $60.99 in 2006. Realised prices differ from published crude oil prices because the quality, and therefore price, of actual crude oil produced differs from the blends used for market pricing purposes or quoted blends. In general, Shell produces crude oil of a somewhat lower quality than the quoted blends.

Our overall realised gas prices (excluding equity-accounted investments) in Exploration & Production averaged $6.85 per thousand standard cubic feet (scf) in 2008 compared with $5.14 in 2007 and $5.08 in 2006. In the USA, realised gas prices averaged $9.61 per thousand scf, compared with $7.23 in 2007 and $7.74 in 2006. Outside the USA, realised gas prices averaged $6.25 per thousand scf compared with $4.61 in 2007 and $4.41 in 2006.
OUTLOOK AND STRATEGY
In the first half of 2008, the business environment for the exploration and production industry continued to be characterised by increasing oil prices and activity levels. However, the second half of the year saw a rapid deepening of the international credit crisis and the resulting recessionary impact on the global economy and, associated with this, a steep decline of oil prices. Brent average price in 2008 was $97.14 per barrel, up 34% from $72.45 per barrel in 2007, but with significant volatility, reaching just under $145 per barrel in July and then falling to a low of just under $34 per barrel in December. Through the year we saw a further and significant tightening in the supply of oilfield goods and services, cost escalation and strong competition for new opportunities, albeit with first indication of softening in some sectors towards year-end and into 2009.

Looking ahead, we believe that the effects of the economic downturn in the coming years are difficult to predict. The uncertainties around the depth as well as the length of the recession will present the industry with challenges in terms of investment choices and cost management measures. In the short term we have reviewed our activity levels and elected to defer some of our projects, notably in unconventional oil. However, longer term we believe that the world’s energy demand will again experience strong growth due to an increasing population and economic development, and that in the years to come supplies of easy-to-access oil and gas will again be increasingly challenged to keep up with demand.

The Exploration & Production strategy pursued consistently for the last five years therefore remains unchanged with delivery still on track. While in the short term measures are put in place to address the effects of the recession and lower oil price environment, we recognise that access to new resources continues to become more difficult as a result of host government requirements and strong competition for the more conventional resources. Our strategy has four portfolio themes:

•	Sustaining our heartlands, i.e. our core countries that have the available infrastructure, expertise and remaining growth potential for Shell to sustain strong operational performance and support continued investment;
•	Focusing on new oil and gas projects where technology, our ability to integrate along the value chains and scale are differentiators;
•	Building integrated gas opportunities; and
•	Continuing to unlock unconventional oil and gas resources.

For all of these themes, we seek portfolio opportunities that offer more potential through either increased oil price exposure, and/or through securing additional scope for recovery from appraisal or the application of new technology.

We continue to pursue an aggressive exploration programme and we are adding more acreage in support of our strategy themes. Our emphasis remains on drilling large exploration prospects, in selected basins, and targeting under-explored areas with significant potential. We will also invest in organic growth, open up new positions and make selective acquisitions, divestments and asset swaps as a means to expand and further improve the quality of our asset portfolio. In terms of our existing portfolio, we will continue to focus on production and project delivery, cost performance and operational excellence.

Shell seeks to sustain long-term production from our existing heartlands which include Australia, Brunei, Canada, Denmark, Malaysia, the Netherlands, Nigeria, Norway, Oman, the UK and the USA.

Building on success to date, we will continue to look for more and stronger integrated gas positions, notably in North America and in

Shell Annual Report and Form 20-F 2008  21

BUSINESS REVIEW

EXPLORATION & PRODUCTION

Australia but also in Europe, the Middle East, Russia and Africa. We will look to extend our leadership position in LNG, leveraging our presence across the natural gas value chain from exploration to production and markets, to maximise the value from our integrated gas projects. Examples of key project activity in this area include Sakhalin II in Russia, and continued progress in various Australian LNG projects and Qatargas 4.

We expect that as a result of the above, the relative contribution of gas to overall production will continue to increase in the coming years, supporting the competitive cash returns from the portfolio and expanding our base of long-life assets.

With respect to Nigeria, the impact of continued security problems in the Niger Delta and funding limitations within the onshore joint venture continue to present challenges. While we have achieved some success with restoring production, the security situation remains fragile. It is uncertain to what extent these issues will affect near term production levels as well as our ability to grow production in the future. Ongoing and potential challenges to our contractual rights, especially in the current economic environment, are also a cause for concern. Both the security and the contractual situations will continue to be closely monitored. We have made progress on funding through the signing of the bridge loan and modified carry agreements with the Nigerian National Petroleum Corporation, which will resolve some funding issues related to certain current projects and will also secure funding for certain future projects. These agreements are subject to ratification by the Nigerian assembly. Deep-water Nigeria production continues to perform well. See “Nigeria” on pages 25-26.

Leveraging technology is central to our strategy and we continue to increase our investment in research and development (R&D) and the piloting of new technology, with an emphasis on the subsurface and unconventionals. We remain focused on the development and application of technology as a key differentiator in securing access to good upstream opportunities and delivering more value from them.

Particularly against the backdrop of the current global economic downturn, our focus on the reduction of costs will be intensified through optimised management of the supply chain and simplifying and standardising processes globally. We will continue to strengthen our capabilities in project delivery and ensure we have the people in place with the requisite skills, as this is vital to the successful delivery of our strategy.

PROVED RESERVES
Details of Shell subsidiaries’ and the Shell share of equity-accounted investments’ estimated net proved reserves are summarised in the table on page 23 and are set out under the heading “Supplementary information – Oil and gas (unaudited)” on pages 161 to 170. Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement. Estimates remain subject to revision. It should be noted that totals are further influenced by acquisition and divestment activities and year end price effects. Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves includes certain quantities of crude oil and natural gas that we do not have title to but pursuant to contracts we bear the upstream risks and secure the rewards from such production.
The proved reserve volumes reported for 2008 have been established by Shell using the internal assurance processes put in place in 2004 and described in previous disclosures. In December 2008, the United States Securities and Exchange Commission adopted revisions to its oil and gas reporting rules in order to modernise and update the oil and gas disclosure requirements. These rules are more principle-based in design thus additional judgement and expertise will be needed to ensure compliance. Accordingly, beginning in 2009 we have updated and enhanced our reserves assurance process by creating a central group of 10 reserves experts, within the Reserves Assurance and Reporting Group. The Reserves Assurance and Reporting Group will provide primary assurance for all future bookings of proved reserves. Currently, a Vice President, with over 35 years’ experience in the oil and gas industry, heads the Reserves Assurance and Reporting Group. The current members of the Reserves Assurance and Reporting Group average over 25 years’ experience in the oil and gas industry. This central group reports directly to the Reserves Committee. The Reserves Committee is a multidisciplinary committee consisting of senior people from the Finance, Legal and Exploration & Production organisations. The Reserves Committee will continue to review and endorse all reserves disclosure with final approval remaining with the Company’s Executive Committee. Internal Audit will continue to play a central role in the Company’s reserves assurance processes. Beginning in 2009, Internal Audit will move from volume-based post-disclosure audits to a risk-based pre-disclosure audit model, focusing on the control framework and large reserves bookings.

The impact of the changes to the SEC guidelines for reporting of oil and gas proved reserves, that were adopted in December 2008, are currently under review by Shell. The new rules are expected to apply to disclosures in our Form 20-F for the 2009 year end. The changes bring the reporting guidance up to date with advances made in the industry around oil and gas reserves determinations.

In 2008, production from Shell’s subsidiaries was 846 million boe. After taking into account production, Shell’s subsidiaries added a net 404 million boe of proved developed and undeveloped reserves, consisting of 10 million boe of proved developed and 394 million boe of proved undeveloped reserves. During 2008, before taking into account production, Shell’s subsidiaries added 1,250 million boe of proved developed and undeveloped reserves, consisting of 329 million boe of oil and natural gas liquids and 921 million boe (5,339 thousand million scf) of natural gas. These additions to proved developed and undeveloped reserves consisted of 1,032 million boe from revisions, 16 million boe from acquisitions and divestments, 148 million boe from extensions and discoveries and 54 million boe from improved recovery. Net positive revisions of 1,032 million boe include a net increase of 197 million boe as a result of year-end pricing effects. This net increase of 197 million boe was primarily a result of increased entitlements due to cost recovery provisions in some production-sharing contracts, which were significantly offset by other negative year-end price impacts such as contractual tail-end cut-off and uneconomic reserves.

During 2008, Shell’s share of proved developed and undeveloped reserves of equity-accounted investments declined by 315 million boe. This reduction included production of 314 million boe, a decrease of 69 million boe from revisions and reclassifications, an increase of 71 million boe from extensions and discoveries and a decrease of 3 million boe as a result of acquisitions and divestments. Negative year-end price effect of 178 million boe significantly impacted the 69 million boe reduction from revisions and reclassifications. After taking into account production of 314 million boe, Shell’s share of proved developed reserves from equity-accounted investments decreased by 180 million boe

22  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

EXPLORATION & PRODUCTION

and Shell’s share of proved undeveloped reserves decreased by 135 million boe. After accounting for production, Shell’s share of proved developed and undeveloped oil and gas liquids reserves declined by 202 million boe and our share of proved developed and undeveloped natural gas declined by 113 million boe (658 thousand million scf).

Details of the main proved reserves changes during 2008 are provided in the section “Supplementary information – Oil and gas (unaudited)”.

At December 31, 2008, after taking account of subsidiaries’ 2008 net additions to proved developed and undeveloped reserves and production, total proved reserves for subsidiaries 6% higher than at December 31, 2007. At the same date, after taking into account the Shell share of equity-accounted investments’ net additions and production, the Shell share of total proved developed and undeveloped reserves of equity-accounted investments was 8% lower than at December 31, 2007.
A large proportion of the proved undeveloped reserves for both subsidiaries and equity-accounted investments are located in a small number of large projects that are under development and in different stages in maturity. The main contribution to these comes from projects in Russia, Qatar, Kazakhstan, Australia and the USA all of which are due to reach first production in the next one to four years.

In August 2008 the acquisition of Duvernay in Canada added approximately 74 million boe to Shell’s proved reserves.

In addition to proved conventional liquids and natural gas reserves, Shell has significant interests in proven oil sands reserves in Canada associated with the Athabasca Oil Sands Project. Since SEC regulations define these reserves as mining-related and not part of conventional oil and gas reserves, these are presented separately to the conventional oil and gas reserves in the Oil Sands section of this Business Review.

PROVED DEVELOPED AND UNDEVELOPED RESERVES (At December 31)[A][B]	million boe [C]
	2008	2007	2006
Shell subsidiaries	7,090	6,686	8,452
Less: minority interest in reserves of Shell subsidiaries	12	17	749

Proved oil and gas reserves from subsidiaries attributable to Royal Dutch Shell Plc shareholders	7,078	6,669	7,703

Shell share of equity-accounted investments	3,825	4,140	3,355

[A]	We manage our total proved reserve base without distinguishing between proved oil and gas reserves associated with our equity-accounted investments and proved oil and gas reserves from subsidiaries.
[B]	Does not include produced gas for own consumption or incidental flaring.

[C]	For this purpose natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel.

PROVED DEVELOPED AND UNDEVELOPED RESERVES[A]	million boe[B]
	2008
				Middle East,		Other
	Europe	Africa[C]	Asia-Pacific	Russia, CIS[D]	USA	Americas	Total
Proved developed and undeveloped reserves
Shell subsidiaries
At January 1	1,460	841	1,064	2,176	801	344	6,686
At December 31	1,281	874	1,072	2,780	759	324	7,090
Shell share of equity-accounted investments
At January 1	2,022	–	542	1,247	299	30	4,140
At December 31	1,922	–	522	1,118	243	20	3,825

Proved developed reserves
Shell subsidiaries
At January 1	1,019	456	477	303	413	229	2,897
At December 31	957	377	705	289	381	198	2,907
Shell share of equity-accounted investments
At January 1	1,653	–	381	343	239	25	2,641
At December 31	1,582	–	376	294	190	19	2,461

[A]	Does not include produced gas for own consumption or incidental flaring.
[B]	For this purpose natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel.
[C]	Excludes Egypt.
[D]	Includes Caspian region, Egypt and Sakhalin.

Shell Annual Report and Form 20-F 2008  23

BUSINESS REVIEW

EXPLORATION & PRODUCTION

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

The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases (outside North America), the legal agreements generally are granted by or entered into with a government, government entity or state oil company, and the exploration risk practically always rests with the oil company. In North America, these agreements may also be with private parties who own mineral interests. Of these agreements, the following are most relevant to Shell’s interests:

•	Licences (or concessions), which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities and of financing these activities. In principle, the licence holder is entitled to the totality of production minus any royalties in kind. The state or state oil company may sometimes enter as a joint venture participant sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases, the state oil company or agency has an option to purchase a certain share of production.
•	Lease agreements are typically used in North America and are usually governed by similar terms as licences. However, participants may include governments or private entities and royalties are typically paid in cash rather than in kind.
•	PSCs entered into with a state or state oil company oblige the oil company, as contractor, to provide all the financing generally, and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually this share consists of a fixed or variable part, which is reserved for the recovery of contractor’s cost (cost oil); the remainder is split with the state or state oil company on a fixed or volume/revenue-dependent basis. In some cases, the state oil company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or on a per field basis. Additionally, as the price of oil or gas increases above certain pre-determined levels, the Shell group’s entitlement share of production would normally decrease.

Shell’s exploration and production interests, including acreage holdings and statistics on wells drilled, are shown on pages 32-33.

OIL AND GAS INTERESTS
Note that none of the below-mentioned properties or interests is individually significant to Shell.

Shell’s strategy is to focus on our heartlands. Our heartlands are the core countries that have the available infrastructure, expertise and remaining growth potential for Shell to sustain strong operational performance and support continued investment. They include; Australia, Brunei, Canada, Denmark, Malaysia, the Netherlands, Nigeria, Norway, Oman, the UK and the USA.
Europe
Denmark  Shell Olie-og Gasudvinding Danmark B.V. (Shell interest 100%) holds a 46% non-operated interest in a producing concession until 2042. The Shell interest in this concession will reduce to 36.8% in July 2012 when the government increases its position to a 20% fully-participating stake in the concession. Shell also holds interests in four other non-operated exploration licences.

Germany  Shell Verwaltungsgesellschaft für Erdgasbeteiligungen mbH (Shell interest 100%) holds a 50% interest in the Brigitta & Elwerath Betriebsfuehrungsgesellschaft joint venture. This joint venture is involved in some 30 concessions with varying interests and is the largest gas producer in Germany.

Ireland  Shell E&P Ireland Limited (Shell interest 100%) is the operator for the Corrib Gas Project (Shell interest 45%), currently under development. A modified onshore pipeline route was announced following the conclusion of the public consultation process in 2008 and four gas wells were completed and made ready for production. A combination of factors including bad weather impeded progress on the completion of the offshore pipeline during 2008, but Shell remains committed to bringing the gas to market as soon as possible.

Shell also has exploration interests in six licences offshore Ireland, of which four are operated and two are non-operated.

Italy  Shell Italia E&P S.p.A.’s (Shell interest 100%) main assets are onshore in southern Italy and consist of Val d’Agri (Shell interest 39.23%), which is in production and operated by Eni, and Tempa Rossa (Shell interest 25%), operated by Total and which is at the onset of its development phase. Shell Italia E&P S.p.A also has 100% interests in nearby exploration prospects, as well as a 30% interest in an oil transport and storage company (Società Oleodotti Meridionali), jointly owned with Eni.

In 2008, Shell agreed to purchase from Northern Petroleum Ltd interests (between 55% and 70%) in six offshore exploration blocks located in the Sicily Channel, with final government approval obtained in early 2009.

The Netherlands  Shell Nederland B.V. (Shell interest 100%) has an indirect interest in assets through its participation in NAM. Those assets are operated by NAM, a 50:50 joint venture between Shell and ExxonMobil. An important part of NAM’s gas production is from its onshore Groningen gas field, in which the Dutch government has a 40% financial interest through the wholly state-owned company EBN, with NAM retaining the remaining share. Production licences cover NAM’s production of oil and gas, which include operations offshore. Government participation in development and production is mainly dependent on the legislation applicable at the time the licences were granted.

In 2008, NAM started a project to redevelop the Schoonebeek oilfield (Shell interest 30%). NAM also completed the sale of oil and gas assets situated along and including the NOGAT pipeline in the Dutch sector of the North Sea.

Norway  A/S Norske Shell (Shell interest 100%) holds an interest in a number of production licences, seven of which involve producing oil and gas fields. A/S Norske Shell also holds an interest in potential development assets. We achieved the first full year of production from the Ormen Lange (Shell interest 17%) gas field in 2008, which delivers gas to the UK market. New wells have been brought on-stream through the year as production builds to a plateau.

24  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

EXPLORATION & PRODUCTION

Shell International Pipelines Inc. (Shell interest 100%) holds interests in several Norwegian gas transportation and processing systems, pipelines and terminals. During 2008, Shell sold its interest in the undeveloped Trym field.

Sweden  Shell Exploration and Production AB (Shell interest 100%) is exploring a shale gas opportunity onshore in an Alum Shale formation in southern Sweden. Shell has obtained two permits from the mining authority for an acreage position for an initial period of three years while the viability of the formation for gas production is assessed and a fuller picture of political, environmental and commercial considerations is gained.

UK  Shell U.K. Limited (Shell interest 100%) is one of the largest integrated oil and gas exploration and production companies operating in the UK by production volumes. It operates a significant number of its interests in the UK Continental Shelf (UKCS) on behalf of a 50:50 joint venture with ExxonMobil.

Most of Shell’s production comes from the North Sea. Natural gas comes from associated gas in mixed oil and gas fields in the northern sector of the North Sea and gas fields in the southern sector. Crude oil comes from the central and northern fields. In the Atlantic Margin area, Shell also has interests as a non-operating participant principally in the West of Shetlands area including the Schiehallion, Clair and Loyal fields.

The UKCS is a mature area and although Shell has invested significantly over the past decade to extend field lives, organic growth has been more of a challenge with new field discoveries significantly smaller than discoveries 15-20 years ago. In 2008 Shell and other participants delivered first production from four North Sea fields – Starling (Shell interest 28%), Caravel (Shell interest 71%), Shamrock (Shell interest 100%) and Curlew C (Shell interest 100%).

In 2008, Shell sold to TAQA Bratani Limited our interests in South Cormorant, Cormorant North, Tern, Eider, Kestrel and Pelican, non-operated interests in Hudson, and interests in the Brent System and the Sullom Voe Terminal. Separate activity is continuing for the sale of Shell’s non-operated interests in Otter. Shell also completed the divestment of interests in the Dunlin Cluster covering Dunlin, Dunlin South West, Osprey and Merlin fields to Fairfield Energy and Mitsubishi Corporation.

Ukraine  In 2006, Shell Ukraine Exploration and Production (Shell interest 100%) entered into a joint activity agreement (JAA) with Ukrgazvydobuvannya (UGV), a subsidiary of NaftoGasUkrainy (NAK), to explore for oil and gas across eight licences in the Dnieper-Donetsk Basin in central-eastern Ukraine.

The JAA which covers licences, agreed work programme levels and the terms of joint activities, gives Shell a 50% interest in the joint activities (excluding existing producing fields) in exchange for a commitment that comprises the acquisition of seismic data and drilling of deep exploration wells over a three-year period. Seismic data acquisition started in 2008.

Africa
Algeria  Shell Algeria Zerafa GmbH (Shell interest 100%) holds a 60% interest in the production-sharing contract in the Zerafa permit, where it is conducting an exploration and appraisal campaign in partnership with Sonatrach, the Algerian national oil and gas company. The first phase of the PSC ended in September 2008 and a two year second phase was entered into. Shell Algeria Reggane GmbH (Shell interest 100%) held a 80% interest in the production sharing contract in the Reggane Djebel Hirane permit, which was relinquished in 2008.
Cameroon  Pecten Cameroon Company (PCC) (Shell interest 80%) has a 40% interest in the PCC-operated Lokele concession and a 24.5% interest in the non-operated Rio del Rey concession. PCC also has a 50% interest in the Dissoni exploration licence (a PSC). Following the Dissoni Shallow commercial discovery in 2006, the government has confirmed its intention to take a 25% interest in the Dissoni licence, which will reduce PCC’s interest to 37.5%.

Gabon  Shell Gabon (Shell interest 75%) has interests in nine onshore mining concessions/exploitation permits, six of which (Rabi/Kounga, Gamba/Ivinga, Toucan, Awoun, Totou and Bende) are operated by the company. In the Awoun permit an exclusive exploitation authorisation is being finalised for the Koula and Damier fields. The other three concessions/PSCs (Avocette, Coucal and Atora) expire between 2010 and 2021. Some 66% of Shell’s production in Gabon is from the Rabi (Shell interest 42.5%), Toucan (Shell interest 44.25%), and Gamba fields (Shell interest 100%). Shell Offshore North Gabon B.V. (Shell interest 100%) holds the Igoumou Marin permit in ultra deep-water and Shell Offshore Central Gabon B.V. (Shell interest 100%) holds two exploration and production sharing contracts, BC9 & BCD10, in offshore central Gabon.

Libya  In May 2005, Shell Exploration and Production GmbH (Shell interest 100%) and the National Oil Corporation of the Great Socialist People’s Libyan Arab Jamahiriya (NOC) signed an LNG development agreement for the rejuvenation and upgrade of the existing LNG plant at Marsa Al Brega on the Libyan coast, together with exploration and development of five areas located onshore in Libya’s major oil and gas producing Sirte Basin. With seismic data acquisition and analysis complete, exploration drilling started in March 2008. Options to expand Marsa Al Brega and possibly build a new LNG plant are features of the development agreement. Shell won the exploration concession Area 89 in December 2007 and the Exploration and Production Sharing Agreement was signed in 2008.

Nigeria  The Shell Petroleum Development Company of Nigeria Ltd. (SPDC) (Shell interest 100%) is operator of a joint venture (Shell interest 30%) with the Nigerian National Petroleum Corporation (NNPC) (55%), Total Exploration and Production Nigeria Limited (10%) and Nigeria Agip Oil Company Limited (5%). The venture’s onshore oil mining leases (OML) expire in 2019. The venture’s shallow water offshore leases expired on November 30, 2008, however, under the Nigerian Petroleum Act we are entitled to an extension. Currently, the status quo is maintained pursuant to a court order issued on November 26, 2008. The parties involved are pursuing a negotiated resolution.

In 2008, SPDC began commissioning and start-up of the first and second turbines of the 640 MW Afam VI Power Plant and the Okoloma Gas Plant and delivered first production from gas wells associated with the project – collectively known as the Afam Gas and Power Project (Shell interest 30%).

Shell Nigeria Exploration and Production Company Limited (SNEPCo) (Shell interest 100%) operates under a PSC with a 55% interest in deep water blocks OML 118 and OML 135 in partnership with ExxonMobil, Total and Agip. SNEPCo also has a 43.75% interest in deep-water block OML 133 (ExxonMobil operated) and a 40% interest in shallow water block oil prospecting licence OPL 238. In 2008, Shell completed the divestment of its 49.81% interest (held through SNEPCo) in deep-water blocks OML 125 (Abo field) and OML 134.

In 2008, Shell made three notable discoveries in offshore deep-water Nigeria.

Shell Annual Report and Form 20-F 2008  25

BUSINESS REVIEW

EXPLORATION & PRODUCTION

Shell Nigeria Ultra Deep Limited (SNUD) (Shell interest 100%) has a 100% interest in a PSC with NNPC (which is the licence holder). The ownership of the licence and the rights of SNUD in the PSC are the subject of ongoing litigation.

Shell Nigeria Upstream Ventures (Shell interest 100%) has a disputed 40% interest in OML 122 (the remaining interest is held by Peak Petroleum). The dispute centres around the settlement of agreement termination conditions.

Shell Nigeria Exploration Properties Alpha Ltd. (Shell interest 100%) has a 40% interest in deep-water block OPL 322 and is the operator.

Shell Nigeria Exploration Properties Beta Ltd., (Shell interest 100%) has relinquished its 27% interest in deep-water block OPL 318.

Asia-Pacific
Australia  Shell Development (Australia) Pty Ltd (SDA), (Shell interest 100%) has interests in a number of offshore production and exploration licences in the Carnarvon Basin, including the NWS and Greater Gorgon areas, as well as exploration licences in the Browse Basin and Timor Sea area. Some interests in these areas are held directly, and others indirectly through a 34.27% shareholding in Woodside. Woodside is the operator on behalf of six joint venture participants of the NWS gas, condensate and oil fields. Gas and condensate are produced mainly from the North Rankin and Goodwyn facilities and delivered to an onshore treatment and LNG facility on the Burrup Peninsula. In 2008, Shell through our participation in the NWS Venture, brought on-stream the Angel (Shell interest 22.4%) gas field.

Shell has interests in the Sunrise gas field in the Timor Sea, as well as the Calliance, Brecknock and Torosa gas fields in the Browse Basin. Shell is also a non-operating participant (25%) in the Gorgon joint venture (operated by Chevron Australia Pty Ltd) which includes the offshore Gorgon, Io and Jansz gas fields in the Carnarvon Basin. Shell also has rights to the gas in the Crux field (AC/P23) operated by Nexus Energy Ltd.

During 2008, Shell purchased three exploration permits in the South Exmouth basin, offshore north-west Australia. Shell also increased its interest from 50% to 65% in the AC/P41 permit in the Browse Basin (operated by SDA), where it made the Libra-1 discovery. In addition, the Iago-2 discovery was announced in the Chevron-operated permit WA-16-R in which Shell has a one-third share.

In September, Shell signed an agreement to acquire a 30% interest in Arrow Energy Ltd’s coalbed methane acreage in Queensland and a 10% stake in Arrow International Pte Ltd. The international transaction and part of the domestic transaction were finalised in 2008, with completion of the remainder of the domestic transaction achieved in early 2009.

In early 2008, Shell divested its share in the Cossack-Wanaea-Lambert-Hermes and the Egret oil ventures and certain oil exploration opportunities in the NWS to Woodside.

Brunei  Shell is a 50:50 shareholder with the Brunei government in Brunei Shell Petroleum Company Sendirian Berhad (BSP). BSP, which has long-term oil and gas concession rights both onshore and offshore Brunei, sells most of its natural gas production to Brunei LNG Sendirian Berhad (Shell interest 25%). Important development projects, such as Mampak and Bugan Phase 2, continued to be matured by BSP over the course of 2008. Oil production from the Seria North Flank project started in 2008. The project involves the development of an offshore field from land using breakthrough ‘fishhook well’ technology.

Shell Deepwater Borneo Ltd. (Shell interest 100%) has a 35% non-operating share in the Block B concession where gas is produced from the Maharaja Lela Field, and a 54% operating interest in exploration Block A.

China  Shell China Exploration & Production Company Limited (SCEPCO) (Shell interest 100%) and Pecten Orient Company LLC (Shell interest 100%) participate in the offshore Xijiang oil field (Shell interest ranges between 24.5% and 47.8%) in the South China Sea. SCEPCO holds a 50% interest in the Changbei gas field in the Ordos Basin, onshore China, in partnership with PetroChina Company Limited. In 2007, SCEPCO acquired a 55% interest in the North Shilou coalbed methane PSC in the Ordos basin from Verona Development Corp.

In 2008, SCEPCO signed an MOU with Shaanxi Yanchang Petroleum giving Shell a one year exclusivity on data and negotiation across an area of more than 10,000 km2 in the Ordos basin.

Shell China Jilin Energy Holding Company Ltd (Shell interest 100%) and Shell (China) Limited (Shell interest 100%) hold a 51% and a 10% interest respectively in the Jilin Shell Oil Shale Development Company Limited for minerals exploration, exploitation and development of oil shale resources. The JV company disposed of nearly all of its assets in early 2008 and has been dormant since June 2008.

Malaysia  Shell Malaysia exploration and production companies hold 18 PSCs with the national oil company PETRONAS. In many of these contracts PETRONAS Carigali Sendirian Berhad (PCSB), a 100% PETRONAS subsidiary, is the joint venture participant. Shell is the operator, with a 50% working interest, of 11 fields producing non-associated gas and the operator, with a 37.5% working interest, of a further three fields producing non-associated gas, in Sarawak. Over 92% of the gas is supplied to the MLNG, MLNG Dua and MLNG Tiga plants (Shell interest 15% in MLNG Dua & Tiga plants) for deliveries of LNG to customers mainly in Japan, Korea and Taiwan. Shell also has a 40% interest in the non-operated Baram Delta PSC, a 50% interest in the development of the SK308 discovered fields and exploration interests in the deep-water block SK-E and block SK-307.

In Sabah, Shell operates four producing offshore fields (Shell interest ranges from 50% to 80%) and has 40% interest in PSCs for the exploration and development of blocks SB-301, SB-G, SB-J, and a 50% interest in blocks ND-6 and ND-7. Shell also has an interest in the Sabah Gas (KBB) project through our 30% interest in the Kebabangan Petroleum Operating Company.

In 2008, Shell and its participants delivered first production from the E11 Hub Stage 2 (Shell interest 50%), G7 (Shell interest 50%), M3S (Shell interest 70%) and Saderi (Shell interest 37.5%) projects.

In 2008, Shell took final investment decisions to proceed with the St. Joseph redevelopment (Shell interest 50%) and Cili Padi (Shell interest 37.5%) projects. Gumusut-Kakap, Shell’s first deep-water project in Malaysia, continues to progress well.

New Zealand  Shell, through a number of entities (Shell interest 100% in all of them), has a 83.75% interest in the production licence for the offshore Maui gas field. In addition, Shell (Petroleum Mining) Company Ltd (Shell interest 100%) has a 50% interest in the onshore Kapuni gas field and Shell Exploration NZ Ltd (Shell interest 100%) has a 48% interest in the Pohokura gas field. The gas produced is sold domestically,

26  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

EXPLORATION & PRODUCTION

mainly under long-term contracts. Shell also has interests in other exploration licence areas in the Taranaki Basin. The Maui and Kapuni interests are operated by Shell Todd Oil Services Ltd, a service company (Shell interest 50%), with the Pohokura field operated by Shell Exploration NZ Ltd.

Philippines  Shell Philippines LLC (Shell interest 100%) and Shell Philippines Exploration BV (Shell interest 100%), which is also the operator, hold a 25% and a 20% interest respectively in the deep-water PSC for block SC-38. The SC-38 interest includes a production licence for the Malampaya and San Martin fields. Current production comprises gas and condensate from the Malampaya field via a platform north-west of the island of Palawan. Shell Philippines Exploration B.V. (Shell interest 100%) holds a 55% interest in, and is operator of block SC-60.

Middle East, Russia and CIS
Abu Dhabi  Crude oil and natural gas liquids are produced by the Abu Dhabi Company for Onshore Oil Operations in which The Shell Petroleum Company Limited’s concessionary share is 9.5% (licence expiry in 2014), arising from its 23.75% interest in the Abu Dhabi Petroleum Company Limited, which in turn holds a 40% interest in the concession granted by the Abu Dhabi government. Shell Gas B.V. has a 15% interest in Abu Dhabi Gas Industries Limited, which extracts propane and butane, as well as heavier liquid hydrocarbons for export sales from associated wet natural gas produced by Abu Dhabi Petroleum Company.

Egypt  Shell Egypt N.V. (Shell interest 100%) participates as a contractor in three onshore exploration concessions and has interests in four development leases, which are operated by the Badr El-Din Petroleum Company (Bapetco) joint venture. Bapetco executes the operations for those producing fields where Shell is the contractor in accordance with the concession agreement. Shell has a 50% interest in Bapetco with the Egyptian General Petroleum Corporation (the Egyptian national oil company). Shell Egypt N.V. also participates in two offshore exploration concessions, namely the deep-water North East Mediterranean Deepwater concession and North West Damietta concession with various participants. In 2008, Shell completed the sale of a 10% interest in the North West Demiatta Extension concession located offshore Egypt to Gaz de France.

Iran  In early 2007, Shell and Repsol entered into a service contract with respect to development of the South Pars fields for the Persian LNG project. However, the parties will not reach a final decision on whether to proceed with the project until the remaining significant commercial and engineering work is complete. Shell Exploration B.V. (Shell interest 100%) has a 70% interest in an agreement with the National Iranian Oil Company (NIOC) concerning the Soroosh/Nowrooz fields. The development phase is completed and all permanent facilities were handed over to NIOC in 2005. Since then, the Soroosh/Nowrooz fields have been producing with NIOC responsible for all aspects of the operations. The term of the agreement expires when all petroleum costs and the remuneration fee have been recovered, which is expected to occur by 2012.

Kazakhstan  In October 2008, Shell and the other members of the North Caspian production-sharing agreement (NCPSA) divested their participating interests proportionally (Shell’s interest decreased from 18.52% to 16.81%) to Kazakhstan’s national oil company, KazMunaiGas (KMG), thus allowing KMG’s stake to increase to match that of each of the four major shareholders. Given the size and complexity of the Kashagan project and other NCPSA developments, the co-venturers and the Kazakh authority have agreed to combine their resources and to carry out the project under a new joint operating company named North Caspian Operating Company (NCOC) BV, which is now the operator.
Under the terms of the new operating model, Shell will be responsible for the front-end engineering and design work for Kashagan Phase 2 along with the subsequent offshore development, and will be working with KMG to jointly manage production operations on behalf of NCOC.

Shell has a 55% interest in the Pearls PSA which was signed in 2005. The Pearls block is operated by the Caspi Meruerty Operating Company BV (CMOC), in which Shell has a 40% interest. In 2008, after completing a successful production test, CMOC confirmed a second oil discovery in the Pearls contract area with the Auezov-1 exploration well. The Auezov structure is located approximately 15 kilometres from the Khazar structure, where a discovery was made in November 2007. Shell also has a 5.5% interest in the Caspian Pipeline Consortium.

The Arman Oil Company (Shell interest 100%) currently holds a 50% interest in the Arman joint venture, a small onshore producing company.

Oman  The Shell Petroleum Company Limited (SPCL) (Shell interest 100%) holds a 34% interest in Petroleum Development Oman (PDO), which is the operator of an oil concession expiring in 2044. The government of Oman holds a 60% interest in the concession and Private Oil Holdings Oman Ltd. (POHOL) holds the remaining 40%. SPCL has an 85% shareholding in POHOL.

PDO has a number of pilot and commercial-scale projects under way using all three main enhanced oil recovery (EOR) technologies – thermal, chemical and miscible gas. One of these projects at Harweel aims to significantly increase recovery and was the first miscible gas flood EOR project in the global Shell portfolio. Qarn Alam, on which final investment decision was taken in 2007, is one of the world’s largest steam injection EOR projects in a fractured carbonate reservoir. Shell Technology Oman, a regional EOR research and development hub, was established in November 2006. Shell Technology Oman works closely with PDO and the Oil and Gas Research Centre of Sultan Qaboos University with its focus on thermal and chemical EOR. A Shell company is a 17% participant in the PSA operated by Occidental to develop the Mukhaizna oil field.

Pakistan  Kirthar Pakistan B.V. (Shell interest 100%) holds a 28% non-operated interest in the Bhit and Badhra development and production leases. These leases were excised from the Kirthar exploration licence, which was relinquished in 2003. In 2008, Shell Development & Offshore Pakistan B.V. (Shell interest 100%) and the other participants advised the government of their intent to relinquish their interest in offshore deep-water Block 2365-1 (Shell interest 25%). Completion of the relinquishment process is expected in 2009.

Qatar  Following approval from Qatar Petroleum, Shell made the final investment decision in 2006 and began construction on the integrated GTL project, Pearl, which is being developed under a development and production-sharing agreement with the government of Qatar. Shell provides 100% of project funding. The fully integrated project includes upstream production of some 1.6 bcf/d of well-head gas from Qatar’s North Field, transport and processing of the gas to produce around 120,000 boe/d of natural gas liquids and ethane, and the construction of an onshore GTL complex to convert the remaining gas into 140,000 b/d of liquid hydrocarbon products.

Construction of the Qatargas 4 LNG project (Shell interest 30%) continues to progress well. The project comprises the integrated development of upstream gas production facilities to produce some 1.4 bcf/d of natural gas from Qatar’s North Field, a single LNG train

Shell Annual Report and Form 20-F 2008  27

BUSINESS REVIEW

EXPLORATION & PRODUCTION

yielding around 7.8 million tonnes per annum (mtpa) of LNG as well as the shipping of the LNG to the intended markets.

Russia  In June 2008, Sakhalin Energy Investment Company Ltd. (SEIC), the Japan Bank for International Cooperation and a consortium of international commercial banks signed a project finance contract for a total of $5.3 billion for Phase 2 of Sakhalin II (Shell interest 27.5%). In December 2008, we delivered first production from the Piltun-Astokhskoye B platform and began year-round oil exports. In January 2009, first gas was achieved from the Lunskoye-A platform. SEIC completed main construction of all facilities at the end of 2008 and has commenced the start-up process. In February 2009, the LNG plant was started-up, with first exports expected in the first months of 2009.

Salym Petroleum Development (Shell interest 50%) continued to increase production from its Salym fields in Western Siberia, reaching 150,000 boe/d in January 2009.

Saudi Arabia  Shell is a party to the joint venture conducting an exploration programme in the Rub Al-Khali area in the south of the Kingdom. Shell has a 50% interest in the project with Saudi Aramco holding a 50% interest, following the withdrawal of Total, who previously held a 30% interest in the joint venture, in early 2008.

Syria  A registered branch of Syria Shell Petroleum Development B.V. (Shell interest 100%) holds interests ranging from 62.5% to 66.67% in three PSCs (Deir Ez Zor, Fourth Annex and Ash Sham). These were extended by 10 years in December 2008 and now expire between 2018 and 2024. In addition, Shell companies are parties to a gas utilization agreement for the collection, processing and sharing of natural gas from designated fields for use in Syrian power generation and other industrial plants. Al Furat Petroleum Company, a Syrian joint stock company in which Syria Shell Petroleum Development B.V. holds a 31.25% to 33.3% interest, performs operations under these contracts. Shell South Syria Exploration Limited (Shell interest 100%) entered into two production-sharing contracts, effective from February 2007, for Blocks 13 and 15 in the south of Syria. There is a four-year exploration period for these blocks, expiring in February 2011, and seismic data acquisition was completed in 2008.

USA
Shell Exploration & Production Company (SEPCo), (Shell interest 100%) produces crude oil, natural gas and natural gas liquids (NGL) principally in the Gulf of Mexico, California (Aera), South Texas and Wyoming (Pinedale). The majority of SEPCo’s oil and gas production interests are acquired under leases granted by the owner of the minerals underlying the relevant acreage (including many leases for federal onshore and offshore tracts). Such leases are currently running on an initial fixed term that is automatically extended by the establishment of production for as long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).

In 2008, SEPCo acquired exploration interests in acreage located in offshore Alaska, New Mexico and Louisiana, where current and future exploration activities are being pursued. SEPCo also acquired additional exploration interests in the Gulf of Mexico through lease sales 206, 207 and 224 and put a recent discovery directly into production in the prolific Mars Basin. Elsewhere in the Gulf of Mexico, SEPCo drilled additional appraisals in the Stones prospect.

Seismic exploration in the Beaufort and Chukchi Seas was conducted in 2008 under a renewed agreement protecting subsistence whaling, important to the local native culture. This followed the US Minerals Management Services (MMS) award of 275 Chukchi Sea exploration blocks to Shell, which was high bidder in lease sale 193 early in 2008.

In late November 2008, the US Court of Appeals for the Ninth Circuit vacated (i.e. rendered null and void) the MMS’s approval of Shell’s Beaufort Sea exploration plan in Alaska and ordered the agency to conduct further analysis. On this basis, Shell decided not to pursue the planned 2009 Beaufort drilling programme or seismic programme in the Beaufort and Chukchi Seas and intended to appeal the decision. On March 6, 2009, the US Court of Appeals for the Ninth Circuit issued an order vacating and withdrawing the November 20, 2008 opinion regarding MMS’s approval of Shell’s Beaufort Sea exploration plan. Shell aims to continue with permitting and other preparatory work to enable work to recommence in 2010.

The Gulf of Mexico remains a major production area. SEPCo holds approximately 440 federal offshore leases in the Gulf and operates five deep-water tension leg platforms, along with a dozen others, with Shell-share production of over 300,000 boe/d.

In 2008, SEPCo moved ahead with development of the Perdido regional host project (Shell interest 35%) in south-west Gulf of Mexico with installation of the floating spar hull. Moored in approximately 2,440 metres (8,000 feet) of water, it will be the world’s deepest spar production facility. First production is expected around the turn of the decade. Elsewhere in the Gulf, in mid 2008, SEPCo began first injections into the Yellow Reservoir with the Ursa Princess Waterflood project. Expected to extend field life by 10 years, the project’s maximum capacity is 30,000 boe/d.

Shell continues to operate efficient multi-rig onshore gas programmes in South Texas and in Pinedale, Wyoming, where federal regulators in late 2008 approved year round drilling operations under a new environmental plan. SEPCo also added to its substantial acreage position in the Haynesville tight gas opportunity of north-west Louisiana and has four drilling rigs in operation.

Affiliates of SEPCo hold a 51.8% interest in Aera Energy LLC, a US-based exploration and production company with assets in the San Joaquin Valley and Los Angeles Basin areas of Southern California. Aera operates some 15,000 wells, producing about 170,000 boe/d of heavy oil and gas, and accounting for approximately 30% of the state’s production.

Late 2008, Shell announced a collaboration with the West Coast Regional Carbon Sequestration Partnership in California with delivery of the first US CO2 injection test project among its goals.

Shell continued oil shale research in the Piceance Basin of north-west Colorado in 2008. Shell also holds three research, demonstration and development leases awarded by the US Bureau of Land Management for future oil shale activities.

In 2008, SEPCo completed divestment of its non-operating interests in the Boomvang field and in the undeveloped Big Foot prospect in the Gulf of Mexico.

Other Americas
Argentina  Shell Compania Argentina de Petroleo (Shell interest 100%) holds a 22.5% interest in the Acambuco concession in north-west Argentina.

28  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

EXPLORATION & PRODUCTION

Brazil  Shell Brasil Ltda. (Shell interest 100%) produces oil and gas in the Bijupirá and Salema fields located in the Campos Basin, offshore Rio de Janeiro, where the company is the operator with an 80% interest. Shell Brasil’s portfolio also includes interests in two Shell operated offshore development blocks and seven offshore exploration blocks (two operated by Shell) in the Brazilian core basins of Campos, Santos and Espirito Santo. Shell interest in these blocks ranges from 17.5% to 100%.

Shell continued making progress on the deep-water BC-10 project (Shell interest 50%) in 2008, drilling development wells in the Ostra, Argonauta and Abalone fields. The first phase of this Shell-operated project includes nine production wells and one gas injection well tied back to the FPSO “Espirito Santo” now on site in the Campos Basin, anchored in about 1,780 metres (5,800 feet) of water. The vessel arrived in Brazil from Singapore in late 2008. First oil from BC-10 Phase 1 is expected around the turn of the decade.

Shell is also the operator of two heavy oil fields in Block BS-4 (Shell interest 40%) in the Santos Basin, where potential development concepts are being assessed. Shell participated in the pre-salt Bem-te-Vi well on the BMS-8 block (Shell interest 20%) in the same basin area. The results are under evaluation. Shell holds interests in two other pre-salt Santos blocks: BMS-54 (100%) and BMS-45 (40%).

Through Pecten Brazil Exploration Co. (Shell interest 100%), Shell retains an economic interest via a service contract in the producing Merluza gas field, operated by Petrobras, also offshore in the Santos Basin.

In the most recent national bid round in December 2008, Shell acquired five onshore exploration blocks in the Sao Francisco basin.

Canada  Shell Canada Limited (Shell interest 100%) is a producer of natural gas, NGL, bitumen, synthetic crude and sulphur.

The majority of Shell’s gas production comes from the Foothills region of Alberta. Shell also owns and operates four natural gas processing and sulphur extraction plants in southern and south-central Alberta and is among the world’s largest producers and marketers of sulphur. In addition, it holds a 31.3% interest in the Sable Offshore Energy Project, a natural gas complex offshore eastern Canada, has a non-operating 20% interest in an early stage deep-water exploration asset off the east coast of Newfoundland and is a joint venture participant in the Mackenzie Gas Pipeline proposal in northern Canada.

In 2008, Shell made progress with the development of unconventional gas in west-central Alberta and east-central British Columbia through land acquisition, drilling programmes and investment in infrastructure facilitating new production. In the third quarter, Shell acquired Duvernay.

The purchase, together with other lease acquisitions in the Groundbirch region (which includes the Montney formation), added some 600,000 acres of tight gas acreage to Shell’s landholdings. Shell also holds exploration rights on an approximately 800,000-acre (3,200 km2) concession in the Klappan area of north west British Columbia where it is working toward a coalbed methane test well programme. In late summer, Shell announced it would pause exploratory drilling plans for 2008 to conduct more environmental studies and better engage with the local population.

Shell is also a large leaseholder offshore west coast of Canada, although this area remains under a government moratorium. Canadian exploration rights are generally granted for varying terms, depending upon the provincial jurisdiction and applicable regulations. Subject to certain conditions, exploration rights can be converted to production leases, which may be extended as long as there is commercial production pursuant to the lease.

Shell produces heavy oil through cold (primary) production and thermal (enhanced) recovery in the Peace River area of Alberta and established a steam-assisted gravity drainage project (Phase 1) near Cold Lake, Alberta. Shell also holds a 20% non-operated interest in the Ells River in-situ bitumen project about 20 kilometres west of Fort McKay.

Shell holds another 19 land parcels in Northern Alberta (approximately 290,000 acres) where it is evaluating heavy oil resources and assessing technologies for potential development.

In 2008, Shell and two other interest holders divested their shares of the Rainbow Pipeline (33% each) to Plains All American Pipeline L.P.

The Alberta government implemented its new oil and gas royalty framework on January 1, 2009. See “Oil Sands – Outlook and Strategy” for further discussion.

Colombia  Shell Exploration and Production Company and Ecopetrol, the Colombian national oil company, secured two preferred blocks in the Llanos Este heavy oil trend bidding held in mid 2008. Shell and Ecopetrol were already joint venture participants (Shell interest 50%) in the Ecopetrol-operated Caño Sur block, also in the Llanos Basin.

Venezuela  Shell Exploration and Production Investments B.V. (Shell interest 100%) holds a 40% interest in a joint venture with the state oil company, Petroleos de Venezuela (PDVSA), to develop and produce the Urdaneta West Field in Lake Maracaibo. The joint venture, now in its third year, is called Petroregional Del Lago, S.A. (PERLA) and replaced the operating services agreement under which Shell operated earlier.

Shell Annual Report and Form 20-F 2008  29

BUSINESS REVIEW

EXPLORATION & PRODUCTION

LOCATION OF ACTIVITIES[A][B] (At December 31, 2008)
		Development and/or	Shell
Location	Exploration	production	Operator[C]
Europe
Denmark	■	■
Germany	■	■
Ireland	■	■	■
Italy	■	■
The Netherlands	■	■	■
Norway	■	■	■
Sweden	■		■
UK	■	■	■
Ukraine	■

Africa
Algeria	■		■
Cameroon	■	■	■
Gabon	■	■	■
Libya	■		■
Nigeria	■	■	■
Tunisia	■		■

Asia-Pacific
Australia	■	■	■
Brunei	■	■	■
China	■	■	■
Malaysia	■	■	■
New Zealand	■	■	■
Philippines	■	■	■

Middle East, Russia, CIS
Abu Dhabi	■	■
Egypt	■	■	■
Iran		■
Kazakhstan	■	■
Oman	■	■
Pakistan	■	■
Qatar		■	■
Russia	■	■
Saudi Arabia	■
Syria	■	■	■

USA	■	■	■

Other Americas
Argentina	■	■
Brazil	■	■	■
Canada	■	■	■
Colombia	■
Venezuela		■

[A]	Including equity-accounted investments.
[B]	Where an equity-accounted investment has properties outside its base country, those properties are not shown in this table.
[C]	In several countries where “Shell Operator” is indicated, Shell is the operator of some but not all exploration and/or production ventures.

CAPITAL EXPENDITURE AND EXPLORATION EXPENSE OF SHELL SUBSIDIARIES BY GEOGRAPHICAL AREA[A]			$ million
	2008	2007	2006
Europe	2,818	2,767	2,684
Africa[B]	1,658	1,895	1,840
Asia-Pacific	1,721	1,326	1,264
Middle East, Russia, CIS[C]	3,766	3,515	4,528
USA	5,597	3,873	2,306
Other Americas	7,819	1,462	4,100

Total	23,379	14,838	16,722

[A]	Capital expenditure is the cost of acquiring property, plant and equipment, and – following the successful efforts method in accounting for exploration costs – includes exploration drilling costs capitalised pending determination of commercial reserves. In the case of major capital projects, the related interest cost is included until these are placed in service. Exploration expense is the cost of geological and geophysical surveys and of other exploratory work charged to income as incurred. Exploration expense excludes depreciation and release of currency translation differences.
[B]	Excludes Egypt.
[C]	Includes Caspian region, Egypt and, up to April 2007, Sakhalin.

AVERAGE PRODUCTION COSTS OF SHELL
SUBSIDIARIES BY GEOGRAPHICAL AREA[A][D]	$/boe
	2008	2007	2006
Europe	9.25	9.15	7.56
Africa[B]	7.59	7.85	5.60
Asia-Pacific	4.66	4.31	3.35
Middle East, Russia, CIS[C]	8.85	8.79	7.83
USA	10.28	8.35	8.08
Other Americas	15.89	14.35	11.03

Total	8.73	8.27	6.95

[A]	Natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel.
[B]	Excludes Egypt.
[C]	Includes Caspian region, Egypt and, up to April 2007, Sakhalin.
[D]	Production costs exclude royalty payments of $2,369 million in 2008, $1,804 million in 2007 and $1,569 million in 2006.

30  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

EXPLORATION & PRODUCTION

CRUDE OIL AND NATURAL GAS LIQUIDS
PRODUCTION[A]	thousand b/d
	2008	2007	2006
Europe
UK	154	183	223
Denmark	114	126	134
Norway	67	69	85
Italy	32	35	44
The Netherlands	5	6	6
Germany	3	4	4

Total Europe	375	423	496

Africa
Nigeria	266	287	293
Gabon	30	31	32
Cameroon	13	14	14

Total Africa	309	332	339

Asia-Pacific
Brunei	81	92	104
Australia	56	58	57
Malaysia	38	42	42
China	14	17	20
New Zealand	12	13	14
Others	5	5	5

Total Asia-Pacific	206	227	242

Middle East, Russia, CIS
Oman	192	191	202
Abu Dhabi	146	146	147
Russia	70	51	52
Syria	22	24	30
Egypt	9	10	11
Others	11	11	13

Total Middle East, Russia, CIS	450	433	455

USA	272	324	322

Other Americas
Canada	46	47	38
Brazil	23	22	25
Venezuela	11	9	31
Others	1	1	[B]

Total Other Americas	81	79	94

Grand total	1,693	1,818	1,948

	mtpa

Metric equivalent	85	91	97

[A]	Of Shell subsidiaries, plus share of equity-accounted investments, and including natural gas liquids (share of equity-accounted investments is assumed to be equivalent to Shell interest). Oil sands and royalty purchases are excluded. In those countries where PSCs operate, the figures shown represent the entitlements of the subsidiaries concerned under those contracts.
[B]	Fewer than 1,000 b/d.

NATURAL GAS PRODUCTION AVAILABLE
FOR SALE[A]		million scf/day
	2008	2007	2006
Europe
The Netherlands	1,741	1,518	1,525
UK	678	663	775
Germany	333	390	421
Denmark	406	369	416
Norway	492	357	325
Others	29	53	61

Total Europe	3,679	3,350	3,523

Africa
Nigeria	552	584	455

Total Africa	552	584	455

Asia-Pacific
Malaysia	874	865	956
Brunei	550	553	574
Australia	560	542	529
New Zealand	216	230	241
China	231	106	36
Others	113	109	85

Total Asia-Pacific	2,544	2,405	2,421

Middle East, Russia, CIS
Egypt	145	167	201
Pakistan	86	76	79
Syria	6	7	11

Total Middle East, Russia, CIS	237	250	291

USA	1,053	1,130	1,163

Other Americas
Canada	406	402	425
Others	98	93	90

Total Other Americas	504	495	515

Grand total	8,569	8,214	8,368

[A]	By country of origin from gas produced by Shell subsidiaries and equity-accounted investments (Shell share). In those countries where PSCs operate, the figures shown represent the entitlements of the subsidiaries concerned under those contracts.

Shell Annual Report and Form 20-F 2008  31

BUSINESS REVIEW

EXPLORATION & PRODUCTION

OIL AND GAS ACREAGE[A][B][C] (At December 31)							thousand acres
	2008				2007				2006
	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	9,646	2,785	8,924	3,038	10,253	2,894	10,384	3,007	9,850	3,225	12,860	4,025
Africa[D]	6,857	2,166	19,359	14,409	7,160	2,317	26,910	18,407	7,159	2,318	24,396	15,351
Asia-Pacific	6,277	2,586	92,917	29,695	7,578	3,265	96,078	27,556	7,228	3,277	125,421	34,290
Middle East, Russia, CIS[E]	27,578	9,642	68,980	36,048	27,520	9,614	74,666	31,176	32,238	10,284	66,579	30,321
USA	1,009	593	6,238	4,973	1,067	620	4,825	3,542	1,234	665	3,962	3,280
Other Americas	1,140	760	32,179	21,423	917	598	31,795	21,077	945	569	30,413	20,328

Total	52,507	18,532	228,597	109,586	54,495	19,308	244,658	104,765	58,654	20,338	263,631	107,595

[A]	Including equity-accounted investments.
[B]	The term “gross” relates to the total activity in which Shell subsidiaries and equity-accounted investments have an interest, and the term “net” relates to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interest.
[C]	One thousand acres equals approximately four square kilometres.
[D]	Excludes Egypt.
[E]	Includes Caspian region, Egypt and Sakhalin.

NUMBER OF PRODUCTIVE WELLS[A][B] (At December 31)
	2008				2007				2006
	Oil		Gas		Oil		Gas		Oil		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	1,569	422	1,323	440	1,638	427	1,334	452	1,647	475	1,487	461
Africa[C]	1,136	397	40	13	1,006	356	35	11	945	333	40	13
Asia-Pacific	1,121	521	509	152	1,096	517	286	117	1,095	520	259	109
Middle East, Russia, CIS[D]	4,991	1,549	49	39	4,609	1,414	44	38	4,333	1,364	50	44
USA	15,505	7,828	1,412	1,037	15,493	7,825	1,040	765	15,977	8,077	1,069	830
Other Americas	497	394	900	670	427	332	351	268	355	264	326	250

Total	24,819	11,111	4,233	2,351	24,269	10,871	3,090	1,651	24,352	11,033	3,231	1,707

[A]	Including equity-accounted investments.
[B]	The term “gross” relates to the total activity in which Shell subsidiaries and equity-accounted investments have an interest, and the term “net” relates to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interest.
[C]	Excludes Egypt.
[D]	Includes Caspian region, Egypt and Sakhalin.

32  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

EXPLORATION & PRODUCTION

NUMBER OF NET PRODUCTIVE WELLS AND DRY HOLES DRILLED[A] (At December 31)
	2008		2007		2006
	Productive	Dry	Productive	Dry	Productive	Dry
Exploratory
Europe	9	3	10	1	7	7
Africa[B]	4	1	3	1	7	1
Asia-Pacific	12	3	5	11	8	4
Middle East, Russia, CIS[C]	30	6	47	9	18	7
USA	13	4	23	3	30	3
Other Americas	44	47	48	11	22	3

Total	112	64	136	36	92	25

Development
Europe	7	1	18	1	32	1
Africa[B]	14	1	19	–	15	–
Asia-Pacific	32	–	32	1	27	–
Middle East, Russia, CIS[C]	184	1	159	1	155	2
USA	475	1	475	2	478	–
Other Americas	61	–	44	–	76	2

Total	773	4	747	5	783	5

[A]	Including equity-accounted investments.
[B]	Excludes Egypt.
[C]	Includes Caspian region, Egypt and Sakhalin.

NUMBER OF WELLS IN THE PROCESS OF EXPLORATORY DRILLING[A][B][C]
	2008
	Europe		Africa[D]		Asia Pacific		Middle East, Russia,CIS[E]		USA		Other Americas		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
At January 1	43	16	24	14	42	15	144	38	50	21	50	40	353	144
Wells in the process of drilling at Jan 1 and allocated proved reserves during the year	(15)	(7)	(1)	(1)	(3)	(1)	(107)	(25)	(9)	(4)	(10)	(7)	(145)	(45)
Wells in the process of drilling at Jan 1 and determined as dry during the year	(7)	(2)	(1)	(1)	(10)	(3)	(10)	(5)	(7)	(5)	(5)	(3)	(40)	(19)
New wells in the process of drilling at December 31	12	4	8	5	48	11	18	10	19	12	41	33	146	75

At December 31	33	11	30	17	77	22	45	18	53	24	76	63	314	155

[A]	Including equity-accounted investments.
[B]	The term “gross” relates to the total activity in which Shell subsidiaries and equity-accounted investments have an interest, and the term “net” relates to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interest.
[C]	Wells in the process of drilling includes exploratory wells temporarily suspended.
[D]	Excludes Egypt.
[E]	Includes Caspian region, Egypt and Sakhalin.

NUMBER OF WELLS IN THE PROCESS OF DEVELOPMENT DRILLING[A][B]
	2008
	Europe		Africa[C]		Asia Pacific		Middle East, Russia,CIS[D]		USA		Other Americas		Total
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
At January 1	20	4	5	2	20	5	47	23	37	18	9	8	138	60

At December 31	23	4	4	1	25	9	46	22	90	47	12	11	200	94

[A]	Including equity-accounted investments.
[B]	The term “gross” relates to the total activity in which Shell subsidiaries and equity-accounted investments have an interest, and the term “net” relates to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interest.
[C]	Excludes Egypt.
[D]	Includes Caspian region, Egypt and Sakhalin.

Shell Annual Report and Form 20-F 2008  33

BUSINESS REVIEW

GAS & POWER

KEY FEATURES

•	Earnings up 92% at $5.3 billion, due to strong pricing in LNG and GTL and strong operational performance.
•	LNG sales volume of 13.05 million tonnes down 1%.
•	Start-up of North West Shelf (NWS) LNG Train 5 in Australia increasing Shell’s global LNG production capacity to 15.9 mtpa.
•	Four LNG trains under construction at year-end in Russia, Qatar and Australia; progress was made on major new LNG projects such as Gorgon in Australia.
•	Divestments of the BEB Erdgas and Erdoel GmbH (BEB) gas transport business in Germany, and equity in a pipeline distribution company, Transredes, in Bolivia.

EARNINGS	$ million
	2008	2007	2006
Revenue (including inter-segment sales)	25,790	17,038	17,338
Purchases (including change in inventories)	(19,634)	(12,870)	(12,778)
Depreciation	(397)	(315)	(284)
Operating expenses	(3,158)	(3,466)	(3,083)
Share of profit of equity-accounted investments	2,541	1,852	1,509
Other income/(expense)	485	739	230
Taxation	(299)	(197)	(299)

Segment earnings	5,328	2,781	2,633

COUNTRIES IN WHICH GAS & POWER HAS ACTIVITIES
Europe	Africa, Asia, Australia/Oceania	USA
Austria	Australia
Denmark	Brunei	Other Americas
Germany	China	Bolivia
Greece	Egypt	Brazil
Hungary	Ghana	Canada
Italy	India	Mexico
The Netherlands	Iran
Norway	Japan
Slovakia	Libya
Spain	Malaysia
Turkey	Nigeria
UK	Oman
Ukraine	Qatar
Russia
Singapore
South Korea
United Arab Emirates

OVERVIEW
Gas & Power is part of the upstream business, which also includes Exploration & Production. Gas & Power liquefies and transports natural gas and develops natural gas markets and related infrastructure. With our joint venture participants, we deliver LNG into the Asia-Pacific, European and North American markets, mainly through long-term contracts to utility companies. Through our European and North American marketing organisations, we supply some of this LNG – in addition to natural gas production from local Shell and third-party suppliers – to a broad range of customers, including industrial and commercial customers and distribution companies. We also develop, own and operate wind power projects in Europe and North America together with our joint venture participants, license coal gasification technology and have an interest in a thin-film solar pilot plant in Germany.

We continued to grow our position as one of the world’s largest LNG producers during 2008. We have interests in operational gas liquefaction ventures in five countries. Our share of LNG sales from ventures in which we have equity was 13.05 mt. Capacity was expanded with NWS LNG Train 5 (Australia) becoming operational late in the year. Our LNG sales are expected to grow in the coming years following the completion of four additional LNG trains currently under construction in Russia, Qatar and Australia. We expanded our natural gas marketing and trading business through entering new countries in Europe. We are growing the world’s largest GTL business by constructing a major new plant in Qatar to add to our operating venture in Bintulu, Malaysia. GTL technology is used to convert natural gas reserves into liquid hydrocarbon products. Our coal conversion business expanded during the year with the issuing of five new coal gasification licences and the start up of six new coal gasification plants in China using our technology. Gasification is currently the cleanest way to harness the energy potential from coal. Our wind energy business also continued to develop with the start-up of the Mount Storm project in West Virginia, USA (Shell share 132 MW).

Gas & Power has operations in 35 countries around the world and during 2008 employed, on average, 3,000 people. In 2008, revenue was $25.8 billion with segment earnings of $5.3 billion. The overall growth in the business is reflected in our earnings and higher capital investment. The LNG business currently generates the majority of Gas & Power earnings. LNG sales volumes are therefore the most important operational performance indicator for Gas & Power today.

EARNINGS 2008 COMPARED TO 2007 AND 2006
Segment earnings in 2008 were $5,328 million, a 92% increase over 2007. In 2008, earnings included net gains of $1,302 million, mainly related to the sale of the BEB gas transport business in Germany (Shell interest 50%). In 2007, earnings included net gains of $275 million. Excluding these items, 2008 earnings increased by 61% from 2007. This increase was mainly due to strong LNG and GTL product prices reflecting high crude oil and natural gas prices, strong LNG and GTL plant reliability, LNG supply optimisation, and higher marketing and trading contributions in North America and Europe.

Segment earnings in 2007 were $2,781 million, 6% higher than in 2006. Excluding net gains in 2007 of $275 million, mainly related to the sale of common units in Enterprise Products Partners LP, earnings decreased by 5% from 2006. The earnings decrease was mainly due to lower earnings from marketing and trading activities in both Europe and North America. It was partly offset by higher earnings from LNG sales volumes, as well as strong LNG and GTL product prices.

LNG sales volumes in 2008 of 13.05 mt were 1% lower than in 2007. Average reliability across all operational liquefaction plants in which Shell has an interest remained high. Sales were impacted late in the year by a disruption in gas supply to the Nigeria LNG venture (Shell interest 25.6%). At year-end the disruption was continuing and was expected to affect sales in 2009.

LNG sales volumes in 2007 of 13.18 mt were up 9% from 2006. The volume increase was mainly driven by increased gas supply to the Nigeria LNG venture.

LNG sales volumes to India, using the Hazira regasification terminal (Shell interest 74%), increased in 2008. More LNG volumes were delivered into Mexico in 2008, following the commissioning of the Altamira LNG regasification terminal (Shell interest 50%, with rights to 75% of the terminal capacity). In 2008 the Baja, Mexico, regasification terminal in which Shell holds 50% capacity became operational.

34  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

GAS & POWER

CAPITAL INVESTMENT AND PORTFOLIO ACTIONS
Capital investment in 2008 of $4.3 billion was 23% higher than the $3.5 billion in 2007. This increase was mainly due to higher spending on the Qatar Pearl GTL project as construction accelerated following the final investment decision in July 2006. Investments also continued in Sakhalin II LNG Train 1 and 2, Qatargas 4 LNG and, through our 34% shareholding in Woodside, on Pluto LNG Train 1.

In Australia, construction was completed during 2008 of the fifth train expansion of the NWS project (Shell interest 22%), adding new capacity of 4.4 mtpa (at 100%).

In the USA, the Mount Storm Phase I (164 MW) and Phase II (100 MW) wind farms (Shell interest 50%) in West Virginia became operational.

In Germany, the sale of the BEB gas transport business (Shell interest 50%) was closed on July 1, 2008. Also in Germany, the construction of the 20 MW Avancis thin-film solar pilot plant (Shell interest 50%) was completed.

The sale of an LNG vessel was completed in early 2008.

In the UK, we completed the sale of our 33% interest in the London Array offshore wind project.

In Bolivia, the divestment of Transredes Transporte De Hidrocarburos S.A. (Transredes) (Shell interest 25%) to the Bolivian government was completed. This divestment follows the nationalisation decree that the Bolivian Government issued on May 1, 2006, for hydrocarbon natural resources and related processing and transportation elements.

Capital investment in 2007 of $3.5 billion was 50% higher than the $2.4 billion in 2006. During 2007, Shell and its participants completed the divestment to OAO Gazprom of 50% of their interest plus one share in Sakhalin Energy Investment Company Ltd in Russia. Also during 2007, we concluded the sale of Shell’s participation in Enterprise Products Partners LP as well as divestment of our rural solar businesses in India and Sri Lanka. There was no major divestment activity in 2006.

NEW BUSINESS DEVELOPMENT
Petrobras and Shell signed a short-term agreement for the supply of LNG to two Petrobras regasification terminals to be located in south-east and north-east Brazil. This is among the first of such agreements concluded by Petrobras.

In China, Shell signed a sale and purchase agreement with Qatargas and PetroChina that will lead to the long-term supply of three mtpa of LNG over 25 years from the Qatargas 4 LNG project to China. The Qatargas 4 LNG project, currently under construction in Qatar, is a partnership between Qatar Petroleum (70%) and Shell (30%).

The Dubai Supply Authority (DUSUP) announced it will develop a floating LNG regasification facility at the DP World Jebel Ali Terminal in Dubai in the United Arab Emirates. The new facility will supplement the Emirate’s existing supplies of natural gas during summer peak demand, delivering environmental and energy security benefits. DUSUP has selected Shell to advise and manage the project during the development phase.

Qatargas 4 and Shell signed an agreement to supply LNG to the DP World Jebel Ali, Dubai LNG terminal in the United Arab Emirates. The contract is for approximately 15 years.

In Iraq, Shell and Iraq’s Ministry of Oil signed a heads of agreement that outlines the commercial principles to establish an incorporated joint venture (Shell interest 49%) between the state-run South Gas Company and Shell for the processing and marketing of natural gas in southern Iraq.

In China, Shell and PetroChina signed a binding sales and purchase agreement for the long-term supply of LNG from the proposed Gorgon LNG project in Western Australia and the Shell LNG portfolio. During the 20-year contract term, Shell will sell up to two mtpa of LNG to PetroChina.

Also in China, a further three licence agreements were signed during the year to use Shell’s proprietary coal gasification technology. This brings Shell’s total number of licensing agreements in the country to 19. Six new coal gasification projects using Shell coal gasification licensed technology also started operations in 2008.

In South Korea, an additional goal gasification licence was signed with Korea Western Power Co. Ltd. for the use in South Korea’s first integrated combined cycle power plant.

OUTLOOK AND STRATEGY
The business environment for natural gas remains robust, given its appeal as the cleanest hydrocarbon fuel for new power generation. We expect natural gas demand growth to average around 2-3% per year over the medium to long term. Prolonged demand weakness, if it occurred, would likely be the result of a severe and long-term economic downturn. LNG demand is expected to continue to grow at around 6-8% per annum for the next few years with growth in all major markets. Should current commodity prices continue, this will affect the financial performance of Gas & Power in 2009.

Our strategy remains unchanged. We seek to build our position as one of the world’s largest natural gas producers and suppliers of LNG, with a significant presence in the key markets of North America, Asia-Pacific and Europe. We aim to access and monetise new natural gas resources by offering competitive value propositions to our customers and major resource holders. In doing so, we leverage a diverse natural gas portfolio; global capabilities including technical and commercial skills, financing, marketing, trading, shipping and project management expertise; premium market access (for LNG and GTL); and leading technology.

BUSINESS AND PROPERTY
Our Gas & Power business liquefies, transports and delivers natural gas to our customers, and develops natural gas markets and related infrastructure around the globe. It also converts natural gas to liquids to provide clean fuels and other synthetic hydrocarbon products. New opportunities continue to emerge for application of our proprietary coal gasification process. We develop, own and operate wind power projects in Europe and North America and have an interest in a thin-film solar pilot plant. Most of these activities, in particular those involving LNG, are carried out by equity-accounted investments.

Shell Trading markets and trades natural gas and electricity in support of Gas & Power’s business. Shell Global Solutions provides business and operational consultancy, project management and technical services, research and development, and catalysts to Gas & Power as well as, in some cases, to third parties.

Europe
Shell Energy Europe B.V., a wholly-owned Shell company incorporated in the Netherlands, continued to develop gas and power marketing activities, and provided advice and assistance to wholly-owned Shell affiliates in

Shell Annual Report and Form 20-F 2008  35

BUSINESS REVIEW

GAS & POWER

Denmark, Germany, Hungary, Italy, Spain, the Netherlands, the UK, Ukraine, Turkey and other countries within Europe.

Other specific activities are summarised as follows:

Austria and Slovakia  During 2008, Shell announced the expansion of its activities into natural gas marketing in both countries.

Germany  BEB is a major producer of gas in Germany and also one of the country’s gas transmission companies. The sale of Shell’s 50% interest in the gas transport business of BEB to N.V. Nederlandse Gasunie was completed on July 1, 2008.

Shell holds a 50% interest in Avancis GmbH, a joint venture with Saint Gobain, a company that manufactures thin-film solar panels. Construction of a 20 MW production facility was completed during 2008.

Greece  Shell holds a 24% interest in Attiki Gas Supply Company S.A., a local gas distribution company supplying residential, commercial and small industrial customers. Attiki Gas Supply Company S.A. holds a distribution licence to develop the distribution system infrastructure and to distribute gas to residential, commercial and small industrial customers in the Athens area.

Italy  Work continues on developing a potential LNG regasification terminal in Italy based on the joint venture agreement (Shell interest 50%) entered into with ERG Power and Gas S.p.A. in June 2005. Safety and environment permits have now been obtained. The terminal is planned to have an initial capacity of around 5.8 mtpa of LNG.

The Netherlands  Shell holds a 25% interest in GasTerra B.V., a marketer of primarily Dutch natural gas including all natural gas produced by NAM, a Dutch company owned 50:50 by Shell and ExxonMobil.

Offshore Windpark Egmond aan Zee, a 50:50 joint venture between Shell and Nuon, has 36 turbines with an overall capacity of 108 MW in operation.

Spain  Shell has contractual interests in three regasification terminals, a 40% interest in a 99 MW operational wind park, La Muela, and a long-term contractual arrangement to supply gas to and sell power from a 754 MW power plant.

Africa, Asia, Australia/Oceania
Algeria  Co-operation continues between Shell and Sonatrach under a memorandum of understanding signed in February 2006, covering multiple business initiatives, both in Algeria and internationally.

Australia  Shell has a combined 22% direct and indirect interest via Woodside (Shell interest 34%), in the LNG export phase and a combined 25% interest in the domestic gas phase of a joint venture which develops and produces the gas fields of the NWS. During 2008, the fifth NWS LNG train with a capacity of 4.4 mtpa was commissioned, bringing total current capacity (at 100%) of the LNG plant to 16.3 mtpa. The LNG is sold mainly to customers in North Asia, mainly Japan. Shell directly and indirectly has a 22% interest in seven LNG vessels used to deliver LNG from the NWS. Shell has a direct and indirect 6.7% interest in two LNG vessels used to deliver LNG to China under a long-term sales contract.

Through its shareholding in Woodside, Shell has an indirect 31% interest in the Pluto Train 1 LNG project located in the Carnarvon Basin in Western Australia. Woodside formally launched the Pluto project in November 2007; when on-stream, production throughput is forecasted to be 4.3 mtpa (at 100%).

Shell has a 25% interest in the Gorgon joint venture that is considering development of an LNG plant on Barrow Island off Western Australia, to be supplied with natural gas from the offshore Gorgon, Io and Jansz fields.

Shell is also involved in several other exploration licences and projects in the Browse and Carnarvon Basin and in the Timor Sea, which include opportunities for LNG export. Such projects include the BCT and Prelude projects in the Browse basin and the Sunrise and Evans Shoal projects in the Bonaparte basin.

Brunei  Shell has a 25% interest in Brunei LNG Sendirian Berhad. This company liquefies and sells gas to customers in Japan and Korea. Current LNG capacity is 7.8 mtpa (at 100%). LNG continues to be delivered by a fleet of seven LNG vessels owned by Brunei Shell Tankers Sendirian Berhad (Shell interest 25%), and an additional LNG vessel owned by Brunei Gas Carriers Sendirian Berhad (Shell interest 10%).

China The 50:50 joint venture with China Petroleum and Chemical Corporation (Sinopec) at Yueyang, which represents Shell’s first investment in a coal gasification plant, began commercial operations in May 2007, and achieved its first full year of operations in 2008. The plant supplies synthesis gas to Sinopec downstream business units.

Additional Shell coal gasification technology licences were sold to Henan Longyu Coal Chemical Co. Ltd., Datong Coal Mine Group Co. Ltd. and Yunnan Yuntianhua Co. Ltd. in 2008, bringing the total number sold in China to 19. Of these projects, 12 are now in operation using Shell’s coal gasification technology.

We are participants in Hangzhou Natural Gas Company Limited (Shell interest 39%), a joint venture with the Hangzhou Gas Group and Hong Kong China Gas, which supplies natural gas to industrial and commercial customers in Hangzhou, China.

Egypt  Shell holds an 18% interest in Natgas, a local gas distribution company in Egypt.

India  Shell holds a 74% interest in three legal entities that own assets in Hazira in the state of Gujarat, including a LNG regasification and storage terminal, port facilities and marketing activities. The terminal, commissioned in 2005, regasifies imported LNG and sells it to customers in Gujarat and north-west India.

Iran  A project framework agreement for the Persian LNG project (Shell interest 25%) was signed in 2004 with Repsol and the National Iranian Oil Co. to take forward the Persian LNG project to the next stage of design. Under this agreement, it is envisaged that Shell would acquire a 50% interest in a project to develop phases of the South Pars field in the Northern Gulf and a 25% interest in the midstream liquefaction company. Front-end engineering design work for the offshore facilities and for the liquefaction plant continued during 2008. The parties will not reach a final decision on whether to proceed with the project until the remaining significant commercial and engineering work is complete.

Iraq  Shell and Iraq’s Ministry of Oil signed a heads of agreement on September 22, 2008, that outlines the commercial principles to establish

36  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

GAS & POWER

an incorporated joint venture between the state-run South Gas Company and Shell for gathering, processing and marketing natural gas produced within the fields of the Governorate of Basrah. At year end some 700 million scf/d of natural gas was being flared in southern Iraq.

Libya  Shell and National Oil Corporation of the Great Socialist People’s Libyan Arab Jamahiriya signed an LNG development agreement in May 2005 for the rejuvenation and upgrade of the existing LNG plant at Marsa Al Brega on the Libyan coast. The agreement includes the exploration and development of five areas located in Libya’s major oil and gas producing Sirte Basin. With seismic data acquisition and analysis now complete, exploration drilling started in March 2008. Options to expand Marsa Al Brega and possibly build a new LNG plant are features of the agreement.

Malaysia  Shell holds a 15% interest in each of the Malaysia LNG Dua Sendirian Berhad and Malaysia LNG Tiga Sendirian Berhad projects. Current total LNG capacity is 14.6 mtpa (at 100%) for the two projects together, and the Dua plant is currently undergoing a minor expansion. Our interests in the Dua and Tiga plants are due to expire in 2015 and 2023, respectively.

Located adjacent to the LNG facilities is a GTL plant, operated by Shell MDS (Malaysia) Sendirian Berhad (Shell interest 72%). This 14,700 b/d capacity plant converts three million cubic metres per day of natural gas into high-quality middle distillates and other speciality products using Shell-developed technology. It supplies a wide range of liquid and wax products to markets around the world.

Nigeria  Shell has a 25.6% interest in Nigeria LNG Ltd. (NLNG), which operates six LNG trains with a total capacity of 21.6 mtpa (100%). NLNG is also progressing development for a possible seventh LNG train, but as yet no final investment decision has been taken on this project. NLNG currently has operational control of 24 LNG vessels.

Shell has a 19.5% interest in the Olokola LNG project in Nigeria; other participants include the Nigerian National Petroleum Corporation (NNPC). This project is currently in the engineering and design phase.

Shell has an 18% interest in the West Africa Gas Pipeline Project. This project is under construction and is planned to supply gas from Nigeria to the neighbouring countries of Ghana, Benin and Togo from 2009 onward.

Within Nigeria, we operate a gas sales and distribution company, Shell Nigeria Gas (Shell interest 100%), to supply gas to a number of industrial and commercial customers in the south of the country.

Also in Nigeria, Shell and our partners began commissioning and the start up of the Afam VI power plant with a capacity of 640 MW (at 100% capacity) in the Niger Delta (Shell interest 30%).

Oman  Shell has a 30% interest in Oman LNG L.L.C. (Oman LNG). This company has an LNG capacity of 7.1 mtpa. Most of the LNG is sold to customers in Korea and Japan under long-term contracts, with remaining volumes sold under short-term sales agreements. The Qalhat LNG S.A.O.C. project (in which Oman LNG has a 36.8% equity interest, giving Shell an 11% indirect interest) was commissioned in 2005, with a capacity of 3.7 mtpa.

Qatar  In 2006, following approval from Qatar Petroleum, Shell made the final investment decision and began construction on the integrated Pearl GTL project under a development and production-sharing agreement with the government of Qatar. Shell provides 100% of project funding. Construction continues on the fully integrated project which will include upstream production of some 1.6 bcf/d of well-head gas from Qatar’s North Field, transport and processing of the gas to produce around 120,000 boe/d of natural gas liquids and ethane, and an onshore GTL complex to convert the remaining gas into 140,000 b/d of liquid hydrocarbon products.

Construction of the Qatargas 4 LNG project also continued during 2008 (Shell interest 30%). The project comprises the integrated development of upstream gas production facilities to produce 1.4 bcf/d of natural gas including an average of approximately 70,000 b/d of associated natural gas liquids from Qatar’s North Field, a single LNG train yielding around 7.8 mtpa of LNG, and shipping of the LNG to the market.

Russia  Shell holds a 27.5% interest in Sakhalin Energy Investment Company (SEIC), together with majority participant OAO Gazprom (50% interest plus one share) with Mitsui and Mitsubishi holding a 12.5% and 10% interest respectively. This project includes a two-train LNG plant with a total capacity of 9.6 mtpa. Construction was nearing completion at year-end 2008.

South Korea  In October 2008, Shell sold a coal gasification licence to Korean Western Power Co. Ltd. who plan to use our coal gasification technology in an integrated gasification combined cycle power plant.

USA and Canada
During 2008, the Gas & Power business portfolio in North America included capacity rights in US LNG import terminals; natural gas and power marketing, trading and gas storage; long-term gas transportation contracts; long-term power tolling contracts and energy management services as well as interests in wind energy projects.

LNG import capacity rights are located at the Cove Point and Elba Island regasification terminals. Construction continues on the Elba Island regasification terminal expansion where Shell has entered into an agreement with the terminal owner for capacity rights to the terminal expansion and pipeline linking the terminal with an existing main gas pipeline.

Shell Energy North America (USA) signed a purchase agreement to acquire the assets of Enspire Energy, LLC, a Virginia-based energy marketing company that serves throughout the mid-Atlantic USA. The purchase was finalised in early 2009.

In the wind energy business, construction was completed on the 164 MW Mount Storm wind project in West Virginia and the 100 MW expansion (Shell interest 50%).

Other Americas
Bolivia  At the beginning of 2008, Shell held a 25% interest in Transredes, an oil and gas pipeline company that owns over 5,600 kilometres of pipeline network. Shell also participates in natural gas exports to Brazil through a pipeline owned by Gas Transboliviano S.A. (Shell interest 17%) that is interconnected to Transredes.

On May 1, 2006, the Bolivian Government issued a nationalisation decree for hydrocarbon natural resources and related processing and transportation elements. Shell and the government mutually agreed compensation for Shell’s interests in Transredes. The transfer closed at year-end 2008. In addition, there are continuing discussions with the government regarding Gas Transboliviano S.A. where Shell retains a

Shell Annual Report and Form 20-F 2008  37

BUSINESS REVIEW

GAS & POWER

residual 17% interest (reduced from the combined Shell interests of 30% due to the loss of Transredes’ holdings in Gas Transboliviano S.A.).

Brazil  Companhia de Gas de São Paulo (Comgás) is a Brazilian natural gas distribution company in the state of São Paulo. Shell holds an 18% interest in the company.

Transportadora Brasileira Bolivia Brasil S.A., (Shell interest 4%), connected to Gas Transboliviano S.A., constitutes the Brazilian side of the Bolivia-Brazil pipeline with around 2,200 kilometres of pipeline network covering five Brazilian states.

In western Brazil, Shell has a 50% interest across four companies related to an integrated natural gas pipeline from Bolivia to Brazil and a 480 MW power station in Cuiabá.

Mexico  Shell has a 50% interest in an LNG regasification terminal at Altamira, Tamaulipas, on Mexico’s Gulf coast. The facility started commercial operations in September 2006 and has a capacity of 4.4 mtpa. A separate marketing company (Shell interest 75%) holds the capacity rights in the terminal and will supply up to the equivalent of 3.9 mtpa of natural gas for 15 years to the state power company, Comisión Federal de Electricidad. Construction was completed in 2008 for the Costa Azul LNG import terminal in Baja California on Mexico’s west coast where Shell holds capacity rights totalling 3.75 mtpa.

LNG SUPPLY AND SHIPPING
Four operations aim to secure LNG supplies for downstream natural gas markets: Shell Western LNG (SWLNG); Shell Eastern LNG (SELNG); Shell International Trading Middle East LNG (SITME LNG); and Shell North American LNG (SNALNG) (all Shell interests 100%). These operations primarily use ships (currently a fleet of nine, of which one is on long-term-charter to a third party) which have been acquired, leased or chartered by Shell Tankers Singapore Limited, Shell Tankers (UK) Ltd, Shell Bermuda (Overseas) Ltd., and SWLNG. All of the nine LNG vessels in the shipping fleet are managed by Shell International Trading and Shipping Company Limited.

Opportunities to optimise the composition of the LNG shipping fleet and ensure continued access to efficient and high-quality shipping tonnage are reviewed periodically. The sale of one ship was completed in early 2008.

SHELL INTEREST, DIRECT AND INDIRECT, IN LNG LIQUEFACTION PLANT CAPACITY (At December 31, 2008)
		Shell interest (%)	100% capacity mtpa[A]
Australia North West Shelf	Karratha	22	16.3
Brunei LNG	Lumut	25	7.8
Malaysia LNG (Dua and Tiga)	Bintulu	15	14.6	[B]
Nigeria LNG	Bonny	26	21.6
Oman LNG	Sur	30	7.1
Qalhat (Oman) LNG	Sur	11	3.7

[A]	As reported by the operator.
[B]	Our interests in the Dua and Tiga plants are due to expire in 2015 and 2023 respectively.

CAPACITY UNDER CONSTRUCTION (At December 31, 2008)
		Shell interest (%)		100% capacity mtpa[A]
Sakhalin II Train 1 and 2	Sakhalin Island	27.5		9.6
Qatargas 4	Ras Laffan	30		7.8
Australia Pluto 1	Karratha	31	[B]	4.3

[A]	As reported by the operator.
[B]	Based on 90% Woodside shareholding in the Pluto 1 plant.

SHELL SHARE OF LNG SALES VOLUME			mt
	2008	2007	2006
Australia	2.6	2.6	2.6
Brunei	1.8	1.9	1.9
Malaysia	2.3	2.3	2.1
Nigeria	4.2	4.2	3.3
Oman	2.2	2.2	2.2

Total	13.1	13.2	12.1

LNG REGASIFICATION TERMINAL CAPACITY (At December 31, 2008)
		Shell capacity rights
Project name	Location	(mtpa)		Capacity right period		Status	Start-up date
Huelva	Huelva, Spain	0.2	[A]	2001-2009		In operation	1988
Cartagena	Cartagena, Spain	0.0	[A]	2002-2034	[B]	In operation	1989
Barcelona	Barcelona, Spain	0.9	[A]	2005-2020		In operation	1969
Hazira	Gujarat, India	2.2		from 2005		In operation	2005
Altamira	Altamira, Mexico	3.3		from 2006		In operation	2006
Cove Point	Lusby, MD, USA	1.8		2003-2023		In operation	2003
Costa Azul	Baja California, Mexico	3.8		2008-2028		In operation	2008
Elba Island[C]	Elba Island, GA, USA	2.8		2006-2036		In operation	2006
Elba Expansion	Elba Island, GA, USA	4.2		2010-2035		In construction	2010

[A]	Capacity rights as at end 2008, which will change over capacity right period.
[B]	No capacity right in 2008. Capacity starts in January 2010.
[C]	Capacity leased to third party until 2010.

38  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

GAS & POWER

LNG GAS CARRIERS (At December 31)[A]
	number of ships				thousand cubic metres
Contract	2008	2007		2006	2008	2007	2006
Owned/demise-hire (LNG)	5	6	[B]	6	657	797	797
Time-Charter (LNG)[C]	4	5		4	566	849	573

Total	9	11		10	1,233	1,646	1,370

[A]	Excludes LNG ships owned or chartered by LNG joint ventures.
[B]	One of these ships with a capacity of 139,000 cubic metres was sold in 2008.
[C]	Three of these ships were on flexible charter based on market demand.

GTL PLANTS (At December 31, 2008)
	Location	Shell interest (%)	100% capacity (b/d)	Status
Malaysia	Bintulu	72	14,700	In operation
Pearl Train 1	Qatar	100	70,000	In construction
Pearl Train 2	Qatar	100	70,000	In construction

COAL GASIFICATION ASSETS (At December 31, 2008)
	Location	Shell interest (%)	100% capacity (tonnes/day)
China	Yueyang	50	2,000

WIND POWER GENERATION CAPACITY (At December 31, 2008)
Project name	Location	Shell interest (%)	100% capacity (MW)	Status
Cabazon Pass	California, USA	50	41	In operation
Whitewater Hill	California, USA	50	62	In operation
Rock River	Wyoming, USA	50	50	In operation
Top of Iowa	Iowa, USA	50	80	In operation
White Deer	Texas, USA	50	80	In operation
Colorado Green	Colorado, USA	50	162	In operation
Brazos	Texas, USA	50	160	In operation
Harburg	Harburg, Germany	100	4	In operation
La Muela	La Muela, Spain	40	99	In operation
NoordzeeWind	Egmond aan Zee, the Netherlands	50	108	In operation
Mount Storm Phase I	West Virginia, USA	50	164	In operation
Mount Storm Phase II	West Virginia, USA	50	100	In operation

SOLAR PANEL PRODUCTION FACILITY (At December 31, 2008)
			100% capacity
Name	Location	Shell interest (%)	(MW/year)
Avancis	Torgau, Germany	50	20

Shell Annual Report and Form 20-F 2008  39

BUSINESS REVIEW

OIL SANDS

KEY FEATURES

•	Segment earnings of $941 million.
•	Net production of 78,000 b/d.
•	Expansion 1, a 100,000 b/d (60,000 b/d Shell share) expansion of our bitumen mining, extraction and upgrading facilities, achieved 50% construction completion.
•	Should the current low oil price and high cost environment continue, it will negatively affect the financial performance of Oil Sands in 2009.

EARNINGS	$ million
	2008	2007	2006
Revenue (including inter-segment sales)	3,768	2,854	2,499
Purchases (including change in inventories)	(1,069)	(1,010)	(830)
Depreciation	(173)	(166)	(172)
Operating expenses[A]	(1,268)	(967)	(722)
Other income/(expense)	(5)	(5)	(1)
Taxation	(312)	(124)	(123)

Segment earnings	941	582	651

[A]	Operating expenses include items such as pre-development and centrally allocated costs that are not included for purposes of calculating unit operating costs. The Oil Sands unit operating cost per barrel was $38.15 for 2008 (2007: $28.92).

OVERVIEW
Shell’s Oil Sands business operates in Canada and employed on average 1,000 employees and, including some 1,000 Albian Sands Energy Inc. employees who operate the Muskeg River Mine, there are over 2,000 people working in the Athabasca Oil Sands Project (AOSP). Oil Sands is part of our downstream organisation and produces crude oil for use as refinery feedstock.

The Muskeg River Mine extracts heavy oil, called bitumen, from the oil sands in north-east Alberta. In oil sands mining, oil sand ore, a mix of oil and sand, is excavated using trucks and shovels. The material is mixed with warm water to separate the oil, or bitumen, from the sand. The bitumen is then shipped via pipeline to the Scotford Upgrader.

The Scotford Upgrader, located next to Shell’s Scotford Refinery near Fort Saskatchewan, Alberta, turns the bitumen from the Muskeg River Mine into a wide range of synthetic crude oils. Scotford’s upgrading process adds hydrogen to the bitumen, breaking up the large hydrocarbon molecules in a process called hydrogen-addition, or hydrogen-conversion. A significant portion of the Scotford Upgrader’s output is sold to the Scotford Refinery. The balance of the Oil Sands crude oil is sold to the general marketplace in Canada and the USA.

The main performance indicator for the Oil Sands business is bitumen production, measured in barrels per day, representing the volume of bitumen extracted from the oil sands. Optimising bitumen production through our focus on reliability is a key driver of our profitability.

Tailings, the residual by-product that remains after the bitumen is separated from the mined oil sands ore, is an important matter for the oil sands mining industry. Tailings are composed of residual bitumen, water, sand, silt and clay particles. Initially when a mine first opens tailings are stored in an external pit with a dam constructed of compacted low-grade oil sand. Once an area that has been mined is available, dykes are then constructed inside the mined pit to hold future tailings. Due to the large mined area, these tailing pits or ponds (due to the water content of the tailings) can become quite large. Currently, Shell’s tailings pond is approximately 12 km2 with a government approved extension project under way. Shell’s tailing management plan is designed to remove all water and then blend and treat the remaining solid tailings in order to reclaim the land for equivalent pre-development land capability (for example, revegetation or reforestation) as required by the Alberta government.

EARNINGS 2008 COMPARED TO 2007 AND 2006
Segment earnings in 2008 were $941 million, compared to $582 million in 2007 and $651 million in 2006. Segment earnings in 2008 benefited from higher oil prices during the first three quarters of the year.

Earnings in 2008 were adversely affected by higher overall operating costs, mainly driven by the overheated Alberta economy (where competition for skilled resources and materials remained high for most of the year due to the rapid growth of multiple oil sands projects), lower bitumen production volumes and a sharp decline in oil prices in the fourth quarter. Earnings in 2007 were affected by an unplanned shutdown in September as well as a fire at the Scotford Upgrader, and included a $94 million gain associated with a Canadian tax rate change. In 2006, there was a $120 million gain related to a tax rate change. Earnings in 2006 were affected by the first major scheduled maintenance turnaround at the Muskeg River Mine and Scotford Upgrader.

In line with the new royalty framework of the Alberta government, the AOSP achieved project post-payout status in the third quarter thereby increasing royalty expenses. Payout occurred when all of the project costs had been recovered through project revenues and the effective royalty rate moved from 1% of gross revenue to 25% of net revenue. As a result of the steep decline in oil prices in the fourth quarter, the AOSP received a refund of royalties paid at the higher rate as allowable deductible costs exceeded revenues, which effectively returned the royalty rate to 1% of gross revenue for the year.

Shell’s share of the AOSP net bitumen production for 2008 averaged 78,000 b/d, compared with 81,000 b/d in 2007 and 82,000 b/d in 2006. Net production represents total bitumen production after the deduction of royalty expenses, converted to a barrel equivalent basis, to the Alberta government. The average realised oil price for 2008 was $88.98 a barrel compared to $61.97 a barrel in 2007 and $53.93 a barrel in 2006.

Production was lower in 2008 than 2007 due to lower than planned ore grade, in part attributable to the execution of the mine tailings management plan. Production was also negatively affected by planned mine maintenance, severe weather, unplanned maintenance, an unplanned shutdown and truck and shovel availability in the early part of the year.

CAPITAL INVESTMENT AND PORTFOLIO ACTIONS
Capital investment was $3.1 billion in 2008, up from $1.9 billion in 2007. Our main investments for the year, as they were in 2007, were on the first expansion phase (Expansion 1) of the AOSP. Expansion 1 will raise production by some 100,000 b/d (60,000 b/d Shell share). Other investments were made on projects associated with tailings management and efficiencies for the existing operations.

Further front-end engineering and design work on AOSP Expansions 2 and 3 has been postponed until market conditions and economics improve. However, we will seek to maintain production growth momentum at both the Muskeg River Mine and Scotford Upgrader with projects that will enhance the efficiency and performance at both sites to increase production volumes. Future growth opportunities continue to be

40  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

OIL SANDS

assessed, including review through the regulatory process, such as additional expansion in the Jackpine Mine area and potential development of a new mine in the Pierre River area.

OUTLOOK AND STRATEGY
Our strategy is to be a leading oil sands operator by focusing on operational excellence and profitable growth. We pursue this strategy by optimising operations at Shell’s current facilities as well as by managing our extensive and high-quality portfolio of land holdings. By continuing to build on the capabilities and experience of Shell staff, while simultaneously managing the business within the overarching principles of health, safety, security and environment (HSSE), including sustainable development, we believe that we are well positioned for continued improvement over time.

The Oil Sands business environment continued to be challenging in 2008 with rising capital and operating costs and shortages of craft labour. In the latter half of the year, the industry saw a marked slowdown in projects being developed, with several postponement announcements citing unfavourable costs and deteriorating economics overall, due in part to lower oil prices.

In 2009 many of the factors contributing to higher costs in the Alberta oil sands market are expected to diminish. For instance, it is expected that the postponement of projects in 2008, along with the general slowdown in economic conditions, will result in reduced demand for craft and skilled labour as well as lower commodity prices, contributing to a lower cost environment. However, it is not clear when costs will diminish and if they will fully reflect the above factors. In addition, lower oil prices would also impact revenue in 2009. Evolving policy with respect to greenhouse gas emissions, royalty scheme legislation and environmental management issues will continue to challenge our business and the whole industry.

Tailings management is an important part of our operations. Tailings contain some residual hydrocarbon. Through the recovery process there is also a concentration of naphthenic acid in the water associated with the tailings. As with some conventional mining operations, tailings are toxic and are assessed and managed to reduce associated risks. Accordingly, surface and ground water and wildlife protection are important considerations in our operations. Additionally, some of our tailings have a high clay content and high capacity to hold water, making it difficult to stabilise and reclaim. In response to these challenges, Shell operates tailings facilities based on dam engineering and construction, regular maintenance, water recycling, surface and ground water monitoring and wildlife deterrence. In addition, we continue to conduct research and development into technologies which, ultimately, should enable us to reclaim the tailings areas to a dry landscape in accordance with regulatory requirements. In 2009 the Alberta Energy Resources and Conservation Board (ERCB), which regulates Alberta’s energy resources, issued a new tailings directive. Shell has been actively engaged in reviewing and providing input to the ERCB on the new directive. We are assessing our future tailings management and development plans to incorporate its requirements.

The nature and extent of greenhouse gas legislation in Canada as a whole remains uncertain. However, the current Alberta government has introduced, and the Canadian federal government intends to introduce, legislation that requires reductions in allowable emissions of CO2 in relation to oil sands production. Under the Alberta government legislation that came into effect in July 2007, companies that do not meet set intensity targets, and have not purchased offsets to reduce intensity to the required levels, are required to pay up to C$15.00 per tonne of CO2 to the province’s Climate Change and Emissions Management Fund until the intensity targets are achieved. To achieve these targets, the Oil Sands business is pursuing energy-efficiency programmes and technology to capture and store CO2. Additionally, Oil Sands continues to invest in research and development focused on innovative technologies to reduce emissions. Reductions in allowable emissions due to legislation could affect current production and future expansions.

The Alberta government has implemented a new royalty framework effective January 1, 2009. This new legislation will increase royalty rates in both the pre-payout and post-payout periods. Both pre-payout and post-payout royalties are based on a sliding scale as the price of WTI moves from $55.00 to $120.00 per barrel in Canadian dollars. Based on the WTI sliding scale, the pre-payout royalty rate increases from 1% through to 9% of gross revenues, and post-payout royalty rate increases from 25% through to 40% of net revenues.

RESERVES
Details of Shell subsidiaries’ estimated net proven and probable minable oil sands reserves are summarised in the following table and are set out in “Supplementary Information – Oil sands (unaudited)” on page 171. Minable oil sands reserves cannot be measured exactly since estimation of reserves involves subjective judgement. Estimates remain subject to revision. Proven and probable minable oil sands reserves are net of any quantities that are to be taken by others as royalties in kind.

Shell has significant interests in proven minable oil sands reserves in Canada associated with the Athabasca Oil Sands Project. Shell views these reserves and their development as an integral part of downstream operations. Since SEC regulations define these reserves as mining-related and not part of conventional oil and gas reserves, they are presented separately to the conventional oil and gas reserves.

The Muskeg River Mine development on Lease 13 was designed to access proven and probable reserves from Lease 13 west of the Muskeg River. At the average design production level of 155,000 b/d, 1.7 billion barrels of bitumen were initially estimated to be recoverable over the project life. The ultimate pit limits, mine-plans, and remaining reserve estimates are updated annually to incorporate the results from the development drilling programmes and the actual performance of the processing facilities. The reserve estimates are based on the results from over 1,940 drill holes completed since inception.

The Jackpine Mine development on Lease 13 was designed to access proven and probable reserves of 1.3 billion barrels from Lease 13 east of Jackpine Creek at the average design production level of 100,000 b/d. The ultimate pit limits and mine plans were determined from the detailed mining and tailings development studies for the project. This includes the results from over 990 drill holes completed during the initial exploration drilling programmes and the more recent development drilling programmes.

To provide continuity of disclosure to the investor as well as to continue to provide SEC Industry Guide 7 disclosures, both proven and proven plus probable minable oil sands reserves are being provided for 2008. The opening balance for 2008 for net proven minable oil sands reserves was 1,111 million barrels. Net proven and probable minable oil sands reserves were 1,346 million barrels at December 31, 2008, a net reduction of 98 million barrels compared to 2007 (before taking account of production of 29 million barrels). The net reserves reductions for 2008 are primarily due to the Jackpine Mine Royalty Ring Fence ruling from the Alberta government approved in March 2008, the new 2009 Alberta Royalty regime, technical reassessment of existing proven and probable reserves and updated bitumen pricing. The minable oil sands reserves are not included in the standardised measure of discounted cash flows for conventional oil and gas reserves presented on pages 169 to 170.

Shell Annual Report and Form 20-F 2008  41

BUSINESS REVIEW

OIL SANDS

MINED OIL SANDS PRODUCTION[A]	thousand b/d
	2008	2007	2006
Athabasca Oil Sands Project before royalties (Gross)	76	85	83
Athabasca Oil Sands Project after royalties (Net)[B]	78	81	82

[A]	Volumes represent Shell’s share of production (60%).
[B]	In 2008, net production exceeded gross production due to a refund of royalties paid in 2007. The Alberta Government in 2008 approved the inclusion of additional eligible costs to the project and extended the project post-payout timeframe into 2008. Accordingly, the royalty rate for 2007 reverted back to 1% of gross revenue from 25% of net revenue resulting in a refund of royalties previously paid at the higher rate. The royalty refund was then converted to a barrel equivalent increasing annual production after royalties by 3,000 barrels per day.

PROVEN AND PROBABLE MINABLE OIL SANDS
RESERVES (At December 31)		million barrels
	2008	2007	2006
Shell subsidiaries
Net proven reserves[A]	997	1,111	1,134
Net probable reserves[B]	349	362	341

Net proven and probable reserves	1,346	1,473	1,475

[A]	Proven minable oil sands reserves are computed from dimensions revealed in drill holes and the bitumen grades are computed from the results of detailed sampling. The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth, and bitumen content of the reserves are well established.
[B]	Probable minable oil sands reserves are computed from information similar to that used for proven reserves, however, the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. Although the degree of assurance is less than that for proven reserves, it is sufficient to assume continuity between points of observation.

BUSINESS AND PROPERTY
The existing Oil Sands mining interest is held through a joint venture (Shell interest 60%) with Chevron and Marathon Oil, each having a 20% interest. Shell has substantial oil sands lease holdings in the Athabasca region of northern Alberta covering over 1,330 km2 that have the potential for recovery by surface mining. Initial commercial development of these leases started in 1999. This initial stage of development, referred to as the Muskeg River Mine, is located on the western part of Oil Sands Lease No. 7277080T13 (Lease 13).

Shell originally acquired the mineral rights to Lease 13 (7277080T13) in 1956. The Lease 13 resource has since been thoroughly characterised in association with a variety of development studies; however the Muskeg River mining area developments represent the first commercial operation on the lease. With the start of commercial mine operations on the western portion of Lease 13, the whole of Lease 13 covering 240 km2 is characterised as having “continued producing” status and the right to access the bitumen resource on the lease has been extended indefinitely so long as production is continuing. After the establishment of the AOSP joint venture in 1999, Lease 13 was formally transferred to Albian Sands Energy Inc. to be held in trust for the AOSP joint venture participants.

Lease 13 is situated immediately east of the Athabasca River Valley. Most of the lease comprises gently undulating terrain that ranges in elevation from 330 metres above sea level in the southeast to 284 metres in the west. The McMurray Formation is the contiguous geological unit containing the bitumen hydrocarbon resource. The formation was laid down in a marine shoreline setting and consists generally of a sequence of sediments that get finer in an upward direction – from pebbles five millimetres in diameter, through sand, to silt and mud 0.06 millimetres in diameter and finer.

Where the McMurray Formation contains bitumen in a sand-sized sediment coarser than approximately 0.12 millimetres, it is characterised as oil sands. The McMurray Formation is present at varying depths beneath the ground over much of northern Alberta. Over 3,400 km2 of land has been classified by the ERCB as “surface minable”. Within this area, the McMurray Formation is near surface and can be excavated with existing mining equipment. The Devonian limestone that lies beneath the McMurray Formation is between 20 to 150 metres from the surface.

The AOSP’s surface minable development is in north-east Alberta approximately 75 kilometres north of the city of Fort McMurray, and is readily accessible by public roads. Both mining areas (Muskeg River currently in operation and Jackpine under construction) have integrated oil sands mining and mineral processing facilities.

The oil sands ore is open-pit mined, using a truck and shovel operation, and the mined ore is processed in on-site bitumen extraction and clean-up facilities to yield a bitumen product. Power and steam for the operations are provided from an on-site co-generation facility, which is owned and operated by an independent power company, in combination with boiler facilities owned by the joint venture. The bitumen, diluted to flow better, is transported by pipeline for processing at the Scotford Upgrader, located in the Edmonton area of central Alberta. Scotford’s upgrading process adds hydrogen to the bitumen, breaking up the large hydrocarbon molecules. This process produces a wide range of synthetic crude oils that are suitable feedstock for refineries, which will process them into refined products such as gasoline. The Scotford Upgrader began operations in late 2002 and has a production design capacity rate of 155,000 b/d (93,000 b/d Shell share).

The Muskeg River Mine received primary regulatory approvals in 1999. An application to amend this approval was submitted to the ERCB and Alberta Environment (AENV) in April 2005. This amendment increased bitumen production to 270,000 b/d (162,000 b/d Shell share) and included the addition of minable bitumen resources on Shell’s Oil Sands Lease 90 (7280880T90) and Oil Sands Lease AT30 (7280090AT30.) Lease AT30 was acquired from Syncrude through a commercial swap arrangement. The application provided significant background detail on the geology, mine planning features, and a development scheme for the expansion of processing facilities and mine production levels at the Muskeg River Mine. The application formed the basis of the approval from the ERCB for the expanded Muskeg River Mine in December 2006.

At year-end, the first expansion, as agreed by Shell and the other joint venture participants in 2006, was proceeding with mining and the associated bitumen extraction processing plant at the Jackpine Mine with a production capacity of 100,000 b/d (60,000 b/d Shell share) linked to expanded bitumen froth treatment facilities at the Muskeg River Mine facility. This was done with a view to (i) provide increased operational flexibility with two mining pits, (ii) take advantage of installed infrastructure at the Muskeg River Mine, and (iii) reduce execution risk by spreading the construction work forces over two construction sites. The initial Jackpine mining area development on Lease 13, with a production capacity of 200,000 b/d, (120,000 b/d Shell share), received separate regulatory approval in 2004. Future growth plans will consider additional production from Muskeg River and expanded processing facilities and production at the Jackpine site, all under existing regulatory approvals.

Shell also holds a number of other minable oil sands leases in the Athabasca region with expiry dates ranging from 2008 to 2020. By completing a minimum level of development prior to their expiry, leases may be extended, and in 2008 leases were extended and did not expire. There are no current, and no known previous, commercial operations on any of these lease holdings.

42  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

OIL PRODUCTS

KEY FEATURES

•	Segment earnings of $446 million.
•	Refinery availability of 91%.
•	Sales completed of three French refineries.
•	Construction progress on the 325,000 b/d expansion of the Motiva Port Arthur refinery in the USA.
•	Progress made on selling a number of our non-core businesses in Africa.
•	Key research developments in biofuels.
•	A continued global economic downturn and the impact on demand would make 2009 a challenging year.

EARNINGS	$ million
	2008	2007	2006
Revenue (including inter-segment sales)	372,603	286,072	251,309
Purchases (including change in inventories)	(346,335)	(252,763)	(222,962)
Depreciation	(2,686)	(2,440)	(2,580)
Operating expenses	(22,796)	(19,551)	(18,389)
Share of profit of equity-accounted investments	(220)	2,221	1,712
Other income/(expense)	(75)	13	7
Taxation	(45)	(3,113)	(1,972)

Segment earnings	446	10,439	7,125

COUNTRIES IN WHICH OIL PRODUCTS HAS ACTIVITIES
Europe	Africa, Asia, Australia/Oceania	USA
Austria
Belgium
Bulgaria
Czech Republic
Denmark
Finland
France
Germany
Gibraltar
Greece
Hungary
Ireland
Italy
Luxembourg
The Netherlands
Norway
Poland
Portugal
Slovakia
Slovenia
Spain
Sweden
Switzerland
Turkey
UK
Ukraine	Algeria Australia Benin Botswana Brunei Burkina Faso Cape Verde Islands China Cote d’Ivoire Egypt Ghana Guam Guinea India Indonesia Iran Japan Kenya Laos Madagascar Malaysia Mali Mauritius Morocco	Namibia
New Zealand
Nigeria
Oman
Pakistan
Philippines
La Réunion
Russia
Saudi Arabia
Senegal
Singapore
South Africa
South Korea
Sri Lanka
Taiwan
Tanzania
Thailand
Togo
Tunisia
Uganda
United Arab
  Emirates
Vietnam
Other Americas
Argentina
Bolivia
Brazil
Canada
Chile
Colombia
Costa Rica
Dominican Republic
Ecuador
El Salvador
French Antilles
  & Guiana
Guatemala
Honduras
Jamaica
Mexico
Nicaragua
Panama
Peru
Puerto Rico
Surinam
Trinidad & Tobago
Venezuela

OVERVIEW
Oil Products is part of Shell’s downstream organisation and is made up of a number of different businesses. Collectively these turn crude oil, and synthetic crude from our Oil Sands operations, into a range of refined products, which is moved and marketed around the world for domestic, industrial and transport use. These include gasoline, diesel, heating oil, aviation fuel, marine fuel, lubricants and bitumen.

Our Manufacturing business includes Refining and Supply; Trading buys and sells products primarily to optimise feedstock for our manufacturing business; and Marketing includes our Retail, Business to Business (B2B), Lubricants businesses and a Future Fuels and CO2 business.
Oil Products has a presence in approximately 100 countries and territories and employed on average 58,000 people in 2008. We generated in 2008 $373 billion of revenue and earnings of $0.4 billion.

One key way of monitoring the reliability of our refining system is to measure the percentage of time manufacturing units were available to produce products. This measure supports the Manufacturing strategy of excellence in the following areas: process safety; personal safety; environment; product quality; and costs and margin maximisation.

EARNINGS 2008 COMPARED TO 2007 AND 2006
Segment earnings in 2008 were $446 million, compared to $10,439 million in 2007 and $7,125 million in 2006. In 2008, segment earnings were adversely impacted by falling crude prices on our inventory by $4,709 million. This adverse impact is caused by the price difference between the purchase date of crude for conversion and products and the date of sale of the product. The price of our purchases and sales are both linked to the crude price at the transaction date. In a declining crude price environment the purchase is made at a higher price when compared to a lower price at the moment of the sale.

In 2008, after taking into account the impact of falling crude prices on our inventory, earnings fell by 26% from 2007. In Refining, earnings were below that of 2007, due to lower realised margins in the USA, which were partly offset by higher realised margins in Europe and the Asia-Pacific region. Additionally, refining earnings were adversely impacted by higher unplanned downtime (6.5% compared to 5.7% in 2007), which included the hurricane impact in the US Gulf Coast region, currency exchange impact, and higher operating costs. In Marketing, earnings excluding impairments, increased due to higher retail, B2B and base oil lubricants margins, which were partly offset by lower marketing sales volumes and currency exchange impact. In Trading, earnings were higher than 2007, driven by the return of more favourable trading conditions during the year as the market shifted back into contango (forward prices higher than current spot prices) and benefiting from arbitrage opportunities (the pricing difference between markets).

Earnings in 2008 included net gains of $25 million. Gains from divestments included the benefit of the sale of our refineries in France and Dominican Republic and there were tax credits in Italy and Canada. This was partly offset by impairment charges (mainly goodwill relating to Pennzoil-Quaker State).

Commodity derivatives are recorded at fair value, which is based on market prices, and physical crude oil and oil products inventories are recorded at the lower of historical cost or net realisable value. Consequently, Oil Products earnings were impacted by non-cash charges of some $200 million in 2008.

In 2008, revenue increased $86,531 million from 2007 reflecting higher average crude prices in 2008.

In 2008 gross margin (revenue less purchases) declined $7,041 million from 2007 levels, reflecting, higher realised refining margins in Europe and Asia-Pacific, retail margins, B2B and base oil lubricants margins, which were more than offset by the negative impact of price on inventory, lower realised refining margins in the USA and higher unplanned refinery downtime.

Depreciation in 2008 increased by $246 million largely as a result of impairments.

Shell Annual Report and Form 20-F 2008  43

BUSINESS REVIEW

OIL PRODUCTS

Operating expenses, including divestment gains, increased in 2008 compared to 2007. The increase reflected increased refinery maintenance costs, higher trading costs, increased energy related costs, lower gains from divestments and the effect of a weaker US dollar on non-dollar denominated operating expenses.

Refinery processing intake in 2008 declined around 10% from 2007, reflecting the impact of the sale of our French refineries and higher unplanned outages.

Total product sales volumes in 2008 were 1% lower than 2007. Excluding the impact of divestments, marketing volumes were in line with 2007.

In 2007 and 2006 earnings benefited from the impact of increasing crude prices on inventory by $3,488 million and $98 million respectively.

In 2007, after taking into account the impact of increasing crude prices on our inventory, earnings from our Manufacturing business were lower than 2006, largely due to lower realised refining margins in the second half of the year. This reflected unplanned downtime in certain refinery conversion units, in particular the Pulau Bukom refinery in Singapore and the narrowing of the light-heavy oil price differentials. Refining earnings were adversely impacted by higher unplanned downtime of 5.7% (controllable unplanned downtime 5.4%) compared to 4.9% in 2006. In Marketing, earnings improved and were mainly driven by higher marketing margins in Retail and finished Lubricants. B2B earnings improved, reflecting increased Aviation sales and strong Marine margins, partly offset by lower margins for Commercial Fuels, LPG and Bitumen. In Trading, earnings were below those of 2006 with results adversely affected by less favourable market conditions, particularly in the second half of the year as the markets shifted into backwardation (forward prices lower than current spot prices).

Earnings in 2007 included net gains of $327 million. Gains from divestments, including the non-operational benefit of the Los Angeles refinery sale and tax rate changes in Germany and Canada were partly offset by a number of legal and environmental provisions.

In 2007, revenue increased $34,763 million from 2006 reflecting higher average crude prices in 2007.

In 2007 gross margin increased $4,962 million from 2006 reflecting stronger retail margins and the positive impact of price on inventory, partly offset by lower realised refining margins.

Depreciation in 2007 declined $140 million compared to 2006, mainly due to divestments.

Operating expenses, including divestment gains, increased in 2007 compared to 2006. The increase reflected increased refinery maintenance costs, higher trading expenses, increased energy related costs and the effect of a weaker US dollar on non-dollar denominated operating expenses, partly offset by slightly higher gains from divestments.

Refinery processing intake in 2007 declined some 2% from 2006. Excluding the Los Angeles refinery divestment, intake was marginally down as a result of major turnarounds and unplanned outages.

Total product sales volumes in 2007 were 2% higher than 2006. Excluding the impact of divestments, marketing volumes were 1% higher than 2006, mainly reflecting higher retail sales.

CAPITAL INVESTMENT AND PORTFOLIO ACTIONS
Capital investment was $3.9 billion in 2008, of which $2.0 billion was in Refining, $1.8 billion was in Marketing and $0.1 billion was new equity and loans in equity-accounted investments. Our main investments in 2008 were in our Refining and Retail businesses. Capital investments were aligned with the strategy of investing in key markets. Refining investments continued to maintain the integrity and performance of the asset base. Retail investments included upgrades in selected European markets and growth in the East (for example China, Malaysia, Indonesia). Lubricants investments continued to prioritise growth in the East (for example China, Russia). In 2008 around 65% of our capital expenditure was allocated to asset integrity and care and maintenance projects. Yearly average for 2006-2008 was around 65%.

We continued to focus on divesting non-strategic assets and redeploying capital to strategic growth regions.

In France, we concluded the sale in March of the Petit Couronne and Reichstett Vendenheim refineries, with a combined capacity of some 220,000 b/d. In April, we also concluded the sale of the Berre-l’Etang refining and petrochemical complex in France, with a refining capacity of 80,000 b/d.

In May, Shell launched a review of long-term ownership options of our downstream businesses in six Central American markets: Costa Rica, El Salvador, Honduras, Guatemala, Panama and Nicaragua. The review is still under way.

The year saw several key developments in biofuels. In March, we announced a joint research and development project with Virent Energy Systems Inc. in the USA to convert plant sugars directly into gasoline and gasoline-blend components. In July, we announced an increase in our interest in Iogen Energy Corporation in Canada from 26.3% to 50% to speed up the development of cellulosic ethanol – a biofuel from straw that can be blended with gasoline. In September, we announced six new biofuels research agreements with academic institutions across the world. They are part of a number of agreements that complement Shell’s own biofuels research and development programme, and are aimed at accelerating results. Our programme investigates new raw materials and new biofuels production processes with a focus on boosting efficiency and lowering costs. The academic research agreements will last between two and five years.

Shell signed a letter of intent with Qatar Petroleum International and PetroChina Company Limited to assess the viability of building a refinery and petrochemical manufacturing complex in China.

In July, we signed an agreement to rebrand as Shell the fuel services in at least 120 service stations in Switzerland.

In September, we announced a strategic review of all of our downstream businesses in Greece and this is still under way.

During 2008, Shell completed the sales of our downstream businesses in Gabon and Lesotho and signed an agreement to sell our share of a joint venture in Zimbabwe to Engen Petroleum Limited. We also sold our downstream businesses in Djibouti, Eritrea, Ethiopia and Sudan to Libya Oil Holdings Limited; and our downstream businesses in Mozambique, Gambia and Swaziland to GALP Energia SGPS, SA.

We completed the sale of our 50% shareholding in Refinería de Petróleo, S.A. in the Dominican Republic.

44  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

OIL PRODUCTS

In 2007 capital investment was $3.9 billion of which $1.7 billion was in Refining, $2 billion was in Marketing and $0.2 billion was new equity and loans in equity-accounted investments. Our main investments were in our Refining and Retail businesses. This included spending on manufacturing asset maintenance, fuel specification, environmental compliance and upgrading and growing the retail network, including acquisitions in Malaysia and the Ukraine.

OUTLOOK AND STRATEGY
Refining margins were robust in Europe and the Asia-Pacific region in 2008, but trended lower in the USA compared with 2007 when the industry experienced extensive refinery disruptions and prolonged shutdowns. Margins in the USA also came under downward pressure as gasoline demand contracted with the deepening of the economic crisis in the latter half of 2008. The outlook for margins in 2009 is weak with the expectation that the advanced economies will be in recession or a period of reduced growth with some knock-on impact on developing economies, at a time when significant new refining capacities are expected to come online globally. However, the eventual levels are uncertain and will be strongly influenced by the depth and duration of the recession and the start-up timing of expected refinery expansions.

Marketing margins will continue to be influenced by oil price volatility, exchange rates and intense competition.

We aim to remain a global leader in the downstream business. To support this aim our strategy is to:

•	Ensure continued asset integrity and operational safety;
•	Continue reshaping our portfolio by investing selectively in key markets and divesting non-strategic assets;
•	Enhance our focus on delivering operational excellence and being a cost leader in the downstream businesses;
•	Reinforce our leading global brand position across the downstream businesses by focusing on initiatives such as differentiated fuels, lubricants and building a material alternative fuels business;
•	Continue to maximise the value of our integrated hydrocarbon value chain by working towards a tighter integration of the Oil Sands, Oil Products and Chemicals businesses;
•	Maintain discipline in our capital spending; and
•	Continue to develop our people.

BUSINESS AND PROPERTY
Manufacturing
Refining
We have interests in more than 40 refineries worldwide with the capacity to process some 4 million barrels of crude oil per day. Our portfolio is global with approximately 40% of our refining capacity in Europe/Africa, 30% in the Americas and 30% in Asia-Pacific. Our refineries make a wide range of products including gasoline, diesel, heating oil, aviation fuel, marine fuel, lubricants and bitumen. As is the case with all of Shell’s businesses, safety is our top priority. In 2008, we continued to strengthen our safety culture and further improved personal and process safety performance in Manufacturing.

Supply and distribution
With 9,000 kilometres of pipeline, 3,000 storage tanks and some 300 distribution facilities in around 70 countries, our Supply and Distribution infrastructure is well organised for global delivery. Deliveries include feedstocks for Shell refineries as well as finished products for Shell’s downstream marketing businesses and customers worldwide.

Marketing
Retail
The Shell branded fuel retail network is the world’s largest with around 45,000 service stations in more than 90 countries. We sell 350 million litres of fuel to approximately 10 million customers every day. With more than 100 years of experience in fuel development we believe we are a leading provider of innovative fuels. Differentiated fuels with special formulations designed to clean engines and improve performance are available in more than 60 countries under the Shell V-Power brand. Our Fuel Economy formula for gasoline and diesel is now available in 21 countries. Our 2008 global customer tracker survey ranked Shell number one globally as the preferred brand of service station.

Lubricants
Shell Lubricants sells more branded lubricants than any other lubricants manufacturer and is also the largest marketer of lubricants overall, with a 13% share of the global finished lubricants market in volume terms (2007). We deliver technically advanced lubricant products to customers across the transport sector in passenger cars, trucks and coaches, as well as in manufacturing, mining, power generation, agriculture and construction industries. Our products are available in around 120 countries. Shell sells more lubricants than any other company in the USA, the world’s largest lubricants market. We are also the leading international lubricants supplier by volume to China, the world’s fastest-growing lubricants market.

Business to business (B2B)
B2B sells fuels and special products and services to a broad range of commercial customers and consists of six separate businesses:

Shell Aviation  Shell Aviation is a leader in the marketing of aviation fuels and lubricants, and in the operation of airport fuelling. It supplies 880 airports across some 70 countries. In 2008, Shell was awarded the Armbrust Award for the World’s Best Jet Fuel Marketer for the second year running and for the third time in the last four years.

Shell Marine Products  Shell Marine Products provides fuels, lubricants and related technical services to the shipping industry through a network of more than 700 ports in some 60 countries. It supplies about 4,000 customers involved in a broad range of shipping operations, including ocean-going tankers, containerships, dry bulk commodity carriers, cruise-liners, ferries, fishing vessels, as well as specialised offshore exploration and production vessels, dredgers, and salvage vessels.

Shell Gas (LPG)  Shell Gas (LPG) provides liquefied petroleum gas and related services to domestic, commercial and industrial customers for activities as diverse as cooking, heating and transport. With around 3,500 distributors and 100,000 points of sale in 32 countries, we supply around 30 million customers.

Shell Commercial Fuels  Shell Commercial Fuels provides transport, industrial and heating fuels and related services to more than 250,000 customers in 55 countries. Commercial Fuels markets 20% of all Shell fuel sold in the world. Our Commercial Road Transport business supplies road haulage and bus companies worldwide through a global network of sites and offers payment through Shell’s card system. More than 500,000 fuel cards are in operation.

Shell Bitumen  Shell Bitumen supplies around 15,000 tonnes of bitumen products every day to more than 1,600 customers worldwide; the equivalent of resurfacing one kilometre of road every three minutes. Shell Bitumen continues to grow in key markets, most notably in the paving solutions and airport sectors. We are also developing innovative products like Warm Asphalt Mix and Shell Floraphalte that can be mixed and laid at lower temperatures to reduce energy use and carbon dioxide emissions.

Shell Annual Report and Form 20-F 2008  45

BUSINESS REVIEW

OIL PRODUCTS

Shell Sulphur Solutions  Shell Sulphur Solutions develops pioneering products that provide innovative uses for sulphur, a natural by-product of oil and gas processing. These already include Shell Thiopave, a paving solution that can prolong road life; Shell Thiocrete, a highly durable, fast-setting concrete; and Shell Thiogro, a new family of fertilisers to enhance crop yields in sulphur-deficient soils.

Future Fuels and CO2
The Future Fuels and CO2 business is responsible for growing emerging businesses or functions to support the development of new transport fuels until a business reaches a level of commercial maturity and is integrated into Shell’s mainstream businesses. These include GTL products, biofuels and hydrogen. Future Fuels and CO2 is also responsible for leading energy conservation and CO2 management activities across Shell.

REFINING

COST OF CRUDE OIL PROCESSED OR CONSUMED[A]		$ per barrel
	2008	2007	2006
Total	94.05	71.83	60.46

[A]	Includes upstream margin on crude supplied by Shell and equity-accounted investment exploration and production companies.

OPERABLE CRUDE OIL DISTILLATION	thousand barrels/
CAPACITY[A]	calendar day[B][F]
	2008	2007	2006
Europe	1,601	1,815	1,823
Africa, Asia, Australia/Oceania	923	953	927
USA	803	835	893
Other Americas	351	350	348

Total	3,678	3,953	3,991

CRUDE OIL PROCESSED[C]	thousand b/d[B]
	2008	2007	2006
Europe	1,394	1,644	1,641
Africa, Asia, Australia/Oceania	683	765	751
USA	751	789	874
Other Americas	294	299	303

Total	3,122	3,497	3,569

Shell share of equity-accounted investments	372	392	417

REFINERY PROCESSING INTAKE[D]	thousand b/d[B]
	2008	2007	2006
Crude oil	3,123	3,496	3,617
Feedstocks	265	283	245

	3,388	3,779	3,862

Europe	1,481	1,731	1,732
Africa, Asia, Australia/Oceania	729	811	808
USA	826	879	956
Other Americas	352	358	366

Total	3,388	3,779	3,862

			mtpa

Metric equivalent	167	185	189

REFINERY PROCESSING OUTTURN[E]	thousand b/d[B]
	2008	2007	2006
Gasolines	1,229	1,363	1,444
Kerosines	375	366	368
Gas/Diesel oils	1,145	1,190	1,215
Fuel oil	315	348	346
Other	471	593	597

Total	3,535	3,860	3,970

[A]	Shell average operating capacity for the year and excluding mothballed capacity.
[B]	One barrel per day is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.
[C]	Including natural gas liquids; includes processing for others and excludes processing by others.
[D]	Including crude oil and natural gas liquids plus feedstocks processed in crude oil distillation units and in secondary conversion units.
[E]	Excluding “own use” and products acquired for blending purposes.
[F]	Calendar day capacity is the maximum sustainable capacity minus capacity loss due to normal unit downtime.

46  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

OIL PRODUCTS

OIL SALES[A]	thousand b/d
Product volumes	2008	2007	2006
Europe
Gasolines	408	501	563
Kerosines	224	205	207
Gas/Diesel oils	855	834	859
Fuel oil	193	178	153
Other products	151	168	191

Total	1,831	1,886	1,973

Africa, Asia, Australia/Oceania[B][C]
Gasolines	361	368	356
Kerosines	167	168	167
Gas/Diesel oils	456	455	450
Fuel oil	121	141	140
Other products	152	151	114

Total	1,257	1,283	1,227

USA[D]
Gasolines	801	851	845
Kerosines	175	166	168
Gas/Diesel oils	248	257	232
Fuel oil	45	39	51
Other products	133	174	175

Total	1,402	1,487	1,471

Other Americas
Gasolines	270	260	247
Kerosines	76	71	71
Gas/Diesel oils	242	242	237
Fuel oil	58	63	65
Other products	73	36	37

Total	719	672	657

Export sales[E]
Gasolines	211	198	195
Kerosines	150	146	136
Gas/Diesel oils	453	507	328
Fuel oil	325	283	338
Other products	220	163	160

Total	1,359	1,297	1,157

Total product sales[D]
Gasolines	2,051	2,178	2,206
Kerosines	792	756	749
Gas/Diesel oils	2,254	2,295	2,106
Fuel oil	742	704	747
Other products	729	692	677

Total	6,568	6,625	6,485

[A]	Sales figures exclude deliveries to other companies under reciprocal sale and purchase arrangements, which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.
[B]	Since 1966, a Shell entity has a 25% interest in Pars Oil Company, a joint venture that blends and markets lubricants. Pars Oil Company owns 51% in Pars and Shell Company (PASH), which markets and distributes Shell branded lubricants in Iran. A Shell entity also has a 49% in PASH.
[C]	Shell operated in Sudan through The Shell Company of the Sudan Limited (Shell Sudan), which is an indirect wholly owned subsidiary of Royal Dutch Shell. Shell Sudan’s activities consisted of the sale of fuels and lubricants to retail and commercial customers. Shell Sudan also sold aviation fuels prior to the disposition of this activity in 2005. Shell does not hold any oil or gas reserves in Sudan. As of December 2008, Shell no longer has operations in Sudan.
[D]	Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2008 is a reduction in oil product sales of approximately 698,000 b/d, 805,000 b/d in 2007 and 844,000 b/d in 2006.
[E]	Export sales as a percentage of total oil sales amounts to 20.7% in 2008, 19.6% in 2007 and 17.8% in 2006.

SALES BY PRODUCT AS PERCENTAGE OF
TOTAL PRODUCT SALES	%
	2008	2007	2006
Gasolines	31.2	32.9	34.0
Kerosines	12.1	11.4	11.6
Gas/Diesel oils	34.3	34.7	32.5
Fuel oil	11.3	10.6	11.5
Other products	11.1	10.4	10.4

Total	100.0	100.0	100.0

TOTAL OIL SALES VOLUMES[A]	thousand b/d
Oil products by geographical area	2008	2007	2006
Europe
Germany	696	667	732
UK and Republic of Ireland	286	250	252
The Netherlands	185	187	183
France	150	266	280
Others	514	516	526

Total	1,831	1,886	1,973

Africa, Asia, Australia/Oceania
Australia	235	242	221
Others	1,022	1,041	1,006

Total	1,257	1,283	1,227

USA[A]	1,402	1,487	1,471

Other Americas
Canada	317	288	288
Brazil	218	197	180
Others	184	187	189

Total	719	672	657

Export sales	1,359	1,297	1,157

Total oil products[A]	6,568	6,625	6,485

[A]	Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2008 is a reduction in oil product sales of approximately 698,000 b/d, 805,000 b/d in 2007 and 844,000 b/d in 2006.

REVENUE	$ million
	2008	2007	2006
by product
Gasolines	86,125	75,387	65,910
Kerosines	37,961	26,060	23,485
Gas/Diesel oils	108,905	80,458	68,899
Fuel oil	20,800	14,972	13,948
Other products	29,115	23,160	20,182

Total	282,906	220,037	192,424

by geographical area[A]
Europe	85,417	65,697	60,755
Africa, Asia, Australia/Oceania	56,576	43,986	37,869
USA	57,981	49,598	44,370
Other Americas	30,990	23,679	21,465
Export sales[A]	51,942	37,077	27,965

Total	282,906	220,037	192,424

[A]	By country of destination, except where the ultimate destination is not known at the time of sale, in which case the sales are shown as export sales.

Shell Annual Report and Form 20-F 2008  47

BUSINESS REVIEW

OIL PRODUCTS

AVERAGE PRODUCT REVENUE	$ per barrel
	2008	2007	2006
by product
Gasolines	114.68	94.81	81.85
Kerosines	130.90	94.44	85.97
Gas/Diesel oils	132.01	96.04	89.61
Fuel oil	76.47	58.29	51.20
Other products	109.04	91.51	81.64

Total oil products	117.68	90.97	81.30

by geographical area
Europe	127.49	95.42	84.36
Africa, Asia, Australia/Oceania	122.99	93.91	84.55
USA	113.02	91.35	82.65
Other Americas	117.83	96.60	89.47
Export sales	104.30	78.25	66.25

Total oil products	117.68	90.97	81.30

SHELL GLOBAL SOLUTIONS
Shell Global Solutions provides business and operational consultancy, technical services and research and development expertise to Shell companies and the energy and processing industries worldwide; supporting primarily the Oil Products, Gas & Power and Chemicals businesses of Shell. It has a network of offices around the world, with main commercial centres in the USA, Europe and Asia-Pacific. It also develops catalytic solutions and manufactures catalysts for sale to other Shell companies or third parties for use in refineries, chemical plants and GTL plants. It has a number of manufacturing facilities in the USA, Belgium, Canada and Germany.

TRADING
Shell Trading is a global network of companies engaged in trading and shipping. The trading portfolio includes natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products. Shell Trading’s main locations include Houston, London, Dubai, Rotterdam and Singapore. Shell Trading’s activities primarily occur in support of Shell’s business activities, in particular Oil Products, Gas & Power and Chemicals. Shell Trading trades about 15 million boe/d.

SHIPPING
Shell provides ship management services for 18 oil tankers and 40 gas carriers owned or chartered by Shell companies, joint ventures and Qatargas Transport Company Limited (Nakilat).
During 2008, shipping portfolio changes included the delivery under demise charter of one medium-range product tanker (25,000 to 45,000 dwt). One large range product tanker (45,000 to 160,000 dwt) was recycled during the year. Two liquefied petroleum gas (LPG) carriers (both of 82,000 cubic metres) were contracted on time charter. These changes together with other new charters, charter renewals and redeliveries from time charter are summarised in the table below.

OIL TANKERS[A] (At December 31)
	number of ships			million dwt
	2008	2007	2006	2008	2007	2006
Owned/demise-hired
Large range (45,000 to 160,000 dwt)	7	8	11	0.6	0.7	0.9
Medium range (25,000 to 45,000 dwt)	5	5	5	0.2	0.2	0.2
General purpose/Specialist (10,000 to 25,000 dwt)	4	4	5	0.1	0.1	0.1

Total	16	17	21	0.9	1.0	1.2

Time-chartered[B][C]
VLCCs (very large crude carriers over 160,000 dwt)[D]	8	7	7	2.4	2.1	2.1
Large range (45,000 to 160,000 dwt)	32	31	22	2.5	2.6	1.9
Medium range (25,000 to 45,000 dwt)	13	14	14	0.5	0.5	0.5
General purpose/Specialist (10,000 to 25,000 dwt)	26	25	24	0.4	0.4	0.4

Total	79	77	67	5.8	5.6	4.9

Total oil tankers	95	94	88	6.7	6.6	6.1

Owned/demise-hired under construction or on order	–	1	1	–	0.1	–

[A]	Oil tankers, ocean going articulated tug barges and LPG gas carriers of 10,000 dwt and above which are owned/chartered by subsidiaries where the equity shareholding is at least 50%.
[B]	Time-chartered oil tankers include consecutive voyage charters.
[C]	Contracts of affreightment are not included.
[D]	Four of the VLCCs are directly manned and managed by subsidiaries.

LPG GAS CARRIERS[A][B] (At December 31)
	number of ships			thousand cubic metres
	2008	2007	2006	2008	2007	2006
Time-chartered (LPG)	5	3	2	399	212	166

[A]	Oil tankers, ocean going articulated tug barges and LPG gas carriers of 10,000 dwt and above which are owned/chartered by subsidiaries where the equity shareholding is at least 50%.
[B]	See pages 38-39 for LNG shipping.

48  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

CHEMICALS

KEY FEATURES

•	Segment losses of $405 million. In 2008, segment earnings were adversely impacted by falling crude prices on our inventory by $561 million.
•	Chemical plant availability of 94%.
•	Strong cash performance with net cash from operating activities of $1.8 billion.
•	Construction of our new world-scale ethylene cracker and mono-ethylene glycol (MEG) plant in Singapore on schedule.
•	Sale of the Berre l’Etang petrochemicals plant in France.
•	A continued global economic downturn and the impact on demand would make 2009 a challenging year.

EARNINGS		$ million
	2008	2007	2006
Revenue (including inter-segment sales)	49,085	45,911	40,750
Purchases (including change in inventories)	(45,010)	(39,727)	(35,765)
Depreciation	(888)	(666)	(668)
Operating expenses	(4,184)	(3,744)	(3,615)
Share of profit of equity-accounted investments	247	694	494
Other income/(expense)	(5)	(21)	(13)
Taxation	350	(396)	(119)

Segment earnings/(losses)	(405)	2,051	1,064

COUNTRIES IN WHICH CHEMICALS HAS ACTIVITIES
Europe	Africa, Asia, Australia/Oceania	USA
France	Australia
Germany	China	Other Americas
Greece	Japan	Argentina
Italy	New Zealand	Brazil
The Netherlands	Philippines	Canada
Poland	Saudi Arabia	Chile
Spain	South Africa	Mexico
Switzerland	Singapore	Puerto Rico
UK	South Korea
Taiwan
Thailand
United Arab Emirates
Vietnam

OVERVIEW
Chemicals is part of Shell’s downstream organisation. The downstream businesses turn crude oil and synthetic crude from our Oil Sands operations into a range of refined products including fuels, lubricants and petrochemicals, which they also deliver to the market. Chemicals produces and sells petrochemicals to industrial customers worldwide. The products are widely used in plastics, coatings and detergents found in items such as textiles, medical supplies and computers. Chemicals employs on average 6,000 people in around 30 countries. In 2008, it generated $49.1 billion of revenue and a loss of $0.4 billion.

Technical availability is a key indicator in monitoring manufacturing reliability performance in Chemicals and is a measure of the percentage of time manufacturing units were available to produce. Production reliability and the continuing steady operations of our production units support our priorities: no harm to people; no harm to the environment; and reliable supply of products to customers.
EARNINGS 2008 COMPARED TO 2007 AND 2006
Segment losses in 2008 were $405 million, compared to earnings of $2,051 million in 2007 and $1,064 million in 2006.

The loss in 2008 results from significantly lower margins, particularly in the USA, lower income from equity-accounted investments and higher operating expenses.

In 2008, sales volumes of chemical products fell by 10% from 2007 levels mainly in our base chemicals business in the USA, which was impacted by weaker demand and produced smaller quantities due to the use of a higher proportion of lighter feedstocks in the cracking process. The decrease in margins was driven by our base and intermediate chemicals businesses in the USA, which were affected by weaker market conditions, higher feedstock costs as well as the impact of chemicals inventory effects of $561 million due to declining commodity prices in the second half of 2008. Manufacturing plant availability in 2008 was 94%, compared to 93% in 2007 due to more scheduled maintenance in that year. Operating expenses were higher in 2008, driven by adverse foreign exchange effects, higher manufacturing costs and a greater share of centrally allocated costs. The increase in depreciation reflects impairment charges in 2008. Significantly lower income from Nanhai – caused by weakened demand and higher feedstock costs – contributed to overall reduced earnings from equity-accounted investments.

Earnings in 2007 were $987 million higher than 2006, mainly due to greater reliability at our plants, higher margins and improved earnings from equity-accounted investments.

In 2007, sales volumes of chemical products fell by 3% from 2006 mainly in base chemicals. This was largely on sales of lower-margin products. The increase in margins in 2007 compared with 2006 was mostly driven by our base chemicals business in the USA, which benefited from higher refinery margins as well as from the impact of crude appreciation. Record market prices in MEG also contributed to improved margins from our intermediates business. Manufacturing availability in 2007 was above the 90% achieved in 2006, which was affected by a heavy scheduled maintenance programme. Operating expenses increased in 2007, mainly due to foreign exchange effects and one-off items. Equity-accounted investments income was higher, mainly at Nanhai, which was operational for the whole of 2007.

SALES VOLUMES BY MAIN
PRODUCT CATEGORY[A]		thousand tonnes
	2008	2007	2006
Base chemicals	11,573	12,968	14,146
First-line derivatives	8,746	9,577	8,964
Other	8	10	27

Total	20,327	22,555	23,137

[A]	Excluding volumes sold by equity-accounted investments, chemical feedstock trading and by-products.

Shell Annual Report and Form 20-F 2008  49

BUSINESS REVIEW

CHEMICALS

SALES VOLUMES BY REGION[A]		thousand tonnes
	2008	2007	2006
Europe	8,472	8,908	9,361
Africa, Asia, Australia/Oceania	4,924	5,466	5,673
USA	6,362	7,469	7,464
Other Americas	569	712	639

Total	20,327	22,555	23,137

[A]	Excluding volumes sold by equity-accounted investments, chemical feedstock trading and by-products.

REVENUE BY GEOGRAPHICAL AREA[A]		$ million
	2008	2007	2006
Europe	11,494	10,492	9,642
Africa, Asia, Australia/Oceania	5,711	5,979	5,538
USA	8,243	7,948	7,669
Other Americas	877	919	758

Total chemical products revenue	26,325	25,338	23,607

Non-chemical products	4,476	4,648	4,124

Total	30,801	29,986	27,731

[A]	Excluding revenue from equity-accounted investments, chemical feedstock trading and inter-segment revenue.

ETHYLENE CAPACITY - SHELL AND EQUITY-
ACCOUNTED INVESTMENTS[A]
	2008	2007	2006
Nominal capacity (thousand tonnes/year)	5,827	6,216	6,178
Utilisation (%)	87	90	86

[A]	Data includes our share of capacity entitlement (offtake rights) that may be different from nominal equity interest. With effect from 2008, we have excluded from our ethylyne capacity, certain US units which have been taken offline for a long-term or indefinite period.

CAPITAL INVESTMENT AND PORTFOLIO ACTIONS
Capital investment in 2008 was $2.1 billion, up from $1.4 billion in 2007. The major expenditure in 2008 centred on the Shell Eastern Petrochemicals Complex in Singapore, which consists of an 800,000 tonnes a year ethylene cracker complex on Pulau Bukom, a 750,000 tonnes a year MEG plant on Jurong Island and a 155,000 tonnes a year butadiene extraction plant. During 2008, the project, which started in October 2006, was at the peak of construction, employing around 12,000 workers. A major engineering feat was achieved in July when the 107-metre-high propylene fractionation column, weighing 1,000 tonnes, was lifted into place. At the MEG site, two of the world’s heaviest reactors, each weighing around 1,350 tonnes, were installed. Shell’s largest-ever petrochemical investment remains on schedule for start-up by the end of the decade.

Shell signed a letter of intent with Qatar Petroleum International and PetroChina Company Limited to assess the viability of building a refinery and petrochemical manufacturing complex in China.

In line with our strategy to improve long-term growth potential and competitiveness, an enhanced flexible polyols production unit was completed in July 2008 at the Pernis manufacturing complex in the Netherlands. Capacity increased from 155,000 to 255,000 tonnes per year. The project was completed safely on time and on budget. In the
Netherlands, a major project to strengthen integration of the Pernis-Moerdijk refinery and chemicals complex is due for completion in 2009.

This will make Moerdijk one of the most competitive petrochemical complexes in Europe, as it will benefit from lower feedstock costs.

In April 2008, we completed the sale of the Berre-l’Etang petrochemical complex and associated infrastructure and businesses (including the Oil Products-related activities and business). Continuing our portfolio review, we decided in May 2008 to cease production operations at our Yabucoa petrochemicals feedstock plant in Puerto Rico with effect from July 2008; in November 2008, solvents production at our Deer Park chemicals manufacturing complex in the USA stopped; and we divested our solvents business in Thailand. Our commitments to our customers continue to be satisfied through alternative supply options. Shell Chemicals and ExxonMobil Chemical completed a review of the strategic options for the additives joint venture Infineum, which concluded that the business would be retained.

Capital investment in 2007 was $1.4 billion mainly relating to the Shell Eastern Petrochemicals Complex in Singapore.

OUTLOOK AND STRATEGY
Global demand for petrochemicals in 2009 will be heavily affected by the overall strength of the global economy. The steady chemicals demand growth in the Americas and Europe and strong growth in Asia-Pacific seen in recent years has reversed. Over the past few years demand growth in petrochemicals resulted in a series of large industry investments in the Middle East and Asia-Pacific, which will come on-stream over the coming years. Increased supply from these new projects and the prospect of reduced demand growth are expected to have an adverse impact on margins.

The Chemicals strategy remains focused on our portfolio of crackers and selected first-line derivatives, which supply bulk petrochemicals to large industrial customers. Our strategy is to strengthen our asset base in the Americas and Europe through operational excellence and highly targeted investments, and to achieve profitable growth in Asia-Pacific and in the Middle East as projects with the right combination of feedstock, costs, and portfolio are developed and mature.

In Asia-Pacific, to add to the Nanhai petrochemical complex joint venture in China, we are completing a major new petrochemical facility in Singapore that creates value through improved integration of Shell’s refining and chemicals assets.

Our focus will be to continue to realise synergies between Chemicals, Oil Products and our upstream businesses to increase advantaged feedstock supply for the cracker process; to drive efficiencies from our global standards and processes; to fully leverage our technology investment; and to optimise our global market positions.

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

50  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

CHEMICALS

Chemicals has 1,600 major industrial customers across the world, representing relationships with large companies that may have multiple subsidiary relationships with Shell, with the 20 largest accounting for more than 50% of our third-party sales proceeds. These key customers are major multi-national organisations, including many household names, which buy large volumes from us, often across several product areas. Our relationships with these customers, typically involving long-term supply contracts, are strategically important to our Chemicals business. In the current economic and financial environment, counterparty risk has increased significantly and is being managed closely.

Shell Trading trades condensate, naphtha and benzene, toluene, xylene (BTX) aromatics in support of the Chemicals business. In addition, Shell Global Solutions provides technical services, consultancy, research and development and catalysts to Shell’s Chemicals business (and third parties).

The Chemicals portfolio includes several joint ventures, the major ones being: Infineum, Saudi Petrochemical Company (Sadaf), CNOOC and Shell Petrochemicals Company Ltd (CSPCL) (each as described below).

Infineum, a 50:50 joint venture between Shell and ExxonMobil with manufacturing locations in seven countries (USA, Mexico, Brazil, Germany, France, Italy and Singapore), formulates, manufactures and markets high-quality additives for use in fuel, lubricants, and speciality additives and components.

Sadaf, a 50:50 joint venture between Shell and Saudi Basic Industries Corporation (SABIC), produces base and intermediate chemicals for local and international markets.

CSPCL, a 50:50 joint venture between Shell and CNOOC Petrochemicals Investment Ltd., produces, at the Nanhai petrochemicals complex, a range of petrochemical products intended mainly for the Chinese markets.

At December 31, 2008, Shell had major interests in chemical manufacturing plants, as described below.

Europe
Germany  Shell Deutschland Oil GmbH (SDO) (Shell interest 100%) owns and operates manufacturing plants in Hamburg (hydrocarbon solvents), Godorf (benzene and toluene), Wesseling (ethylene, propylene, BTX and methanol), and Heide (ethylene, propylene, BTX and hydrocarbon solvents). By virtue of Shell’s interest (32.25%) Shell Chemicals Europe B.V. (SCE), (Shell interest 100%) is entitled to a proportion of the production of propylene and methyl tertiary butyl ether (MTBE) from plants in Karlsruhe. Due to Shell’s interest (37.5%) in a company in Schwedt, SCE receives propylene and BTX.

The Netherlands  Shell Nederland Chemie B.V. (SNC) (Shell interest 100%) manufactures at the Pernis facility solvents, MTBE, brake fluids, glycol ethers, urethanes (polyols) and isoprenes and operates an Elastomers (Kraton) plant on behalf of a third-party company. At the Moerdijk facility, SNC manufactures lower olefins, benzene, butadiene, ethyl benzene, ethylene glycols, ethylene oxide, and styrene monomer/propylene oxide (SM/PO) and operates a VEOVA (Hexion) plant on behalf of a third-party company. SNC also operates at Moerdijk a SM/PO plant owned by Ellba CV, a 50:50 joint venture between Shell and BASF. SCE is the sole Shell supply and marketing company for chemicals products in western Europe and is responsible for chemicals sales contracts, chemicals logistic contracts, chemicals distribution agreements, supply chain management, and procurement of feedstock and process chemicals across the region.
UK  Shell U.K. Oil Products Ltd. (as an agent for Shell U.K. Ltd.) operates Shell Chemicals U.K. Ltd’s (SCUK’s) (Shell interest 100%) plant at Stanlow, which produces propylene, benzene, toluene, and higher olefins and derivatives. SCUK also owns NEODOL® ethoxylates assets operated by Croda at Wilton. SCE has indirect rights to an ethylene oxide supply from Dow’s Wilton facility. Under a processing rights agreement, SCE is entitled to 50% of the output of an ethylene plant in Fife, Scotland, owned and operated by ExxonMobil.

Africa, Asia, Australia/Oceania
China  CSPCL is a 50:50 joint venture between Shell and CNOOC Petrochemicals Investment Ltd. (CPIL). CPIL shareholders are CNOOC and the Guangdong Investment & Development Company. The Nanhai complex is located in the Daya Bay Economic and Technological Development Zone in the Huizhou Municipality of Guangdong Province and is designed to produce 2.3 mtpa of petrochemical products. Those products include ethylene, propylene, styrene monomer, propylene oxide, polyols, propylene glycol, MEG, polypropylene, high-density polyethylene, low-density polyethylene and butadiene and are primarily marketed domestically to meet the demand in the Chinese market for petrochemicals.

Saudi Arabia  Sadaf, a 50:50 joint venture between Shell and SABIC, owns and operates a 1 million tonnes per year ethylene cracker and downstream plants capable of producing 3.6 mtpa of crude industrial ethanol, ethylene dichloride, caustic soda, styrene and MTBE. The marketing groups of both participants handle the international marketing of Sadaf products, except for MTBE, which is marketed by SABIC. Our marketing effort is done via Shell Trading (M.E.) Private Ltd. (Shell interest 100%) located in Dubai, United Arab Emirates.

Singapore  Shell owns a 50% and 30% interest in two Sumitomo-managed joint ventures, Petrochemical Corporation of Singapore (Private) Ltd. (PCS) and The Polyolefin Company (Singapore) Pte. Ltd. (TPC), respectively. PCS owns and operates two ethylene crackers with a total capacity of 1.1 million tonnes per annum of ethylene and 850,000 tonnes per annum of propylene. TPC owns and operates two polyolefin plants. Ethylene Glycols (Singapore) Pte. Ltd. (Shell interest 70%) owns and operates an ethylene oxide/glycols plant. Shell Chemicals Seraya Pte. Ltd. (SCSL) (Shell interest 100%) owns and operates a SM/PO plant, and operates a SM/PO plant owned by Ellba Eastern Pte Ltd., a 50:50 joint venture between Shell and BASF. SCSL also operates two propylene oxide derivatives plants and one mono-propylene glycol plant owned by Shell Eastern Petroleum (Pte) Ltd (SEPL). SEPL is building an 800,000 tonnes per annum ethylene cracker, a 155,000 tonnes per annum butadiene extraction unit and a 750,000 tonnes per annum MEG plant in Singapore with plant production expected to come on-stream by the end of the decade.

USA
Shell Chemical LP (SCLP) (Shell interest 100%) and other associated entities have manufacturing facilities located at Mobile, Alabama; Martinez, California; St. Rose, Geismar and Norco, Louisiana; and Deer Park, Texas. Chemical products include lower olefins, aromatics, phenol, ethylene oxide/glycols, higher olefins and their derivatives, RM17 catalyst, propanediol and additives. These chemical products are used in many consumer and industrial products and processes, primarily in the USA.

Shell’s major chemicals’ joint ventures in the USA are: Infineum, a 50:50 joint venture between Shell and ExxonMobil, which formulates, manufactures, and markets high-quality additives for use in fuels, lubricants, and speciality additives and components; and Sabina Petrochemicals LLC, a joint venture owned by SCLP (62%), BASF

Shell Annual Report and Form 20-F 2008  51

BUSINESS REVIEW

CHEMICALS

Corporation (23%) and Total Petrochemicals USA, Inc. (15%), which produces butadiene at its facility at Port Arthur, Texas.

Other Americas
Canada  Shell Chemicals Canada Ltd. (SCCL) (Shell interest 100%) produces styrene, isopropyl alcohol and ethylene glycol. Manufacturing locations are at Sarnia, Ontario and near Fort Saskatchewan, Alberta. SCCL sells its products to Shell Chemicals Americas Inc. (SCAI) (Shell interest 100%). SCAI is the marketing company for (i) all Canadian domestic sales of chemical products, (ii) all exports of Canadian-made chemical products, and (iii) exports of US made chemical products where a Shell entity arranges transportation. PTT Poly Canada, L.P., a 50:50 joint venture (limited partnership pursuant to the Civil Code of Quebec, Canada) between SCCL and Investissements Petrochimie (2080) Inc., a subsidiary of the Société Générale de Financement du Québec, owns and operates a world-scale polytrimethylene terephthalate (PTT) plant near Montreal, Quebec, Canada. The joint venture markets PTT under the trademark CORTERRA Polymers, with its main use in carpet and textile fibres. SCCL purchased in August 2008 certain assets from Basell Canada Inc. including a propylene splitter located at Sarnia. The management of the site has been transferred from Basell to Shell Canada Products.

Puerto Rico  Following a strategic review of our assets in Puerto Rico, Shell Chemical Yabucoa Inc. (Shell interest 100%) has ceased the operation of its production facility in July 2008 while continuing with its supply operations. Shell remains committed to meeting its contractual obligations to customers in Puerto Rico by importing gasoline and other petroleum products.

52  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

CORPORATE

EARNINGS		$ million
	2008	2007	2006
Interest and investment income/(expense)	328	875	76
Currency exchange gains/(losses)	(650)	205	113
Other – including taxation	253	307	105

Segment earnings/(losses)	(69)	1,387	294

OVERVIEW
Corporate is a non-operating segment representing the functional activities supporting the Shell group. Key functional activities comprise holdings and treasury, headquarters and central functions and Shell insurance operations.

The segment results of all other Shell segments exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items. These are included in the Corporate segment earnings together with the insurance underwriting results and the functional and service centre costs that have not been allocated to the other segments.

Holdings and Treasury manages the financial assets and liabilities of Shell. They act as the point of contact between Shell and the external capital markets and conducts a broad range of transactions from raising new debt to share buybacks. Holdings and Treasury is supported by treasury centres in London, Houston, Singapore and Rio de Janeiro.

Headquarters and central functions include costs required to support Royal Dutch Shell plc shareholder-related activities. The central functions provide business support in their respective fields including finance, human resources, legal, corporate affairs, real estate and IT. Our shared service centres as part of finance operations perform transactional processing, management information and statutory reporting services. The majority of costs are recovered from the business segments based on specified methodologies.

The Shell insurance companies offer insurance cover worldwide to subsidiaries and to joint ventures in which Shell participates. In the case of joint ventures, the amount of insurance offered is usually limited to Shell’s percentage interest. The Shell insurance companies provide cover that is required by any Shell company to the extent this cover is commercially available.

EARNINGS 2008 COMPARED TO 2007 AND 2006
Segment losses were $69 million in 2008, compared to earnings of $1,387 million in 2007 and $294 million in 2006.

Net interest and investment income decreased by $547 million during 2008 compared to 2007 as the prior year included the realisation of gains on the sale of the equity portfolio held by the Shell insurance companies of $404 million. Currency exchange losses of $650 million in 2008 were mainly driven by the appreciation of the US dollar against most other currencies on loan payable balances in operating units with a non US dollar functional currency.

Other earnings decreased by $54 million in 2008 compared to 2007 mainly on account of reduced insurance underwriting results as a consequence of hurricane impacts in the USA during 2008. Other earnings in the prior year included a gain of $55 million related to the sale of property in the UK. Other earnings in 2007, were higher compared to 2006 due to a $500 million provision in respect of litigation made in 2006 and increased insurance underwriting results, which were partly offset by lower tax credits.

Shell Annual Report and Form 20-F 2008  53

BUSINESS REVIEW

RESEARCH AND DEVELOPMENT

In 2008, research and development (R&D) expenses were $1,266 million, compared with $1,201 million in 2007 and $885 million in 2006. Additionally, we invested in demonstration projects and field trials. We invest in these activities in order to secure the long-term development and delivery of technology to our operating companies and capital projects. To help meet the world’s growing demand for energy in a responsible way, we focus on technologies that will help us:

•	meet energy demand at lower cost by improving our ability to find, develop, recover and process greater volumes of oil and gas;
•	improve the efficiency of converting oil, gas and, more recently, biomass, into products with cost and performance benefits; and
•	reduce the environmental impact of our operations and products with a focus on the reduction of greenhouse gas emissions.

MEETING ENERGY DEMAND
To meet the world’s rising demand for energy we continue to advance the field of exploration technology to help us locate new resources of oil and gas. Our research programmes include airborne and satellite-based gathering of geophysical data and its interpretation to gain greater understanding of underground formations and, hence, accuracy in exploration drilling. In 2008, these technologies helped in our participation in 45 successful exploration and appraisal wells.

To enable Shell to access oil and gas in frontier locations such as ultra-deep water and the Arctic, research focuses on: stronger and lighter materials for offshore platforms; the transport, storage and advanced LNG in Arctic conditions and from remote offshore reservoirs via floating structures; the flow assurance of oil and gas in pipelines at extreme temperatures; and noise reduction applications to minimise impact on local wildlife.

To unlock hydrocarbon resources with challenging compositions, such as oil shale and very heavy oil, our R&D focuses on converting them into a lighter, higher quality product while still in the ground. For heavy oil resources that are mined at the surface, R&D focuses on the improvement of recovery, waste-and-water management and land reclamation. We are also increasing access to contaminated gas resources through developing and applying technologies that lower the cost of removal of contaminants such as CO2 and hydrogen sulphide.

Our Smart Fields® technologies have helped us to reach and recover resources in locations previously considered too difficult or too costly to extract. For example, at the Champion West field in Brunei we are recovering oil today that had remained undeveloped for more than 25 years. With our partners in Oman, we are implementing across a number of fields three advanced technology applications for enhanced oil recovery (EOR) – thermal, gas and chemical based – to help increase oil recovery figures to above the current industry average of 30-35%. We are also pursuing the next generation of EOR applications, such as hybrid thermal technologies in Canada, where we are looking to combine steam, solvent and heater techniques to optimise economic recovery. Advances in drilling and fracturing technologies allow us to gain access to rocks of low permeability and help us increase recovery of the gas they contain.

ADVANCING ENERGY PROCESSES AND PRODUCTS
In refinery and petrochemicals operations, we seek to achieve the highest standards of process safety and reliability, supply chain optimisation, cost reduction and feedstock flexibility. R&D programmes include development of new and improved process technology to strengthen cost competitiveness and to capture feedstock synergies between refineries, petrochemical plants and upstream operations. Refinery-related programmes include new processes for the catalytic conversion of heavy oil and improvements to the capabilities of existing technologies such as thermal cracking and hydroprocessing. Petrochemicals-related programmes continue to create leading technologies with positive business and environmental impact. For example, in 2008 we commercially demonstrated the new proprietary Shell OMEGAtm technology for the production of MEG, used in the production of polyester fibres and film, and in resins and engine coolants. This technology reduces energy consumption because it uses 20% less steam and produces 30% less waste water, compared to conventional technology, and also needs less investment.

We continued our research in GTL, a conversion process that turns natural gas to synthesis gas which is then converted to transport fuel and other products such as oils for lubricants. During 2008 we launched two demonstration projects to prove technologies aimed at further increasing the efficiency and effectiveness of the GTL process. The conversion of other carbon-based feedstocks such as wood chips or agricultural residues via a GTL-like process remains an important area of our R&D work. We continued research efforts to progress our clean coal energy technologies with emphasis on increasing feedstock flexibility, extending synthesis gas conversion routes and improving environmental performance.

Transport fuels R&D continued to focus on the development of cost-effective product technologies for improving efficiency in the latest-technology engines, and helping reduce the CO2 footprint of our customers. Our V-Power premium fuel brand has been launched in more than 60 countries and our new fuel economy formulations for gasoline and diesel, that help engines burn more efficiently, have been launched in more than 20 of them. We have also increased our R&D focus on the development of sustainable fuels for road, air and marine transport applications as well as for industrial applications.

During the year, we strengthened our partnerships with leading companies in the development of biofuels, including Iogen, Virent, CHOREN and Cellana. These partnerships complement our in-house research and focus on programmes to identify sustainable feedstocks and the processes to convert them to high quality fuels. In addition, we established research programmes with six leading universities and institutes around the world with expertise in biofuels and bioenergy.

Our lubricants R&D programme focuses on improving energy efficiency, reducing maintenance and extending equipment life. We are working on fuel formulation technologies that are compatible with the latest systems designed to reduce emission levels, and the increased use of biofuels are important parts of the programme. We are researching technologies that allow blending of low viscosity, low volatility, fuel-efficient engine oils and the formulation of energy-efficient industrial lubricants such as the “Tellus EE” hydraulic oil, launched in 2008.

Advances in other areas of processes and products in 2008 included the start of production of thin-film solar modules at the Avancis (Shell interest 50%) pilot plant. The joint venture uses proprietary technology including licences from Shell and our partner, Saint-Gobain.

REDUCING ENVIRONMENTAL IMPACT
Our R&D programmes focus on three areas to reduce the environmental impact of our operations and products: the more efficient use of natural resources such as hydrocarbons and water; the mitigation and management of emissions to air, water and soil with a focus on the reduction of greenhouse gas emissions; and the re-use of by-products.

54  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

RESEARCH AND DEVELOPMENT

In energy efficiency, our R&D focuses on energy reduction within our upstream operation as well as in the downstream manufacturing sites. Our R&D programmes in CO2 capture and storage (CCS) helped us secure participation in CCS demonstration projects around the world. We progressed with several new programmes during the year including in Canada, where we are taking part in the Weyburn-Midale CO2 monitoring and storage project; and in Germany where the first injection of CO2 was carried out in 2008 at the CO2SINK project – the first European scientific project to demonstrate onshore CO2 storage in a saline aquifer. We also continued our involvement in more than 20 research projects with universities around the world.

In oil sands, technology development supports the drive towards faster reclamation of tailings – a by-product of extracting oil from the sand – helping us manage our environmental footprint.

During 2008 we began testing the potential of sulphur as a durable cement alternative for use in sea walls and other pre-cast items as part of our ongoing research in turning this by-product – removed during the refining of oil and gas – into a valuable commodity.

PROTECTING OUR TECHNOLOGY
While we actively pursue partnerships to help accelerate the research, development and deployment of new technologies, we also retain ownership of many breakthrough technologies for sole use in our projects or for licensing to others. Shell has more than 30,000 issued and pending patent assets in total, covering more than 100 countries. In the past five years, our patent application filing in upstream technology has risen to 50% of our patent portfolio from around 35%. This is in line with the Shell business strategy of More Upstream, Profitable Downstream and reflects our move to new and more technically complex upstream projects.

GETTING RESULTS FROM A GLOBAL NETWORK
Shell employs around 30,000 technical staff, including contractors. Around 10% are directly involved in R&D or technology demonstration projects. We have a global network of technical centres close to our key markets and our major hydrocarbon resources. In our technology centres in Houston, USA, and in Amsterdam and Rijswijk in the Netherlands, the focus is on innovation and development of new technologies, the improvement of existing technologies and the integration of programmes across our businesses. Our other technical centres focus on product development and providing specific technical assistance to regional operations. They are located in Canada, France, Germany, India, Norway, Oman, Qatar, Singapore and the UK.

In 2008, we opened our upgraded laboratory and research facilities at Rijswijk, the Netherlands, and announced plans to integrate our Bellaire and Westhollow technology centres in Houston, USA, into a single, cross business, technology centre. We also announced our intention to close our technology centre at Petit-Couronne, France, by the end of 2009.

Shell Annual Report and Form 20-F 2008  55

BUSINESS REVIEW

KEY PERFORMANCE INDICATORS

OVERALL PERFORMANCE – SHELL SCORECARD
Shell uses a number of key performance indicators to evaluate the overall performance of Shell from a financial, efficiency, social and sustainable development perspective and collectively they represent the Shell scorecard. In addition, Shell monitors and manages the businesses by means of detailed parameters.

The scorecard highlights four key performance indicators which together provide a summarised overview of Shell’s performance. These are measured on a quarterly and annual basis.

As explained on page 86 in the Directors’ Remuneration Report, the scorecard is also used to determine remuneration for staff, Senior Management and Executive Directors. The table below represents the scorecard results for 2008 and 2007.

SHELL SCORECARD
	2008	2007
1 Total shareholder return[A]	(33.5)%	23.8%
2 Net cash from operating activities ($ billion)	44	36
3 Operational excellence:
Oil and gas production (thousands boe/d)[B]	3,248	3,315
LNG sales (million tonnes)	13.1	13.2
Refinery availability	92.1%	91.6%
Chemical plant availability	94.3%	92.6%
4 Sustainable development (TRCF)[C]	1.8	1.9

[A]	Total shareholder return is calculated based on dividends and share prices in US dollars.
[B]	Combined Exploration & Production and Oil Sands production.
[C]	Please see page 69 for the total recordable case frequency.

Total shareholder return (25% scorecard weighting)
Total shareholder return (TSR) is measured as the sum of the difference between the share price at the start of the year and the share price at the end of the year, plus the cash value of dividends paid during the calendar year (gross and reinvested quarterly). The TSR is compared against other major integrated oil companies and provides therefore a benchmark of how Shell is performing against its industry peers.

Net cash from operating activities (25% scorecard weighting)
Net cash from operating activities is a measure that reflects Shell’s ability to generate cash for investment and distributions to shareholders. The Consolidated Statement of Cash Flows on page 117 shows the components of cash flow. The net cash from operating activities for scorecard purposes is adjusted for taxes paid on divestments.

Operational excellence (30% scorecard weighting)
Within each of the different businesses, operational performance is measured by means of detailed parameters that are combined into a business dashboard.

The four key operational indicators for the businesses are production for Exploration & Production and Oil Sands, LNG sales for Gas & Power, refinery availability for Oil Products and technical plant availability for Chemicals (both corrected for uncontrollable incidents such as hurricanes). In 2008 the measure for Oil Products was changed from ‘unplanned downtime’ to refinery availability to provide focus on two critical areas namely turnaround management and reliability.
Sustainable development (20% scorecard weighting)
As well as measuring financial performance and efficiency, Shell uses various indicators to evaluate Shell’s contribution to sustainable development. This Report discusses on pages 64-68 the priorities with regards to staff and environmental data such as greenhouse gas emissions, use of flaring and energy use in its businesses and assets.

Safety remains a key topic for Shell and is measured by the number of injuries and fatal accidents, as discussed on page 69. The main metric for assessing our performance in the area of sustainable development is total recordable case frequency (TRCF). See page 69 for further discussion of TRCF.

OVERALL PERFORMANCE – OTHER INDICATORS
In addition to the four key performance indicators that determine the scorecard, additional indicators are used to evaluate Shell’s performance including:

FINANCIAL INDICATORS
	2008	2007	2006
Income for the period ($ million)	26,476	31,926	26,311
Return on average capital employed	18.3%	23.7%	22.3%
Balance sheet gearing ratio at December 31	5.9%	6.3%	5.6%
Adjusted gearing ratio at December 31	23.1%	16.6%	14.8%

Income for the period
The Consolidated Statement of Income on page 114 provides further information on income for the period. The Summary of results on pages 17-18 of the Business Review as well as the discussion of segment results on pages 19-53 provide further information on the contribution of the businesses to income.

Return on average capital employed (ROACE)
ROACE measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as income for the period adjusted for interest expense, after tax, as a percentage of the average capital employed for the period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level. Between 2006 and 2008, ROACE has moved within a 18-24% range, mainly caused by strong income generation. The drop in the oil price in the second half of 2008 had a significant impact on earnings. The strengthening of the dollar against other main currencies reduced the impact of our investment programme on capital employed.

With effect from 2008, ROACE, which was previously shown on a Shell-share basis, is presented on a 100%-basis due to the significant reduction in minority interest during 2007. Prior period ROACE calculations have been adjusted for comparison purposes.

COMPONENTS OF ROACE CALCULATION			$ million
	2008	2007	2006
Income for the period	26,476	31,926	26,311
Interest expense after tax	615	699	677
ROACE numerator	27,091	32,625	26,988
Capital employed – opening	144,067	130,718	110,840
Capital employed – closing	152,135	144,067	130,718
Capital employed – average	148,101	137,393	120,779

ROACE	18.3%	23.7%	22.3%

56  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

KEY PERFORMANCE INDICATORS

Gearing
The gearing ratio is a measure of Shell’s financial leverage reflecting the degree to which Shell’s operations are financed by debt (see Note 18[D] to the Consolidated Financial Statements on page 136 for the calculation of the gearing ratio). The amount of debt that Shell will commit to depends on cash inflow from operations, divestment proceeds and cash outflow in the form of capital investment[A] (including acquisitions), dividend payments and share repurchases. As described in the section “Liquidity and capital resources” (on pages 58-61), Shell has a central financing and debt programme currently containing four different debt instruments. Shell aims to maintain an efficient balance sheet to be able to finance investment and growth, after the funding of dividends.

[A]	Capital investment consists of capital expenditure plus exploration expense and new investments in equity-accounted investments. Capital expenditure and exploration expense are further defined on page 30.
Between 2006 and 2008 the balance sheet gearing ratio has moved within a 5-7% range. During 2007, the adjusted gearing ratio increased from 14.8% to 16.6%. In 2008, the adjusted gearing ratio increased to 23.1% mainly due to an increase in the under-funded retirement benefit obligations as a result of the decline in the market value of investments.

RESERVES
Replacement of oil and gas reserves as well as minable oil sands reserves affects our ability to continue to maintain or increase production levels in Exploration & Production and Oil Sands, affecting our earnings and net cash from operating activities. We seek to offset declines from production and increase reserves. However, reserve and/or production increases are subject to a variety of risks and factors, including the uncertainties of exploration, operational interruptions, geology, frontier conditions, availability of new technology and engineering capacity, availability of skilled resources, project delays and potential cost overruns as well as fiscal, regulatory, political and year-end oil and gas price changes.

Shell Annual Report and Form 20-F 2008  57

BUSINESS REVIEW

LIQUIDITY AND CAPITAL RESOURCES

2008 COMPARED TO 2007 AND 2006
OVERVIEW
The most significant factors affecting year-to-year comparisons of cash flow provided by operating activities are: changes in realised prices for crude oil and natural gas; crude oil, natural gas and oil sands (bitumen) production levels; and refining and marketing margins. These factors are also the most significant affecting income. Acquisitions, divestments and other portfolio changes can affect the comparability of cash flows in the year of the transaction.

Since the contribution of Exploration & Production to earnings is larger than that of our other businesses, changes affecting Exploration & Production, particularly changes in realised crude oil and natural gas prices and production levels, have a significant impact on Shell’s cash flow. While Exploration & Production benefits from higher realised crude oil and natural gas prices, the extent of such benefit (and the extent of a detriment from a decline in these prices) is dependent on the extent to which contractual arrangements are tied to market prices; the dynamics of production-sharing contracts; the existence of agreements with governments or national oil companies that have limited sensitivity to crude oil price; tax impacts; the extent to which changes in crude oil price flow through into operating costs; and the impact of natural gas prices. Changes, therefore, in benchmark prices for crude oil and natural gas only provide a broad indicator of changes in the earnings experienced in any particular period by Exploration & Production.

In Oil Products, our second largest business, changes in any one of a range of factors derived from either within or beyond the industry can influence margins in the short or long term. The precise impact of any such change at a given point in time is dependent upon other prevailing conditions and the elasticity of the oil markets. The duration and impact of the dynamics is a function of a number of factors determining the market response, including whether a change in crude price affects the crude types or only a specific grade; regional and global crude oil and refined products inventory; and the collective speed of response of the industry refiners and product marketers in adjusting their operations. It should be noted that commonly agreed benchmarks for refinery and marketing margins do not exist in the way that Brent and WTI crude oil prices and Henry Hub natural gas prices in the USA serve as benchmarks in the Exploration & Production business.

In the longer term, reserve replacement of oil and gas and minable oil sands reserves will affect the ability of Shell to continue to maintain or increase production levels in Exploration & Production and Oil Sands, which in turn will affect our cash flow provided by operating activities and income. We will need to take measures to maintain or increase production levels and cash flows in future periods, which may include developing new fields and mines, continuing to develop and apply new technologies and recovery processes to existing fields and mines, and making selective focused acquisitions. Our goal is to offset declines from production and increase reserves. However, reserve and/or production increases are subject to a variety of risks and other factors, including the uncertainties of exploration, operational interruptions, geology, frontier conditions, availability of new technology and engineering capacity, availability of skilled resources, project delays and potential cost overruns as well as fiscal, regulatory and political changes.

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

We manage our portfolio of businesses to balance cash flow provided by operating activities against uses of cash over time, based on conservative average crude oil price assumptions in the longer term relative to average market crude oil prices during 2007 and 2008.

STATEMENT OF CASH FLOWS
Net cash from operating activities reached a record level of $43.9 billion in 2008 compared with $34.5 billion in 2007 and $31.7 billion in 2006. The increased net cash from operations in 2008 was driven mainly by a decrease in net working capital, primarily in relation to our Oil Products business.

Net cash used in investing activities was $28.9 billion in 2008, an increase from $14.6 billion in 2007 due to an increase in capital expenditure (investments in projects and acquisitions) while proceeds from sale of assets, equity-accounted investments and financial assets decreased. In 2006, net cash used in investing activities was $20.9 billion reflecting lower proceeds from the sale of assets and sale of equity-accounted investments than in 2007.

Net cash used in financing activities decreased to $9.4 billion in 2008 from $19.4 billion in 2007, primarily due to the impact of the acquisition of the Shell Canada minority interest in 2007 (see Note 27 to the Consolidated Financial Statements) and the increase in current debt in 2008. The difference between the net cash used in financing in 2007 and 2006 relates primarily to the acquisition of the Shell Canada minority interest in 2007.

Cash and cash equivalents reached $15.2 billion at year-end, up from the 2007 level of $9.7 billion and the 2006 level of $9.0 billion.

EXTRACT FROM CASH FLOW STATEMENT[A]		$ billion
	2008	2007	2006
Net cash from operating activities	43.9	34.5	31.7
Net cash used in investing activities	(28.9)	(14.6)	(20.9)
Net cash used in financing activities	(9.4)	(19.4)	(13.7)
Currency translation differences relating to cash and cash equivalents	(0.1)	0.2	0.2

Increase/(decrease) in cash and cash equivalents	5.5	0.7	(2.7)
Cash and cash equivalents at the beginning of the year	9.7	9.0	11.7

Cash and cash equivalents at the end of the year	15.2	9.7	9.0

[A]	For Consolidated Statement of Cash Flows see page 117.

FINANCIAL CONDITION AND LIQUIDITY
Shell’s financial position is strong. In 2008, we generated a ROACE of 18.3% with a balance sheet gearing ratio of 5.9% (adjusted gearing ratio 23.1%) at year-end and returned $13.1 billion to our shareholders through dividends and buybacks.

The size and scope of Shell’s business requires a robust financial control framework and effective management of our various risk exposures. The international financial markets crisis, followed by the steep drop in commodity prices and the global economic slowdown in late 2008, put significant stress on the business environment in which we operate. As a result, certain risk exposure increased, requiring further financial control measures to be taken, particularly in the area of credit management.

58  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

LIQUIDITY AND CAPITAL RESOURCES

For Shell, the credit crisis initially affected Shell’s activities most exposed to financial counterparty risk; that is, the credit exposure arising from Shell’s cash deposits, foreign exchange and financial instrument trading with financial institutions. Exposure to failed financial counterparties was minimal in 2008. See Note 25 to the Consolidated Financial Statements.

As the crisis spread throughout the financial markets, however, sharply lower government bond yields and equity values, coupled with continuing tight liquidity and the global economic slowdown, have adversely impacted pension asset values. As a consequence in 2008, the value of the assets in our pension plans decreased and at year-end the present value of pension obligations exceeded plan assets by $8.3 billion. Shell is expecting to make significant cash contributions to the pension plans, in addition to the regular contributions of $1-2 billion per annum in recent years. The additional amounts, currently estimated to be in the range $5-6 billion, will depend on agreements to be made with local regulators and/or trustees as well as future market and exchange rate developments. The timing of these payments is still to be agreed. Additionally, in 2009, the lower pension asset values will result in an estimated non-cash pension charge of $1.9 billion (pre-tax) compared to a pension income (pre-tax) of $0.8 billion in 2008. Note 3 to the Consolidated Financial Statements describes the principal assumptions and Note 20 provides further disclosure on retirement benefits.

In our upstream and downstream businesses, customers, suppliers, partners and counterparties as well as industry sectors and countries show increasing signs of financial and economic stress, particularly in Chemicals. Finally, certain joint ventures and associated companies have faced constrained capital markets as well as an increased cost of debt.

In addition, more limited bank and capital markets funding capacity for lower-rated companies, together with global economic slowdown, is likely to adversely affect many of Shell’s customers, suppliers, partners and counterparties for the foreseeable future. In turn this may restrict Shell’s business opportunities, notably in the area of potential divestments.

In response to the worsening international credit environment, we have taken a variety of measures to reduce and diversify risk exposure. These measures include intensified credit analysis and monitoring of trading partners, restricting large-volume trading activities to the highest-rated counterparties, shortening exposure duration, and taking collateral or other security. As Shell’s treasury and trading operations are highly centralised, these measures have proved reasonably effective in controlling credit exposures associated with managing Shell’s substantial cash, foreign exchange and commodity positions. Credit information is regularly shared between business and finance functions, with dedicated teams in place to quickly identify and respond to cases of credit deterioration. Mitigation measures are defined and implemented for high-risk business partners and customers, including shortened payment terms, collateral or other security posting and vigorous collections.

Despite constrained liquidity in financial markets, Shell has continued to successfully access international public debt markets, both commercial paper and long-term debt, supported by its AA+ credit rating. In December 2008 under the US shelf registration, Shell issued $2.75 billion of 30-year notes in the public market with an interest rate of 6.375%.

Cash and cash equivalents amounted to $15.2 billion at the end of 2008 (2007: $9.7 billion). Total current and non-current debt rose $5.2 billion in the year. Total debt at the end of 2008 amounted to $23.3 billion. The total debt outstanding (excluding leases) at December 31, 2008 will mature as follows: 49% in 2009, 10% in 2010, 8% in 2011, 3% in 2012 and 30% in 2013 and beyond.

Shell believes its current working capital is sufficient for its present requirements. Shell currently satisfies its funding and working capital requirements from the substantial cash generated within its business and through the issuance of external debt. Our external debt is principally financed from the international debt capital markets – through debt instruments issued under two commercial paper programmes (CP programmes), a euro medium-term note programme (EMTN programme) and a US universal shelf registration (US shelf registration), each guaranteed by Royal Dutch Shell plc.

The central debt programmes and facilities consist of:

•	a $10 billion global CP programme, exempt from registration under section 3(a)(3) of the US Securities Act 1933, with maturities not exceeding 270 days;
•	a $10 billion CP programme, exempt from registration under section 4(2) of the US Securities Act 1933, with maturities not exceeding 397 days;
•	a $15 billion EMTN programme; and
•	an unlimited US shelf registration.

In 2008, under the US shelf registration mentioned above, Shell issued $2.75 billion of new 30-year term debt, more than offsetting some $2 billion of maturing term debt. All CP and US shelf issuances were undertaken by Shell International Finance B.V. (SIF BV), and guaranteed by Royal Dutch Shell plc. Fuller disclosure on debt issued – including maturity profile and fixed/floating rate characteristics – is included in Note 18 to the Consolidated Financial Statements. Certain joint venture operations are separately financed.

Shell currently maintains $2.5 billion of committed bank facilities which, together with internally available liquidity, provides back-up coverage for commercial paper maturing within 30 days. Aside from this facility and certain borrowing in local subsidiaries, Shell does not have committed bank facilities as this is not considered to be a necessary or cost-effective form of financing for Shell given its size, credit rating and cash-generative nature.

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

The following table sets forth the consolidated unaudited ratio of earnings to fixed charges of Royal Dutch Shell for the years ended December 31, 2004, 2005, 2006, 2007 and 2008.

	2008	2007	2006	2005	2004
Ratio of earnings to fixed charges	20.27	21.43	19.99	23.33	19.17

Shell Annual Report and Form 20-F 2008  59

BUSINESS REVIEW

LIQUIDITY AND CAPITAL RESOURCES

For the purposes of this table, earnings consist of pre-tax income from continuing operations before adjustment for minority interest and share of profit from equity-accounted investments plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments, plus distributed income from equity-accounted investments. Fixed charges consist of expensed and capitalised interest plus interest within rental expenses (for operating leases) plus preference security dividend requirements of subsidiaries.

Please refer to Exhibit 7.1 for details concerning the calculation of the ratio of earnings to fixed charges.

CREDIT RATINGS
On November 3, 2008, Moody’s Investors Services (Moody’s) affirmed the Aa1 long-term issuer rating of Royal Dutch Shell plc with stable outlook, as well as the guaranteed programmes/outstanding debt securities of its issuance subsidiary SIF BV. On September 1, 2008, Standard & Poor’s Ratings Services (S&P) raised its corporate credit rating for Royal Dutch Shell plc and its related subsidiaries to AA+ stable outlook from AA positive outlook. Short-term credit ratings of the CP programmes remain unchanged at Prime-1 and A-1+ from Moody’s and S&P respectively.

All central debt programmes and facilities continue to operate under the guarantee of Royal Dutch Shell plc, with all debt issuance in 2008 undertaken by SIF BV.

CAPITAL INVESTMENTS AND DIVIDENDS
After servicing outstanding debt, Shell’s first priority for applying its cash is payment of the dividend. Up to and including the fourth quarter 2006 interim dividend, the dividend was declared in euro, and per share increases in dividends were grown at least in line with European inflation over time. On February 1, 2007, Shell announced that effective from the first quarter 2007, dividends would be declared in US dollars.

Royal Dutch Shell’s dividend policy of growing the dividend at least in line with inflation over a number of years has not changed. The inflation level will be based on inflation levels in global, developed, economies and dividend growth will be measured in US dollars.

Shell’s capital expenditure, exploration expense and new investments in equity-accounted investments increased by $11.3 billion to $38.4 billion in 2008.

Exploration & Production expenditures of $24.7 billion (2007: $15.9 billion; 2006: $17.1 billion) accounted for nearly two-thirds of the total capital investment in 2008. Gas & Power accounted for $4.3 billion (2007: $3.5 billion; 2006: $2.4 billion). Oil Sands accounted for $3.1 billion (2007: $1.9 billion; 2006: $0.9 billion). Oil Products investment amounted to $3.9 billion (2007: $3.9 billion; 2006: $3.5 billion). Chemicals investment was $2.1 billion (2007: $1.4 billion; 2006: $0.9 billion). Investment in Corporate was $0.2 billion (2007: $0.4 billion; 2006: $0.3 billion).

After dividends and capital investment, the priority for cash generated is to maintain a strong and flexible balance sheet. Both the medium and long-term focus will remain on improving the underlying operational performance in order to continue to deliver consistently strong cash flows.

Share buyback plans will be reviewed periodically, and are subject to market conditions and the capital requirements of Shell. A resolution will be submitted to the 2009 AGM to seek shareholder approval for Shell to make such market purchases of its ordinary shares, together with anexplanation that shares so repurchased may, at Shell’s discretion, be either held in treasury or cancelled.
In March 2007, Shell acquired the remaining shares of Shell Canada, not already owned by Shell, at a total cost of some $7.1 billion. As from the second quarter 2007, Shell’s Consolidated Financial Statements include the fully consolidated results of Shell Canada with no minority interest impact.

In April 2007, Shell completed the divestment to OAO Gazprom of 50% of its stake in the Sakhalin II project in Russia. Shell reduced its stake in the project from 55% to 27.5% for a total sale price of $4.1 billion. Shell’s Consolidated Financial Statements from the second quarter of 2007 include Sakhalin II on an equity-accounted basis, rather than as a subsidiary.

GUARANTEES AND OTHER OFF-BALANCE SHEET ARRANGEMENTS
Guarantees at December 31, 2008, were $3.7 billion (2007: $1.9 billion), of which $2.6 billion were guarantees of debt of equity-accounted investments (2007: $0.6 billion).

FINANCIAL FRAMEWORK
Shell manages its business to deliver strong cash flows to fund investment and growth based on cautious assumptions relating to crude oil prices.

SHARE REPURCHASES
During 2008, Royal Dutch Shell purchased more than 101 million shares of its common stock for cancellation at a gross cost of $3.6 billion. These purchases reduced the number of shares outstanding by 1.6% (112 million shares were purchased for cancellation in 2007 at a gross cost of $4.4 billion).

The table provides an overview of the share repurchases that occurred in 2008 and the first two months of 2009. All purchases have been converted to the dollar functional currency of Royal Dutch Shell (based on the daily exchange rate). The table omits certain Royal Dutch Shell Class A and B shares that were repurchased by employee share ownership plan trusts and trust-like entities holding the shares pending delivery under share plans and not held as treasury shares.

ISSUER PURCHASES OF EQUITY SECURITIES
			Total
			number of	Maximum
			shares	number
			purchased as	of shares that
			part of publicly	may yet be
	Total number	Average	announced	purchased under
	of shares	price paid	plans or	the plans or
Purchase period	purchased[A]	per share[B]	programmes	programmes[C]
January	12,195,000	$38.87	12,195,000
February	10,805,000	$35.52	10,805,000
March	6,080,000	$35.42	6,080,000
April	18,165,733	$36.98	18,165,733
May	9,142,443	$40.91	9,142,443
June	7,503,704	$39.94	7,503,704
July	7,997,752	$37.53	7,997,752
August	7,450,159	$33.37	7,450,159
September	9,895,893	$30.19	9,895,893
October	10,467,240	$24.36	10,467,240
November	1,690,000	$26.29	1,690,000
December	–	–	–

2008 Total	101,392,924	$34.49	101,392,924

January	–	–	–
February	–	–	–

2009 Total[D]	–	–	–

[A]	All shares purchased were open market transactions.
[B]	Average price paid per share includes stamp duty and brokers commission.
[C]	At the AGM on May 15, 2007, authorisation was given to repurchase 664 million ordinary shares in the period until the next AGM. At the AGM on May 20, 2008, authorisation was given to repurchase up to 631 million ordinary shares in the period until the next AGM, or until August 19, 2009. This authorisation is reviewed annually at the AGM.
[D]	As at February 24, 2009.

60  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

LIQUIDITY AND CAPITAL RESOURCES

CONTRACTUAL OBLIGATIONS
The table below summarises Shell companies’ principal contractual obligations at December 31, 2008, by expected settlement period. The amounts presented have not been offset by any committed third-party revenues in relation to these obligations.

CONTRACTUAL OBLIGATIONS					$ billion
					After
		Within	2/3 years	4/5 years	5 years
		1 year	(2010/	(2012/	(2014
	Total	(2009)	2011)	2013)	and after)
Debt[A]	18.8	9.2	3.3	0.5	5.8
Finance leases[B]	6.7	0.6	1.0	1.0	4.1
Operating leases[C]	19.3	4.6	6.5	3.4	4.7
Purchase obligations[D]	386.8	97.4	66.3	48.7	174.4
Other long-term contractual liabilities[E]	1.4	0.7	0.4	0.1	0.2

Total	433.0	112.5	77.5	53.7	189.3

[A]	Excludes $4.0 billion of finance lease obligations. See Note 18 to the Consolidated Financial Statements. The amounts in the table are the contractual repayments.
[B]	Includes interest. Seen Note 18[C] to the Consolidated Financial Statements. Excluded are finance leases for rigs or subsea equipment under construction that have not commenced and are therefore not recognised on balance sheet.
[C]	See Note 18[C] to the Consolidated Financial Statements.
[D]	Includes all significant items, including fixed or minimum quantities to be purchased; fixed, minimum or any agreement to purchase goods and services that is enforceable, legally binding and specifies variable price provisions; and the approximate timing of the purchase. Raw materials and finished products account for 93% of the total purchase obligations.
[E]	Includes all obligations included in “Other Non-current liabilities” on the Consolidated Balance Sheet that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 20 to the Consolidated Financial Statements) and obligations associated with decommissioning and restoration (see Note 21 to the Consolidated Financial Statements).

The table above excludes interest expense related to debt estimated to be $0.8 billion in 2009, $0.9 billion in 2010/2011, $0.6 billion in 2012/2013 and $0.3 billion in 2014 and after (assuming interest rates with respect to variable interest rate debt remain constant and there is no change in aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table).

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

For the years 2008, 2007 and 2006 the Dividend Access Trust recorded income before tax of £2,277 million, £1,930 million and £1,837 million respectively. In each period this reflected the amount of dividends received on the dividend access share.

At December 31, 2008, the Dividend Access Trust had total equity of £ Nil (2007: £ Nil; 2006: £ Nil), reflecting cash of £205,518 (2007: £444,639; 2006: £27,465), less unclaimed dividends of £205,518 (2007: £444,639; 2006: £27,465). The Dividend Access Trust only records a liability for an unclaimed dividend, and a corresponding amount of cash, to the extent that cheques expire, which is one year after their issuance, or to the extent that they are returned unpresented.

The movements in cash and cash equivalents of the Dividend Access Trust consist primarily of dividends received of £2,277 million in 2008 (2007: £1,930 million; 2006: £1,837 million) and distributions made on behalf of Shell to shareholders of £2,277 million in 2008 (2007: £1,930 million; 2006: £1,837 million) and changes in net working capital (£ nil). See “Control of registrant – Rights attaching to shares” for an explanation of the Dividend Access Trust.

Shell Annual Report and Form 20-F 2008  61

BUSINESS REVIEW

OUR PEOPLE

Shell employs around 102,000 people in more than 100 countries and territories worldwide. Our people are central to the delivery of the Shell business strategy of More Upstream, Profitable Downstream. In 2008, our human resource activities focused on advancing our people strategy; supporting our large-scale projects; and conducting efficiency-driven restructuring activities, such as in our downstream business and major functions. Our people strategy continued to focus mainly on recruiting, developing skills and improving employee performance.

DEVELOPING OUR PEOPLE
During 2008 we continued to invest in the development of our staff. Our learning approach focused on deepening professional skills particularly in technical disciplines. Many activities also focused on improving health and safety performance.

We continued to strengthen skills and leadership capabilities of our staff throughout Shell. The Shell Project Academy and Commercial Academy develop technical and commercial skills with programmes offered to people from entry to senior levels in Shell.

We also extended our blended learning. This complements traditional classroom methods by offering employees a combination of ways to learn through workplace assignments, e-learning, coaching and secondments to projects. By reducing classroom numbers, time away from work and travel and accommodation costs, we believe this approach develops the individual more effectively and improves efficiency.

We continued to seek further innovative ways to streamline learning activities. The online Shell Open University, for example, is the single point of entry for all formal learning courses. This improves access to Shell-approved learning programmes for all of our staff.

RESOURCING FOR THE FUTURE
Our ability to compete effectively and to become a preferred partner for governments is largely influenced by the quality of our staff and our capacity to deliver high-quality services and technology in order to develop complex world-class projects. Recruiting, developing and deploying skilled people therefore remains essential to our business. In 2008, we recruited more than 5,500 people worldwide from more than 90 countries. These comprised 1,050 graduates and 4,500 experienced professionals, with more than half (57%) of these recruits coming from technical disciplines.

We maintained our reputation as an energy employer of choice in key target markets such as China, Singapore and Malaysia. Shell Malaysia, for example, won the title Graduate Employer of the Year 2008 and gained first place as the most popular employer in the engineering sector according to careers publishers GTI Specialist Publishers. Our Graduate Brand campaign was launched in September 2008, bringing together under one banner several routes to student and graduate recruitment. It was received well with the recruitment target audience, resulting in a significant rise in applications of 30%.

We continue to resource our existing business and major investment projects in a competitive business environment and in challenging locations. In Canada, for example, the number of people hired in 2008 grew significantly compared to previous years to more than 1,500 – making Canada Shell’s single largest recruitment market.

While we always seek to attract and develop local talent, our ability to deploy people quickly to major projects around the world remains one of our strengths. Resourcing the construction, start-up and operation of the world’s largest GTL plant is an example. More than 1,300 Shell people have now joined the Pearl GTL joint venture in Qatar, either transferred from other parts of Shell or recruited externally, with an objective to attract and develop local talent for the future.

EMPLOYEE COMMUNICATION AND INVOLVEMENT
Communication with our staff and consultation, either directly or via staff councils or recognised trade unions, is important to Shell. One of the principal tools of communication is the Shell People Survey, which provides valuable insights into employees’ views. This fully electronic survey was conducted in June 2008, with detailed results made available for line managers to discuss with their staff. This dialogue leads to a better understanding of any underlying issues and, where appropriate, of improvements to be worked on. Overall, results showed continued improvement in positive responses compared with those of the last survey.

A key outcome from the Shell People Survey is the employee engagement index, which measures affiliation and commitment to Shell. The index covers responses to questions on, for example, job satisfaction and pride in working for Shell. The average score of 74% was up from the last survey in 2006 and continued to indicate a positive level of engagement. This year we broadened the range of internal communications channels we use to involve our people in the planning and direction of their work. We continued to provide regular letters to staff from the Chief Executive on business performance and global priorities, webcasts, publications and face-to-face engagement sessions; and we added an online video site, Shell Tube, to allow staff the opportunity for instant responses.

We encourage safe and confidential reporting of views about our processes and practices. Our global telephone helpline and website, which have been in place since 2005, enable employees to report breaches of our Code of Conduct and the Shell General Business Principles, confidentially and anonymously.

DIVERSITY AND INCLUSION
We believe our ability to compete effectively in the global marketplace is affected by our ability to attract and retain diverse staff that reflect the countries where we operate, as well as the suppliers and customers with whom we do business. The integration of diversity and inclusion (D&I) into Shell’s operations and culture is therefore essential to our success.

We continue to strengthen diversity in the organisation through recruitment. At the end of 2008 the percentage of women in senior leadership positions has increased to 13.6% compared to 12.9% in 2007. Women make up 28% of all our professional hires and 18% of recruits for technical roles (both graduate and experienced hires). Women make up 31% of technical graduates. We aim to improve on these rates still further.

The range of nationalities among our senior staff remains wide. In Asia considerable progress has been made in identifying, attracting and developing local staff. Local nationals filled more than 50% of senior leadership positions in 32% of our major countries, compared to 33% of those countries in 2007.

62  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

OUR PEOPLE

D&I activities continue to be aligned with Shell’s core values, General Business Principles and Code of Conduct and ensure equal opportunity in recruitment, career development, promotion, training and reward for all employees, including those with disabilities. Our policies require compliance with applicable laws concerning the continued employment and training of employees who become disabled during their employment.

EMPLOYEES BY SEGMENT (average numbers)	thousands
	2008	2007	2006
Exploration & Production	18	18	18
Gas & Power	3	3	3
Oil Sands	1	1	1
Oil Products	58	63	67
Chemicals	6	6	6
Corporate[A]	16	13	13

Total	102	104	108

[A]	Corporate includes employees working in shared service centres.

EMPLOYEES BY GEOGRAPHICAL AREA (average numbers)		thousands
	2008	2007	2006
The Netherlands	9	10	10
UK	8	8	8
Others	15	17	19

Europe	32	35	37

Africa, Asia, Australia/Oceania	34	33	35
USA	23	24	24
Other Americas	13	12	12

Total	102	104	108

EMPLOYEE COSTS	$ million
	2008	2007	2006
Remuneration	10,581	10,021	8,827
Social law taxes	890	854	712
Retirement benefits	(302)	98	743
Share-based compensation	241	589	462

Total	11,410	11,562	10,744

Shell Annual Report and Form 20-F 2008  63

BUSINESS REVIEW

ENVIRONMENT AND SOCIETY

We recognise that our continuing business success depends on helping to meet the world’s growing energy needs in environmentally and socially responsible ways. To manage today’s business risks, and deliver our strategy, it is critical that we maintain the trust of a wide range of stakeholders. To keep this trust, we must do many things, including: behave with integrity, in line with the Shell General Business Principles (Business Principles) and Code of Conduct (Code); operate our facilities safely; be a good neighbour; and help to find solutions to the energy challenge. In this section we discuss our approach to managing environmental and social impacts and opportunities and our performance in this area in 2008.

OUR APPROACH TO MANAGING ENVIRONMENTAL AND SOCIAL IMPACTS
We require all of our operations to manage environmental and social impacts as part of the Shell Control Framework. Company-wide standards and processes, controls, incentives and governance are designed to help them do this.

Standards and processes
Our Business Principles include our commitment to contribute to sustainable development. This involves balancing short and long-term interests and integrating economic, environmental and social considerations into business decision-making. It includes reducing environmental impacts from our operations and products; and being a good neighbour by contributing to the development of societies where we operate and maintaining trust-based relationships with a wide range of stakeholders. All companies and joint ventures we control are required to apply the Business Principles, our Code and the rest of the Shell Control Framework or, in the case of joint ventures, we may agree to materially equivalent principles and standards.

Our Business Principles and Code require compliance with all applicable laws and support for fundamental human rights. They forbid, among other things, bribery, fraud and anti-competitive behaviour. Companies and joint ventures we control should adopt our or similar environmental and social standards. These include health, safety, security and environment (HSSE) standards which include (under the Shell Control Framework) requirements for biodiversity, managing greenhouse gas (GHG) emissions, health management, road and process safety.

We require contractors to manage HSSE in line with our standards and follow our Business Principles or an equivalent standard when working for us. We include these requirements in our contract terms and conditions. We also encourage suppliers and joint ventures we do not control to adopt and follow materially equivalent principles and HSSE standards. If these contractors, suppliers and ventures cannot comply with our requirements within a reasonable period, we are required to review the relationship. Our actions can include ending the relationship.

Our Business Principles and standards are reflected in our business processes. For example, they are included in the criteria used to assess investment proposals and in the planning and design of major new projects. All major new investments must include the expected future costs of emitting CO2 in their project design and decision-making. We require an environmental, health and social impact assessment to be carried out before we begin significant work on a project or at an existing facility. The actions identified must be reflected in the project’s design and operation. All our major refining and chemicals facilities and upstream operations where social impacts could be high have social performance plans in place in line with Shell guidance. These plans spell out how the operation will manage its social impacts and generate benefits for the local community. At our refineries and chemical plants these plans are reviewed every three to four years by experienced social performance staff from other locations.

Controls and incentives
Each Shell business is responsible for complying with our requirements and achieving specific targets in these areas. We monitor compliance through an annual assurance letter process, internal audits and performance appraisals. The assurance letter process requires the heads of our businesses and functions to report to the Chief Executive on compliance with our Business Principles and standards. Shell Internal Audit’s Business Integrity Department and Shell Legal investigate allegations of fraud, non-compliance and other control incidents. Material ethical and legal incidents are reported to the Executive Committee and to the Audit Committee. Sustainable development performance is part of the way we appraise and determine the compensation of our employees.

Governance
The Chief Executive is accountable for sustainable development. He chairs Shell’s Sustainable Development and HSSE Executive Committee, which sets standards, priorities and key performance indicators and reviews performance.

The Corporate and Social Responsibility Committee is one of four committees of the Royal Dutch Shell Board. It assesses our policies and performance with respect to our Business Principles, Code, HSSE standards and major issues of public concern. It comprises three Non-executive Directors.

OPERATING SAFELY
We are committed to preventing incidents – such as spills, fires and accidents – that place our people, the environment, our facilities or our neighbours at risk. We are investing to keep our facilities safe and we are working hard to strengthen our safety culture further. We require that all Shell companies and joint ventures we control (under the Shell Control Framework) as well as Shell employees and contractor staff operate in line with our HSSE standards. This means managing HSSE risks systematically, including having each site understand all major risks and be able to show, through regular audits, that they are managing them to a level “as low as reasonably practicable”. It also involves having major facilities certified to international environmental standards, such as ISO14001, and having emergency response plans in place – and regularly tested – that minimise damage in the event of an incident.

A large number of our fatalities (nine of 26 in 2008) are a result of road accidents. In 2008, we created a dedicated centre of expertise headed by a Shell-wide road safety manager. He is charged with implementing a standardised Shell-wide road safety programme that is based on the approaches and tactics that have worked in the many successful Shell local road safety programmes.

CLIMATE CHANGE
We were one of the first energy companies to acknowledge the threat of climate change, to call for action, and to take action ourselves. In 1998, we set ourselves voluntary targets for reducing greenhouse gas (GHG) emissions from our operations. In 2008, our emissions level was 30% below the 1990 level (see page 67).

We provide products and advice to customers to help them use energy more efficiently and reduce their emissions. We continue to be a major

64  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

ENVIRONMENT AND SOCIETY

supplier of natural gas, the lowest carbon fossil fuel, which in 2008 accounted for approximately 45% of our upstream production. In 2008, we further increased the availability of our Fuel Economy formula – an additive and cleaning agent package that can help improve drivers’ fuel efficiency by reducing energy loss in engines. The formula was included in main grade Shell gasoline in 21 countries by the end of 2008 and in main grade Shell diesel in nine of these countries. We continued to rollout the Shell Fuel Save Energy Challenge, a driver awareness campaign to promote fuel saving driving habits and the use of Fuel Economy formula fuels.

We are investing to build a low-CO2 biofuels business based on sustainable sources. We increased our stake to 50% in the Canadian company Iogen that operates an advanced process using enzymes to make ethanol from straw. Our German partner, CHOREN, continued work on a commercial demonstration plant to produce fuel from waste wood chips.

We are doing research with companies such as Virent and Codexis on cheaper, lower energy ways to convert plants to biofuels. Construction began on a small pilot facility in Hawaii with HR Biopetroleum to turn marine algae into a biofuel feedstock. We are also working with six academic institutions, including universities in China and Brazil, on next generation fuels and better ways to make today’s biofuels sustainable.

The 264 MW Mount Storm wind project in the USA (Shell share 50%) was brought into operation, bringing the overall capacity of wind projects in which we have an interest to about 1,100 MW (Shell share 50%). Avancis, our partnership with glassmaker Saint-Gobain, continued to develop advanced solar power technology. It opened a demonstration plant in Germany with the capacity to make enough thin-film technology solar modules each year to generate 20 MW of power. Through our interest in Showa Shell in Japan we are also involved in another 20 MW thin-film factory and in the construction of a plant with the potential for three-times that output.

We see potential business opportunities and competitive advantage in providing cost-effective solutions for CO2, especially its capture and underground storage on a large scale. We continue to build our technical capability in this area and to encourage governments to provide the needed regulatory framework and support. We are taking part in research projects, such as the CO2SINK project in Germany, which in 2008 became the first onshore project in Europe to inject CO2 underground. We are also pursuing plans for larger-scale demonstration projects: in the Netherlands, a proposal to store 10 million tonnes of CO2 from the Pernis refinery in two depleted gas fields; and in Canada, a proposal to capture and store one million tonnes of CO2 from our upgrader that processes bitumen from oil sands. On a small scale we already supply some captured waste CO2 from the Pernis refinery to greenhouses.

We continue to contribute to the dialogues with governments in their efforts to develop an international policy framework for responding to climate change that encourages the technology development and investment required without distorting international competition. This involves sharing our insights into the energy system and technology development, for example through our own strategic energy scenarios. It also includes helping to build the coalitions between companies, the public sector and non-governmental organisations (NGOs) that will be needed. We actively promote the use of emission trading systems for heavy industry and the power sector, in which governments set absolute limits on the amount of GHGs the industry can release, coupled with incentives to speed up the demonstration and deployment of technologies to capture and store CO2 underground.

For the transport sector, we are appealing to governments to introduce fuel standards that compare all fuels on a standard wells-to-wheels basis, and reward those with a lower CO2 impact and that also have the best chance of becoming cost competitive.

OUR NEIGHBOURS AND CONTRIBUTING TO LOCAL DEVELOPMENT
We aim to be a good neighbour in the communities and wider societies where we operate. This means not only running our facilities cleanly and safely but building strong relationships with local communities, and together, finding ways for our operations to contribute to their development and reduction in poverty.

We have a structured company-wide approach to working with our neighbours and contributing to development, based on social performance plans.

Promoting the use of local contractors and suppliers and encouraging the local contractors we work with to hire and train more local staff is an important part of our contribution. We also sponsor social investment programmes in many countries throughout the world. For example, in 2008 we donated $24 million in the UK.

In addition, we actively encourage governments to use the taxes, royalties and other income generated by our activities as a catalyst for development, to reduce poverty and to safeguard against corruption. We continue to strongly support the Extractive Industries Transparency Initiative, which promotes transparency in relation to income received by governments from energy and mining companies.

ENVIRONMENTAL AND DECOMMISSIONING COSTS
Shell operates in more than 100 countries and territories and is subject to a variety of environmental laws, regulations and reporting requirements. The costs of avoiding emissions into the air and water and the safe disposal and handling of waste from our operations are part of our business and are included in operating expenses. Such estimated costs incurred in 2008 by subsidiaries were approximately $1.2 billion (2007: $1.3 billion). Capital spending to limit or monitor hazardous substances or releases covers both measures at existing plants and those incorporated into new plants. Some of this spending is readily identifiable; the remainder is reasonably estimated using technical and financial judgements. On this basis, environmental capital spending in Shell companies with major programmes in 2008 was approximately $1.0 billion (2007: $0.6 billion).

At the end of 2008, the total liabilities being carried for environmental clean-up were $1.2 billion (2007: $1.2 billion). In 2008, there were payments of $0.2 billion and increases in provisions of $0.2 billion. The estimated present value (at December 31, 2008) of the obligations being carried for spending on decommissioning and restoration including oil and gas platforms amounted to $10.5 billion (2007: $11.2 billion).

PERFORMANCE
Reporting environmental and social data differs from financial data in a number of important ways. There are inherent limitations to the accuracy of environmental and social data that stem from the nature of this data. Inaccuracies arise, for example, because certain parameters rely on human behaviour and are affected by culture and personal perception; or because other parameters use complex measurements from equipment that must be constantly tuned. Still other parameters rely on estimates and modeling. We accept that our published environmental and social data will be affected by these limitations and continue to improve data integrity by strengthening internal controls.

Shell Annual Report and Form 20-F 2008  65

BUSINESS REVIEW

ENVIRONMENT AND SOCIETY

We adjusted the way we report our environmental and safety data this year to align more closely with industry practices. This data is now only reported for companies and joint ventures we control and those joint venture and associated companies not under our control but where we are the operator. For greenhouse gas emissions, data is based on direct emissions and includes significant operations of joint ventures and associates we control and those where we are the operator. Previously, we also had included data from joint ventures and associated companies that we neither controlled nor operated but where we had provided some operating services. As a result, we have restated all the environmental and safety performance data for the past 10 years. Also to align with industry practice, we focus our reporting on the number of fatalities we have and no longer report a fatal accident rate (the number of fatalities per 100 million working hours).

Data is reported on a 100% basis regardless of our equity share in the company. Operations acquired or disposed of during the year are included only for the period of time that we had ownership. We only include data and events, like safety incidents, that have been confirmed by internal investigations by the time of publication. These investigations can take several months to complete, particularly where the security situation in an area makes access difficult. If incidents are confirmed after publication, the data for the year is restated in the next year’s publication.

66  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

ENVIRONMENTAL DATA

GREENHOUSE GAS EMISSIONS
In 2008, we continued to work towards meeting the voluntary target we set ourselves in 1998: to reduce CO2 emissions from our operations by at least 5% compared to 1990.

Our biggest reductions since 1998 have come from phasing out the continuous venting of natural gas at oil production sites, and from the programme we launched in 2001 to end the continuous flaring of gas. Improvements in energy efficiency at our refineries since 2002 have also helped.

In 2008, Shell operated facilities emitted 75 million tonnes of GHGs, (measured on a CO2 equivalent basis), about 7 million tonnes lower than the previous year, and approximately 30% below 1990 levels.

Most of the difference between 2007 and 2008 was due to changes in our portfolio, as we sold a number of refineries. Another major contributor was reduced flaring outside Nigeria in our Exploration & Production business.

[A]	Petroleum Industry Guidelines for Greenhouse Gas Estimate, December 2003, (API, IPIECA, OGP) indicate that uncertainty in greenhouse gas measurements can be significant depending on the methods used.
[B]	Target and baseline adjusted to reflect portfolio changes.

FLARING
Since 2001, Exploration & Production has reduced its natural gas flaring by more than 70%, mainly through a multi-billion dollar programme to end continuous gas flaring by collecting gas from oil production facilities and bringing it to market. In Nigeria alone, which accounts for approximately 80% of our remaining upstream flaring, the Shell-operated joint venture in the Niger Delta has invested around $3 billion in equipment to capture and use gas formerly flared.

In 2008, total flaring in Exploration & Production dropped again mostly due to reduced flaring in Malaysia and Gabon, as investment and operational improvement programmes showed results. Flaring levels in Nigeria were the same as in 2007, as further progress with the programme to end continuous flaring was blocked by ongoing government funding and security problems.
Only five sites we operate outside of Nigeria, representing less than 0.5% of our total CO2 emissions, still continuously flare for technical, safety or environmental reasons.

ENERGY INTENSITY – EXPLORATION & PRODUCTION
Across the industry, the energy needed to produce each unit of oil or natural gas is rising fast as fields age and more heavy and harder-to-reach oil is produced. Shell is no exception. Our upstream energy intensity has risen by around 27% since 2000. To help us slow that rise, we launched a major energy efficiency programme in Exploration & Production in 2007. In line with this programme, all our upstream operations are putting energy management plans in place.

ENERGY INTENSITY – REFINERIES
According to the industry standard Solomon Associates Energy Intensity Index (EIItm)[A], energy efficiency at our refineries has improved slightly since 2002. Compared to 2007, it slipped back in 2008. This was partly because we had more unplanned shutdowns; and because refineries were running below their full production capacity, and hence less efficiently, as demand for their output dropped during the year. In addition, some gains from our 2002-5 Energisetm energy efficiency programme were not sustained.

[A]	Solomon Associates changed their proprietary Energy Intensity Index calculation methodology in 2006. Reported historical values have been recalculated based on this revised methodology.

Shell Annual Report and Form 20-F 2008  67

BUSINESS REVIEW

ENVIRONMENTAL DATA

In response, we are rolling out Energy Management Systems that allow plant operators to spot energy losses faster and immediately make small corrections to stop the losses. These systems have already improved efficiency by more than eight percent at our Geismar chemical plant in the US. They were implemented at four more plants in 2008.

ENERGY INTENSITY – CHEMICAL PLANTS
Lacking a standard way in the industry to measure energy intensity, we devised our own: Shell’s Chemical Energy Index, which compares the energy used to make a tonne of product to a 2000 baseline of 100. Based on this measurement, our chemical plants have boosted efficiency by nearly 7% since 2000.

In 2008, our chemicals plants were not able to further improve their performance mainly because of unplanned shutdowns in US plants resulting from Hurricane Ike. Starting up plants after a shutdown requires extra energy.

ENERGY INTENSITY – OIL SANDS
Producing gasoline from oil sands requires more energy than producing it from conventional oil. Our Athabasca operation includes energy saving technologies – like using lower temperature water to wash the oil from the sand, and using highly efficient cogeneration and heat integration with other facilities. Energy intensity rose slightly in our oil sands business last year due to plant shutdowns, maintenance, and construction activities. We continue to look for ways to reduce energy use.

SPILLS
Since 1997, we have been reducing the amount of oil and oil products spilled from our operations for reasons we can control, like corrosion or operational failures. Spills from sabotage or extreme weather, like hurricanes, which are harder to prevent, have fluctuated with events.

In 2008 the number and amount spilled for operational reasons dropped again. Spill volumes from sabotage rose sharply due to one sabotage incident in Nigeria, where a large pipeline was damaged by explosives. At sites shut down by the security situation, reliable information about spills is not available, and is pending our return to repair the damage and restart operations.

68  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

SOCIAL DATA

SAFETY
In 2008 26 people (two employees and 24 contractors) lost their lives working for Shell. That was five more than in 2007, based on the updated scope of our reporting (see page 65). Of these fatalities, nine happened on the road. A further ten occurred in Nigeria, three of these as a result of security incidents and the rest in one tragic incident in which seven contractors died when repairing a pipeline after a sabotage incident.

To help monitor our safety performance, we use a standard safety measure – total recordable case frequency. This is the number of injuries of contractors and staff requiring medical treatment or time off work, for every million hours worked.

We continued to see improvements in our injury rate – the number of incidents like slips, trips and falls which has come down by approximately 50% since 1999. It remained the lead indicator in the sustainable development section of our scorecard; underlining the importance we place on improving our safety performance.

Shell Annual Report and Form 20-F 2008  69

BUSINESS REVIEW

SHARE PLANS AND OTHER MATTERS

SHARE-BASED PLANS AND TREASURY SHARES
There are a number of share-based plans for senior staff and other employees of Shell. Following the Unification, the underlying shares for the continuing share-based plans are shares of Royal Dutch Shell and awards and rights under the plans in existence at the time of the Unification were converted into awards and rights over Royal Dutch Shell shares. In 2005, the share option plans were replaced with an amended Long-term Incentive Plan. All awards and rights over common shares of Shell Canada at the time of the acquisition of the minority interest in Shell Canada in 2007 were converted into awards and rights over Royal Dutch Shell Class A shares. Details of the principal plans, both old plans with continuing outstanding awards and the Long-term Incentive Plan/Performance Share Plan, are given below.

Share option plans
The options that were granted under the Shell share option plans were share options over Royal Dutch or Shell Transport shares (now converted into options over Royal Dutch Shell shares), at a price not less than the fair market value of the shares at the date the options were granted. This was calculated as the average of the stock exchange opening and closing prices over the five business days ending on the date of grant, except for the US plans where the grant price was the New York Stock Exchange closing price on the grant date. Options under the Shell option plans are generally exercisable three years from grant, except for those granted under the separate US plans that vest one-third per year for three years. Share options lapse 10 years after grant; however, leaving Shell employment may cause options to lapse earlier.

Details of the shares under option as at February 24, 2009, in connection with these plans are as follows:

ROYAL DUTCH SHELL

	Class A Shares	Class B Shares	Class A ADRs
Options outstanding	43,330,167	23,401,283	11,845,651
Average price per share	€26.28	£16.52	$50.74
Total price	€1,138,916,528	£386,693,390	$601,047,068
Term	22/03/2010–	22/03/2010–	01/03/2010–
	04/11/2014	04/11/2014	07/05/2014

Long-Term Incentive Plan and Performance Share Plan
In July 2005, Royal Dutch Shell adopted an amended Long-term Incentive Plan (LTIP). When awards are made under the LTIP other than to the Executive Directors the plan is called the Performance Share Plan (PSP). On the award date conditional awards are made of Royal Dutch Shell shares. To date for the LTIP, the actual amount of shares that may vest, which can be between 0 – 200% of the conditional award, depends on the total shareholder return (TSR) of Royal Dutch Shell versus four of its main competitors over a three-year performance period. For the PSP awards made in 2005 and 2006, the extent to which the awards vest depends on the TSR of Royal Dutch Shell compared with four of its main competitors over a specific measurement period. For the PSP awards made in 2007 onwards, the extent to which the awards vest will be determined by two performance conditions. The relative TSR measure over the measurement period will be used to determine the vesting of half the award and the other half of the award will be linked to the declared Business Performance Factor (Shell scorecard results). For the shares granted in 2008, the measurement period is three years from January 1, 2008 (for the shares granted in 2006 and 2007, the measurement period is three years from January 1, 2006 and January 1, 2007 respectively). Awards made in 2007 and 2008 under the LTIP and PSP to individuals employed in the
Netherlands at the time of the award will be cash-settled. None of the awards will result in beneficial ownership until the shares are released.

The total number of outstanding shares of Royal Dutch Shell conditionally awarded under these plans as at February 24, 2009 is 21,881,528 Class A, 9,880,162 Class B and 7,013,820 Class A ADR of which 1,391,579 Class A, 661,359 Class B and 462,728 Class A ADR relate to notional dividend shares[A] to date.

Restricted Share Plan
Under the Restricted Share Plan (RSP), awards are made on a highly selective basis to senior staff. Executive Directors also became eligible to receive awards under the RSP in 2008. In 2005, the existing RSP was replaced with a new RSP consistent with amendment of the LTIP and PSP. Shares are awarded subject to a three-year retention period. The shares, together with additional shares equivalent to the value of the dividends payable over the retention period, are released to the individual at the end of the three-year period. The total number of outstanding shares of Royal Dutch Shell under these plans as at February 24, 2009 is 178,256 Class A, 94,379 Class B and 62,819 Class A ADR of which 5,712 Class A, 2,488 Class B and 3,822 Class A ADR relate to notional dividend shares[A] to date.

Deferred Bonus Plan
Executive Directors participate in the Deferred Bonus Plan (DBP) and can elect to defer up to 50% of their annual bonus for an award of Royal Dutch Shell shares (deferred bonus shares), which is released after three years. From 2006, Executive Directors are required to defer at least 25% of their annual bonuses. Subject to remaining in employment with Shell for three years following the year in which the bonus was earned, the participant may also be granted an additional award of matching Royal Dutch Shell shares (matching shares) equal to the number of deferred bonus shares awarded together with Royal Dutch Shell shares representing the value of dividends payable on the deferred bonus shares. A maximum of four matching shares will be awarded for every four deferred bonus shares. Vesting of three out of every four matching shares awarded to Executive Directors will be subject to satisfaction of a performance target with the remaining matching shares vesting over time.

The total number of outstanding shares (excluding matching shares) of Royal Dutch Shell under these plans as at February 24, 2009 is 372,494 Class A, 132,677 Class B and 45,625 Class A ADR of which 17,122 Class A, 6,519 Class B and 1,659 Class A ADR relate to notional dividend shares[A] to date.

Global Employee Share Purchase Plan
This plan enables employees to make contributions to purchase Royal Dutch Shell Class A shares at current market value (previously employees could also purchase Class B and Class A ADRs). If the acquired shares were retained in the plan until the end of the twelve-month savings cycle the employee received an additional 15% share allocation. In the USA, a variant of this plan is operated, where the main difference is that the purchase price is the lower of the market price on the first or last trading day of the cycle, reduced by 15%. Executive Directors are not eligible to participate in the Global Employee Share Purchase Plan.

As at February 24, 2009 the number of Royal Dutch Shell shares which were held in employee benefit trusts in connection with this plan was zero Class A and zero Class B and zero Class A ADRs.

[A]	The relevant award is increased on vesting by an amount equal to the dividends that would have accrued on the shares during the period from the award date to the vesting date.

70  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

SHARE PLANS AND OTHER MATTERS

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

At February 24 2009, there were 2,284,738 issued and outstanding Royal Dutch Shell Class B shares under option to such employees pursuant to the rules of the scheme at prices between £12.9466 and £21.21.

No new shares have been issued for any of the plans or schemes mentioned above.

Shell share plans
Please refer to Note 26 to the Consolidated Financial Statements for a further discussion of the principal Shell share plans.

KEY ACCOUNTING ESTIMATES AND JUDGEMENTS
Please refer to Note 3 to the Consolidated Financial Statements for a discussion of key accounting estimates and judgements.

LEGAL PROCEEDINGS
Please refer to Note 31 to the Consolidated Financial Statements for a discussion of legal proceedings.

AUDIT FEES
Please refer to Note 32 to the Consolidated Financial Statements for a discussion of auditors’ fees and services.

Shell Annual Report and Form 20-F 2008  71

BUSINESS REVIEW

ADDITIONAL SHAREHOLDER INFORMATION

CLASS A AND CLASS B SHARES
Royal Dutch Shell has two classes of ordinary shares – Class A shares and Class B shares. The Class A shares and Class B shares have identical rights except in relation to the dividend source. Dividends paid on Class A shares have a Dutch source for tax purposes and any dividends paid through the dividend access mechanism in respect of Class B shares will have a UK source for tax purposes.
The following tables set forth the high, low and year-end prices for Royal Dutch Shell’s registered ordinary shares on the principal trading markets:

•	of €0.07 nominal value on the London Stock Exchange;
•	of €0.07 nominal value on Euronext Amsterdam; and
•	of the ADRs on the New York Stock Exchange for the periods specified (ADRs do not have a nominal value):

SHARE PRICES
	Euronext Amsterdam[A]						London Stock Exchange			New York Stock Exchange[C]
	High		Low		Year-end		High	Low	Year-end	High		Low		Year-end
	€		€		€		pence	pence	pence	$		$		$
Royal Dutch ordinary shares/Royal Dutch New York Shares
2004	22.02		18.30		21.18					57.79		45.79		57.38
2005 (Jan 1 – Sep 30)	28.38	[B]	20.92	[B]	25.80	[B]				67.45	[D]	55.37	[D]	62.80	[D]

RDSA/RDS Class A ADRs
2005 (Jul 20 – Dec 31)	27.67		24.12		25.78		1,894	1,633	1,771	68.08		57.79		61.49
2006	28.53		24.32		26.72		1,974	1,661	1,785	72.38		60.17		70.79
2007	31.35		23.72		28.75		2,152	1,611	2,111	88.31		62.71		84.20
2008	29.63		16.25		18.75		2,278	1,276	1,805	88.73		41.62		52.94

	Euronext Amsterdam						London Stock Exchange[E]			New York Stock Exchange[F]
	High		Low		Year-end		High	Low	Year-end	High		Low		Year-end
	€		€		€		pence	pence	pence	$		$		$
Shell Transport Ordinary Shares/Shell Transport ADRs
2004							1,570	1,205	1,545	59.98		45.38		59.63
2005 (Jan 1 – July 19)							1,991	1,528	1,838	69.86		57.75		64.56

RDSB/RDS Class B ADRs
2005 (Jul 20 – Dec 31)	28.90		25.41		27.08		1,968	1,717	1,858	70.94		60.69		64.53
2006	30.04		25.18		26.66		2,071	1,686	1,790	74.93		62.75		71.15
2007	32.20		23.64		28.46		2,173	1,600	2,090	87.94		62.20		83.00
2008	29.16		15.84		18.50		2,245	1,223	1,726	87.54		41.41		51.43

[A]	Pursuant to the terms of the Unification, holders of Royal Dutch ordinary shares received two Royal Dutch Shell plc Class A ordinary shares for each Royal Dutch ordinary share. To assist comparison, the historical prices of the Royal Dutch ordinary shares have been divided by 2 to reflect such exchange ratio.
[B]	Royal Dutch ordinary shares continued to trade on Euronext Amsterdam following the completion of the Unification until such shares were delisted on September 30, 2005.
[C]	Pursuant to the terms of the Unification, holders of Royal Dutch New York Shares received one Royal Dutch Shell plc Class A ADR for each Royal Dutch New York Share. Each Royal Dutch Shell plc Class A ADR represents two Royal Dutch Shell plc Class A ordinary shares.
[D]	The New York Stock Exchange halted trading in the Royal Dutch New York Shares on October 3, 2005, following delisting in Amsterdam, and resumed trading in the Royal Dutch New York Shares on October 31, 2005, following the joint public announcement by Royal Dutch Shell and Royal Dutch of the definitive terms of the legal merger between Royal Dutch and its wholly-owned subsidiary Shell Petroleum N.V., in which all outstanding Royal Dutch shares were exchanged for €52.21 (or the equivalent in loan notes). The table excludes trading in Royal Dutch New York Shares for the period from October 3, 2005, through their delisting on November 21, 2005.
[E]	Pursuant to the terms of the Unification, holders of Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares to which holders of Shell Transport bearer warrants were entitled) received 0.287333066 Royal Dutch Shell plc Class B ordinary shares for each Shell Transport Ordinary Share. To assist comparison, the historical prices of the Shell Transport Ordinary Shares have been divided by 0.287333066 to reflect such exchange ratio.
[F]	Pursuant to the terms of the Unification, holders of Shell Transport ADRs received 0.861999198 Royal Dutch Shell plc Class B ADRs for each Shell Transport ADR. To assist comparison, the historical prices of the Shell Transport ADRs have been divided by 0.861999198 to reflect such exchange ratio. Each Royal Dutch Shell plc Class B ADR represents two Royal Dutch Shell plc Class B ordinary shares.

SHARE PRICES
	Euronext		London		New York Stock		New York Stock
	Amsterdam		Stock Exchange		Exchange		Exchange
	Class A shares		Class B shares		Class A ADRs		Class B ADRs
	High	Low	High	Low	High	Low	High	Low
	€	€	pence	pence	$	$	$	$
2007
Q1	26.98	23.72	1,823	1,600	70.91	62.71	71.29	62.20
Q2	30.23	24.72	2,089	1,671	81.62	65.15	83.81	66.36
Q3	31.35	25.59	2,173	1,737	85.48	69.56	87.79	69.47
Q4	30.74	26.84	2,145	1,904	88.31	78.96	87.94	78.23

2008
Q1	29.63	21.04	2,178	1,598	86.41	64.89	85.30	63.42
Q2	28.45	21.68	2,245	1,670	88.73	68.29	87.54	66.55
Q3	26.02	19.50	2,023	1,500	81.14	56.11	79.81	54.58
Q4	23.15	16.25	1,851	1,223	60.11	41.62	60.00	41.41

72  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

ADDITIONAL SHAREHOLDER INFORMATION

SHARE PRICES
	Euronext Amsterdam		London Stock Exchange		New York Stock Exchange		New York Stock Exchange
	Class A shares		Class B shares		Class A ADRs		Class B ADRs
	High	Low	High	Low	High	Low	High	Low
	€	€	pence	pence	$	$	$	$
2008
September	23.85	19.50	1,904	1,500	66.73	56.11	65.33	54.58
October	22.16	16.25	1,738	1,223	59.26	42.09	57.83	41.85
November	23.15	17.10	1,851	1,420	60.11	41.62	60.00	41.41
December	21.00	17.81	1,758	1,498	56.40	45.00	54.62	43.87

2009
January	20.95	17.50	1,854	1,560	56.07	45.46	54.77	44.00
February	20.13	17.00	1,744	1,463	52.64	43.18	50.91	41.82

ROYAL DUTCH SHELL LISTING INFORMATION
	Class A shares	Class B shares
Ticker symbol – London	RDSA	RDSB

Ticker symbol – Amsterdam	RDSA	RDSB

Ticker symbol – New York (ADR[A])	RDS.A	RDS.B

ISIN Code	GB00B03MLX29	GB00B03MM408

CUSIP	G7690A100	G7690A118

SEDOL Number – London	B03MLX2	B03MM40
SEDOL Number – Euronext	B09CBL4	B09CBN6
Weighting on FTSE as at 31/12/08	5.91%	4.33%
Weighting on AEX as at 31/12/08	21.80%	not included

[A]	One ADR is equal to two underlying shares.

CAPITAL GAINS TAX
For the purposes of UK capital gains tax, the market values of the company’s shares were:

HISTORICAL INFORMATION RELATING TO:		£
	March 31,	July 20,
	1982	2005
Royal Dutch Petroleum Company	1.1349	17.6625
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

The “Shell” Transport and Trading Company, p.l.c which delisted on July 19, 2005.	1.4502	Not applicable
Share prices have been restated where necessary to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure following the Unification of Royal Dutch and Shell Transport where one Shell Transport share was exchanged for 0.287333066 Royal Dutch Shell plc Class B ordinary shares.

DIVIDENDS
Dividends are declared in US dollars. Dividends declared on Class A shares are paid by default in euros, although holders of Class A shares are able to elect to receive dividends in pounds sterling. Dividends declared on Class B shares are paid by default in pound sterling, although holders of Class B shares are able to elect to receive dividends in euros. Dividends declared on ADRs are paid in US dollars. Eligible shareholders must make currency elections by the day before the declaration date.
It is expected that holders of Class B ordinary shares will receive dividends through the dividend access mechanism applicable to such shares. The dividend access mechanism is described more fully in “Control of registrant – Rights attaching to shares”.

CLASS A AND B SHARES						$
	Class A				Class B
	2008	2007	2006	2005	2008	2007	2006	2005
Q1	0.40	0.36	–	–	0.40	0.36	–	–
Q2	0.40	0.36	–	–	0.40	0.36	–	–
Q3	0.40	0.36	–	–	0.40	0.36	–	–
Q4	0.40	0.36	–	–	0.40	0.36	–	–

Total	1.60	1.44	–	–	1.60	1.44	–	–

CLASS A SHARES				€
	2008[A]	2007[A]	2006	2005
Q1	0.26	0.26	0.25	0.23	[B]
Q2	0.26	0.26	0.25	0.23
Q3	0.31	0.25	0.25	0.23
Q4	0.30	0.24	0.25	0.23

Total declared during the year	1.13	1.01	1.00	0.92

Amount paid during the year	1.07	1.02	0.98	1.21

[A]	Euro equivalent, rounded to the nearest euro cent.
[B]	Historical data converted to Royal Dutch Shell equivalents.

CLASS B SHARES[A]			pence
	2008	2007	2006	2005
Q1	20.05	18.09	17.13	15.84	[B]
Q2	20.21	17.56	17.08	15.89
Q3	24.54	17.59	16.77	15.64
Q4	27.97	18.11	16.60	15.64

Total declared during the year	92.77	71.35	67.58	63.01

Amount paid during the year	82.91	69.84	66.62	84.61

[A]	Pound sterling equivalent.
[B]	Historical data converted to Royal Dutch Shell equivalents.

Shell Annual Report and Form 20-F 2008  73

BUSINESS REVIEW

ADDITIONAL SHAREHOLDER INFORMATION

CLASS A ADRs			$
	2008	2007	2006	2005
Q1	0.80	0.72	0.63	0.59	[A]
Q2	0.80	0.72	0.63	0.55
Q3	0.80	0.72	0.63	0.56
Q4	0.80	0.72	0.65	0.56

Total declared during the year	3.20	2.88	2.54	2.26

Amount paid during the year	3.12	2.81	2.45	3.04

[A]	Historical data converted to Royal Dutch Shell equivalents.

CLASS B ADRs			$
	2008	2007	2006	2005
Q1	0.80	0.72	0.63	0.57	[A]
Q2	0.80	0.72	0.63	0.55
Q3	0.80	0.72	0.63	0.56
Q4	0.80	0.72	0.65	0.56

Total declared during the year	3.20	2.88	2.54	2.24

Amount paid during the year	3.12	2.81	2.45	3.10

[A]	Historical data converted to Royal Dutch Shell equivalents.

DIVIDEND REINVESTMENT PLAN (DRIP)
A DRIP is offered on both classes of shares and, depending on how an investor holds shares, is offered by either Equiniti or ABN AMRO trading under the name RBS (RBS). DRIPs for ADRs traded on the NYSE are offered by The Bank of New York Mellon.

Equiniti
The DRIP operated by Equiniti is available to investors in respect of shares held directly in the Royal Dutch Shell Nominee or on the Royal Dutch Shell plc share register. Shareholders will be liable for tax on dividends reinvested on the same basis as if shareholders had received the cash and arranged the purchase of shares themselves.

RBS
The DRIP operated by RBS is available to shareholders who hold their shares via Euroclear Nederland through an admitted institution of Euroclear Nederland and are expecting to receive the dividend in the default currency for Class A and Class B ordinary shares.
The Bank of New York Mellon
The Bank of New York Mellon maintains a Global BuyDIRECTsm plan for the Royal Dutch Shell Class A ADRs, available to registered holders and first time investors and a DRIP for the Class B ADRs available to registered ADR holders.

Tax consequences of participation in any plan may vary depending upon the tax residence of the shareholder and the class of shares held. Holders of Class A ordinary shares should note that it is the net dividend that will be reinvested.

To participate, or if you have any further questions, please call your bank or broker if your shareholding is through Euroclear Nederland, The Bank of New York Mellon if enquiries relate to ADRs and Equiniti for all other shareholders.

INDEXED SHARE PRICE
Royal Dutch Shell plc Class A / AEX Index

Royal Dutch Shell plc Class B / FTSE 100 Index

74  Shell Annual Report and Form 20-F 2008

BUSINESS REVIEW

ADDITIONAL SHAREHOLDER INFORMATION

DOLLAR EXCHANGE RATES[A]		€1=$
	Average[B]	High	Low	Period end
Year:
2004	1.2478
2005	1.2400
2006	1.2661
2007	1.3797
2008	1.4695
Month:
2008
January		1.4877	1.4574
February		1.5187	1.4495
March		1.5805	1.5195
April		1.6010	1.5568
May		1.5784	1.5370
June		1.5749	1.5368
July		1.5923	1.5559
August		1.5569	1.4660
September		1.4737	1.3939
October		1.4058	1.2446
November		1.3039	1.2525
December		1.4358	1.2634
2009
January		1.3946	1.2804
February		1.3064	1.2547
As at February 27, 2009				1.2662

DOLLAR EXCHANGE RATES[A]		£1=$
	Average[B]	High	Low	Period end
Year:
2004	1.8356
2005	1.8154
2006	1.8582
2007	2.0073
2008	1.8424
Month:
2008
January		1.9895	1.9515
February		1.9923	1.9405
March		2.0311	1.9823
April		1.9994	1.9627
May		1.9818	1.9451
June		1.9938	1.9467
July		2.0038	1.9685
August		1.9743	1.8190
September		1.8558	1.7497
October		1.7804	1.5472
November		1.6156	1.4789
December		1.5457	1.4395
2009
January		1.5254	1.3658
February		1.4936	1.4224
As at February 27, 2009				1.4276

[A]	Exchange rates up to 2008 are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Exchange rates for 2009 are based on the spot rates published by the Federal Reserve Bank of New York for customs purposes as required by section 522 of the amended Tariff Act of 1930.
[B]	Calculated by using the average of the exchange rates on the last business day of each month during the year.

FINANCIAL CALENDAR
Financial year ends	December 31, 2008

Announcements
Full year results for 2008	January 29, 2009
First quarter results for 2009	April 29, 2009
Second quarter results for 2009	July 30, 2009
Third quarter results for 2009	October 29, 2009

Dividends – ordinary shares Class A and Class B including ADRs
2008 Fourth quarter interim[A]

Announced	January 29, 2009
Ex-dividend date	February 4, 2009
Record date	February 6, 2009
Payment date	March 11, 2009

2009 First quarter interim

Announced	April 29, 2009
Ex-dividend date	May 6, 2009
Record date	May 8, 2009
Payment date	June 10, 2009

2009 Second quarter interim

Announced	July 30, 2009
Ex-dividend date	August 5, 2009
Record date	August 7, 2009
Payment date	September 9, 2009

2009 Third quarter interim

Announced	October 29, 2009
Ex-dividend date	November 4, 2009
Record date	November 6, 2009
Payment date	December 9, 2009

Annual General Meeting	May 19, 2009

[A]	The Directors do not propose to recommend any further distribution in respect of 2008.

Shell Annual Report and Form 20-F 2008  75

REPORT OF THE DIRECTORS

The Board of Royal Dutch Shell plc	77
Report of the Directors	80

DIRECTORS’ REMUNERATION REPORT

Directors’ Remuneration Report	83

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

Corporate governance	96
Control of registrant	103

76  Shell Annual Report and Form 20-F 2008

REPORT OF THE DIRECTORS

THE BOARD OF ROYAL DUTCH SHELL PLC

Jorma Ollila
Chairman

Born August 15, 1950. A Finnish national, appointed Chairman of Royal Dutch Shell as from June 1, 2006. Previously he became Vice President of International Operations of Nokia in 1985. In 1986 he was appointed Vice President Finance of Nokia. Between 1990 and 1992 he served as President of Nokia Mobile Phones. Between 1992 and 1999 he was President and Chief Executive Officer of Nokia and from 1999 to June 1, 2006, he was Chief Executive Officer of Nokia. Prior to joining Nokia, he started his career in banking at Citibank in London and Helsinki. He is Chairman of the Board of Nokia.

Chairman of the Nomination and Succession Committee

Lord Kerr of Kinlochard GCMG
Deputy Chairman and Senior Independent Non-executive Director

Born February 22, 1942. A British national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a Non-executive Director of Shell Transport from 2002 to 2005. A member of the UK Diplomatic Service from 1966 to 2002, he was UK Permanent Representative to the EU, British Ambassador to the USA and Foreign Office Permanent Under Secretary of State. He was Secretary-General of the European Convention (2002-2003), and in 2004 became an independent member of the House of Lords and sits on the EU Select Committee. He is a Non-executive Director of Rio Tinto plc and the Scottish American Investment Company plc, a Scottish Power Advisory Board member, Chairman of Imperial College, and a Trustee of the National Gallery and of the Rhodes, Fulbright, and Carnegie Trusts.

Member of the Nomination and Succession Committee and the
Remuneration Committee

Jeroen van der Veer
Chief Executive

Born October 27, 1947. A Dutch national, appointed Chief Executive of Royal Dutch Shell in October 2004. He was appointed President of Royal Dutch in 2000, having been a Managing Director of Royal Dutch since 1997, and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. He was a Director of Shell Canada Limited from April 24, 2003 until April 29, 2005. He joined Shell in 1971 in refinery process design and held a number of senior management positions around the world. He is a Non-executive Director of Unilever (which includes Unilever N.V., Unilever plc and Unilever Holdings Ltd.).
Peter Voser
Chief Financial Officer (Chief Executive with effect from July 1, 2009)

Born August 29, 1958. A Swiss national, appointed Chief Financial Officer of Royal Dutch Shell in October 2004. He was appointed a Managing Director of Shell Transport and Chief Financial Officer in October 2004. In 2002 he joined the Asea Brown Boveri (ABB) Group of Companies, based in Switzerland, as Chief Financial Officer and Member of the ABB Group Executive Committee. He first joined Shell in 1982 and held a variety of finance and business roles in Switzerland, the UK, Argentina and Chile, including Chief Financial Officer of Oil Products. He was a member of the Supervisory Board of Aegon N.V. from 2004 until April 25, 2006. He is a member of the Supervisory Board of UBS AG and a member of the Swiss Federal Auditor Oversight Authority.

Malcolm Brinded CBE
Executive Director Exploration & Production

Born March 18, 1953. A British national, appointed an Executive Director of Royal Dutch Shell in October 2004. He was previously a Managing Director of Shell Transport from March 2004 and prior to that a Managing Director of Royal Dutch from 2002. He joined Shell in 1974 and has held various positions around the world including in Brunei, the Netherlands and Oman. He was also Country Chair for Shell in the UK. He is a member of the Nigerian Presidential Honorary International Investor Council, the Council of the Royal Academy of Engineering and a Trustee of the Emirates Foundation, the Shell Foundation and The International Business Leaders Forum.

Linda Cook
Executive Director Gas & Power, Shell Trading, Global Solutions and Technology

Born June 4, 1958. A US national, appointed an Executive Director of Royal Dutch Shell in October 2004. She was appointed a Managing Director of Royal Dutch in August 2004 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. She was President and Chief Executive Officer and a member of the Board of Directors of Shell Canada Limited from August 2003 to July 2004. She joined Shell Oil Company in Houston in 1980, and worked for Shell Oil Company in Houston and California in a variety of technical and managerial positions. She is a member of the China Development Forum, the Society of Petroleum Engineers and a Non-executive Director of The Boeing Company.

Shell Annual Report and Form 20-F 2008  77

REPORT OF THE DIRECTORS

THE BOARD OF ROYAL DUTCH SHELL PLC

Josef Ackermann
Non-executive Director

Born February 7, 1948. A Swiss national, appointed a Non-executive Director of Royal Dutch Shell in May 2008. He is Chairman of the Management Board and the Group Executive Committee of Deutsche Bank AG. He was appointed to these positions in 2006 and 2002 respectively. He joined Deutsche Bank’s Management Board in 1996, with responsibility for the investment banking division. He started his professional career in 1977 at Schweizerische Kreditanstalt (SKA), where he held a variety of positions in Corporate Banking, Foreign Exchange/Money Markets, Treasury and Investment Banking. In 1990, he was appointed to SKA’s Executive Board, on which he served as President between 1993 and 1996. He is currently also a member of the Supervisory Board of Siemens AG.

Member of the Remuneration Committee

Maarten van den Bergh
Non-executive Director

Born April 19, 1942. A Dutch national, appointed Non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch Supervisory Board from 2000 to July 4, 2005. Managing Director of Royal Dutch from 1992 to 2000 and President from 1998 to 2000. He was Chairman of the Board of Directors of Lloyds TSB from 2001 to May 11, 2006 and Chairman of the Supervisory Board of Akzo Nobel N.V. from April 2006 to February 2009. He is a member of the Boards of Directors of BT Group plc and British Airways plc.

Member of the Corporate and Social Responsibility Committee

Sir Peter Job KBE
Non-executive Director

Born July 13, 1941. A British national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a Non-executive Director of Shell Transport from 2001 to 2005. Previously he was Chief Executive of Reuters Group plc. He is a Non-executive Director of Schroders plc and TIBCO Software Inc. and a member of the Supervisory Board of Deutsche Bank AG.

Chairman of the Remuneration Committee

Wim Kok
Non-executive Director

Born September 29, 1938. A Dutch national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch Supervisory Board from 2003 to July 4, 2005. He chaired the Confederation of Dutch trade unions (FNV) before becoming a member of the Lower House of Parliament and parliamentary leader of the Partij van de Arbeid (Labour Party). Appointed Minister of Finance in 1989 and Prime Minister in 1994, serving for two periods of government up to July 2002. Member of the Supervisory Boards of ING Groep N.V., KLM N.V. and TNT N.V.

Chairman of the Corporate and Social Responsibility Committee and Member of the Nomination and Succession Committee

Nick Land
Non-executive Director

Born February 6, 1948. A British national, appointed a Non-executive Director of Royal Dutch Shell in July 2006. He qualified as an accountant in 1970 and was a partner of Ernst & Young LLP from 1978 until June 30, 2006. He was Chairman of Ernst & Young LLP and a member of the Global Executive Board of Ernst & Young Global LLP from 1995 until June 30, 2006. He is a Non-executive Director of BBA Aviation plc, Ashmore Group plc and Vodafone Group plc and Director of Alliance Boots GmbH, Chairman of the Practice Advisory Board of the Institute of Chartered Accountants of England and Wales, a member of the Finance and Audit Committees of the National Gallery and Adviser to Denton Wilde Sapte LLP.

Member of the Audit Committee

Christine Morin-Postel
Non-executive Director

Born October 6, 1946. A French national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. She was a member of the Royal Dutch Supervisory Board from July 2004 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. Formerly she was Chief Executive of Société Générale de Belgique, Executive Vice President and member of the Executive Committee of Suez S.A., Chairman and CEO of Credisuez plc from 1996 to 1998 and a Non-executive Director of Pilkington plc and Alcan Inc. She is a Non-executive Director of 3i Group plc and British American Tobacco PLC.

Chairman of the Audit Committee

78  Shell Annual Report and Form 20-F 2008

REPORT OF THE DIRECTORS

THE BOARD OF ROYAL DUTCH SHELL PLC

Lawrence Ricciardi
Non-executive Director

Born August 14, 1940. A US national, appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was appointed a member of the Royal Dutch Supervisory Board in 2001 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. Previously he was President of RJR Nabisco, Inc. and subsequently Senior Vice President and General Counsel of IBM. He is a Non-executive Director of Citigroup Inc., Senior Adviser to the IBM Corporation as well as to Jones Day and to Lazard Frères & Co and a Trustee of the Andrew W. Mellon Foundation and the Pierpoint Morgan Library.

Member of the Audit Committee

Hans Wijers
Non-executive Director

Born January 11, 1951. A Dutch national, appointed a Non-executive Director of Royal Dutch Shell with effect from January 2009. He is Chief Executive Officer and Chairman of the Board of Management of Akzo Nobel N.V. He joined Akzo Nobel N.V. in 2002 as a Board member, and was appointed Chairman in May 2003. He obtained a PhD in Economics in 1982 while teaching at the Erasmus University Rotterdam. Later he became senior managing partner of the various Dutch offices of The Boston Consulting Group. He served as Dutch Minister for Economic Affairs from 1994 to 1998, after which he returned to The Boston Consulting Group as partner until his appointment as a Board member of Akzo Nobel N.V. He is a trustee of various charities and a member of the European Roundtable of Industrialists.

Member of the Corporate and Social Responsibility Committee

Michiel Brandjes
Company Secretary

Born December 14, 1954. A Dutch national, appointed as Company Secretary and General Counsel Corporate of Royal Dutch Shell in February 2005. Previously he was Company Secretary of Royal Dutch. He joined Shell in 1980 as a Legal Adviser.

Shell Annual Report and Form 20-F 2008  79

REPORT OF THE DIRECTORS

REPORT OF THE DIRECTORS

Principal activities
Royal Dutch Shell is a holding company which owns, directly or indirectly, investments in the numerous companies constituting the group. Shell is engaged worldwide in the principal activities of the oil and natural gas industry. Shell also has interests in chemicals as well as in power generation and renewable energy.

Details of Royal Dutch Shell’s subsidiaries can be found in Exhibit 8.

Business review
The information that fulfils the requirements of the Business Review can be found in the Chairman’s message on page 8, the Chief Executive’s review on page 9 and also in the Business Review on pages 10 to 75, all of which are incorporated in this Report by way of reference.

Throughout this Report the Board aims to present a balanced and understandable assessment of Royal Dutch Shell’s position and prospects in its financial reporting to shareholders and other interested parties.

Research and development
Shell research and development programmes are carried out in a worldwide network of Shell technology centres complemented by external partnerships. The main technology centres are in the Netherlands and the USA with other centres in Canada, France, Germany, India, Norway, Oman, Qatar, Singapore and the UK. Further details of research and development, including expenditure, can be found on pages 54-55 of the Business Review as well as Note 7 to the Consolidated Financial Statements.

Recent developments and post-balance sheet events
Recent developments and post-balance sheet events are given in Note 35 to the Consolidated Financial Statements.

Financial statements and dividends
The Consolidated Statement of Income and Consolidated Balance Sheet are available on pages 114 and 115 of this Report.

The table below sets out the dividends declared by Royal Dutch Shell on each class of share. The Directors have proposed a fourth quarter interim dividend as set out below, payable on March 11, 2009, to shareholders on the register of members at close of business on February 6, 2009.

DIVIDEND PER SHARE
	Q1	Q2	Q3	Q4
Royal Dutch Shell Class A shares ($)	0.40	0.40	0.40	0.40
Royal Dutch Shell Class B shares ($)	0.40	0.40	0.40	0.40

DIVIDEND PER ADR
	Q1	Q2	Q3	Q4
Royal Dutch Shell Class A ADRs ($)	0.80	0.80	0.80	0.80
Royal Dutch Shell Class B ADRs ($)	0.80	0.80	0.80	0.80

Dividends are declared in US dollars.
Royal Dutch Shell will announce the euro and pounds sterling equivalent amounts at the same time as the US dollar declaration, using an exchange rate from the day before the declaration date:

DIVIDEND PER SHARE
	Q1	Q2	Q3	Q4
Royal Dutch Shell Class A shares (euro)[A]	0.26	0.26	0.31	0.30
Royal Dutch Shell Class A shares (pence)	20.05	20.21	24.54	27.97
Royal Dutch Shell Class B shares (euro)[A]	0.26	0.26	0.31	0.30
Royal Dutch Shell Class B shares (pence)	20.05	20.21	24.54	27.97

[A]	Rounded to nearest euro cent.

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

Shell U.K. Limited, the most significant UK operating company in the group, had approximately 38 days’ purchases outstanding at December 31, 2008, (2007: 35 days) based on the average daily amount invoiced by suppliers during the year. In February 2009, Shell U.K. Limited adopted the Prompt Payment Code. A copy is available from the Company Secretary.

Directors’ responsibilities in respect of the preparation of the financial statements
The Directors are responsible for preparing the Annual Report, the Directors’ Remuneration Report and the financial statements in accordance with applicable law and regulations.

UK company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Consolidated and Parent Company Financial Statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The financial statements also comply with IFRS as issued by the International Accounting Standards Board (IASB). The financial statements are required by law to give a true and fair view of the state of affairs of the Shell group and the parent company and of the profit or loss of the Shell group and parent company for that period.

In preparing these financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;
•	make judgements and estimates that are reasonable and prudent;
•	state that the financial statements comply with IFRS as adopted by the European Union and IFRS as issued by the IASB;
•	prepare the financial statements on the going concern basis, unless it is inappropriate to assume that Royal Dutch Shell or the Shell group will continue in business; and
•	prepare a management report giving a fair review of the business and the principal risks and uncertainties.

The Directors confirm that they have complied with the above requirements when preparing the financial statements and the Business Review gives a fair review of the business and the principal risks and uncertainties. In addition, as far as each of the Directors are aware, there

80  Shell Annual Report and Form 20-F 2008

REPORT OF THE DIRECTORS

REPORT OF THE DIRECTORS

is no relevant audit information of which the auditors are unaware and each Director has taken all the steps a Director ought to have taken in order to make themselves aware of any relevant audit information and to establish that the auditors are aware of such information.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of Royal Dutch Shell and the Shell group and to enable them to ensure that the Financial Statements and the Directors’ Remuneration Report comply with the Companies Act 1985 and, as regards the Consolidated Financial Statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of Royal Dutch Shell and the Shell group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Board of Directors
The Directors during the year were Josef Ackermann (appointed with effect from May 21, 2008), Maarten van den Bergh, Malcolm Brinded, Linda Cook, Nina Henderson (stepped down with effect from December 31, 2008), Sir Peter Job, Lord Kerr of Kinlochard, Wim Kok, Nick Land, Christine Morin-Postel, Jorma Ollila, Lawrence Ricciardi, Rob Routs (stepped down with effect from December 31, 2008), Jeroen van der Veer and Peter Voser. Hans Wijers was appointed a Director with effect from January 1, 2009.

Appointment and re-appointment of Directors
The Directors seeking re-appointment at the 2009 Annual General Meeting (AGM) are Lord Kerr of Kinlochard, Wim Kok, Nick Land, Jorma Ollila, Jeroen van der Veer and Hans Wijers. Shareholders will also be asked to vote on the appointment of Simon Henry as a Director of the Company with effect from May 20, 2009.

Subject to his re-appointment at the AGM, Jeroen van der Veer will serve as a Non-executive Director of the Company following his retirement as Chief Executive on June 30, 2009. Maarten van den Bergh will step down as a Non-executive Director at the close of business of the AGM.

Malcolm Brinded, Linda Cook and Christine Morin-Postel are scheduled to stand for re-appointment at the AGM of 2010 and Josef Ackermann, Sir Peter Job, Lawrence Ricciardi and Peter Voser are scheduled to stand for re-appointment at the AGM of 2011.

The biographies of all Directors are on pages 77-79 of this Report and, for those seeking appointment or re-appointment, also in the Notice of the AGM. Details of the Executive Directors’ service contracts can be found on page 92 and copies are available for inspection from the Company Secretary. Furthermore, a copy of the form of these contracts has been filed with the US Securities and Exchange Commission as an exhibit.

The terms and conditions of appointment of Non-executive Directors are set out in their letters of appointment with Royal Dutch Shell which, in accordance with the Combined Code, are available for inspection from the Company Secretary. No Director is, or was, materially interested in any contract subsisting during or at the end of the year that was significant in relation to Royal Dutch Shell’s business. See also “Control of registrant – Related party transactions” on page 110.

Financial risk management, objectives and policies
Descriptions of the use of financial instruments and the Shell group financial risk management objectives and policies are set out in the “Business Review” and on pages 100-101, and also in Note 25 to the Consolidated Financial Statements.
Qualifying third-party indemnities
Royal Dutch Shell has entered into a deed of indemnity with each of the Directors. The terms of these deeds are identical and reflect the statutory provisions under UK law. Under the terms of each of these deeds, Royal Dutch Shell has indemnified each of the Directors, to the widest extent permitted by the applicable laws of England and Wales, against any and all liability, howsoever caused (including by that Director’s own negligence), suffered or incurred by that Director in the course of that Director acting as a Director or employee of Royal Dutch Shell, any Shell group member and/or certain other entities.

Directors’ interests
The interests (in shares or calculated equivalents) of the Directors in office at the end of the financial year, including any interests of a “connected person” (as defined in the Disclosure and Transparency Rules) of the Directors, are set out below:

DIRECTORS’ INTERESTS
	January 1, 2008[A]				December 31, 2008[B]
	Class A		Class B		Class A		Class B
Josef Ackermann	–		–		10,000	[C]	–
Maarten van den Bergh	8,000		–		8,000		–
Malcolm Brinded	20,028	[D]	28,472		20,028		87,128
Linda Cook	27,484	[E][F]	–		59,844	[G][H]	–
Nina Henderson	–		4,584	[I]	–		4,584	[I]
Sir Peter Job	–		3,077		–		4,112
Lord Kerr of Kinlochard	–		7,500		–		10,000
Wim Kok	1,750		–		4,000		–
Nick Land	–		3,074		–		3,074
Christine Morin-Postel	8,485		–		8,485		–
Jorma Ollila	21,000		–		25,000		–
Lawrence Ricciardi	20,000	[J]	–		20,000	[J]	–
Rob Routs	1,023		–		38,127		–
Jeroen van der Veer	50,000		–		123,822		–
Peter Voser	2,000		–		44,946		–

[A]	Excludes interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan, the Restricted Share Plan and the Share option plans as at January 1, 2008. Interests under these plans as at January 1, 2008 are set out on pages 88-90.
[B]	Excludes interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan, the Restricted Share Plan and the Share option plans as at December 31, 2008. Interests under these plans as at December 31, 2008 are set out on pages 88-90.
[C]	Acquired on November 10, 2008.
[D]	Includes 5,000 shares acquired as a result of the conversion of 2,500 Royal Dutch shares into interests in shares of Royal Dutch Shell upon the Unification of Royal Dutch and Shell Transport, plus 596 dividend shares.
[E]	Held as 13,742 ADRs (RDS.A ADR). One RDS.A ADR represents two Class A ordinary shares.
[F]	Excludes interests held through certain Shell Defined Contribution Plans of 16,358 RDS.A ADRs.
[G]	Held as 29,922 ADRs (RDS.A ADR). One RDS.A ADR represents two Class A ordinary shares.
[H]	Excludes interests held through certain Shell Defined Contribution Plans of 17,484 RDS.A ADRs.
[I]	Held as 2,292 ADRs (RDS.B ADR). One RDS.B ADR represents two Class B ordinary shares.
[J]	Held as 10,000 ADRs (RDS.A ADR). One RDS.A ADR represents two Class A ordinary shares.

There were no changes in Directors’ share interests during the period from December 31, 2008, to March 10, 2009, except that Linda Cook’s interests held through Shell Defined Contribution Plans (see footnotes [F] and [H] above) increased by 135 RDS.A ADRs.

Share capital structure
The Company’s authorised and issued share capital as at December 31, 2008, is set out in Note 10 to the Parent Company Financial Statements. Disclosure requirements pursuant to The Takeovers Directive can be found on page 82 and on pages 103-110.

Shell Annual Report and Form 20-F 2008  81

REPORT OF THE DIRECTORS

REPORT OF THE DIRECTORS

Share purchases
On May 20, 2008, shareholders approved an authority, expiring at the end of the next AGM, for Royal Dutch Shell to purchase its own shares up to a maximum of 10% of the issued share capital (excluding share purchases for employee share benefit plans). During 2008, 37,841,027 Class A shares with a nominal value of €2.6 million (representing 0.6% of Royal Dutch Shell’s entire issued share capital at December 31, 2008) had been purchased for cancellation for a total cost of $1,404 million, including expenses, at an average price of $37.12 per Class A share and 63,551,897 Class B shares with a nominal value of €4.4 million (representing 1.0% of Royal Dutch Shell’s entire issued share capital at December 31, 2008) had been purchased for cancellation for a total cost of $2,161 million, including expenses, at an average price of $34.01 per Class B share. Since the end of the year, through to February 24, 2009, no share purchases have been made.

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

Shell, through individual Shell companies, sponsors social investment programmes in many countries throughout the world. In the UK, Shell donated $24 million in 2008 to charitable causes.

Diversity and inclusion
Detailed information can be found in the Business Review on pages 62-63.

Employee communication and involvement
Detailed information can be found in the Business Review on page 62.

Corporate social responsibility
A summary of Shell’s approach to corporate social responsibility is contained in pages 64-66 of the Business Review. Further details will be available in the Shell Sustainability Report 2008.

Significant contracts and Takeovers Directive information
Shell does not have contracts or other arrangements which individually are essential to the business nor does it have any significant agreements that would take effect, alter or terminate upon a change of control of the company following a takeover bid. There are no significant restrictions on the transfer of securities. Shell operates two primary employee share ownership trusts, a Dutch Stichting and an American Rabbi Trust. The shares in the Stichting are voted by the Stichting Board, and the shares in the Rabbi Trust are voted by the Voting Trustee, US Trust Company, N.A. Both the Stichting Board and the Voting Trustee are independent of Royal Dutch Shell.

The Shell All Employee Share Ownership Plan (SAESOP) has a separate related share ownership trust. Shares held for the SAESOP are voted by its trustee, Halifax Corporate Trustees Limited, as directed by the participants. The Global All Employee Share Purchase Plan (GESPP) had a separate related share ownership trust and shares held for the GESPP may be voted by its trustee, Halifax EES International Limited. However, with effect from January 19, 2009 the GESPP trust ceased to hold any shares. All shares were transferred to a nominee account and the nominee will vote as directed by the participants.

Information	Location in Annual Report
Share capital – structure, voting and other rights	See Note 10 to Parent Company Financial Statements, and Control of registrant (pages 103 to 110).
Significant direct and indirect holding of Royal Dutch Shell securities	See Substantial shareholdings table below.

Share capital percentage
Pursuant to The Takeovers Directive, below is a table with the percent of total issued share capital as at December 31, 2008.

Share Class	%
Class A	56.81
Class B	43.19
Sterling deferred shares	de minimis

Substantial shareholdings
As at February 24, 2009, Royal Dutch Shell had been notified by the following investors of their interests in 3% or more of the Company’s shares. These interests are notified to the Company pursuant to Disclosure and Transparency Rule 5.

INVESTOR
	Class A shares	Class B shares
Barclays PLC	3.32%	3.68%
Legal & General Group Plc	4.01%	4.48%
The Capital Group Companies Inc	4.30%	4.34%

Auditors
PricewaterhouseCoopers LLP have signified their willingness to continue in office, and a resolution for their re-appointment will be submitted to the AGM.

Annual General Meeting
The Annual General Meeting will take place on May 19, 2009, in the Circustheater, Circusstraat 4, The Hague, The Netherlands with a satellite link to The Barbican Centre, London, UK. An audio-visual link will permit active two-way participation by persons physically present in the UK and the Netherlands. Details of the business to be put to shareholders at the Annual General Meeting can be found in the Notice of the Annual General Meeting.

By Order of the Board
Michiel Brandjes
Company Secretary
March 11, 2009

82  Shell Annual Report and Form 20-F 2008

DIRECTORS’ REMUNERATION REPORT

DIRECTORS’ REMUNERATION REPORT

This report outlines the remuneration policies for Executive Directors and Non-executive Directors of Royal Dutch Shell. It also details the individual remuneration of the Directors of Royal Dutch Shell for the year ended December 31, 2008.

The report follows Schedule 7A of the Companies Act 1985, the UK Combined Code and the UK Listing Rules.

The Board has approved this report and it will be presented to shareholders for approval at the Annual General Meeting (AGM) on May 19, 2009.

EXECUTIVE SUMMARY

•	Individual salary increases of between 5% and 8% were awarded to Executive Directors in 2008 varying by individual based on market-related considerations (see page 85).
•	The 2008 scorecard result was 1.25.
•	2008 bonuses to the Chief Executive and Executive Directors ranged from 138% to 188% of base salary.
•	Target bonus levels for 2009 remain unchanged at 150% and 110% for the Chief Executive and Executive Directors, respectively.
•	2008 conditional awards under the Long-term Incentive Plan (LTIP) were unchanged at 2.5 times base salary for the Chief Executive and 2.4 times base salary for the other Executive Directors.
•	For 2009, the Chief Executive’s LTIP award has been increased to 3.0 times base salary, and has been retained at 2.4 times base salary for the Executive Directors (see page 88). Additional relative performance measures have been added to the long-term incentive plans (see page 87).
•	As a result of Shell’s performance against its peers during 2006–2008, 50% of the performance shares awarded under the 2006 LTIP were released (see page 87).

During 2008, Executive Directors received a total compensation package as noted in the table below.

(Unaudited)	€
	Jeroen	Malcolm	Linda	Rob	Peter
	van der Veer	Brinded	Cook	Routs	Voser
Earnings	5,700,002	2,830,261	2,644,634	3,532,260	2,455,746
Value of released LTIP awards	2,693,246	1,573,331	1,334,707	1,465,362	1,346,539
Value of released DBP awards	386,946	312,718	0	0	0
Value of exercised share options	–	191,160	907,551	–	–
Pension benefits	1,540,000	1,466,436	1,802,375	1,317,000	337,685

Total compensation
in euro	10,320,194	6,373,906	6,689,267	6,314,622	4,139,970

in dollar	15,096,379	9,323,749	9,785,061	9,237,029	6,055,947

in sterling	8,230,354	5,083,190	5,334,691	5,035,911	3,301,626

Further information can be found in the pages that follow.
DEAR SHAREHOLDER
As chairman of the Remuneration Committee (REMCO), I am pleased to present to you the Directors’ Remuneration Report of Royal Dutch Shell.

2008 was the year in which risk came to the fore in remuneration policy. Companies geared to paying generously for high performance were shown to face the risk of rewarding profits that could reverse into losses even in the short term. In Royal Dutch Shell we believe this risk is suitably tempered by consistent long-term investments. However we have moved to reinforce the importance of long-term indicators by incorporating more of them in the Shell long-term incentive plans. This has hitherto been based on relative total shareholder return (TSR) compared to our industry peers. We have left this criterion, but added three further relative measures: net cash from operating activities, earnings per share and hydrocarbon production growth. These new factors will be measured on an annualised basis from publicly available sources. REMCO will retain the use of discretion in determining final vesting outcomes.

Despite the global economic downturn and lower oil prices, Shell has delivered satisfactory performance against annual targets, under strong Executive Director leadership. The Shell scorecard result, which provides a balanced perspective on the performance of Shell, was determined at 1.25. This followed full review by REMCO and application of a downward adjustment in respect of safety. We have also devoted attention to how we reward sustainability, which accounts for twenty percent in the annual scorecard. While the primary focus in this segment is on the work-related injury rate, in 2009 the committee will sharpen the focus on our overall sustainability performance including carbon emissions.

I look forward to meeting you at our AGM on May 19, 2009.

Sir Peter Job
Chairman of the Remuneration Committee
March 10, 2009

Shell Annual Report and Form 20-F 2008  83

DIRECTORS’ REMUNERATION REPORT

THE REMUNERATION COMMITTEE (REMCO)

CONSTITUTION
Josef Ackermann was appointed a member of REMCO effective from May 21, 2008. He replaced Jorma Ollila who stood down from REMCO after the AGM in May 2008.

REMCO is currently made up of three independent Non-executive Directors:

•	Sir Peter Job (Chairman);
•	Lord Kerr of Kinlochard; and
•	Josef Ackermann.

See biographies on pages 77 and 78.

REMCO convened five times in 2008. Attendance is shown below:

Director	Attendance
Sir Peter Job	5/5
Lord Kerr of Kinlochard	5/5
Josef Ackermann	3/3
Jorma Ollila	2/2

RESPONSIBILITIES
REMCO’s key responsibilities in respect of Executive Directors include:

•	agreeing performance frameworks, setting targets and reviewing performance;
•	determining remuneration and benefits; and
•	determining contractual terms.

REMCO also keeps informed of remuneration issues and employment conditions elsewhere in Shell. The Committee periodically monitors remuneration for senior executives to ensure alignment and consistency with Royal Dutch Shell’s remuneration objectives.

REMCO’s Terms of Reference are reviewed regularly and updated, where necessary. You can find them on the Shell website www.shell.com/investor or you can ask the Company Secretary for copies. See inside back cover for details.

ADVISERS TO REMCO
During 2008, REMCO sought advice within Shell from Hugh Mitchell, Human Resources Director and Secretary to the Committee and from Michael Reiff, Executive Vice President Remuneration and Benefits. Jeroen van der Veer, Chief Executive, was invited by REMCO to provide further information to the Committee on the Shell scorecard, the remuneration of senior executives, and the performance of the other Executive Directors.

REMCO appointed no external remuneration consultants during 2008. External market data and plan valuations from Towers Perrin supported decision-making.

84  Shell Annual Report and Form 20-F 2008

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

More than half an Executive Director’s total compensation (excluding pension), is linked to performance and weighted to the long term. This proportion is consistent with market practice and the long-term nature of Shell’s business.

2008 PAY MIX FOR EXECUTIVE DIRECTORS

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

Compliance
REMCO takes its decisions in the context of the Shell General Business Principles. REMCO ensures compliance with legal and corporate governance regulations in the UK and USA and with applicable laws when designing and implementing policies and plans.

Compensation – Structure
The Executive Directors’ compensation package is made up of: base salary; annual bonus; long-term incentives; pension and other benefits.

Base salary
Base salary levels are set with reference to appropriate market levels as benchmarked against a comparator group comprising companies of comparable size, complexity and scope. The current grouping consists of the oil majors (BP, Chevron, ExxonMobil and Total) and a selection of top European-based companies[A]. The spread provides a balanced mix across industries and geography.

[A]	Allianz	Diageo	Rio Tinto
	Anglo American	E.ON	Roche
	AstraZeneca	GlaxoSmithKline	Siemens
	AXA	HSBC	Unilever
	Barclays	Nokia	Vivendi
	BHP Billiton	Novartis	Vodafone
	Deutsche Bank	Philips

Base salary levels are set in euro. REMCO reviews and adjusts these levels with effect from July 1 each year. In 2008, REMCO endorsed base salary increases to sustain competitive market positions, recognising normal market movements. The current base salary levels are shown below.

BASE SALARY OF CURRENT EXECUTIVE DIRECTORS (Unaudited)
	As at July 1, 2008			As at July 1, 2007			2008 euro increase
	€	£	$	€	£	$	%
Jeroen van der Veer	2,000,000	1,595,000	2,925,600	1,850,000	1,272,485	2,549,854	8.1
Malcolm Brinded	1,175,000	937,063	1,718,790	1,120,000	770,369	1,543,695	4.9
Linda Cook	1,035,000	825,413	1,513,998	985,000	677,512	1,357,625	5.1
Peter Voser	1,035,000	825,413	1,513,998	985,000	677,512	1,357,625	5.1

Shell Annual Report and Form 20-F 2008  85

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

For more details see Business Review Key Performance Indicators on page 56.

SHELL SCORECARD COMPONENTS

[A]	Primarily based on number of reported cases of work-related injury, but also taking into account other sustainable development measures, details of which can be found in the Shell Sustainability Report.
At the end of the financial year, results are translated into an overall score between a minimum of zero and a maximum of two. Bonus awards are based on this score multiplied by the target bonus level. REMCO uses its judgement to make a final determination, which for 2008 was 1.25.

The target level of the 2008 bonuses was 150% of base salary for the Chief Executive and 110% of base salary for Executive Directors. The maximum bonus for the Chief Executive and Executive Directors was 250% and 220%, respectively.

Taking into account the 2008 Shell scorecard result, and weighing contributions individually, REMCO determined that the annual bonuses payable for 2008 would be 188% of base salary for the Chief Executive, 184% for Rob Routs and 138% for the other Executive Directors.

EXECUTIVE DIRECTORS’ 2008 EARNINGS
The following table shows the earnings of the Executive Directors in office during 2008.

EARNINGS OF EXECUTIVE DIRECTORS IN OFFICE DURING 2008 (Audited)											€
	Jeroen van der Veer		Malcolm Brinded		Linda Cook		Rob Routs			Peter Voser
	2008	2007	2008	2007	2008	2007	2008		2007	2008	2007
Salary	1,925,000	1,775,000	1,147,500	1,097,500	1,010,000	960,000	1,040,000		977,500	1,010,000	960,000
Bonus[A]	3,750,000	2,886,000	1,615,625	1,601,600	1,423,125	1,408,550	1,985,000		1,430,000	1,423,125	1,408,550
Cash benefits[B]	14,100	15,000	7,954	7,500	155,112	154,674	464,279	[C]	43,100	21,721	22,219
Non-cash benefits[D]	10,902	16,909	59,182	59,917	56,397	78,525	42,981		38,181	900	8,024

Total in euro	5,700,002	4,692,909	2,830,261	2,766,517	2,644,634	2,601,749	3,532,260		2,488,781	2,455,746	2,398,793

Total in dollar	8,337,963	6,468,233	4,140,105	3,813,088	3,868,571	3,585,989	5,166,989		3,430,284	3,592,265	3,306,254

Total in sterling	4,545,751	3,227,923	2,257,133	1,902,893	2,109,096	1,789,561	2,816,977		1,711,857	1,958,457	1,649,961

[A]	The annual bonus figures are shown in the table in their related performance year and not in the following year in which they are paid (see also the Deferred Bonus Table on page 89).
[B]	Includes representation allowances, employer contributions to insurance plans, school fees, car allowances and tax compensation.
[C]	Rob Routs received a cash payment of €135,000 in lieu of outstanding leave when he retired on December 31, 2008. He also received a lump sum cash payment of €321,779 to offset a loss in pension benefits caused by deferring his retirement and extending his service to December 31, 2008 (see page 92 “Executive Directors’ service contracts”).

[D]	Comprises life and medical insurance, company-provided transport for home to office commuting and exceptional use of the corporate aircraft. For 2007 this included employer contributions to social security benefits amounting to €59,916.

The aggregate amount paid to or receivable by Executive Directors from Royal Dutch Shell and other Shell companies for services in all capacities during the fiscal year ended December 31, 2008 was €17,162,903 (2007: €14,948,749).

86  Shell Annual Report and Form 20-F 2008

DIRECTORS’ REMUNERATION REPORT
EXECUTIVE DIRECTORS’ REMUNERATION

LONG-TERM INCENTIVES
This section covers three programmes currently in use, namely: the Long-term Incentive Plan (LTIP), the Deferred Bonus Plan (DBP) and the Restricted Share Plan (RSP). Details are also given of outstanding share options under a prior share option plan.

The LTIP and DBP support the link between Executive Directors’ pay and Shell’s performance compared to its peers. To date, relative total shareholder return (TSR) has been used as the performance measure aligning the interests of Executive Directors with those of shareholders. TSR is calculated using a 90 calendar day average of share prices around the beginning and end dates of the performance period.

As part of an ongoing review, additional measures have been introduced to reflect key business priorities and concerns expressed by shareholders that a single measure relying on TSR alone is not appropriate. These are a group of three relative growth measures, assessed on an annualised basis: earnings per share (EPS), net cash from operating activities, and hydrocarbon production, using the same comparator group and vesting scale, weighted 30% each for TSR and EPS, and 20% each for net cash from operating activities and production.

REMCO will retain discretion to adjust the level of shares released when outcomes are close, after assuring themselves that the underlying performance of Shell is satisfactory. REMCO will base such judgements on the achievement of the annual Shell scorecard targets, excluding these measures, over the performance period and other performance measures it deems appropriate.

REMCO approves award dates in advance. Awards are subject to performance over a period of three years, after which they are released if the performance conditions are met and if the participant remains in employment during the performance period. Dividends are accrued as dividend shares. Awards made after January 1, 2007 will be delivered in cash and not in shares.

Although the rules of these plans allow for dilution, existing share capital currently funds these plans.

LONG-TERM INCENTIVE PLAN
Under the LTIP, an award of performance shares is made conditionally once a year. The number of shares awarded multiplied by the share price at the time of award cannot exceed four times base salary annually. The actual value delivered after three years depends on the relative performance of these measures against the other oil majors, as follows:

RELATIVE PERFORMANCE RANK

Final number of performance shares
1st	2 × award
2nd	1.5 × award
3rd	0.8 × award
4th or 5th	Nil

In 2006, Executive Directors were granted a conditional award of performance shares under the LTIP. The performance period was January 1, 2006 to December 31, 2008. Shell was ranked fourth on TSR but the difference with the third rank was marginal. REMCO reviewed the results of other performance measures to support an informed consideration. In REMCO’s judgement, TSR ranking did not fully reflect Shell’s relative performance. The Committee determined to vest and release 50% of the LTIP shares.

For details of LTIP awards and releases see the Long-term Incentive Plan table on page 88.

DEFERRED BONUS PLAN
Under the DBP, Executive Directors can choose to invest up to 50%, and no less than 25% of their annual bonus in deferred bonus shares. REMCO encourages share ownership by guaranteeing one matching share for every four deferred bonus and dividend shares. Additional performance-related matching shares can be earned on the same basis with the LTIP as follows:

RELATIVE PERFORMANCE RANK

Number of performance-related matching and dividend shares (per every four deferred bonus shares)
1st	3
2nd	2
3rd	1
4th or 5th	Nil

In 2006, Executive Directors were granted conditional awards of matching shares under the DBP. The performance period was January 1, 2006 to December 31, 2008. Given that the performance condition of the DBP is consistent to that of the 2006 LTIP award, REMCO decided to release 50% of one performance-related matching share.

For details of DBP awards and releases see the Deferred Bonus Plan table on page 89.

RESTRICTED SHARE PLAN
In 2008, RSP awards with a face value of one times base salary were made to Peter Voser, Malcolm Brinded and Linda Cook for retention purposes. The RSP awards will vest in 2011, subject to the Executive Directors’ continuous employment. REMCO will retain discretion to reduce the number of shares vesting should either business or individual performance warrant review.

For more details see the Restricted Share Plan table on page 90.

Shell Annual Report and Form 20-F 2008  87

DIRECTORS’ REMUNERATION REPORT
EXECUTIVE DIRECTORS’ REMUNERATION

EXECUTIVE DIRECTORS’ LONG-TERM INCENTIVE INTERESTS
The following tables show the LTIP, the DBP, the RSP and the share option interests of the Executive Directors in office during 2008.
Awards vesting under the LTIP in 2006 and 2007 did not vest and zero shares were released. In 2008 65% of the 2005 LTIP award was released.

LONG-TERM INCENTIVE PLAN
(Audited)									(Unaudited)
	Number of shares
	under award				Additional			Total number
	as at January 1, 2008[A]				shares	Number		of shares
		Dividend		Dividend	awarded/	of shares		under award
		shares	Market	shares	(lapsed)	released	Value of	as at	Expected		Potential
	Original	accrued in	price at	accrued during	during	during	shares at	December 31,	value of the		gains as at
Awards	award	prior years[B]	date of award	the year[B]	the year	the year	release[C]	2008	performance share award[D]		December 31, 2008[E]
Royal Dutch Shell plc Class A shares			€				€		€	$	€	$

Jeroen van der Veer
2008 to 2010	192,949		23.97	9,337	–	–	–	202,286	4,153,079	6,176,039	0	0
2007 to 2009	156,202	5,965	26.12	7,847	–	–	–	170,014	3,477,789	4,793,434	0	0
2006 to 2008	137,168	10,712	27.12	7,156	–	–	–	155,036	3,389,921	4,093,367	0	0
2005 to 2007	145,199	12,706	25.62	1,704	(55,863)	103,746	2,693,246	0	–	–
Rob Routs
2008 to 2010	100,125		23.97	4,845	–	–	–	104,970	2,155,110	3,204,863	0	0
2007 to 2009	80,436	3,072	26.12	4,040	–	–	–	87,548	1,790,882	2,468,372	0	0
2006 to 2008	75,036	5,860	27.12	3,914	–	–	–	84,810	1,854,413	2,239,224	0	0
2005 to 2007	79,430	6,950	25.62	932	(30,559)	56,753	1,465,362	0	–	–
Peter Voser
2008 to 2010	98,623		23.97	4,772	–	–	–	103,395	2,122,775	3,156,776	0	0
2007 to 2009	78,751	3,007	26.12	3,956	–	–	–	85,714	1,753,366	2,416,644	0	0
2006 to 2008	68,952	5,385	27.12	3,597	–	–	–	77,934	1,704,055	2,057,665	0	0
2005 to 2007	72,989	6,387	25.62	857	(28,082)	52,151	1,346,539	0	–	–

Royal Dutch Shell plc Class B shares			£				£		£	$	£	$

Malcolm Brinded
2008 to 2010	114,201		17.58	5,433	–	–	–	119,634	1,801,399	3,586,584	0	0
2007 to 2009	91,730	3,449	17.07	4,528	–	–	–	99,707	1,334,714	2,673,878	0	0
2006 to 2008	81,191	6,205	19.33	4,158	–	–	–	91,554	1,430,167	2,541,836	0	0
2005 to 2007	87,381	7,470	18.40	1,021	(33,555)	62,317	1,247,586	0	–	–

Royal Dutch Shell plc Class A ADRs			$				$			$		$

Linda Cook
2008 to 2010	49,058		71.66	2,386	–	–	–	51,444		3,157,533		0
2007 to 2009	39,378	1,487	68.02	1,987	–	–	–	42,852		2,283,146		0
2006 to 2008	34,798	2,654	64.89	1,822	–	–	–	39,274		2,057,686		0
2005 to 2007	36,507	3,129	63.46	407	(14,015)	26,028	2,078,336	0		–

[A]	The 2008 award was made on February 1, 2008.
[B]	Dividend shares are performance-related and accumulate each year at an assumed notional LTIP award of 100% and a dividend payment of 100%. Where an award is made dividend shares will be awarded as if shares were held from the original date.
[C]	The vested awards were delivered on April 30, 2008 at a share price of €25.96 for Jeroen van der Veer, £20.02 for Malcolm Brinded, €25.82 for Rob Routs and Peter Voser and $79.85 for Linda Cook.
[D]	The expected values of the conditional performance shares awards have been calculated on the basis of a Monte Carlo pricing model provided by Towers Perrin. Currently, the Monte Carlo model is considered the most appropriate way to value a plan with a relative market condition. The expected value of the 2008 awards based on this approach is equal to 85.65% of the face value of the conditional awards.
[E]	Potential gains represent the value of the conditional shares awarded in previous years under the LTIP at the end of the financial year. This is calculated by multiplying the fair market value of the shares of Royal Dutch Shell, at December 31, 2008, by the number of shares under the LTIP that would vest based on the achievement of performance conditions as determined by TSR up to December 31, 2008.

On January 27, 2009, REMCO determined to award the Chief Executive a conditional award of performance shares under the LTIP with a face value of three times his base salary. For Executive Directors the level of award was retained at 2.4 times base salary. On January 30, 2009, the following shares were awarded conditionally:

Total number of shares conditionally awarded
Jeroen van der Veer[A]	309,358
Malcolm Brinded[B]	153,855
Linda Cook[C]	64,971
Peter Voser[A]	128,074

[A]	Royal Dutch Shell plc Class A shares
[B]	Royal Dutch Shell plc Class B shares
[C]	Royal Dutch Shell plc Class A ADRs
The relative performance measures for this grant are TSR, EPS, net cash from operating activities and production as previously described.

The performance period for the 2006 to 2008 LTIP award was January 1, 2006 to December 31, 2008. As a result of Shell’s performance against its peers, REMCO determined on March 10, 2009, to release 50% of the shares.

88  Shell Annual Report and Form 20-F 2008

DIRECTORS’ REMUNERATION REPORT
EXECUTIVE DIRECTORS’ REMUNERATION

Awards vesting under the DBP in 2006 and 2007 did not vest and zero shares were released. In 2008 65% of one performance-related matching share of the 2005 DBP award was released.

DEFERRED BONUS PLAN (Audited)
	Number of shares under award as at
	January 1, 2008[B]
		Non-
		performance					Dividend shares			Total number
		related					accrued			of shares
	Number of	matching	Dividend	Market	Dividend	Performance	on the	Number of		under award
	shares	shares	shares	price at	shares	related matching	performance	shares released/	Value of	as at
	deferred	awarded	accrued in	date of	accrued	shares	related	(lapsed) during	shares at	December 31,
Awards[A]	from the bonus[C]	at grant	prior years[D]	award	during the year[D]	released	matching shares	the year	release[E]	2008
Royal Dutch Shell plc Class A shares				€					€

Jeroen van der Veer
2008 to 2010	60,200	15,050		23.97	3,641	–	–	–	–	78,891
2007 to 2009	39,050	9,763	1,863	26.12	2,452	–	–	–	–	53,128
2006 to 2008	35,459	8,865	3,043	27.32	2,292	–	–	–	–	49,659
2005 to 2007	26,346	6,587	2,881	25.62	386	4,281	426	40,907	1,061,946
Rob Routs
2008 to 2010	23,863	5,966		23.97	1,443	–	–	–	–	31,272
2007 to 2009	17,550	4,388	837	26.12	1,102	–	–	–	–	23,877
Peter Voser
2008 to 2010	14,690	3,673		23.97	888	–	–	–	–	19,251
2007 to 2009	21,477	5,369	1,026	26.12	1,348	–	–	–	–	29,220
2006 to 2008	9,722	2,431	834	27.32	628	–	–	–	–	13,615

Royal Dutch Shell plc Class B shares				£					£

Malcolm Brinded
2008 to 2010	34,022	8,505		17.58	2,023	–	–	–	–	44,550
2007 to 2009	25,017	6,254	1,176	17.07	1,543	–	–	–	–	33,990
2006 to 2008	23,046	5,762	1,942	19.54	1,463	–	–	–	–	32,213
2005 to 2007	17,241	4,310	1,842	18.40	252	2,801	273	26,719	534,914

Royal Dutch Shell plc Class A ADRs				$					$

Linda Cook
2008 to 2010	14,615	3,654		71.66	888	–	–	–	–	19,157
2007 to 2009	10,740	2,685	507	68.02	677	–	–	–	–	14,609

[A]	Awards made in 2006, 2007 and 2008 refer to the portion of the 2005, 2006 and 2007 annual bonus, respectively, which was deferred, and the related accrued dividends and matching shares.
[B]	The 2008 award was made on February 1, 2008.
[C]	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), in which there is no beneficial ownership. The value of the deferred bonus shares awarded for 2008 is also included in the annual bonus figures in the Earnings of Executive Directors table on page 86.
[D]	Representing dividends accumulated since the award on the number of shares equal to the deferred bonus shares awarded.
[E]	The vested awards were delivered on April 30, 2008 at a share price of €25.96 for Jeroen van der Veer and £20.02 for Malcolm Brinded.

Deferred bonus share awards resulting from the deferral of their 2008 bonuses were made on January 30, 2009. Jeroen van der Veer, Malcolm Brinded, Linda Cook and Peter Voser all elected to defer 50% of their bonuses, resulting in share awards as follows:

		Non-performance
	Deferred	related matching	Total number of
	shares	shares	shares awarded
Jeroen van der Veer[A]	96,674	24,168	120,842
Malcolm Brinded[B]	44,073	11,018	55,091
Linda Cook[C]	18,612	4,652	23,264
Peter Voser[A]	36,687	9,171	45,858

[A]	Royal Dutch Shell plc Class A shares
[B]	Royal Dutch Shell plc Class B shares
[C]	Royal Dutch Shell plc Class A ADRs
The relative performance measures for the performance-related matching shares are TSR, EPS, net cash from operating activities and production.

On March 10, 2009 REMCO released 50% of one performance-related matching share of the 2006 DBP award.

Shell Annual Report and Form 20-F 2008  89

DIRECTORS’ REMUNERATION REPORT
EXECUTIVE DIRECTORS’ REMUNERATION

In line with the resolution passed at the AGM to extend RSP participation to Executive Directors, REMCO agreed an award of restricted shares to three Executive Directors on August 1, 2008 for retention purposes. RSP awards vest after three years from the date of grant.

RESTRICTED SHARE PLAN (Audited)
			Restricted			Number	Total
		Number	shares		Dividend	of shares	number
		of shares	[conditionally]		shares	released/	of shares
		under award	awarded	Market price	accrued	(lapsed)	under award	Value
		as at	during	at date	during	during	as at	of shares as at
	Share type	January 1, 2008	the year	of award[A]	the year	the year	December 31, 2008	December 31, 2008
Peter Voser	RDSA	0	45,877	€22.56	1,264	–	47,141	€883,894
Malcolm Brinded	RDSB	0	52,941	£17.50	1,413	–	54,354	£938,150
Linda Cook	RDS.A ADR	0	22,989	$70.12	645	–	23,634	$1,251,184

[A]	Restricted share awards were made on August 1, 2008.

Shell suspended share option grants in 2005 in favour of conditional share awards under the LTIP and the DBP. The share options listed below relate to Royal Dutch Shell shares and have a 10 year term.

SHARE OPTIONS (Audited)
	Number of options	Number of	Number of options				Realisable gains
	under award as at	options exercised	under award as at		Exercisable		as at		Realised gains on
	January 1, 2008	during the year	December 31, 2008	Grant price[A]	from date	Expiry date	December 31, 2008[B]		share options exercised[C]
Royal Dutch Shell plc Class A shares				€			€	$	€	$

Jeroen van der Veer	67,500	–	67,500	29.77	23.03.03	22.03.10	0	0	–	–
	80,000	–	80,000	31.30	26.03.04	25.03.11	0	0	–	–
	105,000	–	105,000	31.05	21.03.05	20.03.12	0	0	–	–
	300,000	–	300,000	18.41	19.03.06	18.03.13	103,500	145,836	–	–
	300,000	–	300,000	20.65	07.05.07	06.05.14	0	0	–	–
Malcolm Brinded	50,000	–	50,000	31.05	21.03.05	20.03.12	0	0	–	–
	230,000	–	230,000	18.41	19.03.06	18.03.13	79,350	111,808	–	–
Linda Cook	212,600	–	212,600	21.34	05.11.07	04.11.14	0	0	–	–
Rob Routs	36,000	–	36,000	29.77	23.03.03	22.03.10	0	0	–	–
	50,000	–	50,000	31.05	21.03.05	20.03.12	0	0	–	–
	98,800	–	98,800	18.41	19.03.06	18.03.13	34,086	48,029	–	–
	100,132	–	100,132	20.48	19.08.06	18.08.13	0	0	–	–
	230,000	–	230,000	20.65	07.05.07	06.05.14	0	0	–	–

Royal Dutch Shell plc Class B shares				£			£	$	£	$

Malcolm Brinded	19,996	(19,996)	0	12.63	22.12.01	21.12.08	0	0	150,142	295,764
	52,797	–	52,797	17.58	23.03.03	22.03.10	0	0	–	–
	4,022	–	4,022	19.59	13.11.03	12.11.10	0	0	–	–
	39,968	–	39,968	19.21	26.03.04	25.03.11	0	0	–	–
	229,866	–	229,866	13.89	07.05.07	06.05.14	775,493	1,128,842	–	–
Peter Voser	229,866	–	229,866	15.04	05.11.07	04.11.14	511,494	744,224	–	–

Royal Dutch Shell plc Class A ADRs				$				$		$

Linda Cook[D]	45,000	(45,000)	0	52.08	01.03.01	01.03.10		0		1,349,475
	2,175	(2,175)	0	56.34	21.04.01	21.04.10		0		61,818
	43,750	–	43,750	60.75	08.03.02	07.03.11		0		–
	35,000	–	35,000	54.35	21.03.03	20.03.12		0		–
	70,500	–	70,500	40.64	19.03.04	18.03.13		867,150		–

[A]	The grant price is the average of the opening and closing share prices over a period of five successive trading days prior to and including the day on which the options are granted (not at a discount).
[B]	Represents the value of unexercised share options granted in previous years at the end of the calendar year, calculated by taking the difference between the grant price of the option and the fair market value of the shares of Royal Dutch Shell at December 31, 2008, multiplied by the number of shares under option at December 31, 2008.
[C]	The market price of the share options exercised during 2008 by Malcolm Brinded was £20.14 and by Linda Cook were $80.31, $81.12, and two exercises at $84.76.
[D]	Prior to her appointment as an Executive Director, Linda Cook was awarded US dollar-based options.

The price range of Class A shares listed at the Euronext Exchange during the year was €16.25 to €29.63 and the market price at the year end was €18.75. The price range of Class B shares listed at the London Stock Exchange during the year was £12.23 to £22.45 and the market price at year end was £17.26. The price range of Class A ADRs listed at the New York Stock Exchange during the year was $41.62 to $88.73 and the market price at year end was $52.94.
During 2008 Executive Directors realised gains from exercised share options to the value of $1,707,057.

ALL-EMPLOYEE SHARE SCHEMES
Executive Directors are not currently eligible to participate in the Global Employee Share Purchase Plan or in any of the all-employee share plans in their home countries.

90  Shell Annual Report and Form 20-F 2008

DIRECTORS’ REMUNERATION REPORT
EXECUTIVE DIRECTORS’ REMUNERATION

SHAREHOLDINGS
Executive Directors are expected to build up shareholdings to the value of two times their base salary over five years. In order to simplify variances arising from the different share types, REMCO has agreed a fixed shareholding target. These numbers are reviewed annually and are currently set at 130,000 shares for the Chief Executive and 75,000 shares for Executive Directors. During the past year significant progress has been made towards meeting the guideline.

Until these targets are met, Executive Directors are required to (in the course of the relevant year) acquire shares to the value of at least 50% of the after tax gain arising from any awards vesting from 2008 onwards pursuant to Shell’s executive share incentive plans. Once the targets have been met, they are required to hold the shares and maintain that level for the full period of their appointment as Executive Director. Executive Directors can build up shareholdings through long-term incentive plans and by use of personal funds.

You can find details of Directors’ shareholdings on page 81.

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

HISTORICAL TSR PERFORMANCE OF ROYAL DUTCH SHELL plc CLASS A SHARES
Growth in the value of a hypothetical €100 holding [A] over five years and [B] since the Unification on July 20, 2005.

Euronext 100 comparison based on 30 trading day average values.

HISTORICAL TSR PERFORMANCE OF ROYAL DUTCH SHELL plc CLASS B SHARES
Growth in the value of a hypothetical £100 holding [A] over five years and [B] since the Unification on July 20, 2005.

FTSE 100 comparison based on 30 trading day average values.

PENSION AND OTHER BENEFITS
Pension policy
Retirement benefit arrangements for Executive Directors are based on local market practices. Cost, affordability, sustainability, sharing of investment risks and local regulation are taken into account in the design and execution of these arrangements.

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

There is no mandatory retirement age for Executive Directors. REMCO will agree retirement schedules with Executive Directors in order to plan effective executive leadership succession, taking into account applicable regulation and the individual’s preferences.

Shell Annual Report and Form 20-F 2008  91

DIRECTORS’ REMUNERATION REPORT
EXECUTIVE DIRECTORS’ REMUNERATION

Executive Directors’ Pension Interests
During 2008, Jeroen van der Veer, Rob Routs, Malcolm Brinded, Linda Cook and Peter Voser accrued retirement benefits under defined benefit plans. In 2008, Linda Cook also accrued retirement benefits under defined contribution schemes. Executive Directors accrued pension benefits during
2008 as detailed in the following table, which is stated both in the local currency in which the interests are accrued and in US dollars. The transfer values are calculated using the cash equivalent transfer value method in accordance with Actuarial Guidance Note 11 (GN11).

PENSIONS (Audited)					values in thousands
					Accrued pension
					increase over the year
	At Dec 31, 2008		Increase over the year		(excluding inflation)
Accrued pension	€	$	€	$	€	$
Jeroen van der Veer[A]	1,332.00	1,876.85	126.00	184.31	104.00	152.13
Rob Routs[B]	732.00	1,031.42	99.00	144.82	88.00	128.73

	£	$	£	$	£	$

Malcolm Brinded[C]	552.22	803.48	66.67	122.28	52.10	95.56
Linda Cook[D]		1,299.05		269.20		258.18

	CHF	$	CHF	$	CHF	$

Peter Voser[E]	766.08	725.55	65.28	60.27	54.77	50.56

PENSIONS (Audited)								values in thousands
								Increase in accrued pension over
						Increase over the year less		the year (excluding inflation)
	At Dec 31, 2008			At Dec 31, 2007		Director’s contribution		less Director’s contribution
Transfer value of accrued benefits	€	$		€	$	€	$	€	$
Jeroen van der Veer[A]	20,301.00	28,605.04		18,174.00	26,734.34	2,089.00	3,055.79	1,540.00	2,252.71
Rob Routs[B]	11,253.00	15,856.00		9,574.00	14,083.56	1,657.00	2,423.86	1,317.00	1,926.51

	£	$		£	$	£	$	£	$

Malcolm Brinded[C]	12,887.80	18,751.75		12,623.70	25,204.48	217.30	398.57	1,169.50	2,145.10
Linda Cook[D]		11,499.84	[F]		5,936.08		5,563.76		2,285.54

	CHF	$		CHF	$	CHF	$	CHF	$

Peter Voser[E]	8,489.70	8,040.59		7,465.62	6,625.74	952.21	879.08	535.07	493.98

[A]	The pension values for Jeroen van der Veer are based on a planned retirement date of June 30, 2009.
[B]	The pension values for Rob Routs are based on a retirement date of December 31, 2008.
[C]	Malcolm Brinded elected to have his benefits in the Shell Contributory Pension Fund restricted to the lifetime allowance with any excess provided from an unfunded defined benefit scheme, the Shell Supplementary Pension Plan. This promise of delivery is contained within the aggregate values presented in the table and is therefore not disclosed separately. The transfer value of Malcolm Brinded’s accrued pension over the year is €1,466,436.
[D]	The company contributed $351,052 to the Shell Provident Fund for US employees and the Senior Executive Group Deferral Plan, both of which are defined contribution plans. Including this amount, Linda Cook’s increase in accrued pension over the year is €1,802,375.
[E]	The transfer value funded in the Swiss pension fund equals CHF 6,379,197. It is composed of the transfer value of the accrued pension covered in the pension fund (CHF 3,993,011) and the value of the savings account (CHF 2,386,186) which was created when the salary was capped in 2006 by a change to the applicable legal regulations. The balance of CHF 2,110,502 at December 31, 2008, will be delivered by an unfunded arrangement. The transfer value of Peter Voser’s accrued pension over the year is €337,685.
[F]	Approximately half of the increase in Linda Cook’s transfer value during 2008 is attributable to a change in the underlying financial assumptions.

Benefits Policy
Executive Directors’ benefits are established in line with those for Shell senior managers and regular employees on the basis of local market practices. Personal loans or guarantees are not granted to Executive Directors. Executive Directors’ expenses are audited internally and reviewed by REMCO on a regular basis.

CONTRACTS POLICY
Contracts for Executive Directors are governed by Dutch law. The contracts contain terms and conditions consistent with those of other Netherlands-based senior managers. The contracts end by notice of either party or automatically at retirement.

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
EXECUTIVE DIRECTORS’ SERVICE CONTRACTS
Executive Directors do not have a contract of service with Royal Dutch Shell plc. Jeroen van der Veer, Malcolm Brinded and Peter Voser have employment contracts with Shell Petroleum N.V. effective from July 20, 2005, as did Rob Routs. Linda Cook’s contract is with Shell Expatriate Employment US Inc. and was effective from August 1, 2005. Under Dutch law, their contracts entitle them to the statutory notice period that applies for employees in the Netherlands. This is one month for an employee and up to a maximum of four months for the employer, depending on the duration of the employment contract concerned at the time of termination.

Jeroen van der Veer’s contract was extended from June 2008 to June 30, 2009. In order to retain his original benefits he will receive a lump sum payment representing the net present value of the difference in the pension accrued under the prevailing pension fund rules and the amount that he would have accrued by June 30, 2009, had he retired as originally scheduled, at age 60. For the purpose of calculating the transfer of benefits, the planned retirement date will revert to age 60.

92  Shell Annual Report and Form 20-F 2008

DIRECTORS’ REMUNERATION REPORT
EXECUTIVE DIRECTORS’ REMUNERATION

On retirement Rob Routs received a lump sum payment of €321,779. This amount represented the gross value of the difference in the pension accrued under the prevailing pension fund rules and the amount which he would have accrued by December 31, 2008, had he retired as originally scheduled, at age 60.

EXTERNAL APPOINTMENTS
The Board considers external appointments to be valuable in broadening Executive Directors’ knowledge and experience. The number of outside directorships is generally limited to one except when an Executive Director is within a year of retirement. The Board must explicitly approve such appointments. Executive Directors are allowed to retain any cash or share-based payments they receive from such external board directorships.

During 2008, in his capacity as a Non-executive Director of Unilever, Jeroen van der Veer retained fees in the amounts of €26,677 and £31,000 from Unilever N.V. and Unilever plc, respectively.
During 2008, Peter Voser received compensation for his services as a member of the Supervisory Board of UBS AG. He received CHF 700,000, which he can elect to be delivered part in cash or part in fully vested UBS shares held over four years.

During 2008, Linda Cook received compensation for her services as a Non-executive Director of The Boeing Company in the form of a cash retainer of $75,000 and deferred stock units at a value of $130,000. Under the rules of the deferred compensation plan for Directors of Boeing, these deferred stock units will not be distributed to her as Boeing shares until after her retirement or other termination of Boeing Board service.

Rob Routs was appointed as a member of the Supervisory Board of AEGON N.V. on April 23, 2008 and as a Non-executive Director of Canadian Utilities Limited from May 7, 2008. He received fees in the amounts of €39,735 and C$108,688, respectively, for such services during 2008.

Shell Annual Report and Form 20-F 2008  93

DIRECTORS’ REMUNERATION REPORT

NON-EXECUTIVE DIRECTORS

REMUNERATION POLICY
The Board determines the fees payable to Non-executive Directors of Royal Dutch Shell, within a limit specified by the Articles of Association. In 2008 the annual limit was adjusted to €4,000,000, and the total amount of fees payable to Royal Dutch Shell Non-executive Directors was €2,056,927. The Board reviews Non-executive Directors’ remuneration levels periodically to ensure they are aligned with other major listed companies. Adjustments were made during 2008.

Personal loans or guarantees are not granted to Non-executive Directors.
FEES
The 2008 fee level for the Chairman of the Board was €750,000. This fee is due for review in May 2009.

On July 1, 2008, annual fees for all Non-executive Directors of Royal Dutch Shell were increased from €105,000 to €115,000. Lord Kerr of Kinlochard’s fee as the Senior Independent Director was increased from €45,000 to €55,000. Further details are provided in the table below.

Executive Directors of Royal Dutch Shell do not receive any Directors’ fees.

ADDITIONAL ANNUAL COMMITTEE FEES OF NON-EXECUTIVE DIRECTORS in 2008 (Unaudited)				€
	Chairman’s fee[A]		Member’s fee
Committee name	As at July 1, 2008	As at June 30, 2008	As at July 1, 2008	As at June 30, 2008
Audit Committee	45,000	37,500	25,000	22,500
Remuneration Committee[B]	35,000	30,000	17,250	17,250
Corporate and Social Responsibility Committee	35,000	30,000	17,250	17,250
Nomination and Succession Committee[B]	25,000	22,500	12,000	12,000

[A]	The chairman of a committee of the Board does not receive an additional fee for membership of that committee.
[B]	Jorma Ollila receives no additional payments for chairing the Nomination and Succession Committee and for his tenure as a member of the Remuneration Committee. He does have the use of an apartment when on business in The Hague.

The table below shows the earnings of the Non-executive Directors in office during 2008.

EARNINGS OF NON-EXECUTIVE DIRECTORS OF ROYAL DUTCH SHELL IN OFFICE DURING 2008 (Audited)
	2008		2007
	€	$	€	$
Josef Ackermann[A]	79,927	116,918	–	–
Maarten van den Bergh	127,250	186,141	122,250	168,497
Nina Henderson[B]	163,250	238,802	158,250	218,116
Sir Peter Job	142,500	208,449	133,910	184,568
Lord Kerr of Kinlochard	189,250	276,835	179,250	247,060
Wim Kok	154,500	226,003	144,507	199,173
Nick Land	133,750	195,650	128,379	176,944
Christine Morin-Postel	145,444	212,755	127,500	175,733
Jorma Ollila	750,000	1,097,100	750,000	1,033,724
Lawrence Ricciardi	171,056	250,221	178,500	246,026

[A]	Josef Ackermann was appointed with effect from May 21, 2008.
[B]	Nina Henderson retired from the Board of Royal Dutch Shell on December 31, 2008.

Non-executive Directors were paid an additional fee of €4,500 for any Board meeting involving intercontinental travel, although there will be no payment for one meeting per year requiring intercontinental travel, which is held in a location other than The Hague.

94  Shell Annual Report and Form 20-F 2008

DIRECTORS’ REMUNERATION REPORT

NON-EXECUTIVE DIRECTORS

NON-EXECUTIVE DIRECTORS’ PENSION INTERESTS (Audited)
Non-executive Directors do not accrue any retirement benefits as a result of their Non-executive directorships with the Company. During his service as an employee and a Managing Director for Shell, Maarten van den Bergh accrued retirement benefits under the Stichting Shell Pensioenfonds (SSPF) and the Shell Petroleum Company Limited Managing Directors’ Pension Scheme, an unfunded defined benefit plan. He currently receives a pension from both these funds, the values of which are detailed below[A].

Maarten van den Bergh’s accrued pension as at December 31, 2008 was €668,517 ($941,971), an increase over the year of €13,727 ($20,079) and €1,000 ($1,463) excluding inflation. The transfer value of these accrued benefits as at December 31, 2008 was €9,589,732 ($13,512,374), and €9,897,023 ($14,558,729) at the end of the previous financial year. The increase in transfer value over the year less Director’s contributions was €3,974 ($5,814) and €16,000 ($23,405) excluding inflation and Director’s contributions.

The transfer values are calculated using the cash equivalent transfer value method in accordance with GN11.

[A]	The values relating to the Shell Petroleum Company Limited Managing Directors’ Pension Scheme are accrued in sterling and have been converted to euro at the corresponding rate of exchange.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
Shell paid and/or accrued a total amount of compensation of $57,985,499[A] (2007: $36,524,815) for services in all capacities that Directors and Senior Management[B] at Shell provided during the year ended December 31, 2008. In addition Shell accrued a total amount of $12,657,547 (excluding inflation), to provide pension, retirement and similar benefits for Directors and Senior Management during the year ended December 31, 2008.

You can find biographies of the Directors and Senior Management on pages 77-79 and 104, respectively.

Signed on behalf of the Board
Michiel Brandjes
Company Secretary
March 11, 2009

[A]	Compensation includes gains realised from long-term incentive awards released and share options exercised during the year.
[B]	See “Control of registrant” on page 104 for full details of the Senior Management.

Shell Annual Report and Form 20-F 2008  95

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CORPORATE GOVERNANCE

Royal Dutch Shell is committed to the highest standards of corporate governance. We believe that such standards are essential to business integrity and performance. This Report sets out the policies and practices of the Company that have been applied during the year.

The Board confirms that during the year the Company complied with the principles and provisions set out in Section 1 of the 2006 Combined Code except that for the period up to May 2008 only two of the three members of the Remuneration Committee were deemed to be wholly independent. This issue was addressed with the appointment of Josef Ackermann, a wholly independent Non-executive Director, as a member of the Committee with effect from his election as a Director at the 2008 AGM.

In addition to complying with the corporate governance requirements in the UK, the Company must follow the rules of the Euronext Amsterdam Stock Exchange as well as the Dutch securities laws due to its listing on this exchange. It must also follow US securities laws and the New York Stock Exchange (NYSE) rules and regulations due to registration of its securities in the USA and the listing of its securities on the NYSE.

In accordance with the NYSE rules for foreign private issuers Royal Dutch Shell follows home country practice in relation to corporate governance. However, foreign private issuers are required to have an audit committee that satisfies the requirements of US Securities and Exchange Commission’s Rule 10A-3 and our Audit Committee satisfies such requirements. The NYSE also requires a foreign private issuer to provide certain written affirmations and notices to the NYSE as well as a summary of the ways in which their corporate governance practices significantly differ from those followed by domestic US companies under NYSE listing standards. Our summary is available on page 110 and can be found at www.shell.com/investor.

Shell General Business Principles
The Shell General Business Principles define how Shell companies are expected to conduct their affairs. These principles include, among other things, Shell’s commitment to support fundamental human rights in line with the legitimate role of business and to contribute to sustainable development. They can be found at www.shell.com/sgbp.

Shell Code of Conduct
Directors and employees are required to comply with the Shell Code of Conduct, which is intended to help them put our business principles into practice through the basic rules and standards we expect them to follow and the behaviour we expect of them. The Shell Code of Conduct is available online at www.shell.com/codeofconduct.

Code of Ethics
Executive Directors and Senior Financial Officers of the Shell group must also comply with a Code of Ethics. The Code of Ethics is specifically intended to meet the requirements of Section 406 of the Sarbanes-Oxley Act and the listing requirements of the NYSE. The Code of Ethics can be found at www.shell.com/codeofethics.

Global Helpline
Shell employees may raise ethics and compliance concerns through the Shell Global Helpline. The Shell Global Helpline is a worldwide reporting mechanism, operated by a third party, which is open 24 hours a day, seven days a week through local telephone numbers and through the internet at www.shell.com or www.compliance-helpline.com/shell.
Board structure and composition
For the period up to May 2008, the Board comprised the Chairman, Jorma Ollila, five Executive Directors including the Chief Executive, Jeroen van der Veer, and eight Non-executive Directors, including the Deputy Chairman and Senior Independent Non-executive Director, Lord Kerr of Kinlochard. Josef Ackermann was appointed a Non-executive Director at the 2008 AGM. In December 2008 an announcement was made concerning the appointment of Hans Wijers as a Non-executive Director with effect from January 1, 2009 and the retirement of Nina Henderson who stood down with effect from December 31, 2008. Rob Routs, Executive Director Oil Sands, Oil Products and Chemicals retired and stood down as a Director of the Company with effect from December 31, 2008. A list of current Directors, with their biographies, is on pages 77-79 of this Report.

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

The Chief Executive, Jeroen van der Veer, bears overall responsibility for the implementation of the strategy agreed by the Board, the operational management of Royal Dutch Shell and the business enterprises connected with it. He is supported in this by the Executive Committee, which he chairs (see page 97).

Non-executive Directors
Non-executive Directors are appointed for specified terms of office, subject to the provisions of the Articles of Association regarding their appointment and re-appointment at the Annual General Meeting. Appointments are subject to three months’ notice and there is no compensation provision for early termination.

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

All the Non-executive Directors as at the end of 2008 are considered by the Board to be wholly independent of any personal business connection with the Company or Shell companies, with the exception of Maarten van den Bergh who receives pensions from Shell pension funds. The standard by which Directors’ independence is determined can be found online at www.shell.com/investor within the terms of reference of the Nomination and Succession Committee.

96  Shell Annual Report and Form 20-F 2008

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CORPORATE GOVERNANCE

Conflicts of interest
In 2008, certain statutory duties under the Companies Act 2006 came into force with respect to directors’ conflicts of interest. In accordance with that Act and the Company’s Articles of Association, the Board may authorise any matter that may otherwise involve the Directors breaching the duty to avoid conflicts of interest. The Board has adopted a procedure to address these requirements, which includes the Directors completing detailed conflicts of interest questionnaires. The matters disclosed in the questionnaires are reviewed by the Board and, if considered appropriate, authorised in accordance with the Companies Act 2006 and Articles of Association. Conflicts of interest and gifts and hospitality received by and provided to Directors are kept under regular review by the Board.

Significant commitments of the Chairman
The Chairman’s other significant commitments are given in his biography on page 77.

During the year, the Chairman stood down as a Non-executive Director of Ford Motor Company Inc. and as Vice Chairman of UPM-Kymmene Corporation.

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

Board activities during the year
The Board met eight times during the year and all but one of these meetings were held in The Hague, the Netherlands. The agenda for each meeting comprises a number of regular items, including reports from each of the Board Committees, reports from both the Chief Executive and the Chief Financial Officer and business reports from each of the other Executive Directors. At most meetings the Board also considered a number of investment proposals. In accordance with matters specifically reserved for the Board, during the year the Board considered numerous strategic issues and approved each of the quarterly and full year financial results and dividend announcements. The Board received regular reports from the various functions, including Corporate Affairs (which includes Health, Safety and Environment), Human Resources, Legal and Finance (which includes Investor Relations).

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

Attendance at Board, Executive Committee and
Board Committee Meetings[A]
Corporate &
				Nomination &		Social
		Executive	Audit	Succession	Remuneration	Responsibility
	Board	Committee	Committee	Committee	Committee	Committee
Josef Ackermann	2/6				3/3
Maarten van den Bergh	7/8					4/4
Malcolm Brinded	8/8	28/29
Linda Cook	7/8	29/29
Nina Henderson	8/8					4/4
Sir Peter Job	8/8				5/5
Lord Kerr of Kinlochard	8/8			6/6	5/5
Wim Kok	8/8			6/6		4/4
Nick Land	8/8		5/5
Christine Morin-Postel	8/8		5/5
Jorma Ollila	8/8			6/6	2/2
Lawrence Ricciardi	8/8		5/5
Rob Routs	8/8	29/29
Jeroen van der Veer	8/8	29/29
Peter Voser	8/8	28/29

[A]	The first figure represents attendance and the second figure the possible number of meetings. For example 6/8 signifies attendance at six out of a possible eight meetings. Where a Director retired or was appointed to a Board Committee during the year, only meetings before retirement or after the date of appointment are shown.

Executive Committee
During 2008 the Executive Committee comprised:

•	Jeroen van der Veer – Chief Executive
•	Malcolm Brinded – Executive Director Exploration & Production
•	Linda Cook – Executive Director Gas & Power, Shell Trading, Global Solutions and Technology
•	Rob Routs – Executive Director Oil Sands, Oil Products and Chemicals
•	Peter Voser – Chief Financial Officer
•	Roxanne Decyk – Corporate Affairs Director
•	Beat Hess – Legal Director
•	Hugh Mitchell – Human Resources Director

Rob Routs retired as an Executive Director and a member of the Executive Committee with effect from December 31, 2008. Mark Williams was appointed as Downstream Director and a member of the Executive Committee with effect from January 1, 2009.

The Executive Committee operates under the direction of the Chief Executive and is responsible for Royal Dutch Shell’s overall business and affairs. The Chief Executive has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders’ general meeting. The Executive Committee supports the Chief Executive and implements all Board resolutions and supervises all management levels in Royal Dutch Shell.

Shell Annual Report and Form 20-F 2008  97

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CORPORATE GOVERNANCE

Board committees
There are four Board committees made up of Non-executive Directors. These are the:

•	Audit Committee;
•	Nomination and Succession Committee;
•	Remuneration Committee; and
•	Corporate and Social Responsibility Committee.

A copy of each committee’s terms of reference is available from the Company Secretary and can be found online at www.shell.com/investor.

Audit Committee
The members of the Audit Committee are Christine Morin-Postel (chairman of the Committee), Nick Land and Lawrence Ricciardi, all of whom are financially literate, independent, Non-executive Directors. For the purposes of the 2006 Combined Code, Christine Morin-Postel qualifies as a person with “recent and relevant financial experience” and for the purposes of US securities laws is an “audit committee financial expert”. In March 2008, it was agreed that Lawrence Ricciardi, having served a three year period as chairman of the Committee, would step down as chairman with effect from the close of business of the 2008 Annual General Meeting and would be succeeded by Christine Morin-Postel. It was agreed that Lawrence Ricciardi would continue to serve as a member of the Committee.

The Committee met five times during the year and Committee Members’ attendances are shown on page 97.

The key responsibilities of the Audit Committee are to assist the Board in fulfilling its responsibilities in relation to internal control and financial reporting, to carry out certain oversight functions on behalf of the Board and to monitor compliance with applicable external legal and regulatory requirements, the Shell General Business Principles and the Code of Ethics for Executive Directors and Senior Financial Officers. The Audit Committee reviews and assesses the remit of the internal audit function. It monitors and discusses whether our risk management and internal control system is effective, including any significant matters arising from the audits which are discussed with, as appropriate, the Chief Internal Auditor, management or the external auditors, PricewaterhouseCoopers LLP. The Audit Committee monitors the qualifications, expertise, resources and independence of both the internal and external auditors and assesses each year the auditors’ performance and effectiveness. The Audit Committee also has established and monitors policies related to pre-approval of all services the external auditors provide. The Committee has established and monitors the implementation of procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing or other matters, including mechanisms for the confidential or anonymous submission of related concerns by employees. These include facilities to enable employees to submit concerns confidentially or anonymously, and to ensure independent investigation with follow-up action where suitable.

The Audit Committee updates the Board quarterly on its activities and recommendations. Where the Committee is not satisfied with or wherever it considers action or improvement is required concerning any aspect of risk management and internal control, financial reporting or audit-related activities, it promptly reports these concerns to the Board.

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

The Committee considers the re-appointment of the auditor each year and makes a recommendation to the Board. The last competitive audit tender was in 2005. There are no contractual obligations that restrict the Committee’s ability to make a recommendation regarding the re-appointment of the auditor.

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

The following table sets out the fees paid by Royal Dutch Shell to the external auditors:

SHELL AUDIT FEE[A]	$ million
	2008	2007	2006
Audit fees	54	48	52
Audit-related services[B]	2	3	5
Taxation services[C]	[D]	[D]	1
Other services[E]	1	1	1

Total	57	52	59

[A]	Note 32 to the Consolidated Financial Statements on page 156 provides additional detail on Shell audit fee.
[B]	Fees for other audit-related services and other services provided pursuant to legislation.
[C]	Fees primarily for tax compliance.
[D]	Less than $1 million.
[E]	Other fees primarily relate to accounting advice relating to policy and standards and the subscription to a knowledge database.

In 2008 the Audit Committee approved all of the aggregate fees set out in the table above.

Nomination and Succession Committee
The members of the Nomination and Succession Committee are Jorma Ollila (chairman of the Committee), Lord Kerr of Kinlochard and Wim Kok. The Committee met six times during the year and Committee Members’ attendances are shown on page 97.

The Committee keeps under review the leadership needs of Royal Dutch Shell. It identifies and nominates suitable candidates for the Board’s approval to fill vacancies as and when they arise. The Committee also makes recommendations on who should be appointed chairman of the Audit Committee, the Remuneration Committee and the Corporate and Social Responsibility Committee and, in consultation with the relevant chairman, on the appointment of committee members. It makes recommendations on corporate governance guidelines, monitors compliance with corporate governance requirements and makes

98  Shell Annual Report and Form 20-F 2008

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CORPORATE GOVERNANCE

recommendations on disclosures connected to corporate governance and its appointment processes.

During the year, the Committee handled a number of matters including the succession of the Chief Executive and the appointment of Hans Wijers as a Non-executive Director.

The Committee followed a search process which involved profile matching and multiple interviews, and in the case of the Chief Executive sought the views of major shareholders. The Committee is assisted in the search process by an external search consultancy.

The Committee also discussed the Board evaluation process, reviewed the independence of the Non-executive Directors and recommended to the Board a revised policy in respect of external directorships held by Executive Directors.

Remuneration Committee
The members of the Remuneration Committee are Sir Peter Job (chairman of the Committee), Lord Kerr of Kinlochard and Josef Ackermann (with effect from the 2008 AGM). Jorma Ollila stood down as a member of the Committee with effect from June 17, 2008. The Committee met five times during the year. Committee Members’ attendances are shown on pages 84 and 97.

The Committee determines and agrees with the Board the remuneration policy for the Chief Executive and Executive Directors and, within the terms of this policy, determines the individual remuneration package for the Chief Executive and the Executive Directors. The Committee also considers and advises on the terms of any contract to be offered to an Executive Director. It monitors the remuneration for other senior executives and makes recommendations.

During the year, the Committee undertook a competitive review of remuneration policy and programmes. The committee also monitored performance for short-term and long-term incentive outcomes, responded to investors and reviewed corporate governance guidelines. The Committee confirmed the use of the current comparator group for the Long-term Incentive Plan (LTIP) and Deferred Bonus Plan (DBP) and the use of a second performance measure for the LTIP.

Further information on the work of the Committee and details of the remuneration of all the Directors for the year ended December 31, 2008, are set out in the Directors’ Remuneration Report.

Corporate and Social Responsibility Committee
The members of the Corporate and Social Responsibility Committee are Wim Kok (chairman of the Committee) Maarten van den Bergh and Hans Wijers. Nina Henderson stood down as a member of the Committee with effect from December 31, 2008 and was succeeded by Hans Wijers with effect from January 1, 2009. The Committee met four times during the year, and Committee Members’ attendance is shown on page 97.

During the year the Terms of Reference of the Committee were reviewed and the Board agreed to amend them to clarify the Committee’s role in respect of HSE matters and to confirm its responsibility in connection with the Shell General Business Principles and sustainable development, the compliance programme and the Code of Conduct. To mark these changes the Committee was renamed the Corporate and Social Responsibility Committee (formerly the Social Responsibility Committee).

The Committee fulfills its responsibilities by receiving reports and reviewing with management Shell’s overall HSE and social performance,
Shell’s annual performance against the Code of Conduct, the management of social and environmental impacts at major projects and operations and emerging social and environmental issues. It also provides input on and reviews the Shell Sustainability Report, including meeting face-to-face with the report’s External Review Committee.

In addition to regular formal meetings the Committee also visits Shell locations, meeting with local staff and external stakeholders. In particular, the Committee observes how Shell’s standards are being implemented in practice and where in its judgement there might be areas for increased focus. In 2008, the Committee visited Shell’s operations in the North Sea and in Brazil and after each visit, reported its observations to the Executive Director responsible for that project or site and to the full Board.

The Committee meets four times a year in order to enable it to have a thorough review of the broad scope and variety of topics that fall within its remit and reports on areas of focus and on its own conclusions and recommendations to executive management and the full Board. In 2008, in addition to its standard schedule of formal meetings, the Committee devoted an additional meeting to continue to deepen its knowledge and understanding of the developing debate around climate change and its implications for Shell’s operations and businesses.

Board evaluation
The Board carried out a performance evaluation of the Board, the Board Committees, the Chairman and each of the Directors. As in previous years, this was an internal exercise led by the Nomination and Succession Committee.

The Board agreed to conduct the exercise by way of structured interviews on a one-to-one basis in accordance with the table below. This was followed by a discussion by the full Board of the results of the evaluation of the Board and Board Committees, while the results of the evaluation of the Chairman, the Chief Executive and Executive Directors were discussed by the Non-executive Directors. The outcome of this evaluation process showed that Directors were generally positive about the performance, processes and effectiveness of the Board and Board Committees. Directors agreed on a number of steps to improve continuously the effectiveness of the Board in order to meet the strategic and operational challenges the Company faces over the coming years in light of the current global financial crisis.

Body to be evaluated	Interview arrangement
Evaluation of the Board as a whole	Chairman to interview Non-executive Directors Chairman to interview Chief Executive
Deputy Chairman to interview Chairman
Chief Executive to interview Executive Directors

Evaluation of the Board Committees	Committee Chairman to interview Committee Members

Individual Director to be evaluated	Interview arrangement
Evaluation of Chairman	Deputy Chairman to interview all Directors

Evaluation of Non-executive Directors	Chairman to interview each Non-executive Director

Evaluation of Chief Executive	Chairman to interview Chief Executive

Evaluation of Executive Directors	Chief Executive to interview Executive Directors

Shell Annual Report and Form 20-F 2008  99

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CORPORATE GOVERNANCE

Shareholder communications
The Board recognises the importance of two-way communication with the Company’s shareholders and, as well as giving a balanced report of results and progress at each AGM, the Company meets with, and responds to questions and issues raised by institutional and retail shareholders. Shell’s corporate website at www.shell.com/investor has information for institutional and retail shareholders alike. Shareholders seeking information may contact the Company directly throughout the year. They also have an opportunity to ask questions in person at the AGM.

Shareholders can contact Shell directly via dedicated shareholder email addresses or via dedicated shareholder telephone numbers as given on the inside back cover of this Report.

The Company’s Registrar, Equiniti, operates an internet access facility for shareholders, providing details of their shareholdings at www.shareview.co.uk. Facilities are also provided for shareholders to lodge proxy appointments electronically. The Royal Dutch Shell Corporate Nominee provides a facility for investors to hold their shares in Royal Dutch Shell in paperless form.

Results presentations and analysts meetings
The quarterly and annual results presentations and all major analysts meetings are announced in advance on the Shell website and through a regulatory release. These presentations can be followed live via webcasting or tele-conference. Other meetings with analysts or investors are not normally announced in advance, nor can they be followed by webcast or any other means. Discussions in such meetings are always limited to information already in the public domain. Presentations in such meetings are available at www.shell.com. This is in line with the requirement to ensure that all shareholders and other parties in the financial market have equal and simultaneous access to information that may influence the share price of Royal Dutch Shell securities. The Chairman, the Deputy Chairman, the Chief Executive, the Chief Financial Officer and the Executive Vice President Investor Relations of Royal Dutch Shell report regularly to the Directors on the views of major shareholders.

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

A single overall control framework is in place that is designed to manage rather than eliminate the risk of failure to achieve business objectives, and only provides reasonable and not absolute assurance against material misstatement or loss. The Shell Control Framework applies to all wholly-owned Shell companies and to those ventures and other companies where Royal Dutch Shell, directly or indirectly, has a controlling interest.

The following diagram illustrates the Control Framework’s key components, Foundations, Organisation and Processes. In “Foundations”
we state the objectives, principles and rules that underpin and establish boundaries for Shell’s activities. “Organisation” sets out how the various legal entities involved relate to each other and how their business activities are organised and managed. “Processes” concerns the more material processes, including how authority is delegated, how strategy is set and plans are made and how performance and compliance are monitored, appraised and assured. All control activities relate to one or more of these components.

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

Pension funds
In general, local trustees manage the pension funds and set the required contributions from subsidiaries in accordance with local regulations and based on independent actuarial valuation rather than the IFRS measures. The actuarial valuations are sensitive to changes in the assumptions made regarding future outcomes, the principal ones being in respect of the discount rate used to convert future cash flows to present values, the long-term return on plan assets, increases in remuneration and pension benefits and demography (including mortality). Substantial judgement is required in determining the assumptions.

For further information regarding the judgement applied in these assumptions and the relation to the financial position and performance of Shell, see Notes 3 and 20 to the Consolidated Financial Statements.

Shell has a number of responses to address key pensions risks. Principal amongst these is the Pensions Forum, a joint Finance/Human Resources body, chaired by the Chief Financial Officer, which provides guidance on Shell input to pension strategy, policy and operation. It also reviews the results of assurance processes that have been established with respect to pension plan investments, liabilities and funding; and pension reporting (see “Risk factors” on pages 14-16).

100  Shell Annual Report and Form 20-F 2008

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CORPORATE GOVERNANCE

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

Other than in exceptional cases, the use of external derivative instruments is generally confined to specialist oil and gas trading and central treasury organisations that have appropriate skills, experience, supervision, control and reporting systems.

Information on derivatives and other financial instruments and derivative commodity instruments is provided in Note 25 of the Consolidated Financial Statements and on pages 172-173 of this Report.

Management’s evaluation of disclosure controls and procedures of Shell
As indicated in the certifications in Exhibits 12.1 and 12.2 of this Report, Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of Shell’s disclosure controls and procedures as at December 31, 2008. Based on that evaluation, these officers have concluded that Shell’s disclosure controls and procedures are effective.

Management’s Report on internal control over financial reporting of Shell
Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over Shell’s financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting with respect to Shell based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Royal Dutch Shell’s internal control over financial reporting with respect to Shell was effective as at December 31, 2008.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements in this Report, has issued an attestation report on Royal Dutch Shell’s internal control over financial reporting, as stated in their report on page 112 of this Report.

The Trustee’s and Management’s Report on internal control over financial reporting of the Royal Dutch Shell Dividend Access Trust
The Trustee of the Royal Dutch Shell Dividend Access Trust is responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting. The Trustee and the Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Trustee and management concluded that the Trust’s internal control over financial reporting was effective as at December 31, 2008.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements in this Report, has issued an attestation report on the Trustee’s and management’s internal control over financial reporting, as stated in their report on page 186 of this Report.

The Trustee’s and Management’s Evaluation of disclosure controls and procedures for the Royal Dutch Shell Dividend Access Trust
The Trustee and Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures in respect of the Dividend Access Trust as at December 31, 2008. Based on that evaluation, these officers have concluded that the disclosure controls and procedures of the Trust are effective.

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

Shell Annual Report and Form 20-F 2008  101

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CORPORATE GOVERNANCE

Statements of Shell and is therefore, subject to the same disclosure controls and procedures of Shell. See “Control of registrant” and the Royal Dutch Shell Dividend Access Trust Financial Statements for additional information.

Further information
The following information is available on the Shell website at www.shell.com/investor:

•	the terms of reference of the Audit Committee, Nomination and Succession Committee, Remuneration Committee and Corporate and Social Responsibility Committee explaining their roles and the authority the Board delegates to them;
•	the full list of matters reserved to the Board for decision;
•	Shell General Business Principles;
•	Shell Code of Conduct;
•	Code of Ethics for Executive Directors and Senior Financial Officers; and
•	Memorandum and Articles of Association.

102  Shell Annual Report and Form 20-F 2008

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CONTROL OF REGISTRANT

Royal Dutch Shell is not directly or indirectly owned or controlled by another corporation or by any government. Royal Dutch Shell does not know of any arrangements that may, at a subsequent date, result in a change of control of the company. As at February 24, 2009, interests of more than 3% of the issued Class A and Class B ordinary share capital of Royal Dutch Shell can be found on page 82.

As at February 24, 2009, the Directors and Senior Management of Royal Dutch Shell beneficially owned individually and in aggregate (including shares under option) less than 1% of the total shares of each class of Royal Dutch Shell shares outstanding.

NATURE OF TRADING MARKET
The principal trading market for the Class A ordinary shares of Royal Dutch Shell is Euronext Amsterdam. The principal trading market for the Class B ordinary shares of Royal Dutch Shell is the London Stock Exchange. Ordinary shares are traded in registered form.

American Depositary Receipts (ADR) representing Class A ADRs and Class B ADRs outstanding are listed on the New York Stock Exchange. The depositary receipts are issued, cancelled and exchanged at the office of The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, as depositary (the Depositary) under a deposit agreement between Royal Dutch Shell, the Depositary and the holders of ADRs.

Each ADR represents two €0.07 shares of Royal Dutch Shell deposited under the agreement. At February 24, 2009, there were outstanding 378,965,606 Class A ADRs and 91,267,690 Class B ADRs representing approximately 21.37% and 6.77% of the respective share capital class of Royal Dutch Shell, held by 8,388 and 1,088 holders of record, with an address in the USA, respectively.

As at February 24, 2009, there were 49,891 Class A shares and 809,425 Class B shares of €0.07 each representing 0.01% and 0.03% of the respective share capital class of Royal Dutch Shell held by 881 holders of record registered with an address in the USA.

The share prices for Royal Dutch Shell’s registered ordinary shares on the principal trading markets are given on pages 72-73.

Ordinary shares
The following is a summary of the material terms of Royal Dutch Shell’s ordinary shares, including brief descriptions of the provisions contained in our Memorandum and Articles of Association and applicable laws of England in effect on the date of this document. This summary does not purport to include complete statements of these provisions.

Share capital
As at February 24, 2009, the authorised, issued and fully paid share capital of Royal Dutch Shell was as follows:

	Authorised	Authorised	Issued	Issued
	(number)	(amount)	(number)	(amount)
Class A ordinary shares of €0.07 each	4,077,359,886	285,415,192	3,545,663,973	248,196,478
Class B ordinary shares of €0.07 each	2,759,360,000	193,155,200	2,695,808,103	188,706,567
Sterling deferred shares of £1 each	50,000	50,000	50,000	50,000
Unclassified shares of €0.07 each	3,163,280,114	221,429,608	Nil	Nil

As at December 31, 2008, trusts and trust-like entities holding shares for the benefit of employee plans of Shell held (directly and indirectly) 119.7 million shares of Royal Dutch Shell with an aggregate carrying amount of $1,867 million and an aggregate nominal amount of approximately €8.4 million.

The unclassified shares can be issued as Class A ordinary shares or Class B ordinary shares at the discretion of the Board of Directors.

Upon issuance Class A ordinary shares and Class B ordinary shares are fully paid and free from all liens, equities, charges, encumbrances and other interest of Royal Dutch Shell and not subject to calls of any kind. All Class A ordinary shares and Class B ordinary shares rank equally for all dividends and distributions on our ordinary share capital declared. Our Class A ordinary shares and Class B ordinary shares are admitted to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. Our Class A ordinary shares and Class B ordinary shares are also admitted to listing on Eurolist by Euronext Amsterdam. Class A ADRs and Class B ADRs are listed at the New York Stock Exchange.

As at February 24, 2009, the authorised share capital consisted of (i) 50,000 sterling deferred shares of £1 each and (ii) €700,000,000 divided into 4,077,359,886 Class A ordinary shares, 2,759,360,000 Class B ordinary shares and 3,163,280,114 unclassified shares of €0.07 each to be classified as Class A ordinary shares or Class B ordinary shares upon issue at the discretion of our Directors. As at February 24, 2009, the issued share capital consisted of 50,000 sterling deferred shares of £1 each and 3,545,663,973 Class A ordinary shares of €0.07 each and 2,695,808,103 Class B ordinary shares of €0.07 each. All Class A and Class B ordinary shares and sterling deferred shares are fully paid and not subject to calls for additional payments of any kind.

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

General
Royal Dutch Shell was incorporated in England and Wales on February 5, 2002, as a private company under the Companies Act of England and Wales 1985, as amended. On October 27, 2004, Royal Dutch Shell was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell. Royal Dutch Shell is registered at Companies House, Cardiff under company number 4366849, and the Chamber of Commerce, The Hague, under company number 34179503.

Shell Annual Report and Form 20-F 2008  103

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CONTROL OF REGISTRANT

Royal Dutch Shell’s registered office is at:
Shell Centre
London SE1 7NA
United Kingdom

Royal Dutch Shell’s headquarters are at:
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands

Royal Dutch Shell is resident in the Netherlands for Dutch and UK tax purposes.

Royal Dutch Shell’s Memorandum of Association provides that its primary objective is to carry on the business of a holding company.

Directors
Under Royal Dutch Shell’s Articles of Association:

•	a Director may not vote or be counted in the quorum in respect of any matter in which he or she is materially interested including any matter related to his own compensation;
•	the Directors may exercise Royal Dutch Shell’s power to borrow money provided that the borrowings of Shell shall not, without the consent of an ordinary resolution of Royal Dutch Shell shareholders, exceed two times Royal Dutch Shell’s adjusted capital and reserves (these powers relating to borrowing may only be varied by special resolution of shareholders);
•	Directors are not required to hold shares of Royal Dutch Shell to qualify as a director; and
•	Directors are appointed in accordance with the Articles of Association and need to stand for re-election at least every third annual general meeting.

The Executive and Non-executive Directors of Royal Dutch Shell plc are:
Jorma Ollila – Chairman
Lord Kerr of Kinlochard GCMG – Deputy Chairman and Senior Independent Non-executive Director
Jeroen van der Veer – Chief Executive
Peter Voser – Chief Financial Officer
Malcolm Brinded CBE – Executive Director Exploration & Production
Linda Cook – Executive Director Gas & Power, Shell Trading, Global Solutions and Technology
Josef Ackermann – Non-executive Director
Maarten van den Bergh – Non-executive Director
Sir Peter Job KBE – Non-executive Director
Wim Kok – Non-executive Director
Nick Land – Non-executive Director
Christine Morin-Postel – Non-executive Director
Lawrence Ricciardi – Non-executive Director
Hans Wijers – Non-executive Director

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
Beat Hess[A]
Born July 6, 1949. A Swiss national, appointed as Legal Director in June 2003. Previously he was General Counsel of ABB Group from 1988 to 2003. He is also a Non-executive Board Director of Ciba Specialty Chemicals and Nestlé S.A.

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

Hugh S. Mitchell[A]
Born February 13, 1957. A British national, appointed as Human Resource Director in March 2005. Previously he was a Director of International Directorate for Shell and Human Resource Director of Oil Products.

Mark Williams[A]
Born November 9, 1951. A US national, appointed as Downstream Director in January 2009. Previously he was Executive Vice President of Supply and Distribution. He is chairman of the Executive Committee of the Athabasca Oil Sands Project, and chairman of the downstream committee of the American Petroleum Institute.

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

104  Shell Annual Report and Form 20-F 2008

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CONTROL OF REGISTRANT

It is the intention that dividends will be declared and paid quarterly. Dividends are payable to persons registered as shareholders on the record date relating to the relevant dividend.

All dividends will be divided and paid in proportions based on the amounts paid up on Royal Dutch Shell’s shares during any period for which that dividend is paid.

Any dividend or other money payable in cash relating to a share can be paid by sending a cheque, warrant or similar financial instrument payable to the shareholder entitled to the dividend by post addressed to the shareholder’s registered address or it can be made payable to someone else named in a written instruction from the shareholder (or all joint shareholders) and sent by post to the address specified in that instruction. A dividend can also be paid by inter-bank transfer or by other electronic means (including payment through CREST) directly to an account with a bank or other financial institution (or other organisation operating deposit accounts if allowed by Royal Dutch Shell) named in a written instruction from the person entitled to receive the payment under the Articles of Association. Such account must be an account in the UK unless the share on which the payment is to be made is held by Euroclear Nederland and to which the Securities Giro Act (Wet giraal effectenverkeer) applies. Alternatively, a dividend can be paid in some other way requested in writing by a shareholder (or all joint shareholders) and agreed to by Royal Dutch Shell. Royal Dutch Shell will not be responsible for a payment which is lost or delayed.

Where any dividends or other amounts payable on a share have not been claimed, the Directors can invest them or use them in any other way for Royal Dutch Shell’s benefit until they are claimed. Royal Dutch Shell will not be a trustee of the money and will not be liable to pay interest on it. If a dividend or other money has not been claimed for 12 years after being declared or becoming due for payment, it will be forfeited and go back to Royal Dutch Shell, unless the Directors decide otherwise.

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

Dividend access mechanism for Class B ordinary shares
General
Class A ordinary shares and Class B ordinary shares are identical, except for the dividend access mechanism, which will only apply to the Class B ordinary shares.

Dividends paid on Class A ordinary shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

It is the expectation and the intention, although there can be no certainty, that holders of Class B ordinary shares will receive dividends through the dividend access mechanism. Any dividends paid on the dividend access share will have a UK source for UK and Dutch tax purposes. There will be no Dutch withholding tax on such dividends and certain holders (not including US holders of Class B ordinary shares or Class B ADRs) will be entitled to a UK tax credit in respect of their proportional shares of such dividends. For further details regarding the tax treatment of dividends paid on the Class A and Class B ordinary shares and ADRs, please refer to “Taxation” on page 109.

Description of dividend access mechanism
A dividend access share has been issued by Shell Transport to Lloyds TSB Offshore Trust Company Limited (formerly Hill Samuel Offshore Trust Company Limited) as dividend access trustee. Pursuant to a declaration of trust, Lloyds TSB Offshore Trust Company Limited will hold any dividends paid in respect of the dividend access share on trust for the holders of Class B ordinary shares on occasion and will arrange for prompt disbursement of such dividends to holders of Class B ordinary shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends which are unclaimed after 12 years will revert to Shell Transport. Holders of Class B ordinary shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of Class B ordinary shares will be dividends paid to the dividend access trustee in respect of the dividend access share.

The declaration and payment of dividends on the dividend access share will require board action by Shell Transport and will be subject to any applicable limitations in law or in the Shell Transport articles of association in effect from time to time. In no event will the aggregate amount of the dividend paid by Shell Transport under the dividend access mechanism for a particular period exceed the aggregate of the dividend declared by our board on the Class B ordinary shares in respect of the same period.

Operation of the dividend access mechanism
If, in connection with the declaration of a dividend by Royal Dutch Shell on the Class B ordinary shares, the board of Shell Transport elects to declare and pay a dividend on the dividend access share to the dividend access trustee, the holders of the Class B ordinary shares will be beneficially entitled to receive their share of that dividend pursuant to the declaration of trust (and arrangements will be made to ensure that the dividend is paid in the same currency in which they would have received a dividend from us).

If any amount is paid by Shell Transport by way of a dividend on the dividend access share and paid by the dividend access trustee to any holder of Class B ordinary shares, the dividend which we would otherwise pay on the Class B ordinary shares will be reduced by an amount equal to the amount paid to such holders of Class B ordinary shares by the dividend access trustee.

We will have a full and unconditional obligation, in the event that the dividend access trustee does not pay an amount to holders of Class B ordinary shares on a cash dividend payment date (even if that amount has been paid to the dividend access trustee), to pay immediately the dividend declared on the Class B ordinary shares. The right of holders of Class B ordinary shares to receive distributions from the dividend access trustee will be reduced by an amount equal to the amount of any payment actually made by us on account of any dividend on Class B ordinary shares.

Any payment by us will be subject to Dutch withholding tax (unless in any particular case an exemption is obtained under Dutch law or the provisions of an applicable tax treaty). If for any reason no dividend is paid on the dividend access share, holders of Class B ordinary shares will only receive dividends from us directly.

Shell Annual Report and Form 20-F 2008  105

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CONTROL OF REGISTRANT

The dividend access mechanism has been approved by the Dutch Revenue Service pursuant to an agreement (vaststellingsovereenkomst) with us and Royal Dutch Petroleum dated October 26, 2004 as supplemented and amended by an agreement between the same parties dated April 25, 2005. The agreement states, among other things, that dividend distributions on the dividend access share by Shell Transport will not be subject to Dutch dividend withholding tax provided that the dividend access mechanism is structured and operated substantially as set out above. We may not extend the dividend access mechanism to any future issuances of Class B ordinary shares without the approval of the Dutch Revenue Service. Accordingly, we would not expect to issue additional Class B ordinary shares unless we obtained that approval or determined that the continued operation of the dividend access mechanism was unnecessary. Any further issue of Class B ordinary shares is subject to advance consultation with the Dutch Revenue Service.

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

Disputes between a shareholder or ADR holder and Royal Dutch Shell, any subsidiary, Director or professional service provider
Our Articles of Association generally require that, except as noted below, all disputes (i) between a shareholder in such capacity and us and/or our Directors, arising out of or in connection with our Articles of Association or otherwise; (ii) so far as permitted by law, between us and any of our Directors in their capacities as such or as our employees, including all claims made by us or on our behalf against our Directors; (iii) between a shareholder in such capacity and our professional service providers (which could include our auditors, legal counsel, bankers and ADR depositaries); and (iv) between us and our professional service providers arising in connection with any claim within the scope of (iii) above, shall be exclusively and finally resolved by arbitration in The Hague, the Netherlands under the Rules of Arbitration of the International Chamber of Commerce (ICC), as amended from time to time. This would include all disputes arising under UK, Dutch or US law (including securities laws), or under any other law, between parties covered by the arbitration provision. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions, and the ability of shareholders to obtain monetary or other relief may therefore be limited and/or their cost of seeking and obtaining recoveries in a dispute increased.

The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC rules. The chairman of the tribunal must have at least 20 years’ experience as a lawyer qualified to practise in a common law jurisdiction which is within the Commonwealth (as constituted on May 12, 2005) and each other arbitrator must have at least 20 years’ experience as a qualified lawyer.

Pursuant to the exclusive jurisdiction provision in Royal Dutch Shell’s Articles of Association if a court or other competent authority in any jurisdiction determines that the arbitration requirement described above is invalid or unenforceable in relation to any particular dispute in that jurisdiction, that dispute may only be brought in the courts of England and Wales, as is the case with any derivative claim bought under the Companies Act 2006.

The governing law of Royal Dutch Shell’s Articles of Association is the substantive law of England.

Disputes relating to Royal Dutch Shell’s failure or alleged failure to pay all or part of a dividend which has been declared and which has fallen due for payment will not be subject to the arbitration and exclusive jurisdiction provisions of Royal Dutch Shell’s Articles of Association. Any derivative claim bought under the Companies Act 2006 will not be the subject to the arbitration provisions of Royal Dutch Shell’s Articles of Association.

Pursuant to the relevant Depositary agreement, each holder of ADRs is bound by the arbitration and exclusive jurisdiction provisions of the Articles of Association as described in this section as if that holder were a shareholder.

Voting rights and General Meetings of shareholders
Shareholders meetings
Under the applicable laws of England and Wales, Royal Dutch Shell is required in each year to hold an AGM of shareholders in addition to any other meeting of shareholders that may be held. Not more than 15 months may elapse between the date of one AGM of shareholders and that of the next. Additionally, shareholders may submit resolutions in accordance with section 338 of the Companies Act 2006.

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

106  Shell Annual Report and Form 20-F 2008

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CONTROL OF REGISTRANT

At least 14 days’ notice is required for all other general meetings.

Royal Dutch Shell’s Articles of Association require that in addition to any requirements under the legislation, the notice for any general meeting must state where the meeting is to be held (the “principal meeting place”) and the location of any satellite meeting place, which shall be identified as such in the notice. At the same time that notice is given for any general meeting, an announcement of the date, time and place of that meeting will, if practicable, be published in a national newspaper in the Netherlands. The listing rules (“the Listing Rules”) of the UK Listing Authority, the Euronext Amsterdam rules and the rules of the New York Stock Exchange require Royal Dutch Shell to inform holders of Royal Dutch Shell’s securities of the holding of meetings which they are entitled to attend.

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

It is the intention that all voting at Royal Dutch Shell general meetings will take place on a poll. On a poll, every holder of Class A ordinary shares or Class B ordinary shares present in person or by proxy has one vote for every share he or she holds.

This is subject to any rights or restrictions which are given to any class of shares. No shareholder is entitled to vote if he or she has been served with a restriction notice after failure to provide Royal Dutch Shell with information concerning interests in his or her shares required to be provided under section 793 of the Companies Act 2006.

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

Discriminating provisions
There are no provisions discriminating against a shareholder because of his or her ownership of a particular number of shares.

Variation of rights
The Companies Act 1985 does not give Royal Dutch Shell’s Board of Directors authority to amend Royal Dutch Shell’s Memorandum of Association or Articles of Association without shareholder approval. Under the Companies Act 1985, Royal Dutch Shell’s shareholders have the power to amend the objects clause in Royal Dutch Shell’s Memorandum of Association and any provision of Royal Dutch Shell’s Articles of Association, in each case by special resolution, subject to, in the case of amendments to the objects clause of the Memorandum of Association, the right of dissenting shareholders to apply to the courts to cancel the amendments.

Royal Dutch Shell’s Articles of Association provide that, if permitted by legislation, the rights attached to any class of Royal Dutch Shell’s shares can be changed if this is approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by a special resolution passed at a separate meeting of the holders of the relevant class of shares. At each such separate meeting, all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that: (i) a quorum will be present if at least one shareholder who is

Shell Annual Report and Form 20-F 2008  107

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CONTROL OF REGISTRANT

entitled to vote is present in person or by proxy who owns at least one-third in amount of the issued shares of the class; (ii) any shareholder who is present in person or by proxy and entitled to vote can demand a poll; (iii) on a poll every shareholder who is present in person or by proxy and entitled to vote is entitled to one vote for every share he or she has of the class (subject to any special rights or restrictions which are attached to any class of shares; and (iv) at an adjourned meeting, one person entitled to vote and who holds shares) of the class, or his or her proxy, will be a quorum. These provisions are not more restrictive than required by law in England.

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

Threshold for disclosure of share ownership
The UK Financial Services Authority and Disclosure and Transparency Rules impose an obligation upon a person who acquires or ceases to have notifiable interest in the relevant share capital of a public company to notify the company of that fact within two days (excluding weekends and bank holidays) of his or her knowing of its occurrence. The disclosure threshold is 3%.

The relevant legislation to Royal Dutch Shell provides a public company with the statutory means to ascertain the persons who are or have within the last three years been interested in its relevant share capital and the nature of such interests.

The Royal Dutch Shell Articles of Association provide that in any statutory notice under the relevant legislation, Royal Dutch Shell will ask for details of those who have an interest and the extent of their interest in a particular holding. The Royal Dutch Shell Articles of Association also provide that when a person receives a statutory notice, he or she has 14 days to comply with it. If he or she does not do so or if he or she makes a statement in response to the notice which is false or inadequate in some important way, Royal Dutch Shell may restrict the rights relating to the identified shares, following notice. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any right in relation to the shareholders’ meetings. Where the identified shares make up 0.25% or more (in amount or in number) of the existing shares of a class at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) the Directors can withhold any dividend or part of a dividend or other money otherwise payable in respect of the identified shares without any liability to pay interest when such money is finally paid to the shareholder; and (ii) the Directors can refuse to register a transfer of any of the identified shares which are certificated shares unless the Directors are satisfied that they have been sold outright to an independent third party. Once a restriction notice has been given, the Directors are free to cancel it or exclude any shares from it at any time they think fit. In addition, they must cancel the restriction notice within seven days of being satisfied that all information requested in the statutory notice has been given. Also, where any of the identified shares are sold and the Directors are satisfied that they were sold outright to an independent third party, they must cancel the restriction notice within seven days of receipt of the notification of the sale. The Royal Dutch Shell Articles of Association do not restrict in any way the provision of the legislation which apply to failures to comply with notices under the legislation.

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

108  Shell Annual Report and Form 20-F 2008

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CONTROL OF REGISTRANT

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

Exchange controls and other limitations affecting security holders
There is no legislative or other legal provision currently in force in England, the Netherlands or arising under Royal Dutch Shell’s Memorandum or Articles of Association restricting remittances to non-resident holders of Royal Dutch Shell’s ordinary shares or affecting the import or export of capital for use by Royal Dutch Shell.

Taxation
General
Royal Dutch Shell is incorporated in England and Wales and tax-resident in the Netherlands. As a tax resident of the Netherlands, it is generally required by Dutch law to withhold tax at a rate of 15% on dividends on its ordinary shares and ADRs, subject to the provisions of any applicable tax convention or domestic law. The following sets forth the operation of the provisions on dividends on Royal Dutch Shell’s various ordinary shares and ADRs to US and UK holders, as well as certain other tax rules pertinent to holders. Each holder should consult their tax adviser.

Dividends paid on the Dividend Access Share
There is no Dutch withholding tax on dividends on Royal Dutch Shell Class B ordinary shares or Class B ADRs provided that such dividends are paid on the Dividend Access Share pursuant to the dividend access mechanism (see “Dividend access mechanism for Class B ordinary shares” on pages 105-106). Dividends paid on the Dividend Access Share are treated as UK-source for tax purposes and there is no UK withholding tax on them. Also, under UK law, individual shareholders resident in the UK are entitled to a UK tax credit with dividends paid on the Dividend Access Share. The amount of the UK tax credit is 10/90ths of the cash dividend and the credit is not repayable when it exceeds the individual’s UK tax liability. In 2008 all dividends with respect to Class B ordinary shares and Class B ADRs were paid on the Dividend Access Share pursuant to the dividend access mechanism.

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

Shell Annual Report and Form 20-F 2008  109

CORPORATE GOVERNANCE AND CONTROL OF REGISTRANT

CONTROL OF REGISTRANT

Management
Royal Dutch Shell’s Articles of Association provide that Royal Dutch Shell’s Board of Directors must consist of not less than three members nor more than 20 members at any time. Royal Dutch Shell has a single tier Board of Directors headed by a Chairman, with management led by a Chief Executive. Royal Dutch Shell’s Board comprises 10 Non-executive Directors (including the Chairman) and four Executive Directors (including the Chief Executive and the Chief Financial Officer).

Royal Dutch Shell’s Articles of Association provide that at every Annual General Meeting any Director who was in office at the time of the two previous Annual General Meetings and who did not retire at either of them must retire. At the AGM at which a Director retires, shareholders can pass an ordinary resolution to re-appoint the Director or to appoint another eligible person in his or her place.

A Director who would not otherwise be required to retire must retire if he or she has been in office, other than as a Director holding an executive position, for a continuous period of nine years or more at the date of the meeting. Any such Director will be eligible to stand for re-election.

The business address for all of the Directors is Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands.

Related party transactions
There were no transactions or proposed transactions that were material to either the Company or any related party. Nor were there any transactions that were unusual in their nature or conditions with any related party.

NYSE Governance Standards
The Corporate Governance Standards of the New York Stock Exchange (NYSE) allow foreign private issuers (FPI), such as Royal Dutch Shell, to follow home country practices on most corporate governance matters, but require an FPI to disclose any significant ways in which its corporate governance standards differ from those followed by US companies.

Royal Dutch Shell is an English company listed on the London Stock Exchange and is subject to the authority of the Financial Services Authority (FSA) in the UK. Consequently, Royal Dutch Shell follows the corporate governance principles set out in the UK Combined Code on Corporate Governance (Combined Code). Set forth below is a summary of the significant ways in which our corporate governance practices differ from US companies under the NYSE listing standards.

Non-executive Director independence
The Board of Royal Dutch Shell consists of a majority of members who are wholly independent of any personal business connection with Royal Dutch Shell and are therefore considered independent under the Combined Code. Royal Dutch Shell has, however, not separately determined whether each of them would also meet the independence requirements of the NYSE listing standards.
Nominating/Corporate Governance Committee and Compensation Committee
The NYSE listing standards require that a listed company maintain a Nominating/Corporate Governance Committee and a Compensation Committee, both composed entirely of independent directors and with certain specific responsibilities. Royal Dutch Shell’s committees, called the Nomination and Succession Committee and the Remuneration Committee, respectively, comply with these requirements except that the terms of reference of the Nomination and Succession Committee require only a majority of the committee members to be independent.

Audit Committee
As required by NYSE listing standards, Royal Dutch Shell maintains an Audit Committee for the purpose of assisting the Board’s oversight of the financial statements, its internal audit function, and its independent auditors. Royal Dutch Shell’s Audit Committee is in full compliance with the US Securities and Exchange Commission’s Rule 10A-3 and Section 303A.06 of the NYSE Listed Company Manual. Although in full compliance with Rule 10A-3, including Rule 10A-3 independence provisions, Royal Dutch Shell has not separately determined whether each of the Non-executive Directors would also meet the separate independence requirements of the NYSE listing standards. Additionally, in accordance with English law, Royal Dutch Shell’s Audit Committee makes recommendations to the Board, for it to put to shareholders for approval in General Meeting, regarding the appointment, re-appointment and removal of independent auditors. Consequently, Royal Dutch Shell’s Audit Committee is not, in accordance with NYSE listing standards, directly responsible for the appointment of independent auditors.

Shareholder approval of equity compensation plans
Royal Dutch Shell complies with the listing rules of the UK Listing Authority which require shareholder approval for the adoption of equity compensation plans which are either long-term incentive schemes in which Directors of Royal Dutch Shell can participate or schemes which may involve the issue of new shares. Under the UK Listing Authority rules, such plans cannot be changed to the advantage of participants without shareholder approval, except for certain minor amendments, for example to benefit the administration of the plan or to take account of tax benefits. The rules on the requirements to seek shareholder approval for equity compensation plans, including those in respect of material revisions to such plans, may deviate from the NYSE listing standards.

Code of Ethics
The NYSE listing standards require that listed companies adopt a code of business conduct and ethics for all directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. Royal Dutch Shell has adopted the Shell General Business Principles which satisfy the NYSE requirements. Royal Dutch Shell also has internal procedures in place by which every employee can raise in confidence accounting, internal accounting controls and auditing concerns. Additionally, any employee can report irregularities to the management of Royal Dutch Shell through a worldwide dedicated telephone line and website without jeopardising his or her position in Royal Dutch Shell.

110  Shell Annual Report and Form 20-F 2008

REPORTS OF THE INDEPENDENT AUDITORS

REPORT ON THE ANNUAL REPORT AND ACCOUNTS

Independent auditors’ report to the members of Royal Dutch Shell plc
We have audited the Consolidated and Parent Company Financial Statements (the “Financial Statements”) of Royal Dutch Shell plc for the year ended December 31, 2008. The Consolidated Financial Statements comprise the Consolidated Statement of Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements. The Parent Company Financial Statements comprise the Statement of Income, the Balance Sheet, the Statement of Changes in Equity and the Statement of Cash Flows and the related Notes to the Parent Company Financial Statements. These Financial Statements have been prepared under the accounting policies set out in the respective Notes to the Financial Statements. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors’ responsibilities for preparing the Annual Report, the Directors’ Remuneration Report and the Financial Statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors’ responsibilities in the Report of the Directors.

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

We also report to you whether, in our opinion, the information given in the Report of the Directors is consistent with the Financial Statements. The information given in the Report of the Directors includes that specific information presented in the Chairman’s message, the Chief Executive’s review and the Business Review that is cross referred from the Business Review section of the Report of the Directors.

In addition, we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and other transactions is not disclosed.

We review whether the Corporate Governance statement reflects the Company’s compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of Shell group’s corporate governance procedures or its risk and control procedures.
We read other information contained in the Annual Report and consider whether it is consistent with the audited Financial Statements. The other information comprises only the Review of the Year, the Business Review, the Report of the Directors, the unaudited part of the Directors’ Remuneration Report, the Corporate Governance statement, the Control of Registrant statement, the Supplementary Information and the Exhibits. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements and the part of the Directors’ Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Shell group’s and the Company’s circumstances, consistently applied and adequately disclosed.

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

Opinion
In our opinion:

•	the Consolidated Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Shell group’s affairs as at December 31, 2008, and of its income and cash flows for the year then ended;
•	the Parent Company Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the Company’s affairs as at December 31, 2008, and of its income and cash flows for the year then ended;
•	the Financial Statements and the part of the Directors’ Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the Consolidated Financial Statements, Article 4 of the IAS Regulation; and
•	the information given in the Report of the Directors is consistent with the Financial Statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
March 11, 2009

Notes

•	The maintenance and integrity of the Royal Dutch Shell plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
•	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Shell Annual Report and Form 20-F 2008  111

REPORTS OF THE INDEPENDENT AUDITORS

REPORT ON THE ANNUAL REPORT ON FORM 20-F

Report of independent registered public accounting firm

To the Board of Directors and Royal Dutch Shell plc shareholders
In our opinion, the accompanying Consolidated Statement of Income and the related Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements present fairly, in all material respects, the financial position of Royal Dutch Shell plc and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Corporate Governance statement as set out on page 101. Our responsibility is to express opinions on these Financial Statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
London
March 11, 2009

Note that the report set out above is included for the purpose of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2008 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2008.

112  Shell Annual Report and Form 20-F 2008

Shell Annual Report and Form 20-F 2008  113

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME	$ million
	NOTES	2008	2007	2006
Revenue	4	458,361	355,782	318,845
Cost of sales		395,639	296,697	262,989

Gross profit		62,722	59,085	55,856
Selling, distribution and administrative expenses		17,028	16,621	16,616
Exploration		2,049	1,712	1,562
Share of profit of equity-accounted investments	12	7,446	8,234	6,671
Interest and other income	5	910	2,698	1,428
Interest expense	5	1,181	1,108	1,149

Income before taxation		50,820	50,576	44,628
Taxation	19	24,344	18,650	18,317

Income for the period		26,476	31,926	26,311

Income attributable to minority interest		199	595	869

Income attributable to Royal Dutch Shell plc shareholders		26,277	31,331	25,442

All results are from continuing activities.

EARNINGS PER SHARE (See Note 33)	$
	2008	2007	2006
Basic earnings per share	4.27	5.00	3.97
Diluted earnings per share	4.26	4.99	3.95

The Notes on pages 118 to 159 are an integral part of these Consolidated Financial Statements.

114  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	$ million
	NOTES	Dec 31, 2008	Dec 31, 2007
ASSETS
Non-current assets
Intangible assets	10	5,021	5,366
Property, plant and equipment	11	112,038	101,521
Investments:
equity-accounted investments	12	28,327	29,153
financial assets	13	4,065	3,461
Deferred tax	19	3,418	3,253
Pre-paid pension costs	20	6,198	5,559
Other	14	6,764	5,760

		165,831	154,073

Current assets
Inventories	15	19,342	31,503
Accounts receivable	16	82,040	74,238
Cash and cash equivalents	17	15,188	9,656

		116,570	115,397

Total assets		282,401	269,470

LIABILITIES
Non-current liabilities
Debt	18	13,772	12,363
Deferred tax	19	12,518	13,039
Retirement benefit obligations	20	5,469	6,165
Other provisions	21	12,570	13,658
Other	22	3,677	3,893

		48,006	49,118

Current liabilities
Debt	18	9,497	5,736
Accounts payable and accrued liabilities	23	85,091	75,697
Taxes payable	19	8,107	9,733
Retirement benefit obligations	20	383	426
Other provisions	21	2,451	2,792

		105,529	94,384

Total liabilities		153,535	143,502

EQUITY
Ordinary share capital	24	527	536
Treasury shares	26	(1,867)	(2,392)
Other reserves	28	3,178	14,148
Retained earnings		125,447	111,668

Equity attributable to Royal Dutch Shell plc shareholders		127,285	123,960
Minority interest		1,581	2,008

Total equity		128,866	125,968

Total liabilities and equity		282,401	269,470

/s/  Peter Voser
Peter Voser
Chief Financial Officer, for and on behalf of the Board of Directors
March 11, 2009

The Notes on pages 118 to 159 are an integral part of these Consolidated Financial Statements.

Shell Annual Report and Form 20-F 2008  115

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		$ million
	Equity attributable to Royal Dutch Shell plc shareholders
	Ordinary	Treasury	Other
	share capital	shares	reserves	Retained		Minority	Total
	(See Note 24)	(See Note 26[B])	(See Note 28)	earnings	Total	interest	equity
At January 1, 2008	536	(2,392)	14,148	111,668	123,960	2,008	125,968
Currency translation differences	–	–	(11,765)	–	(11,765)	(341)	(12,106)
Unrealised gains/(losses) on securities	–	–	724	–	724	–	724
Unrealised gains/(losses) on cash flow hedges	–	–	(8)	–	(8)	–	(8)

Income/(expense) recognised directly in equity	–	–	(11,049)	–	(11,049)	(341)	(11,390)
Income for the period	–	–	–	26,277	26,277	199	26,476

Total recognised income/(expense) for the period	–	–	(11,049)	26,277	15,228	(142)	15,086
Capital contributions from minority shareholders and other changes in minority interest	–	–	–	58	58	40	98
Dividends paid[A]	–	–	–	(9,516)	(9,516)	(325)	(9,841)
Repurchases of shares	(9)	–	9	(3,082)	(3,082)	–	(3,082)
Treasury shares: net sales/(purchases) and dividends received	–	525	–	–	525	–	525
Share-based compensation	–	–	70	42	112	–	112

At December 31, 2008	527	(1,867)	3,178	125,447	127,285	1,581	128,866

At January 1, 2007	545	(3,316)	8,820	99,677	105,726	9,219	114,945
Currency translation differences	–	–	5,389	–	5,389	28	5,417
Unrealised gains/(losses) on securities	–	–	(340)	–	(340)	(1)	(341)
Unrealised gains/(losses) on cash flow hedges	–	–	(116)	–	(116)	–	(116)

Income/(expense) recognised directly in equity	–	–	4,933	–	4,933	27	4,960
Income for the period	–	–	–	31,331	31,331	595	31,926

Total recognised income/(expense) for the period	–	–	4,933	31,331	36,264	622	36,886
Capital contributions from minority shareholders	–	–	–	–	–	748	748
Transactions with minority shareholders[B]	–	–	–	(5,473)	(5,473)	(8,378)	(13,851)
Dividends paid[A]	–	–	–	(9,001)	(9,001)	(203)	(9,204)
Repurchases of shares	(9)	–	9	(4,866)	(4,866)	–	(4,866)
Treasury shares: net sales/(purchases) and dividends received	–	924	–	–	924	–	924
Share-based compensation	–	–	386	–	386	–	386

At December 31, 2007	536	(2,392)	14,148	111,668	123,960	2,008	125,968

At January 1, 2006	571	(3,809)	3,584	90,578	90,924	7,000	97,924
Currency translation differences	–	–	3,715	–	3,715	31	3,746
Unrealised gains/(losses) on securities	–	–	813	–	813	–	813
Unrealised gains/(losses) on cash flow hedges	–	–	143	–	143	7	150

Income/(expense) recognised directly in equity	–	–	4,671	–	4,671	38	4,709
Income for the period	–	–	–	25,442	25,442	869	26,311

Total recognised income/(expense) for the period	–	–	4,671	25,442	30,113	907	31,020
Capital contributions from minority shareholders	–	–	–	–	–	1,601	1,601
Effect of Unification	–	–	154	–	154	–	154
Dividends paid[A]	–	–	–	(8,142)	(8,142)	(289)	(8,431)
Repurchases of shares	(26)	–	26	(8,201)	(8,201)	–	(8,201)
Treasury shares: net sales/(purchases) and dividends received	–	493	–	–	493	–	493
Share-based compensation	–	–	385	–	385	–	385

At December 31, 2006	545	(3,316)	8,820	99,677	105,726	9,219	114,945

[A]  See Note 29.
[B]  See Note 27.

The Notes on pages 118 to 159 are an integral part of these Consolidated Financial Statements.

116  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS (see Note 30)			$ million
	2008	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES
Income for the period	26,476	31,926	26,311
Adjustment for:
Current taxation	24,452	20,076	17,338
Interest (income)/expense	1,039	550	716
Depreciation, depletion and amortisation	13,656	13,180	12,615
(Gains)/losses on sale of assets	(4,071)	(3,349)	(571)
Decrease/(increase) in net working capital	7,935	(6,206)	(4,052)
Share of profit of equity-accounted investments	(7,446)	(8,234)	(6,671)
Dividends received from equity-accounted investments	9,325	6,955	5,488
Deferred taxation and other provisions	(1,030)	(773)	1,833
Other	(549)	(801)	(266)

Net cash from operating activities (pre-tax)	69,787	53,324	52,741
Taxation paid	(25,869)	(18,863)	(21,045)

Net cash from operating activities	43,918	34,461	31,696

CASH FLOW FROM INVESTING ACTIVITIES
Capital expenditure	(35,065)	(24,576)	(22,922)
Investments in equity-accounted investments	(1,885)	(1,852)	(851)
Proceeds from sale of assets[A]	4,737	8,566	1,611
Proceeds from sale of equity-accounted investments	2,062	1,012	282
Proceeds from sale of/(additions to) financial assets	224	1,055	22
Interest received	1,012	1,225	997

Net cash used in investing activities	(28,915)	(14,570)	(20,861)

CASH FLOW FROM FINANCING ACTIVITIES
Net increase/(decrease) in debt with maturity period within three months	4,161	(455)	75
Other debt:
New borrowings	3,555	4,565	4,263
Repayments	(2,890)	(2,796)	(2,232)
Interest paid	(1,371)	(1,235)	(1,296)
Change in minority interest[A]	40	(6,757)	1,434
Dividends paid to:
Royal Dutch Shell plc shareholders	(9,516)	(9,001)	(8,142)
Minority interest	(325)	(203)	(289)
Repurchases of shares	(3,573)	(4,387)	(8,047)
Treasury shares: net sales/(purchases) and dividends received	525	876	493

Net cash used in financing activities	(9,394)	(19,393)	(13,741)

Currency translation differences relating to cash and cash equivalents	(77)	156	178

Increase/(decrease) in cash and cash equivalents	5,532	654	(2,728)
Cash and cash equivalents at January 1	9,656	9,002	11,730

Cash and cash equivalents at December 31	15,188	9,656	9,002

[A]  See Note 27.

The Notes on pages 118 to 159 are an integral part of these Consolidated Financial Statements.

Shell Annual Report and Form 20-F 2008  117

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1
BASIS OF
PREPARATION

The Consolidated Financial Statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively known as “Shell” or the “Shell group”) have been prepared in accordance with the provisions of the Companies Act 1985, Article 4 of the International Accounting Standards (IAS) Regulation and with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to Shell, there are no material differences with IFRS as issued by the International Accounting Standards Board (IASB), therefore the Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies set out in Note 2 below have been consistently applied in all periods presented. Certain pronouncements have been issued but are not yet required to be adopted; Note 2 discusses any that have been early adopted and any that may have a future impact on these policies but have not yet been adopted.

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

The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 11, 2009.

2
ACCOUNTING
POLICIES
NATURE OF THE CONSOLIDATED FINANCIAL STATEMENTS
The Consolidated Financial Statements are presented in US dollars (dollars) and include the financial statements of the Company and its subsidiaries, which are those companies over which the Company, either directly or indirectly, has control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks.

NATURE OF OPERATIONS AND SEGMENTAL REPORTING
Shell is engaged in all principal aspects of the oil and natural gas industry, and also has interests in chemicals and additional interests in power generation and renewable energy (chiefly in wind and advanced solar energy). Shell conducts its business through six principal business segments, Exploration & Production, Gas & Power, Oil Sands, Oil Products, Chemicals and Corporate. These activities are conducted in more than 100 countries and territories. Segment information is reported in accordance with IFRS 8 Operating Segments, which replaces IAS 14 Segment Reporting. IFRS 8 is not required to be adopted until 2009.

REVENUE RECOGNITION
Revenue from sales of oil, natural gas, chemicals and all other products is recognised at the fair value of consideration received or receivable, after deducting sales taxes, excise duties and similar levies, when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. In Exploration & Production, Gas & Power and Oil Sands this generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism. For sales by refining companies, it is either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms. For wholesale sales of oil products and chemicals it is either at the point of delivery or the point of receipt, depending on contractual conditions.

Revenue resulting from the production of oil and natural gas properties in which Shell has an interest with other producers is recognised on the basis of Shell’s working interest (entitlement method). Gains and losses on derivative contracts and the revenue and costs associated with other contracts that are classified as held for trading purposes are reported on a net basis in the Consolidated Statement of Income. Purchases and sales of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock utilised in Shell’s refinery operations are shown net in the Consolidated Statement of Income. Sales between subsidiaries, as disclosed in the segment information, are based on prices generally equivalent to commercially available prices.

PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
[A] Recognition in the Consolidated Balance Sheet
Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recorded in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see “Provisions”), certain development costs (see “Research and development”) and the effects of associated cash flow hedges (see “Derivative contracts”) as applicable. Accounting for exploration costs is described separately below (see “Exploration costs”). Intangible assets include goodwill, capitalised software costs and trademarks. Interest is capitalised, as an increase in property, plant and equipment, on major capital projects during construction.

Property, plant and equipment and intangible assets are subsequently recognised at cost less accumulated depreciation (including any impairment).

[B] Depreciation, depletion and amortisation
Property, plant and equipment related to hydrocarbon production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned (proven and probable minable reserves in respect of oil sands extraction facilities), except in the case of assets whose useful life is shorter than the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Where individually insignificant, unproved properties may be grouped and amortised based on factors such as the average concession term and past experience of recognising proved reserves. Other property, plant and equipment are generally depreciated on a straight-line basis

118  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 continued

over their estimated useful lives, which is generally 30 years for upgraders, 20 years for refineries and chemical plants and 15 years for retail service station facilities, and major inspection costs are amortised over the estimated period before the next planned major inspection (three to five years). Property, plant and equipment held under finance leases are depreciated over the lease term.

Goodwill is tested for impairment annually. Other intangible assets are amortised on a straight-line basis over their estimated useful lives (for periods up to 40 years).

[C] Impairment
Other than properties with no proved reserves (where the basis for carrying costs in the Consolidated Balance Sheet is explained under “Exploration costs”), the carrying amounts of major property, plant and equipment are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs to sell and value in use, the latter being determined as the amount of estimated risk-adjusted discounted future cash flows. For this purpose, assets are grouped into cash-generating units based on separately identifiable and largely independent cash inflows. Assets classified as held for sale are recognised at the lower of the carrying amount and fair value less cost to sell. No further provision for depreciation is charged on such assets.

Estimates of future cash flows used in the evaluation for impairment of assets related to hydrocarbon production are made using risk assessments on field and reservoir performance and include expectations about proved reserves and unproved volumes, which are then risk-weighted utilising the results from projections of geological, production, recovery and economic factors.

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

ASSOCIATED COMPANIES AND JOINT VENTURES
Investments in companies over which Shell has the right to exercise significant influence but not control are classified as associated companies and are accounted for using the equity method. Under the equity method, the investment is initially recognised at cost and subsequently adjusted for the Shell share of post-acquisition income less dividends received, together with any loans of a long-term investment nature. Shell has joint venture interests in jointly controlled entities and jointly controlled assets. Interests in jointly controlled entities are also recognised using the equity method. Interests in jointly controlled assets are recognised by including the Shell share of assets, liabilities, income and expenses on a line-by-line basis.

INVENTORIES
Inventories are stated at cost to Shell or net realisable value, whichever is lower. Such cost is determined by the first-in first-out (FIFO) method and comprises direct purchase costs, cost of production, transportation and manufacturing and taxes.

DEFERRED TAXATION
Deferred taxation is determined using the liability method of accounting for income taxes based on provisions of enacted or substantively enacted laws at the balance sheet date. Recognition is given to deferred tax assets and liabilities for the expected future tax consequences of events that have been recognised in the Consolidated Financial Statements or in the tax returns (temporary differences); deferred tax is not generally provided on initial recognition of an asset or liability in a transaction that, at the time of the transaction, affects neither accounting nor taxable profit.

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

EMPLOYEE BENEFITS
[A] Employee retirement plans (pensions)
Retirement plans to which employees contribute and many non-contributory plans are generally funded by payments to independent trusts. Where, due to local conditions, a plan is not funded, a provision is made. Valuations of both funded and unfunded plans are carried out annually by independent actuaries.

Shell Annual Report and Form 20-F 2008  119

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 continued

For plans that define the amount of pension benefit to be provided, pension cost primarily represents the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

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

[C] Share-based compensation plans
The fair value of share-based compensation for the Performance Share Plan (the main equity-settled plan) is estimated using a Monte Carlo pricing model and is recognised as an expense from the date of grant over the vesting period with a corresponding increase directly in equity. The periodic change in the fair value of share-based compensation for cash-settled plans (which are those with stock appreciation rights and which is measured by reference to the Company’s share price) is recognised as an expense with a corresponding change in liabilities.

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

FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS
[A] Financial assets
Investments: financial assets
Investments: financial assets comprise equity and debt securities classified on initial recognition as available-for-sale and are carried at fair value, except where their fair value cannot be measured reliably, in which case they are carried at cost, less any impairment. Unrealised holding gains and losses other than impairments are taken directly to equity, except for translation differences arising on foreign currency debt securities which are taken to income. Upon sale or maturity, the net gains and losses are included in income.

Fair value is based on market prices where available, otherwise it is calculated as the net present value of expected future cash flows.

Interest on debt securities is accounted for in income using the effective interest method. Dividends on equity securities are accounted for in income when receivable.

Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand, and bank overdrafts where there is a right of offset, together with commercial paper notes, short-term deposits and treasury bonds that have a maturity of three months or less at date of acquisition.

Receivables
Receivables are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost less any impairment.

Where fair value is not applied subsequent to initial recognition but is required for disclosure purposes, it is based on market prices where available, otherwise it is calculated as the net present value of expected future cash flows.

[B] Financial liabilities
Debt and accounts payable are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost, except for fixed rate debt subject to fair value hedging, which is re-measured for the hedged risk (see “Derivative contracts”).

Interest on debt is accounted for using the effective interest method and, other than interest capitalised, is recognised in income.

Where fair value is not applied subsequent to initial recognition but is required for disclosure purposes, it is based on market prices where available, otherwise it is calculated as the net present value of expected future cash flows.

120  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 continued

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

A change in the fair value of a hedging instrument designated as a fair value hedge is taken to income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative designated as a cash flow hedge is recognised directly in equity until the hedged transaction occurs; any ineffective portion is taken to income. Where the hedged item is a non-financial asset or liability, the amount in equity is transferred to the initial carrying amount of the asset or liability, and for other hedged items the amount in equity is recognised in income when the hedged transaction affects income.

Subsidiaries document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking hedge transactions. The effectiveness of a hedge is also continually assessed and when it ceases, hedge accounting is discontinued.

Gains and losses on derivatives not qualifying and designated as hedges, including forward sale and purchase contracts for commodities in trading operations that may be settled by the physical delivery or receipt of the commodity, are taken to income.

In general, contracts to sell or purchase non-financial items to meet expected own use requirements are not accounted for as financial instruments. However, contracts to sell or purchase commodities that can be net settled or which contain written options are required to be recognised at fair value, which is based on market prices (with gains and losses taken to income).

Derivatives embedded within contracts that are not already required to be recognised at fair value, and which are not closely related to the host contract in terms of economic characteristics and risks, are separated from their host contract and recognised at fair value, which is based on market prices. Associated gains and losses are recognised in income.

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

Provisions for decommissioning and restoration costs, which are primarily in respect of hydrocarbon production facilities, are based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic life of the assets. The liability is recognised (together with a corresponding amount as part of the related property, plant and equipment) once an obligation (whether legal or constructive) crystallises in the period when a reasonable estimate can be made. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are reflected on a prospective basis, including by adjustment to the carrying amount of the related property, plant and equipment.

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

TREASURY SHARES
Shares in the Company held by Shell employee share ownership trusts are not included in assets but, after deducting dividends received, are reflected at cost as a deduction from equity as treasury shares.

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

Shell Annual Report and Form 20-F 2008  121

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 continued

ACQUISITIONS OF MINORITY INTEREST AND DISPOSALS WHILE RETAINING CONTROL
Acquisitions of minority interest in subsidiaries and disposals of shares in subsidiaries while retaining control are accounted for as transactions within equity. The difference between the purchase price/disposal proceeds and the relevant proportion of the minority interest is reported in retained earnings as a movement in the Shell share of equity.

CURRENCY TRANSLATION
The dollar equivalents of exchange gains and losses arising as a result of foreign currency transactions (including those in respect of intercompany balances unless related to transactions of a long-term investment nature) are included in income within interest and other income or within cost of sales where not related to financing.

On consolidation, assets and liabilities of non-dollar subsidiaries are translated to dollars at year-end rates of exchange, while their statements of income and cash flows are translated at quarterly average rates. The resulting translation differences are taken directly to a currency translation differences account within equity. Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are taken to income.

ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
Certain accounting standards and interpretations are in issue that are not required to be adopted until after 2008 and have not been early adopted by Shell. Those pronouncements, which may have a future impact on Shell’s accounting policies above or on the presentation of the Consolidated Financial Statements, are the revised IAS 1 Presentation of Financial Statements issued in September 2007 and not required to be adopted by Shell until 2009, which will require certain changes in presentation, and revised IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements, both issued in January 2008 and not required to be adopted by Shell until 2010, but which will only have an accounting impact for transactions after adoption.

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

ESTIMATION OF OIL AND GAS RESERVES
Oil and gas reserves are key elements in Shell’s investment decision-making process that is focused on generating value. They are also an important factor in testing for impairment. Changes in proved oil and gas reserves will also affect the standardised measure of discounted cash flows and changes in proved oil and gas reserves, particularly proved developed reserves, will affect unit-of-production depreciation charges to income.

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

Changes to Shell’s estimates of proved reserves, particularly proved developed reserves, also affect the amount of depreciation, depletion and amortisation recorded in the Consolidated Financial Statements for property, plant and equipment related to hydrocarbon production activities. These changes can for example be the result of production and revisions of reserves. A reduction in proved developed reserves will increase the rate of depreciation, depletion and amortisation charges (assuming constant production) and reduce income.

122  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 continued

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

Shell’s minable oil sands reserve estimates are based upon a detailed geological assessment including drilling and laboratory testing. They also consider current mine plans, planned operating life and regulatory requirements. The proven plus probable minable oil sands reserves are within the development areas covered by approvals from the Alberta Provincial Government’s Energy Resources Conservation Board. The reserve estimates are based on actual barrels to be shipped for processing at the Scotford Upgrader.

Net proven and probable minable oil sands reserves are defined as reserves after the deduction of royalty obligations to the Alberta Government. Under the Alberta Oil Sands Royalty Regulation 1997, royalties depend on project cash flows. Therefore the calculation of royalties depends on price, production rates, capital costs and operating costs over the life of the development. The price profile for the calculation of royalty barrels is based on the average commodity price taken over the previous three years.

Changes to Shell’s estimates of minable oil sands reserves also affect the amount of depreciation, depletion and amortisation recorded in the Consolidated Financial Statements for property, plant and equipment related to oil sands production activities. These changes can for example be the result of production and revisions of reserves. A reduction in minable oil sands reserves will increase the rate of depreciation, depletion and amortisation charges (assuming constant production) and reduce income.

EXPLORATION COSTS
Capitalised exploration drilling costs more than 12 months old are expensed unless (a) proved reserves are booked, or (b) (i) they have found commercially producible quantities of reserves and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future or other activities are being undertaken to sufficiently progress the assessing of reserves and the economic and operating viability of the project. In making decisions about whether to continue to capitalise exploration drilling costs for a period longer than 12 months, it is necessary to make judgements about the satisfaction of each of these conditions. If there is a change in one of these judgements in a subsequent period, then the related capitalised exploration drilling costs would be expensed in that period, resulting in a charge to income. Information on such costs is given in Note 11.

IMPAIRMENT OF ASSETS
For oil and gas properties with no proved reserves, the capitalisation of exploration costs and the basis for carrying those costs on the balance sheet are explained above. For other properties, the carrying amounts of major property, plant and equipment are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs to sell and value in use determined as the amount of estimated discounted future cash flows. For this purpose, assets are grouped into cash-generating units based on separately identifiable and largely independent cash inflows. Impairments can also occur when decisions are taken to dispose of assets. Impairments, except those relating to goodwill, are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.

Estimates of future cash flows are based on management estimates of future commodity prices, market supply and demand, product margins and, in the case of oil and gas properties, the expected future production volumes. Other factors that can lead to changes in estimates include restructuring plans and variations in regulatory environments. Expected future production volumes, which include both proved reserves as well as volumes that are expected to constitute proved reserves in the future, are used for impairment testing because Shell believes this to be the most appropriate indicator of expected future cash flows, used as a measure of value in use. Estimates of future cash flows are risk-weighted to reflect expected cash flows and are consistent with those used in subsidiaries’ business plans. A discount rate based on Shell’s marginal cost of debt is used in impairment testing. Expected cash flows are then risk-adjusted to reflect specific local circumstances or risks surrounding the cash flows. Shell reviews the discount rate to be applied on an annual basis although it has been stable in recent years. The discount rate applied in 2008 was 6.0%.

Asset impairments or their reversal will impact income, and amounts are given in Note 11.

Shell has a portfolio of assets across a number of business lines and geographic regions. The factors that influence estimated future cash flows from assets also vary depending on the nature of the business activity in which those assets are used and geographical market conditions impacting the businesses in which assets are used. This wide business and geographic spread is such that it is not practicable to determine the likelihood or magnitude of impairments under different sets of assumptions. The assumption on future oil prices tends to be stable because Shell does not consider short-term increases or decreases in prices as being indicative of long-term levels. The

Shell Annual Report and Form 20-F 2008  123

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 continued

future prices used in impairment testing are determined after assessment of drivers; historical analysis, trends and statistical volatility are part of this assessment, as well as analysis of possible future global and regional economic conditions.

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

Deferred tax assets are recognised only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the level of deferred tax assets recognised that can result in a charge or credit in the period in which the change occurs.

Tax provisions are based on enacted or substantively enacted laws. To the extent that these change there would be a charge or credit to income both in the period of change, which would include any impact on cumulative provisions, and in future periods.

Note 19 contains information on tax charges, on the deferred tax assets that are recognised, including periodic movements, and on the losses on which deferred tax is not currently recognised.

EMPLOYEE RETIREMENT PLANS
Retirement plans are provided for regular employees of all major subsidiaries and generally provide defined benefits based on employees’ years of service and average/final pensionable remuneration. The plans are typically structured as separate legal entities managed by trustees.

The amounts reported for Shell’s employee retirement plans are disclosed in Note 20 and are calculated in accordance with IFRS. Under the IFRS methodology adopted by Shell (see Note 2 under “Employee benefits”), volatility in income is reduced as the methodology provides for unexpected changes in the amount of plan assets and benefit obligations (actuarial gains and losses) to be amortised over the average remaining employee work life rather than being immediately recognised in the Consolidated Financial Statements. Shell’s disclosures of the year-end fair values of plan assets and benefit obligations are subject to significant volatility as market values and actuarial assumptions change.

Local trustees manage the pension funds and set the required contributions from subsidiaries based on independent actuarial valuation rather than the IFRS measures.

Pension benefit cost reported by Shell primarily represents the change in actuarial present value of the obligation for benefits based on employee service during the year and the interest on the obligation in respect of employee service in previous years, net of the expected return on plan assets. The calculations are sensitive to changes in the assumptions made regarding future outcomes. Substantial judgement is required in determining the assumptions, which vary for the different plans but are determined under a common process in consultation with independent actuaries and in the light of local conditions. The principal assumptions and their bases are as follows:

•	rates of increase in pensionable salaries: historical outturns and management’s expectation;
•	mortality rates: the latest available standard mortality tables for the individual countries concerned. The assumptions for each country are reviewed each year and are adjusted where necessary to reflect changes in fund experience and actuarial recommendations;
•	discount rates used to convert future cash flows to current values: prevailing long-term AA corporate bond yields, which can be volatile, chosen to match the duration of the relevant obligations;
•	expected rates of return on plan assets: a projection of real long-term bond yields and an equity risk premium, which are combined with local inflation assumptions and applied to the actual asset mix of each plan. The amount of the expected return on plan assets is calculated using the expected rate of return for the year and the fair value of assets at the beginning of the year.

The weighted average values applicable for the principal plans in Shell are given in Note 20, together with information on sensitivities. The assumptions are reviewed annually.

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

Other provisions are recognised in the period when it becomes probable that there will be a future outflow of funds resulting from past operations or events that can be reasonably estimated. The timing of recognition requires the application of judgement to existing facts and circumstances, which can be subject to change.

Estimates of the amounts of provisions recognised are based on current legal and constructive requirements, technology and price levels. Because actual outflows can differ from estimates due to changes in laws, regulations, public expectations, technology, prices and

124  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 3 continued

conditions, and can take place many years in the future, the carrying amounts of provisions are regularly reviewed and adjusted to take account of such changes.

In relation to decommissioning and restoration costs, the estimated interest rate used in discounting the cash flows is reviewed at least annually. The interest rate used to determine the balance sheet obligation at December 31, 2008, was 6.0%.

Information on provisions is given in Note 21.

As further described in Note 31, Shell is subject to claims and actions. The facts and circumstances relating to particular cases are evaluated in determining whether it is more likely than not that there will be a future outflow of funds and, once established, whether a provision relating to a specific litigation is sufficient. Accordingly, significant management judgement relating to contingent liabilities is required since the outcome of litigation is difficult to predict. Notwithstanding the possibility of outcomes outside expected ranges, in recent years Shell’s experience has been that estimates used in determining the appropriate levels of provisions have been materially adequate in anticipating actual outcomes. Actual payments related to litigation during the three years ended December 31, 2008, have not been material to Shell’s financial condition or results of operations.

A change in estimate of a recognised provision would result in a charge or credit to income in the period in which the change occurs (with the exception of decommissioning and restoration costs as described above).

4
REVENUE
Revenue is stated after deducting sales taxes, excise duties and similar levies of $94,118 million (2007: $78,680 million; 2006: $70,929 million).

5
INTEREST AND
OTHER INCOME AND
INTEREST EXPENSE
[A] INTEREST AND OTHER INCOME

	$ million
	2008	2007	2006
Interest income	1,012	1,225	997
Dividend income	495	211	220
Other income	(597)	1,262	211

Total	910	2,698	1,428

Included in other income are net foreign exchange losses on financing activities of $699 million (2007: $154 million gains; 2006: $80 million gains) and, in 2007, gains on securities reclassified from equity of $952 million following the sale of available-for-sale financial assets. Other net foreign exchange losses of $612 million (2007: $291 million gains; 2006: $89 million gains) are included in cost of sales.

[B] INTEREST EXPENSE

	$ million
	2008	2007	2006
Interest incurred	1,371	1,235	1,296
Accretion expense (see Note 21)	680	540	417
Less: interest capitalised	(870)	(667)	(564)

Total	1,181	1,108	1,149

The interest rate applied in determining the amount of interest capitalised in 2008 was 5.0% (2007: 5.0%; 2006: 4.0%).

6
EMPLOYEES,
DIRECTORS
AND SENIOR
MANAGEMENT
[A] EMPLOYEE COSTS

	$ million
	2008	2007	2006
Remuneration	10,581	10,021	8,827
Social law taxes	890	854	712
Retirement benefits (see Note 20)	(302)	98	743
Share-based compensation (see Note 26)	241	589	462

Total	11,410	11,562	10,744

In addition to the above costs, there were redundancy costs of $85 million (2007: $397 million; 2006: $66 million).

Shell Annual Report and Form 20-F 2008  125

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6 continued

[B] AVERAGE EMPLOYEE NUMBERS BY SEGMENT

	thousands
	2008	2007	2006
Exploration & Production	18	18	18
Gas & Power	3	3	3
Oil Sands	1	1	1
Oil Products	58	63	67
Chemicals	6	6	6
Corporate	16	13	13

Total	102	104	108

[C] REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

	$ million
	2008	2007	2006
Short-term benefits[A]	32.6	27.6	15.9
Retirement benefits	3.0	3.1	2.1
Other long-term benefits[B]	7.0	5.3	4.1
Share-based compensation[C]	16.9	18.0	12.5
Realised gains on exercise of share options	1.7	3.5	1.5

[A]	In addition to salaries and fees, this includes annual bonuses (shown in the related performance year and not in the following year in which they are paid), cash benefits, car benefits and other benefits.
[B]	The annual bonuses deferred under the Deferred Bonus Plan and realised gains on Deferred Bonus Plan.
[C]	Cost to Shell of Directors and Senior Management participation in share-based compensation plans.

There were five members of Senior Management in 2008 (2007: five; 2006: one).

7
RESEARCH AND
DEVELOPMENT
In 2008, $1,266 million (2007: $1,201 million; 2006: $885 million) was charged to cost of sales in respect of research and development costs.

8
DEPRECIATION,
DEPLETION AND
AMORTISATION
Depreciation, depletion and amortisation charges are included within the following expenses in the Consolidated Statement of Income:

	$ million
	2008	2007	2006
Cost of sales	12,082	11,898	11,275
Selling, distribution and administrative expenses	1,167	1,189	1,176
Exploration	407	93	164

Total	13,656	13,180	12,615

126  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9
SEGMENT
INFORMATION
[A] INFORMATION BY BUSINESS SEGMENT

2008	$ million
	Exploration &	Gas &	Oil	Oil
	Production	Power	Sands	Products	Chemicals	Corporate	Total
Revenue
Third party	20,841	24,576	558	368,853	43,494	39	458,361
Inter-segment	45,331	1,214	3,210	3,750	5,591	–
Share of profit of equity-accounted investments	4,970	2,541	–	(220)	247	(92)	7,446
Interest and other income	63	489	–	11	2	345	910
Interest expense	(577)	(4)	(5)	(86)	(7)	(502)	(1,181)
Taxation	(24,541)	(299)	(312)	(45)	350	503	(24,344)
Income/(loss) for the period	20,235	5,328	941	446	(405)	(69)	26,476

Depreciation, depletion and amortisation charge	9,336	397	173	2,686	888	176	13,656
of which:
Impairment losses	203	67	–	368	298	–	936
Impairment reversals	–	–	–	1	49	–	50
Total assets at December 31	86,709	57,931	8,597	94,363	15,428	19,373	282,401
Equity-accounted investments at December 31	11,764	6,012	–	8,081	2,403	67	28,327
Capital expenditure	21,932	3,902	3,124	3,828	2,085	241	35,112

2007	$ million
	Exploration &	Gas &	Oil	Oil
	Production	Power	Sands	Products	Chemicals	Corporate	Total
Revenue
Third party	14,963	15,982	1,069	282,665	41,046	57	355,782
Inter-segment	38,345	1,056	1,785	3,407	4,865	–
Share of profit of equity-accounted investments	3,583	1,852	–	2,221	694	(116)	8,234
Interest and other income	73	743	(1)	71	(11)	1,823	2,698
Interest expense	(463)	(4)	(4)	(58)	(10)	(569)	(1,108)
Taxation	(15,372)	(197)	(124)	(3,113)	(396)	552	(18,650)
Income for the period	14,686	2,781	582	10,439	2,051	1,387	31,926

Depreciation, depletion and amortisation charge	9,432	315	166	2,440	666	161	13,180
of which:
Impairment losses	575	–	–	126	47	(3)	745
Impairment reversals	120	–	–	5	–	–	125
Total assets at December 31	78,184	40,432	7,388	113,158	17,692	12,616	269,470
Equity-accounted investments at December 31	11,017	6,155	–	9,296	2,618	67	29,153
Capital expenditure	13,723	2,951	1,931	3,671	1,415	414	24,105

2006	$ million
	Exploration &	Gas &	Oil	Oil
	Production	Power	Sands	Products	Chemicals	Corporate	Total
Revenue
Third party	16,750	16,035	1,159	248,581	36,306	14	318,845
Inter-segment	35,796	1,303	1,340	2,728	4,444	–
Share of profit of equity-accounted investments	3,075	1,509	–	1,712	494	(119)	6,671
Interest and other income	31	235	1	59	(2)	1,104	1,428
Interest expense	(347)	(5)	(2)	(52)	(11)	(732)	(1,149)
Taxation	(16,817)	(299)	(123)	(1,972)	(119)	1,013	(18,317)
Income for the period	14,544	2,633	651	7,125	1,064	294	26,311

Depreciation, depletion and amortisation charge	8,836	284	172	2,580	668	75	12,615
of which:
Impairment losses	1	(6)	–	140	66	11	212
Impairment reversals	–	–	–	5	–	–	5
Total assets at December 31	76,264	43,474	4,920	84,783	15,229	10,606	235,276
Equity-accounted investments at December 31	6,595	4,315	–	7,242	2,454	134	20,740
Capital expenditure	15,773	2,009	865	3,363	821	265	23,096

Shell Annual Report and Form 20-F 2008  127

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 9 continued

[B] INFORMATION BY GEOGRAPHICAL AREA

2008	$ million
			Other	Rest of
	Europe	USA	Americas	the world	Total
Third-party revenue	196,968	100,818	39,686	120,889	458,361
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	30,929	29,821	28,513	56,123	145,386

2007	$ million
			Other	Rest of
	Europe	USA	Americas	the world	Total
Third-party revenue	148,465	87,548	29,628	90,141	355,782
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	36,673	27,606	21,850	49,911	136,040

2006	$ million
			Other	Rest of
	Europe	USA	Americas	the world	Total
Third party revenue	136,307	80,974	24,666	76,898	318,845
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	33,537	26,297	16,535	50,167	126,536

10
INTANGIBLE ASSETS

2008	$ million
	Goodwill	Other	Total
Cost
At January 1	3,181	4,299	7,480
Capital expenditure	349	296	645
Sales, retirements and other movements	(37)	(117)	(154)
Currency translation differences	(182)	(418)	(600)

At December 31	3,311	4,060	7,371

Depreciation, depletion and amortisation
At January 1	18	2,096	2,114
Charge for the year	311	270	581
Sales, retirements and other movements	–	(160)	(160)
Currency translation differences	–	(185)	(185)

At December 31	329	2,021	2,350

Net book amount at December 31	2,982	2,039	5,021

2007	$ million
	Goodwill	Other	Total
Cost
At January 1	2,953	3,641	6,594
Capital expenditure	8	374	382
Sales, retirements and other movements	125	128	253
Currency translation differences	95	156	251

At December 31	3,181	4,299	7,480

Depreciation, depletion and amortisation
At January 1	20	1,766	1,786
Charge for the year	2	320	322
Sales, retirements and other movements	(4)	(72)	(76)
Currency translation differences	–	82	82

At December 31	18	2,096	2,114

Net book amount at December 31	3,163	2,203	5,366

128  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 continued

The goodwill impairment charge in 2008 of $311 million relates primarily to Pennzoil-Quaker State, a lubricants business in the Oil Products segment.

The recoverable amounts of the cash-generating units to which goodwill is allocated are determined at least annually by reference to their values in use. Cash flow projections used in value-in-use estimates are based on past experience and future expectations of volumes, margins and costs for an initial five-year period, as approved by management, and extrapolated for a further 15 years based on average long-term growth rates for the sector, which in the case of lubricants is assumed to be equal to the average expected inflation rate for the USA (2.3% per annum). Projections are adjusted for a variety of risks, in particular volume and margin deterioration, and discounted to their net present value using a nominal pre-tax discount rate of 6.0%.

11
PROPERTY, PLANT AND EQUIPMENT

2008	$ million
	Oil and gas	Manufacturing	Transportation	Marketing
	properties	and processing	and storage	and other	Total
Cost
At January 1	150,740	48,473	5,123	30,942	235,278
Capital expenditure	28,235	4,114	76	2,042	34,467
Sales, retirements and other movements	(3,904)	(4,425)	(337)	(1,862)	(10,528)
Currency translation differences	(18,996)	(3,421)	(399)	(3,089)	(25,905)

At December 31	156,075	44,741	4,463	28,033	233,312

Depreciation, depletion and amortisation
At January 1	86,014	28,398	2,431	16,913	133,756
Charge for the year	9,567	2,042	95	1,371	13,075
Sales, retirements and other movements	(5,654)	(3,858)	(202)	(1,072)	(10,786)
Currency translation differences	(10,816)	(2,097)	(260)	(1,598)	(14,771)

At December 31	79,111	24,485	2,064	15,614	121,274

Net book amount at December 31	76,964	20,256	2,399	12,419	112,038

2007	$ million
	Oil and gas	Manufacturing	Transportation	Marketing
	properties	and processing	and storage	and other	Total
Cost
At January 1	141,652	44,257	5,028	28,239	219,176
Capital expenditure	18,160	3,140	104	2,319	23,723
Sales, retirements and other movements	(16,334)	(2,111)	(251)	(2,162)	(20,858)
Currency translation differences	7,262	3,187	242	2,546	13,237

At December 31	150,740	48,473	5,123	30,942	235,278

Depreciation, depletion and amortisation
At January 1	74,434	25,798	2,156	15,800	118,188
Charge for the year	9,653	1,761	210	1,234	12,858
Sales, retirements and other movements	(1,516)	(1,139)	(94)	(1,572)	(4,321)
Currency translation differences	3,444	1,978	158	1,452	7,032

At December 31	86,015	28,398	2,430	16,914	133,757

Net book amount at December 31	64,725	20,075	2,693	14,028	101,521

The net book amount at December 31, 2008, includes $34,395 million (2007: $23,035 million) of assets in the course of construction.

Oil and gas properties at December 31, 2008, include rights and concessions of $19,495 million (2007: $13,486 million).

The minimum contractual commitments for capital expenditure at December 31, 2008, amounted to $5.3 billion (2007: $8.4 billion).

Shell acquired 100% of the equity of Duvernay Oil Corp. (Duvernay) on August 26, 2008 for a total consideration of $5,013 million, plus the assumption of debt of $528 million. Duvernay undertakes oil and gas exploration and production activities in Canada and is in the Exploration and Production segment. Duvernay’s assets comprise primarily oil and gas properties and, as a result of the acquisition, property, plant and equipment increased by $6,925 million. Goodwill of $330 million (see Note 10) and deferred tax of $1,563 million (see Note 19) and sundry other assets and liabilities were also recognised following the acquisition. The amounts of assets and liabilities recognised are provisional.

Sales, retirements and other movements (net) in 2007 include $15.7 billion as a result of the divestment of half of the interest in Sakhalin II (see Note 27).

Oil and gas properties comprise Exploration & Production, Gas & Power and Oil Sands activities.

Shell Annual Report and Form 20-F 2008  129

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 continued

The depreciation, depletion and amortisation charge for the year includes:

2008	$ million
	Oil and gas	Manufacturing	Transportation	Marketing
	properties	and processing	and storage	and other	Total
Impairment losses	202	353	69	–	624
Impairment reversals	–	49	–	1	50

2007	$ million
	Oil and gas	Manufacturing	Transportation	Marketing
	properties	and processing	and storage	and other	Total
Impairment losses	577	142	–	22	741
Impairment reversals	117	4	–	3	124

2006	$ million
	Oil and gas	Manufacturing	Transportation	Marketing
	properties	and processing	and storage	and other	Total
Impairment losses	3	145	4	57	209
Impairment reversals	3	–	–	2	5

The net book amount at December 31 includes assets held under finance leases of:

2008	$ million
	Oil and gas	Manufacturing	Transportation	Marketing
	properties	and processing	and storage	and other	Total
Cost	3,541	340	169	660	4,710
Depreciation, depletion and amortisation	1,298	112	28	240	1,678

Net book amount	2,243	228	141	420	3,032

2007	$ million
	Oil and gas	Manufacturing	Transportation	Marketing
	properties	and processing	and storage	and other	Total
Cost	3,388	300	336	632	4,656
Depreciation, depletion and amortisation	1,375	91	45	223	1,734

Net book amount	2,013	209	291	409	2,922

Exploration and evaluation assets, which mainly comprise unproved properties (rights and concessions) and capitalised exploration drilling costs, included within the amounts shown above for oil and gas properties are as follows:

	$ million
	2008	2007
Cost
At January 1	11,480	8,963
Capital expenditure	9,293	2,947
Sales, retirements, currency translation differences and other movements	(2,287)	(430)

At December 31	18,486	11,480

Depreciation, depletion and amortisation
At January 1	1,678	1,633
Charge for the year	430	97
Sales, retirements, currency translation differences and other movements	(632)	(52)

At December 31	1,476	1,678

Net book amount at December 31	17,010	9,802

130  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 continued

Capitalised exploration drilling costs are as follows:

CAPITALISED EXPLORATION DRILLING COSTS	$ million
	2008	2007
At January 1	2,500	1,708
Capital expenditure (additions pending determination of proved reserves)	1,808	1,606
Amounts charged to expense	(190)	(222)
Reclassifications to productive wells on determination of proved reserves	(624)	(593)
Other movements, including acquisitions, disposals and currency translation differences	(247)	1

At December 31	3,247	2,500

Exploration drilling costs capitalised for periods greater than one year and representing 156 wells amounted to $1,499 million at December 31, 2008. Information by year of expenditure is as follows:

	$ million	Number of wells
2000	21	1
2001	20	2
2002	65	6
2003	82	5
2004	81	7
2005	206	15
2006	358	52
2007	666	68

Total	1,499	156

These costs remain capitalised for more than one year because, for the related projects, either (a) firm exploration/exploratory appraisal wells were executed in 2008 and/or are planned in the near future, and/or (b) firm development activities are being progressed with a final investment decision expected in the near future.

12
ASSOCIATED
COMPANIES AND
JOINT VENTURES
[A] INFORMATION ON THE SHELL SHARE OF INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

								$ million
	2008			2007			2006
		Jointly			Jointly			Jointly
	Associated	controlled		Associated	controlled		Associated	controlled
	companies	entities	Total	companies	entities	Total	companies	entities	Total
Revenue	31,843	52,571	84,414	26,638	43,971	70,609	25,532	36,201	61,733
Cost of sales	26,317	41,585	67,902	22,047	31,508	53,555	22,127	23,760	45,887

Gross profit	5,526	10,986	16,512	4,591	12,463	17,054	3,405	12,441	15,846
Other expenses (including taxation)	2,532	6,534	9,066	2,106	6,714	8,820	1,460	7,715	9,175

Income for the period	2,994	4,452	7,446	2,485	5,749	8,234	1,945	4,726	6,671

	$ million
	Dec 31, 2008			Dec 31, 2007
		Jointly			Jointly
	Associated	controlled		Associated	controlled
	companies	entities	Total	companies	entities	Total
Current assets	6,408	8,185	14,593	4,904	11,504	16,408
Non-current assets	24,137	18,462	42,599	22,141	17,375	39,516

Total assets	30,545	26,647	57,192	27,045	28,879	55,924

Current liabilities	6,525	6,334	12,859	4,866	6,541	11,407
Non-current liabilities	9,470	6,536	16,006	7,230	8,134	15,364

Total liabilities	15,995	12,870	28,865	12,096	14,675	26,771

Total assets less total liabilities	14,550	13,777	28,327	14,949	14,204	29,153

Shares	13,102	13,764	26,866	13,558	14,189	27,747
Loans (of a long-term investment nature)	1,448	13	1,461	1,391	15	1,406

Shell Annual Report and Form 20-F 2008  131

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 continued

Income for 2008 for jointly controlled entities included gains of $1,395 million from the disposal of certain operations in Germany.

Investments in associated companies increased by $3.7 billion during 2007 as a result of the divestment of half of Shell’s interest in Sakhalin II and the resulting change in classification to an associated company (see Note 27).

At December 31, 2008, Shell had capital commitments of $6.0 billion (2007: $5.5 billion; 2006: $5.4 billion) in respect of its joint ventures.

[B] SHELL’S MAJOR INVESTMENTS IN ASSOCIATED COMPANIES AND JOINT VENTURES

	December 31, 2008
					Fair value[B]
Segment	Name	Description	Country of incorporation	Shell interest[A]	($ million)
Exploration & Production
	Aera	Jointly controlled entity	USA	52%
	Brunei Shell	Jointly controlled entity	Brunei	50%
	NAM	Jointly controlled entity	The Netherlands	50%
	Sakhalin Energy	Associated company	Bermuda	28%
	Woodside	Associated company	Australia	34%	6,088

Gas & Power
	Brunei LNG	Associated company	Brunei	25%
	Nigeria LNG	Associated company	Nigeria	26%
	Oman LNG	Associated company	Oman	30%
	Qatargas 4 LNG	Associated company	Qatar	30%

Oil Products
	Deer Park	Jointly controlled entity	USA	50%
	Motiva	Jointly controlled entity	USA	50%
	Saudi Arabia Refinery	Jointly controlled entity	Saudi Arabia	50%
	Showa Shell	Associated company	Japan	35%	1,280

Chemicals
	CNOOC and Shell Petrochemicals (Nanhai)	Jointly controlled entity	China	50%
	Infineum	Jointly controlled entity	The Netherlands	50%
	Saudi Petrochemical	Jointly controlled entity	Saudi Arabia	50%

[A]	To the nearest whole number.
[B]	This represents the unit share price on December 31, 2008, multiplied by the number of shares held by subsidiaries, for those associated companies for which there are published price quotations.

All shareholdings in the above entities are in ordinary shares or the equivalent.

Although Shell has a 52% investment in Aera, the governing agreements and constitutive documents for this entity do not allow Shell to control this entity as voting control is either split 50:50 between the shareholders or requires unanimous approval of the shareholders or their representatives. Consequently this entity has not been consolidated.

Subsidiaries have other major Exploration & Production and Oil Sands joint venture activities that operate as jointly controlled assets.

[C] TRANSACTIONS BETWEEN SUBSIDIARIES AND EQUITY-ACCOUNTED INVESTMENTS
Transactions between subsidiaries and equity-accounted investments mainly comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

	$ million
	2008	2007	2006
Charges to equity-accounted investments	40,401	30,974	25,815
Charges from equity-accounted investments	41,151	28,244	21,820

Balances outstanding at December 31, 2008, and 2007 in respect of the above transactions are shown in Notes 16 and 23.

Guarantees issued by subsidiaries in respect of equity-accounted investments were $2.6 billion at December 31, 2008, (2007: $0.6 billion), mainly relating to project finance debt.

132  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13
INVESTMENTS:
FINANCIAL
ASSETS
Investments: financial assets comprise available-for-sale equity securities of $3,149 million (2007: $2,526 million) and debt securities of $916 million (2007: $935 million). Equity securities comprise primarily Shell’s 15% interests in each of the Malaysia LNG Dua Sendirian Berhad and Malaysia LNG Tiga Sendirian Berhad projects. Debt securities comprise a portfolio required to be held by Shell’s insurance companies as security for their activities.

Included in equity securities are unquoted securities of $93 million (2007: $96 million), the fair value of which cannot be measured reliably and which are therefore carried at cost, less any impairment.

Of the debt securities at December 31, 2008, $137 million (2007: $117 million) mature within one year, $331 million (2007: $400 million) between one year and five years, and $448 million (2007: $418 million) after five years.

14
OTHER
NON-CURRENT
ASSETS

		$ million
	Dec 31, 2008	Dec 31, 2007
Loans to equity-accounted investments	1,545	1,366
Prepayments and deferred charges	1,649	1,620
Derivative contracts (see Note 25)	901	729
Other	2,669	2,045

Total	6,764	5,760

The fair value of financial assets included above approximates the carrying amount.

Other at December 31, 2008, includes $692 million (2007: $312 million) relating to pre-funding arrangements within jointly controlled assets.

15
INVENTORIES

		$ million
	Dec 31, 2008	Dec 31, 2007
Oil and chemicals	18,160	30,106
Materials	1,182	1,397

Total	19,342	31,503

The cost of inventories recognised as expense and included in cost of sales amounted to $356,917 million (2007: $260,977 million; 2006: $229,548 million), which included net write-downs/(reversals) of $1,770 million (2007: ($261) million; 2006: $229 million).

16
ACCOUNTS
RECEIVABLE

		$ million
	Dec 31, 2008	Dec 31, 2007
Trade receivables	30,813	42,308
Derivative contracts (see Note 25)	39,722	19,276
Amounts owed by equity-accounted investments	1,805	3,145
Prepayments and deferred charges	4,178	3,188
Other	5,522	6,321

Total	82,040	74,238

The fair value of financial assets included above approximates the carrying amount.

Provisions for impairments deducted from accounts receivable amounted to $675 million at December 31, 2008 (2007: $666 million).

Shell Annual Report and Form 20-F 2008  133

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 continued

The ageing of trade receivables at December 31 is as follows:

		$ million
	2008	2007
Not overdue	26,173	37,613
Overdue 1-30 days	2,423	2,994
Overdue 31-60 days	670	455
Overdue 61-90 days	468	174
Overdue 91-180 days	588	682
Overdue more than 180 days	491	390

Total	30,813	42,308

Information about credit risk is provided in Note 25.

17
CASH AND CASH
EQUIVALENTS

		$ million
	Dec 31, 2008	Dec 31, 2007
Cash at bank and in hand	15,144	9,430
Cash equivalents	44	226

Total	15,188	9,656

Included in cash and cash equivalents at December 31, 2008 are amounts totalling $367 million (2007: $607 million) that are subject to currency controls and other legal restrictions.

18
DEBT AND LEASE
ARRANGEMENTS
[A] DEBT

	$ million
	Dec 31, 2008			Dec 31, 2007
	Debt			Debt
	(excluding			(excluding
	finance			finance
	lease	Finance lease		lease	Finance lease
	obligations)	obligations	Total	obligations)	obligations	Total
Short-term debt	7,879	–	7,879	3,292	–	3,292
Long-term debt due within one year	1,314	304	1,618	2,290	154	2,444

Current debt	9,193	304	9,497	5,582	154	5,736
Non-current debt	10,061	3,711	13,772	8,533	3,830	12,363

Total	19,254	4,015	23,269	14,115	3,984	18,099

The fair value of debt approximates the carrying amount.

As at December 31, 2008, debt centrally financed and underwritten by guarantees issued by the Company amounted to $16,200 million, with the remainder raised by subsidiaries with no recourse beyond the immediate borrower and/or the local assets.

Shell has access to international debt capital markets via two commercial paper programmes (CP programmes), a euro medium-term note programme (EMTN programme) and a US universal shelf registration (US shelf registration). The CP programmes are supported by $2,500 million committed bank facilities. The principal arrangements and undrawn facilities are summarised below:

December 31, 2008	$ million
Amounts
undrawn
CP programmes, totalling $20,000 million, with maturities not exceeding 397 days	13,675
EMTN programme, totalling $15,000 million	9,976
US shelf registration, unrestricted	n/a
Committed bank facilities of $2,500 million	2,500

The EMTN programme is updated annually, most recently in August 2008.

The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration is updated every three years and at the last update in November 2008 was upgraded to unrestricted, reflecting Shell’s status as a “well-known seasoned issuer”.

134  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 18 continued

The committed bank facilities are available on same-day terms, at pre-agreed margins and are due to expire in 2012. The terms and availability are not conditional on Shell’s financial ratios or its financial credit ratings.

In addition, at December 31, 2008, Shell subsidiaries have access to short-term bank facilities totalling $3,175 million.

[B] DEBT (EXCLUDING FINANCE LEASE OBLIGATIONS)
In accordance with risk management policy, subsidiaries have entered into interest rate swaps against certain of the fixed rate debt due to mature after more than one year, affecting the effective interest rate on these balances (see Note 25).

The following tables compare contractual cash flows for debt (excluding finance lease obligations) owed by subsidiaries at December 31, by year of maturity, with the carrying amount in the Consolidated Balance Sheet. The carrying amount reflects the effects of discounting, premiums and fair value adjustments where hedging is applied.

2008	$ million, except where otherwise indicated
	Contractual repayments (excluding interest)							Difference
						2014 and		from carrying	Carrying
	2009	2010	2011	2012	2013	after	Total	amount	amount
Fixed rate dollar debt	6,821	506	1,001	503	1	3,539	12,371	290	12,661
Average interest rate	2.6%	5.2%	5.6%	5.0%	7.3%	5.4%
Variable rate dollar debt	521	156	5	–	–	122	804	–	804
Average interest rate	1.8%	3.8%	6.3%	–	–	0.0%
Fixed rate European debt	568	1,146	285	–	–	2,117	4,116	197	4,313
Average interest rate	2.9%	4.8%	2.0%	–	–	4.6%
Variable rate European debt	237	–	–	–	–	–	237	–	237
Average interest rate	3.1%	–	–	–	–	–
Other fixed rate debt	426	–	2	–	1	–	429	–	429
Average interest rate	18.4%	–	11.7%	–	12.4%	–
Other variable rate debt	620	33	143	14	–	–	810	–	810
Average interest rate	9.4%	11.5%	7.8%	4.8%	–	–

Total	9,193	1,841	1,436	517	2	5,778	18,767	487	19,254

The table above excludes interest estimated to be $827 million in 2009, $480 million in 2010, $389 million in 2011, $316 million in 2012, $290 million in 2013 and $290 million in 2014 and after (assuming interest rates with respect to variable rate debt remain constant and there is no change in aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table).

Fixed rate European debt expected to mature in 2009 includes $493 million of euro debt with an average interest rate of 3.3%. Fixed rate European debt expected to mature in 2010 includes $722 million of sterling debt with an average interest rate of 5.3% and $423 million of euro debt with an average interest rate of 4.0%. Fixed rate European debt expected to mature in 2011 includes $284 million of Swiss franc debt with an average interest rate of 2.0%. Fixed rate European debt expected to mature in 2014 and after includes $2,114 million of euro debt with an average interest rate of 4.6%. Other variable rate debt expected to mature in 2009 includes $263 million of Philippine peso debt with an average interest rate of 8.2%.

2007	$ million, except where otherwise indicated
	Contractual repayments (excluding interest)							Difference
						2013 and		from carrying	Carrying
	2008	2009	2010	2011	2012	after	Total	amount	amount
Fixed rate dollar debt	1,024	512	501	1,001	503	795	4,336	124	4,460
Average interest rate	5.2%	4.9%	5.1%	5.6%	5.0%	5.3%
Variable rate dollar debt	416	16	150	5	4	123	714	–	714
Average interest rate	5.1%	8.4%	6.0%	8.4%	11.0%	0.0%
Fixed rate European debt	485	516	1,440	267	1	2,210	4,919	92	5,011
Average interest rate	3.0%	3.3%	4.9%	2.0%	4.2%	4.6%
Variable rate European debt	1,737	–	–	–	–	–	1,737	–	1,737
Average interest rate	5.3%	–	–	–	–	–
Other fixed rate debt	614	–	2	–	–	1	617	–	617
Average interest rate	9.6%	–	8.4%	–	–	6.7%
Other variable rate debt	1,306	146	91	15	18	–	1,576	–	1,576
Average interest rate	8.3%	2.8%	6.4%	10.5%	5.0%	–

Total	5,582	1,190	2,184	1,288	526	3,129	13,899	216	14,115

The table above excludes interest estimated to be $740 million in 2008, $392 million in 2009, $345 million in 2010, $234 million in 2011, $171 million in 2012 and $144 million in 2013 and after (assuming interest rates with respect to variable rate debt remain constant and there is no change in aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table).

Shell Annual Report and Form 20-F 2008  135

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 18 continued

The weighted average interest rate on short-term debt excluding the short-term portion of long-term debt at December 31, 2008, was 4% (2007: 7%).

[C] LEASE ARRANGEMENTS
The future minimum lease payments for finance and operating leases and the present value of minimum finance lease payments at December 31, by maturity date are as follows:

2008	$ million
	Total future		Present value of	Total future
	minimum finance		minimum finance	minimum operating
	lease payments	Interest	lease payments	lease payments
2009	608	304	304	4,648
2010 – 2013	2,008	1,094	914	9,905
2014 and after	4,076	1,279	2,797	4,712

Total	6,692	2,677	4,015	19,265

2007	$ million
	Total future		Present value of	Total future
	minimum finance		minimum finance	minimum operating
	lease payments	Interest	lease payments	lease payments
2008	458	304	154	3,737
2009 – 2012	1,860	1,059	801	8,972
2013 and after	4,632	1,603	3,029	4,435

Total	6,950	2,966	3,984	17,144

Future minimum lease payments are stated before deduction of expected rental income from non-cancellable sub-leases of $53 million (2007: $14 million) in respect of finance leases and $397 million (2007: $350 million) in respect of operating leases.

Operating lease expenses were as follows:

	$ million
	2008	2007	2006
Minimum lease payments	3,339	3,091	2,571
Contingent rentals	68	63	59
Sub-lease income	(161)	(138)	(132)

Total	3,246	3,016	2,498

Finance lease obligations include obligations under certain power generation contracts (“tolling agreements”). The present value of the future minimum finance lease payments under these contracts is $2,513 million at December 31, 2008 (2007: $2,704 million), of which $403 million (2007: $516 million) is denominated in Canadian dollars and the remainder in dollars. The carrying amount of related assets, which are recognised as property, plant and equipment, is $1,609 million at December 31, 2008, (2007: $1,720 million). The leases mature between 2021 and 2024 and the average interest rate for 2008 was 8.0% (2007: 8.2%).

[D] GEARING
Under its financial framework, after fulfilling its debt servicing obligations, Shell prioritises dividends to shareholders and the funding of investment and growth.

The numerator and denominator in the adjusted gearing calculation used by Shell are calculated by adding to reported debt and equity those obligations for operating leases and under-funded retirement benefits which it believes to be in the nature of incremental debt, and deducting cash and cash equivalents held in excess of amounts required for operational purposes.

Dependent upon Shell’s view of market conditions and other factors, including the current adjusted gearing level, Shell may undertake incremental capital investment or return capital to shareholders through share buybacks.

136  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 18 continued

The gearing ratios at December 31 were as follows:

$ million, except where otherwise indicated
	2008	2007
Non-current debt	13,772	12,363
Current debt	9,497	5,736

Total debt	23,269	18,099
Cash and cash equivalents	15,188	9,656

Net debt	8,081	8,443

Total equity	128,866	125,968
Total capital	136,947	134,411

Balance sheet gearing ratio (net debt as percentage of total capital)	5.9%	6.3%

Adjusted net debt:
Net debt	8,081	8,443
Net present value of operating lease obligations[A]	16,445	14,387
Under-funded retirement benefit obligations[B]	11,834	–
Cash for operational requirements[C]	2,300	2,300

	38,660	25,130
Total equity	128,866	125,968
Total adjusted capital	167,526	151,098

Adjusted gearing ratio (adjusted net debt as percentage of total adjusted capital)	23.1%	16.6%

[A]	Total future minimum operating lease payments at December 31 (see Note 18[C]) discounted at 5.0% in 2008 and 2007.
[B]	Defined as that portion of the pension and other retirement benefit obligations ($8,340 million and $3,494 million respectively) that exceeds the related assets (see Note 20).
[C]	Includes cash in transit and restricted cash balances held locally.

19
TAXATION

[A] TAXATION CHARGE FOR THE PERIOD

	$ million
	2008	2007	2006
Charge in respect of current period	24,841	19,960	17,548
Adjustment in respect of prior periods	(389)	116	(210)

Current taxation	24,452	20,076	17,338

Relating to the origination and reversal of temporary differences	(342)	(717)	913
Relating to changes in tax rates	96	(746)	(50)
Adjustment in respect of prior periods	138	37	116

Deferred taxation	(108)	(1,426)	979

Taxation charge	24,344	18,650	18,317

Reconciliations of the expected tax charge to the actual tax charge are as follows:

	$ million
	2008	2007	2006
Income before taxation	50,820	50,576	44,628
Less: Share of profit of equity-accounted investments	(7,446)	(8,234)	(6,671)

Income before taxation and share of profit from equity-accounted investments	43,374	42,342	37,957
Applicable tax charge at statutory tax rates	23,673	20,323	19,219
Adjustment in respect of prior periods	(251)	153	(94)
Recognition of previously unrecognised/derecognition of previously recognised tax losses	32	(116)	(205)
Income not subject to tax	(1,568)	(1,994)	(1,098)
Expenses not deductible for tax purposes	2,461	1,602	1,037
Taxable items deductible not expensed	(658)	(768)	(1,006)
Taxable income not recognised	498	321	255
Other reconciling items, including amounts relating to changes in tax rate	157	(871)	209

Taxation charge	24,344	18,650	18,317

The weighted average of statutory tax rates was 54.6% in 2008 (2007: 48.0%; 2006: 50.6%). The increase from 2007 to 2008 was due to a higher proportion of income arising in the Exploration & Production segment, which is subject to higher tax rates than other

Shell Annual Report and Form 20-F 2008  137

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 19 continued

segments. The decrease from 2006 to 2007 was due to a lower proportion of income arising in the Exploration & Production segment, partly offset by an increase due to a change in the geographical mix of income.

The taxation charge includes not only those of general application but also taxes at special rates levied on income from Exploration & Production activities and various other taxes to which these activities are subjected.

The adjustments in respect of prior periods relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared to those used in establishing the current tax position or deferred tax balance in prior periods.

[B] TAXES PAYABLE

	$ million
	Dec 31, 2008	Dec 31, 2007
Income taxes	4,917	5,777
Sales taxes, excise duties and similar levies and social law taxes	3,190	3,956

Total	8,107	9,733

Included in other receivables (see Note 16) is current tax receivable of $1,000 million (2007: $Nil).

[C] DEFERRED TAXATION
Movements in deferred tax liabilities and assets during the year, taking into consideration the offsetting balances within the same tax jurisdiction, are as follows:

DEFERRED TAX LIABILITIES	$ million
	Property, plant	Retirement	Other
	and equipment	benefits	provisions	Other	Total
At January 1, 2008	17,527	340	(6,093)	1,265	13,039
Charged/(credited) to income	(293)	1,290	66	(964)	99
Other movements	1,019	89	843	(625)	1,326
Currency translation differences	(2,231)	(337)	690	(68)	(1,946)

At December 31, 2008	16,022	1,382	(4,494)	(392)	12,518

At January 1, 2007	17,624	(98)	(3,939)	(493)	13,094
Charged/(credited) to income	(460)	461	(1,995)	775	(1,219)
Other movements	(717)	(57)	(44)	938	120
Currency translation differences	1,080	34	(115)	45	1,044

At December 31, 2007	17,527	340	(6,093)	1,265	13,039

DEFERRED TAX ASSETS	$ million
	Losses carried	Retirement	Other
	forward	benefits	provisions	Other	Total
At January 1, 2008	1,146	464	541	1,102	3,253
(Charged)/credited to income	(77)	(34)	94	224	207
Other movements	(119)	(30)	781	(394)	238
Currency translation differences	(69)	(29)	(271)	89	(280)

At December 31, 2008	881	371	1,145	1,021	3,418

At January 1, 2007	873	400	428	1,267	2,968
(Charged)/credited to income	58	30	76	43	207
Other movements	138	(6)	(22)	(209)	(99)
Currency translation differences	77	40	59	1	177

At December 31, 2007	1,146	464	541	1,102	3,253

Other movements in deferred tax assets and liabilities relate mainly to acquisitions and reclassifications between assets and liabilities and, in 2007, a change in accounting status (see Note 27).

Where the realisation of deferred tax assets is dependent on future profits, losses carried forward are recognised only to the extent that business forecasts predict that such profits will be available. At December 31, 2008 recognised losses carried forward amounted to $8,815 million (2007: $6,107 million).

138  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 19 continued

Unrecognised losses amount to $2,952 million at December 31, 2008 (2007: $3,338 million) and expire as follows:

		$ million
	2008	2007
In 1 year	45	73
In 2 years	6	3
In 3 years	24	6
In 4 years	31	4
In 5 years and after	2,846	3,252

Earnings retained by subsidiaries and equity-accounted investments amounted to $120,734 million at December 31, 2008 (2007: $105,322 million). Provision has been made for withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either Shell does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

20
RETIREMENT
BENEFITS
Retirement plans are provided for employees of all major subsidiaries. The nature of such plans varies according to the legal and fiscal requirements and economic conditions of the country in which the employees are engaged. Generally, the plans provide defined benefits based on employees’ years of service and average/final pensionable remuneration.

Some subsidiaries have established unfunded defined benefit plans to provide certain other retirement healthcare and life insurance benefits (other benefits) to their retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period.

	$ million
	Pension benefits		Other benefits
	2008	2007	2008	2007
Change in defined benefit obligation
Obligations for benefits based on employee service to date at January 1	62,523	60,258	3,179	3,163
Increase in present value of the obligation for benefits based on employee service during the year	1,202	1,188	59	50
Interest on the obligation for benefits in respect of employee service in previous years	3,337	3,051	187	171
Benefit payments made	(2,963)	(2,894)	(134)	(158)
Currency translation differences	(7,611)	3,803	(60)	73
Other movements[A]	(3,849)	(2,883)	263	(120)

Obligations for benefits based on employee service to date at December 31	52,639	62,523	3,494	3,179

Change in plan assets
Plan assets held in trust at fair value at January 1	76,198	67,479
Expected return on plan assets	4,974	4,821
Actuarial gains/(losses)	(27,061)	1,025
Employer contributions	1,636	1,260
Plan participants’ contributions	75	94
Benefit payments made	(2,963)	(2,894)
Currency translation differences	(8,640)	4,428
Other movements	80	(15)

Plan assets held in trust at fair value at December 31	44,299	76,198

Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	(8,340)	13,675	(3,494)	(3,179)
Unrecognised net actuarial (gains)/losses since adoption	12,085	(11,338)	69	(217)
Unrecognised past service cost/(credit)	12	10	14	17

Net amount recognised	3,757	2,347	(3,411)	(3,379)

[A]	Other movements comprise mainly the effect of changes in actuarial assumptions, most notably an increase in discount rates.

	$ million
	Total		Pension benefits		Other benefits
	2008	2007	2008	2007	2008	2007
Amounts recognised in the Consolidated Balance Sheet:
Pre-paid pension costs	6,198	5,559	6,198	5,559
Retirement benefit obligations:
Current	(383)	(426)	(200)	(253)	(183)	(173)
Non-current	(5,469)	(6,165)	(2,241)	(2,959)	(3,228)	(3,206)

Net amount recognised	346	(1,032)	3,757	2,347	(3,411)	(3,379)

Shell Annual Report and Form 20-F 2008  139

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 20 continued

ADDITIONAL INFORMATION	$ million, except where otherwise indicated
	2008	2007	2006	2005	2004
Pension benefits
Obligation for pension benefits in respect of unfunded plans	2,684	2,505	1,931	1,904	2,032
Obligation for pension benefits in respect of funded plans	49,955	60,018	58,327	53,773	52,790

Total defined benefit obligation	52,639	62,523	60,258	55,677	54,822

Experience adjustments as a percentage of the total benefit obligation	1.0%	0.7%	0.7%	0.2%	2.1%
Plan assets	44,299	76,198	67,479	54,650	51,874
Experience adjustments as a percentage of plan assets	(61.1)%	1.3%	6.1%	10.8%	3.8%
Plan surplus/(deficit)	(8,340)	13,675	7,221	(1,027)	(2,948)
Actual return on plan assets	(22,087)	5,846	8,133	9,290	5,262
Other benefits
Total benefit obligation (unfunded)	3,494	3,179	3,163	3,143	3,120
Experience adjustments as a percentage of the total benefit obligation	0.6%	6.0%	0.7%	0.0%	0.3%

Shell is expecting to make significant cash contributions to the pension plans, in addition to the regular contributions of $1-2 billion per annum in recent years. The additional amounts, currently estimated to be in the range $5-6 billion, will depend on agreements to be made with local regulators and/or trustees as well as future market and exchange rate developments. The timing of these payments is still to be agreed. Additionally, in 2009, the lower pension asset values will result in an estimated non-cash pension charge of $1.9 billion (pre-tax) compared to a pension income (pre-tax) of $0.8 billion in 2008.

BENEFIT COSTS	$ million
	Pension benefits			Other benefits
	2008	2007	2006	2008	2007	2006
Service cost	1,202	1,188	1,285	59	50	53
Interest cost	3,337	3,051	2,648	187	171	160
Expected return on plan assets	(4,974)	(4,821)	(4,003)
Other components	(383)	158	389	7	68	8

Cost/(income) of defined benefit plans	(818)	(424)	319	253	289	221
Payments to defined contribution plans	263	233	203

Total	(555)	(191)	522	253	289	221

Benefit costs are reported principally within cost of sales in the Consolidated Statement of Income.

Weighted average plan asset allocations by asset category for the principal pension plans in Shell are:

		Percentage of plan assets at
	Target allocation at	Dec 31,
	Dec 31, 2008	2008	2007
Equities	56%	49%	61%
Debt securities	39%	48%	33%
Real estate	3%	2%	3%
Other	2%	1%	3%

Total	100%	100%	100%

Plan long-term investment strategies are generally determined by the responsible Pension Fund Trustees using a structured asset liability modelling approach to determine the asset mix that best meets the objectives of optimising investment returns within agreed risk levels while maintaining adequate funding levels.

140  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 20 continued

ASSUMPTIONS AND SENSITIVITIES
Defined benefit pension plans
The weighted averages for the principal assumptions applicable for the principal defined benefit pension plans in Shell are:

	2008	2007	2006
Assumptions used to determine benefit obligations at December 31
Expected rates of increase in pensionable salaries	4.4%	4.0%	3.9%
Discount rates	6.0%	5.7%	5.0%

Assumptions used to determine benefit costs for year ended December 31
Expected rates of increase in pensionable salaries	4.0%	3.9%	4.1%
Discount rates	5.7%	5.0%	4.7%
Expected rates of return on plan assets	6.9%	7.1%	7.1%

Demographic (including mortality) assumptions are determined in the light of local conditions. Mortality assumptions are based on the latest available standard mortality tables for individual countries concerned, adjusted where appropriate to reflect the experience of Shell. At December 31, 2008, the average total life expectancy for males and females currently aged 60 years is, respectively, 85 years and 87 years.

For 2008 there was a 0.50% decrease in the assumption for pensionable salary increases used to determine benefit obligations in respect of UK plans, reflecting market-related changes in the underlying inflation assumption for these plans. The assumptions for discount rates reflected increases of AA rated corporate bond yields of 0.40% in the Eurozone, of 0.20% in the UK and of 0.20% in the USA. Mortality assumptions were reviewed but the impact of changes was not significant.

For pension benefits, the sensitivity at December 31, 2008 to a change of one percentage point in certain principal assumptions is as follows:

	$ million
	One-percentage point
	Increase	Decrease
Expected rates of increase in pensionable salaries
Change in defined benefit obligation	1,750	(1,550)
Change in annual pension benefit cost (pre-tax)	212	(187)
Discount rates
Change in defined benefit obligation	(6,414)	7,922
Change in annual pension benefit cost (pre-tax)	(125)	132
Expected rates of return on plan assets
Change in annual pension benefit cost (pre-tax)	(474)	473

The impact on the retirement benefit obligation reflected in Shell’s Consolidated Balance Sheet and on Shell’s annual pension benefit cost of changes in assumptions described above excludes the effects of any amortisation of actuarial gains and losses resulting from such changes, which would vary from year to year by fund depending on whether or not the cumulative unrecognised actuarial gains and losses exceed the corridor (see Note 2). Any amounts outside the corridor would be recognised in income over the expected average remaining employee working lives for the relevant fund (the average of which across all funds at December 31, 2008 is 13 years).

Other defined benefit plans
The weighted averages for the discount rate and healthcare cost trend rates applicable for the principal other benefit plans in Shell are:

	2008	2007	2006
Discount rates (used to determine benefit obligations)	6.3%	6.0%	5.6%
Healthcare cost trend rate in year after reporting year	8.2%	8.1%	8.3%
Ultimate healthcare cost trend rate	4.2%	4.6%	4.7%
Year ultimate healthcare cost trend rate is applicable	2016	2013	2013

The effect of a one percentage point increase/(decrease) in the annual rate of increase in the assumed healthcare cost trend rates would be to increase/(decrease) the defined benefit obligation by approximately $399 million/($333 million) and the annual benefit cost (pre-tax) by approximately $29 million/($23 million).

Shell Annual Report and Form 20-F 2008  141

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21
OTHER
PROVISIONS
[A] CURRENT

	$ million
	Decommissioning
	and restoration	Environmental	Redundancy	Litigation	Other	Total
At January 1, 2008	388	364	401	336	1,303	2,792
Additional provisions	16	55	96	(2)	321	486
Amounts charged against provisions	(147)	(163)	(300)	(123)	(355)	(1,088)
Reclassifications and other movements	297	98	15	58	(8)	460
Currency translation differences	(40)	(33)	(9)	(20)	(97)	(199)

At December 31, 2008	514	321	203	249	1,164	2,451

At January 1, 2007	289	316	137	138	912	1,792
Additional provisions	11	88	332	241	465	1,137
Amounts charged against provisions	(128)	(165)	(91)	(64)	(231)	(679)
Reclassifications and other movements	201	110	10	11	81	413
Currency translation differences	15	15	13	10	76	129

At December 31, 2007	388	364	401	336	1,303	2,792

Included in other provisions at December 31, 2008, are $0.3 billion (2007: $0.2 billion) relating to employee end-of-service benefits, $0.2 billion (2007: $0.2 billion) relating to insurance, $0.2 billion (2007: $0.2 billion) relating to loyalty schemes and $0.1 billion (2007: $0.2 billion) relating to disputed sales taxes.

[B] NON-CURRENT

	$ million
	Decommissioning
	and restoration	Environmental	Redundancy	Litigation	Other	Total
At January 1, 2008	10,838	848	160	780	1,032	13,658
Additional provisions	182	190	(11)	151	(50)	462
Amounts charged against provisions	–	(77)	(5)	(170)	(42)	(294)
Accretion expense	609	35	–	6	30	680
Reclassifications and other movements	159	(103)	(27)	(45)	24	8
Currency translation differences	(1,806)	(51)	(10)	(13)	(64)	(1,944)

At December 31, 2008	9,982	842	107	709	930	12,570

At January 1, 2007	8,028	651	117	742	817	10,355
Additional provisions	97	297	65	42	177	678
Amounts charged against provisions	–	(35)	(6)	(15)	(40)	(96)
Accretion expense	493	19	–	3	25	540
Reclassifications and other movements	1,871	(109)	(33)	(6)	(8)	1,715
Currency translation differences	349	25	17	14	61	466

At December 31, 2007	10,838	848	160	780	1,032	13,658

The timing of payments related to these provisions is uncertain and is dependent on various items which are not always within management’s control.

Included in litigation provisions at December 31, 2008, is $0.4 billion (2007: $0.5 billion) in respect of a class action for alleged losses relating to the 2004 recategorisation of certain hydrocarbon reserves (see Note 31).

Included in other provisions at December 31, 2008, are $0.4 billion (2007: $0.3 billion) relating to employee end-of-service benefits, $0.1 billion (2007: $0.1 billion) relating to loyalty schemes and $0.1 billion (2007: $0.2 billion) relating to onerous contracts.

Reviews of the estimated provision for decommissioning and restoration were performed during 2008 and during 2007 based on current experience and techniques. This resulted in an increase of $1.9 billion in 2008 (2007: $2.3 billion) in both the provision, reported within “Reclassifications and other movements”, and the corresponding property, plant and equipment assets reported within “Sales, retirements and other movements” in Note 11.

Disposals of assets in the UK and the USA during 2008 resulted in a reduction in the provision for decommissioning and restoration of $1.1 billion.

142  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22
OTHER
NON-CURRENT
LIABILITIES

	$ million
	Dec 31, 2008	Dec 31, 2007
Deferred income	676	696
Derivative contracts (see Note 25)	595	788
Customer deposits	123	123
Liabilities under employee benefit plans	400	432
Advance payments received under long-term supply contracts	548	690
Other payables	1,335	1,164

Total	3,677	3,893

The fair value of financial liabilities included above approximates the carrying amount.

23
ACCOUNTS
PAYABLE
AND ACCRUED
LIABILITIES

	$ million
	Dec 31, 2008	Dec 31, 2007
Trade payables	25,705	36,349
Derivative contracts (see Note 25)	38,277	19,849
Amounts due to equity-accounted investments	3,879	3,614
Accruals and deferred income	13,408	10,487
Other	3,822	5,398

Total	85,091	75,697

The fair value of financial liabilities included above approximates the carrying amount.

24
ORDINARY
SHARE CAPITAL

AUTHORISED	Number of shares
	Dec 31, 2008	Dec 31, 2007
Class A shares of €0.07 each	4,077,359,886	4,077,359,886
Class B shares of €0.07 each	2,759,360,000	2,759,360,000
Unclassified shares of €0.07 each	3,163,280,114	3,101,000,000
Euro deferred shares of €0.07 each	–	62,280,114
Sterling deferred shares of £1 each	50,000	50,000

On March 12, 2008 62,280,114 Euro deferred shares were converted into 62,280,114 unclassified shares with a nominal value of €0.07 each.

ISSUED AND FULLY PAID	Number of shares
	shares of €0.07 each		shares of £1 each
	Class A	Class B	Sterling deferred
At January 1, 2008	3,583,505,000	2,759,360,000	50,000
Shares repurchased for cancellation	(37,841,027)	(63,551,897)	–

At December 31, 2008	3,545,663,973	2,695,808,103	50,000

At January 1, 2007	3,695,780,000	2,759,360,000	50,000
Shares repurchased for cancellation	(112,275,000)	–	–

At December 31, 2007	3,583,505,000	2,759,360,000	50,000

NOMINAL VALUE	$ million
	shares of €0.07 each		shares of £1 each
	Class A	Class B	Sterling deferred	Total
At January 1, 2008	303	233	[A]	536
Shares repurchased for cancellation	(3)	(6)	–	(9)

At December 31, 2008	300	227	[A]	527

At January 1, 2007	312	233	[A]	545
Shares repurchased for cancellation	(9)	–	–	(9)

At December 31, 2007	303	233	[A]	536

[A]	Less than $1 million.

Shell Annual Report and Form 20-F 2008  143

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25
FINANCIAL
INSTRUMENTS
AND OTHER
DERIVATIVE
CONTRACTS
Financial instruments and other derivative contracts in the Consolidated Balance Sheet comprise financial assets (see Note 13), cash and cash equivalents (see Note 17), debt other than finance lease obligations (see Note 18) and certain amounts (including derivatives) reported within other non-current assets (see Note 14), accounts receivable (see Note 16), other non-current liabilities (see Note 22) and accounts payable and accrued liabilities (see Note 23).

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

Other than in exceptional cases, the use of external derivative instruments is confined to specialist oil and gas trading and central treasury organisations that have appropriate skills, experience, supervision, control and reporting systems.

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

Interest rate risk
Most of Shell’s debt is raised from central borrowing programmes. Shell has entered into interest rate swaps and currency swaps to effectively convert most centrally-issued debt to floating rate dollar LIBOR (London Inter-Bank Offer Rate), reflecting its policy to have debt mainly denominated in dollars and to have largely floating interest rate exposure profile. Consequently Shell is exposed predominantly to dollar LIBOR interest rate movements. The financing of most subsidiaries is also structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged. Based on the Consolidated Balance Sheet at December 31, 2008, the impact on net interest income/expense of a change in interest rates of 1% would not be significant.

Foreign exchange risk
The functional currency for most Exploration & Production companies and for other companies with significant international business is the dollar, but other companies usually have their local currency as their functional currency. Foreign exchange risk arises when certain transactions are denominated in a currency that is not the entity’s functional currency.

Each subsidiary has treasury policies in place that are designed to measure and manage its foreign currency exposures by reference to its functional currency and to report foreign exchange gains and losses. Shell co-ordinates the management of these currency risks through regional treasury centres, which transact with subsidiaries and facilitate the netting of foreign exchange positions. These net positions are then managed and transactions undertaken with the external market. A range of derivatives is used, the most common being forward foreign exchange contracts. Most of Shell’s debt is either denominated in dollars or is hedged back into dollars using currency swaps. Foreign exchange gains and losses arising from foreign currency transactions included in income are presented in Note 5.

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

Shell utilises VAR techniques based on variance/covariance or Monte Carlo simulation models and makes a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period and within a 95% confidence level. The calculation of the range of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Each of the models is regularly back-tested against actual fair value movements to ensure model integrity is maintained.

144  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 continued

VALUE-AT-RISK (PRE-TAX)	$ million
	2008				2007
	High	Low	Average	Year end	High	Low	Average	Year end
Oil Products and Chemicals	33	5	17	28	23	5	13	19
Gas & Power	28	6	17	15	20	6	11	7

Credit risk
Shell has policies in place to ensure that wholesale sales of products are made to customers with appropriate creditworthiness. In addition, Shell has policies that limit the amount of credit exposure to any individual financial institution. There has been no significant level of counterparty default.

In commodity trading, counterparty credit risk is managed within a framework of individual credit limits with utilisation being regularly reviewed. Credit checks are performed by a department independent of traders, and are undertaken before contractual commitment. Where appropriate, netting arrangements, credit insurance, prepayments and collateral are used to manage specific risks.

In response to the worsening international credit environment, Shell has taken a variety of measures to reduce and diversify risk exposure. These measures include intensified credit analysis and monitoring of trading partners, restricting large-volume trading activities to the highest-rated counterparties, shortening exposure duration, and taking collateral or other security. As Shell’s treasury and trading operations are highly centralised, these measures have proved reasonably effective in controlling credit exposures associated with managing Shell’s substantial cash, foreign exchange and commodity positions. Credit information is regularly shared between business and finance functions, with dedicated teams in place to quickly identify and respond to cases of credit deterioration. Mitigation measures are defined and implemented for high-risk business partners and customers, including shortened payment terms, collateral or other security posting and vigorous collections.

Liquidity risk
Liquidity risk is the risk that suitable sources of funding for Shell’s business activities may not be available. Shell believes that it has access to sufficient debt funding sources (capital markets), and to undrawn committed borrowing facilities to meet currently foreseeable requirements. Information about Shell’s borrowing facilities is presented in Note 18[A].

Shell’s long-term debt ratings, assigned by Moody’s Investors Services and Standard and Poor’s Ratings Services respectively, are Aa1 and AA+, and its short-term commercial paper programmes are rated Prime-1 and A-1+. Shell has access to a wide range of funding alternatives at competitive rates.

Surplus cash is invested in a range of short-dated money market instruments including commercial paper, time deposits and money funds, which seek to ensure the security and liquidity of investments while optimising yield. In all cases investments are only permitted in high credit quality institutions/funds, with diversification of investment supported by maintaining counterparty credit limits.

Derivative contracts
The remainder of this Note relates to the use by subsidiaries of derivative contracts recognised at fair value in the Consolidated Balance Sheet.

The following tables provide a summary of the fair values of derivative contracts held at December 31 and a reconciliation to Shell’s Consolidated Balance Sheet.

	$ million
	2008			2007
	Fair value			Fair value
	Asset	Liability	Net	Asset	Liability	Net
Interest rate swaps	367	–	367	117	(1)	116
Forward foreign exchange contracts	1,228	(594)	634	234	(252)	(18)
Currency swaps	669	(354)	315	927	(684)	243
Commodity swaps, options, futures and forwards	38,144	(37,475)	669	17,931	(19,090)	(1,159)
Other contracts	215	(449)	(234)	796	(610)	186

Total	40,623	(38,872)	1,751	20,005	(20,637)	(632)

Included within:
Accounts receivable (Note 16)	39,722			19,276
Accounts payable and accrued liabilities (Note 23)		(38,277)			(19,849)
Other non-current assets (Note 14)	901			729
Other non-current liabilities (Note 22)		(595)			(788)

Total	40,623	(38,872)		20,005	(20,637)

The maximum exposure to credit risk is the fair value of the derivative assets.

Shell Annual Report and Form 20-F 2008  145

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 continued

Net gains/(losses) before tax on these contracts, excluding realised commodity forward contracts and those accounted for as hedges are $505 million in 2008 (2007: $(1,674) million).

Shell has designated certain derivatives as fair value hedges which were mainly entered into to mitigate interest rate risks on certain fixed rate debt and price risk on a fixed price commodity purchase contract. Net gains/(losses) on the hedged items and the hedging instruments in 2008 are $(778) million and $789 million respectively (2007: $(216) million and $212 million respectively).

The impact of cash flow hedges is not significant.

[A] INTEREST RATE SWAPS
Interest rate swaps held by subsidiaries at December 31 by expected year of maturity are as follows. The variable interest rate component of contracts is generally linked to inter-bank offer rates. Interest is generally settled on net basis.

2008	$ million, except where otherwise indicated
						2014 and	Contract/
	2009	2010	2011	2012	2013	after	notional amount	Fair value
Dollar
contract/notional amount	500	500	1,000	500	–	750	3,250	367
average pay rate	3.9%	3.4%	3.1%	3.0%	–	3.2%
average receive rate	4.8%	5.1%	5.6%	5.0%	–	5.2%

Total	500	500	1,000	500	–	750	3,250	367

2007	$ million, except where otherwise indicated
						2013 and	Contract/
	2008	2009	2010	2011	2012	after	notional amount	Fair value
Dollar
contract/notional amount	308	500	500	1,000	500	750	3,558	122
average pay rate	5.2%	5.1%	4.9%	4.9%	4.9%	5.1%
average receive rate	3.4%	4.8%	5.1%	5.6%	5.0%	5.2%
Euro
contract/notional amount	441	–	–	–	–	–	441	(6)
average pay rate	4.8%	–	–	–	–	–
average receive rate	3.3%	–	–	–	–	–

Total	749	500	500	1,000	500	750	3,999	116

[B] FORWARD FOREIGN EXCHANGE CONTRACTS AND CURRENCY SWAPS
Forward foreign exchange contracts and currency swaps held by subsidiaries at December 31, by expected year of maturity, are as follows. All of these are entered into in order to manage foreign exchange risk exposure, however hedge accounting has not been applied to the majority of them. Cash flows exchanged for currency swaps are generally the gross amount of interest on the contract/notional amount.

Average contractual exchange rates in the tables that follow are expressed as the number of units of the currency being sold for one unit of the currency being bought.

146  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 continued

Forward foreign exchange contracts

2008 (CONTRACTS MAINLY MATURE IN 2009)	$ million, except where otherwise indicated
	Average
	contractual	Contract/
	exchange rate	notional amount	Fair value
Buy euro/sell dollar	1.31	7,838	515
Buy pound sterling/sell dollar	1.53	4,690	(275)
Buy dollar/sell Canadian dollar	1.14	4,454	281
Buy dollar/sell Norwegian krone	6.39	2,111	189
Buy dollar/sell euro	0.73	1,923	(41)
Buy dollar/sell Danish krone	5.48	1,466	(47)
Buy dollar/sell Australian dollar	1.45	1,056	4
Buy Singapore dollar/sell dollar	0.69	650	5
Buy Danish krone/sell dollar	0.19	626	2
Buy Canadian dollar/sell dollar	0.82	617	7
Buy dollar/sell Singapore dollar	1.45	585	(5)
Buy Qatar riyal/sell dollar	0.27	542	1
Buy dollar/sell pound sterling	0.66	533	24
Other contracts with contract/notional amount less than $500 million each		3,621	(26)

Total		30,712	634

2007 (CONTRACTS MAINLY MATURE IN 2008)	$ million, except where otherwise indicated
	Average
	contractual	Contract/
	exchange rate	notional amount	Fair value
Buy euro/sell dollar	1.44	10,368	125
Buy pound sterling/sell dollar	2.01	6,142	(57)
Buy dollar/sell Canadian dollar	1.00	3,201	(46)
Buy dollar/sell Norwegian krone	5.49	2,250	(28)
Buy dollar/sell Singapore dollar	1.44	1,508	3
Buy dollar/sell Danish krone	5.14	1,435	(10)
Buy Australian dollar/sell dollar	0.87	1,032	(7)
Buy dollar/sell Japanese yen	113.23	538	13
Other contracts with contract/notional amount less than $500 million each		1,981	(11)

Total		28,455	(18)

Of the total contract/notional amount at December 31, 2008, $25.2 billion (2007: $22.3 billion) relates to the outstanding forward leg of contracts in place to manage foreign currency cash balances.

Currency swaps

2008		$ million, except where otherwise indicated
		Contract/notional amount
	Average
	contractual						2014 and
	exchange rate	2009	2010	2011	2012	2013	after	Total	Fair value
Fixed to floating interest rates:
Buy dollar/sell euro	0.76	493	423	–	–	–	2,114	3,030	406
Buy dollar/sell Canadian dollar	1.17	628	304	184	95	86	–	1,297	77
Buy dollar/sell pound sterling	0.52	–	723	–	–	–	–	723	(183)
Buy dollar/sell Brazilian real	2.27	216	–	–	–	–	154	370	(79)
Buy Canadian dollar/sell dollar	0.85	240	5	40	–	–	–	285	(3)
Buy dollar/sell Swiss franc	1.30	–	–	284	–	–	–	284	60
Buy pound sterling/sell dollar	1.86	–	–	–	–	–	107	107	(30)
Other contracts		26	–	–	90	–	–	116	6
Floating to floating interest rates:
Buy euro/sell dollar	1.42	1,071	–	–	–	–	–	1,071	8
Buy Malaysian ringgit/sell dollar	3.48	93	140	–	139	36	–	408	4
Buy Australian dollar/sell dollar	0.72	–	–	391	–	–	–	391	47
Buy dollar/sell Thai baht	33.89	66	–	–	162	–	–	228	3
Other contracts		–	14	6	–	–	–	20	(1)

Total		2,833	1,609	905	486	122	2,375	8,330	315

Shell Annual Report and Form 20-F 2008  147

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 continued

2007		$ million, except where otherwise indicated
		Contract/notional amount
	Average
	contractual						2013 and
	exchange rate	2008	2009	2010	2011	2012	after	Total	Fair value
Fixed to floating interest rates:
Buy dollar/sell euro	0.76	–	515	441	–	–	2,207	3,163	350
Buy Canadian dollar/sell dollar	0.83	476	523	272	201	20	–	1,492	(229)
Buy dollar/sell pound sterling	0.52	–	–	998	–	–	–	998	83
Buy dollar/sell Canadian dollar	1.15	257	42	–	40	–	–	339	16
Buy pound sterling/sell dollar	1.85	–	–	–		–	237	237	34
Other contracts		–	–	140	266	–	–	406	28
Floating to floating interest rates:
Buy dollar/sell pound sterling	0.52	969	–	–	–	–	–	969	44
Buy euro/sell dollar	1.44	700	–	–	–	–	–	700	(15)
Buy dollar/sell euro	0.77	588	–	–	–	–	–	588	67
Buy Australian dollar/sell dollar	0.78	–	–	–	391	–	–	391	(53)
Other contracts		583	155	12	–	217	146	1,113	(82)

Total		3,573	1,235	1,863	898	237	2,590	10,396	243

[C] COMMODITY SWAPS, OPTIONS, FUTURES AND FORWARDS
Subsidiaries enter into derivative contracts to supply or acquire physical volumes of commodities at future dates in the course of their trading operations. Financial derivative instruments are used to manage the resultant price exposures. Derivatives are carried on the balance sheet at fair value. The fair value of these assets and liabilities will tend to equate, irrespective of price movements, because for most contracts held for trading there are offsetting physical or financial derivative contracts to mitigate price exposure. During 2008 substantial commodity price movements increased the fair values of these assets and liabilities whilst leaving the net position broadly unchanged.

The total contract/notional amount of forward purchase contracts at December 31, 2008 was $90,807 million (2007: $129,715 million). Forward sale contracts will generate future cash inflows. The summary of fair values of derivative contracts provided earlier in this Note includes both forward sale and purchase contracts. Contractual maturity is generally within one year.

Subsidiaries held commodity swaps, options and futures at December 31, 2008 with a total undiscounted liability of $27,059 million (2007: $11,435 million). These contracts are generally held for trading with the majority of contractual maturities within one year.

[D] OTHER CONTRACTS
Subsidiaries held certain contracts to sell or purchase commodities, and other contracts containing embedded derivatives, which are required to be recognised at fair value because of pricing or delivery conditions, even though they are only entered into to meet operational requirements. The total contract/notional amount of these contracts, which are mainly sales contracts, at December 31, 2008 was $5,332 million (2007: $6,676 million), with a fair value of $234 million (liability) (2007: $186 million (asset)). These contracts have expected maturity between 2009 and 2025, with certain contracts having early termination rights (for either party).

[E] COLLATERAL
The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2008, and presented within accounts receivable (see Note 16), was $739 million (2007: $639 million). The carrying amount of collateral held at December 31, 2008, and presented within accounts payable and accrued liabilities (see Note 23), was $1,985 million (2007: $258 million).

26
SHARE-BASED
COMPENSATION
PLANS AND
TREASURY SHARES
[A] SHARE-BASED COMPENSATION PLANS
There are a number of share-based compensation plans for employees of Shell, principally being the Performance Share Plan, the UK Sharesave Scheme, plans containing stock appreciation rights and share options plans (replaced by the Performance Share Plan from 2005).

The total expense for share-based compensation plans was $241 million (2007: $589 million; 2006: $462 million), comprising $405 million relating to equity-settled plans (2007: $373 million; 2006: $302 million) and $(164) million relating to cash-settled plans (2007: $216 million; 2006: $160 million). The fair value of share-based compensation awarded in 2008 was $632 million (2007: $472 million; 2006: $412 million).

The total liability for cash-settled plans at December 31, 2008, is $217 million (2007: $461 million). The intrinsic value of all vested cash-settled plans at December 31, 2008, is $108 million (2007: $409 million).

Information on the principal plans is given below.

148  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 26 continued

Performance Share Plan
Conditional awards of the Company’s shares are made under an amended long-term incentive plan that is called the Performance Share Plan when making awards to employees who are not Executive Directors. The actual amount of shares that may vest, ranging from 0-200% of the conditional awards, depends on the measurement of the prescribed performance conditions over a three-year period beginning on January 1 of the award year. For awards made in 2005 and 2006 the extent to which the awards vest depends on the total shareholder return of Shell compared with four of its main competitors (“relative TSR”) over the measurement period. For the awards made in 2007 and 2008, the extent to which the awards vest will be determined by two performance conditions. The relative TSR measure over the measurement period will be used to determine the vesting of half the award and the other half of the award will be linked to the Shell scorecard results.

The following table shows, for 2007 and 2008, shares granted, vested and expired or forfeited:

PERFORMANCE SHARE PLAN
				Weighted
				average
	Number of Royal Dutch Shell plc shares			remaining
	Class A	Class B	Class A ADRs	contractual
	(thousands)	(thousands)	(thousands)	life (years)
At January 1, 2008	15,305	7,981	5,361	1.1
Granted	8,498	3,525	2,838
Vested	(2,815)	(1,670)	(1,044)
Expired/forfeited	(1,910)	(1,055)	(797)

At December 31, 2008	19,078	8,781	6,358	1.2

At January 1, 2007	8,956	5,320	3,461	1.5
Granted	6,485	2,822	1,985
Vested	(4)	(78)	(6)
Expired/forfeited	(132)	(83)	(79)

At December 31, 2007	15,305	7,981	5,361	1.1

Other principal plans
Employees of participating companies in the UK may participate in the UK Sharesave Scheme. Share options are granted over the Company’s Class B shares at a price set at the date specified in the invitation. Options are granted on a date not normally more than 30 days after the option price is determined and are normally exercisable after a three-year or five-year contractual savings period. There are 2.9 million shares under option at December 31, 2008 (2007: 2.7 million).

Certain subsidiaries have other plans containing stock appreciation rights linked to the value of the Company’s Class A ADRs. There are 1.1 million rights outstanding at December 31, 2008 (2007: 1.5 million).

Share option plans (closed)
Shell offered eligible employees options over shares of the Company, at a price not less than the fair market value of the shares at the date the options were granted. The options are mainly exercisable three years from grant date. The options lapse 10 years after grant or, if earlier, on resignation from Shell employment (subject to certain exceptions).

The following table shows, for 2007 and 2008, in respect of the option plans, the number of shares under option at the beginning of the year, the number of options exercised and expired/forfeited during the year and the number of shares under option at the end of

Shell Annual Report and Form 20-F 2008  149

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 26 continued

the year, together with the weighted average exercise price translated at the respective year-end exchange rates. Since 2005 no further grants have been made under these plans.

SHARE OPTION PLAN
							Shell Canada
	Royal Dutch Shell plc		Royal Dutch Shell plc		Royal Dutch Shell plc		Shell Canada		Royal Dutch Shell plc
	Class A shares		Class B shares		Class A ADRs		common shares[A]		Class A shares[B]
		Weighted		Weighted		Weighted		Weighted		Weighted
		average		average		average		average		average
	Number	exercise	Number	exercise	Number	exercise	Number	exercise	Number	exercise
	(thousands)	price ($)	(thousands)	price ($)	(thousands)	price ($)	(thousands)	price ($)	(thousands)	price ($)
Under option at January 1, 2008[C]	47,653	38.54	28,318	32.73	13,221	50.95	–	–	16,518	22.44
Exercised	(1,194)	27.83	(4,069)	22.14	(1,351)	52.79	–	–	(1,232)	17.68
Expired/forfeited	(2,650)	38.74	(773)	26.13	(21)	53.86	–	–	(103)	28.80

Under option at December 31, 2008[C]	43,809	37.05	23,476	23.89	11,849	50.74	–	–	15,183	21.57

Under option at January 1, 2007[C]	58,621	33.28	39,951	31.22	17,669	50.97	21,407	21.34	–	–
Transferred[B]	–	–	–	–	–	–	(20,691)	24.65	24,687	19.38
Exercised	(9,932)	30.00	(11,413)	29.29	(4,442)	51.05	(716)	17.48	(8,069)	12.99
Expired/forfeited	(1,036)	44.53	(220)	38.93	(6)	50.09	–	–	(100)	23.47

Under option at December 31, 2007[C]	47,653	38.54	28,318	32.73	13,221	50.95	–	–	16,518	22.44

[A]	Unissued.
[B]	Shell Canada shares under option outstanding after completion of the acquisition of the minority interest in Shell Canada (see Note 27) were converted into the Company’s Class A shares under option.
[C]	The underlying weighted average exercise prices for the Company’s Class A and B shares under option at December 31, 2008 were €26.29 (2007: €26.20), €15.44 for converted Shell Canada options (2007: €15.25), and £16.53 (2007: £16.39) respectively.

Valuation assumptions
The valuation assumptions used to estimate Shell’s share-based compensation expense for the Performance Share Plan are summarised below.

The fair value is estimated using a Monte Carlo pricing model. The risk-free interest rate used in 2008 was 2.4% (2007: 4.6%; 2006: 5.0%). To reflect the long-term equity characteristics and the term of the awards the valuation was performed using both 10 and three-year historical volatility, 25.7% and 22.9% (2007: 27.0% and 19.2%; 2006: 24.8% and 19.6%) and dividend yield, 3.5% and 3.5% (2007: 3.6% and 4.1%; 2006: 3.6% and 4.3%).

[B] TREASURY SHARES
Shell employee share ownership trusts purchase the Company’s shares in the open market to meet future obligations arising from share-based compensation granted to employees. At December 31, 2008, they held 54.9 million Class A shares (2007: 58.0 million), 29.9 million Class B shares (2007: 35.2 million) and 17.5 million Class A ADRs (2007: 19.7 million).

The total carrying amount of the Company’s shares, which are all held in connection with the share-based compensation plans, at December 31, 2008, is $1,867 million (2007: $2,392 million).

150  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27
MINORITY
INTEREST

TRANSACTIONS WITH MINORITY SHAREHOLDERS IN 2007			$ million
	Equity attributable to
	Royal Dutch Shell plc
	shareholders
	Retained earnings	Minority interest	Total equity
Acquisition of Shell Canada	(5,445)	(1,639)	(7,084)
Partial divestment of Sakhalin	–	(6,711)	(6,711)
Other changes in minority interest	(28)	(28)	(56)

Total	(5,473)	(8,378)	(13,851)

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

28
OTHER RESERVES

	$ million
		Capital	Share
	Merger	redemption	premium	Share plan
	reserve[A]	reserve	reserve	reserve		Other	Total
At January 1, 2008	3,444	48	154	1,122		9,380	14,148
Currency translation differences	–	–	–	–		(11,765)	(11,765)
Unrealised gains/(losses) on securities	–	–	–	–		724	724
Unrealised gains/(losses) on cash flow hedges	–	–	–	–		(8)	(8)

Income/(expense) recognised directly in equity	–	–	–	–		(11,049)	(11,049)
Repurchases of shares	–	9	–	–		–	9
Share-based compensation	–	–	–	70	[C]	–	70

At December 31, 2008	3,444	57	154	1,192		(1,669)	3,178

At January 1, 2007	3,444	39	154	736		4,447	8,820
Currency translation differences	–	–	–	–		5,389	5,389
Unrealised gains/(losses) on securities	–	–	–	–		(340)	(340)
Unrealised gains/(losses) on cash flow hedges	–	–	–	–		(116)	(116)

Income/(expense) recognised directly in equity	–	–	–	–		4,933	4,933
Repurchases of shares	–	9	–	–		–	9
Share-based compensation	–	–	–	386	[C]	–	386

At December 31, 2007	3,444	48	154	1,122		9,380	14,148

At January 1, 2006	3,444	13	–	351		(224)	3,584
Currency translation differences	–	–	–	–		3,715	3,715
Unrealised gains/(losses) on securities	–	–	–	–		813	813
Unrealised gains/(losses) on cash flow hedges	–	–	–	–		143	143

Income/(expense) recognised directly in equity	–	–	–	–		4,671	4,671
Effect of Unification[B]	–	–	154	–		–	154
Repurchases of shares	–	26	–	–		–	26
Share-based compensation	–	–	–	385	[C]	–	385

At December 31, 2006	3,444	39	154	736		4,447	8,820

[A]	The merger reserve was established in 2005, when Royal Dutch Shell plc became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of The Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”), the two former public parent companies of the Group (the “Unification”). It relates primarily to the difference between the nominal value of the Company’s shares issued and the nominal value of Royal Dutch and Shell Transport shares received.
[B]	The share premium reserve arose on conversion of loan notes, which were issued consequential to the Unification, into 4,827,974 Class A shares.
[C]	Includes related deferred taxation recognised directly in equity of $68 million in 2008 (2007: $55 million; 2006: $82 million).

Shell Annual Report and Form 20-F 2008  151

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 28 continued

Other comprises currency translation differences, unrealised gains and losses on securities and unrealised gains and losses on cash flow hedges. Further details are given below:

	$ million
		Income/(expense) recognised
	Jan 1,	directly in equity for 2008			Dec 31,
	2008	Pre-tax	Tax	After tax	2008
Currency translation differences		(11,666)	287	(11,379)
Reclassifications to income for the period		(386)	–	(386)

Currency translation differences net of reclassifications	7,781	(12,052)	287	(11,765)	(3,984)

Unrealised gains/(losses) on securities		790	45	835
Reclassifications to income for the period		(117)	6	(111)

Unrealised gains/(losses) on securities net of reclassifications	1,955	673	51	724	2,679

Unrealised gains/(losses) on cash flow hedges		(15)	3	(12)
Reclassifications to income for the period		4	–	4

Unrealised gain/(losses) on cash flow hedges net of reclassifications	(356)	(11)	3	(8)	(364)

Total	9,380	(11,390)	341	(11,049)	(1,669)

	$ million
		Income/(expense) recognised
	Jan 1,	directly in equity for 2007			Dec 31,
	2007	Pre-tax	Tax	After tax	2007
Currency translation differences		6,044	(331)	5,713
Reclassifications to income for the period		(324)	–	(324)

Currency translation differences net of reclassifications	2,392	5,720	(331)	5,389	7,781

Unrealised gains/(losses) on securities		565	(54)	511
Reclassifications to income for the period		(1,065)[A]	214	(851)

Unrealised gains/(losses) on securities net of reclassifications	2,295	(500)	160	(340)	1,955

Unrealised gains/(losses) on cash flow hedges		(145)	(150)	(295)
Reclassifications to income for the period		202	(23)	179

Unrealised gain/(losses) on cash flow hedges net of reclassifications	(240)	57	(173)	(116)	(356)

Total	4,447	5,277	(344)	4,933	9,380

[A]	Includes $(952) million reclassified to other income (see Note 5[A]) following the sale of the equity portfolio held by Shell’s insurance companies and Shell’s interest in Enterprise Product Partners.

	$ million
		Income/(expense) recognised
	Jan 1,	directly in equity for 2006			Dec 31,
	2006	Pre-tax	Tax	After tax	2006
Currency translation differences		4,157	(417)	3,740
Reclassifications to income for the period		(25)	–	(25)

Currency translation differences net of reclassifications	(1,323)	4,132	(417)	3,715	2,392

Unrealised gains/(losses) on securities		997	(97)	900
Reclassifications to income for the period		(120)	33	(87)

Unrealised gains/(losses) on securities net of reclassifications	1,482	877	(64)	813	2,295

Unrealised gains/(losses) on cash flow hedges		192	(52)	140
Reclassifications to income for the period		3	–	3

Unrealised gain/(losses) on cash flow hedges net of reclassifications	(383)	195	(52)	143	(240)

Total	(224)	5,204	(533)	4,671	4,447

152  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29
DIVIDENDS

	$ million
	2008	2007	2006
Interim dividends paid: $1.56 per Class A share (2007: $1.405; 2006: $1.225)[A]	5,458	5,154	4,726
Interim dividends paid: $1.56 per Class B share (2007: $1.405; 2006: $1.225)[A]	4,058	3,847	3,416

Total	9,516	9,001	8,142

[A]	Dividends for 2006 were declared in euro and have been translated, for comparison purposes, to dollars (based on conversion of dollar dividend in respect of American Depository Receipts (ADR) in the applicable period; one ADR is equal to two ordinary shares).

In addition, on January 29, 2009, the Directors proposed a further interim dividend in respect of 2008 of $0.40 per Class A share and $0.40 per Class B share, payable on March 11, 2009, which will absorb an estimated $2,497 million of shareholders’ funds.

30
CONSOLIDATED
STATEMENT OF
CASH FLOWS
The Consolidated Statement of Cash Flows reflects the cash flows arising from the activities of the Company and its subsidiaries as measured in their own currencies, translated to dollars at quarterly average rates of exchange.

Accordingly, the cash flows recorded in the Consolidated Statement of Cash Flows exclude both the currency translation differences that arise as a result of translating the assets and liabilities of non-dollar subsidiaries to dollars at year-end rates of exchange (except for those arising on cash and cash equivalents) and non-cash investing and financing activities. These currency translation differences and non-cash investing and financing activities must therefore be added to the cash flow movements at average rates in order to arrive at the movements derived from the Consolidated Balance Sheet.

2008	$ million
	Movements
	derived from	Movements		Movements
	Consolidated	arising from		derived from
	Statement of	currency	Non-cash	Consolidated
	Cash Flows	translation	movements	Balance Sheet
Intangible assets and property, plant and equipment	19,969	(11,549)	1,752	10,172
Investments	(1,647)	(25)	1,450	(222)
Deferred tax	377	1,666	(1,357)	686
Other non-current assets	2,257	(993)	379	1,643
Inventories	(8,024)	(2,882)	(1,255)	(12,161)
Accounts receivable	11,160	(3,850)	492	7,802
Cash and cash equivalents	5,609	(77)	–	5,532
Current debt	(4,321)	1,068	(508)	(3,761)
Accounts payable, accrued liabilities and other current liabilities	(11,122)	2,430	(318)	(9,010)
Taxes payable	(73)	2,006	(307)	1,626
Non-current debt	(505)	(844)	(60)	(1,409)
Other non-current liabilities	317	2,366	(683)	2,000
Minority interest	325	86	16	427
Treasury shares	(525)	–	215	–
Other items	12,679	(1,167)	184	–

Income for the period	26,476

Currency translation differences (see Note 28)		(11,765)

Movement in equity attributable to Royal Dutch Shell plc shareholders				3,325

Shell Annual Report and Form 20-F 2008  153

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 30 continued

2007	$ million
	Movements
	derived from	Movements		Movements
	Consolidated	arising from		derived from
	Statement of	currency	Non-cash	Consolidated
	Cash Flows	translation	movements	Balance Sheet
Intangible assets and property, plant and equipment	5,412	6,374	(10,695)	1,091
Investments	2,356	554	4,471	7,381
Deferred tax	915	(867)	292	340
Other non-current assets	1,989	535	(599)	1,925
Inventories	7,038	1,600	(350)	8,288
Accounts receivable	12,876	2,386	(692)	14,570
Cash and cash equivalents	498	156	–	654
Current debt	481	(157)	–	324
Accounts payable, accrued liabilities and other current liabilities	(13,220)	(3,143)	2,115	(14,248)
Taxes payable	(2,738)	(850)	(124)	(3,712)
Non-current debt	(2,151)	(699)	200	(2,650)
Other non-current liabilities	(38)	(1,440)	(1,462)	(2,940)
Minority interest	6,960	876	(625)	7,211
Treasury shares	(876)	–	(48)	–
Other items	12,424	64	7,517	–

Income for the period	31,926

Currency translation differences (see Note 28)		5,389

Movement in equity attributable to Royal Dutch Shell plc shareholders				18,234

2006	$ million
	Movements
	derived from	Movements		Movements
	Consolidated	arising from		derived from
	Statement of	currency	Non-cash	Consolidated
	Cash Flows	translation	movements	Balance Sheet
Intangible assets and property, plant and equipment	9,034	3,358	1,496	13,888
Investments	1,772	1,445	1,439	4,656
Deferred tax	(654)	(442)	(829)	(1,925)
Other non-current assets	1,315	390	1,112	2,817
Inventories	2,520	958	(39)	3,439
Accounts receivable	(8,475)	2,035	(278)	(6,718)
Cash and cash equivalents	(2,906)	178	–	(2,728)
Current debt	148	(869)	(1)	(722)
Accounts payable, accrued liabilities and other current liabilities	8,536	(1,627)	(732)	6,177
Taxes payable	4,293	(691)	(841)	2,761
Non-current debt	(2,332)	805	(608)	(2,135)
Other non-current liabilities	(559)	(1,354)	(576)	(2,489)
Minority interest	(1,145)	(939)	(135)	(2,219)
Treasury shares	(493)	–	–	–
Other items	15,257	468	(8)	–

Income for the period	26,311

Currency translation differences (see Note 28)		3,715

Movement in equity attributable to Royal Dutch Shell plc shareholders				14,802

Other items in 2008 include dividends paid to Royal Dutch Shell plc shareholders of $9,516 million (2007: $9,001 million; 2006: $8,142 million) and repurchases of shares of $3,573 million (2007: $4,387 million; 2006: $8,047 million).

Non-cash movements in 2008 mainly relate to the impact on the Consolidated Balance Sheet of disposals of assets and the results of a review of the estimated provision for decommissioning and restoration (see Note 21).

Non-cash movements in 2007 mainly relate to the impact on the Consolidated Balance Sheet of the change in accounting status of Sakhalin II (see Note 27) and the results of a review of the estimated provision for decommissioning and restoration (see Note 21).

Non-cash movements in 2006 mainly relate to the impact on the Consolidated Balance Sheet of new finance leases, acquisitions and the results of a review of the estimated provision for decommissioning and restoration.

154  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31
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

In 2008, SOC and certain other defendants settled 59 of these cases (53 of which were brought by public, quasi-public, or governmental water purveyors), paying $34.2 million on behalf of the Shell entities and $26.0 million on behalf of Motiva Enterprises LLC (one-half of which is owned by subsidiaries of SOC). There are 32 water purveyor matters remaining. A majority asserts damages from contamination threats, rather than actual contamination. Management of the Shell group believes that SOC has no liability in respect of threat-only claims. In 2007, SOC defended a suit brought by the Plainview (New York) Water District (Plainview) in which damages were sought for threats, but not actual damage, to water wells. After a multi-month trial, the Nassau County Supreme Court dismissed Plainview’s claims.

In light of the foregoing, management of the Shell group does not currently believe that the outcome of the remaining oxygenate-related litigation pending, as of December 31, 2008, will have a material impact on the Shell group.

Recategorisation of hydrocarbon reserves
In 2007, Shell reached a settlement of asserted and unasserted claims arising out of the 2004 recategorisation of certain hydrocarbon reserves with representatives of purchasers who resided and purchased Shell shares outside of the USA during the relevant period (Non-US Settlement). The parties to the Non-US Settlement include a shareholders’ foundation, certain of Shell’s institutional investors, and other shareholders’ rights organisations. The terms of the Non-US Settlement agreement principally include settlement relief of $352.6 million to be distributed to the non-US purchasers pursuant to a plan of distribution proposed in the Non-US Settlement, along with certain other relief. The Non-US Settlement agreement (and an amendment to it executed on February 27, 2008) was filed with the Amsterdam Court of Appeals, which has exclusive jurisdiction under Dutch law to determine whether the agreement should be declared binding to the non-US purchasers included within its terms.

The Non-US Settlement is subject to (i) a determination by the Amsterdam Court of Appeals whether to declare the settlement binding for all shareholders that it covers and (ii) agreed opt-out provisions. The Dutch Court held a hearing to address whether to issue a binding declaration regarding the Non-US Settlement in November 2008, but no ruling has been issued. Shell cannot predict how the Dutch court will rule on the request that it declare the settlement agreement binding on all stock purchasers covered by its terms. Nor can Shell predict how many covered purchasers will file defences to the Non-US Settlement or exercise their opt-out right and ask to be excluded from the agreement should the Dutch court declare the agreement binding.

In 2008, a consolidated shareholder class action pending in the US District Court in New Jersey alleging losses related to the 2004 recategorisations of certain hydrocarbon reserves was settled (US Settlement) and the settlement was finally approved by the court. One objector has appealed.

Among other things, the US Settlement provides to all persons and entities who purchased Shell shares on US markets and all US persons and entities who purchased Shell shares on non-US markets during the Relevant Period the following relief: (i) settlement relief of $82.8 million to be distributed to US purchasers pursuant to the plan of distribution, (ii) interest on settlement amounts from April 1, 2008 (and providing the same relief to participants in the Non-US Settlement), and (iii) the US purchasers and participants in the Non-US Settlement collectively will receive an additional payment of $35 million, divided in accordance with proportions determined in the two proposed settlements. Shell has also paid US class counsel’s fees and expenses, and will pay the costs of administering the US settlement.

Provisions were recognised in 2007 and 2008 for the settlement payments and attorneys fees (see Note 21).

Other
Shell subsidiaries are subject to a number of other loss contingencies arising out of litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business. The operations and earnings of Shell subsidiaries continue, from time to time, to be affected to varying degrees by political, legislative, fiscal, and regulatory developments, including those relating to the protection of the environment and indigenous groups, in the countries in which they operate, including for example Nigeria. The industries in which Shell subsidiaries are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

Shell Annual Report and Form 20-F 2008  155

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32
AUDIT FEE
[A] REMUNERATION OF AUDITORS

	$ million
	2008		2007		2006
Auditor remuneration[A]	5		4		4
Audit of accounts of subsidiaries[B]	49		44		48

Total audit fees	54		48		52

Total audit-related services (other services provided pursuant to legislation)	2		3		5

Taxation services[C]	[D	]	[D	]	1

Other services	1		1		1

Total	57		52		59

[A]	Audit of the Parent Company Financial Statements and the Consolidated Financial Statements, including the audit of Shell consolidation returns.
[B]	All other audit fees.
[C]	Fees primarily for tax compliance.
[D]	Less than $1 million.

[B] REMUNERATION FOR SUPPLY OF SERVICES IN RELATION TO RETIREMENT BENEFIT PLANS FOR EMPLOYEES OF SUBSIDIARIES
PricewaterhouseCoopers provides audit services to retirement benefit plans for employees of subsidiaries. Remuneration amounted to $1 million in 2008 (2007: $1 million; 2006: $1 million).

33
EARNINGS
PER SHARE
Basic earnings per share is calculated by dividing the income attributable to Royal Dutch Shell plc shareholders for the year by the weighted average number of Class A and B shares outstanding during the year.

Diluted earnings per share is based on the same income figures. The weighted average number of shares outstanding during the year is adjusted for the number of shares related to share option schemes.

Earnings per share is identical for Class A and Class B shares.

	Income attributable	Basic weighted	Diluted weighted
	to Royal Dutch Shell plc	average number	average number
	shareholders	of Class A and B	of Class A and B
	($ million)	shares	shares
2008	26,277	6,159,102,114	6,171,489,652
2007	31,331	6,263,762,972	6,283,759,171
2006	25,442	6,413,384,207	6,439,977,316

156  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34
OIL AND GAS
EXPLORATION AND
PRODUCTION
ACTIVITIES
The information below reflects the change in 2007 in the accounting treatment of Sakhalin II (included in the Middle East, Russia, CIS) from a subsidiary to an equity-accounted investment (see Note 27).

[A] CAPITALISED COSTS
The aggregate amount of property, plant and equipment and intangible assets of subsidiaries relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31, are shown in the table below:

	$ million
	2008	2007
Cost
Proved properties[A]	116,365	122,572
Unproved properties	18,526	11,312
Support equipment and facilities	4,859	5,156

	139,750	139,040

Depreciation
Proved properties[A]	73,786	80,369
Unproved properties	1,476	1,678
Support equipment and facilities	2,394	2,668

	77,656	84,715

Net capitalised costs	62,094	54,325

[A]	Includes capitalised asset decommissioning and restoration costs and related depreciation.

The Shell share of equity-accounted investments’ net capitalised costs was $17,077 million at December 31, 2008 (2007: $14,949 million).

[B] COSTS INCURRED
Costs incurred by subsidiaries during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table below. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

2008	$ million
				Middle East,		Other
	Europe	Africa[B]	Asia-Pacific	Russia, CIS[C]	USA	Americas	Total
Acquisition of properties
Proved	1	16	61	114	–	661	853
Unproved	–	12	175	–	2,567	4,608	7,362
Exploration	573	521	384	318	980	843	3,619
Development[A]	3,009	638	1,100	3,324	2,877	1,517	12,465

2007	$ million
				Middle East,		Other
	Europe	Africa[B]	Asia-Pacific	Russia, CIS[C]	USA	Americas	Total
Acquisition of properties
Proved	–	–	–	–	–	3	3
Unproved	–	119	7	5	611	65	807
Exploration	479	388	419	434	1,066	423	3,209
Development[A]	3,285	2,108	836	2,966	2,315	1,015	12,525

2006	$ million
				Middle East,		Other
	Europe	Africa[B]	Asia-Pacific	Russia, CIS[C]	USA	Americas	Total
Acquisition of properties
Proved	5	–	–	21	3	474	503
Unproved	6	20	48	17	103	3,053	3,247
Exploration	327	503	289	242	730	417	2,508
Development[A]	3,254	1,758	926	3,889	1,719	973	12,519

[A]	Includes capitalised asset decommissioning and restoration costs.
[B]	Excludes Egypt.
[C]	Includes the Caspian region and Egypt.

Shell Annual Report and Form 20-F 2008  157

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 34 continued

Included in exploration costs in 2008 are $805 million (2007: $594 million; 2006: $388 million) of mainly drilling costs associated with maturing fields for which Shell has taken a final investment decision but for which no proved reserves have yet been recorded.

The Shell share of equity-accounted investments’ costs incurred was $4,737 million in 2008 (2007: $4,317 million; 2006: $2,426 million), mainly in the Middle East, Russia, CIS $2,283 million (2007: $1,811 million; 2006: $838 million), Asia-Pacific $1,659 million (2007: $1,863 million; 2006: $909 million), Europe $321 million (2007: $308 million; 2006: $383 million) and the USA $297 million (2007: $245 million; 2006: $283 million).

[C] EARNINGS
Earnings of subsidiaries from oil and gas exploration and production activities are given in the table below. Certain purchases of traded product are netted into revenue.

2008						$ million
				Middle East,		Other
	Europe	Africa[A]	Asia-Pacific	Russia, CIS[B]	USA	Americas	Total
Revenue:
Third parties	6,210	2,634	2,871	1,533	5,219	1,610	20,077
Inter-segment	13,771	8,429	2,635	11,806	5,235	1,944	43,820

Total	19,981	11,063	5,506	13,339	10,454	3,554	63,897

Production costs	2,884	2,002	1,562	910	1,395	1,001	9,754
Exploration expense	414	256	185	133	680	327	1,995
Depreciation, depletion and amortisation	3,102	1,474	1,173	467	2,166	954	9,336
Other income/(costs)	(440)	(23)	(124)	(1,972)	(76)	(371)	(3,006)

Earnings before taxation	13,141	7,308	2,462	9,857	6,137	901	39,806
Taxation	8,391	4,405	792	8,611	2,044	298	24,541

Earnings after taxation	4,750	2,903	1,670	1,246	4,093	603	15,265

2007						$ million
				Middle East,		Other
	Europe	Africa[A]	Asia-Pacific	Russia, CIS[B]	USA	Americas	Total
Revenue:
Third parties	3,750	675	2,297	1,324	3,099	1,513	12,658
Inter-segment	11,654	8,955	2,022	8,427	5,765	1,522	38,345

Total	15,404	9,630	4,319	9,751	8,864	3,035	51,003

Production costs	2,834	2,069	1,126	898	1,316	879	9,122
Exploration expense	178	254	259	156	675	300	1,822
Depreciation, depletion and amortisation	3,311	1,945	1,014	452	2,183	527	9,432
Other income/(costs)	107	(1,668)	103	(1,544)	(398)	(752)	(4,152)

Earnings before taxation	9,188	3,694	2,023	6,701	4,292	577	26,475
Taxation	4,961	2,283	619	6,069	1,488	(48)	15,372

Earnings after taxation	4,227	1,411	1,404	632	2,804	625	11,103

[A]	Excludes Egypt.
[B]	Includes the Caspian region and Egypt.

158  Shell Annual Report and Form 20-F 2008

CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 34 continued

2006						$ million
				Middle East,		Other
	Europe	Africa[A]	Asia-Pacific	Russia, CIS[B]	USA	Americas	Total
Revenue:
Third parties	5,937	389	2,204	2,352	2,339	1,567	14,788
Inter-segment	11,287	7,393	1,606	7,764	6,266	1,480	35,796

Total	17,224	7,782	3,810	10,116	8,605	3,047	50,584

Production costs	2,636	1,597	848	1,018	1,270	774	8,143
Exploration expense	214	269	165	100	471	179	1,398
Depreciation, depletion and amortisation	3,498	1,508	797	505	1,823	1,034	9,165
Other income/(costs)	(781)	(187)	(17)	(1,372)	(649)	(586)	(3,592)

Earnings before taxation	10,095	4,221	1,983	7,121	4,392	474	28,286
Taxation	6,381	2,170	740	5,857	1,538	131	16,817

Earnings after taxation	3,714	2,051	1,243	1,264	2,854	343	11,469

[A]	Excludes Egypt.
[B]	Includes the Caspian region and Egypt.

The Shell share of equity-accounted investments’ earnings was $4,970 million in 2008 (2007: $3,583 million; 2006: $3,075 million), mainly in Europe $2,512 million (2007: $1,667 million; 2006: $1,411 million), the USA $1,288 million (2007: $929 million; 2006: $875 million) and Asia-Pacific $1,038 million (2007: $686 million; 2006: $725 million).

35
POST-BALANCE SHEET EVENTS
Subsequent to December 31, 2008, 3- and 7-year bonds totalling €3,000 million were issued under the EMTN programme (see Note 18).

Shell Annual Report and Form 20-F 2008  159

SUPPLEMENTARY INFORMATION

OIL AND GAS (UNAUDITED) [A]
RESERVES
Net quantities (which are unaudited) of proved oil and gas reserves are shown in the tables on pages 162 to 168. Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. The unaudited reserve volumes reported exclude volumes attributable to oil and gas discoveries that are not at present considered proved. Such volumes will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements that involve Shell companies in upstream risks and rewards but do not transfer title of the product to those companies.

Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement. These estimates remain subject to revision and are unaudited supplementary information.

[A]	Reserves, reserves volumes and reserves related information and disclosure are referred to as “unaudited” as a means of clarifying that this information is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the Consolidated Financial Statements or the Parent Company Financial Statements.

160  Shell Annual Report and Form 20-F 2008

SUPPLEMENTARY INFORMATION
OIL AND GAS (UNAUDITED) – CRUDE OIL AND NATURAL GAS LIQUIDS

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

Significant changes in crude oil and natural gas liquids proved developed and undeveloped reserves are discussed below:

2008 COMPARED TO 2007
Shell subsidiaries
Africa
The upward net revision of 107 million barrels in revisions and reclassifications was primarily due to re-evaluations in a number of fields following the acquisition of new performance data.

Middle East, Russia, CIS
The upward net revision of 180 million barrels is due to better results from development drilling in Kashagan offsetting negative tail end cut-off effects as a result of the low year end price, and re-evaluation in a number of fields in Oman following the acquisition of new performance data.

Other Americas
The downward net revision of 46 million barrels is mainly due to economics in a number of fields in Canada as a result of the low year-end price.
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

Shell Annual Report and Form 20-F 2008  161

SUPPLEMENTARY INFORMATION
OIL AND GAS (UNAUDITED) – CRUDE OIL AND NATURAL GAS LIQUIDS

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2008			million barrels
				Middle East,		Other
	Europe	Africa[A]	Asia-Pacific	Russia, CIS[B]	USA	Americas	Total
Shell subsidiaries
At January 1	615	567	158	908	375	128	2,751
Revisions and reclassifications	13	107	6	180	35	(46)	295
Improved recovery	–	31	–	23	–	–	54
Extensions and discoveries	9	4	6	14	7	–	40
Purchases of minerals in place	–	–	–	–	–	4	4
Sales of minerals in place	(21)	(4)	(2)	(36)	(1)	–	(64)
Production	(135)	(113)	(32)	(85)	(69)	(26)	(460)

At December 31	481	592	136	1,004	347	60	2,620

Shell share of equity-accounted investments
At January 1	26	–	190	482	297	30	1,025
Revisions and reclassifications	(14)	–	10	(16)	(27)	(6)	(53)
Improved recovery	–	–	–	–	–	–	–
Extensions and discoveries	–	–	1	9	1	–	11
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(1)	–	–	–	(1)
Production	(2)	–	(43)	(80)	(30)	(4)	(159)

At December 31	10	–	157	395	241	20	823

Minority interest in reserves of Shell subsidiaries
At December 31	–	8	–	–	–	–	8

PROVED DEVELOPED RESERVES 2008	million barrels
				Middle East,		Other
	Europe	Africa[A]	Asia-Pacific	Russia, CIS[B]	USA	Americas	Total
Shell subsidiaries
At January 1	470	348	86	286	185	81	1,456
At December 31	376	296	106	260	175	44	1,257

Shell share of equity-accounted investments
At January 1	7	–	151	343	238	25	764
At December 31	8	–	130	294	189	19	640

[A]	Excludes Egypt.
[B]	Includes Caspian region, Egypt and Sakhalin.

162  Shell Annual Report and Form 20-F 2008

SUPPLEMENTARY INFORMATION
OIL AND GAS (UNAUDITED) – CRUDE OIL AND NATURAL GAS LIQUIDS

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2007			million barrels
				Middle East,		Other
	Europe	Africa[A]	Asia-Pacific	Russia, CIS[B]	USA	Americas	Total
Shell subsidiaries
At January 1	711	775	156	1,082	398	148	3,270
Revisions and reclassifications	42	(132)	20	33	51	(10)	4
Improved recovery	–	32	–	1	–	–	33
Extensions and discoveries	29	13	21	66	13	16	158
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	(15)	–	–	(189)	–	–	(204)
Production	(152)	(121)	(39)	(85)	(87)	(26)	(510)

At December 31	615	567	158	908	375	128	2,751

Shell share of equity-accounted investments
At January 1	12	–	183	387	312	33	927
Revisions and reclassifications	(1)	–	49	103	9	–	160
Improved recovery	18	–	–	–	8	–	26
Extensions and discoveries	–	–	2	65	–	–	67
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	(1)	–	–	–	(1)	–	(2)
Production	(2)	–	(44)	(73)	(31)	(3)	(153)

At December 31	26	–	190	482	297	30	1,025

Minority interest in reserves of Shell subsidiaries
At December 31	–	12	1	–	–	–	13

PROVED DEVELOPED RESERVES 2007	million barrels
				Middle East,		Other
	Europe	Africa[A]	Asia-Pacific	Russia, CIS[B]	USA	Americas	Total
Shell subsidiaries
At January 1	533	374	92	386	204	88	1,677
At December 31	470	348	86	286	185	81	1,456

Shell share of equity-accounted investments
At January 1	11	–	132	350	256	24	773
At December 31	7	–	151	343	238	25	764

[A]	Excludes Egypt.
[B]	Includes Caspian region, Egypt and Sakhalin.

Shell Annual Report and Form 20-F 2008  163

SUPPLEMENTARY INFORMATION
OIL AND GAS (UNAUDITED) – CRUDE OIL AND NATURAL GAS LIQUIDS

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2006			million barrels
				Middle East,		Other
	Europe	Africa[A]	Asia-Pacific	Russia, CIS[B]	USA	Americas	Total
Shell subsidiaries
At January 1	857	882	173	993	416	145	3,466
Revisions and reclassifications	30	5	22	7	33	(40)	57
Improved recovery	–	–	–	–	27	–	27
Extensions and discoveries	5	12	1	186	20	9	233
Purchases of minerals in place	20	–	–	–	1	68	89
Sales of minerals in place	(22)	–	–	–	(15)	(2)	(39)
Production	(179)	(124)	(40)	(104)	(84)	(32)	(563)

At December 31	711	775	156	1,082	398	148	3,270

Shell share of equity-accounted investments
At January 1	14	–	241	490	425	–	1,170
Revisions and reclassifications	–	–	(11)	(55)	(80)	34	(112)
Improved recovery	–	–	–	–	–	–	–
Extensions and discoveries	–	–	1	14	–	2	17
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–
Production	(2)	–	(48)	(62)	(33)	(3)	(148)

At December 31	12	–	183	387	312	33	927

Minority interest in reserves of Shell subsidiaries
At December 31	–	13	–	118	–	31	162

PROVED DEVELOPED RESERVES 2006	million barrels
				Middle East,		Other
	Europe	Africa[A]	Asia-Pacific	Russia, CIS[B]	USA	Americas	Total
Shell subsidiaries
At January 1	639	532	93	437	230	86	2,017
At December 31	533	374	92	386	204	88	1,677

Shell share of equity-accounted investments
At January 1	12	–	163	360	346	–	881
At December 31	11	–	132	350	256	24	773

[A]	Excludes Egypt.
[B]	Includes Caspian region, Egypt and Sakhalin.

164  Shell Annual Report and Form 20-F 2008

SUPPLEMENTARY INFORMATION
OIL AND GAS (UNAUDITED) – NATURAL GAS

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

Significant changes in natural gas proved developed and undeveloped reserves are discussed below:

2008 COMPARED TO 2007
Shell subsidiaries
Europe
The net increase of 356 thousand million scf in revisions and reclassifications is related to re-evaluations in a number of fields mainly in the UK, Germany and Denmark following the acquisition of new performance data, which more than offset the negative tail end and economic effects in some fields due to the low year-end price.

Africa
The combined net positive changes of 242 thousand million scf consisting of 113 thousand million scf in revisions and reclassifications and 129 thousand million scf relating to extensions are the result of improved gas recovery factors and additions to the proved areas in a number of fields in Nigeria, more than offsetting negative year-end price effects.

Asia Pacific
The net increase of 609 thousand million scf in revisions and reclassifications is due to the re-evaluation in a number of fields following the acquisition of new performance data and re-evaluation of existing data. These more than offset the negative effects in the tail-end cut off and economics of some fields.

Middle East, Russia, CIS
The net increase in 3,020 thousand million scf results mainly from development activity in Qatar GTL and positive PSC effects related to the low year-end price.

USA
The combined net positive changes of 313 thousand million scf consist of 178 thousand million scf in revisions and reclassifications and
135 thousand million scf of extensions which are the result of infill drilling and better than anticipated performance with some additions to the proved areas in a number of fields.

Other Americas
The net increase of 408 thousand million scf in purchases is associated with the acquisition of Duvernay in Canada.

Shell share of equity-accounted investments
Asia Pacific
The net increase of 320 thousand million scf in revisions and reclassifications is primarily related to the evaluation of existing and new data in a number of Australian fields.

Middle East, Russia, CIS
The net reduction of 559 thousand million scf in revisions and reclassifications is mainly the result of new reservoir data gathered from wells drilled in the Sakhalin II project in Russia and in the Qatar LNG project. The increase of 315 thousand million scf in extensions and discoveries was primarily related to the extension of the proved area of the Qatar LNG project in Qatar.

2007 COMPARED TO 2006
Shell subsidiaries
Europe
The increase of 537 thousand million scf in extensions and discoveries was primarily related to the maturation of various development projects in Norway.

Africa
The downward revision of 348 thousand million scf in revisions and reclassifications was primarily related to the deferral of projects as a result of a reduced funding level imposed by joint venture partners, the security situation and re-evaluations in a number of fields following the acquisition of new performance data.

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

Shell Annual Report and Form 20-F 2008  165

SUPPLEMENTARY INFORMATION
OIL AND GAS (UNAUDITED) – NATURAL GAS

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2008[A][D]					thousand million standard cubic feet
				Middle East,		Other
	Europe	Africa[B]	Asia-Pacific	Russia, CIS[C]	USA	Americas	Total
Shell subsidiaries
At January 1	4,903	1,593	5,252	7,352	2,468	1,257	22,825
Revisions and reclassifications	356	113	609	3,020	178	2	4,278
Improved recovery	–	–	–	–	–	–	–
Extensions and discoveries	93	129	198	14	135	52	621
Purchases of minerals in place	–	–	40	–	–	408	448
Sales of minerals in place	(1)	–	–	–	(7)	–	(8)
Production	(710)	(202)	(671)	(87)	(382)	(185)	(2,237)

At December 31	4,641	1,633	5,428	10,299	2,392	1,534	25,927

Shell share of equity-accounted investments
At January 1	11,578	–	2,044	4,436	12	–	18,070
Revisions and reclassifications	144	–	320	(559)	1	–	(94)
Improved recovery	–	–	–	–	–	–	–
Extensions and discoveries	17	–	15	315	–	–	347
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	(11)	–	–	–	–	–	(11)
Production	(637)	–	(260)	–	(3)	–	(900)

At December 31	11,091	–	2,119	4,192	10	–	17,412

Minority interest in reserves of Shell subsidiaries
At December 31	–	–	21	–	–	–	21

PROVED DEVELOPED RESERVES 2008[A][D]					thousand million standard cubic feet
				Middle East,		Other
	Europe	Africa[B]	Asia-Pacific	Russia, CIS[C]	USA	Americas	Total
Shell subsidiaries
At January 1	3,185	628	2,270	99	1,319	857	8,358
At December 31	3,371	471	3,477	167	1,194	891	9,571

Shell share of equity-accounted investments
At January 1	9,543	–	1,333	–	8	–	10,884
At December 31	9,131	–	1,427	–	8	–	10,566

[A]	These quantities have not been adjusted to standard heat content.
[B]	Excludes Egypt.
[C]	Includes Caspian region, Egypt and Sakhalin.
[D]	Does not include produced gas for own consumption or incidental flaring.

166  Shell Annual Report and Form 20-F 2008

SUPPLEMENTARY INFORMATION
OIL AND GAS (UNAUDITED) – NATURAL GAS

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2007[A][D]					thousand million standard cubic feet
				Middle East,		Other
	Europe	Africa[B]	Asia-Pacific	Russia, CIS[C]	USA	Americas	Total
Shell subsidiaries
At January 1	4,951	2,089	5,485	13,582	2,629	1,322	30,058
Revisions and reclassifications	227	(348)	278	(1,218)	138	59	(864)
Improved recovery	–	–	–	–	–	–	–
Extensions and discoveries	537	65	108	125	162	56	1,053
Purchases of minerals in place	–	–	–	–	–	1	1
Sales of minerals in place	(150)	–	–	(5,046)	(50)	–	(5,246)
Production	(662)	(213)	(619)	(91)	(411)	(181)	(2,177)

At December 31	4,903	1,593	5,252	7,352	2,468	1,257	22,825

Shell share of equity-accounted investments
At January 1	11,902	–	2,176	–	5	1	14,084
Revisions and reclassifications	244	–	121	1,881	7	(1)	2,252
Improved recovery	–	–	–	–	1	–	1
Extensions and discoveries	22	–	6	2,555	–	–	2,583
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	(29)	–	–	–	–	–	(29)
Production	(561)	–	(259)	–	(1)	–	(821)

At December 31	11,578	–	2,044	4,436	12	–	18,070

Minority interest in reserves of Shell subsidiaries
At December 31	–	–	26	–	–	–	26

PROVED DEVELOPED RESERVES 2007[A][D]					thousand million standard cubic feet
				Middle East,		Other
	Europe	Africa[B]	Asia-Pacific	Russia, CIS[C]	USA	Americas	Total
Shell subsidiaries
At January 1	3,224	601	2,263	134	1,504	871	8,597
At December 31	3,185	628	2,270	99	1,319	857	8,358

Shell share of equity-accounted investments
At January 1	9,827	–	1,260	–	4	1	11,092
At December 31	9,543	–	1,333	–	8	–	10,884

[A]	These quantities have not been adjusted to standard heat content.
[B]	Excludes Egypt.
[C]	Includes Caspian region, Egypt and Sakhalin.
[D]	Does not include produced gas for own consumption or incidental flaring.

Shell Annual Report and Form 20-F 2008  167

SUPPLEMENTARY INFORMATION
OIL AND GAS (UNAUDITED) – NATURAL GAS

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2006[A][D]					thousand million standard cubic feet
				Middle East,		Other
	Europe	Africa[B]	Asia-Pacific	Russia, CIS[C]	USA	Americas	Total
Shell subsidiaries
At January 1	5,748	2,173	5,615	7,239	2,680	1,457	24,912
Revisions and reclassifications	(302)	(266)	431	(274)	167	(45)	(289)
Improved recovery	–	–	–	–	–	–	–
Extensions and discoveries	228	348	61	6,723	115	101	7,576
Purchases of minerals in place	18	–	–	–	97	–	115
Sales of minerals in place	(20)	–	–	–	(6)	(3)	(29)
Production	(721)	(166)	(622)	(106)	(424)	(188)	(2,227)

At December 31	4,951	2,089	5,485	13,582	2,629	1,322	30,058

Shell share of equity-accounted investments
At January 1	11,974	–	2,712	–	18	–	14,704
Revisions and reclassifications	420	–	(276)	–	(12)	1	133
Improved recovery	–	–	–	–	–	–	–
Extensions and discoveries	73	–	2	–	–	–	75
Purchases of minerals in place	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–
Production	(565)	–	(262)	–	(1)	–	(828)

At December 31	11,902	–	2,176	–	5	1	14,084

Minority interest in reserves of Shell subsidiaries
At December 31	–	–	33	3,132	–	241	3,406

PROVED DEVELOPED RESERVES 2006[A][D]					thousand million standard cubic feet
				Middle East,		Other
	Europe	Africa[B]	Asia-Pacific	Russia, CIS[C]	USA	Americas	Total
Shell subsidiaries
At January 1	3,662	782	2,249	225	1,608	906	9,432
At December 31	3,224	601	2,263	134	1,504	871	8,597

Shell share of equity-accounted investments
At January 1	10,109	–	1,443	–	15	–	11,567
At December 31	9,827	–	1,260	–	4	1	11,092

[A]	These quantities have not been adjusted to standard heat content.
[B]	Excludes Egypt.
[C]	Includes Caspian region, Egypt and Sakhalin.
[D]	Does not include produced gas for own consumption or incidental flaring.

168  Shell Annual Report and Form 20-F 2008

SUPPLEMENTARY INFORMATION

OIL AND GAS (UNAUDITED)

Standardised Measure of Discounted Future Cash Flows
United States accounting principles require the disclosure of a standardised measure of discounted cash flows, related to proved oil and gas reserve quantities and based on prices and costs at the end of the year, currently enacted tax rates and a 10% annual discount factor. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves that have already been discovered, but which cannot yet be regarded as proved.

2008	$ million
				Middle East,		Other
	Europe	Africa[A]	Asia-Pacific	Russia, CIS[B]	USA	Americas	Total
Shell subsidiaries
Future cash inflows	46,960	23,516	20,048	43,250	25,939	9,080	168,793
Future production costs	17,007	10,772	7,284	11,779	13,737	5,675	66,254
Future development costs	9,848	5,693	4,444	12,076	8,683	2,002	42,746
Future tax expenses	11,188	2,280	2,452	8,592	1,419	495	26,426

Future net cash flows	8,917	4,771	5,868	10,803	2,100	908	33,367
Effect of discounting cash flows at 10%	2,186	1,079	2,132	9,561	338	76	15,372

Standardised measure of discounted future net cash flows	6,731	3,692	3,736	1,242	1,762	832	17,995

Shell share of equity-accounted investments	9,921	–	1,534	1,696	783	66	14,000

Minority interest included	–	(19)	1	–	–	–	(18)

2007	$ million
				Middle East,		Other
	Europe	Africa[A]	Asia-Pacific	Russia, CIS[B]	USA	Americas	Total
Shell subsidiaries
Future cash inflows	107,607	54,597	34,908	86,463	48,696	14,040	346,311
Future production costs	28,937	15,862	9,607	14,814	19,163	7,938	96,321
Future development costs	14,600	5,043	8,618	13,856	6,190	1,591	49,898
Future tax expenses	40,317	20,061	5,598	28,377	8,170	1,223	103,746

Future net cash flows	23,753	13,631	11,085	29,416	15,173	3,288	96,346
Effect of discounting cash flows at 10%	7,192	3,548	4,405	21,058	4,938	846	41,987

Standardised measure of discounted future net cash flows	16,561	10,083	6,680	8,358	10,235	2,442	54,359

Shell share of equity-accounted investments	10,023	–	3,744	5,727	6,434	802	26,729

Minority interest included	–	245	10	–	–	–	255

2006	$ million
				Middle East,		Other
	Europe	Africa[A]	Asia-Pacific	Russia, CIS[B]	USA	Americas	Total
Shell subsidiaries
Future cash inflows	75,438	49,408	23,993	101,791	35,586	11,176	297,392
Future production costs	31,321	14,410	6,414	25,498	16,504	4,946	99,093
Future development costs	10,976	5,853	5,603	19,654	4,952	1,115	48,153
Future tax expenses	24,112	17,388	4,086	20,735	4,946	1,340	72,607

Future net cash flows	9,029	11,757	7,890	35,904	9,184	3,775	77,539
Effect of discounting cash flows at 10%	808	3,324	3,371	23,531	2,333	1,127	34,494

Standardised measure of discounted future net cash flows	8,221	8,433	4,519	12,373	6,851	2,648	43,045

Shell share of equity-accounted investments	8,718	–	1,960	745	3,519	285	15,227

Minority interest included	–	107	2	3,877	–	489	4,475

[A]	Excludes Egypt.
[B]	Includes Caspian region, Egypt and Sakhalin.

Shell Annual Report and Form 20-F 2008  169

SUPPLEMENTARY INFORMATION

OIL AND GAS (UNAUDITED)

CHANGE IN STANDARDISED MEASURE OF SHELL SUBSIDIARIES DISCOUNTED FUTURE NET CASH FLOWS
RELATING TO PROVED OIL AND GAS RESERVES	$ million
	2008	2007	2006
At January 1	54,359	43,045	58,258
Net changes in prices and production costs	(69,345)	59,064	(18,339)
Extensions, discoveries and improved recovery	3,640	9,258	10,540
Purchases and sales of minerals in place	(759)	(9,257)	456
Revisions of previous reserve estimates	12,718	5,781	2,232
Development cost related to future production	(3,275)	(14,601)	(11,236)
Sales and transfers of oil and gas, net of production costs	(48,503)	(37,263)	(37,351)
Development cost incurred during the year	10,669	10,447	11,323
Accretion of discount	10,362	6,862	10,958
Net change in income tax	48,129	(18,977)	16,204

At December 31	17,995	54,359	43,045

Additional Information Concerning Proved Reserves
Proved reserves can be either developed or undeveloped. Subsidiaries proved reserves at December 31, 2008 were divided into 41% developed and 59% undeveloped on a barrel of oil equivalent basis.

Proved reserves are recognised under various forms of contractual agreements. Shell’s proved reserves volumes present in agreements such as PSCs or other forms of economic entitlement contracts at December 31, 2008 where the Shell share of reserves can vary with actual year-end price are approximately 1,174 million barrels of crude oil and natural gas liquids, and 15,110 thousand million standard cubic feet of gas.

170  Shell Annual Report and Form 20-F 2008

SUPPLEMENTARY INFORMATION

OIL SANDS (UNAUDITED)

RESERVES
In addition to proved conventional liquids and natural gas reserves, Shell has considerable interests in minable oil sands reserves in Canada associated with the Athabasca Oil Sands Project. Since the SEC regulations define these reserves as mining related and not part of conventional oil and gas reserves, these are presented separately. These mining reserves are not included in the standardised measure of discounted cash flows for conventional oil and gas reserves presented on pages 169-170.

SEC Industry Guide 7 for Significant Mining Operations states that mining reserves are defined as that part of a mineral deposit that could be economically and legally extracted or produced at the time of reserve determination. SEC Industry Guide 7 provides the following reserve definitions that have been tailored to minable oil sands:

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

Net proven and probable minable oil sands reserves are defined as reserves after the deduction of royalty obligations to the Alberta Government. Under the Mines and Minerals (Royalty Framework) Amendment Act, of 2008 that became law on 1 January 2009, royalties depend on project cash flows. This effect has been taken into account in the volumes reported below. Therefore the calculation of royalties depends on price, production rates, capital costs, and operating costs over the life of the development. The price profile for the calculation of royalty barrels for 2008 is based on the average commodity price taken over the last three years.

Shell subsidiaries’ estimated net proven and probable minable oil sands reserves at the end of the year, and the changes in such reserves during the year are set out below.

MINABLE OIL SANDS RESERVES	million barrels
	2008	2007	2006
Shell subsidiaries’ net proven reserves
At January 1	1,111	1,134	746
Revisions and reclassifications	(85)	6	(19)
Extensions and discoveries	–	–	437
Production	(29)	(29)	(30)

At December 31	997	1,111	1,134

Shell subsidiaries’ net probable reserves
At January 1	362	341	119
Revisions and reclassifications	(13)	21	(16)
Extensions and discoveries	–	–	238

At December 31	349	362	341

Minority interest share of oil sands at December 31
Net proven reserves	–	–	250
Net probable reserves	–	–	75

Shell Annual Report and Form 20-F 2008  171

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

Debt securities held for purposes other than trading
The tables below give details of debt securities held for purposes other than trading by subsidiaries at December 31, at fair value, by year of maturity.

2008	$ million
						2014 and
	2009	2010	2011	2012	2013	after	Total
Fixed rate dollar debt securities	130	53	94	56	2	135	470
Average interest rate	4.1%	4.2%	3.5%	4.8%	9.8%	4.8%
Variable rate dollar debt securities	–	–	–	–	–	30	30
Average interest rate	–	–	–	–	–	5.8%
Fixed rate euro debt securities	5	23	28	48	8	197	309
Average interest rate	3.3%	4.9%	4.6%	4.0%	4.3%	4.4%
Variable rate euro debt securities	1	–	–	–	–	5	6
Average interest rate	7.1%	–	–	–	–	7.8%
Fixed rate pound sterling debt securities	2	2	–	4	–	43	51
Average interest rate	5.9%	4.7%	–	4.5%	–	4.5%
Variable rate pound sterling debt securities	–	–	–	–	–	1	1
Average interest rate	–	–	–	–	–	11.1%
Other fixed rate debt securities	8	3	4	5	1	36	57
Average interest rate	4.3%	8.7%	5.5%	5.9%	7.9%	5.8%
Other variable rate debt securities	27	–	–	–	–	1	28
Average interest rate	15.7%	–	–	–	–	3.7%

Total	173	81	126	113	11	448	952

2007	$ million
						2013 and
	2008	2009	2010	2011	2012	after	Total
Fixed rate dollar debt securities	74	118	46	41	37	103	419
Average interest rate	4.4%	4.2%	4.5%	4.7%	5.2%	5.4%
Variable rate dollar debt securities	25	–	–	–	–	35	60
Average interest rate	5.3%	–	–	–	–	2.0%
Fixed rate euro debt securities	4	5	25	44	22	192	292
Average interest rate	4.7%	3.4%	4.9%	4.9%	4.6%	4.6%
Variable rate euro debt securities	–	1	–	–	–	4	5
Average interest rate	–	6.6%	–	–	–	6.7%
Fixed rate pound sterling debt securities	–	6	3	–	3	47	59
Average interest rate	–	5.5%	4.8%	–	4.9%	5.0%
Fixed rate Danish krone debt securities	35	–	–	36	–	–	71
Average interest rate	4.2%	–	–	4.0%	–	–
Other fixed rate debt securities	176	4	2	–	7	34	223
Average interest rate	5.5%	15.8%	5.1%	–	5.7%	6.5%
Other variable rate debt securities	29	–	–	–	–	3	32
Average interest rate	7.7%	–	–	–	–	5.9%

Total	343	134	76	121	69	418	1,161

Equity securities held for purposes other than trading
At December 31, 2008, subsidiaries held equity securities for purposes other than trading amounting to $5,013 million (2007: $4,919 million). These included shares of the Company, amounting to $1,867 million (2007: $2,392 million), held in connection with share-based compensation plans.

Debt
Note 18 to the Consolidated Financial Statements gives details of debt owed by subsidiaries at December 31, 2008 and 2007 by year of maturity.

172  Shell Annual Report and Form 20-F 2008

SUPPLEMENTARY INFORMATION

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS AND DERIVATIVE COMMODITY INSTRUMENTS (UNAUDITED)

Interest rate swaps
Note 25 to the Consolidated Financial Statements gives details of interest rate swaps held by subsidiaries at December 31, 2008 and 2007 by expected year of maturity. These are held for purposes other than trading. The variable interest rate component of contracts is generally linked to inter-bank offer rates.

Forward foreign exchange contracts and currency swaps
Note 25 to the Consolidated Financial Statements gives details of forward foreign exchange contracts and currency swaps held by subsidiaries at December 31, 2008 and 2007 by expected year of maturity. These are held for purposes other than trading.

Commodity swaps, options and futures held for trading purposes
Note 25 to the Consolidated Financial Statements provides value-at-risk information for commodity swaps, options and futures contracts held for trading purposes. The value-at-risk disclosures also reflect the impact of contracts used in trading operations that may be settled by the physical delivery or receipt of the commodity (see Note 25[C] to the Consolidated Financial Statements).

Shell Annual Report and Form 20-F 2008  173

INDEX TO THE PARENT COMPANY FINANCIAL STATEMENTS

The Parent Company Financial Statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

174  Shell Annual Report and Form 20-F 2008

PARENT COMPANY FINANCIAL STATEMENTS

STATEMENT OF INCOME		$ million
	NOTES	2008	2007
Dividend income		11,558	14,739
Administrative expenses		(62)	(27)
Finance income	3	304	436
Finance expense	3	(823)	(11)

Income before taxation		10,977	15,137
Taxation	5	(46)	(2)

Income for the period attributable to Royal Dutch Shell plc shareholders		10,931	15,135

All results are from continuing activities.

BALANCE SHEET		$ million
	NOTES	Dec 31, 2008	Dec 31, 2007
ASSETS
Non-current assets
Investments in subsidiaries	2	200,613	200,613
Deferred tax	5	18	18

		200,631	200,631

Current assets
Accounts receivable	6	7,487	8,204
Cash and cash equivalents	7	67	657

		7,554	8,861

Total assets		208,185	209,492

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9	916	890

		916	890

Total liabilities		916	890

EQUITY
Ordinary share capital	10	527	536
Other reserves	11	201,324	201,180
Retained earnings		5,418	6,886

Equity attributable to Royal Dutch Shell plc shareholders		207,269	208,602

Total liabilities and equity		208,185	209,492

/s/  Peter Voser
Peter Voser
Chief Financial Officer, for and on behalf of the Board of Directors

March 11, 2009

The Notes on pages 177 to 184 are an integral part of these Parent Company Financial Statements.

Shell Annual Report and Form 20-F 2008  175

PARENT COMPANY FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN EQUITY				$ million
	NOTES	Share capital	Other reserves	Retained earnings	Total equity
At January 1, 2008		536	201,180	6,886	208,602
Income for the period		–	–	10,931	10,931
Share-based compensation	11	–	135	198	333
Dividends paid	12	–	–	(9,516)	(9,516)
Shares repurchased for cancellation	10	(9)	9	(3,081)	(3,081)

At December 31, 2008		527	201,324	5,418	207,269

At January 1, 2007		545	200,824	5,618	206,987
Income for the period		–	–	15,135	15,135
Share-based compensation	11	–	347	–	347
Dividends paid	12	–	–	(9,001)	(9,001)
Shares repurchased for cancellation	10	(9)	9	(4,866)	(4,866)

At December 31, 2007		536	201,180	6,886	208,602

STATEMENT OF CASH FLOWS		$ million
	NOTES	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES
Income for the period		10,931	15,135
Adjustment for:
Dividend income		(11,558)	(14,739)
Current taxation		46	2
Unrealised currency exchange loss/(gain)		787	(140)
Interest income		(304)	(32)
Interest expense		109	11
Decrease in net working capital		27	171

Net cash from operating activities (pre-tax)		38	408
Taxation paid		(619)	(100)

Net cash from operating activities		(581)	308

CASH FLOW FROM INVESTING ACTIVITIES
Interest received		304	32
Dividends received		12,872	13,068

Net cash from investing activities		13,176	13,100

CASH FLOW FROM FINANCING ACTIVITIES
Repurchases of share capital, including expenses		(3,560)	(4,387)
Dividends paid	12	(9,516)	(9,001)
Interest paid		(109)	(11)

Net cash used in financing activities		(13,185)	(13,399)

(Decrease)/increase in cash and cash equivalents		(590)	9
Cash and cash equivalents at January 1	7	657	648

Cash and cash equivalents at December 31	7	67	657

The Notes on pages 177 to 184 are an integral part of these Parent Company Financial Statements.

176  Shell Annual Report and Form 20-F 2008

PARENT COMPANY FINANCIAL STATEMENTS
NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

1
BASIS OF
PREPARATION

The Financial Statements of Royal Dutch Shell plc (the Company) have been prepared in accordance with the provisions of the Companies Act 1985, Article 4 of the International Accounting Standards (IAS) Regulation and with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to the Company, there are no material differences with IFRS as issued by the International Accounting Standards Board (IASB), therefore the Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies set out in Note 2 below have been consistently applied in all periods presented.

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

The financial results of the Company are included in the Consolidated Financial Statements of the Shell group on pages 113 to 159. The financial results of the Company incorporate the results of the Dividend Access Trust, the financial statements for which are presented on pages 187 to 191.

The Company’s principal activity is being the parent company for the Shell group, as described in Note 1 to the Consolidated Financial Statements. It conducts itself wholly within the Corporate business segment (see Note 9 to the Consolidated Financial Statements).

The Financial Statements were approved and authorised for issue by the Board of Directors on March 11, 2009.

2
ACCOUNTING
POLICIES

The Company’s accounting policies follow those of the Shell group as set out in Note 2 to the Consolidated Financial Statements. Key accounting estimates and judgements affecting the assessment and measurement of impairment follow those set out in Note 3 to the Consolidated Financial Statements. The following are the principal accounting policies of the Company.

PRESENTATION CURRENCY
The Company’s presentation and functional currency is US dollars (dollars).

CURRENCY TRANSLATION
Income and expense items denominated in currencies other than the functional currency are translated into the functional currency at the rate ruling on their transaction date. Monetary assets and liabilities recorded in currencies other than the functional currency are expressed in the functional currency at the rates of exchange ruling at the respective balance sheet dates. Differences on translation are included in the Statement of Income.

Share capital issued in currencies other than in the functional currency is translated into the functional currency at the exchange rate as at the date of issue.

TAXATION
The Company is tax resident in the Netherlands.

For the assessment of corporate income tax in the Netherlands, the Company and certain of its subsidiaries form a fiscal unit. As from January 1, 2006 Shell Petroleum N.V. and its fiscal unit subsidiaries have become part of the fiscal unit of which the Company is the parent. As from 2007 onwards, the Company records the resulting current tax payable or receivable for the fiscal unit.

The Company records a tax charge or credit in the Statement of Income calculated at the statutory tax rate prevailing in the Netherlands.

INVESTMENTS
Investments in subsidiaries are stated at cost, net of pre-acquisition dividends receivable and any impairment.

The cost of the Company’s investment in Royal Dutch Petroleum Company (Royal Dutch) was based on the fair value of the Royal Dutch shares, transferred to the Company by the former shareholders of Royal Dutch in exchange for Class A shares in the Company during the public exchange offer (the Royal Dutch Offer). For shares of Royal Dutch tendered in the acceptance period, the fair value was calculated based on the closing price of Royal Dutch’s shares on July 19, 2005. For shares of Royal Dutch tendered in the subsequent acceptance period, the fair value was calculated based on the quoted bid price of the Company’s Class A shares on the specified date.

The cost of the Company’s investment in The Shell Transport and Trading Company Limited (Shell Transport) was the fair value of the Shell Transport shares held by the former shareholders of Shell Transport, which were transferred in consideration for the issuance of Class B shares as part of the Scheme of Arrangement. The fair value was calculated based on the closing price of Shell Transport’s shares on July 19, 2005.

Shell Annual Report and Form 20-F 2008  177

PARENT COMPANY FINANCIAL STATEMENTS
NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

Note 2 continued

As a result of the Unification (see Note 28 to the Consolidated Financial Statements), the Company’s investments in Royal Dutch and Shell Transport now represent an investment in Shell Petroleum. This had no impact on the cost of investments in subsidiaries.

SHARE-BASED COMPENSATION PLANS
The fair value of share-based compensation (IFRS 2 charge) for equity-settled plans granted to employees under the Company’s schemes is recognised as a receivable from subsidiaries from the date of grant over the vesting period with a corresponding increase in equity. The fair value of these plans is determined using a Monte Carlo pricing model.

At the moment of vesting of a plan, the costs for the actual deliveries will be recharged to the relevant employing subsidiaries. If the actual vesting costs are lower than the originally estimated IFRS 2 charge, the difference is accounted for as an increase in the cost of investment. If the actual vesting costs are higher than the originally estimated IFRS 2 charge, the difference is accounted for as a gain in the Statement of Income. Information on the principal plans, including vesting conditions and shares granted, vested and expired or forfeited during the year, is set out in Note 26[A] to the Consolidated Financial Statements.

DIVIDEND INCOME
Interim dividends declared are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport or of Shell Petroleum, in which case income is recognised on declaration date.

3
FINANCE
INCOME/(EXPENSE)

	$ million
	2008	2007
Finance income
Interest income	304	32
Currency exchange gains	–	404

Total	304	436

Finance expense
Interest expense	(109)	(11)
Currency exchange losses	(714)	–

Total	(823)	(11)

4
REMUNERATION
OF DIRECTORS
AND SENIOR
MANAGEMENT

The Directors and Senior Management are remunerated for their services to the Shell group. Remuneration of the Directors and Senior Management is paid by subsidiaries. The Parent Company has received a recharge of $10.5 million (2007: $9.3 million) for the services of Directors and Senior Management.

Remuneration of Directors and Senior Management, detailing short-term and long-term benefits, share-based compensation and gains realised on the exercise of share options, is set out in Note 6[C] to the Consolidated Financial Statements.

5
TAXATION

[A] TAXATION CHARGE FOR THE PERIOD

	$ million
	2008	2007
Charge/(credit) in respect of current period	38	(1)
Adjustment in respect of prior periods	8	3

Current taxation charge	46	2

Reconciliations of the expected tax charge to the actual tax charge are as follows:

	$ million
	2008	2007
Income before taxation	10,977	15,137

Applicable tax charge at statutory tax rate of 25.5% (2007: 25.5%)	2,799	3,860
Income not subject to tax	(2,762)	(3,861)
Adjustment in respect of prior periods	8	3

Taxation charge	46	2

178  Shell Annual Report and Form 20-F 2008

PARENT COMPANY FINANCIAL STATEMENTS
NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

Note 5 continued

The adjustments in respect of prior periods relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared to those used in establishing the current tax position or deferred tax balance in prior periods.

[B] TAXES RECEIVABLE/(PAYABLE)

	$ million
	2008	2007
Income taxes receivable/(payable)	501	(195)

Total	501	(195)

Taxes receivable are reported within accounts receivable; taxes payable are reported within accounts payable and accrued liabilities.

In 2008, current tax recoverable of $4 million (2007: $20 million) and deferred tax of $Nil (2007: $7 million) in connection with stamp duties and commission fees relating to shares repurchased for cancellation was recognised in equity.

[C] DEFERRED TAX ASSETS

$ million
At January 1, 2008	18
Credited to equity	–
Difference in exchange	–

At December 31, 2008	18

At January 1, 2007	10
Credited to equity	7
Difference in exchange	1

At December 31, 2007	18

A deferred tax asset has been recognised in respect of all tax losses as it is probable that these will be recovered, based on future available profits. The tax losses are available for carry-forward and relief in the six years ending December 31, 2014.

6
ACCOUNTS
RECEIVABLE

	$ million
	2008	2007
Amounts due from subsidiaries	6,986	8,202
Other receivables	501	2

Total	7,487	8,204

Amounts due from subsidiaries consist mainly of dividends receivable from Shell Petroleum (see Note 14).

Other receivables comprise $501 million (2007: $Nil) related to current tax receivables (see Note 5).

7
CASH AND
CASH EQUIVALENTS

Cash and cash equivalents comprise call deposits with a subsidiary (see Note 14).

8
FINANCIAL
INSTRUMENTS
AND OTHER
DERIVATIVE
CONTRACTS

Financial assets and liabilities in the Company’s Balance Sheet comprise cash and cash equivalents (see Note 7), accounts receivable (see Note 6) and certain amounts reported within accounts payable and accrued liabilities (see Note 9).

Foreign exchange derivatives are used by the Company to manage foreign exchange risk. Foreign exchange risk arises when certain transactions are denominated in a currency that is not the Company’s functional currency. The Company has hedging and treasury policies in place that are designed to measure and manage its foreign currency exposures by reference to its functional currency and to report foreign exchange gains and losses.

The fair value of financial assets and liabilities at December 31, 2008 and 2007 approximates their carrying amount.

Shell Annual Report and Form 20-F 2008  179

PARENT COMPANY FINANCIAL STATEMENTS
NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

9
ACCOUNTS PAYABLE
AND ACCRUED LIABILITIES

	$ million
	2008	2007
Accruals	14	483
Withholding tax payable	290	209
Taxes payable	–	195
Amounts owed to subsidiaries	611	2
Unclaimed dividends	1	1

Total	916	890

Accruals in 2007 included an amount of $479 million relating to contracts with external banks for share buybacks during the closed period. In 2008, no contracts were entered into for share buybacks during the closed period.

10
ORDINARY SHARE
CAPITAL

AUTHORISED		Number of shares
	Dec 31, 2008	Dec 31, 2007
Class A shares of €0.07 each	4,077,359,886	4,077,359,886
Class B shares of €0.07 each	2,759,360,000	2,759,360,000
Unclassified shares of €0.07 each	3,163,280,114	3,101,000,000
Euro deferred shares of €0.07 each	–	62,280,114
Sterling deferred shares of £1 each	50,000	50,000

On March 12, 2008 62,280,114 Euro deferred shares were converted into 62,280,114 unclassified shares with a nominal value of €0.07 each.

ISSUED AND FULLY PAID		Number of shares
	shares of €0.07 each		shares of £1 each
	Class A	Class B	Sterling deferred
At January 1, 2008	3,583,505,000	2,759,360,000	50,000
Shares repurchased for cancellation	(37,841,027)	(63,551,897)	–

At December 31, 2008	3,545,663,973	2,695,808,103	50,000

At January 1, 2007	3,695,780,000	2,759,360,000	50,000
Shares repurchased for cancellation	(112,275,000)	–	–

At December 31, 2007	3,583,505,000	2,759,360,000	50,000

NOMINAL VALUE	$ million
	shares of €0.07 each		shares of £1 each
	Class A	Class B	Sterling deferred	Total
At January 1, 2008	303	233	[A]	536
Shares repurchased for cancellation	(3)	(6)	–	(9)

At December 31, 2008	300	227	[A]	527

At January 1, 2007	312	233	[A]	545
Shares repurchased for cancellation	(9)	–	–	(9)

At December 31, 2007	303	233	[A]	536

[A]	Less than $1 million.

In the period from January 2, 2007 to December 19, 2007 112,275,000 Class A shares were repurchased under the Company’s share buyback programme and cancelled.

In the period from January 2, 2008 to November 7, 2008 37,841,027 Class A shares and 63,551,897 Class B shares were repurchased under the Company’s share buyback programme and cancelled.

The Class B shares rank pari passu in all respects with the Class A shares except for the dividend access mechanism described below. The Company and Shell Transport can procure the termination of the dividend access mechanism at any time. Upon such termination, the Class B shares will form one class with the Class A shares ranking pari passu in all respects and the Class A shares and Class B shares will be known as ordinary shares without further distinction.

180  Shell Annual Report and Form 20-F 2008

PARENT COMPANY FINANCIAL STATEMENTS
NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

Note 10 continued

The sterling deferred shares are redeemable only at the discretion of the Company at £1 for all sterling deferred shares redeemed at any one time, and carry no voting rights. There are no further rights to participate in profits or assets, including the right to receive dividends. Upon winding up or liquidation, the shares carry a right to repayment of paid-up nominal value, ranking ahead of the ordinary shares and Class A and Class B shares.

For information on the number of shares in the Company held by Shell employee share ownership trusts and in connection with share-based compensation plans, refer to Note 26 of the Consolidated Financial Statements.

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

Description of dividend access mechanism
A dividend access share has been issued by Shell Transport to Lloyds TSB Offshore Trust Company Limited (Lloyds) as dividend access trustee. Pursuant to a declaration of trust, Lloyds will hold any dividends paid in respect of the dividend access share on trust for the holders of Class B shares from time to time and will arrange for prompt disbursement of such dividends to holders of Class B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends that are unclaimed after 12 years will revert to Shell Transport. Holders of Class B shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of Class B shares will be dividends paid to the dividend access trustee in respect of the dividend access share.

The declaration and payment of dividends on the dividend access share will require Board action by Shell Transport and will be subject to any applicable legal or articles limitations in effect from time to time. In no event will the aggregate amount of the dividend paid by Shell Transport under the dividend access mechanism for a particular period exceed the aggregate amount of the dividend declared by the Company’s Board on the Class B shares in respect of the same period.

Operation of the dividend access mechanism
Following the declaration of a dividend by the Company on the Class B shares, Shell Transport may declare a dividend on the dividend access share. Shell Transport will not declare a dividend on the dividend access share before the Company declares a dividend on the Class B shares, as Shell Transport will need to know what dividend the Company has declared on the Class B shares. This is to ensure that the dividend declared on the dividend access share does not exceed an amount equal to the total dividend declared by the Company on the Class B shares.

To the extent that a dividend is declared by Shell Transport on the dividend access share and paid to the dividend access trustee, the holders of the Class B shares will be beneficially entitled to receive their share of that dividend pursuant to the declaration of trust (and arrangements will be made to ensure that the dividend is paid in the same currency in which they would have received a dividend from the Company).

If any amount is paid by Shell Transport by way of a dividend on the dividend access share and paid by the dividend access trustee to any holder of Class B shares, the dividend that the Company would otherwise pay on the Class B shares will be reduced by an amount equal to the amount paid to such holders of Class B shares by the dividend access trustee.

The Company will have a full and unconditional obligation, in the event that the dividend access trustee does not pay an amount to holders of Class B shares on a cash dividend payment date (even if that amount has been paid to the dividend access trustee), to pay immediately the dividend declared on the Class B shares. The right of holders of Class B shares to receive distributions from the dividend access trustee will be reduced by an amount equal to the amount of any payment actually made by the Company on account of any dividend on Class B shares.

The dividend access mechanism may be suspended or terminated at any time by the Company’s Directors or the Directors of Shell Transport, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

Shell Annual Report and Form 20-F 2008  181

PARENT COMPANY FINANCIAL STATEMENTS
NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

11
OTHER RESERVES

ANALYSIS OF OTHER RESERVES		$ million
	Share premium	Capital redemption
	reserve	reserve	Share plan reserve	Other reserve	Total
At January 1, 2008	154	48	601	200,377	201,180
Share-based compensation	–	–	135	–	135
Shares repurchased for cancellation	–	9	–	–	9

At December 31, 2008	154	57	736	200,377	201,324

At January 1, 2007	154	39	254	200,377	200,824
Share-based compensation	–	–	347	–	347
Shares repurchased for cancellation	–	9	–	–	9

At December 31, 2007	154	48	601	200,377	201,180

SHARE PREMIUM RESERVE
On January 6, 2006 loan notes were converted into 4,827,974 Class A shares. The difference between the value of the loan notes and the value of the new shares issued was credited to the share premium reserve.

CAPITAL REDEMPTION RESERVE
As required by the Companies Act 1985, the equivalent of the nominal value of shares cancelled is transferred to a capital redemption reserve.

SHARE PLAN RESERVE
The share plan reserve represents the fair value of share-based compensation granted to employees under the Company’s equity-settled schemes, which is charged to the relevant employing subsidiary with a corresponding increase shown in equity.

OTHER RESERVE
The other reserve was created as a result of the Unification and represents the difference between the cost of the investment in Shell Transport and Royal Dutch and the nominal value of shares issued in exchange for those investments as required by section 131 of the Companies Act 1985.

12
DIVIDENDS

DIVIDENDS PAID	$ million
Interim paid on March 12, 2008:	$0.36 per Class A share	1,323
Interim paid on March 12, 2008:	$0.36 per Class B share	1,006
Interim paid on June 11, 2008:	$0.40 per Class A share	1,409
Interim paid on June 11, 2008:	$0.40 per Class B share	1,077
Interim paid on September 10, 2008:	$0.40 per Class A share	1,312
Interim paid on September 10, 2008:	$0.40 per Class B share	980
Interim paid on December 10, 2008:	$0.40 per Class A share	1,414
Interim paid on December 10, 2008:	$0.40 per Class B share	995

Total paid in 2008		9,516

Interim paid on March 14, 2007:	$0.325 per Class A share[A]	1,204
Interim paid on March 14, 2007:	$0.325 per Class B share[A]	884
Interim paid on June 13, 2007:	$0.36 per Class A share	1,304
Interim paid on June 13, 2007:	$0.36 per Class B share	984
Interim paid on September 12, 2007:	$0.36 per Class A share	1,321
Interim paid on September 12, 2007:	$0.36 per Class B share	987
Interim paid on December 12, 2007:	$0.36 per Class A share	1,325
Interim paid on December 12, 2007:	$0.36 per Class B share	992

Total paid in 2007		9,001

[A]	Dividends for 2006 were declared in euro and have been translated, for comparison purposes, to dollars (based on the conversion of dollar dividend in respect of American Depositary Receipts (ADR) in the applicable period; one ADR is equal to two ordinary shares).

In addition, on January 29, 2009, the Directors proposed a further interim dividend in respect of 2008 of $0.40 per Class A share and $0.40 per Class B share, payable on March 11, 2009, which will absorb an estimated $2,497 million of shareholders’ funds. The dividends on the Class B shares are paid via the Dividend Access Trust (see Note 10).

182  Shell Annual Report and Form 20-F 2008

PARENT COMPANY FINANCIAL STATEMENTS
NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

13
EARNINGS PER
SHARE

Please refer to Note 33 to the Consolidated Financial Statements.

14
RELATED PARTY
TRANSACTIONS

The Company deposited cash balances with Shell Treasury Centre Limited, a subsidiary. The Company earned interest on these balances of $19 million in 2008 (2007: $31 million). At December 31, 2008 the balance deposited was $67 million (2007: $657 million), consisting of sterling, euro and dollar balances. These balances are presented within cash and cash equivalents. Interest in 2008 and 2007 on the euro balance is calculated at EONIA less 0.0625%, on the sterling balance at LIBOR and on the dollar balance at US LIBOR less 0.125%.

The Company has balances with Shell Treasury Luxembourg Sarl, a subsidiary. The Company paid interest on these balances of $196 million in 2008 (2007: $11 million). At December 31, 2008 the amount payable to Shell Treasury Luxembourg was $611 million, consisting of sterling, euro and dollar balances, presented within amounts owed to subsidiaries (2007: $69 million presented within amounts due from subsidiaries). Interest in 2008 and 2007 on the euro balance is calculated at EONIA less 0.0625%, on the sterling balance at LIBOR and on the dollar balance at US LIBOR.

Dividends of $11,558 million in 2008 (2007: $14,739 million) were receivable from subsidiaries. At December 31, 2008 an amount of $6,100 million was outstanding (2007: $7,414 million).

During 2008, share-based compensation was granted to employees that worked for Shell in 2005. The compensation was granted based on the Company’s vested schemes. The IFRS 2 charge relating to these schemes was $267 million. Of this, $176 million was recharged to the relevant employing subsidiaries, $69 million related to US subsidiaries that were not recharged, and the remaining $22 million related to the Company’s employees.

At December 31, 2008 an amount of $736 million (2007: $601 million) was receivable from subsidiaries in respect of the fair value of share-based compensation granted to employees under the Company’s schemes.

In 2008, Shell Petroleum settled tax balances with the Company in cash for an amount of $Nil (2007: $173 million). In 2008, the Company settled balances with several subsidiaries amounting to $30 million (2007: $35 million) relating to the Company’s employee costs. At December 31, 2008 a balance of $15 million was owing to subsidiaries (2007: $115 million due from subsidiaries) in respect to these transactions.

The Company is recharged certain administrative expenses from subsidiaries, which amounted to $25 million in 2008 (2007: $27 million).

The Company recharged certain administrative expenses to subsidiaries, which amounted to $4 million in 2008 (2007: $3 million).

Invoices from third-party suppliers were paid by Shell International B.V., a subsidiary, on behalf of the Company amounting to $8 million (2007: $7 million).

In 2007, the Dutch Fiscal Unit utilised all its deferred tax losses and as a result the tax payable position was transferred from Shell Petroleum to the parent of the fiscal unit. The total tax amount that was transferred between Shell Petroleum and the Company during 2008 was $80 million (2007: $304 million).

The Company enters into forward and spot foreign exchange contracts with Treasury companies, which are subsidiaries. At December 31, 2008 there were no open contracts with these companies in respect of foreign exchange contracts.

The Company has guaranteed listed debt issued by subsidiaries amounting to $16,233 million (2007: $9,475 million).

15
LEGAL PROCEEDINGS

Please refer to Note 31 to the Consolidated Financial Statements.

16
POST-BALANCE
SHEET EVENTS

Subsequent to December 31, 2008, 3- and 7-year bonds totalling €3,000 million were issued by a subsidiary under the EMTN programme (see Note 18 to the Consolidated Financial Statements) and are guaranteed by the Company.

Shell Annual Report and Form 20-F 2008  183

PARENT COMPANY FINANCIAL STATEMENTS
NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

17
ASSOCIATED
COMPANIES AND
JOINTLY
CONTROLLED
ENTITIES

The Company has no direct interest in associated companies and jointly controlled entities. Shell’s major investments in associated companies and jointly controlled entities at December 31, 2008, and Shell’s percentage of share capital, are set out in Note 12 to the Consolidated Financial Statements. A complete list of investments in subsidiary and associated companies and jointly controlled entities will be attached to the Company’s annual return made to the Registrar of Companies.

18
SUBSIDIARIES

The significant subsidiary undertakings of Shell at December 31, 2008, and Shell’s percentage of share capital (to the nearest whole number) are set out in Exhibit 8. All of these subsidiaries have been included in Shell’s Consolidated Financial Statements. Those held directly by the Company are marked with an asterisk (*). A complete list of investments in subsidiary and associated companies and jointly controlled entities will be attached to the Company’s annual return made to the Registrar of Companies.

19
AUDIT FEE

Auditors’ remuneration for audit services during the year was $160,000 (2007: $206,000).

184  Shell Annual Report and Form 20-F 2008

REPORTS OF THE INDEPENDENT AUDITORS

REPORT ON THE ANNUAL REPORT AND ACCOUNTS

Independent auditors’ report to Lloyds TSB Offshore Trust Company Limited, trustee of the Royal Dutch Shell Dividend Access Trust
We have audited the Financial Statements of the Royal Dutch Shell Dividend Access Trust for the year ended December 31, 2008, which comprise the Statement of Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related Notes. These Financial Statements have been prepared under the accounting policies set out therein.

Respective responsibilities of Trustee and Auditors
The trustee is responsible for preparing the Financial Statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

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

We report to you our opinion as to whether the Financial Statements give a true and fair view. We also report to you if, in our opinion, the Trust has not kept proper accounting records, or if we have not received all the information and explanations we require for our audit.

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

Opinion
In our opinion the Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Trust’s affairs as at December 31, 2008 and of its result and cash flows for the year then ended.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
March 11, 2009

Shell Annual Report and Form 20-F 2008  185

REPORTS OF THE INDEPENDENT AUDITORS

REPORT ON THE ANNUAL REPORT ON FORM 20-F

Report of independent registered public accounting firm

To Lloyds TSB Offshore Trust Company Limited, trustee of the Royal Dutch Shell Dividend Access Trust and the Board of Directors and Shareholders of Royal Dutch Shell plc
In our opinion, the accompanying Statement of Income and the related Balance Sheet, the Statement of Changes in Equity and the Statement of Cash Flows present fairly, in all material respects, the financial position of the Royal Dutch Shell Dividend Access Trust at December 31, 2008 and December 31, 2007 and the results of its operations and cash flows for each of the three periods ended December 31, 2008, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. Also, in our opinion the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. The trustee and the management of Royal Dutch Shell plc are responsible for these Financial Statements, for maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting, included in the accompanying Corporate Governance statement as set out on page 101. Our responsibility is to express opinions on these Financial Statements and on the Trust’s internal control over financial reporting based on our audits which were integrated in 2008 and 2007. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
London
March 11, 2009

Note that the report set out above is included for the purpose of Royal Dutch Shell’s Annual Report on Form 20-F for 2008 only and does not form part of Royal Dutch Shell’s Annual Report and Accounts for 2008.

186  Shell Annual Report and Form 20-F 2008

INDEX TO THE ROYAL DUTCH SHELL
DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

Shell Annual Report and Form 20-F 2008  187

ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

Royal Dutch Shell Dividend Access Trust Financial Statements

STATEMENT OF INCOME			£ million
	2008	2007	2006
Dividend income	2,277	1,930	1,837

Income before and after taxation and for the period	2,277	1,930	1,837

All results are from continuing activities.

BALANCE SHEET		£ million
	NOTES	Dec 31, 2008	Dec 31, 2007
ASSETS
Current assets
Cash and cash equivalents		–	–

Total assets		–	–

LIABILITIES
Current liabilities
Other liabilities		–	–

Total liabilities		–	–

EQUITY
Capital account	4	–	–
Revenue account		–	–

Total equity		–	–

Total liabilities and equity		–	–

/s/ Jeremy Le Maistre	/s/ Davinia Smith

Jeremy Le Maistre	Davinia Smith
Director, for and on behalf of Lloyds TSB Offshore Trust Company Limited	Director, for and on behalf of Lloyds TSB Offshore Trust Company Limited

March 11, 2009

The Notes on pages 190 to 191 are an integral part of these Royal Dutch Shell Dividend Access Trust Financial Statements.

188  Shell Annual Report and Form 20-F 2008

ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN EQUITY			£ million
	NOTES	Capital account	Revenue account	Total equity
At January 1, 2008		–	–	–
Income for the period		–	2,277	2,277

Total recognised income for the period		–	2,277	2,277
Distributions made	5	–	(2,277)	(2,277)

At December 31, 2008		–	–	–

At January 1, 2007		–	–	–
Income for the period		–	1,930	1,930

Total recognised income for the period		–	1,930	1,930
Distributions made	5	–	(1,930)	(1,930)

At December 31, 2007		–	–	–

At January 1, 2006		–	–	–
Income for the period		–	1,837	1,837

Total recognised income for the period		–	1,837	1,837
Distributions made	5	–	(1,837)	(1,837)

At December 31, 2006		–	–	–

STATEMENT OF CASH FLOWS		£ million
	2008	2007	2006
CASH FLOW FROM OPERATING ACTIVITIES
Income for the period	2,277	1,930	1,837
Adjustment for:
Dividends received	(2,277)	(1,930)	(1,837)

Net cash from operating activities	–	–	–

CASH FLOW FROM INVESTING ACTIVITIES
Dividends received	2,277	1,930	1,837

Net cash from investing activities	2,277	1,930	1,837

CASH FLOW FROM FINANCING ACTIVITIES
Distributions made	(2,277)	(1,930)	(1,837)

Net cash used in financing activities	(2,277)	(1,930)	(1,837)

Change in cash and cash equivalents	–	–	–
Cash and cash equivalents at January 1	–	–	–

Cash and cash equivalents at December 31	–	–	–

The Notes on pages 190 to 191 are an integral part of these Royal Dutch Shell Dividend Access Trust Financial Statements.

Shell Annual Report and Form 20-F 2008  189

ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS
NOTES TO THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

1
THE TRUST

The Royal Dutch Shell Dividend Access Trust (the Trust) was established on May 19, 2005 by The Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, plc (Shell Transport)) and Royal Dutch Shell plc (the Company). The Trust is governed by the applicable laws of England and Wales and is resident in Jersey. The Trustee of the Trust is Lloyds TSB Offshore Trust Company Limited (registration number 7748), PO Box 160, 25 New Street, St Helier, Jersey, JE4 8RG. The Trust was established as part of a dividend access mechanism.

A Dividend Access Share was issued by Shell Transport, a company in the Royal Dutch Shell group, to the Trustee of the Dividend Access Trust. Following the declaration of a dividend by the Company on the Class B shares, Shell Transport may declare a dividend on the Dividend Access Share.

The primary purpose of the Trust is for the trustee to receive, as Trustee for the Class B shareholders of the Company and in accordance with their respective holdings of Class B shares in the Company, any amounts paid by way of dividend on the Dividend Access Share and to pay such amounts to the Class B shareholders on the same pro rata basis.

The Trust shall not endure for a period in excess of 80 years from May 19, 2005, being the date on which the Trust Deed was executed.

2
BASIS OF
PREPARATION

The Financial Statements of the Trust have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to the Royal Dutch Shell Dividend Access Trust, there are no material differences with IFRS as issued by the International Accounting Standards Board, therefore the Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies set out in Note 3 below have been consistently applied in all periods presented.

The Financial Statements have been prepared under the historical cost convention. The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Trust’s accounting policies. Actual results may differ from these estimates. The financial results of the Trust are included in the Consolidated and Parent Company Financial Statements on pages 113 to 159 and pages 174 to 184 respectively. The Financial Statements were approved and authorised for issue on March 11, 2009 by the Directors of Lloyds TSB Offshore Trust Company Limited, as Trustee.

3
ACCOUNTING
POLICIES

The Trust’s accounting policies follow those of the Shell group as set out in Note 2 to the Consolidated Financial Statements. The following are the principal accounting policies of the Trust.

FUNCTIONAL CURRENCY
The functional currency of the Trust is sterling. The Trust dividend income and dividends paid are principally in sterling.

FOREIGN CURRENCY TRANSLATION
Income and expense items denominated in currencies other than the functional currency are translated into the functional currency at the rate ruling on their transaction date. Monetary assets and liabilities recorded in currencies other than the functional currency are expressed in the functional currency at the rates of exchange ruling at the respective balance sheet dates. Differences on translation are included in the Statement of Income.

TAXATION
The Trust is not subject to taxation.

DIVIDEND INCOME
Interim dividends declared on the Dividend Access Share are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport, in which case income is recognised based on the record date of the dividend by the Company on its Class B shares.

4
CAPITAL ACCOUNT

The capital account is represented by the Dividend Access Share of 25 pence settled in the Trust by Shell Transport.

5
DISTRIBUTIONS MADE

Distributions are made to the Class B shareholders of the Company in accordance with the Trust Deed. Refer to Note 12 of the Parent Company Financial Statements for information about dividends per share. Unclaimed dividends amounted to £205,528 as at December 31, 2008 (2007: £444,639; 2006: £27,465), which are not included in distributions made. Amounts are recorded as distributed once a wire transfer or cheque is issued. All cheques are valid for one year from the date of issue. Any wire transfers that are not completed are replaced by cheques. To the extent that cheques expire or are returned unpresented, the Trust records a liability for unclaimed dividends and a corresponding amount of cash.

6
AUDIT FEE

Auditors’ remuneration for audit services during the year was £37,250 (2007: £35,000; 2006: £35,000).

190  Shell Annual Report and Form 20-F 2008

ROYAL DUTCH SHELL GROUP DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS
NOTES TO THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

7
FINANCIAL
INSTRUMENTS

The Trust, in its normal course of business, is not subject to market risk, credit risk or liquidity risk. The Trustees do not consider that any foreign exchange exposures will materially affect the operations of the Trust.

8
RELATED PARTY TRANSACTIONS

Shell Transport, a signatory to the Trust Deed, issued a Dividend Access Share to the Trustee of the Trust. The Trust received dividend income of £2,277 million (2007: £1,930 million; 2006: £1,837 million) in respect of the Dividend Access Share. The Trust made distributions of £2,277 million (2007: £1,930 million; 2006: £1,837 million) to the Class B shareholders of the Company, a signatory to the Trust Deed.

Shell Annual Report and Form 20-F 2008  191

INDEX TO THE EXHIBITS

Exhibit No.	Description	Page
1.1	Memorandum of Association of Royal Dutch Shell plc (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (Registration No. 333-125037) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on May 18, 2005).
1.2	Articles of Association of Royal Dutch Shell plc (incorporated by reference to Exhibit 99.3) to the Report on Form 6-K of Royal Dutch Shell plc furnished to the Securities and Exchange Commission on November 5, 2008.
2	Dividend Access Trust Deed (incorporated by reference to Exhibit 2 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File no 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2007).
4.2	Shell Provident Fund Regulations and Trust Agreement (incorporated by reference to Exhibit 4.7 to the Post-Effective Amendment to Registration Statement on Form S-8 (Registration No. 333-126715) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on June 18, 2007).
4.3	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.3 to the Annual Report for the fiscal year ended December 31, 2005, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2006).
4.4	Senior Debt Securities Indenture dated June 27, 2006, among Shell International Finance B.V., as issuer, Royal Dutch Shell plc, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 (Registration No. 333-126726) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on July 20, 2005, amended from then to be dated as of June 27, 2006, and with the parties signatures).
4.5	Form of Directors Letter of appointments (incorporated by reference to Exhibits 4.5 – 4.11 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File No. 001-325751) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2007).
7.1	Calculation of Ratio of Earnings to Fixed Charges.	E1
7.2	Calculation of Return on Average Capital Employed (ROACE) (incorporated by reference to page 56 herein).
7.3	Calculation of gearing ratio (incorporated by reference to page 57 and Note 18[D] to the Consolidated Financial Statements on pages 136-137 herein).
8	Significant Shell subsidiaries as at December 31, 2008.	E2
12.1	Section 302 Certification of Royal Dutch Shell plc.	E7
12.2	Section 302 Certification of Royal Dutch Shell plc.	E8
13.1	Section 906 Certification of Royal Dutch Shell plc.	E9
99.1	Consent of PricewaterhouseCoopers LLP, London.	E10
99.2	Consent of PricewaterhouseCoopers LLP, London relating to the Royal Dutch Shell Dividend Access Trust.	E11

192  Shell Annual Report and Form 20-F 2008

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on Form 20-F on its behalf.

Royal Dutch Shell plc

/s/  Jeroen van der Veer
Jeroen van der Veer
Chief Executive

March 11, 2009

Shell Annual Report and Form 20-F 2008  193

ANNUAL REPORT AND FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008
CONTACT INFORMATION

REGISTERED OFFICE
Royal Dutch Shell plc
Shell Centre
London SE1 7NA
United Kingdom
Registered in England and Wales
Company number 4366849
Registered with the Dutch Trade Register
under number 34179503
HEADQUARTERS
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
SHARE REGISTRAR
Equiniti
Aspect House, Spencer Road
Lancing, West Sussex BN99 6DA
United Kingdom
Freephone 0800 169 1679 (UK only)
Tel +44 (0)121 415 7073
Fax +44 (0)190 383 3168
www.shareview.co.uk for online information
about your holding. Shareholder reference
number will be required — shown on your
share certificates, tax vouchers or your
Shell Nominee Statement.
AMERICAN DEPOSITARY RECEIPTS (ADRS)
The Bank of New York Mellon
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252—8516
USA
Tel +1 888 737 2377 (USA only)
Tel +1 201 680 6825 (international)
E-mail shrrelations@bnymellon.com
www.bnymellon.com/shareowner
CORPORATE ISA/PEP
BNP Paribas Securities Services
Block C, Western House
Lynchwood Business Park
Peterborough PE2 6BP
United Kingdom
Tel 0845 358 1102 (UK only)
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
Investor Relations
Royal Dutch Shell plc
PO Box 162
2501 AN The Hague
The Netherlands
Tel +31 (0)70 377 4540
Tel +44 (0)20 7934 3856
E-mail ir-europe@shell.com
or
Investor Relations
Shell Oil Company
630 Fifth Avenue Suite 3166
New York, NY 10111
USA
Tel +1 212 218 3113
Fax +1 212 218 3114
E-mail ir-newyork@shell.com
Designed by Flag
Typeset by Bowne
Printed by Taylor Bloxham under ISO 14001

SHELL ANNUAL REPORTS

Annual Report and Form 20-F
for the year ended December31,
2008
A comprehensive operational
and financial overview of Shell.
Annual Review and Summary
Financial Statements 2008
A summarised operational and
financial overview of Shell.
Jaaroverzicht en verkorte
jaarrekening 2008
Dutch language version.
Financial and Operational
Information 2004—2008
Five years’ detailed financial and
operational information, including
maps.

Shell Sustainability Report 2008
Report on progress in contributing
to sustainable development.
Shell Sustainability Review 2008
A summarised report on progress
in contributing to sustainable
development.
OTHER PUBLICATIONS
Shell Technology Report
An overview of 27 advanced technologies. www.shell.com/technology
Shell General Business Principles
Fundamental principles that govern how
each Shell company conducts its affairs. www.shell.com/sgbp
Shell Code of Conduct
Standards of behaviour expected from
employees.
www.shell.com/codeofconduct

AVAILABLE FROM

www.shell.com/annualreport	Royal Dutch Shell plc	Annual Report/20-F Service for
The online reports have interactive	c/o Bankside	US residents — Tel +1 888 400 7789
tools to generate charts and to	Tel +44 (0)1635 232 700
download pdfs by chapter.	E-mail bbs@shellbankside.co.uk
Financial tables can be downloaded
as Excel files.