Form 20-F
period 2009-12-31
Royal Dutch Shell plc
filed 2010-03-16
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number 1-32575

Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)
Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands
Tel. no: 011 31 70 377 9111
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Receipts representing Class A ordinary shares of the issuer of an aggregate nominal value €0.07 each	New York Stock Exchange
American Depositary Receipts representing Class B ordinary shares of the issuer of an aggregate nominal value of €0.07 each	New York Stock Exchange
1.30% Guaranteed Notes due 2011	New York Stock Exchange
5.625% Guaranteed Notes due 2011	New York Stock Exchange
Floating Guaranteed Notes due 2011	New York Stock Exchange
4.95% Guaranteed Notes due 2012	New York Stock Exchange
4.0% Guaranteed Notes due 2014	New York Stock Exchange
3.25% Guaranteed Notes due 2015	New York Stock Exchange
5.2% Guaranteed Notes due 2017	New York Stock Exchange
4.3% Guaranteed Notes due 2019	New York Stock Exchange
6.375% Guaranteed Notes due 2038	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of December 31, 2009:
3,454,731,900 Class A ordinary shares of the nominal value of €0.07 each.
2,667,562,105 Class B ordinary shares of the nominal value of €0.07 each.

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
Copies of notices and communications from the Securities and Exchange Commission should be sent to:

Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague, The Netherlands
Attn: Mr. M. Brandjes

ANNUAL REPORT
ROYAL DUTCH SHELL PLC ANNUAL REPORT AND FORM 20-F
FOR THE YEAR ENDED DECEMBER 31, 2009

OUR BUSINESSES

UPSTREAM		DOWNSTREAM
▪	Exploring for oil and gas	▪	Refining oil into fuels and lubricants
▪	Developing fields	▪	Producing petrochemicals
▪	Producing oil and gas	▪	Developing biofuels
▪	Mining oil sands	▪	Trading
▪	Extracting bitumen	▪	Retail sales
▪	Liquefying gas by cooling (LNG)	▪	Managing CO2 emissions
▪	Regasifying LNG	▪	Supply and distribution
▪	Converting gas to liquid products (GTL)	▪	Business-to-business sales
▪	Generating wind energy

2	Shell Annual Report and Form 20-F 2009
About this Report

ABOUT THIS REPORT

This Report serves as the Annual Report and Accounts in accordance with UK requirements and as the Annual Report on Form 20-F as filed with the US Securities and Exchange Commission (SEC) for the year ended December 31, 2009, for Royal Dutch Shell plc (the Company) and its subsidiaries (collectively known as Shell). It presents the Consolidated Financial Statements of Shell (pages 97-139) and the Parent Company Financial Statements of Shell (pages 159-167). Cross references to Form 20-F are set out on pages 175-176 of this Report.

In this Report “Shell” is sometimes used for convenience where references are made to the Company and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this Report refer to companies over which the Company, either directly or indirectly, has control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks. The Consolidated Financial Statements consolidate the financial statements of the Parent Company and all subsidiaries. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. Joint ventures are comprised of jointly controlled entities and jointly controlled assets. In this Report, associates and jointly controlled entities are also referred to as “equity-accounted investments”.

The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interests.

Except as otherwise specified, the figures shown in the tables in this Report represent those in respect of subsidiaries only, without deduction of minority interest. However, the term “Shell share” is used for convenience to refer to the volumes of hydrocarbons that are produced, processed or sold through both subsidiaries and equity-accounted investments. All of a subsidiary’s production, processing or sales volumes are included in the Shell share, even if Shell owns less than 100% of the subsidiary. In the case of equity-accounted investments, however, Shell-share figures are limited only to Shell’s entitlement. In all cases, royalty payments in kind are deducted from the Shell share.

The Financial Statements contained in this Report have been prepared in accordance with the provisions of the Companies Act 2006, Article 4 of the International Accounting Standards (IAS) Regulation and with both International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union. IFRS as defined above includes International Financial Reporting Interpretations Committee (IFRIC) interpretations.

Except as otherwise noted, the figures shown in this Report are stated in US dollars. As used herein all references to “dollars” or “$” are to the US currency.

The Business Review (BR) and other sections of this Report contain forward-looking statements (within the meaning of the United States

Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “scheduled”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. Also see “Risk factors” for additional risks and further discussion. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither the Company nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com.

Documents on display
Documents concerning the Company, or its predecessors for reporting purposes, which are referred to in this Report have been filed with the SEC and may be examined and copied at the public reference facility maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information on the operation of the public reference room and the copy charges, please call the SEC at (800) SEC-0330. All of the SEC filings made electronically by Shell are available to the public at the SEC website at www.sec.gov (commission file number 1-32575). This Report, as well as the Annual Review, is also available, free of charge, at www.shell.com/annualreport or at the offices of Shell in The Hague, the Netherlands and London, UK. You may also obtain copies of this Report, free of charge, by mail.

Shell Annual Report and Form 20-F 2009	3
About this Report

ABBREVIATIONS

CURRENCIES

$	US dollar
£	sterling
€	euro
CHF	Swiss franc
C$	Canadian dollar

UNITS OF MEASUREMENT

acre	approximately 0.4 hectares or 4 square kilometres
b(/d)	barrels (per day)
bcf/d	billion cubic feet per day
boe(/d)	barrel of oil equivalent (per day); natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel
(k)dwt	(thousand) deadweight tonnes
MMBtu	million British thermal units
mtpa	million tonnes per annum
MW	megawatts
per day	volumes are converted to a daily basis using a calendar year
scf	standard cubic feet

PRODUCTS

GTL	gas to liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids

MISCELLANEOUS

ADR	American Depositary Receipt
AGM	Annual General Meeting
CO2	carbon dioxide
DBP	deferred bonus plan
EMTN	euro medium-term note
FID	final investment decision
GHG	greenhouse gas
HSSE	health, safety, security and environment
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
LTIP	long-term incentive plan
NGO	non-governmental organisation
OML	onshore oil mining lease
OPEC	Organization of the Petroleum Exporting Countries
OPL	oil prospecting licence
PSA	production-sharing agreement
PSC	production-sharing contract
PSP	performance share plan
R&D	research and development
REMCO	Remuneration Committee
RSP	restricted share plan
SEC	United States Securities and Exchange Commission
TRCF	total recordable case frequency
WTI	West Texas Intermediate

4	Shell Annual Report and Form 20-F 2009
About this Report

5	Our locations
6	Chairman’s message
7	Chief Executive Officer’s review
8	Business Review
8	Key performance indicators
10	Selected financial data
11	Business overview
13	Risk factors
16	Summary of results and strategy
19	Upstream
38	Downstream
44	Corporate
45	Liquidity and capital resources
49	Our people
50	Environment and society
53	The Board of Royal Dutch Shell plc
56	Senior Management
57	Report of the Directors
60	Directors’ Remuneration Report
76	Corporate governance
87	Additional shareholder information
96	Consolidated Financial Statements
140	Supplementary information – oil and gas
158	Parent Company Financial Statements
170	Royal Dutch Shell Dividend Access Trust Financial Statements
177	Exhibits
Exhibit 7.1
Exhibit 8
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 99.1
Exhibit 99.2

Shell Annual Report and Form 20-F 2009	5
Our locations

OUR LOCATIONS

	Upstream	Downstream
Europe
Austria	■	■
Belgium		■
Bulgaria		■
Czech Republic		■
Denmark	■	■
Finland		■
France		■
Germany	■	■
Gibraltar		■
Greece	■	■
Hungary	■	■
Ireland	■	■
Italy	■	■
Luxembourg		■
The Netherlands	■	■
Norway	■	■
Poland		■
Portugal		■
Slovakia	■	■
Slovenia		■
Spain	■	■
Sweden	■	■
Switzerland		■
UK	■	■
Ukraine	■	■

Asia
Brunei	■	■
China	■	■
Guam		■
India	■	■
Indonesia		■
Iran	■	■
Iraq	■
Japan	■	■
Jordan	■
Kazakhstan	■
Laos		■
Malaysia	■	■
Oman	■	■
Pakistan	■	■
Papua New Guinea		■
Philippines	■	■
Qatar	■
Russia	■	■
Saudi Arabia	■	■
Singapore	■	■
South Korea	■	■
Sri Lanka		■
Syria	■
Taiwan		■
Thailand		■
Turkey	■	■
United Arab Emirates	■	■
Vietnam		■

Australia/Oceania
Australia	■	■
New Zealand	■	■

	Upstream	Downstream
Africa
Algeria	■	■
Benin		■
Botswana		■
Burkina Faso		■
Cameroon	■
Cape Verde Islands		■
Côte d’Ivoire		■
Egypt	■	■
Gabon	■
Ghana	■	■
Guinea		■
Kenya		■
Libya	■
Madagascar		■
Mali		■
Mauritius		■
Morocco	■	■
Namibia		■
Nigeria	■
La Réunion		■
Senegal		■
South Africa	■	■
Tanzania		■
Togo		■
Tunisia	■	■
Uganda		■

North America
Barbados		■
Canada	■	■
Costa Rica		■
Dominican Republic		■
El Salvador		■
Mexico	■	■
Panama		■
Puerto Rico		■
Trinidad & Tobago		■
USA	■	■

South America
Argentina	■	■
Brazil	■	■
Chile		■
Colombia	■	■
French Guiana	■
Guyana	■
Peru		■
Venezuela	■	■

6	Shell Annual Report and Form 20-F 2009
Chairman’s message

CHAIRMAN’S MESSAGE

In 2009 the world felt the acute effects of the global recession. Oil demand experienced its steepest drop since 1982. Consumption of natural gas in the European Union fell more than it ever has before. Refining margins were put under great pressure, as were the margins in the petrochemicals business. Financing of projects tightened as banks rebuilt their balance sheets. And the treasuries of many countries came under severe strain.

By the end of 2009, unprecedented economic-stimulus packages and the irrepressible growth of key Asian nations appeared to turn around the global economy. But weak consumer demand and lingering unemployment in the USA and Europe are likely to weigh down the recovery for some time.

We responded swiftly to the downturn, restructuring Shell to make it more competitive. And we did so without diluting the talents that make our company strong. At the same time, we retained our long-term view. We stuck to our capital-spending plans throughout 2009 and continued working on the energy projects that form the foundations of our future.

With economic recovery, global demand for energy will resume its growth, in step with increasing population and rising wealth in developing countries. Supplies of all kinds of energy – not just oil and gas but also renewables – will struggle to keep pace. And even while energy use grows, carbon dioxide (CO2) emissions must be kept in check.

As the world evolves toward a low-carbon energy system in the years and decades ahead, our unrivalled tradition of technical innovation positions us well.

Our technology enables us to find and produce crude oil and natural gas in hard-to-reach places, from the deep ocean to the frozen Arctic. It will one day enable us to produce transport fuels from unusual sources, such as agricultural waste.

We are already applying our technology to capitalise on our supplies of natural gas, the cleanest-burning fossil fuel. When used to generate electricity, it emits half the CO2 of coal. New production techniques help us coax it out of impermeable rock. We aim to maintain our leading position in liquefied natural gas, allowing us to extract gas in far-flung locations and transport it to markets in sea-going tankers. We are also turning natural gas into high-performance lubricants and liquid transport fuels. All of this means that by 2012 more than half of our production will be natural gas.

Shell excels at applying technology to complex projects on a massive scale. The offshore fields that we recently brought on-stream in Brazil and Russia attest to that. We are following a similar project-engineering approach in several demonstration projects to capture CO2 and store it safely underground.

We are also working to squeeze more value out of every unit of energy we use in our operations. And we are introducing new products and services that help our customers become more efficient energy-users themselves.

Making the world’s energy supply secure, affordable and sustainable is not just a worthy goal; it is a global imperative. It will take time, and it will take a lot of effort. But with our far-sightedness and technical prowess, we can contribute to the endeavour even as we deliver the results that our shareholders expect in the long term.

Jorma Ollila
Chairman

Shell Annual Report and Form 20-F 2009	7
Chief Executive Officer’s review

CHIEF EXECUTIVE OFFICER’S REVIEW

It is a privilege for me to give my first review of Shell’s performance as its Chief Executive Officer. I am proud to report how these trying times have brought out some of our best qualities.

Our new field developments and ramp-ups produced enough oil and gas in 2009 to offset the natural decline of our older fields. The reliability of our refineries also improved. We reduced underlying operating costs by more than $2 billion. And our cash inflows and outflows were broadly balanced in both Upstream and Downstream.

But despite our best efforts, 2009 earnings amounted to $12.7 billion, down from $26.5 billion the year before. The reasons for the drop span all our businesses. Our production decreased because of lower demand for natural gas, although divestments and OPEC quotas were partly responsible as well. Lower oil and gas prices also contributed to lower Upstream revenues. Global demand for oil products weakened and refining margins declined to historical lows, reducing our Downstream earnings. Lower sales volumes and margins affected our chemicals performance.

Those tough economic realities highlight the need for us to do better in containing our costs and improving our competitiveness.

Our performance improved in 2009 in many of the areas we monitor related to sustainable development. Our occupational injury rate was the lowest we have ever recorded. However, tragically we did incur 20 work related fatalities during 2009. To help bring down such fatalities – ideally to zero – we launched a set of safety rules to address specifically the work-time practices with the greatest risk to life.

We had a good year in 2009 in exploration. We discovered gas in shale formations of North America and off shore western Australia. There were 11 notable discoveries. Additions to our proved reserves were more than double our production volumes for the year.

We will continue to apply our exploration capabilities wherever they are appropriate, including our new leases in Egypt, South Africa and French Guiana. Resources found will be matured into the project funnel that drives our growth.

Several major projects already matured in our Upstream portfolio in 2009 – with several more set to reach first production within a few years. Together with our partners, we completed Russia’s first liquefied natural gas (LNG) plant, Sakhalin II, one of the world’s largest integrated projects.

In 2009, the Parque das Conchas project offshore Brazil began delivering heavy oil from fields in waters two kilometres deep. In 2010 our Perdido platform in the Gulf of Mexico will tap fields lying under more than three kilometres of water – a world record. At such depths sophisticated sub-sea equipment is needed, and it has to be built on site by remote-controlled machines in near-freezing darkness.

Our Pearl gas to liquids project in Qatar will apply Shell technology to convert some 1.6 billion cubic feet of gas per day into liquid transport fuel and other high-quality oil products and petrochemical feedstocks. The Qatargas 4 project will take about the same amount of gas and turn it into LNG. Both projects are progressing well; construction is expected to be completed by the end of 2010 with production ramp-up in 2011.

We have agreed with our partners to begin construction on one of the world’s largest natural gas developments: the Gorgon offshore gas field of Australia. The project will nearly double Australia’s LNG output. It is also expected to pioneer the large scale capture and storage of carbon dioxide.

In late 2009, we secured an important position in Iraq with the government contract for developing the Majnoon field – a huge field in a country with great potential.

Our Downstream portfolio will need to be carefully reassessed in view of the overcapacity in the refining industry and the growth potential for petrochemicals in Asia. But some new business opportunities were already opened up by 2009 developments.

Our new lubricants complex in Zhuhai – our sixth such facility in China – will help us to supply the world’s fastest-growing lubricants market. With the potential for expansion, the complex could become one of Shell’s top three lubricants blending plants.

We also started up the first of several new advanced processing units at the Shell Eastern Petrochemicals Complex in Singapore. All the new units are expected to be up and running in 2010, reinforcing our ambition to maintain a leading position in the regional market.

We have expanded our association with Iogen and Codexis to develop better enzymes and processes for the production of biofuels from straw. In early 2010 we announced our intention to form a $12 billion joint venture with Cosan in Brazil for the production, supply, distribution and retailing of ethanol-based transport fuels.

Our successful projects, our new business opportunities and our continued financial flexibility give me confidence to face the economic uncertainties of 2010. Thereafter, a period of production and cash-flow growth awaits us. To reach it, we will have to rely even more on technical ingenuity, project management and operational excellence – the very things that distinguish us from our competitors.

To channel our skills more quickly, more effectively and more economically, last year I reorganised our business units. One of the main aims was to concentrate in one unit the accountabilities for delivering major new projects and developing new technologies. That will better position us to execute Upstream operations and secure access to resources. It will also help us better manage the many environmental and societal issues associated with developing oil and gas fields.

These changes, which were implemented shortly after I took on the position of CEO, were not a reaction to transient tough times. In the short term they did accelerate our plans to reduce complexity, overheads and – ultimately – costs. But in the long term they will improve our performance by sharpening our external focus and giving added impetus to our technology and innovation.

I look forward to seeing our revitalised organisation succeed in 2010 and beyond.

Peter Voser
Chief Executive Officer

8	Shell Annual Report and Form 20-F 2009
Business Review > Key performance indicators

BUSINESS REVIEW

KEY PERFORMANCE INDICATORS

Shell scorecard

Total shareholder return
2009	22.6%	2008	(33.5)%

Total shareholder return (TSR) is the difference between the share price at the start of the year and the share price at the end of the year, plus gross dividends paid during the calendar year (reinvested quarterly), expressed as a percentage of the year-start share price. The TSRs of major publicly-traded oil and gas companies can be directly compared, providing a way to determine how Shell is performing against its industry peers.

Net cash from operating activities ($ billion)
2009	21	2008	44

Net cash from operating activities is the total of all cash receipts and payments associated with our sales of oil, gas, chemicals and other products. The components that provide a reconciliation from income for the period are listed in the Consolidated Statement of Cash Flows on page 100. This indicator reflects Shell’s ability to generate cash for investment and distributions to shareholders. For scorecard purposes only, it is adjusted to exclude taxes paid on divestments.

Production available for sale (thousands boe/d)
2009	3,142	2008	3,248

Production is the sum of all average daily volumes of unrefined oil and natural gas produced for sale. The unrefined oil comprises crude oil, natural gas liquids and synthetic crude oil. The gas volume is converted into energy-equivalent barrels of oil to make the summation possible. Changes in production have a significant impact on Shell’s cash flow.

Sales of liquefied natural gas (million tonnes)
2009	13.4	2008	13.1

Sales of liquefied natural gas (LNG) is a measure of the operational excellence of Shell’s Upstream business and the LNG market demand.

Refinery and chemical plant availability
2009	93.3%	2008	92.5%

Refinery and chemical plant availability is the weighted average of the actual uptime of plants as a percentage of their maximum possible uptime. The weighting is based on the capital employed. It excludes downtime due to uncontrollable factors, such as hurricanes. This indicator is a measure of operational excellence of Shell’s Downstream manufacturing facilities.

Total reportable case frequency (injuries per million working hours)
2009	1.4	2008	1.8

Total reportable case frequency (TRCF) is the number of staff or contractor injuries requiring medical treatment or time off for every million hours worked. It is a standard measure of occupational safety.

Shell Annual Report and Form 20-F 2009	9
Business Review > Key performance indicators

Additional performance indicators

Operational spills over 100 kilograms
2009	264	2008	275

Operational spills are the total number of spills of oil and oil products over 100 kilograms per spill that resulted from our operations.

Employees (thousands)
2009	101	2008	102

Employees is the number of notional full-time employees whose work hours would be equivalent to those of all staff actually holding full-time and part-time employment contracts with Shell subsidiaries, averaged throughout the year.

Income for the period ($ million)
2009	12,718	2008	26,476

Income for the period is the total of all the earnings from every business segment. It is of fundamental importance for a sustainable commercial enterprise.

Return on average capital employed
2009	8.0%	2008	18.3%

Return on average capital employed (ROACE) is defined as annual income, adjusted for after-tax interest expense, as a percentage of average capital employed during the year. Capital employed is the sum of total equity and total debt. ROACE measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance; see page 48.

Gearing
2009	15.5%	2008	5.9%

Gearing is defined as net debt (total debt minus cash and cash equivalents) as a percentage of total capital (net debt plus total equity), at December 31. It is a measure of the degree to which Shell’s operations are financed by debt. (For further information see Note 16 to the Consolidated Financial Statements.)

Reserves

Proved oil and gas reserves (million boe)
2009	14,132	2008	10,903

Proved oil and gas reserves (excluding minority interest) are the total estimated quantities of oil and gas that geoscience and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs, as at December 31, under existing economic and operating conditions. Gas volumes are converted into barrels of oil equivalent (boe). Reserves are crucial to an oil and gas company, since they constitute the source of future production. Reserves estimates are subject to change based on a wide variety of factors, some of which are unpredictable; see pages 13 to 15. The proved reserves volumes reported for 2009 have been established using the new SEC rules on oil and gas reporting.

10	Shell Annual Report and Form 20-F 2009
Business Review > Selected financial data

SELECTED FINANCIAL DATA

The selected financial data set out below is derived, in part, from the Consolidated Financial Statements. This data should be read in conjunction with the Consolidated Financial Statements and related Notes, as well as the Business Review in this Report.

CONSOLIDATED STATEMENT OF INCOME AND OF COMPREHENSIVE INCOME DATA					$ MILLION
	2009	2008	2007	2006	2005

Revenue	278,188	458,361	355,782	318,845	306,731
Income from continuing operations	12,718	26,476	31,926	26,311	26,568
Income/(loss) from discontinued operations	–	–	–	–	(307)

Income for the period	12,718	26,476	31,926	26,311	26,261

Income attributable to minority interest	200	199	595	869	950

Income attributable to Royal Dutch Shell plc shareholders	12,518	26,277	31,331	25,442	25,311

Comprehensive income attributable to Royal Dutch Shell plc shareholders	19,141	15,228	36,264	30,113	20,945

CONSOLIDATED BALANCE SHEET DATA					$ MILLION
	2009	2008	2007	2006	2005

Total assets	292,181	282,401	269,470	235,276	219,516
Total debt	35,033	23,269	18,099	15,773	12,916
Share capital	527	527	536	545	571
Equity attributable to Royal Dutch Shell plc shareholders	136,431	127,285	123,960	105,726	90,924
Minority interest	1,704	1,581	2,008	9,219	7,000

EARNINGS PER SHARE					$
	2009	2008	2007	2006	2005

Basic earnings per €0.07 ordinary share	2.04	4.27	5.00	3.97	3.79
from continuing operations	2.04	4.27	5.00	3.97	3.84
from discontinued operations	–	–	–	–	(0.05)
Diluted earnings per €0.07 ordinary share	2.04	4.26	4.99	3.95	3.78
from continuing operations	2.04	4.26	4.99	3.95	3.83
from discontinued operations	–	–	–	–	(0.05)

SHARES					NUMBER
	2009	2008	2007	2006	2005

Basic weighted average number of Class A and B shares	6,124,906,119	6,159,102,114	6,263,762,972	6,413,384,207	6,674,179,767
Diluted weighted average number of Class A and B shares	6,128,921,813	6,171,489,652	6,283,759,171	6,439,977,316	6,694,427,705

OTHER FINANCIAL DATA					$ MILLION
	2009	2008	2007	2006	2005

Net cash from operating activities	21,488	43,918	34,461	31,696	30,113
Net cash used in investing activities	26,234	28,915	14,570	20,861	8,761
Dividends paid	10,717	9,841	9,204	8,431	10,849
Net cash used in financing activities	829	9,394	19,393	13,741	18,573
(Decrease)/increase in cash and cash equivalents	(5,469)	5,532	654	(2,728)	2,529

Earnings by segment
Upstream	8,354	26,506	18,094	17,852	15,827
Downstream	3,054	39	12,445	8,165	10,106
Corporate	1,310	(69)	1,387	294	328

Total	12,718	26,476	31,926	26,311	26,261

Capital investment [A]
Upstream	23,951	32,166	21,362	20,281	13,698
Downstream	7,510	6,036	5,295	4,346	3,450
Corporate	274	242	415	269	288

Total	31,735	38,444	27,072	24,896	17,436

[A]	Capital expenditure, exploration expense and new equity and loans in equity-accounted investments.

Shell Annual Report and Form 20-F 2009	11
Business Review > Business overview

BUSINESS OVERVIEW

History
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

Royal Dutch Shell plc (the Company) is a public limited company registered in England and Wales and headquartered in The Hague, the Netherlands.

Activities
Shell is one of the world’s largest independent oil and gas companies in terms of market capitalisation, operating cash flow and oil and gas production. Our oil and gas producing heartlands are the core countries that have the available infrastructure, expertise and remaining growth potential for Shell to sustain strong operational performance and support continued investment. They are Australia, Brunei, Canada, Denmark, Malaysia, the Netherlands, Nigeria, Norway, Oman, the UK and the USA. Russia represents a new heartland with Sakhalin II on-stream in 2009, and we expect Qatar to become a heartland in the coming years.

We are bringing new oil and gas supplies on stream from major field developments. We are also investing in growing our gas-based business through liquefied natural gas (LNG) and gas to liquids (GTL) projects. For example, we are building one of the world’s largest GTL projects in Qatar, and we are participating in the Gorgon LNG project in Australia.

At the same time, we are exploring for oil and gas in prolific geological formations that can be conventionally developed, such as those found in the Gulf of Mexico, Brazil and Australia. But we also are exploring for hydrocarbons in formations, such as low-permeability gas reservoirs in the USA, Canada and China, which can be economically developed only by unconventional means.

We also have a diversified and balanced portfolio of refineries and chemicals plants and are a major distributor of biofuels. We have the largest retail portfolio of our peers, and delivered strong growth in differentiated fuels. We have a strong position not only in the major industrialised countries but also in the developing ones. The distinctive Shell pecten (a trademark in use since the early part of the twentieth century) and trademarks in which the word Shell appears support this marketing effort throughout the world.

Organisation
On July 1, 2009, Peter Voser succeeded Jeroen van der Veer as Chief Executive Officer (CEO). On the same date, a series of changes in the organisation and responsibilities of senior management became effective.

The changes were part of the reorganisation programme, called “Transition 2009”. The aim of the programme was to enhance accountability for operating performance and technology development within Shell’s organisation, thereby quickening decision-making and execution as well as reducing costs.

BUSINESSES

Upstream International manages the upstream business outside the Americas. It searches for and recovers crude oil and natural gas, liquefies and transports gas and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream International also manages the global LNG business and the wind business in Europe. The activities are organised within geographical units, some business-wide managed activities and supporting activities.

Upstream Americas manages the upstream business in North and South America. It searches for and recovers crude oil and natural gas, liquefies and transports gas and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream Americas also extracts bitumen from oil sands that is converted into synthetic crude oil. Additionally, it manages the US based wind business. It comprises operations organised into business-wide managed activities and supporting activities.

Downstream manages Shell’s manufacturing, distribution and marketing activities for oil products and chemicals. These activities are organised into globally managed classes of business, including chemicals, some regionally and globally managed activities and supporting activities. Manufacturing and supply includes refining, supply and shipping of crude oil. Marketing sells a range of products including fuels, lubricants, bitumen and liquefied petroleum gas (LPG) for home, transport and industrial use. Chemicals produces and markets petrochemicals for industrial customers, including the raw materials for plastics, coatings and detergents used in the manufacture of textiles, medical supplies and computers. Downstream also trades Shell’s flow of hydrocarbons and other energy related products, supplies the Downstream businesses, markets gas and power and provides shipping services. Downstream also oversees Shell’s interests in alternative energy (excluding wind) and CO2 management.

Projects & Technology manages the delivery of Shell’s major projects and drives the research and innovation to create technology solutions. It provides technical services and technology capability covering both Upstream and Downstream activities. It is also responsible for providing functional leadership across Shell in the areas of safety and environment and contracting and procurement.

SEGMENTAL REPORTING
With effect from July 1, 2009, Upstream consists of the activities previously reported in the Exploration & Production, Gas & Power (excluding solar) and Oil Sands segments. It combines the operating segments Upstream International and Upstream Americas, which have similar economic characteristics and these operating segments are similar in respect of the nature of products and services, the nature of production processes, type and class of customers and the methods of distribution. Downstream consists of the activities previously reported in the Oil Products and Chemicals segments and solar. Upstream and Downstream earnings include their respective elements of Projects & Technology and of trading activities. Corporate represents the key support functions comprising holdings and treasury, headquarters, central functions and Shell’s insurance activities. Comparative information in this Report has been reclassified.

12	Shell Annual Report and Form 20-F 2009
Business Review > Business overview

REVENUE BY BUSINESS SEGMENT
(INCLUDING INTER-SEGMENT SALES)		$ MILLION
	2009	2008	2007

Upstream
Third parties	27,996	45,975	32,014
Inter-segment	27,144	42,333	35,264

	55,140	88,308	67,278

Downstream
Third parties	250,104	412,347	323,711
Inter-segment	258	466	569

	250,362	412,813	324,280

Corporate
Third parties	88	39	57
Inter-segment	–	–	–

	88	39	57

REVENUE BY GEOGRAPHICAL AREA [A]
(EXCLUDING INTER-SEGMENT SALES)					$ MILLION
	2009	%	2008	%	2007	%

Europe	103,424	37.2	184,809	40.3	138,089	38.8
Africa, Asia, Australia/Oceania	80,398	28.9	120,889	26.4	90,141	25.3
USA	60,721	21.8	100,818	22.0	87,548	24.6
Other Americas	33,645	12.1	51,845	11.3	40,004	11.3

Total	278,188	100.0	458,361	100.0	355,782	100.0

[A]	With effect from 2009, the reporting of third-party revenue by geographical area has been changed to reflect better the location of certain business activities. Comparative information is reclassified.

Shell Annual Report and Form 20-F 2009	13
Business Review > Risk factors

RISK FACTORS

Shell’s operations and earnings are subject to risks from changing conditions in competitive, economic, political, legal, regulatory, social, industry, business and financial fields. These risks could have a material adverse effect separately or in combination on Shell’s operational performance, earnings or financial condition. Investors should carefully consider the risks below and the limitation of shareholder remedies associated with our Articles of Association as discussed below.

Shell’s operating results and financial condition are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.
Prices of oil, natural gas, oil products and chemicals are affected by supply and demand. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, conflicts, economic conditions and actions by major oil-exporting countries. Price fluctuations have a material effect on our earnings and our financial condition. For example, in a low oil and gas price environment Shell would generate less revenue from its Upstream production, and as a result certain long-term projects might become less profitable or even incur losses. Additionally, low oil and gas prices could result in the debooking of oil or natural gas reserves, if they become uneconomic in this type of environment. Prolonged periods of low oil and gas prices, or rising costs, could also result in projects being delayed or cancelled, as well as in the impairment of certain assets. In a high oil and gas price environment, we can experience sharp increases in cost and under some production-sharing contracts our entitlement to reserves would be reduced. Higher prices can also reduce demand for our products. Lower demand for our products might result in lower profitability, particularly in our Downstream business. Oil and gas prices can move independently from each other.

Shell’s future hydrocarbon production depends on the delivery of large and complex projects, as well as the ability to replace oil and gas reserves.
We face numerous challenges in developing capital projects, especially large ones. Challenges include uncertain geology, frontier conditions, the existence and availability of necessary technology and engineering resources, availability of skilled labour, project delays and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions. Such potential obstacles may impair our delivery of these projects, as well as our ability to fulfil related contractual commitments, and, in turn, adversely affect our operational performance and financial position. Future oil and gas production will depend on our access to new proved reserves through exploration, negotiations with governments and other owners of known reserves, and acquisitions. Failure to replace proved reserves could result in lower future production.

OIL AND GAS PRODUCTION AVAILABLE FOR SALE [A]		MILLION BOE
	2009 [B]	2008	2007

Subsidiaries	828	846	886
Equity-accounted investments	319	314	295

Total	1,147	1,160	1,181

[A]	Natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel.
[B]	Includes synthetic crude oil production.

PROVED DEVELOPED AND UNDEVELOPED
RESERVES [A][B] (AT DECEMBER 31)		MILLION BOE [C]
	2009 [D]	2008 [E]	2007 [E]

Shell subsidiaries (less minority interest)	9,846	7,078	6,669

Shell share of equity-accounted investments	4,286	3,825	4,140

Total	14,132	10,903	10,809

[A]	We manage our total proved reserves base without distinguishing between proved oil and gas reserves associated with our equity-accounted investments and proved oil and gas reserves from subsidiaries.
[B]	The SEC and FASB adopted revised standards for oil and gas reserves reporting for 2009. Prior years’ reserves quantities have been determined on the basis of the predecessor rules, accordingly proven minable oil sands reserves of 997 million boe are not included in 2008 (2007: 1,111 million boe).
[C]	Natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel.
[D]	Includes proved reserves associated with future production that will be consumed in operations and synthetic crude oil reserves.
[E]	Does not include volumes expected to be produced and consumed in our operations and synthetic crude oil reserves.

Shell’s ability to achieve its strategic objectives depends on our reaction to competitive forces.
We face significant competition in each of our businesses. While we try to differentiate our products, many of them are competing in commodity-type markets. If we do not manage our expenses adequately, our cost efficiency might deteriorate and our unit costs might increase. This in turn might erode our competitive position. Increasingly, we compete with state-run oil and gas companies, particularly in seeking access to oil and gas resources. Today, these state-run oil and gas companies control vastly greater quantities of oil and gas resources than the major publicly held oil and gas companies. State-run entities have access to significant resources and may be motivated by political or other factors in their business decisions which may harm our competitive position or access to desirable projects.

An erosion of Shell’s business reputation would have a negative impact on our licence to operate, our brand, our ability to secure new resources and our financial performance.
Shell is one of the world’s leading energy brands, and our brand and reputation are important assets. The Shell General Business Principles and Code of Conduct govern how Shell and our individual companies conduct our affairs. While we seek to ensure compliance with these requirements by all of our 101 thousand employees, it is a significant challenge. Failure – real or perceived – to follow these principles, or other real or perceived failures of governance or regulatory compliance could harm our reputation. This could impact our licence to operate, damage our brand, harm our ability to secure new resources and affect our operational performance and financial condition.

Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.
Emissions of greenhouse gases and associated climate change are real risks to Shell. In the future, in order to help meet the world’s energy demand, we expect more of our production to come from unconventional sources than at present. Energy intensity of production of oil and gas from unconventional sources can be higher than that of production from conventional sources. Therefore, in the long term, it is expected that both the CO2 intensity of our production as well as our absolute CO2 emissions might increase, for example from the expansion of oil sands activities in Canada. Also our Pearl GTL project in Qatar is expected to increase our CO2 emissions when production begins. Over time, we expect that a growing share of our CO2

14	Shell Annual Report and Form 20-F 2009
Business Review > Risk factors

emissions will be subject to regulation and carry a cost. If we are unable to find economically viable as well as publicly accepted solutions that reduce our CO2 emissions for new and existing projects or products, regulatory and/or political and societal pressures could lead to project delays, additional costs as well as compliance and operational risks.

The nature of Shell’s operations exposes us to a wide range of significant health, safety, security and environment (HSSE) risks.
The HSSE risks, to which we are potentially exposed, cover a wide spectrum, given the geographic range, operational diversity and technical complexity of Shell’s daily operations. Shell has significant operations in difficult geographies or climate zones, as well as environmentally sensitive regions which exposes us to the risk, amongst others, of major process safety incidents, effects of natural disasters, social unrest, personal health and safety and crime. If a major HSSE risk, such as an explosion or hydrocarbon spill due to a process safety incident, materialises, this could result in injuries, loss of life, environmental harm, disruption to business activities and, depending on their cause and severity, material damage to Shell’s reputation.

Shell operates in over 90 countries, with differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments and resulting changes to laws and regulations.
Developments in politics, laws and regulations can and do affect our operations and earnings. Potential developments include forced divestment of assets; expropriation of property; cancellation of contract rights; additional windfall taxes and other retroactive tax claims; import and export restrictions; foreign exchange controls; and changing environmental regulations. In our Upstream activities these developments could additionally affect land tenure, re-writing of leases, entitlement to produced hydrocarbons, production rates, royalties and pricing. Parts of our Downstream business are subject to price controls in some countries. When such risks materialise they can affect the employees, reputation, operational performance and financial position of Shell as well as of the Shell companies located in the country concerned. If we do not comply with policies and regulations, it may result in regulatory investigations, lawsuits and ultimately sanctions.

Shell’s international operations expose us to social instability, terrorism and acts of war or piracy that could significantly impact our business.
Social and civil unrest, both within the countries in which we operate and internationally, can and does affect operations and earnings. Potential developments that could impact our business include international conflicts, including war, acts of political or economic terrorism and acts of piracy on the high seas, as well as civil unrest and local security concerns that threaten the safe operation of our facilities and transport of our products. If such risks materialise, they can result in injuries and disruption to business activities, which could have a material adverse effect on our operational performance and financial condition, as well as our reputation.

Our investment in joint ventures and associated companies may reduce our degree of control as well as our ability to identify and manage risks.
Many of our major projects and operations are conducted in joint ventures or associated companies. In certain cases, we may have less influence over and control of the behaviour, performance and cost of operations in which a Shell company holds an interest. Additionally, our partners or members of a joint venture or associated company (particularly local partners in developing countries) may not be able to meet their financial or other obligations to the projects, threatening the viability of a given project.

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
Technology and innovation are essential to Shell. If we do not develop the right technology, do not have access to it or do not deploy it effectively, it may affect the delivery of our strategy, our profitability and our financial condition.

The general macroeconomic environment as well as financial and commodity market conditions influence Shell’s operating results and financial condition as our business model involves trading, treasury, interest rate and foreign exchange risks.
Shell companies are subject to differing economic and financial market conditions throughout the world. Political or economic instability affect such markets. For example, if the current worldwide economic downturn deepens or is prolonged, it could contribute to instability in financial markets. Shell uses debt instruments such as bonds and commercial paper to raise significant amounts of capital. Should our access to debt markets become more difficult, we might not be able to maintain a level of liquidity required to fund the implementation of our strategy. Trading and treasury risks include among others exposure to movements in commodity prices, interest rates and foreign exchange rates, counterparty default and various operational risks (see also pages 81-82). As a global company doing business in over 90 countries, we are exposed to changes in currency values and exchange controls. While Shell does undertake some currency hedging, we do not do so for all of our activities. The resulting exposure could affect our earnings and cash flow (see Notes 4 and 23 to the Consolidated Financial Statements).

The estimation of reserves is a process that involves subjective judgements based on available information, so subsequent downward adjustments are possible. If actual production from such reserves is lower than current estimates indicate, our profitability and financial condition could be negatively impacted.
The estimation of oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. The estimate may change because of new information from production or drilling activities or changes in economic factors. It may also alter because of acquisitions and disposals, new discoveries and extensions of existing fields and mines, as well as the application of improved recovery techniques. Published reserves estimates may also be subject to correction due to the application of published rules and guidance. Any downward adjustment would indicate lower future production volumes and may adversely affect our earnings as well as our financial condition.

The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This might limit shareholder remedies.
Our Articles of Association generally require that all disputes between our shareholders in such capacity and the Company or our subsidiaries (or our Directors or former Directors) or between the Company and our

Shell Annual Report and Form 20-F 2009	15
Business Review > Risk factors

Directors or former Directors be exclusively resolved by arbitration in The Hague, the Netherlands under the Rules of Arbitration of the International Chamber of Commerce. Our Articles of Association also provide that if this provision is for any reason determined to be invalid or unenforceable, the dispute may only be brought in the courts of England and Wales. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions. Please see “Corporate governance” for further information.

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
We face various risks in our Nigerian operations. These risks include security issues surrounding the safety of our people, host communities, and operations, our ability to enforce existing contractual rights, limited infrastructure and potential legislation that could increase our taxes. The Nigerian government is contemplating new legislation to govern the petroleum industry which, if passed into law, would likely have a significant influence on Shell’s existing and future activities in that country and could adversely affect our financial returns from projects in that country.

Shell has investments in Iran and Syria, countries against which the US government imposed sanctions. We could be subject to sanctions or other penalties in connection with these activities.
US laws and regulations identify certain countries, including Iran and Syria, as state sponsors of terrorism and currently impose economic sanctions against these countries. Certain activities and transactions in these countries are banned. Breaking these bans can trigger penalties including criminal and civil fines and imprisonment. For Iran, US law sets a limit of $20 million in any 12-month period on certain investments knowingly made in that country, prohibits the transfer of goods or services made with the knowledge that they will contribute materially to that country’s weapons capabilities and authorises sanctions against any company violating these rules (including denial of financings by the US export/import bank, denial of certain export licences, denial of certain government contracts and limits of loans or credits from US financial institutions). However, compliance with this investment limit by European companies is prohibited by Council Regulation No. 2271/96 adopted by the Council of the EU, which means the statutes conflict with each other in some respects. While Shell did not exceed the limit on investments in Iran in 2009, we have exceeded it in the past and may exceed the US-imposed investment limits in Iran in the future. While we seek to comply with legal requirements in our dealings in these countries, it is possible that Shell or persons employed by Shell could be found to be subject to sanctions or other penalties under this legislation in connection with their activities in these countries.

Shell has substantial pension commitments, whose funding is subject to capital market risks.
The risk regarding pensions is the ability to fund defined benefit plans to the extent that the pension assets fail to meet future liabilities. Liabilities associated with and cash funding of pensions can be significant and are dependent on various assumptions. Volatility in capital markets and the resulting consequences for investment performance as well as interest rates, may result in significant changes to the funding level of future liabilities. In case of a shortfall, Shell might be required to make substantial cash contributions, depending on the applicable regulations per country. For example, as a result of the funding shortfall experienced at the end of 2008, employer contributions to defined benefit pension funds in 2009 were $3.6 billion higher than in 2008.

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
In July 2007, Shell’s US subsidiary, Shell Oil, was contacted by the US Department of Justice regarding Shell’s use of the freight forwarding firm Panalpina, Inc and potential violations of the US Foreign Corrupt Practices Act (FCPA) as a result of such use. Shell has an ongoing internal investigation and is co-operating with the US Department of Justice and the US Securities and Exchange Commission investigations. As a result of these investigations, Shell may face fines and additional costs.

16	Shell Annual Report and Form 20-F 2009
Business Review > Summary of results and strategy

SUMMARY OF RESULTS AND STRATEGY

SEGMENT EARNINGS	$ MILLION
	2009	2008	2007

Upstream	8,354	26,506	18,094
Downstream	3,054	39	12,445
Corporate	1,310	(69)	1,387

Income for the period	12,718	26,476	31,926

Earnings 2009-2007
The most significant factors affecting year-to-year comparisons of earnings and cash flow generated by our operating activities are: changes in realised oil and gas prices; oil and gas production levels; and refining and marketing margins.

During 2009, oil prices increased, but the average price was lower than in 2008. Gas prices and refining margins declined sharply, because of weaker demand and high industry inventory levels. Oil and gas production available for sale in 2009 was 3,142 thousand barrels of oil equivalent per day (boe/d), compared with 3,248 thousand boe/d in 2008 (including mined oil sands production of 78 thousand b/d).

Earnings in 2009 were 52% lower than in 2008, when they were 17% lower than in 2007. The decrease reflected lower realised oil and gas prices and lower production in Upstream as well as lower margins and sales volumes in Downstream. These effects more than offset the positive effect on earnings of increasing oil prices on inventory.

In 2009, Upstream earnings were $8,354 million, 68% lower than in 2008 and 54% lower than in 2007. Earnings in 2009 reflected the effect of significantly lower realised prices for both oil and gas in combination with lower production volumes. Moreover, the 2008 earnings included significant gains from the divestment of various assets. In 2008, earnings increased by 46% from 2007, mainly reflecting higher realised oil and gas prices, partly offset by lower production volumes.

Downstream earnings in 2009 were $3,054 million, compared with $39 million in 2008 and $12,445 million in 2007. When earnings are adjusted for the impact of changing oil prices on inventory, then earnings in 2009 decreased significantly with respect to 2008 because lower demand drove down our realised refining margins and most of our realised marketing margins in 2009. The adjusted earnings also decreased between 2007 and 2008 because of lower margins on chemical products, lower refining margins in the USA and higher operating costs.

Balance sheet and capital investment
Shell’s strategy to invest in the development of major growth projects, primarily in Upstream, explains the most significant changes to the balance sheet in 2009. Property, plant and equipment increased by $19.6 billion mainly as a result of capital investment of $31.7 billion, 17% lower than capital investment in 2008. The effect of capital investment on property, plant and equipment was partly offset by depreciation, depletion and amortisation of $14.5 billion in 2009.

Of the 2009 capital investment, $24 billion related to Upstream projects that will primarily deliver organic growth over the long term. These projects include several multi-billion-dollar, integrated facilities that are expected to provide significant cash flows for the coming decades. In 2009, the total debt increased by $11.8 billion. Overall, total equity increased by $9.3 billion in 2009, to $138.1 billion.

The gearing ratio was 15.5% at the end of 2009, compared with 5.9% at the end of 2008. The change reflects the increase of the total debt in combination with a decrease in the cash and cash equivalents position in 2009.

Market overview
The demand for oil and gas is strongly linked to the strength of the global economy. For that reason, projected economic growth is considered an indicator of the future demand for our products and services.

Following the extreme contraction in the global economy in the fourth quarter of 2008 and first quarter of 2009 that was triggered by the severe financial crisis in the USA and Europe, world output accelerated over the remaining quarters of 2009. The recession ended in most major economies by the third quarter of the year. This turnaround was due in part to the extraordinary macroeconomic stimulus and financial sector supports implemented by governments and central banks to contain the crisis. In this context, the global economy contracted by (0.8%) in 2009, down from growth of 3.2% in 2008 and 5.1% in 2007.

In 2010, global output growth is expected to recover, but the recovery is likely to be slow and uncertain given the depth of contraction in 2009.

OIL AND NATURAL GAS PRICES
Oil prices rose steadily through 2009. Brent crude oil started the year at $40 per barrel and in mid-November reached the $78 mark, which is approximately where it ended the year. On average, however, 2009 prices were considerably lower than they were in 2008. Brent crude oil averaged $61.55 per barrel in 2009, compared with $97.14 in 2008, and West Texas Intermediate averaged $61.75 per barrel in 2009, compared with $99.72 a year earlier.

Natural gas prices also spanned a wide range in 2009. The Henry Hub prices trended downwards between January and September: from a monthly average high of $5.27 per million British thermal units (MMBtu) in January down to a monthly low of $2.88 in September, when inventories were hitting an all-time high and production had to be discouraged. From October until the end of 2009, however, Henry Hub gas prices reversed the trend with the onset of winter weather. Overall, the Henry Hub gas price averaged $3.90 per MMBtu in 2009 compared with $8.85 in 2008. In the UK, prices at the National Balancing Point averaged 30.93 pence/therm in 2009 compared with 58.06 pence/therm in 2008.

Unlike crude oil pricing, which is global in nature, gas prices can vary significantly from region to region. Shell produces and sells natural gas in regions whose supply, demand and regulatory circumstances differ markedly from those of the US’s Henry Hub or the UK’s National Balancing Point. Natural gas prices in continental Europe and in the Asia-Pacific region are predominantly indexed to oil prices. In Europe, contractual time-lag effects resulted in a continued price decline throughout the first half of 2009, while demand was at the same time severely impacted by the recession. Oil-indexed prices started to recover in the fourth quarter, maintaining a very significant premium above the UK’s National Balancing Point.

OIL AND NATURAL GAS PRICES FOR INVESTMENT EVALUATION
The range of possible future crude oil and natural gas prices used in project and portfolio evaluations within Shell are determined after assessment of short-, medium- and long-term price drivers under different sets of assumptions. Historical analysis, trends and statistical volatility are all part of this assessment, as are analyses of possible future economic conditions, geopolitics, OPEC actions, supply costs

Shell Annual Report and Form 20-F 2009	17
Business Review > Summary of results and strategy

and the balance of supply and demand. Sensitivity analyses are used to test the impact of low-price drivers, such as economic weakness, and high-price drivers, such as strong economic growth and low investment levels in new production. Short-term events, such as relatively warm winters or cool summers, weather-and (geo)political-related supply disruptions, contribute to price volatility.

Shell expects oil prices to typically average $50 to $90 per barrel and screens new upstream opportunities inside this range. Shell uses a grid based on low, medium and high oil and gas prices to test the economic performance of long-term projects. As part of our normal business practice, the range of prices used for this purpose is always subject to review and change.

REFINING AND PETROCHEMICAL MARKET TRENDS
Refining margins were lacklustre in all key refining centres in 2009. Margins came under downward pressure with the reduced demand due to the global recession. On top of that, there was significant refinery overcapacity following the start-up of major refining facilities in Asia.

Demand for petrochemicals recovered during the second half of 2009, as GDP growth resumed and restocking took place. Global ethylene demand grew a little under 1% in 2009 after suffering a decline of over 3% in 2008.

Industry refining margins in 2010 are likely to remain fundamentally weak because of the expected ongoing global excess product inventory, particularly for middle distillates.

Strategy and outlook

STRATEGY
Our strategy seeks to reinforce our position as a leader in the oil and gas industry in order to provide a competitive shareholder return while helping to meet global energy demand in a responsible way.

Intense competition will remain for access to resources by our Upstream businesses and new markets by our Downstream businesses. We believe our technology, project-delivery capability and operational excellence will remain key differentiators for our businesses.

In Upstream, we focus on exploration for new oil and gas reserves and developing major projects where our technology and know-how adds value to the resource holders. In our Downstream businesses, our emphasis remains on sustained cash generation from our existing assets and selective investments in growth markets.

We will continue to focus on capital and cost discipline. We expect around 80% of our capital investment in 2010 to be in our Upstream projects. In Downstream, we aim to maintain relatively steady capital employed.

Meeting the growing demand for energy worldwide in ways that minimise environmental and social impact is a major challenge for the global energy industry. We are committed to improving energy efficiency in our own operations, supporting customers in managing their energy demands and continuing to research and develop technologies that increase efficiency and reduce emissions in oil and gas production.

Our commitment to technology and innovation continues to be at the core of our strategy. As energy projects become more complex and more technically demanding, we believe our technical expertise will be a deciding factor in the growth of our businesses. Our key strengths include the development and application of technology, the financial and project-management skills that allow us to deliver large oil and gas projects, and the management of integrated value chains. We leverage our diverse and global business portfolio and customer-focused businesses built around the strength of the Shell brand.

OUTLOOK
We have defined three distinct layers for Shell’s strategy development: near-term performance focus, medium-term growth delivery and maturing next generation project options.

Performance focus
In the near-term, we will emphasise performance focus. We will work on continuous improvements in operating performance, with an emphasis on health, safety and environment, asset performance and operating costs, including plans for $1 billion of cost savings in 2010. There will be asset sales of up to $3 billion per year as Shell exits from non-core positions across the company.

We have new initiatives that are expected to improve on Shell’s industry-leading Downstream, focusing on the most profitable positions and growth potential. Shell has plans to exit from 15% of its world-wide refining capacity and from selected retail and other marketing positions, and is taking steps to improve the quality of its chemicals assets.

We plan net capital investment of some $29 billion in 2010 (net capital investment represents capital investment, less divestment proceeds). This amount relates largely to investments in projects where the final investment decision has already been taken or is expected to be taken in 2010. This excludes any impact of the indicative offer to acquire Arrow Energy Limited.

Growth delivery
Organic capital investment is expected to be $25 to $30 billion per year for 2011 to 2014, as Shell invests for long-term growth. Annual spending will be driven by the timing of investment decisions and the near-term macro outlook.

Cash flow from operations excluding working capital was $24 billion in 2009. Shell expects cash flow to grow by around 50% from 2009 to 2012 assuming a $60 oil price and a more normal environment for natural gas prices and downstream. In an $80 environment, 2012 cash flow should be at least 80% higher than 2009 levels.

In Downstream, Shell is adding new chemicals capacity in Singapore and refining capacity in the USA, and making selective growth investment in marketing.

Oil and gas production is expected to average 3.5 million boe/d in 2012, compared to 3.1 million boe/d in 2009, an increase of 11%, and with confidence of further growth to 2014.

Maturing next generation project options
Shell has built up a substantial portfolio of options for the next wave of growth. This portfolio has been designed to capture price upside, and minimise Shell’s exposure to industry challenges from cost inflation and political risk. Key elements of this opportunity set are in the Gulf of Mexico, USA and Canada tight gas, and Australia LNG. These are the projects that have the potential to underpin production growth to the end of the decade. Shell is working to mature these projects, with an emphasis on financial returns.

Reserves and production
Shell added 4,417 million boe of proved oil and gas reserves before production, of which 3,632 million boe comes from Shell subsidiaries

18	Shell Annual Report and Form 20-F 2009
Business Review > Summary of results and strategy

and 785 million boe is associated with the Shell share of equity-accounted investments. Included in the 4,417 million boe is 1,630 million boe of synthetic crude oil reserves. Last year, we had reported 997 million boe of proven minable oil sands reserves as of December 31, 2008. As a result of the SEC rule changes these proven minable reserves have been converted to synthetic crude oil proved reserves and are included in the 1,630 million boe. Accordingly we will no longer be reporting proven minable oil sands reserves. The increase of 4,417 million boe of proved oil and gas reserves also includes approximately 270 million boe associated with other SEC changes in proved reserves reporting. Furthermore, for the first time we have included 599 million boe proved reserves associated with future production that will be consumed in operations (for example, as fuel gas). Finally, the total additions reflect a net positive impact from commodity price changes of approximately 260 million boe proved reserves.

In 2009, total oil and gas production available for sale was 1,147 million boe. An additional 40 million boe was produced and consumed in operations. Production available for sale from subsidiaries was 828 million boe with an additional 35 million boe consumed in operations. The Shell share of the production available for sale of equity-accounted investments was 319 million boe with an additional 5 million boe consumed in operations.

Accordingly, after taking into account total production we had a net increase of 3,230 million boe in proved oil and gas reserves of which 2,769 million boe is from subsidiaries and 461 million boe is associated with the Shell share of equity-accounted investments.

Details of Shell subsidiaries’ and the Shell share of equity-accounted investments’ estimated net proved reserves are summarised in the table on page 29 and are set out under the heading “Supplementary information – Oil and gas” on pages 140-149.

Research and development
In 2009, our research and development (R&D) expenses were $1,125 million, compared with $1,230 million in 2008 and $1,167 million in 2007.

Our R&D programme adapts and applies technologies that reduce the energy requirements, environmental impacts and running costs of our current operations. It also develops technologies that help us capitalise on business-growth opportunities, both in Upstream and in Downstream. And it can create entirely new technologies, such as those needed for alternative fuels or carbon capture and sequestration, which may become part of the world’s energy system in the longer term.

The technologies we created, developed and applied in our businesses during 2009 certainly spanned that wide range of purpose. For example, our current operations were made more efficient by the many Smart Field implementations that optimised production from oil and gas fields and by the catalysts we manufactured for the nearly completed Pearl GTL plant. New exploration prospects were identified in the Middle East and Africa with novel seismic survey technologies. And new markets were opened by our high-mileage FuelSave gasoline formulation, which was launched in various countries. Unprecedented technological achievements were also in the works in 2009, so that we can build a floating LNG plant for the offshore Prelude and Concerto fields of Australia and realise a full-scale cellulose-to-ethanol plant for next-generation biofuels.

With the Transition 2009 reorganisation, we sharpened the accountability for delivery of all aspects of our R&D programme. We also linked the programme’s projects more closely with the business that stands most to profit from what they deliver. In doing so, we also established useful links between our Upstream and Downstream technologies. The new R&D organisation also enables us to introduce further simplification and standardisation in the way we manage the development of technology.

Our R&D programme for 2010 will remain on the same general course as that for 2009. But it will benefit from the clearer lines of sight now established between a technology’s creation and its ultimate deployment in the field.

Key accounting estimates and judgements
Please refer to Note 3 to the Consolidated Financial Statements for a discussion of key accounting estimates and judgements.

Legal proceedings
Please refer to Note 28 to the Consolidated Financial Statements for a discussion of legal proceedings.

Audit fees
Please refer to Note 29 to the Consolidated Financial Statements for a discussion of auditors’ fees and services.

Shell Annual Report and Form 20-F 2009	19
Business Review > Upstream

UPSTREAM

KEY STATISTICS	$ MILLION
	2009	2008	2007

Revenue (including inter-segment sales)	55,140	88,308	67,278
Segment earnings	8,354	26,506	18,094
Including:
Production and manufacturing expenses	13,958	13,763	13,122
Selling, distribution and administrative expenses	2,206	2,030	2,015
Exploration	2,178	1,995	1,822
Depreciation, depletion and amortisation	9,875	9,906	9,913
Share of profit of equity-accounted investments	3,852	7,521	5,446
Capital investment	23,951	32,166	21,362

Oil and gas production available for sale (thousand boe/d)	3,142	3,248	3,315
LNG sales volume (million tonnes)	13.40	13.05	13.18
Proved reserves (million boe) [A]	14,132	10,903	10,809

[A]	Excludes minority interest. Minable oil sands reserves of 997 million boe in 2008 and 1,111 million boe in 2007 are not included in the proved reserves.

Overview
Our Upstream businesses explore for and extract crude oil and natural gas, often in joint ventures with international and national oil companies. We liquefy natural gas by cooling and transport it to customers across the world. We also convert natural gas to liquids (GTL) to provide cleaner burning fuels. Upstream markets and trades natural gas and power in support of our businesses. We extract bitumen – an especially thick, heavy oil – from mined oil sands and convert it to synthetic crude oil. We are also developers of wind power as a means to generate electricity.

Earnings 2009-2007
The economic environment in 2009 was a challenge to both Shell and the industry. According to the International Energy Agency, the 2009 oil demand decline of 1.5% is the largest decline since 1982. Similarly, we faced gas demand declines in Europe and the USA of some 7% and 2% respectively. At the same time, global liquefied natural gas (LNG) capacity increased by 20% in 2009, exerting downward pressure on global gas prices. Spot gas prices were significantly lower in 2009 than in 2008. Much of Shell’s natural gas and LNG portfolio has term contracts with price realisations that trailed oil price trends, typically by 4 to 6 months. Gas production represented 47% of total production of 3,142 thousand boe/d. The chart below illustrates the significant difference in direction between Shell’s realised prices for oil and gas in 2009.

REALISED PRICE	$/BOE

Segment earnings in 2009 were $8,354 million, 68% lower than in 2008. The decrease in 2009 from 2008 was mainly due to significantly lower realised oil and gas prices. Higher costs and lower sales volumes also contributed slightly to the decline. The earnings decline was partly offset by lower royalties, lower taxes and higher trading contributions. Additionally, 2009 earnings included a net charge of $134 million compared with net gains of $3,487 million in 2008. The net charge of $134 million in 2009 mainly relates to impairments and redundancy charges, partly offset by exceptional tax items, and divestment gains. The net gains of $3,487 million in 2008 mainly related to the divestment of assets in Australia, Canada, Germany, the Netherlands, Nigeria, the UK and the USA, which were partly offset by the mark-to-market valuation of certain UK gas contracts and an exceptional tax charge due to new legislation in Italy.

While natural gas production was flat in 2009, LNG sales volumes of 13.40 million tonnes were 3% higher than in 2008. This increase reflected the ramp-up in sales volumes from the Sakhalin II LNG project and Train 5 at the Australian North West Shelf project, which were partly offset by lower volumes from Nigeria LNG and reduced LNG demand due to the recession.

Segment earnings in 2008 were $26,506 million, 46% higher than in 2007, due to the impact of higher realised oil and gas prices. This was partly offset by lower production volumes, particularly in the USA, where hurricanes affected operations. Higher taxes, royalties and exploration costs also reduced 2008 earnings. Net gains of $3,487 million in 2008 compared with net gains of $1,471 million in 2007. The net gains in 2007 mainly related to asset divestments and various taxation credits, which were partly offset by the mark-to-market valuation of certain UK gas contracts and a charge mainly relating to the onshore assets in Nigeria, including impairments and provisions arising from the funding and security situation there.

Capital investment, portfolio actions and business development
Capital investment in 2009 was $24 billion. This represents a 26% decrease from 2008, which included over $8 billion in acquisitions, primarily relating to Duvernay Oil Corp. Capital investment included exploration expenditure of $4.5 billion (2008: $11.0 billion).

In Abu Dhabi, Shell signed an agreement with Abu Dhabi National Oil Company (ADNOC) to extend the GASCO joint venture for a further 20 years.

In Australia, Shell and its partners took the final investment decision (FID) for the Gorgon LNG project (Shell share 25%). Gorgon will supply global gas markets to at least 2050, with a capacity of 15 million tonnes (100% basis) of LNG per year and a major carbon capture and storage scheme.

Shell has announced a front-end engineering and design study for a floating LNG (FLNG) project, with the potential to deploy these facilities at the Prelude offshore gas discovery in Australia (Shell share 100%).

In Australia, Shell confirmed that it has accepted Woodside Petroleum Ltd.’s (Woodside) entitlement offer of new shares at a total cost of $0.8 billion, maintaining its 34.27% share in the company; $0.4 billion was paid in 2009 with the remainder paid in 2010.

In Bolivia and Brazil, Shell sold its share in a gas pipeline and in a thermoelectric power plant and its related assets for a total of around $100 million.

In Canada, the Government of Alberta and the national government jointly announced their intent to contribute $0.8 billion of funding towards the Quest carbon capture and sequestration project. Quest,

20	Shell Annual Report and Form 20-F 2009
Business Review > Upstream

which is at the feasibility study stage, could capture CO2 from the Athabasca Oil Sands Project at the Scotford Upgrader, for underground storage.

In Egypt, Shell signed agreements to acquire a 40% holding and become the operator on the Alam El Shawish West Concession, where oil and gas discoveries have been confirmed.

In Iraq, Shell was awarded a contract as lead operator in developing the Majnoon field (Shell interest 45%). Production is expected to reach 1.8 million boe/d, up from a current level of approximately 45 thousand boe/d (100% basis). In addition, Shell was awarded a 15% share in a contract for the development of the West Qurna 1 field. According to the contracts’ provisions, Shell’s equity entitlement volumes will be lower than the Shell interest implies.

In the USA, the FID was taken on the Caesar Tonga project (Shell interest 22.4%), with estimated peak production of 40 thousand boe/d (100% basis).

In Africa and Europe, Shell has agreed to an asset swap with Hess Corporation to acquire assets in Gabon and in the UK North Sea in return for Shell’s interest in a pair of Norwegian offshore fields (subject to government approval and other requisite consents).

Production
In 2009, hydrocarbon production averaged 3,142 thousand boe/d, which was 3% lower than in 2008 and 5% lower than in 2007. Lower production in 2009 when compared with 2008 is attributable to field declines, OPEC restrictions, lower production in Nigeria due to security issues, and higher maintenance downtime, mainly in the UK. A reduction in gas demand due to the global recession was also a key factor. These declines were partly offset by ramp-up of new fields, PSC price effects and a comparatively mild 2009 hurricane season in the USA.

Field declines affecting production were predominantly in the UK and the USA, but were also seen in Australia, Brazil, Canada, Denmark, Malaysia and Norway. The effect of declining fields was more than offset by production from new fields.

In Brazil, production started from the multi-field Parque das Conchas (BC-10) project (Shell interest 50%). Production wells, which are some two kilometres deep, are linked to a floating production, storage and offloading vessel with a capacity to process 100 thousand barrels of oil and 50 million cubic feet of natural gas a day (100% basis).

In Brunei, field-development projects at Mampak Block 4 and Bugan came on-stream in 2009.

In Norway, the Ormen Lange gas field (Shell interest 17%) reached peak production in November 2009. The field delivers gas to the UK market.

In Russia, the Sakhalin II project (Shell interest 27.5%) achieved peak production of over 400 thousand boe/d in the third quarter. It also successfully ramped up production from its two LNG trains, ahead of schedule. Production continued to increase from the Salym fields (Shell interest 50%), reaching almost 160 thousand boe/d during the latter half of 2009.

Exploration
During 2009, Shell participated in 11 notable discoveries in Australia, Malaysia, Norway, Oman and the US Gulf of Mexico. Discoveries will be evaluated in order to establish the extent of the volumes they contain. Shell also saw particularly strong results from exploration and appraisal drilling in the North American Haynesville and Groundbirch tight gas areas. In appraisal drilling, Shell participated in three notable successes in onshore and offshore Australia and the UK.

In total, Shell participated in 345 successful wells drilled outside proved areas. This comprises 28 conventional oil and gas wells and 148 unconventional gas exploration and appraisal wells, as well as 169 additional appraisal wells intended to extend proved areas near existing assets.

In 2009, Shell added acreage to our exploration portfolio mainly from new licences in Australia, Brazil, Canada, Guyana, Italy, Jordan, Norway and the USA, and successfully bid for new exploration licences in Egypt, South Africa and French Guiana. Shell acquired one licence in the Exmouth area, offshore north-west Australia. In Brazil, Shell was awarded 5 blocks in the onshore frontier Sao Francisco Basin. In Canada, Shell expanded our acreage holdings in British Columbia. In Guyana, the farm-in agreement to the Stabroek licence was finalised. In Italy, Shell farmed into six blocks in the deepwater Sicily Channel area. In Jordan, an oil shale concession agreement was finalised. In Norway, Shell was awarded two licences in the 20th bid round. In the US Gulf of Mexico, Shell was awarded exploration rights on 42 blocks in two lease sales, of which 39 were in lease sale 208.

In total, Shell secured rights to some 97,000 km2 of new exploration acreage. Overall, our exploration acreage increased in 2009 relative to 2008, mainly due to the acreage additions in locations noted above, partly offset by a combination of divestments, relinquishments and licence expiry of acreage in various countries (mainly Canada, Malaysia and the UK).

Outlook
Shell, along with the oil and gas industry as a whole, was impacted by the global recession during 2009. Compared with the previous year, the business environment was characterised by overall weaker oil and gas demand, reduced spending on non-core development and exploration activities and lower average realised prices.

Although oil prices did recover throughout the year, this was driven more by disciplined production controls from OPEC and other oil producing countries than from a recovery in underlying demand. In the short term, uncertainties around the robustness of the global economic recovery continue to present the industry with challenges in terms of investment choices, and require a sharp and sustained increase in emphasis on cost management. Longer term we do believe that global energy demand will again experience strong growth based on the fundamentals of an increasing global population and economic development, with supplies of easy-to-access oil and gas remaining challenged to keep up with demand. This long-term view on global energy demand means that Shell’s strategy, which has been pursued consistently for several years, remains unchanged.

The implementation of our strategy will see us actively manage our portfolio around four themes:

■	maximising long-term value in our existing businesses, especially in our heartlands, by striving for, and sustaining, operational excellence and a keen focus on competitive cost management;
■	maturing our substantial resource base to bring new projects on-stream, in particular long-life assets with attractive price upside, through the leveraging of our strong commercial and technical capabilities;
■	further building our resource base through an aggressive, focused, exploration programme and selective new business development; and

Shell Annual Report and Form 20-F 2009	21
Business Review > Upstream

■	continuing our industry leadership in integrated gas developments and increasing our unconventional gas business.

Based on production, our heartlands have traditionally included Australia, Brunei, Canada, Denmark, Malaysia, the Netherlands, Nigeria, Norway, Oman, the UK and the USA. Russia represents a new heartland with Sakhalin II on-stream in 2009, and we expect Qatar to become a heartland in the coming years.

Underpinning these four themes is a foundation of technology; Shell’s ability to develop and deploy technology is a key differentiator, with applications across the value chain, and we continue significant investment in R&D to support this position.

We continue to pursue an aggressive exploration programme and we are adding more acreage in support of our strategy themes. Our emphasis remains on drilling large exploration prospects and plays, in selected basins, and targeting under-explored areas with significant potential. The programme is further complemented by our focused Near Field Exploration programme aiming to leverage existing infrastructure near selected Shell production facilities around the world.

Shell seeks to build on its position as one of the world’s largest natural gas producers and retain our position as industry leader in LNG, with a significant presence in the key markets of North America, Asia-Pacific and Europe. We aim to access and monetise new natural gas resources by offering competitive value propositions to our customers and major resource holders. In doing so, we leverage a diverse natural gas portfolio; global capabilities including technical and commercial skills, financing, marketing, trading, shipping and project management expertise; premium market access (for LNG and GTL); and leading technology. With Sakhalin II in Russia now on-stream, integrated gas focus moves to the completion of the Qatar projects, and to further progress in Australia, notably on the Gorgon LNG project, and on moving towards FID on the Prelude floating LNG development. This latter project is an exciting opportunity, continuing Shell’s tradition of driving technological innovation to unlock new resources. In North America, we continue to progress our onshore unconventional gas developments in Pinedale (Wyoming), Haynesville (Louisiana), Groundbirch (British Columbia) and other assets largely as planned, whilst utilising the inherent flexibility some of these developments provide to manage shorter term activity levels.

With respect to Nigeria, the impact of continued security problems in the Niger Delta, and partner funding limitations within the onshore joint venture, continue to present challenges. While we have achieved some success with both funding and restoring production, the security situation remains fragile. Shell’s operating capability with existing assets and infrastructure remains strong in a country with a plentiful hydrocarbon resource base. However, the future industry outlook is uncertain, with the government contemplating the introduction of a new Petroleum Industry Bill, which could potentially reduce the economic attractiveness of oil and gas projects.

Unconventional oil is a material component of our portfolio and in 2009 Shell and others in the oil sands industry reacted to the recession and low oil prices by deferring projects. This has eased the pressure on the demand for labour, and with energy costs also falling, a lower cost environment is starting to materialise. Looking forward it is anticipated that this trend will reverse, although the extreme labour shortages of recent years are not expected to return. The outlook for energy costs is also higher as the economy moves out of recession. These market factors underpin Shell’s continued focus on operational excellence and cost management to ensure a robust business.

Proved reserves
Details of Shell subsidiaries’ and the Shell share of equity-accounted investments’ estimated net proved reserves are summarised in the table on page 29 and are set out under the heading “Supplementary information – Oil and gas” on pages 140-149. It should be noted that totals are further influenced by commodity price effects.

In December 2008, the United States Securities and Exchange Commission (SEC) and subsequently in January 2010 the Financial Accounting Standards Board (FASB) adopted revisions to oil and gas reporting rules in order to modernise and update the oil and gas reserves estimation and disclosure requirements. Our proved reserves volumes reported for the end of 2009 have been determined in accordance with these updated rules.

In 2009, we updated and enhanced our reserves assurance process by creating a central group of reserves experts, whom on average have over 25 years experience in the oil and gas industry. This group of experts are part of the Reserves Assurance and Reporting organisation (RAR). RAR provides primary assurance for all proved reserves bookings. A Vice President with over 35 years’ experience in the oil and gas industry currently heads RAR. He is a member of the Society of Petroleum Engineers and holds a Bachelor of Science in Petroleum Engineering from the University of Tulsa, Oklahoma, USA and Master of Science degrees in both Petroleum Engineering and Operations Research from Stanford University, California, USA. This RAR organisation reports directly to an Executive Vice President of Finance, who is a member of the Upstream Reserves Committee. The Upstream Reserves Committee is a multidisciplinary committee consisting of senior representatives from the Finance, Legal, Projects & Technology and the Upstream organisations. The Upstream Reserves Committee reviews and endorses all proved reserves bookings with final approval remaining with Shell’s Executive Committee. Internal Audit also provides secondary assurance through risk-based audits, focusing on the control framework and large proved reserves bookings.

In 2009, Shell added 4,417 million boe of proved oil and gas reserves before accounting for production, of which 3,632 million boe comes from Shell subsidiaries and 785 million boe is associated with Shell’s share of equity-accounted investments. Included in the 4,417 million boe is 1,630 million boe of synthetic crude oil reserves that, as a result of SEC rule changes, can now be considered proved oil and gas reserves as well as approximately 270 million boe associated with other SEC rule changes pertaining to the use of reliable technologies and the use of analogues. The application of reliable technologies contributed approximately 150 million boe of the 270 million boe. The most significant increases related to the use of wireline pressure gradients and wireline testing.

If the 2009 year-end spot price had been used instead of the new SEC requirement to use the 12 month average commodity price, this would have resulted in a reduction of about 160 million boe. Finally, the 4,417 million boe includes 599 million boe that is expected to be consumed in our operations (for example as fuel gas).

Total production available for sale in 2009 was 1,147 million boe and an additional 40 million boe was consumed in our operations. Production from Shell subsidiaries was 828 million boe with an additional 35 million boe consumed in operations. Production associated with the Shell share of equity-accounted investments was 319 million boe with an additional 5 million boe consumed in operations. Accordingly, after taking into account production and volumes consumed in operations, we had a net increase of 3,230 million boe in proved oil and gas reserves of which

22	Shell Annual Report and Form 20-F 2009
Business Review > Upstream

2,769 million boe is from Shell subsidiaries and 461 million boe is associated with the Shell share of equity-accounted investments.

SHELL SUBSIDIARIES
Before taking into account production, Shell subsidiaries added 3,632 million boe of proved oil and gas reserves. This includes 843 million barrels of oil and natural gas liquids, 1,103 million boe (6,397 thousand million scf) of natural gas, 1,630 million barrels of synthetic crude oil and 56 million boe of bitumen. Of those volumes 2,266 million boe came from revisions and reclassifications. The revisions and reclassifications include 1,207 million barrels of synthetic crude oil, of which 997 million boe had been previously booked as proven minable oil sands reserves and 325 million boe for volumes expected to be consumed in operations. Also contributing to the 3,632 million boe was a net 2 million boe relating to acquisitions and divestments; 1,324 million boe from extensions and discoveries of which 96 million boe are related to volumes consumed in operations; and 40 million boe from improved recovery.

After taking into account production of 863 million boe (of which 35 million boe was consumed in operations), Shell subsidiaries added 1,017 million boe of proved developed reserves and 1,752 million boe of proved undeveloped reserves.

SHELL’S EQUITY-ACCOUNTED INVESTMENTS
Before taking into account production, Shell’s equity-accounted investments added 785 million boe of proved reserves, 331 million barrels from oil and natural gas liquids and 454 million boe (2,634 thousand million scf) of natural gas. The majority of these additions – 745 million boe – were from revisions and reclassifications. Included in the 745 million boe is 177 million boe for volumes expected to be consumed in operations and 568 million boe due to extension of licences, improved well performance, ongoing development and commodity price changes.

After taking into account production of 324 million boe (of which 5 million boe was consumed in operations), Shell’s equity-accounted investments added 158 million boe to proved developed reserves and 303 million boe to proved undeveloped reserves.

PROVED SYNTHETIC CRUDE OIL RESERVES
As a result of SEC rules changes, we are required to report proved synthetic crude oil reserves from our Canadian oil sands operations. Accordingly, in 2009 we added 1,630 million barrels of synthetic crude oil to our proved oil and gas reserves before accounting for production. Last year, we had reported as proven minable oil sands reserves 997 million barrels. As a result of the SEC rules changes these proven minable oil sands reserves have been converted to synthetic crude oil reserves and are included in the 1,630 million barrels of proved synthetic crude oil reserves. Accordingly, we will no longer be reporting proven minable oil sands reserves. Also included in the 1,630 million barrels are 423 million barrels related to new mine extensions.

In 2009 we had synthetic crude oil production of 31 million barrels of which 2 million barrels were consumed in operations. Therefore, as at December 31, 2009 we had total net proved synthetic crude oil reserves of 1,599 million barrels, of which 691 million barrels were proved developed reserves and 908 million barrels were proved undeveloped reserves.

BITUMEN
The bitumen proved reserves are reported under the SEC rules definition as other natural resources. The net increase in these proved reserves, before taking into account production, was 56 million barrels, of which 54 million barrels is attributed to revisions and reclassifications and 2 million barrels to extensions and discoveries; after taking into account production of 7 million barrels, the bitumen proved reserves were 57 million barrels at December 31, 2009.

DEPRECIATION, DEPLETION AND AMORTISATION
The changes resulting from the revised SEC rules to Shell’s estimates of proved developed reserves affect prospectively from 2010 the amounts of depreciation, depletion and amortisation charged. These changes will not have a material impact.

Proved undeveloped reserves
The net addition to proved undeveloped reserves was 2,055 million boe in 2009. During the year we converted approximately 556 million boe of proved undeveloped reserves to proved developed reserves, of which approximately 40% is related to fields with no previously reported proved developed reserves. We spent approximately $7.3 billion in developing proved undeveloped reserves in 2009. As at December 31, 2009 we had 7,602 million boe of proved undeveloped reserves.

As at December 31, 2009, approximately 1,064 million boe have been held as proved undeveloped reserves for five years or longer. A majority of these reserves are in locations where Shell has a proven track record of developing major projects, such as in the Netherlands, Nigeria, Norway, Russia and the USA. These proved undeveloped reserves relate primarily to long-life fields. Approximately 90% of these proved undeveloped reserves are associated with currently producing fields. These reserves are expected to be converted from proved undeveloped to proved developed over time as development activities are undertaken to meet contractual obligations and production facilities are expanded or upgraded. The majority of these undeveloped proved reserves are associated with fields that will produce for decades. Accordingly, over the life of these fields, we will be required to provide gas compression and drill additional wells to support existing gas delivery commitments as well as a number of phased developments that will optimise the use of production facilities.

In the coming years we expect an increase in our proved undeveloped reserves that have been held for five years or longer due to the relatively recent commencement of construction of major, long-lasting production projects in Canada, Kazakhstan and Qatar.

Delivery commitments
Shell sells crude oil and natural gas from its producing operations under a variety of contractual obligations. Most contracts generally commit Shell to sell quantities based on production from specified properties, some natural gas sales contracts specify delivery of fixed and determinable quantities, as discussed below.

Shell is contractually committed to deliver to third parties and affiliates a total of approximately 4,500 billion cubic feet of natural gas from 2010 through 2012 from Australia, Brunei, China, Malaysia, Nigeria, Norway, Philippines, Russia and the UK. The sales contracts contain a mixture of fixed and variable pricing formulas that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery. Shell believes it can satisfy these contracts from gas sources in these regions.

Shell has met all contractual delivery commitments.

Business and property
Shell subsidiaries and equity-accounted investments are involved in all aspects of Upstream activities, including matters such as land tenure, entitlement to produced hydrocarbons, production rates, royalties,

Shell Annual Report and Form 20-F 2009	23
Business Review > Upstream

pricing, environmental protection, social impact, exports, taxes and foreign exchange.

The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases (outside North America), the legal agreements generally are granted by or entered into with a government, government entity or state oil company, and the exploration risk practically always rests with the oil company. In North America, these agreements may also be with private parties who own mineral interests. Of these agreements, the following are most relevant to Shell’s interests:

■	Licences (or concessions), which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities and of financing these activities. In principle, the licence holder is entitled to the totality of production minus any royalties in kind. The state or state oil company may sometimes enter as a joint venture participant sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases, the state oil company or agency has an option to purchase a certain share of production.
■	Lease agreements are typically used in North America and are usually governed by similar terms as licences. However, participants may include governments or private entities and royalties are either paid in cash or in kind.
■	PSCs entered into with a state or state oil company oblige the oil company, as contractor, to provide all the financing generally, and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually this share consists of a fixed or variable part, which is reserved for the recovery of contractor’s cost (cost oil); the remainder is split with the state or state oil company on a fixed or volume/revenue-dependent basis. In some cases, the state oil company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or on a per field basis. Additionally, as the price of oil or gas increases above certain pre-determined levels, Shell’s entitlement share of production would normally decrease.

EUROPE

Denmark
Shell holds a 46% interest in a producing concession until 2042. Shell’s interest will reduce to 36.8% in July 2012, when the government increases its position to a 20% fully participating stake in the concession. Shell also holds an interest in one other non-operated exploration licence.

The Netherlands
Shell has interests in various assets through its participation in Nederlandse Aardolie Maatschappij B.V. (NAM), a 50:50 joint venture between Shell and ExxonMobil. Those assets are operated by NAM.

An important part of NAM’s gas production is from its onshore Groningen gas field, in which the Dutch government has a 40% financial interest, with NAM retaining the remaining share. During 2009 a field renovation project was completed.

Norway
Shell is a partner in over 20 production licences on the Norwegian continental shelf. Shell is operator in eight of these, including those of the Shell-operated Draugen oil field (Shell interest 26%), which has been producing for 15 years, and the Ormen Lange gas field (Shell interest 17%), which reached peak production in 2009.

Shell was also the operator of the development phase of the Troll field and is a partner in the Statfjord field, both of which were producing in 2009.

Shell also holds interests in potential development assets and in several Norwegian gas transportation and processing systems, pipelines and terminals.

UK
In terms of production volumes, Shell is one of the largest oil and gas exploration and production companies operating in the UK. It operates a significant number of its interests in the UK Continental Shelf on behalf of a 50:50 joint venture with ExxonMobil.

Most of Shell’s UK oil and gas production comes from the North Sea. Natural gas comes from associated gas in mixed oil and gas fields in the northern sector of the North Sea and gas fields in the southern sector. Crude oil comes from the central and northern fields. In the Atlantic Margin area, Shell has interests as a non-operating participant principally in the West of Shetlands area, which encompasses the Schiehallion, Clair and Loyal fields.

Rest of Europe
In Ireland, the Corrib Gas Project (Shell interest 45%, operator) is currently under development, and is largely complete (pending final decision from the Irish planning board on an application for a nine kilometres onshore pipeline).

Shell also has interests in Austria, Germany, Greece, Hungary, Italy, Slovakia, Spain, Sweden and Ukraine.

ASIA (INCLUDING MIDDLE EAST AND RUSSIA)

Brunei
Shell and the Brunei government are 50:50 shareholders in Brunei Shell Petroleum Company Sendirian Berhad (BSP). BSP holds long-term oil and gas concession rights onshore and offshore Brunei and sells most of its natural gas production to Brunei LNG Sendirian Berhad (BLNG, Shell interest 25%). BLNG was the first LNG plant in the Asia Pacific region and sells most of the LNG on long-term contracts to buyers in Japan and South Korea.

Shell has a 35% interest in the Block B concession where gas is produced from the Maharaja Lela Field. Shell also has a 54% operating interest in exploration Block A.

China
Shell operates the onshore Changbei tight gas field (Shell interest 50% average) under a PSC with PetroChina. Shell also participates in the offshore Xijiang fields (Shell interests ranging from 24.5% to 47.8%).

Iran
Iran is a major resource holder. It has the world’s second largest oil and natural gas resources. At current global gas usage rates, Iran’s gas is enough to supply the entire world for about 10 years. Given the size and global importance of Iranian hydrocarbon resources, Shell finds it hard to see a future in which production of these resources would not, at some point, play an important role in the global energy supply and demand balance.

Major new projects to deliver hydrocarbon resources to customers can easily take more than 10 years to prepare, and require the completion

24	Shell Annual Report and Form 20-F 2009
Business Review > Upstream

of a number of phases of feasibility work before any final decision can be taken. It is hard to predict how circumstances in any one country will evolve over that period. Some countries that today appear stable may become less stable and vice versa. It therefore makes sense for Shell and other international energy companies to prepare a portfolio of possible new energy projects in a variety of different locations, and to leave a final investment decision on whether to proceed until the last practicable moment.

We recognise that there are export controls and sanctions legislation in various jurisdictions targeting Iran. We have established programmes to manage compliance with such applicable laws, including the US Export Administration Regulations and the Iranian Transaction Regulations. However, as discussed in the Risk factors section (pages 13 to 15) conflicting US and European Union regulations in this area complicate compliance matters for European companies.

Shell Exploration B.V. (Shell interest 100%) has a 70% interest in an agreement with the National Iranian Oil Company (NIOC) concerning the Soroosh/Nowrooz fields. The development phase is completed and all permanent facilities were handed over to NIOC in 2005. Since then, the Soroosh/Nowrooz fields have been producing, with NIOC being responsible for all aspects of the operations. The term of the agreement expires when all petroleum costs and the remuneration fee have been recovered, which is expected to occur in 2010.

A project framework agreement for the Persian LNG project was signed in 2004 with Repsol and the National Iranian Oil Co. to take forward the Persian LNG project to the next stage of design. Under this agreement, it is envisaged that Shell would acquire a 50% interest in a project to develop phases of the South Pars field in the Persian Gulf and a 25% interest in the midstream liquefaction company. In early 2007, Shell and Repsol entered into a service contract with respect to development of the South Pars fields for the Persian LNG project. Negotiations on commercial issues continued to make progress in 2009. During 2009 we have also looked to mature the technical basis of the project, including front-end engineering design work for the offshore facilities and for the liquefaction plant. The parties will not reach a final decision on whether to proceed with the project until the remaining significant commercial and engineering work is complete. As with all projects, decision timing is fundamentally driven by the need to ensure first class decision quality. Our main concern is getting the remaining significant commercial and engineering work right. When we come to make a final investment decision, we will take political considerations into account. Naturally, we are following international developments closely and keeping a wide range of governments and other stakeholders informed.

We are also providing China Petroleum and Chemical Corporation with technical services relating to their development of the Yadavaran field in Iran. At this time, we have not made any decision on whether to take an equity stake in the project.

Shell’s investments and activities in Iran are not material to our revenues, earnings or assets. In general, potential US sanctions could have a material adverse effect on our future earnings (see Risk factors).

Iraq
The Iraqi Ministry of Oil awarded Shell a 20-year contract as lead contractor in the development of the Majnoon oilfield. Shell will operate the development and production service contract. The Iraqi state owns 25% of the participating interest and Shell will hold a 45% share with Petronas holding the remaining 30%. Majnoon, located in southern Iraq, is considered one of the world’s largest oil fields. The current level of production is approximately 45 thousand boe/d. Shell was also awarded a 15% interest in the West Qurna 1 field, as part of the ExxonMobil-led consortium. According to the contracts’ provisions, Shell’s equity entitlement volumes will be lower than the Shell interest implies.

Shell signed a heads of agreement with the Iraqi Ministry of Oil in September 2008 which sets out the commercial principles to establish a joint venture between Shell and the South Gas Company. The South Gas Company would be the 51% majority shareholder in the joint venture, with Shell holding 44% and Mitsubishi Corporation holding 5%. The joint venture would gather, treat and process raw gas produced within Basrah and sell the processed natural gas (and associated products such as condensate and LPG) for use in the domestic and export markets. The government has extended the heads of agreement by six months from its current expiry date in March 2010.

Kazakhstan
Shell has a 16.81% share in the offshore Kashagan field. This shallow-water field covers an area of approximately 3,400 km2. Phased development of the field will lead to an expected plateau production of 300 thousand boe/d (100%) from phase 1, increasing further with additional phases of development. Shell is now executing Kashagan Phase 2 front-end engineering and design. Shell and KazMunayGas will manage production operations on behalf of the operator.

Shell is also a 55% partner in the Pearls production-sharing agreement (PSA) that covers an area of some 1,000 km2 in a water depth of nine metres in the North Caspian Sea. The block contains two oil discoveries, Khazar (2007) and Auezov (2008), which are currently under appraisal. In 2009, a successful appraisal well and production test were completed on the Khazar discovery.

The Caspian Pipeline Consortium (Shell interest 5.1%) exports production from west Kazakhstan to the Black Sea. The pipeline is 1,510 kilometres long and has been operational since October 2001. In December 2009, the Caspian Pipeline Consortium shareholders approved a pipeline expansion implementation plan. The expansion project is expected to be fully completed in early 2015.

Malaysia
Shell, as contractor to Petronas, produces oil and gas located offshore of Sarawak and Sabah under 15 PSCs, where Shell’s interests range from 30% to 80%.

In Sabah, Shell operates four producing offshore oil fields (with a 50% interest in three and 80% in the other). Shell also has interests in offshore PSCs for the exploration and development of three blocks with interests ranging from 35% to 40%. In addition, Shell has a 50% interest in offshore blocks ND-6 and ND-7.

Shell operates the unitised Gumusut field (Shell interest 33%), which is currently being developed, and the Malikai field (Shell interest 35%). Shell has a 30% interest in the Kebabangan field held through the Kebabangan Cluster PSC and the Kebabangan Petroleum Operating Company. Shell took FID to proceed with the F28 field development (Shell interest 50%) project under the SK308 PSC in 2009.

In Sarawak, Shell is the operator of 16 gas fields, in which its interests range from 37.5% to 70%. Shell also has a 40% interest in the PETRONAS Carigali operated Baram Delta PSC and a 50% exploration interest in SK-307.

In 2009, over 92% of the gas produced by Shell in Malaysia was supplied to the LNG complex in Bintulu, Sarawak (see table on page 37).

Shell Annual Report and Form 20-F 2009	25
Business Review > Upstream

Shell also operates a GTL plant (see table on page 37), adjacent to the LNG facilities. Using Shell technology, the plant converts natural gas into high-quality middle distillates and other specialty products.

Oman
Shell has a 34% interest in Petroleum Development Oman (PDO), which is the operator of an oil concession expiring in 2044. The government of Oman holds a 60% interest in the concession and Private Oil Holdings Oman Ltd. (POHOL) holds the remaining 40%. Shell has an 85% shareholding in POHOL.

PDO has a portfolio of field-development projects that will build on the successful delivery of ongoing enhanced oil recovery projects and other chemical and thermal pilots.

Shell also participates in the development of the Mukhaizna oil field (Shell interest 17%) where horizontal steam flooding will be applied on a large scale.

Additionally, Shell has a 30% interest in Oman LNG which mainly supplies Asian markets under long-term contracts, and an interest of 11% in Qalhat LNG.

Philippines
Shell has a 45% interest in the deep-water PSC for block SC-38, which includes a production licence for the Malampaya, Camago and San Martin fields. Current production comprises gas and condensate from the Malampaya field via a platform north-west of the island of Palawan. Shell also holds a 55% interest in block SC-60, an area offshore of north-east Palawan.

Qatar
In 2006, construction started on the integrated Pearl GTL project. Shell provides 100% of project funding under the development and PSA with the government of the State of Qatar. The fully integrated project includes Upstream production of some 1.6 bcf/d of well-head gas from two unmanned platforms in Qatar’s North Field, transport and processing of the gas to produce around 120 thousand b/d of natural gas liquids and ethane, and the conversion of the remaining gas into 140 thousand b/d of high-quality liquid hydrocarbon products in the world’s largest GTL plant. Construction is scheduled to be completed by the end of 2010 with production ramp-up in 2011.

The Qatargas 4 LNG project (Shell interest 30%) is progressing. The project comprises facilities to produce some 1.4 bcf/d of natural gas from Qatar’s North Field, an onshore gas-processing facility and an LNG complex yielding 70 thousand b/d of natural gas liquids and 7.8mtpa of LNG, and shipping of the LNG to markets in North America, China and Dubai. Construction of the Qatargas 4 project is expected to be substantially complete by the end of 2010.

Russia
Shell’s main asset is the Sakhalin II project (Shell interest 27.5%), an integrated oil and gas export project in a sub-arctic environment. The construction of the project was completed in 2009, and the first LNG from Russia was exported in March 2009.

Plateau production from the Sakhalin II project will be some 400 thousand boe/d of oil and gas, supplying 9.6mtpa of LNG from two production trains.

Shell has a 50% interest in the Salym fields in Western Siberia, where production increased, reaching almost 160 thousand boe/d during the latter half of 2009.

Syria
A registered branch of Syria Shell Petroleum Development B.V. (Shell interest 100%) holds interests ranging from 62.5% to 66.67% in three PSCs (Deir Ez Zor, Fourth Annex and Ash Sham). These were extended by 10 years in December 2008 and now expire between 2018 and 2024. In addition, Shell companies are parties to a gas utilisation agreement for the collection, processing and sharing of natural gas from designated fields for use in Syrian power generation and other industrial plants. Al Furat Petroleum Company, a Syrian joint stock company in which Syria Shell Petroleum Development B.V. holds a 31.25% to 33.3% interest, performs operations under these contracts.

Shell South Syria Exploration Limited (Shell interest 100%) entered into two production-sharing contracts, effective from February 2007, for Blocks 13 and 15 in the south of Syria. There is a four-year exploration period for these blocks, expiring in February 2011, and seismic data acquisition was completed in 2008. Prospect maturation and drilling preparation is ongoing. Shell completed a 30% farm-out to Tri Ocean Energy in November 2009. Shell remains operator with 70% interest.

United Arab Emirates
In Abu Dhabi, Shell holds a concessionary share of 9.5% in the onshore crude oil and natural gas liquids operations of the Abu Dhabi Company for Onshore Oil Operations (ADCO). The licence expires in 2014. Shell also has a 15% interest in the licence of Abu Dhabi Gas Industries Limited (GASCO), which extracts and exports propane and butane as well as heavier liquid hydrocarbons from the wet natural gas associated with the oil produced by ADCO. Shell signed an agreement with Abu Dhabi National Oil Company (ADNOC) to extend the GASCO Joint Venture for a further twenty years to 2028.

Rest of Asia
Shell also has interests in India, Japan, Jordan, Pakistan, Saudi Arabia, Singapore, South Korea and Turkey.

AUSTRALIA/OCEANIA

Australia
Shell has interests in offshore production and exploration licences in the North West Shelf (NWS) and Greater Gorgon areas of the Carnarvon Basin, as well as in the Browse Basin and Timor Sea area. Some interests in these areas are held directly, and some indirectly through a 34.27% shareholding in Woodside.

Woodside is the operator on behalf of six joint venture participants of the NWS gas, condensate and oil fields, of which Shell has a 22.4% interest. Construction of the North Rankin 2 low-pressure gas platform continued in 2009, which will be linked to the existing North Rankin A platform and is designed to recover remaining low-pressure gas from the North Rankin fields.

Shell has a 25% interest in the Gorgon development project covering the offshore Greater Gorgon fields, with the exception of Io gas field, where Shell has a 12.5% interest. The final investment decision on the project was taken in September 2009, and construction activities on Barrow Island commenced in December 2009. Gorgon is the largest single resource project in Australia and, at 15mtpa, the world’s largest foundation LNG project.

Shell is operator and 100% equity holder of a permit in the Browse Basin, in which 12 exploration wells have been drilled, finding two separate gas fields – Prelude and Concerto. After evaluating development options, Shell is working towards deployment of FLNG technology. FLNG processes gas in situ at the offshore gas field

26	Shell Annual Report and Form 20-F 2009
Business Review > Upstream

location, reducing project costs and minimising the environmental footprint. During 2009, Shell entered the front-end engineering and design phase for Prelude FLNG. Environmental approval work is continuing.

Also in the Browse basin, Shell is a participant in the Woodside operated Browse Joint Venture (Shell interest approximately 25%) covering the Torosa, Brecknock and Calliance gas fields. The Browse Joint Venture participants have agreed to enter the Basis of Design phase for development of the Browse gas resources at the Kimberley LNG Precinct.

Utilising our 30% equity interest in the Surat and Bowen basin Coal Seam Gas (CSG) reserves we hold in an alliance with Arrow Energy, Shell has progressed its Shell Australia LNG CSG project in Gladstone, Queensland. The project has been granted ‘significant project’ status by the state government, triggering the environmental permitting process.

Shell holds further interests in the Sunrise and Evans Shoal gas fields in the Timor Sea (Shell interests 38% and 25% respectively). Sunrise joint venture partners are considering two concepts for the development of Greater Sunrise gas, which would be delivered either to an offshore Shell FLNG plant or to the onshore Darwin LNG plant.

Shell has a 33% interest in the WA-16-R permit, where a discovery was made with the Iago-2 well. Development options are being assessed. Shell also has gas rights in the Crux field (AC/P23) and in the Libra-1 gas discovery in the Shell-operated AC/P41 block (Shell interest 80%).

New Zealand
Shell has an 83.75% interest in the offshore Maui gas field, a 50% interest in the onshore Kapuni gas field and a 48% interest in the offshore Pohokura gas field. The produced gas is sold domestically, mainly under long-term contracts. Shell also has interests in other exploration licence areas in the Taranaki Basin.

AFRICA

Nigeria
Onshore Nigeria The Shell Petroleum Development Company of Nigeria Ltd. (SPDC) is the operator of a joint venture (Shell interest 30%) that holds 30 onshore oil mining leases (OML) in the Niger Delta. The leases expire in 2019.

In 2009, SPDC ramped up power output of the 640 MW Afam VI Power Plant and fuel gas production from the Okoloma Gas Plant in the Niger Delta, and continued to deliver production from gas wells associated with the project – collectively known as the Afam Integrated Gas and Power Project. The Afam VI Power Plant is capable of delivering over 400 MW since July 2009, but the lack of upgrades on the Nigeria electricity grid limits full production.

The Gbaran-Ubie integrated oil and gas project (Shell interest 30%) is developing an area of approximately 650 km2 in Bayelsa State. When fully operational, it is expected at its peak to produce one bcf/d of gas and 70 thousand b/d of oil. SPDC will drill more than 30 new oil and gas wells, and is building a central processing facility with gas delivery to power plants and Nigeria LNG Ltd. (NLNG).

On the financing side, progress has been made towards full implementation of the Modified Carry Agreements (MCAs) and the bridge loan signed in 2008 and 2009. All requirements for the utilisation of the bridge loan and the implementation of the MCAs have been met in the fourth quarter of 2009.

Offshore Nigeria The main offshore activities are carried out by Shell Nigeria Exploration and Production Company (SNEPCo – Shell interest 100%) with interests in three deep-water blocks, of which two are operated by Shell. This includes the Bonga field 120 kilometres offshore with a production capacity of more than 200 thousand barrels of oil and 150 million standard cubic feet of gas per day. Deep-water offshore activities are typically governed through PSCs with the Nigerian National Petroleum Corporation.

SPDC also holds an interest in six shallow water offshore leases, of which five expired on November 30, 2008. However, under the Nigerian Petroleum Act, SPDC is entitled to an extension. Currently, the status quo is maintained following a court order issued on November 26, 2008. The parties involved are pursuing a negotiated resolution. Production from one of the leases – the Sea Eagle FPSO (“EA licence”) restarted on July 2, 2009, following the shut-down as a result of security incidents in 2006.

Other Shell companies in Nigeria have an interest in deep-water block OPL 322 and a disputed interest in OML 122. Furthermore, the ownership of the licence and the rights in the OPL 245 PSC are the subject of ongoing litigation.

Shell also has a 25.6% interest in NLNG, which operates six LNG trains with a total capacity of 21.6mtpa (100%). NLNG currently has operational control of 24 LNG vessels.

Rest of Africa
In Egypt, Shell has a 50% interest in the Badr El-Din Petroleum Company joint venture with the Egyptian General Petroleum Corporation (the Egyptian national oil company). Shell also participates in the deep-water North East Mediterranean Deepwater concession and the North West Damietta concession. In 2009, Shell acquired a 40% working interest in the Alam El Shawish West concession, located in the Egyptian western desert.

In Gabon, Shell has interests in nine onshore mining concessions and exploitation permits, and operates six of them. The three non-Shell-operated concessions expire between 2010 and 2021. Shell also holds the Igoumou Marin permit in ultra-deep water and two exploration and production-sharing contracts offshore Gabon.

In South Africa, Shell won the exploration rights in the Orange Basin deep-water area off the country’s west coast in November 2009. The exploration area covers approximately 37,000 km2. In December 2009, the South African Petroleum Authorities (Petroleum Agency SA) awarded Shell a Technical Cooperation Permit for a one-year study to determine the hydrocarbon potential in parts of the Karoo Basin in central South Africa.

Shell also has interests in Algeria, Cameroon, Ghana, Libya, Morocco and Tunisia.

NORTH AMERICA

Canada
Shell produces natural gas, NGL, bitumen, synthetic crude oil and sulphur mainly in Alberta and British Columbia where the main leases/assets are held.

In total, Shell holds over 2,100 leases. Canadian exploration rights are generally granted for varying terms, depending upon the provincial jurisdiction and applicable regulations. Subject to certain conditions, exploration rights can be converted to production leases, which may be

Shell Annual Report and Form 20-F 2009	27
Business Review > Upstream

extended as long as there is commercial production pursuant to the lease.

The Alberta government implemented a new royalty framework effective January 1, 2009, which increased royalty rates in both the pre-payout and post-payout periods based on a sliding scale linked to WTI price movement. This resulted in a pre-payout royalty rate increase ranging from 1% to 9% of gross revenues, and a post-payout rate increase ranging from the greater of between 25% and 40% of net revenues or between 1% and 9% of gross revenues (depending on WTI price).

Gas The majority of Shell’s Canadian gas production comes from the Foothills region of Alberta. Shell also owns and operates four natural gas processing and sulphur extraction plants in southern and south-central Alberta and is among the world’s largest producers and marketers of sulphur. In addition, it holds a 31.3% interest in the Sable Offshore Energy Project, a natural gas complex offshore eastern Canada, has a non-operating 20% interest in an early stage deep-water exploration asset off the east coast of Newfoundland and is a joint venture participant in the Mackenzie Gas Pipeline proposal in northern Canada.

In 2009, Shell continued unconventional gas development in west-central Alberta and east-central British Columbia through drilling programmes and investment in infrastructure facilitating new production. Shell holds approximately 600 thousand tight gas acres (2,400 km2) in these areas, and the Groundbirch area reached a 100 million scf/d production milestone in November.

Bitumen Shell produces and markets bitumen, a very heavy crude oil, through cold (primary) production and thermal (enhanced) recovery in the Peace River area of Alberta, and established a steam-assisted gravity drainage project (Phase 1) near Cold Lake, Alberta.

Additional heavy oil resources and advanced recovery technologies are under evaluation on about 1,200 km2 in the Grosmont oil sands area, also in north Alberta.

Oil sands/synthetic crude oil The Athabasca Oil Sands Project (AOSP) in northeast Alberta mines bitumen-saturated sand from which synthetic crude oil is produced. AOSP, operated by Shell, is a joint venture (Shell share 60%) that holds the Muskeg River Mine lease (Lease 13).

The oil sand is open-pit mined, using a truck and shovel operation, then processed in on-site bitumen extraction and clean-up facilities to yield a bitumen product. Power and steam for the operations are provided from an on-site co-generation facility, which is owned and operated by an independent power company, in combination with boiler facilities owned by the joint venture. The bitumen is transported by pipeline for processing at the Scotford Upgrader, which is operated by Shell and located in the Edmonton area of central Alberta. Scotford’s upgrading process adds hydrogen to the bitumen, breaking up the large hydrocarbon molecules. Using this process we produce a wide range of synthetic crude oils suitable as a feedstock for refineries, which process them into refined products such as gasoline.

AOSP’s current bitumen production capacity is 155 thousand boe/d (Shell interest 60%). An expansion of AOSP, expected to be completed in 2010 to 2011, will add about 100 thousand barrels of daily production capacity (Shell interest 60%).

Shell also holds a number of other minable oil sands leases in the Athabasca region with expiry dates ranging from 2010 to 2020. By completing a minimum level of development prior to their expiry, leases may be extended.

USA
Shell is a producer of oil and gas in the Gulf of Mexico (GoM), onshore tight gas (south Texas, Wyoming and Louisiana) and heavy oil (California). The majority of Shell’s oil and gas production interests are acquired under leases granted by the owner of the minerals underlying the relevant acreage (including many leases for federal onshore and offshore tracts). Such leases are currently running on an initial fixed term that is automatically extended by the establishment of production for as long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).

In Alaska, Shell holds over 410 federal leases in the Beaufort and Chukchi seas but did not pursue offshore drilling or seismic programmes on them in 2009. It concentrated on obtaining permits and other preparatory work to advance more limited single-year drilling plans in 2010. The modified plans, developed in consultation with native stakeholders, were approved by the Minerals Management Service. Final Environmental Protection Agency air permits, however, still remain to be granted before drilling can begin. Shell hopes to drill exploratory wells in the north Alaska offshore in 2010.

Gulf of Mexico The Gulf of Mexico is the major production area, accounting for some 60% of Shell’s oil and gas production in the USA. Shell holds more than 460 federal offshore leases in the Gulf, about a quarter of them producing. Shell operates five deep-water tension leg platforms, and a dozen others, with average Shell-share production of over 270 thousand boe/d in 2009. Key producing fields are Auger, Mars, Ram Powell, Ursa, Princess, Brutus, NaKika and Deimos.

Shell, with partners, are advancing the Perdido project (Shell interest 35.4%) in the far south-west Gulf of Mexico throughout 2009 and will achieve first oil in 2010. Shell will operate this ultra deep water spar facility.

Onshore Shell continues to operate efficient multi-rig onshore gas-well drilling programmes in south Texas and Wyoming, where Shell and partners recorded their first full year under revised federal environmental rules allowing year-round operations. Shell also added to its substantial acreage position in the Haynesville shale tight-gas opportunity of north-west Louisiana. Our Haynesville activities are being executed through joint operations (Shell interest 50%), with approximately 25 drilling rigs in operation as at January 1, 2010 between Shell and partners, and a ramp-up of operations is planned for 2010.

Shell holds a 51.8% interest in Aera Energy LLC, a US-based exploration and production company with assets in the San Joaquin Valley and Los Angeles Basin areas of southern California. Aera operates more than 15,000 wells, producing about 170 thousand boe/d of heavy oil and gas, and accounting for approximately 30% of the state’s production.

Shell continues research into the development of oil shale resources in the Piceance Basin of north-west Colorado, and holds three federal leases for future oil shale activities.

LNG and wind Shell holds capacity rights in US LNG import terminals, at the Cove Point and Elba Island regasification terminals. In the wind energy business, Shell has interests in eight US wind projects (Shell interest 50%) with a total installed capacity of 899 MW.

28	Shell Annual Report and Form 20-F 2009
Business Review > Upstream

Mexico
Shell has a 50% interest in an LNG regasification terminal at Altamira, on Mexico’s gulf coast, and a 75% interest in a separate marketing company that holds the capacity rights in the terminal. Shell also holds capacity rights at the Costa Azul LNG import terminal in Baja California on Mexico’s west coast.

SOUTH AMERICA

Brazil
Shell produces oil and gas from the offshore Parque das Conchas (BC-10) field, which came on-stream in 2009 (Shell operated; interest 50%) and Bijupirá and Salema fields (Shell operated; interest 80%). Shell also has an interest in an operated offshore development block and interests in seven deep-water exploration blocks in the Campos, Santos and Espirito Santo basins. Shell operates two of these blocks with interests ranging from 17.5% to 100%.

Shell operates two heavy oil fields in block BS-4 (Shell interest 40%) in the Santos Basin where potential development concepts are being assessed. Shell formally received exploration rights to five onshore blocks comprising over 11,000 km2 in the São Francisco basin.

Shell holds an 18% interest in Brazil Companhia de Gas de São Paulo (Comgás), a natural gas distribution company in the state of São Paulo.

Rest of South America
Shell also has interests in Argentina, Colombia, French Guiana, Guyana and Venezuela.

LNG supply and shipping
Four operations aim to secure LNG supplies for downstream natural gas markets: Shell Western LNG; Shell Eastern LNG; Shell International Trading Middle East LNG; and Shell North American LNG (all Shell interests 100%). These operations primarily use ships (currently a fleet of eight, of which one is on long-term-charter to a third party) which have been acquired, leased or chartered by Shell Tankers Singapore Ltd., Shell Tankers (UK) Ltd and Shell Bermuda (Overseas) Ltd. All of the five Shell owned LNG vessels in the shipping fleet are managed by Shell International Trading and Shipping Company Ltd.

Shell Annual Report and Form 20-F 2009	29
Business Review > Upstream

SUMMARY OF OIL AND GAS RESERVES FOR SHELL SUBSIDIARIES AND SHELL SHARE OF
EQUITY-ACCOUNTED INVESTMENTS AT DECEMBER 31, 2009 [A]				BASED ON AVERAGE PRICES FOR 2009
	Oil and natural gas liquids million barrels	Natural gas thousand million scf	Synthetic crude oil million barrels	Bitumen million barrels	Total all products million boe [B]

Proved developed
Europe	393	12,306			2,515
Asia	761	4,391			1,518
Australia/Oceania	79	1,400			320
Africa	379	957			544
North America
USA	465	1,304			690
Canada	23	754	691	29	873
South America	52	178			83

Proved undeveloped
Europe	133	3,529			741
Asia	1,069	15,421			3,728
Australia/Oceania	56	5,232			958
Africa	356	2,081			715
North America
USA	245	1,019			421
Canada	15	418	908	28	1,023
South America	5	65			16

Total proved developed and undeveloped
Europe	526	15,835			3,256
Asia	1,830	19,812			5,246
Australia/Oceania	135	6,632			1,278
Africa	735	3,038			1,259
North America
USA	710	2,323			1,111
Canada	38	1,172	1,599	57	1,896
South America	57	243			99

Total	4,031	49,055	1,599	57	14,145

[A]	Including minority interest.
[B]	Natural gas has been converted to an oil equivalent basis at 5,800 scf per barrel.

30	Shell Annual Report and Form 20-F 2009
Business Review > Upstream

LOCATION OF OIL AND GAS PRODUCING ACTIVITIES
(AT DECEMBER 31, 2009) [A]
	Exploration	Development and/or production	Shell operator [B]

Europe
Denmark	■	■
Germany	■	■
Ireland	■	■	■
Italy	■	■
The Netherlands	■	■	■
Norway	■	■	■
Sweden	■		■
UK	■	■	■
Ukraine	■

Asia
Brunei	■	■	■
China	■	■	■
Iran		■
Jordan	■		■
Kazakhstan	■	■
Malaysia	■	■	■
Oman	■	■
Pakistan	■	■
Philippines	■	■	■
Qatar		■	■
Russia	■	■
Saudi Arabia	■
Syria	■	■	■
United Arab Emirates	■	■

Australia/Oceania
Australia	■	■	■
New Zealand	■	■	■

Africa
Algeria	■		■
Cameroon	■	■	■
Egypt	■	■	■
Gabon	■	■	■
Libya	■		■
Nigeria	■	■	■
Tunisia	■		■

North America
USA	■	■	■
Canada	■	■	■

South America
Argentina	■	■
Brazil	■	■	■
Colombia	■
Guyana	■
Venezuela		■

[A]	Including equity-accounted investments. Where an equity-accounted investment has properties outside its base country, those properties are not shown in this table.
[B]	In several countries where “Shell operator” is indicated, Shell is the operator of some but not all exploration and/or production ventures.

CAPITAL EXPENDITURE ON OIL AND GAS ACTIVITIES AND
EXPLORATION EXPENSE OF SHELL SUBSIDIARIES BY
GEOGRAPHICAL AREA [A]		$ MILLION
	2009 [B]	2008	2007

Europe	2,618	2,818	2,767
Asia	4,539	4,633	4,014
Australia/Oceania	969	698	488
Africa	2,351	1,824	2,209
North America – USA	4,114	5,597	3,873
North America – Canada	4,305	6,854	1,298
South America	537	955	189

Total	19,433	23,379	14,838

[A]	Capital expenditure is the cost of acquiring property, plant and equipment for exploration and production activities, and – following the successful efforts method in accounting for exploration costs – includes exploration drilling costs capitalised pending determination of commercial reserves. In the case of major capital projects, the related interest cost is included until these are placed in service. Exploration expense is the cost of geological and geophysical surveys and of other exploratory work charged to income as incurred. Exploration expense excludes depreciation and release of currency translation differences.
[B]	Includes synthetic crude oil activities ($3,133 million).

OIL AND GAS AVERAGE INDUSTRY PRICES
	2009	2008	2007

Brent ($/b) [A]	61.55	97.14	72.45
WTI ($/b) [A]	61.75	99.72	72.16
Henry Hub ($/MMBtu)	3.90	8.85	6.94
UK National Balancing Point (pence/therm)	30.93	58.06	30.01

[A]	Average industry prices differ from realised prices because the quality, and therefore the price, of actual crude oil produced differs from the blends used for market pricing purposes or quoted blends.

Shell Annual Report and Form 20-F 2009	31
Business Review > Upstream

Average realised price by geographical area

OIL AND NATURAL GAS LIQUIDS						$/BARREL
	2009			2008				2007

	Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries		Shell share of equity-accounted investments		Shell subsidiaries		Shell share of equity-accounted investments

Europe	55.53	56.97		89.28		86.33		68.45		73.12
Asia	57.50	36.53		95.92		49.78		67.49		53.53
Australia/Oceania	50.47	56.16	[A]	85.92		99.99	[A]	72.70		78.29	[A]
Africa	61.45	–		98.52		–		72.92		–
North America – USA	57.25	56.24		97.95		89.74		66.49		64.45
North America – Canada	39.26	–		67.07	[B]	–		50.27	[B]	–
South America	57.76	58.00		79.42		82.25		63.09		71.21

Total	57.39	42.49		92.75		63.59		67.99		59.23

[A]	Shell owns 34% of Woodside Petroleum Ltd, a publicly listed company on the Australian stock exchange. We have limited access to data, accordingly the number is an estimate.
[B]	Includes bitumen.

NATURAL GAS					$/SCF
	2009			2008			2007

	Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments

Europe	7.06	8.17		9.46	10.87		7.24	8.54
Asia	3.61	4.26		4.67	7.06		3.46	3.15
Australia/Oceania	5.29	3.94	[A]	2.96	4.13	[A]	2.22	1.81	[A]
Africa	1.71	–		1.67	–		1.20	–
North America – USA	4.36	5.02		9.61	12.15		7.23	9.85
North America – Canada	3.73	–		7.71	–		5.90	–
South America	3.18	–		4.37	–		3.58	–

Total	4.83	6.73		6.85	9.63		5.14	6.83

[A]	Shell owns 34% of Woodside Petroleum Ltd, a publicly listed company on the Australian stock exchange. We have limited access to data, accordingly the number is an estimate.

SYNTHETIC CRUDE OIL		$/BARREL
2009

	Shell subsidiaries

North America – Canada	56.23

BITUMEN		$/BARREL
	2009

	Shell subsidiaries

North America – Canada	50.00

32	Shell Annual Report and Form 20-F 2009
Business Review > Upstream

Average production costs by geographical area

OIL, NATURAL GAS LIQUIDS AND NATURAL GAS [A]							$/BOE
	2009			2008			2007

	Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments

Europe	11.91	3.18		9.25	3.41		9.15	3.58
Asia	5.86	5.44		7.01	4.99		7.20	3.75
Australia/Oceania	3.63	5.59	[B]	3.41	3.40	[B]	2.64	3.23	[B]
Africa	9.71	–		7.53	–		7.62	–
North America – USA	12.11	15.74		9.54	18.46		7.88	15.15
North America – Canada	16.63	–		17.67	–		15.43	–
South America	12.94	12.75		10.76	11.26		11.09	10.54

Total	9.88	5.72		8.61	5.67		8.19	4.95

[A]	Natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel.
[B]	Shell owns 34% of Woodside Petroleum Ltd, a publicly listed company on the Australian stock exchange. We have limited access to data, accordingly the number is an estimate.

SYNTHETIC CRUDE OIL		$/BARREL
	2009

	Shell subsidiaries

North America – Canada	39.83

BITUMEN		$/BARREL
	2009

	Shell subsidiaries

North America – Canada	18.32

Shell Annual Report and Form 20-F 2009	33
Business Review > Upstream

Oil and gas production (available for sale)

CRUDE OIL AND NATURAL GAS LIQUIDS PRODUCTION [A]					THOUSAND B/D
	2009		2008			2007

	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries		Shell share of equity-accounted investments	Shell subsidiaries		Shell share of equity-accounted investments

Europe
UK	110	–	154		–	183		–
Denmark	107	–	114		–	126		–
Norway	62	–	67		–	69		–
Italy	30	–	32		–	35		–
The Netherlands	–	5	–		5	–		6
Germany	3	–	3		–	4		–

Total Europe	312	5	370		5	417		6

Asia
Oman	195	–	192		–	191		–
United Arab Emirates	–	127	–		146	–		146
Russia	–	106	–		70	–		51
Brunei	2	76	1		80	2		90
Malaysia	39	–	38		–	42		–
Syria	22	–	22		–	24		–
China	11	–	14		–	17		–
Iran	5	–	10		–	10		–
Philippines	4	–	5		–	5		–
Others	–	1	–		1	–		1

Total Asia	278	310	282		297	291		288

Australia/Oceania
Australia	18	35	17		39	25		33
New Zealand	12	–	12		–	13		–

Total Australia/Oceania	30	35	29		39	38		33

Africa
Nigeria	231	–	266		–	287		–
Gabon	29	–	30		–	31		–
Cameroon	12	–	13		–	14		–
Egypt	12	–	9		–	10		–

Total Africa	284	–	318		–	342		–

North America
USA	195	78	190		82	238		86
Canada	20	–	46	[B]	–	47	[B]	–

Total North America	215	78	236		82	285		86

South America
Brazil	24	–	23		–	22		–
Others	1	9	1		11	1		9

Total South America	25	9	24		11	23		9

Total	1,144	437	1,259		434	1,396		422

[A]	Includes natural gas liquids. Royalty purchases are excluded. In those countries where PSCs operate, the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B]	Includes bitumen production.

34	Shell Annual Report and Form 20-F 2009
Business Review > Upstream

NATURAL GAS PRODUCTION [A]				MILLION SCF/DAY
	2009		2008		2007

	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries	Shell share of equity-accounted investments

Europe
The Netherlands	–	1,639	–	1,741	–	1,518
Norway	593	–	492	–	357	–
UK	561	–	678	–	663	–
Denmark	335	–	406	–	369	–
Germany	311	–	333	–	390	–
Italy	31	–	29	–	34	–
Others	–	–	–	–	–	19

Total Europe	1,831	1,639	1,938	1,741	1,813	1,537

Asia
Malaysia	886	–	874	–	865	–
Brunei	44	473	51	499	47	506
China	257	–	231	–	106	–
Russia	–	192	–	–	–	–
Philippines	121	–	113	–	109	–
Syria	4	–	6	–	7	–
Others	92	–	86	–	76	–

Total Asia	1,404	665	1,361	499	1,210	506

Australia/Oceania
Australia	383	216	345	215	339	203
New Zealand	218	–	216	–	230	–

Total Australia/Oceania	601	216	561	215	569	203

Africa
Nigeria	292	–	552	–	584	–
Egypt	163	–	145	–	167	–

Total Africa	455	–	697	–	751	–

North America
USA	1,055	6	1,048	5	1,124	6
Canada	530	–	406	–	402	–

Total North America	1,585	6	1,454	5	1,526	6

South America
Brazil	18	–	33	–	35	–
Others	63	–	65	–	58	–

Total South America	81	–	98	–	93	–

Total	5,957	2,526	6,109	2,460	5,962	2,252

[A]	In those countries where PSCs operate, the figures shown represent the entitlements of the companies concerned under those contracts.

SYNTHETIC CRUDE OIL PRODUCTION		THOUSAND B/D
	2009

	Shell subsidiaries

North America – Canada	80

BITUMEN PRODUCTION		THOUSAND B/D
	2009

	Shell subsidiaries

North America – Canada	19

MINED OIL SANDS PRODUCTION	THOUSAND B/D
	2008	2007

Athabasca Oil Sands Project after royalties	78	81

Shell Annual Report and Form 20-F 2009	35
Business Review > Upstream

OIL AND GAS ACREAGE [A][B] (AT DECEMBER 31)						THOUSAND ACRES
	2009				2008				2007

	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	9,045	2,592	9,770	3,653	9,646	2,785	8,924	3,038	10,253	2,894	10,384	3,007
Asia	30,969	11,108	78,382	40,547	31,252	11,260	74,749	36,811	32,677	11,971	76,890	32,269
Australia/Oceania	2,276	568	82,945	24,326	2,146	552	79,548	23,052	2,013	516	82,560	20,791
Africa	7,393	2,615	27,096	18,656	7,314	2,582	26,959	20,290	7,568	2,709	38,203	24,079
North America – USA	1,030	597	6,250	5,027	1,009	593	6,238	4,973	1,067	620	4,825	3,542
North America – Canada	966	628	26,712	19,448	1,025	707	27,792	19,546	803	544	27,409	19,200
South America	126	59	18,081	7,178	115	53	4,387	1,877	114	54	4,387	1,877

Total	51,805	18,167	249,236	118,835	52,507	18,532	228,597	109,586	54,495	19,308	244,658	104,765

[A]	Including equity-accounted investments.
[B]	The term “gross” relates to the total activity in which Shell subsidiaries and equity-accounted investments have an interest, and the term “net” relates to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interest.

NUMBER OF PRODUCTIVE WELLS [A][B] (AT DECEMBER 31)
	2009				2008				2007

	Oil		Gas		Oil		Gas		Oil		Gas

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	1,544	423	1,343	446	1,569	422	1,323	440	1,638	427	1,334	452
Asia	6,751	2,250	207	99	6,043	2,038	200	95	5,652	1,906	178	85
Australia/Oceania	39	6	566	122	42	9	319	60	31	7	116	34
Africa	1,150	415	80	53	1,163	420	79	49	1,028	374	71	47
North America – USA	15,425	7,835	1,640	1,170	15,505	7,828	1,412	1,037	15,493	7,825	1,040	765
North America – Canada	446	382	947	713	429	365	888	665	360	303	339	262
South America	72	32	12	5	68	29	12	5	67	29	12	6

Total	25,427	11,343	4,795	2,608	24,819	11,111	4,233	2,351	24,269	10,871	3,090	1,651

[A]	Including equity-accounted investments.
[B]	The term “gross” relates to the total activity in which Shell subsidiaries and equity-accounted investments have an interest, and the term “net” relates to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interest.

NUMBER OF NET PRODUCTIVE WELLS AND DRY HOLES DRILLED
	2009		2008		2007

	Productive	Dry	Productive	Dry	Productive	Dry

Exploratory
Europe	6	3	9	3	10	1
Asia	38	10	27	4	41	7
Australia/Oceania	24	3	6	2	3	8
Africa	8	4	13	4	11	6
North America – USA	49	2	13	4	23	3
North America – Canada	32	19	41	46	50	10
South America	1	–	3	1	1	1

Total	158	41	112	64	139	36

Development
Europe	15	–	7	1	18	1
Asia	260	3	210	1	185	2
Australia/Oceania	27	–	3	–	3	–
Africa	12	1	17	1	22	–
North America – USA	424	1	475	1	475	2
North America – Canada	45	–	59	–	42	–
South America	5	–	2	–	2	–

Total	788	5	773	4	747	5

36	Shell Annual Report and Form 20-F 2009
Business Review > Upstream

NUMBER OF WELLS IN THE PROCESS OF EXPLORATORY DRILLING [A][B][C][D]						2009
		At January 1	Wells in the process of drilling at January 1 and allocated proved reserves during the year	Wells in the process of drilling at January 1 and determined as dry during the year	New wells in the process of drilling at December 31	At December 31

Europe	Gross	33	(7)	(4)	12	34
	Net	11	(2)	(1)	5	13
Asia	Gross	54	(6)	(6)	25	67
	Net	19	(1)	(3)	11	26
Australia/Oceania	Gross	56	(18)	(2)	116	152
	Net	11	(3)	–	22	30
Africa	Gross	42	(15)	(13)	8	22
	Net	27	(11)	(9)	6	13
North America – USA	Gross	54	(11)	–	73	116
	Net	24	(6)	–	45	63
North America – Canada	Gross	77	(26)	(3)	11	59
	Net	73	(23)	(3)	11	58
South America	Gross	17	(6)	(1)	2	12
	Net	8	(3)	–	1	6
Total	Gross	333	(89)	(29)	247	462
	Net	173	(49)	(16)	101	209

[A]	Including equity-accounted investments.
[B]	The term “gross” relates to the total activity in which Shell subsidiaries and equity-accounted investments have an interest, and the term “net” relates to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interest.
[C]	Wells in the process of drilling includes exploratory wells temporarily suspended.
[D]	In addition to the present activities above Shell has on going activities related to the installation of waterflood projects in Europe, Asia and North America; activities related to steam floods are in progress in Europe, Asia and North America and gas compression is being installed in Europe.

NUMBER OF WELLS IN THE PROCESS OF DEVELOPMENT DRILLING [A][B]				2009
		At January 1	At December 31

Europe	Gross	23	16
	Net	4	3
Asia	Gross	65	69
	Net	29	22
Australia/Oceania	Gross	5	28
	Net	1	6
Africa	Gross	5	3
	Net	2	1
North America – USA	Gross	90	100
	Net	47	47
North America – Canada	Gross	12	41
	Net	11	34
South America	Gross	–	1
	Net	–	1
Total	Gross	200	258
	Net	94	114

[A]	Including equity-accounted investments.
[B]	The term “gross” relates to the total activity in which Shell subsidiaries and equity-accounted investments have an interest, and the term “net” relates to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interest.

Shell Annual Report and Form 20-F 2009	37
Business Review > Upstream

SHELL INTEREST IN LNG LIQUEFACTION PLANT CAPACITY (AT DECEMBER 31, 2009)
	Location	Shell interest (%	)	100% capacity (mtpa) [A]

Australia North West Shelf	Karratha	22		16.3
Brunei LNG	Lumut	25		7.8
Malaysia LNG (Dua and Tiga)	Bintulu	15		14.6	[B]
Nigeria LNG	Bonny	26		21.6
Oman LNG	Sur	30		7.1
Qalhat (Oman) LNG	Sur	11		3.7
Sakhalin LNG	Prigorodnoye	27.5		9.6

[A]	As reported by the operator.
[B]	Our interests in the Dua and Tiga plants are due to expire in 2015 and 2023 respectively.

LNG LIQUEFACTION PLANT CAPACITY UNDER CONSTRUCTION (AT DECEMBER 31, 2009)
	Location	Shell interest (%	)	100% capacity (mtpa) [A]

Australia Pluto 1	Karratha	31	[B]	4.3
Gorgon	Barrow Island	25		15.3
Qatargas 4	Ras Laffan	30		7.8

[A]	As reported by the operator.
[B]	Based on 90% Woodside shareholding in the Pluto 1 plant.

LNG REGASIFICATION TERMINAL CAPACITY (AT DECEMBER 31, 2009)
	Location	Shell capacity rights (mtpa	)	Capacity right period	Status	Start-up date

Huelva	Huelva, Spain	0.3	[A]	2001-2009	In operation	1988
Barcelona	Barcelona, Spain	0.9	[A]	2005-2020	In operation	1969
Hazira	Gujarat, India	2.2		from 2005	In operation	2005
Altamira	Altamira, Mexico	3.3		from 2006	In operation	2006
Cove Point	Lusby, MD, USA	1.8		2003-2023	In operation	2003
Costa Azul	Baja California, Mexico	2.9		2008-2028	In operation	2008
Elba Island [B]	Elba Island, GA, USA	2.8		2006-2036	In operation	2006
Elba Expansion	Elba Island, GA, USA	4.2		2010-2035	In construction	2010

[A]	Capacity rights as at end 2009, which will change over capacity right period.
[B]	Capacity leased to third party until 2010.

GTL PLANTS (AT DECEMBER 31, 2009)
	Location	Shell interest (%)	100% capacity (b/d)	Status

Bintulu	Malaysia	72	14,700	In operation
Pearl Train 1	Qatar	100	70,000	In construction
Pearl Train 2	Qatar	100	70,000	In construction

LNG GAS CARRIERS [A] (AT DECEMBER 31)
	number of ships			thousand cubic metres

Contract	2009	2008	2007	2009	2008	2007

Owned/demise-hire (LNG)	5	5	6	657	657	797
Time-charter (LNG)[B]	3	4	5	427	566	849

Total	8	9	11	1,084	1,233	1,646

[A]	Excludes LNG ships owned or chartered by LNG joint ventures.
[B]	Three of these ships were on flexible charter based on market demand.

38	Shell Annual Report and Form 20-F 2009
Business Review > Downstream

DOWNSTREAM

KEY STATISTICS		$ MILLION
	2009	2008	2007

Revenue (including inter-segment sales)	250,362	412,813	324,280
Segment earnings	3,054	39	12,445
Including:
Production and manufacturing expenses	11,829	12,225	10,546
Selling, distribution and administrative expenses	14,505	14,451	13,858
Depreciation, depletion and amortisation	4,399	3,574	3,106
Share of profit of equity-accounted investments	1,110	17	2,904
Capital investment	7,510	6,036	5,295

Refinery availability (%)	93	91	91
Chemical plant availability (%)	92	94	93
Refinery processing intake (thousand boe/d)	3,067	3,388	3,779
Oil products sales volumes (thousand b/d)	6,156	6,568	6,625
Chemicals sales volumes (thousand tonnes)	18,311	20,327	22,555

Overview
Shell’s Downstream organisation is made up of a number of different businesses. Collectively these turn crude oil into a range of refined products, which are moved and marketed around the world for domestic, industrial and transport use. These include gasoline, diesel, heating oil, aviation fuel, marine fuel, lubricants and bitumen. In addition, we produce and sell petrochemicals for industrial use worldwide.

Our Manufacturing business includes Refining, Supply and Distribution. Marketing includes our Retail, Business to Business (B2B), Lubricants, Alternative Energies and CO2 businesses. Our Chemicals business has dedicated Manufacturing and Marketing units of its own. We also trade crude oil, oil products and petrochemicals primarily to optimise feedstock for our Manufacturing business and to supply our Marketing businesses.

Shell’s Downstream businesses have faced a very difficult operating environment during 2009 as a result of the global economic downturn, weak demand and rising oil prices. At the same time, some 2 million barrels per day of new refining capacity came on line in 2009, further impacting the already existing excess supply in the market at a time when industry-wide inventories were at high levels.

Earnings 2009-2007
Segment earnings in 2009 were $3,054 million, compared with $39 million in 2008 and $12,445 million in 2007. In 2009, segment earnings were estimated to be positively impacted by rising oil prices on our inventory by $2,796 million (a negative impact of $5,270 million in 2008 and a positive impact of $3,857 million in 2007). This impact is caused by the price difference between the purchase date of oil for conversion and products and the date of sale of the product. The prices of our purchases and sales are both linked to the oil prices at the transaction date. In a rising oil price environment the purchase is made at a lower price when compared to a higher price at the moment of the sale.

In 2009, after taking into account the impact of rising oil prices on our inventory, earnings fell by 95% from 2008. The discussion in the remainder of this section pertains to earnings excluding the oil-price effect on inventory.

Our 2009 Refining earnings were significantly below those of 2008, due to substantially lower industry and realised refining margins worldwide. Weak margins were the result of lower demand, industry-wide excess inventory and new industry refining capacity, which was brought on-stream. In addition, Refining earnings were impacted by asset impairments and redundancy and restructuring provisions.

Marketing earnings related to oil products decreased compared with 2008, due to lower marketing sales volumes and lower Retail and B2B margins, which were partly offset by higher Lubricants margins. These earnings were further reduced by redundancy and restructuring provisions as well as impairments.

Earnings from trading activities were higher than in 2008 as the market remained in a contango structure (forward prices higher than current spot prices) throughout most of the year and benefited from storage opportunities and arbitrage opportunities (the pricing difference between markets).

Earnings in Chemicals were higher than in 2008 due to higher income from equity-accounted investments and higher divestment gains, which were partly offset by lower realised margins and lower sales volumes.

Downstream earnings in 2009 included net charges of $1,682 million reflecting asset impairments mainly relating to refining assets, redundancy and restructuring provisions, a charge related to the estimated fair value accounting of commodity derivatives, non-cash pension charges, a charge related to a retirement healthcare-plan modification and other provisions. These charges were partly offset by tax credits and gains from divestments, including benefits from the sale of our share in a bitumen joint venture in Australia and 49% of our shares in two petrochemical joint ventures in Singapore.

In 2009, revenues decreased by $162,451 million compared with 2008, reflecting lower average oil prices in 2009 and lower sales volumes due to weak demand.

Production and manufacturing expenses in 2009 decreased by $396 million compared with those of 2008. The decrease was driven by the sale of our French refineries in 2008, the impact of lower refinery intakes and sales volumes on processing fees and transport costs and the effect of a stronger US dollar on non-dollar denominated costs. These cost-decreasing factors were partly offset by the impact of higher redundancy and restructuring provisions.

Selling, distribution and administrative expenses increased between 2008 and 2009 as a result of significantly higher pension charges and redundancy provisions associated with structural cost reduction actions, which outweighed the impact of ongoing cost reductions and the effect of a stronger US dollar on non-dollar denominated costs.

Depreciation, depletion and amortisation increased by $825 million compared with the same period a year ago, largely because of impairments.

After taking into account the impact of rising oil prices on inventory, our share of profit from equity-accounted investments decreased in 2009 compared with 2008, primarily as a result of significantly lower refining margins. This was partly offset by higher income in the Chemicals business.

Shell Annual Report and Form 20-F 2009	39
Business Review > Downstream

Refinery processing intake in 2009 declined 9% from 2008 despite improved availability, reflecting reduced run rates due to weak demand, new industry capacity brought on-stream and the sale of the French refineries in the first quarter of 2008.

Total oil products sales volumes in 2009 were 6% lower than in 2008. Oil products marketing sales volumes (adjusted for the impact of divestments) dropped by some 3%, mainly because of lower B2B volumes, partly offset by increased Retail sales volumes.

In 2009, Chemical sales volumes decreased by 10% compared with those of 2008, primarily due to lower demand resulting from the global economic downturn.

In 2008, segment earnings were adversely impacted by falling oil prices on inventory by $5,270 million. In 2007, earnings benefited from the impact of increasing oil prices on inventory by $3,857 million.

In 2008, after taking into account the impact of falling oil prices on our inventory, earnings fell by 38% from 2007.

Our 2008 Refining earnings were lower than those of 2007 due to lower realised margins in the USA, which were partly offset by higher realised margins in Europe and the Asia-Pacific region. Additionally, 2008 refining earnings were adversely impacted by higher unplanned downtime (6.5% compared with 5.7% in 2007), which included the hurricane impact in the US Gulf Coast region, as well as currency-exchange impacts and higher operating costs compared with those of 2007.

Marketing earnings in 2008 related to oil products increased (excluding impairments) on the basis of higher Retail, B2B and Base Oil Lubricants margins. Higher margins were partly offset by lower sales volumes relative to 2007 and currency-exchange impacts.

Earnings from trading activities in 2008 were higher than in 2007, driven by the return of more favourable trading conditions during the year as the market shifted back into contango and trading benefited from arbitrage opportunities.

In 2008, Chemicals earnings were lower relative to 2007, reflecting significantly lower margins (particularly in the USA), volume decline, lower income from equity-accounted investments and higher operating expenses.

Downstream earnings in 2008 included net charges of $435 million relating to impairments, provisions and a charge related to the estimated fair value accounting of commodity derivatives. These were partly offset by gains from divestments, including the sale of our refineries in France and the Dominican Republic, as well as by tax credits and pension accounting adjustments.

In 2008, Downstream revenue increased by $88,533 million compared with 2007, reflecting higher average oil prices in 2008.

Production and manufacturing expenses increased by $1,679 million relative to 2007, largely because of increased refinery maintenance costs, higher energy-related costs, increased trading expenses and the effect of a weaker US dollar on non-dollar denominated costs.

Selling, distribution and administrative expenses increased by $593 million between 2007 and 2008 as a result of higher energy-related distribution costs, higher corporate and functional costs, additional costs related to governance changes (Canada and

Alternative Energy) and the effect of a weaker US dollar on non-dollar denominated costs.

Depreciation, depletion and amortisation in 2008 increased by $468 million, largely because of impairments.

In 2008, after taking into account the impact of falling oil prices on inventory, our share of profit from equity-accounted investments decreased from 2007, mainly due to lower income from Motiva and Deer Park as a result of lower industry refining margins in the USA and the impact of hurricanes in the US Gulf Coast. We also obtained lower income from the Nanhai chemical plant in 2008 because of weakened demand and higher feedstock costs.

Refinery processing intake declined in 2008 by around 10% relative to 2007, reflecting the sale of our French refineries and higher unplanned outages.

Total oil products sales volumes in 2008 were 1% lower than in 2007. Adjusted for the impact of divestments, oil products marketing sales volumes were in line with those in 2007.

In 2008, Chemical sales volumes fell by 10% from the levels of 2007, largely due to the performance of our base chemicals business in the USA.

Capital investment and portfolio actions
Capital investment was $7.5 billion in 2009, of which $4.4 billion was in Manufacturing, $1.7 billion was in Marketing and $1.4 billion was new equity and loans in equity-accounted investments. Around 62% of our 2009 capital expenditure was to maintain integrity and performance of our asset base; a slightly higher percentage than the 2007-2009 average of around 57%.

Investments were aligned with the strategy of selective growth, portfolio concentration and operational excellence. The two main growth investments are the expansion of the Port Arthur refinery in Texas and the Shell Eastern Petrochemicals Complex (SEPL) in Singapore. During 2009, the monoethylene glycol unit within the SEPL started up successfully.

Shell also started construction of a new hydrodesulphurisation plant at the Pernis refinery in the Netherlands to manufacture cleaner-burning oil products.

In the Marketing businesses, we continued to invest in selected markets such as Germany and China in our Retail business, and in China and Russia to grow our Lubricants business.

Several developments in 2009 led to the concentration of our global Downstream portfolio.

Shell agreed to sell its Downstream businesses in Greece. The retail network will continue to operate under the Shell brand. This transaction is subject to regulatory approvals.

Shell sold 49% of its interest in Petrochemical Corporation of Singapore and in The Polyolefin Company to Qatar Petroleum International.

In Canada, Shell announced the decision to convert the Montreal East Refinery into a terminal for distribution of gasoline, diesel and aviation fuels.

40	Shell Annual Report and Form 20-F 2009
Business Review > Downstream

In Australia and New Zealand, Shell announced the sale of its share in two bitumen joint ventures. The sale will be concluded in several phases and finalised by 2014.

The portfolio concentration will continue. Some 15% of Shell’s worldwide refining capacity – some 560 thousand barrels per day – is under review for possible disposal, conversion to terminals or closure.

In 2008 capital investment was $6.0 billion of which $4.0 billion was in Manufacturing, $1.9 billion was in Marketing and $0.1 billion was new equity and loans in equity-accounted investments. The main investments included expenditure in the fully integrated Shell Eastern Petrochemicals Complex in Singapore and refining investments to maintain the integrity and performance of the asset base. Retail investments included upgrades in selected European markets and growth in Asia, while Lubricants investments prioritised growth in the East.

Outlook
Industry refining margins in 2010 are likely to remain fundamentally weak because of the expected ongoing global excess product inventory, particularly for middle distillates. Margins may recover slightly in the latter half of 2010, as increased demand for middle distillates might coincide with further improvement in the global economy. However, the overall strengthening of margins is likely to be tempered by the large excess refinery capacity. The eventual margin level will be influenced by the pace of the global economic recovery, the extent of refinery rationalisation in the face of weak margins and the pace of new refining capacity start-ups in China, India and the USA.

The growth of demand for petrochemicals in 2010 is expected to be in line with GDP growth. Sizeable cracker capacity expansion projects in the Middle East and China, delayed during 2009, are expected to come on-stream. They will be joining other expansions that were scheduled for 2010. Cracker capacity is expected to increase at a rate twice that of demand growth, placing significant pressure on loading rates and margins during the year.

Business and property

MANUFACTURING

Refining
We have interests in more than 35 refineries worldwide with the capacity to process some 4 million barrels of crude oil per day. Our refining portfolio is global with approximately 40% of our refining capacity in Europe and Africa, 30% in the Americas and 30% in Asia-Pacific. Our refineries make a wide range of products including gasoline, diesel, heating oil, aviation fuel, marine fuel, lubricants, bitumen, liquefied petroleum gas and sulphur.

Supply and Distribution
With 9,000 kilometres of pipeline, more than 2,500 storage tanks and some 250 distribution facilities in around 60 countries, our Supply and Distribution infrastructure is well positioned for global delivery. Deliveries include feedstocks for Shell refineries and finished products for Shell’s Downstream marketing businesses and customers worldwide.

MARKETING

Retail
The Shell branded fuels retail network is the world’s largest with around 44,000 service stations in more than 80 countries, selling more than

145 billion litres of fuel in 2009. With more than 100 years of experience in fuel development we believe we are a leading provider of innovative fuels. Differentiated fuels with special formulations designed to clean engines and improve performance are available in more than 60 countries under the Shell V-Power brand. Our Fuel Economy formula for gasoline and diesel is now available in nearly 30 countries, including the new Shell FuelSave brand recently introduced in 5 countries. Our 2009 global customer tracker survey ranked Shell number one globally as the preferred global brand of service stations.

Lubricants
Shell Lubricants sells more branded lubricants than any other lubricants manufacturer and is also the largest marketer of lubricants overall, with a 13% share of the global finished lubricants market in volume terms (2008). We sell technically advanced lubricant products to customers across the transport sector for passenger cars, trucks and coaches, as well as in manufacturing, mining, power generation, agriculture and construction industries. Our products are available in around 100 countries.

Business to Business (B2B)
B2B sells fuels and speciality products and services to a broad range of commercial customers and consists of six separate businesses:

Shell Aviation provides fuel every day at over 850 airports across some 55 countries, for more than 7,000 aircraft, refuelling a plane every 12 seconds.

Shell Marine Products provides fuels, lubricants and related technical services to the marine industry. We supply over 100 grades of marine lubricants and 20 different types of marine fuel for vessels powered by diesel, steam and gas turbine engines. We serve more than 15,000 customer vessels, ranging from large ocean going tankers to small fishing boats in more than 600 ports in 49 countries.

Shell Gas (LPG) provides liquefied petroleum gas and related services in 29 countries to domestic, commercial and industrial customers for activities as diverse as transport, cooking, heating, and lighting applications.

Shell Commercial Fuels provides transport, industrial and heating fuels and related services to more than 200,000 customers in more than 40 countries. Our Commercial Road Transport business supplies road haulage and bus companies worldwide through a global network of sites and offers payment through Shell’s card system. More than 500,000 fuel cards are in operation.

Shell Bitumen supplies around 11,000 tonnes of bitumen products every day to some 1,600 customers worldwide; the equivalent of resurfacing one kilometre of road every four minutes. Shell Bitumen continues to grow in key markets, most notably in the paving solutions and airport sectors. We are also developing innovative products like Warm Asphalt Mix and Shell Floraphalte that can be mixed and laid at lower temperatures to reduce energy use and carbon dioxide emissions.

Shell Sulphur Solutions develops sulphur products that provide innovative uses for sulphur, a natural by-product of oil and gas processing. These include Shell Thiopave, a paving solution that can prolong road life; Shell Thiocrete, a highly durable, fast-setting concrete; and Shell Thiogro, a new family of fertilisers to enhance crop yields in sulphur-responsive soils.

Shell Annual Report and Form 20-F 2009	41
Business Review > Downstream

Alternative Energies and CO2
Shell Alternative Energies investigates and develops alternative energy technologies with a long-term aspiration to develop business opportunities. Our focus is on biofuels. Shell is building capacity in conventional biofuels that meet our corporate and social responsibility and is researching advanced biofuels technologies. We also continue to evaluate and explore the potential of hydrogen as an alternative energy carrier for the longer term.

Shell CO2 is responsible for coordinating and driving CO2 management activities across the company.

CHEMICALS

Manufacturing
We have interests in more than 30 chemical manufacturing sites worldwide, including joint ventures. Our chemical manufacturing portfolio produces a range of base chemicals including ethylene, propylene and aromatics, and intermediate chemicals such as styrene monomer, propylene oxide, solvents, detergent alcohols, ethylene oxide and ethylene glycol. Our portfolio has the capacity to produce some 5 million tonnes of ethylene per annum.

Marketing
Shell Chemicals sells a range of petrochemicals to industrial customers globally. The products are widely used in plastics, coatings and detergents, which in turn are used in products such as fibres and textiles, thermal and electrical insulation, medical equipment and sterile supplies, computers, vehicles, paints and biodegradable detergents. Chemicals has more than 1,300 major industrial customers across the world, with the 20 largest accounting for about 50% of our third-party sales proceeds. These key customers are major multi-national organisations, including many household names, which buy large volumes from us, often across several product areas.

Downstream business activities with Iran
In 2009, Shell produced lubricants in Iran through an associate company and sold them through an Iranian joint venture. Through Shell’s trading activities, we purchased crude oil from Iran as part of the optimisation of feedstocks for our refining operations. We also purchased feedstock from Iran for the Nanhai petrochemical facility in China. We sold some refined products and petrochemicals to Iran. Since October 2009 there have been no gasoline sales to Iran. In addition we provided refinery and gas plant consulting advice and services.

OIL PRODUCTS – COST OF CRUDE OIL
PROCESSED OR CONSUMED [A]		$ PER BARREL
	2009	2008	2007

Total	58.96	94.05	71.83

[A]	Includes Upstream margin on crude supplied by Shell and equity-accounted investment exploration and production companies.

OPERABLE CRUDE OIL
DISTILLATION CAPACITY [A]	THOUSAND BARRELS/CALENDAR DAY [B][C]
	2009	2008	2007

Europe	1,519	1,601	1,815
Africa, Asia, Australia/Oceania	935	923	953
USA	801	803	835
Other Americas	384	351	350

Total	3,639	3,678	3,953

[A]	Shell average operating capacity for the year and excluding mothballed capacity.
[B]	One barrel per day is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.
[C]	Calendar day capacity is the maximum sustainable capacity minus capacity loss due to normal unit downtime.

ETHYLENE CAPACITY – SHELL AND EQUITY-ACCOUNTED
INVESTMENTS [A]
	2009	2008	2007

Nominal capacity (thousand tonnes/year)	5,182	5,827	6,216
Utilisation (%)	80	87	90

[A]	Data includes our share of capacity entitlement (offtake rights) that may be different from nominal equity interest. With effect from 2008, we have excluded from our ethylene capacity certain US units which have been taken offline for a long-term or indefinite period. Nominal capacity is quoted as at December 31, 2009. Utilisation is based on the annual average capacity.

OIL PRODUCTS – CRUDE OIL PROCESSED [A]		THOUSAND B/D [B]
	2009	2008	2007

Europe	1,251	1,394	1,644
Africa, Asia, Australia/Oceania	523	683	765
USA	721	751	789
Other Americas	288	294	299

Total	2,783	3,122	3,497

Shell share of equity-accounted investments	360	372	392

[A]	Including natural gas liquids; includes processing for others and excludes processing by others.
[B]	One barrel per day is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.

42	Shell Annual Report and Form 20-F 2009
Business Review > Downstream

REFINERY PROCESSING INTAKE [A]		THOUSAND B/D [B]
	2009	2008	2007

Crude oil	2,783	3,123	3,496
Feedstocks	284	265	283

Total	3,067	3,388	3,779

Europe	1,330	1,481	1,731
Africa, Asia, Australia/Oceania	596	729	811
USA	805	826	879
Other Americas	336	352	358

Total	3,067	3,388	3,779

Metric equivalent (mpta)	153	167	185

[A]	Including crude oil and natural gas liquids plus feedstocks processed in crude oil distillation units and in secondary conversion units.
[B]	One barrel per day is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.

REFINERY PROCESSING OUTTURN [A]		THOUSAND B/D [B]
	2009	2008	2007

Gasolines	1,179	1,229	1,363
Kerosines	341	375	366
Gas/Diesel oils	1,025	1,145	1,190
Fuel oil	279	315	348
Other	432	471	593

Total	3,256	3,535	3,860

[A]	Excluding “own use” and products acquired for blending purposes.
[B]	One barrel per day is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.

OIL SALES [A]		THOUSAND B/D
Product volumes	2009	2008	2007

Europe
Gasolines	415	408	501
Kerosines	198	224	205
Gas/Diesel oils	766	855	834
Fuel oil	113	193	178
Other products	145	151	168

Total	1,637	1,831	1,886

Africa, Asia, Australia/Oceania
Gasolines	394	361	368
Kerosines	168	167	168
Gas/Diesel oils	453	456	455
Fuel oil	101	121	141
Other products	147	152	151

Total	1,263	1,257	1,283

USA [B]
Gasolines	802	801	851
Kerosines	164	175	166
Gas/Diesel oils	183	248	257
Fuel oil	61	45	39
Other products	117	133	174

Total	1,327	1,402	1,487

Other Americas
Gasolines	277	270	260
Kerosines	78	76	71
Gas/Diesel oils	232	242	242
Fuel oil	51	58	63
Other products	58	73	36

Total	696	719	672

Export sales [C]
Gasolines	183	211	198
Kerosines	133	150	146
Gas/Diesel oils	397	453	507
Fuel oil	278	325	283
Other products	242	220	163

Total	1,233	1,359	1,297

Total product sales [B]
Gasolines	2,071	2,051	2,178
Kerosines	741	792	756
Gas/Diesel oils	2,031	2,254	2,295
Fuel oil	604	742	704
Other products	709	729	692

Total	6,156	6,568	6,625

[A]	Sales figures exclude deliveries to other companies under reciprocal sale and purchase arrangements, which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.
[B]	Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2009 is a reduction in oil product sales of approximately 739,000 b/d, 698,000 b/d in 2008 and 805,000 b/d in 2007.
[C]	Export sales as a percentage of total oil sales amounts to 20.0% in 2009, 20.7% in 2008 and 19.6% in 2007.

Shell Annual Report and Form 20-F 2009	43
Business Review > Downstream

CHEMICAL SALES VOLUMES BY MAIN
PRODUCT CATEGORY [A]		THOUSAND TONNES
	2009	2008	2007

Base chemicals	10,166	11,573	12,968
First-line derivatives	8,143	8,746	9,577
Other	2	8	10

Total	18,311	20,327	22,555

[A]	Excluding volumes sold by equity-accounted investments, chemical feedstock trading and by-products.

CHEMICAL SALES VOLUMES BY REGION [A]		THOUSAND TONNES
	2009	2008	2007

Europe	7,386	8,472	8,908
Africa, Asia, Australia/Oceania	4,831	4,924	5,466
USA	5,833	6,362	7,469
Other Americas	261	569	712

Total	18,311	20,327	22,555

[A]	Excluding volumes sold by equity-accounted investments, chemical feedstock trading and by-products.

OIL TANKERS [A] (AT DECEMBER 31)
	number of ships			million dwt

	2009	2008	2007	2009	2008	2007

Owned/demise-hired
Large range (45,000 to 160,000 dwt)	6	7	8	0.6	0.6	0.7
Medium range (25,000 to 45,000 dwt)	1	5	5	0.1	0.2	0.2
General purpose/Specialist (10,000 to 25,000 dwt)	3	4	4	–	0.1	0.1

Total	10	16	17	0.7	0.9	1.0

Time-chartered [B][C]
VLCCs (very large crude carriers over 160,000 dwt) [D]	13	8	7	3.9	2.4	2.1
Large range (45,000 to 160,000 dwt)	37	32	31	2.9	2.5	2.6
Medium range (25,000 to 45,000 dwt)	7	13	14	0.3	0.5	0.5
General purpose/Specialist (10,000 to 25,000 dwt)	15	26	25	0.2	0.4	0.4

Total	72	79	77	7.3	5.8	5.6

Total oil tankers	82	95	94	8.0	6.7	6.6

Owned/demise-hired under construction or on order	–	–	1	–	–	0.1

[A]	Oil tankers and ocean going articulated tug barges of 10,000 dwt and above which are owned/chartered by subsidiaries where the equity shareholding is at least 50%.
[B]	Time-chartered oil tankers include consecutive voyage charters.
[C]	Contracts of affreightment are not included.
[D]	Five of the VLCCs are directly manned and managed by subsidiaries.

LPG GAS CARRIERS [A][B] (AT DECEMBER 31)
	number of ships			thousand cubic metres

	2009	2008	2007	2009	2008	2007

Time-chartered (LPG)	2	5	3	154	399	212

[A]	LPG gas carriers of 10,000 dwt and above which are owned/chartered by subsidiaries where the equity shareholding is at least 50%.
[B]	See page 37 for LNG gas carriers.

44	Shell Annual Report and Form 20-F 2009
Business Review > Corporate

CORPORATE

EARNINGS		$ MILLION
	2009	2008	2007

Interest and investment income/(expense)	360	328	875
Currency exchange gains/(losses)	644	(650)	205
Other – including taxation	306	253	307

Segment earnings/(losses)	1,310	(69)	1,387

Overview
The Corporate segment covers the non-operating activities supporting Shell. It includes Shell’s holdings and treasury organisation, its headquarters and central functions as well as its insurance companies.

All finance expense and income as well as taxes on these items are included in the Corporate segment earnings rather than in the earnings of the business segments. The Corporate segment earnings also include insurance underwriting results and the functional and service-centre costs that have not been allocated to the other segments.

The holdings and treasury organisation manages the financial assets and liabilities of Shell. As the point of contact between Shell and the external capital markets, it conducts a broad range of transactions from raising debt obligations to transacting foreign exchange. Treasury centres in London, Singapore and Rio de Janeiro support these activities.

Headquarters and central functions provide business support in the areas of finance, human resources, legal services, corporate affairs, real estate and IT. They also provide support for the shareholder-related activities of the Company. The central functions have been increasingly supported by shared service centres located around the world. These centres process transactions, manage data and produce statutory reports, amongst other services. The majority of the headquarters and central-function costs are recovered from the business segments. Those costs that are not recovered are retained in Corporate.

Shell insurance companies provide the worldwide insurance cover required by subsidiaries; cover is also offered to joint ventures in which Shell has an equity interest. The type and extent of the coverage is equal to what is otherwise commercially available. In the case of joint ventures, however, the amount of insurance offered is usually limited to Shell’s interest. During 2009, Shell’s self-insurance activities were consolidated within the corporate segment. As a result, the 2009 earnings before tax of the corporate segment were reduced by $422 million, with no impact on Shell’s income for the period.

Earnings 2009-2007
Segment earnings were $1,310 million, compared with a $69 million loss in 2008 and earnings of $1,387 million in 2007.

Net interest and investment income increased by $32 million between 2008 and 2009. An increase in borrowings resulted in increased interest cost, despite lower interest rates. Capitalised interest consequently increased. Interest income was lower due to lower cash balances and lower interest rates. Between 2007 and 2009, net interest and investment income decreased by $515 million. The main reason for the decrease is that the 2007 earnings included the realisation of $404 million in gains on the sale of the equity portfolio held by the Shell insurance companies.

Currency exchange gains of $644 million in 2009 were mainly driven by the depreciation of the US dollar against most other currencies on loan payable balances in operating units with a non-US dollar functional currency.

Other earnings increased by $53 million in 2009 compared with 2008, mainly because of tax credits arising from settlement of prior-year tax returns.

Shell Annual Report and Form 20-F 2009	45
Business Review > Liquidity and capital resources

LIQUIDITY AND CAPITAL RESOURCES

Overview
The most significant factors affecting year-to-year comparisons of cash flow provided by operating activities are: changes in realised prices for crude oil and natural gas; crude oil, natural gas, synthetic crude oil and bitumen production levels; refining and marketing margins. These factors also have the most significant influence on income. Acquisitions, divestments and other portfolio changes can affect the comparability of cash flows.

Since the contribution of Upstream to earnings is larger than that of Downstream, changes affecting Upstream – particularly changes in realised crude oil and natural gas prices and production levels – have a significant impact on Shell’s cash flow. While Upstream benefits from higher realised crude oil and natural gas prices, the extent of such benefit (and the extent of a detriment from a decline in these prices) is dependent on the extent to which contractual arrangements are tied to market prices; the dynamics of production-sharing contracts; the existence of agreements with governments or national oil companies that have limited sensitivity to crude oil price; tax impacts; the extent to which changes in crude oil price flow through into operating costs; and the impact of natural gas prices. Changes, therefore, in benchmark prices for crude oil and natural gas only provide a broad indicator of changes in the earnings experienced in any particular period by Upstream.

In Downstream, changes in any one of a range of factors derived from either within the industry or the broader economic environment can influence margins in the short or long term. The precise impact of any such change at a given point in time is dependent upon other prevailing conditions and the elasticity of the oil markets. The duration and impact of economic dynamics is a function of a number of factors that determine the market response, including whether a change in crude price affects the crude types or only a specific grade; regional and global crude oil and refined products inventory; and the collective speed of response of the industry refiners and product marketers in adjusting their operations. It should be noted that commonly agreed benchmarks for refinery and marketing margins do not exist in the way that Brent and WTI crude oil prices and Henry Hub natural gas prices in the USA serve as benchmarks in the Upstream.

In the longer term, replacement of oil and gas reserves will affect the ability of Shell to continue to maintain or increase production levels in Upstream, which in turn will affect our cash flow provided by operating activities and income. We will need to take measures to maintain or increase production levels and cash flows in future periods, which may include developing new fields and mines, continuing to develop and apply new technologies and recovery processes to existing fields and mines, and making selective focused acquisitions. Our goal is to offset declines from production and increase reserves. However, reserves and/or production increases are subject to a variety of risks and other factors, including the uncertainties of exploration, operational interruptions, geology, frontier conditions, availability of new technology and engineering capacity, availability and cost of skilled or specialist resources, project delays and potential cost overruns as well as fiscal, regulatory and political changes.

Shell has a diverse portfolio of development projects and exploration opportunities, which may mitigate political and technical risks of Upstream and the associated cash flow provided by operating activities.

It is our intention to continue to divest and, where appropriate, make selective acquisitions as part of active portfolio management. The number of companies or assets divested will depend on market opportunities.

Statement of cash flows
The net cash provided by operating activities amounted to $21.5 billion in 2009, compared with $43.9 billion in 2008 and $34.5 billion in 2007. Lower earnings and an increase in net working capital compared with a decrease in 2008, primarily in relation to our Downstream business, were the main drivers for the decreased net cash from operations in 2009.

Net cash used in investing activities was $26.2 billion in 2009, a decrease from $28.9 billion in 2008. The decrease is mainly the result of $8.5 billion lower capital expenditure (investments in projects and acquisitions) while proceeds from sale of assets, equity-accounted investments and financial assets also decreased. In 2007, net cash used in investing activities was $14.6 billion, reflecting lower capital expenditure in combination with higher proceeds from the sale of assets relative to 2008.

Net cash used in financing activities decreased to $0.8 billion in 2009 from $9.4 billion in 2008, primarily due to the increase in debt. The difference between the net cash used in financing in 2008 and 2007 relates primarily to the impact of the acquisition of the Shell Canada minority interest in 2007 (see Note 25 to the Consolidated Financial Statements) and the increase in current debt in 2008.

Cash and cash equivalents were $9.7 billion at year end compared with $15.2 billion in 2008 and $9.7 billion in 2007.

EXTRACT FROM CASH FLOW STATEMENT [A]		$ BILLION
	2009	2008	2007

Net cash from operating activities	21.5	43.9	34.5
Net cash used in investing activities	(26.2)	(28.9)	(14.6)
Net cash used in financing activities	(0.8)	(9.4)	(19.4)
Currency translation differences relating to cash and cash equivalents	0.1	(0.1)	0.2

Increase/(decrease) in cash and cash equivalents	(5.5)	5.5	0.7
Cash and cash equivalents at the beginning of the year	15.2	9.7	9.0

Cash and cash equivalents at the end of the year	9.7	15.2	9.7

[A]	For Consolidated Statement of Cash Flows see page 100.

Financial condition and liquidity
Shell’s financial position is strong. In 2009, we generated a ROACE of 8.0% (see page 48) with a year-end gearing ratio of 15.5% (2008: 5.9%) and returned $10.5 billion to our shareholders through dividends.

The size and scope of our business requires a robust financial control framework and effective management of our various risk exposures. The international financial markets crisis, followed by the global economic slowdown in late 2008 and in 2009, put significant stress on the business environment in which we operate. As a result, certain risk exposure increased, requiring further financial control measures to be taken, particularly in the area of credit management.

The credit crisis affected Shell’s activities most exposed to financial counterparty risk; that is, the credit exposure arising from Shell’s cash deposits, money market funds, foreign exchange and financial instrument trading with financial institutions. Exposure to failed financial counterparties was minimal in 2009 (see Note 23 to the Consolidated Financial Statements).

46	Shell Annual Report and Form 20-F 2009
Business Review > Liquidity and capital resources

As a result of the decrease of the assets in our pension plans during 2008, Shell made significant cash contributions to the plans in 2009, in addition to the regular contributions of $1-2 billion per annum in recent years. In 2010, additional contributions are expected to be paid as well. Total contributions in 2009 amounted to $5.2 billion, while contributions in 2010 are expected to be around $2.1 billion. Additionally, the lower pension asset values at the beginning of 2009 are the main cause of the $2.8 billion increase in the pre-tax pension costs between 2008 and 2009. Note 3 to the Consolidated Financial Statements describes the principal assumptions and Note 18 provides further disclosure on retirement benefits.

In all of our businesses – but particularly in chemicals – customers, suppliers, partners and counterparties show signs of financial stress. Entire industrial sectors and countries are under economic strains. Certain joint ventures and associated companies have faced constrained capital markets as well as an increased cost of bank debt. Limited bank and capital funding capacity for lower-rated companies, together with the global economic slowdown, may restrict Shell’s business opportunities, notably in the area of potential divestments.

In response to the international credit environment, we continue to take a variety of measures to reduce and diversify risk exposure. These measures include intensified credit analysis and monitoring of trading partners, restricting large-volume trading activities to the highest-rated counterparties, shortening exposure duration, and taking collateral or other security. As Shell’s treasury and trading operations are highly centralised, these measures have proved reasonably effective in controlling credit exposures associated with managing Shell’s substantial cash, foreign exchange and commodity positions. Credit information is regularly shared between business and finance functions, with dedicated teams in place to quickly identify and respond to cases of credit deterioration. Mitigation measures are defined and implemented for high-risk business partners and customers. The measures include shortened payment terms, collateral or other security posting and vigorous collections.

Cash and cash equivalents amounted to $9.7 billion at the end of 2009 (2008: $15.2 billion). Cash and cash equivalents are held in various currencies but primarily in US dollar, euro and sterling. Total current and non-current debt rose $11.8 billion in the year. Total debt at the end of 2009 amounted to $35.0 billion. The total debt outstanding (excluding leases) at December 31, 2009 will mature as follows: 13% in 2010, 11% in 2011, 10% in 2012, 12% in 2013 and 54% in 2014 and beyond.

Shell believes its current working capital is sufficient for its present requirements. Shell currently satisfies its funding and working capital requirements from the cash generated within its business and through the issuance of external debt. Our external debt is principally financed from the international debt capital markets through debt instruments issued under two commercial paper programmes (CP programmes), a euro medium-term note programme (EMTN programme) and a US universal shelf registration (US shelf registration), each guaranteed by Royal Dutch Shell plc.

The central debt programmes and facilities consist of:

■	a $10 billion global CP programme, exempt from registration under section 3(a)(3) of the US Securities Act 1933, with maturities not exceeding 270 days;
■	a $10 billion CP programme, exempt from registration under section 4(2) of the US Securities Act 1933, with maturities not exceeding 397 days;

■	a $25 billion EMTN programme; and
■	an unlimited US shelf registration.

Despite an uncertain start to 2009, public debt markets were favourable to high investment grade corporate issuers and Shell successfully accessed the commercial paper markets and issued $18 billion of long-term publicly traded debt during the course of the year comprised of $7.5 billion under the US shelf registration and $10.5 billion under the EMTN programme.

All CP, EMTN and US shelf issuances were undertaken by Shell International Finance B.V. (SIF BV), and guaranteed by Royal Dutch Shell plc. Further disclosure on debt issued – including maturity profile and fixed/floating rate characteristics – is included in Note 16 to the Consolidated Financial Statements. Certain joint venture operations are separately financed.

Shell currently maintains $2.5 billion of committed bank facilities which, together with internally available liquidity, provides back-up coverage for commercial paper maturing within 30 days. Aside from this facility and certain borrowing in local subsidiaries, Shell does not have committed bank facilities as this is not considered to be a necessary or cost-effective form of financing for Shell, given its size, credit rating and cash-generative nature.

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

While Shell is subject to restrictions (such as foreign withholding taxes) on the ability of subsidiaries to transfer funds in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on the ability of Shell to meet its cash obligations.

The following table sets forth the consolidated unaudited ratio of earnings to fixed charges of Royal Dutch Shell for the years ended December 31, 2005, 2006, 2007, 2008 and 2009.

RATIO OF EARNINGS TO FIXED CHARGES
	2009	2008	2007	2006	2005

Ratio of earnings to fixed charges	9.28	20.27	21.43	19.99	23.33

For the purposes of this table, earnings consist of pre-tax income from continuing operations (before adjustment for minority interest and share of profit from equity-accounted investments) plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments plus distributed income from equity-accounted investments. Fixed charges consist of expensed and capitalised interest plus interest within rental expenses (for operating leases) plus preference security dividend requirements of subsidiaries.

Please refer to Exhibit 7.1 for details concerning the calculation of the ratio of earnings to fixed charges.

Shell Annual Report and Form 20-F 2009	47
Business Review > Liquidity and capital resources

CAPITALISATION TABLE		$ MILLION
	Dec 31, 2009	Dec 31, 2008

Equity attributable to Royal Dutch Shell plc shareholders	136,431	127,285

Current debt	4,171	9,497
Non-current debt [A]	28,387	11,259

Total debt [B]	32,558	20,756

Total capitalisation	168,989	148,041

[A]	Non-current debt excludes $2.5 billion of certain tolling commitments (2008: $2.5 billion).
[B]	As of December 31, 2009, Shell had outstanding guarantees of $3.3 billion (2008: $3.7 billion), of which $2.5 billion (2008: $2.6 billion) related to debt of equity-accounted investments. $30.0 billion (2008: $18.6 billion) of debt was unsecured and $5.0 billion (2008: $4.6 billion) was secured.

Credit ratings
On September 3, 2009, Standard & Poor’s Ratings Services (S&P) lowered its corporate credit rating for Royal Dutch Shell plc and its related subsidiaries to AA stable outlook from AA+ stable outlook. On November 4, 2009, Moody’s Investors Services (Moody’s) affirmed the Aa1 long-term issuer rating of Royal Dutch Shell plc with stable outlook, as well as the guaranteed programmes/outstanding debt securities of its issuance subsidiary SIF BV. Short-term credit ratings of the CP programmes remain unchanged at Prime-1 and A-1+ from Moody’s and S&P respectively.

All central debt programmes and facilities continue to operate under the guarantee of Royal Dutch Shell plc, with all debt issuance in 2009 undertaken by SIF BV.

Capital investments and dividends
After servicing outstanding debt, Shell’s first priority for applying its cash is payment of the dividend.

Shell’s policy of growing the dividend in US dollar at least in line with inflation over time has changed beginning in 2010. Going forward, the policy will be to grow the dividend in US dollar over time in line with our view of the underlying earnings and cash flow of Shell. When setting the dividend, the Board looks at a range of factors, including the macro environment, the current balance sheet and future investment plans. In addition, Shell may choose to return cash to shareholders through share buybacks, subject to the capital requirements of Shell.

Shell’s capital expenditure, exploration expense and new investments in equity-accounted investments decreased by $6.7 billion to $31.7 billion in 2009. Of the total capital investment, $24.0 billion (2008: $32.2 billion; 2007: $21.4 billion) related to Upstream. Downstream accounted for $7.5 billion (2008: $6.0 billion; 2007: $5.3 billion). Capital investment in Corporate was $0.2 billion (2008: $0.2 billion; 2007: $0.4 billion).

In March 2007, Shell acquired all remaining shares of Shell Canada that were not already owned by Shell, at a total cost of some $7.1 billion. As from the second quarter 2007, Shell’s Consolidated Financial Statements include the fully consolidated results of Shell Canada with no minority interest impact.

In April 2007, Shell completed the divestment to OAO Gazprom of 50% of its stake in the Sakhalin II project in Russia. Shell reduced its stake in the project from 55% to 27.5% for a total sale price of $4.1 billion. Shell’s Consolidated Financial Statements from the second quarter of 2007 include Sakhalin II on an equity-accounted basis, rather than as a subsidiary.

Guarantees and other off-balance sheet arrangements
Guarantees at December 31, 2009, were $3.3 billion (2008: $3.7 billion), of which $2.5 billion were guarantees of debt of equity-accounted investments (2008: $2.6 billion).

Financial framework
Shell manages its business to deliver strong cash flows to fund investment and growth based on cautious assumptions relating to crude oil prices.

Share repurchases
During 2009, the Company did not purchase any of its common stock for cancellation. In 2008 101 million shares were purchased for cancellation at a gross cost of $3.6 billion.

Share buyback plans will be reviewed periodically, and are subject to market conditions and the capital requirements of Shell. A resolution will be submitted to the 2010 AGM to seek shareholder approval for Shell to make such market purchases of its ordinary shares, together with an explanation that shares so repurchased may, at Shell’s discretion, be either held in treasury or cancelled.

Contractual obligations
The table below summarises Shell companies’ principal contractual obligations at December 31, 2009 by expected settlement period. The amounts presented have not been offset by any committed third-party revenues in relation to these obligations.

CONTRACTUAL OBLIGATIONS					$ BILLION
	Total	Within 1 year (2010)	2/3 years (2011/2012)	4/5 years (2013/2014)	After 5 years (2015 and after)

Debt [A]	30.6	3.8	6.5	6.1	14.2
Finance leases [B]	7.8	0.8	1.3	1.2	4.5
Operating leases [C]	16.4	4.2	5.3	2.8	4.1
Purchase obligations [D]	440.5	131.5	74.7	50.7	183.6
Other long-term contractual liabilities [E]	0.8		0.4	0.2	0.2

Total	496.1	140.3	88.2	61.0	206.6

[A]	The amounts are the contractual repayments and exclude $4.3 billion of finance lease obligations. See Note 16 to the Consolidated Financial Statements.
[B]	Includes interest. See Note 16 to the Consolidated Financial Statements.
[C]	See Note 16 to the Consolidated Financial Statements.
[D]	Includes all significant items, including fixed or minimum quantities to be purchased; fixed, minimum or any agreement to purchase goods and services that is enforceable, legally binding and specifies variable price provisions; and the approximate timing of the purchase.
[E]	Includes all obligations included in “Other non-current liabilities” on the Consolidated Balance Sheet that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 18 to the Consolidated Financial Statements) and obligations associated with decommissioning and restoration (see Note 19 to the Consolidated Financial Statements).

48	Shell Annual Report and Form 20-F 2009
Business Review > Liquidity and capital resources

The table above excludes interest expense related to debt estimated to be $1.3 billion in 2010, $2.2 billion in 2011/2012, $1.7 billion in 2013/2014 and $0.7 billion in 2015 and after (assuming interest rates with respect to variable interest rate debt remain constant and there is no change in aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table).

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

CALCULATION OF RETURN ON AVERAGE
CAPITAL EMPLOYED (ROACE)			$ MILLION
	2009	2008	2007

Income for the period	12,718	26,476	31,926
Interest expense after tax	328	615	699
ROACE numerator	13,046	27,091	32,625
Capital employed – opening	152,135	144,067	130,718
Capital employed – closing	173,168	152,135	144,067
Capital employed – average	162,652	148,101	137,393

ROACE	8.0%	18.3%	23.7%

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

For the years 2009, 2008 and 2007 the Dividend Access Trust recorded income before tax of £2,902 million, £2,277 million and £1,930 million respectively. In each period this reflected the amount of dividends received on the dividend access share.

At December 31, 2009, the Dividend Access Trust had total equity of £ Nil (2008: £ Nil; 2007: £ Nil), reflecting cash of £525,602 (2008: £205,518; 2007: £444,639) and unclaimed dividends of £525,602 (2008: £205,518; 2007: £444,639). The Dividend Access Trust only records a liability for an unclaimed dividend, and a corresponding amount of cash, to the extent that cheques expire, which is one year after their issuance, or to the extent that they are returned unpresented.

Shell Annual Report and Form 20-F 2009	49
Business Review > Our people

OUR PEOPLE

Shell employs around 101,000 people in over 90 countries worldwide. Our people ultimately put into practice Shell’s business strategy. They are recruited, trained and remunerated according to a People Strategy based on four priorities: assuring sources of talent now and in the future; strengthening leadership and professionalism; enhancing individual and organisational performance; improving systems and processes. In 2009 our People Strategy remained unchanged, but much of its execution focused on the “Transition 2009” programme, which began in the second quarter of that year.

Transition 2009
Transition 2009 is intended to help improve our competitive position by building – from the top down – a simpler, leaner organisational structure with clearer accountabilities, enabling more customer focus and faster decision-making.

The new top-level organisation structure enabled us to reduce the number of senior management positions by around 20% in July 2009. A broader reorganisation followed, requiring affected employees to re-apply for some 15,000 roles in the restructured businesses and corporate functions. Around 5,000 staff are leaving Shell as a result of this restructuring, mostly in management and non-operational positions.

A framework of people principles ensured a consistency of approach towards resourcing the new organisation. The framework also ensured that due regard was given to those whom the reorganisation affected. Appropriate diversity checks were embedded into the Transition 2009 resourcing process to ensure we maintained our focus on gender, ethnicity and local hires throughout the process.

Despite staff reductions in 2009, Shell has maintained external recruitment commitments in order to keep our capability to deliver our strategy and plans over time. We continue to transfer work to our growing business service centres around the world.

Employee communication and involvement
Two-way communication with our staff – either directly or via staff councils or recognised trade unions – is important to us.

The Transition 2009 programme has been communicated via different channels and engagement sessions, including regular letters to staff from the Chief Executive Officer, webcasts, publications and face-to-face gatherings.

One of the principal tools by which the effectiveness of our employee communications is assessed is the Shell People Survey. It provides valuable insights into employees’ views, and it has had a consistently high response rate. A key outcome from the Shell People Survey is the employee engagement index, which measures affiliation and commitment to Shell. The average index score in 2009 was 78%, which is an increase of 4 percentage points from the 2008 index score.

We encourage safe and confidential reporting of views about our processes and practices. Our global telephone helpline and website enable employees to report breaches of our Code of Conduct and the Shell General Business Principles, confidentially and anonymously (see page 76).

Diversity and inclusion
Shell continues to promote the integration of diversity and inclusion into our operations and culture. Our intention is to provide equal opportunity in recruitment, career development, promotion, training and reward for all employees. Where existing employees become disabled, our policy is to provide continuing employment and training, wherever practicable.

By the end of 2009, the proportion of women in senior positions had risen to 14.0%, compared with 13.6% in 2008. In 37% of the countries, local nationals filled more than half the senior positions, compared with 32% in 2008.

Another outcome of our Shell People Survey is the D&I (diversity and inclusion) indicator, a global measure of workplace inclusion. We are pleased to report that we once again saw improvement in this indicator, from 67% in 2008 to 69% in 2009.

Employee share plans
There are a number of share-based compensation plans for Shell employees. The principal ones currently operating are discussed below. For information on the share-based compensation plans for Executive Directors, see the Directors’ Remuneration Report on pages 60-75. Under the Performance Share Plan awards are made to some 15,000 employees each year. Some 30,000 employees in 50 countries participate in the Global Employee Share Purchase Plan.

PERFORMANCE SHARE PLAN
Under the terms of the Performance Share Plan (PSP), conditional awards of the Company’s shares are made to employees as part of a long-term incentive plan, which was introduced in 2005.

For the PSP awards made in 2005 and 2006, the extent to which the awards vested depended on the total shareholder return (TSR) of Shell compared with four of its main competitors over a three-year performance period. For the PSP awards made in 2007 until 2009, the extent to which the awards vest is determined by two performance conditions. For half of the award the number of shares that may vest depends on the relative TSR measure over the measurement period. The other half of the award will be linked to Shell’s declared Business Performance Factor. None of the awards will result in beneficial ownership until the shares are released. Any shares that vest will be increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date.

RESTRICTED SHARE PLAN
Under the Restricted Share Plan (RSP), awards are made on a highly selective basis to senior staff. Shares are awarded subject to a three-year retention period. Any shares that vest will be increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date.

GLOBAL EMPLOYEE SHARE PURCHASE PLAN
This plan enables eligible employees in participating countries to make contributions towards the purchase of the Company’s shares at a price which is the lower of the market price on the first trading day of the twelve-months savings cycle or the first trading day of the following cycle, reduced by 15%.

50	Shell Annual Report and Form 20-F 2009
Business Review > Environment and society

UK SHARESAVE SCHEME
Eligible employees of participating companies in the UK may participate in the UK Sharesave Scheme. Options are granted over the Company’s shares at prices not less than the market value on a date not normally more than 30 days before the grant date of the option. These options are normally exercisable after completion of a three-year or five-year contractual savings period.

Please refer to Note 24 to the Consolidated Financial Statements for a further discussion of the principle Shell share plans.

Employee data
See Note 6 to the Consolidated Financial Statements for employee data.

ENVIRONMENT AND SOCIETY

Our success in business depends on our ability to meet a range of environmental and social challenges. We must show we can operate safely and manage the effect our activities can have on neighbouring communities and society as a whole. If we fail to do this, we may lose opportunities to do business and our reputation as a company may also be harmed. We have standards and processes, controls, incentives and a firm governance structure in place to make sure that our operations manage their impacts. The Shell General Business Principles include a commitment to sustainable development that involves integrating economic, environmental and social aspects into our business decisions.

Detailed 2009 environmental and social performance data will be published in May 2010 the Shell’s Sustainability Report.

Safety
Maintaining the safety and reliability of our operations – such as refineries, chemicals plants, exploration and production projects – is critical to our ability to sustain a licence to operate and to form joint ventures with other companies, including national oil companies. We continued to invest in process safety during the economic downturn to maintain the safety of our operations.

During 2009, we launched a set of 12 Life-Saving Rules across Shell to reinforce our drive towards zero fatalities and injuries by specifically addressing work activities posing the greatest risks to life.

Climate change
The need to manage carbon dioxide (CO2) emissions – the most significant greenhouse gas (GHG) – will become increasingly important as concerns over climate change lead to tighter environmental regulations. Governments at the UN conference on climate change in Copenhagen at the end of 2009 agreed to continue working towards deep cuts in the growth of GHG emissions. Shell already assesses potential costs associated with CO2 emissions in its evaluation of future projects. But in the years to come regulations may impose a price on CO2 emissions that all companies will have to incorporate in their investment plans and that may result in higher energy and product costs. Governments may also require companies to apply technical measures to reduce their CO2 emissions into the atmosphere, which will add to project costs. Current proposed legislation in the USA, Europe and other regions is expected to increase the cost of doing business through such regulatory mechanisms. Shell, together with other energy companies, has been subject to litigation regarding climate change. We believe these lawsuits are without merit and not material to Shell.

As easily accessible oil and gas resources decline, Shell is developing resources that take more energy and advanced technology to produce. We also plan to increase production from unconventional sources such as Canada’s oil sands which are more energy-intensive to develop. A 100 thousand b/d expansion of the Athabasca Oil Sands Project (Shell interest 60%) is under way. Also our Pearl GTL gas to liquids plant in Qatar is expected to increase our CO2 emissions when production begins.

We are seeking cost-effective ways to manage CO2 and see potential business opportunities in developing such solutions. We are involved in a number of demonstration projects to develop carbon capture and storage technology, including the European Union’s CO2SINK project in Germany. The Canada and Alberta governments have pledged C$865 million to our proposed Quest project to capture and store underground over 1 million tonnes of CO2 a year from the Scotford

Shell Annual Report and Form 20-F 2009	51
Business Review > Environment and society

Upgrader, although we have not yet made a final investment decision (see page 19). There will be costs involved in developing the technologies needed to capture and store CO2 underground. We continue to urge governments to introduce incentives as soon as possible to make such technology commercially viable.

We are offering our customers more efficient fuels. In 2009 we launched our most economical fuel to date, Shell FuelSave, in the Netherlands, Malaysia, Singapore, Hong Kong and Turkey. Shell FuelSave will be launched in more countries in 2010. It can save up to one litre of fuel for every 50-litre tankful, depending on driving habits and the condition of the car.

We are working to improve energy efficiency and reduce GHGs across all our operations. Of our total GHGs in 2009, a small proportion came from the flaring or burning off of gas in our Upstream business. Most of our continuous flaring is in Nigeria. Since 2002 the Shell Petroleum Development Company-operated joint venture (Shell interest 30%) in Nigeria has spent over $3 billion to install gas-gathering equipment, reducing continuous flaring by more than 30%. But a further $3 billion at least is needed to complete this programme and the majority shareholder, the government, cannot readily fund its share of the programme. The security and funding situation has hindered progress. Our flaring in Nigeria also reduced partly because sabotage and theft have forced a temporary halt to production at some facilities.

Spills
Large spills of oil and oil products can incur major clean-up costs. If they are operational spills, they can also affect our licence to operate and harm our reputation. In operations that we control we have clear requirements and procedures designed to prevent such spills. These can occur for reasons such as operational failure, accidents or corrosion. We continue to learn from such spills. In Nigeria, sabotage and theft are a significant cause of spills.

In 2009, we had 264 oil spills over 100 kilograms from operations and 95 spills over 100 kilograms from sabotage. This is down from our 2008 totals of 275 from operations and 115 from sabotage.

The 2008 total volume of spills from operations has been re-estimated at 8.8 thousand tonnes, an increase from that reported in the 2008 Annual Report. This increase was primarily the result of a single November 2008 spill in Nigeria, that was not yet included in our reported 2008 total as an agreement on the spill volume estimate from the investigation was still pending with the Nigerian authorities (as noted in the 2008 Annual Report, investigations can take several months to complete).

As noted above detailed 2009 data, including spill volumes, will be published in May 2010 in Shell’s Sustainability Report.

Oil-sands tailings
Mining oil sands to extract and process bitumen, an extra-heavy oil, in Canada’s Alberta province poses several environmental challenges. These include water use and CO2 emissions from the energy-intensive processing needed to turn the bitumen into a synthetic crude oil.

Tailings are another environmental impact of mining oil sands. Tailings are the mix of sand, clay, water and heavy metals left over after bitumen has been removed from the mined ore. When a mine first opens, tailings are stored in an external pit, with a dam constructed of compacted low-grade ore. Once mining is completed in this area, dykes are constructed to hold future tailings in a tailings pond.

Shell’s tailings pond at the Athabasca Oil Sands Project (AOSP) in Alberta, Canada, is around 12 km2. Tailings are toxic, so we continually assess and manage them to reduce their potential impact. This includes steps to prevent contamination of surface and ground water and measures to protect wildlife.

A government-approved project is under way to manage the tailings from planned production expansions at the AOSP. The intent is to remove all water from the tailings and then treat the remaining solid tailings, to make reclamation of the land more effective. This land must be reclaimed – for example, through revegetation or reforestation – to a state that matches its pre-mined capability, as required by the Alberta government.

Water
Our industry is not as big a water user as some others, such as power generation. But some of the industry’s activities use quantities of water that can be significant. For example, refining processes and growing crops for biofuels are water intensive. Extracting one barrel of bitumen from oil sands takes two to three barrels of water. In 2009, Shell operations used around 198 million cubic metres of fresh water, compared with 224 cubic metres in 2008.

We develop and use advanced technology so as to continue to reduce our need for fresh water. At our oil sands project in Canada we use far less than our water allocation from the Athabasca River, and we minimise the amount withdrawn during the winter months when the flow rate is low. We also recycle water from collection ponds for tailings. In 2009, we continued working on a pilot project testing new technology to extract more water from tailings to improve storage, treatment and recycling.

Once operational, the Pearl GTL plant will take no fresh water from its arid surroundings. Instead, it will use and recycle water produced by the GTL manufacturing processes. At both the Schoonebeek oil field (Shell interest 50%) in the Netherlands and the SAPREF refinery (Shell interest 50%) in South Africa we have agreements with local water authorities that allow us to use household wastewater recycled for industrial purposes.

Environmental costs
Shell operates in environments where the most advanced technologies are needed. We place a premium on developing effective technologies that are also safe for the environment. However, when operating at the cutting edge of technology, there is always the possibility of unknown and unforeseeable environmental impacts. While Shell takes all necessary precautions to limit these risks, we are subject to additional remedial environmental and litigation costs as a result of unknown and unforeseeable impacts to the environment from our operations. While these costs have not been material to the Company, no assurance can be made that this will continue to be the case, as we continue to develop advance technologies necessary to differentiate us from the competition and help meet energy demand.

We are also subject to a variety of environmental laws, regulations and reporting requirements in the countries where we operate. Infringing any of these laws and requirements can harm our ability to do business in a country. The costs of environmental clean-up can be high.

Our operating expenses include the costs of avoiding emissions into the air and water and the safe disposal and handling of waste.

In November, 2009, Shell agreed to pay $19.5 million in a settlement accepted by the Superior Court of California, USA, following allegations by the state government concerning some of our

52	Shell Annual Report and Form 20-F 2009
Business Review > Environment and society

underground storage tanks. We did not admit liability but were pleased to agree to this settlement after working with the State of California since 2006 to resolve the matter. Many of the measures outlined in the settlement were steps Shell had already put in place to improve such operations.

Shell can also be affected by third-party litigation against governments. For example, Shell’s 2007 drilling plan in the Beaufort and Chukchi seas off Alaska was delayed when non-governmental organisations took legal action against the US Department of Interior (DOI), challenging its approval of Shell’s plan of exploration. As a result of this action, we revised our 2010 drilling plans for that area. We intend to use only one rig in a smaller programme designed to limit our potential effects on the environment. A similar legal challenge was made in early 2010 to the DOI’s approval of these drilling plans.

Biofuels
Shell is a major distributor of biofuels. We sold 9 billion litres of biofuels in 2009, mainly to meet government mandates in the USA, Brazil and Europe.

We see low-carbon biofuels as one of the most realistic commercially viable ways to reduce CO2 emissions from transport fuels in the coming 20 years and we continue to build capacity in current biofuels that meet our requirements for sustainability. Biofuels are the renewable that most closely fits our existing transport fuels business and our customers’ needs. Some biofuels pose sustainability challenges. These include CO2 emissions that vary according to the raw materials and production processes used as well as competition with food crops for available land.

Shell has been working to raise sustainability standards in its biofuels supply chain for a number of years. Since 2007 we have followed a clear policy and have dedicated resources to help assess potential risks, implement controls and to monitor compliance. The inclusion of sustainability clauses in new and renewed supply contracts is central to our approach. These help to rule out the use of child or forced labour and avoid damage to protected areas, such as those rich in biodiversity, when biofuels crops are grown and processed.

In 2009, Shell continued to work towards raising sustainability standards with industry, governments, intergovernmental agencies and policy-makers.

We are exploring opportunities to invest in the production of ethanol from Brazilian sugar cane, which has the lowest CO2 footprint of today’s biofuels. We are also accelerating research, development and the demonstration of cellulosic ethanol and other advanced biofuels that will not compete with food crops for land, but these are not expected to become commercially viable for perhaps a decade.

Neighbouring communities
Gaining the trust of local communities is essential to the success of our projects and operations. We engage with our neighbours at the earliest opportunity in a planned new development or if changes are being considered to existing operations.

Our approach has developed as we have learned from experience; for example, in working with indigenous peoples as the Sakhalin II liquefied natural gas project was developed in Russia’s far east.

In 2009 we adopted a new approach at a project in Alberta, Canada, that combined social, health, environmental, legal, and regulatory challenges, many of which were closely linked. We asked local people to contribute to key project decisions, including the siting of facilities. We also invited them to take part in environmental, social and health studies. As a result of this approach we were able to go ahead with three years of exploration activities.

During 2009 we were able to use what we learned from this project at other new projects and existing operations across Canada, the USA and Latin America.

Shell Annual Report and Form 20-F 2009	53
The Board of Royal Dutch Shell plc

THE BOARD OF ROYAL DUTCH SHELL PLC

Jorma Ollila
CHAIRMAN

Chairman of the Nomination and Succession Committee

Born August 15, 1950. A Finnish national, appointed Chairman of the Company with effect from June 2006. He started his career at Citibank in London and Helsinki, before moving in 1985 to Nokia, where he became Vice President of International Operations of Nokia. In 1986 he was appointed Vice President Finance of Nokia. Between 1990 and 1992 he served as President of Nokia Mobile Phones. Between 1992 and 1999 he was President and Chief Executive Officer of Nokia and from 1999 to June 2006 he was Chairman and Chief Executive Officer. He is Chairman of the Board of Nokia.

Lord Kerr of Kinlochard GCMG
DEPUTY CHAIRMAN AND SENIOR INDEPENDENT
NON-EXECUTIVE DIRECTOR

Member of the Audit Committee, the Corporate and Social Responsibility Committee and the Nomination and Succession Committee

Born February 22, 1942. A British national, appointed a Non-executive Director of the Company in October 2004. He was a Non-executive Director of Shell Transport from 2002 to 2005. A member of the UK Diplomatic Service from 1966 to 2002, he was UK Permanent Representative to the EU, British Ambassador to the USA and Foreign Office Permanent Under Secretary of State. He was Secretary-General of the European Convention (2002 – 2003), and in 2004 became an independent member of the House of Lords and sits on the EU Select Committee. He is a Non-executive Director of Rio Tinto plc, Scottish American Investment Company plc and Scottish Power, a BAE Systems Advisory Board member, Chairman of Imperial College and the Centre for European Reform and a Rhodes and Carnegie Trustee.

Peter Voser
CHIEF EXECUTIVE OFFICER

Born August 29, 1958. A Swiss national, appointed Chief Executive Officer of the Company with effect from July 2009. Previously, Chief Financial Officer since October 2004. He first joined Shell in 1982 and held a variety of finance and business roles in Switzerland, the UK, Argentina and Chile, including Chief Financial Officer of Oil Products. In 2002 he joined the Asea Brown Boveri (ABB) Group of Companies, based in Switzerland as Chief Financial Officer and Member of the ABB Group Executive Committee. He returned to Shell in October 2004, when he became a Managing Director of Shell Transport and Chief Financial Officer of the Royal Dutch/Shell Group. He was a member of the Supervisory Board of Aegon N.V. from 2004 until April 2006. He is a member of the Supervisory Board of UBS AG [A] and a member of the Swiss Federal Auditor Oversight Authority.

[A]	Peter Voser will not be standing for re-election to the Board of UBS AG at its AGM in April 2010.

Simon Henry
CHIEF FINANCIAL OFFICER

Born July 13, 1961. A British national, appointed Chief Financial Officer of the Company with effect from May 2009. He joined Shell in 1982 as an engineer at the Stanlow refinery in the UK. After qualifying as a member of the Chartered Institute of Management Accountants in 1989, he held various Finance posts, including Finance Manager of Marketing in Egypt, Controller for the Upstream business in Egypt, Oil Products finance adviser for Asia Pacific, Finance Director for the Mekong Cluster and General Manager Finance for the South East Asian Retail business. He was appointed Head of Group Investor Relations in 2001 and Chief Financial Officer for Exploration & Production in 2004.

Malcolm Brinded CBE
EXECUTIVE DIRECTOR, UPSTREAM INTERNATIONAL

Born March 18, 1953. A British national, appointed an Executive Director of the Company in October 2004 responsible for global Exploration & Production, and from July 2009 for Upstream International. He was previously a Managing Director of Shell Transport from March 2004 and, prior to that, a Managing Director of Royal Dutch from 2002. He joined Shell in 1974 and has held various positions around the world including in Brunei, the Netherlands and Oman. He was also Country Chair for Shell in the UK. He is a member of the Nigerian Presidential Honorary International Investor Council, Chairman of the Shell Foundation and a Trustee of the Emirates Foundation and the International Business Leaders Forum.

54	Shell Annual Report and Form 20-F 2009
The Board of Royal Dutch Shell plc

Josef Ackermann
NON-EXECUTIVE DIRECTOR

Member of the Remuneration Committee

Born February 7, 1948. A Swiss national, appointed a Non-executive Director of the Company in May 2008. He is Chairman of the Management Board and the Group Executive Committee of Deutsche Bank AG. He was appointed to these positions in 2006 and 2002 respectively. He joined Deutsche Bank’s Management Board in 1996, with responsibility for the investment banking division. He started his professional career in 1977 at Schweizerische Kreditanstalt (SKA), where he held a variety of positions in Corporate Banking, Foreign Exchange/Money Markets, Treasury and Investment Banking. In 1990, he was appointed to SKA’s Executive Board, on which he served as President between 1993 and 1996. He is currently also a member of the Supervisory Board of Siemens AG.

Sir Peter Job KBE
NON-EXECUTIVE DIRECTOR

Member of the Remuneration Committee

Born July 13, 1941. A British national, appointed a Non-executive Director of the Company in October 2004. He was a Non-executive Director of Shell Transport from 2001 to 2005. Previously he was Chief Executive of Reuters Group plc. He is a Non-executive Director of Schroders plc and TIBCO Software Inc. and a member of the Supervisory Board of Deutsche Bank AG.

Wim Kok
NON-EXECUTIVE DIRECTOR

Chairman of the Corporate and Social Responsibility Committee and Member of the Nomination and Succession Committee

Born September 29, 1938. A Dutch national, appointed a Non-executive Director of the Company in October 2004. He was a member of the Royal Dutch Supervisory Board from 2003 to July 2005. He chaired the Confederation of Dutch Trade Unions (FNV) before becoming a member of the Lower House of Parliament and parliamentary leader of the Partij van de Arbeid (Labour Party). Appointed Minister of Finance in 1989 and Prime Minister in 1994, serving for two periods of government up to July 2002. Member of the Supervisory Boards of KLM N.V. and TNT N.V.

Nick Land
NON-EXECUTIVE DIRECTOR

Member of the Audit Committee and the Corporate and Social Responsibility Committee

Born February 6, 1948. A British national, appointed a Non-executive Director of the Company with effect from July 2006. He qualified as an accountant in 1970 and was a partner of Ernst & Young LLP from 1978 until June 2006. He was Chairman of Ernst & Young LLP and a member of the Global Executive Board of Ernst & Young Global LLP from 1995 until June 2006. He is a Non-executive Director of BBA Aviation plc, Ashmore Group plc and Vodafone Group plc, Director of Alliance Boots GmbH, a member of the Finance and Audit Committees of the National Gallery and Advisor to Denton Wilde Sapte LLP.

Christine Morin-Postel
NON-EXECUTIVE DIRECTOR

Chairman of the Audit Committee

Born October 6, 1946. A French national, appointed a Non-executive Director of the Company in October 2004. She was a member of the Royal Dutch Supervisory Board from July 2004 and was a Board member of Royal Dutch until December 2005. Formerly she was Chief Executive of Société Générale de Belgique, Executive Vice-President and member of the Executive Committee of Suez S.A., Chairman and CEO of Credisuez plc from 1996 to 1998 and a Non-executive Director of Pilkington plc and Alcan Inc. She is a Non-executive Director of 3i Group plc, British American Tobacco PLC and EXOR S.p.A.

Lawrence Ricciardi
NON-EXECUTIVE DIRECTOR

Member of the Nomination and Succession Committee

Born August 14, 1940. A US national, appointed a Non-executive Director of the Company in October 2004. He was appointed a member of the Royal Dutch Supervisory Board in 2001 and was a Board member of Royal Dutch until December 2005. Previously he was President of RJR Nabisco, Inc. and subsequently Senior Vice President and General Counsel of IBM. He is a Non-executive Director of Citigroup Inc., Senior Advisor to the IBM Corporation as well as to Jones Day and to Lazard Frères & Co and a Trustee of the Andrew W. Mellon Foundation and the Pierpoint Morgan Library.

Shell Annual Report and Form 20-F 2009	55
The Board of Royal Dutch Shell plc

Jeroen van der Veer
NON-EXECUTIVE DIRECTOR

Member of the Corporate and Social Responsibility Committee

Born October 27, 1947. A Dutch national, appointed a Non-executive Director of the Company with effect from July 2009. Previously, Chief Executive since October 2004. He was appointed President of Royal Dutch in 2000, having been a Managing Director since 1997, and was a Board member until December 2005. He was a Director of Shell Canada Limited from April 2003 until April 2005. He joined Shell in 1971 in refinery process design and held a number of senior management positions around the world. He is Vice-Chairman and Senior Independent Director of Unilever (which includes Unilever N.V. and Unilever plc), Vice-Chairman of ING Group, a member of the Supervisory Board of Royal Philips Electronics N.V. and Vice-Chairman of a NATO Expert Group.

Hans Wijers
NON-EXECUTIVE DIRECTOR

Chairman of the Remuneration Committee

Born January 11, 1951. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2009. He is Chief Executive Officer and Chairman of the Board of Management of Akzo Nobel N.V. He joined Akzo Nobel N.V. in 2002 as a Board member, and was appointed Chairman in May 2003. He obtained a PhD in Economics in 1982 while teaching at the Erasmus University Rotterdam. Later he became managing partner of The Boston Consulting Group. He served as Dutch Minister for Economic Affairs from 1994 to 1998, after which he returned to The Boston Consulting Group as senior partner until his appointment as a Board member of Akzo Nobel N.V. He is a trustee of various charities and a member of the European Roundtable of Industrialists.

Michiel Brandjes
COMPANY SECRETARY

Born December 14, 1954. A Dutch national, appointed as Company Secretary and General Counsel Corporate of the Company in February 2005. Previously he was Company Secretary of Royal Dutch. He joined Shell in 1980 as a Legal Adviser.

56	Shell Annual Report and Form 20-F 2009
Senior Management

SENIOR MANAGEMENT

In addition to the Executive Directors listed on page 53, the Company has the following Senior Management, each of whom is a member of the Executive Committee (see page 78):

Matthias Bichsel
Born July 24, 1954. A Swiss national, appointed Projects & Technology Director with effect from July 1, 2009. Previously, he was Executive Vice President, Development and Technology, being responsible for delivering reserves and production from new upstream projects, as well as providing technology applications and research via Shell’s upstream technology organisation.

Beat Hess
Born July 6, 1949. A Swiss national, appointed Legal Director in June 2003. Previously he was General Counsel of ABB Group from 1988 to 2003. He is a Non-executive Board Director of Nestlé S.A.

Hugh Mitchell
Born February 13, 1957. A British national, appointed Chief Human Resources & Corporate Officer with effect from July 1, 2009. He joined Human Resources (HR) in Shell Exploration & Production in 1979 and was appointed to other HR and business roles across the UK and Brunei in both upstream and downstream businesses. In 1997 he became HR Vice President for the Global Oil Products business and in 2003 was appointed Director International, one of the Group’s Corporate Centre Directors. In 2005 he was appointed Human Resources Director of Royal Dutch Shell.

Marvin Odum
Born December 13, 1958. A US national, appointed Upstream Americas Director with effect from July 1, 2009. Previously he was Executive Vice President for the Americas for Shell Exploration & Production. He was appointed President of Shell Oil Company in 2008 having served as Executive Vice President since 2005 with responsibility for Shell’s exploration and production businesses in the western hemisphere. He was appointed Chairman of the Executive Committee of the Athabasca Oil Sands Project on July 1, 2009.

Mark Williams
Born November 9, 1951. A US national, appointed Downstream Director with effect from January 1, 2009. He has previously held the positions of Executive Vice President, Global Businesses, and Vice President of Strategy, Portfolio and Environment for Oil Products. In 2004, he was appointed Executive Vice President of Supply and Distribution in Shell Downstream Inc., a position he held until December 2008.

Shell Annual Report and Form 20-F 2009	57
Report of the Directors

REPORT OF THE DIRECTORS

Principal activities
Royal Dutch Shell plc (the Company) is a holding company which owns, directly or indirectly, investments in the numerous companies constituting Shell. Shell is engaged worldwide in the principal aspects of the oil and gas industry and also has interests in chemicals and other energy-related businesses. Details of the Company’s subsidiaries can be found in Exhibit 8.

Business Review
The information that fulfils the requirements of the Business Review can be found in the Chairman’s message on page 6, the Chief Executive Officer’s review on page 7 and also in the Business Review on pages 8-52, all of which are incorporated in this Report of the Directors by way of reference. Throughout this Report of the Directors, the Board aims to present a balanced and understandable assessment of the Company’s position and prospects in its financial reporting to shareholders and other interested parties.

Research and development
Shell research and development programmes are carried out in a worldwide network of Shell technology centres complemented by external partnerships. The main technology centres are in the Netherlands and the USA, with other centres in Canada, Germany, India, Norway, Oman, Qatar and the UK. Further details of research and development, including expenditure, can be found on page 18 of the Business Review as well as in the Consolidated Statement of Income.

Recent developments and post-balance sheet events
Recent developments and post-balance sheet events are given in Note 31 to the Consolidated Financial Statements.

Financial statements and dividends
The Consolidated Statement of Income and Consolidated Balance Sheet are available on pages 97 and 98.

The table below sets out the dividends on each class of share and each class of American Depositary Receipt (ADR). Dividends are declared in US dollars and the Company announces the euro and sterling equivalent amounts at the same time, using an exchange rate from the day before the declaration date. Dividends declared on Class A shares are paid by default in euros, although holders of Class A shares are able to elect to receive dividends in sterling. Dividends declared on Class B shares are paid by default in sterling, although holders of Class B shares are able to elect to receive dividends in euros. Dividends declared on ADRs are paid in US dollars. Eligible shareholders must make currency elections by the day before the declaration date.

The Directors have proposed a fourth quarter interim dividend as set out in the table below, payable on March 17, 2010, to shareholders on the register of members at close of business on February 12, 2010.

Creditor payment policy and practice
Statutory regulations issued under the UK Companies Act 2006 (the Act) require a public company to make a statement of its policy and practice on the payment of trade creditors. As a holding company whose principal business is to hold shares in Shell companies, the Company has no trade creditors. Given the international nature of Shell’s operations there is no specific company-wide creditor payment policy. Relationships with suppliers are governed by Shell’s commitment to long-term relations, based on trust and mutually beneficial arrangements. Shell U.K. Limited, Shell’s most significant UK operating company, had approximately 33 days’ purchases outstanding at December 31, 2009, (2008: 38 days) based on the average daily amount invoiced by suppliers during the year. In February 2009, Shell U.K. Limited adopted the Prompt Payment Code. A copy is available from the Company Secretary.

Directors’ responsibilities in respect of the preparation of the financial statements
The Directors are responsible for preparing the Annual Report, the Directors’ Remuneration Report and the financial statements in accordance with applicable law and regulations. UK company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Consolidated and Parent Company Financial Statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The financial statements also comply with IFRS as issued by the International Accounting Standards Board (IASB). The financial statements are required by law to give a true and fair view of the state of affairs of Shell and the parent company and of the profit or loss of Shell and parent company for that period.

DIVIDENDS
	Class A shares			Class B shares [A]			Class A ADRs	Class B ADRs

	$	€	pence	$	pence	€	$	$

Q1	0.42	0.3211	28.65	0.42	28.65	0.3211	0.84	0.84
Q2	0.42	0.2987	25.59	0.42	25.59	0.2987	0.84	0.84
Q3	0.42	0.2845	25.65	0.42	25.65	0.2845	0.84	0.84
Q4	0.42	0.3018	26.36	0.42	26.36	0.3018	0.84	0.84

Total declared in respect of the year	1.68	1.2061	106.25	1.68	106.25	1.2061	3.36	3.36

Amount paid during the year		1.2068	107.86		107.86	1.2068	3.32	3.32

[A]	It is expected that holders of Class B ordinary shares will receive dividends through the dividend access mechanism applicable to such shares. The dividend access mechanism is described more fully on pages 83-84.

58	Shell Annual Report and Form 20-F 2009
Report of the Directors

In preparing these financial statements, the Directors are required to:

■	select suitable accounting policies and then apply them consistently;
■	make judgements and estimates that are reasonable and prudent;
■	state that the financial statements comply with IFRS as adopted by the European Union and IFRS as issued by the IASB;
■	prepare the financial statements on the going concern basis, unless it is inappropriate to assume that the Company or Shell will continue in business; and
■	prepare a management report giving a fair review of the business and the principal risks and uncertainties.

The Directors confirm that they have complied with the above requirements when preparing the financial statements and that the Business Review gives a fair review of the business and the principal risks and uncertainties. In addition, as far as each of the Directors are aware, there is no relevant audit information of which the auditors are unaware. Each Director has taken all the steps he or she ought to have taken in order to become aware of any relevant audit information and to establish that the auditors are aware of such information.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and Shell and enable them to ensure that the financial statements and the Directors’ Remuneration Report comply with the Companies Act 2006 and, as regards the Consolidated Financial Statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and Shell and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Board of Directors
The Directors during the year were Josef Ackermann, Maarten van den Bergh (retired with effect from May 19, 2009), Malcolm Brinded, Linda Cook (resigned on June 1, 2009), Simon Henry (appointed with effect from May 20, 2009), Sir Peter Job, Lord Kerr of Kinlochard, Wim Kok, Nick Land, Christine Morin-Postel, Jorma Ollila, Lawrence Ricciardi, Jeroen van der Veer, Peter Voser and Hans Wijers.

Appointment and re-appointment of Directors
All Directors will be retiring and seeking re-appointment at the 2010 AGM, except for Sir Peter Job and Lawrence Ricciardi, both of whom are standing down after having served nine years as Non-executive Directors. Shareholders will also be asked to vote on the appointment of Charles O. Holliday as a Director of the Company with effect from September 1, 2010. Going forward, it is intended that all Directors will retire at each AGM and, subject to the Articles of Association and their wish to continue as a Director of the Company, seek re-appointment by shareholders.

The biographies of all Directors are given on pages 53-55 and, for those seeking appointment or re-appointment, also in the Notice of the AGM. Details of the Executive Directors’ contracts can be found on page 68 and copies are available for inspection from the Company Secretary. Furthermore, a copy of the form of these contracts has been filed with the US Securities and Exchange Commission as an exhibit.

The terms and conditions of appointment of Non-executive Directors are set out in their letters of appointment with the Company which, in accordance with the 2008 Combined Code on Corporate Governance, are available for inspection from the Company Secretary. No Director is, or was, materially interested in any contract subsisting during or at the end of the year that was significant in relation to the Company’s business. See also “Related party transactions” on page 59.

Financial risk management, objectives and policies
Descriptions of the use of financial instruments and Shell financial risk management objectives and policies are set out in the Business Review and on pages 81-82, and also in Note 23 to the Consolidated Financial Statements.

Qualifying third-party indemnities
The Company has entered into a deed of indemnity with each of the Directors. The terms of these deeds are identical and reflect the statutory provisions under UK law. Under the terms of each of these deeds, the Company has indemnified each of the Directors, to the widest extent permitted by the applicable laws of England and Wales, against any and all liability, howsoever caused (including by that Director’s own negligence), suffered or incurred in the course of acting as a Director or employee of the Company or certain other entities.

Directors’ interests
The interests (in shares or calculated equivalents) of the Directors in office at the end of the financial year, including any interests of a “connected person” (as defined in the Disclosure and Transparency Rules) of the Directors, are set out below:

DIRECTORS’ INTERESTS
	January 1, 2009 [A]				December 31, 2009 [B]

	Class A		Class B		Class A		Class B

Josef Ackermann	10,000		–		10,000		–
Malcolm Brinded	20,028		87,128		20,028		140,855
Simon Henry	4,175	[C]	37,756	[C]	4,175		38,673
Sir Peter Job	–		4,112		–		4,690
Lord Kerr of Kinlochard	–		10,000		–		15,000
Wim Kok	4,000		–		4,000		–
Nick Land	–		3,074		–		3,074
Christine Morin-Postel	8,485		–		8,485		–
Jorma Ollila	25,000		–		25,000		–
Lawrence Ricciardi	20,000	[D]	–		30,000	[E]	–
Jeroen van der Veer	123,822		–		190,195		–
Peter Voser	44,946		–		90,694		–
Hans Wijers	–		–		5,000		–

[A]	Excludes interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan, the Restricted Share Plan and the Share option plans as at January 1, 2009. Interests under these plans as at January 1, 2009 are set out on pages 71-73.
[B]	Excludes interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan, the Restricted Share Plan and the Share option plans as at December 31, 2009. Interests under these plans as at December 31, 2009 are set out on pages 71-73.
[C]	At the date of appointment.
[D]	Held as 10,000 ADRs (RDS.A ADR). One RDS.A ADR represents two Class A ordinary shares.
[E]	Held as 15,000 ADRs (RDS.A ADR). One RDS.A ADR represents two Class A ordinary shares.

There were no changes in Directors’ share interests during the period from December 31, 2009 to March 10, 2010, except for in the case of Sir Peter Job whose interests increased by 2,131 Class B shares and for those changes in the interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan, the Restricted Share Plan and the Share option plans set out in the Directors’ Remuneration Report on pages 71-73.

As at March 10, 2010, the Directors and Senior Management [A] of the Company beneficially owned individually and in aggregate (including shares under option) less than 1% of the total shares of each class of the Company shares outstanding.

[A]	The Senior Management of the Company are given on page 56.

Shell Annual Report and Form 20-F 2009	59
Report of the Directors

Related party transactions
Other than disclosures given in Notes 6 and 10 to the Consolidated Financial Statements on pages 109 and 115 respectively, there were no transactions or proposed transactions that were material to either the Company or any related party. Nor were there any transactions that were unusual in their nature or conditions with any related party.

Share repurchases
On May 19, 2009, shareholders approved an authority, expiring at the end of the next AGM, for the Company to repurchase its own shares up to a maximum of 10% of the issued share capital (excluding share purchases for employee share benefit plans). Whilst no share repurchases were made during 2009, the Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. A resolution will be proposed to the forthcoming AGM to renew the authority for the Company to purchase its own share capital up to specified limits for another year. More detail of this proposal is given in the Notice of the AGM.

Political and charitable contributions
No donations were made by any Shell company to political parties or organisations during the year. Shell Oil Company administers the non-partisan Shell Oil Company Employees’ Political Awareness Committee (SEPAC), a political action committee registered with the US Federal Election Commission. Eligible employees may make voluntary personal contributions to SEPAC.

Shell, through individual Shell companies, sponsors social investment programmes in many countries throughout the world. In the UK, Shell donated $24 million in 2009 to charitable causes.

Diversity and inclusion
Detailed information can be found in the Business Review on page 49.

Employee communication and involvement
Detailed information can be found in the Business Review on page 49.

Corporate social responsibility
A summary of Shell’s approach to corporate social responsibility is contained in pages 51-52 of the Business Review. Further details will be available in Shell’s Sustainability Report 2009.

Essential contracts and Takeovers Directive information
Shell does not have contracts or other arrangements which individually are essential to its business nor does it have any significant agreements that would take effect, alter or terminate upon a change of control of the Company following a takeover bid.

SHARE CAPITAL
The Company’s authorised and issued share capital as at December 31, 2009, is set out in Note 10 to the Parent Company Financial Statements. The percentage of the total issued share capital represented by each class of share is given below. Other disclosure requirements pursuant to The Takeovers Directive can be found below and on pages 82-86.

SHARE CAPITAL PERCENTAGE
Share Class	%

Class A	56.8
Class B	43.2
Sterling deferred shares	de minimis

TRANSFER OF SECURITIES
There are no significant restrictions on the transfer of securities.

SHARE OWNERSHIP TRUSTS
Shell currently operates two primary employee share ownership trusts, a Dutch Stichting and a US Rabbi Trust. The shares in the Stichting are voted by the Stichting Board, and the shares in the Rabbi Trust are voted by the Voting Trustee, Evercore Trust Company, N.A. Both the Stichting Board and the Voting Trustee are independent of the Company.

The Shell All Employee Share Ownership Plan (SAESOP) has a separate related share ownership trust. Shares held for the SAESOP are voted by its trustee, EES Corporate Trustees Limited, as directed by the participants. The Global Employee Share Purchase Plan (GESPP) had a separate related share ownership trust and shares held for the GESPP were voted by its trustee, Halifax EES International Limited. However, with effect from January 19, 2009, the GESPP trust ceased to hold any shares. All shares were transferred to a nominee account and the nominee will vote as directed by the participants.

SIGNIFICANT DIRECT AND INDIRECT SHAREHOLDINGS
See Substantial shareholdings table below.

ARTICLES OF ASSOCIATION
Information concerning the Articles of Association is given on pages 82-86.

Substantial shareholdings
As at February 23, 2010, the Company had been notified by the following investors of their interests in 3% or more of the Company’s shares. These interests are notified to the Company pursuant to Disclosure and Transparency Rule 5.

INVESTOR
	Class A shares	Class B shares

Legal & General Group plc	3.64%	4.54%
The Capital Group Companies Inc	4.52%	6.45%

Auditors
PricewaterhouseCoopers LLP have signified their willingness to continue in office, and a resolution for their re-appointment will be submitted to the AGM.

Corporate governance
The Company’s statement on corporate governance is included in the Corporate Governance Report on pages 76-86.

Annual General Meeting
The AGM will take place on May 18, 2010, in the Circustheater, Circusstraat 4, The Hague, The Netherlands with a satellite link to The Barbican Centre, London, UK. An audio-visual link will permit active two-way participation by persons physically present in the UK and the Netherlands. Details of the business to be put to shareholders at the AGM can be found in the Notice of the Annual General Meeting.

Signed on behalf of the Board

Michiel Brandjes
Company Secretary
March 15, 2010

60	Shell Annual Report and Form 20-F 2009
Directors’ Remuneration Report

DIRECTORS’ REMUNERATION REPORT

INDEX TO THE DIRECTORS’
REMUNERATION REPORT

60	Letter of the Chairman of REMCO
61	Overview
63	Executive Directors
63	The Remuneration Committee (REMCO)
63	How REMCO manages remuneration
63	Pay for performance and strategy alignment
65	Competitiveness
65	Shareholding
65	Consistency
66	Compliance and risk assessment
66	How REMCO managed remuneration in 2009
66	Base salary
66	Annual bonus
67	Other cash and non-cash earnings
67	Long-term incentives
67	Pension interests
67	Benefits
67	Former Executive Director – Jeroen van der Veer
68	Former Executive Director – Linda Cook
68	Executive Directors’ contracts
68	External appointments
69	Non-executive Directors
69	Remuneration policy
69	Pension interests
69	Compensation of Directors and Senior Management
70	Data tables

Dear Shareholders,

As the new Chairman of the Remuneration Committee (REMCO), I am pleased to present to you the 2009 Directors’ Remuneration Report of Royal Dutch Shell plc. I hope you will find the new format transparent and easy to understand.

Following the 2009 AGM we had an extensive dialogue with major shareholders and shareholder bodies on our Executive Directors’ pay. We took their views on board and made a number of changes, which are reflected in this report. A high level overview was presented in my letter to shareholders of February 16, 2010.

In my view, the most significant of these changes are that we have committed not to use upward discretion on share awards without prior consultation with major shareholders, we have updated the metrics for the incentive plans and we have ended the practice of free matching shares in our deferred bonus plan.

In respect of the changes to the incentive plan metrics, we introduced additional measures to better reflect key business priorities and concerns expressed by shareholders around the sole use of Total Shareholder Return (TSR). For the long-term incentive plans this means that from 2009 in addition to TSR, Executive Directors’ pay is now directly linked to Shell’s competitive performance in respect of net cash from operating activities, earnings per share and hydrocarbon production.

And for our balanced scorecard, which drives the annual bonus payout, we will replace TSR with a project delivery target. This measure reinforces our focus on year-by-year delivery of major projects as part of our strategy. The success criteria for projects are: on time and on budget. Furthermore, we have sharpened the pay link to sustainable development on the scorecard by introducing the externally assessed Dow Jones Sustainability Index for the oil and gas sector. These changes come into effect from 2010.

There can be no doubt that 2009 was a challenging year for the Company. However, despite the continued pressures posed by the global recession and changes internally, we stayed focused on delivering results.

I look forward to meeting you at our AGM on May 18, 2010.

Hans Wijers
Chairman of the Remuneration Committee
March 10, 2010

Shell Annual Report and Form 20-F 2009	61
Directors’ Remuneration Report > Overview

OVERVIEW

At the 2009 Annual General Meeting (AGM) of Royal Dutch Shell plc (the Company), shareholders did not approve the Directors’ Remuneration Report. Since then we have undertaken an extensive dialogue with major shareholders and shareholder bodies. We received broad feedback during the summer of 2009, took external specialist input, developed a new way forward, and then consulted again with major shareholders during the fourth quarter of 2009. With that in mind, the Remuneration Committee made the changes presented in this report.

We endeavoured to get better alignment between remuneration and individual accountability for the short-term delivery of our business strategy, and to strengthen longer-term alignment with shareholder interests through increased executive shareholding. We also wish to demonstrate appropriate restraint in the current economic environment.

We are committed to continuing our dialogue with major shareholders over remuneration. Following the publication of the Annual Report and Form 20-F 2009, we will again be meeting major shareholders to listen to their feedback.

The following table provides an overview of the current Executive Directors’ remuneration and the changes implemented in 2009 and proposed for 2010.

	Current policy	Changes to the policy

Base Salary
■   Referenced to companies of comparable size, complexity and global scope. The current comparator group consists of BP, Chevron, ExxonMobil and Total as well as a selection of top European-based companies.
■   Salary review date is July each year.

■   No salary increase for 18 months. There were no increases in July 2009 and there will be no increases until January 2011, except for promotional adjustments.
■   Move salary review date from July to January.

Annual Bonus
■   Target levels (as % of base salary):
Chief Executive Officer - 150%
Other Executive Directors - 110%
Maximum payout - 250% and 220%, respectively.
■   Calculation of an Executive Director’s annual bonus:
–   Shell results at the end of the year are translated into a score between zero and two, by means of a predefined scorecard and REMCO’s judgement.
–   Bonus awards are based on this score multiplied by the target bonus levels.

■   No change to target levels.
■   No change to the calculation method.
■   Added new performance measures for the 2010 annual bonus, being project delivery and a broader assessment of sustainable development.
■   Introduced an individual performance component to the annual bonus to increase personal accountability for short-term results.

Long-term Incentive Plan (LTIP)
■   Award levels (as % of base salary):
Chief Executive Officer - 300%
Other Executive Directors - 240%
Maximum payout 600% and 480%, respectively.
■   Shareholding requirements - two times base salary over five years.
■   The actual value delivered after three years depends on the relative performance of LTIP measures against other oil majors.

■   No upward discretion for LTIP vesting in 2010.
■   Introduced requirement for all LTIP shares to be held for two years following vesting.
■   Increased the shareholding requirement to three times salary for the Chief Executive Officer.

Deferred Bonus Plan (DBP)
■   Under the DBP, Executive Directors are required to invest no less than 25% and can choose to invest up to 50% of their annual bonus in deferred bonus shares. Half of these deferred bonus shares are matchable with additional performance-related shares which can be earned on the same basis as the LTIP vesting.
■   One free share is awarded on the purchase of four deferred bonus shares.
■ Removed the free matching share awarded under the DBP to ensure all matching shares are tied to performance. ■ No upward discretion for DBP vesting in 2010.

62	Shell Annual Report and Form 20-F 2009
Directors’ Remuneration Report > Overview

In addition, we took the following actions regarding our Executive Directors’ remuneration in 2009:

Base salary
■ Set the salary for Chief Executive Officer Peter Voser at €1.5 million on his promotion with effect from July 1, 2009.
■ Set the salary for Chief Financial Officer Simon Henry at €850,000, with effect from May 1, 2009, the date of his promotion to the position.

Annual bonus
■ Applied restraint and used downward discretion on the Shell Scorecard result, setting it at 1.10 from the mathematical result of 1.28.
■ Set the actual bonuses for 2009 at €1,864,000, €1,422,000, and €542,000 for Peter Voser, Malcolm Brinded and Simon Henry, respectively.

Long-term incentives	■ Vested zero LTIP shares and zero performance-related matching DBP shares in March 2010. ■ Peter Voser, Malcolm Brinded and Simon Henry all elected to put 50% of their Annual Bonus into the DBP.

Below is a table summarising 2009 compensation for Executive Directors. The amounts in the table reflect pro-rata adjustments according to the portion of the year in which Executive Directors were in office, where applicable. The earnings amount includes salary, bonus paid in 2010 for 2009 performance, and other cash and non-cash remuneration. The amounts shown as value of released DBP awards represent the value of matching shares delivered at vesting on bonuses from 2006, less the original amount deferred.

SUMMARY COMPENSATION (UNAUDITED)					€ THOUSANDS
	Peter Voser	Malcolm Brinded	Simon Henry		Jeroen van der Veer	Linda Cook

Earnings [A]	3,157	2,654	1,069		3,505	6,542
Value of released LTIP awards	690	801	240	[B]	1,373	687
Value of released DBP awards	–	(36)	–		(1)	–
Value of exercised share options	–	–	–		–	–

Total in euro	3,847	3,419	1,309		4,877	7,229

Total in dollar	5,350	4,755	1,820		6,784	10,055

Total in sterling	3,429	3,048	1,167		4,349	6,445

[A]	More details can be found on page 70.
[B]	Value of performance shares at release in March 2009, prior to Simon Henry’s appointment as an Executive Director.

The report follows the UK requirements of the Companies Act 2006, the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the Combined Code and the Listing Rules. It outlines the remuneration policies and individual remuneration details for Executive Directors and Non-executive Directors of the Company for the year ended December 31, 2009. The Board has approved this report and it will be presented to shareholders for approval at the AGM of the Company on May 18, 2010.

Shell Annual Report and Form 20-F 2009	63
Directors’ Remuneration Report > Executive Directors

EXECUTIVE DIRECTORS

The Remuneration Committee (REMCO)
Following the 2009 AGM, REMCO engaged with major shareholders to understand their main concerns and get their input. The Committee engaged Deloitte LLP to provide an external perspective regarding remuneration policies and plans, their competitiveness, their alignment with corporate strategy, and their compliance with corporate governance requirements. External market data and plan valuations from Towers Watson supported our decision-making.

REMCO’s key responsibilities in respect of Executive Directors include:

■	Setting remuneration policy;
■	Agreeing performance frameworks, setting targets and reviewing performance;
■	Determining actual remuneration and benefits; and
■	Determining contractual terms.

REMCO’s Terms of Reference are reviewed regularly and updated, where necessary. You can find them on the Shell website www.shell.com/investor or you can ask the Company Secretary for copies. See inside back cover for details.

REMCO is currently made up of three independent Non-executive Directors:

■	Hans Wijers (Chairman);
■	Sir Peter Job; and
■	Josef Ackermann.

Lord Kerr of Kinlochard stood down as a member of the Committee with effect from September 11, 2009.

See their biographies on pages 54 and 55 and their committee meeting attendance on page 78. Changes to REMCO membership during 2009 are described in the Corporate Governance section on page 80.

The following Board members were invited and attended REMCO meetings from time to time to provide their opinion on external advice and other remuneration issues:

■	Jorma Ollila; and
■	Lawrence Ricciardi.

Advice on various subjects including the Shell Scorecard, the remuneration of senior management, and the performance of the other Executive Directors was sought within Shell from:

■	Hugh Mitchell, Chief Human Resources & Corporate Officer and Secretary to the Committee;
■	Michael Reiff, Executive Vice President Remuneration, Benefits & Services;
■	Peter Voser and Jeroen van der Veer, Chief Executive Officer and former Chief Executive, respectively.

How REMCO manages remuneration
Shell is one of the world’s largest independent oil and gas companies in terms of market capitalisation, operating cash flow and oil and gas production. On an ongoing basis, its most senior managers are asked to make decisions affecting multi-billion-dollar assets and investments. The Board agrees on a strategy for Shell. The Chief Executive Officer and Executive Directors execute this strategy. The Board tracks the execution of the strategy, and REMCO ensures that Executive Directors’ performance-based reward reflects how successfully this is done.

The Executive Director remuneration package is made up of a base salary, an annual bonus and a package of long-term incentives as well as a pension plan and other benefits.

There are two main long-term incentive programmes currently in use: the Long-term Incentive Plan (LTIP) and the Deferred Bonus Plan (DBP). The Restricted Share Plan (RSP) is available for retention purposes.

2009 PAY MIX FOR EXECUTIVE DIRECTORS

REMCO considers the connection between an Executive Director’s pay and Shell’s business strategy as critical. Most of the compensation package is therefore linked to the achievement of stretch targets that are consistent with the execution of Shell’s strategy. The following remuneration policy principles explain how the long-term value of Executive Directors’ pay is tied to Shell’s future performance:

■	Pay for Performance;
■	Alignment with Shell’s strategy;
■	Competitiveness;
■	Long-term alignment with shareholder interests;
■	Consistency;
■	Compliance and Risk Assessment.

PAY FOR PERFORMANCE AND STRATEGY ALIGNMENT
Over three-quarters of Executive Director compensation (excluding pension) is linked directly to the Company’s performance.

Annual bonus
REMCO uses the annual bonus to focus on the short-term targets that the Board sets each year as part of the Business Plan and individual performance against these targets. These are the steps that Shell needs to take every year as the pathway to long-term growth. They are a balance of financial, operational, project delivery and sustainable development targets, captured in a scorecard. The targets are stretching but realistic. The scorecard is set and approved by REMCO. The outcome of the performance year is usually known in February of the next year, and REMCO translates this into a score between zero and two.

To better reflect Shell’s short-term priorities from 2010 onwards, REMCO replaced the short-term TSR measure with a measurement of Project Delivery (20% weight) – on time and on budget – and placed a greater emphasis on cash generation (from 25% to 30% weight). It also expanded the sustainable development targets to include the Sustainable Asset Management (SAM) external assessment used by the Dow Jones Sustainability Indexes (DJSI) for the oil and gas producers group. With these changes, the annual bonus performance metrics are more closely aligned with the year-by-year delivery of Shell’s business plans and the safeguarding of Shell’s licence to operate. REMCO exercises its judgement to make sure that the final annual bonus results for Executive Directors are in line with Shell’s performance.

64	Shell Annual Report and Form 20-F 2009
Directors’ Remuneration Report > Executive Directors

ANNUAL BONUS SCORECARD MEASURES FOR 2010 EXECUTIVE
DIRECTORS AND SENIOR MANAGEMENT
Measure	Reason for the measure	Weight

Net cash from operating activities	Cash generated from operations that factors in the impact of commodity price fluctuations as well as business performance so that Executive Directors, like shareholders, share the effects of both.	30%

Operational excellence	Indicator of the full and effective use of resources – both facilities and people – according to the relevant business: hydrocarbon production, LNG sales or refinery availability.	30%

Project delivery	Assessment of projects’ cost management and on-schedule delivery.	20%

Sustainable development	Indicator of safety performance and sustainable development performance, as reflected by a DJSI broad-base comparison within the Oil & Gas Producers Group.	20%

REMCO has also decided to strengthen the Executive Directors’ individual accountability by increasing or decreasing their annual bonuses to take account of how well they have delivered against their own individual performance contract.

To summarise, the calculation of an Executive Director’s annual bonus is:
Annual bonus = base salary × target bonus % × scorecard result × individual performance adjustment by REMCO.

ANNUAL BONUS LEVELS
	Target award (as a % of salary)	Maximum (as a % of salary)

Chief Executive Officer	150%	250%
Other Executive Directors	110%	220%

Long-term incentives
Consistent with the long-term nature of Shell’s strategy, LTIP and DBP determine more than half of Executive Director remuneration. Both plans grant share-based awards linked to the future price and dividends of Royal Dutch Shell plc shares. Awards vest depending on performance against pre-defined measures and targets over a three year performance period. These plans focus on performance relative to the other oil majors: BP, Chevron, ExxonMobil and Total. They reward Executive Directors if Shell outperforms its peers on the basis of a combination of TSR, earnings per share (EPS) on the basis of current cost of supplies (CCS), net cash from operating activities and hydrocarbon production.

REMCO selected these measures because they underpin Shell’s business strategy in various ways:

LONG-TERM INCENTIVE MEASURES
Measure	Reason for the measure	Weight

TSR growth	Assessment of actual wealth created for shareholders.	30%

EPS growth (on a CCS basis [A])	Indicator of the quality of revenue growth and cost management that underpins the TSR. Earnings on an estimated current cost of supplies basis takes into account the changes in the cost of supplies and thereby enables a consistent comparison with other oil majors.	30%

Net cash from operating activities growth	Source of dividends and capital expenditure commitments which support sustainable growth based on portfolio and cost management.	20%

Hydrocarbon production growth	Overall indicator of success in locating and developing reserves.	20%

[A]	Earnings per share on a CCS basis is calculated in this way: the income attributable to shareholders is first adjusted to take into account the after-tax effect of oil-price changes on inventory before it is divided by the average number of shares outstanding. Without the adjustment, earnings per share is affected by changes in inventory caused simply by movements in the oil price.

These measures were introduced in 2009 to better reflect key business priorities and to address concerns by shareholders that a single TSR-based assessment was not appropriate. During 2009, REMCO discussed these measures further with major shareholders. REMCO therefore confirmed this broader assessment of competitive performance as the basis for long-term remuneration. For simplicity, we measure growth based on the data points at the beginning of the three-year performance period relative to the data points at the end of the period, using unadjusted publicly reported data. REMCO always approves award dates in advance.

TIMELINE FOR 2010 LTIP SHARE AWARDS

To increase shareholding further, REMCO decided in 2009 that for all future LTIP awards, Executive Directors should hold all vested shares (following payment of taxes) for a further two-year period after the three-year performance period.

LTIP AWARD LEVELS [A]
	Target award (as a % of salary)	Maximum payout (as a % of salary)

Chief Executive Officer	300%	600%
Other Executive Directors	240%	480%

[A]	LTIP awards cannot exceed a target level of four times salary, as approved by shareholders.

Under the DBP, Executive Directors are required to invest no less than 25% and can choose to invest up to 50% of their annual bonus in deferred bonus shares. Half of these deferred bonus shares are matchable with additional performance-related shares which can be earned on the same basis as the LTIP vesting, see below.

Shell Annual Report and Form 20-F 2009	65
Directors’ Remuneration Report > Executive Directors

Under the old DBP one free share was awarded on the purchase of four deferred bonus shares to encourage share ownership. REMCO has now decided to stop this practice, and from 2010 all matching shares will be performance-based.

TIMELINE FOR 2009 DEFERRED BONUS AWARD

The LTIP and DBP vest on the basis of relative performance rankings as follows:

RELATIVE PERFORMANCE RANKINGS
Shell’s overall rank against peers, taking into account the weightings of the four performance measures	Number of conditional performance shares ultimately awarded

1st	2 x initial LTIP award
2 x half of the deferred bonus shares

2nd	1.5 x initial LTIP award
1.5 x half of the deferred bonus shares

3rd	0.8 x initial LTIP award
0.8 x half of the deferred bonus shares

4th or 5th	Nil

Ultimately, our objective must always be to safeguard returns to shareholders. Therefore, if the TSR ranking is below median, the level of award that can be vested on the basis of the three other measures will be capped at 50% of maximum payout for LTIP and half of the deferred bonus shares for DBP.

To deliver shares under these plans, we use market purchased shares, when required, rather than issue new ones. To date, no shareholder dilution resulted from these plans, although the rules of the plans permit it.

Use of discretion
During the shareholder consultation process, REMCO confirmed that in future it would exercise upward discretion only after consulting major shareholders. In addition, REMCO confirmed upfront that, for awards vesting in March 2010, no upward discretion would be applied.

REMCO further noted that, since the new approach is based on four publicly reported, relative performance measures, the need for discretionary adjustments would, in any case, be rarer in future.

COMPETITIVENESS
Sound leadership is essential for long-term success; therefore attracting and retaining talented individuals is necessary for the delivery of Shell’s strategy. REMCO determines remuneration levels by reference to companies of comparable size, complexity and global scope. The current key comparator group is BP, Chevron, ExxonMobil and Total as well as a selection of top European-based companies listed below. The spread provides a balanced mix across industries and geography.

EUROPEAN COMPARATOR GROUP
Allianz	Diageo	Rio Tinto
Anglo American	E.ON	Roche
AstraZeneca	GlaxoSmithKline	Siemens
AXA	HSBC	Unilever
Barclays	Nokia	Vivendi
BHP Billiton	Novartis	Vodafone
Deutsche Bank	Philips

In certain circumstances, awards may be made under the RSP for retention purposes. Under the RSP, shares are subject to a restriction period of three years and are released with the addition of dividend shares if the individual remains in continuous service during this period. REMCO will retain discretion to reduce the number of shares vesting should either business or individual performance warrant review.

Due to the range of national social security and tax regimes involved, Executive Directors’ pensions are maintained in their base country, the same as for other employees working internationally. Contribution rates for Executive Directors are the same as for other employees under these plans. REMCO will agree on retirement schedules with Executive Directors in order to plan effective leadership succession, taking into account applicable regulations and the individual’s preferences.

SHAREHOLDING
REMCO believes that Executive Directors should align their interests with those of shareholders by holding shares in Royal Dutch Shell plc. In a business where it can take many years to reach a final investment decision on a project and many further years of construction before a facility comes on-stream, long-term shareholding properly aligns executive interests with those of shareholders better than any long-term incentive plan.

Executive Directors are therefore expected to build up shareholdings to the value of two times their base salary over five years. The Chief Executive Officer’s required shareholding has been increased to three times salary.

REMCO periodically translates these guidelines into fixed shareholding targets. These numbers are currently set at 240,000 shares for the Chief Executive Officer and 100,000 shares for other Executive Directors. Details of all Executive Directors’ shareholdings are found on page 58.

Until these targets are met, Executive Directors must (in the course of the relevant year) acquire shares to the value of at least 50% of the after-tax gain arising from any long-term incentive awards vesting from 2008 onwards. Once the targets have been met, they are required to hold the shares and maintain that level for the full period of their appointment as Executive Director.

CONSISTENCY
The remuneration structure is generally consistent for Executive Directors and senior managers of Shell. This consistency builds a culture of alignment to Shell’s purposes and a common approach to sharing in Shell’s success.

Executive Directors’ benefits are also established in line with those for other employees on the basis of local market practices. Personal loans or guarantees are not provided to Executive Directors. They are not eligible to participate in all-employee share plans. They are employed under local Dutch terms and conditions – except for their pensions. Their base salary levels are therefore set in euro.

66	Shell Annual Report and Form 20-F 2009
Directors’ Remuneration Report > Executive Directors

REMCO periodically monitors pay and employment conditions of other employees within Shell to ensure alignment and consistency with remuneration of senior managers and Shell’s remuneration objectives. Given the current economic circumstances, REMCO reviewed 2010 salary increase budgets for countries where Shell has the majority of its employees. The salary freeze applied to Executive Directors was not imposed in the wider organisation.

COMPLIANCE AND RISK ASSESSMENT
REMCO takes its decisions in the context of the Shell General Business Principles. It also ensures compliance with applicable laws and corporate governance requirements when designing and implementing policies and plans.

REMCO ensures the remuneration structures and rewards meet risk-assessment tests to ensure that shareholder interests are safeguarded and that inappropriate actions are avoided. For example:

■	Executive Directors’ expenses are audited internally and reviewed by REMCO on a regular basis.
■	All performance-based payments made to Executive Directors are subject to a ‘claw-back’ provision. This means that all incentives paid within 12 months of the first public issuance of the financial statements that require restatement due to material noncompliance will be subject to claw-back.
■	The use of multiple performance measures for the annual scorecard and the revised LTIP ensure that unintended financial and behavioural consequences are mitigated.
■	The measures taken to increase executive shareholdings ensure that executives bear the consequences of management decisions.

How REMCO managed remuneration in 2009

BASE SALARY
Following the remuneration review in 2009, REMCO decided to review and adjust base salary levels with effect from January 1 each year; in previous years the adjustment date was July 1. Recognising the economic turmoil during the year, REMCO decided to freeze Executive Directors’ base salaries for 18 months until January 2011; this was supported by the Directors. The next salary review will be in January 2011.

BASE SALARY OF CURRENT EXECUTIVE DIRECTORS (UNAUDITED)
	€	Effective date

Peter Voser	1,500,000	July 1, 2009
Malcolm Brinded	1,175,000	July 1, 2008
Simon Henry	850,000	May 1, 2009

Simon Henry was on expatriate terms before he became Executive Director and for practical reasons REMCO decided to keep him on expatriate terms for the rest of 2009. As of January 2010 Simon Henry is employed on local terms, the same as other Executive Directors.

ANNUAL BONUS
Details of the 2009 Shell Scorecard outcomes can be seen in the Key Performance Indicators section on page 8.

2009 SHELL SCORECARD COMPONENTS

[A]	Primarily based on number of reported cases of work-related injury, but also taking into account other sustainable development measures, details of which can be found in Shell’s Sustainability Report 2009 to be published in May 2010.

2009 Assessment – Scorecard result set at 1.10
In assessing Shell’s 2009 performance, REMCO noted that: the TSR was at the median value, being in third place; net cash from operating activities was on target at $21 billion; operational excellence was above target, with hydrocarbon production at 3,142 thousand boe/d, LNG sales was at 13.4 mtpa and refinery availability at 93.3%; sustainable development was outstanding, with Total Recordable Case Frequency (TRCF) of 1.4 per million working hours being the lowest recorded level in Shell’s history.

REMCO also noted that 20 people (1 employee, 19 contractors) sadly lost their lives while working for Shell; 2009 income was 52% lower than that of 2008 (although on target relative to the oil price over the year and above target relative to the gas price over the year); over 5,000 jobs were eliminated, including over 20% of senior jobs.

Overall, REMCO felt that the scorecard results did not reflect the overall competitive position and the need for improvement. Taking both Shell’s overall performance as well as the external environment into account, REMCO sought to use restraint and lowered the scorecard result from 1.28 to 1.10.

Individual performance
An Executive Director’s individual performance is also taken into account in determining his annual bonus. Individual performance is assessed against personal targets, and REMCO uses its judgement to reduce or increase the bonus as it deems appropriate to reflect how well the Executive Director met those targets.

REMCO assessed the individual performance of each Executive Director serving during 2009 and determined to make no further adjustment to their individual annual bonus.

2009 SHELL SCORECARD FOR EXECUTIVE DIRECTORS
Measures	Unit	Weight	Score

Total shareholder return	%	25%	1.0
Net cash from operating activities	$ billion	25%	0.9
Operational excellence		30%	1.4
Production	thousand boe/d	12%	1.3
Sales of liquified natural gas	mtpa	6%	0.9
Refinery and chemical plant availability	%	12%	1.6
Sustainable development	TRCF+	20%	2.0

Overall performance		100%	1.28

Shell Annual Report and Form 20-F 2009	67
Directors’ Remuneration Report > Executive Directors

2009 Annual bonuses
The target level of the 2009 bonuses was unchanged from 2008. Other than Malcolm Brinded, each Executive Director received a pro-rata bonus for the portion of the year they served as Executive Director. Hence, Chief Executive Officer Peter Voser received a bonus based on a target of 110% for the first six months and 150% for the last six months of 2009. Similarly, Chief Financial Officer Simon Henry received a bonus based on a target of 70% for the first four months and 110% for the last eight months of the year.

Taking into account the 2009 Shell Scorecard result, individual performances and the pro-rata portions, REMCO determined the annual bonuses payable for 2009 as: €1,864,000 for the Chief Executive Officer, €1,422,000 for Executive Director Malcolm Brinded and €542,000 for the Chief Financial Officer.

OTHER CASH AND NON-CASH EARNINGS
Executive Directors received: car allowances, representation allowances (which is a Dutch tax feature to simplify expenses related to business entertainment at home, amongst other things), transport to and from home and office, as well as employer contributions to insurance plans. Individuals who are not living in their base country received additional amounts for their children’s school fees. The Executive Directors’ 2009 Earnings table is on page 70.

LONG-TERM INCENTIVE PLAN

Vesting
In 2007 Executive Directors were granted a conditional award of performance shares under the LTIP. At the end of the performance period, which lasted from January 1, 2007 to December 31, 2009, Shell was ranked fifth amongst its peer group in terms of TSR. Therefore, zero shares were released under the LTIP.

Award
On February 2, 2010, REMCO determined to award the Chief Executive Officer a conditional award of performance shares under the LTIP with a face value of three times his base salary. For other Executive Directors the level of award was retained at 2.4 times base salary. On February 5, 2010, the following shares were awarded conditionally:

AWARDED SHARES
Total number of shares conditionally awarded

Peter Voser [A]	227,560
Malcolm Brinded [B]	148,660
Simon Henry [B]	107,541

[A]	Royal Dutch Shell plc Class A shares.
[B]	Royal Dutch Shell plc Class B shares.

For details of LTIP awards and releases see the Long-term Incentive Plan table on page 71.

DEFERRED BONUS PLAN

Vesting
In 2007 Executive Directors were granted conditional awards of matching shares under the DBP. The performance period was January 1, 2007, to December 31, 2009. Given that the performance condition of the DBP is consistent with that of the 2007 LTIP, REMCO decided to release zero performance-related matching shares under the DBP.

Award
Peter Voser, Malcolm Brinded and Simon Henry all elected to put 50% of their annual bonuses into the DBP on February 5, 2010, resulting in share awards as follows, half of which are matchable:

AWARDED SHARES
Deferred shares awarded

Peter Voser [A]	47,121
Malcolm Brinded [B]	37,474
Simon Henry [B][C]	17,607

[A]	Royal Dutch Shell plc Class A shares.
[B]	Royal Dutch Shell plc Class B shares.
[C]	Simon Henry deferred 50% of his full year bonus.

For details of DBP awards and releases see the Deferred Bonus Plan table on page 72.

RESTRICTED SHARE PLAN
No RSP awards were made in 2009, nor did any outstanding awards vest. The award made to Linda Cook lapsed effective December 31, 2009. For details of outstanding awards, see the Restricted Share Plan table on page 72.

PENSION INTERESTS
During 2009 Peter Voser, Malcolm Brinded, Simon Henry, Jeroen van der Veer and Linda Cook accrued retirement benefits under defined benefit plans. Linda Cook also accrued retirement benefits under defined contribution plans. In addition to the standard Swiss pension arrangements, Peter Voser has an unfunded pension arrangement that was created in 2006 when pensionable salaries in the standard arrangements were capped following a change in Swiss regulations.

For details of accrued pension benefits see the Pensions table on page 74. The transfer values have been calculated in accordance with Actuarial Guidance Note GN11/UK.

BENEFITS
REMCO decided to discontinue the use of the representation allowance for Executive Directors’ expenses as of 2010. Instead, business expenses will be reimbursed on an itemised basis, consistent with the global process for other staff. The 2009 representation allowances are included in the Earnings table, within cash benefits.

FORMER EXECUTIVE DIRECTOR – JEROEN VAN DER VEER
Jeroen van der Veer had intended to retire on June 30, 2008, after he had turned 60. But in 2007 the Board asked him to stay on as Chief Executive for an extra year. He agreed with the Board that an extra year of service as Chief Executive would provide stability and continuity for the management of the company.

Around the same time, Shell in the Netherlands introduced new pension plan rules, providing flexibility to retire between the ages of 55 and 65 but with an actuarial discount, along with lower accrual rates. Like other Dutch employees, he was required to accept the new regulations in order to remain in employment beyond his original retirement date. As Jeroen van der Veer was disadvantaged by this move, the Board agreed to a lump-sum payment of €843,000 to give him the same overall benefit that he would have accrued through to June 30, 2009 under the old regulations. This left him in the same position as if the pension regulations had not changed.

In respect of his service as Chief Executive, Jeroen van der Veer also received a pro-rata annual bonus for the first six months of the year, January 1 to June 30, 2009, of €1,650,000.

68	Shell Annual Report and Form 20-F 2009
Directors’ Remuneration Report > Executive Directors

Jeroen van der Veer remains on the Board as a Non-executive Director, so his pension will be reported in future Directors’ Remuneration Reports.

FORMER EXECUTIVE DIRECTOR – LINDA COOK
Linda Cook resigned as an Executive Director of the Company on June 1, 2009, following the changes in organisation and responsibilities of senior management referenced on page 11. Linda Cook had served Shell in various capacities for 29 years, of which the last six years as an Executive Director of the Company. As an Executive Director she had a contract of employment with Shell Expatriate Employment US Inc (SEEUS), governed by the laws of the Netherlands, where the Gas & Power business, which she led, was located. Dutch law makes provisions in certain areas that are different from those found in the UK.

At the time of her resignation as Executive Director, Linda Cook agreed separation terms with SEEUS, as follows:

■	Linda Cook returned to the United States where she was employed by Shell Oil Company to support transition, particularly in the Gas & Power business, until December 31, 2009, which was agreed as her last day of employment.
■	For the period of her employment with Shell Oil Company, Linda Cook’s salary was set at $1,400,000 (€1,035,000) per annum and she continued to participate in normal US benefits. Linda Cook received a performance bonus for 2009 in the amount of $1,540,000 (€1,107,000).
■	The separation agreement with Linda Cook provided for a severance payment of $7,600,000 (€5,464,000). As Linda Cook’s contract of employment was governed by Dutch law, this severance payment was calculated on the basis of the Dutch courts’ formula, in line with prevailing Dutch employment law practice at the time the severance was agreed. The formula calculates compensation based on age, years of service and salary including bonus.
■	Linda Cook’s grants under the Long-term Incentive Plan, Deferred Bonus Plan and Share Option Plan continue and vest consistent with the plan rules. The grant under the Restricted Share Plan lapsed on December 31, 2009.

Executive Directors’ contracts
Executive Directors’ contracts that have been entered into with the companies are set out in the table below. Contracts for Executive Directors are governed by Dutch law, consistent with those of other Netherlands-based senior managers and staff. The contracts end by notice of either party or automatically at retirement.

EXECUTIVE DIRECTORS’ EMPLOYMENT CONTRACTS
Executive Director	Employing Company	Contract date

Peter Voser	Shell Petroleum N.V.	July 20, 2005
Malcom Brinded	Shell Petroleum N.V.	July 20, 2005
Simon Henry	Shell Petroleum N.V.	May 20, 2009
Jeroen van der Veer	Shell Petroleum N.V.	July 20, 2005
Linda Cook	Shell Expatriate Employment US Inc.	August 1, 2005

Contracts do not contain predetermined settlements for early termination. Under Dutch law, their contracts entitle them to the statutory notice period that applies for employees in the Netherlands. This is one month for an employee and up to a maximum of four months for the employer, depending on the duration of the employment contract concerned at the time of termination.

REMCO will recommend terms and conditions for any situation that arises where a severance payment is appropriate, taking into consideration applicable law and corporate governance provisions.

External appointments
The Board considers external appointments to be valuable in broadening Executive Directors’ knowledge and experience. The number of outside directorships is generally limited to one, except when an Executive Director is within a year of retirement. The Board must explicitly approve such appointments. Executive Directors are allowed to retain any cash or share-based compensation they receive from such external board directorships.

EXTERNAL APPOINTMENTS
Executive Director	Appointee organisation	Total fees rounded to the nearest thousand

Peter Voser [A]	UBS AG	CHF 425,000 as cash or vested shares held for four years.

Jeroen van der Veer [B]	Unilever N.V. and Unilever plc	€38,000 from the N.V. and £34,000 from the plc.

Linda Cook [B]	The Boeing Company	$42,000 cash, $54,000 stock units, deferred until retirement from Boeing service.

[A]	Peter Voser will not be standing for re-election to the Board of UBS AG at its Annual General Meeting in April 2010.
[B]	Fees are prorated according to the period Jeroen van der Veer (until June 30, 2009) and Linda Cook (until June 1, 2009) served as Executive Directors at Royal Dutch Shell plc.

Shell Annual Report and Form 20-F 2009	69
Directors’ Remuneration Report > Non-executive Directors

NON-EXECUTIVE DIRECTORS

Remuneration policy
The Board determines the fees payable to Non-executive Directors (NEDs) of the Company, within a limit specified by the Articles of Association of €4,000,000. In 2009 the total amount of fees payable to NEDs was €2,119,000. Whilst the Board reviews NED remuneration levels periodically to ensure they are aligned with other major listed companies, no such review was undertaken in 2009. A review of the fee level for the Chairman of the Board was undertaken during the year; however, taking into account the economic environment, it was decided that no adjustments would be made in 2009.

The Chairman and the other NEDs do not participate in any incentive or performance-based remuneration plans, nor are there any pension arrangements. Also, personal loans or guarantees are not granted to Non-executive Directors. NEDs receive an additional fee of €4,500 for any Board meeting involving intercontinental travel – except for one meeting per year held in a location other than The Hague.

NON-EXECUTIVE DIRECTORS FEES STRUCTURE
(UNAUDITED)	€
Chairman of the Board	750,000

NED Annual Fee	115,000

Senior Independent Director	55,000

Audit Committee
Chairman [A]	45,000
Member	25,000

Remuneration Committee
Chairman [A]	35,000
Member	17,250

Corporate and Social Responsibility Committee
Chairman [A]	35,000
Member	17,250

Nomination and Succession Committee
Chairman [A]	25,000
Member	12,000

Intercontinental Travel Fee	4,500

[A]	The Chairman of a Committee does not receive an additional fee for membership in that Committee.

The earnings of the NEDs in office during 2009 can be found on page 75.

Pension interests
NEDs do not accrue any retirement benefits as a result of their Non-executive Directorships with the Company. During their services as employees, Jeroen van der Veer and Maarten van den Bergh accrued retirement benefits, which are summarised on page 74.

COMPENSATION OF DIRECTORS AND
SENIOR MANAGEMENT

Shell paid and/or accrued a total amount of compensation of $48,895,000 [A] (2008: $57,985,000) for services in all capacities that Directors and Senior Management at Shell provided during the year ended December 31, 2009. In addition, Shell accrued a total amount of $19,027,000 (excluding inflation), to provide pension, retirement and similar benefits for Directors and Senior Management during the year ended December 31, 2009.

[A]	Compensation includes gains realised from long-term incentive awards released and share options exercised during the year.

Biographies of the Directors and Senior Management are found on pages 53-56.

70	Shell Annual Report and Form 20-F 2009
Directors’ Remuneration Report > Data tables

DATA TABLES

EARNINGS OF EXECUTIVE DIRECTORS IN OFFICE DURING 2009 (AUDITED)						€ THOUSANDS
	Peter Voser		Malcolm Brinded		Simon Henry [A]		Jeroen van der Veer [A]			Linda Cook [A]

	2009	2008	2009	2008	2009	2008	2009		2008	2009		2008

Salary	1,267	1,010	1,175	1,148	449	–	1,000		1,925	431	[B]	1,010
Bonus [C]	1,864	1,423	1,422	1,616	542	–	1,650		3,750	461		1,423
Cash benefits [D]	23	22	8	8	76	–	850	[E]	14	5,612	[F]	155
Non-cash benefits [G]	3	1	49	59	2	–	5		11	38		56

Total in euro	3,157	2,456	2,654	2,831	1,069	–	3,505		5,700	6,542		2,644

Total in dollar	4,390	3,592	3,692	4,140	1,486	–	4,875		8,338	9,099		3,869

Total in sterling	2,814	1,958	2,367	2,257	952	–	3,125		4,546	5,833		2,109

[A]	Earnings for Simon Henry, Jeroen van der Veer and Linda Cook relate to their time as Executive Directors in 2009.
[B]	In addition Linda Cook received a salary of €604,000 ($817,000) and a bonus of €646,000 ($898,000) for the remaining seven months of the year. Total base salary for the full year was €1,035,000 ($1,400,000), bonus €1,107,000 ($1,540,000).
[C]	The annual bonus figures are shown in the table in their related performance year and not in the following year in which they are paid (see also the DBP table on page 72).
[D]	Includes representation allowances, employer contributions to insurance plans, school fees, car allowances and tax compensation.
[E]	Jeroen van der Veer received a lump sum cash payment of €843,000 to offset a loss in pension benefits caused by deferring his retirement and extending his service to June 30, 2009 (see pages 67-68 “Former Executive Director – Jeroen van der Veer”).
[F]	Linda Cook’s severance payment of €5,464,000 ($7,600,000) is included in Cash benefits along with other cash benefits explained in [D] (see page 68 “Former Executive Director – Linda Cook”).
[G]	Comprises life and medical insurance and company-provided transport for home to office commuting.

The aggregate amount paid to or receivable by Executive Directors from Royal Dutch Shell plc and other Shell companies for services in all capacities during the fiscal year ended December 31, 2009 was €16,927,000 (2008: €17,163,000).

Shell Annual Report and Form 20-F 2009	71
Directors’ Remuneration Report > Data tables

Executive Directors’ long-term incentive interests
The following tables show the LTIP, the DBP, the RSP and the share option interests of the Executive Directors in office during 2009.

LONG-TERM INCENTIVE PLAN
	Audited								Unaudited

	Number of shares under award as at January 1, 2009 [A]

	Original award	Dividend shares accrued in prior years [B]	Market price at date of award	Dividend shares accrued during the year [B]	Additional shares awarded/ (lapsed) during the year	Number of shares released during the year	Value of shares at release (thousands) [C]	Total number of shares under award as at December 31, 2009	Expected value of the performance share award (thousands) [D]		Potential gains as at Decem- ber 31, 2009 (thousands) [E]

Royal Dutch Shell plc Class A shares			€				€		€	$	€	$

Peter Voser
2009 to 2011	128,074		19.40	8,257				136,331	2,320	3,103	–	–
2008 to 2010	98,623	4,772	23.97	6,666	–	–	–	110,061	2,123	3,157	0	0
2007 to 2009	78,751	6,963	26.12	5,527	–	–	–	91,241	1,753	2,417	0	0
2006 to 2008	68,952	8,982	27.12	1,378	39,656	(39,656)	690	0	–	–	–	–

Royal Dutch Shell plc Class B shares			£				£		£	$	£	$

Malcolm Brinded
2009 to 2011	153,855		16.58	10,101				163,956	2,384	3,394	–	–
2008 to 2010	114,201	5,433	17.58	7,855	–	–	–	127,489	1,801	3,587	0	0
2007 to 2009	91,730	7,977	17.07	6,546	–	–	–	106,253	1,335	2,674	0	0
2006 to 2008	81,191	10,363	19.33	1,662	46,608	(46,608)	717	0	–	–	–	–
Simon Henry (Performance Share Plan Awards) [F]
2009 to 2011	26,000		15.40	1,218				27,218	389	539	0	0
2008 to 2010	26,000	950	20.15	1,769	–	–	–	28,719	531	1,042	379	546
2007 to 2009	26,000	1,978	18.57	1,837	–	–	–	29,815	500	992	386	556

Royal Dutch Shell plc Class A shares			€				€		€	$	€	$

Jeroen van der Veer
2009 to 2011	309,358		19.40	19,945				329,303	5,603	7,496	–	–
2008 to 2010	192,949	9,337	23.97	13,042	–	–	–	215,328	4,153	6,176	0	0
2007 to 2009	156,202	13,812	26.12	10,962	–	–	–	180,976	3,478	4,793	0	0
2006 to 2008	137,168	17,868	27.12	2,742	78,889	(78,889)	1,373	0	–	–	–	–

Royal Dutch Shell plc Class A ADRs			$				$			$		$

Linda Cook
2009 to 2011	64,971		49.23	4,116				69,087		2,983		–
2008 to 2010	49,058	2,386	71.66	3,259	–	–	–	54,703		3,158		0
2007 to 2009	39,378	3,474	68.02	2,715	–	–	–	45,567		2,283		0
2006 to 2008	34,798	4,476	64.89	726	20,000	(20,000)	919	0		–		–

[A]	The 2009 award was made on January 30, 2009.
[B]	Dividend shares are performance related and accumulate each year at an assumed notional LTIP award of 100% and a dividend payment of 100%. When an award vests, dividend shares will be awarded as if the vested shares were held from the original award date.
[C]	The vested awards were delivered on April 30, 2009 at a share price of €17.41 for Peter Voser and Jeroen van der Veer, £15.39 for Malcolm Brinded and $45.95 for Linda Cook.
[D]	The expected value of the 2009 awards is equal to 87.71% of the face value of the conditional awards. The expected value of the TSR-related conditional performance shares has been calculated on the basis of a Monte Carlo pricing model. Currently, the Monte Carlo model is considered the most appropriate way to value a plan with a relative market condition such as TSR. In respect of the three non-market measures, a statistical equal probability of ranking outcome has been used. The valuations were provided by Towers Watson after which a risk of forfeiture discount was applied.
[E]	Potential gains represent the value of the conditional shares awarded in previous years under the LTIP at the end of the financial year. This is calculated by multiplying the fair market value of the shares of Royal Dutch Shell plc, at December 31, 2009, by the number of shares under the LTIP that would vest based on the achievement of performance conditions as determined by TSR up to December 31, 2009.
[F]	All performance shares awarded to Simon Henry were awarded under the Performance Share Plan (PSP) prior to his appointment as an Executive Director. The expected values of the PSP awards have been calculated on the basis of a Monte Carlo pricing model, adjusted with PSP conditions. The 2009 PSP award date was March 10, 2009. The 2007 award vested at 61% on March 10, 2010. More information about the Performance Share Plan can be found on page 134.

72	Shell Annual Report and Form 20-F 2009
Directors’ Remuneration Report > Data tables

DEFERRED BONUS PLAN (AUDITED)
	Number of shares under award as at January 1, 2009 [B]

Awards [A]	Number of shares deferred from the bonus [C]	Non- performance related matching shares awarded at grant	Dividend shares accrued in prior years [D]	Market price at date of award	Dividend shares accrued during the year [D]	Performance related matching shares released	Dividend shares accrued on the performance related matching shares	Number of shares released/ (lapsed) during the year	Value of shares at release (thousands) [E]	Total number of shares under award as at December 31, 2009

Royal Dutch Shell plc Class A shares				€					€

Peter Voser
2009 to 2011	36,687	9,171		19.40	2,957					48,815
2008 to 2010	14,690	3,673	888	23.97	1,241	–	–	–	–	20,492
2007 to 2009	21,477	5,369	2,374	26.12	1,884	–	–	–	–	31,104
2006 to 2008	9,722	2,431	1,462	27.32	241	1,215	170	15,241	265	–

Royal Dutch Shell plc Class B shares				£					£

Malcolm Brinded
2009 to 2011	44,073	11,018		16.58	3,617					58,708
2008 to 2010	34,022	8,505	2,023	17.58	2,925	–	–	–	–	47,475
2007 to 2009	25,017	6,254	2,719	17.07	2,232	–	–	–	–	36,222
2006 to 2008	23,046	5,762	3,405	19.54	585	2,881	399	36,078	555	–

Royal Dutch Shell plc Class A shares				€					€

Jeroen van der Veer
2009 to 2011	96,674	24,168		19.40	7,791					128,633
2008 to 2010	60,200	15,050	3,641	23.97	5,086	–	–	–	–	83,977
2007 to 2009	39,050	9,763	4,315	26.12	3,427	–	–	–	–	56,554
2006 to 2008	35,459	8,865	5,335	27.32	878	4,433	621	55,591	968	–

Royal Dutch Shell plc Class A ADRs				$					$

Linda Cook
2009 to 2011	18,612	4,652		49.23	1,473					24,737
2008 to 2010	14,615	3,654	888	71.66	1,213	–	–	–	–	20,370
2007 to 2009	10,740	2,685	1,184	68.02	926	–	–	–	–	15,535

[A]	Awards made in 2007, 2008 and 2009 refer to the portion of the 2006, 2007 and 2008 annual bonus, respectively, which was deferred, and the related accrued dividends and matching shares.
[B]	The 2009 award was made on January 30, 2009.
[C]	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), in which there is no beneficial ownership. The value of the deferred bonus shares awarded for 2009 is also included in the annual bonus figures in the Earnings of Executive Directors table on page 70.
[D]	Representing dividends accumulated since the award on the number of shares equal to the deferred bonus shares awarded.
[E]	The vested awards were delivered on April 30, 2009 at a share price of €17.41 for Peter Voser and Jeroen van der Veer and £15.39 for Malcolm Brinded.

RESTRICTED SHARE PLAN (AUDITED)
		Number of shares under award as at January 1, 2009 [A]

	Type of share	Original award	Dividend shares accrued in prior years	Market price at date of award	Dividend shares accrued during the year	Number of shares released/ (lapsed) during the year	Value of shares at release/ (lapse) (thousands)	Total number of shares under award as at December 31, 2009	Value of shares as at December 31, 2009 (thousands)

Peter Voser	RDSA	45,877	1,264	€22.56	3,039	–		50,180	€1,059
Malcolm Brinded	RDSB	52,941	1,413	£17.50	3,569	–		57,923	£1,049
Linda Cook [B]	RDS.A ADR	22,989	645	$70.12	1,497	(25,131)	$(1,511)	0	0

[A]	Restricted share awards were made on August 1, 2008, following shareholder approval at the 2008 AGM.
[B]	Consistent with the terms of her termination, the award made to Linda Cook lapsed on December 31, 2009.

Shell Annual Report and Form 20-F 2009	73
Directors’ Remuneration Report > Data tables

SHARE OPTIONS (AUDITED)
	Number of options under award as at January 1, 2009	Number of options exercised during the year	Number of options under award as at December 31, 2009	Grant price [A]	Exercisable from date	Expiry date	Realisable gains as at December 31, 2009 (thousands) [B]		Realised gains on options exercised during the year

Royal Dutch Shell plc Class A shares				€			€	$	€	$

Malcolm Brinded	50,000	–	50,000	31.05	21/03/05	20/03/12	–	–	–	–
	230,000	–	230,000	18.41	19/03/06	18/03/13	620	893	0	0

Jeroen van der Veer	67,500	–	67,500	29.77	23/03/03	22/03/10	–	–	–	–
	80,000	–	80,000	31.30	26/03/04	25/03/11	–	–	–	–
	105,000	–	105,000	31.05	21/03/05	20/03/12	–	–	–	–
	300,000	–	300,000	18.41	19/03/06	18/03/13	809	1,165	0	0
	300,000	–	300,000	20.65	07/05/07	06/05/14	137	197	0	0

Linda Cook	212,600	–	212,600	21.34	05/11/07	04/11/14	–	–	–	–

Royal Dutch Shell plc Class B shares				£			£	$	£	$

Peter Voser	229,866	–	229,866	15.04	05/11/07	04/11/14	708	1,143	0	0

Malcolm Brinded	52,797	–	52,797	17.58	23/03/03	22/03/10	28	46	0	0
	4,022	–	4,022	19.59	13/11/03	12/11/10	–	–	–	–
	39,968	–	39,968	19.21	26/03/04	25/03/11	–	–	–	–
	229,866	–	229,866	13.89	07/05/07	06/05/14	972	1,569	0	0

Simon Henry [C]	12,872	–	12,872	19.21	26/03/04	25/03/11	–	–	–	–
	16,694	–	16,694	18.20	21/03/05	20/03/12	–	–	–	–
	22,728	–	22,728	12.74	19/03/06	18/03/13	122	197	0	0
	32,583	–	32,583	13.89	07/05/07	06/05/14	138	222	0	0

Royal Dutch Shell plc Class A ADRs				$				$		$

Linda Cook [D]	43,750	–	43,750	60.75	08/03/02	07/03/11		–		–
	35,000	–	35,000	54.35	21/03/03	20/03/12		202		0
	70,500	–	70,500	40.64	19/03/04	18/03/13		1,373		0

[A]	The grant price is the average of the opening and closing share prices over a period of five successive trading days prior to and including the day on which the options are granted (not at a discount).
[B]	Represents the value of unexercised share options granted in previous years, calculated by taking the difference between the grant price of the option and the fair market value of the shares of Royal Dutch Shell plc at December 31, 2009, multiplied by the number of shares under option at December 31, 2009. The actual gain realised, if any, will depend on the market price of the Royal Dutch Shell plc shares at the time of exercise.
[C]	All stock options awarded to Simon Henry were awarded prior to his appointment as an Executive Director.
[D]	Prior to her appointment as an Executive Director, Linda Cook was awarded US dollar-based options.

Shell suspended share option grants in 2005 in favour of conditional share awards under the LTIP and the DBP. The share options listed above relate to Royal Dutch Shell plc shares and have a 10 year term.

The price range of the Royal Dutch Shell plc Class A shares listed at the Euronext Exchange during the year was €15.27 to €21.46 and the market price at the year end was €21.10. The price range of the Royal Dutch Shell plc Class B shares listed at the London Stock Exchange during the year was £13.15 to £18.97 and the market price at the year end was £18.12. The price range of the Royal Dutch Shell plc Class A ADRs listed at the NYSE during the year was $38.29 to $63.75 and the market price at year end was $60.11.

During 2009 Executive Directors did not realise gains from exercised share options.

74	Shell Annual Report and Form 20-F 2009
Directors’ Remuneration Report > Data tables

PENSIONS (AUDITED)		THOUSANDS

Accrued pension

	At December 31, 2009		Increase over the year		Increase over the year (excluding inflation)

	CHF	$	CHF	$	CHF	$

Peter Voser [A]	1,154	1,120	388	377	388	377

	£	$	£	$	£	$

Malcolm Brinded [B]	568	917	16	25	14	22
Simon Henry [B]	304	490	135	219	135	218

	€	$	€	$	€	$

Jeroen van der Veer [C]	1,527	2,201	195	281	184	265
Maarten van den Bergh [D]	677	975	4	5	(2)	(2)

		$		$		$

Linda Cook [E]		1,753		453		430

PENSIONS (AUDITED)		THOUSANDS

Transfer values of accrued benefits

	At December 31, 2009		At December 31, 2008		Increase over the year less Director’s contribution		Increase in accrued pension over the year (excluding inflation) less Director’s contribution

	CHF	$	CHF	$	CHF	$	CHF	$

Peter Voser [A]	13,308	12,915	8,490	8,041	4,745	4,605	4,402	4,272

	£	$	£	$	£	$	£	$

Malcolm Brinded [B]	13,518	21,821	12,888	18,752	602	972	302	488
Simon Henry [B]	5,575	8,999	2,695	3,922	2,849	4,600	2,450	3,955

	€	$	€	$	€	$	€	$

Jeroen van der Veer [C]	23,742	34,218	20,301	28,605	3,363	4,847	1,739	2,506
Maarten van den Bergh [D]	9,770	14,080	9,590	13,512	91	131	(21)	(30)

		$		$		$		$

Linda Cook [E]		24,849		11,500		13,350		6,091

[A]	The pension values for Peter Voser include all pension benefits. This includes a capped defined benefit pension in the Swiss pension fund based on salary up to a cap of CHF 821,000 and benefits for salary in excess of this level in an individual savings account and an unfunded benefit promise. As at December 31, 2009, his capped defined benefit pension was CHF 389,000 and the transfer value in respect of this benefit is CHF 4,438,000. The individual savings account was CHF 2,386,000 at the end of the year. The balance of CHF 6,483,000 will be provided through an unfunded pension arrangement.
[B]	Malcolm Brinded and Simon Henry elected to have their benefits in the Shell Contributory Pension Fund restricted to the applicable lifetime allowance with any excess provided from an unfunded defined benefit scheme (Shell Supplementary Pension Plan). This promise of delivery is contained in the aggregate values presented in the table, and therefore not disclosed separately.
[C]	The pension values for Jeroen van der Veer are based on a retirement date of June 30, 2009. The increase in his pension is partly due to an enhancement related to a change in his pension terms with regard to accrual up to January 1, 2006, and partly due to exchange of widower’s pension for additional member pension in line with pension fund plan regulations. The transfer value of his pension excludes pension payments made to Jeroen van der Veer during 2009, which amounted to approximately €765,000.
[D]	Maarten van den Bergh retired from the board as NED on May 19, 2009. The values relating to the Shell Petroleum Company Limited Managing Directors’ Pension Scheme are accrued in sterling and have been converted into euro at the rate of exchange on December 31, 2009.
[E]	Linda Cook’s pension and the transfer value of her pension increased significantly during the year as a result of:

1)	achieving immediate pension eligibility, a standard provision of the plan for all employees when a certain age and service threshold is reached, which entitled Linda to draw her pension at age 60 instead of 65 without reduction for early payment;
and at the same time

2)	vesting in certain enhanced pension arrangements offered to Linda Cook upon her promotion to senior leadership on July 1, 1997. These arrangements, which have now been discontinued, were a normal provision of senior leadership remuneration in the US at the time and consist of:

(i) five additional years of pensionable service;
(ii) entitlement to draw her pension at age 55 instead of 60 without reduction for early payment;
(iii) definition of final salary changed from a three year average of salary plus bonus to one year average of salary plus three year average of bonus.
The greatest impact on the increase in transfer value of $13,350,000 relates to 1) and (ii) above. Because these early pension benefits only vested in 2009, they were not included in previously reported transfer values. In addition, the company contributed a total of $237,000 (from January 1 to June 1, 2009) to the Shell Provident Fund for US employees and the Senior Executive Group Deferral Plan, both of which are defined contribution plans.

Shell Annual Report and Form 20-F 2009	75
Directors’ Remuneration Report > Data tables

EARNINGS OF NON-EXECUTIVE DIRECTORS IN OFFICE DURING 2009 (AUDITED)		THOUSANDS
	2009		2008

Non-executive Directors	€	$	€	$

Josef Ackermann	132	184	80	117
Maarten van den Bergh [A]	51	71	127	186
Sir Peter Job	146	202	143	208
Lord Kerr of Kinlochard	207	288	189	277
Wim Kok	162	225	155	226
Nick Land	145	202	134	196
Christine Morin-Postel	160	223	145	213
Jorma Ollila [B]	750	1,043	750	1,097
Lawrence Ricciardi	163	227	171	250
Jeroen van der Veer [C]	66	92	–	–
Hans Wijers [D]	137	190	–	–

[A]	Maarten van den Bergh retired from the board on May 19, 2009.
[B]	Jorma Ollila receives no additional payments for chairing the Nomination and Succession Committee. He does have the use of an apartment when on business in The Hague.
[C]	Jeroen van der Veer was appointed on July 1, 2009.
[D]	Hans Wijers was appointed on January 1, 2009.

Additional statutory disclosure

PERFORMANCE GRAPHS
The graphs below compare, on the basis required by the UK Companies Act 2006, Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the TSR performance of Royal Dutch Shell plc over the past five financial years with that of the companies comprising the Euronext 100 share index and the FTSE 100 share index.

The Board regards the Euronext 100 and the FTSE 100 share indices as appropriate broad market equity indices for comparison, as they are the leading market indices in Royal Dutch Shell plc home markets.

HISTORICAL TSR PERFORMANCE OF
ROYAL DUTCH SHELL PLC CLASS A SHARES
Growth in the value of a hypothetical €100 holding [A] over five years and [B] since the Unification on July 20, 2005. Euronext 100 comparison based on 30 trading day average values.

RDSA VERSUS EURONEXT 100

HISTORICAL TSR PERFORMANCE OF
ROYAL DUTCH SHELL PLC CLASS B SHARES
Growth in the value of a hypothetical £100 holding [A] over five years and [B] since the Unification on July 20, 2005. FTSE 100 comparison based on 30 trading day average values.

RDSB VERSUS FTSE 100

Signed on behalf of the Board

Michiel Brandjes
Company Secretary
March 15, 2010

76	Shell Annual Report and Form 20-F 2009
Corporate governance

CORPORATE GOVERNANCE

The Company is committed to the highest standards of corporate governance and believes that such standards are essential to business integrity and performance. This Corporate Governance Report sets out the policies and practices of the Company that have been applied during the year.

The Board confirms that during the year the Company complied with the principles and provisions set out in Section 1 of the 2008 Combined Code on Corporate Governance (the Combined Code). In addition to complying with applicable corporate governance requirements in the UK, the Company must follow the rules of the Euronext Amsterdam Stock Exchange as well as the Dutch securities laws due to its listing on this exchange. The Company must also follow US securities laws and the New York Stock Exchange (NYSE) rules and regulations due to registration of its securities in the USA and the listing of its securities on the NYSE.

NYSE governance standards
In accordance with the NYSE rules for foreign private issuers, the Company follows home-country practice in relation to corporate governance. However, foreign private issuers are required to have an audit committee that satisfies the requirements of US Securities and Exchange Commission’s Rule 10A-3 and the Company’s Audit Committee satisfies such requirements. The NYSE also requires a foreign private issuer to provide certain written affirmations and notices to the NYSE as well as a summary of the ways in which its corporate governance practices significantly differ from those followed by domestic US companies under NYSE listing standards. The Company’s summary is given below and can also be found at www.shell.com/investor.

NON-EXECUTIVE DIRECTOR INDEPENDENCE
The Board follows the provisions of the Combined Code in respect of Non-executive Director independence. The Combined Code states that at least half the Board, excluding the Chairman, should comprise Non-executive Directors determined by the Board to be independent. In the case of the Company, the Board has determined that a majority of Non-executive Directors are wholly independent (see page 77 for more information).

NOMINATING/CORPORATE GOVERNANCE COMMITTEE AND COMPENSATION COMMITTEE
The NYSE listing standards require that a listed company maintain a Nominating/Corporate Governance Committee and a Compensation Committee, both composed entirely of independent directors and with certain specific responsibilities. The Company’s Nomination and Succession Committee and Remuneration Committee, respectively, comply with these requirements, except that the terms of reference of the Nomination and Succession Committee require only a majority of the committee members to be independent.

AUDIT COMMITTEE
As required by NYSE listing standards, the Company maintains an Audit Committee for the purpose of assisting the Board’s oversight of the financial statements, its internal audit function and its independent auditors. The Company’s Audit Committee is in full compliance with the US Securities and Exchange Commission’s Rule 10A-3 and Section 303A.06 of the NYSE Listed Company Manual. However, in

accordance with English law, the Company’s Audit Committee makes recommendations to the Board, for it to put to shareholders for approval in General Meeting, regarding the appointment, re-appointment and removal of independent auditors. Consequently, the Company’s Audit Committee is not directly responsible for the appointment of independent auditors.

SHAREHOLDER APPROVAL OF SHARE-BASED COMPENSATION PLANS
The Company complies with the listing rules of the UK Listing Authority which require shareholder approval for the adoption of share-based compensation plans which are either long-term incentive schemes in which Directors can participate or schemes which may involve the issue of new shares. Under the UK Listing Authority rules, such plans cannot be changed to the advantage of participants without shareholder approval, except for certain minor amendments, for example to benefit the administration of the plan or to take account of tax benefits. The rules on the requirements to seek shareholder approval for share-based compensation plans, including those in respect of material revisions to such plans, may deviate from the NYSE listing standards.

CODE OF ETHICS
The NYSE listing standards require that listed companies adopt a code of business conduct and ethics for all directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Company has adopted the Shell General Business Principles (see below), which satisfy the NYSE requirements. The Company also has internal procedures in place by which any employee can raise in confidence accounting, internal accounting controls and auditing concerns. Additionally, any employee can report irregularities to management through a worldwide dedicated telephone line and website without jeopardising his or her position (see below).

Shell General Business Principles
The Shell General Business Principles define how Shell companies are expected to conduct their affairs. These principles include, among other things, Shell’s commitment to support fundamental human rights in line with the legitimate role of business and to contribute to sustainable development. They can be found at www.shell.com/sgbp.

Shell Code of Conduct
Directors and employees are required to comply with the Shell Code of Conduct, which is intended to help them put Shell’s business principles into practice through the basic rules and standards they are expected to follow and the behaviour expected of them. The Shell Code of Conduct is available online at www.shell.com/codeofconduct.

Code of Ethics
Executive Directors and Senior Financial Officers of Shell must also comply with a Code of Ethics. The Code of Ethics is specifically intended to meet the requirements of Section 406 of the Sarbanes-Oxley Act and the listing requirements of the NYSE (see above). The Code of Ethics can be found at www.shell.com/codeofethics.

Shell Global Helpline
Shell employees may raise ethics and compliance concerns through the Shell Global Helpline. The Shell Global Helpline is a worldwide reporting mechanism, operated by an external third party, which is

Shell Annual Report and Form 20-F 2009	77
Corporate governance

open 24 hours a day, seven days a week through local telephone numbers and through the internet at www.shell.com or www.compliance-helpline.com/shell.

Board structure and composition
For the period up to the 2009 Annual General Meeting (the AGM), the Board comprised the Chairman, Jorma Ollila, four Executive Directors including the Chief Executive, and nine Non-executive Directors, including the Deputy Chairman and Senior Independent Non-executive Director, Lord Kerr of Kinlochard.

At the 2009 AGM, Simon Henry was appointed an Executive Director and Maarten van den Bergh retired as a Non-executive Director. Linda Cook resigned as an Executive Director on June 1, 2009 and Jeroen van der Veer became a Non-executive Director following his retirement as Chief Executive on June 30, 2009. Peter Voser succeeded Jeroen van der Veer as Chief Executive. As a result of these changes, the Board comprised the Chairman, three Executive Directors and nine Non-executive Directors.

A list of current Directors, with their biographies, is given on pages 53-55.

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

Role of Directors
The roles of the Chairman, a non-executive role, and the Chief Executive Officer are separate, and the Board has agreed their respective responsibilities.

The Chairman, Jorma Ollila, is responsible for the leadership and management of the Board and for ensuring that the Board and its committees function effectively.

The Chief Executive Officer, Peter Voser, bears overall responsibility for the implementation of the strategy agreed by the Board, the operational management of the Company and the business enterprises connected with it. He is supported in this by the Executive Committee, which he chairs (see page 78).

Non-executive Directors
Non-executive Directors are appointed for specified terms of office, subject to the provisions of the Articles of Association (the Articles) regarding their appointment and re-appointment at the AGM. Appointments are subject to three months’ notice, and there is no compensation provision for early termination.

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

All the Non-executive Directors as at the end of 2009 are considered by the Board to be wholly independent, with the exception of Jeroen van der Veer who served as Chief Executive up until his retirement in that role on June 30, 2009. The standard by which Directors’ independence is determined can be found online at www.shell.com/investor within the terms of reference of the Nomination and Succession Committee.

Conflicts of interest
Certain statutory duties with respect to directors’ conflicts of interest are in force under the Companies Act 2006 (the Act). In accordance with that Act and the Articles, the Board may authorise any matter that may otherwise involve the Directors breaching the duty to avoid conflicts of interest. The Board has adopted a procedure to address these requirements, which includes the Directors completing detailed conflicts of interest questionnaires. The matters disclosed in the questionnaires are reviewed by the Board and, if considered appropriate, authorised in accordance with the Act and the Articles. Conflicts of interest and gifts and hospitality received by and provided by Directors are kept under review by the Board.

Significant commitments of the Chairman
The Chairman’s other significant commitments are given in his biography on page 53.

Independent professional advice
All Directors may seek independent professional advice in connection with their role as a Director. All Directors have access to the advice and services of the Company Secretary. The Company has provided to the Directors indemnities and directors’ and officers’ insurance in connection with the performance of their responsibilities. Copies of these indemnities and the directors’ and officers’ insurance policies are open to inspection. Copies of these indemnities have been previously filed with the US Securities and Exchange Commission and are incorporated by reference as an exhibit to this Report.

Board activities during the year
The Board met eight times during the year, and each meeting was held in The Hague, the Netherlands. The agenda for each meeting comprises a number of regular items, including reports from each of the Board Committees and from the Chief Executive Officer, the Chief Financial Officer and the other members of the Executive Committee. At most meetings the Board also considered a number of investment, divestment and financing proposals.

In accordance with matters specifically reserved for the Board, during the year the Board considered numerous strategic issues and approved each of the quarterly and full-year financial results and dividend announcements. The Board received regular reports from the various functions, including Corporate (which includes Human Resources, Health and Security), Legal and Finance (which includes Investor Relations).

Induction and training
Following appointment to the Board, Directors receive a comprehensive induction tailored to their individual needs. This includes meetings with senior management to enable them to build up a detailed understanding of Shell’s business and strategy, and the key risks and issues with which they are faced.

Throughout the year, regular updates on developments in legal matters, governance and accounting are provided to Directors. The Board regards site visits as an integral part of ongoing Director training. Additional training is available so that Directors can update their skills and knowledge as appropriate.

78	Shell Annual Report and Form 20-F 2009
Corporate governance

Attendance at Board and Board Committee Meetings
Attendance during the year for all Board and Board Committee meetings are given in the table below.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS [A]
	Board	Audit Committee	Corporate and Social Responsibility Committee	Nomination and Succession Committee	Remuneration Committee

Josef Ackermann	7/8				4/9
Maarten van den Bergh	0/2		0/2
Malcolm Brinded	8/8
Linda Cook	3/3
Simon Henry	6/6
Sir Peter Job	6/8				9/9
Lord Kerr of Kinlochard	8/8	1/1	1/1	7/7	6/6
Wim Kok	8/8		4/4	7/7
Nick Land	8/8	6/6	1/1
Christine Morin-Postel	8/8	6/6
Jorma Ollila	8/8			7/7
Lawrence Ricciardi	8/8	4/5		2/2
Jeroen van der Veer	8/8		2/2
Peter Voser	8/8
Hans Wijers	7/8		3/3		3/3

[A]	The first figure represents attendance and the second figure the possible number of meetings. For example, 6/8 signifies attendance at six out of eight possible meetings. Where a Director stepped down from the Board or a Board Committee during the year, or was appointed during the year, only meetings before stepping down or after the date of appointment are shown.

Executive Committee
The Executive Committee operates under the direction of the Chief Executive Officer and supports him with his responsibility for the executive management of the Company’s overall business and affairs. The Chief Executive Officer has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders’ general meeting.

During the period up until July 1, 2009 the Executive Committee comprised:

EXECUTIVE COMMITTEE UNTIL JULY 1, 2009
Jeroen van der Veer	– Chief Executive [A]
Malcolm Brinded	– Executive Director Exploration & Production
Linda Cook	– Executive Director Gas & Power, Shell Trading, Global Solutions and Technology [B]
Roxanne Decyk	– Corporate Affairs and Sustainable Development Director [C]
Simon Henry	– Chief Financial Officer [D]
Beat Hess	– Legal Director
Hugh Mitchell	– Human Resources Director
Peter Voser	– Chief Executive Officer (Designate) [E]
Mark Williams	– Downstream Director

On May 27, 2009 the Company announced changes to senior management roles and responsibilities which took effect from July 1, 2009. With effect from this date and for the remainder of the year the Executive Committee comprised:

EXECUTIVE COMMITTEE FROM JULY 1, 2009
Peter Voser	– Chief Executive Officer [F][G]
Matthias Bichsel	– Projects & Technology Director [G]
Malcolm Brinded	– Executive Director Upstream International [F][G]
Simon Henry	– Chief Financial Officer [F][G]
Beat Hess	– Legal Director [G]
Hugh Mitchell	– Chief Human Resources & Corporate Officer [G]
Marvin Odum	– Upstream Americas Director [G]
Mark Williams	– Downstream Director [G]

[A]	Jeroen van der Veer retired as Chief Executive on June 30, 2009 and now serves as a Non-executive Director of the Company.
[B]	Linda Cook resigned as an Executive Director on June 1, 2009.
[C]	Roxanne Decyk stepped down from the Executive Committee with effect from July 1, 2009. She now heads Shell’s Government Affairs department based in Washington DC reporting to the Chief Executive Officer.
[D]	Simon Henry was appointed Chief Financial Officer with effect from May 1, 2009 and a Director of the Company with effect from May 20, 2009.
[E]	Peter Voser was appointed Chief Executive Officer with effect from July 1, 2009.
[F]	Director of the Company.
[G]	Designated an Executive Officer pursuant to US Exchange Act Rule 3b-7. Beneficially owns less than 1% of outstanding classes of securities.

Board committees
There are four Board committees made up of Non-executive Directors. These are the:

■	Audit Committee;
■	Corporate and Social Responsibility Committee;
■	Nomination and Succession Committee; and
■	Remuneration Committee.

A copy of each committee’s terms of reference is available from the Company Secretary and can be found online at www.shell.com/investor.

AUDIT COMMITTEE
The current members of the Audit Committee are Christine Morin-Postel (chairman of the Committee), Nick Land and Lord Kerr, all of whom are financially literate, independent, Non-executive Directors. For the purposes of the 2008 Combined Code, Christine Morin-Postel qualifies as a person with “recent and relevant financial experience” and for the purposes of US securities laws is an “audit committee financial expert”. Lawrence Ricciardi stepped down as a member of the Committee with effect from September 11, 2009 and was succeeded by Lord Kerr. The Committee met six times during the year and Committee Members’ attendances are shown above.

The key responsibilities of the Committee are to assist the Board in fulfilling its oversight responsibilities in relation to internal control and financial reporting, the effectiveness of the risk management and internal control system, compliance with applicable external legal and regulatory requirements, monitoring the qualifications, expertise, resources and independence of both the internal and external auditors and assessing each year the auditors’ performance and effectiveness.

The Committee keeps the Board informed of the Committee’s activities and recommendations. Where the Committee is not satisfied with or wherever it considers action or improvement is required concerning any aspect of risk management and internal control, financial reporting

Shell Annual Report and Form 20-F 2009	79
Corporate governance

or audit-related activities, it promptly reports these concerns to the Board. It invites the external auditors, the Chief Financial Officer, the Chief Internal Auditor, the Executive Vice President Controller and the Vice President Accounting and Reporting to attend each meeting and other members of management attend as and when requested. The Committee holds private sessions with the external auditors and the Chief Internal Auditor without members of management present.

Each year the Committee also considers the re-appointment of the external auditors and makes a recommendation to the Board. There are no contractual obligations that restrict the Committee’s ability to make such a recommendation. The last competitive audit tender was in 2005. During the year a new lead partner from the external audit firm replaced the former lead partner who had completed five years in this role.

The Committee has adopted guidelines allowing audit, audit-related and non-audit services to be contracted with the external auditors without pre-approval so long as the fee value for each contract does not exceed $500,000. The scope of the permitted non-audit services contracted with the external auditors in 2009 consisted of tax compliance work, tax advice on proposed transactions and regulatory compliance work. Any other services must be specifically pre-approved. Under the guidelines, permitted services must not present a conflict of interest nor compromise the independence of the external auditor. The Committee has reviewed quarterly all engagements with the external auditors.

The following table sets out the aggregate fees paid by the Company to the external auditors, all of which have been approved by the Committee:

SHELL AUDIT FEE [A]		$ MILLION
	2009	2008	2007	2006

Audit fees	57	54	48	52
Audit-related services [B]	2	2	3	5
Taxation services [C]	1	[D]	[D]	1
Other services [E]	[D]	1	1	1

Total	60	57	52	59

[A]	Note 29 to the Consolidated Financial Statements on page 139 provides additional detail on Shell audit fee.
[B]	Fees for other audit-related services and other services provided pursuant to legislation.
[C]	Fees primarily for tax compliance.
[D]	Less than US$1 million.
[E]	Other fees primarily relate to the subscription to a knowledge database.

During the year the Committee received comprehensive reports from management and the internal and external auditors. In particular it reviewed quarterly reports on risks, controls and assurance, monitored the effectiveness of the procedures for internal control over financial reporting, reviewed the Company’s evaluation of the internal control systems as required under Section 404 of the Sarbanes-Oxley Act and discussed the Company’s annual accounts and quarterly unaudited financial statements with management and the external auditors. It also discussed with the Chief Financial Officer, the Executive Vice President Controller and the external auditors issues that arose on accounting policies, practices and reporting and received reports regarding the receipt, retention, investigation and treatment of complaints regarding accounting, internal accounting controls, auditing and other matters. The Committee received reports on the changes to the SEC reserves reporting requirements. The Committee has furthermore requested reports on such matters or topics that it deemed appropriate including on relevant developments concerning the financial crisis and volatility in financial markets. The Committee conducted a site visit during the year.

The Committee also reviewed the Internal Audit Department’s annual audit plan and the performance assessment of the Internal Audit function, the latter including a review of a report on the effectiveness of the Internal Audit function by an external firm. Finally the Committee conducted an annual evaluation of its performance and concluded that it was effective and able to fulfill its role in accordance with its Terms of Reference.

CORPORATE AND SOCIAL RESPONSIBILITY COMMITTEE
The members of the Corporate and Social Responsibility Committee are Wim Kok (chairman of the Committee), Lord Kerr of Kinlochard, Nick Land and Jeroen van der Veer. Maarten van den Berg stood down as a member of the Committee with effect from May 19, 2009 and was succeeded by Jeroen van der Veer with effect from July 1, 2009. Hans Wijers stood down as a member of the Committee with effect from September 11, 2009 and was succeeded by Lord Kerr and Nick Land. The Committee met four times during the year and Committee Members’ attendances are shown on page 78.

The aim of the Committee is to maintain a thorough overview of the broad scope and variety of topics that fall within its remit, which include responsibilities for Health, Safety & Environment, Shell General Business Principles, Sustainable Development and the Code of Conduct. It reports on areas of focus and on its own conclusions and recommendations to executive management and the Board. In this regard, the Committee fulfills its responsibilities by receiving reports and reviewing with management Shell’s overall health, safety, environment and social performance, Shell’s annual performance against the Code of Conduct, the management of social and environmental impacts at major projects and operations and emerging social and environmental issues. It also provides input on and reviews Shell’s Sustainability Report, including meeting face-to-face with the report’s External Review Committee.

In addition to regular formal meetings the Committee also visits Shell locations, meeting with local staff and external stakeholders in order to observe how Shell’s standards are being implemented in practice and where in its judgement there might be areas for increased focus. During 2009 the Committee visited Qatar to review Shell’s activities in regards to Health, Safety, Environment, and Sustainable Development. A scheduled 2009 visit to the Pernis Refinery in the Netherlands was re-scheduled to early 2010.

NOMINATION AND SUCCESSION COMMITTEE
The members of the Nomination and Succession Committee are Jorma Ollila (chairman of the Committee), Lord Kerr of Kinlochard, Wim Kok and Lawrence Ricciardi. Lawrence Ricciardi was appointed a member of the Committee with effect from September 11, 2009. The Committee met seven times during the year and Committee Members’ attendances are shown on page 78.

The Committee keeps under review the leadership needs of the Company. It identifies and nominates suitable candidates for the Board’s approval to fill vacancies as and when they arise. The Committee also makes recommendations on who should be appointed chairman of the Audit Committee, the Corporate and Social Responsibility Committee and the Remuneration Committee and, in consultation with the relevant chairman, on the appointment of committee members. It makes recommendations on corporate governance guidelines, monitors compliance with corporate governance requirements and makes recommendations on disclosures connected to corporate governance and its appointment processes.

During the year, the Committee dealt with director search, succession and nomination issues, Board committee membership rotation matters

80	Shell Annual Report and Form 20-F 2009
Corporate governance

and the executive management structure. It also considered the Walker Review of Corporate Governance of UK Banking Industry and the Financial Reporting Council 2009 Review of the Combined Code. Finally, the Committee dealt with the Board evaluation process and considered any potential conflicts of interest and the independence of the Non-executive Directors.

REMUNERATION COMMITTEE
The members of the Remuneration Committee are Hans Wijers (chairman of the Committee with effect from October 1, 2009), Josef Ackermann and Sir Peter Job (chairman of the Committee up until October 1, 2009). Lord Kerr of Kinlochard stood down as a member of the Committee with effect from September 11, 2009. The Committee met nine times during the year and Committee Members’ attendances are shown on page 78.

The Committee determines and agrees with the Board the remuneration policy for the Chief Executive Officer and Executive Directors and, within the terms of this policy, determines the individual remuneration package for the Chief Executive Officer and the Executive Directors. The Committee also considers and advises on the terms of any contract to be offered to an Executive Director. It monitors the remuneration for other senior executives and makes recommendations.

Since the 2009 AGM when shareholders did not approve the Directors’ Remuneration Report (DRR), the Committee has undertaken an extensive dialogue with major shareholders and shareholder bodies. It received broad feedback during the summer of 2009, took external specialist input, developed a new way forward, and then consulted again with major shareholders during the fourth quarter of 2009. With that in mind, the Committee has made the changes presented in the 2009 DRR (see pages 60-75). Following the publication of the Annual Report and Form 20-F 2009, the Committee will again be meeting major shareholders to listen to their feedback.

Further information on the work of the Committee and details of the remuneration of all the Directors for the year ended December 31, 2009, are set out in the DRR.

Board evaluation
The Board carried out a performance evaluation of the Board, the Board Committees, the Chairman and each of the Directors. As in previous years, this was an internal exercise led by the Nomination and Succession Committee.

The Board agreed to conduct the exercise by a combination of questionnaire and structured one-to-one interviews (see table below). This was followed by a discussion by the full Board of the results of the evaluation of the Board and Board Committees, while the results of the evaluation of the Chief Executive Officer and the other Executive Directors were discussed by the Chairman and the Non-executive Directors. The evaluation of the Chairman was discussed by the full Board in the Chairman’s absence.

The performance evaluation provided feedback on what in the view of both individual Directors and the Board went well and what could be improved further. Directors were generally positive about the meetings of the Board and its processes and operations and a number of new initiatives implemented since the summer by the Chairman and the new Chief Executive Officer, including the greater interface of the Board with the whole of the Executive Committee and the new format of the involvement of the Board in strategy formulation and the strategy day, were well received. In 2010 the Board was planning to devote particular attention to the system of risk reporting and contingency planning.

EVALUATION
Body to be evaluated	Process

Board as a whole	■ Chairman to interview each Director
■ Deputy Chairman to interview Chairman
Board Committees	■ Committee Chairman to interview each Committee Member

Individual Director to be evaluated	Process

Chairman	■ Each Director to complete questionnaire for review by the Deputy Chairman
Directors	■ Chairman to interview each Director

Shareholder communications
The Board recognises the importance of two-way communication with the Company’s shareholders. As well as giving a balanced report of results and progress at each AGM, the Company meets with institutional and retail shareholders to respond to their questions. Shell’s corporate website at www.shell.com/investor has information for institutional and retail shareholders alike. Shareholders have an opportunity to ask questions in person at the AGM, and are free to contact the Company directly at any time of the year. Shareholders can contact Shell directly via dedicated shareholder email addresses or via dedicated shareholder telephone numbers as given on the inside back cover.

The Company’s Registrar, Equiniti, operates an internet access facility for shareholders, providing details of their shareholdings at www.shareview.co.uk. Facilities are also provided for shareholders to lodge proxy appointments electronically. The Company’s Corporate Nominee provides a facility for investors to hold their shares in the Company in paperless form.

Results presentations and analysts meetings
The quarterly and annual results presentations and all major analysts meetings are announced in advance on the Shell website and through a regulatory release. These presentations can be followed live via webcasting or tele-conference. Other meetings with analysts or investors are not normally announced in advance, nor can they be followed by webcast or any other means. Discussions in such meetings are always limited to information already in the public domain. Presentations in such meetings are available at www.shell.com. This is in line with the requirement to ensure that all shareholders and other parties in the financial market have equal and simultaneous access to information that may influence the price of the Company’s securities. The Chairman, the Deputy Chairman, the Chief Executive Officer, the Chief Financial Officer and the Executive Vice President Investor Relations report regularly to the Directors on the views of major shareholders.

Responsibility for preparing accounts
See the Report of the Directors in this Report.

Going concern
The Directors consider that, taking into account the assets and income of Shell, the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason the Directors adopt the going concern basis for the Financial Statements contained in this Report.

Controls and procedures
The Board is responsible for Shell’s system of internal control and for reviewing its effectiveness and has delegated authority to the Audit Committee to assist it in fulfilling its responsibilities in relation to internal control and financial reporting.

Shell Annual Report and Form 20-F 2009	81
Corporate governance

A single overall control framework is in place that is designed to manage rather than eliminate the risk of failure to achieve business objectives. It therefore only provides a reasonable and not an absolute assurance against material misstatement or loss. In general, the Shell Control Framework applies to all wholly-owned Shell companies and to those ventures and other companies where the Company, directly or indirectly, has a controlling interest.

The following diagram illustrates the Control Framework’s key components, Foundations, Organisation and Processes. In ‘Foundations’ the objectives, principles and rules that underpin and establish boundaries for Shell’s activities are stated. ‘Organisation’ sets out how the various legal entities involved relate to each other and how their business activities are organised and managed. ‘Processes’ concerns the more material processes, including how authority is delegated and how strategy, planning, appraisal and assurance are used to improve performance. All control activities relate to one or more of these components.

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

Pension funds
In general, local trustees manage the pension funds and set the required contributions from subsidiaries in accordance with local regulations and on the basis of independent actuarial valuation rather than the International Financial Reporting Standards (IFRS) measures. The actuarial valuations are sensitive to changes in the assumptions made regarding future outcomes, the principal ones being in respect of the discount rate used to convert future cash flows to present values, the long-term return on plan assets, increases in remuneration and pension benefits and demography (including mortality). Substantial judgement is required in determining the assumptions.

For further information regarding the judgement applied in these assumptions and the relation to the financial position and performance of Shell, see Notes 3 and 18 to the Consolidated Financial Statements.

Shell has a number of responses to address key pensions risks. Principal amongst these is the Pensions Forum, a joint Finance/Human Resources body, chaired by the Chief Financial Officer, which provides guidance on Shell input to pension strategy, policy and operation. It also reviews the results of assurance processes that have been established with respect to pension plan investments, liabilities and funding as well as pension reporting (see “Risk factors” on pages 13-15).

Treasury and trading
In the normal course of business, Shell uses financial instruments of various kinds for the purposes of managing exposure to interest rate, currency and commodity price movements.

Shell has treasury standards applicable to all subsidiaries, and each subsidiary is required to adopt a treasury policy consistent with these standards. These policies cover financing structure, interest rate and foreign exchange risk management, insurance, counterparty risk management and derivative instruments, as well as the treasury control framework. Wherever possible, treasury operations are carried out through specialist Shell group regional organisations without removing from each subsidiary the responsibility to formulate and implement appropriate treasury policies.

Most of Shell’s debt is raised from central borrowing programmes. The financing of most subsidiaries is also structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

Each company has treasury policies in place that are designed to measure and manage their foreign exchange exposures by reference to their functional currency. Many of the markets in which Shell operates are priced, directly or indirectly, in dollars. As a result, the functional currency of most Upstream companies and those with significant cross-border business is the dollar. For Downstream companies, the local currency is typically also the functional currency.

Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most subsidiaries is not permitted by their treasury policy.

Certain subsidiaries have a mandate to trade natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products, and to use commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are contained within authorised limits.

Shell uses risk management systems for recording and valuing instruments. There is regular review of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques (see below), daily monitoring of trading positions against limits and marking-to-market of trading exposures with a department independent of traders reviewing the market values applied to trading exposures. Shell’s exposure to significant trading losses is therefore considered limited.

Shell utilises VAR techniques based on variance/covariance or Monte Carlo simulation models and makes a statistical assessment of the

82	Shell Annual Report and Form 20-F 2009
Corporate governance

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

Information on derivatives and other financial instruments and derivative commodity instruments is provided in Note 23 of the Consolidated Financial Statements on pages 128-134 of this Report.

Management’s evaluation of disclosure controls and procedures of Shell
As indicated in the certifications in Exhibits 12.1 and 12.2 of this Report, Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of Shell’s disclosure controls and procedures as at December 31, 2009. On the basis of that evaluation, these officers have concluded that Shell’s disclosure controls and procedures are effective.

Management’s Report on internal control over financial reporting of Shell
Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over Shell’s financial reporting and the production of the Consolidated Financial Statements. It conducted an evaluation of the effectiveness of internal control over financial reporting and the production of the Consolidated Financial Statements with respect to Shell based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting and the production of the Consolidated Financial Statements with respect to Shell was effective as at December 31, 2009.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Company’s internal control over financial reporting, as stated in their report on page 95.

The Trustee’s and Management’s Report on internal control over financial reporting of the Royal Dutch Shell Dividend Access Trust
The Trustee of the Royal Dutch Shell Dividend Access Trust is responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting. The Trustee and the Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, the Trustee and management concluded that the Trust’s internal control over financial reporting was effective as at December 31, 2009.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Trustee’s and management’s internal control over financial reporting, as stated in their report on page 169.

The Trustee’s and Management’s Evaluation of disclosure controls and procedures for the Royal Dutch Shell Dividend Access Trust
The Trustee and Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures in respect of the Dividend Access Trust as at December 31, 2009. On the basis of this evaluation, these officers have concluded that the disclosure controls and procedures of the Trust are effective.

Changes in internal control over financial reporting
There has not been any change in the internal controls over financial reporting of Shell or the Dividend Access Trust that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, such internal controls over financial reporting. The daily operations of the Dividend Access Trust are administered on behalf of Shell by Lloyds TSB Offshore Trust Company Limited, an established trustee services company. Material financial information of the Dividend Access Trust is included in the Consolidated Financial Statements of Shell and is therefore subject to the same disclosure controls and procedures of Shell. See below and the Royal Dutch Shell Dividend Access Trust Financial Statements for additional information.

Memorandum and Articles of Association
The following summarises certain provisions of the Company’s Memorandum and Articles of Association [A] and of the applicable laws of England and Wales. This summary is qualified in its entirety by reference to the Act and the Memorandum and Articles of Association.

[A]	Copies of the Company’s Memorandum and Articles of Association have been previously filed with the SEC and are incorporated by reference as exhibits to this Report. They are available on the Company’s website at www.shell.com.

Management and Directors
The Articles of Association (the Articles) provide that the Company’s Board of Directors must consist of not less than three members nor more than 20 members at any time. The Company has a single tier Board of Directors headed by a Chairman, with management led by a Chief Executive Officer. See ‘‘Board structure and composition’’ section.

At every AGM any Director who was in office at the time of the two previous AGMs and who did not retire at either of them must retire. At the AGM at which a Director retires, shareholders can pass an ordinary resolution to re-appoint the Director or to appoint another eligible person in his or her place.

A Director who would not otherwise be required to retire must retire if he or she has been in office, other than as a Director holding an executive position, for a continuous period of nine years or more at the date of the meeting. Any such Director will be eligible to stand for re-appointment.

Under the Articles:

■	a Director may not vote or be counted in the quorum in respect of any matter in which he or she is materially interested including any matter related to his own compensation;
■	the Directors may exercise the Company’s power to borrow money provided that the borrowings of Shell shall not, without the consent of an ordinary resolution of the Company’s shareholders, exceed two times the Company’s adjusted capital and reserves (these powers relating to borrowing may only be varied by special resolution of shareholders);

Shell Annual Report and Form 20-F 2009	83
Corporate governance

■	Directors are not required to hold shares of the Company to qualify as a director; and
■	Directors are appointed in accordance with the Articles and need to stand for re-election at least every third annual general meeting.

Rights attaching to shares

Dividend rights and rights to share in the company’s profit
Under the applicable laws of England and Wales, dividends are payable on Class A ordinary shares and Class B ordinary shares only out of profits available for distribution, as determined in accordance with the Act and under IFRS.

Subject to the Act, if the Directors consider that the Company’s financial position justifies the declaration of a dividend, the Company can pay an interim dividend. Shareholders can declare dividends by passing an ordinary resolution. Dividends cannot exceed the amount recommended by the Company’s Directors.

It is the intention that dividends will be declared and paid quarterly. Dividends are payable to persons registered as shareholders on the record date relating to the relevant dividend. All dividends will be divided and paid in proportions based on the amounts paid up on the Company’s shares during any period for which that dividend is paid.

Any dividend or other money payable in cash relating to a share can be paid by sending a cheque, warrant or similar financial instrument payable to the shareholder entitled to the dividend by post addressed to the shareholder’s registered address or it can be made payable to someone else named in a written instruction from the shareholder (or all joint shareholders) and sent by post to the address specified in that instruction. A dividend can also be paid by inter-bank transfer or by other electronic means (including payment through CREST) directly to an account with a bank or other financial institution (or other organisation operating deposit accounts if allowed by the Company) named in a written instruction from the person entitled to receive the payment under the Articles. Such account must be an account in the UK unless the share on which the payment is to be made is held by Euroclear Nederland and to which the Securities Giro Act (Wet giraal effectenverkeer) applies. Alternatively, a dividend can be paid in some other way requested in writing by a shareholder (or all joint shareholders) and agreed to by the Company. The Company will not be responsible for a payment which is lost or delayed.

Where any dividends or other amounts payable on a share have not been claimed, the Directors can invest them or use them in any other way for the Company’s benefit until they are claimed. The Company will not be a trustee of the money and will not be liable to pay interest on it. If a dividend or other money has not been claimed for 12 years after being declared or becoming due for payment, it will be forfeited and go back to the Company, unless the Directors decide otherwise.

The Company expects that dividends on outstanding Class B ordinary shares will be paid under the dividend access mechanism described below. The Articles provide that if any amount is paid by the issuer of the dividend access share by way of dividend on the dividend access share and paid by the dividend access trustee to any holder of Class B ordinary shares, the dividend that the Company would otherwise pay to such holder of Class B ordinary shares will be reduced by an amount equal to the amount paid to such holder of Class B ordinary shares by the dividend access trustee.

Dividend access mechanism for Class B ordinary shares

General
Class A ordinary shares and Class B ordinary shares are identical, except for the dividend access mechanism, which will only apply to the Class B ordinary shares. Dividends paid on Class A ordinary shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

It is the expectation and the intention, although there can be no certainty, that holders of Class B ordinary shares will receive dividends through the dividend access mechanism. Any dividends paid on the dividend access share will have a UK source for UK and Dutch tax purposes. There will be no Dutch withholding tax on such dividends and certain holders (not including US holders of Class B ordinary shares or Class B American Depositary Receipts (ADRs)) will be entitled to a UK tax credit in respect of their proportional shares of such dividends. For further details regarding the tax treatment of dividends paid on the Class A and Class B ordinary shares and ADRs, please refer to “Taxation” on pages 91-92.

Description of dividend access mechanism
A dividend access share has been issued by The Shell Transport and Trading Company Limited (Shell Transport) to Lloyds TSB Offshore Trust Company Limited (formerly Hill Samuel Offshore Trust Company Limited) as dividend access trustee (the Trustee). Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access share on trust for the holders of Class B ordinary shares on occasion and will arrange for prompt disbursement of such dividends to holders of Class B ordinary shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends which are unclaimed after 12 years will revert to Shell Transport. Holders of Class B ordinary shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of Class B ordinary shares will be dividends paid to the dividend access trustee in respect of the dividend access share.

The declaration and payment of dividends on the dividend access share will require board action by Shell Transport and will be subject to any applicable limitations in law or in the Shell Transport articles of association in effect from time to time. In no event will the aggregate amount of the dividend paid by Shell Transport under the dividend access mechanism for a particular period exceed the aggregate of the dividend declared by the board of the Company on the Class B ordinary shares in respect of the same period.

Operation of the dividend access mechanism
If, in connection with the declaration of a dividend by the Company on the Class B ordinary shares, the board of Shell Transport elects to declare and pay a dividend on the dividend access share to the dividend access trustee, the holders of the Class B ordinary shares will be beneficially entitled to receive their share of that dividend pursuant to the declaration of trust (and arrangements will be made to ensure that the dividend is paid in the same currency in which they would have received a dividend from the Company).

If any amount is paid by Shell Transport by way of a dividend on the dividend access share and paid by the dividend access trustee to any holder of Class B ordinary shares, the dividend which the Company would otherwise pay on the Class B ordinary shares will be reduced by an amount equal to the amount paid to such holders of Class B ordinary shares by the dividend access trustee.

84	Shell Annual Report and Form 20-F 2009
Corporate governance

The Company will have a full and unconditional obligation, in the event that the dividend access trustee does not pay an amount to holders of Class B ordinary shares on a cash dividend payment date (even if that amount has been paid to the dividend access trustee), to pay immediately the dividend declared on the Class B ordinary shares. The right of holders of Class B ordinary shares to receive distributions from the dividend access trustee will be reduced by an amount equal to the amount of any payment actually made by the Company on account of any dividend on Class B ordinary shares.

Any payment by the Company will be subject to Dutch withholding tax (unless in any particular case an exemption is obtained under Dutch law or the provisions of an applicable tax treaty). If for any reason no dividend is paid on the dividend access share, holders of Class B ordinary shares will only receive dividends from the Company directly.

The dividend access mechanism has been approved by the Dutch Revenue Service pursuant to an agreement (vaststellingsovereenkomst) with the Company and N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) dated October 26, 2004 as supplemented and amended by an agreement between the same parties dated April 25, 2005. The agreement states, among other things, that dividend distributions on the dividend access share by Shell Transport will not be subject to Dutch dividend withholding tax provided that the dividend access mechanism is structured and operated substantially as set out above. The Company may not extend the dividend access mechanism to any future issuances of Class B ordinary shares without the approval of the Dutch Revenue Service.

Accordingly, the Company would not expect to issue additional Class B ordinary shares unless that approval was obtained or the Company determined that the continued operation of the dividend access mechanism was unnecessary. Any further issue of Class B ordinary shares is subject to advance consultation with the Dutch Revenue Service.

The dividend access mechanism may be suspended or terminated at any time by the Company’s Directors or the Directors of Shell Transport, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

The daily operations of the Dividend Access Trust are administered on behalf of Shell by the Trustee. Material financial information of the Dividend Access Trust is included in the Consolidated Financial Statements of Shell and is therefore, subject to the same disclosure controls and procedures of Shell.

On February 5, 2010 (Completion), the Trustee entered in to an agreement with ESS Trustee International Limited (the New Trustee) whereby the benefit of certain clients of the Trustee, including the Trust, would be transferred to the New Trustee with effect from Completion. It is intended that the New Trustee will replace the Trustee during 2010. In the period between Completion and replacement of the Trustee, the Trustee has granted the New Trustee a general trustee power of attorney as further described in Clause 2.2 of a Trust and Fund Business Administration Agreement between the Trustee and the New Trustee.

Disputes between a shareholder or ADR holder and Royal Dutch Shell, any subsidiary, Director or professional service provider
The Articles generally require that, except as noted below, all disputes (i) between a shareholder in such capacity and the Company and/or its Directors, arising out of or in connection with the Articles or otherwise; (ii) so far as permitted by law, between the Company and any of its Directors in their capacities as such or as the Company’s employees, including all claims made by the Company or on its behalf against

Directors; (iii) between a shareholder in such capacity and the Company’s professional service providers (which could include the Company’s auditors, legal counsel, bankers and ADR depositaries); and (iv) between the Company and its professional service providers arising in connection with any claim within the scope of (iii) above, shall be exclusively and finally resolved by arbitration in The Hague, the Netherlands under the Rules of Arbitration of the International Chamber of Commerce (ICC), as amended from time to time. This would include all disputes arising under UK, Dutch or US law (including securities laws), or under any other law, between parties covered by the arbitration provision. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions, and the ability of shareholders to obtain monetary or other relief may therefore be limited and/or their cost of seeking and obtaining recoveries in a dispute increased.

The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC rules. The chairman of the tribunal must have at least 20 years’ experience as a lawyer qualified to practise in a common law jurisdiction which is within the Commonwealth (as constituted on May 12, 2005) and each other arbitrator must have at least 20 years’ experience as a qualified lawyer.

Pursuant to the exclusive jurisdiction provision in the Articles if a court or other competent authority in any jurisdiction determines that the arbitration requirement described above is invalid or unenforceable in relation to any particular dispute in that jurisdiction, that dispute may only be brought in the courts of England and Wales, as is the case with any derivative claim bought under the Act. The governing law of the Articles is the substantive law of England.

Disputes relating to the Company’s failure or alleged failure to pay all or part of a dividend which has been declared and which has fallen due for payment will not be subject to the arbitration and exclusive jurisdiction provisions of the Articles. Any derivative claim bought under the Act will not be the subject to the arbitration provisions of the Articles.

Pursuant to the relevant Depositary agreement, each holder of ADRs is bound by the arbitration and exclusive jurisdiction provisions of the Articles as described in this section as if that holder were a shareholder.

Voting rights and General Meetings of shareholders

Shareholders meetings
Under the applicable laws of England and Wales, the Company is required in each year to hold an AGM of shareholders in addition to any other meeting of shareholders that may be held. Not more than 15 months may elapse between the date of one AGM of shareholders and that of the next. Additionally, shareholders may submit resolutions in accordance with section 338 of the Act.

Directors have the power to convene a general meeting of shareholders at any time. In addition, Directors must convene a meeting upon the request of shareholders holding not less than 5% of the Company’s paid-up capital carrying voting rights at general meetings of shareholders pursuant to section 303 of the Act. A request for a general meeting of shareholders must state the general nature of the business to be dealt with at the meeting, and must be signed by the requesting shareholders and deposited at the Company’s registered office. If Directors fail to give notice of such meeting to shareholders within 21 days from receipt of notice, the shareholders that requested the general meeting, or any of them representing more than one-half of the total voting rights of all shareholders that requested the meeting, may

Shell Annual Report and Form 20-F 2009	85
Corporate governance

themselves convene a meeting which must be called within three months. Any such meeting must be convened in the same manner, as readily as possible, as that in which meetings are to be convened by Directors.

The Company is required to give at least 21 days’ notice of any AGM, any general meeting where a special resolution is to be voted upon, or to pass a resolution of which special notice under the Act has been given. “Special resolutions” generally involve proposals to:

■	change the name of a company;
■	alter a company’s capital structure;
■	change or amend the rights of shareholders;
■	permit a company to issue new shares for cash without applying shareholders’ pre-emptive rights;
■	amend a company’s objects clause in its Memorandum of Association;
■	amend a company’s Articles of Association; and
■	carry out other matters for which a company’s Articles of Association or the Act as may be applicable prescribe that a “special resolution” is required.

At least 14 days’ notice is required for all other general meetings.

The Articles require that in addition to any requirements under the legislation, the notice for any general meeting must state where the meeting is to be held (the principal meeting place) and the location of any satellite meeting place, which shall be identified as such in the notice. At the same time that notice is given for any general meeting, an announcement of the date, time and place of that meeting will, if practicable, be published in a national newspaper in the Netherlands. The listing rules (the Listing Rules) of the UK Listing Authority, the Euronext Amsterdam rules and the rules of the New York Stock Exchange require the Company to inform holders of its securities of the holding of meetings which they are entitled to attend.

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

Record dates
Entitlement to attend and vote at the AGM is determined by reference to the Company’s Register of Members. In order to attend and vote at the AGM, a member must be entered on the Register of Members or the register of the Royal Dutch Shell Corporate Nominee no later than the record date. The record date will not be more than 48 hours before the meeting, not taking account of any part of a day that is not a working day.

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

It is the intention that all voting at general meetings will take place on a poll. A poll is voting by means of a ballot where the number of shares held by each voting shareholder is counted, as opposed to voting by way of a show of hands where the actual number of shares held by voting shareholders is not taken into account. Under the Act, if a poll is demanded, the resolution conducted on a poll must be approved by holders of at least a majority of the votes cast at the meeting. Special resolutions require the affirmative vote of at least 75% of the votes cast at the meeting to be approved.

On a poll, every holder of Class A ordinary shares or Class B ordinary shares present in person or by proxy has one vote for every share he or she holds. This is subject to any rights or restrictions which are given to any class of shares. No shareholder is entitled to vote if he or she has been served with a restriction notice after failure to provide the Company with information concerning interests in his or her shares required to be provided under section 793 of the Act.

Major shareholders have no differing voting rights.

Rights in a winding up
If the Company is voluntarily wound up the liquidator can distribute to shareholders any assets remaining after the liquidator’s fees and expenses have been paid and all sums due to prior ranking creditors (as defined under the laws of England and Wales) have been paid. Under the Articles, the holders of the sterling deferred shares would be entitled (such entitlement ranking in priority to the rights of holders of ordinary shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each sterling deferred share but would not be entitled to participate further in the profits or assets of the Company. Any assets remaining after the entitlements of the holders of sterling deferred shares are satisfied would be distributed to the holders of Class A and Class B ordinary shares pro rata to their shareholdings.

Redemption provisions
Ordinary shares are not subject to any redemption provisions.

Sinking fund provisions
Ordinary shares are not subject to any sinking fund provision under the Memorandum and Articles of Association or as a matter of the laws of England and Wales.

Liability to further calls
No holder of the Company’s ordinary shares is currently liable to make additional contributions of capital in respect of the Company’s ordinary shares in the future.

Discriminating provisions
There are no provisions discriminating against a shareholder because of his or her ownership of a particular number of shares.

86	Shell Annual Report and Form 20-F 2009
Corporate governance

Variation of rights
The Act does not give Directors authority to amend the Memorandum and Articles of Association without shareholder approval. Under the Act, shareholders have the power to amend the objects clause and any provision of the Articles, in each case by special resolution, subject to the rights of dissenting shareholders available under the Act.

The Articles provide that, if permitted by legislation, the rights attached to any class of shares can be changed if this is approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by a special resolution passed at a separate meeting of the holders of the relevant class of shares. At each such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that: (i) a quorum will be present if at least one shareholder who is entitled to vote is present in person or by proxy who owns at least one-third in amount of the issued shares of the class; (ii) any shareholder who is present in person or by proxy and entitled to vote can demand a poll; (iii) on a poll every shareholder who is present in person or by proxy and entitled to vote is entitled to one vote for every share he or she has of the class (subject to any special rights or restrictions which are attached to any class of shares); and (iv) at an adjourned meeting, one person entitled to vote and who holds shares of the class, or his or her proxy, will be a quorum. These provisions are not more restrictive than required by law in England.

Limitations on rights to own shares
There are no limitations imposed by the applicable laws of England and Wales or the Memorandum and Articles of Association on the rights to own shares, including the right of non-residents or foreign persons to hold or vote the Company’s shares, other than limitations that would generally apply to all shareholders.

Change of control
There are no provisions in the Memorandum and Articles of Association or of corporate legislation in England and Wales that would delay, defer or prevent a change of control.

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

The law provides that a public company may ascertain the persons who are or have within the last three years been interested in its relevant share capital and the nature of such interests.

The Articles provide that in any statutory notice under the relevant legislation, the Company will ask for details of those who have an interest and the extent of their interest in a particular holding. The Articles also provide that when a person receives a statutory notice, he or she has 14 days to comply with it. If he or she does not do so or if he or she makes a statement in response to the notice which is false or inadequate in some important way, the Company may restrict the rights relating to the identified shares, following notice. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any right in relation to the shareholders’ meetings. Where the identified shares make up 0.25% or more (in amount or in number) of the existing shares of a class at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) Directors can withhold any dividend or part of a dividend or other money otherwise payable in respect of the identified shares without any liability to pay interest when such money is finally paid to the shareholder; and (ii) Directors can refuse to register a transfer of any of the identified shares which are certificated shares unless Directors are satisfied that they have been sold outright to an independent third party. Once a restriction notice has been given, Directors are free to cancel it or exclude any shares from it at any time they think fit. In addition, they must cancel the restriction notice within seven days of being satisfied that all information requested in the statutory notice has been given. Also, where any of the identified shares are sold and Directors are satisfied that they were sold outright to an independent third party, they must cancel the restriction notice within seven days of receipt of the notification of the sale. The Articles do not restrict in any way the provision of the legislation which apply to failures to comply with notices under the legislation.

The UK City Code on Takeovers and Mergers (the Takeover Code) imposes rigorous disclosure requirements affecting parties to a proposed takeover, their “associates” and persons acting “in concert” in relation to the shares of a company. These requirements also extend to dealings by persons who directly or indirectly own or control (either before or as a result of the dealing) 1% or more of the equity shares in an offeror or offeree company or of any other class of shares relevant to the offer in question [A].

[A]	Certain changes to the disclosure regime under the Takeover Code are expected to take effect on April 19, 2010.

Rule 13d-1 of the US Securities Exchange Act of 1934 requires that a person or group acquiring beneficial ownership of more than 5% of equity securities registered under the US Securities Exchange Act discloses such information to the SEC within 10 days after the acquisition.

Capital changes
The conditions imposed by the Memorandum and Articles of Association for changes in capital are not more stringent than required by the applicable laws of England and Wales.

Further information
The following information is available on the Shell website at www.shell.com/investor:

■	the terms of reference of the Audit Committee, Corporate and Social Responsibility Committee, Nomination and Succession Committee and Remuneration Committee explaining their roles and the authority the Board delegates to them;
■	the full list of matters reserved to the Board for decision;
■	Shell General Business Principles;
■	Shell Code of Conduct;
■	Code of Ethics for Executive Directors and Senior Financial Officers; and
■	Memorandum and Articles of Association.

Signed on behalf of the Board

Michiel Brandjes
Company Secretary
March 15, 2010

Shell Annual Report and Form 20-F 2009	87
Additional shareholder information

ADDITIONAL SHAREHOLDER
INFORMATION

The Company was incorporated in England and Wales on February 5, 2002, as a private company under the Companies Act of England and Wales 1985, as amended. On October 27, 2004, the Company was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell plc. The Company is registered at Companies House, Cardiff under company number 4366849, and the Chamber of Commerce, The Hague, under company number 34179503.

The Company is resident in the Netherlands for Dutch and UK tax purposes and its Memorandum of Association provides that its primary objective is to carry on the business of a holding company. It is not directly or indirectly owned or controlled by another corporation or by any government and does not know of any arrangements that may result in a change of control of the company. As at February 23, 2010, interests of more than 3% of the issued Class A and Class B ordinary share capital of the Company can be found on page 59.

The business address for all of the Directors is: Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands.

Nature of trading market
The Company has two classes of ordinary shares, Class A shares and Class B shares. The principal trading market for the Class A ordinary shares is Euronext Amsterdam and the principal trading market for the Class B ordinary shares is the London Stock Exchange. Ordinary shares are traded in registered form.

American Depositary Receipts (ADRs) representing Class A ADRs and Class B ADRs outstanding are listed on the New York Stock

Exchange [A]. The depositary receipts are issued, cancelled and exchanged at the office of The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, as depositary (the Depositary) under a deposit agreement between the Company, the Depositary and the holders of ADRs. Each ADR represents two €0.07 shares of Royal Dutch Shell plc deposited under the agreement. More information relating to ADRs is given on pages 90-91.

[A]	At February 23, 2010, there were outstanding 360,360,720 Class A ADRs and 146,494,500 Class B ADRs representing approximately 20.32% and 10.86% of the respective share capital class, held by 8,103 and 1,089 holders of record with an address in the USA, respectively. In addition to holders of ADRs, as at February 23, 2010, there were 59,693 Class A shares and 801,580 Class B shares of €0.07 each representing 0.06% and 0.79% of the respective share capital class, held by 14 and 878 holders of record registered with an address in the USA, respectively.

LISTING INFORMATION
	Class A shares	Class B shares

Ticker symbol London	RDSA	RDSB
Ticker symbol Amsterdam	RDSA	RDSB
Ticker symbol New York (ADR [A])	RDS.A	RDS.B
ISIN Code	GB00B03MLX29	GB00B03MM408
CUSIP	G7690A100	G7690A118
SEDOL Number London	B03MLX2	B03MM40
SEDOL Number Euronext	B09CBL4	B09CBN6
Weighting on FTSE as at 31/12/09	4.79%	3.53%
Weighting on AEX as at 31/12/09	12.21%	not included

[A]	One Class A ADR represents two Class A ordinary shares of €0.07 each. One Class B ADR represents two Class B ordinary shares of €0.07 each.

Share capital
The authorised, issued and fully paid share capital of the Company as at February 23, 2010, was as follows:

SHARE CAPITAL
	Authorised (number)	Authorised (amount)	Issued (number)	Issued (amount)

Class A ordinary shares of €0.07 each	4,077,359,886	€285,415,192	3,545,663,973	€248,196,478
Class B ordinary shares of €0.07 each	2,759,360,000	€193,155,200	2,695,808,103	€188,706,567
Sterling deferred shares of £1 each	50,000	£50,000	50,000	£50,000
Unclassified shares of €0.07 each	3,163,280,114	€221,429,608	Nil	Nil

The following is a summary of the material terms of the Company’s ordinary shares, including brief descriptions of the provisions contained in the Memorandum and Articles of Association and applicable laws of England in effect on the date of this document. This summary does not purport to include complete statements of these provisions.

The unclassified shares can be issued as Class A ordinary shares or Class B ordinary shares at the discretion of the Directors.

Upon issuance, Class A ordinary shares and Class B ordinary shares are fully paid and free from all liens, equities, charges, encumbrances and other interest of the Company and not subject to calls of any kind. All Class A ordinary shares and Class B ordinary shares rank equally for all dividends and distributions on ordinary share capital declared. Class A ordinary shares and Class B ordinary shares are admitted to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. Class A ordinary shares and Class B ordinary shares are also admitted to listing on Eurolist by Euronext Amsterdam. Class A ADRs and Class B ADRs are listed at the New York Stock Exchange.

As at December 31, 2009, trusts and trust-like entities holding shares for the benefit of employee plans of Shell held (directly and indirectly)

88	Shell Annual Report and Form 20-F 2009
Additional shareholder information

119.2 million shares of the Company with an aggregate carrying amount of $3,569 million and an aggregate nominal amount of approximately €8.3 million.

Dividends
The following tables show the dividends on each class of share and each class of ADR for the years 2005–2009.

CLASS A AND B SHARES			$
	2009	2008	2007	2006	2005

Q1	0.42	0.40	0.36	–	–
Q2	0.42	0.40	0.36	–	–
Q3	0.42	0.40	0.36	–	–
Q4	0.42	0.40	0.36	–	–

Total	1.68	1.60	1.44	–	–

CLASS A SHARES		€
	2009 [A]	2008 [A]	2007 [A]	2006	2005

Q1	0.32	0.26	0.26	0.25	0.23	[B]
Q2	0.30	0.26	0.26	0.25	0.23
Q3	0.28	0.31	0.25	0.25	0.23
Q4	0.30	0.30	0.24	0.25	0.23

Total declared in respect of the year	1.21	1.13	1.02	1.00	0.92

Amount paid during the year	1.21	1.07	1.03	0.98	1.21

[A]	Euro equivalent, rounded to the nearest euro cent.
[B]	Historical data converted to Royal Dutch Shell equivalents.

CLASS B SHARES [A]		PENCE
	2009	2008	2007	2006	2005

Q1	28.65	20.05	18.09	17.13	15.84	[B]
Q2	25.59	20.21	17.56	17.08	15.89
Q3	25.65	24.54	17.59	16.77	15.64
Q4	26.36	27.97	18.11	16.60	15.64

Total declared in respect of the year	106.25	92.77	71.35	67.58	63.01

Amount paid during the year	107.86	82.91	69.84	66.62	84.61

[A]	Sterling equivalent.
[B]	Historical data converted to Royal Dutch Shell equivalents.

CLASS A ADRs				$
	2009	2008	2007	2006	2005

Q1	0.84	0.80	0.72	0.63	0.59	[A]
Q2	0.84	0.80	0.72	0.63	0.55
Q3	0.84	0.80	0.72	0.63	0.56
Q4	0.84	0.80	0.72	0.65	0.56

Total declared in respect of the year	3.36	3.20	2.88	2.54	2.26

Amount paid during the year	3.32	3.12	2.81	2.45	3.04

[A]	Historical data converted to Royal Dutch Shell equivalents.

CLASS B ADRs				$
	2009	2008	2007	2006	2005

Q1	0.84	0.80	0.72	0.63	0.57	[A]
Q2	0.84	0.80	0.72	0.63	0.55
Q3	0.84	0.80	0.72	0.63	0.56
Q4	0.84	0.80	0.72	0.65	0.56

Total declared in respect of the year	3.36	3.20	2.88	2.54	2.24

Amount paid during the year	3.32	3.12	2.81	2.45	3.10

[A]	Historical data converted to Royal Dutch Shell equivalents.

Shell Annual Report and Form 20-F 2009	89
Additional shareholder information

High, low and year-end share prices
The following table shows the high, low and year-end prices for the Company’s registered ordinary shares on the principal trading markets:

■	of €0.07 nominal value on the London Stock Exchange;
■	of €0.07 nominal value on Euronext Amsterdam; and
■	of the ADRs on the New York Stock Exchange for the periods specified (ADRs do not have a nominal value).

ANNUAL SHARE PRICES
	Euronext Amsterdam [A]						London Stock Exchange			New York Stock Exchange [C]

	High €		Low €		Year-end €		High pence	Low pence	Year-end pence	High $		Low $		Year-end $

Royal Dutch ordinary shares/ Royal Dutch New York Shares
2005 (Jan 1 – Sep 30)	28.38	[B]	20.92	[B]	25.80	[B]				67.45	[D]	55.37	[D]	62.80	[D]

RDSA/RDS Class A ADRs
2005 (Jul 20 – Dec 31)	27.67		24.12		25.78		1,894	1,633	1,771	68.08		57.79		61.49
2006	28.53		24.32		26.72		1,974	1,661	1,785	72.38		60.17		70.79
2007	31.35		23.72		28.75		2,152	1,611	2,111	88.31		62.71		84.20
2008	29.63		16.25		18.75		2,278	1,276	1,805	88.73		41.62		52.94
2009	21.46		15.27		21.10		1,944	1,362	1,882	63.75		38.29		60.11

	Euronext Amsterdam			London Stock Exchange [E]			New York Stock Exchange [F]

	High €	Low €	Year-end €	High pence	Low pence	Year-end pence	High $	Low $	Year-end $

Shell Transport Ordinary Shares/ Shell Transport ADRs
2005 (Jan 1 – July 19)				1,991	1,528	1,838	69.86	57.75	64.56

RDSB/RDS Class B ADRs
2005 (Jul 20 – Dec 31)	28.90	25.41	27.08	1,968	1,717	1,858	70.94	60.69	64.53
2006	30.04	25.18	26.66	2,071	1,686	1,790	74.93	62.75	71.15
2007	32.20	23.64	28.46	2,173	1,600	2,090	87.94	62.20	83.00
2008	29.16	15.84	18.50	2,245	1,223	1,726	87.54	41.41	51.43
2009	20.99	14.90	20.30	1,897	1,315	1,812	62.26	37.16	58.13

[A]	Pursuant to the terms of the Unification, holders of Royal Dutch ordinary shares received two Royal Dutch Shell plc Class A ordinary shares for each Royal Dutch ordinary share. To assist comparison, the historical prices of the Royal Dutch ordinary shares have been divided by 2 to reflect such exchange ratio.
[B]	Royal Dutch ordinary shares continued to trade on Euronext Amsterdam following the completion of the Unification until such shares were delisted on September 30, 2005.
[C]	Pursuant to the terms of the Unification, holders of Royal Dutch New York Shares received one Royal Dutch Shell plc Class A ADR for each Royal Dutch New York Share. Each Royal Dutch Shell plc Class A ADR represents two Royal Dutch Shell plc Class A ordinary shares.
[D]	The New York Stock Exchange halted trading in the Royal Dutch New York Shares on October 3, 2005, following delisting in Amsterdam, and resumed trading in the Royal Dutch New York Shares on October 31, 2005, following the joint public announcement by Royal Dutch Shell plc and Royal Dutch of the definitive terms of the legal merger between Royal Dutch and its wholly-owned subsidiary Shell Petroleum N.V., in which all outstanding Royal Dutch shares were exchanged for €52.21 (or the equivalent in loan notes). The table excludes trading in Royal Dutch New York Shares for the period from October 3, 2005, through their delisting on November 21, 2005.
[E]	Pursuant to the terms of the Unification, holders of Shell Transport Ordinary Shares (including Shell Transport Ordinary Shares to which holders of Shell Transport bearer warrants were entitled) received 0.287333066 Royal Dutch Shell plc Class B ordinary shares for each Shell Transport Ordinary Share. To assist comparison, the historical prices of the Shell Transport Ordinary Shares have been divided by 0.287333066 to reflect such exchange ratio.
[F]	Pursuant to the terms of the Unification, holders of Shell Transport ADRs received 0.861999198 Royal Dutch Shell plc Class B ADRs for each Shell Transport ADR. To assist comparison, the historical prices of the Shell Transport ADRs have been divided by 0.861999198 to reflect such exchange ratio. Each Royal Dutch Shell plc Class B ADR represents two Royal Dutch Shell plc Class B ordinary shares.

90	Shell Annual Report and Form 20-F 2009
Additional shareholder information

QUARTERLY SHARE PRICES
	Euronext Amsterdam Class A shares		London Stock Exchange Class B shares		New York Stock Exchange Class A ADRs		New York Stock Exchange Class B ADRs

	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $

2008
Q1	29.63	21.04	2,178	1,598	86.41	64.89	85.30	63.42
Q2	28.45	21.68	2,245	1,670	88.73	68.29	87.54	66.55
Q3	26.02	19.50	2,023	1,500	81.14	56.11	79.81	54.58
Q4	23.15	16.25	1,851	1,223	60.11	41.62	60.00	41.41

2009
Q1	20.95	15.27	1,854	1,315	56.07	38.29	54.77	37.16
Q2	19.97	15.93	1,755	1,368	56.12	41.42	57.63	40.80
Q3	20.20	16.56	1,783	1,424	59.75	46.20	58.15	46.40
Q4	21.46	18.92	1,897	1,679	63.75	55.22	62.26	53.73

MONTHLY SHARE PRICES
	Euronext Amsterdam Class A shares		London Stock Exchange Class B shares		New York Stock Exchange Class A ADRs		New York Stock Exchange Class B ADRs

	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $

2009
September	20.20	18.98	1,783	1,633	59.75	54.19	58.15	53.16
October	21.46	18.92	1,897	1,679	63.75	55.22	62.26	53.73
November	21.30	19.73	1,848	1,723	63.40	58.77	61.81	57.17
December	21.37	19.92	1,849	1,719	62.13	57.73	59.95	55.53

2010
January	21.77	20.10	1,887	1,663	62.69	55.28	60.71	53.23
February	20.59	19.53	1,741	1,632	57.39	53.23	55.41	51.32

Method of holding shares or an interest in shares
There are several ways in which Royal Dutch Shell plc registered shares or an interest in these shares can be held, including:

■	directly as registered shares in uncertificated form or in certificated form in a shareholder’s own name;
■	indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act (Wet giraal effectenverkeer) is applicable);
■	through the Royal Dutch Shell Corporate Nominee; and
■	as a direct or indirect holder of either a Class A or a Class B ADR with the Depositary.

American Depositary Receipts (ADRs)
The Depositary is the registered shareholder of the shares underlying the Class A or Class B ADRs and enjoys the rights of a shareholder under the Memorandum and Articles of Association. Holders of ADRs will not have shareholder rights. The rights of the holder of a Class A ADR or Class B ADR are specified in the respective Depositary agreements with the Depositary and are summarised below.

The Depositary will receive all cash dividends and other cash distributions made on the deposited shares underlying the ADRs and, where possible and on a reasonable basis, will distribute such dividends and distributions to holders of ADRs. Rights to purchase additional shares will also be made available to the Depositary who may make such rights available to holders of ADRs. All other distributions made on the Company’s shares will be distributed by the Depositary in any means that the Depositary thinks is equitable and practical. The Depositary may deduct its fees and expenses and the amount of any taxes owed from any payments to holders and it may sell a holder’s deposited shares to pay any taxes owed. The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to holders of ADRs.

The Depositary will notify holders of ADRs of shareholders’ meetings of the Company and will arrange to deliver voting materials to such holders of ADRs if requested by the Company. Upon request by a holder, the Depositary will endeavour to appoint such holder as proxy in respect of such holders’ deposited shares entitling such holder to attend and vote at shareholders’ meetings. Holders of ADRs may also instruct the Depositary to vote their deposited securities and the Depositary will try, as far as practical and lawful, to vote deposited shares in accordance with such instructions. The Company cannot ensure that holders will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that holders can instruct the Depositary to vote their shares.

Upon payment of appropriate fees, expenses and taxes, (a) shareholders may deposit their shares with the Depositary and receive the corresponding class and amount of ADRs and (b) holders of ADRs may surrender their ADRs to the Depositary and have the corresponding class and amount of shares credited to their account. Further, subject to certain limitations, holders may, at any time, cancel ADRs and withdraw their underlying shares or have the corresponding class and amount of shares credited to their account. The Depositary may also deliver ADRs prior to deposit of the underlying securities subject to certain conditions, including, without limitation, that such pre-released ADRs are fully collateralised and that the underlying securities are assigned to and held for the account of the Depositary.

Shell Annual Report and Form 20-F 2009	91
Additional shareholder information

FEES PAID BY HOLDERS OF ADRs
The Depositary collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

PERSONS DEPOSITING OR WITHDRAWING SHARES MUST PAY:	FOR:
$5.00 per 100 ADRs (or portion of 100 ADRs)	Issuance of ADRs, including issuances resulting from a distribution of shares or rights or other property;
Cancellation of ADRs for the purpose of withdrawal, including if the deposit agreement terminates.
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADR registered holders.

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.

Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement);
Converting foreign currency to US dollars.

Taxes and other governmental charges the Depositary or the custodian has to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

REIMBURSEMENTS TO THE COMPANY
The Bank of New York Mellon, as Depositary, has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the ADR program. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain investor relationship programs or special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. From January 1, 2009 to February 23, 2010, the Company received $1,089,369 from the Depositary.

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

THE BANK OF NEW YORK MELLON
The Bank of New York Mellon maintains a Global BuyDIRECTsm plan for the Royal Dutch Shell Class A ADRs, available to registered holders and first-time investors and a DRIP for the Class B ADRs available to registered ADR holders.

Tax consequences of participation in any plan may vary depending upon the tax residence of the shareholder and the class of shares held. Holders of Class A ordinary shares should note that it is the net dividend that will be reinvested.

To participate in one of these DRIPs, or for further information, shareholders should call their bank or broker if their shareholding is through Euroclear Nederland or The Bank of New York Mellon if enquiries relate to ADRs. Otherwise Equiniti should be contacted. The contact details of Equiniti and the Bank of New York Mellon are given on the inside back cover.

Exchange controls and other limitations affecting security holders
There is no legislative or other legal provision currently in force in England, the Netherlands or arising under the Company’s Memorandum or Articles of Association restricting remittances to non-resident holders of the Company’s ordinary shares or affecting the import or export of capital for use by the Company.

Taxation

GENERAL
The Company is incorporated in England and Wales and tax-resident in the Netherlands. As a tax resident of the Netherlands, it is generally required by Dutch law to withhold tax at a rate of 15% on dividends on its ordinary shares and ADRs, subject to the provisions of any applicable tax convention or domestic law. The following sets forth the operation of the provisions on dividends on the Company’s various ordinary shares and ADRs to US and UK holders, as well as certain other tax rules pertinent to holders. Each holder should consult their tax adviser.

DIVIDENDS PAID ON THE DIVIDEND ACCESS SHARE
There is no Dutch withholding tax on dividends on Class B ordinary shares or Class B ADRs provided that such dividends are paid on the dividend access share pursuant to the dividend access mechanism (see “Dividend access mechanism for Class B ordinary shares” on pages 83-84). Dividends paid on the dividend access share are treated

92	Shell Annual Report and Form 20-F 2009
Additional shareholder information

as UK-source for tax purposes and there is no UK withholding tax on them. Also, under UK law, individual shareholders resident in the UK are entitled to a UK tax credit with dividends paid on the dividend access share. The amount of the UK tax credit is 10/90ths of the cash dividend and the credit is not repayable when it exceeds the individual’s UK tax liability. In 2009 all dividends with respect to Class B ordinary shares and Class B ADRs were paid on the dividend access share pursuant to the dividend access mechanism.

DUTCH WITHHOLDING TAX
When Dutch withholding tax applies on dividends paid to a US holder (that is, dividends on Class A ordinary shares or Class A ADRs; or on Class B ordinary shares or Class B ADRs that are not paid on the dividend access share pursuant to the dividend access mechanism), the US holder will be subject to Dutch withholding tax at the rate of 15%. A US holder who is entitled to the benefits of the 1992 Double Taxation Convention between the USA and the Netherlands and as amended by the protocol signed March 8, 2004 (the Convention) will be entitled to a reduction in the Dutch withholding tax, either by way of a full or a partial exemption at source or by way of a partial refund or a credit as follows:

■	If the US holder is an exempt pension trust as described in article 35 of the Convention, or an exempt organisation as described in article 36 thereof, the US holder will be exempt from Dutch withholding tax.
■	If the US holder is a company that holds directly at least 10% of the voting power in the Company, the US holder will be subject to Dutch withholding tax at a rate not exceeding 5%.

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

When Dutch withholding tax applies on dividends paid to UK-resident holders (that is, dividends on Class A ordinary shares or Class A ADRs, or on Class B ordinary shares or Class B ADRs that are not paid on the dividend access share pursuant to the dividend access mechanism), the dividend will typically be subject to withholding tax at a rate of 15%. Such UK holder will be entitled to a credit (not repayable) for withholding tax against their UK tax liability. However, from July 1, 2009 certain corporate shareholders are, subject to conditions, exempt from UK tax on dividends. Withholding tax suffered cannot be offset against such exempt dividends. Pension funds, meeting certain defined criteria, can however, claim a full refund of the dividend tax withheld. Also, resident corporate shareholders holding at least a 5% shareholding and meeting other defined criteria are exempted at source from dividend tax.

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

UK STAMP DUTY AND STAMP DUTY RESERVE TAX (SDRT)
Sales or transfers of the Company’s ordinary shares within a clearance service (such as Euroclear Nederland) or of the Company’s ADRs within the ADR depositary receipts system will not give rise to a SDRT liability and should not in practice require the payment of UK stamp duty.

The transfer of the Company’s ordinary shares to a clearance service (such as Euroclear Nederland) or to an issuer of depositary receipts (such as ADRs) will generally give rise to a UK stamp duty or SDRT liability at the rate of 1.5% of consideration given, or if none, of the value of the shares. A sale of the Company’s ordinary shares that are not held within a clearance service (for example, settled through the UK’s CREST system of paperless transfers) will generally be subject to UK stamp duty or SDRT at the rate of 0.5% of amount of the consideration, normally paid by the purchaser.

CAPITAL GAINS TAX
For the purposes of UK capital gains tax, the market values of the company’s shares were:

HISTORICAL INFORMATION RELATING TO:		£
	March 31, 1982	July 20, 2005

Royal Dutch Petroleum Company
(N.V. Koninklijke Nederlandsche Petroleum Maatschappij) which ceased to exist on December 21, 2005	1.1349	17.6625

Share prices have been restated where necessary to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure following the Unification of Royal Dutch and Shell Transport where one Royal Dutch share was exchanged for two Royal Dutch Shell plc Class A ordinary shares

The “Shell” Transport and Trading Company, p.l.c
which delisted on July 19, 2005	1.4502	Not applicable

Share prices have been restated where necessary to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure following the Unification of Royal Dutch and Shell Transport where one Shell Transport share was exchanged for 0.287333066 Royal Dutch Shell plc Class B ordinary shares

Shell Annual Report and Form 20-F 2009	93
Additional shareholder information

FINANCIAL CALENDAR
Financial year ends	December 31, 2009

Announcements
Full year results for 2009	February 4, 2010
First quarter results for 2010	April 28, 2010
Second quarter results for 2010	July 29, 2010
Third quarter results for 2010	October 28, 2010

Dividend timetable [A]
2009 Fourth quarter interim [B]

Announced	February 4, 2010
Ex-dividend date	February 10, 2010
Record date	February 12, 2010
Payment date	March 17, 2010

2010 First quarter interim

Announced	April 28, 2010
Ex-dividend date	May 5, 2010
Record date	May 7, 2010
Payment date	June 9, 2010

2010 Second quarter interim

Announced	July 29, 2010
Ex-dividend date	August 4, 2010
Record date	August 6, 2010
Payment date	September 8, 2010

2010 Third quarter interim

Announced	October 28, 2010
Ex-dividend date	November 3, 2010
Record date	November 5, 2010
Payment date	December 8, 2010

Annual General Meeting	May 18, 2010

[A]	This timetable is the intended timetable as announced on October 29, 2009.
[B]	The Directors do not propose to recommend any further distribution in respect of 2009.

94	Shell Annual Report and Form 20-F 2009
Report on the Annual Report and Accounts

REPORT ON THE ANNUAL REPORT
AND ACCOUNTS

Independent auditors’ report to the members of Royal Dutch Shell plc
We have audited the Consolidated Financial Statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively, the Group) for the year ended December 31, 2009, which comprise the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
As explained more fully in the Report of the Directors set out on pages 57-58, the Directors are responsible for the preparation of the Consolidated Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the Consolidated Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the Company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

SCOPE OF THE AUDIT OF THE FINANCIAL STATEMENTS
An audit involves obtaining evidence about the amounts and disclosures in the Consolidated Financial Statements sufficient to give reasonable assurance that the Consolidated Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Group’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the Consolidated Financial Statements.

OPINION ON FINANCIAL STATEMENTS
In our opinion the Consolidated Financial Statements:

■	give a true and fair view of the state of the Group’s affairs as at December 31, 2009, and of its income and cash flows for the year then ended;
■	have been properly prepared in accordance with IFRSs as adopted by the European Union; and
■	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the lAS Regulation.

SEPARATE OPINION IN RELATION TO IFRSs AS ISSUED BY THE IASB
As explained in Note 1 to the Consolidated Financial Statements, the Group in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the Consolidated Financial Statements comply with IFRSs as issued by the IASB.

OPINION ON OTHER MATTERS PRESCRIBED BY THE COMPANIES ACT 2006
In our opinion:

■	the information given in the Report of the Directors for the financial year for which the Consolidated Financial Statements are prepared is consistent with the Consolidated Financial Statements; and
■	the information given in the Corporate Governance Statement set out on pages 76-86 with respect to internal control and risk management systems and about share capital structures is consistent with the Consolidated Financial Statements.

MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION
We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

■	certain disclosures of Directors’ remuneration specified by law are not made; or
■	we have not received all the information and explanations we require for our audit; or
■	a corporate governance statement has not been prepared by the Parent Company.

Under the Listing Rules we are required to review:

■	the Directors’ statement, set out on page 80, in relation to going concern; and
■	the part of the Corporate Governance Statement relating to the Company’s compliance with the nine provisions of the 2008 Combined Code specified for our review.

OTHER MATTER
We have reported separately on the Parent Company Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2009, and on the information in the Directors’ Remuneration Report that is described as having been audited.

Stephen Johnson (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
March 15, 2010

[A]	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Consolidated Financial Statements since they were initially presented on the website.
[B]	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Shell Annual Report and Form 20-F 2009	95
Report on the Annual Report on Form 20-F

REPORT ON THE ANNUAL REPORT
ON FORM 20-F

Report of independent registered public accounting firm

TO THE BOARD OF DIRECTORS AND ROYAL DUTCH SHELL PLC SHAREHOLDERS
In our opinion, the accompanying Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements present fairly, in all material respects, the financial position of Royal Dutch Shell plc (the Company) and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Corporate Governance Statement as set out on pages 76-86. Our responsibility is to express opinions on these Consolidated Financial Statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
London
March 15, 2010

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2009 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2009.

96	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements

INDEX TO THE CONSOLIDATED
FINANCIAL STATEMENTS

97	Consolidated Statement of Income
97	Consolidated Statement of Comprehensive Income
98	Consolidated Balance Sheet
99	Consolidated Statement of Changes in Equity
100	Consolidated Statement of Cash Flows
101	Notes to the Consolidated Financial Statements
101	Note 1 Basis of preparation
101	Note 2 Accounting policies
106	Note 3 Key accounting estimates and judgements
108	Note 4 Interest and other income
109	Note 5 Interest expense
109	Note 6 Employees, Directors and Senior Management
110	Note 7 Segment information
111	Note 8 Intangible assets
112	Note 9 Property, plant and equipment
115	Note 10 Associated companies and joint ventures
116	Note 11 Investments in securities
117	Note 12 Other non-current assets
117	Note 13 Inventories
117	Note 14 Accounts receivable
118	Note 15 Cash and cash equivalents
118	Note 16 Debt and lease arrangements
122	Note 17 Taxation
123	Note 18 Retirement benefits
126	Note 19 Other provisions
127	Note 20 Other non-current liabilities
128	Note 21 Accounts payable and accrued liabilities
128	Note 22 Ordinary share capital
128	Note 23 Financial instruments and other derivative contracts
134	Note 24 Share-based compensation plans and treasury shares
136	Note 25 Minority interest
136	Note 26 Other reserves
138	Note 27 Dividends
138	Note 28 Legal proceedings
139	Note 29 Audit fee
139	Note 30 Earnings per share
139	Note 31 Post-balance sheet events

Shell Annual Report and Form 20-F 2009	97
Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME	$ MILLION
	NOTES	2009	2008	2007

Revenue		278,188	458,361	355,782
Share of profit of equity-accounted investments	10	4,976	7,446	8,234
Interest and other income	4	1,965	5,133	5,760

Total revenue and other income		285,129	470,940	369,776
Purchases		203,075	359,587	262,255
Production and manufacturing expenses		25,301	25,565	23,219
Selling, distribution and administrative expenses		17,430	16,906	16,449
Research and development		1,125	1,230	1,167
Exploration		2,178	1,995	1,822
Depreciation, depletion and amortisation		14,458	13,656	13,180
Interest expense	5	542	1,181	1,108

Income before taxation		21,020	50,820	50,576
Taxation	17	8,302	24,344	18,650

Income for the period		12,718	26,476	31,926

Income attributable to minority interest		200	199	595

Income attributable to Royal Dutch Shell plc shareholders		12,518	26,277	31,331

All results are from continuing activities.

EARNINGS PER SHARE	$
	NOTES	2009	2008	2007

Basic earnings per share	30	2.04	4.27	5.00
Diluted earnings per share	30	2.04	4.26	4.99

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	$ MILLION
	NOTES	2009	2008	2007

Income for the period		12,718	26,476	31,926
Other comprehensive income, net of tax:	26
Currency translation differences		6,490	(12,087)	5,403
Unrealised (losses)/gains on securities		(143)	706	(279)
Cash flow hedging gains/(losses)		324	(7)	(108)
Share of other comprehensive income/(loss) of equity-accounted investments		4	(2)	(56)

Other comprehensive income/(loss) for the period		6,675	(11,390)	4,960

Comprehensive income for the period		19,393	15,086	36,886

Comprehensive income/(loss) attributable to minority interest		252	(142)	622

Comprehensive income attributable to Royal Dutch Shell plc shareholders		19,141	15,228	36,264

The Notes on pages 101 to 139 are an integral part of these Consolidated Financial Statements.

98	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET	$ MILLION
	NOTES	Dec 31, 2009	Dec 31, 2008

Assets
Non-current assets
Intangible assets	8	5,356	5,021
Property, plant and equipment	9	131,619	112,038
Equity-accounted investments	10	31,175	28,327
Investments in securities	11	3,874	4,065
Deferred tax	17	4,533	3,418
Pre-paid pension costs	18	10,009	6,198
Other	12	9,158	6,764

		195,724	165,831

Current assets
Inventories	13	27,410	19,342
Accounts receivable	14	59,328	82,040
Cash and cash equivalents	15	9,719	15,188

		96,457	116,570

Total assets		292,181	282,401

Liabilities
Non-current liabilities
Debt	16	30,862	13,772
Deferred tax	17	13,838	12,518
Retirement benefit obligations	18	5,923	5,469
Other provisions	19	14,048	12,570
Other	20	4,586	3,677

		69,257	48,006

Current liabilities
Debt	16	4,171	9,497
Accounts payable and accrued liabilities	21	67,161	85,091
Taxes payable	17	9,189	8,107
Retirement benefit obligations	18	461	383
Other provisions	19	3,807	2,451

		84,789	105,529

Total liabilities		154,046	153,535

Equity
Ordinary share capital	22	527	527
Treasury shares	24	(1,711)	(1,867)
Other reserves	26	9,982	3,178
Retained earnings		127,633	125,447

Equity attributable to Royal Dutch Shell plc shareholders		136,431	127,285
Minority interest		1,704	1,581

Total equity		138,135	128,866

Total liabilities and equity		292,181	282,401

/s/  Simon Henry

Simon Henry
Chief Financial Officer, for and on behalf of the Board of Directors
March 15, 2010

The Notes on pages 101 to 139 are an integral part of these Consolidated Financial Statements.

Shell Annual Report and Form 20-F 2009	99
Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY		$ MILLION
	Equity attributable to Royal Dutch Shell plc shareholders

	Ordinary share capital (see Note 22)	Treasury shares (see Note 24)	Other reserves (see Note 26)	Retained earnings	Total	Minority interest	Total equity

At January 1, 2009	527	(1,867)	3,178	125,447	127,285	1,581	128,866
Comprehensive income for the period	–	–	6,623	12,518	19,141	252	19,393
Capital contributions from minority shareholders and other changes in minority interest	–	–	–	3	3	62	65
Dividends paid (see Note 27)	–	–	–	(10,526)	(10,526)	(191)	(10,717)
Treasury shares: net sales and dividends received	–	156	–	–	156	–	156
Share-based compensation	–	–	181	191	372	–	372

At December 31, 2009	527	(1,711)	9,982	127,633	136,431	1,704	138,135

At January 1, 2008	536	(2,392)	14,148	111,668	123,960	2,008	125,968
Comprehensive income/(loss) for the period	–	–	(11,049)	26,277	15,228	(142)	15,086
Capital contributions from minority shareholders and other changes in minority interest	–	–	–	58	58	40	98
Dividends paid (see Note 27)	–	–	–	(9,516)	(9,516)	(325)	(9,841)
Repurchases of shares	(9)	–	9	(3,082)	(3,082)	–	(3,082)
Treasury shares: net sales and dividends received	–	525	–	–	525	–	525
Share-based compensation	–	–	70	42	112	–	112

At December 31, 2008	527	(1,867)	3,178	125,447	127,285	1,581	128,866

At January 1, 2007	545	(3,316)	8,820	99,677	105,726	9,219	114,945
Comprehensive income for the period	–	–	4,933	31,331	36,264	622	36,886
Capital contributions from minority shareholders	–	–	–	–	–	748	748
Transactions with minority shareholders (see Note 25)	–	–	–	(5,473)	(5,473)	(8,378)	(13,851)
Dividends paid (see Note 27)	–	–	–	(9,001)	(9,001)	(203)	(9,204)
Repurchases of shares	(9)	–	9	(4,866)	(4,866)	–	(4,866)
Treasury shares: net sales and dividends received	–	924	–	–	924	–	924
Share-based compensation	–	–	386	–	386	–	386

At December 31, 2007	536	(2,392)	14,148	111,668	123,960	2,008	125,968

The Notes on pages 101 to 139 are an integral part of these Consolidated Financial Statements.

100	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS			$ MILLION
	2009	2008	2007

Cash flow from operating activities
Income for the period	12,718	26,476	31,926
Adjustment for:
Current taxation	9,297	24,452	20,076
Interest expense	1,247	1,039	550
Depreciation, depletion and amortisation	14,458	13,656	13,180
Net gains on sale of assets	(781)	(4,071)	(3,349)
(Increase)/decrease in inventories	(7,138)	8,025	(7,038)
Decrease/(increase) in accounts receivable	23,679	(11,160)	(12,876)
(Decrease)/increase in accounts payable and accrued liabilities	(18,872)	11,070	13,708
Share of profit of equity-accounted investments	(4,976)	(7,446)	(8,234)
Dividends received from equity-accounted investments	4,903	9,325	6,955
Deferred taxation and other provisions	(1,925)	(1,030)	(773)
Other	(1,879)	(549)	(801)

Net cash from operating activities (pre-tax)	30,731	69,787	53,324
Taxation paid	(9,243)	(25,869)	(18,863)

Net cash from operating activities	21,488	43,918	34,461

Cash flow from investing activities
Capital expenditure	(26,516)	(35,065)	(24,576)
Investments in equity-accounted investments	(2,955)	(1,885)	(1,852)
Proceeds from sale of assets	1,325	4,737	8,566
Proceeds from sale of equity-accounted investments	1,633	2,062	1,012
(Additions to)/proceeds from sale of securities	(105)	224	1,055
Interest received	384	1,012	1,225

Net cash used in investing activities	(26,234)	(28,915)	(14,570)

Cash flow from financing activities
Net (decrease)/increase in debt with maturity period within three months	(6,507)	4,161	(455)
Other debt:
New borrowings	19,742	3,555	4,565
Repayments	(2,534)	(2,890)	(2,796)
Interest paid	(902)	(1,371)	(1,235)
Change in minority interest (see Note 25)	62	40	(6,757)
Dividends paid to:
Royal Dutch Shell plc shareholders	(10,526)	(9,516)	(9,001)
Minority interest	(191)	(325)	(203)
Repurchases of shares	–	(3,573)	(4,387)
Treasury shares: net sales and dividends received	27	525	876

Net cash used in financing activities	(829)	(9,394)	(19,393)

Currency translation differences relating to cash and cash equivalents	106	(77)	156

(Decrease)/increase in cash and cash equivalents	(5,469)	5,532	654
Cash and cash equivalents at January 1	15,188	9,656	9,002

Cash and cash equivalents at December 31	9,719	15,188	9,656

The Notes on pages 101 to 139 are an integral part of these Consolidated Financial Statements.

Shell Annual Report and Form 20-F 2009	101
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The Consolidated Financial Statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively known as “Shell”) have been prepared in accordance with the provisions of the Companies Act 2006, Article 4 of the International Accounting Standards (IAS) Regulation and with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to Shell, there are no material differences from IFRS as issued by the International Accounting Standards Board (IASB), therefore the Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The presentation of the Consolidated Statement of Income has been changed to provide additional information in relation to costs and more alignment with industry practice. The main changes are the disclosure of purchases, production and manufacturing expenses and research and development separately (previously disclosed within cost of sales). Depreciation, depletion and amortisation charges previously included in cost of sales, selling, distribution and administrative expenses and exploration are now disclosed separately. Net gains on sale of assets are now included in interest and other income.

Purchases reflect all costs related to the acquisition of inventories, the effects of the changes therein, and include supplies used for conversion into finished or intermediary products. Production and manufacturing expenses are the costs of operating, maintaining and managing production and manufacturing assets. Selling, distribution and administrative expenses include direct and indirect costs of marketing and selling products.

The accounting policies set out in Note 2 below have been consistently applied in all periods presented. Certain pronouncements were adopted for the first time in 2009 and others have been issued but are not yet required to be adopted; Note 2 discusses pronouncements that have been adopted in 2009 and any that may have a future impact on these policies but have not yet been adopted.

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

The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 15, 2010.

2 ACCOUNTING POLICIES

Nature of the Consolidated Financial Statements
The Consolidated Financial Statements are presented in US dollars (dollars) and include the financial statements of the Company and its subsidiaries, being those companies over which the Company, either directly or indirectly, has control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases, using consistent accounting policies. All inter-company balances and transactions, including unrealised profits arising from such transactions, are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Minority interest represents the portion of income, other comprehensive income and net assets in subsidiaries that is not held by Shell.

Nature of operations and segmental reporting
Shell is engaged worldwide in the principal aspects of the oil and gas industry, and also has interests in chemicals and other energy-related businesses. These activities are conducted in over 90 countries. Segmental reporting has been changed with effect from 2009, in line with the change in the way Shell’s businesses are managed. Shell now reports its business through three (previously six) reporting segments, Upstream (previously Exploration & Production, Gas & Power and Oil Sands), Downstream (previously Oil Products and Chemicals) and Corporate. Upstream is the aggregation of two operating segments, Upstream International and Upstream Americas, which have similar economic characteristics. Corporate represents the key support functions, comprising holdings and treasury, headquarters, central functions and Shell’s insurance operations. Comparative segment information is reclassified. Sales between segments are based on prices generally equivalent to commercially available prices.

Revenue recognition
Revenue from sales of oil, natural gas, chemicals and all other products is recognised at the fair value of consideration received or receivable, after deducting sales taxes, excise duties and similar levies, when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. For sales by Upstream operations, this generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism. For sales by refining operations, it is either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms. For wholesale sales of oil products and chemicals it is either at the point of delivery or the point of receipt, depending on contractual conditions.

102	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

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

Property, plant and equipment and intangible assets

A – RECOGNITION IN THE CONSOLIDATED BALANCE SHEET
Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recognised in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see “Provisions”), certain development costs (see “Research and development”) and the effects of associated cash flow hedges (see “Derivative contracts”) as applicable. The accounting for exploration costs is described separately below (see “Exploration costs”). Intangible assets include goodwill, capitalised software costs and trademarks. Interest is capitalised, as an increase in property, plant and equipment, on major capital projects during construction.

Property, plant and equipment and intangible assets are subsequently carried at cost less accumulated depreciation, depletion and amortisation (including any impairment).

B – DEPRECIATION, DEPLETION AND AMORTISATION
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

Other property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, which is generally 30 years for upgraders, 20 years for refineries and chemical plants and 15 years for retail service station facilities, and major inspection costs are amortised over the estimated period before the next planned major inspection (three to five years). Property, plant and equipment held under finance leases are depreciated over the lease term.

Goodwill is not amortised. Other intangible assets are amortised on a straight-line basis over their estimated useful lives (for periods up to 40 years).

C – IMPAIRMENT
Other than properties with no proved reserves (where the basis for carrying costs in the Consolidated Balance Sheet is explained under “Exploration costs”), the carrying amounts of goodwill and major property, plant and equipment are reviewed for possible impairment annually, while all assets are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs to sell and value-in-use.

Value-in-use is determined as the amount of estimated risk-adjusted discounted future cash flows. For this purpose, assets are grouped into cash-generating units based on separately identifiable and largely independent cash inflows. Estimates of future cash flows used in the evaluation of impairment of assets are made using management’s forecasts of commodity prices, market supply and demand, product margins and, in the case of oil and gas properties, expected production volumes. The latter takes into account assessments of field and reservoir performance and includes expectations about proved and unproved volumes, which are risk-weighted utilising geological, production, recovery and economic projections. Cash flow estimates are risk-adjusted to reflect local conditions as appropriate and discounted at a rate based on Shell’s marginal cost of debt.

Impairments, except those related to goodwill, are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.

Impairment charges and reversals are reported within depreciation, depletion and amortisation.

On reclassification as held for sale, the carrying amounts of intangible assets and property, plant and equipment are also reviewed and, where appropriate, written down to their fair value less costs to sell. No further provision for depreciation, depletion or amortisation is charged.

Exploration costs
Shell follows the successful efforts method of accounting for oil and natural gas exploration costs. Exploration costs are recognised in income when incurred, except that exploratory drilling costs are included in property, plant and equipment, pending determination of proved reserves. Exploration costs capitalised in respect of exploration wells that are more than 12 months old are written off unless (a) proved reserves are booked, or (b) (i) they have found commercially producible quantities of reserves, and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future or other activities are being undertaken to sufficiently progress the assessing of reserves and the economic and operating viability of the project.

Shell Annual Report and Form 20-F 2009	103
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

Associated companies and joint ventures
Investments in companies over which Shell has the right to exercise significant influence but not control are classified as associated companies and are accounted for using the equity method. Under the equity method, the investment is initially recognised at cost and subsequently adjusted for the Shell share of post-acquisition income less dividends received, together with any loans of a long-term investment nature. Shell has joint venture interests in jointly controlled entities and jointly controlled assets. Interests in jointly controlled entities are also recognised using the equity method. Interests in jointly controlled assets are recognised by including the Shell share of assets, liabilities, income and expenses on a line-by-line basis. Where necessary, adjustments are made to the financial statements of associated companies and joint ventures to bring the accounting policies used into line with those of Shell. Unrealised gains on transactions between Shell and its associated companies and joint ventures are eliminated to the extent of Shell’s interest in them. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Inventories
Inventories are stated at cost to Shell or net realisable value, whichever is lower. Cost comprises direct purchase costs (including transportation), cost of production and manufacturing and taxes, and is determined using the first-in first-out (FIFO) method for oil and chemicals and by the weighted average cost method for materials.

Income taxes
The charge for current tax is calculated based on the income for the period reported by the Company and its subsidiaries, as adjusted for items that are non-taxable or disallowed and using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is determined, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Balance Sheet.

Deferred tax assets and liabilities are calculated using the enacted or substantively enacted rates that are expected to apply when the asset or liability is recovered. They are not recognised where they arise on the initial recognition of an asset or liability in a transaction (other than in a business combination) that, at the time of the transaction, affects neither accounting nor taxable profit, or in respect of taxes on possible future distributions of retained earnings of subsidiaries and equity-accounted investments where the timing of the distribution can be controlled by Shell and it is probable that the retained earnings will be reinvested by the companies concerned.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Income taxes are recognised in income except when they relate to items recognised in other comprehensive income, in which case the tax is also recognised in other comprehensive income. Income tax assets and liabilities are presented separately in the Consolidated Balance Sheet except where there is a right of set-off within fiscal jurisdictions.

Employee benefits

A – EMPLOYEE RETIREMENT PLANS (PENSIONS)
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

Actuarial gains and losses are accounted for using the corridor method. Under this method, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in income over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

For plans where benefits depend solely on the amount contributed to the employee’s account and the returns earned on investment of these contributions, pension cost is the amount of contributions payable by subsidiaries for the period.

B – RETIREMENT BENEFITS OTHER THAN PENSIONS
Some subsidiaries provide certain retirement healthcare and life insurance benefits to retirees, the entitlement to which is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. These plans are not funded and a provision is made. Valuations of benefits are carried out by independent actuaries.

The expected costs of retirement benefits other than pensions are accrued over the periods employees render service to Shell. Actuarial gains and losses are accounted for using the corridor method, as described above.

104	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

C – SHARE-BASED COMPENSATION PLANS
The fair value of share-based compensation for the Performance Share Plan (the main equity-settled plan) is estimated using a Monte Carlo pricing model and is recognised in income from the date of grant over the vesting period with a corresponding increase directly in equity. The periodic change in the fair value of share-based compensation for cash-settled plans (which are those with stock appreciation rights and which is measured by reference to the Company’s share price) is recognised in income with a corresponding change in liabilities.

Leases
Agreements under which subsidiaries make payments to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and rewards of ownership are recognised at the commencement of the lease term as finance leases within property, plant and equipment and debt at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Finance lease payments are apportioned between interest expense and repayments of debt. All other leases are recorded as operating leases and the costs are recognised in income on a straight-line basis.

Financial instruments and other derivative contracts

A – FINANCIAL ASSETS
Investments in securities
Investments in securities (also referred to as “securities”) comprise equity and debt securities classified on initial recognition as available-for-sale and are carried at fair value, except where their fair value cannot be measured reliably, in which case they are carried at cost, less any impairment. Unrealised holding gains and losses other than impairments are recognised in other comprehensive income, except for translation differences arising on foreign currency debt securities, which are recognised in income. Net gains and losses arising on maturity or disposal are recognised in income.

Interest income on debt securities is recognised in income using the effective interest method. Dividends on equity securities are recognised in income when receivable.

Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand, including bank overdrafts, short-term bank deposits and money market funds and similar instruments that mainly have a maturity of three months or less at date of acquisition.

Receivables
Receivables are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost less any impairment.

B – FINANCIAL LIABILITIES
Debt and accounts payable are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost, except for fixed rate debt subject to fair value hedging, which is re-measured for the hedged risk (see “Derivative contracts”).

Interest expense on debt is accounted for using the effective interest method and, other than interest capitalised, is recognised in income.

C – DERIVATIVE CONTRACTS
Shell uses derivatives in the management of interest rate risk, foreign currency risk and commodity price risk, and in the management of foreign currency cash balances. These derivative contracts are recognised at fair value.

Those derivatives qualifying and designated as hedges are either: (i) a “fair value” hedge of the change in fair value of a recognised asset or liability or an unrecognised firm commitment, or (ii) a “cash flow” hedge of the change in cash flows to be received or paid relating to a recognised asset or liability or a highly probable forecasted transaction.

A change in the fair value of a hedging instrument designated as a fair value hedge is recognised in income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative designated as a cash flow hedge is recognised in other comprehensive income until the hedged transaction occurs; any ineffective portion is recognised in income. Where the hedged item is a non-financial asset or liability, the amount in other comprehensive income is transferred to the initial carrying amount of the asset or liability, and for other hedged items the amount in other comprehensive income is recognised in income when the hedged transaction affects income.

Subsidiaries document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking hedge transactions. The effectiveness of a hedge is also continually assessed and, when it ceases, hedge accounting is discontinued.

Gains and losses on derivatives not qualifying and designated as hedges, including forward sale and purchase contracts for commodities in trading operations that may be settled by the physical delivery or receipt of the commodity, are recognised in income.

Contracts to sell or purchase non-financial items that do not meet expected own use requirements, including contracts to sell or purchase commodities that can be net settled or that contain written options, are required to be recognised at fair value; associated gains and losses are recognised in income.

Shell Annual Report and Form 20-F 2009	105
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

Derivatives embedded within contracts that are not already required to be recognised at fair value, and that are not closely related to the host contract in terms of economic characteristics and risks, are separated from their host contract and recognised at fair value; associated gains and losses are recognised in income.

Fair value measurements
Fair value measurements are estimates of the amounts for which assets or liabilities (generally financial instruments and other derivative contracts) could be exchanged at the measurement date, based on the assumption that such exchanges take place between knowledgeable, unrelated parties in unforced transactions. Where available, fair value measurements are derived from prices quoted in active markets for identical assets or liabilities. In the absence of such information, other observable inputs are used to estimate fair value. Where publicly available information is not available, fair value is determined using estimation techniques that take into account market perspectives relevant to the asset or liability, in as far as they can reasonably be ascertained, based on predominantly unobservable inputs. For derivative contracts and share-based compensation plans, fair value estimations are generally determined using models and other valuation methods, the key inputs for which include future prices, volatility, price correlation, counterparty credit risk and market liquidity, as appropriate; for other assets and liabilities, fair value estimations are generally based on the net present value of expected future cash flows.

Provisions
Provisions are recognised at the balance sheet date at Shell’s best estimate, using risk-adjusted future cash flows, of the present value of the expenditure required to settle the present obligation. Non-current amounts are discounted using the risk-free rate. Specific details for decommissioning and restoration costs and environmental remediation are described below. The carrying amounts of provisions are regularly reviewed and adjusted for new facts or changes in law or technology.

Provisions for decommissioning and restoration costs, which are primarily in respect of hydrocarbon production facilities, are measured based on current requirements, technology and price levels and the present value is calculated using amounts discounted over the useful economic life of the assets. The liability is recognised (together with a corresponding amount as part of the related property, plant and equipment) once an obligation crystallises in the period when a reasonable estimate can be made. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are reflected on a prospective basis, by adjustment to the carrying amount of the related property, plant and equipment.

Provisions for environmental remediation resulting from ongoing or past operations or events are recognised in the period in which an obligation arises and the amount can be reasonably estimated. Provisions are measured based on current legal requirements and existing technology. Recognition of any joint and several liability is based upon Shell’s best estimate of the final pro rata share of the liability. Provisions are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when virtually certain of realisation.

Treasury shares
Shares in the Company held by Shell employee share ownership trusts are not included in assets but, after deducting dividends received, are reflected at cost as a deduction from equity as treasury shares.

Research and development
Development costs that are expected to generate probable future economic benefits are capitalised as intangible assets. All other research and development expenditure is recognised in income as incurred, with the exception of that on buildings and major items of equipment that have alternative use.

Business combinations
Assets acquired and liabilities assumed on a business combination are recognised at their fair value at the date of the acquisition; the amount of the purchase consideration above this value is recognised as goodwill.

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

Currency translation
The dollar equivalents of exchange gains and losses arising as a result of foreign currency transactions (including those in respect of inter-company balances unless related to transactions of a long-term investment nature) are recognised in income, within interest and other income or within purchases where not related to financing.

On consolidation, assets and liabilities of non-dollar subsidiaries are translated to dollars at year-end rates of exchange, while their statements of income, other comprehensive income and cash flows are translated at quarterly average rates. The resulting translation differences are recognised as currency translation differences within other comprehensive income. Upon divestment or liquidation of an entity, cumulative currency translation differences related to that entity are recognised in income.

106	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

Accounting standards and interpretations adopted in 2009 or not yet adopted

A – ADOPTED IN 2009
Certain accounting standards were adopted in 2009 that have an impact on the presentation of the Consolidated Financial Statements and Notes.

The main change as a result of the implementation in 2009 of the revised IAS 1 Presentation of Financial Statements is the presentation of a Statement of Comprehensive Income. The main change as a result of the implementation in 2009 of revised IFRS 7 Improving Disclosures about Financial Instruments is additional disclosure about financial instruments and other derivative contracts measured at fair value using predominantly unobservable inputs.

B – NOT YET ADOPTED
Revised IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements will be implemented from January 1, 2010 with prospective effect. The revised standards apply some changes to the accounting for the acquisition of a business or for certain types of transactions involving an additional investment or a partial disposal, requiring for example the recognition in income of certain transaction costs, the recognition at fair value of contingent consideration payable and the re-measurement of existing interests held or retained. The exact impact will depend on the individual transaction concerned, with potentially different amounts being recognised in the Consolidated Financial Statements than would previously have been the case.

IFRS 9 Financial Instruments, the first phase of the IASB’s project to revise the accounting for financial instruments, was issued in November 2009 and is required to be adopted by 2013. Shell’s assessment of IFRS 9 is at an early stage, but the Standard’s impact is mainly limited to its investments in securities. The full impact of the changes in accounting for financial instruments will not be known until the IASB’s project has been completed.

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

Estimation of oil and gas reserves
Unit-of-production depreciation, depletion and amortisation charges are principally measured based on Shell’s estimates of proved developed oil and gas reserves. Estimates of proved reserves are also used in the determination of impairment charges and reversals. Proved reserves are estimated by reference to available geological and engineering data and only include volumes for which access to market is assured with reasonable certainty.

Information about the carrying amounts of oil and gas properties and the depreciation, depletion and amortisation charged is given in Note 9.

Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to regular revision, either upward or downward, based on new information such as from the drilling of additional wells, observation of long-term reservoir performance under producing conditions and changes in economic factors, including product prices, contract terms or development plans. Changes to Shell’s estimates of proved developed reserves affect prospectively the amounts of depreciation, depletion and amortisation charged and, consequently, the carrying amounts of oil and gas properties. It is expected, however, that in the normal course of business the diversity of the Shell portfolio will limit the effect of such revisions.

Exploration costs
Capitalised exploration drilling costs more than 12 months old are written off unless (a) proved reserves are booked, or (b) (i) they have found commercially producible quantities of reserves and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future or other activities are being undertaken to sufficiently progress the assessing of reserves and the economic and operating viability of the project. In making decisions about whether to continue to capitalise exploration drilling costs for a period longer than 12 months, it is necessary to make judgements about the satisfaction of each of these conditions. If there is a change in one of these judgements in a subsequent period, then the related capitalised exploration drilling costs would be recognised in income in that period. Information on such costs is given in Note 9.

Impairment of assets
For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment or its reversal, the key assumptions Shell uses in estimating future cash flows for value-in-use measures are future oil prices, expected production volumes and refining margins. These assumptions and the judgements of management that are based on them are subject to change as new information becomes available. Changes in economic conditions can also affect the rate used to discount future cash flow estimates.

Future price assumptions tend to be stable because Shell does not consider short-term increases or decreases in prices as being indicative of long-term levels, but are nonetheless subject to change. Expected production volumes, which include both proved reserves as well as volumes that are

Shell Annual Report and Form 20-F 2009	107
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 3 continued]

expected to constitute proved reserves in the future, are used for impairment testing because Shell believes this to be the most appropriate indicator of expected future cash flows. As discussed in “Estimation of oil and gas reserves”, reserves estimates are inherently imprecise. In particular, projections about unproved reserves are based on information that is necessarily less robust than that available for mature reservoirs. Due to the nature and geographical spread of the business activity in which those assets are used, it is not practicable to estimate the likelihood or extent of impairments under different sets of assumptions. The discount rate applied is reviewed annually, although it has been stable in recent years. The discount rate applied in 2009 was 6% (2008: 6%).

Changes in assumptions could affect the carrying amounts of assets, and impairment charges and reversal will affect income. Amounts are given in Notes 8 and 9.

Taxation
Tax provisions are recognised when it is considered probable (more likely than not) that there will be a future outflow of funds to a taxing authority. In such cases, provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This requires the application of judgement as to the ultimate outcome, which can change over time depending on facts and circumstances. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognised in income in the period in which the change occurs.

Deferred tax assets are recognised only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognised in respect of deferred tax assets as well as the amounts recognised in income in the period in which the change occurs.

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognised in income both in the period of change, which would include any impact on cumulative provisions, and in future periods.

Note 17 contains information on tax charges, on the deferred tax assets that are recognised, including periodic movements, and on the losses on which deferred tax is not currently recognised.

Employee retirement plans
Retirement plans are provided for employees of all major subsidiaries and generally provide defined benefits based on employees’ years of service and average/final pensionable remuneration. The plans are typically structured as separate legal entities managed by trustees.

The amounts reported for Shell’s employee retirement plans are disclosed in Note 18 and are calculated in accordance with IFRS. Plan assets and benefit obligations are subject to significant volatility as market values and actuarial assumptions change. Under the IFRS methodology adopted by Shell (see Note 2 under “Employee benefits”), volatility in the amounts recognised in the Consolidated Financial Statements is reduced as the methodology provides for unexpected changes in the amount of plan assets and benefit obligations (actuarial gains and losses) to be amortised over the average remaining employee work life rather than being recognised immediately in the Consolidated Financial Statements.

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

Pension benefit cost reported by Shell primarily represents the change in actuarial present value of the obligation for benefits based on employee service during the year and the interest on the obligation in respect of employee service in previous years, net of the expected return on plan assets. The calculations are sensitive to changes in the assumptions made regarding future outcomes. Substantial judgement is required in determining the assumptions, which vary for the different plans but are determined under a common process in consultation with independent actuaries and in the light of local conditions. The principal assumptions and their bases are as follows:

■	rates of increase in pensionable salaries: historical outturns and management’s long-term expectation;
■	mortality rates: the latest available standard mortality tables for the individual countries concerned. The assumptions for each country are reviewed each year and are adjusted where necessary to reflect changes in fund experience and actuarial recommendations;
■	discount rates used to convert future cash flows to current values: prevailing long-term AA corporate bond yields, which can be volatile, chosen to match the duration of the relevant obligations;
■	expected rates of return on plan assets: a projection of real long-term bond yields and an equity risk premium, which are combined with local inflation assumptions and applied to the actual asset mix of each plan. The amount of the expected return on plan assets is calculated using the expected rate of return for the year and the fair value of assets at the beginning of the year.

The weighted average values applicable for the principal plans in Shell are given in Note 18, together with information on sensitivities. The assumptions are reviewed annually.

Provisions
Provisions are recognised for the future decommissioning and restoration of hydrocarbon production facilities and pipelines at the end of their economic lives. The estimated cost is recognised in income over the life of the proved developed reserves on a unit-of-production basis. Changes in

108	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 3 continued]

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

In relation to decommissioning and restoration costs, the estimated interest rate used in discounting the risk-adjusted cash flows is reviewed at least annually. The interest rate used to determine the balance sheet obligation at December 31, 2009, was 6% (2008: 6%).

Information on provisions is given in Note 19.

As further described in Note 28, Shell is subject to claims and actions. The facts and circumstances relating to particular cases are evaluated in determining whether it is more likely than not that there will be a future outflow of funds and, once established, whether a provision relating to a specific litigation is sufficient. Accordingly, significant management judgement relating to contingent liabilities is required since the outcome of litigation is difficult to predict. Notwithstanding the possibility of outcomes outside expected ranges, in recent years Shell’s experience has been that estimates used in determining the appropriate levels of provisions have been materially adequate in anticipating actual outcomes. Actual payments related to litigation during the three years ended December 31, 2009, have not been material to Shell’s financial condition or results of operations.

A change in estimate of a recognised provision would be recognised in income in the period in which the change occurs (with the exception of decommissioning and restoration costs as described above).

Fair value measurements
Certain financial instruments and other derivative contracts, including those that contain embedded derivatives, are required to be recognised at fair value, as described in Note 2. For those items required to be carried at fair value at each balance sheet date, changes in their carrying amounts are recognised in income or in other comprehensive income. In addition, comparisons of the carrying amounts of other financial assets and financial liabilities with their fair values and the fair values of pension assets are required to be disclosed.

Fair value measurements are estimated based on the amounts for which the assets and liabilities could be exchanged at the balance sheet date or for which contracts could be settled at the balance sheet date, and are therefore not necessarily reflective of the likely cash flows on their actual settlement or expiry.

Where fair value measurements cannot be derived from publicly available information, they are estimated using models and other valuation methods. To the extent possible, the assumptions and inputs used take into account market pricing information and expectations. However, such information is by its nature subject to uncertainty, particularly where markets are not active, and changes arising as new information becomes available impact the amounts recognised in income and in other comprehensive income, as well as amounts disclosed.

Information about key assumptions used in fair value estimates is given in Notes 11 and 23.

4 INTEREST AND OTHER INCOME

	$ MILLION
	2009	2008	2007

Interest income	384	1,012	1,225
Dividend income (from investments in securities)	270	495	211
Net gains on sale of assets	781	4,071	3,349
Other	530	(445)	975

Total	1,965	5,133	5,760

Net gains on sale of assets arise primarily from divestments of interests in operations including, in 2009, Downstream interests in Singapore, in 2008, Upstream interests in Germany, the UK, the USA and Nigeria and Downstream interests in France and in 2007, Upstream interests in Norway and Russia (see Note 25) and Downstream interests in the USA. Also, in 2007, gains of $952 million were reclassified from accumulated other comprehensive income following the sale of securities (see Note 26).

Included in other in 2009 are net foreign exchange gains on financing activities of $440 million (2008: $699 million losses; 2007: $154 million gains). Other net foreign exchange gains of $74 million (2008: $612 million losses; 2007: $291 million gains) are included in purchases.

Shell Annual Report and Form 20-F 2009	109
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

5 INTEREST EXPENSE

	$ MILLION
	2009	2008	2007

Interest incurred	902	1,371	1,235
Accretion expense (see Note 19)	728	680	540
Less: interest capitalised	(1,088)	(870)	(667)

Total	542	1,181	1,108

The interest rate applied in determining the amount of interest capitalised in 2009 was approximately 4% (2008: 5%; 2007: 5%). Interest incurred is stated after the impact of gains and losses on fair value hedges of debt (see Note 23). Not all of these gains and losses are eligible costs for the purposes of capitalising interest.

6 EMPLOYEES, DIRECTORS AND SENIOR MANAGEMENT

A – Employee costs

	$ MILLION
	2009	2008	2007

Remuneration	10,608	10,581	10,021
Social law taxes	818	890	854
Retirement benefits (see Note 18)	2,679	(302)	98
Share-based compensation (see Note 24)	642	241	589

Total	14,747	11,410	11,562

In addition to the above costs, there were redundancy costs in 2009 of $1,535 million (2008: $85 million; 2007: $397 million). See also Note 19.

B – Average employee numbers

	THOUSANDS
	2009	2008	2007

Upstream	23	22	22
Downstream	62	64	69
Corporate	16	16	13

Total	101	102	104

Employees working in business service centres are included in the Corporate segment.

C – Remuneration of Directors and Senior Management

	$ MILLION
	2009	2008	2007

Short-term benefits	31.1	32.6	27.6
Retirement benefits	3.4	3.0	3.1
Share-based compensation	32.7	23.9	23.3
Realised gains on exercise of share options	0.5	1.7	3.5

Short-term benefits comprise salaries and fees, annual bonuses (recognised in the period for which performance is assessed) and cash, car and other benefits.

Share-based compensation in 2009 includes exceptional costs recognised in respect of Executive Directors who retired or resigned during the year.

In addition to the amounts presented above are termination benefits of $7.6 million awarded to an Executive Director who resigned during the year, and short-term and retirement benefits of $2.0 million in respect of the Director’s employment in the period from the date of resignation to December 31, 2009.

There were five members of Senior Management at December 31, 2009 (2008: five; 2007: five).

110	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

7 SEGMENT INFORMATION

Reflecting the change in segmentation (see Note 2), with effect from 2009 Upstream includes the previous Exploration & Production, Gas & Power and Oil Sands segments. Downstream includes the previous Oil Products and Chemicals segments, and alternative energy, with the exception of wind, which is included in Upstream. Comparative information is reclassified.

A – Information by business segment

2009		$ MILLION
	Upstream	Downstream	Corporate	Total

Revenue
Third party	27,996	250,104	88	278,188
Inter-segment	27,144	258	–
Share of profit of equity-accounted investments	3,852	1,110	14	4,976
Interest and other income	652	480	833	1,965
Depreciation, depletion and amortisation charge of which:	9,875	4,399	184	14,458
Impairment losses	792	1,616	10	2,418
Impairment reversals	432	151	–	583
Interest expense	(645)	(84)	187	(542)
Taxation	(8,942)	(195)	835	(8,302)
Income for the period	8,354	3,054	1,310	12,718

Total assets at December 31	157,108	121,571	13,502	292,181
Equity-accounted investments at December 31	19,075	12,014	86	31,175
Capital expenditure	21,275	6,046	273	27,594

During 2009, Shell’s self-insurance activities were consolidated within the Corporate segment. As a result, the 2009 earnings before tax of the Corporate segment were reduced by $422 million, with no impact on Shell’s income for the period.

2008		$ MILLION
	Upstream	Downstream	Corporate	Total

Revenue
Third party	45,975	412,347	39	458,361
Inter-segment	42,333	466	–
Share of profit/(loss) of equity-accounted investments	7,521	17	(92)	7,446
Interest and other income	4,124	643	366	5,133
Depreciation, depletion and amortisation charge of which:	9,906	3,574	176	13,656
Impairment losses	270	666	–	936
Impairment reversals	–	50	–	50
Interest expense	(586)	(93)	(502)	(1,181)
Taxation	(25,163)	316	503	(24,344)
Income/(loss) for the period	26,506	39	(69)	26,476

Total assets at December 31	153,208	109,820	19,373	282,401
Equity-accounted investments at December 31	17,745	10,515	67	28,327
Capital expenditure	28,958	5,913	241	35,112

2007		$ MILLION
	Upstream	Downstream	Corporate	Total

Revenue
Third party	32,014	323,711	57	355,782
Inter-segment	35,264	569	–
Share of profit/(loss) of equity-accounted investments	5,446	2,904	(116)	8,234
Interest and other income	3,038	819	1,903	5,760
Depreciation, depletion and amortisation charge of which:	9,913	3,106	161	13,180
Impairment losses	575	173	(3)	745
Impairment reversals	120	5	–	125
Interest expense	(471)	(68)	(569)	(1,108)
Taxation	(15,707)	(3,495)	552	(18,650)
Income for the period	18,094	12,445	1,387	31,926

Total assets at December 31	125,979	130,875	12,616	269,470
Equity-accounted investments at December 31	17,150	11,936	67	29,153
Capital expenditure	18,605	5,086	414	24,105

Shell Annual Report and Form 20-F 2009	111
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 7 continued]

B – Information by geographical area

2009	$ MILLION
	Europe	Africa, Asia, Australia/ Oceania	USA	Other Americas	Total

Third-party revenue, by origin	103,424	80,398	60,721	33,645	278,188
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	33,404	67,822	32,082	34,842	168,150

2008	$ MILLION
	Europe	Africa, Asia, Australia/ Oceania	USA	Other Americas	Total

Third-party revenue, by origin	184,809	120,889	100,818	51,845	458,361
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	30,929	56,123	29,821	28,513	145,386

2007	$ MILLION
	Europe	Africa, Asia, Australia/ Oceania	USA	Other Americas	Total

Third party revenue, by origin	138,089	90,141	87,548	40,004	355,782
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	36,673	49,911	27,606	21,850	136,040

With effect from 2009 the reporting of third-party revenue by geographical area has been changed to reflect better the location of certain business activities. Comparative information is reclassified.

8 INTANGIBLE ASSETS

2009	$ MILLION
	Goodwill	Other	Total

Cost
At January 1	3,311	4,060	7,371
Capital expenditure	10	438	448
Sales, retirements and other movements	1	1	2
Currency translation differences	114	155	269

At December 31	3,436	4,654	8,090

Depreciation, depletion and amortisation, including impairments
At January 1	329	2,021	2,350
Charge for the year	24	281	305
Sales, retirements and other movements	(65)	53	(12)
Currency translation differences	8	83	91

At December 31	296	2,438	2,734

Net book amount at December 31	3,140	2,216	5,356

112	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 8 continued]

2008	$ MILLION
	Goodwill	Other	Total

Cost
At January 1	3,181	4,299	7,480
Capital expenditure	349	296	645
Sales, retirements and other movements	(37)	(117)	(154)
Currency translation differences	(182)	(418)	(600)

At December 31	3,311	4,060	7,371

Depreciation, depletion and amortisation, including impairments
At January 1	18	2,096	2,114
Charge for the year	311	270	581
Sales, retirements and other movements	–	(160)	(160)
Currency translation differences	–	(185)	(185)

At December 31	329	2,021	2,350

Net book amount at December 31	2,982	2,039	5,021

The goodwill impairment charge in 2008 of $311 million related primarily to Pennzoil-Quaker State, a lubricants business in the Downstream segment. The carrying amount of this goodwill at December 31, 2009, is $1,842 million.

The recoverable amounts of the cash-generating units to which goodwill is allocated are determined at least annually by reference to their values in use. Cash flow projections used in value-in-use estimates are based on past experience and future expectations of volumes, margins and costs for an initial five-year period, as approved by management, and extrapolated for a further 15 years based on average long-term growth rates for the sector, which in the case of lubricants is assumed to be equal to the average expected inflation rate for the USA (2.3% per annum). Projections are adjusted for a variety of risks, in particular volume and margin deterioration, and discounted to their net present value using a nominal pre-tax discount rate of 6%.

9 PROPERTY, PLANT AND EQUIPMENT

2009	$ MILLION
	Oil and gas properties	Manufacturing and processing	Transportation and storage	Marketing and other	Total

Cost
At January 1	156,075	44,741	4,463	28,033	233,312
Capital expenditure	20,888	4,457	31	1,770	27,146
Sales, retirements and other movements	(1,517)	(341)	(357)	(2,355)	(4,570)
Currency translation differences	10,780	2,134	445	1,569	14,928

At December 31	186,226	50,991	4,582	29,017	270,816

Depreciation, depletion and amortisation, including impairments
At January 1	79,111	24,485	2,064	15,614	121,274
Charge for the year	9,616	2,996	153	1,388	14,153
Sales, retirements and other movements	(1,155)	(115)	(285)	(1,953)	(3,508)
Currency translation differences	4,903	1,335	180	860	7,278

At December 31	92,475	28,701	2,112	15,909	139,197

Net book amount at December 31	93,751	22,290	2,470	13,108	131,619

2008	$ MILLION
	Oil and gas properties	Manufacturing and processing	Transportation and storage	Marketing and other	Total

Cost
At January 1	150,740	48,473	5,123	30,942	235,278
Capital expenditure	28,235	4,114	76	2,042	34,467
Sales, retirements and other movements	(3,904)	(4,425)	(337)	(1,862)	(10,528)
Currency translation differences	(18,996)	(3,421)	(399)	(3,089)	(25,905)

At December 31	156,075	44,741	4,463	28,033	233,312

Depreciation, depletion and amortisation, including impairments
At January 1	86,014	28,398	2,431	16,913	133,756
Charge for the year	9,567	2,042	95	1,371	13,075
Sales, retirements and other movements	(5,654)	(3,858)	(202)	(1,072)	(10,786)
Currency translation differences	(10,816)	(2,097)	(260)	(1,598)	(14,771)

At December 31	79,111	24,485	2,064	15,614	121,274

Net book amount at December 31	76,964	20,256	2,399	12,419	112,038

Shell Annual Report and Form 20-F 2009	113
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 9 continued]

The net book amount at December 31, 2009, includes $45,113 million (2008: $31,998 million) of assets in the course of construction. This amount excludes exploration and evaluation assets, information about which is provided below.

Oil and gas properties at December 31, 2009, include rights and concessions of $20,790 million (2008: $19,495 million).

The minimum contractual commitments for capital expenditure at December 31, 2009, amounted to $3.0 billion (2008: $5.3 billion).

In 2008, Shell acquired 100% of the equity of Duvernay Oil Corp. (Duvernay) for a total consideration of $5,013 million, plus the assumption of debt of $528 million. Duvernay undertakes oil and gas exploration and production activities in Canada and is in the Upstream segment. Duvernay’s assets comprise primarily oil and gas properties and, as a result of the acquisition, property, plant and equipment increased by $6,925 million. Goodwill of $330 million (see Note 8) and deferred tax of $1,563 million (see Note 17) and sundry other assets and liabilities were also recognised following the acquisition.

The depreciation, depletion and amortisation charge for the year includes:

2009	$ MILLION
	Oil and gas properties	Manufacturing and processing	Transportation and storage	Marketing and other	Total

Impairment losses	777	1,422	44	144	2,387
Impairment reversals	432	151	–	–	583

2008	$ MILLION
	Oil and gas properties	Manufacturing and processing	Transportation and storage	Marketing and other	Total

Impairment losses	202	353	69	–	624
Impairment reversals	–	49	–	1	50

2007	$ MILLION
	Oil and gas properties	Manufacturing and processing	Transportation and storage	Marketing and other	Total

Impairment losses	577	142	–	22	741
Impairment reversals	117	4	–	3	124

Impairment losses and reversals have been recognised in the year in respect of a number of Shell’s cash-generating units, although no single instance is individually significant. Impairment charges in the year were driven generally by lower margins on refining and chemical products and changes in development plans. Information on the segments affected is given in Note 7.

The net book amounts at December 31 include assets held under finance leases of:

	$ MILLION
	2009	2008

Oil and gas properties	2,649	2,243
Manufacturing and processing	181	228
Transportation and storage	136	141
Marketing and other	532	420

Total	3,498	3,032

114	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 9 continued]

Exploration and evaluation assets, which mainly comprise unproved properties (rights and concessions) and capitalised exploration drilling costs, included within the amounts shown above for oil and gas properties are as follows:

	$ MILLION
	2009	2008

Cost
At January 1	18,486	11,480
Capital expenditure	3,288	9,293
Sales, retirements, currency translation differences and other movements	(1,349)	(2,287)

At December 31	20,425	18,486

Depreciation, depletion and amortisation
At January 1	1,476	1,678
Charge for the year	1,051	430
Sales, retirements, currency translation differences and other movements	(628)	(632)

At December 31	1,899	1,476

Net book amount at December 31	18,526	17,010

Capitalised drilling costs are as follows:

	$ MILLION
	2009	2008	2007

At January 1	3,247	2,500	1,708
Capital expenditure (additions pending determination of proved reserves)	2,041	1,808	1,606
Amounts charged to expense	(350)	(190)	(222)
Reclassifications to productive wells on determination of proved reserves	(931)	(624)	(593)
Other movements, including acquisitions, disposals and currency translation differences	(393)	(247)	1

At December 31	3,614	3,247	2,500

Exploration drilling costs capitalised for periods greater than one year and representing 187 wells amounted to $1,572 million at December 31, 2009. Information by year of expenditure is as follows:

	$ million	Number of wells

2000	15	1
2001	23	2
2002	60	6
2003	54	4
2004	45	4
2005	106	8
2006	168	44
2007	519	55
2008	582	63

Total	1,572	187

Exploration activity often involves drilling multiple wells, over a number of years, to fully evaluate a project. A decision on the recognition of proved reserves in some cases may not occur for several years. These costs remain capitalised for more than one year because, for the related projects, either (a) a final investment decision has been taken but until proved reserves are booked the wells remain capitalised as exploration wells rather than development wells, or (b) drilling of additional exploratory wells in the field is underway or firmly planned for the near future, and/or (c) it can otherwise be demonstrated that progress is being made on the assessment of the economic and operating viability of the reserves. Indicators that demonstrate that progress is being made on the assessment of the economic and operating viability of unproved reserves include: formation of a dedicated project team to continue the project’s development plan; sales agreements with customers for the oil and/or gas reserves are in place or are being actively negotiated; agreements with governments, lenders and/or venture partners are in place or are being actively negotiated; proposals or requests for the development of any related facilities are awaiting approval; contractual arrangements that will permit future development are in progress; and/or firm plans are in place to carry out seismic activities (i.e. acquisition and/or (re)processing) to further appraise the discovered area.

Shell Annual Report and Form 20-F 2009	115
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

10 ASSOCIATED COMPANIES AND JOINT VENTURES

A – Information on the Shell share of equity-accounted investments

								$ MILLION
	2009			2008			2007

	Associated companies	Jointly controlled entities	Total	Associated companies	Jointly controlled entities	Total	Associated companies	Jointly controlled entities	Total

Revenue	23,136	36,456	59,592	31,843	52,571	84,414	26,638	43,971	70,609
Income for the period	1,397	3,579	4,976	2,994	4,452	7,446	2,485	5,749	8,234

	$ MILLION
	Dec 31, 2009			Dec 31, 2008

	Associated companies	Jointly controlled entities	Total	Associated companies	Jointly controlled entities	Total

Current assets	6,281	9,972	16,253	6,408	8,185	14,593
Non-current assets	26,562	20,812	47,374	24,137	18,462	42,599

Total assets	32,843	30,784	63,627	30,545	26,647	57,192

Current liabilities	5,803	7,095	12,898	6,525	6,334	12,859
Non-current liabilities	12,253	7,301	19,554	9,470	6,536	16,006

Total liabilities	18,056	14,396	32,452	15,995	12,870	28,865

Total assets less total liabilities	14,787	16,388	31,175	14,550	13,777	28,327

Represented by:
Interests in equity	13,513	16,165	29,678	13,102	13,764	26,866
Loans (of a long-term investment nature)	1,274	223	1,497	1,448	13	1,461

Income for 2008 for jointly controlled entities included gains of $1,395 million from the disposal of certain operations in Germany.

At December 31, 2009, Shell had capital commitments, being amounts contracted for with external parties, of $2.5 billion (2008: $2.4 billion) in respect of its joint ventures.

B – Major investments in associated companies and joint ventures

				DECEMBER 31, 2009
Segment	Name	Description	Country of incorporation	Shell interest	Fair value ($ million)

Upstream
	Aera	Jointly controlled entity	USA	52%
	Brunei LNG	Associated company	Brunei	25%
	Brunei Shell	Jointly controlled entity	Brunei	50%
	NAM	Jointly controlled entity	The Netherlands	50%
	Nigeria LNG	Associated company	Nigeria	26%
	Oman LNG	Associated company	Oman	30%
	Qatargas 4 LNG	Associated company	Qatar	30%
	Sakhalin Energy	Associated company	Bermuda	28%
	Woodside	Associated company	Australia	34%	10,892

Downstream
	CNOOC and Shell Petrochemicals (Nanhai)	Jointly controlled entity	China	50%
	Deer Park	Jointly controlled entity	USA	50%
	Infineum	Jointly controlled entity	The Netherlands	50%
	Motiva	Jointly controlled entity	USA	50%
	Saudi Arabia Refinery	Jointly controlled entity	Saudi Arabia	50%
	Saudi Petrochemical	Jointly controlled entity	Saudi Arabia	50%
	Showa Shell	Associated company	Japan	35%	1,082

All shareholdings in the above entities are in ordinary shares or the equivalent and are stated to the nearest percentage point. Fair value information is stated for those associated companies for which there are published price quotations, and represent the relevant share price on December 31, 2009 multiplied by the number of shares held.

Although Shell has a 52% investment in Aera, the governing agreements and constitutive documents for this entity do not allow Shell to control this entity as voting control is either split 50:50 between the shareholders or requires unanimous approval of the shareholders or their representatives. Consequently this entity has not been consolidated.

116	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 10 continued]

Shell has other major Upstream joint venture activities that operate as jointly controlled assets.

C – Transactions between subsidiaries and equity-accounted investments
Transactions with equity-accounted investments mainly comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

	$ MILLION
	2009	2008	2007

Charges to equity-accounted investments	28,399	40,401	30,974
Charges from equity-accounted investments	27,494	41,151	28,244

Balances outstanding at December 31, 2009, and 2008 in respect of the above transactions are shown in Notes 14 and 21.

Guarantees issued in respect of equity-accounted investments were $2.5 billion at December 31, 2009, (2008: $2.6 billion), mainly relating to project finance debt.

11 INVESTMENTS IN SECURITIES

Investments in securities comprise equity securities of $2,902 million (2008: $3,149 million) and debt securities of $972 million (2008: $916 million). Equity securities comprise primarily Shell’s 15% interests in each of the Malaysia LNG Dua Sendirian Berhad and Malaysia LNG Tiga Sendirian Berhad projects. Debt securities comprise a portfolio required to be held by Shell’s insurance companies as security for their activities.

Equity and debt securities carried at fair value totalled $3,823 million at December 31, 2009, comprising $1,153 million that is measured by reference to prices in active markets for identical assets and $2,670 million that is measured by reference to predominantly unobservable inputs. Movements during 2009 in the carrying amounts of investments in securities measured using predominantly unobservable inputs are as follows:

$ MILLION
At January 1, 2009	2,871
Losses recognised in other comprehensive income	(277)
Purchases	69
Sales	(2)
Currency translation differences	9

At December 31, 2009	2,670

Investments in securities valued by reference to predominantly unobservable inputs are all equity securities. Valuations are based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value.

At December 31, 2009, debt securities held for purposes other than trading, which include certain cash equivalents, are analysed by maturity below.

2009	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2010	2011	2012	2013	2014	2015 and after	Total

Fixed rate dollar debt securities	54	116	145	33	34	162	544
Average interest rate	3.9%	3.4%	3.9%	3.8%	3.5%	4.6%
Fixed rate euro debt securities	–	45	58	9	28	172	312
Average interest rate	–	4.6%	4.0%	4.1%	3.7%	4.4%
Fixed rate sterling debt securities	2	–	9	–	9	43	63
Average interest rate	4.7%	–	4.6%	–	4.5%	4.9%
Other fixed rate debt securities	123	–	–	–	1	39	163
Average interest rate	4.5%	–	–	–	6.2%	4.5%
Variable rate debt securities	5	–	–	1	2	14	22
Average interest rate	2.0%	–	–	7.8%	2.4%	5.1%

Total	184	161	212	43	74	430	1,104

Shell Annual Report and Form 20-F 2009	117
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 11 continued]

2008	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2009	2010	2011	2012	2013	2014 and after	Total

Fixed rate dollar debt securities	130	53	94	56	2	135	470
Average interest rate	4.1%	4.2%	3.5%	4.8%	9.8%	4.8%
Fixed rate euro debt securities	5	23	28	48	8	197	309
Average interest rate	3.3%	4.9%	4.6%	4.0%	4.3%	4.4%
Fixed rate sterling debt securities	2	2	–	4	–	43	51
Average interest rate	5.9%	4.7%	–	4.5%	–	4.5%
Other fixed rate debt securities	8	3	4	5	1	36	57
Average interest rate	4.3%	8.7%	5.5%	5.9%	7.9%	5.8%
Variable rate debt securities	28	–	–	–	–	37	65
Average interest rate	15.4%	–	–	–	–	6.1%

Total	173	81	126	113	11	448	952

At December 31, 2009, equity securities held for purposes other than trading amounted to $4,613 million (2008: $5,013 million), comprising equity securities and shares of the Company of $1,711 million (2008: $1,867 million), held in connection with share-based compensation plans (see Note 24).

12 OTHER NON-CURRENT ASSETS

		$ MILLION
	Dec 31, 2009	Dec 31, 2008

Loans to equity-accounted investments	1,833	1,545
Derivative contracts (see Note 23)	2,206	901
Prepayments and deferred charges	1,767	1,649
Other	3,352	2,669

Total	9,158	6,764

The fair value of financial assets included above approximates the carrying amount.

Other comprises sundry items, including sub-lease receivables (see Note 16) and investment-related deposits and receivables, none of which is individually significant.

13 INVENTORIES

		$ MILLION
	Dec 31, 2009	Dec 31, 2008

Oil and chemicals	25,946	18,160
Materials	1,464	1,182

Total	27,410	19,342

The cost of inventories recognised in income includes net write-downs and reversals of write-downs, which are driven primarily by fluctuations in oil prices. In 2009, net reversals were $1,535 million (2008: $1,770 million net write-downs; 2007: $261 million net reversals).

14 ACCOUNTS RECEIVABLE

		$ MILLION
	Dec 31, 2009	Dec 31, 2008

Trade receivables	29,872	30,813
Amounts owed by equity-accounted investments	2,098	1,805
Derivative contracts (see Note 23)	18,250	39,722
Prepayments and deferred charges	3,010	4,178
Other	6,098	5,522

Total	59,328	82,040

The fair value of financial assets included above approximates the carrying amount.

Other comprises sundry items, including tax recoverable (see Note 17) and investment-related receivables, none of which is individually significant.

118	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 14 continued]

Provisions for impairments deducted from accounts receivable amounted to $692 million at December 31, 2009 (2008: $675 million).

The ageing of trade receivables at December 31 is as follows:

		$ MILLION
	2009	2008

Not overdue	26,515	26,173
Overdue 1-30 days	1,825	2,423
Overdue 31-60 days	381	670
Overdue 61-90 days	101	468
Overdue 91-180 days	462	588
Overdue more than 180 days	588	491

Total	29,872	30,813

Information about credit risk is provided in Note 23.

15 CASH AND CASH EQUIVALENTS

		$ MILLION
	Dec 31, 2009	Dec 31, 2008

Cash	3,268	3,203
Short-term bank deposits	1,813	8,493
Money market funds and similar instruments	4,638	3,492

Total	9,719	15,188

Included in cash and cash equivalents at December 31, 2009 are amounts totalling $439 million (2008: $367 million) that are subject to currency controls and other legal restrictions.

16 DEBT AND LEASE ARRANGEMENTS

A – Debt

	$ MILLION
	Dec 31, 2009				Dec 31, 2008

	Debt (excluding finance lease obligations	)	Finance lease obligations	Total	Debt (excluding finance lease obligations	)	Finance lease obligations	Total

Short-term debt	1,490		–	1,490	7,879		–	7,879
Long-term debt due within one year	2,331		350	2,681	1,314		304	1,618

Current debt	3,821		350	4,171	9,193		304	9,497
Non-current debt	26,922		3,940	30,862	10,061		3,711	13,772

Total	30,743		4,290	35,033	19,254		4,015	23,269

The fair value of debt approximates the carrying amount.

As at December 31, 2009, debt issued by Shell International Finance B.V., a 100%-owned subsidiary of the Company, and underwritten by guarantees issued by the Company amounted to $28,120 million (2008: $16,200 million), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets.

Shell Annual Report and Form 20-F 2009	119
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 16 continued]

Shell has access to international debt capital markets via two commercial paper programmes (CP programmes), a euro medium-term note programme (EMTN programme) and a US universal shelf registration (US shelf registration). Issuances under the CP programmes are supported by a committed bank facility and cash. These arrangements and undrawn facilities at December 31, are summarised below:

		$ MILLION
	Facility		Amount undrawn

	2009	2008	2009	2008

CP programmes	20,000	20,000	20,000	13,675
EMTN programme	25,000	15,000	10,368	9,976
US shelf registration	unrestricted	unrestricted	n/a	n/a
Committed bank facility	2,500	2,500	2,500	2,500

Under the CP programmes, Shell can issue debt of up to $10 billion with maturities not exceeding 270 days and $10 billion with maturities not exceeding 397 days.

The EMTN programme is updated annually, most recently in June 2009. During 2009, debt totalling $10,524 million was issued under this programme.

The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration is updated every three years and at the last update in November 2008 was upgraded to unrestricted, reflecting Shell’s status as a “well-known seasoned issuer”. During 2009, debt totalling $7,500 million was issued under the registration.

The committed bank facility is available on same-day terms, at pre-agreed margins and is due to expire in 2012. The terms and availability are not conditional on Shell’s financial ratios or its financial credit ratings.

In addition, other subsidiaries have access to short-term bank facilities totalling $3,571 million at December 31, 2009 (2008: $3,175 million).

B – Debt (excluding finance lease obligations)
In accordance with risk management policy, Shell has entered into interest rate swaps against most of the fixed rate debt due to mature after more than one year, affecting the effective interest rate on these balances (see Note 23).

The following tables compare contractual cash flows for debt (excluding finance lease obligations) owed at December 31, by year of maturity, with the carrying amount in the Consolidated Balance Sheet. Contractual amounts reflect the effects of changes in currency exchange rates; differences from carrying amounts reflect the effects of discounting, premiums and, where hedge accounting is applied, fair value adjustments.

2009	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	Contractual repayments (excluding interest)

	2010	2011	2012	2013	2014	2015 and after	Total	Difference from carrying amount	Carrying amount

Fixed rate dollar debt	624	2,525	503	1	2,501	6,539	12,693	28	12,721
Average interest rate	4.7%	4.3%	5.0%	7.3%	4.0%	5.7%
Variable rate dollar debt	775	500	–	–	–	123	1,398	–	1,398
Average interest rate	1.3%	0.3%	–	–	–	0.0%
Fixed rate euro debt	473	1	2,521	3,603	–	7,568	14,166	66	14,232
Average interest rate	3.7%	4.5%	3.4%	3.0%	–	4.5%
Fixed rate sterling debt	809	–	–	–	–	–	809	–	809
Average interest rate	5.2%	–	–	–	–	–
Other fixed rate debt	204	280	–	–	–	–	484	11	495
Average interest rate	9.7%	2.3%	–	–	–	–
Other variable rate debt	936	139	12	1	–	–	1,088	–	1,088
Average interest rate	6.9%	5.5%	4.8%	8.4%	–	–

Total	3,821	3,445	3,036	3,605	2,501	14,230	30,638	105	30,743

The table above excludes interest estimated to be $1,342 million in 2010, $1,158 million in 2011, $1,033 million in 2012, $923 million in 2013, $814 million in 2014 and $714 million in 2015 and after (assuming interest rates with respect to variable rate debt remain constant and there is no change in aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table).

Other variable rate debt expected to mature in 2010 includes $130 million of Philippine peso debt with an average interest rate of 3.9%, $292 million of South African rand debt with an average interest rate of 7.7% and $131 million of Canadian dollar debt with an average interest rate of 1.8%.

120	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 16 continued]

2008	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	Contractual repayments (excluding interest)

	2009	2010	2011	2012	2013	2014 and after	Total	Difference from carrying amount	Carrying amount

Fixed rate dollar debt	6,821	506	1,001	503	1	3,539	12,371	290	12,661
Average interest rate	2.6%	5.2%	5.6%	5.0%	7.3%	5.4%
Variable rate dollar debt	521	156	5	–	–	122	804	–	804
Average interest rate	1.8%	3.8%	6.3%	–	–	0.0%
Fixed rate euro debt	530	423	1	–	–	2,117	3,071	163	3,234
Average interest rate	3.0%	4.0%	3.1%	–	–	4.6%
Variable rate euro debt	94	–	–	–	–	–	94	–	94
Average interest rate	2.4%	–	–	–	–	–
Fixed rate sterling debt	–	723	–	–	–	–	723	23	746
Average interest rate	–	5.3%	–	–	–	–
Variable rate sterling debt	18	–	–	–	–	–	18	–	18
Average interest rate	1.2%	–	–	–	–	–
Other fixed rate debt	464	–	286	–	1	–	751	11	762
Average interest rate	17.1%	–	2.1%	–	12.4%	–
Other variable rate debt	745	33	143	14	–	–	935	–	935
Average interest rate	8.5%	11.5%	7.8%	4.8%	–	–

Total	9,193	1,841	1,436	517	2	5,778	18,767	487	19,254

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

At December 31, 2009, short-term debt excluding the current portion of long-term debt comprises borrowings arranged by other subsidiaries. The weighted average interest rate was 7% (2008: 4%).

C – Lease arrangements
The future minimum lease payments for finance and operating leases and the present value of minimum finance lease payments at December 31, by payment date are as follows:

2009	$ MILLION
	Total future minimum finance lease payments	Interest	Present value of minimum finance lease payments	Total future minimum operating lease payments

2010	811	461	350	4,180
2011 – 2014	2,483	1,336	1,147	8,157
2015 and after	4,514	1,721	2,793	4,051

Total	7,808	3,518	4,290	16,388

2008	$ MILLION
	Total future minimum finance lease payments	Interest	Present value of minimum finance lease payments	Total future minimum operating lease payments

2009	608	304	304	4,648
2010 – 2013	2,008	1,094	914	9,905
2014 and after	4,076	1,279	2,797	4,712

Total	6,692	2,677	4,015	19,265

Operating lease expenses were as follows:

	$ MILLION
	2009	2008	2007

Minimum lease payments	3,513	3,339	3,091
Contingent rentals	14	68	63
Sub-lease income	(152)	(161)	(138)

Total	3,375	3,246	3,016

Shell Annual Report and Form 20-F 2009	121
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 16 continued]

Future minimum lease payments are stated before deduction of expected rental income from non-cancellable sub-leases of $666 million (2008: $53 million) in respect of finance leases and $427 million (2008: $397 million) in respect of operating leases.

Finance lease obligations include obligations under certain power generation contracts (“tolling agreements”). The present value of the future minimum lease payments under these contracts is $2,475 million at December 31, 2009 (2008: $2,513 million), of which $449 million (2008: $403 million) is denominated in Canadian dollars and the remainder in dollars. The carrying amount of related assets, which are recognised as property, plant and equipment, is $1,700 million at December 31, 2009, (2008: $1,609 million). The leases mature between 2021 and 2024 and the average interest rate is 8%.

Shell leases offshore production and storage equipment for use in the Parque das Conchas (BC10), in respect of which the present value of the future minimum lease payments at December 31, 2009, included within finance lease obligations, is $792 million (2008: $420 million). The leases mature in 2039 and the average interest rate is 21%.

D – Gearing and net debt
The gearing ratio at December 31 was as follows:

$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2009	2008

Non-current debt	30,862	13,772
Current debt	4,171	9,497

Total debt	35,033	23,269
Cash and cash equivalents	9,719	15,188

Net debt	25,314	8,081

Total equity	138,135	128,866
Total capital	163,449	136,947

Gearing ratio (net debt as percentage of total capital)	15.5%	5.9%

The movement in Shell’s net debt is as follows:

	$ MILLION
	Non-current debt	Current debt	Cash and cash equivalents	Net debt

At January 1, 2009	(13,772)	(9,497)	15,188	(8,081)
Cash flow	(18,231)	7,634	(5,575)	(16,172)
Other movements	1,186	(2,249)	–	(1,063)
Currency translation differences	(45)	(59)	106	2

At December 31, 2009	(30,862)	(4,171)	9,719	(25,314)

At January 1, 2008	(12,363)	(5,736)	9,656	(8,443)
Cash flow	(1,418)	(4,009)	5,609	182
Other movements	(130)	(214)	–	(344)
Currency translation differences	139	462	(77)	524

At December 31, 2008	(13,772)	(9,497)	15,188	(8,081)

Net debt excludes the following items:

	$ MILLION
	2009	2008

Net present value of operating lease obligations [A]	14,798	16,445
Under-funded retirement benefit obligations [B]	7,118	11,834
Fair value hedges related to debt [C]	(1,418)	(481)
Cash required for operational requirements	2,000	2,300

	22,498	30,098
Net debt, as reported	25,314	8,081

Adjusted net debt	47,812	38,179

[A]	Total future minimum operating lease payments at December 31 (see Note 16) discounted at 3% in 2009 (2008: 5%).
[B]	The excess of pension and other retirement obligations over related plan assets of $3,293 million (2008: $8,340 million) and $3,825 million (2008: $3,494 million) respectively (see Note 18).
[C]	The fair value of hedging derivatives in designated fair value hedges, net of related accrued interest.

122	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

17 TAXATION

A – Taxation charge for the period

	$ MILLION
	2009	2008	2007

Charge in respect of current period	10,912	24,841	19,960
Adjustment in respect of prior periods	(1,615)	(389)	116

Current taxation	9,297	24,452	20,076

Relating to the origination and reversal of temporary differences	(1,079)	(342)	(717)
Relating to changes in tax rates	(86)	96	(746)
Adjustment in respect of prior periods	170	138	37

Deferred taxation	(995)	(108)	(1,426)

Taxation charge	8,302	24,344	18,650

Reconciliations of the expected tax charge to the actual tax charge are as follows:

	$ MILLION
	2009	2008	2007

Income before taxation	21,020	50,820	50,576
Less: Share of profit of equity-accounted investments	(4,976)	(7,446)	(8,234)

Income before taxation and share of profit from equity-accounted investments	16,044	43,374	42,342
Applicable tax charge at statutory tax rates	9,634	23,673	20,323
Adjustment in respect of prior periods	(1,445)	(251)	153
Recognition/(derecognition) of tax losses	21	32	(116)
Income not subject to tax	(747)	(1,568)	(1,994)
Expenses not deductible for tax purposes	1,263	2,461	1,602
Taxable items deductible not expensed	(521)	(658)	(768)
Taxable income not recognised	214	498	321
Other reconciling items, including amounts relating to changes in tax rate	(117)	157	(871)

Taxation charge	8,302	24,344	18,650

The weighted average of statutory tax rates was 60.0% in 2009 (2008: 54.6%; 2007: 48.0%). The increase from 2008 to 2009 was due to a change in the geographical mix of income, with a greater proportion of Upstream income in 2009 arising in jurisdictions subject to relatively higher tax rates. The increase from 2007 to 2008 was due to a higher proportion of income arising in the Upstream segment, which is subject to relatively higher tax rates than other segments.

The taxation charge includes not only those of general application but also taxes at special rates levied on income from certain Upstream activities and various other taxes to which these activities are subjected.

The adjustments in respect of prior periods relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared with those used in establishing the current tax position or deferred tax balance in prior periods. The amount in 2009 relates primarily to adjustments following final settlement of multiple prior period tax returns in various jurisdictions.

B – Taxes payable

	$ MILLION
	Dec 31, 2009	Dec 31, 2008

Income taxes	5,385	4,917
Sales taxes, excise duties and similar levies and social law taxes	3,804	3,190

Total	9,189	8,107

Included in other receivables (see Note 14) is current tax receivable of $548 million (2008: $1,000 million).

Shell Annual Report and Form 20-F 2009	123
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 17 continued]

C – Deferred taxation
Movements in deferred tax liabilities and assets during the year, taking into consideration the offsetting balances within the same tax jurisdiction, are as follows:

DEFERRED TAX LIABILITIES	$ MILLION
	Property, plant and equipment	Retirement benefits	Other provisions	Other	Total

At January 1, 2009	16,022	1,382	(4,494)	(392)	12,518
Charged/(credited) to income	641	(360)	(433)	(196)	(348)
Other movements	(304)	109	64	594	463
Currency translation differences	1,409	126	(322)	(8)	1,205

At December 31, 2009	17,768	1,257	(5,185)	(2)	13,838

At January 1, 2008	17,527	340	(6,093)	1,265	13,039
(Credited)/charged to income	(293)	1,290	66	(964)	99
Other movements	1,019	89	843	(625)	1,326
Currency translation differences	(2,231)	(337)	690	(68)	(1,946)

At December 31, 2008	16,022	1,382	(4,494)	(392)	12,518

DEFERRED TAX ASSETS	$ MILLION
	Losses carried forward	Retirement benefits	Other provisions	Other	Total

At January 1, 2009	881	371	1,145	1,021	3,418
Credited to income	224	14	307	102	647
Other movements	200	(9)	53	75	319
Currency translation differences	55	7	101	(14)	149

At December 31, 2009	1,360	383	1,606	1,184	4,533

At January 1, 2008	1,146	464	541	1,102	3,253
(Charged)/credited to income	(77)	(34)	94	224	207
Other movements	(119)	(30)	781	(394)	238
Currency translation differences	(69)	(29)	(271)	89	(280)

At December 31, 2008	881	371	1,145	1,021	3,418

Other movements in deferred tax assets and liabilities relate mainly to acquisitions, reclassifications between assets and liabilities and amounts recognised in other comprehensive income and directly in equity (see Note 26).

Where the realisation of deferred tax assets is dependent on future profits, losses carried forward are recognised only to the extent that business forecasts predict that such profits will be available. At December 31, 2009, recognised losses carried forward amounted to $14,012 million (2008: $8,815 million).

Unrecognised losses amount to $2,875 million at December 31, 2009 (2008: $2,952 million) and expire as follows:

	$ MILLION
	2009	2008

In 1 year	8	45
In 2 years	10	6
In 3 years	16	24
In 4 years	19	31
In 5 years and after, including with no expiry	2,822	2,846

Earnings retained by subsidiaries and equity-accounted investments amounted to $122,646 million at December 31, 2009 (2008: $120,734 million). Provision has been made for withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either Shell does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

18 RETIREMENT BENEFITS

Retirement plans are provided for employees of all major subsidiaries. The nature of such plans varies according to the legal and fiscal requirements and economic conditions of the country in which the employees are engaged. Generally, the plans provide defined benefits based on employees’ years of service and average/final pensionable remuneration.

124	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 18 continued]

Some subsidiaries have established unfunded defined benefit plans to provide certain other retirement healthcare and life insurance benefits (other benefits) to their retirees. Entitlement to these other benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period.

	$ MILLION
	Pension benefits		Other benefits

	2009	2008	2009	2008

Change in defined benefit obligation
Obligations for benefits based on employee service to date at January 1	52,639	62,523	3,494	3,179
Increase in present value of the obligation for benefits based on employee service during the year	965	1,202	57	59
Interest on the obligation for benefits in respect of employee service in previous years	3,131	3,337	222	187
Benefit payments made	(2,862)	(2,963)	(138)	(134)
Actuarial losses/(gains)	5,472	(3,698)	(28)	269
Other movements	281	(151)	177	(6)
Currency translation differences	3,092	(7,611)	41	(60)

Obligations for benefits based on employee service to date at December 31	62,718	52,639	3,825	3,494

Change in plan assets
Plan assets held in trust at fair value at January 1	44,299	76,198
Expected return on plan assets	3,142	4,974
Actuarial gains/(losses)	6,256	(27,061)
Employer contributions	5,216	1,636
Plan participants’ contributions	88	75
Benefit payments made	(2,862)	(2,963)
Other movements	25	80
Currency translation differences	3,261	(8,640)

Plan assets held in trust at fair value at December 31	59,425	44,299

Plan assets in excess of/(less than) the present value of obligations for benefits at December 31	(3,293)	(8,340)	(3,825)	(3,494)
Unrecognised net actuarial losses since adoption of IFRS	10,640	12,085	43	69
Unrecognised past service cost/(credit)	12	12	48	14

Net amount recognised	7,359	3,757	(3,734)	(3,411)

	$ MILLION
	Total		Pension benefits		Other benefits

	2009	2008	2009	2008	2009	2008

Amounts recognised in the Consolidated Balance Sheet:
Pre-paid pension costs	10,009	6,198	10,009	6,198
Retirement benefit obligations:
Non-current	(5,923)	(5,469)	(2,387)	(2,241)	(3,536)	(3,228)
Current	(461)	(383)	(263)	(200)	(198)	(183)

Net amount recognised	3,625	346	7,359	3,757	(3,734)	(3,411)

ADDITIONAL INFORMATION	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2009	2008	2007	2006	2005

Pension benefits
Obligation for pension benefits in respect of unfunded plans	3,087	2,684	2,505	1,931	1,904
Obligation for pension benefits in respect of funded plans	59,631	49,955	60,018	58,327	53,773

Total defined benefit obligation	62,718	52,639	62,523	60,258	55,677

Experience adjustments as a percentage of the total benefit obligation	(0.5)%	1.0%	0.7%	0.7%	0.2%
Plan assets	59,425	44,299	76,198	67,479	54,650
Experience adjustments as a percentage of plan assets	10.5%	(61.1)%	1.3%	6.1%	10.8%
Plan (deficit)/surplus	(3,293)	(8,340)	13,675	7,221	(1,027)
Actual return on plan assets	9,398	(22,087)	5,846	8,133	9,290

Other benefits
Total benefit obligation (unfunded)	3,825	3,494	3,179	3,163	3,143
Experience adjustments as a percentage of the total benefit obligation	(1.9)%	0.6%	6.0%	0.7%	0.0%

Shell Annual Report and Form 20-F 2009	125
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 18 continued]

Employer contributions to defined benefit pension plans during 2010 are estimated to be $2.1 billion.

BENEFIT COSTS	$ MILLION
	Pension benefits			Other benefits

	2009	2008	2007	2009	2008	2007

Service cost	965	1,202	1,188	57	59	50
Interest cost	3,131	3,337	3,051	222	187	171
Expected return on plan assets	(3,142)	(4,974)	(4,821)
Other components	1,033	(383)	158	144	7	68

Cost/(income) of defined benefit plans	1,987	(818)	(424)	423	253	289
Payments to defined contribution plans	269	263	233

Total	2,256	(555)	(191)	423	253	289

Benefit costs are reported principally within production and manufacturing expenses in the Consolidated Statement of Income.

Weighted average plan asset allocations by asset category for the principal pension plans in Shell are:

		Percentage of plan assets at
	Target allocation at	Dec 31,
	Dec 31, 2009	2009	2008

Equities	47%	53%	49%
Debt securities	43%	40%	48%
Real estate	6%	2%	2%
Other	4%	5%	1%

Total	100%	100%	100%

Long-term investment strategies of plans are generally determined by the responsible pension fund trustees using a structured asset liability modelling approach to determine the asset mix that best meets the objectives of optimising investment returns within agreed risk levels while maintaining adequate funding levels.

Assumptions and sensitivities

DEFINED BENEFIT PENSION PLANS
The weighted averages for the principal assumptions applicable for the principal defined benefit pension plans in Shell are:

	2009	2008	2007

Assumptions used to determine benefit obligations at December 31
Expected rates of increase in pensionable salaries	5.5%	4.4%	4.0%
Discount rates	5.5%	6.0%	5.7%

Assumptions used to determine benefit costs for year ended December 31
Expected rates of increase in pensionable salaries	4.4%	4.0%	3.9%
Discount rates	6.0%	5.7%	5.0%
Expected rates of return on plan assets	6.7%	6.9%	7.1%

Demographic (including mortality) assumptions are determined in the light of local conditions. Mortality assumptions are reviewed annually and are based on the latest available standard mortality tables for individual countries concerned, adjusted where appropriate to reflect the experience of Shell. In 2009, new mortality tables were adopted for some countries, notably the UK. At December 31, 2009, the average total life expectancy for males and females currently aged 60 years is 86 years and 88 years respectively (2008: 85 years and 87 years respectively).

The long-term assumptions for pensionable salary increases, used to determine benefit obligations at December 31, 2009, were increased by 0.75% in respect of UK plans (2008: 0.50% decrease) and by 0.25% in respect of US plans (2008: no change), reflecting market-related changes in the underlying inflation assumption for these plans.

The assumptions for discount rates reflected decreases of AA rated corporate bond yields of 0.70% in the Eurozone (2008: 0.40% increase), of 0.30% in the UK (2008: 0.20% increase) and of 0.30% in the USA (2008: 0.20% increase).

126	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 18 continued]

For pension benefits, the sensitivity at December 31, 2009, to a change of one percentage point in certain principal assumptions is as follows:

	$ MILLION
	One-percentage point

	Increase	Decrease

Expected rates of increase in pensionable salaries
Change in defined benefit obligation	2,069	(1,837)
Change in annual pension benefit cost (pre-tax)	241	(211)
Discount rates
Change in defined benefit obligation	(7,783)	9,762
Change in annual pension benefit cost (pre-tax)	(127)	134
Expected rates of return on plan assets
Change in annual pension benefit cost (pre-tax)	(588)	588

The effect of an increase/(decrease) of one year in life expectancy would be to increase/(decrease) the defined benefit obligation by approximately $1,893 million/($1,965 million).

The impact on the retirement benefit obligation reflected in Shell’s Consolidated Balance Sheet and on Shell’s annual pension benefit cost of changes in assumptions described above excludes the effects of any amortisation of actuarial gains and losses resulting from such changes. The amortisation would vary from year to year by fund depending on whether or not the cumulative unrecognised actuarial gains and losses exceed the corridor (see Note 2). Any amounts outside the corridor would be recognised in income over the expected average remaining employee working lives for the relevant fund, the average of which across all funds at December 31, 2009, is 12 years (2008: 13 years).

Other defined benefit plans
The weighted averages for the discount rate and healthcare cost trend rates applicable for the principal other benefit plans in Shell are:

	2009	2008	2007

Discount rates (used to determine benefit obligations)	5.9%	6.3%	6.0%
Healthcare cost trend rate in year after reporting year	7.9%	8.2%	8.1%
Ultimate healthcare cost trend rate	4.3%	4.2%	4.6%
Year ultimate healthcare cost trend rate is applicable	2027	2027	2013

The effect of a one percentage point increase/(decrease) at December 31, 2009, in the annual rate of increase in the assumed healthcare cost trend rates would be to increase/(decrease) the defined benefit obligation by approximately $479 million/($394 million) and the annual benefit cost (pre-tax) by approximately $34 million/($28 million).

19 OTHER PROVISIONS

	$ MILLION
	Current		Non-current		Total

	2009	2008	2009	2008	2009	2008

Decommissioning and restoration	653	514	11,633	9,982	12,286	10,496
Environmental	365	321	891	842	1,256	1,163
Redundancy	1,492	203	157	107	1,649	310
Litigation	201	249	499	709	700	958
Other	1,096	1,164	868	930	1,964	2,094

Total	3,807	2,451	14,048	12,570	17,855	15,021

Shell Annual Report and Form 20-F 2009	127
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 19 continued]

Movements in provisions are as follows:

	$ MILLION
	Decommissioning and restoration	Environmental	Redundancy	Litigation	Other	Total

At January 1, 2009	10,496	1,163	310	958	2,094	15,021
Additional provisions	265	192	1,535	196	680	2,868
Amounts charged against provisions	(424)	(189)	(171)	(489)	(776)	(2,049)
Accretion expense	638	26	–	9	55	728
Reclassifications and other movements	488	13	(27)	8	(155)	327
Currency translation differences	823	51	2	18	66	960

At December 31, 2009	12,286	1,256	1,649	700	1,964	17,855

At January 1, 2008	11,226	1,212	561	1,116	2,335	16,450
Additional provisions	198	245	85	149	271	948
Amounts charged against provisions	(147)	(240)	(305)	(293)	(397)	(1,382)
Accretion expense	609	35	–	6	30	680
Reclassifications and other movements	456	(5)	(12)	13	16	468
Currency translation differences	(1,846)	(84)	(19)	(33)	(161)	(2,143)

At December 31, 2008	10,496	1,163	310	958	2,094	15,021

The timing and amounts settled in respect of these provisions are uncertain and dependent on various factors that are not always within management’s control.

Of the decommissioning and restoration provision at December 31, 2009, an estimated $3 billion is expected to be utilised within one to five years, $4 billion within six to ten years, and the remainder in later periods.

Reviews of estimated decommissioning and restoration costs are carried out annually, which in 2009 resulted in an increase of $477 million (2008: $1,520 million) in both the provision, reported within “Reclassifications and other movements”, and the corresponding property, plant and equipment assets reported within “Sales, retirements and other movements” in Note 9. Offsetting this increase in 2008 was a reduction resulting from disposals of assets, primarily in the UK and USA, of $1,032 million.

Provisions for environmental remediation costs relate to a number of events in different locations, none of which is individually significant.

The additional provisions for redundancy in 2009 of $1,535 million mainly relate to around 5,000 staff who are leaving Shell as a result of a restructuring programme.

Provisions for litigation costs at December 31, 2009 relate to a number of cases, none of which is individually significant. Further information is given in Note 28. In 2009, Shell concluded the settlement of claims arising from the 2004 recategorisation of certain hydrocarbon reserves.

Included in other provisions at December 31, 2009, are $750 million (2008: $656 million) relating to employee end-of-service benefits.

20 OTHER NON-CURRENT LIABILITIES

	$ MILLION
	Dec 31, 2009	Dec 31, 2008

Advance payments received under long-term supply contracts	508	548
Customer deposits	122	123
Liabilities under employee benefit plans	451	400
Derivative contracts (see Note 23)	987	595
Deferred income	800	676
Other	1,718	1,335

Total	4,586	3,677

The fair value of financial liabilities included above approximates the carrying amount.

Other comprises sundry items, none of which is individually significant.

128	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

21 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	$ MILLION
	Dec 31, 2009	Dec 31, 2008

Trade payables	29,379	25,705
Amounts due to equity-accounted investments	3,412	3,879
Derivative contracts (see Note 23)	17,755	38,277
Accruals and deferred income	12,540	13,408
Other	4,075	3,822

Total	67,161	85,091

The fair value of financial liabilities included above approximates the carrying amount.

Other comprises sundry items, none of which is individually significant.

22 ORDINARY SHARE CAPITAL

AUTHORISED	NUMBER OF SHARES
	Dec 31, 2009	Dec 31, 2008

Class A shares of €0.07 each	4,077,359,886	4,077,359,886
Class B shares of €0.07 each	2,759,360,000	2,759,360,000
Unclassified shares of €0.07 each	3,163,280,114	3,163,280,114
Sterling deferred shares of £1 each	50,000	50,000

ISSUED AND FULLY PAID	NUMBER OF SHARES
	shares of €0.07 each		shares of £1 each

	Class A	Class B	Sterling deferred

At January 1 and December 31, 2009	3,545,663,973	2,695,808,103	50,000

At January 1, 2008	3,583,505,000	2,759,360,000	50,000
Shares repurchased for cancellation	(37,841,027)	(63,551,897)	–

At December 31, 2008	3,545,663,973	2,695,808,103	50,000

NOMINAL VALUE	$ MILLION
	shares of €0.07 each

	Class A	Class B	Total

At January 1 and December 31, 2009	300	227	527

At January 1, 2008	303	233	536
Shares repurchased for cancellation	(3)	(6)	(9)

At December 31, 2008	300	227	527

The total nominal value of sterling deferred shares is less than $1 million.

23 FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS

Financial instruments and other derivative contracts in the Consolidated Balance Sheet comprise investments in securities (see Note 11), cash and cash equivalents (see Note 15), debt (see Note 16) and certain amounts (including derivatives) reported within other non-current assets (see Note 12), accounts receivable (see Note 14), other non-current liabilities (see Note 20) and accounts payable and accrued liabilities (see Note 21).

A – Risks
In the normal course of business, Shell uses financial instruments of various kinds for the purposes of managing exposure to interest rate, currency and commodity price movements.

Shell has treasury standards applicable to all subsidiaries, and each subsidiary is required to adopt a treasury policy consistent with these standards. These policies cover financing structure, interest rate and foreign exchange risk management, insurance, counterparty risk management and derivative instruments, as well as the treasury control framework. Wherever possible, treasury operations are carried out through specialist regional organisations without removing from each subsidiary the responsibility to formulate and implement appropriate treasury policies.

Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most subsidiaries is not permitted by their treasury policy.

Shell Annual Report and Form 20-F 2009	129
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 23 continued]

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

Interest rate risk
Most of Shell’s debt is raised from central borrowing programmes. Shell has entered into interest rate swaps and currency swaps to effectively convert most centrally issued debt to floating rate dollar LIBOR (London Inter-Bank Offer Rate), reflecting its policy to have debt mainly denominated in dollars and to maintain a largely floating interest rate exposure profile. Consequently Shell is exposed predominantly to dollar LIBOR interest rate movements. The financing of most subsidiaries is also structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

On the basis of the floating rate net debt position at December 31, 2009, and assuming no other changes occur (such as changes in currency exchange rates) and that no further interest rate management action is taken, an increase/decrease in interest rates of 1% would increase/decrease pre-tax net interest expense by $163 million (2008: $18 million).

Foreign exchange risk
Many of the markets in which Shell operates are priced, directly or indirectly, in dollars. As a result, the functional currency of most Upstream companies and those with significant cross-border business is the dollar. For Downstream companies, the local currency is typically also the functional currency. Consequently, Shell is exposed to varying levels of foreign exchange risk when it enters into transactions that are not denominated in the companies’ functional currencies, when foreign currency monetary assets and liabilities are translated at the reporting date and as a result of holding net investments in operations that are not dollar-functional. The main currencies to which Shell is exposed are sterling, the Canadian dollar, euro and Australian dollar. Each company has treasury policies in place that are designed to measure and manage their foreign exchange exposures by reference to their functional currency.

Fluctuations in exchange rates can have a significant effect on income; however, the total impact is not separately quantifiable because some effects are absorbed into individual companies’ earnings as they feed through into the price of products and/or their cost base.

Exchange rate gains and losses arise in the normal course of business from the recognition of receivables and payables and other monetary items in currencies other than individual companies’ functional currency. Currency exchange risk may also arise in connection with capital expenditure. For major projects, an assessment is made at the final investment decision stage whether to hedge any resulting exposure.

Shell does not generally undertake hedging of net investments in foreign operations or of income that arises in foreign operations that are non-dollar functional.

Foreign exchange gains and losses arising from foreign currency transactions included in income are presented in Note 4.

Price risk
Certain subsidiaries have a mandate to trade natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products, and to use commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are contained within authorised limits.

Shell uses risk management systems for recording and valuing instruments. There is regular review of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques (see below), daily monitoring of trading positions against limits and marking-to-market of trading exposures with a department independent of traders reviewing the market values applied to trading exposures. Shell’s exposure to significant trading losses is therefore considered limited.

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

VALUE-AT-RISK (PRE-TAX)	$ MILLION
	2009				2008

	High	Low	Average	Year end	High	Low	Average	Year end

Oil and chemicals	52	8	17	14	33	5	17	28
Gas and power	20	5	10	12	28	6	17	15

130	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 23 continued]

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

In the prevailing international credit environment, Shell applies a variety of measures to reduce and diversify risk exposure. These measures include detailed credit analysis and monitoring of trading partners, restricting large-volume trading activities to the highest-rated counterparties, shortening exposure duration, and taking collateral or other security. As Shell’s treasury and trading operations are highly centralised, these measures have proved reasonably effective in controlling credit exposures associated with managing Shell’s substantial cash and cash equivalents, foreign exchange and commodity positions. Credit information is regularly shared between business and finance functions, with dedicated teams in place to quickly identify and respond to cases of credit deterioration. Mitigation measures are defined and implemented for high-risk business partners and customers, and include shortened payment terms, collateral or other security posting and vigorous collections.

LIQUIDITY RISK
Liquidity risk is the risk that suitable sources of funding for Shell’s business activities may not be available. Shell believes that it has access to sufficient debt funding sources (capital markets), and to undrawn committed borrowing facilities to meet currently foreseeable requirements. Information about Shell’s borrowing facilities is presented in Note 16.

Shell’s long-term debt ratings, assigned by Moody’s Investors Services and Standard and Poor’s Ratings Services respectively, are Aa1 and AA, and its short-term commercial paper programmes are rated Prime-1 and A-1+. Shell has access to a wide range of funding alternatives at competitive rates.

Surplus cash is invested in a range of short-dated money market instruments, including commercial paper, time deposits and money market funds, which seek to ensure the security and liquidity of investments while optimising yield. In all cases investments are only permitted in high credit quality institutions/funds, with diversification of investment supported by maintaining counterparty credit limits.

B – Derivative contracts
The following tables provide a summary of the carrying amounts of derivative contracts held at December 31 and a reconciliation to Shell’s Consolidated Balance Sheet.

	$ MILLION
	2009			2008

	Asset	Liability	Net	Asset	Liability	Net

Interest rate swaps	226	(5)	221	367	–	367
Forward foreign exchange contracts	235	(258)	(23)	1,228	(594)	634
Currency swaps	1,830	(313)	1,517	669	(354)	315
Commodity swaps, options, futures and forwards	17,842	(17,349)	493	38,144	(37,475)	669
Other contracts	323	(817)	(494)	215	(449)	(234)

Total	20,456	(18,742)	1,714	40,623	(38,872)	1,751

Included within:
Accounts receivable (Note 14)	18,250			39,722
Accounts payable and accrued liabilities (Note 21)		(17,755)			(38,277)
Other non-current assets (Note 12)	2,206			901
Other non-current liabilities (Note 20)		(987)			(595)

Total	20,456	(18,742)		40,623	(38,872)

The maximum exposure to credit risk is the fair value of the derivative assets.

Shell Annual Report and Form 20-F 2009	131
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 23 continued]

The carrying amounts of derivative contracts held at December 31, 2009, categorised according to the predominant source and nature of inputs used in determining the fair value of each contract, are as follows:

	$ MILLION
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total

Interest rate swaps	–	221	–	221
Forward foreign exchange contracts	–	(23)	–	(23)
Currency swaps	–	1,517	–	1,517
Commodity swaps, options, futures and forwards	(182)	1,289	(614)	493
Other contracts	1	156	(651)	(494)

Total	(181)	3,160	(1,265)	1,714

Financial instruments are used mainly as hedging instruments, although hedge accounting is not always applied. Consequently, movements in the carrying amounts of hedging instruments that are recognised in income are generally offset by movements in the underlying hedged items. In the case of currency hedges, gains and losses are offset by translation differences recognised in respect of the related transactions; in the case of commodity price hedges, gains and losses are offset by movements in the carrying amounts of the related forward contracts. Net losses before tax on these contracts, excluding realised commodity forward contracts and those accounted for as hedges, are $3,505 million in 2009 (2008: $505 million gains; 2007: $1,674 million losses).

Shell has designated certain derivatives as fair value hedges which were mainly entered into to mitigate interest rate risk on certain fixed rate debt and price risk on a fixed price commodity purchase contract. Net losses on the hedged items in 2009 are $1,098 million (2008: $778 million; 2007: $216 million); net gains on the hedging instruments in 2009 are $985 million (2008: $789 million; 2007: $212 million).

During 2009, accumulated losses on cash flow hedges of $318 million, previously recognised in other comprehensive income, were recognised in revenue (2008: $1 million; 2007: $201 million), as a result of previously forecast transactions that are no longer expected to occur.

Movements during 2009 in the carrying amounts of derivative contracts measured using predominantly unobservable inputs are as follows:

$ MILLION
At January 1, 2009	(909)
Net losses recognised in revenue	(245)
Purchases	1,213
Sales	(1,228)
Settlements	48
Recategorisations (net)	(91)
Currency translation differences	(53)

At December 31, 2009	(1,265)

Included in net losses recognised in revenue for 2009 are unrealised net losses totalling $819 million relating to assets and liabilities held at December 31, 2009.

INTEREST RATE SWAPS
Interest rate swaps held at December 31 by expected year of maturity are as follows. The variable interest rate component of contracts is generally linked to inter-bank offer rates. Interest is generally settled on a net basis.

2009	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
Dollar	2010	2011	2012	2013	2014	2015 and after	Contract/ notional amount	Carrying amount

Contract/notional amount	500	2,500	500	–	2,500	1,750	7,750	221
Average pay rate	0.9%	0.8%	0.9%	–	2.2%	0.9%
Average receive rate	5.1%	4.4%	5.0%	–	4.0%	4.7%

132	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 23 continued]

2008	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
Dollar	2009	2010	2011	2012	2013	2014 and after	Contract/ notional amount	Carrying amount

Contract/notional amount	500	500	1,000	500	–	750	3,250	367
Average pay rate	3.9%	3.4%	3.1%	3.0%	–	3.2%
Average receive rate	4.8%	5.1%	5.6%	5.0%	–	5.2%

FORWARD FOREIGN EXCHANGE CONTRACTS AND CURRENCY SWAPS
Forward foreign exchange contracts and currency swaps held at December 31, by expected year of maturity, are as follows. All of these are entered into in order to manage foreign exchange risk exposure; however, hedge accounting has not been applied to the majority of them. Cash flows exchanged for currency swaps are generally the gross amount of interest on the contract/notional amount.

Average contractual exchange rates in the tables that follow are expressed as the number of units of the currency being sold for one unit of the currency being bought.

2009 (CONTRACTS MAINLY MATURE IN 2010)	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	Average contractual exchange rate	Contract/ notional amount	Carrying amount

Buy sterling/sell dollar	1.62	7,130	(26)
Buy dollar/sell Canadian dollar	1.05	6,875	(17)
Buy euro/sell dollar	1.47	3,406	(70)
Buy dollar/sell Norwegian krone	5.74	2,452	17
Buy dollar/sell Australian dollar	1.11	1,824	6
Buy Canadian dollar/sell dollar	0.95	1,446	8
Buy dollar/sell Danish krone	5.03	1,320	34
Buy dollar/ sell sterling	0.62	1,267	(7)
Buy dollar/sell euros	0.69	894	5
Buy New Zealand dollar/sell dollar	0.71	655	11
Buy Singapore dollar/sell dollar	0.71	650	–
Buy Norwegian krone/sell dollar	0.17	615	2
Buy dollar/Sell Singapore dollar	1.40	599	–
Buy Qatar riyal/sell dollar	0.27	588	–
Other contracts with contract/notional amount less than $500 million each		2,892	14

Total		32,613	(23)

2008 (CONTRACTS MAINLY MATURE IN 2009)	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	Average contractual exchange rate	Contract/ notional amount	Carrying amount

Buy euro/sell dollar	1.31	7,838	515
Buy sterling/sell dollar	1.53	4,690	(275)
Buy dollar/sell Canadian dollar	1.14	4,454	281
Buy dollar/sell Norwegian krone	6.39	2,111	189
Buy dollar/sell euro	0.73	1,923	(41)
Buy dollar/sell Danish krone	5.48	1,466	(47)
Buy dollar/sell Australian dollar	1.45	1,056	4
Buy Singapore dollar/sell dollar	0.69	650	5
Buy Danish krone/sell dollar	0.19	626	2
Buy Canadian dollar/sell dollar	0.82	617	7
Buy dollar/sell Singapore dollar	1.45	585	(5)
Buy Qatar riyal/sell dollar	0.27	542	1
Buy dollar/sell sterling	0.66	533	24
Other contracts with contract/notional amount less than $500 million each		3,621	(26)

Total		30,712	634

Of the total contract/notional amount at December 31, 2009, $28.1 billion (2008: $25.2 billion) relates to the outstanding forward leg of contracts in place to manage foreign currency cash balances.

Shell Annual Report and Form 20-F 2009	133
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 23 continued]

Currency swaps

2009	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
		Contract/notional amount

	Average contractual exchange rate	2010	2011	2012	2013	2014	2015 and after	Total	Carrying amount

Fixed to floating interest rates:
Buy dollar/sell euro	0.76	432	–	2,522	3,603	–	7,566	14,123	1,724
Buy dollar/sell Canadian dollar	1.14	539	261	153	132	–	–	1,085	(192)
Buy dollar/sell sterling	0.52	807	–	–	–	–	–	807	(106)
Buy Canadian dollar/sell dollar	0.86	94	72	–	–	–	–	166	128
Buy dollar/sell Swiss franc	1.30	–	291	–	–	–	–	291	70
Buy sterling/sell dollar	1.85	–	–	–	–	–	153	153	(19)
Floating to floating Interest Rates
Buy Malaysian ringgit /sell dollars	3.45	140	–	245	210	–	–	595	–
Buy Australian dollar/sell dollar	0.78	–	391	–	–	–	–	391	(64)
Buy dollar/sell Brazilian real	1.88	13	–	–	–	206	–	219	(18)
Buy dollar/sell Thai baht	32.93	–	–	169	–	–	–	169	(5)
Other contracts		12	3	7	–	–	–	22	(1)

Total		2,037	1,018	3,096	3,945	206	7,719	18,021	1,517

2008	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
		Contract/notional amount

	Average contractual exchange rate	2009	2010	2011	2012	2013	2014 and after	Total	Carrying amount

Fixed to floating interest rates:
Buy dollar/sell euro	0.76	493	423	–	–	–	2,114	3,030	406
Buy dollar/sell Canadian dollar	1.17	628	304	184	95	86	–	1,297	77
Buy dollar/sell sterling	0.52	–	723	–	–	–	–	723	(183)
Buy dollar/sell Brazilian real	2.27	216	–	–	–	–	154	370	(79)
Buy Canadian dollar/sell dollar	0.85	240	5	40	–	–	–	285	(3)
Buy dollar/sell Swiss franc	1.30	–	–	284	–	–	–	284	60
Buy sterling/sell dollar	1.86	–	–	–	–	–	107	107	(30)
Other contracts		26	–	–	90	–	–	116	6
Floating to floating interest rates:
Buy euro/sell dollar	1.42	1,071	–	–	–	–	–	1,071	8
Buy Malaysian ringgit/sell dollar	3.48	93	140	–	139	36	–	408	4
Buy Australian dollar/sell dollar	0.72	–	–	391	–	–	–	391	47
Buy dollar/sell Thai baht	33.89	66	–	–	162	–	–	228	3
Other contracts		–	14	6	–	–	–	20	(1)

Total		2,833	1,609	905	486	122	2,375	8,330	315

COMMODITY SWAPS, OPTIONS, FUTURES AND FORWARDS
Shell enters into derivative contracts to supply or acquire physical volumes of commodities at future dates in the course of its trading operations. Financial derivative instruments are used to manage the resultant price exposures. The fair value of the assets and liabilities arising will therefore tend to equate, irrespective of price movements, because for most contracts held for trading there are offsetting physical or financial derivative contracts to mitigate price exposure. Shell manages the liquidity risk associated with these contracts on a fair value basis. As such, the maximum exposure to liquidity risk is the undiscounted fair value of the physical and financial derivative liabilities. Commodity swaps, options and futures held at December 31, 2009, carried a total undiscounted liability of $11,158 million (2008: $27,059 million) and forward sale and purchase contracts carried a total undiscounted liability of $6,390 million (2008: $10,802 million). These contracts are generally held for trading with the majority maturing within one year.

For a minority of commodity derivatives, carrying amounts cannot be derived from quoted market prices or other observable inputs, in which case fair value is estimated using valuation techniques such as Black-Scholes and option spread models, with assumptions developed internally based on observable market activity. Commodity derivatives are generally economically hedged as a portfolio. As such, gains and losses associated with instruments that are measured using unobservable inputs are not reflective of trends occurring in the underlying business, and are typically offset by gains and losses associated with similar instruments that are measured using quoted market prices or other observable inputs.

134	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 23 continued]

OTHER CONTRACTS
Other contracts include certain contracts that are held to sell or purchase commodities, and other contracts containing embedded derivatives, which are required to be recognised at fair value because of pricing or delivery conditions, even though they are only entered into to meet operational requirements. At December 31, 2009, the total contract/notional amount of these contracts, which are mainly contracts for the delivery of gas, was $5,472 million (2008: $5,332 million), and their fair value was $494 million (liability) (2008: $234 million (liability)). These contracts are expected to mature between 2010 and 2025, with certain contracts having early termination rights (for either party). Valuations are derived from quoted market prices for the next two years; thereafter, from forward gas price curve formulae used in similar contracts, estimated by reference to equivalent oil prices, which are also adjusted for credit risk. Future oil price assumptions are the most significant input to this model, such that a decrease of $10 per barrel in the projected oil price would decrease the fair value of the liability estimate, and increase pre-tax income, by $380 million.

COLLATERAL
The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2009, and presented within accounts receivable (see Note 14), was $311 million (2008: $739 million). The carrying amount of collateral held at December 31, 2009, and presented within accounts payable and accrued liabilities (see Note 21), was $512 million (2008: $1,985 million).

24 SHARE-BASED COMPENSATION PLANS AND TREASURY SHARES

A – Share-based compensation plans
There are a number of share-based compensation plans for employees of Shell, principally the Performance Share Plan, the UK Sharesave Scheme, plans containing stock appreciation rights and share options plans (replaced by the Performance Share Plan from 2005).

The total expense for share-based compensation plans was $642 million (2008: $241 million; 2007: $589 million), comprising $504 million relating to equity-settled plans (2008: $405 million; 2007: $373 million) and $138 million relating to cash-settled plans (2008: $(164) million; 2007: $216 million). The fair value of share-based compensation awarded in 2009 was $386 million (2008: $632 million; 2007: $472 million).

The total liability for cash-settled plans at December 31, 2009, is $350 million (2008: $217 million). The intrinsic value of all vested cash-settled plans at December 31, 2009, is $141 million (2008: $108 million).

Information on the principal plans is given below.

PERFORMANCE SHARE PLAN
Conditional awards of the Company’s shares are made under an amended long-term incentive plan that is called the Performance Share Plan when making awards to employees who are not Executive Directors. The actual amount of shares that may vest, ranging from 0-200% of the conditional awards, depends on the measurement of the prescribed performance conditions over a three-year period beginning on January 1 of the award year. For awards made in 2005 and 2006 the extent to which the awards vest depends on the total shareholder return of Shell compared with four of its main competitors (“relative TSR”) over the measurement period. For the awards made from 2007 to 2009, the extent to which the awards vest will be determined by two performance conditions. The relative TSR measure over the measurement period will be used to determine the vesting of half the award and the other half of the award will be linked to the Shell scorecard results.

The following table shows, for 2008 and 2009, shares granted, vested and expired or forfeited:

PERFORMANCE SHARE PLAN
	Number of Royal Dutch Shell plc shares

	Class A (thousands)	Class B (thousands)	Class A ADRs (thousands)	Weighted average remaining contractual life (years)

At January 1, 2009	19,078	8,781	6,358	1.2
Granted	8,700	3,558	2,800
Vested	(2,168)	(1,283)	(871)
Expired/forfeited	(2,499)	(1,376)	(939)

At December 31, 2009	23,111	9,680	7,348	1.1

At January 1, 2008	15,305	7,981	5,361	1.1
Granted	8,498	3,525	2,838
Vested	(2,815)	(1,670)	(1,044)
Expired/forfeited	(1,910)	(1,055)	(797)

At December 31, 2008	19,078	8,781	6,358	1.2

Shell Annual Report and Form 20-F 2009	135
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 24 continued]

OTHER PRINCIPAL PLANS
Employees of participating companies in the UK may participate in the UK Sharesave Scheme. Share options are granted over the Company’s Class B shares at a price set at the date specified in the invitation. Options are granted on a date not normally more than 30 days after the option price is determined and are normally exercisable after a three-year or five-year contractual savings period. There are 2.0 million shares under option at December 31, 2009 (2008: 2.9 million).

Certain subsidiaries have other plans containing stock appreciation rights linked to the value of the Company’s Class A ADRs. There are 0.5 million rights outstanding at December 31, 2009 (2008: 1.1 million).

SHARE OPTION PLANS (CLOSED)
Shell offered eligible employees options over shares of the Company, at a price not less than the fair market value of the shares at the date the options were granted. The options are mainly exercisable three years from grant date. The options lapse 10 years after grant or, if earlier, on resignation from Shell employment (subject to certain exceptions).

The following table shows, for 2008 and 2009, in respect of the option plans, the number of shares under option at the beginning of the year, the number of options exercised and expired/forfeited during the year and the number of shares under option at the end of the year, together with the weighted average exercise price translated at the respective year-end exchange rates. Since 2005 no further grants have been made under these plans.

SHARE OPTION PLAN
	Royal Dutch Shell plc Class A shares		Royal Dutch Shell plc Class B shares		Royal Dutch Shell plc Class A ADRs

	Number (thousands)	Weighted average exercise price ($)	Number (thousands)	Weighted average exercise price ($)	Number (thousands)	Weighted average exercise price ($)

Under option at January 1, 2009	58,992	33.06	23,476	23.89	11,849	50.74
Exercised	(1,372)	23.09	(1,174)	22.88	(374)	50.80
Expired/forfeited	(3,840)	39.44	(1,054)	30.21	(6)	51.34

Under option at December 31, 2009	53,780	33.77	21,248	26.71	11,469	50.74

Under option at January 1, 2008	64,171	34.40	28,318	32.73	13,221	50.95
Exercised	(2,426)	22.68	(4,069)	22.14	(1,351)	52.79
Expired/forfeited	(2,753)	38.36	(773)	26.13	(21)	53.86

Under option at December 31, 2008	58,992	33.06	23,476	23.89	11,849	50.74

The underlying weighted average exercise prices for the Company’s Class A and B shares under option at December 31, 2009 were €23.43 (2008: €23.50) and £16.55 (2008: £16.53) respectively.

VALUATION ASSUMPTIONS
A Monte Carlo option pricing model is used to estimate the fair value of the share-based compensation expense arising from the Performance Share Plan. The model projects and averages the results for a range of potential outcomes for the vesting conditions described above, the principal assumptions for which are the share price volatility and dividend yields for Shell and four of its main competitors over the last three years and the last ten years. The assumptions applicable to Shell are as follows:

	2009	2008	2007

Share price volatility
three-year	32.5%	22.9%	19.2%
ten-year	27.9%	25.7%	27.0%
Dividend yield
three-year	4.2%	3.5%	4.1%
ten-year	3.8%	3.5%	3.6%

The outcomes derived using this model are discounted to their present value using the risk-free interest rate of 1.4% (2008: 2.4%; 2007: 4.6%).

B – Treasury shares
Shell employee share ownership trusts purchase the Company’s shares in the open market to meet future obligations arising from share-based compensation granted to employees. At December 31, 2009, they held 55.9 million Class A shares (2008: 54.9 million), 28.2 million Class B shares (2008: 29.9 million) and 17.5 million Class A ADRs (2008: 17.5 million).

The total carrying amount of the Company’s shares, which are all held in connection with the share-based compensation plans, at December 31, 2009, is $1,711 million (2008: $1,867 million).

136	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

25 MINORITY INTEREST

TRANSACTIONS WITH MINORITY SHAREHOLDERS IN 2007		$ MILLION
	Equity attributable to Royal Dutch Shell plc shareholders

	Retained earnings	Minority interest	Total equity

Acquisition of Shell Canada	(5,445)	(1,639)	(7,084)
Partial divestment of Sakhalin	–	(6,711)	(6,711)
Other changes in minority interest	(28)	(28)	(56)

Total	(5,473)	(8,378)	(13,851)

In March 2007, Shell acquired the minority interest in Shell Canada for a cash consideration of $7.1 billion. This was reflected in the Consolidated Statement of Changes in Equity as a decrease in minority interest and in retained earnings of $1,639 million and $5,445 million respectively.

In April 2007, Shell sold half of its interest in Sakhalin II, reducing its interest from 55% to 27.5%, for a sales price of $4.1 billion. As a result of this transaction, Sakhalin II has been accounted for as an associated company rather than as a subsidiary with effect from April 2007. The main impact on the Consolidated Balance Sheet was a decrease of $15.7 billion in property, plant and equipment and $6.7 billion in minority interest, and an increase in equity-accounted investments of $3.7 billion.

26 OTHER RESERVES

	$ MILLION
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total

At January 1, 2009	3,444	154	57	1,192	(1,669)	3,178
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	–	–	–	–	6,623	6,623
Share-based compensation	–	–	–	181	–	181

At December 31, 2009	3,444	154	57	1,373	4,954	9,982

At January 1, 2008	3,444	154	48	1,122	9,380	14,148
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	–	–	–	–	(11,049)	(11,049)
Repurchases of shares	–	–	9	–	–	9
Share-based compensation	–	–	–	70	–	70

At December 31, 2008	3,444	154	57	1,192	(1,669)	3,178

At January 1, 2007	3,444	154	39	736	4,447	8,820
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	–	–	–	–	4,933	4,933
Repurchases of shares	–	–	9	–	–	9
Share-based compensation	–	–	–	386	–	386

At December 31, 2007	3,444	154	48	1,122	9,380	14,148

The merger reserve and share premium reserves were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and of The Shell Transport and Trading Company Limited in 2005.

The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

The share plan reserve is maintained in respect of equity-settled share-based compensation plans (see Note 24), and includes related deferred taxation recognised directly in equity of $22 million in 2009 (2008: $68 million; 2007: $55 million).

Shell Annual Report and Form 20-F 2009	137
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 26 continued]

Accumulated other comprehensive income comprises the following:

	$ MILLION
		Recognised in 2009

	Jan 1, 2009	Pre-tax	Tax	After tax	Share of equity-accounted investments	Minority interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2009

Currency translation differences
Recognised in the period		6,698	(164)	6,534
Reclassified to income		(44)	–	(44)

Net currency translation differences	(3,984)	6,654	(164)	6,490	74	(52)	6,512	2,528

Unrealised gains/(losses) on securities
Recognised in the period		(101)	(16)	(117)
Reclassified to income		(27)	1	(26)

Net unrealised gains/(losses) on securities	2,679	(128)	(15)	(143)	(72)	–	(215)	2,464

Cash flow hedging gains/(losses)
Recognised in the period		(37)	(1)	(38)
Reclassified to income		318	44	362

Net cash flow hedging gains/(losses)	(364)	281	43	324	2	–	326	(38)

Total	(1,669)	6,807	(136)	6,671	4	(52)	6,623	4,954

	$ MILLION
		Recognised in 2008

	Jan 1, 2008	Pre-tax	Tax	After tax	Share of equity-accounted investments	Minority interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2008

Currency translation differences
Recognised in the period		(11,988)	287	(11,701)
Reclassified to income		(386)	–	(386)

Net currency translation differences	7,781	(12,374)	287	(12,087)	(19)	341	(11,765)	(3,984)

Unrealised gains/(losses) on securities
Recognised in the period		772	45	817
Reclassified to income		(117)	6	(111)

Net unrealised gains/(losses) on securities	1,955	655	51	706	18	–	724	2,679

Cash flow hedging gains/(losses)
Recognised in the period		(8)	–	(8)
Reclassified to income		1	–	1

Net cash flow hedging gains/(losses)	(356)	(7)	–	(7)	(1)	–	(8)	(364)

Total	9,380	(11,726)	338	(11,388)	(2)	341	(11,049)	(1,669)

	$ MILLION
		Recognised in 2007

	Jan 1, 2007	Pre-tax	Tax	After tax	Share of equity-accounted investments	Minority interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2007

Currency translation differences
Recognised in the period		6,058	(331)	5,727
Reclassified to income		(324)	–	(324)

Net currency translation differences	2,392	5,734	(331)	5,403	14	(28)	5,389	7,781

Unrealised gains/(losses) on securities
Recognised in the period		626	(54)	572
Reclassified to income		(1,065)	214	(851)

Net unrealised gains/(losses) on securities	2,295	(439)	160	(279)	(62)	1	(340)	1,955

Cash flow hedging gains/(losses)
Recognised in the period		(133)	(153)	(286)
Reclassified to income		201	(23)	178

Net cash flow hedging gains/(losses)	(240)	68	(176)	(108)	(8)	–	(116)	(356)

Total	4,447	5,363	(347)	5,016	(56)	(27)	4,933	9,380

138	Shell Annual Report and Form 20-F 2009
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 26 continued]

Unrealised gains on securities reclassified to income in 2007 includes $952 million relating to the sale of the equity portfolio held by Shell’s insurance companies and Shell’s interest in Enterprise Product Partners (see Note 4).

27 DIVIDENDS

	$ MILLION
	2009	2008	2007

Interim dividends paid: $1.66 per Class A share (2008: $1.56; 2007: $1.405)	5,969	5,458	5,154
Interim dividends paid: $1.66 per Class B share (2008: $1.56; 2007: $1.405)	4,557	4,058	3,847

Total	10,526	9,516	9,001

On February 4, 2010, the Directors proposed a further interim dividend in respect of 2009 of $0.42 per Class A share and $0.42 per Class B share, payable on March 17, 2010, which will absorb an estimated $2,621 million of shareholders’ funds.

Dividends declared on Class A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends declared on Class B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends declared on American Depository Receipts (“ADRs”) are paid in dollars.

28 LEGAL PROCEEDINGS

GROUNDWATER CONTAMINATION
Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, have been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline-containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. Fewer than 50 of these cases remain. Based on court rulings in SOC’s favor in certain cases claiming damages from threats of contamination, the claims asserted in remaining matters, and Shell’s track record with regard to amounts paid to resolve varying claims, management of Shell does not currently believe that the outcome of the remaining oxygenate-related litigation pending, as at December 31, 2009, will have a material impact on Shell.

RECATEGORISATION OF HYDROCARBON RESERVES
In 2007, Shell reached a settlement of asserted and unasserted claims arising from the 2004 recategorisation of certain hydrocarbon reserves with representatives of purchasers who both resided and purchased shares outside of the USA during the period April 8, 1999 to March 18, 2004 (Non-US Settlement). The parties to the Non-US Settlement include a shareholders’ foundation, certain of Shell’s institutional investors, and other shareholders’ rights organisations. The terms of the Non-US Settlement agreement principally include settlement relief of $352.6 million to be distributed to the non-US purchasers pursuant to a plan of distribution proposed in the Non-US Settlement, along with certain other relief. The Non-US Settlement agreement (and an amendment to it executed on February 27, 2008) was declared binding by the Amsterdam Court of Appeals on May 29, 2009. Notices informing shareholders that they may elect to opt out of the settlement and submit a claim were sent in November 2009. Funds comprising the settlement relief have been escrowed.

In 2008, a consolidated shareholder class action pending in the US District Court in New Jersey alleging losses related to the 2004 recategorisations of certain hydrocarbon reserves was settled (US Settlement) and finally approved by the court. Among other things, the US Settlement provides to all persons and entities who purchased Shell shares on US markets and all US persons and entities who purchased Shell shares on non-US markets during the Relevant Period the following relief: (i) settlement relief of $82.8 million to be distributed to US purchasers pursuant to the plan of distribution; (ii) interest on settlement amounts from April 1, 2008 (and providing the same relief to participants in the Non-US Settlement); and (iii) the US purchasers and participants in the Non-US Settlement collectively will receive an additional payment of $35 million, divided in accordance with proportions determined in the two proposed settlements. Shell has paid US class counsel’s fees and expenses, will pay the costs of administering the US settlement, and has escrowed the settlement funds. Distribution of settlement funds is expected in 2010.

Provisions were recognised in 2007 and 2008 for the settlement payments and attorneys fees (see Note 19).

OTHER
Shell subsidiaries are subject to a number of other loss contingencies arising from litigation and claims brought by governmental and private parties, which are handled in the ordinary course of business. The operations and earnings of Shell subsidiaries continue, from time to time, to be affected to varying degrees by political, legislative, fiscal, and regulatory developments, including those relating to the protection of the environment and indigenous groups, in the countries in which they operate, including for example, Nigeria. The industries in which Shell subsidiaries are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, not all of which are covered by insurance, as well as their effect on future operations and earnings, are unpredictable.

Shell Annual Report and Form 20-F 2009	139
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

29 AUDIT FEE

A – Remuneration of auditors

	$ MILLION
	2009	2008	2007

Remuneration in respect of the audit of the Parent Company and Consolidated Financial Statements, including the audit of Shell consolidation returns	4	5	4
Other audit fees, primarily in respect of audits of accounts of subsidiaries	53	49	44

Total audit fees	57	54	48

Total audit-related services (other services provided pursuant to legislation)	2	2	3
Taxation services (primarily for tax compliance)	1	–	–
Other services	–	1	1

Total	60	57	52

B – Remuneration for supply of services in relation to retirement benefit plans for employees of subsidiaries
PricewaterhouseCoopers provides audit services to retirement benefit plans for employees of subsidiaries. Remuneration amounted to $1 million in 2009 (2008: $1 million; 2007: $1 million).

30 EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the income attributable to Royal Dutch Shell plc shareholders for the year by the weighted average number of Class A and B shares outstanding during the year.

Diluted earnings per share are based on the same income figures. The weighted average number of shares outstanding during the year is adjusted for the number of shares related to share option schemes.

Earnings per share are identical for Class A and Class B shares.

	Income attributable to Royal Dutch Shell plc shareholders ($ million)	Basic weighted average number of Class A and B shares	Diluted weighted average number of Class A and B shares

2009	12,518	6,124,906,119	6,128,921,813
2008	26,277	6,159,102,114	6,171,489,652
2007	31,331	6,263,762,972	6,283,759,171

31 POST-BALANCE SHEET EVENTS

A consortium in which Shell has a 45% interest signed a 20-year agreement with the Iraqi Ministry of Oil to lead the development of the Majnoon oilfield. Another consortium in which Shell has a 15% interest signed an agreement with the Ministry to develop and expand the West Qurna-1 field in southern Iraq.

The Shell Petroleum Development Company of Nigeria Limited agreed, subject to regulatory approval, to sell its interests in three production licences and related equipment in the Niger Delta.

Shell and Cosan S.A. signed a non-binding memorandum of understanding, expressing the intention to form a circa $12 billion joint venture in Brazil for the production of ethanol, sugar and power, and the supply, distribution and retail of transportation fuels. Under the terms of the memorandum, both companies would contribute certain existing assets to the joint venture. In addition, Shell would contribute a total of $1.6 billion in cash, payable over two years.

A company jointly owned by Shell and PetroChina placed a non-binding indicative offer to acquire 100% of Arrow Energy Limited (Arrow), excluding its international assets. Arrow is a company listed in Australia that supplies coal seam gas to eastern Australia. The offer comprises consideration of approximately $3 billion.

140	Shell Annual Report and Form 20-F 2009
Supplementary information (unaudited) > Oil and gas

SUPPLEMENTARY INFORMATION —
OIL AND GAS [A]

Adoption of revised reserves reporting standards
As a company with significant oil and gas operations, Shell is required to present certain supplementary disclosures regarding those operations and its proved oil and gas reserves in accordance with the rules of the SEC and the Financial Accounting Standards Board (FASB). On December 28, 2008, the SEC adopted revised rules for the modernisation of oil and gas reporting requirements. In January 2010, the FASB adopted a revised standard for oil and gas reserves estimation and disclosures. Both of those revised standards are effective for annual periods ending on or after December 31, 2009. Retroactive adoption is not permitted and accordingly:

■	all reserves disclosures for the years 2008 and 2007 are reported in accordance with the disclosure standards in effect during such periods;
■	all reserves disclosures as at December 31, 2009, including the standardised measure of discounted future cash flows, are calculated on the basis of the revised SEC and FASB standards referred to above; and
■	in order to show the changes effected by the revised disclosure rules for 2009, (i) the reserves balances at the beginning of the year 2009 are shown on the basis of the previous rules and (ii) the changes effected by the rules changes are included in revisions and reclassifications for previously booked proved reserves or extensions and discoveries for new proved reserves for 2009.

In accordance with the revised SEC rules proved oil and gas reserves quantities at December 31, 2009 are based on a 12-month unweighted arithmetic average sales price, calculated on a first day of the month basis compared to the year-end prices used in 2008 and 2007.

The tables for the current reporting period and the 2008 and 2007 historical data have been aligned to the updated SEC requirement for geographic area disclosure.

Reserves
Net quantities (which are unaudited) of proved oil and gas reserves are shown in the tables on pages 142-149. Proved reserves are those quantities of crude oil, natural gas, natural gas liquids, synthetic crude oil and bitumen, and sales products of other non-renewable natural resources which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible in future years from known reservoirs, and under existing economic conditions, operating methods and government regulations. Proved developed oil and gas reserves are reserves of any category that can be expected to be recovered through existing wells with existing equipment and operating methods or through installed extraction equipment and infrastructure if the extraction is by means not involving a well. The unaudited proved reserves volumes reported exclude volumes attributable to oil and gas discoveries that are not at present considered proved. Such volumes will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

Following the issuing by the SEC, on December 28, 2008, of the new rules Modernization of Oil and Gas Reporting, the proved reserves associated with synthetic crude oil are included in the quantities of oil and gas at the end of 2009. Furthermore, for the first time we included proved reserves associated with future production that will be consumed in operations.

Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by others) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements that involve Shell companies in risks and rewards but do not transfer title of the product to those companies.

Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgement (see Risk factors on pages 13-15). These estimates remain subject to revision and are unaudited supplementary information.

[A]	Reserves, reserves volumes and reserves related information and disclosure are referred to as “unaudited” as a means of clarifying that this information is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the Consolidated Financial Statements or the Parent Company Financial Statements.

Shell Annual Report and Form 20-F 2009	141
Supplementary information (unaudited) > Crude oil, natural gas liquids, synthetic crude oil and bitumen

CRUDE OIL, NATURAL GAS LIQUIDS,
SYNTHETIC CRUDE OIL AND BITUMEN

Shell subsidiaries’ estimated net proved reserves of crude oil, natural gas liquids, synthetic crude oil and bitumen at the end of the year, their share of the net proved reserves of equity-accounted investments at the end of the year, and the changes in such reserves during the year are set out below.

Significant changes in crude oil, natural gas liquids, synthetic crude oil and bitumen proved developed and undeveloped reserves are discussed below.

2009 compared with 2008

SHELL SUBSIDIARIES

Europe
The upward net revision of 123 million barrels in revisions and reclassifications is the result of better reservoir performance from waterfloods, development activity supported by study activity and improved economics. The increase in commodity prices resulted in the rebooking of some 49 million barrels de-booked in 2008.

Asia
The upward net revision of 210 million barrels is due to revisions and reclassifications in Oman, Kazakhstan and Malaysia related to on going development activity, study activity, improved performance data and improved economic conditions related to changes in commodity prices. Some 60 million barrels of the additions in Asia are estimated to be the result of applying the revised SEC rules and are related to the use of analogues in the aggregate.

Africa
The addition of 241 million barrels is the result of upward net revision of 189 million barrels in revisions and reclassifications that are mainly located in Nigeria and related to ongoing development and study activity, improved economics and changes in commercial agreements and an impairment reversal in Nigeria; the 51 million barrels of extensions and discoveries are mainly associated with new bookings in fields in Nigeria.

North America – USA
In the USA the net upward revision of 146 million barrels is made up from 92 million barrels in revisions and reclassifications associated with performance improvements including waterfloods, study activity and improved economics related to the higher commodity prices. A further 54 million barrels are related to extensions and discoveries from new bookings.

North America – Canada
The total of 1,630 million barrels of additions to synthetic crude oil are made up of 1,207 million barrels in revisions and reclassifications of which 997 million barrels of proven minable oil sands. This includes the conversion of proven minable oil sands reserves to synthetic crude oil reserves that were previously included in our proven minable reserves in accordance with the revised SEC and FASB rules. Additional upward revisions are the result of completed geoscience and engineering study work as well as a further increase of 65 million barrels due to the addition of consumed in operations volumes. 423 million barrels are also related to extensions and discoveries from new mine extensions.

The 54 million barrels of bitumen in revisions and reclassifications for bitumen is related primarily to the improved economics due to a higher commodity price for bitumen in 2009.

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Asia
The upward net revision of 200 million barrels is attributed to revisions and reclassifications in Abu Dhabi, Brunei, Russia and Qatar. These revisions are primarily related to licence agreement extensions, the positive results of new well information and better than expected well performance related to ongoing development activity and study work.

North America – USA
The upward revision of 73 million barrels is related to improved field performance, study activity and the improved economics due to a higher commodity price.

2008 compared with 2007

SHELL SUBSIDIARIES

Asia
The upward net revision of 174 million barrels is due to better results from development drilling in Kashagan offsetting negative tail end cut-off effects as a result of the low year end price, and re-evaluation in a number of fields in Oman following the acquisition of new performance data.

Africa
The upward net revision of 108 million barrels in revisions and reclassifications was primarily due to re-evaluations in a number of fields following the acquisition of new performance data.

North America – Canada
The downward net revision of 58 million barrels is mainly due to economics in a number of fields in Canada as a result of the low year-end price.

142	Shell Annual Report and Form 20-F 2009
Supplementary information (unaudited) > Crude oil, natural gas liquids, synthetic crude oil and bitumen

Crude oil and natural gas liquids, synthetic crude oil and bitumen

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2009						MILLION BARRELS
	Europe	Asia	Australia/ Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	481	1,069	65	598	347	40	–	8	12	2,612	–	8	2,620
Revisions and reclassifications	123	210	4	189	92	4	1,207	54	11	633	1,207	54	1,894
Improved recovery	–	39	–	1	–	–	–	–	–	40	–	–	40
Extensions and discoveries	7	15	19	51	54	1	423	2	24	171	423	2	596
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	(1)	–	–	–	–	–	–	–	–	(1)	–	–	(1)
Production [A]	(114)	(102)	(11)	(104)	(71)	(7)	(31)	(7)	(9)	(418)	(31)	(7)	(456)

At December 31	496	1,231	77	735	422	38	1,599	57	38	3,037	1,599	57	4,693

Shell share of equity-accounted investments
At January 1	10	493	59	–	241	–	–	–	20	823	–	–	823
Revisions and reclassifications	22	200	12	–	73	–	–	–	1	308	–	–	308
Improved recovery	–	2	–	–	–	–	–	–	–	2	–	–	2
Extensions and discoveries	–	18	–	–	3	–	–	–	–	21	–	–	21
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(2)	(114)	(13)	–	(29)	–	–	–	(2)	(160)	–	–	(160)

At December 31	30	599	58	–	288	–	–	–	19	994	–	–	994

Total	526	1,830	135	735	710	38	1,599	57	57	4,031	1,599	57	5,687

Minority interest in reserves of Shell subsidiaries

At December 31	–	–	–	10	–	–	–	–	–	10	–	–	10

[A]	Includes 2 million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2009						MILLION BARRELS
	Europe	Asia	Australia/ Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	376	307	55	300	175	26	–	8	10	1,249	–	8	1,257

At December 31	384	341	40	379	249	23	691	29	35	1,451	691	29	2,171

Shell share of equity-accounted investments
At January 1	8	375	49	–	189	–	–	–	19	640	–	–	640

At December 31	9	420	39	–	216	–	–	–	17	701	–	–	701

PROVED UNDEVELOPED RESERVES 2009							MILLION BARRELS
	Europe	Asia	Australia/ Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	105	762	10	298	172	14	–	–	2	1,363	–	–	1,363

At December 31	112	890	37	356	173	15	908	28	3	1,586	908	28	2,522

Shell share of equity-accounted investments
At January 1	2	118	10	–	52	–	–	–	1	183	–	–	183

At December 31	21	179	19	–	72	–	–	–	2	293	–	–	293

Shell Annual Report and Form 20-F 2009	143
Supplementary information (unaudited) > Crude oil and natural gas liquids

Crude oil and natural gas liquids

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2008						MILLION BARRELS
					North America
	Europe	Asia	Australia/ Oceania	Africa	USA	Canada [A]	South America	Total

Shell subsidiaries
At January 1	615	996	63	574	375	119	9	2,751
Revisions and reclassifications	13	174	11	108	35	(58)	12	295
Improved recovery	–	23	–	31	–	–	–	54
Extensions and discoveries	9	15	4	5	7	–	–	40
Purchases of minerals in place	–	–	–	–	–	4	–	4
Sales of minerals in place	(21)	(36)	(2)	(4)	(1)	–	–	(64)
Production	(135)	(103)	(11)	(116)	(69)	(17)	(9)	(460)

At December 31	481	1,069	65	598	347	48	12	2,620

Shell share of equity-accounted investments
At January 1	26	609	63	–	297	–	30	1,025
Revisions and reclassifications	(14)	(17)	11	–	(27)	–	(6)	(53)
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	–	10	–	–	1	–	–	11
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(1)	–	–	–	–	(1)
Production	(2)	(109)	(14)	–	(30)	–	(4)	(159)

At December 31	10	493	59	–	241	–	20	823

Minority interest in reserves of Shell subsidiaries

At December 31	–	–	–	8	–	–	–	8

PROVED DEVELOPED RESERVES 2008						MILLION BARRELS
					North America
	Europe	Asia	Australia/ Oceania	Africa	USA	Canada [A]	South America	Total

Shell subsidiaries
At January 1	470	329	39	352	185	74	7	1,456

At December 31	376	307	55	300	175	34	10	1,257

Shell share of equity-accounted investments
At January 1	7	442	52	–	238	–	25	764

At December 31	8	375	49	–	189	–	19	640

[A]	Includes bitumen reserves.

144	Shell Annual Report and Form 20-F 2009
Supplementary information (unaudited) > Crude oil and natural gas liquids

Crude oil and natural gas liquids

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2007					MILLION BARRELS
					North America
	Europe	Asia	Australia/ Oceania	Africa	USA	Canada [A]	South America	Total

Shell subsidiaries
At January 1	711	1,171	58	784	398	139	9	3,270
Revisions and reclassifications	42	35	18	(132)	51	(18)	8	4
Improved recovery	–	–	–	33	–	–	–	33
Extensions and discoveries	29	85	2	13	13	15	1	158
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	(15)	(189)	–	–	–	–	–	(204)
Production	(152)	(106)	(15)	(124)	(87)	(17)	(9)	(510)

At December 31	615	996	63	574	375	119	9	2,751

Shell share of equity-accounted investments
At January 1	12	546	24	–	312	–	33	927
Revisions and reclassifications	(1)	102	50	–	9	–	–	160
Improved recovery	18	–	–	–	8	–	–	26
Extensions and discoveries	–	66	1	–	–	–	–	67
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	(1)	–	–	–	(1)	–	–	(2)
Production	(2)	(105)	(12)	–	(31)	–	(3)	(153)

At December 31	26	609	63	–	297	–	30	1,025

Minority interest in reserves of Shell subsidiaries

At December 31	–	1	–	12	–	–	–	13

PROVED DEVELOPED RESERVES 2007					MILLION BARRELS
					North America
	Europe	Asia	Australia/ Oceania	Africa	USA	Canada [A]	South America	Total

Shell subsidiaries
At January 1	533	443	31	378	204	79	9	1,677

At December 31	470	329	39	352	185	74	7	1,456

Shell share of equity-accounted investments
At January 1	11	469	13	–	256	–	24	773

At December 31	7	442	52	–	238	–	25	764

[A]	Includes bitumen reserves.

Shell Annual Report and Form 20-F 2009	145
Supplementary information (unaudited) > Natural gas

NATURAL GAS

Shell subsidiaries’ estimated net proved reserves of natural gas at the end of the year, their share of the net proved reserves of equity-accounted investments at the end of the year, and the changes in such reserves during the year are set out below. The volumes in the table below have not been adjusted to standard heat content. Apart from the GTL project, volumes of gas are reported on an “as-sold” basis. The price used to calculate future revenues and cash flows from proved gas reserves is the contract price or the 12 month average on “as-sold” volumes. Volumes associated with the GTL project are those measured at a designated transfer point between the upstream and downstream portions of the integrated project and reflect the composition of the gas stream at this point.

Significant changes in natural gas proved developed and undeveloped reserves are discussed below.

2009 compared with 2008

SHELL SUBSIDIARIES

Europe
The net increase of 751 thousand million scf contained in revisions and reclassifications results from improved performance data, ongoing development and study activity and the inclusion of consumed in operations volumes in Denmark, Germany, Norway and the UK; this increase has been partially offset by the negative impact of lower gas prices. This includes the proved reserves associated with future production that will be consumed in operations of 226 thousand million scf.

Asia
The net increase of 580 thousand million scf in revisions and reclassifications is primarily the result of additional development drilling, better performance results and rebookings in Malaysia due to higher commodity prices and further development activity in Qatar. These increases were partially offset by the negative PSC effects related to the higher product prices, predominantly in Qatar. The effect of including future production that will be consumed in operations was 603 thousand million scf.

Australia/Oceania
The 2,880 thousand million scf in extensions and discoveries are primarily related to new bookings offshore Australia and include future production that will be consumed in operations of 360 thousand million scf.

Africa
The combined upward revision of 1,460 thousand million scf is primarily the result of new bookings from field extensions, upward revisions as the result of development and study activity in a number of fields in Nigeria.

North America – USA
The increase of 229 thousand million scf in extensions and discoveries is primarily due to new bookings resulting from ongoing development activity both onshore and offshore the USA. Proved reserves associated with future production that will be consumed in operations were 99 thousand million scf; this was significantly impacted by negative revisions related to lower gas prices in 2009.

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Europe
The net increase of 594 thousand million scf in revisions and reclassifications predominantly from fields in the Netherlands and is related to re-evaluations of reservoir performance and the inclusion of future production related to own use consumed in operations. The effect of including future production that will be consumed in operations on proved reserves was 271 thousand million scf.

Asia
The net increase of 1,008 thousand million scf in revisions and reclassifications is the combined result of additional development drilling, better performance results and study activity in Russia and Brunei, this also includes an increase of 600 thousand million scf of proved reserves volumes that will be consumed in operations.

Australia/Oceania
The upward revision of 862 thousand million scf was primarily due to related development and study activities in Australia and the addition of proved reserves volumes that will be consumed in operations.

2008 compared with 2007

SHELL SUBSIDIARIES

Europe
The net increase of 356 thousand million scf in revisions and reclassifications is related to re-evaluations in a number of fields mainly in the UK, Germany and Denmark following the acquisition of new performance data, which more than offset the negative tail end and economic effects in some fields due to the low year-end price.

Asia
The net increase of 3,326 thousand million scf results mainly from development activity in Qatar GTL and positive PSC effects related to the low year-end price.

Australia/Oceania
The net increase of 273 thousand million scf in revisions and reclassifications is due to the re-evaluation in a number of fields following the acquisition of new performance data and re-evaluation of existing data. These more than offset the negative effects in the tail-end cut off and economics of some fields.

Africa
The combined net positive changes of 273 thousand million scf consisting of 143 thousand million scf in revisions and reclassifications and 130 thousand million scf relating to extensions are mainly the result of improved gas recovery factors and additions to the proved areas in a number of fields in Nigeria, more than offsetting negative year-end price effects.

North America – USA
The combined net positive changes of 313 thousand million scf consist of 178 thousand million scf in revisions and reclassifications and 135 thousand million scf of extensions which were the result of infill drilling and better than anticipated performance with some additions to the proved areas in a number of fields.

North America – Canada
The net increase of 408 thousand million scf in purchases is associated with the acquisition of Duvernay.

146	Shell Annual Report and Form 20-F 2009
Supplementary information (unaudited) > Natural gas

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Asia
The net reduction of 569 thousand million scf in revisions and reclassifications is mainly the result of new reservoir data gathered from wells drilled in the Sakhalin II project in Russia and in the Qatar LNG project. The increase of 330 thousand million scf in extensions and discoveries was primarily related to the extension of the proved area of the Qatar LNG project in Qatar.

Australia/Oceania
The net increase of 330 thousand million scf in revisions and reclassifications is primarily related to the evaluation of existing and new data in a number of Australian fields.

Shell Annual Report and Form 20-F 2009	147
Supplementary information (unaudited) > Natural gas

Natural gas

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2009				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	4,641	13,556	2,045	1,759	2,392	1,231	303	25,927
Revisions and reclassifications	751	580	94	740	36	(4)	(41)	2,156
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	30	198	2,880	720	229	160	8	4,225
Purchases of minerals in place	–	–	16	–	–	–	–	16
Sales of minerals in place	–	–	–	–	–	–	–	–
Production [A]	(700)	(601)	(235)	(181)	(399)	(215)	(32)	(2,363)

At December 31	4,722	13,733	4,800	3,038	2,258	1,172	238	29,961

Shell share of equity-accounted investments
At January 1	11,091	5,256	1,055	–	10	–	–	17,412
Revisions and reclassifications	594	1,008	862	–	63	–	5	2,532
Improved recovery	–	1	–	–	–	–	–	1
Extensions and discoveries	29	71	–	–	1	–	–	101
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–
Production [B]	(601)	(257)	(85)	–	(9)	–	–	(952)

At December 31	11,113	6,079	1,832	–	65	–	5	19,094

Total	15,835	19,812	6,632	3,038	2,323	1,172	243	49,055

Minority interest in reserves of Shell subsidiaries

At December 31	–	15	–	5	–	–	–	20

[A]	Includes 188 thousand million standard cubic feet consumed in operations.
[B]	Includes 30 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2009				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	3,371	2,021	1,501	593	1,194	747	144	9,571

At December 31	3,574	2,418	1,046	957	1,248	754	173	10,170

Shell share of equity-accounted investments
At January 1	9,131	852	575	–	8	–	–	10,566

At December 31	8,732	1,973	354	–	56	–	5	11,120

PROVED UNDEVELOPED RESERVES 2009				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	1,270	11,535	544	1,166	1,198	484	159	16,356

At December 31	1,148	11,315	3,754	2,081	1,010	418	65	19,791

Shell share of equity-accounted investments
At January 1	1,960	4,404	480	–	2	–	–	6,846

At December 31	2,381	4,106	1,478	–	9	–	–	7,974

148	Shell Annual Report and Form 20-F 2009
Supplementary information (unaudited) > Natural gas

Natural gas

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2008				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	4,903	10,572	1,884	1,741	2,468	923	334	22,825
Revisions and reclassifications	356	3,326	273	143	178	(3)	5	4,278
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	93	156	55	130	135	52	–	621
Purchases of minerals in place	–	–	40	–	–	408	–	448
Sales of minerals in place	(1)	–	–	–	(7)	–	–	(8)
Production	(710)	(498)	(207)	(255)	(382)	(149)	(36)	(2,237)

At December 31	4,641	13,556	2,045	1,759	2,392	1,231	303	25,927

Shell share of equity-accounted investments
At January 1	11,578	5,678	802	–	12	–	–	18,070
Revisions and reclassifications	144	(569)	330	–	1	–	–	(94)
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	17	330	–	–	–	–	–	347
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	(11)	–	–	–	–	–	–	(11)
Production	(637)	(183)	(77)	–	(3)	–	–	(900)

At December 31	11,091	5,256	1,055	–	10	–	–	17,412

Minority interest in reserves of Shell subsidiaries

At December 31	–	21	–	–	–	–	–	21

PROVED DEVELOPED RESERVES 2008			THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	3,185	1,311	983	703	1,319	687	170	8,358

At December 31	3,371	2,021	1,501	593	1,194	747	144	9,571

Shell share of equity-accounted investments
At January 1	9,543	960	373	–	8	–	–	10,884

At December 31	9,131	852	575	–	8	–	–	10,566

Shell Annual Report and Form 20-F 2009	149
Supplementary information (unaudited) > Natural gas

Natural gas

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2007				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	4,951	17,071	1,813	2,272	2,629	1,093	229	30,058
Revisions and reclassifications	227	(1,218)	256	(326)	138	(52)	111	(864)
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	537	207	22	69	162	28	28	1,053
Purchases of minerals in place	–	–	–	–	–	1	–	1
Sales of minerals in place	(150)	(5,046)	–	–	(50)	–	–	(5,246)
Production	(662)	(442)	(207)	(274)	(411)	(147)	(34)	(2,177)

At December 31	4,903	10,572	1,884	1,741	2,468	923	334	22,825

Shell share of equity-accounted investments
At January 1	11,902	1,419	757	–	5	–	1	14,084
Revisions and reclassifications	244	1,888	114	–	7	–	(1)	2,252
Improved recovery	–	–	–	–	1	–	–	1
Extensions and discoveries	22	2,556	5	–	–	–	–	2,583
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	(29)	–	–	–	–	–	–	(29)
Production	(561)	(185)	(74)	–	(1)	–	–	(821)

At December 31	11,578	5,678	802	–	12	–	–	18,070

Minority interest in reserves of Shell subsidiaries

At December 31	–	26	–	–	–	–	–	26

PROVED DEVELOPED RESERVES 2007				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	3,224	1,627	691	680	1,504	689	182	8,597

At December 31	3,185	1,311	983	703	1,319	687	170	8,358

Shell share of equity-accounted investments
At January 1	9,827	1,045	215	–	4	–	1	11,092

At December 31	9,543	960	373	–	8	–	–	10,884

150	Shell Annual Report and Form 20-F 2009
Supplementary information (unaudited) > Standardised measure of discounted future cash flows

STANDARDISED MEASURE OF
DISCOUNTED FUTURE CASH FLOWS

United States accounting principles require the disclosure of a standardised measure of discounted future cash flows, relating to proved oil and gas reserves quantities and based on a 12-month unweighted arithmetic average sales price, calculated on a first day of the month basis, with cost factors based on those at the end of each year, currently enacted tax rates and a 10% annual discount factor. For the 2008 and 2007 periods, the price and costs were those at year end. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity.

In addition a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

2009 – SHELL SUBSIDIARIES							$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Future cash inflows	61,836	87,327	29,353	48,742	32,766	91,855	2,481	354,360
Future production costs	23,116	18,367	9,169	18,697	16,964	62,287	1,268	149,868
Future development costs	11,724	18,429	12,977	5,975	6,131	20,303	444	75,983
Future tax expenses	14,496	21,254	2,955	10,929	3,496	2,969	313	56,412

Future net cash flows	12,500	29,277	4,252	13,141	6,175	6,296	456	72,097
Effect of discounting cash flows at 10%	3,010	19,848	5,319	3,649	1,517	5,306	53	38,702

Standardised measure of discounted future net cash flows	9,490	9,429	(1,067)	9,492	4,658	990	403	33,395

Minority interest included	–	5	–	105	–	–	–	110

2009 – SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS						$ MILLION
					North America

	Europe	Asia	Australia/ Oceania [A]	Africa	USA	Canada	South America	Total

Future cash inflows	84,784	54,598	29,412	–	15,778	–	1,001	185,573
Future production costs	58,794	24,105	13,549	–	7,565	–	459	104,472
Future development costs	2,624	5,679	4,700	–	2,488	–	54	15,545
Future tax expenses	9,105	10,576	4,658	–	2,073	–	286	26,698

Future net cash flows	14,261	14,238	6,505	–	3,652	–	202	38,858
Effect of discounting cash flows at 10%	6,530	5,485	3,020	–	1,443	–	34	16,512

Standardised measure of discounted future net cash flows	7,731	8,753	3,485	–	2,209	–	168	22,346

[A]	Shell owns 34% of Woodside Petroleum Ltd, a publicly listed company on the Australian stock exchange. We have limited access to data, accordingly the numbers are estimated.

2008						$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada [A]	South America	Total

Shell subsidiaries:
Future cash inflows	46,960	56,134	6,621	24,059	25,939	7,973	1,107	168,793
Future production costs	17,007	15,923	2,805	11,107	13,737	5,246	429	66,254
Future development costs	9,848	15,463	1,023	5,727	8,683	1,849	153	42,746
Future tax expenses	11,188	10,103	861	2,360	1,419	325	170	26,426

Future net cash flows	8,917	14,645	1,932	4,865	2,100	553	355	33,367
Effect of discounting cash flows at 10%	2,186	10,940	754	1,078	338	(61)	137	15,372

Standardised measure of discounted future net cash flows	6,731	3,705	1,178	3,787	1,762	614	218	17,995

Shell share of equity-accounted investments	9,921	2,834	396	–	783	–	66	14,000

Minority interests included	–	1	–	(19)	–	–	–	(18)

[A]	Excludes synthetic crude oil.

Shell Annual Report and Form 20-F 2009	151
Supplementary information (unaudited) > Standardised measure of discounted future cash flows

2007			$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada [A]	South America	Total

Shell subsidiaries:
Future cash inflows	107,607	108,559	11,770	55,639	48,696	12,429	1,611	346,311
Future production costs	28,937	20,556	3,530	16,197	19,163	7,377	561	96,321
Future development costs	14,600	20,442	1,986	5,089	6,190	1,474	117	49,898
Future tax expenses	40,317	31,829	1,912	20,295	8,170	1,009	214	103,746

Future net cash flows	23,753	35,732	4,342	14,058	15,173	2,569	719	96,346
Effect of discounting cash flows at 10%	7,192	23,938	1,473	3,600	4,938	660	186	41,987

Standardised measure of discounted future net cash flows	16,561	11,794	2,869	10,458	10,235	1,909	533	54,359

Shell share of equity-accounted investments	10,023	7,470	2,000	–	6,434	–	802	26,729

Minority interest included	–	10	–	245	–	–	–	255

[A]	Excludes synthetic crude oil.

Change in standardised measure of discounted future net cash flows relating to proved oil and gas reserves

2009			$ MILLION
	Shell subsidiaries	Shell share of equity- accounted investments	Total

At January 1	17,995	14,000	31,995
Net changes in prices and production costs	35,269	15,067	50,336
Extensions, discoveries and improved recovery	17,898	2,328	20,226
Purchases and sales of minerals in place	(23)	–	(23)
Revisions of previous reserves estimates	18,267	7,045	25,312
Development cost related to future production	(28,834)	(6,071)	(34,905)
Sales and transfers of oil and gas, net of production costs	(27,443)	(12,829)	(40,272)
Development cost incurred during the year	14,569	3,861	18,430
Accretion of discount	2,901	2,994	5,895
Net change in income tax	(17,204)	(4,049)	(21,253)

At December 31	33,395	22,346	55,741

Shell subsidiaries		$ MILLION
	2008	2007

At January 1	54,359	43,045
Net changes in prices and production costs	(69,345)	59,064
Extensions, discoveries and improved recovery	3,640	9,258
Revisions of previous reserves estimates	12,718	5,781
Purchases and sales of minerals in place	(759)	(9,257)
Development cost related to future production	(3,275)	(14,601)
Sales and transfers of oil and gas, net of production costs	(48,503)	(37,263)
Development cost incurred during the year	10,669	10,447
Accretion of discount	10,362	6,862
Net change in income tax	48,129	(18,977)

At December 31	17,995	54,359

Additional information concerning proved reserves
Proved reserves can be either developed or undeveloped. Subsidiaries’ proved reserves at December 31, 2009 were divided into 40% developed and 60% undeveloped on a barrel of oil equivalent basis. For the Shell share of equity-accounted investments the proved reserves were divided into 61% developed and 39% undeveloped.

Proved reserves are recognised under various forms of contractual agreements. Shell’s proved reserves volumes present in agreements such as PSCs or other forms of economic entitlement contracts at December 31, 2009 where the Shell share of reserves can vary with commodity prices are approximately 1,318 million barrels of crude oil and natural gas liquids, and 16,035 thousand million scf of gas.

152	Shell Annual Report and Form 20-F 2009
Supplementary information (unaudited) > Oil and gas exploration and production activities capitalised costs

OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES CAPITALISED
COSTS

The aggregate amount of property, plant and equipment and intangible assets relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31, are shown in the tables below.

Shell subsidiaries

	$ MILLION
	2009 [B]	2008

Cost
Proved properties [A]	151,303	116,365
Unproved properties	20,787	18,526
Support equipment and facilities	5,778	4,859

	177,868	139,750

Depreciation
Proved properties [A]	88,226	73,786
Unproved properties	1,899	1,476
Support equipment and facilities	2,687	2,394

	92,812	77,656

Net capitalised costs	85,056	62,094

[A]	Includes capitalised asset decommissioning and restoration costs and related depreciation.
[B]	Includes synthetic crude oil activities’ net capitalised costs of $12,029 million at December 31, 2009.

Shell share of equity-accounted investments

$ MILLION
2009

Cost
Proved properties [A]	40,555
Unproved properties	891
Support equipment and facilities	2,991

44,437

Depreciation
Proved properties [A]	20,552
Unproved properties	62
Support equipment and facilities	1,676

22,290

Net capitalised costs [B]	22,147

[A]	Includes capitalised asset decommissioning and restoration costs and related depreciation.
[B]	The Shell share of equity-accounted investments’ net capitalised costs was $17,077 million at December 31, 2008.

Shell Annual Report and Form 20-F 2009	153
Supplementary information (unaudited) > Oil and gas exploration and production activities costs incurred

OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES
COSTS INCURRED

Costs incurred during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table below. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

Included in exploration costs in 2009 are $611 million (2008: $805 million; 2007: $594 million) of mainly drilling costs associated with maturing fields for which Shell has taken a final investment decision but for which no proved reserves have yet been recorded.

Shell subsidiaries

2009				$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada		South America	Total

Acquisition of properties
Proved	10	531	99	–	–	3		–	643
Unproved	–	2	163	163	224	43		7	602
Exploration	485	355	385	376	1,632	373		267	3,873
Development [A]	2,378	3,669	533	1,768	2,315	4,002	[B]	296	14,961

[A]	Includes capitalised asset decommissioning and restoration costs.
[B]	Includes synthetic crude oil activities of $3,110 million.

2008					$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Acquisition of properties
Proved	1	115	60	16	–	661	–	853
Unproved	–	–	176	11	2,567	4,608	–	7,362
Exploration	573	355	252	616	980	425	418	3,619
Development [A]	3,009	4,113	239	710	2,877	1,324	193	12,465

[A]	Includes capitalised asset decommissioning and restoration costs.

2007							$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Acquisition of properties
Proved	–	–	–	–	–	3	–	3
Unproved	–	2	5	124	611	65	–	807
Exploration	479	315	300	627	1,065	325	98	3,209
Development [A]	3,285	3,573	155	2,182	2,315	922	93	12,525

[A]	Includes capitalised asset decommissioning and restoration costs.

154	Shell Annual Report and Form 20-F 2009
Supplementary information (unaudited) > Oil and gas exploration and production activities costs incurred

Shell share of equity-accounted investments

2009							$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Acquisition of properties
Proved	–	31	–	–	–	–	–	31
Unproved	–	–	–	–	–	–	–	–
Exploration	9	364	109	–	1	–	–	483
Development [A]	440	2,377	1,720	–	316	–	54	4,907

[A]	Includes capitalised asset decommissioning and restoration costs.

2008						$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Costs incurred	321	2,734	1,208	–	297	–	177	4,737

2007						$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Costs incurred	308	2,217	1,456	–	245	–	91	4,317

Shell Annual Report and Form 20-F 2009	155
Supplementary information (unaudited) > Oil and gas exploration and production activities earnings

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES EARNINGS

Shell subsidiaries

2009 [A]							$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Revenue:
Third parties	2,945	2,449	1,001	1,613	3,055	348	119	11,530
Sales between businesses	8,271	8,170	877	5,524	2,774	3,334	486	29,436

Total	11,216	10,619	1,878	7,137	5,829	3,682	605	40,966

Production costs excluding taxes	2,729	1,113	177	1,285	1,666	1,963	184	9,117
Taxes other than income tax [B]	322	185	172	465	56	–	68	1,268
Exploration expense	273	208	196	532	610	177	182	2,178
Depreciation, depletion and amortisation	2,730	937	307	1,233	2,440	1,999	124	9,770
Other income/(costs)	(1,064)	(2,458)	(463)	(444)	(653)	(1,075)	(72)	(6,229)

Earnings before taxation	4,098	5,718	563	3,178	404	(1,532)	(25)	12,404
Taxation	2,886	4,744	69	2,370	(458)	(572)	(126)	8,913

Earnings after taxation	1,212	974	494	808	862	(960)	101	3,491

[A]	Includes synthetic crude oil activities of earnings after taxation $249 million.
[B]	Includes cash paid royalties to governments outside North America.

2008							$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Revenue:
Third parties	6,210	3,764	170	3,104	5,219	1,131	479	20,077
Sales between businesses	13,771	13,001	1,440	8,429	5,235	1,573	371	43,820

Total	19,981	16,765	1,610	11,533	10,454	2,704	850	63,897

Production costs excluding taxes	2,383	1,331	157	1,207	1,294	750	161	7,283
Taxes other than income tax [A]	501	639	258	882	101	–	90	2,471
Exploration expense	414	131	143	300	680	180	147	1,995
Depreciation, depletion and amortisation	3,102	1,299	220	1,595	2,166	880	74	9,336
Other income/(costs)	(440)	(2,107)	8	(20)	(76)	(330)	(41)	(3,006)

Earnings before taxation	13,141	11,258	840	7,529	6,137	564	337	39,806
Taxation	8,391	9,098	205	4,505	2,044	11	287	24,541

Earnings after taxation	4,750	2,160	635	3,024	4,093	553	50	15,265

[A]	Includes cash paid royalties to governments outside North America.

2007							$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Revenue:
Third parties	3,750	2,961	226	1,108	3,099	1,322	192	12,658
Sales between businesses	11,654	9,097	1,352	8,955	5,765	1,021	501	38,345

Total	15,404	12,058	1,578	10,063	8,864	2,343	693	51,003

Production costs excluding taxes	2,433	1,313	131	1,312	1,242	655	158	7,214
Taxes other than income tax [A]	401	342	165	829	74	–	67	1,878
Exploration expense	178	141	183	345	675	246	54	1,822
Depreciation, depletion and amortisation	3,311	893	350	2,168	2,183	514	13	9,432
Other income/(costs)	107	(1,529)	90	(1,670)	(398)	(708)	(44)	(4,152)

Earnings before taxation	9,188	7,840	839	3,739	4,292	220	357	26,475
Taxation	4,961	6,499	139	2,332	1,488	(66)	19	15,372

Earnings after taxation	4,227	1,341	700	1,407	2,804	286	338	11,103

[A]	Includes cash paid royalties to governments outside North America.

156	Shell Annual Report and Form 20-F 2009
Supplementary information (unaudited) > Oil and gas exploration and production activities earnings

Shell share of equity-accounted investments

2009							$ MILLION
					North America

	Europe	Asia	Australia/ Oceania [B]	Africa	USA	Canada	South America	Total

Third party revenue	4,965	4,962	1,053	–	1,613	–	192	12,785

Total	4,965	4,962	1,053	–	1,613	–	192	12,785

Production costs excluding taxes	334	843	148	–	454	–	42	1,821
Taxes other than income tax [A]	2,201	1,446	72	–	3	–	9	3,731
Exploration expense	13	126	92	–	1	–	–	232
Depreciation, depletion and amortisation	300	964	294	–	293	–	297	2,148
Other income/(costs)	332	(76)	30	–	342	–	(36)	592

Earnings before taxation	2,449	1,507	477	–	1,204	–	(192)	5,445
Taxation	940	955	194	–	437	–	11	2,537

Earnings after taxation	1,509	552	283	–	767	–	(203)	2,908

[A]	Includes cash paid royalties to governments outside North America.
[B]	Shell owns 34% of Woodside Petroleum Ltd, a publicly listed company on the Australian stock exchange. We have limited access to data, accordingly the numbers are estimated.

2008							$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Earnings after taxation	2,519	467	535	–	1,281	3	165	4,970

2007							$ MILLION
					North America

	Europe	Asia	Australia/ Oceania	Africa	USA	Canada	South America	Total

Earnings after taxation	1,667	597	238	–	929	7	145	3,583

Shell Annual Report and Form 20-F 2009	157
Parent Company Financial Statements > Independent auditors’ report to the members of Royal Dutch Shell plc

INDEPENDENT AUDITORS’ REPORT TO
THE MEMBERS OF ROYAL DUTCH
SHELL PLC

We have audited the Parent Company Financial Statements of Royal Dutch Shell plc (the Company) for the year ended December 31, 2009, which comprise the Parent Company Statement of Income, the Parent Company Statement of Comprehensive Income, the Parent Company Balance Sheet, the Parent Company Statement of Changes in Equity, the Parent Company Statement of Cash Flows and the related Notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
As explained more fully in the Report of the Directors set out on pages 57-58, the Directors are responsible for the preparation of the Parent Company Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the Parent Company Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the Company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

SCOPE OF THE AUDIT OF THE FINANCIAL STATEMENTS
An audit involves obtaining evidence about the amounts and disclosures in the Financial Statements sufficient to give reasonable assurance that the Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Parent Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the Financial Statements.

OPINION ON FINANCIAL STATEMENTS
In our opinion the Parent Company Financial Statements:

■	give a true and fair view of the state of the Company’s affairs as at December 31, 2009, and of its income and cash flows for the year then ended;
■	have been properly prepared in accordance with IFRSs as adopted by the European Union; and
■	have been prepared in accordance with the requirements of the Companies Act 2006.

OPINION ON OTHER MATTERS PRESCRIBED BY THE COMPANIES ACT 2006
In our opinion:

■	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
■	the information given in the Report of the Directors for the financial year for which the Parent Company Financial Statements are prepared is consistent with the Parent Company Financial Statements.

MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION
We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

■	adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
■	the Parent Company Financial Statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or
■	certain disclosures of Directors’ remuneration specified by law are not made; or
■	we have not received all the information and explanations we require for our audit.

OTHER MATTER
We have reported separately on the Consolidated Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2009.

Stephen Johnson (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
March 15, 2010

[A]	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Financial Statements since they were initially presented on the website.
[B]	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

158	Shell Annual Report and Form 20-F 2009
Parent Company Financial Statements

INDEX TO THE PARENT COMPANY
FINANCIAL STATEMENTS

The Parent Company Financial Statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

159	Statement of Income
159	Statement of Comprehensive Income
159	Balance Sheet
160	Statement of Changes in Equity
160	Statement of Cash Flows
161	Notes to the Parent Company Financial Statements
161	Note 1 Basis of preparation
161	Note 2 Accounting policies
162	Note 3 Finance income/(expense)
162	Note 4 Remuneration of Directors and Senior Management
162	Note 5 Taxation
163	Note 6 Accounts receivable
163	Note 7 Cash and cash equivalents
164	Note 8 Financial instruments and other derivative contracts
164	Note 9 Accounts payable and accrued liabilities
164	Note 10 Ordinary share capital
165	Note 11 Other reserves
166	Note 12 Dividends
166	Note 13 Earnings per share
166	Note 14 Related party transactions
167	Note 15 Legal proceedings
167	Note 16 Associated companies and jointly controlled entities
167	Note 17 Subsidiaries
167	Note 18 Audit fee
167	Note 19 Post-balance sheet events

Shell Annual Report and Form 20-F 2009	159
Parent Company Financial Statements

STATEMENT OF INCOME		$ MILLION
	NOTES	2009	2008

Dividend income		10,556	11,558
Finance income	3	344	304
Administrative expenses		(37)	(62)
Finance expense	3	(22)	(823)

Income before taxation		10,841	10,977
Taxation	5	43	(46)

Income for the period		10,884	10,931

All results are from continuing activities.

STATEMENT OF COMPREHENSIVE INCOME	$ MILLION
	2009	2008

Income for the period	10,884	10,931

Comprehensive income for the period	10,884	10,931

BALANCE SHEET		$ MILLION
	NOTES	Dec 31, 2009	Dec 31, 2008

Assets
Non-current assets
Investments in subsidiaries		201,824	200,613
Deferred tax	5	159	18

		201,983	200,631

Current assets
Accounts receivable	6	142	7,487
Cash and cash equivalents	7	6,650	67

		6,792	7,554

Total assets		208,775	208,185

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	580	916

		580	916

Total liabilities		580	916

Equity
Ordinary share capital	10	527	527
Other reserves	11	201,448	201,324
Retained earnings		6,220	5,418

Total equity		208,195	207,269

Total liabilities and equity		208,775	208,185

/s/  Simon Henry

Simon Henry
Chief Financial Officer, for and on behalf of the Board of Directors
March 15, 2010

The Notes on pages 161 to 167 are an integral part of these Parent Company Financial Statements.

160	Shell Annual Report and Form 20-F 2009
Parent Company Financial Statements

STATEMENT OF CHANGES IN EQUITY				$ MILLION
	NOTES	Share capital	Other reserves	Retained earnings	Total equity

At January 1, 2009		527	201,324	5,418	207,269
Comprehensive income for the period		–	–	10,884	10,884
Dividends paid	12	–	–	(10,526)	(10,526)
Share-based compensation	11	–	124	444	568
Shares repurchased for cancellation	10	–	–	–	–

At December 31, 2009		527	201,448	6,220	208,195

At January 1, 2008		536	201,180	6,886	208,602
Comprehensive income for the period		–	–	10,931	10,931
Dividends paid	12	–	–	(9,516)	(9,516)
Share-based compensation	11	–	135	198	333
Shares repurchased for cancellation	10	(9)	9	(3,081)	(3,081)

At December 31, 2008		527	201,324	5,418	207,269

STATEMENT OF CASH FLOWS		$ MILLION
	NOTES	2009	2008

Cash flow from operating activities
Income for the period		10,884	10,931
Adjustment for:
Dividend income		(10,556)	(11,558)
Taxation		(43)	46
Unrealised currency exchange (gain)/loss		(303)	787
Interest income		(32)	(304)
Interest expense		22	109
Decrease in net working capital		49	27

Net cash from operating activities (pre-tax)		21	38
Taxation refunded/(paid)		422	(619)

Net cash from operating activities		443	(581)

Cash flow from investing activities
Dividends received		16,656	12,872
Interest received		32	304

Net cash from investing activities		16,688	13,176

Cash flow from financing activities
Dividends paid	12	(10,526)	(9,516)
Repurchases of share capital, including expenses		–	(3,560)
Interest paid		(22)	(109)

Net cash used in financing activities		(10,548)	(13,185)

Increase/(decrease) in cash and cash equivalents		6,583	(590)
Cash and cash equivalents at January 1	7	67	657

Cash and cash equivalents at December 31	7	6,650	67

The Notes on pages 161 to 167 are an integral part of these Parent Company Financial Statements.

Shell Annual Report and Form 20-F 2009	161
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The Financial Statements of Royal Dutch Shell plc (the Company) have been prepared in accordance with the provisions of the Companies Act 2006, the International Accounting Standards (IAS) Regulation and with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to the Company, there are no material differences with IFRS as issued by the International Accounting Standards Board (IASB), therefore the Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

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

The financial results of the Company are included in the Consolidated Financial Statements on pages 97-139. The financial results of the Company incorporate the results of the Dividend Access Trust, the financial statements for which are presented on pages 171-174.

The Company’s principal activity is being the parent company for Shell, as described in Note 1 to the Consolidated Financial Statements. It conducts itself wholly within the Corporate business segment (see Note 7 to the Consolidated Financial Statements).

The Financial Statements were approved and authorised for issue by the Board of Directors on March 15, 2010.

2 ACCOUNTING POLICIES

The Company’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements. Key accounting estimates and judgements affecting the assessment and measurement of impairment follow those set out in Note 3 to the Consolidated Financial Statements. The following are the principal accounting policies of the Company.

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

For the assessment of corporate income tax in the Netherlands, the Company and certain of its subsidiaries form a fiscal unit. Shell Petroleum N.V. (Shell Petroleum) and its fiscal unit subsidiaries are part of the fiscal unit of which the Company is the parent, and the Company recognises in its financial statements the resulting current tax payable or receivable for the fiscal unit.

The tax charge or credit is recognised in the Statement of Income calculated at the statutory tax rate prevailing in the Netherlands.

Investments
Investments in subsidiaries are stated at cost, net of pre-acquisition dividends receivable and any impairment.

The original cost of the Company’s investment in Royal Dutch Petroleum Company (Royal Dutch) was based on the fair value of the Royal Dutch shares, transferred to the Company by the former shareholders of Royal Dutch in exchange for Class A shares in the Company during the public exchange offer (the Royal Dutch Offer). For shares of Royal Dutch tendered in the acceptance period, the fair value was calculated based on the closing price of Royal Dutch’s shares on July 19, 2005. For shares of Royal Dutch tendered in the subsequent acceptance period, the fair value was calculated based on the quoted bid price of the Company’s Class A shares on the specified date.

162	Shell Annual Report and Form 20-F 2009
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 2 continued]

The original cost of the Company’s investment in The Shell Transport and Trading Company Limited (Shell Transport) was the fair value of the Shell Transport shares held by the former shareholders of Shell Transport, which were transferred in consideration for the issuance of Class B shares as part of the Scheme of Arrangement. The fair value was calculated based on the closing price of Shell Transport’s shares on July 19, 2005.

As a result of the Unification (see Note 26 to the Consolidated Financial Statements), the Company’s investments in Royal Dutch and Shell Transport now represent an investment in Shell Petroleum. This had no impact on the cost of investments in subsidiaries.

Share-based compensation plans
The fair value of share-based compensation (IFRS 2 charge) for equity-settled plans granted to subsidiary employees under the Company’s schemes is recognised as an investment in subsidiaries from the date of grant over the vesting period with a corresponding increase in equity. The fair value of these plans is estimated using a Monte Carlo pricing model.

At the moment of vesting of a plan, the costs for the actual deliveries is recharged to the relevant employing subsidiaries. This is recognised as a repayment of the investment originally booked. If the actual vesting costs are higher than the originally estimated IFRS 2 charge, the difference is accounted for as a gain in the Statement of Income.

Information on the principal plans, including vesting conditions and shares granted, vested and expired or forfeited during the year, is set out in Note 24 to the Consolidated Financial Statements.

Dividend income
Interim dividends declared are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport or of Shell Petroleum, in which case income is recognised on declaration date.

3 FINANCE INCOME/(EXPENSE)

	$ MILLION
	2009	2008

Finance income
Interest income	32	304
Currency exchange gains	312	–

Total	344	304

Finance expense
Interest expense	(22)	(109)
Currency exchange losses	–	(714)

Total	(22)	(823)

4 REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

The Directors and Senior Management are remunerated for their services to Shell. Remuneration of the Directors and Senior Management is paid by subsidiaries. The Company has received a recharge of $8.8 million (2008: $10.5 million) for the services of Directors and Senior Management.

Remuneration of Directors and Senior Management, detailing short-term benefits, retirement benefits, share-based compensation and gains realised on the exercise of share options, is set out in Note 6 to the Consolidated Financial Statements.

5 TAXATION

A – Taxation (credit)/charge for the period

	$ MILLION
	2009	2008

(Credit)/charge in respect of current period	(61)	38
Adjustment in respect of prior periods	–	8

Current taxation	(61)	46

Relating to the origination and reversal of temporary differences	18	–

Deferred taxation	18	–

Taxation (credit)/charge	(43)	46

Shell Annual Report and Form 20-F 2009	163
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 5 continued]

Reconciliations of the expected tax charge to the actual tax charge are as follows:

	$ MILLION
	2009	2008

Income before taxation	10,841	10,977

Applicable tax charge at statutory tax rate of 25.5% (2008: 25.5%)	2,764	2,799
Income not subject to tax	(2,771)	(2,762)
Adjustment in respect of prior periods	–	8
Other tax items	(36)	–

Taxation (credit)/charge	(43)	46

The adjustments in respect of prior periods relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared with those used in establishing the current tax position or deferred tax balance in prior periods.

Other tax items comprise net interest of $14 million received from the tax authorities relating to overpaid taxes in prior years and $22 million relating to a tax credit received on withholding tax deductions on dividends received by entities within the Dutch Fiscal Unit.

B – Taxes receivable

	$ MILLION
	2009	2008

Income taxes receivable	137	501

Total	137	501

Taxes receivable are reported within accounts receivable; taxes payable are reported within accounts payable and accrued liabilities.

In 2009, current tax recoverable of $nil (2008: $4 million) in connection with stamp duties and commission fees relating to shares repurchased for cancellation has been recognised in equity.

C – Deferred tax assets

	$ MILLION
	2009	2008

At January 1	18	18
Recognised in income	(18)	–
Additions during the year	159	–

At December 31	159	18

Prior year tax losses brought forward were utilised during the year, with the related deferred tax asset of $18 million recognised in income. The tax losses of 2009 have been partly carried back to 2008. A deferred tax asset has been recognised for the remaining losses as it is probable that these will be recovered, based on projected future available profits. The tax losses can be carried forward for relief during the next nine years ending December 31, 2018.

6 ACCOUNTS RECEIVABLE

	$ MILLION
	Dec 31, 2009	Dec 31, 2008

Amounts due from subsidiaries (see Note 14)	4	6,986
Other receivables	138	501

Total	142	7,487

Included in other receivables is $137 million (2008: $501 million) related to current tax receivables (see Note 5).

7 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise call deposits with a subsidiary (see Note 14).

164	Shell Annual Report and Form 20-F 2009
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

8 FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS

Financial assets and liabilities in the Company’s Balance Sheet comprise cash and cash equivalents (see Note 7), accounts receivable (see Note 6) and certain amounts reported within accounts payable and accrued liabilities (see Note 9).

Foreign exchange derivatives are used by the Company to manage foreign exchange risk. Foreign exchange risk arises when certain transactions are denominated in a currency that is not the Company’s functional currency. There are no derivative financial instruments held at year end.

The fair value of financial assets and liabilities at December 31, 2009 and 2008 approximates their carrying amount. All financial assets and liabilities fall due within 12 months.

9 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	$ MILLION
	2009	2008

Amounts owed to subsidiaries (see Note 14)	345	611
Withholding tax payable	228	290
Accruals	6	14
Unclaimed dividends	1	1

Total	580	916

10 ORDINARY SHARE CAPITAL

AUTHORISED	NUMBER OF SHARES
	Dec 31, 2009	Dec 31, 2008

Class A shares of €0.07 each	4,077,359,886	4,077,359,886
Class B shares of €0.07 each	2,759,360,000	2,759,360,000
Unclassified shares of €0.07 each	3,163,280,114	3,163,280,114
Sterling deferred shares of £1 each	50,000	50,000

ISSUED AND FULLY PAID	NUMBER OF SHARES
	shares of €0.07 each		shares of £1 each

	Class A	Class B	Sterling deferred

At January 1 and December 31, 2009	3,545,663,973	2,695,808,103	50,000

At January 1, 2008	3,583,505,000	2,759,360,000	50,000
Shares repurchased for cancellation	(37,841,027)	(63,551,897)	–

At December 31, 2008	3,545,663,973	2,695,808,103	50,000

NOMINAL VALUE	$ MILLION
	shares of €0.07 each

	Class A	Class B	Total

At January 1 and December 31, 2009	300	227	527

At January 1, 2008	303	233	536
Shares repurchased for cancellation	(3)	(6)	(9)

At December 31, 2008	300	227	527

The total nominal value of sterling deferred shares is less than $1 million.

In the period from January 2, 2008 to November 7, 2008 37,841,027 Class A shares and 63,551,897 Class B shares were repurchased under the Company’s share buyback programme and cancelled. The Company did not repurchase any shares for cancellation in 2009.

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

The sterling deferred shares are redeemable only at the discretion of the Company at £1 for all sterling deferred shares redeemed at any one time, and carry no voting rights. There are no further rights to participate in profits or assets, including the right to receive dividends. Upon winding up or liquidation, the shares carry a right to repayment of paid-up nominal value, ranking ahead of the Class A and Class B shares.

For information on the number of shares in the Company held by Shell employee share ownership trusts and in connection with share-based compensation plans, refer to Note 24 of the Consolidated Financial Statements.

Shell Annual Report and Form 20-F 2009	165
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 10 continued]

Dividend access mechanism for Class B shares

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

DESCRIPTION OF DIVIDEND ACCESS MECHANISM
A dividend access share has been issued by Shell Transport to Lloyds TSB Offshore Trust Company Limited as dividend access trustee (the Trustee). Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access share on trust for the holders of Class B shares from time to time and will arrange for prompt disbursement of such dividends to holders of Class B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends that are unclaimed after 12 years will revert to Shell Transport. Holders of Class B shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of Class B shares will be dividends paid to the dividend access trustee in respect of the dividend access share.

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

OPERATION OF THE DIVIDEND ACCESS MECHANISM
If, in connection with the declaration of a dividend by the Company on the Class B shares, the board of Shell Transport elects to declare and pay a dividend on the dividend access share to the dividend access trustee, the holders of the Class B shares will be beneficially entitled to receive their share of that dividend pursuant to the declaration of trust (and arrangements will be made to ensure that the dividend is paid in the same currency in which they would have received a dividend from the Company).

If any amount is paid by Shell Transport by way of a dividend on the dividend access share and paid by the dividend access trustee to any holder of Class B shares, the dividend which the Company would otherwise pay on the Class B shares will be reduced by an amount equal to the amount paid to such holders of Class B shares by the dividend access trustee.

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

On February 5, 2010 (Completion) the Trustee entered in to an agreement with EES Trustees International Limited (the ‘New Trustee’) whereby the benefit of certain clients of the Trustee including the Trust would be transferred to the New Trustee with effect from Completion. It is intended that the New Trustee will replace the Trustee during 2010. In the period between Completion and the replacement of the Trustee, the Trustee has granted the New Trustee a general trustee power of attorney as further described in Clause 2.2 of a Trust & Fund Business Administration Agreement between the Trustee and the New Trustee.

11 OTHER RESERVES

ANALYSIS OF OTHER RESERVES		$ MILLION
	Share premium reserve	Capital redemption reserve	Share plan reserve	Other reserve	Total

At January 1, 2009	154	57	736	200,377	201,324
Share-based compensation	–	–	124	–	124

At December 31, 2009	154	57	860	200,377	201,448

At January 1, 2008	154	48	601	200,377	201,180
Share-based compensation	–	–	135	–	135
Shares repurchased for cancellation	–	9	–	–	9

At December 31, 2008	154	57	736	200,377	201,324

166	Shell Annual Report and Form 20-F 2009
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 11 continued]

Share premium reserve
On January 6, 2006 loan notes were converted into 4,827,974 Class A shares. The difference between the value of the loan notes and the value of the new shares issued was credited to the share premium reserve.

Capital redemption reserve
As required by the Companies Act 2006, the equivalent of the nominal value of shares cancelled is transferred to a capital redemption reserve.

Share plan reserve
The share plan reserve represents the fair value of share-based compensation granted to employees under the Company’s equity-settled schemes.

Other reserve
The other reserve was created as a result of the Unification and represents the difference between the cost of the investment in Shell Transport and Royal Dutch and the nominal value of shares issued in exchange for those investments as required by the prevailing legislation at that time, section 131 of the Companies Act 1985.

12 DIVIDENDS

DIVIDENDS PAID	$ MILLION
Interim paid on March 11, 2009:	$0.40 per Class A share	1,369
Interim paid on March 11, 2009:	$0.40 per Class B share	1,037
Interim paid on June 10, 2009:	$0.42 per Class A share	1,597
Interim paid on June 10, 2009:	$0.42 per Class B share	1,254
Interim paid on September 9, 2009:	$0.42 per Class A share	1,517
Interim paid on September 9, 2009:	$0.42 per Class B share	1,138
Interim paid on December 9, 2009:	$0.42 per Class A share	1,486
Interim paid on December 9, 2009:	$0.42 per Class B share	1,128

Total paid in 2009		10,526

Interim paid on March 12, 2008:	$0.36 per Class A share	1,323
Interim paid on March 12, 2008:	$0.36 per Class B share	1,006
Interim paid on June 11, 2008:	$0.40 per Class A share	1,409
Interim paid on June 11, 2008:	$0.40 per Class B share	1,077
Interim paid on September 10, 2008:	$0.40 per Class A share	1,312
Interim paid on September 10, 2008:	$0.40 per Class B share	980
Interim paid on December 10, 2008:	$0.40 per Class A share	1,414
Interim paid on December 10, 2008:	$0.40 per Class B share	995

Total paid in 2008		9,516

In addition, on February 4, 2010, the Directors proposed a further interim dividend in respect of 2009 of $0.42 per Class A share and $0.42 per Class B share, payable on March 17, 2010, which will absorb an estimated $2,621 million of shareholders’ funds. The dividends on the Class B shares are paid via the Dividend Access Trust (see Note 10).

Dividends declared on Class A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends declared on Class B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends declared on American Depository Receipts (“ADRs”) are paid in dollars.

13 EARNINGS PER SHARE

Please refer to Note 30 to the Consolidated Financial Statements.

14 RELATED PARTY TRANSACTIONS

The Company deposited cash balances with Shell Treasury Centre Limited, a subsidiary. The Company earned interest on these balances of $2 million in 2009 (2008: $16 million). At December 31, 2009 the balance deposited was $6,649 million (2008: $67 million), consisting of sterling, euro and dollar balances. These balances are presented within cash and cash equivalents. Interest on euro balances is calculated at EONIA less 0.4% (2008: EONIA less 0.0625%), on sterling balances at LIBOR and on dollar balances at US LIBOR less 0.6% (2008: US LIBOR less 0.125%).

At December 31, 2009 the Company has a net payable due to Shell Treasury Luxembourg Sarl, a subsidiary, of $296 million (2008: $611 million), presented within amounts owed to subsidiaries. The net payable comprises an interest-bearing receivable at December 31, 2009 of €4,416 million (2008: €4,237 million) and an interest-bearing payable of $6,660 million (2008: $6,581 million). Interest on euro balances is

Shell Annual Report and Form 20-F 2009	167
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 14 continued]

calculated at EONIA less 0.4% (2008: EONIA less 0.0625%), on sterling balances at LIBOR and on dollar balances at US LIBOR. Net interest income on these balances in 2009 is $5 million (2008: $89 million).

Dividend income in 2009 was $10,556 million (2008: $11,558 million). At December 31, 2009, amounts due from subsidiaries in respect of dividends were $nil (2008: $6,100 million).

The main movement in investment in subsidiaries relates to the IFRS 2 charge of $501 million on equity-settled plans in 2009 (2008: $401 million), disclosed in the Consolidated Financial Statements.

The Company recharged $84 million (2008: $171 million) to subsidiaries related to vested share-based compensation that was delivered to employees in 2009 on performance share plan awards that were granted in 2006 and previous years.

In 2009, the Company settled balances of $255 million (2008: $nil) with Shell Petroleum.

In 2009, the Company settled balances with several subsidiaries amounting to $26 million (2008: $30 million) relating to the Company’s employee costs. At December 31, 2009 a balance of $nil was owing to subsidiaries (2008: $15 million) with respect to these transactions.

The Company was recharged certain administrative expenses from subsidiaries, which amounted to $26 million in 2009 (2008: $25 million).

The Company recharged certain administrative expenses to subsidiaries, which amounted to $3 million in 2009 (2008: $4 million).

Invoices from third-party suppliers were paid by Shell International B.V., a subsidiary, on behalf of the Company amounting to $3 million (2008: $8 million).

The Company enters into forward and spot foreign exchange contracts with Treasury companies, which are subsidiaries. At December 31, 2009 there were no open contracts with these companies in respect of foreign exchange contracts.

The Company settles general and administrative expenses of the Trust including the audit fees.

The Company has guaranteed listed debt issued by subsidiaries amounting to $27,132 million (2008: $16,233 million).

15 LEGAL PROCEEDINGS

Please refer to Note 28 to the Consolidated Financial Statements.

16 ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

The Company has no direct interest in associated companies and jointly controlled entities. Shell’s major investments in associated companies and jointly controlled entities at December 31, 2009, and Shell’s percentage interest, are set out in Note 10 to the Consolidated Financial Statements. A complete list of investments in subsidiary and associated companies and jointly controlled entities will be attached to the Company’s annual return made to the Registrar of Companies.

17 SUBSIDIARIES

The significant subsidiary undertakings of Shell at December 31, 2009, and Shell’s percentage interest (to the nearest whole number) are set out in Exhibit 8. All of these subsidiaries have been included in Shell’s Consolidated Financial Statements. Those held directly by the Company are marked with an asterisk (*). A complete list of investments in subsidiary and associated companies and jointly controlled entities will be attached to the Company’s annual return made to the Registrar of Companies.

18 AUDIT FEE

Auditors’ remuneration for audit services during the year was $117,950 (2008: $160,000).

19 POST-BALANCE SHEET EVENTS

There are no post balance sheet events with an impact on the Company’s financial statements other than as disclosed in Note 12.

168	Shell Annual Report and Form 20-F 2009
Independent auditors’ report to Lloyds TSB Offshore Trust Company Limited, trustee of the Royal Dutch Shell dividend access trust

INDEPENDENT AUDITORS’ REPORT TO
LLOYDS TSB OFFSHORE TRUST
COMPANY LIMITED, TRUSTEE OF THE
ROYAL DUTCH SHELL DIVIDEND ACCESS
TRUST

We have audited the Financial Statements of the Royal Dutch Shell Dividend Access Trust (the Trust) for the year ended December 31, 2009 which comprise the Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related Notes. These Financial Statements have been prepared under the accounting policies set out therein.

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

We read the other information contained in the Royal Dutch Shell plc Annual Report, and consider whether it is consistent with the audited Financial Statements. This other information comprises the other sections of the Royal Dutch Shell plc Annual Report and Accounts and Annual Report on Form 20-F. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

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

OPINION
In our opinion the financial statements:

■	give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Trust’s affairs as at 31 December 2009 and of its result and cash flows for the year then ended.

PricewaterhouseCoopers LLP
Chartered Accountants
London
March 15, 2010

Shell Annual Report and Form 20-F 2009	169
Report of independent registered public accounting firm

REPORT OF INDEPENDENT
REGISTERED PUBLIC
ACCOUNTING FIRM

To Lloyds TSB Offshore Trust Company Limited, trustee of the Royal Dutch Shell Dividend Access Trust and the Board of Directors and Shareholders of Royal Dutch Shell plc
In our opinion, the accompanying Statement of Income, Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity, Statement of Cash Flows and the related Notes present fairly, in all material respects, the financial position of Royal Dutch Shell Dividend Access Trust (the Trust) at December 31, 2009 and December 31, 2008, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also, in our opinion the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The trustee and the management of Royal Dutch Shell plc are responsible for these Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Corporate Governance Statement as set out on pages 76-86. Our responsibility is to express opinions on these Financial Statements and on the Trust’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
London
March 15, 2010

170	Shell Annual Report and Form 20-F 2009
Royal Dutch Shell Dividend Access Trust Financial Statements

INDEX TO THE ROYAL DUTCH SHELL
DIVIDEND ACCESS TRUST
FINANCIAL STATEMENTS

171	Statement of Income
171	Statement of Comprehensive Income
171	Balance Sheet
172	Statement of Changes in Equity
172	Statement of Cash Flows
173	Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements
173	Note 1 The Trust
173	Note 2 Basis of preparation
173	Note 3 Accounting policies
174	Note 4 Other liabilities
174	Note 5 Capital account
174	Note 6 Distributions made
174	Note 7 Audit fee
174	Note 8 Financial instruments
174	Note 9 Related party transactions

Shell Annual Report and Form 20-F 2009	171
Royal Dutch Shell Dividend Access Trust Financial Statements

STATEMENT OF INCOME			£ MILLION
	2009	2008	2007

Dividend income	2,902	2,277	1,930

Income before and after taxation and for the period	2,902	2,277	1,930

All results are from continuing activities.

STATEMENT OF COMPREHENSIVE INCOME			£ MILLION
	2009	2008	2007

Income for the period	2,902	2,277	1,930

Comprehensive income for the period	2,902	2,277	1,930

BALANCE SHEET			£ MILLION
	NOTES	Dec 31, 2009	Dec 31, 2008

Assets
Current assets
Cash and cash equivalents		1	–

Total assets		1	–

Liabilities
Current liabilities
Other liabilities	4	1	–

Total liabilities		1	–

Equity
Capital account	5	–	–
Revenue account		–	–

Total equity		–	–

Total liabilities and equity		1	–

/s/  Davinia Smith

Davinia Smith
Signed for and on behalf of EES Trustees International Limited pursuant to a general trustee power of attorney granted by Lloyds TSB Offshore Trust Company Limited (as trustee of the Royal Dutch Shell Dividend Access Trust) as further described in Clause 2.2 of a Trust & Fund Business Administration Agreement entered into between EES Trustees International Limited and Lloyds TSB Offshore Trust Company Limited dated February 5, 2010.

/s/  Heidi Wilson

Heidi Wilson
Signed for and on behalf of EES Trustees International Limited pursuant to a general trustee power of attorney granted by Lloyds TSB Offshore Trust Company Limited (as trustee of the Royal Dutch Shell Dividend Access Trust) as further described in Clause 2.2 of a Trust & Fund Business Administration Agreement entered into between EES Trustees International Limited and Lloyds TSB Offshore Trust Company Limited dated February 5, 2010.

March 15, 2010

The Notes on pages 173 to 174 are an integral part of these Royal Dutch Shell Dividend Access Trust Financial Statements.

172	Shell Annual Report and Form 20-F 2009
Royal Dutch Shell Dividend Access Trust Financial Statements

STATEMENT OF CHANGES IN EQUITY				£ MILLION
	NOTES	Capital account	Revenue account	Total equity

At January 1, 2009		–	–	–
Comprehensive income for the period		–	2,902	2,902
Distributions made	6	–	(2,902)	(2,902)

At December 31, 2009		–	–	–

At January 1, 2008		–	–	–
Comprehensive income for the period		–	2,277	2,277
Distributions made	6	–	(2,277)	(2,277)

At December 31, 2008		–	–	–

At January 1, 2007		–	–	–
Comprehensive income for the period		–	1,930	1,930
Distributions made	6	–	(1,930)	(1,930)

At December 31, 2007		–	–	–

STATEMENT OF CASH FLOWS			£ MILLION
	2009	2008	2007

Cash flow from operating activities
Income for the period	2,902	2,277	1,930
Adjustment for:
Dividends received	(2,902)	(2,277)	(1,930)
Increase in net working capital	1	–	–

Net cash from operating activities	1	–	–

Cash flow from investing activities
Dividends received	2,902	2,277	1,930

Net cash from investing activities	2,902	2,277	1,930

Cash flow from financing activities
Distributions made	(2,902)	(2,277)	(1,930)

Net cash used in financing activities	(2,902)	(2,277)	(1,930)

Change in cash and cash equivalents	1	–	–
Cash and cash equivalents at January 1	–	–	–

Cash and cash equivalents at December 31	1	–	–

The Notes on pages 173 to 174 are an integral part of these Royal Dutch Shell Dividend Access Trust Financial Statements.

Shell Annual Report and Form 20-F 2009	173
Royal Dutch Shell Dividend Access Trust Financial Statements > Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements

NOTES TO THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST
FINANCIAL STATEMENTS

1 THE TRUST

The Royal Dutch Shell Dividend Access Trust (the Trust) was established on May 19, 2005 by The Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, plc (Shell Transport)) and Royal Dutch Shell plc (the Company). The Trust is governed by the applicable laws of England and Wales and is resident in Jersey. The Trustee of the Trust is Lloyds TSB Offshore Trust Company Limited (registration number 7748) (Trustee), PO Box 160, 25 New Street, St Helier, Jersey, JE4 8RG. The Trust was established as part of a dividend access mechanism.

A Dividend Access Share was issued by Shell Transport to the Trustee. Following the declaration of a dividend by the Company on the Class B shares, Shell Transport may declare a dividend on the Dividend Access Share.

The primary purposes of the Trust are to receive, on behalf of the Class B shareholders of the Company and in accordance with their respective holdings of Class B shares in the Company, any amounts paid by way of dividend on the Dividend Access Share and to pay such amounts to the Class B shareholders on the same pro rata basis.

The Trust shall not endure for a period in excess of 80 years from May 19, 2005, being the date on which the Trust Deed was executed.

On February 5, 2010 (Completion) the Trustee entered in to an agreement with EES Trustees International Limited (the New Trustee) whereby the benefit of certain clients of the Trustee, including the Trust, would be transferred to the New Trustee with effect from Completion. It is intended that the New Trustee will replace the Trustee during 2010. In the period between Completion and the replacement of the Trustee, the Trustee has granted the New Trustee a general trustee power of attorney as further described in Clause 2.2 of a Trust & Fund Business Administration Agreement between the Trustee and the New Trustee.

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

The Financial Statements have been prepared under the historical cost convention. The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Trust’s accounting policies. Actual results may differ from these estimates. The financial results of the Trust are included in the Consolidated and Parent Company Financial Statements on pages 97-139 and pages 159-167 respectively. The Financial Statements were approved and authorised for issue on March 15, 2010 by EES Trustees International Limited pursuant to a general trustee power of attorney granted by Lloyds TSB Offshore Trust Company Limited as further described in Clause 2.2 of a Trust & Fund Business Administration Agreement entered into between EES Trustee International Limited and Lloyds TSB Offshore Trust Company Limited dated February 5, 2010.

3 ACCOUNTING POLICIES

The Trust’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements. The following are the principal accounting policies of the Trust.

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

Taxation
The Trust is not subject to taxation.

174	Shell Annual Report and Form 20-F 2009
Royal Dutch Shell Dividend Access Trust Financial Statements > Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements

[Note 3 continued]

Dividend income
Interim dividends declared on the Dividend Access Share are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport, in which case income is recognised based on the record date of the dividend by the Company on its Class B shares.

4 OTHER LIABILITIES

Other liabilities include £525,602 (2008: £205,528) relating to unclaimed dividends.

5 CAPITAL ACCOUNT

The capital account is represented by the Dividend Access Share of 25 pence settled in the Trust by Shell Transport.

6 DISTRIBUTIONS MADE

Distributions are made to the Class B shareholders of the Company in accordance with the Trust Deed. Refer to Note 12 of the Parent Company Financial Statements for information about dividends per share. Unclaimed dividends amounted to £525,602 as at December 31, 2009 (2008: £205,528), which are not included in distributions made. Amounts are recorded as distributed once a wire transfer or cheque is issued. All cheques are valid for one year from the date of issue. Any wire transfers that are not completed are replaced by cheques. To the extent that cheques expire or are returned unpresented, the Trust records a liability for unclaimed dividends and a corresponding amount of cash.

7 AUDIT FEE

Auditors’ remuneration for audit services during the year was £37,250 (2008: £37,250; 2007: £35,000).

8 FINANCIAL INSTRUMENTS

The Trust, in its normal course of business, is not subject to market risk, credit risk or liquidity risk. The Trustees do not consider that any foreign exchange exposures will materially affect the operations of the Trust.

9 RELATED PARTY TRANSACTIONS

Shell Transport, a signatory to the Trust Deed, issued a Dividend Access Share to the Trustee of the Trust. The Trust received dividend income of £2,902 million (2008: £2,277 million; 2007: £1,930 million) in respect of the Dividend Access Share. The Trust made distributions of £2,902 million (2008: £2,277 million; 2007: £1,930 million) to the Class B shareholders of the Company, a signatory to the Trust Deed.

The Company pays the general and administrative expenses of the Trust including the audit fees.

Shell Annual Report and Form 20-F 2009	175
Cross Reference to Form 20-F

CROSS REFERENCE TO FORM 20-F

PART I		PAGES

Item 1.	Identity of Directors, Senior Management and Advisers	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
Item 3.	Key Information
	A. Selected financial data	10, 88
	B. Capitalisation and indebtedness	N/A
	C. Reasons for the offer and use of proceeds	N/A
	D. Risk factors	13-15
Item 4.	Information on the Company
	A. History and development of the company	10-12, 16-17, 19-28, 38-41, 87
	B. Business overview	8-9, 11-12, 16-44, 49-52, 140-149
	C. Organisational structure	11, E2-E5
	D. Property, plant and equipment	16-43, 50-52
Item 4A.	Unresolved Staff Comments	N/A
Item 5.	Operating and Financial Review and Prospects
	A. Operating results	8-10, 12, 16-44
	B. Liquidity and capital resources	45-48
	C. Research and development, patents and licences, etc.	18, 57, 105
	D. Trend information	8-9, 11-12, 16-21, 38-43
	E. Off-balance sheet arrangements	47
	F. Tabular disclosure of contractual obligations	47
	G. Safe harbour	N/A
Item 6.	Directors, Senior Management and Employees
	A. Directors and senior management	53-56, 77
	B. Compensation	61-75
	C. Board practices	57-59, 76-86
	D. Employees	49-50, 109
	E. Share ownership	49-50, 58-59, 63-73, 87, 104, 134-135
Item 7.	Major Shareholders and Related Party Transactions
	A. Major shareholders	59, 86
	B. Related party transactions	59, 103, 115-116, 166-167, 174
	C. Interests of experts and counsel	N/A
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	45, 95-139, 157-174
	B. Significant Changes	57, 139, 167
Item 9.	The Offer and Listing
	A. Offer and listing details	87-90
	B. Plan of distribution	N/A
	C. Markets	87
	D. Selling shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the issue	N/A
Item 10.	Additional Information
	A. Share capital	N/A
	B. Memorandum and articles of association	82-86
	C. Material contracts	59
	D. Exchange controls	91
	E. Taxation	91-92
	F. Dividends and paying agents	N/A
	G. Statement by experts	N/A
	H. Documents on display	2
	I. Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	80-82, 101-108, 116-117, 128-134, 164, 174
Item 12.	Description of Securities Other than Equity Securities	91

176	Shell Annual Report and Form 20-F 2009
Cross Reference to Form 20-F

PART II		PAGES

Item 13.	Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15.	Controls and Procedures	80-82
Item 16.	[Reserved]
Item 16A.	Audit committee financial expert	76, 78-79
Item 16B.	Code of Ethics	76
Item 16C.	Principal Accountant Fees and Services	79, 139, 167, 174
Item 16D.	Exemptions from the Listing Standards for Audit Committees	76
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	47
Item 16F.	Change in Registrant’s Certifying Accountant	N/A
Item 16G.	Corporate Governance	76

PART III

Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	95-139, 169-174
Item 19.	Exhibits	177

Shell Annual Report and Form 20-F 2009	177
Exhibits

INDEX TO THE EXHIBITS

Exhibit No.	Description	PAGE

1.1	Memorandum of Association of Royal Dutch Shell plc (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (Registration No. 333-125037) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on May 18, 2005).
1.2	Articles of Association of Royal Dutch Shell plc (incorporated by reference to Exhibit 99.3) to the Report on Form 6-K of Royal Dutch Shell plc furnished to the Securities and Exchange Commission on November 5, 2008.
2	Dividend Access Trust Deed (incorporated by reference to Exhibit 2 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File no 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2007).
4.2	Shell Provident Fund Regulations and Trust Agreement (incorporated by reference to Exhibit 4.7 to the Post-Effective Amendment to Registration Statement on Form S-8 (Registration No. 333-126715) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on June 18, 2007).
4.3	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.3 to the Annual Report for the fiscal year ended December 31, 2005, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2006).
4.4	Senior Debt Securities Indenture dated June 27, 2006, among Shell International Finance B.V., as issuer, Royal Dutch Shell plc, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 (Registration No. 333-126726) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on July 20, 2005, amended from then to be dated as of June 27, 2006, and with the parties signatures).
4.5	Form of Directors Letter of appointments (incorporated by reference to Exhibits 4.5 – 4.11 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File No. 001-325751) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2007).
7.1	Calculation of Ratio of Earnings to Fixed Charges.	E1
7.2	Calculation of Return on Average Capital Employed (ROACE) (incorporated by reference to page 47 herein).
7.3	Calculation of gearing ratio (incorporated by reference to page 9 and Note 16 to the Consolidated Financial Statements on page 121 herein).
8	Significant Shell subsidiaries as at December 31, 2009.	E2
12.1	Section 302 Certification of Royal Dutch Shell plc.	E6
12.2	Section 302 Certification of Royal Dutch Shell plc.	E7
13.1	Section 906 Certification of Royal Dutch Shell plc.	E8
99.1	Consent of PricewaterhouseCoopers LLP, London.	E9
99.2	Consent of PricewaterhouseCoopers LLP, London relating to the Royal Dutch Shell Dividend Access Trust.	E10

178	Shell Annual Report and Form 20-F 2009
Exhibits

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on Form 20-F on its behalf.

Royal Dutch Shell plc

/s/  Peter Voser

Peter Voser
Chief Executive Officer
March 15, 2010

CONTACT INFORMATION

REGISTERED OFFICE	RETAIL SHAREHOLDERS	INVESTOR RELATIONS
Royal Dutch Shell plc	Enquiries from retail shareholders:	Enquiries from institutional shareholders:
Shell Centre	Shareholder Relations	Investor Relations
London SE1 7NA	Royal Dutch Shell plc	Royal Dutch Shell plc
United Kingdom	Carel van Bylandtlaan 30	PO Box 162
	2596 HR The Hague	2501 AN The Hague
Registered in England and Wales,	The Netherlands	The Netherlands
Company number 4366849	+31 (0)70 377 1365	+31 (0)70 377 4540
Registered with the Dutch Trade Register	+31 (0)70 377 4088	+44 (0)20 7934 3856 (UK)
under number 34179503	+31 (0)70 377 3953
or
HEADQUARTERS	or
Royal Dutch Shell plc		Investor Relations
Carel van Bylandtlaan 30	Shareholder Relations	Shell Oil Company
2596 HR The Hague	Royal Dutch Shell plc	PO Box 2463
The Netherlands	Shell Centre	Houston, TX 77252
	London SE1 7NA	USA
	United Kingdom	+1 713 241 1042
	+44 (0)20 7934 3363	+1 713 241 0176
+44 (0)20 7934 7515

	royaldutchshell.shareholders@shell.com www.shell.com/shareholder	ir-europe@shell.com ir-usa@shell.com www. shell.com/investor

For questions about:

SHARE REGISTRATION	AMERICAN DEPOSITARY	CORPORATE ISA
Equiniti	RECEIPTS (ADRs)	BNP Paribas Securities Services
Aspect House, Spencer Road	The Bank of New York Mellon	Block C, Western House
Lancing	Shareowner Services	Lynchwood Business Park
West Sussex BN99 6DA	PO Box 358516	Peterborough PE2 6BP
United Kingdom	Pittsburgh, PA 15252-8516	United Kingdom
0800 169 1679 (UK)	USA	0845 358 1102 (UK)
+44 (0) 121 415 7073	+1 888 737 2377 (USA)
+44 (0) 1903 833168	+1 201 680 6825 (international)

For online information about your holding and to change the way you receive your company documents: www.shareview.co.uk	shrrelations@bnymellon.com www.bnymellon.com/shareowner

Designed by Studio Dumbar
Typeset by Bowne
Printed by Thieme MediaCenter Rotterdam
under ISO 14001

SHELL REPORTS

www.shell.com/annualreport
Online versions
Information from our reports is available for online reading and for downloading as a PDF file. The webpages contain interactive chart generators, downloadable tables in Excel format, hyperlinks to other webpages and an enhanced search tool. Sections of the reports can also be downloaded separately or combined into a custom-made PDF file.
Annual Report and Form 20-F for the year ended December 31, 2009
A comprehensive operational and financial overview of Shell.
Annual Review and Summary Financial Statements 2009
A summarised operational and financial overview of Shell.
Jaaroverzicht en verkorte jaarrekening 2009
Dutch language version.

Financial and Operational Information 2005-2009
Five years’ detailed financial and operational information, including maps.
Sustainability Report 2009
Report on progress in contributing to sustainable development.
Sustainability Review 2009
A summarised report on progress in contributing to sustainable development.

AVAILABLE FROM

www.shell.com/annualreport

Royal Dutch Shell plc
c/o Bankside
Annual Report/20-F service for
US residents

+44 (0)1635 232 700

bbs@shellbankside.co.uk

+1 888 400 7789