Form 20-F
period 2010-12-31
Royal Dutch Shell plc
filed 2011-03-15
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Commission file number 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organisation)

Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands
Tel. no: 011 31 70 377 9111
(Address of principal executive offices)
Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares representing Class A ordinary shares of the issuer of an aggregate nominal value €0.07 each	New York Stock Exchange
American Depositary Shares representing Class B ordinary shares of the issuer of an aggregate nominal value of €0.07 each	New York Stock Exchange
1.30% Guaranteed Notes due 2011	New York Stock Exchange
5.625% Guaranteed Notes due 2011	New York Stock Exchange
Floating Rate Guaranteed Notes due 2011	New York Stock Exchange
4.95% Guaranteed Notes due 2012	New York Stock Exchange
Floating Rate Guaranteed Notes due 2012	New York Stock Exchange
1.875% Guaranteed Notes due 2013	New York Stock Exchange
4.0% Guaranteed Notes due 2014	New York Stock Exchange
3.1% Guaranteed Notes due 2015	New York Stock Exchange
3.25% Guaranteed Notes due 2015	New York Stock Exchange
5.2% Guaranteed Notes due 2017	New York Stock Exchange
4.3% Guaranteed Notes due 2019	New York Stock Exchange
4.375% Guaranteed Notes due 2020	New York Stock Exchange
6.375% Guaranteed Notes due 2038	New York Stock Exchange
5.5% Guaranteed Notes due 2040	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of December 31, 2010:
3,480,868,822 Class A ordinary shares of the nominal value of €0.07 each.
2,673,333,694 Class B ordinary shares of the nominal value of €0.07 each.

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

Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague, The Netherlands
Attn: Mr. M. Brandjes

OUR BUSINESSES

A
B
C
D
E
F
G
H
I
J
K
L
M
N
O
P
CHEMICAL PRODUCTS USED FOR
• Plastics
• Coatings
• Detergents
REFINED OIL PRODUCTS
• Fuels
• Lubricants
• Bitumen
• Liquefied petroleum gas
GAS AND ELECTRICITY
• Industrial use
• Domestic use

ENERGY FOR A CHANGING WORLD

Global energy demand is rising and so are consumer expectations – more people want energy from cleaner sources. At Shell we work with others to unlock new energy sources and squeeze more from what we have. We are finding ways to lower our emissions and helping customers to do the same with theirs. In building a better energy future we all have a part to play. Shell is doing its part.

UPSTREAM

- A Exploring for oil and gas
- B Developing fields
- C Producing oil and gas
- D Mining oil sands
- E Extracting bitumen
- F Liquefying gas by cooling (LNG)
- G Regasifying LNG
- H Converting gas to liquid products (GTL)
- I Generating wind energy

DOWNSTREAM

- J Refining oil into fuels and lubricants
- K Producing petrochemicals
- L Developing biofuels
- M Trading
- N Supply and distribution
- O Retail sales
- P Business-to-business sales

2	Shell Annual Report and Form 20-F 2010
About this Report

ABBREVIATIONS

CURRENCIES

$	US dollar
£	sterling
€	euro
CHF	Swiss franc

UNITS OF MEASUREMENT

acre	approximately 0.4 hectares or 0.004 square kilometres
b(/d)	barrels (per day)
bcf/d	billion cubic feet per day
boe(/d)	barrels of oil equivalent (per day); natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel
MMBtu	million British thermal units
mtpa	million tonnes per annum
MW	megawatts
per day	volumes are converted to a daily basis using a calendar year
scf	standard cubic feet

PRODUCTS

GTL	gas to liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids

MISCELLANEOUS

ADS	American Depositary Share
AGM	Annual General Meeting
CCS	current cost of supplies
CO2	carbon dioxide
DBP	Deferred Bonus Plan
EMTN	euro medium-term note
EPS	earnings per share
FID	Final Investment Decision
GHG	greenhouse gas
HSSE	health, safety, security and environment
IFRIC	Interpretation(s) issued by the IFRS Interpretations Committee
IFRS	International Financial Reporting Standard(s)
LTIP	Long-term Incentive Plan
NGO	non-governmental organisation
OML	onshore oil mining lease
OPEC	Organization of the Petroleum Exporting Countries
OPL	oil prospecting licence
PSA	production-sharing agreement
PSC	production-sharing contract
PSP	Performance Share Plan
R&D	research and development
REMCO	Remuneration Committee
RSP	Restricted Share Plan
SEC	United States Securities and Exchange Commission
TRCF	total recordable case frequency
TSR	total shareholder return
WTI	West Texas Intermediate

Shell Annual Report and Form 20-F 2010	3
About this Report

ABOUT THIS REPORT

This Report serves as the Annual Report and Accounts in accordance with UK requirements and as the Annual Report on Form 20-F as filed with the US Securities and Exchange Commission (SEC) for the year ended December 31, 2010, for Royal Dutch Shell plc (the Company) and its subsidiaries (collectively known as Shell). It presents the Consolidated Financial Statements of Shell (pages 98–138) and the Parent Company Financial Statements of Shell (pages 158–167). Cross references to Form 20-F are set out on pages 175–176 of this Report.

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

The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interests. (For example, Shell interest in Woodside Petroleum Ltd is 24%.)

Except as otherwise specified, the figures shown in the tables in this Report represent those in respect of subsidiaries only, without deduction of the non-controlling interest. However, the term “Shell share” is used for convenience to refer to the volumes of hydrocarbons that are produced, processed or sold through both subsidiaries and equity-accounted investments. All of a subsidiary’s share of production, processing or sales volumes are included in the Shell share, even if Shell owns less than 100% of the subsidiary. In the case of equity-accounted investments, however, Shell-share figures are limited only to Shell’s entitlement. In all cases, royalty payments in kind are deducted from the Shell share.

The financial statements contained in this Report have been prepared in accordance with the provisions of the Companies Act 2006, Article 4 of the International Accounting Standards (IAS) Regulation and with both International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union. IFRS as defined above includes interpretations issued by the IFRS Interpretations Committee.

Except as otherwise noted, the figures shown in this Report are stated in US dollars. As used herein all references to “dollars” or “$” are to the US currency.

The Business Review and other sections of this Report contain forward-looking statements (within the meaning of the United States

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

Documents on display
Documents concerning the Company, or its predecessors for reporting purposes, which are referred to in this Report have been filed with the SEC and may be examined and copied at the public reference facility maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, USA. For further information on the operation of the public reference room and the copy charges, please call the SEC at 1-800-SEC-0330. All of the SEC filings made electronically by Shell are available to the public at the SEC website at www.sec.gov (commission file number 1-32575). This Report is also available, free of charge, at www.shell.com/annualreport or at the offices of Shell in the Hague, the Netherlands and London, UK. Copies of this Report also may be obtained, free of charge, by mail.

4	Shell Annual Report and Form 20-F 2010
About this Report

5	Chairman’s message
6	Chief Executive Officer’s review
8	Business Review
8	Key performance indicators
10	Selected financial data
11	Business overview
13	Risk factors
16	Summary of results and strategy
19	Upstream
36	Downstream
43	Corporate
44	Liquidity and capital resources
48	Our people
50	Environment and society
53	The Board of Royal Dutch Shell plc
56	Senior Management
57	Report of the Directors
61	Directors’ Remuneration Report
77	Corporate governance
88	Additional shareholder information
97	Consolidated Financial Statements
139	Supplementary information – Oil and gas
157	Parent Company Financial Statements
170	Royal Dutch Shell Dividend Access Trust Financial Statements
175	Cross Reference to Form 20-F
177	Exhibits
Exhibit 7.1
Exhibit 8
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 99.1
Exhibit 99.2

Shell Annual Report and Form 20-F 2010	5
Chairman’s message

CHAIRMAN’S MESSAGE

Macroeconomic conditions in 2010 were considerably better than they were in 2009. The price of crude oil rose. So too did the price of traded natural gas, despite being weighed down by the abundant supplies from North America. Oil-product and chemical margins also strengthened. Conditions remained challenging for refining, though.

On the upswing
The resumption of economic growth – particularly in Asia – has set energy demand on its upward course again. The increasing populations of developing countries will impart further momentum to the trend. To meet that surging demand, energy of all sorts will be needed – not just oil and gas but also nuclear and renewables.

The sheer scale of the energy demand build-up, however, limits the speed with which alternative sources can capture market share. Even if renewable energy sources develop faster than any energy source ever did, we believe that they could provide no more than 30% of global energy by 2050. Fossil fuels and uranium will continue to supply the bulk of the world’s energy for the foreseeable future, and the energy industry has to do what it can to ameliorate their known environmental impacts.

More recently, events in north Africa showed how quickly momentum for political change can develop. It is still too early to tell whether they have lasting implications for the global supply of energy. We continue to monitor developments in the region closely.

Technology and innovation
Fortunately, human creativity has proved to be remarkably adept at reconciling the often conflicting constraints that economic growth, political authority, individual well-being and environmental protection impose. Still, those who ultimately balance the pull and push of these constraints occasionally get it wrong – sometimes tragically so, as happened with the Deepwater Horizon.

The incident provided the basis for a thorough review of our global safety standards and procedures. Our review confirmed that they are among the most stringent in the world.

With this important lesson in mind, we will continue to apply our creativity to develop technologies for discovering new energy resources and making previously uneconomic ones viable. We think it makes a lot of sense to focus our innovation on natural gas, the cleanest-burning fossil fuel.

We are also directing part of our R&D effort to produce transport fuels from biomass. By taking inedible plant matter as feedstock, we can ensure that these advanced biofuels do not compete for resources with food crops. Until they are ready for commercialisation, we will continue working with industrial bodies, governments and other organisations to establish sustainability standards for conventional biofuels.

We are participating in projects to demonstrate techniques for capturing carbon dioxide at its source and storing it permanently underground. Such carbon capture and storage will be a necessary adjunct to fossil-fuel power plants and other large CO2-emitting installations by 2050, according to the International Energy Agency.

And we are constantly thinking of ways to improve the efficiency with which we – and our customers – use energy and raw materials.

We laid out a strategy in 2010 that helps us manage the way we allocate R&D resources. It distinguishes between “core”, “first” and “emerging” technologies on the basis of whether they can be immediately applied in our existing activities, whether they open new business opportunities in the medium term or whether they have the potential to change the very nature of the energy industry in the long term.

But our innovations go beyond the purely technological.

To supply energy to Asia’s fast-growing markets, we have teamed up with Chinese national oil companies to develop energy resources not only inside but also outside China – in Australia, Qatar and Syria. We also intend to move into the sugar industry through a joint venture with Cosan in Brazil. The proposed joint venture will produce and sell ethanol biofuel, sugar and power from sugar cane.

Creating the future together
Our technological and commercial innovations are helping create a low-carbon energy system that is not only secure and affordable but also sustainable – in the widest sense of the word. For the sake of our industry, we will keep working with regulators and international organisations to improve its safety and environmental regimes. Both resource holders and resource consumers stand to gain from these efforts. And so too will our shareholders.

Jorma Ollila
Chairman

6	Shell Annual Report and Form 20-F 2010
Chief Executive Officer’s review

CHIEF EXECUTIVE OFFICER’S
REVIEW

2010 was a good year for Shell. In the wake of a global economic crisis we improved our operating performance and competitive position thanks to the dedication and creativity of our employees around the world. We made progress in focusing our portfolio of assets on our strengths in both Upstream and Downstream. And we were busy generating new opportunities for further growth over the period 2014–2020.

We are delivering on our strategy, which is based on performance now, growth from new projects and creating options for the future.

Financial and operational results
Our earnings for the year were $20.5 billion, up 61% from 2009. On the basis of estimated current cost of supplies, our earnings per share increased by 90%. And cash flow from operating activities, excluding net working capital movements, was 40% higher.

Oil and gas production volumes increased by 5%, and sales volumes of liquefied natural gas (LNG) rose by 25%. Sales volumes of oil products and chemical products also grew – by 5% and 13% respectively.

Our declared dividends for the year underscored our commitment to shareholder returns. They totalled $10.2 billion – the largest in our sector.

Safety and the environment
We drove down our occupational injury rate again for the sixth straight year. Regrettably, we still had 12 work-related fatalities in 2010. Seven of them were related to road accidents, and two were related to security incidents. So we must continue to implement rigorous safety practices, particularly those related to driving. As we develop new projects in countries where there are security risks, we need to continue to carefully assess the threat and implement controls to safeguard people. And, as events in north Africa have made clear, we have to keep our contingency plans ready for activation on short notice.

Since April 2010, public discussions about safety in the oil industry have been dominated by the Deepwater Horizon incident in the Gulf of Mexico. This tragic incident reflects poorly on our industry. It will take a lot of effort to re-establish trust in our industry.

We agree with the majority of the findings of the US National Commission report on the incident. In fact, our safety procedures already conform to many of the recommendations in the report. Drilling responsibilities at our rigs are clear, and we assure both ourselves and regulators that all necessary safety measures have been put in place.

Our good safety record shows that we have the capability to access oil and gas safely and responsibly in hard-to-reach places, such as under deep or Arctic waters, and in remote or geologically challenging onshore locations.

Continued efforts to improve our environmental performance met with some success in 2010. The number of operational oil spills was down significantly from 2009. And we made progress in our ongoing emission-reduction plans in Nigeria, where we began working on further projects worth more than $2 billion to capture more of the gas associated with oil production.

Reaching targets
In 2010, we reduced our costs by $2 billion, or around 5%, and both acquired and divested assets of $7 billion. These actions helped improve returns and capital efficiencies. They also reflect the priority we give to continual improvement along all fronts within our organisation. I am indebted to the more than 93,000 Shell employees who bring about these improvements, sometimes under trying circumstances.

We brought six key projects on-stream in 2010, and several more are nearly there. Thanks largely to them, we are on track to reach the 2012 performance targets we set back in 2009: 11% more production and at least 80% more cash flow at an oil price greater than $80 per barrel. In Nigeria the Gbaran-Ubie project is now producing both oil and gas from a collection of fields. Production also started at our Perdido offshore platform, which taps fields in the Gulf of Mexico in record-setting water depths. We also saw the first output increases from the expansion of the Athabasca Oil Sands project in Canada. And in Qatar we completed major construction at our Pearl gas-to-liquids (GTL) plant and began producing LNG at the Qatargas 4 plant in January 2011.

In Downstream in 2010, our Shell Eastern Petrochemicals Complex (SEPC) in Singapore began to operate as a fully integrated refinery and petrochemical hub. The SEPC is the largest petrochemical project ever undertaken by Shell. It enables us to maintain a leading position in the expanding Asian market.

We also made good progress in the restructuring of our Downstream businesses in 2010. We sold refining and marketing assets in several countries – Finland, Sweden, Greece and New Zealand, to name a few. In certain cases, service stations will remain Shell-branded through licensing agreements with the new owners. Such divestments allow us to concentrate our commercial strengths in large markets or markets with growth potential.

Options for the longer term
In 2010, we assembled ample opportunities for growth beyond 2012.

We took the Final Investment Decision on two new oil and gas projects in deep water – one in the Gulf of Mexico and the other offshore Brazil. In Australia the Gorgon joint venture is constructing facilities for one of the world’s largest natural gas projects, and we are nearing a Final Investment Decision on whether to develop the Prelude and Concerto offshore gas fields on the basis of a floating LNG plant.

We signed contracts with our partners to develop the Majnoon and West Qurna fields in Iraq. And we agreed to join Qatar Petroleum in a study of the feasibility of building a major petrochemical complex at the same industrial site where the Qatargas 4 and Pearl GTL plants are located.

We added to our shale-gas holdings in 2010. These consist of gas-bearing shale formations that must be fractured in order for the gas to flow freely to the wells. We acquired acreage in the Eagle Ford formation of south Texas and the Marcellus formation of north-eastern USA. These acquisitions bring our total North American holdings in such formations to some 3.6 million acres.

We also signed a contract in 2010 to explore, appraise and develop more gas resources in the Sichuan and Ordos Basins in China. The area over which we are now conducting onshore gas operations in China totals some 12,000 square kilometres (about 3 million acres) – roughly one-third the size of the Netherlands. We additionally

Shell Annual Report and Form 20-F 2010	7
Chief Executive Officer’s review

partnered with PetroChina to buy Arrow Energy, which has coalbed methane resources in Australia.

Our exploration programme made nine notable discoveries in 2010. Additions to our proved reserves exceeded our production volumes for the year. We plan to spend some $3 billion in 2011 in our continuing search for more resources.

In Downstream, we continued our investments to increase refining capability in the US Gulf Coast. We also signed binding agreements with Cosan to form a marketing and biofuels joint venture in Brazil. Through it, we will for the first time become a wholesale producer of ethanol derived from sugar cane. We think such biofuels provide the most commercially feasible way for us to reduce carbon dioxide emissions from road transport over the next two decades. And for the longer term we will bring to the venture the results of our advanced-biofuels R&D programme.

To make our R&D programme an intrinsic part of Shell’s strategic objectives, we adopted a new technology strategy in 2010. It emphasises continued strong investment in research, speeding up the commercialisation of ideas, and working more closely with strategic external partners, such as customers and universities.

Making our strategy deliver value
Our successful projects and future growth opportunities help us increase our potential value to partners, customers and shareholders alike. But there is still more to come.

I know I speak for my colleagues at Shell when I say that we are eager to get on with the job.

Peter Voser
Chief Executive Officer

8	Shell Annual Report and Form 20-F 2010
Business Review > Key performance indicators

BUSINESS REVIEW

KEY PERFORMANCE
INDICATORS

Total shareholder return
2010	17.0%	2009	22.6%

Total shareholder return (TSR) is the difference between the share price at the start of the year and the share price at the end of the year, plus gross dividends delivered during the calendar year (reinvested quarterly), expressed as a percentage of the year-start share price. The TSRs of major publicly traded oil and gas companies can be directly compared, providing a way to determine how Shell is performing against its industry peers.

Net cash from operating activities ($ billion)
2010	27	2009	21

Net cash from operating activities is the total of all cash receipts and payments associated with our sales of oil, gas, chemicals and other products. The components that provide a reconciliation from income for the period are listed in the “Consolidated Statement of Cash Flows”. This indicator reflects Shell’s ability to generate cash for investment and distributions to shareholders.

Project delivery (%)
2010	75%

Project delivery is a new key performance indicator. It reflects Shell’s capability to complete a defined set of projects on time and within budget, compared with targets set in the annual Business Plan. The set of projects consists of at least 20 major capital projects that are in the execution phase (post Final Investment Decision) and are operated by Shell.

Production available for sale (thousand boe/d)
2010	3,314	2009	3,142

Production is the sum of all average daily volumes of unrefined oil and natural gas produced for sale. The unrefined oil comprises crude oil, natural gas liquids and synthetic crude oil. The gas volume is converted into equivalent barrels of oil to make the summation possible. Changes in production have a significant impact on Shell’s cash flow.

Sales of liquefied natural gas (million tonnes)
2010	16.8	2009	13.4

Sales of liquefied natural gas (LNG) is a measure of the operational performance of Shell’s Upstream business and the LNG market demand.

Refinery and chemical plant availability
2010	92.4%	2009	93.3%

Refinery and chemical plant availability is the weighted average of the actual uptime of plants as a percentage of their maximum possible uptime. The weighting is based on the capital employed. It excludes downtime due to uncontrollable factors, such as hurricanes. This indicator is a measure of operational excellence of Shell’s Downstream manufacturing facilities.

Total recordable case frequency (injuries per million working hours)
2010	1.2	2009	1.4

Total recordable case frequency (TRCF) is the number of staff or contractor injuries requiring medical treatment or time off for every million hours worked. It is a standard measure of occupational safety.

Shell Annual Report and Form 20-F 2010	9
Business Review > Key performance indicators

Additional performance indicators

Income for the period ($ million)
2010	20,474	2009	12,718

Income for the period is the total of all the earnings from every business segment. It is of fundamental importance for a sustainable commercial enterprise.

Net capital investment ($ million)
2010	23,680	2009	28,882

Net capital investment is capital investment (capital expenditure, exploration expense, new equity and loans in equity-accounted investments and leases and other adjustments), less divestment proceeds. See Notes 2 and 7 to the “Consolidated Financial Statements” for further information.

Return on average capital employed
2010	11.5%	2009	8.0%

Return on average capital employed (ROACE) is defined as annual income, adjusted for after-tax interest expense, as a percentage of average capital employed during the year. Capital employed is the sum of total equity and total debt. ROACE measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance; see page 47.

Gearing
2010	17.1%	2009	15.5%

Gearing is defined as net debt (total debt minus cash and cash equivalents) as a percentage of total capital (net debt plus total equity), at December 31. It is a measure of the degree to which Shell’s operations are financed by debt. For further information see Note 16 to the “Consolidated Financial Statements”.

Earnings per share on an estimated current cost of supplies basis
2010	$3.04	2009	$1.60

Earnings per share on an estimated current cost of supplies (CCS) basis are calculated in this way: the income attributable to shareholders is first adjusted to take into account the after-tax effect of oil-price changes on inventory before it is divided by the average number of shares outstanding. Without the adjustment, earnings per share are affected by changes in inventory caused simply by movements in the oil price.

CCS earnings have become the dominant measure used by the Chief Executive Officer for the purpose of making decisions about allocating resources to Downstream and assessing its performance. See Notes 2 and 7 to the “Consolidated Financial Statements”.

Proved oil and gas reserves (million boe)
2010	14,249	2009	14,132

Proved oil and gas reserves (excluding reserves attributable to non-controlling interest in Shell subsidiaries held by third parties) are the total estimated quantities of oil and gas that geoscience and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs, as at December 31, under existing economic and operating conditions. Gas volumes are converted into barrels of oil equivalent (boe). Reserves are crucial to an oil and gas company, since they constitute the source of future production. Reserves estimates are subject to change based on a wide variety of factors, some of which are unpredictable; see pages 13–15.

Operational spills over 100 kilograms
2010	193	2009	275

Operational spills reflects the total number of incidents in which 100 kilograms or more of oil or oil products were spilled as a result of our operations. The number for 2009 was updated from 264 to reflect completion of investigations into operational spills.

Employees (thousand)
2010	97	2009	101

Employees is calculated as the annual average full-time equivalent number of employees who are employed by Shell subsidiaries through full-time and part-time employment contracts.

10	Shell Annual Report and Form 20-F 2010
Business Review > Selected financial data

SELECTED FINANCIAL DATA

The selected financial data set out below is derived, in part, from the Consolidated Financial Statements. This data should be read in conjunction with the Consolidated Financial Statements and related Notes, as well as the Business Review in this Report.

CONSOLIDATED STATEMENT OF INCOME AND OF COMPREHENSIVE INCOME DATA					$ MILLION
	2010	2009	2008	2007	2006

Revenue	368,056	278,188	458,361	355,782	318,845

Income for the period	20,474	12,718	26,476	31,926	26,311
Income attributable to non-controlling interest	347	200	199	595	869

Income attributable to Royal Dutch Shell plc shareholders	20,127	12,518	26,277	31,331	25,442

Comprehensive income attributable to Royal Dutch Shell plc shareholders	20,131	19,141	15,228	36,264	30,113

All results are from continuing operations.

CONSOLIDATED BALANCE SHEET DATA					$ MILLION
	2010	2009	2008	2007	2006

Total assets	322,560	292,181	282,401	269,470	235,276
Total debt	44,332	35,033	23,269	18,099	15,773
Share capital	529	527	527	536	545
Equity attributable to Royal Dutch Shell plc shareholders	148,013	136,431	127,285	123,960	105,726
Non-controlling interest	1,767	1,704	1,581	2,008	9,219

EARNINGS PER SHARE					$
	2010	2009	2008	2007	2006

Basic earnings per €0.07 ordinary share	3.28	2.04	4.27	5.00	3.97
Diluted earnings per €0.07 ordinary share	3.28	2.04	4.26	4.99	3.95

SHARES					NUMBER
	2010	2009	2008	2007	2006

Basic weighted average number of Class A and B shares	6,132,640,190	6,124,906,119	6,159,102,114	6,263,762,972	6,413,384,207
Diluted weighted average number of Class A and B shares	6,139,300,098	6,128,921,813	6,171,489,652	6,283,759,171	6,439,977,316

OTHER FINANCIAL DATA					$ MILLION
	2010	2009	2008	2007	2006

Net cash from operating activities	27,350	21,488	43,918	34,461	31,696
Net cash used in investing activities	21,972	26,234	28,915	14,570	20,861
Dividends paid	9,979	10,717	9,841	9,204	8,431
Net cash used in financing activities	1,467	829	9,394	19,393	13,741
Increase/(decrease) in cash and cash equivalents	3,725	(5,469)	5,532	654	(2,728)

Earnings/(losses) by segment
Upstream	15,935	8,354	26,506	18,094	17,852
Downstream [A]	2,950	258	5,309	8,588	8,098
Corporate	91	1,310	(69)	1,387	294

Earnings on a current cost of supplies basis	18,976	9,922	31,746	28,069	26,244
Current cost of supplies adjustment [A] [B]	1,498	2,796	(5,270)	3,857	67

Income for the period	20,474	12,718	26,476	31,926	26,311

Net capital investment [B]
Upstream	21,222	22,326	28,257	13,555	19,840
Downstream	2,358	6,232	3,104	2,682	3,001
Corporate	100	324	60	202	140

Total	23,680	28,882	31,421	16,439	22,981

[A]	With effect from 2010, Downstream segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the estimated current cost of supplies during the same period after making allowance for the estimated tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. CCS earnings have become the dominant measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources to the segment and assessing its performance. Previously, Downstream segment earnings were presented applying the first-in, first-out (FIFO) method of inventory accounting. Comparative segment information is consistently presented.
[B]	See Notes 2 and 7 to the “Consolidated Financial Statements” for further information.

Shell Annual Report and Form 20-F 2010	11
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

Activities
Shell is one of the world’s largest independent oil and gas companies in terms of market capitalisation, operating cash flow and oil and gas production. We aim to sustain our strong operational performance and continue our investments primarily in countries that have the necessary infrastructure, expertise and remaining growth potential. Such countries include: Australia; Brunei; Canada; Denmark; Malaysia; the Netherlands; Nigeria; Norway; Oman; Qatar; Russia; the UK; the USA; and, in the coming years, China.

We are bringing new oil and gas supplies on-stream from major field developments. We are also investing in growing our gas-based business through liquefied natural gas (LNG) and gas-to-liquids (GTL) projects. For example, in January 2011, together with our partner, we brought the Qatargas 4 LNG project on-stream and later in the year we will start up the world’s largest GTL project also in Qatar. We are also participating in the Gorgon LNG project in Australia.

At the same time, we are exploring for oil and gas in prolific geological formations that can be conventionally developed, such as those found in the Gulf of Mexico, Brazil and Australia. But we are also exploring for hydrocarbons in formations, such as low-permeability gas reservoirs in the USA, Australia, Canada and China, which can be economically developed only by unconventional means.

We also have a diversified and balanced portfolio of refineries and chemicals plants and are a major distributor of biofuels. We have the largest retail portfolio of our peers, and delivered strong growth in differentiated fuels. We have a strong position not only in the major industrialised countries, but also in the developing ones. The distinctive Shell pecten, (a trademark in use since the early part of the twentieth century), and trademarks in which the word Shell appears, support this marketing effort throughout the world.

Businesses

Upstream International manages the Upstream businesses outside the Americas. It searches for and recovers crude oil and natural gas, liquefies and transports gas, and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream International also manages Shell’s entire LNG business, GTL and the wind business in Europe. Its activities are organised primarily within geographical units, although there are some activities that are managed across the businesses or provided through support units.

Upstream Americas manages the Upstream businesses in North and South America. It searches for and recovers crude oil and natural gas, transports gas and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream Americas also extracts bitumen from oil sands that is converted into synthetic crude oil. Additionally, it manages the US-based wind business. It comprises operations organised into business-wide managed activities and supporting activities.

Downstream manages Shell’s manufacturing, distribution and marketing activities for oil products and chemicals. These activities are organised into globally managed classes of business, although some are managed regionally or provided through support units. Manufacturing and supply includes refining, supply and shipping of crude oil. Marketing sells a range of products including fuels, lubricants, bitumen and liquefied petroleum gas (LPG) for home, transport and industrial use. Chemicals produces and markets petrochemicals for industrial customers, including the raw materials for plastics, coatings and detergents. Downstream also trades Shell’s flow of hydrocarbons and other energy-related products, supplies the Downstream businesses, markets gas and power and provides shipping services. Downstream additionally oversees Shell’s interests in alternative energy (including biofuels, and excluding wind) and CO2 management.

Projects & Technology manages the delivery of Shell’s major projects and drives the research and innovation to create technology solutions. It provides technical services and technology capability covering both Upstream and Downstream activities. It is also responsible for providing functional leadership across Shell in the areas of health, safety and environment, and contracting and procurement.

12	Shell Annual Report and Form 20-F 2010
Business Review > Business overview

Segmental reporting
Upstream combines the operating segments Upstream International and Upstream Americas, which have similar economic characteristics, products and services, production processes, type and class of customers and methods of distribution. Upstream and Downstream earnings include their respective elements of Projects & Technology and of trading activities. Corporate represents the key support functions comprising holdings and treasury, headquarters, central functions and Shell’s self-insurance activities.

REVENUE BY BUSINESS SEGMENT
(INCLUDING INTER-SEGMENT SALES)		$ MILLION
	2010	2009	2008

Upstream
Third parties	32,395	27,996	45,975
Inter-segment	35,803	27,144	42,333

	68,198	55,140	88,308

Downstream
Third parties	335,604	250,104	412,347
Inter-segment	612	258	466

	336,216	250,362	412,813

Corporate
Third parties	57	88	39
Inter-segment	–	–	–

	57	88	39

REVENUE BY GEOGRAPHICAL AREA
(EXCLUDING INTER-SEGMENT SALES)					$ MILLION
	2010	%	2009	%	2008	%

Europe	137,359	37.3	103,424	37.2	184,809	40.3
Asia, Oceania, Africa	110,955	30.2	80,398	28.9	120,889	26.4
USA	77,660	21.1	60,721	21.8	100,818	22.0
Other Americas	42,082	11.4	33,645	12.1	51,845	11.3

Total	368,056	100.0	278,188	100.0	458,361	100.0

Shell Annual Report and Form 20-F 2010	13
Business Review > Risk factors

RISK FACTORS

Shell’s operations and earnings are subject to competitive, economic, political, legal, regulatory, social, industry, business and financial risks, as discussed below. These could have a material adverse effect separately, or in combination, on our operational performance, earnings or financial condition. Investors should carefully consider the risks discussed below. They should also be aware that our Articles of Association limit the jurisdictions under which shareholder disputes are settled (see also below).

Our operating results and financial condition are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.
Prices of oil, natural gas, oil products and chemicals are affected by supply and demand, both globally and regionally. Moreover, prices for oil and gas can move independently from each other. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, conflicts, economic conditions and actions by major oil-exporting countries. Price fluctuations have a material effect on our earnings and our financial condition. For example, in a low oil and gas price environment, Shell would generate less revenue from its Upstream production, and as a result certain long-term projects might become less profitable, or even incur losses. Additionally, low oil and gas prices could result in the debooking of oil or natural gas reserves, if they become uneconomic in this type of environment. Prolonged periods of low oil and gas prices, or rising costs, could also result in projects being delayed or cancelled, as well as in the impairment of certain assets. In a high oil and gas price environment, we can experience sharp increases in cost and under some production-sharing contracts our entitlement to reserves would be reduced. Higher prices can also reduce demand for our products. Lower demand for our products might result in lower profitability, particularly in our Downstream business.

Our ability to achieve strategic objectives depends on how we react to competitive forces.
We face competition in each of our businesses. While we seek to differentiate our products, many of them are competing in commodity-type markets. If we do not manage our expenses adequately, our cost efficiency might deteriorate and our unit costs might increase. This in turn might erode our competitive position. Increasingly, we compete with state-run oil and gas companies, particularly in seeking access to oil and gas resources. Today, these state-run oil and gas companies control vastly greater quantities of oil and gas resources than the major, publicly held oil and gas companies. State-run entities have access to significant resources and may be motivated by political or other factors in their business decisions which may harm our competitive position or access to desirable projects.

The global macroeconomic environment as well as financial and commodity market conditions influence our operating results and financial condition as our business model involves trading, treasury, interest rate and foreign exchange risks.
Shell companies are subject to differing economic and financial market conditions throughout the world. Political or economic instability affects such markets. Shell uses debt instruments such as bonds and commercial paper to raise significant amounts of capital. Should our access to debt markets become more difficult, the potential impact on our liquidity could have an adverse effect on our operations. For example, our net debt increased by $5.6 billion in 2010. Trading and treasury risks include, among others, exposure to movements in commodity prices, interest rates and foreign exchange rates, counterparty default and various operational risks (see also pages 82–83). As a global company doing business in over 90 countries, we are exposed to changes in currency values and exchange controls. While we undertake some currency hedging, we do not do so for all of our activities. The resulting exposure could affect our earnings and cash flow (see Notes 4 and 23 to the “Consolidated Financial Statements”).

Our future hydrocarbon production depends on the delivery of large and complex projects, as well as on our ability to replace oil and gas reserves.
We face numerous challenges in developing capital projects, especially large ones. Challenges include uncertain geology, frontier conditions, the existence and availability of necessary technology and engineering resources, availability of skilled labour, project delays and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions. These challenges are particularly relevant in certain developing and emerging market countries, such as Kazakhstan, Iraq, etc. Such potential obstacles may impair our delivery of these projects, as well as our ability to fulfil related contractual commitments, and, in turn, negatively affect our operational performance and financial position. Future oil and gas production will depend on our access to new proved reserves through exploration, negotiations with governments and other owners of known reserves, and acquisitions. Failure to replace proved reserves could result in lower future production.

OIL AND GAS PRODUCTION AVAILABLE FOR SALE		MILLION BOE [A]
	2010 [B]	2009 [B]	2008

Subsidiaries	855	828	846
Equity-accounted investments	355	319	314

Total	1,210	1,147	1,160

[A]	Natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel.
[B]	Includes synthetic crude oil production.

PROVED DEVELOPED AND UNDEVELOPED
RESERVES [A] [B] (AT DECEMBER 31)		MILLION BOE [C]
	2010 [D]	2009 [D]	2008 [E]

Shell subsidiaries	10,176	9,859	7,090
Shell share of equity-accounted investments	4,097	4,286	3,825

Total	14,273	14,145	10,915
Non-controlling interest [F]	24	13	12

Total less non-controlling interest	14,249	14,132	10,903

[A]	We manage our total proved reserves base without distinguishing between proved oil and gas reserves associated with our equity-accounted investments and proved oil and gas reserves from subsidiaries.
[B]	The SEC and FASB adopted revised standards for oil and gas reserves reporting from 2009. Reserves for 2008 have been determined on the basis of the predecessor rules.
[C]	Natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel.
[D]	Includes proved reserves associated with future production that will be consumed in operations and synthetic crude oil reserves.
[E]	Does not include volumes expected to be produced and consumed in operations or synthetic crude oil reserves.
[F]	Represents reserves attributable to non-controlling interest in Shell subsidiaries held by third parties.

An erosion of our business reputation would have a negative impact on our brand, our ability to secure new resources, our licence to operate and our financial performance.
Shell is one of the world’s leading energy brands, and our brand and reputation are important assets. The Shell General Business Principles

14	Shell Annual Report and Form 20-F 2010
Business Review > Risk factors

and Code of Conduct govern how Shell and our individual companies conduct our affairs. While we seek to ensure compliance with these requirements by all of our 97 thousand employees, it is a challenge. Failure – real or perceived – to follow these principles, or other real or perceived failures of governance or regulatory compliance, could harm our reputation. This could impact our licence to operate, damage our brand, harm our ability to secure new resources, limit our ability to access the capital market and affect our operational performance and financial condition.

Our future performance depends on the successful development and deployment of new technologies.
Technology and innovation are essential to Shell. If we do not develop the right technology, do not have access to it or do not deploy it effectively, the delivery of our strategy, our profitability and our earnings may be affected. We operate in environments where the most advanced technologies are needed. While these technologies are regarded as safe for the environment with today’s knowledge, there is always the possibility of unknown or unforeseeable environmental impacts. If these materialise, they might affect our earnings and financial condition and expose us to sanctions or litigation.

Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.
In the future, in order to help meet the world’s energy demand, we expect our production to rise and more of our production to come from unconventional sources than at present. Energy intensity of production of oil and gas from unconventional sources can be higher than that of production from conventional sources. Therefore, it is expected that both the CO2 intensity of our production, as well as our absolute Upstream CO2 emissions, will increase as our business grows, for example, from the expansion of oil sands activities in Canada. Also our Pearl GTL project in Qatar is expected to increase our CO2 emissions when production begins. Over time, we expect that a growing share of our CO2 emissions will be subject to regulation and carry a cost. If we are unable to find economically viable, as well as publicly acceptable, solutions that reduce our CO2 emissions for new and existing projects or products, we may incur additional costs in delayed projects or reduced production in certain projects.

The nature of our operations exposes us to a wide range of health, safety, security and environment risks.
The health, safety, security and environment (HSSE) risks to which we are potentially exposed cover a wide spectrum, given the geographic range, operational diversity and technical complexity of Shell’s daily operations. We have operations, including oil and gas production, transport and shipping of hydrocarbons, and refining, in difficult geographies or climate zones, as well as environmentally sensitive regions, such as the Arctic or maritime environments, especially in deep water. This exposes us to the risk, amongst others, of major process safety incidents, effects of natural disasters, social unrest, personal health and safety, and crime. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in injuries, loss of life, environmental harm, disruption to business activities and, depending on their cause and severity, material damage to our reputation and eventually loss of licence to operate. Ultimately, any serious incident could harm our competitive position and materially impact our earnings and financial condition. In certain circumstances, liability could be imposed without regard to Shell’s fault in the matter.

An erosion of the business and operating environment in Nigeria could adversely impact our earnings and financial position.
We face various risks in our Nigerian operations. These risks include: security issues surrounding the safety of our people, host communities, and operations; our ability to enforce existing contractual rights; limited infrastructure; and potential legislation that could increase our taxes. The Nigerian government is contemplating new legislation to govern the petroleum industry which, if passed into law, would likely have a significant impact on Shell’s existing and future activities in that country and could adversely affect our financial returns from projects in that country.

We operate in more than 90 countries, with differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to laws and regulations. In addition, Shell companies face the risk of litigation and disputes worldwide.
Developments in politics, laws and regulations can, and do, affect our operations and earnings. Potential developments include: forced divestment of assets; expropriation of property; cancellation of contract rights; additional windfall taxes and other retroactive tax claims; import and export restrictions; foreign exchange controls; and changing environmental regulations. Certain governments, states and regulatory bodies have, in the opinion of Shell, exceeded their constitutional authority by attempting unilaterally to amend or cancel existing agreements or arrangements; by failing to honour existing contractual commitments; and by seeking to adjudicate disputes between private litigants. In our Upstream activities these developments could affect land tenure, re-writing of leases, entitlement to produced hydrocarbons, production rates, royalties and pricing. Parts of our Downstream businesses are subject to price controls in some countries. From time to time, cultural and political factors play a role in unprecedented and unanticipated judicial outcomes contrary to local and international law. When such risks materialise they can affect the employees, reputation, operational performance and financial position of Shell, as well as of the Shell companies located in the country concerned. If we do not comply with policies and regulations, it may result in regulatory investigations, lawsuits and ultimately sanctions.

Our operations expose us to social instability, terrorism and acts of war or piracy that could have an adverse impact on our business.
As seen recently in north Africa and the Middle East, social and civil unrest, both within the countries in which we operate and internationally, can, and does, affect operations and earnings. Potential developments that could impact our business include international conflicts, including war, acts of political or economic terrorism and acts of piracy on the high seas, as well as civil unrest and local security concerns that threaten the safe operation of our facilities and transport of our products. If such risks materialise, they can result in injuries and disruption to business activities, which could have a material negative effect on our operational performance and financial condition, as well as on our reputation.

We rely heavily on information technology systems for our operations.
The operation of many of our business processes depends on the availability of information technology (IT) systems. Our IT systems are increasingly concentrated in terms of geography, number of systems, and key contractors supporting the delivery of IT services. Shell, like many other multinational companies, has been the target of attempts by others to gain unauthorised access through the Internet to our IT systems, including more sophisticated attempts often referred to as advanced persistent threat. For all security incidents Shell seeks to

Shell Annual Report and Form 20-F 2010	15
Business Review > Risk factors

detect and investigate them with an aim to prevent their recurrence. Disruption of critical IT services, or breaches of information security, could have a negative effect on our operational performance and earnings, as well as on our reputation.

We have substantial pension commitments, whose funding is subject to capital market risks.
Liabilities associated with defined benefit plans can be significant, as can the cash funding of such plans; both depend on various assumptions. Volatility in capital markets and the resulting consequences for investment performance, as well as interest rates, may result in significant changes to the funding level of future liabilities. In case of a shortfall, Shell might be required to make substantial cash contributions, depending on the applicable regulations per country. See “Liquidity and capital resources” for further discussion.

The estimation of reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible. If actual production from such reserves is lower than current estimates indicate, our profitability and financial condition could be negatively impacted.
The estimation of oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. The estimate may change because of new information from production or drilling activities, or changes in economic factors, including changes in the price of oil or gas and changes in the taxation or regulatory policies of host governments. It may also alter because of acquisitions and divestments, new discoveries, and extensions of existing fields and mines, as well as the application of improved recovery techniques. Published reserves estimates may also be subject to correction due to errors in the application of published rules and changes in guidance. Any downward adjustment would indicate lower future production volumes and may adversely affect our earnings as well as our financial condition.

Many of our major projects and operations are conducted in joint ventures or associated companies. This may reduce our degree of control, as well as our ability to identify and manage risks.
A significant share of our capital is invested in joint ventures or associated companies. In cases where we are not the operator we have limited influence over, and control of, the behaviour, performance and cost of operations of joint ventures or associated companies. Additionally, our partners or members of a joint venture or associated company (particularly local partners in developing countries) may not be able to meet their financial or other obligations to the projects, threatening the viability of a given project.

Violations of antitrust and competition law carry fines and expose us or our employees to criminal sanctions and civil suits.
Antitrust and competition laws apply to Shell companies in the vast majority of countries in which we do business. Shell companies have been fined for violations of antitrust and competition law. These include a number of fines by the European Commission Directorate-General for Competition (DG COMP). Due to the DG COMP’s fining guidelines, any future conviction of Shell companies for violation of European Union (EU) competition law could result in larger fines. Violation of antitrust laws is a criminal offence in many countries, and individuals can be either imprisoned or fined. Furthermore, it is now common for persons or corporations allegedly injured by antitrust violations to sue for damages.

Shell is currently subject to a Deferred Prosecution Agreement with the US Department of Justice for violations of the US Foreign Corrupt Practices Act.
In 2010, a Shell company agreed to a Deferred Prosecution Agreement (DPA) with the US Department of Justice (DOJ) for violations of the US Foreign Corrupt Practices Act (FCPA), which arose in connection with its use of the freight forwarding firm Panalpina. Also the Company has consented to a Cease and Desist Order from the US Securities and Exchange Commission (SEC) for violations of the record keeping and internal control provisions of the FCPA as a result of another Shell company’s violation of the FCPA, which also arose in connection with the use of the freight forwarding firm Panalpina in Nigeria. The DPA requires Shell to continue to implement a compliance and ethics programme designed to prevent and detect violations of the FCPA and other applicable anti-corruption laws throughout Shell’s operations. The DPA also requires the Company to report to the DOJ, promptly, any credible evidence of questionable or corrupt payments. Additionally, Shell paid a $30 million penalty to the DOJ and approximately $18.1 million in disgorgement and prejudgement interest to the SEC. Any violations of the DPA, or the SEC’s Cease and Desist Order, could have a material adverse effect on the Company.

The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This might limit shareholder remedies.
Our Articles of Association generally require that all disputes between our shareholders in such capacity and the Company or our subsidiaries (or our Directors or former Directors) or between the Company and our Directors or former Directors be exclusively resolved by arbitration in the Hague, the Netherlands, under the Rules of Arbitration of the International Chamber of Commerce. Our Articles of Association also provide that, if this provision is for any reason determined to be invalid or unenforceable, the dispute may only be brought in the courts of England and Wales. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions. Please see “Corporate governance” for further information.

16	Shell Annual Report and Form 20-F 2010
Business Review > Summary of results and strategy

SUMMARY OF RESULTS AND
STRATEGY

INCOME FOR THE PERIOD	$ MILLION
	2010	2009	2008

Earnings/(losses) by segment
Upstream	15,935	8,354	26,506
Downstream [A]	2,950	258	5,309
Corporate	91	1,310	(69)

Earnings on a current cost of supplies basis	18,976	9,922	31,746
Current cost of supplies adjustment [A]	1,498	2,796	(5,270)

Income for the period	20,474	12,718	26,476

[A]	With effect from 2010, Downstream segment earnings are presented on a current cost of supplies basis. See Notes 2 and 7 to the “Consolidated Financial Statements” for further information. Comparative information is consistently presented.

Earnings 2010–2008
The most significant factors affecting year-on-year comparisons of earnings and cash flow generated by our operating activities are: changes in realised oil and gas prices; oil and gas production levels; and refining and marketing margins.

On average, 2010 realised oil and gas prices increased significantly compared with 2009. Refining margins in 2010 showed some improvements over those in 2009, supported by the growing demand for oil products. The continuing high inventories, particularly for middle distillates, and industrial overcapacity following the start-up of major refining facilities in Asia, however, had a downward effect on refining margins. Oil and gas production available for sale in 2010 was 3,314 thousand barrels of oil equivalent per day (boe/d), compared with 3,142 thousand boe/d in 2009.

Earnings on a current cost of supplies basis in 2010 were 91% higher than in 2009, when they were 69% lower than in 2008. The increase reflected higher realised oil and gas prices and production in Upstream as well as higher margins in Downstream.

In 2010, Upstream earnings were $15,935 million, 91% higher than in 2009 and 40% lower than in 2008. The difference between the 2010 and 2009 earnings reflected the effect of significantly higher realised prices for both oil and gas in combination with higher production volumes. In 2009, earnings decreased by 68% from 2008, mainly reflecting lower realised oil and gas prices and lower production volumes. Moreover, the 2010 and 2008 earnings included significant gains from the divestment of various assets.

Downstream earnings in 2010 were $2,950 million, compared with $258 million in 2009 and $5,309 million in 2008. Earnings in 2010 increased significantly with respect to 2009 because of higher realised refining margins and increased volumes. Earnings decreased between 2008 and 2009 because lower demand drove down our realised refining margins and most of our realised marketing margins in 2009.

Balance sheet and capital investment
Shell’s strategy to invest in the development of major growth projects, primarily in Upstream, explains the most significant changes to the balance sheet in 2010. Property, plant and equipment increased by $11.1 billion. Capital investment was $30.6 billion, 4% lower than in 2009. The effect of capital investment on property, plant and equipment was partly offset by depreciation, depletion and amortisation of some $15 billion in 2010.

Of the 2010 capital investment, $25.7 billion related to Upstream projects that will deliver organic growth over the long term. These projects include several multi-billion-dollar integrated facilities that are expected to provide significant cash flows for the coming decades. In 2010, the total debt increased by $9.3 billion. Total equity increased by $11.6 billion in 2010, to $149.8 billion.

The gearing ratio was 17.1% at the end of 2010, compared with 15.5% at the end of 2009. The change reflects the increase of the total debt, partly offset by an increase in the cash and cash equivalents position in 2010.

Market overview
The demand for oil and gas is strongly linked to the strength of the global economy. For that reason, projected economic growth is considered an indicator of the future demand for our products and services.

The global economy continued to recover in 2010 from the recession of late 2008 and early 2009 that was triggered by the severe financial crisis in the USA and Europe. The contours of the global recovery, however, have differed significantly across countries. Most emerging markets weathered well the global downturn and grew robustly in 2010, with output in China and India growing by 10.3% and 9.7% respectively. In contrast, the USA and the euro area saw output grow by 2.8% and 1.8%, respectively, which was not sufficiently rapid to bring down high unemployment rates.

In 2011, global output growth is set to continue, led by the emerging markets. Key uncertainties to the outlook are associated with high sovereign debt burdens in some European countries, fragile US and European consumer confidence with high unemployment and indebtedness, and global frictions over imbalances and exchange rates.

OIL AND NATURAL GAS PRICES
Oil prices traded in a range of $70–85 per barrel throughout most of 2010 but ended the year at a high of $94 per barrel. On average, 2010 prices were considerably higher than they were in 2009. Brent crude oil averaged $79.50 per barrel in 2010, compared with $61.55 in 2009; West Texas Intermediate averaged $79.45 per barrel in 2010, compared with $61.75 a year earlier.

Natural gas prices saw a more pronounced downward trend in 2010 compared with 2009. The Henry Hub prices fell from a monthly average high of $5.80 per million British thermal units (MMBtu) in January to a monthly low of $3.48 per MMBtu in October, when inventories were high and production had to be discouraged. From November until the end of 2010, Henry Hub prices reversed their trend with the onset of winter weather. Averaged over the year, the Henry Hub per-MMBtu price was higher in 2010 than in 2009 – $4.40 compared with $3.90. In the UK prices at the National Balancing Point averaged 42.12 pence/therm in 2010, compared with 30.93 pence/therm in 2009.

Unlike crude-oil pricing, which is global in nature, gas prices vary significantly from region to region. We produce and sell natural gas in regions whose supply, demand and regulatory circumstances differ markedly from those of the US’s Henry Hub or the UK’s National Balancing Point. Natural gas prices in the Asia-Pacific region and in some parts of continental Europe are predominantly indexed to oil prices. However, natural gas prices are increasingly moving to spot market pricing in continental Europe. In Europe contractual time-lag effects resulted in flat prices throughout the first quarter of 2010, while demand was still feeling the impact of the recession. Oil-indexed prices

Shell Annual Report and Form 20-F 2010	17
Business Review > Summary of results and strategy

started to rise in the second quarter, maintaining a very significant premium above the UK’s National Balancing Point.

OIL AND NATURAL GAS PRICES FOR INVESTMENT EVALUATION
The range of possible future crude oil and natural gas prices used in project and portfolio evaluations within Shell are determined after assessment of short-, medium- and long-term price drivers under different sets of assumptions. Historical analysis, trends and statistical volatility are all part of this assessment, as are analyses of possible future economic conditions, geopolitics, OPEC actions, supply costs and the balance of supply and demand. Sensitivity analyses are used to test the impact of low-price drivers, such as economic weakness, and high-price drivers, such as strong economic growth and low investment levels in new production. Short-term events, such as relatively warm winters or cool summers and supply disruptions due to weather or politics, contribute to price volatility.

We expect oil prices to average in the range of $50–90 per barrel and US gas prices to average in the range of $4–8 per MMBtu. We make our investment decisions inside these ranges. We use low, medium and high oil and gas prices to test the economic performance of long-term projects. As part of our normal business practice, the range of prices used for this purpose is subject to review and change.

REFINING AND PETROCHEMICAL MARKET TRENDS
Refining margins in 2010 showed some improvement over those of 2009 in all key refining centres. Margins were supported by the growing demand for oil products in 2010 as the world moved out of recession. But they were also subjected to downward pressure from the continuing high inventories, particularly for middle distillates, and industrial overcapacity following the start-up of major refining facilities in Asia.

Chemicals margins in 2010 were higher than expected because of unanticipated demand growth, high unplanned plant downtime, feedstock constraints in the Middle East and a large price differential between crude oil and US natural gas.

Industry refining margins in 2011 will be supported if global oil demand continues to grow with economic recovery, but their growth may be tempered by the continuing industrial overcapacity. Chemicals margins in 2011 will depend on continued economic growth and the level of feedstock constraints in the Middle East. The large US natural gas–crude differential will help chemicals margins.

Strategy and outlook

STRATEGY
Our strategy seeks to reinforce our position as a leader in the oil and gas industry in order to provide a competitive shareholder return while helping to meet global energy demand in a responsible way. Safety and corporate responsibility are at the heart of our activities.

Intense competition exists for access to upstream resources and to new downstream markets. But we believe our technology, project-delivery capability and operational excellence will remain key differentiators for our businesses. We expect around 75% of our capital investment in 2011 to be in our Upstream projects.

In Upstream we focus on exploration for new oil and gas reserves and developing major projects where our technology and know-how add value to the resource holders. The implementation of our strategy will see us actively manage our portfolio around three themes in Upstream:

■	building our resources base through worldwide exploration, focused acquisitions, and exit from non-core portfolio positions;
■	accelerating our resources to value, with profitable production growth, top quartile project delivery, and operational excellence; and
■	competitive differentiation through integrated gas leadership, technology and partnerships.

In our Downstream businesses, our emphasis remains on sustained cash generation from our existing assets and selective investments in growth markets. The implementation of our strategy will see us actively manage around three themes in Downstream:

■	operational excellence and cost efficiency. We strive to maximise the uptime and operating performance of our asset base, and to reduce costs and complexity through a series of continuous improvement programmes;
■	portfolio concentration. We are refocusing our refining portfolio on the most efficient facilities – those that best integrate with crude supplies, marketing outlets and local petrochemical plants; and
■	selective growth. We aim to maintain or grow our margins in our core heartland regions, with selective expansion in countries such as China, India and Brazil, which have high growth potential. This includes researching, developing and marketing biofuels.

Meeting the growing demand for energy worldwide in ways that minimise environmental and social impact is a major challenge for the global energy industry. We are committed to improving energy efficiency in our own operations, supporting customers in managing their energy demands, and continuing to research and develop technologies that increase efficiency and reduce emissions in oil and gas production.

Our commitment to technology and innovation continues to be at the core of our strategy. As energy projects become more complex and more technically demanding, we believe our engineering expertise will be a deciding factor in the growth of our businesses. Our key strengths include the development and application of technology, the financial and project-management skills that allow us to deliver large oil and gas projects, and the management of integrated value chains. We leverage our diverse and global business portfolio and customer-focused businesses built around the strength of the Shell brand.

OUTLOOK
We have defined three distinct layers for Shell’s strategy development: near-term performance focus; medium-term growth delivery; and maturing next-generation project options for the longer term.

Performance focus
In the near term, we will emphasise performance focus. We will work on continuous improvements in operating performance, with an emphasis on health, safety and environment, asset performance and operating costs. Shell’s underlying costs declined by some $2 billion in 2010, and by over $4 billion since 2008. Asset sales are a core element of the strategy – improving our capital efficiency by focusing investment on the most attractive growth opportunities. There are expected to be asset sales of up to $5 billion in 2011 as Shell exits from non-core positions.

We have initiatives underway that are expected to improve Shell’s industry-leading Downstream businesses, focusing on the most profitable positions and growth potential. Shell has plans to exit from non-core refining capacity and from selected retail and other marketing

18	Shell Annual Report and Form 20-F 2010
Business Review > Summary of results and strategy

positions and is taking steps to improve the quality of its Chemicals assets.

We are planning a net capital investment of some $25–27 billion in 2011. This amount relates largely to investments in projects where the Final Investment Decision has already been taken or is expected to be taken in 2011.

Growth delivery
Organic capital investment is expected to be $25–30 billion per year between 2012 and 2014, as Shell invests for long-term growth. Annual spending will be driven by the timing of investment decisions and the near-term macro outlook.

In early 2010, Shell defined a set of ambitious financial and operating targets to rebalance the financial framework to a cash flow surplus, and to grow Shell. These targets are driven by Shell’s performance in maturing new projects for investment and by project start-ups.

Cash flow from operations, excluding changes in working capital, was $24 billion in 2009. We expect cash flow to grow by around 50% from 2009 to 2012 assuming a $60-per-barrel oil price and an improved environment for natural gas prices and downstream margins. In an $80-per-barrel environment, 2012 cash flow should be at least 80% higher than 2009 levels.

In Downstream we are adding new refining capacity in the USA and making selective growth investments in marketing.

Oil and gas production is expected to average 3.5 million boe/d in 2012, compared with 3.3 million boe/d in 2010. We are confident of further growth by 2014 to as much as 3.7 million boe/d (subject to licence extensions and asset sales).

Maturing next-generation project options
Shell has built up a substantial portfolio of options for the next wave of growth. This portfolio has been designed to capture price upside and minimise Shell’s exposure to industry challenges from cost inflation and political risk. Key elements of this opportunity set are in the Gulf of Mexico, North American tight gas and Australian LNG. These projects are part of a portfolio that has the potential to underpin production growth to the end of the decade. Shell is working to mature these projects, with an emphasis on financial returns.

Reserves and production
In 2010, Shell added 1,653 million boe proved reserves before taking into account a net negative impact from commodity price changes of 198 million boe proved reserves and a net negative impact from acquisition and divestment activity of 85 million boe proved reserves. Of the total net additions of proved oil and gas reserves before production of 1,370 million boe, 1,197 million boe came from Shell subsidiaries and 173 million boe were associated with the Shell share of equity-accounted investments.

In 2010, total oil and gas production available for sale was 1,210 million boe. An additional 32 million boe were produced and consumed in operations. Production available for sale from subsidiaries was 855 million boe with an additional 25 million boe consumed in operations. The Shell share of the production available for sale of equity-accounted investments was 355 million boe with an additional 7 million boe consumed in operations.

Accordingly, after taking into account total production, we had a net increase of 128 million boe in proved oil and gas reserves, of which 317 million boe came from subsidiaries and a net decrease of

189 million boe was associated with the Shell share of equity-accounted investments.

Shell subsidiaries’ and the Shell share of equity-accounted investments’ estimated net proved reserves are summarised in the table on page 27 and are set out in more detail under the heading “Supplementary information – Oil and gas” on pages 139–147.

Research and development
In 2010, our research and development (R&D) expenses remained above $1 billion ($1,019 million, compared with $1,125 million in 2009 and $1,230 million in 2008).

Following the creation of a single R&D organisation in 2009, we adopted in 2010 an integrated company-wide technology strategy that is intrinsically linked to Shell’s strategic objectives. The needs of our customers and partners are the critical drivers behind the development of our technologies. The speed of deployment of the right technology for a particular job is also of importance. The strategy encourages further leverage of external science and technology developments through active partnering with other research institutions – sometimes even through open innovation schemes – to identify the most suitable ways to meet the growing global demand for energy. Of course, we will continue to foster our proprietary technology and drive in-house development of differentiating technologies wherever it makes business sense to do so.

Our new technology strategy enables us to support current business activities with “core technologies” while developing “technological firsts” for the medium term and “emerging technologies” for the long term. Our key “core” technology developments are intended: to improve oil and gas recovery from existing fields; to further enhance our exploration success; to provide better ways to conduct operations in deep water; to grow our GTL and LNG businesses; and to deliver advanced fuels and lubricants that give customers increased fuel efficiency and engine performance. Delivering technological “firsts” will allow us to move into more challenging operational environments, such as the Arctic, and pursue next-generation biofuels. They are also designed to allow us to unlock difficult-to-produce oil and gas resources, and provide ways to abate carbon dioxide emissions or to capture and store them.

In 2011, our R&D programme will continue to pursue the same key targets as those we had in 2010, although we foresee a further shift in focus to upstream-related and gas-related technologies. We aim to continue reducing the time for a technology to progress from initial idea to field trials and then on to large-scale deployment. We will also continue to keep a healthy balance between new and more mature projects in our R&D portfolio, increasing the number of early-stage concepts while terminating less-promising projects more quickly.

Our new integrated R&D organisation and our focused technology strategy, in combination with our industry-leading talent, make us confident that our technology will keep differentiating us from the competition.

Key accounting estimates and judgements
Please refer to Note 3 to the “Consolidated Financial Statements” for a discussion of key accounting estimates and judgements.

Legal proceedings
Please refer to Note 27 to the “Consolidated Financial Statements” for a discussion of legal proceedings.

Shell Annual Report and Form 20-F 2010	19
Business Review > Upstream

UPSTREAM

KEY STATISTICS	$ MILLION
	2010	2009	2008

Revenue (including inter-segment sales)	68,198	55,140	88,308
Segment earnings	15,935	8,354	26,506
Including:
Production and manufacturing expenses	13,697	13,958	13,763
Selling, distribution and administrative expenses	1,512	2,206	2,030
Exploration	2,036	2,178	1,995
Depreciation, depletion and amortisation	11,144	9,875	9,906
Share of profit of equity-accounted investments	4,900	3,852	7,521
Net capital investment [A]	21,222	22,326	28,257

Oil and gas production available for sale (thousand boe/d)	3,314	3,142	3,248
LNG sales volume (million tonnes)	16.76	13.40	13.05
Proved reserves (million boe) [B]	14,249	14,132	10,903

[A]	See Notes 2 and 7 to the “Consolidated Financial Statements”.
[B]	Excludes reserves attributable to non-controlling interest in Shell subsidiaries held by third parties. Minable oil sands reserves of 997 million boe in 2008 are not included in the proved reserves.

Overview
Our Upstream businesses explore for and extract crude oil and natural gas, often in joint ventures with international and national oil companies. This includes the extraction of bitumen from mined oil sands which we convert into synthetic crude oil. We liquefy natural gas by cooling and transport it to customers across the world. We convert natural gas to liquids (GTL) to provide cleaner-burning fuels. We also market and trade natural gas (including LNG) in support of our Upstream businesses.

Earnings 2010
According to the International Energy Agency, oil demand in 2010 increased by 2.7 million b/d, or 3%, compared with a 1% demand decline in 2009. The oil demand turnaround was driven by non-OECD countries, especially China and India. This growth rate has only been seen twice in the last 30 years, and the world is now using more oil than before the 2008 recession. Global gas demand also increased in 2010 led by Asia and Europe, offsetting a 2% drop in 2009.

Our Upstream results have rebounded from last year, driven by improved industry conditions and delivery of Shell’s strategy. We have brought some large growth projects on-stream, and production from these projects has been ramping up well. These new fields, along with an improved security environment in Nigeria, have driven a 5% production increase from last year, mostly through increases in natural gas production. Record LNG sales mainly reflect the ramp-up in sales volumes from the Sakhalin 2 LNG project and improved feed gas supplies to Nigeria LNG helped by the start-up of the Gbaran-Ubie field.

Segment earnings in 2010 were $15,935 million, 91% higher than in 2009. The increase in 2010 from 2009 was mainly due to higher realised oil, natural gas and LNG prices, higher production volumes, lower exploration expenses and lower underlying depreciation (when excluding impacts of asset impairments), partly offset by higher production taxes. Additionally, 2010 earnings included a net gain of $1,493 million related to identified items compared with a net charge of $134 million in 2009. The net gain in 2010 mainly related to gains on divestments, partly offset by asset impairments and write-offs, mark-to-market valuation of certain gas contracts and the cost impacts from the US offshore drilling moratorium ($185 million). The net charge in 2009 mainly related to impairments and redundancy charges, partly offset by exceptional tax items and divestment gains.

As the chart below illustrates, the spread between our global average oil and natural gas realisations remained wide. Natural gas production represented 48% of total production of 3,314 thousand boe/d in 2010. Gas realisations were influenced by many factors, primarily a continued deterioration since the first quarter of 2010 of the North American market linked to Henry Hub, and low price realisations in the European gas market during the first half of the year as a result of price renegotiations and increased exposure to the spot market. Approximately 20% of Shell’s natural gas production in 2010 was in the Americas.

REALISED PRICE	$/BOE

Earnings 2009–2008
Segment earnings in 2009 were $8,354 million, 68% lower than in 2008, due to the impact of significantly lower realised oil and gas prices, higher costs and lower production volumes, partly offset by lower production taxes and improved trading contributions. 2009 included a net charge of $134 million for identified items compared with net gains of $3,487 million in 2008. The net gains in 2008 mainly related to asset divestments across the Shell portfolio, which were partly offset by the mark-to-market valuation of certain UK gas contracts and an exceptional tax charge due to new legislation in Italy.

Net capital investment
Net capital investment was some $21 billion in 2010, compared with some $22 billion in 2009 and some $28 billion in 2008. Capital investment in 2010 was $26 billion (including $11 billion in exploration expenditure). This represents an 8% increase from 2009 capital investment of $24 billion. 2010 capital investment included $7 billion in acquisitions, primarily relating to East Resources.

Portfolio actions and business development
In Africa and Europe we completed an asset swap with Hess to acquire assets in Gabon and in the UK North Sea in return for Shell’s interest in a pair of Norwegian offshore fields.

In Australia Shell and PetroChina completed the acquisition of all of the shares in Arrow Energy Limited; the total cash consideration was some $3.1 billion (Shell interest in Arrow 50%).

Also in Australia we sold 29.18% of our interest in Woodside, or 10.0% of Woodside’s issued capital, for a total price of $3.2 billion, reducing Shell’s interest in the company to 24.27%.

In Brazil we announced the Final Investment Decision to support phase 2 of the Parque das Conchas (BC-10) project (Shell interest 50%).

In China Shell and PetroChina announced plans to appraise, develop and produce tight gas under a 30-year production-sharing contract in

20	Shell Annual Report and Form 20-F 2010
Business Review > Upstream

an area of approximately 4,000 square kilometres in the Jinqiu block of central Sichuan Province. In addition, shale gas assessment work commenced in January 2010 in the Fushun block that covers another area of also approximately 4,000 square kilometres.

In Nigeria we sold our 30% interest in three production leases (oil mining leases 4, 38 and 41) and related equipment in the Niger Delta to a consortium led by two Nigerian companies.

In Qatar we signed a new exploration and production-sharing agreement for Qatar block D. Under the agreement, the partners will jointly explore for natural gas in an area of 8,089 square kilometres onshore and offshore Qatar. The total term of this agreement is 30 years and will start with a five-year First Exploration Period.

In Syria we sold a 35% interest in Syria Shell Petroleum Development (SSPD), previously 100% owned, to China National Petroleum Corporation. SSPD has interests in three production licences covering some 40 oil fields, with production in 2010 of approximately 20 thousand boe/d (Shell share).

In the USA we acquired the majority of assets held by East Resources for a cash consideration of $4.5 billion. The assets acquired cover an area of some 2,800 square kilometres (700 thousand net acres) of highly contiguous acreage, with the primary focus on the Marcellus shale, centred in Pennsylvania in the north-east USA. Additionally, we acquired and began exploration drilling on some 1,000 square kilometres (250 thousand net acres) of mineral rights in the Eagle Ford shale play in south Texas.

Also in the USA we announced the Final Investment Decision for the Mars B project (Shell interest 71.5%), a tension leg platform in the Gulf of Mexico with a 100 thousand boe/d capacity.

Furthermore, also in the USA, in 2011 we divested our Rio Grande Valley south Texas portfolio for $1.8 billion as part of ongoing asset optimisation.

Production
In 2010, hydrocarbon production available for sale averaged 3,314 thousand boe/d, which was 5% higher than in 2009 and 2% higher than in 2008. It represents the first year-on-year increase since 2002. Higher production in 2010 was mainly driven by new fields coming on-stream (notably Gbaran-Ubie in Nigeria in 2010), the continued ramp-up of certain fields brought on-stream before 2010 (notably Parque das Conchas (BC-10) in Brazil and Sakhalin 2 in Russia), improved security conditions in Nigeria and increased demand, mainly in Europe. This increase was partly offset by natural field declines, divestments and PSC price effects.

LNG sales volumes in 2010 of 16.76 million tonnes were 25% higher than in 2009. This increase mainly reflected the ramp-up in sales volumes from the Sakhalin 2 LNG project and improved feed gas supplies to Nigeria LNG helped by the start-up of the Gbaran-Ubie field.

In Canada we started production from expanded mining facilities at our oil sands operations. Production from the new Jackpine Mine, combined with existing production from the Muskeg River Mine, will feed the Scotford Upgrader, which processes the oil sands bitumen into synthetic crude. Construction for the expansion of the Scotford Upgrader has been underway, and will come on-stream in 2011, allowing synthetic crude production capacity to rise to 255 thousand boe/d (Shell share 60%). 2010 synthetic crude production declined from 2009 mainly due to the scheduled maintenance of all equipment. The last time a full turnaround of the asset occurred was in 2006.

In Nigeria oil and gas production started from the Gbaran-Ubie project in the Niger Delta (Shell interest 30%). In early 2011, Gbaran-Ubie achieved peak gas production of 1 billion standard cubic feet of gas per day (scf/d); oil production has reached some 50 thousand barrels per day (b/d) and is expected to peak at some 70 thousand b/d.

Major construction of the Qatargas 4 project has been completed and first LNG was produced in January 2011, with production expected to reach full capacity in 2011.

Exploration
During 2010, Shell participated in nine notable exploration discoveries and six notable successful appraisals, in Australia, Brazil, Brunei, Oman, the US Gulf of Mexico and North America onshore. Discoveries will be evaluated in order to establish the extent of the volumes they contain.

In total, Shell participated in 403 successful wells drilled outside proved areas. These comprised 45 conventional oil and gas exploration wells and 94 unconventional gas exploration and appraisal wells, as well as 264 additional appraisal wells intended to extend proved areas near existing assets.

In 2010, Shell added acreage to its exploration portfolio from new licences in Canada, China, Egypt, Greenland, Iraq, Qatar, Russia, Tunisia and the USA. In Canada Shell expanded the acreage holdings in British Columbia and Alberta. In China the joint exploration and development of the Jinqiu block in the Sichuan Basin was announced. In Egypt the offshore North Damietta block was awarded. In Greenland two offshore exploration blocks in Baffin Bay were awarded. In Iraq Shell acquired an interest in the Majnoon field with additional exploration potential. In Qatar a new exploration and production-sharing agreement for block D was signed. In Russia the Barun-Yustinsky exploration and production licence in the Republic of Kalmykia was awarded. In Tunisia two offshore prospecting licences were awarded. In the USA additional leases were acquired in the Rocky Mountains, south Texas and Pennsylvania. In Colombia, Shell successfully bid for one contract and one Technical Evaluation Agreement.

In total, Shell secured rights to some 53,000 square kilometres of new exploration acreage. This was more than offset by divestments, relinquishments and licence expiry of acreage, which took place in various countries (mainly Malaysia, Norway, Saudi Arabia and the UK).

Proved reserves
Shell subsidiaries’ and the Shell share of equity-accounted investments’ estimated net proved reserves are summarised in the table on page 27 and are set out in more detail under the heading “Supplementary information – Oil and gas” on pages 139–147.

In December 2008, the US Securities and Exchange Commission (SEC), and subsequently in January 2010 the Financial Accounting Standards Board (FASB), adopted revisions to oil and gas reporting rules in order to modernise and update the oil and gas reserves estimation and disclosure requirements. Our proved reserves volumes reported for the end of 2009 and 2010 have been determined in accordance with these updated rules.

Shell Annual Report and Form 20-F 2010	21
Business Review > Upstream

In 2010, Shell added 1,370 million boe of proved oil and gas reserves before accounting for production, of which 1,197 million boe came from Shell subsidiaries and 173 million boe were from the Shell share of equity-accounted investments.

The increase in the average yearly commodity prices between 2009 and 2010 resulted in a net negative impact on the proved reserves of 198 million boe. This was mainly due to production-sharing contracts where a higher price resulted in lower entitlements.

Shell subsidiaries
Before taking into account production, Shell subsidiaries added 1,197 million boe of proved oil and gas reserves in 2010. This comprised 949 million barrels of oil and natural gas liquids and 248 million boe (1,438 thousand million scf) of natural gas. Of the 1,197 million boe: 780 million boe were from the net effects of revisions and reclassifications; 11 million boe related to acquisitions and divestments; 337 million boe came from extensions and discoveries; and 69 million boe were from improved recovery.

After taking into account production of 880 million boe (of which 25 million boe were consumed in operations), 887 million boe of proved developed reserves were added and proved undeveloped reserves decreased by 570 million boe.

The total addition of 1,197 million boe reflected a net negative impact from commodity price changes of approximately 208 million boe of proved reserves.

Shell share of equity-accounted investments
Before taking into account production, there was an increase of 173 million boe in the Shell share of equity-accounted investments’ proved oil and gas reserves in 2010. This comprised 136 million barrels of oil and natural gas liquids and 37 million boe (215 thousand million scf) of natural gas. Of the 173 million boe: 219 million boe were from the net effects of revisions and reclassifications; a decrease of 96 million boe related to acquisitions and divestments; 46 million boe came from extensions and discoveries; and 4 million boe were from improved recovery.

After taking into account production of 362 million boe (of which 7 million boe were consumed in operations), proved developed reserves decreased by 44 million boe and proved undeveloped reserves decreased by 145 million boe.

The total addition of 173 million boe reflected a net positive impact from commodity price changes of approximately 10 million boe of proved reserves.

Synthetic crude oil
In 2010, we did not add to our synthetic crude oil proved reserves.

In 2010, we had synthetic crude oil production of 28 million barrels of which 2 million barrels were consumed in operations. At December 31, 2010, we had total synthetic crude oil proved reserves of 1,567 million barrels, of which 1,214 million barrels were proved developed reserves and 353 million barrels were proved undeveloped reserves.

Bitumen
Bitumen proved reserves are reported under the SEC rules definition as other natural resources. The net increase in these proved reserves, before taking into account production, was 1 million barrels. After taking into account production of 7 million barrels, bitumen proved reserves were 51 million barrels at December 31, 2010.

Proved undeveloped reserves
The net decrease to proved undeveloped reserves was 715 million boe in 2010. The decrease comprised a transfer of 1,207 million boe from proved undeveloped to proved developed reserves and additions of 492 million boe of new proved undeveloped reserves. The total volume of proved undeveloped reserves was 6,887 million boe at December 31, 2010. During 2010, we spent $7.1 billion on activities related to the maturation of proved undeveloped reserves to proved developed.

In 2010, the proved undeveloped reserves held for more than five years increased from 1,064 million boe to 1,666 million boe. This net increase reflected an increase of 756 million boe in proved undeveloped reserves that were held for more than five years as of December 31, 2010, partially offset by a transfer of 154 million boe to proved developed reserves.

The proved undeveloped reserves held for more than five years are generally in locations where Shell has a proven track record of developing major projects, such as in the Netherlands, Norway, Nigeria, Australia, Malaysia, Russia and the USA and in new major, complex projects such as Kashagan. These proved undeveloped reserves relate primarily to long-life fields.

Approximately 78% of these proved undeveloped reserves are associated with currently producing fields expected to produce for decades. These reserves are expected to be converted from proved undeveloped to proved developed over time as development activities such as gas compression and additional wells are executed to support existing gas delivery commitments, as well as a number of phased developments.

In the coming years we expect an increase in our proved undeveloped reserves that have been held for more than five years in major, long-lasting production projects in Canada and Kazakhstan.

Delivery commitments
Shell sells crude oil and natural gas from its producing operations under a variety of contractual obligations. Most contracts generally commit Shell to sell quantities based on production from specified properties, although some natural gas sales contracts specify delivery of fixed and determinable quantities, as discussed below.

Shell is contractually committed to deliver to third parties and affiliates a total of approximately 5,400 thousand million scf of natural gas from 2011–2013. The sales contracts contain a mixture of fixed and variable pricing formulae that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery.

Shell’s LNG operations constitute some 38% of the total contractual commitment. Shell believes it can satisfy these commitments from quantities available from production of its proved developed reserves in the period 2011–2013 in Australia, Russia, Brunei, Malaysia, Nigeria and Qatar or from planned development activities to transfer undeveloped reserves to developed reserves. Mitigation measures are in place to meet any shortfalls, if needed, and include in-field activities, debottlenecking and purchase on the spot market.

Shell has met all contractual delivery commitments.

Business and property
Shell subsidiaries and equity-accounted investments are involved in all aspects of Upstream activities, including matters such as land tenure, entitlement to produced hydrocarbons, production rates, royalties,

22	Shell Annual Report and Form 20-F 2010
Business Review > Upstream

pricing, environmental protection, social impact, exports, taxes and foreign exchange.

The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases outside North America the legal agreements are generally granted by or entered into with a government, government entity or state oil company, and the exploration risk usually rests with the independent oil company. In North America these agreements may also be with private parties who own mineral rights. Of these agreements, the following are most relevant to Shell’s interests:

■	licences (or concessions), which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities, and is responsible for financing these activities. In principle, the licence holder is entitled to the totality of production minus any royalties in kind. The state or state oil company may sometimes enter as a joint venture participant sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases, the state oil company or agency has an option to purchase a certain share of production;
■	lease agreements are typically used in North America and are usually governed by similar terms as licences. However, participants may include governments or private entities, and royalties are either paid in cash or in kind; and
■	production-sharing contracts (PSCs) entered into with a state or state oil company generally oblige the oil company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually, this share consists of a fixed or variable part, which is reserved for the recovery of the contractor’s cost (cost oil). The remaining production is split with the state or state oil company on a fixed or volume/revenue-dependent basis. In some cases, the state oil company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture, or on a field-by-field basis. Additionally, as the price of oil or gas increases above certain predetermined levels, the independent oil company’s entitlement share of production normally decreases.

EUROPE

Denmark
Shell holds a non-operating 46% interest in a producing concession, covering the majority of Shell’s activities in Denmark. The concession was granted in 1962 and will expire in 2042. Shell’s interest will reduce to 36.8% in July 2012, when the government takes a working interest in the concession compensated by a favourable change in tax regime. Additionally, Shell holds exploration interests in offshore Greenland.

Ireland
Shell is the operator of the Corrib Gas project (Shell interest 45%), which is currently under development. In 2011, Shell received approval for the statutory permit for the onshore pipeline to the processing plant. Decisions are still pending on two other statutory permits. Corrib will not come on-stream before 2013. At peak production, Corrib will produce just under 60 thousand boe/d and is expected to supply up to 60% of Ireland’s natural gas needs.

The Netherlands
Shell has interests in various assets through its participation in Nederlandse Aardolie Maatschappij B.V. (NAM), a 50:50 joint venture between Shell and ExxonMobil formed in 1947. NAM is the largest hydrocarbon producer in the Netherlands. An important part of NAM’s gas production comes from its onshore Groningen gas field (Shell interest 30%), in which the Dutch government has a 40% financial interest, with NAM holding the remaining share. Shell also has a 30% interest in the Schoonebeek oil field, which had been shut down since 1996. Production restarted at Schoonebeek in 2011 following completion of a field redevelopment using enhanced oil recovery technology.

Norway
Shell is a partner in over 20 production licences on the Norwegian continental shelf. Shell is operator in eight of these, including the Draugen oil field (Shell interest 26%) and the Ormen Lange gas field (Shell interest 17%). Shell also holds an 8.1% interest in the Troll field, and a 12% interest in the Gjøa field which began production in 2010. In 2010, Shell transferred its interest in the Valhall and Hod fields to Hess in exchange for Hess’ interests in certain assets in Gabon and the UK. Shell also sold its interest in the Statfjord field, along with associated satellite fields, in the Norwegian sector of the North Sea.

Shell also holds interests in various potential development assets and in several Norwegian gas transportation and processing systems, pipelines and terminals.

United Kingdom
Shell operates a significant number of its interests in the UK Continental Shelf on behalf of a 50:50 joint venture with ExxonMobil.

Most of Shell’s UK oil and gas production comes from the North Sea. The northern sector and central sectors of the North Sea contain a mixture of oil and gas fields, and the southern sector contains mainly gas fields. Shell holds various non-operating interests in the Atlantic Margin area, principally in the West of Shetlands area, which encompasses the Schiehallion, Clair and Loyal fields. In 2010, Shell increased its interest in the Clair field as a result of an asset swap with Hess.

Rest of Europe
Shell also has interests in Austria, Germany, Greece, Hungary, Italy, Slovakia, Spain, Sweden and Ukraine.

ASIA (INCLUDING THE MIDDLE EAST AND RUSSIA)

Brunei
Shell and the Brunei government are 50:50 shareholders in Brunei Shell Petroleum Company Sendirian Berhad (BSP). BSP holds long-term oil and gas concession rights onshore and offshore Brunei, and sells most of its natural gas production to Brunei LNG Sendirian Berhad (BLNG, Shell interest 25%). BLNG was the first LNG plant in the Asia-Pacific region and sells most of the LNG on long-term contracts to buyers in Japan and South Korea.

Shell also has a 35% interest in the block B concession, where gas and condensate are produced from the Maharaja Lela Field, as well as a 53.9% operating interest in exploration block A.

China
Shell operates the onshore Changbei tight gas field under a PSC with PetroChina. The two parties also plan to appraise, develop and produce tight gas in the Jinqiu block of the central Sichuan Province under a 30-year PSC, which expires in 2040. Also in Sichuan, Shell and PetroChina are assessing shale gas opportunities in the Fushun block. In coalbed methane, Shell has a 55% interest in a PSC in North Shilou and is assessing another opportunity with PetroChina in Daning,

Shell Annual Report and Form 20-F 2010	23
Business Review > Upstream

both in the Ordos basin. The PSC for the offshore Xijiang fields expired in 2010 after 15 years of licensed production.

Iran
As of October 31, 2010, Shell has ceased all upstream activities in Iran in compliance with the US Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010.

Iraq
Shell holds a 20-year technical service contract, which expires in 2029, for the development of the Majnoon oil field. Shell operates the field with a 45% interest. The other Majnoon Venture shareholders are Petronas (30%) and the Iraqi State partner (25%), represented by the Missan Oil Company.

Located in southern Iraq, Majnoon is one of the world’s largest oil fields, estimated by the Iraqi government to have about 38 billion barrels of oil in place. The first phase of the development is planned to bring production to some 175 thousand b/d from a 2010 level of 66 thousand b/d. Shell also holds a 15% interest in the West Qurna 1 field, as part of the ExxonMobil-led consortium. At the end of 2010, production was some 250 thousand b/d. According to both contracts’ provisions, Shell’s equity entitlement volumes will be lower than the Shell interest implies.

Shell signed a Heads of Agreement with the Iraqi Ministry of Oil in September 2008 that sets out the commercial principles to establish a joint venture between Shell and the South Gas Company. The South Gas Company would be the 51% majority shareholder in the joint venture, with Shell holding 44% and Mitsubishi Corporation holding 5%. The joint venture would gather, treat and process raw gas produced from three fields within Basra and sell the processed natural gas (and associated products, such as condensate and LPG) for use in the domestic and export markets. Contract terms are still subject to ongoing discussions with the Iraqi government.

Kazakhstan
Shell has a 16.8% interest in the offshore Kashagan field, where the North Caspian Operating Company is the operator on behalf of the shareholders. This shallow-water field covers an area of approximately 3,400 square kilometres. Phased development of the field will lead to an expected plateau production of some 300 thousand b/d from phase 1, increasing further with additional phases of development. Shell and KazMunayGas will manage production operations on behalf of the operator.

Shell is also a 55% partner in the Pearls production-sharing agreement (PSA) that covers an area of some 1,000 square kilometres in the North Caspian Sea. The block contains two oil discoveries, which are currently under appraisal.

The Caspian Pipeline Consortium (Shell interest 5.4%) exports production from west Kazakhstan to the Black Sea. The pipeline is 1,510 kilometres long and has been operational since October 2001. A pipeline expansion project is underway and is expected to be completed in 2015.

Malaysia
Shell has been operating in Malaysia for 100 years. As contractor to Petronas, Shell produces oil and gas located offshore Sarawak and Sabah under 15 PSCs, in which Shell’s interests range from 30% to 80%.

In Sabah Shell operates four producing offshore oil fields with Shell interests ranging from 50% to 80%. Shell also has additional interests ranging from 35% to 50% in offshore PSCs for the exploration and development of five blocks, where Shell is the operator of the unitised Gumusut-Kakap field (Shell interest 33%), and the Malikai field (Shell interest 35%), both of which are currently being developed. Shell has a 30% interest in the Kebabangan field for which Kebabangan Petroleum Operating Company is the operator.

In Sarawak Shell is the operator of 17 gas fields with interests ranging from 37.5% to 70%. Nearly all of the gas produced is supplied to the Malaysia LNG (MLNG) Satu, Dua and Tiga plants (Shell interest 15% in MLNG Dua and Tiga plants) in Bintulu, Sarawak. Shell also has a 40% interest in the Baram Delta PSC, a 50% interest in SK-307 and a 60% interest in deep-water block SK-E.

Shell also operates a GTL plant (Shell interest 72%), which is adjacent to the LNG facilities in Bintulu. Using Shell technology, the plant converts natural gas into high-quality middle distillates and other specialty products.

Oman
Shell has a 34% interest in Petroleum Development Oman (PDO). PDO is the operator of an oil concession expiring in 2044. PDO currently produces about 550 thousand b/d and plans to maintain that rate by delivering a steady stream of new field developments and enhanced oil recovery projects that will utilise a wide range of thermal and chemical hydrocarbon recovery techniques.

Shell also participates in the development and production of the Mukhaizna oil field (Shell interest 17%) where steam flooding, an enhanced oil recovery method, is being applied on a large scale.

Shell has a 30% interest in Oman LNG, which mainly supplies Asian markets under long-term contracts, and has an 11% indirect interest in Qalhat LNG.

Philippines
Shell has a 45% interest in the deep-water PSC for block SC-38, which includes a production licence for the Malampaya, Camago and San Martin fields. Current production comprises gas and condensate from the Malampaya field via a platform north-west of the island of Palawan. Shell also holds a 55% interest in exploration block SC-60, an area offshore of north-east Palawan. Additionally, a farm-in agreement was signed in October 2010, for a 45% interest in block SC-54B, situated south of SC-38.

Qatar
Pearl GTL is the world’s largest gas-to-liquids project. Shell provides 100% of the project funding under a development and production-sharing agreement with the government of Qatar. The fully integrated project includes production, transport and processing of some 1.6 billion scf/d of well-head gas from Qatar’s North Field to produce around 120 thousand b/d of natural gas liquids and ethane, and the conversion of the remaining gas into 140 thousand b/d of high-quality liquid hydrocarbon products. Major construction was substantially complete by the end of 2010. Pearl GTL will go into the start-up phase in 2011, with a ramp-up of production during 2011 until reaching full capacity in 2012.

Shell has a 30% interest in the Qatargas 4 LNG project, which comprises integrated facilities to produce some 1.4 billion scf/d of natural gas from Qatar’s North Field, an onshore gas-processing facility and a LNG train collectively yielding 70 thousand b/d of natural gas liquids and 7.8 mtpa of LNG. The LNG will be shipped to markets mainly in North America, China and the United Arab Emirates. Major construction of the Qatargas 4 project has been completed and

24	Shell Annual Report and Form 20-F 2010
Business Review > Upstream

first LNG was produced in January 2011, with production expected to reach full capacity in 2011.

In May 2010, Shell and PetroChina signed an exploration and production-sharing agreement with Qatar Petroleum on behalf of the government of Qatar for block D. Shell, as operator, holds a 75% equity interest with PetroChina holding a 25% interest.

In December 2010, Shell and Qatar Petroleum signed a Memorandum of Understanding to jointly study the development of a major petrochemical complex in Ras Laffan Industrial City, Qatar.

Russia
Shell has a 27.5% interest in Sakhalin 2, which is one of the world’s largest integrated oil and gas projects. Located in a subarctic environment, the project started LNG production in 2009 and has been ramping up throughout 2010. Plateau production from Sakhalin 2 is some 360 thousand boe/d, supplying around 9.6 mtpa of LNG from two trains.

Shell has a 50% interest in the Salym fields in western Siberia, where production was some 160 thousand boe/d during 2010.

Syria
Shell’s principal operations in Syria are conducted by a registered branch of Syria Shell Petroleum Development B.V. (SSPD). SSPD holds interests ranging from 62.5% to 66.67% in three PSCs (Deir Ez Zor, Fourth Annex and Ash Sham), which expire between 2018 and 2024. SSPD is also party to a gas utilisation agreement for the collection, processing and sharing of natural gas from designated fields for use in Syrian power generation and other industrial plants. Al Furat Petroleum Company, a Syrian joint stock company in which SSPD holds a 31.25% interest, performs operations under these contracts.

In 2010, Shell transferred 35% of its interest in SSPD to China National Petroleum Corporation. Shell maintains a 65% interest in SSPD.

Shell South Syria Exploration Limited (Shell interest 100%) has exploration interests in two production-sharing contracts, for blocks 13 and 15 in the south of Syria, expiring in 2011 and 2014 respectively. A one-year extension for block 13 has been requested and is pending government approval. Seismic data acquisition was completed in 2008 and exploration drilling commenced in 2010. Shell is the operator with a 70% interest.

United Arab Emirates
In Abu Dhabi Shell holds a concessionary share of 9.5% in the oil and gas operations run by Abu Dhabi Company for Onshore Oil Operations (ADCO). The licence expires in 2014. Shell also has a 15% interest in the licence of Abu Dhabi Gas Industries Limited (GASCO), which expires in 2028. GASCO exports propane and butane, as well as heavier liquid hydrocarbons that it extracts from the wet natural gas associated with the oil produced by ADCO.

Rest of Asia (including the Middle East and Russia)
Shell also has interests in Azerbaijan, India, Japan, Jordan, Kuwait, Saudi Arabia, Singapore, South Korea and Turkey.

OCEANIA

Australia
Shell has interests in offshore production and exploration licences in the North West Shelf (NWS) and Greater Gorgon areas of the Carnarvon Basin, as well as in the Browse Basin and Timor Sea areas. Some of these interests are held directly and some indirectly, through a shareholding in Woodside Petroleum Ltd (Woodside). In 2010, Shell sold a portion of its shareholding in Woodside for a cash consideration of $3.2 billion, and now holds a 24.27% interest in the company (from 34.27%). Woodside is the operator of the Pluto LNG project currently under construction. Woodside is also the operator on behalf of six joint venture participants of the NWS gas, condensate and oil fields. Shell provides technical support for the NWS development. Gas and condensate are currently produced from the North Rankin, Goodwyn, Perseus and Angel fields, which are piped to the expanded NWS onshore gas processing facility and LNG plant on the Burrup Peninsula.

In 2010, Shell and PetroChina jointly purchased Arrow Energy Limited (Arrow); the total cash consideration was $3.1 billion (Shell interest in Arrow 50%). The joint venture owns Arrow’s Queensland coalbed methane assets and a domestic power business as well as the site for a proposed LNG plant on Curtis Island, near Gladstone, Queensland.

The Gorgon LNG project (Shell interest 25%) involves the development of the largest gas discoveries to date in Australia, beginning with the offshore Gorgon (Shell interest 25%) and Jansz/Io fields (Shell interest approximately 20%). It is the single largest resource development project in Australia. Construction activities on Barrow Island continued in 2010 with completion expected in 2015. It is expected to be a world leader in capturing the carbon dioxide by-product from the fields and storing it safely underground, more than 2 kilometres beneath Barrow Island.

Shell is the operator and 100% equity holder of a permit in the Browse Basin in which two separate gas fields were found – Prelude in 2007 and Concerto in 2009. In 2009, Shell announced plans to develop these fields on the basis of our innovative floating liquefied natural gas (FLNG) technology. This technology enables gas to be processed offshore, reducing the development’s costs and minimising its environmental impact. The front-end engineering and design has been progressed and environmental approvals have been conditionally granted. Shell also has rights to the gas of the nearby Crux field (AC/P23) and operates the AC/P41 block (Shell interest 75%), where the Libra-1 gas discovery was made in 2008.

Shell is also a partner in the Browse joint venture (Shell interest approximately 20%) covering the Torosa, Brecknock and Calliance gas fields. In 2010, the joint venture participants agreed to begin designing the development of the Browse resources for an LNG plant at James Price Point on the Dampier Peninsula of Western Australia.

In the Timor Sea Shell holds interests in the large Sunrise and Evans Shoal gas fields (Shell interest 33% and 25%, respectively). The partners have selected a FLNG development concept for Greater Sunrise gas.

New Zealand
Shell has an 83.75% interest in the offshore Maui gas field, a 50% interest in the onshore Kapuni gas field and a 48% interest in the offshore Pohokura gas field. The gas produced is sold domestically, mainly under long-term contracts. Shell also has interests in other exploration licence areas in the Taranaki Basin.

AFRICA

Egypt
Shell has a 50% interest in the Badr El-Din Petroleum Company (Bapetco), a joint venture with the Egyptian General Petroleum Corporation. Bapetco carries out field operations in West Desert concessions in which Shell has an interest in BED, NEAG, NEAG

Shell Annual Report and Form 20-F 2010	25
Business Review > Upstream

Extension, West Sitra, Sitra, Obaiyed and the recently acquired Alam El Shawish West Concession area.

In addition, Shell is carrying out offshore exploration in the North West Damietta Extension and has an interest in two BP-operated offshore concessions: North Damietta and North Tineh.

Gabon
Shell has interests in eight onshore mining concessions and three offshore exploration concessions. Two of the non-operated concessions (Coucal and Avocette) have been converted into PSCs as of January 1, 2011. An offshore exploration concession – the Shell-operated Igoumou Marin ultra-deep concession – expired in 2010 and is yet to be renewed due to a geographical boundary dispute. The other concessions expire between 2011–2042, and requests for extensions are in progress for the near-term expirations. In 2010, Shell increased its interests in two Shell-operated assets and one non-operated asset as a result of an asset swap with Hess.

Nigeria
While security in Nigeria remains fragile, the situation has improved in 2010, allowing the restart of certain facilities that were previously inaccessible. Overall 2010 production in Nigeria was some 400 thousand boe/d compared with some 280 thousand boe/d in 2009 (Shell share).

Onshore The Shell Petroleum Development Company of Nigeria Ltd (SPDC) is the operator of a joint venture (Shell interest 30%) that holds 27 Niger Delta onshore oil mining leases (OMLs), which expire in 2019.

On the funding side, Modified Carry Agreements (MCAs) are in place for certain key projects and a bridge loan was drawn down by the Nigerian National Petroleum Company (NNPC) in 2010. Additionally, the Gbaran-Ubie integrated oil and gas project (Shell interest 30%) came on-stream in 2010 in Bayelsa State. In early 2011, Gbaran-Ubie achieved peak gas production of 1 billion scf/d; oil production has reached some 50 thousand b/d and is expected to peak at some 70 thousand b/d. Gas from Gbaran-Ubie is delivered to power plants for domestic use and to Nigeria LNG Ltd (NLNG) for export.

In 2010, Shell sold its interests in OMLs 4, 38 and 41 in the Niger Delta and related equipment to a consortium led by two Nigerian companies. In October 2010, Shell reached agreement to transfer its rights in OML 26 in the Niger Delta to FHN26 Ltd, a subsidiary of First Hydrocarbon Nigeria Limited. This transaction is expected to be completed in 2011, subject to approval by NNPC and the Federal Government of Nigeria.

Offshore The main offshore deep-water activities are carried out by Shell Nigeria Exploration and Production Company (SNEPCo – Shell interest 100%) with interests in three deep-water blocks. Shell operates two of the blocks including the Bonga field 120 kilometres offshore with a production capacity of more than 200 thousand b/d of oil and 150 million scf/d of gas. Deep-water offshore activities are typically governed through PSCs with NNPC.

Additionally, SPDC also holds an interest in six shallow-water offshore leases, of which five expired on November 30, 2008. However, under the Nigerian Petroleum Act, SPDC is entitled to an extension. Currently, the status quo is maintained following a court order issued on November 26, 2008. SPDC is pursuing a negotiated solution with the Federal Government of Nigeria. However, this process has been protracted and is expected to be further delayed. Production from one of the leases – the EA licence – continued from the Sea Eagle Floating

Production, Storage and Offloading vessel throughout the year following the start-up of production in 2009 after being shut-in following security incidents in 2006.

Shell also has an interest in deep-water block OPL 322 and a disputed interest in OML 122. Furthermore, the ownership of the licence and the rights in the OPL 245 PSC are the subject of ongoing litigation.

LNG Shell has a 25.6% interest in Nigeria LNG (NLNG), which operates six LNG trains with a total capacity of 21.6 mtpa. NLNG achieved near full capacity during 2010, helped by better gas supply due to improved security and the start-up of Gbaran-Ubie.

Rest of Africa
Shell also has interests in Algeria, Benin, Cameroon, Ghana, Libya, South Africa, Tanzania, Togo and Tunisia.

NORTH AMERICA

Canada
In total, Shell holds over 2,000 mineral leases in Canada (mainly in Alberta and British Columbia). Shell produces and markets natural gas, NGL, sulphur, synthetic crude oil and bitumen. Bitumen is a very heavy crude oil produced through conventional methods as well as through enhanced oil-recovery methods, such as heating the reservoirs for example. Synthetic crude oil is produced by mining bitumen-saturated sands, extracting the bitumen from the sands, and transporting it to a processing facility where hydrogen is added to produce a wide range of feedstock for refineries.

Gas The majority of Shell’s Canadian gas production comes from the Foothills region of Alberta, where Shell holds approximately 2,000 square kilometres (500 thousand acres). Shell owns and operates four natural gas processing and sulphur extraction plants in southern and south-central Alberta and is among the world’s largest producers and marketers of sulphur. Additionally, Shell holds a 31.3% interest in the Sable Offshore Energy project, a natural gas complex offshore eastern Canada, and has a 20% non-operating interest in an early stage deep-water exploration asset off the east coast of Newfoundland. Shell also holds a number of exploration licences in the Mackenzie Delta. Shell continued unconventional gas development in west-central Alberta and east-central British Columbia during 2010, through drilling programmes and investment in infrastructure facilitating new production. Shell holds approximately 2,800 square kilometres (700 thousand acres) in these tight gas areas.

Synthetic crude oil Shell operates the Athabasca Oil Sands project (AOSP) in north-east Alberta as part of a joint venture (Shell interest 60%). Power and steam for the operations are provided from an on-site co-generation facility, which is owned and operated by an independent company, in combination with boiler facilities owned by the joint venture. The bitumen is transported by pipeline for processing at the Scotford Upgrader, which is operated by Shell and located in the Edmonton area of central Alberta. In 2010, Shell completed an expansion project to increase AOSP’s bitumen production capacity by 100 thousand boe/d. Construction for the expansion of the Scotford Upgrader is underway, and will come on-stream in 2011 allowing total upgrading capacity of 255 thousand boe/d.

Shell also holds a number of other minable oil sands leases in the Athabasca region with expiry dates ranging from 2011 to 2020. By completing a certain minimum level of development prior to their expiry, leases may be extended.

26	Shell Annual Report and Form 20-F 2010
Business Review > Upstream

Bitumen Shell produces and markets bitumen in the Peace River area of Alberta, and has a steam-assisted gravity drainage project in operation near Cold Lake, Alberta. Additional heavy oil resources and advanced recovery technologies are under evaluation on about 1,200 square kilometres (300 thousand acres) in the Grosmont oil sands area, also in northern Alberta.

United States
Shell produces oil and gas in the Gulf of Mexico, heavy oil in California and primarily onshore tight gas in Louisiana, Pennsylvania, Texas and Wyoming. The majority of Shell’s oil and gas production interests are acquired under leases granted by the owner of the minerals underlying the relevant acreage (including many leases for federal onshore and offshore tracts). Such leases are currently running on an initial fixed term that is automatically extended by the establishment of production for as long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).

Gulf of Mexico The Gulf of Mexico is the major production area, accounting for some 60% of Shell’s oil and gas production in the USA. Shell holds more than 460 federal offshore leases in the Gulf, with about a quarter of them producing. Shell’s share of production in the Gulf of Mexico averaged over 220 thousand boe/d in 2010. Key producing assets are Auger, Brutus, Enchilada, Holstein, Mars, Mensa, NaKika, Perdido, Ram Powell and Ursa.

Shell, with partners, brought the Perdido deep-water spar development (Shell interest 35%) on-stream in March 2010. Following a shutdown in mid-2010, Perdido continued ramp up in the second half of 2010, and is expected to reach its peak production in 2012.

The drilling moratorium in the Gulf of Mexico, and new regulatory requirements following the Deepwater Horizon incident, have resulted in deferment of various Shell exploration and development programmes. Shell is fully prepared to resume normal operations in compliance with new regulations and pending final regulatory approval of required exploration, development, oil spill response plans and operation-specific drilling permits.

As part of an ongoing portfolio optimisation programme, Shell divested its interests in a package of various non-strategic assets in the Gulf of Mexico in late 2010 – early 2011.

Onshore Following the acquisition of East Resources, Shell holds some 2,800 square kilometres (700 thousand net acres) of highly contiguous acreage with a focus on the Marcellus shale, centred on Pennsylvania in the north-east USA. Additionally, Shell has acquired and began exploration drilling on some 1,000 square kilometres (250 thousand net acres) of mineral rights in the Eagle Ford shale play in south Texas.

In addition to the Pennsylvania Marcellus and south Texas Eagle Ford operations, Shell also has multi-rig onshore gas drilling programmes on the Pinedale Anticline in Wyoming and in the Haynesville shale tight-gas opportunity of north-west Louisiana.

California Shell holds a 51.8% interest in Aera Energy LLC, an exploration and production company with assets in the San Joaquin Valley and Los Angeles Basin areas of southern California. Aera operates more than 15,000 wells, producing about 160 thousand boe/d of heavy oil and gas, and accounting for approximately 30% of the state’s production.

Alaska Shell also holds over 410 federal leases for exploration in the Beaufort and Chukchi seas in Alaska. Due to, among other things, the Federal government’s suspension of Shell’s drilling plans imposed after the Deepwater Horizon incident in the Gulf of Mexico, Shell was prevented from pursuing offshore drilling in 2010. An adverse Environmental Appeals Board ruling on Environmental Protection Agency air permits at the end of 2010 increased regulatory uncertainty for 2011 drilling, therefore, in 2011, Shell will focus on obtaining the permits required for drilling in 2012.

Wind In the wind energy business, Shell has interests in eight US wind projects (Shell interest 50%) with a total installed capacity of 899 MW.

Rest of North America
In Mexico Shell has interests in a gulf coast LNG regasification terminal and a related gas marketing business, as well as capacity rights in a west coast LNG import terminal.

SOUTH AMERICA

Brazil
Shell is the operator of several producing fields offshore Brazil. They include the Bijupirá and Salema fields (Shell interest 80%) and the Parque das Conchas (BC-10) field (Shell interest 50%), which came on-stream in 2009 and continued ramp-up in 2010. Shell has taken a Final Investment Decision for phase 2 of the BC-10 project. Shell also has interests in offshore development and exploration blocks in the Campos, Santos and Espirito Santo basins as well as in the São Francisco onshore area. Shell operates two of these blocks with interests ranging from 17.5% to 100%. In 2010, Shell divested its interest in the Merluza property.

Additionally, Shell holds an 18% interest in Brazil Companhia de Gas de São Paulo (Comgás), a natural gas distribution company in the state of São Paulo.

Rest of South America
Shell also has interests in Argentina, Colombia, French Guiana, Guyana and Venezuela.

Shell Annual Report and Form 20-F 2010	27
Business Review > Upstream

SUMMARY OF PROVED OIL AND GAS RESERVES OF SHELL SUBSIDIARIES AND SHELL SHARE OF
EQUITY-ACCOUNTED INVESTMENTS [A] (AT DECEMBER 31, 2010)				BASED ON AVERAGE PRICES FOR 2010
	Oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Bitumen (million barrels)	Total all products (million boe) [B]

Proved developed
Europe	518	12,512	–	–	2,675
Asia	784	4,783	–	–	1,609
Oceania	58	1,352	–	–	291
Africa	406	1,092	–	–	594
North America
USA	467	1,515	–	–	728
Canada	26	869	1,214	23	1,413
South America	59	98	–	–	76

Proved undeveloped
Europe	99	3,054	–	–	626
Asia	1,301	13,435	–	–	3,617
Oceania	51	4,797	–	–	878
Africa	344	1,897	–	–	671
North America
USA	376	1,230	–	–	588
Canada	9	439	353	28	466
South America	30	62	–	–	41

Total proved developed and undeveloped
Europe	617	15,566	–	–	3,301
Asia	2,085	18,218	–	–	5,226
Oceania	109	6,149	–	–	1,169
Africa	750	2,989	–	–	1,265
North America
USA	843	2,745	–	–	1,316
Canada	35	1,308	1,567	51	1,879
South America	89	160	–	–	117

Total	4,528	47,135	1,567	51	14,273

[A]	Includes 24 million boe of reserves attributable to non-controlling interest in Shell subsidiaries held by third parties.
[B]	Natural gas has been converted to an oil equivalent basis at 5,800 scf per barrel.

28	Shell Annual Report and Form 20-F 2010
Business Review > Upstream

LOCATION OF OIL AND GAS PRODUCING ACTIVITIES [A]
(AT DECEMBER 31, 2010)
	Exploration	Development and/or production	Shell operator [B]

Europe
Denmark	■	■
Germany	■	■
Ireland	■	■	■
Italy	■	■
The Netherlands	■	■	■
Norway	■	■	■
Sweden	■		■
UK	■	■	■
Ukraine	■

Asia
Brunei	■	■	■
China	■	■	■
Iraq	■	■	■
Jordan	■		■
Kazakhstan	■	■
Malaysia	■	■	■
Oman	■	■
Pakistan	■	■
Philippines	■	■	■
Qatar	■	■	■
Russia	■	■
Saudi Arabia	■
Syria	■	■	■
United Arab Emirates	■	■

Oceania
Australia	■	■	■
New Zealand	■	■	■

Africa
Cameroon	■	■	■
Egypt	■	■	■
Gabon	■	■	■
Libya	■		■
Nigeria	■	■	■
Tunisia	■		■

North America
USA	■	■	■
Canada	■	■	■

South America
Argentina	■	■
Brazil	■	■	■
Colombia	■
Guyana	■
Venezuela		■

[A]	Including equity-accounted investments. Where an equity-accounted investment has properties outside its base country, those properties are not shown in this table.
[B]	In several countries where “Shell operator” is indicated, Shell is the operator of some but not all exploration and/or production ventures.

CAPITAL EXPENDITURE ON OIL AND GAS ACTIVITIES AND
EXPLORATION EXPENSE OF SHELL SUBSIDIARIES BY
GEOGRAPHICAL AREA [A]		$ MILLION
	2010	2009	2008 [B]

Europe	2,033	2,618	2,818
Asia	3,137	4,539	4,633
Oceania	1,804	969	698
Africa	1,629	2,351	1,824
North America – USA	9,400	4,114	5,597
North America – Canada	3,455	4,305	6,854
South America	373	537	955

Total	21,831	19,433	23,379

[A]	Capital expenditure is the cost of acquiring property, plant and equipment for exploration and production activities, and – following the successful efforts method in accounting for exploration costs – includes exploration drilling costs capitalised pending determination of commercial reserves. See also Note 2 to the “Consolidated Financial Statements” for further information. Exploration expense is the cost of geological and geophysical surveys and of other exploratory work charged to income as incurred. Exploration expense excludes depreciation and release of currency translation differences.
[B]	Excludes synthetic crude oil activities.

OIL AND GAS AVERAGE INDUSTRY PRICES [A]
	2010	2009	2008

Brent ($/b) [B]	79.50	61.55	97.14
WTI ($/b) [B]	79.45	61.75	99.72
Henry Hub ($/MMBtu)	4.40	3.90	8.85
UK National Balancing Point (pence/therm)	42.12	30.93	58.06

[A]	Yearly average Brent, WTI and UK National Balancing Point prices are based upon daily spot prices; yearly average Henry Hub prices are based upon monthly spot prices.
[B]	Average industry prices differ from realised prices because the quality, and therefore the price, of actual crude oil produced differs from the blends used for market pricing purposes or quoted blends.

Shell Annual Report and Form 20-F 2010	29
Business Review > Upstream

Average realised price by geographical area

OIL AND NATURAL GAS LIQUIDS					$/BARREL
	2010			2009			2008

	Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries		Shell share of equity-accounted investments

Europe	73.35	83.24		55.53	56.97		89.28		86.33
Asia	76.21	44.27		57.50	36.53		95.92		49.78
Oceania	67.90	78.05	[A]	50.47	56.16	[A]	85.92		99.99	[A]
Africa	79.63	–		61.45	–		98.52		–
North America – USA	76.36	74.27		57.25	56.24		97.95		89.74
North America – Canada	53.23	–		39.26	–		67.07	[B]	–
South America	69.99	63.57		57.76	58.00		79.42		82.25

Total	75.74	52.42		57.39	42.49		92.75		63.59

[A]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd as from November 2010 (previously: 34%), a publicly listed company on the Australian Securities Exchange. We have limited access to data, accordingly the number is an estimate.
[B]	Includes bitumen.

NATURAL GAS					$/THOUSAND SCF
	2010			2009			2008

	Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments

Europe	6.87	6.71		7.06	8.17		9.46	10.87
Asia	4.40	6.55		3.61	4.26		4.67	7.06
Oceania	8.59	8.79	[A]	5.29	3.94	[A]	2.96	4.13	[A]
Africa	1.96	–		1.71	–		1.67	–
North America – USA	4.90	7.27		4.36	5.02		9.61	12.15
North America – Canada	4.09	–		3.73	–		7.71	–
South America	3.79	–		3.18	–		4.37	–

Total	5.28	6.81		4.83	6.73		6.85	9.63

[A]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd as from November 2010 (previously: 34%), a publicly listed company on the Australian Securities Exchange. We have limited access to data, accordingly the number is an estimate.

SYNTHETIC CRUDE OIL		$/BARREL
2010		2009

	Shell subsidiaries	Shell subsidiaries

North America – Canada	71.56	56.23

BITUMEN		$/BARREL
2010		2009

	Shell subsidiaries	Shell subsidiaries

North America – Canada	66.00	50.00

30	Shell Annual Report and Form 20-F 2010
Business Review > Upstream

Average production costs by geographical area

OIL, NATURAL GAS LIQUIDS AND NATURAL GAS [A]							$/BOE
	2010			2009			2008

	Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments

Europe	10.09	2.78		11.91	3.18		9.25	3.41
Asia	6.07	4.68		5.86	5.44		7.01	4.99
Oceania	5.85	8.37	[B]	3.63	5.59	[B]	3.41	3.40	[B]
Africa	7.09	–		9.71	–		7.53	–
North America – USA	12.90	16.47		12.11	15.74		9.54	18.46
North America – Canada	17.48	–		16.63	–		17.67	–
South America	8.88	25.05		12.94	12.75		10.76	11.26

Total	9.10	5.29		9.88	5.72		8.61	5.67

[A]	Natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel.
[B]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd as from November 2010 (previously: 34%), a publicly listed company on the Australian Securities Exchange. We have limited access to data, accordingly the number is an estimate.

SYNTHETIC CRUDE OIL		$/BARREL
2010		2009

	Shell subsidiaries	Shell subsidiaries

North America – Canada	49.83	39.83

BITUMEN		$/BARREL
2010		2009

	Shell subsidiaries	Shell subsidiaries

North America – Canada	23.82	18.32

Shell Annual Report and Form 20-F 2010	31
Business Review > Upstream

Oil and gas production (available for sale)

CRUDE OIL AND NATURAL GAS LIQUIDS PRODUCTION [A]				THOUSAND B/D
	2010		2009		2008

	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries		Shell share of equity-accounted investments

Europe
Denmark	98	–	107	–	114		–
Germany	3	–	3	–	3		–
Italy	33	–	30	–	32		–
The Netherlands	–	5	–	5	–		5
Norway	48	–	62	–	67		–
UK	98	–	110	–	154		–

Total Europe	280	5	312	5	370		5

Asia
Brunei	3	77	2	76	1		80
China	4	–	11	–	14		–
Iran	2	–	5	–	10		–
Malaysia	40	–	39	–	38		–
Oman	199	–	195	–	192		–
Philippines	4	–	4	–	5		–
Russia	–	117	–	106	–		70
Syria	19	–	22	–	22		–
United Arab Emirates	–	135	–	127	–		146
Others	–	1	–	1	–		1

Total Asia	271	330	278	310	282		297

Oceania
Australia	18	29	18	35	17		39
New Zealand	12	–	12	–	12		–

Total Oceania	30	29	30	35	29		39

Africa
Cameroon	10	–	12	–	13		–
Egypt	10	–	12	–	9		–
Gabon	34	–	29	–	30		–
Nigeria	302	–	231	–	266		–

Total Africa	356	–	284	–	318		–

North America
Canada	20	–	20	–	46	[B]	–
USA	163	74	195	78	190		82

Total North America	183	74	215	78	236		82

South America
Brazil	53	–	24	–	23		–
Others	1	7	1	9	1		11

Total South America	54	7	25	9	24		11

Total	1,174	445	1,144	437	1,259		434

[A]	Includes natural gas liquids. Royalty purchases are excluded. Reflects 100% of production attributable to subsidiaries; except in respect of PSCs, where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B]	Includes bitumen production.

32	Shell Annual Report and Form 20-F 2010
Business Review > Upstream

NATURAL GAS PRODUCTION [A]				MILLION SCF/DAY
	2010		2009		2008

	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries	Shell share of equity-accounted investments

Europe
Denmark	328	–	335	–	406	–
Germany	267	–	311	–	333	–
Italy	38	–	31	–	29	–
The Netherlands	–	1,997	–	1,639	–	1,741
Norway	643	–	593	–	492	–
UK	541	–	561	–	678	–

Total Europe	1,817	1,997	1,831	1,639	1,938	1,741

Asia
Brunei	55	497	44	473	51	499
China	253	–	257	–	231	–
Malaysia	807	–	886	–	874	–
Pakistan	96	–	92	–	86	–
Philippines	110	–	121	–	113	–
Russia	–	359	–	192	–	–
Syria	3	–	4	–	6	–

Total Asia	1,324	856	1,404	665	1,361	499

Oceania
Australia	404	204	383	216	345	215
New Zealand	202	–	218	–	216	–

Total Oceania	606	204	601	216	561	215

Africa
Egypt	137	–	163	–	145	–
Nigeria	587	–	292	–	552	–

Total Africa	724	–	455	–	697	–

North America
Canada	563	–	530	–	406	–
USA	1,149	4	1,055	6	1,048	5

Total North America	1,712	4	1,585	6	1,454	5

South America
Argentina	52	–	63	–	65	–
Brazil	9	–	18	–	33	–

Total South America	61	–	81	–	98	–

Total	6,244	3,061	5,957	2,526	6,109	2,460

[A]	Reflects 100% of production attributable to subsidiaries; except in respect of PSCs, where the figures shown represent the entitlement of the companies concerned under those contracts.

SYNTHETIC CRUDE OIL PRODUCTION		THOUSAND B/D
	2010	2009

	Shell subsidiaries	Shell subsidiaries

North America – Canada	72	80

BITUMEN PRODUCTION		THOUSAND B/D
	2010	2009

	Shell subsidiaries	Shell subsidiaries

North America – Canada	18	19

MINED OIL SANDS PRODUCTION	THOUSAND B/D
2008

Athabasca Oil Sands project after royalties	78

Shell Annual Report and Form 20-F 2010	33
Business Review > Upstream

OIL AND GAS ACREAGE [A] [B] [C] (AT DECEMBER 31)						THOUSAND ACRES
	2010				2009				2008

	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	8,983	2,550	13,258	5,497	9,045	2,592	9,770	3,653	9,646	2,785	8,924	3,038
Asia	27,496	9,970	41,781	22,800	30,969	11,108	78,382	40,547	31,252	11,260	74,749	36,811
Oceania	2,274	553	81,748	24,413	2,276	568	82,945	24,326	2,146	552	79,548	23,052
Africa	6,701	2,424	23,327	17,079	7,393	2,615	27,096	18,656	7,314	2,582	26,959	20,289
North America – USA	1,568	952	7,003	5,834	1,030	597	6,250	5,027	1,009	593	6,238	4,973
North America – Canada	1,002	664	26,408	19,257	966	628	26,712	19,448	1,025	707	27,792	19,546
South America	162	76	15,878	6,588	126	59	18,081	7,178	115	53	4,387	1,877

Total	48,186	17,189	209,403	101,468	51,805	18,167	249,236	118,835	52,507	18,532	228,597	109,586

[A]	Including equity-accounted investments.
[B]	The term “gross” refers to the total activity in which Shell subsidiaries and equity-accounted investments have an interest, and the term “net” refers to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interest.
[C]	Greenland data incorporated as part of Europe.

NUMBER OF PRODUCTIVE WELLS [A] [B] (AT DECEMBER 31)
	2010				2009				2008

	Oil		Gas		Oil		Gas		Oil		Gas

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	1,464	412	1,341	443	1,544	423	1,343	446	1,569	422	1,323	440
Asia	7,236	2,382	298	164	6,751	2,250	207	99	6,043	2,038	200	95
Oceania	39	4	608	211	39	6	566	122	42	9	319	60
Africa	1,180	447	89	59	1,150	415	80	53	1,163	420	79	49
North America – USA	15,322	7,771	3,884	2,457	15,425	7,835	1,640	1,170	15,505	7,828	1,412	1,037
North America – Canada	433	370	1,007	764	446	382	947	713	429	365	888	665
South America	73	34	6	1	72	32	12	5	68	29	12	5

Total	25,747	11,420	7,233	4,099	25,427	11,343	4,795	2,608	24,819	11,111	4,233	2,351

[A]	Including equity-accounted investments.
[B]	The term “gross” refers to the total activity in which Shell subsidiaries and equity-accounted investments have an interest, and the term “net” refers to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interest.

NUMBER OF NET PRODUCTIVE WELLS AND DRY HOLES DRILLED [A]
	2010		2009		2008

	Productive	Dry	Productive	Dry	Productive	Dry

Exploratory
Europe	4	4	6	3	9	3
Asia	27	31	38	10	27	4
Oceania	33	2	24	3	6	2
Africa	15	5	8	4	13	4
North America – USA	80	5	49	2	13	4
North America – Canada	64	8	32	19	41	46
South America	4	1	1	–	3	1

Total	227	56	158	41	112	64

Development
Europe	20	1	15	–	7	1
Asia	269	4	260	3	210	1
Oceania	3	–	27	–	3	–
Africa	11	–	12	1	17	1
North America – USA	388	–	424	1	475	1
North America – Canada	34	–	45	–	59	–
South America	1	–	5	–	2	–

Total	726	5	788	5	773	4

[A]	Including equity-accounted investments.

34	Shell Annual Report and Form 20-F 2010
Business Review > Upstream

NUMBER OF WELLS IN THE PROCESS OF EXPLORATORY DRILLING [A] [B] [C] [D]						2010
		At January 1	Wells in the process of drilling at January 1 and allocated proved reserves during the year	Wells in the process of drilling at January 1 and determined as dry during the year	New wells in the process of drilling at December 31	At December 31

Europe	Gross	36	(6)	(2)	8	36
	Net	13	(2)	(2)	2	11
Asia	Gross	67	(9)	(2)	37	93
	Net	26	(4)	(1)	20	41
Oceania	Gross	154	–	–	101	255
	Net	31	–	–	37	68
Africa	Gross	22	(6)	(7)	14	23
	Net	13	(3)	(4)	10	16
North America – USA	Gross	117	(80)	(5)	53	85
	Net	64	(47)	(4)	41	54
North America – Canada	Gross	63	(11)	(14)	41	79
	Net	62	(11)	(14)	39	76
South America	Gross	13	(8)	(3)	8	10
	Net	6	(4)	(1)	4	5

Total	Gross	472	(120)	(33)	262	581
	Net	215	(71)	(26)	153	271

[A]	Including equity-accounted investments.
[B]	The term “gross” refers to the total activity in which Shell subsidiaries and equity-accounted investments have an interest, and the term “net” refers to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interest.
[C]	Wells in the process of drilling includes exploratory wells temporarily suspended.
[D]	The number of wells in the process of exploratory drilling at January 1, 2010, has been adjusted for 10 additional wells identified after publication of the 2009 Annual Report and Form 20-F. The adjustment comprises two wells in Europe; two wells in Oceania; one well in the USA; four wells in Canada; and one well in South America.

NUMBER OF WELLS IN THE PROCESS OF DEVELOPMENT DRILLING [A] [B] [C]			2010
		At January 1	At December 31

Europe	Gross	16	6
	Net	3	1
Asia	Gross	69	73
	Net	22	23
Oceania	Gross	28	–
	Net	6	–
Africa	Gross	3	–
	Net	1	–
North America – USA	Gross	100	128
	Net	47	73
North America – Canada	Gross	41	14
	Net	34	13
South America	Gross	1	–
	Net	1	–

Total	Gross	258	221
	Net	114	110

[A]	Including equity-accounted investments.
[B]	The term “gross” refers to the total activity in which Shell subsidiaries and equity-accounted investments have an interest, and the term “net” refers to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interest.
[C]	In addition to the present activities above, Shell has ongoing activities related to the installation of waterflood projects in Europe, Asia, Africa and North America; activities related to steam floods are in progress in Europe, Asia and North America; and gas compression is being installed in Europe and Asia.

Shell Annual Report and Form 20-F 2010	35
Business Review > Upstream

SHELL INTEREST IN LNG LIQUEFACTION PLANT CAPACITY (AT DECEMBER 31, 2010)
	Location	Shell interest (%)	100% capacity (mtpa) [A]

Australia North West Shelf	Karratha	21	16.3
Brunei LNG	Lumut	25	7.8
Malaysia LNG (Dua and Tiga)	Bintulu	15	14.6	[B]
Nigeria LNG	Bonny	26	21.6
Oman LNG	Sur	30	7.1
Qalhat (Oman) LNG	Sur	11	3.7
Sakhalin LNG	Prigorodnoye	27.5	9.6

[A]	As reported by the operator.
[B]	Our interests in the Dua and Tiga plants are due to expire in 2015 and 2023 respectively.

LNG LIQUEFACTION PLANT CAPACITY UNDER CONSTRUCTION (AT DECEMBER 31, 2010)
	Location	Shell interest (%)		100% capacity (mtpa) [A]

Australia Pluto 1	Karratha	22	[B]	4.3
Gorgon	Barrow Island	25		15.3
Qatargas 4	Ras Laffan	30		7.8

[A]	As reported by the operator.
[B]	Based on 90% Woodside shareholding in the Pluto 1 plant.

LNG REGASIFICATION TERMINAL CAPACITY (AT DECEMBER 31, 2010)
	Location	Shell capacity rights (mtpa)	Capacity right period	Status	Shell interest (%)	Start-up date

Huelva	Huelva, Spain	0.3	2010–2034	In operation	Leased	1988
Barcelona	Barcelona, Spain	0.9	2010–2034	In operation	Leased	1969
Hazira	Gujarat, India	2.2	from 2005	In operation	74%	2005
Altamira	Altamira, Mexico	3.3	from 2006	In operation	50%	2006
Cove Point	Lusby, MD, USA	1.8	2003–2023	In operation	Leased	2003
Costa Azul	Baja California, Mexico	2.7	2008–2028	In operation	Leased	2008
Elba Island [A]	Elba Island, GA, USA	2.8	2006–2036	In operation	Leased	2006
Elba Expansion	Elba Island, GA, USA	4.2	2010–2035	In operation	Leased	2010

[A]	Capacity leased to third party through end 2010.

GTL PLANTS (AT DECEMBER 31, 2010)
	Location	100% capacity (b/d)	Shell interest (%)	Status

Bintulu	Malaysia	14,700	72	In operation
Pearl	Qatar	140,000	100	In construction

36	Shell Annual Report and Form 20-F 2010
Business Review > Downstream

DOWNSTREAM

KEY STATISTICS		$ MILLION
	2010	2009	2008

Revenue (including inter-segment sales)	336,216	250,362	412,813
Segment earnings [A]	2,950	258	5,309
Including:
Production and manufacturing expenses	10,592	11,829	12,225
Selling, distribution and administrative expenses	13,716	14,505	14,451
Depreciation, depletion and amortisation	4,254	4,399	3,574
Share of earnings of equity-accounted investments [A]	948	661	834
Net capital investment [B]	2,358	6,232	3,104

Refinery availability (%)	92	93	91
Chemical plant availability (%)	94	92	94
Refinery processing intake (thousand b/d)	3,197	3,067	3,388
Oil products sales volumes (thousand b/d)	6,460	6,156	6,568
Chemicals sales volumes (thousand tonnes)	20,653	18,311	20,327

[A]	With effect from 2010, Downstream segment earnings are presented on a current cost of supplies basis. See Notes 2 and 7 to the “Consolidated Financial Statements” for further information. Comparative information is consistently presented.
[B]	See Note 7 to the “Consolidated Financial Statements”.

Overview
Shell’s Downstream organisation is made up of a number of different businesses. Collectively these turn crude oil into a range of refined products, which are moved and marketed around the world for domestic, industrial and transport use. The products include gasoline, diesel, heating oil, aviation fuel, marine fuel, lubricants, bitumen, sulphur and liquefied petroleum gas (LPG). In addition, we produce and sell petrochemicals for industrial use worldwide.

Our Manufacturing business includes Refining as well as Supply and Distribution. Marketing includes our Retail, Business to Business (B2B), Lubricants and Alternative Energies businesses. Our Chemicals business has dedicated manufacturing and marketing units of its own. We also trade crude oil, oil products and petrochemicals primarily to optimise feedstock for our Manufacturing and Chemicals businesses and to supply our Marketing businesses.

With effect from 2010, Downstream earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the estimated current cost of supplies during the same period after making allowance for the estimated tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts of $1,498 million in 2010. Previously, earnings were presented applying the first-in, first-out (FIFO) method of inventory accounting. For comparison purposes, prior year segmented earnings are consistently presented on a CCS basis (2009 decreased by $2,796 million, and 2008 increased by $5,270 million).

The industry landscape has improved from the picture a year ago but the business continues to face uncertainty. At the same time, some 1.3 million barrels per day of new refining capacity came online in 2010, adding further surplus capacity in the market. In general, Shell Downstream businesses are seeing the benefit of economic growth in non-OECD regions, especially Asia-Pacific, with mixed economic signals in Europe and the USA.

Earnings 2010–2008
Segment earnings in 2010 were $2,950 million, compared with $258 million in 2009 and $5,309 million in 2008.

Manufacturing reported a loss in 2010, but the loss was less than in 2009 primarily due to higher realised refining margins and higher refinery processing intakes. Margins increased globally as a result of better macroeconomic conditions and strong year-on-year growth, particularly in non-OECD countries.

Marketing earnings related to oil products increased compared with those of 2009 because of lower costs, which were partly offset by lower Retail and B2B margins. In 2010, earnings also benefited from lower depreciation and impairment charges compared with 2009.

Although not as significant as Marketing, Chemicals reported near-record earnings in 2010, accounting for approximately 50% of overall Downstream earnings. Earnings increased compared with those of 2009 on the back of an improved market environment, resulting in higher realised margins, higher sales volumes and increased earnings from equity-accounted investments.

Earnings from trading activities were lower than in 2009 due to reduced volatility levels and fewer storage opportunities as a result of a less pronounced contango market structure (forward prices higher than current spot prices).

Downstream earnings in 2010 included net charges related to identified items of $923 million, reflecting impairments mainly relating to refining assets and provisions, which were partly offset by a gain related to the estimated fair value accounting of commodity derivatives, gains from divestments and from the sale of land holdings associated with the former Shell Haven refinery in the UK. The divestments included our Downstream business in New Zealand and retail sites in Singapore.

In 2010, revenues increased by $85,854 million over those of 2009, reflecting higher average oil prices in 2010 and increased chemical margins and sales volumes arising from greater demand.

Production and manufacturing expenses in 2010 decreased by $1,237 million compared with those of 2009. This was primarily driven by cost savings from portfolio activities and lower redundancy costs, partially offset by higher volume-related processing fees.

Selling, distribution and administrative expenses decreased by $789 million compared with 2009. This was the result of lower pension charges, structural cost reductions, decreased redundancy costs and the impact of portfolio activities.

Depreciation, depletion and amortisation decreased by $145 million compared with the same period a year ago reflecting lower impairment charges.

Our share of earnings from equity-accounted investments was greater in 2010 than in 2009, primarily as a result of higher earnings in the Chemicals business and improved refining margins.

Refinery processing intake in 2010 was 4% higher than it was in 2009 reflecting improved demand – particularly in Asia. The greater demand was partly offset by portfolio activities and significant downtime in some refineries in Europe and the USA.

Shell Annual Report and Form 20-F 2010	37
Business Review > Downstream

Total oil products sales volumes in 2010 were 5% higher than in 2009. Oil products marketing sales volumes (adjusted for the impact of divestments) increased by 1% primarily due to higher B2B volumes.

In 2010, chemical sales volumes increased by 13% compared with those of 2009, mainly due to the start-up of the Shell Eastern Petrochemicals Complex (SEPC) in Singapore.

Between 2008 and 2009 segment earnings decreased by 95%.

Our 2009 Manufacturing earnings were significantly below those of 2008 due to substantially lower industry and realised refining margins worldwide. In addition, Manufacturing earnings were impacted by asset impairments as well as redundancy and restructuring provisions.

Marketing earnings related to oil products decreased from 2008 to 2009 due to lower marketing sales volumes and lower Retail and B2B margins and were further reduced by redundancy and restructuring provisions as well as impairments.

Earnings from trading activities in 2009 were higher than in 2008 as the market remained in a contango structure throughout most of the year and benefited from storage opportunities and arbitrage opportunities (pricing differences between markets).

Earnings in Chemicals in 2009 were higher than in 2008 due to higher income from equity-accounted investments and higher divestment gains, which were partly offset by lower realised margins and lower sales volumes.

Downstream earnings in 2009 included net charges related to identified items of $1,682 million reflecting: asset impairments mainly relating to refining assets; redundancy and restructuring provisions; a charge related to the estimated fair value accounting of commodity derivatives; non-cash pension charges; a charge related to a retirement healthcare-plan modification; and other provisions. These charges were partly offset by tax credits and gains from divestments.

In 2009, revenues decreased by $162,451 million compared with 2008, reflecting lower average oil prices in 2009 and lower sales volumes due to weak demand.

Production and manufacturing expenses in 2009 decreased by $396 million compared with those of 2008. The decrease was driven by the sale of our French refineries in 2008, the impact of lower refinery processing intakes and sales volumes on processing fees and transport costs and the effect of a stronger US dollar on non-dollar denominated costs.

Selling, distribution and administrative expenses increased between 2008 and 2009 as a result of significantly higher pension charges and redundancy provisions associated with structural cost reduction actions, which outweighed the impact of ongoing cost reductions.

Depreciation, depletion and amortisation in 2009 increased by $825 million compared with a year earlier, largely because of impairments.

Our share of earnings from equity-accounted investments decreased in 2009 compared with 2008 primarily as a result of significantly lower refining margins. This was partly offset by higher income in the Chemicals business.

Refinery processing intake in 2009 declined 9% from 2008 despite improved availability, reflecting reduced run rates due to weak demand, new on-stream industry capacity and the sale of the French refineries in the first quarter of 2008.

Total oil products sales volumes in 2009 were 6% lower than in 2008. Oil products marketing sales volumes (adjusted for the impact of divestments) dropped by some 3%.

In 2009, chemical sales volumes decreased by 10% compared with those of 2008 primarily due to lower demand resulting from the global economic downturn.

Net capital investment and portfolio actions
Net capital investment was $2.4 billion in 2010, compared with $6.2 billion in 2009.

Capital investment was $4.8 billion in 2010, of which $3.2 billion was in Manufacturing and Chemicals, $1.4 billion was in Marketing and $0.2 billion was in new equity and loans in equity-accounted investments. Around 58% of our 2010 capital investment was to maintain the integrity and performance of our asset base.

An investment milestone for the Chemicals business was reached in May 2010, when we announced the start-up of the ethylene cracker at the SEPC in Singapore. The 100% Shell-owned ethylene cracker has a capacity of 800,000 tonnes of ethylene per annum, as well as 450,000 tonnes of propylene and 230,000 tonnes of benzene per annum. The SEPC project is our largest petrochemical investment to date, creating our largest fully integrated refinery and petrochemical hub.

In the Marketing businesses we continued to invest in selected retail markets, such as those of Germany and China, and in our growing Lubricants businesses in China and Russia.

In 2009, capital investment was $7.5 billion, of which $4.4 billion was in Manufacturing and Chemicals, $1.7 billion was in Marketing and $1.4 billion was new equity and loans in equity-accounted investments. The two main growth investments were the expansion of the Port Arthur refinery in Texas and the SEPC project in Singapore.

Divestment proceeds were $2.4 billion in 2010 compared with $1.3 billion in 2009. We are on track with our Downstream asset sales programmes to refocus our portfolio on material positions with growth potential.

In New Zealand we sold our Downstream business, including the 17.1% shareholding in the 104 thousand b/d refinery at Marsden Point, for some $0.5 billion.

In Greece we sold our Downstream businesses, and entered into an agreement for the continued use of the Shell brand in the Greek market, for a consideration of around $0.3 billion. The sale included Shell’s retail, commercial fuels, bitumen, chemicals, supply and distribution, and LPG businesses, as well as a lubricants oil blending plant.

In Germany we sold our 90 thousand b/d Heide refinery and some wholesale commercial activities for approximately $0.1 billion.

In Finland and Sweden we sold the majority of our refining and marketing businesses, including Shell’s 100% owned 87 thousand b/d Gothenburg refinery.

We also sold our Downstream businesses in Costa Rica, Gibraltar, Laos and Panama in separate transactions.

38	Shell Annual Report and Form 20-F 2010
Business Review > Downstream

Shell announced that it has agreed to divest the majority of its shareholdings in most of its Downstream businesses in Africa. The proposed deal will raise a total of approximately $1 billion. Under the agreements, two new joint venture companies will continue to make Shell fuels and lubricants available in 14 African countries under the Shell brand. Excluded from the deal are the fuels, lubricants and refining activities in South Africa.

Shell announced the decision to review ownership options for most of its LPG businesses.

Shell confirmed it has received an offer to buy its 272 thousand b/d Stanlow refinery and associated local marketing businesses in the UK for a total consideration of some $1.3 billion.

We have continued to make progress with longer-term growth options.

In Brazil we signed a binding agreement to form a joint venture (Shell interest 50%) with Cosan for the production of ethanol, sugar and power, as well as the supply, distribution and retailing of transport fuels.

In Qatar we signed a Memorandum of Understanding with Qatar Petroleum to study jointly the development of a major petrochemical complex that would include a mono-ethylene glycol plant of up to 1.5 million tonnes per annum. Combined with the output of other olefin derivatives, the plant is expected to produce more than 2 million tonnes per year of chemicals.

Business and property

MANUFACTURING

Refining
We have interests in more than 30 refineries worldwide with the capacity to process some 4 million barrels of crude oil per day. Approximately 40% of our refining capacity is in Europe and Africa, 30% in the Americas and 30% in Asia. Our refineries make a wide range of products including gasoline, diesel, heating oil, aviation fuel, marine fuel, lubricants, bitumen, LPG and sulphur.

Supply and Distribution
With 9,000 kilometres of pipeline, more than 2,500 storage tanks and some 250 distribution facilities in around 60 countries, our Supply and Distribution infrastructure is well positioned for making deliveries throughout the world. Deliveries include feedstock for our refineries as well as finished products for our Marketing businesses and customers worldwide.

MARKETING

Retail
We have around 43,000 service stations in more than 80 countries, selling more than 145 billion litres of fuel per year. We have more than 100 years’ experience in fuel development. In recent years we have concentrated on differentiated fuels with special formulations designed to clean engines and improve performance. We sell such fuels under the Shell V-Power brand in more than 60 countries. Our Fuel Economy formula for gasoline and diesel is now available in nearly 30 countries, and the new Shell FuelSave brand has been launched in 10 countries.

Lubricants
We sell more branded lubricants than any other company in the world and are the largest marketer of lubricants overall, with a 13.4% share of the global finished lubricants market in volume terms (2009, Kline &

Company). We sell technically advanced lubricants in around 100 countries not only for passenger cars, trucks and coaches but also for industrial machinery in manufacturing, mining, power generation, agriculture and construction.

Business to Business (B2B)
B2B sells fuels, speciality products and services to a broad range of commercial customers and consists of five separate businesses:

Shell Aviation provides fuel for around 7,000 aircraft every day at over 800 airports across some 40 countries. On average we refuel a plane every 12 seconds.

Shell Marine Products provides fuels, lubricants and related technical services to the shipping and boating industries. We supply over 100 grades of lubricants and 20 different types of fuel for marine vessels powered by diesel, steam turbine and gas turbine engines. We serve more than 15,000 customer vessels, ranging from large ocean-going tankers to small fishing boats in more than 600 ports in 48 countries.

Shell Gas (LPG) provides liquefied petroleum gas and related services to retail, commercial and industrial customers for cooking, heating, lighting and transport.

Shell Commercial Fuels provides transport, industrial and heating fuels in more than 20 countries. Our wide range of products, from reliable main-grade fuels with standard quality to premium products, can offer tangible benefits including fuel economy, enhanced equipment performance, such as longer life and lower maintenance costs, and environmental benefits, such as reduced emissions.

Shell Specialities provides products and services related to the bitumen residue from crude-oil refining and to sulphur derived from the processing of natural gas and crude oil. Every day we supply to some 1,600 customers worldwide around 11,000 tonnes of bitumen – enough to repave 350 kilometres of road. We are the leading premium grade bitumen supplier in China and the only international bitumen supplier for China’s high-speed railway sector. We have developed innovative bitumen products that can be mixed and laid at temperatures lower than conventional asphalt to reduce energy use and carbon dioxide emissions.

We also have developed innovative sulphur-based products such as Shell Thiopave, a paving material that can prolong road life; Shell Thiocrete, a very durable, fast-setting concrete; and Shell Thiogro, a new family of fertilisers for sulphur-responsive soils.

Alternative Energies and CO2
We investigate alternative energy technologies with a long-term aspiration to develop them into business opportunities. We believe the biofuels available today are the most realistic commercial solution to reduce carbon dioxide emissions in the transport fuels sector over the next 20 years. We are therefore building capacity in conventional biofuels that meet our corporate and social responsibilities. At the same time we are researching advanced biofuel technologies. We also continue to explore the potential of hydrogen as an alternative energy carrier for the longer term.

Shell CO2 is responsible for co-ordinating and driving CO2 management activities across all businesses.

Shell Annual Report and Form 20-F 2010	39
Business Review > Downstream

CHEMICALS

Manufacturing
Our manufacturing plants produce a range of base chemicals, including ethylene, propylene and aromatics, as well as intermediate chemicals, such as styrene monomer, propylene oxide, solvents, detergent alcohols, ethylene oxide and ethylene glycol. We have the capacity to produce some 6 million tonnes of ethylene per annum.

Marketing
We sell our base and intermediate chemicals to large industrial customers, many of whom are household names. The revenues from those sales make us the sixth largest chemicals concern in the world. Our products are used to make countless everyday items, from clothing and cars to bubble bath and bicycle helmets.

Downstream business activities with Iran
At the end of 2010, there are no longer any sales of refined products or petrochemical products to Iran by companies that are controlled by Shell.

In 2010, Shell produced lubricants in Iran through an associate company and marketed them through an Iranian joint venture. In December 2010, Shell divested its shareholdings in both entities and lubricants are no longer supplied to Iran. We sold aviation fuels to an Iranian customer; but the contractual agreement was terminated by December 2010. We also supplied brake fluids under a global contract that included Iran, but this business too was terminated in December 2010. As a result, there are no longer any sales of refined products or petrochemical products to Iran by companies that are controlled by Shell.

Through Shell’s trading activities, we purchased crude oil, condensate and fuel oil from Iran as part of the optimisation of feedstocks for our refining operations and for the Nanhai petrochemical facility in China. As part of a terminal-services and buy/sell agreement, we also purchased petrochemicals originating in Iran from a third party. Finally, we purchased certain additives required for our Bitumen business – an activity that was terminated in December 2010.

Downstream data tables
The tables below reflect Shell subsidiaries as well as the 50% Shell interest in Motiva in the USA and instances where Shell owns the product processed by a refinery. Other equity-accounted investments are only included where explicitly stated.

OIL PRODUCTS – COST OF CRUDE OIL
PROCESSED OR CONSUMED [A]		$ PER BARREL
	2010	2009	2008

Total	77.22	58.96	94.05

[A]	Includes Upstream margin on crude supplied by Shell and equity-accounted investment exploration and production companies.

OPERABLE CRUDE OIL DISTILLATION CAPACITY [A]	THOUSAND B/CALENDAR DAY [B] [C]
	2010	2009	2008

Europe	1,501	1,519	1,601
Asia, Oceania, Africa	938	935	923
USA	801	801	803
Other Americas	354	384	351

Total	3,594	3,639	3,678

[A]	Shell average operating capacity for the year excluding mothballed capacity.
[B]	One barrel per day is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.
[C]	Calendar day capacity is the maximum sustainable capacity minus capacity loss due to normal unit downtime.

ETHYLENE CAPACITY – SHELL AND EQUITY-ACCOUNTED
INVESTMENTS [A]
	2010	2009	2008

Nominal capacity (thousand tonnes/year)	6,021	5,182	5,827
Utilisation (%)	84	80	87

[A]	Data includes our share of capacity entitlement (offtake rights) that may be different from nominal equity interest. Nominal capacity is quoted as at December 31. Utilisation is based on the annual average capacity.

OIL PRODUCTS – CRUDE OIL PROCESSED [A]	THOUSAND B/D [B]
	2010	2009	2008

Europe	1,235	1,251	1,394
Asia, Oceania, Africa	690	523	683
USA	735	721	751
Other Americas	272	288	294

Total	2,932	2,783	3,122

Shell share of equity-accounted investments	332	360	372

[A]	Including natural gas liquids; includes processing for others and excludes processing by others.
[B]	One barrel per day is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.

REFINERY PROCESSING INTAKE [A]	THOUSAND B/D [B]
	2010	2009	2008

Crude oil	2,932	2,783	3,122
Feedstocks	265	284	266

Total	3,197	3,067	3,388

Europe	1,314	1,330	1,481
Asia, Oceania, Africa	725	596	729
USA	824	805	826
Other Americas	334	336	352

Total	3,197	3,067	3,388

Metric equivalent (mtpa)	160	153	167

[A]	Including crude oil and natural gas liquids plus feedstocks processed in crude oil distillation units and in secondary conversion units.
[B]	One barrel per day is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.

40	Shell Annual Report and Form 20-F 2010
Business Review > Downstream

REFINERY PROCESSING OUTTURN [A]		THOUSAND B/D [B]
	2010	2009	2008

Gasolines	1,224	1,179	1,229
Kerosines	354	341	375
Gas/Diesel oils	1,074	1,025	1,145
Fuel oil	315	279	315
Other	442	432	471

Total	3,409	3,256	3,535

[A]	Excluding “own use” and products acquired for blending purposes.
[B]	One barrel per day is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.

OIL SALES [A]	THOUSAND B/D
Product volumes	2010	2009	2008

Europe
Gasolines	411	415	408
Kerosines	185	198	224
Gas/Diesel oils	735	766	855
Fuel oil	71	113	193
Other products	146	145	151

Total	1,548	1,637	1,831

Asia, Oceania, Africa
Gasolines	392	394	361
Kerosines	170	168	167
Gas/Diesel oils	451	453	456
Fuel oil	93	101	121
Other products	154	147	152

Total	1,260	1,263	1,257

USA [B]
Gasolines	821	802	801
Kerosines	184	164	175
Gas/Diesel oils	217	183	248
Fuel oil	30	61	45
Other products	149	117	133

Total	1,401	1,327	1,402

Other Americas
Gasolines	278	277	270
Kerosines	78	78	76
Gas/Diesel oils	224	232	242
Fuel oil	40	51	58
Other products	71	58	73

Total	691	696	719

Export sales [C]
Gasolines	213	183	211
Kerosines	210	133	150
Gas/Diesel oils	472	397	453
Fuel oil	437	278	325
Other products	228	242	220

Total	1,560	1,233	1,359

Total product sales [B]
Gasolines	2,115	2,071	2,051
Kerosines	827	741	792
Gas/Diesel oils	2,099	2,031	2,254
Fuel oil	671	604	742
Other products	748	709	729

Total	6,460	6,156	6,568

[A]	Excluding deliveries to other companies under reciprocal sale and purchase arrangements, which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.
[B]	Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2010 was a reduction in oil product sales of approximately 934,000 b/d (2009: 739,000 b/d; 2008: 698,000 b/d).
[C]	Export sales as a percentage of total oil sales amounted to 24.1% in 2010 (2009: 20.0%; 2008: 20.7%).

CHEMICAL SALES VOLUMES BY MAIN
PRODUCT CATEGORY [A]	THOUSAND TONNES
	2010	2009	2008

Base chemicals	11,126	10,166	11,573
First-line derivatives	9,524	8,143	8,746
Other	3	2	8

Total	20,653	18,311	20,327

[A]	Excluding chemical feedstock trading and by-products.

CHEMICAL SALES VOLUMES BY REGION [A]	THOUSAND TONNES
	2010	2009	2008

Europe	7,302	7,386	8,472
Asia, Oceania, Africa	6,268	4,831	4,924
USA	6,785	5,833	6,362
Other Americas	298	261	569

Total	20,653	18,311	20,327

[A]	Excluding chemical feedstock trading and by-products.

Shell Annual Report and Form 20-F 2010	41
Business Review > Downstream

SHELL INTEREST IN REFINING CAPACITY [A]
(AT DECEMBER 31, 2010)
				Thousand b/calendar day [D], 100% capacity

	Location	Asset class	Shell interest (%) [B]	Atmospheric distillation	Thermal cracking/ visbreaking/ coking	Catalytic cracking	Hydro- cracking

Europe
Czech Republic	Kralupy		16	59	–	24	–
	Litvinov		16	101	14	–	30
Denmark	Fredericia	●	100	65	40	–	–
Germany	Harburg	●	100	108	14	15	–
	Miro		32	310	65	89	–
	Rheinland	■ ●	100	327	57	–	79
	Schwedt	◆	38	220	47	50	–
The Netherlands	Pernis	■ ●	90	404	45	48	81
Norway	Mongstad		21	203	23	55	–
UK	Eastham		50	20	–	–	–
	Stanlow	◆	100	272	–	69	–

Asia
Japan	Mizue (Toa)	◆ ●	18	60	23	38	–
	Ohgimachi (Showa) [C]	◆ ●	35	110	–	–	–
	Yamaguchi	◆	13	110	–	25	–
	Yokkaichi	◆ ●	26	193	–	55	–
Malaysia	Port Dickson	◆	51	109	–	39	–
Pakistan	Karachi		30	43	–	–	–
Philippines	Tabangao	◆	67	87	31	–	–
Saudi Arabia	Al Jubail	●	50	292	85	–	45
Singapore	Pulau Bukom	◆ ●	100	462	63	34	55
Turkey	Batman		1	20	–	–	–
	Izmir		1	218	17	14	17
	Izmit		1	216	–	13	24
	Kirikale		1	107	–	–	14

Oceania
Australia	Clyde		100	79	–	35	–
	Geelong	◆	100	118	–	38	–

Africa
South Africa	Durban	◆	38	165	23	34	–

USA
California	Martinez	◆ ●	100	143	42	65	37
Louisiana	Convent	◆	50	227	–	81	45
	Norco	■	50	229	25	107	34
Texas	Deer Park	■ ●	50	312	79	63	53
	Port Arthur	●	50	275	52	81	–
Washington	Puget Sound	◆ ●	100	136	23	52	–

Other Americas
Argentina	Buenos Aires	◆ ●	100	100	18	20	–
Canada
Alberta	Scotford	◆	100	92	–	–	62
Ontario	Sarnia	◆	100	71	5	19	9

[A]	Excludes mothballed capacity.
[B]	Percentage rounded to nearest whole percentage point where appropriate.
[C]	To be closed.
[D]	Calendar day capacity is the maximum sustainable capacity minus capacity loss due to normal unit downtime.

■	Integrated refinery and chemical complex.
●	Refineries with cogeneration capacity.
◆	Refineries with some chemical production.

42	Shell Annual Report and Form 20-F 2010
Business Review > Downstream

SHELL SHARE OF PRODUCTION CAPACITY OF CHEMICAL MANUFACTURING PLANTS [A]
(AT DECEMBER 31, 2010)						THOUSAND TPA
	Location	Ethylene	Styrene monomer	Ethylene glycols	Higher olefins	Additional products

Europe
Germany	Rheinland	497	–	–	–	A
The Netherlands	Moerdijk	971	755	170	–	A, I
UK	Mossmorran	410	–	–	–	–
	Stanlow	–	–	–	330	A, I, O

Asia
China	Nanhai	475	320	160	–	A, I, P
Japan	Yamaguchi	–	–	–	11	A
Saudi Arabia	Al Jubail	366	400	–	–	A, O
Singapore	Jurong Island	290	700	841	–	A, I, P, O
	Pulau Bukom	800	–	–	–	A, I, O

USA
Louisiana	Geismar	–	–	375	920	I
	Norco	1,376	–	–	–	A
Texas	Deer Park	836	–	–	–	A, I

Other Americas
Canada	Scotford	–	440	450	–	A, I

Total		6,021	2,615	1,996	1,261

[A]	Includes joint-venture plants, with the exception of the Infineum additives joint ventures.

A	Aromatics/lower olefins.
I	Intermediates.
P	Polyethylene, polypropylene.
O	Other.

OTHER CHEMICALS LOCATIONS
	Location	Products

Europe
Germany	Harburg	I
	Karlsruhe	A
	Schwedt	A
The Netherlands	Pernis	A, I, O

Asia
Japan	Kawasaki	A, I
	Yokkaichi	A
Malaysia	Bintulu	I
	Port Dickson	A
Philippines	Tabangao	I

Oceania
Australia	Geelong	A, I

Africa
South Africa	Durban	I

USA
Alabama	Mobile	A
California	Martinez	O
Texas	Port Arthur	A
Washington	Puget Sound	O

Other Americas
Argentina	Buenos Aires	I
Canada	Sarnia	A, I

A	Aromatics/lower olefins.
I	Intermediates.
O	Other.

Shell Annual Report and Form 20-F 2010	43
Business Review > Corporate

CORPORATE

EARNINGS/(LOSSES)		$ MILLION
	2010	2009	2008

Interest and investment income/(expense)	(309)	360	328
Foreign exchange gains/(losses)	42	644	(650)
Other – including taxation	358	306	253

Segment earnings/(losses)	91	1,310	(69)

Overview
The Corporate segment covers the non-operating activities supporting Shell. It includes Shell’s holdings and treasury organisation, its headquarters and central functions as well as its self-insurance activities.

All finance expense and income as well as related taxes are included in the Corporate segment earnings rather than in the earnings of the business segments. The Corporate segment earnings also include the functional and service-centre costs that have not been allocated to the other segments.

The holdings and treasury organisation manages the financial assets and liabilities of Shell. As the point of contact between Shell and the external capital markets, it conducts a broad range of transactions from raising debt obligations to transacting foreign exchange. Treasury centres in London, Singapore and Rio de Janeiro support these activities.

Headquarters and central functions provide business support in the areas of finance, human resources, legal services, corporate affairs, real estate and IT. They also provide support for the shareholder-related activities of the Company. The central functions have been increasingly supported by business service centres located around the world. These centres process transactions, manage data and produce statutory reports, amongst other services. The majority of the headquarters and central-function costs are recovered from the business segments. Those costs that are not recovered are retained in Corporate.

Shell insurance companies provide the worldwide insurance cover required by subsidiaries; cover is also offered to joint ventures in which Shell has an equity interest. The type and extent of the coverage is equal to what is otherwise commercially available. In the case of joint ventures, however, the amount of insurance offered is usually limited to Shell’s interest.

Earnings 2010–2008
Segment earnings for 2010 were $91 million, compared with $1,310 million in 2009 and losses of $69 million in 2008.

Net interest and investment income decreased by $669 million between 2009 and 2010. An increase in debt resulted in increased interest cost with interest rates remaining relatively flat. Capitalised interest decreased, reflecting a reduction in the capitalised interest rate and the completion and start-up of related projects. Interest income was lower due to lower average cash balances and lower interest rates. Compared with 2008, the 2009 net interest and investment income was higher by $32 million. This was due to higher capitalised credits and lower interest expense, partly offset by a decrease in interest income.

Foreign exchange gains of $644 million in 2009 were mainly driven by the depreciation of the US dollar against most other currencies on loan payable balances in operating units with a non-US dollar functional currency. Foreign exchange losses of $650 million in 2008 were mainly due to the appreciation of the US dollar against most other currencies.

Other earnings increased by $52 million in 2010 compared with 2009, mainly because of increased tax credits and reduced costs. The increase from 2008 to 2009 of $53 million was also mostly a result of tax credits, mainly arising from settlement of prior-year tax returns.

44	Shell Annual Report and Form 20-F 2010
Business Review > Liquidity and capital resources

LIQUIDITY AND CAPITAL
RESOURCES

Introduction
Shell’s financial strategy is to manage its portfolio with the aim that, across the business cycle, “cash in” at least equals “cash out” while maintaining a strong balance sheet.

A key measure of Shell’s capital structure management is the proportion of debt to equity. Across the business cycle Shell aims to manage the gearing ratio (net debt to net debt plus equity) within the range 0–30%. During 2010, gearing ranged from 15.5% to 19.0% (2009: from 5.9% to 15.5%). See Note 16 to the “Consolidated Financial Statements”.

With respect to the objective of maintaining a strong balance sheet, Shell prioritises the application of cash to: capital investment in profitable businesses; the servicing of debt commitments; dividends; and returning surplus cash to equity holders in the form of share buybacks.

Shell aims to grow US dollar dividend returns over time in line with its view of the underlying business earnings and cash flows.

Overview
The most significant factors affecting our operating cash flow are earnings and movements in working capital. The main drivers impacting our earnings include: realised prices for crude oil and natural gas; production levels of crude oil and natural gas; and refining and marketing margins.

Since the contribution of Upstream to earnings is larger than that of Downstream, changes affecting Upstream – particularly changes in realised crude oil and natural gas prices and production levels – have the largest impact on Shell’s operating cash flow. While Upstream benefits from higher realised crude oil and natural gas prices, the extent of such benefit (and the extent of an impact from a decline in these prices) depends on: the extent to which contractual arrangements are tied to market prices; the dynamics of production-sharing contracts; the existence of agreements with governments or national oil companies that have limited sensitivity to crude oil price; tax impacts; and the extent to which changes in commodity prices flow through into operating costs. Changes in benchmark prices of crude oil and natural gas in any particular period therefore provide only a broad indicator of changes in Upstream earnings experienced in that period.

In Downstream, changes in any one of a range of factors derived from either within the industry or the broader economic environment can influence margins. The precise impact of any such changes depends on how the oil markets respond to them. The market response is affected by factors such as: whether the change affects all crude types or only a specific grade; regional and global crude-oil and refined-products inventory; and the collective speed of response of the industry refiners and product marketers in adjusting their operations. As a result, refinery and marketing margins fluctuate from region to region, and from period to period.

In the longer term, replacement of oil and gas reserves will affect our ability to maintain or increase production levels in Upstream, which in turn will affect our cash flow and earnings. We will need to take measures to maintain or increase production levels in future periods. These may include: developing new fields and mines; developing and applying new technologies and recovery processes to existing fields and mines; and making selective acquisitions. Our goal is to offset our reserves’ decline due to production and increase reserves. However, reserves and production increases are subject to a variety of risks and other factors, including: the uncertainties of exploration; operational interruptions; geology; frontier conditions; availability of new technology and engineering capacity; availability and cost of skilled or specialist resources; project delays and potential cost overruns; and fiscal, regulatory and political changes.

We have a diverse portfolio of field-development projects and exploration opportunities. That diversity can help to reduce the impact of the political and technical risks in Upstream, including the impact on the associated cash flow provided by our operating activities.

It is our intention to continue to divest and, where appropriate, make selective acquisitions as part of active portfolio management in line with our strategy, and influenced by market opportunities.

Statement of cash flows
Net cash from operating activities in 2010 was $27.4 billion, an increase from $21.5 billion in 2009. This increase mainly reflected the increase in earnings, partially offset by a larger increase in working capital primarily in Downstream. In 2008, net cash from operating activities was $43.9 billion. The decrease in 2009 compared with 2008 mainly reflected the drop in earnings and an increase in working capital in 2009, compared with a decrease in working capital in 2008.

Net cash used in investing activities was $22.0 billion in 2010, a decrease from $26.2 billion in 2009. The decrease was mainly the result of higher proceeds from the sale of assets and of equity-accounted investments. In 2008, net cash used in investing activities was $28.9 billion. Relative to 2009, capital expenditure was higher in 2008, partially offset by higher proceeds from the sale of assets.

Net cash used in financing activities in 2010 was $1.5 billion (2009: $0.8 billion). This included an increase in debt of $9.3 billion (2009: $10.7 billion), payment of dividends of $9.6 billion (2009: $10.5 billion) and interest paid of $1.3 billion (2009: $0.9 billion). The difference between the net cash used in financing in 2009 ($0.8 billion) and that used in 2008 ($9.4 billion) was primarily due to a larger increase in debt in 2009.

Cash and cash equivalents were $13.4 billion at year end, compared with $9.7 billion in 2009 and $15.2 billion in 2008.

EXTRACT FROM CASH FLOW STATEMENT [A]		$ BILLION
	2010	2009	2008

Net cash from operating activities	27.4	21.5	43.9
Net cash used in investing activities	(22.0)	(26.2)	(28.9)
Net cash used in financing activities	(1.5)	(0.8)	(9.4)
Currency translation differences relating to cash and cash equivalents	(0.2)	0.1	(0.1)

Increase/(decrease) in cash and cash equivalents	3.7	(5.5)	5.5
Cash and cash equivalents at the beginning of the year	9.7	15.2	9.7

Cash and cash equivalents at the end of the year	13.4	9.7	15.2

[A]	For the “Consolidated Statement of Cash Flows” see page 101.

Financial condition and liquidity
Shell’s financial position is strong. In 2010, we generated a ROACE of 11.5% (see page 47) with a year-end gearing ratio of 17.1% (2009: 15.5%). We returned $10.2 billion to our shareholders through dividends in 2010 as part of which we issued 18,288,566 shares to shareholders who elected to receive new shares instead of cash.

Shell Annual Report and Form 20-F 2010	45
Business Review > Liquidity and capital resources

The size and scope of our businesses requires a robust financial control framework and effective management of our various risk exposures. The international financial markets crisis, followed by the global economic slowdown in late 2008 through 2010, put significant stress on the business environment in which we operate. As a result, certain risk exposures increased. We therefore took further financial control measures, particularly in the area of credit management. These measures include: intensified credit analysis and monitoring of trading partners; restricting large-volume trading activities to the highest-rated counterparties; shortening exposure duration; and taking collateral or other security.

As Shell’s treasury and trading operations are highly centralised, these measures have proved effective in controlling credit exposures associated with managing our substantial cash, foreign exchange and commodity positions. Credit information is regularly shared between business and finance functions, with dedicated teams in place to quickly identify and respond to cases of credit deterioration. Mitigation measures are defined and implemented for high-risk business partners and customers. The measures include: shortened payment terms; collateral or other security postings; and vigorous collections.

The credit crisis affected Shell’s activities that were most exposed to financial counterparty risk; that is, the credit exposure arising from Shell’s cash deposits, money market funds as well as foreign exchange and financial instrument transactions. Exposure to failed financial and trading counterparties was minimal in 2010 (see Note 23 to the “Consolidated Financial Statements”).

Total employer contributions to our defined benefit pension plans in 2010 were $2.1 billion and are expected to be around $2.0 billion in 2011, reflecting current funding levels. Contributions in 2009 amounted to $5.2 billion, including significant additional contributions as a result of the decrease in pension plan assets experienced during 2008. See Notes 3 and 18 to the “Consolidated Financial Statements” for further information.

Cash and cash equivalents amounted to $13.4 billion at the end of 2010 (2009: $9.7 billion). Cash and cash equivalents are held in various currencies but primarily in US dollar, euro and sterling. Total current and non-current debt rose $9.3 billion in the year. Total debt at the end of 2010 amounted to $44.3 billion. The total debt outstanding (excluding leases) at December 31, 2010, will mature as follows: 25% in 2011; 10% in 2012; 14% in 2013; 6% in 2014; and 45% in 2015 and beyond. The debt maturing in 2011 is expected to be repaid from a combination of cash balances, cash generated from operations and access to capital markets (new debt). We also maintain a $5.1 billion undrawn credit facility.

We believe our current working capital is sufficient for present requirements. We satisfy our funding and working capital requirements from the cash generated by our businesses and through the issuance of external debt. Our external debt is principally financed from the international debt capital markets through instruments issued under two commercial paper (CP) programmes, a euro medium-term note (EMTN) programme and a US universal shelf registration (US shelf registration).

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

All CP, EMTN and US shelf issuances have been undertaken by Shell International Finance B.V. (SIF BV) and guaranteed by Royal Dutch Shell plc. Further disclosure on debt issued is included in Note 16 to the “Consolidated Financial Statements”. Certain joint venture operations are separately financed.

Public debt markets in 2010 were favourable for high investment-grade corporate issuers. We successfully accessed the commercial paper markets and issued $7 billion of long-term publicly traded debt during the course of the year under the US shelf registration.

To enhance liquidity, we doubled our committed credit facility to $5.1 billion in August 2010 and extended the maturity date to 2015. This facility, together with internally available liquidity, provides back-up coverage for commercial paper maturing within 30 days. Aside from this facility and certain borrowings in local subsidiaries, Shell does not have committed credit facilities. We consider such facilities to be neither necessary nor cost-effective for financing purposes, given our size, credit rating and cash-generative nature.

The maturity profile of Shell’s outstanding commercial paper is actively managed to ensure that the amount of commercial paper maturing within 30 days remains consistent with the level of supporting liquidity.

While our subsidiaries are subject to restrictions (such as foreign withholding taxes) on the transfer of funds in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on our ability to meet our cash obligations.

The following table sets forth the consolidated unaudited ratio of earnings to fixed charges of Royal Dutch Shell for each of five years ending December 31, 2006–2010.

RATIO OF EARNINGS TO FIXED CHARGES
	2010	2009	2008	2007	2006

Ratio of earnings to fixed charges	15.37	9.28	20.27	21.43	19.99

For the purposes of this table, earnings consist of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of equity-accounted investments. Fixed charges consist of expensed and capitalised interest plus interest within rental expenses (for operating leases) plus preference security dividend requirements of subsidiaries. Please refer to “Exhibit 7.1” concerning the calculation of the ratio of earnings to fixed charges.

46	Shell Annual Report and Form 20-F 2010
Business Review > Liquidity and capital resources

CAPITALISATION TABLE		$ MILLION
	Dec 31, 2010	Dec 31, 2009

Equity attributable to Royal Dutch Shell plc shareholders	148,013	136,431

Current debt	9,951	4,171
Non-current debt [A]	31,995	28,387

Total debt [B][C]	41,946	32,558

Total capitalisation	189,959	168,989

[A]	Non-current debt at December 31, 2010, excluded $2.4 billion of certain tolling commitments (2009: $2.5 billion).
[B]	Of total debt together with $2.4 billion of certain tolling agreements at December 31, 2010 (2009: $2.5 billion), $39.3 billion (2009: $30.0 billion) was unsecured and $5.0 billion (2009: $5.0 billion) was secured.
[C]	At December 31, 2010, Shell had outstanding guarantees of $3.1 billion (2009: $3.3 billion), of which $2.4 billion (2009: $2.5 billion) related to debt of equity-accounted investments.

Dividends
Our policy is to grow the US dollar dividend in line with our view of the underlying earnings and cash flow of Shell. When setting the dividend, the Board of Directors looks at a range of factors, including the macro environment, the current balance sheet and future investment plans. In addition, we may choose to return cash to shareholders through share buybacks, subject to the capital requirements of Shell. In September 2010, we introduced a Scrip Dividend Programme that enables shareholders to increase their shareholding by electing to receive any dividends declared by the Board in the form of new shares instead of cash.

Net capital investment
Our capital investment was $30.6 billion in 2010 (2009: $31.7 billion; 2008: $38.4 billion). Of the total capital investment, $25.7 billion (2009: $24.0 billion; 2008: $32.2 billion) related to Upstream. Downstream accounted for $4.8 billion (2009: $7.5 billion; 2008: $6.0 billion). Capital investment in Corporate was $0.1 billion (2009: $0.2 billion; 2008: $0.2 billion).

Our divestment proceeds increased to $6.9 billion, compared with $2.9 billion in 2009 and were $7.0 billion in 2008. Of the total divestment proceeds, $4.5 billion (2009: $1.6 billion; 2008: $3.9 billion) related to Upstream. Downstream accounted for $2.4 billion (2009: $1.3 billion; 2008: $2.9 billion). Corporate did not record any divestment proceeds in 2010 and 2009 (2008: $0.2 billion).

See Note 7 to the “Consolidated Financial Statements” for further information.

Guarantees and other off-balance sheet arrangements
Guarantees at December 31, 2010, were $3.1 billion (2009: $3.3 billion), of which $2.4 billion (2009: $2.5 billion) were guarantees of debt of equity-accounted investments.

Financial framework
We manage our businesses to deliver strong cash flows to fund investment and growth. Our management decisions are based on cautious assumptions about crude oil prices.

Share repurchases
During 2009 and 2010, the Company did not purchase any of its ordinary shares for cancellation.

Share buyback plans will be reviewed periodically in light of market conditions and the capital requirements of Shell. A resolution will be submitted at the 2011 AGM to seek shareholder approval for Shell to make such market purchases of its ordinary shares. Shares so repurchased may, at Shell’s discretion, be either held in treasury or cancelled.

The table below provides an overview of the share repurchases that occurred in 2010 and up until February 22, 2011. All purchases in euro and sterling have been converted to the dollar (based on the daily exchange rate). Shares were purchased by the employee share ownership trusts (see page 59), either through re-investment of dividends received or to meet delivery commitments under employee share plans.

ISSUER PURCHASES OF EQUITY SECURITIES
	Class A shares			Class B shares			Class A ADSs

Purchase period	Number [A]	Weighted average price	($) [B]	Number [A]	Weighted average price	($) [B]	Number [A]	Weighted average price	($) [B]

2010
June	–	–		–	–		1,523,680	53.15
September	647,147	27.38		372,822	27.51		35,312	59.49
December	641,573	33.23		302,002	33.04		–	–

Total 2010	1,288,720	30.29		674,824	29.99		1,558,992	53.29

2011
January	–	–		–	–		1,041,466	67.11

Total 2011 [C]	–	–		–	–		1,041,466	67.11

[A]	No shares have been or are planned to be purchased as part of publicly announced plans or programmes.
[B]	Average price paid per share includes stamp duty and brokers’ commission.
[C]	As at February 22, 2011.

Shell Annual Report and Form 20-F 2010	47
Business Review > Liquidity and capital resources

Contractual obligations
The table below summarises Shell’s principal contractual obligations at December 31, 2010, by expected settlement period. The amounts presented have not been offset by any committed third-party revenues in relation to these obligations.

CONTRACTUAL OBLIGATIONS				$ BILLION
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	5 years and later	Total

Debt [A]	9.7	9.3	5.4	14.9	39.3
Finance leases [B]	0.7	1.4	1.2	5.2	8.5
Operating leases [C]	4.0	5.0	3.1	5.5	17.6
Purchase obligations [D]	133.9	74.5	51.4	183.8	443.6
Other long-term contractual liabilities [E]		0.2	0.6	–	0.8

Total	148.3	90.4	61.7	209.4	509.8

[A]	The amounts are the contractual repayments and exclude $4.5 billion of finance lease obligations. See Note 16 to the “Consolidated Financial Statements”.
[B]	Includes interest. See Note 16 to the “Consolidated Financial Statements”.
[C]	See Note 16 to the “Consolidated Financial Statements”.
[D]	Includes all significant items, including fixed or minimum quantities to be purchased; fixed, minimum or any agreement to purchase goods and services that is enforceable, legally binding and specifies variable price provisions; and the approximate timing of the purchase.
[E]	Includes all obligations included in “Other non-current liabilities” on the Consolidated Balance Sheet that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 18 to the “Consolidated Financial Statements”) and obligations associated with decommissioning and restoration (see Note 19 to the “Consolidated Financial Statements”).

The table above excludes interest expense related to debt, which is estimated to be $1.3 billion payable in less than one year, $2.2 billion payable between one and three years, $1.7 billion payable between three and five years and $6.7 billion payable five years and later. (For this purpose, we assume that interest rates with respect to variable interest rate debt remain constant and that there is no change in aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table.)

Return on average capital employed
Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as income for the period adjusted for after-tax interest expense as a percentage of the average capital employed for the period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

CALCULATION OF RETURN ON AVERAGE
CAPITAL EMPLOYED (ROACE)			$ MILLION
	2010	2009	2008

Income for the period	20,474	12,718	26,476
Interest expense after tax	577	328	615
ROACE numerator	21,051	13,046	27,091
Capital employed – opening	173,168	152,135	144,067
Capital employed – closing	194,112	173,168	152,135
Capital employed – average	183,640	162,652	148,101

ROACE	11.5%	8.0%	18.3%

In 2010, around 35% of our average capital employed was not generating any revenue, which reduced our ROACE by approximately 9%. These assets included projects being developed and exploration acreage.

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

For the years 2010, 2009 and 2008 the Dividend Access Trust recorded income before tax of £2,863 million, £2,902 million and £2,277 million respectively. In each period this reflected the amount of dividends received on the dividend access share.

At December 31, 2010, the Dividend Access Trust had total equity of £nil (2009: £nil; 2008: £nil), reflecting cash of £774,546 (2009: £525,602; 2008: £205,518) and unclaimed dividends of £774,546 (2009: £525,602; 2008: £205,518). The Dividend Access Trust only records a liability for an unclaimed dividend, and a corresponding amount of cash, to the extent that cheques expire, which is one year after their issuance, or to the extent that they are returned unpresented.

48	Shell Annual Report and Form 20-F 2010
Business Review > Our people

OUR PEOPLE

Introduction
Shell employed an average of around 97,000 people in over 90 countries during the year. Our people are recruited, trained and recompensed according to a People Strategy based on four priorities: assuring sources of talent now and in the future; strengthening leadership and professionalism; enhancing individual and organisational performance; and improving systems and processes. In 2010, our People Strategy remained unchanged, but much of its execution focused on making our new organisational structure work.

Organisational and behavioural change
The 2009 reorganisation involved building – from the top down – a simpler, leaner organisational structure with clearer accountabilities, enabling more customer focus and faster decision making. It reinforces our belief that Shell can become the world’s most innovative and competitive energy company.

We announced that 7,000 staff would leave Shell as a result of this restructuring. This process was completed in 2010. As at December 31, 2010, Shell employed approximately 93,000 people.

Our focus has now shifted to individual and organisational performance. We identified five behavioural imperatives that can be applied in daily work: external focus; commercial mindset; delivery; speed; and simplicity. Our Human Resources systems and delivery programmes will encourage these characteristics as we carry out our work.

Despite staff reductions in 2010, we maintained external recruitment in order to deliver our strategy and plans in the future. The majority of our graduates and experienced hires continues to come from technical disciplines. We also continue to transfer work to our growing business service centres around the world.

Employee communication and involvement
Two-way dialogue with our staff – directly and, where appropriate, via staff councils or recognised trade unions – is important to us. It is part and parcel of our work practices. On a quarterly basis, staff are able to learn of Shell’s operational and financial results from a variety of sources, including letters to staff from the Chief Executive Officer, webcasts, publications and face-to-face gatherings.

The Shell People Survey is one of the principal tools used to measure employee engagement: the degree of affiliation and commitment to Shell. It provides valuable insights into employees’ views and it has had a consistently high response rate. The average index score in 2010 was 71% favourable, which is a decrease of 7 percentage points from the 2009 index score. The 2008 index score was 74% favourable.

We encourage safe and confidential reporting of views about our processes and practices. Our global telephone helpline and website enable employees to report breaches of our Code of Conduct and the Shell General Business Principles, confidentially and anonymously (see page 77).

Diversity and inclusion
We have a long-standing commitment to create a culture that embraces diversity and fosters inclusion (D&I). By embedding these principles in our operations, we better understand the needs of our varied customers, partners and stakeholders throughout the world. Our intent is to provide equal opportunity in recruitment, career development, promotion, training and reward for all employees, including those with disabilities.

Appropriate checks were embedded into the 2009 reorganisation to ensure we maintained focus on our global D&I targets related to the representation of women and local nationals in senior leadership positions. By the end of 2010, the proportion of women in senior leadership positions had risen to 15.3%, compared with 14.0% in 2009 and 13.6% in 2008. In 36% of the countries where Shell companies are based, local nationals filled more than half the senior leadership positions, compared with 37% in 2009 and 32% in 2008.

Our third global D&I target focuses on employees’ perception of inclusion in our working culture. It is monitored by means of an indicator that is an average of the responses to five questions in the Shell People Survey. In 2010, the D&I indicator was 66% favourable, which is a decrease of 3 percentage points from 2009. The comparable 2008 result was 67% favourable.

Employee share plans
There are a number of share-based compensation plans for Shell employees. The principal ones currently operating are briefly discussed below; please also refer to Note 24 to the “Consolidated Financial Statements”. For information on the share-based compensation plans for Executive Directors, see the “Directors’ Remuneration Report” on pages 61–76.

PERFORMANCE SHARE PLAN
The Performance Share Plan (PSP) is part of a long-term incentive plan introduced in 2005. Conditional awards of Royal Dutch Shell shares are made under the terms of the PSP to some 15,000 employees every year.

The extent to which the awards vest is determined by two performance conditions. The vesting of half of the award is linked to Shell’s declared Business Performance Factor (BPF) averaged over three performance years. For the PSP awards made in 2008 and 2009, the vesting of the other half of the award is linked to the relative total shareholder return (TSR) over the measurement period compared with four of Shell’s main competitors. For awards made in 2010, the vesting of the other half of the award is linked to a combination of four relative performance measures, compared with four of Shell’s main competitors: TSR; earnings per share; cash from operations; and hydrocarbon production.

Any shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date. None of the awards result in beneficial ownership until the shares are released.

RESTRICTED SHARE PLAN
Under the Restricted Share Plan, awards are made on a highly selective basis to senior staff. Shares are awarded subject to a three-year retention period. Any shares that vest will be increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date.

GLOBAL EMPLOYEE SHARE PURCHASE PLAN
Some 25,000 employees in 50 countries participate in the Global Employee Share Purchase Plan (GESPP). This plan enables eligible employees to make contributions toward the purchase of the Company’s shares at a 15% discount on the market price, either at the start or the end of an annual cycle, depending on which date offers the lower market price.

Shell Annual Report and Form 20-F 2010	49
Business Review > Our people

UK SHARESAVE SCHEME
Eligible employees of participating companies in the UK may participate in the UK Sharesave Scheme. Options are granted over Royal Dutch Shell Class B shares at market value on a date normally not more than 30 days before the grant date of the option. These options are normally exercisable after completion of a three-year or five-year contractual savings period.

Employee data

EMPLOYEES BY GEOGRAPHICAL AREA
(AVERAGE NUMBERS)		THOUSAND
	2010	2009	2008

The Netherlands	8	9	9
UK	7	8	8
Other	13	14	15

Europe	28	31	32

Asia, Oceania, Africa	34	34	34
USA	20	22	23
Other Americas	15	14	13

Total	97	101	102

50	Shell Annual Report and Form 20-F 2010
Business Review > Environment and society

ENVIRONMENT AND SOCIETY

Our success in business depends on our ability to meet a range of environmental and social challenges. We must show we can operate safely and manage the effect our activities can have on neighbouring communities and society as a whole. If we fail to do this, we may lose opportunities to do business, our reputation as a company may be harmed, and our “licence to operate” may be impacted.

The Shell General Business Principles include a commitment to sustainable development that involves balancing short- and long-term interests, and integrating economic, environmental and social aspects into our business decisions. We have rigorous standards and a firm governance structure in place to help manage potential impacts. We also work with communities, partners and non-governmental organisations (NGOs) among others to tackle potential impacts and share benefits of our operations and projects.

Detailed data and information on our 2010 environmental and social performance will be published in April 2011 in the Shell Sustainability Report.

Safety
The Deepwater Horizon incident in 2010, with its tragic loss of life and environmental pollution, impacted our entire industry. We are reviewing recommendations from investigations into the incident, and comparing them to our existing standards and operating practices. Emerging regulations may have implications for us, including further project delays. See also “Business Review – Upstream”, page 26.

Sustaining our licence to operate depends on maintaining the safety and reliability of our operations. They include exploration and production projects, refineries and chemicals plants. We manage safety risk across our businesses through rigorous controls and compliance systems combined with a safety-focused culture. Our global standards and operating procedures define the controls and physical barriers we require to prevent incidents. For example, our offshore wells are designed with at least two independent barriers to minimise the risk of uncontrolled release of hydrocarbons. We regularly inspect, test and maintain these barriers to ensure they are meeting our standards.

We continue to build our safety culture among our employees and contractors. We expect everyone working for us to intervene and stop work that may appear to be unsafe. We hold an annual global safety day to give workers time to reflect on how to prevent accidents. We expect everyone working for us to comply with our 12 mandatory Life-Saving Rules. If employees break these rules, they will face disciplinary action up to and including termination of employment. If contractors break them, they can be removed from the worksite.

Climate change
Growth in energy demand means that all forms of energy will be needed over the longer term. With hydrocarbons forecast to provide the bulk of the energy needed over the coming decades, policy makers are focusing on regulations which balance energy demand with environmental concerns. The management of carbon dioxide (CO2) emissions – the most significant greenhouse gas (GHG) – will become increasingly important as concerns over climate change lead to tighter environmental regulations.

We already assess potential costs associated with CO2 emissions when evaluating projects. But in the years to come regulations may impose a price on CO2 emissions that all companies will have to incorporate in their investment plans and that may result in higher energy and product costs. Governments may also require companies to apply technical measures to reduce their CO2 emissions, which will add to project costs. Current proposed legislation in the USA, Europe and other regions is expected to increase the cost of doing business through such regulatory mechanisms. Shell, together with other energy companies, has been subject to litigation regarding climate change. We believe these lawsuits are without merit and are not material to Shell.

As energy demand increases and easily accessible oil and gas resources decline, Shell is developing resources that take more energy and advanced technology to produce. This growth includes expanding our conventional oil and gas business, our oil sands operations in Canada, our gas-to-liquids (GTL) business in Qatar and our global liquefied natural gas (LNG) business. As our business grows, there will be an associated increase in our Upstream CO2 emissions.

We are seeking cost-effective ways to manage CO2 and see potential business opportunities in developing such solutions. Our main contributions to reducing CO2 emissions are in four areas: supplying more natural gas; supplying more biofuels; progressing carbon capture and storage; and implementing energy efficiency measures in our operations.

Around one-third of the world’s CO2 emissions comes from power generation. For most countries, using more gas in power generation can make the largest contribution, at the lowest cost, to meeting their emission reduction objectives this decade. In combination with renewables and carbon capture and storage, natural gas is also essential for a significantly lower CO2 pathway beyond 2020. With Shell’s leading position in LNG and new technologies in recovering natural gas from tight rock formations, we can supply natural gas to replace coal in power generation.

We see biofuels as the most practical and commercially viable way to reduce CO2 emissions from transport fuels over the coming years. When finalised, our proposed Raízen joint venture with Cosan in Brazil will produce 2 billion litres annually of ethanol from sugar cane – the best performing of today’s biofuels in terms of CO2 emissions. We are also investing in research to develop and commercialise advanced biofuels.

The International Energy Agency has said carbon capture and storage could contribute as much as 19% of the CO2 mitigation effort required by 2050. To advance these technologies Shell is involved in projects, including the Mongstad test centre in Norway, the Gorgon project in Australia and the Quest project in Canada. Government support is essential and initiatives such as the European Union’s New Entrants Reserve funding for carbon capture and storage and renewables provides around €4.5 billion at the current CO2 price. The United Nations’ acceptance of carbon capture and storage as an offsetting activity under the Clean Development Mechanism is a positive step in progressing this technology.

We continue to focus on implementing energy efficiency measures in our operations. In 2010, we met the voluntary target that we set in 1998 for the direct GHG emissions from the facilities we operate to be at least 5% lower than our comparable 1990 level. The flaring, or burning off, of gas in our Upstream business contributed to our overall GHG emissions in 2010. The majority of this flaring takes place at facilities where there is no infrastructure to capture gas produced with oil. Most of the continuous flaring takes place in Nigeria, where the security situation and a lack of funding from the government partner had previously slowed progress on projects to capture associated gas. In 2010, SPDC began working on projects worth $2 billion that will

Shell Annual Report and Form 20-F 2010	51
Business Review > Environment and society

help further reduce gas flaring. Progress will depend on continued partner support, the local security conditions and the development of an effective market for gas in Nigeria.

We also expect gas flaring from our operations in Iraq to rise in the coming years as production there increases while we evaluate with our partners the most effective way to capture the associated gas.

In addition to the four areas referred to above, we have also started to meet customer demands to help them conserve energy and reduce their CO2 emissions. Shell’s FuelSave, for example, is one of the most advanced fuel-economy gasolines in the world. Any petrol car can use it, and drivers can on average save up to one litre of fuel per 50-litre fill-up. For fleet customers, we have a system called FuelSave Partner that electronically tracks fuel use and recommends speeds and routes to optimise fuel economy. It is helping some of our commercial customers save up to 10% of their fleet’s fuel consumption.

Spills
Large spills of crude oil and oil products can incur major clean-up costs. They can also affect our licence to operate and harm our reputation. Oil spills resulting from sabotage and theft of crude oil in Nigeria remain significant, but there are still instances where spills occur in our operations from operational failures, accidents or corrosion. Shell has clear requirements and procedures to prevent spills, and multi-billion dollar programmes are underway to maintain or improve our facilities and pipelines. These efforts have helped reduce the number of operational spills in recent years.

In the event that a spill occurs, we have in place a number of recovery measures to minimise the impact. Our major installations have plans to respond to a spill. We are able to call upon significant resources such as containment booms, collection vessels and aircraft. We conduct regular response exercises to ensure these plans remain effective.

Shell is part of an industry consortium to build and maintain new subsea containment equipment that can be used in the Gulf of Mexico. We are also involved in work with members of the International Association of Oil and Gas Producers on a global spill containment system.

In 2010, the number of operational spills over 100 kilograms reduced to 193, down from 275 in 2009. The number for 2009 was updated from 264 to reflect completion of investigations into operational spills. As noted above, detailed data and information on our 2010 environmental and social performance will be published in April 2011 in the Shell Sustainability Report.

Oil sands tailings and land reclamation
Tailings are a mixture of sand, clay, water and heavy metals left over after bitumen – an extra-heavy oil – has been removed from the mined ore. To begin with, tailings are kept in a “pond”: an above-ground enclosure made from a closed embankment of compacted low-grade ore. Once the mining has created a large enough pit, dykes are constructed in it and the tailings are then held within the dykes. The tailings ponds at the Athabasca Oil Sands project’s Muskeg River and Jackpine Mines cover an area of 24 square kilometres. Tailings contain naturally occurring chemicals that are toxic, so we continually monitor them, assess their potential environmental impact, and take measures to protect wildlife and to prevent contamination of surface water and groundwater.

The land used in our oil sands mining must be reclaimed – for example, through revegetation or reforestation – to a state that matches its pre-mined condition, as required by the Alberta government. When dried, tailings are used in the reclamation process. In 2010, we started up a commercial-scale field demonstration to speed up the drying of tailings. We also announced plans to share our tailings research and technology with other oil sands operators and to collaborate on future research.

Water
Global demand for water is growing while access to water is becoming more difficult in some parts of the world. It is estimated that, by 2025, two-thirds of the world’s population will live in areas where the demand for water exceeds the available amount or where the water’s poor quality restricts its use.

As world energy demand rises, the energy industry is becoming one of the larger industrial consumers of fresh water globally. Shell’s water footprint may expand in the future with the development of unconventional resources, such as tight gas and oil sands, and our biofuels business. A combination of growing stakeholder expectations, water-related legislation and demand for water resources may drive action that affects our ability to secure access to fresh water and to discharge water from our operations.

We develop and use advanced technologies to reduce our need for fresh water. For example, our petrochemical complex in Singapore uses our proprietary OMEGA technology to make mono-ethylene glycol – a raw material for the manufacture of polyester and antifreeze. The OMEGA process uses 20% less steam than conventional processes.

At our oil sands project in Canada we use far less than our water allocation from the Athabasca River, and we minimise the amount withdrawn during the winter months, when the flow rate is low. We also recycle water from collection ponds for tailings. Our tailings demonstration project will speed up water removal from tailings for reuse in the bitumen-extraction process.

Once operational, our Pearl GTL plant in Qatar will take no fresh water from its arid surroundings. Instead, it will recycle water produced by the GTL manufacturing processes.

We continue to work with local water authorities to use recycled household waste water. At both the Schoonebeek oil field in the Netherlands and the SAPREF refinery (Shell interest 37.5%) in South Africa we have agreements with local water authorities that allow us to reuse household waste water for industrial purposes. We are also building a water treatment plant with the regional water authority in Victoria, Australia, and another one with the city of Dawson Creek in British Columbia, Canada.

Environmental costs
Shell operates in environments where the most advanced technologies are needed. We place a premium on developing effective technologies that are also safe for the environment. However, when operating at the cutting edge of technology, there is always the possibility that a new technology brings with it environmental impacts that could not have been assessed or even foreseen beforehand. While we take all necessary precautions to limit these risks, we are subject to additional remedial environmental and litigation costs as a result of our operations’ unknown and unforeseeable impacts on the environment. While these costs have not been material to Shell no assurance can be made that this will continue to be the case, as we continue to develop the advanced technologies necessary to help meet energy demand.

We are also subject to a variety of environmental laws, regulations and reporting requirements in the countries where we operate. Infringing any of these laws and requirements can harm our ability to do business. The costs of environmental clean-up can be high.

52	Shell Annual Report and Form 20-F 2010
Business Review > Environment and society

Our operating expenses include the costs of avoiding discharges into the air and water and the safe disposal and handling of waste.

Shell can also be affected by third-party litigation against governments. For example, Shell’s 2007 drilling plan in the Beaufort and Chukchi seas off Alaska was delayed when non-governmental organisations took legal action against the US Department of Interior (DOI), challenging its approval of Shell’s plan for exploration. As a result of this action, we revised our 2010 drilling plans for that area. A similar legal challenge was made in early 2010 to the DOI’s approval of these drilling plans. However, the US 9th Circuit Court of Appeals reaffirmed the regulatory analysis carried out on our Beaufort and Chukchi permits and rejected claims that not enough work had been done to evaluate the risks and the challenges related to our plans. Unfortunately, Shell was prevented from pursuing offshore drilling in 2010, due to, among other things, the Federal government’s suspension of Shell’s drilling plans imposed after the Deepwater Horizon incident in the Gulf of Mexico. An adverse Environmental Appeals Board ruling on Environmental Protection Agency air permits at the end of 2010 increased regulatory uncertainty for 2011 drilling, therefore, in 2011, Shell will focus on obtaining permits required for drilling in 2012.

Biofuels
The international market for biofuels is growing, driven largely by the introduction of new energy policies in Europe and the USA that call for more renewable, lower-carbon fuels for transport. Today, biofuels make up around 3% of the global road transport fuel mix. This could rise to 9% by 2030. Sustainable biofuels are expected to play an increasingly important role in helping to meet customers’ fuel needs and reduce CO2 emissions.

Sustainability challenges exist with today’s biofuels. These include: CO2 emissions that vary according to the raw materials, production and distribution processes used; competition with food crops for available land; and labour rights.

In 2010, we sold 9.6 billion litres of biofuels in petrol or diesel blends, making us one of the world’s largest biofuel distributors. In new and renewed contracts with suppliers, we introduce sustainability clauses covering workers’ rights and the protection of biodiversity. By the end of 2010, 83% of our suppliers by volume had signed up to these clauses.

We are developing our capabilities to produce sustainable biofuels components. Our proposed $12 billion Raízen joint venture with Cosan in Brazil will produce 2 billion litres annually of ethanol from sugar cane – the most sustainable and cost-competitive of today’s biofuels. Sugar-based ethanol can reduce net CO2 emissions by up to 70% compared with petrol.

We carried out rigorous assessments of Cosan’s operations before signing our joint-venture agreement. The agreement includes developing joint sustainability principles, standards and operating procedures that also apply to third-party suppliers. We also continue to work with industry, governments and voluntary organisations toward the development of global sustainability standards for biofuels.

We continue to invest in developing more advanced biofuels for the future. These new technologies will take time to reach commercial scale. Government support will be required to accelerate their speed of development.

Neighbouring communities
Gaining the trust of local communities is essential to the success of our projects and operations. In 2010, we introduced global requirements for “social performance” – how we perform in our relationship with communities. The requirements set clear rules and expectations for how we engage and respect communities that may be impacted by our operations. All major installations and new projects appoint a person who is responsible for assessing social impacts and working with management to find ways to mitigate them. We also have specific requirements for minimising our impact on indigenous peoples’ traditional lifestyles, and on handling involuntary resettlement and grievance issues.

Our approach has evolved as we have learned from experience. For example, the Sakhalin 2 LNG project in Russia was estimated to impact, directly or indirectly, nearly a quarter of a million people, among them some 3,800 indigenous residents. Sakhalin Energy adopted a community grievance mechanism to allow people to file a complaint or a concern. We now plan to implement community-grievance mechanisms at other locations based on the Sakhalin experience.

Shell Annual Report and Form 20-F 2010	53
The Board of Royal Dutch Shell plc

THE BOARD OF ROYAL DUTCH SHELL PLC

Jorma Ollila
CHAIRMAN

Born August 15, 1950. A Finnish national, appointed Chairman of the Company with effect from June 2006. He started his career at Citibank in London and Helsinki, before moving in 1985 to Nokia, where he became Vice President of International Operations.

In 1986, he was appointed Senior Vice President Finance and between 1990 and 1992 he served as President of Nokia Mobile Phones. Between 1992 and 1999 he was President and Chief Executive Officer of Nokia, and from 1999 to June 2006 he was Chairman and Chief Executive Officer. He is currently Chairman of the Board of Nokia.

Chairman of the Nomination and Succession Committee

Lord Kerr of Kinlochard GCMG
DEPUTY CHAIRMAN AND SENIOR INDEPENDENT
NON-EXECUTIVE DIRECTOR

Born February 22, 1942. A British national, appointed a Non-executive Director of the Company in October 2004. He was a Non-executive Director of Shell Transport from 2002 to 2005. A member of the UK Diplomatic Service from 1966 to 2002, he was UK Permanent Representative to the EU, British Ambassador to the USA and Foreign Office Permanent Under Secretary of State. In 2004, he became an independent Member of the House of Lords. He is a Non-executive Director of Rio Tinto plc, Scottish American Investment Company plc and Scottish Power, a BAE Systems Advisory Board member and Chairman of Imperial College and the Centre for European Reform.

Member of the Audit Committee, the Corporate and Social Responsibility Committee, and the Nomination and Succession Committee

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

He returned to Shell in October 2004, when he became a Managing Director of Shell Transport and Chief Financial Officer of the Royal Dutch/Shell Group. He was a member of the Supervisory Board of Aegon N.V. from 2004 until 2006, a member of the Supervisory Board of UBS AG from 2005 until April 2010 and a member of the Swiss Federal Auditor Oversight Authority from 2006 until December 2010.

He is currently a Director of Catalyst, a non-profit organisation which works to build inclusive environments and expand opportunities for women and business, and was appointed to the Board of Directors of Roche Holdings Limited at its 2011 AGM.

Peter is also active in a number of international and bilateral organisations, including the European Round Table of Industrialists and The Business Council.

Simon Henry
CHIEF FINANCIAL OFFICER

Born July 13, 1961. A British national, appointed Chief Financial Officer of the Company with effect from May 2009. He joined Shell in 1982 as an engineer at the Stanlow refinery in the UK. After qualifying as a member of the Chartered Institute of Management Accountants in 1989, he held various finance posts, including Finance Manager of Marketing in Egypt, Controller for the Upstream business in Egypt, Oil Products Finance Adviser for Asia-Pacific, Finance Director for the Mekong Cluster and General Manager Finance for the South East Asian Retail business.

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

He joined Shell in 1974 and has held various positions around the world including in Brunei, the Netherlands and Oman. He was also Country Chair for Shell in the UK. He is a member of the Nigerian Presidential Honorary International Investor Council, Chairman of the Shell Foundation and a Trustee of the Emirates Foundation and the International Business Leaders Forum. In October 2010, he was appointed a Non-executive Director of Network Rail.

54	Shell Annual Report and Form 20-F 2010
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

He started his professional career in 1977 at Schweizerische Kreditanstalt (SKA), where he held a variety of positions in corporate banking, foreign exchange/money markets, treasury and investment banking. In 1990, he was appointed to SKA’s Executive Board, on which he served as President between 1993 and 1996. He is currently also a member of the Supervisory Board of Siemens AG and a member of the Board of Directors of Zurich Financial Services Limited.

Member of the Remuneration Committee

Guy Elliott
NON-EXECUTIVE DIRECTOR

Born December 26, 1955. A British national, appointed a Non-executive Director of the Company with effect from September 2010. He is Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited, positions he has held since 2002.

Following a period in investment banking, he joined the Rio Tinto Group in 1980 after gaining an MBA at INSEAD. He has held a variety of marketing, strategy and general management positions, including Head of Business Evaluation and President of Rio Tinto Brasil. He was Non-executive Director and Senior Independent Director of Cadbury plc from 2007 and 2008 respectively until March 2010, and served as Chairman of the Audit Committee until April 2009.

Member of the Audit Committee

Charles O. Holliday
NON-EXECUTIVE DIRECTOR

Born March 9, 1948. A US national, appointed a Non-executive Director of the Company with effect from September 2010. He served as Chief Executive Officer of DuPont from 1998 to January 2009 and Chairman from 1999 to December 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments including President of DuPont Asia/Pacific, living in Tokyo for six years, before becoming Chairman and Chief Executive Officer.

He previously served as Chairman of the World Business Council for Sustainable Development, Chairman of The Business Council, Chairman of Catalyst and Chairman of the Society of Chemical Industry – American Section and is a founding member of the International Business Council. He is a Director of Bank of America Corporation and Deere & Company.

Member of the Corporate and Social Responsibility Committee and the Remuneration Committee

Gerard Kleisterlee
NON-EXECUTIVE DIRECTOR

Born September 28, 1946. A Dutch national, appointed a Non-executive Director of the Company with effect from November 2010. He is President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips Electronics N.V. since April 2001. After holding several positions within Philips since he joined it in 1974, he was appointed as Chief Executive Officer of Philips’ Components division in 1999 and Executive Vice-President of Philips in 2000.

He is a member of the European Round Table of Industrialists, Chairman of both IMD’s Foundation Board and Executive Committee, member of the Supervisory Board of De Nederlandsche Bank N.V., Daimler AG and a Director of Dell Inc. He is also the Chairman of the Foundation of the Cancer Centre Amsterdam. [A]

[A]	It was announced in February 2011 that Gerard Kleisterlee will be appointed as a Non-executive Director of Vodafone Group plc on April 1, 2011. He will succeed the Chairman of Vodafone following the retirement of the present incumbent at its 2011 AGM. Gerard Kleisterlee will retire from his current position at Koninklijke Philips Electronics N.V. on March 31, 2011.

Member of the Audit Committee

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

Formerly she was Chief Executive of Société Générale de Belgique, Executive Vice-President and member of the Executive Committee of Suez S.A., Chairman and Chief Executive Officer of Crédisuez S.A. and a Non-executive Director of Pilkington plc and Alcan Inc. She is a Non-executive Director of 3i Group plc, British American Tobacco plc and EXOR S.p.A.

Chairman of the Audit Committee

Shell Annual Report and Form 20-F 2010	55
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

He joined Shell in 1971 in refinery process design and held a number of senior management positions around the world. He is Vice-Chairman and Senior Independent Director of Unilever (which includes Unilever N.V. and Unilever plc), Vice-Chairman of ING Group, a member of the Supervisory Board of Koninklijke Philips Electronics N.V. and has various roles in several foundations and charities. [A]

[A]	It was announced in February 2011 that Jeroen van der Veer will be appointed as Chairman of the Supervisory Board of Koninklijke Philips Electronics N.V. with effect from the close of business of its 2011 AGM and in March 2011 it was announced that he would be retiring as a Director of Unilever N.V. and Unilever plc with effect from the close of business of the Unilever N.V. 2011 AGM.

Member of the Corporate and Social Responsibility Committee

Hans Wijers
NON-EXECUTIVE DIRECTOR

Born January 11, 1951. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2009. He is Chief Executive Officer and Chairman of the Board of Management of Akzo Nobel N.V. He joined Akzo Nobel N.V. in 2002 as a Board member, and was appointed Chairman in 2003. He obtained a PhD in economics in 1982 while teaching at the Erasmus University Rotterdam.

Later he became Managing Partner of The Boston Consulting Group. He served as Dutch Minister for Economic Affairs from 1994 to 1998, after which he returned to The Boston Consulting Group as Senior Partner until his appointment as a Board member of Akzo Nobel N.V. He is a trustee of various charities and a member of the European Round Table of Industrialists.

Chairman of the Remuneration Committee

Michiel Brandjes
COMPANY SECRETARY

Born December 14, 1954. A Dutch national, appointed as Company Secretary and General Counsel Corporate of the Company in February 2005. Previously he was Company Secretary of Royal Dutch. He joined Shell in 1980 as a Legal Adviser.

Appointment of new Director
On March 9, 2011, the Nomination and Succession Committee recommended the appointment of Linda G. Stuntz as a Director of the Company. The Board adopted this recommendation and a resolution will be submitted to the 2011 AGM proposing the appointment of Linda G. Stuntz as a Director of the Company with effect from June 1, 2011. Linda G. Stuntz’s biographical details will be given in the 2011 Notice of the AGM.

Changes to Board committee membership
On March 9, 2011, the Board approved a number of changes to the membership of the Board committees. The new appointments are with effect from May 18, 2011, subject to the reappointment of each of the respective Directors at the 2011 AGM, except in the case of Linda G. Stuntz, whose membership of the Audit Committee is with effect from June 1, 2011, subject to her appointment as a Director of the Company at the 2011 AGM.

BOARD COMMITTEE MEMBERSHIP WITH EFFECT FROM
MAY 18, 2011 [A]

Committee	Membership

Audit Committee	Guy Elliott (Chairman) Gerard Kleisterlee Christine Morin-Postel Linda G. Stuntz

Corporate and Social Responsibility Committee	Charles O. Holliday (Chairman) Lord Kerr of Kinlochard Jeroen van der Veer

Nomination and Succession Committee	Jorma Ollila (Chairman) Lord Kerr of Kinlochard Hans Wijers

Remuneration Committee	Hans Wijers (Chairman) Josef Ackermann Charles O. Holliday

[A]	Except in the case of Linda G. Stuntz, whose membership of the Audit Committee is with effect from June 1, 2011, subject to her appointment as a Director of the Company at the 2011 AGM.

56	Shell Annual Report and Form 20-F 2010
Senior Management

SENIOR MANAGEMENT

In addition to the Executive Directors listed on page 53, the Company has the following Senior Management, each of whom is a member of the Executive Committee (see page 79):

Matthias Bichsel
Born July 24, 1954. A Swiss national, appointed Projects & Technology Director with effect from July 1, 2009. Previously, he was Executive Vice President, Development and Technology, being responsible for delivering reserves and production from new upstream projects, as well as providing technology applications and research via Shell’s upstream technology organisation.

Hugh Mitchell
Born February 13, 1957. A British national, appointed Chief Human Resources & Corporate Officer with effect from July 1, 2009. In 1997, he became HR Vice President for the Global Oil Products business and in 2003 was appointed Director International, one of the Group’s Corporate Centre Directors. In 2005, he was appointed Human Resources Director of Royal Dutch Shell.

Marvin Odum
Born December 13, 1958. A US national, appointed Upstream Americas Director with effect from July 1, 2009. Previously he was Executive Vice President for the Americas for Shell Exploration & Production. He was appointed President of Shell Oil Company in 2008, having served as Executive Vice President since 2005 with responsibility for Shell’s exploration and production businesses in the western hemisphere.

Peter Rees QC
Born April 21, 1957. A British national, appointed Legal Director with effect from January 1, 2011. He started his legal career in 1979 at the international law firm Norton Rose. He became a partner in 1987 and Head of Dispute Resolution and a member of the Executive Committee in 1997. In 2006, he joined Debevoise & Plimpton as a partner in its London office. In 2009, Peter was appointed Queen’s Counsel.

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

Shell Annual Report and Form 20-F 2010	57
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

Business Review
The information that fulfils the requirements of the Business Review can be found in the “Chairman’s message” on page 5, the “Chief Executive Officer’s review” on pages 6–7 and also in the “Business Review” on pages 8–52, all of which are incorporated in this Report of the Directors by way of reference. This Report of the Directors also serves as the Management Report for the purpose of Disclosure and Transparency Rule 4.1.8R. Throughout this Report of the Directors, the Board aims to present a balanced and understandable assessment of the Company’s position and prospects in its reporting to shareholders and other interested parties.

Research and development
Shell carries out its research and development programmes in a worldwide network of technology centres complemented by external partnerships. The main technology centres are in the Netherlands and the USA, with other centres in Canada, Germany, India, Norway, Oman, Qatar and the UK. Further details of Shell’s research and development, including expenditure, can be found on page 18 of the “Business Review” as well as in the “Consolidated Statement of Income”.

Recent developments and post-balance sheet events
Recent developments and post-balance sheet events are given in Note 30 to the “Consolidated Financial Statements”.

Financial statements and dividends
The “Consolidated Statement of Income” and “Consolidated Balance Sheet” are available on pages 98 and 99.

The table below sets out the dividends on each class of share and each class of American Depositary Share (ADS [A]). Dividends are declared in US dollars and the Company announces the euro and sterling equivalent amounts at a later date using a market exchange rate.

[A]	ADS stands for an American Depositary Share. ADR stands for an American Depositary Receipt. An ADR is a certificate that evidences ADSs. ADSs are listed on the New York Stock Exchange under the symbols RDS.A and RDS.B. Each ADS represents two shares – two Class A shares in the case of RDS.A or two Class B shares in the case of RDS.B. In many cases the terms ADR and ADS are used interchangeably.

Dividends declared on Class A shares are paid by default in euros, although holders of Class A shares are able to elect to receive dividends in sterling. Dividends declared on Class B shares are paid by default in sterling, although holders of Class B shares are able to elect to receive dividends in euros. Dividends declared on ADSs are paid in US dollars.

In September 2010, the Company introduced a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends if declared by the Board. Only new Class A shares are issued under the programme, including to shareholders who hold Class B shares. Full details of the programme can be found at www.shell.com/dividend.

The Directors have proposed a fourth quarter interim dividend as set out in the table below, payable on March 25, 2011, to shareholders on the Register of Members at close of business on February 11, 2011. The closing date for scrip election and dividend currency election was February 25, 2011 [B]. The sterling and euro equivalents announcement date was March 4, 2011.

[B]	Different scrip and dividend currency election dates may apply to shareholders holding shares in a securities account with a bank or other financial institution ultimately holding through Euroclear Nederland. Such shareholders can obtain the applicable deadlines from their broker, financial intermediary, bank or other financial institution where they hold their securities account. A different scrip election date may also apply to registered and non-registered ADS holders. Registered ADS holders can contact The Bank of New York Mellon for the applicable deadline. Non-registered ADS holders can contact their broker, financial intermediary, bank or other financial institution for the applicable election deadline.

DIVIDENDS		2010
	Class A shares			Class B shares [A]			Class A ADSs	Class B ADSs

	$	€	pence	$	pence	€	$	$

Q1	0.42	0.3154	27.37	0.42	27.37	0.3154	0.84	0.84
Q2	0.42	0.3227	26.89	0.42	26.89	0.3227	0.84	0.84
Q3	0.42	0.3138	26.72	0.42	26.72	0.3138	0.84	0.84
Q4	0.42	0.3002	25.82	0.42	25.82	0.3002	0.84	0.84

Total declared in respect of the year	1.68	1.2521	106.80	1.68	106.80	1.2521	3.36	3.36

Amount paid during the year		1.2537	107.34		107.34	1.2537	3.36	3.36

[A]	It is expected that holders of Class B shares will receive dividends through the dividend access mechanism applicable to such shares. The dividend access mechanism is described more fully on pages 84–85.

58	Shell Annual Report and Form 20-F 2010
Report of the Directors

Creditor payment policy and practice
Statutory regulations issued under the UK Companies Act 2006 (the Act) require a public company to make a statement of its policy and practice on the payment of trade creditors. As a holding company whose principal business is to hold shares in Shell companies, the Company has no trade creditors. Given the international nature of Shell’s operations there is no specific company-wide creditor payment policy. Relationships with suppliers are governed by Shell’s commitment to long-term relations, based on trust and mutually beneficial arrangements. Shell U.K. Limited, Shell’s most significant UK operating company, had approximately 28 days’ purchases outstanding at December 31, 2010, (2009: 33 days) based on the average daily amount invoiced by suppliers during the year. Shell U.K. Limited has adopted the Prompt Payment Code, a copy of which is available from the Company Secretary.

Directors’ responsibilities in respect of the preparation of the financial statements
The Directors are responsible for preparing the Annual Report, the Directors’ Remuneration Report and the financial statements in accordance with applicable law and regulations. UK company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Consolidated and Parent Company Financial Statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The financial statements also comply with IFRS as issued by the International Accounting Standards Board (IASB). Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of Shell and the parent company and of the profit or loss of Shell and the parent company for that period.

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

The Directors confirm that they have complied with the above requirements when preparing the financial statements and that the Business Review gives a fair review of the development and performance of the business, the position of the Company and Shell and the principal risks and uncertainties. In addition, as far as each of the Directors are aware, there is no relevant audit information of which the auditors are unaware. Each Director has taken all the steps he or she ought to have taken in order to become aware of any relevant audit information and to establish that the auditors are aware of such information.

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

Board of Directors
The Directors during the year were Josef Ackermann, Malcolm Brinded, Guy Elliott (appointed with effect from September 1, 2010), Simon Henry, Charles O. Holliday (appointed with effect from September 1, 2010), Sir Peter Job (stood down with effect from May 18, 2010), Lord Kerr of Kinlochard, Gerard Kleisterlee (appointed with effect from November 1, 2010), Wim Kok, Nick Land (stood down with effect from October 31, 2010), Christine Morin-Postel, Jorma Ollila, Lawrence Ricciardi (stood down with effect from May 18, 2010), Jeroen van der Veer, Peter Voser and Hans Wijers.

Appointment and reappointment of Directors
In line with the 2010 UK Corporate Governance Code, all Directors will retire at each Annual General Meeting (AGM) and, subject to the Articles of Association and their wish to continue as a Director of the Company, seek reappointment by shareholders. This practice was introduced at the 2010 AGM. At the 2011 AGM, Wim Kok will not be seeking reappointment. He will be standing down after having served eight years as a Non-executive Director. Shareholders will also be asked to vote on the appointment of Linda G. Stuntz as a Director of the Company with effect from June 1, 2011.

The biographies of all Directors are given on pages 53–55 and, for those seeking appointment or reappointment, also in the Notice of the AGM. Details of the Executive Directors’ contracts can be found on page 69 and copies are available for inspection from the Company Secretary. Furthermore, a copy of the form of these contracts has been filed with the US Securities and Exchange Commission as an exhibit.

The terms and conditions of appointment of Non-executive Directors are set out in their letters of appointment with the Company which, in accordance with the 2010 UK Corporate Governance Code, are available for inspection from the Company Secretary. No Director is, or was, materially interested in any contract subsisting during or at the end of the year that was significant in relation to the Company’s business. See also “Related party transactions” on page 59.

Financial risk management, objectives and policies
Descriptions of the use of financial instruments and Shell financial risk management objectives and policies are set out in the “Business Review” and on pages 82–83, and also in Note 23 to the “Consolidated Financial Statements”.

Qualifying third-party indemnities
The Company has entered into a deed of indemnity with each Director under identical terms. The deeds indemnify the Directors to the widest extent permitted by the applicable laws of England against all liability incurred as a Director or employee of the Company or of certain other entities.

Shell Annual Report and Form 20-F 2010	59
Report of the Directors

Directors’ interests
The interests (in shares or calculated equivalents) of the Directors in office at the end of the financial year, including any interests of a “connected person” (as defined in the Disclosure and Transparency Rules), are set out below:

DIRECTORS’ INTERESTS
	January 1, 2010 [A]			December 31, 2010 [B]

	Class A	Class B		Class A	Class B

Josef Ackermann	10,000	–		10,000	–
Malcolm Brinded	20,028	140,855		20,240	141,941
Guy Elliott	–	3,177	[C]	–	3,177
Simon Henry	4,175	38,673		4,175	49,836
Charles O. Holliday	–	–	[C]	–	20,000	[D]
Lord Kerr of Kinlochard	–	15,000		–	17,500
Gerard Kleisterlee	–	–	[C]	–	–
Wim Kok	4,000	–		4,000	–
Christine Morin-Postel	8,485	–		8,485	–
Jorma Ollila	25,000	–		25,000	–
Jeroen van der Veer	190,195	–		190,195	–
Peter Voser	90,694	–		110,694	–
Hans Wijers	5,000	–		5,251	–

[A]	Excludes interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan, the Restricted Share Plan and the share option plans as at January 1, 2010. Interests under these plans as at January 1, 2010, are set out on pages 72–74.
[B]	Excludes interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan, the Restricted Share Plan and the share option plans as at December 31, 2010. Interests under these plans as at December 31, 2010, are set out on pages 72–74.
[C]	At the date of appointment.
[D]	Held as 10,000 ADSs (RDS.B ADS). One RDS.B ADS represents two Class B shares.

There were no changes in Directors’ share interests during the period from December 31, 2010, to March 9, 2011, except for those changes in the interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan, the Restricted Share Plan and the share option plans set out in the “Directors’ Remuneration Report” on pages 72–74.

As at March 9, 2011, the Directors and Senior Management [A] of the Company beneficially owned individually and in aggregate (including shares under option) less than 1% of the total shares of each class of the Company shares outstanding.

[A]	The Senior Management of the Company are given on page 56.

Related party transactions
Other than disclosures given in Notes 6 and 10 to the “Consolidated Financial Statements” on pages 110 and 117 respectively, there were no transactions or proposed transactions that were material to either the Company or any related party. Nor were there any transactions that were unusual in their nature or conditions with any related party.

Share repurchases
On May 18, 2010, shareholders approved an authority, expiring at the end of the next AGM, for the Company to repurchase its own shares up to a maximum of 10% of the issued share capital (excluding share purchases for employee share-based compensation plans). Whilst no share repurchases for cancellation were made during 2010, the Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. A resolution will be proposed to the forthcoming AGM to renew the authority for the Company to purchase its own share capital up to specified limits for another year. More detail of this proposal is given in the Notice of the AGM.

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

Shell, through individual Shell companies, sponsors social investment programmes in many countries throughout the world. In the UK, Shell donated $25 million in 2010 to charitable causes.

Diversity and inclusion
Detailed information can be found in the “Business Review” on page 48.

Employee communication and involvement
Detailed information can be found in the “Business Review” on page 48.

Corporate social responsibility
A summary of Shell’s approach to corporate social responsibility is contained in pages 50–52 of the “Business Review”. Further details will be available in Shell’s Sustainability Report 2010.

Essential contracts and Takeovers Directive information
Shell does not have contracts or other arrangements that individually are essential to its business, nor does it have any significant agreements that would take effect, alter or terminate upon a change of control of the Company following a takeover bid.

SHARE CAPITAL
The Company’s issued share capital as at December 31, 2010, is set out in Note 10 to the “Parent Company Financial Statements”. The percentage of the total issued share capital represented by each class of share is given below. Other disclosure requirements pursuant to The Takeovers Directive can be found below and on pages 83–87.

SHARE CAPITAL PERCENTAGE
Share Class	%

Class A	56.93
Class B	43.07
Sterling deferred	de minimis

TRANSFER OF SECURITIES
There are no significant restrictions on the transfer of securities.

SHARE OWNERSHIP TRUSTS
Shell currently operates three primary employee share ownership trusts: a Dutch Stichting and two US Rabbi Trusts. The shares in the Stichting are voted by the Stichting Board, and the shares in the Rabbi Trusts are voted by the Voting Trustee, Evercore Trust Company, N.A. Both the Stichting Board and the Voting Trustee are independent of the Company.

The Shell All Employee Share Ownership Plan (SAESOP) has a separate related share ownership trust. Shares held for the SAESOP are voted by its trustee, EES Corporate Trustees Limited, as directed by the participants.

60	Shell Annual Report and Form 20-F 2010
Report of the Directors

SIGNIFICANT DIRECT AND INDIRECT SHAREHOLDINGS
See “Investor” table below.

ARTICLES OF ASSOCIATION
Information concerning the Articles of Association is given on pages 83–87.

Substantial shareholdings
As at February 22, 2011, the Company had been notified by the following investors of their interests in 3% or more of the Company’s shares. These interests are notified to the Company pursuant to Disclosure and Transparency Rule 5.

INVESTOR
	Class A shares	Class B shares

BlackRock Inc	4.64%	6.59%
Legal & General Group plc	3.19%	4.24%

Auditors
PricewaterhouseCoopers LLP has signified its willingness to continue in office, and a resolution for its reappointment will be submitted to the AGM.

Corporate governance
The Company’s statement on corporate governance is included in the “Corporate governance” report on pages 77–87 and is incorporated in this Report of the Directors by way of reference.

Annual General Meeting
The Annual General Meeting (AGM) will take place on May 17, 2011, in the Circustheater, Circusstraat 4, The Hague, The Netherlands with a satellite link to The Barbican Centre, London, UK. An audio-visual link will permit active two-way participation by persons physically present in the UK and the Netherlands. Details of the business to be put to shareholders at the AGM can be found in the Notice of the Annual General Meeting.

Signed on behalf of the Board

Michiel Brandjes
Company Secretary
March 9, 2011

Shell Annual Report and Form 20-F 2010	61
Directors’ Remuneration Report

DIRECTORS’ REMUNERATION REPORT

INDEX TO THE DIRECTORS’
REMUNERATION REPORT

61	Letter from the Chairman of the Remuneration Committee
62	Overview
64	The Remuneration Committee (REMCO)
64	REMCO’s remuneration policy for Executive Directors
65	Strategy alignment and pay for performance
67	Competitiveness
67	Shareholding
67	Consistency
67	Compliance and risk assessment
68	REMCO’s remuneration determinations for Executive Directors in 2010
68	Base salary
68	Annual bonus
68	Other cash and non-cash earnings
69	Long-term incentives
69	Pension interests
69	Executive Directors’ contracts
69	External appointments
70	Non-executive Directors
70	Remuneration policy
70	Pension interests
71	Data tables

Dear Shareholders,

As the Chairman of the Remuneration Committee (REMCO), I am pleased to present to you the 2010 Directors’ Remuneration Report of Royal Dutch Shell plc.

We met with a number of major shareholders in 2010 to discuss how remuneration policy changes were executed and to give them the opportunity to raise any related issues or concerns. Shareholders with whom we met were generally satisfied with the outcome of the changes. The key topics that were raised during 2010 were the terms of termination of Executive Directors’ contracts, the clawback of incentives, the proration of long-term incentives on termination of a Director’s employment and metrics for assessment of sustainable development performance. We welcomed the input, considered it carefully and addressed it by implementing more changes to the Executive Directors’ remuneration for 2011.

We believe that the performance measures we introduced in 2009 for the Long-term Incentive Plan and in 2010 for the Executive Directors’ annual bonus continue to receive broad shareholder support. They are aligned with Shell’s stated business strategy and commitments, which focus on cash generation, production growth and project delivery.

Shell’s sustainability performance in 2010 improved relative to 2009 according to the assessment of Sustainable Asset Management (SAM), the company used by the Dow Jones Sustainability Indexes (DJSI). Irrespective of this improvement in Shell’s sustainability performance in 2010, we decided to exercise downward discretion in view of Shell’s exclusion from the DJSI World Index and set the DJSI/SAM-linked element of the scorecard to zero. For 2011, we have followed the advice of a number of shareholders to refer to internal measures of sustainable development. These targeted measures, monitored in accordance with industry guidelines, will be safety, which we believe underpins all sustainable development, along with operational spills, energy efficiency and fresh water use, and reflect improvement opportunities identified through DJSI/SAM benchmarking and priorities agreed in consultation with the Corporate and Social Responsibility Committee.

I hope you will find the Directors’ Remuneration Report clear, transparent and informative. As always, I remain open to your feedback and look forward to meeting you at our AGM on May 17, 2011.

Hans Wijers
Chairman of the Remuneration Committee
March 8, 2011

62	Shell Annual Report and Form 20-F 2010
Directors’ Remuneration Report > Overview

OVERVIEW

In 2010, we built on the strong foundations of 2009’s constructive engagements with major shareholders and shareholder institutions. We continued our dialogue to ensure that the proposals we put in place in 2010 were in line with shareholders’ views. The issues raised during the year were: Executive Directors’ contracts, the clawback of incentives and the proration of long-term incentives on the termination of a Director’s employment. We considered their input, discussed our proposals with shareholders again and decided to implement additional changes to Executive Directors’ remuneration policy from 2011.

Given the economic and regulatory environment and the continuing focus on executive remuneration, our ongoing dialogue is critical. The general satisfaction from the shareholders we have met gives us confidence that our remuneration policies are well suited to promote Shell’s long-term success. We remain committed to our dialogue with shareholders about remuneration and, after the publication of the 2010 Annual Report and Form 20-F, we will be holding further meetings with major shareholders to obtain their feedback and ensure future alignment between their views and those of REMCO.

The following table provides an overview of the Executive Directors’ remuneration policy in 2010 and the changes proposed for 2011.

	2010 policy	Changes to the policy for 2011

Base salary	■ The current comparator group consists of BP, Chevron, ExxonMobil and Total as well as a selection of top Europe-based companies. ■ Salary review date is January each year.	■ No changes to the policy.

Annual bonus
■   Target levels (as % of base salary):
Chief Executive Officer - 150%
Other Executive Directors - 110%
Maximum vesting - 250% and 220%, respectively.
■   Calculation of an Executive Director’s annual bonus:
–   Shell results at the end of the year are translated into a score between zero and two, on the basis of a predefined scorecard and REMCO’s judgement.
–   Bonus awards are based on this score multiplied by the target bonus levels and adjusted for individual performance as defined by REMCO.

■   Implemented clawback policy.
■   Replaced DJSI/SAM assessment with internal sustainable development measures. These targeted measures are objective and address key sustainability issues: operational spills, energy efficiency and fresh water use and reflect improvement opportunities identified through DJSI/SAM benchmarking and priorities agreed in consultation with the Corporate and Social Responsibility Committee.

Long-term Incentive Plan (LTIP)
■   Award levels (as % of base salary):
Chief Executive Officer - 300%
Other Executive Directors - 240%
Maximum vesting 600% and 480%, respectively.
■   Shareholding requirements - three times base salary for CEO and two times base salary for other Executive Directors over five years.
■   The actual value delivered after three years depends on the relative performance of LTIP measures against other oil majors.
■   LTIP shares to be held for two years following vesting.
■ Implemented clawback policy and proration of the LTIP awards on termination of employment.

Deferred Bonus Plan (DBP)
■   Under the DBP, Executive Directors are required to invest no less than 25% and can choose to invest up to 50% of their annual bonus in deferred bonus shares. Half of these deferred bonus shares are matchable with additional performance-related shares which can be earned on the same basis as the LTIP vesting.
■ Implemented clawback policy.

Shell Annual Report and Form 20-F 2010	63
Directors’ Remuneration Report > Overview

REMUNERATION ACTIONS
Base salary
■ No salary increases during 2010.
■ Increased the salary for Chief Executive Officer Peter Voser to €1,550,000 (+3.3%), from January 1, 2011.
■ Retained Executive Director Malcolm Brinded’s salary at the same level.
■ Increased the salary for Chief Financial Officer Simon Henry to €890,000 (+4.7%), from January 1, 2011.

Annual bonus
■ Set the Executive Directors’ Scorecard result at 1.37, reflecting strong operational results but also using downward discretion to set the DJSI/SAM element on the scorecard to zero.
■ Set the actual bonuses for 2010 at €3,750,000, €2,302,000 and €1,537,000 for Peter Voser, Malcolm Brinded and Simon Henry, respectively.
■ Applied cap of 250% of base salary to the Chief Executive Officer’s 2010 bonus.

Long-term incentives
■ Vested 150% LTIP shares and 150% performance-related matching DBP shares in March 2011, using no discretion. This was based on TSR performance being second out of the oil majors.
■ Peter Voser, Malcolm Brinded and Simon Henry elected to defer 50% of their 2010 annual bonus into the DBP. They purchased shares worth €1,875,000, €1,151,000 and €768,500, respectively.

The table below summarises 2010 compensation for Executive Directors. The earnings amount includes salary, bonus paid in 2011 for 2010 performance and other cash and non-cash remuneration. The amounts shown as “value of released DBP awards” represent the value of matching shares delivered at vesting of 2007 DBP awards on bonuses from 2006, less the original amount deferred.

2010 SUMMARY COMPENSATION (UNAUDITED)		€ THOUSAND
	Peter Voser	Malcolm Brinded	Simon Henry

Earnings [A]	5,361	3,523	2,456
Value of released LTIP awards [B]	0	0	–
Value of released DBP awards	179	188	0
Value of released PSP awards	–	–	419	[C]
Value of exercised share options	0	1,342	0

Total compensation
in euro	5,540	5,053	2,875
in dollar	7,337	6,692	3,807
in sterling	4,750	4,332	2,465

[A]	More details can be found on page 71.
[B]	Represent the value of 2007 LTIP awards that vested in March 2010.
[C]	Value of performance shares Simon Henry received prior to his appointment as an Executive Director, released in March 2010.

The report follows the UK requirements of the Companies Act 2006, the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the Listing Rules and the 2008 Combined Code on Corporate Governance. It outlines the remuneration policies and individual remuneration details for Executive Directors and Non-executive Directors of the Company for the year ended December 31, 2010. This report also follows the provisions of the new UK Corporate Governance Code issued in June 2010. The Board has approved this report and it will be presented to shareholders for approval at the AGM of the Company on May 17, 2011.

64	Shell Annual Report and Form 20-F 2010
Directors’ Remuneration Report > The Remuneration Committee

THE REMUNERATION
COMMITTEE

Following the 2010 AGM, the Remuneration Committee (REMCO) continued to engage with major shareholders to understand their main concerns and to get their input. As a result, we decided to implement additional changes to Executive Directors’ remuneration policy from 2011. External market data and plan valuations from Towers Watson supported our decision making.

REMCO’s key responsibilities in respect of Executive Directors include:

■	setting remuneration policy;
■	agreeing performance frameworks, setting targets and reviewing performance;
■	determining actual remuneration and benefits; and
■	determining contractual terms.

REMCO’s Terms of Reference are reviewed regularly and updated whenever necessary. They are available on the Shell website www.shell.com/investor. Alternatively, copies can be obtained from the Company Secretary. See inside back cover for details.

The members of the Remuneration Committee are:

■	Hans Wijers (Chairman of the Committee);
■	Josef Ackermann; and
■	Charles O. Holliday (with effect from January 1, 2011).

Their biographies are given on pages 54 and 55 and REMCO meeting attendance on page 79.

Sir Peter Job stood down as a Director of the Company and member of the Committee with effect from the close of business of the 2010 Annual General Meeting held on May 18, 2010. He was succeeded as a member of the Committee by Jorma Ollila. Jorma Ollila stood down as a member of the Committee with effect from December 31, 2010. The changes to REMCO membership during 2010 are described in the “Corporate governance” report on pages 80–81.

Advice from within Shell on various subjects including the Executive Directors’ Scorecard, the remuneration of Senior Management, and the performance of the other Executive Directors was sought from:

■	Peter Voser, Chief Executive Officer;
■	Hugh Mitchell, Chief Human Resources & Corporate Officer and Secretary to the Committee; and
■	Michael Reiff, Executive Vice-President Remuneration, Benefits & Services.

REMCO’S REMUNERATION
POLICY FOR EXECUTIVE
DIRECTORS

Shell is one of the world’s largest independent oil and gas companies in terms of market capitalisation, operating cash flow and oil and gas production. On an ongoing basis, its most senior managers are asked to make decisions affecting multi-billion-dollar assets and investments. The Board agrees on a strategy for Shell. The Chief Executive Officer and Executive Directors execute this strategy. The Board tracks the execution of the strategy, and REMCO ensures that Executive Directors’ performance-based rewards reflect how successfully they have done their job.

The Executive Director remuneration package comprises a base salary, an annual bonus, long-term incentives, as well as a pension plan and other benefits.

The base salary rewards day-to-day leadership and direction and holistic management across different internal and external stakeholders.

The annual bonus rewards short-term delivery against key financial and non-financial operating metrics.

There are two main long-term incentive programmes currently in use: the Long-term Incentive Plan (LTIP) and the Deferred Bonus Plan (DBP). The Restricted Share Plan (RSP) is available for retention purposes.

TARGET PAY DISTRIBUTION

The long-term value of Executive Directors’ pay is tied to Shell’s future performance on the basis of the following principles:

■	alignment with Shell’s strategy;
■	pay for performance;
■	long-term creation of shareholder value;
■	competitiveness;
■	consistency; and
■	compliance and risk assessment.

Shell Annual Report and Form 20-F 2010	65
Directors’ Remuneration Report > REMCO’s remuneration policy for Executive Directors

Strategy alignment
REMCO considers the link between an Executive Director’s pay and Shell’s business strategy as critical. Most of the compensation package is therefore linked to the achievement of stretch targets that are consistent with the execution of Shell’s strategy. Shell’s strategy and how Executive Directors’ remuneration underpins its execution is summarised above.

Pay for performance
Three-quarters of the Executive Directors’ compensation (excluding pension) is linked directly to Shell’s performance.

ANNUAL BONUS
REMCO uses the annual bonus to focus on the short-term targets that the Board sets each year as part of the Business Plan and on individual performance against these targets. These are the steps that Shell needs to take every year as the pathway to long-term growth. They are a balance of financial, operational, project delivery and sustainable development targets, captured in a scorecard. The targets are stretching but realistic. The scorecard is set and approved by REMCO. The outcome of the performance year is usually known in February of the next year, and REMCO translates this into a score between zero and two. REMCO exercises its judgement to make sure that the final annual bonus results for Executive Directors are in line with Shell’s current year performance.

2011 ANNUAL BONUS SCORECARD MEASURES FOR
EXECUTIVE DIRECTORS

For the 2011 Executive Directors’ Scorecard, the DJSI/SAM assessment of sustainable development will be replaced with a combination of targeted internal indicators (10% weight): operational spills (in number and volume); energy efficiency; and fresh water use. REMCO considered the assessment by DJSI/SAM and in consultation with the Corporate and Social Responsibility Committee determined that these measures, in addition to the existing safety measure (10% weight), reflect some of the most important sustainability issues faced by Shell.

REMCO strengthens the Executive Directors’ individual accountability by increasing or decreasing their annual bonuses to take account of how well they have delivered against their own individual performance targets.

To summarise, the calculation of an Executive Director’s annual bonus is:
Annual bonus = base salary × target bonus % × scorecard result; adjusted for individual performance.

ANNUAL BONUS LEVELS
	Target award (as a % of salary)	Maximum (as a % of salary)

Chief Executive Officer	150%	250%
Other Executive Directors	110%	220%

LONG-TERM INCENTIVES
Consistent with the long-term nature of Shell’s strategy, LTIP and DBP determine more than half of an Executive Director’s remuneration. Both plans grant share-based awards linked to the future price and dividends of Royal Dutch Shell plc shares. Awards vest depending on Shell’s performance against predefined measures and targets over a three-year performance period. These plans focus on performance relative to the other oil majors: BP, Chevron, ExxonMobil and Total. They reward Executive Directors if Shell outperforms its peers on the basis of a combination of total shareholder return (TSR), earnings per share (EPS) growth on the basis of current cost of supplies (CCS), net cash growth from operating activities and hydrocarbon production growth.

66	Shell Annual Report and Form 20-F 2010
Directors’ Remuneration Report > REMCO’s remuneration policy for Executive Directors

REMCO selected these measures because they underpin Shell’s business strategy in various ways:

2011 LONG-TERM INCENTIVE MEASURES FOR
EXECUTIVE DIRECTORS

[A]	Earnings per share on a CCS basis takes into account the changes in the cost of supplies and thereby enables a consistent comparison with other oil majors. See Note 2 to the “Consolidated Financial Statements” for further information.

These measures were introduced in 2009 to reflect key business priorities and to address concerns by shareholders that a single TSR-based assessment was not appropriate. For simplicity, we measure growth based on the data points at the beginning of the three-year performance period relative to the data points at the end of the period, using unadjusted publicly reported data. REMCO always approves award dates in advance.

LTIP AWARD LEVELS [A]
	Target award (as a % of salary)	Maximum vesting (as a % of salary)

Chief Executive Officer	300%	600%
Other Executive Directors	240%	480%

[A]	LTIP target awards cannot exceed four times salary, as approved by shareholders in 2005.

To increase shareholding further, from 2010, Executive Directors should hold all vested shares (following payment of taxes) for a further two-year period after the three-year performance period.

TIMELINE FOR 2011 LTIP SHARE AWARDS

Under the DBP, Executive Directors are required to invest no less than 25% and can choose to invest up to 50% of their annual bonus in deferred bonus shares. Half of these deferred bonus shares are matchable with additional performance-related shares which can be earned on the same basis as the LTIP vesting.

TIMELINE FOR 2010 DEFERRED BONUS PLAN

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

Ultimately, our objective must always be to safeguard returns to shareholders. Therefore, if the TSR ranking is fourth or fifth, the level of the award that can be vested on the basis of the three other measures will be capped at 50% of the maximum payout for LTIP and half of the deferred bonus shares for DBP.

Proration While annual bonus, and consequently DBP award, is already prorated in the final year of employment, as of 2011, all LTIP awards will also be prorated on an Executive Director’s departure based on service within the performance period. The prorated awards will vest at the end of the performance period, subject to satisfaction of performance conditions. REMCO retains the discretion to modify the prorating if it considers that this would not be appropriate.

Dilution To deliver shares under these plans, we use market purchased shares rather than issue new ones. The dilution limit under the discretionary plans is 5% in 10 years and, to date, no shareholder dilution has resulted from these plans, although it is permitted under the rules of the plans.

Use of discretion REMCO confirms that it would exercise upward discretion only after consulting shareholders.

Shell Annual Report and Form 20-F 2010	67
Directors’ Remuneration Report > REMCO’s remuneration policy for Executive Directors

Competitiveness
Sound leadership is essential for long-term success; therefore attracting and retaining talented individuals is necessary for the delivery of Shell’s strategy. REMCO determines remuneration levels by reference to companies of comparable size, complexity and global scope. The current key comparator group consists of BP, Chevron, ExxonMobil and Total as well as a selection of top Europe-based companies, listed below. The spread provides a balanced mix across industries and geography. There was no change in the comparator group in 2010.

EUROPEAN COMPARATOR GROUP
Allianz	Diageo	Rio Tinto
Anglo American	E.ON	Roche
AstraZeneca	GlaxoSmithKline	Siemens
AXA	HSBC	Unilever
Barclays	Nokia	Vivendi
BHP Billiton	Novartis	Vodafone
Deutsche Bank	Philips

In certain circumstances, three-year restricted share awards may be made under the Restricted Share Plan (RSP) for retention purposes. REMCO will retain discretion to reduce the number of shares vesting should either business or individual performance warrant review.

Due to the range of national social security and tax regimes involved, Executive Directors’ pensions are maintained in their base country, as are those of other employees working internationally. Contribution rates for Executive Directors are the same as for other employees under these plans. The pension accrual rates are 1.8% of base salary for each year of service for Peter Voser and 1/54 for Malcolm Brinded and Simon Henry. Executive Directors’ euro base salaries are translated into their home currencies for pension plan purposes. Once their salaries are denominated in local currency, they are maintained in line with the euro base salary increases taking into account exchange rate fluctuations and other factors as determined by REMCO. REMCO will agree on retirement schedules with Executive Directors in order to plan effective leadership succession, taking into account applicable regulations and the individual’s preferences.

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

Executive Directors are, therefore, expected to build up shareholdings to the value of two times their base salary over five years and the Chief Executive Officer is expected to hold three times his base salary. The current progress toward reaching the shareholding targets is: Peter Voser 96%; Malcolm Brinded 298%; and Simon Henry 66%. Bonuses invested in shares in the DBP and shares awarded under the RSP, including accrued dividends, count towards the guideline. Unexercised share options, unvested LTIP awards and matching shares under DBP that are subject to performance conditions do not count.

REMCO periodically translates these guidelines into fixed shareholding targets. These numbers are currently set at 240,000 shares for the Chief Executive Officer and 100,000 shares for other Executive Directors. Details of Executive Directors’ shareholdings are found on page 59.

Until these targets are met, Executive Directors must (in the course of the relevant year) acquire shares to the value of at least 50% of the after-tax gain arising from any long-term incentive awards vesting from 2008 onwards. Once the targets have been met, they are required to hold the shares and maintain that level for the full period of their appointment as Executive Director. They are not eligible to participate in all-employee share plans.

Consistency
The remuneration structure for Executive Directors is generally consistent with that for Senior Management of Shell. This consistency builds a culture of alignment with Shell’s purposes and a common approach to sharing in Shell’s success. REMCO sets the principles of remuneration policy and has oversight of the individual remuneration decisions for Senior Management.

Executive Directors’ benefits are also in line with those for other employees on the basis of local market practices. Personal loans or guarantees are not provided to Executive Directors. They are employed under local Dutch terms and conditions – except for their pensions. Their base salary levels are therefore set in euro. Only base salaries, translated into their pension plan’s currency, are pensionable for current Executive Directors.

REMCO takes pay and employment conditions of other employees within Shell into account when determining Executive Directors’ pay and benefits to ensure alignment and consistency among the different levels of the organisation. Executive Directors’ annual performance is measured on the basis of a Shell-wide scorecard rather than on separate businesses’ performance.

Compliance and risk assessment
REMCO takes its decisions in the context of the Shell General Business Principles. It also ensures compliance with applicable laws and corporate governance requirements when designing and implementing policies and plans.

REMCO ensures the remuneration structures and rewards meet risk-assessment tests to ensure that shareholder interests are safeguarded and that inappropriate actions are avoided. During 2010, REMCO reviewed the risks inherent in reward plans by assessing the correlation between Shell risk factors and incentive performance measures. It satisfied itself that appropriate best-practice measures are in place to mitigate these risks and the remaining exposure is in line with the Company’s views on risk. For example:

■	all performance-based incentives awarded to Executive Directors are subject to a clawback provision which applies in situations of financial restatements due to material non-compliance and/or misconduct by an Executive Director or misconduct through his direction or non-direction. To facilitate clawback actions, specific provisions are incorporated in all incentive award documents issued from 2011. The clawback period covers at least the three-year period preceding the decision to claw back;
■	the use of multiple performance measures, including non-financial metrics such as sustainable development and project delivery in the annual bonus or hydrocarbon production in LTIP and DBP mitigates unintended financial and behavioural consequences;
■	the measures taken to increase Executive Directors’ shareholdings ensure that they bear the consequences of their management decisions; and
■	Executive Directors’ expenses are audited internally and reviewed by REMCO on a regular basis. The latest audit was carried out during 2010.

68	Shell Annual Report and Form 20-F 2010
Directors’ Remuneration Report > REMCO’s remuneration determinations for Executive Directors in 2010

REMCO’S REMUNERATION
DETERMINATIONS FOR
EXECUTIVE DIRECTORS IN 2010

Base salary
Executive Directors’ salaries were frozen since June 2009, except for promotional adjustments. REMCO reviewed Executive Directors’ annual base salary levels and made the following decisions regarding salary adjustments as of January 1, 2011:

BASE SALARY OF CURRENT EXECUTIVE DIRECTORS (UNAUDITED)
	€ thousand	% change	Effective date

Peter Voser	1,550	3.3%	January 1, 2011
Malcolm Brinded	1,175	0.0%	January 1, 2011
Simon Henry	890	4.7%	January 1, 2011

In making salary adjustment determinations REMCO considered the following:

■	the market positioning of the Executive Directors’ compensation packages;
■	the planned average increase in 2011 for other employees across three major countries – the Netherlands, the UK and the USA;
■	the impact of pensionable salary increase on pension benefits; and
■	Shell’s performance and Executive Directors’ individual contribution in 2010.

Annual bonus

2010 ASSESSMENT – SCORECARD RESULT SET AT 1.37
In assessing Shell’s 2010 performance, REMCO noted that:

■	cash flow from operations was above target at $27.4 billion;
■	operational excellence was above target:

–	project delivery was above target, with selected projects being delivered on time and on budget;
–	hydrocarbon production was above target at 3,314 thousand boe/d;
–	LNG sales was above target at 16.76 mtpa; and
–	refinery availability was on target at 92.4%.

■	Shell’s sustainability performance in 2010 improved compared with 2009:

–	occupational safety, as measured by the total recordable case frequency (TRCF), was outstanding at 1.2 per million working hours – the lowest level Shell has recorded; and

–	the Sustainable Asset Management (SAM) company’s assessment, which is used by the DJSI, reported overall improvement in Shell’s sustainable development performance. The 10% of the Executive Directors’ Scorecard that is linked to the DJSI was based on that assessment; however, considering Shell’s exclusion from the DJSI World Index in 2010, REMCO decided to apply downward discretion and set the DJSI/SAM linked 10% on the scorecard to zero. REMCO determined not to use DJSI/SAM in the Executive Directors’ Scorecard for 2011.

More details on these measures can be seen in the “Key performance indicators” section on page 8.

INDIVIDUAL PERFORMANCE
An Executive Director’s individual performance is also taken into account in determining his annual bonus. Individual performance is assessed against personal targets, and REMCO uses its judgement to reduce or increase the bonus as it deems appropriate to reflect how well the Executive Director met those targets.

REMCO confirmed the individual performance of each Executive Director in 2010 as being above target and made a corresponding adjustment to their individual annual bonus.

2010 ANNUAL BONUSES
The target level of the 2010 bonuses as a percentage of base salary was unchanged from 2009. REMCO took into account the 2010 Executive Directors’ Scorecard result and individual performances and determined the annual bonuses payable for 2010 for Executive Directors. For the Chief Executive Officer, this outcome resulted in the annual bonus amount exceeding the existing maximum level of 250% of his base salary. REMCO applied the limit, and determined the Chief Executive Officer’s bonus as €3,750,000 (250% of base salary). Executive Director Malcolm Brinded’s annual bonus was determined as €2,302,000 (196% of base salary) and the Chief Financial Officer’s annual bonus as €1,537,000 (181% of base salary).

Other cash and non-cash earnings
Executive Directors received: car allowances, transport to and from home and office, as well as employer contributions to insurance plans and, as appropriate, additional amounts for their children’s primary and secondary school fees. The Earnings of Executive Directors table is on page 71.

2010 SCORECARD FOR EXECUTIVE DIRECTORS
Measures	Unit	Weight	Score

Operational cash flow	$ billion	30%	1.41
Operational excellence		50%	1.49
Project delivery	%	20%	1.25
Production	thousand boe/d	12%	2.00
Sales of liquefied natural gas	mtpa	6%	2.00
Refinery and chemical plant availability	%	12%	1.14
Sustainable development	TRCF	10%	2.00
	DJSI/SAM	10%	0.00

Overall performance		100%	1.37

Shell Annual Report and Form 20-F 2010	69
Directors’ Remuneration Report > REMCO’s remuneration determinations for Executive Directors in 2010

Long-term Incentive Plan

Vesting In 2008, Executive Directors were granted a conditional award of performance shares under the LTIP. At the end of the performance period, which was from January 1, 2008, to December 31, 2010, Shell was ranked second amongst its peer group in terms of TSR. REMCO also considered the underlying financial performance of Royal Dutch Shell plc and decided to release 150% of shares under the LTIP.

Award On February 1, 2011, REMCO determined to award the Chief Executive Officer a conditional award of performance shares under the LTIP with a face value of three times his base salary and 2.4 times base salary for other Executive Directors. On February 4, 2011, the following shares were awarded conditionally:

AWARDED LTIP SHARES
Total number of shares conditionally awarded

Peter Voser [A]	182,174
Malcolm Brinded [B]	110,961
Simon Henry [B]	84,047

[A]	Royal Dutch Shell plc Class A shares.
[B]	Royal Dutch Shell plc Class B shares.

For details of LTIP awards and releases see the Long-term Incentive Plan table on page 72.

Deferred Bonus Plan

Vesting In 2008, Executive Directors were granted conditional awards of matching shares under the DBP. The performance period was January 1, 2008, to December 31, 2010. Given that the performance condition of the DBP is the same as for the 2008 LTIP, REMCO decided to release 150% of performance-related matching shares under the DBP.

Award Peter Voser, Malcolm Brinded and Simon Henry elected to defer 50% of their 2010 annual bonus into the DBP awarded on February 4, 2011, resulting in share awards as follows:

AWARDED DBP SHARES
Deferred shares awarded

Peter Voser [A]	73,457
Malcolm Brinded [B]	45,289
Simon Henry [B]	30,238

[A]	Royal Dutch Shell plc Class A shares.
[B]	Royal Dutch Shell plc Class B shares.

Half of the shares awarded are matchable with additional performance-related shares which can be earned on the same basis as the LTIP vesting.

For details of DBP awards and releases see the Deferred Bonus Plan table on page 73.

Restricted Share Plan
No RSP awards were made in 2010, nor did any outstanding awards vest. For details of outstanding awards, see the Restricted Share Plan table on page 73.

Pension interests
During 2010, Peter Voser, Malcolm Brinded and Simon Henry accrued retirement benefits under defined benefit plans. In addition to the standard Swiss pension arrangements, Peter Voser has an unfunded pension arrangement that was agreed upon his return to Shell in 2004 and implemented in 2006.

For details of accrued pension benefits see page 75. The transfer values have been calculated in accordance with Actuarial Guidance Note GN11/UK.

Executive Directors’ contracts
In 2010, REMCO reviewed the terms of Executive Directors’ contracts. A Dutch Supreme Court ruling in November 2009 provided REMCO with an opportunity to consider a different approach to termination. For current Executive Directors, REMCO will offer compensation for losses resulting from termination of employment up to one times annual pay (base salary plus target bonus). For future Executive Directors, all new contracts will include a cap of one times annual pay (base salary plus target bonus) on any payments resulting from loss of employment, with a reference to the Directors’ duty to seek alternative employment and thereby mitigate their loss.

Executive Directors’ employment contracts are governed by Dutch employment law. This choice was made because mandatory provisions of Dutch employment law apply even if a foreign law has been specified to govern the contract. This is consistent with employment terms of other Shell senior managers and staff based in the Netherlands. The contracts end by notice of either party (one month for an employee and up to a maximum of four months for the employer) or automatically at retirement. Under Dutch law, termination payments are not linked to the contract’s notice period.

EXECUTIVE DIRECTORS’ EMPLOYMENT CONTRACTS
Executive Director	Employing Company	Contract date

Peter Voser	Shell Petroleum N.V.	July 20, 2005
Malcolm Brinded	Shell Petroleum N.V.	July 20, 2005
Simon Henry	Shell Petroleum N.V.	May 20, 2009

REMCO will determine terms and conditions for any situation where a severance payment is appropriate, taking into consideration applicable law, corporate governance provisions and the best interests of shareholders at the time. REMCO’s recommendation will ensure that poor performance is not rewarded in such circumstances.

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

EXTERNAL APPOINTMENTS		£ THOUSAND
Executive Director	Appointee organisation	Total fee

Malcolm Brinded [A]	Network Rail	11

[A]	Appointed as Non-executive Director as of October 12, 2010.

Peter Voser was appointed to the Board of Directors of Roche Holdings Limited at its 2011 AGM.

70	Shell Annual Report and Form 20-F 2010
Directors’ Remuneration Report > Non-executive Directors

NON-EXECUTIVE DIRECTORS

Remuneration policy
The Board determines the fees payable to Non-executive Directors (NEDs) of the Company, within the limit of €4,000,000 specified by the Articles of Association and in accordance with the NEDs’ responsibilities and time commitments. In 2010, the total amount of fees payable to NEDs was €2,070,000.

The Board reviews NED remuneration levels periodically to ensure that they are aligned with those of other major listed companies. A review of the fee levels for the Chairman of the Board and the other NEDs was undertaken during 2010. It was decided to increase the annual fee level for the Board’s Chairman to €800,000 from €750,000 and the NED annual base fee to €120,000 from €115,000 from January 2011. No adjustments were made to the additional fees for committee chairmen and members.

NON-EXECUTIVE DIRECTORS’ FEES STRUCTURE
EFFECTIVE JANUARY 2011 (UNAUDITED)	€
Chairman of the Board	800,000

Non-executive Director annual fee	120,000

Senior Independent Director	55,000

Audit Committee
Chairman [A]	45,000
Member	25,000

Remuneration Committee
Chairman [A]	35,000
Member	17,250

Corporate and Social Responsibility Committee
Chairman [A]	35,000
Member	17,250

Nomination and Succession Committee
Chairman [A]	25,000
Member	12,000

Intercontinental travel fee	5,000

[A]	The chairman of a committee does not receive an additional fee for membership of that committee.

The Chairman and the other NEDs do not participate in any incentive or performance-based remuneration plans, nor are there any pension arrangements. Personal loans or guarantees are not granted to Non-executive Directors. NEDs receive an additional fee of €5,000 for any Board meeting involving intercontinental travel – except for one meeting per year held in a location other than the Hague. The earnings of the NEDs in office during 2010 can be found on page 76.

Pension interests
NEDs do not accrue any retirement benefits as a result of their Non-executive Directorships with the Company. During his service as an employee, Jeroen van der Veer accrued retirement benefits, which are summarised on page 75.

Shell Annual Report and Form 20-F 2010	71
Directors’ Remuneration Report > Data tables

DATA TABLES

EARNINGS OF EXECUTIVE DIRECTORS IN OFFICE DURING 2010 (AUDITED)					€ THOUSAND
	Peter Voser		Malcolm Brinded		Simon Henry [A]

	2010	2009	2010	2009	2010	2009

Salary	1,500	1,267	1,175	1,175	850	449
Bonus [B]	3,750	1,864	2,302	1,422	1,537	542
Cash benefits [C]	107	23	1	8	29	76
Non-cash benefits [D]	4	3	45	49	40	2

Total earnings
in euro	5,361	3,157	3,523	2,654	2,456	1,069
in dollar	7,100	4,390	4,666	3,692	3,253	1,486
in sterling	4,596	2,814	3,020	2,367	2,106	952

[A]	2009 earnings for Simon Henry relate to his time as Executive Director (May – December 2009).
[B]	The annual bonus figures are shown in the table in their related performance year and not in the year in which they are paid (see also the DBP table on page 73).
[C]	Includes employer contributions to insurance plans, school fees, car allowances and tax compensation.
[D]	Comprise life and medical insurance, company-provided transport for home-to-office commuting and lease cars.

The aggregate amount paid to or receivable by Executive Directors from Royal Dutch Shell plc and other Shell companies for services in all capacities during the fiscal year ended December 31, 2010, was €11,340,000 (2009: €16,927,000 [A]).

[A]	The 2009 amount includes earnings of Linda Cook and Jeroen van der Veer, who served as Executive Directors in 2009.

72	Shell Annual Report and Form 20-F 2010
Directors’ Remuneration Report > Data tables

Executive Directors’ long-term incentive interests
The following tables show the LTIP, DBP, RSP and the share option interests of the Executive Directors in office during 2010.

LONG-TERM INCENTIVE PLAN
	Audited								Unaudited

	Number of shares under award as at January 1, 2010 [A]

	Original award	Dividend shares accrued in prior years [B]	Market price at date of award	Dividend shares accrued during the year [B]	Additional shares awarded/ (lapsed) during the year	Number of shares released during the year	Value of shares at release (thousand) [C]	Total number of shares under award as at December 31, 2010	Expected value of the performance share award (thousand) [D]		Potential gains as at December 31, 2010 (thousand) [E]

Royal Dutch Shell plc Class A shares			€				€		€	$	€	$

Peter Voser
2010 to 2012	227,560	–	19.78	13,110	–	–	–	240,670	4,184	5,729	8,928	11,910
2009 to 2011	128,074	8,257	19.40	7,855	–	–	–	144,186	2,320	3,103	2,710	3,615
2008 to 2010	98,623	11,438	23.97	6,341	–	–	–	116,402	2,123	3,157	4,318	5,760
2007 to 2009	78,751	12,490	26.12	1,299	(92,540)	0	0	0	–	–	–	–

Royal Dutch Shell plc Class B shares			£				£		£	$	£	$

Malcolm Brinded
2010 to 2012	148,660	–	16.56	8,888	–	–	–	157,548	2,293	3,597	4,998	7,734
2009 to 2011	153,855	10,101	16.58	9,803	–	–	–	173,759	2,384	3,394	2,793	4,322
2008 to 2010	114,201	13,288	17.58	7,622	–	–	–	135,111	1,801	3,587	4,286	6,633
2007 to 2009	91,730	14,523	17.07	1,518	(107,771)	0	0	0	–	–	–	–

Simon Henry [F]
2010 to 2012	107,541	–	16.56	6,429	–	–	–	113,970	1,659	2,602	3,616	5,596
2009 to 2011	26,000	1,218	15.40	1,627	–	–	–	28,845	389	539	996	1,541
2008 to 2010	26,000	2,719	20.15	1,717	–	–	–	30,436	531	1,042	917	1,419
2007 to 2009	26,000	3,815	18.57	425	(11,793)	18,447	363	0	–	–	–	–

[A]	The 2010 award was made on February 5, 2010. (See pages 65–66 for more details about LTIP performance conditions.)
[B]	Dividend shares are performance-related and accumulate each year on an assumed notional LTIP award. Such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded but, when an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the original date.
[C]	The vested awards were delivered on April 29, 2010, at a share price of £19.70 for Simon Henry.
[D]	The expected value of the 2010 awards is equal to 87.88% of the face value of the conditional awards based on the market price at the date of award. The expected value of the TSR-related conditional performance shares has been calculated on the basis of a Monte Carlo pricing model. Currently, the Monte Carlo model is considered the most appropriate way to value a plan with a relative market condition such as TSR. In respect of the three non-market measures, a statistical equal probability of ranking outcome has been used. The valuations were provided by Towers Watson after which a risk of forfeiture discount was applied.
[E]	Potential gains represent the value of the conditional shares awarded in previous years under the LTIP at the end of the financial year. This is calculated by multiplying the fair market value of the shares of Royal Dutch Shell plc, at December 31, 2010, by the number of shares under the LTIP that would vest based on the achievement of LTIP performance conditions up to December 31, 2010. REMCO determined to release 150% of shares for the 2008 award as Shell ranked second among its peer group in terms of TSR.
[F]	All performance shares awarded to Simon Henry prior to 2010 were awarded under the Performance Share Plan (PSP) before his appointment as an Executive Director. The expected values of the PSP awards have been calculated on the basis of a Monte Carlo pricing model, adjusted with PSP conditions. The 2008 award vested at 143% on March 8, 2011. More information about the Performance Share Plan can be found on page 133.

Shell Annual Report and Form 20-F 2010	73
Directors’ Remuneration Report > Data tables

DEFERRED BONUS PLAN (AUDITED)
	Number of shares under award as at January 1, 2010 [B]

Awards [A]	Number of shares deferred from the bonus [C]	Non- performance- related matching shares awarded at grant	Dividend shares accrued in prior years [D]	Market price at date of award	Dividend shares accrued during the year [D]	Performance- related matching shares released	Dividend shares accrued on the performance- related matching shares [E]	Number of shares released/ (lapsed) during the year	Value of shares at release (thousand	) [F]	Realised gains on deferral (thousand	) [G]	Total number of shares under award as at December 31, 2010

Royal Dutch Shell plc Class A shares				€					€		€

Peter Voser
2010 to 2012	47,121	–	–	19.78	2,714	–	–	–	–		–		49,835
2009 to 2011	36,687	9,171	2,957	19.40	2,812	–	–	–	–		–		51,627
2008 to 2010	14,690	3,673	2,129	23.97	1,180	–	–	–	–		–		21,672
2007 to 2009	21,477	5,369	4,258	26.12	443	–	–	31,547	740		179		–

Royal Dutch Shell plc Class B shares				£					£		£

Malcolm Brinded
2010 to 2012	37,474	–	–	16.56	2,240	–	–	–	–		–		39,714
2009 to 2011	44,073	11,018	3,617	16.58	3,510	–	–	–	–		–		62,218
2008 to 2010	34,022	8,505	4,948	17.58	2,839	–	–	–	–		–		50,314
2007 to 2009	25,017	6,254	4,951	17.07	518	–	–	36,740	720		163		–

Simon Henry
2010 to 2012	17,607	–	–	16.56	1,052	–	–	–	–		–		18,659

[A]	Awards made in 2008, 2009 and 2010 refer to the portion of the 2007, 2008 and 2009 annual bonus, respectively, which was deferred, and the related accrued dividends and matching shares.
[B]	The 2010 award was made on February 5, 2010.
[C]	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), in which there is no beneficial ownership. Half of the shares awarded are matchable with additional performance-related shares which can be earned on the same basis as the LTIP vesting. The value of the deferred bonus shares awarded for 2010 is also included in the annual bonus figures in the Earnings of Executive Directors table on page 71.
[D]	Representing dividends accumulated since the award on the number of shares equal to the deferred bonus shares awarded.
[E]	Dividend shares are performance-related and accumulate each year on an assumed notional DBP award. Such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded but, when an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the original date.
[F]	The vested awards were delivered on April 30, 2010, at a share price of €23.45 for Peter Voser and £19.61 for Malcolm Brinded.
[G]	Representing the difference between the value of shares released and bonus deferred. Peter Voser and Malcolm Brinded deferred 50% of their 2006 annual bonus.

RESTRICTED SHARE PLAN (AUDITED)
		Number of shares under award as at January 1, 2010 [A]

	Type of share	Original award	Dividend shares accrued in prior years	Market price at date of award	Dividend shares accrued during the year	Number of shares released/ (lapsed) during the year	Total number of shares under award as at December 31, 2010	Value of shares as at December 31, 2010 (thousand)

Peter Voser	RDSA	45,877	4,303	€22.56	2,891	–	53,071	€1,312
Malcolm Brinded	RDSB	52,941	4,982	£17.50	3,463	–	61,386	£1,298

[A]	Restricted share awards were made on August 1, 2008, and will vest on August 1, 2011.

74	Shell Annual Report and Form 20-F 2010
Directors’ Remuneration Report > Data tables

SHARE OPTIONS (AUDITED)
	Number of options under award as at January 1, 2010	Number of options exercised during the year	Number of options under award as at December 31, 2010	Grant price [A]	Exercisable from date	Expiry date	Realisable gains as at December 31, 2010 (thousand) [B]		Realised gains on options exercised during the year (thousand) [C]

Royal Dutch Shell plc Class A shares				€			€	$	€	$

Malcolm Brinded	50,000	–	50,000	31.05	21/03/05	20/03/12	–	–	–	–
	230,000	230,000	0	18.41	19/03/06	18/03/13	–	–	1,249	1,730

Royal Dutch Shell plc Class B shares				£			£	$	£	$

Peter Voser	229,866	–	229,866	15.04	05/11/07	04/11/14	1,406	2,175	0	0

Malcolm Brinded	52,797	52,797	0	17.58	23/03/03	22/03/10	–	–	40	60
	4,022	4,022	0	19.59	13/11/03	12/11/10	–	–	2	4
	39,968	39,968	0	19.21	26/03/04	25/03/11	–	–	40	64
	229,866	–	229,866	13.89	07/05/07	06/05/14	1,670	2,584	0	0

Simon Henry [D]	12,872	–	12,872	19.21	26/03/04	25/03/11	25	39	0	0
	16,694	–	16,694	18.20	21/03/05	20/03/12	49	76	0	0
	22,728	–	22,728	12.74	19/03/06	18/03/13	191	296	0	0
	32,583	–	32,583	13.89	07/05/07	06/05/14	237	366	0	0

[A]	The grant price is the average of the opening and closing share prices over a period of five successive trading days prior to and including the day on which the options are granted (not at a discount).
[B]	Represents the value of unexercised share options granted in previous years at the end of the financial year, calculated by taking the difference between the grant price of the option and the fair market value of the shares of Royal Dutch Shell plc at December 31, 2010, multiplied by the number of shares under option at December 31, 2010. The actual gain realised, if any, will depend on the market price of the Royal Dutch Shell plc shares at the time of exercise.
[C]	The market prices at the date of exercise were €23.84, £18.33, £20.16 and £20.20, respectively.
[D]	All share options awarded to Simon Henry were awarded prior to his appointment as an Executive Director. Simon Henry exercised 12,872 share options on February 4, 2011.

The price range of the Royal Dutch Shell plc Class A shares listed at the Euronext Exchange during the year was €19.53 to €25.28 and the market price at the year end was €24.73. The price range of the Royal Dutch Shell plc Class B shares listed at the London Stock Exchange during the year was £15.50 to £21.49 and the market price at year end was £21.15.

During 2010, Executive Directors realised gains from exercised share options to the value of €1,249,000 and £82,000.

Shell Annual Report and Form 20-F 2010	75
Directors’ Remuneration Report > Data tables

PENSIONS (AUDITED)		THOUSAND

Accrued pension

	At December 31, 2010		Increase over the year		Increase over the year (excluding inflation)

	CHF	$	CHF	$	CHF	$

Peter Voser [A]	1,198	1,279	44	47	42	44

	£	$	£	$	£	$

Malcolm Brinded [B]	584	904	16	24	(11)	(17)
Simon Henry [B]	315	487	11	17	(3)	(5)

	€	$	€	$	€	$

Jeroen van der Veer [C]	1,539	2,053	12	16	(9)	(12)

PENSIONS (AUDITED)		THOUSAND

Transfer values of accrued benefits

	At December 31, 2010		At December 31, 2009		Increase over the year less Director’s contributions		Increase in accrued pension over the year (excluding inflation) less Director’s contributions

	CHF	$	CHF	$	CHF	$	CHF	$

Peter Voser [A]	14,374	15,344	13,308	12,915	993	1,060	425	453

	£	$	£	$	£	$	£	$

Malcolm Brinded [B]	13,877	21,474	13,518	21,821	358	554	(265)	(410)
Simon Henry [B]	5,770	8,929	5,575	8,999	160	248	(93)	(144)

	€	$	€	$	€	$	€	$

Jeroen van der Veer [C]	26,552	35,422	23,742	34,218	2,810	3,749	(159)	(212)

[A]	The pension values for Peter Voser are based on his 2010 pensionable salary of CHF 2,435,000 and include all pension benefits. This includes a capped defined benefit pension in the Swiss pension fund based on salary up to a cap of CHF 821,000 per annum and benefits for salary in excess of this level provided via an individual savings account and an unfunded pension promise. As at December 31, 2010, his capped defined benefit pension was CHF 404,000 per annum and the transfer value in respect of this benefit was CHF 4,787,000. The individual savings account was worth CHF 2,482,000 at December 31, 2010. The balance of his benefits (valued at CHF 7,105,000 at December 31, 2010) will be provided through the unfunded pension arrangement. The 2011 pensionable salary is set at CHF 2,460,000 and will form the basis for 2011 pension values calculation.
[B]	Malcolm Brinded and Simon Henry elected to have their benefits in the Shell Contributory Pension Fund (the main UK pension arrangement) restricted to the UK applicable lifetime allowance with any excess provided from an unfunded defined benefit scheme (the Shell Supplementary Pension Plan). While Malcolm Brinded and Simon Henry are working outside of the UK, in line with Shell’s general pension policy their benefits are provided by the Shell Overseas Contributory Pension Fund rather than the Shell Contributory Pension Fund. These promises of pension delivery are contained in the aggregate values presented in the table and therefore not disclosed separately. For both Malcolm Brinded and Simon Henry, the net increase in pension and the transfer value of that increase are negative. The reason for this is that the percentage increases to their accrued pensions during 2010 were lower than the percentage increase in UK price inflation, mainly because neither Executive Director received an increase to his 2010 pensionable salary, which was £840,000 for Malcolm Brinded and £600,000 for Simon Henry. The 2011 pensionable salary is set at £900,000 for Malcolm Brinded and £650,000 for Simon Henry and will form the basis for 2011 pension values calculation. More information on pension policy can be found on page 67, under “Competitiveness”.
[C]	Jeroen van der Veer is a pensioner. The pension payments made to him during 2010 amounted to approximately €1,533,000. The net increase in pension and the transfer value of that increase are negative for Jeroen van der Veer due to Dutch price inflation during the year being higher than the pension increase granted in the Dutch pension fund during 2010. The increase in transfer value for Jeroen van der Veer is largely due to the change in financial conditions (discount rate decrease and interest).

76	Shell Annual Report and Form 20-F 2010
Directors’ Remuneration Report > Data tables

EARNINGS OF NON-EXECUTIVE DIRECTORS IN OFFICE DURING 2010 (AUDITED)		THOUSAND
	2010		2009

Non-executive Directors	€	$	€	$

Josef Ackermann	132	175	132	184
Guy Elliott [A]	47	62	–	–
Charles O. Holliday [A]	47	63	–	–
Sir Peter Job [B]	50	67	146	202
Lord Kerr of Kinlochard	224	297	207	288
Gerard Kleisterlee [C]	23	31	–	–
Wim Kok	162	215	162	225
Nick Land [D]	131	174	145	202
Christine Morin-Postel	160	212	160	223
Jorma Ollila [E]	750	993	750	1,043
Lawrence Ricciardi [F]	62	82	163	227
Jeroen van der Veer	132	175	66	92
Hans Wijers	150	199	137	190

[A]	Guy Elliott and Charles O. Holliday were appointed with effect from September 1, 2010.
[B]	Sir Peter Job stood down with effect from May 18, 2010.
[C]	Gerard Kleisterlee was appointed with effect from November 1, 2010.
[D]	Nick Land stood down with effect from October 31, 2010.
[E]	Jorma Ollila received no additional payments for chairing the Nomination and Succession Committee and for membership of the Remuneration Committee. He has the use of an apartment when on business in the Hague.
[F]	Lawrence Ricciardi stood down with effect from May 18, 2010.

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

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
Shell paid and/or accrued a total amount of compensation of $42,291,000 [A] (2009: $48,895,000) for services in all capacities that Directors and Senior Management at Shell provided during the year ended December 31, 2010. In addition, Shell accrued a total amount of $6,583,000 (excluding inflation), to provide pension, retirement and similar benefits for Directors and Senior Management during the year ended December 31, 2010.

[A]	Compensation includes gains realised from long-term incentive awards released and share options exercised during the year.

Biographies of the Directors and Senior Management are found on pages 53–56.

HISTORICAL TSR PERFORMANCE OF
ROYAL DUTCH SHELL PLC CLASS A SHARES
Growth in the value of a hypothetical €100 holding over five years. Euronext 100 comparison based on 30 trading day average values.

RDSA VERSUS EURONEXT 100

HISTORICAL TSR PERFORMANCE OF
ROYAL DUTCH SHELL PLC CLASS B SHARES
Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

RDSB VERSUS FTSE 100

Signed on behalf of the Board

Michiel Brandjes
Company Secretary
March 9, 2011

Shell Annual Report and Form 20-F 2010	77
Corporate governance

CORPORATE GOVERNANCE

The Company is committed to the highest standards of corporate governance and believes that such standards are essential to business integrity and performance. This report on Corporate governance sets out the policies and practices of the Company that have been applied during the year.

The Board confirms that during the year the Company complied with the principles and provisions set out in Section 1 of the 2008 Combined Code on Corporate Governance (the Combined Code) [A] except that for the period from May to December only two of the three members of the Remuneration Committee were deemed to be wholly independent. This issue was addressed with the appointment of Charles O. Holliday, a wholly independent Non-executive Director, as a member of the Committee with effect from January 1, 2011.

[A]	In June 2010, the Financial Reporting Council issued an update to the Combined Code, namely the UK Corporate Governance Code, which applies to accounting periods beginning on or after June 29, 2010.

In addition to complying with applicable corporate governance requirements in the UK, the Company must follow the rules of the Euronext Amsterdam Stock Exchange as well as the Dutch securities laws because of its listing on this exchange. The Company must likewise follow US securities laws and the New York Stock Exchange (NYSE) rules and regulations because its securities are registered in the USA and listed on the NYSE.

NYSE governance standards
In accordance with the NYSE rules for foreign private issuers, the Company follows home-country practice in relation to corporate governance. However, foreign private issuers are required to have an audit committee that satisfies the requirements of the US Securities and Exchange Commission’s Rule 10A-3. The Company’s Audit Committee satisfies such requirements. The NYSE also requires a foreign private issuer to provide certain written affirmations and notices to the NYSE as well as a summary of the ways in which its corporate governance practices significantly differ from those followed by domestic US companies under NYSE listing standards. The Company’s summary of its corporate governance differences is given below and can also be found at www.shell.com/investor.

NON-EXECUTIVE DIRECTOR INDEPENDENCE
The Board follows the provisions of the UK Corporate Governance Code in respect of Non-executive Director independence, which states that at least half the Board, excluding the Chairman, should comprise Non-executive Directors determined by the Board to be independent. In the case of the Company, the Board has determined that a majority of Non-executive Directors are wholly independent (see page 78 for more information).

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

AUDIT COMMITTEE
As required by NYSE listing standards, the Company maintains an Audit Committee for the purpose of assisting the Board’s oversight of the financial statements, its internal audit function and its independent auditors. The Company’s Audit Committee is in full compliance with the US Securities and Exchange Commission’s Rule 10A-3 and Section 303A.06 of the NYSE Listed Company Manual. However, in accordance with English law, the Company’s Audit Committee makes recommendations to the Board for it to put to shareholders for approval in General Meeting, regarding the appointment, reappointment and removal of independent auditors. Consequently, the Company’s Audit Committee is not directly responsible for the appointment of independent auditors.

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

Shell Code of Conduct
Directors and employees are required to comply with the Shell Code of Conduct, which is intended to help them put Shell’s business principles into practice. The Code clarifies the basic rules and standards they are expected to follow and the behaviours they are expected to apply. The Shell Code of Conduct was revised in 2010 and is available online at www.shell.com/codeofconduct.

78	Shell Annual Report and Form 20-F 2010
Corporate governance

Code of Ethics
Executive Directors and Senior Financial Officers of Shell must also comply with a Code of Ethics. The Code is specifically intended to meet the requirements of Section 406 of the Sarbanes-Oxley Act and the listing requirements of the NYSE (see above). The Code of Ethics can be found at www.shell.com/codeofethics.

Shell Global Helpline
Employees, contract staff and third parties with whom Shell has a business relationship (such as customers, suppliers and agents) may raise ethics and compliance concerns through the Shell Global Helpline. The Shell Global Helpline is a worldwide reporting mechanism, operated by an external third party, which is open 24 hours a day, seven days a week through local telephone numbers and through the internet at www.shell.com or www.compliance-helpline.com/shell.

Board structure and composition
For the period up to the 2010 Annual General Meeting (the AGM), the Board comprised the Chairman, Jorma Ollila; three Executive Directors including the Chief Executive Officer; and nine Non-executive Directors, including the Deputy Chairman and Senior Independent Non-executive Director, Lord Kerr of Kinlochard.

At the 2010 AGM, Charles O. Holliday was appointed a Non-executive Director with effect from September 1, 2010, and Sir Peter Job and Lawrence Ricciardi stood down as Non-executive Directors. Nick Land also stood down as a Non-executive Director with effect from October 31, 2010. Guy Elliott and Gerard Kleisterlee were appointed Non-executive Directors with effect from September 1, 2010, and November 1, 2010, respectively. As a result of these changes, the Board comprises the Chairman, three Executive Directors and nine Non-executive Directors.

A list of current Directors, with their biographies, is given on pages 53–55.

The Board meets eight times a year and has a formal schedule of matters reserved to it. This includes: overall strategy and management; corporate structure and capital structure; financial reporting and controls; internal controls; approval of the Annual Report and Form 20-F; approval of interim dividends; significant contracts; and succession planning and new Board appointments. The full list of matters reserved to the Board for decision is available at www.shell.com/investor.

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

Non-executive Directors
Non-executive Directors are appointed for specified terms of office, subject to the provisions of the Articles of Association (the Articles) regarding their appointment and reappointment at the AGM.

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

All the Non-executive Directors as at the end of 2010 are considered by the Board to be wholly independent, with the exception of Jeroen van der Veer who served as Chief Executive up until his retirement from that role on June 30, 2009. The standard by which Directors’ independence is determined can be found online at www.shell.com/investor within the terms of reference of the Nomination and Succession Committee.

Conflicts of interest
Certain statutory duties with respect to directors’ conflicts of interest are in force under the Companies Act 2006 (the Act). In accordance with that Act and the Articles, the Board may authorise any matter that otherwise may involve the Directors’ breaching their duty to avoid conflicts of interest. The Board has adopted a procedure to address these requirements. It includes the Directors completing detailed conflict of interest questionnaires. The matters disclosed in the questionnaires are reviewed by the Board and, if considered appropriate, authorised in accordance with the Act and the Articles. Conflicts of interest and gifts and hospitality received by and provided by Directors are kept under review by the Board.

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

Board activities during the year
The Board met eight times during the year, seven of which meetings were held in the Hague, the Netherlands. The agenda for each meeting comprised a number of regular items, including reports from each of the Board committees and from the Chief Executive Officer, the Chief Financial Officer and the other members of the Executive Committee. At most meetings the Board also considered a number of investment, divestment and financing proposals.

During the year the Board considered numerous strategic issues and approved each of the quarterly and full-year financial results and dividend announcements. The Board received regular reports from the various functions, including Corporate (which includes Human Resources, Health and Security), Legal and Finance (which includes Investor Relations).

Shell Annual Report and Form 20-F 2010	79
Corporate governance

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

Attendance at Board and Board committee meetings
Attendance during the year for all Board and Board committee meetings is given in the table below.

ATTENDANCE AT BOARD COMMITTEE MEETINGS [A]
	Board	Audit Committee	Corporate and Social Responsibility Committee	Nomination and Succession Committee	Remuneration Committee

Josef Ackermann	6/8				4/5
Malcolm Brinded	8/8
Guy Elliott	3/3	1/1
Simon Henry	8/8
Charles O. Holliday	3/3
Sir Peter Job	2/2				2/2
Lord Kerr of Kinlochard	8/8	5/5	4/4	7/7
Gerard Kleisterlee	1/1	0/0
Wim Kok	8/8		4/4	7/7
Nick Land	6/7	5/5	4/4
Christine Morin-Postel	8/8	5/5
Jorma Ollila	8/8			7/7	3/3
Lawrence Ricciardi	2/2			2/2
Jeroen van der Veer	8/8		4/4
Peter Voser	8/8
Hans Wijers	8/8				5/5

[A]	The first figure represents attendance and the second figure the possible number of meetings. For example, 6/8 signifies attendance at six out of eight possible meetings. Where a Director stepped down from the Board or a Board committee during the year, or was appointed during the year, only meetings before stepping down or after the date of appointment are shown.

Executive Committee
The Executive Committee operates under the direction of the Chief Executive Officer in support of his responsibility for the overall management of the Company’s business and affairs. The Chief Executive Officer has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders’ general meeting.

The membership of the Executive Committee is as follows:

EXECUTIVE COMMITTEE
Peter Voser	Chief Executive Officer [A] [B]
Matthias Bichsel	Projects & Technology Director [B]
Malcolm Brinded	Executive Director Upstream International [A] [B]
Simon Henry	Chief Financial Officer [A] [B]
Hugh Mitchell	Chief Human Resources & Corporate Officer [B]
Marvin Odum	Upstream Americas Director [B]
Peter Rees	Legal Director [B] [C]
Mark Williams	Downstream Director [B]

[A]	Director of the Company.
[B]	Designated an Executive Officer pursuant to US Exchange Act Rule 3b-7. Beneficially owns less than 1% of outstanding classes of securities.
[C]	Peter Rees was appointed as Legal Director and a member of the Executive Committee with effect from January 1, 2011, following the retirement of Beat Hess with effect from December 31, 2010.

Board committees
There are four Board committees made up of Non-executive Directors. These are the:

■	Audit Committee;
■	Corporate and Social Responsibility Committee;
■	Nomination and Succession Committee; and
■	Remuneration Committee.

A copy of each committee’s terms of reference is available from the Company Secretary and can be found online at www.shell.com/investor.

AUDIT COMMITTEE
The current members of the Audit Committee are Christine Morin-Postel (Chairman of the Committee), Guy Elliott (with effect from September 1, 2010), Lord Kerr of Kinlochard and Gerard Kleisterlee (with effect from November 1, 2010), all of whom are financially literate, independent, Non-executive Directors. Nick Land stood down as a Director of the Company and member of the Committee with effect from October 31, 2010. For the purposes of the 2010 UK Corporate Governance Code, Christine Morin-Postel qualifies as a person with “recent and relevant financial experience” and for the purposes of US securities laws is an “audit committee financial expert”. The Committee met five times during the year and Committee members’ attendances are shown above.

The key responsibilities of the Committee are to assist the Board in fulfilling its oversight responsibilities in relation to: internal control and financial reporting; the effectiveness of the risk management and internal control system; compliance with applicable external legal and regulatory requirements; monitoring the qualifications, expertise, resources and independence of both the internal and external auditors; and assessing each year the auditors’ performance and effectiveness.

The Committee keeps the Board informed of the Committee’s activities and recommendations. Where the Committee is not satisfied with, or wherever it considers action or improvement is required concerning any aspect of, risk management and internal control, financial reporting or audit-related activities, it promptly reports these concerns to the Board. It invites the external auditors, the Chief Financial Officer, the Chief Internal Auditor, the Executive Vice-President Controller and the Vice-President Accounting and Reporting to attend each meeting. Other members of management attend as and when requested. The Committee also holds private sessions with the external auditors and the Chief Internal Auditor without members of management being present.

80	Shell Annual Report and Form 20-F 2010
Corporate governance

Each year the Committee also considers the reappointment of the external auditors and makes a recommendation to the Board. There are no contractual obligations that restrict the Committee’s ability to make such a recommendation. The last competitive audit tender was in 2005.

The Committee has adopted guidelines allowing audit, audit-related and non-audit services to be contracted with the external auditors without pre-approval so long as the fee value for each contract does not exceed $500,000. The scope of the permitted non-audit services contracted with the external auditors in 2010 consisted of tax compliance work, tax advice on proposed transactions and regulatory compliance work. Any other services must be specifically pre-approved. Under the guidelines, permitted services must not present a conflict of interest nor compromise the independence of the external auditor. The Committee has reviewed quarterly all engagements with the external auditor.

The following table sets out the aggregate fees paid by the Company to the external auditors, all of which have been approved by the Committee:

SHELL AUDIT FEE [A]			$ MILLION
	2010		2009		2008

Audit fees	54		57		54
Audit-related services [B]	1		2		2
Taxation services [C]	1		1		[D	]
Other services [E]	[D	]	[D	]	1

Total	56		60		57

[A]	Note 28 to the “Consolidated Financial Statements” provides additional detail on the Shell audit fee.
[B]	Fees for other audit-related services and other services provided pursuant to legislation.
[C]	Fees primarily for tax compliance.
[D]	Less than $1 million.
[E]	Other fees primarily relate to the subscription to a knowledge database.

During the year the Committee received comprehensive reports from management and the internal and external auditors. In particular, it reviewed quarterly reports on risks, controls and assurance, monitored the effectiveness of the procedures for internal control over financial reporting, reviewed the Company’s evaluation of the internal control systems as required under Section 404 of the Sarbanes-Oxley Act and discussed the Company’s annual accounts and quarterly unaudited financial statements with management and the external auditors. It also discussed with the Chief Financial Officer, the Executive Vice-President Controller and the external auditors issues that arose on accounting policies, practices and reporting and received reports regarding the receipt, retention, investigation and treatment of complaints regarding accounting, internal accounting controls, auditing and other matters. The Committee has furthermore requested reports on such matters that it deemed appropriate.

The Committee also reviewed the Internal Audit Department’s annual audit plan and the performance assessment of the Internal Audit function. Finally, the Committee conducted an annual evaluation of its performance and concluded that it was effective and able to fulfill its role in accordance with its Terms of Reference.

CORPORATE AND SOCIAL RESPONSIBILITY COMMITTEE
The members of the Corporate and Social Responsibility Committee are Wim Kok (Chairman of the Committee), Charles O. Holliday (with effect from January 1, 2011), Lord Kerr of Kinlochard and Jeroen van der Veer. Nick Land stood down as a Director of the Company and member of the Committee with effect from October 31, 2010. The

Committee met four times during the year and Committee members’ attendances are shown on page 79.

The aim of the Committee is to maintain a comprehensive overview of the policies and conduct of the subsidiaries of the Company with respect to: the Shell General Business Principles; sustainable development; health, safety, security, the environment and social performance; the Shell Code of Conduct; and major issues of public concern. It reports its own conclusions and recommendations to executive management and the Board. In this regard, the Committee fulfils its responsibilities by reviewing with management: Shell’s overall health, safety, security, environmental and social performance; Shell’s annual performance against the Code of Conduct; the management of social and environmental impacts at major projects and operations; and emerging social and environmental issues. It additionally provides input for Shell’s Sustainability Report and reviews a draft of the Report before publication. It also meets face-to-face with the Report’s External Review Committee.

In addition to holding regular formal meetings, the Committee also visits Shell locations, meeting with local staff and external stakeholders in order to observe how Shell’s standards regarding health, safety, security, the environment and social performance are being implemented in practice. During 2010, the Committee visited the Pernis refinery and Nederlandse Aardolie Maatschappij (NAM) production facilities, both located in the Netherlands, as well as Shell’s operations in the Niger Delta.

NOMINATION AND SUCCESSION COMMITTEE
The members of the Nomination and Succession Committee are Jorma Ollila (Chairman of the Committee), Lord Kerr of Kinlochard and Wim Kok. Lawrence Ricciardi stood down as a Director of the Company and member of the Committee with effect from the close of business of the 2010 AGM held on May 18, 2010. The Committee met seven times during the year and Committee members’ attendances are shown on page 79.

The Committee keeps under review the leadership needs of the Company. It identifies and nominates suitable candidates for the Board’s approval to fill vacancies as and when they arise. The Committee also makes recommendations on who should be appointed Chairman of the Audit Committee, the Corporate and Social Responsibility Committee and the Remuneration Committee. In consultation with the relevant chairman, it also recommends who should sit on the Board committees. It makes recommendations on corporate governance guidelines, monitors compliance with corporate governance requirements and makes recommendations on disclosures connected to corporate governance and its appointment processes.

During the year, the Committee dealt with issues related to: director search, succession and nomination; Board committee membership rotation; and the executive management structure. It also considered: the Dodd-Frank Wall Street Reform and Consumer Protection Act; induction arrangements for new Non-executive Directors; and the Terms of Reference of various Board committees. Additionally, it conducted an evaluation of the Company’s corporate governance arrangements. Finally, the Committee dealt with the Board evaluation process and considered any potential conflicts of interest and the independence of the Non-executive Directors.

REMUNERATION COMMITTEE
The members of the Remuneration Committee are Hans Wijers (Chairman of the Committee), Josef Ackermann and Charles O. Holliday (with effect from January 1, 2011). Sir Peter Job stood down as a Director of the Company and member of the Committee with effect

Shell Annual Report and Form 20-F 2010	81
Corporate governance

from the close of business of the 2010 AGM held on May 18, 2010. He was succeeded as a member of the Committee by Jorma Ollila. Jorma Ollila stood down as a member of the Committee with effect from December 31, 2010. The Committee met five times during the year and Committee members’ attendances are shown on page 79.

The Committee determines and agrees with the Board the remuneration policy for the Chief Executive Officer and Executive Directors and, within the terms of this policy, determines the individual remuneration package for the Chief Executive Officer and the Executive Directors. The Committee also considers and advises on the terms of any contract to be offered to an Executive Director. It monitors the remuneration for other senior executives and makes recommendations. The Committee’s Terms of Reference were amended in 2010 to align with the latest developments in UK corporate governance concerning remuneration. The Terms of Reference are available on the Shell website www.shell.com/investor; copies are also available from the Company Secretary.

In 2010, the Committee built on 2009’s constructive engagements with major shareholders and shareholder bodies. These engagements gave shareholders the opportunity to raise issues of concern, to ensure that the proposals the Committee put in place in 2010 were in line with shareholders’ views. The Committee intends to continue its dialogue about remuneration with major shareholders. After the publication of the 2010 Annual Report and Form 20-F, it will be holding further meetings with major shareholders to obtain their feedback and ensure future alignment between their views and the Committee’s.

Further information on the work of the Committee and details of the remuneration of all the Directors for the year ended December 31, 2010, are set out in the “Directors’ Remuneration Report”.

Board evaluation
The Board carried out a performance evaluation of itself, its Committees, the Chairman and each of the Directors. As in previous years, this was led by the Nomination and Succession Committee, which on this occasion engaged an external facilitator to assist in the process. The external facilitator did not have any other connection with the Company.

The process consisted of Directors completing online questionnaires designed by the external facilitator in conjunction with the Nomination and Succession Committee. These were accessed with a unique PIN via the facilitator’s website. The completed questionnaires were available only to the facilitator, who prepared written reports for the Chairman, Deputy Chairman and the Chairmen of the Board committees (see table below). One-to-one interviews were then held between the Chairman and each of the Directors, the Deputy Chairman and the Chairman and the committee chairmen and the respective committee members.

The full Board discussed the results of the evaluation of the Board and its committees, whereas the results of the evaluation of the Chief Executive Officer and the other Executive Directors were discussed by the Chairman and the Non-executive Directors. The evaluation of the Chairman was discussed by the full Board in the Chairman’s absence.

The performance evaluation provided feedback on a wide range of Board and Board committee matters including on some processes and agenda contents. Directors continued to be generally positive about the meetings of the Board and its processes and a number of issues were highlighted for ongoing focus during 2011.

EVALUATION
Body or Director to be evaluated	Online questionnaires completed by:	Reports prepared by external facilitator and sent to:

Board as a whole	All Directors	Chairman
Chairman	All Directors	Deputy Chairman
Directors	All Directors	Chairman
Board committees	Committee members	Committee chairmen

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

Results presentations and analysts meetings
The quarterly and annual results presentations and all major analysts meetings are announced in advance on the Shell website and through a regulatory release. These presentations can be followed live via webcasting or tele-conference. Other meetings with analysts or investors are not normally announced in advance, nor can they be followed by webcast or any other means. Discussions in such meetings are always limited to information already in the public domain. Presentations in such meetings are available at www.shell.com. This is in line with the requirement to ensure that all shareholders and other parties in the financial market have equal and simultaneous access to information that may influence the price of the Company’s securities. The Chairman, the Deputy Chairman, the Chief Executive Officer, the Chief Financial Officer and the Executive Vice-President Investor Relations report regularly to the Directors on the views of major shareholders.

Responsibility for preparing accounts
See the “Report of the Directors” in this Report.

Going concern
The Directors consider that, taking into account the assets and income of Shell, the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason the Directors adopt the going concern basis for the financial statements contained in this Report.

Controls and procedures
The Board is responsible for Shell’s system of internal control and for reviewing its effectiveness. It has delegated authority to the Audit Committee to assist it in fulfilling its responsibilities in relation to internal control and financial reporting.

82	Shell Annual Report and Form 20-F 2010
Corporate governance

A single overall control framework is in place that is designed to manage rather than eliminate the risk of failure to achieve business objectives. It therefore only provides a reasonable and not an absolute assurance against material misstatement or loss. In general, the Shell Control Framework applies to all wholly-owned Shell companies and to those ventures and other companies in which the Company, directly or indirectly, has a controlling interest.

The following diagram illustrates the Control Framework’s key components, Foundations, Organisation and Processes. “Foundations” comprise the objectives, principles and rules that underpin and establish boundaries for Shell’s activities. “Organisation” sets out how the various legal entities relate to each other and how their business activities are organised and managed. “Processes” refer to the more material processes, including how authority is delegated, how strategy, planning and appraisal are used to improve performance, how compliance is managed and how assurance is provided. All control activities relate to one or more of these components.

CONTROL FRAMEWORK

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks to the achievement of Shell’s objectives. This has been in place throughout the year and, up to the date of this Report, is regularly reviewed by the Board and accords with the guidance for directors, known as the Turnbull Guidance.

Shell has a variety of processes for obtaining assurance on the adequacy of risk management and internal control. The Executive Committee and the Audit Committee regularly consider group-level risks and associated control mechanisms. The Board has conducted its annual review of the effectiveness of Shell’s system of risk management and internal controls, including financial, operational and compliance controls.

PENSION FUNDS
In general, local trustees manage the pension funds and set the required contributions based on independent actuarial valuation in accordance with local regulations rather than the International Financial Reporting Standards (IFRS) measures. The actuarial valuations are sensitive to changes in the assumptions made regarding future outcomes, the principal ones being in respect of the discount rate used to convert future cash flows to present values, the long-term return on plan assets, increases in remuneration and pension benefits and demography (including mortality). Substantial judgement is required in determining the assumptions. For further information regarding the judgement applied in these assumptions and the relation to the financial position and performance of Shell, see Notes 3 and 18 to the “Consolidated Financial Statements”.

Shell has a number of ways to address key pensions risks. Principal amongst these is the Pensions Forum, a joint Finance/Human Resources body, chaired by the Chief Financial Officer, which provides guidance on Shell’s input to pension strategy, policy and operation. It also reviews the results of assurance processes that have been established with respect to pension plan investments, liabilities and funding as well as pension reporting (see “Risk factors” on pages 13–15).

TREASURY AND TRADING
In the normal course of business, Shell uses financial instruments of various kinds for the purposes of managing exposure to interest rate, currency and commodity price movements.

Shell has treasury standards applicable to all subsidiaries, and each subsidiary is required to adopt a treasury policy consistent with these standards. These policies cover: financing structure; interest rate and foreign exchange risk management; insurance; counterparty risk management; and use of derivative instruments. Wherever possible, treasury operations are carried out through specialist regional organisations without removing from each subsidiary the responsibility to formulate and implement appropriate treasury policies.

Most of Shell’s debt is raised from central borrowing programmes. The financing of most subsidiaries is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

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

Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most subsidiaries is not permitted by their treasury policies.

Certain subsidiaries have a mandate to trade natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products, and to use commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are managed within authorised limits.

Shell uses risk management systems for recording and valuing instruments. There is regular review of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques (see below), daily monitoring of trading positions against limits and marking-to-market of trading exposures with a department independent of traders reviewing the market values applied to trading exposures. Although trading losses can and do occur, the nature of Shell’s trading portfolio and its management are considered adequate against the risk of significant losses.

Shell utilises VAR techniques based on variance/covariance or Monte Carlo simulation models and makes a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period and within a 95% confidence level. The calculation of

Shell Annual Report and Form 20-F 2010	83
Corporate governance

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

Information on derivatives and other financial instruments and derivative commodity instruments is provided in Note 23 to the “Consolidated Financial Statements” in this Report.

MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES OF SHELL
As indicated in the certifications in Exhibits 12.1 and 12.2 of this Report, Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of Shell’s disclosure controls and procedures as at December 31, 2010. On the basis of that evaluation, these officers have concluded that Shell’s disclosure controls and procedures are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF SHELL
Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over Shell’s financial reporting and the production of the Consolidated Financial Statements. It conducted an evaluation of the effectiveness of Shell’s internal control over financial reporting and the production of the Consolidated Financial Statements based on the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, management concluded that, as at December 31, 2010, the Company’s internal control over Shell’s financial reporting and the production of the Consolidated Financial Statements was effective.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Company’s internal control over financial reporting, as stated in their report on page 96.

THE TRUSTEE’S AND MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES FOR THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST
The Trustee and Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures in respect of the Dividend Access Trust as at December 31, 2010. On the basis of this evaluation, these officers have concluded that the disclosure controls and procedures of the Trust are effective.

THE TRUSTEE’S AND MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST
The Trustee of the Royal Dutch Shell Dividend Access Trust is responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting. The Trustee and the Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, the Trustee and management concluded that, as at December 31, 2010, the Trust’s internal control over financial reporting was effective.

PricewaterhouseCoopers CI LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Trustee’s and management’s internal control over financial reporting, as stated in their report on page 169.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has not been any change in the internal controls over financial reporting of Shell or the Dividend Access Trust that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, such internal controls over financial reporting. The daily operations of the Dividend Access Trust are administered on behalf of Shell by EES Trustees International Limited, an established trustee services company, pursuant to a general trustee power of attorney granted by Lloyds TSB Offshore Trust Company Limited (as trustee of the Dividend Access Trust). Material financial information of the Dividend Access Trust is included in the Consolidated Financial Statements of Shell and is therefore subject to the same disclosure controls and procedures as Shell. See below and the Royal Dutch Shell Dividend Access Trust Financial Statements for additional information.

Articles of Association
The following summarises certain provisions of the Company’s Articles of Association [A] (the Articles) and of the applicable laws of England. This summary is qualified in its entirety by reference to the Act and the Articles.

[A]	Copies of the Company’s Articles of Association have been previously filed with the SEC and are incorporated by reference as exhibits to this Report. They are available on the Company’s website at www.shell.com.

MANAGEMENT AND DIRECTORS
The Articles provide that the Company’s Board of Directors must consist of not less than three members nor more than 20 members at any time. The Company has a single tier Board of Directors headed by a Chairman, with management led by a Chief Executive Officer. See “Board structure and composition” on page 78.

Under the Articles, at every AGM any Director who was in office at the time of the two previous AGMs and who did not retire at either of them must retire. However, the Company complies with the 2010 UK Corporate Governance Code (the Code) that requires all Directors to stand for annual reappointment by shareholders. The Company introduced this practice at the 2010 AGM ahead of the required implementation date of the Code. At the AGM at which a Director retires, shareholders can pass an ordinary resolution to reappoint the Director or to appoint another eligible person in his or her place.

A Director who would not otherwise be required to retire must retire if he or she has been in office, other than as a Director holding an executive position, for a continuous period of nine years or more at the date of the meeting. Any such Director will be eligible to stand for reappointment.

Under the Articles:

■	a Director may not vote or be counted in the quorum in respect of any matter in which he or she is materially interested including any matter related to his or her own compensation;
■	the Directors may exercise the Company’s power to borrow money provided that the borrowings of Shell shall not, without the consent of an ordinary resolution of the Company’s shareholders, exceed two times the Company’s adjusted capital and reserves (these powers relating to borrowing may only be varied by special resolution of shareholders); and

84	Shell Annual Report and Form 20-F 2010
Corporate governance

■	Directors are not required to hold shares of the Company to qualify as a director.

RIGHTS ATTACHING TO SHARES

Dividend rights and rights to share in the Company’s profit
Under the applicable laws of England, dividends are payable on Class A shares and Class B shares only out of profits available for distribution, as determined in accordance with the Act and under IFRS.

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

Any dividend or other money payable in cash relating to a share can be paid by sending a cheque, warrant or similar financial instrument payable to the shareholder entitled to the dividend by post addressed to the shareholder’s registered address. Alternatively, it can be made payable to someone else named in a written instruction from the shareholder (or all joint shareholders) and sent by post to the address specified in that instruction. A dividend can also be paid by inter-bank transfer or by other electronic means (including payment through CREST) directly to an account with a bank or other financial institution (or other organisation operating deposit accounts if allowed by the Company) named in a written instruction from the person entitled to receive the payment under the Articles. Such an account must be held at an institution based in the UK unless the share on which the payment is to be made is held by Euroclear Nederland and is subject to the Securities Giro Act (“Wet giraal effectenverkeer”). Alternatively, a dividend can be paid in some other way requested in writing by a shareholder (or all joint shareholders) and agreed to by the Company. The Company will not be responsible for a payment which is lost or delayed.

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

The Company expects that dividends on outstanding Class B shares will be paid under the dividend access mechanism described below. The Articles provide that if any amount is paid by the issuer of the dividend access share by way of dividend on the dividend access share and paid by the dividend access trustee to any holder of Class B shares, the dividend that the Company would otherwise pay to such holder of Class B shares will be reduced by an amount equal to the amount paid to such holder of Class B shares by the dividend access trustee.

Dividend access mechanism for Class B shares

General Class A shares and Class B shares are identical, except for the dividend access mechanism, which will only apply to the Class B shares. Dividends paid on Class A shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

It is the expectation and the intention, although there can be no certainty, that holders of Class B shares will receive dividends through the dividend access mechanism. Any dividends paid on the dividend access share will have a UK source for UK and Dutch tax purposes. There will be no Dutch withholding tax on such dividends and certain holders (not including US holders of Class B shares or Class B American Depositary Shares (ADSs)) will be entitled to a UK tax credit in respect of their proportional shares of such dividends. For further details regarding the tax treatment of dividends paid on the Class A and Class B shares and ADSs, please refer to “Taxation” on pages 92–93.

Description of dividend access mechanism A dividend access share has been issued by The Shell Transport and Trading Company Limited (Shell Transport) to Lloyds TSB Offshore Trust Company Limited as dividend access trustee (the Trustee). Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access share on trust for the holders of Class B shares on occasion and will arrange for prompt disbursement of such dividends to holders of Class B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends which are unclaimed after 12 years will revert to Shell Transport. Holders of Class B shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of Class B shares will be dividends paid to the dividend access trustee in respect of the dividend access share.

The declaration and payment of dividends on the dividend access share will require board action by Shell Transport and will be subject to any applicable limitations in law or in the Shell Transport articles of association in effect. In no event will the aggregate amount of the dividend paid by Shell Transport under the dividend access mechanism for a particular period exceed the aggregate of the dividend declared by the Board of the Company on the Class B shares in respect of the same period.

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

Any payment by the Company will be subject to Dutch withholding tax (unless an exemption is obtained under Dutch law or under the provisions of an applicable tax treaty). If for any reason no dividend is

Shell Annual Report and Form 20-F 2010	85
Corporate governance

paid on the dividend access share, holders of Class B shares will only receive dividends from the Company directly.

The dividend access mechanism has been approved by the Dutch Revenue Service pursuant to an agreement (“vaststellingsovereenkomst”) with the Company and N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) dated October 26, 2004, as supplemented and amended by an agreement between the same parties dated April 25, 2005. The agreement states, among other things, that dividend distributions on the dividend access share by Shell Transport will not be subject to Dutch dividend withholding tax provided that the dividend access mechanism is structured and operated substantially as set out above. The Company may not extend the dividend access mechanism to any future issuances of Class B shares without the approval of the Dutch Revenue Service.

Accordingly, the Company would not expect to issue additional Class B shares unless that approval were obtained or the Company were to determine that the continued operation of the dividend access mechanism was unnecessary. Any further issue of Class B shares is subject to advance consultation with the Dutch Revenue Service.

The dividend access mechanism may be suspended or terminated at any time by the Company’s Directors or the Directors of Shell Transport, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

The daily operations of the Dividend Access Trust are administered on behalf of Shell by the Trustee. Material financial information of the Dividend Access Trust is included in the Consolidated Financial Statements of Shell and is therefore subject to the same disclosure controls and procedures as Shell.

On February 5, 2010, Lloyds TSB Offshore Trust Company Limited (the Trustee) entered into an agreement with EES Trustees International Limited (EES Trustee) whereby the benefit of certain clients of the Trustee, including the Trust, would be transferred to EES Trustee with effect from that date. It is intended that EES Trustee, or another trustee, will replace the Trustee during 2011. For the period between February 5, 2010, and replacement of the Trustee, the Trustee has granted EES Trustee a general trustee power of attorney as further described in Clause 2.2 of a Trust and Fund Business Administration Agreement between the Trustee and EES Trustee.

Disputes between a shareholder or American Depositary Share holder and Royal Dutch Shell, any subsidiary, Director or professional service provider
The Articles generally require that, except as noted below, all disputes (i) between a shareholder in such capacity and the Company and/or its Directors, arising out of or in connection with the Articles or otherwise; (ii) so far as permitted by law, between the Company and any of its Directors in their capacities as such or as the Company’s employees, including all claims made by the Company or on its behalf against Directors; (iii) between a shareholder in such capacity and the Company’s professional service providers (which could include the Company’s auditors, legal counsel, bankers and American Depositary Share (ADS) depositaries); and (iv) between the Company and its professional service providers arising in connection with any claim within the scope of (iii) above, shall be exclusively and finally resolved by arbitration in the Hague, the Netherlands under the Rules of Arbitration of the International Chamber of Commerce (ICC), as amended from time to time. This would include all disputes arising under UK, Dutch or US law (including securities laws), or under any other law, between parties covered by the arbitration provision. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions, and the ability of shareholders to obtain monetary or other relief may therefore be limited and their cost of seeking and obtaining recoveries in a dispute may be higher than otherwise would be the case.

The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC rules. The chairman of the tribunal must have at least 20 years’ experience as a lawyer qualified to practise in a common law jurisdiction which is within the Commonwealth (as constituted on May 12, 2005) and each other arbitrator must have at least 20 years’ experience as a qualified lawyer.

Pursuant to the exclusive jurisdiction provision in the Articles, if a court or other competent authority in any jurisdiction determines that the arbitration requirement described above is invalid or unenforceable in relation to any particular dispute in that jurisdiction, then that dispute may only be brought in the courts of England and Wales, as is the case with any derivative claim brought under the Act. The governing law of the Articles is the substantive law of England.

Disputes relating to the Company’s failure or alleged failure to pay all or part of a dividend which has been declared and which has fallen due for payment will not be subject to the arbitration and exclusive jurisdiction provisions of the Articles. Any derivative claim brought under the Act will not be the subject to the arbitration provisions of the Articles.

Pursuant to the relevant Depositary agreement, each holder of ADSs is bound by the arbitration and exclusive jurisdiction provisions of the Articles as described in this section as if that holder were a shareholder.

Voting rights and general meetings of shareholders

Shareholders meetings Under the applicable laws of England, the Company is required in each year to hold an AGM of shareholders in addition to any other meeting of shareholders that may be held. Each AGM must be held in the period six months from the date following the Company’s accounting reference date each year. Additionally, shareholders may submit resolutions in accordance with section 338 of the Act.

Directors have the power to convene a general meeting of shareholders at any time. In addition, Directors must convene a meeting upon the request of shareholders holding not less than 5% of the Company’s paid-up capital carrying voting rights at general meetings of shareholders pursuant to section 303 of the Act. A request for a general meeting of shareholders must state the general nature of the business to be dealt with at the meeting, and must be authenticated by the requesting shareholders. If Directors fail to call such a meeting within 21 days from receipt of the relevant notice, the shareholders that requested the general meeting, or any of them representing more than one-half of the total voting rights of all shareholders that requested the meeting, may themselves convene a meeting which must be called within three months. Any such meeting must be convened in the same manner, as nearly as possible, as that in which meetings are required to be convened by the Directors.

The Company is required to give at least 21 clear days’ notice of any AGM or any other general meeting of the Company.

The Articles require that in addition to any requirements under the legislation, the notice for any general meeting must state where the meeting is to be held (the principal meeting place) and the location of any satellite meeting place, which shall be identified as such in the

86	Shell Annual Report and Form 20-F 2010
Corporate governance

notice. At the same time that notice is given for any general meeting, an announcement of the date, time and place of that meeting will, if practicable, be published in a national newspaper in the Netherlands. The rules of the UK Listing Authority, the Euronext Amsterdam rules and the rules of the New York Stock Exchange require the Company to inform holders of its securities of the holding of meetings which they are entitled to attend.

A shareholder is entitled to appoint a proxy (who is not required to be another shareholder) to represent and vote on behalf of the shareholder at any general meeting of shareholders, including the AGM.

Business may not be transacted at any general meeting, including the AGM, unless a quorum is present. A quorum is two people who are entitled to vote at that general meeting. They can be shareholders who are personally present or proxies for shareholders entitled to vote at that general meeting or a combination of both.

If a quorum is not present within five minutes of the time fixed for a general meeting to start or within any longer period not exceeding one hour which the chairman of the meeting can decide and if the meeting was called by shareholders, it will be cancelled. Any other meeting will be adjourned to a day (being not less than 10 days later, excluding the day on which it is adjourned and the day for which it is reconvened), time and place decided upon by the chairman of the meeting. One shareholder present in person or by proxy and entitled to vote will constitute a quorum at any adjourned general meeting.

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

Voting rights The Class A shares and Class B shares have identical voting rights and vote together as a single class on all matters including the election of directors unless a matter affects the rights of one class as a separate class. If a resolution affects the rights attached to either class of shares as a separate class, it must be approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount, excluding any shares of that class held as treasury shares, or by special resolution passed at a separate meeting of the registered holders of the relevant class of shares.

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

On a poll, every holder of Class A shares or Class B shares present in person or by proxy has one vote for every share he or she holds. This is subject to any rights or restrictions which are given to any class of shares in accordance with the Articles. No shareholder is entitled to vote if he or she has been served with a restriction order after failure to provide the Company with information concerning interests in his or her shares required to be provided under section 793 of the Act.

Major shareholders have no differing voting rights.

Rights in a winding up If the Company is voluntarily wound up, the liquidator can distribute to shareholders any assets remaining after the liquidator’s fees and expenses have been paid and all sums due to prior ranking creditors (as defined under the laws of England) have been paid. Under the Articles, the holders of the sterling deferred shares would be entitled (such entitlement ranking in priority to the rights of holders of ordinary shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each sterling deferred share but would not be entitled to participate further in the profits or assets of the Company. Any assets remaining after the entitlements of the holders of sterling deferred shares are satisfied would be distributed to the holders of Class A and Class B shares pro rata according to their shareholdings.

Redemption provisions Ordinary shares are not subject to any redemption provisions.

Sinking fund provisions Ordinary shares are not subject to any sinking fund provision under the Articles or as a matter of the laws of England.

Liability to further calls No holder of the Company’s ordinary shares is currently liable to make additional contributions of capital in respect of the Company’s ordinary shares.

Discriminating provisions There are no provisions discriminating against a shareholder because of his or her ownership of a particular number of shares.

Variation of rights The Act provides that the Articles can be amended by a special resolution of the Company’s shareholders.

The Articles provide that, if permitted by legislation, the rights attached to any class of shares can be changed if this is approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by a special resolution passed at a separate meeting of the holders of the relevant class of shares. At each such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that: (i) a quorum will be present if at least one shareholder who is entitled to vote is present in person or by proxy who owns at least one-third in amount of the issued shares of the class; (ii) any shareholder who is present in person or by proxy and entitled to vote can demand a poll; and (iii) at an adjourned meeting, one person entitled to vote and who holds shares of the class, or his or her proxy, will be a quorum. These provisions are not more restrictive than required by law in England.

Limitations on rights to own shares There are no limitations imposed by the applicable laws of England or the Articles on the rights to own shares, including the right of non-residents or foreign persons to hold or vote the Company’s shares, other than limitations that would generally apply to all shareholders.

Change of control
There are no provisions in the Articles or of corporate legislation in England that would delay, defer or prevent a change of control.

Shell Annual Report and Form 20-F 2010	87
Corporate governance

Threshold for disclosure of share ownership
The Disclosure and Transparency Rules of the UK Financial Services Authority impose an obligation on persons [A] to notify the Company of the percentage of voting rights held as a shareholder, or through the direct or indirect holding of financial instruments, if as a result of an acquisition or disposal of shares or financial instruments the percentage of voting rights held in the Company reaches, exceeds or falls below 3% or any 1% threshold above 3%.

[A]	For this purpose “persons” includes companies, natural persons, legal persons and partnerships.

Section 793 of the Act governs the Company’s right to investigate who has an interest in its shares. Under that section, a public company can serve a notice on any person it knows or suspects is, or was at any time in the preceding three years, interested in its shares in order to obtain certain information about that interest.

The Articles provide that in any statutory notice under the relevant legislation, the Company will ask for details of those who have an interest and the extent of their interest in a particular holding. The Articles also provide that when a person receives a statutory notice, he or she has 14 days to comply with it. If he or she does not do so or if he or she makes a statement in response to the notice which is false or inadequate in some important way, the Company may restrict the rights relating to the identified shares, following notice. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any right in relation to the shareholders’ meetings. Where the identified shares make up 0.25% or more (in amount or in number) of the existing shares of a class at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) Directors can withhold any dividend or part of a dividend or other money otherwise payable in respect of the identified shares without any liability to pay interest when such money is finally paid to the shareholder; and (ii) Directors can refuse to register a transfer of any of the identified shares which are certificated shares unless Directors are satisfied that they have been sold outright to an independent third party. Once a restriction notice has been given, Directors are free to cancel it or exclude any shares from it at any time they think fit. In addition, they must cancel the restriction notice within seven days of being satisfied that all information requested in the statutory notice has been given. Also, where any of the identified shares are sold and Directors are satisfied that they were sold outright to an independent third party, they must cancel the restriction notice within seven days of receipt of the notification of the sale. The Articles do not restrict in any way the provision of the legislation which applies to failures to comply with notices under the legislation.

The UK City Code on Takeovers and Mergers (the Code) imposes disclosure obligations on parties subject to the Code’s disclosure regime. The Code requires any person who is interested in 1% or more of any class of relevant securities of an offeree company to make an opening position disclosure following the commencement of an offer period. The Code also requires any person who is, or becomes, interested in 1% or more of any class of relevant securities of an offeree company to make a dealing disclosure if the person deals in any relevant securities of the offeree company. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company, they will be deemed to be a single person for the purpose of the relevant provisions of the Code.

Rule 13d-1 of the US Securities Exchange Act of 1934 requires that a person or group acquiring beneficial ownership of more than 5% of equity securities registered under the US Securities Exchange Act discloses such information to the SEC within 10 days after the acquisition.

Capital changes
The conditions imposed by the Articles for changes in capital are not more stringent than those required by the applicable laws of England.

Further information
The following information is available on the Shell website at www.shell.com/investor:

■	the terms of reference of the Audit Committee, Corporate and Social Responsibility Committee, Nomination and Succession Committee and Remuneration Committee explaining their roles and the authority the Board delegates to them;
■	the full list of matters reserved to the Board for decision;
■	Shell General Business Principles;
■	Shell Code of Conduct;
■	Code of Ethics for Executive Directors and Senior Financial Officers; and
■	Articles of Association.

Signed on behalf of the Board

Michiel Brandjes
Company Secretary
March 9, 2011

88	Shell Annual Report and Form 20-F 2010
Additional shareholder information

ADDITIONAL SHAREHOLDER
INFORMATION

The Company was incorporated in England and Wales on February 5, 2002, as a private company under the Companies Act of England and Wales 1985, as amended. On October 27, 2004, the Company was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell plc. The Company is registered at Companies House, Cardiff, under company number 4366849, and the Chamber of Commerce, the Hague, under company number 34179503.

The Company is resident in the Netherlands for Dutch and UK tax purposes and its primary objective is to carry on the business of a holding company. It is not directly or indirectly owned or controlled by another corporation or by any government and does not know of any arrangements that may result in a change of control of the Company. As at February 22, 2011, interests of more than 3% of the issued Class A and Class B share capital of the Company can be found on page 60.

The business address for all of the Directors is: Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands.

Nature of trading market
The Company has two classes of ordinary shares, Class A shares and Class B shares. The principal trading market for the Class A shares is Euronext Amsterdam and the principal trading market for the Class B shares is the London Stock Exchange. Ordinary shares are traded in registered form.

American Depositary Shares (ADSs) representing Class A ADSs and Class B ADSs outstanding are listed on the New York Stock Exchange [A]. The depositary receipts are issued, cancelled and exchanged at the office of The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, USA, as depositary (the Depositary) under a deposit agreement between the Company, the Depositary and the holders of ADSs. Each ADS represents two €0.07 shares of Royal Dutch Shell plc deposited under the agreement. More information relating to ADSs is given on pages 91–92.

[A]	At February 22, 2011, there were outstanding 368,092,714 Class A ADSs and 166,020,079 Class B ADSs representing approximately 20.66% and 12.32% of the respective share capital class, held by 7,818 and 1,053 holders of record with an address in the USA, respectively. In addition to holders of ADSs, as at February 22, 2011, there were 58,599 Class A shares and 806,118 Class B shares of €0.07 each representing 0.002% and 0.030% of the respective share capital class, held by 53 and 874 holders of record registered with an address in the USA, respectively.

LISTING INFORMATION
	Class A shares	Class B shares

Ticker symbol London	RDSA	RDSB
Ticker symbol Amsterdam	RDSA	RDSB
Ticker symbol New York (ADS [A])	RDS.A	RDS.B
ISIN Code	GB00B03MLX29	GB00B03MM408
CUSIP	G7690A100	G7690A118
SEDOL Number London	B03MLX2	B03MM40
SEDOL Number Euronext	B09CBL4	B09CBN6
Weighting on FTSE as at 31/12/10	4.95%	3.75%
Weighting on AEX as at 31/12/10	16.71%	not included

[A]	One Class A ADS represents two Class A shares of €0.07 each. One Class B ADS represents two Class B shares of €0.07 each.

Share capital
The issued and fully paid share capital of the Company as at February 22, 2011, was as follows:

SHARE CAPITAL
	Issued (number	)	Issued (amount	)

Class A shares of €0.07 each	3,563,952,539		€249,476,678
Class B shares of €0.07 each	2,695,808,103		€188,706,567
Sterling deferred shares of £1 each	50,000		£50,000

The following is a summary of the material terms of the Company’s ordinary shares, including brief descriptions of the provisions contained in the Articles of Association and applicable laws of England in effect on the date of this document. This summary does not purport to include complete statements of these provisions:

■	upon issuance, Class A shares and Class B shares are fully paid and free from all liens, equities, charges, encumbrances and other interest of the Company and not subject to calls of any kind;
■	all Class A shares and Class B shares rank equally for all dividends and distributions on ordinary share capital declared; and
■	Class A shares and Class B shares are admitted to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. Class A shares and Class B shares are also admitted to listing on Eurolist by Euronext Amsterdam. Class A ADSs and Class B ADSs are listed on the New York Stock Exchange.

As at December 31, 2010, trusts and trust-like entities holding shares for the benefit of employee plans of Shell held (directly and indirectly) 105.6 million shares of the Company with an aggregate market value of $3,501 million and an aggregate nominal amount of approximately €7.4 million.

Shell Annual Report and Form 20-F 2010	89
Additional shareholder information

Dividends
The following tables show the dividends on each class of share and each class of ADS for the years 2006–2010.

CLASS A AND B SHARES			$
	2010	2009	2008	2007	2006

Q1	0.42	0.42	0.40	0.36	–
Q2	0.42	0.42	0.40	0.36	–
Q3	0.42	0.42	0.40	0.36	–
Q4	0.42	0.42	0.40	0.36	–

Total	1.68	1.68	1.60	1.44	–

CLASS A SHARES		€
	2010 [A]	2009 [A]	2008 [A]	2007 [A]	2006

Q1	0.32	0.32	0.26	0.26	0.25
Q2	0.32	0.30	0.26	0.26	0.25
Q3	0.31	0.28	0.31	0.25	0.25
Q4	0.30	0.30	0.30	0.24	0.25

Total declared in respect of the year	1.25	1.21	1.13	1.02	1.00

Amount paid during the year	1.25	1.21	1.07	1.03	0.98

[A]	Euro equivalent, rounded to the nearest euro cent.

CLASS B SHARES		PENCE [A]
	2010	2009	2008	2007	2006

Q1	27.37	28.65	20.05	18.09	17.13
Q2	26.89	25.59	20.21	17.56	17.08
Q3	26.72	25.65	24.54	17.59	16.77
Q4	25.82	26.36	27.97	18.11	16.60

Total declared in respect of the year	106.80	106.25	92.77	71.35	67.58

Amount paid during the year	107.34	107.86	82.91	69.84	66.62

[A]	Sterling equivalent.

CLASS A AND B ADSs				$
	2010	2009	2008	2007	2006

Q1	0.84	0.84	0.80	0.72	0.63
Q2	0.84	0.84	0.80	0.72	0.63
Q3	0.84	0.84	0.80	0.72	0.63
Q4	0.84	0.84	0.80	0.72	0.65

Total declared in respect of the year	3.36	3.36	3.20	2.88	2.54

Amount paid during the year	3.36	3.32	3.12	2.81	2.45

90	Shell Annual Report and Form 20-F 2010
Additional shareholder information

High, low and year-end share prices
The following table shows the high, low and year-end prices for the periods specified for the Company’s registered ordinary shares on the principal trading markets:

■	of €0.07 nominal value on the London Stock Exchange;
■	of €0.07 nominal value on Euronext Amsterdam; and
■	of the ADSs on the New York Stock Exchange (ADSs do not have a nominal value).

ANNUAL SHARE PRICES
	Euronext Amsterdam Class A shares			New York Stock Exchange Class A ADSs

	High €	Low €	Year-end €	High $	Low $	Year-end $

2006	28.53	24.32	26.72	72.38	60.17	70.79
2007	31.35	23.72	28.75	88.31	62.71	84.20
2008	29.63	16.25	18.75	88.73	41.62	52.94
2009	21.46	15.27	21.10	63.75	38.29	60.11
2010	25.28	19.53	24.73	68.54	49.16	66.78

	London Stock Exchange Class B shares			New York Stock Exchange Class B ADSs

	High pence	Low pence	Year-end pence	High $	Low $	Year-end $

2006	2,071	1,686	1,790	74.93	62.75	71.15
2007	2,173	1,600	2,090	87.94	62.20	83.00
2008	2,245	1,223	1,726	87.54	41.41	51.43
2009	1,897	1,315	1,812	62.26	37.16	58.13
2010	2,149	1,550	2,115	68.32	47.12	66.67

QUARTERLY SHARE PRICES
	Euronext Amsterdam Class A shares		London Stock Exchange Class B shares		New York Stock Exchange Class A ADSs		New York Stock Exchange Class B ADSs

	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $

2009
Q1	20.95	15.27	1,854	1,315	56.07	38.29	54.77	37.16
Q2	19.97	15.93	1,755	1,368	56.12	41.42	57.63	40.80
Q3	20.20	16.56	1,783	1,424	59.75	46.20	58.15	46.40
Q4	21.46	18.92	1,897	1,679	63.75	55.22	62.26	53.73

2010
Q1	22.06	19.53	1,887	1,632	62.69	53.23	60.71	51.32
Q2	23.84	20.01	1,998	1,615	63.10	49.99	61.10	48.17
Q3	22.77	19.73	1,892	1,550	61.57	49.16	59.82	47.12
Q4	25.28	22.09	2,149	1,855	68.54	60.02	68.32	59.07

MONTHLY SHARE PRICES
	Euronext Amsterdam Class A shares		London Stock Exchange Class B shares		New York Stock Exchange Class A ADSs		New York Stock Exchange Class B ADSs

	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $

2010
September	22.77	20.93	1,892	1,666	61.57	54.42	59.82	52.58
October	23.38	22.09	2,017	1,855	65.06	60.46	65.82	59.07
November	24.25	23.02	2,071	1,905	68.54	60.02	68.32	59.53
December	25.28	23.23	2,149	1,917	67.30	61.90	67.07	61.60

2011
January	25.91	24.88	2,202	2,084	71.25	65.30	70.69	65.64
February	26.74	25.03	2,260	2,087	73.84	67.50	73.71	67.38

Shell Annual Report and Form 20-F 2010	91
Additional shareholder information

Method of holding shares or an interest in shares
There are several ways in which Royal Dutch Shell plc registered shares or an interest in these shares can be held, including:

■	directly as registered shares in uncertificated form or in certificated form in a shareholder’s own name;
■	indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act (“Wet giraal effectenverkeer”) is applicable);
■	through the Royal Dutch Shell Corporate Nominee; and
■	as a direct or indirect holder of either a Class A ADS or a Class B ADS with the Depositary.

American Depositary Shares
The Depositary is the registered shareholder of the shares underlying the Class A or Class B American Depositary Shares (ADSs) and enjoys the rights of a shareholder under the Articles of Association. Holders of ADSs will not have shareholder rights. The rights of the holder of a Class A ADS or Class B ADS are specified in the respective Depositary agreements with the Depositary and are summarised below.

The Depositary will receive all cash dividends and other cash distributions made on the deposited shares underlying the ADSs and, where possible and on a reasonable basis, will distribute such dividends and distributions to holders of ADSs. Rights to purchase additional shares will also be made available to the Depositary who may make such rights available to holders of ADSs. All other distributions made on the Company’s shares will be distributed by the Depositary in any means that the Depositary thinks is equitable and practical. The Depositary may deduct its fees and expenses and the amount of any taxes owed from any payments to holders and it may sell a holder’s deposited shares to pay any taxes owed. The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to holders of ADSs.

The Depositary will notify holders of ADSs of shareholders’ meetings of the Company and will arrange to deliver voting materials to such holders of ADSs if requested by the Company. Upon request by a holder, the Depositary will endeavour to appoint such holder as proxy in respect of such holder’s deposited shares entitling such holder to attend and vote at shareholders’ meetings. Holders of ADSs may also instruct the Depositary to vote their deposited securities and the Depositary will try, as far as practical and lawful, to vote deposited shares in accordance with such instructions. The Company cannot ensure that holders will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that holders can instruct the Depositary to vote their shares.

Upon payment of appropriate fees, expenses and taxes, (a) shareholders may deposit their shares with the Depositary and receive the corresponding class and amount of ADSs and (b) holders of ADSs may surrender their ADSs to the Depositary and have the corresponding class and amount of shares credited to their account. Further, subject to certain limitations, holders may, at any time, cancel ADSs and withdraw their underlying shares or have the corresponding class and amount of shares credited to their account. The Depositary may also deliver ADSs prior to deposit of the underlying securities subject to certain conditions, including, without limitation, that such pre-released ADSs are fully collateralised and that the underlying securities are assigned to and held for the account of the Depositary.

FEES PAID BY HOLDERS OF ADSs
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. (See table below.)

REIMBURSEMENTS TO THE COMPANY
The Bank of New York Mellon, as Depositary, has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the ADS programme. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay certain legal expenses and the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain costs associated with the Annual General Meeting, investor relationship programmes and special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. From January 1, 2010, to February 22, 2011, the Company received $2,508,005 from the Depositary.

Scrip Dividend Programme
In September 2010, the Company introduced a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends if declared by the Board. Only new Class A shares are issued under the programme, including to shareholders who hold Class B shares. Full details of the programme can be found at www.shell.com/dividend.

92	Shell Annual Report and Form 20-F 2010
Additional shareholder information

PERSONS DEPOSITING OR WITHDRAWING SHARES MUST PAY:	FOR:
$5.00 or less per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including those resulting from a distribution of shares, rights or other property;
Cancellation of ADSs for the purpose of their withdrawal, including if the deposit agreement terminates;
Distribution of securities to holders of deposited securities by the Depositary to ADS registered holders.

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.

Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement);
Converting foreign currency to US dollars.

Taxes and other governmental charges the Depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary.

When the programme was introduced, the Dividend Reinvestment Plans (DRIPs) provided by Equiniti and Royal Bank of Scotland N.V. were withdrawn; the dividend reinvestment feature of the plan provided by The Bank of New York Mellon was likewise withdrawn. If shareholders participated in one of these plans, they were not in most cases automatically enrolled in the Scrip Dividend Programme and if they wished to join the programme had in most cases to elect to do so.

Exchange controls and other limitations affecting security holders
There is no legislative or other legal provision currently in force in England, the Netherlands or arising under the Company’s Articles of Association restricting remittances to non-resident holders of the Company’s ordinary shares or affecting the import or export of capital for use by the Company.

Taxation

GENERAL
The Company is incorporated in England and Wales and tax-resident in the Netherlands. As a tax resident of the Netherlands, it is generally required by Dutch law to withhold tax at a rate of 15% on dividends on its ordinary shares and ADSs, subject to the provisions of any applicable tax convention or domestic law. The following sets forth the operation of the provisions on dividends on the Company’s various ordinary shares and ADSs to US and UK holders, as well as certain other tax rules pertinent to holders. Each holder should consult their tax adviser.

DIVIDENDS PAID ON THE DIVIDEND ACCESS SHARE
There is no Dutch withholding tax on dividends on Class B shares or Class B ADSs provided that such dividends are paid on the dividend access share pursuant to the dividend access mechanism (see “Dividend access mechanism for Class B shares” on pages 84–85). Dividends paid on the dividend access share are treated as UK-source for tax purposes and there is no UK withholding tax on them. Also, under UK law, individual shareholders resident in the UK are entitled to a UK tax credit with dividends paid on the dividend access share. The amount of the UK tax credit is 10/90ths of the cash dividend; it is not repayable when it exceeds the individual’s UK tax liability. In 2010, all dividends with respect to Class B shares and Class B ADSs were paid on the dividend access share pursuant to the dividend access mechanism.

DUTCH WITHHOLDING TAX
When Dutch withholding tax applies on dividends paid to a US holder (that is, dividends on Class A shares or Class A ADSs; or on Class B shares or Class B ADSs that are not paid on the dividend access share pursuant to the dividend access mechanism), the US holder will be subject to Dutch withholding tax at the rate of 15%. A US holder who is entitled to the benefits of the 1992 Double Taxation Convention between the USA and the Netherlands and as amended by the protocol signed on March 8, 2004, (the Convention) will be entitled to a reduction in the Dutch withholding tax, either by way of a full or a partial exemption at source or by way of a partial refund or a credit as follows:

■	if the US holder is an exempt pension trust as described in article 35 of the Convention, or an exempt organisation as described in article 36 thereof, the US holder will be exempt from Dutch withholding tax; or
■	if the US holder is a company that holds directly at least 10% of the voting power in the Company, the US holder will be subject to Dutch withholding tax at a rate not exceeding 5%.

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

When Dutch withholding tax applies on dividends paid to UK-resident holders (that is, dividends on Class A shares or Class A ADSs, or on Class B shares or Class B ADSs that are not paid on the dividend access share pursuant to the dividend access mechanism), the dividend will typically be subject to withholding tax at a rate of 15%. Such UK holder will be entitled to a credit (not repayable) for withholding tax against their UK tax liability. However, from July 1, 2009, certain corporate shareholders are, subject to conditions, exempt from UK tax on dividends. Withholding tax suffered cannot be offset against such exempt dividends. Pension funds meeting certain defined criteria can, however, claim a full refund of the dividend tax withheld. Also, resident corporate shareholders holding at least a 5% shareholding and meeting other defined criteria are exempted at source from dividend tax.

For shareholders who are resident in any other country, the availability of a whole or partial exemption or refund of Dutch withholding tax is governed by Dutch tax law and/or the tax convention, if any, between the Netherlands and the country of the shareholder’s residence.

SCRIP DIVIDEND PROGRAMME
As mentioned on pages 57 and 91, in September 2010 the Company introduced a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends if declared by the Board. Only new Class A shares

Shell Annual Report and Form 20-F 2010	93
Additional shareholder information

are issued under the programme, including to shareholders who hold Class B shares.

The tax consequences of electing to receive new Class A shares in place of a cash dividend will depend on individual circumstances. Further details regarding the taxation consequences of the Scrip Dividend Programme can be found at www.shell.com/dividend.

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

A gift of shares of a Dutch tax-resident company by an individual, who is not a resident or deemed a resident of the Netherlands, is generally not subject to Dutch gift tax.

UK STAMP DUTY AND STAMP DUTY RESERVE TAX
Sales or transfers of the Company’s ordinary shares within a clearance service (such as Euroclear Nederland) or of the Company’s ADSs within the ADS depositary receipts system will not give rise to a stamp duty reserve tax (SDRT) liability and should not in practice require the payment of UK stamp duty.

The transfer of the Company’s ordinary shares to a clearance service (such as Euroclear Nederland) or to an issuer of depositary shares (such as ADSs) will generally give rise to a UK stamp duty or SDRT liability at the rate of 1.5% of consideration given or, if none, of the value of the shares. A sale of the Company’s ordinary shares that are not held within a clearance service (for example, settled through the UK’s CREST system of paperless transfers) will generally be subject to UK stamp duty or SDRT at the rate of 0.5% of the amount of the consideration, normally paid by the purchaser.

CAPITAL GAINS TAX
For the purposes of UK capital gains tax, the market values of the Company’s shares were:

HISTORICAL INFORMATION RELATING TO:		£
	March 31, 1982	July 20, 2005

Royal Dutch Petroleum Company
(N.V. Koninklijke Nederlandsche Petroleum Maatschappij) which ceased to exist on December 21, 2005	1.1349	17.6625

Share prices have been restated where necessary to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure following the Unification of Royal Dutch and Shell Transport where one Royal Dutch share was exchanged for two Royal Dutch Shell plc Class A shares

The “Shell” Transport and Trading Company, p.l.c
which delisted on July 19, 2005	1.4502	Not applicable

Share prices have been restated where necessary to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure following the Unification of Royal Dutch and Shell Transport where one Shell Transport share was exchanged for 0.287333066 Royal Dutch Shell plc Class B shares

94	Shell Annual Report and Form 20-F 2010
Additional shareholder information

FINANCIAL CALENDAR
Financial year ends	December 31, 2010

Announcements
Full year results for 2010	February 3, 2011
First quarter results for 2011	April 28, 2011
Second quarter results for 2011	July 28, 2011
Third quarter results for 2011	October 27, 2011

Dividend timetable [A]
2010 Fourth quarter interim [B]

Announced	February 3, 2011
Ex-dividend date	February 9, 2011
Record date	February 11, 2011
Scrip Reference Price announcement date	February 16, 2011
Closing date for scrip election and currency election [C]	February 25, 2011
Euro and sterling equivalents announcement date	March 4, 2011
Payment date	March 25, 2011

2011 First quarter interim

Announced	April 28, 2011
Ex-dividend date	May 11, 2011
Record date	May 13, 2011
Scrip Reference Price announcement date	May 18, 2011
Closing date for scrip election and currency election [C]	May 27, 2011
Euro and sterling equivalents announcement date	June 3, 2011
Payment date	June 27, 2011

2011 Second quarter interim

Announced	July 28, 2011
Ex-dividend date	August 3, 2011
Record date	August 5, 2011
Scrip Reference Price announcement date	August 10, 2011
Closing date for scrip election and currency election [C]	August 19, 2011
Euro and sterling equivalents announcement date	August 26, 2011
Payment date	September 19, 2011

2011 Third quarter interim

Announced	October 27, 2011
Ex-dividend date	November 2, 2011
Record date	November 4, 2011
Scrip Reference Price announcement date	November 9, 2011
Closing date for scrip election and currency election [C]	November 18, 2011
Euro and sterling equivalents announcement date	November 25, 2011
Payment date	December 16, 2011

Annual General Meeting	May 17, 2011

[A]	This timetable is the intended timetable as announced on October 28, 2010.
[B]	The Directors do not propose to recommend any further distribution in respect of 2010.
[C]	Different scrip and dividend currency election dates may apply to shareholders holding shares in a securities account with a bank or other financial institution ultimately holding through Euroclear Nederland. Such shareholders can obtain the applicable deadlines from their broker, financial intermediary, bank or other financial institution where they hold their securities account. A different scrip election date may also apply to registered and non-registered ADS holders. Registered ADS holders can contact The Bank of New York Mellon for the applicable deadline. Non-registered ADS holders can contact their broker, financial intermediary, bank or other financial institution for the applicable election deadline.

Shell Annual Report and Form 20-F 2010	95
Report on the Annual Report and Accounts

REPORT ON THE ANNUAL
REPORT AND ACCOUNTS

Independent auditors’ report to the members of Royal Dutch Shell plc
We have audited the Consolidated Financial Statements of Royal Dutch Shell plc (the “Company”) and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2010, which comprise the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
As explained more fully in the statement of the Directors’ responsibilities in respect of the preparation of the financial statements set out on page 58, the Directors are responsible for the preparation of the Consolidated Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Consolidated Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

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

OPINION ON FINANCIAL STATEMENTS
In our opinion the Consolidated Financial Statements:

■	give a true and fair view of the state of the Group’s affairs as at December 31, 2010, and of its income and cash flows for the year then ended;
■	have been properly prepared in accordance with IFRSs as adopted by the European Union; and
■	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the lAS Regulation.

SEPARATE OPINION IN RELATION TO IFRSs AS ISSUED BY THE IASB
As explained in Note 1 to the Consolidated Financial Statements, the Group in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the Consolidated Financial Statements comply with IFRSs as issued by the IASB.

OPINION ON OTHER MATTERS PRESCRIBED BY THE COMPANIES ACT 2006
In our opinion:

■	the information given in the Report of the Directors for the financial year for which the Consolidated Financial Statements are prepared is consistent with the Consolidated Financial Statements.

MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION
We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

■	certain disclosures of Directors’ remuneration specified by law are not made; or
■	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

■	the Directors’ statement, set out on page 81, in relation to going concern;
■	the part of the Corporate Governance Statement relating to the Company’s compliance with the nine provisions of the June 2008 Combined Code specified for our review; and
■	certain elements of the report to shareholders by the Board on Directors’ remuneration.

OTHER MATTER
We have reported separately on the Parent Company Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2010, and on the information in the Directors’ Remuneration Report that is described as having been audited.

Stephen Johnson (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
March 9, 2011

Note:

■	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) are the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Consolidated Financial Statements since they were initially presented on the website.
■	Legislation in the United Kingdom governing the preparation and dissemination of consolidated financial statements may differ from legislation in other jurisdictions.

96	Shell Annual Report and Form 20-F 2010
Report on the Annual Report on Form 20-F

REPORT ON THE ANNUAL
REPORT ON FORM 20-F

Report of independent registered public accounting firm

TO THE BOARD OF DIRECTORS AND ROYAL DUTCH SHELL PLC SHAREHOLDERS
In our opinion, the accompanying Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements present fairly, in all material respects, the financial position of Royal Dutch Shell plc (the “Company”) and its subsidiaries at December 31, 2010, and December 31, 2009, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting of Shell set out on page 83. Our responsibility is to express opinions on these Consolidated Financial Statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
London
March 9, 2011

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2010 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2010.

Shell Annual Report and Form 20-F 2010	97
Consolidated Financial Statements

INDEX TO THE CONSOLIDATED
FINANCIAL STATEMENTS

98	Consolidated Statement of Income
98	Consolidated Statement of Comprehensive Income
99	Consolidated Balance Sheet
100	Consolidated Statement of Changes in Equity
101	Consolidated Statement of Cash Flows
102	Notes to the Consolidated Financial Statements
102	Note 1 Basis of preparation
102	Note 2 Accounting policies
107	Note 3 Key accounting estimates and judgements
109	Note 4 Interest and other income
109	Note 5 Interest expense
109	Note 6 Employees, Directors and Senior Management
110	Note 7 Segment information
113	Note 8 Intangible assets
113	Note 9 Property, plant and equipment
115	Note 10 Associated companies and joint ventures
117	Note 11 Investments in securities
117	Note 12 Other non-current assets
118	Note 13 Inventories
118	Note 14 Accounts receivable
118	Note 15 Cash and cash equivalents
119	Note 16 Debt and lease arrangements
122	Note 17 Taxation
124	Note 18 Retirement benefits
126	Note 19 Other provisions
127	Note 20 Other non-current liabilities
128	Note 21 Accounts payable and accrued liabilities
128	Note 22 Ordinary share capital
128	Note 23 Financial instruments and other derivative contracts
133	Note 24 Share-based compensation plans and shares held in trust
135	Note 25 Other reserves
136	Note 26 Dividends
137	Note 27 Legal proceedings
137	Note 28 Audit fee
137	Note 29 Earnings per share
138	Note 30 Post-balance sheet events

98	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME	$ MILLION
	NOTES	2010	2009	2008

Revenue		368,056	278,188	458,361
Share of profit of equity-accounted investments	10	5,953	4,976	7,446
Interest and other income	4	4,143	1,965	5,133

Total revenue and other income		378,152	285,129	470,940
Purchases		283,176	203,075	359,587
Production and manufacturing expenses		24,458	25,301	25,565
Selling, distribution and administrative expenses		15,528	17,430	16,906
Research and development		1,019	1,125	1,230
Exploration		2,036	2,178	1,995
Depreciation, depletion and amortisation		15,595	14,458	13,656
Interest expense	5	996	542	1,181

Income before taxation		35,344	21,020	50,820
Taxation	17	14,870	8,302	24,344

Income for the period		20,474	12,718	26,476

Income attributable to non-controlling interest		347	200	199

Income attributable to Royal Dutch Shell plc shareholders		20,127	12,518	26,277

All results are from continuing activities.

EARNINGS PER SHARE	$
	NOTES	2010	2009	2008

Basic earnings per share	29	3.28	2.04	4.27
Diluted earnings per share	29	3.28	2.04	4.26

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	$ MILLION
	NOTES	2010	2009	2008

Income for the period		20,474	12,718	26,476
Other comprehensive income, net of tax:	25
Currency translation differences		(142)	6,490	(12,087)
Unrealised (losses)/gains on securities		(298)	(143)	706
Cash flow hedging (losses)/gains		(2)	324	(7)
Share of other comprehensive income/(loss) of equity-accounted investments		488	4	(2)

Other comprehensive income/(loss) for the period		46	6,675	(11,390)

Comprehensive income for the period		20,520	19,393	15,086

Comprehensive income/(loss) attributable to non-controlling interest		389	252	(142)

Comprehensive income attributable to Royal Dutch Shell plc shareholders		20,131	19,141	15,228

The Notes on pages 102 to 138 are an integral part of these Consolidated Financial Statements.

Shell Annual Report and Form 20-F 2010	99
Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET	$ MILLION
	NOTES	Dec 31, 2010	Dec 31, 2009

Assets
Non-current assets
Intangible assets	8	5,039	5,356
Property, plant and equipment	9	142,705	131,619
Equity-accounted investments	10	33,414	31,175
Investments in securities	11	3,809	3,874
Deferred tax	17	5,361	4,533
Prepaid pension costs	18	10,368	10,009
Other	12	8,970	9,158

		209,666	195,724

Current assets
Inventories	13	29,348	27,410
Accounts receivable	14	70,102	59,328
Cash and cash equivalents	15	13,444	9,719

		112,894	96,457

Total assets		322,560	292,181

Liabilities
Non-current liabilities
Debt	16	34,381	30,862
Deferred tax	17	13,388	13,838
Retirement benefit obligations	18	5,924	5,923
Other provisions	19	14,285	14,048
Other	20	4,250	4,586

		72,228	69,257

Current liabilities
Debt	16	9,951	4,171
Accounts payable and accrued liabilities	21	76,550	67,161
Taxes payable	17	10,306	9,189
Retirement benefit obligations	18	377	461
Other provisions	19	3,368	3,807

		100,552	84,789

Total liabilities		172,780	154,046

Equity
Ordinary share capital	22	529	527
Shares held in trust	24	(2,789)	(1,711)
Other reserves	25	10,094	9,982
Retained earnings		140,179	127,633

Equity attributable to Royal Dutch Shell plc shareholders		148,013	136,431
Non-controlling interest		1,767	1,704

Total equity		149,780	138,135

Total liabilities and equity		322,560	292,181

/s/  Simon Henry

Simon Henry
Chief Financial Officer, for and on behalf of the Board of Directors
March 9, 2011

The Notes on pages 102 to 138 are an integral part of these Consolidated Financial Statements.

100	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY						$ MILLION
	Equity attributable to Royal Dutch Shell plc shareholders

	Ordinary share capital (see Note 22)	Shares held in trust (see Note 24)	Other reserves (see Note 25)	Retained earnings	Total	Non- controlling interest	Total equity

At January 1, 2010	527	(1,711)	9,982	127,633	136,431	1,704	138,135
Comprehensive income for the period	–	–	4	20,127	20,131	389	20,520
Capital contributions from, and other changes in, non-controlling interest	–	–	–	283	283	69	352
Dividends paid (see Note 26)	–	–	–	(10,196)	(10,196)	(395)	(10,591)
Scrip dividends (see Note 26)	2	–	(2)	612	612	–	612
Shares held in trust: net sales and dividends received	–	(1,078)	–	1,521	443	–	443
Share-based compensation	–	–	110	199	309	–	309

At December 31, 2010	529	(2,789)	10,094	140,179	148,013	1,767	149,780

At January 1, 2009	527	(1,867)	3,178	125,447	127,285	1,581	128,866
Comprehensive income for the period	–	–	6,623	12,518	19,141	252	19,393
Capital contributions from, and other changes in, non-controlling interest	–	–	–	3	3	62	65
Dividends paid (see Note 26)	–	–	–	(10,526)	(10,526)	(191)	(10,717)
Shares held in trust: net sales and dividends received	–	156	–	–	156	–	156
Share-based compensation	–	–	181	191	372	–	372

At December 31, 2009	527	(1,711)	9,982	127,633	136,431	1,704	138,135

At January 1, 2008	536	(2,392)	14,148	111,668	123,960	2,008	125,968
Comprehensive income for the period	–	–	(11,049)	26,277	15,228	(142)	15,086
Capital contributions from, and other changes in, non-controlling interest	–	–	–	58	58	40	98
Dividends paid (see Note 26)	–	–	–	(9,516)	(9,516)	(325)	(9,841)
Repurchases of shares	(9)	–	9	(3,082)	(3,082)	–	(3,082)
Shares held in trust: net sales and dividends received	–	525	–	–	525	–	525
Share-based compensation	–	–	70	42	112	–	112

At December 31, 2008	527	(1,867)	3,178	125,447	127,285	1,581	128,866

The Notes on pages 102 to 138 are an integral part of these Consolidated Financial Statements.

Shell Annual Report and Form 20-F 2010	101
Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS			$ MILLION
	2010	2009	2008

Cash flow from operating activities
Income for the period	20,474	12,718	26,476
Adjustment for:
Current taxation	16,384	9,297	24,452
Interest expense (net)	842	1,247	1,039
Depreciation, depletion and amortisation	15,595	14,458	13,656
Net gains on sale of assets	(3,276)	(781)	(4,071)
(Increase)/decrease in inventories	(2,888)	(7,138)	8,025
(Increase)/decrease in accounts receivable	(11,931)	23,679	(11,160)
Increase/(decrease) in accounts payable and accrued liabilities	8,890	(18,872)	11,070
Share of profit of equity-accounted investments	(5,953)	(4,976)	(7,446)
Dividends received from equity-accounted investments	6,519	4,903	9,325
Deferred taxation and other provisions	(1,934)	(1,925)	(1,030)
Other	(10)	(1,879)	(549)

Net cash from operating activities (pre-tax)	42,712	30,731	69,787
Taxation paid	(15,362)	(9,243)	(25,869)

Net cash from operating activities	27,350	21,488	43,918

Cash flow from investing activities
Capital expenditure	(26,940)	(26,516)	(35,065)
Investments in equity-accounted investments	(2,050)	(2,955)	(1,885)
Proceeds from sale of assets	3,325	1,325	4,737
Proceeds from sale of equity-accounted investments	3,591	1,633	2,062
(Additions to)/proceeds from sale of securities	(34)	(105)	224
Interest received	136	384	1,012

Net cash used in investing activities	(21,972)	(26,234)	(28,915)

Cash flow from financing activities
Net increase/(decrease) in debt with maturity period within three months	4,647	(6,507)	4,161
Other debt:
New borrowings	7,849	19,742	3,555
Repayments	(3,240)	(2,534)	(2,890)
Interest paid	(1,312)	(902)	(1,371)
Change in non-controlling interest	381	62	40
Dividends paid to:
Royal Dutch Shell plc shareholders	(9,584)	(10,526)	(9,516)
Non-controlling interest	(395)	(191)	(325)
Repurchases of shares	–	–	(3,573)
Shares held in trust: net sales and dividends received	187	27	525

Net cash used in financing activities	(1,467)	(829)	(9,394)

Currency translation differences relating to cash and cash equivalents	(186)	106	(77)

Increase/(decrease) in cash and cash equivalents	3,725	(5,469)	5,532
Cash and cash equivalents at January 1	9,719	15,188	9,656

Cash and cash equivalents at December 31	13,444	9,719	15,188

The Notes on pages 102 to 138 are an integral part of these Consolidated Financial Statements.

102	Shell Annual Report and Form 20-F 2010
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

The accounting policies set out in Note 2 below have been consistently applied in all periods presented. Certain pronouncements were adopted for the first time in 2010 and others have been issued but are not yet required to be adopted; Note 2 discusses pronouncements that have been adopted in 2010 and any that may have a future impact on these policies but have not yet been adopted.

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

The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 9, 2011.

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

Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases, using consistent accounting policies. All inter-company balances and transactions, including unrealised profits arising from such transactions, are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Non-controlling interest represents the proportion of income, other comprehensive income and net assets in subsidiaries that is not held by Shell.

Nature of operations and segmental reporting
Shell is engaged in the principal aspects of the oil and gas industry in over 90 countries and reports its business through three segments. Upstream combines the operating segments Upstream International and Upstream Americas, which have similar characteristics and are engaged in searching for and recovering crude oil and natural gas; the liquefaction and transportation of gas; the extraction of bitumen from oil sands that is converted into synthetic crude oil; and wind energy. Downstream is engaged in manufacturing; distribution and marketing activities for oil products and chemicals; in alternative energy (excluding wind); and CO2 management. Corporate represents the key support functions, comprising holdings and treasury, headquarters, central functions and Shell’s self-insurance activities. Integrated within the Upstream and Downstream segments are Shell’s trading activities. Sales between segments are based on prices generally equivalent to commercially available prices.

With effect from 2010, Downstream segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the estimated current cost of supplies during the same period after making allowance for the estimated tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Previously, Downstream segment earnings were presented applying the first-in, first-out (FIFO) method of inventory accounting. Also with effect from 2010, net capital investment information is presented as measured based on capital expenditure as reported in the Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals; exploration expenses excluding exploration wells written off; investments in equity-accounted investments; and leases and other items. CCS earnings and net capital investment information have become the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance; the disclosure of CCS earnings information is also more closely aligned with industry practice. Comparative segment information is consistently presented (refer to Note 7).

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

Shell Annual Report and Form 20-F 2010	103
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

depending on the contractually agreed terms. For wholesale sales of oil products and chemicals it is either at the point of delivery or the point of receipt, depending on contractual conditions.

Revenue resulting from the production of oil and natural gas from properties in which Shell has an interest with other producers is recognised on the basis of Shell’s working interest (entitlement method). Gains and losses on derivative contracts and the revenue and costs associated with other contracts that are classified as held for trading purposes are reported on a net basis in the Consolidated Statement of Income. Purchases and sales of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock for Shell’s refinery operations are presented net in the Consolidated Statement of Income.

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

Property, plant and equipment and intangible assets are subsequently carried at cost less accumulated depreciation, depletion and amortisation (including any impairment). Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amounts of assets sold and recognised in income, within interest and other income.

B – DEPRECIATION, DEPLETION AND AMORTISATION
Property, plant and equipment related to hydrocarbon production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful life differs from the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Where individually insignificant, unproved properties may be grouped and amortised based on factors such as the average concession term and past experience of recognising proved reserves.

Other property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives, which is generally 30 years for upgraders, 20 years for refineries and chemical plants and 15 years for retail service station facilities. Major inspection costs are amortised over the estimated period before the next planned major inspection (three to five years). Property, plant and equipment held under finance leases are depreciated over the lease term.

Goodwill is not amortised. Other intangible assets are amortised on a straight-line basis over their estimated useful lives which is generally five years for software and up to 40 years for other assets.

Estimates of the useful lives and residual values of property, plant and equipment and intangible assets are reviewed annually and adjusted if appropriate.

C – IMPAIRMENT
Other than properties with no proved reserves (where the basis for carrying costs in the Consolidated Balance Sheet is explained under “Exploration costs”), the carrying amounts of goodwill are tested for impairment annually, while all assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs to sell and value-in-use.

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

104	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

Exploration costs
Shell follows the successful efforts method of accounting for oil and natural gas exploration costs. Exploration costs are recognised in income when incurred, except that exploratory drilling costs are included in property, plant and equipment, pending determination of proved reserves. Exploration costs capitalised in respect of exploration wells that are more than 12 months old are written off unless (a) proved reserves are booked, or (b) (i) they have found commercially producible quantities of reserves, and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is underway or firmly planned for the near future or other activities are being undertaken to sufficiently progress the assessing of reserves and the economic and operating viability of the project.

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

Inventories
Inventories are stated at cost to Shell or net realisable value, whichever is lower. Cost comprises direct purchase costs (including transportation), cost of production and manufacturing and taxes, and is determined using the first-in, first-out (FIFO) method for oil and chemicals and by the weighted average cost method for materials.

Income taxes
The charge for current tax is calculated based on the income reported by the Company and its subsidiaries, as adjusted for items that are non-taxable or disallowed and using rates that have been enacted or substantively enacted by the balance sheet date.

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

Income taxes are recognised in income except when they relate to items recognised in other comprehensive income, in which case the tax is also recognised in other comprehensive income. Income tax assets and liabilities are presented separately in the Consolidated Balance Sheet except where there is a right of set-off within fiscal jurisdictions and an intention to settle such balances on a net basis.

Employee benefits

A – EMPLOYEE RETIREMENT PLANS (PENSIONS)
Retirement plans that define the amount of pension benefit to be provided (“defined benefit plans”) generally are funded by payments to independent trusts. Where a plan is not funded, a provision is made. Valuations of both funded and unfunded plans are carried out annually by independent actuaries, using the projected unit credit method to calculate the defined benefit obligation. Pension cost primarily represents the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

Actuarial gains and losses are accounted for using the corridor method. Under this method, to the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that excess is recognised in income over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

For retirement plans where benefits depend solely on the amount contributed to the employee’s account and the investment returns earned on these contributions (“defined contribution plans”), pension cost is the amount of employer contributions payable for the period.

Shell Annual Report and Form 20-F 2010	105
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

B – RETIREMENT BENEFITS OTHER THAN PENSIONS
Retirement healthcare and life insurance benefits are provided to certain retirees, the entitlement to which is usually dependant upon the employee remaining in service up to retirement age and the completion of a minimum service period. These plans are not funded and a provision is made. Valuations of benefits are carried out annually by independent actuaries, using the projected unit credit method to calculate the defined benefit obligation.

The expected costs of retirement benefits other than pensions are accrued over the periods employees render service to Shell. Actuarial gains and losses are accounted for using the corridor method, as described above.

C – SHARE-BASED COMPENSATION PLANS
The fair value of share-based compensation for the Performance Share Plan (the main equity-settled plan) is estimated using a Monte Carlo pricing model and is recognised in income from the date of grant over the vesting period with a corresponding increase directly in equity. The periodic change in the fair value of share-based compensation for cash-settled plans (which are those with stock appreciation rights and which are measured by reference to the Company’s share price) is recognised in income with a corresponding change in liabilities.

Leases
Agreements under which payments are made to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and rewards of ownership are recognised at the commencement of the lease term as finance leases within property, plant and equipment and debt at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Finance lease payments are apportioned between interest expense and repayments of debt. All other leases are recorded as operating leases, and the costs are recognised in income on a straight-line basis.

Financial instruments and other derivative contracts

A – FINANCIAL ASSETS
Investments in securities
Investments in securities (also referred to as “securities”) comprise equity and debt securities classified on initial recognition as available-for-sale and are carried at fair value, except where their fair value cannot be measured reliably, in which case they are carried at cost, less any impairment. Unrealised holding gains and losses other than impairments are recognised in other comprehensive income, except for translation differences arising on foreign currency debt securities, which are recognised in income. On maturity or disposal, net gains and losses previously deferred in accumulated other comprehensive income are recognised in income.

Interest income on debt securities is recognised in income using the effective interest method. Dividends on equity securities are recognised in income when receivable.

Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand, including offsetting bank overdrafts, short-term deposits and money market funds and similar instruments that mainly have a maturity of three months or less at the date of acquisition.

Receivables
Receivables are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost less any impairment.

B – FINANCIAL LIABILITIES
Debt and accounts payable are recognised initially at fair value based on amounts exchanged, net of transaction costs, and subsequently at amortised cost, except for fixed rate debt subject to fair value hedging, which is remeasured for the hedged risk (see “Derivative contracts”).

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

A change in the fair value of a hedging instrument designated as a fair value hedge is recognised in income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative designated as a cash flow hedge is recognised in other comprehensive income until the hedged transaction occurs; any ineffective portion is recognised in income. Where the hedged item is a non-financial asset or liability, the amount in accumulated other comprehensive income is transferred to the initial carrying amount of the asset or liability; for other hedged items, the amount in accumulated other comprehensive income is recognised in income when the hedged transaction affects income.

106	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

All relationships between hedging instruments and hedged items are documented, as well as risk management objectives and strategies for undertaking hedge transactions. The effectiveness of a hedge is also continually assessed and, when it ceases, hedge accounting is discontinued.

Gains and losses on derivatives not qualifying and designated as hedges, including forward sale and purchase contracts for commodities in trading operations that may be settled by the physical delivery or receipt of the commodity, are recognised in income.

Unless designated as hedging instruments, contracts to sell or purchase non-financial items that can be settled net as if the contracts were financial instruments and that do not meet expected own use requirements (typically, forward sale and purchase contracts for commodities in trading operations), and contracts that are or contain written options, are recognised at fair value; associated gains and losses are recognised in income.

Derivatives embedded within contracts that are not already required to be recognised at fair value, and that are not closely related to the host contract in terms of economic characteristics and risks, are separated from their host contract and recognised at fair value; associated gains and losses are recognised in income.

Fair value measurements
Fair value measurements are estimates of the amounts for which assets or liabilities (generally financial instruments and other derivative contracts) could be exchanged at the measurement date, based on the assumption that such exchanges take place between knowledgeable, unrelated parties in unforced transactions. Where available, fair value measurements are derived from prices quoted in active markets for identical assets or liabilities. In the absence of such information, other observable inputs are used to estimate fair value. Where publicly available information is not available, fair value is determined using estimation techniques that take into account market perspectives relevant to the asset or liability, in as far as they can reasonably be ascertained, based on predominantly unobservable inputs. For derivative contracts where publicly available information is not available and for share-based compensation plans, fair value estimations are generally determined using models and other valuation methods, the key inputs for which include future prices, volatility, price correlation, counterparty credit risk and market liquidity, as appropriate; for other assets and liabilities, fair value estimations are generally based on the net present value of expected future cash flows.

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

Provisions for decommissioning and restoration costs, which are primarily in respect of hydrocarbon production facilities, are measured on the basis of current requirements, technology and price levels; the present value is calculated using amounts discounted over the useful economic life of the assets. The liability is recognised (together with a corresponding amount as part of the related property, plant and equipment) once an obligation crystallises in the period when a reasonable estimate can be made. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are reflected on a prospective basis, generally by adjustment to the carrying amount of the related property, plant and equipment.

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

Shares held in trust
Shares in the Company held by Shell employee share ownership trusts are not included in assets but are reflected at cost as a deduction from equity as shares held in trust.

Research and development
Development costs that are expected to generate probable future economic benefits are capitalised as intangible assets. All other research and development expenditure is recognised in income as incurred, with the exception of that on buildings and major items of equipment that have alternative use.

Acquisitions and disposals of interests in other entities
Assets acquired and liabilities assumed on a business combination are recognised at their fair value at the date of the acquisition; the amount of the purchase consideration above this value is recognised as goodwill, with any non-controlling interest recognised as the proportionate share of the identifiable net assets. Acquisitions of the non-controlling interest in subsidiaries and disposals of shares in subsidiaries while retaining control are accounted for as transactions within equity. The difference between the purchase price or disposal proceeds and the relevant proportion of the non-controlling interest is reported in retained earnings as a movement in the Shell share of equity.

Currency translation
Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at quarter-end exchange

Shell Annual Report and Form 20-F 2010	107
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

rates of monetary assets and liabilities denominated in foreign currencies (including those in respect of inter-company balances unless related to quasi-equity loans) are recognised in income, except when deferred in equity as qualifying cash flow hedges, and presented within interest and other income or within purchases where not related to financing.

On consolidation, assets and liabilities of non-dollar entities are translated to dollars at year-end rates of exchange, while their statements of income, other comprehensive income and cash flows are translated at quarterly average rates. The resulting translation differences are recognised as currency translation differences within other comprehensive income. Upon divestment of all or part of an interest in, or upon liquidation of, an entity, cumulative currency translation differences related to that entity are generally recognised in income.

Other Consolidated Statement of Income presentation matters
Purchases reflect all costs related to the acquisition of inventories, the effects of the changes therein, and include supplies used for conversion into finished or intermediary products. Production and manufacturing expenses are the costs of operating, maintaining and managing production and manufacturing assets. Selling, distribution and administrative expenses include direct and indirect costs of marketing and selling products.

Accounting standards and interpretations adopted in 2010 or not yet adopted

A – ADOPTED IN 2010
Revised IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements were implemented with prospective effect from January 1, 2010 (and are reflected in the accounting policies described above). The revised standards apply some changes to the accounting for the acquisition of a business or for certain types of transactions involving an additional investment or a partial disposal, requiring for example the recognition in income of certain transaction costs, the recognition at fair value of contingent consideration payable and the remeasurement of existing interests held or retained. The revisions did not have a material impact on the accounting for acquisitions and disposals during 2010.

B – NOT YET ADOPTED
IFRS 9 Financial Instruments, as issued in November 2009 and revised in October 2010, is required to be adopted by 2013, subject to confirmation by the IASB. The Standard’s impact is mainly limited to Shell’s investments in securities, some of which may be measured differently when the Standard is adopted; the full impact of the changes in accounting for financial instruments will not be known until the IASB’s project has been completed.

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

Estimation of oil and gas reserves
Unit-of-production depreciation, depletion and amortisation charges are principally measured based on Shell’s estimates of proved developed oil and gas reserves. Estimates of proved reserves are also used in the determination of impairment charges and reversals. Also, exploration drilling costs are capitalised pending the results of further exploration or appraisal activity, which may take several years to complete and before any related proved reserves can be booked.

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

Changes to Shell’s estimates of proved developed reserves affect prospectively the amounts of depreciation, depletion and amortisation charged and, consequently, the carrying amounts of oil and gas properties. It is expected, however, that in the normal course of business the diversity of the Shell portfolio will limit the effect of such revisions. The outcome of, or assessment of plans for, exploration or appraisal activity may result in the related capitalised exploration drilling costs being recorded in income in that period.

Information about the carrying amounts of oil and gas properties and the amounts charged to income, including depreciation, depletion and amortisation, is presented in Note 9.

Impairment of assets
For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment or its reversal, the key assumptions Shell uses in estimating risk-adjusted future cash flows for value-in-use measures are future oil prices, expected production volumes and refining margins appropriate to the local circumstances and environment. These assumptions and the judgements of management that are based on them are subject to change as new information becomes available. Changes in economic conditions can also affect the rate used to discount future cash flow estimates.

108	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 3 continued]

Future price assumptions tend to be stable because Shell does not consider short-term increases or decreases in prices as being indicative of long-term levels, but they are nonetheless subject to change. Expected production volumes, which include both proved reserves as well as volumes that are expected to constitute proved reserves in the future, are used for impairment testing because Shell believes this to be the most appropriate indicator of expected future cash flows. As discussed in “Estimation of oil and gas reserves”, reserves estimates are inherently imprecise. In particular, projections about unproved reserves are based on information that is necessarily less robust than that available for mature reservoirs. Due to the nature and geographical spread of the business activity in which those assets are used, it is typically not practicable to estimate the likelihood or extent of impairments under different sets of assumptions. The discount rate applied is reviewed annually, although it has been stable in recent years.

Changes in assumptions could affect the carrying amounts of assets, and impairment charges and reversals will affect income.

Information about the carrying amounts of assets and impairments is presented in Notes 8 and 9.

Defined benefit pension plans
The amounts reported for Shell’s employee retirement plans are presented in Note 18. Defined benefit plan assets and obligations are subject to significant volatility as market values and actuarial assumptions change. Under the methodology adopted by Shell (see Note 2 under “Employee benefits”), volatility in the amounts recognised in the Consolidated Financial Statements is reduced as the methodology provides for unexpected changes in the amount of plan assets and benefit obligations (actuarial gains and losses) to be amortised over the expected average remaining working lives of the employees participating in the plan rather than being recognised immediately in the Consolidated Financial Statements.

Local trustees manage the pension funds and set the required contributions based on independent actuarial valuation in accordance with local regulations rather than the IFRS measures.

Pension cost for these plans primarily represents the change in actuarial present value of the obligation for benefits based on employee service during the year and the interest on the obligation in respect of employee service in previous years, net of the expected return on plan assets. The calculations are sensitive to changes in the assumptions made regarding future outcomes. Substantial judgement is required in determining the assumptions, which vary for the different plans but are determined under a common process in consultation with independent actuaries and in the light of local conditions. The principal assumptions and their bases include:

■	rates of increase in pensionable salaries: historical outturns and management’s long-term expectation;
■	mortality rates: the latest available standard mortality tables for the individual countries concerned. The assumptions for each country are reviewed each year and are adjusted where necessary to reflect changes in fund experience and actuarial recommendations;
■	discount rates used to convert future cash flows to current values: prevailing long-term AA corporate bond yields, which can be volatile, chosen to match the duration of the relevant obligations; and
■	expected rates of return on plan assets: a projection of real long-term bond yields and an equity risk premium, which are combined with local inflation assumptions and applied to the actual asset mix of each plan. The amount of the expected return on plan assets is calculated using the expected rate of return for the year and the fair value of assets at the beginning of the year.

The assumptions are reviewed annually. The weighted average values applicable for the principal plans in Shell are presented in Note 18, together with information on sensitivities.

Decommissioning and restoration costs
Provisions are recognised for the future decommissioning and restoration of hydrocarbon production facilities and pipelines at the end of their economic lives. The estimated cost is recognised in income over the life of the proved developed reserves on a unit-of-production basis or on a straight-line basis, as applicable. Changes in the estimates of costs to be incurred, proved developed reserves or in the rate of production will therefore impact income, generally over the remaining economic life of oil and gas assets.

Estimates of the amounts of provisions recognised are based on current legal and constructive requirements, technology and price levels. Because actual outflows can differ from estimates due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take place many years in the future, the carrying amounts of provisions are regularly reviewed and adjusted to take account of such changes. The interest rate used to discount the risk-adjusted cash flows is reviewed annually, although it has been stable in recent years.

Information about decommissioning and restoration provisions is presented in Note 19.

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

Shell Annual Report and Form 20-F 2010	109
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 3 continued]

assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognised in respect of deferred tax assets as well as in the amounts recognised in income in the period in which the change occurs.

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

4 INTEREST AND OTHER INCOME

	$ MILLION
	2010	2009	2008

Interest income	153	384	1,012
Dividend income (from investments in securities)	399	270	495
Net gains on sale of assets	3,276	781	4,071
Foreign exchange (losses)/gains on financing activities	(17)	440	(699)
Other	332	90	254

Total	4,143	1,965	5,133

Net gains on sale of assets arose from divestments of interests and other portfolio transactions including, in 2010, Upstream interests primarily in Australia (see also Note 10) and also Nigeria and the USA; in 2009, Downstream interests in Singapore; and in 2008, Upstream interests in Germany, the UK, the USA and Nigeria and Downstream interests in France.

Other net foreign exchange gains of $18 million (2009: $74 million gains; 2008: $612 million losses) are included in purchases.

5 INTEREST EXPENSE

	$ MILLION
	2010	2009	2008

Interest incurred on debt and related derivatives	1,218	902	1,371
Less: interest capitalised	(969)	(1,088)	(870)
Accretion expense (see Note 19)	747	728	680

Total	996	542	1,181

The interest rate applied in determining the amount of interest capitalised in 2010 was 3% (2009: 4%; 2008: 5%). Interest incurred is stated after the impacts of gains and losses on fair value hedges of debt (see Note 23). Not all of these gains and losses are eligible costs for the purposes of capitalising interest.

6 EMPLOYEES, DIRECTORS AND SENIOR MANAGEMENT

A – Employee costs

	$ MILLION
	2010	2009	2008

Remuneration	10,667	10,608	10,581
Social law taxes	758	818	890
Retirement benefits (see Note 18)	1,980	2,679	(302)
Share-based compensation (see Note 24)	701	642	241

Total	14,106	14,747	11,410

In addition to the above costs, there were redundancy costs in 2010 of $142 million (2009: $1,535 million; 2008: $85 million). See also Note 19.

110	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 6 continued]

B – Average employee numbers

	THOUSAND
	2010	2009	2008

Upstream	26	23	22
Downstream	59	62	64
Corporate	12	16	16

Total	97	101	102

Employees working in business service centres are included in the Corporate segment.

C – Remuneration of Directors and Senior Management

	$ MILLION
	2010	2009	2008

Short-term benefits	27.8	31.1	32.6
Retirement benefits	2.9	3.4	3.0
Share-based compensation	22.6	32.7	23.9
Realised gains on exercise of share options	2.6	0.5	1.7

Short-term benefits comprise salaries and fees, annual bonuses (recognised in the period for which performance is assessed) and cash, car and other benefits.

Share-based compensation in 2009 included exceptional costs recognised in respect of Executive Directors who retired or resigned during the year.

Directors and Senior Management comprise the members of the Executive Committee and the Non-executive Directors of the Company.

7 SEGMENT INFORMATION

A – Income information by business segment

2010		$ MILLION
	Upstream	Downstream	Corporate	Total

Revenue and other income
Revenue:
Third party	32,395	335,604	57	368,056
Inter-segment	35,803	612	–
Share of profit/(loss) of equity-accounted investments	4,900	1,167	(114)	5,953
Interest and other income	3,616	418	109	4,143

Total				378,152

Income for the period
Segment earnings on a current cost of supplies basis	15,935	2,950	91	18,976
Current cost of supplies adjustment:
Purchases				1,789
Taxation				(510)
Share of profit of equity-accounted investments				219

Income for the period				20,474

Other items
Depreciation, depletion and amortisation charge of which:	11,144	4,254	197	15,595
Impairment losses	1,724	1,192	39	2,955
Impairment reversals	40	8	–	48
Interest expense	663	84	249	996
Taxation charge/(credit)	14,822	998	(950)	14,870

Shell Annual Report and Form 20-F 2010	111
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 7 continued]

2009		$ MILLION
	Upstream	Downstream	Corporate	Total

Revenue and other income
Revenue:
Third party	27,996	250,104	88	278,188
Inter-segment	27,144	258	–
Share of profit of equity-accounted investments	3,852	1,110	14	4,976
Interest and other income	652	480	833	1,965

Total				285,129

Income for the period
Segment earnings on a current cost of supplies basis	8,354	258	1,310	9,922
Current cost of supplies adjustment:
Purchases				3,242
Taxation				(895)
Share of profit of equity-accounted investments				449

Income for the period				12,718

Other items
Depreciation, depletion and amortisation charge of which:	9,875	4,399	184	14,458
Impairment losses	792	1,616	10	2,418
Impairment reversals	432	151	–	583
Interest expense/(credit)	645	84	(187)	542
Taxation charge/(credit)	8,942	195	(835)	8,302

During 2009, Shell’s self-insurance activities were consolidated within the Corporate segment. As a result, the 2009 earnings before tax of the Corporate segment were reduced by $422 million, with no impact on Shell’s income for the period. Insurance costs in 2008 were $172 million.

2008		$ MILLION
	Upstream	Downstream	Corporate	Total

Revenue and other income
Revenue:
Third party	45,975	412,347	39	458,361
Inter-segment	42,333	466	–
Share of profit/(loss) of equity-accounted investments	7,521	17	(92)	7,446
Interest and other income	4,124	643	366	5,133

Total				470,940

Income for the period
Segment earnings/(losses) on a current cost of supplies basis	26,506	5,309	(69)	31,746
Current cost of supplies adjustment:
Purchases				(6,266)
Taxation				1,814
Share of loss of equity-accounted investments				(818)

Income for the period				26,476

Other items
Depreciation, depletion and amortisation charge of which:	9,906	3,574	176	13,656
Impairment losses	270	666	–	936
Impairment reversals	–	50	–	50
Interest expense	586	93	502	1,181
Taxation charge/(credit)	25,163	(316)	(503)	24,344

112	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 7 continued]

B – Net capital investment and equity-accounted investments by business segment

NET CAPITAL INVESTMENT	$ MILLION
	2010	2009	2008

Net capital investment:
Upstream	21,222	22,326	28,257
Downstream	2,358	6,232	3,104
Corporate	100	324	60

Total	23,680	28,882	31,421
Proceeds from disposals	6,882	2,853	7,023

Capital investment	30,562	31,735	38,444
Exploration expense, excluding exploration wells written off	(1,214)	(1,186)	(1,447)
Investments in equity-accounted investments	(2,050)	(2,955)	(1,885)
Leases and other adjustments	(358)	(1,078)	(47)

Capital expenditure	26,940	26,516	35,065

EQUITY-ACCOUNTED INVESTMENTS	$ MILLION
	Dec 31, 2010	Dec 31, 2009

Upstream	20,955	19,075
Downstream	12,453	12,014
Corporate	6	86

Total	33,414	31,175

C – Information by geographical area

2010	$ MILLION
	Europe	Asia, Oceania, Africa	USA	Other Americas	Total

Third-party revenue, by origin	137,359	110,955	77,660	42,082	368,056
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	28,580	76,553	39,934	36,091	181,158

2009	$ MILLION
	Europe	Asia, Oceania, Africa	USA	Other Americas	Total

Third-party revenue, by origin	103,424	80,398	60,721	33,645	278,188
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	33,404	67,822	32,082	34,842	168,150

2008	$ MILLION
	Europe	Asia, Oceania, Africa	USA	Other Americas	Total

Third-party revenue, by origin	184,809	120,889	100,818	51,845	458,361
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	30,929	56,123	29,821	28,513	145,386

Shell Annual Report and Form 20-F 2010	113
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

8 INTANGIBLE ASSETS

2010	$ MILLION
	Goodwill	Software and other	Total

Cost
At January 1	3,436	4,654	8,090
Additions	–	339	339
Sales, retirements and other movements	(65)	(482)	(547)
Currency translation differences	12	(82)	(70)

At December 31	3,383	4,429	7,812

Depreciation, depletion and amortisation, including impairments
At January 1	296	2,438	2,734
Charge for the year	115	366	481
Sales, retirements and other movements	(19)	(381)	(400)
Currency translation differences	1	(43)	(42)

At December 31	393	2,380	2,773

Net book amount at December 31	2,990	2,049	5,039

2009	$ MILLION
	Goodwill	Software and other	Total

Cost
At January 1	3,311	4,060	7,371
Additions	10	438	448
Sales, retirements and other movements	1	1	2
Currency translation differences	114	155	269

At December 31	3,436	4,654	8,090

Depreciation, depletion and amortisation, including impairments
At January 1	329	2,021	2,350
Charge for the year	24	281	305
Sales, retirements and other movements	(65)	53	(12)
Currency translation differences	8	83	91

At December 31	296	2,438	2,734

Net book amount at December 31	3,140	2,216	5,356

Goodwill at December 31, 2010 and 2009, related primarily to Pennzoil-Quaker State, a lubricants business in the Downstream segment based largely in North America. For impairment testing purposes, cash flow projections for this business reflected long-term growth rates that were assumed to be equal to the average expected inflation rate for the USA (2010: 2.0%; 2009: 2.3%) and were adjusted for a variety of risks, in particular volume and margin deterioration. The nominal pre-tax discount rate applied was 6% (2009: 6%).

9 PROPERTY, PLANT AND EQUIPMENT

2010	$ MILLION
	Oil and gas properties	Manufacturing and distribution	Other	Total

Cost
At January 1	186,226	55,573	29,017	270,816
Additions	21,705	4,551	1,673	27,929
Sales, retirements and other movements	(8,001)	(2,378)	(3,088)	(13,467)
Currency translation differences	801	(172)	(382)	247

At December 31	200,731	57,574	27,220	285,525

Depreciation, depletion and amortisation, including impairments
At January 1	92,475	30,813	15,909	139,197
Charge for the year	10,786	2,758	1,570	15,114
Sales, retirements and other movements	(6,806)	(1,639)	(2,192)	(10,637)
Currency translation differences	(339)	(212)	(303)	(854)

At December 31	96,116	31,720	14,984	142,820

Net book amount at December 31	104,615	25,854	12,236	142,705

114	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 9 continued]

2009	$ MILLION
	Oil and gas properties	Manufacturing and distribution	Other	Total

Cost
At January 1	156,075	49,204	28,033	233,312
Additions	20,888	4,488	1,770	27,146
Sales, retirements and other movements	(1,517)	(698)	(2,355)	(4,570)
Currency translation differences	10,780	2,579	1,569	14,928

At December 31	186,226	55,573	29,017	270,816

Depreciation, depletion and amortisation, including impairments
At January 1	79,111	26,549	15,614	121,274
Charge for the year	9,616	3,149	1,388	14,153
Sales, retirements and other movements	(1,155)	(400)	(1,953)	(3,508)
Currency translation differences	4,903	1,515	860	7,278

At December 31	92,475	30,813	15,909	139,197

Net book amount at December 31	93,751	24,760	13,108	131,619

The net book amount at December 31, 2010, includes $43,036 million (2009: $45,113 million) of assets in the course of construction. This amount excludes exploration and evaluation assets, information about which is provided below.

Oil and gas properties at December 31, 2010, include rights and concessions of $24,473 million (2009: $20,790 million).

The minimum contractual commitments for capital expenditure at December 31, 2010, amounted to $1.7 billion (2009: $3.0 billion).

Shell acquired the business of East Resources Management, LLC. (East Resources) on July 29, 2010, for net cash consideration of $4,545 million. The assets of East Resources comprise primarily oil and gas properties located in the Marcellus shale in the north-east USA, the majority of which are unproved, and as a result of the acquisition, property, plant and equipment increased by $4,560 million. Sundry other assets and liabilities were also recognised following the acquisition. The amounts of assets and liabilities recognised are provisional.

Included within additions and sales, retirements and other movements in 2010 is the effect of an exchange of assets held by Shell in Norway for assets held by Hess Corporation in Gabon and the UK.

The depreciation, depletion and amortisation charge for the year includes impairment losses and reversals as follows:

	$ MILLION
	2010	2009	2008

Impairment losses
Oil and gas properties	1,620	777	202
Manufacturing and distribution	1,140	1,466	422
Other	33	144	–

Total	2,793	2,387	624

Impairment reversals
Oil and gas properties	40	432	–
Manufacturing and distribution	7	151	49
Other	1	–	1

Total	48	583	50

Impairment losses and reversals have been recognised in the year in respect of a number of Shell’s cash-generating units, although no single instance is individually significant. Impairment charges were driven generally by changes in development and production plans in Upstream and by lower margins on refining in Downstream. Information on the segments affected is given in Note 7.

The net book amounts at December 31 include assets held under finance leases of:

	$ MILLION
	2010	2009

Oil and gas properties	1,887	2,649
Manufacturing and distribution	854	317
Other	521	532

Total	3,262	3,498

Shell Annual Report and Form 20-F 2010	115
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 9 continued]

Exploration and evaluation assets, which mainly comprise unproved properties (rights and concessions) and capitalised exploration drilling costs, included within the amounts presented above for oil and gas properties are as follows:

	$ MILLION
	2010	2009

Cost
At January 1	20,425	18,486
Additions	9,763	3,288
Sales, retirements, currency translation differences and other movements	(4,136)	(1,349)

At December 31	26,052	20,425

Depreciation, depletion and amortisation
At January 1	1,899	1,476
Charge for the year	1,491	1,051
Sales, retirements, currency translation differences and other movements	(1,295)	(628)

At December 31	2,095	1,899

Net book amount at December 31	23,957	18,526

Capitalised exploration drilling costs are as follows:

	$ MILLION
	2010	2009	2008

At January 1	3,614	3,247	2,500
Additions pending determination of proved reserves	2,598	2,041	1,808
Amounts charged to expense	(279)	(350)	(190)
Reclassifications to productive wells on determination of proved reserves	(1,779)	(931)	(624)
Other movements, including acquisitions, disposals and currency translation differences	64	(393)	(247)

At December 31	4,218	3,614	3,247

Exploration drilling costs capitalised for periods greater than one year at December 31, 2010, analysed according to the most recent year of activity, are as follows:

	By wells		By projects

	$ million	Number	$ million	Number

2001	19	1	–	–
2002	16	1	–	–
2003	16	1	–	–
2004	36	3	30	2
2005	110	10	8	1
2006	160	31	83	5
2007	464	44	290	11
2008	466	53	336	10
2009	641	22	1,181	21

Total	1,928	166	1,928	50

Of the amounts capitalised for periods greater than one year at December 31, 2010, $368 million (representing 18 projects) relates to projects where drilling activities were underway or firmly planned for the future and $1,560 million (representing 32 projects) relates to projects awaiting development concepts.

10 ASSOCIATED COMPANIES AND JOINT VENTURES

A – Information on the Shell share of equity-accounted investments

								$ MILLION
	2010			2009			2008

	Associated companies	Jointly controlled entities	Total	Associated companies	Jointly controlled entities	Total	Associated companies	Jointly controlled entities	Total

Revenue	27,759	44,641	72,400	23,136	36,456	59,592	31,843	52,571	84,414
Income for the period	2,310	3,643	5,953	1,397	3,579	4,976	2,994	4,452	7,446

116	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 10 continued]

	$ MILLION
	Dec 31, 2010			Dec 31, 2009

	Associated companies	Jointly controlled entities	Total	Associated companies	Jointly controlled entities	Total

Current assets	6,203	12,836	19,039	6,281	9,972	16,253
Non-current assets	26,467	23,333	49,800	26,562	20,812	47,374

Total assets	32,670	36,169	68,839	32,843	30,784	63,627

Current liabilities	5,424	8,195	13,619	5,803	7,095	12,898
Non-current liabilities	13,190	8,616	21,806	12,253	7,301	19,554

Total liabilities	18,614	16,811	35,425	18,056	14,396	32,452

Total assets less total liabilities	14,056	19,358	33,414	14,787	16,388	31,175

Shell’s investments in associated companies and jointly controlled entities comprise equity interests and quasi-equity loans.

At December 31, 2010, Shell had capital commitments, being amounts contracted for with external parties, of $1.8 billion (2009: $2.5 billion) in respect of its joint ventures.

B – Major investments in associated companies and joint ventures

				DECEMBER 31, 2010
Segment	Name	Description	Country of incorporation	Shell interest	Fair value ($ million)

Upstream
	Aera	Jointly controlled entity	USA	52%
	Arrow	Jointly controlled entity	Australia	50%
	Brunei LNG	Associated company	Brunei	25%
	Brunei Shell	Jointly controlled entity	Brunei	50%
	NAM	Jointly controlled entity	The Netherlands	50%
	Nigeria LNG	Associated company	Nigeria	26%
	Oman LNG	Associated company	Oman	30%
	Qatargas 4 LNG	Associated company	Qatar	30%
	Sakhalin Energy	Associated company	Bermuda	28%
	Woodside	Associated company	Australia	24%	8,236

Downstream
	CNOOC and Shell Petrochemicals (Nanhai)	Jointly controlled entity	China	50%
	Deer Park	Jointly controlled entity	USA	50%
	Infineum	Jointly controlled entity	The Netherlands	50%
	Motiva	Jointly controlled entity	USA	50%
	Saudi Arabia Refinery	Jointly controlled entity	Saudi Arabia	50%
	Saudi Petrochemical	Jointly controlled entity	Saudi Arabia	50%
	Showa Shell	Associated company	Japan	35%	1,208

All shareholdings in the above entities are in ordinary shares or the equivalent and are stated to the nearest percentage point. Fair value information is stated for those associated companies for which there are published price quotations, and represent the relevant share price on December 31, 2010, multiplied by the number of shares held.

Although Shell has a 52% investment in Aera, the governing agreements and constitutive documents for this entity do not allow Shell to control this entity as voting control is either split 50:50 between the shareholders or requires unanimous approval of the shareholders or their representatives. Consequently this entity has not been consolidated.

In 2010, a joint venture incorporated by Shell and PetroChina acquired all the shares of Arrow Energy Limited (Arrow) for total cash consideration of $3,105 million. In addition, Shell contributed related assets and interests in ventures operated by Arrow to the joint venture.

In 2010, Shell sold 29.18% of its interest in Woodside (representing 10.0% of Woodside’s issued capital) for total cash consideration of $3,235 million.

Shell has other major Upstream joint venture activities that operate as jointly controlled assets.

Shell Annual Report and Form 20-F 2010	117
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 10 continued]

C – Transactions between subsidiaries and equity-accounted investments
Transactions with equity-accounted investments mainly comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

	$ MILLION
	2010	2009	2008

Charges to equity-accounted investments	38,368	28,399	40,401
Charges from equity-accounted investments	34,827	27,494	41,151

Balances outstanding at December 31, 2010, and 2009 in respect of the above transactions are presented in Notes 14 and 21.

Guarantees issued in respect of equity-accounted investments were $2.4 billion at December 31, 2010, (2009: $2.5 billion), mainly relating to project finance debt.

11 INVESTMENTS IN SECURITIES

Investments in securities at December 31, 2010, comprise equity securities of $2,812 million (2009: $2,902 million) and debt securities of $997 million (2009: $972 million). Equity securities comprise primarily Shell’s 15% interests in each of the Malaysia LNG Dua Sendirian Berhad and Malaysia LNG Tiga Sendirian Berhad projects. Debt securities comprise a portfolio required to be held by Shell’s insurance companies as security for their activities.

Equity and debt securities carried at fair value totalled $3,544 million at December 31, 2010 (2009: $3,823 million). Of these, $1,156 million (2009: $1,153 million) are measured by reference to prices in active markets for identical assets, and $2,388 million (2009: $2,670 million) are measured by reference to predominantly unobservable inputs. Assets in the latter category, all of which are equity securities, are measured based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value. Movements in the carrying amounts of investments in securities measured using predominantly unobservable inputs are as follows:

	$ MILLION
	2010	2009

At January 1	2,670	2,871
Losses recognised in other comprehensive income	(288)	(277)
Purchases	5	69
Sales	(2)	(2)
Currency translation differences	3	9

At December 31	2,388	2,670

12 OTHER NON-CURRENT ASSETS

		$ MILLION
	Dec 31, 2010	Dec 31, 2009

Receivables	3,833	3,352
Prepayments and deferred charges	1,832	1,767
Loans to equity-accounted investments	1,815	1,833
Derivative contracts (see Note 23)	1,490	2,206

Total	8,970	9,158

The fair value of financial assets included above approximates the carrying amount.

Receivables at December 31, 2010, include $577 million (2009: $488 million) relating to pre-funding arrangements within jointly controlled assets.

118	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

13 INVENTORIES

		$ MILLION
	Dec 31, 2010	Dec 31, 2009

Oil and chemicals	27,742	25,946
Materials	1,606	1,464

Total	29,348	27,410

The cost of inventories recognised in income includes net write-downs and reversals of write-downs, which are driven primarily by fluctuations in oil prices. In 2010, net reversals were $184 million (2009: $1,535 million net reversals; 2008: $1,770 million net write-downs).

14 ACCOUNTS RECEIVABLE

		$ MILLION
	Dec 31, 2010	Dec 31, 2009

Trade receivables	37,436	29,872
Derivative contracts (see Note 23)	19,670	18,250
Prepayments and deferred charges	3,723	3,010
Amounts owed by equity-accounted investments	2,982	2,098
Other receivables	6,291	6,098

Total	70,102	59,328

The fair value of financial assets included above approximates the carrying amount.

Other receivables include income tax recoverable (see Note 17), other taxes recoverable and balances due from joint venture partners.

Provisions for impairments deducted from accounts receivable amounted to $552 million at December 31, 2010 (2009: $692 million).

The ageing of trade receivables at December 31 is as follows:

		$ MILLION
	2010	2009

Not overdue	34,226	26,515
Overdue 1–30 days	1,995	1,825
Overdue 31–60 days	367	381
Overdue 61–90 days	221	101
Overdue 91–180 days	175	462
Overdue more than 180 days	452	588

Total	37,436	29,872

Information about credit risk is provided in Note 23.

15 CASH AND CASH EQUIVALENTS

		$ MILLION
	Dec 31, 2010	Dec 31, 2009

Cash	4,121	3,268
Short-term bank deposits	2,780	1,813
Money market funds and similar instruments	6,543	4,638

Total	13,444	9,719

Included in cash and cash equivalents at December 31, 2010, are amounts totalling $449 million (2009: $439 million) that are subject to currency controls and other legal restrictions. Information about credit risk is presented in Note 23.

Shell Annual Report and Form 20-F 2010	119
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

16 DEBT AND LEASE ARRANGEMENTS

A – Debt

	$ MILLION
	Dec 31, 2010				Dec 31, 2009

	Debt (excluding finance lease obligations	)	Finance lease obligations	Total	Debt (excluding finance lease obligations	)	Finance lease obligations	Total

Short-term debt	5,898		–	5,898	1,490		–	1,490
Long-term debt due within one year	3,757		296	4,053	2,331		350	2,681

Current debt	9,655		296	9,951	3,821		350	4,171
Non-current debt	30,142		4,239	34,381	26,922		3,940	30,862

Total	39,797		4,535	44,332	30,743		4,290	35,033

The fair value of debt excluding finance lease obligations at December 31, 2010, is $42,259 million (2009: $32,584 million).

As at December 31, 2010, debt issued by Shell International Finance B.V., a 100%-owned subsidiary of the Company, and underwritten by guarantees issued by the Company amounted to $36,305 million (2009: $28,120 million), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. Finance lease obligations are secured on the leased assets.

Shell has access to international debt capital markets via two commercial paper programmes (CP programmes), a euro medium-term note programme (EMTN programme) and a US universal shelf registration (US shelf registration). Issuances under the CP programmes are supported by a committed credit facility and cash. These arrangements and undrawn facilities at December 31, are summarised below:

		$ MILLION
	Facility		Amount undrawn

	2010	2009	2010	2009

CP programmes	20,000	20,000	16,063	20,000
EMTN programme	25,000	25,000	12,213	10,368
US shelf registration	unrestricted	unrestricted	n/a	n/a
Committed credit facility	5,100	2,500	5,100	2,500

Under the CP programmes, Shell can issue debt of up to $10 billion with maturities not exceeding 270 days and $10 billion with maturities not exceeding 397 days.

The EMTN programme is updated annually, most recently in July 2010. During 2010, debt totalling $nil (2009: $10,524 million) was issued under this programme.

The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration is updated every three years and was last updated in November 2008. During 2010, debt totalling $7,000 million (2009: $7,500 million) was issued under the registration.

The committed credit facility is available on same-day terms, at pre-agreed margins, and is due to expire in 2015. The terms and availability are not conditional on Shell’s financial ratios or its financial credit ratings.

In addition, other subsidiaries have access to short-term bank facilities totalling $3,628 million at December 31, 2010 (2009: $3,571 million).

Information about liquidity risk is presented in Note 23.

B – Debt (excluding finance lease obligations)
In accordance with risk management policy, Shell has entered into interest rate swaps against most of the fixed rate debt due to mature after more than one year, affecting the effective interest rate on these balances (see Note 23).

The following tables compare contractual cash flows for debt (excluding finance lease obligations) owed at December 31, by year of maturity, with the carrying amount in the Consolidated Balance Sheet. Contractual amounts reflect the effects of changes in currency exchange rates; differences from carrying amounts reflect the effects of discounting, premiums and, where hedge accounting is applied, fair value adjustments. Interest is estimated assuming interest rates applicable to variable rate debt remain constant and there is no change in aggregate principal amounts of debt other than repayment at scheduled maturity as reflected in the table.

120	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 16 continued]

2010	$ MILLION
	Contractual payments

	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount	Carrying amount

CP programmes	3,931	–	–	–	–	–	3,931	–	3,931
EMTN programme	320	2,335	3,335	–	–	7,004	12,994	262	13,256
US shelf registration	3,000	1,500	2,000	2,500	2,750	7,750	19,500	253	19,753
Bank borrowings and other	2,404	32	86	3	169	163	2,857	–	2,857

Total (excluding interest)	9,655	3,867	5,421	2,503	2,919	14,917	39,282	515	39,797

Interest	1,310	1,155	1,040	868	791	6,729	11,893

2009	$ MILLION
	Contractual payments

	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount	Carrying amount

CP programmes	–	–	–	–	–	–	–	–	–
EMTN programme	1,739	291	2,522	3,603	–	7,566	15,721	15	15,736
US shelf registration	–	3,000	500	–	2,500	6,500	12,500	90	12,590
Bank borrowings and other	2,082	154	14	2	1	164	2,417	–	2,417

Total (excluding interest)	3,821	3,445	3,036	3,605	2,501	14,230	30,638	105	30,743

Interest	1,342	1,158	1,033	923	814	5,863	11,133

C – Lease arrangements
Shell enters into leasing arrangements as lessee for, in Upstream, primarily drilling and ancillary equipment and service vessels; in Downstream, primarily tankers, storage capacity and retail sites; and in Corporate, primarily land and buildings.

The future minimum lease payments for finance and operating leases and the present value of minimum finance lease payments at December 31, by payment date are as follows:

2010	$ MILLION
	Finance leases			Operating leases

	Total future minimum lease payments	Interest	Present value of minimum lease payments	Total future minimum lease payments

Less than 1 year	722	426	296	3,976
Between 1 and 5 years	2,580	1,393	1,187	8,088
5 years and later	5,155	2,103	3,052	5,511

Total	8,457	3,922	4,535	17,575

2009	$ MILLION
	Finance leases			Operating leases

	Total future minimum lease payments	Interest	Present value of minimum lease payments	Total future minimum lease payments

Less than 1 year	811	461	350	4,180
Between 1 and 5 years	2,483	1,336	1,147	8,157
5 years and later	4,514	1,721	2,793	4,051

Total	7,808	3,518	4,290	16,388

Future minimum lease payments are stated before deduction of expected rental income from non-cancellable sub-leases of $663 million (2009: $666 million) in respect of finance leases and $306 million (2009: $427 million) in respect of operating leases.

Finance lease obligations include obligations under certain power generation contracts (“tolling agreements”). The present value of the future minimum lease payments under these contracts is $2,386 million at December 31, 2010 (2009: $2,475 million). The leases mature between 2021 and 2024 and the average interest rate is 8%.

Shell Annual Report and Form 20-F 2010	121
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 16 continued]

Shell leases offshore production and storage equipment for use in the Parque das Conchas (BC-10), in respect of which the present value of the future minimum lease payments at December 31, 2010, included within finance lease obligations, is $660 million (2009: $792 million). The leases mature in 2039 and the average interest rate is 16%.

Operating lease expenses were as follows:

	$ MILLION
	2010	2009	2008

Rental expense, of which:	3,373	3,375	3,246
Contingent rentals	172	14	68
Sub-lease income	(99)	(152)	(161)

D – Gearing and net debt
Shell’s financial strategy is to manage its portfolio with the aim that, across the business cycle, “cash in” at least equals “cash out” while maintaining a strong balance sheet.

A key measure of Shell’s capital structure management is the proportion of debt to equity. Across the business cycle Shell aims to manage the gearing ratio (net debt to net debt plus equity) within the range 0–30%. During 2010, gearing ranged from 15.5% to 19.0% (2009: 5.9%–15.5%).

With respect to the objective of maintaining a strong balance sheet, Shell prioritises the application of cash to: capital investment in profitable businesses; the servicing of debt commitments; dividends; and returning surplus cash to equity holders in the form of share buybacks.

Shell aims to grow US dollar dividend returns over time in line with its view of the underlying business earnings and cash flows.

The gearing ratio at December 31 was as follows:

$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2010	2009

Non-current debt	34,381	30,862
Current debt	9,951	4,171

Total debt	44,332	35,033
Cash and cash equivalents	13,444	9,719

Net debt	30,888	25,314
Total equity	149,780	138,135

Total capital	180,668	163,449

Gearing ratio (net debt as percentage of total capital)	17.1%	15.5%

The movement in Shell’s net debt is as follows:

	$ MILLION
	Non-current debt	Current debt	Cash and cash equivalents	Net debt

At January 1, 2010	(30,862)	(4,171)	9,719	(25,314)
Cash flow	(7,084)	(2,153)	3,911	(5,326)
Other movements	3,570	(3,613)	–	(43)
Currency translation differences	(5)	(14)	(186)	(205)

At December 31, 2010	(34,381)	(9,951)	13,444	(30,888)

At January 1, 2009	(13,772)	(9,497)	15,188	(8,081)
Cash flow	(18,231)	7,634	(5,575)	(16,172)
Other movements	1,186	(2,249)	–	(1,063)
Currency translation differences	(45)	(59)	106	2

At December 31, 2009	(30,862)	(4,171)	9,719	(25,314)

122	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 16 continued]

Net debt at December 31 excludes the following items:

	$ MILLION
	2010	2009

Net present value of operating lease obligations [A]	15,878	14,798
Under-funded retirement benefit obligations [B]	6,653	7,118
Fair value hedges related to debt [C]	(1,012)	(1,418)
Cash required for operational requirements	2,300	2,000

	23,819	22,498

[A]	Total future minimum operating lease payments at December 31 discounted at 2.6% in 2010 (2009: 3.0%).
[B]	The excess of pension and other retirement obligations over related plan assets of $2,586 million (2009: $3,293 million) and $4,067 million (2009: $3,825 million) respectively (see Note 18).
[C]	The fair value of hedging derivatives in designated fair value hedges, net of related accrued interest.

17 TAXATION

A – Taxation charge for the period

	$ MILLION
	2010	2009	2008

Charge in respect of current period	16,891	10,912	24,841
Adjustment in respect of prior periods	(507)	(1,615)	(389)

Current taxation	16,384	9,297	24,452

Relating to the origination and reversal of temporary differences	(2,030)	(1,079)	(342)
Relating to changes in tax rates	(60)	(86)	96
Adjustment in respect of prior periods	576	170	138

Deferred taxation	(1,514)	(995)	(108)

Taxation charge	14,870	8,302	24,344

Reconciliations of the expected tax charge to the actual tax charge are as follows:

	$ MILLION
	2010	2009	2008

Income before taxation	35,344	21,020	50,820
Less: Share of profit of equity-accounted investments	(5,953)	(4,976)	(7,446)

Income before taxation and share of profit of equity-accounted investments	29,391	16,044	43,374
Applicable tax charge at statutory tax rates	16,253	9,634	23,673
Adjustment in respect of prior periods	69	(1,445)	(251)
(Derecognition)/recognition of tax losses	(99)	21	32
Income not subject to tax	(1,880)	(747)	(1,568)
Expenses not deductible for tax purposes	1,205	1,263	2,461
Taxable items deductible not expensed	(641)	(521)	(658)
Taxable income not recognised	198	214	498
Other reconciling items, including amounts relating to changes in tax rate	(235)	(117)	157

Taxation charge	14,870	8,302	24,344

The weighted average of statutory tax rates was 55.3% in 2010 (2009: 60.0%; 2008: 54.6%). The decrease from 2009 to 2010 was primarily due to a change in the geographical mix of income in the Upstream segment, with a lower proportion of Upstream income in 2010 arising in jurisdictions subject to relatively higher tax rates. The increase from 2008 to 2009 was also due to a change in the geographical mix of income, with a greater proportion of Upstream income in 2009 arising in jurisdictions subject to relatively higher tax rates.

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

Shell Annual Report and Form 20-F 2010	123
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 17 continued]

B – Taxes payable

	$ MILLION
	Dec 31, 2010	Dec 31, 2009

Income taxes	6,084	5,385
Sales taxes, excise duties and similar levies and social law taxes	4,222	3,804

Total	10,306	9,189

Included in other receivables at December 31, 2010 (see Note 14), is current tax receivable of $357 million (2009: $548 million).

C – Deferred taxation
Movements in deferred tax liabilities and assets during the year, taking into consideration the offsetting balances within the same tax jurisdiction, are as follows:

DEFERRED TAX LIABILITIES	$ MILLION
	Property, plant and equipment	Retirement benefits	Decommissioning and other provisions	Other	Total

At January 1, 2010	17,768	1,257	(5,185)	(2)	13,838
(Credited)/charged to income	(281)	350	(217)	(454)	(602)
Other movements	(1,505)	38	1,764	6	303
Currency translation differences	(73)	(106)	121	(93)	(151)

At December 31, 2010	15,909	1,539	(3,517)	(543)	13,388

At January 1, 2009	16,022	1,382	(4,494)	(392)	12,518
Charged/(credited) to income	641	(360)	(433)	(196)	(348)
Other movements	(304)	109	64	594	463
Currency translation differences	1,409	126	(322)	(8)	1,205

At December 31, 2009	17,768	1,257	(5,185)	(2)	13,838

DEFERRED TAX ASSETS	$ MILLION
	Losses carried forward	Decommissioning and other provisions	Property, plant and equipment	Other	Total

At January 1, 2010	1,360	1,606	(915)	2,482	4,533
(Charged)/credited to income	(242)	953	30	171	912
Other movements	(131)	1,743	(1,502)	(126)	(16)
Currency translation differences	(8)	9	(76)	7	(68)

At December 31, 2010	979	4,311	(2,463)	2,534	5,361

At January 1, 2009	881	1,145	(808)	2,200	3,418
Credited/(charged) to income	224	307	157	(41)	647
Other movements	200	53	(228)	294	319
Currency translation differences	55	101	(36)	29	149

At December 31, 2009	1,360	1,606	(915)	2,482	4,533

Other movements in deferred tax assets and liabilities relate mainly to acquisitions, divestments, reclassifications between assets and liabilities and amounts recognised in other comprehensive income and directly in equity (see Note 25).

Where the realisation of deferred tax assets is dependent on future profits, losses carried forward are recognised only to the extent that business forecasts predict that such profits will be available. At December 31, 2010, recognised losses carried forward amounted to $19,269 million (2009: $14,012 million).

Unrecognised losses, where recovery is not expected, amounted to $8,410 million at December 31, 2010 (2009: $8,070 million), and include, from 2010, $4,840 million (2009: $5,196 million) relating to certain state taxes. Time limits affecting the recovery of these amounts are as follows:

	$ MILLION
	2010	2009

Less than 1 year	9	8
Between 1 and 2 years	17	10
Between 2 and 3 years	10	16
Between 3 and 4 years	5	19
5 years and later, including with no expiry	8,369	8,017

124	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 17 continued]

Earnings retained by subsidiaries and equity-accounted investments amounted to $130,611 million at December 31, 2010 (2009: $122,646 million). Provision has been made for withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either Shell does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

18 RETIREMENT BENEFITS

Retirement plans are provided for employees of major subsidiaries. The nature of such plans varies according to the legal and fiscal requirements and economic conditions of the country in which the employees are engaged.

Shell’s obligation in respect of defined benefit pension plans is based on employees’ years of service and average/final pensionable remuneration. The calculation of the obligation depends on actuarial assumptions, as described in Note 3. Defined benefit plans are typically structured as separate legal entities managed by trustees, who hold the plan assets in trust.

For defined contribution plans, pension cost is the amount of employer contributions payable for the period.

Some subsidiaries have established unfunded defined benefit plans to provide certain other retirement healthcare and life insurance benefits (other benefits) to their retirees. Entitlement to these other benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period.

PENSION AND OTHER BENEFITS	$ MILLION
	Pension benefits		Other benefits

	2010	2009	2010	2009

Change in defined benefit obligation
Obligations for benefits based on employee service to date at January 1	62,718	52,639	3,825	3,494
Increase in present value of the obligation for benefits based on employee service during the year	1,141	965	62	57
Interest on the obligation for benefits in respect of employee service in previous years	3,227	3,131	216	222
Benefit payments made	(3,079)	(2,862)	(151)	(138)
Actuarial losses/(gains)	4,414	5,472	123	(28)
Other movements	(21)	281	6	177
Currency translation differences	(2,552)	3,092	(14)	41

Obligations for benefits based on employee service to date at December 31	65,848	62,718	4,067	3,825

Change in plan assets
Plan assets held in trust at fair value at January 1	59,425	44,299
Expected return on plan assets	3,645	3,142
Actuarial gains	3,555	6,256
Employer contributions	2,063	5,216
Plan participants’ contributions	86	88
Benefit payments made	(3,079)	(2,862)
Other movements	89	25
Currency translation differences	(2,522)	3,261

Plan assets held in trust at fair value at December 31	63,262	59,425

Plan assets (less than)/in excess of the present value of obligations for benefits at December 31	(2,586)	(3,293)	(4,067)	(3,825)
Unrecognised net actuarial losses since adoption of IFRS	10,494	10,640	173	43
Unrecognised past service cost	9	12	44	48

Net amount recognised	7,917	7,359	(3,850)	(3,734)

AMOUNTS RECOGNISED IN THE CONSOLIDATED BALANCE SHEET					$ MILLION
	Total		Pension benefits		Other benefits

	2010	2009	2010	2009	2010	2009

Prepaid pension costs	10,368	10,009	10,368	10,009
Retirement benefit obligations:
Non-current	(5,924)	(5,923)	(2,275)	(2,387)	(3,649)	(3,536)
Current	(377)	(461)	(176)	(263)	(201)	(198)

Net amount recognised	4,067	3,625	7,917	7,359	(3,850)	(3,734)

Shell Annual Report and Form 20-F 2010	125
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 18 continued]

ADDITIONAL INFORMATION	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2010	2009	2008	2007	2006

Pension benefits
Obligation for pension benefits in respect of unfunded plans	3,293	3,087	2,684	2,505	1,931
Obligation for pension benefits in respect of funded plans	62,555	59,631	49,955	60,018	58,327

Total defined benefit obligation	65,848	62,718	52,639	62,523	60,258

Experience adjustments as a percentage of the total benefit obligation	0.1%	(0.5)%	1.0%	0.7%	0.7%
Plan assets	63,262	59,425	44,299	76,198	67,479
Experience adjustments as a percentage of plan assets	5.6%	10.5%	(61.1)%	1.3%	6.1%
Plan (deficit)/surplus	(2,586)	(3,293)	(8,340)	13,675	7,221
Actual return on plan assets	7,200	9,398	(22,087)	5,846	8,133

Other benefits
Total benefit obligation (unfunded)	4,067	3,825	3,494	3,179	3,163
Experience adjustments as a percentage of the total benefit obligation	(3.4)%	(1.9)%	0.6%	6.0%	0.7%

Employer contributions to defined benefit pension plans during 2011 are estimated to be $2.0 billion.

RETIREMENT BENEFIT COSTS	$ MILLION
	Pension benefits			Other benefits

	2010	2009	2008	2010	2009	2008

Service cost	1,141	965	1,202	62	57	59
Interest cost	3,227	3,131	3,337	216	222	187
Expected return on plan assets	(3,645)	(3,142)	(4,974)
Other components	641	1,033	(383)	9	144	7

Cost/(income) of defined benefit plans	1,364	1,987	(818)	287	423	253
Payments to defined contribution plans	329	269	263

Total	1,693	2,256	(555)	287	423	253

Retirement benefit costs are reported principally within production and manufacturing expenses in the Consolidated Statement of Income.

Weighted average plan asset allocations by asset category for the principal pension plans in Shell are:

ASSET ALLOCATION
	Target allocation at Dec 31,	Percentage of plan assets at Dec 31,

	2010	2010	2009

Equities	53%	54%	53%
Debt securities	37%	38%	40%
Real estate	5%	2%	2%
Other	5%	6%	5%

Total	100%	100%	100%

Long-term investment strategies of plans are generally determined by the relevant pension fund trustees using a structured asset liability modelling approach to define the asset mix that best meets the objectives of optimising returns within agreed risk levels while maintaining adequate funding levels.

Assumptions and sensitivities

DEFINED BENEFIT PENSION PLANS
The weighted averages for the principal assumptions applicable for the principal defined benefit pension plans in Shell are:

PENSION BENEFITS ASSUMPTIONS
	2010	2009	2008

Assumptions used to determine benefit obligations at December 31
Expected rates of increase in pensionable salaries	5.5%	5.5%	4.4%
Discount rates	5.1%	5.5%	6.0%

Assumptions used to determine benefit costs for year ended December 31
Expected rates of increase in pensionable salaries	5.5%	4.4%	4.0%
Discount rates	5.5%	6.0%	5.7%
Expected rates of return on plan assets	6.6%	6.7%	6.9%

Average life expectancy assumptions for persons aged 60 at December 31
Men (years)	86	86	85
Women (years)	88	88	87

126	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 18 continued]

Demographic (including mortality) assumptions are determined in the light of local conditions. Mortality assumptions are reviewed annually to reflect the latest available standard mortality tables for individual countries concerned, adjusted where appropriate to reflect the experience of Shell.

The long-term assumptions for pensionable salary increases, used to determine benefit obligations at December 31, 2010, remained at similar levels to those used at December 31, 2009 (2009: 0.75% increase for UK plans and 0.25% increase for US plans).

The assumptions for discount rates reflected decreases of AA rated corporate bond yields of 0.40% in the Eurozone (2009: 0.70%), of 0.40% in the UK (2009: 0.30%) and of 0.50% in the USA (2009: 0.30%).

The effect of a one percentage point increase/(decrease), at December 31, 2010, in the principal pension benefit assumptions would be to increase/(decrease) the defined benefit obligation and annual pension benefit cost (pre-tax) as follows:

SENSITIVITY TO CHANGES IN ASSUMPTIONS RELATING TO PENSION BENEFITS	$ MILLION
	One percentage point

	Increase	Decrease

Expected rates of increase in pensionable salaries
Change in defined benefit obligation	2,126	(1,897)
Change in annual pension benefit cost (pre-tax)	240	(211)
Discount rates
Change in defined benefit obligation	(8,390)	10,517
Change in annual pension benefit cost (pre-tax)	(103)	101
Expected rates of return on plan assets
Change in annual pension benefit cost (pre-tax)	(629)	629

The effect of an increase/(decrease) of one year in life expectancy would be to increase/(decrease) the defined benefit obligation by approximately $2,069 million/($2,147 million).

The impact on the retirement benefit obligation reflected in Shell’s Consolidated Balance Sheet and on Shell’s annual pension benefit cost of changes in assumptions described above excludes the effects of any amortisation of actuarial gains and losses resulting from such changes. The amortisation would vary from year to year by fund depending on whether or not the cumulative unrecognised actuarial gains and losses exceed the corridor (see Note 2). Any amounts outside the corridor would be recognised in income over the expected average remaining working lives of employees for the relevant plan, the average of which across all pension plans at December 31, 2010, is 12 years (2009: 12 years).

Other defined benefit plans
The weighted averages for the discount rate and healthcare cost trend rates applicable for the principal other benefit plans in Shell are:

OTHER BENEFITS ASSUMPTIONS
	2010	2009	2008

Discount rates (used to determine benefit obligations)	5.4%	5.9%	6.3%
Healthcare cost trend rate in year after reporting year	7.7%	7.9%	8.2%
Ultimate healthcare cost trend rate	4.3%	4.3%	4.2%
Year ultimate healthcare cost trend rate is applicable	2027	2027	2027

The effect of a one percentage point increase/(decrease) at December 31, 2010, in the annual rate of increase in the assumed healthcare cost trend rates would be to increase/(decrease) the defined benefit obligation by approximately $523 million/($430 million) and the annual benefit cost (pre-tax) by approximately $36 million/($29 million).

19 OTHER PROVISIONS

	$ MILLION

	Current		Non-current		Total

	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009

Decommissioning and restoration	1,006	653	12,011	11,633	13,017	12,286
Environmental	325	365	797	891	1,122	1,256
Redundancy	746	1,492	204	157	950	1,649
Litigation	175	201	382	499	557	700
Other	1,116	1,096	891	868	2,007	1,964

Total	3,368	3,807	14,285	14,048	17,653	17,855

Shell Annual Report and Form 20-F 2010	127
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 19 continued]

Movements in provisions are as follows:

	$ MILLION
	Decommissioning and restoration	Environmental	Redundancy	Litigation	Other	Total

At January 1, 2010	12,286	1,256	1,649	700	1,964	17,855
Additional provisions	224	89	142	103	662	1,220
Amounts charged against provisions	(350)	(223)	(890)	(236)	(586)	(2,285)
Accretion expense	656	31	–	15	45	747
Reclassifications and other movements	361	(28)	93	(19)	(67)	340
Currency translation differences	(160)	(3)	(44)	(6)	(11)	(224)

At December 31, 2010	13,017	1,122	950	557	2,007	17,653

At January 1, 2009	10,496	1,163	310	958	2,094	15,021
Additional provisions	265	192	1,535	196	680	2,868
Amounts charged against provisions	(424)	(189)	(171)	(489)	(776)	(2,049)
Accretion expense	638	26	–	9	55	728
Reclassifications and other movements	488	13	(27)	8	(155)	327
Currency translation differences	823	51	2	18	66	960

At December 31, 2009	12,286	1,256	1,649	700	1,964	17,855

The timing and amounts settled in respect of these provisions are uncertain and dependent on various factors that are not always within management’s control.

Of the decommissioning and restoration provision at December 31, 2010, an estimated $4,082 million is expected to be utilised within one to five years, $4,059 million within six to ten years, and the remainder in later periods.

Reviews of estimated decommissioning and restoration costs are carried out annually, which in 2010 resulted in an increase of $1,297 million (2009: $477 million) in both the provision, reported within “Reclassifications and other movements”, and the corresponding property, plant and equipment assets reported within “Sales, retirements and other movements” in Note 9. Offsetting this increase in 2010 was a reduction resulting from disposals of assets, primarily in Norway and the USA, of $924 million.

Provisions for environmental remediation costs relate to a number of events in different locations, none of which is individually significant.

The amounts charged against provisions for redundancy in 2010 mainly relate to payments made to staff leaving Shell as a result of the restructuring programme announced in 2009.

Provisions for litigation costs at December 31, 2010, relate to a number of cases, none of which is individually significant. Further information is given in Note 27. In 2009, Shell concluded the settlement of claims arising from the 2004 recategorisation of certain hydrocarbon reserves.

Included in other provisions at December 31, 2010, are $753 million (2009: $750 million) relating to employee end-of-service benefits.

20 OTHER NON-CURRENT LIABILITIES

	$ MILLION
	Dec 31, 2010	Dec 31, 2009

Accruals and deferred income	2,266	2,518
Derivative contracts (see Note 23)	866	987
Advances and customer deposits received	563	630
Liabilities under employee benefit plans	555	451

Total	4,250	4,586

The fair value of financial liabilities included above approximates the carrying amount.

128	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

21 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	$ MILLION
	Dec 31, 2010	Dec 31, 2009

Trade payables	34,476	29,379
Derivative contracts (see Note 23)	20,308	17,755
Accruals and deferred income	12,556	12,540
Amounts due to equity-accounted investments	4,382	3,412
Other payables	4,828	4,075

Total	76,550	67,161

The fair value of financial liabilities included above approximates the carrying amount.

Other payables include balances due to joint venture partners.

22 ORDINARY SHARE CAPITAL

ISSUED AND FULLY PAID	NUMBER OF SHARES
	shares of €0.07 each		shares of £1 each

	Class A	Class B	Sterling deferred

At January 1, 2010	3,545,663,973	2,695,808,103	50,000
Scrip dividends (see Note 26)	18,288,566	–	–

At December 31, 2010	3,563,952,539	2,695,808,103	50,000

At January 1 and December 31, 2009	3,545,663,973	2,695,808,103	50,000

NOMINAL VALUE	$ MILLION
	shares of €0.07 each

	Class A	Class B	Total

At January 1, 2010	300	227	527
Scrip dividends (see Note 26)	2	–	2

At December 31, 2010	302	227	529

At January 1 and December 31, 2009	300	227	527

The total nominal value of sterling deferred shares is less than $1 million.

At its Annual General Meeting on May 18, 2010, the Company’s shareholders approved an amendment to the Articles of Association, pursuant to the Companies Act 2006, removing the requirement to limit authorised share capital. At the same meeting, the Board was authorised to allot the shares or grant rights to subscribe for or convert any securities into ordinary shares of the Company up to an aggregate amount equal to €145 million (representing 2,080 million ordinary shares of €0.07 each). This authority expires at the earlier of August 18, 2011, and the conclusion of the Annual General Meeting held in 2011.

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

Shell has treasury standards applicable to all subsidiaries, and each subsidiary is required to adopt a treasury policy consistent with these standards. These policies cover financing structure: interest rate and foreign exchange risk management; insurance; counterparty risk management; and use of derivative instruments. Wherever possible, treasury operations are carried out through specialist regional organisations without removing from each subsidiary the responsibility to formulate and implement appropriate treasury policies.

Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most subsidiaries is not permitted by their treasury policy.

Shell Annual Report and Form 20-F 2010	129
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 23 continued]

Other than in exceptional cases, the use of external derivative instruments is confined to specialist oil and gas trading and central treasury organisations that have appropriate skills, experience, supervision, control and reporting systems.

Shell’s operations expose it to market, credit and liquidity risk, as described below.

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

On the basis of the floating rate net debt position at December 31, 2010, and assuming other factors (principally foreign exchange rates and commodity prices) remain constant and that no further interest rate management action is taken, an increase/decrease in interest rates of 1% would increase/decrease pre-tax net interest expense by $195 million (2009: $163 million).

The carrying amounts and maturities of Shell’s debt and borrowing facilities are presented in Note 16. Interest expense is presented in Note 5.

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

Shell does not undertake hedging of net investments in foreign operations or of income that arises in foreign operations that are non-dollar functional.

Assuming other factors (principally interest rates and commodity prices) remain constant and that no further foreign exchange risk management action is taken, a 10% appreciation against the dollar at December 31 of the main currencies to which Shell is exposed would have the following pre-tax effects:

	$ MILLION
	Increase/(decrease) in income		Increase/(decrease) in net assets

	2010	2009	2010	2009

10% appreciation against the dollar of:
Sterling	(50)	(83)	965	1,078
Canadian dollar	(406)	(239)	1,213	1,116
Euro	87	(45)	1,567	1,770
Australian dollar	124	38	959	616

The above sensitivity information is calculated by reference to carrying amounts of assets and liabilities at December 31 only. The pre-tax effect on income arises in connection with monetary balances denominated in currencies other than the relevant entity’s functional currency; the pre-tax effect on net assets arises principally from the translation of assets and liabilities of entities that are not dollar-functional.

Foreign exchange gains and losses arising from foreign currency transactions included in income are presented in Note 4.

Price risk
Certain subsidiaries have a mandate to trade natural gas, electrical power, crude oil, refined products, chemical feedstocks and environmental products, and to use commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are managed within authorised limits.

130	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 23 continued]

Shell uses risk management systems for recording and valuing instruments. There is regular review of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques (see below), daily monitoring of trading positions against limits and marking-to-market of trading exposures with a department independent of traders reviewing the market values applied to trading exposures. Although trading losses can and do occur, the nature of Shell’s trading portfolio and its management are considered adequate against the risk of significant losses.

Shell utilises VAR techniques based on variance/covariance or Monte Carlo simulation models and makes a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period and within a 95% confidence level. The calculation of the range of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Each of the models is regularly back-tested against actual fair value movements to ensure model integrity is maintained. During 2010, certain pre-existing gas sale and purchase contracts in Europe were transferred to Shell’s trading portfolio. As a result, their market risk exposure is now monitored on a daily basis, information about which is included in the table below.

VALUE-AT-RISK (PRE-TAX)	$ MILLION
	2010				2009

	High	Low	Average	Year end	High	Low	Average	Year end

Global oil	30	7	13	16	52	8	17	14
North America gas and power	13	3	7	8	20	5	10	12
Europe gas and power	32	1	8	9	2	–	1	1

CREDIT RISK
Shell has policies in place to ensure that wholesale sales of products are made to customers with appropriate creditworthiness. These policies include detailed credit analysis and monitoring of trading partners, restricting large-volume trading activities to the highest-rated counterparties, shortening exposure duration, and taking collateral or other security. Credit information is regularly shared between business and finance functions, with dedicated teams in place to quickly identify and respond to cases of credit deterioration. Mitigation measures are defined and implemented for high-risk business partners and customers, and include shortened payment terms, collateral or other security posting and vigorous collections. In addition, Shell has policies that limit the amount of credit exposure to any individual financial institution. There are no material concentrations of credit risk, with individual customers or geographically, and there has been no significant level of counterparty default in recent years.

In commodity trading, counterparty credit risk is managed within a framework of credit limits with utilisation being regularly reviewed. Credit checks are performed by a department independent of traders, and are undertaken before contractual commitment. Where appropriate, netting arrangements, credit insurance, prepayments and collateral are used to manage specific risks.

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

B – Derivative contracts
The carrying amounts of derivative contracts as at December 31, designated and not designated as hedging instruments for hedge accounting purposes, are as follows:

2010	$ MILLION
	Asset			Liability

	Designated	Not designated	Total	Designated	Not designated	Total	Net

Interest rate swaps	399	–	399	–	–	–	399
Forward foreign exchange contracts	–	167	167	–	349	349	(182)
Currency swaps	1,013	26	1,039	36	354	390	649
Commodity swaps, options, futures and forwards	92	19,281	19,373	540	18,921	19,461	(88)
Other contracts	–	182	182	–	974	974	(792)

Total	1,504	19,656	21,160	576	20,598	21,174	(14)

Included within:
Accounts receivable (Note 14)			19,670
Accounts payable and accrued liabilities (Note 21)						20,308
Other non-current assets (Note 12)			1,490
Other non-current liabilities (Note 20)						866

Total			21,160			21,174

Shell Annual Report and Form 20-F 2010	131
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 23 continued]

2009	$ MILLION
	Asset			Liability

	Designated	Not designated	Total	Designated	Not designated	Total	Net

Interest rate swaps	226	–	226	5	–	5	221
Forward foreign exchange contracts	–	235	235	–	258	258	(23)
Currency swaps	1,796	34	1,830	126	187	313	1,517
Commodity swaps, options, futures and forwards	56	17,786	17,842	298	17,051	17,349	493
Other contracts	–	323	323	–	817	817	(494)

Total	2,078	18,378	20,456	429	18,313	18,742	1,714

Included within:
Accounts receivable (Note 14)			18,250
Accounts payable and accrued liabilities (Note 21)						17,755
Other non-current assets (Note 12)			2,206
Other non-current liabilities (Note 20)						987

Total			20,456			18,742

The maximum exposure to credit risk is the fair value of the derivative assets.

Derivative contracts are used mainly as hedging instruments; however, because hedge accounting is not always applied, movements in the carrying amounts of derivative contracts that are recognised in income are not always matched in the same period by the recognition of the income effects of the related hedged items. Net losses before tax on derivative contracts, excluding realised commodity forward contracts and those accounted for as hedges, are $3,213 million in 2010 (2009: $3,505 million losses; 2008: $505 million gains).

Shell has designated as fair value hedges derivatives which were entered into primarily to mitigate interest rate and foreign exchange risk relating to certain fixed rate debt and price risk relating to certain commodity contracts. The effects on income of these hedging relationships are analysed below.

FAIR VALUE HEDGE ACCOUNTING	$ MILLION
	2010	2009	2008

Relating to debt:
Net interest expense	298	305	274
Net ineffective gain/(loss)	13	203	(10)
Relating to other relationships designated as fair value hedges:
(Loss)/gain on hedging instrument	(193)	(329)	324
Gain/(loss) on hedged item	146	318	(319)

During 2009, accumulated losses on cash flow hedges of $318 million, previously recognised in other comprehensive income, were recognised in revenue in connection with forecast transactions that were no longer expected to occur. Gains and losses on cash flow hedges recognised in other comprehensive income are presented in Note 25.

Shell enters into derivative contracts to supply or acquire physical volumes of commodities at future dates in the course of its trading operations. Financial derivative contracts are used to manage the resulting price exposures. The fair value of the assets and liabilities arising will therefore tend to equate, irrespective of price movements, because for most contracts held for trading there are offsetting physical or financial derivative contracts to mitigate price exposure. Shell manages the liquidity risk associated with these contracts on a fair value basis. As such, the maximum exposure to liquidity risk is the undiscounted fair value of the physical and financial derivative liabilities.

For a minority of commodity derivatives, carrying amounts cannot be derived from quoted market prices or other observable inputs, in which case fair value is estimated using valuation techniques such as Black-Scholes, option spread models and extrapolation using quoted spreads with assumptions developed internally based on observable market activity. Commodity derivatives are generally economically hedged as a portfolio.

Other contracts include certain contracts that are held to sell or purchase commodities, and other contracts containing embedded derivatives, which are required to be recognised at fair value because of pricing or delivery conditions, even though they are only entered into to meet operational requirements. These contracts are expected to mature between 2011 and 2025, with certain contracts having early termination rights (for either party). Valuations are derived from quoted market prices for the next two years; thereafter, from forward gas price curve formulae used in similar contracts, estimated by reference to equivalent oil prices, which are also adjusted for credit risk. Future oil price assumptions are the most significant input to this model, such that a decrease of $10 per barrel in the projected oil price would decrease the estimated fair value of the liability, and increase pre-tax income, by $336 million (2009: $380 million).

132	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 23 continued]

The contractual maturities of derivative liabilities at December 31, together with their carrying amounts, are analysed in the table below.

2010	$ MILLION
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount	Carrying amount

Forward foreign exchange contracts	339	22	1	1	–	–	363	(14)	349
Currency swaps	328	66	1	1	2	58	456	(66)	390
Commodity swaps, options, futures and forwards	13,499	3,713	1,329	505	276	339	19,661	(200)	19,461
Other contracts	265	188	132	134	137	478	1,334	(360)	974

Total	14,431	3,989	1,463	641	415	875	21,814	(640)	21,174

2009	$ MILLION
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount	Carrying amount

Interest rate swaps	(19)	(12)	4	12	18	7	10	(5)	5
Forward foreign exchange contracts	260	6	–	–	–	–	266	(8)	258
Currency swaps	171	97	10	23	39	45	385	(72)	313
Commodity swaps, options, futures and forwards	11,954	3,320	1,313	555	215	191	17,548	(199)	17,349
Other contracts	(14)	135	175	160	155	668	1,279	(462)	817

Total	12,352	3,546	1,502	750	427	911	19,488	(746)	18,742

The net carrying amounts of derivative contracts held at December 31, categorised according to the predominant source and nature of inputs used in determining the fair value of each contract, are as follows:

2010	$ MILLION
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total

Interest rate swaps	–	399	–	399
Forward foreign exchange contracts	–	(182)	–	(182)
Currency swaps	–	649	–	649
Commodity swaps, options, futures and forwards	185	252	(525)	(88)
Other contracts	(42)	28	(778)	(792)

Total	143	1,146	(1,303)	(14)

2009	$ MILLION
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total

Interest rate swaps	–	221	–	221
Forward foreign exchange contracts	–	(23)	–	(23)
Currency swaps	–	1,517	–	1,517
Commodity swaps, options, futures and forwards	(182)	1,289	(614)	493
Other contracts	1	156	(651)	(494)

Total	(181)	3,160	(1,265)	1,714

Shell Annual Report and Form 20-F 2010	133
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 23 continued]

Movements in the net carrying amounts of derivative contracts measured using predominantly unobservable inputs are as follows:

	$ MILLION
	2010	2009

At January 1	(1,265)	(909)
Net gains/(losses) recognised in revenue	237	(245)
Purchases	112	1,213
Sales	(407)	(1,228)
Settlements	–	48
Recategorisations (net)	(9)	(91)
Currency translation differences	29	(53)

At December 31	(1,303)	(1,265)

Included in net gains recognised in revenue for 2010 are unrealised net gains totalling $64 million relating to assets and liabilities held at December 31, 2010 (2009: $819 million losses).

COLLATERAL
The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2010, and presented within accounts receivable (see Note 14), was $254 million (2009: $311 million). The carrying amount of collateral held at December 31, 2010, and presented within accounts payable and accrued liabilities (see Note 21), was $409 million (2009: $512 million).

24 SHARE-BASED COMPENSATION PLANS AND SHARES HELD IN TRUST

A – Share-based compensation plans
The principal share-based employee compensation plan is the Performance Share Plan. Other schemes operated by Shell companies offer employees opportunities to acquire shares in the Company or receive cash benefits measured by reference to the Company’s share price.

Awards under the Performance Share Plan are granted upon certain conditions to eligible employees who are not members of the Executive Committee. The actual amount of shares that may vest range from 0% to 200% of the awards, depending on the outcomes of prescribed performance conditions over a three-year period beginning on January 1 of the award year. Shares vest for nil consideration.

A Monte Carlo option pricing model is used to estimate the fair value of the share-based compensation expense arising from the Performance Share Plan. The model projects and averages the results for a range of potential outcomes for the vesting conditions, the principal assumptions for which are the share price volatility and dividend yields for Shell and four of its main competitors over the last three years and the last 10 years.

Shares granted, vested and expired or forfeited are as follows:

PERFORMANCE SHARE PLAN
	Number of Royal Dutch Shell plc shares

	Class A (million)	Class B (million)	Class A ADSs (million)	Weighted average remaining contractual life (years)

At January 1, 2010	23	10	7	1.1
Granted	8	3	3
Vested	(4)	(2)	(1)
Expired/forfeited	(2)	(1)	(1)

At December 31, 2010	25	10	8	1.0

At January 1, 2009	19	9	6	1.2
Granted	9	4	3
Vested	(2)	(1)	(1)
Expired/forfeited	(3)	(2)	(1)

At December 31, 2009	23	10	7	1.1

Prior to the introduction in 2005 of the Performance Share Plan, Shell operated share option plans under which options over shares and American Depository Shares (“ADSs”) of the Company were awarded to eligible employees, at a price not less than the fair market value of the shares at the date the options were granted. The options have been exercisable since 2008 and, because they lapse (subject to continued employment) 10 years after granting, the plans will cease by 2015.

134	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 24 continued]

Options exercised and expired or forfeited are as follows:

SHARE OPTION PLANS
	Royal Dutch Shell plc Class A shares		Royal Dutch Shell plc Class B shares		Royal Dutch Shell plc Class A ADSs

	Number (million)	Weighted average exercise price ($)	Number (million)	Weighted average exercise price ($)	Number (million)	Weighted average exercise price ($)

Under option at January 1, 2010	54	33.77	21	26.71	11	50.74
Exercised	(4)	21.62	(4)	25.49	(2)	54.02
Expired/forfeited	(4)	39.49	(1)	28.38	–	–

Under option at December 31, 2010	46	31.33	16	25.50	9	50.03

Under option at January 1, 2009	59	33.06	23	23.89	12	50.74
Exercised	(1)	23.09	(1)	22.88	(1)	50.80
Expired/forfeited	(4)	39.44	(1)	30.21	–	–

Under option at December 31, 2009	54	33.77	21	26.71	11	50.74

The underlying weighted average exercise prices for the Company’s Class A and B shares under option at December 31, 2010, were €23.48 (2009: €23.43) and £16.48 (2009: £16.55) respectively.

Expenses and the fair value of awards for the year are as follows:

SHARE-BASED COMPENSATION EXPENSE AND AWARDS	$ MILLION
	2010	2009	2008

Equity-settled plans	478	504	405
Cash-settled plans	223	138	(164)

Total share-based compensation expense	701	642	241

Fair value of share-based compensation awarded in the year	466	386	632

In respect of cash-settled plans, the liability and intrinsic value of vested plans at December 31 are as follows:

CASH-SETTLED PLANS	$ MILLION
	2010	2009

Liability	515	350
Intrinsic value of vested plans	435	141

B – Shares held in trust
Shell employee share ownership trusts purchase the Company’s shares in the open market to meet future obligations arising from share-based compensation granted to employees. At December 31, 2010, they held 51.3 million Class A shares (2009: 55.9 million), 22.5 million Class B shares (2009: 28.2 million) and 15.9 million Class A ADSs (2009: 17.5 million).

The total carrying amount of the Company’s shares, which are all held in connection with the share-based compensation plans, at December 31, 2010, is $2,789 million (2009: $1,711 million).

From 2010, dividends received on shares held in trust are reflected in retained earnings; the carrying amount of shares held in trust and retained earnings at December 31, 2010, reflect the cumulative effect of this change.

Shell Annual Report and Form 20-F 2010	135
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

25 OTHER RESERVES

	$ MILLION
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total

At January 1, 2010	3,444	154	57	1,373	4,954	9,982
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	–	–	–	–	4	4
Scrip dividends (see Note 26)	(2)	–	–	–	–	(2)
Share-based compensation	–	–	–	110	–	110

At December 31, 2010	3,442	154	57	1,483	4,958	10,094

At January 1, 2009	3,444	154	57	1,192	(1,669)	3,178
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	–	–	–	–	6,623	6,623
Share-based compensation	–	–	–	181	–	181

At December 31, 2009	3,444	154	57	1,373	4,954	9,982

At January 1, 2008	3,444	154	48	1,122	9,380	14,148
Other comprehensive (loss) attributable to Royal Dutch Shell plc shareholders	–	–	–	–	(11,049)	(11,049)
Repurchases of shares	–	–	9	–	–	9
Share-based compensation	–	–	–	70	–	70

At December 31, 2008	3,444	154	57	1,192	(1,669)	3,178

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and of The Shell Transport and Trading Company Limited in 2005.

The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

The share plan reserve is maintained in respect of equity-settled share-based compensation plans (see Note 24), and includes related deferred taxation recognised directly in equity of $12 million in 2010 (2009: $22 million; 2008: $68 million).

Accumulated other comprehensive income comprises the following:

2010	$ MILLION
		Recognised in 2010

	Jan 1, 2010	Pre-tax	Tax	After tax	Share of equity- accounted investments	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2010

Currency translation differences
Recognised in the period		138	(4)	134
Reclassified to income		(276)	–	(276)

Net currency translation differences	2,528	(138)	(4)	(142)	388	(42)	204	2,732

Unrealised gains/(losses) on securities
Recognised in the period		(272)	(10)	(282)
Reclassified to income		(25)	9	(16)

Net unrealised gains/(losses) on securities	2,464	(297)	(1)	(298)	48	–	(250)	2,214

Cash flow hedging gains/(losses)
Recognised in the period		(13)	(1)	(14)
Reclassified to income		12	–	12

Net cash flow hedging gains/(losses)	(38)	(1)	(1)	(2)	52	–	50	12

Total	4,954	(436)	(6)	(442)	488	(42)	4	4,958

136	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 25 continued]

2009	$ MILLION
		Recognised in 2009

	Jan 1, 2009	Pre-tax	Tax	After tax	Share of equity- accounted investments	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2009

Currency translation differences
Recognised in the period		6,698	(164)	6,534
Reclassified to income		(44)	–	(44)

Net currency translation differences	(3,984)	6,654	(164)	6,490	74	(52)	6,512	2,528

Unrealised gains/(losses) on securities
Recognised in the period		(101)	(16)	(117)
Reclassified to income		(27)	1	(26)

Net unrealised gains/(losses) on securities	2,679	(128)	(15)	(143)	(72)	–	(215)	2,464

Cash flow hedging gains/(losses)
Recognised in the period		(37)	(1)	(38)
Reclassified to income		318	44	362

Net cash flow hedging gains/(losses)	(364)	281	43	324	2	–	326	(38)

Total	(1,669)	6,807	(136)	6,671	4	(52)	6,623	4,954

2008	$ MILLION
		Recognised in 2008

	Jan 1, 2008	Pre-tax	Tax	After tax	Share of equity- accounted investments	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2008

Currency translation differences
Recognised in the period		(11,988)	287	(11,701)
Reclassified to income		(386)	–	(386)

Net currency translation differences	7,781	(12,374)	287	(12,087)	(19)	341	(11,765)	(3,984)

Unrealised gains/(losses) on securities
Recognised in the period		772	45	817
Reclassified to income		(117)	6	(111)

Net unrealised gains/(losses) on securities	1,955	655	51	706	18	–	724	2,679

Cash flow hedging gains/(losses)
Recognised in the period		(8)	–	(8)
Reclassified to income		1	–	1

Net cash flow hedging gains/(losses)	(356)	(7)	–	(7)	(1)	–	(8)	(364)

Total	9,380	(11,726)	338	(11,388)	(2)	341	(11,049)	(1,669)

26 DIVIDENDS

	$ MILLION
	2010	2009	2008

Interim dividends – Class A shares:
Paid: $1.68 per share (2009: $1.66; 2008: $1.56)	5,239	5,969	5,458
Scrip: $0.42 per share (2009: n/a; 2008: n/a)	549	–	–

Total – Class A shares	5,788	5,969	5,458

Interim dividends – Class B shares:
Paid: $1.68 per share (2009: $1.66; 2008: $1.56)	4,345	4,557	4,058
Scrip: $0.42 per share (2009: n/a; 2008: n/a)	63	–	–

Total – Class B shares	4,408	4,557	4,058

Total	10,196	10,526	9,516

On February 3, 2011, the Directors proposed a further interim dividend in respect of 2010 of $0.42 per Class A share and $0.42 per Class B share. The total dividend amounts to approximately $2,629 million and is payable on March 25, 2011. Under the Scrip Dividend Programme, shareholders can elect to receive dividends in the form of Class A shares.

Shell Annual Report and Form 20-F 2010	137
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 26 continued]

Dividends declared on Class A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends declared on Class B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends declared on ADSs are paid in dollars.

The fair value of the shares issued in connection with the Scrip Dividend Programme is reflected in retained earnings.

27 LEGAL PROCEEDINGS

Groundwater contamination
Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, have been sued by public and quasi-public water purveyors, as well as governmental entities, alleging responsibility for groundwater contamination caused by releases of gasoline-containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. Fewer than 25 of these cases remain. Based on court rulings in SOC’s favour in certain cases claiming damages from threats of contamination, the claims asserted in remaining matters, and Shell’s track record with regard to amounts paid to resolve varying claims, management of Shell does not currently believe that the outcome of the remaining oxygenate-related litigation pending, as at December 31, 2010, will have a material impact on Shell.

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

28 AUDIT FEE

A – Remuneration of auditors

	$ MILLION
	2010	2009	2008

Remuneration in respect of the audit of the Parent Company and Consolidated Financial Statements, including the audit of Shell consolidation returns	4	4	5
Other audit fees, primarily in respect of audits of accounts of subsidiaries	50	53	49

Total audit fees	54	57	54

Total audit-related services (other services provided pursuant to legislation)	1	2	2
Taxation services (primarily for tax compliance)	1	1	–
Other services	–	–	1

Total	56	60	57

B – Remuneration for supply of services in relation to retirement benefit plans for employees of subsidiaries
PricewaterhouseCoopers provides audit services to retirement benefit plans for employees of subsidiaries. Remuneration amounted to $1 million in 2010 (2009: $1 million; 2008: $1 million).

29 EARNINGS PER SHARE

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

138	Shell Annual Report and Form 20-F 2010
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 29 continued]

Earnings per share are identical for Class A and Class B shares.

	Income attributable to Royal Dutch Shell plc shareholders ($ million)	Basic weighted average number of Class A and B shares	Diluted weighted average number of Class A and B shares

2010	20,127	6,132,640,190	6,139,300,098
2009	12,518	6,124,906,119	6,128,921,813
2008	26,277	6,159,102,114	6,171,489,652

30 POST-BALANCE SHEET EVENTS

The sale of Shell’s Rio Grande Valley portfolio in south Texas was concluded for agreed consideration of $1.8 billion.

Shell agreed, subject to regulatory approval, a proposed divestment of the majority of its shareholdings in most of its Downstream businesses in Africa for total consideration of approximately $1 billion.

Shell entered into an exclusivity agreement, expiring on April 1, 2011, under which Shell will sell its Stanlow refinery and associated local marketing businesses in the UK for total consideration of approximately $1.3 billion.

Shell Annual Report and Form 20-F 2010	139
Supplementary information (unaudited) > Oil and gas

SUPPLEMENTARY INFORMATION —
OIL AND GAS [A]

Adoption of revised reserves reporting standards
Shell has significant oil and gas operations, and is therefore required to present certain supplementary disclosures regarding those operations and its proved oil and gas reserves in accordance with the rules of the SEC and the Financial Accounting Standards Board (FASB). On December 28, 2008, the SEC adopted revised rules for the modernisation of oil and gas reporting requirements. In January 2010, the FASB adopted a revised standard for oil and gas reserves estimation and disclosures. Both of those revised standards are effective for annual periods ending on or after December 31, 2009.

Retroactive adoption is not permitted and accordingly:

■	all reserves disclosures for 2008 are reported in accordance with the disclosure standards in effect during that period;
■	all reserves disclosures as at December 31, 2009 and 2010, including the standardised measure of discounted future cash flows, are calculated on the basis of the revised SEC and FASB standards referred to above; and
■	in order to show the changes effected by the revised disclosure rules for 2009, (i) the reserves balances at the beginning of the year 2009 are shown on the basis of the previous rules and (ii) the changes effected by the rules changes are included in revisions and reclassifications for previously booked proved reserves or extensions and discoveries for new proved reserves for 2009.

In accordance with the revised SEC rules, proved oil and gas reserves quantities at December 31, 2010, and December 31, 2009, are based on a 12-month unweighted arithmetic average sales price, calculated on a first-day-of-the-month basis compared with the year-end prices used in 2008.

Reserves
Net quantities (which are unaudited) of proved oil and gas reserves are shown in the tables on pages 141–147. Proved reserves are those quantities of crude oil, natural gas, natural gas liquids, synthetic crude oil and bitumen, and sales products of other non-renewable natural resources which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible in future years from known reservoirs, under existing economic conditions, operating methods and government regulations. In some cases, substantial new investment in additional wells and related facilities will be required to recover these proved reserves. Proved developed oil and gas reserves are reserves of any category that can be expected to be recovered through existing wells with existing equipment and operating methods, or through installed extraction equipment and infrastructure – if the extraction is by means not involving a well and the cost of the required equipment is relatively minor compared with the cost of a new well. The unaudited proved reserves volumes reported exclude volumes attributable to oil and gas discoveries that are not at present considered proved. Such volumes will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

We include proved reserves associated with future production that will be consumed in operations.

Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by government and non-government associated entities) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements that involve Shell companies in risks and rewards but do not transfer title of the product to those companies.

Oil and gas reserves cannot be measured exactly since estimation of reserves involves subjective judgment (see “Risk factors” on pages 13–15). These estimates remain subject to revision and are unaudited supplementary information.

Proved reserves assurance process
A central group of reserves experts, whom on average have over 30 years’ experience in the oil and gas industry, undertake the primary assurance of the proved reserves bookings. This group of experts are part of the Reserves Assurance and Reporting (RAR) organisation. A Vice-President with 39 years’ experience in the oil and gas industry currently heads the RAR organisation. He is a member of the Society of Petroleum Engineers and holds a Bachelor of Science degree in petroleum engineering from the University of Tulsa, Oklahoma, USA and Master of Science degrees in both petroleum engineering and operations research from Stanford University, California, USA. The RAR organisation reports directly to an Executive Vice-President of Finance, who is a member of the Upstream Reserves Committee. The Upstream Reserves Committee is a multidisciplinary committee consisting of senior representatives from the Finance, Legal, Projects & Technology and Upstream organisations. The Upstream Reserves Committee reviews and endorses all proved reserves bookings with final approval remaining with Shell’s Executive Committee. The Internal Audit function also provides secondary assurance through risk-based audits, focusing on the control framework and large proved reserves bookings.

[A]	Reserves, reserves volumes and reserves-related information and disclosure are referred to as “unaudited” as a means of clarifying that this information is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the Consolidated Financial Statements.

140	Shell Annual Report and Form 20-F 2010
Supplementary information (unaudited) > Crude oil, natural gas liquids, synthetic crude oil and bitumen

CRUDE OIL, NATURAL GAS
LIQUIDS, SYNTHETIC CRUDE OIL AND BITUMEN

Shell subsidiaries’ estimated net proved reserves of crude oil, natural gas liquids, synthetic crude oil and bitumen at the end of the year; their share of the net proved reserves of equity-accounted investments at the end of the year; and the changes in such reserves during the year are set out below.

Significant changes in crude oil, natural gas liquids, synthetic crude oil and bitumen proved developed and undeveloped reserves are discussed below.

2010 compared with 2009

SHELL SUBSIDIARIES

Europe
The net increase of 205 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported the continuing better production performance of major assets than historically predicted, primarily in fields in Denmark and the UK.

Asia
The net increase of 313 million barrels in revisions and reclassifications resulted from field performance studies in producing fields, development activities and integration of production systems in our integrated gas-to-liquids project.

Africa
The net increase of 138 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir analyses and updates in fields supported the continuing better performance than historically predicted.

North America – USA
The net increase in revisions and reclassifications and improved recovery of 101 million barrels resulted from production performance studies, development activities and waterflood projects. A further increase of 96 million barrels related to extensions and discoveries from new bookings and extensions of the proved area in the Gulf of Mexico.

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Asia
The net increase of 101 million barrels in revisions and reclassifications resulted from better field production performance and ongoing development activities in fields.

2009 compared with 2008

SHELL SUBSIDIARIES

Europe
The net increase of 123 million barrels in revisions and reclassifications was the result of better reservoir performance from waterfloods, development activity supported by study activity and improved economics. The increase in commodity prices resulted in the rebooking of some 49 million barrels debooked in 2008.

Asia
The net increase of 210 million barrels in revisions and reclassifications in Oman, Kazakhstan and Malaysia related to ongoing development activity, study activity, improved performance data and improved economic conditions related to changes in commodity prices. Some 60 million barrels of the additions were estimated to be the result of applying the revised SEC rules and were related to the use of analogues in the aggregate.

Africa
The addition of 241 million barrels was mainly the result of the net increase of 189 million barrels in revisions and reclassifications mainly located in Nigeria, related to ongoing development and study activity, improved economics and changes in commercial agreements and an impairment reversal in Nigeria. The increase of 51 million barrels in extensions and discoveries was mainly associated with new bookings in fields in Nigeria.

North America – USA
The net increase of 146 million barrels was mainly from 92 million barrels in revisions and reclassifications associated with performance improvements including waterfloods, study activity and improved economics related to the higher commodity prices. A further increase of 54 million barrels was related to extensions and discoveries from new bookings.

North America – Canada
The total of 1,630 million barrels of additions to synthetic crude oil came mainly from 1,207 million barrels in revisions and reclassifications of which 997 million barrels were proven minable oil sands. This included the conversion of proven minable oil sands reserves to synthetic crude oil reserves that were previously included in our proven minable reserves in accordance with the revised SEC and FASB rules. Additional upward revisions were the result of completed geoscience and engineering study work as well as a further increase of 65 million barrels due to the addition of consumed in operations volumes. The increase of 423 million barrels was related to extensions and discoveries from new mine extensions.

The net increase of 54 million barrels in revisions and reclassifications for bitumen were related primarily to improved economics due to a higher commodity price for bitumen in 2009.

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Asia
The net increase of 200 million barrels related to revisions and reclassifications in Abu Dhabi, Brunei, Russia and Qatar. These revisions were primarily related to licence agreement extensions, the positive results of new well information and better than expected well performance related to ongoing development activity and study work.

North America – USA
The net increase of 73 million barrels in revisions and reclassifications was related to improved field performance, study activity and improved economics due to a higher commodity price.

Shell Annual Report and Form 20-F 2010	141
Supplementary information (unaudited) > Crude oil, natural gas liquids, synthetic crude oil and bitumen

Crude oil, natural gas liquids, synthetic crude oil and bitumen

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2010						MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	496	1,231	77	735	422	38	1,599	57	38	3,037	1,599	57	4,693
Revisions and reclassifications	205	313	7	138	47	2	(4)	(2)	17	729	(4)	(2)	723
Improved recovery	–	8	–	–	54	–	–	–	–	62	–	–	62
Extensions and discoveries	–	7	1	7	96	2	–	3	31	144	–	3	147
Purchases of minerals in place	11	33	–	14	1	–	–	–	–	59	–	–	59
Sales of minerals in place	(23)	–	–	(14)	(5)	–	–	–	–	(42)	–	–	(42)
Production [A]	(102)	(99)	(11)	(130)	(59)	(7)	(28)	(7)	(20)	(428)	(28)	(7)	(463)

At December 31	587	1,493	74	750	556	35	1,567	51	66	3,561	1,567	51	5,179

Shell share of equity-accounted investments
At January 1	30	599	58	–	288	–	–	–	19	994	–	–	994
Revisions and reclassifications	2	101	2	–	22	–	–	–	6	133	–	–	133
Improved recovery	–	4	–	–	–	–	–	–	–	4	–	–	4
Extensions and discoveries	–	9	–	–	4	–	–	–	1	14	–	–	14
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(15)	–	–	–	–	–	–	(15)	–	–	(15)
Production	(2)	(121)	(10)	–	(27)	–	–	–	(3)	(163)	–	–	(163)

At December 31	30	592	35	–	287	–	–	–	23	967	–	–	967

Total	617	2,085	109	750	843	35	1,567	51	89	4,528	1,567	51	6,146

Reserves attributable to non-controlling interest in Shell subsidiaries held by third parties
At December 31	–	5	–	13	–	–	–	–	–	18	–	–	18

[A]	Includes 2 million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2010						MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	384	341	40	379	249	23	691	29	35	1,451	691	29	2,171
At December 31	496	382	36	406	262	26	1,214	23	38	1,646	1,214	23	2,883

Shell share of equity-accounted investments
At January 1	9	420	39	–	216	–	–	–	17	701	–	–	701
At December 31	22	402	22	–	205	–	–	–	21	672	–	–	672

PROVED UNDEVELOPED RESERVES 2010							MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	112	890	37	356	173	15	908	28	3	1,586	908	28	2,522
At December 31	91	1,111	38	344	294	9	353	28	28	1,915	353	28	2,296

Shell share of equity-accounted investments
At January 1	21	179	19	–	72	–	–	–	2	293	–	–	293
At December 31	8	190	13	–	82	–	–	–	2	295	–	–	295

142	Shell Annual Report and Form 20-F 2010
Supplementary information (unaudited) > Crude oil, natural gas liquids, synthetic crude oil and bitumen

Crude oil, natural gas liquids, synthetic crude oil and bitumen

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2009							MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	481	1,069	65	598	347	40	–	8	12	2,612	–	8	2,620
Revisions and reclassifications	123	210	4	189	92	4	1,207	54	11	633	1,207	54	1,894
Improved recovery	–	39	–	1	–	–	–	–	–	40	–	–	40
Extensions and discoveries	7	15	19	51	54	1	423	2	24	171	423	2	596
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	(1)	–	–	–	–	–	–	–	–	(1)	–	–	(1)
Production [A]	(114)	(102)	(11)	(104)	(71)	(7)	(31)	(7)	(9)	(418)	(31)	(7)	(456)

At December 31	496	1,231	77	735	422	38	1,599	57	38	3,037	1,599	57	4,693

Shell share of equity-accounted investments
At January 1	10	493	59	–	241	–	–	–	20	823	–	–	823
Revisions and reclassifications	22	200	12	–	73	–	–	–	1	308	–	–	308
Improved recovery	–	2	–	–	–	–	–	–	–	2	–	–	2
Extensions and discoveries	–	18	–	–	3	–	–	–	–	21	–	–	21
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(2)	(114)	(13)	–	(29)	–	–	–	(2)	(160)	–	–	(160)

At December 31	30	599	58	–	288	–	–	–	19	994	–	–	994

Total	526	1,830	135	735	710	38	1,599	57	57	4,031	1,599	57	5,687

Reserves attributable to non-controlling interest in Shell subsidiaries held by third parties
At December 31	–	–	–	10	–	–	–	–	–	10	–	–	10

[A]	Includes 2 million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2009							MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	376	307	55	300	175	26	–	8	10	1,249	–	8	1,257
At December 31	384	341	40	379	249	23	691	29	35	1,451	691	29	2,171

Shell share of equity-accounted investments
At January 1	8	375	49	–	189	–	–	–	19	640	–	–	640
At December 31	9	420	39	–	216	–	–	–	17	701	–	–	701

PROVED UNDEVELOPED RESERVES 2009							MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	105	762	10	298	172	14	–	–	2	1,363	–	–	1,363
At December 31	112	890	37	356	173	15	908	28	3	1,586	908	28	2,522

Shell share of equity-accounted investments
At January 1	2	118	10	–	52	–	–	–	1	183	–	–	183
At December 31	21	179	19	–	72	–	–	–	2	293	–	–	293

Shell Annual Report and Form 20-F 2010	143
Supplementary information (unaudited) > Crude oil and natural gas liquids

Crude oil and natural gas liquids

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2008						MILLION BARRELS
					North America
	Europe	Asia	Oceania	Africa	USA	Canada [A]	South America	Total

Shell subsidiaries
At January 1	615	996	63	574	375	119	9	2,751
Revisions and reclassifications	13	174	11	108	35	(58)	12	295
Improved recovery	–	23	–	31	–	–	–	54
Extensions and discoveries	9	15	4	5	7	–	–	40
Purchases of minerals in place	–	–	–	–	–	4	–	4
Sales of minerals in place	(21)	(36)	(2)	(4)	(1)	–	–	(64)
Production	(135)	(103)	(11)	(116)	(69)	(17)	(9)	(460)

At December 31	481	1,069	65	598	347	48	12	2,620

Shell share of equity-accounted investments
At January 1	26	609	63	–	297	–	30	1,025
Revisions and reclassifications	(14)	(17)	11	–	(27)	–	(6)	(53)
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	–	10	–	–	1	–	–	11
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(1)	–	–	–	–	(1)
Production	(2)	(109)	(14)	–	(30)	–	(4)	(159)

At December 31	10	493	59	–	241	–	20	823

Reserves attributable to non-controlling interest in Shell subsidiaries held by third parties
At December 31	–	–	–	8	–	–	–	8

PROVED DEVELOPED RESERVES 2008						MILLION BARRELS
					North America
	Europe	Asia	Oceania	Africa	USA	Canada [A]	South America	Total

Shell subsidiaries
At January 1	470	329	39	352	185	74	7	1,456
At December 31	376	307	55	300	175	34	10	1,257

Shell share of equity-accounted investments
At January 1	7	442	52	–	238	–	25	764
At December 31	8	375	49	–	189	–	19	640

[A]	Includes bitumen reserves.

144	Shell Annual Report and Form 20-F 2010
Supplementary information (unaudited) > Natural gas

NATURAL GAS

Shell subsidiaries’ estimated net proved reserves of natural gas at the end of the year; their share of the net proved reserves of equity-accounted investments at the end of the year; and the changes in such reserves during the year are set out below. The volumes in the table below have not been adjusted to standard heat content. Apart from integrated projects, volumes of gas are reported on an “as-sold” basis. The price used to calculate future revenues and cash flows from proved gas reserves is the contract price or the 12-month average on “as-sold” volumes. Volumes associated with integrated projects are those measured at a designated transfer point between the Upstream and Downstream portions of the integrated project. Natural gas has been converted to oil equivalent using a factor of 5,800 scf per barrel.

Significant changes in natural gas proved developed and undeveloped reserves are discussed below.

2010 compared with 2009

SHELL SUBSIDIARIES

Europe
The net increase of 1,077 thousand million scf in revisions and reclassifications resulted from better production performance combined with a higher average price resulting in extending the End of Field Life primarily in Denmark, Germany and Norway.

Asia
A net decrease of 1,379 thousand million scf in revisions and reclassifications primarily resulted from a decrease in economic entitlement share due to higher commodity prices.

Oceania
A net increase of 262 thousand million scf from revisions and reclassifications resulted from better field production performance and subsurface/surface facilities studies.

Africa
The increase of 194 thousand million scf in extensions and discoveries resulted from new bookings of technically and commercially mature reservoirs.

North America – USA
A net increase of 292 thousand million scf in revisions and reclassifications related to drilling activities and higher commodity prices. The increase of 432 thousand million scf in extensions and discoveries resulted from new bookings and extensions of proved areas by drilling activities.

North America – Canada
The increase of 334 thousand million scf in extensions and discoveries related to development drilling which resulted in additional proved areas and an extended End of Field Life.

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Asia
The net increase of 321 thousand million scf in revisions and reclassifications primarily resulted from an update of reservoir models, reflecting continuous better production performance than historically predicted, development activities and an extended End of Field Life. A further increase of 184 thousand million scf in extensions and discoveries resulted from drilling activities and field performance studies.

Oceania
In Australia a net decrease of 468 thousand million scf resulted from acquisition and divestment activity.

2009 compared with 2008

SHELL SUBSIDIARIES

Europe
The net increase of 751 thousand million scf in revisions and reclassifications resulted from improved performance data, ongoing development and study activity and the inclusion of consumed in operations volumes in Denmark, Germany, Norway and the UK; this increase was partially offset by the negative impact of lower gas prices. This included the proved reserves associated with future production that will be consumed in operations of 226 thousand million scf.

Asia
The net increase of 580 thousand million scf in revisions and reclassifications was primarily the result of additional development drilling, better performance results and rebookings in Malaysia due to higher commodity prices and further development activity in Qatar. These increases were partially offset by the negative PSC effects related to the higher product prices, predominantly in Qatar. The effect of including future production that will be consumed in operations was 603 thousand million scf.

Oceania
The increase of 2,880 thousand million scf in extensions and discoveries primarily related to new bookings offshore Australia and included future production that will be consumed in operations of 360 thousand million scf.

Africa
The combined net increase of 1,460 thousand million scf was primarily the result of new bookings from field extensions and of development and study activity in a number of fields in Nigeria.

North America – USA
The increase of 229 thousand million scf in extensions and discoveries was primarily due to new bookings resulting from ongoing development activity both onshore and offshore the USA. Proved reserves associated with future production that will be consumed in operations were 99 thousand million scf; this was significantly impacted by negative revisions related to lower gas prices in 2009.

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Europe
The net increase of 594 thousand million scf in revisions and reclassifications was predominantly from fields in the Netherlands and was related to re-evaluations of reservoir performance and the inclusion of future production related to own use consumed in operations. The effect of including future production that will be consumed in operations on proved reserves was 271 thousand million scf.

Asia
The net increase of 1,008 thousand million scf in revisions and reclassifications was the combined result of additional development drilling, better performance results and study activity in Russia and Brunei. This also included an increase of 600 thousand million scf of proved reserves volumes that will be consumed in operations.

Shell Annual Report and Form 20-F 2010	145
Supplementary information (unaudited) > Natural gas

Oceania
The net increase of 862 thousand million scf in revisions and reclassifications was primarily due to related development and study activities in Australia and the addition of proved reserves volumes that will be consumed in operations.

Natural gas

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2010				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	4,722	13,733	4,800	3,038	2,258	1,172	238	29,961
Revisions and reclassifications	1,077	(1,379)	262	118	292	36	(75)	331
Improved recovery	–	–	–	–	41	–	–	41
Extensions and discoveries	–	122	9	194	432	334	13	1,104
Purchases of minerals in place	2	9	–	5	173	–	–	189
Sales of minerals in place	(20)	–	(20)	(80)	(94)	(11)	(2)	(227)
Production [A]	(699)	(515)	(237)	(286)	(431)	(223)	(25)	(2,416)

At December 31	5,082	11,970	4,814	2,989	2,671	1,308	149	28,983

Shell share of equity-accounted investments
At January 1	11,113	6,079	1,832	–	65	–	5	19,094
Revisions and reclassifications	103	321	52	–	16	–	6	498
Improved recovery	–	1	–	–	–	–	–	1
Extensions and discoveries	–	184	–	–	–	–	–	184
Purchases of minerals in place	–	–	48	–	–	–	–	48
Sales of minerals in place	–	–	(516)	–	–	–	–	(516)
Production [B]	(732)	(337)	(81)	–	(7)	–	–	(1,157)

At December 31	10,484	6,248	1,335	–	74	–	11	18,152

Total	15,566	18,218	6,149	2,989	2,745	1,308	160	47,135

Reserves attributable to non-controlling interest in Shell subsidiaries held by third parties
At December 31	–	24	–	8	–	–	–	32

[A]	Includes 138 thousand million standard cubic feet consumed in operations.
[B]	Includes 40 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2010				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	3,574	2,418	1,046	957	1,248	754	173	10,170
At December 31	4,358	2,273	1,041	1,092	1,460	869	89	11,182

Shell share of equity-accounted investments
At January 1	8,732	1,973	354	–	56	–	5	11,120
At December 31	8,154	2,510	311	–	55	–	9	11,039

PROVED UNDEVELOPED RESERVES 2010				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	1,148	11,315	3,754	2,081	1,010	418	65	19,791
At December 31	724	9,697	3,773	1,897	1,211	439	60	17,801

Shell share of equity-accounted investments
At January 1	2,381	4,106	1,478	–	9	–	–	7,974
At December 31	2,330	3,738	1,024	–	19	–	2	7,113

146	Shell Annual Report and Form 20-F 2010
Supplementary information (unaudited) > Natural gas

Natural gas

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2009				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	4,641	13,556	2,045	1,759	2,392	1,231	303	25,927
Revisions and reclassifications	751	580	94	740	36	(4)	(41)	2,156
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	30	198	2,880	720	229	160	8	4,225
Purchases of minerals in place	–	–	16	–	–	–	–	16
Sales of minerals in place	–	–	–	–	–	–	–	–
Production [A]	(700)	(601)	(235)	(181)	(399)	(215)	(32)	(2,363)

At December 31	4,722	13,733	4,800	3,038	2,258	1,172	238	29,961

Shell share of equity-accounted investments
At January 1	11,091	5,256	1,055	–	10	–	–	17,412
Revisions and reclassifications	594	1,008	862	–	63	–	5	2,532
Improved recovery	–	1	–	–	–	–	–	1
Extensions and discoveries	29	71	–	–	1	–	–	101
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–
Production [B]	(601)	(257)	(85)	–	(9)	–	–	(952)

At December 31	11,113	6,079	1,832	–	65	–	5	19,094

Total	15,835	19,812	6,632	3,038	2,323	1,172	243	49,055

Reserves attributable to non-controlling interest in Shell subsidiaries held by third parties
At December 31	–	15	–	5	–	–	–	20

[A]	Includes 188 thousand million standard cubic feet consumed in operations.
[B]	Includes 30 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2009				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	3,371	2,021	1,501	593	1,194	747	144	9,571
At December 31	3,574	2,418	1,046	957	1,248	754	173	10,170

Shell share of equity-accounted investments
At January 1	9,131	852	575	–	8	–	–	10,566
At December 31	8,732	1,973	354	–	56	–	5	11,120

PROVED UNDEVELOPED RESERVES 2009				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	1,270	11,535	544	1,166	1,198	484	159	16,356
At December 31	1,148	11,315	3,754	2,081	1,010	418	65	19,791

Shell share of equity-accounted investments
At January 1	1,960	4,404	480	–	2	–	–	6,846
At December 31	2,381	4,106	1,478	–	9	–	–	7,974

Shell Annual Report and Form 20-F 2010	147
Supplementary information (unaudited) > Natural gas

Natural gas

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2008				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	4,903	10,572	1,884	1,741	2,468	923	334	22,825
Revisions and reclassifications	356	3,326	273	143	178	(3)	5	4,278
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	93	156	55	130	135	52	–	621
Purchases of minerals in place	–	–	40	–	–	408	–	448
Sales of minerals in place	(1)	–	–	–	(7)	–	–	(8)
Production	(710)	(498)	(207)	(255)	(382)	(149)	(36)	(2,237)

At December 31	4,641	13,556	2,045	1,759	2,392	1,231	303	25,927

Shell share of equity-accounted investments
At January 1	11,578	5,678	802	–	12	–	–	18,070
Revisions and reclassifications	144	(569)	330	–	1	–	–	(94)
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	17	330	–	–	–	–	–	347
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	(11)	–	–	–	–	–	–	(11)
Production	(637)	(183)	(77)	–	(3)	–	–	(900)

At December 31	11,091	5,256	1,055	–	10	–	–	17,412

Reserves attributable to non-controlling interest in Shell subsidiaries held by third parties
At December 31	–	21	–	–	–	–	–	21

PROVED DEVELOPED RESERVES 2008				THOUSAND MILLION STANDARD CUBIC FEET
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Shell subsidiaries
At January 1	3,185	1,311	983	703	1,319	687	170	8,358
At December 31	3,371	2,021	1,501	593	1,194	747	144	9,571

Shell share of equity-accounted investments
At January 1	9,543	960	373	–	8	–	–	10,884
At December 31	9,131	852	575	–	8	–	–	10,566

148	Shell Annual Report and Form 20-F 2010
Supplementary information (unaudited) > Standardised measure of discounted future cash flows

STANDARDISED MEASURE
OF DISCOUNTED FUTURE
CASH FLOWS

SEC Form 20-F requires the disclosure of a standardised measure of discounted future cash flows, relating to proved oil and gas reserves quantities and based on a 12-month unweighted arithmetic average sales price, calculated on a first-day-of-the-month basis, with cost factors based on those at the end of each year, currently enacted tax rates and a 10% annual discount factor. For 2008, the price and costs were those at year end. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity.

In addition, a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

2010 – SHELL SUBSIDIARIES							$ MILLION
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Future cash inflows	82,004	125,394	35,794	65,203	53,573	114,649	4,873	481,490
Future production costs	28,812	24,155	8,797	22,453	25,277	67,835	2,507	179,836
Future development costs	11,719	17,432	11,946	7,770	11,753	18,988	1,330	80,938
Future tax expenses	25,739	34,635	5,090	21,854	5,852	7,521	572	101,263

Future net cash flows	15,734	49,172	9,961	13,126	10,691	20,305	464	119,453
Effect of discounting cash flows at 10%	4,150	29,399	8,498	4,111	3,835	13,524	82	63,599

Standardised measure of discounted future net cash flows	11,584	19,773	1,463	9,015	6,856	6,781	382	55,854

Non-controlling interest included	–	126	–	166	–	–	–	292

2010 – SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS						$ MILLION
					North America

	Europe	Asia	Oceania [A]	Africa	USA	Canada	South America	Total

Future cash inflows	71,140	69,452	12,179	–	21,994	–	1,667	176,432
Future production costs	50,406	30,703	3,083	–	8,099	–	493	92,784
Future development costs	2,265	5,116	1,410	–	2,944	–	118	11,853
Future tax expenses	6,881	14,750	1,751	–	3,921	–	531	27,834

Future net cash flows	11,588	18,883	5,935	–	7,030	–	525	43,961
Effect of discounting cash flows at 10%	5,159	7,024	2,423	–	2,928	–	165	17,699

Standardised measure of discounted future net cash flows	6,429	11,859	3,512	–	4,102	–	360	26,262

[A]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd as from November 2010 (previously: 34%), a publicly listed company on the Australian Securities Exchange. We have limited access to data, accordingly the numbers are estimated.

2009 – SHELL SUBSIDIARIES						$ MILLION
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Future cash inflows	61,836	87,327	29,353	48,742	32,766	91,855	2,481	354,360
Future production costs	23,116	18,367	9,169	18,697	16,964	62,287	1,268	149,868
Future development costs	11,724	18,429	12,977	5,975	6,131	20,303	444	75,983
Future tax expenses	14,496	21,254	2,955	10,929	3,496	2,969	313	56,412

Future net cash flows	12,500	29,277	4,252	13,141	6,175	6,296	456	72,097
Effect of discounting cash flows at 10%	3,010	19,848	5,319	3,649	1,517	5,306	53	38,702

Standardised measure of discounted future net cash flows	9,490	9,429	(1,067)	9,492	4,658	990	403	33,395

Non-controlling interest included	–	5	–	105	–	–	–	110

Shell Annual Report and Form 20-F 2010	149
Supplementary information (unaudited) > Standardised measure of discounted future cash flows

2009 – SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS						$ MILLION
					North America

	Europe	Asia	Oceania [A]	Africa	USA	Canada	South America	Total

Future cash inflows	84,784	54,598	29,412	–	15,778	–	1,001	185,573
Future production costs	58,794	24,105	13,549	–	7,565	–	459	104,472
Future development costs	2,624	5,679	4,700	–	2,488	–	54	15,545
Future tax expenses	9,105	10,576	4,658	–	2,073	–	286	26,698

Future net cash flows	14,261	14,238	6,505	–	3,652	–	202	38,858
Effect of discounting cash flows at 10%	6,530	5,485	3,020	–	1,443	–	34	16,512

Standardised measure of discounted future net cash flows	7,731	8,753	3,485	–	2,209	–	168	22,346

[A]	Reflects Shell’s ownership of 34% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data, accordingly the numbers are estimated.

2008							$ MILLION
						North America

	Europe	Asia	Oceania		Africa	USA	Canada [A]	South America	Total

Shell subsidiaries:
Future cash inflows	46,960	56,134	6,621		24,059	25,939	7,973	1,107	168,793
Future production costs	17,007	15,923	2,805		11,107	13,737	5,246	429	66,254
Future development costs	9,848	15,463	1,023		5,727	8,683	1,849	153	42,746
Future tax expenses	11,188	10,103	861		2,360	1,419	325	170	26,426

Future net cash flows	8,917	14,645	1,932		4,865	2,100	553	355	33,367
Effect of discounting cash flows at 10%	2,186	10,940	754		1,078	338	(61)	137	15,372

Standardised measure of discounted future net cash flows	6,731	3,705	1,178		3,787	1,762	614	218	17,995

Shell share of equity-accounted investments	9,921	2,834	396	[B]	–	783	–	66	14,000

Non-controlling interests included	–	1	–		(19)	–	–	–	(18)

[A]	Excludes synthetic crude oil.
[B]	Reflects Shell’s ownership of 34% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data, accordingly the numbers are estimated.

Change in standardised measure of discounted
future net cash flows relating to proved oil and
gas reserves

2010			$ MILLION
	Shell subsidiaries	Shell share of equity- accounted investments	Total

At January 1	33,395	22,346	55,741
Net changes in prices and production costs	49,223	10,585	59,808
Extensions, discoveries and improved recovery	5,486	785	6,271
Purchases and sales of minerals in place	317	(2,070)	(1,753)
Revisions of previous reserves estimates	23,288	3,732	27,020
Development cost related to future production	(12,355)	(698)	(13,053)
Sales and transfers of oil and gas, net of production costs	(36,841)	(11,432)	(48,273)
Development cost incurred during the year	13,454	2,380	15,834
Accretion of discount	5,928	3,393	9,321
Net change in income tax	(26,041)	(2,759)	(28,800)

At December 31	55,854	26,262	82,116

150	Shell Annual Report and Form 20-F 2010
Supplementary information (unaudited) > Standardised measure of discounted future cash flows

2009			$ MILLION
	Shell subsidiaries	Shell share of equity- accounted investments	Total

At January 1	17,995	14,000	31,995
Net changes in prices and production costs	35,269	15,067	50,336
Extensions, discoveries and improved recovery	17,898	2,328	20,226
Purchases and sales of minerals in place	(23)	–	(23)
Revisions of previous reserve estimates	18,267	7,045	25,312
Development cost related to future production	(28,834)	(6,071)	(34,905)
Sales and transfers of oil and gas, net of production costs	(27,443)	(12,829)	(40,272)
Development cost incurred during the year	14,569	3,861	18,430
Accretion of discount	2,901	2,994	5,895
Net change in income tax	(17,204)	(4,049)	(21,253)

At December 31	33,395	22,346	55,741

SHELL SUBSIDIARIES	$ MILLION
2008

At January 1	54,359
Net changes in prices and production costs	(69,345)
Extensions, discoveries and improved recovery	3,640
Purchases and sales of minerals in place	(759)
Revisions of previous reserves estimates	12,718
Development cost related to future production	(3,275)
Sales and transfers of oil and gas, net of production costs	(48,503)
Development cost incurred during the year	10,669
Accretion of discount	10,362
Net change in income tax	48,129

At December 31	17,995

Additional information concerning proved
reserves

Proved reserves can be either developed or undeveloped. Subsidiaries’ proved reserves at December 31, 2010, were divided into 47% developed and 53% undeveloped on a barrel of oil equivalent basis. For the Shell share of equity-accounted investments the proved reserves were divided into 63% developed and 37% undeveloped.

Proved reserves are recognised under various forms of contractual agreements. Shell’s proved reserves volumes at December 31, 2010, present in agreements such as PSCs or other forms of economic entitlement contracts, where the Shell share of reserves can vary with commodity prices, were approximately 1,533 million barrels of crude oil and natural gas liquids, and 14,390 thousand million scf of gas.

Shell Annual Report and Form 20-F 2010	151
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

Shell subsidiaries

	$ MILLION
	2010	2009

Cost
Proved properties [A]	159,099	151,303
Unproved properties	26,420	20,787
Support equipment and facilities	6,034	5,778

	191,553	177,868

Depreciation
Proved properties [A]	90,873	88,226
Unproved properties	2,095	1,899
Support equipment and facilities	3,255	2,687

	96,223	92,812

Net capitalised costs	95,330	85,056

[A]	Includes capitalised asset decommissioning and restoration costs and related depreciation.

Shell share of equity-accounted investments

	$ MILLION
	2010	2009

Cost
Proved properties [A]	41,968	40,555
Unproved properties	3,058	891
Support equipment and facilities	3,156	2,991

	48,182	44,437

Depreciation
Proved properties [A]	22,576	20,552
Unproved properties	131	62
Support equipment and facilities	1,657	1,676

	24,364	22,290

Net capitalised costs	23,818	22,147

[A]	Includes capitalised asset decommissioning and restoration costs and related depreciation.

152	Shell Annual Report and Form 20-F 2010
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

Shell subsidiaries

2010				$ MILLION
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Acquisition of properties
Proved	302	4	–	313	38	–	–	657
Unproved	304	110	–	330	5,776	86	–	6,606
Exploration	380	414	410	508	1,939	443	277	4,371
Development [A]	2,590	2,800	437	1,569	2,072	3,239	307	13,014

[A]	Includes capitalised asset decommissioning and restoration costs.

2009				$ MILLION
					North America

	Europe	Asia	Oceania	Africa	USA	Canada		South America	Total

Acquisition of properties
Proved	10	531	99	–	–	3		–	643
Unproved	–	2	163	163	224	43		7	602
Exploration	485	355	385	376	1,632	373		267	3,873
Development [A]	2,378	3,669	533	1,768	2,315	4,002	[B]	296	14,961

[A]	Includes capitalised asset decommissioning and restoration costs.
[B]	Includes synthetic crude oil activities of $3,110 million.

2008				$ MILLION
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Acquisition of properties
Proved	1	115	60	16	–	661	–	853
Unproved	–	–	176	11	2,567	4,608	–	7,362
Exploration	573	355	252	616	980	425	418	3,619
Development [A]	3,009	4,113	239	710	2,877	1,324	193	12,465

[A]	Includes capitalised asset decommissioning and restoration costs.

Shell Annual Report and Form 20-F 2010	153
Supplementary information (unaudited) > Oil and gas exploration and production activities costs incurred

Shell share of equity-accounted investments

2010				$ MILLION
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Acquisition of properties
Proved	–	–	–	–	–	–	–	–
Unproved	–	–	–	–	–	–	–	–
Exploration	59	276	127	–	4	–	–	466
Development [A]	306	2,083	849	–	302	–	50	3,590

[A]	Includes capitalised asset decommissioning and restoration costs.

2009				$ MILLION
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Acquisition of properties
Proved	–	31	–	–	–	–	–	31
Unproved	–	–	–	–	–	–	–	–
Exploration	9	364	109	–	1	–	–	483
Development [A]	440	2,377	1,720	–	316	–	54	4,907

[A]	Includes capitalised asset decommissioning and restoration costs.

2008				$ MILLION
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Costs incurred	321	2,734	1,208	–	297	–	177	4,737

154	Shell Annual Report and Form 20-F 2010
Supplementary information (unaudited) > Oil and gas exploration and production activities earnings

OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES EARNINGS

Shell subsidiaries

2010							$ MILLION
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Revenue:
Third parties	4,100	2,755	1,674	2,215	3,547	487	121	14,899
Sales between businesses	8,572	10,672	980	8,225	3,153	4,101	1,356	37,059

Total	12,672	13,427	2,654	10,440	6,700	4,588	1,477	51,958

Production costs excluding taxes	2,186	1,106	287	1,244	1,700	2,257	209	8,989
Taxes other than income tax [A]	303	333	284	1,019	100	–	154	2,193
Exploration	335	275	110	294	730	167	125	2,036
Depreciation, depletion and amortisation	2,690	748	436	1,192	1,858	3,178	636	10,738
Other (costs)/income	(1,144)	(2,748)	2,479	497	(528)	(1,324)	72	(2,696)

Earnings before taxation	6,014	8,217	4,016	7,188	1,784	(2,338)	425	25,306
Taxation	2,915	6,752	524	4,564	542	(614)	132	14,815

Earnings after taxation	3,099	1,465	3,492	2,624	1,242	(1,724)	293	10,491

[A]	Includes cash paid royalties to governments outside North America.

2009 [A]							$ MILLION
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Revenue:
Third parties	2,945	2,449	1,001	1,613	3,055	348	119	11,530
Sales between businesses	8,271	8,170	877	5,524	2,774	3,334	486	29,436

Total	11,216	10,619	1,878	7,137	5,829	3,682	605	40,966

Production costs excluding taxes	2,729	1,113	177	1,285	1,666	1,963	184	9,117
Taxes other than income tax [B]	322	185	172	465	56	–	68	1,268
Exploration	273	208	196	532	610	177	182	2,178
Depreciation, depletion and amortisation	2,730	937	307	1,233	2,440	1,999	124	9,770
Other (costs)/income	(1,064)	(2,458)	(463)	(444)	(653)	(1,075)	(72)	(6,229)

Earnings before taxation	4,098	5,718	563	3,178	404	(1,532)	(25)	12,404
Taxation	2,886	4,744	69	2,370	(458)	(572)	(126)	8,913

Earnings after taxation	1,212	974	494	808	862	(960)	101	3,491

[A]	Includes synthetic crude oil activities of earnings after taxation $249 million.
[B]	Includes cash paid royalties to governments outside North America.

2008							$ MILLION
					North America

	Europe	Asia	Oceania	Africa	USA	Canada	South America	Total

Revenue:
Third parties	6,210	3,764	170	3,104	5,219	1,131	479	20,077
Sales between businesses	13,771	13,001	1,440	8,429	5,235	1,573	371	43,820

Total	19,981	16,765	1,610	11,533	10,454	2,704	850	63,897

Production costs excluding taxes	2,383	1,331	157	1,207	1,294	750	161	7,283
Taxes other than income tax [A]	501	639	258	882	101	–	90	2,471
Exploration	414	131	143	300	680	180	147	1,995
Depreciation, depletion and amortisation	3,102	1,299	220	1,595	2,166	880	74	9,336
Other (costs)/income	(440)	(2,107)	8	(20)	(76)	(330)	(41)	(3,006)

Earnings before taxation	13,141	11,258	840	7,529	6,137	564	337	39,806
Taxation	8,391	9,098	205	4,505	2,044	11	287	24,541

Earnings after taxation	4,750	2,160	635	3,024	4,093	553	50	15,265

[A]	Includes cash paid royalties to governments outside North America.

Shell Annual Report and Form 20-F 2010	155
Supplementary information (unaudited) > Oil and gas exploration and production activities earnings

Shell share of equity-accounted investments

2010							$ MILLION
					North America

	Europe	Asia	Oceania [B]	Africa	USA	Canada	South America	Total

Third party revenue	5,027	6,895	1,471	–	2,023	–	196	15,612

Total	5,027	6,895	1,471	–	2,023	–	196	15,612

Production costs excluding taxes	355	815	196	–	449	–	64	1,879
Taxes other than income tax [A]	2,471	2,416	139	–	35	–	9	5,070
Exploration	19	8	111	–	4	–	–	142
Depreciation, depletion and amortisation	247	1,177	303	–	270	–	30	2,027
Other income/(costs)	337	(56)	3	–	18	–	43	345

Earnings before taxation	2,272	2,423	725	–	1,283	–	136	6,839
Taxation	878	1,338	207	–	465	–	136	3,024

Earnings after taxation	1,394	1,085	518	–	818	–	–	3,815

[A]	Includes cash paid royalties to governments outside North America.
[B]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd as from November 2010 (previously: 34%), a publicly listed company on the Australian Securities Exchange. We have limited access to data, accordingly the numbers are estimated.

2009							$ MILLION
					North America

	Europe	Asia	Oceania [B]	Africa	USA	Canada	South America	Total

Third party revenue	4,965	4,962	1,053	–	1,613	–	192	12,785

Total	4,965	4,962	1,053	–	1,613	–	192	12,785

Production costs excluding taxes	334	843	148	–	454	–	42	1,821
Taxes other than income tax [A]	2,201	1,446	72	–	3	–	9	3,731
Exploration	13	126	92	–	1	–	–	232
Depreciation, depletion and amortisation	300	964	294	–	293	–	297	2,148
Other income/(costs)	332	(76)	30	–	342	–	(36)	592

Earnings before taxation	2,449	1,507	477	–	1,204	–	(192)	5,445
Taxation	940	955	194	–	437	–	11	2,537

Earnings after taxation	1,509	552	283	–	767	–	(203)	2,908

[A]	Includes cash paid royalties to governments outside North America.
[B]	Reflects Shell’s ownership of 34% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data, accordingly the numbers are estimated.

2008							$ MILLION
					North America

	Europe	Asia	Oceania [A]	Africa	USA	Canada	South America	Total

Earnings after taxation	2,519	467	535	–	1,281	3	165	4,970

[A]	Reflects Shell’s ownership of 34% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data, accordingly the numbers are estimated.

156	Shell Annual Report and Form 20-F 2010
Independent auditors’ report to the members of Royal Dutch Shell Plc

INDEPENDENT AUDITORS’
REPORT TO THE MEMBERS
OF ROYAL DUTCH SHELL PLC

We have audited the Parent Company Financial Statements of Royal Dutch Shell plc (the “Company”) for the year ended December 31, 2010, which comprise the Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related Notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
As explained more fully in the statement of the Directors’ responsibilities in respect of the preparation of the financial statements set out on page 58, the Directors are responsible for the preparation of the Parent Company Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Parent Company Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

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

SCOPE OF THE AUDIT OF THE FINANCIAL STATEMENTS
An audit involves obtaining evidence about the amounts and disclosures in the Parent Company Financial Statements sufficient to give reasonable assurance that the Parent Company Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the Parent Company Financial Statements.

OPINION ON FINANCIAL STATEMENTS
In our opinion the Parent Company Financial Statements:

■	give a true and fair view of the state of the Company’s affairs as at December 31, 2010, and of its income and cash flows for the year then ended;
■	have been properly prepared in accordance with IFRSs as adopted by the European Union; and
■	have been prepared in accordance with the requirements of the Companies Act 2006.

OPINION ON OTHER MATTERS PRESCRIBED BY THE COMPANIES ACT 2006
In our opinion:

■	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
■	the information given in the Report of the Directors for the financial year for which the Parent Company Financial Statements are prepared is consistent with the Parent Company Financial Statements.

MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION
We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

■	adequate accounting records have not been kept by the Company, or returns adequate for our audit have not been received from branches not visited by us; or
■	the Parent Company Financial Statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or
■	certain disclosures of Directors’ remuneration specified by law are not made; or
■	we have not received all the information and explanations we require for our audit.

OTHER MATTER
We have reported separately on the Consolidated Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2010.

Stephen Johnson (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
March 9, 2011

Note:

■	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) are the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Parent Company Financial Statements since they were initially presented on the website.
■	Legislation in the United Kingdom governing the preparation and dissemination of parent company financial statements may differ from legislation in other jurisdictions.

Shell Annual Report and Form 20-F 2010	157
Parent Company Financial Statements

INDEX TO THE PARENT
COMPANY FINANCIAL
STATEMENTS

The Parent Company Financial Statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

158	Statement of Income
158	Statement of Comprehensive Income
158	Balance Sheet
159	Statement of Changes in Equity
159	Statement of Cash Flows
160	Notes to the Parent Company Financial Statements
160	Note 1 Basis of preparation
160	Note 2 Accounting policies
161	Note 3 Finance income/(expense)
161	Note 4 Remuneration of Directors and Senior Management
161	Note 5 Taxation
162	Note 6 Accounts receivable
162	Note 7 Cash and cash equivalents
163	Note 8 Financial instruments and other derivative contracts
163	Note 9 Accounts payable and accrued liabilities
163	Note 10 Ordinary share capital
164	Note 11 Other reserves
165	Note 12 Dividends
165	Note 13 Earnings per share
166	Note 14 Related party transactions
166	Note 15 Legal proceedings
166	Note 16 Associated companies and jointly controlled entities
166	Note 17 Subsidiaries
167	Note 18 Audit fee
167	Note 19 Post-balance sheet events

158	Shell Annual Report and Form 20-F 2010
Parent Company Financial Statements

STATEMENT OF INCOME		$ MILLION
	NOTES	2010	2009

Dividend income		14,345	10,556
Finance income	3	20	344
Administrative expenses		(42)	(37)
Finance expense	3	(231)	(22)

Income before taxation		14,092	10,841
Taxation	5	35	43

Income for the period		14,127	10,884

All results are from continuing activities.

STATEMENT OF COMPREHENSIVE INCOME		$ MILLION
	2010	2009

Income for the period	14,127	10,884

Comprehensive income for the period	14,127	10,884

BALANCE SHEET		$ MILLION
	NOTES	Dec 31, 2010	Dec 31, 2009

Assets
Non-current assets
Investments in subsidiaries		202,160	201,824
Deferred tax	5	252	159

		202,412	201,983

Current assets
Accounts receivable	6	1	142
Cash and cash equivalents	7	11,727	6,650

		11,728	6,792

Total assets		214,140	208,775

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	927	580

		927	580

Total liabilities		927	580

Equity
Ordinary share capital	10	529	527
Other reserves	11	201,542	201,448
Retained earnings		11,142	6,220

Total equity		213,213	208,195

Total liabilities and equity		214,140	208,775

/s/  Simon Henry

Simon Henry
Chief Financial Officer, for and on behalf of the Board of Directors
March 9, 2011

The Notes on pages 160 to 167 are an integral part of these Parent Company Financial Statements.

Shell Annual Report and Form 20-F 2010	159
Parent Company Financial Statements

STATEMENT OF CHANGES IN EQUITY			$ MILLION
	NOTES	Share capital	Other reserves	Retained earnings	Total equity

At January 1, 2010		527	201,448	6,220	208,195
Comprehensive income for the period		–	–	14,127	14,127
Dividends paid	12	–	–	(10,196)	(10,196)
Scrip dividends	12	2	(2)	612	612
Share-based compensation	11	–	96	379	475

At December 31, 2010		529	201,542	11,142	213,213

At January 1, 2009		527	201,324	5,418	207,269
Comprehensive income for the period		–	–	10,884	10,884
Dividends paid	12	–	–	(10,526)	(10,526)
Share-based compensation	11	–	124	444	568

At December 31, 2009		527	201,448	6,220	208,195

STATEMENT OF CASH FLOWS			$ MILLION
	NOTES	2010	2009

Cash flow from operating activities
Income for the period		14,127	10,884
Adjustment for:
Dividend income		(14,345)	(10,556)
Taxation		(35)	(43)
Unrealised foreign exchange losses/(gains)		216	(303)
Interest income		(20)	(32)
Interest expense		17	22
Decrease in net working capital		209	49

Net cash from operating activities (pre-tax)		169	21
Taxation refunded		144	422

Net cash from operating activities		313	443

Cash flow from investing activities
Dividends received		14,345	16,656
Interest received		20	32

Net cash from investing activities		14,365	16,688

Cash flow from financing activities
Dividends paid	12	(9,584)	(10,526)
Interest paid		(17)	(22)

Net cash used in financing activities		(9,601)	(10,548)

Increase in cash and cash equivalents		5,077	6,583
Cash and cash equivalents at January 1	7	6,650	67

Cash and cash equivalents at December 31	7	11,727	6,650

The Notes on pages 160 to 167 are an integral part of these Parent Company Financial Statements.

160	Shell Annual Report and Form 20-F 2010
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

The financial results of the Company are included in the Consolidated Financial Statements on pages 98–138. The financial results of the Company incorporate the results of the Dividend Access Trust, the financial statements for which are presented on pages 171–174.

The Company’s principal activity is being the parent company for Shell, as described in Note 1 to the Consolidated Financial Statements. It conducts itself wholly within the Corporate business segment (see Note 7 to the Consolidated Financial Statements).

The Financial Statements were approved and authorised for issue by the Board of Directors on March 9, 2011.

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

Shell Annual Report and Form 20-F 2010	161
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

As a result of the Unification (see Note 25 to the Consolidated Financial Statements), the Company’s investments in Royal Dutch and Shell Transport now represent an investment in Shell Petroleum. This had no impact on the cost of investments in subsidiaries.

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

3 FINANCE INCOME/(EXPENSE)

		$ MILLION
	2010	2009

Finance income
Interest income	20	32
Foreign exchange gains	–	312

Total	20	344

Finance expense
Interest expense	(17)	(22)
Foreign exchange losses	(214)	–

Total	(231)	(22)

4 REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

The Directors and Senior Management are remunerated for their services to Shell. Remuneration of the Directors and Senior Management is paid by subsidiaries. The Company has received a recharge of $6.8 million (2009: $8.8 million) for the services of Directors and Senior Management.

Remuneration of Directors and Senior Management, detailing short-term benefits, retirement benefits, share-based compensation and gains realised on the exercise of share options, is set out in Note 6 to the Consolidated Financial Statements.

5 TAXATION

A – Taxation (credit)/charge for the period

		$ MILLION
	2010	2009

Credit in respect of current period	(32)	(61)

Current taxation	(32)	(61)

Relating to the origination and reversal of temporary differences	(3)	18

Deferred taxation	(3)	18

Taxation credit	(35)	(43)

162	Shell Annual Report and Form 20-F 2010
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 5 continued]

Reconciliations of the expected tax charge to the actual tax charge are as follows:

		$ MILLION
	2010	2009

Income before taxation	14,092	10,841

Applicable tax charge at statutory tax rate of 25.5% (2009: 25.5%)	3,593	2,764
Income not subject to tax	(3,659)	(2,771)
Expenses not deductible for tax purposes	59	–
Other reconciling items	(28)	(36)

Taxation credit	(35)	(43)

Included in other tax items are net interest of $12 million (2009: $14 million) received from the tax authorities relating to overpaid taxes in prior years and $20 million (2009: $22 million) relating to a tax credit received on withholding tax deductions on dividends received by entities within the Dutch Fiscal Unit.

B – Taxes receivable

		$ MILLION
	2010	2009

Income taxes receivable	–	137

Total	–	137

Taxes receivable are reported within accounts receivable; taxes payable are reported within accounts payable and accrued liabilities. During 2010, taxes receivable from prior years were settled in full.

C – Deferred tax assets

		$ MILLION
	2010	2009

At January 1	159	18
Recognised in income	3	(18)
Additions during the year	90	159

At December 31	252	159

In 2010, a deferred tax asset was recognised for the tax losses of 2009 and 2010 as it is probable that these will be recovered, based on projected future available profits. The tax losses relating to 2009 can be carried forward for relief during the next eight years ending December 31, 2018, while the tax losses for 2010 can be carried forward for relief during the next nine years ending December 31, 2019.

In 2009, prior year tax losses brought forward were utilised during the year, with the related deferred tax asset of $18 million recognised in income.

6 ACCOUNTS RECEIVABLE

		$ MILLION
	Dec 31, 2010	Dec 31, 2009

Amounts due from subsidiaries (see Note 14)	–	4
Other receivables	1	138

Total	1	142

Included in other receivables is $nil (2009: $137 million) related to current tax receivables (see Note 5).

7 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise call deposits with a subsidiary (see Note 14).

Shell Annual Report and Form 20-F 2010	163
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

8 FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS

Financial assets and liabilities in the Company’s Balance Sheet comprise cash and cash equivalents (see Note 7), accounts receivable (see Note 6) and certain amounts reported within accounts payable and accrued liabilities (see Note 9).

Foreign exchange derivatives are used by the Company to manage foreign exchange risk. Foreign exchange risk arises when certain transactions are denominated in a currency that is not the Company’s functional currency. There are no derivative financial instruments held at December 31, 2010 or 2009.

The fair value of financial assets and liabilities at December 31, 2010 and 2009, approximates their carrying amount. All financial assets and liabilities fall due within 12 months.

9 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		$ MILLION
	2010	2009

Amounts owed to subsidiaries (see Note 14)	767	345
Withholding tax payable	151	228
Accruals	8	6
Unclaimed dividends	1	1

Total	927	580

10 ORDINARY SHARE CAPITAL

ISSUED AND FULLY PAID		NUMBER OF SHARES
	shares of €0.07 each		shares of £1 each

	Class A	Class B	Sterling deferred

At January 1, 2010	3,545,663,973	2,695,808,103	50,000
Scrip dividends (see Note 12)	18,288,566	–	–

At December 31, 2010	3,563,952,539	2,695,808,103	50,000

At January 1 and December 31, 2009	3,545,663,973	2,695,808,103	50,000

NOMINAL VALUE		$ MILLION
	shares of €0.07 each

	Class A	Class B	Total

At January 1, 2010	300	227	527
Scrip dividends (see Note 12)	2	–	2

At December 31, 2010	302	227	529

At January 1 and December 31, 2009	300	227	527

The total nominal value of sterling deferred shares is less than $1 million.

At its Annual General Meeting on May 18, 2010, the Company’s shareholders approved an amendment to the Articles of Association, pursuant to the Companies Act 2006, removing the requirement to limit authorised share capital. At the same meeting, the Board was authorised to allot the shares or grant rights to subscribe for or convert any securities into ordinary shares of the Company up to an aggregate amount equal to €145 million (representing 2,080 million ordinary shares of €0.07 each). This authority expires at the earlier of August 18, 2011 and the conclusion of the Annual General Meeting held in 2011.

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

For information on the number of shares in the Company held by Shell employee share ownership trusts and in connection with share-based compensation plans, refer to Note 24 to the Consolidated Financial Statements.

164	Shell Annual Report and Form 20-F 2010
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 10 continued]

Dividend access mechanism for Class B shares

GENERAL
Dividends paid on Class A shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

It is the expectation and the intention, although there can be no certainty, that holders of Class B shares will receive dividends via the dividend access mechanism. Any dividends paid on the dividend access share will have a UK source for Dutch and UK tax purposes; there will be no UK or Dutch withholding tax on such dividends and certain holders (not including US holders) of Class B shares or Class B American Depositary Shares (“ADSs”) will be entitled to a UK tax credit in respect of their proportional share of such dividends.

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

On February 5, 2010, Lloyds TSB Offshore Trust Company Limited (the Trustee) entered into an agreement with EES Trustees International Limited (EES Trustee) whereby the benefit of certain clients of the Trustee, including the Trust, would be transferred to EES Trustee with effect from that date. It is intended that EES Trustee, or another trustee, will replace the Trustee during 2011. For the period between February 5, 2010, and replacement of the Trustee, the Trustee has granted EES Trustee a general trustee power of attorney as further described in Clause 2.2 of a Trust and Fund Business Administration Agreement between the Trustee and EES Trustee.

11 OTHER RESERVES

ANALYSIS OF OTHER RESERVES					$ MILLION
	Share premium reserve	Capital redemption reserve	Share plan reserve	Other reserve	Total

At January 1, 2010	154	57	860	200,377	201,448
Scrip dividends (see Note 12)	–	–	–	(2)	(2)
Share-based compensation	–	–	96	–	96

At December 31, 2010	154	57	956	200,375	201,542

At January 1, 2009	154	57	736	200,377	201,324
Share-based compensation	–	–	124	–	124

At December 31, 2009	154	57	860	200,377	201,448

Shell Annual Report and Form 20-F 2010	165
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 11 continued]

Share premium reserve
On January 6, 2006, loan notes were converted into 4,827,974 Class A shares. The difference between the value of the loan notes and the value of the new shares issued was credited to the share premium reserve.

Capital redemption reserve
As required by the Companies Act 2006, the equivalent of the nominal value of shares cancelled is transferred to a capital redemption reserve.

Share plan reserve
The share plan reserve represents the fair value of share-based compensation granted to employees under the Company’s equity-settled schemes.

Other reserve
The other reserve was created as a result of the Unification and represented the difference between the cost of the investment in Shell Transport and Royal Dutch and the nominal value of shares issued in exchange for those investments as required by the prevailing legislation at that time, section 131 of the Companies Act 1985.

12 DIVIDENDS

DIVIDENDS			$ MILLION

Interim paid on March 17, 2010:	$0	.42 per Class A share	1,465
Interim paid on March 17, 2010:	$0	.42 per Class B share	1,089
Interim paid on June 9, 2010:	$0	.42 per Class A share	1,376
Interim paid on June 9, 2010:	$0	.42 per Class B share	1,073
Interim paid on September 8, 2010:	$0	.42 per Class A share	1,461
Interim paid on September 8, 2010:	$0	.42 per Class B share	1,121
Interim
Paid: December 17, 2010	$0	.42 per Class A share	937
Paid: December 17, 2010	$0	.42 per Class B share	1,062
Scrip: December 17, 2010	$0	.42 per Class A share	549
Scrip: December 17, 2010	$0	.42 per Class B share	63

Total			10,196

Interim paid on March 11, 2009:	$0	.40 per Class A share	1,369
Interim paid on March 11, 2009:	$0	.40 per Class B share	1,037
Interim paid on June 10, 2009:	$0	.42 per Class A share	1,597
Interim paid on June 10, 2009:	$0	.42 per Class B share	1,254
Interim paid on September 9, 2009:	$0	.42 per Class A share	1,517
Interim paid on September 9, 2009:	$0	.42 per Class B share	1,138
Interim paid on December 9, 2009:	$0	.42 per Class A share	1,486
Interim paid on December 9, 2009:	$0	.42 per Class B share	1,128

Total			10,526

In addition, on February 3, 2011, the Directors proposed a further interim dividend in respect of 2010 of $0.42 per Class A share and $0.42 per Class B share. The total dividend amounts to approximately $2,629 million and is payable on March 25, 2011. Under the Scrip Dividend Programme, shareholders can elect to receive dividends in the form of Class A shares. The dividends on the Class B shares are paid via the Dividend Access Trust (see Note 10).

Dividends declared on Class A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends declared on Class B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends declared on ADSs are paid in dollars.

In September 2010, the Company introduced a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends if declared by the Board. Only new Class A shares are issued under the programme, including to shareholders who hold Class B shares.

The fair value of the shares issued in connection with the Scrip Dividend Programme is reflected in retained earnings.

13 EARNINGS PER SHARE

Please refer to Note 29 to the Consolidated Financial Statements.

166	Shell Annual Report and Form 20-F 2010
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

14 RELATED PARTY TRANSACTIONS

The Company deposits cash balances with Shell Treasury Centre Limited, a subsidiary. The Company earned interest on these balances of $4 million in 2010 (2009: $2 million). At December 31, 2010, the balance deposited was $11,726 million (2009: $6,649 million), consisting of sterling, euro and dollar balances. These balances are presented within cash and cash equivalents. Interest on euro balances is calculated at EONIA less 0.15% (2009: EONIA less 0.4%), on sterling balances at LIBOR and on dollar balances at US LIBOR less 0.15% (2009: US LIBOR less 0.6%).

At December 31, 2010, the Company had a net payable due to Shell Treasury Luxembourg Sarl, a subsidiary, of $512 million (2009: $296 million), presented within amounts owed to subsidiaries. The net payable comprises an interest-bearing receivable at December 31, 2010, of €8,328 million (2009: €4,416 million) and an interest-bearing payable of $11,623 million (2009: $6,660 million). Interest on euro balances is calculated at EONIA less 0.15% (2009: EONIA less 0.4%), on sterling balances at LIBOR and on dollar balances at US LIBOR. Net interest expense on these balances in 2010 is $1 million (2009: $5 million net interest income).

Dividend income from subsidiaries in 2010 was $14,345 million (2009: $10,556 million).

The main movement in investment in subsidiaries relates to the IFRS 2 charge of $475 million on equity-settled plans in 2010 (2009: $501 million), disclosed in the Consolidated Financial Statements.

The Company recharged $177 million (2009: $84 million) to subsidiaries related to vested share-based compensation that was delivered to employees in 2010 on performance share plan awards that were granted in 2007 and previous years.

In 2010, the Company settled balances of $nil (2009: $255 million) with Shell Petroleum.

In 2010, the Company settled balances with several subsidiaries amounting to $21 million (2009: $26 million) relating to the Company’s employee costs.

The Company recharged certain administrative expenses to subsidiaries, which amounted to $2 million in 2010 (2009: $3 million).

Invoices from third-party suppliers were paid by Shell International B.V., a subsidiary, on behalf of the Company amounting to $3 million (2009: $3 million).

The Company enters into forward and spot foreign exchange contracts with Treasury companies, which are subsidiaries. At December 31, 2010, there were no open contracts with these companies in respect of foreign exchange contracts.

The Company settles general and administrative expenses of the Trust including the audit fees.

The Company has guaranteed listed debt issued by Shell International Finance B.V., the face value of which is $36,432 million (2009: $28,221 million).

15 LEGAL PROCEEDINGS

Please refer to Note 27 to the Consolidated Financial Statements.

16 ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITIES

The Company has no direct interest in associated companies and jointly controlled entities. Shell’s major investments in associated companies and jointly controlled entities at December 31, 2010, and Shell’s percentage interest, are set out in Note 10 to the Consolidated Financial Statements. A complete list of investments in subsidiary and associated companies and jointly controlled entities will be attached to the Company’s annual return made to the Registrar of Companies.

17 SUBSIDIARIES

The significant subsidiary undertakings of Shell at December 31, 2010, and Shell’s percentage interest (to the nearest whole number) are set out in Exhibit 8. All of these subsidiaries have been included in Shell’s Consolidated Financial Statements. Those held directly by the Company are marked with an asterisk (*). A complete list of investments in subsidiary and associated companies and jointly controlled entities will be attached to the Company’s annual return made to the Registrar of Companies.

Shell Annual Report and Form 20-F 2010	167
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

18 AUDIT FEE

Auditors’ remuneration for audit services during the year was $142,000 (2009: $117,950).

19 POST-BALANCE SHEET EVENTS

There are no post-balance sheet events with an impact on the Company’s financial statements other than as disclosed in Note 12.

168	Shell Annual Report and Form 20-F 2010
Independent auditors’ report to Lloyds TSB Offshore Trust Company Limited, Trustee of The Royal Dutch Shell Dividend Access Trust

INDEPENDENT AUDITORS’
REPORT TO LLOYDS TSB
OFFSHORE TRUST COMPANY
LIMITED, TRUSTEE OF THE ROYAL
DUTCH SHELL DIVIDEND
ACCESS TRUST

REPORT ON THE FINANCIAL STATEMENTS
We have audited the Financial Statements of The Royal Dutch Shell Dividend Access Trust (“the Trust”) for the year ended December 31, 2010, which comprise the Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related Notes. These Financial Statements have been prepared under the accounting policies set out therein.

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

We read the other relevant information contained in the Royal Dutch Shell plc Annual Report, and consider whether it is consistent with the audited Financial Statements. This other information comprises the other sections of the Royal Dutch Shell plc Annual Report and Accounts and Annual Report on Form 20-F which are referred to within these Financial Statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Financial Statements. Our responsibilities do not extend to any other information.

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

OPINION
In our opinion the Financial Statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Trust’s affairs as at December 31, 2010, and of its result and cash flows for the year then ended.

PricewaterhouseCoopers CI LLP
Chartered Accountants
Jersey, Channel Islands
March 9, 2011

Note, the Financial Statements are published on the Royal Dutch Shell plc website (www.shell.com), which is a website maintained by Royal Dutch Shell plc. The maintenance and integrity of the website maintained by Royal Dutch Shell plc or any of its subsidiaries, so far as it relates to the Trust, are the responsibility of Royal Dutch Shell plc. The work carried out by the auditors does not involve consideration of the maintenance and integrity of this website and accordingly, the auditors accept no responsibility for any changes that have occurred to the Financial Statements since they were initially presented on the website. Visitors to the website need to be aware that legislation in Jersey governing the preparation and dissemination of financial statements may differ from legislation in their jurisdiction.

Shell Annual Report and Form 20-F 2010	169
Report of independent registered public accounting firm

REPORT OF INDEPENDENT
REGISTERED PUBLIC
ACCOUNTING FIRM

To Lloyds TSB Offshore Trust Company Limited, Trustee of The Royal Dutch Shell Dividend Access Trust and the Board of Directors and shareholders of Royal Dutch Shell plc
In our opinion, the accompanying Statement of Income, Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity, Statement of Cash Flows and the related Notes present fairly, in all material respects, the financial position of The Royal Dutch Shell Dividend Access Trust (“the Trust”) at December 31, 2010 and December 31, 2009, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The trustee and the management of Royal Dutch Shell plc are responsible for these Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in The Trustee’s and Management’s Report on Internal Control over Financial Reporting of The Royal Dutch Shell Dividend Access Trust set out on page 83. Our responsibility is to express opinions on these Financial Statements and on the Trust’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Financial Statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers CI LLP
Jersey, Channel Islands
March 9, 2011

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2010 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2010.

170	Shell Annual Report and Form 20-F 2010
Royal Dutch Shell Dividend Access Trust Financial Statements

INDEX TO THE ROYAL DUTCH
SHELL DIVIDEND ACCESS TRUST
FINANCIAL STATEMENTS

171	Statement of Income
171	Statement of Comprehensive Income
171	Balance Sheet
172	Statement of Changes in Equity
172	Statement of Cash Flows
173	Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements
173	Note 1 The Trust
173	Note 2 Basis of preparation
173	Note 3 Accounting policies
174	Note 4 Other liabilities
174	Note 5 Capital account
174	Note 6 Distributions made
174	Note 7 Audit fee
174	Note 8 Financial instruments
174	Note 9 Related party transactions

Shell Annual Report and Form 20-F 2010	171
Royal Dutch Shell Dividend Access Trust Financial Statements

STATEMENT OF INCOME			£ MILLION
	2010	2009	2008

Dividend income	2,863	2,902	2,277

Income before and after taxation and for the period	2,863	2,902	2,277

All results are from continuing activities.

STATEMENT OF COMPREHENSIVE INCOME			£ MILLION
	2010	2009	2008

Income for the period	2,863	2,902	2,277

Comprehensive income for the period	2,863	2,902	2,277

BALANCE SHEET			£ MILLION
	NOTES	Dec 31, 2010	Dec 31, 2009

Assets
Current assets
Cash and cash equivalents		1	1

Total assets		1	1

Liabilities
Current liabilities
Other liabilities	4	1	1

Total liabilities		1	1

Equity
Capital account	5	–	–
Revenue account		–	–

Total equity		–	–

Total liabilities and equity		1	1

/s/  Mary McNamara

Mary McNamara
Signed for and on behalf of EES Trustees International Limited pursuant to a general trustee power of attorney granted by Lloyds TSB Offshore Trust Company Limited (as trustee of the Royal Dutch Shell Dividend Access Trust) as further described in Clause 2.2 of a Trust and Fund Business Administration Agreement entered into between EES Trustees International Limited and Lloyds TSB Offshore Trust Company Limited dated February 5, 2010.

/s/  Martin Fish

Martin Fish
Signed for and on behalf of EES Trustees International Limited pursuant to a general trustee power of attorney granted by Lloyds TSB Offshore Trust Company Limited (as trustee of the Royal Dutch Shell Dividend Access Trust) as further described in Clause 2.2 of a Trust and Fund Business Administration Agreement entered into between EES Trustees International Limited and Lloyds TSB Offshore Trust Company Limited dated February 5, 2010.

March 9, 2011

The Notes on pages 173 to 174 are an integral part of these Royal Dutch Shell Dividend Access Trust Financial Statements.

172	Shell Annual Report and Form 20-F 2010
Royal Dutch Shell Dividend Access Trust Financial Statements

STATEMENT OF CHANGES IN EQUITY				£ MILLION
	NOTES	Capital account	Revenue account	Total equity

At January 1, 2010		–	–	–
Comprehensive income for the period		–	2,863	2,863
Distributions made	6	–	(2,863)	(2,863)

At December 31, 2010		–	–	–

At January 1, 2009		–	–	–
Comprehensive income for the period		–	2,902	2,902
Distributions made	6	–	(2,902)	(2,902)

At December 31, 2009		–	–	–

At January 1, 2008		–	–	–
Comprehensive income for the period		–	2,277	2,277
Distributions made	6	–	(2,277)	(2,277)

At December 31, 2008		–	–	–

STATEMENT OF CASH FLOWS			£ MILLION
	2010	2009	2008

Cash flow from operating activities
Income for the period	2,863	2,902	2,277
Adjustment for:
Dividends received	(2,863)	(2,902)	(2,277)
Increase in net working capital	–	1	–

Net cash from operating activities	–	1	–

Cash flow from investing activities
Dividends received	2,863	2,902	2,277

Net cash from investing activities	2,863	2,902	2,277

Cash flow from financing activities
Distributions made	(2,863)	(2,902)	(2,277)

Net cash used in financing activities	(2,863)	(2,902)	(2,277)

Change in cash and cash equivalents	–	1	–
Cash and cash equivalents at January 1	1	–	–

Cash and cash equivalents at December 31	1	1	–

The Notes on pages 173 to 174 are an integral part of these Royal Dutch Shell Dividend Access Trust Financial Statements.

Shell Annual Report and Form 20-F 2010	173
Royal Dutch Shell Dividend Access Trust Financial Statements > Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements

NOTES TO THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST
FINANCIAL STATEMENTS

1 THE TRUST

The Royal Dutch Shell Dividend Access Trust (the Trust) was established on May 19, 2005, by The Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, plc (Shell Transport)) and Royal Dutch Shell plc (the Company). The Trust is governed by the applicable laws of England and Wales and is resident in Jersey. The Trustee of the Trust is Lloyds TSB Offshore Trust Company Limited (registration number 7748) (Trustee), PO Box 160, 25 New Street, St Helier, Jersey, JE4 8RG. The Trust was established as part of a dividend access mechanism.

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

On February 5, 2010, Lloyds TSB Offshore Trust Company Limited (the Trustee) entered into an agreement with EES Trustees International Limited (EES Trustee) whereby the benefit of certain clients of the Trustee, including the Trust, would be transferred to EES Trustee with effect from that date. It is intended that EES Trustee, or another trustee, will replace the Trustee during 2011. For the period between February 5, 2010, and replacement of the Trustee, the Trustee has granted EES Trustee a general trustee power of attorney as further described in Clause 2.2 of a Trust and Fund Business Administration Agreement between the Trustee and EES Trustee.

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

The Financial Statements have been prepared under the historical cost convention. The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Trust’s accounting policies. Actual results may differ from these estimates. The financial results of the Trust are included in the Consolidated and Parent Company Financial Statements on pages 98–138 and pages 158–167 respectively. The Financial Statements were approved and authorised for issue on March 9, 2011, by EES Trustees International Limited pursuant to a general trustee power of attorney granted by Lloyds TSB Offshore Trust Company Limited as further described in Clause 2.2 of a Trust and Fund Business Administration Agreement entered into between EES Trustees International Limited and Lloyds TSB Offshore Trust Company Limited dated February 5, 2010.

3 ACCOUNTING POLICIES

The Trust’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements. The following are the principal accounting policies of the Trust.

Presentation currency
The presentation and functional currency of the Trust is sterling. The Trust dividend income and dividends paid are principally in sterling.

Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand.

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

174	Shell Annual Report and Form 20-F 2010
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

4 OTHER LIABILITIES

Other liabilities include £774,546 (2009: £525,602) relating to unclaimed dividends, including any dividend cheque payments that have expired or are returned unpresented.

5 CAPITAL ACCOUNT

The capital account is represented by the dividend access share of 25 pence settled in the Trust by Shell Transport, which also represents an asset in the Trust. This is classified as equity in the balance sheet.

6 DISTRIBUTIONS MADE

Distributions are made to the Class B shareholders of the Company in accordance with the Trust Deed. Refer to Note 12 to the Parent Company Financial Statements for information about dividends per share. Cumulative unclaimed dividends as at December 31, 2010, amounted to £774,546 (2009: £525,602), which are not included in distributions made. Amounts are recorded as distributed once a wire transfer or cheque is issued. All cheques are valid for one year from the date of issue. Any wire transfers that are not completed are replaced by cheques. To the extent that cheques expire or are returned unpresented, the Trust records a liability for unclaimed dividends and a corresponding amount of cash.

7 AUDIT FEE

Auditors’ remuneration for audit services during the year was £33,750 (2009: £37,250; 2008: £37,250).

8 FINANCIAL INSTRUMENTS

Risk management is carried out by the Trustee and the Company to ensure that the relevant policies and procedures are in place to minimise risk.

The Trust, in its normal course of business, is not subject to market risk, credit risk or liquidity risk. The Trustee does not consider that any foreign exchange exposures will materially affect the operations of the Trust.

The fair value of financial assets and liabilities at December 31, 2010 and 2009 approximates their carrying amount. All financial assets and liabilities fall due within 12 months.

9 RELATED PARTY TRANSACTIONS

Shell Transport, a signatory to the Trust Deed, issued a dividend access share to the Trustee of the Trust. The Trust received dividend income of £2,863 million (2009: £2,902 million; 2008: £2,277 million) in respect of the dividend access share. The Trust made distributions of £2,863 million (2009: £2,902 million; 2008: £2,277 million) to the Class B shareholders of the Company, a signatory to the Trust Deed.

The Company pays the general and administrative expenses of the Trust including the audit fees.

Shell Annual Report and Form 20-F 2010	175
Cross Reference to Form 20-F

CROSS REFERENCE TO FORM 20-F

PART I		PAGES

Item 1.	Identity of Directors, Senior Management and Advisers	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
Item 3.	Key Information
	A. Selected financial data	10,89
	B. Capitalisation and indebtedness	46
	C. Reasons for the offer and use of proceeds	N/A
	D. Risk factors	13-15
Item 4.	Information on the Company
	A. History and development of the company	10-12, 16-26, 36-39, 88
	B. Business overview	8-9, 11-12, 16-43, 48-52, 139-147
	C. Organisational structure	11, E2-E5
	D. Property, plant and equipment	16-42, 50-52
Item 4A.	Unresolved Staff Comments	N/A
Item 5.	Operating and Financial Review and Prospects
	A. Operating results	8-10, 12, 16-43
	B. Liquidity and capital resources	44-47
	C. Research and development, patents and licences, etc.	18, 57,106
	D. Trend information	8-9, 11-12, 16-21, 36-42
	E. Off-balance sheet arrangements	46
	F. Tabular disclosure of contractual obligations	47
	G. Safe harbour	47
Item 6.	Directors, Senior Management and Employees
	A. Directors and senior management	53-56, 78
	B. Compensation	62-76
	C. Board practices	57-60, 77-87
	D. Employees	48-49, 109-110
	E. Share ownership	48-49, 59, 64-74, 88, 105, 133-134
Item 7.	Major Shareholders and Related Party Transactions
	A. Major shareholders	59-60, 87
	B. Related party transactions	59, 104, 115-117, 166, 174
	C. Interests of experts and counsel	N/A
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	44, 98-138, 156-174
	B. Significant Changes	57, 138, 167
Item 9.	The Offer and Listing
	A. Offer and listing details	88-90
	B. Plan of distribution	N/A
	C. Markets	88
	D. Selling shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the issue	N/A
Item 10.	Additional Information
	A. Share capital	N/A
	B. Memorandum and articles of association	83-87
	C. Material contracts	59
	D. Exchange controls	92
	E. Taxation	92
	F. Dividends and paying agents	N/A
	G. Statement by experts	N/A
	H. Documents on display	3
	I. Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	81-83, 102-109, 117, 128-133, 163, 174
Item 12.	Description of Securities Other than Equity Securities	91-93

176	Shell Annual Report and Form 20-F 2010
Cross Reference to Form 20-F

PART II		PAGES

Item 13.	Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15.	Controls and Procedures	81-83
Item 16.	[Reserved]
Item 16A.	Audit committee financial expert	77, 79-80
Item 16B.	Code of Ethics	78
Item 16C.	Principal Accountant Fees and Services	80,137,167,174
Item 16D.	Exemptions from the Listing Standards for Audit Committees	77
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	46
Item 16F.	Change in Registrant’s Certifying Accountant	N/A
Item 16G.	Corporate Governance	77

PART III		PAGES

Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	97-138, 157-174
Item 19.	Exhibits	177

Shell Annual Report and Form 20-F 2010	177
Exhibits

INDEX TO THE EXHIBITS

Exhibit No.	Description	PAGE

1.1	Memorandum of Association of Royal Dutch Shell plc (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-4 (Registration No. 333-125037) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on May 18, 2005).
1.2	Articles of Association of Royal Dutch Shell plc (incorporated by reference to Exhibit 99.3) to the Report on Form 6-K of Royal Dutch Shell plc furnished to the Securities and Exchange Commission on November 5, 2008.
2	Dividend Access Trust Deed (incorporated by reference to Exhibit 2 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File no 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2007).
4.2	Shell Provident Fund Regulations and Trust Agreement (incorporated by reference to Exhibit 4.7 to the Post-Effective Amendment to Registration Statement on Form S-8 (Registration No. 333-126715) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on June 18, 2007).
4.3	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.3 to the Annual Report for the fiscal year ended December 31, 2005, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2006).
4.4	Senior Debt Securities Indenture dated June 27, 2006, among Shell International Finance B.V., as issuer, Royal Dutch Shell plc, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-3 (Registration No. 333-126726) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on July 20, 2005, amended from then to be dated as of June 27, 2006, and with the parties signatures).
4.5	Form of Directors Letter of appointments (incorporated by reference to Exhibits 4.5 – 4.11 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File No. 001-325751) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2007).
7.1	Calculation of Ratio of Earnings to Fixed Charges.	E1
7.2	Calculation of Return on Average Capital Employed (ROACE) (incorporated by reference to page 47 herein).
7.3	Calculation of gearing ratio (incorporated by reference to page 9 and Note 16 to the Consolidated Financial Statements on page 121 herein).
8	Significant Shell subsidiaries as at December 31, 2010.	E2
12.1	Section 302 Certification of Royal Dutch Shell plc.	E6
12.2	Section 302 Certification of Royal Dutch Shell plc.	E7
13.1	Section 906 Certification of Royal Dutch Shell plc.	E8
99.1	Consent of PricewaterhouseCoopers LLP, London.	E9
99.2	Consent of PricewaterhouseCoopers CI LLP, Jersey, Channel Islands relating to the Royal Dutch Shell Dividend Access Trust.	E10

178	Shell Annual Report and Form 20-F 2010
Exhibits

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on Form 20-F on its behalf.

Royal Dutch Shell plc

/s/  Peter Voser

Peter Voser
Chief Executive Officer
March 9, 2011

CONTACT INFORMATION

REGISTERED OFFICE

Royal Dutch Shell plc
Shell Centre
London SE1 7NA
United Kingdom

Registered in England and Wales
Company number 4366849
Registered with the Dutch Trade Register
under number 34179503

HEADQUARTERS

RETAIL SHAREHOLDERS

Enquiries from retail shareholders:

Shareholder Relations
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
+31 (0)70 377 1365
+31 (0)70 377 4088
+31 (0)70 377 3953

or

Shareholder Relations
Royal Dutch Shell plc
Shell Centre
London SE1 7NA
United Kingdom
+44 (0)20 7934 3363
+44 (0)20 7934 7515

royaldutchshell.shareholders@shell.com
www.shell.com/shareholder

INVESTOR RELATIONS

Enquiries from institutional shareholders:

Investor Relations
Royal Dutch Shell plc
PO Box 162
2501 AN The Hague
The Netherlands
+31 (0)70 377 4540

or

Investor Relations
Shell Oil Company
910 Louisiana Street, 4580B
Houston, TX 77002
USA
+1 713 241 1042
+1 713 241 0176

ir-europe@shell.com
ir-usa@shell.com
www.shell.com/investor

For questions about:

SHARE REGISTRATION

Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
United Kingdom
0800 169 1679 (UK)
+44 (0)121 415 7073
+44 (0)1903 833168

For online information about your holding and to change the way you receive your company documents:
www.shareview.co.uk

AMERICAN DEPOSITARY SHARES (ADSs)

BNY Mellon
Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
USA
+1 888 737 2377 (USA)
+1 201 680 6825 (international)

shrrelations@bnymellon.com
www.bnymellon.com/shareowner

CORPORATE ISA

BNP Paribas Securities Services
Block C, Western House
Lynchwood Business Park
Peterborough PE2 6BP
United Kingdom
0845 358 1102 (UK)

Designed by Studio Dumbar
Typeset by RR Donnelley
Printed by Tuijtel under ISO 14001

The printing of this document was carbon neutral: certified carbon-offset projects compensated for the CO_2 emissions.
www.natureoffice.com
NL-001-325555

FSC www.fsc.org MIX Paper from responsible sources FSC® C007225

OTHER SHELL REPORTS

WWW.SHELL.COM/ANNUALREPORT

ANNUAL REPORT
DOWNLOAD MANAGER
INTERACTIVE CHART TOOL

ALL INFORMATION FROM OUR REPORTS IS AVAILABLE FOR ONLINE READING AND FOR DOWNLOADING AS A PDF FILE

The webpages contain interactive chart generators, downloadable tables in Excel format, hyperlinks to other webpages and an enhanced search tool. Sections of the reports can also be downloaded separately or combined into a custom-made PDF file.

Annual Review and Summary Financial Statements 2010
A summarised operational and financial overview of Shell.

Investors' Handbook 2006–2010
Five years' detailed financial and operational information, including maps.

Sustainability Report 2010
Report on our progress in contributing to sustainable development.

AVAILABLE FROM

Royal Dutch Shell plc

+31 888 800 844
order@shell.com

Annual Report/20-F service for US residents

+1 888 400 7789