Form 20-F
period 2011-12-31
Royal Dutch Shell plc
filed 2012-03-15
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
Commission file number 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organisation)
Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands
Tel. no: 011 31 70 377 9111
royaldutchshell.shareholders@shell.com
(Address of principal executive offices)
Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares representing two Class A ordinary shares of the issuer with a nominal value of €0.07 each	New York Stock Exchange
American Depositary Shares representing two Class B ordinary shares of the issuer with a nominal value of €0.07 each	New York Stock Exchange
4.95% Guaranteed Notes due 2012	New York Stock Exchange
Floating Rate Guaranteed Notes due 2012	New York Stock Exchange
1.875% Guaranteed Notes due 2013	New York Stock Exchange
4.0% Guaranteed Notes due 2014	New York Stock Exchange
3.1% Guaranteed Notes due 2015	New York Stock Exchange
3.25% Guaranteed Notes due 2015	New York Stock Exchange
5.2% Guaranteed Notes due 2017	New York Stock Exchange
4.3% Guaranteed Notes due 2019	New York Stock Exchange
4.375% Guaranteed Notes due 2020	New York Stock Exchange
6.375% Guaranteed Notes due 2038	New York Stock Exchange
5.5% Guaranteed Notes due 2040	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of December 31, 2011:
3,580,649,474 Class A ordinary shares with a nominal value of €0.07 each.
2,639,434,437 Class B ordinary shares with a nominal value of €0.07 each.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes        ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes        ☑ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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
☐ Yes        ☑ No

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague, The Netherlands
Attn: Michiel Brandjes

ANNUAL REPORT ROYAL DUTCH SHELL PLC ANNUAL REPORT AND FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2011 BUILDING AN ENERGY FUTURE ANNUAL REPORT ROYAL DUTCH SHELL PLC ANNUAL REPORT AND FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2011 BUILDING AN ENERGY FUTURE

OUR BUSINESSES

BUILDING AN ENERGY FUTURE

Producing oil and gas
Extracting bitumen
Exploring for oil and gas
Mining oil sands
Refining oil into fuels and lubricants
Developing fields
Producing petrochemicals
Supply and distribution
Trading
Converting gas to liquid products (GTL)
Developing biofuels
Trading
Liquefying gas by cooling (LNG)
B2B sales
Generating wind energy
Regasifying LNG
Retail sales
Retail sales
B2B sales
CHEMICAL PRODUCTS
for plastics, coatings, detergents
FUELS AND LUBRICANTS
for transport
GAS
for cooking, heating, electrical power

OUR BUSINESSES BUILDING AN ENERGY FUTURE GLOBAL ENERGY DEMAND IS RISING AND SO ARE CONSUMER EXPECTATIONS — MORE PEOPLE WANT ENERGY FROM CLEANER SOURCES. AT SHELL WE WORK WITH OTHERS TO UNLOCK NEW ENERGY SOURCES AND SQUEEZE MORE FROM WHAT WE HAVE. WE DO THIS IN RESPONSIBLE AND INNOVATIVE WAYS. IN BUILDING A BETTER ENERGY FUTURE WE ALL HAVE A PART TO PLAY. SHELL IS DOING ITS PART. Producing oil and gas Extracting bitumen Exploring for oil Refining oil into and gas Mining oil fuels and sands lubricants Producing petrochemicals Developing fields Supply and distribution Trading Converting gas to liquid Developing products (GTL) biofuels Trading Liquefying gas by cooling (LNG) B2B sales Generating wind energy CHEMICAL PRODUCTS Regasifying Retail sales LNG for plastics, Retail sales coatings, detergents B2B sales FUELS AND LUBRICANTS for transport GAS for cooking, heating, electrical power

2	Shell Annual Report and Form 20-F 2011
About this Report

ABBREVIATIONS

CURRENCIES

$	US dollar
€	euro
£	sterling
CHF	Swiss franc

UNITS OF MEASUREMENT

acre	approximately 0.004 square kilometres
b(/d)	barrels (per day)
boe(/d)	barrels of oil equivalent (per day); natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel
MMBtu	million British thermal units
mtpa	million tonnes per annum
per day	volumes are converted to a daily basis using a calendar year
scf	standard cubic feet

PRODUCTS

GTL	gas to liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids

MISCELLANEOUS

ADS	American Depositary Share
AGM	Annual General Meeting
CCS	current cost of supplies
CO2	carbon dioxide
DBP	Deferred Bonus Plan
EMTN	euro medium-term note
EPS	earnings per share
GHG	greenhouse gas
HSSE	health, safety, security and environment
IFRIC	Interpretation(s) issued by the IFRS Interpretations Committee
IFRS	International Financial Reporting Standard(s)
LTIP	Long-term Incentive Plan
OML	oil mining lease
OPEC	Organization of the Petroleum Exporting Countries
OPL	oil prospecting licence
PSC	production-sharing contract
PSP	Performance Share Plan
R&D	research and development
REMCO	Remuneration Committee
RSP	Restricted Share Plan
SEC	United States Securities and Exchange Commission
TRCF	total recordable case frequency
TSR	total shareholder return
WTI	West Texas Intermediate

Shell Annual Report and Form 20-F 2011	3
About this Report

ABOUT THIS REPORT

This Report serves as the Annual Report and Accounts in accordance with UK requirements and as the Annual Report on Form 20-F as filed with the SEC for the year ended December 31, 2011, for Royal Dutch Shell plc (the Company) and its subsidiaries (collectively known as Shell). It presents the Consolidated Financial Statements of Shell (pages 101-140), the Parent Company Financial Statements of Shell (pages 160-168) and the Financial Statements of the Royal Dutch Shell Dividend Access Trust (pages 172-175). Cross references to Form 20-F are set out on pages 176-177 of this Report.

In this Report “Shell” is sometimes used for convenience where references are made to the Company and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries” and “Shell subsidiaries” as used in this Report refer to companies over which the Company, either directly or indirectly, has control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks. The Consolidated Financial Statements consolidate the financial statements of the Company and all subsidiaries. The companies in which Shell has significant influence but not control are referred to as “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. Joint ventures are comprised of jointly controlled entities and jointly controlled assets. In this Report, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interests.

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

The financial statements contained in this Report have been prepared in accordance with the provisions of the Companies Act 2006 and with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to the financial statements, there are no material differences from IFRS as issued by the International Accounting Standards Board (IASB); therefore, the financial statements have been prepared in accordance with IFRS as issued by the IASB. IFRS as defined above includes IFRIC.

Except as otherwise noted, the figures shown in this Report are stated in US dollars. As used herein all references to “dollars” or “$” are to the US currency.

The Business Review and other sections of this Report contain forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “scheduled”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) proved reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with government entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. Also see “Risk factors” for additional risks and further discussion. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither the Company nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

This Report contains references to Shell’s website and to the Shell Sustainability Report. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com and in the Shell Sustainability Report.

Documents on display
Documents concerning the Company, or its predecessors for reporting purposes, which are referred to in this Report have been filed with the SEC and may be examined and copied at the public reference facility maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, USA. For further information on the operation of the public reference room and the copy charges, call the SEC at 1-800-SEC-0330. All of the SEC filings made electronically by Shell are available to the public on the SEC website at www.sec.gov (commission file number 1-32575). This Report is also available, free of charge, at www.shell.com/annualreport or at the offices of Shell in The Hague, the Netherlands and London, UK. Copies of this Report also may be obtained, free of charge, by mail.

4	Shell Annual Report and Form 20-F 2011
About this Report

5	Chairman’s message
6	Chief Executive Officer’s review
8	Business Review
8	Performance indicators
10	Selected financial data
11	Business overview
13	Risk factors
16	Summary of results and strategy
20	Upstream
37	Downstream
44	Corporate
45	Liquidity and capital resources
49	Our people
50	Environment and society
54	The Board of Royal Dutch Shell plc
57	Senior Management
58	Report of the Directors
62	Directors’ Remuneration Report
79	Corporate governance
91	Additional shareholder information
98	Report on the Annual Report and Accounts
99	Report on the Annual Report on Form 20-F
100	Consolidated Financial Statements
141	Supplementary information – oil and gas (unaudited)
158	Independent Auditors’ Report to the Members of Royal Dutch Shell plc
159	Parent Company Financial Statements
169	Independent Auditors’ Report to EES Trustees International Limited as Trustee of the Royal Dutch Shell Dividend Access Trust
170	Report of Independent Registered Public Accounting Firm
171	Royal Dutch Shell Dividend Access Trust Financial Statements
176	Cross reference to Form 20-F
178	Exhibits
179	Signatures
EX-4.6
EX-7.1
EX-8
EX-12.1
EX-12.2
EX-13.1
EX-99.1
EX-99.2

Shell Annual Report and Form 20-F 2011	5
Chairman’s message

CHAIRMAN’S MESSAGE

Global economic recovery progressed in 2011. But it has been put under threat by the eurozone’s financial turbulence. And that turmoil may extend into the medium term if the public debt continues to grow in the USA and Japan. Growth in the developing economies is also expected to slow because of a weakening global demand for their exports and a general loss of investor confidence.

Nevertheless, population growth and rising prosperity in developing countries continue to drive upwards the long-term demand for all forms of energy – both renewable and nonrenewable.

Volatility in the marketplace
Meeting that demand will require the development of oil and gas resources that, so far, have been passed over because of their geological complexity or geographic remoteness. Such developments have implications for higher costs – and higher energy prices.

With such fundamental market forces increasing the tension between energy supply and demand, the world will be vulnerable to economic and political volatility. Unpredictable events almost anywhere in the world – a rash regulatory decision, a populist revolt or a natural disaster – could trigger swings in cost and prices.

We are living in a very interdependent world. Energy issues cut across geographic and industrial boundaries.

Interlinked resources
As a bigger, more diverse energy system is built, the economic, political and environmental impacts of extraction, processing, distribution and disposal of all raw materials need to be taken into account. From such a perspective, managing the emission of greenhouse gases is but one facet of a multifaceted problem. Even basic commodities such as water and food have to be managed in the context of the evolving world energy system.

These developments are already influencing our own industry, and they will do so more strongly in the decades ahead. We at Shell seek to gain a better understanding of the inter-relationship between water, food and energy systems. We believe it is critical that these systems not be looked at in isolation.

Planning for the future
At Shell, we are applying our creativity to discover new energy resources and make previously uneconomic ones viable. And we are willing to invest substantial sums of money to secure tomorrow’s energy production.

Our technical and financial means enable us to develop oil and gas resources in very deep water, in very “tight” rock and in the very cold climate of the Arctic. We aim to be an industry leader in these kinds of developments, demonstrating high standards of environmental stewardship and social responsibility.

We are focusing on natural gas. About half of the energy we produce comes out of wells in that form already, and we plan to increase that proportion in the coming years. It is, after all, the cleanest fossil fuel. Replacing coal-fired power plants with gas-fired ones is the fastest and cheapest way for the world to reduce CO2 emissions in the power sector. And gas-fired power additionally has the big advantage of 24/7 on-call reliability, complementing the intermittency of solar and wind power.

Natural gas can also be cooled into a liquid that can be shipped across oceans. We expect the global market for liquefied natural gas to continue to grow, and we intend to retain our leading position within it.

We are also big believers in biofuels. With our Raízen joint venture, we have now become a leading producer of ethanol from Brazilian sugar cane, which can cut CO2 emissions by about 70% compared with standard transport fuels. The joint venture works with its suppliers, contractors and landowners to make sure that they follow sustainable practices with their land, water and labour.

Creating a sustainable future
But today’s volatile world requires more than Shell alone can deliver. So we are forging strong ties with partners whose know-how, strategic aims or geographic reach fill gaps in our own capabilities. These partners can be governmental or non-governmental bodies, commercial or non-commercial institutions. The task is clear: create a low-carbon energy system that is secure, affordable and sustainable.

Our collaborative efforts will enable us to continue pushing the limits of technology as we execute more complex energy projects. And they will spur us to think in new ways about the earth’s natural resources.

Our partners, our customers and our shareholders would expect no less from us.

Jorma Ollila
Chairman

6	Shell Annual Report and Form 20-F 2011
Chief Executive Officer’s review

CHIEF EXECUTIVE OFFICER’S
REVIEW

In 2011, production began at three major projects that reflect some of Shell’s key strengths: innovation and technology; creating value through the integration of upstream and downstream operations; and long-lived returns. I am referring to Pearl GTL, Qatargas 4 and the expansion of the Athabasca Oil Sands Project. Together with a host of smaller projects, they provide the springboard for growth in production, cash flow and sales of liquefied natural gas (LNG). I thank our employees and project partners for the hard work and dedication that brought all these projects on-stream.

Growth is a key part of our strategy, but so too are operational excellence and the cultivation of future opportunities. I am happy to report that we also made major strides in those aspects of our strategy in 2011, bringing us closer to being the world’s most competitive and innovative energy company.

Financial results
Our earnings on a current cost of supplies basis attributable to shareholders were approximately $29 billion, up 54% from 2010. Assisted by higher oil prices and asset sales, both the Upstream and Downstream segments generated a cash surplus. This accomplishment came despite low North American natural gas prices and thin refining margins. Excluding working capital movements, cash flow from operational activities amounted to $43 billion – 30% more than in 2010 and 82% more than in 2009.

We announced dividends for the year totalling more than $10 billion, and we are in a position to increase them for the first quarter of 2012. Over the past three years, our shareholders have enjoyed a total return of about 70%.

In 2011, we also made good progress in reshaping our portfolio to support further growth. We received some $7.5 billion in proceeds from the sale of non-core businesses.

Safety and the environment
Our goal is to have zero fatalities and no incidents that harm our employees, contractors or neighbours – or put our facilities at risk. We continue to make progress on the safety of our people, and the number of work-related fatalities has fallen significantly in recent years. But we still have a way to go to reach our goal. I regret that six people died working for Shell in 2011.

Several incidents at our facilities in 2011 reinforced the need for us to stay vigilant and to maintain our focus on the safety of our operations. Shell Nigeria Exploration and Production Company experienced a leak offshore during the loading of an oil tanker. There was also a fire at our Singapore refinery and a pipeline leak in the UK North Sea. In each case, the rapid and effective response of staff, working with local authorities, prevented injury and limited environmental impact.

We continue to be open about our operational performance. Such transparency is necessary for the industry to work together with local, national and international bodies to minimise negative environmental and social impacts throughout the world.

That kind of open, multilateral approach may also help to ease concerns about hydraulic fracturing – the technique that enables oil and natural gas to be economically produced from shale or other “tight” rock. We introduced in 2011 a set of aspirational principles that lay out how we intend to pursue tight-oil and tight-gas developments around the globe. These provide a framework for protecting water, air, wildlife and the communities in which we operate. By sticking to them, we uphold our reputation as a responsible operator and set an example for others in the industry.

The foundation for growth
The year 2011 allowed us to lay the solid foundation on which to build our future.

Our exploration activities, which increased in 2011, resulted in five notable discoveries. We also secured the rights to explore in more than 140,000 square kilometres of new acreage in several countries in Africa, the Americas and Asia-Pacific.

Plans are in place to begin drilling in Alaskan waters. We are also executing drilling campaigns onshore China, offshore French Guiana and both on- and offshore Australia, having already obtained encouraging results in all those places.

In 2011, we took 12 final investment decisions, four of which involve North American tight gas and two of which involve LNG projects. One of the LNG projects – Prelude – is unprecedented: it entails building the world’s first floating production and liquefaction facility.

We also made the financial commitment to carry out the Cardamom project in the Gulf of Mexico. That investment decision, plus another for a project offshore Malaysia, underscores our world-class capability in deep water. All in all, we now have seven deep-water projects under construction.

Together with our partners, we began building the early production facilities for Iraq’s Majnoon field – one of the world’s super-giant oil fields. The agreement setting up the Basrah Gas Company was also endorsed by the Iraqi government in 2011.

In 2011, we agreed to develop a gas-based petrochemical complex with Qatar Petroleum at the same site where our Pearl GTL and Qatargas 4 plants are located. And this year – 2012 – we expect to see the joint-venture refinery at Port Arthur, Texas, become one of the biggest in the USA when the expansion project there more than doubles the refinery’s capacity.

We launched in 2011 the Downstream marketing and biofuel joint venture Raízen in Brazil, one of the world’s fastest-growing economies. Already a leading ethanol producer in Brazil, it could open new international markets for us. In the longer term, it also gives us an opportunity to draw on our advanced biofuel R&D programme.

A new agenda for the medium term
Our strengthened financial position and re-focused portfolio now enable us to drive forward a new agenda for the medium term. We are planning to raise net capital investment to about $30 billion in 2012, up from some $24 billion in 2011. Maintaining a robust investment programme – even through the dips of business cycles – is the best way to create growth and shareholder returns. The actual spending level in any given year, of course, will depend on project timings, industry costs, asset sales and the flexibility to scale up or down our drilling programmes.

We expect the cumulative cash flow from operations, excluding working capital movements, to be approximately 50% higher over the next four years than it was over the past four years – if the Brent price is around $100 per barrel, the North American natural gas price returns to $5 per MMBtu in the medium term and the environment improves for

Shell Annual Report and Form 20-F 2011	7
Chief Executive Officer’s review

refining. We have the potential to see a 25% increase in our production from the 2011 level by 2017-2018. Some of this new production is expected to come from liquids-rich shales.

We see further growth potential in our differentiated fuels, our lubricants and our chemicals. So we will continue to make selective investments related to those markets and products. But we will also focus on improving Downstream operations.

Going for more
Our successful projects, our good performance and our growth opportunities clearly show that we are on the right track. But I believe we can get more value out of our assets. The uptime of our processing facilities, for example, could be greater. And there are significant savings to be realised in our supply chains.

So we will continue our efforts to improve our operating performance and competitive position. We will also continue focusing on customer satisfaction and capitalising on our integrated operations. And, of course, we must never, ever lose sight of safety and environmental performance.

If we get those aspects of our businesses right, then Shell will surely be the number-one choice of both resource holders and resource consumers.

Peter Voser
Chief Executive Officer

8	Shell Annual Report and Form 20-F 2011
Business Review > Performance indicators

BUSINESS REVIEW

PERFORMANCE INDICATORS

Key performance indicators

Total shareholder return
2011	17.1%	2010	17.0%

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

Net cash from operating activities ($ billion)
2011	37	2010	27

Net cash from operating activities is the total of all cash receipts and payments associated with our sales of oil, gas, chemicals and other products. The components that provide a reconciliation from income for the period are listed in the “Consolidated Statement of Cash Flows”. This indicator reflects Shell’s ability to generate cash for both investment and distribution to shareholders.

Project delivery
2011	79%	2010	75%

Project delivery reflects Shell’s capability to complete major projects on time and within budget on the basis of targets set in the annual Business Plan. The set of projects consists of at least 20 Shell-operated capital projects that are in the execution phase (post final investment decision).

Production available for sale (thousand boe/d)
2011	3,215	2010	3,314

Production is the sum of all average daily volumes of unrefined oil and natural gas produced for sale. The unrefined oil comprises crude oil, natural gas liquids, synthetic crude oil and bitumen. The gas volume is converted into equivalent barrels of oil to make the summation possible. Changes in production have a significant impact on Shell’s cash flow.

Sales of liquefied natural gas (million tonnes)
2011	18.8	2010	16.8

Sales of liquefied natural gas (LNG) is a measure of the operational performance of Shell’s Upstream business and the LNG market demand.

Refinery and chemical plant availability
2011	91.2%	2010	92.4%

Refinery and chemical plant availability is the weighted average of the actual uptime of plants as a percentage of their maximum possible uptime. The weighting is based on the capital employed. It excludes downtime due to uncontrollable factors, such as hurricanes. This indicator is a measure of operational excellence of Shell’s Downstream manufacturing facilities.

2011 chemical plant availability has been measured based on an updated methodology, without resulting in a material change. See page 37.

Total recordable case frequency (injuries per million working hours)
2011	1.2	2010	1.2

Total recordable case frequency (TRCF) is the number of staff or contractor injuries requiring medical treatment or time off for every million hours worked. It is a standard measure of occupational safety.

Shell Annual Report and Form 20-F 2011	9
Business Review > Performance indicators

Additional performance indicators

Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders ($ million)
2011	28,625	2010	18,643

Earnings per share on a current cost of supplies basis
2011	$4.61	2010	$3.04

Earnings on a current cost of supplies (CCS) basis attributable to Royal Dutch Shell plc shareholders is the income for the period, adjusted for the after-tax effect of oil-price changes on inventory and non-controlling interest. CCS earnings per share is calculated by dividing CCS earnings attributable to shareholders by the average number of shares outstanding. See page 16 and Note 2 to the “Consolidated Financial Statements”.

Net capital investment ($ million)
2011	23,503	2010	23,680

Net capital investment is capital investment (capital expenditure, exploration expense, new equity and loans in equity-accounted investments and leases and other adjustments), less proceeds from disposals. See Notes 2 and 4 to the “Consolidated Financial Statements” for further information.

Return on average capital employed
2011	15.9%	2010	11.5%

Return on average capital employed (ROACE) is defined as annual income, adjusted for after-tax interest expense, as a percentage of average capital employed during the year. Capital employed is the sum of total equity and total debt. ROACE measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. See page 48.

Gearing
2011	13.1%	2010	17.1%

Gearing is defined as net debt (total debt minus cash and cash equivalents) as a percentage of total capital (net debt plus total equity), at December 31. It is a measure of the degree to which Shell’s operations are financed by debt. For further information see Note 15 to the “Consolidated Financial Statements”.

Proved oil and gas reserves attributable to Royal Dutch Shell plc shareholders (million boe)
2011	14,250	2010	14,249

Proved oil and gas reserves attributable to Royal Dutch Shell plc shareholders are the total estimated quantities of oil and gas (excluding reserves attributable to non-controlling interest in Shell subsidiaries) that geoscience and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs, as at December 31, under existing economic and operating conditions. Gas volumes are converted into barrels of oil equivalent (boe). Reserves are crucial to an oil and gas company, since they constitute the source of future production. Reserves estimates are subject to change based on a wide variety of factors, some of which are unpredictable. See pages 13-15.

Operational spills over 100 kilograms
2011	207	2010	195

The operational spills indicator reflects the total number of incidents in which 100 kilograms or more of oil or oil products were spilled by a Shell-operated entity as a result of its operations. The number for 2010 was updated from 193 to reflect completion of investigations into operational spills.

Employees (thousand)
2011	90	2010	97

The employees indicator consists of the annual average full-time employee equivalent of the total number of people on full-time or part-time employment contracts with Shell subsidiaries.

10	Shell Annual Report and Form 20-F 2011
Business Review > Selected financial data

SELECTED FINANCIAL DATA

The selected financial data set out below is derived, in part, from the Consolidated Financial Statements. This data should be read in conjunction with the Consolidated Financial Statements and related Notes, as well as the Business Review in this Report.

CONSOLIDATED STATEMENT OF INCOME AND OF COMPREHENSIVE INCOME DATA					$ MILLION
	2011	2010	2009	2008	2007

Revenue	470,171	368,056	278,188	458,361	355,782

Income for the period	31,185	20,474	12,718	26,476	31,926
Income attributable to non-controlling interest	267	347	200	199	595

Income attributable to Royal Dutch Shell plc shareholders	30,918	20,127	12,518	26,277	31,331

Comprehensive income attributable to Royal Dutch Shell plc shareholders	29,727	20,131	19,141	15,228	36,264

All results are from continuing operations.

CONSOLIDATED BALANCE SHEET DATA					$ MILLION
	2011	2010	2009	2008	2007

Total assets	345,257	322,560	292,181	282,401	269,470
Total debt	37,175	44,332	35,033	23,269	18,099
Share capital	536	529	527	527	536
Equity attributable to Royal Dutch Shell plc shareholders	169,517	148,013	136,431	127,285	123,960
Non-controlling interest	1,486	1,767	1,704	1,581	2,008

EARNINGS PER SHARE					$
	2011	2010	2009	2008	2007

Basic earnings per €0.07 ordinary share	4.98	3.28	2.04	4.27	5.00
Diluted earnings per €0.07 ordinary share	4.97	3.28	2.04	4.26	4.99

SHARES					NUMBER
	2011	2010	2009	2008	2007

Basic weighted average number of Class A and B shares	6,212,532,421	6,132,640,190	6,124,906,119	6,159,102,114	6,263,762,972
Diluted weighted average number of Class A and B shares	6,221,655,088	6,139,300,098	6,128,921,813	6,171,489,652	6,283,759,171

OTHER FINANCIAL DATA					$ MILLION
	2011	2010	2009	2008	2007

Net cash from operating activities	36,771	27,350	21,488	43,918	34,461
Net cash used in investing activities	20,443	21,972	26,234	28,915	14,570
Dividends paid	7,315	9,979	10,717	9,841	9,204
Net cash used in financing activities	18,131	1,467	829	9,394	19,393
(Decrease)/increase in cash and cash equivalents	(2,152)	3,725	(5,469)	5,532	654

Earnings/(losses) by segment [A]
Upstream	24,455	15,935	8,354	26,506	18,094
Downstream	4,289	2,950	258	5,309	8,588
Corporate	86	91	1,310	(69)	1,387

Total segment earnings	28,830	18,976	9,922	31,746	28,069
Attributable to non-controlling interest	(205)	(333)	(118)	(380)	(505)

Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders [B]	28,625	18,643	9,804	31,366	27,564

Net capital investment [A]
Upstream	19,083	21,222	22,326	28,257	13,555
Downstream	4,342	2,358	6,232	3,104	2,682
Corporate	78	100	324	60	202

Total	23,503	23,680	28,882	31,421	16,439

[A]	See Notes 2 and 4 to the “Consolidated Financial Statements”.
[B]	See table on page 16.

Shell Annual Report and Form 20-F 2011	11
Business Review > Business overview

BUSINESS OVERVIEW

History
From 1907 until 2005, Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c. were the two public parent companies of a group of companies known collectively as the “Royal Dutch/Shell Group”. Operating activities were conducted through the subsidiaries of these parent companies. In 2005, Royal Dutch Shell plc became the single parent company of Royal Dutch Petroleum Company and of The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited.

Royal Dutch Shell plc (the Company) is a public limited company registered in England and Wales and headquartered in The Hague, the Netherlands.

Activities
Shell is one of the world’s largest independent oil and gas companies in terms of market capitalisation, operating cash flow and oil and gas production. We aim to sustain our strong operational performance and continue our investments primarily in countries that have the necessary infrastructure, expertise and remaining growth potential. Such countries include Australia, Brazil, Brunei, Canada, Denmark, Germany, Malaysia, the Netherlands, Nigeria, Norway, Oman, Qatar, Russia, the UK, the USA and, in the coming years, China.

We are bringing new oil and gas supplies on-stream from major field developments. We are also investing in growing our gas-based business through liquefied natural gas (LNG) and gas-to-liquids (GTL) projects. For example, in 2011, we brought on-stream both types of projects with our partner in Qatar: Qatargas 4 LNG and Pearl, the world’s largest GTL plant. We also took the final investment decision on the Prelude project, initiating the first-ever construction of a floating LNG facility.

At the same time, we are exploring for oil and gas in prolific geological formations that can be conventionally developed, such as those found in Australia, Brazil and the Gulf of Mexico. But we are also exploring for hydrocarbons in formations, such as low-permeability gas reservoirs in the USA, Australia, Canada and China, which can be economically developed only by unconventional means.

We also have a diversified and balanced portfolio of refineries and chemical plants. In 2011, we further expanded our biofuel business with the creation of the Raízen joint venture, which is a leading biofuel producer and fuel retailer in Brazil. We have the largest retail portfolio of our peers, and delivered strong growth in differentiated fuels. We have a strong position not only in the major industrialised countries, but also in the developing ones. The distinctive Shell pecten, (a trademark in use since the early part of the twentieth century), and trademarks in which the word Shell appears, support this marketing effort throughout the world.

Businesses

Upstream International manages the Upstream businesses outside the Americas. It searches for and recovers crude oil and natural gas, liquefies and transports gas, and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream International also manages Shell’s LNG and GTL businesses. Its activities are organised primarily within geographical units, although there are some activities that are managed across the businesses or provided through support units.

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

Downstream manages Shell’s manufacturing, distribution and marketing activities for oil products and chemicals. These activities are organised into globally managed classes of business, although some are managed regionally or provided through support units. Manufacturing and supply includes refining, supply and shipping of crude oil. Marketing sells a range of products including fuels, lubricants, bitumen and liquefied petroleum gas (LPG) for home, transport and industrial use. Chemicals produces and markets petrochemicals for industrial customers, including the raw materials for plastics, coatings and detergents. Downstream also trades Shell’s flow of hydrocarbons and other energy-related products, supplies the Downstream businesses, governs the marketing and trading of gas and power and provides shipping services. Additionally, Downstream oversees Shell’s interests in alternative energy (including biofuels but excluding wind) and CO2 management.

Projects & Technology manages the delivery of Shell’s major projects and drives the research and innovation to create technology solutions. It provides technical services and technology capability covering both Upstream and Downstream activities. It is also responsible for providing functional leadership across Shell in the areas of safety and environment, and contracting and procurement.

12	Shell Annual Report and Form 20-F 2011
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

REVENUE BY BUSINESS SEGMENT
(INCLUDING INTER-SEGMENT SALES)			$ MILLION
	2011	2010	2009

Upstream
Third parties	42,260	32,395	27,996
Inter-segment	49,431	35,803	27,144

Total	91,691	68,198	55,140

Downstream
Third parties	427,864	335,604	250,104
Inter-segment	782	612	258

Total	428,646	336,216	250,362

Corporate
Third parties	47	57	88

Total	47	57	88

REVENUE BY GEOGRAPHICAL AREA
(EXCLUDING INTER-SEGMENT SALES)					$ MILLION
	2011	%	2010	%	2009	%

Europe	187,498	39.9	137,359	37.3	103,424	37.2
Asia, Oceania, Africa	148,260	31.5	110,955	30.2	80,398	28.9
USA	91,946	19.6	77,660	21.1	60,721	21.8
Other Americas	42,467	9.0	42,082	11.4	33,645	12.1

Total	470,171	100.0	368,056	100.0	278,188	100.0

Shell Annual Report and Form 20-F 2011	13
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
Prices of oil, natural gas, oil products and chemicals are affected by supply and demand, both globally and regionally. Moreover, prices for oil and gas can move independently from each other. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, conflicts, economic conditions and actions by major oil-exporting countries. Price fluctuations have a material effect on our earnings and our financial condition. For example, in a low oil and gas price environment, Shell would generate less revenue from its Upstream production, and as a result certain long-term projects might become less profitable, or even incur losses. Additionally, low oil and gas prices could result in the debooking of proved oil or natural gas reserves, if they become uneconomic in this type of environment. Prolonged periods of low oil and gas prices, or rising costs, could also result in projects being delayed or cancelled, as well as in the impairment of certain assets. In a high oil and gas price environment, we can experience sharp increases in cost and under some production-sharing contracts our entitlement to proved reserves would be reduced. Higher prices can also reduce demand for our products. Lower demand for our products might result in lower profitability, particularly in our Downstream business.

Our ability to achieve strategic objectives depends on how we react to competitive forces.
We face competition in each of our businesses. While we seek to differentiate our products, many of them are competing in commodity-type markets. If we do not manage our expenses adequately, our cost efficiency might deteriorate and our unit costs might increase. This in turn might erode our competitive position. Increasingly, we compete with government-run oil and gas companies, particularly in seeking access to oil and gas resources. Today, these government-run oil and gas companies control vastly greater quantities of oil and gas resources than the major, publicly held oil and gas companies. Government-run entities have access to significant resources and may be motivated by political or other factors in their business decisions, which may harm our competitive position or hinder our access to desirable projects.

The global macroeconomic environment as well as financial and commodity market conditions influence our operating results and financial condition as our business model involves trading, treasury, interest rate and foreign exchange risks.
Shell subsidiaries and equity-accounted investments are subject to differing economic and financial market conditions throughout the world. Political or economic instability affects such markets. Shell uses debt instruments such as bonds and commercial paper to raise significant amounts of capital. Should our access to debt markets become more difficult, the potential impact on our liquidity could have an adverse effect on our operations. Commodity trading is an important component of our supply and distribution function. Trading and treasury risks include, among others, exposure to movements in commodity prices, interest rates and foreign exchange rates, counterparty default and various operational risks (see also page 85). As a global company doing business in more than 80 countries, we are exposed to changes in currency values and exchange controls. While we undertake some currency hedging, we do not do so for all of our activities. The resulting exposure could affect our earnings and cash flow (see Notes 6 and 21 to the “Consolidated Financial Statements”). Shell has significant financial exposure to the euro and any significant change in its value would have a material effect on our earnings. Similarly, any structural changes to the European and Monetary Union affecting the euro could also have a material effect on our earnings or financial condition. While we do not have significant direct exposure to sovereign debt, it is possible that our partners and customers may have exposure which could impair their ability to meet their obligations to us. Therefore, a sovereign debt downgrade or default could have a material adverse effect on our earnings or financial condition.

Our future hydrocarbon production depends on the delivery of large and complex projects, as well as on our ability to replace proved oil and gas reserves.
We face numerous challenges in developing capital projects, especially large ones. Challenges include uncertain geology, frontier conditions, the existence and availability of necessary technology and engineering resources, availability of skilled labour, project delays and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions. These challenges are particularly relevant in certain developing and emerging market countries, such as Iraq and Kazakhstan. Such potential obstacles may impair our delivery of these projects, as well as our ability to fulfil related contractual commitments, and, in turn, negatively affect our operational performance and financial position. Future oil and gas production will depend on our access to new proved reserves through exploration, negotiations with governments and other owners of proved reserves and acquisitions. Failure to replace proved reserves could result in lower future production.

OIL AND GAS PRODUCTION AVAILABLE FOR SALE	MILLION BOE [A]
	2011	2010	2009

Shell subsidiaries	811	855	828
Shell share of equity-accounted investments	362	355	319

Total	1,173	1,210	1,147

[A]	Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

PROVED DEVELOPED AND UNDEVELOPED
RESERVES [A][B] (AT DECEMBER 31)		MILLION BOE [C]
	2011	2010	2009

Shell subsidiaries	10,320	10,176	9,859
Shell share of equity-accounted investments	3,946	4,097	4,286

Total	14,266	14,273	14,145
Non-controlling interest [D]	16	24	13

Total less non-controlling interest	14,250	14,249	14,132

[A]	We manage our total proved reserves base without distinguishing between proved reserves from subsidiaries and those from equity-accounted investments.
[B]	Includes proved reserves associated with future production that will be consumed in operations.
[C]	Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.
[D]	Represents proved reserves attributable to non-controlling interest in Shell subsidiaries.

An erosion of our business reputation would have a negative impact on our brand, our ability to secure new resources, our licence to operate and our financial performance.
Shell is one of the world’s leading energy brands, and its brand and reputation are important assets. The Shell General Business Principles

14	Shell Annual Report and Form 20-F 2011
Business Review > Risk factors

and Code of Conduct govern how Shell and its individual companies conduct their affairs. It is a challenge for us to ensure that all our thousands of employees comply with the principles. Failure – real or perceived – to follow these principles, or other real or perceived failures of governance or regulatory compliance, could harm our reputation. This could impact our licence to operate, damage our brand, harm our ability to secure new resources, limit our ability to access the capital market and affect our operational performance and financial condition.

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
In the future, in order to help meet the world’s energy demand, we expect our production to rise and more of our production to come from unconventional sources than at present. Energy intensity of production of oil and gas from unconventional sources can be higher than that of production from conventional sources. Therefore, it is expected that both the CO2 intensity of our production, as well as our absolute Upstream CO2 emissions, will increase as our business grows. Examples of such developments are our expansion of oil sands activities in Canada and our gas-to-liquids project in Qatar. Additionally, as production from Iraq increases, we expect that CO2 emissions from flaring will rise. We are working with our partners on finding ways to capture the gas that is flared. Over time, we expect that a growing share of our CO2 emissions will be subject to regulation and carry a cost. If we are unable to find economically viable, as well as publicly acceptable, solutions that reduce our CO2 emissions for new and existing projects or products, we may incur additional costs in delayed projects or reduced production in certain projects.

The nature of our operations exposes us to a wide range of health, safety, security and environment risks.
The health, safety, security and environment (HSSE) risks to which we are potentially exposed cover a wide spectrum, given the geographic range, operational diversity and technical complexity of Shell’s daily operations. We have operations, including oil and gas production, transport and shipping of hydrocarbons, and refining, in difficult geographies or climate zones, as well as environmentally sensitive regions, such as the Arctic or maritime environments, especially in deep water. This exposes us to the risk, among others, of major process safety incidents, effects of natural disasters, social unrest, personal health and safety, and crime. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in injuries, loss of life, environmental harm, disruption to business activities and, depending on their cause and severity, material damage to our reputation and eventually loss of licence to operate. Ultimately, any serious incident could harm our competitive position and materially impact our earnings and financial condition. In certain circumstances, liability could be imposed without regard to Shell’s fault in the matter.

Shell mainly self-insures its risk exposures.
Shell insurance subsidiaries provide insurance coverage to Shell entities, up to $1.15 billion per event generally limited to Shell’s percentage interest in the relevant entity. The type and extent of the coverage provided is equal to that which is otherwise commercially available in the third-party insurance market. While from time to time the insurance subsidiaries may seek reinsurance for some of their risk exposures, such reinsurance would not provide any material coverage in the event of an incident such as BP Deepwater Horizon. Similarly, in the event of a material environmental incident, there would be no material proceeds available from third-party insurance companies to meet Shell’s obligations.

An erosion of the business and operating environment in Nigeria could adversely impact our earnings and financial position.
We face various risks in our Nigerian operations. These risks include: security issues surrounding the safety of our people, host communities, and operations; our ability to enforce existing contractual rights; limited infrastructure; and potential legislation that could increase our taxes or costs of operation. The Nigerian government is contemplating new legislation to govern the petroleum industry which, if passed into law, would likely have a significant impact on Shell’s existing and future activities in that country and could adversely affect our financial returns from projects in that country.

We operate in more than 80 countries, with differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to laws and regulations. In addition, Shell subsidiaries and equity-accounted investments face the risk of litigation and disputes worldwide.
Developments in politics, laws and regulations can – and do – affect our operations and earnings. Potential developments include: forced divestment of assets; expropriation of property; cancellation of contract rights; additional taxes including windfall taxes, restrictions on deductions and retroactive tax claims; import and export restrictions; foreign exchange controls; and changing environmental regulations and disclosure requirements. Certain governments, states and regulatory bodies have, in the opinion of Shell, exceeded their constitutional authority by attempting unilaterally to amend or cancel existing agreements or arrangements; by failing to honour existing contractual commitments; and by seeking to adjudicate disputes between private litigants. As a result of the financial crisis, regulators have proposed regulations that would require disclosure of information that is immaterial to investors, but that could compromise confidential commercial arrangements and create conflicting legal requirements. Additional regulations targeted at the financial sector could have unintended consequences for our trading, treasury and pension operations. In our Upstream activities these developments can and do affect land tenure, re-writing of leases, entitlement to produced hydrocarbons, production rates, royalties and pricing. Parts of our Downstream businesses are subject to price controls in some countries. From time to time, cultural and political factors play a role in unprecedented and unanticipated judicial outcomes contrary to local and international law. When such risks materialise they can affect the employees, reputation, operational performance and financial position of Shell, as well as of the Shell subsidiaries and equity-accounted investments located in the country concerned. If we do not comply with policies and regulations, it may result in regulatory investigations, litigation and ultimately sanctions.

Shell Annual Report and Form 20-F 2011	15
Business Review > Risk factors

Our operations expose us to social instability, terrorism and acts of war or piracy that could have an adverse impact on our business.
As seen recently in north Africa and the Middle East, social and civil unrest, both within the countries in which we operate and internationally, can – and does – affect operations and earnings. For example, European Union (EU) sanctions have prohibited us from producing oil and gas in Syria. Potential developments that could impact our business include international sanctions, conflicts, including war, acts of political or economic terrorism and acts of piracy on the high seas, as well as civil unrest and local security concerns that threaten the safe operation of our facilities and transport of our products. If such risks materialise, they can result in injuries and disruption to business activities, which could have a material negative effect on our operational performance and financial condition, as well as on our reputation.

We rely heavily on information technology systems for our operations.
The operation of many of our business processes depends on the availability of information technology (IT) systems. Our IT systems are increasingly concentrated in terms of geography, number of systems, and key contractors supporting the delivery of IT services. Shell, like many other multinational companies, has been the target of attempts to gain unauthorised access through the internet to our IT systems, including more sophisticated attempts often referred to as advanced persistent threat. Shell seeks to detect and investigate all such security incidents with the aim to prevent their recurrence. Disruption of critical IT services, or breaches of information security, could have a negative effect on our operational performance and earnings, as well as on our reputation.

We have substantial pension commitments, whose funding is subject to capital market risks.
Liabilities associated with defined benefit plans can be significant, as can the cash funding of such plans; both depend on various assumptions. Volatility in capital markets, and the resulting consequences for investment performance and interest rates, may result in significant changes to the funding level of future liabilities. In case of a shortfall, Shell might be required to make substantial cash contributions, depending on the applicable regulations per country. See “Liquidity and capital resources” for further discussion.

The estimation of proved reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible. If actual production from such reserves is lower than current estimates indicate, our profitability and financial condition could be negatively impacted.
The estimation of proved oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. The estimate may change because of new information from production or drilling activities, or changes in economic factors, including changes in the price of oil or gas and changes in the taxation or regulatory policies of host governments. It may also alter because of acquisitions and divestments, new discoveries, and extensions of existing fields and mines, as well as the application of improved recovery techniques. Published proved reserves estimates may also be subject to correction due to errors in the application of published rules and changes in guidance. Any downward adjustment would indicate lower future production volumes and may adversely affect our earnings as well as our financial condition.

Many of our major projects and operations are conducted in joint ventures or associates. This may reduce our degree of control, as well as our ability to identify and manage risks.
A significant share of our capital is invested in joint ventures or associates. In cases where we are not the operator we have limited influence over, and control of, the behaviour, performance and costs of operation of joint ventures or associates. Additionally, our partners or members of a joint venture or an associate (particularly local partners in developing countries) may not be able to meet their financial or other obligations to the projects, threatening the viability of a given project.

Violations of antitrust and competition law carry fines and expose us or our employees to criminal sanctions and civil suits.
Antitrust and competition laws apply to Shell subsidiaries and equity-accounted investments in the vast majority of countries in which we do business. Shell subsidiaries and equity-accounted investments have been fined for violations of antitrust and competition law. These include a number of fines by the European Commission Directorate-General for Competition (DG COMP). Due to the DG COMP’s fining guidelines, any future conviction of Shell subsidiaries or equity-accounted investments for violation of EU competition law could result in larger fines. Violation of antitrust laws is a criminal offence in many countries, and individuals can be either imprisoned or fined. Furthermore, it is now common for persons or corporations allegedly injured by antitrust violations to sue for damages.

Shell is currently subject to a Deferred Prosecution Agreement with the U.S. Department of Justice for violations of the Foreign Corrupt Practices Act.
In 2010, a Shell subsidiary agreed to a Deferred Prosecution Agreement (DPA) with the U.S. Department of Justice (DOJ) for violations of the Foreign Corrupt Practices Act (FCPA), which arose in connection with its use of the freight-forwarding firm Panalpina. Also, the Company has consented to a Cease and Desist Order from the U.S. Securities and Exchange Commission (SEC) for violations of the record keeping and internal control provisions of the FCPA as a result of another Shell subsidiary’s violation of the FCPA, which also arose in connection with the use of Panalpina in Nigeria. The DPA requires Shell to continue to implement a compliance and ethics programme designed to prevent and detect violations of the FCPA and other applicable anti-corruption laws throughout Shell’s operations. The DPA also requires the Company to report to the DOJ, promptly, any credible evidence of questionable or corrupt payments. Any violations of the DPA, or of the SEC’s Cease and Desist Order, could have a material adverse effect on the Company.

The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This might limit shareholder remedies.
Our Articles of Association generally require that all disputes between our shareholders in such capacity and the Company or our subsidiaries (or our Directors or former Directors) or between the Company and our Directors or former Directors be exclusively resolved by arbitration in The Hague, the Netherlands, under the Rules of Arbitration of the International Chamber of Commerce. Our Articles of Association also provide that, if this provision is for any reason determined to be invalid or unenforceable, the dispute may only be brought to the courts of England and Wales. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions. See “Corporate governance” for further information.

16	Shell Annual Report and Form 20-F 2011
Business Review > Summary of results and strategy

SUMMARY OF RESULTS AND
STRATEGY

INCOME FOR THE PERIOD	$ MILLION
	2011	2010	2009

Earnings by segment [A]
Upstream	24,455	15,935	8,354
Downstream	4,289	2,950	258
Corporate	86	91	1,310

Total segment earnings	28,830	18,976	9,922
Attributable to non-controlling interest	(205)	(333)	(118)

Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders	28,625	18,643	9,804
Current cost of supplies adjustment [A]	2,355	1,498	2,796
Non-controlling interest	(62)	(14)	(82)

Income attributable to Royal Dutch Shell plc shareholders	30,918	20,127	12,518
Non-controlling interest	267	347	200

Income for the period	31,185	20,474	12,718

[A]	Segment earnings are presented on a current cost of supplies basis. See Note 2 to the “Consolidated Financial Statements” for further information.

Earnings 2011-2009
On average, 2011 realised oil and gas prices were significantly higher than in 2010 in all regions, except for realised gas prices in the Americas. Oil and gas production available for sale in 2011 was 3,215 thousand barrels of oil equivalent per day (boe/d), compared with 3,314 thousand boe/d in 2010. Excluding the impact of divestments of some 100 thousand boe/d, full year 2011 production was in line with 2010. Refining margins suffered in the tough 2011 environment, being generally lower than those of 2010 in key refining hubs. Weakening demand and industrial overcapacity following the start-up of major refining facilities, especially in Asia, continued to weigh on the sector.

Earnings on a current cost of supplies basis attributable to shareholders in 2011 were $28,625 million, 54% higher than in 2010, which, in turn, were 90% higher than in 2009.

In 2011, Upstream earnings were $24,455 million, compared with $15,935 million in 2010 and $8,354 million in 2009. The 53% increase between the 2011 and 2010 earnings reflected higher realised oil and gas prices, together with higher LNG sales volumes, increased trading contributions and a reduced level of impairment. These items were partly offset by higher operating expenses mainly reflecting the start-up of new projects, lower production volumes and increased taxes. In 2010, earnings increased by 91% compared with 2009, reflecting higher realised oil and gas prices, higher production volumes and gains from divestments, partly offset by an increased level of impairment.

Downstream earnings in 2011 were $4,289 million, compared with $2,950 million in 2010 and $258 million in 2009. Earnings in 2011 increased compared with 2010 as a result of higher chemical margins, increased trading contributions and lower operating expenses, partly offset by a larger loss in refining and lower sales volumes. Earnings increased between 2009 and 2010 because of higher refining margins and sales volumes.

Balance sheet and net capital investment
Shell’s strategy to invest in the development of major growth projects, primarily in Upstream, explains the most significant changes to the balance sheet in 2011. Property, plant and equipment and equity-accounted investments increased by approximately $14 billion. Net capital investment was some $24 billion, 1% lower than in 2010; see Note 4 to the “Consolidated Financial Statements”. The effect of net capital investment on property, plant and equipment was partly offset by depreciation, depletion and amortisation of some $13 billion.

Of the 2011 net capital investment, more than 80% related to Upstream projects, some of which were completed in 2011 and started delivering cash inflows. Other projects should deliver organic growth over the long term and include multibillion-dollar integrated facilities that are expected to provide significant cash flows for the coming decades. In 2011, total debt decreased by $7.2 billion. Total equity increased by $21.2 billion in 2011, to $171 billion, as a result of increased retained earnings.

The gearing was 13.1% at the end of 2011, compared with 17.1% at the end of 2010. The change reflects the decrease in total debt and the increase in total equity, partly offset by a decrease in cash and cash equivalents.

Market overview
Reflecting the state of the global economy, world oil demand rose modestly by 0.7 million b/d in 2011, with a strong 1.3 million b/d demand increase in the emerging economies more than offsetting the decline of 0.6 million b/d in the developed economies.

Economic growth, which had been strong in 2010, weakened in 2011. Several serious shocks were partly responsible: the devastating earthquake and tsunami in Japan; unrest in some oil-producing countries in north Africa and the Middle East; and major financial turbulence in the eurozone due to high budget deficits and rising debt burdens.

Most emerging economies weathered the turmoil well and grew robustly in 2011, with output in China and India growing by 9% and 7% respectively. In contrast, the USA and the eurozone saw output grow by 1.8% and 1.6% respectively, which was not sufficiently rapid to bring down high unemployment rates.

For 2012, there are concerns about a global economic slowdown. Most analysts expect a recession in the eurozone and slower economic growth in the USA. Economic activity is expected to be more robust in the emerging economies, but their performance remains closely linked to the developed world. So these projections assume that policymakers in the developed economies keep their monetary and fiscal policy commitments and manage to control the financial turmoil, allowing conditions to stabilise.

OIL AND NATURAL GAS PRICES
Brent crude oil prices traded in a range of $95-125 per barrel throughout most of 2011, ending the year at $106.51 per barrel. On average, 2011 prices were some 40% higher than they were in 2010. Brent crude oil averaged $111.26 per barrel in 2011, compared with $79.50 in 2010; West Texas Intermediate (WTI) averaged $95.04 per barrel in 2011, compared with $79.45 a year earlier. WTI traded at a discount to international crude-oil benchmarks like Brent as a consequence of the infrastructure bottlenecks at the landlocked storage and distribution area of Cushing, Oklahoma, in the USA. The Brent/WTI price differential averaged $16.22 per barrel over the year.

Natural gas prices in North America were on average 9% lower in 2011 than in 2010. The Henry Hub prices fell from a monthly average range of $4.00-4.55 per million British thermal units (MMBtu) in the first eight months to a monthly average range of $3.15-3.90 per

Shell Annual Report and Form 20-F 2011	17
Business Review > Summary of results and strategy

MMBtu in the last four months of the year, when inventories were high and production had to be discouraged. Averaged over the year, the Henry Hub price was $4.01 per MMBtu compared with $4.40 per MMBtu in 2010. In the UK, prices at the National Balancing Point (NBP) averaged 56.35 pence per therm in 2011, compared with 42.12 pence per therm in 2010. Price developments at the main gas trading hubs in Belgium, Germany and the Netherlands were very similar to those at the NBP. The price increase reflects a tightening of LNG markets and hence the influence of continental oil-indexed prices. Asia-Pacific LNG is predominantly sold under long-term oil indexation contracts. In the Asia-Pacific spot market, the average monthly settlements of the Platts Japan Korea Marker was $13.98 per MMBtu for 2011 compared with $7.71 per MMBtu for 2010.

Unlike crude-oil pricing, which is global in nature, gas prices vary significantly from region to region. We produce and sell natural gas in regions whose supply, demand and regulatory circumstances differ markedly from those in the USA or the UK. Long-term contracted LNG prices in the Asia-Pacific region are predominantly indexed to oil prices and this is reflected in our LNG portfolio. Oil-indexed gas pricing is still prevalent in some parts of continental Europe, although natural gas contracts have recently included a greater element of spot market pricing.

OIL AND NATURAL GAS PRICES FOR INVESTMENT EVALUATION
The range of possible future crude oil and natural gas prices used in project and portfolio evaluations within Shell are determined after assessment of short-, medium- and long-term price drivers under different sets of assumptions. Historical analysis, trends and statistical volatility are all part of this assessment, as are analyses of possible future economic conditions, geopolitics, OPEC actions, supply costs and the balance of supply and demand. Sensitivity analyses are used to test the impact of low-price drivers, such as economic weakness, and high-price drivers, such as strong economic growth and low investment levels in new production capacity. Short-term events, such as relatively warm winters or cool summers and supply disruptions due to weather or politics, contribute to price volatility.

We expect oil prices to remain volatile. For the purposes of making investment decisions, we assume a price range of $50-90 per barrel for Brent oil and of $4-6 per MMBtu for US Henry Hub gas. We use low, medium and high oil and gas prices to test the economic performance of long-term projects. As part of our normal business practice, the range of prices used for this purpose is subject to review and change.

REFINING AND PETROCHEMICAL MARKET TRENDS
Refining margins suffered in the tough 2011 environment, being generally lower than those of 2010 in key refining hubs. The year saw a succession of downward revisions to demand forecasts. Industrial overcapacity continued to weigh on the sector following the start-up of major refining facilities, especially in Asia. Key drivers of refining margins in 2012 are expected to be demand growth in an uncertain economic environment, structural global refining overcapacity and geopolitical tensions leading to possible supply disruptions.

Chemical margins during 2011 were under pressure in Asia from Middle East exports and increasing economic uncertainty. European cracker margins were strong, supported by higher regional prices and lower costs. US ethane cracker margins benefited from the wide price differential between crude oil and natural gas in the country. Chemical margins in 2012 are expected to be demand-led and dependent on the state of the global economy. US ethane cracker margins should be supported by the ongoing feedstock price differential between oil and gas.

Strategy and outlook

STRATEGY
Our strategy seeks to reinforce our position as a leader in the oil and gas industry in order to provide a competitive shareholder return, while helping to meet global energy demand in a responsible way. Safety, corporate environmental and social responsibility are at the heart of our activities.

Intense competition exists for access to upstream resources and to new downstream markets. But we believe our technology, project-delivery capability and operational excellence will remain key differentiators for our businesses. We expect around 80% of our capital investment in 2012 to be in our Upstream businesses.

In Upstream we focus on exploration for new liquids and natural gas reserves and on developing major new projects where our technology and know-how add value to the resource holders. The implementation of our strategy will see us actively manage our portfolio around three themes in Upstream:

■	building our resource base through worldwide exploration, focused acquisitions and exits from non-core portfolio positions;
■	accelerating the extraction of value from our resources, with profitable production growth, top-quartile project delivery and operational excellence; and
■	differentiating ourselves from the competition through integrated gas leadership, technology and partnerships.

In our Downstream businesses, our emphasis remains on sustained cash generation from our existing assets and selective investments in growth markets. The implementation of our strategy will see us actively manage our assets around three themes in Downstream:

■	operational excellence and cost efficiency, to maximise the uptime and operating performance of our asset base, and to reduce costs and complexity;
■	refocusing our refining portfolio on the most efficient facilities – those that best integrate with crude supplies, marketing outlets and local petrochemical plants; and
■	selective growth in countries such as Brazil, China and India, which have high growth potential, while maintaining or increasing our margins in our core countries. This includes researching, developing and marketing biofuels.

Meeting the growing demand for energy worldwide in ways that minimise environmental and social impact is a major challenge for the global energy industry. We aim to improve energy efficiency in our own operations, supporting customers in managing their energy demands, and continuing to research and develop technologies that increase efficiency and reduce emissions in liquids and natural gas production.

Our commitment to technology and innovation continues to be at the core of our strategy. As energy projects become more complex and more technically demanding, we believe our engineering expertise will be a deciding factor in the growth of our businesses. Our key strengths include the development and application of technology, the financial and project-management skills that allow us to deliver large field-development projects, and the management of integrated value chains. We aim to leverage our diverse and global business portfolio and customer-focused businesses built around the strength of the Shell brand.

18	Shell Annual Report and Form 20-F 2011
Business Review > Summary of results and strategy

OUTLOOK
We have defined three distinct layers for Shell’s strategy development: performance focus and continuous improvement; growth delivery; and maturing next-generation project options for the longer term.

Performance focus and continuous improvement
We will work on continuous improvements in operating performance, with an emphasis on health, safety and environment, asset performance and operating costs. Asset sales are a key element of our strategy – improving our capital efficiency by focusing investment on the most attractive growth opportunities. Sale of non-core assets in 2009-2011 generated some $17 billion in divestment proceeds. Exits from further non-core positions in 2012 are expected to generate up to $3 billion in divestment proceeds.

We have initiatives underway that are expected to improve Shell’s integrated Downstream business, focusing on the most profitable positions and growth potential. Shell announced exits from 800 thousand b/d of non-core refining capacity and from selected retail and other marketing positions in 2009-2011, and has taken steps to improve the quality of its Chemicals assets.

Growth delivery
We are planning a net capital investment of some $30 billion in 2012 – an increase from 2011 levels – as Shell invests for long-term growth. This amount relates largely to investments in some 17 new projects for which final investment decisions were taken in 2010-2011. They are part of a portfolio of more than 60 new growth projects that are under construction or being assessed for future investment. Going forward, annual spending will be driven by the timing of investment decisions and the near-term macroeconomic outlook.

In early 2012, Shell defined a set of ambitious financial and operating targets for profitable growth. These targets are driven by Shell’s performance in maturing new projects for final investment decision and by project start-ups.

Cash flow from operations, excluding working capital movements, was $136 billion for 2008-2011. We expect aggregate cash flow from operations, excluding working capital movements, for 2012-2015 to be 30-50% higher, assuming that the Brent oil price is in the range of $80-100 per barrel and that conditions improve for North American natural gas prices and downstream margins relative to 2011.

In Upstream we have the potential to reach an average production of some 4.0 million boe/d in 2017-2018, compared with 3.2 million boe/d in 2011. This production potential will be driven by the timing of investment decisions and the near-term macroeconomic outlook, and assumes some 250 thousand boe/d of expected asset sales and licence expiries. In Downstream we are adding new refining capacity in the USA and making selective growth investments in marketing.

Maturing next-generation project options
Shell has built up a substantial portfolio of options for a next wave of growth. This portfolio has been designed to capture energy price upside and manage Shell’s exposure to industry challenges from cost inflation and political risk. Key elements of this opportunity set are in global exploration and established resource positions in the Gulf of Mexico, North American tight gas, liquids-rich shales and Australian LNG. These projects are part of a portfolio that has the potential to underpin production growth to the end of this decade. Shell is working to mature these projects, with an emphasis on financial returns.

Proved reserves and production
Shell subsidiaries’ and the Shell share of equity-accounted investments’ estimated net proved oil and gas reserves are summarised in the table on page 28 and are set out in more detail in “Supplementary information – oil and gas (unaudited)” on pages 141-149.

In 2011, Shell added 1,545 million boe of proved reserves before taking into account a net negative impact from commodity price changes of 235 million boe of proved reserves and a net negative impact from acquisition and divestment activity of 105 million boe of proved reserves. Of the total net additions of 1,205 million boe of proved reserves before taking into account production, 984 million boe came from Shell subsidiaries and 221 million boe were from the Shell share of equity-accounted investments.

In 2011, total oil and gas production available for sale was 1,173 million boe. An additional 39 million boe were produced and consumed in operations. Production available for sale from subsidiaries was 811 million boe with an additional 29 million boe consumed in operations. The Shell share of the production available for sale of equity-accounted investments was 362 million boe with an additional 10 million boe consumed in operations.

Accordingly, after taking into account total production, we had a net decrease of 7 million boe in proved reserves, comprising an increase of 144 million boe from subsidiaries and a decrease of 151 million boe from the Shell share of equity-accounted investments.

Research and development
Technology and innovation provide ways for Shell to stand apart from its competitors. They help our current businesses perform, and they make our future businesses possible. Over the last five years our spend on research and development (R&D) averaged more than $1 billion annually, more than any other international oil and gas company. In 2011, R&D expenses were $1,125 million, compared with $1,019 million in 2010 and $1,125 million in 2009.

The development of Shell technology is intrinsically linked to our strategic objectives and based on the needs of our customers and partners. It is executed by a single integrated R&D organisation where in-house development of proprietary technologies is complemented with external scientific and technological partnerships. This partnering helps to ensure a healthy influx of new ideas and to speed up technology developments.

We pursue technological breakthroughs across the full spectrum of our businesses and their needs; from novel seismic acquisition technology employing multimillion sensors that help find previously invisible subsurface hydrocarbon accumulations to oil-recovery methods that increase the amount of oil ultimately extracted from existing fields; from advanced biofuels that are derived from non-edible plants or crop waste – such as wheat and barley straw – to a concept engine lubricant which helps increase the overall fuel efficiency. We also work on technologies to reduce the environmental footprint of our operations and products. These are applied, for example, in carbon capture and storage schemes to reduce CO2 and other emissions or in energy-efficiency programmes for our refineries or for our customers.

Sustained investment in our key technologies is paying off. For example, back in the 1980s we initiated the development of the gas-to-liquids (GTL) process and catalysts that in 2011 enabled the start-up of the world’s largest GTL plant in Qatar. Some 30 years ago we started working on chemicals for enhanced oil recovery that include polymer solutions like the one that has been injected since early 2010 into the Marmul field in Oman, where it is expected to boost oil recovery by

Shell Annual Report and Form 20-F 2011	19
Business Review > Summary of results and strategy

some 10% or more. Shell has pioneered deep-water oil production since the 1970s, culminating in world-class projects such as Perdido in the Gulf of Mexico and Parque das Conchas, offshore Brazil.

The floating LNG (FLNG) concept is another example of where we are trying to take extraordinary leaps through technological innovation. The Shell FLNG concept entails a massive floating facility — more than 480 metres long and six times heavier than a fully-loaded aircraft carrier — that can be used to produce natural gas, turn it into a liquid and pump it onto LNG tankers for delivery to customers across the globe. The idea was born and developed entirely within Shell as part of an innovation-stimulating scheme we call GameChanger and it is now applied in Prelude, the world’s first FLNG project, offshore Australia.

In 2012, the key objectives of our R&D programme will remain unchanged. We will continue to focus strongly on technologies supporting our various businesses. Equally, we remain committed to shorten further the time for technology to move from the laboratory to its deployment in the field. This will mean increasing the number of early-stage concepts while terminating less promising projects quickly. As a result, our technology portfolio will maintain a healthy balance between new and mature projects.

Key accounting estimates and judgements
Refer to Note 3 to the “Consolidated Financial Statements” for a discussion of key accounting estimates and judgements.

Legal proceedings
Refer to Note 25 to the “Consolidated Financial Statements” for a discussion of legal proceedings.

20	Shell Annual Report and Form 20-F 2011
Business Review > Upstream

UPSTREAM

KEY STATISTICS	$ MILLION
	2011	2010	2009

Segment earnings	24,455	15,935	8,354
Including:
Revenue (including inter-segment sales)	91,691	68,198	55,140
Share of profit of equity-accounted investments	7,127	4,900	3,852
Production and manufacturing expenses	15,606	13,697	13,958
Selling, distribution and administrative expenses	1,276	1,512	2,206
Exploration	2,266	2,036	2,178
Depreciation, depletion and amortisation	8,827	11,144	9,875
Net capital investment [A]	19,083	21,222	22,326

Oil and gas production available for sale (thousand boe/d)	3,215	3,314	3,142
LNG sales volume (million tonnes)	18.83	16.76	13.40
Proved oil and gas reserves at December 31 (million boe) [B]	14,250	14,249	14,132

[A]	See Notes 2 and 4 to the “Consolidated Financial Statements”.
[B]	Excludes reserves attributable to non-controlling interest in Shell subsidiaries.

Overview
Our Upstream businesses explore for and extract crude oil and natural gas, often in joint ventures with international and national oil and gas companies. This includes the extraction of bitumen from mined oil sands which we convert into synthetic crude oil. We liquefy natural gas by cooling and transport the liquefied natural gas (LNG) to customers across the world. We also convert natural gas to liquids (GTL) to provide cleaner-burning fuels and we market and trade natural gas (including LNG) in support of our Upstream businesses.

Business conditions
2011 was a year of volatility in the global economy and energy markets with unprecedented geopolitical events. According to the International Energy Agency, oil demand in 2011 increased by 0.7 million b/d, or 1%, compared with a 3% demand increase in 2010. The slowing of oil demand growth was largely due to the eurozone and US debt crises. Warmer than normal weather in the fourth quarter of 2011 weakened gas demand in Europe and North America. Demand for gas, and specifically LNG, was robust in markets east of Suez, driven by economic growth across the region and substantial nuclear power generation capacity taken off-line for inspections following Japan’s natural disaster in March 2011.

Average Brent crude oil prices in 2011 increased to $111 per barrel, 40% higher than in 2010, driven by geopolitical unrest in the Middle East and north Africa and the resulting fall in supply from some countries, particularly Libya. In contrast, the average Henry Hub natural gas price fell 9% due to an increase in supply from onshore gas in North America.

Earnings 2011-2010
Segment earnings in 2011 of $24,455 million included a net gain of $3,855 million mainly related to gains on divestments, mark-to-market valuation of certain gas and derivative contracts, and exceptional tax items. These were partly offset by asset impairments and the cost impact of the US offshore drilling moratorium. Segment earnings in 2010 of $15,935 million included a net gain of $1,493 million, mainly related to gains on divestments, partly offset by asset impairments, mark-to-market valuation of certain gas contracts and the cost impact of the US offshore drilling moratorium. All gains and losses identified above relate to items that individually exceed $50 million.

Excluding these gains and losses, segment earnings in 2011 were 43% higher than in 2010, driven by the delivery of Shell’s growth strategy, continuing portfolio optimisation and higher market prices. Higher realised oil, natural gas and LNG prices, higher LNG sales volumes and higher trading contributions were partly offset by higher operating expenses, mainly reflecting the start-up of new projects, lower production volumes and increased taxes.

We brought several large growth projects on-stream including Qatargas 4 and Pearl GTL in Qatar and the Athabasca Oil Sands Project (AOSP) expansion in Canada. Production from these projects has been ramping up well and, excluding the impact of divestments, our production was in line with 2010. LNG sales volumes grew 12% in 2011 to a new record, reflecting the ramp-up of Qatargas 4 to full capacity and the continued good performance of Nigeria LNG and Sakhalin-2 LNG.

Natural gas production represented 48% of total production of 3,215 thousand boe/d in 2011. Global natural gas realisations improved by 18% in 2011, primarily due to an increase in realisations in the European gas market, which was influenced by higher spot prices. This was partly offset by continued low prices in the North American market linked to Henry Hub and AECO, the main pricing point in Canada. Approximately 18% of Shell’s natural gas production in 2011 was in the Americas. As the chart below illustrates, the spread between energy-equivalent oil and gas prices widened significantly in 2011, with global liquids realisations 39% higher than in 2010, mainly driven by higher oil prices.

REALISED PRICE [A]	$/BOE

[A]	Includes subsidiaries and European equity-accounted investments. Excludes deemed transfer prices.

Earnings 2010-2009
Segment earnings in 2010 of $15,935 million included a net gain of $1,493 million as described above. In 2009, earnings of $8,354 million included a net charge of $134 million mainly related to impairments and redundancy charges, partly offset by exceptional tax items and divestment gains. These identified items individually exceed $50 million.

Excluding the gains and charges identified above, segment earnings in 2010 were 70% higher than in 2009. The increase was mainly due to higher realised oil, natural gas and LNG prices, higher production volumes, lower exploration expenses and lower underlying depreciation, partly offset by higher taxes.

Net capital investment
Net capital investment was some $19 billion in 2011, compared with some $21 billion in 2010 and some $22 billion in 2009. Capital investment in 2011 was $23 billion (of which $9 billion was exploration expenditure, including acquisitions of unproved properties). This represents a decrease from the 2010 capital

Shell Annual Report and Form 20-F 2011	21
Business Review > Upstream

investment of $26 billion, which included $7 billion in acquisitions, primarily relating to East Resources.

Portfolio actions and business development
In Australia we announced in 2011 the final investment decision on the Prelude floating LNG project. The project is expected to produce up to 110 thousand boe/d of natural gas and natural gas liquids, for sale as some 3.6 mtpa of LNG, 1.3 mtpa of condensate and 0.4 mtpa of liquefied petroleum gas (LPG).

In Australia Arrow Energy Holdings Pty Ltd (Shell interest 50%) acquired all of the shares in Bow Energy Ltd, a coalbed methane company, for a Shell-share consideration of some $0.3 billion. The transaction was completed in January 2012.

In China Shell and China National Petroleum Corporation (CNPC) signed a global alliance agreement to pursue cooperative opportunities internationally as well as in China. The two parties also signed a shareholders’ agreement to establish a well-manufacturing joint venture (50% Shell and 50% CNPC) subject to further corporate and government approvals.

In Indonesia we entered into the Masela PSC by purchasing a 30% stake for a consideration of some $0.9 billion. The Masela PSC contains the Abadi gas discovery, which is planned to be developed on the basis of a floating LNG project, initially for 2.5 mtpa capacity, with the potential for significant project expansions at a later stage. Front-end engineering and design is expected to begin in 2012.

In Iraq final government approvals were received to form the Basrah Gas Company, a joint venture between Iraq’s South Gas Company (51%), Shell (44%) and Mitsubishi Corporation (5%). The joint venture will gather, treat and process raw gas from the Rumaila, West Qurna 1 and Zubair fields.

In Malaysia Shell extended two PSCs by 30 years with the intention of executing enhanced oil recovery projects offshore Sarawak and Sabah. The improvement in recovery efficiency of the Baram Delta (Shell interest 40%) and North Sabah (Shell interest 50%) oil fields is expected to result in additional oil production and may extend field life to beyond 2040.

In the USA Shell announced a multi-billion dollar investment to develop its major Cardamom oil and gas field in the deep waters of the Gulf of Mexico. The Cardamom project (Shell interest 100%) is expected to produce 50 thousand boe/d at peak production.

In the USA we divested our Rio Grande Valley assets as part of our ongoing portfolio upgrading for some $1.8 billion.

We also completed the divestment of other selected upstream assets including: our 80% interest in Pecten Cameroon Company LLC; our 30% interest in oil mining leases 26 and 42 and related facilities in Nigeria; and our interests in the natural gas transport infrastructure joint venture Gassled in Norway for a total combined consideration of approximately $1.7 billion. In addition, we sold various other non-core assets in Brazil, Canada, Germany, Mexico, Pakistan, the UK and the USA.

During 2011, total LNG sales contracts were signed for some 6 mtpa. These long-term contracts of up to 25 years are linked to oil prices and will be fulfilled by Shell’s global LNG portfolio.

Production
In 2011, hydrocarbon production available for sale averaged 3,215 thousand boe/d, which was 3% lower than in 2010, but 2% higher than in 2009. Excluding production lost from divestments, production was approximately the same as in 2010. Production in 2011 was mainly driven by new projects coming on-stream, notably Qatargas 4 LNG and Pearl GTL in Qatar, the AOSP expansion in Canada and the continued ramp-up of the Gbaran-Ubie project in Nigeria. New start-ups and the continuing ramp-up of fields more than offset the impact of field declines and the effect of higher prices on PSC entitlements, but lower demand due to warmer weather in Europe and increased maintenance activities compared with 2010 had an additional impact.

LNG sales volumes in 2011 of 18.83 million tonnes were 12% higher than in 2010. This increase mainly reflected the increase in sales volumes from Qatargas 4 (Shell interest 30%), which delivered first LNG in January 2011 and ramped up to full production during the year. Sales volumes were also higher from Nigeria LNG, helped by a stable gas supply, and from the Sakhalin-2 LNG project, where production reached 10 mtpa. These increases were partly offset by the reduction in the Shell share of LNG production from Woodside Petroleum Ltd – the result of Shell’s sale of part of its shareholding in the company in November 2010.

In Qatar both trains of the Pearl GTL project have started production. The first gas from the wells flowed into Train 1 in March 2011 and we achieved the first commercial gasoil shipment in June 2011. Train 2 produced first GTL wax in December 2011. We are continuing to ramp up this substantial project, aiming to reach plateau production capacity by mid-2012.

In Canada production began from the Scotford Upgrader Expansion project (Shell interest 60%). The 100 thousand boe/d expansion brings the upgrader’s capacity to 255 thousand boe/d of heavy oil from the Athabasca oil sands.

In Nigeria the Gbaran-Ubie project achieved peak gas production of 1 billion scf/d in early 2011.

Exploration
During 2011, Shell participated in five notable exploration discoveries in Australia, French Guiana and Nigeria and six notable successful appraisals. Discoveries will be evaluated in order to establish the extent of the volumes they contain.

In total, Shell participated in 417 successful wells drilled outside proved areas, of which 197 had proved oil and gas reserves allocated in 2011.

In 2011, Shell added acreage to its exploration portfolio mainly from new licences in Australia, Brunei, Canada, Colombia, French Guiana, New Zealand, Russia, Tanzania, Turkey and the USA. Shell also successfully bid for new exploration and production rights in Russia.

In total, Shell secured rights to more than 140,000 square kilometres of new exploration acreage, including positions in liquids-rich shales. This was offset by divestments and relinquishments of acreage, which took place in various countries (mainly Australia, Brazil, Canada, Colombia, Egypt, Norway and the USA).

Proved reserves
Shell subsidiaries’ and the Shell share of equity-accounted investments’ estimated net proved oil and gas reserves are summarised in the table

22	Shell Annual Report and Form 20-F 2011
Business Review > Upstream

on page 28 and are set out in more detail in “Supplementary information – oil and gas (unaudited)” on pages 141-149.

In 2011, Shell added 1,205 million boe of proved reserves before taking into account production, of which 984 million boe came from Shell subsidiaries and 221 million boe were from the Shell share of equity-accounted investments.

The increase in the average yearly commodity prices between 2010 and 2011 resulted in a net negative impact on the proved reserves of 235 million boe. This was mainly due to production-sharing contracts where a higher price resulted in lower entitlements.

Shell subsidiaries
Before taking into account production, Shell subsidiaries added 984 million boe of proved reserves in 2011. This comprised 363 million barrels of oil and natural gas liquids and 621 million boe (3,602 thousand million scf) of natural gas. Of the 984 million boe: 194 million boe were from the net effects of revisions and reclassifications; a decrease of 96 million boe related to acquisitions and divestments; 884 million boe came from extensions and discoveries; and 2 million boe were from improved recovery.

After taking into account production of 840 million boe (of which 29 million boe were consumed in operations), Shell subsidiaries added proved reserves of 144 million boe in 2011. Shell subsidiaries’ proved developed reserves increased by 1,672 million boe to 6,483 million boe while proved undeveloped reserves decreased by 1,528 million boe to 3,837 million boe.

The total addition of 984 million boe reflected a net negative impact from commodity price changes of approximately 261 million boe of proved reserves.

SYNTHETIC CRUDE OIL
As part of the total proved reserves’ addition of 984 million boe, we added 158 million barrels to our synthetic crude oil proved reserves. In 2011, we had synthetic crude oil production of 45 million barrels of which 3 million barrels were consumed in operations. At December 31, 2011, we had total synthetic crude oil proved reserves of 1,680 million barrels, of which 1,249 million barrels were proved developed reserves and 431 million barrels were proved undeveloped reserves.

BITUMEN
As part of the total proved reserves’ addition of 984 million boe, we added 9 million barrels of bitumen proved reserves. After taking into account production of 5 million barrels, bitumen proved reserves were 55 million barrels at December 31, 2011.

Shell share of equity-accounted investments
Before taking into account production, there was an increase of 221 million boe in the Shell share of equity-accounted investments’ proved reserves in 2011. This comprised 150 million barrels of oil and natural gas liquids and 71 million boe (410 thousand million scf) of natural gas. Of the 221 million boe: 151 million boe were from the net effects of revisions and reclassifications; a decrease of 9 million boe related to acquisitions and divestments; 46 million boe came from extensions and discoveries; and 33 million boe were from improved recovery.

After taking into account production of 372 million boe (of which 10 million boe were consumed in operations), the Shell share of equity-accounted investments’ proved reserves decreased by 151 million boe in 2011. The Shell share of equity-accounted investments’ proved developed reserves increased by 432 million boe to 3,007 million boe, while proved undeveloped reserves decreased by 583 million boe to 939 million boe.

The total addition of 221 million boe reflected a net positive impact from commodity price changes of approximately 26 million boe of proved reserves.

Proved undeveloped reserves
In 2011, Shell subsidiaries’ and the Shell share of equity-accounted investments’ proved undeveloped reserves (PUD) decreased by 2,111 million boe to 4,776 million boe. This is the result of additions of 775 million boe of new PUD offset by the maturation of 2,886 million boe of PUD to proved developed reserves through project execution. We estimate that more than 90% of the maturation PUD to proved developed reserves came from projects with PUD at the start of the year. During 2011, Shell spent $7.4 billion on development activities related to PUD maturation.

Proved undeveloped reserves held for five years or more (PUD5+) at end-2011 were 1,201 million boe. After a global review during 2011, the end-2009 and end-2010 PUD5+ have been revised from previous estimates, resulting in PUD5+ of 1,193 million boe at end-2009 and 1,312 million boe at end-2010.

PUD5+ at end-2011 relate to installation of gas compression and drilling of additional gas wells which will be executed when required to support existing gas delivery commitments (Australia, Malaysia, the Netherlands, Nigeria and Russia), gas cap blow down awaiting end of oil production (Nigeria), ongoing onshore oil and gas development (USA), Gulf of Mexico water-injection project execution in progress (USA) and major complex projects taking longer than five years to develop (such as Kazakhstan). Most of the PUD5+ are held in locations where Shell has a proven track record of developing similar major projects or where project execution is ongoing but is taking longer than expected.

Delivery commitments
Shell sells crude oil and natural gas from its producing operations under a variety of contractual obligations. Most contracts generally commit Shell to sell quantities based on production from specified properties, although some natural gas sales contracts specify delivery of fixed and determinable quantities, as discussed below.

In the past three years, Shell met all contractual delivery commitments.

In the period 2012-2014, Shell is contractually committed to deliver to third parties and equity-accounted investments a total of approximately 4,800 thousand million scf of natural gas from Shell subsidiaries and equity-accounted investments. The sales contracts contain a mixture of fixed and variable pricing formulae that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery.

A shortfall between Shell’s delivery commitments and its proved developed reserves has been identified, estimated at 23% of Shell’s total gas delivery commitments. This shortfall is expected to be met through the development of proved undeveloped reserves as well as new projects and purchases on the spot market.

Business and property
Shell subsidiaries and equity-accounted investments are involved in all aspects of Upstream activities, including matters such as land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange.

Shell Annual Report and Form 20-F 2011	23
Business Review > Upstream

The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases outside North America the legal agreements are generally granted by or entered into with a government, government entity or government-run oil and gas company, and the exploration risk usually rests with the independent oil and gas company. In North America these agreements may also be with private parties who own mineral rights. Of these agreements, the following are most relevant to Shell’s interests:

■	licences (or concessions), which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities, and is responsible for financing these activities. In principle, the licence holder is entitled to the totality of production minus any royalties in kind. The government, government entity or government-run oil and gas company may sometimes enter as a joint-venture participant sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases, the government entity, government-run oil and gas company or agency has an option to purchase a certain share of production;
■	lease agreements, which are typically used in North America and are usually governed by similar terms as licences. Participants may include governments or private entities, and royalties are either paid in cash or in kind; and
■	production-sharing contracts (PSCs) entered into with a government, government entity or government-run oil and gas company. PSCs generally oblige the independent oil and gas company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually, this share consists of a fixed or variable part that is reserved for the recovery of the contractor’s cost (cost oil). The remaining production is split with the government, government entity or government-run oil and gas company on a fixed or volume/revenue-dependent basis. In some cases, the government, government entity or government-run oil and gas company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture, or on a field-by-field basis. Additionally, as the price of oil or gas increases above certain predetermined levels, the independent oil and gas company’s entitlement share of production normally decreases. Accordingly, its interest in a project may not be the same as its entitlement.

EUROPE

Denmark
We hold a non-operating 46% interest in a producing concession covering the majority of our activities in Denmark. The concession was granted in 1962 and will expire in 2042. Our interest will reduce to 36.8% in July 2012, when the government enters the partnership with a 20% interest and the government profit share of 20% is abolished.

Ireland
We are the operator of the Corrib Gas project (Shell interest 45%), which is currently under development. In 2011, we received all permits for the planning and construction of an onshore pipeline. The legal challenges to the onshore consents have been withdrawn. The construction of the onshore pipeline is expected to commence in 2012 and will take at least two years to complete. At peak production, Corrib is expected to supply a significant proportion of the country’s natural gas demand.

The Netherlands
Shell has interests in various assets through its participation in Nederlandse Aardolie Maatschappij B.V. (NAM), a 50:50 joint venture between Shell and ExxonMobil formed in 1947. NAM is the largest hydrocarbon producer in the Netherlands. An important part of NAM’s gas production comes from its onshore Groningen gas field, in which the Dutch government has a 40% financial interest, with NAM holding the remaining share. Shell also has a 30% interest in the Schoonebeek oil field, where production restarted in 2011 after a 15-year hiatus. The field’s redevelopment was made possible by enhanced oil recovery technology.

Norway
We are a partner in more than 20 production licences on the Norwegian continental shelf and are the operator in eight of these, including the Draugen oil field (Shell interest 26.2%) and the Ormen Lange gas field (Shell interest 17.1%). We hold interests in the Troll field (Shell interest 8.1%), the Gjøa field (Shell interest 12%), the Kvitebjørn field (Shell interest 6.5%), and have further interests in the Valemon field development and various other potential development assets. In 2011, we divested our interests in the Gassled natural gas transport infrastructure joint venture for a consideration of $0.7 billion.

United Kingdom
We operate a significant number of our interests in the UK Continental Shelf on behalf of a 50:50 joint venture with ExxonMobil. Most of our UK oil and gas production comes from the North Sea. The northern sector and central sectors of the North Sea contain a mixture of oil and gas fields, and the southern sector contains mainly gas fields. We hold various non-Shell operated interests in the Atlantic Margin area, principally in the West of Shetlands area. In 2011, we took final investment decision for the Clair development (Shell interest 28%) and the Schiehallion redevelopment (Shell interest 36.3%) projects.

Rest of Europe
Shell also has interests in Austria, Germany, Greece, Hungary, Italy, Slovakia, Spain and Ukraine.

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

We also have a 35% interest in the Block B concession, where gas and condensate are produced from the Maharaja Lela Field, a 12.5% interest in exploration Block CA-2 and a 53.9% operating interest in exploration Block A.

China
Shell operates the onshore Changbei tight-gas field under a PSC with PetroChina. The two parties have also agreed to appraise, develop and produce tight gas in the Jinqiu block of the central Sichuan Province under a 30-year PSC (Shell interest 49%), which expires in 2040. The Jinqiu project achieved first gas production in September 2011. Also in Sichuan, Shell and PetroChina are assessing shale-gas opportunities in the Fushun block. The two parties are also assessing opportunities in coalbed methane in the Ordos Basin, where Shell has an agreement to evaluate resources in Daning.

Shell is also a partner in the Hangzhou city ring joint venture that develops, operates and manages a high-pressure natural gas pipeline system.

24	Shell Annual Report and Form 20-F 2011
Business Review > Upstream

Indonesia
In 2011, Shell agreed to acquire a 30% participating interest in the offshore Masela block from Inpex Masela, the operator. The Masela block contains the Abadi gas field. The operator has selected an FLNG concept for the field’s first development phase. The transaction was formally approved by the Indonesian government on December 1, 2011.

Iran
Shell ceased its upstream activities in Iran in 2010 as a direct consequence of the international sanctions imposed on Iran, including the US Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010.

Iraq
We hold a 20-year technical service contract, which expires in 2030, for the development of the Majnoon oil field and operate the field with a 45% interest. The other Majnoon shareholders are PETRONAS (30%) and the Iraqi government partner (25%), represented by the Missan Oil Company. Located in southern Iraq, Majnoon is one of the world’s largest oil fields, estimated by the Iraqi government to have about 38 billion barrels of oil in place. The first phase of the development is planned to bring production to some 175 thousand b/d from the level of 45 thousand b/d when the contract entered into effect in March 2010. We also hold a 15% interest in the West Qurna 1 field, as part of the ExxonMobil-led consortium. At the end of 2011, production was some 370 thousand b/d. According to both contracts’ provisions, Shell’s equity entitlement volumes will be lower than the Shell interest implies.

In November 2011, Shell signed an agreement with the government of Iraq to establish a joint venture between Shell (44%), the South Gas Company (51%) and Mitsubishi Corporation (5%). The joint venture will be called Basrah Gas Company, and will gather, treat and process raw gas produced from the Rumaila, West Qurna 1 and Zubair fields. Currently, an estimated 700 million scf/d of gas is flared because of a lack of infrastructure to collect and process it. The processed natural gas and associated products, such as condensate and LPG, will be sold primarily to the domestic market with the potential to export any surplus.

Kazakhstan
We have a 16.8% interest in the offshore Kashagan field, where the North Caspian Operating Company is the operator on behalf of the shareholders. This shallow-water field covers an area of approximately 3,400 square kilometres. Phase 1 development of the field is expected to lead to plateau production of some 300 thousand boe/d, increasing further with additional phases of development. NC Production Operations Company, a joint venture between Shell and KazMunayGas, will manage production operations.

We are also a 55% partner in the Pearls PSC, which covers an area of some 900 square kilometres in the north Caspian Sea. The block contains two oil discoveries, which are currently under appraisal.

The Caspian Pipeline Consortium (Shell interest 5.4%) exports production from west Kazakhstan to the Black Sea. The pipeline is 1,510 kilometres long and has been operational since October 2001. A pipeline expansion project is underway.

Malaysia
We have been operating in Malaysia since 1910. As contractor to PETRONAS, we produce oil and gas located offshore Sarawak and Sabah under 14 PSCs, in which our interests range from 30% to 80%.

In Sabah we operate four producing offshore oil fields with interests ranging from 50% to 80% as part of the 2011 North Sabah EOR PSC and the SB1 PSC. We also have additional interests ranging from 35% to 50% in PSCs for the exploration and development of five deep-water blocks, which include the unitised Gumusut-Kakap field (Shell interest 33%) and the Malikai field (Shell interest 35%). Both fields are currently being developed with Shell as the operator. We have a 21% interest in the Siakap North-Petai field operated by Murphy and a 30% interest in the Kebabangan field operated by the Kebabangan Petroleum Operating Company.

In Sarawak we are the operator of 18 gas fields with interests ranging from 37.5% to 70%. Nearly all of the gas produced is supplied to Malaysia LNG in Bintulu where we have a 15% interest in each of the Dua and Tiga LNG plants. We also have a 40% interest in the 2011 Baram Delta EOR PSC and a 50% interest in Block SK-307.

In 2011, we signed a heads of agreement (HOA) with PETRONAS for two 30-year PSCs for enhanced oil recovery projects offshore Sarawak and Sabah. These PSCs replace the existing 2003 Baram Delta and 1996 North Sabah PSCs. The HOA specifies work activities and new investment from Shell and its joint-venture partner to increase the average recovery factor of the fields in the PSC and extend their productive life beyond 2040.

We also operate a GTL plant (Shell interest 72%), which is adjacent to the LNG facilities in Bintulu. Using Shell technology, the plant converts natural gas into high-quality middle distillates and other specialty products.

Oman
We have a 34% interest in Petroleum Development Oman (PDO). PDO is the operator of an oil concession expiring in 2044. Current production is about 550 thousand b/d.

We also participate in the development of the Mukhaizna oil field (Shell interest 17%) where steam flooding, an enhanced oil recovery method, is being applied on a large scale.

We have a 30% interest in Oman LNG, which mainly supplies Asian markets under long-term contracts. We also have an 11% indirect interest in Qalhat LNG, another Oman-based LNG supplier.

Qatar
Pearl GTL in Qatar is the world’s largest gas-to-liquids project. Shell provides 100% of the funding under a development and production-sharing contract with the government of Qatar. The fully integrated project includes production, transport and processing of some 1.6 billion scf/d of well-head gas from Qatar’s North Field with installed capacity of around 140 thousand boe/d of high-quality liquid hydrocarbon products and 120 thousand boe/d of natural gas liquids and ethane. By the end of 2011, Train 1 was ramping up production and Train 2 had started up.

Shell has a 30% interest in Qatargas 4, which comprises integrated facilities to produce some 1.4 billion scf/d of natural gas from Qatar’s North Field, an onshore gas-processing facility and an LNG train with a collective production capacity of 7.8 mtpa of LNG and 70 thousand boe/d of natural gas liquids. The train delivered first LNG in January 2011 and has ramped up to full production during the year with the LNG shipped mainly to markets in North America, China, Europe and the United Arab Emirates.

Shell also holds a 75% equity interest in Block D under the terms of an exploration and production-sharing contract with Qatar Petroleum,

Shell Annual Report and Form 20-F 2011	25
Business Review > Upstream

representing the national government. Shell is the operator, with PetroChina holding a 25% interest.

Russia
We have a 27.5% interest in Sakhalin-2, which is one of the world’s largest integrated oil and gas projects. Located in a subarctic environment, the project reached planned plateau production of some 360 thousand boe/d in 2010, supplying around 9.6 mtpa of LNG from two trains. After optimisation of the LNG plant, production from the two trains reached 10 mtpa.

We have a 50% interest in the Salym fields in western Siberia, where production was some 165 thousand boe/d during 2011.

We also hold interest in two exploration and production licences in Russia for the East Talotinskiy area in the Nenets Autonomous District and for Barun-Yustinsky licence block in Kalmykia.

Syria
Shell holds a 65% interest in Shell Petroleum Development B.V. (SSPD), a venture between Shell and CNPC. SSPD holds a 31.3% interest in Furat Petroleum Company (AFPC), a Syrian joint-stock company, which performs operations under SSPD contracts. In compliance with international sanctions on Syria, including European Council Decision 2011/782/CFSP, in December 2011 Shell suspended all exploration and production activities in Syria.

United Arab Emirates
In Abu Dhabi we hold a concessionary interest of 9.5% in the oil and gas operations run by Abu Dhabi Company for Onshore Oil Operations (ADCO). The licence expires in 2014. We also have a 15% interest in the licence of Abu Dhabi Gas Industries Limited (GASCO), which expires in 2028. GASCO exports propane, butane and heavier liquid hydrocarbons that it extracts from the wet natural gas associated with the oil produced by ADCO.

Rest of Asia (including the Middle East and Russia)
Shell also has interests in Azerbaijan, India, Japan, Jordan, Kuwait, the Philippines, Saudi Arabia, Singapore, South Korea and Turkey.

OCEANIA

Australia
We have interests in offshore production and exploration licences in the North West Shelf (NWS) and Greater Gorgon areas of the Carnarvon Basin, as well as in the Browse Basin and Timor Sea. Some of these interests are held directly and others indirectly through a shareholding of approximately 24% in Woodside Petroleum Ltd (Woodside). Woodside is the operator of the Pluto LNG project currently under construction.

Woodside is also the operator on behalf of six joint-venture participants of the NWS gas, condensate and oil fields, which produced 512 thousand boe/d in 2011. Shell provides technical support for the NWS development. In December 2011, the NWS joint venture announced the final investment decision on the Greater Western Flank Phase 1 project.

We also have a 50% interest in Arrow Energy Holdings Pty Limited (Arrow), a Queensland-based joint venture with PetroChina. Arrow owns coalbed methane assets, a domestic power business and the site for a proposed LNG plant on Curtis Island, near Gladstone. In 2011, Arrow entered into an agreement to acquire all the shares of coalbed methane company Bow Energy Ltd (Bow) for a Shell-share consideration of some $0.3 billion. The acquisition of Bow contributes to Arrow’s opportunity to expand the proposed LNG project on Curtis Island from the currently planned 8.0 mtpa. In December 2011, the transaction received final government and shareholder approval, and was completed in January 2012.

The Gorgon LNG project (Shell interest 25%) involves the development of the largest gas discoveries to date in Australia, beginning with the offshore Gorgon (Shell interest 25%) and Jansz-lo fields (Shell interest approximately 20%). It includes the construction of a 15.3 mtpa LNG plant on Barrow Island. Construction activities continued in 2011.

We are the operator of a permit in the Browse Basin in which two separate gas fields were found – Prelude in 2007 and Concerto in 2009. In 2011, we announced the final investment decision to develop these fields on the basis of our innovative floating liquefied natural gas (FLNG) technology. This technology enables gas to be processed offshore, reducing the development’s costs and minimising its environmental impact. The Prelude FLNG project is expected to produce some 110 thousand boe/d of natural gas and natural gas liquids, delivering some 3.6 mtpa of LNG, 1.3 mtpa of condensate and 0.4 mtpa of LPG. Shell also has rights to the gas of the nearby Crux field (AC/P23) and operates the AC/P41 block (Shell interest 75%), where the Libra-1 gas discovery was made in 2008.

We are also a partner in the Browse joint venture (Shell interest approximately 20%) covering the Brecknock, Calliance and Torosa gas fields. In 2010, as required by the Retention Lease, the joint-venture participants began planning the development of the Browse resources on the basis of an LNG plant at James Price Point on the Dampier Peninsula of Western Australia.

In the Timor Sea Shell holds interests in the large Sunrise and Evans Shoal gas fields (Shell interest approximately 34% and 32.5%, respectively). The joint-venture partners have selected FLNG as the preferred development concept for Sunrise. The development is subject to approval from both the Australian and Timor-Leste governments.

Shell also holds a 6.4% interest in the Wheatstone LNG project, which includes construction of two LNG trains with a combined capacity of 8.9 mtpa. The final investment decision for the Wheatstone LNG project was announced in 2011.

New Zealand
We have an 83.8% interest in the offshore Maui gas field, a 50% interest in the onshore Kapuni gas field and a 48% interest in the offshore Pohokura gas field. The gas produced is sold domestically, mainly under long-term contracts. Shell has interests in other exploration licence areas in the Taranaki Basin. In 2011, we acquired a 50% interest in two exploration licences in the Great South Basin.

AFRICA

Egypt
We have a 50% interest in the Badr El-Din Petroleum Company (Bapetco), a joint venture with the Egyptian General Petroleum Corporation. Bapetco carries out field operations in the West Desert, where we have interests in the Alam El Shawish West, BED, NEAG, NEAG Extension, Obaiyed, Sitra and West Sitra concession areas.

In addition, we have interests in the offshore North West Demiatta concession and in two BP-operated offshore concessions: North Damietta Offshore and North Tineh Offshore.

26	Shell Annual Report and Form 20-F 2011
Business Review > Upstream

Gabon
We have interests in eight onshore mining concessions and three offshore exploration concessions. Two of the non-operated concessions (Avocette and Coucal) have been converted into PSCs as of January 1, 2011. A Shell-operated exploration concession – in the deep-water Igoumou Marin block – has entered the second exploration period, but is currently suspended pending the resolution of a geographical boundary dispute.

Nigeria
Security in Nigeria remained relatively stable during 2011. Shell-share production in Nigeria was some 385 thousand boe/d in 2011 compared with some 400 thousand boe/d in 2010.

Onshore The Shell Petroleum Development Company of Nigeria Ltd (SPDC) is the operator of a joint venture (Shell interest 30%) that holds more than 30 Niger Delta onshore oil mining leases (OMLs), which expire in 2019. To provide funding, Modified Carry Agreements are in place for certain key projects and a bridge loan was drawn down by the Nigerian National Petroleum Company (NNPC) in 2010.

The Gbaran-Ubie integrated oil and gas project (Shell interest 30%) came on-stream in 2010 in Bayelsa State and achieved peak gas production of 1 billion scf/d in early 2011. Gas from Gbaran-Ubie is delivered to power plants for domestic use and to Nigeria LNG Ltd (NLNG) for export.

In Nigeria Shell sold its 30% interest in OMLs 26 and 42 and related facilities in the Niger Delta for a consideration of approximately $0.5 billion. The assignment of its interests in respect of OMLs 34 and 40 is still awaiting requisite consents for completion.

Offshore The main offshore deep-water activities are carried out by Shell Nigeria Exploration and Production Company (Shell interest 100%) with interests in three deep-water blocks. Shell operates two of the blocks including the Bonga field 120 kilometres offshore. Deep-water offshore activities are typically governed through PSCs with NNPC.

Additionally, SPDC holds an interest in six shallow-water offshore leases, of which five expired on November 30, 2008. However, SPDC satisfied all the requirements of the Nigerian Petroleum Act to be entitled to an extension. Currently, the status quo is maintained following a court order issued on November 26, 2008. SPDC is pursuing a negotiated solution with the federal government of Nigeria. Production from a field (the EA field) in one of the disputed leases, OML 79, continued from the Sea Eagle floating production, storage and offloading vessel throughout 2011. The dispute regarding the ownership of the licence and the rights in the OPL 245 PSC was resolved during 2011, with Shell being awarded a 50% equity interest.

LNG Shell has a 25.6% interest in Nigeria LNG (NLNG), which operates six LNG trains with a total capacity of 21.6 mtpa. NLNG continued production at near full capacity during 2011, mainly as a consequence of improved gas supply due to stable security and the ramp up of the Gbaran-Ubie project.

Rest of Africa
Shell also has interests in Algeria, Ghana, Libya, South Africa, Tanzania, Togo and Tunisia.

NORTH AMERICA

Canada
In total, we hold more than 2,000 mineral leases in Canada (mainly in Alberta and British Columbia). We produce and market natural gas, NGL, sulphur, synthetic crude oil and bitumen. Bitumen is a very heavy crude oil produced through conventional methods as well as through enhanced oil-recovery methods, such as those based on heating the reservoirs. Synthetic crude oil is produced by mining bitumen-saturated sands, extracting the bitumen from the sands, and transporting it to a processing facility where hydrogen is added to produce a wide range of feedstock for refineries.

Gas In Alberta we hold rights to more than 2,400 square kilometres (600 thousand acres). Half of our Canadian gas production comes from the Foothills region of Alberta. We own and operate four natural gas processing and sulphur-extraction plants in southern and south-central Alberta and are among the world’s largest producers and marketers of sulphur. Additionally, we hold a 31.3% interest in the Sable Offshore Energy project, a natural gas complex offshore eastern Canada, and have a 20% non-operating interest in an early stage deep-water exploration asset off the east coast of Newfoundland. We also hold a number of exploration licences in the Mackenzie Delta. Shell continued to develop tight and shale gas fields in west-central Alberta and east-central British Columbia during 2011, through drilling programmes and investment in infrastructure facilitating new production. Shell holds rights to approximately 3,200 square kilometres (800 thousand acres) in these tight-gas areas.

Synthetic crude oil We operate the Athabasca Oil Sands Project (AOSP) in north-east Alberta as part of a joint venture (Shell interest 60%). The bitumen is transported by pipeline for processing at the Scotford Upgrader, which is operated by Shell and located in the Edmonton area of central Alberta. The AOSP’s bitumen production capacity is 255 thousand boe/d, following an expansion project completed in 2010. In 2011, the expansion of the Scotford Upgrader was completed, delivering first commercial production in May and allowing it to process 255 thousand boe/d. In addition, we took the final investment decision on a debottlenecking project for the AOSP, which is expected to add an additional 10 thousand boe/d at peak production. This project is the first of several debottlenecking opportunities for the AOSP. We also signed agreements with the governments of Alberta and Canada to secure some $0.9 billion in funding for the Quest Carbon Capture and Storage project (Shell interest 60%), which is expected to capture and permanently store more than one mtpa of CO2 from the Scotford Upgrader.

Shell also holds a number of other minable oil sands leases in the Athabasca region with expiry dates ranging from 2012 to 2020. By completing a certain minimum level of development prior to their expiry, leases may be extended.

Bitumen We produce and market bitumen in the Peace River area of Alberta, and have a steam-assisted gravity drainage project in operation near Cold Lake, Alberta. Additional heavy oil resources and advanced recovery technologies are under evaluation on about 1,200 square kilometres (300 thousand acres) in the Grosmont oil sands area, also in northern Alberta.

LNG In 2011, Shell announced investment in the Green Corridor LNG-for-transport project (Shell interest 100%). Pending regulatory approval, the Green Corridor project includes a 0.3 mtpa LNG production facility in Alberta.

Shell Annual Report and Form 20-F 2011	27
Business Review > Upstream

United States
We produce oil and gas in the Gulf of Mexico, heavy oil in California and primarily onshore tight gas in Louisiana, Pennsylvania, Texas and Wyoming. The majority of our oil and gas production interests are acquired under leases granted by the owner of the minerals underlying the relevant acreage (including many leases for federal onshore and offshore tracts). Such leases usually run on an initial fixed term that is automatically extended by the establishment of production for as long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).

Gulf of Mexico The Gulf of Mexico is the major production area, accounting for a little over 50% of Shell’s oil and gas production in the USA. We hold approximately 600 federal offshore leases in the Gulf of Mexico, about one-third of which are producing. Our share of production in the Gulf of Mexico averaged more than 180 thousand boe/d in 2011. Key producing assets are Auger, Brutus, Enchilada, Holstein, Mars, NaKika, Perdido, Ram-Powell and Ursa.

The 2010 drilling moratorium in the Gulf of Mexico, and new regulatory requirements following the BP Deepwater Horizon incident, resulted in deferment of various Shell exploration and development programmes. Those deferments continued to affect the operational flexibility and delivery timing of our Gulf of Mexico business in 2011. Since the lifting of the moratorium, Shell has met all deep-water regulatory permitting and environmental assessment requirements for key projects. Although the new regulatory regime has resulted in a longer permitting process, the number of permits we secured in 2011 is approximately the same as in 2009 and is aligned with 2011 activity plans. Additionally, all Shell rigs are compliant with new regulatory mandates.

Onshore We hold some 3,400 square kilometres (850 thousand acres) of highly contiguous acreage with a focus on the Marcellus shale, centred on Pennsylvania in the north-east USA. We also have some 1,100 square kilometres (270 thousand acres) of mineral rights in the Eagle Ford shale formation in south Texas.

Additionally, we have multi-rig onshore gas drilling programmes on the Pinedale Anticline in Wyoming (35 thousand acres) and in the Haynesville tight-gas formation of north-west Louisiana (200 thousand acres).

California We hold a 51.8% interest in Aera Energy LLC (Aera), an exploration and production company with assets in the San Joaquin Valley and Los Angeles Basin areas of southern California. Aera operates more than 15,000 wells, producing about 140 thousand boe/d of heavy oil and gas, accounting for approximately 30% of the state’s production.

Alaska We hold more than 410 federal leases for exploration in the Beaufort and Chukchi seas in Alaska. Following an adverse Environmental Appeals Board ruling on Environmental Protection Agency air permits at the end of 2010, we cancelled our 2011 Alaska exploratory drilling programme. We focused therefore on obtaining the permits required for drilling in 2012, receiving conditional approvals from the Bureau of Ocean Energy Management, Regulation and Enforcement for the Beaufort and Chukchi Seas Exploration Plans. We also received an air permit for the Discoverer drillship to work in both the Beaufort and Chukchi Seas.

Wind We have interests in eight US wind projects (Shell interest 50%) with a total installed capacity of 899 megawatts.

Rest of North America
Shell also has exploration interests offshore Greenland and interests in Mexico.

SOUTH AMERICA

Brazil
We are the operator of several producing fields offshore Brazil. They include the Bijupirá and Salema fields (Shell interest 80%) and the Parque das Conchas (BC-10) field (Shell interest 50%). We also have interests in offshore development and exploration blocks in the Campos, Espirito Santo and Santos basins with interests ranging from 17.5% to 80%. We operate one of these blocks (BM-S-54), as well as five blocks in the São Francisco area. In 2011, as part of a portfolio review, we divested our 20% participating interest in Block BM-S-8 and entered into an agreement to divest, subject to regulatory approvals, our 40% interest in Block BS-4, both in the Santos basin, offshore Brazil.

We also hold an 18% interest in Brazil Companhia de Gas de São Paulo (Comgás), a natural gas distribution company in the state of São Paulo.

French Guiana
Shell has a 45% interest in the offshore Zaedyus field.

Rest of South America
Shell also has interests in Argentina, Colombia, Guyana and Venezuela.

28	Shell Annual Report and Form 20-F 2011
Business Review > Upstream

SUMMARY OF PROVED OIL AND GAS RESERVES OF SHELL SUBSIDIARIES AND SHELL SHARE OF
EQUITY-ACCOUNTED INVESTMENTS [A] (AT DECEMBER 31, 2011)				BASED ON AVERAGE PRICES FOR 2011
	Oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Bitumen (million barrels)	Total all products (million boe) [B]

Proved developed
Europe	490	12,522	–	–	2,649
Asia	1,264	14,315	–	–	3,732
Oceania	56	1,080	–	–	242
Africa	438	1,112	–	–	630
North America
USA	442	1,552	–	–	710
Canada	22	951	1,249	22	1,457
South America	53	97	–	–	70

Proved undeveloped
Europe	264	2,879	–	–	760
Asia	400	2,638	–	–	855
Oceania	153	6,014	–	–	1,190
Africa	293	1,688	–	–	584
North America
USA	396	1,707	–	–	690
Canada	13	1,094	431	33	666
South America	29	13	–	–	31

Total proved developed and undeveloped
Europe	754	15,401	–	–	3,409
Asia	1,664	16,953	–	–	4,587
Oceania	209	7,094	–	–	1,432
Africa	731	2,800	–	–	1,214
North America
USA	838	3,259	–	–	1,400
Canada	35	2,045	1,680	55	2,123
South America	82	110	–	–	101

Total	4,313	47,662	1,680	55	14,266

[A]	Includes 16 million boe of reserves attributable to non-controlling interest in Shell subsidiaries.
[B]	Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

Shell Annual Report and Form 20-F 2011	29
Business Review > Upstream

LOCATION OF OIL AND GAS PRODUCING ACTIVITIES [A]
(AT DECEMBER 31, 2011)
	Exploration	Development and/or production	Shell operator [B]

Europe
Denmark	■	■
Germany	■	■
Ireland	■	■	■
Italy	■	■
The Netherlands	■	■	■
Norway	■	■	■
UK	■	■	■
Ukraine	■		■

Asia [C]
Brunei	■	■	■
China	■	■	■
Indonesia	■
Iraq	■	■	■
Jordan	■		■
Kazakhstan	■	■
Malaysia	■	■	■
Oman	■	■
Philippines	■	■	■
Qatar	■	■	■
Russia	■	■	■
Saudi Arabia	■
Turkey	■		■
United Arab Emirates	■	■

Oceania
Australia	■	■	■
New Zealand	■	■	■

Africa
Egypt	■	■	■
Gabon	■	■	■
Libya	■		■
Nigeria	■	■	■
Tanzania	■
Tunisia	■		■

North America
USA	■	■	■
Canada	■	■	■
Greenland	■		■

South America
Argentina	■	■
Brazil	■	■	■
Colombia	■		■
French Guiana	■		■
Guyana	■
Venezuela		■

[A]	Includes equity-accounted investments. Where an equity-accounted investment has properties outside its base country, those properties are not shown in this table.
[B]	In several countries where “Shell operator” is indicated, Shell is the operator of some but not all exploration and/or production ventures.
[C]	In compliance with international sanctions, Shell has suspended activities in Syria.

CAPITAL EXPENDITURE ON OIL AND GAS ACTIVITIES AND
EXPLORATION EXPENSE OF SHELL SUBSIDIARIES BY
GEOGRAPHICAL AREA [A]		$ MILLION
	2011	2010	2009

Europe	1,907	2,033	2,618
Asia	4,319	3,137	4,539
Oceania	3,349	1,804	969
Africa	1,701	1,629	2,351
North America – USA	6,445	9,400	4,114
North America – Other [B]	2,913	3,455	4,305
South America	487	373	537

Total	21,121	21,831	19,433

[A]	Capital expenditure is the cost of acquiring property, plant and equipment for exploration and production activities, and – following the successful efforts method in accounting for exploration costs – includes exploration drilling costs capitalised pending determination of commercial reserves. See also Note 2 to the “Consolidated Financial Statements” for further information. Exploration expense is the cost of geological and geophysical surveys and of other exploratory work charged to income as incurred. Exploration expense excludes depreciation and release of cumulative currency translation differences.
[B]	Comprises Canada and Greenland.

OIL AND GAS AVERAGE INDUSTRY PRICES [A]
	2011	2010	2009

Brent ($/b) [B]	111.26	79.50	61.55
WTI ($/b) [B]	95.04	79.45	61.75
Henry Hub ($/MMBtu)	4.01	4.40	3.90
UK National Balancing Point (pence/therm)	56.35	42.12	30.93

[A]	Yearly average Brent, WTI and UK National Balancing Point prices are based upon daily spot prices; yearly average Henry Hub prices are based upon monthly spot prices.
[B]	Average industry prices differ from realised prices because the quality, and therefore the price, of actual crude oil produced differs from the blends used for market pricing purposes or quoted blends.

30	Shell Annual Report and Form 20-F 2011
Business Review > Upstream

Average realised price by geographical area

OIL AND NATURAL GAS LIQUIDS					$/BARREL
	2011			2010			2009

	Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments

Europe	106.77	103.97		73.35	83.24		55.53	56.97
Asia	103.73	62.81		76.21	44.27		57.50	36.53
Oceania	92.38	99.74	[A]	67.90	78.05	[A]	50.47	56.16	[A]
Africa	111.70	–		79.63	–		61.45	–
North America – USA	104.93	109.49		76.36	74.27		57.25	56.24
North America – Canada	70.72	–		53.23	–		39.26	–
South America	100.44	97.76		69.99	63.57		57.76	58.00

Total	105.74	73.01		75.74	52.42		57.39	42.49

[A]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd as from November 2010 (previously: 34%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the number is an estimate.

NATURAL GAS					$/THOUSAND SCF
	2011			2010			2009

	Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments

Europe	9.40	8.58		6.87	6.71		7.06	8.17
Asia	4.83	8.37		4.40	6.55		3.61	4.26
Oceania	9.95	10.09	[A]	8.59	8.79	[A]	5.29	3.94	[A]
Africa	2.32	–		1.96	–		1.71	–
North America – USA	4.54	8.91		4.90	7.27		4.36	5.02
North America – Canada	3.64	–		4.09	–		3.73	–
South America	2.81	0.99		3.79	–		3.18	–

Total	5.92	8.58		5.28	6.81		4.83	6.73

[A]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd as from November 2010 (previously: 34%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the number is an estimate.

SYNTHETIC CRUDE OIL			$/BARREL
	2011	2010	2009

	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries

North America – Canada	91.32	71.56	56.23

BITUMEN			$/BARREL
	2011	2010	2009

	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries

North America – Canada	76.28	66.00	50.00

Shell Annual Report and Form 20-F 2011	31
Business Review > Upstream

Average production cost by geographical area

OIL, NATURAL GAS LIQUIDS AND NATURAL GAS [A]							$/BOE
	2011			2010			2009

	Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments

Europe	12.17	3.12		10.09	2.78		11.91	3.18
Asia	6.92	4.60		6.07	4.68		5.86	5.44
Oceania	8.50	14.46	[B]	5.85	8.37	[B]	3.63	5.59	[B]
Africa	8.45	–		7.09	–		9.71	–
North America – USA	17.91	17.63		12.90	16.47		12.11	15.74
North America – Canada	18.12	–		17.48	–		16.63	–
South America	12.50	12.25		8.88	25.05		12.94	12.75

Total	11.00	5.60		9.10	5.29		9.88	5.72

[A]	Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.
[B]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd as from November 2010 (previously: 34%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the number is an estimate.

SYNTHETIC CRUDE OIL			$/BARREL
	2011	2010	2009

	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries

North America – Canada	46.19	49.83	39.83

BITUMEN			$/BARREL
	2011	2010	2009

	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries

North America – Canada	31.81	23.82	18.32

32	Shell Annual Report and Form 20-F 2011
Business Review > Upstream

Oil and gas production (available for sale)

CRUDE OIL AND NATURAL GAS LIQUIDS PRODUCTION [A][B]					THOUSAND B/D
	2011		2010		2009

	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries	Shell share of equity-accounted investments

Europe
Denmark	88	–	98	–	107	–
Italy	35	–	33	–	30	–
Norway	37	–	48	–	62	–
UK	71	–	98	–	110	–
Other	3	5	3	5	3	5

Total Europe	234	5	280	5	312	5

Asia
Brunei	2	76	3	77	2	76
Malaysia	40	–	40	–	39	–
Oman	200	–	199	–	195	–
Russia	–	117	–	117	–	106
United Arab Emirates	–	144	–	135	–	127
Other	40	20	29	1	42	1

Total Asia	282	357	271	330	278	310

Oceania
Australia	20	18	18	29	18	35
Other	10	–	12	–	12	–

Total Oceania	30	18	30	29	30	35

Africa
Gabon	44	–	34	–	29	–
Nigeria	262	–	302	–	231	–
Other	20	–	20	–	24	–

Total Africa	326	–	356	–	284	–

North America
USA	141	70	163	74	195	78
Other	18	–	20	–	20	–

Total North America	159	70	183	74	215	78

South America
Brazil	45	–	53	–	24	–
Other	1	9	1	7	1	9

Total South America	46	9	54	7	25	9

Total	1,077	459	1,174	445	1,144	437

[A]	Includes natural gas liquids. Royalty purchases are excluded. Reflects 100% of production attributable to subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B]	Other comprises countries where 2011 production was lower than 20 thousand boe/day or where specific disclosures are prohibited.

Shell Annual Report and Form 20-F 2011	33
Business Review > Upstream

NATURAL GAS PRODUCTION [A][B]			MILLION SCF/DAY
		2011		2010		2009

	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries	Shell share of equity-accounted investments

Europe
Denmark	256	–	328	–	335	–
Germany	253	–	267	–	311	–
The Netherlands	–	1,767	–	1,997	–	1,639
Norway	618	–	643	–	593	–
UK	403	–	541	–	561	–
Other	41	–	38	–	31	–

Total Europe	1,571	1,767	1,817	1,997	1,831	1,639

Asia
Brunei	52	524	55	497	44	473
China	174	–	253	–	257	–
Malaysia	763	–	807	–	886	–
Russia	–	382	–	359	–	192
Other	363	246	209	–	217	–

Total Asia	1,352	1,152	1,324	856	1,404	665

Oceania
Australia	373	167	404	204	383	216
New Zealand	175	–	202	–	218	–

Total Oceania	548	167	606	204	601	216

Africa
Nigeria	707	–	587	–	292	–
Other	133	–	137	–	163	–

Total Africa	840	–	724	–	455	–

North America
USA	961	6	1,149	4	1,055	6
Canada	570	–	563	–	530	–

Total North America	1,531	6	1,712	4	1,585	6

Total South America	51	1	61	–	81	–

Total	5,893	3,093	6,244	3,061	5,957	2,526

[A]	Reflects 100% of production attributable to subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the companies concerned under those contracts.
[B]	Other comprises countries where 2011 production was lower than 150 million scf/day or where specific disclosures are prohibited.

SYNTHETIC CRUDE OIL PRODUCTION			THOUSAND B/D
	2011	2010	2009

	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries

North America – Canada	115	72	80

BITUMEN PRODUCTION			THOUSAND B/D
	2011	2010	2009

	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries

North America – Canada	15	18	19

34	Shell Annual Report and Form 20-F 2011
Business Review > Upstream

OIL AND GAS ACREAGE [A][B] (AT DECEMBER 31)						THOUSAND ACRES
	2011				2010				2009

	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	9,016	2,586	6,688	2,376	8,983	2,550	8,165	3,265	9,045	2,592	9,770	3,653
Asia [C]	27,268	9,810	48,554	25,779	27,496	9,970	41,781	22,800	30,969	11,108	78,382	40,547
Oceania	1,798	500	67,907	26,326	2,274	553	81,748	24,413	2,276	568	82,945	24,326
Africa	6,060	2,465	20,706	15,364	6,701	2,424	23,327	17,079	7,393	2,615	27,096	18,656
North America – USA	1,592	984	7,815	6,140	1,568	952	7,003	5,834	1,030	597	6,250	5,027
North America – Other [D]	1,101	757	31,573	23,849	1,002	664	31,501	21,489	966	628	26,712	19,448
South America	162	76	20,655	8,905	162	76	15,878	6,588	126	59	18,081	7,178

Total	46,997	17,178	203,898	108,739	48,186	17,189	209,403	101,468	51,805	18,167	249,236	118,835

[A]	Includes equity-accounted investments.
[B]	The term “gross” refers to the total activity in which Shell subsidiaries and equity-accounted investments have an interest. The term “net” refers to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interests.
[C]	In compliance with international sanctions, Shell has suspended activities in Syria. Gross and net developed acreage decreased by 477 and 309 thousand acres respectively, with a corresponding increase in undeveloped acreage.
[D]	Comprises Canada and Greenland. Greenland acreage at December 31, 2010, has been reclassified from Europe to North America – Other.

NUMBER OF PRODUCTIVE WELLS [A][B] (AT DECEMBER 31)
	2011				2010				2009

	Oil		Gas		Oil		Gas		Oil		Gas

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	1,454	427	1,317	430	1,464	412	1,341	443	1,544	423	1,343	446
Asia [C]	7,361	2,352	289	162	7,236	2,382	298	164	6,751	2,250	207	99
Oceania	48	5	557	212	39	4	608	211	39	6	566	122
Africa	883	357	98	65	1,180	447	89	59	1,150	415	80	53
North America – USA	14,993	7,607	3,449	2,222	15,322	7,771	3,884	2,457	15,425	7,835	1,640	1,170
North America – Canada	476	406	1,115	906	433	370	1,007	764	446	382	947	713
South America	67	33	7	2	73	34	6	1	72	32	12	5

Total	25,282	11,187	6,832	3,999	25,747	11,420	7,233	4,099	25,427	11,343	4,795	2,608

[A]	Includes equity-accounted investments.
[B]	The term “gross” refers to the total activity in which Shell subsidiaries and equity-accounted investments have an interest. The term “net” refers to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interests.
[C]	In compliance with international sanctions, Shell has suspended activities in Syria. Gross and net productive oil wells decreased by 241 and 155 respectively.

NUMBER OF NET PRODUCTIVE WELLS AND DRY HOLES DRILLED [A]
	2011		2010		2009

	Productive	Dry	Productive	Dry	Productive	Dry

Exploratory
Europe	1	1	4	4	6	3
Asia	23	97	27	31	38	10
Oceania	32	2	33	2	24	3
Africa	6	5	15	5	8	4
North America – USA	20	2	80	5	49	2
North America – Canada	70	4	64	8	32	19
South America	3	1	4	1	1	–

Total	155	112	227	56	158	41

Development
Europe	12	1	20	1	15	–
Asia	196	8	269	4	260	3
Oceania	–	–	3	–	27	–
Africa	23	2	11	–	12	1
North America – USA	347	2	388	–	424	1
North America – Canada	102	1	34	–	45	–
South America	1	–	1	–	5	–

Total	681	14	726	5	788	5

[A]	Includes equity-accounted investments.

Shell Annual Report and Form 20-F 2011	35
Business Review > Upstream

NUMBER OF WELLS IN THE PROCESS OF EXPLORATORY DRILLING [A][B][C]												2011
	At January 1				Wells in the process of drilling at January 1 and allocated proved reserves during the year		Wells in the process of drilling at January 1 and determined as dry during the year		New wells in the process of drilling at December 31		At December 31

	Gross		Net		Gross	Net	Gross	Net	Gross	Net	Gross	Net

Europe	36		11		(14)	(5)	(7)	(3)	7	2	22	5
Asia	93		41		(18)	(6)	(22)	(14)	37	19	90	40
Oceania	255		68		(6)	(3)	–	–	84	29	333	94
Africa	40	[D]	24	[D]	–	–	(5)	(3)	6	4	41	25
North America – USA	85		54		(35)	(23)	(2)	(1)	99	68	147	98
North America – Canada	114	[D]	111	[D]	(34)	(32)	(3)	(2)	63	60	140	137
South America	10		5		–	–	(5)	(2)	6	2	11	5

Total	633		314		(107)	(69)	(44)	(25)	302	184	784	404

[A]	Includes equity-accounted investments.
[B]	The term “gross” refers to the total activity in which Shell subsidiaries and equity-accounted investments have an interest. The term “net” refers to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interests.
[C]	Wells in the process of drilling includes exploratory wells temporarily suspended.
[D]	The number of wells in the process of exploratory drilling at January 1, 2011, has been increased by 52 gross (43 net) additional wells, which were identified after publication of the 2010 Annual Report and Form 20-F. The adjustment comprises 17 gross (8 net) wells in Africa and 35 gross (35 net) wells in Canada.

NUMBER OF WELLS IN THE PROCESS OF DEVELOPMENT DRILLING [A][B][C]				2011
	At January 1		At December 31

	Gross	Net	Gross	Net

Europe	6	1	14	3
Asia	73	23	69	20
Oceania	–	–	3	1
Africa	–	–	8	4
North America – USA	128	73	191	105
North America – Canada	14	13	16	13
South America	–	–	1	–

Total	221	110	302	146

[A]	Includes equity-accounted investments.
[B]	The term “gross” refers to the total activity in which Shell subsidiaries and equity-accounted investments have an interest. The term “net” refers to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interests.
[C]	In addition to the present activities above, Shell has ongoing activities related to the installation of waterflood projects in Europe, Asia, Africa and North America. Activities related to steam floods are in progress in Europe, Asia and North America and gas compression is being installed in Europe and Asia.

36	Shell Annual Report and Form 20-F 2011
Business Review > Upstream

LNG LIQUEFACTION PLANTS IN OPERATION (AT DECEMBER 31, 2011)
	Location	Shell interest (%	) [A]	100% capacity (mtpa	) [B]

Australia North West Shelf	Karratha	21		16.3
Brunei LNG	Lumut	25		7.8
Malaysia LNG (Dua and Tiga)	Bintulu	15		17.3	[C]
Nigeria LNG	Bonny	26		21.6
Oman LNG	Sur	30		7.1
Qalhat (Oman) LNG	Sur	11		3.7
Qatargas 4	Ras Laffan	30		7.8
Sakhalin LNG	Prigorodnoye	27.5		9.6

[A]	Interest may be held via indirect shareholding.
[B]	As reported by the operator.
[C]	Our interests in the Dua and Tiga plants are due to expire in 2015 and 2023 respectively.

LNG LIQUEFACTION PLANTS UNDER CONSTRUCTION (AT DECEMBER 31, 2011)
	Location	Shell interest (%)		100% capacity (mtpa) [A]

Australia Pluto 1	Karratha	21	[B]	4.3
Gorgon	Barrow Island	25		15.3
Prelude	Offshore Australia	100		3.6
Wheatstone	Onslow	6.4		8.9

[A]	As reported by the operator.
[B]	Based on 90% Woodside shareholding in the Pluto 1 plant.

LNG REGASIFICATION TERMINALS (AT DECEMBER 31, 2011)
	Location	Capacity right period		Shell interest (%)	Shell capacity rights (mtpa)	Start-up date

Altamira	Tamaulipas, Mexico	from 2006		Leased	3.3	2006
Barcelona	Barcelona, Spain	2010-2034	[A]	Leased	0.9	1969
Costa Azul	Baja California, Mexico	2008-2028		Leased	2.7	2008
Cove Point	Lusby, MD, USA	2003-2023		Leased	1.8	2003
Elba Expansion	Elba Island, GA, USA	2010-2035		Leased	4.2	2010
Elba Island	Elba Island, GA, USA	2006-2036		Leased	2.8	2006
Hazira	Gujarat, India	from 2005		74%	2.2	2005
Hazira Expansion (under construction)	Gujarat, India	from 2013		74%	1.5	2013

[A]	Capacity rights have a cancellation notice period of three months.

GTL PLANTS (AT DECEMBER 31, 2011)
	Country	Shell interest (%)	100% capacity (b/d)

Bintulu	Malaysia	72	14,700
Pearl	Qatar	100	140,000

Shell Annual Report and Form 20-F 2011	37
Business Review > Downstream

DOWNSTREAM

KEY STATISTICS		$ MILLION
	2011	2010	2009

Segment earnings [A]	4,289	2,950	258
Including:
Revenue (including inter-segment sales)	428,646	336,216	250,362
Share of earnings of equity-accounted investments [A]	1,577	948	661
Production and manufacturing expenses	10,547	10,592	11,829
Selling, distribution and administrative expenses	12,920	13,716	14,505
Depreciation, depletion and amortisation	4,251	4,254	4,399
Net capital investment [A]	4,342	2,358	6,232

Refinery availability (%)	92	92	93
Chemical plant availability (%) [B]	89	94	92
Refinery processing intake (thousand b/d)	2,845	3,197	3,067
Oil products sales volumes (thousand b/d)	6,196	6,460	6,156
Chemicals sales volumes (thousand tonnes)	18,831	20,653	18,311

[A]	Segment earnings are presented on a current cost of supplies basis. See Notes 2 and 4 to the “Consolidated Financial Statements” for further information.
[B]	The calculation of chemical plant availability for 2011 is based on a methodology to bring better alignment for our Downstream assets. On this basis, 2010 and 2009 figures would be 92% and 91% respectively.

Overview
Shell’s Downstream organisation is made up of a number of different business activities, part of an integrated value chain, that collectively turn crude oil into a range of refined products, which are moved and marketed around the world for domestic, industrial and transport use. The products include gasoline, diesel, heating oil, aviation fuel, marine fuel, lubricants, bitumen, sulphur and liquefied petroleum gas (LPG). In addition, we produce and sell petrochemicals for industrial use worldwide.

Our Manufacturing activities include Refining as well as Supply and Distribution. Marketing includes Retail, Business to Business (B2B), Lubricants and Alternative Energies. Chemicals has dedicated manufacturing and marketing units of its own. We also trade crude oil, oil products and petrochemicals, primarily to optimise feedstock for Manufacturing and Chemicals and to supply our Marketing businesses.

Downstream earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of the volumes sold during a period is based on the current cost of supplies during the same period, after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory valuation. Accordingly, when oil prices increase during the period, CCS earnings are likely to be lower than earnings calculated on a first-in first-out basis (FIFO). Similarly, in a period with declining oil prices, CCS earnings are likely to be higher than earnings calculated on a FIFO basis. This explains why 2011 CCS earnings were $2,355 million lower than earnings calculated on a FIFO basis. In 2010, CCS earnings were $1,498 million lower than earnings calculated on a FIFO basis.

Business conditions
The industrial landscape in 2011 reflected slower economic growth in several regions, which adversely affected market demand and contributed to declining sales volumes and weaker refining margins. Despite these effects, stronger chemical margins and improved marketing margins resulted in improved segment earnings compared with 2010.

Earnings 2011-2010
Segment earnings in 2011 were $4,289 million, 45% higher than in 2010.

Earnings in 2011 included net gains of $15 million. The gains arose from the fair-value accounting of commodity derivatives, a gain from the formation of the Raízen joint venture, a net gain on divestments and a tax credit. These gains were significantly offset by charges related to impairments, redundancy, decommissioning and legal provisions. The 2011 divestments include the sale of our refinery in Stanlow, UK, the majority of our Downstream businesses in seven African countries, our Downstream businesses in Chile and additional non-core business exits.

Earnings in 2010 included net charges of $923 million. The charges reflected impairments, which were partly offset by a gain related to the fair-value accounting of commodity derivatives, gains from divestments and a gain from the sale of land holdings associated with the former Shell Haven refinery in the UK.

All gains and charges identified above relate to items that individually exceed $50 million. The following comments relate to earnings after excluding the net gains of $15 million from the 2011 results and the net charges of $923 million from the 2010 results.

Downstream earnings increased compared with 2010, supported by improved realised unit marketing margins in most businesses, although oil products sales volumes declined, mainly as a result of portfolio divestments and the effects of the formation of the Raízen joint venture. Chemicals reported record earnings in 2011 as the market environment was favourable during most of the year, resulting in higher realised margins, partly offset by the impact of unplanned operational events on Chemicals sales volumes. Realised refining margins were in line with 2010 until the fourth quarter, when margins declined significantly as global market conditions deteriorated. As a result, Manufacturing reported a larger loss in 2011 than in 2010. This loss was largely offset by increased contributions from trading activities due to higher market volatility and greater arbitrage opportunities relative to 2010.

Revenues increased in 2011 compared with the prior year, reflecting higher average oil prices and increased Chemicals margins partly offset by lower sales volumes due to portfolio changes and weaker demand.

Overall operating expenses decreased in 2011 compared with 2010. Selling, distribution and administrative expenses declined due to cost savings from portfolio divestments and structural cost reductions, partly offset by spending related to growth-stimulating programmes and exceptional items. The decrease in production and manufacturing expenses was primarily driven by cost savings from manufacturing divestments, a refinery-to-terminal conversion and cost-reduction initiatives. Foreign-exchange rate effects due to the dollar’s depreciation against other main functional currencies unfavourably impacted overall costs and partly offset underlying cost reductions.

Refinery processing intake volumes were 11% lower in 2011 than in 2010, reflecting our portfolio activity as we continued refocusing our refinery footprint in 2011. Excluding the impacts of portfolio divestments and the refinery closure, refinery intake volumes were 2% lower than in 2010.

Oil products sales volumes in 2011 decreased by 4% compared with 2010, as a result of portfolio divestments and weakening demand. Excluding both the impact of divestments and the effects of the

38	Shell Annual Report and Form 20-F 2011
Business Review > Downstream

formation of the Raízen joint venture, sales volumes decreased by 1% compared with 2010.

Chemicals sales volumes decreased by 9% compared with 2010, mainly due to lower plant availability.

Earnings 2010-2009
Segment earnings in 2010 were $2,950 million, compared with $258 million in 2009.

Earnings in 2010 included net charges of $923 million as described above.

Earnings in 2009 included net charges of $1,682 million, reflecting impairments mainly related to refining assets, redundancy and restructuring provisions, a charge related to the fair-value accounting of commodity derivatives, non-cash pension charges, a charge related to a retirement healthcare plan modification and other provisions. These charges were partly offset by tax credits and gains from divestments. All gains and charges identified above relate to items that individually exceed $50 million.

The following comments relate to earnings after excluding the net charges of $923 million from the 2010 results and the net charges of $1,682 million from the 2009 results.

Manufacturing reported a loss in 2010, but the loss was less than in 2009, primarily due to higher realised refining margins and higher refinery processing intake volumes. Margins increased globally in 2010 as a result of better macro-economic conditions and stronger year-on-year growth.

Marketing earnings related to oil products in 2010 increased compared with 2009 due to lower costs partly offset by lower Retail and B2B margins.

Chemicals reported near-record earnings in 2010, accounting for approximately 42% of overall Downstream earnings. This was mainly driven by higher realised margins, higher sales volumes and an increased share of earnings of equity-accounted investments.

Earnings from trading activities in 2010 were lower than in 2009 because of reduced volatility levels and fewer storage opportunities due to a less pronounced contango market structure (forward prices higher than current spot prices).

In 2010, revenues increased compared with 2009, reflecting higher average oil prices and increased Chemicals margins and sales volumes arising from greater demand.

Production and manufacturing expenses in 2010 decreased compared with those of 2009. This was primarily driven by cost savings from portfolio activities and structural cost reductions, partly offset by higher volume-related processing fees. Selling, distribution and administrative expenses decreased compared with 2009. This was the result of structural costs reductions and the impact of portfolio activities.

Refinery processing intake volumes in 2010 were 4% higher than in 2009, reflecting improved demand – particularly in Asia; however, the higher demand was partly offset by portfolio activities and significant downtime in some refineries in Europe and the USA.

Oil products sales volumes in 2010 were 5% higher than in 2009. Oil products marketing sales volumes adjusted for the impact of divestments increased by 1% primarily because of higher B2B volumes.

In 2010, chemical sales volumes increased by 13% compared with 2009, mainly due to the start-up of the Shell Eastern Petrochemicals Complex in Singapore.

Net capital investment
Net capital investment was $4.3 billion in 2011 compared with $2.4 billion in 2010.

Capital investment was $7.5 billion in 2011, of which $3.3 billion was in Manufacturing and Chemicals, and $4.2 billion was in Marketing. Of the $4.2 billion in Marketing, we invested $1.7 billion in Raízen and $0.4 billion in the acquisition of 253 retail stations in the UK.

Around 49% of our 2011 capital investment was to maintain the integrity and performance of our asset base.

In 2010, capital investment was $4.8 billion, of which $3.2 billion was in Manufacturing and Chemicals, $1.4 billion was in Marketing and $0.2 billion was in new equity and loans in equity-accounted investments.

Divestment proceeds were $3.2 billion in 2011 compared with $2.4 billion in 2010. We have now achieved the majority of our planned asset divestment programme to refocus our Downstream portfolio.

Portfolio actions
In the Marketing businesses we continued to invest in selected retail markets, such as those in the UK and China, and in our growing Lubricants businesses in Asia. In the UK we acquired 253 retail sites, primarily in central and south-east England.

We have continued to make progress with longer-term growth options for Downstream. In Brazil we launched the Raízen biofuel joint venture (Shell interest 50%) with Cosan S.A. (Cosan) for the production of ethanol, sugar and power, as well as the supply, distribution and retailing of transport fuels.

We signed a heads of agreement with Qatar Petroleum for the joint development of a proposed major petrochemical complex whose feedstock would come from natural gas projects in Qatar. The complex will include a world-scale steam cracker. It will also include a mono-ethylene glycol plant of up to 1.5 mtpa capacity and a higher-olefin plant of 0.3 mtpa capacity, both based on Shell proprietary technologies. Shell will have a 20% equity interest in the project and Qatar Petroleum will have the remaining 80%.

We sold our 272 thousand b/d Stanlow refinery in the UK for a total consideration of $1.2 billion (including some $0.9 billion for working capital). The sale also included certain associated local marketing businesses, Chemicals Manufacturing (excluding the higher olefins plant and alcohols units) and access rights to specific distribution terminal assets.

We announced the divestment of our Downstream businesses in Africa (excluding South Africa) for a total consideration of some $1 billion. In 2011, we completed the sale of the businesses in Cape Verde, Madagascar, Mali, Mauritius, Morocco, Senegal and Tunisia. The businesses in the remaining countries under consideration for divestment are expected to be sold in 2012. We also launched Vivo Energy (Shell interest 20%) and Vivo Lubricants (Shell interest 50%). Under the agreements, these entities will continue to market Shell fuels and lubricants, which are available in 14 African countries under the Shell brand.

Shell Annual Report and Form 20-F 2011	39
Business Review > Downstream

In Chile we sold our Downstream business for a total consideration of $0.6 billion. The deal included all of Shell’s Retail, Commercial Fuels, Bitumen and Chemicals businesses, as well as related supply and distribution infrastructure. The Retail network of about 300 sites will continue to be Shell branded through a trademark licence agreement.

Additional businesses and activities deemed non-core were divested as part of the ongoing strategy to refocus our Downstream portfolio.

Business and property

MANUFACTURING

Refining
We have interests in more than 30 refineries worldwide with the capacity to process more than 3 million barrels of crude oil per day. Approximately 35% of our refining capacity is in Europe, 30% in Asia-Pacific and 30% in the Americas. The Port Arthur refinery expansion project in Texas, USA, owned by Motiva Enterprises (Shell interest 50%), is expected to begin full operations in 2012. The expansion will bring an additional 325 thousand b/d of capacity online in the US Gulf Coast region (increasing the refinery’s total capacity to 600 thousand b/d).

Supply and Distribution
With more than 1,500 storage tanks and some 150 distribution facilities in around 25 countries, our Supply and Distribution infrastructure is well positioned for making deliveries throughout the world. Deliveries include feedstock for our refineries as well as finished products for our Marketing businesses and customers worldwide.

MARKETING

Retail
We have around 43,000 service stations in more than 80 countries and more than 100 years’ experience in fuel development. In recent years, we have concentrated on differentiated fuels with special formulations designed to clean engines and improve performance. We sell such fuels under the Shell V-Power brand in more than 60 countries. Our new Shell FuelSave brand has been launched in 15 countries.

Lubricants
For the fifth consecutive year, we have been named the number-one global lubricant supplier, selling more lubricants than any other company in the world and securing more than a 13% share of the global market in volume terms (2011, Kline & Company).

Across approximately 100 countries, we make or sell technically advanced lubricants not only for passenger cars, trucks and coaches but also for industrial machinery in manufacturing, mining, power generation, agriculture and construction.

Business to Business (B2B)
B2B sells fuels, speciality products and services to a broad range of commercial customers through five separate businesses:

Shell Aviation provides fuel for around 7,000 aircraft every day at over 800 airports in more than 30 countries. On average we refuel a plane every 12 seconds.

Marine activities provide lubricants, fuels and related technical services to the shipping and boating industries. We supply over 100 grades of lubricants and 20 different types of fuel for marine vessels powered by diesel, steam-turbine and gas-turbine engines. We serve more than 15,000 customer vessels worldwide, ranging from large ocean-going tankers to small fishing boats.

Shell Gas (LPG) provides liquefied petroleum gas and related services to retail, commercial and industrial customers for cooking, heating, lighting and transport.

Shell Commercial Fuels provides transport, industrial and heating fuels in more than 20 countries. Our wide range of products, from reliable main-grade fuels with standard quality to premium products, can offer tangible benefits. These include fuel economy, enhanced equipment performance, such as longer life and lower maintenance costs, and environmental benefits, such as reduced emissions.

Shell also provides products and services related to the bitumen residue from crude-oil refining and sulphur derived from the processing of natural gas and crude oil. Every day on average we supply around 11,000 tonnes of bitumen to some 1,600 customers worldwide.

Alternative Energies and CO2
We investigate alternative energy technologies with a long-term aspiration to develop them into business opportunities. We believe the biofuels available today are the most realistic commercial solution to reduce carbon dioxide emissions in the transport fuels sector over the next 20 years. We are therefore building capacity in conventional biofuels that meet our corporate and social responsibilities. In 2011, we moved into the production of conventional biofuels for the first time. Shell and the Brazilian conglomerate Cosan have formed Raízen, a joint venture for the production of ethanol, sugar and power, as well as the supply, distribution and retail of transportation fuels in Brazil. With annual production of more than two billion litres, Raízen is one of the largest biofuel producers in the world. We also continue to research advanced biofuel technologies and explore the potential of hydrogen as an alternative energy source for the longer term.

Shell CO2 is responsible for coordinating and driving CO2 management activities across all businesses.

CHEMICALS

Manufacturing
Our manufacturing plants produce a range of base chemicals, including ethylene, propylene and aromatics, as well as intermediate chemicals, such as styrene monomer, propylene oxide, solvents, detergent alcohols, ethylene oxide and ethylene glycol. We have the capacity to produce nearly six million tonnes of ethylene per annum.

Marketing
We sell our base and intermediate chemicals to large industrial customers, many of whom are household names. The revenues from those sales make our Chemicals business the sixth largest chemicals enterprise in the world. Our products are used to make countless everyday items, from clothing and cars to bubble bath and bicycle helmets.

Downstream business activities with Iran, Sudan and Syria

IRAN
Shell-controlled companies had no sanctionable activities in Iran in 2011.

No sales of petrochemical or refined products to Iran took place in 2011 by companies that are under Shell’s operational control.

40	Shell Annual Report and Form 20-F 2011
Business Review > Downstream

Through Shell’s trading activities, we purchased crude oil, condensate and fuel oil from Iran as part of the optimisation of feedstock for our refining operations and for a petrochemical facility. These are permitted activities, carried out without involvement of US persons and are therefore outside the scope of US sanctions.

Shell-controlled companies are in compliance with all EU and US sanctions and intend to comply with the EU sanctions announced on January 23, 2012.

SUDAN
Shell-controlled companies ceased all operational activities in Sudan in 2008. We have, however, continued soil remediation related to earlier operations in the country.

SYRIA
Shell-controlled companies are in compliance with all EU and US sanctions. We sold some petrochemicals to customers in Syria in 2011 (polyols, toluene di-isocyanate and monopropylene glycol). We also sold lubricant products but this business was terminated in May 2011 and supplied some Syrian-owned commercial customers with aviation products outside of Syria during 2011.

Downstream data tables
The tables below reflect Shell subsidiaries, the 50% Shell interest in Motiva in the USA and instances where Shell owns the crude or feedstock processed by a refinery. Other equity-accounted investments are only included where explicitly stated.

OIL PRODUCTS – COST OF CRUDE OIL
PROCESSED OR CONSUMED [A]		$ PER BARREL
	2011	2010	2009

Total	104.71	77.22	58.96

[A]	Includes Upstream margin on crude oil supplied by Shell subsidiaries and equity-accounted investment exploration and production companies.

CRUDE DISTILLATION CAPACITY [A]	THOUSAND B/CALENDAR DAY [B][C]
	2011	2010	2009

Europe	1,243	1,501	1,519
Asia-Pacific	861	855	853
Americas	1,064	1,155	1,185
Other	83	83	82

Total	3,251	3,594	3,639

[A]	Average operating capacity for the year, excluding mothballed capacity.
[B]	One barrel per day is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.
[C]	Calendar day capacity is the maximum sustainable capacity minus capacity loss due to normal unit downtime.

ETHYLENE CAPACITY [A]	THOUSAND TONNES/YEAR
	2011	2010	2009

Europe	1,659	1,878	1,880
Asia-Pacific	1,556	1,565	681
Americas	2,212	2,212	2,255
Other	366	366	366

Total	5,793	6,021	5,182

[A]	Includes the Shell share of equity-accounted investments’ capacity entitlement (offtake rights), which may be different from nominal equity interest. Nominal capacity is quoted as at December 31.

OIL PRODUCTS – CRUDE OIL PROCESSED [A]		THOUSAND B/D [B]
	2011	2010	2009

Europe	1,058	1,306	1,323
Asia-Pacific	731	729	593
Americas	985	1,007	1,013
Other	200	222	214

Total	2,974	3,264	3,143

[A]	Includes natural gas liquids, share of equity-accounted investments and processing for others.
[B]	One barrel per day is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.

REFINERY PROCESSING INTAKE [A]		THOUSAND B/D [B]
	2011	2010	2009

Crude oil	2,652	2,932	2,783
Feedstocks	193	265	284

Total	2,845	3,197	3,067

Europe	1,041	1,314	1,330
Asia-Pacific	666	650	532
Americas	1,075	1,158	1,141
Other	63	75	64

Total	2,845	3,197	3,067

[A]	Includes crude oil, natural gas liquids and feedstocks processed in crude distillation units and in secondary conversion units.
[B]	One barrel per day is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.

REFINERY PROCESSING OUTTURN [A]		THOUSAND B/D [B]
	2011	2010	2009

Gasolines	993	1,224	1,179
Kerosines	339	354	341
Gas/Diesel oils	977	1,074	1,025
Fuel oil	252	315	279
Other	385	442	432

Total	2,946	3,409	3,256

[A]	Excludes “own use” and products acquired for blending purposes.
[B]	One barrel per day is equivalent to approximately 50 tonnes a year, depending on the specific gravity of the crude oil.

Shell Annual Report and Form 20-F 2011	41
Business Review > Downstream

OIL PRODUCT SALES VOLUMES [A]		THOUSAND B/D
	2011	2010	2009

Europe
Gasolines	467	505	520
Kerosines	261	299	267
Gas/Diesel oils	876	953	1,003
Fuel oil	227	205	210
Other products	192	227	242

Total	2,023	2,189	2,242

Asia-Pacific
Gasolines	315	308	303
Kerosines	164	172	159
Gas/Diesel oils	423	370	337
Fuel oil	273	301	187
Other products	220	224	214

Total	1,395	1,375	1,200

Americas
Gasolines	1,136	1,128	1,107
Kerosines	265	270	246
Gas/Diesel oils	461	523	465
Fuel oil	91	90	130
Other products	236	249	208

Total	2,189	2,260	2,156

Other
Gasolines	156	174	141
Kerosines	93	86	69
Gas/Diesel oils	236	253	226
Fuel oil	60	75	77
Other products	44	48	45

Total	589	636	558

Total product sales [B][C]
Gasolines	2,074	2,115	2,071
Kerosines	783	827	741
Gas/Diesel oils	1,996	2,099	2,031
Fuel oil	651	671	604
Other products	692	748	709

Total	6,196	6,460	6,156

[A]	Excludes deliveries to other companies under reciprocal sale and purchase arrangements, which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.
[B]	Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2011 was a reduction in oil product sales of approximately 925,000 b/d (2010: 934,000 b/d; 2009: 739,000 b/d).
[C]	Export sales as a percentage of total oil sales amounted to 26.0% in 2011 (2010: 24.1%; 2009: 20.0%).

CHEMICALS SALES VOLUMES [A]	THOUSAND TONNES
	2011	2010	2009

Europe
Base chemicals	4,006	4,507	4,610
First-line derivatives and others	2,689	2,795	2,776

Total	6,695	7,302	7,386

Asia-Pacific
Base chemicals	2,027	2,209	1,837
First-line derivatives and others	3,111	3,415	2,518

Total	5,138	5,624	4,355

Americas
Base chemicals	3,405	3,949	3,396
First-line derivatives and others	3,193	3,134	2,698

Total	6,598	7,083	6,094

Other
Base chemicals	229	461	323
First-line derivatives and others	171	183	153

Total	400	644	476

Total product sales
Base chemicals	9,667	11,126	10,166
First-line derivatives and others	9,164	9,527	8,145

Total	18,831	20,653	18,311

[A]	Excludes volumes sold by equity-accounted investments, chemical feedstock trading and by-products.

42	Shell Annual Report and Form 20-F 2011
Business Review > Downstream

SHELL INTEREST BY REFINING LOCATION AND CAPACITY DATA [A] (AT DECEMBER 31, 2011)
					Thousand barrels/calendar day, 100% capacity [C]

	Location		Asset class	Shell interest (%) [B]	Crude distillation capacity	Thermal cracking/ visbreaking/ coking	Catalytic cracking	Hydro- cracking

Europe
Czech Republic	Kralupy	[D]		16	59	–	24	–
	Litvinov	[D]		16	101	14	–	30
Denmark	Fredericia		●	100	63	40	–	–
Germany	Harburg		●	100	108	14	15	–
	Miro	[D]		32	310	65	89	–
	Rheinland		■ ●	100	327	57	–	79
	Schwedt	[D]		38	220	47	50	–
The Netherlands	Pernis		■ ●	90	404	45	48	81
Norway	Mongstad	[D]	◆	21	205	23	56	–

Asia-Pacific
Australia	Clyde			100	79	–	35	–
	Geelong		◆	100	118	–	38	–
Japan	Mizue (Toa)	[D]	◆ ●	18	60	23	38	–
	Yamaguchi	[D]	◆	13	110	–	25	–
	Yokkaichi	[D]	◆ ●	26	193	–	55	–
Malaysia	Port Dickson		◆	51	107	–	39	–
Pakistan	Karachi	[D]		30	43	–	–	–
Philippines	Tabangao		◆	67	96	31	–	–
Singapore	Pulau Bukom		■ ●	100	462	63	34	55
Turkey	Batman	[D]		1	20	–	–	–
	Izmir	[D]		1	218	18	14	17
	Izmit	[D]		1	217	–	13	24
	Kirikale	[D]		1	107	–	–	15

Americas
Argentina	Buenos Aires		◆ ●	100	100	18	20	–
Canada
Alberta	Scotford		◆	100	92	–	–	62
Ontario	Sarnia		◆	100	71	5	19	9
USA
California	Martinez		●	100	145	42	65	37
Louisiana	Convent	[D]	◆	50	227	–	82	45
	Norco	[D]	■	50	230	25	107	34
Texas	Deer Park		■ ●	50	312	79	63	53
	Port Arthur	[D]	●	50	275	52	81	–
Washington	Puget Sound		◆ ●	100	135	23	52	–

Other
Saudi Arabia	Al Jubail	[D]	◆ ●	50	292	85	–	45
South Africa	Durban	[D]	◆	38	165	23	34	–

[A]	Excludes mothballed capacity.
[B]	Shell interest rounded to nearest whole percentage point; Shell share of production capacity may differ.
[C]	Calendar day capacity is the maximum sustainable capacity minus capacity loss due to normal unit downtime.
[D]	Indicates refining location is not operated by Shell.

■	Integrated refinery and chemical complex.
●	Refinery complex with cogeneration capacity.
◆	Refinery complex with chemical unit(s).

Shell Annual Report and Form 20-F 2011	43
Business Review > Downstream

SHELL SHARE PRODUCTION CAPACITY BY CHEMICAL MANUFACTURING PLANT LOCATION [A] (AT DECEMBER 31, 2011)
			Thousand tonnes/year

	Location		Ethylene	Styrene monomer	Ethylene glycol	Higher olefins [B]	Additional products

Europe
Germany	Rheinland		270	–	–	–	A
The Netherlands	Moerdijk		974	789	155	–	A, I
UK	Mossmorran	[D]	415	–	–	–	–
	Stanlow	[D]	–	–	–	330	I

Asia-Pacific
China	Nanhai	[D]	475	320	175	–	A, I, P
Japan	Yamaguchi	[D]	–	–	–	11	A
Singapore	Jurong Island	[C]	281	720	880	–	A, I, P, O
	Pulau Bukom		800	–	–	–	A, I

Americas
Canada	Scotford		–	450	450	–	A, I
USA	Deer Park		836	–	–	–	A, I
	Geismar		–	–	375	920	I
	Norco		1,376	–	–	–	A

Other
Saudi Arabia	Al Jubail	[D]	366	400	–	–	A, O

Total			5,793	2,679	2,035	1,261

[A]	Includes joint-venture plants, with the exception of the Infineum additives joint ventures.
[B]	Higher olefins are linear alpha and internal olefins (products range from C6-C2024).
[C]	Combination of 100% Shell owned plants and joint ventures (Shell and non-Shell operated).
[D]	Indicates plant is not operated by Shell.

A	Aromatics, lower olefins.
I	Intermediates.
P	Polyethylene, polypropylene.
O	Other.

OTHER CHEMICAL LOCATIONS
	Location	Products

Europe
Germany	Harburg	I
	Karlsruhe	A
	Schwedt	A
The Netherlands	Pernis	A, I, O

Asia-Pacific
Australia	Geelong	A, I
Japan	Kawasaki	A, I
	Yokkaichi	A
Malaysia	Bintulu	I
	Port Dickson	A
Philippines	Tabangao	I

Americas
Argentina	Buenos Aires	I
Canada	Sarnia	A, I
USA	Martinez	O
	Mobile	A
	Puget Sound	O

Other
South Africa	Durban	I

A	Aromatics, lower olefins.
I	Intermediates.
O	Other.

44	Shell Annual Report and Form 20-F 2011
Business Review > Corporate

CORPORATE

EARNINGS		$ MILLION
	2011	2010	2009

Interest and investment (expense)/income	(624)	(309)	360
Foreign exchange (losses)/gains	(77)	42	644
Other – including taxation	787	358	306

Segment earnings	86	91	1,310

Overview
The Corporate segment covers the non-operating activities supporting Shell. It includes Shell’s holdings and treasury organisation, its headquarters and central functions as well as its self-insurance activities.

All finance expense and income as well as related taxes are included in the Corporate segment earnings rather than in the earnings of the business segments. The Corporate segment earnings also include functional costs that have not been allocated to the other segments.

The holdings and treasury organisation manages many of the Corporate entities and is the point of contact between Shell and the external capital markets. It conducts a broad range of transactions – from raising debt instruments to transacting foreign exchange. Treasury centres in London, Singapore and Rio de Janeiro support these activities.

Headquarters and central functions provide business support in the areas of communications, finance, health, human resources, information technology, legal services, real estate and security. They also provide support for the shareholder-related activities of the Company. The central functions have been increasingly supported by business service centres located around the world. These centres process transactions, manage data and produce statutory returns, among other services. The majority of the headquarters and central-function costs are recovered from the business segments. Those costs that are not recovered are retained in Corporate.

Shell mainly self-insures its risk exposures. Shell insurance subsidiaries provide insurance coverage to Shell entities, up to $1.15 billion per event generally limited to Shell’s percentage interest in the relevant entity. The type and extent of the coverage provided is equal to that which is otherwise commercially available in the third-party insurance market.

Earnings 2011-2009
Segment earnings for 2011 were $86 million, compared with $91 million in 2010 and $1,310 million in 2009.

Net interest and investment expense increased by $315 million between 2010 and 2011. The level of interest capitalised on projects decreased significantly, mainly reflecting major projects coming on-stream. Shell’s share of interest from equity-accounted investments was an increased cost, largely due to the debt portfolios of new investments. These effects were partly offset by higher interest income as a result of increased levels of average cash balances. Compared with 2009, 2010 net interest and investment income declined by $669 million. This was driven by an increase in debt resulting in higher interest cost, coupled with reduced interest income due to lower average cash balances and interest rates. Also, capitalised interest decreased, reflecting a reduction in the capitalised interest rate and the completion and start-up of related projects.

Foreign exchange losses of $77 million in 2011 were principally due to the adverse impact of exchange rates on non-functional currency loans and cash balances in operating units. In 2009, foreign exchange gains of $644 million were mostly attributable to the depreciation of the dollar against most other currencies.

Other earnings increased by $429 million in 2011 compared with 2010, mainly because of increased tax credits and reduced costs. The increase from 2009 to 2010 of $52 million was due to the same reasons.

Shell Annual Report and Form 20-F 2011	45
Business Review > Liquidity and capital resources

LIQUIDITY AND CAPITAL
RESOURCES

Introduction
We manage our portfolio such that “cash in” will at least equal “cash out” across the business cycle, while maintaining a strong balance sheet.

A key measure of our capital structure management is the proportion of debt to equity. Across the business cycle we aim to manage gearing (net debt to net debt plus total equity) within the range 0-30%. During 2011, gearing ranged from 10.8% to 17.1% (2010: from 15.5% to 19.0%). See Note 15 to the “Consolidated Financial Statements”.

Within the objective of maintaining a strong balance sheet, our priorities for applying our cash are investing in profitable businesses for both organic and inorganic growth, servicing debt commitments, dividends and returning surplus cash to our shareholders via share buybacks.

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

In Downstream, changes in any one of a range of factors derived from either within the industry or the broader economic environment can influence margins. The precise impact of any such changes depends on how the oil markets respond to them. The market response is affected by factors such as: whether the change affects all crude oil types or only a specific grade; regional and global crude-oil and refined-products inventory; and the collective speed of response of the industry refiners and product marketers in adjusting their operations. As a result, refinery and marketing margins fluctuate from region to region and from period to period. Downstream earnings are reported on a current cost of supplies basis, which excludes the effect of changes in the oil price on inventory carrying amounts. However, cash flow from operations is not affected by the reporting basis.

In the longer term, replacement of proved oil and gas reserves will affect our ability to maintain or increase production levels in Upstream, which in turn will affect our cash flow and earnings. We will need to take measures to maintain or increase production levels in future periods. These may include: developing new fields and mines; developing and applying new technologies and recovery processes to existing fields and mines; and making selective acquisitions. Our goal is to increase proved reserves and more than offset their decline due to production. However, proved reserves and production increases are subject to a variety of risks and other factors, including: crude oil and natural gas prices; the uncertainties of exploration; operational interruptions; geology; frontier conditions; availability of new technology and engineering capacity; availability and cost of skilled or specialist resources; project delays and potential cost overruns; and fiscal, regulatory and political changes.

We have a diverse portfolio of field-development projects and exploration opportunities. That diversity can help to reduce the impact of the political and technical risks in Upstream, including the impact on the associated cash flow provided by our operating activities.

It is our intention to continue to make selective acquisitions and divestments as part of active portfolio management that is in line with our strategy and influenced by market opportunities.

Statement of cash flows
Net cash from operating activities in 2011 was $36.8 billion, an increase from $27.4 billion in 2010. This increase mainly reflected the increase in earnings. In 2009, net cash from operating activities was $21.5 billion. The increase in 2010 compared with 2009 mainly reflected the increase in earnings, partly offset by a larger increase in working capital primarily in Downstream.

Net cash used in investing activities was $20.4 billion in 2011, a decrease from $22.0 billion in 2010. The decrease was mainly the result of higher proceeds from the sale of assets and lower capital expenditure, partly offset by lower proceeds from the sale of equity-accounted investments. In 2009, net cash used in investing activities was $26.2 billion. The decrease in 2010 compared with 2009 was mainly the result of higher proceeds from the sale of assets and of equity-accounted investments.

Net cash used in financing activities in 2011 was $18.1 billion (2010: $1.5 billion; 2009: $0.8 billion). This included net repayments of debt of $7.2 billion (2010: net new borrowings of $9.3 billion), payment of dividends of $6.9 billion (2010: $9.6 billion), interest paid of $1.7 billion (2010: $1.3 billion) and repurchases of shares of $1.1 billion (2010: nil).

Cash and cash equivalents were $11.3 billion at December 31, 2011 (2010: $13.4 billion; 2009: $9.7 billion).

EXTRACT FROM CASH FLOW STATEMENT [A]		$ BILLION
	2011	2010	2009

Net cash from operating activities excluding working capital movements	43.2	33.3	23.8
(Increase) in inventories	(1.9)	(2.9)	(7.1)
(Increase)/decrease in accounts receivable	(10.1)	(11.9)	23.7
Increase/(decrease) in accounts payable and accrued liabilities	5.6	8.9	(18.9)

(Increase)/decrease in working capital	(6.4)	(5.9)	(2.3)

Net cash from operating activities	36.8	27.4	21.5
Net cash used in investing activities	(20.4)	(22.0)	(26.2)
Net cash used in financing activities	(18.1)	(1.5)	(0.8)
Currency translation differences relating to cash and cash equivalents	(0.4)	(0.2)	0.1

(Decrease)/increase in cash and cash equivalents	(2.1)	3.7	(5.5)
Cash and cash equivalents at the beginning of the year	13.4	9.7	15.2

Cash and cash equivalents at the end of the year	11.3	13.4	9.7

[A]	For the “Consolidated Statement of Cash Flows” see page 104.

46	Shell Annual Report and Form 20-F 2011
Business Review > Liquidity and capital resources

Financial condition and liquidity
Our financial position is strong. In 2011, we generated a ROACE of 15.9% (see page 48) and year-end gearing was 13.1% (2010: 17.1%). We returned $10.5 billion to our shareholders through dividends in 2011. Some of those dividends were paid out as 104.6 million shares issued to shareholders who had elected to receive new shares instead of cash. To partially offset the dilution created by the issuance of those shares, 34.4 million shares were repurchased and cancelled as part of our new share buyback programme.

The size and scope of our businesses require a robust financial control framework and effective management of our various risk exposures. Financial turbulence in the eurozone and other international events have put significant stress on the business environment in which we operate. We are continuing to follow closely the developments and the challenges that the eurozone and other markets currently face and are taking all reasonable steps to ensure that we are well positioned to deal with unexpected events should they occur.

Our treasury and trading operations are highly centralised, and are effective in controlling credit exposures associated with managing our substantial cash, foreign exchange and commodity positions.

Following the banking crisis in 2008, we have increasingly diversified our cash investments across a range of financial instruments and counterparties, to avoid concentrating risk in any one type of investment or country. We carefully monitor our investments and adjust them in light of new market information.

Exposure to failed financial and trading counterparties was minimal in 2011 (see Note 21 to the “Consolidated Financial Statements”).

Total employer contributions to our defined benefit pension plans in 2011 were $2.3 billion (2010: $2.1 billion) and are expected to be around $2.4 billion in 2012, reflecting current funding levels. See Notes 3 and 18 to the “Consolidated Financial Statements” for further information.

Cash and cash equivalents amounted to $11.3 billion at the end of 2011 (2010: $13.4 billion). Cash and cash equivalents are held in various currencies but primarily in dollars, euros and sterling. Total debt decreased by $7.2 billion in 2011 to $37.2 billion at December 31, 2011. The total debt outstanding (excluding leases) at December 31, 2011, will mature as follows: 20% in 2012; 16% in 2013; 8% in 2014; 9% in 2015 and 47% in 2016 and beyond. The debt maturing in 2012 is expected to be repaid from a combination of cash balances and cash generated from operations.

We also maintain a $5.1 billion credit facility that was undrawn as at December 31, 2011.

We believe our current working capital is sufficient for present requirements. We satisfy our funding and working capital requirements from the cash generated by our businesses and through the issuance of external debt. Our external debt is principally financed from the international debt capital markets through instruments issued under two commercial paper (CP) programmes, a euro medium-term note (EMTN) programme and a US universal shelf (US shelf) registration.

The central debt programmes consist of:

■	a $10 billion global CP programme, exempt from registration under section 3 (a)(3) of the US Securities Act 1933, with maturities not exceeding 270 days;
■	a $10 billion CP programme, exempt from registration under section 4(2) of the US Securities Act 1933, with maturities not exceeding 397 days;
■	a $25 billion EMTN programme; and
■	an unlimited US shelf registration.

All CP, EMTN and US shelf issuances have been undertaken by Shell International Finance B.V. and guaranteed by Royal Dutch Shell plc. Further disclosure on debt issued is included in Note 15 to the “Consolidated Financial Statements”. Certain joint-venture operations are financed separately.

In 2011 we issued commercial paper, but we did not issue any long-term publicly traded bonds (2010: $7 billion of long-term publicly traded bonds).

Our $5.1 billion committed credit facility, which matures in 2015, and internally available liquidity, provide back-up coverage for commercial paper. Aside from certain borrowings in local subsidiaries, we do not have any other committed credit facilities. We consider additional facilities to be neither necessary nor cost-effective for financing purposes, given our size, credit rating and cash-generative nature.

The maturity profile of our outstanding commercial paper is actively managed to ensure that the amount of commercial paper maturing within 30 days remains consistent with the level of supporting liquidity.

While our subsidiaries are subject to restrictions (such as foreign withholding taxes) on the transfer of funds in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on our ability to meet our cash obligations.

The consolidated unaudited ratio of earnings to fixed charges of Shell for each of five years ending December 31, 2007-2011, is as follows:

RATIO OF EARNINGS TO FIXED CHARGES
	2011	2010	2009	2008	2007

Ratio of earnings to fixed charges	35.78	21.75	12.90	26.80	27.43

For the purposes of this table, earnings consist of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of equity-accounted investments. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases). Refer to “Exhibit 7.1” regarding the calculation of the ratio of earnings to fixed charges.

Shell Annual Report and Form 20-F 2011	47
Business Review > Liquidity and capital resources

CAPITALISATION TABLE	$ MILLION
	Dec 31, 2011	Dec 31, 2010

Equity attributable to Royal Dutch Shell plc shareholders	169,517	148,013
Current debt	6,712	9,951
Non-current debt [A]	30,463	34,381

Total debt [B]	37,175	44,332

Total capitalisation	206,692	192,345

[A]	Includes $2.3 billion of certain tolling commitments (2010: $2.4 billion).
[B]	Of total debt, $32.7 billion (2010: $39.3 billion) was unsecured and $4.5 billion (2010: $5.0 billion) was secured.

Dividends
Our policy is to grow the US dollar dividend through time in line with our view of Shell’s underlying earnings and cash flow. When setting the dividend, the Board of Directors looks at a range of factors, including the macro environment, the current balance sheet and future investment plans. We have announced an interim dividend in respect of the fourth quarter 2011 of $0.42 per share, equal to the US dollar dividend for the same quarter of 2010. The Board also expects that the first quarter 2012 interim dividend will be $0.43 per share, an increase of 2% over the US dollar dividend for the same quarter of 2011. In addition, we may choose to return cash to shareholders through share buybacks, subject to the capital requirements of Shell. In September 2010, we introduced a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends, if approved by the Board.

Net capital investment
Our capital investment was $31.1 billion in 2011 (2010: $30.6 billion; 2009: $31.7 billion). Of the total capital investment, $23.4 billion (2010: $25.7 billion; 2009: $24.0 billion) related to Upstream; $7.6 billion (2010: $4.8 billion; 2009: $7.5 billion) to Downstream; and $0.1 billion (2010: $0.1 billion; 2009: $0.2 billion) to Corporate.

Our divestment proceeds increased to $7.5 billion in 2011, compared with $6.9 billion in 2010 and $2.9 billion in 2009. Of the total divestment proceeds, $4.3 billion (2010: $4.5 billion; 2009: $1.6 billion) related to Upstream and $3.2 billion (2010: $2.4 billion; 2009: $1.3 billion) to Downstream.

See Note 4 to the “Consolidated Financial Statements” for further information.

Financial framework
We manage our businesses to deliver strong cash flows to fund investment and growth. Our management decisions are based on cautious assumptions about crude oil prices.

Repurchases of shares
On May 17, 2011, the shareholders approved an authority, which will expire at the end of the 2012 AGM, for the Company to repurchase up to a maximum of 625 million of its shares. In accordance with this authority, a share buyback programme was commenced in 2011 to offset the dilution created by the issuance of shares under our Scrip Dividend Programme. All of the shares purchased under the buyback programme were cancelled. A resolution will be proposed at the 2012 AGM to renew authority for the Company to purchase its own share capital up to specified limits for another year. Shares are also purchased by the employee share ownership trusts (see page 61), in part through re-investment of dividends received, to meet delivery commitments under employee share plans. All share purchases are made in open-market transactions.

The table below provides information on share repurchases in 2011 and up to February 21, 2012. Purchases in euro and sterling are converted to dollars using the exchange rate at each transaction date.

ISSUER PURCHASES OF EQUITY SECURITIES
	Class A shares		Class B shares			Class A ADSs

Purchase period	Number repurchased for employee share plans	Weighted average price ($) [A]	Number repurchased for employee share plans	Number repurchased for cancellation [B]	Weighted average price ($) [A]	Number repurchased for employee share plans	Weighted average price ($) [A]

2011
January	–	–	–	–	–	1,041,466	67.11
March	–	–	–	–	–	176,471	69.81
June	630,635	34.99	–	–	–	123,827	71.21
August	–	–	–	10,349,020	32.36	–	–
September	668,127	32.32	–	17,750,569	32.14	132,367	65.78
October	–	–	–	5,062,067	31.62	–	–
November	–	–	–	1,243,275	34.58	–	–
December	15,499,739	35.29	11,870,630	–	36.78	7,163,396	71.05

Total 2011	16,798,501	35.16	11,870,630	34,404,931	33.39	8,637,527	70.47

2012
January	–	–	–	–	–	768,737	73.15

Total 2012 [C]	–	–	–	–	–	768,737	73.15

[A]	Average price paid per share includes stamp duty and brokers’ commission.
[B]	Under the share buyback programme announced on August 11, 2011.
[C]	As at February 21, 2012.

48	Shell Annual Report and Form 20-F 2011
Business Review > Liquidity and capital resources

Contractual obligations
The table below summarises Shell’s principal contractual obligations at December 31, 2011, by expected settlement period. The amounts presented have not been offset by any committed third-party revenue in relation to these obligations.

CONTRACTUAL OBLIGATIONS				$ BILLION
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	5 years and later	Total

Debt [A]	6.4	7.7	4.8	13.0	31.9
Finance leases [B]	0.7	1.3	1.1	4.7	7.8
Operating leases [C]	3.9	5.8	4.0	6.2	19.9
Purchase obligations [D]	186.3	119.1	71.1	184.5	561.0
Other long-term contractual liabilities [E]		0.5	0.3	0.3	1.1

Total	197.3	134.4	81.3	208.7	621.7

[A]	Contractual repayments excluding $4.3 billion of finance lease obligations. See Note 15 to the “Consolidated Financial Statements”.
[B]	Includes interest. See Note 15 to the “Consolidated Financial Statements”.
[C]	See Note 15 to the “Consolidated Financial Statements”.
[D]	Includes all significant items, including fixed or minimum quantities to be purchased; fixed, minimum or any agreement to purchase goods and services that is enforceable, legally binding and specifies variable price provisions; and the approximate timing of the purchase.
[E]	Includes all obligations included in “Trade and other payables” in “Non-current liabilities” on the Consolidated Balance Sheet that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 18 to the “Consolidated Financial Statements”) and obligations associated with decommissioning and restoration (see Note 19 to the “Consolidated Financial Statements”).

The table above excludes interest expense related to debt, which is estimated to be $1.3 billion payable in less than one year, $1.9 billion payable between one and three years, $1.5 billion payable between three and five years and $6.0 billion payable five years and later. (For this purpose, we assume that interest rates with respect to variable interest rate debt remain constant and that there is no change in aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table.)

Guarantees and other off-balance sheet arrangements
Guarantees at December 31, 2011, were $3.3 billion (2010: $3.1 billion). This includes $2.2 billion (2010: $2.4 billion) of guarantees of debt of equity-accounted investments, for which the largest amount outstanding during 2011 was $2.4 billion (2010: $2.5 billion).

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

CALCULATION OF RETURN ON AVERAGE
CAPITAL EMPLOYED (ROACE)			$ MILLION
	2011	2010	2009

Income for the period	31,185	20,474	12,718
Interest expense after tax	770	577	328

Income before interest expense	31,955	21,051	13,046

Capital employed – opening	194,112	173,168	152,135
Capital employed – closing	208,178	194,112	173,168

Capital employed – average	201,145	183,640	162,652

ROACE	15.9%	11.5%	8.0%

In 2011, around 29% of our average capital employed was not generating any revenue, which reduced our ROACE by approximately 7%. These assets included projects being developed and exploration acreage.

Financial information relating to the Royal Dutch Shell Dividend Access Trust
The results of operations and financial position of the Royal Dutch Shell Dividend Access Trust (the Trust) are included in the consolidated results of operations and financial position of Shell. Certain condensed financial information in respect of the Trust is given below. Separate financial statements for the Trust are also included in this Report.

For the years 2011, 2010 and 2009 the Trust recorded income before tax of £2,175 million, £2,863 million and £2,902 million respectively. In each period this reflected the amount of dividends received on the dividend access share.

At December 31, 2011, the Trust had total equity of £nil (2010: £nil; 2009: £nil), reflecting cash of £997,987 (2010: £774,546; 2009: £525,602) and unclaimed dividends of £997,987 (2010: £774,546; 2009: £525,602). The Trust only records a liability for an unclaimed dividend, and a corresponding amount of cash, to the extent that cheques expire, which is one year after their issuance, or to the extent that they are returned unpresented.

Shell Annual Report and Form 20-F 2011	49
Business Review > Our people

OUR PEOPLE

Competitiveness and innovation
Shell’s aim is to be the world’s most competitive and innovative energy company. The people who work for Shell have the capabilities to make that possible. Our people are recruited, trained and recompensed according to a People Strategy that is based on three priorities: assuring sources of talent now and in the future; strengthening leadership and professionalism; and enhancing individual and organisational performance.

Over the course of 2011, Shell employed an average of 90,000 people in more than 80 countries. Refocusing our portfolio resulted in staff reductions in 2011. Many of these former Shell staff continued their employment with the owners of our divested assets. To execute our strategy and plans in the future, however, we maintained external recruitment. The majority of our graduates and professional experienced hires came from technical disciplines.

EMPLOYEES BY GEOGRAPHICAL AREA
(AVERAGE NUMBERS)		THOUSAND
	2011	2010	2009

The Netherlands	8	8	9
UK	7	7	8
Other	10	13	14

Europe	25	28	31
Asia, Oceania, Africa	33	34	34
USA	20	20	22
Other Americas	12	15	14

Total	90	97	101

Employee communication and involvement
Two-way dialogue between management and staff – directly and, where appropriate, via staff councils or recognised trade unions – is important and embedded in our work practices. On a quarterly basis, staff are able to learn of Shell’s operational and financial results from a variety of sources, including letters to staff from the Chief Executive Officer, webcasts, publications and face-to-face gatherings.

The Shell People Survey is one of the principal tools used to measure employee engagement: the degree of affiliation and commitment to Shell. It provides valuable insights into employees’ views, and it has had a consistently high response rate. The average employee engagement score in 2011 was 74% favourable, a three-point increase from 2010. The 2009 score was 78% favourable.

We encourage safe reporting of views about our processes and practices. Our global telephone helpline and website enable employees to report, confidentially and anonymously, breaches of our Code of Conduct and the Shell General Business Principles.

Diversity and Inclusion
We have a long-standing commitment to create a culture that embraces diversity and fosters inclusion (D&I). By embedding these principles in our operations, we understand better the needs of our varied customers, partners and stakeholders throughout the world. Our intent is to provide equal opportunity in recruitment, career development, promotion, training and reward for all employees, including those with disabilities.

Through regular monitoring and oversight of talent-development processes, we focus on reaching our global D&I targets related to the representation of women and local nationals in senior leadership positions. By the end of 2011, the proportion of women in senior leadership positions had risen to 16.6%, compared with 15.3% at end-2010 and 14.0% at end-2009. In 34% of the countries where Shell subsidiaries and equity-accounted investments are based, local nationals filled more than half the senior leadership positions, compared with 36% of countries in 2010 and 37% in 2009.

A third global D&I target focuses on employees’ perception of inclusion in our working culture. It is monitored by means of an indicator that is an average of the responses to five questions in the Shell People Survey. In 2011, the D&I indicator was 68% favourable, a two-point increase from 2010. The 2009 result was 69% favourable.

Employee share plans
There are a number of share-based compensation plans for Shell employees. Also refer to Note 22 to the “Consolidated Financial Statements”. For information on the share-based compensation plans for Executive Directors, see the “Directors’ Remuneration Report”.

PERFORMANCE SHARE PLAN
The Performance Share Plan (PSP) was introduced in 2005. Conditional awards of the Company’s shares are made under the terms of the PSP to some 15,000 employees each year. The extent to which the awards vest is determined by two performance conditions. The vesting of half of the award is linked to Shell’s declared Business Performance Factor averaged over three performance years. For the PSP awards made in 2009, the vesting of the other half of the award is linked only to Shell’s relative total shareholder return (TSR) over the measurement period compared with four of its main competitors. For awards made in 2010 and 2011, the vesting of the other half of the award is linked to a comparison with four of Shell’s main competitors on the basis of a combination of four relative performance measures: TSR; earnings per share; cash from operations; and hydrocarbon production. Any shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date. None of the awards result in beneficial ownership until the shares are released.

RESTRICTED SHARE PLAN
Under the Restricted Share Plan, awards are made on a highly selective basis to senior staff. Shares are awarded subject to a three-year retention period. Any shares that vest will be increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date.

GLOBAL EMPLOYEE SHARE PURCHASE PLAN
Employees in 50 countries participate in the Global Employee Share Purchase Plan. This plan enables eligible employees to make contributions towards the purchase of the Company’s shares at a 15% discount on the market price either at the start or at end of an annual cycle – whichever date offers the lower market price.

UK SHARESAVE SCHEME
Eligible employees of participating companies in the UK may participate in the UK Sharesave Scheme. Options are granted over the Company’s shares at market value on a date normally not more than 30 days before the grant date of the option. These options are normally exercisable after completion of a three-year or five-year contractual savings period.

UK SHELL ALL EMPLOYEE SHARE OWNERSHIP PLAN
Eligible employees of participating companies in the UK may participate in the Shell All Employee Share Ownership Plan, under which monthly contributions from gross pay are made towards the purchase of the Company’s shares.

50	Shell Annual Report and Form 20-F 2011
Business Review > Environment and society

ENVIRONMENT AND SOCIETY

Our success in business depends on our ability to meet a range of environmental and social challenges. We must show we can operate safely and manage the effect our activities can have on neighbouring communities and society as a whole. If we fail to do this, we may lose opportunities to do business, our reputation as a company may be harmed and our “licence to operate” may be impacted.

The Shell General Business Principles include a commitment to sustainable development that involves balancing short- and long-term interests, and integrating economic, environmental and social aspects into our business decisions. We have rigorous standards and a firm governance structure in place to help manage potential impacts. We also work with communities, business partners, non-governmental organisations and other bodies to address potential impacts and share the benefits of our operations and projects.

Detailed data and information on our 2011 environmental and social performance will be published in April 2012 in the Shell Sustainability Report.

Safety
Sustaining our licence to operate depends on maintaining the safety and reliability of our operations. We manage safety risk across our businesses through rigorous controls and compliance systems combined with a safety-focused culture. Our global standards and operating procedures define the controls and physical barriers we require to prevent incidents. For example, our offshore wells are designed with at least two independent barriers to minimise the risk of an uncontrolled release of hydrocarbons. We regularly inspect, test and maintain these barriers to ensure they meet our standards.

We continue to build the safety culture among our employees and contractors. We expect everyone working for us to intervene and stop work that may appear to be unsafe. In addition to our ongoing safety awareness programmes, we hold an annual global safety day to give workers time to reflect on how to prevent accidents. We expect everyone working for us to comply with our 12 mandatory Life-Saving Rules. If employees break these rules, they will face disciplinary action up to and including termination of employment. If contractors break the Life-Saving Rules, they can be removed from the worksite.

There continues to be increased regulation and heightened public scrutiny of the safety of offshore drilling as a result of the BP Deepwater Horizon incident in 2010. In order to reinforce the safety of our operations around the world, we have undertaken a review of operating practices, testing frequencies, training protocols and safety procedures. We have made enhancements to our safety and technical procedures, including: the introduction of an advanced well-control class in our mandatory well-engineering training programme; the completion of a new real-time well control tool; and the introduction of revised procedures for the design of well casing and tubing, and for the cementing of the casing. We also reviewed and updated our requirements for asset integrity and process safety across Shell.

While we continually work to minimise the likelihood of incidents occurring, some incidents do occur, including a fire at our Pulau Bukom manufacturing site in Singapore in 2011. We investigate all incidents to learn from their cause, to improve our safety performance in the future.

Climate change
Growth in energy demand means that all forms of energy will be needed over the longer term. With hydrocarbons forecast to provide the bulk of the energy needed over the coming decades, policy makers are focusing on regulations which balance energy demand with environmental concerns. The management of carbon dioxide (CO2) emissions – the most significant greenhouse gas (GHG) – will become increasingly important as concerns over climate change lead to tighter environmental regulation.

We already assess potential costs associated with CO2 emissions when evaluating projects. But in the years to come regulations may impose a price on CO2 emissions that all companies will have to incorporate in their investment plans and that may result in higher energy and product costs. Governments may also require companies to apply technical measures to reduce their CO2 emissions; this will increase project costs. Currently enacted and proposed legislation is also expected to increase the cost of doing business. Shell, together with other energy companies, has been subject to litigation regarding climate change. We believe these lawsuits are without merit and are not material to Shell.

As energy demand increases and easily accessible oil and gas resources decline, we are developing resources that take more energy and advanced technology to produce. This growth includes expanding our conventional oil and gas businesses, our oil sands operations in Canada, our gas-to-liquids (GTL) business in Qatar and our global liquefied natural gas (LNG) business. As our businesses grow and production becomes more energy intensive, we expect there will be an associated increase in the direct CO2 emissions from the Upstream facilities we operate.

We are seeking cost-effective ways to manage CO2 emissions and see potential business opportunities in developing such solutions. Our main contributions to reducing CO2 emissions are in four areas: supplying more natural gas; supplying more biofuels; progressing carbon capture and storage; and implementing energy efficiency measures in our operations.

Nearly one-third of the world’s CO2 emissions comes from power generation. For most countries, using more gas in power generation instead of coal can make the largest contribution, at the lowest cost, to meeting their emission reduction objectives this decade. In combination with renewables and carbon capture and storage, natural gas is also essential for a significantly lower CO2 pathway beyond 2020. With Shell’s leading position in LNG and new technologies in recovering natural gas from tight-rock formations, we can supply natural gas to replace coal in power generation.

We see biofuels as the most practical and commercially viable way to reduce CO2 emissions from transport fuels over the coming years. Our Raízen joint venture in Brazil produces two billion litres annually of ethanol from sugar cane – the best performing of today’s biofuels in terms of CO2 emissions. We are also investing in research to develop and commercialise advanced biofuels.

The International Energy Agency has stated that carbon capture and storage (CCS) could contribute as much as 19% of the CO2 mitigation effort required by 2050. To advance CCS technologies, Shell is involved in CCS projects, including the Mongstad test centre in Norway, the Gorgon project in Australia and the Quest project in Canada. We are also involved in the consideration of a project in the UK to store CO2 in a depleted gas reservoir in the North Sea. During this important demonstration phase, government support is essential and initiatives such as the United Nations’ acceptance of CCS as an

Shell Annual Report and Form 20-F 2011	51
Business Review > Environment and society

offsetting activity under the Clean Development Mechanism is a positive step in progressing such technologies.

We continue to focus on implementing energy efficiency measures in our operations. These include our major oil and gas production operations, oil refineries and chemical plants. In addition, we work to help our customers conserve energy and reduce their CO2 emissions.

The flaring, or burning off, of gas in our Upstream business contributed to our overall GHG emissions in 2011. The majority of this flaring takes place at facilities where there is no infrastructure to capture the gas produced with oil – known as associated gas. Most of the continuous flaring takes place in Nigeria, where the security situation and lack of partner funding had previously slowed progress on projects to capture associated gas. The Shell Petroleum Development Company of Nigeria Ltd has begun working on projects that will cost over $2 billion to help reduce gas flaring, in addition to the $3 billion previously spent. Progress will depend on continued partner support, the local security conditions and the development of an effective market for gas in the country.

We expect gas flaring from our operations in Iraq to rise in the coming years as oil production increases while we evaluate with our partners the most effective way to capture the associated gas. In 2011, we received approval for the formation of a new joint venture to capture associated gas from three other major oil fields in the country.

Spills
Large spills of crude oil and oil products can incur major clean-up costs as well as fines. They can also affect our licence to operate and harm our reputation. We have clear requirements and procedures to prevent spills, and multibillion dollar programmes are underway to maintain or improve our facilities and pipelines.

Shell business units are responsible for organising and executing oil-spill responses in line with Shell guidelines as well as with national legislation. All our offshore installations have plans in place to respond to a spill. These plans detail response strategies and techniques, available equipment, and trained personnel and contacts. We are able to call upon significant resources such as containment booms, collection vessels and aircraft. We are also able to draw upon the contracted services of oil spill response organisations, if required. We conduct regular exercises to ensure these plans remain effective.

Shell is a founding member of the Marine Well Containment Company, a non-profit industry consortium to provide a containment response system for the Gulf of Mexico. In addition, Shell is operating the Subsea Well Response Project, an industry cooperative effort to enhance global well containment capabilities.

Shell also maintains site-specific emergency response plans in the event of a spill onshore. Like the offshore response plans, these are designed to meet Shell guidelines as well as relevant legal and regulatory requirements. They also provide for initial assessment of incidents and the mobilisation of resources needed to manage them.

In 2011, the number of operational spills over 100 kilograms increased to 207, up from 195 in 2010. As of the end of February 2012, there were four spills under investigation in Nigeria that may result in adjustments to the 2011 data. The number of operational spills over 100 kilograms for 2010 was updated to 195 from 193 to reflect completion of investigations into spills. The spills we experienced in 2011 include a crude-oil leak during loading operations from the Bonga facility 120 kilometres offshore Nigeria and a leak from a pipeline connected to the Gannet Alpha platform in the UK North Sea.

Shell regrets both incidents; in both cases, prompt and comprehensive response actions were taken to minimise environmental impacts. As previously noted, detailed data and information on our 2011 environmental and social performance will be published in April 2012 in the Shell Sustainability Report.

Oil spills resulting from sabotage and theft of crude oil in Nigeria remain significant, but there are still instances where spills occur in our operations from operational failures, accidents or corrosion. The Shell Petroleum Development Company of Nigeria Ltd (SPDC) has been working to reduce operational spills which are under its control. In 2011, SPDC launched a public website to track the response, investigation and clean-up of every spill from its facilities, whether due to operational failure or sabotage.

Also in 2011, the United Nations Environment Programme (UNEP) released a study of oil spills in Ogoniland, where SPDC operated until 1993. SPDC immediately accepted the full recommendations of the UNEP report, and has agreed to establish an independent scientific advisory panel to review SPDC practices in the rehabilitation and remediation of oil spill sites in the Niger Delta. SPDC hopes the UNEP report will be a catalyst for cooperation to address the challenges in Ogoniland and the wider Niger Delta. SPDC is currently working with the government and non-governmental bodies to define the next steps towards implementing the recommendations in the report. This response will require a joint effort by all stakeholders, and SPDC intends to play its full part.

Hydraulic fracturing
Over the last decade, we have expanded our onshore natural gas portfolio using advances in technology to access resources of previously uneconomic tight gas, including that locked in shale formations.

One of the key technologies applied in tight-gas fields is known as hydraulic fracturing, a technique that has been used since the 1950s. It involves pumping a mixture of water, sand and chemical additives at very high pressure into a rock formation, creating tiny fissures through which natural gas can flow. To protect and isolate potable groundwater from hydraulic-fracturing fluids in the wellbore, we line our tight-gas wells with steel casing and cement. All of our oil and gas wells are expected to have two or more subsurface barriers to protect groundwater. We monitor a wellbore’s integrity during and, in many cases, after hydraulic fracturing. When we acquire assets, we evaluate the assets’ wells for conformity with our safety and operating principles and put in place a plan with a timeline for rectifying any inconsistencies.

We recycle or reuse as much water as we believe is reasonably practicable. We store, treat or dispose of water in accordance with regulatory requirements.

To the extent allowed by our suppliers, Shell makes the material safety datasheet information available for locations where wells are being hydraulically fractured. Shell supports regulation to require suppliers to release such information. The chemicals used in hydraulic fracturing will vary from well to well and from contractor to contractor, but some of the chemicals used can be toxic. For that reason we have stringent procedures for handling hydraulic-fracturing chemicals in accordance with the design and assurance processes described above. The formations into which these chemicals may be injected are typically more than a thousand metres below freshwater aquifers. Our procedures require that potable groundwater must be isolated from well completion and production activities. Moreover, we only use air, water or a water-based liquid while drilling through the potable

52	Shell Annual Report and Form 20-F 2011
Business Review > Environment and society

groundwater aquifer to a depth considerably below the aquifer. The casing and cement are then put in place before drilling is resumed and hydraulic fracturing is initiated.

Oil sands
We are developing oil sands resources in Alberta, Canada. The mine-based development of such resources results in tailings: a mixture of sand, clay, water and heavy metals left over after bitumen – an extra-heavy oil – has been removed from the mined ore. To begin with, tailings are kept in a “pond”, an above-ground enclosure made from a closed embankment of compacted low-grade ore. Once the mining has created a large enough pit, dykes are constructed in it and the tailings are then held within the dykes. The tailings ponds at the Athabasca Oil Sands Project’s Muskeg River and Jackpine mines cover an area of 23 square kilometres. Tailings contain naturally occurring chemicals that are toxic; we monitor them continually, assess their potential environmental impact, and take measures to protect wildlife and to prevent contamination of surface water and groundwater.

The land that is mined must be reclaimed – for example, through revegetation or reforestation – to a capability equivalent to that which existed prior to development, as required by the Alberta government. When dried, tailings are used in the reclamation process. We continue to work on tailings technology and collaborate with research institutions and other operators to advance solutions and ultimately accelerate the pace of land reclamation.

In late 2010, we found water at the bottom of a section of a pit at the Muskeg River Mine. The water was confirmed to be saline and to originate from an aquifer below the mine pit. We have worked closely with the local authorities to develop a permanent solution. Meanwhile, the water is contained within a segregated area in the pit.

Water
Global demand for fresh water is growing while access to fresh water is becoming more constrained in some parts of the world. It is estimated that, by 2025, two-thirds of the world’s population will live in areas where the demand for fresh water exceeds the available amount or where the water’s poor quality restricts its use.

As world energy demand rises, the energy industry is becoming one of the larger industrial consumers of fresh water globally. Shell’s water footprint may expand in the future with the development of unconventional resources, such as tight gas and oil sands, and our biofuel business. A combination of increasing demand for water resources, growing stakeholder expectations and water-related legislation may drive action that affects our ability to secure access to fresh water and to discharge water from our operations.

At our oil sands operations in Canada we use far less than our water allocation from the Athabasca River, and we minimise the amount withdrawn during the winter months, when the flow rate is low. We also recycle water from collection ponds for tailings. Our tailings demonstration project will speed up water removal from tailings for reuse in the bitumen-extraction process.

When fully operational, our Pearl GTL plant in Qatar is expected to take no fresh water from its arid surroundings. Instead, it will recycle water produced in the GTL manufacturing processes.

Environmental costs
Shell operates in environments where the most advanced technologies are needed. We place a premium on developing effective technologies that are also safe for the environment. However, when operating at the cutting edge of technology, there is always the possibility that a new technology brings with it environmental impacts that have not been assessed or even foreseen. While we take all reasonable precautions to limit these risks, we are subject to additional remedial environmental and litigation costs as a result of our operations’ unknown and unforeseeable impacts on the environment. Although so far these costs have not been material to Shell, no assurance can be made that this will always be the case as we continue to develop the advanced technologies necessary to help meet energy demand.

We are also subject to a variety of environmental laws, regulations and reporting requirements in the countries where we operate. Infringing any of these laws and requirements can harm our ability to do business. The costs of environmental clean-up and fines can be high.

Our ongoing operating expenses include the costs of avoiding unauthorised discharges into the air and water and the safe disposal and handling of waste.

Shell can also be affected by third-party litigation against governments. For example, Shell’s 2010 drilling plans in the Beaufort and Chukchi Seas off Alaska were delayed when non-governmental organisations took legal action against the U.S. Department of the Interior (DOI), challenging its approval of Shell’s plan for exploration. Subsequently, we revised our 2010 drilling plans for that area. A similar legal challenge was made in early 2010 to the DOI’s approval of these drilling plans. However, the US 9th Circuit Court of Appeals upheld the regulatory analysis carried out on our Beaufort and Chukchi plans and rejected claims that such analysis was insufficient. Unfortunately, Shell was prevented from pursuing offshore drilling in 2010 because, among other things, the Federal government imposed a suspension on all offshore drilling after the BP Deepwater Horizon incident in the Gulf of Mexico. An adverse Environmental Appeals Board ruling on Environmental Protection Agency air permits at the end of 2010, and a remand of the air permits, then caused Shell to delay exploration plans in 2011. Late in 2011, the Bureau of Ocean Energy Management, Regulation and Enforcement accepted our Camden Bay (Beaufort Sea) Exploration Plan and our Chukchi Sea Exploration Plan. Shell plans to begin initial exploration in both areas in 2012, subject to the required permits and authorisations.

Biofuels
The international market for biofuels is growing, driven largely by the introduction of new energy policies in Europe and the USA that call for more renewable, lower-carbon fuels for transport. Shell predicts that biofuels will increase from 3% of the global transport fuel mix today to 9% in 2030. Sustainable biofuels are expected to play an increasingly important role in helping to meet customers’ fuel needs and reduce CO2 emissions.

Sustainability challenges exist with today’s biofuels. These include CO2 emissions that vary according to the raw materials, production and distribution processes used, competition with food crops for available land, and labour rights.

We are one of the world’s largest biofuel distributors. Where possible, we source biofuel raw materials that meet the requirements of international certification schemes. Where we are not able to buy certified products, we introduce our own long-established sustainability clauses into our supply contracts. These clauses are designed to prevent the sourcing of biofuels from suppliers who may not abide by human rights guidelines, or who may have cleared land rich in biodiversity.

We are also developing our own capabilities to produce sustainable biofuel components. In 2011, Shell and Cosan launched Raízen, a joint venture which produces 2 billion litres annually of ethanol from

Shell Annual Report and Form 20-F 2011	53
Business Review > Environment and society

sugar cane in Brazil – the most sustainable and cost-competitive of today’s biofuels. This ethanol can reduce CO2 emissions by around 70% compared with gasoline, from cultivation of the sugar cane to burning the ethanol as fuel.

The joint-venture agreement includes developing joint sustainability principles, standards and operating procedures that also apply to third-party suppliers. We also continue to work with industry, governments and voluntary organisations towards the development of global sustainability standards for biofuels.

We continue to invest in developing more advanced biofuels for the future. These new technologies will take time to reach commercial scale. Government support will be required to accelerate their speed of development.

Neighbouring communities
Gaining the trust of local communities is essential to the success of our projects and operations. We have introduced global requirements for social performance – how we perform in our relationship with communities. We are in the process of implementing them across all our businesses. The requirements set clear rules and expectations for how we engage and respect communities that may be impacted by our operations. For all major installations and new projects we appoint a person who is responsible for assessing social impacts and finding ways to mitigate them. In addition, we have specific requirements for minimising our impact on indigenous peoples’ traditional lifestyles, and on handling involuntary resettlement and grievance issues. Our approach evolves as we learn from our experiences. For example, the community grievance procedure we introduced at Sakhalin Energy in Russia has led to work on piloting similar community grievance procedures at other operations in 2011.

54	Shell Annual Report and Form 20-F 2011
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

Chairman of the Nomination and Succession Committee

Lord Kerr of Kinlochard GCMG
DEPUTY CHAIRMAN AND SENIOR INDEPENDENT DIRECTOR

Born February 22, 1942. A British national, appointed a Non-executive Director of the Company in October 2004. He was a Non-executive Director of The “Shell” Transport and Trading Company, p.l.c. from 2002 to 2005. A member of the UK Diplomatic Service from 1966 to 2002, he was UK Permanent Representative to the EU, British Ambassador to the USA and Foreign Office Permanent Under Secretary of State. In 2004, he became an independent Member of the House of Lords.

He is a Non-executive Director of Rio Tinto plc, Scottish American Investment Company plc and Scottish Power and Chairman of the Centre for European Reform.

Member of the Corporate and Social Responsibility Committee and the Nomination and Succession Committee

Peter Voser
CHIEF EXECUTIVE OFFICER

Born August 29, 1958. A Swiss national, appointed Chief Executive Officer of the Company with effect from July 2009. He first joined Shell in 1982 and held a variety of finance and business roles in Switzerland, the UK, Argentina and Chile, including Chief Financial Officer of Oil Products. In 2002, he joined the Asea Brown Boveri (ABB) Group of Companies as Chief Financial Officer and member of the ABB Group Executive Committee.

He returned to Shell in October 2004, when he became a Managing Director of The “Shell” Transport and Trading Company, p.l.c. and Chief Financial Officer of the Royal Dutch/Shell Group. He was a member of the Supervisory Board of Aegon N.V. from 2004 to 2006, a member of the Supervisory Board of UBS AG from 2005 to April 2010 and a member of the Swiss Federal Auditor Oversight Authority from 2006 to December 2010. In 2011, he was awarded the title of Dato Seri Laila Jasa by the Sultan of Brunei.

He is a Director of Catalyst, a non-profit organisation which works to build inclusive environments and expand opportunities for women and business, and he was appointed to the Board of Directors of Roche Holdings Limited in March 2011. He is also active in a number of international and bilateral organisations, including the European Round Table of Industrialists and The Business Council.

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

He was appointed Head of Group Investor Relations in 2001 and Chief Financial Officer for Exploration & Production in 2004.

Malcolm Brinded CBE
EXECUTIVE DIRECTOR, UPSTREAM INTERNATIONAL

Born March 18, 1953. A British national, appointed an Executive Director of the Company in October 2004 responsible for global Exploration & Production and, from July 2009, for Upstream International. He was previously a Managing Director of The “Shell” Transport and Trading Company, p.l.c. from March 2004 and, prior to that, a Managing Director of Royal Dutch Petroleum Company from 2002.

He joined Shell in 1974 and has held various positions around the world including in Brunei, the Netherlands, Oman and the UK, where he was Country Chair for Shell. He is a member of the Nigerian Presidential Honorary International Investor Council, Chairman of the Shell Foundation, a Trustee of the Emirates Foundation and on the International Business Leaders Forum Council. In 2002, he was appointed a CBE for services to the UK oil and gas industry and in 2011 was awarded the title of Dato Seri Laila Jasa by the Sultan of Brunei. In 2010, the UK Prime Minister appointed him as a British Business Ambassador, and he was also appointed as a Non-executive Director of Network Rail.

Shell Annual Report and Form 20-F 2011	55
The Board of Royal Dutch Shell plc

Josef Ackermann
NON-EXECUTIVE DIRECTOR

Born February 7, 1948. A Swiss national, appointed a Non-executive Director of the Company in May 2008. He is Chairman of both the Management Board and the Group Executive Committee of Deutsche Bank AG. He was appointed to these positions in 2006 and 2002 respectively. He joined Deutsche Bank’s Management Board in 1996, with responsibility for the investment banking division.

He started his professional career in 1977 at Schweizerische Kreditanstalt (SKA), where he held a variety of positions in corporate banking, foreign exchange/money markets, treasury and investment banking. In 1990, he was appointed to SKA’s Executive Board, on which he served as President between 1993 and 1996. He is also a member of the Supervisory Board of Siemens AG and a member of the Board of Directors of Zurich Financial Services Limited.

Member of the Remuneration Committee

Guy Elliott
NON-EXECUTIVE DIRECTOR

Born December 26, 1955. A British national, appointed a Non-executive Director of the Company with effect from September 2010. He is Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited, positions he has held since 2002.

Following a period in investment banking, he joined the Rio Tinto Group in 1980 after gaining an MBA at INSEAD. He has held a variety of marketing, strategy and general management positions, including Head of Business Evaluation and President of Rio Tinto Brasil. He was Non-executive Director and Senior Independent Director of Cadbury plc from 2007 and 2008 respectively until March 2010. While on the Cadbury Board, he served as Chairman of the Audit Committee until April 2009.

Chairman of the Audit Committee

Charles O. Holliday
NON-EXECUTIVE DIRECTOR

Born March 9, 1948. A US national, appointed a Non-executive Director of the Company with effect from September 2010. He served as Chief Executive Officer of DuPont from 1998 to January 2009 and Chairman from 1999 to December 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year, Tokyo-based posting as President of DuPont Asia/Pacific, before becoming Chairman and Chief Executive Officer.

He previously served as Chairman of the World Business Council for Sustainable Development, Chairman of The Business Council, Chairman of Catalyst and Chairman of the Society of Chemical Industry – American Section and is a founding member of the International Business Council. He is Chairman of the Board of Directors of Bank of America Corporation and a Director of Deere & Company.

Chairman of the Corporate and Social Responsibility Committee and Member of the Remuneration Committee

Gerard Kleisterlee
NON-EXECUTIVE DIRECTOR

Born September 28, 1946. A Dutch national, appointed a Non-executive Director of the Company with effect from November 2010. He was President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips Electronics N.V. from 2001 to March 2011. Having joined Philips in 1974, he held several positions before being appointed as Chief Executive Officer of Philips’ Components division in 1999 and Executive Vice-President of Philips in 2000.

He was appointed Chairman of Vodafone Group plc in July 2011. He is also a member of the European Round Table of Industrialists, Chairman of both IMD’s Foundation Board and Executive Committee, member of the Supervisory Board of De Nederlandsche Bank N.V., Daimler AG, a Director of Dell Inc. and Chairman of the Foundation of the Cancer Centre Amsterdam.

Member of the Audit Committee

Christine Morin-Postel
NON-EXECUTIVE DIRECTOR

Born October 6, 1946. A French national, appointed a Non-executive Director of the Company in October 2004. She was a member of the Supervisory Board of Royal Dutch Petroleum Company (Royal Dutch) from July 2004 and was a Board member of Royal Dutch until December 2005.

Previously, she was Chief Executive of Société Générale de Belgique, Executive Vice-President and member of the Executive Committee of Suez S.A., Chairman and Chief Executive Officer of Crédisuez S.A. and a Non-executive Director of Pilkington plc and Alcan Inc. She is a Non-executive Director of British American Tobacco plc and EXOR S.p.A.

Member of the Audit Committee

Linda G. Stuntz
NON-EXECUTIVE DIRECTOR

Born September 11, 1954. A US national, appointed a Non-executive Director of the Company with effect from June 2011. She is a founding partner of the law firm of Stuntz, Davis & Staffier, P.C., based in Washington, D.C. Her law practice includes energy and environmental regulation as well as matters relating to government support of technology development and transfer. From 1989 to 1993, she held senior policy positions at the U.S. Department of Energy, including Deputy Secretary. She played a principal role in the development and enactment of the Energy Policy Act of 1992.

From 1981 to 1987, she was an Associate Minority Counsel and Minority Counsel to the Energy and Commerce Committee of the U.S. House of Representatives. She chaired the Electricity Advisory Committee to the U.S. Department of Energy from 2008 to 2009, and was a member of the Board of Directors of Schlumberger Limited from 1993 to 2010. She serves on the Board of Directors of Raytheon Company.

Member of the Audit Committee

56	Shell Annual Report and Form 20-F 2011
The Board of Royal Dutch Shell plc

Jeroen van der Veer
NON-EXECUTIVE DIRECTOR

Born October 27, 1947. A Dutch national, appointed a Non-executive Director of the Company with effect from July 2009. Previously, he was Chief Executive since October 2004. He was appointed President of Royal Dutch Petroleum Company in 2000, having been a Managing Director since 1997. He was a Director of Shell Canada Limited from 2003 until 2005.

He was Vice-Chairman and Senior Independent Director of Unilever (which includes Unilever N.V. and Unilever plc) to May 2011 and is Chairman of the Supervisory Boards of Koninklijke Philips Electronics N.V. and of ING Group. He also has various roles in several foundations and charities.

Member of the Corporate and Social Responsibility Committee

Hans Wijers
NON-EXECUTIVE DIRECTOR

Born January 11, 1951. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2009. He is Chief Executive Officer and Chairman of the Board of Management of Akzo Nobel N.V. He joined Akzo Nobel N.V. in 2002 as a Board member, and was appointed Chairman in 2003.

He obtained a PhD in economics from Erasmus University Rotterdam while teaching there. Later, he became Managing Partner of The Boston Consulting Group. He served as Dutch Minister for Economic Affairs from 1994 to 1998, after which he returned to The Boston Consulting Group as Senior Partner until his appointment as a Board member of Akzo Nobel N.V. He is a trustee of various charities and a member of the European Round Table of Industrialists.

Chairman of the Remuneration Committee and Member of the Nomination and Succession Committee

Michiel Brandjes
COMPANY SECRETARY

Born December 14, 1954. A Dutch national, appointed as Company Secretary and General Counsel Corporate of the Company in February 2005. He joined Shell in 1980 as a Legal Adviser and was later appointed Head of Legal in Singapore. Following a period as Head of Legal in China, he was appointed Company Secretary of Royal Dutch Petroleum Company.

Appointment of new Director
On March 14, 2012, the Nomination and Succession Committee recommended to the Board the appointment of Sir Nigel Sheinwald as a Director of the Company. The Board adopted this recommendation and a resolution will be proposed at the 2012 AGM for the appointment of Sir Nigel Sheinwald as a Director of the Company with effect from July 1, 2012. Sir Nigel Sheinwald’s biographical details will be given in the 2012 Notice of the AGM.

Appointment of Deputy Chairman and Senior Independent Director and changes to Board committee membership
On March 14, 2012, the Nomination and Succession Committee recommended to the Board the appointment of Hans Wijers as Deputy Chairman and Senior Independent Director, along with certain changes to the membership of the Board committees. The Board adopted the recommendations and the new membership of the Board committees is given below. All new appointments are with effect from May 23, 2012, subject to the reappointment of each of the respective Directors at the 2012 AGM, except in the case of Sir Nigel Sheinwald, whose membership of the Corporate and Social Responsibility Committee is with effect from July 1, 2012, subject to his appointment as a Director of the Company at the 2012 AGM.

BOARD COMMITTEE MEMBERSHIP WITH EFFECT FROM
MAY 23, 2012 [A]

Committee	Membership

Audit Committee	Guy Elliott (Chairman) Gerard Kleisterlee Christine Morin-Postel Linda G. Stuntz

Corporate and Social Responsibility Committee	Charles O. Holliday (Chairman) Sir Nigel Sheinwald Jeroen van der Veer

Nomination and Succession Committee	Jorma Ollila (Chairman) Josef Ackermann Hans Wijers

Remuneration Committee	Hans Wijers (Chairman) Josef Ackermann Charles O. Holliday

[A]	Except in the case of Sir Nigel Sheinwald, whose membership of the Corporate and Social Responsibility Committee is with effect from July 1, 2012, subject to his appointment as a Director of the Company at the 2012 AGM.

Shell Annual Report and Form 20-F 2011	57
Senior Management

SENIOR MANAGEMENT

The Senior Management of the Company comprises the Executive Directors and those listed below. All are members of the Executive Committee (see page 81).

Matthias Bichsel
PROJECTS & TECHNOLOGY DIRECTOR

Born July 24, 1954. A Swiss national, appointed Projects & Technology Director with effect from July 1, 2009. Previously, he was Executive Vice President, Development and Technology, being responsible for delivering reserves and production from new upstream projects, as well as providing technology applications and research via Shell’s Upstream technology organisation.

Hugh Mitchell
CHIEF HUMAN RESOURCES & CORPORATE OFFICER

Born February 13, 1957. A British national, appointed Chief Human Resources & Corporate Officer with effect from July 1, 2009. In 1997, he became HR Vice President for the Global Oil Products business and in 2003 was appointed Director International, one of the Royal Dutch/Shell Group’s Corporate Centre Directors. In 2005, he was appointed Human Resources Director of Shell.

Marvin Odum
UPSTREAM AMERICAS DIRECTOR

Born December 13, 1958. A US national, appointed Upstream Americas Director with effect from July 1, 2009. Previously, he was Executive Vice President for the Americas for Shell Exploration & Production. He was appointed President of Shell Oil Company in 2008, having served as Executive Vice President since 2005 with responsibility for Shell’s Exploration & Production businesses in the western hemisphere.

Peter Rees QC
LEGAL DIRECTOR

Born April 21, 1957. A British national, appointed Legal Director with effect from January 1, 2011. He started his legal career in 1979 at the international law firm Norton Rose. He became a partner in 1987 and Head of Dispute Resolution and a member of the Executive Committee in 1997. In 2006, he joined Debevoise & Plimpton as a partner in its London office. In 2009, he was appointed Queen’s Counsel.

Mark Williams
DOWNSTREAM DIRECTOR

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

Appointment of new Senior Management
As announced on February 22, 2012, Andrew Brown will take over the responsibilities for the Upstream International business as a member of the Executive Committee with effect from April 1, 2012. He will become a member of the Senior Management of the Company at this time.

58	Shell Annual Report and Form 20-F 2011
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

Business Review
The information that fulfils the requirements of the Business Review can be found in the “Chairman’s message” on page 5, the “Chief Executive Officer’s review” on pages 6-7 and also in the “Business Review” on pages 8-53, all of which are incorporated in this Report of the Directors by way of reference. This Report of the Directors also serves as the Management Report for the purpose of Disclosure and Transparency Rule 4.1.8R. Throughout this Report of the Directors, the Board aims to present a balanced and understandable assessment of the Company’s position and prospects in its reporting to shareholders and other interested parties.

Research and development
Shell carries out its research and development programmes in a worldwide network of technology centres complemented by external partnerships. The main technology centres are in the Netherlands and the USA, with other centres in Canada, Germany, India, Norway, Oman, Qatar and the UK. Further details of Shell’s research and development, including expenditure, can be found on pages 18-19 of the “Business Review” as well as in the “Consolidated Statement of Income”.

Recent developments and post-balance sheet events
There are no material recent developments or post-balance sheet events to report.

Financial statements and dividends
The “Consolidated Statement of Income” and “Consolidated Balance Sheet” are available on pages 101 and 102 respectively.

The table below sets out the dividends on each class of share and each class of American Depositary Share (ADS [A]). The Company announces its dividends in US dollars and, at a later date, announces the euro and sterling equivalent amounts using a market exchange rate.

[A]	ADSs are listed on the New York Stock Exchange under the symbols RDS.A and RDS.B. Each ADS represents two shares – two Class A shares in the case of RDS.A or two Class B shares in the case of RDS.B.

Dividends on Class A shares are paid by default in euros, although holders are able to elect to receive dividends in sterling. Dividends on Class B shares are paid by default in sterling, although holders are able to elect to receive dividends in euros. Dividends on ADSs are paid in US dollars.

In September 2010, the Company introduced a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends, if approved by the Board. Only new Class A shares are issued under the programme, including to shareholders who hold Class B shares. Full details of the programme can be found at www.shell.com/dividend.

The Directors have announced a fourth quarter interim dividend as set out in the table below, payable on March 22, 2012, to shareholders on the Register of Members at close of business on February 17, 2012. The closing date for scrip election and dividend currency election was March 2, 2012 [B]. The euro and sterling equivalents announcement date was March 9, 2012.

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

Creditor payment policy and practice
Statutory regulations issued under the UK Companies Act 2006 (the Act) require a public company to make a statement of its policy and practice on the payment of trade creditors. As a holding company whose principal business is to hold shares in subsidiaries, the Company has no trade creditors. Given the international nature of

DIVIDENDS		2011
	Class A shares			Class B shares [A]			Class A ADSs	Class B ADSs

	$	€	pence	$	pence	€	$	$

Q1	0.42	0.2888	25.71	0.42	25.71	0.2888	0.84	0.84
Q2	0.42	0.2909	25.77	0.42	25.77	0.2909	0.84	0.84
Q3	0.42	0.3167	27.11	0.42	27.11	0.3167	0.84	0.84
Q4	0.42	0.3202	26.74	0.42	26.74	0.3202	0.84	0.84

Total announced in respect of the year	1.68	1.2166	105.33	1.68	105.33	1.2166	3.36	3.36

Amount paid during the year		1.1966	104.41		104.41	1.1966	3.36	3.36

[A]	It is expected that holders of Class B shares will receive dividends through the dividend access mechanism applicable to such shares. The dividend access mechanism is described more fully on pages 87-88.

Shell Annual Report and Form 20-F 2011	59
Report of the Directors

Shell’s operations there is no specific company-wide creditor payment policy. Relationships with suppliers are governed by Shell’s commitment to long-term relations, based on trust and mutually beneficial arrangements. Shell U.K. Limited, Shell’s most significant UK operating company, had approximately 30 days’ purchases outstanding at December 31, 2011, (2010: 28 days) based on the average daily amount invoiced by suppliers during the year. Shell U.K. Limited has adopted the Prompt Payment Code, a copy of which is available from the Company Secretary.

Directors’ responsibilities in respect of the preparation of the annual report and accounts
The Directors are responsible for preparing the Annual Report including the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Consolidated and Parent Company Financial Statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). In preparing these financial statements, the Directors have also elected to comply with IFRS as issued by the International Accounting Standards Board (IASB). Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of Shell and the Company and of the profit or loss of Shell and the Company for that period. In preparing these financial statements, the Directors are required to:

■	select suitable accounting policies and then apply them consistently;
■	make judgements and accounting estimates that are reasonable and prudent; and
■	state whether IFRS as adopted by the EU and IFRS as issued by the IASB have been followed.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the transactions of Shell and the Company and disclose with reasonable accuracy, at any time, the financial position of Shell and the Company and to enable them to ensure that the financial statements comply with the Companies Act 2006 and, as regards the Consolidated Financial Statements, with Article 4 of the IAS Regulation and therefore are in accordance with International Financial Reporting Standards as adopted by the EU. The Directors are also responsible for safeguarding the assets of Shell and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Each of the Directors, whose names and functions are listed on pages 54-56, confirms that, to the best of their knowledge:

■	the financial statements, which have been prepared in accordance with IFRS as adopted by the EU, and with IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit of Shell and the Company;
■	the Business Review includes a fair review of the development and performance of the business and the position of Shell, together with a description of the principal risks and uncertainties that it faces; and
■	he or she has taken all the steps that ought to have been taken in order to become aware of any relevant audit information and to establish that the auditors are aware of that information. There is no relevant audit information of which the auditors are unaware.

The Directors are responsible for the maintenance and integrity of the Shell website (www.shell.com). Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Board of Directors
The Directors during the year were Josef Ackermann, Malcolm Brinded [A], Guy Elliott, Simon Henry, Charles O. Holliday, Lord Kerr of Kinlochard, Gerard Kleisterlee, Wim Kok (who stood down with effect from May 17, 2011), Christine Morin-Postel, Jorma Ollila, Linda G. Stuntz (appointed with effect from June 1, 2011), Jeroen van der Veer, Peter Voser and Hans Wijers.

[A]	As announced on February 22, 2012, Malcolm Brinded will be standing down as an Executive Director of the Company with effect from April 1, 2012.

Appointment and reappointment of Directors
In line with the UK Corporate Governance Code, all Directors will retire at each Annual General Meeting (AGM) and, subject to the Articles of Association and their wish to continue as a Director of the Company, seek reappointment by shareholders. At the 2012 AGM, Lord Kerr will not be seeking reappointment. He will be standing down after having served nine years as a Non-executive Director. Shareholders will also be asked to vote on the appointment of Sir Nigel Sheinwald as a Director of the Company with effect from July 1, 2012.

The biographies of all Directors are given on pages 54-56 and, for those seeking appointment or reappointment, also in the Notice of the AGM. Details of the Executive Directors’ contracts can be found on page 70 and copies are available for inspection from the Company Secretary. Furthermore, a copy of the form of these contracts has been filed with the U.S. Securities and Exchange Commission as an exhibit.

The terms and conditions of appointment of Non-executive Directors are set out in their letters of appointment with the Company which, in accordance with the UK Corporate Governance Code, are available for inspection from the Company Secretary.

No Director is, or was, materially interested in any contract subsisting during or at the end of the year that was significant in relation to the Company’s business. See also “Related party transactions” on page 60.

Financial risk management, objectives and policies
Descriptions of the use of financial instruments and Shell’s financial risk management objectives and policies are set out in the “Business Review” and on page 85, and also in Note 21 to the “Consolidated Financial Statements”.

Qualifying third-party indemnities
The Company has entered into a deed of indemnity with each Director under identical terms. The deeds indemnify the Directors to the widest extent permitted by the applicable laws of England against all liability incurred as a Director or employee of the Company or of certain other entities.

60	Shell Annual Report and Form 20-F 2011
Report of the Directors

Directors’ interests
The interests (in shares or calculated equivalents) of the Directors in office at the end of the financial year, including any interests of a “connected person” (as defined in the Disclosure and Transparency Rules), are set out below:

DIRECTORS’ INTERESTS [A]
	January 1, 2011				December 31, 2011

	Class A		Class B		Class A	Class B

Josef Ackermann	10,000		–		10,000	–
Malcolm Brinded	20,240		141,941		20,240	141,941
Guy Elliott	–		3,177		–	5,677
Simon Henry	4,175		49,836		9,175	50,843
Charles O. Holliday	–		20,000	[B]	–	20,000	[B]
Lord Kerr of Kinlochard	–		17,500		–	17,500
Gerard Kleisterlee	–		–		5,000	–
Christine Morin-Postel	8,485		–		8,485	–
Jorma Ollila	25,000		–		25,000	–
Linda G. Stuntz	–		3,000	[C][D]	–	3,000	[D]
Jeroen van der Veer	190,195		–		195,195	–
Peter Voser	112,091	[E]	–		148,496	–
Hans Wijers	5,251		–		5,251	–

[A]	Excludes interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan, the Restricted Share Plan and the share option plans. Interests under these plans as at January 1, 2011, and December 31, 2011, are given on pages 74-78.
[B]	Held as 10,000 ADSs (RDS.B ADS). Each RDS.B ADS represents two Class B shares.
[C]	At the date of appointment.
[D]	Held as 1,500 ADSs (RDS.B ADS). Each RDS.B ADS represents two Class B shares.
[E]	Includes 1,397 Class A shares received pursuant to the Company’s Scrip Dividend Programme in respect of the third quarter interim dividend for 2010.

There were no changes in Directors’ share interests during the period from December 31, 2011, to March 14, 2012, except in the case of Linda G. Stuntz whose interests increased by 1,400 Class B shares (held as 700 ADSs (RDS.B ADS)), and for those changes in the interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan, the Restricted Share Plan and the share option plans set out in the “Directors’ Remuneration Report” on pages 74-78.

As at March 14, 2012, the Directors and Senior Management [A] of the Company beneficially owned individually and in aggregate (including shares under option) less than 1% of the total shares of each class of the Company shares outstanding.

[A]	The Senior Management of the Company are given on page 57.

Related party transactions
Other than disclosures given in Notes 5 and 10 to the “Consolidated Financial Statements”, there were no transactions or proposed transactions that were material to either the Company or any related party. Nor were there any transactions with any related party that were unusual in their nature or conditions.

Repurchases of shares
On May 17, 2011, shareholders approved an authority, which will expire at the end of the 2012 AGM, for the Company to repurchase up to a maximum of 625 million of its shares (excluding share purchases for employee share-based compensation plans). During 2011, 34.4 million Class B shares with a nominal value of €2.4 million ($2.9 million) (representing 0.5% of the Company’s entire issued share capital at December 31, 2011) were purchased for cancellation for a total cost of $1,106 million, including expenses, at an average price of

$32.22 per Class B share. During the period January 1, 2012, to March 14, 2012, no share purchases have been made.

The Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. A resolution will be proposed at the 2012 AGM to renew the authority for the Company to purchase its own share capital up to specified limits for another year. More detail of this proposal is given in the Notice of the AGM.

Political and charitable contributions
No donations were made by the Company or any of its subsidiaries to political parties or organisations during the year. Shell Oil Company administers the non-partisan Shell Oil Company Employees’ Political Awareness Committee (SEPAC), a political action committee registered with the US Federal Election Commission. Eligible employees may make voluntary personal contributions to the SEPAC.

Shell, through individual subsidiaries, sponsors social investment programmes in many countries throughout the world. In the UK, Shell donated $11 million in 2011 to charitable causes and sponsorships. This included donations to: “The Big Bang”, the UK’s largest single science and engineering fair for young people; a climate science gallery at the Science Museum, London; the “Shell Classic International”, a series of international concerts held at the Royal Festival Hall, London; and the Shell Foundation, an independent charity established in 2000 that applies business thinking to global development challenges.

Diversity and inclusion
Detailed information can be found in the “Business Review” on page 49.

Employee communication and involvement
Detailed information can be found in the “Business Review” on page 49.

Corporate social responsibility
A summary of Shell’s approach to corporate social responsibility can be found on pages 50-53 of the “Business Review”. Further details will be available in the Shell Sustainability Report 2011.

Essential contracts and Takeovers Directive information
Shell does not have contracts or other arrangements that individually are essential to its business, nor does it have any significant agreements that would take effect, alter or terminate upon a change of control of the Company following a takeover bid.

SHARE CAPITAL
The Company’s issued share capital as at December 31, 2011, is set out in Note 10 to the “Parent Company Financial Statements”. The percentage of the total issued share capital represented by each class of share is given below. Other disclosure requirements pursuant to the Takeovers Directive can be found below and on pages 86-90.

SHARE CAPITAL PERCENTAGE	%
Share Class

Class A ordinary	57.96
Class B ordinary	42.04
Sterling deferred	de minimis

TRANSFER OF SECURITIES
There are no significant restrictions on the transfer of securities.

Shell Annual Report and Form 20-F 2011	61
Report of the Directors

SHARE OWNERSHIP TRUSTS
Shell currently operates three primary employee share ownership trusts: a Dutch Stichting and two US Rabbi Trusts. The shares held by the Stichting are voted by the Stichting Board and the shares in the Rabbi Trusts are voted by the Voting Trustee, Evercore Trust Company, N.A. Both the Stichting Board and the Voting Trustee are independent of the Company.

The UK Shell All Employee Share Ownership Plan (SAESOP) has a separate related share ownership trust. Shares held for the SAESOP are voted by its trustee, EES Corporate Trustees Limited, as directed by the participants.

SIGNIFICANT SHAREHOLDINGS
Information concerning significant shareholdings is given on page 92.

ARTICLES OF ASSOCIATION
Information concerning the Articles of Association is given on pages 86-90.

Auditors
PricewaterhouseCoopers LLP has signified its willingness to continue in office and a resolution for its reappointment will be proposed at the 2012 AGM.

Corporate governance
The Company’s statement on corporate governance is included in the “Corporate governance” report on pages 79-90 and is incorporated in this “Report of the Directors” by way of reference.

Annual General Meeting
The Annual General Meeting (AGM) will take place on May 22, 2012, in the Circustheater, Circusstraat 4, The Hague, The Netherlands, with a satellite link to The Barbican Centre, London, UK. An audio-visual link will permit active two-way participation by persons physically present in the UK and the Netherlands. Details of the business to be put to shareholders at the AGM can be found in the Notice of the Annual General Meeting.

Signed on behalf of the Board

Michiel Brandjes
Company Secretary
March 14, 2012

62	Shell Annual Report and Form 20-F 2011
Directors’ Remuneration Report

DIRECTORS’ REMUNERATION REPORT

INDEX TO THE DIRECTORS’
REMUNERATION REPORT

62	Letter from the Chairman of the Remuneration Committee
63	Overview
65	The Remuneration Committee
65	REMCO’s remuneration policy for Executive Directors
66	Strategy alignment
66	Pay for performance
67	Competitiveness
68	Shareholding
68	Consistency
68	Compliance and risk assessment
69	REMCO’s remuneration determinations for Executive Directors in 2011
69	Base salary
69	Annual bonus
70	Other cash and non-cash earnings
70	Long-term Incentive Plan
70	Deferred Bonus Plan
70	Restricted Share Plan
70	Pension interests
70	Executive Directors’ contracts
71	External appointments
71	Executive Director Malcolm Brinded
72	Non-executive Directors
72	Remuneration policy
72	Additional statutory disclosure
73	Data tables
73	Executive Directors
77	Non-executive Directors

Dear Shareholders,

As the Chairman of the Remuneration Committee (REMCO), I am pleased to present to you the 2011 Directors’ Remuneration Report of Royal Dutch Shell plc.

After making remuneration policy changes in 2009 and 2010, in consultation with a number of our major shareholders, 2011 was a year of stability. No changes are proposed for 2012. REMCO continued to review external developments and check the quality of the linkage between business performance and pay. For example, the sensitivity of reward to macro factors such as commodity prices was explored. We also tested the use of relative earnings per share as a long-term performance measure. The conclusion is that the systems in place operate satisfactorily. A secondary consideration in this respect is that change leads to further complexity for participants as well as shareholders, and REMCO values the understanding of the current arrangements with stakeholders.

Base salaries for the Executive Directors were reviewed and adjusted with effect from January 1, 2012.

The overall remuneration quantum delivered in 2011 shows an increase compared with 2010. This reflects the high performance gearing in the remuneration package and strong business results in the relevant performance periods combined with share price growth. The 2007 long-term incentive awards, which were recorded in the 2010 report, paid out at zero for Executive Directors, whereas the 2008 long-term incentive awards paid out in 2011 at 150% of target. In addition, Restricted Share Plan awards made to the Executive Directors in 2008 vested in August 2011.

In 2009, we changed the performance conditions of the Long-term Incentive Plan and Deferred Bonus Plan to incorporate four relative measures. The first award made with these measures vested in March 2012 at 60% of target. Had TSR still been the sole measure for this award, the maximum award would have vested. This difference in outcome reinforces the merit of the balanced approach and range of measures now being used.

It was recently announced that Malcolm Brinded will step down as an Executive Director with effect from April 1, 2012. The defined separation arrangements introduced last year have proved to be an important enabler in securing a smooth transition of senior management. The details are described in this report.

I hope you will find the Directors’ Remuneration Report clear, transparent and informative. As always, I remain open to your feedback and look forward to meeting you at our AGM on May 22, 2012.

Hans Wijers
Chairman of the Remuneration Committee
March 13, 2012

Shell Annual Report and Form 20-F 2011	63
Directors’ Remuneration Report > Overview

OVERVIEW

In respect of Directors’ remuneration, 2011 was a year of stability. Particularly in the area of performance conditions relating to variable pay, it was important to refrain from further updates. We hope this stability helps to make the reward arrangements for the Executive Directors more consistent and transparent.

In 2011, we continued our constructive engagements with major shareholders and shareholder institutions. The 2011 AGM vote resulted in 98.8% in favour of the 2010 Remuneration Report resolution. We consider this result a positive reflection on the consultations and decisions that REMCO made during 2009 and 2010.

Further developments in the governance landscape could require changes to our policies. REMCO will want to anticipate these during 2012 and seek stakeholder views where appropriate. In respect of the reward instruments in use, their design is to make executive reward strongly correlated to business success. Where the results do not match the business performance, REMCO has the duty to make adjustments. The table below provides an overview of the Executive Directors’ remuneration policy in 2011 and REMCO decisions made in respect of each element.

During 2011, REMCO was presented with an external perspective on our executive reward practice by Deloitte LLP. In addition, REMCO considered the operation of the annual bonus scorecard and its sensitivity to commodity price volatility as well as the use of relative earnings per share (EPS) in the long-term incentive plans. REMCO concluded that the policies in place are fit for purpose and no changes are required for 2012.

	Policy	REMCO Determinations

Base salary and pensionable salary
■   The current comparator group consists of BP, Chevron, ExxonMobil and Total as well as a selection of top Europe-based companies. In addition, REMCO is sensitive to salary increases applied below the Board level. Base salaries are quoted in euros.

■   With effect from January 1, 2012, REMCO increased base salaries as follows: Chief Executive Officer Peter Voser to €1,600,000 (+3.2%); Executive Director Malcolm Brinded to €1,200,000 (+2.1%) and Chief Financial Officer Simon Henry to €940,000 (+5.6%).

■   Salary review date is January each year. Pensionable salaries in the base country are reviewed at the same time on the basis of base country market movements and conversion of the euro base salary using long-term exchange rates.

■   Pensionable salaries were also reviewed and effective January 1, 2012, increased to CHF 2,485,000 (+1.0%) for Chief Executive Officer Peter Voser, to £920,000 (+2.2%) for Executive Director Malcolm Brinded and to £686,500 (+5.6%) for Chief Financial Officer Simon Henry.

Annual bonus	■ Target levels (as percentage of base salary): Chief Executive Officer - 150% Other Executive Directors - 110% Maximum bonus - 250% and 220% respectively.	■ The Executive Directors’ Scorecard produced a calculated score of 1.44. REMCO noted strong operational performance but applied discretion to adjust downwards the 1.44 outcome to 1.30.

■   Calculation of an Executive Director’s annual bonus:
–   Shell results at the end of the year are translated into a score between zero and two, on the basis of a predefined scorecard and REMCO’s judgement.
–   Bonus awards are based on this score multiplied by the target bonus levels and adjusted for individual performance as defined by REMCO.
■ Assessed individual performance as above target and set the individual bonuses for 2011 at €3,500,000, €2,000,000 and €1,500,000 for Peter Voser, Malcolm Brinded and Simon Henry respectively.

Long-term Incentive Plan (LTIP)
■   Award levels (as percentage of base salary):
Chief Executive Officer - 300%
Other Executive Directors - 240%
Maximum vesting - 600% and 480% respectively.
■   The actual value delivered after three years depends on the relative performance of LTIP measures against other oil majors.
■   LTIP shares to be held for two years following vesting.
■   Shareholding requirements – three times base salary for Chief Executive Officer and two times base salary for other Executive Directors built up over five years.

■   New LTIP awards were made on February 3, 2012 (see page 70 for further details).
■   In March 2012, 60% of the LTIP shares awarded in 2009 vested, in line with the plan rules and based on relative performance on TSR, growth in EPS, hydrocarbon production and net cash from operating activities. This is how Shell performed relative to its competitors: TSR (first), EPS (fourth), hydrocarbon production (fourth) and net cash from operating activities (fourth). For Simon Henry, 170% of the 2009 Performance Share Plan (PSP) award vested.

Deferred Bonus Plan (DBP)
■   Executive Directors are required to invest no less than 25% and can choose to invest up to 50% of their annual bonus in deferred bonus shares.
■   Half of these deferred bonus shares are matchable with additional performance-related shares which can be earned on the same basis as the LTIP vesting.

■   All three Executive Directors elected to defer the maximum 50% of the 2011 annual bonus into the DBP. Shares worth €1,750,000, €1,000,000 and €750,000 were purchased by Peter Voser, Malcolm Brinded and Simon Henry respectively.
■   In March 2012, 60% of the performance-related matching DBP shares awarded to Peter Voser and Malcolm Brinded in 2009 vested.

64	Shell Annual Report and Form 20-F 2011
Directors’ Remuneration Report > Overview

The table below summarises the 2011 compensation for Executive Directors. The total amount includes:

■	base salary earned in 2011;
■	annual bonus for 2011 performance paid in 2012;
■	other cash and non-cash remuneration;
■	value of the LTIP awards granted in 2008 that vested in March 2011;
■	value of DBP awards granted in 2008 that vested in March 2011, representing the matching shares delivered less the original amount deferred; and
■	value of RSP awards of one times base salary made in 2008 to Peter Voser and Malcolm Brinded, which were released in August 2011. The rationale behind these awards was retention in a time of CEO succession. Awards were made following shareholder consultation.

2011 SUMMARY COMPENSATION		€ THOUSAND
	Peter Voser	Malcolm Brinded	Simon Henry

Earnings [A]	5,208	3,214	2,469
Value of released 2008 LTIP awards	4,614	5,363	–
Value of released 2008 DBP awards	450	1,192	–
Value of released 2008 RSP awards	1,391	1,609	–
Value of released 2008 PSP awards	–	–	1,152	[B]
Value of exercised share options	–	–	122

Total compensation
in euros	11,663	11,378	3,743
in dollars	16,232	15,835	5,209
in sterling	10,124	9,876	3,249

[A]	More details can be found on page 73.
[B]	Value of shares under the PSP received prior to appointment as an Executive Director, released in March 2011.

This report follows the UK requirements of the Companies Act 2006, the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the Listing Rules and the UK Corporate Governance Code. It outlines the remuneration policies and individual remuneration details for Executive Directors and Non-executive Directors of the Company for the year ended December 31, 2011. The Board has approved this report, and it will be presented to shareholders for approval at the AGM of the Company on May 22, 2012.

Shell Annual Report and Form 20-F 2011	65
Directors’ Remuneration Report > The Remuneration Committee

THE REMUNERATION
COMMITTEE

REMCO’s key responsibilities in respect of Executive Directors include:

■	setting remuneration policy;
■	agreeing performance frameworks, setting targets and reviewing performance;
■	determining actual remuneration and benefits; and
■	determining contractual terms.

REMCO’s Terms of Reference are reviewed regularly and updated whenever necessary. They are available at www.shell.com/investor. Alternatively, copies can be obtained from the Company Secretary. See inside back cover for details.

The members of the Remuneration Committee are:

■	Hans Wijers (Chairman of the Committee);
■	Josef Ackermann; and
■	Charles O. Holliday.

Their biographies are given on pages 55 and 56; REMCO meeting attendance is given on page 81. No other Non-executive Directors participated in the REMCO meetings.

Advice from within Shell on various subjects including the Executive Directors’ Scorecard, the remuneration of Senior Management and the performance of the other Executive Directors was sought from:

■	Peter Voser, Chief Executive Officer;
■	Hugh Mitchell, Chief Human Resources & Corporate Officer and Secretary to the Committee; and
■	Michael Reiff, Executive Vice President Remuneration, Benefits & Services.

In addition, REMCO engaged Deloitte LLP to provide an external perspective on remuneration policies and plans in the context of market and corporate governance developments. Deloitte LLP also provided other consulting services to Shell during the year, including advice on taxation, operational excellence and transaction services, but did not provide advice on Board executive remuneration matters other than for REMCO. REMCO also engaged Associate Professor Irem Tuna, London Business School, to provide REMCO with an academic perspective on the use of financial measures in long-term incentive plans. Ms Tuna did not provide other services to Shell.

REMCO’S REMUNERATION
POLICY FOR EXECUTIVE
DIRECTORS

REMCO needs to ensure the remuneration structure and its decisions generate fair and appealing long-term rewards for the Executive Directors while reflecting Shell business performance and sustained shareholder-value growth.

Shell’s Executive Directors are asked to make decisions in executing a strategy set by the Board, which represents the Company’s shareholders. These decisions are shaping for years to come one of the largest independent oil and gas companies. Shell is fortunate in having Executive Directors who are long serving and have been involved in strategic decisions that have come to fruition in 2010 and 2011.

The Executive Directors’ remuneration package comprises a base salary, an annual bonus and long-term incentives, as well as a pension plan and other benefits.

The base salary rewards day-to-day leadership and direction as well as holistic management of various internal and external stakeholders.

The annual bonus rewards short-term delivery against key financial and non-financial operating metrics.

There are two main long-term incentive programmes currently in use: the Long-term Incentive Plan (LTIP) and the Deferred Bonus Plan (DBP). Another long-term incentive programme – the Restricted Share Plan (RSP) – is available for retention purposes.

TARGET PAY DISTRIBUTION

The chart shows that, with on-target values, three-quarters of the package is variable and subject to performance conditions. REMCO believes the pay distribution ratios and the gearing between target and maximum remain fit for purpose. A consequence of this design is that the total compensation can differ substantially from year to year, depending on Shell and individual performance.

The long-term value of Executive Directors’ pay is tied to Shell’s future performance on the basis of the following principles:

■	alignment with Shell’s strategy;
■	pay for performance;
■	competitiveness;
■	long-term creation of shareholder value;
■	consistency; and
■	compliance and risk assessment.

66	Shell Annual Report and Form 20-F 2011
Directors’ Remuneration Report > REMCO’S remuneration policy for Executive Directors

Strategy alignment
The Executive Directors’ compensation package is strongly linked to the achievement of stretch targets that are seen as indicators of the execution of Shell’s strategy. REMCO considers this link as critical. The chart above summarises the connection.

Pay for performance
Three-quarters of the Executive Directors’ compensation (excluding pension) is linked directly to Shell’s performance through the variable pay instruments described below. Our short-term incentives are linked to absolute targets, and long-term incentives are linked to relative targets which reflect the interests of shareholders.

ANNUAL BONUS
REMCO uses the annual bonus to focus on short-term targets that the Board agrees each year as part of the Business Plan, and on individual performance against personal targets. A scorecard with financial, operational, project delivery and sustainable development targets represents the link to business results. The scorecard targets are stretching but realistic. The scorecard for the year is set and approved by REMCO. The outcome of the performance year is usually known in February of the following year, and REMCO translates this into a score between zero and two. In doing so, REMCO exercises its judgement to assure that the final annual bonuses for Executive Directors are in line with Shell’s current year performance.

2012 ANNUAL BONUS SCORECARD MEASURES FOR
EXECUTIVE DIRECTORS

For the 2011 Executive Directors’ Scorecard, the sustainable development component was a combination of the safety measure (10% weight) and additional targeted internal measures (10% weight in total) covering operational spills, energy efficiency and use of fresh water. These measures reflect some of the most important sustainability issues faced by Shell and will also be used for 2012.

REMCO strengthens the Executive Directors’ individual accountability by increasing or decreasing their annual bonuses to take account of how well they have delivered against their own individual performance targets.

The calculation of an Executive Director’s annual bonus is:

Annual bonus = base salary × target bonus % × scorecard result; adjusted for individual performance (and capped at 250% of salary for the Chief Executive Officer and 220% of salary for other Executive Directors).

ANNUAL BONUS LEVELS
	Target award (as a % of salary)	Maximum (as a % of salary)

Chief Executive Officer	150%	250%
Other Executive Directors	110%	220%

LONG-TERM INCENTIVES
Whereas the annual bonus represents performance against internal targets, the long-term incentives focus on performance relative to other oil majors: BP, Chevron, ExxonMobil and Total. Consistent with the long-term nature of Shell’s strategy, LTIP and DBP determine more than half of an Executive Director’s remuneration. Both plans grant share-based awards which vest depending on Shell’s performance against predefined measures over a three-year performance period. They reward Executive Directors if Shell outperforms its peers on a combination of TSR, EPS growth on the basis of current cost of supplies (CCS), hydrocarbon production growth and net cash growth from operating activities. Following payment of taxes, vested shares must be held for a further two years to reinforce the exposure to the share price. REMCO always approves award dates in advance.

Shell Annual Report and Form 20-F 2011	67
Directors’ Remuneration Report > REMCO’S remuneration policy for Executive Directors

2012 LONG-TERM INCENTIVE MEASURES FOR
EXECUTIVE DIRECTORS

[A]	Earnings per share on a CCS basis takes into account the changes in the cost of supplies and thereby enables a consistent comparison with other oil majors. See Note 2 to the “Consolidated Financial Statements” for further information.

For simplicity, we measure and rank growth based on the data points at the beginning of the three-year performance period relative to the data points at the end of the period, using unadjusted publicly reported data. These measures were introduced with the 2009 LTIP and DBP awards. Before 2009, TSR was the only performance measure.

LTIP AWARD LEVELS
	Target award [A] (as a % of salary)	Maximum vesting (as a % of salary)

Chief Executive Officer	300%	600%
Other Executive Directors	240%	480%

[A]	LTIP target awards cannot exceed four times base salary, as approved by shareholders in 2005.

TIMELINE FOR 2012 LTIP SHARE AWARDS

Under the DBP, Executive Directors are required to invest no less than 25% and can choose to invest up to 50% of their annual bonus in deferred bonus shares. Half of these deferred bonus shares are matchable with additional performance-related shares which can be earned on the same basis as the LTIP vesting. The vesting percentage of the LTIP award is applied to half the deferred bonus shares to determine the number of matchable shares. At the end of the performance period, which is the same as that of the LTIP, the deferred bonus shares are released, plus any matchable shares, as well as accrued dividend shares. The consistent performance alignment of LTIP and DBP reinforces the carried interest of Executive Directors with Shell and shareholders, using Company grants under the LTIP and earned cash under the DBP.

TIMELINE FOR 2011 DEFERRED BONUS PLAN

The LTIP and DBP vest on the basis of relative performance rankings as follows:

RELATIVE PERFORMANCE RANKINGS
Shell’s rank against peers on each of the four performance measures	Number of conditional performance shares ultimately awarded, taking into account the weightings of the four performance measures.

1st	2 x initial LTIP award
2 x half of the deferred bonus shares

2nd	1.5 x initial LTIP award
1.5 x half of the deferred bonus shares

3rd	0.8 x initial LTIP award
0.8 x half of the deferred bonus shares

4th or 5th	Nil

TSR underpin If the TSR ranking is fourth or fifth, the level of the award that can be vested on the basis of the three other measures will be capped at 50% of the maximum payout for LTIP and half of the deferred bonus shares for DBP.

Proration The annual bonus is prorated in the final year of employment. As of 2011, the LTIP awards will also be prorated on an Executive Director’s departure on the basis of his service within the performance period. The prorated awards will vest at the end of the performance period, subject to satisfaction of performance conditions. REMCO retains the discretion to modify the prorating if it considers that this would be appropriate.

Dilution To deliver shares under these plans, we use market purchased shares rather than issue new shares. The dilution limit under the discretionary plans is 5% in 10 years and, to date, no shareholder dilution has resulted from these plans, although it is permitted under the rules of the plans.

Use of discretion REMCO confirms that it would exercise upward discretion only after consulting shareholders.

Competitiveness
REMCO determines remuneration levels by reference to companies of comparable size, complexity and global scope. The current key comparator group consists of BP, Chevron, ExxonMobil and Total as well as a selection of top Europe-based companies, listed below. The spread provides a balanced mix across industries and geography. There was no change in the comparator group in 2011.

EUROPEAN COMPARATOR GROUP
Allianz	Diageo	Rio Tinto
Anglo American	E.ON	Roche
AstraZeneca	GlaxoSmithKline	Siemens
AXA	HSBC	Unilever
Barclays	Nokia	Vivendi
BHP Billiton	Novartis	Vodafone
Deutsche Bank	Philips

Restricted Share Plan In certain circumstances, three-year restricted share awards may be made under the Restricted Share Plan (RSP) for retention purposes. REMCO will retain discretion to reduce the number

68	Shell Annual Report and Form 20-F 2011
Directors’ Remuneration Report > REMCO’S remuneration policy for Executive Directors of shares vesting should either business or individual performance warrant review.

Pensions Executive Directors’ pensions are maintained in their base country, as are those of other employees working internationally. Contribution rates for Executive Directors are the same as for other employees under these plans. The pension accrual rates are 1.8% (1/56) of base salary for each year of service for Peter Voser and 1.85% (1/54) for Malcolm Brinded and Simon Henry. Executive Directors’ euro base salaries are translated into their home currencies for pension plan purposes. Once their salaries are denominated in base country currency, they are maintained in line with the euro base salary increases taking into account exchange rate fluctuations and other factors as determined by REMCO.

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

The Chief Executive Officer is expected to build up a shareholding over five years of three times his base salary. Other Executive Directors are expected to build up a shareholding to the value of two times their base salary over the same period. The current progress towards reaching the shareholding targets is: Peter Voser 114%; Malcolm Brinded 246%; and Simon Henry 93%. Bonuses invested in shares in the DBP, including accrued dividends, count towards the guideline. Unexercised share options, unvested LTIP awards and matching shares under the DBP that are subject to performance conditions do not count.

REMCO periodically translates these guidelines into absolute shareholding targets for simplicity and consistency. These targets were reviewed in 2011 and were re-confirmed at 240,000 shares for the Chief Executive Officer and 100,000 shares for other Executive Directors. Details of Executive Directors’ shareholdings are found on page 60.

Once their shareholding targets have been met, Executive Directors are required to hold the shares and maintain that level for the full period of their appointment. They are not eligible to participate in other employee share plans (see page 49).

Consistency
The remuneration structure for Executive Directors is generally consistent with that for the Senior Management of Shell. This consistency builds a culture of alignment with Shell’s purpose and a common approach to sharing in Shell’s success. REMCO sets the principles of remuneration policy and has oversight of the individual remuneration decisions for Senior Management.

Executive Directors’ benefits are also in line with those for other employees on the basis of local market practices. Personal loans or guarantees are not provided to Executive Directors. They are employed under local Dutch terms and conditions – except for their pensions. Their base salary levels are therefore set in euros. Only base salaries, translated into their pension plan’s currency, are pensionable for current Executive Directors, and referred to as the pensionable salary.

REMCO takes pay and employment conditions of other employees within Shell into account when determining Executive Directors’ pay and benefits, to ensure alignment and consistency among the different levels of the organisation. Executive Directors’ annual performance is measured on the basis of a Shell-wide scorecard rather than on separate businesses’ performance.

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

REMCO ensures the remuneration structures and rewards meet risk-assessment tests to ensure that shareholder interests are safeguarded and that inappropriate actions are avoided. For example:

■	all performance-based incentives awarded to Executive Directors are subject to a clawback provision which applies in situations of financial restatements due to material non-compliance and/or misconduct by an Executive Director or misconduct through his direction or non-direction. To facilitate clawback actions, specific provisions are incorporated in all incentive award documents issued from 2011. The clawback period covers at least the three-year period preceding the decision to claw back;
■	the use of multiple performance measures, including non-financial and relative measures, mitigates unintended financial and behavioural consequences;
■	the Executive Directors’ shareholdings ensure that they bear the consequences of their management decisions; and
■	Executive Directors’ expenses are audited internally and reviewed by REMCO on a regular basis.

Shell Annual Report and Form 20-F 2011	69
Directors’ Remuneration Report > REMCO’s remuneration determinations for Executive Directors in 2011

REMCO’S REMUNERATION
DETERMINATIONS FOR
EXECUTIVE DIRECTORS IN 2011

Base salary
Executive Directors’ base salaries were frozen from June 2009 until January 2011, except for promotional adjustments. REMCO reviewed Executive Directors’ annual base salary levels and made the following decisions regarding salary adjustments as of January 1, 2012:

BASE SALARY OF CURRENT EXECUTIVE DIRECTORS (UNAUDITED)
	€ thousand	% change	Effective date

Peter Voser	1,600	3.2%	January 1, 2012
Malcolm Brinded	1,200	2.1%	January 1, 2012
Simon Henry	940	5.6%	January 1, 2012

In making salary adjustment determinations REMCO considered the following:

■	the market positioning of the Executive Directors’ compensation packages;
■	the different tenure and experience each Executive Director has in his role;
■	the planned average salary increase in 2012 for other employees across three major countries – the Netherlands, the UK and the USA;
■	the impact of pensionable salary increase on pension benefits; and
■	Shell’s performance and Executive Directors’ individual contribution in 2011.

Annual bonus

2011 ASSESSMENT – SCORECARD RESULT SET AT 1.30
In assessing Shell’s 2011 performance, REMCO noted that:

■	Net cash from operating activities was outstanding at $37 billion.
■	Operational excellence was on target:

–	project delivery was above target, with selected projects being delivered on time and on budget;
–	hydrocarbon production was below target at 3,215 thousand boe/d;

–	LNG sales were outstanding at 18.8 mtpa; and
–	combined refinery and chemical plant availability was slightly below target at 91.2%.

■	Shell’s sustainability performance was in aggregate above target:

–	occupational safety, as measured by the total recordable case frequency (TRCF), was outstanding at 1.2 cases per million working hours, in line with last year’s lowest recorded score; and
–	targeted internal measures covering energy efficiency and use of fresh water were on or above target, whereas the volume of operational spills was below target.

On the basis of the wider operational performance and the reputational impact of incidents such as the Pulau Bukom refinery fire and the Bonga and Gannet spills, REMCO decided to adjust downwards the 2011 scorecard outcome from 1.44 to 1.30.

More details on certain of these measures are provided in “Performance indicators” on pages 8-9.

INDIVIDUAL PERFORMANCE
An Executive Director’s individual performance is also taken into account in determining his annual bonus. Individual performance is assessed against personal targets, and REMCO uses its judgement to reduce or increase the bonus as it deems appropriate to reflect how well the Executive Director met those targets.

REMCO confirmed the individual performance of each Executive Director in 2011 as being above target and made a corresponding upward adjustment to their individual annual bonus.

2011 BONUSES
The target level of the 2011 bonuses as a percentage of base salary was unchanged from 2010. REMCO took into account the 2011 Executive Directors’ Scorecard result and individual performances and determined the annual bonuses payable for 2011 for Executive Directors. For the Chief Executive Officer, this outcome resulted in an annual bonus of €3,500,000 (226% of base salary), Executive Director Malcolm Brinded’s annual bonus was determined as €2,000,000 (170% of base salary) and the Chief Financial Officer’s annual bonus as €1,500,000 (169% of base salary).

2011 SCORECARD FOR EXECUTIVE DIRECTORS

70	Shell Annual Report and Form 20-F 2011
Directors’ Remuneration Report > REMCO’s remuneration determinations for Executive Directors in 2011

Other cash and non-cash earnings
Executive Directors received car allowances and transport to and from home and office, as well as employer contributions to insurance plans. As appropriate for those employees outside their home country, additional amounts for children’s school fees were reimbursed, in line with the Company’s International Mobility Policy. The Earnings of Executive Directors table is on page 73.

Long-term Incentive Plan

Vesting In 2009, Executive Directors were granted a conditional award of performance shares under the LTIP. This was the first award using the four relative performance measures explained on pages 66-67. At the end of the performance period, which was from January 1, 2009, to December 31, 2011, Shell was ranked first among its peer group in terms of TSR, fourth in terms of EPS growth, fourth in terms of hydrocarbon production growth and fourth in terms of growth in net cash from operating activities. REMCO also considered the underlying financial performance of Shell and decided to release 60% of shares under the LTIP, using no discretion.

Award On February 3, 2012, a conditional award of performance shares under the LTIP was made to the Executive Directors. The award had a face value of three times base salary for the Chief Executive Officer and 2.4 times base salary for other Executive Directors, resulting in the following shares being awarded conditionally:

AWARDED LTIP SHARES
Number of shares conditionally awarded

Peter Voser [A]	175,985
Malcolm Brinded [B]	104,296
Simon Henry [B]	81,699

[A]	Class A shares.
[B]	Class B shares.

For details of LTIP awards and releases see the Long-term Incentive Plan table on page 74.

Deferred Bonus Plan

Vesting In 2009, Executive Directors were granted conditional awards of matching shares under the DBP. The performance period was January 1, 2009, to December 31, 2011. Given that the performance condition of the DBP is the same as for the 2009 LTIP, REMCO decided to release 60% of the performance-related matching shares under the DBP.

Award Peter Voser, Malcolm Brinded and Simon Henry elected to defer 50% of their 2011 annual bonus into the DBP which was awarded on February 3, 2012, resulting in share awards as follows:

AWARDED DBP SHARES
Number of deferred shares awarded

Peter Voser [A]	64,161
Malcolm Brinded [B]	36,214
Simon Henry [B]	27,160

[A]	Class A shares.
[B]	Class B shares.

Half of the shares awarded are matchable with additional performance-related shares which can be earned on the same basis as the LTIP vesting.

For details of DBP awards and releases see the Deferred Bonus Plan table on page 75.

Restricted Share Plan

Vesting On August 1, 2008, Peter Voser and Malcolm Brinded were awarded restricted shares to the value of one times base salary. The restriction period was three years. In line with the provisions of the awards, REMCO released the restricted shares plus accumulated dividend shares in August 2011 (see details on page 75). Following this release, there are no outstanding RSP awards for Executive Directors.

Award No RSP awards were made during 2011.

Pension interests
During 2011, Peter Voser, Malcolm Brinded and Simon Henry accrued retirement benefits under defined benefit plans. In addition to the standard Swiss pension arrangements, Peter Voser has an unfunded pension arrangement that was agreed upon his return to Shell in 2004 and implemented in 2006.

For details of accrued pension benefits see page 76. The transfer values have been calculated in accordance with regulations 7 to 7E of the Occupational Pension Schemes (Transfer Values) Regulations 1996.

Executive Directors’ contracts
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

For current Executive Directors, REMCO will offer compensation for losses resulting from termination of employment up to one times annual pay (base salary plus target bonus). For future Executive Directors, all new contracts will include a cap of one times annual pay (base salary plus target bonus) on any payments resulting from loss of employment, with a reference to the Executive Directors’ duty to seek alternative employment and thereby mitigate their loss. This level of termination payments was part of a number of policy changes supported by shareholders in 2011 following consultations.

REMCO will determine terms and conditions for any situation where a severance payment is appropriate, taking into consideration applicable law, corporate governance provisions and the best interests of shareholders at the time. REMCO will ensure that poor performance is not rewarded in such circumstances.

Shell Annual Report and Form 20-F 2011	71
Directors’ Remuneration Report > REMCO’s remuneration determinations for Executive Directors in 2011

External appointments
The Board considers external appointments to be valuable in broadening Executive Directors’ knowledge and experience. The number of outside directorships is generally limited to one. The Board must explicitly approve such appointments. Executive Directors are allowed to retain any cash or share-based compensation they receive from such external board directorships.

EXTERNAL APPOINTMENTS		THOUSAND
Executive Director	Appointee organisation	Total fee

		CHF	£

Peter Voser [A]	Roche	280
Malcolm Brinded [B]	Network Rail		50

[A]	Appointed as Non-executive Director as of March 1, 2011.
[B]	Appointed as Non-executive Director as of October 12, 2010.

Executive Director Malcolm Brinded
Malcolm Brinded will step down as an Executive Director with effect from April 1, 2012. During April 2012 Malcolm Brinded will transfer to employment in his base country of the UK, from where he will continue to support the efficient transfer of his responsibilities. His last day of employment with Shell will be April 30, 2012.

In consideration of the ending of his tenure as an Executive Director, the ending of his Netherlands employment agreement with Shell Petroleum N.V. and his departure from Shell with effect from May 1, 2012, the following separation terms were agreed:

■	Return to base country, the UK, to be employed by Shell International Limited until April 30, 2012, which will be the last day of his employment by Shell.
■	The separation agreement provides for him to receive a gross severance payment of 2,520,000 euros, equivalent to one times annual pay (base salary plus target bonus). This payment is in line with the policy introduced in 2010 and described on page 70 of this report. This policy was set in the context of Dutch employment law.
■	To receive a prorated performance bonus for his period of employment in 2012 (i.e. from January 1, 2012, to April 30, 2012), the level of which will be determined by REMCO based on the 2012 Executive Directors’ scorecard result to be declared in 2013.
■	Grants under the Long-term Incentive Plan and Deferred Bonus Plan continue and may vest in accordance with plan rules. However, the LTIP awards made in 2011 and 2012 are subject to prorating for service. REMCO retains the discretion to modify the prorating if it considers that this would be appropriate.
■	Annual bonus payments, as well as LTIP and DBP awards provided from 2011 onwards, are subject to Shell’s clawback provisions, which continue to apply post termination of employment.
■	Vested share options remain exercisable until their expiry date as determined by the relevant plan rules and award documentation.
■	Relocation support to the UK in the form of shipping of household goods and travel, both at standard Shell levels.
■	Following his relocation to the Netherlands in 2002, Malcolm Brinded received an indemnity on the house that Shell requested him to purchase in the Netherlands. The indemnity entailed that, should a Shell-initiated transfer result in the sale of this property with a loss (defined as a sale price below the original purchase price), Shell would compensate him for such loss.

72	Shell Annual Report and Form 20-F 2011
Directors’ Remuneration Report > Non-executive Directors

NON-EXECUTIVE DIRECTORS

Remuneration policy
The Board determines the fees payable to Non-executive Directors (NEDs) of the Company, within the limit of €4,000,000 specified by the Articles of Association and in accordance with the NEDs’ responsibilities and time commitments. In 2011, the total amount of fees paid to NEDs was €2,259,000.

The Board reviews NED fees periodically to ensure that they are aligned with those of other major listed companies. The Chairman’s fee is determined by REMCO. A review was undertaken during 2010 and changes implemented in January 2011. For 2012 there is no increase and the fee levels remain as follows:

NON-EXECUTIVE DIRECTORS’ FEES STRUCTURE
(UNAUDITED)	€
Chairman of the Board	800,000

Non-executive Director annual fee	120,000

Senior Independent Director	55,000

Audit Committee
Chairman [A]	45,000
Member	25,000

Corporate and Social Responsibility Committee
Chairman [A]	35,000
Member	17,250

Nomination and Succession Committee
Chairman [A]	25,000
Member	12,000

Remuneration Committee
Chairman [A]	35,000
Member	17,250

Intercontinental travel fee	5,000

[A]	The chairman of a committee does not receive an additional fee for membership of that committee.

The Chairman and the other NEDs cannot receive awards under any incentive or performance-based remuneration plans and personal loans or guarantees are not granted to them. NEDs receive an additional fee of €5,000 for any Board meeting involving intercontinental travel – except for one meeting per year held in a location other than The Hague. The earnings of the NEDs in office during 2011 can be found on page 77.

NEDs do not accrue any retirement benefits as a result of their Non-executive Directorships with the Company. During his service as an employee, Jeroen van der Veer accrued retirement benefits and was awarded share options as well as conditional shares under the LTIP and DBP which are summarised on pages 77-78. The policy in respect of prorating LTIP and DBP awards on termination of employment came into effect for awards made from 2011 onwards.

ADDITIONAL STATUTORY
DISCLOSURE

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT
Shell paid and/or accrued a total amount of compensation of $85,692,000 [A] (2010: $42,291,000) for services in all capacities that Directors and Senior Management at Shell provided during the year ended December 31, 2011. In addition, Shell accrued a total amount of $9,236,000 (excluding inflation), to provide pension, retirement and similar benefits for Directors and Senior Management during the year ended December 31, 2011.

[A]	Compensation includes gains realised from long-term incentive awards released and share options exercised during the year.

Biographies of the Directors and Senior Management are found on pages 54-57.

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

RDSA VERSUS EURONEXT 100

HISTORICAL TSR PERFORMANCE OF
ROYAL DUTCH SHELL PLC CLASS B SHARES
Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

RDSB VERSUS FTSE 100

Shell Annual Report and Form 20-F 2011	73
Directors’ Remuneration Report > Data tables – Executive Directors

DATA TABLES – EXECUTIVE
DIRECTORS

EARNINGS OF EXECUTIVE DIRECTORS IN OFFICE DURING 2011 (AUDITED)					€ THOUSAND
	Peter Voser		Malcolm Brinded		Simon Henry

	2011	2010	2011	2010	2011	2010

Salary	1,550	1,500	1,175	1,175	890	850
Bonus [A]	3,500	3,750	2,000	2,302	1,500	1,537
Cash benefits [B]	155	107	1	1	50	29
Non-cash benefits [C]	3	4	38	45	29	40

Total earnings
in euros	5,208	5,361	3,214	3,523	2,469	2,456
in dollars	7,249	7,100	4,473	4,666	3,436	3,253
in sterling	4,521	4,596	2,790	3,020	2,143	2,106

[A]	The annual bonus figures are shown in the table in their related performance year and not in the year in which they are paid. (See also the DBP table on page 75.)
[B]	Includes employer contributions to insurance plans, school fees, car allowances and tax compensation.
[C]	Comprise life and medical insurance, company-provided transport for home-to-office commuting and lease cars.

The aggregate amount paid to or receivable by Executive Directors from Royal Dutch Shell plc and its subsidiaries for services in all capacities during the fiscal year ended December 31, 2011, was €10,891,000 (2010: €11,340,000).

74	Shell Annual Report and Form 20-F 2011
Directors’ Remuneration Report > Data tables – Executive Directors

Executive Directors’ long-term incentive and pension interests
The following tables show the LTIP, DBP, RSP, share option and pension interests of the Executive Directors in office during 2011.

LONG-TERM INCENTIVE PLAN
	Audited								Unaudited

	Number of shares under award as at January 1, 2011 [A]

	Original award	Dividend shares accrued in prior years [B]	Market price at date of award	Dividend shares accrued during the year [B]	Additional shares awarded during the year	Number of shares released during the year	Value of shares at release (thousand) [C]	Total number of shares under award as at December 31, 2011	Initial expected value of the award (thousand) [D]		Potential value as at December 31, 2011 (thousand) [E]

Class A shares			€				€		€	$	€	$

Peter Voser
2011 to 2013	182,174	–	25.53	8,907	–	–	–	191,081	4,283	5,840	7,853	10,149
2010 to 2012	227,560	13,110	19.78	11,768	–	–	–	252,438	4,184	5,729	10,730	13,867
2009 to 2011 [F]	128,074	16,112	19.40	7,050	–	–	–	151,236	2,320	3,103	4,257	5,502
2008 to 2010	98,623	17,779	23.97	2,051	58,201	176,654	4,614	–	2,123	3,157	–	–

Class B shares			£				£		£	$	£	$

Malcolm Brinded
2011 to 2013	110,961	–	21.45	5,397	–	–	–	116,358	2,191	3,540	4,169	6,426
2010 to 2012	148,660	8,888	16.56	7,663	–	–	–	165,211	2,293	3,597	6,122	9,437
2009 to 2011 [F]	153,855	19,904	16.58	8,452	–	–	–	182,211	2,384	3,394	4,471	6,893
2008 to 2010	114,201	20,910	17.58	2,413	67,556	205,080	4,772	–	1,801	3,587	–	–

Simon Henry
2011 to 2013	84,047	–	21.45	4,088	–	–	–	88,135	1,660	2,681	3,158	4,868
2010 to 2012	107,541	6,429	16.56	5,544	–	–	–	119,514	1,659	2,602	4,429	6,827
2009 to 2011 [G]	26,000	2,845	15.40	1,403	–	–	–	30,248	389	539	1,212	1,869
2008 to 2010 [G]	26,000	4,436	20.15	518	13,088	44,042	1,025	–	531	1,042	–	–

[A]	The 2011 award was made on February 4, 2011. (See pages 66-67 for more details about LTIP performance conditions.)
[B]	Dividend shares are performance related and accumulate each year on an assumed notional LTIP award. Such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded but, when an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the award date.
[C]	The vested awards were delivered on April 29, 2011, at a share price of €26.12 for Peter Voser and at a share price of £23.27 for Malcolm Brinded and Simon Henry.
[D]	The initial expected value of the 2011 awards is equal to 87.80% of the face value of the conditional awards. The initial expected value of the TSR-related conditional performance shares has been calculated on the basis of a Monte Carlo pricing model, which currently is considered the most appropriate way to value a plan with a relative market condition such as TSR. In respect of the three non-market measures, a statistical equal probability of ranking outcome has been used. The valuations were provided by Towers Watson after which a risk of forfeiture discount was applied.
[E]	Representing the value of the conditional shares awarded in previous years under the LTIP at the end of the financial year. This is calculated by multiplying the market price of Royal Dutch Shell plc shares at December 31, 2011, by the number of shares under the LTIP that would vest based on the achievement of LTIP performance conditions up to December 31, 2011. (See pages 66-67 for more details about LTIP performance conditions.)
[F]	On March 13, 2012, REMCO determined to vest 60% of shares for the 2009 award (see page 70). The vesting percentage is applied to the total number of shares awarded on January 30, 2009. The resulting number of shares has been increased by notional dividends accrued between award date and vesting date (as if this resulting number of shares had been in place from award date).
[G]	Awarded under the Performance Share Plan (PSP) before his appointment as an Executive Director. The initial expected value of the 2009 PSP award has been calculated on the basis of a Monte Carlo pricing model, adjusted with PSP conditions. The 2009 award vested at 170% on March 13, 2012. More information about the PSP can be found on pages 135-136.

Shell Annual Report and Form 20-F 2011	75
Directors’ Remuneration Report > Data tables – Executive Directors

DEFERRED BONUS PLAN (AUDITED)
	Number of shares under award as at January 1, 2011 [B]

Awards [A]	Number of shares deferred from the bonus [C]	Non- performance- related matching shares awarded at grant	Dividend shares accrued in prior years [D]	Market price at date of award	Dividend shares accrued during the year [D]	Performance- related matching shares vested	Dividend shares accrued on performance- related matching shares [E]	Number of shares released during the year	Value of shares at release (thousand	) [F]	Realised gains on deferral (thousand	) [G]	Total number of shares under award as at December 31, 2011

Class A shares				€					€		€

Peter Voser
2011 to 2013	73,457	–	–	25.53	3,591	–	–	–	–		–		77,048
2010 to 2012	47,121	–	2,714	19.78	2,437	–	–	–	–		–		52,272
2009 to 2011 [H]	36,687	9,171	5,769	19.40	2,525	–	–	–	–		–		54,152
2008 to 2010	14,690	3,673	3,309	23.97	357	7,345	1,324	30,698	801		450		–

Class B shares				£					£		£

Malcolm Brinded
2011 to 2013	45,289	–	–	21.45	2,203	–	–	–	–		–		47,492
2010 to 2012	37,474	–	2,240	16.56	1,932	–	–	–	–		–		41,646
2009 to 2011 [H]	44,073	11,018	7,127	16.58	3,026	–	–	–	–		–		65,244
2008 to 2010	34,022	8,505	7,787	17.58	838	17,011	3,115	71,278	1,658		1,061		–

Simon Henry
2011 to 2013	30,238	–	–	21.45	1,470	–	–	–	–		–		31,708
2010 to 2012	17,607	–	1,052	16.56	908	–	–	–	–		–		19,567

[A]	Awards made in 2009, 2010 and 2011 refer to the portion of the 2008, 2009 and 2010 annual bonus respectively, which was deferred, and the related accrued dividends and matching shares.
[B]	The 2011 award was made on February 4, 2011.
[C]	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), in which there is no beneficial ownership. Half of the shares awarded are matchable with additional performance-related shares which can be earned on the same basis as the LTIP vesting. The value of the deferred bonus shares awarded for 2011 is also included in the annual bonus figures in the Earnings of Executive Directors table on page 73.
[D]	Representing dividends accumulated since the award on the number of shares equal to the deferred bonus shares awarded.
[E]	Dividend shares are performance related and accumulate each year on an assumed notional DBP award. When an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the award date.
[F]	The vested awards were delivered on April 29, 2011, at a share price of €26.12 for Peter Voser and £23.27 for Malcolm Brinded.
[G]	Representing the difference between the value of shares released and bonus deferred. Peter Voser deferred 25% and Malcolm Brinded deferred 50% of their 2007 annual bonus.
[H]	On March 13, 2012, REMCO decided to vest 60% of the performance-related matching shares relating to the 2009 award. The total vested award (comprising the original deferred bonus award plus the matching award) has been increased by the notional dividends accrued between the award date and the vesting date (see page 70).

RESTRICTED SHARE PLAN (AUDITED)
		Number of shares under award as at January 1, 2011 [A]

	Type of share	Original award	Dividend shares accrued in prior years	Market price at date of award	Dividend shares accrued during the year	Number of shares released during the year	Value of shares at release (thousand) [B]	Total number of shares under award as at December 31, 2011

Peter Voser	Class A	45,877	7,194	€22.56	1,283	54,354	€1,391	–
Malcolm Brinded	Class B	52,941	8,445	£17.50	1,471	62,857	£1,408	–

[A]	Restricted share awards were made on August 1, 2008.
[B]	The vested awards were delivered on August 1, 2011, at a share price of €25.60 for Peter Voser and £22.40 for Malcolm Brinded.

76	Shell Annual Report and Form 20-F 2011
Directors’ Remuneration Report > Data tables – Executive Directors

SHARE OPTIONS (AUDITED)
	Number of options under award as at January 1, 2011	Number of options exercised during the year	Number of options under award as at December 31, 2011	Grant price [A]	Exercisable from date	Expiry date	Realisable gains as at December 31, 2011 (thousand) [B]		Realised gains on options exercised during the year (thousand)

Class A shares				€			€	$	€	$

Malcolm Brinded	50,000	–	50,000	31.05	21/03/05	20/03/12	–	–	–	–

Class B shares				£			£	$	£	$

Peter Voser	229,866	–	229,866	15.04	05/11/07	04/11/14	2,184	3,367	–	–

Malcolm Brinded	229,866	–	229,866	13.89	07/05/07	06/05/14	2,448	3,774	–	–

Simon Henry [C]	12,872	12,872	–	19.21	26/03/04	25/03/11	–	–	32	52
	16,694	16,694	–	18.20	21/03/05	20/03/12	–	–	75	121
	22,728	–	22,728	12.74	19/03/06	18/03/13	268	413	–	–
	32,583	–	32,583	13.89	07/05/07	06/05/14	347	535	–	–

[A]	Average of the opening and closing share prices over a period of five successive trading days prior to and including the day on which the options are granted (not at a discount).
[B]	Representing the value of unexercised share options granted in previous years at the end of the financial year, calculated by taking the difference between the grant price of the option and the market price of Royal Dutch Shell plc shares at December 31, 2011, multiplied by the number of shares under option at December 31, 2011. The actual gain realised, if any, will depend on the market price of Royal Dutch Shell plc shares at the time of exercise.
[C]	Awarded to Simon Henry prior to his appointment as an Executive Director. Simon Henry exercised 12,872 and 16,694 share options on February 4, 2011, and October 28, 2011. The market price at the date of exercise was £21.67 and £22.68 respectively.

The 2011 high, low and year-end prices of Class A and Class B shares are set out on page 94.

During 2011, Executive Directors realised gains from exercised share options to the value of £107,000.

PENSIONS (AUDITED)		THOUSAND

Accrued pension

	At December 31, 2011		Increase over the year		Increase over the year (excluding inflation)

	CHF	$	CHF	$	CHF	$

Peter Voser [A]	1,255	1,333	57	60	57	60

	£	$	£	$	£	$

Malcolm Brinded [B]	642	989	58	90	28	43
Simon Henry [B]	353	544	38	59	22	34

PENSIONS (AUDITED)		THOUSAND

Transfer values of accrued benefits

	At December 31, 2011		At December 31, 2010		Increase over the year less Directors’ contributions		Increase in accrued pension over the year (excluding inflation) less Directors’ contributions

	CHF	$	CHF	$	CHF	$	CHF	$

Peter Voser [A]	15,665	16,647	14,374	15,344	1,215	1,292	631	670

	£	$	£	$	£	$	£	$

Malcolm Brinded [B]	17,260	26,606	13,877	21,474	3,383	5,215	754	1,162
Simon Henry [B]	8,270	12,748	5,770	8,929	2,462	3,795	476	733

[A]	The pension values for Peter Voser include all pension benefits. This includes a capped defined benefit pension in the Swiss pension fund based on salary up to a cap of CHF 835,200 per annum and benefits for salary in excess of this level provided via an individual savings account and an unfunded pension promise. As at December 31, 2011, his capped defined benefit pension was CHF 425,952 per annum and the transfer value in respect of this benefit was CHF 5,249,819. The individual savings account was worth CHF 2,581,175 at December 31, 2011. The balance of his benefits (valued at CHF 7,833,942 at December 31, 2011) will be provided through the unfunded pension arrangement.
[B]	Malcolm Brinded and Simon Henry elected to have their benefits in the Shell Contributory Pension Fund (the main UK pension arrangement) restricted to the UK applicable lifetime allowance with any excess provided from an unfunded defined benefit scheme (the Shell Supplementary Pension Plan). While Malcolm Brinded and Simon Henry are working outside of the UK, their benefits are provided by the Shell Overseas Contributory Pension Fund rather than the Shell Contributory Pension Fund, in line with Shell’s general pension policy. These promises of pension delivery are contained in the aggregate values presented in the table and therefore not disclosed separately. The significant increase in both Malcolm Brinded and Simon Henry’s transfer values are largely as a result of changes in UK financial conditions during 2011; there has been a significant fall in UK government bond yields (which determine the discount rate used to value their benefits), partly offset by a fall in the market implied rate of inflation.

Shell Annual Report and Form 20-F 2011	77
Directors’ Remuneration Report > Data tables – Non-executive Directors

DATA TABLES – NON-EXECUTIVE
DIRECTORS

EARNINGS OF NON-EXECUTIVE DIRECTORS IN OFFICE DURING 2011 (AUDITED)		THOUSAND
	2011		2010

Non-executive Directors	€	$	€	$

Josef Ackermann	137	191	132	175
Guy Elliott	157	219	47	62
Charles O. Holliday	196	272	47	63
Lord Kerr of Kinlochard	214	297	224	297
Gerard Kleisterlee	145	202	23	31
Wim Kok [A]	63	88	162	215
Christine Morin-Postel	153	212	160	212
Jorma Ollila [B]	800	1,112	750	993
Linda G. Stuntz [C]	95	131	–	–
Jeroen van der Veer	137	191	132	175
Hans Wijers	162	226	150	199

[A]	Wim Kok stood down with effect from May 17, 2011.
[B]	Jorma Ollila receives no additional payments for chairing the Nomination and Succession Committee. He does have the use of an apartment when on business in The Hague.
[C]	Linda G. Stuntz was appointed with effect from June 1, 2011.

Jeroen van der Veer’s long-term incentive and pension interests
The following tables show the LTIP, DBP, share option and pension interests of Jeroen van der Veer. All awards listed below were granted when Jeroen van der Veer was an Executive Director.

LONG-TERM INCENTIVE PLAN (AUDITED)	CLASS A SHARES
	2008 to 2010	2009 to 2011

Number of shares under award as at January 1, 2011	227,733	348,276
Original award	192,949	309,358
Dividend shares accrued in prior years	34,784	38,918
Market price at date of award	€23.97	€19.40
Dividend shares accrued during the year [A]	4,012	17,029
Additional shares awarded during the year	113,867	–
Number of shares released during the year	345,612	–
Value of shares at release (thousand) [B]	€9,017	–
Total number of shares under award as at December 31, 2011 [C]	–	365,305

[A]	Dividend shares are performance related and accumulate each year at an assumed notional LTIP award. Such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded but, when an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the award date.
[B]	The vested awards were delivered on May 3, 2011, at a share price of €26.09.
[C]	On March 13, 2012, REMCO determined to vest 60% of the 2009 award. The vesting percentage is applied to the total number of shares awarded on January 30, 2009. The resulting number of shares has been increased by notional dividends accrued between award date and vesting date (as if this resulting number of shares had been in place from award date). See page 70.

78	Shell Annual Report and Form 20-F 2011
Directors’ Remuneration Report > Data tables – Non-executive Directors

DEFERRED BONUS PLAN [A] (AUDITED)	CLASS A SHARES
	2008 to 2010	2009 to 2011 [G]

Number of shares under award as at January 1, 2011	88,815	136,044
Number of shares deferred from the bonus [B]	60,200	96,674
Non-performance related matching shares awarded at grant	15,050	24,168
Dividend shares accrued in prior years [C]	13,565	15,202
Market price at date of award	€23.97	€19.40
Dividend shares accrued during the year [C]	1,460	6,652
Performance-related matching shares vested during the year	30,100	–
Dividend shares accrued on the performance related matching shares [D]	5,427	–
Number of shares released during the year	125,802	–
Value of shares at release (thousand) [E]	€3,286	–
Realised gains on deferral (thousand) [F]	€1,843	–
Total number of shares under award as at December 31, 2011	–	142,696

[A]	Awards made in 2008 and 2009 refer to the portion of the 2007 and 2008 annual bonus respectively, which was deferred, and the related accrued dividends and matching shares.
[B]	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), in which there is no beneficial ownership.
[C]	Representing dividends accumulated since the award on the number of shares equal to the deferred bonus shares awarded.
[D]	Dividend shares are performance related and accumulate each year on an assumed notional DBP award. When an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the award date.
[E]	The vested awards were delivered on April 29, 2011, at a share price of €26.12.
[F]	Representing the difference between the value of shares released and bonus deferred.
[G]	On March 13, 2012, REMCO decided to vest 60% of the performance-related matching shares relating to the 2009 award. The total vested award (comprising the original deferred bonus award plus the matching award) has been increased by the notional dividends accrued between award date and vesting date (see page 70).

SHARE OPTIONS (AUDITED)	CLASS A SHARES
Awarded	2002	2003		2004

Number of options under award as at January 1, 2011	105,000	300,000		300,000
Number of options exercised during the year	–	–		–
Number of options under award as at December 31, 2011	105,000	300,000	[B]	300,000
Grant price [A]	€31.05	€18.41		€20.65
Exercisable from date	21/03/05	19/03/06		07/05/07
Expiry date	20/03/12	18/03/13		06/05/14

[A]	The grant price is the average of the opening and closing share prices over a period of five successive trading days prior to and including the day on which the options are granted (not at a discount).
[B]	Jeroen van der Veer exercised 150,000 share options on February 13, 2012.

PENSION (AUDITED)		THOUSAND

Accrued pension

	At December 31, 2011		Increase over the year		Increase over the year (excluding inflation)

	€	$	€	$	€	$

Jeroen van der Veer [A]	1,569	2,028	30	39	(6)	(8)

PENSION (AUDITED)		THOUSAND

Transfer values of accrued benefits

	At December 31, 2011		At December 31, 2010		Increase over the year less Director’s contributions		Increase in accrued pension over the year (excluding inflation) less Director’s contributions

	€	$	€	$	€	$	€	$

Jeroen van der Veer [A]	26,919	34,788	26,552	35,422	367	474	(111)	(143)

[A]	Jeroen van der Veer is a pensioner. The pension payments made to him during 2011 amounted to approximately €1,554,000. The net increase in pension and the transfer value of that increase are negative for Jeroen van der Veer due to Dutch price inflation during the year being higher than the pension increase granted in the Dutch pension fund during 2011. The increase in transfer value for Jeroen van der Veer is largely due to the change in financial conditions (discount rate decrease and interest).

Signed on behalf of the Board

Michiel Brandjes
Company Secretary
March 14, 2012

Shell Annual Report and Form 20-F 2011	79
Corporate governance

CORPORATE GOVERNANCE

Dear Shareholders,

I am pleased to introduce this report on corporate governance. I hope it will give you a good understanding of the systems of governance and control which operate in the Company. I should state at the outset that we are committed to the highest standards of corporate governance within Royal Dutch Shell and I, as Chairman, take my responsibilities in this regard very seriously. I have tried to promote the spirit of the Financial Reporting Council’s Guidance on Board Effectiveness (issued in March 2011) and have aimed to create a culture of openness and debate in the Board room in order to elevate such standards.

This is the first year we are required to report against the UK Corporate Governance Code, and I am pleased to say that we are fully compliant. Good governance is essential to business integrity and maintaining investors’ trust, and I have tried to make it a key feature of my leadership. I believe that good governance at Board level sets the tone for Shell as a whole and leads to enhanced performance in the everyday activities of our employees. This report on corporate governance sets out the Company’s policies and practices that were applied during 2011 and shows how the principles relating to the role and effectiveness of the Board given in the UK Corporate Governance Code were put into practice.

I believe that the Board is a strong and united team with a breadth of experience that will serve the Company well. I would like to thank my fellow Directors for their commitment and support during the year.

Jorma Ollila
Chairman
March 14, 2012

Statement of Compliance
The Board confirms that throughout the year the Company has applied the main principles and complied with the relevant provisions set out in the UK Corporate Governance Code (the Code). In addition to complying with applicable corporate governance requirements in the UK, the Company must follow the rules of Euronext Amsterdam as well as the Dutch securities laws because of its listing on this exchange. The Company must likewise follow US securities laws and the New York Stock Exchange (NYSE) rules and regulations because its securities are registered in the USA and listed on the NYSE.

NYSE governance standards
In accordance with the NYSE rules for foreign private issuers, the Company follows home-country practice in relation to corporate governance. However, foreign private issuers are required to have an audit committee that satisfies the requirements of the U.S. Securities and Exchange Commission’s Rule 10A-3. The Company’s Audit Committee satisfies such requirements. The NYSE also requires a foreign private issuer to provide certain written affirmations and notices to the NYSE as well as a summary of the ways in which its corporate governance practices differ significantly from those followed by domestic US companies under NYSE listing standards. The Company’s summary of its corporate governance differences is given below and can be found at www.shell.com/investor.

NON-EXECUTIVE DIRECTOR INDEPENDENCE
The Board follows the provisions of the Code in respect of Non-executive Director independence, which states that at least half the Board, excluding the Chairman, should comprise Non-executive Directors determined by the Board to be independent. In the case of the Company, the Board has determined that a majority of Non-executive Directors are wholly independent (see pages 80-81 for more information).

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

AUDIT COMMITTEE
As required by NYSE listing standards, the Company maintains an Audit Committee for the purpose of assisting the Board’s oversight of the financial statements, its internal audit function and its independent auditors. The Company’s Audit Committee is in full compliance with the U.S. Securities and Exchange Commission’s Rule 10A-3 and Section 303A.06 of the NYSE Listed Company Manual. However, in accordance with English law, the Company’s Audit Committee makes recommendations to the Board for it to put to shareholders for approval in General Meeting regarding the appointment, reappointment and removal of independent auditors. Consequently, the Company’s Audit

80	Shell Annual Report and Form 20-F 2011
Corporate governance

Committee is not directly responsible for the appointment of independent auditors.

SHAREHOLDER APPROVAL OF SHARE-BASED COMPENSATION PLANS
The Company complies with the listing rules of the UK Listing Authority (UKLA) which require shareholder approval for the adoption of share-based compensation plans which are either long-term incentive schemes in which Directors can participate or schemes which may involve the issue of new shares. Under the UKLA rules, such plans cannot be changed to the advantage of participants without shareholder approval, except for certain minor amendments, for example to benefit the administration of the plan or to take account of tax benefits. The rules on the requirements to seek shareholder approval for share-based compensation plans, including those in respect of material revisions to such plans, may deviate from the NYSE listing standards.

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

Shell General Business Principles
The Shell General Business Principles define how Shell subsidiaries are expected to conduct their affairs. These principles include, among other things, Shell’s commitment to support fundamental human rights in line with the legitimate role of business and to contribute to sustainable development. They can be found at www.shell.com/sgbp.

Shell Code of Conduct
Directors and employees are required to comply with the Shell Code of Conduct, which is intended to help them put Shell’s business principles into practice. This code clarifies the basic rules and standards they are expected to follow and the behaviour expected of them. It can be found at www.shell.com/codeofconduct.

Code of Ethics
Executive Directors and Senior Financial Officers of Shell must also comply with a Code of Ethics. This code is specifically intended to meet the requirements of Section 406 of the Sarbanes-Oxley Act and the listing requirements of the NYSE (see above). It can be found at www.shell.com/codeofethics.

Shell Global Helpline
Employees, contract staff and third parties with whom Shell has a business relationship (such as customers, suppliers and agents) may raise ethics and compliance concerns through the Shell Global Helpline. This is a worldwide confidential reporting mechanism, operated by an external third party, which is open 24 hours a day, seven days a week through local telephone numbers and at www.shell.com or www.compliance-helpline.com/shell.

Board structure and composition
During 2011, the Board comprised the Chairman, Jorma Ollila; three Executive Directors including the Chief Executive Officer; and nine Non-executive Directors, including the Deputy Chairman and Senior Independent Director, Lord Kerr of Kinlochard, except for the period from May 18 to May 31 when there were eight Non-executive Directors.

At the 2011 Annual General Meeting (AGM) on May 17, 2011, Wim Kok stood down as a Non-executive Director and Linda G. Stuntz was appointed a Non-executive Director with effect from June 1, 2011.

A list of current Directors, including their biographies, is given on pages 54-56.

The Board recognises its collective responsibility for the long-term success of the Company. It meets eight times a year and has a formal schedule of matters reserved to it. This includes: overall strategy and management; corporate structure and capital structure; financial reporting and controls; internal controls; approval of the Annual Report and Form 20-F; approval of interim dividends; significant contracts; and succession planning and new Board appointments. The full list of matters reserved to the Board for decision can be found at www.shell.com/investor.

Role of Directors
The roles of the Chairman, a non-executive role, and the Chief Executive Officer are separate, and the Board has agreed their respective responsibilities.

The Chairman, Jorma Ollila, is responsible for the leadership and management of the Board and for ensuring that the Board and its committees function effectively. One way in which this is achieved is by ensuring Directors receive accurate, timely and clear information. He is also responsible for agreeing and regularly reviewing the training and development needs of each Director (see ‘‘Induction and training’’ on page 81) which he does with the assistance of the Company Secretary.

The Chief Executive Officer, Peter Voser, bears overall responsibility for the implementation of the strategy agreed by the Board, the operational management of the Company and the business enterprises connected with it. He is supported in this by the Executive Committee, which he chairs (see page 81).

Non-executive Directors
Non-executive Directors are appointed for specified terms of office, subject to the provisions of the Company’s Articles of Association (the Articles) regarding their appointment and reappointment at the AGM. Upon appointment, Non-executive Directors confirm they are able to allocate sufficient time to meet the expectations of the role. Appointments are subject to three months’ notice and there is no compensation provision for early termination.

The Non-executive Directors bring a wide range and balance of skills and international business experience to Shell. Through their contribution to Board meetings and to the Board’s committee meetings, they are expected to challenge constructively and help develop proposals on strategy and bring independent judgement on issues of performance and risk. The Chairman and the Non-executive Directors meet routinely without the Executive Directors to discuss, among other things, the performance of individual Directors. A number of Non-executive Directors also meet major shareholders from time to time.

The role of the Senior Independent Director is to provide a sounding board for the Chairman and to serve as an intermediary for the other Directors when necessary. The Senior Independent Director is available to shareholders if they have concerns that contact through the normal channels of Chairman, Chief Executive Officer or other Executive Directors has failed to resolve or for which such contact is inappropriate.

Shell Annual Report and Form 20-F 2011	81
Corporate governance

All the Non-executive Directors as at the end of 2011 are considered by the Board to be wholly independent, with the exception of Jeroen van der Veer, who served as Chief Executive until his retirement from that role on June 30, 2009. The standard by which Directors’ independence is determined can be found at www.shell.com/investor within the terms of reference of the Nomination and Succession Committee.

Conflicts of interest
Certain statutory duties with respect to directors’ conflicts of interest are in force under the Companies Act 2006 (the Act). In accordance with that Act and the Articles, the Board may authorise any matter that otherwise may involve any of the Directors breaching his or her duty to avoid conflicts of interest. The Board has adopted a procedure to address these requirements. It includes the Directors completing detailed conflict of interest questionnaires. The matters disclosed in the questionnaires are reviewed by the Board and, if considered appropriate, authorised in accordance with the Act and the Articles. Conflicts of interest as well as any gifts and hospitality received by and provided by Directors are kept under review by the Board.

Significant commitments of the Chairman
The Chairman’s other significant commitments are given in his biography on page 54.

Independent professional advice
All Directors may seek independent professional advice in connection with their role as a Director. All Directors have access to the advice and services of the Company Secretary. The Company has provided to the Directors indemnities and directors’ and officers’ insurance in connection with the performance of their responsibilities. Copies of these indemnities and the directors’ and officers’ insurance policies are open to inspection. Copies of these indemnities have been previously filed with the U.S. Securities and Exchange Commission (SEC) and are incorporated by reference as an exhibit to this Report.

Board activities during the year
The Board met eight times during the year. Seven of the meetings were held in The Hague, the Netherlands, and one meeting was held in Beijing, China. The agenda for each meeting comprised a number of regular items, including reports from each of the Board committees and from the Chief Executive Officer, the Chief Financial Officer and the other members of the Executive Committee. At most meetings the Board also considered a number of investment, divestment and financing proposals. During the year, the Board considered numerous strategic issues and approved each of the quarterly and full-year financial results and dividend announcements. The Board received regular reports from the various functions, including Corporate (which includes Human Resources, Health and Security), Legal and Finance (which includes Investor Relations).

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

Attendance at Board and Board committee meetings
Attendance during the year for all Board and Board committee meetings is given in the table below.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS [A]
	Board	Audit Committee	Corporate and Social Responsibility Committee	Nomination and Succession Committee	Remuneration Committee

Josef Ackermann	7/8				4/5
Malcolm Brinded	8/8
Guy Elliott	8/8	5/5
Simon Henry	8/8
Charles O. Holliday	8/8		5/5		5/5
Lord Kerr of Kinlochard	8/8	3/3	5/5	5/5
Gerard Kleisterlee	7/8	4/5
Wim Kok	2/2		2/2	2/2
Christine Morin-Postel	8/8	5/5
Jorma Ollila	8/8			4/5
Linda G. Stuntz	4/5	1/2
Jeroen van der Veer	8/8		5/5
Peter Voser	8/8
Hans Wijers	8/8			3/3	5/5

[A]	The first figure represents attendance and the second figure the possible number of meetings. For example, 7/8 signifies attendance at seven out of eight possible meetings. Where a Director stood down from the Board or a Board committee during the year, or was appointed during the year, only meetings before standing down or after the date of appointment are shown.

Executive Committee
The Executive Committee operates under the direction of the Chief Executive Officer in support of his responsibility for the overall management of the Company’s business and affairs. The Chief Executive Officer has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders’ general meeting.

The membership of the Executive Committee is as follows:

EXECUTIVE COMMITTEE
Peter Voser	Chief Executive Officer [A][B]
Matthias Bichsel	Projects & Technology Director [B]
Malcolm Brinded	Executive Director, Upstream International [A][B][C]
Simon Henry	Chief Financial Officer [A][B]
Hugh Mitchell	Chief Human Resources & Corporate Officer [B]
Marvin Odum	Upstream Americas Director [B]
Peter Rees	Legal Director [B]
Mark Williams	Downstream Director [B]

[A]	Director of the Company.
[B]	Designated an Executive Officer pursuant to US Exchange Act Rule 3b-7. Beneficially owns less than 1% of outstanding classes of securities.
[C]	As announced on February 22, 2012, Malcolm Brinded will be standing down as an Executive Director of the Company with effect from April 1, 2012. Andrew Brown will take over the responsibilities for the Upstream International business as a member of the Executive Committee of the Company with effect from this date.

82	Shell Annual Report and Form 20-F 2011
Corporate governance

Board committees
There are four Board committees made up of Non-executive Directors. These are the:

■	Audit Committee;
■	Corporate and Social Responsibility Committee;
■	Nomination and Succession Committee; and
■	Remuneration Committee.

Each of these Board committees has produced a report which is set out below and has been approved by the relevant chairman. A copy of each committee’s terms of reference is available from the Company Secretary and can be found at www.shell.com/investor.

AUDIT COMMITTEE
The current members of the Audit Committee are Guy Elliott (Chairman of the Committee with effect from May 18, 2011), Gerard Kleisterlee, Christine Morin-Postel (Chairman of the Committee until May 17, 2011) and Linda G. Stuntz (with effect from June 1, 2011), all of whom are financially literate, independent, Non-executive Directors. Lord Kerr of Kinlochard stood down as a member of the Committee with effect from May 17, 2011. For the purposes of the Code, Guy Elliott qualifies as a person with “recent and relevant financial experience” and for the purposes of US securities laws is an “audit committee financial expert”. The Committee met five times during the year; the Committee members’ attendances are shown on page 81.

Role
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

Activities
The Committee in its meetings covers a variety of topics, both standing items that the Committee considers as a matter of course (typically in relation to the quarterly results announcements, control and accounting matters) as well as a range of specific topics relevant to the overall control framework of the Company. The Committee invites the Chief Financial Officer, the Chief Internal Auditor, the Executive Vice President Controller, the Vice President Accounting and Reporting and the external auditors to attend each meeting. Other members of management attend as and when requested. The Committee also holds private sessions with the external auditors and the Chief Internal Auditor without members of management being present.

During the year the Committee received comprehensive reports from management and the internal and external auditors. In particular, it reviewed regular reports on risks, controls and assurance, monitored the effectiveness of the procedures for internal control over financial reporting, reviewed the Company’s evaluation of the internal control systems as required under Section 404 of the Sarbanes-Oxley Act and discussed the Company’s annual accounts and quarterly unaudited financial statements with management and the external auditors. It also discussed with the Chief Financial Officer, the Executive Vice President Controller, the Vice President Accounting and Reporting and the

external auditors issues that arose on accounting policies, practices and reporting and received reports regarding the receipt, investigation and treatment of complaints regarding accounting, internal accounting controls, auditing and other matters. The Committee also reviewed the Internal Audit Department’s annual audit plan and the performance assessment of the Internal Audit function. The Committee also visited Shell’s Trading operations in London and was updated on various Trading specific matters including regulatory developments. The Committee has furthermore requested reports on such matters that it deemed appropriate.

The Committee conducted an annual evaluation of its performance and concluded that it was effective and able to fulfil its role in accordance with its Terms of Reference.

External auditors
During 2011, the Committee evaluated the effectiveness of the external auditors (PricewaterhouseCoopers LLP) and, following due consideration, made a recommendation to the Board that they be reappointed for the year ending December 31, 2011. There are no contractual obligations that restrict the Committee’s ability to make such a recommendation.

The last competitive audit tender was in 2005 when PricewaterhouseCoopers LLP were first appointed as sole Auditors of the Company. Their performance has been evaluated each year by the Committee. Such evaluations have taken account of the prior year’s external audit experience, feedback from management and compliance with relevant legislative, regulatory and professional requirements.

Non-audit services
The Committee has adopted a policy on the engagement of the external auditor to supply non-audit services. This policy includes guidelines on permitted and non-permitted services and on services requiring specific approval by the Committee.

Examples of non-permitted services are actuarial services, book-keeping services, valuation services (unless the services are unrelated to financial reporting), management or recruitment services, legal services and expert services unrelated to the audit, tax advice and broker or dealer, investment adviser or banking services.

For other services, because of their knowledge, experience and/or for reasons of confidentiality it can be more efficient or necessary to engage the external auditors rather than another party. Under the policy, permitted services must not present a conflict of interest. The Committee reviews quarterly reports from management on the extent of the permitted non-audit services provided in accordance with the policy or for which specific approval is being sought.

Non-audit services in the following categories can be contracted without further individual prior approval provided the fee value for each contract does not exceed $500,000:

■	tax compliance work that is part of assurance process for the audit of the Consolidated or Parent Company Financial Statements or the accounts of subsidiaries;
■	regulatory compliance audits; and
■	verification of non-financial data for public disclosure.

Any other non-audit services must be specifically preapproved before the external auditor is contracted.

Shell Annual Report and Form 20-F 2011	83
Corporate governance

The scope of the permitted non-audit services contracted with the external auditors in 2011 consisted mainly of tax compliance work and the associated compensation amounted to approximately 1% of total Auditors’ remuneration.

Fees
Note 26 to the “Consolidated Financial Statements” provides the detail of the Auditors’ remuneration.

CORPORATE AND SOCIAL RESPONSIBILITY COMMITTEE
The members of the Corporate and Social Responsibility Committee are Charles O. Holliday (Chairman of the Committee with effect from May 18, 2011), Lord Kerr of Kinlochard and Jeroen van der Veer. Wim Kok stood down as a Director of the Company and Chairman of the Committee with effect from the close of business of the 2011 AGM. The Committee met five times during the year; the Committee members’ attendances are shown on page 81.

The Committee has a mandate to maintain a comprehensive overview of the policies and performance of the subsidiaries of the Company with respect to the Shell General Business Principles and the Code of Conduct as well as major issues of public concern. Conclusions and recommendations made by the Committee are reported directly to executive management and the Board.

The Committee fulfils its responsibilities by reviewing the management of health, safety, security, environmental and social impacts of projects and operations. It also monitors emerging environmental and social issues. It additionally provides input into the Shell Sustainability Report through a face-to-face meeting with the report’s External Review Committee and reviews a draft of the report before publication.

In addition to holding regular formal meetings, the Committee also visits Shell locations and meets with local staff and external stakeholders in order to observe how Shell’s standards regarding health, safety, security, the environment and social performance are being implemented in practice. During 2011, the Committee visited oil sands assets in Alberta, Canada, and tight-gas assets in Pennsylvania, USA. The Committee, along with other members of the Board, also visited the Changbei production facility in Shaanxi Province, China.

NOMINATION AND SUCCESSION COMMITTEE
The members of the Nomination and Succession Committee are Jorma Ollila (Chairman of the Committee), Lord Kerr of Kinlochard and Hans Wijers (with effect from May 18, 2011). Wim Kok stood down as a Director of the Company and member of the Committee with effect from the close of business of the 2011 AGM. The Committee met five times during the year; the Committee members’ attendances are shown on page 81.

The Committee keeps under review the leadership needs of the Company and identifies and nominates suitable candidates for the Board’s approval to fill vacancies as and when they arise. For this purpose the Committee has on occasion engaged the services of an external search consultancy, particularly to help with the issue of diversity.

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

During the year, the Committee dealt with issues related to: director search, succession and nomination; Board committee membership rotation; the executive management structure; induction arrangements for new Non-executive Directors; and the Terms of Reference of the Board committees. It also considered the Dodd-Frank Wall Street Reform and Consumer Protection Act and the report by Lord Davies of Abersoch entitled ‘‘Women on Boards’’ (Davies Report). Additionally, the Committee conducted an evaluation of the Company’s corporate governance arrangements, reviewed the interaction with retail shareholders, led the Board evaluation process and considered any potential conflicts of interest and the independence of the Non-executive Directors.

Following consideration of the Davies Report, the Board issued a statement welcoming its recommendations. The statement also pointed out that the Board and the senior succession planning of the Company in general took into consideration a number of factors including gender and other diversity criteria. It added that by 2015 at least 25% of the Directors would be expected to be women, as recommended by the report.

REMUNERATION COMMITTEE
The members of the Remuneration Committee are Hans Wijers (Chairman of the Committee), Josef Ackermann and Charles O. Holliday. The Committee met five times during the year; the Committee members’ attendances are shown on page 81.

The Committee determines and agrees with the Board the remuneration policy for the Chairman, Chief Executive Officer and Executive Directors and, within the terms of this policy, determines their individual remuneration. The Committee also considers and advises on the terms of any contract to be offered to an Executive Director. It monitors the remuneration for other senior executives and makes recommendations. The Committee’s Terms of Reference were amended in 2010 to align with developments in UK corporate governance concerning remuneration and can be found at www.shell.com/investor.

In 2011, the Committee continued its constructive engagements with major shareholders and shareholder bodies. This dialogue will continue in 2012; after publication of the 2011 Annual Report and Form 20-F, further meetings with major shareholders are planned. There are various developments in respect of executive remuneration governance which the Committee will monitor with interest and, where appropriate, may comment on.

Further information on the work of the Committee and details of the remuneration of all the Directors for the year ended December 31, 2011, are set out in the “Directors’ Remuneration Report” beginning on page 62.

Board evaluation
The Board carried out a performance evaluation of itself, its Committees, the Chairman and each of the Directors. This was led by the Nomination and Succession Committee and, unlike the process in 2010, was conducted without the assistance of an external facilitator. In accordance with the Code, it is the intention that the evaluation process will be externally facilitated every three years.

The process consisted of the Chairman holding one-to-one interviews with each of the Directors. The Directors were asked to consider certain specific matters in advance, including the overall performance and composition of the Board, strategic issues and key concerns for 2012. The Deputy Chairman and Senior Independent Director conducted a separate review of the Chairman’s performance which involved each Director completing a confidential questionnaire and an offer to meet

84	Shell Annual Report and Form 20-F 2011
Corporate governance

and discuss any particular issues. A review of each Board committee was undertaken by the Committee Chairmen which involved the completion of a confidential questionnaire by respective Committee members.

The evaluation of the Board and Board Committees was discussed by the full Board. The Chairman reported on the views of the Directors in relation to Board processes, the nature and tone of discussions, strategy oversight, risk management and internal control, Board committees, succession planning and other such matters. The Board was positive about the progress made in a number of important areas and the Executive Directors in particular welcomed the input on strategic and operation matters from the Non-executive Directors. It was concluded overall that the Board and its committees continued to operate effectively.

The evaluation of the Chairman was discussed by the full Board in the Chairman’s absence. The Deputy Chairman and Senior Independent Director reported that Directors had evaluated the Chairman’s performance in 2011 to be strongly positive. He reported that the Executive Directors had in particular found the Chairman to be supportive, while the Non-executive Directors had commented that they thought he led them and the Board well.

Shareholder communications
The Board recognises the importance of two-way communication with the Company’s shareholders. As well as giving a balanced report of results and progress at each AGM, the Company meets with institutional and retail shareholders to respond to their questions. Shell’s corporate website at www.shell.com/investor has information for institutional and retail shareholders alike. Shareholders have an opportunity to ask questions in person at the AGM and are free to contact the Company directly at any time of the year. Shareholders can contact Shell directly via dedicated shareholder email addresses or via dedicated shareholder telephone numbers as given on the inside back cover of this Report.

The Company’s Registrar, Equiniti, operates an internet access facility for shareholders, providing details of their shareholdings at www.shareview.co.uk. Facilities are also provided for shareholders to lodge proxy appointments electronically. The Company’s Corporate Nominee provides a facility for investors to hold their shares in the Company in paperless form.

Results presentations and analysts’ meetings
The quarterly, half-yearly and annual results presentations as well as all major analysts’ meetings are announced in advance on the Shell website and through a regulatory release. These presentations are broadcast live via webcast and teleconferences. Other meetings with analysts or investors are not normally announced in advance, nor can they be followed remotely by webcast or any other means. Procedures are in place to ensure that discussions in such meetings are always limited to non-material information or information already in the public domain.

Results and meeting presentations can be found at www.shell.com. This is in line with the requirement to ensure that all shareholders and other parties in the financial market have equal and simultaneous access to information that may influence the price of the Company’s securities. The Chairman, the Deputy Chairman and Senior Independent Director, the Chief Executive Officer, the Chief Financial Officer and the Executive Vice President Investor Relations meet regularly with major shareholders and report the views of such shareholders to the Board.

Notification of major shareholdings
Information concerning notifications of major shareholdings is given on page 92.

Responsibility for preparing the annual report and accounts
Information concerning the responsibility for preparing the annual report and accounts is given on page 59.

Going concern
The Business Review on pages 8-53 includes information on Shell’s financial strategy, financial condition and liquidity and cash flows, as well as the factors, including the principal risks, likely to affect Shell’s future development. Further information on the management of Shell’s capital structure and use of financial instruments to support its operating plan is given in Notes 15 and 21 to the “Consolidated Financial Statements” respectively.

Shell’s operating plan for the foreseeable future demonstrates its ability to operate its cash generating activities selling products to a diversified customer base. These activities are expected to generate sufficient cash to enable Shell to fund its investment activities, dividends and service its financing requirements. As a result, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and continue to adopt the going concern basis of accounting in preparing the financial statements contained in this Report.

Controls and procedures
The Board is responsible for maintaining a sound system of risk management and internal control and for regularly reviewing its effectiveness. It has delegated authority to the Audit Committee to assist it in fulfilling its responsibilities in relation to internal control and financial reporting.

A single overall control framework is in place for the Company and its subsidiaries that is designed to manage rather than eliminate the risk of failure to achieve business objectives. It therefore only provides a reasonable and not an absolute assurance against material misstatement or loss.

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

The system of risk management and internal control over financial reporting is an integral part of the Shell Control Framework. Regular reviews are performed to identify the significant risks to financial reporting and the key controls designed to address them. These controls are documented, responsibility is assigned and they are monitored for design and operating effectiveness. Controls found not to be effective are remediated.

Shell Annual Report and Form 20-F 2011	85
Corporate governance

CONTROL FRAMEWORK

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks to the achievement of Shell’s objectives. This has been in place throughout the year and, up to the date of this Report, is regularly reviewed by the Board and accords with the guidance for directors, known as the Turnbull Guidance.

Shell has a variety of processes for obtaining assurance on the adequacy of risk management and internal control. The Executive Committee and the Audit Committee regularly consider group-level risks and associated control mechanisms. The Board has conducted its annual review of the effectiveness of Shell’s system of risk management and internal control, including financial, operational and compliance controls.

PENSION FUNDS
In general, local trustees manage the pension funds and set the required contributions based on independent actuarial valuations in accordance with local regulations rather than the International Financial Reporting Standards (IFRS) measures. For further information regarding the judgement applied in setting the actuarial assumptions and its relationship to the financial position of Shell, see Notes 3 and 18 to the “Consolidated Financial Statements”.

Shell has a number of ways to address key pension risks. Principal among these is the Pensions Forum, a joint Finance/Human Resources body, chaired by the Chief Financial Officer, which provides guidance on Shell’s input to pension strategy, policy and operation. The Forum is supported by the Pensions Risk Committee in reviewing the results of assurance processes with respect to pension risks (see “Risk factors” on pages 13-15).

TREASURY AND TRADING
In the normal course of business, Shell uses financial instruments of various kinds for the purposes of managing exposure to interest rate, currency and commodity price movements.

Shell has treasury standards applicable to all subsidiaries, and each subsidiary is required to adopt a treasury policy consistent with these standards. These policies cover financing structure, interest rate and foreign exchange risk management, insurance, counterparty risk management and use of derivative instruments. Wherever possible, treasury operations are carried out through specialist regional organisations without removing from each subsidiary the responsibility to formulate and implement appropriate treasury policies.

Most of Shell’s debt is raised from central borrowing programmes. The financing of most subsidiaries is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

Each subsidiary has treasury policies in place that are designed to measure and manage their foreign exchange exposures by reference to their functional currency. Many of the markets in which Shell operates are priced, directly or indirectly, in dollars. As a result, the functional currency of most Upstream subsidiaries and those with significant cross-border business is the dollar. For Downstream subsidiaries, the local currency is typically also the functional currency.

Apart from forward foreign exchange contracts to meet known commitments, the use of derivative financial instruments by most subsidiaries is not permitted by their treasury policies.

Certain subsidiaries have a mandate to trade crude oil, natural gas, refined products, chemical feedstocks, electrical power and environmental products, and to use commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the subsidiaries concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are managed within authorised limits.

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

Information on derivatives and other financial instruments and derivative commodity instruments is provided in Note 21 to the “Consolidated Financial Statements”.

MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES OF SHELL
As indicated in the certifications in Exhibits 12.1 and 12.2 of this Report, Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of Shell’s disclosure controls and procedures as at December 31, 2011. On the basis of that evaluation, these officers have concluded that Shell’s disclosure controls and procedures are effective.

86	Shell Annual Report and Form 20-F 2011
Corporate governance

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF SHELL
Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over Shell’s financial reporting and the production of the Consolidated Financial Statements. It conducted an evaluation of the effectiveness of Shell’s internal control over financial reporting and the production of the Consolidated Financial Statements based on the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, management concluded that, as at December 31, 2011, the Company’s internal control over Shell’s financial reporting and the production of the Consolidated Financial Statements was effective.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Company’s internal control over financial reporting, as stated in their report on page 99.

THE TRUSTEE’S AND MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES FOR THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST
The Trustee of the Royal Dutch Shell Dividend Access Trust (the Trustee) and Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures in respect of the Dividend Access Trust (the Trust) as at December 31, 2011. On the basis of this evaluation, these officers have concluded that the disclosure controls and procedures of the Trust are effective.

THE TRUSTEE’S AND MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST
The Trustee is responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting. The Trustee and the Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, the Trustee and management concluded that, as at December 31, 2011, the Trust’s internal control over financial reporting was effective.

PricewaterhouseCoopers CI LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Trustee’s and management’s internal control over financial reporting, as stated in their report on page 170.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has not been any change in the internal controls over financial reporting of Shell or the Trust that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, such internal controls over financial reporting. Material financial information of the Trust is included in the Consolidated Financial Statements of Shell and is therefore subject to the same disclosure controls and procedures as Shell. See below and the Royal Dutch Shell Dividend Access Trust Financial Statements for additional information.

Articles of Association
The following summarises certain provisions of the Articles [A] and of the applicable laws of England. This summary is qualified in its entirety by reference to the Articles and the Act.

[A]	Copies of the Articles have been previously filed with the SEC and are incorporated by reference as exhibits to this Report. They can be found at www.shell.com.

MANAGEMENT AND DIRECTORS
The Articles provide that the Company’s Board of Directors must consist of not less than three members nor more than 20 members at any time. The Company has a single tier Board of Directors headed by a Chairman, with management led by a Chief Executive Officer. See “Board structure and composition” on page 80.

Under the Articles, at every AGM any Director who was in office at the time of the two previous AGMs and who did not retire at either of them must retire. Further, a Director who would not otherwise be required to retire must retire if he or she has been in office, other than as a Director holding an executive position, for a continuous period of nine years or more at the date of the meeting, and any such Director will be eligible to stand for reappointment. However, notwithstanding the provisions of the Articles, the Company complies with the Code that requires all Directors to stand for annual reappointment by shareholders. At the AGM, shareholders can pass an ordinary resolution to reappoint each of the Directors or to appoint another eligible person in his or her place.

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

It is the intention that dividends will be announced and paid quarterly. Dividends are payable to persons registered as shareholders on the record date relating to the relevant dividend. All dividends will be divided and paid in proportions based on the amounts paid up on the Company’s shares during any period for which that dividend is paid.

Any dividend or other money payable in cash relating to a share can be paid by sending a cheque, warrant or similar financial instrument payable to the shareholder entitled to the dividend by post addressed to the shareholder’s registered address. Alternatively, it can be made payable to someone else named in a written instruction from the

Shell Annual Report and Form 20-F 2011	87
Corporate governance

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

Where any dividends or other amounts payable on a share have not been claimed, the Directors can invest them or use them in any other way for the Company’s benefit until they are claimed. The Company will not be a trustee of the money and will not be liable to pay interest on it. If a dividend or other money has not been claimed for 12 years after being announced or becoming due for payment, it will be forfeited and go back to the Company, unless the Directors decide otherwise.

The Company expects that dividends on Class B shares will be paid under the dividend access mechanism described below. The Articles provide that if any amount is paid by the issuer of the dividend access share by way of dividend on the dividend access share and paid by the Trustee to any holder of Class B shares, the dividend that the Company would otherwise pay to such holder of Class B shares will be reduced by an amount equal to the amount paid to such holder of Class B shares by the Trustee.

Dividend access mechanism for Class B shares

General Class A shares and Class B shares are identical, except for the dividend access mechanism, which will only apply to the Class B shares. Dividends paid on Class A shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

It is the expectation and the intention, although there can be no certainty, that holders of Class B shares will receive dividends through the dividend access mechanism. Any dividends paid on the dividend access share will have a UK source for UK and Dutch tax purposes. There will be no Dutch withholding tax on such dividends and certain holders (not including US holders of Class B shares or Class B American Depositary Shares (ADSs)) will be entitled to a UK tax credit in respect of their proportional shares of such dividends. For further details regarding the tax treatment of dividends paid on the Class A and Class B shares and ADSs, refer to “Taxation” on pages 96-97.

Description of dividend access mechanism A dividend access share has been issued by The Shell Transport and Trading Company Limited (Shell Transport) to EES Trustees International Limited (EES Trustee) as the Trustee [A]. Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access share on trust for the holders of Class B shares on occasion and will arrange for prompt disbursement of such dividends to holders of Class B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends which are unclaimed after 12 years will revert to Shell Transport. Holders of Class B shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of

Class B shares will be dividends paid to the Trustee in respect of the dividend access share.

The declaration and payment of dividends on the dividend access share will require board action by Shell Transport and will be subject to any applicable limitations in law or in the Shell Transport articles of association in effect. In no event will the aggregate amount of the dividend paid by Shell Transport under the dividend access mechanism for a particular period exceed the aggregate of the dividend announced by the Board of the Company on the Class B shares in respect of the same period.

[A]	On February 5, 2010, Lloyds TSB Offshore Trust Company Limited (Lloyds TSB Trustee) entered into an agreement with EES Trustee whereby the benefit of certain clients of Lloyds TSB Trustee, including the Trust, would be transferred to EES Trustee with effect from that date. EES Trustee replaced Lloyds TSB Trustee as the Trustee on January 26, 2012. For the period between February 5, 2010, and replacement of Lloyds TSB Trustee, Lloyds TSB Trustee granted EES Trustee a general trustee power of attorney as further described in Clause 2.2 of a Trust and Fund Business Administration Agreement between Lloyds TSB Trustee and EES Trustee.

Operation of the dividend access mechanism If, in connection with the declaration of a dividend by the Company on the Class B shares, the board of Shell Transport elects to declare and pay a dividend on the dividend access share to the Trustee, the holders of the Class B shares will be beneficially entitled to receive their share of that dividend pursuant to the declaration of trust (and arrangements will be made to ensure that the dividend is paid in the same currency in which they would have received a dividend from the Company).

If any amount is paid by Shell Transport by way of a dividend on the dividend access share and paid by the Trustee to any holder of Class B shares, the dividend which the Company would otherwise pay on the Class B shares will be reduced by an amount equal to the amount paid to such holders of Class B shares by the Trustee.

The Company will have a full and unconditional obligation, in the event that the Trustee does not pay an amount to holders of Class B shares on a cash dividend payment date (even if that amount has been paid to the Trustee), to pay immediately the dividend announced on the Class B shares. The right of holders of Class B shares to receive distributions from the Trustee will be reduced by an amount equal to the amount of any payment actually made by the Company on account of any dividend on Class B shares.

Any payment by the Company will be subject to Dutch withholding tax (unless an exemption is obtained under Dutch law or under the provisions of an applicable tax treaty). If for any reason no dividend is paid on the dividend access share, holders of Class B shares will only receive dividends from the Company directly.

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

88	Shell Annual Report and Form 20-F 2011
Corporate governance

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

The daily operations of the Trust are administered on behalf of Shell by the Trustee. Material financial information of the Trust is included in the Consolidated Financial Statements of Shell and is therefore subject to the same disclosure controls and procedures as Shell.

Disputes between a shareholder or American Depositary Share holder and Royal Dutch Shell plc, any subsidiary, Director or professional service provider
The Articles generally require that, except as noted below, all disputes (i) between a shareholder in such capacity and the Company and/or its Directors, arising out of or in connection with the Articles or otherwise; (ii) so far as permitted by law, between the Company and any of its Directors in their capacities as such or as the Company’s employees, including all claims made by the Company or on its behalf against Directors; (iii) between a shareholder in such capacity and the Company’s professional service providers (which could include the Company’s auditors, legal counsel, bankers and American Depositary Share (ADS) depositaries); and (iv) between the Company and its professional service providers arising in connection with any claim within the scope of (iii) above, shall be exclusively and finally resolved by arbitration in The Hague, the Netherlands, under the Rules of Arbitration of the International Chamber of Commerce (ICC), as amended from time to time. This would include all disputes arising under UK, Dutch or US law (including securities laws), or under any other law, between parties covered by the arbitration provision. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions, and the ability of shareholders to obtain monetary or other relief may therefore be limited and their cost of seeking and obtaining recoveries in a dispute may be higher than otherwise would be the case.

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

Disputes relating to the Company’s failure or alleged failure to pay all or part of a dividend which has been announced and which has fallen due for payment will not be subject to the arbitration and exclusive jurisdiction provisions of the Articles. Any derivative claim brought under the Act will not be subject to the arbitration provisions of the Articles.

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

The Articles require that in addition to any requirements under the legislation, the notice for any general meeting must state where the meeting is to be held (the principal meeting place) and the location of any satellite meeting place, which shall be identified as such in the notice. At the same time that notice is given for any general meeting, an announcement of the date, time and place of that meeting will, if practicable, be published in a national newspaper in the Netherlands. The rules of the UKLA, Euronext Amsterdam and the NYSE require the Company to inform holders of its securities of the holding of meetings which they are entitled to attend.

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

If a quorum is not present within five minutes of the time fixed for a general meeting to start or within any longer period not exceeding one hour which the chairman of the meeting can decide, and if the meeting was called by shareholders, it will be cancelled. Any other meeting will be adjourned to a day (being not less than 10 days later, excluding the day on which it is adjourned and the day for which it is reconvened), time and place decided upon by the chairman of the meeting. One shareholder present in person or by proxy and entitled to vote will constitute a quorum at any adjourned general meeting.

Shell Annual Report and Form 20-F 2011	89
Corporate governance

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

It is the intention that all voting at general meetings will take place on a poll. A poll is voting by means of a ballot where the number of shares held by each voting shareholder is counted, as opposed to voting by way of a show of hands where the actual number of shares held by voting shareholders is not taken into account. Under the Act, if a poll is demanded, the resolution conducted on a poll must be approved by holders of at least a majority of the votes cast at the meeting. Special resolutions require the affirmative vote of at least three-quarters of the votes cast at the meeting to be approved.

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

Limitations on rights to own shares There are no limitations imposed by the Articles or the applicable laws of England on the rights to own shares, including the right of non-residents or foreign persons to hold or vote the Company’s shares, other than limitations that would generally apply to all shareholders.

Change of control
There are no provisions in the Articles or of corporate legislation in England that would delay, defer or prevent a change of control.

Threshold for disclosure of share ownership
The Disclosure and Transparency Rules of the UK Financial Services Authority impose an obligation on persons [A] to notify the Company of the percentage of voting rights held as a shareholder, or through the direct or indirect holding of financial instruments, if the percentage of voting rights held in the Company reaches, exceeds or falls below 3% or any 1% threshold above 3%.

[A]	For this purpose “persons” includes companies, natural persons, legal persons and partnerships.

Section 793 of the Act governs the Company’s right to investigate who has an interest in its shares. Under that section, a public company can serve a notice on any person it knows or has reasonable cause to believe is, or was at any time in the preceding three years, interested in its shares in order to obtain certain information about that interest.

The Articles provide that in any statutory notice under the relevant legislation, the Company will ask for details of those who have an interest and the extent of their interest in a particular holding. The Articles also provide that when a person receives a statutory notice, he has 14 days to comply with it. If he does not do so or if he makes a statement in response to the notice which is false or inadequate in some important way, the Company may, on notice, restrict the rights relating to the identified shares. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any right in relation to shareholders’ meetings. Where the identified shares make up 0.25% or more (in amount or in number) of the existing shares of a class at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) Directors can withhold any dividend or part of a dividend or other money otherwise payable in respect of the identified shares without any liability to pay interest when such money is finally paid to the shareholder; and (ii) Directors can refuse to register a transfer of any of the identified shares which are certificated shares unless Directors are satisfied that they have been sold outright to an

90	Shell Annual Report and Form 20-F 2011
Corporate governance

independent third party. Once a restriction notice has been given, Directors are free to cancel it or exclude any shares from it at any time they think fit. In addition, they must cancel the restriction notice within seven days of being satisfied that all information requested in the statutory notice has been given. Also, where any of the identified shares are sold and Directors are satisfied that they were sold outright to an independent third party, they must cancel the restriction notice within seven days of receipt of notification of the sale. The Articles do not restrict in any way the provision of the legislation which applies to failures to comply with notices under the legislation.

The UK City Code on Takeovers and Mergers (the Takeover Code) imposes disclosure obligations on parties subject to the Takeover Code’s disclosure regime. This code requires any person who is interested in 1% or more of any class of relevant securities of an offeree company to make an opening position disclosure following the commencement of an offer period. The Takeover Code also requires any person who is, or becomes, interested in 1% or more of any class of relevant securities of an offeree company to make a dealing disclosure if the person deals in any relevant securities of the offeree company during an offer period. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company, they will normally be deemed to be a single person for the purpose of the relevant provisions of the Takeover Code.

Rule 13d-1 of the US Securities Exchange Act of 1934 requires that a person or group acquiring beneficial ownership of more than 5% of equity securities registered under the US Securities Exchange Act discloses such information to the SEC within 10 days after the acquisition.

Capital changes
The conditions imposed by the Articles for changes in capital are not more stringent than those required by the applicable laws of England.

Further information
The following information can be found at www.shell.com/investor:

■	the terms of reference of the Audit Committee, Corporate and Social Responsibility Committee, Nomination and Succession Committee and Remuneration Committee (these documents explain the Committees’ roles and the authority the Board delegates to them);
■	the full list of matters reserved to the Board for decision;
■	Shell General Business Principles;
■	Shell Code of Conduct;
■	Code of Ethics for Executive Directors and Senior Financial Officers; and
■	Articles of Association.

Signed on behalf of the Board

Michiel Brandjes
Company Secretary
March 14, 2012

Shell Annual Report and Form 20-F 2011	91
Additional shareholder information

ADDITIONAL SHAREHOLDER
INFORMATION

The Company was incorporated in England and Wales on February 5, 2002, as a private company under the Companies Act of England and Wales 1985, as amended. On October 27, 2004, the Company was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell plc. The Company is registered at Companies House, Cardiff, under company number 4366849, and at the Chamber of Commerce, The Hague, under company number 34179503. The business address for the Directors and Senior Management is: Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands.

The Company is resident in the Netherlands for Dutch and UK tax purposes and its primary objective is to carry on the business of a holding company. It is not directly or indirectly owned or controlled by another corporation or by any government and does not know of any arrangements that may result in a change of control of the Company.

Nature of trading market
The Company has two classes of ordinary shares, Class A and Class B. The principal trading market for the Class A shares is Euronext Amsterdam and the principal trading market for the Class B shares is the London Stock Exchange. Ordinary shares are traded in registered form.

Class A and Class B American Depositary Shares (ADSs) are listed on the New York Stock Exchange [A]. A depositary receipt is a certificate that evidences ADSs. Depositary receipts are issued, cancelled and exchanged at the office of The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, USA, as depositary (the Depositary) under a deposit agreement between the Company, the Depositary and the holders of ADSs. Each ADS represents two €0.07 shares of Royal Dutch Shell plc deposited under the agreement. More information relating to ADSs is given on page 95.

[A]	At February 21, 2012, there were outstanding 406,464,194 Class A ADSs and 185,368,142 Class B ADSs representing 22.2% and 13.9% of the respective share capital class, held by 7,584 and 1,017 holders of record with an address in the USA respectively. In addition to holders of ADSs, as at February 21, 2012, there were 62,831 Class A shares and 766,905 Class B shares of €0.07 each representing 0.002% and 0.029% of the respective share capital class, held by 89 and 878 holders of record registered with an address in the USA respectively.

LISTING INFORMATION
	Class A shares	Class B shares

Ticker symbol London	RDSA	RDSB
Ticker symbol Amsterdam	RDSA	RDSB
Ticker symbol New York (ADS [A])	RDS.A	RDS.B
ISIN Code	GB00B03MLX29	GB00B03MM408
CUSIP	G7690A100	G7690A118
SEDOL Number London	B03MLX2	B03MM40
SEDOL Number Euronext	B09CBL4	B09CBN6
Weighting on FTSE as at 31/12/11	5.98%	4.57%
Weighting on AEX as at 31/12/11	19.42%	not included

[A]	Each Class A ADS represents two Class A shares of €0.07 each and each Class B ADS represents two Class B shares of €0.07 each.

Share capital
The issued and fully paid share capital of the Company as at February 21, 2012, was as follows:

SHARE CAPITAL
	Issued and fully paid

	Number	Nominal value

Ordinary shares of €0.07 each
Class A	3,668,550,437	€256,798,531
Class B	2,661,403,172	€186,298,222
Sterling deferred shares of £1 each	50,000	£50,000

The UK Companies Act 2006 no longer contains the concept of “authorised share capital”, which was also removed from the Company’s Articles of Association in 2010. However, the Directors may only allot new ordinary shares if they have authority from shareholders to do so. The Company seeks to renew this authority annually at its AGM. Under the resolution passed at the Company’s 2011 AGM, the Directors were granted authority to allot ordinary shares up to an aggregate nominal amount equivalent to approximately one-third of the issued ordinary share capital of the Company (in line with the guidelines issued by institutional investors).

The following is a summary of the material terms of the Company’s ordinary shares, including brief descriptions of the provisions contained in the Articles of Association and applicable laws of England in effect on the date of this document. This summary does not purport to include complete statements of these provisions:

■	upon issuance, Class A shares and Class B shares are fully paid and free from all liens, equities, charges, encumbrances and other interest of the Company and not subject to calls of any kind;
■	all Class A shares and Class B shares rank equally for all dividends and distributions on ordinary share capital declared; and
■	Class A shares and Class B shares are admitted to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. Class A shares and Class B shares are also admitted to trading on Euronext Amsterdam. Class A ADSs and Class B ADSs are listed on the New York Stock Exchange.

92	Shell Annual Report and Form 20-F 2011
Additional shareholder information

As at December 31, 2011, trusts and trust-like entities holding shares for the benefit of employee plans of Shell held (directly and indirectly) 109.9 million shares of the Company with an aggregate market value of $4,035 million and an aggregate nominal value of €7.7 million.

Significant shareholdings
The Company’s Class A shares and Class B shares have identical voting rights, and accordingly the Company’s major shareholders do not have different voting rights.

SIGNIFICANT INDIRECT AND DIRECT SHAREHOLDINGS
As at February 21, 2012, interests of major investors with 3% or more of either class of the Company’s shares is given below.

INDIRECT
	Class A shares		Class B shares		Total

	Number	%	Number	%	Number	%

BlackRock, Inc	183,809,399	5.01	180,281,718	6.77	364,091,117	5.75
Legal & General Group plc	116,549,002	3.18	96,057,492	3.61	212,606,494	3.36
The Capital Group Companies Inc	114,728,248	3.13	257,868,047	9.69	372,596,295	5.89

As at February 21, 2012, direct holdings of 3% or more of either class of the Company’s shares held by registered members representing the interests of underlying investors is given below.

DIRECT
	Class A shares		Class B shares		Total

	Number	%	Number	%	Number	%

Euroclear Nederland	1,815,510,433	49.49	14,071,113	0.53	1,829,581,546	28.90
BNY (Nominees) Limited	676,074,397	18.43	358,763,284	13.48	1,034,837,681	16.35
Chase Nominees Limited	19,565,013	0.53	179,794,305	6.76	199,359,318	3.15
Chase Nominees Limited (LEND)	33,312,708	0.91	96,878,655	3.64	130,191,363	2.06
State Street Nominees Limited (OM02)	88,985,497	2.43	86,336,647	3.24	175,322,144	2.77
State Street Nominees Limited (OM04)	23,837,074	0.65	106,475,202	4.00	130,312,276	2.06
Lynchwood Nominees Limited (2006420)	29,283,827	0.80	88,263,821	3.32	117,547,648	1.86

NOTIFICATION OF MAJOR SHAREHOLDINGS
During the year ended December 31, 2011, the Company was notified by the following investor of its interests in the Company’s shares pursuant to Disclosure and Transparency Rule 5.

INVESTOR
	Class A shares		Class B shares		Total

	Number	%	Number	%	Number	%

Legal & General Group plc	110,124,732	3.06	107,696,428	3.99	217,821,160	3.46

The Company received no notifications pursuant to Disclosure and Transparency Rule 5 in the period from December 31, 2011, to February 21, 2012 (being a date not more than one month prior to the date of the Company’s Notice of AGM 2012).

Shell Annual Report and Form 20-F 2011	93
Additional shareholder information

Dividends
The following tables show the dividends on each class of share and each class of ADS for the years 2007-2011.

CLASS A AND B SHARES				$
	2011	2010	2009	2008	2007

Q1	0.42	0.42	0.42	0.40	0.36
Q2	0.42	0.42	0.42	0.40	0.36
Q3	0.42	0.42	0.42	0.40	0.36
Q4	0.42	0.42	0.42	0.40	0.36

Total	1.68	1.68	1.68	1.60	1.44

CLASS A SHARES		€ [A]
	2011	2010	2009	2008	2007

Q1	0.29	0.32	0.32	0.26	0.26
Q2	0.29	0.32	0.30	0.26	0.26
Q3	0.32	0.31	0.28	0.31	0.25
Q4	0.32	0.30	0.30	0.30	0.24

Total announced in respect of the year	1.22	1.25	1.21	1.13	1.02

Amount paid during the year	1.20	1.25	1.21	1.07	1.03

[A]	Euro equivalent, rounded to the nearest euro cent.

CLASS B SHARES		PENCE [A]
	2011	2010	2009	2008	2007

Q1	25.71	27.37	28.65	20.05	18.09
Q2	25.77	26.89	25.59	20.21	17.56
Q3	27.11	26.72	25.65	24.54	17.59
Q4	26.74	25.82	26.36	27.97	18.11

Total announced in respect of the year	105.33	106.80	106.25	92.77	71.35

Amount paid during the year	104.41	107.34	107.86	82.91	69.84

[A]	Sterling equivalent.

CLASS A AND B ADSs		$
	2011	2010	2009	2008	2007

Q1	0.84	0.84	0.84	0.80	0.72
Q2	0.84	0.84	0.84	0.80	0.72
Q3	0.84	0.84	0.84	0.80	0.72
Q4	0.84	0.84	0.84	0.80	0.72

Total announced in respect of the year	3.36	3.36	3.36	3.20	2.88

Amount paid during the year	3.36	3.36	3.32	3.12	2.81

94	Shell Annual Report and Form 20-F 2011
Additional shareholder information

High, low and year-end share prices
The following table shows the high, low and year-end prices of the Company’s registered ordinary shares:

■	of €0.07 nominal value on the London Stock Exchange;
■	of €0.07 nominal value on Euronext Amsterdam; and
■	in the form of ADSs on the New York Stock Exchange (ADSs do not have a nominal value).

ANNUAL SHARE PRICES
	Euronext Amsterdam Class A shares			New York Stock Exchange Class A ADSs

	High €	Low €	Year-end €	High $	Low $	Year-end $

2007	31.35	23.72	28.75	88.31	62.71	84.20
2008	29.63	16.25	18.75	88.73	41.62	52.94
2009	21.46	15.27	21.10	63.75	38.29	60.11
2010	25.28	19.53	24.73	68.54	49.16	66.78
2011	28.40	20.12	28.15	77.96	57.97	73.09

	London Stock Exchange Class B shares			New York Stock Exchange Class B ADSs

	High pence	Low pence	Year-end pence	High $	Low $	Year-end $

2007	2,173	1,600	2,090	87.94	62.20	83.00
2008	2,245	1,223	1,726	87.54	41.41	51.43
2009	1,897	1,315	1,812	62.26	37.16	58.13
2010	2,149	1,550	2,115	68.32	47.12	66.67
2011	2,476	1,768	2,454	78.75	58.42	76.01

QUARTERLY SHARE PRICES
	Euronext Amsterdam Class A shares		London Stock Exchange Class B shares		New York Stock Exchange Class A ADSs		New York Stock Exchange Class B ADSs

	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $

2010
Q1	22.06	19.53	1,887	1,632	62.69	53.23	60.71	51.32
Q2	23.84	20.01	1,998	1,615	63.10	49.99	61.10	48.17
Q3	22.77	19.73	1,892	1,550	61.57	49.16	59.82	47.12
Q4	25.28	22.09	2,149	1,855	68.54	60.02	68.32	59.07

2011
Q1	26.74	23.80	2,289	1,772	73.84	65.30	73.87	65.00
Q2	26.37	23.49	2,352	2,000	77.96	66.90	78.75	67.36
Q3	26.04	20.12	2,323	1,768	75.56	59.85	76.13	60.05
Q4	28.40	21.97	2,476	1,900	73.50	57.97	76.51	58.42

MONTHLY SHARE PRICES
	Euronext Amsterdam Class A shares		London Stock Exchange Class B shares		New York Stock Exchange Class A ADSs		New York Stock Exchange Class B ADSs

	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $

2011
September	24.29	21.97	2,145	1,942	67.77	60.04	68.22	61.00
October	26.37	21.97	2,371	1,900	72.78	57.97	74.38	58.42
November	26.12	23.96	2,326	2,126	72.03	64.73	73.87	67.27
December	28.40	25.70	2,476	2,265	73.50	69.13	76.51	71.07

2012
January	29.18	26.46	2,499	2,281	74.51	68.36	77.52	71.04
February	27.88	26.67	2,485	2,261	74.09	71.00	75.08	72.08

Shell Annual Report and Form 20-F 2011	95
Additional shareholder information

Method of holding shares or an interest in shares
There are several ways in which Royal Dutch Shell plc registered shares or an interest in these shares can be held, including:

■	directly as registered shares either in uncertificated form or in certificated form in a shareholder’s own name;
■	indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act (“Wet giraal effectenverkeer”) is applicable);
■	through the Royal Dutch Shell Corporate Nominee; and
■	as a direct or indirect holder of either a Class A ADS or a Class B ADS with the Depositary.

American Depositary Shares
The Depositary is the registered shareholder of the shares underlying the Class A or Class B American Depositary Shares (ADSs) and enjoys the rights of a shareholder under the Articles of Association. Holders of ADSs will not have shareholder rights. The rights of the holder of a Class A ADS or a Class B ADS are specified in the respective Depositary agreements with the Depositary and are summarised below.

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

Upon payment of appropriate fees, expenses and taxes, (i) shareholders may deposit their shares with the Depositary and receive the corresponding class and amount of ADSs and (ii) holders of ADSs may surrender their ADSs to the Depositary and have the corresponding class and amount of shares credited to their account.

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

FEES PAID BY HOLDERS OF ADSs
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. (See page 96.)

REIMBURSEMENTS TO THE COMPANY
The Bank of New York Mellon, as Depositary, has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the ADS programme. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay certain legal expenses and the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain costs associated with the AGM, investor relationship programmes and special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. From January 1, 2011, to February 21, 2012, the Company received $2,916,966 from the Depositary.

Scrip Dividend Programme
In September 2010, the Company introduced a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends, if approved by the Board. Only new Class A shares are issued under the programme, including to shareholders who hold Class B shares. Full details of the programme can be found at www.shell.com/dividend.

When the programme was introduced, the Dividend Reinvestment Plans (DRIPs) provided by Equiniti and Royal Bank of Scotland N.V. were withdrawn; the dividend reinvestment feature of the plan provided by The Bank of New York Mellon was likewise withdrawn. If shareholders had been participating in one of these plans, they were not necessarily enrolled automatically in the Scrip Dividend Programme; in most cases, they had to elect to join the programme.

96	Shell Annual Report and Form 20-F 2011
Additional shareholder information

PERSONS DEPOSITING OR WITHDRAWING SHARES MUST PAY:	FOR:
$5.00 or less per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including those resulting from a distribution of shares, rights or other property;
Cancellation of ADSs for the purpose of their withdrawal, including if the deposit agreement terminates;
Distribution of securities to holders of deposited securities by the Depositary to ADS registered holders.

Registration and transfer fees	Registration and transfer of shares on the share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.

Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement);
Converting foreign currency to US dollars.

Taxes and other governmental charges the Depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	As necessary.

Exchange controls and other limitations affecting security holders
Other than those individuals and entities that are subject to EU sanctions, for example regarding Iran and Syria, there is no legislative or other legal provision currently in force in the UK, the Netherlands or arising under the Company’s Articles of Association restricting remittances to non-resident holders of the Company’s ordinary shares or affecting the import or export of capital for use by the Company.

Taxation

GENERAL
The Company is incorporated in England and Wales and tax-resident in the Netherlands. As a tax resident of the Netherlands, it is generally required by Dutch law to withhold tax at a rate of 15% on dividends on its ordinary shares and ADSs, subject to the provisions of any applicable tax convention or domestic law. The following sets forth the operation of the provisions on dividends on the Company’s various ordinary shares and ADSs to UK and US holders, as well as certain other tax rules pertinent to holders. Holders should consult their tax adviser for more details.

DIVIDENDS PAID ON THE DIVIDEND ACCESS SHARE
There is no Dutch withholding tax on dividends on Class B shares or Class B ADSs provided that such dividends are paid on the dividend access share pursuant to the dividend access mechanism (see “Dividend access mechanism for Class B shares” on pages 87-88). Dividends paid on the dividend access share are treated as UK-source for tax purposes and there is no UK withholding tax on them. Also, under UK law, individual shareholders resident in the UK are entitled to a UK tax credit with dividends paid on the dividend access share. The amount of the UK tax credit is 10/90ths of the cash dividend; it is not repayable when it exceeds the individual’s UK tax liability. In 2011, all dividends with respect to Class B shares and Class B ADSs were paid on the dividend access share pursuant to the dividend access mechanism.

DUTCH WITHHOLDING TAX
When Dutch withholding tax applies on dividends paid to a US holder (that is, dividends on Class A shares or Class A ADSs, or on Class B shares or Class B ADSs that are not paid on the dividend access share pursuant to the dividend access mechanism), the US holder will be subject to Dutch withholding tax at the rate of 15%. A US holder who is entitled to the benefits of the 1992 Double Taxation Convention (the Convention) between the USA and the Netherlands as amended by the protocol signed on March 8, 2004, will be entitled to a reduction in the

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

SCRIP DIVIDEND PROGRAMME
As mentioned on pages 58 and 95, in September 2010 the Company introduced a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends, if approved by the Board. Only new Class A shares are issued under the programme, including to shareholders who hold Class B shares.

The tax consequences of electing to receive new Class A shares in place of a cash dividend will depend on individual circumstances.

Shell Annual Report and Form 20-F 2011	97
Additional shareholder information

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

CAPITAL GAINS TAX
For the purposes of UK capital gains tax, the market values [A] of the shares of the former public parent companies of the Royal Dutch/Shell Group at the relevant dates were:

		£
	March 31, 1982	July 20, 2005

Royal Dutch Petroleum Company
(N.V. Koninklijke Nederlandsche Petroleum Maatschappij) which ceased to exist on December 21, 2005	1.1349	17.6625

The “Shell” Transport and Trading Company, p.l.c.
which delisted on July 19, 2005	1.4502	Not applicable

[A]	Restated where applicable to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure in 2005, when Royal Dutch Shell plc became the single parent company of Royal Dutch Petroleum Company and of The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, and one share in Royal Dutch Petroleum Company was exchanged for two Royal Dutch Shell plc Class A shares and one share in The “Shell” Transport and Trading Company, p.l.c. was exchanged for 0.287333066 Royal Dutch Shell plc Class B shares.

FINANCIAL CALENDAR
Financial year ends	December 31, 2011

Announcements
Full year results for 2011	February 2, 2012
First quarter results for 2012	April 26, 2012
Second quarter results for 2012	July 26, 2012
Third quarter results for 2012	November 1, 2012

Dividend timetable [A]
2011 Fourth quarter interim [B]

Announced	February 2, 2012
Ex-dividend date	February 15, 2012
Record date	February 17, 2012
Scrip reference share price announcement date	February 22, 2012
Closing date for scrip election and currency election [C]	March 2, 2012
Euro and sterling equivalents announcement date	March 9, 2012
Payment date	March 22, 2012

2012 First quarter interim

Announced	April 26, 2012
Ex-dividend date	May 9, 2012
Record date	May 11, 2012
Scrip reference share price announcement date	May 16, 2012
Closing date for scrip election and currency election [C]	May 25, 2012
Euro and sterling equivalents announcement date	June 1, 2012
Payment date	June 21, 2012

2012 Second quarter interim

Announced	July 26, 2012
Ex-dividend date	August 8, 2012
Record date	August 10, 2012
Scrip reference share price announcement date	August 15, 2012
Closing date for scrip election and currency election [C]	August 24, 2012
Euro and sterling equivalents announcement date	September 3, 2012
Payment date	September 20, 2012

2012 Third quarter interim

Announced	November 1, 2012
Ex-dividend date	November 14, 2012
Record date	November 16, 2012
Scrip reference share price announcement date	November 21, 2012
Closing date for scrip election and currency election [C]	November 30, 2012
Euro and sterling equivalents announcement date	December 7, 2012
Payment date	December 20, 2012

Annual General Meeting	May 22, 2012

[A]	This timetable is the intended timetable as announced on October 27, 2011.
[B]	The Directors do not propose to recommend any further distribution in respect of 2011.
[C]	Different scrip and dividend currency election dates may apply to shareholders holding shares in a securities account with a bank or other financial institution ultimately holding through Euroclear Nederland. Such shareholders can obtain the applicable deadlines from their broker, financial intermediary, bank or other financial institution where they hold their securities account. A different scrip election date may also apply to registered and non-registered ADS holders. Registered ADS holders can contact The Bank of New York Mellon for the applicable deadline. Non-registered ADS holders can contact their broker, financial intermediary, bank or other financial institution for the applicable election deadline.

98	Shell Annual Report and Form 20-F 2011
Report on the Annual Report and Accounts

REPORT ON THE ANNUAL
REPORT AND ACCOUNTS

Independent auditors’ report to the members of Royal Dutch Shell plc
We have audited the Consolidated Financial Statements of Royal Dutch Shell plc (the “Company”) and its subsidiaries (collectively “Shell”) for the year ended December 31, 2011, which comprise the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
As explained more fully in the statement of the Directors’ responsibilities in respect of the preparation of the financial statements set out on page 59, the Directors are responsible for the preparation of the Consolidated Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Consolidated Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

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

SCOPE OF THE AUDIT OF THE FINANCIAL STATEMENTS
An audit involves obtaining evidence about the amounts and disclosures in the Consolidated Financial Statements sufficient to give reasonable assurance that the Consolidated Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to Shell’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the Consolidated Financial Statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited Consolidated Financial Statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

OPINION ON FINANCIAL STATEMENTS
In our opinion the Consolidated Financial Statements:

■	give a true and fair view of the state of Shell’s affairs as at December 31, 2011, and of its income and cash flows for the year then ended;
■	have been properly prepared in accordance with IFRSs as adopted by the European Union; and
■	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

SEPARATE OPINION IN RELATION TO IFRSs AS ISSUED BY THE IASB
As explained in Note 1 to the Consolidated Financial Statements, Shell in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the Consolidated Financial Statements comply with IFRSs as issued by the IASB.

OPINION ON OTHER MATTERS PRESCRIBED BY THE COMPANIES ACT 2006
In our opinion:

■	the information given in the Report of the Directors for the financial year for which the Consolidated Financial Statements are prepared is consistent with the Consolidated Financial Statements.

MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION
We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

■	certain disclosures of Directors’ remuneration specified by law are not made; or
■	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

■	the Directors’ statement, set out on page 84, in relation to going concern;
■	the part of the Corporate Governance Statement relating to the Company’s compliance with the nine provisions of the UK Corporate Governance Code specified for our review; and
■	certain elements of the report to shareholders by the Board on Directors’ remuneration.

OTHER MATTER
We have reported separately on the Parent Company Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2011, and on the information in the Directors’ Remuneration Report that is described as having been audited.

Stephen Johnson (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
March 14, 2012

Note:

■	The report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2011 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2011.
■	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) are the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Consolidated Financial Statements since they were initially presented on the website.
■	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Shell Annual Report and Form 20-F 2011	99
Report on the Annual Report on Form 20-F

REPORT ON THE ANNUAL
REPORT ON FORM 20-F

Report of independent registered public accounting firm

TO THE BOARD OF DIRECTORS AND ROYAL DUTCH SHELL PLC SHAREHOLDERS
In our opinion, the accompanying Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements present fairly, in all material respects, the financial position of Royal Dutch Shell plc (the “Company”) and its subsidiaries at December 31, 2011, and December 31, 2010, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting of Shell set out on page 86. Our responsibility is to express opinions on these Consolidated Financial Statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP
London
March 14, 2012

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2011 only and does not form part of the Royal Dutch Shell plc’s Annual Report and Accounts for 2011.

100	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements

INDEX TO THE CONSOLIDATED
FINANCIAL STATEMENTS

101	Consolidated Statement of Income
101	Consolidated Statement of Comprehensive Income
102	Consolidated Balance Sheet
103	Consolidated Statement of Changes in Equity
104	Consolidated Statement of Cash Flows
105	Notes to the Consolidated Financial Statements
105	Note 1 Basis of preparation
105	Note 2 Accounting policies
110	Note 3 Key accounting estimates and judgements
112	Note 4 Segment information
114	Note 5 Employees, Directors and Senior Management
115	Note 6 Interest and other income
115	Note 7 Interest expense
116	Note 8 Intangible assets
116	Note 9 Property, plant and equipment
118	Note 10 Associates and joint ventures
120	Note 11 Investments in securities
120	Note 12 Trade and other receivables
121	Note 13 Inventories
121	Note 14 Cash and cash equivalents
121	Note 15 Debt and lease arrangements
124	Note 16 Trade and other payables
125	Note 17 Taxation
126	Note 18 Retirement benefits
129	Note 19 Decommissioning and other provisions
130	Note 20 Share capital
131	Note 21 Financial instruments and other derivative contracts
135	Note 22 Share-based compensation plans and shares held in trust
137	Note 23 Other reserves
139	Note 24 Dividends
139	Note 25 Legal proceedings and other contingencies
139	Note 26 Auditors’ remuneration
140	Note 27 Earnings per share

Shell Annual Report and Form 20-F 2011	101
Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME	$ MILLION
	NOTES	2011	2010	2009

Revenue		470,171	368,056	278,188
Share of profit of equity-accounted investments	10	8,737	5,953	4,976
Interest and other income	6	5,581	4,143	1,965

Total revenue and other income		484,489	378,152	285,129
Purchases		370,044	283,176	203,075
Production and manufacturing expenses		26,458	24,458	25,301
Selling, distribution and administrative expenses		14,335	15,528	17,430
Research and development		1,125	1,019	1,125
Exploration		2,266	2,036	2,178
Depreciation, depletion and amortisation		13,228	15,595	14,458
Interest expense	7	1,373	996	542

Income before taxation		55,660	35,344	21,020
Taxation	17	24,475	14,870	8,302

Income for the period	4	31,185	20,474	12,718

Income attributable to non-controlling interest		267	347	200

Income attributable to Royal Dutch Shell plc shareholders		30,918	20,127	12,518

All results are from continuing activities.

EARNINGS PER SHARE	$
	NOTES	2011	2010	2009

Basic earnings per share	27	4.98	3.28	2.04

Diluted earnings per share	27	4.97	3.28	2.04

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	$ MILLION
	NOTES	2011	2010	2009

Income for the period		31,185	20,474	12,718
Other comprehensive income, net of tax:	23
Currency translation differences		(3,328)	(142)	6,490
Unrealised gains/(losses) on securities		1,684	(298)	(143)
Cash flow hedging (losses)/gains		(222)	(2)	324
Share of other comprehensive income of equity-accounted investments		60	488	4

Other comprehensive (loss)/income for the period		(1,806)	46	6,675

Comprehensive income for the period		29,379	20,520	19,393

Comprehensive income attributable to non-controlling interest		(348)	389	252

Comprehensive income attributable to Royal Dutch Shell plc shareholders		29,727	20,131	19,141

The Notes on pages 105 to 140 form an integral part of these Consolidated Financial Statements.

102	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET	$ MILLION
	NOTES	Dec 31, 2011	Dec 31, 2010

Assets
Non-current assets
Intangible assets	8	4,521	5,039
Property, plant and equipment	9	152,081	142,705
Equity-accounted investments	10	37,990	33,414
Investments in securities	11	5,492	3,809
Deferred tax	17	4,732	5,361
Prepaid pension costs	18	11,408	10,368
Trade and other receivables	12	9,256	8,970

		225,480	209,666

Current assets
Inventories	13	28,976	29,348
Trade and other receivables	12	79,509	70,102
Cash and cash equivalents	14	11,292	13,444

		119,777	112,894

Total assets		345,257	322,560

Liabilities
Non-current liabilities
Debt	15	30,463	34,381
Trade and other payables	16	4,921	4,250
Deferred tax	17	14,649	13,388
Retirement benefit obligations	18	5,931	5,924
Decommissioning and other provisions	19	15,631	14,285

		71,595	72,228

Current liabilities
Debt	15	6,712	9,951
Trade and other payables	16	81,846	76,550
Taxes payable	17	10,606	10,306
Retirement benefit obligations	18	387	377
Decommissioning and other provisions	19	3,108	3,368

		102,659	100,552

Total liabilities		174,254	172,780

Equity
Share capital	20	536	529
Shares held in trust	22	(2,990)	(2,789)
Other reserves	23	8,984	10,094
Retained earnings		162,987	140,179

Equity attributable to Royal Dutch Shell plc shareholders		169,517	148,013
Non-controlling interest		1,486	1,767

Total equity		171,003	149,780

Total liabilities and equity		345,257	322,560

/s/  Simon Henry

Simon Henry
Chief Financial Officer, for and on behalf of the Board of Directors
March 14, 2012

The Notes on pages 105 to 140 form an integral part of these Consolidated Financial Statements.

Shell Annual Report and Form 20-F 2011	103
Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY						$ MILLION
	Equity attributable to Royal Dutch Shell plc shareholders

	Share capital (see Note 20)	Shares held in trust (see Note 22)	Other reserves (see Note 23)	Retained earnings	Total	Non- controlling interest	Total equity

At January 1, 2011	529	(2,789)	10,094	140,179	148,013	1,767	149,780
Comprehensive income for the period	–	–	(1,191)	30,918	29,727	(348)	29,379
Capital contributions from, and other changes in, non-controlling interest	–	–	–	41	41	505	546
Dividends paid (see Note 24)	–	–	–	(10,457)	(10,457)	(438)	(10,895)
Scrip dividends (see Note 24)	10	–	(10)	3,580	3,580	–	3,580
Repurchases of shares	(3)	–	3	(1,106)	(1,106)	–	(1,106)
Shares held in trust: net (purchases)/sales and dividends received	–	(201)	–	142	(59)	–	(59)
Share-based compensation	–	–	88	(310)	(222)	–	(222)

At December 31, 2011	536	(2,990)	8,984	162,987	169,517	1,486	171,003

At January 1, 2010	527	(1,711)	9,982	127,633	136,431	1,704	138,135
Comprehensive income for the period	–	–	4	20,127	20,131	389	20,520
Capital contributions from, and other changes in, non-controlling interest	–	–	–	283	283	69	352
Dividends paid (see Note 24)	–	–	–	(10,196)	(10,196)	(395)	(10,591)
Scrip dividends (see Note 24)	2	–	(2)	612	612	–	612
Shares held in trust: net sales and dividends received	–	(1,078)	–	1,521	443	–	443
Share-based compensation	–	–	110	199	309	–	309

At December 31, 2010	529	(2,789)	10,094	140,179	148,013	1,767	149,780

At January 1, 2009	527	(1,867)	3,178	125,447	127,285	1,581	128,866
Comprehensive income for the period	–	–	6,623	12,518	19,141	252	19,393
Capital contributions from, and other changes in, non-controlling interest	–	–	–	3	3	62	65
Dividends paid (see Note 24)	–	–	–	(10,526)	(10,526)	(191)	(10,717)
Shares held in trust: net sales and dividends received	–	156	–	–	156	–	156
Share-based compensation	–	–	181	191	372	–	372

At December 31, 2009	527	(1,711)	9,982	127,633	136,431	1,704	138,135

The Notes on pages 105 to 140 form an integral part of these Consolidated Financial Statements.

104	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS			$ MILLION
	2011	2010	2009

Cash flow from operating activities
Income for the period	31,185	20,474	12,718
Adjustment for:
Current taxation	23,009	16,384	9,297
Interest expense (net)	1,164	842	1,247
Depreciation, depletion and amortisation	13,228	15,595	14,458
Net gains on sale of assets	(4,485)	(3,276)	(781)
(Increase) in inventories	(1,930)	(2,888)	(7,138)
(Increase)/decrease in accounts receivable	(10,109)	(11,931)	23,679
Increase/(decrease) in accounts payable and accrued liabilities	5,568	8,890	(18,872)
Share of profit of equity-accounted investments	(8,737)	(5,953)	(4,976)
Dividends received from equity-accounted investments	9,681	6,519	4,903
Deferred taxation and decommissioning and other provisions	1,768	(1,934)	(1,925)
Other	(949)	(10)	(1,879)

Net cash from operating activities (pre-tax)	59,393	42,712	30,731
Taxation paid	(22,622)	(15,362)	(9,243)

Net cash from operating activities	36,771	27,350	21,488

Cash flow from investing activities
Capital expenditure	(26,301)	(26,940)	(26,516)
Investments in equity-accounted investments	(1,886)	(2,050)	(2,955)
Proceeds from sale of assets	6,990	3,325	1,325
Proceeds from sale of equity-accounted investments	468	3,591	1,633
Proceeds from sale/(purchases) of securities (net)	90	(34)	(105)
Interest received	196	136	384

Net cash used in investing activities	(20,443)	(21,972)	(26,234)

Cash flow from financing activities
Net (decrease)/increase in debt with maturity period within three months	(3,724)	4,647	(6,507)
Other debt:
New borrowings	1,249	7,849	19,742
Repayments	(4,649)	(3,240)	(2,534)
Interest paid	(1,665)	(1,312)	(902)
Change in non-controlling interest	8	381	62
Cash dividends paid to:
Royal Dutch Shell plc shareholders	(6,877)	(9,584)	(10,526)
Non-controlling interest	(438)	(395)	(191)
Repurchases of shares	(1,106)	–	–
Shares held in trust: net (purchases)/sales and dividends received	(929)	187	27

Net cash used in financing activities	(18,131)	(1,467)	(829)

Currency translation differences relating to cash and cash equivalents	(349)	(186)	106

(Decrease)/increase in cash and cash equivalents	(2,152)	3,725	(5,469)
Cash and cash equivalents at January 1	13,444	9,719	15,188

Cash and cash equivalents at December 31	11,292	13,444	9,719

The Notes on pages 105 to 140 form an integral part of these Consolidated Financial Statements.

Shell Annual Report and Form 20-F 2011	105
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

Under the provisions of the Companies Act 2006 and Article 4 of the International Accounting Standards (IAS) Regulation, the Consolidated Financial Statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively known as “Shell”) have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to Shell, there are no material differences from IFRS as issued by the International Accounting Standards Board (IASB); therefore, the Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The Consolidated Financial Statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities and other derivative contracts.

The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 14, 2012.

The accounting policies in Note 2 have been applied consistently in all periods presented. There were no material changes to those accounting policies during the year.

Accounting standards not yet adopted
IFRS 9 Financial Instruments, as issued in 2009 and revised in 2010, is required to be adopted by 2015. The Standard’s impact on Shell is principally limited to its investments in securities, some of which may be measured differently when the Standard is adopted; the full impact of the changes in accounting for financial instruments will not be known until the IASB’s project has been completed.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and revised standards IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures were issued during 2011 and are required to be adopted, with retrospective effect, by 2013. The standards reinforce the principles for determining when an investor controls another entity, amend in certain cases the accounting for arrangements where an investor has joint control and introduce changes to certain disclosures. The impact of the changes is currently under review, although adoption of these standards will not affect Shell’s income for the period or total equity.

Revised IAS 19 Employee Benefits was issued during 2011 and is required to be adopted, with retrospective effect, by 2013. The revision eliminates the use of the corridor method of accounting for actuarial gains and losses arising in connection with defined benefit plans and introduces changes to the way in which such plans are accounted for in income and other comprehensive income. The impact of the changes is currently under review. Note 18 gives an indication of the pre-tax impact that full recognition of actuarial gains and losses would have had on Shell’s total equity had the revised standard already been adopted.

IFRS 13 Fair Value Measurement was issued during 2011 and is required to be adopted, with prospective effect, by 2013. The standard affects nearly all instances where assets and liabilities are currently measured at fair value, primarily by refining the measurement concept to represent an asset or liability’s exit value. The standard also introduces certain additional considerations to the measurement process. The impact of the changes is currently under review, but is not expected to be material.

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

Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases, using consistent accounting policies. All inter-company balances and transactions, including unrealised profits arising from such transactions, are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Non-controlling interest represents the proportion of income, other comprehensive income and net assets in subsidiaries that is not attributable to the Company’s shareholders.

Nature of operations and segmental reporting
Shell is engaged in the principal aspects of the oil and gas industry in more than 80 countries and reports its business through three segments. Upstream combines the operating segments Upstream International and Upstream Americas, which have similar characteristics and are engaged in searching for and recovering crude oil and natural gas; the liquefaction and transportation of gas; the extraction of bitumen from oil sands that is converted into synthetic crude oil; and wind energy. Downstream is engaged in manufacturing; distribution and marketing activities for oil products and chemicals; in alternative energy (excluding wind); and CO2 management. Corporate represents the key support functions, comprising holdings and treasury, headquarters, central functions and Shell’s self-insurance activities. Integrated within the Upstream and Downstream segments are Shell’s trading activities. Sales between segments are based on prices generally equivalent to commercially available prices.

106	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Net capital investment information is presented as measured based on capital expenditure as reported in the Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals; exploration expense excluding exploration wells written off; investments in equity-accounted investments; and leases and other items. CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Revenue recognition
Revenue from sales of oil, natural gas, chemicals and all other products is recognised at the fair value of consideration received or receivable, after deducting sales taxes, excise duties and similar levies, when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. For sales by Upstream operations, this generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism; for sales by refining operations, it is either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms; and for wholesale sales of oil products and chemicals it is either at the point of delivery or the point of receipt, depending on contractual conditions.

Revenue resulting from the production of oil and natural gas from properties in which Shell has an interest with partners in joint operations is recognised on the basis of Shell’s working interest (entitlement method). Revenue resulting from the production of oil and natural gas under production-sharing contracts is recognised for those amounts relating to Shell’s cost recoveries and Shell’s share of the remaining production. Gains and losses on derivative contracts and the revenue and costs associated with other contracts that are classified as held for trading purposes are reported on a net basis in the Consolidated Statement of Income. Purchases and sales of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock for refinery operations are presented net in the Consolidated Statement of Income.

Property, plant and equipment and intangible assets

A – RECOGNITION
Property, plant and equipment comprise assets owned by Shell, assets held by Shell under finance leases and assets operated by Shell as contractor in production-sharing contracts. Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recognised in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see “Provisions”), certain development costs (see “Research and development”) and the effects of associated cash flow hedges (see “Derivative contracts”) as applicable. The accounting for exploration costs is described separately below (see “Exploration costs”). Intangible assets include goodwill, capitalised software costs and trademarks. Interest is capitalised, as an increase in property, plant and equipment, on major capital projects during construction.

Property, plant and equipment and intangible assets are subsequently carried at cost less accumulated depreciation, depletion and amortisation (including any impairment). Gains and losses on disposals are determined by comparing the proceeds with the carrying amounts of assets sold and are recognised in income, within interest and other income.

B – DEPRECIATION, DEPLETION AND AMORTISATION
Property, plant and equipment related to hydrocarbon production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful lives differ from the lifetime of the field, in which case the straight-line method is applied. Rights and concessions are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Where individually insignificant, unproved properties may be grouped and depreciated based on factors such as the average concession term and past experience of recognising proved reserves.

Other property, plant and equipment and intangible assets are depreciated and amortised on a straight-line basis over their estimated useful lives, except for goodwill, which is not amortised. They include major inspection costs, which are depreciated over the estimated period before the next planned major inspection (three to five years), and the following:

Asset type	Useful life

Upgraders	30 years
Refineries and chemical plants	20 years
Retail service stations	15 years
Property, plant and equipment held under finance leases	lease term
Software	5 years
Trademarks	40 years

Estimates of the useful lives and residual values of property, plant and equipment and intangible assets are reviewed annually and adjusted if appropriate.

Shell Annual Report and Form 20-F 2011	107
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

Value-in-use is determined as the amount of estimated risk-adjusted discounted future cash flows. For this purpose, assets are grouped into cash-generating units based on separately identifiable and largely independent cash inflows. Estimates of future cash flows used in the evaluation of impairment of assets are made using management’s forecasts of commodity prices, market supply and demand, product margins and, in the case of exploration and production assets, expected production volumes. The latter takes into account assessments of field and reservoir performance and includes expectations about both proved reserves and volumes that are expected to constitute proved reserves in the future (unproved volumes), which are risk-weighted utilising geological, production, recovery and economic projections. Cash flow estimates are risk-adjusted to reflect local conditions as appropriate and discounted at a rate based on Shell’s marginal cost of debt.

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

Exploration costs
Oil and natural gas exploration costs are accounted for under the successful efforts method: exploration costs are recognised in income when incurred, except that exploratory drilling costs are included in property, plant and equipment pending determination of proved reserves. Exploration costs capitalised in respect of exploration wells that are more than 12 months old are written off unless (a) proved reserves are booked, or (b) (i) they have found commercially producible quantities of reserves, and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is underway or firmly planned for the near future or other activities are being undertaken to sufficiently progress the assessing of reserves and the economic and operating viability of the project.

Associates and joint ventures
Investments in entities over which Shell has the right to exercise significant influence but not control are classified as associates. Arrangements under which Shell has contractually agreed to share control with another party or parties are joint ventures, which may be incorporated (jointly controlled entities) or unincorporated (jointly controlled assets).

Interests in associates and jointly controlled entities are accounted for using the equity method, under which the investment is initially recognised at cost and subsequently adjusted for the Shell share of post-acquisition income less dividends received and the Shell share of other comprehensive income and other movements in equity, together with any loans of a long-term investment nature. Interests in jointly controlled assets are recognised by including the Shell share of assets, liabilities, income and expenses on a line-by-line basis. Where necessary, adjustments are made to the financial statements of associates and joint ventures to bring the accounting policies used into line with those of Shell. In an exchange of assets and liabilities for an interest in a jointly controlled entity, the non-Shell share of any excess of the fair value of the assets and liabilities transferred over the pre-exchange carrying amounts is recognised in income. Unrealised gains on other transactions between Shell and its associates and joint ventures are eliminated to the extent of Shell’s interest in them; unrealised losses are treated similarly but may also result in an assessment of whether the asset transferred is impaired.

Inventories
Inventories are stated at cost or net realisable value, whichever is lower. Cost comprises direct purchase costs (including transportation), cost of production and manufacturing and taxes, and is determined using the first-in, first-out (FIFO) method for oil and chemicals and by the weighted average cost method for materials.

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

108	Shell Annual Report and Form 20-F 2011
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

Employee benefits

A – EMPLOYEE RETIREMENT PLANS (PENSIONS)
Retirement plans that define the amount of pension benefit to be provided (“defined benefit plans”) generally are funded by payments to independent trusts. Where a plan is not funded, a provision is made. Valuations of both funded and unfunded plans are carried out annually by independent actuaries, using the projected unit credit method to calculate the defined benefit obligation. Pension expense principally represents the increase in the actuarial present value of the obligation for pension benefits based on employee service during the year and the interest on this obligation in respect of employee service in previous years, net of the expected return on plan assets.

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

For retirement plans where benefits depend solely on the amount contributed to the employee’s account and the investment returns earned on these contributions (“defined contribution plans”), pension expense is the amount of employer contributions payable for the period.

B – RETIREMENT BENEFITS OTHER THAN PENSIONS
Retirement healthcare and life insurance benefits are provided to certain retirees, the entitlement to which is usually dependent upon the employee remaining in service up to retirement age and the completion of a minimum service period. These plans are not funded and a provision is made. Valuations of benefits are carried out annually by independent actuaries, using the projected unit credit method to calculate the defined benefit obligation.

The expected cost of retirement benefits other than pensions is accrued over the periods employees render service. Actuarial gains and losses are accounted for using the corridor method, as described above.

C – SHARE-BASED COMPENSATION PLANS
The fair value of share-based compensation for the Performance Share Plan (the main equity-settled plan) is estimated using a Monte Carlo pricing model and is recognised in income from the date of grant over the vesting period with a corresponding increase directly in equity. The periodic change in the fair value of share-based compensation for cash-settled plans is recognised in income with a corresponding change in liabilities.

Leases
Agreements under which payments are made to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and rewards of ownership are recognised at the commencement of the lease term as finance leases within property, plant and equipment and debt at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Finance lease payments are apportioned between interest expense and repayments of debt. All other leases are recorded as operating leases, and the cost is recognised in income on a straight-line basis.

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

Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand, including offsetting bank overdrafts, short-term deposits, money market funds and commercial paper that have a maturity of three months or less at the date of acquisition.

Shell Annual Report and Form 20-F 2011	109
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

C – DERIVATIVE CONTRACTS
Derivatives are used in the management of interest rate risk, foreign currency risk and commodity price risk, and in the management of foreign currency cash balances. These derivative contracts are recognised at fair value.

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

Fair value measurements
Fair value measurements are estimates of the amounts for which assets or liabilities (generally financial instruments and other derivative contracts) could be exchanged at the measurement date, based on the assumption that such exchanges take place between knowledgeable, unrelated parties in unforced transactions. Where available, fair value measurements are derived from prices quoted in active markets for identical assets or liabilities. In the absence of such information, other observable inputs are used to estimate fair value. Inputs derived from external sources are corroborated or otherwise verified, as appropriate. In the absence of publicly available information, fair value is determined using estimation techniques that take into account market perspectives relevant to the asset or liability, in as far as they can reasonably be ascertained, based on predominantly unobservable inputs. For derivative contracts where publicly available information is not available and for share-based compensation plans, fair value estimations are generally determined using models and other valuation methods, the key inputs for which include future prices, volatility, price correlation, counterparty credit risk and market liquidity, as appropriate; for other assets and liabilities, fair value estimations are generally based on the net present value of expected future cash flows.

Provisions
Provisions are recognised at the balance sheet date at management’s best estimate, using risk-adjusted future cash flows, of the present value of the expenditure required to settle the present obligation. Non-current amounts are discounted using the risk-free rate. Specific details for decommissioning and restoration costs and environmental remediation are described below. The carrying amounts of provisions are regularly reviewed and adjusted for new facts or changes in law or technology.

Provisions for decommissioning and restoration costs, which arise principally in connection with hydrocarbon production facilities and pipelines, are measured on the basis of current requirements, technology and price levels; the present value is calculated using amounts discounted over the useful economic life of the assets. The liability is recognised (together with a corresponding amount as part of the related property, plant and equipment) once an obligation crystallises in the period when a reasonable estimate can be made. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are reflected on a prospective basis, generally by adjustment to the carrying amount of the related property, plant and equipment.

110	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

Provisions for environmental remediation costs resulting from ongoing or past operations or events are recognised in the period in which an obligation arises and the amount can be reasonably estimated. Provisions are measured based on current legal requirements and existing technology. Recognition of any joint and several liability is based upon management’s best estimate of the final pro rata share of the liability. Provisions are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when virtually certain of realisation.

Shares held in trust
Shares in the Company held by employee share ownership trusts are not included in assets but are reflected at cost as a deduction from equity as shares held in trust.

Research and development
Development costs that are expected to generate probable future economic benefits are capitalised as intangible assets. All other research and development expenditure is recognised in income as incurred, with the exception of that on buildings and major items of equipment that have alternative use.

Acquisitions and disposals of interests in a business
Assets acquired and liabilities assumed when control is obtained over a business are recognised at their fair value at the date of the acquisition; the amount of the purchase consideration above this value is recognised as goodwill, with any non-controlling interest recognised as the proportionate share of the identifiable net assets. Acquisitions of the non-controlling interest in subsidiaries and disposals of shares in subsidiaries while retaining control are accounted for as transactions within equity. The difference between the purchase consideration or disposal proceeds and the relevant proportion of the non-controlling interest is reported in retained earnings as a movement in equity attributable to the Company’s shareholders.

Currency translation
Foreign currency transactions are translated using the exchange rate at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at quarter-end exchange rates of monetary assets and liabilities denominated in foreign currencies (including those in respect of inter-company balances unless related to quasi-equity loans) are recognised in income, except when deferred in equity as qualifying cash flow hedges, and presented within interest and other income or within purchases where not related to financing. Share capital issued in currencies other than the Company’s functional currency is translated into the functional currency at the exchange rate at the date of issue.

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

Consolidated Statement of Income presentation
Purchases reflect all costs related to the acquisition of inventories, the effects of the changes therein, and include supplies used for conversion into finished or intermediate products. Production and manufacturing expenses are the costs of operating, maintaining and managing production and manufacturing assets. Selling, distribution and administrative expenses include direct and indirect costs of marketing and selling products.

3 KEY ACCOUNTING ESTIMATES AND JUDGEMENTS

In order to prepare the Consolidated Financial Statements in conformity with IFRS, management has to make estimates and judgements. The matters described below are considered to be the most important in understanding the judgements that are involved in preparing these statements and the uncertainties that could impact the amounts reported in the results of operations, financial condition and cash flows. Shell’s accounting policies are described in Note 2.

Estimation of proved oil and gas reserves
Unit-of-production depreciation, depletion and amortisation charges are principally measured based on management’s estimates of proved developed oil and gas reserves. Estimates of proved reserves are also used in the determination of impairment charges and reversals. Also, exploration drilling costs are capitalised pending the results of further exploration or appraisal activity, which may take several years to complete and before any related proved reserves can be booked.

Proved reserves are estimated by reference to available geological and engineering data and only include volumes for which access to market is assured with reasonable certainty. Estimates of proved reserves are inherently imprecise, require the application of judgement and are subject to regular revision, either upward or downward, based on new information such as from the drilling of additional wells, observation of long-term reservoir performance under producing conditions and changes in economic factors, including product prices, contract terms or development plans.

Changes to estimates of proved developed reserves affect prospectively the amounts of depreciation, depletion and amortisation charged and, consequently, the carrying amounts of exploration and production assets. It is expected, however, that in the normal course of business the diversity

Shell Annual Report and Form 20-F 2011	111
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 3 continued]

of the asset portfolio will limit the effect of such revisions. The outcome of, or assessment of plans for, exploration or appraisal activity may result in the related capitalised exploration drilling costs being recorded in income in that period.

Information about the carrying amounts of exploration and production assets and the amounts charged to income, including depreciation, depletion and amortisation, is presented in Note 9.

Impairment of assets
For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment or its reversal, the key assumptions management uses in estimating risk-adjusted future cash flows for value-in-use measures are future oil and gas prices, expected production volumes and refining margins appropriate to the local circumstances and environment. These assumptions and the judgements of management that are based on them are subject to change as new information becomes available. Changes in economic conditions can also affect the rate used to discount future cash flow estimates.

Future price assumptions tend to be stable because management does not consider short-term increases or decreases in prices as being indicative of long-term levels, but they are nonetheless subject to change. Expected production volumes, which comprise proved reserves and unproved volumes, are used for impairment testing because management believes this to be the most appropriate indicator of expected future cash flows. As discussed in “Estimation of proved oil and gas reserves”, reserves estimates are inherently imprecise. Furthermore, projections about unproved volumes are based on information that is necessarily less robust than that available for mature reservoirs. Due to the nature and geographical spread of the business activity in which those assets are used, it is typically not practicable to estimate the likelihood or extent of impairments under different sets of assumptions. The discount rate applied is reviewed annually, although it has been stable in recent years.

Changes in assumptions could affect the carrying amounts of assets, and impairment charges and reversals will affect income.

Information about the carrying amounts of assets and impairments is presented in Notes 8 and 9.

Defined benefit pension plans
The amounts reported for employee retirement plans are presented in Note 18. Defined benefit plan assets and obligations are subject to significant volatility as market values and actuarial assumptions change. Under the accounting policy applied, volatility in the amounts recognised in the Consolidated Financial Statements is reduced as the methodology provides for unexpected changes in the amount of plan assets and benefit obligations (actuarial gains and losses) to be amortised over the expected average remaining working lives of the employees participating in the plan rather than being recognised immediately in the Consolidated Financial Statements.

Local trustees manage the pension funds and set the required contributions based on independent actuarial valuation in accordance with local regulations rather than the IFRS measures.

Pension expense for these plans principally represents the change in actuarial present value of the obligation for benefits based on employee service during the year and the interest on the obligation in respect of employee service in previous years, net of the expected return on plan assets. The calculations are sensitive to changes in the assumptions made regarding future outcomes. Substantial judgement is required in determining the assumptions, which vary for the different plans to reflect local conditions but are determined under a common process in consultation with independent actuaries. The principal assumptions and their bases include:

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

The assumptions are reviewed annually. The weighted average values applicable for the principal plans are presented in Note 18, together with information on sensitivities.

Decommissioning and restoration costs
Provisions are recognised for the future decommissioning and restoration of hydrocarbon production facilities and pipelines at the end of their economic lives. The estimated cost is recognised in income over the life of the proved developed reserves on a unit-of-production basis or on a straight-line basis, as applicable. Changes in the estimates of costs to be incurred, proved developed reserves or in the rate of production will therefore impact income, generally over the remaining economic life of the related assets.

Estimates of the amounts of provisions recognised are based on current legal and constructive requirements, technology and price levels. Because actual outflows can differ from estimates due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take

112	Shell Annual Report and Form 20-F 2011
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

Note 17 contains information on taxation charges, on the deferred tax assets that are recognised, including periodic movements, and on the losses on which deferred tax is not currently recognised.

4 SEGMENT INFORMATION

A – Income information by business segment

2011		$ MILLION
	Upstream	Downstream	Corporate	Total

Revenue and other income
Revenue
Third party	42,260	427,864	47	470,171
Inter-segment	49,431	782	–
Share of profit/(loss) of equity-accounted investments	7,127	1,896	(286)	8,737
Interest and other income	4,150	1,106	325	5,581

Total				484,489

Earnings on a current cost of supplies basis	24,455	4,289	86	28,830

Other items
Depreciation, depletion and amortisation charge of which:	8,827	4,251	150	13,228
Impairment losses	325	1,194	–	1,519
Impairment reversals	–	4	–	4
Interest expense	756	83	534	1,373
Taxation charge/(credit)	23,994	1,632	(1,151)	24,475

2010		$ MILLION
	Upstream	Downstream	Corporate	Total

Revenue and other income
Revenue
Third party	32,395	335,604	57	368,056
Inter-segment	35,803	612	–
Share of profit/(loss) of equity-accounted investments	4,900	1,167	(114)	5,953
Interest and other income	3,616	418	109	4,143

Total				378,152

Earnings on a current cost of supplies basis	15,935	2,950	91	18,976

Other items
Depreciation, depletion and amortisation charge of which:	11,144	4,254	197	15,595
Impairment losses	1,724	1,192	39	2,955
Impairment reversals	40	8	–	48
Interest expense	663	84	249	996
Taxation charge/(credit)	14,822	998	(950)	14,870

Shell Annual Report and Form 20-F 2011	113
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 4 continued]

2009		$ MILLION
	Upstream	Downstream	Corporate	Total

Revenue and other income
Revenue
Third party	27,996	250,104	88	278,188
Inter-segment	27,144	258	–
Share of profit of equity-accounted investments	3,852	1,110	14	4,976
Interest and other income	652	480	833	1,965

Total				285,129

Earnings on a current cost of supplies basis	8,354	258	1,310	9,922

Other items
Depreciation, depletion and amortisation charge of which:	9,875	4,399	184	14,458
Impairment losses	792	1,616	10	2,418
Impairment reversals	432	151	–	583
Interest expense/(credit)	645	84	(187)	542
Taxation charge/(credit)	8,942	195	(835)	8,302

Segment earnings on a current cost of supplies basis reconcile to income for the period as follows:

	$ MILLION
	2011	2010	2009

Total segment earnings on a current cost of supplies basis	28,830	18,976	9,922
Current cost of supplies adjustment:
Purchases	2,825	1,789	3,242
Taxation	(789)	(510)	(895)
Share of profit of equity-accounted investments	319	219	449

Income for the period	31,185	20,474	12,718

B – Net capital investment and equity-accounted investments by business segment

NET CAPITAL INVESTMENT	$ MILLION
	2011	2010	2009

Net capital investment
Upstream	19,083	21,222	22,326
Downstream	4,342	2,358	6,232
Corporate	78	100	324

Total	23,503	23,680	28,882
Proceeds from disposals	7,548	6,882	2,853

Capital investment	31,051	30,562	31,735
Exploration expense, excluding exploration wells written off	(1,462)	(1,214)	(1,186)
Investments in equity-accounted investments	(1,886)	(2,050)	(2,955)
Leases and other adjustments	(1,402)	(358)	(1,078)

Capital expenditure	26,301	26,940	26,516

EQUITY-ACCOUNTED INVESTMENTS	$ MILLION
	Dec 31, 2011	Dec 31, 2010

Upstream	21,683	20,955
Downstream	16,303	12,453
Corporate	4	6

Total	37,990	33,414

114	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 4 continued]

C – Information by geographical area

2011	$ MILLION
	Europe	Asia, Oceania, Africa	USA	Other Americas	Total

Third-party revenue, by origin	187,498	148,260	91,946	42,467	470,171
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	27,509	83,409	44,234	39,440	194,592

2010	$ MILLION
	Europe	Asia, Oceania, Africa	USA	Other Americas	Total

Third-party revenue, by origin	137,359	110,955	77,660	42,082	368,056
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	28,580	76,553	39,934	36,091	181,158

2009	$ MILLION
	Europe	Asia, Oceania, Africa	USA	Other Americas	Total

Third-party revenue, by origin	103,424	80,398	60,721	33,645	278,188
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	33,404	67,822	32,082	34,842	168,150

5 EMPLOYEES, DIRECTORS AND SENIOR MANAGEMENT

A – Employee expense

	$ MILLION
	2011	2010	2009

Remuneration	11,158	10,667	10,608
Social law taxes	774	758	818
Retirement benefits (see Note 18)	1,804	1,980	2,679
Share-based compensation (see Note 22)	754	701	642

Total	14,490	14,106	14,747

In addition, redundancy costs in 2011 were $373 million (2010: $142 million; 2009: $1,535 million). See also Note 19.

B – Average employee numbers

	THOUSAND
	2011	2010	2009

Upstream	27	26	23
Downstream	51	59	62
Corporate	12	12	16

Total	90	97	101

Employees working in business service centres are included in the Corporate segment.

Shell Annual Report and Form 20-F 2011	115
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 5 continued]

C – Remuneration of Directors and Senior Management

	$ MILLION
	2011	2010	2009

Short-term benefits	27.3	27.8	31.1
Retirement benefits	3.2	2.9	3.4
Share-based compensation	36.0	22.6	32.7
Realised gains on exercise of share options	2.1	2.6	0.5

Short-term benefits comprise salaries and fees, annual bonuses (recognised in the period for which performance is assessed) and cash, car and other benefits.

Directors and Senior Management comprise the members of the Executive Committee and the Non-executive Directors of the Company.

6 INTEREST AND OTHER INCOME

	$ MILLION
	2011	2010	2009

Interest income	209	153	384
Dividend income (from investments in securities)	830	399	270
Net gains on sale of assets	4,485	3,276	781
Foreign exchange gains/(losses) on financing activities	63	(17)	440
Other	(6)	332	90

Total	5,581	4,143	1,965

Net gains on sale of assets in 2011 arose from divestments of interests and other portfolio transactions including Rio Grande Valley assets in the USA and other Upstream interests in Nigeria, Brazil and Cameroon and Downstream interests in Chile (2010: Upstream interests in Australia (see also Note 10), Nigeria and the USA; 2009: Downstream interests in Singapore).

Other net foreign exchange losses of $31 million (2010: $18 million gains; 2009: $74 million gains) are included in purchases.

7 INTEREST EXPENSE

	$ MILLION
	2011	2010	2009

Interest incurred and similar charges	1,292	1,231	1,105
Less: interest capitalised	(674)	(969)	(1,088)
Other net fair value gains on fair value hedges of debt	(83)	(13)	(203)
Accretion expense (see Note 19)	838	747	728

Total	1,373	996	542

The rate applied in determining the amount of interest capitalised in 2011 was 3% (2010: 3%; 2009: 4%).

116	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

8 INTANGIBLE ASSETS

2011	$ MILLION
	Goodwill	Software and other	Total

Cost
At January 1	3,383	4,429	7,812
Additions	–	291	291
Sales, retirements and other movements	(358)	(241)	(599)
Currency translation differences	(45)	(68)	(113)

At December 31	2,980	4,411	7,391

Depreciation, depletion and amortisation, including impairments
At January 1	393	2,380	2,773
Charge for the year	31	350	381
Sales, retirements and other movements	(62)	(177)	(239)
Currency translation differences	(2)	(43)	(45)

At December 31	360	2,510	2,870

Net carrying amount at December 31	2,620	1,901	4,521

2010	$ MILLION
	Goodwill	Software and other	Total

Cost
At January 1	3,436	4,654	8,090
Additions	–	339	339
Sales, retirements and other movements	(65)	(482)	(547)
Currency translation differences	12	(82)	(70)

At December 31	3,383	4,429	7,812

Depreciation, depletion and amortisation, including impairments
At January 1	296	2,438	2,734
Charge for the year	115	366	481
Sales, retirements and other movements	(19)	(381)	(400)
Currency translation differences	1	(43)	(42)

At December 31	393	2,380	2,773

Net carrying amount at December 31	2,990	2,049	5,039

Goodwill at December 31, 2011 and 2010, principally related to Pennzoil-Quaker State Company, a lubricants business in the Downstream segment based largely in North America. For impairment testing purposes, cash flow projections for this business reflected long-term growth rates that were assumed to be equal to the average expected inflation rate for the USA (2011: 2.0%; 2010: 2.0%) and were adjusted for a variety of risks, in particular volume and margin deterioration. The nominal pre-tax discount rate applied was 6% (2010: 6%).

9 PROPERTY, PLANT AND EQUIPMENT

2011	$ MILLION
	Exploration and production assets

	Exploration and evaluation	Production	Manufacturing and distribution	Other	Total

Cost
At January 1	26,052	166,345	65,908	27,220	285,525
Additions	7,971	11,859	3,919	2,950	26,699
Sales, retirements and other movements	(5,451)	(1,363)	(3,722)	(2,644)	(13,180)
Currency translation differences	(221)	(1,776)	(693)	(797)	(3,487)

At December 31	28,351	175,065	65,412	26,729	295,557

Depreciation, depletion and amortisation, including impairments
At January 1	2,095	94,944	30,797	14,984	142,820
Charge for the year	595	7,814	3,359	1,079	12,847
Sales, retirements and other movements	(315)	(5,008)	(3,353)	(1,697)	(10,373)
Currency translation differences	(24)	(956)	(426)	(412)	(1,818)

At December 31	2,351	96,794	30,377	13,954	143,476

Net carrying amount at December 31	26,000	78,271	35,035	12,775	152,081

Shell Annual Report and Form 20-F 2011	117
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 9 continued]

2010	$ MILLION
	Exploration and production assets

	Exploration and evaluation	Production	Manufacturing and distribution	Other	Total

Cost
At January 1	20,425	155,340	66,034	29,017	270,816
Additions	9,763	12,243	4,250	1,673	27,929
Sales, retirements and other movements	(4,598)	(1,927)	(3,854)	(3,088)	(13,467)
Currency translation differences	462	689	(522)	(382)	247

At December 31	26,052	166,345	65,908	27,220	285,525

Depreciation, depletion and amortisation, including impairments
At January 1	1,899	90,579	30,810	15,909	139,197
Charge for the year	1,491	9,352	2,701	1,570	15,114
Sales, retirements and other movements	(1,257)	(4,821)	(2,367)	(2,192)	(10,637)
Currency translation differences	(38)	(166)	(347)	(303)	(854)

At December 31	2,095	94,944	30,797	14,984	142,820

Net carrying amount at December 31	23,957	71,401	35,111	12,236	142,705

With effect from 2011, gas-to-liquids production assets are presented within manufacturing and distribution. Comparative information is reclassified.

The net carrying amount at December 31, 2011, includes $24,494 million (2010: $43,036 million) of assets in the course of construction. This amount excludes exploration and evaluation assets.

The minimum contractual commitments for capital expenditure at December 31, 2011, amounted to $4.9 billion (2010: $1.7 billion).

Exploration and production assets at December 31, 2011, include rights and concessions in respect of proved and unproved properties of $26,422 million (2010: $24,473 million). Exploration and evaluation assets principally include unproved properties (rights and concessions) and capitalised exploration drilling costs.

The net carrying amounts at December 31 include assets held under finance leases of:

	$ MILLION
	2011	2010

Exploration and production assets	1,759	1,887
Manufacturing and distribution	802	854
Other	574	521

Total	3,135	3,262

The business of East Resources Management, LLC. (East Resources) was acquired in 2010 for net cash consideration of $4,545 million. The assets of East Resources principally comprise oil and gas properties located in the Marcellus shale in the north-east USA, the majority of which are unproved, and as a result of the acquisition, property, plant and equipment increased by $4,560 million. Sundry other assets and liabilities were also recognised following the acquisition.

Included within additions and sales, retirements and other movements in 2010 is the effect of an exchange of assets held by Shell in Norway for assets held by Hess Corporation in Gabon and the UK.

The depreciation, depletion and amortisation charge for the year includes impairment losses and reversals as follows:

	$ MILLION
	2011	2010	2009

Impairment losses
Exploration and production assets	317	1,620	777
Manufacturing and distribution	1,134	1,140	1,466
Other	36	33	144

Total	1,487	2,793	2,387

Impairment reversals
Exploration and production assets	–	40	432
Manufacturing and distribution	4	7	151
Other	–	1	–

Total	4	48	583

118	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 9 continued]

Impairment losses and reversals have been recognised in the year in respect of a number of cash-generating units, although no single instance is individually significant. Impairment charges were driven generally by changes in development and production plans in Upstream and by lower refining margins in Downstream. Information on the segments affected is given in Note 4.

Capitalised exploration drilling costs were as follows:

	$ MILLION
	2011	2010	2009

At January 1	4,218	3,614	3,247
Additions pending determination of proved reserves	3,742	2,598	2,041
Amounts charged to expense	(351)	(279)	(350)
Reclassifications to productive wells on determination of proved reserves	(2,022)	(1,779)	(931)
Other movements, including acquisitions, disposals and currency translation differences	(289)	64	(393)

At December 31	5,298	4,218	3,614

Exploration drilling costs capitalised for periods greater than one year at December 31, analysed according to the most recent year of activity, are as follows:

	2011

	$ million	Number of wells

Between one and five years	2,321	159
Between six and ten years	256	17

Total	2,577	176

Amounts capitalised for periods greater than one year at December 31, 2011, comprise $943 million relating to 15 projects where drilling activities were underway or firmly planned for the future and $1,634 million relating to 27 projects awaiting development concepts, and are analysed according to the most recent year of activity, as follows:

	2011

	$ million	Number of projects

Between one and five years	2,573	41
Between six and ten years	4	1

Total	2,577	42

10 ASSOCIATES AND JOINT VENTURES

A – Information on the Shell share of equity-accounted investments

								$ MILLION
	2011			2010			2009

	Associates	Jointly controlled entities	Total	Associates	Jointly controlled entities	Total	Associates	Jointly controlled entities	Total

Revenue	36,688	66,349	103,037	27,759	44,641	72,400	23,136	36,456	59,592
Income for the period	3,956	4,781	8,737	2,310	3,643	5,953	1,397	3,579	4,976

Shell Annual Report and Form 20-F 2011	119
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 10 continued]

	$ MILLION
	Dec 31, 2011			Dec 31, 2010

	Associates	Jointly controlled entities	Total	Associates	Jointly controlled entities	Total

Current assets	7,809	14,048	21,857	6,203	12,836	19,039
Non-current assets	27,467	30,689	58,156	26,467	23,333	49,800

Total assets	35,276	44,737	80,013	32,670	36,169	68,839

Current liabilities	7,078	8,953	16,031	5,424	8,195	13,619
Non-current liabilities	14,746	11,246	25,992	13,190	8,616	21,806

Total liabilities	21,824	20,199	42,023	18,614	16,811	35,425

Total assets less total liabilities	13,452	24,538	37,990	14,056	19,358	33,414

Investments in associates and jointly controlled entities comprise equity interests and quasi-equity loans.

B – Major investments in associates and joint ventures

				DECEMBER 31, 2011
Segment	Name	Description	Country of incorporation	Shell interest (%	)	Fair value ($1 million)

Upstream
	Aera	Jointly controlled entity	USA	52
	Arrow	Jointly controlled entity	Australia	50
	Brunei LNG	Associate	Brunei	25
	Brunei Shell	Jointly controlled entity	Brunei	50
	NAM	Jointly controlled entity	The Netherlands	50
	Nigeria LNG	Associate	Nigeria	26
	Oman LNG	Associate	Oman	30
	Qatargas 4 LNG	Associate	Qatar	30
	Sakhalin Energy	Associate	Bermuda	28
	Woodside	Associate	Australia	24		5,912

Downstream
	CNOOC and Shell Petrochemicals (Nanhai)	Jointly controlled entity	China	50
	Deer Park	Jointly controlled entity	USA	50
	Infineum	Jointly controlled entity	The Netherlands	50
	Motiva	Jointly controlled entity	USA	50
	Raízen	Jointly controlled entity	Brazil	50
	Saudi Arabia Petrochemical	Jointly controlled entity	Saudi Arabia	50
	Saudi Aramco Shell Refinery	Jointly controlled entity	Saudi Arabia	50
	Showa Shell	Associate	Japan	35		883

All shareholdings in the above entities are in ordinary shares or the equivalent and are stated to the nearest percentage point. Fair value information is stated for those associates for which there are published price quotations, and represent the relevant share price on December 31, 2011, multiplied by the number of shares held.

Although Shell has a 52% investment in Aera, the governing agreements and constitutive documents for this entity do not allow Shell to control this entity as voting control is either split 50:50 between the shareholders or requires unanimous approval of the shareholders or their representatives. Consequently, this entity has not been consolidated.

In 2011, Shell and Cosan S.A. established Raízen, a biofuel venture operating in Brazil. Under the terms of the agreement, Shell’s contribution comprised cash of $1,699 million and ethanol production technology and other Downstream assets.

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

Shell has other major Upstream joint venture activities that operate as jointly controlled assets.

120	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 10 continued]

C – Transactions between subsidiaries and equity-accounted investments
Transactions with equity-accounted investments principally comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

	$ MILLION
	2011	2010	2009

Charges to equity-accounted investments	55,280	38,368	28,399
Charges from equity-accounted investments	47,615	34,827	27,494

Balances outstanding at December 31, 2011 and 2010, in respect of the above transactions are presented in Notes 12 and 16.

Other arrangements in respect of equity-accounted investments at December 31 were as follows:

	$ BILLION
	2011	2010

Shell commitments to purchases from equity-accounted investments	192.0	179.9
Guarantees issued in respect of equity-accounted investments	2.2	2.4

11 INVESTMENTS IN SECURITIES

Investments in securities at December 31, 2011, comprise equity and debt securities. Equity securities principally comprise 15% interests in each of the Malaysia LNG Dua Sendirian Berhad and Malaysia LNG Tiga Sendirian Berhad projects. Debt securities comprise a portfolio required to be held by Shell’s insurance companies as security for their activities.

Equity and debt securities carried at fair value totalled $5,248 million at December 31, 2011 (2010: $3,544 million), with the remainder carried at cost. Of these, $1,218 million (2010: $1,156 million) are measured by reference to prices in active markets for identical assets, and $4,030 million (2010: $2,388 million) are measured by reference to predominantly unobservable inputs. Assets in the latter category, all of which are equity securities, are measured based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value. In the case of the Malaysia LNG investments referred to above, were the oil price premise used in their valuation to be decreased by $10 per barrel, their carrying amount would decrease by $379 million (2010: $549 million). Movements in the carrying amounts of investments in securities measured using predominantly unobservable inputs were as follows:

	$ MILLION
	2011	2010

At January 1	2,388	2,670
Gains/(losses) recognised in other comprehensive income	1,633	(288)
Purchases	25	5
Sales	(18)	(2)
Currency translation differences	2	3

At December 31	4,030	2,388

12 TRADE AND OTHER RECEIVABLES

	$ MILLION
	Dec 31, 2011		Dec 31, 2010

	Current	Non-current	Current	Non-current

Trade receivables	48,307	–	37,436	–
Other receivables	8,204	3,375	6,291	3,833
Amounts due from equity-accounted investments	3,231	2,580	2,982	1,815
Derivative contracts (see Note 21)	16,394	1,615	19,670	1,490
Prepayments and deferred charges	3,373	1,686	3,723	1,832

Total	79,509	9,256	70,102	8,970

The fair value of financial assets included above approximates the carrying amount.

Other receivables principally include income tax recoverable (see Note 17), other taxes recoverable and balances due from joint venture partners.

Provisions for impairments deducted from trade and other receivables amounted to $544 million at December 31, 2011 (2010: $552 million).

Shell Annual Report and Form 20-F 2011	121
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 12 continued]

The ageing of trade receivables at December 31 is as follows:

	$ MILLION
	2011	2010

Not overdue	44,433	34,226
Overdue 1–30 days	2,573	1,995
Overdue 31–60 days	297	367
Overdue 61–90 days	99	221
Overdue 91–180 days	394	175
Overdue more than 180 days	511	452

Total	48,307	37,436

Information about credit risk is presented in Note 21.

13 INVENTORIES

	$ MILLION
	Dec 31, 2011	Dec 31, 2010

Oil and chemicals	27,343	27,742
Materials	1,633	1,606

Total	28,976	29,348

The cost of inventories recognised in income in 2011 includes net write-downs of $151 million (2010: $184 million net reversals; 2009: $1,535 million net reversals).

14 CASH AND CASH EQUIVALENTS

	$ MILLION
	Dec 31, 2011	Dec 31, 2010

Cash	4,592	4,121
Short-term bank deposits	3,260	2,780
Money market funds and other cash equivalents	3,440	6,543

Total	11,292	13,444

Included in cash and cash equivalents at December 31, 2011, are amounts totalling $557 million (2010: $449 million) that are subject to currency controls and other legal restrictions. Information about credit risk is presented in Note 21.

15 DEBT AND LEASE ARRANGEMENTS

A – Debt

	$ MILLION
	Dec 31, 2011			Dec 31, 2010

	Debt (excluding finance lease obligations)	Finance lease obligations	Total	Debt (excluding finance lease obligations)	Finance lease obligations	Total

Short-term debt	2,262	–	2,262	5,898	–	5,898
Long-term debt due within one year	4,140	310	4,450	3,757	296	4,053

Current debt	6,402	310	6,712	9,655	296	9,951
Non-current debt	26,450	4,013	30,463	30,142	4,239	34,381

Total debt	32,852	4,323	37,175	39,797	4,535	44,332

Cash and cash equivalents (see Note 14)			11,292			13,444

Net debt			25,883			30,888

122	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 15 continued]

CAPITAL STRUCTURE MANAGEMENT
Shell management’s financial strategy is to manage its portfolio with the aim that, across the business cycle, “cash in” at least equals “cash out” while maintaining a strong balance sheet.

A key measure of Shell’s capital structure management is the proportion of debt to equity. Across the business cycle, management aims to manage gearing (net debt to net debt plus total equity) within the range 0–30%. During 2011, gearing ranged from 10.8% to 17.1% (2010: 15.5% to 19.0%) and at December 31, 2011, it was 13.1% (2010: 17.1%), calculated as follows:

	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2011	2010

Net debt	25,883	30,888
Total equity	171,003	149,780

Total capital	196,886	180,668

Gearing	13.1%	17.1%

With respect to the objective of maintaining a strong balance sheet, management prioritises the application of cash to: capital investment in profitable businesses; the servicing of debt commitments; dividends; and returning surplus cash to equity holders in the form of share buybacks.

Management aims to grow US dollar dividend returns over time in line with its view of the underlying earnings and cash flows.

The movement in net debt was as follows:

	$ MILLION
	Current debt	Non-current debt	Cash and cash equivalents	Net debt

At January 1, 2011	(9,951)	(34,381)	13,444	(30,888)
Cash flow	7,157	(33)	(1,803)	5,321
Other movements	(4,079)	3,930	–	(149)
Currency translation differences	161	21	(349)	(167)

At December 31, 2011	(6,712)	(30,463)	11,292	(25,883)

At January 1, 2010	(4,171)	(30,862)	9,719	(25,314)
Cash flow	(2,153)	(7,084)	3,911	(5,326)
Other movements	(3,613)	3,570	–	(43)
Currency translation differences	(14)	(5)	(186)	(205)

At December 31, 2010	(9,951)	(34,381)	13,444	(30,888)

The following information at December 31 is also relevant to obtaining an understanding of Shell’s indebtedness:

	$ MILLION
	2011	2010

Net present value of operating lease obligations [A]	18,770	15,878
Under-funded retirement benefit obligations [B]	10,711	6,653
Fair value hedges related to debt [C]	(983)	(1,012)
Cash required for operational requirements	2,300	2,300

[A]	Total future minimum operating lease payments at December 31 discounted at 1.5% in 2011 (2010: 2.6%).
[B]	The excess of pension and other retirement obligations over related plan assets of $6,325 million (2010: $2,586 million) and $4,386 million (2010: $4,067 million) respectively (see Note 18).
[C]	The fair value of hedging derivatives in designated fair value hedges, net of related accrued interest.

BORROWING FACILITIES
As at December 31, 2011, debt issued by Shell International Finance B.V., a 100%-owned subsidiary of the Company, and underwritten by guarantees issued by the Company amounted to $28,679 million (2010: $36,305 million), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. Finance lease obligations are secured on the leased assets.

Shell Annual Report and Form 20-F 2011	123
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 15 continued]

Shell has access to international debt capital markets via two commercial paper (CP) programmes, a euro medium-term note (EMTN) programme and a US universal shelf (US shelf) registration. Issuances under the CP programmes are supported by a committed credit facility and cash. These arrangements and undrawn facilities at December 31 are summarised as follows:

	$ MILLION
	Facility		Amount undrawn

	2011	2010	2011	2010

CP programmes	20,000	20,000	20,000	16,063
EMTN programme	25,000	25,000	12,443	12,213
US shelf registration	unrestricted	unrestricted	n/a	n/a
Committed credit facility	5,100	5,100	5,100	5,100

Under the CP programmes, Shell can issue debt of up to $10 billion with maturities not exceeding 270 days and $10 billion with maturities not exceeding 397 days.

The EMTN programme is updated annually, most recently in June 2011. During 2011, debt totalling $nil (2010: $nil) was issued under this programme.

The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration is updated every three years and was last updated in October 2011. During 2011, debt totalling $nil (2010: $7,000 million) was issued under the registration.

The committed credit facility is available on same-day terms, at pre-agreed margins, and is due to expire in 2015. The terms and availability are not conditional on Shell’s financial ratios or its financial credit ratings.

In addition, other subsidiaries have access to short-term bank facilities totalling $3,542 million at December 31, 2011 (2010: $3,628 million).

Information about liquidity risk is presented in Note 21.

B – Debt (excluding finance lease obligations)
In accordance with risk management policy, interest rate swaps were entered into against most of the fixed rate debt due to mature after more than one year, affecting the effective interest rate on these balances (see Note 21).

The following tables compare contractual cash flows for debt (excluding finance lease obligations) owed at December 31, with the carrying amount in the Consolidated Balance Sheet. Contractual amounts reflect the effects of changes in currency exchange rates; differences from carrying amounts reflect the effects of discounting, premiums and, where hedge accounting is applied, fair value adjustments. Interest is estimated assuming interest rates applicable to variable rate debt remain constant and there is no change in aggregate principal amounts of debt other than repayment at scheduled maturity as reflected in the table.

2011	$ MILLION
	Contractual payments							Difference

	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 Years and later	Total	from carrying amount	Carrying amount

EMTN programme	2,262	3,231	–	–	1,615	5,169	12,277	608	12,885
US shelf registration	1,500	2,000	2,500	2,750	–	7,750	16,500	342	16,842
Bank borrowings and other	2,640	2	1	58	387	37	3,125	–	3,125

Total (excluding interest)	6,402	5,233	2,501	2,808	2,002	12,956	31,902	950	32,852

Interest	1,308	1,037	866	789	729	6,009	10,738

2010	$ MILLION
	Contractual payments							Difference

	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	from carrying amount	Carrying amount

CP programmes	3,931	–	–	–	–	–	3,931	–	3,931
EMTN programme	320	2,335	3,335	–	–	7,004	12,994	262	13,256
US shelf registration	3,000	1,500	2,000	2,500	2,750	7,750	19,500	253	19,753
Bank borrowings and other	2,404	32	86	3	169	163	2,857	–	2,857

Total (excluding interest)	9,655	3,867	5,421	2,503	2,919	14,917	39,282	515	39,797

Interest	1,310	1,155	1,040	868	791	6,729	11,893

124	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 15 continued]

The fair value of debt excluding finance lease obligations at December 31, 2011, was $35,511 million (2010: $42,259 million).

C – Lease arrangements
Leasing arrangements are entered into, as lessee, for in Upstream, principally drilling and ancillary equipment and service vessels; in Downstream, principally tankers, storage capacity and retail sites; and in Corporate, principally land and buildings.

The future minimum lease payments for finance and operating leases and the present value of minimum finance lease payments at December 31, by payment date are as follows:

2011	$ MILLION
	Finance leases			Operating leases

	Total future minimum lease payments	Interest	Present value of minimum lease payments	Total future minimum lease payments

Less than 1 year	705	395	310	3,913
Between 1 and 5 years	2,425	1,279	1,146	9,769
5 years and later	4,653	1,786	2,867	6,230

Total	7,783	3,460	4,323	19,912

2010	$ MILLION
	Finance leases			Operating leases

	Total future minimum lease payments	Interest	Present value of minimum lease payments	Total future minimum lease payments

Less than 1 year	722	426	296	3,976
Between 1 and 5 years	2,580	1,393	1,187	8,088
5 years and later	5,155	2,103	3,052	5,511

Total	8,457	3,922	4,535	17,575

Future minimum lease payments are stated before deduction of expected rental income from non-cancellable sub-leases of $587 million (2010: $663 million) in respect of finance leases and $284 million (2010: $306 million) in respect of operating leases.

Finance lease obligations include obligations under certain power generation contracts (“tolling agreements”). The present value of the future minimum lease payments under these contracts is $2,255 million at December 31, 2011 (2010: $2,386 million). The leases mature between 2021 and 2024 and the average interest rate is 8%.

Operating lease expense was as follows:

	$ MILLION
	2011	2010	2009

Rental expense, of which:	3,520	3,373	3,375
Contingent rentals	91	172	14
Sub-lease income	(177)	(99)	(152)

16 TRADE AND OTHER PAYABLES

	$ MILLION
	Dec 31, 2011		Dec 31, 2010

	Current	Non-current	Current	Non-current

Trade payables	44,844	–	34,476	–
Other payables	4,196	2,200	4,828	2,146
Amounts due to equity-accounted investments	5,162	559	4,382	14
Derivative contracts (see Note 21)	15,831	1,002	20,308	866
Accruals and deferred income	11,813	1,160	12,556	1,224

Total	81,846	4,921	76,550	4,250

The fair value of financial liabilities included above approximates the carrying amount.

Other payables principally include balances due to joint venture partners and liabilities under employee benefit plans.

Shell Annual Report and Form 20-F 2011	125
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

17 TAXATION

A – Taxation charge

	$ MILLION
	2011	2010	2009

Current taxation
Charge in respect of current period	22,519	16,891	10,912
Adjustment in respect of prior periods	490	(507)	(1,615)

Total	23,009	16,384	9,297

Deferred taxation
Relating to the origination and reversal of temporary differences	2,295	(2,030)	(1,079)
Relating to changes in tax rates	(45)	(60)	(86)
Adjustment in respect of prior periods	(784)	576	170

Total	1,466	(1,514)	(995)

Total taxation charge	24,475	14,870	8,302

The applicable tax charge at statutory tax rates reconciles to the actual taxation charge as follows:

	$ MILLION
	2011	2010	2009

Income before taxation	55,660	35,344	21,020
Less: Share of profit of equity-accounted investments	(8,737)	(5,953)	(4,976)

Income before taxation and share of profit of equity-accounted investments	46,923	29,391	16,044

Applicable tax charge at statutory tax rates	25,552	16,253	9,634
Adjustment in respect of prior periods	(294)	69	(1,445)
(Derecognition)/recognition of tax losses	(450)	(99)	21
Income not subject to tax	(1,009)	(1,880)	(747)
Expenses not deductible for tax purposes	1,117	1,205	1,263
Deductible items not expensed	(473)	(641)	(521)
Taxable income not recognised	310	198	214
Other reconciling items, including amounts relating to changes in tax rate	(278)	(235)	(117)

Taxation charge	24,475	14,870	8,302

The weighted average of statutory tax rates was 54.5% in 2011 (2010: 55.3%; 2009: 60.0%). The decrease from 2010 to 2011 was principally due to a change in the geographical mix of income in the Upstream segment, with a lower proportion of Upstream income in 2011 arising in jurisdictions subject to relatively higher tax rates. The decrease from 2009 to 2010 was also due to such changes within the Upstream segment.

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

B – Taxes payable

	$ MILLION
	Dec 31, 2011	Dec 31, 2010

Income taxes	7,151	6,084
Sales taxes, excise duties and similar levies and social law taxes	3,455	4,222

Total	10,606	10,306

Included in other receivables at December 31, 2011 (see Note 12), is current tax receivable of $864 million (2010: $357 million).

126	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 17 continued]

C – Deferred taxation
Taking into consideration offsetting balances within the same tax jurisdiction, movements in deferred tax assets/(liabilities) were as follows:

2011	$ MILLION
	Decommissioning and other provisions	Losses carried forward	Property, plant and equipment	Retirement benefits	Other	Total

At January 1
Deferred tax assets	4,311	979	(2,463)	375	2,159	5,361
Deferred tax liabilities	3,517	1,657	(15,909)	(1,539)	(1,114)	(13,388)

	7,828	2,636	(18,372)	(1,164)	1,045	(8,027)
(Charged)/credited to income	(400)	906	(1,854)	(58)	(60)	(1,466)
Other movements	(17)	(233)	(39)	20	(286)	(555)
Currency translation differences	(67)	(61)	194	26	39	131

	(484)	612	(1,699)	(12)	(307)	(1,890)
At December 31
Deferred tax assets	4,011	1,029	(1,761)	368	1,085	4,732
Deferred tax liabilities	3,333	2,219	(18,310)	(1,544)	(347)	(14,649)

	7,344	3,248	(20,071)	(1,176)	738	(9,917)

2010	$ MILLION
	Decommissioning and other provisions	Losses carried forward	Property, plant and equipment	Retirement benefits	Other	Total

At January 1
Deferred tax assets	1,606	1,360	(915)	383	2,099	4,533
Deferred tax liabilities	5,185	1,159	(17,768)	(1,257)	(1,157)	(13,838)

	6,791	2,519	(18,683)	(874)	942	(9,305)
Credited/(charged) to income	1,170	196	311	(337)	174	1,514
Other movements	(21)	(101)	3	(39)	(161)	(319)
Currency translation differences	(112)	22	(3)	86	90	83

	1,037	117	311	(290)	103	1,278
At December 31
Deferred tax assets	4,311	979	(2,463)	375	2,159	5,361
Deferred tax liabilities	3,517	1,657	(15,909)	(1,539)	(1,114)	(13,388)

	7,828	2,636	(18,372)	(1,164)	1,045	(8,027)

Other movements in deferred tax assets and liabilities principally relate to acquisitions, divestments, reclassifications between assets and liabilities and amounts recognised in other comprehensive income and directly in equity (see Note 23).

Where the realisation of deferred tax assets is dependent on future profits, losses carried forward are recognised only to the extent that business forecasts predict that such profits will be available. At December 31, 2011, recognised losses carried forward amounted to $17,933 million (2010: $19,269 million).

Unrecognised losses, where recovery is not expected, amounted to $12,891 million at December 31, 2011 (2010: $8,410 million), including losses of $12,831 million (2010: $8,369 million) that are subject to time limits for utilisation of five years or later or are not time-limited.

Earnings retained by subsidiaries and equity-accounted investments amounted to $147,639 million at December 31, 2011 (2010: $130,611 million). Provision has been made for withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either Shell does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

18 RETIREMENT BENEFITS

Retirement plans are provided for employees of major subsidiaries. The nature of such plans varies according to the legal and fiscal requirements and economic conditions of the country in which the employees are engaged.

The obligation in respect of defined benefit pension plans is based on employees’ years of service and average/final pensionable remuneration. The calculation of the obligation depends on actuarial assumptions, as described in Note 3. Defined benefit plans are typically structured as separate legal entities managed by trustees, who hold the plan assets in trust.

Shell Annual Report and Form 20-F 2011	127
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 18 continued]

For defined contribution plans, pension expense is the amount of employer contributions payable for the period.

Some subsidiaries have established unfunded defined benefit plans to provide certain other retirement healthcare and life insurance benefits (other benefits) to their retirees. Entitlement to these other benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period.

Retirement benefit expense comprised the following:

	$ MILLION
	Pension benefits			Other benefits

	2011	2010	2009	2011	2010	2009

Service cost	1,262	1,141	965	61	62	57
Interest cost	3,354	3,227	3,131	206	216	222
Expected return on plan assets	(3,960)	(3,645)	(3,142)
Net actuarial losses recognised and other components	531	641	1,033	5	9	144

Total for defined benefit plans	1,187	1,364	1,987	272	287	423
Defined contribution plans	345	329	269

Total	1,532	1,693	2,256	272	287	423

Retirement benefit expense is presented principally within production and manufacturing expenses in the Consolidated Statement of Income.

Amounts recognised in the Consolidated Balance Sheet at December 31 in respect of defined benefit plans were as follows:

					$ MILLION
	Total		Pension benefits		Other benefits

	2011	2010	2011	2010	2011	2010

Prepaid pension costs	11,408	10,368	11,408	10,368
Retirement benefit obligations:
Non-current	(5,931)	(5,924)	(2,196)	(2,275)	(3,735)	(3,649)
Current	(387)	(377)	(180)	(176)	(207)	(201)

Net amount recognised	5,090	4,067	9,032	7,917	(3,942)	(3,850)

Pension and other benefits are derived as follows:

	$ MILLION
	Pension benefits		Other benefits

	2011	2010	2011	2010

Defined benefit obligations
At January 1	65,848	62,718	4,067	3,825
Increase in present value of the obligation for benefits based on employee service during the year	1,262	1,141	61	62
Interest on the obligation for benefits in respect of employee service in previous years	3,354	3,227	206	216
Benefit payments made	(3,104)	(3,079)	(155)	(151)
Actuarial losses	3,732	4,414	228	123
Other movements	111	(21)	2	6
Currency translation differences	(1,241)	(2,552)	(23)	(14)

At December 31	69,962	65,848	4,386	4,067

Plan assets
At January 1	63,262	59,425
Expected return on plan assets	3,960	3,645
Actuarial (losses)/gains	(1,888)	3,555
Employer contributions	2,316	2,063
Plan participants’ contributions	90	86
Benefit payments made	(3,104)	(3,079)
Other movements	71	89
Currency translation differences	(1,070)	(2,522)

At December 31	63,637	63,262

Plan assets less than defined benefit obligations at December 31	(6,325)	(2,586)	(4,386)	(4,067)
Unrecognised net actuarial losses since adoption of IFRS	15,349	10,494	408	173
Unrecognised past service cost	8	9	36	44

Net amount recognised	9,032	7,917	(3,942)	(3,850)

128	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 18 continued]

ADDITIONAL INFORMATION
The composition of defined benefit obligations and the impacts of experience adjustments in respect of the obligations and associated plans assets were as follows:

	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2011	2010	2009	2008	2007

Pension benefits
Obligation for pension benefits in respect of unfunded plans	3,567	3,293	3,087	2,684	2,505
Obligation for pension benefits in respect of funded plans	66,395	62,555	59,631	49,955	60,018

Total defined benefit obligation	69,962	65,848	62,718	52,639	62,523

Experience adjustments as a percentage of the total benefit obligation	0.6%	0.1%	(0.5)%	1.0%	0.7%
Plan assets	63,637	63,262	59,425	44,299	76,198
Experience adjustments as a percentage of plan assets	(3.0)%	5.6%	10.5%	(61.1)%	1.3%
Plan (deficit)/surplus	(6,325)	(2,586)	(3,293)	(8,340)	13,675
Actual return on plan assets	2,072	7,200	9,398	(22,087)	5,846

Other benefits
Total benefit obligation (unfunded)	4,386	4,067	3,825	3,494	3,179
Experience adjustments as a percentage of the total benefit obligation	(4.7)%	(3.4)%	(1.9)%	0.6%	6.0%

Employer contributions to defined benefit pension plans during 2012 are estimated to be $2.4 billion.

Weighted average plan asset allocations by asset category for the principal pension plans at December 31 were as follows:

	Target allocation	Percentage of plan assets

	2011	2011	2010

Equities	51%	48%	54%
Debt securities	41%	40%	38%
Real estate	4%	3%	2%
Other	4%	9%	6%

Total	100%	100%	100%

Long-term investment strategies of plans are generally determined by the relevant pension fund trustees using a structured asset liability modelling approach to define the asset mix that best meets the objectives of optimising returns within agreed risk levels while maintaining adequate funding levels.

Assumptions and sensitivities

DEFINED BENEFIT PENSION PLANS
The weighted averages for the principal assumptions applicable for the principal defined benefit pension plans were as follows:

	2011	2010	2009

Used to determine benefit expense for year
Rates of increase in pensionable salaries	5.5%	5.5%	4.4%
Discount rates	5.1%	5.5%	6.0%
Expected rates of return on plan assets	6.3%	6.6%	6.7%

Used to determine benefit obligations at December 31
Rates of increase in pensionable salaries	5.1%	5.5%	5.5%
Discount rates	4.5%	5.1%	5.5%
Expected age at death for persons aged 60
Men (years)	86	86	86
Women (years)	88	88	88

Demographic (including mortality) assumptions are determined in the light of local conditions. Mortality assumptions are reviewed annually to reflect the latest available standard mortality tables for individual countries concerned, adjusted where appropriate to reflect experience.

The long-term assumptions for pensionable salary increases, used to determine benefit obligations at December 31, 2011, were decreased by 0.4% on average compared with December 31, 2010 (2010: no change). The decrease reflects actuarial experience combined with lower long-term inflation expectations for the UK.

The assumptions for discount rates reflected decreases of AA rated corporate bond yields of 0.30% in the eurozone (2010: 0.40%), of 0.60% in the UK (2010: 0.40%) and of 0.90% in the USA (2010: 0.50%).

Shell Annual Report and Form 20-F 2011	129
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 18 continued]

The effect of a one percentage point increase/(decrease), at December 31, 2011, in the principal pension benefit assumptions would be to increase/(decrease) the defined benefit obligation and annual pension benefit expense (pre-tax) as follows:

	$ MILLION
	One percentage point

	Increase	Decrease

Rates of increase in pensionable salaries
Change in annual pension benefit expense (pre-tax)	239	(211)
Change in defined benefit obligations	2,233	(2,014)
Discount rates
Change in annual pension benefit expense (pre-tax)	(65)	42
Change in defined benefit obligations	(9,113)	11,378
Expected rates of return on plan assets
Change in annual pension benefit expense (pre-tax)	(633)	631

The effect of an increase/(decrease) of one year in life expectancy would be to increase/(decrease) the defined benefit obligation by approximately $2,177 million/($2,306 million).

The impact on the retirement benefit obligation reflected in the Consolidated Balance Sheet and on the annual pension benefit expense of changes in assumptions described above excludes the effects of any amortisation of actuarial gains and losses resulting from such changes. The amortisation would vary from year to year by fund depending on whether or not the cumulative unrecognised actuarial gains and losses exceed the corridor (see Note 2). Any amounts outside the corridor would be recognised in income over the expected average remaining working lives of employees for the relevant plan, the average of which across all pension plans at December 31, 2011, is 11 years (2010: 12 years).

Other defined benefit plans
The weighted averages for the discount rate and healthcare cost trend rates applicable for the principal other benefit plans were as follows:

	2011	2010	2009

Discount rates (used to determine benefit obligations)	4.6%	5.4%	5.9%
Healthcare cost trend rate in year after reporting year	7.4%	7.7%	7.9%
Ultimate healthcare cost trend rate	4.3%	4.3%	4.3%
Year ultimate healthcare cost trend rate is applicable	2028	2027	2027

The effect of a one percentage point increase/(decrease) at December 31, 2011, in the annual rate of increase in the assumed healthcare cost trend rates would be to increase/(decrease) the annual benefit expense (pre-tax) by approximately $35 million/($28 million) and the defined benefit obligation by approximately $573 million/($471 million).

19 DECOMMISSIONING AND OTHER PROVISIONS

	$ MILLION
	Current		Non-current		Total

	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010	Dec 31, 2011	Dec 31, 2010

Decommissioning and restoration	894	1,006	13,072	12,011	13,966	13,017
Environmental	357	325	1,078	797	1,435	1,122
Redundancy	406	746	297	204	703	950
Litigation	256	175	330	382	586	557
Other	1,195	1,116	854	891	2,049	2,007

Total	3,108	3,368	15,631	14,285	18,739	17,653

130	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 19 continued]

Movements in provisions were as follows:

	$ MILLION
	Decommissioning and restoration	Environmental	Redundancy	Litigation	Other	Total

At January 1, 2011	13,017	1,122	950	557	2,007	17,653
Additional provisions	584	570	373	160	806	2,493
Amounts charged against provisions	(543)	(257)	(567)	(155)	(647)	(2,169)
Accretion expense	750	29	8	13	38	838
Reclassifications and other movements	242	(6)	(46)	17	(105)	102
Currency translation differences	(84)	(23)	(15)	(6)	(50)	(178)

At December 31, 2011	13,966	1,435	703	586	2,049	18,739

At January 1, 2010	12,286	1,256	1,649	700	1,964	17,855
Additional provisions	224	89	142	103	662	1,220
Amounts charged against provisions	(350)	(223)	(890)	(236)	(586)	(2,285)
Accretion expense	656	31	–	15	45	747
Reclassifications and other movements	361	(28)	93	(19)	(67)	340
Currency translation differences	(160)	(3)	(44)	(6)	(11)	(224)

At December 31, 2010	13,017	1,122	950	557	2,007	17,653

The timing and amounts settled in respect of these provisions are uncertain and dependent on various factors that are not always within management’s control. Additional provisions are stated net of reversals of provisions recognised in previous periods.

Of the decommissioning and restoration provision at December 31, 2011, an estimated $4,528 million is expected to be utilised within one to five years, $3,338 million within six to ten years, and the remainder in later periods.

Reviews of estimated decommissioning and restoration costs are carried out annually, which in 2011 resulted in an increase of $543 million (2010: $1,297 million) in both the provision, reported within reclassifications and other movements, and the corresponding property, plant and equipment assets reported within sales, retirements and other movements in Note 9. Offsetting this increase in 2011 was a reduction resulting from disposals of assets, principally in Cameroon, Nigeria, Norway and the USA, of $457 million (2010: Norway and USA, of $924 million).

Provisions for environmental remediation costs relate to a number of events in different locations, none of which is individually significant.

The amounts charged against provisions for redundancy in 2011 and 2010 principally relate to payments made to staff leaving employment as a result of the restructuring programme announced in 2009.

Provisions for litigation costs at December 31, 2011, relate to a number of cases, none of which is individually significant. Further information is given in Note 25.

Included in other provisions at December 31, 2011, are $790 million (2010: $753 million) relating to employee end-of-service benefits.

20 SHARE CAPITAL

ISSUED AND FULLY PAID	NUMBER OF SHARES
	Ordinary shares of €0.07 each		Sterling deferred

	Class A	Class B	shares of £1 each

At January 1, 2011	3,563,952,539	2,695,808,103	50,000
Scrip dividends	104,597,898	–	–
Repurchases of shares	–	(34,404,931)	–

At December 31, 2011	3,668,550,437	2,661,403,172	50,000

At January 1, 2010	3,545,663,973	2,695,808,103	50,000
Scrip dividends	18,288,566	–	–

At December 31, 2010	3,563,952,539	2,695,808,103	50,000

Shell Annual Report and Form 20-F 2011	131
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 20 continued]

NOMINAL VALUE	$ MILLION
	Ordinary shares of €0.07 each

	Class A	Class B	Total

At January 1, 2011	302	227	529
Scrip dividends	10	–	10
Repurchases of shares	–	(3)	(3)

At December 31, 2011	312	224	536

At January 1, 2010	300	227	527
Scrip dividends	2	–	2

At December 31, 2010	302	227	529

The total nominal value of sterling deferred shares is less than $1 million.

At the Company’s Annual General Meeting on May 17, 2011, the Board was authorised to allot shares and grant rights to subscribe for or to convert any securities into shares of the Company up to a total nominal amount of €146 million (representing 2,086 million ordinary shares of €0.07 each). This authority expires at the earlier of August 17, 2012, and the conclusion of the Annual General Meeting held in 2012, unless previously revoked or varied in a General Meeting of Shareholders.

21 FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS

Financial instruments and other derivative contracts in the Consolidated Balance Sheet comprise investments in securities (see Note 11), cash and cash equivalents (see Note 14), debt (see Note 15) and certain amounts (including derivatives) reported within trade and other receivables (see Note 12) and trade and other payables (see Note 16).

A – Risks
In the normal course of business, financial instruments of various kinds are used for the purposes of managing exposure to interest rate, currency and commodity price movements.

Treasury standards are applicable to all subsidiaries, and each subsidiary is required to adopt a treasury policy consistent with these standards. These policies cover: financing structure; interest rate and foreign exchange risk management; insurance; counterparty risk management; and use of derivative instruments. Wherever possible, treasury operations are carried out through specialist regional organisations without removing from each subsidiary the responsibility to formulate and implement appropriate treasury policies.

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

MARKET RISK
Market risk is the possibility that changes in interest rates, currency exchange rates or the prices of crude oil, natural gas, refined products, chemical feedstocks, electrical power and environmental products will adversely affect the value of assets, liabilities or expected future cash flows.

Interest rate risk
Most debt is raised from central borrowing programmes. Interest rate swaps and currency swaps have been entered into to effectively convert most centrally issued debt to floating rate linked to dollar LIBOR (London Inter-Bank Offer Rate), reflecting Shell’s policy to have debt principally denominated in dollars and to maintain a largely floating interest rate exposure profile. Consequently, Shell is exposed predominantly to dollar LIBOR interest rate movements. The financing of most subsidiaries is also structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

On the basis of the floating rate net debt position at December 31, 2011, and assuming other factors (principally foreign exchange rates and commodity prices) remain constant and that no further interest rate management action is taken, an increase/decrease in interest rates of 1% would increase/decrease pre-tax net interest expense by $146 million (2010: $195 million).

The carrying amounts and maturities of debt and borrowing facilities are presented in Note 15. Interest expense is presented in Note 7.

132	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 21 continued]

Foreign exchange risk
Many of the markets in which Shell operates are priced, directly or indirectly, in dollars. As a result, the functional currency of most Upstream companies and those with significant cross-border business is the dollar. For Downstream companies, the local currency is typically also the functional currency. Consequently, Shell is exposed to varying levels of foreign exchange risk when it enters into transactions that are not denominated in the companies’ functional currencies, when foreign currency monetary assets and liabilities are translated at the reporting date and as a result of holding net investments in operations that are not dollar-functional. The main currencies to which Shell is exposed are sterling and the Canadian dollar, euro and Australian dollar. Each company has treasury policies in place that are designed to measure and manage their foreign exchange exposures by reference to their functional currency.

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

Hedging of net investments in foreign operations or of income that arises in foreign operations that are non-dollar functional is not undertaken.

Assuming other factors (principally interest rates and commodity prices) remain constant and that no further foreign exchange risk management action is taken, a 10% appreciation against the dollar at December 31 of the main currencies to which Shell is exposed would have the following pre-tax effects:

			$ MILLION
	Increase/(decrease) in income		Increase in net assets

	2011	2010	2011	2010

10% appreciation against the dollar of:
Sterling	(58)	(50)	1,042	965
Canadian dollar	(360)	(406)	1,364	1,213
Euro	458	87	1,768	1,567
Australian dollar	153	124	120	959

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

Foreign exchange gains and losses arising from foreign currency transactions included in income are presented in Note 6.

Price risk
Certain subsidiaries have a mandate to trade crude oil, natural gas, refined products, chemical feedstocks, electrical power and environmental products, and to use commodity swaps, options and futures as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are managed within authorised limits.

Risk management systems are used for recording and valuing instruments. There is regular review of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques (see below), daily monitoring of trading positions against limits and marking-to-market of trading exposures with a department independent of traders reviewing the market values applied to trading exposures. Although trading losses can and do occur, the nature of the trading portfolio and its management are considered adequate against the risk of significant losses.

VAR techniques based on variance/covariance or Monte Carlo simulation models are used to make a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period and within a 95% confidence level. The calculation of the range of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Each of the models is regularly back-tested against actual fair value movements to ensure model integrity is maintained.

VALUE-AT-RISK (PRE-TAX)	$ MILLION
	2011				2010

	High	Low	Average	Year-end	High	Low	Average	Year-end

Global oil	39	10	19	19	30	7	13	16
North America gas and power	16	3	8	12	13	3	7	8
Europe gas and power	17	3	9	4	32	1	8	9

CREDIT RISK
Policies are in place to ensure that wholesale sales of products are made to customers with appropriate creditworthiness. These policies include detailed credit analysis and monitoring of trading partners and restricting large-volume trading activities to the highest-rated counterparties. Credit information is regularly shared between business and finance functions, with dedicated teams in place to quickly identify and respond to cases of

Shell Annual Report and Form 20-F 2011	133
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 21 continued]

credit deterioration. Mitigation measures are defined and implemented for high-risk business partners and customers, and include shortened payment terms, collateral or other security posting and vigorous collections. In addition, policies limit the amount of credit exposure to any individual financial institution. There are no material concentrations of credit risk, with individual customers or geographically, and there has been no significant level of counterparty default in recent years.

In commodity trading, counterparty credit risk is managed within a framework of credit limits with utilisation being regularly reviewed. Credit checks are performed by a department independent of traders, and are undertaken before contractual commitment. Where appropriate, netting arrangements, credit insurance, prepayments and collateral are used to manage specific risks.

LIQUIDITY RISK
Liquidity risk is the risk that suitable sources of funding for Shell’s business activities may not be available. Management believes that it has access to sufficient debt funding sources (capital markets), and to undrawn committed borrowing facilities to meet currently foreseeable requirements. Information about borrowing facilities is presented in Note 15.

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

B – Derivative contracts
The carrying amounts of derivative contracts as at December 31 (see Notes 12 and 16), designated and not designated as hedging instruments for hedge accounting purposes, were as follows:

2011	$ MILLION
	Asset			Liability

	Designated	Not designated	Total	Designated	Not designated	Total	Net

Interest rate swaps	466	–	466	–	–	–	466
Forward foreign exchange contracts	2	506	508	28	390	418	90
Currency swaps	894	292	1,186	23	351	374	812
Commodity swaps, options, futures and forwards	–	15,626	15,626	167	14,882	15,049	577
Other contracts	–	223	223	–	992	992	(769)

Total	1,362	16,647	18,009	218	16,615	16,833	1,176

2010	$ MILLION
	Asset			Liability

	Designated	Not designated	Total	Designated	Not designated	Total	Net

Interest rate swaps	399	–	399	–	–	–	399
Forward foreign exchange contracts	–	167	167	–	349	349	(182)
Currency swaps	1,013	26	1,039	36	354	390	649
Commodity swaps, options, futures and forwards	92	19,281	19,373	540	18,921	19,461	(88)
Other contracts	–	182	182	–	974	974	(792)

Total	1,504	19,656	21,160	576	20,598	21,174	(14)

Derivative contracts are used principally as hedging instruments; however, because hedge accounting is not always applied, movements in the carrying amounts of derivative contracts that are recognised in income are not always matched in the same period by the recognition of the income effects of the related hedged items. Net losses before tax on derivative contracts, excluding realised commodity forward contracts and those accounted for as hedges, were $1,957 million in 2011 (2010: $3,213 million; 2009: $3,505 million).

Net losses in 2011 on derivative contracts designated as fair value hedges of price risk relating to commodity contracts were $249 million (2010: $193 million; 2009: $329 million); net gains on the hedged items were $224 million (2010: $146 million; 2009: $318 million). These hedging relationships were de-designated during the period. Information about fair value hedges relating to debt is presented in Note 7.

Contracts entered into during 2011 to hedge price risk relating to forecast commodity transactions and foreign exchange risks relating to forecast capital expenditure were designated in cash flow hedging relationships (2010: none). Net losses arising on these contracts, which mature within three years, of $226 million were recognised in other comprehensive income for the period; a further $3 million net losses were recognised in income.

In the course of trading operations, contracts are entered into for delivery of commodities that are accounted for as derivatives. The resulting price exposures are managed by entering into related derivative contracts. These contracts are managed on a fair value basis, and the maximum exposure to liquidity risk is the undiscounted fair value of derivative liabilities.

134	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 21 continued]

For a minority of commodity derivatives, carrying amounts cannot be derived from quoted market prices or other observable inputs, in which case fair value is estimated using valuation techniques such as Black-Scholes, option spread models and extrapolation using quoted spreads with assumptions developed internally based on observable market activity.

Other contracts include certain contracts that are held to sell or purchase commodities, and other contracts containing embedded derivatives, which are required to be recognised at fair value because of pricing or delivery conditions, even though they are only entered into to meet operational requirements. These contracts are expected to mature between 2012 and 2025, with certain contracts having early termination rights (for either party). Valuations are derived from quoted market prices for the next two years; thereafter, from forward gas price curve formulae used in similar contracts, estimated by reference to equivalent oil prices, which are also adjusted for credit risk. Future oil price assumptions are the most significant input to this model, such that a decrease of $10 per barrel in the projected oil price would decrease the fair value of the liability, and increase pre-tax income, by $271 million (2010: $336 million).

The contractual maturities of derivative liabilities at December 31 compare with their carrying amounts in the Consolidated Balance Sheet as follows:

2011								$ MILLION
	Contractual maturities

	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Discounting	Carrying amount

Forward foreign exchange contracts	314	118	5	–	–	–	437	(19)	418
Currency swaps	337	14	–	–	1	25	377	(3)	374
Commodity swaps, options, futures and forwards	11,767	2,430	705	417	166	135	15,620	(571)	15,049
Other contracts	166	194	200	203	184	410	1,357	(365)	992

Total	12,584	2,756	910	620	351	570	17,791	(958)	16,833

2010								$ MILLION
	Contractual maturities

	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Discounting	Carrying amount

Forward foreign exchange contracts	339	22	1	1	–	–	363	(14)	349
Currency swaps	328	66	1	1	2	58	456	(66)	390
Commodity swaps, options, futures and forwards	13,499	3,713	1,329	505	276	339	19,661	(200)	19,461
Other contracts	265	188	132	134	137	478	1,334	(360)	974

Total	14,431	3,989	1,463	641	415	875	21,814	(640)	21,174

The net carrying amounts of derivative contracts held at December 31, categorised according to the predominant source and nature of inputs used in determining the fair value of each contract, were as follows:

2011				$ MILLION
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total

Interest rate swaps	–	466	–	466
Forward foreign exchange contracts	–	90	–	90
Currency swaps	2	810	–	812
Commodity swaps, options, futures and forwards	11	391	175	577
Other contracts	14	(19)	(764)	(769)

Total	27	1,738	(589)	1,176

Shell Annual Report and Form 20-F 2011	135
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 21 continued]

2010				$ MILLION
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total

Interest rate swaps	–	399	–	399
Forward foreign exchange contracts	–	(182)	–	(182)
Currency swaps	–	649	–	649
Commodity swaps, options, futures and forwards	185	252	(525)	(88)
Other contracts	(42)	28	(778)	(792)

Total	143	1,146	(1,303)	(14)

Movements in the net carrying amounts of derivative contracts measured using predominantly unobservable inputs were as follows:

		$ MILLION
	2011	2010

At January 1	(1,303)	(1,265)
Net gains/(losses) recognised in revenue	633	237
Purchases	136	112
Sales	(231)	(407)
Recategorisations (net)	184	(9)
Currency translation differences	(8)	29

At December 31	(589)	(1,303)

Included in net gains recognised in revenue for 2011 are unrealised net gains totalling $190 million relating to assets and liabilities held at December 31, 2011 (2010: $64 million net gains).

COLLATERAL
The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2011, and presented within trade and other receivables (see Note 12), was $426 million (2010: $254 million). The carrying amount of collateral held at December 31, 2011, and presented within trade and other payables (see Note 16), was $607 million (2010: $409 million).

22 SHARE-BASED COMPENSATION PLANS AND SHARES HELD IN TRUST

A – Share-based compensation plans
Share-based compensation is paid to employees as described below. The total share-based compensation expense for the year and the fair value of awards made during the year were as follows:

			$ MILLION
	2011	2010	2009

Equity-settled plans	662	478	504
Cash-settled plans	92	223	138

Total share-based compensation expense	754	701	642

Fair value of share-based compensation awards granted in the year	676	466	386

The principal share-based employee compensation plan is the Performance Share Plan (the Plan). Other schemes offer employees opportunities to acquire shares and American Depository Shares (ADSs) of the Company or receive cash benefits measured by reference to the Company’s share price.

Awards of shares and ADSs of the Company under the Plan are granted upon certain conditions to eligible employees who are not members of the Executive Committee. The actual amount of shares that may vest range from 0% to 200% of the awards, depending on the outcomes of prescribed performance conditions over a three-year period beginning on January 1 of the award year. Shares and ADSs vest for nil consideration.

A Monte Carlo option pricing model is used to estimate the fair value of the share-based compensation expense arising from the Plan. The model projects and averages the results for a range of potential outcomes for the vesting conditions, the principal assumptions for which are the share price volatility and dividend yields for Shell and four of its main competitors over the last three years and the last 10 years.

136	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 22 continued]

Shares granted, vested and expired or forfeited in respect of the Plan were as follows:

	Number of Class A shares (million)	Number of Class B shares (million)	Number of Class A ADSs (million)	Weighted average remaining contractual life (years)

At January 1, 2011	25	10	8	1.0
Granted	9	3	3
Vested	(8)	(3)	(3)
Expired/forfeited	(1)	–	–

At December 31, 2011	25	10	8	1.0

At January 1, 2010	23	10	7	1.1
Granted	8	3	3
Vested	(4)	(2)	(1)
Expired/forfeited	(2)	(1)	(1)

At December 31, 2010	25	10	8	1.0

Prior to the introduction in 2005 of the Plan, schemes were operated under which options over shares and ADSs of the Company were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted. The options have a range of expiry dates until 2016 and no additional expense to Shell arises in connection with them.

Options outstanding in respect of share option plans at December 31 were as follows:

	Class A shares		Class B shares		Class A ADSs

	Number under option (million)	Weighted average exercise price ($)	Number under option (million)	Weighted average exercise price ($)	Number under option (million)	Weighted average exercise price ($)

2011	29	28.84	7	22.53	6	48.08

2010	46	31.33	16	25.50	9	50.03

In respect of cash-settled plans, the liability and intrinsic value of vested plans at December 31 were as follows:

	$ MILLION
	2011	2010

Liability	279	515
Intrinsic value of vested plans	279	435

Shell Annual Report and Form 20-F 2011	137
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 22 continued]

B – Shares held in trust
Shell employee share ownership trusts purchase the Company’s shares in the open market to meet future obligations arising from share-based compensation granted to employees. At December 31, 2011, they held 53.5 million Class A shares (2010: 51.3 million), 22.0 million Class B shares (2010: 22.5 million) and 17.2 million Class A ADSs (2010: 15.9 million).

The total carrying amount of the Company’s shares, which are all held in connection with the share-based compensation plans, at December 31, 2011, was $2,990 million (2010: $2,789 million).

From 2010, dividends received on shares held in trust are reflected in retained earnings; the carrying amount of shares held in trust and retained earnings at December 31, 2010, reflected the cumulative effect of this change.

23 OTHER RESERVES

					$ MILLION
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total

At January 1, 2011	3,442	154	57	1,483	4,958	10,094
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	–	–	–	–	(1,191)	(1,191)
Scrip dividends	(10)	–	–	–	–	(10)
Repurchases of shares	–	–	3	–	–	3
Share-based compensation	–	–	–	88	–	88

At December 31, 2011	3,432	154	60	1,571	3,767	8,984

At January 1, 2010	3,444	154	57	1,373	4,954	9,982
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	–	–	–	–	4	4
Scrip dividends	(2)	–	–	–	–	(2)
Share-based compensation	–	–	–	110	–	110

At December 31, 2010	3,442	154	57	1,483	4,958	10,094

At January 1, 2009	3,444	154	57	1,192	(1,669)	3,178
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	–	–	–	–	6,623	6,623
Share-based compensation	–	–	–	181	–	181

At December 31, 2009	3,444	154	57	1,373	4,954	9,982

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005.

The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

The share plan reserve is maintained in respect of equity-settled share-based compensation plans (see Note 22), and includes related deferred taxation recognised directly in equity of $26 million in 2011 (2010: $12 million; 2009: $22 million).

138	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 23 continued]

Accumulated other comprehensive income comprises the following:

2011							$ MILLION
		Recognised in 2011

	Jan 1, 2011	Pre-tax	Tax	After tax	Share of equity- accounted investments	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2011

Currency translation differences
Recognised in the period		(2,755)	14	(2,741)
Reclassified to income		(587)	–	(587)

Net currency translation differences	2,732	(3,342)	14	(3,328)	48	618	(2,662)	70

Unrealised gains/(losses) on securities
Recognised in the period		1,656	3	1,659
Reclassified to income		16	9	25

Net unrealised gains/(losses) on securities	2,214	1,672	12	1,684	47	1	1,732	3,946

Cash flow hedging gains/(losses)
Recognised in the period		(228)	6	(222)
Reclassified to income		–	–	–

Net cash flow hedging gains/(losses)	12	(228)	6	(222)	(35)	(4)	(261)	(249)

Total	4,958	(1,898)	32	(1,866)	60	615	(1,191)	3,767

2010							$ MILLION
		Recognised in 2010

	Jan 1, 2010	Pre-tax	Tax	After tax	Share of equity- accounted investments	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2010

Currency translation differences
Recognised in the period		138	(4)	134
Reclassified to income		(276)	–	(276)

Net currency translation differences	2,528	(138)	(4)	(142)	388	(42)	204	2,732

Unrealised gains/(losses) on securities
Recognised in the period		(272)	(10)	(282)
Reclassified to income		(25)	9	(16)

Net unrealised gains/(losses) on securities	2,464	(297)	(1)	(298)	48	–	(250)	2,214

Cash flow hedging gains/(losses)
Recognised in the period		(13)	(1)	(14)
Reclassified to income		12	–	12

Net cash flow hedging gains/(losses)	(38)	(1)	(1)	(2)	52	–	50	12

Total	4,954	(436)	(6)	(442)	488	(42)	4	4,958

2009							$ MILLION
		Recognised in 2009

	Jan 1, 2009	Pre-tax	Tax	After tax	Share of equity- accounted investments	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2009

Currency translation differences
Recognised in the period		6,698	(164)	6,534
Reclassified to income		(44)	–	(44)

Net currency translation differences	(3,984)	6,654	(164)	6,490	74	(52)	6,512	2,528

Unrealised gains/(losses) on securities
Recognised in the period		(101)	(16)	(117)
Reclassified to income		(27)	1	(26)

Net unrealised gains/(losses) on securities	2,679	(128)	(15)	(143)	(72)	–	(215)	2,464

Cash flow hedging gains/(losses)
Recognised in the period		(37)	(1)	(38)
Reclassified to income		318	44	362

Net cash flow hedging gains/(losses)	(364)	281	43	324	2	–	326	(38)

Total	(1,669)	6,807	(136)	6,671	4	(52)	6,623	4,954

Shell Annual Report and Form 20-F 2011	139
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

24 DIVIDENDS

		$ MILLION
	2011	2010	2009

Interim dividends – Class A shares
Cash: $1.68 per share (2010: $1.68; 2009: $1.66)	3,440	5,239	5,969
Scrip: $1.68 per share (2010: $0.42; 2009: n/a)	2,556	549	–

Total – Class A shares	5,996	5,788	5,969

Interim dividends – Class B shares
Cash: $1.68 per share (2010: $1.68; 2009: $1.66)	3,437	4,345	4,557
Scrip: $1.68 per share (2010: $0.42; 2009: n/a)	1,024	63	–

Total – Class B shares	4,461	4,408	4,557

Total	10,457	10,196	10,526

In addition, on February 2, 2012, the Directors announced a further interim dividend in respect of 2011 of $0.42 per Class A share and $0.42 per Class B share. The total dividend amounts to approximately $2,659 million and is payable on March 22, 2012. Under the Scrip Dividend Programme, shareholders can elect to receive dividends in the form of Class A shares.

Dividends on Class A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends on Class B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends on ADSs are paid in dollars.

25 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

Groundwater contamination
Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors, as well as governmental entities. The plaintiffs allege responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. Fewer than 10 of these cases remain. On the basis of court rulings in SOC’s favour in certain cases claiming damages from threats of contamination, the claims asserted in remaining matters, and Shell’s track record with regard to amounts paid to resolve varying claims, the management of Shell currently does not believe that the outcome of the remaining oxygenate-related litigation pending, as at December 31, 2011, will have a material impact on Shell.

Nigerian claims
Shell subsidiaries and associates operating in Nigeria are parties to various environmental and contractual disputes. These disputes are at different stages in litigation, including at the appellate stage, where judgments have been rendered against Shell. If taken at face value, the aggregate amount of these judgments could be seen as material. The management of Shell, however, believes that these matters will ultimately be resolved in a manner favourable to Shell. While no assurance can be provided as to the ultimate outcome of any litigation, these matters are not expected to have a material effect on Shell.

Other
In the ordinary course of business, Shell subsidiaries are subject to a number of other loss contingencies arising from litigation and claims brought by governmental and private parties. The operations and earnings of Shell subsidiaries continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous groups, in the countries in which they operate. The industries in which Shell subsidiaries are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, as well as their effect on future operations and earnings, are unpredictable.

26 AUDITORS’ REMUNERATION

		$ MILLION
	2011	2010	2009

Fees in respect of the audit of the Consolidated and Parent Company Financial Statements, including audit of consolidation returns	5	4	4
Other audit fees, principally in respect of audits of accounts of subsidiaries	42	50	53

Total audit fees	47	54	57

Audit-related fees (for other services provided pursuant to legislation)	2	1	2
Fees in respect of non-audit services (principally for tax compliance)	–	1	1

Total	49	56	60

In addition, PricewaterhouseCoopers provides audit services to retirement benefit plans for employees of subsidiaries. Remuneration amounted to $2 million in 2011 (2010: $1 million; 2009: $1 million).

140	Shell Annual Report and Form 20-F 2011
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

27 EARNINGS PER SHARE

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

Earnings per share are identical for Class A and Class B shares.

	Income attributable to Royal Dutch Shell plc shareholders ($ million)	Basic weighted average number of Class A and B shares	Diluted weighted average number of Class A and B shares

2011	30,918	6,212,532,421	6,221,655,088
2010	20,127	6,132,640,190	6,139,300,098
2009	12,518	6,124,906,119	6,128,921,813

Shell Annual Report and Form 20-F 2011	141
Supplementary information – oil and gas (unaudited)

SUPPLEMENTARY INFORMATION –
OIL AND GAS (UNAUDITED)

Proved reserves and related information, and disclosures set out on pages 141-157, are referred to as “unaudited” as a means of clarifying that this information is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the Consolidated Financial Statements.

Proved oil and gas reserves
Proved reserves’ estimates are calculated pursuant to the U.S. Securities and Exchange Commission (SEC) Rules and the Financial Accounting Standard Board’s Topic 932. The definitions used are in accordance with the SEC Rule 4-10 (a) of Regulation S-X.

We include proved reserves associated with future production that will be consumed in operations.

Proved reserves are shown net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by government or other parties) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements that involve Shell subsidiaries and equity-accounted investments in risks and rewards but do not transfer title of the product to those entities.

Proved reserves cannot be measured exactly since estimation of reserves involves subjective judgement (see “Risk factors” on pages 13-15). These estimates remain subject to revision and are unaudited supplementary information.

Proved reserves assurance process
A central group of reserves experts, who on average have around 27 years’ experience in the oil and gas industry, undertake the primary assurance of the proved reserves bookings. This group of experts is part of the Reserves Assurance and Reporting (RAR) organisation. A Vice President with 30 years’ experience in the oil and gas industry currently heads the RAR organisation. He is a member of the Society of Petroleum Engineers and holds a diploma of Ingénieur Civil des Ponts et Chaussées de France. The RAR organisation reports directly to an Executive Vice President of Finance, who is a member of the Upstream Reserves Committee (URC). The URC is a multidisciplinary committee consisting of senior representatives from the Finance, Legal, Projects & Technology and Upstream organisations. The URC reviews and endorses all major (larger than 20 million barrels of oil equivalent) proved reserves bookings and endorses the total aggregated proved reserves. Final approval of all proved reserves bookings remains with Shell’s Executive Committee. The Internal Audit function also provides secondary assurance through audits of the control framework.

Additional information concerning proved reserves
Proved reserves can be either developed or undeveloped. Subsidiaries’ proved reserves at December 31, 2011, were divided into 63% developed and 37% undeveloped on a barrel of oil equivalent basis. For the Shell share of equity-accounted investments, the proved reserves were divided into 76% developed and 24% undeveloped.

Proved reserves are recognised under various forms of contractual agreements. Shell’s proved reserves volumes at December 31, 2011, present in agreements such as PSCs or other forms of economic entitlement contracts, where the Shell share of reserves can vary with commodity prices, were approximately 1,151 million barrels of crude oil and natural gas liquids, and 12,887 thousand million scf of natural gas.

142	Shell Annual Report and Form 20-F 2011
Supplementary information – oil and gas (unaudited) > Crude oil, natural gas liquids, synthetic crude oil and bitumen

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

2011 compared with 2010

SHELL SUBSIDIARIES

Europe
The net increase of 140 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported the continuing better production performance of major assets than historically predicted, primarily in fields in Italy and the UK. The increase of 81 million barrels from extensions and discoveries are associated with activities in the UK.

Asia
The net decrease of 293 million barrels in revisions and reclassifications resulted from field performance studies and development activities in producing fields in Oman and revised development plans in Kazakhstan.

Oceania
The increase of 95 million barrels in extensions and discoveries resulted from new bookings in Australia associated with LNG integrated projects.

Africa
The net increase of 128 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir analyses and updates in fields supported the continuing better performance than historically predicted.

North America – Canada
The increase of 116 million barrels of synthetic crude oil resulted from an extension of mining operations in Alberta.

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Asia
The net increase of 83 million barrels in revisions and reclassifications resulted from better field production performance and ongoing development activities in fields in Brunei and Russia.

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

Shell Annual Report and Form 20-F 2011	143
Supplementary information – oil and gas (unaudited) > Crude oil, natural gas liquids, synthetic crude oil and bitumen

Crude oil, natural gas liquids,
synthetic crude oil and bitumen

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2011						MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	587	1,493	74	750	556	35	1,567	51	66	3,561	1,567	51	5,179
Revisions and reclassifications	140	(293)	17	128	28	3	42	9	10	33	42	9	84
Improved recovery	–	1	–	–	–	–	–	–	1	2	–	–	2
Extensions and discoveries	81	6	95	1	5	4	116	–	3	195	116	–	311
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	(29)	(5)	–	–	–	–	(34)	–	–	(34)
Production [A]	(85)	(103)	(11)	(119)	(52)	(7)	(45)	(5)	(17)	(394)	(45)	(5)	(444)

At December 31	723	1,104	175	731	532	35	1,680	55	63	3,363	1,680	55	5,098

Shell share of equity-accounted investments
At January 1	30	592	35	–	287	–	–	–	23	967	–	–	967
Revisions and reclassifications	3	83	6	–	15	–	–	–	(1)	106	–	–	106
Improved recovery	–	1	–	–	31	–	–	–	–	32	–	–	32
Extensions and discoveries	–	14	1	–	–	–	–	–	–	15	–	–	15
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(1)	–	(2)	–	–	–	–	(3)	–	–	(3)
Production	(2)	(130)	(7)	–	(25)	–	–	–	(3)	(167)	–	–	(167)

At December 31	31	560	34	–	306	–	–	–	19	950	–	–	950

Total	754	1,664	209	731	838	35	1,680	55	82	4,313	1,680	55	6,048

Reserves attributable to non-controlling interest in Shell subsidiaries
At December 31	–	–	–	13	–	–	–	–	–	13	–	–	13

[A]	Includes three million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2011						MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	496	382	36	406	262	26	1,214	23	38	1,646	1,214	23	2,883
At December 31	460	781	35	438	240	22	1,249	22	35	2,011	1,249	22	3,282

Shell share of equity-accounted
investments
At January 1	22	402	22	–	205	–	–	–	21	672	–	–	672
At December 31	30	483	21	–	202	–	–	–	18	754	–	–	754

PROVED UNDEVELOPED RESERVES 2011						MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	91	1,111	38	344	294	9	353	28	28	1,915	353	28	2,296
At December 31	263	323	140	293	292	13	431	33	28	1,352	431	33	1,816

Shell share of equity-accounted
investments
At January 1	8	190	13	–	82	–	–	–	2	295	–	–	295
At December 31	1	77	13	–	104	–	–	–	1	196	–	–	196

144	Shell Annual Report and Form 20-F 2011
Supplementary information – oil and gas (unaudited) > Crude oil, natural gas liquids, synthetic crude oil and bitumen

Crude oil, natural gas liquids,
synthetic crude oil and bitumen

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2010							MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	496	1,231	77	735	422	38	1,599	57	38	3,037	1,599	57	4,693
Revisions and reclassifications	205	313	7	138	47	2	(4)	(2)	17	729	(4)	(2)	723
Improved recovery	–	8	–	–	54	–	–	–	–	62	–	–	62
Extensions and discoveries	–	7	1	7	96	2	–	3	31	144	–	3	147
Purchases of minerals in place	11	33	–	14	1	–	–	–	–	59	–	–	59
Sales of minerals in place	(23)	–	–	(14)	(5)	–	–	–	–	(42)	–	–	(42)
Production [A]	(102)	(99)	(11)	(130)	(59)	(7)	(28)	(7)	(20)	(428)	(28)	(7)	(463)

At December 31	587	1,493	74	750	556	35	1,567	51	66	3,561	1,567	51	5,179

Shell share of equity-accounted investments
At January 1	30	599	58	–	288	–	–	–	19	994	–	–	994
Revisions and reclassifications	2	101	2	–	22	–	–	–	6	133	–	–	133
Improved recovery	–	4	–	–	–	–	–	–	–	4	–	–	4
Extensions and discoveries	–	9	–	–	4	–	–	–	1	14	–	–	14
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(15)	–	–	–	–	–	–	(15)	–	–	(15)
Production	(2)	(121)	(10)	–	(27)	–	–	–	(3)	(163)	–	–	(163)

At December 31	30	592	35	–	287	–	–	–	23	967	–	–	967

Total	617	2,085	109	750	843	35	1,567	51	89	4,528	1,567	51	6,146

Reserves attributable to non-controlling interest in Shell subsidiaries
At December 31	–	5	–	13	–	–	–	–	–	18	–	–	18

[A]	Includes two million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2010							MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	384	341	40	379	249	23	691	29	35	1,451	691	29	2,171
At December 31	496	382	36	406	262	26	1,214	23	38	1,646	1,214	23	2,883

Shell share of equity-accounted investments
At January 1	9	420	39	–	216	–	–	–	17	701	–	–	701
At December 31	22	402	22	–	205	–	–	–	21	672	–	–	672

PROVED UNDEVELOPED RESERVES 2010							MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	112	890	37	356	173	15	908	28	3	1,586	908	28	2,522
At December 31	91	1,111	38	344	294	9	353	28	28	1,915	353	28	2,296

Shell share of equity-accounted investments
At January 1	21	179	19	–	72	–	–	–	2	293	–	–	293
At December 31	8	190	13	–	82	–	–	–	2	295	–	–	295

Shell Annual Report and Form 20-F 2011	145
Supplementary information – oil and gas (unaudited) > Crude oil, natural gas liquids, synthetic crude oil and bitumen

Crude oil, natural gas liquids,
synthetic crude oil and bitumen

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2009							MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	481	1,069	65	598	347	40	–	8	12	2,612	–	8	2,620
Revisions and reclassifications	123	210	4	189	92	4	1,207	54	11	633	1,207	54	1,894
Improved recovery	–	39	–	1	–	–	–	–	–	40	–	–	40
Extensions and discoveries	7	15	19	51	54	1	423	2	24	171	423	2	596
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	(1)	–	–	–	–	–	–	–	–	(1)	–	–	(1)
Production [A]	(114)	(102)	(11)	(104)	(71)	(7)	(31)	(7)	(9)	(418)	(31)	(7)	(456)

At December 31	496	1,231	77	735	422	38	1,599	57	38	3,037	1,599	57	4,693

Shell share of equity-accounted investments
At January 1	10	493	59	–	241	–	–	–	20	823	–	–	823
Revisions and reclassifications	22	200	12	–	73	–	–	–	1	308	–	–	308
Improved recovery	–	2	–	–	–	–	–	–	–	2	–	–	2
Extensions and discoveries	–	18	–	–	3	–	–	–	–	21	–	–	21
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(2)	(114)	(13)	–	(29)	–	–	–	(2)	(160)	–	–	(160)

At December 31	30	599	58	–	288	–	–	–	19	994	–	–	994

Total	526	1,830	135	735	710	38	1,599	57	57	4,031	1,599	57	5,687

Reserves attributable to non-controlling interest in Shell subsidiaries
At December 31	–	–	–	10	–	–	–	–	–	10	–	–	10

[A]	Includes two million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2009							MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	376	307	55	300	175	26	–	8	10	1,249	–	8	1,257
At December 31	384	341	40	379	249	23	691	29	35	1,451	691	29	2,171

Shell share of equity-accounted investments
At January 1	8	375	49	–	189	–	–	–	19	640	–	–	640
At December 31	9	420	39	–	216	–	–	–	17	701	–	–	701

PROVED UNDEVELOPED RESERVES 2009							MILLION BARRELS
	Europe	Asia	Oceania	Africa	North America				South America	Total

					USA	Canada

	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products

Shell subsidiaries
At January 1	105	762	10	298	172	14	–	–	2	1,363	–	–	1,363
At December 31	112	890	37	356	173	15	908	28	3	1,586	908	28	2,522

Shell share of equity-accounted investments
At January 1	2	118	10	–	52	–	–	–	1	183	–	–	183
At December 31	21	179	19	–	72	–	–	–	2	293	–	–	293

146	Shell Annual Report and Form 20-F 2011
Supplementary information – oil and gas (unaudited) > Natural gas

NATURAL GAS

Shell subsidiaries’ estimated net proved reserves of natural gas at the end of the year; their share of the net proved reserves of equity-accounted investments at the end of the year; and the changes in such reserves during the year are set out below. The volumes in the table below have not been adjusted to standard heat content. Apart from integrated projects, volumes of gas are reported on an “as-sold” basis. The price used to calculate future revenues and cash flows from proved gas reserves is the contract price or the 12-month average on “as-sold” volumes. Volumes associated with integrated projects are those measured at a designated transfer point between the Upstream and Downstream portions of the integrated project. Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

Significant changes in natural gas proved developed and undeveloped reserves are discussed below.

2011 compared with 2010

SHELL SUBSIDIARIES

Europe
The net increase of 990 thousand million scf in revisions and reclassifications resulted from better production performance and development activities resulting in extending the end-of-field life primarily in Denmark and Norway, and from development activities in Ireland and development activities and better production performance in the UK.

Asia
The net decrease of 860 thousand million scf in revisions and reclassifications primarily resulted from a decrease in entitlement share due to higher commodity prices. The increase of 239 thousand million scf in extensions and discoveries resulted from new bookings and extensions of proved areas by drilling activities.

Oceania
The increase of 1,471 thousand million scf from extensions and discoveries was associated with LNG integrated projects in Australia.

North America – USA
The net increase of 405 thousand million scf in revisions and reclassifications related to drilling activities and studies. The increase of 694 thousand million scf in extensions and discoveries resulted from new bookings and extensions of proved areas by drilling activities. The decrease of 213 thousand million scf resulted from asset sales.

North America – Canada
The increase of 816 thousand million scf in extensions and discoveries related to development drilling which resulted in additional proved areas.

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Asia
The net increase of 310 thousand million scf in revisions and reclassifications resulted primarily from studies.

2010 compared with 2009

SHELL SUBSIDIARIES

Europe
The net increase of 1,077 thousand million scf in revisions and reclassifications resulted from better production performance combined with a higher average price resulting in extending the end-of-field life primarily in Denmark, Germany and Norway.

Asia
The net decrease of 1,379 thousand million scf in revisions and reclassifications primarily resulted from a decrease in economic entitlement share due to higher commodity prices.

Oceania
The net increase of 262 thousand million scf from revisions and reclassifications resulted from better field production performance and subsurface/surface facilities studies.

Africa
The increase of 194 thousand million scf in extensions and discoveries resulted from new bookings of technically and commercially mature reservoirs.

North America – USA
The net increase of 292 thousand million scf in revisions and reclassifications related to drilling activities and higher commodity prices. The increase of 432 thousand million scf in extensions and discoveries resulted from new bookings and extensions of proved areas by drilling activities.

North America – Canada
The increase of 334 thousand million scf in extensions and discoveries related to development drilling which resulted in additional proved areas and an extended end-of-field life.

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Asia
The net increase of 321 thousand million scf in revisions and reclassifications primarily resulted from an update of reservoir models, reflecting continuous better production performance than historically predicted, development activities and an extended end-of-field life. A further increase of 184 thousand million scf in extensions and discoveries resulted from drilling activities and field performance studies.

Oceania
The net decrease of 468 thousand million scf resulted from acquisition and divestment activity in Australia.

Shell Annual Report and Form 20-F 2011	147
Supplementary information – oil and gas (unaudited) > Natural gas

Natural gas

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2011				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South

	Europe	Asia	Oceania	Africa	USA	Canada	America	Total

Shell subsidiaries
At January 1	5,082	11,970	4,814	2,989	2,671	1,308	149	28,983
Revisions and reclassifications	990	(860)	(118)	90	405	155	(23)	639
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	31	239	1,471	71	694	816	–	3,322
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	(120)	–	(21)	(213)	(5)	–	(359)
Production [A]	(605)	(538)	(215)	(329)	(361)	(229)	(22)	(2,299)

At December 31	5,498	10,691	5,952	2,800	3,196	2,045	104	30,286

Shell share of equity-accounted investments
At January 1	10,484	6,248	1,335	–	74	–	11	18,152
Revisions and reclassifications	72	310	(112)	–	(6)	–	(4)	260
Improved recovery	–	–	–	–	3	–	–	3
Extensions and discoveries	–	168	14	–	–	–	–	182
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	(4)	–	(30)	–	(1)	–	–	(35)
Production [B]	(649)	(464)	(65)	–	(7)	–	(1)	(1,186)

At December 31	9,903	6,262	1,142	–	63	–	6	17,376

Total	15,401	16,953	7,094	2,800	3,259	2,045	110	47,662

Reserves attributable to noncontrolling interest in Shell subsidiaries
At December 31	–	10	–	9	–	–	–	19

[A]	Includes 149 thousand million standard cubic feet consumed in operations.
[B] Includes 57 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2011				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South

	Europe	Asia	Oceania	Africa	USA	Canada	America	Total

Shell subsidiaries
At January 1	4,358	2,273	1,041	1,092	1,460	869	89	11,182
At December 31	4,685	9,379	839	1,112	1,506	951	92	18,564

Shell share of equity-accounted investments
At January 1	8,154	2,510	311	–	55	–	9	11,039
At December 31	7,837	4,936	241	–	46	–	5	13,065

PROVED UNDEVELOPED RESERVES 2011				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South

	Europe	Asia	Oceania	Africa	USA	Canada	America	Total

Shell subsidiaries
At January 1	724	9,697	3,773	1,897	1,211	439	60	17,801
At December 31	813	1,312	5,113	1,688	1,690	1,094	12	11,722

Shell share of equity-accounted investments
At January 1	2,330	3,738	1,024	–	19	–	2	7,113
At December 31	2,066	1,326	901	–	17	–	1	4,311

148	Shell Annual Report and Form 20-F 2011
Supplementary information – oil and gas (unaudited) > Natural gas

Natural gas

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2010				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South

	Europe	Asia	Oceania	Africa	USA	Canada	America	Total

Shell subsidiaries
At January 1	4,722	13,733	4,800	3,038	2,258	1,172	238	29,961
Revisions and reclassifications	1,077	(1,379)	262	118	292	36	(75)	331
Improved recovery	–	–	–	–	41	–	–	41
Extensions and discoveries	–	122	9	194	432	334	13	1,104
Purchases of minerals in place	2	9	–	5	173	–	–	189
Sales of minerals in place	(20)	–	(20)	(80)	(94)	(11)	(2)	(227)
Production [A]	(699)	(515)	(237)	(286)	(431)	(223)	(25)	(2,416)

At December 31	5,082	11,970	4,814	2,989	2,671	1,308	149	28,983

Shell share of equity-accounted investments
At January 1	11,113	6,079	1,832	–	65	–	5	19,094
Revisions and reclassifications	103	321	52	–	16	–	6	498
Improved recovery	–	1	–	–	–	–	–	1
Extensions and discoveries	–	184	–	–	–	–	–	184
Purchases of minerals in place	–	–	48	–	–	–	–	48
Sales of minerals in place	–	–	(516)	–	–	–	–	(516)
Production [B]	(732)	(337)	(81)	–	(7)	–	–	(1,157)

At December 31	10,484	6,248	1,335	–	74	–	11	18,152

Total	15,566	18,218	6,149	2,989	2,745	1,308	160	47,135

Reserves attributable to non-controlling interest in Shell subsidiaries
At December 31	–	24	–	8	–	–	–	32

[A]	Includes 138 thousand million standard cubic feet consumed in operations.
[B]	Includes 40 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2010				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South

	Europe	Asia	Oceania	Africa	USA	Canada	America	Total

Shell subsidiaries
At January 1	3,574	2,418	1,046	957	1,248	754	173	10,170
At December 31	4,358	2,273	1,041	1,092	1,460	869	89	11,182

Shell share of equity-accounted investments
At January 1	8,732	1,973	354	–	56	–	5	11,120
At December 31	8,154	2,510	311	–	55	–	9	11,039

PROVED UNDEVELOPED RESERVES 2010				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South

	Europe	Asia	Oceania	Africa	USA	Canada	America	Total

Shell subsidiaries
At January 1	1,148	11,315	3,754	2,081	1,010	418	65	19,791
At December 31	724	9,697	3,773	1,897	1,211	439	60	17,801

Shell share of equity-accounted investments
At January 1	2,381	4,106	1,478	–	9	–	–	7,974
At December 31	2,330	3,738	1,024	–	19	–	2	7,113

Shell Annual Report and Form 20-F 2011	149
Supplementary information – oil and gas (unaudited) > Natural gas

Natural gas

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2009				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South

	Europe	Asia	Oceania	Africa	USA	Canada	America	Total

Shell subsidiaries
At January 1	4,641	13,556	2,045	1,759	2,392	1,231	303	25,927
Revisions and reclassifications	751	580	94	740	36	(4)	(41)	2,156
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	30	198	2,880	720	229	160	8	4,225
Purchases of minerals in place	–	–	16	–	–	–	–	16
Sales of minerals in place	–	–	–	–	–	–	–	–
Production [A]	(700)	(601)	(235)	(181)	(399)	(215)	(32)	(2,363)

At December 31	4,722	13,733	4,800	3,038	2,258	1,172	238	29,961

Shell share of equity-accounted investments
At January 1	11,091	5,256	1,055	–	10	–	–	17,412
Revisions and reclassifications	594	1,008	862	–	63	–	5	2,532
Improved recovery	–	1	–	–	–	–	–	1
Extensions and discoveries	29	71	–	–	1	–	–	101
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–
Production [B]	(601)	(257)	(85)	–	(9)	–	–	(952)

At December 31	11,113	6,079	1,832	–	65	–	5	19,094

Total	15,835	19,812	6,632	3,038	2,323	1,172	243	49,055

Reserves attributable to non-controlling interest in Shell subsidiaries
At December 31	–	15	–	5	–	–	–	20

[A]	Includes 188 thousand million standard cubic feet consumed in operations.
[B]	Includes 30 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2009				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South

	Europe	Asia	Oceania	Africa	USA	Canada	America	Total

Shell subsidiaries
At January 1	3,371	2,021	1,501	593	1,194	747	144	9,571
At December 31	3,574	2,418	1,046	957	1,248	754	173	10,170

Shell share of equity-accounted investments
At January 1	9,131	852	575	–	8	–	–	10,566
At December 31	8,732	1,973	354	–	56	–	5	11,120

PROVED UNDEVELOPED RESERVES 2009				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South

	Europe	Asia	Oceania	Africa	USA	Canada	America	Total

Shell subsidiaries
At January 1	1,270	11,535	544	1,166	1,198	484	159	16,356
At December 31	1,148	11,315	3,754	2,081	1,010	418	65	19,791

Shell share of equity-accounted investments
At January 1	1,960	4,404	480	–	2	–	–	6,846
At December 31	2,381	4,106	1,478	–	9	–	–	7,974

150	Shell Annual Report and Form 20-F 2011
Supplementary information – oil and gas (unaudited) > Standardised measure of discounted future cash flows

STANDARDISED MEASURE
OF DISCOUNTED FUTURE
CASH FLOWS

SEC Annual Report on Form 20-F requires the disclosure of a standardised measure of discounted future cash flows, relating to proved reserves’ quantities and based on a 12-month unweighted arithmetic average sales price, calculated on a first-day-of-the-month basis, with cost factors based on those at the end of each year, currently enacted tax rates and a 10% annual discount factor. The information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity.

In addition, a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

2011 – SHELL SUBSIDIARIES							$ MILLION
					North America		South

	Europe	Asia	Oceania	Africa	USA	Canada	America	Total

Future cash inflows	134,985	131,083	66,460	88,833	68,992	161,029	6,291	657,673
Future production costs	39,102	26,746	15,029	25,795	37,258	69,986	2,904	216,820
Future development costs	15,548	13,280	23,692	7,325	15,004	20,935	1,370	97,154
Future tax expenses	51,533	41,412	8,257	32,812	6,066	18,028	762	158,870

Future net cash flows	28,802	49,645	19,482	22,901	10,664	52,080	1,255	184,829
Effect of discounting cash flows at 10%	12,002	22,306	17,510	7,454	3,934	35,312	293	98,811

Standardised measure of discounted future net cash flows	16,800	27,339	1,972	15,447	6,730	16,768	962	86,018

Non-controlling interest included	–	12	–	269	–	–	–	281

2011 – SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS							$ MILLION
					North America		South

	Europe	Asia	Oceania [A]	Africa	USA	Canada	America	Total

Future cash inflows	85,799	103,430	17,173	–	33,018	–	1,909	241,329
Future production costs	58,419	48,613	5,089	–	11,512	–	826	124,459
Future development costs	2,290	6,651	4,167	–	3,361	–	211	16,680
Future tax expenses	9,753	20,679	2,315	–	6,350	–	541	39,638

Future net cash flows	15,337	27,487	5,602	–	11,795	–	331	60,552
Effect of discounting cash flows at 10%	6,758	11,056	2,301	–	5,151	–	120	25,386

Standardised measure of discounted future net cash flows	8,579	16,431	3,301	–	6,644	–	211	35,166

[A]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

2010 – SHELL SUBSIDIARIES							$ MILLION
					North America		South

	Europe	Asia	Oceania	Africa	USA	Canada	America	Total

Future cash inflows	82,004	125,394	35,794	65,203	53,573	114,649	4,873	481,490
Future production costs	28,812	24,155	8,797	22,453	25,277	67,835	2,507	179,836
Future development costs	11,719	17,432	11,946	7,770	11,753	18,988	1,330	80,938
Future tax expenses	25,739	34,635	5,090	21,854	5,852	7,521	572	101,263

Future net cash flows	15,734	49,172	9,961	13,126	10,691	20,305	464	119,453
Effect of discounting cash flows at 10%	4,150	29,399	8,498	4,111	3,835	13,524	82	63,599

Standardised measure of discounted future net cash flows	11,584	19,773	1,463	9,015	6,856	6,781	382	55,854

Non-controlling interest included	–	126	–	166	–	–	–	292

Shell Annual Report and Form 20-F 2011	151
Supplementary information – oil and gas (unaudited) > Standardised measure of discounted future cash flows

2010 – SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS							$ MILLION
					North America		South

	Europe	Asia	Oceania [A]	Africa	USA	Canada	America	Total

Future cash inflows	71,140	69,452	12,179	–	21,994	–	1,667	176,432
Future production costs	50,406	30,703	3,083	–	8,099	–	493	92,784
Future development costs	2,265	5,116	1,410	–	2,944	–	118	11,853
Future tax expenses	6,881	14,750	1,751	–	3,921	–	531	27,834

Future net cash flows	11,588	18,883	5,935	–	7,030	–	525	43,961
Effect of discounting cash flows at 10%	5,159	7,024	2,423	–	2,928	–	165	17,699

Standardised measure of discounted future net cash flows	6,429	11,859	3,512	–	4,102	–	360	26,262

[A]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd as from November 2010 (previously: 34%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

2009 – SHELL SUBSIDIARIES							$ MILLION
					North America		South

	Europe	Asia	Oceania	Africa	USA	Canada	America	Total

Future cash inflows	61,836	87,327	29,353	48,742	32,766	91,855	2,481	354,360
Future production costs	23,116	18,367	9,169	18,697	16,964	62,287	1,268	149,868
Future development costs	11,724	18,429	12,977	5,975	6,131	20,303	444	75,983
Future tax expenses	14,496	21,254	2,955	10,929	3,496	2,969	313	56,412

Future net cash flows	12,500	29,277	4,252	13,141	6,175	6,296	456	72,097
Effect of discounting cash flows at 10%	3,010	19,848	5,319	3,649	1,517	5,306	53	38,702

Standardised measure of discounted future net cash flows	9,490	9,429	(1,067)	9,492	4,658	990	403	33,395

Non-controlling interest included	–	5	–	105	–	–	–	110

2009 – SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS							$ MILLION
					North America		South

	Europe	Asia	Oceania [A]	Africa	USA	Canada	America	Total

Future cash inflows	84,784	54,598	29,412	–	15,778	–	1,001	185,573
Future production costs	58,794	24,105	13,549	–	7,565	–	459	104,472
Future development costs	2,624	5,679	4,700	–	2,488	–	54	15,545
Future tax expenses	9,105	10,576	4,658	–	2,073	–	286	26,698

Future net cash flows	14,261	14,238	6,505	–	3,652	–	202	38,858
Effect of discounting cash flows at 10%	6,530	5,485	3,020	–	1,443	–	34	16,512

Standardised measure of discounted future net cash flows	7,731	8,753	3,485	–	2,209	–	168	22,346

[A]	Reflects Shell’s ownership of 34% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

152	Shell Annual Report and Form 20-F 2011
Supplementary information – oil and gas (unaudited) > Standardised measure of discounted future cash flows

Change in standardised measure of discounted future net cash flows relating to proved reserves

2011			$ MILLION
	Shell subsidiaries	Shell share of equity- accounted investments	Total

At January 1	55,854	26,262	82,116
Net changes in prices and production costs	80,192	23,636	103,828
Revisions of previous reserves estimates	15,144	3,205	18,349
Extensions, discoveries and improved recovery	14,508	1,725	16,233
Purchases and sales of minerals in place	(1,957)	(288)	(2,245)
Development cost related to future production	(21,733)	(4,173)	(25,906)
Sales and transfers of oil and gas, net of production costs	(47,669)	(15,296)	(62,965)
Development cost incurred during the year	13,529	2,607	16,136
Accretion of discount	10,572	3,727	14,299
Net change in income tax	(32,422)	(6,239)	(38,661)

At December 31	86,018	35,166	121,184

2010			$ MILLION
	Shell subsidiaries	Shell share of equity- accounted investments	Total

At January 1	33,395	22,346	55,741
Net changes in prices and production costs	49,223	10,585	59,808
Revisions of previous reserves estimates	23,288	3,732	27,020
Extensions, discoveries and improved recovery	5,486	785	6,271
Purchases and sales of minerals in place	317	(2,070)	(1,753)
Development cost related to future production	(12,355)	(698)	(13,053)
Sales and transfers of oil and gas, net of production costs	(36,841)	(11,432)	(48,273)
Development cost incurred during the year	13,454	2,380	15,834
Accretion of discount	5,928	3,393	9,321
Net change in income tax	(26,041)	(2,759)	(28,800)

At December 31	55,854	26,262	82,116

2009			$ MILLION
	Shell subsidiaries	Shell share of equity- accounted investments	Total

At January 1	17,995	14,000	31,995
Net changes in prices and production costs	35,269	15,067	50,336
Revisions of previous reserve estimates	18,267	7,045	25,312
Extensions, discoveries and improved recovery	17,898	2,328	20,226
Purchases and sales of minerals in place	(23)	–	(23)
Development cost related to future production	(28,834)	(6,071)	(34,905)
Sales and transfers of oil and gas, net of production costs	(27,443)	(12,829)	(40,272)
Development cost incurred during the year	14,569	3,861	18,430
Accretion of discount	2,901	2,994	5,895
Net change in income tax	(17,204)	(4,049)	(21,253)

At December 31	33,395	22,346	55,741

Shell Annual Report and Form 20-F 2011	153
Supplementary information – oil and gas (unaudited) > Oil and gas exploration and production activities capitalised costs

OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES
CAPITALISED COSTS

The aggregate amount of property, plant and equipment and intangible assets relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31 are shown in the tables below.

Shell subsidiaries

		$ MILLION
	2011	2010

Cost
Proved properties [A]	167,690	159,099
Unproved properties	28,474	26,420
Support equipment and facilities	6,313	6,034

	202,477	191,553

Depreciation
Proved properties [A]	92,562	90,873
Unproved properties	2,351	2,095
Support equipment and facilities	3,515	3,255

	98,428	96,223

Net capitalised costs	104,049	95,330

[A]	Includes capitalised asset decommissioning and restoration costs and related depreciation.

Shell share of equity-accounted investments

		$ MILLION
	2011	2010

Cost
Proved properties [A]	45,389	41,968
Unproved properties	2,563	3,058
Support equipment and facilities	3,249	3,156

	51,201	48,182

Depreciation
Proved properties [A]	23,669	22,576
Unproved properties	155	131
Support equipment and facilities	1,798	1,657

	25,622	24,364

Net capitalised costs	25,579	23,818

[A]	Includes capitalised asset decommissioning and restoration costs and related depreciation.

154	Shell Annual Report and Form 20-F 2011
Supplementary information – oil and gas (unaudited) > Oil and gas exploration and production activities costs incurred

OIL AND GAS EXPLORATION
AND PRODUCTION ACTIVITIES
COSTS INCURRED

Costs incurred during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table below. Development costs exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

Shell subsidiaries

2011							$ MILLION
					North America		South

	Europe	Asia	Oceania	Africa	USA	Other [B]	America	Total

Acquisition of properties
Proved	32	1	–	1	–	1	–	35
Unproved	1	1,181	73	174	1,417	763	23	3,632
Exploration	321	510	300	404	3,138	663	386	5,722
Development [A]	1,152	3,089	1,196	1,047	2,697	1,614	340	11,135

[A]	Includes capitalised asset decommissioning and restoration costs.
[B]	Comprises Canada and Greenland.

2010							$ MILLION
					North America		South

	Europe	Asia	Oceania	Africa	USA	Other [B]	America	Total

Acquisition of properties
Proved	302	4	–	313	38	–	–	657
Unproved	304	110	–	330	5,776	86	–	6,606
Exploration	380	414	410	508	1,939	443	277	4,371
Development [A]	2,590	2,800	437	1,569	2,072	3,239	307	13,014

[A]	Includes capitalised asset decommissioning and restoration costs.
[B]	Comprises Canada and Greenland.

2009							$ MILLION
					North America		South

	Europe	Asia	Oceania	Africa	USA	Other [B]	America	Total

Acquisition of properties
Proved	10	531	99	–	–	3	–	643
Unproved	–	2	163	163	224	43	7	602
Exploration	485	355	385	376	1,632	373	267	3,873
Development [A]	2,378	3,669	533	1,768	2,315	4,002	296	14,961

[A]	Includes capitalised asset decommissioning and restoration costs.
[B]	Comprises Canada and Greenland.

Shell Annual Report and Form 20-F 2011	155
Supplementary information – oil and gas (unaudited) > Oil and gas exploration and production activities costs incurred

Shell share of equity-accounted investments

2011							$ MILLION
					North America		South

	Europe	Asia	Oceania	Africa	USA	Other	America	Total

Acquisition of properties
Proved	–	–	–	–	–	–	–	–
Unproved	–	–	279	–	–	–	–	279
Exploration	26	250	160	–	9	–	–	445
Development [A]	280	2,103	1,023	–	349	–	81	3,836

[A]	Includes capitalised asset decommissioning and restoration costs.

2010							$ MILLION
					North America		South

	Europe	Asia	Oceania	Africa	USA	Other	America	Total

Acquisition of properties
Proved	–	–	–	–	–	–	–	–
Unproved	–	–	–	–	–	–	–	–
Exploration	59	276	127	–	4	–	–	466
Development [A]	306	2,083	849	–	302	–	50	3,590

[A]	Includes capitalised asset decommissioning and restoration costs.

2009							$ MILLION
					North America		South

	Europe	Asia	Oceania	Africa	USA	Other	America	Total

Acquisition of properties
Proved	–	31	–	–	–	–	–	31
Unproved	–	–	–	–	–	–	–	–
Exploration	9	364	109	–	1	–	–	483
Development [A]	440	2,377	1,720	–	316	–	54	4,907

[A]	Includes capitalised asset decommissioning and restoration costs.

156	Shell Annual Report and Form 20-F 2011
Supplementary information – oil and gas (unaudited) > Oil and gas exploration and production activities earnings

OIL AND GAS EXPLORATION AND
PRODUCTION ACTIVITIES EARNINGS

Shell subsidiaries

2011				$ MILLION
					North America		South

	Europe	Asia	Oceania	Africa	USA	Other [B]	America	Total

Revenue
Third parties	5,038	4,227	1,823	3,143	3,369	342	96	18,038
Sales between businesses	10,379	14,495	1,160	10,986	4,016	6,710	1,570	49,316

Total	15,417	18,722	2,983	14,129	7,385	7,052	1,666	67,354

Production costs excluding taxes	2,243	1,301	386	1,453	2,005	2,979	250	10,617
Taxes other than income tax [A]	390	588	300	1,499	59	–	180	3,016
Exploration	288	326	178	493	745	110	126	2,266
Depreciation, depletion and amortisation	1,473	1,008	351	1,181	2,427	1,575	352	8,367
Other (costs)/income	(1,670)	(3,242)	(331)	1,071	797	(2,080)	504	(4,951)

Earnings before taxation	9,353	12,257	1,437	10,574	2,946	308	1,262	38,137
Taxation charge/(credit)	6,048	9,748	(15)	6,511	714	165	471	23,642

Earnings after taxation	3,305	2,509	1,452	4,063	2,232	143	791	14,495

[A]	Includes cash paid royalties to governments outside North America.
[B]	Comprises Canada and Greenland.

2010				$ MILLION
					North America		South

	Europe	Asia	Oceania	Africa	USA	Other [B]	America	Total

Revenue
Third parties	4,100	2,755	1,674	2,215	3,547	487	121	14,899
Sales between businesses	8,572	10,672	980	8,225	3,153	4,101	1,356	37,059

Total	12,672	13,427	2,654	10,440	6,700	4,588	1,477	51,958

Production costs excluding taxes	2,186	1,106	287	1,244	1,700	2,257	209	8,989
Taxes other than income tax [A]	303	333	284	1,019	100	–	154	2,193
Exploration	335	275	110	294	730	167	125	2,036
Depreciation, depletion and amortisation	2,690	748	436	1,192	1,858	3,178	636	10,738
Other (costs)/income	(1,144)	(2,748)	2,479	497	(528)	(1,324)	72	(2,696)

Earnings before taxation	6,014	8,217	4,016	7,188	1,784	(2,338)	425	25,306
Taxation charge/(credit)	2,915	6,752	524	4,564	542	(614)	132	14,815

Earnings after taxation	3,099	1,465	3,492	2,624	1,242	(1,724)	293	10,491

[A]	Includes cash paid royalties to governments outside North America.
[B]	Comprises Canada and Greenland.

2009							$ MILLION
					North America		South

	Europe	Asia	Oceania	Africa	USA	Other [B]	America	Total

Revenue
Third parties	2,945	2,449	1,001	1,613	3,055	348	119	11,530
Sales between businesses	8,271	8,170	877	5,524	2,774	3,334	486	29,436

Total	11,216	10,619	1,878	7,137	5,829	3,682	605	40,966

Production costs excluding taxes	2,729	1,113	177	1,285	1,666	1,963	184	9,117
Taxes other than income tax [A]	322	185	172	465	56	–	68	1,268
Exploration	273	208	196	532	610	177	182	2,178
Depreciation, depletion and amortisation	2,730	937	307	1,233	2,440	1,999	124	9,770
Other (costs)/income	(1,064)	(2,458)	(463)	(444)	(653)	(1,075)	(72)	(6,229)

Earnings before taxation	4,098	5,718	563	3,178	404	(1,532)	(25)	12,404
Taxation charge/(credit)	2,886	4,744	69	2,370	(458)	(572)	(126)	8,913

Earnings after taxation	1,212	974	494	808	862	(960)	101	3,491

[A]	Includes cash paid royalties to governments outside North America.
[B]	Comprises Canada and Greenland.

Shell Annual Report and Form 20-F 2011	157
Supplementary information – oil and gas (unaudited) > Oil and gas exploration and production activities earnings

Shell share of equity-accounted investments

2011				$ MILLION
					North America		South

	Europe	Asia	Oceania [B]	Africa	USA	Other	America	Total

Third party revenue	5,688	11,021	1,271	–	2,807	–	318	21,105

Total	5,688	11,021	1,271	–	2,807	–	318	21,105

Production costs excluding taxes	353	932	247	–	457	–	41	2,030
Taxes other than income tax [A]	2,990	4,358	74	–	127	–	89	7,638
Exploration	13	60	89	–	8	–	–	170
Depreciation, depletion and amortisation	237	1,250	246	–	211	–	35	1,979
Other income/(costs)	349	(30)	(141)	–	103	–	(108)	173

Earnings before taxation	2,444	4,391	474	–	2,107	–	45	9,461
Taxation	940	1,983	174	–	765	–	45	3,907

Earnings after taxation	1,504	2,408	300	–	1,342	–	–	5,554

[A]	Includes cash paid royalties to governments outside North America.
[B]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

2010				$ MILLION
					North America		South

	Europe	Asia	Oceania [B]	Africa	USA	Other	America	Total

Third party revenue	5,027	6,895	1,471	–	2,023	–	196	15,612

Total	5,027	6,895	1,471	–	2,023	–	196	15,612

Production costs excluding taxes	355	815	196	–	449	–	64	1,879
Taxes other than income tax [A]	2,471	2,416	139	–	35	–	9	5,070
Exploration	19	8	111	–	4	–	–	142
Depreciation, depletion and amortisation	247	1,177	303	–	270	–	30	2,027
Other income/(costs)	337	(56)	3	–	18	–	43	345

Earnings before taxation	2,272	2,423	725	–	1,283	–	136	6,839
Taxation	878	1,338	207	–	465	–	136	3,024

Earnings after taxation	1,394	1,085	518	–	818	–	–	3,815

[A]	Includes cash paid royalties to governments outside North America.
[B]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd as from November 2010 (previously: 34%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

2009				$ MILLION
					North America		South

	Europe	Asia	Oceania [B]	Africa	USA	Other	America	Total

Third party revenue	4,965	4,962	1,053	–	1,613	–	192	12,785

Total	4,965	4,962	1,053	–	1,613	–	192	12,785

Production costs excluding taxes	334	843	148	–	454	–	42	1,821
Taxes other than income tax [A]	2,201	1,446	72	–	3	–	9	3,731
Exploration	13	126	92	–	1	–	–	232
Depreciation, depletion and amortisation	300	964	294	–	293	–	297	2,148
Other income/(costs)	332	(76)	30	–	342	–	(36)	592

Earnings before taxation	2,449	1,507	477	–	1,204	–	(192)	5,445
Taxation	940	955	194	–	437	–	11	2,537

Earnings after taxation	1,509	552	283	–	767	–	(203)	2,908

[A]	Includes cash paid royalties to governments outside North America.
[B]	Reflects Shell’s ownership of 34% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

158	Shell Annual Report and Form 20-F 2011
Independent Auditors’ Report to the Members of Royal Dutch Shell plc

INDEPENDENT AUDITORS’
REPORT TO THE MEMBERS
OF ROYAL DUTCH SHELL PLC

We have audited the Parent Company Financial Statements of Royal Dutch Shell plc (the “Company”) for the year ended December 31, 2011, which comprise the Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related Notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
As explained more fully in the statement of the Directors’ responsibilities in respect of the preparation of the financial statements set out on page 59, the Directors are responsible for the preparation of the Parent Company Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Parent Company Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

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

SCOPE OF THE AUDIT OF THE FINANCIAL STATEMENTS
An audit involves obtaining evidence about the amounts and disclosures in the Parent Company Financial Statements sufficient to give reasonable assurance that the Parent Company Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the Parent Company Financial Statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited Parent Company Financial Statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

OPINION ON FINANCIAL STATEMENTS
In our opinion the Parent Company Financial Statements:

■	give a true and fair view of the state of the Company’s affairs as at December 31, 2011, and of its income and cash flows for the year then ended;
■	have been properly prepared in accordance with IFRSs as adopted by the European Union; and
■	have been prepared in accordance with the requirements of the Companies Act 2006.

SEPARATE OPINION IN RELATION TO IFRSs AS ISSUED BY THE IASB
As explained in Note 1 to the Parent Company Financial Statements, the Company in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the Parent Company Financial Statements comply with IFRSs as issued by the IASB.

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

OTHER MATTER
We have reported separately on the Consolidated Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2011.

Stephen Johnson (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
March 14, 2012

Note:

■	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) are the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Parent Company Financial Statements since they were initially presented on the website.
■	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Shell Annual Report and Form 20-F 2011	159
Parent Company Financial Statements

INDEX TO THE PARENT
COMPANY FINANCIAL
STATEMENTS

The Parent Company Financial Statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

160	Statement of Income
160	Statement of Comprehensive Income
160	Balance Sheet
161	Statement of Changes in Equity
161	Statement of Cash Flows
162	Notes to the Parent Company Financial Statements
162	Note 1 Basis of preparation
162	Note 2 Accounting policies
163	Note 3 Finance income/(expense)
163	Note 4 Remuneration of Directors and Senior Management
163	Note 5 Taxation
164	Note 6 Accounts receivable
164	Note 7 Cash and cash equivalents
164	Note 8 Financial instruments and other derivative contracts
164	Note 9 Accounts payable and accrued liabilities
165	Note 10 Share capital
166	Note 11 Other reserves
167	Note 12 Dividends
167	Note 13 Earnings per share
167	Note 14 Related parties
168	Note 15 Legal proceedings and other contingencies
168	Note 16 Auditors’ remuneration

160	Shell Annual Report and Form 20-F 2011
Parent Company Financial Statements

STATEMENT OF INCOME		$ MILLION
	NOTES	2011	2010

Dividend income		13,438	14,345
Finance income	3	79	20
Administrative expenses		(103)	(42)
Finance expense	3	(225)	(231)

Income before taxation		13,189	14,092
Taxation	5	6	35

Income for the period		13,195	14,127

All results are from continuing activities.

STATEMENT OF COMPREHENSIVE INCOME		$ MILLION
	2011	2010

Income for the period	13,195	14,127

Comprehensive income for the period	13,195	14,127

BALANCE SHEET	$ MILLION
	NOTES	Dec 31, 2011	Dec 31, 2010

Assets
Non-current assets
Investments in subsidiaries		202,291	202,160
Deferred tax	5	350	252

		202,641	202,412

Current assets
Accounts receivable	6	17,433	1
Cash and cash equivalents	7	121	11,727

		17,554	11,728

Total assets		220,195	214,140

Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	1,110	927

		1,110	927

Total liabilities		1,110	927

Equity
Share capital	10	536	529
Other reserves	11	201,606	201,542
Retained earnings		16,943	11,142

Total equity		219,085	213,213

Total liabilities and equity		220,195	214,140

/s/  Simon Henry

Simon Henry
Chief Financial Officer, for and on behalf of the Board of Directors
March 14, 2012

The Notes on pages 162 to 168 form an integral part of these Parent Company Financial Statements.

Shell Annual Report and Form 20-F 2011	161
Parent Company Financial Statements

STATEMENT OF CHANGES IN EQUITY		$ MILLION

	NOTES	Share capital	Other reserves	Retained earnings	Total equity

At January 1, 2011		529	201,542	11,142	213,213
Comprehensive income for the period		–	–	13,195	13,195
Dividends paid	12	–	–	(10,457)	(10,457)
Scrip dividends	12	10	(10)	3,580	3,580
Repurchases of shares	11	(3)	3	(1,106)	(1,106)
Share-based compensation	11	–	71	589	660

At December 31, 2011		536	201,606	16,943	219,085

At January 1, 2010		527	201,448	6,220	208,195
Comprehensive income for the period		–	–	14,127	14,127
Dividends paid	12	–	–	(10,196)	(10,196)
Scrip dividends	12	2	(2)	612	612
Share-based compensation	11	–	96	379	475

At December 31, 2010		529	201,542	11,142	213,213

STATEMENT OF CASH FLOWS		$ MILLION
	NOTES	2011	2010

Cash flow from operating activities
Income for the period		13,195	14,127
Adjustment for:
Dividend income		(13,438)	(14,345)
Taxation		(6)	(35)
Unrealised foreign exchange losses		205	216
Interest income		(79)	(20)
Interest expense		17	17
Share-based compensation		69	12
(Increase)/decrease in working capital		(17,097)	197

Net cash (used in)/from operating activities (pre-tax)		(17,134)	169
Taxation refunded		11	144

Net cash (used in)/from operating activities		(17,123)	313

Cash flow from investing activities
Dividends received		13,438	14,345
Interest received		79	20

Net cash from investing activities		13,517	14,365

Cash flow from financing activities
Dividends paid	12	(6,877)	(9,584)
Repurchases of shares		(1,106)	–
Interest paid		(17)	(17)

Net cash used in financing activities		(8,000)	(9,601)

(Decrease)/increase in cash and cash equivalents		(11,606)	5,077
Cash and cash equivalents at January 1	7	11,727	6,650

Cash and cash equivalents at December 31	7	121	11,727

The Notes on pages 162 to 168 form an integral part of these Parent Company Financial Statements.

162	Shell Annual Report and Form 20-F 2011
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The Financial Statements of Royal Dutch Shell plc (the Company) have been prepared in accordance with the provisions of the Companies Act 2006 and with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to the Company, there are no material differences with IFRS as issued by the International Accounting Standards Board (IASB); therefore, the Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The Financial Statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities and other derivative contracts.

The Financial Statements were approved and authorised for issue by the Board of Directors on March 14, 2012.

The accounting policies in Note 2 have been applied consistently in all periods presented.

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results may differ from those estimates.

The financial results of the Company are included in the Consolidated Financial Statements on pages 101-140. The financial results of the Company incorporate the results of the Dividend Access Trust, the financial statements for which are presented on pages 172-175.

The Company’s principal activity is being the parent company for Shell, as described in Note 1 to the Consolidated Financial Statements. It conducts itself wholly within the Corporate business segment (see Note 4 to the Consolidated Financial Statements).

2 ACCOUNTING POLICIES

The Company’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements. Key accounting estimates and judgements affecting the assessment and measurement of impairment follow those set out in Note 3 to the Consolidated Financial Statements. The following are the principal accounting policies that specifically relate to the Company.

Presentation currency
The Company’s presentation and functional currency is US dollars (dollars).

Taxation
The Company is tax resident in the Netherlands. For the assessment of corporate income tax in the Netherlands, the Company and certain of its subsidiaries form a fiscal unit, in respect of which the Company recognises in its financial statements any current tax payable or receivable for the fiscal unit as a whole.

The tax charge or credit is recognised in income calculated at the statutory tax rate prevailing in the Netherlands.

Investments
Investments in subsidiaries are stated at cost, net of any impairment.

The original cost of the Company’s investment in Royal Dutch Petroleum Company (Royal Dutch) was based on the fair value of the shares transferred to the Company by the former shareholders of Royal Dutch in exchange for Class A shares in the Company during the public exchange offer in 2005. The original cost of the Company’s investment in The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited (Shell Transport), was the fair value of the shares held by the former shareholders of The “Shell” Transport and Trading Company, p.l.c. transferred in consideration for the issuance of Class B shares as part of the Scheme of Arrangement in 2005. The Company’s investments in Royal Dutch and Shell Transport now represent an investment in Shell Petroleum N.V.(Shell Petroleum); this change had no impact on the cost of investments in subsidiaries.

Share-based compensation plans
The fair value of share-based compensation for equity-settled plans granted to subsidiary employees under the Company’s schemes is recognised as an investment in subsidiaries from the date of grant over the vesting period with a corresponding increase in equity. At the moment of vesting of a plan, the costs for the actual deliveries are recharged to the relevant employing subsidiaries. This is recognised as a repayment of the investment originally booked. If the actual vesting costs are higher than the originally estimated share-based compensation charge, the difference is recognised in income.

Shell Annual Report and Form 20-F 2011	163
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 2 continued]

Information on the principal plans, including vesting conditions and shares granted, vested and expired or forfeited during the year, is set out in Note 22 to the Consolidated Financial Statements.

Dividend income
Interim dividends are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport or of Shell Petroleum, in which case income is recognised on declaration date.

3 FINANCE INCOME/(EXPENSE)

	$ MILLION
	2011	2010

Finance income
Interest income	79	20

Total	79	20

Finance expense
Interest expense	(17)	(17)
Foreign exchange losses	(208)	(214)

Total	(225)	(231)

4 REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

The Directors and Senior Management are remunerated for their services to Shell. Remuneration of the Directors and Senior Management is paid by subsidiaries. The Company has received a recharge of $7.7 million (2010: $6.8 million) for the services of Directors and Senior Management.

Remuneration of Directors and Senior Management, detailing short-term benefits, retirement benefits, share-based compensation and gains realised on the exercise of share options, is set out in Note 5 to the Consolidated Financial Statements.

5 TAXATION

A – Taxation credit

	$ MILLION
	2011	2010

Current taxation
Credit in respect of current period	(12)	(32)

Total	(12)	(32)

Deferred taxation
Relating to the origination and reversal of temporary differences	6	(3)

Total	6	(3)

Total taxation credit	(6)	(35)

The applicable tax charge at the statutory tax rate reconciles to the actual taxation credit as follows:

	$ MILLION
	2011	2010

Income before taxation	13,189	14,092

Applicable tax charge at the statutory tax rate of 25.0% (2010: 25.5%)	3,297	3,593
Income not subject to tax	(3,361)	(3,659)
Expenses not deductible for tax purposes	52	59
Other reconciling items	6	(28)

Taxation credit	(6)	(35)

B – Taxes payable

Taxes payable are reported within accounts payable and accrued liabilities.

164	Shell Annual Report and Form 20-F 2011
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 5 continued]

C – Deferred tax assets

	$ MILLION
	2011	2010

At January 1	252	159
Recognised in income	(6)	3
Additions during the year	104	90

At December 31	350	252

In 2011, a deferred tax asset was recognised for the tax losses of 2009, 2010 and 2011 as it is probable that these will be recovered, based on projected future available profits. The tax losses are available for relief against future taxable profits for up to nine years from the year in which the loss was incurred.

6 ACCOUNTS RECEIVABLE

	$ MILLION
	Dec 31, 2011	Dec 31, 2010

Amounts due from subsidiaries (see Note 14)	17,433	–
Other receivables	–	1

Total	17,433	1

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

Foreign exchange derivatives are used by the Company to manage foreign exchange risk. Foreign exchange risk arises when certain transactions are denominated in a currency that is not the Company’s functional currency. There are no derivative financial instruments held at December 31, 2011 or 2010.

The fair value of financial assets and liabilities at December 31, 2011 and 2010, approximates their carrying amount. All financial assets and liabilities fall due within 12 months.

9 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	$ MILLION
	Dec 31, 2011	Dec 31, 2010

Amounts owed to subsidiaries	965	767
Withholding tax payable	135	151
Accruals	8	8
Unclaimed dividends	2	1

Total	1,110	927

Shell Annual Report and Form 20-F 2011	165
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

10 SHARE CAPITAL

ISSUED AND FULLY PAID	NUMBER OF SHARES
	Ordinary shares of €0.07 each		Sterling deferred

	Class A	Class B	shares of £1 each

At January 1, 2011	3,563,952,539	2,695,808,103	50,000
Scrip dividends	104,597,898	–	–
Repurchases of shares	–	(34,404,931)	–

At December 31, 2011	3,668,550,437	2,661,403,172	50,000

At January 1, 2010	3,545,663,973	2,695,808,103	50,000
Scrip dividends	18,288,566	–	–

At December 31, 2010	3,563,952,539	2,695,808,103	50,000

NOMINAL VALUE	$ MILLION
	Ordinary shares of €0.07 each

	Class A	Class B	Total

At January 1, 2011	302	227	529
Scrip dividends	10	–	10
Repurchases of shares	–	(3)	(3)

At December 31, 2011	312	224	536

At January 1, 2010	300	227	527
Scrip dividends	2	–	2

At December 31, 2010	302	227	529

The total nominal value of sterling deferred shares is less than $1 million.

The Class B shares repurchased in 2011 under the Company’s share buyback programme were all cancelled.

At the Company’s Annual General Meeting on May 17, 2011, the Board was authorised to allot shares and grant rights to subscribe for or to convert any securities into shares of the Company up to a total nominal amount of €146 million (representing 2,086 million ordinary shares of €0.07 each). This authority expires at the earlier of August 17, 2012, and the conclusion of the Annual General Meeting held in 2012, unless previously revoked or varied in a General Meeting of Shareholders.

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

The sterling deferred shares are redeemable only at the discretion of the Company for £1 each and carry no voting rights. There are no further rights to participate in profits or assets, including the right to receive dividends. Upon winding up or liquidation, the shares carry a right to repayment of paid-up nominal value, ranking ahead of the Class A and Class B shares.

For information on the number of shares in the Company held by Shell employee share ownership trusts and in connection with share-based compensation plans, refer to Note 22 to the Consolidated Financial Statements.

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

DESCRIPTION OF DIVIDEND ACCESS MECHANISM
A dividend access share has been issued by Shell Transport to EES Trustees International Limited (EES Trustees) as dividend access trustee (the Trustee). EES Trustees replaced Lloyds TSB Offshore Trust Company Limited as Trustee on January 26, 2012. Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access share on trust for the holders of Class B shares from time to time and will arrange for prompt disbursement of such dividends to holders of Class B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends that are unclaimed after 12 years will revert to Shell Transport. Holders of Class B shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of Class B shares will be dividends paid to the Trustee in respect of the dividend access share.

166	Shell Annual Report and Form 20-F 2011
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

OPERATION OF THE DIVIDEND ACCESS MECHANISM
If, in connection with the declaration of a dividend by the Company on the Class B shares, the Board of Shell Transport elects to declare and pay a dividend on the dividend access share to the Trustee, the holders of the Class B shares will be beneficially entitled to receive their share of that dividend pursuant to the declaration of trust (and arrangements will be made to ensure that the dividend is paid in the same currency in which they would have received a dividend from the Company).

If any amount is paid by Shell Transport by way of a dividend on the dividend access share and paid by the Trustee to any holder of Class B shares, the dividend which the Company would otherwise pay on the Class B shares will be reduced by an amount equal to the amount paid to such holders of Class B shares by the Trustee.

The Company will have a full and unconditional obligation, in the event that the Trustee does not pay an amount to holders of Class B shares on a cash dividend payment date (even if that amount has been paid to the Trustee), to pay immediately the dividend declared on the Class B shares. The right of holders of Class B shares to receive distributions from the Trustee will be reduced by an amount equal to the amount of any payment actually made by the Company on account of any dividend on Class B shares.

The dividend access mechanism may be suspended or terminated at any time by the Company’s Directors or the Directors of Shell Transport, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

11 OTHER RESERVES

					$ MILLION
	Share premium reserve	Capital redemption reserve	Share plan reserve	Other reserve	Total

At January 1, 2011	154	57	956	200,375	201,542
Scrip dividends	–	–	–	(10)	(10)
Repurchases of shares	–	3	–	–	3
Share-based compensation	–	–	71	–	71

At December 31, 2011	154	60	1,027	200,365	201,606

At January 1, 2010	154	57	860	200,377	201,448
Scrip dividends	–	–	–	(2)	(2)
Share-based compensation	–	–	96	–	96

At December 31, 2010	154	57	956	200,375	201,542

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

The other reserve was established as a consequence of the Company becoming the single parent company of Royal Dutch and Shell Transport and represented the difference between the cost of the investment in those companies and the nominal value of shares issued in exchange for those investments as required by the prevailing legislation at that time, section 131 of the Companies Act 1985.

Shell Annual Report and Form 20-F 2011	167
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

12 DIVIDENDS

			$ MILLION
		Cash	Scrip	Total

Interim
March 25, 2011	$0.42 per Class A share	820	681	1,501
March 25, 2011	$0.42 per Class B share	738	387	1,125
Interim
June 27, 2011	$0.42 per Class A share	890	601	1,491
June 27, 2011	$0.42 per Class B share	878	236	1,114
Interim
September 19, 2011	$0.42 per Class A share	912	571	1,483
September 19, 2011	$0.42 per Class B share	954	148	1,102
Interim
December 16, 2011	$0.42 per Class A share	818	703	1,521
December 16, 2011	$0.42 per Class B share	867	253	1,120

Total		6,877	3,580	10,457

Interim
March 17, 2010	$0.42 per Class A share	1,465	–	1,465
March 17, 2010	$0.42 per Class B share	1,089	–	1,089
Interim
June 9, 2010	$0.42 per Class A share	1,376	–	1,376
June 9, 2010	$0.42 per Class B share	1,073	–	1,073
Interim
September 8, 2010	$0.42 per Class A share	1,461	–	1,461
September 8, 2010	$0.42 per Class B share	1,121	–	1,121
Interim
December 17, 2010	$0.42 per Class A share	937	549	1,486
December 17, 2010	$0.42 per Class B share	1,062	63	1,125

Total		9,584	612	10,196

In addition, on February 2, 2012, the Directors announced a further interim dividend in respect of 2011 of $0.42 per Class A share and $0.42 per Class B share. The total dividend amounts to approximately $2,659 million and is payable on March 22, 2012. Under the Scrip Dividend Programme, shareholders can elect to receive dividends in the form of Class A shares. The dividends on the Class B shares are paid via the Trust (see Note 10).

Dividends on Class A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends on Class B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends on ADSs are paid in dollars.

13 EARNINGS PER SHARE

Refer to Note 27 to the Consolidated Financial Statements.

14 RELATED PARTIES

Significant subsidiaries at December 31, 2011, and Shell’s percentage interest therein, are set out in Exhibit 8. The Company has no direct interest in associates and jointly controlled entities. Shell’s major investments in associates and jointly controlled entities at December 31, 2011, are set out in Note 10 to the Consolidated Financial Statements. A complete list of investments in subsidiaries, associates and jointly controlled entities will be attached to the Company’s annual return made to the Registrar of Companies.

The Company deposits cash balances with Shell Treasury Centre Limited, a subsidiary, which is Shell’s main external facing Treasury entity. The Company earned interest on these balances of $3 million in 2011 (2010: $4 million). At December 31, 2011, the balance deposited was $121 million (2010: $11,726 million), consisting of euro, sterling and dollar balances. These balances are presented within cash and cash equivalents. Interest on euro balances is calculated at EONIA less 0.15%, on sterling balances at LIBOR and on dollar balances at US LIBID (2010: US LIBOR less 0.15%).

Following a review of the cash financing arrangements of the Company, a portion of the balance previously deposited with Shell Treasury Centre Limited is now held with Shell Petroleum. The Company’s liquidity position remains unaffected following this change in funding, as the deposit with Shell Petroleum, which is denominated in dollars, is repayable on demand. At December 31, 2011, this receivable due from Shell Petroleum, of $17,433 million (2010: $nil), is presented within accounts receivable. Interest is calculated at US LIBOR less 0.1% and interest income in 2011 was $1 million (2010: $nil).

168	Shell Annual Report and Form 20-F 2011
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 14 continued]

At December 31, 2011, the Company had a net payable due to Shell Treasury Luxembourg Sarl, a subsidiary, of $658 million (2010: $512 million), presented within accounts payable and accrued liabilities. The net payable comprises an interest-bearing receivable at December 31, 2011, of €12,988 million (2010: €8,328 million) and an interest-bearing payable of $17,444 million (2010: $11,623 million). Interest on euro balances is calculated at EONIA less 0.15% and on dollar balances at US LIBOR. Net interest income on these balances in 2011 was $57 million (2010: $1 million net interest income).

Dividend income from subsidiaries in 2011 was $13,438 million (2010: $14,345 million).

The main movement in investment in subsidiaries relates to the share-based compensation charge of $660 million on equity-settled plans in 2011 (2010: $475 million), disclosed in the Consolidated Financial Statements.

The Company recharged $657 million (2010: $177 million) to subsidiaries related to vested share-based compensation that was delivered to employees in 2011 on Performance Share Plan awards that were granted in 2008.

In 2011, the Company settled balances of $5 million (2010: $nil) with Shell Petroleum.

In 2011, the Company settled balances with several subsidiaries amounting to $21 million (2010: $21 million) relating to the Company’s employee costs.

The Company recharged certain administrative expenses to subsidiaries, which amounted to $2 million in 2011 (2010: $2 million).

Invoices from third-party suppliers were paid by Shell International B.V., a subsidiary, on behalf of the Company amounting in 2011 to $3 million (2010: $3 million).

The Company enters into forward and spot foreign exchange contracts with Treasury companies, which are subsidiaries. At December 31, 2011, there were no open contracts with these companies in respect of foreign exchange contracts.

The Company settles general and administrative expenses of the Trust including the auditors’ remuneration.

The Company has guaranteed listed debt issued by Shell International Finance B.V., a subsidiary, the fair value of which at December 31, 2011, was $28,679 million (2010: $36,305 million).

15 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

Refer to Note 25 to the Consolidated Financial Statements.

16 AUDITORS’ REMUNERATION

Auditors’ remuneration for 2011 audit services was $152,700 (2010: $142,000).

Shell Annual Report and Form 20-F 2011	169
Independent Auditors’ Report to EES Trustees International Limited as Trustee of the Royal Dutch Shell Dividend Access Trust

INDEPENDENT AUDITORS’
REPORT TO EES TRUSTEES
INTERNATIONAL LIMITED
AS TRUSTEE (PREVIOUSLY
LLOYDS TSB OFFSHORE
TRUST COMPANY LIMITED)
OF THE ROYAL DUTCH SHELL
DIVIDEND ACCESS TRUST

We have audited the Financial Statements of the Royal Dutch Shell Dividend Access Trust (“the Trust”) for the year ended December 31, 2011, which comprise the Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related Notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

RESPECTIVE RESPONSIBILITIES OF TRUSTEE AND AUDITORS
The Trustee is responsible for the preparation of the Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the Trustee and the Royal Dutch Shell plc Class B shareholders as a body and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

SCOPE OF THE AUDIT OF THE FINANCIAL STATEMENTS
An audit involves obtaining evidence about the amounts and disclosures in the Financial Statements sufficient to give reasonable assurance that the Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Trust’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Trustee; and the overall presentation of the Financial Statements. In addition, we read all the financial and non-financial information in the Royal Dutch Shell plc Annual Report and Form 20-F 2011 to identify material inconsistencies with the audited

Financial Statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

OPINION ON FINANCIAL STATEMENTS
In our opinion the Financial Statements:

■	give a true and fair view of the state of the Trust’s affairs as at December 31, 2011, and of its income and cash flows for the year then ended; and
■	have been properly prepared in accordance with IFRSs as adopted by the European Union.

SEPARATE OPINION IN RELATION TO IFRSs AS ISSUED BY THE IASB
As explained in Note 2 to the Financial Statements, the Trust in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the Financial Statements comply with IFRSs as issued by the IASB.

MATTERS ON WHICH WE REPORT BY EXCEPTION

We have nothing to report in respect of the following matters where we would report to you if, in our opinion:

■	proper accounting records have not been kept by the Trust; or
■	the Financial Statements are not in agreement with the accounting records; or
■	we have not received all the information and explanations we require for our audit.

PricewaterhouseCoopers CI LLP
Chartered Accountants
Jersey, Channel Islands
March 14, 2012

Note:

■	The report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2011 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2011.
■	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) are the responsibility of the Directors of Royal Dutch Shell plc; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Financial Statements since they were initially presented on the website.
■	Legislation in Jersey governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

170	Shell Annual Report and Form 20-F 2011
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT
REGISTERED PUBLIC
ACCOUNTING FIRM

To EES Trustees International Limited as trustee (previously Lloyds TSB Offshore Trust Company Limited) of the Royal Dutch Shell Dividend Access Trust and the Board of Directors and Shareholders of Royal Dutch Shell plc.

In our opinion, the accompanying Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related Notes to the Financial Statements present fairly, in all material respects, the financial position of the Royal Dutch Shell Dividend Access Trust (“the Trust”) at December 31, 2011, and December 31, 2010, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The trustee and the management of Royal Dutch Shell plc are responsible for these Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Trustee’s and Management’s Report on Internal Control over Financial Reporting of the Royal Dutch Shell Dividend Access Trust as set out on page 86. Our responsibility is to express opinions on these Financial Statements and on the Trust’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Financial

Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall Financial Statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers CI LLP
Jersey, Channel Islands
March 14, 2012

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2011 only and does not form part of the Royal Dutch Shell plc’s Annual Report and Accounts for 2011.

Shell Annual Report and Form 20-F 2011	171
Royal Dutch Shell Dividend Access Trust Financial Statements

INDEX TO THE ROYAL DUTCH
SHELL DIVIDEND ACCESS TRUST
FINANCIAL STATEMENTS

172	Statement of Income
172	Statement of Comprehensive Income
172	Balance Sheet
173	Statement of Changes in Equity
173	Statement of Cash Flows
174	Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements
174	Note 1 The Trust
174	Note 2 Basis of preparation
174	Note 3 Accounting policies
174	Note 4 Other liabilities
175	Note 5 Capital account
175	Note 6 Distributions made
175	Note 7 Auditors’ remuneration
175	Note 8 Financial instruments
175	Note 9 Related party transactions

172	Shell Annual Report and Form 20-F 2011
Royal Dutch Shell Dividend Access Trust Financial Statements

STATEMENT OF INCOME		£ MILLION
	2011	2010	2009

Dividend income	2,175	2,863	2,902

Income before and after taxation and for the period	2,175	2,863	2,902

All results are from continuing activities.

STATEMENT OF COMPREHENSIVE INCOME		£ MILLION
	2011	2010	2009

Income for the period	2,175	2,863	2,902

Comprehensive income for the period	2,175	2,863	2,902

BALANCE SHEET		£ MILLION
	NOTES	Dec 31, 2011	Dec 31, 2010

Assets
Current assets
Cash and cash equivalents		1	1

Total assets		1	1

Liabilities
Current liabilities
Other liabilities	4	1	1

Total liabilities		1	1

Equity
Capital account	5	–	–
Revenue account		–	–

Total equity		–	–

Total liabilities and equity		1	1

/s/  Lisa Knowles

Lisa Knowles
Signed for and on behalf of EES Trustees International Limited as trustee of the Royal Dutch Shell Dividend Access Trust.

/s/  Karen Kurys

Karen Kurys
Signed for and on behalf of EES Trustees International Limited as trustee of the Royal Dutch Shell Dividend Access Trust.

March 14, 2012

The Notes on pages 174 to 175 form an integral part of these Royal Dutch Shell Dividend Access Trust Financial Statements.

Shell Annual Report and Form 20-F 2011	173
Royal Dutch Shell Dividend Access Trust Financial Statements

STATEMENT OF CHANGES IN EQUITY		£ MILLION
	NOTES	Capital account	Revenue account	Total equity

At January 1, 2011		–	–	–
Comprehensive income for the period		–	2,175	2,175
Distributions made	6	–	(2,175)	(2,175)

At December 31, 2011		–	–	–

At January 1, 2010		–	–	–
Comprehensive income for the period		–	2,863	2,863
Distributions made	6	–	(2,863)	(2,863)

At December 31, 2010		–	–	–

At January 1, 2009		–	–	–
Comprehensive income for the period		–	2,902	2,902
Distributions made	6	–	(2,902)	(2,902)

At December 31, 2009		–	–	–

STATEMENT OF CASH FLOWS		£ MILLION
	2011	2010	2009

Cash flow from operating activities
Income for the period	2,175	2,863	2,902
Adjustment for:
Dividends received	(2,175)	(2,863)	(2,902)
Increase in working capital	–	–	1

Net cash from operating activities	–	–	1

Cash flow from investing activities
Dividends received	2,175	2,863	2,902

Net cash from investing activities	2,175	2,863	2,902

Cash flow from financing activities
Distributions made	(2,175)	(2,863)	(2,902)

Net cash used in financing activities	(2,175)	(2,863)	(2,902)

Change in cash and cash equivalents	–	–	1
Cash and cash equivalents at January 1	1	1	–

Cash and cash equivalents at December 31	1	1	1

The Notes on pages 174 to 175 form an integral part of these Royal Dutch Shell Dividend Access Trust Financial Statements.

174	Shell Annual Report and Form 20-F 2011
Royal Dutch Shell Dividend Access Trust Financial Statements > Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements

NOTES TO THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST
FINANCIAL STATEMENTS

1 THE TRUST

The Royal Dutch Shell Dividend Access Trust (the Trust) was established on May 19, 2005, by The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited (Shell Transport), and Royal Dutch Shell plc (the Company). The Trust is governed by the applicable laws of England and Wales and is resident in Jersey. The Trustee of the Trust is EES Trustees International Limited, registration number 92182 (the Trustee), Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES, replacing Lloyds TSB Offshore Trust Company Limited following a Deed of Novation and Deed of Retirement and Appointment dated January 26, 2012. The Trust was established as part of a dividend access mechanism.

A dividend access share has been issued by Shell Transport to the Trustee. Following the announcement of a dividend by the Company on the Class B shares, Shell Transport may declare a dividend on the dividend access share.

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

2 BASIS OF PREPARATION

The Financial Statements of the Trust have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to the Trust, there are no material differences with IFRS as issued by the International Accounting Standards Board (IASB); therefore, the Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The Financial Statements have been prepared under the historical cost convention.

The accounting policies in Note 3 have been applied consistently in all periods presented.

The Financial Statements were approved and authorised for issue by EES Trustees International Limited on March 14, 2012.

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Trust’s accounting policies. Actual results may differ from these estimates. The financial results of the Trust are included in the Consolidated and Parent Company Financial Statements on pages 101-140 and pages 160-168 respectively.

3 ACCOUNTING POLICIES

The Trust’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements. The following are the principal accounting policies that specifically relate to the Trust.

Presentation currency
The Trust’s presentation and functional currency is sterling. The Trust dividend income and dividends paid are principally in sterling.

Taxation
The Trust is not subject to taxation.

Dividend income
Interim dividends on the dividend access share are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport, in which case income is recognised based on the record date of the dividend by the Company on its Class B shares.

4 OTHER LIABILITIES

Other liabilities include £997,987 (2010: £774,546) relating to unclaimed dividends, including any dividend cheque payments that have expired or are returned unpresented.

Shell Annual Report and Form 20-F 2011	175
Royal Dutch Shell Dividend Access Trust Financial Statements > Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements

5 CAPITAL ACCOUNT

The capital account is represented by the dividend access share of 25 pence settled in the Trust by Shell Transport, which also represents an asset in the Trust. This is classified as equity in the balance sheet.

6 DISTRIBUTIONS MADE

Distributions are made to the Class B shareholders of the Company in accordance with the Trust Deed. Refer to Note 12 to the Parent Company Financial Statements for information about dividends per share. Cumulative unclaimed dividends as at December 31, 2011, amounted to £997,987 (2010: £774,546). Amounts are recorded as distributed once a wire transfer or cheque is issued. All cheques are valid for one year from the date of issue. Any wire transfers that are not completed are replaced by cheques. To the extent that cheques expire or are returned unpresented, the Trust records a liability for unclaimed dividends and a corresponding amount of cash.

7 AUDITORS’ REMUNERATION

Auditors’ remuneration for 2011 audit services was £33,750 (2010: £33,750; 2009: £37,250).

8 FINANCIAL INSTRUMENTS

Risk management is carried out by the Trustee and the Company to ensure that the relevant policies and procedures are in place to minimise risk.

The Trust, in its normal course of business, is not subject to market risk, credit risk or liquidity risk. The Trustee does not consider that any foreign exchange exposures will materially affect the operations of the Trust.

The fair value of financial assets and liabilities at December 31, 2011 and 2010, approximates their carrying amount. All financial assets and liabilities fall due within 12 months.

9 RELATED PARTY TRANSACTIONS

The Trust received dividend income of £2,175 million (2010: £2,863 million; 2009: £2,902 million) in respect of the dividend access share. The Trust made distributions of £2,175 million (2010: £2,863 million; 2009: £2,902 million) to the Class B shareholders of the Company, a signatory to the Trust Deed.

The Company pays the general and administrative expenses of the Trust including the auditors’ remuneration.

176	Shell Annual Report and Form 20-F 2011
Cross reference to Form 20-F

CROSS REFERENCE TO FORM 20-F

PART I		PAGES

Item 1.	Identity of Directors, Senior Management and Advisers	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
Item 3.	Key Information
	A. Selected financial data	10, 93
	B. Capitalisation and indebtedness	47-48
	C. Reasons for the offer and use of proceeds	N/A
	D. Risk factors	13-15
Item 4.	Information on the Company
	A. History and development of the company	11, 16-27, 29, 37-40, 91
	B. Business overview	8-9, 11-12, 16-44, 49-53, 141-149
	C. Organisational structure	11, E2-E4
	D. Property, plant and equipment	16-43, 50-53
Item 4A.	Unresolved Staff Comments	N/A
Item 5.	Operating and Financial Review and Prospects
	A. Operating results	8-10, 12, 16-44, 133-135
	B. Liquidity and capital resources	45-48
	C. Research and development, patents and licences, etc.	18, 58, 110
	D. Trend information	8-9, 11-12, 16-22, 37-43
	E. Off-balance sheet arrangements	48
	F. Tabular disclosure of contractual obligations	48
	G. Safe harbour	48
Item 6.	Directors, Senior Management and Employees
	A. Directors and senior management	54-57, 80-81
	B. Compensation	63-78
	C. Board practices	54-56, 58-61, 70, 79-90
	D. Employees	49, 114
	E. Share ownership	49, 60, 65-78, 91, 108, 135-136
Item 7.	Major Shareholders and Related Party Transactions
	A. Major shareholders	89-92
	B. Related party transactions	60, 107, 118-120, 167-168, 175
	C. Interests of experts and counsel	N/A
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	41, 45-48, 99-140, 158-175
	B. Significant Changes	58
Item 9.	The Offer and Listing
	A. Offer and listing details	91-94
	B. Plan of distribution	N/A
	C. Markets	91
	D. Selling shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the issue	N/A
Item 10.	Additional Information
	A. Share capital	47, 49, 60, 76, 91-92, 103, 130-131, 135-137, 161, 165
	B. Memorandum and articles of association	86-90
	C. Material contracts	60
	D. Exchange controls	96
	E. Taxation	96-97
	F. Dividends and paying agents	58, 86-88, 91, 95, 97
	G. Statement by experts	N/A
	H. Documents on display	3
	I. Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	85, 105-112, 120, 131-135, 164, 175
Item 12.	Description of Securities Other than Equity Securities	91, 95-96

Shell Annual Report and Form 20-F 2011	177
Cross reference to Form 20-F

PART II		PAGES

Item 13.	Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15.	Controls and Procedures	84-86, 99, E5-E6
Item 16.	[Reserved]
Item 16A.	Audit committee financial expert	79, 82
Item 16B.	Code of Ethics	80
Item 16C.	Principal Accountant Fees and Services	82-83, 139, 168, 175
Item 16D.	Exemptions from the Listing Standards for Audit Committees	79-80
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	47
Item 16F.	Change in Registrant’s Certifying Accountant	N/A
Item 16G.	Corporate Governance	79-80

PART III		PAGES

Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	99-140, 158-175
Item 19.	Exhibits	178, E1-E9

178	Shell Annual Report and Form 20-F 2011
Exhibits

INDEX TO THE EXHIBITS

Exhibit No.	Description	PAGE

1.1	Memorandum of Association of Royal Dutch Shell plc, together with a special resolution of Royal Dutch Shell plc dated May 18, 2010, (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form F-3 (Registration No. 333-177588) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on October 28, 2011).
1.2	Articles of Association of Royal Dutch Shell plc, together with a special resolution of Royal Dutch Shell plc dated May 18, 2010, (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form F-3 (Registration No. 333-177588) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on October 28, 2011).
2	Dividend Access Trust Deed (incorporated by reference to Exhibit 2 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2007).
4.2	Shell Provident Fund Regulations and Trust Agreement (incorporated by reference to Exhibit 4.7 to the Post-Effective Amendment to Registration Statement on Form S-8 (Registration No. 333-126715) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on June 18, 2007).
4.3	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.3 to the Annual Report for the fiscal year ended December 31, 2005, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2006).
4.4	Senior Debt Securities Indenture dated June 27, 2006, among Shell International Finance B.V., as issuer, Royal Dutch Shell plc, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-3 (Registration No. 333-126726) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on July 20, 2005, amended from then to be dated as of June 27, 2006, and with the parties signatures).
4.5	Form of Directors Letter of appointments (incorporated by reference to Exhibits 4.5 – 4.11 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2007).
4.6	Compromise Agreement with Malcolm Brinded (February 21, 2012).
7.1	Calculation of Ratio of Earnings to Fixed Charges.	E1
7.2	Calculation of Return on Average Capital Employed (ROACE) (incorporated by reference to page 48 herein).
7.3	Calculation of gearing (incorporated by reference to page 9 and Note 15 to the Consolidated Financial Statements on page 122 herein).
8	Significant Shell subsidiaries as at December 31, 2011.	E2
12.1	Section 302 Certification of Royal Dutch Shell plc.	E5
12.2	Section 302 Certification of Royal Dutch Shell plc.	E6
13.1	Section 906 Certification of Royal Dutch Shell plc.	E7
99.1	Consent of PricewaterhouseCoopers LLP, London.	E8
99.2	Consent of PricewaterhouseCoopers CI LLP, Jersey, Channel Islands, relating to the Royal Dutch Shell Dividend Access Trust.	E9

Shell Annual Report and Form 20-F 2011	179
Signatures

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.

Royal Dutch Shell plc

/s/  Peter Voser

Peter Voser
Chief Executive Officer
March 14, 2012

CONTACT INFORMATION REGISTERED OFFICE Royal Dutch Shell plc Shell Centre London SE1 7NA United Kingdom Registered in England and Wales Company number 4366849 Registered with the Dutch Trade Register under number 34179503 HEADQUARTERS Royal Dutch Shell plc Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands SHARE REGISTRATION Equiniti Aspect House Spencer Road Lancing West Sussex BN99 6DA United Kingdom 0800 169 1679 (UK) +44 (0) 121 415 7073 +44 (0) 1903 833168 For online information about your holding and to change the way you receive your company documents: www.shareview.co.uk SHAREHOLDER RELATIONS Royal Dutch Shell plc Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands +31 (0)70 377 1365 +31 (0)70 377 4088 +31 (0)70 377 3953 or Royal Dutch Shell plc Shell Centre London SE1 7NA United Kingdom +44 (0)20 7934 3363 +44 (0)20 7934 7515 royaldutchshell.shareholders@shell.com www.shell.com/shareholder AMERICAN DEPOSITARY SHARES (ADSS) The Bank of New York Mellon PO Box 358516 Pittsburgh, PA 15252-8516 USA +1 888 737 2377 (USA) +1 201 680 6825 (international) shrrelations@bnymellon.com www.bnymellon.com/shareowner INVESTOR RELATIONS Royal Dutch Shell plc PO Box 162 2501 AN The Hague The Netherlands +31 (0)70 377 4540 or Shell Oil Company Investor Relations 910 Louisiana Street, 4580B Houston, TX 77002 USA +1 713 241 1042 +1 713 241 0176 ir-europe@shell.com ir-usa@shell.com www.shell.com/investor REPORT ORDERING order@shell.com +31 (0)888 800 844 Annual Report/20-F service for US residents +1 888 301 0504 Designed by Studio Dumbar Typeset by RR Donnelley Printed by Tu.tel under ISO 14001 The printing of this document was carbon neutral: certifi ed carbon-offset projects compensated for the CO2 emissions. www.natureoffi ce.com NL—001—357791

OTHER SHELL PUBLICATIONS HTTP://REPORTS.SHELL.COM All information from our reports is available for online reading and for downloading as a PDF file. KEY ADVANTAGES OPTIMISED SCREEN READING FIND-AS-YOU-TYPE SEARCH TOOL INTERACTIVE CHARTING EXCEL DOWNLOADS OF ALL TABLES VIDEO ENHANCEMENTS SIMPLE SWITCH BETWEEN REPORTS PAPER AND COST SAVINGS Annual Review and Summary Financial Statements 2011 A summarised operational and financial overview of Shell. Investors’ Handbook 2007—2011 Five years’ detailed financial and operational information, including maps. Sustainability Report 2011 Report on our progress in contributing to sustainable development.