Form 20-F
period 2012-12-31
Royal Dutch Shell plc
filed 2013-03-14
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands

Tel. no: 011 31 70 377 9111

royaldutchshell.shareholders@shell.com

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares representing two A ordinary shares	New York Stock Exchange
of the issuer with a nominal value of €0.07 each
American Depositary Shares representing two B ordinary shares	New York Stock Exchange
of the issuer with a nominal value of €0.07 each
1.875% Guaranteed Notes due 2013	New York Stock Exchange
4.0% Guaranteed Notes due 2014	New York Stock Exchange
0.625% Guaranteed Notes due 2015	New York Stock Exchange
3.1% Guaranteed Notes due 2015	New York Stock Exchange
3.25% Guaranteed Notes due 2015	New York Stock Exchange
1.125% Guaranteed Notes due 2017	New York Stock Exchange
5.2% Guaranteed Notes due 2017	New York Stock Exchange
4.3% Guaranteed Notes due 2019	New York Stock Exchange
4.375% Guaranteed Notes due 2020	New York Stock Exchange
2.375% Guaranteed Notes due 2022	New York Stock Exchange
2.25% Guaranteed Notes due 2023	New York Stock Exchange
6.375% Guaranteed Notes due 2038	New York Stock Exchange
5.5% Guaranteed Notes due 2040	New York Stock Exchange
3.625% Guaranteed Notes due 2042	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of December 31, 2012:
3,706,535,798 A ordinary shares with a nominal value of €0.07 each.
2,599,337,678 B ordinary shares with a nominal value of €0.07 each.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑ Yes	☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file to Section 13 pursuant reports
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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding
12 months (or for such shorter period that the registrant was required to submit and post such files).	☑ Yes	☐ No

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

Exploring for oil and gas
Producing oil and gas
Mining oil sands
Extracting bitumen
Refining oil into fuels and lubricants
Producing petrochemicals
Supply and distribution
Developing fields
Shipping and trading
Converting gas to liquid products (GTL)
Producing biofuels
Shipping and trading
Liquefying gas by cooling (LNG)
Generating wind power
B2B sales
Regasifying LNG
Retail sales
Retail sales
B2B sales
CHEMICAL PRODUCTS
for plastics, coatings, detergents
FUELS AND LUBRICANTS
for transport
GAS
for cooking, heating, electrical power

2	Shell Annual Report and Form 20-F 2012	reports.shell.com
About this Report

ABBREVIATIONS

CURRENCIES
$	US dollar
€	euro
£	sterling
CHF	Swiss franc

UNITS OF MEASUREMENT
acre	approximately 0.004 square kilometres
b(/d)	barrels (per day)
boe(/d)	barrels of oil equivalent (per day); natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel
MMBtu	million British thermal units
mtpa	million tonnes per annum
per day	volumes are converted to a daily basis using a calendar year
scf(/d)	standard cubic feet (per day)

PRODUCTS
GTL	gas to liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids

MISCELLANEOUS
ADS	American Depositary Share
AGM	Annual General Meeting
CCS	current cost of supplies
CO2	carbon dioxide
DBP	Deferred Bonus Plan
EMTN	euro medium-term note
EPS	earnings per share
HSSE	health, safety, security and environment
IFRIC	Interpretation(s) issued by the IFRS Interpretations Committee
IFRS	International Financial Reporting Standard(s)
LTIP	Long-term Incentive Plan
OML	oil mining lease
OPEC	Organization of the Petroleum Exporting Countries
OPL	oil prospecting licence
PSC	production-sharing contract
PSP	Performance Share Plan
R&D	research and development
REMCO	Remuneration Committee
RSP	Restricted Share Plan
SEC	United States Securities and Exchange Commission
TRCF	total recordable case frequency
TSR	total shareholder return
WTI	West Texas Intermediate

reports.shell.com	Shell Annual Report and Form 20-F 2012	3
About this Report

ABOUT THIS REPORT

This Report serves as the Annual Report and Accounts in accordance with UK requirements and as the Annual Report on Form 20-F as filed with the SEC for the year ended December 31, 2012, for Royal Dutch Shell plc (the Company) and its subsidiaries (collectively known as Shell). It presents the Consolidated Financial Statements of Shell (pages 99-137), the Parent Company Financial Statements of Shell (pages 159-167) and the Financial Statements of the Royal Dutch Shell Dividend Access Trust (pages 171-174). Cross references to Form 20-F are set out on pages 175-176 of this Report.

In this Report “Shell” is sometimes used for convenience where references are made to the Company and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries” and “Shell subsidiaries” as used in this Report refer to companies over which the Company, either directly or indirectly, has control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of the risks. The Consolidated Financial Statements consolidate the financial statements of the Company and all subsidiaries. The companies in which Shell has significant influence but not control are referred to as “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. Joint ventures are comprised of jointly controlled entities and jointly controlled assets. In this Report, jointly controlled entities and associates are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interests.

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

This Report contains references to Shell’s website and to the Shell Sustainability Report. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com or in the Shell Sustainability Report.

Documents on display

Documents concerning the Company, or its predecessors for reporting purposes, which are referred to in this Report have been filed with the SEC and may be examined and copied at the public reference facility maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, USA. For further information on the operation of the public reference room and the copy charges, call the SEC at 1-800-SEC-0330. All of the SEC filings made electronically by Shell are available to the public on the SEC website at www.sec.gov (commission file number 001-32575). This Report is also available, free of charge, at www.shell.com/annualreport or at the offices of Shell in The Hague, the Netherlands and London, UK. Copies of this Report also may be obtained, free of charge, by mail.

4	Shell Annual Report and Form 20-F 2012	reports.shell.com
About this Report

5	Chairman’s message
6	Chief Executive Officer’s review
8	Business Review
8	Performance indicators
10	Selected financial data
11	Business overview
13	Risk factors
16	Summary of results and strategy
20	Upstream
35	Downstream
41	Corporate
42	Liquidity and capital resources
46	Our people
47	Environment and society
51	Section 13(r) of the US Securities Exchange Act of 1934 disclosure
52	The Board of Royal Dutch Shell plc
55	Senior Management
56	Report of the Directors
60	Directors’ Remuneration Report
77	Corporate governance
89	Additional shareholder information
96	Report on the Annual Report and Accounts
97	Report on the Annual Report on Form 20-F
98	Consolidated Financial Statements
138	Supplementary information – oil and gas (unaudited)
157	Independent Auditors’ Report to the Members of Royal Dutch Shell plc
158	Parent Company Financial Statements
168	Independent Auditors’ Report to Computershare Trustees (Jersey) Limited as Trustee of the Royal Dutch Shell Dividend Access Trust
169	Report of Independent Registered Public Accounting Firm
170	Royal Dutch Shell Dividend Access Trust Financial Statements
175	Cross reference to Form 20-F
177	Exhibits
178	Signatures

reports.shell.com	Shell Annual Report and Form 20-F 2012	5
Chairman’s message

CHAIRMAN’S MESSAGE

In 2012, we continued to deliver on our strategy in the face of an uncertain economic environment. At Shell, we naturally pay close attention to short-term economic conditions, but we take a long-term, strategic view of the Company’s development. We continue to invest in, and maintain, a diverse portfolio of assets, despite economic headwinds.

This gives us a resilience that enables us to build for the future: we can continue to develop major projects to help meet rising energy demand, while operating a global network of refineries and chemical plants that help us derive maximum value from the resources we produce. We balance growth opportunities and investment returns, while continuously seeking to improve operational safety standards, competitiveness and innovation.

The global economic growth rate for the year fell slightly, to an estimated 3.2% from 3.9% for 2011. The average Brent crude oil price for the year was $112 per barrel, very close to the figure for 2011.

Our dividends in 2012 increased to approximately $11 billion, making them the largest in our sector. We expect to increase dividends for the first quarter of 2013 by 4.7%, compared with the same quarter of 2012.

Energy and climate

Our solid foundations and strategy will enable us to continue to grow in a volatile world facing many difficult challenges. One of the greatest of these challenges is how to meet rising energy demand, while significantly reducing carbon dioxide (CO2) emissions.

Shell estimates that by 2050, global energy demand could increase by up to 80%, as living standards rise and the world’s population grows from seven to nine billion.

Renewable energy, including biofuels, will play a role. Our Raízen joint venture in Brazil turns sugar cane into ethanol, which could reduce overall CO2 emissions significantly compared with the gasoline it replaces. By 2050, renewable sources could provide about 30% of the world’s energy. However, fossil fuels are still likely to meet about two-thirds of energy demand.

Natural gas, the cleanest burning fossil fuel, is central to our long-term business strategy. Shell is a major supplier of natural gas that powers homes and businesses. In North America, we are unlocking gas trapped in tight and shale rock formations. The dramatic increase in gas supplies there, as a result of the shale gas revolution, has lowered prices and brought other advantages. When used to displace coal in electricity generation, it could reduce CO2 emissions by about half. Now the benefits of tight and shale gas are spreading to other parts of the world, such as China, and we are at the forefront of this development.

The world will also need to address tensions between supplies of the linked essentials of water, energy and food, which could become critical as the population grows. Energy is needed to produce food, and water is needed to produce energy. Shell is leading efforts to understand these stresses, and we are finding ways to recycle and use water more efficiently.

Innovation has a vital role to play in the challenges we face. Since 2007, we have spent more than $1 billion a year on research and development, and continue to deploy new technology. For example, we have formed Sirius Well Manufacturing Services, an international well services company, in partnership with China National Petroleum Corporation. The 50:50 joint venture was incorporated in 2012, and will use advanced techniques to drill multiple wells for tight, shale and coalbed gas extraction in an efficient, repeatable way. It has potential across the world.

We continue to invest in the quality of our people. Our graduate and experienced recruitment programmes, supported by structured learning and development, are focused on providing the capability we need for success in the future.

Learning lessons

As more accessible resources are depleted, those in challenging environments will be essential in meeting global energy demand in the decades ahead. In 2012, we took the first steps in exploring for new resources off the coast of Alaska. Later events involving our drilling ships were most regrettable. We have since decided to pause exploration drilling in 2013, to prepare plans and equipment for activity at a later stage. Alaska remains an area of high potential for Shell in the long term. We will learn lessons from our experience, and continue to explore for resources there in a careful and measured way.

We will also continue to invest in developing capabilities that help us explore for energy resources in the right way: safely and responsibly, with respect for the environment and the communities we operate alongside.

Jorma Ollila

Chairman

6	Shell Annual Report and Form 20-F 2012	reports.shell.com
Chief Executive Officer’s review

CHIEF EXECUTIVE OFFICER’S

REVIEW

We made good progress in 2012 toward improving our performance, even as we dealt with continued volatile economic conditions. We are on target to meet strategic objectives. And we are delivering the projects that form the foundation of our aim to become the world’s most competitive and innovative energy company.

Still, there is work to do. We are focused on further improving our operating performance in key areas, such as oil and gas production and internal processes that influence customer satisfaction.

Let me highlight some of 2012’s milestones and achievements. Our overall safety performance in 2012 matched that of 2011. And we continued our strong focus on ensuring our facilities are safely run and maintained. The Shell Sustainability Report has details on our safety and environmental performance.

For 2012 our earnings on a current cost of supplies basis attributable to shareholders were $27 billion. Cash flow from operating activities was $46 billion and, excluding working capital movements, was $43 billion. Net capital investment was $30 billion, as we build a solid foundation for future growth.

We produced 3.3 million barrels of oil equivalent per day in 2012, up 3% from 2011 excluding the effect of divestments and exits, with important contributions from our Pearl GTL plant in Qatar, which is now ramped up, and the Pluto LNG Project in Australia, through our participation in Woodside Petroleum Ltd. Equity LNG sales volumes of 20.2 million tonnes were up 7% compared with 2011.

In exploration, we continue to expand our portfolio, adding 120,000 square kilometres of new exploration acreage in 2012, including positions in liquids-rich shales. We participated in seven notable conventional exploration discoveries and appraisals, and 10 successful unconventional appraisals.

Harnessing innovation

We are building on our heritage as innovators and gaining public recognition for our accomplishments. Shell was one of 50 innovation leaders worldwide identified by the MIT Technology Review. We also received industry awards for our Perdido deep-water project in the Gulf of Mexico and our Prelude floating LNG project.

We continue to fine-tune our global network of technology centres to support future business opportunities. That includes increasing our capabilities in India and China. In November, we laid the foundation stone for a new technology centre in Bangalore, India, which we aim to build into a world-class technology hub.

Our Downstream business had a good operating performance for the year, with reduced levels of unplanned downtime. We continued to build on the strength of Shell’s brand in markets with growth potential. In Brazil our Raízen biofuels joint venture is making good progress. In its first full year of operation, the venture made a notable contribution to Downstream earnings. Last year we broke ground on Shell’s seventh lubricants blending plant in mainland China, to meet rising demand there. And we also announced plans to build a blending plant in Indonesia, another expanding market in Asia.

Our accomplishments in 2012 helped underpin Shell’s strong track record since 2010. Over the last three years, our earnings on a current cost of supplies basis attributable to shareholders increased by 45% and our cash flow from operating activities increased by 69%. Compared with our major competitors, over the past three years we have delivered the highest rates of growth in earnings per share and cash flow from operating activities.

Building our future

Looking to the future, the projects that will help drive growth are advancing well. We have about 30 projects under construction. We produced the first oil from the Gumusut-Kakap project off the coast of Malaysia and that will ramp up once a floating production facility is in place. We added a new development phase to our Changbei tight-gas operation in China, adding nearly 1,700 square kilometres, as well as agreeing with our partner, China National Petroleum Corporation, to potentially develop the main reservoir.

In October, we cut the first steel for the hull of our ground-breaking Prelude floating LNG project. In November, the hull for the Mars B project was completed in South Korea and shipped to Texas for installation in the Gulf of Mexico. And we took the final investment decision on the Quest carbon capture and storage project associated with our oil sands operations in Canada, which will reduce our environmental footprint. In all, we took final investment decisions on seven projects during the year.

With our progress in 2012, the growth agenda set out at the beginning of the year is on track. It includes $175-200 billion of cash flow from operating activities, excluding working capital movements, for 2012-2015, assuming the Brent oil price remains in the range of $80-100 per barrel and conditions for North American natural gas and downstream margins improve relative to 2012. It also includes net capital investment of $120-130 billion, and a competitive dividend for shareholders.

Looking further ahead, we are considering about 30 additional projects, giving us an attractive set of options for the longer term. We are now more constrained by capital than by opportunities, which allows us to focus resources where the potential for growth is greatest.

Gas leadership

Let me highlight one area where we are already industry leaders and that has great potential for the future: integrated gas projects, which include LNG and gas-to-liquids (GTL), such as our Pearl plant. Integrated gas projects contributed approximately 40% of our total earnings in 2012.

Integrated gas builds on our strengths in exploration and production, our downstream expertise in creating and marketing high-value products, and our know-how in managing huge projects. Growth will come from Australia, where we have an additional 7 million tonnes per year under construction. Longer term, we are studying projects with capacity of another 20 million tonnes per year, so there is significant growth potential.

North America is one region of opportunity. The shale gas revolution there has unlocked vast resources that provide an attractively priced feedstock. We will soon supply LNG for long-haul trucks in Canada. And we have other LNG, GTL and chemicals options on the drawing board.

reports.shell.com	Shell Annual Report and Form 20-F 2012	7
Chief Executive Officer’s review

In February 2013, we agreed to acquire part of Repsol S.A.’s LNG portfolio, subject to regulatory approval and other conditions precedent. This acquisition will extend our international LNG portfolio.

I expect our strength in integrated gas projects will be one of the drivers of our earnings and cash flow in the coming decades.

Strategic priorities

As we push ahead with our strategy, we have taken a fresh look at how we manage our portfolio. Going forward we are using a clear set of strategic themes to drive our choices about investment, people and innovation.

First we have our upstream and downstream ”engines”, which are mature businesses. They generate much of our cash flow. We will continue to invest to keep them running smoothly and to extract additional value.

Next we have our growth priorities, which are three areas of great opportunity for us in the years ahead, thanks to our superior technology and innovation. They are integrated gas, deep water and resources plays, such as shale oil and gas.

Finally we have future opportunities for the longer term, including the Arctic, Iraq, Kazakhstan, Nigeria, and heavy oil. We also continue to ramp up our conventional exploration activities, which we think is a cost-effective way of identifying new resources.

To conclude, we are making good progress toward our objectives. We continue to work hard to improve our operating performance. And we have clear strategic priorities to drive growth and value for our shareholders.

Peter Voser

Chief Executive Officer

8	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Performance indicators

BUSINESS REVIEW

PERFORMANCE INDICATORS

Key performance indicators

Total shareholder return
2012	-0.2%	2011	17.1%

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

Net cash from operating activities ($ billion)
2012	46	2011	37

Net cash from operating activities is the total of all cash receipts and payments associated with our sales of oil, gas, chemicals and other products. The components that provide a reconciliation from income for the period are listed in the “Consolidated Statement of Cash Flows”. This indicator reflects Shell’s ability to generate cash for both investment and distribution to shareholders.

Project delivery
2012	90%	2011	79%

Project delivery reflects Shell’s capability to complete major projects on time and within budget on the basis of targets set in the annual Business Plan. The set of projects consists of at least 20 Shell-operated capital projects that are in the execution phase (post final investment decision).

Production available for sale (thousand boe/d)
2012	3,262	2011	3,215

Production is the sum of all average daily volumes of unrefined oil and natural gas produced for sale by Shell subsidiaries and the Shell share of equity-accounted investments. The unrefined oil comprises crude oil, natural gas liquids, synthetic crude oil and bitumen. The gas volume is converted into equivalent barrels of oil to make the summation possible. Changes in production have a significant impact on Shell’s cash flow.

Equity sales of liquefied natural gas (million tonnes)
2012	20.2	2011	18.8

Equity sales of liquefied natural gas (LNG) is a measure of the operational performance of Shell’s Upstream business and the LNG market demand.

Refinery and chemical plant availability
2012	92.9%	2011	91.2%

Refinery and chemical plant availability is the weighted average of the actual uptime of plants as a percentage of their maximum possible uptime. The weighting is based on the capital employed adjusted for cash and non-current liabilities. It excludes downtime due to uncontrollable factors, such as hurricanes. This indicator is a measure of operational excellence of Shell’s Downstream manufacturing facilities.

Total recordable case frequency (injuries per million working hours)
2012	1.3	2011	1.2

Total recordable case frequency (TRCF) is the number of staff or contractor injuries requiring medical treatment or time off for every million hours worked. It is a standard measure of occupational safety.

reports.shell.com	Shell Annual Report and Form 20-F 2012	9
Business Review > Performance indicators

Additional performance indicators

Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders ($ million)
2012	27,044	2011	28,625

Earnings per share on a current cost of supplies basis ($)
2012	4.32	2011	4.61

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

Net capital investment ($ million)
2012	29,803	2011	23,503

Net capital investment is defined as capital expenditure, adjusted for: proceeds from disposals; exploration expense excluding exploration wells written off; investments in equity-accounted investments; and leases and other items. See Notes 2 and 4 to the “Consolidated Financial Statements” for further information.

Return on average capital employed
2012	12.7%	2011	15.9%

Return on average capital employed (ROACE) is defined as annual income, adjusted for after-tax interest expense, as a percentage of average capital employed during the year. Capital employed is the sum of total equity and total debt. ROACE measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. See page 45.

Gearing
2012	9.2%	2011	13.1%

Gearing is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), at December 31. It is a measure of the degree to which Shell’s operations are financed by debt. For further information see Note 15 to the “Consolidated Financial Statements”.

Proved oil and gas reserves attributable to Royal Dutch Shell plc shareholders (million boe)
2012	13,556	2011	14,250

Proved oil and gas reserves attributable to Royal Dutch Shell plc shareholders are the total estimated quantities of oil and gas from Shell subsidiaries (excluding reserves attributable to non-controlling interest) and the Shell share of equity-accounted investments that geoscience and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs, as at December 31, under existing economic conditions, operating methods and government regulations. Gas volumes are converted into barrels of oil equivalent (boe). Reserves are crucial to an oil and gas company, since they constitute the source of future production. Reserves estimates are subject to change based on a wide variety of factors, some of which are unpredictable. See “Risk factors”.

Operational spills of more than 100 kilograms
2012	204	2011	211

The operational spills indicator reflects the total number of incidents in which 100 kilograms or more of oil or oil products were spilled by a Shell-operated entity as a result of its operations. The number for 2011 was updated from 207 to reflect completion of investigations into spills.

Employees (thousand)
2012	87	2011	90

The employees indicator consists of the annual average full-time employee equivalent of the total number of people on full-time or part-time employment contracts with Shell subsidiaries.

10	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Selected financial data

SELECTED FINANCIAL DATA

The selected financial data set out below is derived, in part, from the Consolidated Financial Statements. This data should be read in conjunction with the Consolidated Financial Statements and related Notes, as well as the Business Review in this Report.

CONSOLIDATED STATEMENT OF INCOME AND OF COMPREHENSIVE INCOME DATA	$ MILLION

	2012	2011	2010	2009	2008
Revenue	467,153	470,171	368,056	278,188	458,361
Income for the period	26,840	31,185	20,474	12,718	26,476
Income attributable to non-controlling interest	248	267	347	200	199
Income attributable to Royal Dutch Shell plc shareholders	26,592	30,918	20,127	12,518	26,277
Comprehensive income attributable to Royal Dutch Shell plc shareholders	27,178	29,727	20,131	19,141	15,228
All results are from continuing operations.

CONSOLIDATED BALANCE SHEET DATA	$ MILLION

	2012	2011	2010	2009	2008
Total assets	360,325	345,257	322,560	292,181	282,401
Total debt	37,754	37,175	44,332	35,033	23,269
Share capital	542	536	529	527	527
Equity attributable to Royal Dutch Shell plc shareholders	188,494	169,517	148,013	136,431	127,285
Non-controlling interest	1,433	1,486	1,767	1,704	1,581

EARNINGS PER SHARE	$

	2012	2011	2010	2009	2008
Basic earnings per €0.07 ordinary share	4.25	4.98	3.28	2.04	4.27
Diluted earnings per €0.07 ordinary share	4.24	4.97	3.28	2.04	4.26

SHARES	NUMBER

	2012	2011	2010	2009	2008
Basic weighted average number of A and B shares	6,261,184,755	6,212,532,421	6,132,640,190	6,124,906,119	6,159,102,114
Diluted weighted average number of A and B shares	6,267,839,545	6,221,655,088	6,139,300,098	6,128,921,813	6,171,489,652

OTHER FINANCIAL DATA	$ MILLION

	2012	2011	2010	2009	2008
Net cash from operating activities	46,140	36,771	27,350	21,488	43,918
Net cash used in investing activities	28,453	20,443	21,972	26,234	28,915
Dividends paid	7,682	7,315	9,979	10,717	9,841
Net cash used in financing activities	10,630	18,131	1,467	829	9,394
Increase/(decrease) in cash and cash equivalents	7,258	(2,152)	3,725	(5,469)	5,532
Earnings/(losses) by segment [A]
Upstream	22,162	24,455	15,935	8,354	26,506
Downstream	5,350	4,289	2,950	258	5,309
Corporate	(209)	86	91	1,310	(69)
Total segment earnings	27,303	28,830	18,976	9,922	31,746
Attributable to non-controlling interest	(259)	(205)	(333)	(118)	(380)
Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders [B]	27,044	28,625	18,643	9,804	31,366
Net capital investment [A]
Upstream	25,320	19,083	21,222	22,326	28,257
Downstream	4,275	4,342	2,358	6,232	3,104
Corporate	208	78	100	324	60
Total	29,803	23,503	23,680	28,882	31,421
[A]	See Notes 2 and 4 to the “Consolidated Financial Statements”.
[B]	See table on page 16.

reports.shell.com	Shell Annual Report and Form 20-F 2012	11
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

Activities

Shell is one of the world’s largest independent oil and gas companies in terms of market capitalisation, operating cash flow and oil and gas production. We aim to sustain our strong operational performance and continue our investments primarily in countries that have the necessary infrastructure, expertise and remaining growth potential. Such countries include Australia, Brazil, Brunei, Canada, China, Denmark, Germany, Malaysia, the Netherlands, Nigeria, Norway, Oman, Qatar, Russia, the UK and the USA.

We are bringing new oil and gas supplies on-stream from major field developments. We are also investing in growing our integrated gas activities. For example, our Pearl GTL plant completed its ramp-up at the end of 2012. In Downstream we seek innovative ways to market LNG, for example through the use of LNG in the transport sector.

At the same time, we are exploring for oil and gas in prolific conventional geological formations, such as those found in Australia, Brazil and the Gulf of Mexico. But we are also exploring for hydrocarbons in formations, such as low-permeability reservoirs in the USA, Australia, Canada and China, which can be developed by fracturing techniques.

We also have a focused portfolio of refineries and chemical plants. Furthermore, we are a leading biofuel producer and fuel retailer in Brazil, through our Raízen joint venture. We have a strong retail position not only in the major industrialised countries, but also in the developing ones. The distinctive Shell pecten, (a trademark in use since the early part of the twentieth century), and trademarks in which the word Shell appears, support this marketing effort throughout the world. A strong patent portfolio underlies the technology that we employ in our various businesses. In total, Shell currently has more than 14,000 granted patents and pending patent applications.

Businesses

Upstream International manages the Upstream businesses outside the Americas. It explores for and recovers crude oil, natural gas and natural gas liquids, liquefies and transports gas, and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream International also manages Shell’s LNG and GTL businesses. Since January 2013, it manages its operations primarily by line of business, with this structure overlaying individual country organisations. This organisation is supported by activities such as Exploration and New Business Development. Previously activities were organised primarily by geographical location.

Upstream Americas manages the Upstream businesses in North and South America. It explores for and recovers crude oil, natural gas and natural gas liquids, transports gas and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream Americas also extracts bitumen from oil sands that is converted into synthetic crude oil. Additionally, it manages the US-based wind business. It manages its operations by line of business, supported by activities such as Exploration and New Business Development.

Downstream manages Shell’s refining and marketing activities for oil products and chemicals. These activities are organised into globally managed classes of business, although some are managed regionally or provided through support units. Refining includes manufacturing, supply and shipping of crude oil. Marketing sells a range of products including fuels, lubricants, bitumen and liquefied petroleum gas (LPG) for home, transport and industrial use. Chemicals produces and markets petrochemicals for industrial customers, including the raw materials for plastics, coatings and detergents. Downstream also trades Shell’s flow of hydrocarbons and other energy-related products, supplies the Downstream businesses, governs the marketing and trading of gas and power, and provides shipping services. Additionally, Downstream oversees Shell’s interests in alternative energy (including biofuels but excluding wind) and CO2 management.

Projects & Technology manages the delivery of Shell’s major projects and drives the research and innovation to create technology solutions. It provides technical services and technology capability covering both Upstream and Downstream activities. It is also responsible for providing functional leadership across Shell in the areas of safety and environment, and contracting and procurement.

12	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Business overview

Segmental reporting

Upstream combines the operating segments Upstream International and Upstream Americas, which have similar economic characteristics, products and services, production processes, types and classes of customers, and methods of distribution. Upstream and Downstream earnings include their respective elements of Projects & Technology and of trading activities. Corporate represents the key support functions comprising holdings and treasury, headquarters, central functions and Shell’s self-insurance activities.

REVENUE BY BUSINESS SEGMENT (INCLUDING INTER-SEGMENT SALES)	$ MILLION

	2012	2011	2010
Upstream
Third parties	43,431	42,260	32,395
Inter-segment	51,119	49,431	35,803
Total	94,550	91,691	68,198
Downstream
Third parties	423,638	427,864	335,604
Inter-segment	772	782	612
Total	424,410	428,646	336,216
Corporate
Third parties	84	47	57
Total	84	47	57

REVENUE BY GEOGRAPHICAL AREA (EXCLUDING INTER-SEGMENT SALES)	$ MILLION

	2012	%	2011	%	2010	%
Europe	184,223	39.4	187,498	39.9	137,359	37.3
Asia, Oceania, Africa	156,310	33.5	148,260	31.5	110,955	30.2
USA	91,571	19.6	91,946	19.6	77,660	21.1
Other Americas	35,049	7.5	42,467	9.0	42,082	11.4
Total	467,153	100.0	470,171	100.0	368,056	100.0

reports.shell.com	Shell Annual Report and Form 20-F 2012	13
Business Review > Risk factors

RISK FACTORS

The risks discussed below could have a material adverse effect separately, or in combination, on our operational performance, earnings, cash flows and financial condition. Accordingly, investors should carefully consider these risks.

We are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

Prices of oil, natural gas, oil products and chemicals are affected by supply and demand, both globally and regionally. Moreover, prices for oil and gas can move independently from each other. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, conflicts, economic conditions and actions by major oil-exporting countries. Price fluctuations could have a material effect. For example, in a low oil and gas price environment, Shell would generate less revenue from its Upstream production, and as a result certain long-term projects might become less profitable, or even incur losses. Additionally, low oil and gas prices could result in the debooking of proved oil or gas reserves, if they become uneconomic in this type of environment. Prolonged periods of low oil and gas prices, or rising costs, could also result in projects being delayed or cancelled, as well as in the impairment of certain assets. In a high oil and gas price environment, we could experience sharp increases in cost and under some production-sharing contracts our entitlement to proved reserves would be reduced. Higher prices could also reduce demand for our products. Lower demand for our products might result in lower profitability, particularly in our Downstream business.

Our ability to achieve strategic objectives depends on how we react to competitive forces.

We face competition in each of our businesses. While we seek to differentiate our products, many of them are competing in commodity-type markets. If we do not manage our expenses adequately, our cost efficiency could deteriorate and our unit costs may increase. This in turn could erode our competitive position. Increasingly, we compete with government-run oil and gas companies, particularly in seeking access to oil and gas resources. Today, these government-run companies control vastly greater quantities of oil and gas resources than the major, publicly held oil and gas companies. Government-run entities have access to significant resources and may be motivated by political or other factors in their business decisions, which may harm our competitive position or hinder our access to desirable projects.

As our business model involves trading and treasury risks, we are affected by the global macroeconomic environment as well as financial and commodity market conditions.

Shell subsidiaries and equity-accounted investments are subject to differing economic and financial market conditions throughout the world. Political or economic instability affects such markets. Shell uses debt instruments such as bonds and commercial paper to raise significant amounts of capital. Should our access to debt markets become more difficult, the potential impact on our liquidity could have an adverse effect on our operations. Commodity trading is an important component of our supply and distribution function. Trading and treasury risks include, among others, exposure to movements in commodity prices, interest rates and foreign exchange rates, counterparty default and various operational risks (see also page 83). As a global company doing business in more than 70 countries, we are exposed to changes in currency values and exchange controls. While we undertake some currency hedging, we do not do so for all of our activities. See Notes 6 and 21 to the “Consolidated Financial

Statements”. Shell has significant financial exposure to the euro and could be materially affected by a significant change in its value or any structural changes to the European Union (EU) or the European Economic and Monetary Union affecting the euro. While we do not have significant direct exposure to sovereign debt, it is possible that our partners and customers may have exposure which could impair their ability to meet their obligations to us. Therefore, a sovereign debt downgrade or default could have a material adverse effect on Shell.

Our future hydrocarbon production depends on the delivery of large and complex projects, as well as on our ability to replace proved oil and gas reserves.

We face numerous challenges in developing capital projects, especially large ones. Challenges include uncertain geology, frontier conditions, the existence and availability of necessary technology and engineering resources, availability of skilled labour, project delays, expiration of licences and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions. These challenges are particularly relevant in certain developing and emerging market countries, such as Iraq and Kazakhstan, and in frontier areas, such as the Arctic. Such potential obstacles may impair our delivery of these projects, as well as our ability to fulfil related contractual commitments. Future oil and gas production will depend on our access to new proved reserves through exploration, negotiations with governments and other owners of proved reserves and acquisitions, as well as developing and applying new technologies and recovery processes to existing fields and mines. Failure to replace proved reserves could result in lower future production.

OIL AND GAS PRODUCTION AVAILABLE FOR SALE	MILLION BOE [A]

	2012	2011	2010
Shell subsidiaries	825	811	855
Shell share of equity-accounted investments	369	362	355
Total	1,194	1,173	1,210
[A]	Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

PROVED DEVELOPED AND UNDEVELOPED OIL AND GAS RESERVES [A][B] (AT DECEMBER 31)	MILLION BOE [C]

	2012	2011	2010
Shell subsidiaries	9,873	10,320	10,176
Shell share of equity-accounted investments	3,701	3,946	4,097
Total	13,574	14,266	14,273
Attributable to non-controlling interest [D]	18	16	24
Attributable to Royal Dutch Shell plc shareholders	13,556	14,250	14,249
[A]	We manage our total proved reserves base without distinguishing between proved reserves from subsidiaries and those from equity-accounted investments.
[B]	Includes proved reserves associated with future production that will be consumed in operations.
[C]	Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.
[D]	Represents proved reserves attributable to non-controlling interest in Shell subsidiaries.

An erosion of our business reputation would have a negative impact on our brand, our ability to secure new resources and our licence to operate.

Shell is one of the world’s leading energy brands, and its brand and reputation are important assets. The Shell General Business Principles and Code of Conduct govern how Shell and its individual companies conduct their affairs. It is a challenge for us to ensure that all employees and contractors, well above 100,000 in total, comply with

14	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Risk factors

the principles. Failure – real or perceived – to follow these principles, or other real or perceived failures of governance or regulatory compliance, could harm our reputation. This could impact our licence to operate, damage our brand, harm our ability to secure new resources and limit our ability to access the capital market.

Our future performance depends on the successful development and deployment of new technologies.

Technology and innovation are essential to Shell. If we do not develop the right technology, do not have access to it or do not deploy it effectively, the delivery of our strategy and our licence to operate may be adversely affected. We operate in environments where the most advanced technologies are needed. While these technologies are regarded as safe for the environment with today’s knowledge, there is always the possibility of unknown or unforeseeable environmental impacts that could harm our reputation, licence to operate or expose us to litigation or sanctions.

Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.

In the future, in order to help meet the world’s energy demand, we expect our production to rise and more of our production to come from unconventional sources than at present. Energy intensity of production of oil and gas from unconventional sources can be higher than that of production from conventional sources. Therefore, it is expected that both the CO2 intensity of our production, as well as our absolute Upstream CO2 emissions, will increase as our business grows. Examples of such developments are our expansion of oil sands activities in Canada and our gas-to-liquids project in Qatar. Additionally, as production from Iraq increases, we expect that CO2 emissions from flaring will rise. We are working with our partners on finding ways to capture the gas that is flared. Over time, we expect that a growing share of our CO2 emissions will be subject to regulation and carry a cost. If we are unable to find economically viable, as well as publicly acceptable, solutions that reduce our CO2 emissions for new and existing projects or products, we may incur additional costs, delayed projects or reduced production in certain projects.

Moreover, continued public and political attention to climate change concerns, including existing and future regulatory frameworks to reduce greenhouse gas emissions, could result in increasing production costs, lengthening project implementation times and reducing demand for hydrocarbons.

The nature of our operations exposes us to a wide range of health, safety, security and environment risks.

The health, safety, security and environment (HSSE) risks to which we are potentially exposed cover a wide spectrum, given the geographic range, operational diversity and technical complexity of Shell’s daily operations. We have operations, including oil and gas production, transport and shipping of hydrocarbons, and refining, in difficult geographies or climate zones, as well as environmentally sensitive regions, such as the Arctic or maritime environments, especially in deep water. These and other operations expose us to the risk, among others, of major process safety incidents, effects of natural disasters, social unrest, personal health and safety lapses, and crime. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in injuries, loss of life, environmental harm, disruption to business activities and, depending on their cause and severity, material damage to our reputation and eventually loss of licence to operate. In certain circumstances, liability could be imposed without regard to Shell’s fault in the matter. Requirements governing HSSE matters often change and are likely to become more stringent over time. We could incur significant additional costs in the future complying with such requirements or as a result of violations of, or liabilities under, HSSE laws and regulations, such as fines, penalties, clean-up costs and third-party claims.

Shell mainly self-insures its risk exposures.

Shell insurance subsidiaries provide insurance coverage to Shell entities, generally up to $1.15 billion per event and usually limited to Shell’s percentage interest in the relevant entity. The type and extent of the coverage provided is equal to that which is otherwise commercially available in the third-party insurance market. While from time to time the insurance subsidiaries may seek reinsurance for some of their risk exposures, such reinsurance would not provide any material coverage in the event of an incident like BP Deepwater Horizon. Similarly, in the event of a material environmental incident, there would be no material proceeds available from third-party insurance companies to meet Shell’s obligations.

An erosion of the business and operating environment in Nigeria would adversely impact Shell.

We face various risks in our Nigerian operations. These risks include: security issues surrounding the safety of our people, host communities, and operations; our ability to enforce existing contractual rights; limited infrastructure; and potential legislation that could increase our taxes or costs of operation. The Nigerian government is contemplating new legislation to govern the petroleum industry which, if passed into law, would likely have a significant adverse impact on Shell’s existing and future activities in that country.

We operate in more than 70 countries, with differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to laws and regulations. In addition, Shell subsidiaries and equity-accounted investments face the risk of litigation and disputes worldwide.

Developments in politics, laws and regulations can – and do – affect our operations. Potential developments include: forced divestment of assets; expropriation of property; cancellation or forced renegotiation of contract rights; additional taxes including windfall taxes, restrictions on deductions and retroactive tax claims; import and export restrictions; foreign exchange controls; and changing environmental regulations and disclosure requirements. Certain governments, states and regulatory bodies have, in the opinion of Shell, exceeded their constitutional authority by attempting unilaterally to amend or cancel existing agreements or arrangements; by failing to honour existing contractual commitments; and by seeking to adjudicate disputes between private litigants. As a result of the financial crisis, US regulators have adopted regulations that require disclosure of information on payments to governments that we believe is immaterial to investors, but that could compromise confidential commercial arrangements and create conflicting legal requirements. EU regulators have also proposed similar regulations. Additional regulations targeted at the financial sector could have unintended consequences for our trading, treasury and pension operations. In our Upstream activities these developments can and do affect land tenure, re-writing of leases, entitlement to produced hydrocarbons, production rates, royalties and pricing. Parts of our Downstream activities are subject to price controls in some countries. From time to time, cultural and political factors play a role in unprecedented and unanticipated judicial outcomes that could adversely affect Shell. If we do not comply with policies and regulations, it may result in regulatory investigations, litigation and ultimately sanctions.

reports.shell.com	Shell Annual Report and Form 20-F 2012	15
Business Review > Risk factors

Our operations expose us to social instability, terrorism, acts of war, piracy and government sanctions that could have an adverse impact on our business.

As seen recently in north Africa and the Middle East, social and civil unrest, both within the countries in which we operate and internationally, can – and does – affect Shell. Potential developments that could impact our business include international sanctions, conflicts including war, acts of political or economic terrorism and acts of piracy on the high seas, as well as civil unrest and local security concerns that threaten the safe operation of our facilities and transport of our products. For example, EU sanctions have prohibited us from producing oil and gas in Syria, and the USA and the EU have imposed sanctions relating to transactions involving Iran and Sudan, among other countries. If such risks materialise, they could result in injuries and disruption to business activities.

We rely heavily on information technology systems for our operations.

The operation of many of our business processes depends on the availability of information technology (IT) systems. Our IT systems are increasingly concentrated in terms of geography, number of systems, and key contractors supporting the delivery of IT services. Shell, like many other multinational companies, has been the target of attempts to gain unauthorised access through the internet to our IT systems, including more sophisticated attempts often referred to as advanced persistent threat. Shell seeks to detect and investigate all such security incidents, aiming to prevent their recurrence. Disruption of critical IT services, or breaches of information security, could have adverse consequences for Shell.

We have substantial pension commitments, whose funding is subject to capital market risks.

Liabilities associated with defined benefit plans can be significant, as can the cash funding of such plans; both depend on various assumptions. Volatility in capital markets, and the resulting consequences for investment performance and interest rates, may result in significant changes to the funding level of future liabilities. In case of a shortfall, Shell might be required to make substantial cash contributions, depending on the applicable local regulations.

The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible.

The estimation of proved oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. The estimate may change because of new information from production or drilling activities, or changes in economic factors, including changes in the price of oil or gas and changes in the taxation or regulatory policies of host governments. It may also alter because of acquisitions and divestments, new discoveries, and extensions of existing fields and mines, as well as the application of improved recovery techniques. Published proved oil and gas reserves estimates may also be subject to correction due to errors in the application of published rules and changes in guidance. Any downward adjustment would indicate lower future production volumes.

Many of our major projects and operations are conducted in joint ventures or associates. This may reduce our degree of control, as well as our ability to identify and manage risks.

A significant share of our capital is invested in joint ventures or associates. In cases where we are not the operator we have limited influence over, and control of, the behaviour, performance and costs of operation of joint ventures or associates. Despite not having control, we could still be exposed to the risks associated with these operations. For example, our partners or members of a joint venture or an associate (particularly local partners in developing countries) may not be able to meet their financial or other obligations to the projects, threatening the viability of a given project.

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

16	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Summary of results and strategy

SUMMARY OF RESULTS AND STRATEGY

INCOME FOR THE PERIOD	$ MILLION

	2012	2011	2010
Earnings by segment [A]
Upstream	22,162	24,455	15,935
Downstream	5,350	4,289	2,950
Corporate	(209)	86	91
Total segment earnings	27,303	28,830	18,976
Attributable to non-controlling interest	(259)	(205)	(333)
Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders	27,044	28,625	18,643
Current cost of supplies adjustment [A]	(463)	2,355	1,498
Non-controlling interest	11	(62)	(14)
Income attributable to Royal Dutch Shell plc shareholders	26,592	30,918	20,127
Non-controlling interest	248	267	347
Income for the period	26,840	31,185	20,474
[A]	Segment earnings are presented on a current cost of supplies basis. See Note 2 to the “Consolidated Financial Statements” for further information.

Earnings 2012-2010

On average, 2012 realised liquids and gas prices remained stable compared with 2011. The increase in Asia-Pacific realised gas prices approximately offset the decrease in Americas realised gas prices. Average realised synthetic crude oil prices for 2012 decreased compared with 2011. Oil and gas production available for sale in 2012 was 3,262 thousand barrels of oil equivalent per day (boe/d), compared with 3,215 thousand boe/d in 2011. Excluding the impact of divestments and exits, production volumes were 3% higher than in 2011. Refining margins were generally higher in 2012 than in 2011 in key refining hubs, except Asia. This increase was driven by the closure of some refining capacity and then refinery outages later in the year, partly offset by an unfavourable economic environment and geopolitical tensions.

Earnings on a current cost of supplies basis attributable to shareholders in 2012 were $27,044 million, 6% lower than in 2011, which, in turn, were 54% higher than in 2010.

In 2012, Upstream earnings were $22,162 million, compared with $24,455 million in 2011 and $15,935 million in 2010. The 9% decrease from 2011 to 2012 reflected higher depreciation charges, increased operating and exploration expenses, lower gains associated with the fair-value accounting of certain gas and derivative contracts and additional tax charges, partly offset by higher contributions from our integrated gas activities (LNG and GTL). In 2011, earnings increased by 53% compared with 2010, reflecting higher realised oil and gas prices, together with higher equity LNG sales volumes, increased trading contributions and a reduced level of impairment, partly offset by higher operating expenses, lower production volumes and increased taxes.

Downstream earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of the volumes sold during a period is based on the current cost of supplies during the same period, after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory valuation. Downstream earnings in 2012 were $5,350 million, compared with $4,289 million in 2011 and $2,950 million in 2010. The 25% increase from 2011 to 2012 reflected higher realised refining margins, lower operating expenses and a reduced level of impairment. These items were partly offset by lower trading contributions, lower Chemicals earnings, lower divestment gains and lower gains associated with the fair-value accounting of commodity derivatives. Earnings increased between 2010 and 2011 as a result of higher chemical margins, increased trading contributions and lower operating expenses, partly offset by a larger loss in refining and lower sales volumes.

Balance sheet and net capital investment

Shell’s strategy to invest in the development of major growth projects primarily in Upstream, explains the most significant changes to the balance sheet in 2012. Property, plant and equipment increased by $20 billion. Net capital investment was $30 billion, 27% higher than in 2011; see Note 4 to the “Consolidated Financial Statements”. The effect of net capital investment on property, plant and equipment was partly offset by depreciation, depletion and amortisation of $15 billion.

Of the 2012 net capital investment, approximately 85% related to Upstream projects, providing growth over the long term. They include multibillion dollar, integrated facilities that are expected to provide significant cash flows in the coming decades. In 2012, equity attributable to Royal Dutch Shell plc shareholders increased by $19 billion, to $188 billion, principally as a result of increased retained earnings.

Gearing was 9.2% at the end of 2012, compared with 13.1% at the end of 2011. The change reflects the increase in total equity and in cash and cash equivalents.

Market overview

We estimate that global economic growth weakened to 3.2% in 2012, down from 3.9% the previous year, largely as a result of the recession in the eurozone and a slowdown in most emerging markets. In our view, global economic growth in 2013 is estimated to be 3.4%, below the annual average of 3.8% of the last 10 years.

Within the eurozone, uncertainty and austerity measures weighed heavily on economic sentiment and consumer and business spending. In January 2013, the International Monetary Fund (IMF) projected the eurozone economy to have contracted by 0.4% in 2012. According to the same projections, growth of gross domestic product (GDP) in China slowed to 7.8% in 2012, down from 9.3% in 2011, mainly due to lower export growth and slower domestic demand growth. Other emerging economies including Brazil, Russia and India also had lower GDP growth rates. Brazil decelerated most to a rate of 1.0% in 2012, down from 2.7% in 2011. The USA was a notable exception in this environment; its GDP growth rate accelerated in 2012 to 2.3%, compared with 1.8% in 2011.

Reflecting the state of the global economy, global oil demand rose by 0.9% (0.8 million b/d) in 2012 according to the International Energy Agency December 2012 Oil Market Report. A 1.2 million b/d demand increase in emerging economies offset a decline of 0.4 million b/d in developed economies. We estimate that global gas demand grew by about 3% in 2012 with approximately two-thirds of that growth coming from countries outside the Organisation for Economic Co-operation and Development (OECD). Demand grew strongest in Asia-Pacific, the Middle East and North America, while demand in Europe contracted by an estimated 1% overall, and particularly in electricity generation.

reports.shell.com	Shell Annual Report and Form 20-F 2012	17
Business Review > Summary of results and strategy

OIL AND NATURAL GAS PRICES

The following table provides an overview of the main oil and gas price markers that Shell is exposed to:

OIL AND GAS AVERAGE INDUSTRY PRICES [A]

	2012	2011	2010
Brent ($/b)	111.67	111.26	79.50
West Texas Intermediate ($/b)	94.13	95.04	79.45
Henry Hub ($/MMBtu)	2.76	4.01	4.40
UK National Balancing Point (pence/therm)	59.74	56.35	42.12
Japan Customs-cleared Crude ($/b)	114.91	109.10	79.17
[A]	Yearly average prices are based on daily spot prices.

The Brent crude oil price, the international crude-oil benchmark, traded in a range of $88-128 per barrel during 2012, ending the year at $110 per barrel. Both the Brent and the West Texas Intermediate (WTI) average crude oil prices for 2012 were little changed compared with 2011. WTI continued to trade at a significant discount to Brent due to production in the US mid-continent exceeding pipeline capacity to clear the growing volumes. This resulted in crude oil being transported to the Gulf coast by less efficient modes of transport, such as rail, depressing prices in landlocked areas, such as Cushing, Oklahoma, where WTI is delivered.

Unlike crude-oil pricing, which is global in nature, gas prices vary significantly from region to region.

In the USA, the average natural gas price at Henry Hub was 31% lower in 2012 compared with 2011, and traded in a range of $1.91-3.90 per million British thermal units (MMBtu). Domestic production increased strongly, particularly from onshore gas, which more than offset increased demand, and led to lower prices. The daily Henry Hub spot price briefly dropped below $2 per MMBtu in April following an unusually warm winter, meaning that inventories were high and production had to be discouraged. The daily price recovered to a monthly average of $2.50 per MMBtu in May, and continued to recover due to warmer than normal summer temperatures stimulating gas-fired power generation demand due to its price advantage over coal.

In Europe, prices rose. In the UK, the average price at the UK National Balancing Point was 6% higher compared with 2011. In continental Europe, price increases at the main gas trading hubs in Belgium, Germany and the Netherlands were similar to those at the UK National Balancing Point. These prices reflect a tightening of LNG markets and higher prices in Asia-Pacific. The use of oil-indexed gas pricing is decreasing in continental Europe, with many natural gas contracts now including spot market pricing as a major component.

We also produce and sell natural gas in regions whose supply, demand and regulatory circumstances differ markedly from those in the USA or Europe. Long-term contracted LNG prices in Asia-Pacific are predominantly indexed to the price of Japan Customs-cleared Crude (JCC). In Japan, LNG import contracts have historically been indexed to the JCC benchmark, as burning crude and fuel oil is the alternative option for Japanese power utilities.

OIL AND NATURAL GAS PRICES FOR INVESTMENT EVALUATION

The range of possible future crude oil and natural gas prices used in project and portfolio evaluations within Shell is determined after an assessment of short-, medium- and long-term price drivers under different sets of assumptions. Historical analysis, trends and statistical volatility are considered in this assessment, as are analyses of possible future economic conditions, geopolitics, actions by the Organization of the Petroleum Exporting Countries (OPEC), supply costs and the balance of supply and demand. Sensitivity analyses are used to test the impact of low-price drivers, such as economic weakness, and high-price drivers, such as strong economic growth and low investment levels in new production capacity. Short-term events, such as relatively warm winters or cool summers affecting demand, and supply disruptions due to weather or politics, contribute to price volatility.

We expect oil and gas prices to remain volatile. For the purposes of making investment decisions, generally we test the economic performance of long-term projects against price ranges of $70-110 per barrel for Brent oil and $3-5 per MMBtu for gas at Henry Hub. As part of our normal business practice, the range of prices used for this purpose is subject to review and change, and was last updated in the fourth quarter of 2012.

REFINING AND PETROCHEMICAL MARKET TRENDS

Industry refining margins were generally higher in 2012 than in 2011 in key refining hubs, except Asia. Support for margins in 2012 came from refinery closures in North America and Europe at the beginning of the year, and from unplanned refinery outages later in the year. Some demand growth, especially around the summer holiday driving season in the USA, also contributed, although the economic environment and geopolitical tensions dampened further gains. In the USA a surge of light sweet crude supply and infrastructure bottlenecks also acted to support margins.

A key driver of refining margins in 2013 is expected to be middle distillate demand growth with some support from gasoline during the middle of the year. The overall outlook remains uncertain, with the economic environment remaining fragile, a structural overcapacity in global refining, and geopolitical tensions in some regions that could lead to supply disruptions.

Industry chemical margins in Europe and Asia during 2012 were lower than in 2011 due to declining demand in Europe and lower demand growth in Asia. US ethane cracker margins rose significantly due to increased supply of natural gas liquids, and the wide price differential between crude oil and natural gas. The outlook for petrochemicals in 2013 remains uncertain as demand is strongly correlated to economic growth.

Strategy and outlook

STRATEGY

Our strategy seeks to reinforce our position as a leader in the oil and gas industry, while helping to meet global energy demand in a responsible way. We aim to create competitive returns for shareholders. Safety and environmental and social responsibility are at the heart of our activities.

Intense competition exists for access to upstream resources and to new downstream markets. But we believe that our technology, project delivery capability and operational excellence will remain key differentiators for our businesses. We expect about 80% of our capital investment in 2013 to be in our Upstream businesses.

In Upstream we focus on exploration for new liquids and natural gas reserves, and on developing major new projects where our technology and know-how add value to the resources holders.

We focus on a series of strategic themes, each requiring distinctive technologies and risk management:

▪	our upstream and downstream ”engines” are strongly cash- generative, mature businesses, which will underpin our financial

18	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Summary of results and strategy

performance to at least the end of this decade. Here we only make investments in selective growth positions, and we apply Shell’s distinctive technology and operating performance to extend the productive lives of our assets and to enhance their profitability;

▪	our growth priorities are in three strategic themes, namely integrated gas, deep water and resources plays such as shale oil and gas. These will provide our medium-term growth, and we expect them to become core engines in the future. Here, we use the advantages of Shell’s technological know-how and global scale to unlock highly competitive resources positions; and
▪	our future opportunities include the Arctic, Iraq, Kazakhstan, Nigeria, and heavy oil, where we believe large reserves positions could potentially become available, with the pace of development driven by market and local operating conditions.

Meeting the growing demand for energy worldwide in ways that minimise environmental and social impact is a major challenge for the global energy industry. We aim to improve energy efficiency in our own operations, support customers in managing their energy demands, and continue to research and develop technologies that increase efficiency and reduce emissions in liquids and natural gas production.

Our commitment to technology and innovation continues to be at the core of our strategy. As energy projects become more complex and more technically demanding, we believe our engineering expertise will be a deciding factor in the growth of our businesses. Our key strengths include the development and application of technology, the financial and project-management skills that allow us to deliver large field development projects, and the management of integrated value chains.

We aim to leverage our diverse and global business portfolio and customer-focused businesses built around the strength of the Shell brand.

OUTLOOK

We continuously seek to improve our operating performance, with an emphasis on health, safety and environment, asset performance and operating costs. Asset sales are a key element of our strategy – improving our capital efficiency by focusing our investment on the most attractive growth opportunities. Sale of non-core assets in 2010-2012 generated $21 billion in divestment proceeds. Exits from further positions in 2013 are expected to generate up to $3 billion in divestment proceeds. We have initiatives underway that are expected to improve Shell’s integrated Downstream business, focusing on the profitability of our portfolio and growth potential.

In early 2012, Shell set out a new growth agenda, to deliver $175-200 billion of cash flow from operations excluding working capital movements for 2012-2015 in aggregate, some 30-50% higher than in 2008-2011. This assumes that the Brent oil price is in the range of $80-100 per barrel and conditions for North American natural gas and downstream margins improve relative to 2012. This cash flow is to finance a 2012-2015 expected net capital investment programme of $120-130 billion, an increase of some 10-20% compared with the 2008-2011 level, and fund a competitive dividend for shareholders. Shell is on track to deliver these targets.

In Upstream we have the potential to reach an average production of some 4.0 million boe/d in 2017-2018, compared with 3.3 million boe/d in 2012. Shell’s strategy in Upstream is designed to drive financial growth, with production growth regarded as a proxy for this over the long term. Our 2017-2018 production potential will be driven by the timing of investment decisions and the near-term macroeconomic outlook, and assumes some 250 thousand boe/d of expected asset sales and licence expiries from 2011 to 2017-2018. In Downstream we evaluate selective growth opportunities in chemicals, biofuels and growth markets.

Shell has built up a substantial portfolio of options for a next wave of growth. This portfolio has been designed to capture energy price upside and manage Shell’s exposure to industry challenges from cost inflation and political risk. Key elements of these opportunities are in global exploration and established resources positions in the Gulf of Mexico, North American tight gas, liquids-rich shales and Australian LNG. These projects are part of a portfolio that has the potential to underpin production growth to the end of this decade. Shell is working to mature these projects, with an emphasis on financial returns.

The statements in this Strategy and outlook section do not take into account the impact of the recently announced agreement to acquire part of Repsol S.A.’s LNG portfolio. See page 137.

The statements in this Strategy and outlook section, including those related to our growth strategies and our expected or potential future cash flow from operations, net capital investment and production, are based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. See page 3 and “Risk factors”.

Proved reserves and production

Shell subsidiaries’ and the Shell share of equity-accounted investments’ estimated net proved oil and gas reserves are summarised in the table on page 28 and are set out in more detail in “Supplementary information – oil and gas (unaudited)”.

In 2012, Shell added 542 million boe of proved reserves before taking into account production, of which 408 million boe came from Shell subsidiaries and 134 million boe from the Shell share of equity-accounted investments. These additions were negatively impacted by lower commodity prices (431 million boe) and divestments (74 million boe).

In 2012, total oil and gas production available for sale was 1,194 million boe. An additional 40 million boe were produced and consumed in operations. Production available for sale from subsidiaries was 825 million boe with an additional 30 million boe consumed in operations. The Shell share of the production available for sale of equity-accounted investments was 369 million boe with an additional 10 million boe consumed in operations.

Accordingly, after taking into account total production, there was a decrease of 692 million boe in proved reserves, comprising 447 million boe from subsidiaries and 245 million boe from the Shell share of equity-accounted investments.

Research and development

Technology and innovation provide ways for Shell to stand apart from its competitors. They help our current businesses perform, and they make our future businesses possible. We have been spending more than any other international oil and gas company to research and develop innovative technology – more than $1 billion annually since 2007. In 2012, research and development (R&D) expenses were $1,314 million, compared with $1,125 million in 2011 and $1,019 million in 2010.

Sustained investment in our key technologies continues to deliver results. In 2012, we launched new fuels and lubricant formulations

reports.shell.com	Shell Annual Report and Form 20-F 2012	19
Business Review > Summary of results and strategy

meeting specific customer needs for improved efficiency and better performance. We also began construction of what is likely to be the world’s first floating LNG facility, more than 480 metres long and six times heavier than a fully loaded aircraft carrier. The facility is designed to produce natural gas from the Prelude field offshore Australia, cool it into a liquid and pump it onto LNG tankers – all done at sea. The idea was born and developed entirely within Shell as part of an innovation-stimulating programme called GameChanger. Also in 2012, Shell committed itself to design, build and operate the world’s first commercial-scale facility to capture and store safely underground CO2 emissions of an oil-sands project. The facility, based near Edmonton, Canada, will help develop Shell’s CO2 capture technology.

The development of Shell technology is based on the needs of our customers and partners, and is intrinsically linked to our strategic objectives. In 2013, the key objectives of our R&D programme will remain unchanged. We will continue to focus strongly on technologies supporting our various businesses. For example: novel seismic acquisition systems that help reveal previously unnoticed geological details; methods based on the application of chemicals, heat or solvent gases to increase the amount of oil ultimately recovered from fields; and biofuels derived from non-edible plants or crop waste. We also continue to work on technologies to reduce the environmental footprint of our operations and products.

We remain committed to further shortening the time taken for technology to move from the laboratory to deployment in the field. Our technology portfolio will maintain a healthy balance of new and mature developments. That will mean an increase in the number of proposed concepts, more rapid termination of less promising projects and increasing focus on larger-scale field tests and demonstrations. Our single, integrated R&D organisation will continue to bring together in-house technology development with external scientific, engineering and commercial partnerships. Such partnering helps to ensure a healthy influx of new ideas and to speed up their realisation.

Key accounting estimates and judgements

Refer to Note 3 to the “Consolidated Financial Statements” for a discussion of key accounting estimates and judgements.

Legal proceedings

Refer to Note 25 to the “Consolidated Financial Statements” for a discussion of legal proceedings.

20	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Upstream

UPSTREAM

KEY STATISTICS	$ MILLION

	2012	2011	2010
Segment earnings	22,162	24,455	15,935
Including:
Revenue (including inter-segment sales)	94,550	91,691	68,198
Share of profit of equity-accounted investments	8,001	7,127	4,900
Production and manufacturing expenses	16,474	15,606	13,697
Selling, distribution and administrative expenses	1,226	1,276	1,512
Exploration	3,104	2,266	2,036
Depreciation, depletion and amortisation	11,387	8,827	11,144
Net capital investment [A]	25,320	19,083	21,222
Oil and gas production available for sale
(thousand boe/d)	3,262	3,215	3,314
Equity LNG sales volume (million tonnes)	20.2	18.8	16.8
Proved oil and gas reserves at December 31
(million boe) [B]	13,556	14,250	14,249
[A]	See Notes 2 and 4 to the “Consolidated Financial Statements”.
[B]	Excludes reserves attributable to non-controlling interest in Shell subsidiaries.

Overview

Our Upstream businesses explore for and extract crude oil and natural gas, often in joint ventures with international and national oil and gas companies. This includes the extraction of bitumen from mined oil sands which we convert into synthetic crude oil. We liquefy natural gas by cooling and transport the liquefied natural gas (LNG) to customers across the world. We also convert natural gas to liquids (GTL) to provide high quality fuels and other products, and we market and trade natural gas (including LNG) in support of our Upstream businesses.

Business conditions

According to the International Energy Agency, oil demand in 2012 increased by 0.9% (0.8 million b/d). Demand was impacted by further weakened global economic growth in 2012, largely as a result of a recession in the eurozone and a slowdown in most emerging markets. Increased production, particularly in North America, Libya and Iraq, helped meet this demand, partly offset by a fall in supply from some Middle Eastern countries, especially Iran and Syria. The average Brent crude oil price in 2012 was $112 per barrel, slightly higher than in 2011.

Demand for gas, especially LNG, was robust in markets east of Suez. This was driven by economic growth across Asia-Pacific and nuclear power generation capacity still being offline following Japan’s natural disaster in March 2011. In Europe, gas demand was lower as a result of the ongoing recession and competition from cheap coal imports from the USA. Continued high levels of supply and warmer than normal weather at the beginning of 2012 weakened gas prices in North America by approximately 30% compared with 2011.

Earnings 2012-2011

Segment earnings of $22,162 million included a net gain of $2,137 million, mainly related to gains on divestments, partly offset by impairments for natural gas assets in the USA, net tax charges and decommissioning provisions. Segment earnings in 2011 of $24,455 million included a net gain of $3,855 million, mainly related to gains on divestments, the fair-value accounting of certain gas and derivative contracts, and the cost impact of the US offshore drilling moratorium. All gains and losses identified above relate to items that individually exceed $50 million.

Compared with 2011, segment earnings, excluding the items identified above, benefited from the increased contribution of integrated gas activities (LNG and GTL), reflecting the ramp-up of the Pearl GTL plant in Qatar, higher realised LNG prices as well as increased LNG trading contributions and equity LNG sales volumes. Earnings also reflected higher realised gas prices outside the Americas. These items were more than offset by reduced contributions from the Americas, mainly as a result of higher depreciation, increased operating expenses, higher exploration expenses and lower realised gas prices.

During 2012, our earnings in the Americas were $512 million, excluding the related items identified at the beginning of the earnings section. However, our Americas onshore gas business reported a loss, mainly due to low North American gas prices, and higher depreciation and exploration costs. This was more than offset by earnings from our deep-water and heavy oil production.

Realised global liquids prices were 1% higher than in 2011. In Canada, realised synthetic crude oil prices were 11% lower than in 2011. Realised global natural gas prices were 1% higher than in 2011, with a 31% decrease in the Americas and a 9% increase outside the Americas.

In 2012, production was 3,262 thousand boe/d compared with 3,215 thousand boe/d in 2011. Liquids production was down 2% and natural gas production increased by 5% compared with 2011. Natural gas represented 50% of total production in 2012. Approximately 18% of our natural gas production in 2012 was in the Americas. Excluding the impact of divestments and exits, production volumes in 2012 were 3% higher than in 2011.

New field start-ups and the continuing ramp-up of new projects, in particular the ramp-up of the Pearl GTL plant in Qatar and the Pluto LNG plant in Australia (Shell indirect interest 20.8%), contributed some 225 thousand boe/d to production in 2012, which more than offset the impact of field declines.

Equity LNG sales volumes in 2012 were a record of 20.2 million tonnes, 7% higher than in 2011. The increase mainly came from the first full year of operations for Qatargas 4, the start-up of the Pluto LNG plant in the second quarter of 2012, and the continued strong operational performance of the Sakhalin-2 LNG plant.

REALISED PRICE [A]	$/BOE

[A]	Includes subsidiaries and European equity-accounted investments. Excludes deemed transfer prices.

Earnings 2011-2010

Segment earnings in 2011 of $24,455 million included a net gain of $3,855 million as described above. Segment earnings in 2010 of $15,935 million included a net gain of $1,493 million, mainly related to gains on divestments, partly offset by asset impairments, the

reports.shell.com	Shell Annual Report and Form 20-F 2012	21
Business Review > Upstream

fair-value accounting of certain gas contracts and the cost impact of the US offshore drilling moratorium. All gains and losses identified above relate to items that individually exceed $50 million.

Excluding these gains and losses, segment earnings in 2011 were 43% higher than in 2010, driven by continuing portfolio optimisation, higher realised oil, natural gas and LNG prices, higher equity LNG sales volumes and higher trading contributions, partly offset by higher operating expenses, mainly reflecting the start-up of new projects, lower production volumes and increased taxes.

Net capital investment

Net capital investment was $25 billion in 2012, compared with $19 billion in 2011 and $21 billion in 2010. Capital investment in 2012 was $31 billion (of which $14 billion was exploration expenditure, including acquisitions of unproved properties). Divestment proceeds were $6 billion in 2012.

Portfolio actions and business development

In Australia we increased our interest in the West Browse joint venture to 35% and in the East Browse joint venture to 25% in an exchange with Chevron for our 33.3% interest in Clio-Acme plus cash of approximately $0.5 billion.

Also in Australia we formed a joint venture (Shell interest 82%) with Nexus Energy and Osaka Gas to operate the Crux gas and condensate field.

In Norway we acquired BP’s 18.4% interest in the offshore Draugen field for a consideration of $0.2 billion. Shell is already the operator of the field and this transaction brought Shell’s interest to 44.6%.

In the UK we acquired 75% of Hess Corporation’s interests in the Beryl area fields and Scottish Area Gas Evacuation system. This transaction was completed in January 2013, increasing Shell’s production in the Beryl area fields from 9 thousand boe/d to 20 thousand boe/d.

Also in the UK we acquired Hess Corporation’s 15.7% interest in the Schiehallion field and its 12.9% interest in the Schiehallion floating production, storage and offloading (FPSO) facility for $0.5 billion. In February 2013, we also acquired an additional 5.9% interest in the offshore Schiehallion field from Murphy Schiehallion Ltd. bringing our interest in the field to 55%.

Low North American gas prices led to an accelerated shift in exploration and appraisal activities, along with production, from existing dry gas fields to those rich in liquids.

In the USA Shell acquired acreage in the Delaware Permian Basin, West Texas, from Chesapeake Energy Corporation for an announced consideration of $1.9 billion. The acreage of approximately 2,200 square kilometres, with an additional 300 square kilometres linked to contractual conditions, is expected to be rich in oil and natural gas liquids and currently produces approximately 26 thousand boe/d with growth potential.

We also took the following final investment decisions during 2012.

In Nigeria we took the final investment decision on the Forcados Yokri Integrated Project (Shell interest 30%) and the Southern Swamp Associated Gas Gathering Project (Shell interest 30%). These projects are expected to produce at peak production approximately 90 thousand boe/d and 85 thousand boe/d respectively, and reduce flaring intensity.

In Italy we took the final investment decision on the onshore Tempa Rossa field (Shell interest 25%) in the Basilicata region. This project is expected to produce approximately 45 thousand boe/d at peak production.

In Malaysia we took the final investment decision for the development of the Malikai deep-water oil field, part of the Block G PSC (Shell interest 35%), offshore Sabah. The Shell-operated project is expected to produce approximately 60 thousand boe/d at peak production.

In Canada we took the final investment decision on the Quest carbon capture and storage project (Shell interest 60%) near Edmonton, Alberta. The Quest project is expected to capture and store deep underground more than 1 mtpa of CO2 produced in bitumen processing, and reduce direct emissions from the Scotford Upgrader by up to 35%.

We continued to divest selected Upstream assets during 2012, including our 40% participating interest in the BS-4 oil and gas exploration block in the Santos Basin offshore Brazil; our interest in the Gassled natural gas transport infrastructure joint venture in Norway; our 30% interest in oil mining leases 30, 34 and 40 in the Niger Delta, Nigeria; our 50% interest in the Holstein field in the Gulf of Mexico; and our interest in the Seal area within the Peace River oil sands of Alberta, Canada. Also in Canada, we sold a 20% interest in our Groundbirch tight-gas project. In Australia we completed the sale of a 17.5% interest in the Prelude FLNG project to INPEX, and a 10% interest to KOGAS. We also completed the sale of a further 5% interest to CPC Corporation in the first quarter of 2013.

Available-for-sale production

In 2012, hydrocarbon production from new start-ups and the continuing ramp-up of new projects more than offset the impact of field declines, and the impact of divestments and exits. There was also further upside from new wells and improved reliability compared with 2011, partly offset by changes in contractual entitlements and other non-operational factors.

Production growth was mainly driven by the continued ramp-up of new projects, notably our Pearl GTL plant in Qatar, the start-up of the Pluto LNG Project in Australia, and the first full year of production from Qatargas 4. Further additions also came from new start-ups such as Harweel in Oman, and the early first production from Gumusut-Kakap in Malaysia.

In Qatar we achieved full GTL production at our Pearl GTL plant at the end of the fourth quarter of 2012, with both trains reaching 90% of capacity. This completed the ramp-up period for this project. The plant is designed to run at sustained operating rates of 90% or higher.

In Malaysia the Gumusut-Kakap field, located about 120 kilometres offshore Sabah, began a phase of early production via the Murphy Sabah Oil operated Kikeh production facility. A dedicated floating production system is currently under construction for the Gumusut-Kakap field (Shell interest 33%), which is Shell’s first deep-water opportunity in the country, and is expected to produce approximately 135 thousand boe/d at peak production.

In the USA first production was achieved at the Caesar/Tonga deep-water project (Shell interest 22.5%) in the Gulf of Mexico. At peak production, the project is expected to produce approximately 40 thousand boe/d.

In Oman production began at the Harweel Enhanced Oil Recovery project, which is expected to produce approximately 30 thousand boe/d at peak production.

22	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Upstream

Proved reserves

Shell subsidiaries’ and the Shell share of equity-accounted investments’ estimated net proved oil and gas reserves are summarised in the table on page 28 and are set out in more detail in “Supplementary information - oil and gas (unaudited)”.

In 2012, Shell added 542 million boe of proved reserves before taking into account production, of which 408 million boe came from Shell subsidiaries and 134 million boe from the Shell share of equity-accounted investments.

The change in the yearly average commodity prices between 2011 and 2012 resulted in a net negative impact on the proved reserves of 431 million boe.

Shell subsidiaries

Before taking into account production, Shell subsidiaries added 408 million boe of proved reserves in 2012. This comprised 655 million barrels of oil and natural gas liquids and a reduction of 247 million boe (1,431 thousand million scf) of natural gas. Of the 408 million boe: 268 million boe were from the net effects of revisions and reclassifications; a net decrease of 69 million boe related to acquisitions and divestments; 196 million boe came from extensions and discoveries; and 13 million boe were from improved recovery.

After taking into account production of 855 million boe (of which 30 million boe were consumed in operations), Shell subsidiaries’ proved reserves decreased by 447 million boe in 2012.

Shell subsidiaries’ proved developed reserves increased by 19 million boe to 6,502 million boe, while proved undeveloped reserves decreased by 466 million boe to 3,371 million boe.

The total addition of 408 million boe before taking into account production included a net negative impact from commodity price changes of 438 million boe of proved reserves.

SYNTHETIC CRUDE OIL

As part of the total proved reserves’ addition of 542 million boe, we added 131 million barrels to our synthetic crude oil proved reserves. In 2012, we had synthetic crude oil production of 48 million barrels of which 2 million barrels were consumed in operations. At December 31, 2012, we had total synthetic crude oil proved reserves of 1,763 million barrels, of which 1,271 million barrels were proved developed reserves and 492 million barrels were proved undeveloped reserves.

BITUMEN

As part of the total proved reserves’ addition of 542 million boe, we added 1 million barrels of bitumen proved reserves. After taking into account production of 7 million barrels, bitumen proved reserves were 49 million barrels at December 31, 2012.

Shell share of equity-accounted investments

Before taking into account production, there was an increase of 134 million boe in the Shell share of equity-accounted investments’ proved reserves in 2012. This comprised 91 million barrels of oil and natural gas liquids and 43 million boe (248 thousand million scf) of natural gas. Of the 134 million boe: 129 million boe were from the net effects of revisions and reclassifications; a net decrease of 5 million boe related to acquisitions and divestments; 7 million boe came from extensions and discoveries; and 3 million boe were from improved recovery.

After taking into account production of 379 million boe (of which 10 million boe were consumed in operations), the Shell share of equity-accounted investments’ proved reserves decreased by 245 million boe in 2012.

The Shell share of equity-accounted investments’ proved developed reserves decreased by 5 million boe to 3,002 million boe, and proved undeveloped reserves decreased by 240 million boe to 699 million boe.

The total addition of 134 million boe before taking into account production included a net positive impact from commodity price changes of 7 million boe of proved reserves.

Proved undeveloped reserves

In 2012, Shell subsidiaries’ and the Shell share of equity-accounted investments’ proved undeveloped reserves (PUD) decreased by 706 million boe to 4,070 million boe. This is the result of additions of 122 million boe of new PUD offset by the maturation of 828 million boe of PUD to proved developed reserves through project execution. During 2012, Shell spent $9.3 billion on development activities related to PUD maturation.

Proved undeveloped reserves held for five years or more (PUD5+) at December 31, 2012, were 1,012 million boe. These relate to installation of gas compression and drilling of additional gas wells, which will be executed when required to support existing gas delivery commitments (Australia, the Netherlands, Nigeria, Norway, the Philippines and Russia); gas cap blow-down awaiting end-of-oil production (Nigeria); ongoing onshore oil and gas development (USA); Gulf of Mexico water-injection project execution in progress (USA); and major complex projects taking longer than five years to develop (such as in Kazakhstan). Most of the PUD5+ are held in locations where Shell has a proven track record of developing similar major projects or where project execution is ongoing but is taking longer than expected.

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

In the period 2013 to 2015, Shell is contractually committed to deliver to third parties and equity-accounted investments a total of approximately 4,600 thousand million scf of natural gas from Shell subsidiaries and equity-accounted investments. The sales contracts contain a mixture of fixed and variable pricing formulae that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery.

The shortfall between Shell’s delivery commitments and its proved developed reserves is estimated at 24% of Shell’s total gas delivery commitments. This shortfall is expected to be met through the development of proved undeveloped reserves as well as new projects and purchases on the spot market.

Exploration

During 2012, Shell participated in seven notable conventional exploration discoveries and appraisals in Australia, Brazil, Malaysia, Nigeria and the USA, and 10 notable successful unconventional appraisals in Australia, Canada, China, and the USA.

reports.shell.com	Shell Annual Report and Form 20-F 2012	23
Business Review > Upstream

In 2012, Shell participated in 230 productive exploratory wells with proved reserves allocated (Shell share: 168 wells). See page 155 for further information.

In 2012, Shell participated in a further 314 wells (Shell share: 214 wells) that remained pending determination at December 31, 2012.

In 2012, Shell added acreage to its exploration portfolio mainly from new licences in Albania, Australia, Benin, Canada, China, Malaysia, New Zealand, Russia, South Africa, Tanzania, the UK and the USA.

In total, Shell secured rights to 120,000 square kilometres of new exploration acreage, including positions in liquids-rich shales. This was offset by divestments and relinquishments of acreage, which took place in various countries (mainly Australia, China, Egypt, Germany, Italy, New Zealand, Norway and Tanzania).

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

The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases outside North America the legal agreements are generally granted by or entered into with a government, government entity or government-run oil and gas company, and the exploration risk usually rests with the independent oil and gas company. In North America these agreements may also be with private parties who own mineral rights. Of these agreements, the following are most relevant to Shell’s interests:

▪	licences (or concessions), which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities, and is responsible for financing these activities. In principle, the licence holder is entitled to the totality of production less any royalties in kind. The government, government entity or government-run oil and gas company may sometimes enter as a joint-venture participant sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases, the government entity, government-run oil and gas company or agency has an option to purchase a certain share of production;
▪	lease agreements, which are typically used in North America and are usually governed by similar terms as licences. Participants may include governments or private entities, and royalties are either paid in cash or in kind; and
▪	production-sharing contracts (PSCs) entered into with a government, government entity or government-run oil and gas company. PSCs generally oblige the independent oil and gas company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually, this share consists of a fixed or variable part that is reserved for the recovery of the contractor’s cost (cost oil). The remaining production is split with the government, government entity or government-run oil and gas company on a fixed or volume/revenue-dependent basis. In some cases, the government, government entity or government-run oil and gas company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture, or on a field-by-field basis. Additionally, as the price of oil or gas increases above certain predetermined levels, the independent oil and gas company’s entitlement share of production normally decreases. Accordingly, its interest in a project may not be the same as its entitlement.

EUROPE

Denmark

We hold a non-operating interest in a producing concession covering the majority of our activities in Denmark. The concession was granted in 1962 and will expire in 2042. Our interest reduced to 36.8% from 46% in July 2012, when the government entered the partnership with a 20% interest and the government profit share of 20% was abolished.

Ireland

We are the operator of the Corrib Gas project (Shell interest 45%), which is currently at an advanced stage of construction. At peak production, Corrib is expected to supply a significant proportion of the country’s natural gas needs.

The Netherlands

Shell and ExxonMobil are 50:50 shareholders in Nederlandse Aardolie Maatschappij B.V. (NAM), the largest hydrocarbon producer in the Netherlands. An important part of NAM’s gas production comes from the onshore Groningen gas field, in which the Dutch government has a 40% interest, with NAM holding the remaining 60%. NAM also has a 60% interest in the Schoonebeek oil field, which has been redeveloped using enhanced oil recovery technology. NAM also operates a significant number of other onshore gas fields and offshore gas fields in the North Sea.

Norway

We are a partner in more than 20 production licences on the Norwegian continental shelf and are the operator in six of these, including the Ormen Lange gas field (Shell interest 17%) and the Draugen oil field, where we increased our interest to 44.6%. We have interests in the Troll, Gjøa, and Kvitebjørn fields, and have further interests in the Valemon field development and various other potential development assets.

United Kingdom

We operate a significant number of our interests on the UK Continental Shelf on behalf of a 50:50 joint venture with ExxonMobil. Most of our UK oil and gas production comes from the North Sea. We hold various non-operated interests in the Atlantic Margin area, principally in the West of Shetlands area. We have increased our interest in the non-operated Schiehallion field to 55%, and in the Beryl area fields, with interests ranging from 25% to 66%.

Rest of Europe

Shell also has interests in Albania, Austria, Germany, Greece, Hungary, Italy, Slovakia, Spain and Ukraine.

ASIA (INCLUDING THE MIDDLE EAST AND RUSSIA)

Brunei

Shell and the Brunei government are 50:50 shareholders in Brunei Shell Petroleum Company Sendirian Berhad (BSP). BSP holds long-term oil and gas concession rights onshore and offshore Brunei, and sells most of its natural gas production to Brunei LNG Sendirian Berhad (BLNG, Shell interest 25%). BLNG was the first LNG plant in Asia-Pacific, and sells most of its LNG on long-term contracts to customers in Asia.

We are the operator for the Block A concession (Shell interest 53.9%), which is under exploration and development. We have a 35% interest in the Block B concession, where gas and condensate are produced

24	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Upstream

from the Maharaja Lela Field. In addition, we have a 12.5% interest in exploration Block CA-2 under a PSC.

China

We operate the onshore Changbei tight-gas field under a PSC with PetroChina. The PSC was amended in July 2012 for developing tight gas in different geological layers of the same block.

Shell and PetroChina have also agreed to appraise, develop and produce tight gas in the Jinqiu block under a PSC that expires in 2040 (Shell interest 49%) and signed a PSC in March 2012 for shale-gas exploration, development and production in the Fushun Yongchuan block (Shell interest 49%), both in Sichuan. Shell and PetroChina are also assessing opportunities in coalbed methane in the Ordos Basin.

In 2012, Shell became a party to the Zitong PSC for tight gas exploration, development and production in Sichuan (Shell interest 44.1%).

Shell has agreed with Chinese National Offshore Oil Corporation to appraise and potentially develop two offshore oil and gas blocks in the Yinggehai Basin under a PSC signed in July 2012 (Shell interest 49%).

Indonesia

We have a 30% participating interest in the offshore Masela block where INPEX Masela is the operator. The Masela block contains the Abadi gas field. The operator has currently selected a floating LNG (FLNG) concept for the field’s first development phase.

Iran

Shell transactions in Iran are disclosed in accordance with Section 13(r) of the US Securities Exchange Act of 1934. See page 51.

Iraq

We have a 45% interest in the Majnoon oil field that we operate under a technical service contract that expires in 2030. The other Majnoon shareholders are PETRONAS (30%) and the Iraqi government (25%), which is represented by the Missan Oil Company. Majnoon is located in southern Iraq and is one of the world’s largest oil fields. The first phase of the development is planned to bring production to approximately 175 thousand b/d from the level of 45 thousand b/d when the contract entered into effect in March 2010. We also have a 15% interest in the West Qurna 1 field. At the end of 2012, production was approximately 460 thousand b/d. According to the provisions of both contracts, Shell’s equity entitlement volumes will be lower than the Shell interest implies.

In 2012, Shell continued to work in establishing Basrah Gas Company, a joint venture between Shell (44%), South Gas Company (51%) and Mitsubishi Corporation (5%). The Basrah Gas Company will gather, treat and process raw gas produced from the Rumaila, West Qurna 1 and Zubair fields. Currently, an estimated 700 million scf/d of gas is flared because of a lack of infrastructure to collect and process it. The processed natural gas and associated products, such as condensate and liquefied petroleum gas (LPG), will be sold primarily to the domestic market with the potential to export any surplus.

Kazakhstan

We have a 16.8% interest in the offshore Kashagan field, where the North Caspian Operating Company is the operator. This shallow-water field covers an area of approximately 3,400 square kilometres. Phase 1 development of the field is expected to lead to plateau production of approximately 300 thousand boe/d, increasing further with additional phases of development. NC Production Operations

Company, a joint venture between Shell and KazMunayGas, will manage production operations. First production is expected in 2013.

We have an interest of 55% in the Pearls PSC, covering an area of approximately 900 square kilometres located in the Kazakh sector of the Caspian Sea that includes two oil discoveries (Auezov and Khazar) and several exploration prospects.

Malaysia

We produce oil and gas located offshore Sabah and Sarawak under 19 PSCs, in which our interests range from 30% to 85%.

In Sabah we operate four producing offshore oil fields with interests ranging from 50% to 80% as part of the 2011 North Sabah EOR PSC and SB1 PSC (the latter expired at the end of December 2012). We also have additional interests ranging from 30% to 50% in PSCs for the exploration and development of five deep-water blocks. These include the Gumusut-Kakap deep-water field (Shell interest 33%) and the Malikai field (Shell interest 35%). Both these fields are currently being developed with Shell as the operator. We started production from Gumusut-Kakap in November 2012, ahead of completion of a floating production system. We did this by connecting two wells to the Kikeh production facility, which is operated by Murphy Sabah Oil. We also have a 21% interest in the Siakap North-Petai field and a 30% interest in the Kebabangan field.

In Sarawak we are the operator of 20 gas fields with interests ranging from 37.5% to 70%. Nearly all of the gas produced is supplied to Malaysia LNG in Bintulu where we have a 15% interest in each of the Dua and Tiga LNG plants. We also have a 40% interest in the 2011 Baram Delta EOR PSC and a 50% interest in Block SK-307.

In 2012, we signed five new exploration PSCs: Deepwater Block 2B, SK318, SK319 and SK408, all offshore Sarawak, and SB311, offshore Sabah.

We also operate a GTL plant (Shell interest 72%), which is adjacent to the Malaysia LNG facilities in Bintulu. Using Shell technology, the plant converts natural gas into high-quality middle distillates, drilling fluids, waxes and other speciality products.

Oman

We have a 34% interest in Petroleum Development Oman (PDO), the operator of an oil concession expiring in 2044. In 2012, production began at its Harweel Enhanced Oil Recovery project, which is expected to produce approximately 30 thousand boe/d at peak production.

We are also participating in the development of the Mukhaizna oil field (Shell interest 17%) where steam flooding, an enhanced oil recovery method, is being applied on a large scale.

We have a 30% interest in Oman LNG, which mainly supplies Asian markets under long-term contracts. We also have an 11% indirect interest in Qalhat LNG, another Oman-based LNG facility.

Qatar

Pearl in Qatar is the world’s largest GTL plant. Shell operates the plant under a development and production-sharing contract with the government of Qatar. The fully integrated facility includes production, transport and processing of approximately 1.6 billion scf/d of well-head gas from Qatar’s North Field with installed capacity of about 140 thousand boe/d of high-quality liquid hydrocarbon products and 120 thousand boe/d of NGL and ethane. Ramp-up of the project was completed in the fourth quarter of 2012. The plant

reports.shell.com	Shell Annual Report and Form 20-F 2012	25
Business Review > Upstream

delivered its 100th cargo in mid-December and produced GTL Jet fuel, with its first commercial market introduction in January 2013.

We have a 30% interest in Qatargas 4, which comprises integrated facilities to produce approximately 1.4 billion scf/d of natural gas from Qatar’s North Field, an onshore gas-processing facility and an LNG train with a collective production capacity of 7.8 mtpa of LNG and 70 thousand boe/d of NGL. The train delivered its first LNG in 2011 and has been operating at full capacity in 2012. The LNG is shipped mainly to markets in North America, China, Europe and the United Arab Emirates.

We are the operator of Block D under the terms of an exploration and production-sharing contract with Qatar Petroleum, representing the national government. We have a 75% interest, with PetroChina holding the remaining 25% interest.

Russia

We have a 27.5% interest in Sakhalin-2, one of the world’s largest integrated oil and gas projects. Located in a subarctic environment, the project produced approximately 335 thousand boe/d in 2012. Following optimisation of the LNG plant, production from its two trains exceeded 10 million tonnes in 2012.

We have a 50% interest in the Salym fields in western Siberia, where production was approximately 155 thousand boe/d during 2012.

We also have a 100% interest in four exploration and production licences. They are for the East Talotinskiy area in the Nenets Autonomous District, the Barun-Yustinsky block in Kalmykia and the Arkatoitsky and the Lenzitsky blocks in the Yamalo Nenets Autonomous District. We also have an exploration licence in the North-Vorkutinsky area in the Komi Republic.

United Arab Emirates

In Abu Dhabi we hold a concessionary interest of 9.5% in the oil and gas operations run by Abu Dhabi Company for Onshore Oil Operations (ADCO). The licence expires in 2014. We also have a 15% interest in the licence of Abu Dhabi Gas Industries Limited (GASCO), which expires in 2028. GASCO exports propane, butane and heavier-liquid hydrocarbons that it extracts from the wet natural gas associated with the oil produced by ADCO.

Rest of Asia (including the Middle East and Russia)

Shell also has interests in India, Japan, Jordan, Kuwait, the Philippines, Saudi Arabia, Singapore, South Korea and Turkey. We suspended all exploration and production activities in Syria in December 2011.

OCEANIA

Australia

We have interests in offshore production and exploration licences in the North West Shelf (NWS) and Greater Gorgon areas of the Carnarvon Basin, as well as in the Browse Basin and Timor Sea. Some of these interests are held directly and others indirectly through a shareholding of approximately 23% in Woodside Petroleum Ltd (Woodside). All interests in Australian assets quoted below are direct interests.

Woodside is the operator of the Pluto LNG Project which produced its first LNG in 2012. Woodside is also the operator on behalf of six joint-venture participants of the NWS gas, condensate and oil fields, which produced more than 470 thousand boe/d in 2012. Shell provides technical support for the NWS development.

We have a 50% interest in Arrow Energy Holdings Pty Limited (Arrow), a Queensland-based joint venture with PetroChina. Arrow owns coalbed methane assets, a domestic power business and the site for a proposed LNG plant on Curtis Island, near Gladstone. In January 2012, Arrow completed the acquisition of coalbed methane company Bow Energy Ltd (Shell-share consideration $0.3 billion).

We have a 25% interest in the Gorgon LNG project, which involves the development of some of the largest gas discoveries to date in Australia, beginning with the offshore Gorgon (Shell interest 25%) and Jansz-lo (Shell interest approximately 20%) fields. It includes the construction of a 15.3 mtpa LNG plant on Barrow Island.

We are the operator of a permit in the Browse Basin in which two separate gas fields were found: Prelude in 2007, and Concerto in 2009. We are developing these fields on the basis of our innovative

FLNG technology. The Prelude FLNG project is expected to produce about 110 thousand boe/d of natural gas and NGL, delivering approximately 3.6 mtpa of LNG, 1.3 mtpa of condensate and 0.4 mtpa of LPG. During 2012, we commenced construction of the Prelude FLNG project and completed the sale of a 17.5% interest to INPEX and a 10% interest to KOGAS. We also completed the sale of a 5% interest to CPC Corporation in the first quarter of 2013, reducing our interest to 67.5%.

We formed a joint venture to operate the Crux gas and condensate field (Shell interest 82%). We also operate the AC/P41 block (Shell interest 75%).

We are also a partner in the Browse joint ventures covering the Brecknock, Calliance and Torosa gas fields. During 2012, we increased our interest in the West Browse joint venture to 35% and in the East Browse joint venture to 25%. The Browse resources are being assessed for development on the basis of an LNG export project.

In the Timor Sea we have a 26.6% interest in the Sunrise gas field. The joint-venture partners have selected FLNG as the preferred development concept for Sunrise. The development is subject to approval from both the Australian and Timor-Leste governments.

Shell is a partner in both Shell-operated and non-operated exploration joint ventures in multiple basins including the Bonaparte, Exmouth Plateau, Greater Gorgon, Outer Canning and South Exmouth.

We also have a 6.4% interest in the Wheatstone LNG project, which includes the construction of two LNG trains with a combined capacity of 8.9 mtpa.

Rest of Oceania

Shell also has interests in New Zealand.

AFRICA

Nigeria

Shell-share production in Nigeria was approximately 365 thousand boe/d in 2012 compared with approximately 385 thousand boe/d in 2011. Security, crude oil theft and flooding in the Niger Delta were significant challenges in 2012.

Onshore The Shell Petroleum Development Company of Nigeria Ltd (SPDC) is the operator of a joint venture (Shell interest 30%) that holds more than 25 Niger Delta onshore oil mining leases (OMLs), which expire in 2019. To provide funding, Modified Carry Agreements are in place for certain key projects and a bridge loan was drawn down by the Nigerian National Petroleum Company (NNPC) in 2010. The Modified Carry Agreements are being reimbursed, and in

26	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Upstream

December 2012 NNPC repaid the bridge loan with interest. New financing agreements with NNPC are under discussion and are expected to be put in place during 2013.

We have a 30% interest in the Gbaran-Ubie integrated oil and gas project in Bayelsa State, which delivered 0.9 billion scf/d of gas in 2012. Gas from Gbaran-Ubie is delivered to Nigeria LNG Ltd (NLNG) for export. In October 2012, SPDC declared force majeure on gas supplies, as a result of a security incident on the Bomu-Bonny trunkline and rain flooding. This force majeure was lifted the following month and the impact on SPDC gas production was very limited.

In 2012, we sold our 30% interests in OMLs 30, 34 and 40 for a consideration of $1.1 billion.

Offshore Our main offshore deep-water activities are carried out by Shell Nigeria Exploration and Production Company (Shell interest 100%) which holds interests in three deep-water blocks. We operate two of the blocks, including the Bonga field 120 kilometres offshore. Deep-water offshore activities are typically governed through PSCs.

SPDC also holds an interest in six shallow-water offshore leases, of which five expired on November 30, 2008. However, SPDC satisfied all the requirements of the Nigerian Petroleum Act to be entitled to an extension. Currently, the status quo is maintained following a court order issued on November 26, 2008. SPDC is pursuing a negotiated solution with the federal government of Nigeria. Production from the EA field, in one of the disputed leases, continued throughout 2012.

LNG Shell has a 25.6% interest in NLNG, which operates six LNG trains with a total capacity of 22.0 mtpa. NLNG continued production near full capacity during 2012.

Rest of Africa

Shell also has interests in Benin, Egypt, Gabon, Ghana, Libya, South Africa, Tanzania and Tunisia.

NORTH AMERICA

Canada

We hold more than 2,200 mineral leases in Canada, mainly in Alberta and British Columbia. We produce and market natural gas, NGL, synthetic crude oil and bitumen. In addition, we hold significant exploration acreage offshore. Bitumen is a very heavy crude oil produced through conventional methods as well as through enhanced oil-recovery methods. Synthetic crude oil is produced by mining bitumen-saturated sands, extracting the bitumen from the sands, and transporting it to a processing facility where hydrogen is added to produce a wide range of feedstocks for refineries.

Gas and liquids-rich shale We hold rights to more than 10,000 square kilometres of conventional gas, tight gas and liquids-rich shale acreage. We own and operate four natural gas processing and sulphur-extraction plants in southern and south-central Alberta. We continued to develop conventional gas, tight gas and liquids-rich shale fields in west-central Alberta and east-central British Columbia during 2012, through drilling programmes and investment in infrastructure facilitating new production.

Synthetic crude oil We operate the Athabasca Oil Sands Project (AOSP) in north-east Alberta as part of a joint venture (Shell interest 60%). The AOSP’s bitumen production capacity is 255 thousand boe/d. The bitumen is transported by pipeline for processing at the Scotford Upgrader, which is operated by Shell and located in the Edmonton area, Alberta. The first phase of the AOSP debottlenecking project comes online in 2013, and is expected to add an additional 10 thousand boe/d at peak production. We also took the final investment decision on the Quest carbon capture and storage project (Shell interest 60%), which is expected to capture and permanently store more than 1 mtpa of CO2 from the Scotford Upgrader.

Shell also holds a number of other minable oil sands leases in the Athabasca region with expiry dates ranging from 2018 to 2025. By completing a certain minimum level of development prior to their expiry, leases may be extended.

Bitumen We produce and market bitumen in the Peace River area of Alberta, and have a steam-assisted gravity drainage project in operation near Cold Lake, Alberta. Additional heavy oil resources and advanced recovery technologies are under evaluation on approximately 1,200 square kilometres in the Grosmont oil sands area, also in northern Alberta.

Offshore We have a 31.3% interest in the Sable Offshore Energy project, a natural-gas complex offshore eastern Canada. We also have a 100% operating interest in frontier deep-water acreage offshore Nova Scotia, a 20% non-operating interest in an exploration asset off the east coast of Newfoundland, and a number of exploration licences in the Mackenzie Delta in the Northwest Territories.

United States of America

We produce oil and gas in the Gulf of Mexico, heavy oil in California and primarily tight gas and associated liquid hydrocarbons in Louisiana, Pennsylvania, Texas and Wyoming. The majority of our oil and gas production interests are acquired under leases granted by the owner of the minerals underlying the relevant acreage (including many leases for federal onshore and offshore tracts). Such leases usually run on an initial fixed term that is automatically extended by the establishment of production for as long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).

Gulf of Mexico The Gulf of Mexico is the major production area in the USA, accounting for almost 50% of Shell’s oil and gas production in the country. We have approximately 420 federal offshore leases in the Gulf of Mexico, about one-fifth of which are producing. Our share of production in the Gulf of Mexico averaged almost 190 thousand boe/d in 2012. Key producing assets are Auger, Brutus, Enchilada, Mars, NaKika, Perdido, Ram-Powell and Ursa.

Deferments resulting from the 2010 drilling moratorium, delivery of new-build drilling rigs and new regulatory requirements continued to affect the operational flexibility and delivery timing of our Gulf of Mexico activities in 2012. While the new regulatory regime has resulted in a longer and more complex permitting process, Shell continues to meet all deep-water regulatory permitting and environmental assessment requirements. Despite these challenges, we continued to grow our presence in the Gulf of Mexico, with the addition of two drilling rigs to our contracted offshore fleet in 2012. We also secured 24 blocks in the 2012 central lease sale for a sum of $400 million.

Onshore We hold more than 15,000 square kilometres of tight-gas and liquids-rich shale acreage. This includes significant holdings in the Marcellus shale, centred on Pennsylvania in north-east USA, the Eagle Ford shale formation in south Texas, the Sand Wash and Niobrara Shale in north-west Colorado, as well as the Mississippi Line in south-central Kansas. In 2012, we also acquired approximately 2,200 square kilometres of mineral rights, with an additional

reports.shell.com	Shell Annual Report and Form 20-F 2012	27
Business Review > Upstream

300 square kilometres linked to contractual conditions, in the Delaware Permian Basin in west Texas.

California We have a 51.8% interest in Aera Energy LLC (Aera), which holds assets in the San Joaquin Valley and Los Angeles Basin areas of southern California. Aera operates more than 15,000 wells, producing approximately 130 thousand boe/d of heavy oil and gas.

Alaska We hold more than 410 federal leases for exploration in the Beaufort and Chukchi seas in Alaska. During the 2012 drilling season, we drilled two exploratory wells, one each in the Beaufort and Chukchi seas. These wells are known as top holes as they do not go deep enough to reach hydrocarbon reservoirs. After drilling they were safely capped in accordance with regulatory requirements.

Rest of North America

Shell also has interests in Greenland and Mexico.

SOUTH AMERICA

Brazil

We are the operator of several producing fields offshore Brazil. They include the Bijupirá and Salema fields (Shell interest 80%) and the BC-10 field (Shell interest 50%). We also operate one offshore exploration block in the Santos Basin, BMS-54 (Shell interest 80%). We have interests in two offshore exploration blocks in the Espirito Santo basins, BMES-23 and BMES-27, with a 20% and 17.5% interest respectively. Shell also operates five blocks in the São Francisco onshore basin area. In 2012, we divested our 40% interest in the offshore Block BS-4 in the Santos Basin.

We also have an 18% interest in Brazil Companhia de Gas de São Paulo (Comgás), a natural gas distribution company in the state of São Paulo.

French Guiana

We are the operator of an exploration block in the 24,000 square kilometres deep-water Guyane Maritime Permit (Shell interest 45%).

Rest of South America

Shell also has interests in Argentina, Colombia, Guyana and Venezuela.

TRADING

We market a portion of our share of equity production of LNG and also trade LNG volumes around the world through our hubs in Dubai, the Netherlands and Singapore. We also market and trade natural gas, power and emission rights in the Americas and Europe.

28	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Upstream

SUMMARY OF PROVED OIL AND GAS RESERVES OF SHELL SUBSIDIARIES AND SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS [A] (AT DECEMBER 31, 2012)	BASED ON AVERAGE PRICES FOR 2012

	Oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Bitumen (million barrels)	Total all products (million boe)	[B]
Proved developed
Europe	448	11,599	–	–	2,448
Asia	1,277	14,454	–	–	3,769
Oceania	53	1,424	–	–	299
Africa	496	1,012	–	–	670
North America
USA	500	1,674	–	–	789
Canada	28	872	1,271	18	1,467
South America	48	84	–	–	62
Total proved developed	2,850	31,119	1,271	18	9,504
Proved undeveloped
Europe	345	2,569	–	–	788
Asia	429	1,857	–	–	749
Oceania	121	5,186	–	–	1,015
Africa	192	1,229	–	–	404
North America
USA	403	678	–	–	520
Canada	5	139	492	31	552
South America	39	15	–	–	42
Total proved undeveloped	1,534	11,673	492	31	4,070
Total proved developed and undeveloped
Europe	793	14,168	–	–	3,236
Asia	1,706	16,311	–	–	4,518
Oceania	174	6,610	–	–	1,314
Africa	688	2,241	–	–	1,074
North America
USA	903	2,352	–	–	1,309
Canada	33	1,011	1,763	49	2,019
South America	87	99	–	–	104
Total	4,384	42,792	1,763	49	13,574
[A]	Includes 18 million boe of reserves attributable to non-controlling interest in Shell subsidiaries.
[B]	Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

reports.shell.com	Shell Annual Report and Form 20-F 2012	29
Business Review > Upstream

LOCATION OF OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES [A] (AT DECEMBER 31, 2012)

Exploration	Development and/or production	Shell operator[B]

Europe
Albania	■
Denmark	■	■
Germany	■	■
Ireland	■	■	■
Italy	■	■
The Netherlands	■	■	■
Norway	■	■	■
UK	■	■	■
Ukraine	■		■
Asia [C]
Brunei	■	■	■
China	■	■	■
Indonesia	■	■
Iraq	■	■	■
Jordan	■		■
Kazakhstan	■	■
Malaysia	■	■	■
Oman	■	■
Philippines	■	■	■
Qatar	■	■	■
Russia	■	■	■
Saudi Arabia	■
Turkey	■		■
United Arab Emirates	■	■
Oceania
Australia	■	■	■
New Zealand	■	■	■
Africa
Benin	■
Egypt	■	■
Gabon	■	■	■
Libya	■		■
Nigeria	■	■	■
South Africa	■		■
Tanzania	■
Tunisia	■		■
North America
USA	■	■	■
Canada	■	■	■
Greenland	■		■
South America
Argentina	■	■
Brazil	■	■	■
Colombia	■		■
French Guiana	■		■
Guyana	■
Venezuela		■
[A]	Includes equity-accounted investments. Where an equity-accounted investment has properties outside its base country, those properties are not shown in this table.
[B]	In several countries where “Shell operator” is indicated, Shell is the operator of some but not all exploration and/or production ventures.
[C]	Shell suspended all exploration and production activities in Syria in December 2011.

CAPITAL EXPENDITURE ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES AND EXPLORATION EXPENSE OF SHELL SUBSIDIARIES BY GEOGRAPHICAL AREA [A]	$ MILLION

	2012	2011	2010
Europe	3,175	1,907	2,033
Asia	3,412	4,319	3,137
Oceania	5,534	3,349	1,804
Africa	2,277	1,701	1,629
North America – USA	11,344	6,445	9,400
North America – Other [B]	3,475	2,913	3,455
South America	907	487	373
Total	30,124	21,121	21,831
[A]	Capital expenditure is the cost of acquiring property, plant and equipment for exploration and production activities, and – under the successful efforts method of accounting for exploration costs – includes exploration drilling costs capitalised pending determination of commercial reserves. See also Note 2 to the “Consolidated Financial Statements” for further information. Exploration expense is the cost of geological and geophysical surveys and of other exploratory work charged to income as incurred. Exploration expense excludes depreciation and release of cumulative currency translation differences.
[B]	Comprises Canada and Greenland.

30	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Upstream

Average realised price by geographical area

OIL AND NATURAL GAS LIQUIDS	$/BARREL

	2012			2011			2010
	Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments
Europe	108.13	104.60		106.77	103.97		73.35	83.24
Asia	107.76	67.33		103.73	62.81		76.21	44.27
Oceania	91.62	90.14	[A]	92.38	99.74	[A]	67.90	78.05	[A]
Africa	112.45	–		111.70	–		79.63	–
North America – USA	103.59	110.00		104.93	109.49		76.36	74.27
North America – Canada	68.31	–		70.72	–		53.23	–
South America	100.01	97.33		100.44	97.76		69.99	63.57
Total	107.15	76.01		105.74	73.01		75.74	52.42
[A]	Includes Shell’s ownership of 23% of Woodside Petroleum Ltd as from April 2012 (previously: 24% as from November 2010; 34% before that date), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

NATURAL GAS	$/THOUSAND SCF

	2012			2011			2010
	Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments
Europe	9.48	9.64		9.40	8.58		6.87	6.71
Asia	4.81	10.13		4.83	8.37		4.40	6.55
Oceania	11.14	9.48	[A]	9.95	10.09	[A]	8.59	8.79	[A]
Africa	2.74	–		2.32	–		1.96	–
North America – USA	3.17	7.88		4.54	8.91		4.90	7.27
North America – Canada	2.36	–		3.64	–		4.09	–
South America	2.63	1.04		2.81	0.99		3.79	–
Total	5.53	9.81		5.92	8.58		5.28	6.81
[A]	Includes Shell’s ownership of 23% of Woodside Petroleum Ltd as from April 2012 (previously: 24% as from November 2010; 34% before that date), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

SYNTHETIC CRUDE OIL	$/BARREL

	2012	2011	2010
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	81.46	91.32	71.56

BITUMEN	$/BARREL

	2012	2011	2010
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	68.97	76.28	66.00

reports.shell.com	Shell Annual Report and Form 20-F 2012	31
Business Review > Upstream

Average production cost by geographical area

OIL, NATURAL GAS LIQUIDS AND NATURAL GAS [A]	$/BOE

	2012			2011			2010
	Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments		Shell subsidiaries	Shell share of equity-accounted investments
Europe	14.50	3.56		12.17	3.12		10.09	2.78
Asia	7.53	4.71		6.92	4.60		6.07	4.68
Oceania	9.06	16.97	[B]	8.50	14.46	[B]	5.85	8.37	[B]
Africa	9.52	–		8.45	–		7.09	–
North America – USA	20.09	18.24		17.91	17.63		12.90	16.47
North America – Canada	19.47	–		18.12	–		17.48	–
South America	16.36	11.01		12.50	12.25		8.88	25.05
Total	12.47	6.05		11.00	5.60		9.10	5.29
[A]	Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.
[B]	Includes Shell’s ownership of 23% of Woodside Petroleum Ltd as from April 2012 (previously: 24% as from November 2010; 34% before that date), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

SYNTHETIC CRUDE OIL	$/BARREL

	2012	2011	2010
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	40.40	46.19	49.83

BITUMEN	$/BARREL

	2012	2011	2010
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	24.11	31.81	23.82

32	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Upstream

Oil and gas production (available for sale)

CRUDE OIL AND NATURAL GAS LIQUIDS [A]	THOUSAND B/D

	2012		2011		2010
	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries	Shell share of equity-accounted investments
Europe
Denmark	73	–	88	–	98	–
Italy	39	–	35	–	33	–
Norway	40	–	37	–	48	–
UK	60	–	71	–	98	–
Other [B]	3	4	3	5	3	5
Total Europe	215	4	234	5	280	5
Asia
Brunei	2	73	2	76	3	77
Malaysia	41	–	40	–	40	–
Oman	205	–	200	–	199	–
Russia	–	104	–	117	–	117
United Arab Emirates	–	145	–	144	–	135
Other [B]	59	23	40	20	29	1
Total Asia	307	345	282	357	271	330
Total Oceania	27	18	30	18	30	29
Africa
Gabon	38	–	44	–	34	–
Nigeria	240	–	262	–	302	–
Other [B]	12	–	20	–	20	–
Total Africa	290	–	326	–	356	–
North America
USA	155	67	141	70	163	74
Other [B]	15	–	18	–	20	–
Total North America	170	67	159	70	183	74
South America
Brazil	34	–	45	–	53	–
Other [B]	1	10	1	9	1	7
Total South America	35	10	46	9	54	7
Total	1,044	444	1,077	459	1,174	445
[A]	Includes natural gas liquids. Royalty purchases are excluded. Reflects 100% of production attributable to subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B]	Comprises countries where 2012 production was lower than 20 thousand b/d or where specific disclosures are prohibited.

reports.shell.com	Shell Annual Report and Form 20-F 2012	33
Business Review > Upstream

NATURAL GAS [A]	MILLION SCF/D

	2012		2011		2010
	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries	Shell share of equity-accounted investments	Shell subsidiaries	Shell share of equity-accounted investments
Europe
Denmark	202	–	256	–	328	–
Germany	217	–	253	–	267	–
The Netherlands	–	1,808	–	1,767	–	1,997
Norway	713	–	618	–	643	–
UK	328	–	403	–	541	–
Other [B]	43	–	41	–	38	–
Total Europe	1,503	1,808	1,571	1,767	1,817	1,997
Asia
Brunei	51	512	52	524	55	497
China	131	–	174	–	253	–
Malaysia	572	–	763	–	807	–
Russia	–	374	–	382	–	359
Other [B]	795	317	363	246	209	–
Total Asia	1,549	1,203	1,352	1,152	1,324	856
Oceania
Australia	352	243	373	167	404	204
New Zealand	182	–	175	–	202	–
Total Oceania	534	243	548	167	606	204
Africa
Egypt	141	–	133	–	137	–
Nigeria	740	–	707	–	587	–
Total Africa	881	–	840	–	724	–
North America
USA	1,062	5	961	6	1,149	4
Canada	616	–	570	–	563	–
Total North America	1,678	5	1,531	6	1,712	4
Total South America	44	1	51	1	61	–
Total	6,189	3,260	5,893	3,093	6,244	3,061
[A]	Reflects 100% of production attributable to subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the companies concerned under those contracts.
[B]	Comprises countries where 2012 production was lower than 115 million scf/d or where specific disclosures are prohibited.

SYNTHETIC CRUDE OIL	THOUSAND B/D

	2012	2011	2010
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	125	115	72

BITUMEN	THOUSAND B/D

	2012	2011	2010
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	20	15	18

34	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Upstream

LNG and GTL plants at December 31, 2012

LNG LIQUEFACTION PLANTS IN OPERATION

	Location	Shell interest (%)	[A]	100% capacity (mtpa)	[B]
Australia North West Shelf	Karratha	21		16.3
Australia Pluto 1	Karratha	21		4.3
Brunei LNG	Lumut	25		7.8
Malaysia LNG (Dua and Tiga)	Bintulu	15		17.3	[C]
Nigeria LNG	Bonny	26		22.0
Oman LNG	Sur	30		7.1
Qalhat (Oman) LNG	Sur	11		3.7
Qatargas 4	Ras Laffan	30		7.8
Sakhalin LNG	Prigorodnoye	27.5		9.6
[A]	Interest may be held via indirect shareholding.
[B]	As reported by the operator.
[C]	Our interests in the Dua and Tiga plants are due to expire in 2015 and 2023 respectively.

LNG LIQUEFACTION PLANTS UNDER CONSTRUCTION

	Location	Shell interest (%)		100% capacity (mtpa)
Gorgon	Barrow Island	25		15.3
Prelude	Offshore Australia	72.5	[A]	3.6
Wheatstone	Onslow	6.4		8.9
[A]	We divested a further 5% interest in Prelude during the first quarter of 2013, reducing our interest to 67.5%.

GTL PLANTS IN OPERATION

	Country	Shell interest (%)	100% capacity (b/d)
Bintulu	Malaysia	72	14,700
Pearl	Qatar	100	140,000

Equity LNG sales volumes

SHELL SHARE OF EQUITY LNG SALES VOLUMES	MILLION TONNES

	2012	2011	2010
Australia	3.6	3.1	3.4
Brunei	1.7	1.7	1.7
Malaysia	2.5	2.4	2.4
Nigeria	5.1	5.0	4.5
Oman	1.9	2.0	2.0
Qatar	2.4	1.7	–
Sakhalin	3.0	2.9	2.8
Total	20.2	18.8	16.8

reports.shell.com	Shell Annual Report and Form 20-F 2012	35
Business Review > Downstream

DOWNSTREAM

KEY STATISTICS	$ MILLION

	2012	2011	2010
Segment earnings [A]	5,350	4,289	2,950
Including:
Revenue (including inter-segment sales)	424,410	428,646	336,216
Share of earnings of equity-accounted investments [A]	1,354	1,577	948
Production and manufacturing expenses	9,484	10,547	10,592
Selling, distribution and administrative expenses	12,996	12,920	13,716
Depreciation, depletion and amortisation	3,083	4,251	4,254
Net capital investment [A]	4,275	4,342	2,358
Refinery availability (%)	93	92	92
Chemical plant availability (%)	91	89	94
Refinery processing intake (thousand b/d)	2,819	2,845	3,197
Oil products sales volumes (thousand b/d)	6,235	6,196	6,460
Chemicals sales volumes (thousand tonnes)	18,669	18,831	20,653
[A]	Segment earnings are presented on a current cost of supplies basis. See Notes 2 and 4 to the “Consolidated Financial Statements” for further information.

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

Our Refining activities comprise Manufacturing, Supply and Distribution. Marketing includes Retail, Lubricants, Business to Business (B2B) and Alternative Energies. Chemicals has dedicated manufacturing and marketing units of its own. We also trade crude oil, oil products and petrochemicals, primarily to optimise feedstock for Manufacturing and Chemicals and to supply our Marketing businesses.

Downstream earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of the volumes sold during a period is based on the current cost of supplies during the same period, after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory valuation. Accordingly, when oil prices increase during the period, CCS earnings are likely to be lower than earnings calculated on a first-in first-out basis (FIFO). Similarly, in a period with declining oil prices, CCS earnings are likely to be higher than earnings calculated on a FIFO basis. This explains why 2012 CCS earnings were $463 million higher than earnings calculated on a FIFO basis (2011: $2,355 million lower; 2010: $1,498 million lower).

Business conditions

The industrial landscape in 2012 reflected weaker economic growth in several regions, which reduced demand. Even so, refining margins were higher in 2012 compared with 2011 in key refining hubs, except Asia. Chemical margins in Europe and Asia were lower than in 2011 as a result of weak macroeconomic conditions, although US ethane cracker margins rose significantly due to the wide price differential between crude oil and natural gas, and improved marketing margins.

Earnings 2012-2011

Segment earnings in 2012 were $5,350 million, 25% higher than in 2011. This increase reflected a return to profitability in Refining, although marginal, as a result of higher realised refining margins and better refinery availability that were partly offset by lower Chemicals earnings. Trading contributions were lower in 2012 than in 2011, while Marketing contributions were broadly unchanged. Both activities continued to contribute significantly to Downstream earnings.

Realised refining margins recovered strongly from their low level at the end of 2011, and improved across all regions apart from Asia. Refinery intake volumes were 1% lower compared with 2011. However, when portfolio impacts are excluded, refinery intake volumes were 4% higher than in 2011. Refinery availability increased to 93% compared with 92% in 2011.

Chemicals earnings were lower, mainly as a result of the global economic slowdown, supply constraints of favourable feedstocks in the USA, and the impact of hurricane Isaac on operations. Chemicals sales volumes were 1% lower compared with 2011, as reductions in European manufacturing capacity and rationalisation of the contract portfolio were largely offset by improved operating performance. Chemical plant availability increased to 91% compared with 89% in 2011.

Oil products sales volumes were 1% higher compared with 2011. Lower marketing volumes, mainly as a result of portfolio divestments, were more than offset by higher trading volumes. Excluding the impact of divestments and the effect of the formation of the Raízen biofuel joint venture, oil products sales volumes were 3% higher compared with 2011.

Overall, operating expenses decreased in 2012 compared with 2011. Production and manufacturing expenses declined, driven by manufacturing divestments, cost reduction initiatives and favourable currency exchange rate effects. Selling, distribution and administrative expenses were broadly unchanged; cost reductions, portfolio divestments and favourable currency exchange rate effects were offset by spending related to higher volumes, and growth-stimulating programmes.

Earnings in 2012 included a net gain of $39 million. There were net gains on divestments and a tax credit, partly offset by legal and environmental provisions. The divestments relate to a number of retail sites in Canada, LPG businesses in Malaysia and the Philippines, as well as the continuation of the divestment of our Downstream activities in Africa.

Earnings in 2011 included a net gain of $15 million. There was a gain from the fair-value accounting of commodity derivatives, a gain arising from the formation of the Raízen joint venture, a net gain on divestments and a tax credit. These gains were significantly offset by charges related to impairments, redundancy, decommissioning and legal provisions. The 2011 divestments included the sale of our Stanlow refinery in the UK, the majority of our Downstream activities in seven African countries, our Downstream activities in Chile and additional non-core business exits.

Earnings 2011-2010

Segment earnings in 2011, which included a net gain of $15 million as described above, were $4,289 million, 45% higher than in 2010.

Earnings in 2010 included a net charge of $923 million. Impairment charges were partly offset by a gain related to the fair-value accounting of commodity derivatives, gains from divestments and a

36	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Downstream

gain from the sale of land holdings associated with the former Shell Haven refinery in the UK.

All gains and charges identified above relate to items that individually exceed $50 million. The following comments relate to earnings after excluding the net gain of $15 million from the 2011 results and the net charge of $923 million from the 2010 results.

Downstream earnings increased in 2011 compared with 2010, supported by improved realised unit marketing margins in most businesses, although oil products sales volumes declined, mainly as a result of portfolio divestments and the effects of the formation of the Raízen joint venture. Chemicals reported record earnings in 2011 as the market environment was favourable during most of the year, resulting in higher realised margins, partly offset by the impact of unplanned operational events on Chemicals sales volumes. Realised refining margins were in line with 2010 until the fourth quarter, when margins declined significantly as global market conditions deteriorated. As a result, Refining reported a larger loss in 2011 than in 2010. This loss was largely offset by increased contributions from trading activities due to higher market volatility and greater arbitrage opportunities relative to 2010.

Net capital investment

Net capital investment was $4.3 billion in both 2012 and 2011.

Capital investment was $5.5 billion in 2012, of which $3.2 billion was in Refining and Chemicals, and $2.3 billion was in Marketing. Approximately 56% of our 2012 capital investment was used to maintain the integrity and performance of our asset base.

In 2011, capital investment was $7.5 billion, of which $3.3 billion was in Refining and Chemicals, and $4.2 billion was in Marketing. Of the $4.2 billion in Marketing, we invested $1.7 billion in Raízen and $0.4 billion in the acquisition of 253 retail stations in the UK.

Divestment proceeds were $1.2 billion in 2012 compared with $3.2 billion in 2011. The planned asset divestment programme to refocus our Downstream portfolio is now mostly complete.

Portfolio actions

In Refining, Shell acquired the remaining outstanding shares in Gasnor AS, a market leader in Norway, that supplies LNG as a transport fuel to industrial and marine customers.

In Australia refining operations at the 79 thousand b/d Clyde refinery ceased. The Clyde refinery and the Gore Bay terminal are in the process of being converted into a fuel import facility.

In Marketing, Shell agreed to acquire Neste Oil Corporation’s network of 105 retail sites in Poland.

Shell completed the sale of the majority of its shareholding in downstream activities in Botswana, Burkina Faso, Côte d’Ivoire, Guinea, Kenya and Namibia, whilst downstream activities in Tanzania were discontinued. The agreements form part of the divestment of Shell’s shareholding in most of its downstream activities in Africa as announced in 2011. Shell continues to divest non-strategic Downstream positions. Divestments included retail stations in North America and most of our LPG activities in Asia-Pacific.

Business and property

REFINING

Manufacturing

We have interests in more than 30 refineries worldwide with the capacity to process approximately 3.4 million barrels of crude oil per day. Approximately 40% of our refining capacity is in Europe and Africa, 35% in the Americas and 25% in Asia-Pacific. The Port Arthur refinery expansion project in Texas, USA, owned by Motiva Enterprises (Shell interest 50%), restarted operations in early 2013, following operational issues in 2012. The expansion brings an additional 320 thousand b/d of capacity online in the US Gulf Coast region (increasing the refinery’s total capacity to 620 thousand b/d).

Supply and Distribution

With more than 1,500 storage tanks and approximately 150 distribution facilities in approximately 25 countries, our Supply and Distribution infrastructure is well positioned for making deliveries throughout the world. Deliveries include feedstock for our refineries as well as finished products for our Marketing businesses and customers worldwide.

MARKETING

Retail

We have about 44,000 service stations in more than 70 countries and more than 100 years’ experience in fuel development. In recent years, we have concentrated on developing differentiated fuels with special formulations designed to clean engines and improve performance. We sell such fuels under the Shell V-Power brand in more than 60 countries.

Lubricants

Across approximately 100 countries we make, market and sell technically advanced lubricants not only for passenger cars, trucks and coaches but also for industrial machinery in manufacturing, mining, power generation, agriculture and construction.

Our strong competitive positioning was highlighted by a number of leading market research firms. The tenth annual Kline & Company report on the global lubricants sector (Global Lubricants Industry 2011: Market Analysis and Assessment) confirmed that Shell maintained its volume and branded leadership position during 2011 with a 13% market share.

Business to Business

Our Business to Business (B2B) activities sell fuels, speciality products and services to a broad range of commercial customers.

Shell Aviation provides fuel for approximately 7,000 aircraft every day at more than 800 airports in more than 35 countries. On average we refuel a plane every 12 seconds.

Shell Gas (LPG) provides liquefied petroleum gas and related services to retail, commercial and industrial customers for cooking, heating, lighting and transport.

Shell Commercial Fuels provides transport, industrial and heating fuels in 20 countries. Our wide range of products, from reliable main-grade fuels with standard quality to premium products, can offer tangible benefits. These include fuel economy, enhanced equipment performance, such as longer life and lower maintenance costs, and environmental benefits, such as reduced emissions.

reports.shell.com	Shell Annual Report and Form 20-F 2012	37
Business Review > Downstream

Shell Bitumen supplies on average 11,000 tonnes of products every day to 1,600 customers worldwide and invests in technology research and development to create innovative, award-winning new products.

Shell Sulphur Solutions has developed a dedicated sulphur business to manage the complete value chain of sulphur, from refining to marketing. The business provides sulphur for industries such as mining and textiles and also develops new products which incorporate sulphur, for example in road surfaces, fertilisers and concrete.

Our marine activities provide lubricants, fuels and related technical services to the shipping and boating industries. We supply more than 100 grades of lubricants and 20 different types of fuel for marine vessels powered by diesel, steam-turbine and gas-turbine engines. We serve more than 15,000 vessels worldwide, ranging from large ocean-going tankers to small fishing boats.

Alternative Energies

We investigate alternative energy technologies with a long-term aspiration to develop them into business opportunities. We were one of the first companies to invest in advanced biofuels. Our Raízen joint venture in Brazil produces sustainable ethanol from sugar, and manages a retail network. With an annual production capacity of more than 2 billion litres, it is one of the largest biofuel producers in the world. We also continue to research and explore the potential of hydrogen as an alternative energy source for the longer term.

Shell CO2 is responsible for coordinating and driving CO2 management activities across all our businesses.

CHEMICALS

Manufacturing

Our plants produce a range of base chemicals, including ethylene, propylene and aromatics, as well as intermediate chemicals, such as styrene monomer, propylene oxide, solvents, detergent alcohols, ethylene oxide and ethylene glycol. We have the capacity to produce nearly 6 mtpa of ethylene.

Marketing

We sell petrochemicals to about 1,000 major industrial customers worldwide, with the top 20 customers accounting for more than 40% of our revenue. Our Chemicals business is in the top 10 of chemicals enterprises in the world by revenue. Its products are used to make numerous everyday items, from clothing and cars, to bubble bath and bicycle helmets.

TRADING

Our trading activities include the optimisation of our oil value chain, including where necessary the sale or purchase of the excess or shortfall of oil products, as well as trading around the physical flow of hydrocarbons.

We trade in physical and financial contracts, lease storage and transportation capacities around the globe and manage shipping activities.

Downstream business activities with Iran, Sudan and Syria

IRAN

Shell transactions in Iran are disclosed in accordance with Section 13(r) of the US Securities Exchange Act of 1934. See

page 51.

SUDAN

Shell-controlled companies ceased all operational activities in Sudan in 2008. We have, however, continued soil remediation related to earlier operations in the country.

SYRIA

Shell-controlled companies are in compliance with all EU and US sanctions. Shell-controlled companies continue to supply limited quantities of polyols via a Netherlands-based distributor to private sector customers in Syria. Polyols are commonly used for the production of foam in mattresses and soft furnishings.

Downstream data tables

The tables below reflect Shell subsidiaries, the 50% Shell interest in Motiva in the USA and instances where Shell owns the crude or feedstock processed by a refinery. Other equity-accounted investments are only included where explicitly stated.

OIL PRODUCTS – COST OF CRUDE OIL PROCESSED OR CONSUMED [A]	$ PER BARREL

	2012	2011	2010
Total	106.82	104.71	77.22
[A]	Includes Upstream margin on crude oil supplied by Shell subsidiaries and equity-accounted investment exploration and production companies.

CRUDE DISTILLATION CAPACITY [A]	THOUSAND B/CALENDAR DAY [B]

	2012	2011	2010
Europe	1,243	1,243	1,501
Asia-Pacific	822	861	855
Americas	1,212	1,064	1,155
Other	83	83	83
Total	3,360	3,251	3,594
[A]	Average operating capacity for the year, excluding mothballed capacity.
[B]	Calendar day capacity is the maximum sustainable capacity adjusted for normal unit downtime.

ETHYLENE CAPACITY [A]	THOUSAND TONNES/YEAR

	2012	2011	2010
Europe	1,659	1,659	1,878
Asia-Pacific	1,556	1,556	1,565
Americas	2,212	2,212	2,212
Other	366	366	366
Total	5,793	5,793	6,021
[A]	Includes the Shell share of equity-accounted investments’ capacity entitlement (offtake rights), which may be different from nominal equity interest. Nominal capacity is quoted as at December 31.

38	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Downstream

OIL PRODUCTS – CRUDE OIL PROCESSED [A]	THOUSAND B/D

	2012	2011	2010
Europe	1,069	1,058	1,306
Asia-Pacific	704	731	729
Americas	1,024	985	1,007
Other	220	200	222
Total	3,017	2,974	3,264
[A]	Includes natural gas liquids, share of equity-accounted investments and processing for others.

REFINERY PROCESSING INTAKE [A]	THOUSAND B/D

	2012	2011	2010
Crude oil	2,620	2,652	2,932
Feedstocks	199	193	265
Total	2,819	2,845	3,197
Europe	970	1,041	1,314
Asia-Pacific	670	666	650
Americas	1,117	1,075	1,158
Other	62	63	75
Total	2,819	2,845	3,197
[A]	Includes crude oil, natural gas liquids and feedstocks processed in crude distillation units and in secondary conversion units.

REFINERY PROCESSING OUTTURN [A]	THOUSAND B/D

	2012	2011	2010
Gasolines	995	993	1,224
Kerosines	321	339	354
Gas/Diesel oils	996	977	1,074
Fuel oil	256	252	315
Other	452	385	442
Total	3,020	2,946	3,409
[A]	Excludes “own use” and products acquired for blending purposes.

CHEMICALS SALES VOLUMES [A]	THOUSAND TONNES

	2012	2011	2010
Europe
Base chemicals	3,771	4,006	4,507
First-line derivatives and others	2,626	2,689	2,795
Total	6,397	6,695	7,302
Asia-Pacific
Base chemicals	2,209	2,027	2,209
First-line derivatives and others	3,053	3,111	3,415
Total	5,262	5,138	5,624
Americas
Base chemicals	3,336	3,405	3,949
First-line derivatives and others	3,145	3,193	3,134
Total	6,481	6,598	7,083
Other
Base chemicals	379	229	461
First-line derivatives and others	150	171	183
Total	529	400	644
Total product sales
Base chemicals	9,695	9,667	11,126
First-line derivatives and others	8,974	9,164	9,527
Total	18,669	18,831	20,653
[A]	Excludes chemical feedstock trading and by-products.

OIL PRODUCT SALES VOLUMES [A]	THOUSAND B/D

	2012	2011	2010
Europe
Gasolines	450	467	505
Kerosines	234	261	299
Gas/Diesel oils	909	876	953
Fuel oil	180	227	205
Other products	184	192	227
Total	1,957	2,023	2,189
Asia-Pacific
Gasolines	319	315	308
Kerosines	176	164	172
Gas/Diesel oils	445	423	370
Fuel oil	304	273	301
Other products	227	220	224
Total	1,471	1,395	1,375
Americas
Gasolines	1,123	1,136	1,128
Kerosines	264	265	270
Gas/Diesel oils	528	461	523
Fuel oil	89	91	90
Other products	233	236	249
Total	2,237	2,189	2,260
Other
Gasolines	184	156	174
Kerosines	60	93	86
Gas/Diesel oils	230	236	253
Fuel oil	64	60	75
Other products	32	44	48
Total	570	589	636
Total product sales [B][C]
Gasolines	2,076	2,074	2,115
Kerosines	734	783	827
Gas/Diesel oils	2,112	1,996	2,099
Fuel oil	637	651	671
Other products	676	692	748
Total	6,235	6,196	6,460
[A]	Excludes deliveries to other companies under reciprocal sale and purchase arrangements, which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.
[B]	Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2012 was a reduction in oil product sales of approximately 856,000 b/d (2011: 925,000 b/d; 2010: 934,000 b/d).
[C]	Export sales as a percentage of total oil product sales volumes amounted to 27.9% in 2012 (2011: 26.0%; 2010: 24.1%).

reports.shell.com	Shell Annual Report and Form 20-F 2012	39
Business Review > Downstream

REFINERIES IN OPERATION (AT DECEMBER 31, 2012)

						Thousand barrels/calendar day, 100% capacity[B]
	Location		Asset class	Shell interest (%)	[A]	Crude distillation capacity	Thermal cracking/ visbreaking/ coking	Catalytic cracking	Hydro- cracking
Europe
Czech Republic	Kralupy	[C]		16		59	–	24	–
	Litvinov	[C]		16		101	14	–	30
Denmark	Fredericia		●	100		63	40	–	–
Germany	Harburg		●	100		108	14	15	–
	Miro	[C]		32		310	65	89	–
	Rheinland		■ ●	100		327	57	–	79
	Schwedt	[C]		38		220	47	50	–
The Netherlands	Pernis		■ ●	90		404	45	48	81
Norway	Mongstad	[C]	●	21		205	23	55	–
Asia-Pacific
Australia	Geelong		¿	100		118	–	38	–
Japan	Mizue (Toa)	[C]	●¿	18		60	23	38	–
	Yamaguchi	[C]	¿	13		110	–	25	–
	Yokkaichi	[C]	●¿	26		193	–	55	–
Malaysia	Port Dickson		¿	51		107	–	39	–
Pakistan	Karachi	[C]		30		43	–	–	–
Philippines	Tabangao			67		96	31	–	–
Singapore	Pulau Bukom		■ ●	100		462	63	34	55
Turkey	Batman	[C]		1		23	–	–	–
	Izmir	[C]		1		217	17	14	18
	Izmit	[C]		1		217	–	13	25
	Kirikale	[C]		1		106	–	–	16
Americas
Argentina	Buenos Aires		●¿	100		100	18	20	–
Canada
Alberta	Scotford		¿	100		92	–	–	62
Ontario	Sarnia		¿	100		71	5	19	9
USA
California	Martinez		●	100		145	42	65	37
Louisiana	Convent	[C]	¿	50		227	–	82	45
	Norco	[C]	■	50		229	25	107	34
Texas	Deer Park		■ ●	50		312	79	63	53
	Port Arthur	[C][D]	●	50		569	138	81	67
Washington	Puget Sound		●¿	100		137	23	52	–
Other
Saudi Arabia	Al Jubail	[C]	●¿	50		292	62	–	45
South Africa	Durban	[C]	¿	38		165	23	34	–
[A]	Shell interest rounded to nearest whole percentage point; Shell share of production capacity may differ.
[B]	Calendar day capacity is the maximum sustainable capacity adjusted for normal unit downtime.
[C]	Not operated by Shell.
[D]	Includes the refinery expansion, whose crude distillation unit was restarted in January 2013 and is in ramp up phase.

■	Integrated refinery and chemical complex.
●	Refinery complex with cogeneration capacity.
¿	Refinery complex with chemical unit(s).

40	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Downstream

MAJOR CHEMICAL PLANTS IN OPERATION [A] (AT DECEMBER 31, 2012)

			Thousand tonnes/year, Shell share capacity

	Location		Ethylene	Styrene monomer	Ethylene glycol	Higher olefins	[B]	Additional products
Europe
Germany	Rheinland		272	–	–	–		A
The Netherlands	Moerdijk		972	789	155	–		A, I
UK	Mossmorran	[C]	415	–	–	–		–
	Stanlow	[C]	–	–	–	330		I
Asia-Pacific
China	Nanhai	[C]	475	320	175	–		A, I, P
Japan	Yamaguchi	[C]	–	–	–	11		A, I
Singapore	Jurong Island	[D]	281	720	940	–		A, I, P, O
	Pulau Bukom		800	–	–	–		A, I
Americas
Canada	Scotford		–	450	450	–		A, I
USA	Deer Park		836	–	–	–		A, I
	Geismar		–	–	375	920		I
	Norco		1,376	–	–	–		A
Other
Saudi Arabia	Al Jubail	[C]	366	400	–	–		A, O
Total			5,793	2,679	2,095	1,261
[A]	Includes joint-venture plants, with the exception of the Infineum additives joint ventures.
[B]	Higher olefins are linear alpha and internal olefins (products range from C6-C2024).
[C]	Not operated by Shell.
[D]	Combination of 100% Shell-owned plants and joint ventures (Shell and non-Shell operated).

A	Aromatics, lower olefins.
I	Intermediates.
P	Polyethylene, polypropylene.
O	Other.

OTHER CHEMICAL LOCATIONS

	Location	Products
Europe
Germany	Harburg	I
	Karlsruhe	A
	Schwedt	A
The Netherlands	Pernis	A, I, O
Asia-Pacific
Australia	Geelong	A, I
Japan	Kawasaki	A, I
	Yokkaichi	A
Malaysia	Bintulu	I
	Port Dickson	A
Americas
Argentina	Buenos Aires	I
Canada	Sarnia	A, I
USA	Martinez	O
	Mobile	A
	Puget Sound	O
Other
South Africa	Durban	I
A	Aromatics, lower olefins.
I	Intermediates.
O	Other.

reports.shell.com	Shell Annual Report and Form 20-F 2012	41
Business Review > Corporate

CORPORATE

EARNINGS	$ MILLION

	2012	2011	2010
Net interest and investment expense	(1,001)	(624)	(309)
Foreign exchange gains/(losses)	169	(77)	42
Other – including taxation	623	787	358
Segment earnings	(209)	86	91

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

Headquarters and central functions provide business support in the areas of communications, finance, health, human resources, information technology, legal services, real estate and security. They also provide support for the shareholder-related activities of the Company. The central functions are supported by business service centres located around the world which process transactions, manage data and produce statutory returns, among other services. The majority of the headquarters and central-function costs are recovered from the business segments. Those costs that are not recovered are retained in Corporate.

Shell mainly self-insures its risk exposures. Shell insurance subsidiaries provide insurance coverage to Shell entities, generally up to $1.15 billion per event and usually limited to Shell’s percentage interest in the relevant entity. The type and extent of the coverage provided is equal to that which is otherwise commercially available in the third-party insurance market.

Earnings 2012-2010

Segment earnings for 2012 were a loss of $209 million, compared with a gain of $86 million in 2011 and a gain of $91 million in 2010.

Net interest and investment expense increased by $377 million between 2011 and 2012. Interest expense was significantly higher, mostly driven by the liquidity premium associated with our currency swaps, and an increase in Shell’s share of interest expense from equity-accounted investments. Further, the amount of interest capitalised on projects declined overall as major projects came on-stream, partly offset by the development of new projects. These effects were partly offset by higher interest income. In 2011, net interest and investment expense increased by $315 million compared with 2010. There was a substantial reduction in the amount of interest capitalised with projects coming on-stream, and Shell’s share of interest expense from equity-accounted investments was higher due to the debt portfolios of new investments. These effects were partly offset by an increase in interest income as a result of higher average levels of cash balances.

Foreign exchange gains of $169 million in 2012 were principally due to the favourable impact of exchange rates on non-functional currency loans and cash balances in operating units. In 2011, foreign exchange losses of $77 million were principally due to the adverse impact of exchange rates on these items.

Other earnings decreased by $164 million in 2012 compared with 2011, mainly because of increased costs partly offset by higher tax credits. The increase from 2010 to 2011 of $429 million was mainly due to increased tax credits and reduced costs.

42	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Liquidity and capital resources

LIQUIDITY AND CAPITAL RESOURCES

We manage our assets and liabilities with the aim that, across the business cycle, “cash in” (including cash from operations and divestments) at least equals “cash out” (including capital investment, interest and dividends), while maintaining a strong balance sheet.

A key measure of our capital structure management is the proportion of debt to equity. Across the business cycle we aim to manage gearing (net debt to net debt plus total equity) within the range of 0-30%. During 2012, gearing ranged from 8.1% to 13.1% (2011: 10.8% to 17.1%). See Note 15 to the “Consolidated Financial Statements”.

With respect to the objective of maintaining a strong balance sheet, our priorities for applying our cash are investing for organic and inorganic growth, servicing debt commitments, paying dividends and returning surplus cash to our shareholders.

Overview

The most significant factors affecting our operating cash flow are earnings and movements in working capital. The main drivers impacting our earnings include: realised prices for crude oil and natural gas; production levels of crude oil and natural gas; and refining and marketing margins.

Since the contribution of Upstream to earnings is larger than that of Downstream, changes affecting Upstream – particularly changes in realised crude oil and natural gas prices and production levels – have the largest impact on Shell’s operating cash flow. While Upstream benefits from higher realised crude oil and natural gas prices, the extent of such benefit (and the extent of an impact from a decline in these prices) depends on: the extent to which contractual arrangements are tied to market prices; the dynamics of production-sharing contracts; the existence of agreements with governments or national oil companies that have limited sensitivity to crude oil prices; tax impacts; and the extent to which changes in commodity prices flow through into operating costs. Changes in benchmark prices of crude oil and natural gas in any particular period therefore provide only a broad indicator of changes in Upstream earnings experienced in that period.

In Downstream, changes in any one of a range of factors derived from either within the industry or the broader economic environment can influence margins. The precise impact of any such changes depends on how the oil markets respond to them. The market response is affected by factors such as: whether the change affects all crude oil types or only a specific grade; regional and global crude-oil and refined-products inventories; and the collective speed of response of the industry refiners and product marketers in adjusting their operations. As a result, refinery and marketing margins fluctuate from region to region and from period to period. Downstream earnings are reported on a current cost of supplies basis, which excludes the effect of changes in the oil price on inventory carrying amounts. However, cash flow from operations is not affected by the reporting basis.

In the longer term, replacement of proved oil and gas reserves will affect our ability to maintain or increase production levels in Upstream, which in turn will affect our cash flow and earnings. We will need to take measures to maintain or increase production levels in future periods. These may include: developing new fields and mines; developing and applying new technologies and recovery processes to existing fields and mines; and making selective acquisitions. Our goal is to increase proved reserves and more than offset their decline due to production. However, proved reserves and production increases are subject to a variety of risks and other factors, including: crude oil and natural gas prices; the uncertainties of exploration; operational interruptions; geology; frontier conditions; availability of new technology and engineering capacity; availability and cost of skilled or specialist resources; project delays; cost overruns; and fiscal, regulatory and political changes.

We have a diverse portfolio of field-development projects and exploration opportunities. This diversity can help to reduce the impact of the political and technical risks in Upstream, including the impact on the cash flow generated by our operating activities.

It is our intention to continue to make selective acquisitions and divestments as part of active portfolio management that is in line with our strategy and influenced by market opportunities.

Statement of cash flows

Net cash from operating activities in 2012 was $46.1 billion, an increase from $36.8 billion in 2011. This increase mainly reflected a working capital decrease in 2012, compared with a working capital increase in 2011. In 2010, net cash from operating activities was $27.4 billion. The increase in 2011 compared with 2010 mainly reflected the increase in earnings.

Net cash used in investing activities was $28.4 billion in 2012, an increase from $20.4 billion in 2011. The increase was mainly the result of higher capital expenditure and investments in equity-accounted investments. In 2010, net cash used in investing activities was $22.0 billion. The decrease in 2011 compared with 2010 was mainly the result of higher proceeds from the sale of assets and lower capital expenditure, partly offset by lower proceeds from the sale of equity-accounted investments.

Net cash used in financing activities in 2012 was $10.6 billion (2011: $18.1 billion; 2010: $1.5 billion). This included payment of dividends of $7.4 billion (2011: $6.9 billion; 2010: $9.6 billion), interest paid of $1.4 billion (2011: $1.7 billion; 2010: $1.3 billion) and repurchases of shares of $1.5 billion (2011: $1.1 billion; 2010: $nil). Debt issued in 2012 was largely offset by debt repaid (2011: net repayments of debt of $7.1 billion; 2010: net new borrowings of $9.3 billion).

Cash and cash equivalents were $18.6 billion at December 31, 2012 (2011: $11.3 billion; 2010: $13.4 billion).

reports.shell.com	Shell Annual Report and Form 20-F 2012	43
Business Review > Liquidity and capital resources

CASH FLOW INFORMATION [A]	$ BILLION

	2012	2011	2010
Net cash from operating activities excluding working capital movements
Upstream	32.9	33.3	24.6
Downstream	8.0	8.7	8.1
Corporate	1.8	1.2	0.6
Total	42.7	43.2	33.3
Increase in inventories	(1.7)	(1.9)	(2.9)
(Increase)/decrease in accounts receivable	14.1	(10.1)	(11.9)
Increase/(decrease) in accounts payable and accrued liabilities	(9.0)	5.6	8.9
(Increase)/decrease in working capital	3.4	(6.4)	(5.9)
Net cash from operating activities	46.1	36.8	27.4
Net cash used in investing activities	(28.4)	(20.4)	(22.0)
Net cash used in financing activities	(10.6)	(18.1)	(1.5)
Currency translation differences relating to cash and cash equivalents	0.2	(0.4)	(0.2)
Increase/(decrease) in cash and cash equivalents	7.3	(2.1)	3.7
Cash and cash equivalents at the beginning of the year	11.3	13.4	9.7
Cash and cash equivalents at the end of the year	18.6	11.3	13.4
[A]	For the “Consolidated Statement of Cash Flows” see page 102.

Financial condition and liquidity

Our financial position is strong. In 2012, we generated a return on average capital employed (ROACE) of 12.7% (see page 45) and year-end gearing was 9.2% (2011: 13.1%). We returned $11.0 billion to our shareholders through dividends in 2012. Some of those dividends were paid out as 103.8 million shares issued to shareholders who had elected to receive new shares instead of cash. To partly offset the dilution created by the issuance of those shares, 43.7 million shares were repurchased and cancelled as part of our share buyback programme.

The size and scope of our businesses require a robust financial control framework and effective management of our various risk exposures. Financial turbulence in the eurozone and other international events continue to put significant stress on the business environment in which we operate. We are following closely the developments and the challenges that the eurozone and other markets face, and are taking all reasonable steps to ensure that we are well positioned to deal with unexpected events should they occur.

Our treasury and trading operations are highly centralised, and are effective in controlling credit exposures associated with managing our substantial cash, foreign exchange and commodity positions.

We diversify our cash investments across a range of financial instruments and counterparties to avoid concentrating risk in any one type of investment or country. We carefully monitor our investments and adjust them in light of new market information.

Exposure to failed financial and trading counterparties was minimal in 2012 (see Note 21 to the “Consolidated Financial Statements”).

Total employer contributions to our defined benefit pension plans in 2012 were $2.3 billion (2011: $2.3 billion) and are estimated to be $2.5 billion in 2013, reflecting current funding levels. See Notes 3 and 18 to the “Consolidated Financial Statements” for further information.

Cash and cash equivalents amounted to $18.6 billion at the end of 2012 (2011: $11.3 billion). Cash and cash equivalents are held in various currencies but primarily in dollars, euros and sterling. Total debt increased by $0.6 billion in 2012 to $37.8 billion at December 31, 2012. The total debt outstanding (excluding leases) at December 31, 2012, will mature as follows: 23% in 2013; 8% in 2014; 12% in 2015; 6% in 2016; and 51% in 2017 and beyond. The debt maturing in 2013 is expected to be repaid from a combination of cash balances and cash generated from operations.

We also maintain a $5.1 billion credit facility that was undrawn as at December 31, 2012.

We believe our current working capital is sufficient for present requirements. We satisfy our funding and working capital requirements from the cash generated by our businesses and through the issuance of external debt. Our external debt is principally financed from the international debt capital markets through central debt programmes consisting of:

▪	a $10 billion global commercial paper (CP) programme, exempt from registration under section 3 (a)(3) of the US Securities Act of 1933, with maturities not exceeding 270 days;
▪	a $10 billion CP programme, exempt from registration under section 4(2) of the US Securities Act of 1933, with maturities not exceeding 397 days;
▪	a $25 billion euro medium-term note (EMTN) programme; and
▪	an unlimited US universal shelf (US shelf) registration.

All CP, EMTN and US shelf issuances have been undertaken by Shell International Finance B.V., the issuance company for Shell, and are guaranteed by Royal Dutch Shell plc. Further disclosure on debt is included in Note 15 to the “Consolidated Financial Statements”. Certain joint-venture operations are financed separately.

In 2012, despite our strong cash position, we took advantage of favourable market conditions, including historically low interest rates, to pre-finance bond maturities in 2013 and issued $4.25 billion of long-term bonds under the US shelf registration. Periodically, for working capital purposes, we issued commercial paper (2011: we issued commercial paper, but no long-term bonds).

Our $5.1 billion committed credit facility, which is due to expire in 2015, and internally available liquidity provide back-up coverage for commercial paper. Aside from certain borrowings in local subsidiaries, we do not have any other committed credit facilities. We consider additional facilities to be neither necessary nor cost-effective for financing purposes, given our size, credit rating and cash-generative nature.

The maturity profile of our outstanding commercial paper is actively managed to ensure that the amount of commercial paper maturing within 30 days remains consistent with the level of supporting liquidity.

While our subsidiaries are subject to restrictions, such as foreign withholding taxes on the transfer of funds in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on our ability to meet our cash obligations.

The consolidated unaudited ratio of earnings to fixed charges of Shell for each of five years ending December 31, 2008-2012, is as follows:

RATIO OF EARNINGS TO FIXED CHARGES
	2012	2011	2010	2009	2008
Ratio of earnings to fixed charges	30.99	35.78	21.75	12.90	26.80

44	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Liquidity and capital resources

For the purposes of the above table, earnings consist of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of equity-accounted investments. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases). Refer to “Exhibit 7.1” regarding the calculation of the ratio of earnings to fixed charges.

CAPITALISATION TABLE	$ MILLION

	Dec 31, 2012	Dec 31, 2011
Equity attributable to Royal Dutch Shell plc shareholders	188,494	169,517
Current debt	7,833	6,712
Non-current debt	29,921	30,463
Total debt [A]	37,754	37,175
Total capitalisation	226,248	206,692
[A]	Of total debt, $33.4 billion (2011: $32.7 billion) was unsecured and $4.4 billion (2011: $4.5 billion) was secured. Further disclosure on debt, including the amount guaranteed by Royal Dutch Shell plc, is included in Note 15 to the “Consolidated Financial Statements”.

Dividends

Our policy is to grow the US dollar dividend through time in line with our view of Shell’s underlying earnings and cash flow. When setting the dividend, the Board of Directors looks at a range of factors, including the macro environment, the current balance sheet and future investment plans. We have announced an interim dividend in respect of the fourth quarter 2012 of $0.43 per share, a 2.4% increase compared with the US dollar dividend for the same quarter of 2011. Shareholders have a choice to receive dividends in cash or in shares via our Scrip Dividend Programme. The Board expects that the first quarter 2013 interim dividend will be $0.45 per share, an increase of 4.7% compared with the US dollar dividend for the same quarter of 2012.

Net capital investment

Our net capital investment was $29.8 billion in 2012 (2011: $23.5 billion; 2010: $23.7 billion). Of the total net capital investment, $25.3 billion (2011: $19.1 billion; 2010: $21.2 billion) related to Upstream; $4.3 billion (2011: $4.3 billion; 2010: $2.4 billion) to Downstream; and $0.2 billion (2011: $0.1 billion; 2010: $0.1 billion) to Corporate.

Our 2012 net capital investment comprised $36.8 billion of capital investment (2011: $31.1 billion; 2010: $30.6 billion) less $7.0 billion of divestment proceeds (2011: $7.5 billion; 2010: $6.9 billion)

See Note 4 to the “Consolidated Financial Statements” for further information.

Financial framework

We manage our businesses to deliver strong cash flows to fund investment and growth. Our management decisions are based on assumptions about future oil and gas prices.

Repurchases of shares

On May 22, 2012, the shareholders approved an authority, which will expire at the end of the 2013 AGM, for the Company to repurchase up to 632 million of its shares. In accordance with a similar authority granted at the 2011 AGM, a share buyback programme was commenced in that year to offset the dilution created by the issuance of shares under our Scrip Dividend Programme. All of the shares purchased under the buyback programme were cancelled. A resolution will be proposed at the 2013 AGM to renew authority for the Company to purchase its own share capital up to specified limits for another year. Shares are also purchased by the employee share ownership trusts (see page 58), in part through re-investment of dividends received, to meet delivery commitments under employee share plans. All share purchases are made in open-market transactions.

The following table provides information on repurchases of shares in 2012 and up to February 19, 2013. Purchases in euros and sterling are converted to dollars using the exchange rate at each transaction date.

ISSUER PURCHASES OF EQUITY SECURITIES

	A shares			B shares					A ADSs

Purchase period	Number repurchased for employee share plans	Weighted average price ($)	[A]	Number repurchased for employee share plans	Number repurchased for cancellation	[B]	Weighted average price ($)	[A]	Number repurchased for employee share plans	Weighted average price ($)	[A]
2012
January	–	–		–	–		–		768,737	73.15
March	844,295	36.32		–	1,325,366		35.29		187,410	73.91
April	–	–		–	6,854,706		34.83		–	–
May	–	–		–	8,146,667		32.44		–	–
June	720,984	32.79		2,265,336	11,956,000		33.91		438,085	64.86
July	–	–		–	2,446,231		35.27		519,100	68.18
August	–	–		–	–		–		1,211,128	69.84
September	681,524	35.43		–	–		–		168,090	70.85
October	–	–		–	2,493,369		35.28		–	–
November	–	–		–	8,132,813		34.52		–	–
December	732,278	32.91		2,290,370	2,332,831		35.07		181,367	65.81
Total 2012	2,979,081	34.42		4,555,706	43,687,983		34.19		3,473,917	69.75
2013
January	–	–		–	–		–		928,694	69.05
Total 2013 [C]	–	–		–	–		–		928,694	69.05
[A]	Average price paid per share includes stamp duty and brokers’ commission.
[B]	Under the share buyback programme.
[C]	As at February 19, 2013.

reports.shell.com	Shell Annual Report and Form 20-F 2012	45
Business Review > Liquidity and capital resources

Contractual obligations

The table below summarises Shell’s principal contractual obligations at December 31, 2012, by expected settlement period. The amounts presented have not been offset by any committed third-party revenue in relation to these obligations.

CONTRACTUAL OBLIGATIONS	$ BILLION

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	5 years and later	Total
Debt [A]	7.5	6.4	5.7	12.8	32.4
Finance leases [B]	0.7	1.2	1.2	4.4	7.5
Operating leases [C]	4.9	7.9	5.9	12.2	30.9
Purchase obligations [D]	176.0	92.2	39.4	160.1	467.7
Other long-term contractual liabilities [E]	–	0.9	0.5	0.2	1.6
Total	189.1	108.6	52.7	189.7	540.1
[A]	Contractual repayments excluding $4.2 billion of finance lease obligations. See Note 15 to the “Consolidated Financial Statements”.
[B]	Includes interest. See Note 15 to the “Consolidated Financial Statements”.
[C]	See Note 15 to the “Consolidated Financial Statements”.
[D]	Includes all significant items, including fixed or minimum quantities to be purchased; fixed, minimum or any agreement to purchase goods and services that is enforceable, legally binding and specifies variable price provisions; and the approximate timing of the purchase.
[E]	Includes all obligations included in “Trade and other payables” in “Non-current liabilities” on the Consolidated Balance Sheet that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 18 to the “Consolidated Financial Statements”) and obligations associated with decommissioning and restoration (see Note 19 to the “Consolidated Financial Statements”).

The table above excludes interest expense related to debt, which is estimated to be $1.1 billion payable in less than one year, $1.7 billion payable between one and three years, $1.5 billion payable between three and five years and $5.9 billion payable five years and later. For this purpose, we assume that interest rates with respect to variable interest rate debt remain constant and that there is no change in the aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table.

Guarantees and other off-balance sheet arrangements

Guarantees at December 31, 2012, were $3.3 billion (2011: $3.3 billion). This includes $2.2 billion (2011: $2.2 billion) of guarantees of debt of equity-accounted investments, for which the largest amount outstanding during 2012 was $2.2 billion (2011: $2.4 billion).

Return on average capital employed

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

CALCULATION OF RETURN ON AVERAGE CAPITAL EMPLOYED	$ MILLION

	2012	2011	2010
Income for the period	26,840	31,185	20,474
Interest expense after tax	938	770	577
Income before interest expense	27,778	31,955	21,051
Capital employed – opening	208,178	194,112	173,168
Capital employed – closing	227,681	208,178	194,112
Capital employed – average	217,930	201,145	183,640
ROACE	12.7%	15.9%	11.5%

In 2012, about 27% of our average capital employed was not generating any revenue, which reduced our ROACE by approximately 5%. These assets included projects being developed and exploration acreage.

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

For the years 2012, 2011 and 2010 the Trust recorded income before tax of £2,383 million, £2,175 million and £2,863 million respectively. In each period this reflected the amount of dividends received on the dividend access share.

At December 31, 2012, the Trust had total equity of £nil (2011: £nil; 2010: £nil), reflecting cash of £1,202,271 (2011: £997,987; 2010: £774,546) and unclaimed dividends of £1,202,271 (2011: £997,987; 2010: £774,546). The Trust only records a liability for an unclaimed dividend, and a corresponding amount of cash, to the extent that cheques expire, which is one year after their issuance, or to the extent that they are returned unpresented.

46	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Our people

OUR PEOPLE

Competitiveness and innovation

Our people are central to our aim of being the world’s most competitive and innovative energy company. We recruit, train and recompense them according to a people strategy based on three priorities: assuring sources of talent now and in the future; strengthening leadership and professionalism; and enhancing individual and organisational performance.

Over the course of 2012, Shell employed an average of 87,000 people in more than 70 countries. We had a strong external recruitment drive to execute our strategy and growth plans for the future, hiring approximately 1,200 graduates and 3,500 experienced professionals. The majority of our graduates and experienced professional hires came from technical disciplines.

EMPLOYEES BY GEOGRAPHICAL AREA (AVERAGE NUMBERS)	THOUSAND

	2012	2011	2010
The Netherlands	8	8	8
UK	6	7	7
Other	10	10	13
Europe	24	25	28
Asia, Oceania, Africa	31	33	34
USA	20	20	20
Other Americas	12	12	15
Total	87	90	97

Employee communication and involvement

Two-way dialogue between management and staff – directly and, where appropriate, via employee representative bodies – is important and embedded in our work practices. On a quarterly basis, we brief our staff about Shell’s operational and financial results through various channels, including electronic communications from the Chief Executive Officer, webcasts, publications and face-to-face gatherings.

The Shell People Survey is one of the principal tools used to measure employee engagement: the degree of affiliation and commitment to Shell. It provides insights into employees’ views, and has had a consistently high response rate. The average employee engagement score in 2012 was 77% favourable, a three-point increase from 2011.

We promote safe reporting of views about our processes and practices. Our global telephone helpline and website enable employees to report, confidentially and anonymously, breaches of the Shell General Business Principles and Code of Conduct.

Diversity and inclusion

We have a culture that embraces diversity and fosters inclusion. By embedding these principles in our operations, we have a better understanding of the needs of our varied customers, partners and stakeholders throughout the world and can benefit from a wider talent pool. We provide equal opportunity in recruitment, career development, promotion, training and reward for all employees, including those with disabilities. We make adjustments in job design and provide appropriate training where possible for any existing employee who becomes disabled.

We actively monitor representation of women and local nationals in senior leadership positions, and have talent-development processes to support us in delivering more diverse representation. At the end of 2012, the proportion of women in senior leadership positions was 16.2%, compared with 16.6% in 2011, because of a small increase in the number of senior leadership positions, while the number of women stayed the same. In 42% of the countries where Shell subsidiaries and equity-accounted investments are based, local nationals filled more than half of the senior leadership positions, compared with 34% of countries in 2011.

Employee share plans

Shell has a number of share plans designed to align employees’ interests with Shell’s performance through share ownership. For information on the share-based compensation plans for Executive Directors, see the “Directors’ Remuneration Report”.

PERFORMANCE SHARE PLAN

The Performance Share Plan (PSP) was introduced in 2005. Conditional awards of the Company’s shares are made under the terms of the PSP to some 15,000 employees each year. The extent to which the awards vest is determined over a three-year performance period. Half of the award is linked to the key performance indicators described on page 8, averaged over the period. For the PSP awards made prior to 2010, the other half of the award was linked to the relative total shareholder return over the period compared with four of our main competitors. For awards made in 2010 and onwards, the other half of the award is linked to a comparison with four of our main competitors over the period on the basis of four relative performance measures. All shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date. None of the awards results in beneficial ownership until the shares are delivered. Also refer to Note 22 to the “Consolidated Financial Statements”.

RESTRICTED SHARE PLAN

Under the Restricted Share Plan, awards are made on a highly selective basis to senior staff. Shares are awarded subject to a three-year retention period. All shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date.

GLOBAL EMPLOYEE SHARE PURCHASE PLAN

Employees in 50 countries may participate in the Global Employee Share Purchase Plan. This plan enables eligible employees to make contributions towards the purchase of the Company’s shares at a 15% discount to the market price either at the start or at the end of an annual cycle – whichever date offers the lower market price.

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

reports.shell.com	Shell Annual Report and Form 20-F 2012	47
Business Review > Environment and society

ENVIRONMENT AND SOCIETY

Our success in business depends on our ability to meet a range of environmental and social challenges. We must show we can operate safely and manage the effect our activities can have on neighbouring communities and society as a whole. If we fail to do this, we may incur liabilities or sanctions, lose opportunities to do business, our reputation as a company may be harmed, and our licence to operate may be impacted.

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

Detailed data and information on our 2012 environmental and social performance will be published in April 2013 in the Shell Sustainability Report.

Safety

Sustaining our licence to operate depends on maintaining the safety and reliability of our operations. We manage safety risk across our businesses through controls and compliance systems combined with a safety-focused culture. Our global standards and operating procedures define the controls and physical barriers we require to prevent incidents. For example, our offshore wells are designed with at least two independent barriers to mitigate the risk of an uncontrolled release of hydrocarbons. We regularly inspect, test and maintain these barriers to ensure they meet our standards.

We continue to strengthen the safety culture among our employees and contractors. We expect everyone working for us to intervene and stop work that may appear to be unsafe. In addition to our ongoing safety awareness programmes, we hold an annual global safety day to give workers time to reflect on how to prevent incidents. We expect everyone working for us to comply with our 12 mandatory Life-Saving Rules. If employees break these rules, they will face disciplinary action up to and including termination of employment. If contractors break the Life-Saving Rules, they can be removed from the worksite.

Climate change

Growth in energy demand means that all forms of energy will be needed over the longer term. With hydrocarbons forecast to provide the bulk of the energy needed over coming decades, policymakers are focusing on regulations that balance energy demand with environmental concerns. The management of emissions of carbon dioxide (CO2) will become increasingly important as concerns over climate change lead to tighter environmental regulation.

We already assess potential costs associated with CO2 emissions when evaluating projects. But in the years to come, governments may impose a price on CO2 emissions that all companies will have to incorporate in their investment plans, and may also require companies to apply technical measures to reduce their CO2 emissions. This could result in higher energy, product and project costs. Currently enacted, proposed and future legislation are also expected to increase the cost of doing business. Furthermore, in our own operations, we are working to understand the potential physical impact of climate change in the future on our facilities and new projects. Shell, together with other energy companies, has been subject to litigation regarding climate change. We believe these lawsuits are without merit and are not material to Shell.

As energy demand increases and easily accessible oil and gas resources decline, we are developing resources that require more energy and require advanced technology to produce. This growth includes expanding our conventional oil and gas businesses, our oil sands operations in Canada, our gas-to-liquids (GTL) business in Qatar, and our global liquefied natural gas (LNG) business. As our businesses grow and production becomes more energy intensive, we expect there will be an associated increase in the direct CO2 emissions from the Upstream facilities we operate.

We are seeking cost-effective ways to manage CO2 emissions and see potential business opportunities in developing such solutions. Our main contributions to reducing CO2 emissions are in four areas: supplying more natural gas; supplying more biofuels; progressing carbon capture and storage (CCS) technologies; and implementing energy efficiency measures in our operations.

Nearly one-third of the world’s CO2 emissions come from power generation. For most countries, using more gas in power generation instead of coal can make the largest contribution, at the lowest cost, to meeting their emission reduction objectives this decade. In combination with renewables and utilisation of CCS, natural gas is essential for significantly lower CO2 emissions beyond 2020. With Shell’s leading position in LNG and new technologies for recovering natural gas from tight rock formations, we can supply natural gas to replace coal in power generation.

We see biofuels as one of the most practical and commercially viable ways to reduce CO2 emissions from transport fuels in coming years. Our Raízen joint venture in Brazil produces low-carbon biofuel from sugar cane. We are also investing in research to help develop and commercialise advanced biofuels.

The International Energy Agency has stated that CCS could contribute approximately 19% of the CO2 mitigation effort required by 2050. To advance CCS technologies, Shell is involved in CCS projects including the Quest project in Canada, the Mongstad test centre in Norway, and the Gorgon CO2 injection project in Australia. In 2012, we also submitted a proposal for a project in the UK to store CO2 in a depleted gas reservoir in the North Sea. During this important demonstration phase, government support is essential, and initiatives such as the United Nations’ acceptance of CCS as an offsetting activity under the Clean Development Mechanism is a positive step in progressing such technologies.

We continue to focus on implementing energy efficiency measures in our operations. Shell has multibillion dollar programmes in place in an effort to improve the energy efficiency of our operations. These include our oil and gas production projects, oil refineries and chemical plants.

In addition, we work to help our customers conserve energy and reduce their CO2 emissions, including through the development and sale of advanced fuels and lubricants.

The flaring, or burning off, of gas in our Upstream business contributed to our overall greenhouse gas emissions in 2012. The majority of this flaring takes place at facilities where there is no infrastructure to capture the gas produced with oil, known as associated gas. Most of the continuous flaring takes place in Nigeria, where the security situation and lack of partner funding had previously slowed progress

48	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Environment and society

on projects to capture associated gas. However, the Shell Petroleum Development Company of Nigeria Ltd (SPDC) made progress in reducing flaring in 2012. Improved security in some areas of the Niger Delta and stable co-funding from our partners meant SPDC was able to continue its multi-year programme to install new gas-gathering facilities and repair existing facilities damaged during the militant crisis of 2006 to 2009. SPDC is working on projects to further reduce flaring. Progress will depend on continued partner support, the local security conditions and the development of an effective market for gas in Nigeria.

We expect gas flaring from our Majnoon operations in Iraq to rise in coming years as oil production increases while we evaluate with our partners the most effective way to capture the associated gas. In the south of Iraq we set up a joint venture to capture the associated gas currently being flared from non-operated fields in Basrah province.

Spills

Large spills of crude oil, oil products and chemicals associated with our operations can result in major clean-up costs as well as fines and other damages. They can also affect our licence to operate and harm our reputation. We have clear requirements and procedures designed to prevent spills, and multibillion dollar programmes are underway to maintain or improve our facilities and pipelines.

Shell business units are responsible for organising and executing oil spill responses in line with Shell guidelines as well as with national legislation. All our offshore installations have plans in place to respond to a spill. These plans detail response strategies and techniques, available equipment, and trained personnel and contacts. We are able to call upon significant resources such as containment booms, collection vessels and aircraft. We are also able to draw upon the contracted services of oil spill response organisations, if required. We conduct regular exercises to ensure these plans remain effective.

Shell is a founding member of the Marine Well Containment Company, a non-profit industry consortium to provide a containment response system for the Gulf of Mexico. In addition, Shell is operating the Subsea Well Response Project, an industry cooperative effort to enhance global well-containment capabilities.

Shell also maintains site-specific emergency response plans in the event of an onshore spill. Like the offshore response plans, these are designed to meet Shell guidelines as well as relevant legal and regulatory requirements. They also provide for initial assessment of incidents and the mobilisation of resources needed to manage them.

In 2012, the number of operational spills of more than 100 kilograms decreased to 204, down from 211 in 2011. As of the end of February 2013, there were three spills under investigation in Nigeria that may result in adjustments to the 2012 data. The number of operational spills of more than 100 kilograms for 2011 was updated to 211 from 207 to reflect completion of investigations into spills.

As previously noted, detailed data and information on our 2012 environmental and social performance will be published in April 2013 in the Shell Sustainability Report.

Although oil spills in Nigeria resulting from sabotage and theft of crude oil remain a significant challenge, there are instances where spills occur in our operations due to operational failures, accidents or corrosion. SPDC has been working to reduce operational spills that are under its control. It maintains a public website to track the response, investigation and clean-up of every spill from its facilities due to operational failure, sabotage or theft.

In 2011, the United Nations Environment Programme (UNEP) released a study of oil spills in Ogoniland, where SPDC operated until 1993. SPDC accepted the recommendations of the UNEP report, and has established an independent scientific advisory panel to review SPDC practices in the rehabilitation and remediation of oil spill sites in the Niger Delta. In July 2012, the Federal Government of Nigeria established the Hydrocarbon Pollution Restoration Project – an essential first step to implement the recommendations of the UNEP report. Since the release of the UNEP report, SPDC has undertaken a range of interim activities in Ogoniland where it was free to do so, including helping fund the provision of emergency water supplies and installing permanent water facilities in one affected area, launching a community health outreach programme across Ogoniland, and cleaning up a number of sites where SPDC was granted access. The response to the UNEP report will require a joint effort by all stakeholders, and SPDC intends to play its full part.

Hydraulic fracturing

Over the last decade, we have expanded our onshore oil and gas portfolio using advances in technology to access previously uneconomic tight oil and gas resources, including those locked in shale formations.

One of the key technologies applied in tight-oil and tight-gas fields is known as hydraulic fracturing, a technique that has been used since the 1950s. It involves pumping a mixture of water, sand and chemical additives at very high pressure into a rock formation, creating tiny fissures through which oil and gas can flow. To protect and isolate potable groundwater from hydraulic-fracturing fluids in the wellbore, we line our tight-oil and tight-gas wells with steel casing and cement. All of our oil and gas wells are expected to have two or more subsurface barriers to protect groundwater. We monitor a wellbore’s integrity during and, in many cases, after hydraulic fracturing. When we acquire assets, we evaluate the assets’ wells for conformity with our safety and operating principles, and put in place a plan with a timeline for rectifying any inconsistencies.

We recycle or reuse as much water as we believe is reasonably practical. We store, treat or dispose of water in accordance with regulatory requirements.

To the extent allowed by our suppliers, Shell makes the material safety data sheet information available for locations where wells are being hydraulically fractured. Shell supports regulation to require suppliers to release such information. The chemicals used in hydraulic fracturing will vary from well to well and from contractor to contractor, but some can be toxic. For that reason, we have stringent procedures for handling hydraulic-fracturing chemicals in accordance with the design and assurance processes described above. The formations into which these additives may be injected are typically more than a thousand metres below freshwater aquifers. Our procedures require that potable groundwater must be isolated from well completion and production activities. Moreover, we only use air, water or a water-based liquid while drilling through the potable groundwater aquifer to a depth considerably below the aquifer. The casing and cement are then put in place before drilling is resumed and hydraulic fracturing is initiated.

In June 2012, methane was detected in a well and a stream in Tioga County, Pennsylvania, USA. Shell plugged the well, halting the release of methane to the surface. Our investigation determined that a well abandoned in the 1930s was the likely conduit for the methane gas

reports.shell.com	Shell Annual Report and Form 20-F 2012	49
Business Review > Environment and society

and water that reached the surface. We are taking additional precautionary measures to reduce the risk of abandoned wells potentially being a conduit for methane to reach water sources.

There have been reports linking hydraulic fracturing to earth tremors. Most seismic events occur naturally due to motion along faults under stress in the earth’s crust. Some areas are more seismically active than others. While more than 1.1 million wells in the USA have been hydraulically fractured, there have been relatively few reported cases of seismicity detected at the surface near the time and vicinity of such operations. Shell analyses publicly available seismic, geologic and geophysical data to determine historical seismicity in areas where we plan to operate, and if seismic activity beyond historic levels is detected, we will investigate and review our operations.

Some jurisdictions are considering more stringent permitting, well construction or other regulations relating to fracturing, as well as local bans and other land use restrictions. Such regulations could subject our operations to delays, increased costs or prohibitions.

Oil sands

We are developing mineable oil sands resources in Alberta, Canada. We use hot water to remove bitumen, which is a heavy oil. Tailings are the residual by-products that remain after the bitumen is separated from the mined oil sands ore. They are composed of some residual bitumen, water, sand, silt, heavy metals, and clay particles. Tailings are stored in an above-ground tailings pond or in mined-out pits. Tailings contain naturally occurring chemicals that are toxic; we monitor them continuously, assess their potential environmental impact, and take measures to protect wildlife and to prevent contamination of surface water and groundwater. The tailings management areas at the Athabasca Oil Sands Project’s Muskeg River and Jackpine mines cover an area of 24 square kilometres.

The land that is mined must be reclaimed – for example, through revegetation or reforestation – to a capability equivalent to that which existed prior to development, as required by the Alberta government. When dried, tailings are blended and treated to produce material suitable for use in land reclamation. We continue to work with the Energy Resources Conservation Board of Alberta to ensure we meet the requirements of Directive 074, a regulation which was introduced in 2009 to reduce the amount of liquid tailings, thereby speeding up land reclamation.

We also continue to work on tailings technology and collaborate with research institutions and other operators to advance solutions and ultimately accelerate the pace of land reclamation.

In late 2010, we found water at the bottom of a section of a pit at the Muskeg River Mine. The water was confirmed to be saline and to originate from an aquifer below the mine pit. We continue to work closely with the local authorities and industry experts to develop a permanent solution. Meanwhile, the water is contained within a segregated area in the pit.

Exploration in Alaska

In 2012, Shell started a multi-year drilling programme in the Beaufort and Chukchi seas off the coast of Alaska. We previously operated for almost 50 years in Alaska, including in both these seas, until 1998. We are therefore familiar with these shallow waters and the hydrocarbon reservoirs beneath them, which are of relatively low pressure. Our preparations to explore for oil in 2012 followed a number of years of work to lay the foundations for the responsible development of the area’s potential resources. We have worked closely with regulators, local communities and other organisations to develop what we believe are appropriate safeguards.

To prepare for drilling off the coast of Alaska, we have developed a thorough oil spill response capability that includes capping and containment equipment, and oil spill response vessels.

In 2012, we completed our top-hole drilling operations off the North Slope. This was conducted safely, in accordance with permits and regulatory standards. This work has prepared the ground for continued drilling. However, there were challenges. For example, during the first full-scale deployment test of our containment dome, the dome was damaged. We have since put in place a comprehensive plan to repair and modify the dome. We also experienced challenges in moving our rigs to and from the area of operations.

In October 2012, the Arctic Challenger, a purpose-built oil spill containment vessel, received U.S. Coast Guard certification and classification from the American Bureau of Shipping, which was too late for the 2012 drilling season. At the end of February 2013, the final inspection by the U.S. Department of the Interior (Bureau of Safety and Environmental Enforcement) was pending.

After successfully completing its role in supporting our 2012 Alaska exploration programme, Shell’s Alaska drilling unit Kulluk encountered a series of challenges posed by severe weather and mechanical issues with its tow ship while on its way to Washington State for maintenance. These incidents caused the Kulluk to run aground off the southern coast of Alaska, before being successfully moored off the coast of Kodiak Island. This occurred after completion of our exploration programme and did not involve drilling operations. We are cooperating with the U.S. Coast Guard investigation and are carrying out a detailed assessment of the vessel.

We have decided to pause our exploration drilling activity for 2013 in Alaska’s Beaufort and Chukchi seas to prepare equipment and plans for a resumption of activity at a later stage. Our exploration in Alaska is a long-term programme that we intend to pursue in a safe and measured way.

Water

Global demand for fresh water is growing while access to fresh water is becoming more constrained in some parts of the world. It is estimated that, by 2025, two-thirds of the world’s population will live in areas where the demand for fresh water exceeds the available amount or where the water’s poor quality restricts its use.

As world energy demand rises, the energy industry is becoming one of the larger industrial consumers of fresh water globally. Shell’s water footprint may expand in the future with the development of unconventional resources, such as shale oil and gas, oil sands, and our biofuel business. A combination of increasing demand for water resources, growing stakeholder expectations and concerns, and water-related legislation may drive actions that affect our ability to secure access to fresh water and to discharge water from our operations.

At our oil sands operations in Canada we use far less than our water allocation from the Athabasca River, and we minimise the amount withdrawn during the winter months, when the flow rate is low. We also reduce the amount of fresh water needed in operations by recycling water from the tailings ponds. About 80% of the water we use is recycled, and we are investigating new ways to further reduce fresh water intake.

50	Shell Annual Report and Form 20-F 2012	reports.shell.com
Business Review > Environment and society

Our Pearl GTL plant in Qatar does not take fresh water from its arid surroundings and water produced in the GTL manufacturing process is recycled in the operation.

Biofuels

The international market for biofuels is growing, driven largely by the introduction of new energy policies in Europe and the USA that call for more renewable, lower-carbon fuels for transport. Shell predicts that biofuels will increase from 3% of the global transport fuel mix today to more than 10% by 2050. Sustainable biofuels are expected to play an increasingly important role in helping to meet our customers’ fuel needs and reduce CO2 emissions.

Sustainability challenges exist with today’s biofuels. These include: CO2 emissions that vary according to the raw materials, production and distribution processes used; competition with food crops for available land; and labour rights.

We are one of the world’s largest biofuels distributors. We include our own long-established sustainability clauses in our supply contracts and where possible, we source biofuels that have been certified against internationally recognised sustainability standards. These clauses are designed to prevent the sourcing of biofuels from suppliers that may not abide by human rights guidelines, or that may have cleared land rich in biodiversity.

We are also developing our own capabilities to produce sustainable biofuel components. The Raízen joint venture produces approximately 2 billion litres annually of ethanol from sugar cane in Brazil – the most sustainable and cost-competitive of today’s biofuels. This ethanol can reduce CO2 emissions by around 70% compared with gasoline, from cultivation of the sugar cane to using the ethanol as fuel.

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

Environmental costs

We are subject to a variety of environmental laws, regulations and reporting requirements in the countries where we operate. Infringing any of these laws, regulations and requirements could result in significant costs, including clean-up costs, fines, sanctions, and third-party claims, as well as harm our ability to do business and our reputation.

Our ongoing operating expenses include the costs of avoiding unauthorised discharges into the air and water, and the safe disposal and handling of waste.

We place a premium on developing effective technologies that are also safe for the environment. However, when operating at the forefront of technology, there is always the possibility that a new technology brings with it environmental impacts that have not been assessed, foreseen or determined to be harmful, when originally implemented. While we believe we take all reasonable precautions to limit these risks, we are subject to additional remedial environmental and litigation costs as a result of our operations’ unknown and unforeseeable impacts on the environment. Although these costs have so far not been material to Shell, no assurance can be made that this will always be the case.

In this regard, as oil and gas fields age, it is possible in certain circumstances for seismic activity to increase based on the unique geology of individual fields. For example, after more than 60 years of developing the Groningen gas field in the Netherlands, seismic activity has recently increased leading to measurable earth tremors. Our Dutch joint venture is currently reviewing its operations, in consultation with Dutch authorities.

Neighbouring communities

Gaining the trust of local communities is essential to the success of our projects and operations. We have global requirements for social performance – how we perform in our relationship with communities. The requirements set clear rules and expectations for how we engage with and respect communities that may be impacted by our operations. For all major installations and new projects we appoint a person who is responsible for assessing social impacts and finding ways to mitigate them. In addition, we have specific requirements for minimising our impact on indigenous peoples’ traditional lifestyles, and on handling involuntary resettlement and grievance issues.

reports.shell.com	Shell Annual Report and Form 20-F 2012	51
Business Review > Section 13(r) of the US Securities Exchange Act of 1934 disclosure

SECTION 13(r) OF THE

US SECURITIES EXCHANGE ACT OF 1934 DISCLOSURE

In accordance with our General Business Principles and Code of Conduct, Shell seeks to comply with all applicable international trade laws including applicable sanctions and embargoes.

The activities listed below have been conducted outside the US by non-US Shell subsidiaries. For the disclosure below, amounts have been converted into US dollars at the average or spot exchange rate, as appropriate. We do not believe that any of the transactions or activities listed below violated US sanctions.

In 2010, we ceased all of our Upstream commercial activities and suspended new business development in Iran, as a direct consequence of the international sanctions imposed on the country.

We recently began the process to close our small representative office in Iran and terminate all its activities. During 2012, local payments made in connection with this office were transacted through Bank Tejarat, and subsequently through Bank Karafarin. All payments were made in local currency.

In 2012, in connection with staff employed at this office, as well as Iranian expatriates, we paid $635,486 in social security and other payroll taxes to the Iranian government. We also paid $167,071 in rental taxes, as well as $573,338 in corporate and withholding taxes, the majority of which relates to prior years’ commercial activities. In addition, we paid $14,378 for electricity, gas, telecommunications and water to the following suppliers: Mobile Telecommunication Company of Iran, Tehran Electrical Distribution Company, Tehran Province Gas Company, Tehran Province Water and Wastewater, and Telecommunication Company of Tehran. None of the above activities generated gross revenue or net profit during 2012.

Some of the suppliers to our local representative office, which themselves are not blocked pursuant to US Executive Order Nos. 13224 or 13382, have used banks that are blocked pursuant to those US Executive Orders. In 2012, some payments to the accounts of these suppliers, and to the accounts of our local employees, were made through Bank Eghtesad Novin, Bank Karafarin, Bank Mellat, Bank Melli, Bank Pasargad, Bank Refah, Bank Saderat, Bank Saman,

Bank Sarmayeh, Bank Sepah and Bank Tejarat. We no longer make payments to accounts held at these banks, with the exception of Bank Karafarin where we maintain an account for local transactions. None of these activities generated gross revenue or net profit in 2012.

However, in 2012, our balance of $6.5 million in the banks discussed above, used to fund local activities, generated non-taxable interest income of $1.4 million.

In Downstream, through Shell’s trading activities, we purchased crude oil, condensate and fuel oil from Iran for trading purposes, and for petrochemical and refining operations. In 2012, our crude oil purchases from Iran generated a gross revenue of $481 million and a net loss of $6 million; our condensate and fuel oil purchases from Iran generated a gross revenue of $631 million and a net profit of $4 million. None of these purchases has been paid for, and all contracts were terminated and activities ceased before June 28, 2012.

In Downstream, through Shell’s retail credit cards activities, we provided retail services to the following Iranian diplomatic missions: Botschaft der Islamischen Republik Iran and Permanent Mission of the Islamic Republic of Iran, in Austria; Délégation permanente de la République islamique d’Iran auprès de l’UNESCO, in France; Consulate General of the Islamic Republic of Iran, in Hong Kong, China; Iráni Nagykövetség, in Hungary; Embassy of the Islamic Republic of Iran, in the Netherlands; and Mission Permanente d’Iran, in Switzerland. In 2012, these activities generated a gross revenue of $97,829 and a net profit of $2,354. We are in the process of either terminating these contractual agreements or transferring them to third parties as part of larger agreements. Through Shell’s retail credit cards activities, we also provided retail services in Switzerland to Naftiran Intertrade Co. (NICO) Sàrl. In 2012, this activity generated a gross revenue of $10,353 and a net profit of $286. This contract was terminated in February 2013.

In Downstream, through Shell’s marine activities, we provided in 2012 oil analysis relating to lubricants used in machinery and equipment on ships to a non-sanctioned third party for the Iranian vessel “Souvenir”. This service did not generate any gross revenue. We have informed the third party that we will no longer provide any services for vessels that are subject to US sanctions.

Currently, we have approximately $2,336 million payable to, and $11 million receivable from, National Iranian Oil Company. We are unable to settle the payable position as a result of applicable sanctions.

52	Shell Annual Report and Form 20-F 2012	reports.shell.com
The Board of Royal Dutch Shell plc

THE BOARD OF ROYAL DUTCH SHELL PLC

Jorma Ollila

CHAIRMAN

Born August 15, 1950. A Finnish national, appointed Chairman of the Company with effect from June 2006. He started his career at Citibank in London and Helsinki, before moving in 1985 to Nokia, where he became Vice President of International Operations.

In 1986, he was appointed Senior Vice President Finance and between 1990 and 1992 he served as President of Nokia Mobile Phones. Between 1992 and 1999 he was President and Chief Executive Officer of Nokia, and from 1999 to 2006 he was Chairman and Chief Executive Officer. He remained Chairman from 2006 until May 2012.

Chairman of the Nomination and Succession Committee

Hans Wijers

DEPUTY CHAIRMAN AND SENIOR INDEPENDENT DIRECTOR

Born January 11, 1951. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2009. Until April 2012 he was Chief Executive Officer and Chairman of the Board of Management of Akzo Nobel N.V., a position he had held since 2003.

He obtained a PhD in economics from Erasmus University Rotterdam while teaching there. Later, he became Managing Partner of The Boston Consulting Group. He served as Dutch Minister for Economic Affairs from 1994 to 1998, after which he returned to The Boston Consulting Group as Senior Partner until his appointment as a Board member of Akzo Nobel N.V. in 2002. He is Chairman of the Supervisory Board of AFC Ajax N.V., a member of the Supervisory Board of Heineken N.V., and a trustee of various charities. In January 2013, he was appointed a Non-executive Director of GlaxoSmithKline plc with effect from April 1, 2013.

Chairman of the Remuneration Committee and Member of the Nomination and Succession Committee

Peter Voser

CHIEF EXECUTIVE OFFICER

Born August 29, 1958. A Swiss national, appointed Chief Executive Officer of the Company with effect from July 2009. He first joined Shell in 1982 and held a variety of finance and business roles in Switzerland, the UK, Argentina and Chile, including Chief Financial Officer of Oil Products. In 2002, he joined the Asea Brown Boveri (ABB) Group of Companies as Chief Financial Officer and a member of the ABB Group Executive Committee.

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

He was appointed Head of Group Investor Relations in 2001 and Chief Financial Officer for Exploration & Production in 2004.

Josef Ackermann

NON-EXECUTIVE DIRECTOR

Born February 7, 1948. A Swiss national, appointed a Non-executive Director of the Company in May 2008. He is Chairman of the Board of Directors of Zurich Insurance Group Limited and of Zurich Insurance Company Limited, positions he has held since March 2012.

He started his professional career in 1977 at Schweizerische Kreditanstalt (SKA), where he held a variety of positions in corporate banking, foreign exchange/money markets, treasury and investment banking. In 1990, he was appointed to SKA’s Executive Board, on which he served as President between 1993 and 1996. He joined Deutsche Bank’s Management Board in 1996 with responsibility for the investment banking division and, from 2006 and 2002 respectively until May 2012, he was Chairman of the Management Board and of the Group Executive Committee of Deutsche Bank AG. He is a member of the Supervisory Board of Siemens AG, the Board of Directors of Investor AB and a number of advisory boards. He also has various roles in several foundations and academic institutions.

Member of the Nomination and Succession Committee and the Remuneration Committee

reports.shell.com	Shell Annual Report and Form 20-F 2012	53
The Board of Royal Dutch Shell plc

Guy Elliott

NON-EXECUTIVE DIRECTOR

Born December 26, 1955. A British national, appointed a Non-executive Director of the Company with effect from September 2010. He is Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited, positions he has held since 2002.

Following a period in investment banking, he joined the Rio Tinto Group in 1980 after gaining an MBA at INSEAD. He has held a variety of marketing, strategy and general management positions, including Head of Business Evaluation and President of Rio Tinto Brasil. He was a Non-executive Director and the Senior Independent Director of Cadbury plc from 2007 and 2008 respectively until March 2010. While on the Cadbury Board, he served as Chairman of the Audit Committee until April 2009. He has been a member of the UK Takeover Panel since 2012.

Chairman of the Audit Committee

Charles O. Holliday

NON-EXECUTIVE DIRECTOR

Born March 9, 1948. A US national, appointed a Non-executive Director of the Company with effect from September 2010. He served as Chief Executive Officer of DuPont from 1998 to January 2009, and as Chairman from 1999 to December 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year, Tokyo-based posting as President of DuPont Asia/Pacific, before becoming Chairman and Chief Executive Officer.

He previously served as Chairman of the World Business Council for Sustainable Development, Chairman of The Business Council, Chairman of Catalyst, Chairman of the Society of Chemical Industry – American Section, and is a founding member of the International Business Council. He is Chairman of the Board of Directors of Bank of America Corporation and a Director of Deere & Company.

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

He is Chairman of Vodafone Group plc, a member of the Supervisory Board of Daimler AG, and a Director of Dell Inc.

Member of the Audit Committee

Christine Morin-Postel

NON-EXECUTIVE DIRECTOR

Born October 6, 1946. A French national, appointed a Non-executive Director of the Company in October 2004. She was a member of the Supervisory Board of Royal Dutch Petroleum Company (Royal Dutch) from July 2004 and was a Board member of Royal Dutch until December 2005.

Previously, she was Chief Executive of Société Générale de Belgique, Executive Vice-President and a member of the Executive Committee of Suez S.A., Chairman and Chief Executive Officer of Crédisuez S.A. and a Non-executive Director of Pilkington plc, Alcan Inc. and EXOR S.p.A. She is a Non-executive Director of British American Tobacco plc.

Member of the Audit Committee

Sir Nigel Sheinwald GCMG

NON-EXECUTIVE DIRECTOR

Born June 26, 1953. A British national, appointed a Non-executive Director of the Company with effect from July 2012. He was a senior British diplomat who served as British Ambassador to the USA from 2007 to 2012. He joined the Diplomatic Service in 1976 and served in Brussels (twice), Washington and Moscow and in a wide range of policy roles in London. He served as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. Prior to his appointment as British Ambassador to the USA, he served as Foreign Policy and Defence Adviser to the Prime Minister and Head of the Cabinet Office Defence and Overseas Secretariat. He retired from the Diplomatic Service in March 2012. He is a Senior Adviser to the Universal Music Group and Visiting Professor at King’s College, London.

Member of the Corporate and Social Responsibility Committee

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

From 1981 to 1987, she was an Associate Minority Counsel and Minority Counsel to the Energy and Commerce Committee of the U.S. House of Representatives. She chaired the Electricity Advisory Committee to the U.S. Department of Energy from 2008 to 2009, and was a member of the Board of Directors of Schlumberger Limited from 1993 to 2010. She is a member of the Board of Directors of Raytheon Company.

Member of the Audit Committee

54	Shell Annual Report and Form 20-F 2012	reports.shell.com
The Board of Royal Dutch Shell plc

Jeroen van der Veer

NON-EXECUTIVE DIRECTOR

Born October 27, 1947. A Dutch national, appointed a Non-executive Director of the Company with effect from July 2009. Previously, he was Chief Executive from October 2004. He was appointed President of Royal Dutch Petroleum Company in 2000, having been a Managing Director since 1997. He was a Director of Shell Canada Limited from 2003 until 2005.

He was Vice-Chairman and Senior Independent Director of Unilever (which includes Unilever N.V. and Unilever plc) until May 2011 and is Chairman of the Supervisory Boards of Koninklijke Philips Electronics N.V. and of ING Group. He also has various roles in several foundations and charities.

Member of the Corporate and Social Responsibility Committee

Gerrit Zalm

NON-EXECUTIVE DIRECTOR

Born May 6, 1952. A Dutch national, appointed a Non-executive Director of the Company with effect from January 1, 2013. He is Chairman of the Board of Management of ABN AMRO Bank N.V., a position he has held since February 2009. Before joining ABN AMRO, he was the Minister of Finance of the Netherlands from 1994 until 2002, Chairman of the VVD Liberal Party in the Lower House (2002) and Minister of Finance from 2003 until 2007. During 2007 until 2009 he was an adviser to PricewaterhouseCoopers (2007), Chairman of the trustees of the International Accounting Standards Board (2007-2010), an adviser to Permira (private equity fund) (2007-2008) and Chief Financial Officer of DSB Bank (2008). Prior to 1994, he was head of the Netherlands Bureau for Economic Policy Analysis, a professor at Vrije Universiteit Amsterdam and held various positions at the Ministry of Finance and at the Ministry of Economic Affairs. He studied General Economics at Vrije Universiteit Amsterdam and received an Honorary Doctorate in Economics from this university.

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

reports.shell.com	Shell Annual Report and Form 20-F 2012	55
Senior Management

SENIOR MANAGEMENT

The Senior Management of the Company comprises the Executive Directors and those listed below. All are members of the Executive Committee (see page 80).

Ben van Beurden

DOWNSTREAM DIRECTOR

Born April 23, 1958. A Dutch national, appointed Downstream Director with effect from January 1, 2013. Previously he was Executive Vice President Chemicals, and has held various engineering, plant management and operations and commercial roles in the Netherlands, Africa, Malaysia, the UK and the USA.

Matthias Bichsel

PROJECTS & TECHNOLOGY DIRECTOR

Born July 24, 1954. A Swiss national, appointed Projects & Technology Director with effect from July 1, 2009. Previously, he was Executive Vice President Development and Technology, being responsible for delivering reserves and production from new upstream projects, as well as providing technology applications and research via Shell’s Upstream technology organisation.

Andrew Brown

UPSTREAM INTERNATIONAL DIRECTOR

Born January 29, 1962. A British national, appointed Upstream International Director with effect from April 1, 2012. Previously he was Executive Vice President for Shell’s activities in Qatar and a member of the Upstream International Leadership Team. He was awarded the Order of the British Empire in 2012 for his services to British-Qatari business relations.

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

56	Shell Annual Report and Form 20-F 2012	reports.shell.com
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

Business Review

The information that fulfils the requirements of the Business Review can be found in the “Chairman’s message” on page 5, the “Chief Executive Officer’s review” on pages 6-7 and also in the “Business Review” on pages 8-51, all of which are incorporated in this Report of the Directors by way of reference. This Report of the Directors also serves as the Management Report for the purpose of Disclosure and Transparency Rule 4.1.8R. Throughout this Report of the Directors, the Board aims to present a balanced and understandable assessment of the Company’s position and prospects in its reporting to shareholders and other interested parties.

Research and development

Shell carries out its research and development programmes in a worldwide network of technology centres complemented by external partnerships. The main technology centres are in the Netherlands and the USA, with other centres in Canada, China, Germany, India, Norway, Oman, Qatar and the UK. Further details of Shell’s research and development, including expenditure, can be found on pages 18-19 of the “Business Review” as well as in the “Consolidated Statement of Income”.

Recent developments and post-balance sheet events

Recent developments and post-balance sheet events are given in Note 28 to the “Consolidated Financial Statements”.

Financial statements and dividends

The “Consolidated Statement of Income” and “Consolidated Balance Sheet” are available on pages 99 and 100 respectively.

The table below sets out the dividends on each class of share and each class of American Depositary Share (ADS [A]). The Company announces its dividends in US dollars and, at a later date, announces the euro and sterling equivalent amounts using a market exchange rate.

[A]	ADSs are listed on the New York Stock Exchange under the symbols RDS.A and RDS.B. Each ADS represents two shares – two A shares in the case of RDS.A or two B shares in the case of RDS.B.

Dividends on A shares are paid by default in euros, although holders are able to elect to receive dividends in sterling. Dividends on B shares are paid by default in sterling, although holders are able to elect to receive dividends in euros. Dividends on ADSs are paid in US dollars.

In September 2010, the Company introduced a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends, if approved by the Board. Only new A shares are issued under the programme, including to shareholders who hold B shares. Full details of the programme can be found at www.shell.com/dividend.

The Directors have announced a fourth quarter interim dividend as set out in the table below, payable on March 28, 2013, to shareholders on the Register of Members at close of business on February 15, 2013. The closing date for scrip election and dividend currency election was March 1, 2013 [B]. The euro and sterling equivalents announcement date was March 8, 2013.

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

DIVIDENDS	2012

	A shares					B shares	[A]	A ADSs	B ADSs

	$	€	pence	$	pence	€		$	$
Q1	0.43	0.3468	27.92	0.43	27.92	0.3468		0.86	0.86
Q2	0.43	0.3421	27.08	0.43	27.08	0.3421		0.86	0.86
Q3	0.43	0.3333	26.86	0.43	26.86	0.3333		0.86	0.86
Q4	0.43	0.3314	28.79	0.43	28.79	0.3314		0.86	0.86
Total announced in respect of the year	1.72	1.3536	110.65	1.72	110.65	1.3536		3.44	3.44
Amount paid during the year		1.3424	108.60		108.60	1.3424		3.42	3.42
[A]	It is expected that holders of B shares will receive dividends through the dividend access mechanism applicable to such shares. The dividend access mechanism is described more fully on pages 85-86.

reports.shell.com	Shell Annual Report and Form 20-F 2012	57
Report of the Directors

Shell’s operations there is no specific company-wide creditor payment policy. Relationships with suppliers are governed by Shell’s commitment to long-term relations, based on trust and mutually beneficial arrangements. Shell U.K. Limited, Shell’s most significant UK operating company, had approximately 22 days’ purchases outstanding at December 31, 2012 (2011: 30 days), based on the average daily amount invoiced by suppliers during the year. Shell U.K. Limited has adopted the Prompt Payment Code, a copy of which is available from the Company Secretary.

Directors’ responsibilities in respect of the preparation of the annual report and accounts

The Directors are responsible for preparing the Annual Report including the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Consolidated and Parent Company Financial Statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). In preparing these financial statements, the Directors have also elected to comply with IFRS as issued by the International Accounting Standards Board (IASB). Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of Shell and the Company and of the profit or loss of Shell and the Company for that period. In preparing these financial statements, the Directors are required to:

▪	select suitable accounting policies and then apply them consistently;
▪	make judgements and accounting estimates that are reasonable and prudent; and
▪	state whether IFRS as adopted by the EU and IFRS as issued by the IASB have been followed.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the transactions of Shell and the Company and disclose with reasonable accuracy, at any time, the financial position of Shell and the Company and to enable them to ensure that the financial statements comply with the Companies Act 2006 and, as regards the Consolidated Financial Statements, with Article 4 of the IAS Regulation and therefore are in accordance with IFRS as adopted by the EU. The Directors are also responsible for safeguarding the assets of Shell and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Each of the Directors, whose names and functions are listed on pages 52-54, confirms that, to the best of their knowledge:

▪	the financial statements, which have been prepared in accordance with IFRS as adopted by the EU, and with IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit of Shell and the Company;
▪	the Business Review includes a fair review of the development and performance of the business and the position of Shell, together with a description of the principal risks and uncertainties that it faces; and
▪	he or she has taken all the steps that ought to have been taken in order to become aware of any relevant audit information and to establish that the auditors are aware of that information. There is no relevant audit information of which the auditors are unaware.

The Directors are responsible for the maintenance and integrity of the Shell website (www.shell.com). Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Board of Directors

The Directors during the year were Josef Ackermann, Malcolm Brinded (who stood down with effect from April 1, 2012), Guy Elliott, Simon Henry, Charles O. Holliday, Lord Kerr of Kinlochard (who stood down with effect from May 22, 2012), Gerard Kleisterlee, Christine Morin-Postel, Jorma Ollila, Sir Nigel Sheinwald (appointed with effect from July 1, 2012), Linda G. Stuntz, Jeroen van der Veer, Peter Voser and Hans Wijers.

Appointment and reappointment of Directors

In line with the UK Corporate Governance Code, all Directors will retire at each Annual General Meeting (AGM) and, subject to the Articles of Association and their wish to continue as a Director of the Company, seek reappointment by shareholders. At the 2013 AGM, this will include Gerrit Zalm who was appointed as a Director of the Company by the Board with effect from January 1, 2013. Christine Morin-Postel and Jeroen van der Veer will not be seeking reappointment and will be standing down at the close of business of the 2013 AGM after having served as Non-executive Directors since July 2004 and July 2009 respectively. Prior to his role as a Non-executive Director, Jeroen van der Veer had served as Chief Executive from October 2004 until June 2009.

The biographies of all Directors are given on pages 52-54 and, for those seeking reappointment, also in the Notice of the AGM. Details of the Executive Directors’ contracts can be found on page 67 and copies are available for inspection from the Company Secretary. Furthermore, a copy of the form of these contracts has been filed with the U.S. Securities and Exchange Commission as an exhibit.

The terms and conditions of appointment of Non-executive Directors are set out in their letters of appointment with the Company which, in accordance with the UK Corporate Governance Code, are available for inspection from the Company Secretary.

No Director is, or was, materially interested in any contract subsisting during or at the end of the year that was significant in relation to the Company’s business. See also “Related party transactions” on page 58.

Financial risk management, objectives and policies

Descriptions of the use of financial instruments and Shell’s financial risk management objectives and policies are set out in the “Business Review” and on pages 83-84, and also in Note 21 to the “Consolidated Financial Statements”.

Qualifying third-party indemnities

The Company has entered into a deed of indemnity with each Director who served during the year under identical terms. The deeds indemnify the Directors to the widest extent permitted by the applicable laws of England against all liability incurred as a Director or employee of the Company or of certain other entities.

58	Shell Annual Report and Form 20-F 2012	reports.shell.com
Report of the Directors

Directors’ interests

The interests (in shares of the Company or calculated equivalents) of the Directors in office at the end of the year, including any interests of a “connected person” (as defined in the Disclosure and Transparency Rules), are set out below:

DIRECTORS’ INTERESTS [A]

	January 1, 2012			December 31, 2012
	A shares	B shares		A shares	B shares
Josef Ackermann	10,000	–		10,253	–
Guy Elliott	–	5,677		–	5,677
Simon Henry	9,175	50,843		9,175	51,652
Charles O. Holliday	–	20,000	[B]	–	20,000	[B]
Gerard Kleisterlee	5,000	–		5,000	–
Christine Morin-Postel	8,485	–		8,485	–
Jorma Ollila	25,000	–		25,000	–
Sir Nigel Sheinwald	–	470	[C]	–	470
Linda G. Stuntz	–	3,000	[D]	–	8,400	[E]
Jeroen van der Veer	195,195	–		383,400	–
Peter Voser	148,496	–		289,013	–
Hans Wijers	5,251	–		5,251	–
[A]	Excludes interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan, and the share option plans. Interests under these plans as at January 1, 2012, and December 31, 2012, are given on pages 72-76.
[B]	Held as 10,000 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.
[C]	At the date of appointment.
[D]	Held as 1,500 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.
[E]	Held as 4,200 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.

There were no changes in Directors’ share interests during the period from December 31, 2012, to March 13, 2013, except in the case of Simon Henry whose interests increased by 277 B shares, and for those changes in the interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan, and the share option plans set out in the “Directors’ Remuneration Report” on pages 72-76.

As at March 13, 2013, the Directors and Senior Management [A] of the Company beneficially owned individually and in aggregate (including shares under option) less than 1% of the total shares of each class of the Company shares outstanding.

[A]	The Senior Management of the Company is given on page 55.

Related party transactions

Other than disclosures given in Notes 5 and 10 to the “Consolidated Financial Statements”, there were no transactions or proposed transactions that were material to either the Company or any related party. Nor were there any transactions with any related party that were unusual in their nature or conditions.

Repurchases of shares

On May 22, 2012, shareholders approved an authority, which will expire at the end of the 2013 AGM, for the Company to repurchase up to a maximum of 632 million of its shares (excluding share purchases for employee share-based compensation plans). During 2012, 43.7 million B shares with a nominal value of €3.1 million ($3.7 million) (representing 0.7% of the Company’s entire issued share capital at December 31, 2012) were purchased for cancellation for a total cost of $1,492 million, including expenses, at an average price of $34.13 per B share. During the period January 1, 2013, to February 19, 2013, no share purchases were made.

The Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. A resolution will be proposed at the 2013 AGM to renew the authority for the Company to purchase its own share capital up to specified limits for another year. More detail of this proposal is given in the Notice of the AGM.

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

Shell, through individual subsidiaries, sponsors social investment programmes in many countries throughout the world. In the UK, Shell donated $16 million in 2012 to charitable causes and sponsorships. This included donations to: “The Big Bang”, the UK’s largest single science and engineering fair for young people; a climate science gallery at the Science Museum, London; the “Shell Classic International”, a series of international concerts held at the Royal Festival Hall, London; and the Shell Foundation, an independent charity established in 2000 that applies business thinking to global development challenges.

Diversity and inclusion

Detailed information can be found in the “Business Review” on page 46.

Employee communication and involvement

Detailed information can be found in the “Business Review” on page 46.

Corporate social responsibility

A summary of Shell’s approach to corporate social responsibility can be found on pages 47-50 of the “Business Review”. Further details will be available in the Shell Sustainability Report 2012.

Essential contracts and Takeovers Directive information

Shell does not have contracts or other arrangements that individually are essential to its business, nor does it have any significant agreements that would take effect, alter or terminate upon a change of control of the Company following a takeover bid.

SHARE CAPITAL

The Company’s issued share capital as at December 31, 2012, is set out in Note 11 to the “Parent Company Financial Statements”. The percentage of the total issued share capital represented by each class of share is given below. Other disclosure requirements pursuant to the Takeovers Directive can be found below and on pages 85-88.

SHARE CAPITAL PERCENTAGE	%

Share class
A ordinary	59.03
B ordinary	40.97
Sterling deferred	de minimis

TRANSFER OF SECURITIES

There are no significant restrictions on the transfer of securities.

SHARE OWNERSHIP TRUSTS

Shell currently operates three primary employee share ownership trusts: a Dutch Stichting and two US Rabbi Trusts. The shares held by

reports.shell.com	Shell Annual Report and Form 20-F 2012	59
Report of the Directors

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

SIGNIFICANT SHAREHOLDINGS

Information concerning significant shareholdings is given on page 90.

ARTICLES OF ASSOCIATION

Information concerning the Articles of Association is given on pages 85-88.

Auditors

PricewaterhouseCoopers LLP has signified its willingness to continue in office and a resolution for its reappointment will be proposed at the 2013 AGM.

Corporate governance

The Company’s statement on corporate governance is included in the “Corporate governance” report on pages 77-88 and is incorporated in this “Report of the Directors” by way of reference.

Annual General Meeting

The Annual General Meeting (AGM) will take place on May 21, 2013, at the Circustheater, Circusstraat 4, The Hague, The Netherlands. Details of the business to be put to shareholders at the AGM can be found in the Notice of the Annual General Meeting.

Signed on behalf of the Board

/s/ Michiel Brandjes

Michiel Brandjes
Company Secretary
March 13, 2013

60	Shell Annual Report and Form 20-F 2012	reports.shell.com
Directors’ Remuneration Report

DIRECTORS’ REMUNERATION REPORT

INDEX TO THE DIRECTORS’
REMUNERATION REPORT

60	Letter from the Chairman of the Remuneration Committee
61	Overview
63	The Remuneration Committee
63	Remuneration policy for Executive Directors
63	Remuneration principles
64	Strategy alignment
64	Pay for performance
64	Competitiveness
64	Shareholding
64	Consistency
65	Compliance
65	Risk assessment
65	Remuneration elements
65	Base salary
65	Annual bonus
65	Long-term incentives
67	Pensions
67	Contracts of employment
67	External appointments
68	Remuneration determinations for Executive Directors
68	Base salary
68	Annual bonus
69	Other cash and non-cash earnings
69	Long-term Incentive Plan
69	Deferred Bonus Plan
69	Pension interests
70	Non-executive Directors
70	Remuneration policy
70	Additional statutory disclosure
71	Data tables
71	Executive Directors
75	Non-executive Directors

Dear Shareholders,

As the Chairman of the Remuneration Committee (REMCO), I am pleased to present the 2012 Directors’ Remuneration Report of Royal Dutch Shell plc.

This report covers the remuneration of Directors for 2012. The reported remuneration of Executive Directors is driven by performance against agreed annual and multi-year targets. Key components were the 2012 Scorecard results leading to an above target annual bonus and the 2009 long-term incentive awards vesting at 60% of target.

Base salaries for the Executive Directors were reviewed and adjusted with effect from January 1, 2013.

No policy changes were made during 2012.

As stated in last year’s annual report, Malcolm Brinded stood down as an Executive Director with effect from April 1, 2012. His reported remuneration relates to his period as an Executive Director during the year and his end-of-service arrangements.

REMCO has had a number of interactions with shareholders during the year. There was a consensus that the long-term performance of Shell should guide our remuneration policies, along with our commitments to transparency and ongoing shareholder engagement. As a remuneration committee, we continue to operate with this in mind.

Overall we received positive feedback on our Directors’ Remuneration Report and its consistent format. Despite this, there is always room for improvement. This year we have made an effort to explain better how REMCO accounts for individual performance in determining annual bonuses. We have also adjusted the way we describe the Deferred Bonus Plan and Directors’ shareholdings.

We subscribe to the ambition of the UK government to increase the transparency of remuneration reporting. We therefore look forward to the revised regulations in this area for the 2013 Directors’ Remuneration Report.

I hope you find our 2012 Directors’ Remuneration Report clear, transparent and informative. As always, I welcome your feedback and look forward to meeting you at our AGM on May 21, 2013.

Hans Wijers

Chairman of the Remuneration Committee

March 12, 2013

reports.shell.com	Shell Annual Report and Form 20-F 2012	61
Directors’ Remuneration Report > Overview

OVERVIEW

REMCO continued operating existing policies in 2012. Particularly in the area of performance conditions relating to variable pay, no reviews were required.

In 2012, we continued our constructive engagements with major shareholders and shareholder institutions. The 2012 AGM vote resulted in 90.88% in favour of the 2011 Remuneration Report resolution.

Further developments in the governance landscape could require changes to our policies. During 2013, REMCO will consider share plan design, as the existing plan rules governing long-term incentives will expire in 2015. REMCO will seek shareholder views where appropriate.

In respect of the reward instruments in use, they are designed to make executive reward strongly correlated to business success. Where the results do not match business performance, REMCO has a duty to make adjustments. The table below provides an overview of the Executive Directors’ remuneration policy in 2012 and REMCO decisions made in respect of each element.

Malcolm Brinded stood down as an Executive Director with effect from April 1, 2012. In this report we include remuneration related to his period as an Executive Director. The forward-looking statements are related to the two remaining Executive Directors.

	Policy	Determinations
Base salary and pensionable salary

▪ Base salaries are quoted in euros and are reviewed in January.

▪ Pensionable salaries in the base country are reviewed at the same time on the basis of base country market movements and conversion of the euro base salary using long-term exchange rates.

▪ Effective from January 1, 2013, base salaries were increased as follows: Chief Executive Officer Peter Voser to €1,640,000 (+2.5%) and Chief Financial Officer Simon Henry to €985,000 (+4.8%).

▪ Pensionable salaries were also reviewed and, effective January 1, 2013, increased to CHF 2,540,000 (+2.2%) for Peter Voser and to £720,000 (+4.9%) for Simon Henry.

Annual bonus

▪ Target levels (as a percentage of base salary):

Chief Executive Officer – 150%

Other Executive Directors – 110%

Maximum bonus – 250% and 220%, respectively.

▪ Calculation of an Executive Director’s annual bonus:

– Shell results at the end of the year are translated into a score of between zero and two, on the basis of a predefined scorecard and REMCO’s judgement.

– Bonus awards are based on this score multiplied by the target bonus levels, and adjusted for individual performance as determined by REMCO.

▪ The Executive Directors’ Scorecard for 2012 produced a calculated score of 1.35 which REMCO confirmed to be the final outcome.

▪ Considered individual performance and set the individual bonuses for 2012 at €3,300,000 and €1,500,000 for Peter Voser and Simon Henry, respectively. The prorated 2012 bonus for Malcolm Brinded was set at €550,000.

Long-term Incentive Plan (LTIP)

▪ Target award levels (as a percentage of base salary):

Chief Executive Officer – 300%

Other Executive Directors – 240%

Maximum vesting – 600% and 480%, respectively.

▪ The actual value delivered after three years depends on the relative performance of LTIP measures against other oil majors.

▪ LTIP shares to be held for two years following vesting.

▪ Shareholding requirements – three times base salary for the Chief Executive Officer and two times base salary for other Executive Directors built up over five years.

▪ New LTIP awards were made on February 28, 2013 (see page 69 for further details).

▪ On March 12, 2013, 175% of the LTIP shares awarded in 2010 vested, in line with the plan rules and based on relative performance on TSR, growth in EPS, hydrocarbon production and net cash from operating activities. This is how Shell performed relative to its competitors: TSR (second), EPS (first), hydrocarbon production (second) and net cash from operating activities (first).

Deferred Bonus Plan (DBP)

▪ Executive Directors are required to invest no less than 25%, and can choose to invest up to 50% of their annual bonus in deferred bonus shares.

▪ Half of these deferred bonus shares are matchable with additional performance-related shares, which can be earned on the same basis as the LTIP vesting.

▪ Both Executive Directors elected to defer the maximum 50% of the 2012 annual bonus into the DBP. Shares worth €1,650,000 and €750,000 were purchased by Peter Voser and Simon Henry, respectively.

▪ On March 12, 2013, 175% of the performance-related matching DBP shares awarded in 2010 to Peter Voser, Simon Henry and Malcolm Brinded vested.

62	Shell Annual Report and Form 20-F 2012	reports.shell.com
Directors’ Remuneration Report > Overview

This report follows the UK requirements of the Companies Act 2006, the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the Listing Rules and the UK Corporate Governance Code. It outlines the remuneration policies and individual remuneration details for Executive Directors and Non-executive Directors of the Company for the year ended December 31, 2012. The Board has approved this report, and it will be presented to shareholders for approval at the AGM of the Company on May 21, 2013.

The base currency in this Directors’ Remuneration Report is the euro. Where amounts are shown in other currencies, an average exchange rate for 2012 is used, unless a specific date is stated, in which case the average exchange rate for the specific date is used.

The table below summarises the 2012 compensation for the current Executive Directors. The total amount includes:

▪	base salary earned in 2012;
▪	annual bonus for 2012 performance paid in 2013;
▪	other cash and non-cash remuneration;
▪	value of LTIP and Performance Share Plan (PSP) awards granted in 2009 that vested in March 2012;
▪	value of DBP awards granted in 2009 that vested in March 2012, representing the matching shares delivered less the original amount deferred; and
▪	value of exercised share options.

2012 SUMMARY COMPENSATION	€ THOUSAND

	Peter Voser	Simon Henry
Earnings [A]	5,086	2,502
Value of released 2009 LTIP awards	2,468	–
Value of released 2009 DBP awards	1,026	–
Value of released 2009 PSP awards	–	1,412	[B]
Value of exercised share options	–	298
Total compensation in euros	8,580	4,212
in dollars	11,033	5,416
in sterling	6,962	3,417
[A]	More details can be found on page 71.
[B]	Value of shares under the PSP, received prior to appointment as an Executive Director, released in March 2012.

The UK’s Department for Business, Innovation & Skills has published a consultation on directors’ remuneration reporting (set out in its “Consultation on revised remuneration reporting regulations” document dated June 2012). One of the draft proposals is the publication of a single remuneration figure for each director. It is proposed that this single figure includes a value for the increase in each director’s accrued pension over the year. For defined benefit pension arrangements it is proposed that this is calculated by multiplying the annual increase in accrued pension by twenty (the so-called HMRC Lifetime Allowance method). The annual increase in accrued pension for 2012 can be found on page 74 in the currency of the pension plan. Multiplying this increase by 20, without reduction for inflation, and expressed in euros gives an illustrative value for the increase in accrued pension during 2012 of €954,000 for Peter Voser and €802,000 for Simon Henry.

FORMER EXECUTIVE DIRECTOR MALCOLM BRINDED

The end of employment arrangements for Malcolm Brinded and the way they feature in this report are summarised below.

▪	The Earnings of Executive Directors table on page 71 contains the base salary paid for his period of service as an Executive Director and the annual bonus for 2012. The cash benefits section of this table includes the severance payment of €2,520,000, as disclosed in the 2011 Directors’ Remuneration Report.
▪	Certain shares under the Long-term Incentive Plan lapsed as awards granted in 2011 and 2012 were prorated for service. This lapsing is reflected in the table on page 72.
▪	The status of the awards under the Deferred Bonus Plan is reported in the table on page 73.
▪	Share options granted in 2004 were exercised in 2012 after he stood down as an Executive Director. This exercise is reflected in the Share Options table on page 74.
▪	Accrued pension entitlements are reported on page 74.
▪	Shell purchased the house Malcolm Brinded owned in the Netherlands. This transaction resulted in a one-off additional payment to him to cover the loss in value of the property. A description of this transaction and the additional payment is provided in the footnotes to the Earnings of Executive Directors table.

reports.shell.com	Shell Annual Report and Form 20-F 2012	63
Directors’ Remuneration Report > The Remuneration Committee

THE REMUNERATION COMMITTEE

REMCO’s key responsibilities in respect of Executive Directors include:

▪	setting remuneration policy;
▪	agreeing performance frameworks, setting targets and reviewing performance;
▪	determining actual remuneration and benefits; and
▪	determining contractual terms.

REMCO’s Terms of Reference are reviewed regularly and updated as appropriate. They are available at www.shell.com/investor. Copies can be obtained from the Company Secretary. See inside back cover for details.

The members of the Remuneration Committee are:

▪	Hans Wijers (Chairman of the Committee);
▪	Josef Ackermann; and
▪	Charles O. Holliday.

Their biographies are given on pages 52-54; REMCO meeting attendance is given on page 79. No other Non-executive Directors participated in the REMCO meetings.

Advice and consultation from within Shell on various subjects including the Executive Directors’ Scorecard and the remuneration of Senior Management was sought from:

▪	Peter Voser, Chief Executive Officer;
▪	Hugh Mitchell, Chief Human Resources & Corporate Officer and Secretary to the Committee; and
▪	Michael Reiff, Executive Vice President Remuneration, Benefits & Services.

The Chairman of the Board and the Chief Executive Officer were consulted on remuneration decisions affecting other Executive Directors.

In addition, REMCO engaged Deloitte LLP to provide an external perspective on shareholder voting, corporate governance developments and market practice. Deloitte LLP also provided other consulting services to Shell during the year, including advice on taxation and operational excellence, but did not provide advice on Board executive remuneration matters other than for REMCO.

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

Remuneration principles

REMCO makes policy decisions guided by the following principles:

▪	alignment with Shell’s strategy;
▪	pay for performance;
▪	competitiveness;
▪	long-term creation of shareholder value;
▪	consistency;
▪	compliance; and
▪	risk assessment.

64	Shell Annual Report and Form 20-F 2012	reports.shell.com
Directors’ Remuneration Report > Remuneration policy for Executive Directors

STRATEGY ALIGNMENT

The Executive Directors’ compensation package is strongly linked to the achievement of stretch targets that are seen as indicators of the execution of Shell’s strategy. REMCO considers this link to be critical. The chart above summarises the connection.

PAY FOR PERFORMANCE

The chart below shows that, with on-target values, more than three-quarters of the Executive Directors’ compensation (excluding pension) is linked directly to Shell’s performance through the variable pay instruments described below. Our short-term incentives are linked to absolute targets, and long-term incentives are linked to relative targets which reflect the interests of shareholders.

REMCO believes the pay distribution ratios and the gearing between target and maximum remain fit for purpose. A consequence of this design is that the total compensation can differ substantially from year to year, depending on Shell and individual performance.

COMPETITIVENESS

REMCO determines remuneration levels by reference to companies of comparable size, complexity and global scope. The current key comparator group consists of BP, Chevron, ExxonMobil and Total as well as a selection of major Europe-based companies. The spread provides a balanced mix across industries. There was no change in the comparator group in 2012.

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

REMCO periodically translates these guidelines into absolute shareholding targets for simplicity and consistency. These targets were reviewed in 2012, and were re-confirmed at 240,000 shares for the Chief Executive Officer and 100,000 shares for other Executive Directors.

Executive Directors are required to maintain the required shareholding level for the full period of their appointment.

Bonuses invested in shares in the DBP, including accrued dividends, count towards the guideline. Unexercised share options, unvested LTIP awards and matching shares under the DBP that are subject to performance conditions do not count.

As at December 31, 2012, the relevant shareholding of Royal Dutch Shell plc shares by Peter Voser was 426,638 A shares, equivalent to approximately seven times his base salary, and by Simon Henry was 9,175 A shares and 99,843 B shares, equivalent to approximately three times his base salary.

CONSISTENCY

The remuneration structure for Executive Directors is generally consistent with that for the Senior Management of Shell. This consistency builds a culture of alignment with Shell’s purpose and a

reports.shell.com	Shell Annual Report and Form 20-F 2012	65
Directors’ Remuneration Report > Remuneration policy for Executive Directors common approach to sharing in Shell’s success. REMCO sets the principles of the remuneration policy and has oversight of the individual remuneration decisions for Senior Management.

Executive Directors’ benefits are also in line with those for other employees on the basis of local market practices. Personal loans or guarantees are not provided to Executive Directors. They are employed under local Dutch terms and conditions – except for their pensions. Their base salary levels are therefore set in euros. Only base salaries, translated into their pension plan’s currency, are pensionable, and referred to as the pensionable salary.

REMCO takes pay and employment conditions of other employees within Shell into account when determining Executive Directors’ pay and benefits, to ensure alignment and consistency among the different levels of the organisation. Executive Directors’ annual performance is measured on the basis of a Shell-wide scorecard.

COMPLIANCE

REMCO takes its decisions in the context of the Shell General Business Principles. It also ensures compliance with applicable laws and corporate governance requirements when designing and implementing policies and plans.

RISK ASSESSMENT

REMCO ensures the remuneration structures and rewards meet risk-assessment tests to ensure that shareholder interests are safeguarded and that inappropriate actions are avoided. For example:

▪	all performance-based incentives awarded to Executive Directors are subject to a clawback provision which applies in situations of financial restatements due to material non-compliance and/or misconduct by an Executive Director or misconduct through his direction or non-direction. To facilitate clawback actions, specific provisions are incorporated in all incentive award documents issued from 2011. The clawback period covers at least the three-year period preceding the decision to claw back;
▪	the use of multiple performance measures, including non-financial and relative measures, mitigates unintended financial and behavioural consequences;
▪	the Executive Directors’ shareholdings ensure that they bear the consequences of their management decisions; and
▪	Executive Directors’ expenses are audited internally and reviewed by REMCO on a regular basis.

Remuneration elements

BASE SALARY

The base salary rewards day-to-day leadership and direction as well as holistic management of various internal and external stakeholders.

ANNUAL BONUS

REMCO uses the annual bonus to focus on short-term targets that the Board agrees each year as part of the Business Plan, and on individual performance against personal targets. A scorecard with financial, operational, project delivery and sustainable development targets represents the link to business results. The scorecard targets are stretching but realistic. The scorecard for the year is set and approved by REMCO. The outcome of the performance year is usually known in January of the following year, and REMCO translates this into a score of between zero and two. In doing so, REMCO exercises its judgement to ensure that the final annual bonuses for Executive Directors are in line with Shell’s performance for the reported year.

2013 ANNUAL BONUS SCORECARD MEASURES FOR EXECUTIVE DIRECTORS

30% WEIGHT	50% WEIGHT

CASH FLOW

Cash generated from operations that factors in the impact of commodity price fluctuations as well as business performance so that Executive Directors, like shareholders, share the effects of both.

OPERATIONAL EXCELLENCE

▪ Project delivery: indicator of Shell’s ability to deliver projects on-stream on time and on budget.

▪ Hydrocarbon production, sales of liquefied natural gas, refinery and chemical plant availability: indicators of the full and effective use of resources – both facilities and people – according to the relevant business.

20% WEIGHT
SUSTAINABLE DEVELOPMENT Equally weighted indicators of safety and environmental performance.

As was the case in 2011, for the 2012 Executive Directors’ Scorecard, the sustainable development component was a combination of the safety measure (10% weight) and additional targeted internal measures (10% weight in total) covering operational spills, energy efficiency and use of fresh water. These measures reflect some of the most important sustainability issues faced by Shell and will also be used for 2013.

REMCO strengthens the Executive Directors’ individual accountability by increasing or decreasing their annual bonuses to take account of how well they have delivered against their own individual performance targets. These targets typically relate to qualitative differentiators not already covered on the scorecard, for example stakeholder management, portfolio development, organisational leadership and brand value. A positive individual adjustment corresponds with personal impact beyond expectations and a negative adjustment would mean expectations were not completely met.

The calculation of an Executive Director’s annual bonus is:

Annual bonus = base salary x target bonus % x scorecard result; adjusted for individual performance (and capped at 250% of salary for the Chief Executive Officer and 220% of salary for other Executive Directors).

ANNUAL BONUS LEVELS (% OF SALARY)
	Target award	Maximum
Chief Executive Officer	150%	250%
Other Executive Directors	110%	220%

LONG-TERM INCENTIVES

There are two main long-term incentive programmes currently in use: the Long-term Incentive Plan (LTIP) and the Deferred Bonus Plan (DBP). Another long-term incentive programme – the Restricted Share Plan (RSP) – is available for retention purposes.

Long-term incentives focus on performance relative to other oil majors: BP, Chevron, ExxonMobil and Total. They reward Executive Directors if Shell outperforms its peers over a three-year period on a combination of TSR, EPS growth on the basis of current cost of supplies (CCS), hydrocarbon production growth and net cash growth from operating activities.

66	Shell Annual Report and Form 20-F 2012	reports.shell.com
Directors’ Remuneration Report > Remuneration policy for Executive Directors

Vested shares are increased by dividend shares accrued over the performance period. Following payment of taxes, vested shares from LTIP awards must be held for a further two years to align with the strategic focus. REMCO always approves award dates in advance.

2013 LONG-TERM INCENTIVE MEASURES FOR EXECUTIVE DIRECTORS

30% WEIGHT	20% WEIGHT

TSR Assessment of actual wealth created for shareholders.	HYDROCARBON PRODUCTION GROWTH Overall indicator of success in locating and developing proved reserves and delivering production.

30% WEIGHT	20% WEIGHT

EPS GROWTH (ON A CCS BASIS) [A] Indicator of the quality of revenue growth and cost management that underpins TSR.	NET CASH GROWTH FROM OPERATING ACTIVITIES Source of dividends and capital expenditure commitments which support sustainable growth based on portfolio and cost management.

[A]	Earnings per share on a CCS basis takes into account the changes in the cost of supplies and thereby enables a consistent comparison with other oil majors. See Note 2 to the “Consolidated Financial Statements” for further information.

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

TSR underpin If the TSR ranking is fourth or fifth, the level of the award that can be vested on the basis of the three other measures will be capped at 50% of the maximum payout for the LTIP and half of the deferred bonus shares for the DBP.

Use of discretion REMCO confirms that it would exercise upward discretion only after consulting shareholders.

LTIP AWARD LEVELS (% OF SALARY)
	Target award	[A]	Maximum vesting
Chief Executive Officer	300%		600%
Other Executive Directors	240%		480%
[A]	LTIP target awards cannot exceed four times base salary, as approved by shareholders in 2005.

Deferred Bonus Plan Under the DBP, Executive Directors must invest at least 25% of their annual bonus, up to a maximum of 50%, in

Royal Dutch Shell plc shares. These deferred bonus shares are released after three years, and may be matched with additional shares. The number of additional shares awarded as a match will depend on the performance of Shell compared with its peer group during the three-year deferral period. To calculate the number of additional shares, the same vesting percentage as the LTIP award is applied to half of the Executive Directors’ deferred bonus shares. As with the LTIP award, the maximum vesting percentage that can be applied is 200%, and the minimum is 0%. At the end of the three years, Executive Directors also receive shares equal to the value of any dividends that would have accrued during the period on the deferred bonus shares as well as any additional matching shares released. The consistent performance alignment of LTIP and DBP reinforces the carried interest of Executive Directors with Shell and shareholders, using Company grants under the LTIP and earned cash under the DBP.

Restricted Share Plan In certain circumstances, three-year restricted share awards may be made under the Restricted Share Plan (RSP) for retention purposes. At the start of the year, there were no RSP awards outstanding for the current Executive Directors and no new awards were made to them during the year.

Employee share plans Executive Directors are not eligible to participate in other employee share plans (see page 46).

Proration The annual bonus is prorated in the final year of employment. As of 2011, the LTIP awards are prorated on an Executive Director’s departure on the basis of his service within the performance period. The prorated awards will vest at the end of the performance period, subject to satisfaction of performance conditions. REMCO retains the discretion to modify the prorating if it considers that this would be appropriate.

Dilution To deliver shares under these plans, we use market-purchased shares rather than issue new shares. The dilution limit under the discretionary plans is 5% in 10 years and, to date, no shareholder dilution has resulted from these plans, although it is permitted under the rules of the plans.

reports.shell.com	Shell Annual Report and Form 20-F 2012	67
Directors’ Remuneration Report > Remuneration policy for Executive Directors

Pensions

Executive Directors’ pensions are maintained in their base country pension arrangements, as are those of other employees working internationally. Contribution rates for Executive Directors are the same as for other employees under these plans. The pension accrual rates are 1.8% (1/56) of base salary for each year of service for Peter Voser and 1.85% (1/54) for Simon Henry. Executive Directors’ euro base salaries are translated into their home currencies for pension plan purposes. Once their salaries are denominated in base country currency, they are maintained in line with the euro base salary increases taking into account exchange rate fluctuations and other factors as determined by REMCO.

Contracts of employment

Executive Directors’ employment contracts are governed by Dutch employment law. This choice was made because mandatory provisions of Dutch employment law apply even if a foreign law has been specified to govern the contract. This is consistent with the employment terms of other Shell senior managers and staff based in the Netherlands. The contracts end by notice of either party (one month for an employee and up to a maximum of four months for the employer) or automatically at retirement. Under Dutch law, termination payments are not linked to the contract’s notice period.

EXECUTIVE DIRECTORS’ EMPLOYMENT CONTRACTS
	Employing company	Contract date
Peter Voser	Shell Petroleum N.V.	July 20, 2005
Simon Henry	Shell Petroleum N.V.	May 20, 2009
Malcolm Brinded [A]	Shell Petroleum N.V.	July 20, 2005
[A]	Malcolm Brinded stood down as an Executive Director with effect from April 1, 2012. During April 2012 he transferred to employment in his base country of the UK where he was employed by Shell International Limited until April 30, 2012, his last day of employment.

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

EXTERNAL APPOINTMENTS			THOUSAND
	Appointee organisation		2012 fee
		CHF	£
Peter Voser [A]	Roche	330
Malcolm Brinded [B]	Network Rail		13
[A]	Appointed as a Non-executive Director as of March 1, 2011.
[B]	Appointed as a Non-executive Director as of October 12, 2010. The amount shown has been prorated to show fees receivable during Malcolm Brinded’s period as an Executive Director of Royal Dutch Shell plc.

68	Shell Annual Report and Form 20-F 2012	reports.shell.com
Directors’ Remuneration Report > Remuneration determinations for Executive Directors

REMUNERATION

DETERMINATIONS FOR
EXECUTIVE DIRECTORS

Base salary

REMCO reviewed Executive Directors’ annual base salary levels and made the following decisions regarding salary adjustments.

BASE SALARY OF EXECUTIVE DIRECTORS (UNAUDITED)
	€ thousand	Increase	Effective date
Peter Voser	1,640	2.5%	January 1, 2013
Simon Henry	985	4.8%	January 1, 2013

In making salary adjustment determinations, REMCO considered:

▪	the market positioning of the Executive Directors’ compensation packages;
▪	the different tenure and experience each Executive Director has in his role;
▪	the planned average salary increase in 2013 for other employees across three major countries – the Netherlands, the UK and the USA;
▪	the impact of pensionable salary increase on pension benefits; and
▪	Shell’s performance and Executive Directors’ individual performance in 2012.

Annual bonus

SCORECARD RESULT SET AT 1.35

In assessing Shell’s 2012 performance, REMCO noted that:

▪	Net cash from operating activities was on target at $46 billion;
▪	Operational excellence was above target:
–	project delivery was outstanding at 90%;
–	hydrocarbon production was substantially below target at 3,262 thousand boe/d;
–	LNG sales were outstanding at 20.2 million tonnes; and
–	combined refinery and chemical plant availability was above target at 92.9%.
▪	Shell’s sustainability performance was in aggregate above target:
–	occupational safety, as measured by the total recordable case frequency (TRCF), was on target at 1.3 cases per million working hours; and
–	targeted internal measures covering volume of operational spills, use of fresh water, and energy intensity were better than target, whereas the number of operational spills was on target.

REMCO considered overall performance and decided to follow the mathematical outcome of the scorecard.

More details on certain of these measures are provided in “Performance indicators” on pages 8-9.

INDIVIDUAL PERFORMANCE

An Executive Director’s individual performance is also taken into account in determining his annual bonus. Individual performance is assessed against personal targets.

REMCO considered the individual performance of each Executive Director in 2012 and for Peter Voser and Simon Henry determined an upward adjustment of the bonus generated by the scorecard. Particular individual achievements during 2012 which supported REMCO’s judgement are set out below.

Chief Executive Officer

Peter Voser strongly led the strategy review and its implementation, including delivery of key projects following final investment decisions, which progressed well in all business units. The Company’s speed of implementation has accelerated, additional options were delivered in respect of portfolio, and future option development expanded. He actively drove portfolio management leading to initiatives to further commercialise the North American gas position, and to deepen the China strategy. The Company’s senior leadership was further strengthened, including key Executive Committee appointments, and good progress was made in many areas of the sustainability agenda.

Chief Financial Officer

Simon Henry was responsible for strong development of the overall financial operating agenda, executed a very effective delivery and discussion of the strategic plan, and initiated the creation of a new global IT vision. He further strengthened external relationships with investors and key stakeholders in Asia, and played a major role in business performance appraisal and improvements on process standardisation. Strong operational cash performance resulted in lower gearing levels, and a stronger balance sheet overall.

2012 BONUSES

Based on the scorecard outcome, the calculated 2012 bonus would be €3,240,000 for Peter Voser and €1,395,900 for Simon Henry. As described above, REMCO also took into account individual performance and determined the final annual bonuses for 2012 as €3,300,000 for Peter Voser and €1,500,000 for Simon Henry. For the prorated period, REMCO determined €550,000 for Malcolm Brinded.

[A]	Operational spills (volume and number), use of fresh water and energy intensity.

reports.shell.com	Shell Annual Report and Form 20-F 2012	69
Directors’ Remuneration Report > Remuneration determinations for Executive Directors

Other cash and non-cash earnings

Executive Directors received car allowances and transport to and from home and office, as well as employer contributions to insurance plans. As appropriate for those employees outside their home country, additional amounts for children’s school fees were reimbursed, in line with Shell’s International Mobility Policy. The Earnings of Executive Directors table is on page 71.

Long-term Incentive Plan

Vesting In 2010, Executive Directors were granted a conditional award of performance shares under the LTIP. At the end of the performance period, which was from January 1, 2010, to December 31, 2012, Shell was ranked second among its peer group in terms of TSR, first in terms of EPS growth, second in terms of hydrocarbon production growth and first in terms of growth in net cash from operating activities. REMCO also considered the underlying financial performance of Shell and decided to release 175% of shares under the LTIP, using no discretion.

Award On February 28, 2013, a conditional award of performance shares under the LTIP was made to the Executive Directors. The award had a face value of three times base salary for the Chief Executive Officer and 2.4 times base salary for the Chief Financial Officer, resulting in the following shares being awarded conditionally:

AWARDED LTIP SHARES

	Number of shares conditionally awarded
Peter Voser	195,393	[A]
Simon Henry	91,920	[B]
[A]	Royal Dutch Shell plc A shares.
[B]	Royal Dutch Shell plc B shares.

For details of LTIP awards and releases see the Long-term Incentive Plan table on page 72.

Deferred Bonus Plan

Vesting In 2010, Executive Directors were granted conditional awards of matching shares under the DBP. The performance period was January 1, 2010, to December 31, 2012. Given that the performance condition of the DBP is the same as for the 2010 LTIP, REMCO decided to release 175% of the performance-related matching shares under the DBP.

Award Peter Voser and Simon Henry elected to defer 50% of their 2012 annual bonus into the DBP which was awarded on February 28, 2013, resulting in share awards as follows:

AWARDED DBP SHARES
	Number of deferred shares awarded
Peter Voser	65,528	[A]
Simon Henry	29,162	[B]
[A]	Royal Dutch Shell plc A shares.
[B]	Royal Dutch Shell plc B shares.

Half of the shares awarded are matchable with additional performance-related shares which can be earned on the same basis as the LTIP vesting.

For details of DBP awards and releases see the Deferred Bonus Plan table on page 73.

Pension interests

During 2012, Peter Voser, Simon Henry and Malcolm Brinded accrued retirement benefits under defined benefit plans. In addition to the standard Swiss pension arrangements, Peter Voser has an unfunded pension arrangement that was agreed upon his return to Shell in 2004 and implemented in 2006.

For details of accrued pension benefits see page 74. The transfer values have been calculated in accordance with regulations 7 to 7E of the Occupational Pension Schemes (Transfer Values) Regulations 1996.

70	Shell Annual Report and Form 20-F 2012	reports.shell.com
Directors’ Remuneration Report > Non-executive Directors & Additional statutory disclosure

NON-EXECUTIVE DIRECTORS

Remuneration policy

The Board determines the fees payable to Non-executive Directors (NEDs) of the Company, within the limit of €4,000,000 specified by the Articles of Association and in accordance with the NEDs’ responsibilities and time commitments.

The Board reviews NED fees periodically to ensure that they are aligned with those of other major listed companies. The Chairman’s fee is determined by REMCO. A review was undertaken during 2012 and the Chairman’s fee was increased from €800,000 to €825,000. The Board reviewed the NED fees, which resulted in an increase in the base annual fee from €120,000 to €125,000. These changes were implemented in January 2013.

NON-EXECUTIVE DIRECTORS’ FEES STRUCTURE (UNAUDITED)	€

Chairman of the Board	825,000
Non-executive Director annual fee	125,000
Senior Independent Director	55,000
Audit Committee
Chairman [A]	45,000
Member	25,000
Corporate and Social Responsibility Committee
Chairman [A]	35,000
Member	17,250
Nomination and Succession Committee
Chairman [A]	25,000
Member	12,000
Remuneration Committee
Chairman [A]	35,000
Member	17,250
Intercontinental travel fee	5,000
[A]	The chairman of a committee does not receive an additional fee for membership of that committee.

The Chairman and the other NEDs cannot receive awards under any incentive or performance-based remuneration plans, and personal loans or guarantees are not granted to them. NEDs receive an additional fee of €5,000 for any Board meeting involving intercontinental travel – except for one meeting per year held in a location other than The Hague. The earnings of the NEDs in office during 2012 can be found on page 75.

NEDs do not accrue any retirement benefits as a result of their Non-executive Directorships with the Company. During his service as an employee, Jeroen van der Veer accrued retirement benefits and was awarded share options as well as conditional shares under the LTIP and DBP. Relevant awards are summarised on pages 75-76. The policy in respect of prorating LTIP and DBP awards on termination of employment came into effect for awards made from 2011 onwards.

ADDITIONAL STATUTORY DISCLOSURE

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Shell paid and/or accrued a total amount of compensation of $83,028,000 [A] for services in all capacities that Directors and Senior Management at Shell provided during the year ended December 31, 2012 (2011: $85,692,000). In addition, Shell accrued a total amount of $12,644,000 (excluding inflation), to provide pension, retirement and similar benefits for Directors and Senior Management during the year ended December 31, 2012 (2011: $9,236,000).

[A]	Compensation includes gains realised from long-term incentive awards released and share options exercised during the year.

Biographies of the Directors and Senior Management are found on pages 52-55.

PERFORMANCE GRAPHS

The graphs below compare, on the basis required by the UK Companies Act 2006, Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the TSR performance of Royal Dutch Shell plc over the past five financial years with that of the companies comprising the Euronext 100 share index and the FTSE 100 share index.

The Board regards the Euronext 100 and the FTSE 100 share indices as appropriate broad market equity indices for comparison, as they are the leading market indices in the home markets of Royal Dutch Shell plc.

HISTORICAL TSR PERFORMANCE OF ROYAL DUTCH SHELL PLC

A (RDSA) SHARES

Growth in the value of a hypothetical €100 holding over five years. Euronext 100 comparison based on 30 trading day average values.

HISTORICAL TSR PERFORMANCE OF ROYAL DUTCH SHELL PLC

B (RDSB) SHARES

Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

reports.shell.com	Shell Annual Report and Form 20-F 2012	71
Directors’ Remuneration Report > Data tables – Executive Directors

DATA TABLES – EXECUTIVE
DIRECTORS

EARNINGS OF EXECUTIVE DIRECTORS IN OFFICE DURING 2012 (AUDITED)	€ THOUSAND

	Peter Voser		Simon Henry		Malcolm Brinded
	2012	2011	2012	2011	2012	2011
Salary	1,600	1,550	940	890	300	1,175
Bonus [A]	3,300	3,500	1,500	1,500	550	2,000
Cash benefits [B]	183	155	20	50	2,520	1
Non-cash benefits [C]	3	3	42	29	28	38
Total in euros	5,086	5,208	2,502	2,469	3,398	3,214
Total in dollars	6,539	7,249	3,217	3,436	4,370	4,473
Total in sterling	4,126	4,521	2,030	2,143	2,758	2,790
[A]	The annual bonus figures are shown in the table in their related performance year and not in the following year in which they are paid.
[B]	Cash benefits include employer contributions to insurance plans, school fees, car allowances, tax compensation and the severance payment specific to Malcolm Brinded. Separately, as disclosed in the 2011 Directors’ Remuneration Report, following his relocation to the Netherlands in 2002, Malcolm Brinded received an indemnity on the house that Shell requested him to purchase in the Netherlands. The indemnity entailed that, should a Shell-initiated transfer result in the sale of this property at a loss (defined as a sale price below the original purchase price of €3,375,532), Shell would compensate him for such loss. Malcolm Brinded returned to the UK in April 2012 and marketed the property. In November 2012, Shell purchased the property for €2,383,333 (calculated as the average of three independent valuations). Since this was lower than the original purchase price, Shell made a payment to Malcolm Brinded of €992,199 to compensate him for the difference between the final sale price and the original purchase price which, when grossed up for tax, amounted to €2,067,248.
[C]	Non-cash benefits comprise life and medical insurance, company-provided transport for home to office commuting, relocation costs, and lease cars.

The aggregate amount paid to or receivable by Executive Directors from Royal Dutch Shell plc and its subsidiaries for services in all capacities during the fiscal year ended December 31, 2012, was €13,043,000 (2011: €10,891,000).

72	Shell Annual Report and Form 20-F 2012	reports.shell.com
Directors’ Remuneration Report > Data tables – Executive Directors

LONG-TERM INCENTIVE PLAN

	Audited												Unaudited

		Number of shares under award as at January 1, 2012	[A]

	Original award	Dividend shares accrued in prior years	[B]	Market price at date of award	Dividend shares accrued during the year	[B]	Additional shares awarded/ (lapsed) during the year [C]	Number of shares released during the year	Value of shares at release (thousand)	[D]	Total number of shares under award as at December 31, 2012		Potential value as at December 31, 2012 (thousand)	[E]
A shares				€					€			€	$
Peter Voser
2012-2014	175,985	–		27.28	9,000		–	–	–		184,985	4,805	6,341
2011-2013	182,174	8,907		25.53	9,772		–	–	–		200,853	6,156	8,124
2010-2012 [F]	227,560	24,878		19.78	12,910		–	–	–		265,348	12,062	15,917
2009-2011	128,074	23,162		19.40	1,060		(60,494)	91,802	2,468		–	–	–
B shares				£					£			£	$
Simon Henry
2012-2014	81,699	–		22.95	4,055		–	–	–		85,754	1,865	3,015
2011-2013	84,047	4,088		21.45	4,375		–	–	–		92,510	2,374	3,838
2010-2012 [F]	107,541	11,973		16.56	5,932		–	–	–		125,446	4,775	7,719
2009-2011 [G]	26,000	4,248		15.40	595		21,176	52,019	1,178		–	–	–
Malcolm Brinded
2012-2014 [H]	104,296	–		22.95	1,726		(69,531)	–	–		36,491	794	1,283
2011-2013 [H]	110,961	5,397		21.45	3,851		(38,786)	–	–		81,423	2,090	3,378
2010-2012 [F][H]	148,660	16,551		16.56	8,200		–	–	–		173,411	6,600	10,670
2009-2011	153,855	28,356		16.58	1,265		(72,883)	110,593	2,504		–	–	–
[A]	The 2012 award was made on February 3, 2012. (See pages 65-66 for more details about LTIP performance conditions.)
[B]	Dividend shares are performance-related and accumulate each year on an assumed notional LTIP award. Such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded but, when an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the award date.
[C]	The vesting of the 2009 LTIP award at 60% meant that 40% of the shares originally awarded to Peter Voser and Malcolm Brinded have lapsed. The vesting of the 2009 Performance Share Plan (PSP) award at 170% for Simon Henry meant that additional shares were released at vesting. The outstanding 2011 and 2012 LTIP awards for Malcolm Brinded have been prorated for service on his termination of employment on April 30, 2012. This prorating resulted in the lapsing of previously awarded shares.
[D]	The vested awards were delivered on March 21, 2012. The respective share prices used to calculate the values at release were €26.89 for Peter Voser and £22.65 for Simon Henry and Malcolm Brinded, which were the closing prices of the previous trading day on Euronext Amsterdam for Royal Dutch Shell plc A shares and on the London Stock Exchange for Royal Dutch Shell plc B shares.
[E]	Representing the value of the conditional shares awarded in previous years under the LTIP at the end of the year. This is calculated by multiplying the market price of Royal Dutch Shell plc shares at December 31, 2012, by the number of shares under the LTIP that would vest based on the achievement of LTIP performance conditions up to December 31, 2012. (See pages 65-66 for more details about LTIP performance conditions.)
[F]	On March 12, 2013, REMCO determined to vest 175% of shares for the 2010 award (see page 69). The vesting percentage is applied to the total number of shares awarded on February 5, 2010. The resulting number of shares has been increased by notional dividends accrued between award date and vesting date (as if this resulting number of shares had been in place from award date).
[G]	Awarded under the PSP prior to appointment as an Executive Director. More information about the PSP can be found on pages 132-133.
[H]	The total number of shares under award as at cessation of appointment as an Executive Director on March 31, 2012, was 167,181 for the 2010 award, 117,745 for the 2011 award, and 105,539 for the 2012 award.

reports.shell.com	Shell Annual Report and Form 20-F 2012	73
Directors’ Remuneration Report > Data tables – Executive Directors

DEFERRED BONUS PLAN (AUDITED)

				Number of shares under award as at January 1, 2012	[B]

Awards [A]	Number of shares deferred from the bonus	[C]	Non- performance- related matching shares awarded at grant	Dividend shares accrued in prior years	[D]	Market price at date of award	Dividend shares accrued during the year	[D]	Performance- related matching shares vested	Dividend shares accrued on performance- related matching shares	[E]	Number of shares released during the year	Value of shares at release (thousand)	[F]	Realised gains on deferral (thousand)	[G]	Total number of shares under award as at December 31, 2012
A shares						€							€		€
Peter Voser
2012-2014	64,161		–	–		27.28	3,282		–	–		–	–		–		67,443
2011-2013	73,457		–	3,591		25.53	3,941		–	–		–	–		–		80,989
2010-2012 [H]	47,121		–	5,151		19.78	2,674		–	–		–	–		–		54,946
2009-2011	36,687		9,171	8,294		19.40	632		8,254	1,609		64,647	1,738		1,026		–
B shares						£							£		£
Simon Henry
2012-2014	27,160		–	–		22.95	1,348		–	–		–	–		–		28,508
2011-2013	30,238		–	1,470		21.45	1,574		–	–		–	–		–		33,282
2010-2012 [H]	17,607		–	1,960		16.56	972		–	–		–	–		–		20,539
Malcolm Brinded
2012-2014 [I]	36,214		–	–		22.95	1,797		–	–		–	–		–		38,011
2011-2013 [I]	45,289		–	2,203		21.45	2,357		–	–		–	–		–		49,849
2010-2012 [H][I]	37,474		–	4,172		16.56	2,067		–	–		–	–		–		43,713
2009-2011	44,073		11,018	10,153		16.58	755		9,916	1,966		77,881	1,764		1,033		–
[A]	Awards made in 2010, 2011 and 2012 refer to the portion of the 2009, 2010 and 2011 annual bonus respectively, which was deferred, and the related accrued dividends and matching shares.
[B]	The 2012 award was made on February 3, 2012.
[C]	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), in which there is no beneficial ownership. Half of the shares awarded are matchable with additional performance-related shares, which can be earned on the same basis as the LTIP vesting. The value of the deferred bonus shares awarded for 2012 is also included in the annual bonus figures in the Earnings of Executive Directors table on page 71.
[D]	Representing dividends accumulated since the award on the number of shares equal to the deferred bonus shares awarded.
[E]	Dividend shares are performance-related and accumulate each year on an assumed notional DBP award. When an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the award date.
[F]	The vested awards were delivered on March 21, 2012. The respective share prices used to calculate the values at release were €26.89 for Peter Voser and £22.65 for Malcolm Brinded, which were the closing prices of the previous trading day on Euronext Amsterdam for Royal Dutch Shell plc A shares and on the London Stock Exchange for Royal Dutch Shell plc B shares.
[G]	Representing the difference between the value of shares released and bonus deferred. Peter Voser and Malcolm Brinded each deferred 50% of their 2008 annual bonus.
[H]	On March 12, 2013, REMCO decided to vest 175% of the performance-related matching shares relating to the 2010 award. The total vested award (comprising the original deferred bonus award plus the matching award) has been increased by the notional dividends accrued between the award date and the vesting date (see page 69).
[I]	The total number of shares under award at cessation of appointment as an Executive Director on March 31, 2012, was 42,143 for the 2010 award, 48,054 for the 2011 award, and 36,646 for the 2012 award.

74	Shell Annual Report and Form 20-F 2012	reports.shell.com
Directors’ Remuneration Report > Data tables – Executive Directors

SHARE OPTIONS (AUDITED)

	Number of options under award as at January 1, 2012	Number of options exercised during the year	Number of options under award as at December 31, 2012	Grant price	[A]	Exercisable from date	Expiry date	Realisable gains as at December 31, 2012 (thousand)		[B]	Realised gains on share options exercised during the year (thousand)
A shares				€				€	$		€	$
Malcolm Brinded [C]	50,000	–	–	31.05		21/03/05	20/03/12	–	–		–	–
B shares				£				£	$		£	$
Peter Voser	229,866	–	229,866	15.04		05/11/07	04/11/14	1,544	2,495		–	–
Simon Henry [D]	22,728	22,728	–	12.74		19/03/06	18/03/13	–	–		235	371
	32,583	–	32,583	13.89		07/05/07	06/05/14	256	414		–	–
Malcolm Brinded [E]	229,866	229,866	–	13.89		07/05/07	06/05/14	–	–		1,825	2,925
[A]	Average of the opening and closing share prices over a period of five successive trading days prior to and including the day on which the options are granted (not at a discount).
[B]	Representing the value of unexercised share options granted in previous years at the end of the year, calculated by taking the difference between the grant price of the option and the market price of Royal Dutch Shell plc shares at December 31, 2012, multiplied by the number of shares under option at December 31, 2012. The actual gain realised, if any, will depend on the market price of Royal Dutch Shell plc shares at the time of exercise.
[C]	These share options expired unexercised during the year.
[D]	Awarded to Simon Henry prior to his appointment as an Executive Director. Simon Henry exercised 22,728 share options on August 22, 2012. The market price at the date of exercise was £23.08.
[E]	Malcolm Brinded had 229,866 share options under award as at the date he stood down as an Executive Director on March 31, 2012. He exercised these share options on April 2, 2012. The market price at the date of exercise was £21.82.

The 2012 high, low and year-end prices of Royal Dutch Shell plc

A and B shares are set out on page 92.

PENSIONS (AUDITED)	THOUSAND

					Accrued pension
	At December 31, 2012		Increase over the year		Increase over the year (excluding inflation)
	CHF	$	CHF	$	CHF	$
Peter Voser [A][D]	1,312	1,434	57	63	57	63
	£	$	£	$	£	$
Simon Henry [B][D]	386	623	33	53	22	35
Malcolm Brinded [B][C][D]	666	1,076	24	39	5	7

PENSIONS (AUDITED)	THOUSAND

	Transfer values of accrued benefits
	At December 31, 2012		At December 31, 2011		Increase over the year less Directors’ contributions		Increase in accrued pension over the year (excluding inflation) less Directors’ contributions
	CHF	$	CHF	$	CHF	$	CHF	$
Peter Voser [A]	17,758	19,406	15,665	16,647	2,017	2,204	702	767
	£	$	£	$	£	$	£	$
Simon Henry [B]	9,058	14,643	8,270	12,748	748	1,209	476	770
Malcolm Brinded [B][C]	17,487	28,269	17,260	26,606	227	367	104	168
[A]	The pension values for Peter Voser include all of his Shell pension benefits. This includes a capped defined benefit pension in the Swiss pension fund based on salary up to a cap of CHF 835,200 per annum and benefits for salary in excess of this level provided via an individual savings account and an unfunded pension promise. As at December 31, 2012, his capped defined benefit pension was CHF 435,141 per annum, and the transfer value in respect of this benefit was CHF 5,889,201. The individual savings account was worth CHF 2,581,175 at December 31, 2012. The balance of his benefits (valued at CHF 9,287,315 at December 31, 2012) will be provided through the unfunded pension arrangement.
[B]	Simon Henry and Malcolm Brinded elected to have their benefits in the Shell Contributory Pension Fund (the main UK pension arrangement) restricted to the UK applicable lifetime allowance with any excess provided from an unfunded defined benefit scheme (the Shell Supplementary Pension Plan). While Simon Henry is, and Malcolm Brinded was, working outside of the UK, in line with Shell’s general pension policy, their benefits are provided by the Shell Overseas Contributory Pension Fund rather than the Shell Contributory Pension Fund. The values of the accrued pension benefits in each plan are aggregated in the table, and not disclosed separately.
[C]	Malcolm Brinded elected to receive his retirement benefits on April 30, 2012, and commuted £120,228 per annum of his pension for a lump sum of £2,208,949. The pension amounts shown do not allow for this effect for consistency between the start-of-year and end-of-year pension figures. The transfer value at December 31, 2012, is based on Malcolm Brinded’s post-commutation pension but has then been increased to add in the value of the lump sum and the pension payments (which amounted to £363,520) he received during 2012.
[D]	Employer contributions to pension plans in respect of Executive Directors were €848,143 in 2012 (2011: €1,161,641).

reports.shell.com	Shell Annual Report and Form 20-F 2012	75
Directors’ Remuneration Report > Data tables – Non-executive Directors

DATA TABLES – NON-EXECUTIVE DIRECTORS

FEES OF NON-EXECUTIVE DIRECTORS IN OFFICE DURING 2012 (AUDITED)	THOUSAND

	2012		[D]	2011
Non-executive Directors	€	$		€	$
Josef Ackermann	145	186		137	191
Guy Elliot	165	212		157	219
Charles O. Holliday	207	266		196	272
Lord Kerr of Kinlochard [A]	80	103		214	297
Gerard Kleisterlee	145	186		145	202
Christine Morin-Postel	145	186		153	212
Jorma Ollila [B]	800	1,029		800	1,112
Sir Nigel Sheinwald [C]	69	88		–	–
Linda G. Stuntz	175	225		95	131
Jeroen van der Veer	137	176		137	191
Hans Wijers	200	258		162	226
[A]	Lord Kerr of Kinlochard stood down with effect from May 22, 2012.
[B]	Jorma Ollila receives no additional payments for chairing the Nomination and Succession Committee. He has the use of an apartment and company-provided transport between home and office. The total value of his non-cash benefits amounted to approximately €121,000. Accordingly, his total fees and non-cash benefits for 2012 were €921,000 (2011: €864,000).
[C]	Sir Nigel Sheinwald was appointed with effect from July 1, 2012.
[D]	In 2012, the total amount of fees and non-cash benefits received by NEDs was €2,389,000 (2011: €2,259,000).

Jeroen van der Veer’s long-term incentive and pension interests

The following tables show the LTIP, DBP, share option and pension interests of Jeroen van der Veer. All awards listed below were granted when Jeroen van der Veer was an Executive Director.

LONG-TERM INCENTIVE PLAN (AUDITED)
2009 to 2011
Number of A shares under award as at January 1, 2012	365,305
Original award	309,358
Dividend shares accrued in prior years	55,947
Market price at date of award	€19.40
Dividend shares accrued during the year [A]	2,560
Additional shares awarded/(lapsed) during the year [B]	(146,121)
Number of shares released during the year	221,744
Value of shares at release (thousands) [C]	€5,962
Total number of shares under award as at December 31, 2012	–
[A]	Dividend shares are performance-related and accumulate each year at an assumed notional LTIP award. Such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded but, when an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the award date.
[B]	The vesting of the 2009 LTIP award at 60% meant that 40% of the shares originally awarded have lapsed.
[C]	The vested awards were delivered on March 21, 2012. The share price used to calculate the value at release was €26.89, which was the closing price of the previous trading day on Euronext Amsterdam for Royal Dutch Shell plc A shares.

76	Shell Annual Report and Form 20-F 2012	reports.shell.com
Directors’ Remuneration Report > Data tables – Non-executive Directors

DEFERRED BONUS PLAN [A] (AUDITED)

2009 to 2011
Number of A shares under award as at January 1, 2012	142,696
Number of shares deferred from the bonus [B]	96,674
Non-performance-related matching shares awarded at grant	24,168
Dividend shares accrued in prior years [C]	21,854
Market price at date of award	€19.40
Dividend shares accrued during the year [C]	1,667
Performance-related matching shares vested during the year	21,751
Dividend shares accrued on the performance-related matching shares [D]	4,236
Number of shares released during the year	170,350
Value of shares at release (thousand) [E]	€4,580
Realised gains on deferral (thousand) [F]	€2,705
Total number of shares under award as at December 31, 2012	–
[A]	Awards made in 2009 refer to the portion of the 2008 annual bonus which was deferred, and the related accrued dividends and matching shares.
[B]	Representing the proportion of the annual bonus that has been deferred and converted into notional share entitlements (deferred bonus shares), in which there is no beneficial ownership.
[C]	Representing dividends accumulated since the award on the number of shares equal to the deferred bonus shares awarded.
[D]	Dividend shares are performance-related and accumulate each year on an assumed notional DBP award. When an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the award date.
[E]	The vested awards were delivered on March 21, 2012. The share price used to calculate the value at release was €26.89, which was the closing price of the previous trading day on Euronext Amsterdam for Royal Dutch Shell plc A shares.
[F]	Representing the difference between the value of shares released and the bonus deferred.

SHARE OPTIONS (AUDITED)	A SHARES

Awarded	2002	2003		2004
Number of options under award as at January 1, 2012	105,000	300,000		300,000
Number of options exercised during the year	–	300,000	[B]	–
Realised gains on share options exercised during the year (thousand)	–	€2,792		–
Number of options expired during the year	105,000	–		–
Number of options under award as at December 31, 2012	–	–		300,000
Grant price [A]	€31.05	€18.41		€20.65
Exercisable from date	21/03/05	19/03/06		07/05/07
Expiry date	20/03/12	18/03/13		06/05/14
[A]	The grant price is the average of the opening and closing share prices over a period of five successive trading days prior to and including the day on which the options are granted (not at a discount).
[B]	Jeroen van der Veer exercised 150,000 share options on February 13, 2012, and 150,000 share options on July 31, 2012. The market prices at the dates of exercise were €27.55 for 50,000 and €27.45 for 100,000 on February 13, 2012, and €27.94 on July 31, 2012.

PENSIONS [A] (AUDITED)						THOUSAND
	At December 31, 2012		Increase over the year		Increase/(decrease) over the year (excluding inflation)
	€	$	€	$	€	$
Accrued pension	1,569	2,070	0	0	(30)	(40)

	At December 31, 2012		At December 31, 2011		Increase over the year		Increase/(decrease) in accrued pension over the year (excluding inflation)
	€	$	€	$	€	$	€	$
Transfer value of accrued benefits	27,232	35,936	26,919	34,788	313	413	(581)	(767)
[A]	Jeroen van der Veer is a pensioner. The pension payments made to him during 2012 amounted to approximately €1,569,000. The accrued pension, excluding the impact of inflation, shows a decrease as Dutch price inflation was higher than the pension increase granted in the Dutch pension fund during the year. The transfer value shows an increase largely due to a decrease in the discount rate and addition of interest, partially offset by payments made in the year.

Signed on behalf of the Board

/s/ Michiel Brandjes

Michiel Brandjes
Company Secretary
March 13, 2013

reports.shell.com	Shell Annual Report and Form 20-F 2012	77
Corporate governance

CORPORATE GOVERNANCE

Dear Shareholders,

I am pleased to introduce this report which describes our governance arrangements and explains how they were operated during the year. We are committed to the highest standards of corporate governance and believe that such standards are essential to business integrity, performance and maintaining investors’ trust.

We fully embrace the view that good corporate governance facilitates effective, entrepreneurial and prudent management that can deliver the long-term success of the Company. As a company with a premium listing on the London Stock Exchange, we are required to report against the 2010 UK Corporate Governance Code, and I am pleased to say that we were fully compliant in 2012.

As Chairman, I regard the issue of Board succession as very important and during the year we have been busy dealing with a number of new appointments and succession issues. Following the retirement of Lord Kerr of Kinlochard at the 2012 Annual General Meeting (AGM), Hans Wijers was appointed Deputy Chairman and Senior Independent Director, and we were delighted to appoint Sir Nigel Sheinwald and Gerrit Zalm as Non-executive Directors with effect from July 2012 and January 2013 respectively. During the year we also undertook a review of the membership of the four Board committees and made a number of changes.

The Board and the Nomination and Succession Committee are very mindful of the importance of diversity within the Boardroom in general and believe that maintaining an appropriate balance of experience, skills, knowledge and background is key to effective Board performance. It believes gender diversity is an important element of this mix and we have stated our aim that by 2015 at least 25% of the Directors will be women. This is in line with the recommendations of the report by Lord Davies of Abersoch entitled “Women on Boards” (Davies Report).

I am also mindful of my responsibility to ensure that the views of shareholders are communicated to the Board and my obligation to maintain a dialogue with major shareholders, particularly on such matters as governance and strategy. I regard this as critical to developing trust and confidence, and to this end I meet regularly with major shareholders, sometimes with senior members of the management team or other Non-executive Directors of the Board. I believe this to be mutually beneficial to the Company and investors alike.

Looking forward, we will continue to strive for the highest standards of corporate governance since we believe this will help lead to the continued success of the Company.

Jorma Ollila

Chairman

March 13, 2013

Statement of Compliance

The Board confirms that throughout the year the Company has applied the main principles and complied with the relevant provisions set out in the 2010 UK Corporate Governance Code (the Code) [A]. In addition to complying with applicable corporate governance requirements in the UK, the Company must follow the rules of Euronext Amsterdam as well as Dutch securities laws because of its listing on this exchange. The Company must likewise follow US securities laws and the New York Stock Exchange (NYSE) rules and regulations because its securities are registered in the USA and listed on the NYSE.

[A]	In September 2012, the Financial Reporting Council issued an update to the 2010 UK Corporate Governance Code which applies to accounting periods beginning on or after October 1, 2012.

NYSE governance standards

In accordance with the NYSE rules for foreign private issuers, the Company follows home-country practice in relation to corporate governance. However, foreign private issuers are required to have an audit committee that satisfies the requirements of the U.S. Securities and Exchange Commission’s Rule 10A-3. The Company’s Audit Committee satisfies such requirements. The NYSE also requires a foreign private issuer to provide certain written affirmations and notices to the NYSE, as well as a summary of the ways in which its corporate governance practices differ significantly from those followed by domestic US companies under NYSE listing standards. The Company’s summary of its corporate governance differences is given below and can be found at www.shell.com/investor.

NON-EXECUTIVE DIRECTOR INDEPENDENCE

The Board follows the provisions of the Code in respect of Non-executive Director independence, which states that at least half of the Board, excluding the Chairman, should comprise Non-executive Directors determined by the Board to be independent. In the case of the Company, the Board has determined that all the Non-executive Directors are wholly independent with the exception of Jeroen van der Veer who served as Chief Executive until his retirement from that role on June 30, 2009 (see pages 78-79 for more information).

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

AUDIT COMMITTEE

As required by NYSE listing standards, the Company maintains an Audit Committee for the purpose of assisting the Board’s oversight of its financial statements, its internal audit function and its independent auditors. The Company’s Audit Committee is in full compliance with the U.S. Securities and Exchange Commission’s Rule 10A-3 and Section 303A.06 of the NYSE Listed Company Manual. However, in accordance with English law, the Company’s Audit Committee makes

78	Shell Annual Report and Form 20-F 2012	reports.shell.com
Corporate governance

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

Board structure and composition

During 2012, the Board comprised the Chairman, Jorma Ollila; two Executive Directors including the Chief Executive Officer, except for the period from January 1 to March 31 when there were three Executive Directors; and nine Non-executive Directors, including the Deputy Chairman and Senior Independent Director, except for the period from May 23 to June 30 when there were eight Non-executive Directors.

At the 2012 Annual General Meeting (AGM) on May 22, 2012, Lord Kerr of Kinlochard stood down as a Non-executive Director and Sir Nigel Sheinwald was appointed as a Non-executive Director with effect from July 1, 2012. Hans Wijers succeeded Lord Kerr as Deputy Chairman and Senior Independent Director.

A list of current Directors, including their biographies, is given on pages 52-54.

The Board recognises its collective responsibility for the long-term success of the Company. It meets eight times a year and has a formal schedule of matters reserved to it. This includes: overall strategy and management; corporate structure and capital structure; financial reporting and controls, including approval of the Annual Report and Form 20-F and interim dividends; risk management and internal controls; significant contracts; and succession planning and new Board appointments. The full list of matters reserved to the Board for decision can be found at www.shell.com/investor.

Role of Directors

The roles of the Chairman, a non-executive role, and the Chief Executive Officer are separate, and the Board has agreed their respective responsibilities.

The Chairman, Jorma Ollila, is responsible for the leadership and management of the Board and for ensuring that the Board and its committees function effectively. One way in which this is achieved is by ensuring Directors receive accurate, timely and clear information. He is also responsible for agreeing and regularly reviewing the training and development needs of each Director (see “Induction and training” on page 79) which he does with the assistance of the Company Secretary.

The Chief Executive Officer, Peter Voser, bears overall responsibility for the implementation of the strategy agreed by the Board, the operational management of the Company and the business enterprises connected with it. He is supported in this by the Executive Committee, which he chairs (see page 80).

Non-executive Directors

Non-executive Directors are appointed by the Board or by shareholders in general meeting and, in accordance with the Code, must seek re-election by shareholders on an annual basis. Their letter of appointment refers to a specific term of office, such term being subject to the provisions of the Code and the Company’s Articles of Association (the Articles). Upon appointment, Non-executive Directors confirm they are able to allocate sufficient time to meet the expectations of the role. Appointments are subject to three months’ notice and there is no compensation provision for early termination.

The Non-executive Directors bring a wide range and balance of skills and international business experience to Shell. Through their contribution to Board meetings and to the Board’s committee meetings, they are expected to challenge constructively and help develop

reports.shell.com	Shell Annual Report and Form 20-F 2012	79
Corporate governance

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

All the Non-executive Directors as at the end of 2012 are considered by the Board to be wholly independent, with the exception of Jeroen van der Veer, who served as Chief Executive until his retirement from that role on June 30, 2009. He will stand down as a Non-executive Director at the close of business of the 2013 AGM. The standard by which Directors’ independence is determined can be found at www.shell.com/investor within the terms of reference of the Nomination and Succession Committee.

Conflicts of interest

Certain statutory duties with respect to directors’ conflicts of interest are in force under the Companies Act 2006 (the Act). In accordance with the Act and the Articles, the Board may authorise any matter that otherwise may involve any of the Directors breaching his or her duty to avoid conflicts of interest. The Board has adopted a procedure to address these requirements. It includes the Directors completing detailed conflict of interest questionnaires. The matters disclosed in the questionnaires are reviewed by the Board and, if considered appropriate, authorised in accordance with the Act and the Articles. Conflicts of interest as well as any gifts and hospitality received by and provided by Directors are kept under review by the Board.

Significant commitments of the Chairman

The Chairman’s other significant commitments are given in his biography on page 52.

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

Board activities during the year

The Board met eight times during the year. Seven of the meetings were held in The Hague, the Netherlands, and one meeting was held in Perth, Australia. The agenda for each meeting included a number of regular items, including reports from each of the Board committees and from the Chief Executive Officer, the Chief Financial Officer and the other members of the Executive Committee. At most meetings the Board also considered a number of investment, divestment and financing proposals. During the year, the Board considered numerous strategic issues and approved each of the quarterly, half-year and full-year financial results and dividend announcements. Specific attention in 2012 was paid to our shipping activities, matters and projects in Alaska, Australia and Nigeria, asset integrity and process safety, CO2 management, project delivery and operational excellence, risk management and control, and safety and environmental performance. The Board received reports and presentations on all these subjects which it discussed and considered.

The Board also received regular reports from the various functions, including Corporate (which includes Human Resources, Health and Security), Finance (which includes Investor Relations) and Legal.

Induction and training

Following appointment to the Board, Directors receive a comprehensive induction tailored to their individual needs. This includes site visits and meetings with senior management to enable them to build up a detailed understanding of Shell’s business and strategy, and the key risks and issues with which they are faced. In the case of Sir Nigel Sheinwald, who was appointed during the year, site visits were arranged to Shell operations in Australia; Rotterdam, the Netherlands; Nigeria; Aberdeen, UK; and Port Arthur, USA. In addition, visits were arranged to research and development facilities in Amsterdam and Rijswijk, the Netherlands, the Company’s headquarters in The Hague and the registered office at Shell Centre, London.

Throughout the year, regular updates on developments in legal matters, governance and accounting are provided to Directors. The Board regards site visits as an integral part of ongoing Director training. Additional training is available so that Directors can update their skills and knowledge as appropriate.

Attendance at Board and Board committee meetings

Attendance during the year for all Board and Board committee meetings is given in the table below.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS [A]
	Board	Audit Committee	Corporate and Social Responsibility Committee	Nomination and Succession Committee	Remuneration Committee
Josef Ackermann	7/8			4/4	4/5
Malcolm Brinded	2/2
Guy Elliott	8/8	5/5
Simon Henry	8/8
Charles O. Holliday	8/8		4/4		5/5
Lord Kerr of Kinlochard	2/2		2/2	2/2
Gerard Kleisterlee	8/8	5/5
Christine Morin-Postel	8/8	5/5
Jorma Ollila	8/8			6/6
Sir Nigel Sheinwald	4/4		2/2
Linda G. Stuntz	8/8	5/5
Jeroen van der Veer	8/8		4/4
Peter Voser	8/8
Hans Wijers	8/8			6/6	5/5
[A]	The first figure represents attendance and the second figure the possible number of meetings. For example, 7/8 signifies attendance at seven out of eight possible meetings. Where a Director stood down from the Board or a Board committee during the year, or was appointed during the year, only meetings before standing down or after the date of appointment are shown.

80	Shell Annual Report and Form 20-F 2012	reports.shell.com
Corporate governance

Executive Committee

The Executive Committee operates under the direction of the Chief Executive Officer in support of his responsibility for the overall management of the Company’s business and affairs. The Chief Executive Officer has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders’ general meeting.

The membership of the Executive Committee is as follows:

EXECUTIVE COMMITTEE
Peter Voser	Chief Executive Officer [A][B]
Simon Henry	Chief Financial Officer [A][B]
Ben van Beurden	Downstream Director [B][C]
Matthias Bichsel	Projects & Technology Director [B]
Andrew Brown	Upstream International Director [B][D]
Hugh Mitchell	Chief Human Resources & Corporate Officer [B]
Marvin Odum	Upstream Americas Director [B]
Peter Rees	Legal Director [B]
[A]	Director of the Company.
[B]	Designated an Executive Officer pursuant to US Exchange Act Rule 3b-7. Beneficially owns less than 1% of outstanding classes of securities.
[C]	As announced on October 10, 2012, Ben van Beurden took over the responsibilities for the Downstream business as a member of the Executive Committee in succession to Mark Williams with effect from January 1, 2013.
[D]	As announced on February 22, 2012, Andrew Brown took over the responsibilities for the Upstream International business as a member of the Executive Committee with effect from April 1, 2012. Malcolm Brinded stood down as Executive Director, Upstream International with effect from this date.

Board committees

There are four Board committees made up of Non-executive Directors. These are the:

▪	Audit Committee;
▪	Corporate and Social Responsibility Committee;
▪	Nomination and Succession Committee; and
▪	Remuneration Committee.

Each of these Board committees has produced a report which is set out below and has been approved by the relevant chairman. A copy of each committee’s terms of reference is available from the Company Secretary and can be found at www.shell.com/investor.

AUDIT COMMITTEE

The members of the Audit Committee are Guy Elliott (Chairman of the Committee), Gerard Kleisterlee, Christine Morin-Postel and Linda G. Stuntz, all of whom are financially literate, independent, Non-executive Directors. For the purposes of the Code, Guy Elliott qualifies as a person with “recent and relevant financial experience” and for the purposes of US securities laws is an “audit committee financial expert”. The Committee met five times during the year; the Committee members’ attendances are shown on page 79.

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

During 2012, the Committee received comprehensive reports from management and the internal and external auditors. In particular, it reviewed regular reports on risks, controls and assurance, monitored the effectiveness of the procedures for internal control over financial reporting, reviewed the Company’s evaluation of the internal control systems as required under Section 404 of the Sarbanes-Oxley Act and discussed the Company’s annual accounts, half-year report and quarterly unaudited financial statements with management and the external auditors. It also discussed with the Chief Financial Officer, the Executive Vice President Controller, the Vice President Accounting and Reporting, and the external auditors issues that arose on accounting policies, practices and reporting, and received reports regarding the receipt, investigation and treatment of complaints regarding accounting, internal accounting controls, auditing and other matters. The Committee also reviewed the Internal Audit Department’s annual audit plan and the performance assessment of the Internal Audit function. The Committee also visited Shell’s Real Time Operation Center of the Wells Organization in Aberdeen, UK, and was updated on various matters such as strategy, controls and risk management including on process safety, resource planning and developments in drill technologies. The Committee has furthermore requested reports on such matters that it deemed appropriate.

The Committee conducted an annual evaluation of its performance and concluded that it was effective and able to fulfil its role in accordance with its terms of reference. In December 2012, the Board approved an adjustment to the Committee’s terms of reference to reflect more clearly its responsibility for monitoring the effectiveness of Shell’s system of risk management and internal control. The amended terms of reference are available from the Company Secretary and can be found at www.shell.com/investor.

External auditors

During 2012, the Committee evaluated the effectiveness of the external auditors (PricewaterhouseCoopers LLP) and, following due consideration, made a recommendation to the Board that they be reappointed for the year ending December 31, 2012. There are no contractual obligations that restrict the Committee’s ability to make such a recommendation.

The last competitive audit tender was in 2005 when PricewaterhouseCoopers LLP was first appointed as sole auditors of the Company. Their performance has been evaluated each year by the Committee. Such evaluations have taken account of the prior year’s external audit experience, feedback from management and compliance with relevant legislative, regulatory and professional requirements.

reports.shell.com	Shell Annual Report and Form 20-F 2012	81
Corporate governance

Non-audit services

The Committee has adopted a policy on the engagement of the external auditor to supply non-audit services. This policy, designed to safeguard auditor objectivity and independence, includes guidelines on permitted and non-permitted services and on services requiring specific approval by the Committee.

Examples of non-permitted services are actuarial services, bookkeeping services, valuation services (unless the services are unrelated to financial reporting), management or recruitment services, legal services and expert services unrelated to the audit, tax advice and broker or dealer, investment adviser or banking services.

For other services, because of their knowledge, experience and/or for reasons of confidentiality it can be more efficient or necessary to engage the external auditors rather than another party. Under the policy, permitted services must not present a conflict of interest. The Committee reviews quarterly reports from management on the extent of the permitted non-audit services provided in accordance with the policy or for which specific approval is being sought. Non-audit services in the following categories can be contracted without further individual prior approval provided the fee value for each contract does not exceed $500,000:

▪	tax compliance work that is part of the assurance process for the audit of the Consolidated or Parent Company Financial Statements or the accounts of subsidiaries;
▪	regulatory compliance audits; and
▪	verification of non-financial data for public disclosure.

Any other non-audit services must be specifically preapproved before the external auditor is contracted.

The scope of the permitted non-audit services contracted with the external auditors in 2012 consisted mainly of tax compliance work and the associated compensation amounted to approximately 2% of total Auditors’ remuneration.

Fees

Note 26 to the “Consolidated Financial Statements” provides the detail of the Auditors’ remuneration.

CORPORATE AND SOCIAL RESPONSIBILITY COMMITTEE

The members of the Corporate and Social Responsibility Committee are Charles O. Holliday (Chairman of the Committee), Sir Nigel Sheinwald (with effect from July 1, 2012), Jeroen van der Veer and Gerrit Zalm (with effect from January 1, 2013). Lord Kerr of Kinlochard stood down as a Director of the Company and member of the Committee with effect from the close of business of the 2012 AGM. The Committee met four times during the year; the Committee members’ attendances are shown on page 79.

The Committee has a mandate to maintain a comprehensive overview of the policies and performance of the subsidiaries of the Company with respect to the Shell General Business Principles and the Code of Conduct as well as major issues of public concern. Conclusions and recommendations made by the Committee are reported directly to executive management and the Board.

The Committee fulfils its responsibilities by reviewing the management of health, safety, security, environmental and social impacts of projects and operations. It also monitors emerging environmental and social issues. It additionally provides input into the Shell Sustainability Report and reviews a draft of the report before publication.

In addition to holding regular formal meetings, the Committee also visits Shell locations and meets with local staff and external stakeholders in order to observe how Shell’s standards regarding health, safety, security, the environment and social performance are being implemented in practice. During 2012, the Committee visited the Niger Delta, Nigeria and a production platform in the UK North Sea.

NOMINATION AND SUCCESSION COMMITTEE

The members of the Nomination and Succession Committee are Jorma Ollila (Chairman of the Committee), Josef Ackermann (with effect from May 23, 2012) and Hans Wijers. Lord Kerr of Kinlochard stood down as a Director of the Company and member of the Committee with effect from the close of business of the 2012 AGM. The Committee met six times during the year; the Committee members’ attendances are shown on page 79.

The Committee keeps under review the leadership needs of the Company and identifies and nominates suitable candidates for the Board’s approval to fill vacancies as and when they arise. In addition, it makes recommendations on who should be appointed Chairman of the Audit Committee, the Corporate and Social Responsibility Committee and the Remuneration Committee and, in consultation with the relevant chairman, recommends who should sit on the Board committees. It also makes recommendations on corporate governance guidelines, monitors compliance with corporate governance requirements and makes recommendations on disclosures connected with corporate governance and its appointment processes.

During 2012, the Committee dealt with issues related to: director search, succession and nomination; the terms of appointment for the Non-executive Directors; the appointment of the Upstream International Director and the Downstream Director; the Executive Committee talent pipeline; and the terms of reference of the Audit Committee and the Corporate and Social Responsibility Committee. It also considered the UK’s Department for Business, Innovation & Skills (BIS) Executive Pay-Shareholder Voting Rights Consultation and the 2012 UK Corporate Governance Code. Additionally, the Committee conducted an evaluation of the Company’s corporate governance arrangements, led the Board evaluation process and considered any potential conflicts of interest and the independence of the Non-executive Directors.

The Board takes the issue of Boardroom diversity very seriously and believes that maintaining an appropriate balance of experience, skills, knowledge and background is key to its effective performance. It believes gender diversity is an important element of this mix. In 2011, it issued a statement welcoming the recommendations of the Davies Report and stated that by 2015 at least 25% of the Directors would, as recommended by the report, be expected to be women. At the end of 2012 there were two women on the Board (16%).

As part of its role in identifying and nominating suitable candidates for the Board’s approval, the Nomination and Succession Committee will be reviewing candidates from a variety of backgrounds and will seek to produce a list of candidates that fully reflects the Board’s aim in relation to diversity, and in particular with reference to gender diversity. The Board will endeavour to increase the number of women Non-executive Directors from two to three by 2015.

The Committee maintains regular contact with leading global search firms (including Egon Zehnder International) to identify and consider suitable candidates who reflect the Board’s preferred profile in terms of experience, skills, knowledge, nationality and gender, however it was not considered necessary to use such services nor advertising in relation

82	Shell Annual Report and Form 20-F 2012	reports.shell.com
Corporate governance

to appointments made during the year. These firms have no other connection with the Company than that of search consultants.

REMUNERATION COMMITTEE

The members of the Remuneration Committee are Hans Wijers (Chairman of the Committee), Josef Ackermann and Charles O. Holliday. The Committee met five times during the year; the Committee members’ attendances are shown on page 79.

The Committee determines and agrees with the Board the remuneration policy for the Chairman, Chief Executive Officer and Executive Directors and, within the terms of this policy, determines their individual remuneration. The Committee also considers and advises on the terms of any contract to be offered to an Executive Director. It monitors the remuneration for other senior executives and makes recommendations. The Committee’s terms of reference were reviewed and confirmed in 2012. They are available from the Company Secretary and can be found at www.shell.com/investor.

In 2012, the Committee continued its constructive engagements with major shareholders and shareholder bodies. This dialogue will continue in 2013; after publication of the 2012 Annual Report and Form 20-F, further meetings with major shareholders are planned. The Committee will continue to monitor developments in respect of executive remuneration governance and reporting, and prepare for revised regulations in this area for the 2013 Directors’ Remuneration Report.

Further information on the work of the Committee and details of the remuneration of all the Directors for the year ended December 31, 2012, are set out in the “Directors’ Remuneration Report” beginning on page 60.

Board evaluation

The Board carried out a performance evaluation of itself, its Committees, the Chairman and each of the Directors. This was led by the Nomination and Succession Committee and, like the process in 2011, was conducted in-house. In accordance with the provisions of the Code, it is the intention to engage an external facilitator to assist in the process for 2013.

The 2012 process consisted of the Chairman holding one-to-one interviews with each of the Directors. The Directors were asked to consider certain specific matters in advance, such as the functioning and effectiveness of the Board and the major issues and challenges for 2013 and beyond. The Deputy Chairman and Senior Independent Director conducted a separate review of the Chairman’s performance which involved each Director completing a confidential questionnaire and an offer to meet and discuss any particular issues. A review of each Board committee was undertaken by the respective Committee Chairman by questionnaire discussed in the relevant committee.

The performance of the Board and the Board Committees was discussed by the Nomination and Succession Committee and the full Board. The Chairman reported on the views of the Directors in relation to: functioning and effectiveness, performance, individual contributions, major challenges for the Company in 2013 and beyond, reputation and information and training. Successes and points for further improvement were noted in each of these categories. Suggestions for 2013 included further consideration of the balance of discussion held on strategy, operational and performance matters, and an increased focus on people issues. It was concluded that while the Company faced a number of challenges and disappointments in 2012, the Board and Board committees continued to operate effectively.

The performance evaluation of the Chairman was reviewed in a session led by the Deputy Chairman with attendance by all other Directors excluding the Chairman. Directors had answered five questions concerning the performance evaluation of the Chairman (in relation to handling of the Board, representational role, internal role, suggestions for 2013 and key 2013 issues). The Board’s evaluation of the Chairman’s 2012 performance was unanimously positive. Directors noted that the Chairman was very accessible to them, the 2012 AGM had gone well, and that the external engagements by the Chairman had made a good impression. Individual Directors made a number of Board planning and meeting suggestions for consideration.

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

Results presentations and analysts’ meetings

The quarterly, half-yearly and annual results presentations as well as all major analysts’ meetings are announced in advance on the Shell website and through a regulatory release. These presentations are broadcast live via webcast and teleconference. Other meetings with analysts or investors are not normally announced in advance, nor can they be followed remotely by webcast or any other means. Procedures are in place to ensure that discussions in such meetings are always limited to non-material information or information already in the public domain.

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

Notification of major shareholdings

Information concerning notifications of major shareholdings is given on page 90.

Responsibility for preparing the annual report and accounts

Information concerning the responsibility for preparing the annual report and accounts is given on page 57.

reports.shell.com	Shell Annual Report and Form 20-F 2012	83
Corporate governance

Going concern

The Business Review on pages 8-51 includes information about Shell’s financial strategy, financial condition, and liquidity and cash flows, as well as the factors, including the principal risks, likely to affect Shell’s future development. Further information on the management of Shell’s capital structure and use of financial instruments to support its operating plan is given in Notes 15 and 21 to the “Consolidated Financial Statements” respectively.

Shell’s operating plan for the foreseeable future demonstrates its ability to operate its cash-generating activities, selling products to a diversified customer base. These activities are expected to generate sufficient cash to enable Shell to fund its investment activities, dividends and service its financing requirements. As a result, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and continue to adopt the going concern basis of accounting in preparing the financial statements contained in this Report.

Controls and procedures

The Board is responsible for maintaining a sound system of risk management and internal control, and for regularly reviewing its effectiveness. It has delegated authority to the Audit Committee to assist it in fulfilling its responsibilities in relation to internal control and financial reporting.

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

PENSION FUNDS

In general, local trustees manage the defined benefit pension funds and set the required contributions based on independent actuarial valuations in accordance with local regulations rather than the IFRS measures. For further information regarding the judgement applied in setting the actuarial assumptions and its relationship to the financial position of Shell, see Notes 3 and 18 to the “Consolidated Financial Statements”.

Shell has a number of ways to address key pension risks. Principal among these is the Pensions Forum, a joint Finance/Human Resources body, chaired by the Chief Financial Officer, which provides guidance on Shell’s input to pension strategy, policy and operation. The Forum is supported by the Pensions Risk Committee in reviewing the results of assurance processes with respect to pension risks (see “Risk factors”).

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

84	Shell Annual Report and Form 20-F 2012	reports.shell.com
Corporate governance

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

Certain subsidiaries have a mandate to trade crude oil, natural gas, LNG, refined products, chemical feedstocks, power and environmental products, and to use commodity derivatives (forwards, futures, swaps and options) as a means of managing price and timing risks arising from this trading. In effecting these transactions, the subsidiaries concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are managed within authorised limits.

Shell uses risk management systems for recording and valuing instruments. There is regular review of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques (see below), daily monitoring of trading positions against limits and marking-to-market of trading exposures with a department independent of traders reviewing the market values applied to trading exposures. Although trading losses can and do occur, the nature of Shell’s trading portfolio and its management are considered adequate mitigants against the risk of significant losses.

Shell utilises VAR techniques based on variance/covariance or Monte Carlo simulation models to make a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period and within a 95% confidence level. The calculation of the range of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Each of the models is regularly back-tested against actual fair-value movements to ensure that model integrity is maintained.

Other than in exceptional cases, the use of external derivative instruments is confined to specialist trading and central treasury organisations that have appropriate skills, experience, supervision, control and reporting systems.

Information on derivatives and other financial instruments and derivative commodity instruments is provided in Note 21 to the “Consolidated Financial Statements”.

MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES OF SHELL

As indicated in the certifications in Exhibits 12.1 and 12.2 of this Report, Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of Shell’s disclosure controls and procedures as at December 31, 2012. On the basis of that evaluation, these officers have concluded that Shell’s disclosure controls and procedures are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF SHELL

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over Shell’s financial reporting and the production of the Consolidated Financial Statements. It conducted an evaluation of the effectiveness of Shell’s internal control over financial reporting and the production of the Consolidated Financial Statements based on the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, management concluded that, as at December 31, 2012, the Company’s internal control over Shell’s financial reporting and the production of the Consolidated Financial Statements was effective.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Company’s internal control over financial reporting, as stated in their report on page 97.

THE TRUSTEE’S AND MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES FOR THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

The Trustee of the Royal Dutch Shell Dividend Access Trust (the Trustee) and Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures in respect of the Dividend Access Trust (the Trust) as at December 31, 2012. On the basis of this evaluation, these officers have concluded that the disclosure controls and procedures of the Trust are effective.

THE TRUSTEE’S AND MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

The Trustee is responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting. The Trustee and the Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, the Trustee and management concluded that, as at December 31, 2012, the Trust’s internal control over financial reporting was effective.

PricewaterhouseCoopers CI LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Trustee’s and management’s internal control over financial reporting, as stated in their report on page 168.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has not been any change in the internal control over financial reporting of Shell or the Trust that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting. Material financial information of the Trust is included in the Consolidated Financial Statements of Shell and is therefore subject to the same disclosure controls and procedures as Shell. See below and the Royal Dutch Shell Dividend Access Trust Financial Statements for additional information.

reports.shell.com	Shell Annual Report and Form 20-F 2012	85
Corporate governance

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

Under the Articles:

▪	a Director may not vote or be counted in the quorum in respect of any matter in which he or she is materially interested including any matter related to his or her own compensation;
▪	the Directors may exercise the Company’s power to borrow money provided that the borrowings of Shell shall not, without the consent of an ordinary resolution of the Company’s shareholders, exceed two times the Company’s adjusted capital and reserves (these powers relating to borrowing may only be varied by special resolution of shareholders); and
▪	Directors are not required to hold shares of the Company to qualify as a director.

RIGHTS ATTACHING TO SHARES

Dividend rights and rights to share in the Company’s profit

Under the applicable laws of England, dividends are payable on A and B shares only out of profits available for distribution, as determined in accordance with the Act and under IFRS.

Subject to the Act, if the Directors consider that the Company’s financial position justifies the payment of a dividend, the Company can pay an interim dividend. Shareholders can declare dividends by passing an ordinary resolution although such dividends cannot exceed the amount recommended by the Board.

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

The Company expects that dividends on B shares will be paid under the dividend access mechanism described below. The Articles provide that if any amount is paid by the issuer of the dividend access share by way of dividend on the dividend access share and paid by the Trustee to any holder of B shares, the dividend that the Company would otherwise pay to such holder of B shares will be reduced by an amount equal to the amount paid to such holder of B shares by the Trustee.

Dividend access mechanism for B shares

General A and B shares are identical, except for the dividend access mechanism, which will only apply to B shares. Dividends paid on A shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

It is the expectation and the intention, although there can be no certainty, that holders of B shares will receive dividends through the dividend access mechanism. Any dividends paid on the dividend access share will have a UK source for UK and Dutch tax purposes. There will be no Dutch withholding tax on such dividends and certain holders (not including US holders of B shares or B American Depositary Shares (ADSs)) will be entitled to a UK tax credit in respect of their proportional shares of such dividends. For further details regarding the tax treatment of dividends paid on the A and B shares and ADSs, refer to “Taxation” on pages 94-95.

Description of dividend access mechanism A dividend access share has been issued by The Shell Transport and Trading Company Limited (Shell Transport) to Computershare Trustees (Jersey) Limited (formerly EES Trustees International Limited) as Trustee. EES Trustees International Limited replaced Lloyds TSB Offshore Trust Company Limited as Trustee on January 26, 2012. Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access share on trust for the holders of B shares and will arrange for prompt disbursement of such dividends to holders of B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends which are unclaimed after 12 years will revert to Shell Transport. Holders of B shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend

86	Shell Annual Report and Form 20-F 2012	reports.shell.com
Corporate governance

access share. The only assets held on trust for the benefit of the holders of B shares will be dividends paid to the Trustee in respect of the dividend access share.

The declaration and payment of dividends on the dividend access share will require board action by Shell Transport and will be subject to any applicable limitations in law or in the Shell Transport articles of association in effect. In no event will the aggregate amount of the dividend paid by Shell Transport under the dividend access mechanism for a particular period exceed the aggregate of the dividend announced by the Board of the Company on B shares in respect of the same period.

Operation of the dividend access mechanism If, in connection with the announcement of a dividend by the Company on B shares, the board of Shell Transport elects to declare and pay a dividend on the dividend access share to the Trustee, the holders of B shares will be beneficially entitled to receive their share of that dividend pursuant to the declaration of trust (and arrangements will be made to ensure that the dividend is paid in the same currency in which they would have received a dividend from the Company).

If any amount is paid by Shell Transport by way of a dividend on the dividend access share and paid by the Trustee to any holder of B shares, the dividend which the Company would otherwise pay on B shares will be reduced by an amount equal to the amount paid to such holders of B shares by the Trustee.

The Company will have a full and unconditional obligation, in the event that the Trustee does not pay an amount to holders of B shares on a cash dividend payment date (even if that amount has been paid to the Trustee), to pay immediately the dividend announced on B shares. The right of holders of B shares to receive distributions from the Trustee will be reduced by an amount equal to the amount of any payment actually made by the Company on account of any dividend on B shares.

If for any reason no dividend is paid on the dividend access share, holders of B shares will only receive dividends from the Company directly. Any payment by the Company will be subject to Dutch withholding tax (unless an exemption is obtained under Dutch law or under the provisions of an applicable tax treaty).

The dividend access mechanism has been approved by the Dutch Revenue Service pursuant to an agreement (“vaststellingsovereenkomst”) with the Company and N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) dated October 26, 2004, as supplemented and amended by an agreement between the same parties dated April 25, 2005. The agreement states, among other things, that dividend distributions on the dividend access share by Shell Transport will not be subject to Dutch dividend withholding tax provided that the dividend access mechanism is structured and operated substantially as set out above. The Company may not extend the dividend access mechanism to any future issuances of B shares without the approval of the Dutch Revenue Service.

Accordingly, the Company would not expect to issue additional B shares unless that approval were obtained or the Company were to determine that the continued operation of the dividend access mechanism was unnecessary. Any further issue of B shares is subject to advance consultation with the Dutch Revenue Service.

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

Disputes between a shareholder or American Depositary Share holder and Royal Dutch Shell plc, any subsidiary, Director or professional service provider

The Articles generally require that, except as noted below, all disputes (i) between a shareholder in such capacity and the Company and/or its Directors, arising out of or in connection with the Articles or otherwise; (ii) so far as permitted by law, between the Company and any of its Directors in their capacities as such or as the Company’s employees, including all claims made by the Company or on its behalf against Directors; (iii) between a shareholder in such capacity and the Company’s professional service providers (which could include the Company’s auditors, legal counsel, bankers and ADS depositaries); and (iv) between the Company and its professional service providers arising in connection with any claim within the scope of (iii) above, shall be exclusively and finally resolved by arbitration in The Hague, the Netherlands, under the Rules of Arbitration of the International Chamber of Commerce (ICC), as amended from time to time. This would include all disputes arising under UK, Dutch or US law (including securities laws), or under any other law, between parties covered by the arbitration provision. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions, and the ability of shareholders to obtain monetary or other relief may therefore be limited and their cost of seeking and obtaining recoveries in a dispute may be higher than otherwise would be the case.

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

reports.shell.com	Shell Annual Report and Form 20-F 2012	87
Corporate governance

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

Directors have the power to convene a general meeting of shareholders at any time. In addition, Directors must convene a meeting upon the request of shareholders holding not less than 5% of the Company’s paid-up capital carrying voting rights at general meetings of shareholders pursuant to Section 303 of the Act. A request for a general meeting of shareholders must state the general nature of the business to be dealt with at the meeting, and must be authenticated by the requesting shareholders. If Directors fail to call such a meeting within 21 days from receipt of the request, the shareholders that requested the general meeting, or any of them representing more than half of the total voting rights of all shareholders that requested the meeting, may themselves convene a meeting which must be called within three months. Any such meeting must be convened in the same manner, as nearly as possible, as that in which meetings are required to be convened by the Directors.

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

Voting rights A and B shares have identical voting rights and vote together as a single class on all matters including the election of directors unless a matter affects the rights of one class as a separate class. If a resolution affects the rights attached to either class of shares as a separate class, it must be approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount, excluding any shares of that class held as treasury shares, or by special resolution passed at a separate meeting of the registered holders of the relevant class of shares.

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

On a poll, every holder of A shares or B shares present in person or by proxy has one vote for every share he or she holds. This is subject to any rights or restrictions which are given to any class of shares in accordance with the Articles. No shareholder is entitled to vote if he or she has been served with a restriction order after failure to provide the Company with information concerning interests in his or her shares required to be provided under Section 793 of the Act.

Major shareholders have no differing voting rights.

Rights in a winding up If the Company is voluntarily wound up, the liquidator can distribute to shareholders any assets remaining after the liquidator’s fees and expenses have been paid and all sums due to prior ranking creditors (as defined under the laws of England) have been paid. Under the Articles, the holders of the sterling deferred shares would be entitled (such entitlement ranking in priority to the rights of holders of ordinary shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each sterling deferred share but would not be entitled to participate further in the profits or assets of the Company. Any assets remaining after the entitlements of the holders of sterling deferred shares are satisfied would be distributed to the holders of A and B shares pro rata according to their shareholdings.

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

Variation of rights The Act provides that the Articles can be amended by a special resolution of the Company’s shareholders.

88	Shell Annual Report and Form 20-F 2012	reports.shell.com
Corporate governance

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

Threshold for disclosure of share ownership

The Disclosure and Transparency Rules of the UK’s Financial Services Authority impose an obligation on persons [A] to notify the Company of the percentage of voting rights held as a shareholder, or through the direct or indirect holding of financial instruments, if the percentage of voting rights held in the Company reaches, exceeds or falls below 3% or any 1% threshold above 3%.

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

Capital changes

The conditions imposed by the Articles for changes in capital are not more stringent than those required by the applicable laws of England.

Further information

The following information can be found at www.shell.com/investor:

▪	the terms of reference of the Audit Committee, Corporate and Social Responsibility Committee, Nomination and Succession Committee and Remuneration Committee (these documents explain the Committees’ roles and the authority the Board delegates to them);
▪	the full list of matters reserved to the Board for decision;
▪	Shell General Business Principles;
▪	Shell Code of Conduct;
▪	Code of Ethics for Executive Directors and Senior Financial Officers; and
▪	Articles of Association.

Signed on behalf of the Board

/s/ Michiel Brandjes
Michiel Brandjes
Company Secretary
March 13, 2013

reports.shell.com	Shell Annual Report and Form 20-F 2012	89
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

Nature of trading market

The Company has two classes of ordinary shares: A and B shares. The principal trading market for A shares is Euronext Amsterdam and the principal trading market for B shares is the London Stock Exchange. Ordinary shares are traded in registered form.

A and B American Depositary Shares (ADSs) are listed on the New York Stock Exchange [A]. A depositary receipt is a certificate that evidences ADSs. Depositary receipts are issued, cancelled and exchanged at the office of The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, USA, as depositary (the Depositary) under a deposit agreement between the Company, the Depositary and the holders of ADSs. Each ADS represents two €0.07 shares of Royal Dutch Shell plc deposited under the agreement. More information relating to ADSs is given on page 93.

[A]	At February 19, 2013, there were outstanding 414,589,396 A ADSs and 183,614,697 B ADSs representing 22.0% and 14.0% of the respective share capital class, held by 7,199 and 969 holders of record with an address in the USA respectively. In addition to holders of ADSs, as at February 19, 2013, there were 65,619 A shares and 763,521 B shares of €0.07 each representing 0.002% and 0.029% of the respective share capital class, held by 103 and 875 holders of record registered with an address in the USA respectively.

LISTING INFORMATION
	A shares	B shares
Ticker symbol London	RDSA	RDSB
Ticker symbol Amsterdam	RDSA	RDSB
Ticker symbol New York (ADS [A])	RDS.A	RDS.B
ISIN Code	GB00B03MLX29	GB00B03MM408
CUSIP	G7690A100	G7690A118
SEDOL Number London	B03MLX2	B03MM40
SEDOL Number Euronext	B09CBL4	B09CBN6
Weighting on FTSE as at 31/12/12	5.31%	3.85%
Weighting on AEX as at 31/12/12	13.70%	not included
[A]	Each A ADS represents two A shares of €0.07 each and each B ADS represents two B shares of €0.07 each.

Share capital

The issued and fully paid share capital of the Company as at February 19, 2013, was as follows:

SHARE CAPITAL
		Issued and fully paid
	Number	Nominal value
Ordinary shares of €0.07 each
A shares	3,772,388,687	€264,067,208
B shares	2,617,715,189	€183,240,063
Sterling deferred shares of £1 each	50,000	£50,000

The Directors may only allot new ordinary shares if they have authority from shareholders to do so. The Company seeks to renew this authority annually at its Annual General Meeting (AGM). Under the resolution passed at the Company’s 2012 AGM, the Directors were granted authority to allot ordinary shares up to an aggregate nominal amount equivalent to approximately one-third of the issued ordinary share capital of the Company (in line with the guidelines issued by institutional investors).

The following is a summary of the material terms of the Company’s ordinary shares, including brief descriptions of the provisions contained in the Articles of Association (the Articles) and applicable laws of England and Wales in effect on the date of this document. This summary does not purport to include complete statements of these provisions:

▪	upon issuance, A and B shares are fully paid and free from all liens, equities, charges, encumbrances and other interest of the Company and not subject to calls of any kind;
▪	all A and B shares rank equally for all dividends and distributions on ordinary share capital announced; and
▪	A and B shares are admitted to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. A and B shares are also admitted to trading on Euronext Amsterdam. A and B ADSs are listed on the New York Stock Exchange.

90	Shell Annual Report and Form 20-F 2012	reports.shell.com
Additional shareholder information

As at December 31, 2012, trusts and trust-like entities holding shares for the benefit of employee plans of Shell held (directly and indirectly) 84.2 million shares of the Company with an aggregate market value of $2,909 million and an aggregate nominal value of €5.9 million.

Significant shareholdings

The Company’s A and B shares have identical voting rights, and accordingly the Company’s major shareholders do not have different voting rights.

SIGNIFICANT INDIRECT AND DIRECT SHAREHOLDINGS

As at February 19, 2013, interests of major investors with 3% or more of either class of the Company’s shares is given below.

INDIRECT
	A shares		B shares			Total
	Number	%	Number	%	Number	%
BlackRock, Inc.	190,215,159	5.04	169,732,143	6.48	359,947,302	5.63
Legal & General Group plc	112,654,650	2.99	85,580,421	3.27	198,235,071	3.10
The Capital Group Companies, Inc.	83,555,345	2.21	236,641,320	9.04	320,196,665	5.01

As at February 19, 2013, direct holdings of 3% or more of either class of the Company’s shares held by registered members representing the interests of underlying investors is given below.

DIRECT
	A shares		B shares			Total
	Number	%	Number	%	Number	%
BNY (Nominees) Limited	684,582,945	18.15	355,282,916	13.57	1,039,865,861	16.27
Chase Nominees Limited	22,241,791	0.59	200,578,854	7.66	222,820,645	3.49
Chase Nominees Limited (LEND)	29,806,628	0.79	89,982,649	3.44	119,789,277	1.87
Euroclear Nederland	1,807,403,075	47.91	14,071,113	0.54	1,821,474,188	28.50
Lynchwood Nominees Limited (2006420)	32,478,265	0.86	102,681,807	3.92	135,160,072	2.12
State Street Nominees Limited (OM04)	54,054,818	1.43	133,411,145	5.10	187,465,963	2.93

NOTIFICATION OF MAJOR SHAREHOLDINGS

During the year ended December 31, 2012, the Company was notified by the following investor of its interests in the Company’s shares pursuant to Disclosure and Transparency Rule 5.

INVESTOR
	A shares		B shares			Total
	Number	%	Number	%	Number	%
The Capital Group Companies, Inc. [A]	103,649,913	2.79	248,240,789	9.44	351,890,702	5.54
[A]	The Capital Group Companies, Inc. (CGC) stated in its reason for notification to the Company that, due to a company reorganisation, Capital Research and Management Company (CRMC) and Capital Group International, Inc. (CGII) would no longer report relevant holdings under management separately. Instead the relevant holdings under management by CRMC and CGII would be reported in aggregate by CGC. It stated that it was solely for this reason (and not as a result of any additional acquisition or disposal) that CGC reported this aggregated holding.

The Company received no notifications pursuant to Disclosure and Transparency Rule 5 in the period from December 31, 2012, to February 19, 2013 (being a date not more than one month prior to the date of the Company’s Notice of AGM 2013).

reports.shell.com	Shell Annual Report and Form 20-F 2012	91
Additional shareholder information

Dividends

The following tables show the dividends on each class of share and each class of ADS for the years 2008-2012.

A AND B SHARES	$

	2012	2011	2010	2009	2008
Q1	0.43	0.42	0.42	0.42	0.40
Q2	0.43	0.42	0.42	0.42	0.40
Q3	0.43	0.42	0.42	0.42	0.40
Q4	0.43	0.42	0.42	0.42	0.40
Total announced in respect of the year	1.72	1.68	1.68	1.68	1.60

A SHARES	€ [A]

	2012	2011	2010	2009	2008
Q1	0.35	0.29	0.32	0.32	0.26
Q2	0.34	0.29	0.32	0.30	0.26
Q3	0.33	0.32	0.31	0.28	0.31
Q4	0.33	0.32	0.30	0.30	0.30
Total announced in respect of the year	1.35	1.22	1.25	1.21	1.13
Amount paid during the year	1.34	1.20	1.25	1.21	1.07
[A]	Euro equivalent, rounded to the nearest euro cent.

B SHARES	PENCE [A]

	2012	2011	2010	2009	2008
Q1	27.92	25.71	27.37	28.65	20.05
Q2	27.08	25.77	26.89	25.59	20.21
Q3	26.86	27.11	26.72	25.65	24.54
Q4	28.79	26.74	25.82	26.36	27.97
Total announced in respect of the year	110.65	105.33	106.80	106.25	92.77
Amount paid during the year	108.60	104.41	107.34	107.86	82.91
[A]	Sterling equivalent.

A AND B ADSs	$

	2012	2011	2010	2009	2008
Q1	0.86	0.84	0.84	0.84	0.80
Q2	0.86	0.84	0.84	0.84	0.80
Q3	0.86	0.84	0.84	0.84	0.80
Q4	0.86	0.84	0.84	0.84	0.80
Total announced in respect of the year	3.44	3.36	3.36	3.36	3.20
Amount paid during the year	3.42	3.36	3.36	3.32	3.12

92	Shell Annual Report and Form 20-F 2012	reports.shell.com
Additional shareholder information

High, low and year-end share prices

The following table shows the high, low and year-end prices of the Company’s registered ordinary shares:

▪	of €0.07 nominal value on the London Stock Exchange;
▪	of €0.07 nominal value on Euronext Amsterdam; and
▪	in the form of ADSs on the New York Stock Exchange (ADSs do not have a nominal value).

ANNUAL SHARE PRICES
		Euronext Amsterdam A shares			New York Stock Exchange A ADSs
	High €	Low €	Year-end €	High $	Low $	Year-end $
2008	29.63	16.25	18.75	88.73	41.62	52.94
2009	21.46	15.27	21.10	63.75	38.29	60.11
2010	25.28	19.53	24.73	68.54	49.16	66.78
2011	28.40	20.12	28.15	77.96	57.97	73.09
2012	29.18	24.30	25.98	74.51	60.62	68.95

	London Stock Exchange B shares			New York Stock Exchange B ADSs
	High pence	Low pence	Year-end pence	High $	Low $	Year-end $
2008	2,245	1,223	1,726	87.54	41.41	51.43
2009	1,897	1,315	1,812	62.26	37.16	58.13
2010	2,149	1,550	2,115	68.32	47.12	66.67
2011	2,476	1,768	2,454	78.75	58.42	76.01
2012	2,499	2,020	2,175	77.52	63.05	70.89

QUARTERLY SHARE PRICES
	Euronext Amsterdam A shares		London Stock Exchange B shares		New York Stock Exchange A ADSs		New York Stock Exchange B ADSs
	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $
2011
Q1	26.74	23.80	2,289	1,772	73.84	65.30	73.87	65.00
Q2	26.37	23.49	2,352	2,000	77.96	66.90	78.75	67.36
Q3	26.04	20.12	2,323	1,768	75.56	59.85	76.13	60.05
Q4	28.40	21.97	2,476	1,900	73.50	57.97	76.51	58.42
2012
Q1	29.18	26.07	2,499	2,187	74.51	68.36	77.52	69.46
Q2	27.12	24.30	2,286	2,020	72.07	60.62	74.19	63.05
Q3	28.99	26.53	2,384	2,170	73.96	66.51	76.13	69.04
Q4	27.32	25.29	2,271	2,093	70.61	64.17	72.67	66.25

MONTHLY SHARE PRICES
	Euronext Amsterdam A shares		London Stock Exchange B shares		New York Stock Exchange A ADSs		New York Stock Exchange B ADSs
	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $
2012
September	28.31	26.87	2,349	2,198	73.96	69.00	76.13	70.93
October	27.21	25.90	2,248	2,155	70.58	67.13	72.50	69.12
November	27.32	25.29	2,271	2,093	70.61	64.17	72.67	66.25
December	26.49	25.51	2,241	2,140	69.93	66.63	72.00	68.83
2013
January	27.06	25.85	2,375	2,165	73.00	68.35	74.95	70.48
February	26.02	24.36	2,309	2,143	70.92	64.53	72.79	66.00

reports.shell.com	Shell Annual Report and Form 20-F 2012	93
Additional shareholder information

Method of holding shares or an interest in shares

There are several ways in which Royal Dutch Shell plc registered shares or an interest in these shares can be held, including:

▪	directly as registered shares either in uncertificated form or in certificated form in a shareholder’s own name;
▪	indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act (“Wet giraal effectenverkeer”) is applicable);
▪	through the Royal Dutch Shell Corporate Nominee; and
▪	as a direct or indirect holder of either an A or a B ADS with the Depositary.

American Depositary Shares

The Depositary is the registered shareholder of the shares underlying the A or B American Depositary Shares (ADSs) and enjoys the rights of a shareholder under the Articles. Holders of ADSs will not have shareholder rights. The rights of the holder of an A or a B ADS are specified in the respective Depositary agreements with the Depositary and are summarised below.

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

FEES PAID BY HOLDERS OF ADSs

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. (See page 94.)

REIMBURSEMENTS TO THE COMPANY

The Bank of New York Mellon, as Depositary, has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the ADS programme. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay certain legal expenses and the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain costs associated with the AGM, investor relationship programmes and special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. From January 1, 2012, to February 19, 2013, the Company received $2,000,413 from the Depositary.

Scrip Dividend Programme

In September 2010, the Company introduced a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends, if approved by the Board. Only new A shares are issued under the programme, including to shareholders who hold B shares. Full details of the programme can be found at www.shell.com/dividend.

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

94	Shell Annual Report and Form 20-F 2012	reports.shell.com
Additional shareholder information

PERSONS DEPOSITING OR WITHDRAWING SHARES MUST PAY:	FOR:
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

Exchange controls and other limitations affecting security holders

Other than those individuals and entities that are subject to EU sanctions, for example regarding Iran and Syria, there is no legislative or other legal provision currently in force in the UK, the Netherlands or arising under the Articles restricting remittances to non-resident holders of the Company’s ordinary shares or affecting the import or export of capital for use by the Company.

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

DIVIDENDS PAID ON THE DIVIDEND ACCESS SHARE

There is no Dutch withholding tax on dividends on B shares or B ADSs provided that such dividends are paid on the dividend access share pursuant to the dividend access mechanism (see “Dividend access mechanism for B shares” on pages 85-86). Dividends paid on the dividend access share are treated as UK-source for tax purposes and there is no UK withholding tax on them. Also, under UK law, individual shareholders resident in the UK are entitled to a UK tax credit with dividends paid on the dividend access share. The amount of the UK tax credit is 10/90ths of the cash dividend; it is not repayable when it exceeds the individual’s UK tax liability. In 2012, all dividends with respect to B shares and B ADSs were paid on the dividend access share pursuant to the dividend access mechanism.

DUTCH WITHHOLDING TAX

When Dutch withholding tax applies on dividends paid to a US holder (that is, dividends on A shares or A ADSs, or on B shares or B ADSs that are not paid on the dividend access share pursuant to the dividend access mechanism), the US holder will be subject to Dutch withholding tax at the rate of 15%. A US holder who is entitled to the benefits of the 1992 Double Taxation Convention (the Convention) between the USA and the Netherlands as amended by the protocol signed on March 8, 2004, will be entitled to a reduction in the Dutch withholding tax, either by way of a full or a partial exemption at source or by way of a partial refund or a credit as follows:

▪	if the US holder is an exempt pension trust as described in article 35 of the Convention, or an exempt organisation as described in article 36 thereof, the US holder will be exempt from Dutch withholding tax; or
▪	if the US holder is a company that holds directly at least 10% of the voting power in the Company, the US holder will be subject to Dutch withholding tax at a rate not exceeding 5%.

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

When Dutch withholding tax applies on dividends paid to UK-resident holders (that is, dividends on A shares or A ADSs, or on B shares or B ADSs that are not paid on the dividend access share pursuant to the dividend access mechanism), the dividend will typically be subject to withholding tax at a rate of 15%. Such UK holder will be entitled to a credit (not repayable) for withholding tax against their UK tax liability. However, from July 1, 2009, certain corporate shareholders are, subject to conditions, exempt from UK tax on dividends. Withholding tax suffered cannot be offset against such exempt dividends. Pension funds meeting certain defined criteria can, however, claim a full refund of the dividend tax withheld. Also, resident corporate shareholders holding at least a 5% shareholding and meeting other defined criteria are exempted at source from dividend tax.

For shareholders who are resident in any other country, the availability of a whole or partial exemption or refund of Dutch withholding tax is governed by Dutch tax law and/or the tax convention, if any, between the Netherlands and the country of the shareholder’s residence.

SCRIP DIVIDEND PROGRAMME

As mentioned on pages 56 and 93, in September 2010 the Company introduced a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends, if approved by the Board. Only new A shares are issued under the programme, including to shareholders who hold B shares.

reports.shell.com	Shell Annual Report and Form 20-F 2012	95
Additional shareholder information

The tax consequences of electing to receive new A shares in place of a cash dividend will depend on individual circumstances.

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

CAPITAL GAINS TAX

For the purposes of UK capital gains tax, the market values [A] of the shares of the former public parent companies of the Royal Dutch/Shell Group at the relevant dates were:

£

	March 31, 1982	July 20, 2005
Royal Dutch Petroleum Company
(N.V. Koninklijke Nederlandsche
Petroleum Maatschappij) which ceased to exist on December 21, 2005	1.1349	17.6625
The “Shell” Transport and Trading Company, p.l.c.
which delisted on July 19, 2005	1.4502	Not applicable
[A]	Restated where applicable to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure in 2005, when Royal Dutch Shell plc became the single parent company of Royal Dutch Petroleum Company and of The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, and one share in Royal Dutch Petroleum Company was exchanged for two Royal Dutch Shell plc A shares and one share in The “Shell” Transport and Trading Company, p.l.c. was exchanged for 0.287333066 Royal Dutch Shell plc B shares.

FINANCIAL CALENDAR
Financial year ends	December 31, 2012
Announcements
Full year results for 2012	January 31, 2013
First quarter results for 2013	May 2, 2013
Second quarter results for 2013	August 1, 2013
Third quarter results for 2013	October 31, 2013
Dividend timetable [A]
2012 Fourth quarter interim [B]
Announced	January 31, 2013
Ex-dividend date	February 13, 2013
Record date	February 15, 2013
Scrip reference share price announcement date	February 20, 2013
Closing date for scrip election and currency election [C]	March 1, 2013
Euro and sterling equivalents announcement date	March 8, 2013
Payment date	March 28, 2013

2013 First quarter interim
Announced	May 2, 2013
Ex-dividend date	May 15, 2013
Record date	May 17, 2013
Scrip reference share price announcement date	May 22, 2013
Closing date for scrip election and currency election [C]	June 3, 2013
Euro and sterling equivalents announcement date	June 10, 2013
Payment date	June 27, 2013

2013 Second quarter interim
Announced	August 1, 2013
Ex-dividend date	August 14, 2013
Record date	August 16, 2013
Scrip reference share price announcement date	August 21, 2013
Closing date for scrip election and currency election [C]	September 2, 2013
Euro and sterling equivalents announcement date	September 9, 2013
Payment date	September 26, 2013

2013 Third quarter interim
Announced	October 31, 2013
Ex-dividend date	November 13, 2013
Record date	November 15, 2013
Scrip reference share price announcement date	November 20, 2013
Closing date for scrip election and currency election [C]	November 29, 2013
Euro and sterling equivalents announcement date	December 6, 2013
Payment date	December 23, 2013

Annual General Meeting	May 21, 2013
[A]	This timetable is the intended timetable as announced on November 1, 2012.
[B]	The Directors do not propose to recommend any further distribution in respect of 2012.
[C]	Different scrip and dividend currency election dates may apply to shareholders holding shares in a securities account with a bank or other financial institution ultimately holding through Euroclear Nederland. Such shareholders can obtain the applicable deadlines from their broker, financial intermediary, bank or other financial institution where they hold their securities account. A different scrip election date may also apply to registered and non-registered ADS holders. Registered ADS holders can contact The Bank of New York Mellon for the applicable deadline. Non-registered ADS holders can contact their broker, financial intermediary, bank or other financial institution for the applicable election deadline.

96	Shell Annual Report and Form 20-F 2012	reports.shell.com
Report on the Annual Report and Accounts

REPORT ON THE ANNUAL REPORT AND ACCOUNTS

Independent auditors’ report to the members of Royal Dutch Shell plc

We have audited the Consolidated Financial Statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively Shell) for the year ended December 31, 2012, which comprise the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As explained more fully in the statement of the Directors’ responsibilities in respect of the preparation of the financial statements set out on page 57, the Directors are responsible for the preparation of the Consolidated Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Consolidated Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

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

SCOPE OF THE AUDIT OF THE FINANCIAL STATEMENTS

An audit involves obtaining evidence about the amounts and disclosures in the Consolidated Financial Statements sufficient to give reasonable assurance that the Consolidated Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to Shell’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the Consolidated Financial Statements. In addition, we read all the financial and non-financial information in the Royal Dutch Shell plc Annual Report and Form 20-F for 2012 to identify material inconsistencies with the audited Consolidated Financial Statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

OPINION ON FINANCIAL STATEMENTS

In our opinion the Consolidated Financial Statements:

▪	give a true and fair view of the state of Shell’s affairs as at December 31, 2012, and of its income and cash flows for the year then ended;
▪	have been properly prepared in accordance with IFRSs as adopted by the European Union; and
▪	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the lAS Regulation.

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

OPINION ON OTHER MATTERS PRESCRIBED BY THE COMPANIES ACT 2006

In our opinion the information given in the Report of the Directors for the financial year for which the Consolidated Financial Statements are prepared is consistent with the Consolidated Financial Statements.

MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

▪	certain disclosures of Directors’ remuneration specified by law are not made; or
▪	we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

▪	the Directors’ statement, set out on page 83, in relation to going concern;
▪	the part of the Corporate Governance Statement relating to the Company’s compliance with the nine provisions of the UK Corporate Governance Code specified for our review; and
▪	certain elements of the report to shareholders by the Board on Directors’ remuneration.

OTHER MATTER

We have reported separately on the Parent Company Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2012, and on the information in the Directors’ Remuneration Report that is described as having been audited.

Stephen Johnson (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

March 13, 2013

Note:

▪	The report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2012 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2012.
▪	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) are the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Consolidated Financial Statements since they were initially presented on the website.
▪	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

reports.shell.com	Shell Annual Report and Form 20-F 2012	97
Report on the Annual Report on Form 20-F

REPORT ON THE ANNUAL REPORT ON FORM 20-F

Report of independent registered public accounting firm

TO THE BOARD OF DIRECTORS AND ROYAL DUTCH SHELL PLC SHAREHOLDERS

In our opinion, the accompanying Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheets, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements present fairly, in all material respects, the financial position of Royal Dutch Shell plc (the Company) and its subsidiaries at December 31, 2012, and December 31, 2011, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting of Shell set out on page 84. Our responsibility is to express opinions on these Consolidated Financial Statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP

London

March 13, 2013

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2012 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2012.

98	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

99	Consolidated Statement of Income
99	Consolidated Statement of Comprehensive Income
100	Consolidated Balance Sheet
101	Consolidated Statement of Changes in Equity
102	Consolidated Statement of Cash Flows
103	Notes to the Consolidated Financial Statements
103	Note 1 Basis of preparation
103	Note 2 Accounting policies
108	Note 3 Key accounting estimates and judgements
110	Note 4 Segment information
112	Note 5 Employees, Directors and Senior Management
113	Note 6 Interest and other income
113	Note 7 Interest expense
114	Note 8 Intangible assets
114	Note 9 Property, plant and equipment
116	Note 10 Joint ventures and associates
118	Note 11 Investments in securities
118	Note 12 Trade and other receivables
119	Note 13 Inventories
119	Note 14 Cash and cash equivalents
119	Note 15 Debt and lease arrangements
122	Note 16 Trade and other payables
122	Note 17 Taxation
124	Note 18 Retirement benefits
127	Note 19 Decommissioning and other provisions
128	Note 20 Share capital
128	Note 21 Financial instruments and other derivative contracts
132	Note 22 Share-based compensation plans and shares held in trust
134	Note 23 Other reserves
135	Note 24 Dividends
136	Note 25 Legal proceedings and other contingencies
136	Note 26 Auditors’ remuneration
136	Note 27 Earnings per share
137	Note 28 Post-balance sheet events

reports.shell.com	Shell Annual Report and Form 20-F 2012	99
Consolidated Financial Statements

CONSOLIDATED STATEMENT OF INCOME	$ MILLION

	NOTES	2012	2011	2010
Revenue		467,153	470,171	368,056
Share of profit of equity-accounted investments	10	8,948	8,737	5,953
Interest and other income	6	5,599	5,581	4,143
Total revenue and other income		481,700	484,489	378,152
Purchases		369,725	370,044	283,176
Production and manufacturing expenses		26,280	26,458	24,458
Selling, distribution and administrative expenses		14,616	14,335	15,528
Research and development		1,314	1,125	1,019
Exploration		3,104	2,266	2,036
Depreciation, depletion and amortisation		14,615	13,228	15,595
Interest expense	7	1,757	1,373	996
Income before taxation		50,289	55,660	35,344
Taxation	17	23,449	24,475	14,870
Income for the period	4	26,840	31,185	20,474
Income attributable to non-controlling interest		248	267	347
Income attributable to Royal Dutch Shell plc shareholders		26,592	30,918	20,127

All results are from continuing activities.

EARNINGS PER SHARE	$

	NOTES	2012	2011	2010
Basic earnings per share	27	4.25	4.98	3.28
Diluted earnings per share	27	4.24	4.97	3.28

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME				$ MILLION

	NOTES	2012	2011	2010
Income for the period		26,840	31,185	20,474
Other comprehensive income, net of tax:	23
Currency translation differences		1,644	(3,328)	(142)
Unrealised (losses)/gains on securities		(815)	1,684	(298)
Cash flow hedging gains/(losses)		31	(222)	(2)
Share of other comprehensive (loss)/income of equity-accounted investments		(222)	60	488
Other comprehensive income/(loss) for the period		638	(1,806)	46
Comprehensive income for the period		27,478	29,379	20,520
Comprehensive income attributable to non-controlling interest		300	(348)	389
Comprehensive income attributable to Royal Dutch Shell plc shareholders		27,178	29,727	20,131

The Notes on pages 103 to 137 form an integral part of these Consolidated Financial Statements.

100	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET	$ MILLION

	NOTES	Dec 31, 2012	Dec 31, 2011
Assets
Non-current assets
Intangible assets	8	4,470	4,521
Property, plant and equipment	9	172,293	152,081
Equity-accounted investments	10	38,350	37,990
Investments in securities	11	4,867	5,492
Deferred tax	17	4,045	4,732
Retirement benefits	18	12,575	11,408
Trade and other receivables	12	8,991	9,256
		245,591	225,480
Current assets
Inventories	13	30,781	28,976
Trade and other receivables	12	65,403	79,509
Cash and cash equivalents	14	18,550	11,292
		114,734	119,777
Total assets		360,325	345,257
Liabilities
Non-current liabilities
Debt	15	29,921	30,463
Trade and other payables	16	4,175	4,921
Deferred tax	17	15,590	14,649
Retirement benefits	18	6,298	5,931
Decommissioning and other provisions	19	17,435	15,631
		73,419	71,595
Current liabilities
Debt	15	7,833	6,712
Trade and other payables	16	72,839	81,846
Taxes payable	17	12,684	10,606
Retirement benefits	18	402	387
Decommissioning and other provisions	19	3,221	3,108
		96,979	102,659
Total liabilities		170,398	174,254
Equity
Share capital	20	542	536
Shares held in trust	22	(2,287)	(2,990)
Other reserves	23	10,021	8,984
Retained earnings		180,218	162,987
Equity attributable to Royal Dutch Shell plc shareholders		188,494	169,517
Non-controlling interest		1,433	1,486
Total equity		189,927	171,003
Total liabilities and equity		360,325	345,257

Signed on behalf of the Board /s/ Simon Henry
Simon Henry
Chief Financial Officer
March 13, 2013

The Notes on pages 103 to 137 form an integral part of these Consolidated Financial Statements.

reports.shell.com	Shell Annual Report and Form 20-F 2012	101
Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	$ MILLION

		Equity attributable to Royal Dutch Shell plc shareholders
	Share capital (see Note 20)	Shares held in trust (see Note 22)	Other reserves (see Note 23)	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2012	536	(2,990)	8,984	162,987	169,517	1,486	171,003
Comprehensive income for the period	–	–	586	26,592	27,178	300	27,478
Capital contributions from, and other changes in, non-controlling interest	–	–	–	39	39	(61)	(22)
Dividends paid (see Note 24)	–	–	–	(10,955)	(10,955)	(292)	(11,247)
Scrip dividends (see Note 24)	9	–	(9)	3,565	3,565	–	3,565
Repurchases of shares	(3)	–	3	(1,728)	(1,728)	–	(1,728)
Shares held in trust: net sales and dividends received	–	703	–	150	853	–	853
Share-based compensation	–	–	457	(432)	25	–	25
At December 31, 2012	542	(2,287)	10,021	180,218	188,494	1,433	189,927
At January 1, 2011	529	(2,789)	10,094	140,179	148,013	1,767	149,780
Comprehensive income for the period	–	–	(1,191)	30,918	29,727	(348)	29,379
Capital contributions from, and other changes in, non-controlling interest	–	–	–	41	41	505	546
Dividends paid (see Note 24)	–	–	–	(10,457)	(10,457)	(438)	(10,895)
Scrip dividends (see Note 24)	10	–	(10)	3,580	3,580	–	3,580
Repurchases of shares	(3)	–	3	(1,106)	(1,106)	–	(1,106)
Shares held in trust: net (purchases)/sales and dividends received	–	(201)	–	142	(59)	–	(59)
Share-based compensation	–	–	88	(310)	(222)	–	(222)
At December 31, 2011	536	(2,990)	8,984	162,987	169,517	1,486	171,003
At January 1, 2010	527	(1,711)	9,982	127,633	136,431	1,704	138,135
Comprehensive income for the period	–	–	4	20,127	20,131	389	20,520
Capital contributions from, and other changes in, non-controlling interest	–	–	–	283	283	69	352
Dividends paid (see Note 24)	–	–	–	(10,196)	(10,196)	(395)	(10,591)
Scrip dividends (see Note 24)	2	–	(2)	612	612	–	612
Shares held in trust: net (purchases)/sales and dividends received	–	(1,078)	–	1,521	443	–	443
Share-based compensation	–	–	110	199	309	–	309
At December 31, 2010	529	(2,789)	10,094	140,179	148,013	1,767	149,780

The Notes on pages 103 to 137 form an integral part of these Consolidated Financial Statements.

102	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS	$ MILLION

	NOTES	2012	2011	2010
Cash flow from operating activities
Income for the period		26,840	31,185	20,474
Adjustment for:
Current taxation		22,722	23,009	16,384
Interest expense (net)		1,543	1,164	842
Depreciation, depletion and amortisation		14,615	13,228	15,595
Net gains on sale of assets		(4,228)	(4,485)	(3,276)
Increase in inventories		(1,746)	(1,930)	(2,888)
Decrease/(increase) in accounts receivable		14,145	(10,109)	(11,931)
(Decrease)/increase in accounts payable and accrued liabilities		(9,008)	5,568	8,890
Share of profit of equity-accounted investments		(8,948)	(8,737)	(5,953)
Dividends received from equity-accounted investments		10,573	9,681	6,519
Deferred taxation and decommissioning and other provisions		461	1,768	(1,934)
Other		201	(949)	(10)
Net cash from operating activities (pre-tax)		67,170	59,393	42,712
Taxation paid		(21,030)	(22,622)	(15,362)
Net cash from operating activities		46,140	36,771	27,350
Cash flow from investing activities
Capital expenditure	4	(32,576)	(26,301)	(26,940)
Investments in equity-accounted investments	4	(3,028)	(1,886)	(2,050)
Proceeds from sale of assets		6,346	6,990	3,325
Proceeds from sale of equity-accounted investments		698	468	3,591
Proceeds from (purchases)/sale of securities (net)		(86)	90	(34)
Interest received		193	196	136
Net cash used in investing activities		(28,453)	(20,443)	(21,972)
Cash flow from financing activities
Net (decrease)/increase in debt with maturity period within three months		(165)	(3,724)	4,647
Other debt:
New borrowings		5,108	1,249	7,849
Repayments		(4,960)	(4,649)	(3,240)
Interest paid		(1,428)	(1,665)	(1,312)
Change in non-controlling interest		23	8	381
Cash dividends paid to:
Royal Dutch Shell plc shareholders	24	(7,390)	(6,877)	(9,584)
Non-controlling interest		(292)	(438)	(395)
Repurchases of shares		(1,492)	(1,106)	–
Shares held in trust: net (purchases)/sales and dividends received		(34)	(929)	187
Net cash used in financing activities		(10,630)	(18,131)	(1,467)
Currency translation differences relating to cash and cash equivalents		201	(349)	(186)
Increase/(decrease) in cash and cash equivalents	15	7,258	(2,152)	3,725
Cash and cash equivalents at January 1		11,292	13,444	9,719
Cash and cash equivalents at December 31		18,550	11,292	13,444

The Notes on pages 103 to 137 form an integral part of these Consolidated Financial Statements.

reports.shell.com	Shell Annual Report and Form 20-F 2012	103
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

Under the provisions of the Companies Act 2006 and Article 4 of the International Accounting Standards (IAS) Regulation, the Consolidated Financial Statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively known as Shell) have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to Shell, there are no material differences from IFRS as issued by the International Accounting Standards Board (IASB); therefore, the Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

As described in the accounting policies in Note 2, the Consolidated Financial Statements have been prepared under the historical cost convention except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods presented and there were no material changes during 2012.

The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 13, 2013.

Accounting standards not yet adopted

Revised IAS 19 Employee Benefits was issued during 2011 and will be adopted, with retrospective effect, from 2013. The revision eliminates the use of the corridor method of accounting for actuarial gains and losses arising in connection with defined benefit plans and introduces changes to the way in which such plans are accounted for in income and other comprehensive income. As presented in Note 18, unrecognised net actuarial losses and past service costs were $19,266 million at December 31, 2012; after deferred taxation impacts of $5,521 million, Shell’s total equity would have been reduced by $13,745 million had the revised standard been applied at that date. The impact of the change on Shell’s income for 2011 and 2012 is not significant.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and revised standards IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures were issued during 2011 and will be adopted in 2013. The standards reinforce the principles for determining when an investor controls another entity, amend in certain cases the accounting for arrangements where an investor has joint control and introduce changes to certain disclosures. The impact of the changes on the accounting for Shell’s interests is not significant.

IFRS 13 Fair Value Measurement was issued during 2011 and will be adopted, with prospective effect, from 2013. The standard affects nearly all instances where assets and liabilities are currently recognised or disclosed at fair value, primarily by refining the measurement concept to represent an asset or liability’s exit value. The standard also introduces certain additional considerations to the measurement process. The impact of the changes for Shell is not significant.

Revised standards IAS 32 Financial Instruments: Presentation and IFRS 7 Financial Instruments: Disclosures were issued during 2011 and will be adopted, with retrospective effect, in 2014 and 2013 respectively. The revisions amend the requirements for the offsetting of certain financial assets and financial liabilities and related disclosures. The impact of the changes is currently under review, although adoption of these revised standards will not affect Shell’s income for the period or total equity.

IFRS 9 Financial Instruments, as issued in 2009 and revised in 2010, is required to be adopted by 2015. The standard’s impact on Shell is principally limited to its investments in securities, some of which may be measured differently under the standard; the full impact of the changes in accounting for financial instruments will not be known until the IASB’s project has been completed.

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

Nature of operations and segmental reporting

Shell is engaged in the principal aspects of the oil and gas industry in more than 70 countries and reports its business through three segments. Upstream combines the operating segments Upstream International and Upstream Americas, which have similar characteristics and are engaged in exploring for and recovering crude oil and natural gas; the liquefaction and transportation of gas; the extraction of bitumen from oil sands that

104	Shell Annual Report and Form 20-F 2012	reports.shell.com
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

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Net capital investment is defined as capital expenditure as reported in the Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals; exploration expense excluding exploration wells written off; investments in equity-accounted investments; and leases and other items. CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

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

Revenue resulting from the production of oil and natural gas from properties in which Shell has an interest with partners in joint ventures is recognised on the basis of Shell’s working interest (entitlement method). Revenue resulting from the production of oil and natural gas under production-sharing contracts is recognised for those amounts relating to Shell’s cost recoveries and Shell’s share of the remaining production. Gains and losses on derivative contracts and the revenue and costs associated with other contracts that are classified as held for trading purposes are reported on a net basis in the Consolidated Statement of Income. Purchases and sales of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock for refinery operations are presented net in the Consolidated Statement of Income.

Property, plant and equipment and intangible assets

A – RECOGNITION

Property, plant and equipment comprise assets owned by Shell, assets held by Shell under finance leases and assets operated by Shell as contractor in production-sharing contracts. They include rights and concessions in respect of properties with proved reserves (proved properties) and with no proved reserves (unproved properties). Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recognised in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see “Provisions”), certain development costs (see “Research and development”) and the effects of associated cash flow hedges (see “Derivative contracts”) as applicable. The accounting for exploration costs is described separately below (see “Exploration costs”). Intangible assets include goodwill, capitalised software costs and trademarks. Interest is capitalised, as an increase in property, plant and equipment, on major capital projects during construction.

Property, plant and equipment and intangible assets are subsequently carried at cost less accumulated depreciation, depletion and amortisation (including any impairment). Gains and losses on disposals are determined by comparing the proceeds with the carrying amounts of assets sold and are recognised in income, within interest and other income.

B – DEPRECIATION, DEPLETION AND AMORTISATION

Property, plant and equipment related to hydrocarbon production activities are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, except in the case of assets whose useful lives differ from the lifetime of the field, in which case the straight-line method is applied. Rights and concessions in respect of proved properties are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Where individually insignificant, unproved properties may be grouped and depreciated based on factors such as the average concession term and past experience of recognising proved reserves.

Other property, plant and equipment and intangible assets are depreciated and amortised on a straight-line basis over their estimated useful lives, except for goodwill, which is not amortised. They include major inspection costs, which are depreciated over the estimated period before the next planned major inspection (three to five years), and the following:

Asset type	Useful life
Upgraders	30 years
Refineries and chemical plants	20 years
Retail service stations	15 years
Property, plant and equipment held under finance leases	lease term
Software	5 years
Trademarks	40 years

reports.shell.com	Shell Annual Report and Form 20-F 2012	105
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

Estimates of the useful lives and residual values of property, plant and equipment and intangible assets are reviewed annually and adjusted if appropriate.

C – IMPAIRMENT

The carrying amount of goodwill is tested for impairment annually; in addition, assets other than unproved properties (see “Exploration costs”) are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs to sell and value-in-use.

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

Joint ventures and associates

Arrangements under which Shell has contractually agreed to share control with another party or parties are joint ventures, which may be incorporated (jointly controlled entities) or unincorporated (jointly controlled assets). Investments in entities over which Shell has the right to exercise significant influence but not control are classified as associates.

Interests in jointly controlled entities and associates are accounted for using the equity method, under which the investment is initially recognised at cost and subsequently adjusted for the Shell share of post-acquisition income less dividends received and the Shell share of other comprehensive income and other movements in equity, together with any loans of a long-term investment nature. Interests in jointly controlled assets are recognised by including the Shell share of assets, liabilities, income and expenses on a line-by-line basis. Where necessary, adjustments are made to the financial statements of joint ventures and associates to bring the accounting policies used into line with those of Shell. In an exchange of assets and liabilities for an interest in a jointly controlled entity, the non-Shell share of any excess of the fair value of the assets and liabilities transferred over the pre-exchange carrying amounts is recognised in income. Unrealised gains on other transactions between Shell and its joint ventures and associates are eliminated to the extent of Shell’s interest in them; unrealised losses are treated similarly but may also result in an assessment of whether the asset transferred is impaired.

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

106	Shell Annual Report and Form 20-F 2012	reports.shell.com
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

reports.shell.com	Shell Annual Report and Form 20-F 2012	107
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 2 continued]

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, including offsetting bank overdrafts, short-term deposits, money market funds and similar instruments that have a maturity of three months or less at the date of acquisition.

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

Provisions

Provisions are recognised at the balance sheet date at management’s best estimate of the expenditure required to settle the present obligation. Non-current amounts are discounted at a rate intended to reflect the time value of money. Specific details for decommissioning and restoration costs are described below. The carrying amounts of provisions are regularly reviewed and adjusted for new facts or changes in law or technology.

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

108	Shell Annual Report and Form 20-F 2012	reports.shell.com
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

Other provisions are recognised in income in the period in which an obligation arises and the amount can be reasonably estimated. Provisions are measured based on current legal requirements and existing technology where applicable. Recognition of any joint and several liability is based on management’s best estimate of the final pro rata share of the liability. Provisions are determined independently of expected insurance recoveries. Recoveries are recognised and reported as separate events and brought into account when virtually certain of realisation.

Shares held in trust

Shares in the Company held by employee share ownership trusts are not included in assets but are reflected at cost as a deduction from equity as shares held in trust.

Research and development

Development costs that are expected to generate probable future economic benefits are capitalised as intangible assets. All other research and development expenditure is recognised in income as incurred.

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

Currency translation

Foreign currency transactions are translated using the exchange rate at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at quarter-end exchange rates of monetary assets and liabilities denominated in foreign currencies (including those in respect of inter-company balances unless related to quasi-equity loans) are recognised in income, except when deferred in equity as qualifying cash flow hedges, and presented within interest and other income or within purchases where not related to financing. Share capital issued in currencies other than the dollar is translated at the exchange rate at the date of issue.

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

reports.shell.com	Shell Annual Report and Form 20-F 2012	109
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 3 continued]

Changes to estimates of proved developed reserves affect prospectively the amounts of depreciation, depletion and amortisation charged and, consequently, the carrying amounts of exploration and production assets. It is expected, however, that in the normal course of business the diversity of the asset portfolio will limit the effect of such revisions. The outcome of, or assessment of plans for, exploration or appraisal activity may result in the related capitalised exploration drilling costs being recorded in income in that period.

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

Defined benefit pension plans

The amounts reported for employee retirement plans are presented in Note 18. Defined benefit plan assets and obligations are subject to significant volatility as market values and actuarial assumptions change. Under the accounting policy applied, volatility in the amounts recognised in the Consolidated Financial Statements is reduced as the methodology provides for unexpected changes in the amount of plan assets and benefit obligation (actuarial gains and losses) to be amortised over the expected average remaining working lives of the employees participating in the plan rather than being recognised immediately in the Consolidated Financial Statements.

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

Pension expense for these plans principally represents the change in actuarial present value of the obligation for benefits based on employee service during the year and the interest on the obligation in respect of employee service in previous years, net of the expected return on plan assets. The calculations are sensitive to changes in the assumptions made regarding future outcomes. Substantial judgement is required in determining the assumptions, which vary for the different plans to reflect local conditions but are determined under a common process in consultation with independent actuaries. The principal assumptions and their bases include:

▪	rates of increase in pensionable remuneration: historical outturns and management’s long-term expectation;
▪	mortality rates: the latest available standard mortality tables for the individual countries concerned. The assumptions for each country are reviewed each year and are adjusted where necessary to reflect changes in fund experience and actuarial recommendations;
▪	discount rates used to convert future cash flows to current values: prevailing long-term AA corporate bond yields, which can be volatile, chosen to match the duration of the relevant obligation; and
▪	expected rates of return on plan assets: a projection of real long-term bond yields and an equity risk premium, which are combined with local inflation assumptions and applied to the actual asset mix of each plan. The amount of the expected return on plan assets is calculated using the expected rate of return for the year and the fair value of assets at the beginning of the year.

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

110	Shell Annual Report and Form 20-F 2012	reports.shell.com
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

Taxation

Tax liabilities are recognised when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This requires the application of judgement as to the ultimate outcome, which can change over time depending on facts and circumstances. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognised in income in the period in which the change occurs.

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

Information about taxation charges, deferred tax liabilities and recognised and unrecognised deferred tax assets is presented in Note 17.

4 SEGMENT INFORMATION

A – Income information by business segment

2012	$ MILLION

	Upstream	Downstream	Corporate	Total
Revenue and other income
Revenue
Third party	43,431	423,638	84	467,153
Inter-segment	51,119	772	–
Share of profit/(loss) of equity-accounted investments	8,001	1,240	(293)	8,948
Interest and other income	4,836	305	458	5,599
Total				481,700
Earnings on a current cost of supplies basis	22,162	5,350	(209)	27,303
Other items
Depreciation, depletion and amortisation charge of which:	11,387	3,083	145	14,615
Impairment losses	980	138	3	1,121
Impairment reversals	–	24	–	24
Interest expense	774	89	894	1,757
Taxation charge/(credit)	23,630	1,129	(1,310)	23,449

2011	$ MILLION

	Upstream	Downstream	Corporate	Total
Revenue and other income
Revenue
Third party	42,260	427,864	47	470,171
Inter-segment	49,431	782	–
Share of profit/(loss) of equity-accounted investments	7,127	1,896	(286)	8,737
Interest and other income	4,150	1,106	325	5,581
Total				484,489
Earnings on a current cost of supplies basis	24,455	4,289	86	28,830
Other items
Depreciation, depletion and amortisation charge of which:	8,827	4,251	150	13,228
Impairment losses	325	1,194	–	1,519
Impairment reversals	–	4	–	4
Interest expense	756	83	534	1,373
Taxation charge/(credit)	23,994	1,632	(1,151)	24,475

reports.shell.com	Shell Annual Report and Form 20-F 2012	111
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 4 continued]

2010	$ MILLION

	Upstream	Downstream	Corporate	Total
Revenue and other income
Revenue
Third party	32,395	335,604	57	368,056
Inter-segment	35,803	612	–
Share of profit/(loss) of equity-accounted investments	4,900	1,167	(114)	5,953
Interest and other income	3,616	418	109	4,143
Total				378,152
Earnings on a current cost of supplies basis	15,935	2,950	91	18,976
Other items
Depreciation, depletion and amortisation charge of which:	11,144	4,254	197	15,595
Impairment losses	1,724	1,192	39	2,955
Impairment reversals	40	8	–	48
Interest expense	663	84	249	996
Taxation charge/(credit)	14,822	998	(950)	14,870

Segment earnings on a current cost of supplies basis reconcile to income for the period as follows:

$ MILLION

	2012	2011	2010
Total segment earnings on a current cost of supplies basis	27,303	28,830	18,976
Current cost of supplies adjustment:
Purchases	(514)	2,825	1,789
Taxation	165	(789)	(510)
Share of (loss)/profit of equity-accounted investments	(114)	319	219
Income for the period	26,840	31,185	20,474

B – Net capital investment and equity-accounted investments by business segment

NET CAPITAL INVESTMENT	$ MILLION

	2012	2011	2010
Net capital investment
Upstream	25,320	19,083	21,222
Downstream	4,275	4,342	2,358
Corporate	208	78	100
Total	29,803	23,503	23,680
Proceeds from disposals	6,958	7,548	6,882
Capital investment	36,761	31,051	30,562
Exploration expense, excluding exploration wells written off	(2,114)	(1,462)	(1,214)
Investments in equity-accounted investments	(3,028)	(1,886)	(2,050)
Leases and other adjustments	957	(1,402)	(358)
Capital expenditure	32,576	26,301	26,940

EQUITY-ACCOUNTED INVESTMENTS		$ MILLION
	Dec 31, 2012	Dec 31, 2011
Upstream	21,766	21,683
Downstream	16,576	16,303
Corporate	8	4
Total	38,350	37,990

112	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 4 continued]

C – Information by geographical area

2012	$ MILLION

	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	184,223	156,310	91,571	35,049	467,153
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	31,275	91,602	51,865	40,371	215,113

2011	$ MILLION

	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	187,498	148,260	91,946	42,467	470,171
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	27,509	83,409	44,234	39,440	194,592

2010	$ MILLION

	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	137,359	110,955	77,660	42,082	368,056
Intangible assets, property, plant and equipment and equity-accounted investments at December 31	28,580	76,553	39,934	36,091	181,158

5 EMPLOYEES, DIRECTORS AND SENIOR MANAGEMENT

A – Employee expense

$ MILLION

	2012	2011	2010
Remuneration	11,133	11,158	10,667
Social law taxes	789	774	758
Retirement benefits (see Note 18)	2,502	1,804	1,980
Share-based compensation (see Note 22)	909	754	701
Total	15,333	14,490	14,106

In addition, redundancy costs in 2012 were $114 million (2011: $373 million; 2010: $142 million). See also Note 19.

B – Average employee numbers

THOUSAND

	2012	2011	2010
Upstream	26	27	26
Downstream	48	51	59
Corporate	13	12	12
Total	87	90	97

Employees working in business service centres are included in the Corporate segment.

reports.shell.com	Shell Annual Report and Form 20-F 2012	113
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 5 continued]

C – Remuneration of Directors and Senior Management

$ MILLION

	2012	2011	2010
Short-term benefits	24.8	27.3	27.8
Retirement benefits	3.4	3.2	2.9
Share-based compensation	47.2	36.0	22.6
Realised gains on exercise of share options	5.0	2.1	2.6

Directors and Senior Management comprise the members of the Executive Committee and the Non-executive Directors of the Company.

Short-term benefits comprise salaries and fees, annual bonuses (recognised in the period for which performance is assessed), other benefits and employer social security contributions. Retirement benefits comprise employer contributions.

Share-based compensation in 2012 includes exceptional costs recognised in respect of an Executive Director who stood down during the year.

In addition to the amounts presented above for 2012 are termination and related amounts of $5.9 million in respect of the Executive Director who stood down during the year and gains of $2.9 million arising on the exercise of share options after standing down.

6 INTEREST AND OTHER INCOME

$ MILLION

	2012	2011	2010
Interest income	214	209	153
Dividend income (from investments in securities)	799	830	399
Net gains on sale of assets	4,228	4,485	3,276
Foreign exchange gains/(losses) on financing activities	194	63	(17)
Other	164	(6)	332
Total	5,599	5,581	4,143

Net gains on sale of assets in 2012 arose from divestments of interests and other portfolio transactions including Upstream interests in Australia, Nigeria and the USA (2011: Upstream interests in the USA, Nigeria, Brazil and Cameroon and Downstream interests in Chile; 2010: Upstream interests in Australia, Nigeria and the USA).

Other net foreign exchange losses of $67 million (2011: $31 million losses; 2010: $18 million gains) are included in purchases.

7 INTEREST EXPENSE

$ MILLION

	2012	2011	2010
Interest incurred and similar charges	1,251	1,292	1,231
Less: interest capitalised	(567)	(674)	(969)
Other net fair value losses/(gains) on fair value hedges of debt	210	(83)	(13)
Accretion expense (see Note 19)	863	838	747
Total	1,757	1,373	996

The rate applied in determining the amount of interest capitalised in 2012 was 3% (2011: 3%; 2010: 3%).

114	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

8 INTANGIBLE ASSETS

2012	$ MILLION

	Goodwill	Software and other	Total
Cost
At January 1	2,980	4,411	7,391
Additions	–	228	228
Sales, retirements and other movements	(51)	(166)	(217)
Currency translation differences	26	74	100
At December 31	2,955	4,547	7,502
Depreciation, depletion and amortisation, including impairments
At January 1	360	2,510	2,870
Charge for the year	39	336	375
Sales, retirements and other movements	(63)	(199)	(262)
Currency translation differences	4	45	49
At December 31	340	2,692	3,032
Net carrying amount at December 31	2,615	1,855	4,470

2011	$ MILLION

	Goodwill	Software and other	Total
Cost
At January 1	3,383	4,429	7,812
Additions	–	291	291
Sales, retirements and other movements	(358)	(241)	(599)
Currency translation differences	(45)	(68)	(113)
At December 31	2,980	4,411	7,391
Depreciation, depletion and amortisation, including impairments
At January 1	393	2,380	2,773
Charge for the year	31	350	381
Sales, retirements and other movements	(62)	(177)	(239)
Currency translation differences	(2)	(43)	(45)
At December 31	360	2,510	2,870
Net carrying amount at December 31	2,620	1,901	4,521

Goodwill at December 31, 2012 and 2011, principally related to Pennzoil-Quaker State Company, a lubricants business in the Downstream segment based largely in North America. For impairment testing purposes, cash flow projections for this business reflected long-term growth rates that were assumed to be equal to the average expected inflation rate for the USA (2012: 2.0%; 2011: 2.0%) and were adjusted for a variety of risks, in particular volume and margin deterioration. The nominal pre-tax discount rate applied was 6% (2011: 6%).

9 PROPERTY, PLANT AND EQUIPMENT

2012	$ MILLION

	Exploration and production assets
	Exploration and evaluation	Production	Manufacturing and distribution	Other	Total
Cost
At January 1	28,351	175,065	65,412	26,729	295,557
Additions	11,754	18,366	2,980	1,913	35,013
Sales, retirements and other movements	(7,473)	1,939	(1,622)	(2,742)	(9,898)
Currency translation differences	239	3,481	690	671	5,081
At December 31	32,871	198,851	67,460	26,571	325,753
Depreciation, depletion and amortisation, including impairments
At January 1	2,351	96,794	30,377	13,954	143,476
Charge for the year	1,218	9,303	2,660	1,059	14,240
Sales, retirements and other movements	(1,477)	(2,163)	(1,892)	(1,744)	(7,276)
Currency translation differences	18	2,196	468	338	3,020
At December 31	2,110	106,130	31,613	13,607	153,460
Net carrying amount at December 31	30,761	92,721	35,847	12,964	172,293

reports.shell.com	Shell Annual Report and Form 20-F 2012	115
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 9 continued]

2011	$ MILLION

	Exploration and production assets
	Exploration and evaluation	Production	Manufacturing and distribution	Other	Total
Cost
At January 1	26,052	166,345	65,908	27,220	285,525
Additions	7,971	11,859	3,919	2,950	26,699
Sales, retirements and other movements	(5,451)	(1,363)	(3,722)	(2,644)	(13,180)
Currency translation differences	(221)	(1,776)	(693)	(797)	(3,487)
At December 31	28,351	175,065	65,412	26,729	295,557
Depreciation, depletion and amortisation, including impairments
At January 1	2,095	94,944	30,797	14,984	142,820
Charge for the year	595	7,814	3,359	1,079	12,847
Sales, retirements and other movements	(315)	(5,008)	(3,353)	(1,697)	(10,373)
Currency translation differences	(24)	(956)	(426)	(412)	(1,818)
At December 31	2,351	96,794	30,377	13,954	143,476
Net carrying amount at December 31	26,000	78,271	35,035	12,775	152,081

The net carrying amount at December 31, 2012, includes $35,429 million (2011: $24,494 million) of assets in the course of construction. This amount excludes exploration and evaluation assets.

The minimum contractual commitments for capital expenditure at December 31, 2012, amounted to $9.3 billion (2011: $4.9 billion).

Exploration and production assets at December 31, 2012, include rights and concessions in respect of proved and unproved properties of $29,842 million (2011: $26,422 million). Exploration and evaluation assets principally include rights and concessions in respect of unproved properties and capitalised exploration drilling costs.

The net carrying amounts at December 31 include assets held under finance leases of:

$ MILLION

	2012	2011
Exploration and production assets	1,618	1,759
Manufacturing and distribution	813	802
Other	618	574
Total	3,049	3,135

The depreciation, depletion and amortisation charge for the year includes impairment losses and reversals as follows:

$ MILLION

	2012	2011	2010
Impairment losses
Exploration and production assets	940	317	1,620
Manufacturing and distribution	49	1,134	1,140
Other	93	36	33
Total	1,082	1,487	2,793
Impairment reversals
Exploration and production assets	–	–	40
Manufacturing and distribution	23	4	7
Other	1	–	1
Total	24	4	48

Impairment losses and reversals have been recognised in the year in respect of a number of cash-generating units, although no single instance is individually significant. Impairment charges were driven generally by changes in development and production plans in Upstream and, in 2011 and 2010, by lower refining margins in Downstream. Information on the segments affected is presented in Note 4.

116	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 9 continued]

Capitalised exploration drilling costs were as follows:

$ MILLION

	2012	2011	2010
At January 1	5,298	4,218	3,614
Additions pending determination of proved reserves	6,395	4,195	3,141
Amounts charged to expense	(990)	(804)	(822)
Reclassifications to productive wells on determination of proved reserves	(2,748)	(2,022)	(1,779)
Other movements, including acquisitions, disposals and currency translation differences	(69)	(289)	64
At December 31	7,886	5,298	4,218

With effect from 2012, amounts charged to expense include expenditures capitalised and expensed in the same year. Comparative information is reclassified.

Exploration drilling costs capitalised for periods greater than one year at December 31, analysed according to the most recent year of activity, are as follows:

		2012
	$ million	Number of wells
Between one and five years	2,118	154
Between six and ten years	508	36
Total	2,626	190

Amounts capitalised for periods greater than one year at December 31, 2012, comprise $1,174 million relating to 22 projects where drilling activities were underway or firmly planned for the future and $1,452 million relating to 22 projects awaiting development concepts, and are analysed according to the most recent year of activity, as follows:

		2012
	$ million	Number of projects
Between one and five years	2,536	41
Between six and ten years	90	3
Total	2,626	44

10 JOINT VENTURES AND ASSOCIATES

A – Information on the Shell share of equity-accounted investments

$ MILLION

			2012			2011			2010
	Jointly controlled entities	Associates	Total	Jointly controlled entities	Associates	Total	Jointly controlled entities	Associates	Total
Revenue	72,740	39,991	112,731	66,349	36,688	103,037	44,641	27,759	72,400
Income for the period	4,071	4,877	8,948	4,781	3,956	8,737	3,643	2,310	5,953

$ MILLION

		Dec 31, 2012			Dec 31, 2011
	Jointly controlled entities	Associates	Total	Jointly controlled entities	Associates	Total
Current assets	12,804	7,936	20,740	14,048	7,809	21,857
Non-current assets	34,228	27,315	61,543	30,689	27,467	58,156
Total assets	47,032	35,251	82,283	44,737	35,276	80,013
Current liabilities	9,114	7,498	16,612	8,953	7,078	16,031
Non-current liabilities	12,114	15,207	27,321	11,246	14,746	25,992
Total liabilities	21,228	22,705	43,933	20,199	21,824	42,023
Total assets less total liabilities	25,804	12,546	38,350	24,538	13,452	37,990

reports.shell.com	Shell Annual Report and Form 20-F 2012	117
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 10 continued]

B – Major investments in joint ventures and associates

DECEMBER 31, 2012

Segment	Name	Description	Country of incorporation	Shell interest (%)	Fair value ($ million)
Upstream
	Aera	Jointly controlled entity	USA	52
	Arrow	Jointly controlled entity	Australia	50
	Brunei LNG	Associate	Brunei	25
	Brunei Shell	Jointly controlled entity	Brunei	50
	NAM	Jointly controlled entity	The Netherlands	50
	Nigeria LNG	Associate	Nigeria	26
	Oman LNG	Associate	Oman	30
	Qatargas 4 LNG	Associate	Qatar	30
	Sakhalin Energy	Associate	Bermuda	28
	Woodside	Associate	Australia	23	6,687
Downstream
	CNOOC and Shell Petrochemicals (Nanhai)	Jointly controlled entity	China	50
	Deer Park	Jointly controlled entity	USA	50
	Infineum	Jointly controlled entity	The Netherlands	50
	Motiva	Jointly controlled entity	USA	50
	Raízen	Jointly controlled entity	Brazil	50
	Saudi Arabia Petrochemical	Jointly controlled entity	Saudi Arabia	50
	Saudi Aramco Shell Refinery	Jointly controlled entity	Saudi Arabia	50
	Showa Shell	Associate	Japan	35	751

All shareholdings in the above entities are in ordinary shares or the equivalent and are stated to the nearest percentage point. Fair value information is stated for those associates for which there are published price quotations, and represent the relevant share price on December 31, 2012, multiplied by the number of shares held.

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

C – Transactions between subsidiaries and equity-accounted investments

Transactions with equity-accounted investments principally comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

$ MILLION

	2012	2011	2010
Charges to equity-accounted investments	51,484	55,280	38,368
Charges from equity-accounted investments	44,597	47,615	34,827

Balances outstanding at December 31, 2012 and 2011, in respect of the above transactions are presented in Notes 12 and 16.

Other arrangements in respect of equity-accounted investments at December 31 were as follows:

$ BILLION

	2012	2011
Commitments to make purchases from equity-accounted investments	158.9	192.0
Amounts guaranteed in respect of equity-accounted investments	2.2	2.2
Commitments to provide debt or equity funding to equity-accounted investments	3.8	0.5

118	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

11 INVESTMENTS IN SECURITIES

Investments in securities at December 31, 2012, comprise equity and debt securities. Equity securities principally comprise 15% interests in each of Malaysia LNG Dua Sendirian Berhad and Malaysia LNG Tiga Sendirian Berhad. Debt securities comprise a portfolio required to be held by Shell’s insurance companies as security for their activities.

Equity and debt securities carried at fair value totalled $4,623 million at December 31, 2012 (2011: $5,248 million), with the remainder carried at cost. Of these, $1,342 million (2011: $1,218 million) are measured by reference to prices in active markets for identical assets, and $3,281 million (2011: $4,030 million) are measured by reference to predominantly unobservable inputs. Assets in the latter category, all of which are equity securities, are measured based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value. In the case of the Malaysia LNG investments referred to above, were the oil price assumption used in their valuation to be decreased by $10 per barrel, their carrying amount would decrease by $230 million (2011: $379 million). Movements in the carrying amounts of investments in securities measured using predominantly unobservable inputs were as follows:

$ MILLION

	2012	2011
At January 1	4,030	2,388
(Losses)/gains recognised in other comprehensive income	(762)	1,633
Purchases	16	25
Sales	(15)	(18)
Currency translation differences	12	2
At December 31	3,281	4,030

12 TRADE AND OTHER RECEIVABLES

$ MILLION

		Dec 31, 2012		Dec 31, 2011
	Current	Non-current	Current	Non-current
Trade receivables	40,210	–	48,307	–
Other receivables	8,844	2,542	8,204	3,375
Amounts due from equity-accounted investments	3,716	2,630	3,231	2,580
Derivative contracts (see Note 21)	9,191	1,882	16,394	1,615
Prepayments and deferred charges	3,442	1,937	3,373	1,686
Total	65,403	8,991	79,509	9,256

The fair value of financial assets included above approximates the carrying amount.

Other receivables principally include income tax recoverable (see Note 17), other taxes recoverable and balances due from joint venture partners.

Provisions for impairments deducted from trade and other receivables amounted to $466 million at December 31, 2012 (2011: $544 million).

The ageing of trade receivables at December 31 is as follows:

$ MILLION

	2012	2011
Not overdue	37,379	44,433
Overdue 1–30 days	1,792	2,573
Overdue 31–60 days	239	297
Overdue 61–90 days	148	99
Overdue 91–180 days	156	394
Overdue more than 180 days	496	511
Total	40,210	48,307

Information about credit risk is presented in Note 21.

reports.shell.com	Shell Annual Report and Form 20-F 2012	119
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

13 INVENTORIES

$ MILLION

	Dec 31, 2012	Dec 31, 2011
Oil and chemicals	29,217	27,343
Materials	1,564	1,633
Total	30,781	28,976

The cost of inventories recognised in income in 2012 includes net write-downs of $51 million (2011: $151 million net write-downs; 2010: $184 million net reversals).

14 CASH AND CASH EQUIVALENTS

$ MILLION

	Dec 31, 2012	Dec 31, 2011
Cash	4,498	4,592
Short-term bank deposits	5,177	3,260
Money market funds and other cash equivalents	8,875	3,440
Total	18,550	11,292

Included in cash and cash equivalents at December 31, 2012, are amounts totalling $703 million (2011: $557 million) that are subject to currency controls or other legal restrictions. Information about credit risk is presented in Note 21.

15 DEBT AND LEASE ARRANGEMENTS

A – Debt

$ MILLION

			Dec 31, 2012			Dec 31, 2011
	Debt (excluding finance lease obligations)	Finance lease obligations	Total	Debt (excluding finance lease obligations)	Finance lease obligations	Total
Short-term debt	1,798	–	1,798	2,262	–	2,262
Long-term debt due within one year	5,708	327	6,035	4,140	310	4,450
Current debt	7,506	327	7,833	6,402	310	6,712
Non-current debt	26,054	3,867	29,921	26,450	4,013	30,463
Total debt	33,560	4,194	37,754	32,852	4,323	37,175
Cash and cash equivalents (see Note 14)			18,550			11,292
Net debt			19,204			25,883

CAPITAL STRUCTURE MANAGEMENT

Shell management’s financial strategy is to manage Shell’s assets and liabilities with the aim that, across the business cycle, “cash in” at least equals “cash out” while maintaining a strong balance sheet.

A key measure of Shell’s capital structure management is the proportion of debt to equity. Across the business cycle, management aims to manage gearing (net debt to net debt plus total equity) within the range of 0-30%. During 2012, gearing ranged from 8.1% to 13.1% (2011: 10.8% to 17.1%) and at December 31, 2012, it was 9.2% (2011: 13.1%), calculated as follows:

$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

	2012	2011
Net debt	19,204	25,883
Total equity	189,927	171,003
Total capital	209,131	196,886
Gearing	9.2%	13.1%

With respect to the objective of maintaining a strong balance sheet, management prioritises the application of cash to investing for organic and inorganic growth, the servicing of debt commitments, paying dividends and returning surplus cash to shareholders.

120	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 15 continued]

Management’s policy is to grow the US dollar dividend through time in line with its view of Shell’s underlying earnings and cash flow.

The movement in net debt was as follows:

$ MILLION

	Current debt	Non-current debt	Cash and cash equivalents	Net debt
At January 1, 2012	(6,712)	(30,463)	11,292	(25,883)
Cash flow	4,480	(4,463)	7,057	7,074
Other movements	(5,549)	5,040	–	(509)
Currency translation differences	(52)	(35)	201	114
At December 31, 2012	(7,833)	(29,921)	18,550	(19,204)
At January 1, 2011	(9,951)	(34,381)	13,444	(30,888)
Cash flow	7,157	(33)	(1,803)	5,321
Other movements	(4,079)	3,930	–	(149)
Currency translation differences	161	21	(349)	(167)
At December 31, 2011	(6,712)	(30,463)	11,292	(25,883)
The following information at December 31 is also relevant to obtaining an understanding of Shell’s indebtedness:

$ MILLION

	2012	2011
Net present value of operating lease obligations [A]	29,224	18,770
Under-funded retirement benefit obligation [B]	13,391	10,711
Fair value hedges related to debt [C]	(1,182)	(983)
Cash required for operational requirements	2,400	2,300
[A]	Total future minimum operating lease payments at December 31 discounted at 1.2% in 2012 (2011: 1.5%).
[B]	The excess of pension and other retirement benefit obligation over related plan assets of $8,712 million (2011: $6,325 million) and $4,679 million (2011: $4,386 million) respectively (see Note 18).
[C]	The fair value of hedging derivatives in designated fair value hedges, net of related accrued interest.

BORROWING FACILITIES

Shell has access to international debt capital markets via two commercial paper (CP) programmes, a euro medium-term note (EMTN) programme and a US universal shelf (US shelf) registration. Issuances under the CP programmes are supported by a committed credit facility and cash. These arrangements and undrawn facilities at December 31 are summarised as follows:

$ MILLION

		Facility	Amount undrawn
	2012	2011	2012	2011
CP programmes	20,000	20,000	20,000	20,000
EMTN programme	25,000	25,000	14,697	12,443
US shelf registration	unlimited	unlimited	n/a	n/a
Committed credit facility	5,100	5,100	5,100	5,100

Under the CP programmes, Shell can issue debt of up to $10 billion with maturities not exceeding 270 days and $10 billion with maturities not exceeding 397 days.

The EMTN programme is updated annually, most recently in June 2012. No debt was issued under this programme in 2012 (2011: $nil).

The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration is updated every three years and was last updated in October 2011. During 2012, debt totalling $4,250 million (2011: $nil) was issued under the registration.

The committed credit facility is available on same-day terms, at pre-agreed margins, and is due to expire in 2015. The terms and availability are not conditional on Shell’s financial ratios or its financial credit ratings.

In addition, other subsidiaries have access to short-term bank facilities totalling $3,717 million at December 31, 2012 (2011: $3,542 million).

Information about liquidity risk is presented in Note 21.

reports.shell.com	Shell Annual Report and Form 20-F 2012	121
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

2012	$ MILLION

						Contractual payments		Difference
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	from carrying amount	Carrying amount
EMTN programme	3,299	–	–	1,650	1,979	3,299	10,227	845	11,072
US shelf registration	2,000	2,500	3,500	–	1,750	9,500	19,250	271	19,521
Bank and other borrowings	2,207	3	416	310	9	22	2,967	–	2,967
Total (excluding interest)	7,506	2,503	3,916	1,960	3,738	12,821	32,444	1,116	33,560
Interest	1,133	914	828	777	680	5,944	10,276

2011	$ MILLION

						Contractual payments		Difference
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	from carrying amount	Carrying amount
EMTN programme	2,262	3,231	–	–	1,615	5,169	12,277	608	12,885
US shelf registration	1,500	2,000	2,500	2,750	–	7,750	16,500	342	16,842
Bank and other borrowings	2,640	2	1	58	387	37	3,125	–	3,125
Total (excluding interest)	6,402	5,233	2,501	2,808	2,002	12,956	31,902	950	32,852
Interest	1,308	1,037	866	789	729	6,009	10,738

Debt is issued under the EMTN programme and US shelf registration by Shell International Finance B.V., a 100%-owned subsidiary of the Company, and is underwritten by guarantees issued by the Company; bank and other borrowings are raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets.

The fair value of debt excluding finance lease obligations at December 31, 2012, was $36,389 million (2011: $35,511 million).

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

The future minimum lease payments for finance and operating leases and the present value of minimum finance lease payments at December 31, by payment date are as follows:

2012	$ MILLION

			Finance leases	Operating leases
	Total future minimum lease payments	Interest	Present value of minimum lease payments	Total future minimum lease payments
Less than 1 year	705	378	327	4,924
Between 1 and 5 years	2,372	1,223	1,149	13,827
5 years and later	4,397	1,679	2,718	12,160
Total	7,474	3,280	4,194	30,911

122	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 15 continued]

2011	$ MILLION

			Finance leases	Operating leases
	Total future minimum lease payments	Interest	Present value of minimum lease payments	Total future minimum lease payments
Less than 1 year	705	395	310	3,913
Between 1 and 5 years	2,425	1,279	1,146	9,769
5 years and later	4,653	1,786	2,867	6,230
Total	7,783	3,460	4,323	19,912

Finance lease obligations are secured on the leased assets.

Future minimum lease payments are stated before deduction of expected rental income from non-cancellable sub-leases of $589 million (2011: $587 million) in respect of finance leases and $251 million (2011: $284 million) in respect of operating leases.

Finance lease obligations include obligations under certain power generation contracts (“tolling agreements”). The present value of the future minimum lease payments under these contracts is $2,129 million at December 31, 2012 (2011: $2,255 million). The leases mature between 2021 and 2024 and the average interest rate is 8%.

Operating lease expense was as follows:

$ MILLION

	2012	2011	2010
Rental expense, of which:	3,631	3,520	3,373
Contingent rentals	88	91	172
Sub-lease income	(183)	(177)	(99)

16 TRADE AND OTHER PAYABLES

$ MILLION

		Dec 31, 2012		Dec 31, 2011
	Current	Non-current	Current	Non-current
Trade payables	42,448	–	44,844	–
Other payables	4,902	2,237	4,196	2,200
Amounts due to equity-accounted investments	4,868	30	5,162	559
Derivative contracts (see Note 21)	9,145	658	15,831	1,002
Accruals and deferred income	11,476	1,250	11,813	1,160
Total	72,839	4,175	81,846	4,921

The fair value of financial liabilities included above approximates the carrying amount.

Other payables principally include balances due to joint venture partners and liabilities under employee benefit plans.

17 TAXATION

A – Taxation charge

$ MILLION

	2012	2011	2010
Current taxation
Charge in respect of current period	22,551	22,519	16,891
Adjustment in respect of prior periods	171	490	(507)
Total	22,722	23,009	16,384
Deferred taxation
Relating to the origination and reversal of temporary differences	698	2,295	(2,030)
Relating to changes in tax rates	247	(45)	(60)
Adjustment in respect of prior periods	(218)	(784)	576
Total	727	1,466	(1,514)
Total taxation charge	23,449	24,475	14,870

reports.shell.com	Shell Annual Report and Form 20-F 2012	123
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 17 continued]

The applicable tax charge at statutory tax rates reconciles to the actual taxation charge as follows:

$ MILLION

	2012	2011	2010
Income before taxation	50,289	55,660	35,344
Less: Share of profit of equity-accounted investments	(8,948)	(8,737)	(5,953)
Income before taxation and share of profit of equity-accounted investments	41,341	46,923	29,391
Applicable tax charge at standard statutory tax rates	23,687	25,552	16,253
Adjustment in respect of prior periods	(47)	(294)	69
Derecognition/(recognition) of tax losses	206	(450)	(99)
Income not subject to tax at standard statutory rates	(1,369)	(1,280)	(1,880)
Expenses not deductible for tax purposes	965	1,117	1,205
Deductible items not expensed	(562)	(473)	(641)
Taxable income not recognised	259	310	198
Other reconciling items, including amounts relating to changes in tax rate	310	(7)	(235)
Taxation charge	23,449	24,475	14,870

The weighted average of statutory tax rates was 57.3% in 2012 (2011: 54.5%; 2010: 55.3%). The increase from 2011 to 2012 was principally due to a change in the geographical mix of income in the Upstream segment, with a higher proportion of Upstream income in 2012 arising in jurisdictions subject to relatively higher tax rates. The decrease from 2010 to 2011 was principally due to a lower proportion of Upstream income arising in such jurisdictions in 2011.

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

B – Taxes payable

$ MILLION

	Dec 31, 2012	Dec 31, 2011
Income taxes	8,663	7,151
Sales taxes, excise duties and similar levies and social law taxes	4,021	3,455
Total	12,684	10,606

Included in other receivables at December 31, 2012 (see Note 12), is current tax receivable of $751 million (2011: $864 million).

C – Deferred taxation

Taking into consideration offsetting balances within the same tax jurisdiction, movements in deferred tax assets/(liabilities) were as follows:

2012	$ MILLION

	Decommissioning and other provisions	Losses carried forward	Property, plant and equipment	Retirement benefits	Other	Total
At January 1
Deferred tax assets	4,011	1,029	(1,761)	368	1,085	4,732
Deferred tax liabilities	3,333	2,219	(18,310)	(1,544)	(347)	(14,649)
	7,344	3,248	(20,071)	(1,176)	738	(9,917)
Recognised in the period
Credited/(charged) to income	289	1,700	(2,650)	349	(415)	(727)
Other movements	(399)	(180)	(790)	(65)	724	(710)
Currency translation differences	237	32	(401)	(62)	3	(191)
	127	1,552	(3,841)	222	312	(1,628)
At December 31
Deferred tax assets	1,881	1,088	(273)	366	983	4,045
Deferred tax liabilities	5,590	3,712	(23,639)	(1,320)	67	(15,590)
	7,471	4,800	(23,912)	(954)	1,050	(11,545)

124	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 17 continued]

2011	$ MILLION

	Decommissioning and other provisions	Losses carried forward	Property, plant and equipment	Retirement benefits	Other	Total
At January 1
Deferred tax assets	4,311	979	(2,463)	375	2,159	5,361
Deferred tax liabilities	3,517	1,657	(15,909)	(1,539)	(1,114)	(13,388)
	7,828	2,636	(18,372)	(1,164)	1,045	(8,027)
Recognised in the period
(Charged)/credited to income	(400)	906	(1,854)	(58)	(60)	(1,466)
Other movements	(17)	(233)	(39)	20	(286)	(555)
Currency translation differences	(67)	(61)	194	26	39	131
	(484)	612	(1,699)	(12)	(307)	(1,890)
At December 31
Deferred tax assets	4,011	1,029	(1,761)	368	1,085	4,732
Deferred tax liabilities	3,333	2,219	(18,310)	(1,544)	(347)	(14,649)
	7,344	3,248	(20,071)	(1,176)	738	(9,917)

Other movements in deferred tax assets and liabilities principally relate to acquisitions, divestments, reclassifications between assets and liabilities and amounts recognised in other comprehensive income and directly in equity (see Note 23).

Where the realisation of deferred tax assets is dependent on future profits, losses carried forward are recognised only to the extent that business forecasts predict that such profits will be available. At December 31, 2012, recognised losses carried forward amounted to $27,006 million (2011: $17,933 million).

Unrecognised tax losses, credits and other deductions where recovery is not expected, amounted to $17,623 million at December 31, 2012 (2011: $15,376 million), including amounts of $17,455 million (2011: $15,316 million) that are subject to time limits for utilisation of five years or later or are not time-limited.

Earnings retained by subsidiaries and equity-accounted investments amounted to $169,595 million at December 31, 2012 (2011: $147,639 million). Provision has been made for withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either Shell does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

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

Retirement benefit expense comprised the following:

$ MILLION

		Pension benefits				Other benefits
	2012	2011	2010	2012	2011	2010
Service cost	1,336	1,262	1,141	113	61	62
Interest cost	3,109	3,354	3,227	208	206	216
Expected return on plan assets	(3,704)	(3,960)	(3,645)
Net actuarial losses recognised and other components	1,017	531	641	39	5	9
Total for defined benefit plans	1,758	1,187	1,364	360	272	287
Defined contribution plans	384	345	329
Total	2,142	1,532	1,693	360	272	287

reports.shell.com	Shell Annual Report and Form 20-F 2012	125
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 18 continued]

Retirement benefit expense is presented principally within production and manufacturing expenses and selling, distribution and administrative expenses in the Consolidated Statement of Income.

Amounts recognised in the Consolidated Balance Sheet at December 31 in respect of defined benefit plans were as follows:

$ MILLION

		Total	Pension benefits		Other benefits
	2012	2011	2012	2011	2012	2011
Non-current assets	12,575	11,408	12,575	11,408
Non-current liabilities	(6,298)	(5,931)	(2,401)	(2,196)	(3,897)	(3,735)
Current liabilities	(402)	(387)	(190)	(180)	(212)	(207)
Net amount recognised	5,875	5,090	9,984	9,032	(4,109)	(3,942)

Pension and other benefits are derived as follows:

$ MILLION

	Pension benefits		Other benefits
	2012	2011	2012	2011
Defined benefit obligation
At January 1	69,962	65,848	4,386	4,067
Increase in present value of the obligation for benefits based on employee service during the year	1,336	1,262	113	61
Interest on the obligation for benefits in respect of employee service in previous years	3,109	3,354	208	206
Benefit payments made	(3,063)	(3,104)	(160)	(155)
Actuarial losses	8,342	3,732	537	228
Other movements	(66)	111	(408)	2
Currency translation differences	2,027	(1,241)	3	(23)
At December 31	81,647	69,962	4,679	4,386
Plan assets
At January 1	63,637	63,262
Expected return on plan assets	3,704	3,960
Actuarial gains/(losses)	4,375	(1,888)
Employer contributions	2,304	2,316
Plan participants’ contributions	86	90
Benefit payments made	(3,063)	(3,104)
Other movements	(91)	71
Currency translation differences	1,983	(1,070)
At December 31	72,935	63,637
Plan assets less than defined benefit obligation at December 31	(8,712)	(6,325)	(4,679)	(4,386)
Unrecognised net actuarial losses since adoption of IFRS	18,690	15,349	541	408
Unrecognised past service cost	6	8	29	36
Net amount recognised	9,984	9,032	(4,109)	(3,942)

ADDITIONAL INFORMATION

The composition of the defined benefit obligation and the impacts of experience adjustments in respect of the obligation and associated plan assets were as follows:

$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

	2012	2011	2010	2009	2008
Pension benefits
Obligation for pension benefits in respect of unfunded plans	3,933	3,567	3,293	3,087	2,684
Obligation for pension benefits in respect of funded plans	77,714	66,395	62,555	59,631	49,955
Total defined benefit obligation	81,647	69,962	65,848	62,718	52,639
Experience adjustments as a percentage of the total benefit obligation	0.0%	0.6%	0.1%	(0.5)%	1.0%
Plan assets	72,935	63,637	63,262	59,425	44,299
Experience adjustments as a percentage of plan assets	6.0%	(3.0)%	5.6%	10.5%	(61.1)%
Plan deficit	(8,712)	(6,325)	(2,586)	(3,293)	(8,340)
Actual return on plan assets	8,079	2,072	7,200	9,398	(22,087)
Other benefits
Total benefit obligation (unfunded)	4,679	4,386	4,067	3,825	3,494
Experience adjustments as a percentage of the total benefit obligation	4.9%	(4.7)%	(3.4)%	(1.9)%	0.6%

126	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 18 continued]

Employer contributions to defined benefit pension plans in 2013 are estimated to be $2.5 billion.

Weighted average plan asset allocations by asset category for the principal pension plans at December 31 were as follows:

	Target allocation	Percentage of plan assets
	2012	2012	2011
Equities	51%	48%	48%
Debt securities	39%	40%	40%
Real estate	6%	3%	3%
Other	4%	9%	9%
Total	100%	100%	100%

Long-term investment strategies of plans are generally determined by the relevant pension fund trustees using a structured asset liability modelling approach to define the asset mix that best meets the objectives of optimising returns within agreed risk levels while maintaining adequate funding levels.

Assumptions and sensitivities

The weighted averages for the most significant assumptions applicable for the principal defined benefit pension plans were as follows:

	2012	2011	2010
Used to determine benefit expense for year
Rates of increase in pensionable remuneration	5.1%	5.5%	5.5%
Discount rates	4.5%	5.1%	5.5%
Expected rates of return on plan assets	6.0%	6.3%	6.6%
Used to determine benefit obligation at December 31
Rates of increase in pensionable remuneration	5.0%	5.1%	5.5%
Discount rates	3.8%	4.5%	5.1%
Expected age at death for persons aged 60
Men (years)	86	86	86
Women (years)	89	88	88

Demographic (including mortality) assumptions are determined in the light of local conditions. Mortality assumptions are reviewed annually to reflect the latest available standard mortality tables for individual countries concerned, adjusted where appropriate to reflect experience.

The long-term assumptions for pensionable remuneration increases, used to determine the benefit obligation at December 31, 2011, were decreased by 0.4% on average compared with December 31, 2010. The decrease reflected actuarial experience combined with lower long-term inflation expectations for the UK.

The assumptions for discount rates reflected decreases of AA rated corporate bond yields of 1.0% in the eurozone (2011: 0.3%), of 0.4% in the UK (2011: 0.6%) and of 0.6% in the USA (2011: 0.9%).

The effect of a one percentage point increase/(decrease) at December 31, 2012, in the rate of increase in pensionable remuneration and in the discount rates would be to increase/(decrease) the defined benefit obligation by $2,849 million/($2,479 million) and (decrease)/increase the defined benefit obligation by ($11,275 million)/$14,456 million respectively. The effect of an increase/(decrease) of one year in life expectancy at December 31, 2012, would be to increase/(decrease) the defined benefit obligation by $2,736 million/($2,771 million).

The weighted averages for the most significant assumptions applicable for the principal other defined benefit plans were as follows:

	2012	2011	2010
Discount rates (used to determine benefit obligation)	3.9%	4.6%	5.4%
Healthcare cost trend rates in year after reporting year	7.1%	7.4%	7.7%
Ultimate healthcare cost trend rates	4.2%	4.3%	4.3%
Year ultimate healthcare cost trend rate is applicable	2028	2028	2027

The effect of a one percentage point increase/(decrease) at December 31, 2012, in the rate of increase in the assumed healthcare cost trend rates would be to increase/(decrease) the defined benefit obligation by $645 million/($522 million).

reports.shell.com	Shell Annual Report and Form 20-F 2012	127
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

19 DECOMMISSIONING AND OTHER PROVISIONS

$ MILLION

		Current		Non-current		Total
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Decommissioning and restoration	1,356	894	14,715	13,072	16,071	13,966
Environmental	366	357	1,032	1,078	1,398	1,435
Redundancy	228	406	275	297	503	703
Litigation	390	256	307	330	697	586
Other	881	1,195	1,106	854	1,987	2,049
Total	3,221	3,108	17,435	15,631	20,656	18,739

Movements in provisions were as follows:

$ MILLION

	Decommissioning and restoration	Environmental	Redundancy	Litigation	Other	Total
At January 1, 2012	13,966	1,435	703	586	2,049	18,739
Additional provisions	382	218	114	205	209	1,128
Amounts charged against provisions	(686)	(269)	(307)	(96)	(323)	(1,681)
Accretion expense	784	32	11	7	29	863
Reclassifications and other movements	1,293	(35)	(29)	(5)	(5)	1,219
Currency translation differences	332	17	11	–	28	388
At December 31, 2012	16,071	1,398	503	697	1,987	20,656
At January 1, 2011	13,017	1,122	950	557	2,007	17,653
Additional provisions	584	570	373	160	806	2,493
Amounts charged against provisions	(543)	(257)	(567)	(155)	(647)	(2,169)
Accretion expense	750	29	8	13	38	838
Reclassifications and other movements	242	(6)	(46)	17	(105)	102
Currency translation differences	(84)	(23)	(15)	(6)	(50)	(178)
At December 31, 2011	13,966	1,435	703	586	2,049	18,739

The timing and amounts settled in respect of these provisions are uncertain and dependent on various factors that are not always within management’s control. Additional provisions are stated net of reversals of provisions recognised in previous periods.

Of the decommissioning and restoration provision at December 31, 2012, an estimated $4,666 million is expected to be utilised within one to five years, $3,483 million within six to ten years, and the remainder in later periods.

Reviews of estimated decommissioning and restoration costs are carried out annually, which in 2012 resulted in an increase of $1,586 million (2011: $543 million) in both the provision, reported within reclassifications and other movements, and the corresponding property, plant and equipment assets reported within sales, retirements and other movements in Note 9. Offsetting this increase in 2012 was a reduction resulting from disposals of assets, principally in Nigeria, the USA and Canada, of $242 million (2011: the USA, Nigeria, Cameroon and Norway, of $457 million).

Provisions for environmental remediation costs relate to a number of events in different locations, none of which is individually significant.

The amounts charged against provisions for redundancy in 2011 principally relate to payments made to staff leaving employment as a result of the restructuring programme announced in 2009.

Provisions for litigation costs at December 31, 2012, relate to a number of cases, none of which is individually significant. Further information is presented in Note 25.

Included in other provisions at December 31, 2012, are $863 million (2011: $790 million) relating to employee end-of-service benefits.

128	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

20 SHARE CAPITAL

ISSUED AND FULLY PAID	NUMBER OF SHARES

	Ordinary shares of €0.07 each		Sterling deferred
	A	B	shares of £1 each
At January 1, 2012	3,668,550,437	2,661,403,172	50,000
Scrip dividends	103,838,250	–	–
Repurchases of shares	–	(43,687,983)	–
At December 31, 2012	3,772,388,687	2,617,715,189	50,000
At January 1, 2011	3,563,952,539	2,695,808,103	50,000
Scrip dividends	104,597,898	–	–
Repurchases of shares	–	(34,404,931)	–
At December 31, 2011	3,668,550,437	2,661,403,172	50,000

NOMINAL VALUE	$ MILLION

	Ordinary shares of €0.07 each
	A	B	Total
At January 1, 2012	312	224	536
Scrip dividends	9	–	9
Repurchases of shares	–	(3)	(3)
At December 31, 2012	321	221	542
At January 1, 2011	302	227	529
Scrip dividends	10	–	10
Repurchases of shares	–	(3)	(3)
At December 31, 2011	312	224	536

The total nominal value of sterling deferred shares is less than $1 million.

At the Company’s Annual General Meeting on May 22, 2012, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 22, 2013, and the end of the Annual General Meeting to be held in 2013, unless previously renewed, revoked or varied by the Company in a general meeting.

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

Other than in exceptional cases, the use of external derivative instruments is confined to specialist trading and central treasury organisations that have appropriate skills, experience, supervision, control and reporting systems.

Shell’s operations expose it to market, credit and liquidity risk, as described below.

MARKET RISK

Market risk is the possibility that changes in interest rates, currency exchange rates or the prices of crude oil, natural gas, LNG, refined products, chemical feedstocks, power and environmental products will adversely affect the value of assets, liabilities or expected future cash flows.

reports.shell.com	Shell Annual Report and Form 20-F 2012	129
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

On the basis of the floating rate net debt position at December 31, 2012, and assuming other factors (principally foreign exchange rates and commodity prices) remained constant and that no further interest rate management action were taken, an increase in interest rates of 1% would decrease pre-tax income by $27 million (2011: $146 million).

The carrying amounts and maturities of debt and borrowing facilities are presented in Note 15. Interest expense is presented in Note 7.

Foreign exchange risk

Many of the markets in which Shell operates are priced, directly or indirectly, in dollars. As a result, the functional currency of most Upstream companies and those with significant cross-border business is the dollar. For Downstream companies, the local currency is typically the functional currency. Consequently, Shell is exposed to varying levels of foreign exchange risk when it enters into transactions that are not denominated in the companies’ functional currencies, when foreign currency monetary assets and liabilities are translated at the reporting date and as a result of holding net investments in operations that are not dollar-functional. The main currencies to which Shell is exposed are sterling, the Canadian dollar, euro and Australian dollar. Each company has treasury policies in place that are designed to measure and manage its foreign exchange exposures by reference to its functional currency.

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

Assuming other factors (principally interest rates and commodity prices) remained constant and that no further foreign exchange risk management action were taken, a 10% appreciation against the dollar at December 31 of the main currencies to which Shell is exposed would have the following pre-tax effects:

$ MILLION

	Increase/(decrease) in income		Increase in net assets
	2012	2011	2012	2011
10% appreciation against the dollar of:
Sterling	(185)	(58)	1,214	1,042
Canadian dollar	131	(360)	1,384	1,364
Euro	30	458	1,883	1,768
Australian dollar	246	153	142	120

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

Price risk

Certain subsidiaries have a mandate to trade crude oil, natural gas, LNG, refined products, chemical feedstocks, power and environmental products, and to use commodity derivatives (forwards, futures, swaps and options) as a means of managing price and timing risks arising from this trading. In effecting these transactions, the companies concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are managed within authorised limits.

Risk management systems are used for recording and valuing instruments. There is regular review of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques (see below), daily monitoring of trading positions against limits and marking-to-market of trading exposures with a department independent of traders reviewing the market values applied to trading exposures. Although trading losses can and do occur, the nature of the trading portfolio and its management are considered adequate mitigants against the risk of significant losses.

130	Shell Annual Report and Form 20-F 2012	reports.shell.com
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

VALUE-AT-RISK (PRE-TAX)	$ MILLION

				2012				2011
	High	Low	Average	Year-end	High	Low	Average	Year-end
Global oil	28	9	17	21	39	10	19	19
North America gas and power	21	4	9	8	16	3	8	12
Europe gas and power	7	1	3	3	17	3	9	4

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

Surplus cash is invested in a range of short-dated, secure and liquid instruments including short-term deposits, money market funds and similar instruments. The portfolio of these investments is diversified to avoid concentrating risk in any one instrument, country or counterparty. Management monitors the investments regularly and adjusts the investment portfolio in light of new market information where necessary to ensure credit risk is effectively diversified.

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

B – Derivative contracts

The carrying amounts of derivative contracts as at December 31 (see Notes 12 and 16), designated and not designated as hedging instruments for hedge accounting purposes, were as follows:

2012	$ MILLION

			Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	368	–	368	–	–	–	368
Forward foreign exchange contracts	45	314	359	–	153	153	206
Currency swaps	1,133	13	1,146	14	60	74	1,072
Commodity derivatives	–	8,746	8,746	–	8,798	8,798	(52)
Other contracts	–	454	454	–	778	778	(324)
Total	1,546	9,527	11,073	14	9,789	9,803	1,270

2011	$ MILLION

			Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	466	–	466	–	–	–	466
Forward foreign exchange contracts	2	506	508	28	390	418	90
Currency swaps	894	292	1,186	23	351	374	812
Commodity derivatives	–	15,626	15,626	167	14,882	15,049	577
Other contracts	–	223	223	–	992	992	(769)
Total	1,362	16,647	18,009	218	16,615	16,833	1,176

reports.shell.com	Shell Annual Report and Form 20-F 2012	131
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 21 continued]

Derivative contracts are used principally as hedging instruments; however, because hedge accounting is not always applied, movements in the carrying amounts of derivative contracts that are recognised in income are not always matched in the same period by the recognition of the income effects of the related hedged items. Net losses before tax on derivative contracts, excluding realised commodity contracts and those accounted for as hedges, were $904 million in 2012 (2011: $1,957 million; 2010: $3,213 million).

Certain contracts entered into to hedge price risk relating to forecast commodity transactions and foreign exchange risk relating to forecast capital expenditure were designated in cash flow hedging relationships. The net liability carrying amount of commodity derivative contracts designated as cash flow hedging instruments of $162 million at December 31, 2012, is presented after the offset of related margin balances maintained with exchanges. Net losses of $280 million (2011: $226 million) arising on these contracts, the majority of which mature within three years, were recognised in other comprehensive income in 2012; a further $5 million net losses (2011: $3 million) were recognised in income.

Certain interest rate and currency swaps were designated in fair value hedges, principally in respect of debt. Information about the impact of these hedges is presented in Note 7 and Note 15.

In the course of trading operations, certain contracts are entered into for delivery of commodities that are accounted for as derivatives. The resulting price exposures are managed by entering into related derivative contracts. These contracts are managed on a fair value basis, and the maximum exposure to liquidity risk is the undiscounted fair value of derivative liabilities.

For a minority of commodity derivatives, carrying amounts cannot be derived from quoted market prices or other observable inputs, in which case fair value is estimated using valuation techniques such as Black-Scholes, option spread models and extrapolation using quoted spreads with assumptions developed internally based on observable market activity.

Other contracts include certain contracts that are held to sell or purchase commodities, and other contracts containing embedded derivatives, which are required to be recognised at fair value because of pricing or delivery conditions, even though they are only entered into to meet operational requirements. These contracts are expected to mature between 2013 and 2025, with certain contracts having early termination rights (for either party). Valuations are derived from quoted market prices for the next six years; thereafter, from forward gas price formulae used in similar contracts. Future gas price assumptions are the most significant input to this model, such that a decrease at December 31, 2012, of 10% in the projected gas price would, assuming other inputs remained unchanged, increase pre-tax income by $203 million (2011: $213 million).

The contractual maturities of derivative liabilities at December 31 compare with their carrying amounts in the Consolidated Balance Sheet as follows:

2012	$ MILLION

	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Discounting	Carrying amount
Forward foreign exchange contracts	138	11	4	1	1	–	155	(2)	153
Currency swaps	50	7	–	–	4	20	81	(7)	74
Commodity derivatives	6,019	1,747	693	228	89	57	8,833	(35)	8,798
Other contracts	163	165	158	154	152	234	1,026	(248)	778
Total	6,370	1,930	855	383	246	311	10,095	(292)	9,803

2011	$ MILLION

	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Discounting	Carrying amount
Forward foreign exchange contracts	314	118	5	–	–	–	437	(19)	418
Currency swaps	337	14	–	–	1	25	377	(3)	374
Commodity derivatives	11,767	2,430	705	417	166	135	15,620	(571)	15,049
Other contracts	166	194	200	203	184	410	1,357	(365)	992
Total	12,584	2,756	910	620	351	570	17,791	(958)	16,833

132	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 21 continued]

The net carrying amounts of derivative contracts held at December 31, categorised according to the predominant source and nature of inputs used in determining the fair value of each contract, were as follows:

2012	$ MILLION

	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	–	368	–	368
Forward foreign exchange contracts	–	206	–	206
Currency swaps	–	1,072	–	1,072
Commodity derivatives	16	(247)	179	(52)
Other contracts	8	66	(398)	(324)
Total	24	1,465	(219)	1,270

2011	$ MILLION

	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	–	466	–	466
Forward foreign exchange contracts	–	90	–	90
Currency swaps	2	810	–	812
Commodity derivatives	11	391	175	577
Other contracts	14	(19)	(764)	(769)
Total	27	1,738	(589)	1,176

Movements in the net carrying amounts of derivative contracts measured using predominantly unobservable inputs were as follows:

$ MILLION

	2012	2011
At January 1	(589)	(1,303)
Net gains recognised in revenue	276	633
Purchases	99	136
Sales	(157)	(231)
Recategorisations (net)	178	184
Currency translation differences	(26)	(8)
At December 31	(219)	(589)

Included in net gains recognised in revenue for 2012 are unrealised net gains totalling $482 million relating to assets and liabilities held at December 31, 2012 (2011: $190 million).

COLLATERAL

The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2012, and presented within trade and other receivables (see Note 12), was $541 million (2011: $426 million). The carrying amount of collateral held at December 31, 2012, and presented within trade and other payables (see Note 16), was $353 million (2011: $607 million).

22 SHARE-BASED COMPENSATION PLANS AND SHARES HELD IN TRUST

A – Share-based compensation plans

Share-based compensation is paid to employees as described below. The total share-based compensation expense for the year and the fair value of awards made during the year were as follows:

$ MILLION

	2012	2011	2010
Equity-settled plans	798	662	478
Cash-settled plans	111	92	223
Total share-based compensation expense	909	754	701
Fair value of share-based compensation awards granted in the year	697	676	466

reports.shell.com	Shell Annual Report and Form 20-F 2012	133
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

Shares granted, vested and expired or forfeited in respect of the Plan were as follows:

	Number of A shares (million)	Number of B shares (million)	Number of A ADSs (million)	Weighted average remaining contractual life (years)
At January 1, 2012	25	10	8	1.0
Granted	10	3	3
Vested	(8)	(3)	(2)
Expired/forfeited	–	–	–
At December 31, 2012	27	10	9	1.1
At January 1, 2011	25	10	8	1.0
Granted	9	3	3
Vested	(8)	(3)	(3)
Expired/forfeited	(1)	–	–
At December 31, 2011	25	10	8	1.0

Prior to the introduction in 2005 of the Plan, schemes were operated under which options over shares and ADSs of the Company were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted. The options have a range of expiry dates until 2016 and no additional expense to Shell arises in connection with them.

Options outstanding in respect of share option plans at December 31 were as follows:

	A shares		B shares		A ADSs
	Number under option (million)	Weighted average exercise price ($)	Number under option (million)	Weighted average exercise price ($)	Number under option (million)	Weighted average exercise price ($)
2012	14	24.58	4	21.94	4	46.93
2011	29	28.84	7	22.53	6	48.08

In respect of cash-settled plans, the liability and intrinsic value of vested plans at December 31 were as follows:

$ MILLION

	2012	2011
Liability	92	279
Intrinsic value of vested plans	92	279

B – Shares held in trust

Shell employee share ownership trusts purchase the Company’s shares in the open market to meet future obligations arising from share-based compensation granted to employees. At December 31, 2012, they held 40.5 million A shares (2011: 53.5 million), 18.4 million B shares (2011: 22.0 million) and 12.7 million A ADSs (2011: 17.2 million).

The total carrying amount of the Company’s shares, which are all held in connection with the share-based compensation plans, at December 31, 2012, was $2,287 million (2011: $2,990 million).

134	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 22 continued]

From 2010, dividends received on shares held in trust are reflected in retained earnings; the carrying amount of shares held in trust and retained earnings at December 31, 2010, reflected the cumulative effect of this change.

23 OTHER RESERVES

$ MILLION

	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2012	3,432	154	60	1,571	3,767	8,984
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	–	–	–	–	586	586
Scrip dividends	(9)	–	–	–	–	(9)
Repurchases of shares	–	–	3	–	–	3
Share-based compensation	–	–	–	457	–	457
At December 31, 2012	3,423	154	63	2,028	4,353	10,021
At January 1, 2011	3,442	154	57	1,483	4,958	10,094
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	–	–	–	–	(1,191)	(1,191)
Scrip dividends	(10)	–	–	–	–	(10)
Repurchases of shares	–	–	3	–	–	3
Share-based compensation	–	–	–	88	–	88
At December 31, 2011	3,432	154	60	1,571	3,767	8,984
At January 1, 2010	3,444	154	57	1,373	4,954	9,982
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	–	–	–	–	4	4
Scrip dividends	(2)	–	–	–	–	(2)
Share-based compensation	–	–	–	110	–	110
At December 31, 2010	3,442	154	57	1,483	4,958	10,094

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

The share plan reserve is maintained in respect of equity-settled share-based compensation plans (see Note 22); related deferred taxation derecognised directly within equity was $7 million in 2012 (2011: $26 million recognised; 2010: $12 million recognised).

Accumulated other comprehensive income comprises the following:

2012	$ MILLION

		Recognised in 2012
	Jan 1, 2012	Pre-tax	Tax	After tax	Share of equity- accounted investments	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2012
Currency translation differences
Recognised in the period		1,622	(10)	1,612
Reclassified to income		32	–	32
Net currency translation differences	70	1,654	(10)	1,644	(136)	(52)	1,456	1,526
Unrealised gains/(losses) on securities
Recognised in the period		(711)	(9)	(720)
Reclassified to income		(96)	1	(95)
Net unrealised gains/(losses) on securities	3,946	(807)	(8)	(815)	(56)	–	(871)	3,075
Cash flow hedging gains/(losses)
Recognised in the period		(251)	9	(242)
Reclassified to income		282	(9)	273
Net cash flow hedging gains/(losses)	(249)	31	–	31	(30)	–	1	(248)
Total	3,767	878	(18)	860	(222)	(52)	586	4,353

reports.shell.com	Shell Annual Report and Form 20-F 2012	135
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 23 continued]

2011	$ MILLION

		Recognised in 2011
	Jan 1, 2011	Pre-tax	Tax	After tax	Share of equity- accounted investments	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2011
Currency translation differences
Recognised in the period		(2,755)	14	(2,741)
Reclassified to income		(587)	–	(587)
Net currency translation differences	2,732	(3,342)	14	(3,328)	48	618	(2,662)	70
Unrealised gains/(losses) on securities
Recognised in the period		1,656	3	1,659
Reclassified to income		16	9	25
Net unrealised gains/(losses) on securities	2,214	1,672	12	1,684	47	1	1,732	3,946
Cash flow hedging gains/(losses)
Recognised in the period		(228)	6	(222)
Reclassified to income		–	–	–
Net cash flow hedging gains/(losses)	12	(228)	6	(222)	(35)	(4)	(261)	(249)
Total	4,958	(1,898)	32	(1,866)	60	615	(1,191)	3,767

2010	$ MILLION

		Recognised in 2010
	Jan 1, 2010	Pre-tax	Tax	After tax	Share of equity- accounted investments	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2010
Currency translation differences
Recognised in the period		138	(4)	134
Reclassified to income		(276)	–	(276)
Net currency translation differences	2,528	(138)	(4)	(142)	388	(42)	204	2,732
Unrealised gains/(losses) on securities
Recognised in the period		(272)	(10)	(282)
Reclassified to income		(25)	9	(16)
Net unrealised gains/(losses) on securities	2,464	(297)	(1)	(298)	48	–	(250)	2,214
Cash flow hedging gains/(losses)
Recognised in the period		(13)	(1)	(14)
Reclassified to income		12	–	12
Net cash flow hedging gains/(losses)	(38)	(1)	(1)	(2)	52	–	50	12
Total	4,954	(436)	(6)	(442)	488	(42)	4	4,958

24 DIVIDENDS

$ MILLION

	2012	2011	2010
Interim dividends – A shares
Cash: $1.71 per share (2011: $1.68; 2010: $1.68)	3,583	3,440	5,239
Scrip: $1.71 per share (2011: $1.68; 2010: $0.42)	2,803	2,556	549
Total – A shares	6,386	5,996	5,788
Interim dividends – B shares
Cash: $1.71 per share (2011: $1.68; 2010: $1.68)	3,807	3,437	4,345
Scrip: $1.71 per share (2011: $1.68; 2010: $0.42)	762	1,024	63
Total – B shares	4,569	4,461	4,408
Total	10,955	10,457	10,196

In addition, on January 31, 2013, the Directors announced a further interim dividend in respect of 2012 of $0.43 per A share and $0.43 per B share. The total dividend is estimated to be $2,748 million and is payable on March 28, 2013. Under the Scrip Dividend Programme, shareholders can elect to receive dividends in the form of A shares.

136	Shell Annual Report and Form 20-F 2012	reports.shell.com
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 24 continued]

Dividends on A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends on B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends on ADSs are paid in dollars.

25 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

Groundwater contamination

Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors, as well as governmental entities. The plaintiffs allege responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. Fewer than 10 of these cases remain. On the basis of court rulings in SOC’s favour in certain cases claiming damages from threats of contamination, the claims asserted in remaining matters, and Shell’s track record with regard to amounts paid to resolve varying claims, the management of Shell currently does not believe that the outcome of the remaining oxygenate-related litigation pending, as at December 31, 2012, will have a material impact on Shell.

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

26 AUDITORS’ REMUNERATION

$ MILLION

	2012	2011	2010
Fees in respect of the audit of the Consolidated and Parent Company Financial Statements, including audit of consolidation returns	5	5	4
Other audit fees, principally in respect of audits of accounts of subsidiaries	41	42	50
Total audit fees	46	47	54
Audit-related fees (for other services provided pursuant to legislation)	1	2	1
Fees in respect of non-audit services (principally for tax compliance)	1	–	1
Total	48	49	56

In addition, PricewaterhouseCoopers provides audit services to retirement benefit plans for employees of subsidiaries. Remuneration amounted to $2 million in 2012 (2011: $2 million; 2010: $1 million).

27 EARNINGS PER SHARE

	Income attributable to Royal Dutch Shell plc shareholders ($ million)	Basic weighted average number of A and B shares	Diluted weighted average number of A and B shares
2012	26,592	6,261,184,755	6,267,839,545
2011	30,918	6,212,532,421	6,221,655,088
2010	20,127	6,132,640,190	6,139,300,098

Basic earnings per share are calculated by dividing the income attributable to Royal Dutch Shell plc shareholders for the year by the weighted average number of A and B shares outstanding during the year.

reports.shell.com	Shell Annual Report and Form 20-F 2012	137
Consolidated Financial Statements > Notes to the Consolidated Financial Statements

[Note 27 continued]

Diluted earnings per share are based on the same income figures. The weighted average number of shares outstanding during the year is adjusted for the number of shares related to share option schemes.

Earnings per share are identical for A and B shares.

28 POST-BALANCE SHEET EVENTS

Shell entered into an agreement to acquire part of Repsol S.A.’s LNG portfolio for a cash consideration of $4.4 billion. Under the terms of the agreement, which is subject to regulatory approvals and other conditions precedent, Shell will assume the finance lease obligations of the businesses acquired, provisionally estimated at $1.8 billion.

138	Shell Annual Report and Form 20-F 2012	reports.shell.com
Supplementary information – oil and gas (unaudited)

SUPPLEMENTARY INFORMATION –

OIL AND GAS (UNAUDITED)

Proved reserves and related information, and disclosures set out on pages 138-156, are referred to as “unaudited” as a means of clarifying that this information is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the Consolidated Financial Statements.

Proved oil and gas reserves

Proved reserves’ estimates are calculated pursuant to the U.S. Securities and Exchange Commission (SEC) Rules and the Financial Accounting Standard Board’s Topic 932. The definitions used are in accordance with the SEC Rule 4-10 (a) of Regulation S-X.

We include proved reserves associated with future production that will be consumed in operations.

Proved reserves shown are net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do not exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by government or other parties) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements that involve Shell subsidiaries and equity-accounted investments in risks and rewards but do not transfer title of the product to those entities.

Proved reserves cannot be measured exactly since estimation of reserves involves subjective judgement (see “Risk factors” on pages 13-15). These estimates remain subject to revision and are unaudited supplementary information.

Proved reserves assurance process

A central group of reserves experts, who on average have around 25 years’ experience in the oil and gas industry, undertake the primary assurance of the proved reserves bookings. This group of experts is part of the Resources Assurance and Reporting (RAR) organisation. A Vice President with 31 years’ experience in the oil and gas industry currently heads the RAR organisation. He is a member of the Society of Petroleum Engineers and holds a diploma of Ingénieur Civil des Ponts et Chaussées de France. The RAR organisation reports directly to an Executive Vice President of Finance, who is a member of the Upstream Reserves Committee (URC). The URC is a multidisciplinary committee consisting of senior representatives from the Finance, Legal, Projects & Technology and Upstream organisations. The URC reviews and endorses all major (larger than 20 million barrels of oil equivalent) proved reserves bookings and endorses the total aggregated proved reserves. Final approval of all proved reserves bookings remains with Shell’s Executive Committee. The Internal Audit function also provides secondary assurance through audits of the control framework.

Additional information concerning proved reserves

Proved reserves can be either developed or undeveloped. Subsidiaries’ proved reserves at December 31, 2012, were divided into 66% developed and 34% undeveloped on a barrel of oil equivalent basis. For the Shell share of equity-accounted investments, the proved reserves were divided into 81% developed and 19% undeveloped.

Proved reserves are recognised under various forms of contractual agreements. Shell’s proved reserves volumes at December 31, 2012, present in agreements such as PSCs or other forms of economic entitlement contracts, where the Shell share of reserves can vary with commodity prices, were approximately 1,172 million barrels of crude oil and natural gas liquids, and 12,227 thousand million scf of natural gas.

reports.shell.com	Shell Annual Report and Form 20-F 2012	139
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

Proved reserves 2012-2011

SHELL SUBSIDIARIES

Europe

The increase of 56 million barrels in purchases of minerals in place resulted from the acquisition of additional interests in assets in Norway and the UK.

Asia

The net increase of 191 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported continuing better performance than historically predicted in Iraq, Kazakhstan, Malaysia and Oman.

Africa

The net increase of 95 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir analyses and updates in fields supported continuing better performance than historically predicted in Gabon and Nigeria.

USA

The net increase of 80 million barrels in revisions and reclassifications resulted from field performance studies and development activities.

Canada

The synthetic crude oil net increase of 131 million barrels in revisions and reclassifications resulted from field performance studies and development activities.

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Asia

The net increase of 79 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir analyses and updates in fields supported continuing better performance than historically predicted in Brunei, Russia and the United Arab Emirates.

Proved reserves 2011-2010

SHELL SUBSIDIARIES

Europe

The net increase of 140 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported continuing better production performance of major assets than historically predicted, primarily in fields in Italy and the UK. The increase of 81 million barrels from extensions and discoveries are associated with activities in the UK.

Asia

The net decrease of 293 million barrels in revisions and reclassifications resulted from field performance studies and development activities in producing fields in Oman and revised development plans in Kazakhstan.

Oceania

The increase of 95 million barrels in extensions and discoveries resulted from new bookings in Australia associated with LNG integrated projects.

Africa

The net increase of 128 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir analyses and updates in fields supported continuing better performance than historically predicted.

Canada

The increase of 116 million barrels of synthetic crude oil resulted from an extension of mining operations in Alberta.

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Asia

The net increase of 83 million barrels in revisions and reclassifications resulted from better field production performance and ongoing development activities in fields in Brunei and Russia.

140	Shell Annual Report and Form 20-F 2012	reports.shell.com
Supplementary information – oil and gas (unaudited) > Crude oil, natural gas liquids, synthetic crude oil and bitumen

Crude oil, natural gas liquids,

synthetic crude oil and bitumen

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2012	MILLION BARRELS

					North				South
	Europe	Asia	Oceania	Africa	America				America	Total
					USA	Canada
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	723	1,104	175	731	532	35	1,680	55	63	3,363	1,680	55	5,098
Revisions and reclassifications	24	191	5	95	80	3	131	1	12	410	131	1	542
Improved recovery	–	6	–	–	4	–	–	–	–	10	–	–	10
Extensions and discoveries	44	2	–	1	30	1	–	1	7	85	–	1	86
Purchases of minerals in place	56	–	–	–	26	–	–	–	–	82	–	–	82
Sales of minerals in place	–	–	(24)	(33)	(6)	(1)	–	(1)	–	(64)	–	(1)	(65)
Production [A]	(78)	(112)	(10)	(106)	(57)	(5)	(48)	(7)	(13)	(381)	(48)	(7)	(436)
At December 31	769	1,191	146	688	609	33	1,763	49	69	3,505	1,763	49	5,317
Shell share of equity-accounted investments
At January 1	31	560	34	–	306	–	–	–	19	950	–	–	950
Revisions and reclassifications	(5)	79	1	–	10	–	–	–	2	87	–	–	87
Improved recovery	–	–	–	–	3	–	–	–	–	3	–	–	3
Extensions and discoveries	–	2	–	–	–	–	–	–	–	2	–	–	2
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(1)	–	–	–	–	–	–	(1)	–	–	(1)
Production	(2)	(126)	(6)	–	(25)	–	–	–	(3)	(162)	–	–	(162)
At December 31	24	515	28	–	294	–	–	–	18	879	–	–	879
Total	793	1,706	174	688	903	33	1,763	49	87	4,384	1,763	49	6,196
Reserves attributable to non-controlling interest in Shell subsidiaries
At December 31	–	–	–	16	–	–	–	–	–	16	–	–	16
[A]	Includes 2 million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2012	MILLION BARRELS

					North				South
	Europe	Asia	Oceania	Africa	America				America	Total
					USA	Canada
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	460	781	35	438	240	22	1,249	22	35	2,011	1,249	22	3,282
At December 31	425	817	34	496	283	28	1,271	18	31	2,114	1,271	18	3,403
Shell share of equity-accounted investments
At January 1	30	483	21	–	202	–	–	–	18	754	–	–	754
At December 31	23	460	19	–	217	–	–	–	17	736	–	–	736

PROVED UNDEVELOPED RESERVES 2012	MILLION BARRELS

					North				South
	Europe	Asia	Oceania	Africa	America				America	Total
					USA	Canada
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	263	323	140	293	292	13	431	33	28	1,352	431	33	1,816
At December 31	344	374	112	192	326	5	492	31	38	1,391	492	31	1,914
Shell share of equity-accounted investments
At January 1	1	77	13	–	104	–	–	–	1	196	–	–	196
At December 31	1	55	9	–	77	–	–	–	1	143	–	–	143

reports.shell.com	Shell Annual Report and Form 20-F 2012	141
Supplementary information – oil and gas (unaudited) > Crude oil, natural gas liquids, synthetic crude oil and bitumen

Crude oil, natural gas liquids,

synthetic crude oil and bitumen

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2011	MILLION BARRELS

					North				South
	Europe	Asia	Oceania	Africa	America				America	Total
					USA	Canada
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	587	1,493	74	750	556	35	1,567	51	66	3,561	1,567	51	5,179
Revisions and reclassifications	140	(293)	17	128	28	3	42	9	10	33	42	9	84
Improved recovery	–	1	–	–	–	–	–	–	1	2	–	–	2
Extensions and discoveries	81	6	95	1	5	4	116	–	3	195	116	–	311
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	(29)	(5)	–	–	–	–	(34)	–	–	(34)
Production [A]	(85)	(103)	(11)	(119)	(52)	(7)	(45)	(5)	(17)	(394)	(45)	(5)	(444)
At December 31	723	1,104	175	731	532	35	1,680	55	63	3,363	1,680	55	5,098
Shell share of equity-accounted investments
At January 1	30	592	35	–	287	–	–	–	23	967	–	–	967
Revisions and reclassifications	3	83	6	–	15	–	–	–	(1)	106	–	–	106
Improved recovery	–	1	–	–	31	–	–	–	–	32	–	–	32
Extensions and discoveries	–	14	1	–	–	–	–	–	–	15	–	–	15
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(1)	–	(2)	–	–	–	–	(3)	–	–	(3)
Production	(2)	(130)	(7)	–	(25)	–	–	–	(3)	(167)	–	–	(167)
At December 31	31	560	34	–	306	–	–	–	19	950	–	–	950
Total	754	1,664	209	731	838	35	1,680	55	82	4,313	1,680	55	6,048
Reserves attributable to non-controlling interest in Shell subsidiaries
At December 31	–	–	–	13	–	–	–	–	–	13	–	–	13
[A]	Includes 3 million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2011	MILLION BARRELS

					North				South
	Europe	Asia	Oceania	Africa	America				America	Total
					USA	Canada
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	496	382	36	406	262	26	1,214	23	38	1,646	1,214	23	2,883
At December 31	460	781	35	438	240	22	1,249	22	35	2,011	1,249	22	3,282
Shell share of equity-accounted investments
At January 1	22	402	22	–	205	–	–	–	21	672	–	–	672
At December 31	30	483	21	–	202	–	–	–	18	754	–	–	754

PROVED UNDEVELOPED RESERVES 2011	MILLION BARRELS

					North				South
	Europe	Asia	Oceania	Africa	America				America	Total
					USA	Canada
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	91	1,111	38	344	294	9	353	28	28	1,915	353	28	2,296
At December 31	263	323	140	293	292	13	431	33	28	1,352	431	33	1,816
Shell share of equity-accounted investments
At January 1	8	190	13	–	82	–	–	–	2	295	–	–	295
At December 31	1	77	13	–	104	–	–	–	1	196	–	–	196

142	Shell Annual Report and Form 20-F 2012	reports.shell.com
Supplementary information – oil and gas (unaudited) > Crude oil, natural gas liquids, synthetic crude oil and bitumen

Crude oil, natural gas liquids,

synthetic crude oil and bitumen

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2010	MILLION BARRELS

					North				South
	Europe	Asia	Oceania	Africa	America				America	Total
					USA	Canada
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	496	1,231	77	735	422	38	1,599	57	38	3,037	1,599	57	4,693
Revisions and reclassifications	205	313	7	138	47	2	(4)	(2)	17	729	(4)	(2)	723
Improved recovery	–	8	–	–	54	–	–	–	–	62	–	–	62
Extensions and discoveries	–	7	1	7	96	2	–	3	31	144	–	3	147
Purchases of minerals in place	11	33	–	14	1	–	–	–	–	59	–	–	59
Sales of minerals in place	(23)	–	–	(14)	(5)	–	–	–	–	(42)	–	–	(42)
Production [A]	(102)	(99)	(11)	(130)	(59)	(7)	(28)	(7)	(20)	(428)	(28)	(7)	(463)
At December 31	587	1,493	74	750	556	35	1,567	51	66	3,561	1,567	51	5,179
Shell share of equity-accounted investments
At January 1	30	599	58	–	288	–	–	–	19	994	–	–	994
Revisions and reclassifications	2	101	2	–	22	–	–	–	6	133	–	–	133
Improved recovery	–	4	–	–	–	–	–	–	–	4	–	–	4
Extensions and discoveries	–	9	–	–	4	–	–	–	1	14	–	–	14
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(15)	–	–	–	–	–	–	(15)	–	–	(15)
Production	(2)	(121)	(10)	–	(27)	–	–	–	(3)	(163)	–	–	(163)
At December 31	30	592	35	–	287	–	–	–	23	967	–	–	967
Total	617	2,085	109	750	843	35	1,567	51	89	4,528	1,567	51	6,146
Reserves attributable to non-controlling interest in Shell subsidiaries
At December 31	–	5	–	13	–	–	–	–	–	18	–	–	18
[A]	Includes 2 million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2010	MILLION BARRELS

					North				South
	Europe	Asia	Oceania	Africa	America				America	Total
					USA	Canada
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	384	341	40	379	249	23	691	29	35	1,451	691	29	2,171
At December 31	496	382	36	406	262	26	1,214	23	38	1,646	1,214	23	2,883
Shell share of equity-accounted investments
At January 1	9	420	39	–	216	–	–	–	17	701	–	–	701
At December 31	22	402	22	–	205	–	–	–	21	672	–	–	672

PROVED UNDEVELOPED RESERVES 2010	MILLION BARRELS

					North				South
	Europe	Asia	Oceania	Africa	America				America	Total
					USA	Canada
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	112	890	37	356	173	15	908	28	3	1,586	908	28	2,522
At December 31	91	1,111	38	344	294	9	353	28	28	1,915	353	28	2,296
Shell share of equity-accounted investments
At January 1	21	179	19	–	72	–	–	–	2	293	–	–	293
At December 31	8	190	13	–	82	–	–	–	2	295	–	–	295

reports.shell.com	Shell Annual Report and Form 20-F 2012	143
Supplementary information – oil and gas (unaudited) > Natural gas

NATURAL GAS

Shell subsidiaries’ estimated net proved reserves of natural gas at the end of the year; their share of the net proved reserves of equity-accounted investments at the end of the year; and the changes in such reserves during the year are set out below. The volumes in the table below have not been adjusted to standard heat content. Apart from integrated projects, volumes of gas are reported on an “as-sold” basis. The price used to calculate future revenue and cash flows from proved gas reserves is the contract price or the 12-month average on “as-sold” volumes. Volumes associated with integrated projects are those measured at a designated transfer point between the Upstream and Downstream portions of the integrated project. Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

Significant changes in natural gas proved developed and undeveloped reserves are discussed below.

Proved reserves 2012-2011

SHELL SUBSIDIARIES

Oceania

The decrease of 303 thousand million scf in sales in place resulted from the sale of part of our interest in the Prelude LNG integrated project in Australia.

USA

The net decrease of 1,076 thousand million scf in revisions and reclassifications related to reductions from lower commodity prices, partly offset by increases from field performance studies and development activities. The increase of 393 thousand million scf in extensions and discoveries resulted from new bookings and extensions of proved areas by drilling activities.

Canada

The net decrease of 683 thousand million scf in revisions and reclassifications resulted from lower commodity prices.

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Asia

The net increase of 284 thousand million scf in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported continuing better production performance in Brunei and Russia.

Proved reserves 2011-2010

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

SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS

Asia

The net increase of 310 thousand million scf in revisions and reclassifications resulted primarily from studies.

144	Shell Annual Report and Form 20-F 2012	reports.shell.com
Supplementary information – oil and gas (unaudited) > Natural gas

Natural gas

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2012	THOUSAND MILLION STANDARD CUBIC FEET

					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	5,498	10,691	5,952	2,800	3,196	2,045	104	30,286
Revisions and reclassifications	14	160	136	(142)	(1,076)	(683)	8	(1,583)
Improved recovery	–	–	–	–	16	–	–	16
Extensions and discoveries	68	–	–	89	393	84	4	638
Purchases of minerals in place	22	–	–	–	139	–	–	161
Sales of minerals in place	–	–	(303)	(163)	(6)	(191)	–	(663)
Production [A]	(581)	(631)	(214)	(343)	(397)	(244)	(21)	(2,431)
At December 31	5,021	10,220	5,571	2,241	2,265	1,011	95	26,424
Shell share of equity-accounted investments
At January 1	9,903	6,262	1,142	–	63	–	6	17,376
Revisions and reclassifications	(89)	284	15	–	31	–	(1)	240
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	3	26	–	–	–	–	–	29
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(21)	–	–	–	–	(21)
Production [B]	(670)	(481)	(97)	–	(7)	–	(1)	(1,256)
At December 31	9,147	6,091	1,039	–	87	–	4	16,368
Total	14,168	16,311	6,610	2,241	2,352	1,011	99	42,792
Reserves attributable to non-controlling interest in Shell subsidiaries
At December 31	–	6	–	7	–	–	–	13
[A]	Includes 161 thousand million standard cubic feet consumed in operations.
[B]	Includes 60 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2012	THOUSAND MILLION STANDARD CUBIC FEET

					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	4,685	9,379	839	1,112	1,506	951	92	18,564
At December 31	4,192	9,366	843	1,012	1,607	872	81	17,973
Shell share of equity-accounted investments
At January 1	7,837	4,936	241	–	46	–	5	13,065
At December 31	7,407	5,088	581	–	67	–	3	13,146

PROVED UNDEVELOPED RESERVES 2012	THOUSAND MILLION STANDARD CUBIC FEET

					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	813	1,312	5,113	1,688	1,690	1,094	12	11,722
At December 31	829	854	4,728	1,229	658	139	14	8,451
Shell share of equity-accounted investments
At January 1	2,066	1,326	901	–	17	–	1	4,311
At December 31	1,740	1,003	458	–	20	–	1	3,222

reports.shell.com	Shell Annual Report and Form 20-F 2012	145
Supplementary information – oil and gas (unaudited) > Natural gas

Natural gas

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2011	THOUSAND MILLION STANDARD CUBIC FEET

					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	5,082	11,970	4,814	2,989	2,671	1,308	149	28,983
Revisions and reclassifications	990	(860)	(118)	90	405	155	(23)	639
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	31	239	1,471	71	694	816	–	3,322
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	(120)	–	(21)	(213)	(5)	–	(359)
Production [A]	(605)	(538)	(215)	(329)	(361)	(229)	(22)	(2,299)
At December 31	5,498	10,691	5,952	2,800	3,196	2,045	104	30,286
Shell share of equity-accounted investments
At January 1	10,484	6,248	1,335	–	74	–	11	18,152
Revisions and reclassifications	72	310	(112)	–	(6)	–	(4)	260
Improved recovery	–	–	–	–	3	–	–	3
Extensions and discoveries	–	168	14	–	–	–	–	182
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	(4)	–	(30)	–	(1)	–	–	(35)
Production [B]	(649)	(464)	(65)	–	(7)	–	(1)	(1,186)
At December 31	9,903	6,262	1,142	–	63	–	6	17,376
Total	15,401	16,953	7,094	2,800	3,259	2,045	110	47,662
Reserves attributable to non-controlling interest in Shell subsidiaries
At December 31	–	10	–	9	–	–	–	19
[A]	Includes 149 thousand million standard cubic feet consumed in operations.
[B]	Includes 57 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2011	THOUSAND MILLION STANDARD CUBIC FEET

					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	4,358	2,273	1,041	1,092	1,460	869	89	11,182
At December 31	4,685	9,379	839	1,112	1,506	951	92	18,564
Shell share of equity-accounted investments
At January 1	8,154	2,510	311	–	55	–	9	11,039
At December 31	7,837	4,936	241	–	46	–	5	13,065

PROVED UNDEVELOPED RESERVES 2011	THOUSAND MILLION STANDARD CUBIC FEET

					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	724	9,697	3,773	1,897	1,211	439	60	17,801
At December 31	813	1,312	5,113	1,688	1,690	1,094	12	11,722
Shell share of equity-accounted investments
At January 1	2,330	3,738	1,024	–	19	–	2	7,113
At December 31	2,066	1,326	901	–	17	–	1	4,311

146	Shell Annual Report and Form 20-F 2012	reports.shell.com
Supplementary information – oil and gas (unaudited) > Natural gas

Natural gas

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2010	THOUSAND MILLION STANDARD CUBIC FEET

					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	4,722	13,733	4,800	3,038	2,258	1,172	238	29,961
Revisions and reclassifications	1,077	(1,379)	262	118	292	36	(75)	331
Improved recovery	–	–	–	–	41	–	–	41
Extensions and discoveries	–	122	9	194	432	334	13	1,104
Purchases of minerals in place	2	9	–	5	173	–	–	189
Sales of minerals in place	(20)	–	(20)	(80)	(94)	(11)	(2)	(227)
Production [A]	(699)	(515)	(237)	(286)	(431)	(223)	(25)	(2,416)
At December 31	5,082	11,970	4,814	2,989	2,671	1,308	149	28,983
Shell share of equity-accounted investments
At January 1	11,113	6,079	1,832	–	65	–	5	19,094
Revisions and reclassifications	103	321	52	–	16	–	6	498
Improved recovery	–	1	–	–	–	–	–	1
Extensions and discoveries	–	184	–	–	–	–	–	184
Purchases of minerals in place	–	–	48	–	–	–	–	48
Sales of minerals in place	–	–	(516)	–	–	–	–	(516)
Production [B]	(732)	(337)	(81)	–	(7)	–	–	(1,157)
At December 31	10,484	6,248	1,335	–	74	–	11	18,152
Total	15,566	18,218	6,149	2,989	2,745	1,308	160	47,135
Reserves attributable to non-controlling interest in Shell subsidiaries At December 31	–	24	–	8	–	–	–	32
[A]	Includes 138 thousand million standard cubic feet consumed in operations.
[B]	Includes 40 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2010	THOUSAND MILLION STANDARD CUBIC FEET

					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	3,574	2,418	1,046	957	1,248	754	173	10,170
At December 31	4,358	2,273	1,041	1,092	1,460	869	89	11,182
Shell share of equity-accounted investments
At January 1	8,732	1,973	354	–	56	–	5	11,120
At December 31	8,154	2,510	311	–	55	–	9	11,039

PROVED UNDEVELOPED RESERVES 2010	THOUSAND MILLION STANDARD CUBIC FEET

					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	1,148	11,315	3,754	2,081	1,010	418	65	19,791
At December 31	724	9,697	3,773	1,897	1,211	439	60	17,801
Shell share of equity-accounted investments
At January 1	2,381	4,106	1,478	–	9	–	–	7,974
At December 31	2,330	3,738	1,024	–	19	–	2	7,113

reports.shell.com	Shell Annual Report and Form 20-F 2012	147
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

2012 – SHELL SUBSIDIARIES	$ MILLION

					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Future cash inflows	129,581	154,672	65,144	82,382	65,975	150,393	6,942	655,089
Future production costs	40,891	30,819	14,800	20,830	36,543	81,516	3,459	228,858
Future development costs	18,717	13,151	21,943	7,350	15,708	17,573	1,836	96,278
Future tax expenses	43,997	47,301	7,436	33,954	4,832	13,298	721	151,539
Future net cash flows	25,976	63,401	20,965	20,248	8,892	38,006	926	178,414
Effect of discounting cash flows at 10%	10,620	28,859	16,586	5,833	3,909	27,331	198	93,336
Standardised measure of discounted future net cash flows	15,356	34,542	4,379	14,415	4,983	10,675	728	85,078
Non-controlling interest included	–	8	–	281	–	–	–	289

2012 – SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS	$ MILLION

						North America		South
	Europe	Asia	Oceania	[A]	Africa	USA	Canada	America	Total
Future cash inflows	82,091	102,607	15,814		–	31,479	–	1,867	233,858
Future production costs	57,542	47,685	3,710		–	9,434	–	827	119,198
Future development costs	1,817	7,082	4,188		–	4,087	–	71	17,245
Future tax expenses	8,894	19,740	2,399		–	6,846	–	520	38,399
Future net cash flows	13,838	28,100	5,517		–	11,112	–	449	59,016
Effect of discounting cash flows at 10%	6,277	11,737	2,169		–	4,854	–	133	25,170
Standardised measure of discounted future net cash flows	7,561	16,363	3,348		–	6,258	–	316	33,846
[A]	Includes Shell’s ownership of 23% of Woodside Petroleum Ltd as from April 2012 (previously: 24%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

2011 – SHELL SUBSIDIARIES	$ MILLION

					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Future cash inflows	134,985	131,083	66,460	88,833	68,992	161,029	6,291	657,673
Future production costs	39,102	26,746	15,029	25,795	37,258	69,986	2,904	216,820
Future development costs	15,548	13,280	23,692	7,325	15,004	20,935	1,370	97,154
Future tax expenses	51,533	41,412	8,257	32,812	6,066	18,028	762	158,870
Future net cash flows	28,802	49,645	19,482	22,901	10,664	52,080	1,255	184,829
Effect of discounting cash flows at 10%	12,002	22,306	17,510	7,454	3,934	35,312	293	98,811
Standardised measure of discounted future net cash flows	16,800	27,339	1,972	15,447	6,730	16,768	962	86,018
Non-controlling interest included	–	12	–	269	–	–	–	281

148	Shell Annual Report and Form 20-F 2012	reports.shell.com
Supplementary information – oil and gas (unaudited) > Standardised measure of discounted future cash flows

2011 – SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS	$ MILLION

						North America		South
	Europe	Asia	Oceania	[A]	Africa	USA	Canada	America	Total
Future cash inflows	85,799	103,430	17,173		–	33,018	–	1,909	241,329
Future production costs	58,419	48,613	5,089		–	11,512	–	826	124,459
Future development costs	2,290	6,651	4,167		–	3,361	–	211	16,680
Future tax expenses	9,753	20,679	2,315		–	6,350	–	541	39,638
Future net cash flows	15,337	27,487	5,602		–	11,795	–	331	60,552
Effect of discounting cash flows at 10%	6,758	11,056	2,301		–	5,151	–	120	25,386
Standardised measure of discounted future net cash flows	8,579	16,431	3,301		–	6,644	–	211	35,166
[A]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

2010 – SHELL SUBSIDIARIES	$ MILLION

					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Future cash inflows	82,004	125,394	35,794	65,203	53,573	114,649	4,873	481,490
Future production costs	28,812	24,155	8,797	22,453	25,277	67,835	2,507	179,836
Future development costs	11,719	17,432	11,946	7,770	11,753	18,988	1,330	80,938
Future tax expenses	25,739	34,635	5,090	21,854	5,852	7,521	572	101,263
Future net cash flows	15,734	49,172	9,961	13,126	10,691	20,305	464	119,453
Effect of discounting cash flows at 10%	4,150	29,399	8,498	4,111	3,835	13,524	82	63,599
Standardised measure of discounted future net cash flows	11,584	19,773	1,463	9,015	6,856	6,781	382	55,854
Non-controlling interest included	–	126	–	166	–	–	–	292

2010 – SHELL SHARE OF EQUITY-ACCOUNTED INVESTMENTS	$ MILLION

						North America		South
	Europe	Asia	Oceania	[A]	Africa	USA	Canada	America	Total
Future cash inflows	71,140	69,452	12,179		–	21,994	–	1,667	176,432
Future production costs	50,406	30,703	3,083		–	8,099	–	493	92,784
Future development costs	2,265	5,116	1,410		–	2,944	–	118	11,853
Future tax expenses	6,881	14,750	1,751		–	3,921	–	531	27,834
Future net cash flows	11,588	18,883	5,935		–	7,030	–	525	43,961
Effect of discounting cash flows at 10%	5,159	7,024	2,423		–	2,928	–	165	17,699
Standardised measure of discounted future net cash flows	6,429	11,859	3,512		–	4,102	–	360	26,262
[A]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd as from November 2010 (previously: 34%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

reports.shell.com	Shell Annual Report and Form 20-F 2012	149
Supplementary information – oil and gas (unaudited) > Standardised measure of discounted future cash flows

Change in standardised measure of discounted future net cash flows relating to proved reserves

2012	$ MILLION

	Shell subsidiaries	Shell share of equity- accounted investments	Total
At January 1	86,018	35,166	121,184
Net changes in prices and production costs	(4,631)	6,166	1,535
Revisions of previous reserves estimates	16,755	2,696	19,451
Extensions, discoveries and improved recovery	3,859	299	4,158
Purchases and sales of minerals in place	(1,821)	(91)	(1,912)
Development cost related to future production	(12,179)	(2,971)	(15,150)
Sales and transfers of oil and gas, net of production costs	(43,000)	(16,139)	(59,139)
Development cost incurred during the year	19,559	2,288	21,847
Accretion of discount	16,570	5,130	21,700
Net change in income tax	3,948	1,302	5,250
At December 31	85,078	33,846	118,924

2011			$ MILLION

	Shell subsidiaries	Shell share of equity- accounted investments	Total
At January 1	55,854	26,262	82,116
Net changes in prices and production costs	80,192	23,636	103,828
Revisions of previous reserves estimates	15,144	3,205	18,349
Extensions, discoveries and improved recovery	14,508	1,725	16,233
Purchases and sales of minerals in place	(1,957)	(288)	(2,245)
Development cost related to future production	(21,733)	(4,173)	(25,906)
Sales and transfers of oil and gas, net of production costs	(47,669)	(15,296)	(62,965)
Development cost incurred during the year	13,529	2,607	16,136
Accretion of discount	10,572	3,727	14,299
Net change in income tax	(32,422)	(6,239)	(38,661)
At December 31	86,018	35,166	121,184

2010	$ MILLION

	Shell subsidiaries	Shell share of equity- accounted investments	Total
At January 1	33,395	22,346	55,741
Net changes in prices and production costs	49,223	10,585	59,808
Revisions of previous reserves estimates	23,288	3,732	27,020
Extensions, discoveries and improved recovery	5,486	785	6,271
Purchases and sales of minerals in place	317	(2,070)	(1,753)
Development cost related to future production	(12,355)	(698)	(13,053)
Sales and transfers of oil and gas, net of production costs	(36,841)	(11,432)	(48,273)
Development cost incurred during the year	13,454	2,380	15,834
Accretion of discount	5,928	3,393	9,321
Net change in income tax	(26,041)	(2,759)	(28,800)
At December 31	55,854	26,262	82,116

150	Shell Annual Report and Form 20-F 2012	reports.shell.com
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

Shell subsidiaries

$ MILLION

	2012	2011
Cost
Proved properties [A]	191,053	167,690
Unproved properties	33,061	28,474
Support equipment and facilities	6,637	6,313
	230,751	202,477
Depreciation, depletion and amortisation
Proved properties [A]	101,709	92,562
Unproved properties	2,110	2,351
Support equipment and facilities	3,549	3,515
	107,368	98,428
Net capitalised costs	123,383	104,049
[A]	Includes capitalised asset decommissioning and restoration costs and related depreciation.

Shell share of equity-accounted investments

$ MILLION

	2012	2011
Cost
Proved properties [A]	50,227	45,389
Unproved properties	3,584	2,563
Support equipment and facilities	3,480	3,249
	57,291	51,201
Depreciation, depletion and amortisation
Proved properties [A]	25,968	23,669
Unproved properties	180	155
Support equipment and facilities	1,893	1,798
	28,041	25,622
Net capitalised costs	29,250	25,579
[A]	Includes capitalised asset decommissioning and restoration costs and related depreciation.

reports.shell.com	Shell Annual Report and Form 20-F 2012	151
Supplementary information – oil and gas (unaudited) > Oil and gas exploration and production activities costs incurred

OIL AND GAS EXPLORATION

AND PRODUCTION ACTIVITIES COSTS INCURRED

Costs incurred during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the table below. Development costs include capitalised asset decommissioning and restoration costs and exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

Shell subsidiaries

2012	$ MILLION

					North America			South
	Europe	Asia	Oceania	Africa	USA	Other	[A]	America	Total
Acquisition of properties
Proved	387	–	–	–	567	1		–	955
Unproved	16	148	1,769	96	2,610	381		152	5,172
Exploration	421	867	352	559	4,898	1,109		479	8,685
Development	3,080	2,773	4,901	1,733	3,621	2,113		354	18,575
[A]	Comprises Canada and Greenland.

2011	$ MILLION

					North America			South
	Europe	Asia	Oceania	Africa	USA	Other	[A]	America	Total
Acquisition of properties
Proved	32	1	–	1	–	1		–	35
Unproved	1	1,181	73	174	1,417	763		23	3,632
Exploration	321	510	300	404	3,138	663		386	5,722
Development	1,152	3,089	1,196	1,047	2,697	1,614		340	11,135
[A]	Comprises Canada and Greenland.

2010	$ MILLION

					North America			South
	Europe	Asia	Oceania	Africa	USA	Other	[A]	America	Total
Acquisition of properties
Proved	302	4	–	313	38	–		–	657
Unproved	304	110	–	330	5,776	86		–	6,606
Exploration	380	414	410	508	1,939	443		277	4,371
Development	2,590	2,800	437	1,569	2,072	3,239		307	13,014
[A]	Comprises Canada and Greenland.

152	Shell Annual Report and Form 20-F 2012	reports.shell.com
Supplementary information – oil and gas (unaudited) > Oil and gas exploration and production activities costs incurred

Shell share of equity-accounted investments

2012	$ MILLION

					North America		South
	Europe	Asia	Oceania	Africa	USA	Other	America	Total
Acquisition of properties
Proved	–	–	–	–	–	–	–	–
Unproved	–	–	–	–	–	–	–	–
Exploration	38	323	103	–	10	–	–	474
Development	209	2,217	549	–	405	–	34	3,414

2011	$ MILLION

					North America		South
	Europe	Asia	Oceania	Africa	USA	Other	America	Total
Acquisition of properties
Proved	–	–	–	–	–	–	–	–
Unproved	–	–	279	–	–	–	–	279
Exploration	26	250	160	–	9	–	–	445
Development	280	2,103	1,023	–	349	–	81	3,836

2010	$ MILLION

					North America		South
	Europe	Asia	Oceania	Africa	USA	Other	America	Total
Acquisition of properties
Proved	–	–	–	–	–	–	–	–
Unproved	–	–	–	–	–	–	–	–
Exploration	59	276	127	–	4	–	–	466
Development	306	2,083	849	–	302	–	50	3,590

reports.shell.com	Shell Annual Report and Form 20-F 2012	153
Supplementary information – oil and gas (unaudited) > Oil and gas exploration and production activities earnings

OIL AND GAS EXPLORATION AND

PRODUCTION ACTIVITIES EARNINGS

Shell subsidiaries

2012	$ MILLION

					North America		South
	Europe	Asia	Oceania	Africa	USA	Other [A]	America	Total
Revenue
Third parties	4,705	3,981	1,941	2,807	3,573	207	23	17,237
Sales between businesses	10,275	16,450	1,129	10,364	3,906	6,443	1,431	49,998
Total	14,980	20,431	3,070	13,171	7,479	6,650	1,454	67,235
Production costs excluding taxes	2,516	1,582	395	1,540	2,486	2,986	255	11,760
Taxes other than income tax [B]	350	410	322	1,248	39	–	145	2,514
Exploration	347	461	175	699	801	423	198	3,104
Depreciation, depletion and amortisation	1,531	1,222	304	1,261	3,837	2,037	315	10,507
Other (costs)/income	(1,331)	(3,157)	1,769	322	(563)	(2,175)	(63)	(5,198)
Earnings before taxation	8,905	13,599	3,643	8,745	(247)	(971)	478	34,152
Taxation charge/(credit)	6,327	10,742	1,104	5,358	(127)	(428)	137	23,113
Earnings after taxation	2,578	2,857	2,539	3,387	(120)	(543)	341	11,039
[A]	Comprises Canada and Greenland.
[B]	Includes cash paid royalties to governments outside North America.

2011	$ MILLION

					North America			South
	Europe	Asia	Oceania	Africa	USA	Other	[A]	America	Total
Revenue
Third parties	5,038	4,227	1,823	3,143	3,369	342		96	18,038
Sales between businesses	10,379	14,495	1,160	10,986	4,016	6,710		1,570	49,316
Total	15,417	18,722	2,983	14,129	7,385	7,052		1,666	67,354
Production costs excluding taxes	2,243	1,301	386	1,453	2,005	2,979		250	10,617
Taxes other than income tax [B]	390	588	300	1,499	59	–		180	3,016
Exploration	288	326	178	493	745	110		126	2,266
Depreciation, depletion and amortisation	1,473	1,008	351	1,181	2,427	1,575		352	8,367
Other (costs)/income	(1,670)	(3,242)	(331)	1,071	797	(2,080)		504	(4,951)
Earnings before taxation	9,353	12,257	1,437	10,574	2,946	308		1,262	38,137
Taxation charge/(credit)	6,048	9,748	(15)	6,511	714	165		471	23,642
Earnings after taxation	3,305	2,509	1,452	4,063	2,232	143		791	14,495
[A]	Comprises Canada and Greenland.
[B]	Includes cash paid royalties to governments outside North America.

2010	$ MILLION

					North America		South
	Europe	Asia	Oceania	Africa	USA	Other [A]	America	Total
Revenue
Third parties	4,100	2,755	1,674	2,215	3,547	487	121	14,899
Sales between businesses	8,572	10,672	980	8,225	3,153	4,101	1,356	37,059
Total	12,672	13,427	2,654	10,440	6,700	4,588	1,477	51,958
Production costs excluding taxes	2,186	1,106	287	1,244	1,700	2,257	209	8,989
Taxes other than income tax [B]	303	333	284	1,019	100	–	154	2,193
Exploration	335	275	110	294	730	167	125	2,036
Depreciation, depletion and amortisation	2,690	748	436	1,192	1,858	3,178	636	10,738
Other (costs)/income	(1,144)	(2,748)	2,479	497	(528)	(1,324)	72	(2,696)
Earnings before taxation	6,014	8,217	4,016	7,188	1,784	(2,338)	425	25,306
Taxation charge/(credit)	2,915	6,752	524	4,564	542	(614)	132	14,815
Earnings after taxation	3,099	1,465	3,492	2,624	1,242	(1,724)	293	10,491
[A]	Comprises Canada and Greenland.
[B]	Includes cash paid royalties to governments outside North America.

154	Shell Annual Report and Form 20-F 2012	reports.shell.com
Supplementary information – oil and gas (unaudited) > Oil and gas exploration and production activities earnings

Shell share of equity-accounted investments

2012	$ MILLION

						North America		South
	Europe	Asia	Oceania	[A]	Africa	USA	Other	America	Total
Third party revenue	6,448	12,592	1,441		–	2,715	–	341	23,537
Total	6,448	12,592	1,441		–	2,715	–	341	23,537
Production costs excluding taxes	411	952	372		–	453	–	41	2,229
Taxes other than income tax [B]	3,574	4,861	111		–	157	–	118	8,821
Exploration	17	391	155		–	10	–	–	573
Depreciation, depletion and amortisation	209	1,310	335		–	269	–	41	2,164
Other income/(costs)	390	(128)	80		–	(13)	–	(252)	77
Earnings before taxation	2,627	4,950	548		–	1,813	–	(111)	9,827
Taxation	969	1,971	136		–	658	–	26	3,760
Earnings after taxation	1,658	2,979	412		–	1,155	–	(137)	6,067
[A]	Includes Shell’s ownership of 23% of Woodside Petroleum Ltd as from April 2012 (previously: 24%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.
[B]	Includes cash paid royalties to governments outside North America.

2011	$ MILLION

						North America		South
	Europe	Asia	Oceania	[A]	Africa	USA	Other	America	Total
Third party revenue	5,688	11,021	1,271		–	2,807	–	318	21,105
Total	5,688	11,021	1,271		–	2,807	–	318	21,105
Production costs excluding taxes	353	932	247		–	457	–	41	2,030
Taxes other than income tax [B]	2,990	4,358	74		–	127	–	89	7,638
Exploration	13	60	89		–	8	–	–	170
Depreciation, depletion and amortisation	237	1,250	246		–	211	–	35	1,979
Other income/(costs)	349	(30)	(141)		–	103	–	(108)	173
Earnings before taxation	2,444	4,391	474		–	2,107	–	45	9,461
Taxation	940	1,983	174		–	765	–	45	3,907
Earnings after taxation	1,504	2,408	300		–	1,342	–	–	5,554
[A]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.
[B]	Includes cash paid royalties to governments outside North America.

2010	$ MILLION

						North America		South
	Europe	Asia	Oceania	[A]	Africa	USA	Other	America	Total
Third party revenue	5,027	6,895	1,471		–	2,023	–	196	15,612
Total	5,027	6,895	1,471		–	2,023	–	196	15,612
Production costs excluding taxes	355	815	196		–	449	–	64	1,879
Taxes other than income tax [B]	2,471	2,416	139		–	35	–	9	5,070
Exploration	19	8	111		–	4	–	–	142
Depreciation, depletion and amortisation	247	1,177	303		–	270	–	30	2,027
Other income/(costs)	337	(56)	3		–	18	–	43	345
Earnings before taxation	2,272	2,423	725		–	1,283	–	136	6,839
Taxation	878	1,338	207		–	465	–	136	3,024
Earnings after taxation	1,394	1,085	518		–	818	–	–	3,815
[A]	Includes Shell’s ownership of 24% of Woodside Petroleum Ltd as from November 2010 (previously: 34%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.
[B]	Includes cash paid royalties to governments outside North America.

reports.shell.com	Shell Annual Report and Form 20-F 2012	155
Supplementary information – oil and gas (unaudited) > Acreage and wells

ACREAGE AND WELLS

The tables below reflect Shell subsidiaries and equity-accounted investments acreage and wells.

The term “gross” refers to the total activity in which Shell subsidiaries and equity-accounted investments have an interest. The term “net” refers to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of equity-accounted investments’ fractional interests.

OIL AND GAS ACREAGE (AT DECEMBER 31)	THOUSAND ACRES

	2012				2011				2010
	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	9,091	2,659	5,844	1,964	9,016	2,586	6,688	2,376	8,983	2,550	8,165	3,265
Asia	26,989	9,400	53,460	26,604	27,268	9,810	48,554	25,779	27,496	9,970	41,781	22,800
Oceania	1,703	467	70,575	26,469	1,798	500	67,907	26,326	2,274	553	81,748	24,413
Africa	5,428	2,299	30,404	23,460	6,060	2,465	20,706	15,364	6,701	2,424	23,327	17,079
North America – USA	1,837	1,176	8,878	6,990	1,592	984	7,815	6,140	1,568	952	7,003	5,834
North America – Other [A]	1,181	785	36,179	27,349	1,101	757	31,573	23,849	1,002	664	31,501	21,489
South America	162	76	17,242	9,668	162	76	20,655	8,905	162	76	15,878	6,588
Total	46,391	16,862	222,582	122,504	46,997	17,178	203,898	108,739	48,186	17,189	209,403	101,468
[A]	Comprises Canada and Greenland.

NUMBER OF PRODUCTIVE WELLS (AT DECEMBER 31)[A]

	2012				2011				2010
	Oil		Gas		Oil		Gas		Oil		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	1,431	425	1,266	398	1,454	427	1,317	430	1,464	412	1,341	443
Asia	7,200	2,316	243	116	7,361	2,352	289	162	7,236	2,382	298	164
Oceania	48	5	574	217	48	5	557	212	39	4	608	211
Africa	837	324	95	62	883	357	98	65	1,180	447	89	59
North America – USA	15,108	7,630	4,618	2,808	14,993	7,607	3,449	2,222	15,322	7,771	3,884	2,457
North America – Canada	460	393	1,165	880	476	406	1,115	906	433	370	1,007	764
South America	73	29	7	2	67	33	7	2	73	34	6	1
Total	25,157	11,122	7,968	4,483	25,282	11,187	6,832	3,999	25,747	11,420	7,233	4,099
[A]	The number of productive wells with multiple completions (more than one formation producing into the same well bore) was 1,923 gross at December 31, 2012 (net 696); 2011: 1,997 gross (net 739); 2010: 2,011 gross (net 779).

NUMBER OF NET PRODUCTIVE WELLS AND DRY HOLES DRILLED

	2012		2011		2010
	Productive	Dry	Productive	Dry	Productive	Dry
Exploratory [A]
Europe	1	1	1	1	2	4
Asia	3	4	6	97	8	28
Oceania	–	1	–	2	–	2
Africa	3	7	3	5	8	5
North America – USA	124	3	70	2	75	5
North America – Canada	37	9	21	4	29	8
South America	–	1	1	1	1	1
Total	168	26	102	112	123	53
Development
Europe	9	–	12	1	20	1
Asia	255	4	196	8	269	4
Oceania	7	–	–	–	3	–
Africa	25	–	23	2	11	–
North America – USA	352	–	347	2	388	–
North America – Canada	49	2	102	1	34	–
South America	1	–	1	–	1	–
Total	698	6	681	14	726	5
[A]	Productive wells are wells with proved reserves allocated. Exploratory wells in the process of drilling are excluded and presented separately on page 156.

156	Shell Annual Report and Form 20-F 2012	reports.shell.com
Supplementary information – oil and gas (unaudited) > Acreage and wells

NUMBER OF WELLS IN THE PROCESS OF EXPLORATORY DRILLING [A]	2012

	At January 1		Wells in the process of drilling at January 1 and proved reserves allocated during the year		Wells in the process of drilling at January 1 and determined as dry during the year		New wells in the process of drilling at December 31		At December 31
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	24	6	(8)	(2)	(7)	(2)	5	3	14	5
Asia	101	47	(19)	(8)	(10)	(4)	33	22	105	57
Oceania	333	94	–	–	(10)	(5)	142	67	465	156
Africa	39	24	(4)	(2)	(11)	(8)	16	10	40	24
North America – USA	235	167	(153)	(98)	(2)	(1)	162	146	242	214
North America – Canada	145	142	(48)	(46)	(18)	(18)	67	58	146	136
South America	11	5	–	–	(4)	(2)	3	2	10	5
Total	888	485	(232)	(156)	(62)	(40)	428	308	1,022	597
[A]	Wells in the process of drilling includes exploratory wells temporarily suspended.

NUMBER OF WELLS IN THE PROCESS OF DEVELOPMENT DRILLING [A]	2012

	At January 1		At December 31
	Gross	Net	Gross	Net
Europe	14	3	13	3
Asia	69	20	50	16
Oceania	3	1	24	6
Africa	8	4	7	2
North America – USA	191	105	211	127
North America – Canada	16	13	58	50
South America	1	–	7	4
Total	302	146	370	208
[A]	In addition to the present activities mentioned above, Shell has ongoing activities related to the installation of waterflood projects in Europe, Asia, Africa and North America. Activities related to steam floods are in progress in Europe, Asia and North America, and gas compression is being installed in Europe and Asia.

reports.shell.com	Shell Annual Report and Form 20-F 2012	157
Independent Auditors’ Report to the Members of Royal Dutch Shell plc

INDEPENDENT AUDITORS’

REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

We have audited the Parent Company Financial Statements of Royal Dutch Shell plc (the Company) for the year ended December 31, 2012, which comprise the Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related Notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

As explained more fully in the statement of the Directors’ responsibilities in respect of the preparation of the financial statements set out on page 57, the Directors are responsible for the preparation of the Parent Company Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Parent Company Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

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

SCOPE OF THE AUDIT OF THE FINANCIAL STATEMENTS

An audit involves obtaining evidence about the amounts and disclosures in the Parent Company Financial Statements sufficient to give reasonable assurance that the Parent Company Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the Parent Company Financial Statements. In addition, we read all the financial and non-financial information in the Royal Dutch Shell plc Annual Report and Form 20-F for 2012 to identify material inconsistencies with the audited Parent Company Financial Statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

OPINION ON FINANCIAL STATEMENTS

In our opinion the Parent Company Financial Statements:

▪	give a true and fair view of the state of the Company’s affairs as at December 31, 2012, and of its income and cash flows for the year then ended;
▪	have been properly prepared in accordance with IFRSs as adopted by the European Union; and
▪	have been prepared in accordance with the requirements of the Companies Act 2006.

SEPARATE OPINION IN RELATION TO IFRSs AS ISSUED BY THE IASB

As explained in Note 1 to the Parent Company Financial Statements, the Company in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the Parent Company Financial Statements comply with IFRSs as issued by the IASB.

OPINION ON OTHER MATTERS PRESCRIBED BY THE COMPANIES ACT 2006

In our opinion:

▪	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
▪	the information given in the Report of the Directors for the financial year for which the Parent Company Financial Statements are prepared is consistent with the Parent Company Financial Statements.

MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION

We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:

▪	adequate accounting records have not been kept by the Company, or returns adequate for our audit have not been received from branches not visited by us; or
▪	the Parent Company Financial Statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or
▪	certain disclosures of Directors’ remuneration specified by law are not made; or
▪	we have not received all the information and explanations we require for our audit.

OTHER MATTER

We have reported separately on the Consolidated Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2012.

Stephen Johnson (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

March 13, 2013

Note:

▪	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) are the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Parent Company Financial Statements since they were initially presented on the website.
▪	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

158	Shell Annual Report and Form 20-F 2012	reports.shell.com
Parent Company Financial Statements

INDEX TO THE PARENT

COMPANY FINANCIAL STATEMENTS

The Parent Company Financial Statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

159	Statement of Income
159	Statement of Comprehensive Income
159	Balance Sheet
160	Statement of Changes in Equity
160	Statement of Cash Flows
161	Notes to the Parent Company Financial Statements
161	Note 1 Basis of preparation
161	Note 2 Accounting policies
162	Note 3 Finance income/(expense)
162	Note 4 Remuneration of Directors and Senior Management
162	Note 5 Investments in subsidiaries
162	Note 6 Taxation
163	Note 7 Accounts receivable
163	Note 8 Cash and cash equivalents
163	Note 9 Financial instruments and other derivative contracts
164	Note 10 Accounts payable and accrued liabilities
164	Note 11 Share capital
165	Note 12 Other reserves
166	Note 13 Dividends
166	Note 14 Related parties
167	Note 15 Legal proceedings and other contingencies
167	Note 16 Auditors’ remuneration

reports.shell.com	Shell Annual Report and Form 20-F 2012	159
Parent Company Financial Statements

STATEMENT OF INCOME	$ MILLION

	NOTES	2012	2011
Dividend income		3,807	13,438
Finance income	3	320	79
Administrative expenses		(70)	(103)
Finance expense	3	(24)	(225)
Income before taxation		4,033	13,189
Taxation	6	53	6
Income for the period		4,086	13,195

All results are from continuing activities.

STATEMENT OF COMPREHENSIVE INCOME	$ MILLION

	2012	2011
Income for the period	4,086	13,195
Comprehensive income for the period	4,086	13,195

BALANCE SHEET		$ MILLION

	NOTES	Dec 31, 2012	Dec 31, 2011
Assets
Non-current assets
Investments in subsidiaries	5	202,490	202,291
Deferred tax	6	351	350
		202,841	202,641
Current assets
Accounts receivable	7	12,902	17,433
Cash and cash equivalents	8	120	121
		13,022	17,554
Total assets		215,863	220,195
Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	1,015	1,110
		1,015	1,110
Total liabilities		1,015	1,110
Equity
Share capital	11	542	536
Other reserves	12	202,052	201,606
Retained earnings		12,254	16,943
Total equity		214,848	219,085
Total liabilities and equity		215,863	220,195

Signed on behalf of the Board /s/ Simon Henry
Simon Henry
Chief Financial Officer
March 13, 2013

The Notes on pages 161 to 167 form an integral part of these Parent Company Financial Statements.

160	Shell Annual Report and Form 20-F 2012	reports.shell.com
Parent Company Financial Statements

STATEMENT OF CHANGES IN EQUITY	$ MILLION

	NOTES	Share capital	Other reserves	Retained earnings	Total equity
At January 1, 2012		536	201,606	16,943	219,085
Comprehensive income for the period		–	–	4,086	4,086
Dividends paid	13	–	–	(10,955)	(10,955)
Scrip dividends	13	9	(9)	3,565	3,565
Repurchases of shares	12	(3)	3	(1,728)	(1,728)
Share-based compensation	12	–	452	343	795
At December 31, 2012		542	202,052	12,254	214,848
At January 1, 2011		529	201,542	11,142	213,213
Comprehensive income for the period		–	–	13,195	13,195
Dividends paid	13	–	–	(10,457)	(10,457)
Scrip dividends	13	10	(10)	3,580	3,580
Repurchases of shares	12	(3)	3	(1,106)	(1,106)
Share-based compensation	12	–	71	589	660
At December 31, 2011		536	201,606	16,943	219,085

STATEMENT OF CASH FLOWS	$ MILLION

	NOTES	2012	2011
Cash flow from operating activities
Income for the period		4,086	13,195
Adjustment for:
Dividend income		(3,807)	(13,438)
Taxation		(53)	(6)
Unrealised foreign exchange (gains)/losses		(293)	205
Interest income		(26)	(79)
Interest expense		24	17
Share-based compensation		51	69
Decrease/(increase) in working capital		5,090	(17,097)
Net cash from/(used in) operating activities (pre-tax)		5,072	(17,134)
Taxation refunded		–	11
Net cash from/(used in) operating activities		5,072	(17,123)
Cash flow from investing activities
Dividends received		3,807	13,438
Interest received		26	79
Net cash from investing activities		3,833	13,517
Cash flow from financing activities
Cash dividends paid	13	(7,390)	(6,877)
Repurchases of shares		(1,492)	(1,106)
Interest paid		(24)	(17)
Net cash used in financing activities		(8,906)	(8,000)
Decrease in cash and cash equivalents		(1)	(11,606)
Cash and cash equivalents at January 1		121	11,727
Cash and cash equivalents at December 31	8	120	121

The Notes on pages 161 to 167 form an integral part of these Parent Company Financial Statements.

reports.shell.com	Shell Annual Report and Form 20-F 2012	161
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

As described in the accounting policies in Note 2, the Financial Statements have been prepared under the historical cost convention except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods presented and there were no material changes during 2012.

The Financial Statements were approved and authorised for issue by the Board of Directors on March 13, 2013.

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results may differ from those estimates.

The financial results of the Company are included in the Consolidated Financial Statements on pages 99-137. The financial results of the Company incorporate the results of the Dividend Access Trust (the Trust), the financial statements for which are presented on pages 171-174.

The Company’s principal activity is being the parent company for Shell, as described in Note 1 to the Consolidated Financial Statements. It conducts itself wholly within the Corporate business segment (see Note 4 to the Consolidated Financial Statements).

2 ACCOUNTING POLICIES

The Company’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements. Key accounting estimates and judgements affecting the assessment and measurement of impairment follow those set out in Note 3 to the Consolidated Financial Statements. The following are the principal accounting policies that specifically relate to the Company:

Presentation currency

The Company’s presentation and functional currency is US dollars (dollars).

Taxation

The Company is tax-resident in the Netherlands. For the assessment of corporate income tax in the Netherlands, the Company and certain of its subsidiaries form a fiscal unit, in respect of which the Company recognises in its financial statements any current tax payable or receivable for the fiscal unit as a whole.

The Company’s tax charge or credit recognised in income is calculated at the statutory tax rate prevailing in the Netherlands.

Investments

Investments in subsidiaries are stated at cost, net of any impairment.

The original cost of the Company’s investment in Royal Dutch Petroleum Company (Royal Dutch) was based on the fair value of the shares transferred to the Company by the former shareholders of Royal Dutch in exchange for A shares in the Company during the public exchange offer in 2005. The original cost of the Company’s investment in The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited (Shell Transport), was the fair value of the shares held by the former shareholders of The “Shell” Transport and Trading Company, p.l.c. transferred in consideration for the issuance of B shares as part of the Scheme of Arrangement in 2005. The Company’s investments in Royal Dutch and Shell Transport now represent an investment in Shell Petroleum N.V. (Shell Petroleum); this change had no impact on the cost of investments in subsidiaries.

Share-based compensation plans

The fair value of share-based compensation for equity-settled plans granted to subsidiary employees under the Company’s schemes is recognised as an investment in subsidiaries from the date of grant over the vesting period with a corresponding increase in equity. In the year of vesting of a plan, the costs for the actual deliveries are recharged to the relevant employing subsidiaries. This is recognised as a repayment of the investment originally booked. If the actual vesting costs are higher than the cumulatively recognised share-based compensation charge, the difference is recognised in income.

Information on the principal plans, including vesting conditions and shares granted, vested and expired or forfeited during the year, is set out in Note 22 to the Consolidated Financial Statements.

162	Shell Annual Report and Form 20-F 2012	reports.shell.com
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 2 continued]

Dividend income

Interim dividends are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport or of Shell Petroleum, in which case income is recognised on declaration date.

3 FINANCE INCOME/(EXPENSE)

$ MILLION

	2012	2011
Finance income
Interest income	26	79
Foreign exchange gains	294	–
Total	320	79
Finance expense
Interest expense	(24)	(17)
Foreign exchange losses	–	(208)
Total	(24)	(225)

4 REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

Remuneration of Directors and Senior Management, consisting of short-term benefits, retirement benefits, share-based compensation and gains realised on the exercise of share options, is set out in Note 5 to the Consolidated Financial Statements. Of these amounts, $49 million (2011: $38 million) is borne by the Company and is presented within administrative expenses.

5 INVESTMENTS IN SUBSIDIARIES

$ MILLION

	2012	2011
At January 1	202,291	202,160
Share-based compensation	867	644
Recharge of vested share-based compensation	(731)	(657)
Other	63	144
At December 31	202,490	202,291

6 TAXATION

A – Taxation credit

$ MILLION

	2012	2011
Current taxation
Credit in respect of current period	(44)	(12)
Total	(44)	(12)
Deferred taxation
Relating to the origination and reversal of temporary differences	(9)	6
Total	(9)	6
Total taxation credit	(53)	(6)

reports.shell.com	Shell Annual Report and Form 20-F 2012	163
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 6 continued]

The applicable tax charge at the statutory tax rate reconciles to the actual taxation credit as follows:

$ MILLION

	2012	2011
Income before taxation	4,033	13,189
Applicable tax charge at the statutory tax rate of 25.0% (2011: 25.0%)	1,008	3,297
Income not subject to tax	(1,026)	(3,361)
Expenses not deductible for tax purposes	12	52
Other reconciling items	(47)	6
Taxation credit	(53)	(6)

B – Taxes payable

Taxes payable are reported within accounts payable and accrued liabilities (see Note 10).

C – Deferred tax assets

$ MILLION

	2012	2011
At January 1	350	252
Recognised in income	9	(6)
Other movements	(8)	104
At December 31	351	350

Deferred tax assets are recognised in respect of tax losses, which are available for relief against future taxable profits for up to nine years from the year in which the loss was incurred.

7 ACCOUNTS RECEIVABLE

$ MILLION

	Dec 31, 2012	Dec 31, 2011
Amounts due from subsidiaries (see Note 14)	12,901	17,433
Other receivables	1	–
Total	12,902	17,433

8 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprised call deposits in euros, sterling and dollars with Shell Treasury Centre Limited, a subsidiary. The Company earned interest on these balances of $nil in 2012 (2011: $3 million). Interest on euro balances is calculated at EONIA less 0.125% (2011: EONIA less 0.15%), on sterling balances at LIBOR (2011: LIBOR) and on dollar balances at US LIBOR less 0.125% (2011: US LIBID).

9 FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS

Financial assets and liabilities in the Company’s Balance Sheet comprise cash and cash equivalents (see Note 8), accounts receivable (see Note 7) and certain amounts reported within accounts payable and accrued liabilities (see Note 10).

Foreign exchange derivatives are used by the Company to manage foreign exchange risk. Foreign exchange risk arises when certain transactions are denominated in a currency that is not the Company’s functional currency. There are no derivative financial instruments held at December 31, 2012 or 2011.

The fair value of financial assets and liabilities at December 31, 2012 and 2011, all of which fall due within 12 months, approximates their carrying amount.

Information on financial risk management is presented in Note 21 to the Consolidated Financial Statements.

164	Shell Annual Report and Form 20-F 2012	reports.shell.com
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

10 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

$ MILLION

	Dec 31, 2012	Dec 31, 2011
Amounts owed to subsidiaries (see Note 14)	654	965
Withholding tax payable	117	135
Accruals and other liabilities	242	8
Unclaimed dividends	2	2
Total	1,015	1,110

11 SHARE CAPITAL

ISSUED AND FULLY PAID	NUMBER OF SHARES

	Ordinary shares of €0.07 each		Sterling deferred
	A	B	shares of £1 each
At January 1, 2012	3,668,550,437	2,661,403,172	50,000
Scrip dividends	103,838,250	–	–
Repurchases of shares	–	(43,687,983)	–
At December 31, 2012	3,772,388,687	2,617,715,189	50,000
At January 1, 2011	3,563,952,539	2,695,808,103	50,000
Scrip dividends	104,597,898	–	–
Repurchases of shares	–	(34,404,931)	–
At December 31, 2011	3,668,550,437	2,661,403,172	50,000

NOMINAL VALUE			$ MILLION

	Ordinary shares of €0.07 each
	A	B	Total
At January 1, 2012	312	224	536
Scrip dividends	9	–	9
Repurchases of shares	–	(3)	(3)
At December 31, 2012	321	221	542
At January 1, 2011	302	227	529
Scrip dividends	10	–	10
Repurchases of shares	–	(3)	(3)
At December 31, 2011	312	224	536

The total nominal value of sterling deferred shares is less than $1 million.

The B shares repurchased in 2012 and 2011 under the Company’s share buyback programme were all cancelled.

At the Company’s Annual General Meeting on May 22, 2012, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 22, 2013, and the end of the Annual General Meeting to be held in 2013, unless previously renewed, revoked or varied by the Company in a general meeting.

The B shares rank pari passu in all respects with the A shares except for the dividend access mechanism described below. The Company and Shell Transport can procure the termination of the dividend access mechanism at any time. Upon such termination, the B shares will form one class with the A shares ranking pari passu in all respects and the A and B shares will be known as ordinary shares without further distinction.

The sterling deferred shares are redeemable only at the discretion of the Company for £1 each and carry no voting rights. There are no further rights to participate in profits or assets, including the right to receive dividends. Upon winding up or liquidation, the shares carry a right to repayment of paid-up nominal value, ranking ahead of the A and B shares.

For information on the number of shares in the Company held by Shell employee share ownership trusts and in connection with share-based compensation plans, refer to Note 22 to the Consolidated Financial Statements.

Dividend access mechanism for B shares

GENERAL

Dividends paid on A shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

reports.shell.com	Shell Annual Report and Form 20-F 2012	165
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 11 continued]

It is the expectation and the intention, although there can be no certainty, that holders of B shares will receive dividends via the dividend access mechanism. Any dividends paid on the dividend access share will have a UK source for Dutch and UK tax purposes; there will be no UK or Dutch withholding tax on such dividends and certain holders (not including US holders) of B shares or B American Depositary Shares (ADSs) will be entitled to a UK tax credit in respect of their proportional share of such dividends.

DESCRIPTION OF DIVIDEND ACCESS MECHANISM

A dividend access share has been issued by Shell Transport to Computershare Trustees (Jersey) Limited (formerly EES Trustees International Limited) as dividend access trustee (the Trustee). EES Trustees International Limited replaced Lloyds TSB Offshore Trust Company Limited as Trustee on January 26, 2012. Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access share on trust for the holders of B shares from time to time and will arrange for prompt disbursement of such dividends to holders of B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends that are unclaimed after 12 years will revert to Shell Transport. Holders of B shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of B shares will be dividends paid to the Trustee in respect of the dividend access share.

The declaration and payment of dividends on the dividend access share will require Board action by Shell Transport and will be subject to any applicable legal or articles limitations in effect from time to time. In no event will the aggregate amount of the dividend paid by Shell Transport under the dividend access mechanism for a particular period exceed the aggregate amount of the dividend declared by the Company’s Board on the B shares in respect of the same period.

OPERATION OF THE DIVIDEND ACCESS MECHANISM

If, in connection with the declaration of a dividend by the Company on the B shares, the Board of Shell Transport elects to declare and pay a dividend on the dividend access share to the Trustee, the holders of the B shares will be beneficially entitled to receive their share of that dividend pursuant to the declaration of trust (and arrangements will be made to ensure that the dividend is paid in the same currency in which they would have received a dividend from the Company).

If any amount is paid by Shell Transport by way of a dividend on the dividend access share and paid by the Trustee to any holder of B shares, the dividend which the Company would otherwise pay on the B shares will be reduced by an amount equal to the amount paid to such holders of B shares by the Trustee.

The Company will have a full and unconditional obligation, in the event that the Trustee does not pay an amount to holders of B shares on a cash dividend payment date (even if that amount has been paid to the Trustee), to pay immediately the dividend declared on the B shares. The right of holders of B shares to receive distributions from the Trustee will be reduced by an amount equal to the amount of any payment actually made by the Company on account of any dividend on B shares.

The dividend access mechanism may be suspended or terminated at any time by the Company’s Directors or the Directors of Shell Transport, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

12 OTHER RESERVES

$ MILLION

	Share premium reserve	Capital redemption reserve	Share plan reserve	Other reserve	Total
At January 1, 2012	154	60	1,027	200,365	201,606
Scrip dividends	–	–	–	(9)	(9)
Repurchases of shares	–	3	–	–	3
Share-based compensation	–	–	452	–	452
At December 31, 2012	154	63	1,479	200,356	202,052
At January 1, 2011	154	57	956	200,375	201,542
Scrip dividends	–	–	–	(10)	(10)
Repurchases of shares	–	3	–	–	3
Share-based compensation	–	–	71	–	71
At December 31, 2011	154	60	1,027	200,365	201,606

On January 6, 2006, loan notes were converted into 4,827,974 A shares. The difference between the value of the loan notes and the value of the new shares issued was credited to the share premium reserve.

The capital redemption reserve was established in connection with repurchases of shares of the Company.

166	Shell Annual Report and Form 20-F 2012	reports.shell.com
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 12 continued]

The share plan reserve represents the fair value of share-based compensation granted to employees of subsidiaries under the Company’s equity-settled schemes.

The other reserve was established as a consequence of the Company becoming the single parent company of Royal Dutch and Shell Transport and represented the difference between the cost of the investment in those companies and the nominal value of shares issued in exchange for those investments as required by the prevailing legislation at that time, section 131 of the Companies Act 1985.

13 DIVIDENDS

$ MILLION

		Cash	Scrip	Total
Interim
March 22, 2012	$0.42 per A share	816	728	1,544
March 22, 2012	$0.42 per B share	855	271	1,126
Interim
June 21, 2012	$0.43 per A share	1,008	597	1,605
June 21, 2012	$0.43 per B share	1,104	51	1,155
Interim
September 20, 2012	$0.43 per A share	937	680	1,617
September 20, 2012	$0.43 per B share	1,036	111	1,147
Interim
December 20, 2012	$0.43 per A share	822	798	1,620
December 20, 2012	$0.43 per B share	812	329	1,141
Total		7,390	3,565	10,955
Interim
March 25, 2011	$0.42 per A share	820	681	1,501
March 25, 2011	$0.42 per B share	738	387	1,125
Interim
June 27, 2011	$0.42 per A share	890	601	1,491
June 27, 2011	$0.42 per B share	878	236	1,114
Interim
September 19, 2011	$0.42 per A share	912	571	1,483
September 19, 2011	$0.42 per B share	954	148	1,102
Interim
December 16, 2011	$0.42 per A share	818	703	1,521
December 16, 2011	$0.42 per B share	867	253	1,120
Total		6,877	3,580	10,457

In addition, on January 31, 2013, the Directors announced a further interim dividend in respect of 2012 of $0.43 per A share and $0.43 per B share. The total dividend is estimated to be $2,748 million and is payable on March 28, 2013. Under the Scrip Dividend Programme, shareholders can elect to receive dividends in the form of A shares. The cash dividends on the B shares are paid via the Trust (see Note 11).

Dividends on A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends on B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends on ADSs are paid in dollars.

14 RELATED PARTIES

Significant subsidiaries at December 31, 2012, and Shell’s percentage interest therein, are set out in Exhibit 8. The Company has no direct interest in jointly controlled entities and associates. Shell’s major investments in jointly controlled entities and associates at December 31, 2012, are set out in Note 10 to the Consolidated Financial Statements. A complete list of investments in subsidiaries, jointly controlled entities and associates will be attached to the Company’s annual return made to the Registrar of Companies.

$ MILLION

	Amounts due from subsidiaries (see Note 7)		Amounts owed to subsidiaries (see Note 10)
	Dec 31, 2012	Dec 31, 2011	Dec 31, 2012	Dec 31, 2011
Shell Petroleum	12,901	17,433	285	307
Shell Treasury Luxembourg Sarl	–	–	369	658
Total	12,901	17,433	654	965

reports.shell.com	Shell Annual Report and Form 20-F 2012	167
Parent Company Financial Statements > Notes to the Parent Company Financial Statements

[Note 14 continued]

The amount due from Shell Petroleum, which is denominated in dollars, is repayable on demand. Interest is calculated at US LIBOR less 0.125% (2011: US LIBOR less 0.1%) and interest income in 2012 was $8 million (2011: $1 million).

The net amount due to Shell Treasury Luxembourg Sarl at December 31, 2012, comprises an interest-bearing receivable of €9,545 million (2011: €12,988 million) and an interest-bearing payable of $12,964 million (2011: $17,444 million). Interest on euro balances is calculated at EONIA less 0.125% (2011: EONIA less 0.15%) and on dollar balances at US LIBOR (2011: US LIBOR). Net interest expense on these balances in 2012 was $7 million (2011: $57 million net interest income).

Other transactions and balances

The Company enters into forward and spot foreign exchange contracts with Treasury companies, which are subsidiaries. At December 31, 2012, there were no open contracts with these companies in respect of foreign exchange contracts.

The Company settles general and administrative expenses of the Trust including the auditors’ remuneration.

The Company has guaranteed contractual payments totalling $29,477 million at December 31, 2012 (2011: $28,777 million) and related interest in respect of listed debt issued by Shell International Finance B.V.

15 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

Refer to Note 25 to the Consolidated Financial Statements.

16 AUDITORS’ REMUNERATION

Auditors’ remuneration for 2012 audit services was $153,800 (2011: $152,700).

168	Shell Annual Report and Form 20-F 2012	reports.shell.com
Independent Auditors’ Report to Computershare Trustees (Jersey) Limited as Trustee of the Royal Dutch Shell Dividend Access Trust

INDEPENDENT AUDITORS’

REPORT TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED (FORMERLY EES TRUSTEES INTERNATIONAL LIMITED) AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

We have audited the Financial Statements of Royal Dutch Shell Dividend Access Trust (the Trust) for the year ended December 31, 2012, which comprise the Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related Notes. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

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

This report, including the opinions, has been prepared for and only for the Trustee and the Royal Dutch Shell plc B shareholders as a body and for no other purposes. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

SCOPE OF THE AUDIT OF THE FINANCIAL STATEMENTS

An audit involves obtaining evidence about the amounts and disclosures in the Financial Statements sufficient to give reasonable assurance that the Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Trust’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Trustee; and the overall presentation of the Financial Statements. In addition, we read all the financial and non-financial information in the Royal Dutch Shell plc Annual Report and Form 20-F for 2012 to identify material inconsistencies with the audited Consolidated Financial Statements. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

OPINION ON FINANCIAL STATEMENTS

In our opinion the Financial Statements:

▪	give a true and fair view of the state of the Trust’s affairs as at December 31, 2012, and of its income and cash flows for the year then ended; and
▪	have been properly prepared in accordance with IFRSs as adopted by the European Union.

SEPARATE OPINION IN RELATION TO IFRSs AS ISSUED BY THE IASB

As explained in Note 2 to the Financial Statements, the Trust in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the Financial Statements comply with IFRSs as issued by the IASB.

MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION

We have nothing to report in respect of the following matters where we would report to you if, in our opinion:

▪	proper accounting records have not been kept by the Trust; or
▪	the Financial Statements are not in agreement with the accounting records; or
▪	we have not received all the information and explanations we require for our audit.

PricewaterhouseCoopers CI LLP

Chartered Accountants

Jersey, Channel Islands

March 13, 2013

Note:

▪	The report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2012 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2012.
▪	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) are the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Consolidated Financial Statements since they were initially presented on the website.
▪	Legislation in the Jersey governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

reports.shell.com	Shell Annual Report and Form 20-F 2012	169
Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Computershare Trustees (Jersey) Limited (formerly EES Trustees International Limited) as Trustee of the Royal Dutch Shell Dividend Access Trust and the Board of Directors and Shareholders of Royal Dutch Shell plc.

In our opinion, the accompanying Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related Notes to the Financial Statements present fairly, in all material respects, the financial position of the Royal Dutch Shell Dividend Access Trust (the Trust) at December 31, 2012, and December 31, 2011, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trustee and the management of Royal Dutch Shell plc are responsible for these Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Trustee’s and Management’s Report on Internal Control over Financial Reporting of the Royal Dutch Shell Dividend Access Trust set out on page 84. Our responsibility is to express opinions on these Financial Statements and on the Trust’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers CI LLP

Jersey, Channel Islands

March 13, 2013

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2012 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2012.

170	Shell Annual Report and Form 20-F 2012	reports.shell.com
Royal Dutch Shell Dividend Access Trust Financial Statements

INDEX TO THE ROYAL DUTCH

SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

171	Statement of Income
171	Statement of Comprehensive Income
171	Balance Sheet
172	Statement of Changes in Equity
172	Statement of Cash Flows
173	Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements
173	Note 1 The Trust
173	Note 2 Basis of preparation
173	Note 3 Accounting policies
174	Note 4 Other liabilities
174	Note 5 Capital account
174	Note 6 Distributions made
174	Note 7 Auditors’ remuneration
174	Note 8 Financial instruments
174	Note 9 Related party transactions

reports.shell.com	Shell Annual Report and Form 20-F 2012	171
Royal Dutch Shell Dividend Access Trust Financial Statements

STATEMENT OF INCOME	£ MILLION

	2012	2011	2010
Dividend income	2,383	2,175	2,863
Income before and after taxation and for the period	2,383	2,175	2,863
All results are from continuing activities.

STATEMENT OF COMPREHENSIVE INCOME	£ MILLION

	2012	2011	2010
Income for the period	2,383	2,175	2,863
Comprehensive income for the period	2,383	2,175	2,863

BALANCE SHEET			£ MILLION

	NOTES	Dec 31, 2012	Dec 31, 2011
Assets
Current assets
Cash and cash equivalents		1	1
Total assets		1	1
Liabilities
Current liabilities
Other liabilities	4	1	1
Total liabilities		1	1
Equity
Capital account	5	–	–
Revenue account		–	–
Total equity		–	–
Total liabilities and equity		1	1

Signed on behalf of Computershare Trustees (Jersey) Limited as Trustee of the Royal Dutch Shell Dividend Access Trust.

/s/ Lisa Knowles	/s/ Karen Kurys

Lisa Knowles	Karen Kurys
March 13, 2013

The Notes on pages 173 to 174 form an integral part of these Royal Dutch Shell Dividend Access Trust Financial Statements.

172	Shell Annual Report and Form 20-F 2012	reports.shell.com
Royal Dutch Shell Dividend Access Trust Financial Statements

STATEMENT OF CHANGES IN EQUITY	£ MILLION

	NOTES	Capital account	Revenue account	Total equity
At January 1, 2012		–	–	–
Comprehensive income for the period		–	2,383	2,383
Distributions made	6	–	(2,383)	(2,383)
At December 31, 2012		–	–	–
At January 1, 2011		–	–	–
Comprehensive income for the period		–	2,175	2,175
Distributions made	6	–	(2,175)	(2,175)
At December 31, 2011		–	–	–
At January 1, 2010		–	–	–
Comprehensive income for the period		–	2,863	2,863
Distributions made	6	–	(2,863)	(2,863)
At December 31, 2010		–	–	–

STATEMENT OF CASH FLOWS	£ MILLION

	2012	2011	2010
Cash flow from operating activities
Income for the period	2,383	2,175	2,863
Adjustment for:
Dividends received	(2,383)	(2,175)	(2,863)
Net cash from operating activities	–	–	–
Cash flow from investing activities
Dividends received	2,383	2,175	2,863
Net cash from investing activities	2,383	2,175	2,863
Cash flow from financing activities
Distributions made	(2,383)	(2,175)	(2,863)
Net cash used in financing activities	(2,383)	(2,175)	(2,863)
Change in cash and cash equivalents	–	–	–
Cash and cash equivalents at January 1	1	1	1
Cash and cash equivalents at December 31	1	1	1

The Notes on pages 173 to 174 form an integral part of these Royal Dutch Shell Dividend Access Trust Financial Statements.

reports.shell.com	Shell Annual Report and Form 20-F 2012	173
Royal Dutch Shell Dividend Access Trust Financial Statements > Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements

NOTES TO THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

1 THE TRUST

The Royal Dutch Shell Dividend Access Trust (the Trust) was established on May 19, 2005, by The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited (Shell Transport), and Royal Dutch Shell plc (the Company). The Trust is governed by the applicable laws of England and Wales and is resident in Jersey. The Trustee of the Trust is Computershare Trustees (Jersey) Limited, following a change of name from EES Trustees International Limited on September 10, 2012, registration number 92182 (the Trustee), Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES, replacing Lloyds TSB Offshore Trust Company Limited following a Deed of Novation and Deed of Retirement and Appointment dated January 26, 2012. The Trust was established as part of a dividend access mechanism.

A dividend access share has been issued by Shell Transport to the Trustee. Following the announcement of a dividend by the Company on the B shares, Shell Transport may declare a dividend on the dividend access share.

The primary purposes of the Trust are to receive, on behalf of the B shareholders of the Company and in accordance with their respective holdings of B shares in the Company, any amounts paid by way of dividend on the dividend access share and to pay such amounts to the B shareholders on the same pro rata basis.

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

As described in the accounting policies in Note 3, the Financial Statements have been prepared under the historical cost convention. Those accounting policies have been applied consistently in all periods presented and there were no material changes during 2012.

The Financial Statements were approved and authorised for issue by the Trustee on March 13, 2013.

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Trust’s accounting policies. Actual results may differ from these estimates. The financial results of the Trust are included in the Consolidated and Parent Company Financial Statements on pages 99-137 and pages 159-167 respectively.

3 ACCOUNTING POLICIES

The Trust’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements. The following are the principal accounting policies that specifically relate to the Trust:

Presentation currency

The Trust’s presentation and functional currency is sterling. The Trust’s dividend income and dividends paid are principally in sterling.

Taxation

The Trust is not subject to taxation.

Dividend income

Interim dividends on the dividend access share are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport, in which case income is recognised based on the record date of the dividend by the Company on its B shares.

174	Shell Annual Report and Form 20-F 2012	reports.shell.com
Royal Dutch Shell Dividend Access Trust Financial Statements > Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements

4 OTHER LIABILITIES

Other liabilities consist of £1,202,271 (2011: £997,987) relating to unclaimed dividends, including any dividend cheque payments that have expired or have been returned unpresented.

5 CAPITAL ACCOUNT

The capital account is represented by the dividend access share of 25 pence settled in the Trust by Shell Transport, which also represents an asset in the Trust. This is classified as equity in the balance sheet.

6 DISTRIBUTIONS MADE

Distributions are made to the B shareholders of the Company in accordance with the Trust Deed. Refer to Note 13 to the Parent Company Financial Statements for information about dividends per share. Cumulative unclaimed dividends as at December 31, 2012, amounted to £1,202,271 (2011: £997,987). Amounts are recorded as distributed once a wire transfer or cheque is issued. All cheques are valid for one year from the date of issue. Any wire transfers that are not completed are replaced by cheques. To the extent that cheques expire or are returned unpresented, the Trust records a liability for unclaimed dividends and a corresponding amount of cash.

7 AUDITORS’ REMUNERATION

Auditors’ remuneration for 2012 audit services was £33,750 (2011: £33,750; 2010: £33,750).

8 FINANCIAL INSTRUMENTS

Financial risk management is carried out by the Trustee and the Company to ensure that relevant policies and procedures are in place to minimise risk.

The Trust, in its normal course of business, is not subject to market risk, credit risk or liquidity risk. The Trustee does not consider that any foreign exchange exposures will materially affect the operations of the Trust.

The fair value of financial assets and liabilities at December 31, 2012 and 2011, approximates their carrying amount. All financial assets and liabilities fall due within 12 months.

9 RELATED PARTY TRANSACTIONS

The Trust received dividend income of £2,383 million (2011: £2,175 million; 2010: £2,863 million) in respect of the dividend access share. The Trust made distributions of £2,383 million (2011: £2,175 million; 2010: £2,863 million) to the B shareholders of the Company.

The Company pays the general and administrative expenses of the Trust including the auditors’ remuneration.

reports.shell.com	Shell Annual Report and Form 20-F 2012	175
Cross reference to Form 20-F

CROSS REFERENCE TO FORM 20-F

PART I			PAGES
Item 1.	Identity of Directors, Senior Management and Advisers		N/A
Item 2.	Offer Statistics and Expected Timetable		N/A
Item 3.	Key Information
	A.	Selected financial data	10, 91
	B.	Capitalisation and indebtedness	44-45
	C.	Reasons for the offer and use of proceeds	N/A
	D.	Risk factors	13-15
Item 4.	Information on the Company
	A.	History and development of the company	11, 16-27, 29, 35-37, 89
	B.	Business overview	8-9,11-12, 14-41, 46-51, 138-146
	C.	Organisational structure	11, E2-E5
	D.	Property, plant and equipment	16-40, 47-50, 155-156
Item 4A.	Unresolved Staff Comments		N/A
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	8-10, 12, 14-41, 130-132
	B.	Liquidity and capital resources	16-21, 29, 35-36, 42-45, 83-84, 106-107, 119-122, 128-132, 163, 174
	C.	Research and development, patents and licences, etc.	18-19, 56, 108
	D.	Trend information	8-9, 11-12, 16-23, 35-40
	E.	Off-balance sheet arrangements	45
	F.	Tabular disclosure of contractual obligations	45
	G.	Safe harbour	45
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	52-55, 78-79
	B.	Compensation	61-76
	C.	Board practices	52-54, 56-59, 66-67, 77-88
	D.	Employees	46, 112
	E.	Share ownership	46, 58, 63-76, 89, 106, 132-134
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	88-90
	B.	Related party transactions	58, 105, 116-117, 166-167, 174
	C.	Interests of experts and counsel	N/A
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	38, 42-45, 96-137, 157-174
	B.	Significant Changes	56
Item 9.	The Offer and Listing
	A.	Offer and listing details	92
	B.	Plan of distribution	N/A
	C.	Markets	89
	D.	Selling shareholders	N/A
	E.	Dilution	N/A
	F.	Expenses of the issue	N/A
Item 10.	Additional Information
	A.	Share capital	44, 46, 58, 74, 89-90, 101, 128, 132-134, 160, 164
	B.	Memorandum and articles of association	85-88
	C.	Material contracts	58
	D.	Exchange controls	94
	E.	Taxation	94-95
	F.	Dividends and paying agents	56, 85-86, 89, 93, 95
	G.	Statement by experts	N/A
	H.	Documents on display	3
	I.	Subsidiary information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		83-84, 103-110, 118, 128-132, 163, 174
Item 12.	Description of Securities Other than Equity Securities		89, 93-94

176	Shell Annual Report and Form 20-F 2012	reports.shell.com
Cross reference to Form 20-F

PART II		PAGES
Item 13.	Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15.	Controls and Procedures	83-84, 97, E6-E7
Item 16.	[Reserved]
Item 16A.	Audit committee financial expert	77, 80
Item 16B.	Code of Ethics	78
Item 16C.	Principal Accountant Fees and Services	81, 136, 167, 174
Item 16D.	Exemptions from the Listing Standards for Audit Committees	77-78
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	44
Item 16F.	Change in Registrant’s Certifying Accountant	N/A
Item 16G.	Corporate Governance	77-78
Item 16H.	Mine Safety Disclosure	N/A

PART III		PAGES
Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	96-137, 157-174
Item 19.	Exhibits	177, E1-E10

reports.shell.com	Shell Annual Report and Form 20-F 2012	177
Exhibits

INDEX TO THE EXHIBITS

Exhibit No.	Description	PAGE
1.1	Memorandum of Association of Royal Dutch Shell plc, together with a special resolution of Royal Dutch Shell plc dated May 18, 2010,
(incorporated by reference to Exhibit 4.12 to the Registration Statement on Form F-3 (No. 333-177588) of Royal Dutch Shell plc
filed with the Securities and Exchange Commission on October 28, 2011).
1.2	Articles of Association of Royal Dutch Shell plc, together with a special resolution of Royal Dutch Shell plc dated May 18, 2010, (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form F-3 (No. 333-177588) of Royal Dutch Shell plc filed with the
Securities and Exchange Commission on October 28, 2011).
2	Dividend Access Trust Deed (incorporated by reference to Exhibit 2 to the Annual Report for fiscal year ended December 31, 2006, on
Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2007).
4.2	Shell Provident Fund Regulations and Trust Agreement (incorporated by reference to Exhibit 4.7 to the Post-Effective Amendment to Registration
Statement on Form S-8 (No. 333-126715) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on June 18,
2007).
4.3	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.3 to the Annual Report for the fiscal year ended December 31,
2005, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2006).
4.4	Senior Debt Securities Indenture dated June 27, 2006, among Shell International Finance B.V., as issuer, Royal Dutch Shell plc, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-3
(No. 333-126726) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on July 20, 2005, amended from then to be dated as of June 27, 2006, and with the parties signatures).
4.5	Form of Directors Letter of appointments (incorporated by reference to Exhibits 4.5 - 4.11 to the Annual Report for fiscal year ended
December 31, 2006, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on
March 13, 2007).
4.6	Compromise Agreement with Malcolm Brinded (February 21, 2012) (incorporated by reference to Exhibit 4.6 to the Annual Report for fiscal year ended December 31, 2011, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 15, 2012).
7.1	Calculation of Ratio of Earnings to Fixed Charges.	E1
7.2	Calculation of Return on Average Capital Employed (ROACE) (incorporated by reference to page 45 herein).
7.3	Calculation of gearing (incorporated by reference to page 9 and Note 15 to the Consolidated Financial Statements on page 119 herein).
8	Significant Shell subsidiaries as at December 31, 2012.	E2
12.1	Section 302 Certification of Royal Dutch Shell plc.	E6
12.2	Section 302 Certification of Royal Dutch Shell plc.	E7
13.1	Section 906 Certification of Royal Dutch Shell plc.	E8
99.1	Consent of PricewaterhouseCoopers LLP, London.	E9
99.2	Consent of PricewaterhouseCoopers CI LLP, Jersey, Channel Islands, relating to the Royal Dutch Shell Dividend Access Trust.	E10

178	Shell Annual Report and Form 20-F 2012	reports.shell.com
Signatures

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.

Royal Dutch Shell plc

/s/ Peter Voser
Peter Voser
Chief Executive Officer
March 13, 2013

REGISTERED OFFICE
Royal Dutch Shell plc
Shell Centre
London SE1 7NA
United Kingdom

Registered in England and Wales
Company number 4366849
Registered with the Dutch Trade Register
under number 34179503

SHAREHOLDER RELATIONS
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
+31 (0)70 377 1365
+31 (0)70 377 4088
+31 (0)70 377 3953 (fax)
or
Royal Dutch Shell plc
Shell Centre
London SE1 7NA
United Kingdom
+44 (0)20 7934 3363
+44 (0)20 7934 7515 (fax)

royaldutchshell.shareholders@shell.com
www.shell.com/shareholder

INVESTOR RELATIONS
Royal Dutch Shell plc
PO Box 162
2501 AN The Hague
The Netherlands
+31 (0)70 377 4540
or
Shell Oil Company
Investor Relations
910 Louisiana Street, 4580B
Houston, TX 77002
USA
+1 713 241 1042
+1 713 241 0176 (fax)

ir-europe@shell.com
ir-usa@shell.com
www.shell.com/investor

SHARE REGISTRATION
Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
United Kingdom
0800 169 1679 (UK)
+44 (0)121 415 7073
+44 (0)1903 833 113 (fax)

For online information about your
holding and to change the way you receive
your company documents:
www.shareview.co.uk

AMERICAN DEPOSITARY SHARES (ADSs)
The Bank of New York Mellon
PO Box 358516
Pittsburgh, PA 15252-8516
USA
+1 888 737 2377 (USA)
+1 201 680 6825 (international)

shrrelations@bnymellon.com
www.bnymellon.com/shareowner

REPORT ORDERING
order@shell.com
+31 (0)72 567 1001

Annual Report/20-F service for US residents
+1 888 301 0504

Designed by Studio Dumbar
Printed by Tuijtel under ISO 14001

carbon neutral
natureOffice.com | NL-001-959223
print production

MIX
Paper from responsible sources
FSC® C007225

ALL OUR REPORTS ARE AVAILABLE AT HTTP://REPORTS.SHELL.COM

- Comprehensive financial information on our activities throughout 2012
- Detailed operational information including maps
- Report on our progress in contributing to sustainable development

DOWNLOAD OUR APPS AT WWW.SHELL.COM/MOBILE_AND_APPS

- Company news
- Interactive stories about innovation
- Service-station locations

CHECK OUR LATEST NEWS

- Follow @shell on Twitter
- www.facebook.com/shell