Form 20-F
period 2013-12-31
Royal Dutch Shell plc
filed 2014-03-13
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Commission file number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands

Tel. no: 011 31 70 377 9111

royaldutchshell.shareholders@shell.com

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares representing two A ordinary shares of the issuer with a nominal value of €0.07 each	New York Stock Exchange
American Depositary Shares representing two B ordinary shares of the issuer with a nominal value of €0.07 each	New York Stock Exchange
4.0% Guaranteed Notes due 2014	New York Stock Exchange
0.625% Guaranteed Notes due 2015	New York Stock Exchange
3.1% Guaranteed Notes due 2015	New York Stock Exchange
3.25% Guaranteed Notes due 2015	New York Stock Exchange
Floating Rate Guaranteed Notes due 2015	New York Stock Exchange
Floating Rate Guaranteed Notes due 2016	New York Stock Exchange
0.9% Guaranteed Notes due 2016	New York Stock Exchange
1.125% Guaranteed Notes due 2017	New York Stock Exchange
5.2% Guaranteed Notes due 2017	New York Stock Exchange
1.9% Guaranteed Notes due 2018	New York Stock Exchange
2.0% Guaranteed Notes due 2018	New York Stock Exchange
4.3% Guaranteed Notes due 2019	New York Stock Exchange
4.375% Guaranteed Notes due 2020	New York Stock Exchange
2.375% Guaranteed Notes due 2022	New York Stock Exchange
2.25% Guaranteed Notes due 2023	New York Stock Exchange
3.4% Guaranteed Notes due 2023	New York Stock Exchange
6.375% Guaranteed Notes due 2038	New York Stock Exchange
5.5% Guaranteed Notes due 2040	New York Stock Exchange
3.625% Guaranteed Notes due 2042	New York Stock Exchange
4.55% Guaranteed Notes due 2043	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of December 31, 2013:

3,838,404,148 A ordinary shares with a nominal value of €0.07 each.

2,457,012,210 B ordinary shares with a nominal value of €0.07 each.

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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑ Yes	☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).	☑ Yes	☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:		U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board	☑	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.	Item 17 ☐	Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐ Yes	☑ No

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

Royal Dutch Shell plc

Carel van Bylandtlaan 30

2596 HR, The Hague, The Netherlands

Attn: Michiel Brandjes

CONTENTS

01
INTRODUCTION
01	Form 20-F
02	Cross reference to Form 20-F
04	Terms and abbreviations
05	About this Report

06
STRATEGIC REPORT
06	Chairman’s message
07	Chief Executive Officer’s review
09	Business overview
11	Risk factors
15	Strategy and outlook
16	Market overview
18	Summary of results
20	Performance indicators
22	Selected financial data
23	Upstream
40	Downstream
47	Corporate
48	Liquidity and capital resources
52	Our people
54	Environment and society

58
GOVERNANCE
58	The Board of Royal Dutch Shell plc
60	Senior Management
61	Directors’ Report
64	Corporate governance
74	Audit Committee Report
76	Directors’ Remuneration Report

96
FINANCIAL STATEMENTS AND SUPPLEMENTS
96	Consolidated Financial Statements
140	Supplementary information – oil and gas (unaudited)
159	Parent Company Financial Statements
171	Royal Dutch Shell Dividend Access Trust Financial Statements

179
ADDITIONAL INFORMATION
179	Shareholder information
186	Section 13(r) of the US Securities Exchange Act of 1934 disclosure
187	Exhibits
188	Signatures

02	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

CROSS REFERENCE TO FORM 20-F

Part I			Pages
Item 1.	Identity of Directors, Senior Management and Advisers		N/A
Item 2.	Offer Statistics and Expected Timetable		N/A
Item 3.	Key Information
	A.	Selected financial data	22, 181
	B.	Capitalisation and indebtedness	49, 51
	C.	Reasons for the offer and use of proceeds	N/A
	D.	Risk factors	11-14
Item 4.	Information on the Company
	A.	History and development of the company	9, 15, 18, 23-30, 32, 40-42, 113, 179
	B.	Business overview	9-21, 23-47, 52-57, 140-148, 157-158, 186
	C.	Organisational structure	9, E2-E3
	D.	Property, plant and equipment	15, 18-19, 23-46, 54-57, 140-158
Item 4A.	Unresolved Staff Comments		N/A
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	10-14, 18-47, 128-132
	B.	Liquidity and capital resources	15, 18-19, 23-24, 32, 40-41, 48-51, 69, 109, 119-122, 128-132, 166, 178
	C.	Research and development, patents and licences, etc.	10, 63, 106
	D.	Trend information	9-10, 15-21, 23-26, 40-46
	E.	Off-balance sheet arrangements	51
	F.	Tabular disclosure of contractual obligations	51
	G.	Safe harbour	51
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	58-60, 65-66
	B.	Compensation	86-95
	C.	Board practices	58-59, 61-75, 76, 84, 86, 95
	D.	Employees	52, 114
	E.	Share ownership	52-53, 86-95, 110, 133-134, 179
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	73, 179-180
	B.	Related party transactions	62, 107-108, 118, 169-170, 178
	C.	Interests of experts and counsel	N/A
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	48-51, 96-139, 159-178
	B.	Significant changes	63, 139
Item 9.	The Offer and Listing
	A.	Offer and listing details	182
	B.	Plan of distribution	N/A
	C.	Markets	179
	D.	Selling shareholders	N/A
	E.	Dilution	N/A
	F.	Expenses of the issue	N/A
Item 10.	Additional Information
	A.	Share capital	49, 52-53, 63, 92-93, 103, 132-134, 163, 167, 176, 179
	B.	Memorandum and articles of association	70-73
	C.	Material contracts	N/A
	D.	Exchange controls	184
	E.	Taxation	184-185
	F.	Dividends and paying agents	61, 70-72, 179, 183, 185
	G.	Statement by experts	N/A
	H.	Documents on display	5
	I.	Subsidiary information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		68-70, 105-111, 118, 128-132, 166, 178
Item 12.	Description of Securities Other than Equity Securities		179, 183-184

03	SHELL ANNUAL REPORT AND FORM 20-F 2013	CROSS REFERENCE TO FORM 20-F

Part II		Pages
Item 13.	Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15.	Controls and Procedures	68-70, 100, 174, E4-E5
Item 16.	[Reserved]
Item 16A.	Audit committee financial expert	64, 74
Item 16B.	Code of Ethics	65
Item 16C.	Principal Accountant Fees and Services	75, 137, 170, 178
Item 16D.	Exemptions from the Listing Standards for Audit Committees	64
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	50
Item 16F.	Change in Registrant’s Certifying Accountant	N/A
Item 16G.	Corporate Governance	64-65
Item 16H.	Mine Safety Disclosure	N/A

Part III		Pages
Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	96-139, 159-178
Item 19.	Exhibits	187, E1-E8

04	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

TERMS AND ABBREVIATIONS

CURRENCIES
$	US dollar
€	euro
£	sterling
CHF	Swiss franc

UNITS OF MEASUREMENT
acre	approximately 0.004 square kilometres
b(/d)	barrels (per day)
boe(/d)	barrels of oil equivalent (per day); natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel
MMBtu	million British thermal units
mtpa	million tonnes per annum
per day	volumes are converted to a daily basis using a calendar year
scf(/d)	standard cubic feet (per day)

PRODUCTS
GTL	gas to liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids

MISCELLANEOUS
ADS	American Depositary Share
AGM	Annual General Meeting
API	American Petroleum Institute
CCS	current cost of supplies
CO2	carbon dioxide
DBP	Deferred Bonus Plan
EMTN	euro medium-term note
EPS	earnings per share
HSSE	health, safety, security and environment
IAS	International Accounting Standard
IFRIC	Interpretation(s) issued by the IFRS Interpretations Committee
IFRS	International Financial Reporting Standard(s)
IPIECA	the global oil and gas industry association for environmental and social issues
LTIP	Long-term Incentive Plan
OGP	International Association of Oil & Gas Producers
OML	oil mining lease
OPEC	Organization of the Petroleum Exporting Countries
OPL	oil prospecting licence
PSC	production-sharing contract
PSP	Performance Share Plan
R&D	research and development
REMCO	Remuneration Committee
SEC	United States Securities and Exchange Commission
TRCF	total recordable case frequency
TSR	total shareholder return
WTI	West Texas Intermediate

05	SHELL ANNUAL REPORT AND FORM 20-F 2013	ABOUT THIS REPORT

ABOUT THIS REPORT

The Royal Dutch Shell plc Annual Report and Form 20-F (this Report) serves as the Annual Report and Accounts in accordance with UK requirements and as the Annual Report on Form 20-F as filed with the SEC for the year ended December 31, 2013, for Royal Dutch Shell plc (the Company) and its subsidiaries (collectively referred to as Shell). This Report presents the Consolidated Financial Statements of Shell (pages 101-139), the Parent Company Financial Statements of Shell (pages 162-170) and the Financial Statements of the Royal Dutch Shell Dividend Access Trust (pages 175-178). Cross references to Form 20-F are set out on pages 2-3 of this Report.

In this Report “Shell” is sometimes used for convenience where references are made to the Company and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries” and “Shell subsidiaries” as used in this Report refer to companies over which the Company, either directly or indirectly, has control through exposure or rights to their variable returns and the ability to affect those returns through its power over the companies. The Consolidated Financial Statements consolidate the financial statements of the Company and all subsidiaries. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interests.

Except as otherwise specified, the figures shown in the tables in this Report are in respect of subsidiaries only, without deduction of any non-controlling interest. However, the term “Shell share” is used for convenience to refer to the volumes of hydrocarbons that are produced, processed or sold through subsidiaries, joint ventures and associates. All of a subsidiary’s share of production, processing or sales volumes are included in the Shell share, even if Shell owns less than 100% of the subsidiary. In the case of joint ventures and associates, however, Shell-share figures are limited only to Shell’s entitlement. In all cases, royalty payments in kind are deducted from the Shell share.

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

This Report contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. Also see “Risk factors” for additional risks and further discussion. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither the Company nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

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

06	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

STRATEGIC REPORT

CHAIRMAN’S MESSAGE

Shell has the ability to take a long-term view in an industry where this is vital, and in a world where energy demand will continue to rise. In 2013, we maintained our strategy amid economic uncertainty. However, our results were disappointing, and we must improve our financial returns and operational effectiveness.

The global economic recovery remains fragile, especially in the eurozone. The global growth rate in 2013 was 3.0%, little changed from 3.1% in 2012, according to estimates by the International Monetary Fund. The Brent crude oil price averaged $109 per barrel in 2013, which was similar to the previous year.

Meanwhile, we faced a difficult operating environment. But there was also room for sharpening Shell’s financial and operational performance, and we have made this a major priority for the year ahead. We will also put particular emphasis on improving our capital discipline and the process through which our capital allocation decisions are taken, implemented and followed up.

Nevertheless, Shell’s underlying strategy is robust. With a stronger emphasis on improving financial returns and cash flow in 2014 and beyond, it aims to deliver competitive returns including a growing dividend.

Our investment programme is underpinned by a sound balance sheet, which is strong enough to withstand volatile energy prices and revenues. It is also flexible enough to underpin billions of dollars of investment in new energy sources. Of course, we must balance this investment with a prudent financial framework, generating the cash to invest in new projects and providing shareholders with an attractive return.

With global energy demand expected to grow strongly in the decades ahead, I am confident that this strategy – of long-term investment in new supplies, and a sharper focus on shareholder returns – is the right one.

Global primary energy demand is set to grow by between 30% and 40% by 2035, according to projections by the International Energy Agency published in its World Energy Outlook 2013. Large numbers of people in emerging economies are expected to benefit from higher incomes, and the world’s population will continue to expand, increasing total energy consumption.

TAKING A LONG-TERM VIEW

That is why Shell has maintained a long-term approach. To help meet the world’s rising energy needs, we have continued to invest in new supplies, in technology and in our people.

When it comes to developing new energy supplies, integrated gas remains a core priority. In particular, global demand for liquefied natural gas (LNG) is set for strong growth, as more governments around the world recognise the environmental advantages of gas-fired power. When used to replace coal, gas can sharply reduce emissions of pollutants such as nitrogen oxides and particulates, as well as CO2. This can make a real difference, especially in Asia’s rapidly expanding cities.

TECHNOLOGY AND INNOVATION

At Shell, we have also continued to develop our technological capabilities. In an increasingly tough industry landscape, this is critical to our competitiveness. In 2013, we saw many positive developments. In December, together with our partners, including operator Petrobras, we signed a production-sharing contract for the giant Libra oil field off the coast of Brazil. It will be a great opportunity for us to showcase our deep-water expertise in one of the biggest deep-water fields in the world.

Work is under way in South Korea’s shipyards to build a floating LNG (FLNG) facility that uses Shell’s technology. It will allow us to tap the Prelude gas field more than 200 kilometres off Australia’s north-west coast and to process, store and transfer LNG at sea. When built, it will be the world’s largest offshore structure, with a hull measuring nearly half a kilometre in length. The technology will allow us to open up gas fields previously seen as too remote or small.

INVESTING IN OUR PEOPLE

Shell’s projects, of course, are only as effective as the people who build and maintain them. It was another year in which we invested heavily in recruiting and training the right people. For example, we hired around 1,200 graduates in 2013. We also continued to equip our employees with the technical and operational skills to build and manage difficult projects. For instance, we opened a centre in Sarawak, Malaysia, that aims to train well operators to the highest operational and safety standards. The hub is the first of its kind in Asia, and its training programmes are open to professionals from across the region and from other companies. The centre will help Malaysia and other Asian countries tap their oil and gas resources safely, including those trapped in deep waters.

These are just some examples of how, despite an uncertain and challenging environment, continuing to invest in the future will bring rewards for Shell, our customers and partners, and, of course, our investors.

Jorma Ollila

Chairman

07	SHELL ANNUAL REPORT AND FORM 20-F 2013	CHIEF EXECUTIVE OFFICER’S REVIEW

CHIEF EXECUTIVE OFFICER’S REVIEW

For Shell, 2013 proved to be a challenging year, in part due to a complex and difficult operating environment.

We faced a deteriorating security situation in Nigeria. In Downstream, refining margins in Asia and Europe were depressed by an oversupply of global refining capacity and lower demand.

There were also areas where we as a company could have been more competitive, including our day-to-day operational performance and our capital efficiency. Some of our businesses demonstrated outstanding operational and financial performance. The reality, however, is that several operated below their full potential in 2013. Our overall performance was frankly not what I expect from Shell.

Our strategy remains robust, but 2014 will signal a change of emphasis. We will concentrate on improving returns and cash flow performance, with a focus on three main priorities:

■	improving our financial performance, including restructuring our Oil Products and North American shale oil and gas businesses;
■	enhancing our capital efficiency; and
■	maintaining our strong track record of delivering new projects, while integrating our recent acquisitions.

2013 MILESTONES

Let me first comment on some of the milestones of 2013. Our overall safety performance improved as we maintained a strict focus on running and maintaining our operations safely. The Shell Sustainability Report details our safety and environmental performance.

For 2013, our earnings on a current cost of supplies basis attributable to shareholders were $17 billion, compared with $27 billion in 2012. Net cash flow from operating activities also fell, to $40 billion from $46 billion in 2012. However, our combined net cash flow from operating activities in 2012 and 2013 marked a 35% increase compared with 2010 and 2011, as new large-scale projects such as Pearl GTL made a significant contribution. Capital investment totalled $46 billion, including $8 billion of acquisitions.

We produced 3.2 million barrels of oil equivalent a day (boe/d) in 2013. Sales of liquefied natural gas (LNG) totalled 19.6 million tonnes. Both were lower than the previous year, mainly due to the difficult operating environment in Nigeria.

Underlining our commitment to shareholder returns, in 2013 we distributed more than $11 billion to shareholders in dividends – including those taken as shares under our Scrip Dividend Programme – and spent $5 billion on share repurchases. This compares with $11 billion of dividends and $1 billion of share repurchases in 2012.

IMPROVING OUR FINANCIAL PERFORMANCE AND CAPITAL EFFICIENCY

Looking ahead, our first goal is to improve our competitive financial performance, increasing the value we obtain from the capital entrusted to us by our shareholders.

In the year to come, we will reduce our capital spending. In 2014, we expect total capital spending of around $37 billion, a reduction of $9 billion compared with 2013, as we moderate our growth ambitions and strive to improve our free cash flow and returns.

We have also embarked on a fresh programme of asset sales, refocusing our capital and technology on the areas that will deliver sustained profits and cash flow. In 2014 and 2015, our total divestments across the company could total some $15 billion.

In 2013, for example, we announced our intention to divest several positions in tight-gas and liquids-rich shale in North America. And in early 2014, we agreed to sell our stake in an Australian gas project, Wheatstone LNG, while staying focused on our bigger investments in the country, which is emerging as a major supplier of energy to the world.

In our Downstream business, we are also streamlining our portfolio. For example, in 2013 we agreed to sell our stake in a refining business in the Czech Republic. In February 2014, we agreed to sell the majority of our downstream activities in Italy and Australia, subject to the deal completing. We are also in the process of divesting a refinery in Germany. Throughout 2014, we will continue to make tough decisions about our portfolio.

Better operational performance is another critical step to shareholder returns. I want to see continuous improvement in our execution, including the day-to-day work of delivering our projects consistently.

THE NEXT PHASE OF GROWTH: PROJECT DELIVERY

Despite disappointing financial results, 2013 was also a year in which we laid firm foundations for the future, bringing projects to fruition that will underpin our ability to deliver increasing cash flow through economic cycles and competitive returns including a growing dividend.

In 2014, we will strive to build on our track record of delivering new projects. And we will continue to use a clear set of strategic themes to guide decisions about investment and technology.

To recap, we have our upstream and downstream “engines”. These are mature businesses that generate the bulk of our cash flow. Then there are our growth priorities, integrated gas and deep water. These play to our strengths in technology, and will afford significant opportunities in the years ahead. Finally, we have opportunities for the longer-term, including gas and oil in tight rock and shale, heavy oil, and in the Arctic, Iraq, Kazakhstan, and Nigeria.

In 2013, we made strong progress against many of these strategic priorities. In total, we took nine final investment decisions on large projects across all areas of our business during the year.

We also delivered several important new projects. In Downstream, for example, we took further steps to meet growing long-term demand for chemical and lubricant products in Asia’s growth markets. In China, we opened a grease manufacturing plant, while in Singapore we decided to expand our Jurong Island petrochemicals plant.

Our portfolio of deep-water oil and gas projects went from strength to strength. In Brazil, we bid successfully with partners for the Libra field, and started production at the second phase of Parque das Conchas (BC-10), which Shell operates and which is one of the world’s most challenging deep-water projects. We also took the final investment decision to develop a third phase at Parque das Conchas (BC-10).

We had exploration success in the deep waters of the Gulf of Mexico, with our Vicksburg exploratory well making a notable oil discovery. Also in the Gulf of Mexico, we worked towards the start of production in early 2014 at our new Mars B development. Peak production is expected to be 100,000 boe/d. It will extend the life of the Mars field, first discovered by Shell in 1989, to around 2050.

08	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

CHIEF EXECUTIVE OFFICER’S REVIEW CONTINUED

We expect to make further advances in our deep-water portfolio. For example, with our partners, we expect to begin production via a dedicated floating production system from the Gumusut-Kakap field offshore Malaysia in 2014.

With demand for LNG set for rapid growth, we moved to strengthen our leadership position within the industry. In January 2014, we completed the purchase from Repsol of new LNG positions in the Atlantic and Pacific regions, increasing Shell’s worldwide equity LNG capacity by around one-fifth.

There were also significant developments in Iraq, including at the Majnoon field, one of the world’s largest oil fields. With our partners, we reached commercial production. We also began operations at the Basrah Gas Company, the biggest natural gas project in the country’s history, as well as the world’s largest flare-reduction project. It captures gas that is being flared from three oil fields in southern Iraq.

In 2014, we will make hard decisions about our next phase of projects. Capital discipline and potential returns will be critical factors in deciding which to take forward to development.

In Alaska, we decided to suspend our exploration programme for 2014 following a court ruling against a government department. The ruling raised obstacles to offshore drilling there.

From 2014, tight-gas and liquids-rich shale will have a different role in our strategy. We now see them as an opportunity for the longer term rather than the immediate future. We are reducing the number of these opportunities in our North American portfolio as we strive to improve our financial performance.

We are responding to our disappointing results for 2013 with a renewed focus on competitive financial performance and capital efficiency, while maintaining our strong record of project delivery. I am satisfied our strategy is sound and we will continue to invest in new projects. These will not only be the foundation of our future competitiveness, but also help to supply the world’s growing energy needs.

Ben van Beurden

Chief Executive Officer

09	SHELL ANNUAL REPORT AND FORM 20-F 2013	BUSINESS OVERVIEW

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

ACTIVITIES

Shell is one of the world’s largest independent oil and gas companies in terms of market capitalisation, operating cash flow and oil and gas production. We aim for strong operational performance and productive investments in countries around the world including Australia, Brazil, Brunei, Canada, China, Denmark, Germany, Malaysia, the Netherlands, Nigeria, Norway, Oman, Qatar, Russia, the UK and the USA.

We are bringing new oil and gas supplies on-stream from major field developments. We are also investing in growing our integrated gas activities. For example, in February 2013 we agreed to buy part of Repsol S.A.’s liquefied natural gas (LNG) portfolio, including supply positions in Peru, and Trinidad and Tobago. This acquisition was completed in January 2014. Our Downstream integrated gas activities include converting gas to high-value petrochemicals and liquid products such as fuels and lubricants.

At the same time, we are exploring for oil and gas from conventional, and from tight rock, shale and coal formations. Areas where we are exploring for conventional resources include offshore Australia and Brazil, and in the Gulf of Mexico. Our exploration for tight oil or gas, which can require hydraulic fracturing, is taking place in countries including Australia, Canada, China and the USA.

We also have a diverse portfolio of refineries and chemical plants that enable us to capture value from the oil and natural gas that we produce. Furthermore, we are a leading biofuel producer and fuel retailer in Brazil, through our Raízen joint venture. We have a strong retail position not only in the major industrialised countries, but also in the developing ones. The distinctive Shell pecten, (a trademark in use since the early part of the twentieth century), and trademarks in which the word Shell appears, support this marketing effort throughout the world. A strong patent portfolio underlies the technology that we employ in our various businesses. In total, Shell currently has about 15,000 granted patents and pending patent applications.

10	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

BUSINESS OVERVIEW CONTINUED

BUSINESSES

Upstream International

Upstream International manages the Upstream businesses outside the Americas. It explores for and recovers crude oil, natural gas and natural gas liquids, transports oil and gas, and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream International also manages Shell’s Upstream LNG and GTL businesses. It manages its operations primarily by line of business, with this structure overlaying country organisations. This organisation is supported by activities such as Exploration and New Business Development. This organisational structure has been in place since January 1, 2013. Previously activities were organised primarily by geographical location.

Upstream Americas

Upstream Americas manages the Upstream businesses in North and South America. It explores for and recovers crude oil, natural gas and natural gas liquids, transports oil and gas and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream Americas also extracts bitumen from oil sands that is converted into synthetic crude oil. Additionally, it manages the US-based wind business. It manages its operations by line of business, supported by activities such as Exploration and New Business Development.

Downstream

Downstream manages Shell’s refining and marketing activities for oil products and chemicals. These activities are organised into globally managed classes of business. Refining includes manufacturing, supply and shipping of crude oil. Marketing sells a range of products including fuels, lubricants, bitumen and liquefied petroleum gas (LPG) for home, transport and industrial use. Chemicals produces and markets petrochemicals for industrial customers, including the raw materials for plastics, coatings and detergents. Downstream also trades Shell’s flow of hydrocarbons and other energy-related products, supplies the Downstream businesses, governs our marketing and trading of gas and power, and provides shipping services. Additionally, Downstream oversees Shell’s interests in alternative energy (including biofuels but excluding wind).

Projects & Technology

Projects & Technology manages the delivery of Shell’s major projects and drives research and innovation to create technology solutions. It provides technical services and technology capability covering both Upstream and Downstream activities. It is also responsible for providing functional leadership across Shell in the areas of safety and environment, and contracting and procurement. Since January 2013, it has also been responsible for all wells activities and CO2 management.

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

REVENUE BY BUSINESS SEGMENT (INCLUDING INTER-SEGMENT SALES)	$ MILLION

	2013	2012	2011
Upstream
Third parties	47,357	43,431	42,260
Inter-segment	45,512	51,119	49,431
Total	92,869	94,550	91,691
Downstream
Third parties	403,725	423,638	427,864
Inter-segment	702	772	782
Total	404,427	424,410	428,646
Corporate
Third parties	153	84	47
Total	153	84	47

REVENUE BY GEOGRAPHICAL AREA (EXCLUDING INTER-SEGMENT SALES)	$ MILLION

	2013	%	2012	%	2011	%
Europe	175,584	38.9	184,223	39.4	187,498	39.9
Asia, Oceania, Africa	157,673	34.9	156,310	33.5	148,260	31.5
USA	72,552	16.1	91,571	19.6	91,946	19.6
Other Americas	45,426	10.1	35,049	7.5	42,467	9.0
Total	451,235	100.0	467,153	100.0	470,171	100.0

RESEARCH AND DEVELOPMENT

Innovative technology provides ways for Shell to stand apart from its competitors. It helps our current businesses perform, and it makes future businesses possible.

For that reason we have been spending more than any other international oil and gas company to research and develop innovative technology – more than $1 billion annually since 2007. In 2013, research and development (R&D) expenses were $1,318 million, compared with $1,307 million in 2012 and $1,123 million in 2011 [A].

Such sustained investment has enabled us to advance technologies that help us access new resources and better meet the needs of our customers and partners. To name a few: seismic processing and visualisation software that reveal previously unnoticed geological details; drilling-rig equipment that delivers wells more quickly and more safely; oil-recovery methods that increase production from fields; processes that refine crude oil and liquefy natural gas more efficiently; as well as fuel and lubricant formulations that perform better.

In 2014, we will continue to focus strongly on technologies that support our various businesses and reduce the environmental footprint of our operations and products.

[A] R&D expenses for 2012 and 2011 have been restated for the retrospective application of revised IAS 19 Employee Benefits, adopted with effect from January 1, 2013.

11	SHELL ANNUAL REPORT AND FORM 20-F 2013	RISK FACTORS

RISK FACTORS

The risks discussed below could have a material adverse effect separately, or in combination, on our operational performance, earnings, cash flows and financial condition. Accordingly, investors should carefully consider these risks.

We are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

Prices of crude oil, natural gas, oil products and chemicals are affected by supply and demand, both globally and regionally. Moreover, prices for oil and gas can move independently from each other. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, conflicts, economic conditions and actions by major oil-producing countries. Price fluctuations could have a material effect. For example, in a low oil and gas price environment, Shell would generate less revenue from its Upstream production, and as a result certain long-term projects might become less profitable, or even incur losses. Additionally, low oil and gas prices could result in the debooking of proved oil or gas reserves, if they become uneconomic in this type of environment. Prolonged periods of low oil and gas prices, or rising costs, could also result in projects being delayed or cancelled, as well as in the impairment of certain assets. In a high oil and gas price environment, we could experience sharp increases in cost, and under some production-sharing contracts our entitlement to proved reserves would be reduced. Higher prices could also reduce demand for our products which might result in lower profitability, particularly in our Downstream business.

We have commenced a review of our global refining portfolio, in the context of the growth of light crude oil supply in North America, and excess industry refining capacity worldwide. These factors are affecting the dynamics of the global refining industry environment. The portfolio review could potentially lead to asset sales, closures and/or impairments.

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

As our business model involves treasury and trading risks, we are affected by the global macroeconomic environment as well as financial and commodity market conditions.

Shell subsidiaries, joint ventures and associates are subject to differing economic and financial market conditions throughout the world. Political or economic instability affects such markets. Shell uses debt instruments such as bonds and commercial paper to raise significant amounts of capital. Should our access to debt markets become more difficult, the potential impact on our liquidity could have an adverse effect on our operations. Commodity trading is an important component of our supply and distribution function. Treasury and trading risks include, among others, exposure to movements in interest rates, foreign exchange rates and commodity prices, counterparty default and various operational risks. As a global company doing business in more than 70 countries, we are exposed to changes in currency values and exchange controls. While we undertake some currency hedging, we do not do so for all of our activities. See Notes 6 and 20 to the “Consolidated Financial Statements”. Shell has significant financial exposure to the euro and could be materially affected by a significant change in its value or any structural changes to the European Union (EU) or the European Economic and Monetary Union affecting the euro. While we do not have significant direct exposure to sovereign debt, it is possible that our partners and customers may have exposure which could impair their ability to meet their obligations to us. Therefore, a sovereign debt downgrade or default could have a material adverse effect on Shell.

Our future hydrocarbon production depends on the delivery of large and complex projects, as well as on our ability to replace proved oil and gas reserves.

We face numerous challenges in developing capital projects, especially large ones. Challenges include uncertain geology, frontier conditions, the existence and availability of necessary technology and engineering resources, availability of skilled labour, project delays, expiration of licences and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions. These challenges are particularly relevant in certain developing and emerging market countries, such as Iraq and Kazakhstan, and in frontier areas, such as the Arctic. Such potential obstacles may impair our delivery of these projects, as well as our ability to fulfil related contractual commitments. Future oil and gas production will depend on our access to new proved reserves through exploration, negotiations with governments and other owners of proved reserves and acquisitions, as well as developing and applying new technologies and recovery processes to existing fields and mines. Failure to replace proved reserves could result in lower future production, cash flow and earnings.

In recent years, we have invested significant amounts in our tight-gas and liquids-rich shale portfolio. There is still a significant amount of drilling that must be conducted in certain properties. If future well results do not meet our expectations, there could be additional asset sales and/or impairments. Additionally, management will continue to review the strategic fit of our tight-gas and liquids-rich shale assets. Depending on the outcome of that review and future capital allocation to these properties, additional asset sales and/or impairments could also occur.

OIL AND GAS PRODUCTION AVAILABLE FOR SALE	MILLION BOE [A]

	2013	2012	2011
Shell subsidiaries	850	825	811
Shell share of joint ventures and associates	318	369	362
Total	1,168	1,194	1,173

[A] Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

12	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

RISK FACTORS CONTINUED

PROVED DEVELOPED AND UNDEVELOPED OIL AND GAS RESERVES [A][B] (AT DECEMBER 31)	MILLION BOE [C]

	2013	2012	2011
Shell subsidiaries	10,835	9,873	10,320
Shell share of joint ventures and associates	3,109	3,701	3,946
Total	13,944	13,574	14,266
Attributable to non-controlling interest [D]	12	18	16
Attributable to Royal Dutch Shell plc shareholders	13,932	13,556	14,250

[A] We manage our total proved reserves base without distinguishing between proved reserves from subsidiaries and those from joint ventures and associates.

[B] Includes proved reserves associated with future production that will be consumed in operations.

[C] Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

[D] Proved reserves attributable to non-controlling interest in Shell subsidiaries.

An erosion of our business reputation would have a negative impact on our brand, our ability to secure new resources and our licence to operate.

Shell is one of the world’s leading energy brands, and its brand and reputation are important assets. The Shell General Business Principles govern how Shell and its individual companies conduct their affairs, and the Code of Conduct instructs employees and contractors on how to behave in line with the principles. It is a challenge for us to ensure that all employees and contractors, well above 100,000 in total, comply with the principles. Failure – real or perceived – to follow these principles, or other real or perceived failures of governance or regulatory compliance, could harm our reputation. This could impact our licence to operate, damage our brand, harm our ability to secure new resources and limit our ability to access the capital market.

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

In the future, in order to help meet the world’s energy demand, we expect our production to rise and more of our production to come from higher energy-intensive sources than at present. Therefore, it is expected that both the CO2 intensity of our production, as well as our absolute Upstream CO2 emissions, will increase as our business grows. Examples of such developments are our in-situ Peace River project and our oil sands activities in Canada. Additionally, as production from Iraq increases, we expect that CO2 emissions from flaring will rise. We are working with our partners to find ways to capture the gas that is flared. Over time, we expect that a growing share of our CO2 emissions will be subject to regulation and result in increasing our costs. Furthermore, continued attention to climate change, including activities by non-governmental and political organisations, is likely to lead to additional regulations designed to reduce greenhouse gas emissions. If we are unable to find economically viable, as well as publicly acceptable, solutions that reduce our CO2 emissions for new and existing projects or products, we may experience additional costs, delayed projects, reduced production and reduced demand for hydrocarbons.

The nature of our operations exposes us to a wide range of health, safety, security and environment risks.

The health, safety, security and environment (HSSE) risks to which we are potentially exposed cover a wide spectrum, given the geographic range, operational diversity and technical complexity of Shell’s daily operations. We have operations, including oil and gas production, transport and shipping of hydrocarbons, and refining, in difficult geographies or climate zones, as well as environmentally sensitive regions, such as the Arctic or maritime environments, especially in deep water. These and other operations expose us to the risk, among others, of major process safety incidents, effects of natural disasters, earth tremors, social unrest, personal health and safety lapses, and crime. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in injuries, loss of life, environmental harm, disruption to business activities and, depending on their cause and severity, material damage to our reputation and eventually loss of licence to operate. In certain circumstances, liability could be imposed without regard to Shell’s fault in the matter. Requirements governing HSSE matters often change and are likely to become more stringent over time. The operator could be asked to adjust its future production plan, as we have seen in the Netherlands, impacting production and costs. We could incur significant additional costs in the future complying with such requirements or as a result of violations of, or liabilities under, HSSE laws and regulations, such as fines, penalties, clean-up costs and third-party claims.

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

A further erosion of the business and operating environment in Nigeria would adversely impact Shell.

In our Nigerian operations we face various risks and adverse conditions, some of which have deteriorated during the year. These risks include: security issues surrounding the safety of our people, host communities, and operations; sabotage and theft; our ability to enforce existing contractual rights; limited infrastructure; and potential legislation that could increase our taxes or costs of operation. The Nigerian government is contemplating new legislation to govern the petroleum industry which, if passed into law, would likely have a significant adverse impact on Shell’s existing and future activities in that country.

We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to laws and regulations. In addition, Shell and its joint ventures and associates face the risk of litigation and disputes worldwide.

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

13	SHELL ANNUAL REPORT AND FORM 20-F 2013	RISK FACTORS

in some countries. From time to time, cultural and political factors play a role in unprecedented and unanticipated judicial outcomes that could adversely affect Shell. If we do not comply with policies and regulations, this may result in regulatory investigations, litigation and ultimately sanctions. Certain governments, states and regulatory bodies have, in the opinion of Shell, exceeded their constitutional authority by attempting unilaterally to amend or cancel existing agreements or arrangements; by failing to honour existing contractual commitments; and by seeking to adjudicate disputes between private litigants. EU regulators have adopted regulations that, subject to UK implementation, require disclosure of information on payments to governments that we believe is immaterial to investors, but that could compromise confidential commercial arrangements and create conflicting legal requirements. The United States Securities and Exchange Commission (SEC) had adopted similar requirements, but these requirements were vacated by the US Federal District Court. Accordingly, the SEC must adopt new rules. Additional regulations targeted at the financial sector could have adverse consequences for our trading, treasury and pension operations.

Our operations expose us to social instability, civil unrest, terrorism, acts of war, piracy and government sanctions that could have an adverse impact on our business.

As seen in recent years in Nigeria, north Africa and the Middle East, social and civil unrest, both within the countries in which we operate and elsewhere, can – and does – affect Shell. Potential developments that could impact our business include international sanctions, conflicts including war, acts of political or economic terrorism and acts of piracy on the high seas, as well as civil unrest, including disruptions by non-governmental and political organisations, and local security concerns that threaten the safe operation of our facilities and transport of our products. For example, EU sanctions have prohibited us from producing oil and gas in Syria, and the USA and the EU have imposed sanctions relating to transactions involving Iran and Sudan, among other countries. If such risks materialise, they could result in injuries and disruption to business activities.

We rely heavily on information technology systems for our operations.

The operation of many of our business processes depends on the availability of information technology (IT) systems. Our IT systems are increasingly concentrated in terms of geography, number of systems, and key contractors supporting the delivery of IT services. Shell, like many other multinational companies, has been the target of attempts to gain unauthorised access through the internet to our IT systems, including more sophisticated attempts often referred to as advanced persistent threats. Shell seeks to detect and investigate all such security incidents, aiming to prevent their recurrence. Disruption of critical IT services, or breaches of information security, could have adverse consequences for Shell.

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

The estimation of proved oil and gas reserves involves subjective judgements and determinations based on available geological,

technical, contractual and economic information. Estimates may change because of new information from production or drilling activities, or changes in economic factors, including changes in the price of oil or gas and changes in the taxation or regulatory policies of host governments or other events. Estimates may also be altered by acquisitions and divestments, new discoveries, and extensions of existing fields and mines, as well as the application of improved recovery techniques. Published proved oil and gas reserves estimates may also be subject to correction due to errors in the application of published rules and changes in guidance. Any downward adjustment would indicate lower future production volumes.

Many of our major projects and operations are conducted in joint arrangements or associates. This may reduce our degree of control, as well as our ability to identify and manage risks.

A significant share of our capital is invested in joint arrangements or associates. In cases where we are not the operator we have limited influence over, and control of, the behaviour, performance and costs of operation of such joint arrangements or associates. Despite not having control, we could still be exposed to the risks associated with these operations. For example, our partners or members of a joint arrangement or an associate (particularly local partners in developing countries) may not be able to meet their financial or other obligations to the projects, threatening the viability of a given project.

Violations of antitrust and competition law carry fines and expose us and/or our employees to criminal sanctions and civil suits.

Antitrust and competition laws apply to Shell and its joint ventures and associates in the vast majority of countries in which we do business. Shell and its joint ventures and associates have been fined for violations of antitrust and competition law. These include a number of fines by the European Commission Directorate-General for Competition (DG COMP). Due to the DG COMP’s fining guidelines, any future conviction of Shell and its joint ventures or associates for violation of EU competition law could result in significantly larger fines. Violation of antitrust laws is a criminal offence in many countries, and individuals can be either imprisoned or fined. Furthermore, it is now common for persons or corporations allegedly injured by antitrust violations to sue for damages.

Violations of anti-bribery and corruption law carry fines and expose us and/or our employees to criminal sanctions and civil suits.

In 2010, Shell agreed to a Deferred Prosecution Agreement (DPA) with the U.S. Department of Justice (DOJ) for violations of the Foreign Corrupt Practices Act (FCPA), which arose in connection with its use of the freight-forwarding firm Panalpina. In November 2013, the DPA was successfully concluded. Shell’s ethics and compliance programme was enhanced during the DPA and remains in full force and effect. Any violations of the FCPA or other relevant anti-bribery and corruption legislation could have a material adverse effect on the Company.

Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

Data protection laws apply to Shell and its joint ventures and associates in the vast majority of countries in which we do business. Over 100 countries globally have data protection laws and regulations. Additionally, impending EU Data Privacy Regulation proposes to increase penalties up to a maximum of 5% of global annual turnover for breach. Non-compliance with data protection laws could expose Shell to regulatory investigations, which may result in fines and penalties. Shell also could be subject to litigation from persons or corporations allegedly affected by data protection violations. Violation of data protection laws is a criminal offence in some countries, and individuals can be either imprisoned or fined.

14	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

RISK FACTORS CONTINUED

The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This might limit shareholder remedies.

Our Articles of Association generally require that all disputes between our shareholders in such capacity and the Company or our subsidiaries (or our Directors or former Directors), or between the Company and our Directors or former Directors, be exclusively resolved by arbitration in The Hague, the Netherlands, under the Rules of Arbitration of the International Chamber of Commerce. Our Articles of Association also provide that, if this provision is for any reason determined to be invalid or unenforceable, the dispute may only be brought to the courts of England and Wales. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions. See the “Corporate governance” report.

15	SHELL ANNUAL REPORT AND FORM 20-F 2013	STRATEGY AND OUTLOOK

STRATEGY AND OUTLOOK

STRATEGY

Our strategy seeks to reinforce our position as a leader in the oil and gas industry, while helping to meet global energy demand in a responsible way. We aim to grow our cash flow and deliver competitive returns through economic cycles, to finance a competitive dividend and fund investment for future growth. Safety and environmental and social responsibility are at the heart of our activities.

Intense competition exists for access to upstream resources and to new downstream markets. But we believe that our technology, project delivery capability and operational excellence will remain key differentiators for our businesses. We expect about 85% of our capital investment in 2014 to be in our Upstream businesses.

In Upstream we focus on exploration for new liquids and natural gas reserves, and on developing major new projects where our technology and know-how add value to the resources holders.

We focus on a series of strategic themes, each requiring distinctive technologies and risk management:

■	our upstream and downstream ”engines” are strongly cash-generative, mature businesses, which will underpin our financial performance to at least the end of this decade. Here we only seek to make investments in selective growth positions, and we apply Shell’s distinctive technology and operating performance to extend the productive lives of our assets and to enhance their profitability;
■	our growth priorities follow two strategic themes: integrated gas and deep water. These will provide our medium-term growth, and we expect them to become core engines in the future. Here, we use the advantages of Shell’s technological know-how and global scale to unlock highly competitive resources positions; and
■	our longer-term strategic themes are resource plays such as shale oil and gas as well as future opportunities including the Arctic, Iraq, Kazakhstan, Nigeria, and heavy oil, where we believe large reserves positions could potentially become available, with the pace of development driven by market and local operating conditions, as well as the regulatory environment.

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

OUTLOOK

We continuously seek to improve our operating performance, with an emphasis on health, safety and environment, asset performance and operating costs. For 2014, we have set out three key priorities: improving our financial performance, enhancing our capital efficiency, including financial discipline when evaluating investment opportunities, and continuing our focus on project delivery.

In 2014, we expect capital investment of around $37 billion, a reduction of $9 billion compared with 2013, as we moderate our growth ambitions and strive to improve our free cash flow and returns. Asset sales are a key element of our strategy – improving our capital efficiency by focusing our investment on the most attractive growth opportunities. Sales of non-core assets in 2011 to 2013 generated $16 billion in divestment proceeds. Exits from further positions in 2014 to 2015 are expected to generate some $15 billion in divestment proceeds. We have initiatives underway that are expected to improve our Upstream Americas and integrated Downstream businesses, focusing on the profitability of our portfolio and growth potential.

Shell has built up a substantial portfolio of project options for future growth. This portfolio has been designed to capture energy price upside and manage Shell’s exposure to industry challenges from cost inflation and political risk. Key elements of these opportunities are in global exploration and established resources positions in the Gulf of Mexico, Australian LNG, offshore Europe, and others. Shell is working to mature these projects, with an emphasis on financial returns.

The statements in this Strategy and outlook section, including those related to our growth strategies and our expected or potential future cash flow from operations, capital investment, divestment proceeds, and production, are based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. See “About this Report” and “Risk factors”.

16	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

MARKET OVERVIEW

According to the International Monetary Fund (IMF), global economic growth in 2013 was 3.0%, little changed from 3.1% in 2012, and is forecast to rise to 3.7% for 2014, which would still be below the annual average of 3.9% for the previous 10 years.

In 2013, the recovery in the USA was hampered by factors including the expiration of the payroll tax holiday, while the eurozone suffered from reduced public spending and weak domestic demand. An improved outlook for the US economy brought forward the tapering of quantitative easing, causing turmoil in many emerging markets, due to a reversal of capital flows, tighter financial conditions and a fall in exchange rates.

In January 2014, the IMF estimated that: the eurozone’s gross domestic product (GDP) contracted by 0.4% in 2013 compared with a contraction of 0.7% in 2012; US GDP growth slowed to 1.9% from 2.8% in 2012; China’s GDP growth was 7.7%, the same as in 2012; and the average GDP growth rate for emerging markets and developing economies fell slightly to 4.7% compared with 4.9% in 2012.

Reflecting economic conditions, global oil demand rose by 1.4% (1.4 million barrels per day (b/d)) in 2013, according to the International Energy Agency January 2014 Oil Market Report. This growth was driven by emerging economies while demand in advanced economies remained almost flat.

We estimate that global gas demand grew by about 2% in 2013. This compares with an estimate of 2.5% for 2012 published in 2013 by CEDIGAZ. We believe that the growth in 2013 was driven by power and industry sectors in Asia-Pacific, mainly in China and Japan, the Middle East and the USA. European gas demand continued to contract, and was estimated by Eurostat and Country Transmission System Operators to have fallen by 1% in 2013, largely due to economic recession, imports of cheap US coal and increased use of renewable energy sources.

CRUDE OIL AND NATURAL GAS PRICES

The following table provides an overview of the main crude oil and natural gas price markers that Shell is exposed to:

OIL AND GAS AVERAGE INDUSTRY PRICES [A]
	2013	2012	2011
Brent ($/b)	108.66	111.67	111.26
West Texas Intermediate ($/b)	97.99	94.13	95.04
Henry Hub ($/MMBtu)	3.70	2.76	4.01
UK National Balancing Point (pence/therm)	68.12	59.74	56.35
Japan Customs-cleared Crude ($/b)	110.21	114.77	109.10

[A] Yearly average prices are based on daily spot prices. The 2013 average price for Japan Customs-cleared Crude excludes December data.

The Brent crude oil price, an international crude-oil benchmark, traded in a range of $97-118 per barrel during 2013, ending the year at $109 per barrel. Both the Brent and the West Texas Intermediate (WTI) average crude oil prices for 2013 were little changed compared with 2012. WTI traded overall at a discount to Brent, but the discount was much narrower in the second half of 2013 as an expansion in pipeline capacity increased the ability to move oil from the landlocked area of Cushing, Oklahoma, where WTI is delivered.

Unlike crude-oil pricing, which is global in nature, gas prices vary significantly from region to region. In the USA, the natural gas price at Henry Hub in 2013 averaged $3.7 per million British thermal units (MMBtu), 34% higher compared with 2012, and traded in a range of

$3.1-4.5 per MMBtu. At the start of 2013, the price was $3.1 per MMBtu due to mild winter weather, before a late cold snap in March increased demand and pushed it up to almost $4.4 per MMBtu. The price then trended downwards until December, when cold weather pushed it up to a peak of $4.5 per MMBtu, before it fell slightly to end the year at $4.4 per MMBtu.

In Europe, gas prices rose despite the fall in demand. In the UK, the average price at the UK National Balancing Point was 14% higher compared with 2012. In continental Europe, price increases at the main gas trading hubs in Belgium, Germany and the Netherlands were similar to those at the UK National Balancing Point. These prices reflected a tightening of global LNG markets and higher prices in Asia-Pacific. The use of oil-indexed gas pricing is decreasing in continental Europe, with many natural gas contracts now including spot market pricing as a major component.

We also produce and sell natural gas in regions where supply, demand and regulatory circumstances differ markedly from those in the USA or Europe. Long-term contracted LNG prices in Asia-Pacific are predominantly indexed to the price of Japan Customs-cleared Crude (JCC). In Japan, LNG import contracts have historically been indexed to the JCC benchmark.

Increasingly, we note growing demand for LNG in China, India, the Middle East, South America and South East Asia. In these markets, LNG supply is offered on term and spot bases in a competitive market. North American projects have been offering future supply linked to Henry Hub gas prices in the USA.

CRUDE OIL AND NATURAL GAS PRICES FOR INVESTMENT EVALUATION

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

We expect oil and gas prices to remain volatile. For the purposes of making investment decisions, generally we test the economic performance of long-term projects against price ranges of $70-110 per barrel for Brent crude oil and $3-5 per MMBtu for gas at Henry Hub. As part of our normal business practice, the range of prices used for this purpose is subject to review and change, and was last confirmed in the fourth quarter of 2013.

REFINING AND PETROCHEMICAL MARKET TRENDS

Industry refining margins were lower in 2013 than in 2012 in key refining hubs, except for US Gulf Coast (USGC) margins, where increased domestic crude oil production lowered crude oil acquisition costs relative to international benchmarks. Some demand growth, especially around the summer driving season in the USA, also contributed to higher USGC margins. The global economic environment generally improved from the previous year. Political tensions, especially in the Middle East and north Africa, tended to add volatility to markets.

In 2014, increased demand for middle distillates is expected to be a key driver of refining margins, supported by demand for gasoline in the middle of the year. However, the overall outlook remains uncertain

17	SHELL ANNUAL REPORT AND FORM 20-F 2013	MARKET OVERVIEW

because of continuing economic uncertainty, geopolitical tensions in some regions that could lead to supply disruptions, and structural overcapacity in global refining.

Industry naphtha cracker margins in Asia and Europe were broadly similar to those in 2012 as growth remained below the historic average. US ethane cracker margins rose because ethane prices fell. The outlook for petrochemicals for 2014 is highly dependent on further economic recovery.

18	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

SUMMARY OF RESULTS

INCOME FOR THE PERIOD	$ MILLION

	2013	2012 [A]	2011 [A]
Earnings by segment [B]
Upstream	12,638	22,244	24,466
Downstream	3,869	5,382	4,170
Corporate	372	(203)	102
Total segment earnings [B]	16,879	27,423	28,738
Attributable to non-controlling interest	(134)	(259)	(205)
Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders	16,745	27,164	28,533
Current cost of supplies adjustment [B]	(353)	(463)	2,355
Non-controlling interest	(21)	11	(62)
Income attributable to Royal Dutch Shell plc shareholders	16,371	26,712	30,826
Non-controlling interest	155	248	267
Income for the period	16,526	26,960	31,093

[A] Restated for the retrospective application of revised IAS 19 Employee Benefits, adopted with effect from January 1, 2013. See Note 28 to the "Consolidated Financial Statements".

[B] See Note 2 to the "Consolidated Financial Statements". Segment earnings are presented on a current cost of supplies basis.

EARNINGS 2013-2011

Global realised liquids prices were 6% lower in 2013 than in 2012. In Canada, realised synthetic crude oil prices were 7% higher than in 2012. Global realised natural gas prices were 6% higher than in 2012, with a 27% increase in the Americas and a 3% increase outside the Americas. Oil and gas production available for sale in 2013 was 3,199 thousand barrels of oil equivalent per day (boe/d), compared with 3,262 thousand boe/d in 2012. Liquids production was down 6% and natural gas production increased by 2% compared with 2012. Excluding the impact of divestments, production-sharing contract price effects and the deteriorated operating environment in Nigeria, production volumes in 2013 were in line with 2012. Realised refining margins were significantly lower in 2013 compared with 2012, mainly as a result of a deterioration in industry conditions in most regions (see “Market overview”).

Earnings on a current cost of supplies basis (CCS earnings) attributable to shareholders in 2013 of $16,745 million were in line with our announcement on January 17, 2014, that they were expected to be approximately $16.8 billion. CCS earnings in 2013 were 38% lower than in 2012, which, in turn, were 5% lower than in 2011.

CCS earnings exclude the effect of changes in the oil price on inventory valuation, as the purchase price of the volumes sold during a period is based on the current cost of supplies during the same period, after making allowance for the tax effect. Accordingly, when oil prices increase during the period, CCS earnings are likely to be lower than earnings calculated on a first-in first-out (FIFO) basis. Similarly, in a period with declining oil prices, CCS earnings are likely to be higher than earnings calculated on a FIFO basis. This explains why 2013 CCS earnings were $353 million higher than earnings calculated on a FIFO basis (2012: $463 million higher; 2011: $2,355 million lower).

Upstream earnings in 2013 were $12,638 million, compared with $22,444 million in 2012 and $24,466 million in 2011. The 43% decrease from 2012 to 2013 reflected higher depreciation charges (partly driven by impairments), lower divestment gains, higher exploration expenses (mainly driven by well write-offs), higher operating expenses and lower liquids and LNG realisations. Earnings were also impacted by a deterioration in the operating environment in Nigeria and the impact of the weakening Australian dollar on a deferred tax liability. These effects were partly offset by the contribution of our Pearl GTL plant in Qatar and higher gas price realisations in the Americas, together with net tax gains in 2013 compared with net tax charges and higher decommissioning provisions in 2012. In 2012, earnings decreased by 9% compared with 2011, reflecting higher depreciation charges, increased operating and exploration expenses, lower gains associated with the fair-value accounting of certain gas and derivative contracts, and additional tax charges, partly offset by higher contributions from our integrated gas activities (LNG and GTL).

Downstream earnings in 2013 were $3,869 million compared with $5,382 million in 2012, and $4,170 million in 2011. The 28% decrease from 2012 to 2013 reflected significantly lower realised refining margins and higher charges for impairment, partly offset by higher contributions from Chemicals and Trading. Continued strong contributions from Marketing were broadly similar to 2012. The 29% increase in earnings from 2011 to 2012 reflected higher realised refining margins, lower operating expenses and a reduced level of impairment, partly offset by lower trading contributions, lower Chemicals earnings, lower divestment gains and lower gains associated with the fair-value accounting of commodity derivatives.

BALANCE SHEET AND NET CAPITAL INVESTMENT

Shell’s strategy to invest in the development of major growth projects, primarily in Upstream, explains the most significant changes to the balance sheet in 2013. Property, plant and equipment increased by $20 billion. Net capital investment was $44 billion, 49% higher than in 2012; see Note 4 to the “Consolidated Financial Statements”. The effect of net capital investment on property, plant and equipment was partly offset by depreciation, depletion and amortisation of $22 billion.

Of the net capital investment in 2013, 89% related to Upstream projects, aimed at providing growth over the long term.

Gearing was 16.1% at the end of 2013, compared with 9.8% at the end of 2012 as restated for the retrospective application of revised IAS 19 Employee Benefits, mainly reflecting a decrease in cash and cash equivalents, and an increase in debt.

ADOPTION OF IFRS 11 JOINT ARRANGEMENTS

As noted above and explained in Note 1 to the “Consolidated Financial Statements”, Shell adopted a number of new and revised accounting standards in 2013, including IFRS 11 Joint Arrangements. The adoption of IFRS 11 did not materially affect the “Consolidated Financial Statements”, and comparative information was therefore not restated. However, the impact of the adoption of IFRS 11 on certain information presented in this Report is explained, where appropriate, to aid evaluation of this information.

19	SHELL ANNUAL REPORT AND FORM 20-F 2013	SUMMARY OF RESULTS

PROVED RESERVES AND PRODUCTION

Shell subsidiaries’ and the Shell share of joint ventures and associates’ estimated net proved oil and gas reserves are summarised in “Upstream” and set out in more detail in “Supplementary information – oil and gas (unaudited)”. The impact in 2013 of the reclassification of certain entities, consistent with the change in their accounting treatment as a result of the adoption of IFRS 11 Joint Arrangements, is provided separately; this had no impact on proved reserves in total. The changes in proved reserves described below for Shell subsidiaries and for the Shell share of joint ventures and associates respectively exclude the effect of this reclassification.

In 2013, Shell added 1,577 million boe of proved reserves before taking production into account, of which 1,445 million boe came from Shell subsidiaries and 132 million boe from the Shell share of joint ventures and associates. These additions were positively impacted by lower commodity prices (48 million boe) and purchases that more than offset sales (44 million boe).

In 2013, total oil and gas production available for sale was 1,168 million boe. An additional 39 million boe was produced and consumed in operations. Production available for sale from subsidiaries was 850 million boe with an additional 28 million boe consumed in operations. The Shell share of the production available for sale of joint ventures and associates was 318 million boe with an additional 11 million boe consumed in operations.

Accordingly, after taking production into account, there was an increase of 370 million boe in proved reserves, comprising an increase of 567 million boe from subsidiaries and a decrease of 197 million boe from the Shell share of joint ventures and associates.

KEY ACCOUNTING ESTIMATES AND JUDGEMENTS

Refer to Note 3 to the “Consolidated Financial Statements” for a discussion of key accounting estimates and judgements.

LEGAL PROCEEDINGS

Refer to Note 25 to the “Consolidated Financial Statements” for a discussion of legal proceedings.

20	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

PERFORMANCE INDICATORS

KEY PERFORMANCE INDICATORS

Total shareholder return
2013 8.6%	2012 –0.2%

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

Net cash from operating activities ($ billion)
2013 40	2012 46

Net cash from operating activities is the total of all cash receipts and payments associated with our sales of oil, gas, chemicals and other products. The components that provide a reconciliation from income for the period are listed in the “Consolidated Statement of Cash Flows”. This indicator reflects Shell’s ability to generate cash for both investment and distribution to shareholders.

Project delivery
2013 88%	2012 90%

Project delivery reflects Shell’s capability to complete major projects on time and within budget on the basis of targets set in the annual Business Plan. The set of projects consists of at least 20 Shell-operated capital projects that are in the execution phase (post final investment decision).

Production available for sale (thousand boe/d)
2013 3,199	2012 3,262

Production is the sum of all average daily volumes of unrefined oil and natural gas produced for sale by Shell subsidiaries and the Shell share of joint ventures and associates. The unrefined oil comprises crude oil, natural gas liquids, synthetic crude oil and bitumen. The gas volume is converted into equivalent barrels of oil to make the summation possible. Changes in production have a significant impact on Shell’s cash flow.

Equity sales of liquefied natural gas (million tonnes)
2013 19.6	2012 20.2

Equity sales of liquefied natural gas (LNG) is a measure of the operational performance of Shell’s Upstream business and the LNG market demand.

Refinery and chemical plant availability
2013 92.5%	2012 92.9%

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

Total recordable case frequency (injuries per million working hours)
2013 1.15	2012 1.26

Total recordable case frequency (TRCF) is the number of staff or contractor injuries requiring medical treatment or time off for every million hours worked. It is a standard measure of occupational safety.

21	SHELL ANNUAL REPORT AND FORM 20-F 2013	PERFORMANCE INDICATORS

ADDITIONAL PERFORMANCE INDICATORS

Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders ($ million)
2013 16,745	2012 27,164 [A]

Earnings per share on a current cost of supplies basis ($)
2013 2.66	2012 4.34 [A]

Earnings on a current cost of supplies (CCS) basis attributable to Royal Dutch Shell plc shareholders is the income for the period, adjusted for the after-tax effect of oil-price changes on inventory and non-controlling interest. CCS earnings per share is calculated by dividing CCS earnings attributable to shareholders by the average number of shares outstanding. See “Summary of results” and Note 2 to the “Consolidated Financial Statements”.

Net capital investment ($ million)
2013 44,303	2012 29,803

Net capital investment is defined as capital expenditure, adjusted for: proceeds from disposals (excluding other investments (net) in the Corporate segment); exploration expense excluding exploration wells written off; investments in joint ventures and associates; and leases and other items. See Notes 2 and 4 to the “Consolidated Financial Statements”.

Return on average capital employed
2013 7.9%	2012 13.6% [A]

Return on average capital employed (ROACE) is defined as annual income, adjusted for after-tax interest expense, as a percentage of average capital employed during the year. Capital employed is the sum of total equity and total debt. ROACE measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. See “Liquidity and capital resources – Return on average capital employed”.

Gearing
2013 16.1%	2012 9.8% [A]

Gearing is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), at December 31. It is a measure of the degree to which Shell’s operations are financed by debt. See Note 15 to the “Consolidated Financial Statements”.

[A] Restated for the retrospective application of revised IAS 19 Employee Benefits, adopted with effect from January 1, 2013. See Note 28 to the "Consolidated Financial Statements".

Proved oil and gas reserves attributable to Royal Dutch Shell plc shareholders (million boe)
2013 13,932	2012 13,556

Proved oil and gas reserves attributable to Royal Dutch Shell plc shareholders are the total estimated quantities of oil and gas from Shell subsidiaries (excluding reserves attributable to non-controlling interest) and the Shell share of joint ventures and associates that geoscience and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs, as at December 31, under existing economic conditions, operating methods and government regulations. Gas volumes are converted into barrels of oil equivalent (boe) using a factor of 5,800 standard cubic feet per barrel. Reserves are crucial to an oil and gas company, since they constitute the source of future production. Reserves estimates are subject to change based on a wide variety of factors, some of which are unpredictable. See “Risk factors”.

Operational spills of more than 100 kilograms
2013 174	2012 207

The operational spills indicator is the number of incidents in respect of activities where we are the operator in which 100 kilograms or more of oil or oil products were spilled as a result of those activities. The number for 2012 was updated from 204 to reflect the completion of investigations into spills.

Employees (thousand)
2013 92	2012 87

The employees indicator consists of the annual average full-time employee equivalent of the total number of people on full-time or part-time employment contracts with Shell subsidiaries including, from January 1, 2013, our share of employees of certain additional joint operations, as a result of the adoption of IFRS 11 Joint Arrangements.

22	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

SELECTED FINANCIAL DATA

The selected financial data set out below are derived, in part, from the “Consolidated Financial Statements”. This data should be read in conjunction with the “Consolidated Financial Statements” and related Notes, as well as with this Strategic Report.

Revised IAS 19 Employee Benefits has been adopted with effect from January 1, 2013, with retrospective application to the “Consolidated Financial Statements” for 2011 and 2012, reflected in the data below. See Note 28 to the “Consolidated Financial Statements”. For comparison purposes, 2009 and 2010 data below have been adjusted where significant to reflect the estimated effects of applying revised IAS 19.

CONSOLIDATED STATEMENT OF INCOME AND OF COMPREHENSIVE INCOME DATA	$ MILLION

	2013	2012	2011	2010	2009
Revenue	451,235	467,153	470,171	368,056	278,188
Income for the period	16,526	26,960	31,093	20,474	12,718
Income attributable to non-controlling interest	155	248	267	347	200
Income attributable to Royal Dutch Shell plc shareholders [A]	16,371	26,712	30,826	20,127	12,518
Comprehensive income attributable to Royal Dutch Shell plc shareholders	18,243	24,470	26,250	19,893	19,810
[A] All results are from continuing operations.

CONSOLIDATED BALANCE SHEET DATA	$ MILLION

	2013	2012	2011	2010	2009
Total assets	357,512	350,294	337,474	317,271	286,650
Total debt	44,562	37,754	37,175	44,332	35,033
Share capital	542	542	536	529	527
Equity attributable to Royal Dutch Shell plc shareholders	180,047	174,749	158,480	140,453	129,109
Non-controlling interest	1,101	1,433	1,486	1,767	1,704

EARNINGS PER SHARE	$

	2013	2012	2011	2010	2009
Basic earnings per €0.07 ordinary share	2.60	4.27	4.97	3.28	2.04
Diluted earnings per €0.07 ordinary share	2.60	4.26	4.96	3.28	2.04

SHARES	NUMBER

	2013	2012	2011	2010	2009
Basic weighted average number of A and B shares	6,291,126,326	6,261,184,755	6,212,532,421	6,132,640,190	6,124,906,119
Diluted weighted average number of A and B shares	6,293,381,407	6,267,839,545	6,221,655,088	6,139,300,098	6,128,921,813

OTHER FINANCIAL DATA	$ MILLION

	2013	2012	2011	2010	2009
Net cash from operating activities	40,440	46,140	36,771	27,350	21,488
Net cash used in investing activities	40,146	28,453	20,443	21,972	26,234
Dividends paid	7,450	7,682	7,315	9,979	10,717
Net cash used in financing activities	8,978	10,630	18,131	1,467	829
(Decrease)/increase in cash and cash equivalents	(8,854)	7,258	(2,152)	3,725	(5,469)
Earnings/(losses) by segment [A]
Upstream	12,638	22,244	24,466	15,935	8,354
Downstream	3,869	5,382	4,170	2,950	258
Corporate	372	(203)	102	91	1,310
Total segment earnings	16,879	27,423	28,738	18,976	9,922
Attributable to non-controlling interest	(134)	(259)	(205)	(333)	(118)
Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders [B]	16,745	27,164	28,533	18,643	9,804
Net capital investment [A]
Upstream	39,217	25,320	19,083	21,222	22,326
Downstream	4,885	4,275	4,342	2,358	6,232
Corporate	201	208	78	100	324
Total	44,303	29,803	23,503	23,680	28,882

[A] See Notes 2 and 4 to the “Consolidated Financial Statements”.

[B] See table in “Summary of results”.

23	SHELL ANNUAL REPORT AND FORM 20-F 2013	UPSTREAM

UPSTREAM

KEY STATISTICS	$ MILLION
	2013	2012	[A]	2011	[A]
Segment earnings	12,638	22,244		24,466
Including:
Revenue (including inter-segment sales)	92,869	94,550		91,691
Share of profit of joint ventures and associates	6,120	8,001		7,127
Production and manufacturing expenses	18,471	16,354		15,586
Selling, distribution and administrative expenses	1,194	1,211		1,273
Exploration	5,278	3,104		2,266
Depreciation, depletion and amortisation	16,949	11,387		8,827
Net capital investment [B]	39,217	25,320		19,083
Oil and gas production available for sale (thousand boe/d)	3,199	3,262		3,215
Equity LNG sales volume (million tonnes)	19.6	20.2		18.8
Proved oil and gas reserves at December 31 (million boe) [C]	13,932	13,556		14,250

[A] Restated for the retrospective application of revised IAS 19 Employee Benefits, adopted with effect from January 1, 2013. See Note 28 to the "Consolidated Financial Statements".

[B] See Notes 2 and 4 to the “Consolidated Financial Statements”.

[C] Excludes reserves attributable to non-controlling interest in Shell subsidiaries.

OVERVIEW

Our Upstream businesses explore for and extract crude oil and natural gas, often in joint arrangements with international and national oil and gas companies. This includes the extraction of bitumen from mined oil sands which we convert into synthetic crude oil. We liquefy natural gas by cooling it, and transport the liquefied natural gas (LNG) to customers across the world. We also convert natural gas to liquids (GTL) to provide high-quality fuels and other products, and we market and trade natural gas (including LNG) in support of our Upstream businesses.

BUSINESS CONDITIONS

Global oil demand rose by 1.4% (1.4 million b/d) in 2013 according to the International Energy Agency January 2014 Oil Market Report. This growth was driven by emerging economies while demand in advanced economies remained almost flat. The Brent crude oil price, an international crude-oil benchmark, traded in a range of $97-118 per barrel during 2013, ending the year at $109 per barrel.

We estimate that global gas demand grew by about 2% in 2013. This compares with an estimate of 2.5% for 2012 published in 2013 by CEDIGAZ. We believe that the growth in 2013 was driven by power and industry sectors in Asia-Pacific, mainly in China and Japan, the Middle East and the USA. European gas demand continued to contract, and was estimated by Eurostat and Country Transmission System Operators to have fallen by 1% in 2013, largely due to the economic recession, imports of cheap US coal and increased use of renewable energy sources.

EARNINGS 2013-2012

Segment earnings of $12,638 million included a net charge of $2,479 million, primarily related to the impairment of liquids-rich shale properties in North America, partly offset by net tax gains and gains on divestments. Segment earnings in 2012 of $22,244 million included a net gain of $2,137 million, mainly related to gains on divestments, partly offset by impairments for onshore gas assets in the USA, net tax charges and decommissioning provisions.

Excluding the net charge and net gain described above, segment earnings in 2013 decreased compared with 2012 because of higher exploration expenses (mainly driven by well write-offs), operating expenses and depreciation, and lower liquids and LNG realisations. Earnings were also impacted by a deterioration in the operating environment in Nigeria and the impact of the weakening Australian dollar on a deferred tax liability. This was partly offset by an increased contribution from our Pearl GTL plant in Qatar, and higher gas prices in the Americas.

Earnings in the Americas were a loss of $900 million in 2013, excluding the related items identified at the beginning of this earnings section. Compared with 2012 earnings of $670 million, they decreased mainly because of higher exploration and operating expenses, partly offset by higher gas prices. Our deep-water and heavy oil businesses in the Americas reported positive earnings, whereas our onshore business reported a loss.

Global realised liquids prices were 6% lower than in 2012. In Canada, realised synthetic crude oil prices were 7% higher than in 2012. Global realised gas prices were 6% higher than in 2012, with a 27% increase in the Americas and a 3% increase outside the Americas.

Equity LNG sales volumes of 19.6 million tonnes were 3% lower than in 2012, mainly reflecting lower volumes from Nigeria LNG as a result of the deterioration in the operating environment in Nigeria, including reduced feed gas supply and a blockade on shipments. Excluding the impact of the challenging operating environment in Nigeria, equity LNG sales volumes were similar to 2012.

EARNINGS 2012-2011

Segment earnings in 2012 of $22,244 million included a net gain of $2,137 million as described above. Segment earnings in 2011 of $24,466 million included a net gain of $3,855 million, mainly related to gains on divestments, the fair-value accounting of certain gas and derivative contracts, partly offset by the cost impact of the US offshore drilling moratorium.

Excluding the net gains described above, segment earnings in 2012 were 2% lower than in 2011, primarily driven by reduced contributions from the Americas, mainly as a result of higher depreciation, increased operating expenses, higher exploration expenses and lower realised gas prices. These were partly offset by the increased contribution of integrated gas activities (LNG and GTL), reflecting the ramp-up of the Pearl GTL plant, higher realised LNG prices as well as increased LNG trading contributions and equity LNG sales volumes. Earnings in 2012 also reflected higher realised gas prices outside the Americas.

24	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

UPSTREAM CONTINUED

NET CAPITAL INVESTMENT

Net capital investment was $39 billion in 2013, compared with $25 billion in 2012 and $19 billion in 2011. Capital investment in 2013 was $40 billion (of which $11 billion was exploration expenditure, including acquisitions of unproved properties). Capital investment in 2012 was $31 billion. Divestment proceeds were $1 billion in 2013 compared with $6 billion in 2012.

Net capital investment was higher than in 2012 mainly due to lower divestment proceeds and higher expenditure on acquisitions, primarily due to the purchase of LNG assets from Repsol as described below. There was also higher capital investment in growth projects, particularly: deep-water projects in Malaysia, Nigeria and the Americas; integrated gas projects in Australia; and tight-gas projects in China.

PORTFOLIO ACTIONS AND BUSINESS DEVELOPMENT

In Brazil, a consortium of companies in which Shell holds a 20% interest won a 35-year production-sharing contract (PSC) to develop the Libra discovery, a potential multibillion barrel oil field in pre-salt reservoirs located in the Santos Basin.

Also in Brazil, we completed the acquisition of an additional 23% interest in the Shell-operated Parque das Conchas (BC-10) deep-water project. In January 2014, we announced an agreement to sell a 23% interest in the BC-10 project to Qatar Petroleum International which would return Shell to a 50% interest in the field, subject to completion.

In Indonesia, we acquired an additional 5% interest in the Masela block, increasing our interest to 35%. The Masela PSC contains the Abadi gas field, for which a 2.5 million tonnes per annum (mtpa) floating LNG (FLNG) facility is in the front-end engineering and design (FEED) phase.

In Iraq, the Basrah Gas Company, a joint venture between Shell (44%), South Gas Company (51%) and Mitsubishi Corporation (5%) officially started operations. The Basrah Gas Company gathers, treats and processes raw gas produced from the Rumaila, West Qurna 1 and Zubair fields that was previously being flared.

In the UK, we acquired 75% of Hess Corporation’s interests in the Beryl area fields and Scottish Area Gas Evacuation system, increasing Shell’s production in the Beryl area fields from 9 thousand boe/d to 20 thousand boe/d.

Also in the UK, we acquired an additional 5.9% interest in the offshore Schiehallion field from Murphy Schiehallion Ltd bringing our interest in the field to 55%.

In January 2014, Shell completed the acquisition of Repsol S.A.’s LNG portfolio outside of North America, including supply positions in Peru and Trinidad and Tobago, for a net cash purchase price of $3.8 billion, subject to post-closing adjustments. As part of the transaction, Shell also assumed $1.6 billion of balance sheet liabilities relating to existing leases for LNG ship charters. The acquisition adds 7.2 mtpa of directly managed LNG volumes through long-term off-take agreements, including 4.2 mtpa of equity LNG plant capacity. Capital investment of $3.4 billion was reported in 2013 with the remaining $2.0 billion to be reported in the first quarter of 2014.

We also took several final investment decisions during 2013, including the following.

In Canada, we took the final investment decision for Phase 1 and 2 of the Carmon Creek in-situ project (Shell interest 100%). The project will include central processing facilities and well pads and is expected to deliver peak production of 80 thousand barrels of bitumen production per day.

In Nigeria, we took the final investment decision for the development of the Erha North Phase 2 deep-water project (Shell interest 44%). The project is expected to produce around 60 thousand boe/d at peak production and improve the utilisation of the existing Erha floating production, storage and offloading (FPSO) vessel.

In the USA, we took the final investment decision for the Stones deep-water project (Shell interest 100%) in the Gulf of Mexico. The first phase of development has an expected peak production of 50 thousand boe/d.

We continued to divest selected Upstream assets during 2013, including a 5% interest in the Prelude FLNG project in Australia to CPC Corporation, reducing Shell’s interest in the project to 67.5%.

In January 2014, we agreed the sale of our 8% interest in the Wheatstone-Iago joint venture and our 6.4% interest in the 8.9 mtpa Wheatstone LNG project, both in Australia, to the Kuwait Foreign Petroleum Exploration Company.

In Upstream Americas’ tight-gas and liquids-rich shale, insights from ongoing exploration and appraisal drilling results and production information, and Shell’s ongoing restructuring of this portfolio, could potentially lead to future asset sales and/or impairments.

We have launched a strategic portfolio review in Nigeria, regarding the potential exit from interests we hold in some onshore leases in the eastern Niger Delta, subject to partner and regulatory approvals.

AVAILABLE-FOR-SALE PRODUCTION

In 2013, production was 3,199 thousand boe/d compared with 3,262 thousand boe/d in 2012. Liquids production was down 6% and gas production increased by 2% compared with 2012.

Production in 2013 was positively impacted by new field start-ups and the continuing ramp-up of existing projects, including the first full year of production from the Pearl GTL plant, the ramp-up of multiple projects in Malaysia, first commercial production in the Majnoon field in Iraq, and start-ups such as the BC-10 Phase 2 project in Brazil and the North Rankin Redevelopment project in Australia.

These factors were more than offset by field declines, the impact of the challenging operating environment in Nigeria, and an increase in maintenance and asset replacement activities.

In February 2014, we started production from the Mars B development through the Olympus platform (Shell interest 71.5%), our seventh, and largest, floating deep-water platform in the Gulf of Mexico.

PROVED RESERVES

Shell subsidiaries’ and the Shell share of joint ventures and associates’ estimated net proved oil and gas reserves are summarised later in this Upstream section and set out in more detail in “Supplementary information – oil and gas (unaudited)”. The impact in 2013 of the reclassification of certain entities, consistent with the change in their accounting treatment as a result of the adoption of IFRS 11 Joint Arrangements (see Note 1 to the “Consolidated Financial Statements”), is provided separately; this had no impact on proved reserves in total. The changes in proved reserves described below for Shell subsidiaries and for the Shell share of joint ventures and associates respectively exclude the effect of this reclassification.

25	SHELL ANNUAL REPORT AND FORM 20-F 2013	UPSTREAM

In 2013, Shell added 1,577 million boe of proved reserves before taking production into account, of which 1,445 million boe came from Shell subsidiaries and 132 million boe from the Shell share of joint ventures and associates.

The change in the yearly average commodity prices between 2012 and 2013 resulted in a net positive impact on the proved reserves of 48 million boe.

Shell subsidiaries

Before taking production into account, Shell subsidiaries added 1,445 million boe of proved reserves in 2013. This comprised 932 million barrels of oil and natural gas liquids and 513 million boe (2,973 thousand million scf) of natural gas. Of the 1,445 million boe: 657 million boe were from the net effects of revisions and reclassifications; 440 million boe were from improved recovery; 304 million boe came from extensions and discoveries; and a net increase of 44 million boe related to purchases and sales.

After taking into account production of 878 million boe (of which 28 million boe were consumed in operations), Shell subsidiaries’ proved reserves increased by 567 million boe in 2013.

Shell subsidiaries’ proved developed reserves decreased by 24 million boe to 6,790 million boe, while proved undeveloped reserves increased by 591 million boe to 4,046 million boe.

The total addition of 1,445 million boe before taking production into account included a net positive impact from commodity price changes of 48 million boe of proved reserves.

SYNTHETIC CRUDE OIL

Of the 1,577 million boe added to proved reserves, 16 million barrels were synthetic crude oil. In 2013, we had synthetic crude oil production of 48 million barrels of which 2 million barrels were consumed in operations. At December 31, 2013, we had synthetic crude oil proved reserves of 1,731 million barrels, of which 1,299 million barrels were proved developed reserves and 432 million barrels were proved undeveloped reserves.

BITUMEN

Of the 1,577 million boe added to proved reserves, 380 million barrels were bitumen. The addition of 380 million barrels comprised a decrease of 30 million barrels from net effects of revisions and reclassifications, and an addition of 410 million barrels from improved recovery. After taking into account production of 7 million barrels, bitumen proved reserves were 422 million barrels at December 31, 2013.

Shell share of joint ventures and associates

Before taking production into account, there was an increase of 132 million boe in the Shell share of joint ventures and associates’ proved reserves in 2013. This comprised 57 million barrels of oil and natural gas liquids and 75 million boe (437 thousand million scf) of natural gas. Of the 132 million boe, 130 million boe came from the net effects of revisions and reclassifications, and 2 million boe came from extensions and discoveries.

After taking into account production of 329 million boe (of which 11 million boe were consumed in operations), the Shell share of joint ventures and associates’ proved reserves decreased by 197 million boe in 2013.

The Shell share of joint ventures and associates’ proved developed reserves decreased by 149 million boe to 2,542 million boe, and proved undeveloped reserves decreased by 48 million boe to 567 million boe.

The total addition of 132 million boe before taking production into account was not impacted by commodity price changes.

Proved undeveloped reserves

In 2013, Shell subsidiaries’ and Shell share of joint ventures and associates’ proved undeveloped reserves (PUD) increased by 543 million boe to 4,613 million boe; in addition 107 million boe of new proved undeveloped reserves in 2013 were matured to proved developed reserves. During 2013, Shell spent $17 billion on development activities related to PUD maturation.

Proved undeveloped reserves held for five years or more (PUD5+) at December 31, 2013, were 826 million boe, a decrease of 186 million boe compared with the end of 2012. These proved reserves remain undeveloped because development either: requires the installation of gas compression and the drilling of additional gas wells, which will be executed when required to support existing gas delivery commitments (in the Netherlands, Norway, the Philippines, Russia); requires gas cap blow-down which is awaiting end-of-oil production (in Nigeria); is part of ongoing onshore oil and gas development (in the USA); is part of water-injection project execution that is still in progress (in the Gulf of Mexico); or will take longer than five years because of the complexity and scale of the project (in countries such as Kazakhstan). Most of the PUD5+ are held in locations where Shell has a proven track record of developing similar major projects or where project execution is ongoing but is taking longer than expected.

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

In the period 2014 to 2016, Shell is contractually committed to deliver to third parties and joint ventures and associates a total of approximately 4,400 thousand million scf of natural gas from Shell subsidiaries, joint ventures and associates. The sales contracts contain a mixture of fixed and variable pricing formulae that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery.

The shortfall between Shell’s delivery commitments and its proved developed reserves is estimated at 24% of Shell’s total gas delivery commitments. This shortfall is expected to be met through the development of proved undeveloped reserves as well as new projects and purchases on the spot market.

EXPLORATION

While 2013 included some disappointing exploration results, Shell did participate in nine notable exploration discoveries and appraisals. An increase in exploration activity has contributed to an increase in dry holes, which more than doubled from 2012 to 2013. Accordingly, exploration expenses increased by 70% over the same period, primarily in North and South America.

In 2013, Shell participated in 263 productive exploratory wells with proved reserves allocated (Shell share: 200 wells). For further information, see “Supplementary information – oil and gas (unaudited) – Acreage and wells”.

In 2013, Shell participated in a further 273 wells (Shell share: 205 wells) that remained pending determination at December 31, 2013.

In total, Shell added net 3,700 square kilometres of acreage to its exploration portfolio, comprising acreage increases of 78,800 square

26	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

UPSTREAM CONTINUED

kilometres with notable (over 10,000 square kilometres) increases in

Australia and Canada, and reductions of 75,100 square kilometres with notable reductions in Brazil and Libya due to relinquishments and exits respectively.

BUSINESS AND PROPERTY

Shell subsidiaries, joint ventures and associates are involved in all aspects of upstream activities, including matters such as land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange.

The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases outside North America the legal agreements are generally granted by or entered into with a government, government entity or government-run oil and gas company, and the exploration risk usually rests with the independent oil and gas company. In North America these agreements may also be with private parties that own mineral rights. Of these agreements, the following are most relevant to Shell’s interests:

■	Licences (or concessions), which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities, and is responsible for financing these activities. In principle, the licence holder is entitled to the totality of production less any royalties in kind. The government, government entity or government-run oil and gas company may sometimes enter as a participant in a joint arrangement sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases, the government entity, government-run oil and gas company or agency has an option to purchase a certain share of production.
■	Lease agreements, which are typically used in North America and are usually governed by similar terms as licences. Participants may include governments or private entities, and royalties are either paid in cash or in kind.
■	Production-sharing contracts (PSCs) entered into with a government, government entity or government-run oil and gas company. PSCs generally oblige the independent oil and gas company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually, this share consists of a fixed or variable part that is reserved for the recovery of the contractor’s cost (cost oil). The remaining production is split with the government, government entity or government-run oil and gas company on a fixed or volume/revenue-dependent basis. In some cases, the government, government entity or government-run oil and gas company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture, or on a field-by-field basis. Additionally, as the price of oil or gas increases above certain predetermined levels, the independent oil and gas company’s entitlement share of production normally decreases, and vice versa. Accordingly, its interest in a project may not be the same as its entitlement.

Europe

DENMARK

We hold a non-operating interest in a producing concession in Denmark (Shell interest 36.8%), which was granted in 1962 and will expire in 2042. The Danish government is one of our partners with a 20% interest.

IRELAND

We are the operator of the Corrib Gas project (Shell interest 45%), which is currently at an advanced stage of construction. Its four kilometre onshore gas pipeline has been installed, while construction of a 4.9 kilometre tunnel under Sruwaddacon Bay is progressing. Corrib has the potential to supply a significant proportion of the country’s natural gas requirement.

ITALY

We hold two non-operating interests in Italy: the Val d’Agri producing concession (Shell interest 39.23%) and the Tempa Rossa concession (Shell interest 25%). The Tempa Rossa field is under development by the operator, Total, and first oil is currently expected in late 2016.

NETHERLANDS

Shell and ExxonMobil are 50:50 shareholders in Nederlandse Aardolie Maatschappij B.V. (NAM), the largest hydrocarbon producer in the Netherlands. An important part of NAM’s gas production comes from the onshore Groningen gas field, in which the Dutch government has a 40% interest and NAM a 60% interest. NAM also has a 60% interest in the Schoonebeek oil field, which has been redeveloped using enhanced oil recovery technology. NAM also operates a significant number of other onshore gas fields and offshore gas fields in the North Sea. It is expected that, later in 2014, the Minister of Economic Affairs of the Netherlands will formally approve NAM’s production plan for the Groningen field. It would cap production in 2014 at 42.5 billion cubic metres, in an effort to diminish the potential for seismic activity.

NORWAY

We are a partner in more than 20 production licences on the Norwegian continental shelf. We are the operator in six of these, of which two are producing: the Ormen Lange gas field (Shell interest 17.8%) and the Draugen oil field (Shell interest 44.6%). The other producing fields are the Troll, Gjøa and Kvitebjørn fields.

UK

We operate a significant number of our interests on the UK Continental Shelf on behalf of a 50:50 joint arrangement with ExxonMobil. Most of our UK oil and gas production comes from the North Sea. We hold various non-operated interests in the Atlantic Margin area, principally in the West of Shetlands area. We also have interests in the non-operated Schiehallion field (Shell interest 55%), and in the Beryl area fields, with interests ranging from 20% to 49%.

REST OF EUROPE

Shell also has interests in Albania, Austria, Germany, Greece, Greenland, Hungary, Slovakia, Spain and Ukraine.

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

We are the operator for the Block A concession (Shell interest 53.9%), which is under exploration and development, and also operator for exploration Block Q (Shell interest 50%). We have a 35% non-operating interest in the Block B concession, where gas and condensate are produced from the Maharaja Lela Field. In addition, we have non-operating interests in deep-water exploration Block CA-2 (Shell interest 12.5%) and in exploration Block N (Shell interest 50%), both under PSCs.

CHINA

We operate the onshore Changbei tight-gas field under a PSC with China National Petroleum Corporation (CNPC). The PSC includes the development of tight gas in different geological layers of the block.

27	SHELL ANNUAL REPORT AND FORM 20-F 2013	UPSTREAM

In Sichuan, Shell and CNPC have agreed to appraise, develop and produce tight gas in the Jinqiu block under a PSC (Shell interest 49%) and have a PSC for shale-gas exploration, development and production in the Fushun Yongchuan block (Shell interest 49%). Shell is also a party to the Zitong PSC for tight-gas exploration, development and production (Shell interest 44.1%).

We have also agreed with Chinese National Offshore Oil Corporation to appraise and potentially develop three offshore oil and gas blocks in the Yinggehai Basin, each under a PSC (Shell interest 49%).

INDONESIA

We have a participating interest in the offshore Masela block where INPEX Masela is the operator. During 2013, we increased our interest from 30% to 35%. The Masela block contains the Abadi gas field. The operator has selected a FLNG concept for the field’s first development phase.

IRAN

Shell transactions with Iran are disclosed separately. See “Section 13(r) of the US Securities Exchange Act of 1934 Disclosure”.

IRAQ

We have a 45% interest in the Majnoon oil field that we operate under a technical service contract that expires in 2030. The other Majnoon shareholders are PETRONAS (30%) and the Iraqi government (25%), which is represented by the Missan Oil Company. Majnoon is located in southern Iraq and is one of the world’s largest oil fields. In 2013, we successfully restarted production and Majnoon has reached the milestone of first commercial production of 175 thousand b/d, which triggers the commencement of cost recovery. We also have a 15% interest in the West Qurna 1 field. According to the provisions of both contracts, Shell’s equity entitlement volumes will be lower than the Shell interest implies.

In 2013, the Basrah Gas Company, a joint venture between Shell (44%), South Gas Company (51%) and Mitsubishi Corporation (5%) officially started operations. The Basrah Gas Company gathers, treats and processes raw gas produced from the Rumaila, West Qurna 1 and Zubair fields that was previously being flared. The processed natural gas and associated products, such as condensate and liquefied petroleum gas (LPG), will be sold primarily to the domestic market with the potential to export any surplus.

KAZAKHSTAN

We have a 16.8% interest in the offshore Kashagan field, where the North Caspian Operating Company is the operator. This shallow-water field covers an area of approximately 3,400 square kilometres. Phase 1 development of the field is expected to lead to plateau production of approximately 300 thousand boe/d, increasing further with additional phases of development. After the start of production from the Kashagan field in September 2013, operations had to be stopped in October due to gas leaks from the sour gas pipeline. Investigations and repair activities are ongoing.

We have an interest of 55% in the Pearls PSC, covering an area of approximately 900 square kilometres in the Kazakh sector of the Caspian Sea. It includes two oil discoveries (Auezov and Khazar) and several exploration prospects.

MALAYSIA

We explore for and produce oil and gas located offshore Sabah and Sarawak under 19 PSCs, in which our interests range from 20% to 85%.

Offshore Sabah, we operate four producing oil fields (Shell interest 50%). We also have additional interests ranging from 30% to 50% in PSCs for the exploration and development of five deep-water blocks.

These include the Gumusut-Kakap deep-water field (Shell interest 33%) and the Malikai field (Shell interest 35%). Both these fields are currently being developed with Shell as the operator. We began early production from Gumusut-Kakap in November 2012, by connecting two wells to the Kikeh production facility, which is operated by Murphy Sabah Oil. Production from Gumusut-Kakap via a dedicated floating production system is expected to commence during 2014. We also have a 21% interest in the Siakap North-Petai field, a 30% interest in the Kebabangan field and a 30% interest in offshore exploration PSC, SB311.

Offshore Sarawak, we are the operator of 17 producing gas fields (Shell interests ranging from 37.5% to 70%). Nearly all of the gas produced is supplied to Malaysia LNG in Bintulu where we have a 15% interest in each of the Dua and Tiga LNG plants. We also have a 40% interest in the 2011 Baram Delta EOR PSC and a 50% interest in Block SK-307. Additionally, we have interests in five exploration PSCs: Deepwater Block 2B, SK318, SK319, SK408 and SK320.

We operate a GTL plant (Shell interest 72%) adjacent to the Malaysia LNG facilities in Bintulu. Using Shell technology, the plant converts natural gas into high-quality middle distillates, drilling fluids, waxes and speciality products.

OMAN

We have a 34% interest in Petroleum Development Oman (PDO); the Omani government has a 60% interest. PDO is the operator of more than 160 oil fields, mainly located in central and southern Oman over an area of around 114,000 square kilometres. The concession expires in 2044. During 2013, the Amal Steam enhanced oil recovery project was brought on stream. The project is expected to ramp up over a number of years and produce some 20 thousand b/d of oil at peak production.

We are also participating in the Mukhaizna oil field (Shell interest 17%) where steam flooding, an enhanced oil recovery method, is being applied on a large scale.

We have a 30% interest in Oman LNG, which mainly supplies Asian markets under long-term contracts. We also have an 11% indirect interest in Qalhat LNG, another Oman-based LNG facility.

QATAR

Pearl in Qatar is the world’s largest GTL plant. Shell operates the plant under a development and production-sharing contract with the government of Qatar. The fully integrated facility includes production, transport and processing of approximately 1.6 billion scf/d of well-head gas from Qatar’s North Field with installed capacity of about 140 thousand boe/d of high-quality liquid hydrocarbon products and 120 thousand boe/d of NGL and ethane. We have a 30% interest in Qatargas 4, which comprises integrated facilities to produce approximately 1.4 billion scf/d of natural gas from Qatar’s North Field, an onshore gas-processing facility and an LNG train with a collective production capacity of 7.8 mtpa of LNG and 70 thousand boe/d of NGL. The LNG is shipped mainly to markets in China, Europe and the United Arab Emirates.

We are the operator of Block D under the terms of an exploration and production-sharing contract with Qatar Petroleum, which represents the national government. We have a 75% interest, with PetroChina holding the remaining 25% interest.

RUSSIA

We have a 27.5% interest in Sakhalin-2, one of the world’s largest integrated oil and gas projects. Located in a subarctic environment, the project produced approximately 320 thousand boe/d and more than 10 million tonnes of LNG in 2013.

We have a 50% interest in the Salym fields in western Siberia, where production was approximately 145 thousand boe/d in 2013.

28	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

UPSTREAM CONTINUED

We also have a 100% interest in three exploration and production licences. They are for the Barun-Yustinsky block in Kalmykia, and the Arkatoitsky and Lenzitsky blocks in the Yamalo Nenets Autonomous District. We also have an exploration licence in the North-Vorkutinsky area in the Komi Republic. In 2013, we returned the East Talotinskiy licence in the Nenets Autonomous District to the government.

UNITED ARAB EMIRATES

In Abu Dhabi, we held a concessionary interest of 9.5% in the oil and gas operations run by Abu Dhabi Company for Onshore Oil Operations (ADCO) from 1939 to January 2014, when the licence expired. We also have a 15% interest in the licence of Abu Dhabi Gas Industries Limited (GASCO), which expires in 2028. GASCO exports propane, butane and heavier-liquid hydrocarbons, which it extracts from the wet natural gas associated with the oil produced by ADCO.

In 2013, we were chosen by the Abu Dhabi National Oil Company (ADNOC) to participate in a 30-year joint venture to potentially develop the Bab sour gas reservoirs in Abu Dhabi (Shell interest 40%). Shell and ADNOC are currently in a period of commercial and technical work that may lead to development, subject to the signing of the respective joint-venture agreements. It is intended that the joint venture will be the operator, and that the gas will supply the local market in the United Arab Emirates.

REST OF ASIA

Shell also has interests in India, Japan, Jordan, the Philippines, Saudi Arabia, Singapore, South Korea, and Turkey. We suspended all exploration and production activities in Syria in December 2011.

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

Woodside is the operator of the Pluto LNG project. Woodside is also the operator on behalf of six joint-venture participants in the NWS gas, condensate and oil fields, which produced more than 470 thousand boe/d in 2013. Shell provides technical support for the NWS development.

We have a 50% interest in Arrow Energy Holdings Pty Limited (Arrow), a Queensland-based joint venture with PetroChina. Arrow owns coalbed methane assets, a domestic power business and the site for a potential LNG plant on Curtis Island, near Gladstone.

We have a 25% interest in the Gorgon LNG project, which involves the development of some of the largest gas discoveries to date in Australia, beginning with the offshore Gorgon (Shell interest 25%) and Jansz-lo (Shell interest 19.3%) fields. It includes the construction of a 15.3 mtpa LNG plant on Barrow Island.

We are the operator of a permit in the Browse Basin in which two separate gas fields were found: Prelude in 2007, and Concerto in 2009. We are developing these fields on the basis of our FLNG technology. The Prelude FLNG project is expected to produce about 110 thousand boe/d of natural gas and NGL, delivering approximately 3.6 mtpa of LNG, 1.3 mtpa of condensate and 0.4 mtpa of LPG. During 2013, construction of the Prelude FLNG project continued and we completed the sale of a 5% interest to CPC Corporation, reducing our interest to 67.5%.

We are also a partner in the Browse joint ventures (Shell interests ranging from 25% to 35%) covering the Brecknock, Calliance and Torosa gas fields. In 2013, the Browse joint venture selected Shell’s FLNG technology to progress to the basis of design phase of the project.

Our other interests include: a joint venture with Shell as the operator of the Crux gas and condensate field (Shell interest 82%); the Shell operated AC/P41 block (Shell interest 75%); and the Sunrise gas field in the Timor Sea (Shell interest 26.6%). We agreed to sell our interest in the Wheatstone LNG project in January 2014.

We are a partner in both Shell-operated and other, non-operated, exploration joint ventures in multiple basins including the Bonaparte, Exmouth Plateau, Greater Gorgon, Outer Canning and South Exmouth.

REST OF OCEANIA

Shell also has interests in New Zealand.

Africa

NIGERIA

Shell’s share of production, onshore and offshore, in Nigeria was approximately 265 thousand boe/d in 2013, compared with approximately 365 thousand boe/d in 2012. Security issues and crude oil theft in the Niger Delta continued to be significant challenges in 2013.

Onshore

The Shell Petroleum Development Company of Nigeria Ltd (SPDC) is the operator of a joint arrangement (Shell interest 30%) that holds more than 25 Niger Delta onshore oil mining leases (OMLs), which expire in 2019. To provide funding, modified carry agreements are in place for certain key projects, and are being reimbursed. Further new carry agreements with the Nigerian National Petroleum Corporation were put in place during 2013.

SPDC supplies gas to Nigeria LNG Ltd (NLNG) mainly through its Gbaran-Ubie and Soku projects. During 2013, force majeure was declared on several occasions, mainly related to security issues, sabotage and crude oil theft incidents. This reduced onshore oil and gas production significantly, and impacted gas supplies to NLNG. SPDC is undertaking a strategic review of its interests in the eastern Niger Delta that may lead to the divestment of certain leases.

Offshore

Our main offshore deep-water activities are carried out by Shell Nigeria Exploration and Production Company (SNEPCO, Shell interest 100%) which holds interests in four deep-water blocks. SNEPCO operates OMLs 118 (including the Bonga field) and 135 (Bolia) holding a 55% interest in each, and holds a 43.75% interest in OML 133 (Erha) and a 50% interest in oil production lease (OPL) 245 (Zabazaba). Deep-water offshore activities are typically governed through PSCs.

SPDC also holds an interest in six shallow-water offshore leases, of which five expired on November 30, 2008. However, SPDC satisfied all the requirements of the Nigerian Petroleum Act to be entitled to an extension. Currently, the status quo is maintained following a court order issued on November 26, 2008. SPDC is pursuing a negotiated solution with the federal government of Nigeria. Production from the EA field, in one of the disputed leases, continued throughout 2013.

Liquefied natural gas

Shell has a 25.6% interest in NLNG, which operates six LNG trains with a total capacity of 22.0 mtpa. In 2013, LNG production was

29	SHELL ANNUAL REPORT AND FORM 20-F 2013	UPSTREAM

lower than in 2012 because of gas supply constraints and the impact of a blockade of NLNG export facilities by the Nigerian Maritime Administration and Safety Agency (NIMASA).

REST OF AFRICA

Shell also has interests in Benin, Egypt, Gabon, Ghana, Namibia, Somalia, South Africa, Tanzania and Tunisia.

North America

CANADA

We hold more than 2,100 mineral leases in Canada, mainly in Alberta and British Columbia. We produce and market natural gas, NGL, synthetic crude oil and bitumen. In addition, we hold significant exploration acreage offshore. Bitumen is a very heavy crude oil produced through conventional methods as well as through enhanced oil recovery methods. Synthetic crude oil is produced by mining bitumen-saturated sands, extracting the bitumen from the sands, and transporting it to a processing facility where hydrogen is added to produce a wide range of feedstocks for refineries.

Gas and liquids-rich shale

We continued to develop fields in Alberta and British Columbia during 2013 through drilling programmes and investment in infrastructure to facilitate new production. We own and operate four natural gas processing and sulphur-extraction plants in Alberta.

Synthetic crude oil

We operate the Athabasca Oil Sands Project (AOSP) in north-east Alberta as part of a joint arrangement (Shell interest 60%). The bitumen is transported by pipeline for processing at the Scotford Upgrader, which is also operated by Shell and located in the Edmonton area. In 2013, the first phase of the AOSP debottlenecking project came online, adding an additional 10 thousand boe/d of capacity at peak production. The Quest carbon capture and storage project (Shell interest 60%), which is expected to capture and permanently store more than 1 mtpa of CO2 from the Scotford Upgrader, is currently under construction and is expected to start operation towards the end of 2015.

Shell also holds a number of other minable oil sands leases in the Athabasca region with expiry dates ranging from 2018 to 2025. By completing a certain minimum level of development prior to their expiry, leases may be extended.

Bitumen

We produce and market bitumen in the Peace River area of Alberta, and have a steam-assisted gravity drainage project in operation near Cold Lake, Alberta. Additional heavy oil resources and advanced recovery technologies are under evaluation on approximately 1,200 square kilometres in the Grosmont oil sands area, also in northern Alberta. During 2013, we announced our final investment decision to proceed with our Carmon Creek project (Shell interest 100%), an in-situ project that is expected to produce up to 80 thousand boe/d.

Offshore

We have a 31.3% interest in the Sable Offshore Energy project, a natural-gas complex offshore eastern Canada. We also have a 100% operating interest in frontier deep-water acreage offshore Nova Scotia and Newfoundland, and a number of exploration licences off the west coast of British Columbia and in the Mackenzie Delta in the Northwest Territories.

USA

We produce oil and gas in the Gulf of Mexico, heavy oil in California and primarily tight gas and liquid hydrocarbons in Louisiana, Pennsylvania, Texas and Wyoming. The majority of our oil and gas production interests are acquired under leases granted by the owner of the minerals underlying the relevant acreage, including many leases for federal onshore and offshore tracts. Such leases usually run on an initial fixed term that is automatically extended by the establishment of production for as long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).

Gulf of Mexico

The Gulf of Mexico is the major production area in the USA, and accounts for almost 50% of Shell’s oil and gas production in the country. We have an interest in approximately 450 federal offshore leases in the Gulf of Mexico. Our share of production in the Gulf of Mexico averaged almost 180 thousand boe/d in 2013. Key producing assets are Auger, Brutus, Enchilada, Mars, NaKika, Perdido, Ram-Powell and Ursa.

We continued to grow our presence in the Gulf of Mexico in 2013, adding three drilling rigs to our contracted offshore fleet. We also secured 36 blocks in the central and western lease sales in 2013.

Onshore

We have significant holdings of tight-gas and liquids-rich shale acreage including in the Marcellus shale, centred on Pennsylvania in north-east USA, the Eagle Ford shale formation in south Texas, the Delaware Permian Basin in west Texas, the Sand Wash Basin and Niobrara Shale in north-west Colorado, as well as the Mississippi Lime in Kansas.

In recent years, we have invested significant amounts in our tight-gas and liquids-rich shale portfolio. There is still a significant amount of drilling that must be conducted in certain properties. If future well results do not meet our expectations, there could be additional asset sales and/or impairments. Additionally, management will continue to review the strategic fit of our tight-gas and liquids-rich shale assets. Depending on the outcome of that review and future capital allocation to these properties, additional asset sales and/or impairments could also occur.

California

We have a 51.8% interest in Aera Energy LLC (Aera), which holds assets in the San Joaquin Valley and Los Angeles Basin areas of southern California. Aera operates more than 15,000 wells, producing approximately 130 thousand boe/d of heavy oil and gas.

Alaska

We hold more than 410 federal leases for exploration in the Beaufort and Chukchi seas in Alaska. As a result of the grounding of the Kulluk drilling rig at the end of 2012, exploration drilling in 2013 was deferred. We have made the decision to dispose of the Kulluk and contracted a replacement rig. An impairment charge was recognised in 2013. A recent US Ninth Circuit Court decision against the Department of the Interior raises obstacles to our plans for drilling offshore Alaska. As a result, we have decided to suspend our exploration programme for Alaska for 2014, and we will continue to review the situation as we develop our plans for 2015.

REST OF NORTH AMERICA

Shell also has interests in Mexico.

South America

BRAZIL

We are the operator of several producing fields offshore Brazil. They include the Bijupirá and Salema fields (Shell interest 80%) and the BC-10 field (Shell interest 73%). We started production from the BC-10 Phase 2 project in October 2013, which aims to deliver peak production of 35 thousand boe/d. In 2013, we exercised our pre-emptive rights to acquire an additional 23% in the BC-10 project, and

30	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

UPSTREAM CONTINUED

in January 2014 we agreed to sell a 23% interest to Qatar Petroleum International, which would return our interest to 50%, subject to completion. We also operate one offshore exploration block in the Santos Basin, BMS-54 (Shell interest 80%). We have interests in two offshore exploration blocks in the Espirito Santo basins, BMES-23 (Shell interest 20%) and BMES-27 (Shell interest 17.5%). We also operate one block in the São Francisco onshore basin area.

We also have an 18% interest in Brazil Companhia de Gas de São Paulo (Comgás), a natural gas distribution company in the state of São Paulo.

In 2013, a consortium of companies in which Shell holds a 20% interest won a 35-year PSC to develop the Libra pre-salt oil discovery located in the Santos Basin.

REST OF SOUTH AMERICA

Shell also has interests in Argentina, Colombia, French Guiana, Guyana, Peru, Trinidad and Tobago, and Venezuela.

Trading

We market a portion of our share of equity production of LNG and also trade LNG volumes around the world through our hubs in Dubai, the Netherlands and Singapore. We also market and trade natural gas, power and emission rights in the Americas and Europe.

31	SHELL ANNUAL REPORT AND FORM 20-F 2013	UPSTREAM

SUMMARY OF PROVED OIL AND GAS RESERVES OF SHELL SUBSIDIARIES AND SHELL SHARE OF JOINT VENTURES AND ASSOCIATES [A] (AT DECEMBER 31, 2013)	BASED ON AVERAGE PRICES FOR 2013

	Oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Bitumen (million barrels)	Total all products (million boe)	[B]
Proved developed
Europe	418	10,798	–	–	2,280
Asia	1,258	14,026	–	–	3,676
Oceania	71	2,427	–	–	489
Africa	453	946	–	–	616
North America
USA	440	1,492	–	–	697
Canada	21	908	1,299	13	1,490
South America	74	52	–	–	83
Total proved developed	2,735	30,649	1,299	13	9,331
Proved undeveloped
Europe	380	2,477	–	–	807
Asia	466	2,135	–	–	834
Oceania	92	4,574	–	–	881
Africa	198	1,311	–	–	424
North America
USA	551	707	–	–	673
Canada	8	592	432	409	951
South America	38	28	–	–	43
Total proved undeveloped	1,733	11,824	432	409	4,613
Total proved developed and undeveloped
Europe	798	13,275	–	–	3,087
Asia	1,724	16,161	–	–	4,510
Oceania	163	7,001	–	–	1,370
Africa	651	2,257	–	–	1,040
North America
USA	991	2,199	–	–	1,370
Canada	29	1,500	1,731	422	2,441
South America	112	80	–	–	126
Total	4,468	42,473	1,731	422	13,944

[A] Includes 12 million boe of reserves attributable to non-controlling interest in Shell subsidiaries.

[B] Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

32	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

UPSTREAM CONTINUED

LOCATION OF OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES [A] (AT DECEMBER 31, 2013)
		Exploration		Development and/or production		Shell operator	[B]
Europe
Albania	■
Denmark	■		■
Germany	■		■
Greenland	■				■
Ireland			■		■
Italy			■
Netherlands	■		■		■
Norway	■		■		■
UK	■		■		■
Ukraine	■				■
Asia [C]
Brunei	■		■		■
China	■		■		■
Indonesia	■		■
Iraq	■		■		■
Jordan	■				■
Kazakhstan	■		■
Malaysia	■		■		■
Oman	■		■
Philippines	■		■		■
Qatar	■		■		■
Russia	■		■		■
Saudi Arabia	■
Turkey	■				■
United Arab Emirates			■
Oceania
Australia	■		■		■
New Zealand	■		■		■
Africa
Benin	■
Egypt	■		■
Gabon	■		■		■
Nigeria	■		■		■
South Africa	■				■
Tanzania	■
Tunisia	■				■
North America
USA	■		■		■
Canada	■		■		■
South America
Argentina	■		■
Brazil	■		■		■
Colombia	■				■
French Guiana	■				■
Guyana	■
Venezuela			■

[A] Includes joint ventures and associates. Where a joint venture or associate has properties outside its base country, those properties are not shown in this table.

[B] In several countries where “Shell operator” is indicated, Shell is the operator of some but not all exploration and/or production ventures.

[C] Shell suspended all exploration and production activities in Syria in December 2011.

CAPITAL EXPENDITURE ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES AND EXPLORATION EXPENSE OF SHELL SUBSIDIARIES BY GEOGRAPHICAL AREA [A]	$ MILLION

	2013	2012	2011
Europe [B]	4,748	3,226	1,932
Asia	5,187	3,412	4,319
Oceania	5,832	5,534	3,349
Africa	2,639	2,277	1,701
North America – USA	9,118	11,344	6,445
North America – Canada	3,258	3,424	2,888
South America	3,676	907	487
Total	34,458	30,124	21,121

[A] Capital expenditure is the cost of acquiring property, plant and equipment for exploration and production activities, and – under the successful efforts method of accounting for exploration costs – includes exploration drilling costs capitalised pending determination of commercial reserves. See Note 2 to the “Consolidated Financial Statements”. Exploration expense is the cost of geological and geophysical surveys and of other exploratory work charged to income as incurred. Exploration expense excludes depreciation and release of cumulative currency translation differences.

[B] Includes Greenland. Capital expenditure and exploration expense for 2012 and 2011 have been reclassified from North America.

33	SHELL ANNUAL REPORT AND FORM 20-F 2013	UPSTREAM

AVERAGE REALISED PRICE BY GEOGRAPHICAL AREA

OIL AND NATURAL GAS LIQUIDS								$/BARREL
	2013			2012			2011
	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	105.23	99.27		108.13	104.60		106.77	103.97
Asia	96.46	70.34		107.76	67.33		103.73	62.81
Oceania	90.50	91.91	[A]	91.62	90.14	[A]	92.38	99.74	[A]
Africa	110.14	–		112.45	–		111.70	–
North America – USA	101.00	–		103.59	110.00		104.93	109.49
North America – Canada	63.14	–		68.31	–		70.72	–
South America	97.17	94.01		100.01	97.33		100.44	97.76
Total	100.42	72.69		107.15	76.01		105.74	73.01

[A] Includes Shell’s ownership of 23% of Woodside Petroleum Ltd as from April 2012 (previously: 24%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

NATURAL GAS							$/THOUSAND SCF
	2013			2012			2011
	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	10.29	9.17		9.48	9.64		9.40	8.58
Asia	4.51	10.73		4.81	10.13		4.83	8.37
Oceania	11.55	9.45	[A]	11.14	9.48	[A]	9.95	10.09	[A]
Africa	2.84	–		2.74	–		2.32	–
North America – USA	3.92	–		3.17	7.88		4.54	8.91
North America – Canada	3.26	–		2.36	–		3.64	–
South America	2.91	0.42		2.63	1.04		2.81	0.99
Total	5.85	9.72		5.53	9.81		5.92	8.58

[A] Includes Shell’s ownership of 23% of Woodside Petroleum Ltd as from April 2012 (previously: 24%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

SYNTHETIC CRUDE OIL			$/BARREL
	2013	2012	2011
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	87.24	81.46	91.32

BITUMEN			$/BARREL
	2013	2012	2011
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	67.40	68.97	76.28

34	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

UPSTREAM CONTINUED

AVERAGE PRODUCTION COST BY GEOGRAPHICAL AREA

OIL, NATURAL GAS LIQUIDS AND NATURAL GAS [A]							$/BOE
	2013			2012			2011
	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	17.66	3.57		14.50	3.56		12.17	3.12
Asia	6.52	5.74		7.53	4.71		6.92	4.60
Oceania	11.55	13.17	[B]	9.06	16.97	[B]	8.50	14.46	[B]
Africa	14.43	–		9.52	–		8.45	–
North America – USA	21.57	–		20.09	18.24		17.91	17.63
North America – Canada	22.20	–		19.47	–		18.12	–
South America	37.72	16.96		16.36	11.01		12.50	12.25
Total	14.35	5.52		12.47	6.05		11.00	5.60

[A] Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

[B] Includes Shell’s ownership of 23% of Woodside Petroleum Ltd as from April 2012 (previously: 24%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

SYNTHETIC CRUDE OIL			$/BARREL
	2013	2012	2011
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	38.22	40.40	46.19

BITUMEN			$/BARREL
	2013	2012	2011
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	23.03	24.11	31.81

35	SHELL ANNUAL REPORT AND FORM 20-F 2013	UPSTREAM

OIL AND GAS PRODUCTION (AVAILABLE FOR SALE)

CRUDE OIL AND NATURAL GAS LIQUIDS [A]	THOUSAND B/D

	2013		2012		2011
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Denmark	57	–	73	–	88	–
Italy	33	–	39	–	35	–
Norway	40	–	40	–	37	–
UK	40	–	60	–	71	–
Other [B]	3	5	3	4	3	5
Total Europe	173	5	215	4	234	5
Asia
Brunei	2	55	2	73	2	76
Iraq	23	–	6	–	4	–
Malaysia	42	–	41	–	40	–
Oman	204	–	205	–	200	–
Russia	69	29	–	104	–	117
United Arab Emirates	–	159	–	145	–	144
Other [B]	68	23	53	23	36	20
Total Asia	408	266	307	345	282	357
Total Oceania	26	13	27	18	30	18
Africa
Gabon	30	–	38	–	44	–
Nigeria	175	–	240	–	262	–
Other [B]	11	–	12	–	20	–
Total Africa	216	–	290	–	326	–
North America
USA	237	–	155	67	141	70
Other [B]	21	–	15	–	18	–
Total North America	258	–	170	67	159	70
South America
Brazil	21	–	34	–	45	–
Other [B]	1	9	1	10	1	9
Total South America	22	9	35	10	46	9
Total	1,103	293	1,044	444	1,077	459

[A] Includes natural gas liquids. Royalty purchases are excluded. Reflects 100% of production attributable to subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.

[B] Comprises countries where 2013 production was lower than 20 thousand b/d or where specific disclosures are prohibited.

36	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

UPSTREAM CONTINUED

NATURAL GAS [A]					MILLION SCF/D
	2013		2012		2011
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Denmark	146	–	202	–	256	–
Germany	200	–	217	–	253	–
Netherlands	–	1,976	–	1,808	–	1,767
Norway	703	–	713	–	618	–
UK	300	–	328	–	403	–
Other [B]	42	–	43	–	41	–
Total Europe	1,391	1,976	1,503	1,808	1,571	1,767
Asia
Brunei	51	451	51	512	52	524
China	164	–	131	–	174	–
Malaysia	655	–	572	–	763	–
Russia	12	347	–	374	–	382
Other [B]	1,036	317	795	317	363	246
Total Asia	1,918	1,115	1,549	1,203	1,352	1,152
Oceania
Australia	344	276	352	243	373	167
New Zealand	168	–	182	–	175	–
Total Oceania	512	276	534	243	548	167
Africa
Egypt	126	–	141	–	133	–
Nigeria	552	–	740	–	707	–
Total Africa	678	–	881	–	840	–
North America
USA	1,081	–	1,062	5	961	6
Canada	635	–	616	–	570	–
Total North America	1,716	–	1,678	5	1,531	6
Total South America	33	1	44	1	51	1
Total	6,248	3,368	6,189	3,260	5,893	3,093

[A] Reflects 100% of production attributable to subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the companies concerned under those contracts.

[B] Comprises countries where 2013 production was lower than 115 million scf/d or where specific disclosures are prohibited.

SYNTHETIC CRUDE OIL			THOUSAND B/D
	2013	2012	2011
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	126	125	115

BITUMEN			THOUSAND B/D
	2013	2012	2011
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	19	20	15

37	SHELL ANNUAL REPORT AND FORM 20-F 2013	UPSTREAM

LNG AND GTL PLANTS AT DECEMBER 31, 2013

LNG LIQUEFACTION PLANTS IN OPERATION

	Location	Shell interest (%)	[A]	100% capacity (mtpa)	[B][C]
Australia North West Shelf	Karratha	21		16.3
Australia Pluto 1	Karratha	21		4.3
Brunei LNG	Lumut	25		7.8
Malaysia LNG (Dua and Tiga) [D]	Bintulu	15		17.3
Nigeria LNG	Bonny	26		22.0
Oman LNG	Sur	30		7.1
Qalhat (Oman) LNG	Sur	11		3.7
Qatargas 4	Ras Laffan	30		7.8
Sakhalin LNG	Prigorodnoye	27.5		9.6

[A] Interest may be held via indirect shareholding.

[ B] As reported by the operator.

[C] In January 2014, we acquired an addition 4.2 mpta (Shell share) of capacity as a result of the acquisition of Repsol S.A.’s LNG portfolio outside of North America.

[D] Our interests in the Dua and Tiga plants are due to expire in 2015 and 2023 respectively.

LNG LIQUEFACTION PLANTS UNDER CONSTRUCTION

	Location	Shell interest (%)	100% capacity (mtpa)
Gorgon	Barrow Island	25	15.3
Prelude	Offshore Australia	67.5	3.6
Wheatstone [A]	Onslow	6.4	8.9

[A] In January 2014, we agreed to divest our interest in Wheatstone.

GTL PLANTS IN OPERATION

	Country	Shell interest (%)	100% capacity (b/d)
Bintulu	Malaysia	72	14,700
Pearl	Qatar	100	140,000

EQUITY LNG SALES VOLUMES

SHELL SHARE OF EQUITY LNG SALES VOLUMES	MILLION TONNES

	2013	2012	2011
Australia	3.7	3.6	3.1
Brunei	1.7	1.7	1.7
Malaysia	2.6	2.5	2.4
Nigeria	4.4	5.1	5.0
Oman	2.0	1.9	2.0
Qatar	2.3	2.4	1.7
Sakhalin	2.9	3.0	2.9
Total	19.6	20.2	18.8

38	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

UPSTREAM CONTINUED

EARNINGS AND CASH FLOW INFORMATION

2013									$ MILLION
						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Other		Total
Revenue	23,144		35,916	3,414	11,007	9,762	8,878	748	92,869
Share of profit of joint ventures and associates	1,469		3,235	111	1,162	1	55	87	6,120
Interest and other income	(123)		572	172	(14)	20	52	(20)	659
Total revenue and other income	24,490		39,723	3,697	12,155	9,783	8,985	815	99,648
Purchases excluding taxes	9,088		9,761	290	1,378	(1,175)	2,989	48	22,379
Production and manufacturing expenses	2,998		4,162	762	1,978	4,588	3,594	389	18,471
Taxes other than income tax	328		1,254	226	963	223	–	85	3,079
Selling, distribution and administrative expenses	993		85	7	1	47	26	35	1,194
Research and development	648		15	–	–	178	106	–	947
Exploration	627		1,082	396	354	1,790	312	717	5,278
Depreciation, depletion and amortisation	1,444		3,114	434	1,293	7,954	2,550	160	16,949
Interest expense	359		76	47	133	210	61	24	910
Income before taxation	8,005		20,174	1,535	6,055	(4,032)	(653)	(643)	30,441
Taxation	4,883		10,977	475	3,100	(1,500)	(203)	71	17,803
Income after taxation	3,122		9,197	1,060	2,955	(2,532)	(450)	(714)	12,638
Net cash from operating activities	5,215		12,834	1,717	5,027	3,775	1,414	132	30,114
Less: working capital movements	1,251		(88)	(929)	1,391	(86)	(346)	119	1,312
Net cash from operating activities excluding working capital movements	3,964		12,922	2,646	3,636	3,861	1,760	13	28,802
[A] Includes Greenland.

2012 [A]									$ MILLION
						North America		South America
	Europe	[B]	Asia	Oceania	Africa	USA	Other		Total
Revenue	26,569		31,438	3,463	14,966	8,657	8,003	1,454	94,550
Share of profit of joint ventures and associates	1,667		3,866	395	950	1,150	25	(52)	8,001
Interest and other income	70		793	2,107	984	569	149	164	4,836
Total revenue and other income	28,306		36,097	5,965	16,900	10,376	8,177	1,566	107,387
Purchases excluding taxes	10,689		8,699	277	1,878	659	2,958	85	25,245
Production and manufacturing expenses	2,651		3,761	834	1,915	3,477	3,434	282	16,354
Taxes other than income tax	350		410	318	1,248	39	–	144	2,509
Selling, distribution and administrative expenses	843		196	4	3	126	19	20	1,211
Research and development	595		16	–	–	135	121	2	869
Exploration	398		460	175	699	802	372	198	3,104
Depreciation, depletion and amortisation	1,583		1,903	306	1,277	3,930	2,072	316	11,387
Interest expense	311		68	34	116	170	53	22	774
Income before taxation	10,886		20,584	4,017	9,764	1,038	(852)	497	45,934
Taxation	6,421		11,205	1,095	5,361	(121)	(408)	137	23,690
Income after taxation	4,465		9,379	2,922	4,403	1,159	(444)	360	22,244
Net cash from operating activities	6,677		11,457	2,107	6,615	4,483	1,047	675	33,061
Less: working capital movements	18		(587)	469	(410)	526	(73)	167	110
Net cash from operating activities excluding working capital movements	6,659		12,044	1,638	7,025	3,957	1,120	508	32,951

[A] Restated for the retrospective application of revised IAS 19 Employee Benefits, adopted with effect from January 1, 2013. See Note 28 to the “Consolidated Financial Statements”.

[B] Includes Greenland. Earnings and cash flow information for 2012 have been reclassified from North America.

39	SHELL ANNUAL REPORT AND FORM 20-F 2013	UPSTREAM

2011 [A]									$ MILLION
						North America		South America
	Europe	[B]	Asia	Oceania	Africa	USA	Other		Total
Revenue	26,263		24,724	3,285	16,567	10,037	9,149	1,666	91,691
Share of profit of joint ventures and associates	1,527		3,233	296	703	1,351	(14)	31	7,127
Interest and other income	42		929	104	861	1,598	111	505	4,150
Total revenue and other income	27,832		28,886	3,685	18,131	12,986	9,246	2,202	102,968
Purchases excluding taxes	9,687		4,684	252	1,860	1,983	3,658	(35)	22,089
Production and manufacturing expenses	2,836		3,850	857	1,634	2,856	3,300	253	15,586
Taxes other than income tax	390		592	297	1,499	59	–	180	3,017
Selling, distribution and administrative expenses	1,012		94	3	8	127	15	14	1,273
Research and development	505		15	–	–	120	41	(1)	680
Exploration	313		326	178	493	745	85	126	2,266
Depreciation, depletion and amortisation	1,519		1,275	351	1,199	2,523	1,608	352	8,827
Interest expense	356		50	32	120	135	49	14	756
Income before taxation	11,214		18,000	1,715	11,318	4,438	490	1,299	48,474
Taxation	6,181		9,930	(24)	6,511	764	178	468	24,008
Income after taxation	5,033		8,070	1,739	4,807	3,674	312	831	24,466
Net cash from operating activities	6,680		8,130	1,954	5,680	5,310	1,791	1,034	30,579
Less: working capital movements	(876)		(1,277)	268	(1,349)	528	(131)	135	(2,702)
Net cash from operating activities excluding working capital movements	7,556		9,407	1,686	7,029	4,782	1,922	899	33,281

[A] Restated for the retrospective application of revised IAS 19 Employee Benefits, adopted with effect from January 1, 2013. See Note 28 to the “Consolidated Financial Statements”.

[B] Includes Greenland. Earnings and cash flow information for 2011 have been reclassified from North America.

40	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

DOWNSTREAM

KEY STATISTICS	$ MILLION

	2013	2012	[A]	2011	[A]
Segment earnings [B]	3,869	5,382		4,170
Including:
Revenue (including inter-segment sales)	404,427	424,410		428,646
Share of earnings of joint ventures and associates [A]	1,525	1,354		1,577
Production and manufacturing expenses	9,807	9,539		10,662
Selling, distribution and administrative expenses	13,114	12,860		12,947
Depreciation, depletion and amortisation	4,421	3,083		4,251
Net capital investment [B]	4,885	4,275		4,342
Refinery availability (%)	92	93		92
Chemical plant availability (%)	92	91		89
Refinery processing intake (thousand b/d)	2,915	2,819		2,845
Oil products sales volumes (thousand b/d)	6,164	6,235		6,196
Chemicals sales volumes (thousand tonnes)	17,386	18,669		18,831

[A] Restated for the retrospective application of revised IAS 19 Employee Benefits, adopted with effect from January 1, 2013. See Note 28 to the “Consolidated Financial Statements”.

[B] See Notes 2 and 4 to the “Consolidated Financial Statements”. Segment earnings are presented on a current cost of supplies basis.

OVERVIEW

Shell’s Downstream organisation is made up of a number of different business activities, part of an integrated value chain, that collectively turn crude oil into a range of refined products, which are moved and marketed around the world for domestic, industrial and transport use. The products include gasoline, diesel, heating oil, aviation fuel, marine fuel, liquefied natural gas (LNG) for transport, lubricants, bitumen, sulphur and liquefied petroleum gas (LPG). In addition, we produce and sell petrochemicals for industrial use worldwide.

Our Refining activities comprise Manufacturing, Supply and Distribution. Marketing includes Retail, Lubricants, Business to Business (B2B) and Alternative Energies. Chemicals has major manufacturing plants, located close to refineries, and its own marketing network. We also trade crude oil, oil products and petrochemicals, to optimise feedstocks for Manufacturing and Chemicals, to supply our Marketing businesses and for our own profit.

BUSINESS CONDITIONS

Industry refining margins were lower in 2013 than in 2012 in key refining hubs, except for US Gulf Coast margins, where increased domestic crude oil production lowered crude oil acquisition costs relative to international benchmarks. In 2014, increased demand for middle distillates is expected to be a key driver of refining margins, supported by demand for gasoline in the middle of the year. However, the overall outlook remains uncertain because of continuing economic fragility and geopolitical tensions in some regions that could lead to supply disruptions, amid global structural refining overcapacity. The overcapacity in Europe has been compounded by weaker regional demand, higher imports and lower exports of refined products to the USA as a result of the increase in the availability of liquids-rich shale. In Asia, new refining capacity has outstripped demand growth. As a result of this environment, we have commenced a review of our global refining portfolio which could potentially lead to asset sales, closures and/or impairments.

Industry naphtha cracker margins in Asia and Europe were broadly similar to those in 2012 as growth remained below the historic average. The outlook for petrochemicals for 2014 is highly dependent on further economic recovery.

EARNINGS 2013-2012

Segment earnings in 2013 were $3,869 million, 28% lower than in 2012. Excluding the impact of the net charge of $597 million in 2013 and the net gain of $39 million in 2012 described at the end of this section, earnings were 16% lower. The decrease in earnings was mostly due to Refining making a loss, driven by a weaker margin environment, partly offset by higher contributions from Chemicals and Trading. Continued strong contributions from Marketing were broadly similar to 2012.

Industry refining margins were lower in all regions, except for US Gulf Coast margins which were slightly higher. Lower US West Coast margins in 2013 reflected an excess supply of gasoline in the region. Additionally, US West Coast margins in 2012 were particularly high as a result of competitors’ outages and weather events. Margins in 2013 were also impacted by a narrower spread between the Brent and West Texas Intermediate (WTI) crude oil benchmarks, as an expansion in pipeline capacity increased the ability to move oil from the landlocked area of Cushing, Oklahoma, where WTI is delivered. In Europe, margins remained weak due to: low regional demand; increased imports from Asia, Russia and the USA; and limited export opportunities to the USA due to high gasoline inventories there. Margins in Asia-Pacific were impacted by excess capacity and weak demand due to an economic slowdown.

Realised refining margins were significantly lower than in 2012 due to the deterioration in industry conditions described above. Refinery intake volumes were 3% higher compared with 2012. This was mainly due to the adoption of IFRS 11 Joint Arrangements leading to the inclusion, with effect from January 1, 2013, of our 50% share of the volumes of Saudi Aramco Shell Refinery, our joint venture in Saudi Arabia, and to new units being online as a result of the Port Arthur refinery expansion project in the USA. Refinery availability fell to 92% compared with 93% in 2012.

Chemicals earnings increased compared with 2012 mainly as a result of higher margins for most products. The improvement was driven by more favourable market conditions, helped by sustained industry supply constraints due to competitors’ production outages, combined with strong operating performance. Chemicals sales volumes were 7% lower than in 2012, mainly due to the adoption of IFRS 11 Joint Arrangements with effect from January 1, 2013, and contract expirations, partly offset by higher trading volumes. Chemical plant availability increased to 92% compared with 91% in 2012.

Marketing earnings were broadly similar to 2012. Retail earnings were higher, with improved margins in all regions. Lubricants earnings were also higher, benefiting mainly from stronger unit margins. These increases were partly offset by lower earnings from: Raízen, our biofuel

41	SHELL ANNUAL REPORT AND FORM 20-F 2013	DOWNSTREAM

joint venture, which was impacted by negative fair value adjustments to biological assets (sugar-cane plantations) in 2013 compared with positive adjustments in 2012, and a weaker Brazilian real; and Business to Business, mainly due to lower sulphur prices.

Oil products sales volumes were 1% lower than in 2012, reflecting lower marketing and trading volumes, partly offset by the effect of the adoption of IFRS 11 Joint Arrangements with effect from January 1, 2013.

Overall, operating expenses were 2% higher than in 2012. Production and manufacturing expenses increased due to growth-stimulating spend and higher maintenance costs, coupled with inflation. Selling, distribution and administrative expenses increased due to inflation, spending related to higher volumes in some businesses and higher promotional costs in some of the marketing businesses.

Depreciation increased in 2013 compared with 2012, mainly due to impairments and to the adoption of IFRS 11 Joint Arrangements with effect from January 1, 2013.

Segment earnings in 2013 included a net charge of $597 million, resulting primarily from impairments and deferred tax adjustments which were partly offset by a beneficial tax rate change in the UK and gains on divestments. The impairments were mainly in respect of the majority of our Downstream activities in Italy, the Geelong refinery in Australia and a bitumen refinery in the USA.

Segment earnings in 2012 included a net gain of $39 million, resulting from net gains on divestments and a tax credit, partly offset by legal and environmental provisions.

EARNINGS 2012-2011

Segment earnings in 2012 were $5,382 million, 29% higher than in 2011. This increase reflected a return to profitability in Refining, although marginal, as a result of higher realised refining margins and better refinery availability, which were partly offset by lower Chemicals earnings. Trading contributions were lower in 2012 than in 2011, while Marketing contributions were broadly unchanged. Both activities continued to contribute significantly to Downstream earnings.

Realised refining margins recovered strongly from their low level at the end of 2011, and improved across all regions apart from Asia. Chemicals earnings were lower in 2012, mainly as a result of the global economic slowdown, supply constraints of favourable feedstocks in the USA, and the impact of Hurricane Isaac on operations.

Segment earnings in 2012 included a net gain of $39 million, described above. Segment earnings in 2011 included a net gain of $15 million consisting of gains from fair-value accounting of commodity derivatives, formation of the Raizén joint venture, divestments and a tax credit, mostly offset by impairments, redundancy, decommissioning and legal provisions.

NET CAPITAL INVESTMENT

Net capital investment was $4.9 billion in 2013 compared with $4.3 billion in 2012. The increase was due to lower divestment proceeds in 2013.

Capital investment was $5.5 billion in both 2013 and 2012. In both years $3.2 billion was in Refining and Chemicals, and $2.3 billion was in Marketing. In 2013, approximately 61% of our capital investment was used to maintain the integrity and performance of our asset base, compared with 56% in 2012.

Divestment proceeds were $0.6 billion in 2013 compared with $1.2 billion in 2012.

PORTFOLIO ACTIONS

In Chemicals, we announced final investment decisions on two projects in Singapore. The first will upgrade the Singapore production facilities for polyols, the raw materials used in the manufacture of high-quality foams in furniture, bedding and the automotive industry. The second will increase capacity at the Jurong Island petrochemicals facility, adding 140 thousand tonnes per annum (tpa) each of high-purity ethylene oxide and ethoxylation capacity. Additionally, with Qatar Petroleum we announced the award of the front-end engineering and design (FEED) contract for the Al-Karaana Petrochemicals Complex project in Ras Laffan Industrial City, Qatar.

In Business to Business, we finalised an agreement with TravelCenters of America to develop a nationwide network of LNG fuelling centres for heavy-duty road transport customers at up to 100 existing sites in the USA.

In Lubricants, we have formed a joint venture, Singapore Lube Park, to build and operate shared import, export and storage facilities. Alongside these shared facilities, we will build our own lubricants oil blending plant and grease manufacturing plant with initial capacities of 350 tpa and 10 tpa respectively. In China, we opened our largest grease plant worldwide, located in Zhuhai.

We continue to divest non-strategic positions. We completed the sale of the majority of our shareholding in retail and commercial fuels activities in Egypt, Ghana and Uganda. In Ghana, our lubricants will be marketed through our joint venture with Vitol; in Egypt, we will retain the lubricants business. The agreements form part of the divestment of our shareholding in most of our downstream activities in Africa as announced in 2011.

In Manufacturing, we sold the Harburg base oil manufacturing plant and some associated refinery facilities in Germany. In Norway, in January 2014, we completed the sale of our 21% interest in the Mongstad refinery. Under the same transaction, we acquired an additional 10% interest in the Pernis refinery in the Netherlands, making this refinery again 100% owned by Shell. Also in January, we signed an agreement for the sale of our shareholdings in the Kralupy and Litvinov refineries in the Czech Republic. In February 2014, we agreed to sell the majority of our downstream activities in Italy and Australia, subject to deal completion.

The sale of interests in these refineries is in line with our global strategy to concentrate investment on large-scale sites.

BUSINESS AND PROPERTY

Refining

MANUFACTURING

We have interests in more than 30 refineries worldwide with the capacity to process approximately 3.3 million barrels of crude oil per day. Approximately 40% of our refining capacity is in Europe and Africa, with 35% in the Americas and 25% in Asia and Oceania. The Port Arthur refinery expansion in Texas, USA, owned by Motiva Enterprises (Shell interest 50%), restarted operations in early 2013, following operational issues in 2012. The expansion brought an additional 320 thousand b/d of capacity online in the US Gulf Coast region, increasing the refinery’s total capacity to 620 thousand b/d.

SUPPLY AND DISTRIBUTION

With more than 1,500 storage tanks and approximately 150 distribution facilities in approximately 25 countries, our Supply and Distribution infrastructure is well positioned for making deliveries throughout the world. Deliveries include feedstocks for our refineries as well as finished products for our Marketing businesses and customers worldwide.

42	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

DOWNSTREAM CONTINUED

Marketing

RETAIL

We have retail stations in more than 70 countries and more than 100 years’ experience in fuel development. In recent years, we have concentrated on developing differentiated fuels with special formulations designed to clean engines and improve performance. We sell such fuels under the Shell V-Power brand in more than 60 countries.

LUBRICANTS

Across approximately 100 countries we make, market and sell technically advanced lubricants not only for passenger cars, trucks and coaches but also for industrial machinery in manufacturing, mining, power generation, agriculture and construction.

We lead the global market in branded lubricants. In 2012, independent research confirmed that Shell was the most preferred passenger car engine oil brand in China, Malaysia, Russia, Thailand and the USA. Shell was also the most preferred heavy-duty engine oil brand in China, Malaysia, Russia, Turkey and the USA.

Through our marine activities we primarily provide lubricants, but also fuels and related technical services, to the shipping and boating industries. We supply more than 100 grades of lubricants and 20 different types of fuel serving more than 15,000 vessels worldwide, ranging from large ocean-going tankers to small fishing boats.

BUSINESS TO BUSINESS

Our Business to Business (B2B) activities encompass the sale of fuels and speciality products and services to a broad range of commercial customers.

Shell Aviation provides fuel for approximately 7,000 aircraft every day at more than 800 airports in around 40 countries. On average, we refuel a plane every 12 seconds.

Shell Gas (LPG) provides liquefied petroleum gas and related services to retail, commercial and industrial customers for cooking, heating, lighting and transport.

Shell Commercial Fuels provides transport, industrial and heating fuels in 20 countries. Our wide range of products, from reliable main-grade fuels with standard quality to premium products, can offer tangible benefits. These include fuel economy, enhanced equipment performance, such as longer life and lower maintenance costs, and environmental benefits, such as reduced emissions. We continue to develop multiple projects in the LNG for transport industry, chosen in an effort to provide us and customers with the best commercial value.

Shell Bitumen supplies on average 11,000 tonnes of products every day to 1,600 customers worldwide and invests in technology research and development to create innovative, award-winning new products.

Shell Sulphur Solutions has developed a dedicated sulphur business to manage the complete value chain of sulphur, from refining to marketing. The business provides sulphur for industries such as mining and textiles and also develops new products which incorporate sulphur, including road surfaces, fertilisers and concrete.

ALTERNATIVE ENERGIES

Our Raízen joint venture in Brazil produces ethanol from sugar cane, and manages a retail network. With an annual production capacity of more than 2 billion litres, it is one of the largest biofuel producers in the world. We also investigate alternative energy technologies with a long-term aspiration to develop them into profitable business opportunities. We were one of the first companies to invest in advanced biofuels and continue to research and explore the potential of hydrogen as a fuel.

Chemicals

MANUFACTURING

Our plants produce a range of base chemicals, including ethylene, propylene and aromatics, as well as intermediate chemicals, such as styrene monomer, propylene oxide, solvents, detergent alcohols, ethylene oxide and ethylene glycol. We have the capacity to produce nearly 6 mtpa of ethylene.

MARKETING

We sell petrochemicals to about 1,000 major industrial customers worldwide. Our Chemicals business is in the top 10 of chemicals enterprises in the world by revenue. Its products are used to make numerous everyday items, from clothing and cars, to bubble bath and bicycle helmets.

Trading

We trade crude oil, oil products and petrochemicals, to optimise feedstock for Manufacturing and Chemicals, to supply our Marketing businesses and for our own profit.

We trade in physical and financial contracts, lease storage and transportation capacities around the globe, and manage shipping activities.

DOWNSTREAM BUSINESS ACTIVITIES WITH IRAN, SUDAN AND SYRIA

Iran

Shell transactions with Iran are disclosed separately. See “Section 13(r) of the US Securities Exchange Act of 1934 Disclosure”.

Sudan

We ceased all operational activities in Sudan in 2008. We have, however, continued soil remediation in 2013 related to earlier operations in the country.

Syria

We are in compliance with all EU and US sanctions. We continue to supply limited quantities of polyols via a Netherlands-based distributor to private sector customers in Syria. Polyols are commonly used for the production of foam in mattresses and soft furnishings.

43	SHELL ANNUAL REPORT AND FORM 20-F 2013	DOWNSTREAM

DOWNSTREAM DATA TABLES

The tables below reflect Shell subsidiaries, the 50% Shell interest in Motiva in the USA, and instances where Shell owns the crude oil or feedstocks processed by a refinery. Other joint ventures and associates are only included where explicitly stated.

OIL PRODUCTS – COST OF CRUDE OIL PROCESSED OR CONSUMED [A]	$ PER BARREL

	2013	2012	2011
Total	90.36	106.82	104.71

[A] Includes Upstream margin on crude oil supplied by Shell subsidiaries, joint ventures and associates.

CRUDE DISTILLATION CAPACITY [A]	THOUSAND B/CALENDAR DAY [B]

	2013	2012	[C]	2011
Europe	1,033	1,084		1,243
Asia	810	664		664
Oceania	118	158		197
Africa	82	83		83
Americas	1,212	1,212		1,064
Total	3,255	3,201		3,251

[A] Average operating capacity for the year, excluding mothballed capacity.

[B] Calendar day capacity is the maximum sustainable capacity adjusted for normal unit downtime.

[C] Crude distillation capacity in Europe has been corrected to exclude Stanlow refinery in the UK, which was divested in 2011.

ETHYLENE CAPACITY [A]	THOUSAND TONNES/YEAR

	2013	2012	2011
Europe	1,659	1,659	1,659
Asia	1,922	1,922	1,922
Oceania	–	–	–
Africa	–	–	–
Americas	2,212	2,212	2,212
Total	5,793	5,793	5,793

[A] Includes the Shell share of capacity entitlement (offtake rights) of joint ventures and associates, which may be different from nominal equity interest. Nominal capacity is quoted as at December 31.

OIL PRODUCTS – CRUDE OIL PROCESSED [A]		THOUSAND B/D
	2013	2012	2011
Europe	1,010	1,069	1,058
Asia	706	761	701
Oceania	116	93	166
Africa	61	70	64
Americas	1,100	1,024	985
Total	2,993	3,017	2,974

[A] Includes natural gas liquids, share of joint ventures and associates and processing for others.

REFINERY PROCESSING INTAKE [A]		THOUSAND B/D
	2013	2012	2011
Crude oil	2,732	2,620	2,652
Feedstocks	183	199	193
Total	2,915	2,819	2,845
Europe	933	970	1,041
Asia	634	520	489
Oceania	105	150	177
Africa	54	62	63
Americas	1,189	1,117	1,075
Total	2,915	2,819	2,845

[A] Includes crude oil, natural gas liquids and feedstocks processed in crude distillation units and in secondary conversion units.

REFINERY PROCESSING OUTTURN [A]		THOUSAND B/D
	2013	2012	2011
Gasolines	1,049	995	993
Kerosines	368	321	339
Gas/Diesel oils	1,014	996	977
Fuel oil	274	256	252
Other	389	452	385
Total	3,094	3,020	2,946

[A] Excludes “own use” and products acquired for blending purposes.

44	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

DOWNSTREAM CONTINUED

OIL PRODUCT SALES VOLUMES [A]		THOUSAND B/D
	2013	2012	2011
Europe
Gasolines	415	450	467
Kerosines	226	234	261
Gas/Diesel oils	962	909	876
Fuel oil	194	180	227
Other products	168	184	192
Total	1,965	1,957	2,023
Asia
Gasolines	325	352	291
Kerosines	191	172	191
Gas/Diesel oils	483	515	491
Fuel oil	322	355	305
Other products	255	220	214
Total	1,576	1,614	1,492
Oceania
Gasolines	87	93	102
Kerosines	51	48	46
Gas/Diesel oils	115	107	87
Fuel oil	–	4	7
Other products	19	26	28
Total	272	278	270
Africa
Gasolines	45	58	78
Kerosines	9	16	20
Gas/Diesel oils	43	53	81
Fuel oil	3	9	21
Other products	15	13	22
Total	115	149	222
Americas
Gasolines	1,149	1,123	1,136
Kerosines	234	264	265
Gas/Diesel oils	519	528	461
Fuel oil	96	89	91
Other products	238	233	236
Total	2,236	2,237	2,189
Total product sales [B]
Gasolines	2,021	2,076	2,074
Kerosines	711	734	783
Gas/Diesel oils	2,122	2,112	1,996
Fuel oil	615	637	651
Other products	695	676	692
Total	6,164	6,235	6,196

[A] Excludes deliveries to other companies under reciprocal sale and purchase arrangements, which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.

[B] Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2013 was a reduction in oil product sales of approximately 921,000 b/d (2012: 856,000 b/d; 2011: 925,000 b/d).

CHEMICALS SALES VOLUMES [A]		THOUSAND TONNES
	2013	2012	2011
Europe
Base chemicals	3,423	3,771	4,006
First-line derivatives and others	2,281	2,626	2,689
Total	5,704	6,397	6,695
Asia
Base chemicals	2,266	2,588	2,256
First-line derivatives and others	2,989	3,074	3,139
Total	5,255	5,662	5,395
Oceania
Base chemicals	–	–	–
First-line derivatives and others	62	75	81
Total	62	75	81
Africa
Base chemicals	–	–	–
First-line derivatives and others	47	54	62
Total	47	54	62
Americas
Base chemicals	3,218	3,336	3,405
First-line derivatives and others	3,100	3,145	3,193
Total	6,318	6,481	6,598
Total product sales
Base chemicals	8,907	9,695	9,667
First-line derivatives and others	8,479	8,974	9,164
Total	17,386	18,669	18,831

[A] Excludes feedstock trading and by-products.

45	SHELL ANNUAL REPORT AND FORM 20-F 2013	DOWNSTREAM

MANUFACTURING PLANTS AT DECEMBER 31, 2013

REFINERIES IN OPERATION
					Thousand barrels/calendar day, 100% capacity[B]
	Location	Asset class	Shell interest (%)	[A]	Crude distillation capacity	Thermal cracking/ visbreaking/ coking	Catalytic cracking	Hydro- cracking
Europe
Czech Republic	Kralupy[C][D]	¿	16		59	–	24	–
	Litvinov[C][D]	¿	16		101	14	–	30
Denmark	Fredericia	●	100		63	40	–	–
Germany	Harburg	●	100		58	14	15	–
	Miro[C]		32		310	65	89	–
	Rheinland	■ ●	100		325	52	–	80
	Schwedt[C]		38		220	47	50	–
Netherlands	Pernis[E]	■ ●	90		404	45	48	81
Norway	Mongstad[C][E]	●¿	21		208	23	55	–
Asia
Japan	Mizue (Toa)[C]	●¿	18		64	24	38	–
	Yamaguchi[C]	¿	13		110	–	25	–
	Yokkaichi[C]	●¿	26		193	–	55	–
Malaysia	Port Dickson	¿	51		107	–	39	–
Pakistan	Karachi[C]		30		43	–	–	–
Philippines	Tabangao		67		96	31	–	–
Saudi Arabia	Al Jubail[C]	●¿	50		292	85	–	45
Singapore	Pulau Bukom	■ ●	100		462	77	34	55
Turkey	Batman[C]		1		23	–	–	–
	Izmir[C]		1		218	17	14	18
	Izmit[C]		1		216	–	13	25
	Kirikale[C]		1		104	–	–	16
Oceania
Australia	Geelong[F]	¿	100		118	–	38	–
Africa
South Africa	Durban[C]	¿	38		165	23	34	–
Americas
Argentina	Buenos Aires	●¿	100		100	18	20	–
Canada
Alberta	Scotford	¿	100		92	–	–	62
Ontario	Sarnia	¿	100		71	5	19	9
USA
California	Martinez	●	100		144	42	65	37
Louisiana	Convent[C]	¿	50		227	–	82	45
	Norco[C]	■	50		229	25	107	39
Texas	Deer Park	■ ●	50		312	79	63	53
	Port Arthur[C]	●	50		569	138	81	67
Washington	Puget Sound	●¿	100		137	23	52	–

[A] Shell interest rounded to nearest whole percentage point; Shell share of production capacity may differ.

[B] Calendar day capacity is the maximum sustainable capacity adjusted for normal unit downtime.

[C] Not operated by Shell.

[D] In January 2014, we agreed to sell our 16% interest in the Kralupy and Litvinov refineries.

[E] In January 2014, we acquired the remaining 10% of the Pernis refinery, bringing our interest to 100%, and we sold our 21% interest in the Mongstad refinery.

[F] In February 2014, we agreed to sell our interest in the Geelong refinery subject to deal completion.

■  Integrated refinery and chemical complex.

●  Refinery complex with cogeneration capacity.

¿ Refinery complex with chemical unit(s).

46	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

DOWNSTREAM CONTINUED

MAJOR CHEMICAL PLANTS IN OPERATION [A]

		Thousand tonnes/year, Shell share capacity
	Location	Ethylene	Styrene monomer	Ethylene glycol	Higher olefins	[B]	Additional products
Europe
Germany	Rheinland	272	–	–	–		A
Netherlands	Moerdijk	972	725	155	–		A, I
UK	Mossmorran[C]	415	–	–	–		–
	Stanlow[C]	–	–	–	330		I
Asia
China	Nanhai[C]	475	320	175	–		A, I, P
Japan	Yamaguchi[C]	–	–	–	11		A
Saudi Arabia	Al Jubail[C]	366	400	–	–		A, O
Singapore	Jurong Island[D]	281	734	1,005	–		A, I, P, O
	Pulau Bukom	800	–	–	–		A, I
Americas
Canada	Scotford	–	485	520	–		A, I
USA	Deer Park	836	–	–	–		A, I
	Geismar	–	–	400	920		I
	Norco	1,376	–	–	–		A
Total		5,793	2,664	2,255	1,261

[A] Includes joint-venture plants, with the exception of the Infineum additives joint ventures.

[B] Higher olefins are linear alpha and internal olefins (products range from C6-C2024).

[C] Not operated by Shell.

[D] Combination of 100% Shell-owned plants and joint ventures (Shell and non-Shell operated).

A  Aromatics, lower olefins.

I   Intermediates.

P  Polyethylene, polypropylene.

O Other.

OTHER CHEMICAL LOCATIONS

	Location	Products
Europe
Germany	Harburg	I
	Karlsruhe	A
	Schwedt	A
Netherlands	Pernis	A, I, O
Asia
Japan	Kawasaki	A, I
	Yokkaichi	A
Malaysia	Bintulu	I
	Port Dickson	A
Oceania
Australia	Geelong[A]	A, I
Africa
South Africa	Durban	I
Americas
Argentina	Buenos Aires	I
Canada	Sarnia	A, I
USA	Martinez	O
	Mobile	A
	Puget Sound	O

[A] In February 2014, we agreed to sell our interest in the Geelong chemical manufacturing unit subject to deal completion.

A  Aromatics, lower olefins.

I   Intermediates.

O Other.

47	SHELL ANNUAL REPORT AND FORM 20-F 2013	CORPORATE

CORPORATE

EARNINGS	$ MILLION

	2013	2012 [A]	2011 [A]
Net interest and investment expense	(832)	(1,001)	(624)
Foreign exchange (losses)/gains	(189)	169	(77)
Other – including taxation	1,393	629	803
Segment earnings	372	(203)	102

[A] Restated for the retrospective application of revised IAS 19 Employee Benefits, adopted with effect from January 1, 2013. See Note 28 to the “Consolidated Financial Statements”.

OVERVIEW

The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell’s holdings and treasury organisation, its headquarters and central functions as well as its self-insurance activities. All finance expense and income as well as related taxes are included in the Corporate segment earnings rather than in the earnings of the business segments.

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

EARNINGS 2013-2011

Segment earnings for 2013 were a gain of $372 million, compared with a loss of $203 million in 2012 and a gain of $102 million in 2011.

Net interest and investment expense decreased by $169 million between 2012 and 2013. Interest expense was lower, mostly driven by an increase in the amount of interest capitalised due to the continued ramp-up of projects in Australia and the Gulf of Mexico, and an improvement in the liquidity premium associated with our currency swaps. These effects were partly offset by lower interest income. In 2012, net interest and investment expense increased by $377 million compared with 2011. Interest expense was significantly higher, mostly driven by the liquidity premium associated with our currency swaps, and an increase in Shell’s share of interest expense from joint ventures and associates. Further, the amount of interest capitalised on projects declined overall as major projects came on-stream in 2011, partly offset by the development of new projects. These effects were partly offset by higher interest income.

Foreign exchange losses of $189 million in 2013 (2012: gains of $169 million; 2011: losses of $77 million) were mainly due to the impact of exchange rates on non-functional currency loans and cash balances in operating units.

Other earnings increased by $764 million in 2013 compared with 2012, mainly due to a Danish tax credit and the recharge to the business segments of certain costs which were previously reported in Corporate. In 2012, other earnings were $174 million lower than in 2011, mainly due to increased costs partly offset by higher tax credits.

48	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

LIQUIDITY AND CAPITAL RESOURCES

We manage our businesses to deliver strong cash flows to fund investment for profitable growth. Our aim is that, across the business cycle, “cash in” (including cash from operations and divestments) at least equals “cash out” (including capital investment, interest and dividends), while maintaining a strong balance sheet.

A key measure of our capital structure management is the proportion of debt to equity. Across the business cycle we aim to manage gearing (net debt as a percentage of total capital (net debt plus total equity)) within the range of 0-30%. During 2013, gearing ranged from 9.1% to 16.1% (2012: 8.6% to 13.9%, as restated for the retrospective application of revised IAS 19 Employee Benefits). See Note 15 to the “Consolidated Financial Statements”.

With respect to the objective of maintaining a strong balance sheet, our priorities for applying our cash are servicing debt commitments, paying dividends, investing for organic and inorganic growth, and returning surplus cash to our shareholders.

OVERVIEW

The most significant factors affecting our operating cash flow are earnings and movements in working capital, which are mainly impacted by: realised prices for crude oil and natural gas; production levels of crude oil and natural gas; and refining and marketing margins.

Since the contribution of Upstream to earnings is larger than that of Downstream, changes affecting Upstream – particularly changes in realised crude oil and natural gas prices and production levels – have the largest impact on Shell’s operating cash flow. While Upstream benefits from higher realised crude oil and natural gas prices, the extent of such benefit (and the extent of an impact from a decline in these prices) depends on: the extent to which contractual arrangements are tied to market prices; the dynamics of production-sharing contracts; the existence of agreements with governments or national oil and gas companies that have limited sensitivity to crude oil prices; tax impacts; and the extent to which changes in commodity prices flow through into operating costs. Changes in benchmark prices of crude oil and natural gas in any particular period therefore provide only a broad indicator of changes in Upstream earnings experienced in that period. In the longer term, replacement of proved oil and gas reserves will affect our ability to maintain or increase production levels in Upstream, which in turn will affect our cash flow and earnings.

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

STATEMENT OF CASH FLOWS

Net cash from operating activities in 2013 was $40.4 billion, a decrease from $46.1 billion in 2012. This decrease mainly reflected the reduction in earnings and lower dividends from joint ventures and associates. In 2011, net cash from operating activities was $36.8 billion. The increase in 2012 compared with 2011 mainly reflected movements in working capital.

Net cash used in investing activities was $40.1 billion in 2013, an increase from $28.4 billion in 2012. The increase was mainly the result of higher capital expenditure and lower proceeds from the sale of assets. In 2011, net cash used in investing activities was $20.4 billion. The increase in 2012 compared with 2011 was mainly due to higher capital expenditure and investments in joint ventures and associates.

Net cash used in financing activities in 2013 was $9.0 billion (2012: $10.6 billion; 2011: $18.1 billion). This included payment of dividends to Royal Dutch Shell plc shareholders of $7.2 billion (2012: $7.4 billion; 2011: $6.9 billion), repurchases of shares of $5.0 billion (2012: $1.5 billion; 2011: $1.1 billion) and interest paid of $1.3 billion (2012: $1.4 billion; 2011: $1.7 billion), partly offset by net debt issued of $5.4 billion (2012: issued debt offset by debt repaid; 2011: net repayments of debt of $7.1 billion).

Cash and cash equivalents were $9.7 billion at December 31, 2013 (2012: $18.6 billion; 2011: $11.3 billion).

CASH FLOW INFORMATION [A]	$ BILLION

	2013	2012	2011
Net cash from operating activities excluding working capital movements
Upstream	28.8	32.9	33.3
Downstream	7.5	8.0	8.7
Corporate	1.2	1.8	1.2
Total	37.5	42.7	43.2
Decrease/(increase) in inventories	0.6	(1.7)	(1.9)
Decrease/(increase) in accounts receivable	5.6	14.1	(10.1)
(Decrease)/increase in accounts payable and accrued liabilities	(3.3)	(9.0)	5.6
Decrease/(increase) in working capital	2.9	3.4	(6.4)
Net cash from operating activities	40.4	46.1	36.8
Net cash used in investing activities	(40.1)	(28.4)	(20.4)
Net cash used in financing activities	(9.0)	(10.6)	(18.1)
Currency translation differences relating to cash and cash equivalents	(0.2)	0.2	(0.4)
(Decrease)/increase in cash and cash equivalents	(8.9)	7.3	(2.1)
Cash and cash equivalents at the beginning of the year	18.6	11.3	13.4
Cash and cash equivalents at the end of the year	9.7	18.6	11.3

[A] See the “Consolidated Statement of Cash Flows”.

49	SHELL ANNUAL REPORT AND FORM 20-F 2013	LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION AND LIQUIDITY

Our financial position is strong. In 2013, we generated a return on average capital employed (ROACE) of 7.9% (see “Return on average capital employed” in this section) and year-end gearing was 16.1% (2012: 9.8%, as restated). We returned $11.3 billion to our shareholders through dividends in 2013. Some of those dividends were paid out as 125.6 million shares issued to shareholders who had elected to receive new shares instead of cash. To offset the dilution created by the issuance of those shares, 144.9 million shares were repurchased and cancelled as part of our share buyback programme.

The size and scope of our businesses require a robust financial control framework and effective management of our various risk exposures. Financial turbulence in the eurozone and the USA, and other international events continue to put significant stress on the business environment in which we operate.

Our treasury and trading operations are highly centralised, and seek to manage credit exposures associated with our substantial cash, foreign exchange and commodity positions.

We diversify our cash investments across a range of financial instruments and counterparties in an effort to avoid concentrating risk in any one type of investment or country. We carefully monitor our investments and adjust them in light of new market information.

Exposure to failed financial and trading counterparties was not material in 2013 (see Note 20 to the “Consolidated Financial Statements”).

Total employer contributions to our defined benefit pension plans in 2013 were $2.6 billion (2012: $2.3 billion) and are estimated to be $2 billion in 2014, reflecting current funding levels. See Notes 3 and 18 to the “Consolidated Financial Statements”.

Cash and cash equivalents amounted to $9.7 billion at the end of 2013 (2012: $18.6 billion). Cash and cash equivalents are held in various currencies but primarily in dollars, euros and sterling. Total debt increased by $6.8 billion in 2013 to $44.6 billion at December 31, 2013. The total debt outstanding (excluding leases) at December 31, 2013, will mature as follows: 21% in 2014; 12% in 2015; 10% in 2016; 10% in 2017; and 47% in 2018 and beyond. The debt maturing in 2014 is expected to be repaid from a combination of cash balances and cash generated from operations.

We also maintain a $7.48 billion committed credit facility that was undrawn as at December 31, 2013. This facility was put in place in December 2013, and replaced a $5.1 billion facility; it expires in 2018 but may, by mutual agreement, be extended for a further one or two years.

We believe our current working capital is sufficient for present requirements. We satisfy our funding and working capital requirements from the cash generated by our businesses and through the issuance of external debt. Our external debt is principally financed from the international debt capital markets through central debt programmes consisting of:

■	a $10 billion global commercial paper (CP) programme, exempt from registration under section 3 (a)(3) of the US Securities Act of 1933, with maturities not exceeding 270 days;
■	a $10 billion CP programme, exempt from registration under section 4(2) of the US Securities Act of 1933, with maturities not exceeding 397 days;
■	$25 billion euro medium-term note (EMTN) programme; and
■	an unlimited US universal shelf (US shelf) registration.

All CP, EMTN and US shelf issuances have been undertaken by Shell International Finance B.V., the issuance company for Shell, and are guaranteed by Royal Dutch Shell plc.

Further information is included in Note 15 to the “Consolidated Financial Statements”.

In 2013, we took advantage of favourable market conditions, including historically low interest rates, to pre-finance bond maturities in 2014 and issued $7.75 billion of long-term bonds under the US shelf registration. Periodically, for working capital purposes, we issued commercial paper (2012: we issued commercial paper and $4.25 billion of long-term bonds).

Our $7.48 billion committed credit facility and internally available liquidity provide back-up coverage for commercial paper. Other than certain borrowings in local subsidiaries, we do not have any other committed credit facilities. We consider additional facilities to be neither necessary nor cost-effective for financing purposes, given our size, credit rating and cash-generative nature.

The maturity profile of our outstanding commercial paper is actively managed in an effort to ensure that the amount of commercial paper maturing within 30 days remains consistent with the level of supporting liquidity.

While our subsidiaries are subject to restrictions, such as foreign withholding taxes on the transfer of funds in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on our ability to meet our cash obligations.

The consolidated ratio of earnings to fixed charges of Shell for each of five years ended December 31, 2009-2013, is as follows:

RATIO OF EARNINGS TO FIXED CHARGES
	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges [A]	20.11	31.12	35.71	21.75	12.90

[A] The ratio for 2012 and 2011 have been restated for the retrospective application of revised IAS 19 Employee Benefits, adopted with effect from January 1, 2013. See Note 28 to the “Consolidated Financial Statements”.

For the purposes of the table above, earnings consist of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases). Refer to “Exhibit 7.1” regarding the calculation of the ratio of earnings to fixed charges.

CAPITALISATION TABLE		$ MILLION
	Dec 31, 2013	Dec 31, 2012[A]
Equity attributable to Royal Dutch Shell plc shareholders	180,047	174,749
Current debt	8,344	7,833
Non-current debt	36,218	29,921
Total debt [B]	44,562	37,754
Total capitalisation	224,609	212,503

[A] Restated for the retrospective application of revised IAS 19 Employee Benefits, adopted with effect from January 1, 2013. See Note 28 to the “Consolidated Financial Statements”.

[B] Of total debt, $40.0 billion (2012: $33.4 billion) was unsecured and $4.6 billion (2012: $4.4 billion) was secured. Further disclosure on debt, including the amount guaranteed by Royal Dutch Shell plc, is in Note 15 to the “Consolidated Financial Statements”.

50	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

LIQUIDITY AND CAPITAL RESOURCES CONTINUED

DIVIDENDS

Our policy is to grow the US dollar dividend through time in line with our view of Shell’s underlying earnings and cash flow. When setting the dividend, the Board of Directors looks at a range of factors, including the macro environment, the current balance sheet and future investment plans. We have announced an interim dividend in respect of the fourth quarter of 2013 of $0.45 per share, a 4.7% increase compared with the US dollar dividend for the same quarter of 2012. Shareholders have a choice to receive dividends in cash or in shares via our Scrip Dividend Programme. The Board expects that the first-quarter 2014 interim dividend will be $0.47 per share, an increase of 4.4% compared with the US dollar dividend for the same quarter of 2013.

NET CAPITAL INVESTMENT

Our net capital investment was $44.3 billion in 2013 (2012: $29.8 billion; 2011: $23.5 billion). Of the total net capital investment, $39.2 billion (2012: $25.3 billion; 2011: $19.1 billion) related to Upstream; $4.9 billion (2012: $4.3 billion; 2011: $4.3 billion) to Downstream; and $0.2 billion (2012: $0.2 billion; 2011: $0.1 billion) to Corporate.

Our 2013 net capital investment comprised $46.0 billion of capital investment (2012: $36.8 billion; 2011: $31.1 billion) less $1.7 billion of divestment proceeds (2012: $7.0 billion; 2011: $7.5 billion).

See Note 4 to the “Consolidated Financial Statements”.

PURCHASES OF SECURITIES

On May 21, 2013, the shareholders approved an authority, which will expire at the end of the 2014 Annual General Meeting (AGM), for the Company to repurchase up to 637 million of its shares. In accordance with a similar authority granted at the 2012 AGM, a share buyback programme was commenced in that year to offset the dilution created by the issuance of shares under our Scrip Dividend Programme. All of the shares purchased under the buyback programme are cancelled. A resolution will be proposed at the 2014 AGM to renew authority for the Company to purchase its own share capital up to specified limits for another year. Shares are also purchased by the employee share ownership trusts (see the “Directors Report”) to meet delivery commitments under employee share plans. All share purchases are made in open-market transactions.

The table below provides information on purchases of shares in 2013 and up to February 18, 2014, by the issuer and affiliated purchasers. Purchases in euros and sterling are converted to dollars using the exchange rate at each transaction date.

PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS [A]
	A shares			B shares					A ADSs
Purchase period	Number purchased for employee share plans	Weighted average price ($)	[B]	Number purchased for employee share plans	Number purchased for cancellation	[C]	Weighted average price ($)	[B]	Number purchased for employee share plans	Weighted average price ($)	[B]
2013
January	–	–		–	–		–		928,694	69.05
February	–	–		–	918,000		33.77		–	–
March	–	–		–	18,099,118		33.96		–	–
April	–	–		–	18,538,393		33.66		–	–
May	–	–		–	19,640,965		35.42		–	–
June	11,698,725	32.34		–	17,353,042		33.91		2,829,012	65.92
July	533,092	31.65		–	18,760,729		34.73		–	–
August	–	–		6,072,618	10,564,148		33.83		–	–
September	–	–		382,500	15,126,144		34.54		–	–
October	–	–		–	7,816,471		34.87		–	–
November	–	–		–	10,781,669		35.28		–	–
December	–	–		–	7,277,323		35.31		–	–
Total 2013	12,231,817	32.31		6,455,118	144,876,002		34.45		3,757,706	66.70
2014
January	–	–		–	10,838,990		37.58		938,671	70.81
February	–	–		–	9,416,625		37.33		–	–
Total 2014 [D]	–	–		–	20,255,615		37.46		938,671	70.81

[A] Excludes shares issued to affiliated purchasers pursuant to the Scrip Dividend Programme.

[B] Average price paid per share includes stamp duty and brokers’ commission.

[C] Under the share buyback programme.

[D] As at February 18, 2014.

51	SHELL ANNUAL REPORT AND FORM 20-F 2013	LIQUIDITY AND CAPITAL RESOURCES

CONTRACTUAL OBLIGATIONS

The table below summarises Shell’s principal contractual obligations at December 31, 2013, by expected settlement period. The amounts presented have not been offset by any committed third-party revenue in relation to these obligations.

CONTRACTUAL OBLIGATIONS	$ BILLION

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	5 years and later	Total
Debt [A]	7.9	8.7	10.1	12.0	38.7
Finance leases [B]	0.9	1.6	1.4	5.1	9.0
Operating leases [C]	5.8	8.9	6.1	11.7	32.5
Purchase obligations [D]	158.1	69.2	34.9	158.4	420.6
Other long-term contractual liabilities [E]	–	1.3	0.2	0.3	1.8
Total	172.7	89.7	52.7	187.5	502.6

[A] Contractual repayments excluding $5.1 billion of finance lease obligations. See Note 15 to the “Consolidated Financial Statements”.

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

[E] Includes all obligations included in “Trade and other payables” in “Non-current liabilities” on the “Consolidated Balance Sheet” that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 18 to the “Consolidated Financial Statements”) and obligations associated with decommissioning and restoration (see Note 19 to the “Consolidated Financial Statements”).

The table above excludes interest expense related to debt, which is estimated to be $1.2 billion payable in less than one year, $2.0 billion payable between one and three years, $1.6 billion payable between three and five years, and $7.1 billion payable in five years and later. For this purpose, we assume that interest rates with respect to variable interest rate debt remain constant and that there is no change in the aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table.

GUARANTEES AND OTHER OFF-BALANCE SHEET ARRANGEMENTS

Guarantees at December 31, 2013, were $3.1 billion (2012: $3.3 billion). This includes $2.2 billion (2012: $2.2 billion) of guarantees of debt of joint ventures and associates, for which the largest amount outstanding during 2013 was $2.2 billion (2012: $2.2 billion).

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

CALCULATION OF RETURN ON AVERAGE CAPITAL EMPLOYED	$ MILLION

	2013	2012	[A]	2011	[A]
Income for the period	16,526	26,960		31,093
Interest expense after tax	808	938		769
Income before interest expense	17,334	27,898		31,862
Capital employed – opening	213,936	197,141		186,552
Capital employed – closing	225,710	213,936		197,141
Capital employed – average	219,823	205,539		191,847
ROACE	7.9%	13.6%		16.6%

[A] Restated for the retrospective application of revised IAS 19 Employee Benefits, adopted with effect from January 1, 2013. See Note 28 to the “Consolidated Financial Statements”.

In 2013, about 31% of our average capital employed was not generating any revenue, which reduced our ROACE by approximately 4%. These assets included projects being developed and exploration acreage.

FINANCIAL INFORMATION RELATING TO THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

The results of operations and financial position of the Royal Dutch Shell Dividend Access Trust (the Trust) are included in the consolidated results of operations and financial position of Shell. Certain condensed financial information in respect of the Trust is given below. See “Royal Dutch Shell Dividend Access Trust Financial Statements” for separate financial statements for the Trust.

For the years 2013, 2012 and 2011 the Trust recorded income before tax of £2,361 million, £2,383 million and £2,175 million respectively. In each period this reflected the amount of dividends received on the dividend access share.

At December 31, 2013, the Trust had total equity of £nil (2012: £nil; 2011: £nil), reflecting cash of £1,333,658 (2012: £1,202,271; 2011: £997,987) and unclaimed dividends of £1,333,658 (2012: £1,202,271; 2011: £997,987). The Trust only records a liability for an unclaimed dividend, and a corresponding amount of cash, to the extent that cheques expire, which is one year after their issuance, or to the extent that they are returned unpresented.

52	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

OUR PEOPLE

Our people are central to our aim of being the world’s most competitive and innovative energy company. We recruit, train and recompense according to a people strategy based on three priorities: resourcing and developing talent now and in the future; strengthening leadership and professionalism; and enhancing individual and organisational performance.

EMPLOYEE OVERVIEW

During 2013, Shell employed an average of 92,000 people in more than 70 countries. We continued to recruit externally to execute our strategy and growth plans for the future, hiring approximately 1,200 graduates and 3,200 experienced professionals. The majority of each came from technical disciplines. More than 30% of our graduate recruits came from universities outside Europe and the Americas in response to increasing demand for skilled people in other regions.

The table below shows our average employee numbers by geographical area. The increase in 2013 compared with 2012 reflects our growth strategy in Asia and North America, as well as the impact of IFRS 11 Joint Arrangements, which resulted in the inclusion of the Shell share of the employees of certain additional joint operations from January 1, 2013.

EMPLOYEES BY GEOGRAPHICAL AREA (AVERAGE NUMBERS)		THOUSAND
	2013	2012	2011
Europe	25	24	25
Asia	27	25	24
Oceania	3	3	3
Africa	3	3	6
North America	31	29	28
South America	3	3	4
Total	92	87	90

EMPLOYEE COMMUNICATION AND INVOLVEMENT

Shell strives to create and maintain a healthy employee relations climate, in which two-way dialogue between management and staff – directly and, where appropriate, via employee representative bodies – is important and embedded in our work practices. On a quarterly basis, senior management briefs employees on Shell’s operational and financial results through various channels, including team meetings, face-to-face gatherings, a personal email from the Chief Executive Officer, webcasts and online publications.

The Shell People Survey is one of the principal tools used to measure employee engagement: the degree of affiliation and commitment to Shell. It provides insights into employees’ views, and has had a consistently high response rate. The average employee engagement score in 2013 was 80% favourable, a three-point increase from 2012.

We promote safe reporting of views about our processes and practices. In addition to local channels, our global telephone helpline and website enable employees to report potential breaches of the Shell General Business Principles and Code of Conduct, confidentially and anonymously.

DIVERSITY AND INCLUSION

We have a culture that embraces diversity and fosters inclusion. By embedding these principles in our operations, we have a better understanding of the needs of our varied customers, partners and stakeholders throughout the world and can benefit from a wider talent pool. We provide equal opportunity in recruitment, career development, promotion, training and reward for all employees, including those with disabilities. Where possible, we make reasonable adjustments in job design and provide appropriate training for employees who have become disabled.

We actively monitor representation of women and local nationals in senior leadership positions, and have talent-development processes to support us in delivering more diverse representation. At the end of 2013, the proportion of women in senior leadership positions was 17.2% compared with 16.2% in 2012. In 32% of the countries where Shell subsidiaries, joint ventures and associates are based, local nationals filled more than half of the senior leadership positions, compared with 42% of those countries in 2012. From 2014, we will no longer apply this metric, as it does not reflect expatriation of local nationals for talent development purposes. Instead, we will start using a revised metric that better represents our activities in this respect.

Senior leadership positions is a Shell measure based on senior salary group levels and is distinct from the term “senior manager” in the statutory disclosures set out below.

GENDER DIVERSITY DATA (AT DECEMBER 31, 2013)			NUMBER
	Men		Women
Directors of the Company	10	91%	1	9%
Senior managers [A]	865	80%	217	20%
Employees (thousands)	67	71%	27	29%

[A] Senior manager is defined in section 414C(9) of the Companies Act 2006 and accordingly the number disclosed comprises the Executive Committee members who were not Directors of the Company as well as other directors of Shell subsidiaries.

EMPLOYEE SHARE PLANS

Shell has a number of share plans designed to align employees’ interests with Shell’s performance through share ownership. For information on the share-based compensation plans for Executive Directors, see the “Directors’ Remuneration Report”.

Performance Share Plan

The Performance Share Plan (PSP) was introduced in 2005. Conditional awards of the Company’s shares are made under the terms of the PSP to some 15,000 employees each year. The extent to which the awards vest is determined over a three-year performance period. Half of the award is linked to the key performance indicators described in “Performance Indicators”, averaged over the period. The other half of the award is linked to a comparison with four of our main competitors over the period on the basis of four relative performance measures. All shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date. None of the awards results in beneficial ownership until the shares vest. See Note 22 to the “Consolidated Financial Statements”.

Restricted Share Plan

Under the Restricted Share Plan, awards are made on a highly selective basis to senior staff. Shares are awarded subject to a three-year retention period. All shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date.

Global Employee Share Purchase Plan

Eligible employees in participating countries may participate in the Global Employee Share Purchase Plan. This plan enables them to make contributions from net pay towards the purchase of the Company’s shares at a 15% discount to the market price either at the start or at the end of an annual cycle – whichever date offers the lower market price.

53	SHELL ANNUAL REPORT AND FORM 20-F 2013	OUR PEOPLE

UK Sharesave Scheme

Eligible employees of participating companies in the UK may participate in the UK Sharesave Scheme. Options are granted over the Company’s shares at market value on the invitation date. These options are normally exercisable after completion of a three-year or five-year contractual savings period.

UK Shell All Employee Share Ownership Plan

Eligible employees of participating companies in the UK may participate in the Shell All Employee Share Ownership Plan, under which monthly contributions from gross pay are made towards the purchase of the Company’s shares.

54	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

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

Data in this section are reported on a 100% basis in respect of activities where we are the operator. Reporting on this operational control basis differs from that applied for financial reporting purposes in the “Consolidated Financial Statements”. Detailed data and information on our 2013 environmental and social performance will be published in April 2014 in the Shell Sustainability Report.

SAFETY

Sustaining our licence to operate depends on maintaining the safety and reliability of our operations. We manage safety risk across our businesses through controls and compliance systems combined with a safety-focused culture. Our global standards and operating procedures define the controls and physical barriers we require to prevent incidents. For example, our offshore wells are designed with at least two independent barriers to mitigate the risk of an uncontrolled release of hydrocarbons. We regularly inspect, test and maintain these barriers to ensure they meet our standards. We also routinely prepare and practise our emergency response to potential incidents such as an oil spill or a fire. This involves working closely with local agencies to jointly test our plans and procedures. The tests continually improve our readiness to respond. If an incident does occur, we have procedures in place to reduce the impact on people and the environment.

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

CLIMATE CHANGE

Growth in energy demand means that all sources of energy will be needed over the longer term. With hydrocarbons forecast to provide the bulk of the energy needed over coming decades, policymakers are focusing on regulations that balance energy demand with environmental concerns. The management of emissions of carbon dioxide (CO2) will become increasingly important as concerns over climate change lead to tighter environmental regulation.

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

As energy demand increases and easily accessible oil and gas resources decline, we are developing resources that require more energy and require advanced technology to produce. As our production becomes more energy intensive, we expect there will be an associated increase in the direct CO2 emissions from the Upstream facilities we operate.

We are seeking cost-effective ways to manage CO2 emissions and see potential business opportunities in developing such solutions. Our main contributions to reducing CO2 emissions are in four areas: supplying more natural gas; supplying more biofuels; progressing carbon capture and storage (CCS) technologies; and implementing energy efficiency measures in our operations.

According to the International Energy Agency (IEA), nearly one-third of the world’s CO2 emissions come from power generation. For many countries, using more gas in power generation instead of coal can make the largest contribution, at the lowest cost, to meeting their emission reduction objectives this decade. We expect that, in combination with renewables and use of CCS, natural gas will be essential for significantly lower CO2 emissions beyond 2020. With Shell’s leading position in LNG and new technologies for recovering natural gas from tight rock formations, we can supply natural gas to replace coal in power generation.

We believe that low-carbon biofuels are one of the most viable ways to reduce CO2 from transport fuels in the coming years. Our Raízen joint venture in Brazil produces low-carbon biofuel from sugar cane. We are also investing in research to help develop and commercialise advanced biofuels.

The IEA has stated that CCS could contribute around 15% of the CO2 mitigation effort required by 2050. To advance CCS technologies, Shell is involved in CCS projects including the Quest project in Canada, the Mongstad test centre in Norway, and the Gorgon CO2 injection project in Australia. In 2012, we submitted a proposal for a project in Peterhead, in the UK, to store CO2 in a depleted gas reservoir in the North Sea. In 2014, Shell signed an agreement with the UK government to progress detailed design of the Peterhead CCS project. It could potentially capture and store around 10 million tonnes of CO2 over 10 years from a gas-fired power station. The current projects are part of an important demonstration phase for CCS, during which government support is essential. Initiatives such as the United Nations’ acceptance of CCS as an offsetting activity under the Clean Development Mechanism are a positive step in progressing such technologies.

We continue to work on improving energy efficiency at our oil and gas production projects, oil refineries and chemical plants. Measures include our CO2 and energy management programme that focuses on the efficient operation of existing equipment by using monitoring systems which give us instant information that we can use to make energy-saving changes.

In addition, we work to help our customers conserve energy and reduce their CO2 emissions, including through the development and sale of advanced fuels and lubricants.

The flaring, or burning off, of gas in our Upstream business contributed to our overall greenhouse gas emissions in 2013. The majority of this flaring takes place at facilities where there is no infrastructure to capture the gas produced with oil, known as associated gas. Most of the continuous flaring takes place in Nigeria, where the security situation and lack of partner funding continues to slow progress on projects to capture associated gas. The Shell Petroleum Development Company of Nigeria Ltd (SPDC) has a multi-year programme in place to install new gas-gathering facilities and repair existing facilities damaged during the

55	SHELL ANNUAL REPORT AND FORM 20-F 2013	ENVIRONMENT AND SOCIETY

militant crisis of 2006 to 2009, although progress in 2013 was hindered due to deterioration of the security situation in the Niger Delta. SPDC is also working on projects to further reduce flaring. Progress will depend on continued partner support, the local security conditions and the development of an effective market for gas in Nigeria.

In line with increased oil production, the amount of flaring of natural gas produced with oil at Majnoon, in Iraq, increased during 2013. We expect gas flaring from these operations to continue to rise in coming years as oil production increases. We are working with our joint-venture partners to evaluate options to capture the gas that is flared during operations, for use in power generation. In May 2013, the Basrah Gas Company (BGC) commenced operations in the south of Iraq. BGC is a joint venture between Shell, South Gas Company and Mitsubishi Corporation. It is the largest gas project in Iraq’s history and the world’s largest flaring reduction project. BGC aims to capture associated gas that is currently being flared from three non-operated oil fields in southern Iraq (Rumaila, West Qurna 1 and Zubair) for use in the domestic market.

Greenhouse gas emissions data are provided below in accordance with UK regulations introduced in 2013. Greenhouse gas emissions comprise carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride. The data are calculated using locally regulated methods where they exist. Where there is no locally regulated method, the data are calculated using the 2009 API Compendium which is the recognised industry standard under the GHG Protocol Corporate Accounting and Reporting Standard. There are inherent limitations to the accuracy of such data. Oil and gas industry guidelines (IPIECA/API/OGP) indicate that a number of sources of uncertainty can contribute to the overall uncertainty of a corporate emissions’ inventory.

GREENHOUSE GAS EMISSIONS	2013
Emissions	million tonnes of CO2 equivalent
Direct [A]	73
Energy indirect [B]	10

Intensity ratios	tonne/tonne
All facilities [C]	0.22
Downstream refineries [D]	0.30
Upstream facilities [E]	0.12

[A] Emissions from the combustion of fuel and the operation of facilities.

[B] Emissions from the purchase of electricity, heat, steam and cooling for our own use.

[C] In tonnes of total direct and energy indirect emissions per tonne of crude oil and feedstocks processed and petrochemicals produced in Downstream manufacturing, and oil and gas produced and gas processed by gas-to-liquid facilities in Upstream. The regulations require the reporting of a ratio which expresses the annual emissions in relation to a quantifiable factor associated with our activities. However, oil and gas industry guidelines (IPIECA/API/OGP) state that only presenting normalised environmental performance data separately for different business activities would generally provide meaningful information. As a result, we are also reporting the most appropriate ratio for our Downstream and Upstream businesses.

[D] In tonnes of direct and energy indirect emissions per tonne of crude oil and feedstocks processed. The ratio includes chemical plants where they are integrated with refineries.

[E] In tonnes of direct and energy indirect emissions per tonne of oil and gas produced. The ratio excludes gas-to-liquids facilities.

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

Shell also maintains site-specific emergency response plans in the event of an onshore spill. Like the offshore response plans, these are designed to meet Shell guidelines as well as relevant legal and regulatory requirements. They also provide for the initial assessment of incidents and the mobilisation of resources needed to manage them.

In 2013, the number of operational spills of more than 100 kilograms decreased to 174, down from 207 in 2012. The number for 2012 was updated to 207 from 204 to reflect the completion of investigations into spills. At the end of February 2014, there were six spills under investigation in Nigeria that may result in adjustments.

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

In 2011, the United Nations Environment Programme (UNEP) released a study of oil spills in Ogoniland, where SPDC operated until 1993. SPDC accepted the recommendations of the UNEP report, and has established an independent scientific advisory panel to review SPDC practices in the rehabilitation and remediation of oil spill sites in the Niger Delta. In July 2012, the Federal Government of Nigeria established the Hydrocarbon Pollution Restoration Project – an essential first step to implement the recommendations of the UNEP report. Since the release of the UNEP report, SPDC has investigated the 15 sites identified in the report and, where required, they have been remediated despite cases of re-contamination from oil theft and illegal refining. The sites were subsequently certified by the local regulatory body as being in compliance with both soil and groundwater remediation requirements. In addition, SPDC has initiated a quarterly post-certification monitoring process for all 15 sites designed to detect re-contamination in a timely manner. SPDC has also undertaken a range of interim activities in Ogoniland where it was free to do so, including helping fund the provision of emergency water supplies and installing permanent water facilities in one affected area, launching a community health outreach programme across Ogoniland, and cleaning up a number of sites. The response to the UNEP report requires a joint effort by all stakeholders, and SPDC intends to play its full part.

HYDRAULIC FRACTURING

Over the last decade, we have expanded our onshore oil and gas portfolio using advances in technology to access previously uneconomic tight-oil and gas resources, including those locked in shale formations.

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

56	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

ENVIRONMENT AND SOCIETY CONTINUED

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

There have been reports linking hydraulic fracturing to earth tremors. Most seismic events occur naturally due to motion along faults under stress in the earth’s crust. Some areas are more seismically active than others. While around 1 million wells in the USA have been hydraulically fractured, there have been relatively few reported cases of seismicity detected at the surface near the time and vicinity of such operations. Shell analyses publicly available seismic, geologic and geophysical data to determine historical seismicity in areas where we plan to operate, and if seismic activity beyond historic levels is detected, we will investigate and review our operations.

Some jurisdictions are considering more stringent permitting, well-construction and other regulations relating to fracturing, as well as local bans and other land use restrictions. Such regulations could subject our operations to delays, increased costs or prohibitions. We have adopted a set of five operating principles for all our onshore tight-gas and oil activities. Our minimum current standards exceed the existing regulatory requirements of most jurisdictions.

OIL SANDS

We are developing mineable oil sands resources in Alberta, Canada. We use warm water to remove bitumen, which is a heavy oil. Tailings are the residual by-products that remain after the bitumen is separated from the mined oil sands ore. They are composed of some residual bitumen, water, sand, silt, heavy metals, and clay particles. Tailings are stored in an above-ground tailings pond or in mined-out pits. Tailings contain naturally occurring chemicals that are toxic. We monitor them continuously, assess their potential environmental impact, and take measures to protect wildlife and to prevent contamination of surface water and groundwater. The tailings management areas at the Athabasca Oil Sands Project’s Muskeg River and Jackpine mines cover an area of approximately 24 square kilometres.

The land that is mined must be reclaimed – for example, through revegetation or reforestation – to a capability equivalent to that which existed prior to development, as required by the Alberta government.

When dried, tailings are blended and treated to produce material suitable for use in land reclamation. We continue to experience challenges with regard to certain tailings that are fine and have a high liquid content. We are working with the Alberta Energy Regulator to ensure that we are in compliance with all oil sands regulatory requirements, including those regarding tailings.

We also continue to work on tailings technology and collaborate with research institutions and other operators to advance solutions and ultimately accelerate the pace of land reclamation.

In late 2010, we found water at the bottom of a section of a pit at the Muskeg River Mine. The water was confirmed to be saline and to originate from an aquifer below the mine pit. There has been no inflow from or outflow to the aquifer since January 2012 and we continue to work closely with industry experts to develop a permanent solution. The water is contained within a segregated area in the pit.

EXPLORATION IN ALASKA

We hold more than 410 federal leases for exploration in the Beaufort and Chukchi seas in Alaska. We previously operated for almost 50 years in Alaska, including in both these seas, until 1998. We are therefore familiar with these shallow waters and the hydrocarbon reservoirs beneath them, which are of relatively low pressure. Our preparations to explore for oil in 2012 followed a number of years of work to lay the foundations for the responsible development of the area’s potential resources. We have worked closely with regulators, local communities and other organisations as we move forward in the face of a changing regulatory environment.

To prepare for drilling off the coast of Alaska, we have developed a thorough oil spill response capability that includes capping and containment equipment, and oil spill response vessels.

In 2012, we completed top-hole drilling operations. These were conducted safely and in an environmentally responsible manner. This work has prepared the ground for continued drilling. However, there were challenges. For example, in consistently meeting all requirements of U.S. Environmental Protection Agency air permits and in moving the Kulluk drilling rig out of Alaska after the drilling season ended. In 2013, we paused our exploration drilling activity in Alaska’s Beaufort and Chukchi seas to prepare equipment and plans for a resumption of activity.

The U.S. Coast Guard (USCG) is expected to issue a final report in 2014 on its Marine Casualty Investigation related to the grounding of the Kulluk. The USCG and the U.S. Department of Justice are conducting an investigation of potential marine pollution violations by one of Shell’s drilling contractors. The timing of the conclusion and outcome of these investigations is unknown.

A US Ninth Circuit Court decision against the Department of the Interior in January 2014 raises obstacles to our plans for drilling offshore Alaska. As a result, we have decided to suspend our exploration programme for Alaska for 2014. We will look to relevant agencies and the court to resolve their open legal issues as quickly as possible, and review our options in going forward. If the legal and regulatory obstacles are sufficiently resolved, the next steps of our exploration programme will be determined by the readiness of our offshore Alaska fleet and the timeline to secure necessary permits.

WATER

Global demand for fresh water is growing while access to fresh water is becoming more constrained in some parts of the world. It is estimated by the United Nations that by 2025 two-thirds of the world’s population will live in areas where the demand for fresh water exceeds the available supply, or where the water’s poor quality restricts its use.

57	SHELL ANNUAL REPORT AND FORM 20-F 2013	ENVIRONMENT AND SOCIETY

As world energy demand rises, the energy industry is becoming one of the larger industrial consumers of fresh water globally. Shell’s water footprint may expand in the future with the further development of shale oil and gas, oil sands, and our biofuel business. A combination of increasing demand for water resources, growing stakeholder expectations and concerns, and water-related legislation may drive actions that affect our ability to secure access to fresh water and to discharge water from our operations.

At our major facilities in water-scarce areas, we are developing water-management plans that include ways to minimise water use and increase water recycling.

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

Our Pearl GTL plant in Qatar does not take fresh water from its arid surroundings, and water produced in the GTL manufacturing process is recycled in the operation.

BIOFUELS

The international market for biofuels is growing, driven largely by the introduction of new energy policies in Europe and the USA that call for more renewable, lower-carbon fuels for transport. Shell predicts that biofuels will increase from 3% of the global transport fuel mix today to around 10% by 2050. Sustainable biofuels are expected to play an increasingly important role in helping to meet our customers’ fuel needs and reduce CO2 emissions.

Sustainability challenges exist with today’s biofuels. These include: CO2 emissions that vary according to the raw materials, and the production and distribution processes used; competition with food crops for available land; and labour rights.

We are one of the world’s largest biofuels producers. We include our own long-established sustainability clauses in our supply contracts and, where possible, we source biofuels that have been certified against internationally recognised sustainability standards. These clauses are designed to prevent the sourcing of biofuels from suppliers that may not abide by human rights guidelines, or that may have cleared land rich in biodiversity.

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

We place a premium on developing effective technologies that are also safe for the environment. However, when operating at the forefront of technology, there is always the possibility that a new technology brings with it environmental impacts that have not been assessed, foreseen or determined to be harmful, when originally implemented. While we believe we take all reasonable precautions to limit these risks, we are subject to additional remedial environmental and litigation costs as a result of our operations’ unknown and unforeseen impacts on the environment. Although these costs have so far not been material to Shell, no assurance can be made that this will always be the case.

In this regard, as oil and gas fields mature, it is possible in certain circumstances for seismic activity to increase based on the unique geology of individual fields. For example, after more than 60 years of developing the Groningen gas field in the Netherlands, seismic activity has recently increased leading to measurable earth tremors. Our Dutch joint venture will follow the production plan that is expected to be formally approved in 2014 by the Minister of Economic Affairs of the Netherlands.

NEIGHBOURING COMMUNITIES AND HUMAN RIGHTS

Earning the trust of local communities is essential to the success of our projects and operations. We have global requirements for social performance – how we perform in our relationship with communities. The requirements set clear rules and expectations for how we engage with and respect communities that may be impacted by our operations. Shell-operated major projects and facilities are required to have a social performance plan. This helps the business to understand the social context in which we plan to operate, identifies potential negative effects on the community, and manages impacts. In addition, we have specific requirements intended to minimise our impact on indigenous peoples’ traditional lifestyles, and on handling involuntary resettlement and community feedback.

Shell has long been involved with developments in business and human rights in line with the UN Guiding Principles on Business and Human Rights. The Shell General Business Principles and Code of Conduct require our employees and contractors to respect the human rights of fellow workers and communities where we operate.

We have specific policies in place in areas across Shell’s activities where respect for human rights is particularly important to the way we operate, such as communities, labour, procurement and security. We also work with other companies and non-governmental organisations to improve the way we apply these principles. Our approach to human rights helps us operate in a responsible way, delivering projects without delays and minimising the social impacts of our operations. It also enables us to better share the benefits of our activities, such as creating new jobs and contracts that help develop local economies.

Strategic Report signed on behalf of the Board /s/ Michiel Brandjes
Michiel Brandjes
Company Secretary
March 12, 2014

58	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

GOVERNANCE

THE BOARD OF ROYAL DUTCH SHELL PLC

JORMA OLLILA

Chairman

Born August 15, 1950. A Finnish national, appointed Chairman of the Company with effect from June 2006.

From 1999 to 2006, he was Chairman and Chief Executive Officer of Nokia, and continued as Chairman until 2012. He was President and Chief Executive Officer of Nokia from 1992 to 1999 and President of Nokia Mobile Phones from 1990 to 1992, after serving as Senior Vice President, Finance from 1986. He joined Nokia in 1985 as Vice President of International Operations after starting his career at Citibank in London and Helsinki.

He is Chairman of the Board of Directors of Outokumpu Oyj, having been appointed in March 2013.

Chairman of the Nomination and Succession Committee

HANS WIJERS

Deputy Chairman and Senior Independent Director

Born January 11, 1951. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2009.

He was Chief Executive Officer and Chairman of the Board of Management of Akzo Nobel N.V. from 2003 to 2012, having become a Board member in 2002. From 1999 to 2002, he was a Senior Partner at The Boston Consulting Group. He was Dutch Minister for Economic Affairs from 1994 to 1998, and was previously Managing Partner of The Boston Consulting Group. He obtained a PhD in economics from Erasmus University Rotterdam while teaching there.

He is a Non-executive Director of GlaxoSmithKline plc, having started this role in April 2013. He is Chairman of the Supervisory Board of AFC Ajax N.V., Chairman of the Supervisory Board of Heineken N.V., and a trustee of various charities.

Chairman of the Remuneration Committee and Member of the Nomination and Succession Committee

BEN VAN BEURDEN

Chief Executive Officer

Born April 23, 1958. A Dutch national, appointed Chief Executive Officer with effect from January 1, 2014.

He was Downstream Director from January to September 2013. Previously he was Executive Vice President Chemicals from December 2006, when he served on the boards of a number of leading industry associations, including the International Council of Chemicals Associations and the European Chemical Industry Council. Prior to this, he held a number of operational and commercial roles in both Upstream and Downstream, including Vice President Manufacturing Excellence.

He joined Shell in 1983, after graduating with a Master’s Degree in Chemical Engineering from Delft University of Technology, the Netherlands.

SIMON HENRY

Chief Financial Officer

Born July 13, 1961. A British national, appointed Chief Financial Officer of the Company with effect from May 2009.

He was Chief Financial Officer for Exploration & Production from 2004 to 2009, and was Head of Group Investor Relations from 2001 to 2004. Prior to these roles, he held various finance posts including Finance Manager of Marketing in Egypt, Controller for the Upstream business in Egypt, Oil Products Finance Adviser for Asia-Pacific, Finance Director for the Mekong Cluster, and General Manager Finance for the South East Asian Retail business.

He joined Shell in 1982 as an engineer at the Stanlow refinery in the UK. In 1989, he qualified as a member of the Chartered Institute of Management Accountants.

JOSEF ACKERMANN

Non-executive Director

Born February 7, 1948. A Swiss national, appointed a Non-executive Director of the Company with effect from May 2008.

From 2012 to August 2013, he was Chairman of the Board of Directors of Zurich Insurance Group Limited and of Zurich Insurance Company Limited. He was Chairman of the Management Board and of the Group Executive Committee of Deutsche Bank AG from 2006 and 2002 respectively until 2012, having joined the Management Board in 1996 with responsibility for the investment banking division. From 2003 to September 2013, he was a member of the Supervisory Board of Siemens AG. He started his professional career in 1977 at Schweizerische Kreditanstalt (SKA) where he held a variety of positions in corporate banking, foreign exchange/money markets, treasury and investment banking. He joined SKA’s Executive Board in 1990, serving as President from 1993 to 1996.

He is Vice-Chairman of the Board of Directors of Belenos Clean Power Holding Limited, and a member of the boards of directors of EQT Holdings AB, Investor AB and Renova Management AG, and of a number of advisory boards. He also has various roles in several foundations and academic institutions.

Member of the Nomination and Succession Committee and the Remuneration Committee

GUY ELLIOTT

Non-executive Director

Born December 26, 1955. A British national, appointed a Non-executive Director of the Company with effect from September 2010.

He was Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited from 2002 to April 2013, and remained Senior Executive Director of these companies until the end of 2013. He joined Rio Tinto Group in

1980 and held a variety of marketing, strategy and general management positions, including Head of Business Evaluation and President of Rio Tinto Brasil. Prior to this, he worked in investment banking and gained an MBA at INSEAD. From 2007 to 2010, he was a Non-executive Director of Cadbury plc, serving as Chairman of its Audit Committee from 2008 to 2009 and as Senior Independent Director from 2008 to 2010.

59	SHELL ANNUAL REPORT AND FORM 20-F 2013	THE BOARD OF ROYAL DUTCH SHELL PLC

He is a member of the UK Takeover Panel, which he joined in 2012, and was appointed Chairman of the Code Committee with effect from February 1, 2014. He is Deputy Chairman and Senior Independent Director of SABMiller plc, having been appointed a Non-executive Director in July 2013.

Chairman of the Audit Committee

CHARLES O. HOLLIDAY

Non-executive Director

Born March 9, 1948. A US national, appointed a Non-executive Director of the Company with effect from September 2010.

He was Chief Executive Officer of DuPont from 1998 to 2009, and Chairman from 1999 to 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year, Tokyo-based posting as President of DuPont Asia/Pacific. He has served as Chairman of the World Business Council for Sustainable Development, Chairman of The Business Council, Chairman of Catalyst, Chairman of the Society of Chemical Industry – American Section, and is a founding member of the International Business Council.

He is Chairman of the Board of Directors of Bank of America Corporation and a Director of Deere & Company.

Chairman of the Corporate and Social Responsibility Committee and Member of the Remuneration Committee

GERARD KLEISTERLEE

Non-executive Director

Born September 28, 1946. A Dutch national, appointed a Non-executive Director of the Company with effect from November 2010.

He was President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips N.V. from 2001 to 2011. Having joined Philips in 1974, he held several positions before being appointed as Chief Executive Officer of Philips’ Components division in 1999, and Executive Vice-President of Philips in 2000. From 2010 to 2013, he was a Director of Dell Inc.

He is Chairman of Vodafone Group plc and a member of the Supervisory Board of Daimler AG.

Member of the Audit Committee

SIR NIGEL SHEINWALD GCMG

Non-executive Director

Born June 26, 1953. A British national, appointed a Non-executive Director of the Company with effect from July 2012.

He was a senior British diplomat who served as British Ambassador to the USA from 2007 to 2012, before retiring from the Diplomatic Service. Prior to this, he served as Foreign Policy and Defence Adviser to the Prime Minister, and Head of the Cabinet Office Defence and Overseas Secretariat. He served as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. He joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow, and in a wide range of policy roles in London.

He is a Senior Adviser to the Universal Music Group and a Visiting Professor at King’s College, London.

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

Member of the Audit Committee

GERRIT ZALM

Non-executive Director

Born May 6, 1952. A Dutch national, appointed a Non-executive Director of the Company with effect from January 1, 2013.

He was an adviser to PricewaterhouseCoopers during 2007, Chairman of the trustees of the International Accounting Standards Board from 2007 to 2010, an adviser to Permira from 2007 to 2008, and Chief Financial Officer of DSB Bank from 2007 to 2009. He was the Minister of Finance of the Netherlands twice, from 1994 to 2002 and from 2003 to 2007. In between, he was Chairman of the parliamentary party of the VVD. Prior to 1994, he was head of the Netherlands Bureau for Economic Policy Analysis, a professor at Vrije Universiteit Amsterdam and held various positions at the Ministry of Finance and at the Ministry of Economic Affairs. He studied General Economics at Vrije Universiteit Amsterdam and received an Honorary Doctorate in Economics from this university.

He is Chairman of the Board of Management of ABN AMRO Bank N.V., a position he has held since 2010.

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

60	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

SENIOR MANAGEMENT

The Senior Management of the Company comprises the Executive Directors and those listed below. All are members of the Executive Committee (see page 67).

JOHN ABBOTT

Downstream Director

Born March 24, 1960. A British national, appointed Downstream Director with effect from October 1, 2013. Previously he was Executive Vice President Manufacturing, responsible for oil refineries and petrochemicals plants world-wide. He joined Shell in 1981, and has held a variety of management positions in refining, chemicals and upstream heavy oil, working in Canada, the Netherlands, Singapore, Thailand, the UK, and the USA.

MATTHIAS BICHSEL

Projects & Technology Director

Born July 24, 1954. A Swiss national, appointed Projects & Technology Director with effect from July, 2009. Previously, he was Executive Vice President Development and Technology, being responsible for delivering reserves and production from new upstream projects, as well as providing technology applications and research via Shell’s Upstream technology organisation.

ANDREW BROWN [A]

Upstream International Director

Born January 29, 1962. A British national, appointed Upstream International Director with effect from April, 2012. Previously he was Executive Vice President for Shell’s activities in Qatar and a member of the Upstream International Leadership Team. He was awarded the Order of the British Empire in 2012 for his services to British-Qatari business relations.

[A] With effect from January 20, 2014, Maarten Wetselaar, Executive Vice President Integrated Gas, is acting Upstream International Director whilst Andrew Brown is on recuperation leave following a medical procedure.

DONNY CHING

Legal Director

Born February 14, 1964. A Malaysian national, appointed Legal Director with effect from February 10, 2014. Previously, he was General Counsel for the Project & Technology business based in the Netherlands. He joined Shell in 1988 based in Australia, moving to Hong Kong and later to London. In 2004, he was appointed Associate General Counsel for the Gas & Power business in Asia-Pacific and in 2008 became Head of Legal of Shell Singapore.

HUGH MITCHELL

Chief Human Resources & Corporate Officer

Born February 13, 1957. A British national, appointed Chief Human Resources & Corporate Officer with effect from July, 2009. In 1997, he became HR Vice President for the Global Oil Products business and in 2003 was appointed Director International, one of the Royal Dutch/ Shell Group’s Corporate Centre Directors. In 2005, he was appointed Human Resources Director of Shell.

MARVIN ODUM

Upstream Americas Director

Born December 13, 1958. A US national, appointed Upstream Americas Director with effect from July, 2009. Previously, he was Executive Vice President for the Americas for Shell Exploration & Production. He was appointed President of Shell Oil Company in 2008, having served as Executive Vice President since 2005 with responsibility for Shell’s Exploration & Production businesses in the western hemisphere.

MAARTEN WETSELAAR [B]

Acting Upstream International Director

Born December 30, 1968. A Dutch national, appointed acting Upstream International Director with effect from January 20, 2014. He was appointed Executive Vice President Integrated Gas in January 2013, having previously been Executive Vice President Finance Upstream International.

[B] With effect from January 20, 2014, Maarten Wetselaar, Executive Vice President Integrated Gas, is acting Upstream International Director whilst Andrew Brown is on recuperation leave following a medical procedure.

61	SHELL ANNUAL REPORT AND FORM 20-F 2013	DIRECTORS’ REPORT

DIRECTORS’ REPORT

MANAGEMENT REPORT

This Directors’ Report, together with the “Strategic Report” on pages 6-57, serves as the Management Report for the purpose of Disclosure and Transparency Rule 4.1.8R.

FINANCIAL STATEMENTS AND DIVIDENDS

The “Consolidated Statement of Income” and “Consolidated Balance Sheet” can be found on pages 101 and 102 respectively.

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

The Company has a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends, if approved by the Board. Only new A shares are issued under the programme, including to shareholders who hold B shares. Full details of the programme can be found at www.shell.com/dividend.

The Directors have announced a fourth-quarter interim dividend as set out in the table below, payable on March 27, 2014, to shareholders on the Register of Members at close of business on February 14, 2014. The closing date for scrip election and dividend currency election was February 28, 2014 [B]. The euro and sterling equivalents announcement date was March 7, 2014.

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

Each of the Directors, whose names and functions can be found on pages 58-59, confirms that, to the best of their knowledge:

■	the financial statements, which have been prepared in accordance with IFRS as adopted by the EU, and with IFRS as issued by the IASB, give a true and fair view of the assets, liabilities, financial position and profit of Shell and the Company; and
■	the Management Report includes a fair review of the development and performance of the business and the position of Shell, together with a description of the principal risks and uncertainties that it faces.

Furthermore, so far as each of the Directors is aware, there is no relevant audit information of which the auditors are unaware, and each of the Directors has taken all the steps that ought to have been taken in order to become aware of any relevant audit information and to establish that the auditors are aware of that information.

DIVIDENDS								2013
	A shares			B shares[A]			A ADSs	B ADSs
	$	€	pence	$	pence	€	$	$
Q1	0.45	0.3411	28.99	0.45	28.99	0.3411	0.90	0.90
Q2	0.45	0.3406	28.67	0.45	28.67	0.3406	0.90	0.90
Q3	0.45	0.3290	27.51	0.45	27.51	0.3290	0.90	0.90
Q4	0.45	0.3244	26.88	0.45	26.88	0.3244	0.90	0.90
Total announced in respect of the year	1.80	1.3351	112.05	1.80	112.05	1.3351	3.60	3.60
Amount paid during the year		1.3421	113.96		113.96	1.3421	3.56	3.56

[A] It is expected that holders of B shares will receive dividends through the dividend access mechanism applicable to such shares. The dividend access mechanism is described more fully on pages 70-71.

62	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

DIRECTORS’ REPORT CONTINUED

The Directors consider that the Annual Report including the financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess Shell’s performance, business model and strategy.

The Directors are responsible for the maintenance and integrity of the Shell website (www.shell.com). Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

GOING CONCERN

The “Strategic Report” includes information about Shell’s financial strategy, financial condition, and liquidity and cash flows, as well as the factors, including the principal risks, likely to affect Shell’s future development. Further information on the management of Shell’s capital structure and use of financial instruments to support its operating plan can be found in Notes 15 and 20 to the “Consolidated Financial Statements” respectively.

Shell’s operating plan for the foreseeable future demonstrates its ability to operate its cash-generating activities, selling products to a diversified customer base. These activities are expected to generate sufficient cash to enable Shell to service its financing requirements, pay dividends and fund its investing activities. As a result, the Directors have a reasonable expectation that Shell has adequate resources to continue in operational existence for the foreseeable future and continue to adopt the going concern basis of accounting in preparing the financial statements contained in this Report.

REPURCHASES OF SHARES

On May 21, 2013, shareholders approved an authority, which will expire at the end of the 2014 AGM, for the Company to repurchase up to a maximum of 637 million of its shares (excluding purchases for employee share plans). During 2013, 144.9 million B shares with a nominal value of €10.1 million ($12.2 million) (2.3% of the Company’s issued share capital at December 31, 2013) were purchased for cancellation for a total cost of $5.0 billion including expenses, at an average price of $34.51 per B share. The purpose of the share buyback programme is to offset dilution created by the issuance of shares for the Company’s Scrip Dividend Programme.

From January 1, 2014, to February 18, 2014, a further 20.3 million B shares (0.3% of the Company’s issued share capital at December 31, 2013) were purchased for cancellation for a total cost of $0.8 billion including expenses, at an average price of $37.46 per B share.

The Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. A resolution will be proposed at the 2014 AGM to renew the authority for the Company to purchase its own share capital up to specified limits for a further year. More detail of this proposal is given in the Notice of the AGM.

BOARD OF DIRECTORS

The Directors during the year were Josef Ackermann, Guy Elliott, Simon Henry, Charles O. Holliday, Gerard Kleisterlee, Christine Morin-Postel (who stood down on May 21, 2013), Jorma Ollila, Sir Nigel Sheinwald, Linda G. Stuntz, Jeroen van der Veer (who stood down on May 21, 2013), Peter Voser (who stood down on December 31, 2013), Hans Wijers and Gerrit Zalm. [A]

[A] Ben van Beurden was appointed a Director with effect from January 1, 2014.

APPOINTMENT AND REAPPOINTMENT OF DIRECTORS

In line with the UK Corporate Governance Code, all Directors will retire at the 2014 Annual General Meeting (AGM) and, subject to the Articles of Association and their wish to continue as a Director of the Company, seek reappointment by shareholders. This will include Ben van Beurden who was appointed as a Director of the Company by the Board with effect from January 1, 2014. Josef Ackermann will not be seeking reappointment and will be standing down at the close of business of the 2014 AGM after having served as a Non-executive Director since May 2008. Shareholders will also be asked to vote on the appointment of Euleen Goh and Patricia A. Woertz as Directors of the Company with effect from September 1, 2014, and June 1, 2014, respectively.

The biographies of all current Directors are given on pages 58-59 and, for those seeking appointment or reappointment, also in the Notice of the AGM. Details of the Executive Directors’ contracts can be found on page 84 and copies are available for inspection from the Company Secretary. Furthermore, a copy of the form of these contracts has been filed with the U.S. Securities and Exchange Commission as an exhibit.

The terms and conditions of appointment of Non-executive Directors are set out in their letters of appointment with the Company which, in accordance with the UK Corporate Governance Code, are available for inspection from the Company Secretary.

No Director is, or was, materially interested in any contract subsisting during or at the end of the year that was significant in relation to the Company’s business. See also “Related party transactions” below.

DIRECTORS’ INTERESTS

The interests (in shares of the Company or calculated equivalents) of the Directors in office at the end of the year, including any interests of a “connected person” (as defined in the Disclosure and Transparency Rules of the UK’s Financial Conduct Authority), can be found in the “Directors’ Remuneration Report” on pages 92-93.

Changes in Directors’ share interests during the period from December 31, 2013, to March 12, 2014, including changes in the interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan and the share option plans, can also be found in the “Directors’ Remuneration Report” on pages 92-93.

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

POLITICAL CONTRIBUTIONS

No donations were made by the Company or any of its subsidiaries to political parties or organisations during the year. Shell Oil Company administers the non-partisan Shell Oil Company Employees’ Political Awareness Committee (SEPAC), a political action committee registered with the US Federal Election Commission. Eligible employees may make voluntary personal contributions to the SEPAC.

63	SHELL ANNUAL REPORT AND FORM 20-F 2013	DIRECTORS’ REPORT

RECENT DEVELOPMENTS AND POST-BALANCE SHEET EVENTS

Recent developments and post-balance sheet events are given in Note 29 to the “Consolidated Financial Statements”.

LIKELY FUTURE DEVELOPMENTS

Information relating to likely future developments can be found in the “Strategic Report”.

RESEARCH AND DEVELOPMENT

Shell carries out its research and development programmes in a worldwide network of technology centres complemented by external partnerships. The main technology centres are in India, the Netherlands and the USA, with other centres in Canada, China, Germany, Norway, Oman and Qatar. Further details of Shell’s research and development, including expenditure, can be found in the “Strategic Report” on page 10 as well as in the “Consolidated Statement of Income”.

DIVERSITY AND INCLUSION

Information concerning diversity and inclusion can be found in the “Strategic Report” on page 52.

EMPLOYEE COMMUNICATION AND INVOLVEMENT

Information concerning employee communication and involvement can be found in the “Strategic Report” on page 52.

CORPORATE SOCIAL RESPONSIBILITY

A summary of Shell’s approach to corporate social responsibility can be found in the “Strategic Report” on pages 54-57. Further details will be available in the Shell Sustainability Report 2013.

GREENHOUSE GAS EMISSIONS

Information relating to greenhouse gas emissions can be found in the “Strategic Report” on page 55.

FINANCIAL RISK MANAGEMENT, OBJECTIVES AND POLICIES

Descriptions of the use of financial instruments and Shell’s financial risk management objectives and policies, and exposure to market risk (including price risk), credit risk and liquidity risk can be found in Note 20 to the “Consolidated Financial Statements”.

UK TAKEOVERS DIRECTIVE INFORMATION

Share capital

The Company’s issued share capital as at December 31, 2013, is set out in Note 11 to the “Parent Company Financial Statements”. The percentage of the total issued share capital represented by each class of share is given below. Other disclosure requirements pursuant to the UK Takeovers Directive can be found below and on pages 70-73.

SHARE CAPITAL PERCENTAGE	%
Share class
A ordinary	61.19
B ordinary	38.81
Sterling deferred	de minimis

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

Significant shareholdings

Information concerning significant shareholdings can be found on page 180.

Articles of Association

Information concerning the Articles of Association can be found on pages 70-73.

AUDITORS

PricewaterhouseCoopers LLP has signified its willingness to continue in office and a resolution for its reappointment will be proposed at the 2014 AGM.

CORPORATE GOVERNANCE

The Company’s statement on corporate governance is included in the “Corporate governance” report and is incorporated in this Directors’ Report by way of reference.

ANNUAL GENERAL MEETING

The Annual General Meeting (AGM) will take place on May 20, 2014, at the Circustheater, Circusstraat 4, The Hague, The Netherlands. Details of the business to be put to shareholders at the AGM can be found in the Notice of the Annual General Meeting.

Signed on behalf of the Board /s/ Michiel Brandjes
Michiel Brandjes
Company Secretary
March 12, 2014

64	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

CORPORATE GOVERNANCE

Dear Shareholders,

I am pleased to introduce this report which describes our governance arrangements and explains how they operated during the year. We are for the first time required to report against the 2012 version of the Financial Reporting Council’s Corporate Governance Code, and I can report that we were fully compliant in 2013.

A requirement of the new Code is that the Board must state that it considers the Annual Report including the financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the company’s performance, business model and strategy. We have taken this responsibility very seriously and have strived to apply this principle throughout the Report. In making our judgement, we were supported by advice from the Audit Committee, which this year has produced a separate report signed by the Chairman of that Committee (see pages 74-75).

As Chairman of the Nomination and Succession Committee, I am very mindful of my responsibility for succession planning. Following the decision by Peter Voser to stand down as Chief Executive Officer at the end of 2013, the Committee conducted a thorough search of internal and external candidates with the assistance of an external search consultant, and we were delighted to announce the appointment of Ben van Beurden, formerly Downstream Director, as Peter’s successor with effect from January 1, 2014. During the year, the Committee has also been busy seeking suitable candidates for Non-executive Directors, and we were delighted to announce in January that Euleen Goh and Patricia A. Woertz have both agreed to join the Board, subject to shareholder approval at the forthcoming Annual General Meeting, with effect from September 1, 2014, and June 1, 2014, respectively. More recently we announced that Josef Ackermann has decided to stand down as a Non-executive Director at the Annual General Meeting, and I would like to take this opportunity to thank him for his distinguished service to the Company.

The Board and the Nomination and Succession Committee continue to be aware of the importance of diversity within the Boardroom and believe that maintaining an appropriate balance of experience, skills, knowledge and backgrounds is key to effective Board performance. The Board believes gender diversity is an important element of this mix and we have stated our aim that by 2015 at least 25% of the Directors will be women. This is in line with the recommendations of the report by Lord Davies of Abersoch entitled Women on Boards (Davies Report) and, should shareholders approve the appointment of Euleen Goh and Patricia A. Woertz referred to above, we will have met our aim.

Towards the end of the year, the Board conducted its annual evaluation of its own performance, the Board committees and individual directors. As in previous years, this was led by the Nomination and Succession Committee; however, on this occasion the process was externally facilitated. Once again the process was extremely insightful for us all, and the independent element brought by the external facilitator gave a useful dimension to our discussions.

We are committed to the highest standards of corporate governance and believe they are important for the long-term success of the Company. I would like to thank my fellow Directors for their support in helping achieve these standards during the year.

Jorma Ollila

Chairman

March 12, 2014

STATEMENT OF COMPLIANCE

The Board confirms that throughout the year the Company has applied the main principles and complied with the relevant provisions set out in the UK Corporate Governance Code (the Code) issued by the Financial Reporting Council in September 2012. In addition to complying with applicable corporate governance requirements in the UK, the Company must follow the rules of Euronext Amsterdam as well as Dutch securities laws because of its listing on that exchange. The Company must likewise follow US securities laws and the New York Stock Exchange (NYSE) rules and regulations because its securities are registered in the USA and listed on the NYSE.

NYSE GOVERNANCE STANDARDS

In accordance with the NYSE rules for foreign private issuers, the Company follows home-country practice in relation to corporate governance. However, foreign private issuers are required to have an audit committee that satisfies the requirements of the U.S. Securities and Exchange Commission’s Rule 10A-3. The Company’s Audit Committee satisfies such requirements. The NYSE also requires a foreign private issuer to provide certain written affirmations and notices to the NYSE, as well as a summary of the significant ways in which its corporate governance practices differ from those followed by domestic US companies under NYSE listing standards (see NYSE Rule 303A.11). The Company’s summary of its corporate governance differences is given below and can be found at www.shell.com/investor.

Non-executive Director independence

The Board follows the provisions of the Code in determining Non-executive Director independence, which states that at least half of the Board, excluding the Chairman, should comprise Non-executive Directors determined by the Board to be independent. In the case of the Company, the Board has determined that all the Non-executive Directors as at the end of 2013 are wholly independent.

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

Shareholder approval of share-based compensation plans

The Company complies with the listing rules of the UK Listing Authority (UKLA), which require shareholder approval for the adoption of share-

65	SHELL ANNUAL REPORT AND FORM 20-F 2013	CORPORATE GOVERNANCE

based compensation plans which are either long-term incentive schemes in which one or more Directors can participate or schemes which involve or may involve the issue of new shares or the transfer of treasury shares. Under the UKLA rules, such plans cannot be changed to the advantage of participants without shareholder approval, except for certain minor amendments, for example to benefit the administration of the plan or to take account of tax benefits. The rules on the requirements to seek shareholder approval for share-based compensation plans, including those in respect of material revisions to such plans, may deviate from the NYSE listing standards.

Code of business conduct and ethics

The NYSE listing standards require that listed companies adopt a code of business conduct and ethics for all directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Company has adopted the Shell General Business Principles (see below), which satisfy the NYSE requirements. The Company also has internal procedures in place by which any employee can raise in confidence accounting, internal accounting controls and auditing concerns. Additionally, any employee can report concerns to management through a worldwide dedicated telephone line and website without jeopardising their position (see below).

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

SHELL GLOBAL HELPLINE

Employees, contract staff, third parties with whom Shell has a business relationship (such as customers, suppliers and agents), and any member of the public (including shareholders) may raise ethics and compliance concerns through the Shell Global Helpline. This is a worldwide confidential reporting mechanism, operated by an external third party, which is available 24 hours a day, seven days a week by telephone and at www.shell.com or www.compliance-helpline.com/shell.

BOARD STRUCTURE AND COMPOSITION

During 2013, the Board comprised the Chairman; two Executive Directors, namely the Chief Executive Officer and the Chief Financial Officer; and eight Non-executive Directors, including the Deputy Chairman and Senior Independent Director, except for the period from January 1 to May 21 when there were 10 Non-executive Directors [A]. A list of current Directors, including their biographies, can be found on pages 58-59.

[A] Christine Morin-Postel and Jeroen van der Veer stood down as Non-executive Directors on May 21, 2013. Peter Voser stood down as Chief Executive Officer on December 31, 2013, and was succeeded by Ben van Beurden.

The Board recognises its collective responsibility for the long-term success of the Company. Generally it meets eight times a year [B] and has a formal schedule of matters reserved to it. This includes: overall strategy and management; corporate structure and capital structure; financial reporting and controls, including approval of the Annual Report and Form 20-F, and interim dividends; oversight and review of risk management and internal controls; significant contracts; and succession planning and new Board appointments. The full list of matters reserved to the Board for decision can be found at www.shell.com/investor.

[B] See page 66 for the number of meetings held in 2013.

ROLE OF DIRECTORS

The roles of the Chairman, a non-executive role, and the Chief Executive Officer are separate, and the Board has agreed their respective responsibilities.

The Chairman is responsible for the leadership and management of the Board and for ensuring that the Board and its committees function effectively. One way in which this is achieved is by ensuring Directors receive accurate, timely and clear information. He is also responsible for agreeing and regularly reviewing the training and development needs of each Director (see “Induction and training” on page 66) which he does with the assistance of the Company Secretary.

The Chief Executive Officer bears overall responsibility for the implementation of the strategy agreed by the Board, the operational management of the Company and the business enterprises connected with it. He is supported in this by the Executive Committee, which he chairs (see page 67).

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

The Non-executive Directors bring a wide range and balance of skills and international business experience to Shell. Through their contribution to Board meetings and to Board committee meetings, they are expected to challenge constructively and help develop proposals on strategy and bring independent judgement on issues of performance and risk. Generally, prior to each meeting of the Board, the Chairman and the Non-executive Directors meet without the Executive Directors to discuss, among other things, the performance of individual Executive Directors. A number of Non-executive Directors also meet major shareholders from time to time.

The role of the Senior Independent Director is to provide a sounding board for the Chairman and to serve as an intermediary for the other Directors when necessary. The Senior Independent Director is available to shareholders if they have concerns which contact through the normal channels of Chairman, Chief Executive Officer or Chief Financial Officer has failed to resolve or for which such contact is inappropriate.

All the Non-executive Directors as at the end of 2013 are considered by the Board to be wholly independent. [A]

[A] Jeroen van der Veer, formerly a Non-executive Director who served as Chief Executive until his retirement from that role on June 30, 2009, stood down on May 21, 2013.

66	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

CORPORATE GOVERNANCE CONTINUED

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

SIGNIFICANT COMMITMENTS OF THE CHAIRMAN

The Chairman’s other significant commitments are given in his biography on page 58.

INDEPENDENT PROFESSIONAL ADVICE

All Directors may seek independent professional advice in connection with their role as a Director. All Directors have access to the advice and services of the Company Secretary. The Company has provided both indemnities and directors’ and officers’ insurance to the Directors in connection with the performance of their responsibilities. Copies of these indemnities and the directors’ and officers’ insurance policies are open to inspection. Copies of these indemnities have been previously filed with the U.S. Securities and Exchange Commission (SEC) and are incorporated by reference as an exhibit to this Report.

BOARD ACTIVITIES DURING THE YEAR

The Board met nine times during the year. Eight of the meetings were held in The Hague, the Netherlands, and one meeting was held in Johannesburg, South Africa. The agenda for each meeting included a number of regular items, including reports from each of the Board committees and from the Chief Executive Officer, the Chief Financial Officer and the other members of the Executive Committee. At most meetings the Board also considered a number of investment, divestment and financing proposals. During the year, the Board considered numerous strategic issues and approved each of the quarterly, half-year and full-year financial results and dividend announcements. Specific attention in 2013 was paid to matters and projects in Alaska, Iraq and Nigeria, and to asset integrity and process safety, deep-water strategy, trading, anti-bribery and corruption, risk management and control including security risk management, and safety and environmental performance. The Board received reports and presentations on all these subjects which it discussed and considered.

The Board also received regular reports from each of the Board committees and the various functions, including Finance (which includes Investor Relations), Health and Security, Human Resources, and Legal (which includes the Company Secretary).

INDUCTION AND TRAINING

Following appointment to the Board, Directors receive a comprehensive induction tailored to their individual needs. This includes site visits and meetings with senior management to enable them to build up a detailed understanding of Shell’s business and strategy, and the key risks and issues with which they are faced. In the case of Gerrit Zalm, who was appointed with effect from January 1, 2013, Director-specific briefing materials were made available and induction sessions were held with various functions and businesses. Site visits were undertaken to Shell operations in the Netherlands and South Africa and, as a member of the Corporate and Social Responsibility Committee, he also visited Shell operations in Alaska.

Throughout the year, regular updates on developments in legal matters, governance and accounting are provided to Directors. The Board regards site visits as an integral part of ongoing Director training. Additional training is available so that Directors can update their skills and knowledge as appropriate.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS

Attendance during 2013 for all Board and Board committee meetings is given in the table below.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS [A]
	Board	Audit Committee	Corporate and Social Responsibility Committee	Nomination and Succession Committee	Remuneration Committee
Josef Ackermann	9/9			6/6	6/6
Guy Elliott	9/9	6/6
Simon Henry	9/9
Charles O. Holliday	9/9		4/4		6/6
Gerard Kleisterlee	9/9	6/6
Christine Morin-Postel	3/3	2/3
Jorma Ollila	9/9			6/6
Sir Nigel Sheinwald	9/9		4/4
Linda G. Stuntz	9/9	6/6
Jeroen van der Veer	3/3		2/2
Peter Voser	9/9
Hans Wijers	9/9			6/6	6/6
Gerrit Zalm	9/9		4/4

[A] The first figure represents attendance and the second figure the possible number of meetings. For example, 7/8 signifies attendance at seven out of eight possible meetings. Where a Director stood down from the Board or a Board committee during the year, or was appointed during the year, only meetings before standing down or after the date of appointment are shown.

67	SHELL ANNUAL REPORT AND FORM 20-F 2013	CORPORATE GOVERNANCE

BOARD EVALUATION

During the year, the Board carried out a performance evaluation of itself, its Committees, the Chairman and each of the other Directors. As in previous years, this was led by the Nomination and Succession Committee. On this occasion, it engaged Lintstock Limited, a London-based corporate advisory firm with no other connection to the Company, as an external facilitator to assist in the process.

The process involved each Director completing a confidential online questionnaire designed by the external facilitator and the Nomination and Succession Committee. The completed questionnaires were available only to the facilitator, which prepared a report for each of the Chairman, the Deputy Chairman and the chairmen of the Board committees. The Chairman then held one-to-one interviews with each of the Directors to discuss the reports. In addition, the Deputy Chairman interviewed the Chairman, and the Board committee chairmen held one-to-one interviews with members of their respective committees.

In January 2014, the performance of the Board as a whole and the Board committees was discussed by the Nomination and Succession Committee and subsequently by the full Board. The discussions were led by the Chairman and focused on issues such as Board composition, time management, quality of support, succession planning, resource management, strategic oversight and risk management and control. Directors rated the performance of the Board in relation to each of these issues and made a number of suggestions going forward. These included giving a greater focus to strategic matters, industry trends and risk, and to increasing Board exposure to senior management below the level of the Executive Committee.

The performance evaluation of the Chairman was reviewed in a session led by the Deputy Chairman with attendance by all Directors except for the Chairman. Directors had previously answered questions concerning the performance of the Chairman in relation to communication and relationships with the Chief Executive Officer and other Directors, dealing with director-related issues, availability outside Board meetings, management of Board meetings, relationships with major shareholders, and relationships with other stakeholders. The Deputy Chairman reported that the Directors had commented favourably on the Chairman’s accessibility, consensual style and drive for a performance-led culture, and that the unanimous view of the Chairman’s performance in 2013 was positive.

The results of the evaluation of the Chief Executive Officer and the Chief Financial Officer were discussed by the Chairman and the Non-executive Directors.

EXECUTIVE COMMITTEE

The Executive Committee operates under the direction of the Chief Executive Officer in support of his responsibility for the overall management of the Company’s business and affairs. The Chief Executive Officer has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders’ general meeting.

The current composition of the Executive Committee is as follows:

EXECUTIVE COMMITTEE
Ben van Beurden	Chief Executive Officer [A][B][C]
Simon Henry	Chief Financial Officer [A][B]
John Abbott	Downstream Director [B][D]
Matthias Bichsel	Projects & Technology Director [B]
Andrew Brown	Upstream International Director [B][E]
Donny Ching	Legal Director [B][F]
Hugh Mitchell	Chief Human Resources & Corporate Officer [B]
Marvin Odum	Upstream Americas Director [B]
Maarten Wetselaar	Acting Upstream International Director [B][E]

[A] Director of the Company.

[B] Designated an Executive Officer pursuant to US Exchange Act Rule 3b-7. Beneficially owns less than 1% of outstanding classes of securities.

[C] Ben van Beurden was appointed Chief Executive Officer in succession to Peter Voser with effect from January 1, 2014. Peter Voser stood down as a Director of the Company on December 31, 2013.

[D] John Abbott was appointed Downstream Director in succession to Ben van Beurden with effect from October 1, 2013.

[E] With effect from January 20, 2014, Maarten Wetselaar, Executive Vice President Integrated Gas, is acting Upstream International Director whilst Andrew Brown is on recuperation leave following a medical procedure.

[F] Donny Ching was appointed Legal Director in succession to Peter Rees with effect from February 10, 2014. Peter Rees stood down with effect from January 10, 2014.

BOARD COMMITTEES

There are four Board committees made up of Non-executive Directors. These are the:

■	Audit Committee;
■	Corporate and Social Responsibility Committee;
■	Nomination and Succession Committee; and
■	Remuneration Committee.

Each of these Board committees has produced a report which has been approved by the relevant chairman. A copy of each committee’s terms of reference is available from the Company Secretary and can be found at www.shell.com/investor.

Audit Committee

The Audit Committee report which sets out the composition and work of the Audit Committee is on pages 74-75.

Corporate and Social Responsibility Committee

The current members of the Corporate and Social Responsibility Committee are Charles O. Holliday (Chair of the Committee), Sir Nigel Sheinwald and Gerrit Zalm. Jeroen van der Veer stood down as a member of the Committee on May 21, 2013. The Committee met four times during the year; the Committee members’ attendances are shown on page 66.

The Committee has a mandate to maintain a comprehensive overview of the policies and performance of the subsidiaries of the Company with respect to the Shell General Business Principles and Code of Conduct, as well as major issues of public concern. Conclusions and recommendations made by the Committee are reported directly to executive management and the Board.

The Committee fulfils its responsibilities by reviewing the management of health, safety, security, environmental and social impacts of projects and operations. It also monitors emerging environmental and social issues. It additionally provides input into the Shell Sustainability Report and reviews a draft of the report before publication.

In addition to holding regular formal meetings, the Committee visits Shell locations and meets with local staff and external stakeholders to

68	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

CORPORATE GOVERNANCE CONTINUED

observe how Shell’s standards regarding health, safety, security, the environment and social performance are being implemented. During 2013, the Committee visited South Africa and Alaska.

Nomination and Succession Committee

The members of the Nomination and Succession Committee are Jorma Ollila (Chairman of the Committee), Josef Ackermann and Hans Wijers. The Committee met six times during the year; the Committee members’ attendances are shown on page 66.

The Committee keeps under review the leadership needs of the Company and identifies and nominates suitable candidates for the Board’s approval to fill vacancies as and when they arise. In addition, it makes recommendations on who should be appointed Chairman of the Audit Committee, the Corporate and Social Responsibility Committee and the Remuneration Committee and, in consultation with the relevant chairman, recommends who should sit on the Board committees. It also makes recommendations on corporate governance guidelines, monitors compliance with corporate governance requirements and makes recommendations on disclosures connected with corporate governance of its appointment processes.

During the year, the Committee dealt with the appointment of the new Chief Executive Officer and the new Downstream Director and continued with the programme of succession planning for the Non-executive Directors. It also considered the Executive Committee talent pipeline, and Board committee membership, and reviewed the terms of reference of the Audit Committee. Additionally, the Committee led the Board evaluation process and considered any potential conflicts of interest and the independence of the Non-executive Directors.

The Board takes the issue of Boardroom diversity very seriously and believes that maintaining an appropriate balance of experience, skills, knowledge and backgrounds is key to its effective performance. It believes gender diversity is an important element of this mix. In 2011, it issued a statement welcoming the recommendations of the Davies Report and stated that it expected at least 25% of the Directors to be women by 2015, as recommended by the report. At the end of 2013, there was one woman on the Board (9%); however, two additional women will join the Board during 2014, subject to shareholder approval at the 2014 AGM, and this will increase the percentage of women on the Board to 25%.

As part of its role in identifying and nominating suitable candidates for the Board’s approval, the Nomination and Succession Committee will continue to review candidates from a variety of backgrounds and will seek to produce a list of candidates that fully reflects the Board’s aim in relation to diversity, and in particular with reference to gender diversity.

The Committee maintains regular contact with leading global search firms, including Egon Zehnder and Spencer Stuart, to identify and consider suitable candidates, and used the services of these two firms in relation to the appointments referred to above. They have no connection with the Company other than that of search consultants. It was not considered necessary to use open advertising in relation to these appointments.

Remuneration Committee

The Directors’ Remuneration Report, which sets out the composition and work of the Remuneration Committee, the remuneration policy and the remuneration of the Directors for the year ended December 31, 2013, is on pages 76-95.

SHAREHOLDER COMMUNICATIONS

The Board recognises the importance of two-way communication with the Company’s shareholders. The Chairman, the Deputy Chairman and Senior Independent Director, the Chief Executive Officer, the Chief Financial Officer and the Executive Vice President Investor Relations each meet regularly with major shareholders and report the views of such shareholders to the Board. As well as the Company giving a balanced report of results and progress at each AGM, all shareholders have an opportunity to ask questions in person. Shareholders are also free to contact the Company directly at any time of the year via dedicated shareholder email addresses or via dedicated shareholder telephone numbers as given on the inside back cover of this Report. Shell’s corporate website at www.shell.com/investor has information for institutional and retail shareholders alike.

The Company’s Registrar, Equiniti, operates an internet access facility for registered shareholders, providing details of their shareholdings at www.shareview.co.uk. Facilities are also provided for shareholders to lodge proxy appointments electronically. The Company’s Corporate Nominee provides a facility for investors to hold their shares in the Company in paperless form.

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

NOTIFICATION OF MAJOR SHAREHOLDINGS

Information concerning notifications of major shareholdings can be found on page 180.

RESPONSIBILITY FOR PREPARING THE ANNUAL REPORT AND ACCOUNTS

Information concerning the responsibility for preparing the annual report and accounts can be found on page 61.

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

The following diagram illustrates the control framework’s key components: “Foundations”, “Management Processes” and “Organisation”. In 2013, the control framework was updated to put greater emphasis on the link between objectives, risks, controls and assurance. “Foundations” comprises the objectives, principles and rules that underpin and establish boundaries for Shell’s activities.

69	SHELL ANNUAL REPORT AND FORM 20-F 2013	CORPORATE GOVERNANCE

“Management Processes” refers to the more material management processes, including how strategy, planning and appraisal are used to improve performance and how risks are to be managed through effective controls and assurance. “Organisation” sets out how the various legal entities relate to each other and how their business activities are organised and managed, and how authority is delegated.

The system of risk management and internal control over financial reporting is an integral part of the control framework. Regular reviews are performed to identify the significant risks to financial reporting and the key controls designed to address them. These controls are documented, responsibility is assigned, and they are monitored for design and operating effectiveness. Controls found not to be effective are remediated.

The Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks to the achievement of Shell’s objectives. This has been in place throughout the year and up to the date of this Report and is regularly reviewed by the Board and accords with the Internal Control: Guidance to Directors (formerly known as the Turnbull Guidance).

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

Pension plans

Shell has a number of ways to address key pension risks. Principal among these is the Pensions Forum, a joint finance and human resources body chaired by the Chief Financial Officer, which provides guidance on Shell’s input to pension strategy, policy and operation. The Forum is supported by the Pensions Risk Committee in reviewing the results of assurance processes with respect to pension risks (see “Risk factors”).

In general, local trustees manage the funded defined benefit pension plans and set the required contributions based on independent actuarial valuations in accordance with local regulations rather than the IFRS measures. For further information regarding the judgement applied in setting the actuarial assumptions under IFRS and its relationship to the financial position of Shell, see Notes 3 and 18 to the “Consolidated Financial Statements”.

Treasury and trading

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

Shell’s operations expose it to market, credit and liquidity risk, as described in Note 20 to the “Consolidated Financial Statements”.

Management’s evaluation of disclosure controls and procedures of Shell

As indicated in the certifications in Exhibits 12.1 and 12.2 of this Report, Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of Shell’s disclosure controls and procedures as at December 31, 2013. On the basis of that evaluation, these officers have concluded that Shell’s disclosure controls and procedures are effective.

Management’s report on internal control over financial reporting of Shell

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over Shell’s financial reporting and the production of the Consolidated Financial Statements. It conducted an evaluation of the effectiveness of Shell’s internal control over financial reporting and the production of the Consolidated Financial Statements based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, management concluded that, as at December 31, 2013, the Company’s internal control over Shell’s financial reporting and the production of the Consolidated Financial Statements was effective.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Company’s internal control over financial reporting, as stated in their report on page 100.

The Trustee’s and management’s evaluation of disclosure controls and procedures for the Royal Dutch Shell Dividend Access Trust

The Trustee of the Royal Dutch Shell Dividend Access Trust (the Trustee) and Shell’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the disclosure controls and procedures in respect of the Dividend Access Trust (the Trust) as at December 31, 2013. On the basis of this evaluation, these officers have concluded that the disclosure controls and procedures of the Trust are effective.

70	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

CORPORATE GOVERNANCE CONTINUED

The Trustee’s and management’s report on internal control over financial reporting of the Royal Dutch Shell Dividend Access Trust

The Trustee is responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting. The Trustee and the Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, the Trustee and management concluded that, as at December 31, 2013, the Trust’s internal control over financial reporting was effective.

PricewaterhouseCoopers CI LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Trustee’s and management’s internal control over financial reporting, as stated in its report on page 174.

Changes in internal control over financial reporting

There has not been any change in the internal control over financial reporting of Shell or the Trust that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting. Material financial information of the Trust is included in the “Consolidated Financial Statements” and is therefore subject to the same disclosure controls and procedures as Shell. See below and the Royal Dutch Shell Dividend Access Trust Financial Statements for additional information.

ARTICLES OF ASSOCIATION

The following summarises certain provisions of the Articles [A] and of the applicable laws of England. This summary is qualified in its entirety by reference to the Articles and the Act.

[A] Copies of the Articles have been previously filed with the SEC and are incorporated by reference as exhibits to this Report. They can be found at www.shell.com.

Management and Directors

The Articles provide that the Company’s Board of Directors must consist of not less than three members nor more than 20 members at any time. The Company has a single tier Board of Directors headed by a Chairman, with management led by a Chief Executive Officer. See “Board structure and composition” on page 65.

Under the Articles, at every AGM any Director who was in office at the time of the two previous AGMs and who did not retire at either of them must retire, and any such Director will be eligible to stand for reappointment. Further, a Director who would not otherwise be required to retire must retire if he or she has been in office, other than as a Director holding an executive position, for a continuous period of nine years or more at the date of the meeting, and any such Director will be eligible to stand for reappointment. However, notwithstanding the provisions of the Articles, the Company complies with the Code that requires all Directors to stand for annual reappointment by shareholders. At the AGM, shareholders can pass an ordinary resolution to reappoint each of the Directors or to appoint another eligible person in his or her place.

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

Any dividend or other money payable in cash relating to a share can be paid by sending a cheque, warrant or similar financial instrument payable to the shareholder entitled to the dividend by post addressed to the shareholder’s registered address. Alternatively, it can be made payable to someone else named in a written instruction from the shareholder (or all joint shareholders) and sent by post to the address specified in that instruction. A dividend can also be paid by inter-bank transfer or by other electronic means (including payment through CREST) directly to an account with a bank or other financial institution (or other organisation operating deposit accounts if allowed by the Company) named in a written instruction from the person entitled to receive the payment under the Articles. Such an account must be held at an institution based in the UK unless the share on which the payment is to be made is held by Euroclear Nederland and is subject to the Dutch Securities Giro Act (“Wet giraal effectenverkeer”). Alternatively, a dividend can be paid in some other way requested in writing by a shareholder (or all joint shareholders) and agreed to by the Company. The Company will not be responsible for a payment which is lost or delayed.

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

71	SHELL ANNUAL REPORT AND FORM 20-F 2013	CORPORATE GOVERNANCE

It is the expectation and the intention, although there can be no certainty, that holders of B shares will receive dividends through the dividend access mechanism. Any dividends paid on the dividend access share will have a UK source for UK and Dutch tax purposes. There will be no Dutch withholding tax on such dividends and certain holders (not including US holders of B shares or B American Depositary Shares (ADSs)) will be entitled to a UK tax credit in respect of their proportional shares of such dividends. For further details regarding the tax treatment of dividends paid on the A and B shares and ADSs, refer to “Taxation” on pages 184-185.

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

The daily operations of the Trust are administered on behalf of Shell by the Trustee. Material financial information of the Trust is included in the “Consolidated Financial Statements” and is therefore subject to the same disclosure controls and procedures as Shell.

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

72	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

CORPORATE GOVERNANCE CONTINUED

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

VOTING RIGHTS AND GENERAL MEETINGS OF SHAREHOLDERS

Shareholders’ meetings

Under the applicable laws of England, the Company is required in each year to hold an AGM of shareholders in addition to any other meeting of shareholders that may be held. Each AGM must be held in the period six months from the date following the Company’s accounting reference date. Additionally, shareholders may submit resolutions in accordance with Section 338 of the Act.

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

A shareholder is entitled to appoint a proxy (who is not required to be another shareholder) to represent and vote on behalf of the shareholder at any general meeting of shareholders, including the AGM, if a duly completed form of proxy has been received by the Company not less than 48 hours before the meeting.

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

On a poll, every holder of A or B shares present in person or by proxy has one vote for every share he or she holds. This is subject to any rights or restrictions which are given to any class of shares in accordance with the Articles. No shareholder is entitled to vote if he or she has been served with a restriction order after failure to provide the Company with information concerning interests in his or her shares required to be provided under Section 793 of the Act.

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

Redemption provisions

Ordinary shares are not subject to any redemption provisions.

73	SHELL ANNUAL REPORT AND FORM 20-F 2013	CORPORATE GOVERNANCE

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

THRESHOLD FOR DISCLOSURE OF SHARE OWNERSHIP

The Disclosure and Transparency Rules of the UK’s Financial Conduct Authority impose an obligation on persons [A] to notify the Company of the percentage of voting rights held as a shareholder, or through the direct or indirect holding of financial instruments, if the percentage of voting rights held in the Company reaches, exceeds or falls below 3% or any 1% threshold above 3%.

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

The UK City Code on Takeovers and Mergers (the Takeover Code) imposes disclosure obligations on parties subject to the Takeover Code’s disclosure regime. This code requires any person who is interested in 1% or more of any class of relevant securities of an offeree company or any securities exchange offeror to make an opening position disclosure following the commencement of an offer period. The Takeover Code also requires any person who is, or becomes, interested in 1% or more of any class of relevant securities of an offeree company or any securities exchange offeror to make a dealing disclosure if the person deals in any relevant securities of the offeree company or any securities exchange offeror during an offer period. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities, they will normally be deemed to be a single person for the purpose of the relevant provisions of the Takeover Code.

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

Signed on behalf of the Board /s/ Michiel Brandjes
Michiel Brandjes
Company Secretary
March 12, 2014

74	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

AUDIT COMMITTEE REPORT

Dear Shareholders,

I am pleased to introduce this report, which I hope you find a useful insight into the work of the Audit Committee and the issues it considered during the year. The report takes account of the changes in the Financial Reporting Council’s (FRC) Corporate Governance Code (the Code) and its Guidance on Audit Committees, which are both effective for the 2013 reporting year. As the Audit Committee we assist the Board in fulfilling its oversight responsibilities in areas such as the integrity of financial reporting, the effectiveness of the risk management and internal control system and related governance and compliance matters.

During 2013, we discussed a variety of items at our meetings and, given the increased number of topics to be considered, we held six Committee meetings in 2013 compared with five in 2012. We also held a training session to review the methodology used for hydrocarbon resources classification and the outcome of related assurance activities.

In addition to our usual disclosures on how we have discharged our responsibilities this year, we explain in the report those issues we considered to be significant in relation to Shell’s 2013 Consolidated Financial Statements, and how we addressed them. We also explain that, following a request from the Board, we advised that the 2013 Annual Report including the financial statements, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess Shell’s performance, business model and strategy.

In 2013, we decided that we would commence a tender process for the appointment of the external auditor at the end of 2014. It is planned that the process will be completed in mid-2015, with the chosen firm intended to be appointed for the financial year 2016 at the earliest. The tender process will be conducted earlier than required by the FRC and with regard to further developments at European Union and UK levels. While the current audit quality has not given rise to any concern, it was felt appropriate to carry out the tender process in light of developing best practice.

As Chairman of the Audit Committee I visited Nigeria in June 2013 to view for myself one of the most challenging regions that Shell operates in. It provided me with an opportunity to receive briefings on the various challenges that management is facing including the proliferation of sabotage and theft in the Niger Delta, and the consequential environmental damage.

In 2014, the Committee intends to consider the outcome of management’s review of Downstream refining assets and any significant changes to Shell’s North American tight-gas and liquids-rich shale properties. The Committee will continue to monitor developments in Alaska.

Finally, the Committee conducted an annual evaluation of its performance and concluded that it was effective and able to fulfil its role in accordance with its Terms of Reference, which can be found at www.shell.com/investor. I give you my assurance that we will continue to strive to exercise our responsibilities with the utmost care and diligence.

Guy Elliott

Chairman of the Audit Committee

March 11, 2014

COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Audit Committee are Guy Elliott (Chairman of the Committee), Gerard Kleisterlee and Linda G. Stuntz, all of whom are financially literate, independent, Non-executive Directors. Christine Morin-Postel stood down as a member of the Committee on May 21, 2013. For the purposes of the Code, Guy Elliott qualifies as a person with “recent and relevant financial experience” and for the purposes of US securities laws is an “audit committee financial expert”. The Committee met six times during the year; the Committee members’ attendances are shown on page 66.

RESPONSIBILITIES

The key responsibilities of the Committee are to assist the Board in fulfilling its oversight responsibilities in relation to: financial reporting; the effectiveness of the system of risk management and internal control; compliance with applicable external legal and regulatory requirements; monitoring the qualifications, expertise, resources and independence of both the internal and external auditors; and assessing each year the auditors’ performance and effectiveness. The Committee keeps the Board informed of the Committee’s activities and recommendations. Where the Committee is not satisfied with, or wherever it considers action or improvement is required concerning any aspect of risk management and internal control, financial reporting, or audit-related activities, it promptly reports these concerns to the Board.

ACTIVITIES

The Committee in its meetings covers a variety of topics. These include both standing items that the Committee considers as a matter of course, typically in relation to the quarterly results announcements, control issues, accounting policies and judgements and reporting matters, as well as a range of specific topics relevant to the overall control framework of the Company. The Committee invites the Chief Executive Officer, the Chief Financial Officer, the Chief Internal Auditor, the Executive Vice President Controller, the Vice President Accounting and Reporting and the external auditor to attend each meeting. Other members of management attend as and when requested. At every meeting the Committee holds private sessions separately with the external auditor and the Chief Internal Auditor without members of management being present.

During 2013, the Committee received comprehensive reports from management and the internal and external auditors. In particular, it discussed with the Chief Financial Officer, the Executive Vice President Controller, the Vice President Accounting and Reporting and the external auditor issues that arose on accounting policies, practices and reporting, and reviewed aggregated whistle-blowing reports, internal audit reports and analyses of financial reporting matters. The Committee further considered the assessment of the robustness of information and risk management and security measures. The Committee also discussed the Company’s annual report and accounts, half-year report and quarterly unaudited financial statements with management and the external auditor, and it reviewed the Internal Audit Department’s annual audit plan and the external quality assessment of the Internal Audit function. The Committee held a training session to refresh and increase its understanding of the methodology used for hydrocarbon resources classification and assurance. The Committee furthermore requested reports on such matters that it deemed appropriate and received updates on potential future accounting and reporting changes.

The Committee has advised the Board of its view that the Annual Report including the financial statements for the year ended December 31, 2013, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess Shell’s performance, business model and strategy (see the “Directors’ Report” on page 62). The Committee

75	SHELL ANNUAL REPORT AND FORM 20-F 2013	AUDIT COMMITTEE REPORT

further reviewed and considered the Directors’ half-year and full-year statements in respect of the going concern basis of accounting.

Internal control

In 2013, the Committee reviewed and discussed regular reports on risks, controls and assurance, including the annual assessment of the system of risk management and internal control, in order to monitor the effectiveness of the procedures for internal control over financial reporting. This included the Company’s evaluation of the internal control system as required under Section 404 of the Sarbanes-Oxley Act.

SIGNIFICANT ISSUES

The Committee reviewed accounting and reporting issues that arose through reports from and discussion with management and the external auditor, and considered the following to be significant in relation to Shell’s 2013 Consolidated Financial Statements. The Committee was satisfied with how each of these issues was resolved in the context of the Consolidated Financial Statements.

Adoption of accounting policy changes in accordance with IFRS, effective from January 1, 2013

The Committee reviewed the adoption and main impacts of new accounting policies such as revised IAS 19 Employee Benefits and IFRS 11 Joint Arrangements, with particular focus on materiality judgements made by management with respect to retrospective adjustments and the extent of disclosures required. See Note 1 to the “Consolidated Financial Statements”.

Impairment

The Committee considered the review of the tight-gas and liquids-rich shale properties in North America and the appropriateness of the impairment charges related to the Eagle Ford and Kansas Mississippi Lime assets in Upstream Americas and certain other assets, with emphasis on the triggers for impairment testing and the assumptions used in determining the charges. See Note 9 to the “Consolidated Financial Statements”.

Acquisitions and disposals

The Committee received management updates on the accounting for significant acquisitions and disposals. Areas of judgement which the Committee considered included matters such as recognition of goodwill, tax treatment and required provisions.

Taxation

The Committee reviewed management updates and external auditor assessments on certain tax matters, including the recognition of deferred tax assets and release of tax provisions.

Discount rates

The Committee reviewed a management paper setting out the principles and the methodology applied to the selection of discount rates used for various accounting purposes. The Committee considered internal and macroeconomic assumptions used in conjunction with the discount rates.

EXTERNAL AUDITOR

During 2013, the Committee evaluated the effectiveness of the external auditor, PricewaterhouseCoopers LLP (PwC), taking into account the results of management’s internal survey of the external auditor’s performance as well as management’s review and recommendations in addition to its own experience with the external auditor. Following due consideration, the Committee recommended to the Board that PwC be reappointed for the year ended December 31, 2013. There are no contractual obligations that restrict the Committee’s ability to make such a recommendation.

The last competitive audit tender was in 2005 when PwC was appointed as auditor of the Company. Its performance has been evaluated each year by the Committee. Such evaluations have taken account of the prior year’s external audit experience, feedback from management and compliance with relevant legislative, regulatory and professional requirements.

The Committee considered and approved the Company’s proposal to commence in 2014 the tender process for the appointment of the external auditor, with the decision anticipated in 2015, resulting in an auditor appointment for the audit of the 2016 financial statements at the earliest.

NON-AUDIT SERVICES

The Committee has adopted a policy on the engagement of the external auditor to supply non-audit services. This policy, designed to safeguard auditor objectivity and independence, includes guidelines on permitted and non-permitted services, and on services requiring specific approval by the Committee.

Examples of non-permitted services are actuarial services, bookkeeping services, valuation services (unless the services are unrelated to financial reporting), management or recruitment services, legal services and expert services unrelated to the audit, tax advice and broker or dealer, investment adviser or banking services.

For other services, because of their knowledge, experience and/or for reasons of confidentiality, it can be more efficient or necessary to engage the external auditor rather than another party. Under the policy, permitted services must not present a conflict of interest. The Committee reviews quarterly reports from management on the extent of the permitted non-audit services provided in accordance with the policy or for which specific approval is being sought. Non-audit services in the following categories can be contracted without further individual prior approval provided the fee value for each contract does not exceed $500,000:

■	tax compliance work that is part of assurance process for the audit of the Consolidated or Parent Company Financial Statements or the accounts of subsidiaries;
■	regulatory compliance audits; and
■	verification of non-financial data for public disclosure.

Any other non-audit services must be specifically approved by the Audit Committee before the external auditor is contracted.

The scope of the permitted non-audit services contracted with the external auditor in 2013 consisted mainly of tax compliance work and the associated compensation amounted to approximately 2% of total Auditor’s remuneration.

FEES

Note 27 to the “Consolidated Financial Statements” provides the detail of the Auditor’s remuneration.

76	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

DIRECTORS’ REMUNERATION REPORT

STATEMENT BY THE CHAIRMAN OF THE REMUNERATION COMMITTEE

Dear Shareholders,

As the Chairman of the Remuneration Committee (REMCO), I am pleased to present the 2013 Directors’ Remuneration Report of Royal Dutch Shell plc.

2013 PERFORMANCE

The business performance in 2013 was disappointing. This is reflected in the reward outcomes for the year, notably the annual bonus scorecard outcome of 0.85, and the significantly lower Long-term Incentive Plan (LTIP) vesting at 60% of target. I am satisfied to see the link between pay and performance, as this demonstrates the effectiveness of our pay-at-risk instruments.

DECISIONS MADE

The principles underpinning REMCO’s approach to executive remuneration, described below, continue to remain the foundation for the decisions we make. External developments, shareholder feedback and our ambition to simplify arrangements have resulted in a number of targeted policy decisions made by REMCO in 2013, which will affect directors’ remuneration from 2014.

For 2014, we have reviewed the appropriateness of our LTIP performance measures. For awards from 2014 onwards, the relative hydrocarbon production growth performance measure has been replaced by relative return on average capital employed (ROACE) growth, giving greater focus on capital efficiency.

For 2015, under our proposed remuneration policy we have substantially increased the level of personal shareholdings which we will ask our Executive Directors to achieve and maintain. The requirement will be 700% of base salary for the Chief Executive Officer and 400% of base salary for the Chief Financial Officer. REMCO chose to increase the shareholding guidelines rather than extend the performance periods of long-term incentive plans, as we regard personal shareholding as a key demonstration of commitment to sustained performance over the longer term.

Also from 2015, we propose to simplify the share plans. The Deferred Bonus Plan (DBP) will move to a fixed mandatory deferral in Shell shares of 50% of the annual bonus. The opportunity to earn matching shares on the deferral will be removed and we currently intend that the value of this match will be replaced in the LTIP. The new share plans will be proposed for shareholder approval at the 2014 Annual General Meeting (AGM).

Our new Chief Executive Officer, Ben van Beurden, took over from January 1, 2014. We took account of shareholder sentiment and the overall structure of the remuneration package in setting his base and pensionable salary at €1,400,000. Peter Voser has stepped down from the Board and is supporting Ben van Beurden during the first quarter of 2014 to ensure a smooth handover.

THIS REPORT

This Directors’ Remuneration Report for 2013 has been prepared in accordance with relevant UK corporate governance and legal requirements, in particular Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). The Board has approved this report.

This report consists of two further sections:

■	the Directors’ Remuneration Policy which, subject to shareholder approval at the 2014 AGM, will apply from January 1, 2015. For simplicity, we have aligned the proposed effective date of the policy with the year of the first intended awards under the new share plans, which are also subject to shareholder approval at the 2014 AGM; and
■	the Annual Report on Remuneration, which describes 2013 remuneration as well as implementation of current remuneration policy in 2014.

2014 AGM

At the 2014 AGM the proposed Directors’ Remuneration Policy will be put to a binding shareholder vote and the Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) will be put to an advisory shareholder vote.

I hope you find the new format of our remuneration reporting clear and transparent. As always, I welcome your feedback and look forward to meeting you at our AGM on May 20, 2014.

Hans Wijers

Chairman of REMCO

March 12, 2014

Principles

The principles underpinning REMCO’s approach to executive remuneration remain unchanged. They serve as the foundation for everything we do, and are listed below.

■	Alignment with Shell’s strategy: the Executive Directors’ compensation package should be strongly linked to the achievement of stretch targets that are seen as indicators of the execution of Shell’s strategy.
■	Pay for performance: the majority of Executive Directors’ compensation (excluding benefits and pension) should be linked directly to Shell’s performance through variable pay instruments.
■	Competitiveness: remuneration levels should be determined by reference to companies of comparable size, complexity and global scope.
■	Long-term creation of shareholder value: Executive Directors should align their interests with those of shareholders by holding shares in Royal Dutch Shell plc.
■	Consistency: the remuneration structure for Executive Directors should generally be consistent with that for the Senior Management of Shell. This consistency builds a culture of alignment with Shell’s purpose and a common approach to sharing in Shell’s success.
■	Compliance: decisions should be made in the context of the Shell General Business Principles and REMCO should ensure compliance with applicable laws and corporate governance requirements when designing and implementing policies and plans.
■	Risk assessment: the remuneration structures and rewards should meet risk-assessment tests to ensure that shareholder interests are safeguarded and that inappropriate actions are avoided.

77	SHELL ANNUAL REPORT AND FORM 20-F 2013	DIRECTORS’ REMUNERATION REPORT

DIRECTORS’ REMUNERATION POLICY

This section describes the Directors’ Remuneration Policy which, subject to shareholder approval at the 2014 AGM, will take effect from January 1, 2015, and will be effective until the 2017 AGM, unless a further policy is proposed by the Company and approved by shareholders in the meantime.

EXECUTIVE DIRECTORS

EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE
Element	Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
Base salary and pensionable base salary	Rewards day-to-day leadership and strategic direction. Competitively positioned recognising the scope and complexity of the role to attract and retain Executive Directors.

As it is required to state a maximum base salary, we have set a maximum of €2,000,000, for both base salary and pensionable base salary, in the context of current peer group base salary levels. Within this limit, increases will be assessed annually based on suitable competitive pay positioning.

Base salary and pensionable base salary are reviewed annually with salary adjustments effective from January 1 each year.

In making salary determinations, the Remuneration Committee (REMCO) will consider:

–  the market positioning of the Executive Directors’ compensation packages;

–  the different tenure and experience each Executive Director has in their role;

–  changes in the scope and responsibility of the Executive Director’s role;

–  the planned average salary increase for other employees across three major countries – the Netherlands, the UK and the USA;

–  the impact of salary increases on pension benefits and other elements of the package; and

–  Shell’s performance and the Executive Directors’ individual performance.

Benefits	Provides market-competitive benefits in order to attract and retain international candidates for the Executive Director roles, enabling them to focus on delivering performance.	The maximum opportunity is the cost to the Company of providing the relevant benefit as specified in the relevant local or global Company policies. These costs can vary.

Benefits that Executive Directors typically receive include car allowances and transport to and from home and office, risk benefits (for example ill-health, disability or death-in-service), as well as employer contributions to insurance plans (such as medical). Precise benefits will depend on the Executive Director’s specific circumstances such as nationality, country of residence, length of service, and family status. Mobility policies for relocation and children’s education may apply, as may tax equalisation related to expatriate employment prior to Board appointment, or in other limited circumstances to offset double taxation. REMCO may adjust the range and scope of the benefits offered in the context of developments in relevant countries.

In relation to the maximum opportunity, and by way of example, maximum relocation and tax equalisation settlement benefits will be the grossed-up cost of meeting the specific Executive Director’s actual liability incurred as a result of appointment and any associated relocation, and will depend on a variety of factors such as length of service, salary increase on appointment and the tax regime in place at the time.

78	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

DIRECTORS’ REMUNERATION POLICY CONTINUED

EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE (CONTINUED)
Element	Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
Annual bonus and Deferred Bonus Plan (DBP)

Rewards performance against a scorecard of short-term strategic targets and individual achievement.

To reinforce alignment with shareholder interests, 50% is deferred and the other 50% is delivered in cash. The deferred bonus is released in the form of shares after a deferral period of three years, as well as dividend shares accrued over the deferral period. Apart from dividend shares, no additional DBP shares are awarded.

Target levels (as a percentage of base salary):

–  Chief Executive Officer: 150%

–  Other Executive Directors: 120%

Maximum bonus (as a percentage of base salary):

–  Chief Executive Officer: 250%

–  Other Executive Directors: 240%

–  The bonus is determined by reference to performance from January 1 to December 31 each year.

–  Annual bonus = base salary x target bonus % x scorecard result (0–2); adjusted for individual performance with a 0–1.2 multiplier.

–  Taking the Shell Business Plan into consideration, each year the Board agrees the scorecard targets and weightings which support the delivery of the strategy. Measures are related to financial performance, operational excellence and sustainable development. Indicative weightings are 30%, 50% and 20% respectively. REMCO retains the ability to adjust performance measure targets and weightings year by year within the overall target and maximum payouts approved in the policy. Additionally, stretching individual targets are set.

–  Scorecard targets will be disclosed retrospectively, with the timing of any disclosure dependent on the commercial sensitivity of the target.

–  Individual performance is reflected by adjusting the bonus outcome. Upward adjustment is capped at 20% and subject to the overall maximum bonus cap. There is no limit to downward adjustment.

–  For the portion of the bonus deferred into shares, additional shares may be released representing the value of dividends payable on the vested shares, as if these had been owned from award date (“dividend shares”).

–  The annual bonus and DBP have malus and clawback provisions.

–  There are no prescribed thresholds or minimum levels of performance that equate to a prescribed payment under the policy and this structure can result in no bonus payment being made.

Long-term Incentive Plan (LTIP)	Rewards medium- to long-term outperformance of the business relative to other oil majors on measures which are selected because they are seen as key outcomes of the delivery of the strategy.	Awards may be made up to a value of 400% of base salary. Awards may vest at up to 200% of the shares originally awarded, plus dividends.

–  Award levels are determined annually by REMCO and are set within the maximum approved in the policy.

–  Awards may vest on the basis described in the notes below, between 0% and 200% of the initial award level depending on Shell’s performance against a comparator group.

–  Although it is possible for no LTIP shares to vest, on current measures and weightings, 16% of the initial LTIP award would vest if there was a positive vesting outcome in respect of the lowest-weighted measure.

–  Performance is assessed over a three-year period based on relative growth of the following: total shareholder return (TSR)(30%), earnings per share (EPS) on a current cost of supplies basis (30%), return on average capital employed (ROACE)(20%) and net cash from operating activities (20%). Each measure can vest independently, but if the TSR measure does not result in vesting, then the total vesting level will be capped at 50% of the maximum payout.

–  REMCO may adjust or change the LTIP measures, targets and weightings to ensure continued alignment with Shell’s strategy.

–  Additional shares are released representing the value of dividends payable on the vested shares, as if these had been owned from the award date.

–  Following payment of taxes, vested shares from LTIP awards must be held for a further two years to align with the strategic focus.

–  LTIP shares are subject to malus and clawback.

79	SHELL ANNUAL REPORT AND FORM 20-F 2013	DIRECTORS’ REMUNERATION REPORT

EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE (CONTINUED)
Element	Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
Pensions

Provides a competitive retirement provision in line with the individual’s base country benefits policy, to attract and retain Executive Directors.

Pensions provide a stable income after Shell employment, allowing Executive Directors to focus on delivering performance.

By reference to pensionable base salary, pension accrual and contribution rates and other pensionable elements, as determined by the rules of the base country pension plan of which the Executive Director is a member.

Executive Directors’ retirement benefits are maintained in their base country pension arrangements. Only base salary is pensionable, unless country plan regulations specify otherwise. The rules of the relevant plans detail the pension benefits which members can receive on retirement (including on ill-health), death or leaving service. REMCO retains the right to amend the form of any Executive Director’s pension arrangements in response to changes in legislation, so as to ensure that the original objective of this element of remuneration is preserved.

Pensionable base salaries are reviewed annually. For Executive Directors employed outside of their base country, euro base salaries are translated into their home currencies for pension plan purposes. Once their salaries are denominated in base country currency, they are maintained in line with euro base salary increases taking into account exchange rate fluctuations and other factors as determined by REMCO.

Shareholding	Aligns interests of Executive Directors with those of shareholders.	Shareholding (% of base salary): – Chief Executive Officer: 700% – Other Executive Directors: 400%	Executive Directors are expected to build up their shareholding to the required level over a period of five years from appointment and, once reached, to maintain this level for the full period of their appointment. The intention is for the shareholding guideline to be reached through retention of vested shares from share plans. REMCO will monitor individual progress and retains the ability to adjust the guideline in special circumstances on an individual basis.

80	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

DIRECTORS’ REMUNERATION POLICY CONTINUED

Notes to the Executive Directors’ remuneration policy table

BENEFITS

Executive Directors are eligible to receive the standard benefits and allowances provided to employees in their country of employment. Personal loans or guarantees are not provided to Executive Directors. Those working outside of their base country are also eligible to receive specific benefits such as relocation support and school fees, consistent with Shell’s mobility policies. Tax gross-up/tax equalisation may also apply in limited circumstances to offset double taxation. Where the Executive Director was on an international assignment prior to board appointment, there may be payments on behalf of the Executive Director in subsequent years in the form of tax equalisation settlements. Post-retirement benefits may be applicable in certain countries.

Apart from the benefits described above, Executive Directors and Senior Management have access to a chauffeured car, the provision of home security, and occasional business-required spouse travel, which are generally considered legitimate business expenses rather than components of remuneration. Where these would be taxable in the UK, their values are included as taxable benefits in the single total figure of remuneration table.

ANNUAL BONUS AND DEFERRED BONUS PLAN

REMCO uses the annual bonus to focus on short-term scorecard targets that the Board agrees each year as part of Shell’s Business Plan, and on individual performance against personal targets. Shell considers upfront disclosure of these targets in a meaningful manner to be commercially sensitive. The scorecard targets will be retrospectively disclosed in a future Directors’ Remuneration Report, when no longer deemed to be commercially sensitive.

A scorecard with financial performance, operational excellence and sustainable development targets represents the link to business results. For 2015, the scorecard measures will consist of cash flow (30% weight), operational excellence (50% weight) and sustainable development (20% weight). Annual targets and weightings for each metric are set and approved by REMCO each year. The scorecard targets are stretching but realistic.

2015 ANNUAL BONUS SCORECARD MEASURES FOR EXECUTIVE DIRECTORS

30% WEIGHT	50% WEIGHT

CASH FLOW

Cash generated from operations that factors in the impact of commodity price fluctuations as well as business performance so that the Executive Directors, like shareholders, share the effects of both.

OPERATIONAL EXCELLENCE

■   Project delivery: indicator of Shell’s ability to deliver projects on-stream, on time, and on budget.

■   Upstream and Downstream indicators of the full and effective use of resources – both facilities and people.

20% WEIGHT
SUSTAINABLE DEVELOPMENT Equally weighted indicators of safety and environmental performance.

For years following 2015, the framework for the annual bonus scorecard, including metrics and weightings, will be reviewed and determined by REMCO and can be adjusted accordingly.

Performance is assessed over each calendar year. The outcome is usually known early in the following year, and REMCO translates this into a score of between zero and two. REMCO retains the right to exercise its judgement to adjust the mathematical bonus scorecard outcome to ensure that the final bonus scorecard outcome for Executive Directors reflects other aspects of Shell’s performance which REMCO deems appropriate for the reported year.

REMCO strengthens the Executive Directors’ individual accountability by increasing or decreasing their annual bonuses to take account of how well they have delivered against their individual performance targets. These targets typically relate to qualitative differentiators not already covered by the scorecard; for example, stakeholder management, portfolio development, organisational leadership and brand value. A positive individual adjustment corresponds with personal impact beyond expectations, and a negative adjustment would mean expectations were not completely met. Upward adjustment for individual performance is capped at a multiple of 1.2 of the bonus, subject to the overall bonus maximum. There is no limit to the downward adjustment.

To reinforce alignment with shareholder interests, 50% of the annual bonus is deferred into the DBP and the other 50% is delivered in cash. The deferred bonus is released in the form of shares after a deferral period of three years along with dividend shares accrued over the deferral period.

LONG-TERM INCENTIVE PLAN

The LTIP focuses on performance relative to other oil majors.

To recognise the removal of the performance matching shares from the DBP, REMCO currently envisages 2015 LTIP awards will have a target value of 340% and 270% of base salary for the Chief Executive Officer and other Executive Directors respectively. This is within the policy limit which allows REMCO to make awards up to 400% of base salary.

The LTIP grants share-based awards which may vest by reference to Shell’s performance against predefined measures over a three-year performance period. For 2015, these measures will consist of TSR, EPS growth on a current cost of supplies (CCS) basis, ROACE growth and net cash growth from operating activities. REMCO will regularly review the performance metrics and weightings. REMCO retains the right to adjust the metrics and/or weightings, so as to ensure that the LTIP continues to serve its intended purpose.

81	SHELL ANNUAL REPORT AND FORM 20-F 2013	DIRECTORS’ REMUNERATION REPORT

2015 LONG-TERM INCENTIVE MEASURES FOR EXECUTIVE DIRECTORS

30% WEIGHT	20% WEIGHT
TSR Assessment of actual wealth created for shareholders.	RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE) GROWTH Indicator of capital discipline.

30% WEIGHT	20% WEIGHT
EPS GROWTH (ON A CCS BASIS) [A] Indicator of the quality of revenue growth and cost management that underpins TSR.	NET CASH GROWTH FROM OPERATING ACTIVITIES Source of dividends and capital expenditure commitments which support sustainable growth based on portfolio and cost management.

[A] Earnings per share on a CCS basis takes into account the changes in the cost of supplies and thereby enables a consistent comparison with other oil majors.

For simplicity, we measure and rank growth based on the data points at the beginning of the three-year performance period relative to the data points at the end of the period, using publicly reported data.

When comparing performance against four peer companies, the relative performance ranking is as indicated in the table below. The LTIP comparator group currently consists of BP, Chevron, ExxonMobil and Total. REMCO retains the right to adjust the comparator group, to ensure that it remains appropriate. If this leads to a change in the number of companies, the ranking framework (as set out below) may be adjusted to ensure that the LTIP continues to meet its intended purpose and level of challenge.

RELATIVE PERFORMANCE RANKINGS
Shell’s rank against peers on each of the four performance measures	Number of conditional performance shares ultimately awarded, taking into account the weightings of the four performance measures
1st	2 x initial LTIP award
2nd	1.5 x initial LTIP award
3rd	0.8 x initial LTIP award
4th or 5th	Nil

TSR underpin

If the TSR ranking is fourth or fifth, the level of the award that can vest on the basis of the three other measures will be capped at 50% of the maximum payout for the LTIP.

Vesting

REMCO retains discretion to adjust the calculated vesting outcome if it believes that this is distorted by circumstances which are unrelated to performance, for example reporting changes, ranking clustering, mathematical anomalies or corporate events in the comparator group. Upward adjustment would only be considered after consultation with major shareholders. An explanation of any such adjustment would be set out in the relevant Directors’ Remuneration Report.

Performance is assessed over a three-year period. Vested shares from the LTIP are subject to a further two-year holding period post-vesting.

TREATMENT OF OUTSTANDING AWARDS

Incentive awards granted prior to the approval and implementation of this policy and/or prior to an individual becoming an Executive Director will continue to vest and be delivered in accordance with the terms of the original award even if this is not consistent with the terms of this policy.

As at March 12, 2014, this applies to Executive Directors Ben van Beurden and Simon Henry, and to former Directors Peter Voser, Malcolm Brinded and Jeroen van der Veer. Jeroen van der Veer and Peter Voser have share options which can be exercised until May 6, 2014, and November 4, 2014, respectively. Ben van Beurden has outstanding awards under the Performance Share Plan (PSP), LTIP and DBP. Simon Henry, Peter Voser and Malcolm Brinded have outstanding awards under the LTIP and DBP. Some PSP performance measures and their relative weightings differ from those applicable to the LTIP and DBP. In line with the terms of the DBP awards granted between 2012 and 2014, performance matching shares may vest.

PENSIONS

Executive Directors’ pensions are maintained in their base country, as are those of other employees working internationally.

Pension accruals are determined by the plan rules of the base country pension plan of which the Executive Director is a member. These are not subject to performance conditions.

SHAREHOLDING

The Chief Executive Officer is expected to build up a shareholding of seven times his base salary over five years from appointment. Other Executive Directors are expected to build up a shareholding of four times their base salary over the same period. In the event of an increase to the guideline multiple of salary, for every additional multiple of salary required, the director will have one extra year to reach the increased guideline, subject to a maximum of five years from the date of the change.

The shareholding levels are expected to be achieved through retention of vested LTIP and DBP shares. Executive Directors are expected to maintain the shareholding level for the full period of their appointment.

Differences for Executive Directors from other employees

The salary for each Executive Director is determined based on the indicators in the “Executive Directors’ remuneration policy table”, which reflect the international nature of the Executive Directors’ labour market. The salary for other employees is normally set on a country basis.

Executive Directors are eligible to receive the standard benefits and allowances provided to staff in their country of employment. The provisions which are not generally available for other employees are described in the second paragraph of “Benefits” on page 80.

The methodology used for determining the annual bonus for Executive Directors is broadly consistent with the approach to determining annual bonuses for Shell employees generally. However, the scorecard used for the majority of Shell staff differs in the make-up and weighting of the metrics used. Like Executive Directors, members of Senior Management are required to defer part of their annual bonus in DBP shares.

82	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

DIRECTORS’ REMUNERATION POLICY CONTINUED

Executive Directors are not eligible to receive new awards under other employee share plans although awards previously granted will continue to vest in accordance with the terms of the original award. Selected employees participate in the PSP. The operation of the PSP is similar to the LTIP, but currently differs, for example, in some performance measures and their relative weightings.

There are no special pension arrangements exclusive to Executive Directors.

Illustration of potential remuneration outcomes

The scenario charts below represent estimates under three scenarios (“Minimum”, “At target”, and “Maximum”) of the potential remuneration outcomes for each Executive Director resulting from the application of 2014 base salaries to awards, anticipated to be made in 2015 in accordance with the policy.

The scenario charts are based on future policy award levels effective January 1, 2015, combined with projected single total figures of remuneration for Ben van Beurden and Simon Henry. The pay scenarios are forward-looking and only serve to illustrate the future policy. The scenarios are based on current incumbents and thus depict the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) roles.

These scenarios have been prepared on the following basis:

FIXED PAY

In all three scenarios fixed pay includes base salaries effective January 1, 2014, as no determinations have yet been made as to any 2015 salary increase. As the new Chief Executive Officer is not included in the table showing the 2012 and 2013 single total figure of remuneration for Executive Directors, Ben van Beurden’s benefits and pension values are estimates for a typical year. For the Chief Financial Officer pay scenarios, benefits and pension have been valued as per the values included in that table.

ANNUAL INCENTIVE

The “Minimum” scenario assumes that Shell’s performance is such that no bonus is payable. The “At target” scenario assumes Shell’s performance results in a bonus equal to the target bonus of 150% of base salary for the Chief Executive Officer and 120% for the Chief Financial Officer. The “Maximum” scenario assumes Shell’s performance results in the maximum bonus payment of 250% of base salary for the Chief Executive Officer and 240% for the Chief Financial Officer. For the portion of the bonus deferred in DBP shares, the scenarios assume no share price movement and exclude dividend accrual, although dividend accrual during the deferral period is a feature of the DBP.

LONG-TERM INCENTIVE

The “Minimum” scenario assumes that no LTIP awards vest. The “At target” scenario assumes the LTIP awards vest at target performance. For 2015, the target LTIP awards are illustrated as 340% of base salary for the Chief Executive Officer and 270% for the Chief Financial Officer. The “Maximum” scenario for both assumes that the LTIP awards vest at the maximum, which for the 2015 awards is 200% of the shares originally awarded. The scenarios assume no share price movement and exclude dividend accrual, although dividend accrual during the performance period is a feature of the LTIP.

83	SHELL ANNUAL REPORT AND FORM 20-F 2013	DIRECTORS’ REMUNERATION REPORT

NON-EXECUTIVE DIRECTORS

NON-EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE

Fee structure	Approach to setting fees	Other remuneration

Non-executive Directors (NEDs) receive a fixed annual fee for their directorship. The size of the fee will differ based on the position on the Board: Chairman of the Board fee or standard Non-executive Director fee.

Additional annual fee(s) are payable to any director who serves as Senior Independent Director, a Board committee chairman, or a Board committee member.

A NED receives either a chairman or member fee for each committee. This means that a chairman of a committee does not receive both fees.

NEDs receive an additional fee of €5,000 for any Board meeting involving intercontinental travel – except for one meeting a year held in a location other than The Hague.

The Chairman’s fee is determined by REMCO. The Board determines the fees payable to NEDs. The maximum aggregate annual fees will be within the limit specified by the Articles of Association and in accordance with the NEDs’ responsibilities and time commitments.

The Board reviews NED fees periodically to ensure that they are aligned with those of other major listed companies.

Business expenses incurred in respect of the performance of their duties as a NED will be paid or reimbursed by Shell.

Such expenses could include transport between home and office and occasional business-required spouse travel. Where required, the Chairman is offered Shell-provided accommodation in The Hague. REMCO has the discretion to offer other benefits to the Chairman as appropriate to his circumstances. Where business expenses or benefits create a personal tax liability to the director, Shell may cover the associated tax.

The Chairman and the other NEDs cannot receive awards under any incentive or performance-based remuneration plans, and personal loans or guarantees are not granted to them.

NEDs do not accrue any retirement benefits as a result of their non-executive directorships with Shell.

MALUS AND CLAWBACK

Incentive awards may be made subject to adjustment events. At the discretion of REMCO, such an award may be adjusted before delivery (malus) or reclaimed after delivery (clawback) if an adjustment event occurs. Adjustment events will be specified in incentive award documentation and it is intended that they will, for example, relate to restatement of financial results due to: non-compliance with a financial reporting requirement; or misconduct by an Executive Director or misconduct through his direction or non-direction. REMCO retains the right to alter the list of adjustment events in respect of future awards.

In addition, REMCO will retain discretion in assuring itself that there is satisfactory underlying performance before releasing any variable pay to Executive Directors and may withhold all or some of the bonus or shares awarded if it considers that the underlying performance (financial, environmental, safety or other) of Shell is inadequate.

RECRUITMENT

Executive Directors

REMCO determines the remuneration package for a new Executive Director appointment. This appointment may involve external or internal recruitment or reflect a change in role of a current Executive Director. The remuneration package will include: salary, benefits, annual bonus, long-term incentives and pension benefits. If considered appropriate, it may also include compensation for the forfeiture of awards or other entitlements from a previous employer as well as recruitment incentives.

When determining remuneration packages for new Executive Directors, REMCO will seek a balanced outcome which allows Shell to:

■	attract and motivate candidates of the right quality;
■	take into account the individual’s current remuneration package and other contractual entitlements;
■	seek a competitive pay position relative to our comparator group, without overpaying;
■	provide an incentive to join Shell and encourage relocation if required; and
■	honour entitlements (for example, variable remuneration) of internal candidates before their promotion to the Board.

REMCO will follow the approach set out below when determining the remuneration package for a new Executive Director.

ONGOING REMUNERATION

The salary, benefits, annual bonus, long-term incentives and pension benefits will be positioned and delivered within the framework of the Executive Directors’ remuneration policy and its stated maximum award and vesting levels.

COMPENSATION FOR THE FORFEIT OF ANY AWARDS UNDER VARIABLE REMUNERATION ARRANGEMENTS

To facilitate external recruitment, one-off compensation in consideration for forfeited awards under variable remuneration arrangements entered into with a previous employer may be required in addition to the ongoing annual remuneration package. REMCO will use its judgement to determine the appropriate level of compensation by matching the value of any lost awards under variable remuneration arrangements with the candidate’s previous employer. This compensation may take the form of a one-off cash payment or an additional award under the LTIP. The compensation can alternatively be based on a newly created long-term incentive plan arrangement where the only participant is the new director. The maximum for any such award is an amount equal to the value of the forfeited variable remuneration awards, as assessed by REMCO. Consideration will be given to appropriate performance conditions and clawback arrangements.

REPLACEMENT OF FORFEITED ENTITLEMENTS OTHER THAN VARIABLE REMUNERATION

There may also be a need to compensate a new Executive Director in respect of forfeited entitlements other than variable remuneration. This could include, for example, pension or contractual entitlements, or other benefits. On recruitment, these entitlements may be replicated within the Executive Directors’ remuneration policy or valued by REMCO and compensated in cash. In cases of internal promotion to the Board, any commitments made which cannot be effectively replaced under the policy may, at REMCO’s discretion, continue to be honoured.

EXCEPTIONAL RECRUITMENT INCENTIVE

Apart from the ongoing annual package and any compensation in respect of the replacement of forfeited entitlements, there may be circumstances in which REMCO needs to offer a one-off recruitment incentive to ensure the right external candidate is attracted. The necessity and level of this incentive will depend on the individual’s circumstances.

84	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

DIRECTORS’ REMUNERATION POLICY CONTINUED

The maximum available for this incentive would be one times the LTIP award level, subject to the limits set out in the “Executive Directors’ remuneration policy table”.

Non-executive Directors

REMCO’s approach to setting the remuneration package for NEDs is to offer fee levels and specific benefits (where appropriate) in line with the “Non-executive Directors’ remuneration policy table” on page 83 and subject to the Articles of Association. NEDs are not offered variable remuneration or retention awards.

When determining the benefits for a new Chairman, the individual circumstances of the future Chairman will be taken into account.

SERVICE CONTRACTS

Executive Directors have employment contracts for an indefinite period. Non-executive Directors, including the Chairman, do not have an employment contract but letters of appointment. Executive Directors’ employment contracts and NEDs’ letters of appointment are available for inspection at the Annual General Meeting (AGM) or on request. For further details on appointment and re-appointment of Directors, refer to the “Directors’ Report”.

END OF EMPLOYMENT

Executive Directors

NOTICE PERIODS

Executive Directors’ employment contracts are governed by Dutch employment law. This choice was made because mandatory provisions of Dutch employment law apply even if a foreign law has been specified to govern a contract. Employment terms are consistent with those of other Shell staff with Dutch employment contracts. The contracts can end by notice of either party (one month for an employee and up to a maximum of four months for the employer) or automatically at retirement. Under Dutch law, termination payments are not linked to the contract’s notice period.

OUTSTANDING ENTITLEMENTS

In cases of resignation or dismissal, fixed remuneration (base salary, benefits, and employer pension contributions) will cease on the last day of employment, variable remuneration elements will generally lapse and the director is not eligible for loss-of-office compensation.

The information below generally applies to termination of employment by Shell giving notice, by mutual agreement, or in situations where the employment terminates because of retirement with Shell consent at a date other than the normal retirement date, redundancy or in other similar circumstances at REMCO’s discretion.

For Executive Directors appointed prior to 2011, REMCO may offer compensation for losses resulting from termination of employment of up to one times annual pay (base salary plus target bonus). For Executive Directors appointed from 2011 onwards, the employment contracts include a cap on any payments resulting from loss of employment of one times annual pay (base salary plus target bonus) and include a reference to the Executive Directors’ duty to seek alternative employment and thereby mitigate their loss. For mitigation purposes, the delivery of compensation for loss of office payments could be phased. This level of termination payments was part of a number of policy changes agreed with shareholders in 2010, and seeks to balance governance expectations and end-of-employment practice in the Netherlands.

REMCO may adjust the termination payment for any situation where a full payment is inappropriate, taking into consideration applicable law, corporate governance provisions and the best interests of the Company and shareholders as a whole.

Base salary, benefits and employer pension contributions will cease to accrue on the last day of employment. Any annual bonus in the year of departure is prorated for service. Dependant on the timing of the departure, REMCO may in determining the final bonus payment consider the latest business scorecard position or defer payment until the full-year scorecard result is known. Outstanding long-term incentive awards will generally survive the end of employment and will remain subject to the same vesting performance conditions, and malus and clawback provisions, as if the director had remained in employment. If the participant dies before the end of the performance period, the award will vest at the target level on the date of death. In case of death after the end of the performance period, the award will continue to vest as described by this Directors’ Remuneration Policy.

Because DBP shares represent the bonus which a participant has already earned and carry no further performance conditions, DBP shares will be released at the conclusion of the normal three-year deferral period and no proration will apply.

LTIP shares awarded from 2015 onwards will be prorated on a monthly basis, by reference to the Director’s service within the performance period. Outstanding LTIP awards made before 2015 are prorated on an annual basis. The prorated awards may vest subject to the satisfaction of performance conditions.

Non-executive Directors

No payments for loss of office will be made to NEDs.

CONSIDERATION OF OVERALL PAY AND EMPLOYMENT CONDITIONS

When setting the remuneration policy for Directors’ remuneration, no specific employee groups were consulted nor were any remuneration comparison measurements used to compare overall pay and employment conditions of all Shell employees with those of the Directors. However, pay and employment conditions of the wider Shell employee population were taken into account by adhering to the same performance, rewards and benefits philosophy for the Directors, as well as overall benchmarking principles. Furthermore, any potential differences from other employees (see “Differences for Executive Directors from other employees” on pages 81-82) were taken into account when providing REMCO with advice in the formation of this Directors’ Remuneration Policy. Dialogue between management and staff is important, with the annual Shell People Survey being one of the principal means of gathering employee views on a range of matters. The Shell People Survey includes questions inviting employees’ views on their pay and benefit arrangements.

REMCO is kept informed by the Chief Executive Officer, the Chief Human Resources & Corporate Officer and the Executive Vice President Remuneration, Benefits & Services on the Group Scorecard and any relevant remuneration matters affecting Senior Management and other senior executives, extending to multiple levels below the Board.

85	SHELL ANNUAL REPORT AND FORM 20-F 2013	DIRECTORS’ REMUNERATION REPORT

CONSIDERATION OF SHAREHOLDER VIEWS

REMCO engages with major shareholders on a regular basis throughout the year and this allows it to test proposals when developing the Directors’ Remuneration Policy. Specific examples of REMCO responding to shareholder views include the increase to the shareholding guidelines, the update to the LTIP performance conditions to include a relative ROACE growth measure, and the removal of matching share awards from the DBP.

ADDITIONAL POLICY STATEMENT

REMCO reserves the right to make payments outside the policy in limited exceptional circumstances, such as for regulatory, tax or administrative purposes or to take account of a change in legislation or exchange controls, and only where REMCO considers such payments are necessary to give effect to the intent of the policy.

86	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

ANNUAL REPORT ON REMUNERATION

The Annual Report on Remuneration sets out the following:

■	the Remuneration Committee (REMCO);
■	statement of 2014 policy implementation;
■	details on the Chief Executive Officer transition;
■	Directors’ remuneration for 2013; and
■	additional remuneration disclosures.

The base currency in this Annual Report on Remuneration is the euro, as this is the currency of the base salary and country of employment of the Executive Directors. Where amounts are shown in other currencies, an average exchange rate for the relevant year is used, unless a specific date is stated, in which case the average exchange rate for the specific date is used.

REMUNERATION COMMITTEE

REMCO’s key responsibilities in respect of Executive Directors include:

■	setting remuneration policy;
■	agreeing performance frameworks, setting targets and reviewing performance;
■	determining actual remuneration and benefits; and
■	determining contractual terms.

In addition, REMCO has the responsibility for the Chairman of the Board’s remuneration and for recommending and monitoring the level and structure of remuneration for Senior Management.

REMCO operates within its Terms of Reference, which are reviewed regularly and updated whenever necessary. They are available at www.shell.com. Alternatively, copies can be obtained from the Company Secretary.

The following Directors were members of the Remuneration Committee during 2013:

■	Hans Wijers (Chairman of the Committee);
■	Josef Ackermann; and
■	Charles O. Holliday.

Their biographies are given on pages 58-59; REMCO meeting attendance is given on page 66. With the exception of the May meeting, which the Chairman of the Board joined, no other Non-executive Directors participated in REMCO meetings during 2013.

Advice from within Shell on various subjects including the Executive Directors’ Scorecard and the remuneration of Senior Management was provided by:

■	Peter Voser, Chief Executive Officer;
■	Hugh Mitchell, Chief Human Resources & Corporate Officer and Secretary to the Committee;
■	Michael Reiff, Executive Vice President Remuneration, Benefits & Services, until August 31, 2013; and
■	Stephanie Boyde, Executive Vice President Remuneration, Benefits & Services, from September 1, 2013.

The Chairman of the Board and the Chief Executive Officer were consulted on remuneration proposals affecting the Chief Financial Officer.

After consideration of the UK executive remuneration advisory market, REMCO engaged Towers Watson and Kepler Associates on a one-off basis to provide independent external perspectives on executive remuneration market practice. Both are founding members and signatories of the Code of Conduct for Remuneration Consultants. The fees derived from hourly rates for the respective scopes of work were £60,000 for Towers Watson and £49,200 for Kepler Associates. Towers Watson also provided other consulting services to Shell during the year, including advice on pay benchmarking and operational excellence, but did not provide advice on Board executive remuneration matters other than for REMCO. Kepler Associates provided no other services to the Company during the year. Accordingly, REMCO was satisfied that the advice was objective and independent.

Activities of the Remuneration Committee

During 2013, REMCO met six times. REMCO activities included:

■	approving the 2012 Directors’ Remuneration Report;
■	consulting with major shareholders in April and December;
■	setting annual bonus performance measures and targets;
■	deciding on base salaries for the Chief Executive Officer and the Chief Financial Officer;
■	determining the 2012 annual bonus outcomes;
■	vesting of the 2010 long-term incentive plan (LTIP) and deferred bonus plan (DBP) awards;
■	making determinations in respect of the Chief Executive Officer transition;
■	tracking external developments, and assessing their impact on Shell’s remuneration policy; and
■	reviewing the Committee’s operation.

In addition, there were a number of remuneration policy discussions which resulted in:

■	updating of the comparator group of companies (2014);
■	capping of the individual performance factor in the annual bonus (2014);
■	updating of the target annual bonus percentage for the Chief Financial Officer (2014);
■	updating of the LTIP performance conditions (2014);
■	removing the DBP matching shares and deferral election (proposed for 2015); and
■	increasing the shareholding guidelines (proposed for 2015).

STATEMENT OF 2014 POLICY IMPLEMENTATION

The proposed Directors’ Remuneration Policy as outlined on pages 77-85 will, subject to shareholder approval, apply from January 1, 2015, linked to the first awards anticipated to be made under the new share plans. The Executive Directors’ remuneration policy in operation in 2014 is similar and therefore this section will generally describe only the 2014 policy elements which differ from those proposed on pages 77-85 and specific determinations made which apply to 2014.

Comparator group 2014

REMCO determines remuneration levels by reference to companies of comparable size, complexity and global scope. The 2014 key comparator group consists of BP, Chevron, ExxonMobil and Total as well as a selection of major Europe-based companies. The spread provides a balanced mix across industries and geography. From January 1, 2014, the composition of the European comparator group has been updated to ensure continued relevance. Bayer, BAT, BG Group and SABMiller have been added, while AXA, E.ON, Nokia and Vivendi have been removed.

2014 EUROPEAN COMPARATOR GROUP
Allianz	BHP Billiton	Rio Tinto
Anglo American	Deutsche Bank	Roche
AstraZeneca	Diageo	SABMiller
Barclays	GlaxoSmithKline	Siemens
Bayer	HSBC	Unilever
BAT	Novartis	Vodafone
BG Group	Philips

87	SHELL ANNUAL REPORT AND FORM 20-F 2013	DIRECTORS’ REMUNERATION REPORT

Salaries and fees

EXECUTIVE DIRECTORS’ BASE SALARY

In making salary determinations, REMCO will consider the elements listed in the proposed Executive Directors’ remuneration policy on pages 77-85.

Effective from January 1, 2014, base salaries were set as follows: Ben van Beurden, Chief Executive Officer, at €1,400,000, and Simon Henry, Chief Financial Officer, at €1,010,000 (+2.5%).

Pensionable base salaries were set at €1,400,000 for Ben van Beurden and £750,000 (+4.2%) for Simon Henry.

NON-EXECUTIVE DIRECTOR FEES

The Non-executive Directors’ remuneration policy for 2014 is in line with the proposed “Non-executive Directors’ remuneration policy table” on page 83. Annual fees for 2014 are indicated in the following table.

NON-EXECUTIVE DIRECTORS’ FEES 2014
	€	Other fees
Chairman of the Board	825,000	NEDs receive an additional fee of €5,000 for any Board meeting involving intercontinental travel – except for one meeting a year held in a location other than The Hague.
Non-executive Director	125,000
Senior Independent Director	55,000
Audit Committee
Chairman [A]	45,000
Member	25,000
Corporate and Social Responsibility Committee
Chairman [A]	35,000
Member	17,250
Nomination and Succession Committee
Chairman [A]	25,000
Member	12,000
Remuneration Committee
Chairman [A]	35,000
Member	17,250

[A] The chairman of a committee does not receive an additional fee for membership of that committee.

Annual bonus

The annual bonus policy is in line with the proposed Directors’ Remuneration Policy on pages 77-85. The 2014 performance measures are:

■	operational cash flow (30%);
■	operational excellence (50%), consisting of: project delivery, upstream production, liquefied natural gas (LNG) sales, refinery and chemical plant availability; and
■	sustainable development (20%).

Annual bonus scorecard targets will not be disclosed prospectively as to do so in a meaningful manner would require the disclosure of commercially sensitive information. When no longer deemed to be commercially sensitive, it is intended that scorecard targets will be retrospectively disclosed in a future Directors’ Remuneration Report. Retrospective disclosure of detailed personal targets is inappropriate as these are deemed commercially sensitive.

Long-term incentive awards

The 2014 LTIP will operate in line with the policy as set out in the 2012 Directors’ Remuneration Report, with the exception of the replacement of the performance measure hydrocarbon production with return on average capital employed.

LONG-TERM INCENTIVE PLAN

On January 31, 2014, a conditional award of performance shares under the LTIP was made to the Executive Directors. The award had a face value of three times base salary for the Chief Executive Officer and 2.4 times base salary for the Chief Financial Officer, resulting in the following shares being awarded conditionally: 163,998 Royal Dutch Shell plc A shares (“A shares”) to Ben van Beurden, and 89,648 Royal Dutch Shell plc B shares (“B shares”) to Simon Henry.

For LTIP awards made in 2014, performance is assessed over a three-year period based on relative performance against the other oil majors on these measures:

■	total shareholder return (TSR) (30%);
■	earnings per share (EPS) growth on a current cost of supplies (CCS) basis (30%);
■	return on average capital employed (ROACE) growth (20%); and
■	net cash growth from operating activities (20%).

DEFERRED BONUS PLAN

Ben van Beurden, Peter Voser and Simon Henry all elected to defer 50% of their 2013 annual bonus into the DBP which was also awarded on January 31, 2014, resulting in deferred bonus share awards as follows: Ben van Beurden 12,456 (A shares); Peter Voser 35,142 (A shares); and Simon Henry 16,642 (B shares).

The DBP in operation for 2014 differs from the proposed Executive Directors’ remuneration policy on pages 77-85 in that Executive Directors are required to invest at least 25% of their annual bonus, up to a maximum of 50%, in Royal Dutch Shell plc shares, and in that the deferred bonus shares may be matched with additional shares. The number of performance matching shares which will eventually vest will depend on the performance of Shell compared with its peer group during the three-year deferral period. To calculate the number of additional shares, the same vesting percentage as the LTIP award is applied to half of the Executive Director’s deferred bonus shares. Vested shares are increased by dividend shares accrued since grant.

CHIEF EXECUTIVE OFFICER TRANSITION

Peter Voser stood down from the Board and his role as Chief Executive Officer with effect from January 1, 2014. In accordance with Shell’s policy for employees who work outside their base country, Peter Voser has repatriated to his base country, which is Switzerland. He is employed by Shell Switzerland until his departure from Shell on March 31, 2014, acting as adviser to the new Chief Executive Officer, Ben van Beurden, ensuring a stable transition. Existing policy was applied in order to determine his remuneration for 2014 and no REMCO discretion was applied. The key elements include:

■	annual base salary of CHF 2,540,000, prorated for service;
■	annual bonus for 2014 (prorated for service) as determined by REMCO;
■	no 2014 LTIP award was made;
■	outstanding LTIP awards subject to the prorating policy;
■	a 2014 DBP award was made, based on deferral of 50% of the 2013 annual bonus;
■	share options granted in 2004 remain exercisable in accordance with the terms of the original grant;
■	normal vesting dates apply (no accelerated vesting);
■	no payment for loss of office; and
■

in accordance with Swiss pension regulations when he leaves employment the present value of Peter Voser’s vested pension benefits in the Shell Switzerland pension fund will be transferred to a regulated individual pension account with a bank or insurance company. His benefits comprise the accrued pension that would otherwise be payable to him at age 60 and the excess savings

88	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

ANNUAL REPORT ON REMUNERATION CONTINUED

capital arising from the implementation of the pension salary cap in 2006. The present value of his unfunded pension arrangement will be released at the same time. These present values are determined in accordance with the pension fund regulations and normal actuarial practice. Pension arrangements for Peter Voser have been disclosed in Directors’ Remuneration Reports since 2006.

Ben van Beurden started as Chief Executive Officer on January 1, 2014. His remuneration for 2014 will be reported in next year’s

Directors’ Remuneration Report. Ben van Beurden’s base salary and pensionable salary for 2014 have been set at €1,400,000. The conditional award of performance shares under the LTIP and DBP are described on page 87. Before his appointment as Chief Executive Officer, Ben van Beurden was employed in the UK on expatriate terms governed by Shell’s mobility policies, which include tax equalisation. As a consequence of this prior assignment and his repatriation to the Netherlands to undertake the role of Chief Executive Officer, a UK tax liability arises in respect of his pension benefits and future vesting of past share plan awards. This UK tax liability will be settled by Shell in accordance with the mobility policies and disclosure will be made in the relevant year’s Directors’ Remuneration Report.

89	SHELL ANNUAL REPORT AND FORM 20-F 2013	DIRECTORS’ REMUNERATION REPORT

DIRECTORS’ REMUNERATION FOR 2013

Single total figure of remuneration for Executive Directors

The table below shows the single total figure of remuneration for the Executive Directors.

SINGLE TOTAL FIGURE OF REMUNERATION FOR EXECUTIVE DIRECTORS (AUDITED)	€ THOUSAND

	Peter Voser				Simon Henry
	2013	[A]	2012	[B]	2013	2012	[B]
Salaries	1,640		1,600		985	940
Taxable benefits	229		186		52	62
Pension	683		–		508	300
Total fixed remuneration	2,552		1,786		1,545	1,302
Annual bonus [C]	1,800		3,300		900	1,500
LTIP and DBP [D]	4,104		13,160		1,986	6,254
Total variable remuneration	5,904		16,460		2,886	7,754
Total remuneration	8,456		18,246		4,431	9,056
in dollars	11,235		23,462		5,887	11,646
in sterling	7,183		14,804		3,764	7,348

[A] No payment for loss of office was made.

[B] UK regulations governing remuneration reporting changed for 2013. The amounts shown for each year have been prepared in accordance with applicable regulations then in force.

[C] The full value of the bonus, comprising both the non-deferred and deferred value. For both years, each director elected to defer 50% of their bonuses into DBP shares. The market prices of A and B shares on January 31, 2014, (€25.61 and £22.25 respectively) were used to determine the number of DBP shares, resulting in 35,142 A shares for Peter Voser and 16,642 B shares for Simon Henry. At vesting, these DBP shares may be supplemented with performance matching shares, which vest on the same basis as the 2014 LTIP award.

[D] Remuneration for performance periods of more than one year, comprising the value of released LTIP awards and performance matching shares. The amounts reported for 2013 relate to the 2011 awards, which vested on February 27, 2014, at the market price of €26.54 and £23.36 for A and B shares respectively. To enable comparison, the amounts reported for 2012 relate to the 2010 awards, which vested on March 12, 2013, at the market price of €25.35 and £22.69 for A and B shares respectively. The value of the LTIP and DBP is calculated as the product of: the gross number of shares of the original award in the case of LTIP, or performance matching shares in the case of DBP, plus dividend shares accrued; the vesting percentage; and the closing market price of A or B shares at the vesting date. The market price of B shares is converted into euros using the exchange rate on the respective date. The original DBP award shares, which are those represented by deferred bonus and dividend shares accrued on these shares, are not considered as long-term remuneration, as they relate to the short-term annual bonus value. Only the performance matching shares and dividend shares accrued on those shares are considered as long-term remuneration, since they relate to performance periods of more than one year.

Single total figure of remuneration for Non-executive Directors

The table below shows the remuneration for the Non-executive Directors.

SINGLE TOTAL FIGURE OF REMUNERATION FOR NON-EXECUTIVE DIRECTORS (AUDITED)							€ THOUSAND
	Fees		Taxable benefits		[A]	Total
	2013	2012	2013	2012		2013	2012
Josef Ackermann	154	145	2	–		156	145
Guy Elliott	170	165	7	–		177	165
Charles O. Holliday	207	207	19	–		226	207
Gerard Kleisterlee	150	145	2	–		152	145
Christine Morin-Postel [B]	58	145	–	–		58	145
Jorma Ollila [C]	825	800	114	121		939	921
Sir Nigel Sheinwald [D]	142	69	8	–		150	69
Linda G. Stuntz	180	175	19	–		199	175
Jeroen van der Veer [B]	55	137	–	–		55	137
Hans Wijers	227	200	4	–		231	200
Gerrit Zalm [D]	142	–	4	–		146	–

[A] UK regulations governing remuneration reporting changed for 2013. The amounts shown for each year have been prepared in accordance with applicable regulations then in force. Specifically, the remuneration reporting regulations in force for 2013 require inclusion of benefits where these would be taxable in the UK, on the assumption that Directors are tax resident in the UK. On this premise, the 2013 taxable benefits amounts include the cost of Non-executive Director occasional business-required spouse travel. Shell also pays for travel between home and the head office in The Hague, where Board and committee meetings are typically held, as well as related hotel and subsistence costs. For consistency, these business expenses are not reported as taxable benefits as for most Non-executive Directors this is international travel and hence would not be taxable in the UK.

[B] Christine Morin-Postel and Jeroen van der Veer stood down with effect from May 21, 2013. No payments for loss of office were made.

[C] The taxable benefits amounts for Jorma Ollila include the use of an apartment (2013: €45,987) and company-provided transport (2013: €61,352).

[D] Sir Nigel Sheinwald was appointed with effect from July 1, 2012. Gerrit Zalm was appointed with effect from January 1, 2013.

90	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

ANNUAL REPORT ON REMUNERATION CONTINUED

Notes to the single total figure of remuneration tables (audited)

BASE SALARY

As disclosed in the 2012 Directors’ Remuneration Report, REMCO reviewed Executive Directors’ annual base salary levels and determined the base salaries, effective from January 1, 2013, as follows: Chief Executive Officer Peter Voser €1,640,000 (+2.5%); and Chief Financial Officer Simon Henry €985,000 (+4.8%). Pensionable salaries were also reviewed and, effective January 1, 2013, increased to CHF 2,540,000 (+2.2%) for Peter Voser and to £720,000 (+4.9%) for Simon Henry.

ANNUAL BONUS

The business scorecard shown below contains independent business measures grouped in three sections: operational cash flow, operational excellence and sustainable development.

At the start of the year, REMCO sets a target range and weighting for each scorecard measure. The actual outcome achieved results for each measure in a score of between 0 and 2, with a score of 1 representing “At target”. These scores are multiplied by the respective weighting of each measure and aggregated, resulting in a mathematical scorecard outcome of between 0 and 2. REMCO may then make an adjustment to the overall scorecard outcome in view of the wider business performance for the year.

Individual performance

An Executive Director’s individual performance is also taken into account in determining his annual bonus. Individual performance is assessed against personal targets. Retrospective disclosure of detailed personal targets is inappropriate as these are deemed to be commercially sensitive.

Conclusion of the 2013 annual bonus

The target 2013 bonus for Peter Voser at 150% of base salary had a value of €2,460,000 and for Simon Henry, at 110% of base salary, of €1,083,500. The maximum bonus opportunity for Peter Voser at 250% of base salary was €4,100,000, and for Simon Henry at 220% of base salary was €2,167,000.

The mathematical scorecard outcome for 2013 was 1.04. REMCO noted the strong delivery on key measures such as project delivery, plant availability, and sustainable development, including safety. However, in view of disappointing cash flow and production outcomes, REMCO determined to adjust the scorecard result to 0.85.

On the basis of this adjusted scorecard result, the annual bonus would have been €2,091,000 for Peter Voser and €920,975 for Simon Henry. Subsequently, REMCO determined no individual performance adjustment for Simon Henry, noting strong delivery in relation to functional leadership and delivery of Shell’s strategic review considered alongside personal accountability for the below-target financial results. REMCO determined a downward adjustment to the bonus for Peter Voser. Despite strong personal performance in his closing year as Chief Executive Officer, Peter Voser’s individual performance targets were closely tied to the delivery of Shell’s financial results, which were below expectations.

The final, rounded, 2013 bonus outcomes for the Executive Directors were below target: €1,800,000 or 110% of base salary for Peter Voser and €900,000 or 91% of base salary for Simon Henry. Half of the bonus is deferred in shares under the DBP.

The table below summarises the 2013 annual bonus targets, the scorecard measures including their weightings, targets and outcomes for the year as well as REMCO’s adjustments, to arrive at the final 2013 bonus payable to Peter Voser and Simon Henry.

2013 ANNUAL BONUS OUTCOME (AUDITED)
					Bonus as a % of base salary
Measures	Weight (% of scorecard)	Target set	Result achieved	Score (0-2)	Peter Voser			Simon Henry
					Target	[A]	Achieved	Target	[A]	Achieved
Operational cash flow ($ billion) [B]	30%	43	41	0.68	45%		31%	33%		22%
Operational excellence	50%			1.02	75%		77%	55%		56%
Project delivery: identified projects on time and budget (%)	20%	75%	88%	1.65
Production (kboe/d)	12%	3,367	3,199	0.00
LNG sales (mtpa)	6%	20.2	19.6	0.30
Refinery and chemical plant availability (%)	12%	91.8	92.5	1.37
Sustainable development	20%			1.59	30%		48%	22%		35%
Total recordable case frequency (incidents/million hours)	10%	1.24	1.15	1.30
Targeted internal measures (score 0-2)	10%	1.00	1.88	1.88
	100%				150%			110%
Mathematical scorecard outcome				1.04
Scorecard outcome after REMCO adjustment				0.85
Final 2013 bonus [C]			€ (% of base salary)		1,800,000 (110%)			900,000 (91%)

[A] Target bonus for Peter Voser was 150% of base salary, and target bonus for Simon Henry was 110% of base salary.

[B] Excluding tax on divestments.

[C] Annual bonus = (base salary x target bonus % x scorecard result), adjusted for individual performance.

91	SHELL ANNUAL REPORT AND FORM 20-F 2013	DIRECTORS’ REMUNERATION REPORT

LONG-TERM INCENTIVE PLAN

In 2011, the Executive Directors were granted a conditional award of performance shares under the LTIP. The terms of this 2011 LTIP award are the same as those applying to the 2013 LTIP awards. These awards were based on 300% of base salary for Peter Voser (with a maximum vesting of 600%) and 240% for Simon Henry (with a maximum vesting of 480%).

At the end of the performance period, which was from January 1, 2011, to December 31, 2013, Shell was ranked fourth among its peer group in terms of TSR (30% weight), fifth in terms of EPS growth on a CCS basis (30% weight), second in terms of hydrocarbon production growth (20% weight) and second in terms of growth in net cash from operating activities (20% weight). REMCO also considered the underlying financial performance of Shell and decided to vest 60% of shares under the LTIP, using no discretion, resulting in 128,700 A shares for Peter Voser and 59,120 B shares for Simon Henry. At vesting, these shares (including accrued dividend) had a value of €3,415,698 and €1,683,438 for Peter Voser and Simon Henry respectively. For current Executive Directors, the vested shares from the LTIP are subject to a further two-year holding period.

DEFERRED BONUS PLAN

In 2011, Executive Directors were granted performance matching shares under the DBP. The performance period was January 1, 2011, to December 31, 2013. Given that the performance condition of the DBP is the same as for the 2011 LTIP, REMCO decided to vest 60% of the performance matching shares under the DBP, using no discretion, resulting in 25,948 A shares for Peter Voser and 10,635 B shares for Simon Henry. At vesting, these shares (including accrued dividend) had a value of €688,660 and €302,831 for Peter Voser and Simon Henry respectively.

BENEFITS

Executive Directors received car allowances or lease cars, transport to and from home and office, occasional business-required spouse travel, as well as employer contributions to life and medical insurance plans. Where appropriate for employees outside their home country, tax equalisation and relocation support policies were applied. Peter Voser received tax compensation in respect of pension contributions (€173,657).

92	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

ANNUAL REPORT ON REMUNERATION CONTINUED

SCHEME INTERESTS AWARDED IN 2013

Scheme interests awarded to Executive Directors in 2013 are shown below.

SCHEME INTERESTS AWARDED TO EXECUTIVE DIRECTORS IN 2013 (AUDITED)						€
				Amount vesting
Scheme interest type	Type of interest awarded	End of performance period	Target award[A]	Minimum performance (% of shares awarded)	[B]	Maximum performance (% of shares of the target award	[A][E])
LTIP	Performance shares	December 31, 2015	Peter Voser: 195,393 A shares, equivalent to 3 x base salary, or €4,920,000[C]. Simon Henry: 91,920 B shares, equivalent to 2.4 x base salary, or €2,364,000.	0%		Maximum number of shares vesting is 200% of the number of shares awarded, equating to €9,840,000[C] for Peter Voser, and €4,728,000 for Simon Henry.
DBP	Performance matching shares	December 31, 2015	25% of 2012 annual bonus[D], which is €825,000 (32,764 A shares) for Peter Voser and €375,000 (14,581 B shares) for Simon Henry.	0%		Maximum number of shares vesting is 200% of the number of shares awarded, equating to €1,650,000 for Peter Voser and €750,000 for Simon Henry.

[A] Awards based on a market price at February 28, 2013 (close of the award date), for A and B shares of €25.18 and £22.24 respectively.

[B] Minimum performance relates to the lowest level of achievement, for which no reward is delivered.

[C] Peter Voser’s award will be prorated for service.

[D] Peter Voser and Simon Henry elected to defer 50% of their 2012 bonus into DBP shares, half of which is matchable with additional performance matching shares. This results in performance matching shares with a value of 25% of their 2012 bonus.

[E] The equivalent values exclude share price movements and accrued dividend.

2013 LTIP and DBP awards

To determine the appropriate award, REMCO considers the award value to be a market competitive reward for medium- to long-term out-performance of the business relative to other oil majors (BP, Chevron, ExxonMobil and Total) on measures which are considered key indicators of the delivery of the strategy in the medium to long term.

The measures and weightings applying to both LTIP and DBP are: total shareholder return (TSR) growth (30%); earnings per share (EPS) growth on a CCS basis (30%); hydrocarbon production growth (20%); and net cash growth from operating activities (20%).

VESTING

The LTIP and DBP performance matching shares vest on the basis of the relative performance rankings as indicated in the table below.

RELATIVE PERFORMANCE RANKINGS
Shell’s rank against peers on each of the four performance measures	Number of conditional performance shares ultimately awarded, taking into account the weightings of the four performance measures
1st	2 x initial LTIP award
2 x half of the deferred bonus shares
2nd	1.5 x initial LTIP award
1.5 x half of the deferred bonus shares
3rd	0.8 x initial LTIP award
0.8 x half of the deferred bonus shares
4th or 5th	Nil

If the TSR ranking is fourth or fifth, the level of the award that can vest on the basis of the three other measures will be capped at 50% of the maximum.

REMCO retains discretion to adjust the calculated vesting outcome if it believes that this is distorted by circumstances which are unrelated to performance, for example reporting changes, ranking clustering, mathematical anomalies or corporate events in the comparator group.

REMCO will consider using discretion to ensure that remuneration appropriately reflects Shell’s performance and may adjust the final vesting outcome of the LTIP (and, therefore, DBP). In using discretion REMCO may adjust the vesting percentage downwards, but will not adjust upwards without prior consultation with major shareholders.

“At target” performance is equivalent to ranking positions which would, in line with the vesting schedule and TSR underpin, lead to a total of 100% vesting of the initial LTIP award and release of 100% of the DBP performance matching shares. At maximum performance, 200% of the number of LTIP and DBP performance matching shares awarded will vest.

To deliver the shares under the LTIP and DBP, market-purchased shares are used rather than the issuing of new shares.

STATEMENT OF DIRECTORS’ SHAREHOLDING AND SHARE INTERESTS (AUDITED)

REMCO believes that Executive Directors should align their interests with those of shareholders by holding shares in Royal Dutch Shell plc. In a business where it can take many years to reach a final investment decision on a project, and many further years of development before a facility comes on-stream, long-term shareholding properly aligns interests of Executive Directors with those of shareholders.

93	SHELL ANNUAL REPORT AND FORM 20-F 2013	DIRECTORS’ REMUNERATION REPORT

Shareholding guidelines

Prior to the proposed Directors’ Remuneration Policy becoming effective on January 1, 2015, the Chief Executive Officer is expected to build a shareholding with a value of 300% of base salary, and other Executive Directors a level of 200% of base salary. Both Peter Voser and Simon Henry have already met their respective shareholding levels.

There are no shareholding guidelines for Non-executive Directors.

EXECUTIVE DIRECTORS’ SHAREHOLDING (AUDITED)
	Shareholding guideline	Value of shares counting towards guideline (% of base as at December 2013)	[A]
Peter Voser	300%	1,466%
Simon Henry	200%	796%

[A] Representing the value of Directors’ share interests and the estimated after-tax value of DBP shares (not subject to performance conditions).

Share interests of Directors and connected persons

The interests (in shares of the Company or calculated equivalents) of the Directors in office during the year, including any interests of their connected persons, are set out in the “Directors’ share interests” table on this page.

There were no changes in Directors’ share interests during the period from December 31, 2013, to March 12, 2014, except in the case of Peter Voser whose interests increased by 165,929 (A shares) and Simon Henry whose interests increased by 68,330 (B shares), in both cases resulting from the release of the 2011 LTIP and DBP awards which vested on February 27, 2014. In addition, Sir Nigel Sheinwald’s share interests increased by 530 (B shares) as a result of a share purchase.

As at March 12, 2014, the Directors and Senior Management (pages 58-60) of the Company beneficially owned individually and in aggregate (including shares under option) less than 1% of the total shares of each class of the Company shares outstanding.

Directors’ scheme interests

The table below shows the aggregate position for Directors’ interests under share schemes at December 31, and share options exercised during the year. In respect of Peter Voser, these are A shares, except for the share options which are B Shares. For Jeroen van der Veer, these are A shares, and for Simon Henry these are B shares. During the period from December 31, 2013, to March 12, 2014, scheme interests have changed as a result of the vesting of the 2011 LTIP and DBP awards on February 27, 2014, and the 2014 LTIP and DBP awards made on January 31, 2014, as described on pages 91 and 87 respectively.

DIRECTORS’ SHARE INTERESTS [A] (AUDITED)
	January 1, 2013			December 31, 2013
	A shares	B shares		A shares		B shares
Josef Ackermann	10,253	–		10,523		–
Guy Elliott	–	5,677		–		5,677
Simon Henry	9,175	51,652		9,175		231,471
Charles O. Holliday	–	20,000	[B]	–		20,000	[B]
Gerard Kleisterlee	5,000	–		5,000		–
Christine Morin-Postel	8,485	–		8,485	[D]	–
Jorma Ollila	25,000	–		25,000		–
Sir Nigel Sheinwald	–	470		–		470
Linda G. Stuntz	–	8,400	[C]	–		8,400	[C]
Jeroen van der Veer	383,400	–		383,400	[D]	–
Peter Voser	289,013	–		790,220		–
Hans Wijers	5,251	–		5,251		–
Gerrit Zalm	–	–		2,026		–

[A] Includes vested LTIP awards subject to holding conditions. Excludes unvested interests in shares or options awarded under the Long-term Incentive Plan, the Deferred Bonus Plan, and the share option plans.

[B] Held as 10,000 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.

[C] Held as 4,200 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.

[D] Interests at May 21, 2013, when Christine Morin-Postel and Jeroen van der Veer stood down as Directors.

DIRECTORS’ SCHEME INTERESTS (AUDITED)
	Share plan interests[A]								Share options
	LTIP subject to performance conditions[B]		DBP not subject to performance conditions[C]		DBP subject to performance conditions[D]		Total		Vested but unexercised			Exercised in
	2013	2012	2013	2012	2013	2012	2013	2012	2013		2012	2013		2012
Peter Voser	610,430	651,186	224,795	203,378	112,398	101,689	947,623	956,253	229,866		229,866	–		–
Simon Henry	283,222	303,710	95,366	82,329	47,683	41,165	426,271	427,204	–		32,583	32,583	[E]	22,728
Jeroen van der Veer	–	–	–	–	–	–	–	–	300,000	[F]	300,000	–		300,000

[A] Includes unvested long-term incentive awards and notional dividend shares accrued at December 31. Interests are shown on the basis of the original awards. The shares subject to performance conditions can vest at between 0% and 200%. Dividend shares accumulate each year on an assumed notional LTIP/DBP award. Such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded but, when an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the award date. Shares released during the year are included in the “Directors’ share interests” table.

[B] Total number of unvested LTIP shares at December 31, including dividend shares accrued on the original LTIP award.

[C] The number of shares deferred from the bonus (original DBP award) and the dividend shares accrued on these at December 31. Delivery of the original DBP award and the related dividends accrued is not subject to performance conditions.

[D] The target number of performance matching shares, which correspond to the original DBP award. As per the operation of the DBP, half of the shares from the bonus deferral are matchable with performance matching shares. The actual number of performance matching shares will be determined at vesting on the same basis as the LTIP vesting.

[E] Simon Henry exercised his remaining share options (32,583 B shares) on May 10, 2013. The grant price was £13.89 and the market price of B shares at the date of exercise was £23.09.

[F] As at May 21, 2013, when Jeroen van der Veer stood down as a Director.

94	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

ANNUAL REPORT ON REMUNERATION CONTINUED

TSR PERFORMANCE AND CHIEF EXECUTIVE OFFICER PAY

Performance graphs

The graphs below compare the TSR performance of Royal Dutch Shell plc over the past five financial years with that of the companies comprising the Euronext 100 and the FTSE 100 share indices.

The Board regards the Euronext 100 and the FTSE 100 share indices as appropriate broad market equity indices for comparison, as they are the leading market indices in Royal Dutch Shell plc’s home markets.

Chief Executive Officer pay outcomes

The following table sets out the single total figure of remuneration, and the annual bonus payout and long-term incentive (LTI) vesting rates compared with the respective maximum opportunity, for the Chief Executive Officer (CEO) for the last five years.

CEO PAY OUTCOMES
Year	Chief Executive Officer	Single total figure of remuneration (€000)	Annual bonus payout against maximum opportunity	LTI vesting rates against maximum opportunity
2013	Peter Voser	8,456	44%	30%
2012	Peter Voser	18,246	83%	88%
2011	Peter Voser	9,941	90%	30%
2010	Peter Voser	10,611	100%	75%
2009	Peter Voser	6,228	50%	0%
	Jeroen van der Veer	3,748	66%	0%

Jeroen van der Veer stood down on July 1, 2009, and Peter Voser took over from that date. Only remuneration relating to their position as Chief Executive Officer is included for 2009.

CHANGE IN REMUNERATION OF CHIEF EXECUTIVE OFFICER AND EMPLOYEES FROM 2012 TO 2013

The table below compares Peter Voser’s 2012 and 2013 remuneration in his role as the Chief Executive Officer with that of a comparator group consisting of local employees in the Netherlands, the UK, and the USA. This is considered to be a suitable employee comparator group, because:

■	these are countries with a significant Shell employee base;
■	a large proportion of senior managers come from these countries; and
■	REMCO considers remuneration levels in these countries when setting base salaries for Executive Directors.

Taxable benefits are those that align with the definition of taxable benefits applying in the respective country. In line with the “Single total figure of remuneration for Executive Directors” table, the annual bonus is included in the year in respect of which it was earned.

CHANGE IN REMUNERATION OF CEO AND EMPLOYEES
	CEO		Employees
Salaries	2.5%		4.6%
Taxable benefits	23%	[A]	3%
Annual bonus	– 45%		– 21%

[A] For the Chief Executive Officer, taxable benefits are as reported in the “Single total figure of remuneration for Executive Directors” table on page 89. As the reporting of taxable benefits in that table differs between 2013 and 2012, the change shown is affected by this. If the 2012 definition of taxable benefits is applied to both years, the change would be 12%.

RELATIVE IMPORTANCE OF SPEND ON PAY

Distributions to shareholders by way of dividend and share buybacks, and remuneration paid to or receivable by all employees for the last five years are set out below, together with the percentage annual change.

RELATIVE IMPORTANCE OF SPEND ON PAY

	Dividends and share buybacks[A]		Spend on pay (all employees)[B]
Year	$ billion	Annual change	$ billion	Annual change
2013	17.1	35%	16.4	9%
2012	12.7	9%	15.1	3%
2011	11.6	14%	14.6	4%
2010	10.2	– 3%	14.1	– 4%
2009	10.5		14.7

[A] Dividends paid, which includes the dividends settled in shares via our Scrip Dividend Programme, and repurchases of shares as reported in the “Consolidated Statement of Changes in Equity”.

[B] Employee expense as reported in Note 5 to the “Consolidated Financial Statements”.

95	SHELL ANNUAL REPORT AND FORM 20-F 2013	DIRECTORS’ REMUNERATION REPORT

Spend on pay can be compared with the major costs associated with generating income by referring to the “Consolidated Statement of Income”. Over the last five years, the spend on pay has been less than 6% of the major costs of generating income. These costs are considered to be the sum of: purchases; production and manufacturing expenses; selling, distribution and administrative expenses; research and development; exploration; and depreciation, depletion and amortisation.

PAYMENTS TO PAST DIRECTORS (AUDITED)

On March 12, 2013, Malcolm Brinded’s 2010 LTIP and DBP shares vested at 175%. The value at vest of the LTIP shares was €7,991,214 and the value at vest of the performance matching DBP shares was €1,007,216. His 2011 LTIP and DBP awards vested at 60% on February 27, 2014. The value at vest of the prorated LTIP shares was €1,481,664 and the value at vest of the performance matching DBP shares was €453,577. Values have been calculated in line with the method used for the “Single total figure of remuneration for Executive Directors” table (page 89). Payments below €5,000 are not reported as they are considered de minimis below this level.

TOTAL PENSION ENTITLEMENTS (AUDITED)

During 2013, Peter Voser and Simon Henry accrued retirement benefits under defined benefit plans. The pension accrued under these plans at December 31, 2013, is indicated in the table below.

The age at which Peter Voser and Simon Henry can receive any pension benefit without consent and without actuarial reduction is 60. Any benefits on early retirement are reduced using actuarial factors to reflect early payment. No payments were made regarding early retirement or in lieu of retirement benefits.

ACCRUED PENSION (AUDITED)			THOUSAND
	At December 31, 2013
Peter Voser	CHF 1,387	€1,132	$1,558
Simon Henry	£418	€501	$690

Peter Voser

Peter Voser is a member of the Pensionfonds der Shell Switzerland (PfdSS), the pension fund for Shell employees in Switzerland. The PfdSS provides him with pension benefits in defined benefit form up to the statutory salary cap for funded pensions in Switzerland. In addition, Peter Voser has an individual savings account in the PfdSS, which was formed from the surplus value of his pension entitlements above the statutory salary cap when the cap was introduced on January 1, 2006.

Peter Voser also has a personal pension arrangement given on his return to Shell in 2004 and implemented on January 1, 2006. This arrangement entitles him to additional unfunded pension benefits such that his total pension benefits are equal to what they would have been if the statutory salary cap had not been established. Approximately half of his pension benefits are in the PfdSS and half will be delivered by the unfunded arrangement.

Simon Henry

Simon Henry is a member of the Shell Overseas Contributory Pension Fund (SOCPF) and the Shell Contributory Pension Fund (SCPF), with both funded pension arrangements providing pension benefits in defined benefit form. The SOCPF provides benefits in respect of his periods of employment outside the UK, while the SCPF provides benefits in respect of his periods of employment in the UK. Simon Henry has elected to have his benefits from the SCPF restricted to the UK lifetime allowance with any excess provided from an unfunded arrangement, the Shell Supplementary Pension Plan (SSPP).

Jeroen van der Veer

Jeroen van der Veer served as a Non-executive Director during 2013, but retired from Shell service on July 1, 2009, and is a pensioner. He did not accrue pension benefits during 2013.

EXTERNAL APPOINTMENTS

The Board considers external appointments to be valuable in broadening Executive Directors’ knowledge and experience. The number of outside directorships is generally limited to one. The Board must explicitly approve such appointments. Executive Directors are allowed to retain any cash or share-based compensation they receive from such external board directorships.

EXTERNAL APPOINTMENTS	CHF THOUSAND

Executive Director	Appointee organisation	2013 fee
Peter Voser	Roche	330

STATEMENT OF VOTING AT 2013 ANNUAL GENERAL MEETING

The Royal Dutch Shell plc 2013 Annual General Meeting was held on May 21, 2013, in the Netherlands. On the resolution to approve the Directors’ Remuneration Report (“Approval of 2012 Directors’ Remuneration Report”) the results of the poll were as follows:

VOTING ON THE 2012 DIRECTORS’ REMUNERATION REPORT
Vote	Number		Percentage
Votes cast in favour	3,046,244,580		92.35%
Votes cast against	252,361,359		7.65%
Total votes cast	3,298,605,939	[A]	100%
Votes withheld [B]	80,955,831

[A] Representing 51.81% of issued share capital (ISC).

[B] “Vote withheld” is not a vote under English law and is not counted in the calculation of the proportion of the votes “for” and “against” a resolution.

DILUTION

In any 10-year period, not more than 5% of the issued Ordinary share capital of the Company may be issued or issuable under executive (discretionary) share plans adopted by the Company. To date, no shareholder dilution has resulted from these plans, although it is permitted under the rules of the plans subject to these limits.

DIRECTORS’ CONTRACTS AND LETTERS OF APPOINTMENT

Executive Directors have employment contracts for an indefinite period. Non-executive Directors, including the Chairman, do not have an employment contract but letters of appointment. Details of Executive Directors’ employment contracts can be found in the Directors’ Remuneration Policy on page 84. Further details of NED terms of appointment can be found in the “Directors’ Report” on page 62 and the “Corporate governance” report on page 65.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Shell paid and/or accrued a total amount of compensation of $52 million (2012: $77 million) for services in all capacities that Directors and Senior Management at Shell provided during the year ended December 31, 2013. This includes a total amount of $5 million (2012: $5 million) or accrued by Shell to provide pension, retirement and similar benefits for Directors and Senior Management during the year ended December 31, 2013. The amounts stated are those recognised in Shell’s income on an IFRS basis. Personal loans or guarantees were not provided to Directors or Senior Management.

Biographies of the Directors and Senior Management can be found on pages 58-60.

Signed on behalf of the Board /s/ Michiel Brandjes
Michiel Brandjes
Company Secretary
March 12, 2014

96	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

FINANCIAL STATEMENTS AND SUPPLEMENTS

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

97	Reports on the Consolidated Financial Statements
101	Consolidated Statement of Income
101	Consolidated Statement of Comprehensive Income
102	Consolidated Balance Sheet
103	Consolidated Statement of Changes in Equity
104	Consolidated Statement of Cash Flows
105	Notes to the Consolidated Financial Statements
105	Note 1 Basis of preparation
105	Note 2 Accounting policies
110	Note 3 Key accounting estimates and judgements
111	Note 4 Segment information
114	Note 5 Employees, Directors and Senior Management
115	Note 6 Interest and other income
115	Note 7 Interest expense
115	Note 8 Intangible assets
116	Note 9 Property, plant and equipment
118	Note 10 Joint ventures and associates
118	Note 11 Investments in securities
119	Note 12 Trade and other receivables
119	Note 13 Inventories
119	Note 14 Cash and cash equivalents
120	Note 15 Debt and lease arrangements
123	Note 16 Trade and other payables
123	Note 17 Taxation
125	Note 18 Retirement benefits
127	Note 19 Decommissioning and other provisions
128	Note 20 Financial instruments and other derivative contracts
132	Note 21 Share capital
133	Note 22 Share-based compensation plans and shares held in trust
135	Note 23 Other reserves
136	Note 24 Dividends
137	Note 25 Legal proceedings and other contingencies
137	Note 26 Earnings per share
137	Note 27 Auditors’ remuneration
138	Note 28 Change in accounting policy for retirement benefits
139	Note 29 Post-balance sheet events

97	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Our opinion

In our opinion the Consolidated Financial Statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively Shell):

■	give a true and fair view of the state of Shell’s affairs as at December 31, 2013, and of Shell’s income and cash flows for the year then ended;
■	have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union; and
■	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

This opinion is to be read in the context of what we say in the remainder of this report.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in Note 1 to the Consolidated Financial Statements, Shell, in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the Consolidated Financial Statements comply with IFRSs as issued by the IASB.

What we have audited

The Consolidated Financial Statements, which are prepared by Shell, comprise:

■	the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income for the year ended December 31, 2013;
■	the Consolidated Balance Sheet as at December 31, 2013;
■	the Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for the year ended December 31, 2013; and
■	the related Notes to the Consolidated Financial Statements, which include a summary of significant accounting policies and other explanatory information.

The financial reporting framework that has been applied in their preparation comprises applicable law, IFRSs as adopted by the European Union.

Certain disclosures required by the financial reporting framework have been presented elsewhere in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2013 (the Annual Report), rather than in the Consolidated Financial Statements. These are cross-referenced from the Consolidated Financial Statements and are identified as audited.

What an audit of financial statements involves

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) (ISAs (UK and Ireland)). An audit involves obtaining evidence about the amounts and disclosures in the Consolidated Financial Statements sufficient to give reasonable assurance that the Consolidated Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

■	whether the accounting policies are appropriate to Shell’s circumstances and have been consistently applied and adequately disclosed;
■	the reasonableness of significant accounting estimates made by the Directors; and
■	the overall presentation of the Consolidated Financial Statements.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited Consolidated Financial Statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Overview of our audit approach

MATERIALITY

We set certain thresholds for materiality. These helped us to determine the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and on the Consolidated Financial Statements as a whole.

Based on our judgement, we determined materiality for the Consolidated Financial Statements as a whole to be $1,675 million, representing approximately 5% of income before taxation.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $75 million, as well as misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

OVERVIEW OF THE SCOPE OF OUR AUDIT

Shell is structured along three reportable segments being Upstream, Downstream and Corporate. The Consolidated Financial Statements are a consolidation of 562 reporting units, comprising Shell’s operating businesses and centralised functions spread across more than 70 countries.

In establishing the overall approach to the audit, we determined the type of work that needed to be performed at the reporting units by us, as the group engagement team, or component auditors within PwC UK and from other PwC network firms operating under our instruction. Where the work was performed by component auditors, we determined the level of involvement we needed to have in the audit work at those reporting units to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the Consolidated Financial Statements as a whole.

Accordingly, of Shell’s reporting units, we identified 40 which, in our view, required an audit of their complete financial information, either due to their overall size or their risk characteristics. Specific audit procedures on certain balances and transactions were performed on a further 38 reporting units. These 78 reporting units represented 65% of consolidated revenue and 57% of consolidated assets.

Of the remaining reporting units, 185 were subject to analysis of period on period movements, with a focus on higher risk balances and unusual movements and additional audit procedures over specific transactions (for example, acquisitions and divestments). This provided us with the evidence we needed for our opinion on the Consolidated Financial Statements as a whole. The remaining reporting units were considered to be immaterial individually and in aggregate.

98	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC CONTINUED

AREAS OF PARTICULAR AUDIT FOCUS

In preparing the Consolidated Financial Statements, the Directors made a number of judgements, for example in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. We primarily focused our work in these areas by assessing the Directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the Consolidated Financial Statements.

In our audit, we tested and examined information, using sampling and other auditing techniques, to the extent that we considered necessary to provide a reasonable basis for us to draw conclusions. We obtained audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

We considered the following areas to be those that required particular focus in the current year. This is not a complete list of all risks or areas of particular focus identified by our audit. We discussed these areas of focus with the Audit Committee. Their description of those matters that they considered to be significant issues in relation to the Consolidated Financial Statements is set out on page 75.

Area of focus	How the scope of our audit addressed the area of focus

Impairment of property, plant and equipment; intangible assets; and joint ventures and associates

The assessment of asset fair values and potential impairment depends heavily on management judgement, particularly estimates of future cash flows, inflation rates and long-term prices.

We assessed controls over the identification of assets which were at risk of impairment. We considered the appropriateness of impairment charges recognised in the year, focusing on the timing, completeness and accuracy of the amounts recognised. As part of this assessment, we tested key assumptions underlying the cash flow forecasts, including the inflation rates, long-term prices and risk adjustments. Where relevant, we also considered other data points, such as third party valuation reports. We considered the appropriateness of the discount rate used to reflect the time value of money.

Taxation

Certain judgements are made when determining both the appropriate amounts to provide in respect of potential income tax exposures and the assessment of the recoverability of deferred tax assets.

We performed testing over the analysis of individual tax exposures in certain reporting units along with the analysis of the recoverability of deferred tax assets. This included testing the rates applied to provisions and deferred tax balances, probability assessments of the potential outcomes and obtaining corroborative evidence from communications received from the relevant tax authorities.

Area of focus	How the scope of our audit addressed the area of focus

Decommissioning and restoration provisions

The calculation of decommissioning and restoration provisions requires significant judgement regarding asset lives, future costs and production rate estimates.

We performed testing over key assumptions underpinning material decommissioning and restoration provisions. This included performing sensitivity analyses over changes in forecasts. We also tested the accuracy of calculations and evaluated the appropriateness of the discount rate used to reflect the time value of money.

Gross and net presentation of balances

The correct presentation of commodity trading balances on the balance sheet is dependent on both the contractual terms and management intent in regards to how receivables and payables held with the same counterparty will be settled.

The correct presentation of commodity trading transactions in the income statement is contingent on the nature and intent of the transaction.

We performed testing over the process used to identify contracts with legal right of offset and the settlement of outstanding positions. We examined corroborative evidence including master netting agreements and verified management’s intent through review of third party confirmations and actual settlements throughout the period.

We performed testing over the processes used to segregate contracts held for trading purposes. This testing focused on the determination of gross and net presentation in the income statement based on the nature and intent of the transaction.

Fraud in revenue recognition – unrealised commodity trading revenue

Auditing standards identify revenue recognition as an area that is particularly susceptible to fraud. The management judgement involved in estimating unrealised revenue increases the potential for fraud.

We assessed the overall commodity trading process, including internal risk management procedures and the system controls for entering and maintaining complete and accurate information related to trading deals. We tested the valuation of unsettled derivative contracts at the period end date which require the use of valuation models. Our audit procedures focused on appropriate selection and application of these models based on the contract terms and the key assumptions, including price curves and discount rates.
Risk of management override of internal controls Auditing standards require that we consider this.	We considered whether there was evidence of bias by the Directors in the significant accounting estimates and judgements relevant to the Consolidated Financial Statements. We tested manual journal entries at in scope reporting locations. We also assessed the overall control environment, including the arrangements for staff to “whistle-blow” inappropriate actions, and interviewed senior management and Shell’s internal audit function.

99	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

Going concern

Under the Listing Rules we are required to review the Directors’ statement, set out on page 62, in relation to going concern. We have nothing to report having performed our review.

As noted in the Directors’ statement, the Directors have concluded that it is appropriate to prepare the Consolidated Financial Statements using the going concern basis of accounting. The going concern basis presumes that Shell has adequate resources to remain in operation, and that the Directors intend it to do so, for at least one year from the date that the Consolidated Financial Statements were signed. As part of our audit we have concluded that the Directors’ use of the going concern basis is appropriate.

However, because not all future events or conditions can be predicted, these statements are not a guarantee as to Shell’s ability to continue as a going concern.

OPINION ON OTHER MATTER PRESCRIBED BY THE COMPANIES ACT 2006

In our opinion the information given in the Strategic Report and the Directors’ Report for the financial year for which the Consolidated Financial Statements are prepared is consistent with the Consolidated Financial Statements.

OTHER MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION

Adequacy of information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion, we have not received all the information and explanations we require for our audit. We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of Directors’ remuneration specified by law have not been made. We have no exceptions to report arising from this responsibility.

Corporate Governance statement

Under the Listing Rules we are required to review the part of the Corporate Governance statement relating to the Company’s compliance with nine provisions of the UK Corporate Governance Code (the Code). We have nothing to report having performed our review.

On page 62 of the Annual Report, as required by the Code Provision C.1.1, the Directors state that they consider the Annual Report including the financial statements taken as a whole, is fair, balanced and understandable and provides the information necessary for members to assess Shell’s performance, business model and strategy. On page 75, as required by C.3.8 of the Code, the Audit Committee has set out the significant issues that it considered in relation to the Consolidated Financial Statements, and how they were addressed. Under ISAs (UK and Ireland) we are required to report to you if, in our opinion:

■	the statement given by the Directors is materially inconsistent with our knowledge of Shell acquired in the course of performing our audit; or
■	the section of the Annual Report describing the work of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee.

We have no exceptions to report arising from this responsibility.

Other information in the Annual Report

Under ISAs (UK and Ireland), we are required to report to you if, in our opinion, information in the Annual Report is:

■	materially inconsistent with the information in the audited Consolidated Financial Statements; or
■	apparently materially incorrect based on, or materially inconsistent with, our knowledge of Shell acquired in the course of performing our audit; or
■	is otherwise misleading.

We have no exceptions to report arising from this responsibility.

RESPONSIBILITIES FOR THE CONSOLIDATED FINANCIAL STATEMENTS AND THE AUDIT

Our responsibilities and those of the Directors

As explained more fully in the Directors’ Responsibilities Statement set out on page 61, the Directors are responsible for the preparation of the Consolidated Financial Statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the Consolidated Financial Statements in accordance with applicable law and ISAs (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

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

OTHER MATTER

We have reported separately on the Parent Company Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2013 and on the information in the Directors’ Remuneration Report that is described as having been audited.

Stephen Johnson (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

March 12, 2014

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2013 only and does not form part of the Royal Dutch Shell plc’s Annual Report on Form 20-F for 2013.

100	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND ROYAL DUTCH SHELL PLC SHAREHOLDERS

In our opinion, the accompanying Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements present fairly, in all material respects, the financial position of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively Shell) at December 31, 2013, and December 31, 2012, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting of Shell set out on page 69. Our responsibility is to express opinions on these Consolidated Financial Statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 2, Shell changed the manner in which it accounts for retirement benefits in 2013, which resulted in the inclusion of the Consolidated Balance Sheet at December 31, 2011.

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

PricewaterhouseCoopers LLP

London

March 12, 2014

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2013 only and does not form part of the Royal Dutch Shell plc’s Annual Report and Accounts for 2013.

101	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME	$ MILLION

	NOTES	2013	Restated 2012	Restated 2011
Revenue		451,235	467,153	470,171
Share of profit of joint ventures and associates	10	7,275	8,948	8,737
Interest and other income	6	1,089	5,599	5,581
Total revenue and other income		459,599	481,700	484,489
Purchases		353,199	369,725	370,044
Production and manufacturing expenses		28,386	26,215	26,553
Selling, distribution and administrative expenses		14,675	14,465	14,359
Research and development		1,318	1,307	1,123
Exploration		5,278	3,104	2,266
Depreciation, depletion and amortisation		21,509	14,615	13,228
Interest expense	7	1,642	1,757	1,373
Income before taxation		33,592	50,512	55,543
Taxation	17	17,066	23,552	24,450
Income for the period	4	16,526	26,960	31,093
Income attributable to non-controlling interest		155	248	267
Income attributable to Royal Dutch Shell plc shareholders		16,371	26,712	30,826

All results are from continuing activities.

EARNINGS PER SHARE	$

	NOTES	2013	Restated 2012	Restated 2011
Basic earnings per share	26	2.60	4.27	4.97
Diluted earnings per share	26	2.60	4.26	4.96

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	$ MILLION

	NOTES	2013	Restated 2012	Restated 2011
Income for the period		16,526	26,960	31,093
Other comprehensive income	23
Items that may be reclassified to income in later periods:
Currency translation differences		(1,938)	1,394	(3,138)
Unrealised (losses)/gains on securities		(166)	(815)	1,684
Cash flow hedging gains/(losses)		178	31	(222)
Share of other comprehensive (loss)/income of joint ventures and associates		(167)	(222)	60
Total		(2,093)	388	(1,616)
Items that are not reclassified to income in later periods:
Retirement benefits remeasurements		3,833	(2,578)	(3,575)
Other comprehensive income/(loss) for the period		1,740	(2,190)	(5,191)
Comprehensive income for the period		18,266	24,770	25,902
Comprehensive income attributable to non-controlling interest		23	300	(348)
Comprehensive income attributable to Royal Dutch Shell plc shareholders		18,243	24,470	26,250

The Notes on pages 105 to 139 form an integral part of these Consolidated Financial Statements.

102	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

CONSOLIDATED BALANCE SHEET	$ MILLION

	NOTES	Dec 31, 2013	Restated Dec 31, 2012	Restated Dec 31, 2011
Assets
Non-current assets
Intangible assets	8	4,394	4,470	4,521
Property, plant and equipment	9	191,897	172,293	152,081
Joint ventures and associates	10	34,613	38,350	37,990
Investments in securities	11	4,715	4,867	5,492
Deferred tax	17	5,785	4,288	4,943
Retirement benefits	18	3,574	2,301	3,414
Trade and other receivables	12	9,191	8,991	9,256
		254,169	235,560	217,697
Current assets
Inventories	13	30,009	30,781	28,976
Trade and other receivables	12	63,638	65,403	79,509
Cash and cash equivalents	14	9,696	18,550	11,292
		103,343	114,734	119,777
Total assets		357,512	350,294	337,474
Liabilities
Non-current liabilities
Debt	15	36,218	29,921	30,463
Trade and other payables	16	4,065	4,175	4,921
Deferred tax	17	11,943	10,312	10,096
Retirement benefits	18	11,182	15,290	13,738
Decommissioning and other provisions	19	19,698	17,435	15,631
		83,106	77,133	74,849
Current liabilities
Debt	15	8,344	7,833	6,712
Trade and other payables	16	70,112	72,839	81,846
Taxes payable	17	11,173	12,684	10,606
Retirement benefits	18	382	402	387
Decommissioning and other provisions	19	3,247	3,221	3,108
		93,258	96,979	102,659
Total liabilities		176,364	174,112	177,508
Equity
Share capital	21	542	542	536
Shares held in trust	22	(1,932)	(2,287)	(2,990)
Other reserves	23	(2,037)	(3,752)	(1,961)
Retained earnings		183,474	180,246	162,895
Equity attributable to Royal Dutch Shell plc shareholders		180,047	174,749	158,480
Non-controlling interest		1,101	1,433	1,486
Total equity		181,148	176,182	159,966
Total liabilities and equity		357,512	350,294	337,474

Signed on behalf of the Board /s/ Simon Henry
Simon Henry
Chief Financial Officer
March 12, 2014

The Notes on pages 105 to 139 form an integral part of these Consolidated Financial Statements.

103	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	$ MILLION

	Equity attributable to Royal Dutch Shell plc shareholders
	Share capital (see Note 21)	Shares held in trust (see Note 22)	Other reserves (see Note 23)	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2013	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182
Comprehensive income for the period	–	–	1,872	16,371	18,243	23	18,266
Capital contributions from, and other changes in, non-controlling interest	–	–	–	18	18	(103)	(85)
Dividends paid (see Note 24)	–	–	–	(11,338)	(11,338)	(252)	(11,590)
Scrip dividends (see Note 24)	12	–	(12)	4,140	4,140	–	4,140
Repurchases of shares	(12)	–	12	(5,757)	(5,757)	–	(5,757)
Shares held in trust: net sales and dividends received	–	355	–	126	481	–	481
Share-based compensation	–	–	(157)	(332)	(489)	–	(489)
At December 31, 2013	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148
At January 1, 2012, restated	536	(2,990)	(1,961)	162,895	158,480	1,486	159,966
Comprehensive income for the period, restated	–	–	(2,242)	26,712	24,470	300	24,770
Capital contributions from, and other changes in, non-controlling interest	–	–	–	39	39	(61)	(22)
Dividends paid (see Note 24)	–	–	–	(10,955)	(10,955)	(292)	(11,247)
Scrip dividends (see Note 24)	9	–	(9)	3,565	3,565	–	3,565
Repurchases of shares	(3)	–	3	(1,728)	(1,728)	–	(1,728)
Shares held in trust: net sales and dividends received	–	703	–	150	853	–	853
Share-based compensation	–	–	457	(432)	25	–	25
At December 31, 2012, restated	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182
At January 1, 2011, restated	529	(2,789)	2,534	140,179	140,453	1,767	142,220
Comprehensive income for the period, restated	–	–	(4,576)	30,826	26,250	(348)	25,902
Capital contributions from, and other changes in, non-controlling interest	–	–	–	41	41	505	546
Dividends paid (see Note 24)	–	–	–	(10,457)	(10,457)	(438)	(10,895)
Scrip dividends (see Note 24)	10	–	(10)	3,580	3,580	–	3,580
Repurchases of shares	(3)	–	3	(1,106)	(1,106)	–	(1,106)
Shares held in trust: net (purchases)/sales and dividends received	–	(201)	–	142	(59)	–	(59)
Share-based compensation	–	–	88	(310)	(222)	–	(222)
At December 31, 2011, restated	536	(2,990)	(1,961)	162,895	158,480	1,486	159,966

The Notes on pages 105 to 139 form an integral part of these Consolidated Financial Statements.

104	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

CONSOLIDATED STATEMENT OF CASH FLOWS	$ MILLION

	NOTES	2013	Restated 2012	Restated 2011
Cash flow from operating activities
Income for the period		16,526	26,960	31,093
Adjustment for:
Current taxation		18,582	22,722	23,009
Interest expense (net)		1,448	1,543	1,164
Depreciation, depletion and amortisation		21,509	14,615	13,228
Net gains on sale of assets		(382)	(4,228)	(4,485)
Decrease/(increase) in inventories		608	(1,746)	(1,930)
Decrease/(increase) in accounts receivable		5,648	14,145	(10,109)
(Decrease)/increase in accounts payable and accrued liabilities		(3,268)	(9,008)	5,568
Share of profit of joint ventures and associates		(7,275)	(8,948)	(8,737)
Dividends received from joint ventures and associates		7,117	10,573	9,681
Deferred taxation, retirement benefits, decommissioning and other provisions		(2,701)	341	1,860
Other		2,937	201	(949)
Net cash from operating activities (pre-tax)		60,749	67,170	59,393
Taxation paid		(20,309)	(21,030)	(22,622)
Net cash from operating activities		40,440	46,140	36,771
Cash flow from investing activities
Capital expenditure	4; 29	(40,145)	(32,576)	(26,301)
Investments in joint ventures and associates	4	(1,538)	(3,028)	(1,886)
Proceeds from sale of assets		1,212	6,346	6,990
Proceeds from sale of joint ventures and associates		538	698	468
Other investments (net)		(388)	(86)	90
Interest received		175	193	196
Net cash used in investing activities		(40,146)	(28,453)	(20,443)
Cash flow from financing activities
Net increase/(decrease) in debt with maturity period within three months		3,126	(165)	(3,724)
Other debt:
New borrowings		9,146	5,108	1,249
Repayments		(6,877)	(4,960)	(4,649)
Interest paid		(1,307)	(1,428)	(1,665)
Change in non-controlling interest		(51)	23	8
Cash dividends paid to:
Royal Dutch Shell plc shareholders	24	(7,198)	(7,390)	(6,877)
Non-controlling interest		(252)	(292)	(438)
Repurchases of shares		(5,000)	(1,492)	(1,106)
Shares held in trust: net purchases and dividends received		(565)	(34)	(929)
Net cash used in financing activities		(8,978)	(10,630)	(18,131)
Currency translation differences relating to cash and cash equivalents		(170)	201	(349)
(Decrease)/increase in cash and cash equivalents	15	(8,854)	7,258	(2,152)
Cash and cash equivalents at January 1		18,550	11,292	13,444
Cash and cash equivalents at December 31		9,696	18,550	11,292

The Notes on pages 105 to 139 form an integral part of these Consolidated Financial Statements.

105	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The Consolidated Financial Statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively referred to as Shell) have been prepared in accordance with the provisions of the Companies Act 2006 and Article 4 of the International Accounting Standards (IAS) Regulation and, therefore, in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to Shell, there are no material differences from IFRS as issued by the International Accounting Standards Board (IASB); therefore, the Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

As described in the accounting policies in Note 2, the Consolidated Financial Statements have been prepared under the historical cost convention except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods presented, as described below.

The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 12, 2014.

Accounting standards adopted in 2013

Revised IAS 19 Employee Benefits was adopted on January 1, 2013, with retrospective effect. The revision eliminates the use of the corridor method of accounting for actuarial gains and losses and the return on plan assets arising in connection with defined benefit plans and introduces changes to the way in which such plans are accounted for in income and other comprehensive income. Comparative information is restated. The revised accounting policy is presented in Note 2; the impacts of the revision on Shell’s Consolidated Financial Statements are presented in Note 28.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and revised standards IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures were adopted on January 1, 2013. The standards reinforce the principles for determining when an investor controls another entity, amend in certain cases the accounting for arrangements where an investor has joint control and introduce changes to certain disclosures. The impact of the changes on the accounting for Shell’s interests is not significant; comparative information is therefore not restated.

IFRS 13 Fair Value Measurement was adopted on January 1, 2013, with prospective effect. The standard affects nearly all instances where assets and liabilities are currently recognised or disclosed at fair value, primarily by refining the measurement concept to reflect an asset or liability’s exit value. The standard also introduces certain additional considerations to the measurement process and additional disclosures. The impact of the changes for Shell is not significant.

Revised IAS 1 Presentation of Financial Statements changes the presentation of items in the Consolidated Statement of Comprehensive Income to distinguish between those items of other comprehensive income that under other accounting standards may be reclassified to income in later periods and those that are not. Comparative information is consistently presented.

Revised IFRS 7 Financial Instruments: Disclosures introduces disclosures relating to the offsetting of certain financial assets and financial liabilities, principally derivative contracts and trade receivables and payables (see Note 20).

Accounting standards not yet adopted

IFRS 9 Financial Instruments was revised in 2013 to more closely align hedge accounting with an entity’s risk mitigation strategies and may result in greater use of hedge accounting in Shell, once implemented. IFRS 9 also changes the classification and measurement of financial assets and financial liabilities, the effect of which for Shell is principally limited to investments in securities, some of which may be measured differently under the standard. The full impact of the changes will not be known until development of the accounting standard, for which there is no effective date, is complete.

2 ACCOUNTING POLICIES

Nature of the Consolidated Financial Statements

The Consolidated Financial Statements are presented in US dollars (dollars) and include the financial statements of the Company and its subsidiaries, being those entities over which the Company, either directly or indirectly, has control through exposure or rights to their variable returns and the ability to affect those returns through its power over the entities. Information about significant subsidiaries at December 31, 2013, is set out in Exhibit 8.

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

Nature of operations and segmental reporting

Shell is engaged in the principal aspects of the oil and gas industry in more than 70 countries and reports its business through three segments. Upstream combines the operating segments Upstream International and Upstream Americas, which have similar characteristics and are engaged in exploring for and recovering crude oil and natural gas; the liquefaction and transportation of gas; the extraction of bitumen from oil sands that is converted into synthetic crude oil; and wind energy. Downstream is engaged in manufacturing, supply and distribution and marketing activities for oil products and chemicals; alternative energy (excluding wind); and CO2 management. Corporate represents the key support functions,

106	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 2 continued]

comprising holdings and treasury, headquarters, central functions and Shell’s self-insurance activities. Integrated within the Upstream and Downstream segments are Shell’s trading activities. Sales between segments are based on prices generally equivalent to commercially available prices.

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Net capital investment is defined as capital expenditure as reported in the Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals (excluding other investments (net) in the Corporate segment); exploration expense excluding exploration wells written off; investments in joint ventures and associates; and leases and other items. CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Currency translation

Foreign currency transactions are translated using the exchange rate at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at quarter-end exchange rates of monetary assets and liabilities denominated in foreign currencies (including those in respect of inter-company balances unless related to loans of a long-term investment nature) are recognised in income, except when deferred in equity as qualifying cash flow hedges, and presented within interest and other income or within purchases where not related to financing. Share capital issued in currencies other than the dollar is translated at the exchange rate at the date of issue.

On consolidation, assets and liabilities of non-dollar entities are translated to dollars at year-end rates of exchange, while their statements of income, other comprehensive income and cash flows are translated at quarterly average rates. The resulting translation differences are recognised as currency translation differences within other comprehensive income. Upon divestment of all or part of an interest in, or upon liquidation of, an entity, the appropriate portion of cumulative currency translation differences related to that entity are generally recognised in income.

Revenue recognition

Revenue from sales of oil, natural gas, chemicals and other products is recognised at the fair value of consideration received or receivable, after deducting sales taxes, excise duties and similar levies, when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. For sales by Upstream operations, this generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism; for sales by refining operations, it is either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms; and for wholesale sales of oil products and chemicals it is either at the point of delivery or the point of receipt, depending on contractual conditions.

Revenue resulting from the production of oil and natural gas from properties in which Shell has an interest with partners in joint arrangements is recognised on the basis of Shell’s working interest (entitlement method). Revenue resulting from the production of oil and natural gas under production-sharing contracts is recognised for those amounts relating to Shell’s cost recoveries and Shell’s share of the remaining production. Gains and losses on derivative contracts and the revenue and costs associated with other contracts that are classified as held for trading purposes are reported on a net basis in the Consolidated Statement of Income. Purchases and sales of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstock for refinery operations are presented net in the Consolidated Statement of Income.

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

Property, plant and equipment and intangible assets

A – RECOGNITION

Property, plant and equipment comprise assets owned by Shell, assets held by Shell under finance leases and assets operated by Shell as contractor in production-sharing contracts. They include rights and concessions in respect of properties with proved reserves (proved properties) and with no proved reserves (unproved properties). Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recognised in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see “Provisions”), certain development costs (see “Research and development”) and the effects of associated cash flow hedges (see “Derivative contracts”) as applicable. The accounting for exploration costs is described separately (see “Exploration costs”). Intangible assets include goodwill, capitalised software costs and trademarks. Interest is capitalised, as an increase in property, plant and equipment, on major capital projects during construction.

Property, plant and equipment and intangible assets are subsequently carried at cost less accumulated depreciation, depletion and amortisation (including any impairment). Gains and losses on disposals are determined by comparing the proceeds with the carrying amounts of assets sold and are recognised in income, within interest and other income.

107	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

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

C – IMPAIRMENT

The carrying amount of goodwill is tested for impairment annually; in addition, assets other than unproved properties (see “Exploration costs”) are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs to sell (see “Fair value measurements”) and value-in-use.

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

Leases

Agreements under which payments are made to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and rewards of ownership are recognised at the commencement of the lease term as finance leases within property, plant and equipment and debt at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Finance lease payments are apportioned between interest expense and repayments of debt. All other leases are classified as operating leases, and the cost is recognised in income on a straight-line basis.

Joint arrangements and associates

Arrangements under which Shell has contractually agreed to share control (see “Nature of the Consolidated Financial Statements”) with another party or parties are joint ventures where the parties have rights to the net assets of the arrangement, or joint operations where the parties have rights to the assets and obligations for the liabilities relating to the arrangement. Investments in entities over which Shell has the right to exercise significant influence but neither control nor joint control are classified as associates.

Investments in joint ventures and associates are accounted for using the equity method, under which the investment is initially recognised at cost and subsequently adjusted for the Shell share of post-acquisition income less dividends received and the Shell share of other comprehensive income and other movements in equity, together with any loans of a long-term investment nature. Where necessary, adjustments are made to the financial statements of joint ventures and associates to bring the accounting policies used into line with those of Shell. In an exchange of assets and liabilities for an interest in a joint venture, the non-Shell share of any excess of the fair value of the assets and liabilities transferred over the pre-exchange carrying amounts is recognised in income. Unrealised gains on other transactions between Shell and its joint ventures and associates are eliminated to the extent of Shell’s interest in them; unrealised losses are treated similarly but may also result in an assessment of whether the asset transferred is impaired.

108	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 2 continued]

Shell recognises its assets and liabilities relating to its interests in joint operations, including its share of assets held jointly and liabilities incurred jointly with other partners.

Inventories

Inventories are stated at cost or net realisable value, whichever is lower. Cost comprises direct purchase costs (including transportation), cost of production and manufacturing and taxes, and is determined using the first-in, first-out (FIFO) method for oil and chemicals and by the weighted average cost method for materials.

Taxation

The charge for current tax is calculated based on the income reported by the Company and its subsidiaries, as adjusted for items that are non-taxable or disallowed and using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxation is determined, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Balance Sheet and on tax losses and credits carried forward.

Deferred tax assets and liabilities are calculated using the enacted or substantively enacted rates that are expected to apply when the asset or liability is recovered. They are not recognised where they arise on the initial recognition of goodwill or of an asset or liability in a transaction (other than in a business combination) that, at the time of the transaction, affects neither accounting nor taxable profit, or in respect of taxes on possible future distributions of retained earnings of subsidiaries, joint ventures and associates where the timing of the distribution can be controlled by Shell and it is probable that the retained earnings will be reinvested by the entities concerned.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Income taxes are recognised in income except when they relate to items recognised in other comprehensive income, in which case the tax is recognised in other comprehensive income. Income tax assets and liabilities are presented separately in the Consolidated Balance Sheet except where there is a right of set-off within fiscal jurisdictions and an intention to settle such balances on a net basis.

Retirement benefits

Benefits in the form of retirement pensions and healthcare and life insurance are provided to certain employees and retirees under defined benefit and defined contribution plans.

Obligations under defined benefit plans are calculated annually by independent actuaries using the projected unit credit method, which takes into account employees’ years of service and, for pensions, average or final pensionable remuneration, and are discounted to their present value using interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid and of a duration consistent with the plan obligations. Where plans are funded, payments are made to independently managed trusts; assets held by those trusts are measured at fair value.

The amounts recognised in income in respect of defined benefit plans mainly comprise service cost and interest. Service cost comprises principally the increase in the present value of the obligation for benefits resulting from employee service during the year and also amounts relating to past service and settlements of plans. Interest is calculated using the discount rate on the net defined benefit liability or asset at the beginning of each year for each plan. Remeasurements of the net defined benefit liability or asset resulting from actuarial gains and losses and the return on plan assets excluding the amount recognised in income are recognised in other comprehensive income.

For defined contribution plans, pension expense represents the amount of employer contributions payable for the year.

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

109	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

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

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, including offsetting bank overdrafts, short-term deposits, reverse repos, money market funds and similar instruments that have a maturity of three months or less at the date of acquisition.

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

Fair value measurements

Fair value measurements are estimates of the amounts for which assets or liabilities could be transferred at the measurement date, based on the assumption that such transfers take place between participants in principal markets and, where applicable, taking highest and best use into account. Where available, fair value measurements are derived from prices quoted in active markets for identical assets or liabilities. In the absence of such information, other observable inputs are used to estimate fair value. Inputs derived from external sources are corroborated or otherwise verified, as appropriate. In the absence of publicly available information, fair value is determined using estimation techniques that take into account market perspectives relevant to the asset or liability, in as far as they can reasonably be ascertained, based on predominantly unobservable inputs. For derivative contracts where publicly available information is not available, fair value estimations are generally determined using models and other valuation methods, the key inputs for which include future prices, volatility, price correlation, counterparty credit risk and market liquidity, as appropriate; for other assets and liabilities, fair value estimations are generally based on the net present value of expected future cash flows.

110	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 2 continued]

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

Changes to estimates of proved developed reserves affect prospectively the amounts of depreciation, depletion and amortisation charged and, consequently, the carrying amounts of exploration and production assets. It is expected, however, that in the normal course of business the diversity of the asset portfolio will limit the effect of such revisions. The outcome of, or assessment of plans for, exploration or appraisal activity may result in the related capitalised exploration drilling costs being recognised in income in that period.

Information about the carrying amounts of exploration and production assets and the amounts charged to income, including depreciation, depletion and amortisation, is presented in Note 9.

Impairment of property, plant and equipment and intangible assets

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

Future price assumptions tend to be stable because management does not consider short-term increases or decreases in prices as being indicative of long-term levels, but they are nonetheless subject to change. Expected production volumes, which comprise proved reserves and unproved volumes, are used for impairment testing because management believes this to be the most appropriate indicator of expected future cash flows. As discussed in “Estimation of proved oil and gas reserves”, reserves estimates are inherently imprecise. Furthermore, projections about unproved volumes are based on information that is necessarily less robust than that available for mature reservoirs. Due to the nature and geographical spread of the business activity in which those assets are used, it is typically not practicable to estimate the likelihood or extent of impairments under different sets of assumptions. The discount rate applied is reviewed annually.

Changes in assumptions could affect the carrying amounts of assets, and impairment charges and reversals will affect income.

Information about the carrying amounts of assets and impairments is presented in Notes 8 and 9.

111	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

Defined benefit pension plans

Defined benefit obligations and plan assets, and the resulting liabilities and assets that are recognised, are subject to significant volatility as actuarial assumptions regarding future outcomes and market values change. Substantial judgement is required in determining the actuarial assumptions, which vary for the different plans to reflect local conditions but are determined under a common process in consultation with independent actuaries. The assumptions applied in respect of each plan are reviewed annually and adjusted where necessary to reflect changes in experience and actuarial recommendations.

Information about the amounts reported in respect of defined benefit pension plans, assumptions applicable to the principal plans and their sensitivity to changes are presented in Note 18.

Decommissioning and restoration provisions

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

Estimates of the amounts of provisions recognised are based on current legal and constructive requirements, technology and price levels. Because actual outflows can differ from estimates due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take place many years in the future, the carrying amounts of provisions are regularly reviewed and adjusted to take account of such changes. The discount rate applied is reviewed annually.

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

Deferred tax assets are recognised only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those assets are likely to reverse, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognised in respect of deferred tax assets as well as in the amounts recognised in income in the period in which the change occurs.

Information about taxation charges, deferred tax liabilities and recognised and unrecognised deferred tax assets is presented in Note 17.

4 SEGMENT INFORMATION

A – Income information by business segment

2013	$ MILLION

	Upstream	Downstream	Corporate	Total
Revenue and other income
Revenue
Third party	47,357	403,725	153	451,235
Inter-segment	45,512	702	–
Share of profit/(loss) of joint ventures and associates	6,120	1,543	(388)	7,275
Interest and other income	659	273	157	1,089
Total				459,599
Earnings on a current cost of supplies basis	12,638	3,869	372	16,879
Other items
Depreciation, depletion and amortisation charge of which:	16,949	4,421	139	21,509
Impairment losses	4,678	749	–	5,427
Impairment reversals	17	–	–	17
Interest expense	910	83	649	1,642
Taxation charge/(credit)	17,803	975	(1,712)	17,066

112	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 4 continued]

2012	$ MILLION

	Upstream	Downstream	Corporate	Total
Revenue and other income
Revenue
Third party	43,431	423,638	84	467,153
Inter-segment	51,119	772	–
Share of profit/(loss) of joint ventures and associates	8,001	1,240	(293)	8,948
Interest and other income	4,836	305	458	5,599
Total				481,700
Earnings on a current cost of supplies basis, restated	22,244	5,382	(203)	27,423
Other items
Depreciation, depletion and amortisation charge of which:	11,387	3,083	145	14,615
Impairment losses	980	138	3	1,121
Impairment reversals	–	24	–	24
Interest expense	774	89	894	1,757
Taxation charge/(credit), restated	23,690	1,178	(1,316)	23,552

2011	$ MILLION

	Upstream	Downstream	Corporate	Total
Revenue and other income
Revenue
Third party	42,260	427,864	47	470,171
Inter-segment	49,431	782	–
Share of profit/(loss) of joint ventures and associates	7,127	1,896	(286)	8,737
Interest and other income	4,150	1,106	325	5,581
Total				484,489
Earnings on a current cost of supplies basis, restated	24,466	4,170	102	28,738
Other items
Depreciation, depletion and amortisation charge of which:	8,827	4,251	150	13,228
Impairment losses	325	1,194	–	1,519
Impairment reversals	–	4	–	4
Interest expense	756	83	534	1,373
Taxation charge/(credit), restated	24,008	1,609	(1,167)	24,450

Segment earnings on a current cost of supplies basis reconcile to income for the period as follows:

$ MILLION

	2013	Restated 2012	Restated 2011
Total segment earnings on a current cost of supplies basis	16,879	27,423	28,738
Current cost of supplies adjustment:
Purchases	(525)	(514)	2,825
Taxation	154	165	(789)
Share of profit/(loss) of joint ventures and associates	18	(114)	319
Income for the period	16,526	26,960	31,093

113	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

B – Net capital investment by business segment

			$ MILLION
	2013	2012	2011
Net capital investment
Upstream	39,217	25,320	19,083
Downstream	4,885	4,275	4,342
Corporate	201	208	78
Total	44,303	29,803	23,503
Proceeds from disposals [A]	1,738	6,958	7,548
Capital investment	46,041	36,761	31,051
Exploration expense, excluding exploration wells written off	(2,506)	(2,114)	(1,462)
Investments in joint ventures and associates	(1,538)	(3,028)	(1,886)
Leases and other adjustments	(1,852)	957	(1,402)
Capital expenditure	40,145	32,576	26,301

[A] Excluding other investments (net) in the Corporate segment with effect from 2013.

C – Information by geographical area

2013	$ MILLION

	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	175,584	157,673	72,552	45,426	451,235
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	35,919	101,003	51,626	42,356	230,904

2012	$ MILLION

	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	184,223	156,310	91,571	35,049	467,153
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	31,275	91,602	51,865	40,371	215,113

2011	$ MILLION

	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	187,498	148,260	91,946	42,467	470,171
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	27,509	83,409	44,234	39,440	194,592

114	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

5 EMPLOYEES, DIRECTORS AND SENIOR MANAGEMENT

A – Employee expense

$ MILLION

	2013	Restated 2012	Restated 2011
Remuneration	12,047	11,133	11,158
Social security contributions	907	789	774
Retirement benefits (see Note 18)	2,849	2,279	1,921
Share-based compensation (see Note 22)	572	909	754
Total	16,375	15,110	14,607

B – Average employee numbers

THOUSAND

	2013	2012	2011
Upstream	31	26	27
Downstream	48	48	51
Corporate	13	13	12
Total	92	87	90

Employees working in business service centres are included in the Corporate segment.

C – Remuneration of Directors and Senior Management

The remuneration of Directors of the Company was as follows:

$ MILLION

	2013	2012	2011
Emoluments	11	14	18
Gains on exercise of share options	–	4	–
Value of released awards under long-term incentive plans	8	37	25
Employer contributions to pension plans	1	1	2

Emoluments comprised salaries and fees, annual bonuses (for the period for which performance was assessed) and other benefits. The value of released awards under long-term incentive plans for the period was in respect of the performance period ending in that year. In 2013, retirement benefits were accrued in respect of qualifying services under defined benefit schemes by two Directors.

In addition to the amounts presented for 2012 were termination and related amounts of $6 million in respect of an Executive Director who stood down during the year and gains of $3 million arising on the exercise of share options after standing down.

Amounts recognised in income for the compensation of Directors and Senior Management, comprising members of the Executive Committee and the Non-executive Directors of the Company, were as follows:

$ MILLION

	2013	2012	2011
Short-term benefits	24	25	27
Retirement benefits	5	5	4
Share-based compensation	23	47	36
Total	52	77	67

Short-term benefits comprised salaries and fees, annual bonuses delivered in cash (for the period for which performance was assessed), other benefits and employer social security contributions. In addition, $6 million (2012: $4 million; 2011: $nil) was paid in respect of an additional employee levy in the Netherlands. Share-based compensation in 2012 included exceptional costs recognised in respect of an Executive Director who stood down during the year.

In addition to the amounts presented for 2012 were termination and related amounts of $6 million in respect of the Executive Director who stood down during the year.

115	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

6 INTEREST AND OTHER INCOME

$ MILLION

	2013	2012	2011
Interest income	194	214	209
Dividend income (from investments in securities)	615	799	830
Net gains on sale of assets	382	4,228	4,485
Foreign exchange (losses)/gains on financing activities	(184)	194	63
Other	82	164	(6)
Total	1,089	5,599	5,581

Net gains on sale of assets in 2012 arose from divestments of interests and other portfolio transactions including Upstream interests in Australia, Nigeria and the USA and, in 2011, Upstream interests in the USA, Nigeria, Brazil and Cameroon and Downstream interests in Chile.

Other net foreign exchange gains of $17 million (2012: $67 million losses; 2011: $31 million losses) are included in purchases.

7 INTEREST EXPENSE

			$ MILLION
	2013	2012	2011
Interest incurred and similar charges	1,330	1,251	1,292
Less: interest capitalised	(762)	(567)	(674)
Other net losses/(gains) on fair value hedges of debt	82	210	(83)
Accretion expense (see Note 19)	992	863	838
Total	1,642	1,757	1,373

The rate applied in determining the amount of interest capitalised in 2013 was 3% (2012: 3%; 2011: 3%).

8 INTANGIBLE ASSETS

2013			$ MILLION
	Goodwill	Software and other	Total
Cost
At January 1	2,955	4,547	7,502
Additions	57	315	372
Sales, retirements and other movements	(3)	(284)	(287)
Currency translation differences	(61)	7	(54)
At December 31	2,948	4,585	7,533
Depreciation, depletion and amortisation, including impairments
At January 1	340	2,692	3,032
Charge for the year	54	372	426
Sales, retirements and other movements	(1)	(309)	(310)
Currency translation differences	(8)	(1)	(9)
At December 31	385	2,754	3,139
Carrying amount at December 31	2,563	1,831	4,394

2012			$ MILLION
	Goodwill	Software and other	Total
Cost
At January 1	2,980	4,411	7,391
Additions	–	228	228
Sales, retirements and other movements	(51)	(166)	(217)
Currency translation differences	26	74	100
At December 31	2,955	4,547	7,502
Depreciation, depletion and amortisation, including impairments
At January 1	360	2,510	2,870
Charge for the year	39	336	375
Sales, retirements and other movements	(63)	(199)	(262)
Currency translation differences	4	45	49
At December 31	340	2,692	3,032
Carrying amount at December 31	2,615	1,855	4,470

116	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 8 continued]

Goodwill at December 31, 2013 and 2012, principally related to Pennzoil-Quaker State Company, a lubricants business in the Downstream segment based largely in North America. For impairment testing purposes, cash flow projections for this business reflected long-term growth rates that were assumed to be equal to the average expected inflation rate for the USA (2013: 2%; 2012: 2%) and were adjusted for a variety of risks, in particular volume and margin deterioration. The nominal pre-tax discount rate applied was 6% (2012: 6%).

9 PROPERTY, PLANT AND EQUIPMENT

2013					$ MILLION
	Exploration and production assets		Manufacturing, supply and distribution	Other	Total
	Exploration and evaluation	Production
Cost
At January 1	32,871	198,851	67,460	26,571	325,753
Additions	8,517	24,269	3,544	2,230	38,560
Sales, retirements and other movements	(6,728)	12,781	5,711	(1,374)	10,390
Currency translation differences	(558)	(2,721)	(91)	(218)	(3,588)
At December 31	34,102	233,180	76,624	27,209	371,115
Depreciation, depletion and amortisation, including impairments
At January 1	2,110	106,130	31,613	13,607	153,460
Charge for the year	3,626	12,092	3,793	1,572	21,083
Sales, retirements and other movements	(728)	4,603	3,146	(1,047)	5,974
Currency translation differences	(30)	(1,111)	(131)	(27)	(1,299)
At December 31	4,978	121,714	38,421	14,105	179,218
Carrying amount at December 31	29,124	111,466	38,203	13,104	191,897

2012	$ MILLION

	Exploration and production assets		Manufacturing, supply and distribution	Other	Total
	Exploration and evaluation	Production
Cost
At January 1	28,351	175,065	65,412	26,729	295,557
Additions	11,754	18,366	2,980	1,913	35,013
Sales, retirements and other movements	(7,473)	1,939	(1,622)	(2,742)	(9,898)
Currency translation differences	239	3,481	690	671	5,081
At December 31	32,871	198,851	67,460	26,571	325,753
Depreciation, depletion and amortisation, including impairments
At January 1	2,351	96,794	30,377	13,954	143,476
Charge for the year	1,218	9,303	2,660	1,059	14,240
Sales, retirements and other movements	(1,477)	(2,163)	(1,892)	(1,744)	(7,276)
Currency translation differences	18	2,196	468	338	3,020
At December 31	2,110	106,130	31,613	13,607	153,460
Carrying amount at December 31	30,761	92,721	35,847	12,964	172,293

The carrying amount at December 31, 2013, includes $41,115 million (2012: $35,429 million) of assets in the course of construction. This amount excludes exploration and evaluation assets. The carrying amount at December 31, 2013, also includes $2,185 million of assets classified as held for sale.

Contractual commitments for the acquisition of property, plant and equipment at December 31, 2013, amounted to $6.8 billion (2012: $9.3 billion).

Exploration and production assets at December 31, 2013, include rights and concessions in respect of proved and unproved properties of $28,869 million (2012: $29,842 million). Exploration and evaluation assets principally comprise rights and concessions in respect of unproved properties and capitalised exploration drilling costs.

117	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

The carrying amounts at December 31 include assets held under finance leases of:

		$ MILLION
	2013	2012
Exploration and production assets	2,595	1,618
Manufacturing, supply and distribution	902	813
Other	374	618
Total	3,871	3,049

The depreciation, depletion and amortisation charge for the year includes impairment losses and reversals as follows:

			$ MILLION
	2013	2012	2011
Impairment losses
Exploration and production assets	4,528	940	317
Manufacturing, supply and distribution	305	49	1,134
Other	532	93	36
Total	5,365	1,082	1,487
Impairment reversals
Exploration and production assets	17	–	–
Manufacturing, supply and distribution	–	23	4
Other	–	1	–
Total	17	24	4

Impairment losses in 2013 arose principally in Upstream in respect of the US tight-gas and liquids-rich shale portfolio, including the Eagle Ford and Kansas Mississippi Lime properties. Certain of these assets were classified as held for sale at December 31, 2013. Impairment losses in 2012 were driven generally by changes in development and production plans in Upstream and, in 2011, by lower refining margins in Downstream. Impairment losses and reversals analysed by segment are presented in Note 4.
Capitalised exploration drilling costs were as follows:

			$ MILLION
	2013	2012	2011
At January 1	7,886	5,298	4,218
Additions pending determination of proved reserves	5,978	6,395	4,195
Amounts charged to expense	(2,742)	(990)	(804)
Reclassifications to productive wells on determination of proved reserves	(2,231)	(2,748)	(2,022)
Other movements	(514)	(69)	(289)
At December 31	8,377	7,886	5,298

Exploration drilling costs capitalised for periods greater than one year at December 31, 2013, analysed according to the most recent year of activity, are as follows:

	$ million	Number of wells
Between one and five years	2,528	156
Between six and ten years	643	35
Total	3,171	191

Amounts capitalised for periods greater than one year at December 31, 2013, comprise $600 million relating to 14 projects where drilling activities were underway or firmly planned for the future and $2,571 million relating to 33 projects awaiting development concepts, and are analysed according to the most recent year of activity, as follows:

	$ million	Number of projects
Between one and five years	2,946	39
Between six and ten years	225	8
Total	3,171	47

118	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

10 JOINT VENTURES AND ASSOCIATES

The Shell share of the comprehensive income and net assets of joint ventures and associates was as follows:

$ MILLION

	2013			2012			2011
	Joint ventures	Associates	Total	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Income for the period	2,541	4,734	7,275	4,071	4,877	8,948	4,781	3,956	8,737
Other comprehensive income for the period	24	(191)	(167)	(56)	(166)	(222)	59	1	60
Comprehensive income for the period	2,565	4,543	7,108	4,015	4,711	8,726	4,840	3,957	8,797

$ MILLION

	Dec 31, 2013			Dec 31, 2012
	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Net assets	21,889	12,724	34,613	25,804	12,546	38,350

Transactions with joint ventures and associates principally comprise sales and purchases of goods and services in the ordinary course of business and in total amounted to:

$ MILLION

	2013	2012	2011
Sales and charges to joint ventures and associates	52,003	51,484	55,280
Purchases and charges from joint ventures and associates	35,941	44,597	47,615

Balances outstanding at December 31, 2013 and 2012, in respect of the above transactions are presented in Notes 12 and 16.

Other arrangements in respect of joint ventures and associates at December 31 were as follows:

		$ BILLION
	2013	2012
Commitments to make purchases from joint ventures and associates	131.8	158.9
Commitments to provide debt or equity funding to joint ventures and associates	2.3	3.8
Amounts guaranteed in respect of joint ventures and associates	2.2	2.2

11 INVESTMENTS IN SECURITIES

Investments in securities at December 31, 2013, comprise equity and debt securities. Equity securities principally comprise 15% interests in each of Malaysia LNG Dua Sendirian Berhad and Malaysia LNG Tiga Sendirian Berhad. Debt securities comprise a portfolio required to be held by Shell’s insurance entities as security for their activities.

Equity and debt securities carried at fair value totalled $4,449 million at December 31, 2013 (2012: $4,623 million), with the remainder carried at cost. Of these, $1,283 million (2012: $1,342 million) are measured by reference to prices in active markets for identical assets, and $3,166 million (2012: $3,281 million) are measured by reference to predominantly unobservable inputs. Assets in the latter category, all of which are equity securities, are measured based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value. In the case of the Malaysia LNG investments referred to above, were the oil price assumption used in their valuation to be decreased by $10 per barrel with no change in other measurement inputs, their carrying amount would decrease by $354 million (2012: $230 million). Movements in the carrying amounts of investments in securities measured using predominantly unobservable inputs were as follows:

		$ MILLION
	2013	2012
At January 1	3,281	4,030
Losses recognised in other comprehensive income	(113)	(762)
Purchases	11	16
Sales	(16)	(15)
Currency translation differences	3	12
At December 31	3,166	3,281

119	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

12 TRADE AND OTHER RECEIVABLES

				$ MILLION
		Dec 31, 2013		Dec 31, 2012
	Current	Non-current	Current	Non-current
Trade receivables	39,094	–	40,210	–
Other receivables	8,315	3,032	8,844	2,542
Amounts due from joint ventures and associates	2,948	2,584	3,716	2,630
Derivative contracts (see Note 20)	6,445	1,772	9,191	1,882
Prepayments and deferred charges	6,836	1,803	3,442	1,937
Total	63,638	9,191	65,403	8,991

The fair value of financial assets included above approximates the carrying amount. Fair value for financial assets other than certain derivative contracts is determined from predominantly unobservable inputs.

Other receivables principally include income tax recoverable (see Note 17), other taxes recoverable and balances due from joint arrangement partners.

Prepayments and deferred charges at December 31, 2013, included $3,385 million in respect of the acquisition of Repsol LNG businesses (see Note 29).

Provisions for impairments deducted from trade and other receivables amounted to $563 million at December 31, 2013 (2012: $466 million).

The ageing of trade receivables at December 31 was as follows:

$ MILLION

	2013	2012
Not overdue	36,967	37,379
Overdue 1–30 days	1,000	1,792
Overdue 31–60 days	287	239
Overdue 61–90 days	137	148
Overdue 91–180 days	162	156
Overdue more than 180 days	541	496
Total	39,094	40,210

Information about offsetting, collateral and credit risk is presented in Note 20.

13 INVENTORIES

$ MILLION

	Dec 31, 2013	Dec 31, 2012
Oil and chemicals	28,212	29,217
Materials	1,797	1,564
Total	30,009	30,781

The cost of inventories recognised in income in 2013 includes net write-down reversals of $48 million (2012: $51 million net write-downs; 2011: $151 million net write-downs).

14 CASH AND CASH EQUIVALENTS

$ MILLION

	Dec 31, 2013	Dec 31, 2012
Cash	4,806	4,498
Short-term bank deposits	2,226	5,177
Money market funds and other cash equivalents	2,664	8,875
Total	9,696	18,550

Included in cash and cash equivalents at December 31, 2013, are amounts totalling $582 million (2012: $703 million) that are subject to currency controls or other legal restrictions. Information about credit risk is presented in Note 20.

120	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

15 DEBT AND LEASE ARRANGEMENTS

A – Debt

$ MILLION

	Dec 31, 2013			Dec 31, 2012
	Debt (excluding finance lease liabilities)	Finance lease liabilities	Total	Debt (excluding finance lease liabilities)	Finance lease liabilities	Total
Short-term debt	5,042	–	5,042	1,798	–	1,798
Long-term debt due within one year	2,895	407	3,302	5,708	327	6,035
Current debt	7,937	407	8,344	7,506	327	7,833
Non-current debt	31,480	4,738	36,218	26,054	3,867	29,921
Total debt	39,417	5,145	44,562	33,560	4,194	37,754
Cash and cash equivalents (see Note 14)			9,696			18,550
Net debt			34,866			19,204

CAPITAL STRUCTURE MANAGEMENT

Shell management’s financial strategy is to manage Shell’s assets and liabilities with the aim that, across the business cycle, “cash in” at least equals “cash out” while maintaining a strong balance sheet.

A key measure of Shell’s capital structure management is the proportion of debt to equity. Across the business cycle, management aims to manage gearing (net debt as a percentage of total capital (net debt plus total equity)) within the range of 0-30%. During 2013, gearing ranged from 9.1% to 16.1% (2012, restated: 8.6% to 13.9%) and at December 31, 2013, it was 16.1% (2012, restated: 9.8%), derived as follows:

$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

	2013	Restated 2012
Net debt	34,866	19,204
Total equity	181,148	176,182
Total capital	216,014	195,386
Gearing	16.1%	9.8%

With respect to the objective of maintaining a strong balance sheet, management prioritises the application of cash to the servicing of debt commitments, paying dividends, investing for organic and inorganic growth and returning surplus cash to shareholders.

Management’s policy is to grow the US dollar dividend through time in line with its view of Shell’s underlying earnings and cash flow.

The movement in net debt was as follows:

$ MILLION

	Current debt	Non-current debt	Cash and cash equivalents	Net debt
At January 1, 2013	(7,833)	(29,921)	18,550	(19,204)
Cash flow	2,313	(7,708)	(8,684)	(14,079)
Settlement of debt-related hedging derivatives	(174)	–	–	(174)
Other movements	(2,791)	1,317	–	(1,474)
Currency translation differences	141	94	(170)	65
At December 31, 2013	(8,344)	(36,218)	9,696	(34,866)
At January 1, 2012	(6,712)	(30,463)	11,292	(25,883)
Cash flow	4,480	(4,463)	7,057	7,074
Settlement of debt-related hedging derivatives	46	–	–	46
Other movements	(5,595)	5,040	–	(555)
Currency translation differences	(52)	(35)	201	114
At December 31, 2012	(7,833)	(29,921)	18,550	(19,204)

121	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

The following information at December 31 is also relevant to obtaining an understanding of Shell’s indebtedness:

$ MILLION

	2013	2012
Net present value of operating lease commitments [A]	29,871	29,224
Fair value hedges related to debt [B]	(1,074)	(1,182)

[A] Total future minimum operating lease payments at December 31, 2013, discounted at 2.0% (2012: 1.2%).

[B] The fair value of hedging derivatives in designated fair value hedges, net of related accrued interest.

BORROWING FACILITIES

Shell has access to international debt capital markets via two commercial paper (CP) programmes, a euro medium-term note (EMTN) programme and a US universal shelf (US shelf) registration. Issuances under the CP programmes are supported by a committed credit facility and cash. These arrangements and undrawn facilities at December 31 are summarised as follows:

$ MILLION

	Facility		Amount undrawn
	2013	2012	2013	2012
CP programmes	20,000	20,000	17,000	20,000
EMTN programme	25,000	25,000	18,023	14,697
US shelf registration	unlimited	unlimited	n/a	n/a
Committed credit facility	7,480	5,100	7,480	5,100

Under the CP programmes, Shell can issue debt of up to $10 billion with maturities not exceeding 270 days and $10 billion with maturities not exceeding 397 days.

The EMTN programme is updated each year, most recently in August 2013. No debt was issued under this programme in 2013 (2012: $nil).

The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration is updated every three years and was last updated in October 2011. During 2013, debt totalling $7,750 million (2012: $4,250 million) was issued under the registration.

The committed credit facility is available on same-day terms, at pre-agreed margins, and is due to expire in 2018 but may, by mutual agreement, be extended for a further one or two years. The terms and availability are not conditional on Shell’s financial ratios or its financial credit ratings.

In addition, other subsidiaries have access to short-term bank facilities totalling $3,631 million at December 31, 2013 (2012: $3,717 million).

Information about liquidity risk is presented in Note 20.

B – Debt (excluding finance lease liabilities)

Interest rate swaps were entered into against certain of the fixed rate debt due to mature after more than one year, affecting the effective interest rate on these balances (see Note 20).

The following tables compare contractual cash flows for debt excluding finance lease liabilities at December 31, with the carrying amount in the Consolidated Balance Sheet. Contractual amounts reflect the effects of changes in currency exchange rates; differences from carrying amounts reflect the effects of discounting, premiums and, where hedge accounting is applied, fair value adjustments. Interest is estimated assuming interest rates applicable to variable rate debt remain constant and there is no change in aggregate principal amounts of debt other than repayment at scheduled maturity as reflected in the table.

2013	$ MILLION

						Contractual payments		Difference from carrying amount	Carrying amount
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total
CP programmes	3,000	–	–	–	–	–	3,000	–	3,000
EMTN programme	–	–	1,721	2,066	3,443	–	7,230	652	7,882
US shelf registration	2,500	4,250	2,000	1,750	2,750	11,750	25,000	72	25,072
Bank and other borrowings	2,437	433	257	8	73	255	3,463	–	3,463
Total (excluding interest)	7,937	4,683	3,978	3,824	6,266	12,005	38,693	724	39,417
Interest	1,166	1,049	982	863	736	7,084	11,880

122	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 15 continued]

2012	$ MILLION

						Contractual payments		Difference from carrying amount	Carrying amount
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total
EMTN programme	3,299	–	–	1,650	1,979	3,299	10,227	845	11,072
US shelf registration	2,000	2,500	3,500	–	1,750	9,500	19,250	271	19,521
Bank and other borrowings	2,207	3	416	310	9	22	2,967	–	2,967
Total (excluding interest)	7,506	2,503	3,916	1,960	3,738	12,821	32,444	1,116	33,560
Interest	1,133	914	828	777	680	5,944	10,276

Debt is issued under the EMTN programme and US shelf registration by Shell International Finance B.V., a 100%-owned subsidiary of the Company, and is underwritten by guarantees issued by the Company. Bank and other borrowings are raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets.

The fair value of debt excluding finance lease liabilities at December 31, 2013, was $40,569 million (2012: $36,389 million). Fair value is determined from the prices quoted for those securities.

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

The future minimum lease payments for finance and operating leases and the present value of minimum finance lease payments at December 31, by payment date are as follows:

2013	$ MILLION

	Finance leases			Operating leases
	Total future minimum lease payments	Interest	Present value of minimum lease payments	Total future minimum lease payments
Less than 1 year	850	443	407	5,814
Between 1 and 5 years	3,010	1,426	1,584	15,039
5 years and later	5,079	1,925	3,154	11,688
Total	8,939	3,794	5,145	32,541

2012	$ MILLION

	Finance leases			Operating leases
	Total future minimum lease payments	Interest	Present value of minimum lease payments	Total future minimum lease payments
Less than 1 year	705	378	327	4,924
Between 1 and 5 years	2,372	1,223	1,149	13,827
5 years and later	4,397	1,679	2,718	12,160
Total	7,474	3,280	4,194	30,911

Finance lease liabilities are secured on the leased assets and include obligations under certain power generation contracts (“tolling agreements”). The present value of the future minimum lease payments under these contracts is $1,952 million at December 31, 2013 (2012: $2,129 million). The leases mature between 2021 and 2024 and the average interest rate is 8%.

Future minimum lease payments at December 31, 2013, are stated before deduction of expected rental income from non-cancellable sub-leases of $586 million (2012: $589 million) in respect of finance leases and $236 million (2012: $251 million) in respect of operating leases.

Operating lease expense was as follows:

$ MILLION

	2013	2012	2011
Rental expense, of which:	4,056	3,631	3,520
Contingent rentals	62	88	91
Sub-lease income	(183)	(183)	(177)

123	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

16 TRADE AND OTHER PAYABLES

$ MILLION

		Dec 31, 2013		Dec 31, 2012
	Current	Non-current	Current	Non-current
Trade payables	41,927	–	42,448	–
Other payables	5,997	2,303	4,902	2,237
Amounts due to joint ventures and associates	3,894	22	4,868	30
Derivative contracts (see Note 20)	6,474	587	9,145	658
Accruals and deferred income	11,820	1,153	11,476	1,250
Total	70,112	4,065	72,839	4,175

The fair value of financial liabilities included above approximates the carrying amount. Fair value for financial liabilities other than certain derivative contracts is determined from predominantly unobservable inputs.

Other payables include balances due to joint arrangement partners and commitments for share repurchases undertaken on the Company’s behalf under irrevocable, non-discretionary arrangements.

Information about offsetting, collateral and liquidity risk is presented in Note 20.

17 TAXATION

A – Taxation charge

$ MILLION

	2013	Restated 2012	Restated 2011
Current taxation
Charge in respect of current period	18,316	22,551	22,519
Adjustment in respect of prior periods	266	171	490
Total	18,582	22,722	23,009
Deferred taxation
Relating to the origination and reversal of temporary differences	(1,064)	801	2,270
Relating to changes in tax rates	(108)	247	(45)
Adjustment in respect of prior periods	(344)	(218)	(784)
Total	(1,516)	830	1,441
Total taxation charge	17,066	23,552	24,450

The applicable tax charge at statutory tax rates reconciles to the actual taxation charge as follows:

$ MILLION

	2013	Restated 2012	Restated 2011
Income before taxation	33,592	50,512	55,543
Less: Share of profit of joint ventures and associates	(7,275)	(8,948)	(8,737)
Income before taxation and share of profit of joint ventures and associates	26,317	41,564	46,806
Applicable tax charge at standard statutory tax rates	16,463	23,790	25,527
Adjustment in respect of prior periods	(78)	(47)	(294)
Tax effects of:
Derecognition/(recognition) of tax losses	321	206	(450)
Income not subject to tax at standard statutory rates	(1,077)	(1,369)	(1,280)
Expenses not deductible for tax purposes	1,134	965	1,117
Deductible items not expensed	(545)	(562)	(473)
Taxable income not recognised	263	259	310
Other reconciling items, including amounts relating to changes in tax rate	585	310	(7)
Taxation charge	17,066	23,552	24,450

The weighted average of statutory tax rates was 62.6% in 2013 (2012, restated: 57.2%; 2011, restated: 54.5%). The increase from 2012 to 2013 was principally due to a change in the geographical mix of income in the Upstream segment, with a higher proportion of Upstream income in 2013 arising in jurisdictions subject to relatively higher tax rates. The increase from 2011 to 2012 was due to similar portfolio changes.

124	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 17 continued]

The taxation charge includes not only those of general application but also taxes at higher rates levied on income from certain Upstream activities and various other taxes to which these activities are subjected.

The adjustments in respect of prior periods relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared with those used in establishing the current tax position or deferred tax balance in prior periods.

B – Taxes payable

		$ MILLION
	Dec 31, 2013	Dec 31, 2012
Income taxes	7,085	8,663
Sales taxes, excise duties and similar levies and social security contributions	4,088	4,021
Total	11,173	12,684

Included in other receivables at December 31, 2013 (see Note 12), is current tax receivable of $626 million (2012: $751 million).

C – Deferred taxation

Taking into consideration offsetting balances within the same tax jurisdiction, movements in deferred tax assets/(liabilities) were as follows:

2013	$ MILLION

	Decommissioning and other provisions	Losses carried forward	Property, plant and equipment	Retirement benefits	Other	Total
At January 1
Deferred tax assets	1,881	1,088	(273)	609	983	4,288
Deferred tax liabilities	5,590	3,712	(23,639)	3,958	67	(10,312)
	7,471	4,800	(23,912)	4,567	1,050	(6,024)
Recognised in the period
Credited/(charged) to income	729	3,609	(3,010)	89	99	1,516
Other movements	36	73	(477)	(1,573)	139	(1,802)
Currency translation differences	(8)	(37)	266	(20)	(49)	152
	757	3,645	(3,221)	(1,504)	189	(134)
At December 31
Deferred tax assets	2,007	3,087	(1,551)	1,338	904	5,785
Deferred tax liabilities	6,221	5,358	(25,582)	1,725	335	(11,943)
	8,228	8,445	(27,133)	3,063	1,239	(6,158)

2012	$ MILLION

	Decommissioning and other provisions	Losses carried forward	Property, plant and equipment	Retirement benefits	Other	Total
At January 1, restated
Deferred tax assets	4,011	1,029	(1,761)	579	1,085	4,943
Deferred tax liabilities	3,333	2,219	(18,310)	3,009	(347)	(10,096)
	7,344	3,248	(20,071)	3,588	738	(5,153)
Recognised in the period, restated
Credited/(charged) to income	289	1,700	(2,650)	246	(415)	(830)
Other movements	(399)	(180)	(790)	795	724	150
Currency translation differences	237	32	(401)	(62)	3	(191)
	127	1,552	(3,841)	979	312	(871)
At December 31, restated
Deferred tax assets	1,881	1,088	(273)	609	983	4,288
Deferred tax liabilities	5,590	3,712	(23,639)	3,958	67	(10,312)
	7,471	4,800	(23,912)	4,567	1,050	(6,024)

Other movements in deferred tax assets and liabilities principally relate to acquisitions, divestments and amounts recognised in other comprehensive income and directly in equity (see Note 23).

Where the realisation of deferred tax assets is dependent on future profits, losses carried forward are recognised only to the extent that business forecasts predict that such profits will be available. At December 31, 2013, recognised losses carried forward amounted to $38,448 million (2012: $27,006 million).

125	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

Unrecognised tax losses, credits and other deductions where recovery is not expected, amounted to $17,036 million at December 31, 2013 (2012: $17,623 million), including amounts of $16,576 million (2012: $17,455 million) that are subject to time limits for utilisation of five years or later or are not time-limited.

Earnings retained by subsidiaries, joint ventures and associates amounted to $184,625 million at December 31, 2013 (2012: $169,595 million). Provision has been made for withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either Shell does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

18 RETIREMENT BENEFITS

Retirement benefits are provided through a number of funded and unfunded defined benefit plans and defined contribution plans, the most significant of which are located in the Netherlands, UK and USA. Benefits comprise principally pensions; retirement healthcare and life insurance are also provided in some countries.

RETIREMENT BENEFIT EXPENSE	$ MILLION

	2013	Restated 2012	Restated 2011
Defined benefit plans:
Current service cost, net of plan participants’ contributions	1,895	1,558	1,426
Interest expense on defined benefit obligations	3,574	3,303	3,555
Interest income on plan assets	(3,030)	(2,893)	(3,284)
Other	(6)	(73)	(121)
Total	2,433	1,895	1,576
Defined contribution plans	416	384	345
Total retirement benefit expense	2,849	2,279	1,921

Retirement benefit expense is presented principally within production and manufacturing expenses and selling, distribution and administrative expenses in the Consolidated Statement of Income.

Interest income on plan assets is calculated using the rate applied to the related defined benefit obligations for each plan.

REMEASUREMENTS	$ MILLION

	2013	Restated 2012	Restated 2011
Actuarial gains/(losses) on defined benefit obligations:
Due to changes in demographic assumptions	(261)	(167)	(121)
Due to changes in financial assumptions	1,446	(8,362)	(3,484)
Due to experience adjustments	(111)	(250)	(397)
Total	1,074	(8,779)	(4,002)
Return on plan assets in excess of interest income	4,567	5,445	(1,217)
Other movements	(284)	–	–
Total remeasurements	5,357	(3,334)	(5,219)

Experience adjustments arise from differences between the actuarial assumptions made in respect of the year and actual outcomes.

The carrying amounts in the Consolidated Balance Sheet at December 31 in respect of defined benefit plans were as follows:

$ MILLION

	2013	Restated 2012
Defined benefit obligations	(93,533)	(86,326)
Plan assets	85,543	72,935
Net liability	(7,990)	(13,391)
Retirement benefits:
Non-current assets	3,574	2,301
Non-current liabilities	(11,182)	(15,290)
Current liabilities	(382)	(402)
Total	(7,990)	(13,391)

126	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 18 continued]

Movements in defined benefit obligations and plan assets during the year and their compositions at December 31 were as follows:

DEFINED BENEFIT OBLIGATIONS	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2013	Restated 2012
At January 1	86,326	74,348
Current service cost	1,895	1,558
Interest expense	3,574	3,303
Actuarial (gains)/losses	(1,074)	8,779
Benefit payments	(3,610)	(3,223)
Other movements	4,614	(627)
Currency translation differences	1,808	2,188
At December 31	93,533	86,326
Comprising:
Funded pension plans	84,795	77,714
Weighted average duration	17 years	16 years
Unfunded pension plans	4,357	3,933
Weighted average duration	11 years	12 years
Other unfunded plans	4,381	4,679
Weighted average duration	13 years	12 years

DEFINED BENEFIT PLAN ASSETS	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

	2013	Restated 2012
At January 1	72,935	63,637
Return on plan assets (in excess of interest income)	4,567	5,445
Interest income	3,030	2,893
Employer contributions	2,578	2,304
Plan participants’ contributions	91	86
Benefit payments	(3,403)	(3,063)
Other movements	3,917	(159)
Currency translation differences	1,828	1,792
At December 31	85,543	72,935
Comprising:
Quoted in active markets:
Equities	39%	41%
Debt securities	36%	36%
Investment funds	–%	4%
Other	1%	1%
Other:
Equities	6%	8%
Debt securities	2%	2%
Real estate	4%	3%
Investment funds	9%	3%
Other	2%	1%
Cash	1%	1%

Other movements in the defined benefit obligations and defined benefit plan assets during 2013 principally reflected the impact of the first-time inclusion of a number of individually immaterial plans, which were excluded prior to the adoption of revised IAS 19 Employee Benefits.

Long-term investment strategies of plans are generally determined by the relevant pension plan trustees using a structured asset liability modelling approach to define the asset mix that best meets the objectives of optimising returns within agreed risk levels while maintaining adequate funding levels.

Employer contributions to defined benefit pension plans are set by local trustees based on actuarial valuations in accordance with local regulations and are estimated to be $2 billion in 2014.

127	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

The principal assumptions applied in determining the present value of defined benefit obligations and their bases were as follows:

■	rates of increase in pensionable remuneration, pensions in payment and healthcare costs: historical experience and management’s long-term expectation;
■	discount rates: prevailing long-term AA corporate bond yields, chosen to match the currency and duration of the relevant obligation; and
■	mortality rates: the latest available standard mortality rates for the individual countries concerned.

The weighted averages for those assumptions and related sensitivity information are presented below. Sensitivity information indicates by how much the defined benefit obligations would increase or decrease if a given assumption were to increase or decrease with no change in other assumptions.

$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

	Assumptions used		Effect of using alternative assumptions
	Dec 31, 2013	Dec 31, 2012	Range of assumptions	Increase/(decrease)
Rate of increase in pensionable remuneration	5%	5%	-1% to +1%	(2,470) to 2,847
Rate of increase in pensions in payment	2%	2%	-1% to +1%	(7,703) to 9,312
Rate of increase in healthcare costs	7%	7%	-1% to +1%	(435) to 550
Discount rate for pension plans	4%	4%	-1% to +1%	14,729 to (11,517)
Discount rate for healthcare plans	5%	4%	-1% to +1%	650 to (520)
Expected age at death for persons aged 60:
Men	87 years	86 years	-1 year to +1 year	(1,764) to 1,773
Women	89 years	89 years	-1 year to +1 year	(1,076) to 1,095

19 DECOMMISSIONING AND OTHER PROVISIONS

$ MILLION

		Current		Non-current		Total
	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012	Dec 31, 2013	Dec 31, 2012
Decommissioning and restoration	1,340	1,356	17,085	14,715	18,425	16,071
Environmental	362	366	979	1,032	1,341	1,398
Litigation	126	390	417	307	543	697
Other	1,419	1,109	1,217	1,381	2,636	2,490
Total	3,247	3,221	19,698	17,435	22,945	20,656

Movements in provisions were as follows:

$ MILLION

	Decommissioning and restoration	Environmental	Litigation	Other	Total
At January 1, 2013	16,071	1,398	697	2,490	20,656
Additional provisions	446	191	148	617	1,402
Amounts charged against provisions	(1,115)	(272)	(279)	(575)	(2,241)
Accretion expense	929	20	10	33	992
Remeasurements and other movements	2,118	27	(17)	70	2,198
Currency translation differences	(24)	(23)	(16)	1	(62)
At December 31, 2013	18,425	1,341	543	2,636	22,945
At January 1, 2012	13,966	1,435	586	2,752	18,739
Additional provisions	382	218	205	323	1,128
Amounts charged against provisions	(686)	(269)	(96)	(630)	(1,681)
Accretion expense	784	32	7	40	863
Remeasurements and other movements	1,293	(35)	(5)	(34)	1,219
Currency translation differences	332	17	–	39	388
At December 31, 2012	16,071	1,398	697	2,490	20,656

The amount and timing of settlement in respect of these provisions are uncertain and dependent on various factors that are not always within management’s control. Additional provisions are stated net of reversals of provisions recognised in previous periods.

Of the decommissioning and restoration provision at December 31, 2013, an estimated $5,122 million is expected to be utilised within one to five years, $4,566 million within six to ten years, and the remainder in later periods.

128	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 19 continued]

Reviews of estimated decommissioning and restoration costs are carried out annually, which in 2013 resulted in an increase of $1,426 million (2012: $1,586 million) in both the provision, reported within remeasurements and other movements, and the corresponding property, plant and equipment assets reported within sales, retirements and other movements in Note 9. Offsetting the increase in 2012 was a reduction resulting from disposals of assets, principally in Nigeria, the USA and Canada, of $242 million.

Provisions for environmental costs relate to a number of events in different locations, none of which is individually significant.

Provisions for litigation costs at December 31, 2013, relate to a number of cases, none of which is individually significant. Further information is presented in Note 25.

Other provisions principally comprise amounts recognised in respect of employee in- and end-of-service benefits and redundancy costs.

20 FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS

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

Interest rate risk

Most debt is raised from central borrowing programmes. Shell’s policy continues to be to have debt principally denominated in dollars and to maintain a largely floating interest rate exposure profile; however, the majority of the debt issued over the past four years has been issued at fixed rates, taking advantage of historically low interest rates available in the US debt markets. As a result the majority of the debt portfolio at December 31, 2013, is at fixed rates and Shell’s exposure to the dollar LIBOR interest rate has reduced, although it remains the most significant interest rate exposure.

The financing of most subsidiaries is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

On the basis of the floating rate net debt position at December 31, 2013 (both issued and hedged), and assuming other factors (principally foreign exchange rates and commodity prices) remained constant and that no further interest rate management action were taken, an increase in interest rates of 1% would decrease pre-tax income by $87 million (2012: $27 million).

The carrying amounts and maturities of debt and borrowing facilities are presented in Note 15. Interest expense is presented in Note 7.

Foreign exchange risk

Many of the markets in which Shell operates are priced, directly or indirectly, in dollars. As a result, the functional currency of most Upstream entities and those with significant cross-border business is the dollar. For Downstream entities, the local currency is typically the functional currency. Consequently, Shell is exposed to varying levels of foreign exchange risk when it enters into transactions that are not denominated in the entities’ functional currencies, when foreign currency monetary assets and liabilities are translated at the balance sheet date and as a result of holding net investments in operations that are not dollar-functional. The main currencies to which Shell is exposed are sterling, the Canadian dollar, euro and Australian dollar. Each entity has treasury policies in place that are designed to measure and manage its foreign exchange exposures by reference to its functional currency.

129	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

Exchange rate gains and losses arise in the normal course of business from the recognition of receivables and payables and other monetary items in currencies other than individual entities’ functional currency. Currency exchange risk may also arise in connection with capital expenditure. For major projects, an assessment is made at the final investment decision stage whether to hedge any resulting exposure.

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

Assuming other factors (principally interest rates and commodity prices) remained constant and that no further foreign exchange risk management action were taken, a 10% appreciation against the dollar at December 31 of the main currencies to which Shell is exposed would have the following pre-tax effects:

$ MILLION

	Increase/(decrease) in income		Increase in net assets
	2013	2012	2013	2012
10% appreciation against the dollar of:
Sterling	(176)	(185)	1,023	1,214
Canadian dollar	(55)	131	1,853	1,384
Euro	241	30	1,464	1,883
Australian dollar	81	246	104	142

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

Price risk

Certain subsidiaries have a mandate to trade crude oil, natural gas, LNG, refined products, chemical feedstocks, power and environmental products, and to use commodity derivatives (forwards, futures, swaps and options) as a means of managing price and timing risks arising from this trading. In effecting these transactions, the entities concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are managed within authorised limits.

Risk management systems are used for recording and valuing instruments. There is regular review of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques, daily monitoring of trading positions against limits and marking-to-fair value of trading exposures with a department independent of traders reviewing the market values applied. Although trading losses can and do occur, the nature of the trading portfolio and its management are considered adequate mitigants against the risk of significant losses.

VAR techniques based on variance/covariance or Monte Carlo simulation models are used to make a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period and within a 95% confidence level. The calculation of the range of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Each of the models is regularly back-tested against actual fair value movements to ensure model integrity is maintained. VAR ranges and year-end positions in respect of commodities traded in active markets were as follows:

VALUE-AT-RISK (PRE-TAX)	$ MILLION

				2013				2012
	High	Low	Average	Year-end	High	Low	Average	Year-end
Global oil	29	10	16	16	28	9	17	21
North America gas and power	16	4	9	7	21	4	9	8
Europe gas and power	4	–	2	1	7	1	3	3

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

Surplus cash is invested in a range of short-dated, secure and liquid instruments including short-term deposits, reverse repos, money market funds and similar instruments. The portfolio of these investments is diversified to avoid concentrating risk in any one instrument, country or counterparty. Management monitors the investments regularly and adjusts the investment portfolio in light of new market information where necessary to ensure credit risk is effectively diversified.

130	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 20 continued]

In commodity trading, counterparty credit risk is managed within a framework of credit limits with utilisation being regularly reviewed. Credit checks are performed by a department independent of traders, and are undertaken before contractual commitment. Where appropriate, netting arrangements, credit insurance, prepayments and collateral are used to manage specific risks.

Shell routinely enters into offsetting, master netting and similar arrangements with trading and other counterparties to manage credit risk. Where unconditional offsetting of outstanding balances is allowed under such arrangements and net settlement is regularly applied, the net asset or liability is recognised in the Consolidated Balance Sheet, otherwise assets and liabilities are presented gross. The amounts presented net and gross within trade and other receivables and trade and other payables in the Consolidated Balance Sheet at December 31 were as follows:

2013	$ MILLION

			Amounts offset		Amounts not offset	Net amounts
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments
Assets:
Within trade receivables	27,799	10,557	17,242	–	344	16,898
Within derivative contracts	22,662	14,866	7,796	239	3,360	4,197
Liabilities:
Within trade payables	31,474	10,526	20,948	–	349	20,599
Within derivative contracts	21,886	15,082	6,804	327	3,360	3,117

2012	$ MILLION

			Amounts offset		Amounts not offset	Net amounts
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments
Assets:
Within trade receivables	28,877	10,818	18,059	–	518	17,541
Within derivative contracts	22,558	13,937	8,621	329	5,513	2,779
Liabilities:
Within trade payables	32,984	10,845	22,139	–	518	21,621
Within derivative contracts	23,644	14,828	8,816	96	5,512	3,208

Amounts not offset principally relate to contracts where the intention to settle on a net basis was not clearly established at the balance sheet date.

The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2013, and presented within trade and other receivables, was $717 million (2012: $541 million). The carrying amount of collateral held at December 31, 2013, and presented within trade and other payables, was $173 million (2012: $353 million).

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

CARRYING AMOUNTS, MATURITIES AND HEDGING

The carrying amounts of derivative contracts at December 31 (see Notes 12 and 16), designated and not designated as hedging instruments for hedge accounting purposes, were as follows:

2013	$ MILLION

			Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	222	–	222	–	–	–	222
Forward foreign exchange contracts	47	283	330	12	127	139	191
Currency swaps	1,112	141	1,253	14	2	16	1,237
Commodity derivatives	–	6,014	6,014	–	6,206	6,206	(192)
Other contracts	–	398	398	–	700	700	(302)
Total	1,381	6,836	8,217	26	7,035	7,061	1,156

131	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

2012	$ MILLION

	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	368	–	368	–	–	–	368
Forward foreign exchange contracts	45	314	359	–	153	153	206
Currency swaps	1,133	13	1,146	14	60	74	1,072
Commodity derivatives	–	8,746	8,746	–	8,798	8,798	(52)
Other contracts	–	454	454	–	778	778	(324)
Total	1,546	9,527	11,073	14	9,789	9,803	1,270

Net losses before tax on derivative contracts, excluding realised commodity contracts and those accounted for as hedges, were $324 million in 2013 (2012: $904 million; 2011: $1,957 million).

Certain contracts entered into to hedge price risk relating to forecast commodity transactions and foreign exchange risk relating to forecast capital expenditure were designated in cash flow hedging relationships. The net liability carrying amount of commodity derivative contracts designated as cash flow hedging instruments of $66 million at December 31, 2013 (2012: $162 million), is presented after the offset of related margin balances maintained with exchanges. Net losses of $36 million (2012: $280 million) arising on these contracts, the majority of which mature within three years, were recognised in other comprehensive income in 2013; a further $6 million net losses (2012: $5 million) were recognised in income.

Certain interest rate and currency swaps were designated in fair value hedges, principally in respect of debt. Information about the impact of these hedges is presented in Notes 7 and 15.

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

Other contracts include certain contracts that are held to sell or purchase commodities, and other contracts containing embedded derivatives, which are required to be recognised at fair value because of pricing or delivery conditions, even though they are only entered into to meet operational requirements. These contracts are expected to mature between 2014 and 2025, with certain contracts having early termination rights (for either party). Valuations are derived from quoted market prices for the next six years; thereafter, from forward gas price formulae used in similar contracts. Future gas price assumptions are the most significant input to this model, such that a decrease at December 31, 2013, of 10% in the projected gas price would, assuming other inputs remained unchanged, increase pre-tax income by $181 million (2012: $203 million).

The contractual maturities of derivative liabilities at December 31 compare with their carrying amounts in the Consolidated Balance Sheet as follows:

2013	$ MILLION

	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Discounting	Carrying amount
Forward foreign exchange contracts	105	33	2	–	–	–	140	(1)	139
Currency swaps	1	–	–	–	6	28	35	(19)	16
Commodity derivatives	4,378	1,294	326	119	49	79	6,245	(39)	6,206
Other contracts	173	168	160	154	148	83	886	(186)	700
Total	4,657	1,495	488	273	203	190	7,306	(245)	7,061

132	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 20 continued]

2012	$ MILLION

	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Discounting	Carrying amount
Forward foreign exchange contracts	138	11	4	1	1	–	155	(2)	153
Currency swaps	50	7	–	–	4	20	81	(7)	74
Commodity derivatives	6,019	1,747	693	228	89	57	8,833	(35)	8,798
Other contracts	163	165	158	154	152	234	1,026	(248)	778
Total	6,370	1,930	855	383	246	311	10,095	(292)	9,803

FAIR VALUE MEASUREMENTS

The net carrying amounts of derivative contracts held at December 31, categorised according to the predominant source and nature of inputs used in determining the fair value of each contract, were as follows:

2013				$ MILLION
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	–	222	–	222
Forward foreign exchange contracts	–	191	–	191
Currency swaps	–	1,237	–	1,237
Commodity derivatives	(9)	(280)	97	(192)
Other contracts	35	36	(373)	(302)
Total	26	1,406	(276)	1,156

2012				$ MILLION
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	–	368	–	368
Forward foreign exchange contracts	–	206	–	206
Currency swaps	–	1,072	–	1,072
Commodity derivatives	16	(247)	179	(52)
Other contracts	8	66	(398)	(324)
Total	24	1,465	(219)	1,270

21 SHARE CAPITAL

ISSUED AND FULLY PAID	NUMBER OF SHARES

	Ordinary shares of €0.07 each		Sterling deferred shares of £1 each
	A	B
At January 1, 2013	3,772,388,687	2,617,715,189	50,000
Scrip dividends	125,622,526	–	–
Repurchases of shares	–	(144,876,002)	–
At December 31, 2013	3,898,011,213	2,472,839,187	50,000
At January 1, 2012	3,668,550,437	2,661,403,172	50,000
Scrip dividends	103,838,250	–	–
Repurchases of shares	–	(43,687,983)	–
At December 31, 2012	3,772,388,687	2,617,715,189	50,000

133	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

NOMINAL VALUE	$ MILLION

	Ordinary shares of €0.07 each
	A	B	Total
At January 1, 2013	321	221	542
Scrip dividends	12	–	12
Repurchases of shares	–	(12)	(12)
At December 31, 2013	333	209	542
At January 1, 2012	312	224	536
Scrip dividends	9	–	9
Repurchases of shares	–	(3)	(3)
At December 31, 2012	321	221	542

The total nominal value of sterling deferred shares is less than $1 million.

At the Company’s Annual General Meeting on May 21, 2013, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of €148 million (representing 2,114 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 21, 2014, and the end of the Annual General Meeting to be held in 2014, unless previously renewed, revoked or varied by the Company in a general meeting.

22 SHARE-BASED COMPENSATION PLANS AND SHARES HELD IN TRUST

A – Share-based compensation plans

Share-based compensation is paid to employees as described below. The total share-based compensation expense for the year and the fair value of awards made during the year were as follows:

$ MILLION

	2013	2012	2011
Equity-settled plans	549	798	662
Cash-settled plans	23	111	92
Total share-based compensation expense	572	909	754
Fair value of share-based compensation awards granted in the year	658	697	676

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

134	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 22 continued]

Shares granted, vested and expired or forfeited in respect of the Plan were as follows:

	Number of A shares (million)	Number of B shares (million)	Number of A ADSs (million)	Weighted average remaining contractual life (years)
At January 1, 2013	27	10	9	1.1
Granted	11	4	3
Vested	(8)	(3)	(3)
Expired/forfeited	–	–	–
At December 31, 2013	30	11	9	1.0
At January 1, 2012	25	10	8	1.0
Granted	10	3	3
Vested	(8)	(3)	(2)
Expired/forfeited	–	–	–
At December 31, 2012	27	10	9	1.1

Prior to the introduction in 2005 of the Plan, schemes were operated under which options over shares and ADSs of the Company were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted. The options have a range of expiry dates until 2016 and no additional expense to Shell arises in connection with them.

Options outstanding in respect of share option plans at December 31 were as follows:

	A shares		B shares		A ADSs
	Number under option (million)	Weighted average exercise price ($)	Number under option (million)	Weighted average exercise price ($)	Number under option (million)	Weighted average exercise price ($)
2013	9	26.59	2	22.81	1	48.97
2012	14	24.58	4	21.94	4	46.93

In respect of cash-settled plans, the liability and intrinsic value of vested plans at December 31 were as follows:

$ MILLION

	2013	2012
Liability	84	92
Intrinsic value of vested plans	69	92

B – Shares held in trust

Shell employee share ownership trusts purchase the Company’s shares in the open market to meet delivery commitments under employee share plans. At December 31, 2013, they held 37.2 million A shares (2012: 40.5 million), 15.8 million B shares (2012: 18.4 million) and 11.2 million A ADSs (2012: 12.7 million).

135	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

23 OTHER RESERVES

	$ MILLION
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2013	3,423	154	63	2,028	(9,420)	(3,752)
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	–	–	–	–	1,872	1,872
Scrip dividends	(12)	–	–	–	–	(12)
Repurchases of shares	–	–	12	–	–	12
Share-based compensation	–	–	–	(157)	–	(157)
At December 31, 2013	3,411	154	75	1,871	(7,548)	(2,037)
At January 1, 2012, restated	3,432	154	60	1,571	(7,178)	(1,961)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders, restated	–	–	–	–	(2,242)	(2,242)
Scrip dividends	(9)	–	–	–	–	(9)
Repurchases of shares	–	–	3	–	–	3
Share-based compensation	–	–	–	457	–	457
At December 31, 2012, restated	3,423	154	63	2,028	(9,420)	(3,752)
At January 1, 2011, restated	3,442	154	57	1,483	(2,602)	2,534
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders, restated	–	–	–	–	(4,576)	(4,576)
Scrip dividends	(10)	–	–	–	–	(10)
Repurchases of shares	–	–	3	–	–	3
Share-based compensation	–	–	–	88	–	88
At December 31, 2011, restated	3,432	154	60	1,571	(7,178)	(1,961)

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

The share plan reserve is maintained in respect of equity-settled share-based compensation plans (see Note 22); related current and deferred taxation reflected directly within equity decreased by $5 million in 2013 (2012: $7 million decrease; 2011: $26 million increase).

Accumulated other comprehensive income comprises the following:

2013							$ MILLION
		Recognised in 2013
	Jan 1, 2013	Pre-tax	Tax	After tax	Share of joint ventures and associates	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2013
Currency translation differences
Recognised in the period		(2,031)	123	(1,908)
Reclassified to income		(30)	–	(30)
Net currency translation differences	1,466	(2,061)	123	(1,938)	(210)	131	(2,017)	(551)
Unrealised gains/(losses) on securities
Recognised in the period		(123)	3	(120)
Reclassified to income		(46)	–	(46)
Net unrealised gains/(losses) on securities	3,075	(169)	3	(166)	19	1	(146)	2,929
Cash flow hedging gains/(losses)
Recognised in the period		(47)	5	(42)
Reclassified to income		227	(7)	220
Net cash flow hedging gains/(losses)	(248)	180	(2)	178	24	–	202	(46)
Retirement benefits remeasurements	(13,713)	5,357	(1,524)	3,833	–	–	3,833	(9,880)
Total	(9,420)	3,307	(1,400)	1,907	(167)	132	1,872	(7,548)

136	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 23 continued]

2012								$ MILLION
		Recognised in 2012
	Jan 1, 2012	Pre-tax	Tax	After tax	Share of joint ventures and associates	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2012
Currency translation differences
Recognised in the period, restated		1,372	(10)	1,362
Reclassified to income		32	–	32
Net currency translation differences, restated	260	1,404	(10)	1,394	(136)	(52)	1,206	1,466
Unrealised gains/(losses) on securities
Recognised in the period		(711)	(9)	(720)
Reclassified to income		(96)	1	(95)
Net unrealised gains/(losses) on securities	3,946	(807)	(8)	(815)	(56)	–	(871)	3,075
Cash flow hedging gains/(losses)
Recognised in the period		(251)	9	(242)
Reclassified to income		282	(9)	273
Net cash flow hedging gains/(losses)	(249)	31	–	31	(30)	–	1	(248)
Retirement benefits remeasurements, restated	(11,135)	(3,334)	756	(2,578)	–	–	(2,578)	(13,713)
Total, restated	(7,178)	(2,706)	738	(1,968)	(222)	(52)	(2,242)	(9,420)

2011	$ MILLION

		Recognised in 2011
	Jan 1, 2011	Pre-tax	Tax	After tax	Share of joint ventures and associates	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31, 2011
Currency translation differences
Recognised in the period, restated		(2,565)	14	(2,551)
Reclassified to income		(587)	–	(587)
Net currency translation differences, restated	2,732	(3,152)	14	(3,138)	48	618	(2,472)	260
Unrealised gains/(losses) on securities
Recognised in the period		1,656	3	1,659
Reclassified to income		16	9	25
Net unrealised gains/(losses) on securities	2,214	1,672	12	1,684	47	1	1,732	3,946
Cash flow hedging gains/(losses)
Recognised in the period		(228)	6	(222)
Reclassified to income		–	–	–
Net cash flow hedging gains/(losses)	12	(228)	6	(222)	(35)	(4)	(261)	(249)
Retirement benefits remeasurements, restated	(7,560)	(5,219)	1,644	(3,575)	–	–	(3,575)	(11,135)
Total, restated	(2,602)	(6,927)	1,676	(5,251)	60	615	(4,576)	(7,178)

24 DIVIDENDS

$ MILLION

	2013	2012	2011
Interim dividends – A shares
Cash: $1.78 per share (2012: $1.71; 2011: $1.68)	3,505	3,583	3,440
Scrip: $1.78 per share (2012: $1.71; 2011: $1.68)	3,282	2,803	2,556
Total – A shares	6,787	6,386	5,996
Interim dividends – B shares
Cash: $1.78 per share (2012: $1.71; 2011: $1.68)	3,693	3,807	3,437
Scrip: $1.78 per share (2012: $1.71; 2011: $1.68)	858	762	1,024
Total – B shares	4,551	4,569	4,461
Total	11,338	10,955	10,457

In addition, on January 30, 2014, the Directors announced a further interim dividend in respect of 2013 of $0.45 per A share and $0.45 per B share. The total dividend is estimated to be $2,859 million and is payable on March 27, 2014. Under the Scrip Dividend Programme, shareholders can elect to receive dividends in the form of A shares.

137	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

Dividends on A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends on B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends on ADSs are paid in dollars.

25 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

Groundwater contamination

Shell Oil Company (including subsidiaries and affiliates, referred to collectively as SOC), along with numerous other defendants, has been sued by public and quasi-public water purveyors as well as governmental entities. The plaintiffs allege responsibility for groundwater contamination caused by releases of gasoline containing oxygenate additives. Most of these suits assert various theories of liability, including product liability, and seek to recover actual damages, including clean-up costs. Some assert claims for punitive damages. There are approximately 10 of these cases pending. On the basis of court rulings in SOC’s favour in certain cases claiming damages from threats of contamination, the claims asserted in remaining matters and Shell’s track record with regard to amounts paid to resolve varying claims, management does not believe that the outcome of these matters will have a material impact on Shell. While these matters are not expected to have a material effect on Shell, no assurance can be provided.

Nigerian claims

Shell subsidiaries and associates operating in Nigeria are parties to various environmental and contractual disputes. These disputes are at different stages in litigation, including at the appellate stage, where judgments have been rendered against Shell. If taken at face value, the aggregate amount of these judgments could be seen as material. The management of Shell, however, believes that the outcomes of these matters will ultimately be resolved in a manner favourable to Shell. While these matters are not expected to have a material effect on Shell, no assurance can be provided.

Other

In the ordinary course of business, Shell subsidiaries are subject to a number of other loss contingencies arising from litigation and claims brought by governmental and private parties. The operations and earnings of Shell subsidiaries continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous groups in the countries in which they operate. The industries in which Shell subsidiaries are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, as well as their effect on future operations and earnings, are unpredictable.

26 EARNINGS PER SHARE

	2013	Restated 2012	Restated 2011
Income attributable to Royal Dutch Shell plc shareholders ($ million)	16,371	26,712	30,826
Weighted average number of A and B shares used as the basis for determining:
Basic earnings per share	6,291,126,326	6,261,184,755	6,212,532,421
Diluted earnings per share	6,293,381,407	6,267,839,545	6,221,655,088

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

Earnings per share are identical for A and B shares.

27 AUDITORS’ REMUNERATION

			$ MILLION
	2013	2012	2011
Fees in respect of the audit of the Consolidated and Parent Company Financial Statements, including audit of consolidation returns	5	5	5
Other audit fees, principally in respect of audits of accounts of subsidiaries	41	41	42
Total audit fees	46	46	47
Audit-related fees (for other services provided pursuant to legislation)	1	1	2
Fees in respect of non-audit services (principally for tax compliance)	1	1	–
Total	48	48	49

In addition, PricewaterhouseCoopers provides audit services to retirement benefit plans for employees of subsidiaries. Remuneration amounted to $1 million in 2013 (2012: $2 million; 2011: $2 million).

138	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

28 CHANGE IN ACCOUNTING POLICY FOR RETIREMENT BENEFITS

Revised IAS 19 Employee Benefits was adopted on January 1, 2013, with retrospective effect. Comparative information is therefore restated. The revised accounting policy is presented in Note 2.

The revised accounting standard requires immediate recognition of actuarial gains and losses and the return on plan assets arising in connection with defined benefit plans. Remeasurements of the resulting net defined benefit liability or asset excluding the amount recognised in income are recognised in other comprehensive income. Previously, Shell applied the corridor method of accounting under which amounts falling inside the corridor remained unrecognised while amounts falling outside it were recognised (amortised) in income over a number of years. Under the revised standard, interest income is recognised on plan assets using the discount rate as applied to plan obligations whereas previously the expected return on plan assets was recognised in income. For the periods presented, the elimination of the amortisation is approximately offset by lower interest income recognised.

This change in accounting policy affects principally the carrying amounts in respect of retirement benefits and related deferred tax and is reflected in the Consolidated Balance Sheet at December 31, 2012 and 2011, and January 1, 2011, as follows:

CONSOLIDATED BALANCE SHEET	$ MILLION

	Dec 31, 2012			Dec 31, 2011			Jan 1, 2011
	As previously stated	Effect of change	Restated	As previously stated	Effect of change	Restated	As previously stated	Effect of change	Restated
Assets
Non-current assets
Deferred tax	4,045	243	4,288	4,732	211	4,943	5,361	211	5,572
Retirement benefits	12,575	(10,274)	2,301	11,408	(7,994)	3,414	10,368	(5,500)	4,868
Liabilities
Non-current liabilities
Deferred tax	15,590	(5,278)	10,312	14,649	(4,553)	10,096	13,388	(2,949)	10,439
Retirement benefits	6,298	8,992	15,290	5,931	7,807	13,738	5,924	5,220	11,144
Equity
Other reserves
Accumulated other comprehensive income	4,353	(13,773)	(9,420)	3,767	(10,945)	(7,178)	4,958	(7,560)	(2,602)
Retained earnings	180,218	28	180,246	162,987	(92)	162,895	140,179	–	140,179
It has not been practicable to estimate reliably the cumulative impact of adoption on retained earnings and cumulative currency translation differences within accumulated other comprehensive income for the periods prior to January 1, 2011.

The line items in the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income and the Consolidated Statement of Cash Flows for 2012 and 2011 that are affected by the change in accounting policy are presented below, together with the impact on earnings per share for each period.

CONSOLIDATED STATEMENT OF INCOME	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

	2012			2011
	As previously stated	Effect of change	Restated	As previously stated	Effect of change	Restated
Production and manufacturing expenses	26,280	(65)	26,215	26,458	95	26,553
Selling, distribution and administrative expenses	14,616	(151)	14,465	14,335	24	14,359
Research and development	1,314	(7)	1,307	1,125	(2)	1,123
Taxation	23,449	103	23,552	24,475	(25)	24,450
Basic earnings per share	$4.25	$0.02	$4.27	$4.98	$(0.01)	$4.97
Diluted earnings per share	$4.24	$0.02	$4.26	$4.97	$(0.01)	$4.96

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	$ MILLION

	2012			2011
	As previously stated	Effect of change	Restated	As previously stated	Effect of change	Restated
Income for the period	26,840	120	26,960	31,185	(92)	31,093
Currency translation differences	1,644	(250)	1,394	(3,328)	190	(3,138)
Retirement benefits remeasurements	–	(2,578)	(2,578)	–	(3,575)	(3,575)

139	SHELL ANNUAL REPORT AND FORM 20-F 2013	CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS	$ MILLION

		2012			2011
	As previously stated	Effect of change	Restated	As previously stated	Effect of change	Restated
Income for the period	26,840	120	26,960	31,185	(92)	31,093
Adjustment for deferred taxation, retirement benefits, decommissioning and other provisions	461	(120)	341	1,768	92	1,860

29 POST-BALANCE SHEET EVENTS

On January 1, 2014, Shell acquired from Repsol S.A. all the voting rights in Repsol LNG Port Spain B.V., Repsol Comercializadora de Gas, S.A., Repsol LNG T&T Ltd, LNG Shipping Operation Services Netherlands B.V., Netherlands ALNG Holding Company B.V. and Repsol GNL Peru S.A.C., the activities of which comprise LNG operations located in Trinidad and Tobago and Peru and related shipping and marketing. The acquisition adds directly-managed LNG volumes to Shell’s existing portfolio. Cash consideration was $4,085 million, of which $3,385 million was transferred on December 31, 2013 (see Note 12). Due to the timing of the acquisition, the determination of the fair values of the net assets acquired is provisional and will be subject to further review during the 12 months from the acquisition date. The provisional fair values of the net assets acquired and the fair value of the consideration paid were as follows:

$ MILLION
Fair value
Net assets acquired:
Intangible assets	3,235
Property, plant and equipment	1,198
Joint ventures and associates	529
Cash and cash equivalents	329
Other assets	391
Debt	(1,601)
Other liabilities	(22)
4,059
Goodwill	26
Consideration paid	4,085

Shell agreed to sell its interests in the Wheatstone-Iago joint venture and the Wheatstone LNG project in Australia for $1.1 billion. Also, Shell agreed to sell, subject to regulatory approvals, a 23% interest in Parque das Conchas (BC-10) project offshore Brazil for approximately $1 billion and the majority of its downstream businesses in Australia for $2.6 billion.

140	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

The information set out on pages 140-158 is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the “Consolidated Financial Statements”.

PROVED OIL AND GAS RESERVES

Proved reserves’ estimates are calculated pursuant to the U.S. Securities and Exchange Commission (SEC) Rules and the Financial Accounting Standard Board’s Topic 932. The definitions used are in accordance with the SEC Rule 4-10 (a) of Regulation S-X.

We include proved reserves associated with future production that will be consumed in operations.

Proved reserves shown are net of any quantities of crude oil or natural gas that are expected to be taken by others as royalties in kind but do exclude quantities related to royalties expected to be paid in cash (except in North America and in other situations in which the royalty quantities are owned by government or other parties) or those related to fixed margin contracts. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements that involve Shell subsidiaries, joint ventures and associates in risks and rewards but do not transfer title of the product to those entities.

Proved reserves cannot be measured exactly since estimation of reserves involves subjective judgement (see “Risk factors”). These estimates remain subject to revision and are unaudited supplementary information.

The impact of the reclassification of certain entities, consistent with the change in their accounting treatment as a result of the adoption of IFRS 11 Joint Arrangements (see Note 1 to the “Consolidated Financial Statements”), is provided separately. This resulted in a decrease in the Shell share of joint ventures and associates’ proved reserves during 2013 and a corresponding increase in Shell subsidiaries’ proved reserves. These effects are referred to as “IFRS 11 reclassification” on pages 142, 146 and 151.

PROVED RESERVES ASSURANCE PROCESS

A central group of reserves experts, who on average have around 25 years’ experience in the oil and gas industry, undertake the primary assurance of the proved reserves bookings. This group of experts is part of the Resources Assurance and Reporting (RAR) organisation within Shell. A Vice President with 32 years’ experience in the oil and gas industry currently heads the RAR organisation. He is a member of the Society of Petroleum Engineers and holds a diploma of Ingénieur Civil des Ponts et Chaussées de France. The RAR organisation reports directly to an Executive Vice President of Finance, who is a member of the Upstream Reserves Committee (URC). The URC is a multidisciplinary committee consisting of senior representatives from the Finance, Legal, Projects & Technology and Upstream organisations. The URC reviews and endorses all major (larger than 20 million barrels of oil equivalent) proved reserves bookings and endorses the total aggregated proved reserves. Final approval of all proved reserves bookings remains with Shell’s Executive Committee. The Internal Audit function also provides secondary assurance through audits of the control framework.

ADDITIONAL INFORMATION CONCERNING PROVED RESERVES

Proved reserves can be either developed or undeveloped. Subsidiaries’ proved reserves at December 31, 2013, were divided into 63% developed and 37% undeveloped on a barrel of oil equivalent basis. For the Shell share of joint ventures and associates, the proved reserves at December 31, 2013, were divided into 82% developed and 18% undeveloped.

Proved reserves are recognised under various forms of contractual agreements. Shell’s proved reserves volumes at December 31, 2013, present in agreements such as PSCs or other forms of economic entitlement contracts, where the Shell share of reserves can vary with commodity prices, were approximately 1,224 million barrels of crude oil and natural gas liquids, and 12,194 thousand million scf of natural gas.

141	SHELL ANNUAL REPORT AND FORM 20-F 2013	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

CRUDE OIL, NATURAL GAS LIQUIDS, SYNTHETIC CRUDE OIL AND BITUMEN

Shell subsidiaries’ estimated net proved reserves of crude oil, natural gas liquids, synthetic crude oil and bitumen at the end of the year; their share of the net proved reserves of joint ventures and associates at the end of the year; and the changes in such reserves during the year are set out below.

Significant changes in crude oil, natural gas liquids, synthetic crude oil and bitumen proved developed and undeveloped reserves are discussed below.

Proved reserves 2013-2012

SHELL SUBSIDIARIES

Asia

The net increase of 205 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported continuing better performance than historically predicted in Brunei, Malaysia, Oman and Russia.

USA

The increase of 158 million barrels in extensions and discoveries resulted from extensions in existing deep-water and light-tight-oil operations.

Canada

The increase of 410 million barrels in improved recovery resulted from the application of improved recovery techniques in Carmon Creek as part of the Peace River thermal project.

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

SHELL SHARE OF JOINT VENTURES AND ASSOCIATES

Asia

The net increase of 79 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir analyses and updates in fields supported continuing better performance than historically predicted in Brunei, Russia and the United Arab Emirates.

142	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Crude oil, natural gas liquids, synthetic crude oil and bitumen continued]

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2013	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	769	1,191	146	688	609	33	1,763	49	69	3,505	1,763	49	5,317
IFRS 11 reclassification	–	84	–	–	294	–	–	–	–	378	–	–	378
Revisions and reclassifications	39	205	6	38	14	(2)	16	(30)	8	308	16	(30)	294
Improved recovery	–	1	–	–	1	–	–	410	–	2	–	410	412
Extensions and discoveries	–	11	–	4	158	6	–	–	3	182	–	–	182
Purchases of minerals in place	24	–	–	–	1	–	–	–	23	48	–	–	48
Sales of minerals in place	–	–	(4)	–	–	–	–	–	–	(4)	–	–	(4)
Production [A]	(63)	(149)	(9)	(79)	(86)	(8)	(48)	(7)	(8)	(402)	(48)	(7)	(457)
At December 31	769	1,343	139	651	991	29	1,731	422	95	4,017	1,731	422	6,170
Shell share of joint ventures and associates
At January 1	24	515	28	–	294	–	–	–	18	879	–	–	879
IFRS 11 reclassification	–	(84)	–	–	(294)	–	–	–	–	(378)	–	–	(378)
Revisions and reclassifications	7	47	1	–	–	–	–	–	2	57	–	–	57
Improved recovery	–	–	–	–	–	–	–	–	–	–	–	–	–
Extensions and discoveries	–	–	–	–	–	–	–	–	–	–	–	–	–
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(2)	(97)	(5)	–	–	–	–	–	(3)	(107)	–	–	(107)
At December 31	29	381	24	–	–	–	–	–	17	451	–	–	451
Total	798	1,724	163	651	991	29	1,731	422	112	4,468	1,731	422	6,621
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	–	–	10	–	–	–	–	–	10	–	–	10

[A] Includes 2 million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2013	MILLION BARRELS

	Europe	Asia[A]	Oceania	Africa	North America				South America
					USA[A]	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	425	817	34	496	283	28	1,271	18	31	2,114	1,271	18	3,403
At December 31	396	942	48	453	440	21	1,299	13	59	2,359	1,299	13	3,671
Shell share of joint ventures and associates
At January 1	23	460	19	–	217	–	–	–	17	736	–	–	736
At December 31	22	316	23	–	–	–	–	–	15	376	–	–	376

[A] As a result of the adoption of IFRS 11 Joint Arrangements (see Note 1 to the “Consolidated Financial Statements”), proved developed reserves of 81 million barrels in Asia and 217 million barrels in the USA were reclassified during 2013 from the Shell share of joint ventures and associates’ proved developed reserves to Shell subsidiaries’ proved developed reserves.

PROVED UNDEVELOPED RESERVES 2013	MILLION BARRELS

	Europe	Asia[A]	Oceania	Africa	North America				South America
					USA[A]	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	344	374	112	192	326	5	492	31	38	1,391	492	31	1,914
At December 31	373	401	91	198	551	8	432	409	36	1,658	432	409	2,499
Shell share of joint ventures and associates
At January 1	1	55	9	–	77	–	–	–	1	143	–	–	143
At December 31	7	65	1	–	–	–	–	–	2	75	–	–	75

[A] As a result of the adoption of IFRS 11 Joint Arrangements (see Note 1 to the “Consolidated Financial Statements”), proved undeveloped reserves of 3 million barrels in Asia and 77 million barrels in the USA were reclassified during 2013 from the Shell share of joint ventures and associates’ proved undeveloped reserves to Shell subsidiaries’ proved undeveloped reserves.

143	SHELL ANNUAL REPORT AND FORM 20-F 2013	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2012	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	723	1,104	175	731	532	35	1,680	55	63	3,363	1,680	55	5,098
Revisions and reclassifications	24	191	5	95	80	3	131	1	12	410	131	1	542
Improved recovery	–	6	–	–	4	–	–	–	–	10	–	–	10
Extensions and discoveries	44	2	–	1	30	1	–	1	7	85	–	1	86
Purchases of minerals in place	56	–	–	–	26	–	–	–	–	82	–	–	82
Sales of minerals in place	–	–	(24)	(33)	(6)	(1)	–	(1)	–	(64)	–	(1)	(65)
Production [A]	(78)	(112)	(10)	(106)	(57)	(5)	(48)	(7)	(13)	(381)	(48)	(7)	(436)
At December 31	769	1,191	146	688	609	33	1,763	49	69	3,505	1,763	49	5,317
Shell share of joint ventures and associates
At January 1	31	560	34	–	306	–	–	–	19	950	–	–	950
Revisions and reclassifications	(5)	79	1	–	10	–	–	–	2	87	–	–	87
Improved recovery	–	–	–	–	3	–	–	–	–	3	–	–	3
Extensions and discoveries	–	2	–	–	–	–	–	–	–	2	–	–	2
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(1)	–	–	–	–	–	–	(1)	–	–	(1)
Production	(2)	(126)	(6)	–	(25)	–	–	–	(3)	(162)	–	–	(162)
At December 31	24	515	28	–	294	–	–	–	18	879	–	–	879
Total	793	1,706	174	688	903	33	1,763	49	87	4,384	1,763	49	6,196
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	–	–	16	–	–	–	–	–	16	–	–	16

[A] Includes 2 million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2012	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	460	781	35	438	240	22	1,249	22	35	2,011	1,249	22	3,282
At December 31	425	817	34	496	283	28	1,271	18	31	2,114	1,271	18	3,403
Shell share of joint ventures and associates
At January 1	30	483	21	–	202	–	–	–	18	754	–	–	754
At December 31	23	460	19	–	217	–	–	–	17	736	–	–	736

PROVED UNDEVELOPED RESERVES 2012	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	263	323	140	293	292	13	431	33	28	1,352	431	33	1,816
At December 31	344	374	112	192	326	5	492	31	38	1,391	492	31	1,914
Shell share of joint ventures and associates
At January 1	1	77	13	–	104	–	–	–	1	196	–	–	196
At December 31	1	55	9	–	77	–	–	–	1	143	–	–	143

144	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Crude oil, natural gas liquids, synthetic crude oil and bitumen continued]

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2011	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	587	1,493	74	750	556	35	1,567	51	66	3,561	1,567	51	5,179
Revisions and reclassifications	140	(293)	17	128	28	3	42	9	10	33	42	9	84
Improved recovery	–	1	–	–	–	–	–	–	1	2	–	–	2
Extensions and discoveries	81	6	95	1	5	4	116	–	3	195	116	–	311
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	(29)	(5)	–	–	–	–	(34)	–	–	(34)
Production [A]	(85)	(103)	(11)	(119)	(52)	(7)	(45)	(5)	(17)	(394)	(45)	(5)	(444)
At December 31	723	1,104	175	731	532	35	1,680	55	63	3,363	1,680	55	5,098
Shell share of joint ventures and associates
At January 1	30	592	35	–	287	–	–	–	23	967	–	–	967
Revisions and reclassifications	3	83	6	–	15	–	–	–	(1)	106	–	–	106
Improved recovery	–	1	–	–	31	–	–	–	–	32	–	–	32
Extensions and discoveries	–	14	1	–	–	–	–	–	–	15	–	–	15
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(1)	–	(2)	–	–	–	–	(3)	–	–	(3)
Production	(2)	(130)	(7)	–	(25)	–	–	–	(3)	(167)	–	–	(167)
At December 31	31	560	34	–	306	–	–	–	19	950	–	–	950
Total	754	1,664	209	731	838	35	1,680	55	82	4,313	1,680	55	6,048
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	–	–	13	–	–	–	–	–	13	–	–	13

[A] Includes 3 million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2011	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	496	382	36	406	262	26	1,214	23	38	1,646	1,214	23	2,883
At December 31	460	781	35	438	240	22	1,249	22	35	2,011	1,249	22	3,282
Shell share of joint ventures and associates
At January 1	22	402	22	–	205	–	–	–	21	672	–	–	672
At December 31	30	483	21	–	202	–	–	–	18	754	–	–	754

PROVED UNDEVELOPED RESERVES 2011	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	91	1,111	38	344	294	9	353	28	28	1,915	353	28	2,296
At December 31	263	323	140	293	292	13	431	33	28	1,352	431	33	1,816
Shell share of joint ventures and associates
At January 1	8	190	13	–	82	–	–	–	2	295	–	–	295
At December 31	1	77	13	–	104	–	–	–	1	196	–	–	196

145	SHELL ANNUAL REPORT AND FORM 20-F 2013	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

NATURAL GAS

Shell subsidiaries’ estimated net proved reserves of natural gas at the end of the year; their share of the net proved reserves of joint ventures and associates at the end of the year; and the changes in such reserves during the year are set out below. The volumes in the table below have not been adjusted to standard heat content. Apart from integrated projects, volumes of gas are reported on an “as-sold” basis. The price used to calculate future revenue and cash flows from proved gas reserves is the contract price or the 12-month average on “as-sold” volumes. Volumes associated with integrated projects are those measured at a designated transfer point between the Upstream and Downstream portions of the integrated project. Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

Significant changes in natural gas proved developed and undeveloped reserves are discussed below.

Proved reserves 2013-2012

SHELL SUBSIDIARIES

Europe

The net increase in revisions and reclassifications of 229 thousand million scf resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported continuing better performance than historically predicted in Italy, Norway and the UK.

Asia

The net increase of 695 thousand million scf in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported continuing better performance than historically predicted in Malaysia, Philippines and Russia.

Oceania

The net increase of 778 thousand million scf in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported continuing better performance than historically predicted in Australia and New Zealand.

USA

The increase of 250 thousand million scf in extensions and discoveries related from extensions in existing deep-water and shale-gas and light-tight-oil operations.

Canada

The net increase of 236 thousand million scf in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported continuing better performance than historically predicted. The increase of 344 thousand million scf in extensions and discoveries resulted predominantly from extensions in tight-gas, basin-centred gas and light-tight-oil operations.

SHELL SHARE OF JOINT VENTURES AND ASSOCIATES

Asia

The net increase of 350 thousand million scf in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported continuing better production performance in Brunei and Qatar.

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

SHELL SHARE OF JOINT VENTURES AND ASSOCIATES

Asia

The net increase of 284 thousand million scf in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported continuing better production performance in Brunei and Russia.

146	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Natural gas continued]

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2013				THOUSAND MILLION STANDARD CUBIC FEET
	Europe	Asia	Oceania	Africa	North America		South America	Total
					USA	Canada
Shell subsidiaries
At January 1	5,021	10,220	5,571	2,241	2,265	1,011	95	26,424
IFRS 11 reclassification	–	15	–	–	87	–	–	102
Revisions and reclassifications	229	695	778	197	(4)	236	(26)	2,105
Improved recovery	–	–	–	–	–	160	–	160
Extensions and discoveries	13	5	–	86	250	344	11	709
Purchases of minerals in place	38	–	–	–	8	–	8	54
Sales of minerals in place	–	–	(55)	–	–	–	–	(55)
Production [A]	(534)	(765)	(202)	(267)	(407)	(251)	(14)	(2,440)
At December 31	4,767	10,170	6,092	2,257	2,199	1,500	74	27,059
Shell share of joint ventures and associates
At January 1	9,147	6,091	1,039	–	87	–	4	16,368
IFRS 11 reclassification	–	(15)	–	–	(87)	–	–	(102)
Revisions and reclassifications	92	350	(20)	–	–	–	3	425
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	–	12	–	–	–	–	–	12
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–
Production [B]	(731)	(447)	(110)	–	–	–	(1)	(1,289)
At December 31	8,508	5,991	909	–	–	–	6	15,414
Total	13,275	16,161	7,001	2,257	2,199	1,500	80	42,473
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	6	–	6	–	–	–	12

[A] Includes 153 thousand million standard cubic feet consumed in operations.

[B] Includes 63 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2013			THOUSAND MILLION STANDARD CUBIC FEET
	Europe	Asia[A]	Oceania	Africa	North America			South America	Total
					USA	[A]	Canada
Shell subsidiaries
At January 1	4,192	9,366	843	1,012	1,607		872	81	17,973
At December 31	3,942	9,132	1,621	946	1,492		908	48	18,089
Shell share of joint ventures and associates
At January 1	7,407	5,088	581	–	67		–	3	13,146
At December 31	6,856	4,894	806	–	–		–	4	12,560

[A] As a result of the adoption of IFRS 11 Joint Arrangements (see Note 1 to the “Consolidated Financial Statements”), proved developed reserves of 14 thousand million standard cubic feet in Asia and 67 thousand million standard cubic feet in the USA were reclassified during 2013 from the Shell share of joint ventures and associates’ proved developed reserves to Shell subsidiaries’ proved developed reserves.

PROVED UNDEVELOPED RESERVES 2013			THOUSAND MILLION STANDARD CUBIC FEET
	Europe	Asia[A]	Oceania	Africa	North America			South America	Total
					USA	[A]	Canada
Shell subsidiaries
At January 1	829	854	4,728	1,229	658		139	14	8,451
At December 31	825	1,038	4,471	1,311	707		592	26	8,970
Shell share of joint ventures and associates
At January 1	1,740	1,003	458	–	20		–	1	3,222
At December 31	1,652	1,097	103	–	–		–	2	2,854

[A] As a result of the adoption of IFRS 11 Joint Arrangements (see Note 1 to the “Consolidated Financial Statements”), proved undeveloped reserves of 1 thousand million standard cubic feet in Asia and 20 thousand million standard cubic feet in the USA were reclassified during 2013 from the Shell share of joint ventures and associates’ proved undeveloped reserves to Shell subsidiaries’ proved undeveloped reserves.

147	SHELL ANNUAL REPORT AND FORM 20-F 2013	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2012				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	5,498	10,691	5,952	2,800	3,196	2,045	104	30,286
Revisions and reclassifications	14	160	136	(142)	(1,076)	(683)	8	(1,583)
Improved recovery	–	–	–	–	16	–	–	16
Extensions and discoveries	68	–	–	89	393	84	4	638
Purchases of minerals in place	22	–	–	–	139	–	–	161
Sales of minerals in place	–	–	(303)	(163)	(6)	(191)	–	(663)
Production [A]	(581)	(631)	(214)	(343)	(397)	(244)	(21)	(2,431)
At December 31	5,021	10,220	5,571	2,241	2,265	1,011	95	26,424
Shell share of joint ventures and associates
At January 1	9,903	6,262	1,142	–	63	–	6	17,376
Revisions and reclassifications	(89)	284	15	–	31	–	(1)	240
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	3	26	–	–	–	–	–	29
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(21)	–	–	–	–	(21)
Production [B]	(670)	(481)	(97)	–	(7)	–	(1)	(1,256)
At December 31	9,147	6,091	1,039	–	87	–	4	16,368
Total	14,168	16,311	6,610	2,241	2,352	1,011	99	42,792
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	6	–	7	–	–	–	13

[A] Includes 161 thousand million standard cubic feet consumed in operations.

[B] Includes 60 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2012			THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	4,685	9,379	839	1,112	1,506	951	92	18,564
At December 31	4,192	9,366	843	1,012	1,607	872	81	17,973
Shell share of joint ventures and associates
At January 1	7,837	4,936	241	–	46	–	5	13,065
At December 31	7,407	5,088	581	–	67	–	3	13,146

PROVED UNDEVELOPED RESERVES 2012			THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	813	1,312	5,113	1,688	1,690	1,094	12	11,722
At December 31	829	854	4,728	1,229	658	139	14	8,451
Shell share of joint ventures and associates
At January 1	2,066	1,326	901	–	17	–	1	4,311
At December 31	1,740	1,003	458	–	20	–	1	3,222

148	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Natural gas continued]

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2011				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	5,082	11,970	4,814	2,989	2,671	1,308	149	28,983
Revisions and reclassifications	990	(860)	(118)	90	405	155	(23)	639
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	31	239	1,471	71	694	816	–	3,322
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	(120)	–	(21)	(213)	(5)	–	(359)
Production [A]	(605)	(538)	(215)	(329)	(361)	(229)	(22)	(2,299)
At December 31	5,498	10,691	5,952	2,800	3,196	2,045	104	30,286
Shell share of joint ventures and associates
At January 1	10,484	6,248	1,335	–	74	–	11	18,152
Revisions and reclassifications	72	310	(112)	–	(6)	–	(4)	260
Improved recovery	–	–	–	–	3	–	–	3
Extensions and discoveries	–	168	14	–	–	–	–	182
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	(4)	–	(30)	–	(1)	–	–	(35)
Production [B]	(649)	(464)	(65)	–	(7)	–	(1)	(1,186)
At December 31	9,903	6,262	1,142	–	63	–	6	17,376
Total	15,401	16,953	7,094	2,800	3,259	2,045	110	47,662
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	10	–	9	–	–	–	19

[A] Includes 149 thousand million standard cubic feet consumed in operations.

[B] Includes 57 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2011				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	4,358	2,273	1,041	1,092	1,460	869	89	11,182
At December 31	4,685	9,379	839	1,112	1,506	951	92	18,564
Shell share of joint ventures and associates
At January 1	8,154	2,510	311	–	55	–	9	11,039
At December 31	7,837	4,936	241	–	46	–	5	13,065

PROVED UNDEVELOPED RESERVES 2011				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	724	9,697	3,773	1,897	1,211	439	60	17,801
At December 31	813	1,312	5,113	1,688	1,690	1,094	12	11,722
Shell share of joint ventures and associates
At January 1	2,330	3,738	1,024	–	19	–	2	7,113
At December 31	2,066	1,326	901	–	17	–	1	4,311

149	SHELL ANNUAL REPORT AND FORM 20-F 2013	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS

The SEC’s Form 20-F requires the disclosure of a standardised measure of discounted future cash flows, relating to proved reserves’ quantities and based on a 12-month unweighted arithmetic average sales price, calculated on a first-day-of-the-month basis, with cost factors based on those at the end of each year, currently enacted tax rates and a 10% annual discount factor. In our view, the information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition, a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

Standardised measure of discounted future cash flows relating to proved reserves at December 31

2013 – SHELL SUBSIDIARIES										$ MILLION
						North America			South America
	Europe	Asia	[A]	Oceania	Africa	USA	[A]	Canada		Total
Future cash inflows	129,740	162,149		67,288	77,958	103,657		180,827	9,025	730,644
Future production costs	45,084	35,001		15,304	27,452	56,457		93,964	4,698	277,960
Future development costs	17,186	14,259		17,863	8,473	24,653		27,806	1,285	111,525
Future tax expenses	42,490	46,960		7,271	25,774	8,397		15,214	1,291	147,397
Future net cash flows	24,980	65,929		26,850	16,259	14,150		43,843	1,751	193,762
Effect of discounting cash flows at 10%	9,145	30,238		18,838	5,460	4,768		34,056	(42)	102,463
Standardised measure of discounted future net cash flows	15,835	35,691		8,012	10,799	9,382		9,787	1,793	91,299
Non-controlling interest included	–	5		–	188	–		–	–	193

[A] As a result of the adoption of IFRS 11 Joint Arrangements (see Note 1 to the “Consolidated Financial Statements”), the discounted future cash flows of certain entities in Asia and the USA which were previously presented under the Shell share of joint ventures and associates are presented under Shell subsidiaries with effect from 2013.

2013 – SHELL SHARE OF JOINT VENTURES AND ASSOCIATES											$ MILLION
							North America			South America
	Europe	Asia	[A]	Oceania	[B]	Africa	USA	[A]	Canada		Total
Future cash inflows	73,876	94,675		13,572		–	–		–	1,682	183,805
Future production costs	55,680	41,504		3,040		–	–		–	696	100,920
Future development costs	1,751	8,517		3,744		–	–		–	55	14,067
Future tax expenses	6,203	17,286		2,004		–	–		–	494	25,987
Future net cash flows	10,242	27,368		4,784		–	–		–	437	42,831
Effect of discounting cash flows at 10%	4,097	11,669		1,753		–	–		–	132	17,651
Standardised measure of discounted future net cash flows	6,145	15,699		3,031		–	–		–	305	25,180

[A] As a result of the adoption of IFRS 11 Joint Arrangements (see Note 1 to the “Consolidated Financial Statements”), the discounted future cash flows of certain entities in Asia and the USA which were previously presented under the Shell share of joint ventures and associates are presented under Shell subsidiaries with effect from 2013.

[B] Includes Shell’s ownership of 23% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

150	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Standardised measure of discounted future cash flows continued]

2012 – SHELL SUBSIDIARIES								$ MILLION
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	129,581	154,672	65,144	82,382	65,975	150,393	6,942	655,089
Future production costs	40,891	30,819	14,800	20,830	36,543	81,516	3,459	228,858
Future development costs	18,717	13,151	21,943	7,350	15,708	17,573	1,836	96,278
Future tax expenses	43,997	47,301	7,436	33,954	4,832	13,298	721	151,539
Future net cash flows	25,976	63,401	20,965	20,248	8,892	38,006	926	178,414
Effect of discounting cash flows at 10%	10,620	28,859	16,586	5,833	3,909	27,331	198	93,336
Standardised measure of discounted future net cash flows	15,356	34,542	4,379	14,415	4,983	10,675	728	85,078
Non-controlling interest included	–	8	–	281	–	–	–	289

2012 – SHELL SHARE OF JOINT VENTURES AND ASSOCIATES									$ MILLION
						North America		South America
	Europe	Asia	Oceania	[A]	Africa	USA	Canada		Total
Future cash inflows	82,091	102,607	15,814		–	31,479	–	1,867	233,858
Future production costs	57,542	47,685	3,710		–	9,434	–	827	119,198
Future development costs	1,817	7,082	4,188		–	4,087	–	71	17,245
Future tax expenses	8,894	19,740	2,399		–	6,846	–	520	38,399
Future net cash flows	13,838	28,100	5,517		–	11,112	–	449	59,016
Effect of discounting cash flows at 10%	6,277	11,737	2,169		–	4,854	–	133	25,170
Standardised measure of discounted future net cash flows	7,561	16,363	3,348		–	6,258	–	316	33,846

[A] Includes Shell’s ownership of 23% of Woodside Petroleum Ltd as from April 2012 (previously: 24%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

2011 – SHELL SUBSIDIARIES	$ MILLION

					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	134,985	131,083	66,460	88,833	68,992	161,029	6,291	657,673
Future production costs	39,102	26,746	15,029	25,795	37,258	69,986	2,904	216,820
Future development costs	15,548	13,280	23,692	7,325	15,004	20,935	1,370	97,154
Future tax expenses	51,533	41,412	8,257	32,812	6,066	18,028	762	158,870
Future net cash flows	28,802	49,645	19,482	22,901	10,664	52,080	1,255	184,829
Effect of discounting cash flows at 10%	12,002	22,306	17,510	7,454	3,934	35,312	293	98,811
Standardised measure of discounted future net cash flows	16,800	27,339	1,972	15,447	6,730	16,768	962	86,018
Non-controlling interest included	–	12	–	269	–	–	–	281

2011 – SHELL SHARE OF JOINT VENTURES AND ASSOCIATES	$ MILLION

						North America		South America
	Europe	Asia	Oceania	[A]	Africa	USA	Canada		Total
Future cash inflows	85,799	103,430	17,173		–	33,018	–	1,909	241,329
Future production costs	58,419	48,613	5,089		–	11,512	–	826	124,459
Future development costs	2,290	6,651	4,167		–	3,361	–	211	16,680
Future tax expenses	9,753	20,679	2,315		–	6,350	–	541	39,638
Future net cash flows	15,337	27,487	5,602		–	11,795	–	331	60,552
Effect of discounting cash flows at 10%	6,758	11,056	2,301		–	5,151	–	120	25,386
Standardised measure of discounted future net cash flows	8,579	16,431	3,301		–	6,644	–	211	35,166

[A] Includes Shell’s ownership of 24% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

151	SHELL ANNUAL REPORT AND FORM 20-F 2013	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

Change in standardised measure of discounted future net cash flows relating to proved reserves

2013			$ MILLION
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	85,078	33,846	118,924
IFRS 11 reclassification	6,884	(6,884)	–
Net changes in prices and production costs	(7,375)	1,636	(5,739)
Revisions of previous reserves estimates	11,142	1,984	13,126
Extensions, discoveries and improved recovery	8,744	–	8,744
Purchases and sales of minerals in place	1,145	–	1,145
Development cost related to future production	(24,747)	(1,275)	(26,022)
Sales and transfers of oil and gas, net of production costs	(40,244)	(13,891)	(54,135)
Development cost incurred during the year	24,816	1,620	26,436
Accretion of discount	17,273	3,883	21,156
Net change in income tax	8,583	4,261	12,844
At December 31	91,299	25,180	116,479

2012			$ MILLION
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	86,018	35,166	121,184
Net changes in prices and production costs	(4,631)	6,166	1,535
Revisions of previous reserves estimates	16,755	2,696	19,451
Extensions, discoveries and improved recovery	3,859	299	4,158
Purchases and sales of minerals in place	(1,821)	(91)	(1,912)
Development cost related to future production	(12,179)	(2,971)	(15,150)
Sales and transfers of oil and gas, net of production costs	(43,000)	(16,139)	(59,139)
Development cost incurred during the year	19,559	2,288	21,847
Accretion of discount	16,570	5,130	21,700
Net change in income tax	3,948	1,302	5,250
At December 31	85,078	33,846	118,924

2011			$ MILLION
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	55,854	26,262	82,116
Net changes in prices and production costs	80,192	23,636	103,828
Revisions of previous reserves estimates	15,144	3,205	18,349
Extensions, discoveries and improved recovery	14,508	1,725	16,233
Purchases and sales of minerals in place	(1,957)	(288)	(2,245)
Development cost related to future production	(21,733)	(4,173)	(25,906)
Sales and transfers of oil and gas, net of production costs	(47,669)	(15,296)	(62,965)
Development cost incurred during the year	13,529	2,607	16,136
Accretion of discount	10,572	3,727	14,299
Net change in income tax	(32,422)	(6,239)	(38,661)
At December 31	86,018	35,166	121,184

152	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES CAPITALISED COSTS

The aggregate amount of property, plant and equipment and intangible assets relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion and amortisation at December 31 are shown in the tables below.

Shell subsidiaries

		$ MILLION
	2013	2012
Cost
Proved properties [A]	225,754	191,053
Unproved properties	34,282	33,061
Support equipment and facilities	6,053	6,637
	266,089	230,751
Depreciation, depletion and amortisation
Proved properties [A]	117,709	101,709
Unproved properties	5,019	2,110
Support equipment and facilities	2,752	3,549
	125,480	107,368
Net capitalised costs	140,609	123,383

[A] Includes capitalised asset decommissioning and restoration costs and related depreciation.

Shell share of joint ventures and associates

		$ MILLION
	2013	2012
Cost
Proved properties [A]	43,378	50,227
Unproved properties	3,693	3,584
Support equipment and facilities	3,254	3,480
	50,325	57,291
Depreciation, depletion and amortisation
Proved properties [A]	23,468	25,968
Unproved properties	108	180
Support equipment and facilities	1,707	1,893
	25,283	28,041
Net capitalised costs	25,042	29,250

[A] Includes capitalised asset decommissioning and restoration costs and related depreciation.

153	SHELL ANNUAL REPORT AND FORM 20-F 2013	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES COSTS INCURRED

Costs incurred during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the tables below. Development costs include capitalised asset decommissioning and restoration costs and exclude costs of acquiring support equipment and facilities, but include depreciation thereon.

Shell subsidiaries

2013										$ MILLION
							North America			South America
	Europe	[A]	Asia	[B]	Oceania	Africa	USA	[B]	Canada		Total
Acquisition of properties
Proved	290		20		–	1	51		–	684	1,046
Unproved	29		168		9	62	416		293	1,364	2,341
Exploration	752		1,493		448	504	3,496		1,400	592	8,685
Development	4,309		3,225		5,720	2,293	5,314		1,742	830	23,433

[A] Includes Greenland.

[B] As a result of the adoption of IFRS 11 Joint Arrangements (see Note 1 to the “Consolidated Financial Statements”), the costs incurred by certain entities in Asia and the USA, which were previously presented under the Shell share of joint ventures and associates, are presented under Shell subsidiaries with effect from 2013.

2012				$ MILLION
					North America		South America
	Europe[A]	Asia	Oceania	Africa	USA	Canada		Total
Acquisition of properties
Proved	387	–	–	–	567	1	–	955
Unproved	16	148	1,769	96	2,610	381	152	5,172
Exploration	472	867	352	559	4,898	1,058	479	8,685
Development	3,080	2,773	4,901	1,733	3,621	2,113	354	18,575

[A] Includes Greenland, reclassified from North America.

2011				$ MILLION
					North America		South America
	Europe[A]	Asia	Oceania	Africa	USA	Canada		Total
Acquisition of properties
Proved	32	1	–	1	–	1	–	35
Unproved	1	1,181	73	174	1,417	763	23	3,632
Exploration	346	510	300	404	3,138	638	386	5,722
Development	1,152	3,089	1,196	1,047	2,697	1,614	340	11,135

[A] Includes Greenland, reclassified from North America.

Shell share of joint ventures and associates

2013									$ MILLION
						North America			South America
	Europe	Asia	[A]	Oceania	Africa	USA	[A]	Canada		Total
Acquisition of properties
Proved	–	–		–	–	–		–	–	–
Unproved	–	–		–	–	–		–	–	–
Exploration	42	272		321	–	–		–	13	648
Development	169	2,545		293	–	–		–	23	3,030

[A] As a result of the adoption of IFRS 11 Joint Arrangements (see Note 1 to the “Consolidated Financial Statements”), the costs incurred by certain entities in Asia and the USA which were previously presented under the Shell share of joint ventures and associates are presented under Shell subsidiaries with effect from 2013.

2012								$ MILLION
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Acquisition of properties
Proved	–	–	–	–	–	–	–	–
Unproved	–	–	–	–	–	–	–	–
Exploration	38	323	103	–	10	–	–	474
Development	209	2,217	549	–	405	–	34	3,414

154	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Oil and gas exploration and production activities costs incurred continued]

2011								$ MILLION
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Acquisition of properties
Proved	–	–	–	–	–	–	–	–
Unproved	–	–	279	–	–	–	–	279
Exploration	26	250	160	–	9	–	–	445
Development	280	2,103	1,023	–	349	–	81	3,836

155	SHELL ANNUAL REPORT AND FORM 20-F 2013	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES EARNINGS

The results of operations for oil and gas producing activities are shown in the tables below.

Shell subsidiaries

2013										$ MILLION
							North America		South America
	Europe	[A]	Asia	[B]	Oceania	Africa	USA [B]	Canada		Total
Revenue
Third parties	4,116		5,535		1,982	2,690	3,416	52	64	17,855
Sales between businesses	8,420		17,538		1,038	6,873	7,232	7,354	684	49,139
Total	12,536		23,073		3,020	9,563	10,648	7,406	748	66,994
Production costs excluding taxes	2,656		1,762		481	1,753	3,336	3,124	378	13,490
Taxes other than income tax [C]	328		1,254		231	963	223	–	85	3,084
Exploration	627		1,082		396	354	1,790	312	717	5,278
Depreciation, depletion and amortisation	1,400		2,268		423	1,276	7,858	2,366	160	15,751
Other (costs)/income	(1,052)		(3,713)		(40)	(419)	(1,395)	(2,308)	(124)	(9,051)
Earnings before taxation	6,473		12,994		1,449	4,798	(3,954)	(704)	(716)	20,340
Taxation charge/(credit)	4,843		10,251		486	3,093	(1,461)	(231)	71	17,052
Earnings after taxation	1,630		2,743		963	1,705	(2,493)	(473)	(787)	3,288

[A] Includes Greenland.

[B] As a result of the adoption of IFRS 11 Joint Arrangements (see Note 1 to the “Consolidated Financial Statements”), the earnings of certain entities in Asia and the USA, which were previously presented under the Shell share of joint ventures and associates, are presented under Shell subsidiaries with effect from 2013.

[C] Includes cash paid royalties to governments outside North America.

2012 [A]								$ MILLION
						North America		South America
	Europe	[B]	Asia	Oceania	Africa	USA	Canada		Total
Revenue
Third parties	4,705		3,981	1,941	2,807	3,573	207	23	17,237
Sales between businesses	10,275		16,450	1,129	10,364	3,906	6,443	1,431	49,998
Total	14,980		20,431	3,070	13,171	7,479	6,650	1,454	67,235
Production costs excluding taxes	2,516		1,582	395	1,540	2,486	2,986	255	11,760
Taxes other than income tax [C]	350		410	322	1,248	39	–	145	2,514
Exploration	398		461	175	699	801	372	198	3,104
Depreciation, depletion and amortisation	1,531		1,222	304	1,261	3,837	2,037	315	10,507
Other (costs)/income	(1,420)		(3,157)	1,769	322	(421)	(2,107)	(63)	(5,077)
Earnings before taxation	8,765		13,599	3,643	8,745	(105)	(852)	478	34,273
Taxation charge/(credit)	6,310		10,733	1,104	5,358	(65)	(413)	137	23,164
Earnings after taxation	2,455		2,866	2,539	3,387	(40)	(439)	341	11,109

[A] Restated for the retrospective application of revised IAS 19 Employee Benefits, adopted with effect from January 1, 2013. See Note 28 to the “Consolidated Financial Statements”.

[B] Includes Greenland, reclassified from North America.

[C] Includes cash paid royalties to governments outside North America.

2011 [A]								$ MILLION
						North America		South America
	Europe	[B]	Asia	Oceania	Africa	USA	Canada		Total
Revenue
Third parties	5,038		4,227	1,823	3,143	3,369	342	96	18,038
Sales between businesses	10,379		14,495	1,160	10,986	4,016	6,710	1,570	49,316
Total	15,417		18,722	2,983	14,129	7,385	7,052	1,666	67,354
Production costs excluding taxes	2,243		1,301	386	1,453	2,005	2,979	250	10,617
Taxes other than income tax [C]	390		588	300	1,499	59	–	180	3,016
Exploration	313		326	178	493	745	85	126	2,266
Depreciation, depletion and amortisation	1,473		1,008	351	1,181	2,427	1,575	352	8,367
Other (costs)/income	(1,726)		(3,243)	(331)	1,071	842	(2,046)	504	(4,929)
Earnings before taxation	9,272		12,256	1,437	10,574	2,991	367	1,262	38,159
Taxation charge/(credit)	6,034		9,748	(15)	6,511	731	174	471	23,654
Earnings after taxation	3,238		2,508	1,452	4,063	2,260	193	791	14,505

[A] Restated for the retrospective application of revised IAS 19 Employee Benefits, adopted with effect from January 1, 2013. See Note 28 to the “Consolidated Financial Statements”.

[B] Includes Greenland, reclassified from North America.

[C] Includes cash paid royalties to governments outside North America.

156	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Oil and gas exploration and production activities earnings continued]

Shell share of joint ventures and associates

2013										$ MILLION
						North America			South America
	Europe	Asia	[A]	Oceania [B]	Africa	USA	[A]	Canada		Total
Third party revenue	6,825	11,040		1,334	–	–		–	313	19,512
Total	6,825	11,040		1,334	–	–		–	313	19,512
Production costs excluding taxes	451	958		291	–	–		–	58	1,758
Taxes other than income tax [C]	3,989	3,907		58	–	–		–	86	8,040
Exploration	16	162		165	–	–		–	13	356
Depreciation, depletion and amortisation	188	1,335		578	–	–		–	37	2,138
Other income/(costs)	151	(694)		(310)	–	–		–	(40)	(893)
Earnings before taxation	2,332	3,984		(68)	–	–		–	79	6,327
Taxation	879	1,655		(185)	–	–		–	93	2,442
Earnings after taxation	1,453	2,329		117	–	–		–	(14)	3,885

[A] As a result of the adoption of IFRS 11 Joint Arrangements (see Note 1 to the “Consolidated Financial Statements”), the earnings of certain entities in Asia and the USA, which were previously presented under the Shell share of joint ventures and associates, are presented under Shell subsidiaries with effect from 2013.

[B] Includes Shell’s ownership of 23% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

[C] Includes cash paid royalties to governments outside North America.

2012									$ MILLION
						North America		South America
	Europe	Asia	Oceania	[A]	Africa	USA	Canada		Total
Third party revenue	6,448	12,592	1,441		–	2,715	–	341	23,537
Total	6,448	12,592	1,441		–	2,715	–	341	23,537
Production costs excluding taxes	411	952	372		–	453	–	41	2,229
Taxes other than income tax [B]	3,574	4,861	111		–	157	–	118	8,821
Exploration	17	391	155		–	10	–	–	573
Depreciation, depletion and amortisation	209	1,310	335		–	269	–	41	2,164
Other income/(costs)	390	(128)	80		–	(13)	–	(252)	77
Earnings before taxation	2,627	4,950	548		–	1,813	–	(111)	9,827
Taxation	969	1,971	136		–	658	–	26	3,760
Earnings after taxation	1,658	2,979	412		–	1,155	–	(137)	6,067

[A] Includes Shell’s ownership of 23% of Woodside Petroleum Ltd as from April 2012 (previously: 24%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

[B] Includes cash paid royalties to governments outside North America.

2011									$ MILLION
						North America		South America
	Europe	Asia	Oceania	[A]	Africa	USA	Canada		Total
Third party revenue	5,688	11,021	1,271		–	2,807	–	318	21,105
Total	5,688	11,021	1,271		–	2,807	–	318	21,105
Production costs excluding taxes	353	932	247		–	457	–	41	2,030
Taxes other than income tax [B]	2,990	4,358	74		–	127	–	89	7,638
Exploration	13	60	89		–	8	–	–	170
Depreciation, depletion and amortisation	237	1,250	246		–	211	–	35	1,979
Other income/(costs)	349	(30)	(141)		–	103	–	(108)	173
Earnings before taxation	2,444	4,391	474		–	2,107	–	45	9,461
Taxation	940	1,983	174		–	765	–	45	3,907
Earnings after taxation	1,504	2,408	300		–	1,342	–	–	5,554

[A] Includes Shell’s ownership of 24% of Woodside Petroleum Ltd, a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

[B] Includes cash paid royalties to governments outside North America.

157	SHELL ANNUAL REPORT AND FORM 20-F 2013	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

ACREAGE AND WELLS

The tables below reflect acreage and wells of Shell subsidiaries, joint ventures and associates. The term “gross” refers to the total activity in which Shell subsidiaries, joint ventures and associates have an interest. The term “net” refers to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of joint ventures and associates’ fractional interests.

OIL AND GAS ACREAGE (AT DECEMBER 31)								THOUSAND ACRES
	2013				2012				2011
	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe [A]	9,614	2,698	15,978	6,225	9,091	2,659	10,937	4,196	9,016	2,586	11,781	4,608
Asia	26,349	9,275	56,373	27,791	26,989	9,400	53,460	26,604	27,268	9,810	48,554	25,779
Oceania	1,659	466	74,055	29,811	1,703	467	70,575	26,469	1,798	500	67,907	26,326
Africa	5,217	2,245	37,811	24,553	5,428	2,299	45,315	30,916	6,060	2,465	35,617	22,820
North America – USA	1,901	1,213	8,432	6,613	1,837	1,176	8,878	6,990	1,592	984	7,815	6,140
North America – Canada	1,259	832	33,307	28,677	1,181	785	31,086	25,117	1,101	757	26,480	21,617
South America	162	89	15,116	7,210	162	76	17,242	9,668	162	76	20,655	8,905
Total	46,161	16,818	241,072	130,880	46,391	16,862	237,493	129,960	46,997	17,178	218,809	116,195

[A] Includes Greenland. Acreage at December 31, 2012 and 2011, have been reclassified from North America.

NUMBER OF PRODUCTIVE WELLS [A] (AT DECEMBER 31)
	2013				2012[B]				2011
	Oil		Gas		Oil		Gas		Oil		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	1,315	349	1,295	411	1,431	425	1,266	398	1,454	427	1,317	430
Asia	8,187	2,578	340	192	7,392	2,345	248	118	7,361	2,352	289	162
Oceania	44	5	655	244	48	5	574	217	48	5	557	212
Africa	920	351	109	71	837	324	95	62	883	357	98	65
North America – USA	15,347	8,150	4,316	2,878	15,108	7,630	4,618	2,808	14,993	7,607	3,449	2,222
North America – Canada	337	331	1,238	949	460	393	1,165	880	476	406	1,115	906
South America	74	31	7	2	73	29	7	2	67	33	7	2
Total	26,224	11,795	7,960	4,747	25,349	11,151	7,973	4,485	25,282	11,187	6,832	3,999

[A] The number of productive wells with multiple completions (more than one formation producing into the same well bore) at December 31, 2013, was 2,200 gross (805 net); 2012: 1,918 gross (694 net); 2011: 1,997 gross (739 net). The number at December 31, 2012, has been corrected from 1,923 gross (696 net).

[B] The number of productive oil and gas wells in Asia has been corrected from 7,200 gross (2,316 net) and 243 gross (116 net) respectively.

NUMBER OF NET PRODUCTIVE WELLS AND DRY HOLES DRILLED
	2013			2012		2011
	Productive	Dry	Productive	Dry	Productive	Dry
Exploratory [A]
Europe	1	3	1	1	1	1
Asia	2	9	3	4	6	97
Oceania	–	1	–	1	–	2
Africa	6	3	3	7	3	5
North America – USA	175	34	124	3	70	2
North America – Canada	16	2	37	9	21	4
South America	–	5	–	1	1	1
Total	200	57	168	26	102	112
Development
Europe	6	2	9	–	12	1
Asia	218	6	255	4	196	8
Oceania	12	–	7	–	–	–
Africa	25	–	25	–	23	2
North America – USA	447	2	352	–	347	2
North America – Canada	57	1	49	2	102	1
South America	4	–	1	–	1	–
Total	769	11	698	6	681	14

[A] Productive wells are wells with proved reserves allocated. Exploratory wells in the process of drilling are excluded and presented separately on page 158.

158	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Acreage and wells continued]

NUMBER OF WELLS IN THE PROCESS OF EXPLORATORY DRILLING [A]	2013

	At January 1[B]		Wells in the process of drilling at January 1 and allocated proved reserves during the year		Wells in the process of drilling at January 1 and determined as dry during the year		New wells in the process of drilling at December 31		At December 31
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	14	5	(4)	(1)	(4)	(2)	21	7	27	9
Asia	100	51	(13)	(4)	(33)	(19)	49	35	103	63
Oceania	465	156	–	–	(2)	(1)	63	31	526	186
Africa	40	24	(13)	(10)	(5)	(3)	14	8	36	19
North America – USA	236	209	(104)	(92)	(41)	(38)	165	142	256	221
North America – Canada	143	133	(32)	(26)	(4)	(4)	124	107	231	210
South America	10	5	–	–	(1)	(1)	7	5	16	9
Total	1,008	583	(166)	(133)	(90)	(68)	443	335	1,195	717

[A] Wells in the process of drilling includes exploratory wells temporarily suspended.

[B] The number of wells in Asia has been corrected from 105 gross (57 net). The number of wells in the USA and Canada has been corrected from 242 gross (214 net) and 146 gross (136 net) respectively.

NUMBER OF WELLS IN THE PROCESS OF DEVELOPMENT DRILLING [A]					2013
	At January 1			At December 31
	Gross	[B]	Net	Gross	Net
Europe	13		3	13	3
Asia	53		16	56	18
Oceania	24		6	27	10
Africa	7		2	9	5
North America – USA	211		127	175	102
North America – Canada	58		50	8	6
South America	7		4	8	6
Total	373		208	296	150

[A] In addition to the present activities mentioned above, Shell has ongoing activities related to the installation of waterflood projects in Europe, Asia, Africa and North America. Activities related to steam floods are in progress in Europe, Asia and North America, and gas compression is being installed in Europe and Asia.

[B] The number of wells in Asia has been corrected from 50.

159	SHELL ANNUAL REPORT AND FORM 20-F 2013	PARENT COMPANY FINANCIAL STATEMENTS

INDEX TO THE PARENT COMPANY FINANCIAL STATEMENTS

The Parent Company Financial Statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

160	Report on the Parent Company Financial Statements
162	Statement of Income
162	Statement of Comprehensive Income
162	Balance Sheet
163	Statement of Changes in Equity
163	Statement of Cash Flows
164	Notes to the Parent Company Financial Statements
164	Note 1 Basis of preparation
164	Note 2 Accounting policies
165	Note 3 Remuneration of Directors and Senior Management
165	Note 4 Finance income/(expense)
165	Note 5 Investments in subsidiaries
165	Note 6 Taxation
166	Note 7 Accounts receivable
166	Note 8 Cash and cash equivalents
166	Note 9 Accounts payable and accrued liabilities
166	Note 10 Financial instruments
167	Note 11 Share capital
168	Note 12 Other reserves
169	Note 13 Dividends
169	Note 14 Related parties
170	Note 15 Legal proceedings and other contingencies
170	Note 16 Auditors’ remuneration

160	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

REPORT ON THE PARENT COMPANY FINANCIAL STATEMENTS

Our opinion

In our opinion the Parent Company Financial Statements of Royal Dutch Shell plc (the Company):

■	give a true and fair view of the state of the Company’s affairs as at December 31, 2013, and of its income and cash flows for the year then ended;
■	have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union; and
■	have been prepared in accordance with the requirements of the Companies Act 2006.

This opinion is to be read in the context of what we say in the remainder of this report.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in Note 1 to the Parent Company Financial Statements, the Company, in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the Parent Company Financial Statements comply with IFRSs as issued by the IASB.

What we have audited

The Parent Company Financial Statements, which are prepared by the Company, comprise:

■	the Parent Company Statement of Income and Parent Company Statement of Comprehensive Income for the year ended December 31, 2013;
■	the Parent Company Balance Sheet as at December 31, 2013;
■	the Parent Company Statement of Changes in Equity and Parent Company Statement of Cash Flows for the year ended December 31, 2013; and
■	the related Notes to the Parent Company Financial Statements, which include a summary of significant accounting policies and other explanatory information.

The financial reporting framework that has been applied in their preparation comprises applicable law and IFRSs as adopted by the European Union.

In applying the financial reporting framework, the Directors have made a number of judgements, for example in respect of significant accounting estimates. In making such estimates, they have made assumptions and considered future events.

Certain disclosures required by the financial reporting framework have been presented elsewhere in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2013 (the Annual Report), rather than in the Parent Company Financial Statements. These are cross-referenced from the Parent Company Financial Statements and are identified as audited.

What an audit of financial statements involves

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) (ISAs (UK and Ireland)). An audit involves obtaining evidence about the amounts and disclosures in the Parent Company Financial Statements sufficient to give reasonable assurance that the Parent Company Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

■	whether the accounting policies are appropriate to the Company’s circumstances and have been consistently applied and adequately disclosed;
■	the reasonableness of significant accounting estimates made by the Directors; and
■	the overall presentation of the Parent Company Financial Statements.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited Parent Company Financial Statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

OPINIONS ON OTHER MATTERS PRESCRIBED BY THE COMPANIES ACT 2006

In our opinion:

■	the information given in the Strategic Report and the Directors’ Report for the financial year for which the Parent Company Financial Statements are prepared is consistent with the Parent Company Financial Statements; and
■	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

OTHER MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION

Adequacy of accounting records and information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion:

■	we have not received all the information and explanations we require for our audit; or
■	adequate accounting records have not been kept by the Company, or returns adequate for our audit have not been received from branches not visited by us; or
■	the Parent Company Financial Statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of Directors’ remuneration specified by law have not been made. We have no exceptions to report arising from this responsibility.

Other information in the Annual Report

Under ISAs (UK and Ireland), we are required to report to you if, in our opinion, information in the Annual Report is:

■	materially inconsistent with the information in the audited Parent Company Financial Statements; or

161	SHELL ANNUAL REPORT AND FORM 20-F 2013	INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

■	apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Company acquired in the course of performing our audit; or
■	is otherwise misleading.

We have no exceptions to report arising from this responsibility.

RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS AND THE AUDIT

Our responsibilities and those of the Directors

As explained more fully in the Directors’ Responsibilities Statement set out on page 61, the Directors are responsible for the preparation of the Parent Company Financial Statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the Parent Company Financial Statements in accordance with applicable law and ISAs (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

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

OTHER MATTER

We have reported separately on the Consolidated Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2013.

Stephen Johnson (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

March 12, 2014

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2013 only and does not form part of the Royal Dutch Shell plc’s Annual Report on Form 20-F for 2013.

162	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

STATEMENT OF INCOME			$ MILLION
	NOTES	2013	2012
Dividend income		13,693	3,807
Finance income	4	620	320
Administrative expenses		(73)	(70)
Finance expense	4	(19)	(24)
Income before taxation		14,221	4,033
Taxation	6	28	53
Income for the period		14,249	4,086
All results are from continuing activities.
STATEMENT OF COMPREHENSIVE INCOME			$ MILLION
		2013	2012
Income for the period		14,249	4,086
Comprehensive income for the period		14,249	4,086

BALANCE SHEET			$ MILLION
	NOTES	Dec 31, 2013	Dec 31, 2012
Assets
Non-current assets
Investments in subsidiaries	5	202,458	202,490
Deferred tax	6	565	351
		203,023	202,841
Current assets
Accounts receivable	7	15,032	12,902
Cash and cash equivalents	8	215	120
		15,247	13,022
Total assets		218,270	215,863
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	1,647	1,015
		1,647	1,015
Total liabilities		1,647	1,015
Equity
Share capital	11	542	542
Other reserves	12	201,898	202,052
Retained earnings		14,183	12,254
Total equity		216,623	214,848
Total liabilities and equity		218,270	215,863

Signed on behalf of the Board /s/ Simon Henry
Simon Henry
Chief Financial Officer
March 12, 2014

The Notes on pages 164 to 170 form an integral part of these Parent Company Financial Statements.

163	SHELL ANNUAL REPORT AND FORM 20-F 2013	PARENT COMPANY FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN EQUITY	$ MILLION

	NOTES	Share capital	Other reserves	Retained earnings	Total equity
At January 1, 2013		542	202,052	12,254	214,848
Comprehensive income for the period		–	–	14,249	14,249
Dividends paid	13	–	–	(11,338)	(11,338)
Scrip dividends	13	12	(12)	4,140	4,140
Repurchases of shares	12	(12)	12	(5,757)	(5,757)
Share-based compensation	12	–	(154)	635	481
At December 31, 2013		542	201,898	14,183	216,623
At January 1, 2012		536	201,606	16,943	219,085
Comprehensive income for the period		–	–	4,086	4,086
Dividends paid	13	–	–	(10,955)	(10,955)
Scrip dividends	13	9	(9)	3,565	3,565
Repurchases of shares	12	(3)	3	(1,728)	(1,728)
Share-based compensation	12	–	452	343	795
At December 31, 2012		542	202,052	12,254	214,848

STATEMENT OF CASH FLOWS	$ MILLION

	NOTES	2013	2012
Cash flow from operating activities
Income for the period		14,249	4,086
Adjustment for:
Dividend income		(13,693)	(3,807)
Taxation		(28)	(53)
Unrealised foreign exchange gains		(690)	(293)
Interest income		(2)	(26)
Interest expense		19	24
Share-based compensation		27	51
(Increase)/decrease in working capital		(1,782)	4,544
Net cash (used in)/from operating activities		(1,900)	4,526
Cash flow from investing activities
Dividends received		13,693	3,807
Interest received		2	26
Share-based compensation		517	546
Net cash from investing activities		14,212	4,379
Cash flow from financing activities
Cash dividends paid	13	(7,198)	(7,390)
Repurchases of shares		(5,000)	(1,492)
Interest paid		(19)	(24)
Net cash used in financing activities		(12,217)	(8,906)
Increase/(decrease) in cash and cash equivalents		95	(1)
Cash and cash equivalents at January 1		120	121
Cash and cash equivalents at December 31	8	215	120

The Notes on pages 164 to 170 form an integral part of these Parent Company Financial Statements.

164	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

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

As described in the accounting policies in Note 2, the Financial Statements have been prepared under the historical cost convention except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods presented. Except where discussed in Note 2, there were no material changes during 2013.

The Financial Statements were approved and authorised for issue by the Board of Directors on March 12, 2014.

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results may differ from those estimates.

The financial results of the Company are included in the Consolidated Financial Statements on pages 101-139. The financial results of the Company incorporate the results of the Dividend Access Trust (the Trust), the financial statements for which are presented on pages 175-178.

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

Dividend income

Interim dividends are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport or of Shell Petroleum, in which case income is recognised on the date on which receipt is deemed virtually certain.

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

The cost of deliveries under share-based compensation schemes is recharged to the relevant employing entities in the year of vesting. Following a review of the presentation of these recharges in the Statement of Cash Flows, net proceeds received by the Company in relation to share-based compensation schemes is now presented within Cash flow from investing activities (previously presented within Cash flow from operating activities, in changes in working capital). The revised presentation better reflects the nature of the charge as a transaction of the Company in its capacity as the parent company for Shell. Comparative information is reclassified.

Information on the principal plans, including vesting conditions and shares granted, vested and expired or forfeited during the year, is set out in Note 22 to the Consolidated Financial Statements.

Taxation

The Company is tax-resident in the Netherlands. For the assessment of corporate income tax in the Netherlands, the Company and certain of its subsidiaries form a fiscal unit, in respect of which the Company recognises any current tax payable or receivable for the fiscal unit as a whole.

The Company’s tax charge or credit recognised in income is calculated at the statutory tax rate prevailing in the Netherlands.

165	SHELL ANNUAL REPORT AND FORM 20-F 2013	PARENT COMPANY FINANCIAL STATEMENTS

3 REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

Refer to Note 5 to the Consolidated Financial Statements for the remuneration of Directors of the Company. In 2013, the Company recognised $30 million (2012: $49 million) in administrative expenses for the compensation of Directors and Senior Management.

4 FINANCE INCOME/(EXPENSE)

		$ MILLION
	2013	2012
Finance income
Interest income	2	26
Foreign exchange gains	618	294
Total	620	320
Finance expense
Interest expense	(19)	(24)
Total	(19)	(24)

5 INVESTMENTS IN SUBSIDIARIES

		$ MILLION
	2013	2012
At January 1	202,490	202,291
Share-based compensation	520	867
Recharge of vested share-based compensation	(552)	(731)
Other	–	63
At December 31	202,458	202,490

6 TAXATION

A – Taxation credit

		$ MILLION
	2013	2012
Current taxation
Credit in respect of current period	(13)	(44)
Total	(13)	(44)
Deferred taxation
Relating to the origination and reversal of temporary differences	(19)	(9)
Adjustment in respect of prior periods	4	–
Total	(15)	(9)
Total taxation credit	(28)	(53)

The applicable tax charge at the statutory tax rate reconciles to the actual taxation credit as follows:

		$ MILLION
	2013	2012
Income before taxation	14,221	4,033
Applicable tax charge at the statutory tax rate of 25.0% (2012: 25.0%)	3,555	1,008
Adjustments in respect of prior periods	4	–
Tax effects of:
Income not subject to tax	(3,582)	(1,026)
Expenses not deductible for tax purposes	8	12
Other reconciling items	(13)	(47)
Taxation credit	(28)	(53)

B – Taxes payable

Taxes payable are reported within accounts payable and accrued liabilities (see Note 9).

166	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 6 continued]

C – Deferred tax assets

		$ MILLION
	2013	2012
At January 1	351	350
Recognised in income	15	9
Other movements	199	(8)
At December 31	565	351

Deferred tax assets are recognised in respect of tax losses, which are available for relief against future taxable profits for up to nine years from the year in which the loss was incurred.

7 ACCOUNTS RECEIVABLE

		$ MILLION
	Dec 31, 2013	Dec 31, 2012
Amounts due from subsidiaries (see Note 14)	15,027	12,901
Other receivables	5	1
Total	15,032	12,902

8 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise call deposits in euros, sterling and dollars with Shell Treasury Centre Limited, a subsidiary. The Company earned interest on these balances of less than $1 million in 2013 (2012: less than $1 million).

9 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		$ MILLION
	Dec 31, 2013	Dec 31, 2012
Amounts owed to subsidiaries (see Note 14)	497	654
Withholding tax payable	121	117
Accruals and other liabilities	1,027	242
Unclaimed dividends	2	2
Total	1,647	1,015

Accruals and other liabilities principally comprise commitments for share repurchases undertaken on the Company’s behalf under irrevocable, non-discretionary arrangements.

10 FINANCIAL INSTRUMENTS

Financial assets and liabilities in the Company’s Balance Sheet comprise cash and cash equivalents (see Note 8), accounts receivable (see Note 7) and certain amounts reported within accounts payable and accrued liabilities (see Note 9).

Foreign exchange derivatives are used by the Company to manage foreign exchange risk. Foreign exchange risk arises when certain transactions are denominated in a currency that is not the Company’s functional currency. There were no derivative financial instruments held at December 31, 2013 or 2012.

The fair value of financial assets and liabilities at December 31, 2013 and 2012, all of which fall due within 12 months, approximates their carrying amount.

Information on financial risk management is presented in Note 20 to the Consolidated Financial Statements.

167	SHELL ANNUAL REPORT AND FORM 20-F 2013	PARENT COMPANY FINANCIAL STATEMENTS

11 SHARE CAPITAL

ISSUED AND FULLY PAID			NUMBER OF SHARES
	Ordinary shares of €0.07 each		Sterling deferred shares of £1 each
	A	B
At January 1, 2013	3,772,388,687	2,617,715,189	50,000
Scrip dividends	125,622,526	–	–
Repurchases of shares	–	(144,876,002)	–
At December 31, 2013	3,898,011,213	2,472,839,187	50,000
At January 1, 2012	3,668,550,437	2,661,403,172	50,000
Scrip dividends	103,838,250	–	–
Repurchases of shares	–	(43,687,983)	–
At December 31, 2012	3,772,388,687	2,617,715,189	50,000

NOMINAL VALUE			$ MILLION
	Ordinary shares of €0.07 each
	A	B	Total
At January 1, 2013	321	221	542
Scrip dividends	12	–	12
Repurchases of shares	–	(12)	(12)
At December 31, 2013	333	209	542
At January 1, 2012	312	224	536
Scrip dividends	9	–	9
Repurchases of shares	–	(3)	(3)
At December 31, 2012	321	221	542

The total nominal value of sterling deferred shares is less than $1 million.

B shares repurchased in 2013 and 2012 under the Company’s share buyback programme were all cancelled.

At the Company’s Annual General Meeting on May 21, 2013, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company up to an aggregate nominal amount of €148 million (representing 2,114 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 21, 2014, and the end of the Annual General Meeting to be held in 2014, unless previously renewed, revoked or varied by the Company in a general meeting.

B shares rank pari passu in all respects with A shares except for the dividend access mechanism described below. The Company and Shell Transport can procure the termination of the dividend access mechanism at any time. Upon such termination, B shares will form one class with A shares ranking pari passu in all respects and A and B shares will be known as ordinary shares without further distinction.

The sterling deferred shares are redeemable only at the discretion of the Company for £1 each and carry no voting rights. There are no further rights to participate in profits or assets, including the right to receive dividends. Upon winding up or liquidation, the shares carry a right to repayment of paid-up nominal value, ranking ahead of A and B shares.

For information on the number of shares in the Company held by Shell employee share ownership trusts to meet delivery commitments under employee share plans, refer to Note 22 to the Consolidated Financial Statements.

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

DESCRIPTION OF DIVIDEND ACCESS MECHANISM

A dividend access share has been issued by Shell Transport to Computershare Trustees (Jersey) Limited as dividend access trustee (the Trustee). Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access share on trust for the holders of B shares from time to time and will arrange for prompt disbursement of such dividends to holders of B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends that are unclaimed after 12 years will revert to Shell Transport. Holders of B shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of B shares will be dividends paid to the Trustee in respect of the dividend access share.

168	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 11 continued]

The declaration and payment of dividends on the dividend access share will require Board action by Shell Transport and will be subject to any applicable legal or articles limitations in effect from time to time. In no event will the aggregate amount of the dividend paid by Shell Transport under the dividend access mechanism for a particular period exceed the aggregate amount of the dividend declared by the Company’s Board on B shares in respect of the same period.

OPERATION OF THE DIVIDEND ACCESS MECHANISM

If, in connection with the declaration of a dividend by the Company on B shares, the Board of Shell Transport elects to declare and pay a dividend on the dividend access share to the Trustee, the holders of B shares will be beneficially entitled to receive their share of that dividend pursuant to the declaration of trust (and arrangements will be made to ensure that the dividend is paid in the same currency in which they would have received a dividend from the Company).

If any amount is paid by Shell Transport by way of a dividend on the dividend access share and paid by the Trustee to any holder of B shares, the dividend which the Company would otherwise pay on B shares will be reduced by an amount equal to the amount paid to such holders of B shares by the Trustee.

The Company will have a full and unconditional obligation, in the event that the Trustee does not pay an amount to holders of B shares on a cash dividend payment date (even if that amount has been paid to the Trustee), to pay immediately the dividend declared on B shares. The right of holders of B shares to receive distributions from the Trustee will be reduced by an amount equal to the amount of any payment actually made by the Company on account of any dividend on B shares.

The dividend access mechanism may be suspended or terminated at any time by the Company’s Directors or the Directors of Shell Transport, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

12 OTHER RESERVES

					$ MILLION
	Share premium reserve	Capital redemption reserve	Share plan reserve	Other reserve	Total
At January 1, 2013	154	63	1,479	200,356	202,052
Scrip dividends	–	–	–	(12)	(12)
Repurchases of shares	–	12	–	–	12
Share-based compensation	–	–	(154)	–	(154)
At December 31, 2013	154	75	1,325	200,344	201,898
At January 1, 2012	154	60	1,027	200,365	201,606
Scrip dividends	–	–	–	(9)	(9)
Repurchases of shares	–	3	–	–	3
Share-based compensation	–	–	452	–	452
At December 31, 2012	154	63	1,479	200,356	202,052

On January 6, 2006, loan notes were converted into 4,827,974 A shares. The difference between the carrying value of the loan notes and the nominal value of the new shares issued was credited to the share premium reserve.

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

169	SHELL ANNUAL REPORT AND FORM 20-F 2013	PARENT COMPANY FINANCIAL STATEMENTS

13 DIVIDENDS

			$ MILLION
		Cash	Scrip	Total
Interim
March 28, 2013	$0.43 per A share	862	753	1,615
March 28, 2013	$0.43 per B share	1,046	91	1,137
Interim
June 27, 2013	$0.45 per A share	965	735	1,700
June 27, 2013	$0.45 per B share	1,078	68	1,146
Interim
September 26, 2013	$0.45 per A share	845	889	1,734
September 26, 2013	$0.45 per B share	792	357	1,149
Interim
December 23, 2013	$0.45 per A share	833	905	1,738
December 23, 2013	$0.45 per B share	777	342	1,119
Total		7,198	4,140	11,338
Interim
March 22, 2012	$0.42 per A share	816	728	1,544
March 22, 2012	$0.42 per B share	855	271	1,126
Interim
June 21, 2012	$0.43 per A share	1,008	597	1,605
June 21, 2012	$0.43 per B share	1,104	51	1,155
Interim
September 20, 2012	$0.43 per A share	937	680	1,617
September 20, 2012	$0.43 per B share	1,036	111	1,147
Interim
December 20, 2012	$0.43 per A share	822	798	1,620
December 20, 2012	$0.43 per B share	812	329	1,141
Total		7,390	3,565	10,955

In addition, on January 30, 2014, the Directors announced a further interim dividend in respect of 2013 of $0.45 per A share and $0.45 per B share. The total dividend is estimated to be $2,859 million and is payable on March 27, 2014. Under the Scrip Dividend Programme, shareholders can elect to receive dividends in the form of A shares. The cash dividends on B shares are paid via the Trust (see Note 11).

Dividends on A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends on B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends on ADSs are paid in dollars.

14 RELATED PARTIES

Information about significant subsidiaries at December 31, 2013, is set out in Exhibit 8. The Company has no direct interest in incorporated joint arrangements or associates. A complete list of investments in subsidiaries, incorporated joint arrangements and associates will be attached to the Company’s annual return made to the Registrar of Companies.

				$ MILLION
	Amounts due from subsidiaries (See Note 7)		Amounts owed to subsidiaries (See Note 9)
	2013	2012	2013	2012
Shell Petroleum	14,800	12,901	497	285
Shell Treasury Luxembourg Sarl	227	–	–	369
Total	15,027	12,901	497	654

The amount due from Shell Petroleum, which is denominated in dollars, is repayable on demand. Interest is calculated at US LIBOR less 0.125% and interest income in 2013 was $1 million (2012: $8 million).

The net amount due from Shell Treasury Luxembourg Sarl at December 31, 2013, comprises an interest-bearing receivable of €11,014 million (2012: €9,545 million) and an interest-bearing payable of $14,939 million (2012: $12,964 million). Interest on euro balances is calculated at EONIA less 0.125% and on dollar balances at US LIBOR. Net interest expense on these balances in 2013 was $18 million (2012: $7 million).

Other transactions and balances

The Company enters into forward and spot foreign exchange contracts with Treasury companies, which are subsidiaries. There were no open foreign exchange contracts at December 31, 2013, or 2012.

The Company settles general and administrative expenses of the Trust, including the auditors’ remuneration.

170	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

[Note 14 continued]

The Company has guaranteed contractual payments totalling $35,230 million at December 31, 2013 (2012: $29,477 million), and related interest in respect of listed debt issued by Shell International Finance B.V.

15 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

Refer to Note 25 to the Consolidated Financial Statements.

16 AUDITORS’ REMUNERATION

Refer to Note 27 to the Consolidated Financial Statements.

171	SHELL ANNUAL REPORT AND FORM 20-F 2013	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

INDEX TO THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

172	Reports on the Royal Dutch Shell Dividend Access Trust Financial Statements
175	Statement of Income
175	Statement of Comprehensive Income
175	Balance Sheet
176	Statement of Changes in Equity
176	Statement of Cash Flows
177	Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements
177	Note 1 The Trust
177	Note 2 Basis of preparation
177	Note 3 Accounting policies
177	Note 4 Other liabilities
177	Note 5 Capital account
177	Note 6 Distributions made
178	Note 7 Financial instruments
178	Note 8 Related party transactions
178	Note 9 Auditors’ remuneration

172	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

INDEPENDENT AUDITORS’ REPORT TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

REPORT ON THE FINANCIAL STATEMENTS

Our opinion

In our opinion the Financial Statements of the Royal Dutch Shell Dividend Access Trust (the Trust):

■	give a true and fair view of the state of the Trust’s affairs as at December 31, 2013, and of its income and cash flows for the year then ended; and
■	have been properly prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

This opinion is to be read in the context of what we say in the remainder of this report.

Separate opinion in relation to IFRSs as issued by the IASB

As explained in Note 2 to the Royal Dutch Shell Dividend Access Trust Financial Statements, the Trust, in addition to complying with its legal obligation to apply IFRSs as adopted by the European Union, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion the Royal Dutch Shell Dividend Access Trust Financial Statements comply with IFRSs as issued by the IASB.

What we have audited

The Royal Dutch Shell Dividend Access Trust Financial Statements, which are prepared by Computershare Trustees (Jersey) Limited as Trustee of the Royal Dutch Shell Dividend Access Trust, comprise:

■	the Royal Dutch Shell Dividend Access Trust Statement of Income and the Royal Dutch Shell Dividend Access Trust Statement of Comprehensive Income for the year ended December 31, 2013;
■	the Royal Dutch Shell Dividend Access Trust Balance Sheet as at December 31, 2013;
■	the Royal Dutch Shell Dividend Access Trust Statement of Changes in Equity and the Royal Dutch Shell Dividend Access Trust Statement of Cash Flows for the year ended December 31, 2013; and
■	the related Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements, which include a summary of significant accounting policies and other explanatory information.

The financial reporting framework that has been applied in their preparation comprises applicable law and IFRSs as adopted by the European Union.

In applying the financial reporting framework, the Trustee has made a number of judgements, for example in respect of significant accounting estimates. In making such estimates, the Trustee has made assumptions and considered future events.

Certain disclosures required by the financial reporting framework have been presented elsewhere in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2013 (the Annual Report), rather than in the Royal Dutch Shell Dividend Access Trust Financial Statements. These are cross-referenced from the Royal Dutch Shell Dividend Access Trust Financial Statements and are identified as audited.

What an audit of financial statements involves

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) (ISAs (UK and Ireland)). An audit involves obtaining evidence about the amounts and disclosures in the Royal Dutch Shell Dividend Access Trust Financial Statements sufficient to give reasonable assurance that the Royal Dutch Shell Dividend Access Trust Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

■	whether the accounting policies are appropriate to the Trust’s circumstances and have been consistently applied and adequately disclosed;
■	the reasonableness of significant accounting estimates made by the Trustee; and
■	the overall presentation of the Royal Dutch Shell Dividend Access Trust Financial Statements.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited Royal Dutch Shell Dividend Access Trust Financial Statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

OPINION ON OTHER MATTER

In our opinion the information given in the Annual Report for the financial year for which the Royal Dutch Shell Dividend Access Trust Financial Statements are prepared is consistent with the Royal Dutch Shell Dividend Access Trust Financial Statements.

MATTERS ON WHICH WE HAVE AGREED TO REPORT BY EXCEPTION

We have agreed to report to you if, in our opinion:

■	we have not received all the information and explanations we require for our audit; or
■	adequate accounting records have not been kept; or
■	the Royal Dutch Shell Dividend Access Trust Financial Statements are not in agreement with the accounting records.

We have no exceptions to report arising from this responsibility.

RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS AND THE AUDIT

Our responsibilities and those of the Trustee

The Trustee is responsible for the preparation of the Royal Dutch Shell Dividend Access Trust Financial Statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the Royal Dutch Shell Dividend Access Trust Financial Statements in accordance with applicable law and ISAs (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

173	SHELL ANNUAL REPORT AND FORM 20-F 2013	INDEPENDENT AUDITORS’ REPORT TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

This report, including the opinions, has been prepared for and only for the Trustee as a body and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers CI LLP

Chartered Accountants

Jersey, Channel Islands

March 12, 2014

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2013 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2013.

174	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Computershare Trustees (Jersey) Limited as Trustee of the Royal Dutch Shell Dividend Access Trust and the Board of Directors and Shareholders of Royal Dutch Shell plc.

In our opinion, the accompanying Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows, and the related Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements present fairly, in all material respects, the financial position of the Royal Dutch Shell Dividend Access Trust (the Trust) at December 31, 2013, and December 31, 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trustee and the management of Royal Dutch Shell plc are responsible for these Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Trustee’s and Management’s Report on Internal Control over Financial Reporting of the Royal Dutch Shell Dividend Access Trust set out on page 70. Our responsibility is to express opinions on these Financial Statements and on the Trust’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers CI LLP

Jersey, Channel Islands

March 12, 2014

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2013 only and does not form part of the Royal Dutch Shell plc’s Annual Report and Accounts for 2013.

175	SHELL ANNUAL REPORT AND FORM 20-F 2013	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

STATEMENT OF INCOME	£ MILLION

	2013	2012	2011
Dividend income	2,361	2,383	2,175
Income before and after taxation and for the period	2,361	2,383	2,175

All results are from continuing activities.

STATEMENT OF COMPREHENSIVE INCOME	£ MILLION

	2013	2012	2011
Income for the period	2,361	2,383	2,175
Comprehensive income for the period	2,361	2,383	2,175

BALANCE SHEET	£ MILLION

	NOTES	Dec 31, 2013	Dec 31, 2012
Assets
Current assets
Cash and cash equivalents		1	1
Total assets		1	1
Liabilities
Current liabilities
Other liabilities	4	1	1
Total liabilities		1	1
Equity
Capital account	5	–	–
Revenue account		–	–
Total equity		–	–
Total liabilities and equity		1	1

Signed on behalf of Computershare Trustees (Jersey) Limited as Trustee of the Royal Dutch Shell Dividend Access Trust. /s/ Lisa Knowles	/s/ Martin Fish
Lisa Knowles	Martin Fish
March 12, 2014

The Notes on pages 177 to 178 form an integral part of these Royal Dutch Shell Dividend Access Trust Financial Statements.

176	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

STATEMENT OF CHANGES IN EQUITY				£ MILLION
	NOTES	Capital account	Revenue account	Total equity
At January 1, 2013		–	–	–
Comprehensive income for the period		–	2,361	2,361
Distributions made	6	–	(2,361)	(2,361)
At December 31, 2013		–	–	–
At January 1, 2012		–	–	–
Comprehensive income for the period		–	2,383	2,383
Distributions made	6	–	(2,383)	(2,383)
At December 31, 2012		–	–	–
At January 1, 2011		–	–	–
Comprehensive income for the period		–	2,175	2,175
Distributions made	6	–	(2,175)	(2,175)
At December 31, 2011		–	–	–

STATEMENT OF CASH FLOWS			£ MILLION
	2013	2012	2011
Cash flow from operating activities
Income for the period	2,361	2,383	2,175
Adjustment for:
Dividends received	(2,361)	(2,383)	(2,175)
Net cash from operating activities	–	–	–
Cash flow from investing activities
Dividends received	2,361	2,383	2,175
Net cash from investing activities	2,361	2,383	2,175
Cash flow from financing activities
Distributions made	(2,361)	(2,383)	(2,175)
Net cash used in financing activities	(2,361)	(2,383)	(2,175)
Change in cash and cash equivalents	–	–	–
Cash and cash equivalents at January 1	1	1	1
Cash and cash equivalents at December 31	1	1	1

The Notes on pages 177 to 178 form an integral part of these Royal Dutch Shell Dividend Access Trust Financial Statements.

177	SHELL ANNUAL REPORT AND FORM 20-F 2013	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

NOTES TO THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

1 THE TRUST

The Royal Dutch Shell Dividend Access Trust (the Trust) was established on May 19, 2005, by The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited (Shell Transport), and Royal Dutch Shell plc (the Company). The Trust is governed by the applicable laws of England and Wales and is resident and domiciled in Jersey. The Trustee of the Trust is Computershare Trustees (Jersey) Limited, registration number 92182 (the Trustee), Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES. The Trust was established as part of a dividend access mechanism.

A dividend access share has been issued by Shell Transport to the Trustee. Following the announcement of a dividend by the Company on B shares, Shell Transport may declare a dividend on the dividend access share.

The primary purposes of the Trust are to receive, on behalf of the B shareholders of the Company and in accordance with their respective holdings of B shares in the Company, any amounts paid by way of dividend on the dividend access share and to pay such amounts to B shareholders on the same pro rata basis.

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

As described in the accounting policies in Note 3, the Financial Statements have been prepared under the historical cost convention. Those accounting policies have been applied consistently in all periods presented and there were no material changes during 2013.

The Financial Statements were approved and authorised for issue by the Trustee on March 12, 2014.

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Trust’s accounting policies. Actual results may differ from these estimates. The financial results of the Trust are included in the Consolidated and Parent Company Financial Statements on pages 101-139 and pages 162-170 respectively.

3 ACCOUNTING POLICIES

The Trust’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements. The following are the principal accounting policies that specifically relate to the Trust:

Presentation currency

The Trust’s presentation and functional currency is sterling. The Trust’s dividend income and dividends paid are principally in sterling.

Dividend income

Interim dividends on the dividend access share are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport, in which case income is recognised on the date on which receipt is deemed virtually certain.

Taxation

The Trust is not subject to taxation.

4 OTHER LIABILITIES

Other liabilities comprise £1,333,658 (2012: £1,202,271) relating to unclaimed dividends, including any dividend cheque payments that have expired or are returned unpresented.

5 CAPITAL ACCOUNT

The capital account is represented by the dividend access share of 25 pence settled in the Trust by Shell Transport, which also represents an asset in the Trust. This is classified as equity in the balance sheet.

6 DISTRIBUTIONS MADE

Distributions are made to the B shareholders of the Company in accordance with the Trust Deed. Refer to Note 13 to the Parent Company Financial Statements for information about dividends per share. Cumulative unclaimed dividends as at December 31, 2013, amounted to £1,333,658 (2012: £1,202,271). Amounts are recorded as distributed once a wire transfer or cheque is issued. All cheques are valid for one year from the date of issue. Any wire transfers that are not completed are replaced by cheques. To the extent that cheques expire or are returned unpresented, the Trust records a liability for unclaimed dividends and a corresponding amount of cash.

178	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

7 FINANCIAL INSTRUMENTS

Financial risk management is carried out by the Trustee and the Company to ensure that the relevant policies and procedures are in place to minimise risk.

The Trust, in its normal course of business, is not subject to significant market risk, credit risk or liquidity risk. The Trustee does not consider that any foreign exchange exposures will materially affect the operations of the Trust.

The fair value of financial assets and liabilities at December 31, 2013 and 2012, approximates their carrying amount. All financial assets and liabilities fall due within 12 months.

8 RELATED PARTY TRANSACTIONS

The Trust received dividend income of £2,361 million (2012: £2,383 million; 2011: £2,175 million) in respect of the dividend access share. The Trust made distributions of £2,361 million (2012: £2,383 million; 2011: £2,175 million) to the B shareholders of the Company, a signatory to the Trust Deed.

The Company pays the general and administrative expenses of the Trust, including the auditors’ remuneration.

9 AUDITORS’ REMUNERATION

Auditors’ remuneration for 2013 audit services was £33,750 (2012: £33,750; 2011: £33,750).

179	SHELL ANNUAL REPORT AND FORM 20-F 2013	SHAREHOLDER INFORMATION

ADDITIONAL INFORMATION

SHAREHOLDER INFORMATION

The Company was incorporated in England and Wales on February 5, 2002, as a private company under the Companies Act 1985, as amended. On October 27, 2004, the Company was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell plc. The Company is registered at Companies House, Cardiff, under company number 4366849, and at the Chamber of Commerce, The Hague, under company number 34179503. The business address for the Directors and Senior Management is: Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands.

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

A and B American Depositary Shares (ADSs) are listed on the New York Stock Exchange [A]. A depositary receipt is a certificate that evidences ADSs. Depositary receipts are issued, cancelled and exchanged at the office of The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, USA, as depositary (the Depositary) under a deposit agreement between the Company, the Depositary and the holders of ADSs. Each ADS represents two €0.07 shares of Royal Dutch Shell plc deposited under the agreement. More information relating to ADSs is given on page 183.

[A] At February 18, 2014, there were outstanding 413,484,292 A ADSs and 159,537,681 B ADSs representing 21% and 13% of the respective share capital class, held by 6,925 and 938 holders of record with an address in the USA respectively. In addition to holders of ADSs, as at February 18, 2014, there were 68,396 A shares and 732,098 B shares of €0.07 each representing 0.002% and 0.030% of the respective share capital class, held by 103 and 864 holders of record registered with an address in the USA respectively.

LISTING INFORMATION
	A shares	B shares
Ticker symbol London	RDSA	RDSB
Ticker symbol Amsterdam	RDSA	RDSB
Ticker symbol New York (ADS [A])	RDS.A	RDS.B
ISIN Code	GB00B03MLX29	GB00B03MM408
CUSIP	G7690A100	G7690A118
SEDOL Number London	B03MLX2	B03MM40
SEDOL Number Euronext	B09CBL4	B09CBN6
Weighting on FTSE as at 31/12/13	4.79%	3.24%
Weighting on AEX as at 31/12/13	13.31%	not included

[A] Each A ADS represents two A shares of €0.07 each and each B ADS represents two B shares of €0.07 each.

SHARE CAPITAL

The issued and fully paid share capital of the Company as at February 18, 2014, was as follows:

SHARE CAPITAL
	Issued and fully paid
	Number	Nominal value
Ordinary shares of €0.07 each
A shares	3,898,011,213	€272,860,785
B shares	2,454,501,886	€171,815,132
Sterling deferred shares of £1 each	50,000	£50,000

The Directors may only allot new ordinary shares if they have authority from shareholders to do so. The Company seeks to renew this authority annually at its Annual General Meeting (AGM). Under the resolution passed at the Company’s 2013 AGM, the Directors were granted authority to allot ordinary shares up to an aggregate nominal amount equivalent to approximately one-third of the issued ordinary share capital of the Company (in line with the guidelines issued by institutional investors).

The following is a summary of the material terms of the Company’s ordinary shares, including brief descriptions of the provisions contained in the Articles of Association (the Articles) and applicable laws of England and Wales in effect on the date of this document. This summary does not purport to include complete statements of these provisions:

■	upon issuance, A and B shares are fully paid and free from all liens, equities, charges, encumbrances and other interest of the Company and not subject to calls of any kind;
■	all A and B shares rank equally for all dividends and distributions on ordinary share capital; and
■	A and B shares are admitted to the Official List of the UK Listing Authority and to trading on the market for listed securities of the London Stock Exchange. A and B shares are also admitted to trading on Euronext Amsterdam. A and B ADSs are listed on the New York Stock Exchange.

As at December 31, 2013, trusts and trust-like entities holding shares for the benefit of employee share plans of Shell held (directly and indirectly) 75.4 million shares of the Company with an aggregate market value of $2,717 million and an aggregate nominal value of €5.3 million.

180	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

SHAREHOLDER INFORMATION CONTINUED

SIGNIFICANT SHAREHOLDINGS

The Company’s A and B shares have identical voting rights, and accordingly the Company’s major shareholders do not have different voting rights.

Significant direct and indirect shareholdings

As at February 18, 2014, direct holdings of 3% or more of either class of the Company’s shares held by registered members representing the interests of underlying investors is given below.

DIRECT
	A shares		B shares		Total
	Number	%	Number	%	Number	%
BNY (Nominees) Limited	697,168,056	17.89	307,140,878	12.51	1,004,308,934	15.81
Chase Nominees Limited	42,502,744	1.09	174,848,541	7.12	217,351,285	3.42
Chase Nominees Limited (LEND)	32,741,688	0.84	76,078,852	3.10	108,820,540	1.71
Euroclear Nederland	1,797,703,040	46.12	14,071,113	0.57	1,811,774,153	28.52
Lynchwood Nominees Limited (2006420)	33,529,696	0.86	108,790,030	4.43	142,319,726	2.24
State Street Nominees Limited (OM02)	90,711,263	2.33	90,739,566	3.70	181,450,829	2.86
State Street Nominees Limited (OM04)	61,717,921	1.58	127,677,263	5.20	189,395,184	2.98

As at February 18, 2014, interests of investors with 3% or more of either class of the Company’s shares is given below.

INDIRECT
	A shares		B shares		Total
	Number	%	Number	%	Number	%
BlackRock, Inc.	209,864,059	5.38	183,165,880	7.46	393,029,939	6.19
The Capital Group Companies, Inc.	52,225,199	1.34	180,915,404	7.37	233,140,603	3.67

Notification of major shareholdings

During the year ended December 31, 2013, the Company was notified by the following investors of their interests in the Company’s shares pursuant to Disclosure and Transparency Rule 5.

INVESTOR
	A shares		B shares		Total
	Number	%	Number	%	Number	%
The Capital Group Companies, Inc.	82,965,789	2.20	236,071,657	9.04	319,037,446	4.99
The Capital Group Companies, Inc.	57,511,859	1.51	196,537,761	7.65	254,049,620	3.99
Legal & General Group plc	109,957,298	2.90	80,124,474	3.14	190,081,772	2.99

The Company received no notifications pursuant to Disclosure and Transparency Rule 5 in the period from December 31, 2013, to February 18, 2014 (being a date not more than one month prior to the date of the Company’s Notice of AGM 2014).

181	SHELL ANNUAL REPORT AND FORM 20-F 2013	SHAREHOLDER INFORMATION

DIVIDENDS

The following tables show the dividends on each class of share and each class of ADS for the years 2009-2013.

A AND B SHARES					$
	2013	2012	2011	2010	2009
Q1	0.45	0.43	0.42	0.42	0.42
Q2	0.45	0.43	0.42	0.42	0.42
Q3	0.45	0.43	0.42	0.42	0.42
Q4	0.45	0.43	0.42	0.42	0.42
Total announced in respect of the year	1.80	1.72	1.68	1.68	1.68

A SHARES					€ [A]
	2013	2012	2011	2010	2009
Q1	0.34	0.35	0.29	0.32	0.32
Q2	0.34	0.34	0.29	0.32	0.30
Q3	0.33	0.33	0.32	0.31	0.28
Q4	0.32	0.33	0.32	0.30	0.30
Total announced in respect of the year	1.34	1.35	1.22	1.25	1.21
Amount paid during the year	1.34	1.34	1.20	1.25	1.21
[A] Euro equivalent, rounded to the nearest euro cent.

B SHARES				PENCE [A]
	2013	2012	2011	2010	2009
Q1	28.99	27.92	25.71	27.37	28.65
Q2	28.67	27.08	25.77	26.89	25.59
Q3	27.51	26.86	27.11	26.72	25.65
Q4	26.88	28.79	26.74	25.82	26.36
Total announced in respect of the year	112.05	110.65	105.33	106.80	106.25
Amount paid during the year	113.96	108.60	104.41	107.34	107.86
[A] Sterling equivalent.

A AND B ADSs					$
	2013	2012	2011	2010	2009
Q1	0.90	0.86	0.84	0.84	0.84
Q2	0.90	0.86	0.84	0.84	0.84
Q3	0.90	0.86	0.84	0.84	0.84
Q4	0.90	0.86	0.84	0.84	0.84
Total announced in respect of the year	3.60	3.44	3.36	3.36	3.36
Amount paid during the year	3.56	3.42	3.36	3.36	3.32

182	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

SHAREHOLDER INFORMATION CONTINUED

HIGH, LOW AND YEAR-END SHARE PRICES

The following table shows the high, low and year-end prices of the Company’s registered ordinary shares:

■	of €0.07 nominal value on the London Stock Exchange;
■	of €0.07 nominal value on Euronext Amsterdam; and
■	in the form of ADSs on the New York Stock Exchange (ADSs do not have a nominal value).

ANNUAL SHARE PRICES
	Euronext Amsterdam A shares			New York Stock Exchange A ADSs
	High €	Low €	Year-end €	High $	Low $	Year-end $
2009	21.46	15.27	21.10	63.75	38.29	60.11
2010	25.28	19.53	24.73	68.54	49.16	66.78
2011	28.40	20.12	28.15	77.96	57.97	73.09
2012	29.18	24.30	25.98	74.51	60.62	68.95
2013	27.06	23.40	25.91	73.00	62.65	71.27
	London Stock Exchange B shares			New York Stock Exchange B ADSs
	High pence	Low pence	Year-end pence	High $	Low $	Year-end $
2009	1,897	1,315	1,812	62.26	37.16	58.13
2010	2,149	1,550	2,115	68.32	47.12	66.67
2011	2,476	1,768	2,454	78.75	58.42	76.01
2012	2,499	2,020	2,175	77.52	63.05	70.89
2013	2,375	2,070	2,280	75.18	65.02	75.11

QUARTERLY SHARE PRICES
	Euronext Amsterdam A shares		London Stock Exchange B shares		New York Stock Exchange A ADSs		New York Stock Exchange B ADSs
	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $
2012
Q1	29.18	26.07	2,499	2,187	74.51	68.36	77.52	69.46
Q2	27.12	24.30	2,286	2,020	72.07	60.62	74.19	63.05
Q3	28.99	26.53	2,384	2,170	73.96	66.51	76.13	69.04
Q4	27.32	25.29	2,271	2,093	70.61	64.17	72.67	66.25
2013
Q1	27.06	24.36	2,375	2,143	73.00	64.51	74.95	66.00
Q2	26.80	23.94	2,360	2,105	69.94	62.76	72.25	65.02
Q3	26.07	23.71	2,350	2,105	68.82	62.65	71.65	65.24
Q4	25.99	23.40	2,297	2,070	71.48	63.27	75.18	66.00

MONTHLY SHARE PRICES
	Euronext Amsterdam A shares		London Stock Exchange B shares		New York Stock Exchange A ADSs		New York Stock Exchange B ADSs
	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $
2013
September	24.88	24.14	2,189	2,117	66.56	64.37	70.08	67.00
October	25.67	23.40	2,297	2,070	70.19	63.27	73.49	66.00
November	25.33	24.21	2,220	2,109	68.47	65.04	71.46	67.57
December	25.99	24.00	2,283	2,083	71.48	65.58	75.18	68.29
2014
January	26.81	25.18	2,317	2,198	72.91	69.06	76.39	72.80
February	26.96	25.01	2,380	2,183	74.17	67.15	80.07	71.42

183	SHELL ANNUAL REPORT AND FORM 20-F 2013	SHAREHOLDER INFORMATION

METHOD OF HOLDING SHARES OR AN INTEREST IN SHARES

There are several ways in which Royal Dutch Shell plc registered shares or an interest in these shares can be held, including:

■	directly as registered shares either in uncertificated form or in certificated form in a shareholder’s own name;
■	indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act (“Wet giraal effectenverkeer”) is applicable);
■	through the Royal Dutch Shell Corporate Nominee; and
■	as a direct or indirect holder of either an A or a B ADS with the Depositary.

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

Fees paid by holders of ADSs

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. (See page 184.)

Reimbursements to the Company

The Bank of New York Mellon, as Depositary, has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the ADS programme. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay certain legal expenses and the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US Federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain costs associated with the AGM, investor relationship programmes and special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. From January 1, 2013, to February 18, 2014, the Company received $6,999,396.28 from the Depositary.

SCRIP DIVIDEND PROGRAMME

The Company has a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends, if approved by the Board. Only new A shares are issued under the programme, including to shareholders who hold B shares. Full details of the programme can be found at www.shell.com/dividend.

184	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

SHAREHOLDER INFORMATION CONTINUED

Persons depositing or withdrawing shares must pay:	For:
$5.00 or less per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including those resulting from a distribution of shares, rights or other property;
Cancellation of ADSs for the purpose of their withdrawal, including if the deposit agreement terminates;
Distribution of securities to holders of deposited securities by the Depositary to ADS registered holders.
Registration and transfer fees	Registration and transfer of shares on the share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); Converting foreign currency to US dollars.
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	As necessary.

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

Dividends paid on the dividend access share

There is no Dutch withholding tax on dividends on B shares or B ADSs provided that such dividends are paid on the dividend access share pursuant to the dividend access mechanism (see “Dividend access mechanism for B shares” on pages 70-71). Dividends paid on the dividend access share are treated as UK-source for tax purposes and there is no UK withholding tax on them. Also, under UK law, individual shareholders resident in the UK are entitled to a UK tax credit with dividends paid on the dividend access share. The amount of the UK tax credit is 10/90ths of the cash dividend; it is not repayable when it exceeds the individual’s UK tax liability. In 2013, all dividends with respect to B shares and B ADSs were paid on the dividend access share pursuant to the dividend access mechanism.

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

When Dutch withholding tax applies on dividends paid to UK tax-resident holders (that is, dividends on A shares or A ADSs, or on B shares or B ADSs that are not paid on the dividend access share pursuant to the dividend access mechanism), the dividend will typically be subject to withholding tax at a rate of 15%. Such UK tax-resident holder will be entitled to a credit (not repayable) for withholding tax against their UK tax liability. However, certain corporate shareholders are, subject to conditions, exempt from UK tax on dividends. Withholding tax suffered cannot be offset against such exempt dividends. Pension plans meeting certain defined criteria can, however, claim a full refund of the dividend tax withheld. Also, UK tax-resident corporate shareholders holding at least a 5% shareholding and meeting other defined criteria are exempted at source from dividend tax.

For shareholders who are tax-resident in any other country, the availability of a whole or partial exemption or refund of Dutch withholding tax is governed by Dutch tax law and/or the tax convention, if any, between the Netherlands and the country of the shareholder’s residence.

Scrip Dividend Programme

As mentioned on pages 61 and 183, the Company has a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash

185	SHELL ANNUAL REPORT AND FORM 20-F 2013	SHAREHOLDER INFORMATION

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

A gift of shares of a Dutch tax-resident company by an individual, who is not a resident or a deemed resident of the Netherlands, is generally not subject to Dutch gift tax.

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

FINANCIAL CALENDAR
Financial year ends	December 31, 2013
Announcements
Full year results for 2013	January 30, 2014
First quarter results for 2014	April 30, 2014
Second quarter results for 2014	July 31, 2014
Third quarter results for 2014	October 30, 2014

Dividend timetable
2013 Fourth quarter interim [A]
Announced	January 30, 2014
Ex-dividend date	February 12, 2014
Record date	February 14, 2014
Scrip reference share price announcement date	February 19, 2014
Closing date for scrip election and currency election [B]	February 28, 2014
Euro and sterling equivalents announcement date	March 7, 2014
Payment date	March 27, 2014

2014 First quarter interim
Announced	April 30, 2014
Ex-dividend date	May 14, 2014
Record date	May 16, 2014
Scrip reference share price announcement date	May 21, 2014
Closing date for scrip election and currency election [B]	June 2, 2014
Euro and sterling equivalents announcement date	June 10, 2014
Payment date	June 26, 2014

2014 Second quarter interim
Announced	July 31, 2014
Ex-dividend date	August 13, 2014
Record date	August 15, 2014
Scrip reference share price announcement date	August 20, 2014
Closing date for scrip election and currency election [B]	September 1, 2014
Euro and sterling equivalents announcement date	September 8, 2014
Payment date	September 25, 2014

2014 Third quarter interim
Announced	October 30, 2014
Ex-dividend date	November 12, 2014
Record date	November 14, 2014
Scrip reference share price announcement date	November 19, 2014
Closing date for scrip election and currency election [B]	November 28, 2014
Euro and sterling equivalents announcement date	December 5, 2014
Payment date	December 22, 2014

Annual General Meeting	May 20, 2014

[A] The Directors do not propose to recommend any further distribution in respect of 2013.

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

186	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

SECTION 13(r) OF THE US SECURITIES EXCHANGE ACT OF 1934 DISCLOSURE

In accordance with our General Business Principles and Code of Conduct, Shell seeks to comply with all applicable international trade laws including applicable sanctions and embargoes.

The activities listed below have been conducted outside the USA by non-US Shell subsidiaries. For the disclosure below, amounts have been converted into US dollars at the average or spot exchange rate, as appropriate. We do not believe that any of the transactions or activities listed below violated US sanctions.

In 2010, we ceased all of our Upstream commercial activities and suspended new business development in Iran, as a direct consequence of the international sanctions imposed on the country.

In 2013, we closed our small representative office in Iran. A total of $701 was paid to the Iranian Embassy in the Netherlands for costs associated with closing our legal entities in Iran. In the future, it is likely that additional payments associated with the anticipated closing of all legal entities in Iran will be required.

During 2013, local payments made in connection with our small representative office and the closing of all legal entities were transacted through Bank Karafarin, where we maintain accounts. All payments were made in local currency.

In connection with staff employed in Iran in 2013, as well as a small number of Iranian expatriates working elsewhere, we paid $330,791 in social security and other payroll taxes to the Iranian government. By the end of September 2013, no local staff remained on Shell payroll and the expatriates had either left Shell’s service or were employed on revised terms that do not require Shell to pay Iranian social security or other payroll taxes.

In 2013, we paid $7,416 for electricity, telecommunications and water to the following suppliers: Mobile Telecommunication Company of Iran, Tehran Electrical Distribution Company, Tehran Province Water and Wastewater, and Telecommunication Company of Tehran. All such payments ceased with the payment of final invoices following the closure of the representative office. In addition, we made a payment of $121 to Bank Karafarin for three gift vouchers for local staff. Additionally, some employees received reimbursement totalling approximately $3,562 for visa costs and exit fees associated with their travels to Iran in 2013.

We filed tax returns for the 2012 and 2013 fiscal years through local accountants and made related payments of corporate and withholding taxes to the government of Iran amounting to $95,361. The local accountants will file nil tax returns on behalf of the closed entities for the 2014 fiscal year.

None of the above activities generated gross revenue or net profit in 2013. However, our cash deposits in Bank Karafarin (balance of $2.9 million at December 31, 2013) generated non-taxable interest income of $1.0 million.

Payments to the Iranian Civil Aviation Authority for the clearance of overflight permits for Shell Aircraft over Iranian airspace amounted to $33,475 during 2013. There was no gross revenue or net profit associated with these transactions. On occasion, our aircraft may be routed over Iran and therefore these payments may continue in the future.

In Downstream, through Shell’s retail credit cards activities, we provided retail services in 2013 to the following Iranian diplomatic missions in France: Délégation permanente de la République islamique d’Iran auprès de l’UNESCO and Ambassade Republique Islamique. Sales to these missions were paid for using credit cards issued by Shell through a third-party reseller. Associated with these sales, Shell’s revenue on supplies to the reseller amounted to some $91,000 with a net profit of approximately $6,000 in 2013. The reseller has now terminated its contracts with Iranian diplomatic missions. Also, through Shell’s retail credit card activities, we provided retail services directly to the following diplomatic missions: Botschaft der Islamischen Republik Iran and Permanent Mission of the Islamic Republic of Iran, in Austria; the Generalkonsulat der Islamischen Republic Iran in Germany; Consulate General of the Islamic Republic of Iran, in Hong Kong, China; Iráni Nagykövetség, in Hungary; Embassy of the Islamic Republic of Iran, in Malaysia; and Mission Permanente d’Iran, in Switzerland. In 2013, these activities generated a gross revenue of $32,739 and a net profit of $724. All of these contractual agreements were terminated in 2013. Through Shell’s retail credit cards activities, we also provided retail services in Switzerland to Naftiran Intertrade Co. (NICO) Sàrl. In 2013, this activity generated a gross revenue of $2,603 and a net profit of $148. This contract was also terminated in 2013.

At December 31, 2013, we have approximately $2,429 million payable to, and $12 million receivable from, the National Iranian Oil Company. The amount of the payable increased by $93 million during 2013 as a result of currency movements and was not due to any change in the value of the underlying balances. We are unable to settle the payable position as a result of applicable sanctions. The amount of the receivable has increased as a result of work to complete our 2013 disclosure, during which we established that the amount reported for 2012 was understated by $1 million.

187	SHELL ANNUAL REPORT AND FORM 20-F 2013	INDEX TO THE EXHIBITS

INDEX TO THE EXHIBITS

Exhibit No.	Description	Page
1.1	Memorandum of Association of Royal Dutch Shell plc, together with a special resolution of Royal Dutch Shell plc dated May 18, 2010, (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form F-3 (No. 333-177588) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on October 28, 2011).
1.2	Articles of Association of Royal Dutch Shell plc, together with a special resolution of Royal Dutch Shell plc dated May 18, 2010, (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form F-3 (No. 333-177588) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on October 28, 2011).
2	Dividend Access Trust Deed (incorporated by reference to Exhibit 2 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2007).
4.2	Shell Provident Fund Regulations and Trust Agreement (incorporated by reference to Exhibit 4.7 to the Post-Effective Amendment to Registration Statement on Form S-8 (No. 333-126715) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on June 18, 2007).
4.3	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.3 to the Annual Report for the fiscal year ended December 31, 2005, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2006).
4.4	Senior Debt Securities Indenture dated June 27, 2006, among Shell International Finance B.V., as issuer, Royal Dutch Shell plc, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-3 (No. 333-126726) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on July 20, 2005, amended from then to be dated as of June 27, 2006, and with the parties signatures).
4.5	Form of contract of employment for Executive Directors.	E1
4.6	Form of Letter of appointments for Non-executive Directors (incorporated by reference to Exhibits 4.5–4.11 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the Securities and Exchange Commission on March 13, 2007).
7.1	Calculation of Ratio of Earnings to Fixed Charges.	E7
7.2	Calculation of Return on Average Capital Employed (ROACE) (incorporated by reference to page 51 herein).
7.3	Calculation of gearing (incorporated by reference to page 21 and Note 15 to the Consolidated Financial Statements on page 120 herein).
8	Significant Shell subsidiaries as at December 31, 2013.	E8
12.1	Section 302 Certification of Royal Dutch Shell plc.	E10
12.2	Section 302 Certification of Royal Dutch Shell plc.	E11
13.1	Section 906 Certification of Royal Dutch Shell plc.	E12
99.1	Consent of PricewaterhouseCoopers LLP, London.	E13
99.2	Consent of PricewaterhouseCoopers CI LLP, Jersey, Channel Islands, relating to the Royal Dutch Shell Dividend Access Trust.	E14

188	SHELL ANNUAL REPORT AND FORM 20-F 2013	REPORTS.SHELL.COM

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.

Royal Dutch Shell plc

/s/ Ben van Beurden

Ben van Beurden
Chief Executive Officer
March 12, 2014

## REGISTERED OFFICE

Royal Dutch Shell plc
Shell Centre
London SE1 7NA
United Kingdom

Registered in England and Wales
Company number 4366849
Registered with the Dutch Trade Register
under number 34179503

## HEADQUARTERS

## SHAREHOLDER RELATIONS

Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
+31 (0)70 377 1365
+31 (0)70 377 4088
+31 (0)70 377 3953 (fax)
or
Royal Dutch Shell plc
Shell Centre
London SE1 7NA
United Kingdom
+44 (0)20 7934 3363
+44 (0)20 7934 7515 (fax)

royaldutchshell.shareholders@shell.com
www.shell.com/shareholder

## INVESTOR RELATIONS

Royal Dutch Shell plc
PO Box 162
2501 AN The Hague
The Netherlands
+31 (0)70 377 4540
or
Shell Oil Company
Investor Relations
150 N Dairy Ashford
Houston, TX 77079
USA
+1 713 241 1042

ir-europe@shell.com
ir-usa@shell.com
www.shell.com/investor

## SHARE REGISTRATION

Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
United Kingdom
0800 169 1679 (UK)
+44 (0)121 415 7073
+44 (0)1903 833 113 (fax)

For online information about your holding and to change the way you receive your company documents:
www.shareview.co.uk

## AMERICAN DEPOSITARY SHARES (ADSs)

BNY Mellon Shareowner Services
PO Box 30170
College Station, TX 77842-3170
USA

Overnight correspondence to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
USA
+1 888 737 2377 (USA)
+1 201 680 6825 (international)

shrrelations@bnymellon.com
www.mybnymdr.com

## REPORT ORDERING

order@shell.com

Annual Report/20-F service for US residents
+1 888 301 0504

Designed by Conran Design Group
Printed by Tuijtel under ISO 14001

**All our reports are available at http://reports.shell.com**

- Comprehensive financial information on our activities throughout 2013
- Detailed operational information including maps
- Report on our progress in contributing to sustainable development

**Download our apps at www.shell.com/mobile_and_apps**

- Company news
- Interactive stories about innovation
- Service-station locations

**Check our latest news**

- Follow @Shell on Twitter
- www.facebook.com/shell