Form 20-F
period 2014-12-31
Royal Dutch Shell plc
filed 2015-03-12
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Outstanding as of December 31, 2014:

3,867,361,824 A ordinary shares with a nominal value of €0.07 each.

2,427,675,757 B ordinary shares with a nominal value of €0.07 each.

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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	☑ Yes	☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).	☑ Yes	☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:		U.S. GAAP ☐
International Financial Reporting Standards as issued by the International Accounting Standards Board.	☑	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.	Item 17 ☐	Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐ Yes	☑ No

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

Royal Dutch Shell plc

Carel van Bylandtlaan 30

2596 HR, The Hague, The Netherlands

Attn: Michiel Brandjes

CONTENTS

01
INTRODUCTION
01	Form 20-F
02	Cross reference to Form 20-F
04	Terms and abbreviations
05	About this Report

06
STRATEGIC REPORT
06	Chairman’s message
07	Chief Executive Officer’s review
09	Business overview
11	Risk factors
15	Strategy and outlook
16	Market overview
18	Summary of results
20	Performance indicators
22	Selected financial data
23	Upstream
40	Downstream
47	Corporate
48	Liquidity and capital resources
52	Environment and society
56	Our people

58
GOVERNANCE
58	The Board of Royal Dutch Shell plc
61	Senior Management
62	Directors’ Report
65	Corporate governance
76	Audit Committee Report
79	Directors’ Remuneration Report

99
FINANCIAL STATEMENTS AND SUPPLEMENTS
99	Consolidated Financial Statements
142	Supplementary information – oil and gas (unaudited)
160	Parent Company Financial Statements
171	Royal Dutch Shell Dividend Access Trust Financial Statements

179
ADDITIONAL INFORMATION
179	Shareholder information
185	Section 13(r) of the US Securities Exchange Act of 1934 disclosure
186	Non-GAAP measures reconciliations
187	Exhibits

Cover photo

The photo shows a Shell employee at Shell Technology Centre Amsterdam (STCA). STCA has played a key role in Shell’s technological developments for more than 100 years. It comprises 80,000 square metres of laboratories, test facilities, workshops and offices. STCA’s work is vital for delivering affordable energy with less environmental impact.

Designed by Conran Design Group

Typeset by RR Donnelley

Printed by Tuijtel under ISO 14001

02	INTRODUCTION
	CROSS REFERENCE TO FORM 20-F	SHELL ANNUAL REPORT AND FORM 20-F 2014

CROSS REFERENCE TO FORM 20-F

Part I			Pages
Item 1.	Identity of Directors, Senior Management and Advisers		N/A
Item 2.	Offer Statistics and Expected Timetable		N/A
Item 3.	Key Information
	A.	Selected financial data	22, 181
	B.	Capitalisation and indebtedness	50, 51
	C.	Reasons for the offer and use of proceeds	N/A
	D.	Risk factors	11-14
Item 4.	Information on the Company
	A.	History and development of the company	9, 15,18, 23-30, 32, 40-42, 179, 186
	B.	Business overview	9-21, 23-47, 52-57, 142-150, 158-159, 185
	C.	Organisational structure	9, E2-E3
	D.	Property, plant and equipment	15, 18-19, 23-46, 52-56, 142-159
Item 4A.	Unresolved Staff Comments		N/A
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	10-14, 18-47, 131-136
	B.	Liquidity and capital resources	15, 18-19, 23-24, 32, 40-42, 48-51, 70, 114-115, 123-126, 131-136, 166, 177-178
	C.	Research and development, patents and licences, etc.	10, 64, 112
	D.	Trend information	9-10, 15-21, 23-26, 40-46
	E.	Off-balance sheet arrangements	51
	F.	Tabular disclosure of contractual obligations	51
	G.	Safe harbour	51
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	58-61, 66-67
	B.	Compensation	81-90
	C.	Board practices	58-60, 62-81, 90, 97
	D.	Employees	56, 140
	E.	Share ownership	57, 81-98, 115-116, 137, 179
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	74-75, 179-180
	B.	Related party transactions	63, 113, 122, 140-141, 169-170, 178
	C.	Interests of experts and counsel	N/A
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	48-51, 99-141, 160-178
	B.	Significant changes	64
Item 9.	The Offer and Listing
	A.	Offer and listing details	182
	B.	Plan of distribution	N/A
	C.	Markets	179
	D.	Selling shareholders	N/A
	E.	Dilution	N/A
	F.	Expenses of the issue	N/A
Item 10.	Additional Information
	A.	Share capital	49, 57, 64, 86-88, 109, 136-137, 164, 167-169, 176, 179
	B.	Memorandum and articles of association	71-75
	C.	Material contracts	N/A
	D.	Exchange controls	184
	E.	Taxation	184-185
	F.	Dividends and paying agents	62, 71-73, 179, 183, back cover
	G.	Statement by experts	N/A
	H.	Documents on display	5
	I.	Subsidiary information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		70-71, 111-117, 122, 131-136, 167, 177-178
Item 12.	Description of Securities Other than Equity Securities		179, 183-184

	INTRODUCTION	03
SHELL ANNUAL REPORT AND FORM 20-F 2014	CROSS REFERENCE TO FORM 20-F

Part II		Pages
Item 13.	Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15.	Controls and Procedures	70-71, 105, 173, E4-E5
Item 16.	[Reserved]
Item 16A.	Audit committee financial expert	65, 76
Item 16B.	Code of Ethics	66
Item 16C.	Principal Accountant Fees and Services	78, 141, 170, 178
Item 16D.	Exemptions from the Listing Standards for Audit Committees	65
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	50
Item 16F.	Change in Registrant’s Certifying Accountant	N/A
Item 16G.	Corporate Governance	65-66
Item 16H.	Mine Safety Disclosure	N/A

Part III		Pages
Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	99-141, 160-178
Item 19.	Exhibits	187, E1-E8

04	INTRODUCTION
	TERMS AND ABBREVIATIONS	SHELL ANNUAL REPORT AND FORM 20-F 2014

TERMS AND ABBREVIATIONS

CURRENCIES
$	US dollar
€	euro
£	sterling

UNITS OF MEASUREMENT
acre	approximately 0.004 square kilometres
b(/d)	barrels (per day)
boe(/d)	barrels of oil equivalent (per day); natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel
kboe(/d)	thousand barrels of oil equivalent (per day); natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel
MMBtu	million British thermal units
mtpa	million tonnes per annum
per day	volumes are converted to a daily basis using a calendar year
scf(/d)	standard cubic feet (per day)

PRODUCTS
GTL	gas to liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids

MISCELLANEOUS
ADS	American Depositary Share
AGM	Annual General Meeting
API	American Petroleum Institute
CCS	carbon capture and storage
CCS earnings	earnings on a current cost of supplies basis
CO2	carbon dioxide
DBP	Deferred Bonus Plan
EMTN	euro medium-term note
EPS	earnings per share
GAAP	generally accepted accounting principles
HSSE	health, safety, security and environment
IAS	International Accounting Standard
IFRS	International Financial Reporting Standard(s)
IPIECA	the global oil and gas industry association for environmental and social issues
LTIP	Long-term Incentive Plan
OGP	International Association of Oil & Gas Producers
OML	oil mining lease
OPEC	Organization of the Petroleum Exporting Countries
PSC	production-sharing contract
PSP	Performance Share Plan
R&D	research and development
REMCO	Remuneration Committee
SEC	US Securities and Exchange Commission
TRCF	total recordable case frequency
TSR	total shareholder return
WTI	West Texas Intermediate

	INTRODUCTION	05
SHELL ANNUAL REPORT AND FORM 20-F 2014	ABOUT THIS REPORT

ABOUT THIS REPORT

The Royal Dutch Shell plc Annual Report and Form 20-F (this Report) serves as the Annual Report and Accounts in accordance with UK requirements and as the Annual Report on Form 20-F as filed with the US Securities and Exchange Commission (SEC) for the year ended December 31, 2014, for Royal Dutch Shell plc (the Company) and its subsidiaries (collectively referred to as Shell). This Report presents the Consolidated Financial Statements of Shell (pages 106-141), the Parent Company Financial Statements of Shell (pages 162-170) and the Financial Statements of the Royal Dutch Shell Dividend Access Trust (pages 174-178). Cross references to Form 20-F are set out on pages 2-3 of this Report.

Financial reporting terms used in this Report are in accordance with International Financial Reporting Standards (IFRS). The Consolidated Financial Statements comprise the financial statements of the Company and its subsidiaries. “Subsidiaries” and “Shell subsidiaries” refer to those entities over which the Company has control, either directly or indirectly. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively, and entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”.

In addition to the term “Shell”, in this Report “we”, “us” and “our” are also used to refer to the Company and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interests.

Except as otherwise specified, the figures shown in the tables in this Report are in respect of subsidiaries only, without deduction of any non-controlling interest. However, the term “Shell share” is used for convenience to refer to the volumes of hydrocarbons that are produced, processed or sold through subsidiaries, joint ventures and associates. All of a subsidiary’s production, processing or sales volumes (including the share of joint operations) are included in the Shell share, even if Shell owns less than 100% of the subsidiary. In the case of joint ventures and associates, however, Shell-share figures are limited only to Shell’s entitlement. In all cases, royalty payments in kind are deducted from the Shell share.

The financial statements contained in this Report have been prepared in accordance with the provisions of the Companies Act 2006 and with IFRS as adopted by the European Union. As applied to the financial statements, there are no material differences from IFRS as issued by the International Accounting Standards Board (IASB); therefore, the financial statements have been prepared in accordance with IFRS as issued by the IASB. IFRS as defined above includes interpretations issued by the IFRS Interpretations Committee.

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

DOCUMENTS ON DISPLAY

Documents concerning the Company, or its predecessors for reporting purposes, which are referred to in this Report have been filed with the SEC and may be examined and copied at the public reference facility maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549, USA. For further information on the operation of the public reference room and the copy charges, call the SEC at 1-800-SEC-0330. All of the SEC filings made electronically by Shell are available to the public on the SEC website at www.sec.gov (commission file number 001-32575). This Report is also available, free of charge, at www.shell.com/annualreport or at the offices of Shell in The Hague, the Netherlands and London, United Kingdom. Copies of this Report also may be obtained, free of charge, by mail.

06	STRATEGIC REPORT
	CHAIRMAN’S MESSAGE	SHELL ANNUAL REPORT AND FORM 20-F 2014

STRATEGIC REPORT

CHAIRMAN’S MESSAGE

The energy landscape has fundamentally transformed in the nearly nine years that I have served as Chairman.

Technological advances have enabled a surge in gas and oil production from deep beneath the ocean and unlocked important new shale resources over the last few years, for example.

Shell plans to continue to invest in innovative technology, talented people and the development of new energy sources that will be vital to meet rising long-term demand, while limiting carbon emissions.

But the short-term outlook for energy markets is uncertain.

The International Monetary Fund (IMF) estimates that the world economy grew by 3.3% in 2014, unchanged from 2013. In January 2015, the IMF revised its forecast for 2015 down from 3.8% to 3.5%, pointing to concerns over the Russian and eurozone economies, combined with slowing growth in China.

Concerns over economic growth, coupled with buoyant global oil production, drove a decline in crude oil prices during the second half of 2014, ending a three-year spell of relatively high prices. Although the Brent crude oil price averaged $99 per barrel in 2014, down from $109 in 2013, it ended the year at $55.

Shell will continue to look carefully at how and where to allocate capital in an economic environment that remains fragile.

A sustained period of low oil prices could, of course, challenge the economics of some of our planned projects and make them less attractive. But we must continue to take a long-term view in a world where energy demand continues to rise.

ROBUST STRATEGY

In 2014, our steps to improve capital discipline helped deliver solid returns to shareholders. We delivered strong cash flow for the year and also completed our programme of divesting some parts of our portfolio ahead of schedule and before oil prices fell in the second half of the year.

Our strong balance sheet allows us to continue to invest, despite short-term price volatility, while our emphasis on employing innovative technologies will help make our new projects competitive sources of supply.

Many new energy resources will be needed in the longer term. Global primary energy demand could grow by 37% from 2012 to 2040, according to the International Energy Agency (IEA).

The IEA expects renewable energy to meet an increasing share of global energy needs. But its central scenario, which takes into account existing government commitments and plans, points to a 14% rise in oil consumption and a 55% rise in gas consumption by 2040.

Gas will be increasingly in demand partly because of the important role it can play in reducing carbon emissions when replacing coal, particularly in power plants.

Becoming the most competitive and innovative gas supplier has been a clear strategic goal for Shell throughout my time as Chairman, especially in liquefied natural gas (LNG), which is now central to the global trade in gas. Shell has evolved from being predominantly an oil producer to a company that produces more gas than oil.

We are building a large floating LNG production facility, called Prelude, which will help access gas resources in remote waters. Prelude is one example of the technological advances we are making to help meet future demand.

Our deep-water technology is another. It enabled us to start production in 2014 at major projects in the Gulf of Mexico and off the coasts of Malaysia and Nigeria.

Through our joint venture Raízen in Brazil, we are also now one of the world’s largest producers of low-carbon biofuel.

CLIMATE CHANGE

It is clear that new technologies will be needed to tackle climate change effectively. For example, carbon capture and storage (CCS) technology to store carbon dioxide (CO2) safely underground could substantially reduce the amount of CO2 emitted in energy production at lower cost than many other technologies.

But widespread government and industry support is needed to ensure that enough CCS plants are built around the world to make a substantial contribution to the wider drive to reduce CO2.

All sectors of society must work together to combat climate change effectively. One vital and pressing step is to set up effective systems for putting a price on carbon emissions. It is an efficient way to encourage companies to change their activities in ways that have a deep and lasting impact on emissions.

I was encouraged to hear at the United Nations (UN) Climate Summit in New York in September 2014 that the need for effective carbon pricing systems had broad support. I hope that significant progress can be made on this at the crucial UN Climate Change Conference in Paris in December 2015.

INNOVATION AND INNOVATORS

I have had the privilege of working with many talented, creative and forward-thinking people at Shell. Their focus on developing innovative ways to produce and refine new energy resources should benefit our shareholders and customers in the years ahead by keeping our products competitive in any economic environment.

Perhaps the best example is the Pearl gas-to-liquids (GTL) complex in Qatar. The final decision to go ahead with the project was taken at the first Board meeting I chaired in 2006. Back then, there was some scepticism, outside Shell at least, about the project’s ambitious scope and viability as a major investment.

We proved the sceptics wrong. Today we know that a GTL project on this scale, it is the largest such plant in the world, does work. Watching Pearl develop and seeing its products now benefiting customers around the world has been one of the most rewarding experiences during my time at Shell.

Pearl’s success underscores the importance of continuing our strategy of making disciplined investments in key projects and new technologies. This is how we can compete more effectively on the global stage as we continue to create value for our customers, partners and investors.

Jorma Ollila

Chairman

	STRATEGIC REPORT	07
SHELL ANNUAL REPORT AND FORM 20-F 2014	CHIEF EXECUTIVE OFFICER’S REVIEW

CHIEF EXECUTIVE OFFICER’S REVIEW

After my first year as Chief Executive Officer, I am pleased to see that we are delivering on our three key priorities of improved financial performance, enhanced capital efficiency and continued strong project delivery.

We have come a long way. Shell’s earnings on a current cost of supplies basis attributable to shareholders improved in 2014 compared with 2013, largely thanks to our prudent investment strategy and delivery of major new projects around the world.

We achieved these better results despite the fall in oil prices during the second half of 2014, a decline mainly caused by plentiful supply and weak global demand.

Our improved operational performance, prudent spending and sales of assets that are not central to our strategy helped us enter this period of low oil prices from a position of strength.

But there is still work to be done. I want to see more competitive performance across Shell in 2015 and beyond.

We continued our focus on safety, but sadly five people working for Shell in 2014 lost their lives. There was also an explosion at our Moerdijk chemical plant in the Netherlands, but thankfully it caused no serious injuries.

Tragically, we lost four colleagues and eight of their family members in the Malaysia Airlines disaster over Ukraine in July. That was a deeply saddening experience for all.

2014 MILESTONES

For 2014, our earnings on a current cost of supplies basis attributable to shareholders were $19 billion, which included impairments of $5 billion and gains on divestments of $2 billion, compared with $17 billion in 2013, which included impairments of $4 billion. Net cash flow from operating activities rose to $45 billion from $40 billion in 2013.

We reduced our capital investment from $46 billion in 2013 to $37 billion.

Underlining our ongoing commitment to shareholder returns, we distributed $12 billion to shareholders in dividends, including those taken as shares under our Scrip Dividend Programme, and spent $3 billion on share repurchases in 2014. This compares with $11 billion of dividends and $5 billion of share repurchases in 2013.

Our Upstream earnings rose from 2013 to 2014, reflecting improved operational performance and the start of production from new deep-water projects. These included Gumusut-Kakap in Malaysia, which is expected to produce up to 135 thousand barrels per day of oil equivalent (boe/d) and the 40 thousand boe/d Bonga North West development off the coast of Nigeria. We also began production from the Cardamom and Olympus platforms in the Gulf of Mexico. However, production from new projects was more than offset by the expiry of a licence in Abu Dhabi and the impact of asset sales. Our oil and gas production averaged 3.1 million boe/d in 2014, 4% less than in 2013.

The integration of the Repsol liquefied natural gas (LNG) businesses acquired in January helped boost our LNG sales to 24 million tonnes, up 22% on 2013.

It was a good year for our exploration drive, with 10 notable discoveries. The resources we uncovered – including in the USA, Gabon and Malaysia – could be important sources of gas and oil for decades to come.

We continued to streamline our Downstream operations, selling most of our businesses in Australia and Italy, for example. While there is some growth potential in businesses such as chemicals, lubricants and in China, we continue to look for opportunities to reduce our costs and optimise our Downstream portfolio.

PRUDENT PATH OF GROWTH

The fall in oil prices in 2014 was part of the volatility our industry has always faced. But it underlined the importance of being selective in our investments and keeping a tight grip on costs.

Divestments, together with the initial public offering in Shell Midstream Partners, L.P., generated $15 billion in proceeds in 2014. They included shale oil and gas interests in North America and downstream businesses in several countries, meeting our target for 2014-15 well ahead of schedule. We plan to continue to divest assets in 2015.

To improve returns and control costs during this period of low prices, we have also reduced our potential spending on organic growth by $15 billion for 2015-2017. For example, together with our partners Qatar Petroleum, we have decided not to proceed with the proposed Al Karaana petrochemicals project in Qatar because it is too costly in the current environment.

We expect organic capital investment to be lower in 2015 than 2014 levels of around $35 billion. But we want to preserve our growth to ensure we continue to generate cash flow and dividends for our shareholders. That is why we are still planning to invest in economically-sound projects this year in key growth areas, such as deep water and LNG.

Clearly, we do not want to miss future growth opportunities simply because they may seem unaffordable in the low oil price world we see today.

However, in this period of economic uncertainty, we also need to remain cautious and are prepared to curb spending further if warranted by the evolving market outlook.

STRONG LONG-TERM DEMAND

In the long term, we expect demand for energy to continue to rise as populations and prosperity increase. Billions of people across the developing world need better access to energy to improve their lives.

We expect the global energy supply mix to evolve significantly in the decades ahead with gas, the cleanest-burning fossil fuel, becoming more widely used for power generation. While we expect renewables such as wind, solar and biofuels to play an increasing role, oil and gas will be vital to meet the considerable expected increase in energy demand.

At the same time, the need to tackle climate change requires effective policies that help meet the world’s energy needs while significantly reducing carbon dioxide (CO2) emissions.

Facilities to capture and store CO2 should be a key part of the global solution. Our Quest project to capture and safely store CO2 from a Canadian oil sands facility is expected to be completed in 2015. We are also planning a carbon capture and storage (CCS) facility at the Peterhead gas-fired power plant in the UK.

08	STRATEGIC REPORT
	CHIEF EXECUTIVE OFFICER’S REVIEW	SHELL ANNUAL REPORT AND FORM 20-F 2014

CHIEF EXECUTIVE OFFICER’S REVIEW CONTINUED

Effective carbon-pricing systems are needed. They can drive a shift from coal- to gas-fired power generation, encourage greater energy efficiency and create the frameworks for the widespread use of CCS.

In the shorter term, the world economy is going through a period of relatively slow growth. There is no change in the long-term outlook for energy demand, however, as the global population rises and living standards improve.

We will continue our strategy of strengthening our position as a leader in the oil and gas industry while supplying energy in a responsible way.

By stepping up our drive to improve our financial performance and continuing to invest in good projects and opportunities, we are working hard to add more value for our shareholders.

This may mean making tough choices during a testing time for the energy industry. But it will help Shell deliver where it matters – the bottom line. I am determined that we can and will combine the disciplined pursuit of efficiency today with a vision of long-term sustainability which will secure our leadership role in the decades to come.

Ben van Beurden

Chief Executive Officer

	STRATEGIC REPORT	09
SHELL ANNUAL REPORT AND FORM 20-F 2014	BUSINESS OVERVIEW

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

ACTIVITIES

Shell is one of the world’s largest independent oil and gas companies in terms of market capitalisation, operating cash flow and production. We aim for strong operational performance and productive investments around the world.

We explore for oil and gas worldwide, both from conventional fields and from sources such as tight rock, shale and coal formations.

We work to develop new oil and gas supplies from major fields. For example, in 2014 we began production from the Gumusut-Kakap deep-water project in Malaysia, the Mars B and Cardamom developments in the deep-water Gulf of Mexico, USA, and the Bonga North West project off the coast of Nigeria. We also invest in expanding our integrated gas business. For example, in January 2014, we acquired a part of Repsol S.A.’s liquefied natural gas (LNG) portfolio, including supply positions in Peru and Trinidad and Tobago.

Our portfolio of refineries and chemical plants enables us to capture value from the oil and gas that we produce. Furthermore, we are a leading biofuel producer and fuel retailer in Brazil, through our Raízen joint venture. We have a strong retail position not only in the major industrialised countries, but also in developing countries. The distinctive Shell pecten, (a trademark in use since the early part of the 20th century), and trademarks in which the word Shell appears, help raise the profile of our brand globally. A strong patent portfolio underlies the technology that we employ in our various businesses. In total, Shell has more than 15,000 granted patents and pending patent applications.

10	STRATEGIC REPORT
	BUSINESS OVERVIEW	SHELL ANNUAL REPORT AND FORM 20-F 2014

BUSINESS OVERVIEW CONTINUED

BUSINESSES AND ORGANISATION

Upstream International

Our Upstream International business manages Shell’s Upstream activities outside the Americas. It explores for and recovers crude oil, natural gas and natural gas liquids, transports oil and gas, and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream International also manages the LNG and GTL businesses outside the Americas, and markets and trades natural gas, including LNG, outside the Americas. It manages its operations primarily by line of business, with this structure overlaying country organisations. This organisation is supported by activities such as Exploration and New Business Development.

Upstream Americas

Our Upstream Americas business manages Shell’s Upstream activities in North and South America. It explores for and recovers crude oil, natural gas and natural gas liquids, transports oil and gas and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream Americas also extracts bitumen from oil sands that is converted into synthetic crude oil. It manages the LNG business in the Americas, including assets in Peru and Trinidad and Tobago acquired in 2014. It also markets and trades natural gas in the Americas. Additionally, it manages the US-based wind business. It manages its operations by line of business, supported by activities such as Exploration and New Business Development.

Downstream

Our Downstream business manages Shell’s refining and marketing activities for oil products and chemicals. These activities are organised into globally managed classes of business. Refining includes manufacturing, supply and shipping of crude oil. Marketing sells a range of products including fuels, lubricants, bitumen and liquefied petroleum gas (LPG) for home, transport and industrial use. Chemicals produces and markets petrochemicals for industrial customers, including the raw materials for plastics, coatings and detergents. Downstream also trades Shell’s hydrocarbons and other energy-related products, supplies the Downstream businesses and provides shipping services. Additionally, Downstream oversees Shell’s interests in alternative energy (including biofuels but excluding wind).

Projects & Technology

Our Projects & Technology organisation manages the delivery of Shell’s major projects and drives research and innovation to create technology solutions. It provides technical services and technology capability covering both Upstream and Downstream activities. It is also responsible for providing functional leadership across Shell in the areas of safety and environment, contracting and procurement, and for all wells activities and CO2 management.

SEGMENTAL REPORTING

Our reporting segments are Upstream, Downstream and Corporate. Upstream combines the operating segments Upstream International and Upstream Americas. Upstream and Downstream earnings include their respective elements of Projects & Technology and of trading activities. Corporate comprises Shell’s holdings and treasury organisation, including its self-insurance activities as well as its headquarters and central functions. See Note 2 to the “Consolidated Financial Statements”.

REVENUE BY BUSINESS SEGMENT (INCLUDING INTER-SEGMENT SALES)	$ MILLION

	2014	2013	2012
Upstream
Third parties	45,240	47,357	43,431
Inter-segment	47,059	45,512	51,119
Total	92,299	92,869	94,550
Downstream

Third parties	375,752	403,725	423,638
Inter-segment	2,294	702	772
Total	378,046	404,427	424,410
Corporate
Third parties	113	153	84
Total	113	153	84

REVENUE BY GEOGRAPHICAL AREA (EXCLUDING INTER-SEGMENT SALES)	$ MILLION

	2014	%	2013	%	2012	%
Europe	154,709	36.7	175,584	38.9	184,223	39.4
Asia, Oceania, Africa	149,869	35.6	157,673	34.9	156,310	33.5
USA	70,813	16.8	72,552	16.1	91,571	19.6
Other Americas	45,714	10.9	45,426	10.1	35,049	7.5
Total	421,105	100.0	451,235	100.0	467,153	100.0

RESEARCH AND DEVELOPMENT

Innovative technology provides ways for Shell to stand apart from its competitors. It helps our current businesses perform, and it makes future businesses possible.

Since 2007, we have spent more to research and develop innovative technology than any other international oil and gas company. In 2014, research and development (R&D) expenses were $1,222 million, slightly down from $1,318 million in 2013 and $1,307 million in 2012.

Such levels of investment in R&D enable us to advance technologies that help us access new resources and better meet the needs of our customers and partners. This includes: seismic processing and visualisation software that reveal previously unnoticed geological details; drilling-rig equipment that delivers wells more quickly and more safely; oil-recovery methods that increase production from fields; processes that refine crude oil and liquefy natural gas more efficiently; as well as fuel and lubricant formulations that perform better.

As in 2014, in 2015 we continue to focus strongly on technologies that support our various businesses and reduce the environmental footprint of our operations and products.

	STRATEGIC REPORT	11
SHELL ANNUAL REPORT AND FORM 20-F 2014	RISK FACTORS

RISK FACTORS

The risks discussed below could have a material adverse effect separately, or in combination, on our operational performance, earnings, cash flows and financial condition. Accordingly, investors should carefully consider these risks.

We are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

Prices of crude oil, natural gas, oil products and chemicals are affected by supply and demand, both globally and regionally. Moreover, prices for oil and gas can move independently from each other. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, conflicts, economic conditions and actions by major oil-producing countries. Price fluctuations could have a material effect on our business, including on our cash flows and earnings. For example, in a low oil and gas price environment, Shell would generate less revenue from its Upstream production, and as a result some long-term projects might become less profitable, or even incur losses. Additionally, low oil and gas prices could result in the debooking of proved oil or gas reserves, if they become uneconomic in this type of environment. Prolonged periods of low oil and gas prices, or rising costs, could result in projects being delayed or cancelled and/or in the impairment of some assets. They may also impact our ability to maintain our long-term investment programme. In a high oil and gas price environment, we could experience sharp increases in costs, and under some production-sharing contracts our entitlement to proved reserves would be reduced. Higher prices could also reduce demand for our products which might result in lower profitability, particularly in our Downstream business.

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and, ultimately, the accuracy of our price assumptions.

Shell reviews the oil and gas price assumptions it uses to evaluate project decisions and commercial opportunities on a periodic basis. We generally test projects and other opportunities against a long-term price range of $70-110 per barrel for Brent crude oil and $3.5-5.0 per million British thermal units for gas at the Henry Hub. While we believe our current long-term price assumptions are prudent, if such assumptions proved to be incorrect it could have a material adverse effect on Shell. For near-term planning purposes, we stress test the financial framework against a wider range of prices.

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

Shell subsidiaries, joint ventures and associates are subject to differing economic and financial market conditions throughout the world. Political or economic instability affects such markets. Shell uses debt instruments such as bonds and commercial paper to raise significant amounts of capital. Should our access to debt markets become more difficult, the potential impact on our liquidity could have an adverse effect on our operations. Commodity trading is an important component of our Upstream and Downstream businesses and is integrated with our supply business. Treasury and trading risks include, among others, exposure to movements in interest rates, foreign exchange rates and commodity prices, counterparty default and various operational risks. As a global company doing business in more than 70 countries, we are exposed to changes in currency values and exchange controls. While we undertake some currency hedging, we do not do so for all of our activities. See Notes 6 and 19 to the “Consolidated Financial Statements”. Shell has significant financial exposure to the euro and could be materially affected by a significant change in its value or any structural changes to the European Union (EU) or the European Economic and Monetary Union affecting the euro. While we do not have significant direct exposure to sovereign debt, it is possible that our partners and customers may have exposure which could impair their ability to meet their obligations to us. Therefore, a sovereign debt downgrade or default could have a material adverse effect on Shell.

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

In 2014, we have reduced our tight-gas and liquids-rich shale portfolio. If future well results do not meet our expectations, there could be additional asset sales and/or impairments.

OIL AND GAS PRODUCTION AVAILABLE FOR SALE	MILLION BOE [A]

	2014	2013	2012
Shell subsidiaries	895	850	825
Shell share of joint ventures and associates	229	318	369
Total	1,124	1,168	1,194

[A] Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

PROVED DEVELOPED AND UNDEVELOPED OIL AND GAS RESERVES [A][B] (AT DECEMBER 31)	MILLION BOE [C]

	2014	2013	2012
Shell subsidiaries	10,181	10,835	9,873
Shell share of joint ventures and associates	2,900	3,109	3,701
Total	13,081	13,944	13,574
Attributable to non-controlling interest [D]	11	12	18
Attributable to Royal Dutch Shell plc shareholders	13,070	13,932	13,556

[A] We manage our total proved reserves base without distinguishing between proved reserves from subsidiaries and those from joint ventures and associates.

[B] Includes proved reserves associated with future production that will be consumed in operations.

[C] Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

[D] Proved reserves attributable to non-controlling interest in Shell subsidiaries.

12	STRATEGIC REPORT
	RISK FACTORS	SHELL ANNUAL REPORT AND FORM 20-F 2014

RISK FACTORS CONTINUED

An erosion of our business reputation would have a negative impact on our brand, our ability to secure new resources and our licence to operate.

Shell is one of the world’s leading energy brands, and its brand and reputation are important assets. The Shell General Business Principles (Principles) govern how Shell and its individual companies conduct their affairs, and the Shell Code of Conduct (Code) instructs employees and contractors on how to behave in line with the Principles. Our challenge is to ensure that all employees and contractors, more than 100,000 in total, comply with these Principles and Code. Failure – real or perceived – to follow these Principles, or other real or perceived failures of governance or regulatory compliance, could harm our reputation. This could impact our licence to operate, damage our brand, harm our ability to secure new resources and limit our ability to access the capital markets. Many other factors may impact our reputation, including those discussed in several of the other risk factors.

Our future performance depends on the successful development and deployment of new technologies.

Technology and innovation are essential to Shell to meet the world’s energy demands in a competitive way. If we do not develop the right technology, do not have access to it or do not deploy it effectively, the delivery of our strategy and our licence to operate may be adversely affected. We operate in environments where the most advanced technologies are needed. While these technologies are regarded as safe for the environment with today’s knowledge, there is always the possibility of unknown or unforeseeable environmental impacts that could harm our reputation, licence to operate or expose us to litigation or sanctions.

Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.

In the future, in order to help meet the world’s energy demand, we expect our production to rise and more of our production to come from higher energy-intensive sources than at present. Therefore, it is expected that both the CO2 intensity of our production, as well as our absolute Upstream CO2 emissions, will increase as our business grows. Examples of such developments are our in-situ Peace River project and our oil sands activities in Canada. Additionally, as production from Iraq increases, we expect that CO2 emissions from flaring will rise as long as no gas gathering systems are in place. We continue to work with our partners to find ways to capture the gas that is flared. Over time, we expect that a growing share of our CO2 emissions will be subject to regulation and result in increasing our costs. Furthermore, continued and increased attention to climate change, including activities by non-governmental and political organisations, as well as more interest by the broader public, is likely to lead to additional regulations designed to reduce greenhouse gas emissions. If we are unable to find economically viable, as well as publicly acceptable, solutions that reduce our CO2 emissions for new and existing projects or products, we may experience additional costs, delayed projects, reduced production and reduced demand for hydrocarbons.

The nature of our operations exposes the communities in which we work and us to a wide range of health, safety, security and environment risks.

The health, safety, security and environment (HSSE) risks to which we are potentially exposed cover a wide spectrum, given the geographic range, operational diversity and technical complexity of Shell’s daily operations. We have operations, including oil and gas production, transport and shipping of hydrocarbons, and refining, in difficult geographies or climate zones, as well as environmentally sensitive regions, such as the Arctic or maritime environments, especially in deep water. These and other operations expose the communities in which we work and us to the risk, among others, of major process safety incidents, effects of natural disasters, earth tremors, social unrest, personal health and safety lapses, and crime. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in injuries, loss of life, environmental harm, disruption to business activities and, depending on their cause and severity, material damage to our reputation, exclusion from bidding on mineral rights and eventually loss of licence to operate. In certain circumstances, liability could be imposed without regard to Shell’s fault in the matter. Requirements governing HSSE matters often change and are likely to become more stringent over time. The operator could be asked to adjust its future production plan, as we have seen in the Netherlands, impacting production and costs. We could incur significant additional costs in the future complying with such requirements or as a result of violations of, or liabilities under, HSSE laws and regulations, such as fines, penalties, clean-up costs and third-party claims.

Shell mainly self-insures its risk exposures.

Shell insurance subsidiaries provide hazard insurance coverage to Shell entities. While from time to time the insurance subsidiaries may seek reinsurance for some of their risk exposures, such reinsurance would not provide any material coverage in the event of an incident like BP Deepwater Horizon. Similarly, in the event of a material environmental incident, there would be no material proceeds available from third-party insurance companies to meet Shell’s obligations.

A further erosion of the business and operating environment in Nigeria would adversely impact Shell.

In our Nigerian operations we face various risks and adverse conditions, some of which deteriorated during 2014. These risks and conditions include: security issues surrounding the safety of our people, host communities and operations; sabotage and theft; our ability to enforce existing contractual rights; litigation; limited infrastructure; potential legislation that could increase our taxes or costs of operations; the impact of lower oil and gas prices on the government budget; and regional instability created by militant activities. The Nigerian government is contemplating new legislation to govern the petroleum industry which, if passed into law, would likely have a significant adverse impact on Shell’s existing and future activities in that country.

We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to laws and regulations. In addition, Shell and its joint ventures and associates face the risk of litigation and disputes worldwide.

Developments in politics, laws and regulations can – and do – affect our operations. Potential developments include: forced divestment of assets; expropriation of property; cancellation or forced renegotiation of contract rights; additional taxes including windfall taxes, restrictions on deductions and retroactive tax claims; trade controls; local content requirements; foreign exchange controls; and changing environmental regulations and disclosure requirements. In our Upstream activities these developments can and do affect land tenure, re-writing of leases, entitlement to produced hydrocarbons, production rates, royalties and pricing. Parts of our Downstream activities are subject to price controls in some countries. From time to time, cultural and political factors play a role in unprecedented and unanticipated judicial outcomes that could adversely affect Shell. If we do not comply with policies and regulations, this may result in regulatory investigations, litigation and ultimately sanctions.

Certain governments and regulatory bodies have, in the opinion of Shell, exceeded their constitutional authority by attempting unilaterally to amend or cancel existing agreements or arrangements; by failing to honour existing contractual commitments; and by seeking to adjudicate disputes between private litigants. Additionally, certain governments have adopted laws and regulations that could potentially force us to violate other countries’ laws and regulations, thus potentially subjecting us to both criminal and civil sanctions.

	STRATEGIC REPORT	13
SHELL ANNUAL REPORT AND FORM 20-F 2014	RISK FACTORS

Our operations expose us to social instability, civil unrest, terrorism, piracy, acts of war and risks of pandemic diseases that could have an adverse impact on our business.

As seen in recent years in Nigeria, north Africa and the Middle East, social and civil unrest, both in the countries in which we operate and elsewhere, can – and does – affect Shell. Such potential developments that could impact our business include acts of political or economic terrorism, acts of piracy on the high seas, conflicts including war, civil unrest (including disruptions by non-governmental and political organisations), and local security concerns that threaten the safe operation of our facilities and transport of our products. The risks of pandemic diseases, such as Ebola, can impact our operations directly and indirectly. If such risks materialise, they could result in injuries and disruption to business activities.

We rely heavily on information technology systems for our operations.

The operation of many of our business processes depends on the availability of information technology (IT) systems. Our IT systems are increasingly concentrated in terms of geography, number of systems, and key contractors supporting the delivery of IT services. Shell, like many other multinational companies, is the target of attempts to gain unauthorised access through the internet to our IT systems, including more sophisticated and coordinated attempts often referred to as advanced persistent threats. Shell seeks to detect and investigate all such security incidents, aiming to prevent their recurrence. Disruption of critical IT services, or breaches of information security, could have adverse consequences for Shell.

We have substantial pension commitments, whose funding is subject to capital market risks.

Liabilities associated with defined benefit plans can be significant, as can the cash funding of such plans; both depend on various assumptions. Volatility in capital markets, and the resulting consequences for investment performance and interest rates, may result in significant changes to the funding level of future liabilities. In case of a shortfall, Shell might be required to make substantial cash contributions, depending on the applicable local regulations. See Note 17 to the “Consolidated Financial Statements”.

The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible.

The estimation of proved oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. Estimates may change because of new information from production or drilling activities, or changes in economic factors, including changes in the price of oil or gas and changes in the taxation or regulatory policies of host governments or other events. Estimates may also be altered by acquisitions and divestments, new discoveries, and extensions of existing fields and mines, as well as the application of improved recovery techniques. Published proved oil and gas reserves estimates may also be subject to correction due to errors in the application of published rules and changes in guidance. Any downward adjustment would indicate lower future production volumes and may lead to impairment of some assets.

Many of our major projects and operations are conducted in joint arrangements or associates. This may reduce our degree of control, as well as our ability to identify and manage risks.

In cases where we are not the operator we have limited influence over, and control of, the behaviour, performance and costs of operation of such joint arrangements or associates. Despite not having control, we could still be exposed to the risks associated with these operations, including reputational, litigation (where joint and several liability may apply) and government sanction risks. For example, our partners or members of a joint arrangement or an associate (particularly local partners in developing countries) may not be able to meet their financial or other obligations to the projects, threatening the viability of a given project.

Violations of antitrust and competition law carry fines and expose us and/or our employees to criminal sanctions and civil suits.

Antitrust and competition laws apply to Shell and its joint ventures and associates in the vast majority of countries in which we do business. Shell and its joint ventures and associates have been fined for violations of antitrust and competition law. These include a number of fines in the past by the European Commission Directorate-General for Competition (DG COMP). Due to the DG COMP’s fining guidelines, any future conviction of Shell and its joint ventures or associates for violation of EU competition law could result in significantly larger fines. Violation of antitrust laws is a criminal offence in many countries, and individuals can be either imprisoned or fined. Furthermore, it is now common for persons or corporations allegedly injured by antitrust violations to sue for damages.

Violations of anti-bribery and corruption law and anti-money laundering law carry fines and expose us and/or our employees to criminal sanctions and civil suits.

In 2010, Shell agreed to a Deferred Prosecution Agreement (DPA) with the US Department of Justice (DOJ) for violations of the Foreign Corrupt Practices Act (FCPA), which arose in connection with its use of the freight-forwarding firm Panalpina. In November 2013, following Shell’s fulfilment of the terms of the DPA, the criminal charges filed in connection with the DPA were dismissed. Shell’s ethics and compliance programme was enhanced during the DPA and remains in full force and effect. Any violations of the FCPA or other relevant anti-bribery and corruption legislation or anti-money laundering legislation could have a material adverse effect on the Company.

Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

Data protection laws apply to Shell and its joint ventures and associates in the vast majority of countries in which we do business. Over 100 countries have data protection laws and regulations. Additionally, the impending EU Data Privacy Regulation proposes to increase penalties up to a maximum of 5% of global annual turnover for breach of the regulation. Non-compliance with data protection laws could expose Shell to regulatory investigations, which may result in fines and penalties. Shell could also be subject to litigation from persons or corporations allegedly affected by data protection violations. Violation of data protection laws is a criminal offence in some countries, and individuals can be either imprisoned or fined.

14	STRATEGIC REPORT
	RISK FACTORS	SHELL ANNUAL REPORT AND FORM 20-F 2014

RISK FACTORS CONTINUED

Violations of trade controls, including sanctions, expose us and our employees to criminal sanctions and civil suits.

We use “trade controls” as an umbrella term for various national and international laws designed to regulate the movement of items across national boundaries and restrict or prohibit trade and other dealings with certain parties. The number and breadth of trade controls faced by Shell continues to expand. For example, the EU and the USA continue to impose restrictions and prohibitions on certain transactions involving Iran and Syria. Additional trade controls directed at defined oil and gas activities in Russia were imposed by the EU and the USA in 2014. In addition to the significant trade control programmes administered by the EU and the USA, many other nations are also adopting such programmes. Any violation of one or more trade control regimes may lead to significant penalties or prosecution of Shell or its employees.

We execute acquisitions and divestments in the pursuit of our strategy. A number of risks impact the success of such acquisitions and divestments.

Acquisitions may not succeed due to reasons such as difficulties in integrating activities and realising synergies, outcomes varying from key assumptions, host governments reacting or responding in a different manner from that envisaged, or liabilities and costs being underestimated. Any of these would reduce our ability to realise the expected benefits. We may not be able to successfully divest non-core assets at acceptable prices, resulting in increased pressure on our cash position. In the case of divestments, we may be held liable for past acts, failures to act or liabilities that are different from those foreseen. We may also face liabilities if a purchaser fails to honour all of its commitments.

Investors should also consider the following, which might limit shareholder remedies.

The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This might limit shareholder remedies.

Our Articles of Association generally require that all disputes between our shareholders in such capacity and the Company or our subsidiaries (or our Directors or former Directors), or between the Company and our Directors or former Directors, be exclusively resolved by arbitration in The Hague, the Netherlands, under the Rules of Arbitration of the International Chamber of Commerce. Our Articles of Association also provide that, if this provision is for any reason determined to be invalid or unenforceable, the dispute may only be brought to the courts of England and Wales. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions. See “Corporate governance”.

	STRATEGIC REPORT	15
SHELL ANNUAL REPORT AND FORM 20-F 2014	STRATEGY AND OUTLOOK

STRATEGY AND OUTLOOK

STRATEGY

Our strategy seeks to reinforce our position as a leader in the oil and gas industry, while helping to meet global energy demand in a responsible way. We aim to balance growth with returns, by growing our cash flow and delivering competitive returns through economic cycles, to finance a competitive dividend and fund investment for future growth. Safety and environmental and social responsibility are at the heart of our activities.

Intense competition exists for access to upstream resources and to new downstream markets. But we believe that our technology, project delivery capability and operational excellence will remain key differentiators for our businesses. We expect over 80% of our capital investment in 2015 to be in our Upstream businesses.

In Upstream, we focus on exploration for new liquids and natural gas reserves and on developing major new projects where our technology and know-how add value to the resources holders.

In Downstream, we focus on turning crude oil into a range of refined products, which are moved and marketed around the world for domestic, industrial and transport use. In addition, we produce and sell petrochemicals for industrial use worldwide.

We focus on a series of strategic themes, each requiring distinctive technologies and risk management:

■	Our upstream and downstream “engines” are strongly cash-generative, mature businesses, which will underpin our financial performance to at least the end of this decade. We only make investments in selective growth positions and apply Shell’s distinctive technology and operating performance to extend the productive lives of our assets and to enhance their profitability.
■	Our growth priorities follow two strategic themes: integrated gas and deep water. These will provide our medium-term growth and we expect them to become core engines in the future. We utilise Shell’s technological know-how and global scale to unlock highly competitive resources positions.
■	Our longer-term strategic themes are “resource plays” such as shale oil and gas as well as “future opportunities”, including the Arctic, Iraq, Kazakhstan, Nigeria and heavy oil, where we believe large reserves positions could potentially become available, with the pace of development driven by market and local operating conditions, as well as the regulatory environment.

Meeting the growing demand for energy worldwide in ways that minimise environmental and social impact is a major challenge for the global energy industry. We aim to improve energy efficiency in our own operations, support customers in managing their energy demands and continue to research and develop technologies that increase efficiency and reduce emissions in liquids and natural gas production.

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

OUTLOOK

We continuously seek to improve our operating performance, with an emphasis on health, safety and environment, asset performance and operating costs. For 2015, we will continue to focus on the three key priorities set out in 2014: improving our financial performance, enhancing our capital efficiency and continuing our focus on project delivery.

In 2015, we expect organic capital investment to be lower than 2014 levels of around $35 billion. We are considering further reductions to capital investment should the evolving market outlook warrant that step, but are aiming to retain growth potential for the medium term. Asset sales are a key element of our strategy, improving our capital efficiency by focusing our investment on the most attractive growth opportunities. Proceeds from sales of non-strategic assets in 2014, and from the initial public offering in Shell Midstream Partners, L.P., totalled $15 billion, successfully completing our divestment programme for 2014-2015. The completed divestment programme will result in various production and tax effects in 2015. We also expect higher levels of downtime in 2015, especially in Upstream and Chemicals, driven by increased maintenance activities. We will continue the initiatives started in 2014, which are expected to improve our North America resource plays and Oil Products businesses. We have new initiatives underway in 2015 that are expected to improve our upstream engine and resource plays outside the Americas. The focus of these initiatives will be on the profitability of our portfolio and growth potential.

Shell has built up a substantial portfolio of project options for future growth. This portfolio has been designed to capture energy price upside and manage Shell’s exposure to industry challenges from cost inflation and political risk. Today’s lower oil prices are creating opportunities to reduce our own costs and to take costs out of the supply chain.

The statements in this “Strategy and outlook” section, including those related to our growth strategies and our expected or potential future cash flow from operations, capital investment, divestment proceeds and production, are based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. See “About this Report” and “Risk factors”.

16	STRATEGIC REPORT
	MARKET OVERVIEW	SHELL ANNUAL REPORT AND FORM 20-F 2014

MARKET OVERVIEW

GLOBAL ECONOMIC GROWTH

According to the International Monetary Fund’s (IMF) January 2015 World Economic Outlook, global economic growth was 3.3% in 2014, unchanged from 2013. The IMF estimated that the eurozone’s gross domestic product (GDP) grew by 0.8% in 2014 compared with a contraction of 0.5% in 2013, US growth was 2.4%, up from 2.2% in 2013, while Chinese growth slowed from 7.8% in 2013 to 7.4%. The average GDP growth rate for emerging markets and developing economies fell to 4.4%, compared with 4.7% in 2013.

Growth in 2014 fell short of the IMF’s forecast of 3.7% made at the beginning of 2014. Harsh winter weather in the first quarter weighed on US growth for the year, Japan’s growth was hampered by a substantial increase in value added tax in the second quarter, while the eurozone’s return to growth has been slow. Meanwhile, growth has slowed in important markets such as China, Russia and Brazil.

The IMF expects global economic growth to rise to 3.5% in 2015, but that would still be less than the annual average of 3.9% for the previous 10 years.

GLOBAL OIL AND GAS DEMAND AND SUPPLY

Reflecting the economic conditions described above, global oil demand rose by 0.7% (0.6 million barrels per day (b/d)) in 2014, according to the International Energy Agency’s (IEA) January 2015 Oil Market Report. The IEA repeatedly revised down its oil demand growth estimate for the year from 1.4 million b/d in early 2014. Demand grew in emerging economies, while remaining almost flat in advanced economies.

On the non-OPEC supply side, the US Energy Information Administration reported another year of continued supply growth in the Lower 48 US states: in 2014 supply grew by some 1 million b/d year-on-year. As a consequence of somewhat reduced demand growth and strong non-OPEC supply growth, oil prices fell from about $110 per barrel (/b) in mid-2014 to $75/b just ahead of the November OPEC meeting at which the members decided to maintain their production at 30 million b/d, rather than to reduce their production to balance non-OPEC supply growth. The market interpreted this decision as an increased risk of oversupply and oil prices further declined to lows of around $54/b in December.

We estimate that global gas demand grew by about 1% in 2014, similar to growth in 2013, which is much lower than the average annual growth rate of about 2.5% in the past decade. A combination of unusually mild weather, except in the USA, a decline in natural gas production and weak global economic growth led to a lower rate of demand growth in most regions. We believe that most of the growth in demand was in China and the USA, driven by their power generation and industrial sectors. European gas demand has weakened over the last few years and this trend is likely to have continued in 2014, according to gas industry association Eurogas.

CRUDE OIL AND NATURAL GAS PRICES

The following table provides an overview of the main crude oil and natural gas price markers that Shell is exposed to:

OIL AND GAS AVERAGE INDUSTRY PRICES [A]
	2014	2013	2012
Brent ($/b)	99	109	112
West Texas Intermediate ($/b)	93	98	94
Henry Hub ($/MMBtu)	4.3	3.7	2.8
UK National Balancing Point (pence/therm)	50	68	60
Japan Customs-cleared Crude ($/b)	108	110	115

[A] Yearly average prices are based on daily spot prices. The 2014 average price for Japan Customs-cleared Crude excludes December data.

The Brent crude oil price, an international crude-oil benchmark, traded in a range of $54-115/b in 2014, ending the year at $55/b. Both the Brent and the West Texas Intermediate (WTI) average crude oil prices for 2014 were lower than in 2013, as a result of demand growth being outpaced by continued non-OPEC supply growth, in particular in North America.

WTI continued to trade at a discount to Brent, and followed the Brent price trajectory. The discount narrowed compared with 2013 after an expansion in pipeline capacity helped improve access for refineries on the US Gulf Coast to WTI that is delivered to the landlocked Cushing, Oklahoma, trading hub.

Looking ahead, substantial price volatility can be expected in the short to medium term. Oil prices may strengthen if the global economy accelerates, or if supply tightens as a result of a deceleration in non-OPEC production growth due to current price weakness, in particular US light tight oil, or if supply disruptions occur in major producing countries. Alternatively, oil prices may weaken further if economic growth slows or production continues to rise.

Unlike crude oil pricing, which is global in nature, gas prices vary significantly from region to region. In the USA, the natural gas price at the Henry Hub averaged $4.3 per million British thermal units (MMBtu) in 2014, 16% higher than in 2013, and traded in a range of $2.7-7.9/MMBtu. The year began with one of the coldest winters on record and Henry Hub average monthly gas prices peaked in February at $5.8/MMBtu. But robust growth in gas production and normal weather in the summer led to a steep decline in prices from a high of $4.7/MMBtu in mid-June to $3.8/MMBtu by the end of July. An early cold snap caused a price spike to $4.4/MMBtu in mid-November, but it had fallen to $3.0/MMbtu by the end of the year.

In Europe, gas prices fell. In the UK, the average price at the UK National Balancing Point was 21% lower than in 2013. In continental Europe, price decreases at the main gas trading hubs in Belgium, Germany and the Netherlands were similar to those at the UK National Balancing Point. Lower prices reflected milder than expected weather and improved supplies of LNG on the global market. The dominance of oil-indexed gas pricing is decreasing in continental Europe, with many natural gas contracts now including spot market pricing as a major component.

We also produce and sell natural gas in regions where supply, demand and regulatory circumstances differ markedly from those in the USA or Europe. Long-term contracted LNG prices in Asia-Pacific are predominantly indexed to the price of Japan Customs-cleared Crude (JCC). In Japan, LNG import contracts have historically been indexed to the JCC benchmark.

We see growing demand for LNG in China, India, the Middle East, South America and South-east Asia. In these markets, LNG supply is offered on term and spot bases. North American export projects have been offering future gas supply linked to US Henry Hub prices.

CRUDE OIL AND NATURAL GAS PRICES FOR INVESTMENT EVALUATION

The range of possible future crude oil and natural gas prices used in project and portfolio evaluations by Shell is determined after an assessment of short-, medium- and long-term price drivers under different sets of assumptions. Historical analysis, trends and statistical volatility are considered in this assessment, as are analyses of possible future economic conditions, geopolitics, actions by OPEC, production costs and the balance of supply and demand. Sensitivity analyses are used to test the impact of low-price drivers, such as economic weakness, and high-price drivers, such as strong economic growth and low investment in new production capacity. Short-term events, such as

	STRATEGIC REPORT	17
SHELL ANNUAL REPORT AND FORM 20-F 2014	MARKET OVERVIEW

relatively warm winters or cool summers affect demand. Supply disruptions, due to weather or political instability, contribute to price volatility.

We expect oil and gas prices to remain volatile. For the purposes of making investment decisions, generally we test the economic performance of long-term projects against price ranges of $70-110/b for Brent crude oil and $3.5-5.0/MMBtu for gas at the Henry Hub. As part of our normal business practice, the range of prices used for this purpose is subject to review and change, and was last confirmed in the fourth quarter of 2014. See “Risk factors”.

REFINING AND PETROCHEMICAL MARKET TRENDS

Industry refining margins were higher on average in 2014 than in 2013 in the key refining hubs of the USA and Singapore, and were little changed in Europe. In particular, margins improved in the USA where increased domestic crude oil and natural gas production lowered oil acquisition costs (relative to international prices). Some demand growth, especially around the summer driving season in the USA, also contributed to higher US Gulf Coast margins. In 2015, increased demand for middle distillates is expected to be a key driver of refining margins, supported by demand for gasoline in the middle of the year. However, the overall outlook remains unclear because of continuing economic uncertainty, geopolitical tensions in some regions that could lead to supply disruptions and overcapacity in the global refining market.

In Chemicals, industry naphtha cracker margins increased from 2013, particularly in Asia where there was less cracker capacity available. US ethane cracker margins were high relative to naphtha cracker margins in other regions due to ample ethane supply. The outlook for petrochemicals for 2015 is dependent on the growth of the global economy, especially in Asia, and developments in raw material prices.

18	STRATEGIC REPORT
	SUMMARY OF RESULTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

SUMMARY OF RESULTS

INCOME FOR THE PERIOD	$ MILLION

	2014	2013	2012
Earnings by segment [A]
Upstream	15,841	12,638	22,244
Downstream	3,411	3,869	5,382
Corporate	(156)	372	(203)
Total segment earnings [A]	19,096	16,879	27,423
Attributable to non-controlling interest	(55)	(134)	(259)
Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders	19,041	16,745	27,164
Current cost of supplies adjustment [A]	(4,366)	(353)	(463)
Non-controlling interest	199	(21)	11
Income attributable to Royal Dutch Shell plc shareholders	14,874	16,371	26,712
Non-controlling interest	(144)	155	248
Income for the period	14,730	16,526	26,960

[A] See Note 2 to the “Consolidated Financial Statements”. Segment earnings are presented on a current cost of supplies basis.

EARNINGS 2014-2012

Global realised liquids prices were 8% lower in 2014 than in 2013. Global realised natural gas prices were 6% lower than in 2013, with a 20% increase in the Americas and an 11% decrease outside the Americas.

Oil and gas production available for sale in 2014 was 3,080 thousand barrels of oil equivalent per day (boe/d), compared with 3,199 thousand boe/d in 2013. Liquids production was down 4% and natural gas production decreased by 4% compared with 2013. Excluding the impact of divestments, the Abu Dhabi licence expiry, production-sharing contract price effects and security impacts in Nigeria, production volumes in 2014 increased by 2% compared with 2013.

Realised refining margins in 2014 were significantly higher overall and higher in all regions apart from the US West Coast compared with 2013. The increase was driven by operational improvements and a stronger margin environment in most regions.

Earnings on a current cost of supplies basis (CCS earnings) attributable to shareholders in 2014 were 14% higher than in 2013, which in turn were 38% lower than in 2012. Segment earnings are presented on this basis.

CCS earnings exclude the effect of changes in the oil price on inventory valuation, as the purchase price of the volumes sold during a period is based on the current cost of supplies during the same period, after making allowance for the tax effect. Accordingly, when oil prices increase during the period, CCS earnings are likely to be lower than earnings calculated on a first-in first-out (FIFO) basis. Similarly, in a period with declining oil prices, CCS earnings are likely to be higher than earnings calculated on a FIFO basis. This explains why 2014 CCS earnings were $4,366 million higher than earnings calculated on a FIFO basis (2013: $353 million higher; 2012: $463 million higher).

Upstream earnings in 2014 were $15,841 million, compared with $12,638 million in 2013 and $22,244 million in 2012. The 25% increase from 2013 to 2014 was mainly driven by increased contributions from liquids production volumes from both the start-up of new high-margin deep-water projects and improved operational performance, higher divestment gains, lower exploration expenses, primarily driven by fewer well write-offs, increased contributions from Trading and lower impairment charges. These effects were partially offset by the impact of declining oil prices and higher depreciation (excluding impairments). The 43% decrease from 2012 to 2013 reflected higher depreciation charges (partly driven by impairments), lower divestment gains, higher exploration expenses (mainly driven by well write-offs), higher operating expenses and lower liquids and LNG realisations. Earnings in 2013 were also impacted by a deterioration in the operating environment in Nigeria and the impact of the weakening Australian dollar on a deferred tax liability. These effects were partly offset by the contribution of our Pearl GTL plant in Qatar and higher gas price realisations in the Americas, together with net tax gains in 2013 compared with net tax charges and higher decommissioning provisions in 2012.

Downstream earnings in 2014 were $3,411 million compared with $3,869 million in 2013 and $5,382 million in 2012. The 12% decrease from 2013 to 2014 reflected significantly higher charges for impairment which were partially offset by higher realised refining margins, higher earnings from Trading and Supply and lower costs (mainly as a result of divestments). The 28% decrease from 2012 to 2013 reflected significantly lower realised refining margins and higher charges for impairment, partly offset by higher contributions from Chemicals and Trading.

Corporate earnings in 2014 were a loss of $156 million, compared with a gain of $372 million in 2013 and a loss of $203 million in 2012. Compared with 2013, Corporate earnings in 2014 reflected lower tax credits, higher net interest expense and adverse currency exchange rate effects. Compared with 2012, earnings in 2013 were higher mainly due to a tax credit, the recharge to the business segments of certain costs and lower net interest expense, partly offset by adverse currency exchange rate effects.

NET CAPITAL INVESTMENT AND GEARING

Net capital investment was $23.9 billion, 46% lower than in 2013. This was driven by higher proceeds from divestments and lower capital investment (see “Non-GAAP measures reconciliations”).

Gearing was 12.2% at the end of 2014, compared with 16.1% at the end of 2013, as a result of a significant increase in cash and cash equivalents (driven by the lower net capital investment), combined with a 2% increase in total debt and a 5% decrease in equity.

PROVED RESERVES AND PRODUCTION

Shell subsidiaries’ and the Shell share of joint ventures and associates’ estimated net proved oil and gas reserves are summarised in “Upstream” and set out in more detail in “Supplementary information – oil and gas (unaudited)”.

	STRATEGIC REPORT	19
SHELL ANNUAL REPORT AND FORM 20-F 2014	SUMMARY OF RESULTS

In 2014, Shell added 301 million boe of proved reserves before taking production into account, of which 271 million boe were from Shell subsidiaries and 30 million boe were from the Shell share of joint ventures and associates. These additions were positively impacted by lower commodity prices (44 million boe) and negatively impacted by sales that exceeded purchases (274 million boe).

In 2014, total oil and gas production available for sale was 1,124 million boe. An additional 40 million boe was produced and consumed in operations. Production available for sale from subsidiaries was 895 million boe with an additional 30 million boe consumed in operations. The Shell share of the production available for sale of joint ventures and associates was 229 million boe with an additional 10 million boe consumed in operations.

Accordingly, after taking production into account, there was a decrease of 863 million boe in proved reserves, comprising a decrease of 654 million boe from subsidiaries and a decrease of 209 million boe from the Shell share of joint ventures and associates.

KEY ACCOUNTING ESTIMATES AND JUDGEMENTS

Refer to Note 3 to the “Consolidated Financial Statements” for a discussion of key accounting estimates and judgements.

LEGAL PROCEEDINGS

Refer to Note 25 to the “Consolidated Financial Statements” for a discussion of legal proceedings.

20	STRATEGIC REPORT
	PERFORMANCE INDICATORS	SHELL ANNUAL REPORT AND FORM 20-F 2014

PERFORMANCE INDICATORS

KEY PERFORMANCE INDICATORS

Total shareholder return
2014 -3.0%	2013 8.6%

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

Net cash from operating activities ($ billion)
2014 45	2013 40

Net cash from operating activities is the total of all cash receipts and payments associated with our sales of oil, gas, chemicals and other products. The components that provide a reconciliation from income for the period are listed in the “Consolidated Statement of Cash Flows”. This indicator reflects Shell’s ability to generate cash for both investment and distribution to shareholders.

Project delivery
2014 83%	2013 88%

Project delivery reflects Shell’s capability to complete major projects on time and within budget on the basis of targets set in the annual Business Plan. The set of projects consists of at least 20 Shell-operated capital projects that are in the execution phase (post final investment decision).

Production available for sale (thousand boe/d)
2014 3,080	2013 3,199

Production is the sum of all average daily volumes of unrefined oil and natural gas produced for sale by Shell subsidiaries and Shell’s share of those produced for sale by joint ventures and associates. The unrefined oil comprises crude oil, natural gas liquids, synthetic crude oil and bitumen. The gas volume is converted to equivalent barrels of oil to make the summation possible. Changes in production have a significant impact on Shell’s cash flow.

Equity sales of liquefied natural gas (million tonnes)
2014 24.0	2013 19.6

Equity sales of liquefied natural gas (LNG) is a measure of the operational performance of Shell’s Upstream business and LNG market demand.

Refinery and chemical plant availability
2014 92.1%	2013 92.5%

Refinery and chemical plant availability is the weighted average of the actual uptime of plants as a percentage of their maximum possible uptime. The weighting is based on the capital employed adjusted for cash and non-current liabilities. It excludes downtime due to uncontrollable factors, such as hurricanes. This indicator is a measure of the operational excellence of Shell’s Downstream manufacturing facilities.

Total recordable case frequency (injuries per million working hours)
2014 0.99	2013 1.15

Total recordable case frequency (TRCF) is the number of staff or contractor injuries requiring medical treatment or time off for every million hours worked. It is a standard measure of occupational safety.

	STRATEGIC REPORT	21
SHELL ANNUAL REPORT AND FORM 20-F 2014	PERFORMANCE INDICATORS

ADDITIONAL PERFORMANCE INDICATORS

Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders ($ million)
2014 19,041	2013 16,745

Earnings per share on a current cost of supplies basis ($)
2014 3.02	2013 2.66

Earnings on a current cost of supplies basis (CCS earnings) attributable to Royal Dutch Shell plc shareholders is the income for the period, adjusted for the after-tax effect of oil-price changes on inventory and non-controlling interest. CCS earnings per share is calculated by dividing CCS earnings attributable to shareholders by the average number of shares outstanding. See “Summary of results” and Note 2 to the “Consolidated Financial Statements”.

Net capital investment ($ million)
2014 23,899	2013 44,303

Net capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as net cash used in investing activities as reported in the “Consolidated Statement of Cash Flows” plus exploration expense, excluding exploration wells written off, new finance leases and other adjustments. See “Non-GAAP measures reconciliations”.

Return on average capital employed
2014 7.1%	2013 7.9%

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

Gearing
2014 12.2%	2013 16.1%

Gearing is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), at December 31. It is a measure of the degree to which Shell’s operations are financed by debt. See Note 14 to the “Consolidated Financial Statements”.

Proved oil and gas reserves attributable to Royal Dutch Shell plc shareholders (million boe)
2014 13,070	2013 13,932

Proved oil and gas reserves attributable to Royal Dutch Shell plc shareholders are the total estimated quantities of oil and gas from Shell subsidiaries (excluding reserves attributable to non-controlling interest) and Shell’s share from joint ventures and associates that geoscience and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs, as at December 31, under existing economic conditions, operating methods and government regulations. Gas volumes are converted to barrels of oil equivalent (boe) using a factor of 5,800 standard cubic feet per barrel. Reserves are crucial to an oil and gas company, since they constitute the source of future production. Reserves estimates are subject to change based on a wide variety of factors, some of which are unpredictable. See “Risk factors”.

Operational spills of more than 100 kilograms
2014 153	2013 174

The operational spills indicator is the number of incidents in respect of activities where we are the operator in which 100 kilograms or more of oil or oil products were spilled as a result of those activities.

Employees (thousand)
2014 94	2013 92

The employees indicator consists of the annual average full-time employee equivalent of the total number of people on full-time or part-time employment contracts with Shell subsidiaries including our share of employees of certain additional joint operations.

22	STRATEGIC REPORT
	SELECTED FINANCIAL DATA	SHELL ANNUAL REPORT AND FORM 20-F 2014

SELECTED FINANCIAL DATA

The selected financial data set out below are derived, in part, from the “Consolidated Financial Statements”. This data should be read in conjunction with the “Consolidated Financial Statements” and related Notes, as well as with this Strategic Report.

CONSOLIDATED STATEMENT OF INCOME AND OF COMPREHENSIVE INCOME DATA	$ MILLION

	2014	2013	2012	2011	2010
Revenue	421,105	451,235	467,153	470,171	368,056
Income for the period	14,730	16,526	26,960	31,093	20,474
(Loss)/income attributable to non-controlling interest	(144)	155	248	267	347
Income attributable to Royal Dutch Shell plc shareholders	14,874	16,371	26,712	30,826	20,127
Comprehensive income attributable to Royal Dutch Shell plc shareholders	2,692	18,243	24,470	26,250	19,893

CONSOLIDATED BALANCE SHEET DATA	$ MILLION

	2014	2013	2012	2011	2010
Total assets	353,116	357,512	350,294	337,474	317,271
Total debt	45,540	44,562	37,754	37,175	44,332
Share capital	540	542	542	536	529
Equity attributable to Royal Dutch Shell plc shareholders	171,966	180,047	174,749	158,480	140,453
Non-controlling interest	820	1,101	1,433	1,486	1,767

EARNINGS PER SHARE	$

	2014	2013	2012	2011	2010
Basic earnings per €0.07 ordinary share	2.36	2.60	4.27	4.97	3.28
Diluted earnings per €0.07 ordinary share	2.36	2.60	4.26	4.96	3.28

SHARES	NUMBER

	2014	2013	2012	2011	2010
Basic weighted average number of A and B shares	6,311,490,678	6,291,126,326	6,261,184,755	6,212,532,421	6,132,640,190
Diluted weighted average number of A and B shares	6,311,605,118	6,293,381,407	6,267,839,545	6,221,655,088	6,139,300,098

OTHER FINANCIAL DATA	$ MILLION

	2014	2013	2012	2011	2010
Net cash from operating activities	45,044	40,440	46,140	36,771	27,350
Net cash used in investing activities	19,657	40,146	28,453	20,443	21,972
Dividends paid	9,560	7,450	7,682	7,315	9,979
Net cash used in financing activities	12,790	8,978	10,630	18,131	1,467
Increase/(decrease) in cash and cash equivalents	11,911	(8,854)	7,258	(2,152)	3,725
Earnings/(losses) by segment [A]
Upstream	15,841	12,638	22,244	24,466	15,935
Downstream	3,411	3,869	5,382	4,170	2,950
Corporate	(156)	372	(203)	102	91
Total segment earnings	19,096	16,879	27,423	28,738	18,976
Attributable to non-controlling interest	(55)	(134)	(259)	(205)	(333)
Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders [B]	19,041	16,745	27,164	28,533	18,643
Net capital investment [C]
Upstream	20,704	39,217	25,320	19,083	21,222
Downstream	3,079	4,885	4,275	4,342	2,358
Corporate	116	201	208	78	100
Total	23,899	44,303	29,803	23,503	23,680

[A] See Notes 2 and 4 to the “Consolidated Financial Statements”.

[B] See table in “Summary of results”.

[C] See “Non-GAAP measures reconciliations”.

	STRATEGIC REPORT	23
SHELL ANNUAL REPORT AND FORM 20-F 2014	UPSTREAM

UPSTREAM

KEY STATISTICS	$ MILLION
	2014	2013	2012
Segment earnings	15,841	12,638	22,244
Including:
Revenue (including inter-segment sales)	92,299	92,869	94,550
Share of profit of joint ventures and associates	5,502	6,120	8,001
Production and manufacturing expenses	20,093	18,471	16,354
Selling, distribution and administrative expenses	1,055	1,194	1,211
Exploration	4,224	5,278	3,104
Depreciation, depletion and amortisation	17,868	16,949	11,387
Net capital investment [A]	20,704	39,217	25,320
Oil and gas production available for sale (thousand boe/d)	3,080	3,199	3,262
Equity LNG sales volume (million tonnes)	24.0	19.6	20.2
Proved oil and gas reserves at December 31 (million boe) [B]	13,070	13,932	13,556

[A] See “Non-GAAP measures reconciliations”.

[B] Excludes reserves attributable to non-controlling interest in Shell subsidiaries.

OVERVIEW

Our Upstream businesses explore for and extract crude oil and natural gas, often in joint arrangements with international and national oil and gas companies. This includes the extraction of bitumen from mined oil sands which we convert into synthetic crude oil. We liquefy natural gas by cooling it and transport the liquefied natural gas (LNG) to customers around the world. We also convert natural gas to liquids (GTL) to provide high-quality fuels and other products, and we market and trade crude oil and natural gas (including LNG) in support of our Upstream businesses.

BUSINESS CONDITIONS

Global oil demand rose by 0.7% (0.6 million barrels per day (b/d)) in 2014, according to the International Energy Agency’s January 2015 Oil Market Report. Demand grew in emerging economies while remaining almost flat in advanced economies. The Brent crude oil price, an international crude-oil benchmark, traded in a range of $54-115 per barrel (/b) in 2014, ending the year at $55/b.

We estimate that global gas demand grew by about 1% in 2014, similar to growth in 2013, which is much lower than the average annual growth rate of about 2.5% in the past decade. A combination of unusually mild weather, except in the USA, a decline in natural gas production and weak global economic growth led to a lower rate of demand growth in most regions. We believe that most of the growth in demand was in China and the USA, driven by their power generation and industrial sectors. European gas demand has weakened over the last few years and this trend is likely to have continued in 2014, according to gas industry association Eurogas.

EARNINGS 2014-2013

Segment earnings of $15,841 million included a net charge of $664 million, reflecting impairment charges of $2,406 million, predominantly related to tight-gas shale properties in the USA, and further charges of $718 million related to an update of an Australian deferred tax asset and a deferred tax liability related to an associate company. These charges were partly offset by divestment gains of $2,073 million mainly related to Wheatstone and to a portion of our shareholding in Woodside Petroleum Limited (Woodside) in Australia, Oil Mining Lease (OML) 24 in Nigeria and Haynesville in the USA. Other favourable impacts mainly related to the net effect of fair value accounting of commodity derivatives and certain gas contracts, and to amendments to our Dutch pension plan.

Segment earnings in 2013 of $12,638 million included a net charge of $2,479 million, primarily related to the impairment of liquids-rich shale properties in North America, partly offset by net tax gains and gains on divestments.

Excluding the net charges described above, segment earnings in 2014 increased by 9% compared with 2013, driven by increased contributions from liquids production volumes from both the start-up of new high-margin deep-water projects and improved operational performance. Earnings also reflected lower exploration expenses, primarily driven by fewer well write-offs, and increased contributions from Trading. Earnings were impacted by declining oil prices, losses in Upstream Americas tight-gas and liquids-rich shale, and higher depreciation.

Global realised liquids prices were 8% lower than in 2013. Global realised gas prices were 6% lower than in 2013, with a 20% increase in the Americas and an 11% decrease outside the Americas.

Equity LNG sales volumes of 24.0 million tonnes were 22% higher than in 2013, mainly reflecting the contribution from the Atlantic LNG and Peru LNG assets following the acquisition from Repsol S.A. in January 2014, and higher volumes from Nigeria LNG which in 2013 was impacted by reduced feed gas supply and the impact of a blockade of shipments.

EARNINGS 2013-2012

Segment earnings in 2013 of $12,638 million included a net charge of $2,479 million, as described above. Segment earnings in 2012 of $22,244 million included a net gain of $2,137 million, mainly related to gains on divestments, partly offset by impairments for onshore gas assets in the USA, net tax charges and decommissioning provisions.

Excluding the net charge and net gain described above, segment earnings in 2013 decreased by 25% compared with 2012 because of higher exploration expenses (mainly driven by well write-offs), operating expenses and depreciation, and lower liquids and LNG realisations. Earnings were also impacted by a deterioration in the operating environment in Nigeria and the impact of the weakening Australian dollar on a deferred tax liability. This was partly offset by an increased contribution from our Pearl GTL plant (Pearl) in Qatar and higher gas prices in the Americas.

24	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2014

UPSTREAM CONTINUED

NET CAPITAL INVESTMENT

Net capital investment was $21 billion in 2014, compared with $39 billion in 2013. Capital investment in 2014 was $31 billion (of which $8 billion was exploration expenditure, including acquisitions of unproved properties). Capital investment in 2013 was $40 billion. Divestment proceeds were $11 billion in 2014 compared with $1 billion in 2013.

Net capital investment was lower than in 2013 mainly due to higher divestment proceeds and lower expenditure on acquisitions. Major divestment proceeds in 2014 relate to a portion of our shareholding in Woodside and to Wheatstone in Australia, Parque das Conchas (BC-10) in Brazil and Haynesville and Pinedale in the USA. In 2014, acquisition expenditure was lower than in 2013 which included the acquisition of interests in Libra and BC-10 in Brazil and expenditure for the acquisition of LNG businesses from Repsol S.A.

PORTFOLIO ACTIONS AND BUSINESS DEVELOPMENT

We achieved the following operational milestones in 2014:

In Malaysia, first oil was produced from the Shell-operated Gumusut-Kakap deep-water development (Shell interest 29%). Peak production of around 135 thousand barrels of oil equivalent per day (boe/d) is expected. Work on the gas injection facilities is continuing.

Also in Malaysia, the Siakap North-Petai development (Shell interest 21%) commenced production and is expected to deliver peak production of around 30 thousand boe/d.

In Nigeria, first oil was produced from the Shell-operated Bonga North West deep-water development (Shell interest 55%) which is expected to deliver peak production of around 40 thousand boe/d. Oil from the subsea facilities is transported by a new undersea pipeline to the existing Bonga floating production, storage and offloading (FPSO) export facility, which has been upgraded to handle the additional oil flow.

In the USA, there were two major start-ups in the deep-water Gulf of Mexico with first oil produced from the Mars B (Shell interest 71.5%) and Cardamom (Shell interest 100%) developments. Production from these developments is planned to ramp up to 80 thousand boe/d and 50 thousand boe/d respectively.

The acquisition of part of Repsol S.A.’s LNG portfolio was completed in January 2014, including LNG supply positions in Peru and Trinidad and Tobago, for a net cash purchase price of $3.8 billion, adding 7.2 million tonnes per annum (mtpa) of directly managed LNG volumes through long-term off-take agreements, including 4.2 mtpa of equity LNG plant capacity.

We also took several final investment decisions during 2014, including the following:

In Brunei, the final investment decision was taken on the Maharaja Lela South development (Shell interest 35%). The development is expected to deliver peak production of 35 thousand boe/d.

In Nigeria, we took the final investment decision on the Bonga Main Phase 3 project (Shell interest 55%). The development is expected to deliver some 40 thousand boe/d at peak production through the existing Bonga FPSO.

In the USA, we took the final investment decision on the Coulomb Phase 2 project (Shell interest 100%) in the Gulf of Mexico. The development is a subsea tie-back into the Na Kika semi-submersible storage platform and is expected to deliver some 20 thousand boe/d at peak production.

We continued to divest selected Upstream assets during 2014, including the following:

In Australia, we sold 78.27 million shares in Woodside for $3.0 billion, reducing Shell’s interest from 23% to 14%.

Also in Australia, we sold our 8% interest in the Wheatstone-lago joint venture and our 6.4% interest in the Wheatstone LNG project, which is under development, for $1.5 billion.

In Brazil, we sold a 23% interest in the Shell-operated deep-water project BC-10 to Qatar Petroleum International for $1.2 billion, including closing adjustment.

Also in Brazil, we sold our non-operated 20% interest in the BM-ES-23 concession in the Espirito Santos basin offshore for $0.2 billion.

In Canada, we sold our 100% interest in the Orion steam assisted gravity drainage project for $0.3 billion.

In Nigeria, we sold our 30% interest in OML 24 and related onshore facilities for $0.6 billion.

In Upstream Americas tight-gas and liquids-rich shale, we completed a review of our portfolio and strategy. Major divestments of non-core positions are now complete and in 2014 included our interests in:

■	the Haynesville tight-gas shale asset in Louisiana, USA, for $1.1 billion including closing adjustments;
■	the Pinedale tight-gas shale asset in Wyoming, USA, for $0.9 billion including closing adjustments and 155 thousand net acres in the Marcellus and Utica shale areas in Pennsylvania, USA. We now hold a 100% interest in the Tioga Area of Mutual Interest;
■	approximately 106,000 net acres of the Eagle Ford liquids-rich shale asset in Texas, USA, for $0.5 billion including closing adjustments;
■	the Mississippi Lime acreage in Kansas, USA, for $0.1 billion; and
■	additional assets for a total of $0.5 billion.

AVAILABLE-FOR-SALE PRODUCTION

In 2014, production was 3,080 thousand boe/d compared with 3,199 thousand boe/d in 2013. Liquids and natural gas production both decreased by 4% compared with 2013.

Production was reduced by 10% as a result of the ADCO licence expiry in Abu Dhabi in January 2014, field declines and the divestment of a number of assets (mainly shale assets in the Americas and the reduction in our shareholding in Woodside).

This reduction was partly offset by new field start-ups and the continuing ramp-up of existing projects, in particular Majnoon in Iraq and Mars B and BC-10 Phase 2 in the Americas, which contributed some 130 thousand boe/d to production in 2014. Improved operational performance in 2014 provided further offset.

	STRATEGIC REPORT	25
SHELL ANNUAL REPORT AND FORM 20-F 2014	UPSTREAM

PROVED RESERVES

Shell subsidiaries’ and the Shell share of joint ventures and associates’ estimated net proved oil and gas reserves are summarised later in this Upstream section and set out in more detail in “Supplementary information – oil and gas (unaudited)”.

In 2014, Shell added 301 million boe of proved reserves before taking production into account, of which 271 million boe came from Shell subsidiaries and 30 million boe from the Shell share of joint ventures and associates.

The change in the yearly average commodity prices between 2013 and 2014 resulted in a net positive impact on the proved reserves of 44 million boe.

In 2014, after taking into account production, our total proved reserves declined by 863 million boe.

Shell subsidiaries

Before taking production into account, Shell subsidiaries added 271 million boe of proved reserves in 2014. This comprised 42 million barrels of oil and natural gas liquids and 229 million boe (1,329 thousand million scf) of natural gas. Of the 271 million boe: 276 million boe were from the net effects of revisions and reclassifications; 9 million boe were from improved recovery; 191 million boe came from extensions and discoveries; and a net decrease of 205 million boe related to purchases and sales.

After taking into account production of 925 million boe (of which 30 million boe were consumed in operations), Shell subsidiaries’ proved reserves decreased by 654 million boe in 2014.

Shell subsidiaries’ proved developed reserves decreased by 12 million boe to 6,777 million boe, while proved undeveloped reserves decreased by 642 million boe to 3,404 million boe.

The total addition of 271 million boe before taking production into account included a net positive impact from commodity price changes of 43 million boe of proved reserves.

SYNTHETIC CRUDE OIL

Of the 301 million boe added to proved reserves, 81 million barrels were synthetic crude oil. In 2014, we had synthetic crude oil production of 49 million barrels of which 2 million barrels were consumed in operations. At December 31, 2014, we had synthetic crude oil proved reserves of 1,763 million barrels, of which 1,273 million barrels were proved developed reserves and 490 million barrels were proved undeveloped reserves.

BITUMEN

Of the 301 million boe added to proved reserves, 12 million barrels were bitumen. The addition of 12 million barrels comprised an increase of 17 million barrels from net effects of revisions and reclassifications, and an addition of 1 million barrels from extensions and discoveries and a decrease from sales of 6 million barrels. After taking into account production of 6 million barrels, bitumen proved reserves were 428 million barrels at December 31, 2014.

Shell share of joint ventures and associates

Before taking production into account, there was an increase of 30 million boe in the Shell share of joint ventures and associates’ proved reserves in 2014. This comprised 11 million barrels of oil and natural gas liquids and 19 million boe (112 thousand million scf) of natural gas. Of the 30 million boe, 91 million boe came from the net effects of revisions and reclassifications, 8 million boe came from extensions and discoveries and a decrease of 69 million boe from sales.

After taking into account production of 239 million boe (of which 10 million boe were consumed in operations), the Shell share of joint ventures and associates’ proved reserves decreased by 209 million boe in 2014.

The Shell share of joint ventures and associates’ proved developed reserves decreased by 336 million boe to 2,206 million boe, and proved undeveloped reserves increased by 127 million boe to 694 million boe.

The total addition of 30 million boe before taking production into account was impacted by net positive impact from commodity price changes of 1 million boe of proved reserves.

Proved undeveloped reserves

In 2014, Shell subsidiaries’ and the Shell share of joint ventures and associates‘ proved undeveloped reserves (PUD) decreased by 515 million boe to 4,098 million boe. A number of Shell fields saw some changes to proved undeveloped reserves, with the largest reductions occurring in the USA in Mars and in Europe in Schiehallion. The most significant additions to the PUD occurred in Champion and Champion West in Asia and in Canada in Muskeg River Mine. The 515 million boe decrease in proved undeveloped reserves comprised: a reduction of 259 million boe from revisions; a net reclassification of 125 million boe from proved undeveloped to proved developed reserves; a net reclassification of 266 million boe from proved undeveloped reserves to contingent resource; an addition of 208 million boe from extensions, discoveries and improved recovery; and a net decrease of 73 million boe related to purchases and sales.

An amount of 174 million boe was matured to proved developed reserves from contingent resource as a result of project execution during the year.

Shell proved undeveloped reserves held for five years or more (PUD5+) at December 31, 2014, amount to 1,600 million boe, a net increase of 774 million boe compared with the end of 2013. These PUD5+ remain undeveloped because development either: requires the installation of gas compression and the drilling of additional wells, which will be executed when required to support existing gas delivery commitments (in Netherlands, Norway, the Philippines and Russia); requires gas cap blow down which is awaiting end-of-oil production (in Nigeria); or will take longer than five years because of the complexity and scale of the project (in countries like Kazakhstan). The increase in PUD5+ reflects the ageing of 808 million boe PUD booked in 2009 and the transfer of 34 million boe PUD to proved developed reserves. The largest contributors to the increase of PUD5+ are Muskeg River Mine, Gorgon and Jansz-lo. Two fields, Bonga and Val d’Agri, contribute to a reduction in PUD5+ due to projects being brought on stream. The Shell fields with the largest PUD5+ are now Muskeg River Mine, followed by Gorgon, Groningen (second and third stage compression), Jansz-lo and Kashaghan.

During 2014, Shell spent $17.3 billion on development activities related to PUD maturation.

DELIVERY COMMITMENTS

Shell sells crude oil and natural gas from its producing operations under a variety of contractual obligations. Most contracts generally commit Shell to sell quantities based on production from specified properties, although some natural gas sales contracts specify delivery of fixed and determinable quantities, as discussed below.

In the past three years, with the exception of Brunei, Shell met all contractual delivery commitments.

In the period 2015 to 2017, Shell is contractually committed to deliver to third parties and joint ventures and associates a total of

26	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2014

UPSTREAM CONTINUED

approximately 4,000 thousand million scf of natural gas from Shell subsidiaries, joint ventures and associates. The sales contracts contain a mixture of fixed and variable pricing formulae that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery.

The shortfall between Shell’s delivery commitments and its proved developed reserves is estimated at 21% of Shell’s total gas delivery commitments. This shortfall is expected to be met through the development of proved undeveloped reserves as well as new projects and purchases on the spot market.

EXPLORATION

In 2014, Shell made 10 notable discoveries, including in the USA, Gabon and Malaysia. Discoveries will be evaluated further in order to establish the extent of commercially producible volumes they contain.

In 2014, Shell participated in 151 productive exploratory wells with proved reserves allocated (Shell share: 99 wells). For further information, see “Supplementary information – oil and gas (unaudited) – Acreage and wells”.

In 2014, Shell participated in a further 126 wells (Shell share: 77 wells) that remained pending determination at December 31, 2014.

In total, the net acreage in Shell’s exploration portfolio decreased by 34,000 square kilometres, comprising acreage decreases of 13,000 square kilometres in South America (withdrawal), 11,500 square kilometres in Australia (divestment), 8,000 square kilometres in Turkey (relinquishment), 5,000 square kilometres in Canada (divestment), and increases in acreage of 11,500 square kilometres in Namibia (licence award) and 9,000 square kilometres in Greenland (equity increase).

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

The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases outside North America the legal agreements are generally granted by or entered into with a government, government entity or government-run oil and gas company, and the exploration risk usually rests with the independent oil and gas company. In North America these agreements may also be with private parties that own mineral rights. Of these agreements, the following are most relevant to Shell’s interests:

■	Licences (or concessions), which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities, and is responsible for financing these activities. In principle, the licence holder is entitled to the totality of production less any royalties in kind. The government, government entity or government-run oil and gas company may sometimes enter as a participant in a joint arrangement sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases, the government entity, government-run oil and gas company or agency has an option to purchase a certain share of production.
■	Lease agreements, which are typically used in North America and are usually governed by similar terms as licences. Participants may include governments or private entities, and royalties are either paid in cash or in kind.
■	Production-sharing contracts (PSCs) entered into with a government, government entity or government-run oil and gas company. PSCs generally oblige the independent oil and gas company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually, this share consists of a fixed or variable part that is reserved for the recovery of the contractor’s cost (cost oil). The remaining production is split with the government, government entity or government-run oil and gas company on a fixed or volume/revenue-dependent basis. In some cases, the government, government entity or government-run oil and gas company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or on a field-by-field basis. Additionally, as the price of oil or gas increases above certain predetermined levels, the independent oil and gas company’s entitlement share of production normally decreases, and vice versa. Accordingly, its interest in a project may not be the same as its entitlement.

Europe

DENMARK

We have a non-operating interest in a producing concession in Denmark (Shell interest 36.8%), which was granted in 1962 and will expire in 2042. The Danish government is one of our partners with a 20% interest.

IRELAND

We are the operator of the Corrib gas project (Shell interest 45%), which is at an advanced stage of construction. Corrib has the potential to supply a significant proportion of the country’s gas requirement. The pipeline connection between the offshore wells and the onshore processing terminal is complete. Initial operation and testing of equipment has commenced at the terminal, using gas from the national grid in advance of first gas production from the field, which is expected in 2015.

ITALY

We have two non-operating interests in Italy: the Val d’Agri producing concession (Shell interest 39.23%) and the Tempa Rossa concession (Shell interest 25%). During the second quarter of 2014 we entered the front-end engineering and design (FEED) phase on the non-operated project Val d’Agri Phase 2, which is expected to deliver peak production of some 65 thousand boe/d. The Tempa Rossa field is under development and first oil is expected in 2018.

NETHERLANDS

Shell and ExxonMobil are 50:50 shareholders in Nederlandse Aardolie Maatschappij B.V. (NAM), the largest hydrocarbon producer in the Netherlands. An important part of NAM’s gas production comes from the onshore Groningen gas field, in which the Dutch government has a 40% interest and NAM a 60% interest. NAM also has a 60% interest in the Schoonebeek oil field, which has been redeveloped using enhanced oil recovery technology. NAM also operates a significant number of other onshore gas fields and offshore gas fields in the North Sea. In January 2015, the Minister of Economic Affairs of the Netherlands approved NAM’s production plan for the Groningen field for 2014 to 2016. This caps production levels at 42.5 billion cubic metres for 2014 and 39.4 billion cubic metres in each of 2015 and 2016, in an effort to diminish the potential for seismic activity. Since issuing his decision on the Groningen production plan, the Minister of Economic Affairs has stated that he intends to cap production at 16.5 billion cubic metres for the first half of 2015.

	STRATEGIC REPORT	27
SHELL ANNUAL REPORT AND FORM 20-F 2014	UPSTREAM

NORWAY

We are a partner in more than 30 production licences on the Norwegian continental shelf. We are the operator in 14 of these, of which two are producing: the Ormen Lange gas field (Shell interest 17.8%) and the Draugen oil field (Shell interest 44.6%). The other producing fields are Troll, Gjøa, Kvitebjørn and Valemon.

UK

We operate a significant number of our interests on the UK Continental Shelf on behalf of a 50:50 joint arrangement with ExxonMobil. Most of our UK oil and gas production comes from the North Sea. We have various non-operated interests in the Atlantic Margin area, principally in the West of Shetlands area (Clair, Shell interest 28% and Schiehallion, Shell interest approximately 55%). We also have interests ranging from 20% to 49% in the Beryl area fields.

REST OF EUROPE

Shell also has interests in Albania, Austria, Germany, Greece, Greenland, Hungary, Slovakia, Spain and Ukraine.

Asia (including the Middle East and Russia)

BRUNEI

Shell and the Brunei government are 50:50 shareholders in Brunei Shell Petroleum Company Sendirian Berhad (BSP). BSP has long-term oil and gas concession rights onshore and offshore Brunei, and sells most of its gas production to Brunei LNG Sendirian Berhad (BLNG, Shell interest 25%). BLNG was the first LNG plant in Asia-Pacific and sells most of its LNG on long-term contracts to customers in Asia.

We are the operator for the Block A concession (Shell interest 53.9%), which is under exploration and development, and also operator for exploration Block Q (Shell interest 50%). We have a 35% non-operating interest in the Block B concession, where gas and condensate are produced from the Maharaja Lela Field. In February 2014, the final investment decision was taken on the Maharaja Lela South development (Shell interest 35%). It is expected to deliver a total peak production of 35 thousand boe per day.

In addition, we have non-operating interests in deep-water exploration Block CA-2 (Shell interest 12.5%) and in exploration Block N (Shell interest 50%), both under PSCs.

CHINA

We operate the onshore Changbei tight-gas field under a PSC with China National Petroleum Corporation (CNPC). The PSC includes the development of tight gas in different geological layers of the block. In Sichuan, Shell and CNPC have agreed to appraise, develop and produce from tight-gas and liquids-rich shale formations in the Jinqiu block under a PSC (Shell interest 49%) and have a PSC for shale-gas exploration, development and production in the Fushun Yongchuan block (Shell interest 49%).

We also have an interest in three offshore oil and gas blocks in the Yinggehai basin, each under a PSC (Shell interest 49%).

INDONESIA

We have a 35% participating interest in the offshore Masela block where INPEX Masela is the operator. The Masela block contains the Abadi gas field. The operator has selected a floating LNG (FLNG) concept for the field’s development phase.

IRAN

Shell transactions with Iran are disclosed separately. See “Section 13(r) of the US Securities Exchange Act of 1934 Disclosure”.

IRAQ

We have a 45% interest in the Majnoon oil field that we operate under a technical service contract that expires in 2030. The other Majnoon shareholders are PETRONAS (30%) and the Iraqi government (25%), which is represented by the Missan Oil Company. Majnoon is located in southern Iraq and is one of the world’s largest oil fields. In 2013, we successfully restarted production and Majnoon reached the milestone of first commercial production of 175 thousand boe/d. In 2014, production at Majnoon averaged 194 thousand boe/d.

We also have a 20% interest in the West Qurna 1 field. Our participating interest in the West Qurna concession has increased from 15% to 20% when the contract was renegotiated in 2014 and the government share reduced from 25% to 5% and prorated to the funding shareholders.

According to the provisions of both contracts, Shell’s equity entitlement volumes will be lower than the Shell interest implies.

We also have a 44% interest in the Basrah Gas Company, which gathers, treats and processes associated gas produced from the Rumaila, West Qurna 1 and Zubair fields that was previously being flared. The processed gas and associated products, such as condensate and liquefied petroleum gas (LPG), are sold primarily to the domestic market with the potential to export any surplus.

KAZAKHSTAN

We have a 16.8% interest in the offshore Kashagan field, where the North Caspian Operating Company is the operator. This shallow-water field covers an area of approximately 3,400 square kilometres. Phase 1 development of the field is expected to lead to plateau production of about 300 thousand boe/d, on a 100% basis, increasing further with additional phases of development. After the start of production from the Kashagan field in September 2013, operations had to be stopped in October 2013 due to gas leaks from the sour gas pipeline. Following investigations, it has been decided that both the oil and the gas pipeline will be replaced. Replacement activities are ongoing, with production expected to restart in 2017.

We have an interest of 55% in the Pearls PSC, covering an area of approximately 900 square kilometres in the Kazakh sector of the Caspian Sea. It includes two oil discoveries, Auezov and Khazar.

MALAYSIA

We explore for and produce oil and gas located offshore Sabah and Sarawak under 19 PSCs, in which our interests range from 20% to 85%.

Offshore Sabah, we operate five producing oil fields (Shell interests ranging from 29% to 50%). These include the Gumusut-Kakap deep-water field (Shell interest 29%) where production via a dedicated floating production system commenced in October 2014. We have additional interests ranging from 30% to 50% in PSCs for the exploration and development of four deep-water blocks. These include the Malikai field (Shell interest 35%) which is being developed with Shell as the operator. We also have a 21% interest in the Siakap North-Petai field, which commenced production in 2014, and a 30% interest in the Kebabangan field.

Offshore Sarawak, we are the operator of 17 producing gas fields (Shell interests ranging from 37.5% to 70%). Nearly all of the gas produced is supplied to Malaysia LNG in Bintulu where we have a 15% interest in the Dua (where our licence is due to expire in 2015) and Tiga LNG plants. We also have a 40% interest in the 2011 Baram Delta EOR PSC and a 50% interest in Block SK-307. Additionally, we have interests in five exploration PSCs: Deepwater Block 2B, SK318, SK319, SK408 and SK320.

28	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2014

UPSTREAM CONTINUED

We operate a gas-to-liquids (GTL) plant (Shell interest 72%) adjacent to the Malaysia LNG facilities in Bintulu. Using Shell technology, the plant converts gas into high-quality middle distillates, drilling fluids, waxes and speciality products.

OMAN

We have a 34% interest in Petroleum Development Oman (PDO); the Omani government has a 60% interest. PDO is the operator of more than 160 oil fields, mainly located in central and southern Oman over an area of 114,000 square kilometres. The concession expires in 2044. During 2014, the Amal steam enhanced oil recovery project has been ramping up towards its expected peak production following a successful start-up in 2013.

We are also participating in the Mukhaizna oil field (Shell interest 17%) where steam flooding, an enhanced oil recovery method, is being applied on a large scale.

We have a 30% interest in Oman LNG, which mainly supplies Asian markets under long-term contracts. We also have an 11% indirect interest in Qalhat LNG, another LNG facility in the country.

QATAR

Pearl in Qatar is the world’s largest GTL plant. Shell operates it under a development and production-sharing contract with the government. The fully integrated facility includes production, transport and processing of 1.6 billion scf/d of gas from Qatar’s North Field. It has an installed capacity of about 140 thousand boe/d of high-quality liquid hydrocarbon products and 120 thousand boe/d of NGL and ethane. In 2014, Pearl produced 4.5 million tonnes of GTL products.

Of Pearl’s two trains, the first train is undergoing maintenance in the first quarter of 2015, for an estimated two month period.

We have a 30% interest in Qatargas 4, which comprises integrated facilities to produce about 1.4 billion scf/d of gas from Qatar’s North Field, an onshore gas-processing facility and an LNG train with a collective production capacity of 7.8 mtpa of LNG and 70 thousand boe/d of condensate and NGL. The LNG is shipped mainly to China, Europe and the United Arab Emirates.

RUSSIA

We have a 27.5% interest in Sakhalin-2, an integrated oil and gas project located in a subarctic environment. In 2014, the project produced 320 thousand boe/d and the output of LNG exceeded 10 million tonnes.

We have a 100% interest in an exploration and production licence for the Lenzitsky block in the Yamalo Nenets Autonomous District. In 2014, we returned the Arkatoisky (also in the Yamalo Nenets Autonomous District) and the Barun-Yustinsky (in Kalmykia) licence blocks to the government.

We also have a 50% interest through Khanty-Mansiysk Petroleum Alliance V.O.F. (a 50:50 joint venture with Gazprom Neft) in three exploration licence blocks in western Siberia: South Lungorsky 1, Yuilsky 4 and Yuilsky 5.

We have a 50% interest in the Salym fields in western Siberia, where production was 130 thousand boe/d in 2014.

As a result of EU and US sanctions prohibiting defined oil and gas activities in Russia, in 2014 we paused our liquids-rich shales exploration activities, which were being undertaken through Salym and Khanty-Mansiysk Petroleum Alliance V.O.F.

UNITED ARAB EMIRATES

In Abu Dhabi, we held a concessionary interest of 9.5% in the oil and gas operations run by Abu Dhabi Company for Onshore Oil Operations (ADCO) from 1939 to January 2014, when the licence expired. We also have a 15% interest in the licence of Abu Dhabi Gas Industries Limited (GASCO), which expires in 2028. GASCO exports propane, butane and heavier-liquid hydrocarbons, which it extracts from the wet gas associated with the oil produced by ADCO.

We also participate in a 30-year joint venture to potentially develop the Bab sour gas reservoirs in Abu Dhabi (Shell interest 40%). Shell and the Abu Dhabi National Oil Company are in a period of commercial and technical work that may lead to development, subject to the signing of the respective joint-venture agreements.

REST OF ASIA

Shell also has interests in India, Japan, Jordan, the Philippines, Saudi Arabia, Singapore, South Korea and Turkey.

Oceania

AUSTRALIA

We have interests in offshore production and exploration licences in the North West Shelf (NWS) and Greater Gorgon areas of the Carnarvon Basin, as well as in the Browse Basin and Timor Sea. Some of these interests are held directly and others indirectly through a shareholding of 14% in Woodside, reduced from 23% by a sale of shares in 2014. All interests in Australian assets quoted below are direct interests.

Woodside is the operator of the Pluto LNG project. Woodside is also the operator on behalf of six joint-venture participants in the NWS gas, condensate and oil fields, which produced more than 500 thousand boe/d in 2014. Shell provides technical support for the NWS development.

We have a 50% interest in Arrow Energy Holdings Pty Limited (Arrow), a Queensland-based joint venture with PetroChina. Arrow owns coal bed methane assets and a domestic power business.

We have a 25% interest in the Gorgon LNG project, which involves the development of some of the largest gas discoveries to date in Australia, beginning with the offshore Gorgon (Shell interest 25%) and Jansz-lo (Shell interest 19.6%) fields. The Gorgon LNG project is under construction on Barrow Island and is expected to start before the end of 2016.

We are the operator of a permit in the Browse Basin in which two separate gas fields were found: Prelude in 2007 and Concerto in 2009. We are developing these fields on the basis of our FLNG technology. The Prelude FLNG project (Shell interest 67.5%) is expected to produce about 110 thousand boe/d of gas and NGL, delivering 3.6 mtpa of LNG, 1.3 mtpa of condensate and 0.4 mtpa of LPG. During 2014, construction of the Prelude FLNG project continued, with a major milestone being the lifting of the first topside modules onto the deck of the hull.

We are also a partner in the Browse joint ventures (Shell interests ranging from 25% to 35%) covering the Brecknock, Calliance and Torosa gas fields. In 2013, the Browse joint venture selected Shell’s FLNG technology to progress to the basis of design phase of the project.

	STRATEGIC REPORT	29
SHELL ANNUAL REPORT AND FORM 20-F 2014	UPSTREAM

Our other interests include: a joint venture with Shell as the operator of the Crux gas and condensate field (Shell interest 82%); the Shell-operated AC/P41 block (Shell interest 75%); and the Sunrise gas field in the Timor Sea (Shell interest 26.6%). We sold our interest in the Wheatstone-Iago joint venture and our 6.4% interest in the Wheatstone LNG project during the second quarter of 2014.

We are a partner in both Shell-operated and other, non-operated, exploration joint ventures in multiple basins including the Bonaparte, Exmouth Plateau, Greater Gorgon, Outer Canning and South Exmouth.

REST OF OCEANIA

Shell also has interests in New Zealand.

Africa

NIGERIA

Shell’s share of production, onshore and offshore, in Nigeria was approximately 300 thousand boe/d in 2014, compared with approximately 265 thousand boe/d in 2013. Security issues and crude oil theft in the Niger Delta continued to be significant challenges in 2014.

Onshore

The Shell Petroleum Development Company of Nigeria Ltd (SPDC) is the operator of a joint arrangement (Shell interest 30%) that has more than 25 Niger Delta onshore oil mining leases (OMLs), which expire in 2019. To provide funding, modified carry agreements are in place for certain key projects and are being reimbursed.

SPDC supplies gas to Nigeria LNG Ltd (NLNG) mainly through its Gbaran-Ubie and Soku projects. SPDC is undertaking a strategic review of its interests in the eastern Niger Delta and has divested its 30% interest in OML 24. Agreements have been signed for the divestment of the SPDC interests in three other onshore OMLs; completion is subject to the consent of the Federal Government of Nigeria. Additional divestments may occur as a result of the strategic review.

While the level of crude oil theft activities and sabotage in 2014 was similar to 2013, the impact on production was smaller due to various mitigation measures. During 2014, force majeure related to security issues, sabotage and crude oil theft was only declared once, compared with four times in 2013.

Offshore

Our main offshore deep-water activities are carried out by Shell Nigeria Exploration and Production Company (SNEPCO, Shell interest 100%) which has interests in four deep-water blocks. SNEPCO operates OMLs 118 (including the Bonga field, Shell interest 55%) and 135 (Bolia and Doro, Shell interest 55%) and holds a 43.75% interest in OML 133 (Erha) and a 50% interest in oil production lease 245 (Zabazaba, Etan). SNEPCO also has an approximate 43% interest in the Bonga Southwest/Aparo development via its 55% interest in OML 118. Deep-water offshore activities are typically governed through PSCs.

First oil was produced from the Bonga North West deep-water development in the third quarter of 2014, while in October the final investment decision on the Bonga Main phase 3 project was taken, which is expected to contribute some 40 thousand boe/d at peak production through the existing Bonga FPSO export facility.

SPDC also has an interest in six shallow-water offshore leases, of which five are under final negotiation for extension for a period of 20 years.

Liquefied natural gas

Shell has a 25.6% interest in NLNG, which operates six LNG trains with a total capacity of 22.0 mtpa. In 2014, LNG production was higher than in 2013, as 2013 was impacted by gas supply constraints and the impact of a blockade of NLNG export facilities by the Nigerian Maritime Administration and Safety Agency.

REST OF AFRICA

Shell also has interests in Algeria, Benin, Egypt, Gabon, Namibia, Somalia, South Africa, Tanzania and Tunisia.

North America

CANADA

We have more than 1,900 mineral leases in Canada, mainly in Alberta and British Columbia. We produce and market natural gas, NGL, synthetic crude oil and bitumen. In addition, we have significant exploration acreage offshore. Bitumen is a very heavy crude oil produced through conventional methods as well as through enhanced oil recovery methods. Synthetic crude oil is produced by mining bitumen-saturated sands, extracting the bitumen from the sands and transporting it to a processing facility where hydrogen is added to produce a wide range of feedstocks for refineries.

Gas and liquids-rich shale

We continued to develop fields in Alberta and British Columbia during 2014 through drilling programmes and investment in infrastructure to facilitate new production. We own and operate natural gas processing and sulphur-extraction plants in Alberta and natural gas processing plants in British Colombia. During 2014, we began decommissioning our Burnt Timber gas facility in Alberta. Also in 2014 we entered into a joint venture (Shell interest 50%) to evaluate an investment in an LNG export facility in Kitimat on the west coast of Canada. This project completed FEED in 2014, with the final investment decision expected not earlier than 2016 and cash flows expected early next decade.

Synthetic crude oil

We operate the Athabasca Oil Sands Project (AOSP) in north-east Alberta as part of a joint arrangement (Shell interest 60%). The bitumen is transported by pipeline for processing at the Scotford Upgrader, which is also operated by Shell and located in the Edmonton area. The Quest carbon capture and storage project (Shell interest 60%), which is expected to capture and permanently store more than 1 mtpa of CO2 from the Scotford Upgrader, is under construction and is expected to start operation towards the end of 2015.

We also have a number of other minable oil sands leases in the Athabasca region with expiry dates ranging from 2018 to 2025. By completing a certain minimum level of development prior to their expiry, leases may be extended.

Bitumen

We produce and market bitumen in the Peace River area of Alberta. Additional heavy oil resources and advanced recovery technologies are under evaluation on approximately 1,200 square kilometres in the Grosmont oil sands area, also in northern Alberta. Construction of our Carmon Creek project (Shell interest 100%), which began in 2013, continues. Carmon Creek is an in-situ project that is expected to produce up to 80 thousand boe/d.

30	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2014

UPSTREAM CONTINUED

Offshore

We have a 31.3% interest in the Sable Offshore Energy project, a natural-gas complex off the east coast of Canada and other acreages in deep-water offshore Nova Scotia and Newfoundland. During 2014, we sold a 50% interest in the Shelburne project offshore Nova Scotia and retain a 50% interest as operator. We also have a number of exploration licences off the west coast of British Columbia and in the Mackenzie Delta in the Northwest Territories.

USA

We produce oil and gas in the Gulf of Mexico, heavy oil in California and primarily tight gas and oil from liquids-rich shales in Pennsylvania and Texas. The majority of our oil and gas production interests are acquired under leases granted by the owner of the minerals underlying the relevant acreage, including many leases for federal onshore and offshore tracts. Such leases usually run on an initial fixed term that is automatically extended by the establishment of production for as long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).

Gulf of Mexico

The Gulf of Mexico is our major production area in the USA, and accounts for over 50% of Shell’s oil and gas production in the country. We have an interest in approximately 450 federal offshore leases and our share of production averaged almost 225 thousand boe/d in 2014. Key producing assets are Auger, Brutus, Enchilada, Mars, Na Kika, Olympus, Perdido, Ram-Powell and Ursa.

We continued significant exploration and development activities in the Gulf of Mexico in 2014, with an average contracted offshore rig fleet of nine mobile rigs and five platform rigs. We also secured five blocks in the central and western lease sales in 2014.

Onshore

We have significant tight-gas and liquids-rich shale acreage, including in the Marcellus and Utica shales, centred on Pennsylvania in north-east USA and the Delaware Permian Basin in west Texas.

During 2014, we divested our interests in the Eagle Ford shale formation in Texas, the Mississippi Lime in Kansas, the Utica shale position in Ohio and our acreage in the Sandwash Niobrara basins in Colorado. In addition, we sold our Haynesville gas assets in Louisiana for cash and sold our Pinedale gas assets in Wyoming in exchange for cash and additional acreage in the Marcellus and Utica shale areas in Pennsylvania.

In recent years, we have invested significant amounts in our tight-gas and liquids-rich shale portfolio. There is still a large amount of drilling that must be conducted in our properties in order to establish our future plans. Following the asset sales in 2014, the current focus is on de-risking and future development of our core assets, while continuing to look for options to enhance the value of our portfolio in the current market.

California

We have a 51.8% interest in Aera Energy LLC (Aera), which has assets in the San Joaquin Valley and Los Angeles Basin areas of southern California. Aera operates more than 15,000 wells, producing approximately 130 thousand boe/d of heavy oil and gas.

Alaska

We have more than 410 federal leases for exploration in the Beaufort and Chukchi seas in Alaska. In January 2014, we decided to suspend our 2014 drilling campaign due to obstacles raised by the Ninth Circuit Court of Appeal’s decision with regard to the Department of the Interior’s (DOI) 2008 oil and gas lease sale in the Chukchi Sea. In August 2014, we submitted an Exploration Plan for a two-rig programme in the Chukchi Sea. In November 2014, the DOI issued a draft Supplemental Environmental Impact Statement (SEIS) and the comment period closed in December 2014. We anticipate that the DOI will continue to work in accordance with their proposed timeline to complete the SEIS in sufficient time to allow us to pursue our plans to drill in 2015.

REST OF NORTH AMERICA

Shell also has interests in Mexico.

South America

BRAZIL

We are the operator of several producing fields in the Campos Basin, offshore Brazil. They include the Bijupirá and Salema fields (Shell interest 80%) and the BC-10 field (Shell interest 50%). We started production from the BC-10 Phase 2 project in October 2013, which reached peak production of 41 thousand boe/d in 2014. In 2013, we exercised our pre-emptive rights to acquire an additional 23% in the BC-10 project and in 2014 we sold a 23% interest to Qatar Petroleum International, which returned our interest to 50%.

We operate one block in the São Francisco onshore basin area (Shell interest 60%) and operate one offshore exploration block in the Santos Basin, BM-S-54 (Shell interest 80%). We also have an interest in one offshore exploration block in the Espirito Santo basins, BM-ES-27 (Shell interest 17.5%). In November 2014, we divested our 20% interest in BM-ES-23.

We also have an 18% interest in Brazil Companhia de Gas de São Paulo (Comgás), a natural gas distribution company in the state of São Paulo.

We have a 20% interest in a 35-year PSC to develop the Libra pre-salt oil field located in the Santos Basin.

In January 2015, we reached an agreement to divest our operating interest in our deep-water production asset Bijupira Salema, pending regulatory approvals.

REST OF SOUTH AMERICA

The acquisition of part of Repsol S.A.’s LNG portfolio was completed in January 2014, including LNG supply positions in Peru and Trinidad and Tobago, adding 7.2 mtpa of directly managed LNG volumes through long-term off-take agreements, including 4.2 mtpa of equity LNG plant capacity.

Shell also has interests in Argentina, Colombia, French Guiana and Venezuela.

Trading

We market a portion of our share of equity production of LNG and also trade LNG volumes around the world through our hubs in Dubai and Singapore. We also market and trade natural gas, power, emission rights and crude oil from certain Shell Upstream operations in the Americas and Europe.

	STRATEGIC REPORT	31
SHELL ANNUAL REPORT AND FORM 20-F 2014	UPSTREAM

SUMMARY OF PROVED OIL AND GAS RESERVES OF SHELL SUBSIDIARIES AND SHELL SHARE OF JOINT VENTURES AND ASSOCIATES [A][B] (AT DECEMBER 31, 2014)	BASED ON AVERAGE PRICES FOR 2014

	Oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Bitumen (million barrels)	Total all products (million boe)	[C]
Proved developed
Europe	372	10,160	–	–	2,124
Asia	1,169	13,615	–	–	3,516
Oceania	51	1,831	–	–	367
Africa	534	1,162	–	–	734
North America
USA	494	1,275	–	–	714
Canada	26	939	1,273	9	1,470
South America	51	42	–	–	58
Total proved developed	2,697	29,024	1,273	9	8,983
Proved undeveloped
Europe	236	2,136	–	–	604
Asia	513	2,486	–	–	942
Oceania	89	4,247	–	–	821
Africa	157	1,459	–	–	409
North America
USA	217	286	–	–	266
Canada	18	672	490	419	1,043
South America	12	6	–	–	13
Total proved undeveloped	1,242	11,292	490	419	4,098
Total proved developed and undeveloped
Europe	608	12,296	–	–	2,728
Asia	1,682	16,101	–	–	4,458
Oceania	140	6,078	–	–	1,188
Africa	691	2,621	–	–	1,143
North America
USA	711	1,561	–	–	980
Canada	44	1,611	1,763	428	2,513
South America	63	48	–	–	71
Total	3,939	40,316	1,763	428	13,081

[A] Includes 11 million boe of reserves attributable to non-controlling interest in Shell subsidiaries.

[B] Oceania includes Shell’s 14% share of Woodside, a publicly listed company on the Australian Securities Exchange. Shell has no access to data at December 31, 2014; accordingly, the numbers are estimated.

[C] Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

32	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2014

UPSTREAM CONTINUED

LOCATION OF OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES [A] (AT DECEMBER 31, 2014)
		Exploration		Development and/or production		Shell operator	[B]
Europe
Albania	■
Denmark	■		■
Germany	■		■
Greenland	■				■
Ireland			■		■
Italy			■
Netherlands	■		■		■
Norway	■		■		■
UK	■		■		■
Ukraine	■				■
Asia [C]
Brunei	■		■		■
China	■		■		■
Indonesia	■		■
Iraq			■		■
Jordan	■				■
Kazakhstan	■		■
Malaysia	■		■		■
Oman	■		■
Philippines	■		■		■
Qatar	■		■		■
Russia	■		■		■
Saudi Arabia	■
Turkey	■				■
Oceania
Australia	■		■		■
New Zealand	■		■		■
Africa
Benin	■
Egypt	■		■
Gabon	■		■		■
Namibia	■				■
Nigeria	■		■		■
South Africa	■				■
Tanzania	■
Tunisia	■				■
North America
USA	■		■		■
Canada	■		■		■
South America
Argentina	■		■		■
Brazil	■		■		■
Colombia	■				■
French Guiana	■				■

[A] Includes joint ventures and associates. Where a joint venture or associate has properties outside its base country, those properties are not shown in this table.

[B] In several countries where “Shell operator” is indicated, Shell is the operator of some but not all exploration and/or production ventures.

[C] Shell suspended all exploration and production activities in Syria in December 2011.

CAPITAL INVESTMENT IN OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES BY GEOGRAPHICAL AREA	$ MILLION

	2014	2013
Oil and gas exploration and production activities
Europe [A]	4,273	4,770
Asia	3,875	5,421
Oceania	5,068	6,237
Africa	2,825	2,639
North America – USA	8,210	9,155
North America – Canada	3,162	3,154
South America	1,109	4,158
Total	28,522	35,534
Other Upstream activities [B]	2,771	4,769
Total Upstream [C]	31,293	40,303

[A] Includes Greenland.

[B] Comprise LNG, GTL, trading and wind activities.

[C] See “Non-GAAP measures reconciliations” for a reconciliation to capital expenditure.

	STRATEGIC REPORT	33
SHELL ANNUAL REPORT AND FORM 20-F 2014	UPSTREAM

AVERAGE REALISED PRICE BY GEOGRAPHICAL AREA

OIL AND NATURAL GAS LIQUIDS									$/BARREL
	2014			2013				2012
	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries		Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	94.57	89.68		105.23		99.27		108.13	104.60
Asia	89.47	96.85		96.46		70.34		107.76	67.33
Oceania	82.26	88.07	[A]	90.50		91.91	[A]	91.62	90.14	[A]
Africa	100.55	–		110.14		–		112.45	–
North America – USA	87.90	–		98.10	[B]	–		103.59	110.00
North America – Canada	59.19	–		63.14		–		68.31	–
South America	88.68	–		97.17		94.01		100.01	97.33
Total	91.09	95.87		99.83	[B]	72.69		107.15	76.01

[A] Includes Shell’s 14% share of Woodside as from June 2014 (previously: 23% as from April 2012; 24% before that date), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

[B] Average realised prices have been corrected from $101.00/b (USA) and $100.42/b (Total).

NATURAL GAS							$/THOUSAND SCF
	2014			2013			2012
	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	8.58	8.26		10.29	9.17		9.48	9.64
Asia	4.57	11.50		4.51	10.73		4.81	10.13
Oceania	10.49	11.01	[A]	11.55	9.45	[A]	11.14	9.48	[A]
Africa	2.71	–		2.84	–		2.74	–
North America – USA	4.52	–		3.92	–		3.17	7.88
North America – Canada	4.39	–		3.26	–		2.36	–
South America	2.85	–		2.91	0.42		2.63	1.04
Total	5.68	9.72		5.85	9.72		5.53	9.81

[A] Includes Shell’s 14% share of Woodside as from June 2014 (previously: 23% as from April 2012; 24% before that date), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

SYNTHETIC CRUDE OIL			$/BARREL
	2014	2013	2012
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	81.83	87.24	81.46

BITUMEN			$/BARREL
	2014	2013	2012
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	70.19	67.40	68.97

34	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2014

UPSTREAM CONTINUED

AVERAGE PRODUCTION COST BY GEOGRAPHICAL AREA

OIL, NATURAL GAS LIQUIDS AND NATURAL GAS [A]								$/BOE
	2014			2013			2012
	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	19.47	4.25		17.66	3.57		14.50	3.56
Asia	7.87	7.62		6.52	5.74		7.53	4.71
Oceania	13.62	14.44	[B]	11.55	13.17	[B]	9.06	16.97	[B]
Africa	14.86	–		14.43	–		9.52	–
North America – USA	21.35	–		21.57	–		20.09	18.24
North America – Canada	22.96	–		22.20	–		19.47	–
South America	25.26	–		37.72	16.96		16.36	11.01
Total	15.10	6.68		14.35	5.52		12.47	6.05

[A] Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

[B] Includes Shell’s 14% share of Woodside as from June 2014 (previously: 23% as from April 2012; 24% before that date), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

SYNTHETIC CRUDE OIL				$/BARREL
	2014	2013		2012
	Shell subsidiaries	Shell subsidiaries		Shell subsidiaries
North America – Canada	42.46	41.81	[A]	43.40	[A]

[A] Average production costs have been corrected from $38.22/b (2013) and $40.40/b (2012).

BITUMEN			$/BARREL
	2014	2013	2012
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	23.24	23.03	24.11

	STRATEGIC REPORT	35
SHELL ANNUAL REPORT AND FORM 20-F 2014	UPSTREAM

OIL AND GAS PRODUCTION (AVAILABLE FOR SALE)

CRUDE OIL AND NATURAL GAS LIQUIDS [A]	THOUSAND BARRELS

	2014		2013		2012
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Denmark	18,834	–	20,927	–	26,748	–
Italy	11,792	–	11,997	–	14,127	–
Norway	14,893	–	14,589	–	14,568	–
UK	14,746	–	14,445	–	22,075	–
Other [B]	849	1,986	934	1,952	1,031	1,592
Total Europe	61,114	1,986	62,892	1,952	78,549	1,592
Asia
Brunei	648	18,576	564	20,011	663	26,521
Iraq	19,218	–	8,416	–	2,032	–
Malaysia	16,754	–	15,441	–	14,916	–
Oman	74,781	–	74,527	–	75,075	–
Russia	23,579	10,403	25,152	10,527	–	38,180
United Arab Emirates	–	2,397	–	58,104	–	53,103
Other [B]	27,165	8,115	25,202	8,155	19,668	8,341
Total Asia	162,145	39,491	149,302	96,797	112,354	126,145
Total Oceania	9,191	3,688	9,371	4,771	10,181	6,494
Africa
Gabon	12,144	–	10,781	–	13,957	–
Nigeria	69,851	–	63,800	–	87,592	–
Other [B]	5,008	–	4,254	–	4,477	–
Total Africa	87,003	–	78,835	–	106,026	–
North America
USA	98,895	–	86,670	–	56,630	24,540
Canada	8,389	–	7,626	–	5,456	–
Total North America	107,284	–	94,296	–	62,086	24,540
South America
Brazil	16,575	–	7,706	–	12,628	–
Other [B]	361	–	273	3,327	330	3,495
Total South America	16,936	–	7,979	3,327	12,958	3,495
Total	443,673	45,165	402,675	106,847	382,154	162,266

[A] Includes natural gas liquids. Royalty sales are excluded. Reflects 100% of production attributable to subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.

[B] Comprises countries where 2014 production was lower than 7,300 thousand barrels or where specific disclosures are prohibited.

36	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2014

UPSTREAM CONTINUED

NATURAL GAS [A]					MILLION STANDARD CUBIC FEET
	2014		2013		2012
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Denmark	49,708	–	53,283	–	73,809	–
Germany	66,718	–	73,123	–	79,558	–
Netherlands	–	581,028	–	721,344	–	661,548
Norway	252,284	–	256,396	–	260,742	–
UK	104,346	–	109,470	–	120,212	–
Other [B]	15,840	–	15,409	–	15,849	–
Total Europe	488,896	581,028	507,681	721,344	550,170	661,548
Asia
Brunei	22,228	155,244	18,442	164,446	18,616	187,231
China	53,065	–	60,034	–	48,083	–
Malaysia	241,908	–	238,940	–	209,505	–
Russia	4,170	128,175	4,261	126,764	–	136,702
Other [B]	420,169	118,198	378,412	115,469	291,132	115,870
Total Asia	741,540	401,617	700,089	406,679	567,336	439,803
Oceania
Australia	132,801	87,830	125,654	100,707	128,869	88,834
New Zealand	69,052	–	61,407	–	66,627	–
Total Oceania	201,853	87,830	187,061	100,707	195,496	88,834
Africa
Egypt	54,079	–	46,072	–	51,589	–
Nigeria	234,599	–	201,311	–	271,051	–
Total Africa	288,678	–	247,383	–	322,640	–
North America
USA	360,846	–	394,538	–	388,647	1,816
Canada	214,756	–	231,897	–	225,265	–
Total North America	575,602	–	626,435	–	613,912	1,816
Total South America	12,449	–	11,896	444	16,213	377
Total	2,309,018	1,070,475	2,280,545	1,229,174	2,265,767	1,192,378
[A] Reflects 100% of production attributable to subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the companies concerned under those contracts.

[B] Comprises countries where 2014 production was lower than 41,795 million scf or where specific disclosures are prohibited.

SYNTHETIC CRUDE OIL			THOUSAND BARRELS
	2014	2013	2012
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	46,934	46,017	45,903

BITUMEN			THOUSAND BARRELS
	2014	2013	2012
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	5,779	6,903	7,401

	STRATEGIC REPORT	37
SHELL ANNUAL REPORT AND FORM 20-F 2014	UPSTREAM

LNG AND GTL PLANTS AT DECEMBER 31, 2014

LNG LIQUEFACTION PLANTS IN OPERATION

	Location	Shell interest (%)	[A]	100% capacity (mtpa)	[B]
Atlantic LNG	Point Fortin	20-25		14.8
Australia North West Shelf	Karratha	19		16.3
Australia Pluto 1	Karratha	12		4.3
Brunei LNG	Lumut	25		7.8
Malaysia LNG (Dua) [C]	Bintulu	15		9.6
Malaysia LNG (Tiga)	Bintulu	15		7.7
Nigeria LNG	Bonny	26		22.0
Oman LNG	Sur	30		7.1
Peru LNG	Pampa Melchorita	20		4.5
Qalhat (Oman) LNG	Sur	11		3.7
Qatargas 4	Ras Laffan	30		7.8
Sakhalin LNG	Prigorodnoye	27.5		9.6

[A] Interest may be held via indirect shareholding.

[B] As reported by the operator.

[C] Our interest in the Dua plant is due to expire in 2015.

LNG LIQUEFACTION PLANTS UNDER CONSTRUCTION

	Location	Shell interest (%)	100% capacity (mtpa)
Gorgon	Barrow Island	25	15.3
MMLS LNG	Moveable units [A]	49	2.5
Prelude	Offshore Australia	67.5	3.6

[A] Location pending final investment decision.

GTL PLANTS IN OPERATION

	Country	Shell interest (%)	100% capacity (b/d)
Bintulu	Malaysia	72	14,700
Pearl	Qatar	100	140,000

EQUITY LNG SALES VOLUMES

SHELL SHARE OF EQUITY LNG SALES VOLUMES	MILLION TONNES

	2014	2013	2012
Australia	3.7	3.7	3.6
Brunei	1.5	1.7	1.7
Malaysia	2.7	2.6	2.5
Nigeria	5.0	4.4	5.1
Oman	1.8	2.0	1.9
Peru	0.8	–	–
Qatar	2.4	2.3	2.4
Sakhalin	2.9	2.9	3.0
Trinidad and Tobago	3.2	–	–
Total	24.0	19.6	20.2

38	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2014

UPSTREAM CONTINUED

EARNINGS AND CASH FLOW INFORMATION

2014									$ MILLION
						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Other		Total
Revenue	17,891		35,629	3,299	11,129	13,553	9,250	1,548	92,299
Share of profit of joint ventures and associates	1,128		3,173	266	937	(4)	77	(75)	5,502
Interest and other income	68		845	2,292	503	327	(71)	65	4,029
Total revenue and other income	19,087		39,647	5,857	12,569	13,876	9,256	1,538	101,830
Purchases excluding taxes	5,848		10,113	344	1,505	1,909	3,383	(63)	23,039
Production and manufacturing expenses	3,255		4,905	809	2,483	4,572	3,391	678	20,093
Taxes other than income tax	264		948	211	836	201	–	165	2,625
Selling, distribution and administrative expenses	777		103	9	1	136	7	22	1,055
Research and development	642		28	–	–	134	51	–	855
Exploration	458		1,331	232	307	1,548	88	260	4,224
Depreciation, depletion and amortisation	1,815		4,621	430	2,054	6,665	1,808	475	17,868
Interest expense	364		90	55	144	211	60	29	953
Income before taxation	5,664		17,508	3,767	5,239	(1,500)	468	(28)	31,118
Taxation	3,599		7,542	2,103	2,416	(626)	78	165	15,277
Income after taxation	2,065		9,966	1,664	2,823	(874)	390	(193)	15,841
Net cash from operating activities	3,975		14,619	1,684	4,629	3,935	2,685	312	31,839
Less: working capital movements	1,148		(1,470)	(845)	616	(994)	360	(285)	(1,470)
Net cash from operating activities excluding working capital movements	2,827		16,089	2,529	4,013	4,929	2,325	597	33,309

[A] Includes Greenland.

2013									$ MILLION
						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Other		Total
Revenue	23,144		35,916	3,414	11,007	9,762	8,878	748	92,869
Share of profit of joint ventures and associates	1,469		3,235	111	1,162	1	55	87	6,120
Interest and other income	(123)		572	172	(14)	20	52	(20)	659
Total revenue and other income	24,490		39,723	3,697	12,155	9,783	8,985	815	99,648
Purchases excluding taxes	9,088		9,761	290	1,378	(1,175)	2,989	48	22,379
Production and manufacturing expenses	2,998		4,162	762	1,978	4,588	3,594	389	18,471
Taxes other than income tax	328		1,254	226	963	223	–	85	3,079
Selling, distribution and administrative expenses	993		85	7	1	47	26	35	1,194
Research and development	648		15	–	–	178	106	–	947
Exploration	627		1,082	396	354	1,790	312	717	5,278
Depreciation, depletion and amortisation	1,444		3,114	434	1,293	7,954	2,550	160	16,949
Interest expense	359		76	47	133	210	61	24	910
Income before taxation	8,005		20,174	1,535	6,055	(4,032)	(653)	(643)	30,441
Taxation	4,883		10,977	475	3,100	(1,500)	(203)	71	17,803
Income after taxation	3,122		9,197	1,060	2,955	(2,532)	(450)	(714)	12,638
Net cash from operating activities	5,215		12,834	1,717	5,027	3,775	1,414	132	30,114
Less: working capital movements	1,251		(88)	(929)	1,391	(86)	(346)	119	1,312
Net cash from operating activities excluding working capital movements	3,964		12,922	2,646	3,636	3,861	1,760	13	28,802

[A] Includes Greenland.

	STRATEGIC REPORT	39
SHELL ANNUAL REPORT AND FORM 20-F 2014	UPSTREAM

2012									$ MILLION
						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Other		Total
Revenue	26,569		31,438	3,463	14,966	8,657	8,003	1,454	94,550
Share of profit of joint ventures and associates	1,667		3,866	395	950	1,150	25	(52)	8,001
Interest and other income	70		793	2,107	984	569	149	164	4,836
Total revenue and other income	28,306		36,097	5,965	16,900	10,376	8,177	1,566	107,387
Purchases excluding taxes	10,689		8,699	277	1,878	659	2,958	85	25,245
Production and manufacturing expenses	2,651		3,761	834	1,915	3,477	3,434	282	16,354
Taxes other than income tax	350		410	318	1,248	39	–	144	2,509
Selling, distribution and administrative expenses	843		196	4	3	126	19	20	1,211
Research and development	595		16	–	–	135	121	2	869
Exploration	398		460	175	699	802	372	198	3,104
Depreciation, depletion and amortisation	1,583		1,903	306	1,277	3,930	2,072	316	11,387
Interest expense	311		68	34	116	170	53	22	774
Income before taxation	10,886		20,584	4,017	9,764	1,038	(852)	497	45,934
Taxation	6,421		11,205	1,095	5,361	(121)	(408)	137	23,690
Income after taxation	4,465		9,379	2,922	4,403	1,159	(444)	360	22,244
Net cash from operating activities	6,677		11,457	2,107	6,615	4,483	1,047	675	33,061
Less: working capital movements	18		(587)	469	(410)	526	(73)	167	110
Net cash from operating activities excluding working capital movements	6,659		12,044	1,638	7,025	3,957	1,120	508	32,951

[A] Includes Greenland.

40	STRATEGIC REPORT
	DOWNSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2014

DOWNSTREAM

KEY STATISTICS	$ MILLION

	2014	2013	2012
Segment earnings [A]	3,411	3,869	5,382
Including:
Revenue (including inter-segment sales)	378,046	404,427	424,410
Share of earnings of joint ventures and associates [A]	1,698	1,525	1,354
Production and manufacturing expenses	9,845	9,807	9,539
Selling, distribution and administrative expenses	12,489	13,114	12,860
Depreciation, depletion and amortisation	6,619	4,421	3,083
Net capital investment [B]	3,079	4,885	4,275
Refinery availability (%) [C]	94	92	93
Chemical plant availability (%) [C]	85	92	91
Refinery processing intake (thousand b/d)	2,903	2,915	2,819
Oil products sales volumes (thousand b/d)	6,365	6,164	6,235
Chemicals sales volumes (thousand tonnes)	17,008	17,386	18,669

[A] See Notes 2 and 4 to the “Consolidated Financial Statements”. Segment earnings are presented on a current cost of supplies basis.

[B] See “Non-GAAP measures reconciliation”.

[C] The basis of calculation differs from that used for the “Refinery and chemical plant availability” measure in “Performance indicators”, which excludes downtime due to uncontrollable factors.

OVERVIEW

Shell’s Downstream organisation is made up of a number of different business activities, part of an integrated value chain, that collectively turn crude oil into a range of refined products, which are moved and marketed around the world for domestic, industrial and transport use. The products we sell include gasoline, diesel, heating oil, aviation fuel, marine fuel, liquefied natural gas (LNG) for transport, lubricants, bitumen, sulphur and liquefied petroleum gas (LPG). In addition, we produce and sell petrochemicals for industrial use worldwide.

Our Downstream activities comprise Refining, Pipelines, Marketing, Chemicals and Trading and Supply. Marketing includes Retail, Lubricants, Business to Business (B2B) and Alternative Energies. Chemicals has major manufacturing plants, located close to refineries, and its own marketing network. In Trading and Supply, we trade crude oil, oil products and petrochemicals, to optimise feedstocks for Refining and Chemicals, to supply our Marketing businesses and third parties, and for our own profit.

BUSINESS CONDITIONS

Industry refining margins were higher on average in 2014 than in 2013 in the key refining hubs of the USA and Singapore, and were little changed in Europe. In particular, margins improved in the USA where increased domestic crude oil and natural gas production lowered oil acquisition costs (relative to international prices). Some demand growth, especially around the summer driving season in the USA, also contributed to higher US Gulf Coast margins.

In 2015, increased demand for middle distillates is expected to be a key driver of refining margins, supported by demand for gasoline in the middle of the year. However, the overall outlook remains unclear because of continuing economic uncertainty, geopolitical tensions in some regions that could lead to supply disruptions and overcapacity in the global refining market.

In Chemicals, industry naphtha cracker margins increased from 2013, particularly in Asia where there was less cracker capacity available. US ethane cracker margins were high relative to naphtha cracker margins in other regions due to ample ethane supply. The outlook for petrochemicals for 2015 is dependent on the growth of the global economy, especially in Asia, and developments in raw material prices.

EARNINGS 2014-2013

Segment earnings are presented on a current cost of supplies basis (see “Summary of results”), which in 2014 were $4,366 million higher than earnings if presented on first-in, first-out basis (2013: $353 million higher). Segment earnings in 2014 were $3,411 million, 12% lower than 2013. Earnings in 2014 included net charges of $2,854 million, mainly impairments, and in 2013 included net charges of $597 million, described at the end of this section. Excluding the impact of these net charges, earnings in 2014 were 40% higher. The improvement was driven by higher realised refining margins from improved operating performance and a stronger industry environment, higher earnings from Trading and Supply, and lower costs mainly as a result of divestments. Partly offsetting these benefits were lower earnings from Chemicals, impacted by market conditions for intermediate products and shutdowns of some units at Moerdijk in the Netherlands.

Refining made a profit in 2014, compared with a loss in 2013. Realised refining margins were significantly higher overall and higher in all regions except the US West Coast. The increase was driven by operational improvements and stronger industry margin environments in most regions. In Europe, despite a slightly weaker margin environment, realised margins benefited from strong operational performances at the Pernis and Rheinland sites. Realised margins in Canada were higher in 2014 because the Scotford Upgrader was shut for part of 2013. US Gulf Coast realised margins benefited from improved operational performance. The margin environment in Asia improved. There was a loss of margins from the Geelong refinery in Australia which was sold in 2014. US West Coast realised margins were lower mainly due to a maintenance shutdown at Puget Sound in 2014. Motiva’s performance was stronger in 2014 through both improved operational performance and a stronger margin environment. Overall refinery availability increased to 94% from 92% in 2013.

Trading and Supply earnings were significantly higher than 2013, benefiting from increased price volatility and profitable short positions in an oil market where prices declined during the second half of 2014.

Chemicals earnings were lower than in 2013, impacted by two incidents at Moerdijk that disrupted operations. The first, an explosion and fire at the MSPO2 unit, caused a partial shutdown of the site but had only limited financial impact. The second incident, a contamination of the steam boiler water feed, caused a temporary shutdown of all units for the fourth quarter of 2014 with more significant financial impact.

	STRATEGIC REPORT	41
SHELL ANNUAL REPORT AND FORM 20-F 2014	DOWNSTREAM

We expect a significant impact to earnings in 2015 from some units continuing to be non-operational. Additionally, earnings decreased for intermediate products due to weaker general market conditions compared with 2013. Sales prices were higher in 2013 due to industry supply constraints caused by competitor production outages.

Marketing earnings were higher than in 2013 across most businesses despite the divestment of businesses in Australia and Italy. Driving the improvement were stronger unit margins, helped by premium product pricing in Retail, active price management in Lubricants and LPG, and lower costs in Retail. Earnings from Raizen, our biofuels joint venture in Brazil, were higher than in 2013 despite the negative effects of the weakening Brazilian real, mainly as a result of stronger unit margins in the Marketing business.

Oil products sales volumes were 3% higher than in 2013. Higher Trading volumes more than offset lower Marketing volumes, which were impacted by the sale of businesses in Australia and Italy. Excluding these portfolio effects, Marketing volumes were similar to 2013.

Chemicals sales volumes were 2% lower than in 2013, mainly as a result of plant outages at Moerdijk. Chemicals plant availability decreased to 85% from 92% in 2013, mainly due to these outages.

Overall, operating expenses were 3% lower than in 2013. Production and manufacturing expenses were similar to 2013 as the effects of inflation and higher maintenance costs were offset by more favourable exchange rates and divestments. Selling, distribution and administrative expenses decreased due to divestments, reduced spending related to lower volumes in some businesses and more favourable exchange rates.

Depreciation, depletion and amortisation significantly increased in 2014 compared with 2013, mainly due to impairments described below. Excluding the impairments, depreciation decreased compared with 2013 due to divestments and reduced depreciation from impaired assets.

Segment earnings in 2014 included a net charge of $2,854 million, primarily from impairments (mainly in respect of refineries in Asia and Europe) and also from restructuring charges, fair value accounting of commodity derivatives and a provision connected to a prior year sale obligation. Partly offsetting these charges was a gain related to Dutch pension plan amendments.

Segment earnings in 2013 included a net charge of $597 million, resulting primarily from impairments and deferred tax adjustments which were partly offset by a beneficial tax rate change in the UK and gains on divestments.

EARNINGS 2013-2012

Segment earnings in 2013 were $3,869 million, 28% lower than in 2012. Segment earnings were 16% lower excluding the impact of the net charge of $597 million in 2013 described above and the net gain of $39 million in 2012 resulting from net gains on divestments and a tax credit, partly offset by legal and environmental provisions. The 16% decrease was mostly due to Refining making a loss, due to weaker margins, which was partly offset by higher contributions from Chemicals and Trading. Contributions from Marketing were broadly similar to 2012.

Realised refining margins were significantly lower than in 2012 due to a deterioration in industry conditions. Industry refining margins were lower in all regions, except for US Gulf Coast margins which were slightly higher. Lower US West Coast margins in 2013 reflected an excess supply of gasoline in the region. Margins in 2013 were also impacted by a narrower spread between the Brent and West Texas

Intermediate (WTI) crude oil price benchmarks, as an expansion in pipeline capacity increased the ability to move oil from the landlocked area of Cushing, Oklahoma, where WTI is delivered. In Europe, margins remained weak due to: low regional demand; increased imports from Asia, Russia and the USA; and limited export opportunities to the USA due to high gasoline inventories there. Margins in Asia-Pacific were impacted by excess capacity and weak demand due to an economic slowdown.

NET CAPITAL INVESTMENT

Net capital investment was $3.1 billion in 2014 compared with $4.9 billion in 2013. The decrease was primarily due to higher divestment proceeds, which were $2.8 billion in 2014 compared with $0.6 billion in 2013.

Capital investment was $5.9 billion in 2014 compared with $5.5 billion in 2013. In Refining and Chemicals, it increased by $0.5 billion to $3.7 billion and in Marketing it decreased by $0.1 billion to $2.2 billion. In 2014, 54% of our capital investment was used to maintain the integrity and performance of our asset base, compared with 61% in 2013.

PORTFOLIO ACTIONS

In Pipelines, we formed Shell Midstream Partners, L.P. (see “Business and property – Pipelines” in this section).

In Lubricants, with our joint-venture partner Hyundai Oilbank, we opened a base oil manufacturing plant in Daesan, South Korea (Shell interest 40%). The plant has the capacity to produce some 13 thousand barrels of AP1 Group II base oils per day. The first batch of base oil was successfully blended in the Zhapu lubricant oil blending plant in China in August 2014. Shell will take a majority of the output from this plant in the first few years which will significantly increase the volume of Group II base oils for our supply chain in the region.

In Chemicals, Shell has taken full control of Ellba Eastern (Pte) Ltd, through the acquisition of the outstanding 50% interest. The company, which was already operated by Shell, produces styrene monomer and propylene oxide. The buyout enables integration with and optimisation of Shell’s existing asset base on Jurong Island, in Singapore, allowing for future growth. With our partner Qatar Petroleum, we have decided not to proceed with the Al Karaana petrochemicals project in Qatar.

Our Raízen joint venture in Brazil has commissioned a second-generation biofuels plant, which will use technology from Iogen Energy to produce about 40 million litres of cellulosic ethanol a year from leaves, bark and other sugar cane waste. Additionally, Raizen acquired the fuel distributor Distribuidora Latina and its 200-plus retail stations.

We continued to review our portfolio to divest positions that fail to deliver competitive performance or no longer meet our longer-term strategic objectives.

We sold the majority of our Downstream businesses in Australia and Italy. In Australia we retained the aviation business; in Italy we retained the lubricants business.

We sold our shareholdings in the Kralupy and Litvinov refineries in the Czech Republic. We announced the intention to explore viable options for the Port Dickson refinery in Malaysia (Shell interest 51%), including the potential sale or conversion of operations to a storage terminal.

We signed an agreement to sell our retail, commercial fuels and bitumen businesses and supply terminals in Norway to ST1. They will continue to operate under the Shell brand. We intend to continue to

42	STRATEGIC REPORT
	DOWNSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2014

DOWNSTREAM CONTINUED

operate the aviation business as a joint venture with ST1. The Gasnor, marine and lubricants businesses are not included in the agreement.

We have announced our intention to sell the Fredericia refinery, retail, aviation and commercial fuels businesses in Denmark. We intend to continue to sell lubricants via a distributor.

BUSINESS AND PROPERTY

Refining

We have interests in 24 refineries worldwide with the capacity to process a total of over 3.1 million barrels of crude oil per day (Shell share). Approximately 35% of our refining capacity is in Europe and Africa, with 39% in the Americas and 26% in Asia and Oceania.

The Port Arthur refinery in Texas, USA, owned by Motiva Enterprises LLC (Shell interest 50%), is the largest refinery in North America and includes one of the world’s largest single-site base oil manufacturing plants.

Pipelines

Shell Pipeline Company owns and operates seven tank farms across the USA and transports more than 1.5 billion barrels of crude oil and refined products a year through 3,800 miles of pipelines in the Gulf of Mexico and five US states. Our various non-operated ownership interests provide a further 8,000 pipeline miles and offer opportunities for sharing best practices with other pipeline operators.

We carry more than 40 types of crude oil and more than 20 grades of gasoline, as well as diesel fuel, aviation fuel, chemicals and ethylene.

Shell Midstream Partners L.P., was formed to own, operate, develop and acquire pipelines and other midstream assets, and was listed on the New York Stock Exchange under the ticker symbol “SHLX” on October 29, 2014. The partnership’s initial assets, which include a portion of Shell’s interest in four pipelines that transport crude oil and refined products offshore from the Gulf of Mexico and along the US Gulf Coast and East Coast, consist of interests in entities that own crude oil and refined products pipelines which serve as key infrastructure for transporting growing volumes of oil, produced onshore and offshore, to Gulf Coast refining markets. It also delivers refined products from those refineries to major demand centres. Shell controls the general partner and holds a majority share in the limited partnership.

Marketing

RETAIL

There were close to 43,000 Shell-branded retail stations in over 70 countries at the end of 2014. We have more than 100 years’ experience in fuel development. In recent years, we have concentrated on developing fuels with special formulations designed to clean engines and improve performance. We sell such fuels under the Shell V-Power brand in more than 60 countries.

LUBRICANTS

Across approximately 100 countries we make, market or sell technically-advanced lubricants not only for passenger cars, trucks and coaches but also for industrial machinery in the manufacturing, mining, power generation, agriculture and construction sectors.

We lead the global market in branded lubricants. Our passenger car and heavy-duty engine oil brands are the most popular in the USA and China – the world’s largest markets for lubricants.

We have a global lubricants supply chain with a network of eight base oil manufacturing plants, 50 lubricant blending plants, 18 grease plants and four gas-to-liquids base oil storage hubs.

Through our marine activities we primarily provide lubricants, but also fuels and related technical services, to the shipping and maritime sectors. We supply almost 100 grades of lubricants and 10 types of fuel to vessels worldwide, ranging from large ocean-going tankers to small fishing boats.

BUSINESS TO BUSINESS

Our Business to Business (B2B) activities encompass the sale of fuels and speciality products and services to a broad range of commercial customers.

Shell Aviation fuels more than 7,000 aircraft every day at approximately 800 airports in around 40 countries. On average, we refuel an aircraft every 12 seconds.

Shell Gas (LPG) provides liquefied petroleum gas and related services to retail, commercial and industrial customers for cooking, heating, lighting and transport.

Shell Commercial Fuels provides transport, industrial and heating fuels. Our range of products, from reliable main-grade fuels to premium products, can offer tangible benefits. These include fuel economy, enhanced equipment performance, reduction in maintenance frequency and costs as well as environmental benefits, such as reduced emissions. We continue to pursue opportunities in the LNG for transport sector, developing projects that provide us and our customers with the best commercial value. Shell is the first customer of a new, dedicated LNG for transport infrastructure at the Gas Access to Europe (Gate) terminal in the port of Rotterdam in the Netherlands. Shell has committed to buy capacity from the Gate terminal, which has enabled investment in the terminal expansion.

Shell Bitumen supplies on average 11,000 tonnes of products every day to 1,600 customers worldwide and invests in technology research and development to create innovative products.

Shell Sulphur Solutions is a business which manages the complete value chain of sulphur, from refining to marketing. The business provides sulphur for industries such as mining and textiles and also develops new products which incorporate sulphur, such as fertilisers.

ALTERNATIVE ENERGIES

Raízen, our joint venture in Brazil, produces ethanol from sugar cane, and manages a retail network. With an annual production capacity of more than 2 billion litres, it is one of the largest biofuel producers in the world. We investigate alternative energy technologies with a long-term view to develop them into profitable business opportunities. We were one of the first companies to invest in advanced biofuels and continue to research and explore the potential of hydrogen as a fuel.

Chemicals

MANUFACTURING

Our plants produce a range of base chemicals, including ethylene, propylene and aromatics, as well as intermediate chemicals, such as styrene monomer, propylene oxide, solvents, detergent alcohols, ethylene oxide and ethylene glycol. We have the capacity to produce nearly 6 million tonnes of ethylene a year.

	STRATEGIC REPORT	43
SHELL ANNUAL REPORT AND FORM 20-F 2014	DOWNSTREAM

MARKETING

We sell petrochemicals to about 1,000 major industrial customers worldwide. Our Chemicals business is one of the top 10 chemicals enterprises in the world by revenue. Its products are used to make numerous everyday items, from clothing and cars to detergents and bicycle helmets.

Trading and Supply

We trade in physical and financial contracts, lease storage and transportation capacities, and manage shipping activities globally.

With more than 1,500 storage tanks and approximately 150 distribution facilities in around 25 countries, our supply and distribution infrastructure is well positioned to make deliveries around the world. This includes supplying feedstocks for our refineries and chemical plants and finished products such as gasoline, diesel and aviation fuel to our Marketing businesses and customers.

DOWNSTREAM BUSINESS ACTIVITIES WITH IRAN, SUDAN AND SYRIA

Iran

Shell transactions with Iran are disclosed separately. See “Section 13(r) of the US Securities Exchange Act of 1934 Disclosure”.

Sudan

We ceased all operational activities in Sudan in 2008. We have, however, continued soil remediation in 2014 related to earlier operations in the country.

Syria

We are in compliance with all EU and US sanctions. We supply limited quantities of polyols via a Netherlands-based distributor to private sector customers in Syria. Polyols are commonly used for the production of foam in mattresses and soft furnishings.

DOWNSTREAM DATA TABLES

The tables below reflect Shell subsidiaries, the 50% Shell interest in Motiva in the USA and instances where Shell owns the crude oil or feedstocks processed by a refinery. Other joint ventures and associates are only included where explicitly stated.

OIL PRODUCTS – COST OF CRUDE OIL PROCESSED OR CONSUMED [A]	$ PER BARREL

	2014	2013	2012
Total	82.76	90.36	106.82

[A] Includes Upstream margin on crude oil supplied by Shell subsidiaries, joint ventures and associates.

CRUDE DISTILLATION CAPACITY [A]	THOUSAND B/CALENDAR DAY [B]

	2014	2013	2012
Europe	1,033	1,033	1,084
Asia	810	810	664
Oceania	80	118	158
Africa	82	82	83
Americas	1,212	1,212	1,212
Total	3,217	3,255	3,201

[A] Average operating capacity for the year, excluding mothballed capacity.

[B] Calendar day capacity is the maximum sustainable capacity adjusted for normal unit downtime.

ETHYLENE CAPACITY [A]	THOUSAND TONNES/YEAR

	2014	2013	2012
Europe	1,659	1,659	1,659
Asia	1,922	1,922	1,922
Oceania	–	–	–
Africa	–	–	–
Americas	2,212	2,212	2,212
Total	5,793	5,793	5,793

[A] Includes the Shell share of capacity entitlement (offtake rights) of joint ventures and associates, which may be different from nominal equity interest. Nominal capacity is quoted as at December 31.

OIL PRODUCTS – CRUDE OIL PROCESSED [A]		THOUSAND B/D
	2014	2013	2012
Europe	941	1,010	1,069
Asia	688	706	761
Oceania	59	116	93
Africa	69	61	70
Americas	1,149	1,100	1,024
Total	2,906	2,993	3,017

[A] Includes natural gas liquids, share of joint ventures and associates and processing for others.

REFINERY PROCESSING INTAKE [A]		THOUSAND B/D
	2014	2013	2012
Crude oil	2,716	2,732	2,620
Feedstocks	187	183	199
Total	2,903	2,915	2,819
Europe	941	933	970
Asia	639	634	520
Oceania	64	105	150
Africa	69	54	62
Americas	1,190	1,189	1,117
Total	2,903	2,915	2,819

[A] Includes crude oil, natural gas liquids and feedstocks processed in crude distillation units and in secondary conversion units.

REFINERY PROCESSING OUTTURN [A]		THOUSAND B/D
	2014	2013	2012
Gasolines	1,049	1,049	995
Kerosines	331	368	321
Gas/Diesel oils	1,047	1,014	996
Fuel oil	316	274	256
Other	395	389	452
Total	3,138	3,094	3,020

[A] Excludes “own use” and products acquired for blending purposes.

44	STRATEGIC REPORT
	DOWNSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2014

DOWNSTREAM CONTINUED

OIL PRODUCT SALES VOLUMES [A]			THOUSAND B/D
	2014	2013	2012
Europe
Gasolines	405	415	450
Kerosines	264	226	234
Gas/Diesel oils	841	962	909
Fuel oil	176	194	180
Other products	205	168	184
Total	1,891	1,965	1,957
Asia
Gasolines	343	325	352
Kerosines	191	191	172
Gas/Diesel oils	515	483	515
Fuel oil	325	322	355
Other products	441	255	220
Total	1,815	1,576	1,614
Oceania
Gasolines	52	87	93
Kerosines	48	51	48
Gas/Diesel oils	64	115	107
Fuel oil	–	–	4
Other products	10	19	26
Total	174	272	278
Africa
Gasolines	36	45	58
Kerosines	9	9	16
Gas/Diesel oils	52	43	53
Fuel oil	–	3	9
Other products	7	15	13
Total	104	115	149
Americas
Gasolines	1,268	1,149	1,123
Kerosines	206	234	264
Gas/Diesel oils	583	519	528
Fuel oil	68	96	89
Other products	256	238	233
Total	2,381	2,236	2,237
Total product sales [B]
Gasolines	2,104	2,021	2,076
Kerosines	718	711	734
Gas/Diesel oils	2,055	2,122	2,112
Fuel oil	569	615	637
Other products	919	695	676
Total	6,365	6,164	6,235

[A] Excludes deliveries to other companies under reciprocal sale and purchase arrangements, which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.

[B] Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2014 was a reduction in oil product sales of 1,067,000 b/d (2013: 921,000 b/d; 2012: 856,000 b/d).

CHEMICALS SALES VOLUMES [A]		THOUSAND TONNES
	2014	2013	2012
Europe
Base chemicals	3,287	3,423	3,771
First-line derivatives and others	2,019	2,281	2,626
Total	5,306	5,704	6,397
Asia
Base chemicals	2,220	2,266	2,588
First-line derivatives and others	2,901	2,989	3,074
Total	5,121	5,255	5,662
Oceania
Base chemicals	–	–	–
First-line derivatives and others	35	62	75
Total	35	62	75
Africa
Base chemicals	–	–	–
First-line derivatives and others	43	47	54
Total	43	47	54
Americas
Base chemicals	3,251	3,218	3,336
First-line derivatives and others	3,252	3,100	3,145
Total	6,503	6,318	6,481
Total product sales
Base chemicals	8,758	8,907	9,695
First-line derivatives and others	8,250	8,479	8,974
Total	17,008	17,386	18,669

[A] Excludes feedstock trading and by-products.

	STRATEGIC REPORT	45
SHELL ANNUAL REPORT AND FORM 20-F 2014	DOWNSTREAM

MANUFACTURING PLANTS AT DECEMBER 31, 2014

REFINERIES IN OPERATION
					Thousand barrels/calendar day, 100% capacity[B]
	Location	Asset class	Shell interest (%)	[A]	Crude distillation capacity	Thermal cracking/ visbreaking/ coking	Catalytic cracking	Hydro- cracking
Europe
Denmark	Fredericia	●	100		63	40	–	–
Germany	Harburg	●	100		58	14	–	–
	Miro [C]		32		310	65	89	–
	Rheinland	■ ●	100		325	44	–	80
	Schwedt [C]		38		220	47	50	–
Netherlands	Pernis	■ ●	100		404	45	48	81
Asia
Japan	Mizue (Toa) [C]	●¿	18		64	24	38	–
	Yamaguchi [C]	¿	13		110	–	25	–
	Yokkaichi [C]	●¿	26		234	–	55	–
Malaysia	Port Dickson	¿	51		107	–	39	–
Pakistan	Karachi [C]		30		43	–	–	–
Philippines	Tabangao		67		96	31	–	–
Saudi Arabia	Al Jubail [C]	●¿	50		292	85	–	45
Singapore	Pulau Bukom	■ ●	100		462	77	34	55
Africa
South Africa	Durban [C]	¿	38		165	23	34	–
Americas
Argentina	Buenos Aires	●¿	100		100	18	20	–
Canada
Alberta	Scotford	¿	100		92	–	–	62
Ontario	Sarnia	¿	100		71	5	19	9
USA
California	Martinez	●	100		144	42	65	37
Louisiana	Convent [C]	¿	50		227	–	82	45
	Norco [C]	■	50		229	25	107	39
Texas	Deer Park	■ ●	50		312	79	63	53
	Port Arthur [C]	●	50		569	138	81	67
Washington	Puget Sound	●¿	100		137	23	52	–

[A] Shell interest rounded to nearest whole percentage point; Shell share of production capacity may differ.

[B] Calendar day capacity is the maximum sustainable capacity adjusted for normal unit downtime.

[C] Not operated by Shell.

■  Integrated refinery and chemical complex.

●  Refinery complex with cogeneration capacity.

¿  Refinery complex with chemical unit(s).

46	STRATEGIC REPORT
	DOWNSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2014

DOWNSTREAM CONTINUED

MAJOR CHEMICAL PLANTS IN OPERATION [A]

		Thousand tonnes/year, Shell share capacity
	Location	Ethylene	Styrene monomer	Ethylene glycol	Higher olefins	[B]	Additional products
Europe
Germany	Rheinland	272	–	–	–		A
Netherlands	Moerdijk [C]	972	725	155	–		A, I
UK	Mossmorran [D]	415	–	–	–		–
	Stanlow [D]	–	–	–	330		I
Asia
China	Nanhai [D]	475	320	175	–		A, I, P
Japan	Yamaguchi [D]	–	–	–	11		A, I
Saudi Arabia	Al Jubail [D]	366	400	–	–		A, O
Singapore	Jurong Island	281	1,069	1,005	–		A, I, P, O
	Pulau Bukom	800	–	–	–		A, I
Americas
Canada	Scotford	–	485	520	–		A, I
USA	Deer Park	836	–	–	–		A, I
	Geismar	–	–	400	920		I
	Norco	1,376	–	–	–		A
Total		5,793	2,999	2,255	1,261

[A] Shell share of capacity of subsidiaries, joint arrangements and associates (Shell and non-Shell operated), excluding capacity of the Infineum additives joint ventures.

[B] Higher olefins are linear alpha and internal olefins (products range from C6-C2024).

[C] Due to a fire and separate breakdown of the steam boilers in 2014, Moerdijk was not fully in operation at December 31, 2014.

[D] Not operated by Shell.

A  Aromatics, lower olefins.

I   Intermediates.

P  Polyethylene, polypropylene.

O Other.

OTHER CHEMICAL LOCATIONS

	Location	Products
Europe
Germany	Karlsruhe	A
	Schwedt	A
Netherlands	Pernis	A, I, O
Asia
Japan	Kawasaki	A, I
	Yokkaichi	A
Malaysia	Bintulu	I

	Port Dickson	A
Africa
South Africa	Durban	I
Americas
Argentina	Buenos Aires	I
Canada	Sarnia	A, I
USA	Martinez	O
	Mobile	A
	Puget Sound	I

A  Aromatics, lower olefins.

I   Intermediates.

O Other.

	STRATEGIC REPORT	47
SHELL ANNUAL REPORT AND FORM 20-F 2014	CORPORATE

CORPORATE

EARNINGS	$ MILLION

	2014	2013	2012
Net interest and investment expense	(913)	(832)	(1,001)
Foreign exchange (losses)/gains	(263)	(189)	169
Other – including taxation	1,020	1,393	629
Segment earnings	(156)	372	(203)

OVERVIEW

The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell’s holdings and treasury organisation, including its self-insurance activities as well as its headquarters and central functions. All finance expense and income as well as related taxes are included in the Corporate segment earnings rather than in the earnings of the business segments.

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

EARNINGS 2014-2012

Segment earnings for 2014 were a loss of $156 million, compared with a gain of $372 million in 2013 and a loss of $203 million in 2012.

Net interest and investment expense increased by $81 million between 2013 and 2014. Interest expense was higher, mostly driven by new bond issuances and additional finance leases, including those assumed as a result of the acquisition of Repsol LNG businesses. These effects were partly offset by an improvement in the liquidity premium associated with currency swaps. In 2013, net interest and investment expense decreased by $169 million compared with 2012. Interest expense was lower, mostly driven by an increase in the amount of interest capitalised due to the continued ramp-up of projects in Australia and the Gulf of Mexico, and an improvement in the liquidity premium associated with currency swaps. These effects were partly offset by lower interest income.

Foreign exchange losses of $263 million in 2014 (2013: losses of $189 million; 2012: gains of $169 million) were mainly due to the impact of exchange rates on non-functional currency loans and cash balances in operating units.

Other earnings decreased by $373 million in 2014 compared with 2013, mainly due to lower tax credits. In 2013, other earnings were $764 million higher than in 2012, mainly due to a Danish tax credit and the recharge to the business segments of certain costs which were previously reported in Corporate.

48	STRATEGIC REPORT
	LIQUIDITY AND CAPITAL RESOURCES	SHELL ANNUAL REPORT AND FORM 20-F 2014

LIQUIDITY AND CAPITAL RESOURCES

We manage our businesses to deliver strong cash flows to fund investment for profitable growth. Our aim is that, across the business cycle, “cash in” (including cash from operations and divestments) at least equals “cash out” (including capital expenditure, interest and dividends), while maintaining a strong balance sheet.

Gearing, calculated as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of our capital structure. Across the business cycle we aim to manage gearing within a range of 0-30%. During 2014, gearing ranged from 11.7% to 16.1% (2013: 9.1% to 16.1%). See Note 14 to the “Consolidated Financial Statements”.

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

STATEMENT OF CASH FLOWS

Net cash from operating activities in 2014 was $45.0 billion, an increase from $40.4 billion in 2013. There was a cash inflow from working capital movements of $6.4 billion in 2014, compared with $2.9 billion in 2013. The decrease in net cash from operating activities in 2013 compared with 2012 ($46.1 billion) mainly reflected the reduction in earnings and lower dividends from joint ventures and associates

Net cash used in investing activities was $19.7 billion in 2014, a decrease from $40.1 billion in 2013. The decrease was mainly the result of lower capital expenditure ($8.3 billion) and higher proceeds from the sale of assets ($8.7 billion). The increase in net cash used in investing activities in 2013 compared with 2012 ($28.4 billion) was mainly the result of higher capital expenditure and lower proceeds from the sale of assets.

Net cash used in financing activities in 2014 was $12.8 billion (2013: $9.0 billion; 2012: $10.6 billion). This included payment of dividends to Royal Dutch Shell plc shareholders of $9.4 billion (2013: $7.2 billion; 2012: $7.4 billion), repurchases of shares of $3.3 billion (2013: $5.0 billion; 2012: $1.5 billion) and interest paid of $1.5 billion (2013: $1.3 billion; 2012: $1.4 billion), partly offset in 2014 by $1.0 billion received from the Shell Midstream Partners, L.P. initial public offering and by net debt issued of $0.4 billion (2013: net debt issued of $5.4 billion; 2012: issued debt offset by debt repaid).

Cash and cash equivalents were $21.6 billion at December 31, 2014 (2013: $9.7 billion; 2012: $18.6 billion).

CASH FLOW INFORMATION [A]	$ BILLION

	2014	2013	2012
Net cash from operating activities excluding working capital movements
Upstream	33.3	28.8	32.9
Downstream	4.5	7.5	8.0
Corporate	0.8	1.2	1.8
Total	38.6	37.5	42.7
Decrease/(increase) in inventories	8.0	0.6	(1.7)
(Increase)/decrease in current receivables	(1.6)	5.6	14.1
Decrease in current payables	–	(3.3)	(9.0)
Decrease in working capital	6.4	2.9	3.4
Net cash from operating activities	45.0	40.4	46.1
Net cash used in investing activities	(19.7)	(40.1)	(28.4)
Net cash used in financing activities	(12.8)	(9.0)	(10.6)
Currency translation differences relating to cash and cash equivalents	(0.6)	(0.2)	0.2
Increase/(decrease) in cash and cash equivalents	11.9	(8.9)	7.3
Cash and cash equivalents at the beginning of the year	9.7	18.6	11.3
Cash and cash equivalents at the end of the year	21.6	9.7	18.6

[A] See the “Consolidated Statement of Cash Flows”.

	STRATEGIC REPORT	49
SHELL ANNUAL REPORT AND FORM 20-F 2014	LIQUIDITY AND CAPITAL RESOURCES

FINANCIAL CONDITION AND LIQUIDITY

Our financial position is strong. In 2014, we generated a return on average capital employed (ROACE) of 7.1% (see “Return on average capital employed” in this section) and year-end gearing was 12.2% (2013: 16.1%). We returned $11.8 billion to our shareholders through dividends in 2014. Some of those dividends were paid out as 64.6 million shares issued to shareholders who had elected to receive new shares instead of cash. To offset the dilution created by the issuance of those shares, 87.7 million shares were repurchased and cancelled as part of our share buyback programme. In May 2014, we announced the cancellation of our Scrip Dividend Programme. As a result, the second and third quarter 2014 interim dividends have been, and the fourth quarter 2014 interim dividend will be, settled entirely in cash, rather than offering a share-based alternative. In March 2015, we announced that the Scrip Dividend Programme is being reintroduced with effect from the first quarter 2015 interim dividend onwards.

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

Exposure to failed financial and trading counterparties was not material in 2014 (see Note 19 to the “Consolidated Financial Statements”).

Total employer contributions to our defined benefit pension plans in 2014 were $1.8 billion (2013: $2.6 billion) and are estimated to be $2.0 billion in 2015, reflecting current funding levels. See Notes 3 and 17 to the “Consolidated Financial Statements”.

Cash and cash equivalents amounted to $21.6 billion at the end of 2014 (2013: $9.7 billion). Cash and cash equivalents are held in various currencies but primarily in dollars, euros and sterling. Total debt increased by $1.0 billion in 2014 to $45.5 billion at December 31, 2014. The total debt outstanding (excluding leases) at December 31, 2014, will mature as follows: 18% in 2015; 10% in 2016; 10% in 2017; 15% in 2018; and 47% in 2019 and beyond. The debt maturing in 2015 is expected to be repaid from a combination of cash balances and cash generated from operations.

We also maintain a $7.48 billion committed credit facility that was undrawn as at December 31, 2014. Following a one-year extension agreed in November 2014, the facility currently expires in 2019, but may in November 2015, by mutual agreement, be extended for one further year.

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

All CP, EMTN and US shelf issuances have been undertaken by Shell International Finance B.V., the issuance company for Shell, with its debt being guaranteed by Royal Dutch Shell plc.

Further information is included in Note 14 to the “Consolidated Financial Statements”.

In 2014, we took advantage of relatively favourable market conditions in the European market (compared with the US market) and issued $6.4 billion of bonds under our EMTN programme, partly to pre-finance bond maturities in 2015. Periodically, for working capital purposes, we issued commercial paper (2013: we issued commercial paper and $7.75 billion of long-term bonds).

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

The consolidated ratio of earnings to fixed charges of Shell for each of five years ended December 31, 2010-2014, is as follows:

RATIO OF EARNINGS TO FIXED CHARGES
	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges	14.41	20.11	31.12	35.71	21.75

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

50	STRATEGIC REPORT
	LIQUIDITY AND CAPITAL RESOURCES	SHELL ANNUAL REPORT AND FORM 20-F 2014

LIQUIDITY AND CAPITAL RESOURCES CONTINUED

CAPITALISATION TABLE		$ MILLION
	Dec 31, 2014	Dec 31, 2013
Equity attributable to Royal Dutch Shell plc shareholders	171,966	180,047
Current debt	7,208	8,344
Non-current debt	38,332	36,218
Total debt [A]	45,540	44,562
Total capitalisation	217,506	224,609

[A] Of total debt, $39.5 billion (2013: $40.0 billion) was unsecured and $6.0 billion (2013: $4.6 billion) was secured. Further disclosure on debt, including the amount guaranteed by Royal Dutch Shell plc, is in Note 14 to the “Consolidated Financial Statements”.

DIVIDENDS

Our policy is to grow the US dollar dividend through time in line with our view of Shell’s underlying earnings and cash flow. When setting the dividend, the Board of Directors looks at a range of factors, including the macro environment, the current balance sheet and future investment plans. We have announced an interim dividend in respect of the fourth quarter of 2014 of $0.47 per share, a 4.4% increase compared with the US dollar dividend for the same quarter of 2013. The Board expects that the first quarter 2015 interim dividend will be $0.47 per share, in line with the same quarter of 2014.

NET CAPITAL INVESTMENT

The reduction in net capital investment in 2014 compared with 2013 was driven by higher proceeds from divestments and lower capital investment. See “Non-GAAP measures reconciliations”.

NET CAPITAL INVESTMENT		$ MILLION
	2014	2013
Upstream	20,704	39,217
Downstream	3,079	4,885
Corporate	116	201
Total	23,899	44,303

PURCHASES OF SECURITIES

At the 2014 Annual General Meeting (AGM), shareholders granted an authority, which will expire at the end of the 2015 AGM, for the Company to repurchase up to 633 million of its shares. Under this authority, and a similar authority granted at the 2013 AGM, in 2014 we continued a share buyback programme to offset the dilution created by the issuance of shares under our Scrip Dividend Programme. All of the shares purchased under the buyback programme are cancelled. A resolution will be proposed at the 2015 AGM to renew authority for the Company to purchase its own share capital up to specified limits for another year. Shares are also purchased by the employee share ownership trusts and trust-like entities (see the “Directors’ Report”) to meet delivery commitments under employee share plans. All share purchases are made in open-market transactions.

The table below provides information on purchases of shares in 2014 and up to February 17, 2015, by the issuer and affiliated purchasers. Purchases in euros and sterling are converted into dollars using the exchange rate at each transaction date.

PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS [A]
	A shares					B shares					A ADSs
Purchase period	Number purchased for employee share plans	Number purchased for cancellation	[C]	Weighted average price ($	)[B]	Number purchased for employee share plans	Number purchased for cancellation	[C]	Weighted average price ($)	[B]	Number purchased for employee share plans	Weighted average price ($	)[B]
2014
January	–	–		–		–	10,838,990		37.58		938,671	70.81
February	–	–		–		–	14,335,172		38.02		–	–
March	–	–		–		–	7,254,411		38.97		–	–
April	–	–		–		–	–		–		–	–
May	–	3,900,000		39.68		–	–		–		–	–
June	–	5,566,873		40.35		–	–		–		–	–
July	–	4,758,786		40.97		–	–		–		–	–
August	–	5,611,290		40.01		–	–		–		–	–
September	300,000	11,000,929		38.80		784,300	–		39.64		79,073	76.29
October	123,925	21,734,700		35.61		2,058,620	–		31.16		–	–
November	–	–		–		–	–		–		–	–
December	283,600	2,705,000		32.21		149,740	–		35.18		89,253	68.30
Total 2014	707,525	55,277,578		37.72		2,992,660	32,428,573		37.70		1,106,997	71.00
2015
January	–	12,717,512		32.15		–	–		–		1,133,754	65.00
February	–	–		–		–	–		–		–	–
Total 2015 [D]	–	12,717,512		32.15		–	–		–		1,133,754	65.00

[A] Excludes shares issued to affiliated purchasers pursuant to the Scrip Dividend Programme.

[B] Average price paid per share includes stamp duty and brokers’ commission.

[C] Under the share buyback programme.

[D] As at February 17, 2015.

	STRATEGIC REPORT	51
SHELL ANNUAL REPORT AND FORM 20-F 2014	LIQUIDITY AND CAPITAL RESOURCES

CONTRACTUAL OBLIGATIONS

The table below summarises Shell’s principal contractual obligations at December 31, 2014, by expected settlement period. The amounts presented have not been offset by any committed third-party revenue in relation to these obligations.

CONTRACTUAL OBLIGATIONS	$ BILLION

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	5 years and later	Total
Debt [A]	6.7	7.7	8.7	15.0	38.1
Finance leases [B]	1.1	1.9	1.7	6.3	11.0
Operating leases [C]	5.7	9.1	6.1	9.9	30.8
Purchase obligations [D]	119.5	66.4	46.2	170.0	402.1
Other long-term contractual liabilities [E]	–	0.9	0.4	0.3	1.6
Total	133.0	86.0	63.1	201.5	483.6

[A] Contractual repayments excluding $6.7 billion of finance lease obligations. See Note 14 to the “Consolidated Financial Statements”.

[B] Includes interest. See Note 14 to the “Consolidated Financial Statements”.

[C] See Note 14 to the “Consolidated Financial Statements”.

[D] Includes all significant items, including: fixed or minimum quantities to be purchased; fixed, minimum or any agreement to purchase goods and services that is enforceable, legally binding and specifies variable price provisions; and the approximate timing of the purchase.

[E] Includes all obligations included in “Trade and other payables” in “Non-current liabilities” on the “Consolidated Balance Sheet” that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 17 to the “Consolidated Financial Statements”) and obligations associated with decommissioning and restoration (see Note 18 to the “Consolidated Financial Statements”).

The table above excludes interest expense related to debt, which is estimated to be $1.1 billion payable in less than one year, $2.0 billion payable between one and three years, $1.5 billion payable between three and five years, and $7.1 billion payable in five years and later. For this purpose, we assume that interest rates with respect to variable interest rate debt remain constant at the rates in effect at December 31, 2014, and that there is no change in the aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table.

GUARANTEES AND OTHER OFF-BALANCE SHEET ARRANGEMENTS

Guarantees at December 31, 2014, were $3.3 billion (2013: $3.1 billion). This includes $1.6 billion (2013: $2.2 billion) of guarantees of debt of joint ventures and associates, for which the largest amount outstanding during 2014 was $2.2 billion (2013: $2.2 billion).

RETURN ON AVERAGE CAPITAL EMPLOYED

ROACE measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as income for the period adjusted for after-tax interest expense as a percentage of the average capital employed for the period. The tax rate used is Shell’s effective tax rate for the period. Capital employed consists of total equity, current debt and non-current debt.

CALCULATION OF RETURN ON AVERAGE CAPITAL EMPLOYED	$ MILLION

	2014	2013	2012
Income for the period	14,730	16,526	26,960
Interest expense after tax	938	808	938
Income before interest expense	15,668	17,334	27,898
Capital employed – opening	225,710	213,936	197,141
Capital employed – closing	218,326	225,710	213,936
Capital employed – average	222,018	219,823	205,539
ROACE	7.1%	7.9%	13.6%

In 2014, about 32% of our average capital employed was not generating any revenue, which reduced our ROACE by approximately 4%. These assets included projects being developed and exploration acreage.

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

For the years 2014, 2013 and 2012 the Trust recorded income before tax of £2,470 million, £2,361 million and £2,383 million respectively. In each period this reflected the amount of dividends received on the dividend access share.

At December 31, 2014, the Trust had total equity of £nil (2013: £nil; 2012: £nil), reflecting cash of £1,497,815 (2013: £1,333,658; 2012: £1,202,271) and unclaimed dividends of £1,497,815 (2013: £1,333,658; 2012: £1,202,271). The Trust only records a liability for an unclaimed dividend, and a corresponding amount of cash, to the extent that cheques expire, which is one year after their issuance, or to the extent that they are returned unpresented.

52	STRATEGIC REPORT
	ENVIRONMENT AND SOCIETY	SHELL ANNUAL REPORT AND FORM 20-F 2014

ENVIRONMENT AND SOCIETY

Our success in business depends on our ability to meet a range of environmental and social challenges. We must show we can operate safely and manage the effect our activities can have on neighbouring communities and society as a whole. If we fail to do this, we may incur liabilities or sanctions, lose business opportunities, harm our reputation or our licence to operate may be impacted.

The Shell General Business Principles (Principles) include a commitment to sustainable development that involves balancing short- and long-term interests, and integrating economic, environmental and social aspects into our business decisions. We have rigorous standards and a firm governance structure in place to help manage potential impacts. We also work with communities, business partners, non-governmental organisations and other bodies to address potential impacts and share the benefits of our operations and projects.

Data in this section are reported on a 100% basis in respect of activities where we are the operator. Reporting on this operational control basis differs from that applied for financial reporting purposes in the “Consolidated Financial Statements”. Detailed data and information on our 2014 environmental and social performance will be published in April 2015 in the Shell Sustainability Report.

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

We continue to strengthen the safety culture among our employees and contractors. We expect everyone working for us to intervene and stop work that may appear to be unsafe. In addition to our ongoing safety awareness programmes, we hold an annual global safety day to give workers time to reflect on how to prevent incidents. We expect everyone working for us to comply with our 12 mandatory Life-Saving Rules. If employees break these rules, they face disciplinary action up to and including termination of employment. If contractors break the Life-Saving Rules, they can be removed from the worksite.

While we continually work to minimise the likelihood of incidents, some do occur, for example, there was an explosion at our Moerdijk chemical site in the Netherlands in 2014. We investigate all incidents to understand the underlying causes and translate these into improvements in standards or ways of working that can be applied broadly across similar facilities in Shell.

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

We already assess potential costs associated with CO2 emissions when evaluating projects. However, in future, governments may increasingly impose a price on CO2 emissions that relevant companies will have to incorporate in their investment plans and governments may also require companies to apply technical measures to reduce their CO2 emissions. This could result in higher energy, product and project costs. Currently enacted, proposed and future legislation is also expected to increase the cost of doing business. Furthermore, in our own operations, we are working to understand the potential physical impact of climate change in the future on our facilities and new projects.

As energy demand increases and easily accessible oil and gas resources decline, we are developing resources that require more energy and require advanced technology to produce. As our production becomes more energy intensive, we expect there will be an associated increase in the direct CO2 emissions from the Upstream facilities we operate.

We are seeking cost-effective ways to manage CO2 emissions and see potential business opportunities in developing such solutions. Our main contributions to reducing CO2 emissions are in four areas: supplying more natural gas; supplying more biofuels; progressing carbon capture and storage (CCS) technologies; and implementing energy efficiency measures in our operations. To support this, we continue to advocate the introduction of effective carbon pricing.

According to the International Energy Agency (IEA), almost 40% of global primary energy is currently used to generate electricity. For many countries, using more gas in power generation instead of coal can make the largest contribution, at the lowest cost, to meeting their CO2 emission reduction objectives. We expect that, in combination with renewables and use of CCS, natural gas will be essential for significantly lower CO2 emissions beyond 2020. With Shell’s leading position in liquified natural gas (LNG) and new technologies for recovering gas from tight rock formations, we can supply natural gas to replace coal in power generation.

We believe that low-carbon biofuels are one of the most viable ways to reduce CO2 from transport fuels in the coming years. Our Raízen joint venture in Brazil produces low-carbon biofuel from sugar cane. We are also investing in research to help develop and commercialise advanced biofuels.

The IEA has stated that CCS could contribute around 15% of the CO2 mitigation effort required by 2050. To advance CCS technologies, Shell is involved in CCS projects including the Quest project in Canada, the Mongstad test centre in Norway and the Gorgon CO2 injection project in Australia. In 2012, we submitted a proposal for a project in Peterhead, in the UK, to store CO2 in a depleted gas reservoir in the North Sea. In 2014, Shell signed an agreement with the UK government to progress detailed design of the Peterhead CCS project. It could potentially capture and store around 10 million tonnes of CO2 over 10 years from a gas-fired power station. These projects are part of an important demonstration phase for CCS, during which government support is essential. Initiatives such as the European Union’s acceptance of CCS as an offsetting activity under the Clean Development Mechanism are a positive step in progressing such technologies.

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

	STRATEGIC REPORT	53
SHELL ANNUAL REPORT AND FORM 20-F 2014	ENVIRONMENT AND SOCIETY

Our direct greenhouse gas (GHG) emissions increased from 73 million tonnes of CO2 equivalent in 2013 to 76 million in 2014. The increase in flaring, or burning off, of gas in our Upstream business was the main contributor to this increase. The majority of this flaring takes place at facilities where there is no infrastructure to capture the gas produced with oil, known as associated gas. Gas flaring from these operations may rise further in coming years if oil production increases.

Most of the increase in flaring in 2014 relates to Majnoon in Iraq in line with increased oil production. Majnoon represented around 35% of our flaring in 2014. We have agreed two projects to capture most of the associated gas from future production. The first project is scheduled to be completed in 2015. We expect lower flaring levels starting in 2016 when gas gathering equipment is operational.

In parallel, our involvement in Basrah Gas Company (BGC), a joint venture between Shell, South Gas Company and Mitsubishi Corporation in the south of Iraq, continues to reduce flaring in the country. It is the largest gas project in Iraq’s history and the world’s largest flaring reduction project. BGC captures associated gas that would otherwise be flared from three non-operated oil fields in southern Iraq (Rumaila, West Qurna 1 and Zubair) for use in the domestic market.

Around 30% of our flaring takes place in Nigeria, where a challenging operating environment and shortfalls in funding from the government-owned Nigerian National Petroleum Company – which has the majority interest in a joint arrangement operated by Shell Petroleum Development Company of Nigeria Ltd (SPDC) – has slowed progress on projects that are expected to gather additional associated gas currently flared.

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

GREENHOUSE GAS EMISSIONS
	2014	2013
Emissions (million tonnes of CO2 equivalent)
Direct [A]	76	73
Energy indirect [B]	10	10
Intensity ratios (tonne/tonne)
All facilities [C]	0.23	0.22
Downstream refineries [D]	0.29	0.30
Upstream facilities [E]	0.14	0.12

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

SPILLS

Large spills of crude oil, oil products and chemicals associated with our operations can result in major clean-up costs as well as fines and other damages. They can also affect our licence to operate and harm our reputation. We have clear requirements and procedures designed to prevent spills, and our asset integrity programmes include the design, maintenance and operation of spill containment facilities.

Shell business units are responsible for organising and executing oil spill responses in line with Shell guidelines as well as with relevant legal and regulatory requirements. All our offshore installations have plans in place to respond to a spill. These plans detail response strategies and techniques, available equipment, and trained personnel and contracts. We are able to call upon significant resources such as containment booms, collection vessels and aircraft. We are also able to draw upon the contracted services of oil spill response organisations, if required. We conduct regular exercises that seek to ensure these plans remain effective. We have further developed our capability to respond to spills to water, and maintain a Global Response Support Network to support worldwide response capability. This is also supported by our global Oil Spill Excellence Center, which tests local capability, and maintains Shell’s capability globally to respond to a significant incident.

Shell is a founding member of the Marine Well Containment Company, a non-profit industry consortium providing a well-containment response system for the Gulf of Mexico. In addition, Shell was a founding member of the Subsea Well Response Project, an industry cooperative effort to enhance global well-containment capabilities. The additional well-containment capability developed by this project is now managed by an industry consortium via Oil Spill Response Limited.

Shell also maintains site-specific emergency response plans in the event of an onshore spill. Like the offshore response plans, these are designed to meet Shell guidelines as well as relevant legal and regulatory requirements. They also provide for the initial assessment of incidents and the mobilisation of resources needed to manage them.

In 2014, the number of operational spills of more than 100 kilograms decreased to 153 from 174 in 2013. At the end of February 2015, there were three spills under investigation in Nigeria that may result in adjustments.

Although most oil spills in Nigeria result from sabotage and theft of crude oil, there are instances where spills occur in our operations due to operational failures, accidents or corrosion. SPDC responds to all oil spills, regardless of the cause, originating in the area immediately surrounding its pipelines and other facilities. It has been working to reduce operational spills that are under its control. It maintains a public website to track the response, investigation and clean-up of every spill from its facilities due to operational failure, sabotage or theft.

In January 2015, SPDC announced a £55 million settlement agreement with the Bodo community in respect of two operational spills in 2008. The settlement provides for an individual payment to each claimant who accepts the agreement in compensation for losses arising from the spills, up to £35 million in total. The remaining £20 million payment will be made for the benefit of the Bodo community generally. In 2009, clean-up work took place, but we were prevented from accessing some of the spill sites by the community, and this area has subsequently seen additional spills as a result of oil theft and sabotage. Divisions within the community and the litigation process itself created further regrettable delays to the clean-up process. With the support of the former Dutch Ambassador to Nigeria and the involvement of the National Coalition on Gas Flaring and Oil Spills in the Niger Delta (a federation of 25 Niger Delta environmental non-governmental organisations), the community agreed to separate out the clean-up activity from the litigation. Despite some further delays caused

54	STRATEGIC REPORT
	ENVIRONMENT AND SOCIETY	SHELL ANNUAL REPORT AND FORM 20-F 2014

ENVIRONMENT AND SOCIETY CONTINUED

by intra-community divisions, we are pleased that a clean-up plan supported by the community is in place.

HYDRAULIC FRACTURING

Over the last decade, we have expanded our onshore oil and gas portfolio using advances in technology to access previously uneconomic tight-oil and gas resources, including those locked in shale formations.

One of the key technologies applied in tight-oil and tight-gas fields is known as hydraulic fracturing, a technique that has been used since the 1950s. It involves pumping a mixture of water, sand and chemical additives at high pressure into a rock formation, creating tiny fissures through which oil and gas can flow. To protect and isolate potable groundwater from hydraulic-fracturing fluids in the wellbore, we line all our wells with steel casing and cement.

All of our wells are expected to have two or more subsurface barriers to protect groundwater. We monitor a wellbore’s integrity before, during and after hydraulic fracturing. When we acquire assets, we evaluate the assets’ wells for conformity with our safety and operating principles, and put in place a plan with a timeline for rectifying any inconsistencies as far as reasonably practical.

We recycle or reuse as much water as we believe is reasonably practical. We store, treat or dispose of water in accordance with regulatory requirements and Shell standards.

To the extent allowed by our suppliers, Shell supports full disclosure of the chemicals used in hydraulic fracturing fluids for Shell-operated wells. Material Safety Data Sheet information is available on site where wells are being hydraulically fractured. Shell supports regulation to require suppliers to release such information. The chemicals used in hydraulic fracturing will vary from well to well and from contractor to contractor, but some can be toxic. For that reason, we have stringent procedures for handling hydraulic-fracturing chemicals in accordance with the design and assurance processes described above. The formations into which these additives may be injected are typically more than a thousand metres below freshwater aquifers. Our procedures require that potable groundwater must be isolated from well completion and production activities. Moreover, we only use air, water or a water-based liquid while drilling through the potable groundwater aquifer to a depth below the aquifer. The casing and cement are then put in place before drilling is resumed and hydraulic fracturing is initiated.

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

Some jurisdictions are considering more stringent permitting, well-construction and other regulations relating to fracturing, as well as local bans and other land use restrictions. Such regulations could subject our operations to delays, increased costs or prohibitions. We have adopted a set of operating principles for all of our onshore tight-oil and gas operations. Our current standards meet or exceed the existing regulatory requirements of the jurisdictions where we operate.

OIL SANDS

We are developing mineable oil sands resources in Alberta, Canada. We use an aqueous extraction method (i.e. warm water) to extract bitumen, which is a heavy oil. Tailings are the residual by-products that remain after the bitumen is separated from the mined oil sands ore. They are composed of some residual bitumen, water, sand, silt, clay particles and naturally occurring trace heavy metals. Tailings are stored in an above-ground tailings’ facilities until the mined-out pit area can be backfilled with tailings materials and fluids. This in-pit backfilling process begins approximately eight to10 years after mining has started. This time allows for mining to progress enough to allow for containment to be built after the area is mined, and for tailings material to be placed as mining continues to advance. Tailings contain naturally occurring chemicals that are toxic. We monitor tailings continuously, assess their potential environmental impact, and take measures to protect wildlife and to mitigate the potential for contamination of surface water and groundwater.

In addition, tailings facilities serve an important purpose in the operation, as they allow water to be recycled, reducing the amount of water required from the river. Over 75% of the water used in our oil sands mining operations is recycled from the tailings’ facilities at our mines.

The tailings management areas at the Athabasca Oil Sands Project’s Muskeg River and Jackpine mines cover an area of 37 square kilometres. The increase in area from 24 square kilometres in 2014 aligns with the development plans for both project sites. Of the 37 square kilometres, six square kilometres are part of the in-pit backfilling process and two square kilometres have been allocated to processing or drying of fluid tailings as part of our atmospheric fines drying process. We estimate that the tailings’ footprint will start to decrease between 2020 to 2025 as the external tailings facilities start to be reclaimed and tailings materials are deposited in pit as part of the in-pit backfilling process.

Alberta regulations require that the land which is disturbed must be reclaimed – for example, through revegetation or reforestation – to a capability equivalent to that which existed prior to development. Dried tailings can be blended and treated to produce material suitable for use in land reclamation. We continue to experience challenges with tailings that have a high percentage of fine particles and liquid content. We are working with the Alberta Government and the Alberta Energy Regulator to ensure that we are in compliance with all oil sands regulatory requirements, including those regarding tailings.

In late 2010, we found water at the bottom of a section of a pit at the Muskeg River Mine. The water was confirmed to be saline and to originate from a deep aquifer below the mine pit. Upon discovery, containment was built to ensure the water remained in the containment area. There has been no inflow from or outflow to the aquifer since January 2012 and the water is contained in the pit where it is continuously monitored and poses minimal risk to the environment or mine production processes. To enable use of the area where the inflow occurred, plans to manage the saline water are in development, including transferring this water to holding ponds where it would be stored and actively monitored while permanent solutions are being considered and is out of the way of the active mining/tailings backfilling area.

	STRATEGIC REPORT	55
SHELL ANNUAL REPORT AND FORM 20-F 2014	ENVIRONMENT AND SOCIETY

EXPLORATION IN ALASKA

We hold more than 410 federal leases for exploration in the Beaufort and Chukchi seas in Alaska. We previously operated for almost 50 years in Alaska, including in both these seas, until 1998. We are familiar with these shallow waters and the hydrocarbon reservoirs beneath them, which are of relatively low pressure.

In 2014, the US Coast Guard published its investigation on the 2012 grounding of the Kulluk mobile offshore drilling unit (MODU), which took place around 1,900 kilometres from the drilling site. The vessel was successfully recovered and ultimately recycled. There were no significant injuries or environmental damage associated with the grounding. Identified issues have been addressed. Enhancements to the programme based on lessons learned from 2012 operations include:

■	The Kulluk has been replaced by the Transocean Polar Pioneer, which is a harsh weather semi-submersible drilling unit.
■	Modifications and subsequent sea trials have been conducted on the Aiviq (towing vessel).
■	Additional ships have been contracted to provide increased backup in operational support.
■	An additional helicopter will be contracted to support aviation activities and provide further backup for air operations.
■	Global guidelines for wet towing of MODUs have been developed. They include processes and procedures for towing MODUs including in harsh weather environments. Shell has shared these guidelines with the US Coast Guard towing task force referenced in the report.

We have strengthened our contractor management and Arctic organisation and, together with the contractors, improved our planning and processes.

To prepare for drilling off the coast of Alaska, we have developed a well intervention and oil spill response capability that includes capping and oil spill response vessels. The Arctic Containment System has been modified since 2012 and is expected to be available for the 2015 drilling season. Improvements have also been made to emergency response assets and additional equipment has been purchased to enhance response capabilities based on the lessons learned during the 2012 season. Maintenance and inventory of critical spare parts for the oil spill response equipment have been enhanced by utilising a dedicated maintenance and storage facility in Anchorage. We have a range of equipment and vessels necessary to respond to a spill 24 hours a day in case a spill happens during our exploration season in Alaska in 2015.

WATER

Fresh water availability and water management are increasingly important strategic business issues for Shell and the energy industry in general, bringing both challenges and opportunities. Global demand for fresh water is growing while access to fresh water is becoming more constrained in some parts of the world.

Shell’s water use may expand in the future with the further development of shale oil and gas, oil sands and our biofuel business. A combination of increasing demand for water resources, growing stakeholder expectations and concerns, and water-related legislation may drive actions that affect our ability to secure access to fresh water and to discharge water from our operations. Although the availability of fresh water is a global issue, water constraints are mainly local, requiring local solutions. In areas of water scarcity, we develop water management action plans and design our operations to minimise their water use.

For example, at Groundbirch, a tight-gas asset in Canada, we are recycling approximately 75% of the water produced. We also jointly commissioned a recycling water treatment plant with the Canadian City of Dawson Creek. The plant treats sewage wastewater for use by Shell and the community.

At our oil sands operations in Canada, we use far less than our water allocation from the Athabasca River and we seek to minimise the amount withdrawn during the winter months when the flow rate is low. We also reduce the amount of fresh water needed in operations by recycling water from the tailings ponds. About 75% of the water we use is recycled and we are investigating new ways to further reduce fresh water intake.

Water is needed to produce ethanol and our biofuel joint venture Raízen has been introducing a system that recycles 90% of the water used in the industrial process.

Our Pearl GTL plant in Qatar does not take fresh water from its arid surroundings. The water produced in the GTL manufacturing process is recycled in the operation, fulfilling all the water needs of the plant.

BIOFUELS

The international market for biofuels is growing, driven largely by the introduction of new energy policies in Europe and the USA that call for more renewable, lower-carbon fuels for transport. Shell predicts that biofuels will increase from 3% of the global transport fuel mix today to around 10% by 2050. According to the IEA, sustainable biofuels are expected to play an increasingly important role in helping to meet our customers’ fuel needs and reduce CO2 emissions.

From cultivation to use, some biofuels emit significantly less CO2 compared with conventional gasoline. But this depends on several factors, such as how the raw materials are produced. Other challenges include concerns over land competing with food crops, labour rights, and the water used in the production process.

In 2014, we used around 9 billion litres of biofuel in our gasoline and diesel blends worldwide, which makes us one of the world’s largest biofuel suppliers. We include our own long-established sustainability clauses in our supply contracts and, where possible, we source biofuels that have been certified against internationally recognised sustainability standards. These clauses are designed to prevent the sourcing of biofuels from suppliers that may not abide by human rights guidelines, or that may have cleared land rich in biodiversity.

We are also developing our own capabilities to produce sustainable biofuel components. The Raízen joint venture produces approximately 2 billion litres annually of ethanol from sugar cane in Brazil – the most sustainable and cost competitive of today’s biofuels. This ethanol can reduce CO2 emissions by around 70% compared with gasoline, from cultivation of the sugar cane to using the ethanol as fuel.

The joint-venture agreement includes developing joint sustainability principles, standards and operating procedures that also apply to third-party suppliers. We also continue to work with industry, governments and voluntary organisations towards the development of global sustainability standards for biofuels.

We continue to invest in developing more advanced biofuels for the future. For example, in 2014 Raízen completed the construction of a commercial-scale pilot plant to produce second-generation bioethanol. This cellulosic ethanol will be generated from sugar cane by-product and therefore will have less impact on food and feed prices. Government support will be required to accelerate the speed of advanced biofuels development.

56	STRATEGIC REPORT
	ENVIRONMENT AND SOCIETY	SHELL ANNUAL REPORT AND FORM 20-F 2014

ENVIRONMENT AND SOCIETY CONTINUED

ENVIRONMENTAL COSTS

We are subject to a variety of environmental laws, regulations and reporting requirements in the countries where we operate. Infringing any of these laws, regulations and requirements could result in significant costs, including clean-up costs, fines, sanctions and third-party claims, as well as harm our ability to do business and our reputation.

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

In this regard, as oil and gas fields mature, it is possible in certain circumstances for seismic activity to increase based on the unique geology of individual fields. For example, after more than 60 years of developing the Groningen gas field in the Netherlands, seismic activity has increased leading to measurable earth tremors. Our Dutch joint venture Nederlandse Aardolie Maatschappij B.V. (NAM) has followed the production plan approved in 2014 by the Minister of Economic Affairs of the Netherlands. It is working with the government to identify effective responses and will follow any future requirements.

NEIGHBOURING COMMUNITIES AND HUMAN RIGHTS

Earning the trust of local communities is essential to the success of our projects and operations. We have global requirements for social performance – how we perform in our relationship with communities.

The requirements set clear rules and expectations for how we engage with and respect communities that may be impacted by our operations. Shell-operated major projects and facilities are required to have a social performance plan and an effective community feedback mechanism. This helps the business to understand the social context in which we plan to operate, identifies potential negative effects on the community and manages impacts. In addition, we have specific requirements intended to minimise our impact on indigenous peoples’ traditional lifestyles and on handling involuntary resettlement.

Shell has long been involved with developments in business and human rights in line with the United Nations’ Guiding Principles on Business and Human Rights. Our Principles and Code of Conduct require our employees and contractors to respect the human rights of fellow workers and communities where we operate.

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

EMPLOYEE OVERVIEW

In 2014, Shell employed an average of 94,000 people in more than 70 countries. We continued to recruit externally to execute our strategy and growth plans for the future, hiring about 1,200 graduates and 2,000 experienced professionals. The majority of each came from technical disciplines. More than 30% of our graduate recruits came from universities outside Europe and the Americas in response to increasing demand for skilled people in other regions.

The table below shows our average employee numbers by geographical area. The increase in 2014 compared with 2013 reflects our continuing growth strategy in Asia and the Americas.

EMPLOYEES BY GEOGRAPHICAL AREA (AVERAGE NUMBERS)		THOUSAND
	2014	2013	2012
Europe	25	25	24
Asia	28	27	25
Oceania	2	3	3
Africa	3	3	3
North America	32	31	29
South America	4	3	3
Total	94	92	87

EMPLOYEE COMMUNICATION AND INVOLVEMENT

We strive to maintain a constructive working environment with employees and, where appropriate, employee representative bodies. However, collective bargaining negotiations can result in disputes, strikes or work stoppages, such as the United Steelworkers union strike initiated on February 1, 2015 , at the Deer Park refinery and laboratory in Texas, USA. While talks are ongoing, we look forward to reaching a mutually acceptable settlement.

Two-way dialogue between management and staff is embedded in our work practices. On a quarterly basis, management briefs employees on Shell’s operational and financial results through various channels, including team meetings, face-to-face gatherings, a personal email from the Chief Executive Officer, webcasts and online publications.

The Shell People Survey is one of the principal tools used to measure employee engagement: the degree of affiliation and commitment to Shell. It provides insights into employees’ views and has had a consistently high response rate. The average employee engagement score in 2014 was 80% favourable, as it was in 2013.

We promote safe reporting of views about our processes and practices. In addition to local channels, our global telephone helpline and website enable employees to report potential breaches of the Shell General Business Principles and Code of Conduct, confidentially and anonymously, in a choice of several languages.

	STRATEGIC REPORT	57
SHELL ANNUAL REPORT AND FORM 20-F 2014	OUR PEOPLE

DIVERSITY AND INCLUSION

We have a culture that embraces diversity and fosters inclusion. By embedding these principles in our operations, we have a better understanding of the needs of our varied customers, partners and stakeholders throughout the world and can benefit from a wider talent pool. We provide equal opportunity in recruitment, career development, promotion, training and rewards for all employees, including those with disabilities. Where possible, we make reasonable adjustments in job design and provide appropriate training for employees who have become disabled.

We actively monitor representation of women and local nationals in senior leadership positions, and have talent-development processes to support us in delivering more diverse representation.

At the end of 2014, the proportion of women in senior leadership positions was 18.1% compared with 17.2% in 2013. Senior leadership positions is a Shell measure based on senior salary group levels and is distinct from the term “senior manager” in the statutory disclosures set out below.

GENDER DIVERSITY DATA (AT DECEMBER 31, 2014)			NUMBER
	Men		Women
Directors of the Company	9	75%	3	25%
Senior managers [A]	829	79%	217	21%
Employees (thousands)	66	71%	28	29%

[A] Senior manager is defined in section 414C(9) of the Companies Act 2006 and accordingly the number disclosed comprises the Executive Committee members who were not Directors of the Company as well as other directors of Shell subsidiaries.

With effect from 2014, we revised our local nationals representation metric to ensure it adequately takes account of the senior local nationals working overseas. In 20 selected key business countries, we began measuring local national coverage, which is defined as the number of senior local nationals (both those working in the respective country and those expatriated) as a percentage of the number of senior leadership positions in their base country.

LOCAL NATIONAL COVERAGE (AT DECEMBER 31, 2014)
	Number of selected countries
	2014	2013
Greater than 80%	12	12
Less than 80%	8	8
Total	20	20

EMPLOYEE SHARE PLANS

Shell has a number of share plans designed to align employees’ interests with Shell’s performance through share ownership. For information on the share-based compensation plans for Executive Directors, see the “Directors’ Remuneration Report”.

Performance Share Plan and Long-term Incentive Plan

Conditional awards of the Company’s shares are made under the terms of the Performance Share Plan (PSP) to some 17,000 employees each year. From 2015, senior executives will receive conditional awards of the Company’s shares under the terms of the Long-term Incentive Plan (LTIP) rather than under the terms of the PSP. The extent to which the awards vest under both plans is determined over a three-year performance period but the performance conditions applicable to each plan are different. Under the PSP, half of the award is linked to the key performance indicators described in “Performance Indicators”, averaged over the period. The other half of the award is linked to a comparative performance condition which involves a comparison with four of our main competitors over the period, based on four relative performance measures. Under the LTIP, the award is solely linked to the comparative performance condition described above. Under both plans, all shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date. In certain circumstances awards may be adjusted before delivery or reclaimed after delivery. None of the awards results in beneficial ownership until the shares vest. See Note 21 to the “Consolidated Financial Statements”.

Restricted Share Plan

Under the Restricted Share Plan, awards are made on a highly selective basis to senior staff. Shares are awarded subject to a three-year retention period. All shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date. In certain circumstances awards may be adjusted before delivery or reclaimed after delivery.

Global Employee Share Purchase Plan

Eligible employees in participating countries may participate in the Global Employee Share Purchase Plan. This plan enables them to make contributions from net pay towards the purchase of the Company’s shares at a 15% discount to the market price, either at the start or at the end of an annual cycle, whichever date offers the lower market price.

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

Strategic Report signed on behalf of the Board /s/ Michiel Brandjes
Michiel Brandjes
Company Secretary
March 11, 2015

58	GOVERNANCE
	THE BOARD OF ROYAL DUTCH SHELL PLC	SHELL ANNUAL REPORT AND FORM 20-F 2014

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

He is Chairman of the Board of Directors of Outokumpu Oyj, a Non-executive Director of Tetra Laval Group and an Advisory Partner of Perella Weinberg Partners.

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

He is Chairman of the Supervisory Board of AFC Ajax N.V. and the Supervisory Board of Heineken N.V., a member of the Supervisory Board of HAL Holding N.V., a Non-executive Director of GlaxoSmithKline plc and a trustee of various charities.

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

SIMON HENRY

Chief Financial Officer

Born July 13, 1961. A British national, appointed Chief Financial Officer of the Company with effect from May 2009.

He was Chief Financial Officer for Exploration & Production from 2004 to 2009, and was Head of Group Investor Relations from 2001 to 2004. Prior to these roles, he held various finance posts including Finance Manager of Marketing in Egypt, Controller for the Upstream business in Egypt, Oil Products Finance Adviser for Asia-Pacific, Finance Director for the Mekong Cluster, and General Manager Finance for the South East Asian Retail business. He joined Shell in 1982 as an engineer at the Stanlow refinery in the UK and in 1989 qualified as a member of the Chartered Institute of Management Accountants.

He was appointed a Non-executive Director of Lloyds Banking Group plc with effect from June 2014.

GUY ELLIOTT

Non-executive Director

Born December 26, 1955. A British national, appointed a Non-executive Director of the Company with effect from September 2010.

He was Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited from 2002 to April 2013, and remained Senior Executive Director of these companies until the end of 2013. Prior to joining the Rio Tinto Group, he worked in investment banking and gained an MBA at INSEAD. From 2007 to 2010, he was a Non-executive Director of Cadbury plc, serving as Chairman of its Audit Committee from 2008 to 2009 and as Senior Independent Director from 2008 to 2010.

He is a member of the UK Takeover Panel, which he joined in 2012, and was appointed Chairman of the Code Committee of the Panel with effect from February 2014. He was appointed a Non-executive Director of SABMiller plc in July 2013 and later that year was appointed Deputy Chairman and Senior Independent Director.

Chairman of the Audit Committee and Member of the Nomination and Succession Committee

	GOVERNANCE	59
SHELL ANNUAL REPORT AND FORM 20-F 2014	THE BOARD OF ROYAL DUTCH SHELL PLC

EULEEN GOH

Non-executive Director

Born April 20, 1955. A Singaporean national, appointed a Non-executive Director of the Company with effect from September 1, 2014.

She is a chartered accountant and also has professional qualifications in banking and taxation. She held various senior management positions with Standard Chartered Bank and was Chief Executive Officer of Standard Chartered Bank, Singapore from 2001 until 2006.

She has also held non-executive appointments on various boards including Aviva plc, MediaCorp Pte Limited, Singapore Airlines Limited, Singapore Exchange Limited, Standard Chartered Bank Malaysia Berhad and Standard Chartered Bank Thai pcl. She was previously Chairman of International Enterprise Singapore and the Accounting Standards Council, Singapore.

She is a Non-executive Director of CapitaLand Limited, DBS Bank Limited, DBS Group Holdings Limited and SATS Limited, and a Trustee of the Singapore Institute of International Affairs Endowment Fund. She is also Non-executive Chairman of the Singapore International Foundation and a Non-executive Director of Singapore Health Services Pte Limited, both not-for-profit organisations.

Member of the Audit Committee

CHARLES O. HOLLIDAY

Non-executive Director

Born March 9, 1948. A US national, appointed a Non-executive Director of the Company with effect from September 2010.

He was Chief Executive Officer of DuPont from 1998 to 2009, and Chairman from 1999 to 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year, Tokyo-based posting as President of DuPont Asia/Pacific. He is Chairman of the National Academy of Engineering and is a founding member of the International Business Council. He has previously served as Chairman of The Business Council, Catalyst, the Society of Chemical Industry – American Section and the World Business Council for Sustainable Development.

He is a member of the board of Directors of Bank of America Corporation, having previously served as Chairman from 2010 until September 2014, and is a member of the board of Directors of Deere & Company.

Chairman of the Corporate and Social Responsibility Committee and Member of the Remuneration Committee

GERARD KLEISTERLEE

Non-executive Director

Born September 28, 1946. A Dutch national, appointed a Non-executive Director of the Company with effect from November 2010.

He was President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips N.V. from 2001 to 2011. Having joined Philips in 1974, he held several positions before being appointed as Chief Executive Officer of Philips’ Components division in 1999 and Executive Vice-President of Philips in 2000. From 2010 to 2013, he was a member of the board of Directors of Dell Inc. and, from 2009 to April 2014, he was a member of the Supervisory Board of Daimler AG.

He is Chairman of Vodafone Group plc and a Non-executive Director of IBEX Global Solutions plc.

Chairman of the Remuneration Committee and Member of the Audit Committee

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

He is a Senior Adviser to the Universal Music Group and a Visiting Professor and Council Member of King’s College, London. In January 2015, he was appointed a Non-executive Director of the Innovia Group.

Member of the Corporate and Social Responsibility Committee

LINDA G. STUNTZ

Non-executive Director

Born September 11, 1954. A US national, appointed a Non-executive Director of the Company with effect from June 2011.

She is a founding partner of the law firm of Stuntz, Davis & Staffier, P.C., based in Washington, DC. Her law practice includes energy and environmental regulation, as well as matters relating to government support of technology development and transfer. She chaired the Electricity Advisory Committee to the US Department of Energy from 2008 to 2009, and was a member of the Board of Directors of Schlumberger Limited from 1993 to 2010. From 1989 to 1993, she held senior policy positions at the US Department of Energy, including Deputy Secretary. She played a principal role in the development and enactment of the Energy Policy Act of 1992. From 1981 to 1987, she was an Associate Minority Counsel and Minority Counsel to the Energy and Commerce Committee of the US House of Representatives.

She is a member of the boards of Directors of Raytheon Company and Edison International.

Member of the Audit Committee

60	GOVERNANCE
	THE BOARD OF ROYAL DUTCH SHELL PLC	SHELL ANNUAL REPORT AND FORM 20-F 2014

THE BOARD OF ROYAL DUTCH SHELL PLC CONTINUED

PATRICIA A. WOERTZ

Non-executive Director

Born March 17, 1953. A US national, appointed a Non-executive Director of the Company with effect from June 1, 2014.

She is Chairman and former Chief Executive Officer of Archer Daniels Midland Company in the USA, which she joined in 2006. She began her career as a certified public accountant with Ernst & Ernst in Pittsburgh, USA before joining Gulf Oil Corporation in 1977 where she held various positions in refining, marketing, strategic planning and finance. Following the merger of Gulf and Chevron in 1987, she led international operations as President of Chevron Canada and, later, Chevron International Oil Company. With the merger of Chevron and Texaco in 2001, she was Executive Vice President responsible for global refining, marketing, lubricant, and supply and trading operations until 2006.

She is a member of the boards of Directors of The Procter & Gamble Company, UI LABS and World Business Chicago. She also leads the US section of the US – Brazil CEO Forum and is a member of The Business Council. In 2010, the US President appointed her to The President’s Export Council.

Member of the Corporate and Social Responsibility Committee

GERRIT ZALM

Non-executive Director

Born May 6, 1952. A Dutch national, appointed a Non-executive Director of the Company with effect from January 1, 2013.

He was an adviser to PricewaterhouseCoopers during 2007, Chairman of the trustees of the International Accounting Standards Board from 2007 to 2010, an adviser to Permira from 2007 to 2008, and Chief Financial Officer of DSB Bank from 2007 to 2008. He was the Minister of Finance of the Netherlands twice, from 1994 to 2002 and from 2003 to 2007. In between, he was Chairman of the parliamentary party of the VVD. Prior to 1994, he was head of the Netherlands Bureau for Economic Policy Analysis, a professor at Vrije Universiteit Amsterdam and held various positions at the Ministry of Finance and at the Ministry of Economic Affairs. He studied General Economics at Vrije Universiteit Amsterdam and received an Honorary Doctorate in Economics from this university.

He is Chairman of the Managing Board of ABN AMRO Bank N.V., a position he has held since 2010.

Member of the Corporate and Social Responsibility Committee and the Remuneration Committee

MICHIEL BRANDJES

Company Secretary

Born December 14, 1954. A Dutch national, appointed as Company Secretary and General Counsel Corporate of the Company in February 2005.

He joined Shell in 1980 as a Legal Adviser and was later appointed Head of Legal in Singapore. Following a period as Head of Legal in China, he was appointed Company Secretary of Royal Dutch Petroleum Company. In June 2014, he was appointed a Non-executive Director of Constellium N.V.

	GOVERNANCE	61
SHELL ANNUAL REPORT AND FORM 20-F 2014	SENIOR MANAGEMENT

SENIOR MANAGEMENT

The Senior Management of the Company comprises the Executive Directors and those listed below. All are members of the Executive Committee (see page 68).

JOHN ABBOTT

Downstream Director

Born March 24, 1960. A British national, appointed Downstream Director with effect from October 2013. Previously, he was Executive Vice President Manufacturing, responsible for oil refineries and petrochemicals plants worldwide. He joined Shell in 1981, and has held a variety of management positions in refining, chemicals and upstream heavy oil, working in Canada, the Netherlands, Singapore, Thailand, the UK and the USA.

HARRY BREKELMANS

Projects & Technology Director

Born June 11, 1965. A Dutch national, appointed Projects & Technology Director with effect from October 1, 2014. Previously, he was Executive Vice President for Upstream International Operated based in the Netherlands. He joined Shell in 1990, and has held a variety of management positions in Exploration and Production, Internal Audit, and Group Strategy and Planning. From 2011 to 2013, he was Country Chairman – Russia and Executive Vice President for Russia and the Caspian region.

ANDREW BROWN

Upstream International Director

Born January 29, 1962. A British national, appointed Upstream International Director with effect from April 2012. Previously, he was Executive Vice President for Shell’s activities in Qatar and a member of the Upstream International Leadership Team. He was awarded the Order of the British Empire in 2012 for his services to British-Qatari business relations.

DONNY CHING

Legal Director

Born February 14, 1964. A Malaysian national, appointed Legal Director with effect from February 10, 2014. Previously, he was General Counsel for the Project & Technology business based in the Netherlands. He joined Shell in 1988 based in Australia, moving to Hong Kong and later to London. In 2008, he was appointed Head of Legal at Shell Singapore, having served as Associate General Counsel for the Gas & Power business in Asia-Pacific.

HUGH MITCHELL

Chief Human Resources & Corporate Officer

Born February 13, 1957. A British national, appointed Chief Human Resources & Corporate Officer with effect from July 2009. Previously, he was Human Resources Director of Shell. In 2003, he was appointed Director International, one of the Royal Dutch/Shell Group’s Corporate Centre Directors, having served as HR Vice President for the Global Oil Products business. He is a Non-executive Director of RSA Insurance Group plc.

MARVIN ODUM

Upstream Americas Director

Born December 13, 1958. A US national, appointed Upstream Americas Director with effect from July 2009. Previously, he was Executive Vice President for the Americas for Shell Exploration & Production. In 2008, he was appointed President of Shell Oil Company, having served as Executive Vice President since 2005 with responsibility for Shell’s Exploration & Production businesses in the western hemisphere.

62	GOVERNANCE
	DIRECTORS’ REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

DIRECTORS’ REPORT

MANAGEMENT REPORT

This Directors’ Report, together with the “Strategic Report” on pages 6-57, serves as the Management Report for the purpose of Disclosure and Transparency Rule 4.1.8R.

FINANCIAL STATEMENTS AND DIVIDENDS

The “Consolidated Statement of Income” and “Consolidated Balance Sheet” can be found on pages 107 and 108 respectively.

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

Dividends on Royal Dutch Shell plc A shares (A shares) are paid by default in euros, although holders are able to elect to receive dividends in sterling. Dividends on Royal Dutch Shell plc B shares (B shares) are paid by default in sterling, although holders are able to elect to receive dividends in euros. Dividends on ADSs are paid in US dollars.

The Scrip Dividend Programme, which enabled shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends (if approved by the Board), was cancelled with effect from the second quarter 2014 interim dividend onwards [B]. The programme is being reintroduced with effect from the first quarter 2015 interim dividend onwards. More information can be found at www.shell.com/scrip.

[B] Only new A shares were issued under the programme, including to shareholders who held B shares.

The Directors have announced a fourth-quarter interim dividend as set out in the table below, payable on March 20, 2015, to shareholders on the Register of Members at close of business on February 13, 2015. The closing date for dividend currency election was February 27, 2015 [C]. The euro and sterling equivalents announcement date was March 6, 2015.

[C] A different currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. Such shareholders can obtain the applicable deadlines from their broker, financial intermediary, bank or financial institution where they hold their securities account.

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

Each of the Directors, whose names and functions can be found on pages 58-60, confirms that, to the best of their knowledge:

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

DIVIDENDS								2014
	A shares			B shares[A]			A ADSs	B ADSs
	$	€	pence	$	pence	€	$	$
Q1	0.47	0.3468	28.03	0.47	28.03	0.3468	0.94	0.94
Q2	0.47	0.3632	29.09	0.47	29.09	0.3632	0.94	0.94
Q3	0.47	0.3828	30.16	0.47	30.16	0.3828	0.94	0.94
Q4	0.47	0.4329	31.20	0.47	31.20	0.4329	0.94	0.94
Total announced in respect of the year	1.88	1.5257	118.48	1.88	118.48	1.5257	3.76	3.76
Amount paid during the year		1.4172	114.16		114.16	1.4172	3.72	3.72

[A] It is expected that holders of B shares will receive dividends through the dividend access mechanism applicable to such shares. The dividend access mechanism is described more fully on page 72.

	GOVERNANCE	63
SHELL ANNUAL REPORT AND FORM 20-F 2014	DIRECTORS’ REPORT

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

GOING CONCERN

The “Strategic Report” includes information about Shell’s financial strategy, financial condition, and liquidity and cash flows, as well as the factors, including the principal risks, likely to affect Shell’s future development. Further information on the management of Shell’s capital structure and use of financial instruments to support its operating plan can be found in Notes 14 and 19 to the “Consolidated Financial Statements” respectively.

Shell’s operating plan for the foreseeable future demonstrates its ability to operate its cash-generating activities, selling products to a diversified customer base. These activities are expected to generate sufficient cash to enable Shell to service its financing requirements, pay dividends and fund its investing activities. As a result, the Directors have a reasonable expectation that Shell has adequate resources to continue in operational existence for the foreseeable future and continue to adopt the going concern basis of accounting in preparing the Consolidated and Parent Company Financial Statements contained in this Report.

REPURCHASES OF SHARES

On May 20, 2014, shareholders approved an authority, which will expire at the end of the 2015 Annual General Meeting (AGM), for the Company to repurchase up to a maximum of 633 million of its shares (excluding purchases for employee share plans). During 2014, 55.3 million A shares with a nominal value of €3.9 million ($4.7 million) (0.9% of the Company’s total issued share capital at December 31, 2014) and 32.4 million B shares with a nominal value of €2.3 million ($2.7 million) (0.5% of the Company’s total issued share capital at December 31, 2014) were purchased for cancellation for a total cost of $3.3 billion including expenses, at an average price of $37.74 per A share and $38.33 per B share. The purpose of the share buyback programme is to offset the dilution created by the issuance of shares for the Company’s Scrip Dividend Programme [A].

[A] The Scrip Dividend Programme was cancelled with effect from the second quarter 2014 interim dividend onwards, and is being reintroduced with effect from the first quarter 2015 interim dividend onwards. More information can be found at www.shell.com/scrip.

From January 1, 2015, to February 17, 2015, a further 12.7 million A shares (0.2% of the Company’s total issued share capital at December 31, 2014) were purchased for cancellation for a total cost of $0.4 billion including expenses, at an average price of $32.15 per share.

The Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. A resolution will be proposed at the 2015 AGM to renew the authority for the Company to purchase its own share capital up to specified limits for a further year. More detail of this proposal is given in the Notice of Annual General Meeting.

BOARD OF DIRECTORS

The Directors during the year were Josef Ackermann (who stood down on May 20, 2014), Ben van Beurden (appointed with effect from January 1, 2014), Guy Elliott, Euleen Goh (appointed with effect from September 1, 2014), Simon Henry, Charles O. Holliday, Gerard Kleisterlee, Jorma Ollila, Sir Nigel Sheinwald, Linda G. Stuntz, Hans Wijers, Patricia A. Woertz (appointed with effect from June 1, 2014) and Gerrit Zalm.

RETIREMENT AND REAPPOINTMENT OF DIRECTORS

In line with the UK Corporate Governance Code (the Code), all Directors will retire at the 2015 AGM and, subject to the Articles of Association and their wish to continue as a Director of the Company, seek reappointment by shareholders. Jorma Ollila will not be seeking reappointment and will be standing down at the conclusion of the 2015 AGM after having served as Chairman since June 2006 [A].

[A] Subject to his reappointment as a Director of the Company by shareholders at the 2015 AGM, Charles O.Holliday will succeed Jorma Ollila as Chairman with effect from the conclusion of the meeting.

The biographies of all current Directors are given on pages 58-60 and, for those seeking reappointment, also in the Notice of Annual General Meeting. Details of the Executive Directors’ contracts can be found on page 97 and copies are available for inspection from the Company Secretary. Furthermore, a copy of the form of these contracts has been filed with the US Securities and Exchange Commission (SEC) as an exhibit.

The terms and conditions of appointment of Non-executive Directors are set out in their letters of appointment with the Company which, in accordance with the Code, are available for inspection from the Company Secretary.

No Director is, or was, materially interested in any contract subsisting during or at the end of the year that was significant in relation to the Company’s business. See also “Related party transactions” below.

DIRECTORS’ INTERESTS

The interests (in shares of the Company or calculated equivalents) of the Directors in office at the end of the year, including any interests of a “connected person” (as defined in the Disclosure and Transparency Rules of the UK’s Financial Conduct Authority), can be found in the “Directors’ Remuneration Report” on pages 87-88.

Changes in Directors’ share interests during the period from December 31, 2014, to March 11, 2015, including changes in the interests in shares awarded under the Long-term Incentive Plan and the Deferred Bonus Plan, can also be found in the “Directors’ Remuneration Report” on pages 87-88.

QUALIFYING THIRD-PARTY INDEMNITIES

The Company has entered into a deed of indemnity with each Director who served during the year under identical terms. The deeds indemnify the Directors to the widest extent permitted by the applicable laws of England against all liability incurred as a Director or employee of the Company or of certain other entities.

RELATED PARTY TRANSACTIONS

Other than disclosures given in Notes 9 and 27 to the “Consolidated Financial Statements”, there were no transactions or proposed transactions that were material to either the Company or any related party. Nor were there any transactions with any related party that were unusual in their nature or conditions.

64	GOVERNANCE
	DIRECTORS’ REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

DIRECTORS’ REPORT CONTINUED

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

RECENT DEVELOPMENTS AND POST-BALANCE SHEET EVENTS

There are no material recent developments and post-balance sheet events to report.

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

DIVERSITY AND INCLUSION

Information concerning diversity and inclusion can be found in the “Strategic Report” on page 57.

EMPLOYEE COMMUNICATION AND INVOLVEMENT

Information concerning employee communication and involvement can be found in the “Strategic Report” on page 56.

CORPORATE SOCIAL RESPONSIBILITY

A summary of Shell’s approach to corporate social responsibility can be found in the “Strategic Report” on pages 52-56. Further details will be available in the Shell Sustainability Report 2014.

GREENHOUSE GAS EMISSIONS

Information relating to greenhouse gas emissions can be found in the “Strategic Report” on page 53.

FINANCIAL RISK MANAGEMENT, OBJECTIVES AND POLICIES

Descriptions of the use of financial instruments and Shell’s financial risk management objectives and policies, and exposure to market risk (including price risk), credit risk and liquidity risk can be found in Note 19 to the “Consolidated Financial Statements”.

SHARE CAPITAL

The Company’s issued share capital as at December 31, 2014, is set out in Note 10 to the “Parent Company Financial Statements”. The percentage of the total issued share capital represented by each class of share is given below.

SHARE CAPITAL PERCENTAGE	%
Share class
A ordinary	61.55
B ordinary	38.45
Sterling deferred	de minimis

TRANSFER OF SECURITIES

There are no significant restrictions on the transfer of securities.

SHARE OWNERSHIP TRUSTS AND TRUST-LIKE ENTITIES

Shell has three primary employee share ownership trusts and trust-like entities: a Dutch foundation (stichting) and two US Rabbi Trusts. The shares held by the Dutch foundation are voted by its Board and the shares in the US Rabbi Trusts are voted by the Voting Trustee, Evercore Trust Company, N.A. Both the Board of the Dutch foundation and the Voting Trustee are independent of Shell.

The UK Shell All Employee Share Ownership Plan has a separate related share ownership trust. Shares held by the trust are voted by its trustee, EES Corporate Trustees Limited, as directed by the participants.

SIGNIFICANT SHAREHOLDINGS

Information concerning significant shareholdings can be found on page 180.

ARTICLES OF ASSOCIATION

Information concerning the Articles of Association can be found on pages 71-75.

LISTING RULE INFORMATION [A]

Information concerning the amount of interest capitalised by Shell can be found in Note 6 to the “Consolidated Financial Statements”.

[A] This information is given in accordance with Listing Rule 9.8.4R.

AUDITORS

PricewaterhouseCoopers LLP has signified its willingness to continue in office and a resolution for its reappointment will be proposed at the 2015 AGM.

CORPORATE GOVERNANCE

The Company’s statement on corporate governance is included in the “Corporate governance” report and is incorporated in this Directors’ Report by way of reference.

ANNUAL GENERAL MEETING

The AGM will be held on May 19, 2015, at the Circustheater, Circusstraat 4, 2586 CW, The Hague, The Netherlands. Details of the business to be put to shareholders at the AGM can be found in the Notice of Annual General Meeting.

Signed on behalf of the Board /s/ Michiel Brandjes
Michiel Brandjes
Company Secretary
March 11, 2015

	GOVERNANCE	65
SHELL ANNUAL REPORT AND FORM 20-F 2014	CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

Dear Shareholders,

I am pleased to introduce this report which will be my last before I step down as Chairman and a Director of Royal Dutch Shell plc (the Company) at this year’s Annual General Meeting (AGM). I have always taken my responsibility to ensure we meet the highest standards of corporate governance very seriously, as I believe such standards are essential to the long-term success of the Company and maintaining investors’ trust. During the year we have again applied the main principles and relevant provisions of the 2012 version of the Financial Reporting Council’s UK Corporate Governance Code (the Code), and I hope this report gives you a good understanding of the systems of governance and control which continue to operate within the Company.

Following my decision to stand down as Chairman after a period of nine years, the Nomination and Succession Committee, under the chairmanship of the Deputy Chairman, conducted a thorough search and benchmarking exercise of internal and external candidates. We were delighted to announce in October 2014 the appointment of Charles O. Holliday, currently a Non-executive Director, as my successor. Chad has a distinguished track record as an international businessman and his appointment has the unanimous support of the Board.

We welcomed two Non-executive Directors, Euleen Goh and Patricia A. Woertz, following their appointment at the 2014 AGM. They both received full and tailored induction programmes, which are ongoing, and they are already bringing their individual skills, knowledge and experience to the boardroom.

The Board and the Nomination and Succession Committee believe the Board should be a diverse mix of people and increasing its diversity is a priority in our succession planning. Gender diversity is an important element of this mix and last year I stated our aim that by 2015 at least 25% of the Directors would be women. This is in line with the recommendations of the report by Lord Davies of Abersoch entitled Women on Boards (Davies Report) and I am pleased to report that we succeeded in meeting our goal by the end of 2014.

In accordance with the Code, we conducted an evaluation of our performance during the year, along with that of the Board committees and individual directors. This was led by the Nomination and Succession Committee. However, unlike last year, the process was conducted in-house rather than being externally facilitated. One of the areas that we looked at was the extent to which suggestions from the 2013 process were implemented in 2014. These included giving greater focus to strategic matters, industry trends and risk, and to increasing Board exposure to senior management below the level of the Executive Committee. I am pleased to say that the Board concluded that good progress had been made in all these areas.

Although we did not engage the services of an external facilitator, the process again proved to be very useful and benefited in particular from fresh insights and perspectives offered by the new Directors appointed during the year. In keeping with the Code, it is the intention that the annual evaluation process will continue to be externally facilitated every three years.

Finally, I would like to thank my fellow Directors, past and present, for their commitment and support over the years in achieving the high standards of corporate governance we have become accustomed to within the Company. I wish my successor and the Board long and continued success.

Jorma Ollila

Chairman

March 11, 2015

STATEMENT OF COMPLIANCE

The Board confirms that throughout the year the Company has applied the main principles and complied with the relevant provisions set out in the Code issued by the Financial Reporting Council in September 2012 [A]. In addition to complying with applicable corporate governance requirements in the UK, the Company must follow the rules of Euronext Amsterdam as well as Dutch securities laws because of its listing on that exchange. The Company must likewise follow US securities laws and the New York Stock Exchange (NYSE) rules and regulations because its securities are registered in the USA and listed on the NYSE.

[A] In September 2014, the Financial Reporting Council issued an updated version of the Code which applies to accounting periods beginning on or after October 1, 2014.

NYSE GOVERNANCE STANDARDS

In accordance with the NYSE rules for foreign private issuers, the Company follows home-country practice in relation to corporate governance. However, foreign private issuers are required to have an audit committee that satisfies the requirements of the US Securities and Exchange Commission’s (SEC) Rule 10A-3. The Company’s Audit Committee satisfies such requirements. The NYSE also requires a foreign private issuer to provide certain written affirmations and notices to the NYSE, as well as a summary of the significant ways in which its corporate governance practices differ from those followed by domestic US companies under NYSE listing standards (see NYSE Rule 303A.11). The Company’s summary of its corporate governance differences is given below and can be found at www.shell.com/investor.

Non-executive Director independence

The Board follows the provisions of the Code in determining Non-executive Director independence, which states that at least half of the Board, excluding the Chairman, should comprise Non-executive Directors determined by the Board to be independent. In the case of the Company, the Board has determined that all the Non-executive Directors as at the end of 2014 are wholly independent.

Nominating/corporate governance committee and compensation committee

The NYSE listing standards require that a listed company maintain a nominating/corporate governance committee and a compensation committee, both composed entirely of independent directors and with certain specific responsibilities. The Company’s Nomination and Succession Committee and Remuneration Committee both comply with these requirements, except that the terms of reference of the Nomination and Succession Committee require only a majority of the committee members to be independent.

Audit Committee

As required by NYSE listing standards, the Company maintains an Audit Committee for the purpose of assisting the Board’s oversight of its financial statements, its internal audit function and its independent auditors. The Company’s Audit Committee is in full compliance with the SEC’s Rule 10A-3 and Section 303A.06 of the NYSE Listed Company Manual. However, in accordance with English law, the Company’s Audit Committee makes recommendations to the Board for it to put to shareholders for approval in general meeting regarding the appointment, reappointment and removal of independent auditors. Consequently, the Company’s Audit Committee is not directly responsible for the appointment of independent auditors.

Shareholder approval of share-based compensation plans

The Company complies with the listing rules of the UK Listing Authority (UKLA), which require shareholder approval for the adoption of share-based compensation plans which are either long-term incentive plans in which one or more Directors can participate or plans which involve or may involve the issue of new shares or the transfer of

66	GOVERNANCE
	CORPORATE GOVERNANCE	SHELL ANNUAL REPORT AND FORM 20-F 2014

CORPORATE GOVERNANCE CONTINUED

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

Code of business conduct and ethics

The NYSE listing standards require that listed companies adopt a code of business conduct and ethics for all directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. The Company has adopted the Shell General Business Principles (see below), which satisfy the NYSE requirements. The Company also has internal procedures in place by which any employee can raise in confidence accounting, internal accounting controls and auditing concerns. Additionally, any employee can report concerns to management by telephone or over the internet without jeopardising their position (see below).

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

BOARD STRUCTURE AND COMPOSITION

During 2014, the Board comprised the Chairman; two Executive Directors, namely the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO); and Non-executive Directors, including the Deputy Chairman and Senior Independent Director [A], as follows:

Period	Number of Non-executive Directors
January 1 to May 20	8
May 21 to May 31	7
June 1 to August 31	8
September 1 to December 31	9

A list of current Directors, including their biographies, can be found on pages 58-60.

[A] Josef Ackermann stood down as a Non-executive Director on May 20, 2014. Euleen Goh and Patricia A. Woertz were appointed as Non-executive Directors with effect from September 1, 2014, and June 1, 2014, respectively.

The Board recognises its collective responsibility for the long-term success of the Company. Generally it meets eight times a year [B] and has a formal schedule of matters reserved to it. This includes: overall strategy and management; corporate structure and capital structure; financial reporting and control, including approval of the Annual Report and Form 20-F, and interim dividends; oversight and review of risk management and internal control; significant contracts; and succession planning and new Board appointments. The full list of matters reserved to the Board for decision can be found at www.shell.com/investor.

[B] See page 67 for the number of meetings held in 2014.

ROLE OF DIRECTORS

The roles of the Chairman, a non-executive role, and the CEO are separate, and the Board has agreed their respective responsibilities.

The Chairman is responsible for the leadership and management of the Board and for ensuring that the Board and its committees function effectively. One way in which this is achieved is by ensuring Directors receive accurate, timely and clear information. He is also responsible for agreeing and regularly reviewing the training and development needs of each Director (see “Induction and training” on page 67) which he does with the assistance of the Company Secretary.

The CEO bears overall responsibility for the implementation of the strategy agreed by the Board, the operational management of the Company and the business enterprises connected with it. He is supported in this by the Executive Committee which he chairs (see page 68).

NON-EXECUTIVE DIRECTORS

Non-executive Directors are appointed by the Board or by shareholders at general meetings and, in accordance with the Code, must seek re-election by shareholders on an annual basis. Their letter of appointment refers to a specific term of office, such term being subject to the provisions of the Code and the Company’s Articles of Association (the Articles). Upon appointment, Non-executive Directors confirm they are able to allocate sufficient time to meet the expectations of the role. Appointments are subject to three months’ notice, and there is no compensation provision for early termination.

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

The role of the Senior Independent Director is to provide a sounding board for the Chairman and to serve as an intermediary for the other Directors when necessary. The Senior Independent Director is available to shareholders if they have concerns which contact through the normal channels of Chairman, CEO or CFO has failed to resolve or for which such contact is inappropriate.

All the Non-executive Directors are considered by the Board to be wholly independent.

	GOVERNANCE	67
SHELL ANNUAL REPORT AND FORM 20-F 2014	CORPORATE GOVERNANCE

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

INDEPENDENT PROFESSIONAL ADVICE

All Directors may seek independent professional advice in connection with their role as a Director. All Directors have access to the advice and services of the Company Secretary. The Company has provided both indemnities and directors’ and officers’ insurance to the Directors in connection with the performance of their responsibilities. Copies of these indemnities and the directors’ and officers’ insurance policies are open to inspection. Copies of these indemnities have been previously filed with the SEC and are incorporated by reference as an exhibit to this Report.

BOARD ACTIVITIES DURING THE YEAR

The Board met seven times during the year. Six of the meetings were held in The Hague, the Netherlands, and one meeting was held in Seoul, South Korea. The agenda for each meeting included a number of regular items, including reports from the CEO, the CFO and the other members of the Executive Committee, from each of the Board committees and from the various functions, including finance (which includes investor relations), health and security, human resources, and legal (which includes the Company Secretary). The Board also considered and approved each of the quarterly, half-year and full-year financial results and dividend announcements and, at most meetings, considered a number of investment, divestment and financing proposals.

In part as a result of the performance evaluation process undertaken in 2013, the Board gave greater focus in 2014 to strategic and performance issues. In June, it held a full-day session on strategy matters which included a review of the tight-gas and liquids-rich shale and Oil Products businesses, and the agenda for further business reviews over the following 12 months. During the year, the Board also received reports and presentations on certain of our activities, including those in Australia, Canada, China, Iraq, Malaysia, Nigeria, Russia, Ukraine and the USA (including Alaska), and on asset integrity and process safety, litigation, risk management, safety and environmental performance, and senior management succession. On occasion, it held informal discussions with leading independent experts on matters of interest, such as strategy, climate change and other environmental concerns, and energy transition scenarios.

INDUCTION AND TRAINING

Following appointment to the Board, Directors receive a comprehensive induction tailored to their individual needs. This includes site visits and meetings with senior management to enable them to build up a detailed understanding of Shell’s business and strategy, and the key risks and issues which they face. For Euleen Goh and Patricia A. Woertz, who were appointed with effect from September 1, 2014, and June 1, 2014, respectively, Director-specific briefing materials were made available and induction sessions were held with various functions and businesses.

Throughout the year, regular updates on developments in legal matters, governance and accounting are provided to Directors. The Board regards site visits as an integral part of ongoing Director training. Additional training is available so that Directors can update their skills and knowledge as appropriate.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS

Attendance during 2014 for all Board and Board committee meetings is given in the table below.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS [A]
	Board	Audit Committee	Corporate and Social Responsibility Committee	Nomination and Succession Committee	Remuneration Committee
Josef Ackermann	2/2			2/2	2/2
Ben van Beurden	7/7
Guy Elliott	7/7	6/6		4/4
Euleen Goh	2/2	2/2
Simon Henry	7/7
Charles O. Holliday	7/7		5/5		4/4
Gerard Kleisterlee	7/7	6/6			2/2
Jorma Ollila	7/7			6/6
Sir Nigel Sheinwald	7/7		5/5
Linda G. Stuntz	7/7	6/6
Hans Wijers	7/7			6/6	2/2
Patricia A. Woertz	4/4		2/3
Gerrit Zalm	7/7		5/5		2/2

[A] The first figure represents attendance and the second figure the possible number of meetings. For example, 7/7 signifies attendance at seven out of seven possible meetings. Where a Director stood down from the Board or a Board committee during the year, or was appointed during the year, only meetings before standing down or after the date of appointment are shown.

68	GOVERNANCE
	CORPORATE GOVERNANCE	SHELL ANNUAL REPORT AND FORM 20-F 2014

CORPORATE GOVERNANCE CONTINUED

BOARD EVALUATION

During the year, the Board carried out a performance evaluation of itself, its Committees, the Chairman and each of the other Directors. This was led by the Nomination and Succession Committee and, unlike the process in 2013, was conducted in-house without engaging the services of an external facilitator. In accordance with the Code, it is the intention that the evaluation process will be externally facilitated every three years.

The 2014 process consisted of the Chairman holding one-to-one interviews with each of the Directors. The Directors were asked to consider specific matters in advance, such as the functioning and effectiveness of the Board, the extent to which suggestions from the 2013 process had been implemented and the major issues and challenges for 2015 and beyond. The Deputy Chairman conducted a separate review of the Chairman’s performance which involved each Director completing a confidential questionnaire (see below) and an offer to meet and discuss any particular issues. A review of each Board committee was undertaken by the respective Committee Chairman by questionnaire and discussed in the relevant committee.

In January 2015, the performance of the Board as a whole and the Board committees was discussed by the Nomination and Succession Committee and subsequently by the full Board. The discussions were led by the Chairman and focused on issues such as the functioning, effectiveness and performance of the Board and Board committees, the follow up on the priorities for change identified from the performance evaluation held in 2013 and the quality of support. Discussion also focussed on the priorities of the Board in 2015 and beyond, and it was agreed these included the following: the impact of the oil price on the Company’s financial framework; performance management and return on investment; and the Company’s strategy regarding climate change.

The performance evaluation of the Chairman was reviewed in a session led by the Deputy Chairman with attendance by all Directors except for the Chairman. Directors had previously answered questions concerning the performance of the Chairman in relation to certain matters, including the management of Board meetings, communication and relationships with the CEO and other Directors, relationships with major shareholders and other stakeholders, and the key challenges for 2015 and beyond. The Deputy Chairman reported that the Directors had commented favourably on the Chairman’s open and approachable style and that the unanimous view of the Chairman’s performance in 2014 was positive. In view of the appointment of Charles O. Holliday as successor to the current Chairman following the forthcoming AGM, it was recognised that 2015 would be a transitional year for the Chairman role.

The results of the evaluation of the CEO were discussed by the Chairman and the Non-executive Directors.

EXECUTIVE COMMITTEE

The Executive Committee operates under the direction of the CEO in support of his responsibility for the overall management of the Company’s business and affairs. The CEO has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders’ general meeting.

The current composition of the Executive Committee is as follows:

EXECUTIVE COMMITTEE
Ben van Beurden	CEO [A][B][C]
Simon Henry	CFO [A][B]
John Abbott	Downstream Director [B]
Harry Brekelmans	Projects & Technology Director [B][D]
Andrew Brown	Upstream International Director [B][E]
Donny Ching	Legal Director [B][F]
Hugh Mitchell	Chief Human Resources & Corporate Officer [B]
Marvin Odum	Upstream Americas Director [B]

[A] Director of the Company.

[B] Designated an Executive Officer pursuant to US Exchange Act Rule 3b-7. Beneficially owns less than 1% of outstanding classes of securities.

[C] Ben van Beurden was appointed CEO in succession to Peter Voser with effect from January 1, 2014.

[D] Harry Brekelmans was appointed Projects & Technology Director in succession to Matthias Bichsel with effect from October 1, 2014.

[E] For the period January 20, 2014 to March 31, 2014, Maarten Wetselaar, Executive Vice President Integrated Gas, was acting Upstream International Director while Andrew Brown was on recuperation leave following a medical procedure.

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

Audit Committee

The Audit Committee report which sets out the composition and work of the Audit Committee is on pages 76-78.

Corporate and Social Responsibility Committee

The current members of the Corporate and Social Responsibility Committee are Charles O. Holliday (Chairman of the Committee), Sir Nigel Sheinwald, Patricia A. Woertz (with effect from June 1, 2014) and Gerrit Zalm. The Committee met five times during the year; the Committee members’ attendances are shown on page 67.

The Committee has a mandate to maintain a comprehensive overview of the policies and performance of the subsidiaries of the Company with respect to the Shell General Business Principles and the Shell Code of Conduct, as well as major issues of public concern. Conclusions and recommendations made by the Committee are reported directly to executive management and the Board.

The Committee fulfils its responsibilities by reviewing the management of health, safety, security, environmental and social impacts of projects and operations. It also monitors emerging environmental and social issues. It additionally provides input into the Shell Sustainability Report and reviews a draft of the report before publication.

In addition to holding regular formal meetings, the Committee visits Shell locations and meets with local staff and external stakeholders to observe how Shell’s standards regarding health, safety, security, the

	GOVERNANCE	69
SHELL ANNUAL REPORT AND FORM 20-F 2014	CORPORATE GOVERNANCE

environment and social performance are being implemented. In 2014, the Committee visited operations in Canada, including Groundbirch, Kitimat and the oil sands, and the Rijswijk Technology Centre in the Netherlands. It also visited Washington, DC, USA where it met with several non-governmental organisations.

Nomination and Succession Committee

The members of the Nomination and Succession Committee are Jorma Ollila (Chairman of the Committee), Guy Elliott (with effect from May 21, 2014) and Hans Wijers. Josef Ackermann stood down as a member of the Committee on May 20, 2014. The Committee met six times during the year; the Committee members’ attendances are shown on page 67.

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

During the year, the Committee dealt with the appointment of the new Chairman (under the chairmanship of the Deputy Chairman), two new

Non-executive Directors and the new Projects & Technology Director. In relation to the appointment of the new Chairman, it was assisted by an external search consultancy (see below) whose main role was to propose suitable external candidates. After careful consideration of internal and external candidates against established criteria, including availability of time to fulfil the responsibilities of the role, the Committee made a recommendation to the Board to appoint Charles O. Holliday with effect from the conclusion of the 2015 AGM [A]. The appointment process for the two new Non-executive Directors involved the Committee drawing up a candidate profile in terms of skills, knowledge, experience, nationality and gender and, following an interview and benchmarking process, making a recommendation to the Board. In both cases, the Board then sought shareholder approval for the appointments at the 2014 AGM.

In addition to continuing its ongoing programme of succession planning for the Non-executive Directors, the Committee considered the Executive Committee talent pipeline, Board committee membership, and a request from an Executive Director to accept an external directorship. It also led the Board evaluation process, considered any potential conflicts of interest and the independence of the Non-executive Directors and reviewed its terms of reference.

The Board takes the issue of boardroom diversity very seriously and believes that maintaining an appropriate balance of skills, knowledge, experience and backgrounds is key to its effective performance. It believes gender diversity is an important element of this mix. In 2011, it issued a statement welcoming the recommendations of the Davies Report and stated that it expected at least 25% of the Directors to be women by 2015, as recommended by the report. After the appointment of two women as Directors during the year, there were a total of three women on the Board at the end of 2014, increasing the percentage of women to 25%.

As part of its role in identifying and nominating suitable candidates for the Board’s approval, the Nomination and Succession Committee will continue to review candidates from a variety of backgrounds and will seek to produce a list of candidates that fully reflects the Board’s goal of becoming more diverse.

The Committee maintains contact with leading global search firms to identify and consider suitable candidates. It used the services of Egon Zehnder in relation to the appointment of the new Chairman, and Spencer Stuart in relation to the appointment of Euleen Goh [B]. It did not use an external search consultancy in relation to the appointment of Patricia A. Woertz. It was not considered necessary to use open advertising in relation to these appointments.

[A] Charles O. Holliday’s biography can be found on page 59. As stated in the biography, he stood down as Chairman of Bank of America Corporation in September 2014.

[B] Neither Egon Zehnder nor Spencer Stuart have any connection with the Company other than that of search consultants.

Remuneration Committee

The Directors’ Remuneration Report, which sets out the composition and work of the Remuneration Committee, the Directors’ remuneration for 2014 and the Directors’ Remuneration Policy which was approved by shareholders at the 2014 AGM, is on pages 79-98.

SHAREHOLDER COMMUNICATIONS

The Board recognises the importance of two-way communication with the Company’s shareholders. The Chairman, the Deputy Chairman and Senior Independent Director, the CEO, the CFO and the Executive Vice President Investor Relations each meet regularly with major shareholders and report the views of such shareholders to the Board. As well as the Company giving a balanced report of results and progress at each AGM, all shareholders have an opportunity to ask questions in person. Shareholders are also free to contact the Company directly at any time of the year via dedicated shareholder email addresses or via dedicated shareholder telephone numbers as given on the inside back cover of this Report. Shell’s corporate website at www.shell.com/investor has information for institutional and retail shareholders alike.

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

NOTIFICATION OF MAJOR SHAREHOLDINGS

Information concerning notifications of major shareholdings can be found on page 180.

RESPONSIBILITY FOR PREPARING THE ANNUAL REPORT AND ACCOUNTS

Information concerning the responsibility for preparing the Annual Report and Accounts can be found on page 62.

70	GOVERNANCE
	CORPORATE GOVERNANCE	SHELL ANNUAL REPORT AND FORM 20-F 2014

CORPORATE GOVERNANCE CONTINUED

CONTROLS AND PROCEDURES

The Board is responsible for maintaining a sound system of risk management and internal control, and for regularly reviewing its effectiveness. It has delegated authority to the Audit Committee to assist it in fulfilling its responsibilities in relation to internal control and financial reporting (see “Audit Committee Report”).

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

Pension plans

Shell has a number of ways to address key pension risks. Principal among these is the Pensions Forum, a joint finance and human resources body chaired by the CFO, which provides guidance on Shell’s input to pension strategy, policy and operation. The Forum is supported by the Pensions Risk Committee in reviewing the results of assurance processes with respect to pension risks (see “Risk factors”).

In general, local trustees manage the funded defined benefit pension plans and set the required contributions based on independent actuarial valuations in accordance with local regulations rather than the IFRS measures. For further information regarding the judgement applied in setting the actuarial assumptions under IFRS and its relationship to the financial position of Shell, see Notes 3 and 17 to the “Consolidated Financial Statements”.

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

Shell’s operations expose it to market, credit and liquidity risk, as described in Note 19 to the “Consolidated Financial Statements”.

Management’s evaluation of disclosure controls and procedures of Shell

As indicated in the certifications in Exhibits 12.1 and 12.2 of this Report, Shell’s CEO and CFO have evaluated the effectiveness of Shell’s disclosure controls and procedures as at December 31, 2014. On the basis of that evaluation, these officers have concluded that Shell’s disclosure controls and procedures are effective.

	GOVERNANCE	71
SHELL ANNUAL REPORT AND FORM 20-F 2014	CORPORATE GOVERNANCE

Management’s report on internal control over financial reporting of Shell

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over Shell’s financial reporting and the production of the “Consolidated Financial Statements”. It conducted an evaluation of the effectiveness of Shell’s internal control over financial reporting and the production of the “Consolidated Financial Statements” based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, management concluded that, as at December 31, 2014, the Company’s internal control over Shell’s financial reporting and the production of the “Consolidated Financial Statements” was effective.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Company’s internal control over financial reporting, as stated in their report on page 105.

The Trustee’s and management’s evaluation of disclosure controls and procedures for the Royal Dutch Shell Dividend Access Trust

The Trustee of the Royal Dutch Shell Dividend Access Trust (the Trustee) and Shell’s CEO and CFO have evaluated the effectiveness of the disclosure controls and procedures in respect of the Dividend Access Trust (the Trust) as at December 31, 2014. On the basis of this evaluation, these officers have concluded that the disclosure controls and procedures of the Trust are effective.

The Trustee’s and management’s report on internal control over financial reporting of the Royal Dutch Shell Dividend Access Trust

The Trustee is responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting. The Trustee and the Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, the Trustee and management concluded that, as at December 31, 2014, the Trust’s internal control over financial reporting was effective.

PricewaterhouseCoopers CI LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Trustee’s and management’s internal control over financial reporting, as stated in its report on page 173.

Changes in internal control over financial reporting

There has not been any change in the internal control over financial reporting of Shell or the Trust that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting. Material financial information of the Trust is included in the “Consolidated Financial Statements” and is therefore subject to the same disclosure controls and procedures as Shell. See the “Royal Dutch Shell Dividend Access Trust Financial Statements” for additional information.

ARTICLES OF ASSOCIATION

The following summarises certain provisions of the Articles [A] and of the applicable laws of England. This summary is qualified in its entirety by reference to the Articles and the Act.

[A] Copies of the Articles have been previously filed with the SEC and are incorporated by reference as exhibits to this Report. They can be found at www.shell.com.

Management and Directors

The Articles provide that the Company’s Board of Directors must consist of not less than three members nor more than 20 members at any time. The Company has a single tier Board of Directors headed by a Chairman, with management led by a CEO. See “Board structure and composition” on page 66.

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

Any dividend or other money payable in cash relating to a share can be paid by sending a cheque, warrant or similar financial instrument payable to the shareholder entitled to the dividend by post to the shareholder’s registered address. Alternatively, it can be made payable to someone else named in a written instruction from the shareholder (or all joint shareholders) and sent by post to the address specified in that instruction. A dividend can also be paid by inter-bank transfer or by other electronic means (including payment through CREST) directly to an account with a bank or other financial institution (or other organisation operating deposit accounts if allowed by the Company) named in a written instruction from the person entitled to receive the payment under the Articles. Such an account must be held at an institution based in the UK unless the share on which the payment

72	GOVERNANCE
	CORPORATE GOVERNANCE	SHELL ANNUAL REPORT AND FORM 20-F 2014

CORPORATE GOVERNANCE CONTINUED

is to be made is held by Euroclear Nederland and is subject to the Dutch Securities Giro Act (“Wet giraal effectenverkeer”). Alternatively, a dividend can be paid in some other way if requested in writing by a shareholder (or all joint shareholders) and agreed to by the Company. The Company will not be responsible for a payment which is lost or delayed.

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

Description of dividend access mechanism

A dividend access share has been issued by The Shell Transport and Trading Company Limited (Shell Transport) to Computershare Trustees (Jersey) Limited as Trustee. Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access share on trust for the holders of B shares and will arrange for prompt disbursement of such dividends to holders of B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and any dividends which are unclaimed after 12 years will revert to Shell Transport. Holders of B shares will not have any interest in the dividend access share and will not have any rights against Shell Transport as issuer of the dividend access share. The only assets held on trust for the benefit of the holders of B shares will be dividends paid to the Trustee in respect of the dividend access share.

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

	GOVERNANCE	73
SHELL ANNUAL REPORT AND FORM 20-F 2014	CORPORATE GOVERNANCE

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

The Articles generally require that, except as noted below, all disputes: (i) between a shareholder in such capacity and the Company and/or its Directors, arising out of or in connection with the Articles or otherwise; (ii) so far as permitted by law, between the Company and any of its Directors in their capacities as such or as the Company’s employees, including all claims made by the Company or on its behalf against Directors; (iii) between a shareholder in such capacity and the Company’s professional service providers (which could include the Company’s auditors, legal counsel, bankers and ADS depositaries); and (iv) between the Company and its professional service providers arising in connection with any claim within the scope of (iii) above, shall be exclusively and finally resolved by arbitration in The Hague, the Netherlands, under the Rules of Arbitration of the International Chamber of Commerce (ICC), as amended from time to time. This would include all disputes arising under UK, Dutch or US law (including securities laws), or under any other law, between parties covered by the arbitration provision. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions, and the ability of shareholders to obtain monetary or other relief may therefore be limited and their cost of seeking and obtaining recoveries in a dispute may be higher than otherwise would be the case.

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

The Articles require that in addition to any requirements under the legislation, the notice for any general meeting must state where the meeting is to be held (the principal meeting place) and the location of any satellite meeting place, which shall be identified as such in the notice. At the same time that notice is given for any general meeting, an announcement of the date, time and place of that meeting will, if practical, be published in a national newspaper in the Netherlands. The rules of the UKLA, Euronext Amsterdam and the NYSE require the Company to inform holders of its securities of the holding of meetings which they are entitled to attend.

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

74	GOVERNANCE
	CORPORATE GOVERNANCE	SHELL ANNUAL REPORT AND FORM 20-F 2014

CORPORATE GOVERNANCE CONTINUED

any shares of that class held as treasury shares, or by special resolution passed at a separate meeting of the registered holders of the relevant class of shares.

It is the intention that all voting at general meetings will be by way of a poll. A poll is voting by means of a ballot where the number of shares held by each voting shareholder is counted, as opposed to voting by way of a show of hands where the actual number of shares held by voting shareholders is not taken into account. Under the Act, if a poll is demanded, the resolution conducted on a poll must be approved by holders of at least a majority of the votes cast at the meeting. Special resolutions require the affirmative vote of at least three-quarters of the votes cast at the meeting to be approved.

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

	GOVERNANCE	75
SHELL ANNUAL REPORT AND FORM 20-F 2014	CORPORATE GOVERNANCE

The UK City Code on Takeovers and Mergers (the Takeover Code) imposes disclosure obligations on parties subject to the Takeover Code’s disclosure regime. The Takeover Code requires that an opening position disclosure be made after the commencement of an offer period and, if later, after the announcement that first identifies an offeror. An opening position disclosure must be made by any person that is interested in 1% or more of any class of relevant securities of any party to the offer. The Takeover Code also requires any person who is, or becomes, interested in 1% or more of any class of relevant securities of an offeree company or any securities exchange offeror to make a dealing disclosure if the person deals in any relevant securities of the offeree company or any securities exchange offeror during an offer period. Where two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities, they will normally be deemed to be a single person for the purpose of the relevant provisions of the Takeover Code.

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

Signed on behalf of the Board /s/ Michiel Brandjes
Michiel Brandjes
Company Secretary
March 11, 2015

76	GOVERNANCE
	AUDIT COMMITTEE REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

AUDIT COMMITTEE REPORT

Dear Shareholders,

I am pleased to present our annual Audit Committee report, which I trust will provide you with some useful insights into our work and the issues we considered during the year. In September we welcomed Euleen Goh as the fourth member of our Committee. As the Audit Committee we assist the Board in fulfilling its oversight responsibilities in areas such as the integrity of financial reporting, the effectiveness of the risk management and internal control system and related governance and compliance matters. We are also responsible for making a recommendation to the Board on the appointment or re-appointment of the external auditor.

During 2014, we held six Committee meetings where we were briefed on and discussed a variety of topics. We also arranged for an additional session where we reviewed the Downstream price/margin assumptions that formed the basis for the impairment charges following management’s own review of the refining assets. The Committee also paid specific attention to the impairment charges relating to Shell’s North American tight-gas and liquids-rich shale properties. We requested and reviewed the outcomes of Shell’s post-investment reviews for certain major projects, acquisitions and disposals.

In addition to our usual disclosures on how we have discharged our responsibilities during the year, we explain in the report those issues we considered to be significant in relation to Shell’s 2014 Consolidated Financial Statements, and how we addressed them. We have advised the Board that the 2014 Annual Report including the financial statements, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess Shell’s performance, business model and strategy. We also explain how we arrived at this conclusion.

As indicated in last year’s report, the Company has started a tender process for the appointment of its external auditor. We expect to complete the process in mid-2015, with the intention that the successful firm be recommended for appointment at the 2016 Annual General Meeting (AGM) in respect of the audit for the 2016 financial year. This will follow new European and UK rules affecting the mandatory tendering of statutory audit services. To assist the Committee in overseeing the selection process and making a recommendation to the Board with respect to the appointment of the external auditor for 2016, a tender advisory committee has been established, which I am chairing, to monitor the process and participate in engagements with potential candidates.

The Committee paid close attention to the succession and transition process for certain key staff during the year and also received a presentation on succession planning for Shell’s other key financial positions.

Finally, we conducted our annual performance evaluation and concluded that the Committee was effective and able to fulfil its role in accordance with its terms of reference, which can be found at www.shell.com/investor.

Guy Elliott

Chairman of the Audit Committee

March 10, 2015

COMPOSITION OF THE AUDIT COMMITTEE

The current members of the Audit Committee are Guy Elliott (Chairman of the Committee), Gerard Kleisterlee, Linda G. Stuntz and, as of September 1, 2014, Euleen Goh, all of whom are financially literate, independent, Non-executive Directors. For the purposes of the Code, Guy Elliott qualifies as a person with “recent and relevant financial experience” and for the purposes of US securities laws is an “audit committee financial expert”. The Committee met six times during the year; the Committee members’ attendances are shown on page 67.

RESPONSIBILITIES

The key responsibilities of the Committee are to assist the Board in fulfilling its oversight responsibilities in relation to: financial reporting; the effectiveness of the system of risk management and internal control; compliance with applicable external legal and regulatory requirements; monitoring the qualifications, expertise, resources and independence of both the internal and external auditors; and assessing each year the auditors’ performance and effectiveness. The Committee keeps the Board informed of the Committee’s activities and recommendations. Where the Committee is not satisfied with, or wherever it considers action or improvement is required concerning any aspect of financial reporting, risk management and internal control, compliance or audit-related activities, it promptly reports these concerns to the Board.

ACTIVITIES

The Committee in its meetings covers a variety of topics. These include both standing items that the Committee considers as a matter of course, typically in relation to the quarterly results announcements, control issues, accounting policies and judgements and reporting matters, as well as a range of specific topics relevant to the overall control framework of the Company. The Committee invites the Chief Executive Officer, the Chief Financial Officer, the Legal Director, the Chief Internal Auditor, the Executive Vice President Controller, the Vice President Accounting and Reporting and the external auditor to attend each meeting. Other members of management attend as and when requested. At every meeting the Committee holds private sessions separately with the external auditor and the Chief Internal Auditor without members of management being present.

During 2014, the Committee received comprehensive reports from management and the internal and external auditors. In particular, it discussed with the Chief Financial Officer, the Executive Vice President Controller, the Vice President Accounting and Reporting and the external auditor issues that arose on accounting policies, practices and reporting, and reviewed aggregated whistle-blowing reports, internal audit reports and analyses of financial reporting matters. The Committee further assessed the robustness of information and risk management and security measures, including cyber security, and discussed the annual report of the Chief Ethics and Compliance Officer. The Committee also discussed the Company’s Annual Report and Accounts, half-year report and quarterly unaudited financial statements with management and the external auditor, and it reviewed the Internal Audit Department’s annual audit plan and the performance assessment of the Internal Audit function. The Committee also requested reports on such matters that it deemed appropriate, for example, governance of operated and non-operated ventures and regulatory, IT and dealing risks associated with trading activities.

As requested by the Board, the Committee has advised the Board of its view that the Annual Report including the financial statements for the year ended December 31, 2014, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess Shell’s performance, business model and strategy (see the “Directors’ Report” on page 63). To arrive at this conclusion the Committee critically assessed drafts of the Annual Report including the financial statements and discussed with management the process undertaken to ensure that it was fair, balanced and

	GOVERNANCE	77
SHELL ANNUAL REPORT AND FORM 20-F 2014	AUDIT COMMITTEE REPORT

understandable. This process included: requesting confirmation from the owners of each section of the Annual Report that the content of their respective section is fair and balanced; ensuring that consistent materiality thresholds are applied; taking into account comments from the external auditor; and receiving affirmation from the Executive Committee. The Committee further reviewed and considered the Directors’ half-year and full-year statements with respect to the going concern basis of accounting.

SYSTEM OF RISK MANAGEMENT AND INTERNAL CONTROL

In 2014, the Committee reviewed and discussed regular reports on risks, controls and assurance, including the annual assessment of the system of risk management and internal control, in order to monitor the effectiveness of the procedures for internal control over financial reporting. This included the Company’s evaluation of the internal control system as required under Section 404 of the Sarbanes-Oxley Act.

SIGNIFICANT ISSUES

The Committee assessed the following significant accounting and reporting issues that arose in relation to Shell’s 2014 Consolidated Financial Statements. The Committee was satisfied with how each of these issues was resolved. As part of this assessment the Committee received reports, requested and received clarification from management, and sought assurance and received input from the external auditor.

Impairments

The Committee considered management’s review of Downstream refining assets and critically assessed the appropriateness of the impairment charges in the first quarter in respect of assets in Asia and Europe, including the write-off of the carrying amount of the Bukom refinery in Singapore, and of the impairment charges in the second quarter in Upstream which were mainly related to tight-gas properties in the USA. The Committee focused on the trigger for impairment testing and the assumptions used in determining the charges. See Notes 3 and 8 to the “Consolidated Financial Statements”.

Following the significant fall in oil and gas prices in the second half of 2014, the Committee reviewed further potential short-term impairment risks at the year end. It supported management’s conclusion that no further impairments were required for the 2014 Consolidated Financial Statements. This will remain an area of focus for the Committee for 2015.

Disposals

The Committee examined the accounting for assets subject to a binding sales agreement and consequential disposals, including Upstream assets in Australia, Brazil, Canada, Nigeria, and the USA and Downstream assets in Australia and Italy. Special attention was given to the accounting for any retained obligations, the assumptions used in determining any resulting charges, and the tax treatment.

Acquisition of Repsol LNG businesses

The Committee reviewed the accounting for the acquisition of Repsol’s LNG businesses outside North America. Areas of judgement which the Committee considered and queried included fair valuations, recognition of goodwill, related tax issues and required provisions. See Note 29 to the “Consolidated Financial Statements”.

Change in shareholding in Woodside

The Committee reviewed the accounting impact of the reduction in Shell’s shareholding in Woodside Petroleum Limited (Woodside). The Committee accepted that Shell continued to have significant influence over Woodside and should continue to account for the interest as an associate.

Discount rates for retirement benefit obligations

The Committee was briefed on the impact of the significant decline in discount rates on the assumptions used in the measurement of Shell’s retirement benefit obligations at the year end and the consequential increase in the net liability during 2014. Assurance on this was provided by our external actuaries. See Notes 3 and 17 to the “Consolidated Financial Statements”.

EXTERNAL AUDITOR

During 2014, the Committee evaluated the effectiveness of the external auditor, PricewaterhouseCoopers LLP (PwC), and the external audit process, taking into account the results of Shell management’s internal survey relating to the external auditor’s performance as well as management’s review and recommendations and its own experiences with the external auditor. Key criteria of the evaluation included: professionalism in areas including competence, integrity and objectivity; efficiency, covering aspects such as service level and cost efficiency; thought leadership and value added; and compliance with relevant legislative, regulatory and professional requirements. PwC appointed a new lead partner in 2014 as his predecessor had completed five years in the role.

Following due consideration, the Committee recommended to the Board that PwC be reappointed for the year ended December 31, 2014. There were no contractual obligations that restricted the Committee’s ability to make such a recommendation.

As required under UK and US auditing standards, the Committee received a letter from the external auditor confirming its independence.

The last competitive audit tender was in 2005 when PwC was appointed as auditor of the Company. Following the Company’s decision in 2013 to start the tender process for the appointment of the external auditor, a market assessment was carried out in 2014 to identify suitable, appropriately experienced candidates to participate in the tender. A request for those selected to submit their proposal was sent out towards the end of the year. The tender advisory committee, chaired by the Chairman of the Audit Committee, monitors, provides advice and reports to the Audit Committee in respect of the tender process, and has engagements with the potential external auditor candidates. The Audit Committee expects to be in a position to make a recommendation to the Board to enable the Board to decide in mid-2015 which firm it will propose to be appointed as the external auditor at the 2016 AGM in respect of the 2016 financial year.

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

78	GOVERNANCE
	AUDIT COMMITTEE REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

AUDIT COMMITTEE REPORT CONTINUED

For other services, because of their knowledge, experience and/or for reasons of confidentiality, it can be more efficient or prudent to engage the external auditor rather than another party. Under the policy, permitted services must not present a conflict of interest. The Committee reviews quarterly reports from management on the extent of the permitted non-audit services provided in accordance with the policy or for which specific approval is being sought. Non-audit services in the following categories can be contracted without further individual prior approval provided the fee value for each contract does not exceed $500,000:

■	tax compliance work that is part of assurance process for the audit of the Consolidated or Parent Company Financial Statements or the accounts of subsidiaries;
■	regulatory compliance audits; and
■	verification of non-financial data for public disclosure.

Any other non-audit services must be specifically approved by the Audit Committee before the external auditor is contracted.

The scope of the permitted non-audit services contracted with the external auditor in 2014 consisted mainly of tax compliance work and the associated compensation amounted to 2% of total auditor’s remuneration.

FEES

Note 28 to the “Consolidated Financial Statements” provides the detail of the auditor’s remuneration.

	GOVERNANCE	79
SHELL ANNUAL REPORT AND FORM 20-F 2014	DIRECTORS’ REMUNERATION REPORT

DIRECTORS’ REMUNERATION REPORT

Principles

The principles underpinning the Remuneration Committee’s (REMCO) approach to executive remuneration remain unchanged. They serve as the foundation for everything we do, and are listed below.

■	Alignment with Shell’s strategy: the Executive Directors’ compensation package should be strongly linked to the achievement of stretch targets that are seen as indicators of the execution of Shell’s strategy.
■	Pay for performance: the majority of Executive Directors’ compensation (excluding benefits and pension) should be linked directly to Shell’s performance through variable pay instruments.
■	Competitiveness: remuneration levels should be determined by reference to companies of comparable size, complexity and global scope.
■	Long-term creation of shareholder value: Executive Directors should align their interests with those of shareholders by holding shares in Royal Dutch Shell plc (the Company).
■	Consistency: the remuneration structure for Executive Directors should generally be consistent with that for the Senior Management of Shell. This consistency builds a culture of alignment with Shell’s purpose and a common approach to sharing in Shell’s success.
■	Compliance: decisions should be made in the context of the Shell General Business Principles and REMCO should ensure compliance with applicable laws and corporate governance requirements when designing and implementing policies and plans.
■	Risk assessment: the remuneration structures and rewards should meet risk-assessment tests to ensure that shareholder interests are safeguarded and that inappropriate actions are avoided.

STATEMENT BY THE CHAIRMAN OF THE REMUNERATION COMMITTEE

Dear Shareholders,

As the new REMCO Chairman, I am pleased to present Shell’s 2014 Directors’ Remuneration Report. I outline below our performance and remuneration determinations, all of which have been made in the context of REMCO’s long-held remuneration principles, noted above, which I endorse.

PERFORMANCE

2014 saw successful delivery of our financial, operational excellence and sustainable development agendas. Cash flow from operations was ahead of target at $45 billion. There was strong operational performance across our businesses. Major projects came on-line as planned, with four new deep-water start-ups contributing to our cash flow. Liquefied natural gas (LNG) sales and refinery and chemical plant availability were ahead of target. Our safety record continued to improve, with total recordable case frequency reduced to below one injury per million working hours. REMCO was therefore pleased to approve an annual bonus scorecard outcome of 1.45.

Shell has improved its competitive position in the oil and gas industry with strong relative three-year performance in production and cash flow, and median earnings per share (EPS) performance. The three-year total shareholder return (TSR) was disappointing. As a result, the 2012 Long-term Incentive Plan (LTIP) award vested below target at 84% (or 42% of the maximum) and the Chief Executive Officer’s (CEO) 2012 Performance Share Plan (PSP) award (which was granted to him prior to being appointed a Director) vested at 97% (or 49% of the maximum).

DECISIONS MADE

As disclosed in the 2013 Annual Report on Remuneration:

■	The base salary and pensionable salary for our CEO, Ben van Beurden, who succeeded Peter Voser with effect from January 1, 2014, was set at €1,400,000.
■	Peter Voser stood down from the Board with effect from December 31, 2013. The key elements of his remuneration until his departure from Shell on March 31, 2014, acting as adviser to Ben van Beurden to ensure a stable transition, were also disclosed in the 2013 report.
■	For LTIP awards from 2014 onwards, the relative hydrocarbon production growth performance measure has been replaced by relative return on average capital employed (ROACE) growth, putting greater focus on capital efficiency.
■	The shareholding requirement as a percentage of base salary has been increased: CEO 700% from 300%; Chief Financial Officer (CFO) 400% from 200%.

We received shareholder approval for new share plans at the 2014 Annual General Meeting (AGM). The key changes are:

■	share plan simplification:
■	fixed mandatory deferral of 50% of bonus into shares;
■	removal of matching shares in the Deferred Bonus Plan (DBP), replacing the value of this in the LTIP; and
■	pro-rating of outstanding LTIP awards for leavers from annual to monthly service calculations.

The Executive Directors’ annual bonuses reward the achievement of internal key performance indicators (KPIs) described in “Performance indicators”. The LTIP measures, linked to the strategy outlined in “Strategy and outlook”, are cash and earnings generation and capital discipline as well as the value created for shareholders. The LTIP rewards outperformance relative to our peers.

REMCO has tied Executive Directors’ compensation closely to long-term performance. Further long-term alignment with shareholders is achieved through high shareholding guidelines, an additional two-year retention period after vesting of the LTIP and compulsory deferral of 50% of the annual bonus into shares to be retained for three years. Incentives are subject to malus and clawback provisions.

THIS REPORT

This Directors’ Remuneration Report for 2014 has been prepared in accordance with relevant UK corporate governance and legal requirements, in particular Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). The Board has approved this report.

This report consists of two further sections:

■	the Annual Report on Remuneration, describing 2014 remuneration as well as implementation of the policy in 2015, which will be subject to an advisory vote at the 2015 AGM; and
■	the Directors’ Remuneration Policy which was approved by shareholders at the 2014 AGM and is included for reference.

80	GOVERNANCE
	DIRECTORS’ REMUNERATION REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

DIRECTORS’ REMUNERATION REPORT CONTINUED

SHAREHOLDER ENGAGEMENT

We held meetings with a number of shareholders in November and December 2014 during which we shared updates on remuneration developments in 2014 and the approved changes for 2015.

IMPACT OF BEN VAN BEURDEN’S PRIOR ASSIGNMENT IN THE UK AND PROMOTION ON SINGLE TOTAL FIGURE OF REMUNERATION

As a long-serving, internationally mobile employee, and member of our Dutch defined benefit pension plan, Ben van Beurden’s promotion to CEO and prior assignment in the UK resulted in a significant increase in pension accrual and related tax equalisation. His benefits were managed consistently with those of other employees in a workforce built on promotion from within and international mobility, reflecting the long-term and global nature of Shell’s business. The CEO did not benefit from any special treatment. If he had been employed in the Netherlands during his previous assignment, there would have been no Dutch tax liability on pension accrual in respect of that assignment.

The pension accrual reflects Ben van Beurden’s salary increase on promotion, at a time when he participated in a final salary pension plan, along with other Shell employees in the Netherlands who joined before July 2013. As disclosed in last year’s report, Ben van Beurden’s UK assignment prior to his board appointment resulted in a UK tax liability in respect of his pension benefits. For UK tax purposes, the increase in his pension benefit is assessed over the UK tax year (to April 5, 2014) and therefore reflects the impact of his salary increase on promotion. Shell has paid the UK tax on the pension accrual in accordance with the tax equalisation policy applicable to all expatriate employees.

CHANGES FOR 2015

■	There are important changes to our Dutch pension arrangements with effect from January 1, 2015: from 2015, and consistent with the treatment for other employees hired before July 2013, the maximum pensionable salary for the CEO will be €89,900. A net pay savings arrangement has been introduced (employer contribution: 24% of salary in excess of €89,900 for the CEO) with the option to take as cash as an alternative to pension contributions (in either case subject to income tax).
■	We are making some changes to our sustainable development measures in the annual bonus scorecard, with the addition of Tier 1 Process Safety events and increased weight of operational spills volumes, as explained on page 83. Effective process safety management is fundamental to preventing significant safety and environmental incidents and REMCO now wishes to see this reflected in Executive Director remuneration.
■	As announced on October 30, 2014, Charles O. Holliday will become Chairman with effect from the conclusion of 2015 AGM, subject to his reappointment as a Director at the AGM. His annual fees following his appointment have been set at €850,000.

As always, I welcome your feedback and look forward to meeting you at our AGM on May 19, 2015.

Gerard Kleisterlee

Chairman of REMCO

March 11, 2015

	GOVERNANCE	81
SHELL ANNUAL REPORT AND FORM 20-F 2014	DIRECTORS’ REMUNERATION REPORT

ANNUAL REPORT ON REMUNERATION

The Annual Report on Remuneration sets out:

■	REMCO and its responsibilities and activities;
■	a summary of our policy in place in 2014, our approved policy, effective January 1, 2015, and planned implementation in 2015;
■	the statement of implementation of the approved policy in 2015; and
■	Directors’ remuneration for 2014.

The base currency in this Annual Report on Remuneration is the euro, as this is the currency of the base salary and country of employment of the Executive Directors. Where amounts are shown in other currencies, an average exchange rate for the relevant year is used, unless a specific date is stated, in which case the average exchange rate for the specific date is used.

REMUNERATION COMMITTEE

The following Directors were members of REMCO during 2014:

■	Gerard Kleisterlee (Chairman of REMCO with effect from May 21, 2014);
■	Hans Wijers (Chairman of REMCO until he stood down on May 20, 2014);
■	Josef Ackermann (stood down on May 20, 2014);
■	Charles O. Holliday; and
■	Gerrit Zalm (with effect from May 21, 2014).

Their biographies are given on pages 58-60; REMCO meeting attendance is given on page 67.

REMCO’s key responsibilities in respect of Executive Directors include:

■	setting remuneration policy;
■	agreeing performance frameworks, setting targets and reviewing performance;
■	determining actual remuneration and benefits; and
■	determining contractual terms.

In addition, REMCO has the responsibility for the Chairman of the Board’s remuneration and for recommending and monitoring the level and structure of remuneration for Senior Management.

REMCO operates within its terms of reference, which are reviewed regularly and updated whenever necessary. They were last updated on January 28, 2015 and are available at www.shell.com. Alternatively, copies can be obtained from the Company Secretary.

Advice from within Shell on various subjects including the Executive Directors’ Scorecard and the remuneration of Senior Management was provided by:

■	Ben van Beurden, CEO;
■	Hugh Mitchell, Chief Human Resources & Corporate Officer and Secretary to REMCO; and
■	Stephanie Boyde, Executive Vice President Remuneration, Benefits & Services.

The Chairman of the Board and the CEO were consulted on remuneration proposals affecting the CFO.

During 2014, REMCO met four times and its activities included:

■	approving the 2013 Directors’ Remuneration Report;
■	approving the 2014 share plan rules;
■	consulting with major shareholders in April, November and December;
■	setting annual bonus performance measures and targets;
■	deciding on base salaries for the CEO and the CFO;
■	determining the 2013 annual bonus outcomes;
■	vesting of the 2011 LTIP, DBP and PSP awards;
■	reviewing malus and clawback provisions;
■	reviewing pension arrangements as a result of regulatory changes in the Netherlands;
■	reviewing the implication of the length of service of Simon Henry in the Netherlands (now treated as a normal Dutch tax resident; tax equalisation of pension);
■	reviewing the Chairman’s fees (Charles O. Holliday not being present during this discussion);
■	tracking external developments and assessing their impact on Shell’s remuneration policy; and
■	reviewing REMCO’s operation.

82	GOVERNANCE
	DIRECTORS’ REMUNERATION REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

REMUNERATION STRUCTURE
Short term	Medium term	Long term
■ Base salary. ■ Annual bonus based on scorecard of short-term strategic targets and individual achievement.	■ 50% of bonus deferred into shares for three years. ■ LTIP based on relative performance over three years. Shares to be retained for two years after vesting.	■ Shareholding requirement for tenure in role. ■ Bonus and LTIP subject to malus and clawback provisions.

REMUNERATION POLICY AND PRACTICE AT A GLANCE
Policy that applied in 2014	Summary of the shareholder-approved policy (effective January 1, 2015). Full policy set out pages 91-98	Implementation of the shareholder-approved policy in 2015
Base salary and pensionable salary ■ CEO base salary and pensionable salary: €1,400,000. ■ CFO base salary: €1,010,000 (+2.5%); pensionable salary: £750,000 (+4.2%).

■   Reviewed annually after considering a range of factors including market positioning, tenure and experience, planned increase for other employees, Shell’s and individual performance. Maximum: €2,000,000.

■ CEO base salary and pensionable salary: €1,430,000 (+2.1%). ■ CFO base salary: €1,030,000 (+2.0%); pensionable salary: £765,000 (+2.0%).

Benefits

Single total figure table impacted by:

■   UK tax liability that arose in respect of the CEO’s pension accruals during his assignment in the UK.

■    Tax liability that arose in respect of foreign pension contributions as a result of the CFO’s length of service in the Netherlands.

■   Typically include car allowance, transport to and from home and office, medical insurance.

■    Mobility policies and tax equalisation related to expatriate employment before Board appointment, or to offset double taxation, may also apply.

■ CEO and CFO will receive standard benefits.

Annual bonus and DBP

■    Target bonus as a % of base salary: CEO 150%; CFO 120%.

■   Maximum: CEO 250%; CFO 240%.

■    Scorecard measures: operational cash flow (30%); operational excellence (50%); and sustainable development (20%).

■    Bonus paid in respect of 2014: CEO 236% of base salary, CFO 188% of base salary. 50% mandatory deferral.

■    Subject to malus and clawback provisions.

■   Target bonus as a % of base salary: CEO 150%; CFO 120%.

■    Maximum: CEO 250%; CFO 240%.

■   Calculated as base salary x target bonus % x scorecard result (0–2) against short-term strategic targets, adjusted for individual performance with a 0–1.2 multiplier.

■   50% delivered in cash, 50% deferred into shares and released after three years, together with dividend shares accrued over the deferral period.

■   Subject to malus and clawback provisions.

■   Same bonus opportunity as in 2014. Some changes to the sustainable development measure (addition of Tier 1 Process Safety events and increased weight of operational spills volume).

■   Mandatory deferral of 50% of bonus.

■    No longer receive matching shares on deferred bonus.

■   Subject to malus and clawback provisions.

LTIP

■    Award as a % of base salary: CEO 300%; CFO 240%.

■   Performance measures: TSR (30%), EPS (30%), ROACE (20%) and net cash from operating activities (20%).

■   Holding period of two years post vesting.

■   Vesting of 2012 award: 84% (42% of maximum). Vesting of 2012 PSP award: 97% (49% of maximum).

■   Maximum award: 400% of base salary. Between 0% and 200% of the initial award may vest depending on relative performance over a three-year period.

■   Vesting capped at 50% of the maximum payout if there is no vesting on the TSR element.

■    Additional shares are released representing the value of dividends payable on vested shares.

■    Vested shares must be held for a further two years.

■   Subject to malus and clawback provisions.

■   Executive Directors no longer receive matching shares on deferred bonuses and the value has been moved to the LTIP.

■    Therefore awards increased to 340% of base salary for the CEO and 270% of base salary for the CFO.

■    Same performance measures as in 2014.

■   Holding period of two years post vesting.

Pension ■ CEO: Dutch defined benefit pension plan. Significant increase in accrual as a result of his promotion. ■ CFO: UK defined benefit plans.	■ Retirement benefits maintained in base country pension arrangements. ■ Pensionable base salaries reviewed annually.

■   CEO: pension changed from final salary to capped salary (maximum pensionable salary for future defined benefit accruals of €89,900). A net pay savings arrangement has been introduced (employer contribution: 24% of salary in excess of €89,900).

■    CFO: No change.

Shareholding requirement ■ CEO: 300% of base salary; CFO: 200% of base salary. Actual holding at year end: CEO 37% of base salary; CFO 831% of base salary.	■ CEO: 700% of base salary; CFO: 400% of base salary. ■ Expected to be reached through retention of vested shares, within five years of appointment and maintained for the full period of appointment.	■ Shareholding requirement increased to: CEO: 700% of base salary; CFO: 400% of base salary.

	GOVERNANCE	83
SHELL ANNUAL REPORT AND FORM 20-F 2014	DIRECTORS’ REMUNERATION REPORT

STATEMENT OF 2015 POLICY IMPLEMENTATION

Comparator group

The 2015 key benchmarking comparator group is unchanged from 2014 and consists of BP, Chevron, ExxonMobil and Total (“the other oil majors”) as well as a selection of major Europe-based companies.

2015 EUROPEAN COMPARATOR GROUP
Allianz	BHP Billiton	Rio Tinto
Anglo American	Deutsche Bank	Roche
AstraZeneca	Diageo	SABMiller
Barclays	GlaxoSmithKline	Siemens
Bayer	HSBC	Unilever
BAT	Novartis	Vodafone
BG Group	Philips

Salaries

Effective from January 1, 2015, base salaries were set at €1,430,000 (+2.1%) for Ben van Beurden, CEO and €1,030,000 (+2.0%) for Simon Henry, CFO.

Pensionable base salaries were set at €1,430,000 (+2.1%) for Ben van Beurden and £765,000 (+2.0%) for Simon Henry.

Annual bonus

The 2015 performance measures are aligned with our KPIs and comprise:

■	operational cash flow (30%);
■	operational excellence (50%), consisting of: project delivery, upstream production, liquefied natural gas (LNG) sales, refinery and chemical plant availability; and
■	sustainable development (20%). In 2014, 10% of the annual bonus scorecard was based on total recordable case frequency (TRCF). This will be changed for 2015 to 5% TRCF and 5% Tier 1 Process Safety events (defined as an unplanned release of any material, including non-toxic and non-flammable materials from a process, resulting in harm to members of the company workforce or a neighbouring community, damage to equipment or exceeding a threshold). A further 10% is based on internal measures (spills, energy intensity and use of fresh water) with changes for 2015 to increase the weighting of spill volumes and removal of spill numbers, which are covered in the new process safety measure.

Annual bonus scorecard targets are not disclosed prospectively because to do so in a meaningful manner would require the disclosure of commercially sensitive information. As we did for 2013 and 2014, we intend to disclose scorecard targets in a future Directors’ Remuneration Report when they are no longer deemed to be commercially sensitive. Retrospective disclosure of detailed personal targets is inappropriate as these are deemed commercially sensitive.

Long-term incentive awards

LONG-TERM INCENTIVE PLAN

On January 30, 2015, a conditional award of performance shares under the LTIP was made to the Executive Directors. The award had a face value of 340% of base salary for the CEO and 270% of base salary for the CFO, resulting in the following shares being awarded conditionally: 180,575 Royal Dutch Shell plc A shares (A shares) to Ben van Beurden, and 99,451 Royal Dutch Shell plc B shares (B shares) to Simon Henry.

For LTIP awards made in 2015, consistent with 2014, performance is assessed over a three-year period based on relative performance compared with the other oil majors on the following measures and vested shares are subject to a two-year holding period post vesting:

■	TSR, calculated in US dollars using a 90-day averaging period around the start and end of the performance period (30%);
■	diluted EPS growth on a current cost of supplies basis (30%);
■	net cash growth from operating activities (20%); and
■	return on average capital employed (ROACE) growth (20%). For this purpose, in order to facilitate the comparison, the calculation of ROACE differs from that described in “Performance indicators” as there is no adjustment for after-tax interest expense.

DEFERRED BONUS PLAN

50% of the annual bonus awarded will be deferred into shares to be retained for three years.

Malus and clawback

Bonus, DBP and LTIP are subject to malus (withholding) and clawback (recovery) provisions and may apply in case of direct responsibility or supervisory accountability.

Malus applies if Shell restates the relevant year(s’) financial statements due to material non-compliance with any financial reporting requirement; as a result of misconduct or misconduct by an individual, through the individual’s direction or non-direction, which influenced the metrics and outcomes used in determining the individual’s annual bonus or LTIP outcome; any material breach of health and safety or environment regulations; serious reputational damage to Shell; material failure of risk management; or other exceptional events at the discretion of REMCO.

Malus also applies after employment ends if the individual: (a) breaches any provision of his/her employment contract which applies after cessation of employment or any provision of an agreement entered into on termination of employment; (b) is found to have committed fraud or dishonesty with respect to Shell; (c) wilfully damaged the assets of or engaged in misconduct which, in any material respect, is or was injurious to Shell; (d) wrongfully disclosed or used any proprietary or confidential information which is related to the business, properties or affairs of Shell and the release of which is detrimental, in any material respect, to the competitive position or goodwill of Shell; (e) engaged in any activity which, in any material respect, reasonably constituted a conflict with the interests of Shell; or (f) breached any business principle or a term of any code of conduct applicable to employees or former employees of Shell.

Clawback applies in case of restatement of financial statements due to material non-compliance with any financial reporting requirement or as a result of the individual’s misconduct or misconduct through the individual’s direction or non-direction, which influenced the metrics and outcomes used in determining his/her annual bonus or LTIP outcome.

Pension

There are important changes to our Netherlands pension arrangements with effect from January 1, 2015. Consistent with the treatment for other employees, Ben van Beurden’s maximum pensionable salary will be €89,900. Past service benefits will be fixed in value based on pensionable salary and service as at December 31, 2014. A net pay savings arrangement has been introduced (with employer contributions which are age-dependent and for 2015 are 24% of salary in excess of €89,900 for Ben van Beurden) with the option to take cash as an alternative to pension contributions (in either case subject to income tax). The estimated annual figure that will be reported in the 2015 report is €440,000.

84	GOVERNANCE
	DIRECTORS’ REMUNERATION REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

Non-executive Directors’ fees

NON-EXECUTIVE DIRECTORS’ FEES 2015
	€	Other fees
Chairman of the Board [A]	850,000	Non-executive Directors receive an additional fee of €5,000 for any Board meeting involving intercontinental travel – except for one meeting a year held in a location other than The Hague.
Non-executive Director	130,000
Senior Independent Director	55,000
Audit Committee
Chairman [B]	55,000
Member	25,000
Corporate and Social Responsibility Committee
Chairman [B]	35,000
Member	17,250
Nomination and Succession Committee
Chairman [B]	25,000
Member	12,000
Remuneration Committee
Chairman [B]	35,000
Member	17,250

[A] With effect from the conclusion of the 2015 AGM. Current fee €825,000.

[B] The chairman of a committee does not receive an additional fee for membership of that committee.

The Chairman’s fee is determined by REMCO and the annual fee for the new Chairman, with effect from May 20, 2015, subject to his reappointment as a Director at the 2015 AGM, has been set at €850,000 (Charles O.Holliday did not attend this discussion).

A Non-executive Director receives a basic fee, and there is an additional fee(s) for the Senior Independent Director and either a Board committee chairmanship or Board committee membership for each committee. Non-executive Directors receive an additional fee of €5,000 for any Board meeting involving intercontinental travel, except for one meeting a year held in a location other than The Hague. Business expenses (including transport between home and office and occasional business-required spouse travel) and associated tax are paid or reimbursed by Shell. The Chairman is offered Shell-provided accommodation in The Hague.

The Board reviews Non-executive Directors’ fees periodically to ensure that they are aligned with those of other major listed companies. A review was carried out in 2014, which resulted in an increase in the basic fee from €125,000 to €130,000 and an increase in the Audit Committee Chairman fee from €45,000 to €55,000, effective January 1, 2015.

Annual fees for 2015 are indicated in the “Non-executive Directors’ fees 2015” table.

DIRECTORS’ REMUNERATION FOR 2014

Non-executive Directors’ remuneration for 2014

SINGLE TOTAL FIGURE OF REMUNERATION FOR NON-EXECUTIVE DIRECTORS (AUDITED)							€ THOUSAND
	Fees		Taxable benefits		[A]	Total
	2014	2013	2014	2013		2014	2013
Josef Ackermann [B]	60	154	2	2		62	156
Guy Elliott	177	170	1	7		178	177
Euleen Goh [C]	60	–	–	–		60	–
Charles O. Holliday	207	207	15	19		222	226
Gerard Kleisterlee	171	150	–	2		171	152
Jorma Ollila [D]	825	825	133	114		958	939
Sir Nigel Sheinwald	142	142	–	8		142	150
Linda G. Stuntz	180	180	–	19		180	199
Hans Wijers	206	227	–	4		206	231
Patricia A. Woertz [C]	93	–	–	–		93	–
Gerrit Zalm	153	142	–	4		153	146

[A] UK regulations require the inclusion of benefits where these would be taxable in the UK, on the assumption that Directors are tax resident in the UK. On this premise, the taxable benefits amounts include the cost of Non-executive Director’s occasional business-required spouse travel. Shell also pays for travel between home and the head office in The Hague, where Board and committee meetings are typically held, as well as related hotel and subsistence costs. For consistency, these business expenses are not reported as taxable benefits as for most Non-executive Directors this is international travel and hence would not be taxable in the UK.

[B] Josef Ackermann stood down on May 20, 2014. No payments for loss of office were made.

[C] Euleen Goh was appointed with effect from September 1, 2014. Patricia A. Woertz was appointed with effect from June 1, 2014.

[D] The taxable benefits amounts for Jorma Ollila include company-provided transport (2014: €77,430) and the use of an apartment (2014: €47,963).

	GOVERNANCE	85
SHELL ANNUAL REPORT AND FORM 20-F 2014	DIRECTORS’ REMUNERATION REPORT

Executive Directors’ remuneration for 2014

SINGLE TOTAL FIGURE OF REMUNERATION FOR EXECUTIVE DIRECTORS (AUDITED)	€ THOUSAND

	Ben van Beurden	Simon Henry
	2014	2014	2013
Salaries	1,400	1,010	985
Taxable benefits	35	32	52
Total fixed remuneration	1,435	1,042	1,037
Annual bonus [A]	3,300	1,900	900
LTIP, DBP and PSP [B]	863	2,857	1,986
Total variable remuneration	4,163	4,757	2,886
Total direct remuneration	5,598	5,799	3,923
Pension [C]	10,695	442	508
Tax equalisation [D]	7,905	244	–
Total remuneration including pension and tax equalisation	24,198	6,485	4,431
in dollars	32,158	8,619	5,887
in sterling	19,510	5,229	3,764

[A] The full value of the bonus, comprising both the non-deferred and deferred value. For 2014, 50% is deferred into the DBP. The market price of A and B shares on January 30, 2015 (€26.93 and £21.045 respectively), were used to determine the number of deferred bonus shares, resulting in 61,281 A shares for Ben van Beurden and 33,972 B shares for Simon Henry.

[B] Remuneration for performance periods of more than one year, comprising the value of released LTIP awards, DBP performance matching shares and released PSP awards. The amounts reported for 2014 relate to the 2012 awards, which vested on February 17, 2015, at the market price of €28.97 and £22.47 for A and B shares respectively. The value in respect of the LTIP, DBP and PSP is calculated as the product of: the gross number of shares of the original award in the case of the LTIP and PSP, or performance matching shares in the case of the DBP, plus accrued dividend shares; the vesting percentage; and the closing market price of A or B shares at the vesting date. The market price of B shares is converted into euros using the exchange rate on the respective date. The original deferred bonus share awards, which are those represented by the deferred bonus and dividend shares accrued on these shares, are not considered as long-term remuneration, as they relate to the short-term annual bonus value. Only the performance matching shares and dividend shares accrued on those shares are considered as long-term remuneration, since they relate to performance periods of more than one year.

[C] The accrual for the period (net of inflation) multiplied by 20 in accordance with UK reporting regulations.

[D] For Ben van Beurden, this arose as a result of the impact of his promotion and is related to the increase in pension accrual. For Simon Henry, the amount is in respect of the length of time he has been resident in the Netherlands and contributing to a foreign pension plan.

Notes to the single total figure of remuneration for Executive Directors table (audited)

SALARIES

As disclosed in the 2013 Directors’ Remuneration Report, REMCO set Ben van Beurden’s base salary and pensionable salary for 2014 at €1,400,000 and, effective from January 1, 2014, Simon Henry’s base salary at €1,010,000 (+2.5%) and pensionable salary at £750,000 (+4.2%).

TAXABLE BENEFITS

Executive Directors received car allowances or lease cars, transport to and from home and office, occasional business-required spouse travel, as well as employer contributions to life and medical insurance plans. Where appropriate, tax equalisation and relocation support policies were applied.

ANNUAL BONUS

The business scorecard contains independent business measures grouped in three sections: operational cash flow, operational excellence and sustainable development. At the start of the year, REMCO sets a target range and weighting for each scorecard measure. The actual outcome for each measure results in a score of between zero and two, with a score of one representing “At target”. These scores are multiplied by the respective weighting of each measure and aggregated, resulting in a mathematical scorecard outcome of between zero and two. REMCO may then make an adjustment to the overall scorecard outcome in view of the wider business performance for the year.

Individual performance

An Executive Director’s individual performance is also taken into account in determining his annual bonus. Individual performance is assessed against personal targets. Retrospective disclosure of detailed personal targets is inappropriate as these are deemed to be commercially sensitive.

Conclusion of the 2014 annual bonus

The mathematical scorecard outcome for 2014 was 1.45 and REMCO approved this outcome, based on strong operational cash flow of $45 billion and delivering a high proportion of flagship projects on time and on budget. REMCO was particularly pleased to see outstanding sustainable development results, including the continuing decrease in total recordable case frequency, now below one injury per million working hours. On this basis, the bonus would have been €3,045,000 for the CEO and €1,757,000 for the CFO.

The CEO took early action on capital discipline, made successful divestments, and followed up with a structure of performance unit reviews that has helped to further focus the portfolio. REMCO determined an individual performance factor of 1.08 against a range of 0-1.2 for the CEO, leading to a final bonus outcome of €3,300,000.

REMCO noted the CFO’s personal contribution in driving strong cash flow performance, with a strengthened capital management process, a solid balance sheet and finance and IT cost containment across our businesses, and determined an individual performance factor of 1.08 against a range of 0-1.2 for the CFO, leading to a final bonus outcome of €1,900,000.

86	GOVERNANCE
	DIRECTORS’ REMUNERATION REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

ANNUAL REPORT ON REMUNERATION CONTINUED

2014 ANNUAL BONUS OUTCOME (AUDITED)
					Bonus as a % of base salary
Measures	Weight (% of scorecard)	Target set	Result achieved	Score (0-2)	Ben van Beurden		Simon Henry
					Target	Achieved	Target	Achieved
Operational cash flow ($ billion) [A]	30%	43.0	45.1	1.34	45%	60%	36%	48%
Operational excellence	50%			1.40	75%	105%	60%	84%
Project delivery: identified projects on time and budget (%)	20%	75%	83%	1.40
Production (kboe/d)	12%	3,079	3,080	1.02
LNG sales (mtpa)	6%	23.0	24.0	2.00
Refinery and chemical plant availability (%)	12%	91.1	92.1	1.49
Sustainable development	20%			1.75	30%	53%	24%	42%
Total recordable case frequency (incidents/million hours)	10%	1.22	0.99	1.77
Targeted internal measures (score 0-2) [B]	10%	1.0	1.74	1.74
	100%				150%		120%
Mathematical scorecard outcome				1.45
Final 2014 bonus [C]			€ (% of base salary)		3,300,000 (236%)		1,900,000 (188%)

[A] Excluding tax on divestments.

[B] Spills, energy intensity and use of fresh water.

[C] Annual bonus = (base salary x target bonus % x scorecard result), adjusted for individual performance by a factor of 1.08.

LONG-TERM INCENTIVE PLAN

In 2012, Simon Henry was granted a conditional award of performance shares under the LTIP. This award was based on 240% of base salary, with a maximum vesting of 480%. The terms of this 2012 LTIP award are the same as those applying to the 2014 LTIP awards, other than hydrocarbon production growth being a relative performance measure in the 2012 award, replaced by ROACE growth in the 2014 award.

At the end of the performance period (January 1, 2012 to December 31, 2014), Shell was ranked fourth among its peer group in terms of TSR (30% weight), third in terms of diluted EPS growth on a current cost of supplies basis (30% weight), second in terms of hydrocarbon production growth (20% weight) and second in terms of growth in net cash from operating activities (20% weight). REMCO also considered the underlying financial performance of Shell and decided to vest 84% of shares under the LTIP, without applying any discretionary adjustment, resulting in 80,645 B shares for Simon Henry. At vesting, these shares (including accrued dividend shares) had a value of €2,450,131. The vested shares from the LTIP are subject to a further two-year holding period.

DEFERRED BONUS PLAN

Simon Henry was granted performance matching shares under the DBP. The performance period was January 1, 2012 to December 31, 2014. Given that the performance condition of the DBP is the same as for the 2012 LTIP, REMCO decided to vest 84% of the performance matching shares under the DBP, without applying any discretionary adjustment, resulting in 13,405 B shares for Simon Henry. At vesting, these shares (including accrued dividend shares) had a value of €407,261.

PERFORMANCE SHARE PLAN

Selected employees participate in the Performance Share Plan (PSP). The operation of the PSP is similar to the LTIP, but differs, for example, in some performance measures and their relative weightings. In 2012, prior to his appointment to the Board, Ben van Beurden was granted a conditional award under the PSP. At the end of the performance period, which was from January 1, 2012, to December 31, 2014, 97% vested, resulting in 29,801 A shares for Ben van Beurden. At vesting, these shares (including accrued dividend shares) had a value of €863,186.

PENSION AND RELATED TAX EQUALISATION

The 2014 single total figure of remuneration includes two pension-related amounts:

■	Pension: UK regulations require the inclusion of a pension value, which, for defined benefit pension plans, is the inflation-adjusted difference between the pension benefit at the beginning and end of the year multiplied by 20. As a result of Ben van Beurden’s promotion to CEO, his pension benefit under the Dutch defined benefit plan increased in value in 2014. The required UK methodology overstates the pension value notably because of the retirement age of 67.
■	Tax equalisation: as mentioned in the 2013 report, as a result of his promotion, a UK tax charge arose in respect of pension accruals during Ben van Beurden’s assignment in the UK and this is settled by Shell under its tax equalisation policy for expatriate staff. This is our standard mobility policy and the CEO did not benefit from any special treatment. Mobility is a key element of our remuneration strategy as we need to be able to move executives and key talent across regions. Internal promotion is an important part of our resourcing strategy given the long-term nature and breadth of Shell’s business.

	GOVERNANCE	87
SHELL ANNUAL REPORT AND FORM 20-F 2014	DIRECTORS’ REMUNERATION REPORT

SCHEME INTERESTS AWARDED

SCHEME INTERESTS AWARDED TO EXECUTIVE DIRECTORS IN 2014 (AUDITED)						€
				Potential amount vesting
Scheme interest type	Type of interest awarded	End of performance period	Target award[A]	Minimum performance (% of shares awarded	)[B]	Maximum performance (% of shares of the target award	[A][C])
LTIP	Performance shares	December 31, 2016	Ben van Beurden: 163,998 A shares, equivalent to 3 x base salary or €4,200,000. Simon Henry: 89,648 B shares, equivalent to 2.4 x base salary or €2,424,000.	0%		Maximum number of shares vesting is 200% of the number of shares awarded, equivalent to €8,400,000 for Ben van Beurden and €4,848,000 for Simon Henry.
DBP	Performance matching shares	December 31, 2016	25% of 2013 annual bonus[D], which is €159,500 (6,228 A shares) for Ben van Beurden and €225,000 (8,321 B shares) for Simon Henry.	0%		Maximum number of shares vesting is 200% of the number of shares awarded, equivalent to €319,000 for Ben van Beurden and €450,000 for Simon Henry.

[A] Awards based on a market price at January 31, 2014 (close of the award date), for A and B shares of €25.61 and £22.25 respectively.

[B] Minimum performance relates to the lowest level of achievement, for which no reward is given.

[C] The equivalent values exclude share price movements and accrued dividend shares.

[D] Ben van Beurden (prior to being appointed a Director) and Simon Henry elected to defer 50% of their 2013 bonus into DBP shares, half of which is matchable with additional performance matching shares. This results in performance matching shares with a value of 25% of their 2013 bonus.

To determine the appropriate award, REMCO considers the award value to be a market competitive reward for medium- to long-term outperformance of the business relative to the other oil majors on measures considered key indicators of the delivery of the strategy in the medium to long term.

The measures and weightings applying to both LTIP and DBP awards for 2014 are: TSR growth (30%); diluted EPS growth on a current cost of supplies basis (30%); hydrocarbon production growth (20%); and net cash growth from operating activities (20%).

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

REMCO retains discretion to adjust the calculated vesting outcome if it believes that this is distorted by circumstances which are unrelated to performance, for example, reporting changes, ranking clustering, mathematical anomalies or corporate events in the comparator group. REMCO will consider using discretion to ensure that remuneration appropriately reflects Shell’s performance and may adjust the final vesting outcome of the LTIP (and, therefore, DBP).

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

STATEMENT OF DIRECTORS’ SHAREHOLDING AND SHARE INTERESTS (AUDITED)

REMCO believes that Executive Directors should align their interests with those of shareholders by holding shares in the Company. In a business where it can take many years to reach a final investment decision on a project, and many further years of development before a facility comes on-stream, long-term shareholding properly aligns interests of Executive Directors with those of shareholders.

Shareholding guidelines

Under the policy effective from January 1, 2015, the CEO is expected to build a shareholding with a value of 700% of base salary, and other Executive Directors 400% of base salary. Only unfettered shares count. The bonus deferred into shares under the DBP (net of tax) and the vested LTIP (subject to holding requirements) count towards the guidelines. Ben van Beurden has not yet met the required shareholding level. Simon Henry has done so. There are no shareholding guidelines for Non-executive Directors.

Directors’ share interests

The interests (in shares of the Company or calculated equivalents) of the Directors in office during the year, including any interests of their connected persons, are set out in the “Directors’ share interests” table on the next page.

There were no changes in Directors’ share interests during the period from December 31, 2014, to March 11, 2015, except in the case of Ben van Beurden whose interests increased by 14,304 A shares and Simon Henry whose interests increased by 62,586 B shares, resulting from the release of the 2012 PSP award, and the 2012 LTIP and DBP awards respectively, which vested on February 17, 2015, and Guy Elliott whose interests increased by 100 B shares.

88	GOVERNANCE
	DIRECTORS’ REMUNERATION REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

ANNUAL REPORT ON REMUNERATION CONTINUED

As at March 11, 2015, the Directors and Senior Management (pages 58-61) of the Company beneficially owned individually and in aggregate (including shares under option) less than 1% of the total shares of each class of the Company shares outstanding.

Directors’ scheme interests

The table below shows the aggregate position for Directors’ interests under share schemes at December 31. For Ben van Beurden, these relate to awards made to him prior to being appointed a Director. These are A shares for Ben van Beurden and B shares for Simon Henry. During the period from December 31, 2014, to March 11, 2015, scheme interests have changed as a result of the vesting of the 2012 LTIP, DBP and PSP awards on February 17, 2015, and the 2015 LTIP and DBP awards made on January 30, 2015, as described on pages 86 and 83 respectively.

DIRECTORS’ SCHEME INTERESTS (AUDITED)
					Share plan interests[A]
	LTIP subject to performance conditions		[B]	DBP not subject to performance conditions		[C]	DBP subject to performance conditions		[D]	PSP subject to performance conditions		[E]	Total
	2014	2013		2014	2013		2014	2013		2014	2013		2014	2013
Ben van Beurden	216,062	–		13,087	–		6,544	–		30,289	28,828		265,982	28,828
Simon Henry	288,957	283,222		80,734	95,366		40,367	47,683		–	–		410,058	426,271

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

[C] The number of shares deferred from the bonus (original DBP award) and the dividend shares accrued on these at December 31, 2014. Delivery of the original DBP award and the related accrued dividend shares is not subject to performance conditions.

[D] The target number of performance matching shares, which correspond to the original DBP award. In accordance with the operation of the DBP, half of the shares from the bonus deferral are matchable with performance matching shares. The actual number of performance matching shares will be determined at vesting on the same basis as the LTIP vesting.

[E] Total number of unvested PSP shares at December 31, including dividend shares accrued on the original award.

EXECUTIVE DIRECTORS’ SHAREHOLDING (AUDITED)
	2014 shareholding guideline (% of base salary)	[A]	Value of shares counting towards guideline (% of base as at December 2014)	[B]
Ben van Beurden	300%		37%
Simon Henry	200%		831%

[A] Increased in 2015 to 700% for Ben van Beurden and 400% for Simon Henry.

[B] Representing the value of Directors’ share interests and the estimated after-tax value of DBP shares (not subject to performance conditions).

DIRECTORS’ SHARE INTERESTS [A] (AUDITED)
	January 1, 2014			December 31, 2014
	A shares	B shares		A shares		B shares
Josef Ackermann	10,523	–		10,523	[B]	–
Ben van Beurden	–	–		12,289		–
Guy Elliott	–	5,677		–		5,677
Euleen Goh	–	–		–		–
Simon Henry	9,175	231,471		9,175		245,644
Charles O. Holliday	–	20,000	[C]	–		30,000	[C]
Gerard Kleisterlee	5,000	–		5,000		–
Jorma Ollila	25,000	–		25,000		–
Sir Nigel Sheinwald	–	470		–		1,000
Linda G. Stuntz	–	8,400	[D]	–		8,400	[D]
Hans Wijers	5,251	–		5,251		–
Patricia A. Woertz	–	–	[E]	–		6,000	[F]
Gerrit Zalm	2,026	–		2,026		–

[A] Includes vested LTIP awards subject to holding conditions. Excludes unvested interests in shares awarded under the LTIP, DBP and PSP.

[B] Interests at May 20, 2014, when he stood down as a Director.

[C] Held as 10,000 ADSs (RDS.B ADS) at January 1, 2014, and as 15,000 ADSs (RDS.B ADS) at December 31, 2014. Each RDS.B ADS represents two B shares.

[D] Held as 4,200 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.

[E] At the date of appointment.

[F] Held as 3,000 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.

TSR PERFORMANCE AND CEO PAY

Performance graphs

The graphs below compare the TSR performance of the Company over the past six financial years with that of the companies comprising the Euronext 100 and the FTSE 100 share indices.

The Board regards the Euronext 100 and the FTSE 100 share indices as appropriate broad market equity indices for comparison, as they are the leading market indices in the Company’s home markets.

	GOVERNANCE	89
SHELL ANNUAL REPORT AND FORM 20-F 2014	DIRECTORS’ REMUNERATION REPORT

CEO pay outcomes

The following table sets out the single total figure of remuneration, and the annual bonus payout and long-term incentive (LTI) vesting rates compared with the respective maximum opportunity, for the CEO for the last six years.

CEO PAY OUTCOMES
Year	CEO	Single total figure of remuneration (€000)	Annual bonus payout against maximum opportunity	LTI vesting rates against maximum opportunity
2014	Ben van Beurden	24,198	94%	49%
2013	Peter Voser	8,456	44%	30%
2012	Peter Voser	18,246	83%	88%
2011	Peter Voser	9,941	90%	30%
2010	Peter Voser	10,611	100%	75%
2009	Peter Voser	6,228	50%	0%
2009	Jeroen van der Veer	3,748	66%	0%

Peter Voser stood down on December 31, 2013, and was succeeded by Ben van Beurden. Jeroen van der Veer stood down on July 1, 2009, and Peter Voser took over from that date. Only remuneration relating to their position as CEO is included for 2009.

CHANGE IN REMUNERATION OF CEO AND EMPLOYEES FROM 2013 TO 2014

Ben van Beurden became CEO on January 1, 2014. There is therefore no relevant comparative data for him for 2013. As a reminder, for 2013, Peter Voser received a base salary of €1,640,000 and a bonus of €1,800,000.

The CEO data compares the remuneration of Ben van Beurden for 2014 with that of Peter Voser for 2013 and excludes taxable benefits as these depend on individual circumstances. The comparator group consists of local employees in the Netherlands, the UK and the USA. This is considered to be a suitable employee comparator group, because:

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

CHANGE IN REMUNERATION OF CEO AND EMPLOYEES
	CEO[A]	Employees
Salaries	-15%	4%
Taxable benefits	N/A	10%	[B]
Annual bonus	83%	120%

[A] Data for the CEO reflects data for Ben van Beurden in 2014 and Peter Voser in 2013.

[B] Mainly arising from an increase in US healthcare premiums.

RELATIVE IMPORTANCE OF SPEND ON PAY

Distributions to shareholders by way of dividends and share buybacks and remuneration paid to or receivable by employees for the last five years are set out below, together with annual percentage changes.

RELATIVE IMPORTANCE OF SPEND ON PAY
	Dividends and share buybacks[A]		Spend on pay (all employees)[B]
Year	$ billion	Annual change	$ billion	Annual change
2014	14.6	-14%	16.4	0%
2013	17.1	35%	16.4	9%
2012	12.7	9%	15.1	3%
2011	11.6	14%	14.6	4%
2010	10.2	-3%	14.1	-4%

[A] Dividends paid, which includes the dividends settled in shares via our Scrip Dividend Programme, and repurchases of shares as reported in the “Consolidated Statement of Changes in Equity”.

[B] Employee expense as reported in Note 26 to the “Consolidated Financial Statements”.

Spend on pay can be compared with the major costs associated with generating income by referring to the “Consolidated Statement of Income”. Over the last five years, the average spend on pay was 4% of the major costs of generating income. These costs are considered to be the sum of: purchases; production and manufacturing expenses; selling, distribution and administrative expenses; research and development; exploration; and depreciation, depletion and amortisation.

PAYMENTS TO PAST DIRECTORS (AUDITED)

Peter Voser repatriated to his base country, Switzerland, on December 31, 2013, and was employed by Shell Switzerland AG until his departure from Shell on March 31, 2014. For this period, he received a base salary of Swiss francs 635,000 and annual bonus (as determined by REMCO) of €615,000 (Swiss francs 749,298).

On February 17, 2015, Peter Voser’s and Malcolm Brinded’s 2012 LTIP and DBP awards vested at 84%. The value at vesting of the LTIP shares was €5,059,432 for Peter Voser and €1,042,608 for Malcolm Brinded, following prorating, and the value at vesting of the performance matching DBP shares was €922,293 for Peter Voser and €543,024 for Malcolm Brinded.

Jeroen van der Veer and Peter Voser exercised their remaining share options in 2014.

Payments below €5,000 are not reported as they are considered de minimis below this level.

90	GOVERNANCE
	DIRECTORS’ REMUNERATION REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

ANNUAL REPORT ON REMUNERATION CONTINUED

TOTAL PENSION ENTITLEMENTS (AUDITED)

During 2014, Ben van Beurden and Simon Henry accrued retirement benefits under defined benefit plans. The pension accrued under these plans at December 31, 2014, is set out below.

ACCRUED PENSION (AUDITED)			THOUSAND
	Local	€	$
Ben van Beurden	€1,160	€1,160	$1,411
Simon Henry	£449	€575	$699

The age at which Ben van Beurden and Simon Henry can receive any pension benefit without actuarial reduction is 67 and 60 respectively. Any benefits on early retirement are reduced using actuarial factors to reflect early payment. No payments were made in 2014 regarding early retirement or in lieu of retirement benefits.

Ben van Beurden

Ben van Beurden is a member of the “Stichting Shell Pensioen Fonds”, the pension plan for Shell employees in the Netherlands who joined before July 2013 that provides benefits in defined benefit form. Important changes to pension arrangements with effect from January 1, 2015 are explained on page 83. As a result of these changes, Ben van Beurden has also joined the Shell net pension plan in the Netherlands with effect from January 1, 2015.

Simon Henry

Simon Henry is a member of the Shell Overseas Contributory Pension Fund (SOCPF) and the Shell Contributory Pension Fund (SCPF), with both funded pension plans providing benefits in defined benefit form. The SOCPF provides benefits in respect of his periods of employment outside the UK, while the SCPF provides benefits in respect of his periods of employment in the UK. Simon Henry has elected to have his benefits from the SCPF restricted to the UK lifetime allowance with any excess provided from an unfunded arrangement, the Shell Supplementary Pension Plan.

EXTERNAL APPOINTMENTS

The Board considers external appointments to be valuable in broadening Executive Directors’ knowledge and experience. The number of outside directorships is generally limited to one. The Board must explicitly approve such appointments. Executive Directors are allowed to retain any cash or share-based compensation they receive from such external board directorships.

Simon Henry was appointed a Non-executive Director of Lloyds Banking Group plc with effect from June 2014. His fee in 2014 was £53,750.

STATEMENT OF VOTING AT 2014 AGM

The Company’s 2014 AGM was held on May 20, 2014, in the Netherlands. The results of the polls in respect of Directors’ remuneration were as follows:

APPROVAL OF DIRECTORS’ REMUNERATION POLICY
Votes	Number		Percentage
For	3,167,299,751		92.90%
Against	242,225,203		7.10%
Total cast	3,409,524,954	[A]	100.00%
Withheld [B]	63,756,314

[A] Representing 53.47% of issued share capital.

[B] A vote “withheld” is not a vote under English law and is not counted in the calculation of the proportion of the votes “for” and “against” a resolution.

APPROVAL OF DIRECTORS’ REMUNERATION REPORT
Votes	Number		Percentage
For	3,083,923,360		93.31%
Against	221,282,479		6.69%
Total cast	3,305,205,839	[A]	100.00%
Withheld [B]	168,075,428

[A] Representing 51.84% of issued share capital.

[B] A vote “withheld” is not a vote under English law and is not counted in the calculation of the proportion of the votes “for” and “against” a resolution.

Although there is no requirement to disclose the outcome of voting on share plans, the LTIP was approved with 92.68% of votes in favour and the DBP with 98.29% in favour. Full details of voting on share plans is disclosed in the AGM section of our website: www.shell.com.

DILUTION

In any 10-year period, not more than 5% of the issued Ordinary share capital of the Company may be issued or issuable under executive (discretionary) share plans adopted by the Company. To date, no shareholder dilution has resulted from these plans, although it is permitted under the rules of the plans subject to these limits.

DIRECTORS’ CONTRACTS AND LETTERS OF APPOINTMENT

Executive Directors have employment contracts for an indefinite period. Non-executive Directors, including the Chairman, do not have an employment contract but letters of appointment. Details of Executive Directors’ employment contracts can be found in the Directors’ Remuneration Policy on page 97. Further details of Non-executive Director terms of appointment can be found in the “Directors’ Report” on page 63 and the “Corporate governance” report on page 66.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

During the year ended December 31, 2014, Shell paid and/or accrued compensation totalling $71 million (2013: $58 million) to Directors and Senior Management for services in all capacities while serving as a Director or member of Senior Management, including $4 million (2013: $5 million) accrued to provide pension, retirement and similar benefits. The total includes costs incurred in respect of additional employee levies in the Netherlands and termination and related amounts. The amounts stated are those recognised in Shell’s income on an IFRS basis. Personal loans or guarantees were not provided to Directors or Senior Management. See Note 27 to the “Consolidated Financial Statements”.

	GOVERNANCE	91
SHELL ANNUAL REPORT AND FORM 20-F 2014	DIRECTORS’ REMUNERATION REPORT

DIRECTORS’ REMUNERATION POLICY

This section describes the Directors’ Remuneration Policy as published in the 2013 Directors’ Remuneration Report which, following shareholder approval at the 2014 AGM, is effective from January 1, 2015, and will remain effective until the 2017 AGM, unless a further policy is proposed by the Company and approved by shareholders in the meantime.

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

■   the different tenure and experience each Executive Director has in their role;

■    changes in the scope and responsibility of the Executive Director’s role;

■   the planned average salary increase for other employees across three major countries – the Netherlands, the UK and the USA;

■   the impact of salary increases on pension benefits and other elements of the package; and

■    Shell’s performance and the Executive Directors’ individual performance.

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

92	GOVERNANCE
	DIRECTORS’ REMUNERATION REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

DIRECTORS’ REMUNERATION POLICY CONTINUED

EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE (CONTINUED)
Element	Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
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

Target levels (as a percentage of base salary):

■    Chief Executive Officer: 150%

■   Other Executive Directors: 120%

Maximum bonus (as a percentage of base salary):

■    Chief Executive Officer: 250%

■   Other Executive Directors: 240%

■   The bonus is determined by reference to performance from January 1 to December 31 each year.

■    Annual bonus = base salary x target bonus % x scorecard result (0–2); adjusted for individual performance with a 0–1.2 multiplier.

■    Taking the Shell Business Plan into consideration, each year the Board agrees the scorecard targets and weightings which support the delivery of the strategy. Measures are related to financial performance, operational excellence and sustainable development. Indicative weightings are 30%, 50% and 20% respectively. REMCO retains the ability to adjust performance measure targets and weightings year by year within the overall target and maximum payouts approved in the policy. Additionally, stretching individual targets are set.

■   Scorecard targets will be disclosed retrospectively, with the timing of any disclosure dependent on the commercial sensitivity of the target.

■   Individual performance is reflected by adjusting the bonus outcome. Upward adjustment is capped at 20% and subject to the overall maximum bonus cap. There is no limit to downward adjustment.

■   For the portion of the bonus deferred into shares, additional shares may be released representing the value of dividends payable on the vested shares, as if these had been owned from award date (“dividend shares”).

■   The annual bonus and DBP have malus and clawback provisions.

■    There are no prescribed thresholds or minimum levels of performance that equate to a prescribed payment under the policy and this structure can result in no bonus payment being made.

Long-term Incentive Plan (LTIP)	Rewards medium- to long-term outperformance of the business relative to other oil majors on measures which are selected because they are seen as key outcomes of the delivery of the strategy.	Awards may be made up to a value of 400% of base salary. Awards may vest at up to 200% of the shares originally awarded, plus dividends.

■   Award levels are determined annually by REMCO and are set within the maximum approved in the policy.

■    Awards may vest on the basis described in the notes below, between 0% and 200% of the initial award level depending on Shell’s performance against a comparator group.

■    Although it is possible for no LTIP shares to vest, on current measures and weightings, 16% of the initial LTIP award would vest if there was a positive vesting outcome in respect of the lowest-weighted measure.

■   Performance is assessed over a three-year period based on relative growth of the following: total shareholder return (TSR)(30%), earnings per share (EPS) on a current cost of supplies basis (30%), return on average capital employed (ROACE)(20%) and net cash from operating activities (20%). Each measure can vest independently, but if the TSR measure does not result in vesting, then the total vesting level will be capped at 50% of the maximum payout.

■   REMCO may adjust or change the LTIP measures, targets and weightings to ensure continued alignment with Shell’s strategy.

■    Additional shares are released representing the value of dividends payable on the vested shares, as if these had been owned from the award date.

■    Following payment of taxes, vested shares from LTIP awards must be held for a further two years to align with the strategic focus.

■    LTIP shares are subject to malus and clawback.

	GOVERNANCE	93
SHELL ANNUAL REPORT AND FORM 20-F 2014	DIRECTORS’ REMUNERATION REPORT

EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE (CONTINUED)
Element	Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
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

Shareholding	Aligns interests of Executive Directors with those of shareholders.	Shareholding (% of base salary): ■ Chief Executive Officer: 700% ■ Other Executive Directors: 400%	Executive Directors are expected to build up their shareholding to the required level over a period of five years from appointment and, once reached, to maintain this level for the full period of their appointment. The intention is for the shareholding guideline to be reached through retention of vested shares from share plans. REMCO will monitor individual progress and retains the ability to adjust the guideline in special circumstances on an individual basis.

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

94	GOVERNANCE
	DIRECTORS’ REMUNERATION REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

DIRECTORS’ REMUNERATION POLICY CONTINUED

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

Vesting

REMCO retains discretion to adjust the calculated vesting outcome if it believes that this is distorted by circumstances which are unrelated to performance, for example, reporting changes, ranking clustering, mathematical anomalies or corporate events in the comparator group. Upward adjustment would only be considered after consultation with major shareholders. An explanation of any such adjustment would be set out in the relevant Directors’ Remuneration Report.

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

	GOVERNANCE	95
SHELL ANNUAL REPORT AND FORM 20-F 2014	DIRECTORS’ REMUNERATION REPORT

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

Executive Directors are eligible to receive the standard benefits and allowances provided to staff in their country of employment. The provisions which are not generally available for other employees are described in the second paragraph of “Benefits”.

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

96	GOVERNANCE
	DIRECTORS’ REMUNERATION REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

DIRECTORS’ REMUNERATION POLICY CONTINUED

NON-EXECUTIVE DIRECTORS

NON-EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE

Fee structure	Approach to setting fees	Other remuneration

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

	GOVERNANCE	97
SHELL ANNUAL REPORT AND FORM 20-F 2014	DIRECTORS’ REMUNERATION REPORT

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

Non-executive Directors

REMCO’s approach to setting the remuneration package for NEDs is to offer fee levels and specific benefits (where appropriate) in line with the “Non-executive Directors’ remuneration policy table” and subject to the Articles of Association. NEDs are not offered variable remuneration or retention awards.

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

CONSIDERATION OF OVERALL PAY AND EMPLOYMENT CONDITIONS

When setting the remuneration policy for Directors’ remuneration, no specific employee groups were consulted nor were any remuneration comparison measurements used to compare overall pay and employment conditions of all Shell employees with those of the Directors. However, pay and employment conditions of the wider Shell employee population were taken into account by adhering to the same performance, rewards and benefits philosophy for the Directors, as well as overall benchmarking principles. Furthermore, any potential differences from other employees (see “Differences for Executive Directors from other employees”) were taken into account when providing REMCO with advice in the formation of this Directors’ Remuneration Policy. Dialogue between management and staff is important, with the annual Shell People Survey being one of the principal means of gathering employee views on a range of matters.

98	GOVERNANCE
	DIRECTORS’ REMUNERATION REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2014

DIRECTORS’ REMUNERATION POLICY CONTINUED

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

Signed on behalf of the Board /s/ Michiel Brandjes
Michiel Brandjes
Company Secretary
March 11, 2015

	FINANCIAL STATEMENTS AND SUPPLEMENTS	99
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS AND SUPPLEMENTS

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Our opinion

In our opinion, the Consolidated Financial Statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively Shell):

■	give a true and fair view of the state of Shell’s affairs as at December 31, 2014 and of its income and cash flows for the year then ended;
■	have been properly prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union; and
■	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS as issued by the International Accounting Standards Board (IASB)

As explained in Note 1 to the Consolidated Financial Statements, Shell, in addition to complying with its legal obligation to apply IFRS as adopted by the European Union, has also applied IFRS as issued by the IASB.

In our opinion, the Consolidated Financial Statements comply with IFRS as issued by the IASB.

What we have audited

The Consolidated Financial Statements comprise:

■	the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income for the year ended December 31, 2014;
■	the Consolidated Balance Sheet as at December 31, 2014;
■	the Consolidated Statement of Changes in Equity for the year ended December 31, 2014;
■	the Consolidated Statement of Cash Flows for the year ended December 31, 2014; and
■	the Notes to the Consolidated Financial Statements, which include a summary of significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Annual Report and Form 20-F (the Annual Report) rather than in the Consolidated Financial Statements. These are cross-referenced from the Consolidated Financial Statements and are identified as audited.

The financial reporting framework that has been applied in the preparation of the Consolidated Financial Statements is applicable law and IFRS as adopted by the European Union.

Our audit approach

OVERVIEW
Materiality	■ Overall materiality: $1,415 million which represents 5% of income before taxation. This group materiality is allocated, at a lower level, to local audit teams.
Scoping	■ We conducted full scope audit procedures in respect of operations in nine countries.
■ We conducted limited scope audit procedures in respect of operations in a further nine countries.
■ Our audit scope addressed 70% of consolidated revenue and 66% of consolidated assets.
■ The group audit team conducted an overall review, and audit procedures over specific areas including acquisitions, divestments and impairment.
Areas of focus	■ Recoverability of the carrying amount of refining assets.
■ Recoverability of the carrying amount of North American tight-gas and liquids-rich shale assets.
■ Impact of the deterioration in the short-term oil and gas price environment.
■ Allocation of the purchase price in respect of the Repsol acquisition.
■ Estimation of decommissioning and restoration provisions.
■ Estimation in respect of uncertain tax positions and recognition of deferred tax assets.
■ Accounting for divestments.
■ Accuracy of the recognition of unrealised trading revenue.

OUR AUDIT APPROACH

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) (ISAs (UK and Ireland)).

We designed our audit by determining materiality and assessing the risks of material misstatement in the Consolidated Financial Statements. In particular, we looked at where the Directors made subjective judgements, for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the Directors that represented a risk of material misstatement due to fraud.

MATERIALITY APPLIED IN OUR WORK

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the Consolidated Financial Statements.

100	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

Based on our judgement, we determined materiality for the Consolidated Financial Statements as a whole as follows:

Overall materiality	$1,415 million (2013: $1,675 million).
How we determined it	5% of income before taxation.
Rationale for benchmark applied	We applied this benchmark, a generally accepted auditing practice, in the absence of indicators that an alternative benchmark would be more appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $75 million (2013: $75 million) as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

In terms of the audit work at the local business unit level, this is performed by reference to materiality either allocated as a proportion of the overall materiality, or materiality determined in the context of local reporting requirements, generally local statutory accounts.

DETERMINING THE SCOPE OF OUR AUDIT

We determined the scope of our audit to ensure that we performed enough work to be able to give an opinion on the Consolidated Financial Statements as a whole, taking into account the geographic spread of the Shell businesses, the nature of the accounting processes and controls, and the inherent features of the industry in which Shell operates.

Shell is structured along three reportable segments: Upstream, Downstream and Corporate. The Consolidated Financial Statements include Shell’s operating businesses and centralised functions spread across more than 70 countries.

In establishing the overall approach to the group audit, we determined the type of work required to be performed at the reporting units by us, as the group engagement team, or PwC component auditors from within the UK and other network firms operating under our instruction. Where the work was performed by component auditors, we determined the level of our involvement necessary at those reporting units to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the Consolidated Financial Statements as a whole.

We identified 44 reporting units in nine countries that, in our view, required an audit of their complete financial information due to their size or risk characteristics. Specific audit procedures over certain balances and transactions were performed on a further 36 reporting units in 14 countries. The scoping of these reporting units resulted in audit procedures being performed over 70% of consolidated revenue and 66% of consolidated assets. In addition, work at the component level is supplemented by work at the group level by reference to risk and materiality.

During the year, the Senior Statutory Auditor visited 10 locations: Canada, Qatar, Russia, Singapore and the USA (twice), and each of Shell’s five business service centres. During these visits, he met with local management and component auditors. Other senior members of the group audit team also visited Shell’s operations in Nigeria, Singapore and the USA. Members of the group audit team performed onsite reviews of audit working papers for certain locations, including Germany, Malaysia and the USA. The Senior Statutory Auditor also hosted a planning workshop in November 2014 for audit partners responsible for the key reporting units.

OUR AREAS OF AUDIT FOCUS

The risks of material misstatement that had the greatest effect on our audit, including the allocation of our resources and effort, are identified as areas of focus in the table below. We have also set out how we tailored our audit to address these specific areas in order to provide an opinion on the Consolidated Financial Statements as a whole, and any comments we make on the results of our procedures should be read in this context. This is not a complete list of all risks identified by our audit.

Area of focus	How our audit addressed the area of focus

Recoverability of the carrying amount of refining assets

The performance of and outlook for refining assets in certain locations, in particular Asia and Europe, continues to be challenging due to excess global refining capacity against a backdrop of reduced demand growth. This gives rise to a heightened risk of impairment.

The assessment of the recoverable amount of refinery assets, as calculated under both the value-in-use and fair value less cost to sell bases, requires considerable judgement on the part of management. Estimates of future cash flows are based on management’s views of variables such as future commodity prices, market supply and demand, and product margins.

During the year, management identified indicators of potential impairment in a number of refineries within Shell’s portfolio. Management prepared impairment models for these refineries and, as disclosed in Note 8 to the Consolidated Financial Statements, a pre-tax aggregate impairment charge of $2.8 billion was recognised. Our focus was on the risk that the impairment charge may be understated or that impairment charges may also be required for other refinery assets.

We confirmed the appropriateness of management’s defined cash generating units (CGUs) within its refining business. We reviewed management’s macro-economic assumptions, including forecast supply and demand and their associated impact on margins, and compared these with published forecasts issued by recognised third party industry analysts. We found that management’s forecast margins were consistent with these external market views.

Detailed audit procedures were performed in respect of the risk-adjusted models for refineries where management’s review of the macro-economic assumptions suggested that asset write-downs may be required. These procedures included an assessment of the reasonableness of the site-specific adjustments to the forecast margins, including a lookback at prior performance against regional benchmark margins, assessment of the reasonableness of volume throughput forecasts, inflation rates and the discount rate used. Our consideration included assessment of the appropriateness of probability weightings applied to differing scenarios. We also validated the integrity of the valuation models developed by management as part of the impairment assessment and identified no concerns.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	101
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

Area of focus	How our audit addressed the area of focus
We performed sensitivity analyses around the key assumptions, with the calculation being most sensitive to changes in the realised margin per barrel at each refinery. We calculated the extent to which these assumptions would need to change before the impact was material and assessed the likelihood of these movements occurring. We assessed the financial statement disclosures in light of the analyses and consider them to be appropriate.

Recoverability of the carrying amount of North American tight-gas and liquids-rich shale assets

The 2014 strategic review of the North American tight-gas and liquids-rich shale portfolio was performed in the context of increased capital discipline and the commitment by management to keep, fix or divest assets. As a result, management identified certain assets where it was necessary to consider whether asset carrying amounts were recoverable.

This resulted in a pre-tax impairment charge of $2.7 billion in respect of certain tight-gas assets in the Upstream Americas portfolio.

In addition to confirming the appropriateness of management’s definition of CGUs for the relevant assets, we benchmarked management’s key macro-economic assumptions, such as future gas and liquids prices, and other general assumptions used, such as the discount and inflation rates, against third party data. We found the assumptions used by management to be consistent with relevant third party sources.

We performed detailed procedures for the assets where the need for an impairment review was identified by management. For those assets expected to be retained in the portfolio, we checked the mathematical accuracy of management’s risk-adjusted cash flow model on the value-in-use basis, confirmed that the oil or gas reserves incorporated into the model were consistent with the estimates prepared by reservoir engineers, and assessed the reasonableness of the probability weighting assigned to potential scenarios. We found these models to be consistent with the value-in-use approach defined in IFRS and management’s asset-specific business plans.

For those assets which were being actively marketed, the impairment assessment was performed on the fair value less cost to sell basis, with the fair value corroborated by reference to indicative or final bids.

Area of focus	How our audit addressed the area of focus

Impact of the deterioration in the short-term oil and gas price environment

During the second half of 2014, the spot price of Brent crude oil declined approximately 50%, from over $110/b to around $55/b at year end. The market drivers behind this short-term price movement could contribute to a revision in long-term price views which are the key assumption in management’s impairment assessment.

We compared the short- and long-term price assumptions used by management in their Upstream impairment testing to forward curves at December 31, 2014 and recent forecasts published by brokers, economists, consultancies and respected industry bodies such as the International Energy Agency, which creates a range of relevant third-party data points.

We found that management’s short-term price assumptions were above the forward curve at December 31, 2014 but that this had no material impact on management’s impairment conclusions.

With regard to long-term price assumptions, we considered management’s assessment of the potential effects on the carrying amount of exploration and production assets of a sustained reduction in long-term prices, within the range established by the third-party data points. In particular we focused our work on the Groundbirch tight-gas asset in Canada and concluded that the carrying amount remained supportable in a lower long-term price scenario.

We also considered the impact of the recent price movement on deferred tax assets (as described below) and the valuation of derivatives and inventories. Under IFRS, derivatives are recognised at fair value. We audited the year end valuation, focusing on the key judgements, and identified no material issues. Inventories are recognised at the lower of cost and net realisable value and at year end management recorded write-downs to the carrying amount of inventories. Based on our audit work, we are satisfied that Shell’s inventory balances have been appropriately recorded.

This adverse price movement reflects a current excess of supply over demand, with increased uncertainty regarding the medium and longer-term effects. The key drivers behind the excess supply include:

■     The OPEC members deciding in November 2014 to maintain current output levels;

■    Russian oil production rising to a near post-Soviet era high despite the imposition of EU and US sanctions; and

■    US oil production reaching a 30-year high, predominantly as a result of shale oil.

This strong supply environment has coincided with weakening global demand growth mainly driven by a weaker economic outlook for China, warmer winter weather in Europe, reduced consumption in OECD countries and continued economic uncertainty in the eurozone.

The carrying amounts of exploration and production assets and deferred tax assets are dependent upon the future cash flows and profits of the business. Bearing in mind the long-lived nature of Shell’s assets, the most critical assumptions are the longer-term oil and gas prices, beyond the next three to four years.

102	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

Area of focus	How our audit addressed the area of focus
Assets which are relatively mature or short-lived will be more exposed to the effect of depressed shorter-term prices. It also leads to greater volatility in mark-to-market adjustments for certain financial instruments and the need to consider whether net realisable value is lower than cost of crude oil and product inventories included in the balance sheet.

Allocation of the purchase price in respect of the Repsol acquisition

During the year, Shell completed the acquisition of a portfolio of LNG assets from Repsol S.A. The transaction fell under the scope of IFRS 3 Business Combinations and therefore the acquired assets and liabilities were recognised at fair value in Shell’s Consolidated Financial Statements. These assets include a number of long-term contracts for the supply of LNG. Management engaged a third party to provide an independent valuation of these and other assets and liabilities acquired.

We assessed the appropriateness of the valuation methodology adopted in determining fair values, the underlying assumptions and the mathematical accuracy of the valuation models. In particular, we considered whether it was appropriate to allocate the majority of the purchase price to acquired contracts, as detailed in Note 29 to the Consolidated Financial Statements, or whether a portion of the purchase price should be recognised as goodwill. Our detailed testing of the valuation of the contracts, including considering the reasonableness of significant underlying assumptions, confirmed the appropriateness of management’s valuation approach and the purchase price allocation.

Estimation of decommissioning and restoration provisions

The calculation of decommissioning and restoration provisions, which are primarily in respect of Upstream assets, requires significant management judgement because of the inherent complexity in estimating future costs. The decommissioning of offshore infrastructure is a relatively immature activity and consequently there is limited historical precedent against which to benchmark estimates of future cost. These factors increase the complexity involved in determining accurate accounting provisions that are material to Shell’s balance sheet.

We critically appraised management’s annual review of provisions and performed detailed testing of the provision recorded in respect of certain assets based on the associated risk and materiality. We focused in particular on late-life assets, where changes to the cost estimate directly impact the income statement rather than being recognised as an asset. Testing involved understanding the mandatory or constructive obligations with respect to the decommissioning of each asset based on the contractual arrangements and relevant local regulation to validate the appropriateness of the method of decommissioning underpinning the cost estimate.

For these assets we considered the competence of the experts, whether internal or external to Shell, who produced the cost estimates.

Area of focus	How our audit addressed the area of focus
Shell review decommissioning and restoration provisions on an annual basis. This review incorporates the effects of any changes in local regulations, management’s expected approach to decommissioning and discount rates, along with the effects of changes in exchange rates.	We tested the accuracy of calculations and evaluated the appropriateness of the discount rate used. In addition, we performed sensitivity analyses to understand the potential impact of reasonable changes in assumptions on the provisions recognised. This analysis confirmed management’s view that likely changes in assumptions do not materially impact the provisions recorded.

Estimation in respect of uncertain tax positions and recognition of deferred tax assets

Management is required to exercise considerable judgement when determining the appropriate amount to provide in respect of uncertain tax positions, which are generally associated with acquisitions, divestments and other activities in countries where the tax regime is uncertain, immature or changing.

We performed detailed testing over the tax positions in the significant tax jurisdictions in which Shell has operations, including utilising local tax expertise. Procedures included testing the rates applied to calculate provisions and deferred tax balances, and a probability assessment of the potential outcomes where uncertain tax positions exist, based on communications received from the relevant tax authorities and applying our local knowledge and experience.

Where deferred tax assets arise, management judgement is required to assess the recoverability of the balance, in particular by reference to forecast future taxable income. The periods over which the deferred tax assets are expected to be recovered can be extensive.

With respect to deferred tax balances, we examined documentation supporting the recoverability of deferred tax assets recognised, placing particular emphasis on the reasonableness of the forecasts which underpin the asset recognition, including the impact of recent price deterioration. We found that support for the recognition of these deferred tax assets was consistent with the long-term business plans used by management to manage and monitor the performance of the business, which were updated during the second half of 2014.

Accounting for divestments

Having publicly announced in early 2014 the intention to generate proceeds of $15 billion from the divestment of assets in 2014 and 2015, Shell generated proceeds of $14 billion from divestments during the year.

We read management’s accounting papers associated with each transaction and assessed whether the proposed treatment was consistent with the requirements of IFRS and agreed key assumptions or facts within the papers to underlying documentation such as the sale and purchase agreements. No discrepancies were noted between

	FINANCIAL STATEMENTS AND SUPPLEMENTS	103
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

Area of focus	How our audit addressed the area of focus

Our focus was on understanding the contractual terms which define the assets and liabilities divested and also, in particular, any liabilities or obligations retained or created. Additional complexity can also arise where a partial disposal occurs, as this can change the accounting for the retained asset.

In particular, we placed focus on the divestments of the majority of the Downstream business in Australia, onshore Upstream assets in Nigeria and a portion of Shell’s interest in Woodside Petroleum Limited (Woodside).

the accounting treatment employed by Shell and the requirements of IFRS.

For material transactions, we verified consideration received and agreed it to the proceeds recognised in the cash flow statement. We confirmed that the appropriate accounting entries, including de-recognition of divested assets, were recorded. We reviewed relevant contracts with a particular focus on obligations retained by Shell post-divestment. Our procedures confirmed that appropriate consideration of the impact of contractual terms on Shell’s post-divestment balance sheet had been applied by management.

We also considered whether the reduction in Shell’s interest in Woodside altered Shell’s ability to exert significant influence over Woodside, to confirm that it remained appropriate to classify Woodside as an associate.

Accuracy of the recognition of unrealised trading revenue

Unrealised revenue arises on Shell’s trading activities because of the requirement under IFRS to fair value derivative contracts. These contracts principally relate to commodity supply arrangements with derivatives embedded in the contractual terms.

Management are required to exercise judgement in valuing these derivative contracts, particularly where the life of the contract is beyond the liquid market period requiring bespoke models and giving rise to a risk of material misstatement. Particular focus has been placed on the valuation of derivative contracts at the balance sheet date.

We assessed the overall commodity trading process, including internal risk management procedures and the system and controls around origination and maintenance of complete and accurate information relating to derivative contracts. We found the controls in place to be operating effectively and therefore placed reliance on these in our testing.

In addition, we tested the valuation of derivative contracts at December 31, 2014 which require the use of valuation models. Our audit procedures focused on the integrity of these valuation models and the incorporation of the contract terms and the key assumptions, including future price assumptions and discount rates, in the models. Our testing confirmed that models used to value contracts are appropriate for the purposes of the valuations.

GOING CONCERN

Under the Listing Rules we are required to review the Directors’ statement, set out on page 63, in relation to going concern. We have nothing to report having performed our review.

As noted in the Directors’ statement, the Directors have concluded that it is appropriate to prepare the Consolidated Financial Statements using the going concern basis of accounting. The going concern basis presumes that Shell has adequate resources to remain in operation, and that the Directors intend it to do so, for at least one year from the date the Consolidated Financial Statements were signed. As part of our audit we have concluded that the Directors’ use of the going concern basis is appropriate.

However, because not all future events or conditions can be predicted, these statements are not a guarantee as to Shell’s ability to continue as a going concern.

OTHER REQUIRED REPORTING

Consistency of other information

COMPANIES ACT 2006 OPINION

In our opinion, the information given in the Strategic Report and the Directors’ Report for the financial year for which the Consolidated Financial Statements are prepared is consistent with the Consolidated Financial Statements.

ISAs (UK AND IRELAND) REPORTING

Under ISAs (UK and Ireland) we are required to report to you if, in our opinion:
■ information in the Annual Report is:	We have no exceptions to report arising from this responsibility.
■ materially inconsistent with the information in the audited Consolidated Financial Statements; or
■ apparently materially incorrect based on, or materially inconsistent with, our knowledge of Shell acquired in the course of performing our audit; or
■ otherwise misleading.

■   the statement given by the Directors on page 63, in accordance with the UK Corporate Governance Code (the Code) Provision C.1.1, that they consider the Annual Report including the financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for members to assess Shell’s performance, business model and strategy is materially inconsistent with our knowledge of Shell acquired in the course of performing our audit.

We have no exceptions to report arising from this responsibility.

■   the section of the Annual Report on pages 76-78, as required by Code Provision C.3.8, describing the work of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee.

We have no exceptions to report arising from this responsibility.

104	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

Adequacy of information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion, we have not received all the information and explanations we require for our audit. We have no exceptions to report arising from this responsibility.

Directors’ remuneration

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of Directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Corporate Governance statement

Under the Listing Rules we are required to review the part of the Corporate Governance statement relating to the Company’s compliance with nine provisions of the Code. We have nothing to report having performed our review.

RESPONSIBILITIES FOR THE CONSOLIDATED FINANCIAL STATEMENTS AND THE AUDIT

Our responsibilities and those of the Directors

As explained more fully in the Directors’ Responsibilities Statement set out on pages 62 and 63, the Directors are responsible for the preparation of the Consolidated Financial Statements and for being satisfied that they give a true and fair view.

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

What an audit of financial statements involves

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

We primarily focus our work in these areas by assessing the Directors’ judgements against available evidence, forming our own judgements and evaluating the disclosures in the Consolidated Financial Statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

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

OTHER MATTER

We have reported separately on the Parent Company Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2014, and on the information in the Directors’ Remuneration Report that is described as having been audited.

Ross Hunter (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London, United Kingdom

March 11, 2015

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2014 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2014.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	105
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND ROYAL DUTCH SHELL PLC SHAREHOLDERS

In our opinion, the accompanying Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements present fairly, in all material respects, the financial position of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively Shell) at December 31, 2014, and December 31, 2013, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting of Shell set out on pages 70 and 71. Our responsibility is to express opinions on these Consolidated Financial Statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

London, United Kingdom

March 11, 2015

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2014 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2014.

106	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

CONSOLIDATED FINANCIAL STATEMENTS

107	Consolidated Statement of Income
107	Consolidated Statement of Comprehensive Income
108	Consolidated Balance Sheet
109	Consolidated Statement of Changes in Equity
110	Consolidated Statement of Cash Flows
111	Notes to the Consolidated Financial Statements
111	Note 1 Basis of preparation
111	Note 2 Accounting policies
116	Note 3 Key accounting estimates and judgements
117	Note 4 Segment information
119	Note 5 Interest and other income
119	Note 6 Interest expense
119	Note 7 Intangible assets
120	Note 8 Property, plant and equipment
122	Note 9 Joint ventures and associates
122	Note 10 Investments in securities
123	Note 11 Trade and other receivables
123	Note 12 Inventories
123	Note 13 Cash and cash equivalents
124	Note 14 Debt and lease arrangements
126	Note 15 Trade and other payables
127	Note 16 Taxation
129	Note 17 Retirement benefits
131	Note 18 Decommissioning and other provisions
131	Note 19 Financial instruments and other derivative contracts
136	Note 20 Share capital
137	Note 21 Share-based compensation plans and shares held in trust
137	Note 22 Other reserves
139	Note 23 Dividends
139	Note 24 Earnings per share
140	Note 25 Legal proceedings and other contingencies
140	Note 26 Employees
140	Note 27 Directors and Senior Management
141	Note 28 Auditor’s remuneration
141	Note 29 Acquisition of Repsol LNG businesses outside North America

	FINANCIAL STATEMENTS AND SUPPLEMENTS	107
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME	$ MILLION

	NOTES	2014	2013	2012
Revenue		421,105	451,235	467,153
Share of profit of joint ventures and associates	9	6,116	7,275	8,948
Interest and other income	5	4,123	1,089	5,599
Total revenue and other income		431,344	459,599	481,700
Purchases		327,278	353,199	369,725
Production and manufacturing expenses		30,038	28,386	26,215
Selling, distribution and administrative expenses		13,965	14,675	14,465
Research and development		1,222	1,318	1,307
Exploration		4,224	5,278	3,104
Depreciation, depletion and amortisation		24,499	21,509	14,615
Interest expense	6	1,804	1,642	1,757
Income before taxation		28,314	33,592	50,512
Taxation	16	13,584	17,066	23,552
Income for the period	4	14,730	16,526	26,960
(Loss)/income attributable to non-controlling interest		(144)	155	248
Income attributable to Royal Dutch Shell plc shareholders		14,874	16,371	26,712

Basic earnings per share ($)	24	2.36	2.60	4.27
Diluted earnings per share ($)	24	2.36	2.60	4.26

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	$ MILLION

	NOTES	2014	2013	2012
Income for the period		14,730	16,526	26,960
Other comprehensive income	22
Items that may be reclassified to income in later periods:
Currency translation differences		(5,321)	(1,938)	1,394
Unrealised losses on securities		(797)	(166)	(815)
Cash flow hedging gains		528	178	31
Share of other comprehensive loss of joint ventures and associates	9	(156)	(167)	(222)
Total		(5,746)	(2,093)	388
Items that are not reclassified to income in later periods:
Retirement benefits remeasurements		(6,482)	3,833	(2,578)
Other comprehensive (loss)/income for the period		(12,228)	1,740	(2,190)
Comprehensive income for the period		2,502	18,266	24,770
Comprehensive (loss)/income attributable to non-controlling interest		(190)	23	300
Comprehensive income attributable to Royal Dutch Shell plc shareholders		2,692	18,243	24,470

108	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

CONSOLIDATED BALANCE SHEET	$ MILLION

	NOTES	Dec 31, 2014	Dec 31, 2013
Assets
Non-current assets
Intangible assets	7	7,076	4,394
Property, plant and equipment	8	192,472	191,897
Joint ventures and associates	9	31,558	34,613
Investments in securities	10	4,115	4,715
Deferred tax	16	8,131	5,785
Retirement benefits	17	1,682	3,574
Trade and other receivables	11	8,304	9,191
		253,338	254,169
Current assets
Inventories	12	19,701	30,009
Trade and other receivables	11	58,470	63,638
Cash and cash equivalents	13	21,607	9,696
		99,778	103,343
Total assets		353,116	357,512
Liabilities
Non-current liabilities
Debt	14	38,332	36,218
Trade and other payables	15	3,582	4,065
Deferred tax	16	12,052	11,943
Retirement benefits	17	16,318	11,182
Decommissioning and other provisions	18	23,834	19,698
		94,118	83,106
Current liabilities
Debt	14	7,208	8,344
Trade and other payables	15	64,864	70,112
Taxes payable	16	9,797	11,173
Retirement benefits	17	377	382
Decommissioning and other provisions	18	3,966	3,247
		86,212	93,258
Total liabilities		180,330	176,364
Equity
Share capital	20	540	542
Shares held in trust	21	(1,190)	(1,932)
Other reserves	22	(14,365)	(2,037)
Retained earnings		186,981	183,474
Equity attributable to Royal Dutch Shell plc shareholders		171,966	180,047
Non-controlling interest		820	1,101
Total equity		172,786	181,148
Total liabilities and equity		353,116	357,512

Signed on behalf of the Board /s/ Simon Henry
Simon Henry
Chief Financial Officer
March 11, 2015

	FINANCIAL STATEMENTS AND SUPPLEMENTS	109
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	$ MILLION

	Equity attributable to Royal Dutch Shell plc shareholders
	Share capital (see Note 20)	Shares held in trust (see Note 21)	Other reserves (see Note 22)	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2014	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148
Comprehensive income for the period	–	–	(12,182)	14,874	2,692	(190)	2,502
Capital contributions from, and other changes in, non-controlling interest [A]	–	–	–	727	727	25	752
Dividends paid (see Note 23)	–	–	–	(11,843)	(11,843)	(116)	(11,959)
Scrip dividends (see Note 23)	6	–	(6)	2,399	2,399	–	2,399
Repurchases of shares	(8)	–	8	(2,787)	(2,787)	–	(2,787)
Shares held in trust: net sales and dividends received	–	742	–	107	849	–	849
Share-based compensation	–	–	(148)	30	(118)	–	(118)
At December 31, 2014	540	(1,190)	(14,365)	186,981	171,966	820	172,786
At January 1, 2013	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182
Comprehensive income for the period	–	–	1,872	16,371	18,243	23	18,266
Capital contributions from, and other changes in, non-controlling interest	–	–	–	18	18	(103)	(85)
Dividends paid (see Note 23)	–	–	–	(11,338)	(11,338)	(252)	(11,590)
Scrip dividends (see Note 23)	12	–	(12)	4,140	4,140	–	4,140
Repurchases of shares	(12)	–	12	(5,757)	(5,757)	–	(5,757)
Shares held in trust: net sales and dividends received	–	355	–	126	481	–	481
Share-based compensation	–	–	(157)	(332)	(489)	–	(489)
At December 31, 2013	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148
At January 1, 2012	536	(2,990)	(1,961)	162,895	158,480	1,486	159,966
Comprehensive income for the period	–	–	(2,242)	26,712	24,470	300	24,770
Capital contributions from, and other changes in, non-controlling interest	–	–	–	39	39	(61)	(22)
Dividends paid (see Note 23)	–	–	–	(10,955)	(10,955)	(292)	(11,247)
Scrip dividends (see Note 23)	9	–	(9)	3,565	3,565	–	3,565
Repurchases of shares	(3)	–	3	(1,728)	(1,728)	–	(1,728)
Shares held in trust: net sales and dividends received	–	703	–	150	853	–	853
Share-based compensation	–	–	457	(432)	25	–	25
At December 31, 2012	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182

[A] Mainly relates to the initial public offering of limited partner units in Shell Midstream Partners, L.P. The difference between the proceeds after tax and the increase in non-controlling interest, measured by reference to the carrying amount of the entity’s net assets at the date of the transaction, was recognised in retained earnings.

110	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

CONSOLIDATED STATEMENT OF CASH FLOWS	$ MILLION

	NOTES	2014	2013	2012
Cash flow from operating activities
Income for the period		14,730	16,526	26,960
Adjustment for:
Current taxation		13,757	18,582	22,722
Interest expense (net)		1,598	1,448	1,543
Depreciation, depletion and amortisation		24,499	21,509	14,615
Net gains on sale of non-current assets and businesses		(3,212)	(382)	(4,228)
Decrease/(increase) in inventories		7,958	608	(1,746)
(Increase)/decrease in current receivables		(1,541)	5,648	14,145
Decrease in current payables		(12)	(3,268)	(9,008)
Share of profit of joint ventures and associates		(6,116)	(7,275)	(8,948)
Dividends received from joint ventures and associates		6,902	7,117	10,573
Deferred taxation, retirement benefits, decommissioning and other provisions		(1,720)	(2,701)	341
Other		2,500	2,937	201
Net cash from operating activities (pre-tax)		59,343	60,749	67,170
Taxation paid		(14,299)	(20,309)	(21,030)
Net cash from operating activities		45,044	40,440	46,140
Cash flow from investing activities
Capital expenditure		(31,854)	(40,145)	(32,576)
Investments in joint ventures and associates		(1,426)	(1,538)	(3,028)
Proceeds from sale of property, plant and equipment and businesses		9,873	1,212	6,346
Proceeds from sale of joint ventures and associates		4,163	538	698
Other investments (net)		(587)	(388)	(86)
Interest received		174	175	193
Net cash used in investing activities		(19,657)	(40,146)	(28,453)
Cash flow from financing activities
Net (decrease)/increase in debt with maturity period within three months		(3,332)	3,126	(165)
Other debt:
New borrowings		7,778	9,146	5,108
Repayments		(4,089)	(6,877)	(4,960)
Interest paid		(1,480)	(1,307)	(1,428)
Change in non-controlling interest		989	(51)	23
Cash dividends paid to:
Royal Dutch Shell plc shareholders	23	(9,444)	(7,198)	(7,390)
Non-controlling interest		(116)	(252)	(292)
Repurchases of shares		(3,328)	(5,000)	(1,492)
Shares held in trust: net sales/(purchases) and dividends received		232	(565)	(34)
Net cash used in financing activities		(12,790)	(8,978)	(10,630)
Currency translation differences relating to cash and cash equivalents		(686)	(170)	201
Increase/(decrease) in cash and cash equivalents	13	11,911	(8,854)	7,258
Cash and cash equivalents at January 1		9,696	18,550	11,292
Cash and cash equivalents at December 31		21,607	9,696	18,550

	FINANCIAL STATEMENTS AND SUPPLEMENTS	111
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The Consolidated Financial Statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively referred to as Shell) have been prepared in accordance with the provisions of the Companies Act 2006 and Article 4 of the International Accounting Standards (IAS) Regulation, and therefore in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to Shell, there are no material differences from IFRS as issued by the International Accounting Standards Board (IASB); therefore the Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

As described in the accounting policies in Note 2, the Consolidated Financial Statements have been prepared under the historical cost convention except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods.

The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 11, 2015.

Accounting standards not yet adopted

The final version of IFRS 9 Financial Instruments was issued in 2014 which sets out the requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. It replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is required to be adopted by 2018. The impact for Shell is under review and IFRS 9 may facilitate further use of hedge accounting and also could result in different timing of income recognition in respect of certain investments in securities.

IFRS 11 Joint Arrangements was amended in 2014 to clarify the accounting for the acquisition of an interest or an additional interest in a joint operation where the joint operation itself meets the IFRS definition of a business. The principles of business combination accounting, with some exceptions, should be applied to such transactions which take place on or after the implementation date. This differs from Shell’s current practice which is to account for these as asset acquisitions and therefore the amendment may result in further use of fair value measurements and recognition of goodwill. IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures were amended in 2014 to clarify the accounting for the contribution of a business to a joint venture or an associate in exchange for an equity interest in that joint venture or associate. A full gain or loss on sale should be recognised for such transactions which take place on or after the implementation date, which differs from Shell’s current practice. It is not intended to early adopt these amendments, whose effective date is January 1, 2016, and the impact on Shell will depend on future transactions.

IFRS 15 Revenue from Contracts with Customers was issued in 2014 and replaces IAS 18 Revenue and certain other pronouncements. It is required to be adopted by 2017. The impact is under review but IFRS 15 is not expected to have a significant effect on Shell’s accounting or disclosures.

2 ACCOUNTING POLICIES

Nature of the Consolidated Financial Statements

The Consolidated Financial Statements are presented in US dollars (dollars) and comprise the financial statements of the Company and its subsidiaries, being those entities over which the Company has control, either directly or indirectly, through exposure or rights to their variable returns and the ability to affect those returns through its power over the entities. Information about significant subsidiaries at December 31, 2014, is set out in Exhibit 8.

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

Nature of operations and segmental reporting

Shell is engaged in the principal aspects of the oil and gas industry in more than 70 countries and reports its business through three segments. Upstream combines the operating segments Upstream International and Upstream Americas, which are engaged in exploring for and recovering crude oil and natural gas; the liquefaction and transportation of gas; the extraction of bitumen from oil sands that is converted into synthetic crude oil; and wind energy. These operating segments have similar economic characteristics because their earnings are significantly dependent on crude oil and natural gas prices and production volumes, and because their projects generally require significant investment, are complex and generate revenues for many years. Downstream is engaged in manufacturing, supply and distribution and marketing activities for oil products and chemicals and in alternative energy (excluding wind). Corporate represents the key support functions, comprising Shell’s holdings and treasury organisation, including its self-insurance activities as well as its headquarters and central functions. Integrated within the Upstream and Downstream segments are Shell’s trading activities, and functions such as safety and environment, and CO2 management. Sales between segments are based on prices generally equivalent to commercially available prices.

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer (CEO) for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

112	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 2 continued]

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

Revenue recognition

Revenue from sales of oil, natural gas, chemicals and other products is recognised at the fair value of consideration received or receivable, after deducting sales taxes, excise duties and similar levies, when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. For sales by Upstream operations, this generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism; for sales by refining operations it is either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms; and for wholesale sales of oil products and chemicals it is either at the point of delivery or the point of receipt, depending on contractual conditions.

Revenue resulting from the production of oil and natural gas from properties in which Shell has an interest with partners in joint arrangements is recognised on the basis of Shell’s working interest (entitlement method). Revenue resulting from the production of oil and natural gas under production-sharing contracts is recognised for those amounts relating to Shell’s cost recoveries and Shell’s share of the remaining production. Gains and losses on derivative contracts and the revenue and costs associated with other contracts that are classified as held for trading purposes are reported on a net basis in the Consolidated Statement of Income. Purchases and sales of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstocks for refinery operations are presented net in the Consolidated Statement of Income.

Research and development

Development costs that are expected to generate probable future economic benefits are capitalised as intangible assets. All other research and development expenditure is recognised in income as incurred.

Exploration costs

Oil and natural gas exploration costs are accounted for under the successful efforts method: exploration costs are recognised in income when incurred, except that exploratory drilling costs are included in property, plant and equipment pending determination of proved reserves. Exploration costs capitalised in respect of exploration wells that are more than 12 months old are written off unless: (a) proved reserves are booked; or (b) (i) they have found commercially producible quantities of reserves and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is underway or firmly planned for the near future or other activities are being undertaken to sufficiently progress the assessing of reserves and the economic and operating viability of the project.

Property, plant and equipment and intangible assets

RECOGNITION

Property, plant and equipment comprise assets owned by Shell, assets held by Shell under finance leases and assets operated by Shell as contractor in production-sharing contracts. They include rights and concessions in respect of properties with proved reserves (proved properties) and with no proved reserves (unproved properties). Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recognised in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see “Provisions”), certain development costs (see “Research and development”) and the effects of associated cash flow hedges (see “Derivative contracts”) as applicable. The accounting for exploration costs is described separately (see “Exploration costs”). Intangible assets include goodwill, capitalised off-take and sales contracts, software costs and trademarks. Interest is capitalised, as an increase in property, plant and equipment, on major capital projects during construction.

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

	FINANCIAL STATEMENTS AND SUPPLEMENTS	113
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

Other property, plant and equipment and intangible assets are depreciated and amortised on a straight-line basis over their estimated useful lives, except for goodwill, which is not amortised. They include major inspection costs, which are depreciated over the estimated period before the next planned major inspection (three to five years), and the following:

ASSET TYPE	USEFUL LIFE
Property, plant and equipment
Held under finance leases	lease term
Refineries and chemical plants	20 years
Retail service stations	15 years
Upgraders	30 years
Intangible assets
LNG off-take and sales contracts	10 to 15 years
Software	5 years
Trademarks	40 years

Estimates of the useful lives and residual values of property, plant and equipment and intangible assets are reviewed annually and adjusted if appropriate.

IMPAIRMENT

The carrying amount of goodwill is tested for impairment annually; in addition, assets other than unproved properties (see “Exploration costs”) are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired, the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs to sell (see “Fair value measurements”) and value in use.

Value in use is determined as the amount of estimated risk-adjusted discounted future cash flows. For this purpose, assets are grouped into cash-generating units based on separately identifiable and largely independent cash inflows. Estimates of future cash flows used in the evaluation of impairment of assets are made using management’s forecasts of commodity prices, market supply and demand, product margins and, in the case of exploration and production assets, expected production volumes. The latter takes into account assessments of field and reservoir performance and includes expectations about both proved reserves and volumes that are expected to constitute proved reserves in the future (unproved volumes), which are risk-weighted utilising geological, production, recovery and economic projections. Cash flow estimates are risk-adjusted to reflect local conditions as appropriate and discounted at a rate based on Shell’s marginal cost of debt.

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
Leases

Agreements under which payments are made to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and rewards of ownership are recognised at the commencement of the lease term as finance leases within property, plant and equipment and debt at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Finance lease payments are apportioned between interest expense and repayments of debt. All other leases are classified as operating leases and the cost is recognised in income on a straight-line basis.

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

114	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 2 continued]

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

Deferred taxation is determined, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Balance Sheet and on unused tax losses and credits carried forward.

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

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, unused tax losses and credits carried forward can be utilised.

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

The amounts recognised in income in respect of defined benefit plans mainly comprise service cost and interest. Service cost comprises principally the increase in the present value of the obligation for benefits resulting from employee service during the period (current service cost) and also amounts relating to past service and settlements or amendments of plans. Plan amendments are changes to benefits and are generally recognised when all legal and regulatory approvals have been received and the effects have been communicated to members. Interest is calculated using the discount rate on the net defined benefit liability or asset at the beginning of each year for each plan. Remeasurements of the net defined benefit liability or asset resulting from actuarial gains and losses and the return on plan assets excluding the amount recognised in income are recognised in other comprehensive income.

For defined contribution plans, pension expense represents the amount of employer contributions payable for the period.

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

Other provisions are recognised in income in the period in which an obligation arises and the amount can be reasonably estimated. Provisions are measured based on current legal requirements and existing technology where applicable. Recognition of any joint and several liability is based on management’s best estimate of the final pro-rata share of the liability. Provisions are determined independently of expected insurance recoveries. Recoveries are recognised when virtually certain of realisation.

Financial instruments and other derivative contracts

Financial assets and liabilities are presented separately in the Consolidated Balance Sheet except where unconditional offsetting of outstanding balances is allowed under offsetting, master netting and similar arrangements with counterparties and net settlement is regularly applied.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	115
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

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

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, including offsetting bank overdrafts, short-term bank deposits, money market funds, reverse repos and similar instruments that have a maturity of three months or less at the date of acquisition.

Trade receivables

Trade receivables are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost less any impairment.

FINANCIAL LIABILITIES

Debt and trade payables are recognised initially at fair value based on amounts exchanged, net of transaction costs, and subsequently at amortised cost, except for fixed rate debt subject to fair value hedging which is remeasured for the hedged risk (see “Derivative contracts”).

Interest expense on debt is accounted for using the effective interest method and, other than interest capitalised, is recognised in income.

DERIVATIVE CONTRACTS

Derivatives are used in the management of interest rate risk, foreign currency risk and commodity price risk, and in the management of foreign currency cash balances. These derivative contracts are recognised at fair value.

Those derivatives qualifying and designated as hedges are either: (i) a “fair value” hedge of the change in fair value of a recognised asset or liability or an unrecognised firm commitment; or (ii) a “cash flow” hedge of the change in cash flows to be received or paid relating to a recognised asset or liability or a highly probable forecasted transaction.

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

Share-based compensation plans

The fair value of share-based compensation expense arising from the Performance Share Plan (PSP) – Shell’s main equity-settled plan – is estimated using a Monte Carlo option pricing model and is recognised in income from the date of grant over the vesting period with a

116	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 2 continued]

corresponding increase directly in equity. The model projects and averages the results for a range of potential outcomes for the vesting conditions, the principal assumptions for which are the share price volatility and dividend yields for Shell and four of its main competitors over the last three years and the last 10 years. The change in the fair value of share-based compensation for cash-settled plans is recognised in income with a corresponding change in liabilities.

Shares held in trust

Shares in the Company, which are held by employee share ownership trusts and trust-like entities, are not included in assets but are reflected at cost as a deduction from equity as shares held in trust.

Acquisitions and disposals of interests in a business

Assets acquired and liabilities assumed when control is obtained over a business are recognised at their fair value at the date of the acquisition; the amount of the purchase consideration above this value is recognised as goodwill, with any non-controlling interest recognised as the proportionate share of the identifiable net assets. The acquisition of a non-controlling interest in a subsidiary and the disposal of an interest while retaining control are accounted for as transactions within equity. The difference between the purchase consideration or disposal proceeds after tax and the relevant proportion of the non-controlling interest, measured by reference to the carrying amount of the interest’s net assets at the date of acquisition or disposal, is recognised in retained earnings as a movement in equity attributable to Royal Dutch Shell plc shareholders.

Consolidated Statement of Income presentation

Purchases reflect all costs related to the acquisition of inventories and the effects of the changes therein, and include supplies used for conversion into finished or intermediate products. Production and manufacturing expenses are the costs of operating, maintaining and managing production and manufacturing assets. Selling, distribution and administrative expenses include direct and indirect costs of marketing and selling products.

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

Information about the carrying amounts of exploration and production assets and the amounts charged to income, including depreciation, depletion and amortisation, is presented in Note 8.

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

Changes in assumptions could affect the carrying amounts of assets, and impairment charges and reversals will affect income.

Information about the carrying amounts of assets and impairments is presented in Notes 7 and 8.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	117
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

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

Information about the amounts reported in respect of defined benefit pension plans, assumptions applicable to the principal plans and their sensitivity to changes are presented in Note 17.

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

Information about decommissioning and restoration provisions is presented in Note 18.

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

Taxation information, including charges and deferred tax assets and liabilities, is presented in Note 16.

Change in shareholding in Woodside

In 2014, Shell’s interest in Woodside Petroleum Limited (Woodside), a publicly listed company on the Australian Securities Exchange, was reduced from 23% to 14% by a sale of shares. In the absence of other factors, a reduction below a shareholding of 20% is an indicator that significant influence over an entity may no longer exist and that therefore the interest in Woodside should no longer be accounted for as an associate, using the equity method, but as a financial asset measured at fair value. However, after considering the level of Shell’s involvement in Woodside’s financial and operating policy decisions, based on Board representation and joint-venture relationships, management concluded that Shell continues to have significant influence over Woodside and therefore should continue to account for the interest as an associate.

4 SEGMENT INFORMATION

Income information by segment is as follows:

2014	$ MILLION

	Upstream	Downstream	Corporate	Total
Revenue and other income
Revenue
Third party	45,240	375,752	113	421,105
Inter-segment	47,059	2,294	–
Share of profit/(loss) of joint ventures and associates	5,502	965	(351)	6,116
Interest and other income	4,029	41	53	4,123
Total				431,344
CCS earnings	15,841	3,411	(156)	19,096
Other items
Depreciation, depletion and amortisation charge of which:	17,868	6,619	12	24,499
Impairment losses	3,587	3,396	–	6,983
Impairment reversals	100	251	–	351
Interest expense	953	86	765	1,804
Taxation charge/(credit)	15,277	(369)	(1,324)	13,584

118	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 4 continued]

2013	$ MILLION

	Upstream	Downstream	Corporate	Total
Revenue and other income
Revenue
Third party	47,357	403,725	153	451,235
Inter-segment	45,512	702	–
Share of profit/(loss) of joint ventures and associates	6,120	1,543	(388)	7,275
Interest and other income	659	273	157	1,089
Total				459,599
CCS earnings	12,638	3,869	372	16,879
Other items
Depreciation, depletion and amortisation charge of which:	16,949	4,421	139	21,509
Impairment losses	4,678	749	–	5,427
Impairment reversals	17	–	–	17
Interest expense	910	83	649	1,642
Taxation charge/(credit)	17,803	975	(1,712)	17,066

2012	$ MILLION

	Upstream	Downstream	Corporate	Total
Revenue and other income
Revenue
Third party	43,431	423,638	84	467,153
Inter-segment	51,119	772	–
Share of profit/(loss) of joint ventures and associates	8,001	1,240	(293)	8,948
Interest and other income	4,836	305	458	5,599
Total				481,700
CCS earnings	22,244	5,382	(203)	27,423
Other items
Depreciation, depletion and amortisation charge of which:	11,387	3,083	145	14,615
Impairment losses	980	138	3	1,121
Impairment reversals	–	24	–	24
Interest expense	774	89	894	1,757
Taxation charge/(credit)	23,690	1,178	(1,316)	23,552

RECONCILIATION OF TOTAL CCS EARNINGS TO INCOME FOR THE PERIOD	$ MILLION

	2014	2013	2012
Total CCS earnings	19,096	16,879	27,423
Current cost of supplies adjustment:
Purchases	(5,087)	(525)	(514)
Taxation	1,454	154	165
Share of (loss)/profit of joint ventures and associates	(733)	18	(114)
Income for the period	14,730	16,526	26,960

Information by geographical area is as follows:

2014	$ MILLION

	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	154,709	149,869	70,813	45,714	421,105
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	35,220	105,226	51,124	39,536	231,106

	FINANCIAL STATEMENTS AND SUPPLEMENTS	119
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

2013					$ MILLION
	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	175,584	157,673	72,552	45,426	451,235
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	35,919	101,003	51,626	42,356	230,904

2012					$ MILLION

	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	184,223	156,310	91,571	35,049	467,153
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	31,275	91,602	51,865	40,371	215,113

5 INTEREST AND OTHER INCOME

$ MILLION

	2014	2013	2012
Interest income	206	194	214
Dividend income (from investments in securities)	888	615	799
Net gains on sale of non-current assets and businesses	3,212	382	4,228
Foreign exchange (losses)/gains on financing activities	(195)	(184)	194
Other	12	82	164
Total	4,123	1,089	5,599

Net gains on sale of non-current assets and businesses in 2014 and 2012 arose mainly in respect of Upstream interests in Australia, Nigeria and the USA.

Other net foreign exchange losses of $122 million (2013: $17 million gains; 2012: $67 million losses) are included in purchases.

6 INTEREST EXPENSE

			$ MILLION
	2014	2013	2012
Interest incurred and similar charges	1,517	1,330	1,251
Less: interest capitalised	(757)	(762)	(567)
Other net losses on fair value hedges of debt	5	82	210
Accretion expense (see Note 18)	1,039	992	863
Total	1,804	1,642	1,757

The rate applied in determining the amount of interest capitalised in 2014 was 3% (2013: 3%; 2012: 3%).

7 INTANGIBLE ASSETS

2014				$ MILLION
	LNG off-take and sales contracts	Goodwill	Other	Total
Cost
At January 1	–	2,948	4,585	7,533
Additions	3,271	–	162	3,433
Sales, retirements and other movements	–	(170)	9	(161)
Currency translation differences	–	(66)	(194)	(260)
At December 31	3,271	2,712	4,562	10,545
Depreciation, depletion and amortisation, including impairments
At January 1	–	385	2,754	3,139
Charge for the year	278	–	386	664
Sales, retirements and other movements	–	(59)	(128)	(187)
Currency translation differences	–	(10)	(137)	(147)
At December 31	278	316	2,875	3,469
Carrying amount at December 31	2,993	2,396	1,687	7,076

120	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 7 continued]

2013	$ MILLION

	Goodwill	Other	Total
Cost
At January 1	2,955	4,547	7,502
Additions	57	315	372
Sales, retirements and other movements	(3)	(284)	(287)
Currency translation differences	(61)	7	(54)
At December 31	2,948	4,585	7,533
Depreciation, depletion and amortisation, including impairments
At January 1	340	2,692	3,032
Charge for the year	54	372	426
Sales, retirements and other movements	(1)	(309)	(310)
Currency translation differences	(8)	(1)	(9)
At December 31	385	2,754	3,139
Carrying amount at December 31	2,563	1,831	4,394

Additions in 2014 mainly comprise assets acquired as a result of the acquisition of Repsol LNG businesses (see Note 29).

Goodwill at December 31, 2014 and 2013, principally relates to Pennzoil-Quaker State Company, a lubricants business in the Downstream segment based largely in North America. For impairment testing purposes, cash flow projections for this business reflected long-term growth rates that were assumed to be equal to the average expected inflation rate for the USA (2014: 2%; 2013: 2%) and were adjusted for a variety of risks, in particular volume and margin deterioration. The nominal pre-tax discount rate applied was 6% (2013: 6%).

8 PROPERTY, PLANT AND EQUIPMENT

2014	$ MILLION

	Exploration and production assets		Manufacturing, supply and distribution	Other	Total
	Exploration and evaluation	Production
Cost
At January 1	34,102	233,180	76,624	27,209	371,115
Additions	5,457	21,958	5,633	2,042	35,090
Sales, retirements and other movements	(8,907)	(11,821)	(3,544)	(3,274)	(27,546)
Currency translation differences	(730)	(8,592)	(3,032)	(2,106)	(14,460)
At December 31	29,922	234,725	75,681	23,871	364,199
Depreciation, depletion and amortisation, including impairments
At January 1	4,978	121,714	38,421	14,105	179,218
Charge for the year	2,587	13,633	6,234	1,381	23,835
Sales, retirements and other movements	(3,679)	(14,353)	(3,323)	(2,295)	(23,650)
Currency translation differences	(76)	(4,518)	(1,985)	(1,097)	(7,676)
At December 31	3,810	116,476	39,347	12,094	171,727
Carrying amount at December 31	26,112	118,249	36,334	11,777	192,472

2013	$ MILLION

	Exploration and production assets		Manufacturing, supply and distribution	Other	Total
	Exploration and evaluation	Production
Cost
At January 1	32,871	198,851	67,460	26,571	325,753
Additions	8,517	24,269	3,544	2,230	38,560
Sales, retirements and other movements	(6,728)	12,781	5,711	(1,374)	10,390
Currency translation differences	(558)	(2,721)	(91)	(218)	(3,588)
At December 31	34,102	233,180	76,624	27,209	371,115
Depreciation, depletion and amortisation, including impairments
At January 1	2,110	106,130	31,613	13,607	153,460
Charge for the year	3,626	12,092	3,793	1,572	21,083
Sales, retirements and other movements	(728)	4,603	3,146	(1,047)	5,974
Currency translation differences	(30)	(1,111)	(131)	(27)	(1,299)
At December 31	4,978	121,714	38,421	14,105	179,218
Carrying amount at December 31	29,124	111,466	38,203	13,104	191,897

	FINANCIAL STATEMENTS AND SUPPLEMENTS	121
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

The carrying amount at December 31, 2014, includes $46,193 million (2013: $41,115 million) of assets under construction. This amount excludes exploration and evaluation assets. The carrying amount at December 31, 2014, also includes $1,412 million of assets classified as held for sale (2013: $2,185 million).

Contractual commitments for the acquisition of property, plant and equipment at December 31, 2014, amounted to $4,565 million (2013: $6,769 million).

Exploration and production assets at December 31, 2014, include rights and concessions in respect of proved and unproved properties of $24,152 million (2013: $28,869 million). Exploration and evaluation assets principally comprise rights and concessions in respect of unproved properties and capitalised exploration drilling costs.

CARRYING AMOUNT OF PROPERTY, PLANT AND EQUIPMENT HELD UNDER FINANCE LEASES		$ MILLION
	Dec 31, 2014	Dec 31, 2013
Exploration and production assets	2,686	2,595
Manufacturing, supply and distribution	2,069	902
Other	293	374
Total	5,048	3,871

IMPAIRMENTS			$ MILLION
	2014	2013	2012
Impairment losses [A]
Exploration and production assets	3,585	4,528	940
Manufacturing, supply and distribution	3,099	305	49
Other	299	532	93
Total	6,983	5,365	1,082
Impairment reversals [A]
Exploration and production assets	100	17	–
Manufacturing, supply and distribution	–	–	23
Other	244	–	1
Total	344	17	24

[A] Presented by segment in Note 4.

In 2014, an impairment review of the refining portfolio was carried out in response to the continuation of weak refining margins across the industry, resulting in impairment charges of $2.8 billion in Downstream using a value-in-use methodology which included impairment of the full carrying amount of the Bukom refinery in Singapore. The key assumptions made by management related to future expected refining margins, planned improvements in operational performance, inflation rate and discount rate. Future changes to these assumptions, in particular refining margins, could lead to further impairments.

In response to changes to future capital expenditure plans, an impairment review of tight-gas properties in North America was also carried out, resulting in impairment charges of $2.7 billion in Upstream in respect of a number of US properties, including Bradford, Pinedale and Slippery Rock. The key assumptions made by management related to future disposal proceeds (where assets were in the process of being divested), long-term oil and gas prices, drilling and development plans, inflation rate and discount rate.

In the calculation of the value in use, cash flows were adjusted for risks specific to the related assets and the nominal pre-tax discount rate applied was 6%.

In response to the fall in oil and gas prices in the second half of 2014, management reviewed Shell’s short- and long-term price assumptions. This did not lead to any further impairments being recognised.

Impairment losses in 2013 arose principally in Upstream in respect of the US tight-gas and liquids-rich shale portfolio, including the Eagle Ford and Kansas Mississippi Lime properties, certain of which were classified as held for sale at December 31, 2013. Impairment losses in 2012 were driven generally by changes in development and production plans in Upstream.

CAPITALISED EXPLORATION DRILLING COSTS			$ MILLION
	2014	2013	2012
At January 1	8,377	7,886	5,298
Additions pending determination of proved reserves	4,370	5,978	6,395
Amounts charged to expense	(1,881)	(2,742)	(990)
Reclassifications to productive wells on determination of proved reserves	(2,116)	(2,231)	(2,748)
Other movements	(285)	(514)	(69)
At December 31	8,465	8,377	7,886

Exploration drilling costs capitalised for periods greater than one year at December 31, 2014, analysed according to the most recent year of activity, are presented in the table on the next page. They comprise $871 million relating to 16 projects where drilling activities were underway or firmly planned for the future and $3,456 million relating to 37 projects awaiting development concepts.

122	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 8 continued]

	Projects			Wells
	Number	$ MILLION	Number	$ MILLION
Between 1 and 5 years	45	4,046	195	3,520
Between 6 and 15 years	8	281	39	807
Total	53	4,327	234	4,327

9 JOINT VENTURES AND ASSOCIATES

SHELL SHARE OF COMPREHENSIVE INCOME OF JOINT VENTURES AND ASSOCIATES	$ MILLION

	2014			2013			2012
	Joint ventures	Associates	Total	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Income for the period	1,813	4,303	6,116	2,541	4,734	7,275	4,071	4,877	8,948
Other comprehensive (loss)/income for the period	(90)	(66)	(156)	24	(191)	(167)	(56)	(166)	(222)
Comprehensive income for the period	1,723	4,237	5,960	2,565	4,543	7,108	4,015	4,711	8,726

CARRYING AMOUNT OF INTERESTS IN JOINT VENTURES AND ASSOCIATES	$ MILLION

	Dec 31, 2014			Dec 31, 2013
	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Net assets	20,387	11,171	31,558	21,889	12,724	34,613

TRANSACTIONS WITH JOINT VENTURES AND ASSOCIATES	$ MILLION

	2014	2013	2012
Sales and charges to joint ventures and associates	48,379	52,003	51,484
Purchases and charges from joint ventures and associates	36,567	35,941	44,597

These transactions principally comprise sales and purchases of goods and services in the ordinary course of business. Related balances outstanding at December 31, 2014 and 2013, are presented in Notes 11 and 15.

OTHER ARRANGEMENTS IN RESPECT OF JOINT VENTURES AND ASSOCIATES		$ BILLION
	Dec 31, 2014	Dec 31, 2013
Commitments to make purchases from joint ventures and associates	131.2	131.8
Commitments to provide debt or equity funding to joint ventures and associates	3.7	2.3
Amounts guaranteed in respect of joint ventures and associates	1.6	2.2

10 INVESTMENTS IN SECURITIES

Investments in securities at December 31, 2014, comprise equity and debt securities. Equity securities principally comprise 15% interests in each of Malaysia LNG Dua Sendirian Berhad and Malaysia LNG Tiga Sendirian Berhad. Debt securities comprise a portfolio required to be held by Shell’s insurance entities as security for their activities.

Equity and debt securities carried at fair value totalled $3,776 million at December 31, 2014 (2013: $4,449 million), with the remainder carried at cost. Of these, $1,383 million (2013: $1,283 million) are measured by reference to prices in active markets for identical assets, and $2,393 million (2013: $3,166 million) are measured by reference to predominantly unobservable inputs. Assets in the latter category, all of which are equity securities, are measured based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value. In the case of the Malaysia LNG investments referred to above, were the oil price assumption used in their valuation to be decreased by $10 per barrel with no change in other measurement inputs, their carrying amount would decrease by $228 million (2013: $354 million).

INVESTMENTS IN SECURITIES MEASURED USING PREDOMINANTLY UNOBSERVABLE INPUTS		$ MILLION
	2014	2013
At January 1	3,166	3,281
Losses recognised in other comprehensive income	(776)	(113)
Purchases	72	11
Sales	(59)	(16)
Currency translation differences	(10)	3
At December 31	2,393	3,166

	FINANCIAL STATEMENTS AND SUPPLEMENTS	123
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

11 TRADE AND OTHER RECEIVABLES

				$ MILLION
	Dec 31, 2014		Dec 31, 2013
	Current	Non-current	Current	Non-current
Trade receivables	28,393	–	39,094	–
Other receivables	8,968	3,738	8,315	3,032
Amounts due from joint ventures and associates	3,173	2,212	2,948	2,584
Derivative contracts (see Note 19)	14,037	703	6,445	1,772
Prepayments and deferred charges	3,899	1,651	6,836	1,803
Total	58,470	8,304	63,638	9,191

The fair value of financial assets included above approximates the carrying amount and, other than of certain derivative contracts, is determined from predominantly unobservable inputs.

Other receivables principally include income tax recoverable (see Note 16), other taxes recoverable and balances due from joint arrangement partners.

Prepayments and deferred charges at December 31, 2013, included $3,385 million in respect of the acquisition of Repsol LNG businesses (see Note 29).

Provisions for impairments deducted from trade and other receivables amounted to $533 million at December 31, 2014 (2013: $563 million).

OVERDUE TRADE RECEIVABLES	$ MILLION

	Dec 31, 2014	Dec 31, 2013
Overdue 1–30 days	753	1,000
Overdue 31–180 days	415	586
Overdue more than 180 days	476	541
Total	1,644	2,127

Information about offsetting, collateral and credit risk is presented in Note 19.

12 INVENTORIES

$ MILLION

	Dec 31, 2014	Dec 31, 2013
Oil and chemicals	17,842	28,212
Materials	1,859	1,797
Total	19,701	30,009

The cost of inventories recognised in income in 2014 includes net write-downs of $1,163 million (2013: $48 million net write-down reversals; 2012: $51 million net write-downs).

13 CASH AND CASH EQUIVALENTS

$ MILLION

	Dec 31, 2014	Dec 31, 2013
Cash	5,095	4,806
Short-term bank deposits	7,707	2,226
Money market funds, reverse repos and other cash equivalents	8,805	2,664
Total	21,607	9,696

Included in cash and cash equivalents at December 31, 2014, are amounts totalling $626 million (2013: $582 million) that are subject to currency controls or other legal restrictions. Information about credit risk is presented in Note 19.

124	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

14 DEBT AND LEASE ARRANGEMENTS

DEBT	$ MILLION

	Dec 31, 2014			Dec 31, 2013
	Debt (excluding finance lease liabilities)	Finance lease liabilities	Total	Debt (excluding finance lease liabilities)	Finance lease liabilities	Total
Short-term debt	1,590	–	1,590	5,042	–	5,042
Long-term debt due within 1 year	5,104	514	5,618	2,895	407	3,302
Current debt	6,694	514	7,208	7,937	407	8,344
Non-current debt	32,144	6,188	38,332	31,480	4,738	36,218
Total	38,838	6,702	45,540	39,417	5,145	44,562

NET DEBT	$ MILLION

	Current debt	Non-current debt	Cash and cash equivalents (see Note 13)	Net debt
At January 1, 2014	(8,344)	(36,218)	9,696	(34,866)
Cash flow	6,518	(6,875)	12,597	12,240
Other movements	(5,472)	4,634	–	(838)
Currency translation differences	90	127	(686)	(469)
At December 31, 2014	(7,208)	(38,332)	21,607	(23,933)
At January 1, 2013	(7,833)	(29,921)	18,550	(19,204)
Cash flow	2,313	(7,708)	(8,684)	(14,079)
Settlement of debt-related hedging derivatives	(174)	–	–	(174)
Other movements	(2,791)	1,317	–	(1,474)
Currency translation differences	141	94	(170)	65
At December 31, 2013	(8,344)	(36,218)	9,696	(34,866)

Shell management’s financial strategy is to manage Shell’s assets and liabilities with the aim that, across the business cycle, “cash in” at least equals “cash out” while maintaining a strong balance sheet.

Gearing, calculated as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of Shell’s capital structure. Across the business cycle management aims to manage gearing within a range of 0-30%. During 2014, gearing ranged from 11.7% to 16.1% (2013: 9.1% to 16.1%) and at December 31, 2014, it was 12.2% (2013: 16.1%).

GEARING	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

	Dec 31, 2014	Dec 31, 2013
Net debt	23,933	34,866
Total equity	172,786	181,148
Total capital	196,719	216,014
Gearing	12.2%	16.1%

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

BORROWING FACILITIES AND AMOUNTS UNDRAWN	$ MILLION

	Facility		Amount undrawn
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013
CP programmes	20,000	20,000	20,000	17,000
EMTN programme	25,000	25,000	12,117	18,023
US shelf registration	unlimited	unlimited	n/a	n/a
Committed credit facility	7,480	7,480	7,480	7,480

	FINANCIAL STATEMENTS AND SUPPLEMENTS	125
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

Under the CP programmes, Shell can issue debt of up to $10 billion with maturities not exceeding 270 days and $10 billion with maturities not exceeding 397 days. The EMTN programme is updated each year, most recently in August 2014. $6,394 million was issued under this programme in 2014 (2013: $nil). The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration is updated every three years and was last updated in October 2014. During 2014, no debt (2013: $7,750 million) was issued under the registration. The committed credit facility is available on same-day terms, at pre-agreed margins, and is due to expire in 2019 but may, by mutual agreement, be extended for a further year. The terms and availability are not conditional on Shell’s financial ratios or its financial credit ratings.

In addition, other subsidiaries have access to short-term bank facilities totalling $3,760 million at December 31, 2014 (2013: $3,631 million).

Information about liquidity risk is presented in Note 19.

Interest rate swaps were entered into against certain of the fixed rate debt due to mature after more than one year, affecting the effective interest rate on these balances (see Note 19).

The following tables compare contractual cash flows for debt excluding finance lease liabilities at December 31, with the carrying amount in the Consolidated Balance Sheet. Contractual amounts reflect the effects of changes in currency exchange rates; differences from carrying amounts reflect the effects of discounting, premiums and, where hedge accounting is applied, fair value adjustments. Interest is estimated assuming interest rates applicable to variable rate debt remain constant and there is no change in aggregate principal amounts of debt other than repayment at scheduled maturity, as reflected in the table.

2014	$ MILLION

	Contractual payments							Difference from carrying amount	Carrying amount
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total
EMTN programme	–	1,519	1,823	3,039	779	5,166	12,326	752	13,078
US shelf registration	4,250	2,000	1,750	2,750	2,000	9,750	22,500	5	22,505
Bank and other borrowings	2,421	262	319	130	49	74	3,255	–	3,255
Total (excluding interest)	6,671	3,781	3,892	5,919	2,828	14,990	38,081	757	38,838
Interest	1,107	1,076	955	833	644	7,050	11,665

2013	$ MILLION

	Contractual payments							Difference from carrying amount	Carrying amount
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total
CP programmes	3,000	–	–	–	–	–	3,000	–	3,000
EMTN programme	–	–	1,721	2,066	3,443	–	7,230	652	7,882
US shelf registration	2,500	4,250	2,000	1,750	2,750	11,750	25,000	72	25,072
Bank and other borrowings	2,437	433	257	8	73	255	3,463	–	3,463
Total (excluding interest)	7,937	4,683	3,978	3,824	6,266	12,005	38,693	724	39,417
Interest	1,166	1,049	982	863	736	7,084	11,880

Debt is issued under the EMTN programme and US shelf registration by Shell International Finance B.V., a 100%-owned subsidiary of the Company, and is underwritten by guarantees issued by the Company. Bank and other borrowings are raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets.

The fair value of debt excluding finance lease liabilities at December 31, 2014, was $41,120 million (2013: $40,569 million) determined from the prices quoted for those securities.

Lease arrangements are entered into, as lessee, for: in Upstream, principally drilling and ancillary equipment, service vessels, obligations under certain power generation contracts (“tolling agreements”) and LNG vessels; in Downstream, principally tankers, storage capacity and retail sites; and in Corporate, principally land and buildings.

126	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 14 continued]

The future minimum lease payments for finance and operating leases and the present value of future minimum finance lease payments at December 31, by payment date are as follows:

2014	$ MILLION

	Finance leases			Operating leases
	Future minimum lease payments	Interest	Present value of future minimum lease payments	Future minimum lease payments
Less than 1 year	1,068	554	514	5,697
Between 1 and 5 years	3,636	1,637	1,999	15,199
5 years and later	6,254	2,065	4,189	9,929
Total	10,958	4,256	6,702	30,825

2013	$ MILLION

	Finance leases			Operating leases
	Future minimum lease payments	Interest	Present value of future minimum lease payments	Future minimum lease payments
Less than 1 year	850	443	407	5,814
Between 1 and 5 years	3,010	1,426	1,584	15,039
5 years and later	5,079	1,925	3,154	11,688
Total	8,939	3,794	5,145	32,541

Finance lease liabilities are secured on the leased assets and include obligations under tolling agreements. The present value of the future minimum lease payments under these agreements was $1,778 million at December 31, 2014 (2013: $1,952 million). The agreements mature between 2021 and 2024 and the average interest rate is 8%. Finance lease liabilities of $1,601 million relating to LNG vessels were assumed in 2014 as a result of the acquisition of Repsol LNG businesses (see Note 29).

The net present value of future minimum lease payments for operating leases at December 31, 2014 was $28,456 million (2013: $29,871 million), discounting the payments at 2.0% (2013: 2.0%).

Future minimum lease payments at December 31, 2014, are stated before deduction of expected rental income from non-cancellable sub-leases of $551 million (2013: $586 million) in respect of finance leases and $172 million (2013: $236 million) in respect of operating leases.

Operating lease expense in 2014 was $4,572 million (2013: $4,056 million; 2012: $3,631 million).

15 TRADE AND OTHER PAYABLES

$ MILLION

	Dec 31, 2014		Dec 31, 2013
	Current	Non-current	Current	Non-current
Trade payables	32,131	–	41,927	–
Other payables	5,832	2,046	5,997	2,303
Amounts due to joint ventures and associates	2,702	21	3,894	22
Derivative contracts (see Note 19)	11,554	520	6,474	587
Accruals and deferred income	12,645	995	11,820	1,153
Total	64,864	3,582	70,112	4,065

The fair value of financial liabilities included above approximates the carrying amount and, other than of certain derivative contracts, is determined from predominantly unobservable inputs.

Other payables include balances due to joint arrangement partners and commitments for share repurchases undertaken on the Company’s behalf under irrevocable, non-discretionary arrangements.

Information about offsetting, collateral and liquidity risk is presented in Note 19.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	127
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

16 TAXATION

TAXATION CHARGE	$ MILLION

	2014	2013	2012
Current taxation
Charge in respect of current period	14,044	18,316	22,551
Adjustment in respect of prior periods	(287)	266	171
Total	13,757	18,582	22,722
Deferred taxation
Relating to the origination and reversal of temporary differences, tax losses and credits	(318)	(1,064)	801
Relating to changes in tax rates	19	(108)	247
Adjustment in respect of prior periods	126	(344)	(218)
Total	(173)	(1,516)	830
Total taxation charge	13,584	17,066	23,552

RECONCILIATION OF APPLICABLE TAX CHARGE AT STATUTORY TAX RATES TO TAXATION CHARGE	$ MILLION

	2014	2013	2012
Income before taxation	28,314	33,592	50,512
Less: share of profit of joint ventures and associates	(6,116)	(7,275)	(8,948)
Income before taxation and share of profit of joint ventures and associates	22,198	26,317	41,564
Applicable tax charge at statutory tax rates	11,206	16,463	23,790
Adjustment in respect of prior periods	(161)	(78)	(47)
Tax effects of:
Derecognition/(recognition) of deferred tax assets	1,015	321	206
Income not subject to tax at statutory rates	(1,864)	(1,077)	(1,369)
Expenses not deductible for tax purposes	2,271	1,134	965
Deductible items not expensed	(401)	(545)	(562)
Taxable income not recognised	526	263	259
Other reconciling items, including amounts relating to changes in tax rate	992	585	310
Taxation charge	13,584	17,066	23,552

The weighted average of statutory tax rates was 50.5% in 2014 (2013: 62.6%; 2012: 57.2%). The decrease from 2013 to 2014 was due to a change in the geographical mix of income in the Upstream segment, with a higher proportion of income in 2014 arising in jurisdictions subject to relatively lower tax rates, partly offset by a change in the mix of Upstream and Downstream income, with a higher proportion arising in Upstream where tax rates are typically higher than in Downstream. The increase from 2012 to 2013 was principally due to a change in the geographical mix of income in Upstream, with a higher proportion of Upstream income in 2013 arising in jurisdictions subject to relatively higher tax rates.

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

TAXES PAYABLE		$ MILLION
	Dec 31, 2014	Dec 31, 2013
Income taxes	6,396	7,085
Sales taxes, excise duties and similar levies and social security contributions	3,401	4,088
Total	9,797	11,173

Included in other receivables at December 31, 2014 (see Note 11), is income tax receivable of $1,091 million (2013: $1,008 million).

128	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 16 continued]

DEFERRED TAXATION	$ MILLION

	Decommissioning and other provisions	Losses carried forward	Property, plant and equipment	Retirement benefits	Other	Total
At January 1, 2014
Deferred tax assets	2,007	3,087	(1,551)	1,338	904	5,785
Deferred tax liabilities	6,221	5,358	(25,582)	1,725	335	(11,943)
	8,228	8,445	(27,133)	3,063	1,239	(6,158)
Recognised in the period
Credited/(charged) to income	952	1,726	(2,759)	(224)	478	173
Other movements	30	(536)	499	2,203	(386)	1,810
Currency translation differences	(322)	(319)	1,158	(282)	19	254
	660	871	(1,102)	1,697	111	2,237
At December 31, 2014
Deferred tax assets	3,721	6,006	(7,194)	3,787	1,811	8,131
Deferred tax liabilities	5,167	3,310	(21,041)	973	(461)	(12,052)
	8,888	9,316	(28,235)	4,760	1,350	(3,921)
At January 1, 2013
Deferred tax assets	1,881	1,088	(273)	609	983	4,288
Deferred tax liabilities	5,590	3,712	(23,639)	3,958	67	(10,312)
	7,471	4,800	(23,912)	4,567	1,050	(6,024)
Recognised in the period
Credited/(charged) to income	729	3,609	(3,010)	89	99	1,516
Other movements	36	73	(477)	(1,573)	139	(1,802)
Currency translation differences	(8)	(37)	266	(20)	(49)	152
	757	3,645	(3,221)	(1,504)	189	(134)
At December 31, 2013
Deferred tax assets	2,007	3,087	(1,551)	1,338	904	5,785
Deferred tax liabilities	6,221	5,358	(25,582)	1,725	335	(11,943)
	8,228	8,445	(27,133)	3,063	1,239	(6,158)

The above deferred tax information takes into consideration offsetting balances within the same tax jurisdiction.

Other movements in deferred tax assets and liabilities principally relate to acquisitions, divestments and amounts recognised in other comprehensive income and directly in equity (see Note 22).

Deferred tax assets that are dependent on future taxable profits, not arising from the reversal of deferred tax liabilities, are only recognised to the extent that it is considered probable based on business forecasts that such profits will be available. Recognised losses carried forward amounted to $37,388 million at December 31, 2014 (2013: $38,448 million).

Unrecognised deductible temporary differences, unused tax losses and credits carried forward amounted to $25,145 million at December 31, 2014 (2013: $17,036 million) including amounts of $21,344 million (2013: $16,576 million) that are subject to time limits for utilisation of five years or later or are not time limited.

Retained earnings of subsidiaries, joint ventures and associates amounted to $201,960 million at December 31, 2014 (2013: $184,625 million). Provision has been made for withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either Shell does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	129
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

17 RETIREMENT BENEFITS

Retirement benefits are provided through a number of funded and unfunded defined benefit plans and defined contribution plans, the most significant of which are in the Netherlands, UK and USA. Benefits comprise principally pensions; retirement healthcare and life insurance are also provided in some countries.

RETIREMENT BENEFIT EXPENSE	$ MILLION

	2014	2013	2012
Defined benefit plans:
Current service cost, net of plan participants’ contributions	1,844	1,895	1,558
Interest expense on defined benefit obligations	3,821	3,574	3,303
Interest income on plan assets	(3,524)	(3,030)	(2,893)
Other	(1,073)	(6)	(73)
Total	1,068	2,433	1,895
Defined contribution plans	448	416	384
Total retirement benefit expense	1,516	2,849	2,279

Other in 2014 mainly comprises the impact of amendments to the Dutch pension plan following regulatory changes in the Netherlands, which is reflected in other movements in defined benefit obligations.

Retirement benefit expense is presented principally within production and manufacturing expenses and selling, distribution and administrative expenses in the Consolidated Statement of Income. Interest income on plan assets is calculated using the rate applied to the related defined benefit obligations for each plan.

REMEASUREMENTS	$ MILLION

	2014	2013	2012
Actuarial gains/(losses) on defined benefit obligations:
Due to changes in demographic assumptions	(663)	(261)	(167)
Due to changes in financial assumptions	(14,313)	1,446	(8,362)
Due to experience adjustments	135	(111)	(250)
Total	(14,841)	1,074	(8,779)
Return on plan assets in excess of interest income	6,139	4,567	5,445
Other movements	(18)	(284)	–
Total remeasurements	(8,720)	5,357	(3,334)

Experience adjustments arise from differences between the actuarial assumptions made in respect of the year and actual outcomes.

DEFINED BENEFIT PLANS	$ MILLION

	Dec 31, 2014	Dec 31, 2013
Obligations	(101,331)	(93,533)
Plan assets	86,318	85,543
Net liability	(15,013)	(7,990)
Retirement benefits in the Consolidated Balance Sheet:
Non-current assets	1,682	3,574
Non-current liabilities	(16,318)	(11,182)
Current liabilities	(377)	(382)
Total	(15,013)	(7,990)

DEFINED BENEFIT OBLIGATIONS	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2014	2013
At January 1	93,533	86,326
Current service cost	1,844	1,895
Interest expense	3,821	3,574
Actuarial losses/(gains)	14,841	(1,074)
Benefit payments	(3,730)	(3,610)
Other movements	(1,315)	4,614
Currency translation differences	(7,663)	1,808
At December 31	101,331	93,533
Comprising:
Funded pension plans	91,800	84,795
Weighted average duration	18 years	17 years
Unfunded pension plans	5,016	4,357
Weighted average duration	12 years	11 years
Other unfunded plans	4,515	4,381
Weighted average duration	15 years	13 years

130	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 17 continued]

DEFINED BENEFIT PLAN ASSETS	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

	2014	2013
At January 1	85,543	72,935
Return on plan assets (in excess of interest income)	6,139	4,567
Interest income	3,524	3,030
Employer contributions	1,833	2,578
Plan participants’ contributions	95	91
Benefit payments	(3,487)	(3,403)
Other movements	(344)	3,917
Currency translation differences	(6,985)	1,828
At December 31	86,318	85,543
Comprising:
Quoted in active markets:
Equities	42%	39%
Debt securities	40%	36%
Other	1%	1%
Other:
Equities	6%	6%
Debt securities	2%	2%
Real estate	4%	4%
Investment funds	3%	9%
Other	1%	2%
Cash	1%	1%

Other movements in the defined benefit obligations and defined benefit plan assets during 2013 principally reflected the impact of the first-time inclusion of a number of individually immaterial plans, which were excluded prior to the adoption on January 1, 2013, of revised IAS 19 Employee Benefits.

Long-term investment strategies of plans are generally determined by the relevant pension plan trustees using a structured asset liability modelling approach to define the asset mix that best meets the objectives of optimising returns within agreed risk levels while maintaining adequate funding levels.

Employer contributions to defined benefit pension plans are set by local trustees based on actuarial valuations in accordance with local regulations and are estimated to be $2 billion in 2015.

The principal assumptions applied in determining the present value of defined benefit obligations and their bases were as follows:

■	rates of increase in pensionable remuneration, pensions in payment and healthcare costs: historical experience and management’s long-term expectation;
■	discount rates: prevailing long-term AA corporate bond yields, chosen to match the currency and duration of the relevant obligation; and
■	mortality rates: published standard mortality tables for the individual countries concerned adjusted for Shell experience where statistically significant.

The weighted averages for those assumptions and related sensitivity information at December 31 are presented below. Sensitivity information indicates by how much the defined benefit obligations would increase or decrease if a given assumption were to increase or decrease with no change in other assumptions.

$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

				Effect of using alternative assumptions
	Assumptions used			Increase/(decrease) in defined benefit obligations
	2014	2013	Range of assumptions	2014	2013
Rate of increase in pensionable remuneration	5%	5%	-1% to +1%	(2,633) to 3,250	(2,470) to 2,847
Rate of increase in pensions in payment	2%	2%	-1% to +1%	(9,173) to 11,495	(7,703) to 9,312
Rate of increase in healthcare costs	7%	7%	-1% to +1%	(480) to 591	(435) to 550
Discount rate for pension plans	3%	4%	-1% to +1%	17,816 to (13,674)	14,729 to (11,517)
Discount rate for healthcare plans	4%	5%	-1% to +1%	723 to (571)	650 to (520)
Expected age at death for persons aged 60:
Men	87 years	87 years	-1 year to +1 year	(2,018) to 2,048	(1,764) to 1,773
Women	89 years	89 years	-1 year to +1 year	(1,258) to 1,297	(1,076) to 1,095

	FINANCIAL STATEMENTS AND SUPPLEMENTS	131
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

18 DECOMMISSIONING AND OTHER PROVISIONS

$ MILLION

	Decommissioning and restoration	Environmental	Litigation	Other	Total
At January 1, 2014
Current	1,340	362	126	1,419	3,247
Non-current	17,085	979	417	1,217	19,698
	18,425	1,341	543	2,636	22,945

Additional provisions	312	285	303	2,358	3,258
Amounts charged against provisions	(1,175)	(209)	(139)	(829)	(2,352)
Accretion expense	971	26	16	26	1,039
Remeasurements and other movements	4,093	(27)	(49)	(132)	3,885
Currency translation differences	(739)	(52)	(27)	(157)	(975)
	3,462	23	104	1,266	4,855
At December 31, 2014
Current	1,275	348	309	2,034	3,966
Non-current	20,612	1,016	338	1,868	23,834
	21,887	1,364	647	3,902	27,800
At January 1, 2013
Current	1,356	366	390	1,109	3,221
Non-current	14,715	1,032	307	1,381	17,435
	16,071	1,398	697	2,490	20,656

Additional provisions	446	191	148	617	1,402
Amounts charged against provisions	(1,115)	(272)	(279)	(575)	(2,241)
Accretion expense	929	20	10	33	992
Remeasurements and other movements	2,118	27	(17)	70	2,198
Currency translation differences	(24)	(23)	(16)	1	(62)
	2,354	(57)	(154)	146	2,289
At December 31, 2013
Current	1,340	362	126	1,419	3,247
Non-current	17,085	979	417	1,217	19,698
	18,425	1,341	543	2,636	22,945

The amount and timing of settlement in respect of these provisions are uncertain and dependent on various factors that are not always within management’s control. Additional provisions are stated net of reversals of provisions recognised in previous periods.

Of the decommissioning and restoration provision at December 31, 2014, an estimated $5,304 million is expected to be utilised within one to five years, $6,147 million within six to 10 years, and the remainder in later periods.

Reviews of estimated decommissioning and restoration costs and the discount rate applied are carried out annually, which in 2014 resulted in an increase of $4,827 million (2013: $1,426 million) in both the provision, reported within remeasurements and other movements, and the corresponding property, plant and equipment assets reported within sales, retirements and other movements in Note 8.

Provisions for environmental costs relate to a number of events in different locations, none of which is individually significant.

Provisions for litigation costs at December 31, 2014, relate to a number of cases, none of which is individually significant. Further information is presented in Note 25.

Other provisions principally comprise amounts recognised in respect of employee in- and end-of-service benefits, onerous contracts related to divestments and redundancy costs.

19 FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS

Financial instruments and other derivative contracts in the Consolidated Balance Sheet comprise investments in securities (see Note 10), cash and cash equivalents (see Note 13), debt (see Note 14) and certain amounts (including derivative contracts) reported within trade and other receivables (see Note 11) and trade and other payables (see Note 15).

Risks

In the normal course of business, financial instruments of various kinds are used for the purposes of managing exposure to interest rate, currency and commodity price movements.

132	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 19 continued]

Treasury standards are applicable to all subsidiaries and each subsidiary is required to adopt a treasury policy consistent with these standards. These policies cover: financing structure; interest rate and foreign exchange risk management; insurance; counterparty risk management; and use of derivative instruments. Wherever possible, treasury operations are carried out through specialist regional organisations without removing from each subsidiary the responsibility to formulate and implement appropriate treasury policies.

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

Interest rate risk

Most debt is raised from central borrowing programmes. Shell’s policy continues to be to have debt principally denominated in dollars and to maintain a largely floating interest rate exposure profile, however, the majority of the debt issued in recent years has been at fixed rates, taking advantage of historically low interest rates available in the US debt markets. As a result the majority of the debt portfolio at December 31, 2014, is at fixed rates and this reduces Shell’s exposure to the dollar LIBOR interest rate, although it remains the most significant interest rate exposure.

The financing of most subsidiaries is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

On the basis of the floating rate net debt position at December 31, 2014 (both issued and hedged), and assuming other factors (principally foreign exchange rates and commodity prices) remained constant and that no further interest rate management action was taken, an increase in interest rates of 1% would increase pre-tax income by $17 million (2013: $87 million decrease).

The carrying amounts and maturities of debt and borrowing facilities are presented in Note 14. Interest expense is presented in Note 6.

Foreign exchange risk

Many of the markets in which Shell operates are priced, directly or indirectly, in dollars. As a result, the functional currency of most Upstream entities and those with significant cross-border business is the dollar. For Downstream entities, the local currency is typically the functional currency. Consequently, Shell is exposed to varying levels of foreign exchange risk when an entity enters into transactions that are not denominated in its functional currency, when foreign currency monetary assets and liabilities are translated at the balance sheet date and as a result of holding net investments in operations that are not dollar-functional. The main currencies to which Shell is exposed are the Canadian dollar, euro, sterling and Malaysian ringgit. Each entity has treasury policies in place that are designed to measure and manage its foreign exchange exposures by reference to its functional currency.

Exchange rate gains and losses arise in the normal course of business from the recognition of receivables and payables and other monetary items in currencies other than an entity’s functional currency. Currency exchange risk may also arise in connection with capital expenditure. For major projects, an assessment is made at the final investment decision stage whether to hedge any resulting exposure.

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

Assuming other factors (principally interest rates and commodity prices) remained constant and that no further foreign exchange risk management action were taken, a 10% appreciation against the dollar at December 31 of the main currencies to which Shell is exposed would have the following pre-tax effects:

$ MILLION

	Increase/(decrease) in income		Increase in net assets
	2014	2013	2014	2013
10% appreciation against the dollar of:
Canadian dollar	(111)	(55)	1,709	1,853
Euro	103	241	917	1,464
Sterling	(103)	(176)	887	1,023
Malaysian ringgit	288	225	263	263

The above sensitivity information is calculated by reference to carrying amounts of assets and liabilities at December 31 only. The pre-tax effect on income arises in connection with monetary balances denominated in currencies other than an entity’s functional currency; the pre-tax effect on net assets arises principally from the translation of assets and liabilities of entities that are not dollar-functional.

Foreign exchange gains and losses arising from foreign currency transactions included in income are presented in Note 5.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	133
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

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

Risk management systems are used for recording and valuing instruments. Price risk exposure is monitored, and the acceptable level of exposure determined, by a market risk committee. There is regular reviewing of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques, daily monitoring of trading positions against limits, marking-to-fair value of trading exposures with a department independent of traders reviewing the market values applied. Although trading losses can and do occur, the nature of the trading portfolio and its management are considered adequate mitigants against the risk of significant losses.

VAR techniques based on variance/covariance or Monte Carlo simulation models are used to make a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period and within a 95% confidence level. The calculation of the range of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Each of the models is regularly back-tested against actual fair value movements to ensure model integrity is maintained. With effect from 2014, the VAR calculation for North America gas and power has been updated to better reflect the exposure to market risks; 2013 data is presented on a comparable basis. All VAR ranges and year-end positions in respect of commodities traded in active markets, which are presented in the table below, are calculated on a diversified basis in order to reflect the effect of offsetting risk within combined portfolios.

VALUE-AT-RISK (PRE-TAX)	$ MILLION

				2014				2013
	High	Low	Average	Year-end	High	Low	Average	Year-end
Global oil	23	9	15	14	29	10	16	16
North America gas and power	16	2	7	13	12	2	5	2
Europe gas and power	7	1	2	3	4	–	2	1

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

Surplus cash is invested in a range of short-dated, secure and liquid instruments including short-term bank deposits, money market funds, reverse repos and similar instruments. The portfolio of these investments is diversified to avoid concentrating risk in any one instrument, country or counterparty. Management monitors the investments regularly and adjusts the investment portfolio in light of new market information where necessary to ensure credit risk is effectively diversified.

In commodity trading, counterparty credit risk is managed within a framework of credit limits with utilisation being regularly reviewed. Credit risk exposure is monitored and the acceptable level is determined by a credit committee. Credit checks are performed by a department independent of traders, and are undertaken before contractual commitment. Where appropriate, netting arrangements, credit insurance, prepayments and collateral are used to manage specific risks.

Shell routinely enters into offsetting, master netting and similar arrangements with trading and other counterparties to manage credit risk. Where unconditional offsetting of outstanding balances is allowed under such arrangements and net settlement is regularly applied, the net asset or liability is recognised in the Consolidated Balance Sheet, otherwise assets and liabilities are presented gross. These amounts, as presented net and gross within trade and other receivables and trade and other payables in the Consolidated Balance Sheet at December 31, were as follows:

2014	$ MILLION

			Amounts offset		Amounts not offset	Net amounts
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments
Assets:
Within trade receivables	13,964	8,982	4,982	6	119	4,857
Within derivative contracts	38,151	27,437	10,714	209	7,065	3,440
Liabilities:
Within trade payables	12,290	8,941	3,349	–	124	3,225
Within derivative contracts	35,623	26,577	9,046	158	7,036	1,852

134	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 19 continued]

2013	$ MILLION

				Amounts offset			Amounts not offset	Net amounts[A]
	Gross amounts before offset	[A]	Amounts offset	Net amounts as presented	[A]	Cash collateral received/pledged	Other offsetting instruments
Assets:
Within trade receivables	15,109		10,557	4,552		–	344	4,208
Within derivative contracts	21,166		14,866	6,300		239	3,360	2,701
Liabilities:
Within trade payables	14,541		10,526	4,015		–	349	3,666
Within derivative contracts	20,341		15,082	5,259		327	3,360	1,572

[A] Revised following a reassessment of contracts.

Amounts not offset principally relate to contracts where the intention to settle on a net basis was not clearly established at the balance sheet date.

The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2014, and presented within trade and other receivables, was $1,726 million (2013: $717 million). The carrying amount of collateral held at December 31, 2014, and presented within trade and other payables, was $771 million (2013: $173 million). Collateral mainly relates to initial margins held with commodity exchanges and over-the-counter counterparty variation margins.

LIQUIDITY RISK

Liquidity risk is the risk that suitable sources of funding for Shell’s business activities may not be available. Management believes that it has access to sufficient debt funding sources (capital markets), and to undrawn committed borrowing facilities to meet foreseeable requirements. Information about borrowing facilities is presented in Note 14.

Derivative contracts

Derivative contracts are used principally as hedging instruments, however, because hedge accounting is not always applied, movements in the carrying amounts of derivative contracts that are recognised in income are not always matched in the same period by the recognition of the income effects of the related hedged items.

CARRYING AMOUNTS, MATURITIES AND HEDGING

The carrying amounts of derivative contracts at December 31 (see Notes 11 and 15), designated and not designated as hedging instruments for hedge accounting purposes, were as follows:

2014	$ MILLION

			Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	113	–	113	–	–	–	113
Forward foreign exchange contracts	3	523	526	152	229	381	145
Currency swaps	116	186	302	199	–	199	103
Commodity derivatives	–	13,463	13,463	–	11,110	11,110	2,353
Other contracts	–	336	336	–	384	384	(48)
Total	232	14,508	14,740	351	11,723	12,074	2,666

2013	$ MILLION

	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	222	–	222	–	–	–	222
Forward foreign exchange contracts	47	283	330	12	127	139	191
Currency swaps	1,112	141	1,253	14	2	16	1,237
Commodity derivatives	–	6,014	6,014	–	6,206	6,206	(192)
Other contracts	–	398	398	–	700	700	(302)
Total	1,381	6,836	8,217	26	7,035	7,061	1,156

Net gains before tax on derivative contracts, excluding realised commodity contracts and those accounted for as hedges, were $6,053 million in 2014 (2013: $1,083 million as revised; 2012: $904 million net losses).

Certain contracts entered into to hedge price risk relating to forecast commodity transactions and foreign exchange risk relating to forecast capital expenditure were designated in cash flow hedging relationships. The net asset carrying amount of commodity derivative contracts designated as cash flow hedging instruments of $618 million at December 31, 2014 (2013: $66 million net liability), is presented after the offset of related

	FINANCIAL STATEMENTS AND SUPPLEMENTS	135
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS
margin balances maintained with exchanges. Net gains of $576 million (2013: $36 million net losses) arising on these contracts, the majority of which mature within three years, were recognised in other comprehensive income in 2014; a further $13 million net gains (2013: $6 million net losses) were recognised in income.

Certain interest rate and currency swaps were designated in fair value hedges, principally in respect of debt for which the carrying amount of the related derivatives, net of accrued interest, at December 31, 2014, was a net liability of $203 million (2013: net asset of $1,074 million).

In the course of trading operations, certain contracts are entered into for delivery of commodities that are accounted for as derivatives. The resulting price exposures are managed by entering into related derivative contracts. These contracts are managed on a fair value basis and the maximum exposure to liquidity risk is the undiscounted fair value of derivative liabilities.

For a minority of commodity derivatives, carrying amounts cannot be derived from quoted market prices or other observable inputs, in which case fair value is estimated using valuation techniques such as Black-Scholes, option spread models and extrapolation using quoted spreads with assumptions developed internally based on observable market activity.

Other contracts include certain contracts that are held to sell or purchase commodities and others containing embedded derivatives, which are required to be recognised at fair value because of pricing or delivery conditions, even though they are only entered into to meet operational requirements. These contracts are expected to mature between 2015 and 2025, with certain contracts having early termination rights (for either party). Valuations are derived from quoted market prices for the next six years; thereafter, from forward gas price formulae used in similar contracts. Future gas price assumptions are the most significant input to this model, such that a decrease at December 31, 2014, of 10% in the projected gas price would, assuming other inputs remained unchanged, increase pre-tax income by $83 million (2013: $181 million).

The contractual maturities of derivative liabilities at December 31 compare with their carrying amounts in the Consolidated Balance Sheet as follows:

2014	$ MILLION

	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Discounting	Carrying amount
Forward foreign exchange contracts	362	34	4	–	–	–	400	(19)	381
Currency swaps	(6)	20	71	97	129	877	1,188	(989)	199
Commodity derivatives	9,332	1,215	321	106	58	126	11,158	(48)	11,110
Other contracts	99	105	105	104	59	–	472	(88)	384
Total	9,787	1,374	501	307	246	1,003	13,218	(1,144)	12,074

2013	$ MILLION

	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Discounting	Carrying amount
Forward foreign exchange contracts	105	33	2	–	–	–	140	(1)	139
Currency swaps	1	–	–	–	6	28	35	(19)	16
Commodity derivatives	4,378	1,294	326	119	49	79	6,245	(39)	6,206
Other contracts	173	168	160	154	148	83	886	(186)	700
Total	4,657	1,495	488	273	203	190	7,306	(245)	7,061

FAIR VALUE MEASUREMENTS

The net carrying amounts of derivative contracts held at December 31, categorised according to the predominant source and nature of inputs used in determining the fair value of each contract, were as follows:

2014	$ MILLION

	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	–	113	–	113
Forward foreign exchange contracts	–	145	–	145
Currency swaps	–	103	–	103
Commodity derivatives	(6)	2,410	(51)	2,353
Other contracts	6	(359)	305	(48)
Total	–	2,412	254	2,666

136	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 19 continued]

2013				$ MILLION
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	–	222	–	222
Forward foreign exchange contracts	–	191	–	191
Currency swaps	–	1,237	–	1,237
Commodity derivatives	(9)	(280)	97	(192)
Other contracts	35	36	(373)	(302)
Total	26	1,406	(276)	1,156

NET CARRYING AMOUNTS OF DERIVATIVE CONTRACTS MEASURED USING PREDOMINANTLY UNOBSERVABLE INPUTS	$ MILLION

	2014	2013
At January 1	(276)	(219)
Net losses recognised in revenue	(76)	(142)
Purchases	(313)	(34)
Sales	264	(14)
Recategorisations (net)	687	133
Currency translation differences	(32)	–
At December 31	254	(276)

Included in net losses recognised in revenue for 2014 are unrealised net losses totalling $158 million relating to assets and liabilities held at December 31, 2014 (2013: $40 million net gains).

20 SHARE CAPITAL

ISSUED AND FULLY PAID	NUMBER OF SHARES

	Ordinary shares of €0.07 each		Sterling deferred shares of £1 each
	A	B
At January 1, 2014	3,898,011,213	2,472,839,187	50,000
Scrip dividends	64,568,758	–	–
Repurchases of shares	(55,277,578)	(32,428,573)	–
At December 31, 2014	3,907,302,393	2,440,410,614	50,000
At January 1, 2013	3,772,388,687	2,617,715,189	50,000
Scrip dividends	125,622,526	–	–
Repurchases of shares	–	(144,876,002)	–
At December 31, 2013	3,898,011,213	2,472,839,187	50,000

NOMINAL VALUE	$ MILLION

	Ordinary shares of €0.07 each		Total
	A	B
At January 1, 2014	333	209	542
Scrip dividends	6	–	6
Repurchases of shares	(5)	(3)	(8)
At December 31, 2014	334	206	540
At January 1, 2013	321	221	542
Scrip dividends	12	–	12
Repurchases of shares	–	(12)	(12)
At December 31, 2013	333	209	542

The total nominal value of sterling deferred shares is less than $1 million.

At the Company’s Annual General Meeting (AGM) on May 20, 2014, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 20, 2015, and the end of the AGM to be held in 2015, unless previously renewed, revoked or varied by the Company in a general meeting.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	137
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

21 SHARE-BASED COMPENSATION PLANS AND SHARES HELD IN TRUST

SHARE-BASED COMPENSATION EXPENSE	$ MILLION

	2014	2013	2012
Equity-settled plans	517	549	798
Cash-settled plans	287	23	111
Total	804	572	909

The principal share-based employee compensation plan is the PSP. Awards of shares and American Depository Shares (ADSs) of the Company under the PSP are granted upon certain conditions to eligible employees who are not members of the Executive Committee. The actual amount of shares that may vest ranges from 0% to 200% of the awards, depending on the outcomes of prescribed performance conditions over a three-year period beginning on January 1 of the award year. Shares and ADSs vest for nil consideration.

SHARE AWARDS UNDER THE PSP
	Number of A shares (million)	Number of B shares (million)	Number of A ADSs (million)	Weighted average remaining contractual life (years)
At January 1, 2014	30	11	9	1.0
Granted	12	4	3
Vested	(9)	(4)	(3)
At December 31, 2014	33	11	9	1.0
At January 1, 2013	27	10	9	1.1
Granted	11	4	3
Vested	(8)	(3)	(3)
At December 31, 2013	30	11	9	1.0

Other plans offer employees opportunities to acquire shares and ADSs of the Company or receive cash benefits measured by reference to the Company’s share price. Prior to the introduction in 2005 of the PSP, plans were operated under which options over shares and ADSs of the Company were awarded to eligible employees. The options have a range of expiry dates until 2016 and no additional expense to Shell arises in connection with them.

Shell employee share ownership trusts and trust-like entities purchase the Company’s shares in the open market to meet delivery commitments under employee share plans. At December 31, 2014, they held 23.4 million A shares (2013: 37.2 million), 12.7 million B shares (2013: 15.8 million) and 8.3 million A ADSs (2013: 11.2 million).

22 OTHER RESERVES

	$ MILLION
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2014	3,411	154	75	1,871	(7,548)	(2,037)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	–	–	–	–	(12,182)	(12,182)
Scrip dividends	(6)	–	–	–	–	(6)
Repurchases of shares	–	–	8	–	–	8
Share-based compensation	–	–	–	(148)	–	(148)
At December 31, 2014	3,405	154	83	1,723	(19,730)	(14,365)
At January 1, 2013	3,423	154	63	2,028	(9,420)	(3,752)
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	–	–	–	–	1,872	1,872
Scrip dividends	(12)	–	–	–	–	(12)
Repurchases of shares	–	–	12	–	–	12
Share-based compensation	–	–	–	(157)	–	(157)
At December 31, 2013	3,411	154	75	1,871	(7,548)	(2,037)
At January 1, 2012	3,432	154	60	1,571	(7,178)	(1,961)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	–	–	–	–	(2,242)	(2,242)
Scrip dividends	(9)	–	–	–	–	(9)
Repurchases of shares	–	–	3	–	–	3
Share-based compensation	–	–	–	457	–	457
At December 31, 2012	3,423	154	63	2,028	(9,420)	(3,752)

138	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 22 continued]

The merger reserve and share premium reserve were established as a consequence of the Company becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The capital redemption reserve was established in connection with repurchases of shares of the Company. The share plan reserve is maintained in respect of equity-settled share-based compensation plans (see Note 21); related current and deferred taxation reflected directly within equity increased by $5 million in 2014 (2013: $5 million decrease; 2012: $7 million decrease).

Accumulated other comprehensive income comprises the following:

2014							$ MILLION
		Recognised in 2014
	Jan 1	Pre-tax	Tax	After tax	Share of joint ventures and associates	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31
Currency translation differences
Recognised in the year		(4,832)	(5)	(4,837)
Reclassified to income		(484)	–	(484)
Net currency translation differences	(551)	(5,316)	(5)	(5,321)	(112)	53	(5,380)	(5,931)
Unrealised gains/(losses) on securities
Recognised in the year		(741)	(12)	(753)
Reclassified to income		(44)	–	(44)
Net unrealised gains/(losses) on securities	2,929	(785)	(12)	(797)	(20)	–	(817)	2,112
Cash flow hedging gains/(losses)
Recognised in the year		606	(23)	583
Reclassified to income		(56)	1	(55)
Net cash flow hedging gains/(losses)	(46)	550	(22)	528	(24)	–	504	458
Retirement benefits remeasurements	(9,880)	(8,720)	2,238	(6,482)	–	(7)	(6,489)	(16,369)
Total	(7,548)	(14,271)	2,199	(12,072)	(156)	46	(12,182)	(19,730)

2013							$ MILLION
		Recognised in 2013
	Jan 1	Pre-tax	Tax	After tax	Share of joint ventures and associates	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31
Currency translation differences
Recognised in the year		(2,031)	123	(1,908)
Reclassified to income		(30)	–	(30)
Net currency translation differences	1,466	(2,061)	123	(1,938)	(210)	131	(2,017)	(551)
Unrealised gains/(losses) on securities
Recognised in the year		(123)	3	(120)
Reclassified to income		(46)	–	(46)
Net unrealised gains/(losses) on securities	3,075	(169)	3	(166)	19	1	(146)	2,929
Cash flow hedging gains/(losses)
Recognised in the year		(47)	5	(42)
Reclassified to income		227	(7)	220
Net cash flow hedging gains/(losses)	(248)	180	(2)	178	24	–	202	(46)
Retirement benefits remeasurements	(13,713)	5,357	(1,524)	3,833	–	–	3,833	(9,880)
Total	(9,420)	3,307	(1,400)	1,907	(167)	132	1,872	(7,548)

	FINANCIAL STATEMENTS AND SUPPLEMENTS	139
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

2012								$ MILLION
		Recognised in 2012
	Jan 1	Pre-tax	Tax	After tax	Share of joint ventures and associates	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31
Currency translation differences
Recognised in the year		1,372	(10)	1,362
Reclassified to income		32	–	32
Net currency translation differences	260	1,404	(10)	1,394	(136)	(52)	1,206	1,466
Unrealised gains/(losses) on securities
Recognised in the year		(711)	(9)	(720)
Reclassified to income		(96)	1	(95)
Net unrealised gains/(losses) on securities	3,946	(807)	(8)	(815)	(56)	–	(871)	3,075
Cash flow hedging gains/(losses)
Recognised in the year		(251)	9	(242)
Reclassified to income		282	(9)	273
Net cash flow hedging gains/(losses)	(249)	31	-–	31	(30)	–	1	(248)
Retirement benefits remeasurements	(11,135)	(3,334)	756	(2,578)	–	–	(2,578)	(13,713)
Total	(7,178)	(2,706)	738	(1,968)	(222)	(52)	(2,242)	(9,420)

23 DIVIDENDS

INTERIM DIVIDENDS	$ MILLION

	2014	2013	2012
A shares
Cash: $1.86 per share (2013: $1.78; 2012: $1.71)	5,413	3,505	3,583
Scrip: $1.86 per share (2013: $1.78; 2012: $1.71)	1,866	3,282	2,803
Total – A shares	7,279	6,787	6,386
B shares
Cash: $1.86 per share (2013: $1.78; 2012: $1.71)	4,031	3,693	3,807
Scrip: $1.86 per share (2013: $1.78; 2012: $1.71)	533	858	762
Total – B shares	4,564	4,551	4,569
Total	11,843	11,338	10,955

In addition, on January 29, 2015, the Directors announced a further interim dividend in respect of 2014 of $0.47 per A share and $0.47 per B share. The total dividend is estimated to be $2,977 million and is payable on March 20, 2015. Under the Scrip Dividend Programme, which was cancelled with effect from the second quarter 2014 interim dividend onwards and reintroduced with effect from the first quarter 2015 interim dividend onwards, shareholders can elect to receive dividends in the form of A shares.

Dividends on A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends on B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends on ADSs are paid in dollars.

24 EARNINGS PER SHARE

	2014	2013	2012
Income attributable to Royal Dutch Shell plc shareholders ($ million)	14,874	16,371	26,712
Weighted average number of A and B shares used as the basis for determining:
Basic earnings per share	6,311,490,678	6,291,126,326	6,261,184,755
Diluted earnings per share	6,311,605,118	6,293,381,407	6,267,839,545

Basic earnings per share are calculated by dividing the income attributable to Royal Dutch Shell plc shareholders for the year by the weighted average number of A and B shares outstanding during the year.

Diluted earnings per share are based on the same income figures. The weighted average number of shares outstanding during the year is adjusted for the number of shares related to share option plans.

Earnings per share are identical for A and B shares.

140	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

25 LEGAL PROCEEDINGS  AND OTHER CONTINGENCIES

Pesticide litigation

Shell Oil Company (SOC), along with other agricultural chemical pesticide manufacturers and distributors, has been sued by public and quasi-public water purveyors alleging responsibility for groundwater contamination caused by applications of chemical pesticides. Most of these law suits assert various theories of strict liability and seek to recover actual damages, including water well treatment and remediation costs. All of the suits assert claims for punitive damages. There are approximately 30 such cases pending. Based on the claims asserted and SOC’s track record with regard to amounts paid to resolve varying claims, management does not believe the outcome of these matters will have a material impact on Shell, however, no assurance can be provided.

Nigerian litigation

Shell subsidiaries and associates operating in Nigeria are parties to various environmental and contractual disputes. These disputes are at different stages in litigation, including at the appellate stage, where judgements have been rendered against Shell. If taken at face value, the aggregate amount of these judgements would be material however, the management of Shell believes that the outcomes of these matters will ultimately be resolved in a manner favourable to Shell. While these matters are not expected to have a material impact on Shell, no assurance can be provided.

Other

In the ordinary course of business, Shell subsidiaries are subject to a number of other loss contingencies arising from litigation and claims brought by governmental and private parties. The operations and earnings of Shell subsidiaries continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous groups in the countries in which they operate. The industries in which Shell subsidiaries are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, as well as their effect on future operations and earnings, are unpredictable. While these matters are not expected to have a material impact on Shell, no assurance can be provided.

26 EMPLOYEES

EMPLOYEE EXPENSE	$ MILLION

	2014	2013	2012
Remuneration	13,092	12,047	11,133
Social security contributions	944	907	789
Retirement benefits (see Note 17)	1,516	2,849	2,279
Share-based compensation (see Note 21)	804	572	909
Total	16,356	16,375	15,110

AVERAGE EMPLOYEE NUMBERS	THOUSAND

	2014	2013	2012
Upstream	33	31	26
Downstream	47	48	48
Corporate	14	13	13
Total	94	92	87

Employees working in business service centres are included in the Corporate segment.

27 DIRECTORS AND SENIOR MANAGEMENT

REMUNERATION OF DIRECTORS OF THE COMPANY	$ MILLION

	2014	2013	2012
Emoluments	24	11	14
Gains on exercise of share options	–	–	4
Value of released awards under long-term incentive plans	5	8	37
Employer contributions to pension plans	1	1	1

Emoluments comprise salaries and fees, annual bonuses (for the period for which performance is assessed) and other benefits. Emoluments in 2014 included $11 million for tax equalisation which arose mainly as a result of the promotion of the CEO. The value of released awards under long-term incentive plans for the period is in respect of the performance period ending in that year. In 2014, retirement benefits were accrued in respect of qualifying services under defined benefit plans by two Directors.

In addition to the amounts presented for 2012 were termination and related amounts of $6 million in respect of an Executive Director who stood down during the year and gains of $3 million which arose on the exercise of share options after standing down.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	141
SHELL ANNUAL REPORT AND FORM 20-F 2014	CONSOLIDATED FINANCIAL STATEMENTS

DIRECTORS AND SENIOR MANAGEMENT EXPENSE	$ MILLION

	2014	2013	2012
Short-term benefits	43	24	25
Retirement benefits	4	5	5
Share-based compensation	18	23	47
Total	65	52	77

Directors and Senior Management comprise members of the Executive Committee and the Non-executive Directors of the Company.

Short-term benefits comprise salaries and fees, annual bonuses delivered in cash (for the period for which performance is assessed), other benefits and employer social security contributions. Short-term benefits in 2014 included tax equalisation as described on the previous page. In addition, costs of $1 million were incurred in 2014 (2013: $6 million; 2012: $8 million) in respect of additional employee levies in the Netherlands. Share-based compensation in 2012 included exceptional costs recognised in respect of an Executive Director who stood down during the year.

In addition to the amounts presented for 2014 were termination and related amounts of $5 million (2013: $nil; 2012: $6 million) in respect of Directors and Senior Management who stood down during the year.

28 AUDITOR’S REMUNERATION

$ MILLION

	2014	2013	2012
Fees in respect of the audit of the Consolidated and Parent Company Financial Statements, including audit of consolidation returns	5	5	5
Other audit fees, principally in respect of audits of accounts of subsidiaries	45	41	41
Total audit fees	50	46	46
Audit-related fees (for other services provided pursuant to legislation)	2	1	1
Fees in respect of non-audit services (principally for tax compliance)	1	1	1
Total	53	48	48

In addition, PricewaterhouseCoopers provides audit services to retirement benefit plans for employees of subsidiaries. Remuneration amounted to $1 million in 2014 (2013: $1 million; 2012: $2 million).

29 ACQUISITION OF REPSOL LNG BUSINESSES OUTSIDE NORTH AMERICA

On January 1, 2014, Shell acquired from Repsol S.A. all the voting rights in Repsol LNG Port Spain B.V., Repsol Comercializadora de Gas, S.A., Repsol LNG T&T Ltd, LNG Shipping Operation Services Netherlands B.V., Netherlands ALNG Holding Company B.V. and Repsol GNL Peru S.A.C., the activities of which comprise LNG operations located in Trinidad and Tobago and Peru, and related shipping and marketing. The acquisition adds directly-managed LNG volumes to Shell’s existing portfolio. Cash consideration was $4,115 million, of which $3,385 million was paid on December 31, 2013 (see Note 11), and $730 million in 2014.

FAIR VALUE OF NET ASSETS ACQUIRED	$ MILLION

Intangible assets	3,271
Property, plant and equipment	1,198
Joint ventures and associates	531
Cash and cash equivalents	329
Other assets	424
Debt	(1,601)
Other liabilities	(37)
Consideration paid	4,115

142	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2014

SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

The information set out on pages 142-159 is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the “Consolidated Financial Statements”.

PROVED OIL AND GAS RESERVES

Proved reserves’ estimates are calculated pursuant to the US Securities and Exchange Commission (SEC) Rules and the Financial Accounting Standard Board’s Topic 932. The definitions used are in accordance with the SEC Rule 4-10 (a) of Regulation S-X.

We include proved reserves associated with future production that will be consumed in operations.

Proved reserves shown are net of any quantities of crude oil or natural gas that are expected to be (or could be) taken as royalties in kind. Proved reserves outside North America include quantities that will be settled in cash. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements that involve Shell subsidiaries, joint ventures and associates in risks and rewards but do not transfer title of the product to those entities.

Proved reserves cannot be measured exactly since estimation of reserves involves subjective judgement (see “Risk factors”). These estimates remain subject to revision and are unaudited supplementary information.

The impact of the reclassification of certain entities, consistent with the change in their accounting treatment as a result of the adoption of IFRS 11 Joint Arrangements with effect from January 1, 2013, resulted in a decrease in the Shell share of joint ventures and associates’ proved reserves during 2013 and a corresponding increase in Shell subsidiaries’ proved reserves. These effects are referred to as “IFRS 11 reclassification” on pages 145,149 and 153.

PROVED RESERVES ASSURANCE PROCESS

A central group of reserves experts, who on average have around 26 years’ experience in the oil and gas industry, undertake the primary assurance of the proved reserves bookings. This group of experts is part of the Resources Assurance and Reporting (RAR) organisation within Shell. A Vice President with 33 years’ experience in the oil and gas industry currently heads the RAR organisation. He is a member of the Society of Petroleum Engineers and holds a diploma of Ingénieur Civil des Ponts et Chaussées de France. The RAR organisation reports directly to an Executive Vice President of Finance, who is a member of the Upstream Reserves Committee (URC). The URC is a multidisciplinary committee consisting of senior representatives from the Finance, Legal, Projects & Technology and Upstream organisations. The URC reviews and endorses all major (larger than 20 million barrels of oil equivalent) proved reserves bookings and endorses the total aggregated proved reserves. Final approval of all proved reserves bookings remains with Shell’s Executive Committee. The Internal Audit function also provides secondary assurance through audits of the control framework.

ADDITIONAL INFORMATION CONCERNING PROVED RESERVES

Proved reserves can be either developed or undeveloped. Subsidiaries’ proved reserves at December 31, 2014, were divided into 67% developed and 33% undeveloped on a barrel of oil equivalent basis. For the Shell share of joint ventures and associates, the proved reserves at December 31, 2014, were divided into 76% developed and 24% undeveloped on a barrel of oil equivalent basis.

Proved reserves are recognised under various forms of contractual agreements. Shell’s proved reserves volumes at December 31, 2014, present in agreements such as production-sharing contracts or other forms of economic entitlement contracts, where the Shell share of reserves can vary with commodity prices, were 1,191 million barrels of crude oil and natural gas liquids, and 11,984 thousand million scf of natural gas.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	143
SHELL ANNUAL REPORT AND FORM 20-F 2014	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

CRUDE OIL, NATURAL GAS LIQUIDS, SYNTHETIC CRUDE OIL AND BITUMEN

Shell subsidiaries’ estimated net proved reserves of crude oil, natural gas liquids, synthetic crude oil and bitumen at the end of the year; their share of the net proved reserves of joint ventures and associates at the end of the year; and the changes in such reserves during the year are set out on pages 144-146.

Significant changes in proved developed and undeveloped reserves of crude oil, natural gas liquids, synthetic crude oil and bitumen are discussed below.

Proved reserves 2014-2013

SHELL SUBSIDIARIES

Europe

The net decrease of 129 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in fields resulted in a worse performance than previously estimated in the UK and a better performance than historically predicted in Norway.

Asia

The net increase of 120 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in fields resulted in many relatively small contributions from fields in Iraq, Malaysia, Oman and Russia.

Africa

The net increase of 126 million barrels in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in fields resulted in reserves volumes increases in our operations in Egypt, Gabon and Nigeria.

USA

The net decrease of 169 million barrels in revisions and reclassifications resulted from field performance studies and development activities. Reservoir performance analyses and updates in fields resulted in reserves volume decreases for the Mars, Stones and Ursa deep-water fields in the Gulf of Mexico and for the Permian project. The Na Kika Coulomb deep-water field in the Gulf of Mexico benefited from a better than predicted reservoir performance.

Canada

The net increase of 81 million barrels in synthetic crude oil revisions and reclassifications resulted from field performance studies and development activities at the Athabasca Oil Sands Project’s Muskeg River and Jackpine mines.

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

144	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Crude oil, natural gas liquids, synthetic crude oil and bitumen continued]

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2014	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	769	1,343	139	651	991	29	1,731	422	95	4,017	1,731	422	6,170
Revisions and reclassifications	(129)	120	2	126	(169)	3	81	17	(7)	(54)	81	17	44
Improved recovery	–	–	–	9	–	–	–	–	–	9	–	–	9
Extensions and discoveries	–	5	1	8	18	21	–	1	13	66	–	1	67
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(5)	(15)	(30)	(1)	–	(6)	(21)	(72)	–	(6)	(78)
Production [A]	(61)	(162)	(9)	(88)	(99)	(8)	(49)	(6)	(17)	(444)	(49)	(6)	(499)
At December 31	579	1,306	128	691	711	44	1,763	428	63	3,522	1,763	428	5,713
Shell share of joint ventures and associates
At January 1	29	381	24	–	–	–	–	–	17	451	–	–	451
Revisions and reclassifications	2	33	–	–	–	–	–	–	(17)	18	–	–	18
Improved recovery	–	–	–	–	–	–	–	–	–	–	–	–	–
Extensions and discoveries	–	1	–	–	–	–	–	–	–	1	–	–	1
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(8)	–	–	–	–	–	–	(8)	–	–	(8)
Production	(2)	(39)	(4)	–	–	–	–	–	–	(45)	–	–	(45)
At December 31	29	376	12	–	–	–	–	–	–	417	–	–	417
Total	608	1,682	140	691	711	44	1,763	428	63	3,939	1,763	428	6,130
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	–	–	9	–	–	–	–	–	9	–	–	9

[A] Includes 2 million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2014	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	396	942	48	453	440	21	1,299	13	59	2,359	1,299	13	3,671
At December 31	350	947	41	534	494	26	1,273	9	51	2,443	1,273	9	3,725
Shell share of joint ventures and associates
At January 1	22	316	23	–	–	–	–	–	15	376	–	–	376
At December 31	22	222	10	–	–	–	–	–	–	254	–	–	254

PROVED UNDEVELOPED RESERVES 2014	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	373	401	91	198	551	8	432	409	36	1,658	432	409	2,499
At December 31	229	359	87	157	217	18	490	419	12	1,079	490	419	1,988
Shell share of joint ventures and associates
At January 1	7	65	1	–	–	–	–	–	2	75	–	–	75
At December 31	7	154	2	–	–	–	–	–	–	163	–	–	163

	FINANCIAL STATEMENTS AND SUPPLEMENTS	145
SHELL ANNUAL REPORT AND FORM 20-F 2014	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2013	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	769	1,191	146	688	609	33	1,763	49	69	3,505	1,763	49	5,317
IFRS 11 reclassification	–	84	–	–	294	–	–	–	–	378	–	–	378
Revisions and reclassifications	39	205	6	38	14	(2)	16	(30)	8	308	16	(30)	294
Improved recovery	–	1	–	–	1	–	–	410	–	2	–	410	412
Extensions and discoveries	–	11	–	4	158	6	–	–	3	182	–	–	182
Purchases of minerals in place	24	–	–	–	1	–	–	–	23	48	–	–	48
Sales of minerals in place	–	–	(4)	–	–	–	–	–	–	(4)	–	–	(4)
Production [A]	(63)	(149)	(9)	(79)	(86)	(8)	(48)	(7)	(8)	(402)	(48)	(7)	(457)
At December 31	769	1,343	139	651	991	29	1,731	422	95	4,017	1,731	422	6,170
Shell share of joint ventures and associates
At January 1	24	515	28	–	294	–	–	–	18	879	–	–	879
IFRS 11 reclassification	–	(84)	–	–	(294)	–	–	–	–	(378)	–	–	(378)
Revisions and reclassifications	7	47	1	–	–	–	–	–	2	57	–	–	57
Improved recovery	–	–	–	–	–	–	–	–	–	–	–	–	–
Extensions and discoveries	–	–	–	–	–	–	–	–	–	–	–	–	–
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(2)	(97)	(5)	–	–	–	–	–	(3)	(107)	–	–	(107)
At December 31	29	381	24	–	–	–	–	–	17	451	–	–	451
Total	798	1,724	163	651	991	29	1,731	422	112	4,468	1,731	422	6,621
Reserves attributable to non- controlling interest in Shell subsidiaries at December 31	–	–	–	10	–	–	–	–	–	10	–	–	10

[A] Includes 2 million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2013	MILLION BARRELS

	Europe	Asia[A]	Oceania	Africa	North America				South America
					USA[A]	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	425	817	34	496	283	28	1,271	18	31	2,114	1,271	18	3,403
At December 31	396	942	48	453	440	21	1,299	13	59	2,359	1,299	13	3,671
Shell share of joint ventures and associates
At January 1	23	460	19	–	217	–	–	–	17	736	–	–	736
At December 31	22	316	23	–	–	–	–	–	15	376	–	–	376

[A] As a result of the adoption of IFRS 11 Joint Arrangements with effect from January 1, 2013, proved developed reserves of 81 million barrels in Asia and 217 million barrels in the USA were reclassified during 2013 from the Shell share of joint ventures and associates’ proved developed reserves to Shell subsidiaries’ proved developed reserves.

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

[A] As a result of the adoption of IFRS 11 Joint Arrangements with effect from January 1, 2013, proved undeveloped reserves of 3 million barrels in Asia and 77 million barrels in the USA were reclassified during 2013 from the Shell share of joint ventures and associates’ proved undeveloped reserves to Shell subsidiaries’ proved undeveloped reserves.

146	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Crude oil, natural gas liquids, synthetic crude oil and bitumen continued]

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2012	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	723	1,104	175	731	532	35	1,680	55	63	3,363	1,680	55	5,098
Revisions and reclassifications	24	191	5	95	80	3	131	1	12	410	131	1	542
Improved recovery	–	6	–	–	4	–	–	–	–	10	–	–	10
Extensions and discoveries	44	2	–	1	30	1	–	1	7	85	–	1	86
Purchases of minerals in place	56	–	–	–	26	–	–	–	–	82	–	–	82
Sales of minerals in place	–	–	(24)	(33)	(6)	(1)	–	(1)	–	(64)	–	(1)	(65)
Production [A]	(78)	(112)	(10)	(106)	(57)	(5)	(48)	(7)	(13)	(381)	(48)	(7)	(436)
At December 31	769	1,191	146	688	609	33	1,763	49	69	3,505	1,763	49	5,317
Shell share of joint ventures and associates
At January 1	31	560	34	–	306	–	–	–	19	950	–	–	950
Revisions and reclassifications	(5)	79	1	–	10	–	–	–	2	87	–	–	87
Improved recovery	–	–	–	–	3	–	–	–	–	3	–	–	3
Extensions and discoveries	–	2	–	–	–	–	–	–	–	2	–	–	2
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(1)	–	–	–	–	–	–	(1)	–	–	(1)
Production	(2)	(126)	(6)	–	(25)	–	–	–	(3)	(162)	–	–	(162)
At December 31	24	515	28	–	294	–	–	–	18	879	–	–	879
Total	793	1,706	174	688	903	33	1,763	49	87	4,384	1,763	49	6,196
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	–	–	16	–	–	–	–	–	16	–	–	16
[A] Includes 2 million barrels consumed in operations.

PROVED DEVELOPED RESERVES 2012	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	460	781	35	438	240	22	1,249	22	35	2,011	1,249	22	3,282
At December 31	425	817	34	496	283	28	1,271	18	31	2,114	1,271	18	3,403
Shell share of joint ventures and associates
At January 1	30	483	21	–	202	–	–	–	18	754	–	–	754
At December 31	23	460	19	–	217	–	–	–	17	736	–	–	736

PROVED UNDEVELOPED RESERVES 2012	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	263	323	140	293	292	13	431	33	28	1,352	431	33	1,816
At December 31	344	374	112	192	326	5	492	31	38	1,391	492	31	1,914
Shell share of joint ventures and associates
At January 1	1	77	13	–	104	–	–	–	1	196	–	–	196
At December 31	1	55	9	–	77	–	–	–	1	143	–	–	143

	FINANCIAL STATEMENTS AND SUPPLEMENTS	147
SHELL ANNUAL REPORT AND FORM 20-F 2014	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

NATURAL GAS

Shell subsidiaries’ estimated net proved reserves of natural gas at the end of the year; their share of the net proved reserves of joint ventures and associates at the end of the year; and the changes in such reserves during the year are set out on pages 148-150. Volumes are not adjusted to standard heat content. Apart from integrated projects, volumes of gas are reported on an “as-sold” basis. The price used to calculate future revenue and cash flows from proved gas reserves is the contract price or the 12-month average on “as-sold” volumes. Volumes associated with integrated projects are those measured at a designated transfer point between the Upstream and Downstream portions of the integrated project. Natural gas volumes are converted to oil equivalent using a factor of 5,800 scf per barrel.

Significant changes in natural gas proved developed and undeveloped reserves are discussed below.

Proved reserves 2014-2013

SHELL SUBSIDIARIES

Asia

The net increase of 630 thousand million scf in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported continuing better performance than historically predicted in Malaysia, Brunei and other countries.

Oceania

The sales of minerals in place of 325 thousand million scf resulted from the divestment of Wheatstone-lago.

Africa

The net increase of 621 thousand million scf in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported continuing better performance than historically predicted in Nigeria and Gabon.

USA

The purchase of minerals in place of 287 thousand million scf resulted from the acquisition of Ultra. The sales of minerals in place of 578 thousand million scf resulted from the sale of our interests in Pinedale, Eagle Ford and Haynesville.

Canada

The increase of 449 thousand million scf in extensions and discoveries resulted predominantly from extensions in tight-gas operations in Groundbirch, Fox Creek and Deep Basin East.

SHELL SHARE OF JOINT VENTURES AND ASSOCIATES

Asia

The net increase of 455 thousand million scf in revisions and reclassifications resulted from field performance studies and development activities. The reservoir performance analyses and updates in multiple fields supported continuing better performance than historically predicted in Russia, Brunei and other countries.

Oceania

The sales of minerals in place of 354 thousand million scf resulted from the reduction in our shareholding in Woodside Petroleum Limited (Woodside) from 23% to 14%.

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

148	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Natural gas continued]

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

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2014				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	4,767	10,170	6,092	2,257	2,199	1,500	74	27,059
Revisions and reclassifications	175	630	(20)	621	(46)	(5)	(11)	1,344
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	–	82	46	61	73	449	8	719
Purchases of minerals in place	–	–	–	–	287	–	–	287
Sales of minerals in place	–	–	(325)	(10)	(578)	(100)	(8)	(1,021)
Production [A]	(512)	(811)	(218)	(308)	(374)	(233)	(15)	(2,471)
At December 31	4,430	10,071	5,575	2,621	1,561	1,611	48	25,917
Shell share of joint ventures and associates
At January 1	8,508	5,991	909	–	–	–	6	15,414
Revisions and reclassifications	(60)	455	34	–	–	–	(6)	423
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	6	26	11	–	–	–	–	43
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(354)	–	–	–	–	(354)
Production [B]	(588)	(442)	(97)	–	–	–	–	(1,127)
At December 31	7,866	6,030	503	–	–	–	–	14,399
Total	12,296	16,101	6,078	2,621	1,561	1,611	48	40,316
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	3	–	6	–	–	–	9

[A] Includes 162 thousand million standard cubic feet consumed in operations.

[B] Includes 58 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2014			THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	3,942	9,132	1,621	946	1,492	908	48	18,089
At December 31	3,774	9,114	1,398	1,162	1,275	939	42	17,704
Shell share of joint ventures and associates
At January 1	6,856	4,894	806	–	–	–	4	12,560
At December 31	6,386	4,501	433	–	–	–	–	11,320

PROVED UNDEVELOPED RESERVES 2014			THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	825	1,038	4,471	1,311	707	592	26	8,970
At December 31	656	957	4,177	1,459	286	672	6	8,213
Shell share of joint ventures and associates
At January 1	1,652	1,097	103	–	–	–	2	2,854
At December 31	1,480	1,529	70	–	–	–	–	3,079

	FINANCIAL STATEMENTS AND SUPPLEMENTS	149
SHELL ANNUAL REPORT AND FORM 20-F 2014	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2013				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	5,021	10,220	5,571	2,241	2,265	1,011	95	26,424
IFRS 11 reclassification	–	15	–	–	87	–	–	102
Revisions and reclassifications	229	695	778	197	(4)	236	(26)	2,105
Improved recovery	–	–	–	–	–	160	–	160
Extensions and discoveries	13	5	–	86	250	344	11	709
Purchases of minerals in place	38	–	–	–	8	–	8	54
Sales of minerals in place	–	–	(55)	–	–	–	–	(55)
Production [A]	(534)	(765)	(202)	(267)	(407)	(251)	(14)	(2,440)
At December 31	4,767	10,170	6,092	2,257	2,199	1,500	74	27,059
Shell share of joint ventures and associates
At January 1	9,147	6,091	1,039	–	87	–	4	16,368
IFRS 11 reclassification	–	(15)	–	–	(87)	–	–	(102)
Revisions and reclassifications	92	350	(20)	–	–	–	3	425
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	–	12	–	–	–	–	–	12
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–
Production [B]	(731)	(447)	(110)	–	–	–	(1)	(1,289)
At December 31	8,508	5,991	909	–	–	–	6	15,414
Total	13,275	16,161	7,001	2,257	2,199	1,500	80	42,473
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	6	–	6	–	–	–	12

[A] Includes 153 thousand million standard cubic feet consumed in operations.

[B] Includes 63 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2013				THOUSAND MILLION STANDARD CUBIC FEET
						North America			South America
	Europe	Asia	[A]	Oceania	Africa	USA	[A]	Canada		Total
Shell subsidiaries
At January 1	4,192	9,366		843	1,012	1,607		872	81	17,973
At December 31	3,942	9,132		1,621	946	1,492		908	48	18,089
Shell share of joint ventures and associates
At January 1	7,407	5,088		581	–	67		–	3	13,146
At December 31	6,856	4,894		806	–	–		–	4	12,560

[A] As a result of the adoption of IFRS 11 Joint Arrangements with effect from January 1, 2013, proved developed reserves of 14 thousand million standard cubic feet in Asia and 67 thousand million standard cubic feet in the USA were reclassified during 2013 from the Shell share of joint ventures and associates’ proved developed reserves to Shell subsidiaries’ proved developed reserves.

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

[A] As a result of the adoption of IFRS 11 Joint Arrangements with effect from January 1, 2013, proved undeveloped reserves of 1 thousand million standard cubic feet in Asia and 20 thousand million standard cubic feet in the USA were reclassified during 2013 from the Shell share of joint ventures and associates’ proved undeveloped reserves to Shell subsidiaries’ proved undeveloped reserves.

150	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Natural gas continued]

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2012				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	5,498	10,691	5,952	2,800	3,196	2,045	104	30,286
Revisions and reclassifications	14	160	136	(142)	(1,076)	(683)	8	(1,583)
Improved recovery	–	–	–	–	16	–	–	16
Extensions and discoveries	68	–	–	89	393	84	4	638
Purchases of minerals in place	22	–	–	–	139	–	–	161
Sales of minerals in place	–	–	(303)	(163)	(6)	(191)	–	(663)
Production [A]	(581)	(631)	(214)	(343)	(397)	(244)	(21)	(2,431)
At December 31	5,021	10,220	5,571	2,241	2,265	1,011	95	26,424
Shell share of joint ventures and associates
At January 1	9,903	6,262	1,142	–	63	–	6	17,376
Revisions and reclassifications	(89)	284	15	–	31	–	(1)	240
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	3	26	–	–	–	–	–	29
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(21)	–	–	–	–	(21)
Production [B]	(670)	(481)	(97)	–	(7)	–	(1)	(1,256)
At December 31	9,147	6,091	1,039	–	87	–	4	16,368
Total	14,168	16,311	6,610	2,241	2,352	1,011	99	42,792
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	6	–	7	–	–	–	13

[A] Includes 161 thousand million standard cubic feet consumed in operations.

[B] Includes 60 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2012				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	4,685	9,379	839	1,112	1,506	951	92	18,564
At December 31	4,192	9,366	843	1,012	1,607	872	81	17,973
Shell share of joint ventures and associates
At January 1	7,837	4,936	241	–	46	–	5	13,065
At December 31	7,407	5,088	581	–	67	–	3	13,146

PROVED UNDEVELOPED RESERVES 2012				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	813	1,312	5,113	1,688	1,690	1,094	12	11,722
At December 31	829	854	4,728	1,229	658	139	14	8,451
Shell share of joint ventures and associates
At January 1	2,066	1,326	901	–	17	–	1	4,311
At December 31	1,740	1,003	458	–	20	–	1	3,222

	FINANCIAL STATEMENTS AND SUPPLEMENTS	151
SHELL ANNUAL REPORT AND FORM 20-F 2014	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS

The SEC’s Form 20-F requires the disclosure of a standardised measure of discounted future cash flows, relating to proved reserves’ quantities and based on a 12-month unweighted arithmetic average sales price, calculated on a first-day-of-the-month basis, with cost factors based on those at the end of each year, currently enacted tax rates and a 10% annual discount factor. In our view, the information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition, a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved. As a result of the adoption of IFRS 11 Joint Arrangements, the discounted future cash flows of certain entities in Asia and the USA which were previously presented under the Shell share of joint ventures and associates are presented under Shell subsidiaries with effect from 2013.

Standardised measure of discounted future cash flows relating to proved reserves at December 31

2014 – SHELL SUBSIDIARIES								$ MILLION
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	94,201	154,314	59,407	77,122	72,537	190,183	5,573	653,337
Future production costs	37,786	36,742	14,296	29,978	42,784	100,074	3,173	264,833
Future development costs	14,154	15,729	12,629	7,214	15,584	33,495	1,450	100,255
Future tax expenses	25,692	43,303	6,607	25,207	5,299	14,730	778	121,616
Future net cash flows	16,569	58,540	25,875	14,723	8,870	41,884	172	166,633
Effect of discounting cash flows at 10%	5,493	27,974	14,997	4,825	1,583	33,365	(231)	88,006
Standardised measure of discounted future net cash flows	11,076	30,566	10,878	9,898	7,287	8,519	403	78,627
Non-controlling interest included	–	(5)	–	59	–	–	–	54

2014 – SHELL SHARE OF JOINT VENTURES AND ASSOCIATES									$ MILLION
						North America		South America
	Europe	Asia	Oceania	[A]	Africa	USA	Canada		Total
Future cash inflows	60,397	92,756	11,370		–	–	–	–	164,523
Future production costs	42,656	37,961	3,021		–	–	–	–	83,638
Future development costs	1,631	10,089	2,580		–	–	–	–	14,300
Future tax expenses	6,005	16,368	1,708		–	–	–	–	24,081
Future net cash flows	10,105	28,338	4,061		–	–	–	–	42,504
Effect of discounting cash flows at 10%	4,953	12,218	1,989		–	–	–	–	19,160
Standardised measure of discounted future net cash flows	5,152	16,120	2,072		–	–	–	–	23,344

[A] Includes Shell’s 14% share of Woodside as from June 2014 (previously: 23%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

152	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Standardised measure of discounted future cash flows continued]

2013 – SHELL SUBSIDIARIES								$ MILLION
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	129,740	162,149	67,288	77,958	103,657	180,827	9,025	730,644
Future production costs	45,084	35,001	15,304	27,452	56,457	93,964	4,698	277,960
Future development costs	17,186	14,259	17,863	8,473	24,653	27,806	1,285	111,525
Future tax expenses	42,490	46,960	7,271	25,774	8,397	15,214	1,291	147,397
Future net cash flows	24,980	65,929	26,850	16,259	14,150	43,843	1,751	193,762
Effect of discounting cash flows at 10%	9,145	30,238	18,838	5,460	4,768	34,056	(42)	102,463
Standardised measure of discounted future net cash flows	15,835	35,691	8,012	10,799	9,382	9,787	1,793	91,299
Non-controlling interest included	–	5	–	188	–	–	–	193

2013 – SHELL SHARE OF JOINT VENTURES AND ASSOCIATES									$ MILLION
						North America		South America
	Europe	Asia	Oceania	[A]	Africa	USA	Canada		Total
Future cash inflows	73,876	94,675	13,572		–	–	–	1,682	183,805
Future production costs	55,680	41,504	3,040		–	–	–	696	100,920
Future development costs	1,751	8,517	3,744		–	–	–	55	14,067
Future tax expenses	6,203	17,286	2,004		–	–	–	494	25,987
Future net cash flows	10,242	27,368	4,784		–	–	–	437	42,831
Effect of discounting cash flows at 10%	4,097	11,669	1,753		–	–	–	132	17,651
Standardised measure of discounted future net cash flows	6,145	15,699	3,031		–	–	–	305	25,180

[A] Includes Shell’s 23% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

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

[A] Includes Shell’s 23% share of Woodside as from April 2012 (previously: 24%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	153
SHELL ANNUAL REPORT AND FORM 20-F 2014	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

Change in standardised measure of discounted future net cash flows relating to proved reserves

2014			$ MILLION
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	91,299	25,180	116,479
Net changes in prices and production costs	(22,475)	1,025	(21,450)
Revisions of previous reserves estimates	6,451	(28)	6,423
Extensions, discoveries and improved recovery	2,837	191	3,028
Purchases and sales of minerals in place	(2,551)	(1,497)	(4,048)
Development cost related to future production	(9,372)	(1,362)	(10,734)
Sales and transfers of oil and gas, net of production costs	(40,495)	(7,401)	(47,896)
Development cost incurred during the year	22,619	1,350	23,969
Accretion of discount	16,367	3,670	20,037
Net change in income tax	13,947	2,216	16,163
At December 31	78,627	23,344	101,971

2013			$ MILLION
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	85,078	33,846	118,924
IFRS 11 reclassification	6,884	(6,884)	–
Net changes in prices and production costs	(7,375)	1,636	(5,739)
Revisions of previous reserves estimates	11,142	1,984	13,126
Extensions, discoveries and improved recovery	8,744	–	8,744
Purchases and sales of minerals in place	1,145	–	1,145
Development cost related to future production	(24,747)	(1,275)	(26,022)
Sales and transfers of oil and gas, net of production costs	(40,244)	(13,891)	(54,135)
Development cost incurred during the year	24,816	1,620	26,436
Accretion of discount	17,273	3,883	21,156
Net change in income tax	8,583	4,261	12,844
At December 31	91,299	25,180	116,479

2012			$ MILLION
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	86,018	35,166	121,184
Net changes in prices and production costs	(4,631)	6,166	1,535
Revisions of previous reserves estimates	16,755	2,696	19,451
Extensions, discoveries and improved recovery	3,859	299	4,158
Purchases and sales of minerals in place	(1,821)	(91)	(1,912)
Development cost related to future production	(12,179)	(2,971)	(15,150)
Sales and transfers of oil and gas, net of production costs	(43,000)	(16,139)	(59,139)
Development cost incurred during the year	19,559	2,288	21,847
Accretion of discount	16,570	5,130	21,700
Net change in income tax	3,948	1,302	5,250
At December 31	85,078	33,846	118,924

154	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2014

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES CAPITALISED COSTS

The aggregate amount of property, plant and equipment and intangible assets relating to oil and gas exploration and production activities, and the aggregate amount of the related depreciation, depletion and amortisation at December 31, are shown in the tables below.

Shell subsidiaries

		$ MILLION
	2014	2013
Cost
Proved properties [A]	228,532	225,754
Unproved properties	30,161	34,282
Support equipment and facilities	6,325	6,053
	265,018	266,089
Depreciation, depletion and amortisation
Proved properties [A]	113,943	117,709
Unproved properties	3,867	5,019
Support equipment and facilities	2,741	2,752
	120,551	125,480
Net capitalised costs	144,467	140,609

[A] Includes capitalised asset decommissioning and restoration costs and related depreciation.

Shell share of joint ventures and associates

		$ MILLION
	2014	2013
Cost
Proved properties [A]	42,524	43,378
Unproved properties	3,504	3,693
Support equipment and facilities	3,596	3,254
	49,624	50,325
Depreciation, depletion and amortisation
Proved properties [A]	22,916	23,468
Unproved properties	78	108
Support equipment and facilities	1,834	1,707
	24,828	25,283
Net capitalised costs	24,796	25,042

[A] Includes capitalised asset decommissioning and restoration costs and related depreciation.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	155
SHELL ANNUAL REPORT AND FORM 20-F 2014	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES COSTS INCURRED

Costs incurred during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the tables below. Development costs include capitalised asset decommissioning and restoration costs and exclude costs of acquiring support equipment and facilities, but include depreciation thereon. As a result of the adoption of IFRS 11 Joint Arrangements, the costs incurred by certain entities in Asia and the USA, which were previously presented under the Shell share of joint ventures and associates, are presented under Shell subsidiaries with effect from 2013.

Shell subsidiaries

2014								$ MILLION
						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Canada		Total
Acquisition of properties
Proved	2		57	–	132	36	–	10	237
Unproved	–		97	–	221	401	37	136	892
Exploration	680		1,339	415	254	2,546	851	717	6,802
Development	5,139		3,189	5,111	2,717	6,482	2,437	409	25,484

[A] Includes Greenland.

2013								$ MILLION
						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Canada		Total
Acquisition of properties
Proved	290		20	–	1	51	–	684	1,046
Unproved	29		168	9	62	416	293	1,364	2,341
Exploration	752		1,493	448	504	3,496	1,400	592	8,685
Development	4,309		3,225	5,720	2,293	5,314	1,742	830	23,433

[A] Includes Greenland.

2012				$ MILLION
					North America		South America
	Europe[A]	Asia	Oceania	Africa	USA	Canada		Total
Acquisition of properties
Proved	387	–	–	–	567	1	–	955
Unproved	16	148	1,769	96	2,610	381	152	5,172
Exploration	472	867	352	559	4,898	1,058	479	8,685
Development	3,080	2,773	4,901	1,733	3,621	2,113	354	18,575

[A] Includes Greenland.

Shell share of joint ventures and associates

Joint ventures and associates did not incur costs in the acquisition of oil and gas properties in 2014, 2013 or 2012.

2014								$ MILLION
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Exploration	18	181	162	–	–	–	–	361
Development	220	3,430	143	–	–	–	–	3,793

2013								$ MILLION
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Exploration	42	272	321	–	–	–	13	648
Development	169	2,545	293	–	–	–	23	3,030

2012								$ MILLION
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Exploration	38	323	103	–	10	–	–	474
Development	209	2,217	549	–	405	–	34	3,414

156	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2014

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES EARNINGS

The results of operations for oil and gas producing activities are shown in the tables below. As a result of the adoption of IFRS 11 Joint Arrangements, the earnings of certain entities in Asia and the USA, which were previously presented under the Shell share of joint ventures and associates, are presented under Shell subsidiaries with effect from 2013.

Shell subsidiaries

2014									$ MILLION
						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Canada		Total
Revenue
Third parties	2,808		4,914	1,867	3,004	1,078	202	126	13,999
Sales between businesses	7,869		13,973	990	6,516	9,903	7,399	1,376	48,026
Total	10,677		18,887	2,857	9,520	10,981	7,601	1,502	62,025
Production costs excluding taxes	2,831		2,282	599	2,032	3,440	3,367	482	15,033
Taxes other than income tax [B]	264		948	216	836	198	–	165	2,627
Exploration	457		1,331	232	307	1,549	88	260	4,224
Depreciation, depletion and amortisation	1,772		3,341	427	2,037	6,576	1,709	475	16,337
Other costs/(income)	766		2,058	(2,123)	129	845	2,137	78	3,890
Earnings before taxation	4,587		8,927	3,506	4,179	(1,627)	300	42	19,914
Taxation charge/(credit)	3,362		6,800	2,113	2,404	(654)	60	157	14,242
Earnings after taxation	1,225		2,127	1,393	1,775	(973)	240	(115)	5,672

[A] Includes Greenland.

[B] Includes cash-paid royalties to governments outside North America.

2013	$ MILLION

						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Canada		Total
Revenue
Third parties	4,116		5,535	1,982	2,690	3,416	52	64	17,855
Sales between businesses	8,420		17,538	1,038	6,873	7,232	7,354	684	49,139
Total	12,536		23,073	3,020	9,563	10,648	7,406	748	66,994
Production costs excluding taxes	2,656		1,762	481	1,753	3,336	3,303 [B]	378	13,669	[B]
Taxes other than income tax [C]	328		1,254	231	963	223	–	85	3,084
Exploration	627		1,082	396	354	1,790	312	717	5,278
Depreciation, depletion and amortisation	1,400		2,268	423	1,276	7,858	2,366	160	15,751
Other costs	1,052		3,713	40	419	1,395	2,129 [B]	124	8,872	[B]
Earnings before taxation	6,473		12,994	1,449	4,798	(3,954)	(704)	(716)	20,340
Taxation charge/(credit)	4,843		10,251	486	3,093	(1,461)	(231)	71	17,052
Earnings after taxation	1,630		2,743	963	1,705	(2,493)	(473)	(787)	3,288

[A] Includes Greenland.

[B] Reflects the reclassification of certain costs.

[C] Includes cash-paid royalties to governments outside North America.

2012	$ MILLION

						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Canada		Total
Revenue
Third parties	4,705		3,981	1,941	2,807	3,573	207	23	17,237
Sales between businesses	10,275		16,450	1,129	10,364	3,906	6,443	1,431	49,998
Total	14,980		20,431	3,070	13,171	7,479	6,650	1,454	67,235
Production costs excluding taxes	2,516		1,582	395	1,540	2,486	3,130 [B]	255	11,904	[B]
Taxes other than income tax [C]	350		410	322	1,248	39	–	145	2,514
Exploration	398		461	175	699	801	372	198	3,104
Depreciation, depletion and amortisation	1,531		1,222	304	1,261	3,837	2,037	315	10,507
Other costs/(income)	1,420		3,157	(1,769)	(322)	421	1,963 [B]	63	4,933	[B]
Earnings before taxation	8,765		13,599	3,643	8,745	(105)	(852)	478	34,273
Taxation charge/(credit)	6,310		10,733	1,104	5,358	(65)	(413)	137	23,164
Earnings after taxation	2,455		2,866	2,539	3,387	(40)	(439)	341	11,109

[A] Includes Greenland.

[B] Reflects the reclassification of certain costs.

[C] Includes cash-paid royalties to governments outside North America.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	157
SHELL ANNUAL REPORT AND FORM 20-F 2014	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

Shell share of joint ventures and associates

2014									$ MILLION
						North America		South America
	Europe	Asia	Oceania	[A]	Africa	USA	Canada		Total
Third party revenue	4,966	8,811	1,292		–	–	–	–	15,069
Total	4,966	8,811	1,292		–	–	–	–	15,069
Production costs excluding taxes	434	829	272		–	–	–	–	1,535
Taxes other than income tax [B]	2,634	2,518	24		–	–	–	–	5,176
Exploration	22	83	66		–	–	–	18	189
Depreciation, depletion and amortisation	198	1,117	373		–	–	–	–	1,688
Other costs/(income)	(6)	643	96		–	–	–	258	991
Earnings before taxation	1,684	3,621	461		–	–	–	(276)	5,490
Taxation charge	608	1,256	190		–	–	–	–	2,054
Earnings after taxation	1,076	2,365	271		–	–	–	(276)	3,436
[A] Includes Shell’s 14% share of Woodside as from June 2014 (previously: 23%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

[B] Includes cash-paid royalties to governments outside North America.

2013								$ MILLION
					North America		South America
	Europe	Asia	Oceania [A]	Africa	USA	Canada		Total
Third party revenue	6,825	11,040	1,334	–	–	–	313	19,512
Total	6,825	11,040	1,334	–	–	–	313	19,512
Production costs excluding taxes	451	958	291	–	–	–	58	1,758
Taxes other than income tax [B]	3,989	3,907	58	–	–	–	86	8,040
Exploration	16	162	165	–	–	–	13	356
Depreciation, depletion and amortisation	188	1,335	578	–	–	–	37	2,138
Other costs/(income)	(151)	694	310	–	–	–	40	893
Earnings before taxation	2,332	3,984	(68)	–	–	–	79	6,327
Taxation charge/(credit)	879	1,655	(185)	–	–	–	93	2,442
Earnings after taxation	1,453	2,329	117	–	–	–	(14)	3,885

[A] Includes Shell’s 23% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

[B] Includes cash-paid royalties to governments outside North America.

2012									$ MILLION
						North America		South America
	Europe	Asia	Oceania	[A]	Africa	USA	Canada		Total
Third party revenue	6,448	12,592	1,441		–	2,715	–	341	23,537
Total	6,448	12,592	1,441		–	2,715	–	341	23,537
Production costs excluding taxes	411	952	372		–	453	–	41	2,229
Taxes other than income tax [B]	3,574	4,861	111		–	157	–	118	8,821
Exploration	17	391	155		–	10	–	–	573
Depreciation, depletion and amortisation	209	1,310	335		–	269	–	41	2,164
Other costs/(income)	(390)	128	(80)		–	13	–	252	(77)
Earnings before taxation	2,627	4,950	548		–	1,813	–	(111)	9,827
Taxation charge	969	1,971	136		–	658	–	26	3,760
Earnings after taxation	1,658	2,979	412		–	1,155	–	(137)	6,067

[A] Includes Shell’s 23% share of Woodside as from April 2012 (previously: 24%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

[B] Includes cash-paid royalties to governments outside North America.

158	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2014

ACREAGE AND WELLS

The tables below reflect acreage and wells of Shell subsidiaries, joint ventures and associates. The term “gross” refers to the total activity in which Shell subsidiaries, joint ventures and associates have an interest. The term “net” refers to the sum of the fractional interests owned by Shell subsidiaries plus the Shell share of joint ventures and associates’ fractional interests. Net data below are rounded to the nearest whole number.

OIL AND GAS ACREAGE (AT DECEMBER 31)												THOUSAND ACRES
	2014				2013				2012
	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe [A]	9,603	2,693	16,161	8,563	9,614	2,698	15,978	6,225	9,091	2,659	10,937	4,196
Asia	25,724	9,252	46,487	25,155	26,349	9,275	56,373	27,791	26,989	9,400	53,460	26,604
Oceania	1,657	433	71,941	25,992	1,659	466	74,055	29,811	1,703	467	70,575	26,469
Africa	5,174	2,232	39,297	26,409	5,217	2,245	37,811	24,553	5,428	2,299	45,315	30,916
North America – USA	1,635	1,131	6,133	5,047	1,901	1,213	8,432	6,613	1,837	1,176	8,878	6,990
North America – Canada	1,132	748	33,094	27,223	1,259	832	33,307	28,677	1,181	785	31,086	25,117
South America	100	52	8,637	4,081	162	89	15,116	7,210	162	76	17,242	9,668
Total	45,025	16,541	221,750	122,470	46,161	16,818	241,072	130,880	46,391	16,862	237,493	129,960

[A] Includes Greenland.

NUMBER OF PRODUCTIVE WELLS [A] (AT DECEMBER 31)
	2014				2013				2012
	Oil		Gas		Oil		Gas		Oil		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	1,269	333	1,311	410	1,315	349	1,295	411	1,431	425	1,266	398
Asia	7,529	2,643	353	198	8,187	2,578	340	192	7,392	2,345	248	118
Oceania	44	3	625	235	44	5	655	244	48	5	574	217
Africa	891	352	116	79	920	351	109	71	837	324	95	62
North America – USA	15,313	7,760	2,555	1,849	15,347	8,150	4,316	2,878	15,108	7,630	4,618	2,808
North America – Canada	325	320	1,125	878	337	331	1,238	949	460	393	1,165	880
South America	25	15	7	2	74	31	7	2	73	29	7	2
Total	25,396	11,426	6,092	3,651	26,224	11,795	7,960	4,747	25,349	11,151	7,973	4,485

[A] The number of productive wells with multiple completions (more than one formation producing into the same well bore) at December 31, 2014, was 1,815 gross (763 net); 2013: 2,200 gross (805 net); 2012: 1,918 gross (694 net).

NUMBER OF NET PRODUCTIVE WELLS AND DRY HOLES DRILLED
	2014			2013				2012
	Productive	Dry		Productive		Dry		Productive		Dry
Exploratory [A]
Europe	1	2		1		3		1		1
Asia	2	10		2		9		3		4
Oceania	–	1		–		1		–		1
Africa	4	4		6		3		3		7
North America – USA	53	89		173	[B]	33	[B]	127	[B]	11	[B]
North America – Canada	39	2		17	[C]	2		37		9
South America	–	1		–		5		–		1
Total	99	109	[D]	199		56		171		34
Development
Europe	8	1		6		2		9		–
Asia	243	9		218		6		255		4
Oceania	6	1		12		–		7		–
Africa	25	2		25		–		25		–
North America – USA	392	3		447		2		352		–
North America – Canada	22	–		57		1		49		2
South America	3	–		4		–		1		–
Total	699	16		769		11		698		6

[A] Productive wells are wells with proved reserves allocated. Exploratory wells in the process of drilling are excluded and presented separately on page 159.

[B] The number of net productive wells and dry holes drilled has been corrected from 175 and 34 respectively in 2013 and from 124 and 3 respectively in 2012.

[C] The number of net productive wells has been corrected from 16.

[D] Includes 50 net exploratory wells sold in North and South America.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	159
SHELL ANNUAL REPORT AND FORM 20-F 2014	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

NUMBER OF WELLS IN THE PROCESS OF EXPLORATORY DRILLING [A]	2014

	At January 1				Wells in the process of drilling at January 1 and allocated proved reserves during the year		Wells in the process of drilling at January 1 and determined as dry during the year		New wells in the process of drilling at December 31		At December 31
	Gross		Net		Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	27		9		(2)	(1)	(3)	(2)	5	2	27	8
Asia	105	[B]	65	[B]	(1)	(1)	(17)	(16)	35	15	122	63
Oceania	526		182	[C]	–	–	(1)	–	23	10	548	192
Africa	36		19		(9)	(6)	(4)	(2)	4	2	27	13
North America – USA	255	[D]	220	[D]	(51)	(36)	(116)	(103)	55	32	143	113
North America – Canada	231		211	[C]	(113)	(99)	(12)	(11)	81	69	187	170
South America	20	[B]	12	[B]	(2)	(1)	(5)	(2)	8	5	21	14
Total	1,200		718		(178)	(144)	(158)	(136)	211	135	1,075	573

[A] Wells in the process of drilling includes exploratory wells temporarily suspended.

[B] Corrected from 103 gross (63 net) for Asia and 16 gross (9 net) for South America.

[C] Amended from 186 and 210 for Oceania and Canada respectively to reflect Shell’s working interest effective from January 1, 2014.

[D] Gross reduced from 256 due to a correction and net reduced from 221 due to the combined effect of this correction and a change in Shell’s working interest effective from January 1, 2014.

NUMBER OF WELLS IN THE PROCESS OF DEVELOPMENT DRILLING [A]				2014
	At January 1		At December 31
	Gross	Net	Gross	Net
Europe	13	3	13	3
Asia	56	18	60	18
Oceania	27	10	19	9
Africa	9	5	10	5
North America – USA	175	102	47	37
North America – Canada	8	6	11	11
South America	8	6	–	–
Total	296	150	160	83

[A] In addition to the present activities mentioned above, Shell has ongoing activities related to the installation of water flood projects in Europe, Asia and Africa. Activities related to steam floods are in progress in Europe, Asia and North America, and gas compression is being installed in Europe and Asia.

160	FINANCIAL STATEMENTS AND SUPPLEMENTS
	PARENT COMPANY FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

REPORT ON THE PARENT COMPANY FINANCIAL STATEMENTS

Our opinion

In our opinion the Parent Company Financial Statements of Royal Dutch Shell plc (the Company):

■	give a true and fair view of the state of the Company’s affairs as at December 31, 2014, and of its income and cash flows for the year then ended;
■	have been properly prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union; and
■	have been prepared in accordance with the requirements of the Companies Act 2006.

Separate opinion in relation to IFRS as issued by the International Accounting Standards Board (IASB)

As explained in Note 1 to the Parent Company Financial Statements, the Company, in addition to complying with its legal obligation to apply IFRS as adopted by the European Union, has also applied IFRS as issued by IASB.

In our opinion, the Parent Company Financial Statements comply with IFRS as issued by the IASB.

What we have audited

The Parent Company Financial Statements comprise:

■	the Parent Company Statement of Income and Parent Company Statement of Comprehensive Income for the year ended December 31, 2014;
■	the Parent Company Balance Sheet as at December 31, 2014;
■	the Parent Company Statement of Changes in Equity for the year ended December 31, 2014;
■	the Parent Company Statement of Cash Flows for the year ended December 31, 2014; and
■	the Notes to the Parent Company Financial Statements, which include a summary of significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Annual Report and Form 20-F (the Annual Report), rather than in the Parent Company Financial Statements. These are cross-referenced from the Parent Company Financial Statements and are identified as audited.

The financial reporting framework that has been applied in the preparation of the Parent Company Financial Statements is applicable law and IFRS as adopted by the European Union.

OTHER REQUIRED REPORTING

Consistency of other information

COMPANIES ACT 2006 OPINION

In our opinion, the information given in the Strategic Report and the Directors’ Report for the financial year for which the Parent Company Financial Statements are prepared is consistent with the Parent Company Financial Statements.

ISAS (UK AND IRELAND) REPORTING

Under International Standards on Auditing (UK and Ireland) (ISAs (UK and Ireland)) we are required to report to you if, in our opinion, information in the Annual Report is:

■	materially inconsistent with the information in the audited Parent Company Financial Statements; or
■	apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Company acquired in the course of performing our audit; or
■	otherwise misleading.

We have no exceptions to report arising from this responsibility.

Adequacy of accounting records and information and explanations received

Under the Companies Act 2006 we are required to report to you if, in our opinion:

■	we have not received all the information and explanations we require for our audit; or
■	adequate accounting records have not been kept by the Company, or returns adequate for our audit have not been received from branches not visited by us; or
■	the Parent Company Financial Statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Directors’ remuneration

DIRECTORS’ REMUNERATION REPORT – COMPANIES ACT 2006 OPINION

In our opinion, the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

OTHER COMPANIES ACT 2006 REPORTING

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of Directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

RESPONSIBILITIES FOR THE PARENT COMPANY FINANCIAL STATEMENTS AND THE AUDIT

Our responsibilities and those of the Directors

As explained more fully in the Directors’ Responsibilities Statement set out on pages 62 and 63, the Directors are responsible for the preparation of the Parent Company Financial Statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the Parent Company Financial Statements in accordance with applicable law and ISAs (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	161
SHELL ANNUAL REPORT AND FORM 20-F 2014	PARENT COMPANY FINANCIAL STATEMENTS

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

What an audit of financial statements involves

We conducted our audit in accordance with ISAs (UK and Ireland). An audit involves obtaining evidence about the amounts and disclosures in the Parent Company Financial Statements sufficient to give reasonable assurance that the Parent Company Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

■	whether the accounting policies are appropriate to the Company’s circumstances and have been consistently applied and adequately disclosed;
■	the reasonableness of significant accounting estimates made by the Directors; and
■	the overall presentation of the Parent Company Financial Statements.

We primarily focus our work in these areas by assessing the Directors’ judgements against available evidence, forming our own judgements and evaluating the disclosures in the Parent Company Financial Statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

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

OTHER MATTER

We have reported separately on the Consolidated Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2014.

Ross Hunter (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London, United Kingdom

March 11, 2015

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2014 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2014.

162	FINANCIAL STATEMENTS AND SUPPLEMENTS
	PARENT COMPANY FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

PARENT COMPANY FINANCIAL STATEMENTS

The Parent Company Financial Statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

163	Statement of Income
163	Statement of Comprehensive Income
163	Balance Sheet
164	Statement of Changes in Equity
164	Statement of Cash Flows
165	Notes to the Parent Company Financial Statements
165	Note 1 Basis of preparation
165	Note 2 Accounting policies
166	Note 3 Finance income and expense
166	Note 4 Investments in subsidiaries
166	Note 5 Accounts receivable
166	Note 6 Cash and cash equivalents
166	Note 7 Accounts payable and accrued liabilities
167	Note 8 Taxation
167	Note 9 Financial instruments
167	Note 10 Share capital
169	Note 11 Other reserves
169	Note 12 Dividends
169	Note 13 Legal proceedings and other contingencies
169	Note 14 Directors and Senior Management
169	Note 15 Related parties
170	Note 16 Auditor’s remuneration

	FINANCIAL STATEMENTS AND SUPPLEMENTS	163
SHELL ANNUAL REPORT AND FORM 20-F 2014	PARENT COMPANY FINANCIAL STATEMENTS

STATEMENT OF INCOME			$ MILLION
	NOTES	2014	2013
Dividend income		18,031	13,693
Finance income	3	49	620
Administrative expenses		(57)	(73)
Finance expense	3	(1,956)	(19)
Income before taxation		16,067	14,221
Taxation	8	12	28
Income for the period		16,079	14,249

STATEMENT OF COMPREHENSIVE INCOME			$ MILLION
		2014	2013
Income for the period		16,079	14,249
Comprehensive income for the period		16,079	14,249

BALANCE SHEET			$ MILLION
	NOTES	Dec 31, 2014	Dec 31, 2013
Assets
Non-current assets
Investments in subsidiaries	4	202,791	202,458
Deferred tax	8	493	565
		203,284	203,023
Current assets
Accounts receivable	5	20,652	15,032
Cash and cash equivalents	6	168	215
		20,820	15,247
Total assets		224,104	218,270
Liabilities
Non-current liabilities
Accounts payable and accrued liabilities	7	260	15
		260	15
Current liabilities
Accounts payable and accrued liabilities	7	2,856	1,632
		2,856	1,632
Total liabilities		3,116	1,647
Equity
Share capital	10	540	542
Other reserves	11	201,745	201,898
Retained earnings		18,703	14,183
Total equity		220,988	216,623
Total liabilities and equity		224,104	218,270

Signed on behalf of the Board /s/ Simon Henry
Simon Henry
Chief Financial Officer
March 11, 2015

164	FINANCIAL STATEMENTS AND SUPPLEMENTS
	PARENT COMPANY FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

STATEMENT OF CHANGES IN EQUITY	$ MILLION

	NOTES	Share capital	Other reserves	Retained earnings	Total equity
At January 1, 2014		542	201,898	14,183	216,623
Comprehensive income for the period		–	–	16,079	16,079
Dividends paid	12	–	–	(11,843)	(11,843)
Scrip dividends	12	6	(6)	2,399	2,399
Repurchases of shares	11	(8)	8	(2,787)	(2,787)
Share-based compensation	11	–	(155)	672	517
At December 31, 2014		540	201,745	18,703	220,988
At January 1, 2013		542	202,052	12,254	214,848
Comprehensive income for the period		–	–	14,249	14,249
Dividends paid	12	–	–	(11,338)	(11,338)
Scrip dividends	12	12	(12)	4,140	4,140
Repurchases of shares	11	(12)	12	(5,757)	(5,757)
Share-based compensation	11	–	(154)	635	481
At December 31, 2013		542	201,898	14,183	216,623

STATEMENT OF CASH FLOWS	$ MILLION

	NOTES	2014	2013
Cash flow from operating activities
Income for the period		16,079	14,249
Adjustment for:
Dividend income		(18,031)	(13,693)
Taxation		(12)	(28)
Interest income		(7)	(2)
Interest expense		14	19
Share-based compensation		27	27
Increase in working capital		(3,771)	(2,472)
Net cash used in operating activities		(5,701)	(1,900)
Cash flow from investing activities
Dividends received		18,031	13,693
Interest received		7	2
Share-based compensation		402	517
Net cash from investing activities		18,440	14,212
Cash flow from financing activities
Cash dividends paid	12	(9,444)	(7,198)
Repurchases of shares		(3,328)	(5,000)
Interest paid		(14)	(19)
Net cash used in financing activities		(12,786)	(12,217)
(Decrease)/increase in cash and cash equivalents		(47)	95
Cash and cash equivalents at January 1		215	120
Cash and cash equivalents at December 31	6	168	215

	FINANCIAL STATEMENTS AND SUPPLEMENTS	165
SHELL ANNUAL REPORT AND FORM 20-F 2014	PARENT COMPANY FINANCIAL STATEMENTS

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The Financial Statements of Royal Dutch Shell plc (the Company) have been prepared in accordance with the provisions of the Companies Act 2006 and with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to the Company, there are no material differences from IFRS as issued by the International Accounting Standards Board (IASB); therefore, the Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

As described in the accounting policies in Note 2, the Financial Statements have been prepared under the historical cost convention except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods presented.

The Financial Statements were approved and authorised for issue by the Board of Directors on March 11, 2015.

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results may differ from these estimates.

The financial results of the Company are included in the Consolidated Financial Statements on pages 106-141. The financial results of the Company incorporate the results of the Dividend Access Trust (the Trust), the financial statements for which are presented on pages 174-178.

The Company’s principal activity is being the parent company for Shell, as described in Note 1 to the Consolidated Financial Statements.

2 ACCOUNTING POLICIES

Except for the following accounting policies that specifically relate to the Company, the Company’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements.

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

Dividend income

Interim dividends are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport or of Shell Petroleum, in which case income is recognised on the date at which receipt is deemed virtually certain.

Share-based compensation plans

The fair value of share-based compensation for equity-settled plans granted to employees of subsidiaries under the Company’s plans is recognised as an investment in subsidiaries from the date of grant over the vesting period with a corresponding increase in equity. The change in the fair value of share-based compensation for cash-settled plans relating to employees of subsidiaries is recognised as an investment in subsidiaries with a corresponding change in liabilities. In the year of vesting of a plan, the costs for the actual deliveries are charged to the relevant employing subsidiaries. This is recognised as a realisation of the investment originally booked. If the actual vesting costs are higher than the cumulatively recognised share-based compensation charge, the difference is recognised in income.

Refer to Note 21 to the Consolidated Financial Statements for information on the Company’s principal plan.

Taxation

The Company is tax-resident in the Netherlands. For the assessment of corporate income tax in the Netherlands, the Company and certain of its subsidiaries form a fiscal unit, in respect of which the Company recognises any current tax receivable or payable (or deferred tax asset or liability) for the fiscal unit as a whole.

The Company’s tax charge or credit recognised in income is calculated at the statutory tax rate prevailing in the Netherlands.

166	FINANCIAL STATEMENTS AND SUPPLEMENTS
	PARENT COMPANY FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

3 FINANCE INCOME AND EXPENSE

		$ MILLION
	2014	2013
Finance income
Interest income	7	2
Other income	42	–
Foreign exchange gains	–	618
Total	49	620
Finance expense
Interest expense	(14)	(19)
Foreign exchange losses	(1,942)	–
Total	(1,956)	(19)

4 INVESTMENTS IN SUBSIDIARIES

		$ MILLION
	2014	2013
At January 1	202,458	202,490
Share-based compensation	753	520
Recovery of vested share-based compensation	(420)	(552)
At December 31	202,791	202,458

5 ACCOUNTS RECEIVABLE

		$ MILLION
	Dec 31, 2014	Dec 31, 2013
Amounts due from subsidiaries (see Note 15)	20,652	15,027
Other receivables	–	5
Total	20,652	15,032

6 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise call deposits in euros, sterling and dollars with Shell Treasury Centre Limited, a subsidiary. The Company earned interest on these balances of less than $1 million in 2014 (2013: less than $1 million).

7 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

				$ MILLION
	Dec 31, 2014		Dec 31, 2013
	Current	Non-current	Current	Non-current
Amounts due to subsidiaries (see Note 15)	2,179	–	497	–
Withholding tax payable	249	–	121	–
Accruals and other liabilities	426	260	1,012	15
Unclaimed dividends	2	–	2	–
Total	2,856	260	1,632	15

Accruals and other liabilities principally comprise commitments for share repurchases undertaken on the Company’s behalf under irrevocable, non-discretionary arrangements and liabilities in respect of cash-settled share-based compensation.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	167
SHELL ANNUAL REPORT AND FORM 20-F 2014	PARENT COMPANY FINANCIAL STATEMENTS

8 TAXATION

TAXATION CREDIT			$ MILLION
	2014		2013
Current taxation
Credit in respect of current period	–		(13)
Total	–		(13)
Deferred taxation
Relating to the origination and reversal of temporary differences Adjustment in respect of prior periods	(6 (6	) )	(19 4)
Total	(12)		(15)
Total taxation credit	(12)		(28)

RECONCILIATION OF APPLICABLE TAX CHARGE AT STATUTORY RATE TO TAXATION CREDIT		$ MILLION
	2014	2013
Income before taxation	16,067	14,221
Applicable tax charge at the statutory tax rate of 25.0% (2013: 25.0%)	4,017	3,555
Adjustments in respect of prior periods	(6)	4
Tax effects of:
Income not subject to tax	(4,038)	(3,582)
Expenses not deductible for tax purposes	7	8
Other reconciling items	8	(13)
Taxation credit	(12)	(28)

Taxes payable are reported within accounts payable and accrued liabilities (see Note 7).

DEFERRED TAX ASSETS		$ MILLION
	2014	2013
At January 1	565	351
Recognised in income	12	15
Other movements	(84)	199
At December 31	493	565

Deferred tax assets are principally recognised in respect of tax losses, which are available for relief against future taxable profits for up to nine years from the year in which the losses were incurred.

9 FINANCIAL INSTRUMENTS

Financial assets and liabilities in the Company’s Balance Sheet comprise cash and cash equivalents (see Note 6), accounts receivable (see Note 5) and certain amounts reported within accounts payable and accrued liabilities (see Note 7).

Foreign currency derivatives are used by the Company to manage foreign exchange risk. Foreign exchange risk arises when certain transactions are denominated in a currency that is not the Company’s functional currency. There were no derivative financial instruments held at December 31, 2014 or 2013.

The fair value of financial assets and liabilities at December 31, 2014 and 2013 approximates their carrying amount.

Information on financial risk management is presented in Note 19 to the Consolidated Financial Statements.

10 SHARE CAPITAL

ISSUED AND FULLY PAID			NUMBER OF SHARES
	Ordinary shares of €0.07 each		Sterling deferred shares of £1 each
	A	B
At January 1, 2014	3,898,011,213	2,472,839,187	50,000
Scrip dividends	64,568,758	–	–
Repurchases of shares	(55,277,578)	(32,428,573)	–
At December 31, 2014	3,907,302,393	2,440,410,614	50,000
At January 1, 2013	3,772,388,687	2,617,715,189	50,000
Scrip dividends	125,622,526	–	–
Repurchases of shares	–	(144,876,002)	–
At December 31, 2013	3,898,011,213	2,472,839,187	50,000

168	FINANCIAL STATEMENTS AND SUPPLEMENTS
	PARENT COMPANY FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 10 continued]

NOMINAL VALUE			$ MILLION
	Ordinary shares of €0.07 each
	A	B	Total
At January 1, 2014	333	209	542
Scrip dividends	6	–	6
Repurchases of shares	(5)	(3)	(8)
At December 31, 2014	334	206	540
At January 1, 2013	321	221	542
Scrip dividends	12	–	12
Repurchases of shares	–	(12)	(12)
At December 31, 2013	333	209	542

The total nominal value of sterling deferred shares is less than $1 million.

A and B shares repurchased in 2014 and 2013 under the Company’s share buyback programme were all cancelled.

At the Company’s Annual General Meeting (AGM) on May 20, 2014, the Board was authorised to allot ordinary shares in the Company and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 20, 2015, and the end of the AGM to be held in 2015, unless previously renewed, revoked or varied by the Company in a general meeting.

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

For information on the number of shares in the Company held by Shell employee share ownership trusts and trust-like entities to meet delivery commitments under employee share plans, refer to Note 21 to the Consolidated Financial Statements.

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

	FINANCIAL STATEMENTS AND SUPPLEMENTS	169
SHELL ANNUAL REPORT AND FORM 20-F 2014	PARENT COMPANY FINANCIAL STATEMENTS

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

11 OTHER RESERVES

					$ MILLION
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Total
At January 1, 2014	200,344	154	75	1,325	201,898
Scrip dividends	(6)	–	–	–	(6)
Repurchases of shares	–	–	8	–	8
Share-based compensation	–	–	–	(155)	(155)
At December 31, 2014	200,338	154	83	1,170	201,745
At January 1, 2013	200,356	154	63	1,479	202,052
Scrip dividends	(12)	–	–	–	(12)
Repurchases of shares	–	–	12	–	12
Share-based compensation	–	–	–	(154)	(154)
At December 31, 2013	200,344	154	75	1,325	201,898

The merger reserve was established as a consequence of the Company becoming the single parent company of Royal Dutch and Shell Transport and represented the difference between the cost of the investment in those companies and the nominal value of shares issued in exchange for those investments as required by the prevailing legislation at that time, section 131 of the Companies Act 1985.

On January 6, 2006, loan notes were converted into 4,827,974 A shares. The difference between the carrying value of the loan notes and the nominal value of the new shares issued was credited to the share premium reserve. The capital redemption reserve was established in connection with repurchases of shares of the Company. The share plan reserve represents the fair value of share-based compensation granted to employees of subsidiaries under the Company’s equity-settled plans.

12 DIVIDENDS

Refer to Note 23 to the Consolidated Financial Statements.

13 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

Refer to Note 25 to the Consolidated Financial Statements.

14 DIRECTORS AND SENIOR MANAGEMENT

Refer to Note 27 to the Consolidated Financial Statements for the remuneration of Directors of the Company. In 2014, the Company recognised $25 million (2013: $30 million) in administrative expenses for the compensation of Directors and Senior Management.

15 RELATED PARTIES

Information about significant subsidiaries at December 31, 2014, is set out in Exhibit 8. The Company has no direct interest in incorporated joint arrangements and associates. A complete list of investments in subsidiaries, incorporated joint arrangements and associates will be attached to the Company’s annual return made to the Registrar of Companies.

				$ MILLION
	Amounts due from subsidiaries (See Note 5)		Amounts due to subsidiaries (See Note 7)
	2014	2013	2014	2013
Shell Petroleum	20,650	14,800	455	497
Shell Treasury Luxembourg Sarl	–	227	1,724	–
Shell International Finance B.V.	2	–	–	–
Total	20,652	15,027	2,179	497

The amount due from Shell Petroleum, which is denominated in dollars, is repayable on demand. Interest is calculated at US LIBOR less 0.125% and interest income in 2014 was less than $1 million (2013: $1 million).

170	FINANCIAL STATEMENTS AND SUPPLEMENTS
	PARENT COMPANY FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 15 continued]

The net amount due to (2013: due from) Shell Treasury Luxembourg Sarl at December 31, 2014, comprises an interest-bearing receivable of €15,537 million (2013: €11,014 million) and an interest-bearing payable of $20,610 million (2013: $14,939 million). Interest on euro balances is calculated at EONIA less 0.1% (2013: EONIA less 0.125%) and on dollar balances at US LIBOR (2013: US LIBOR). Net interest expense on these balances in 2014 was $7 million (2013: $18 million).

Other transactions and balances

The Company enters into forward and spot foreign currency contracts with Treasury companies, which are subsidiaries. There were no open foreign currency contracts at December 31, 2014 or 2013.

The Company settles general and administrative expenses of the Trust, including the auditor’s remuneration.

The Company has guaranteed contractual payments totalling $34,826 million at December  31, 2014 (2013: $35,230 million), and related interest in respect of listed debt issued by Shell International Finance B.V.

16  AUDITOR’S REMUNERATION

Refer to Note 28 to the Consolidated Financial Statements.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	171
SHELL ANNUAL REPORT AND FORM 20-F 2014	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

REPORT ON THE FINANCIAL STATEMENTS

Our opinion

In our opinion the Financial Statements of the Royal Dutch Shell Dividend Access Trust (the Trust):

■	give a true and fair view of the state of the Trust’s affairs as at December 31, 2014, and of its income and cash flows for the year then ended; and
■	have been properly prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

Separate opinion in relation to IFRS as issued by the International Accounting Standards Board (IASB)

As explained in Note 2 to the Royal Dutch Shell Dividend Access Trust Financial Statements, the Trust, in addition to complying with its legal obligation to apply IFRS as adopted by the European Union, has also applied IFRS as issued by the IASB.

In our opinion the Royal Dutch Shell Dividend Access Trust Financial Statements comply with IFRS as issued by the IASB.

What we have audited

The Royal Dutch Shell Dividend Access Trust Financial Statements comprise:

■	the Royal Dutch Shell Dividend Access Trust Statement of Income and the Royal Dutch Shell Dividend Access Trust Statement of Comprehensive Income for the year ended December 31, 2014;
■	the Royal Dutch Shell Dividend Access Trust Balance Sheet as at December 31, 2014;
■	the Royal Dutch Shell Dividend Access Trust Statement of Changes in Equity for the year ended December 31, 2014;
■	the Royal Dutch Shell Dividend Access Trust Statement of Cash Flows for the year ended December 31, 2014; and
■	the Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements, which include a summary of significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Royal Dutch Shell plc Annual Report and Form 20-F (the Annual Report), rather than in the Royal Dutch Shell Dividend Access Trust Financial Statements. These are cross-referenced from the Royal Dutch Shell Dividend Access Trust Financial Statements and are identified as audited.

The financial reporting framework that has been applied in the preparation of the Royal Dutch Shell Dividend Access Trust Financial Statements is applicable law and IFRS as adopted by the European Union.

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

We primarily focus our work in these areas by assessing the Trustee’s judgements against available evidence, forming our own judgements and evaluating the disclosures in the Royal Dutch Shell Dividend Access Trust Financial Statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

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

172	FINANCIAL STATEMENTS AND SUPPLEMENTS
	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

This report, including the opinions, has been prepared for and only for the Trustee as a body and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers CI LLP

Chartered Accountants

Jersey, Channel Islands

March 11, 2015

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2014 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2014.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	173
SHELL ANNUAL REPORT AND FORM 20-F 2014	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST AND THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC

Our opinion

In our opinion, the accompanying Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows, and the related Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements present fairly, in all material respects, the financial position of the Royal Dutch Shell Dividend Access Trust (the Trust) at December 31, 2014 and December 31, 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trustee and the management of Royal Dutch Shell plc are responsible for these Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Trustee’s and Management’s Report on Internal Control over Financial Reporting of the Royal Dutch Shell Dividend Access Trust set out on page 71. Our responsibility is to express opinions on these Financial Statements and on the Trust’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers CI LLP

Jersey, Channel Islands

March 11, 2015

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2014 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2014.

174	FINANCIAL STATEMENTS AND SUPPLEMENTS
	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

175	Statement of Income
175	Statement of Comprehensive Income
175	Balance Sheet
176	Statement of Changes in Equity
176	Statement of Cash Flows
177	Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements
177	Note 1 The Trust
177	Note 2 Basis of preparation
177	Note 3 Accounting policies
177	Note 4 Other liabilities
177	Note 5 Capital account
177	Note 6 Distributions made
177	Note 7 Financial instruments
178	Note 8 Related parties
178	Note 9 Auditor’s remuneration

	FINANCIAL STATEMENTS AND SUPPLEMENTS	175
SHELL ANNUAL REPORT AND FORM 20-F 2014	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

STATEMENT OF INCOME	£ MILLION

	2014	2013	2012
Dividend income	2,470	2,361	2,383
Income before and after taxation and for the period	2,470	2,361	2,383

STATEMENT OF COMPREHENSIVE INCOME	£ MILLION

	2014	2013	2012
Income for the period	2,470	2,361	2,383
Comprehensive income for the period	2,470	2,361	2,383

BALANCE SHEET	£ MILLION

	NOTES	Dec 31, 2014	Dec 31, 2013
Assets
Current assets
Cash and cash equivalents		1	1
Total assets		1	1
Liabilities
Current liabilities
Other liabilities	4	1	1
Total liabilities		1	1
Equity
Capital account	5	–	–
Revenue account		–	–
Total equity		–	–
Total liabilities and equity		1	1

Signed on behalf of Computershare Trustees (Jersey) Limited as Trustee of the Royal Dutch Shell Dividend Access Trust /s/ Lisa Knowles	/s/ Martin Fish
Lisa Knowles	Martin Fish
March 11, 2015

176	FINANCIAL STATEMENTS AND SUPPLEMENTS
	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

STATEMENT OF CHANGES IN EQUITY				£ MILLION
	NOTES	Capital account	Revenue account	Total equity
At January 1, 2014		–	–	–
Comprehensive income for the period		–	2,470	2,470
Distributions made	6	–	(2,470)	(2,470)
At December 31, 2014		–	–	–
At January 1, 2013		–	–	–
Comprehensive income for the period		–	2,361	2,361
Distributions made	6	–	(2,361)	(2,361)
At December 31, 2013		–	–	–
At January 1, 2012		–	–	–
Comprehensive income for the period		–	2,383	2,383
Distributions made	6	–	(2,383)	(2,383)
At December 31, 2012		–	–	–

STATEMENT OF CASH FLOWS			£ MILLION
	2014	2013	2012
Cash flow from operating activities
Income for the period	2,470	2,361	2,383
Adjustment for:
Dividends received	(2,470)	(2,361)	(2,383)
Net cash from operating activities	–	–	–
Cash flow from investing activities
Dividends received	2,470	2,361	2,383
Net cash from investing activities	2,470	2,361	2,383
Cash flow from financing activities
Distributions made	(2,470)	(2,361)	(2,383)
Net cash used in financing activities	(2,470)	(2,361)	(2,383)
Change in cash and cash equivalents	–	–	–
Cash and cash equivalents at January 1	1	1	1
Cash and cash equivalents at December 31	1	1	1

	FINANCIAL STATEMENTS AND SUPPLEMENTS	177
SHELL ANNUAL REPORT AND FORM 20-F 2014	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

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

The primary purposes of the Trust are to receive, on behalf of the B shareholders of the Company and in accordance with their respective holdings of B shares in the Company, any amounts paid by way of dividend on the dividend access share and to pay such amounts to the B shareholders on the same pro-rata basis.

The Trust shall not endure for a period in excess of 80 years from May 19, 2005, being the date on which the Trust Deed was executed.

2 BASIS OF PREPARATION

The Financial Statements of the Trust have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to the Trust, there are no material differences from IFRS as issued by the International Accounting Standards Board (IASB), therefore, the Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

As described in the accounting policies in Note 3, the Financial Statements have been prepared under the historical cost convention. Those accounting policies have been applied consistently in all periods presented.

The Financial Statements were approved and authorised for issue by the Trustee on March 11, 2015.

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Trust’s accounting policies. Actual results may differ from these estimates. The financial results of the Trust are included in the Consolidated and Parent Company Financial Statements on pages 106-141 and pages 162-170 respectively.

3 ACCOUNTING POLICIES

Except for the following accounting policies that relate specifically to the Trust, the Trust’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements.

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

Taxation

The Trust is not subject to taxation.

4 OTHER LIABILITIES

Other liabilities consist of £1,497,815 (2013: £1,333,658) relating to unclaimed dividends, including any dividend cheque payments that have expired or have been returned unpresented.

5 CAPITAL ACCOUNT

The capital account is represented by the dividend access share of 25 pence settled in the Trust by Shell Transport, which also represents an asset in the Trust. This is classified as equity in the balance sheet.

6 DISTRIBUTIONS MADE

Distributions are made to the B shareholders of the Company in accordance with the Trust Deed. Refer to Note 23 to the Consolidated Financial Statements for information about dividends per share. Cumulative unclaimed dividends as at December 31, 2014, amounted to £1,497,815 (2013: £1,333,658). Amounts are recorded as distributed once a wire transfer or cheque is issued. All cheques are valid for one year from the date of issue. Any wire transfers that are not completed are replaced by cheques. To the extent that cheques expire or are returned unpresented, the Trust records a liability for unclaimed dividends and a corresponding amount of cash.

7 FINANCIAL INSTRUMENTS

Financial risk management is carried out by the Trustee and the Company to ensure that relevant policies and procedures are in place to minimise risk.

178	FINANCIAL STATEMENTS AND SUPPLEMENTS
	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2014

[Note 7 continued]

The Trust, in its normal course of business, is not subject to significant market risk, credit risk or liquidity risk. The Trustee does not consider that any foreign exchange exposures will materially affect the operations of the Trust.

The fair value of financial assets and liabilities at December 31, 2014 and 2013 approximates their carrying amount.

8 RELATED PARTIES

The Trust received dividend income of £2,470 million (2013: £2,361 million; 2012: £2,383 million) in respect of the dividend access share. The Trust made distributions of £2,470 million (2013: £2,361 million; 2012: £2,383 million) to the B shareholders of the Company.

The Company pays the general and administrative expenses of the Trust, including the auditor’s remuneration.

9 AUDITOR’S REMUNERATION

Auditor’s remuneration for 2014 audit services was £33,750 (2013: £33,750; 2012: £33,750).

	ADDITIONAL INFORMATION	179
SHELL ANNUAL REPORT AND FORM 20-F 2014	SHAREHOLDER INFORMATION

ADDITIONAL INFORMATION

SHAREHOLDER INFORMATION

Royal Dutch Shell plc (the Company) was incorporated in England and Wales on February 5, 2002, as a private company under the Companies Act 1985, as amended. On October 27, 2004, the Company was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell plc. The Company is registered at Companies House, Cardiff, under company number 4366849, and at the Chamber of Commerce, The Hague, under company number 34179503. The business address for the Directors and Senior Management is: Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands.

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

[A] At February 17, 2015, there were outstanding 439,365,883 A ADSs and 166,317,323 B ADSs, representing 22% and 13% of the respective share capital class, held by 6,556 and 873 holders of record with an address in the USA, respectively. In addition to holders of ADSs, as at February 17, 2015, there were 72,688 A shares and 695,727 B shares of €0.07 each representing 0.002% and 0.029% of the respective share capital class, held by 105 and 842 holders of record registered with an address in the USA respectively.

LISTING INFORMATION
	A shares	B shares
Ticker symbol London	RDSA	RDSB
Ticker symbol Amsterdam	RDSA	RDSB
Ticker symbol New York (ADS [A])	RDS.A	RDS.B
ISIN Code	GB00B03MLX29	GB00B03MM408
CUSIP	G7690A100	G7690A118
SEDOL Number London	B03MLX2	B03MM40
SEDOL Number Euronext	B09CBL4	B09CBN6
Weighting on FTSE as at 31/12/14	5.08%	3.28%
Weighting on AEX as at 31/12/14	14.71%	not included

[A] Each A ADS represents two A shares of €0.07 each and each B ADS represents two B shares of €0.07 each.

SHARE CAPITAL

The issued and fully paid share capital of the Company as at February 17, 2015, was as follows:

SHARE CAPITAL
	Issued and fully paid
	Number	Nominal value
Ordinary shares of €0.07 each
A shares	3,894,584,881	€272,620,942
B shares	2,440,410,614	€170,828,743
Sterling deferred shares of £1 each	50,000	£50,000

The Directors may only allot new ordinary shares if they have authority from shareholders to do so. The Company seeks to renew this authority annually at its Annual General Meeting (AGM). Under the resolution passed at the Company’s 2014 AGM, the Directors were granted authority to allot ordinary shares up to an aggregate nominal amount equivalent to approximately one-third of the issued ordinary share capital of the Company (in line with the guidelines issued by institutional investors).

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

As at December 31, 2014, trusts and trust-like entities holding shares for the benefit of employee share plans of Shell held (directly and indirectly) 52.7 million shares of the Company with an aggregate market value of $1,777 million and an aggregate nominal value of €3.7 million.

180	ADDITIONAL INFORMATION
	SHAREHOLDER INFORMATION	SHELL ANNUAL REPORT AND FORM 20-F 2014

SHAREHOLDER INFORMATION CONTINUED

SIGNIFICANT SHAREHOLDINGS

The Company’s A and B shares have identical voting rights, and accordingly the Company’s major shareholders do not have different voting rights.

Significant direct shareholdings

As at February 17, 2015, direct holdings of 3% or more of either class of the Company’s shares held by registered members representing the interests of underlying investors is given below.

DIRECT SHAREHOLDINGS
	A shares		B shares		Total
	Number	%	Number	%	Number	%
BNY (Nominees) Limited	704,621,530	18.09	320,698,288	13.14	1,025,319,818	16.19
Chase Nominees Limited	45,999,727	1.18	159,215,995	6.52	205,215,722	3.24
Euroclear Nederland	1,680,524,979	43.15	13,753,435	0.56	1,694,278,414	26.75
Lynchwood Nominees Limited (2006420)	34,374,601	0.88	103,730,090	4.25	138,104,691	2.18
State Street Nominees Limited (OM02)	95,009,879	2.44	107,174,920	4.39	202,184,799	3.19
State Street Nominees Limited (OM04)	59,716,534	1.53	125,815,712	5.16	185,532,246	2.93

Significant indirect shareholdings

As at February 17, 2015, interests of investors with 3% or more of either class of the Company’s shares is given below.

INDIRECT SHAREHOLDINGS
	A shares		B shares		Total
	Number	%	Number	%	Number	%
BlackRock, Inc.	265,897,706	6.83	194,802,203	7.98	460,699,909	7.27
The Capital Group Companies, Inc.	66,318,448	1.70	188,647,986	7.73	254,966,434	4.02

NOTIFICATION OF MAJOR SHAREHOLDINGS

During the year ended December 31, 2014, the Company was notified by the following investor of its interests in the Company’s shares pursuant to Disclosure and Transparency Rule 5.

INVESTOR
	Date of notification	A shares		B shares		Total
		Number	%	Number	%	Number	%
The Capital Group Companies, Inc.	August 18, 2014	63,793,188	1.62	191,671,894	7.85	255,465,082	4.00
The Capital Group Companies, Inc.	October 1, 2014	63,802,898	1.62	188,028,184	7.70	251,831,082	3.95
The Capital Group Companies, Inc.	November 12, 2014	64,538,348	1.65	189,544,083	7.77	254,082,431	4.00
The Capital Group Companies, Inc.	November 15, 2014	63,408,815	1.62	189,534,684	7.77	252,943,499	3.98

The Company received the following notification pursuant to Disclosure and Transparency Rule 5 in the period from December 31, 2014, to February 17, 2015 (being a date not more than one month prior to the date of the Company’s Notice of Annual General Meeting).

INVESTOR
	Date of notification	A shares		B shares		Total
		Number	%	Number	%	Number	%
The Capital Group Companies, Inc.	January 13, 2015	66,253,448	1.70	187,698,386	7.69	253,951,834	4.00

	ADDITIONAL INFORMATION	181
SHELL ANNUAL REPORT AND FORM 20-F 2014	SHAREHOLDER INFORMATION

DIVIDENDS

The following tables show the dividends on each class of share and each class of ADS for the years 2010-2014.

A AND B SHARES					$
	2014	2013	2012	2011	2010
Q1	0.47	0.45	0.43	0.42	0.42
Q2	0.47	0.45	0.43	0.42	0.42
Q3	0.47	0.45	0.43	0.42	0.42
Q4	0.47	0.45	0.43	0.42	0.42
Total announced in respect of the year	1.88	1.80	1.72	1.68	1.68

A SHARES					€ [A]
	2014	2013	2012	2011	2010
Q1	0.35	0.34	0.35	0.29	0.32
Q2	0.36	0.34	0.34	0.29	0.32
Q3	0.38	0.33	0.33	0.32	0.31
Q4	0.43	0.32	0.33	0.32	0.30
Total announced in respect of the year	1.53	1.34	1.35	1.22	1.25
Amount paid during the year	1.42	1.34	1.34	1.20	1.25
[A] Euro equivalent, rounded to the nearest euro cent.

B SHARES				PENCE [A]
	2014	2013	2012	2011	2010
Q1	28.03	28.99	27.92	25.71	27.37
Q2	29.09	28.67	27.08	25.77	26.89
Q3	30.16	27.51	26.86	27.11	26.72
Q4	31.20	26.88	28.79	26.74	25.82
Total announced in respect of the year	118.48	112.05	110.65	105.33	106.80
Amount paid during the year	114.16	113.96	108.60	104.41	107.34
[A] Sterling equivalent.

A AND B ADSs					$
	2014	2013	2012	2011	2010
Q1	0.94	0.90	0.86	0.84	0.84
Q2	0.94	0.90	0.86	0.84	0.84
Q3	0.94	0.90	0.86	0.84	0.84
Q4	0.94	0.90	0.86	0.84	0.84
Total announced in respect of the year	3.76	3.60	3.44	3.36	3.36
Amount paid during the year	3.72	3.56	3.42	3.36	3.36

182	ADDITIONAL INFORMATION
	SHAREHOLDER INFORMATION	SHELL ANNUAL REPORT AND FORM 20-F 2014

SHAREHOLDER INFORMATION CONTINUED

HIGH, LOW AND YEAR-END SHARE PRICES

The following tables show the high, low and year-end prices, taken directly from the respective securities exchange, of the Company’s registered ordinary shares:

■	of €0.07 nominal value on the London Stock Exchange;
■	of €0.07 nominal value on Euronext Amsterdam; and
■	in the form of ADSs on the New York Stock Exchange (ADSs do not have a nominal value).

ANNUAL SHARE PRICES
	Euronext Amsterdam A shares			New York Stock Exchange A ADSs
	High €	Low €	Year-end €	High $	Low $	Year-end $
2010	25.28	19.53	24.73	68.54	49.16	66.78
2011	28.40	20.12	28.15	77.96	57.97	73.09
2012	29.18	24.30	25.98	74.51	60.62	68.95
2013	27.06	23.40	25.91	73.00	62.65	71.27
2014	31.13	24.30	27.66	83.42	60.84	66.95
	London Stock Exchange B shares			New York Stock Exchange B ADSs
	High pence	Low pence	Year-end pence	High $	Low $	Year-end $
2010	2,149	1,550	2,115	68.32	47.12	66.67
2011	2,476	1,768	2,454	78.75	58.42	76.01
2012	2,499	2,020	2,175	77.52	63.05	70.89
2013	2,375	2,070	2,280	75.18	65.02	75.11
2014	2,614	1,985	2,233	88.13	62.11	69.56

QUARTERLY SHARE PRICES
	Euronext Amsterdam A shares		London Stock Exchange B shares		New York Stock Exchange A ADSs		New York Stock Exchange B ADSs
	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $
2013
Q1	27.06	24.36	2,375	2,143	73.00	64.51	74.95	66.00
Q2	26.80	23.94	2,360	2,105	69.94	62.76	72.25	65.02
Q3	26.07	23.71	2,350	2,105	68.82	62.65	71.65	65.24
Q4	25.99	23.40	2,297	2,070	71.48	63.27	75.18	66.00
2014
Q1	26.96	25.01	2,385	2,183	74.17	67.75	80.07	71.42
Q2	30.65	26.36	2,614	2,327	82.86	72.94	87.59	77.51
Q3	31.13	29.43	2,599	2,407	83.42	75.77	88.13	78.77
Q4	30.24	24.30	2,436	1,985	75.77	60.84	78.76	62.11

MONTHLY SHARE PRICES
	Euronext Amsterdam A shares		London Stock Exchange B shares		New York Stock Exchange A ADSs		New York Stock Exchange B ADSs
	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $
2014
September	31.12	29.62	2,581	2,407	80.96	75.77	84.82	78.77
October	30.24	25.51	2,436	2,111	75.77	65.68	78.76	68.54
November	29.00	26.34	2,409	2,169	72.00	66.29	75.56	69.35
December	28.57	24.30	2,309	1,985	69.50	60.84	72.22	62.11
2015
January	29.59	25.75	2,315	2,025	67.16	60.67	70.15	62.56
February	29.53	27.12	2,283	2,128	67.16	62.06	70.05	65.10

	ADDITIONAL INFORMATION	183
SHELL ANNUAL REPORT AND FORM 20-F 2014	SHAREHOLDER INFORMATION

METHOD OF HOLDING SHARES OR AN INTEREST IN SHARES

There are several ways in which Royal Dutch Shell plc registered shares or an interest in these shares can be held, including:

■	directly as registered shares either in uncertificated form or in certificated form in a shareholder’s own name;
■	indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act (“Wet giraal effectenverkeer”) is applicable);
■	through the Royal Dutch Shell Corporate Nominee; and
■	as a direct or indirect holder of either an A or a B ADS with the Depositary.

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

Upon payment of appropriate fees, expenses and taxes: (i) shareholders may deposit their shares with the Depositary and receive the corresponding class and amount of ADSs; and (ii) holders of ADSs may surrender their ADSs to the Depositary and have the corresponding class and amount of shares credited to their account.

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

Reimbursements to the Company

The Bank of New York Mellon, as Depositary, has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the ADS programme. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay certain legal expenses and the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain costs associated with the AGM, investor relationship programmes and special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. From January 1, 2014, to February 17, 2015, the Company received $5,042,860 from the Depositary.

SCRIP DIVIDEND PROGRAMME

The Company’s Scrip Dividend Programme, which enabled shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends (if approved by the Board), was cancelled with effect from the second quarter 2014 interim dividend onwards. Only new A shares were issued under the programme, including to shareholders who held B shares. The programme is being reintroduced with effect from the first quarter 2015 interim dividend onwards. More information can be found at www.shell.com/scrip.

184	ADDITIONAL INFORMATION
	SHAREHOLDER INFORMATION	SHELL ANNUAL REPORT AND FORM 20-F 2014

SHAREHOLDER INFORMATION CONTINUED

Persons depositing or withdrawing shares must pay:	For:
$5.00 or less per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including those resulting from a distribution of shares, rights or other property;
Cancellation of ADSs for the purpose of their withdrawal, including if the deposit agreement terminates; and
Distribution of securities to holders of deposited securities by the Depositary to ADS registered holders.
Registration and transfer fees	Registration and transfer of shares on the share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and Converting foreign currency to US dollars.
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	As necessary.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Other than those individuals and entities that are subject to EU sanctions, for example, regarding Iran and Syria, there is no legislative or other legal provision currently in force in the UK, the Netherlands or arising under the Articles restricting remittances to non-resident holders of the Company’s ordinary shares or affecting the import or export of capital for use by the Company.

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

Dividends paid on the dividend access share

There is no Dutch withholding tax on dividends on B shares or B ADSs provided that such dividends are paid on the dividend access share pursuant to the dividend access mechanism (see “Dividend access mechanism for B shares” on page 72). Dividends paid on the dividend access share are treated as UK-source for tax purposes and there is no UK withholding tax on them. Also, under UK law, individual shareholders resident in the UK are entitled to a UK tax credit with dividends paid on the dividend access share. The amount of the UK tax credit is 10/90ths of the cash dividend; it is not repayable when it exceeds the individual’s UK tax liability. In 2014, all dividends with respect to B shares and B ADSs were paid on the dividend access share pursuant to the dividend access mechanism.

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

In general, the entire dividend (including any amount withheld) will be dividend income to the US holder and the withholding tax will be treated as a foreign income tax that is eligible for credit against the US holder’s income tax liability or a deduction subject to certain limitations. A “US holder” includes, but is not limited to, a citizen or resident of the USA, or a corporation or other entity organised under the laws of the USA or any of its political subdivisions.

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

Scrip Dividend Programme

The Scrip Dividend Programme, which enabled shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends (if approved by the Board), was cancelled with effect from the second quarter 2014 interim dividend onwards. Only

	ADDITIONAL INFORMATION	185
SHELL ANNUAL REPORT AND FORM 20-F 2014	SHAREHOLDER INFORMATION/SECTION 13(r) OF THE US SECURITIES EXCHANGE ACT OF 1934 DISCLOSURE

new A shares were issued under the programme, including to shareholders who held B shares. The programme is being reintroduced with effect from the first quarter 2015 interim dividend onwards.

The tax consequences of electing to receive new A shares in place of a cash dividend depended on individual circumstances.

More information about the programme, including the taxation consequences, can be found at www.shell.com/scrip.

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

The activities listed below have been conducted outside the USA by non-US Shell subsidiaries. None of the payments disclosed below were made in US dollars, however, for disclosure purposes, all have been converted into US dollars at the appropriate exchange rate. We do not believe that any of the transactions or activities listed below violated US sanctions.

In 2010, we ceased all of our Upstream commercial activities in Iran and suspended new business development, as a direct consequence of the international sanctions imposed on the country.

In 2013, we closed our small representative office in Iran. In 2014, we paid $6,140 to the Iranian Ministry of Finance, consisting of a final settlement of corporate income tax related to the financial year ended December 31, 2007, an income tax penalty payment related to the financial year ended December 31, 2011, and stamp duties. These payments were made through cheques guaranteed by Bank Karafarin, where we maintain accounts. These transactions did not generate gross revenue or net profit. However, our cash deposits in Bank Karafarin (balance of $3.1 million at December 31, 2014) generated non-taxable interest income of $0.5 million in 2014. In the future, we expect to make additional payments as a result of the ongoing liquidation process, including tax payments.

Payments to the Iranian Civil Aviation Authority for the clearance of overflight permits for Shell Aircraft over Iranian airspace amounted to $5,960 in 2014. There was no gross revenue or net profit associated with these transactions. On occasion, our aircraft may be routed over Iran and therefore these payments may continue in the future.

An amount of $202 was paid to the Consulate of Iran in the UK, relating to a British citizen, born in Iran, who was relocating with her Shell-employed spouse to the United Arab Emirates. The costs were for duplicates of birth certificates and other documents required to obtain a residence permit in the United Arab Emirates. This transaction generated no gross revenue or net profit, and is in accordance with Shell’s expatriate policy.

In Downstream, through our subsidiary Deheza S.A.I.C.F.eI., we provided retail services in August 2014 to the Iranian embassy in Argentina (Embajada de la República Islámica de Irán). This transaction generated a gross revenue of $63 and an estimated net profit of $6. We have no contractual agreement with this embassy.

At December 31, 2014, we have $2,164 million payable to, and $12 million receivable from, the National Iranian Oil Company. The payable amount decreased by $265 million during 2014 as a result of currency movements. There was no change in the principal amount. We are unable to settle the payable position as a result of applicable sanctions.

186	ADDITIONAL INFORMATION
	NON-GAAP MEASURES RECONCILIATIONS	SHELL ANNUAL REPORT AND FORM 20-F 2014

NON-GAAP MEASURES RECONCILIATIONS

NET CAPITAL INVESTMENT

RECONCILIATION OF NET CAPITAL INVESTMENT TO NET CASH USED IN INVESTING ACTIVITIES		$ MILLION
	2014	2013
Net capital investment
Upstream	20,704	39,217
Downstream	3,079	4,885
Corporate	116	201
Total	23,899	44,303
Exploration expense, excluding exploration wells written off	(2,244)	(2,506)
Finance leases	(2,124)	(1,323)
Other	126	(328)
Net cash used in investing activities	19,657	40,146

CAPITAL INVESTMENT

RECONCILIATION OF CAPITAL INVESTMENT TO CAPITAL EXPENDITURE		$ MILLION
	2014	2013
Capital investment
Upstream	31,293	40,303
Downstream	5,910	5,528
Corporate	136	210
Total	37,339	46,041
Investments in joint ventures and associates	(1,426)	(1,538)
Exploration expense, excluding exploration wells written off	(2,244)	(2,506)
Finance leases	(2,124)	(1,323)
Other	309	(529)
Capital expenditure	31,854	40,145

	ADDITIONAL INFORMATION	187
SHELL ANNUAL REPORT AND FORM 20-F 2014	INDEX TO THE EXHIBITS

INDEX TO THE EXHIBITS

Exhibit No.	Description	Page
1.1	Memorandum of Association of Royal Dutch Shell plc, together with a special resolution of Royal Dutch Shell plc dated May 18, 2010, (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form F-3 (No. 333-177588) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on October 28, 2011).
1.2	Articles of Association of Royal Dutch Shell plc, together with a special resolution of Royal Dutch Shell plc dated May 18, 2010, (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form F-3 (No. 333-177588) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on October 28, 2011).
2	Dividend Access Trust Deed (incorporated by reference to Exhibit 2 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on March 13, 2007).
4.1	Shell Provident Fund Regulations and Trust Agreement (incorporated by reference to Exhibit 4.7 to the Post-Effective Amendment to Registration Statement on Form S-8 (No. 333-126715) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on June 18, 2007).
4.2	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.3 to the Annual Report for the fiscal year ended December 31, 2005, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on March 13, 2006).
4.3	Senior Debt Securities Indenture dated June 27, 2006, among Shell International Finance B.V., as issuer, Royal Dutch Shell plc, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-3 (No. 333-126726) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on July 20, 2005, amended from then to be dated as of June 27, 2006, and with the parties signatures).
4.4	Form of contract of employment for Executive Directors (incorporated by reference to Exhibit 4.5 to the Annual Report for fiscal year ended December 31, 2013, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on March 13, 2014).
4.5	Form of Letter of appointments for Non-executive Directors (incorporated by reference to Exhibit 4.11 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on March 13, 2007).
7.1	Calculation of Ratio of Earnings to Fixed Charges.	E1
7.2	Calculation of Return on Average Capital Employed (ROACE) (incorporated by reference to page 51 herein).
7.3	Calculation of gearing (incorporated by reference to page 21 and Note 14 to the Consolidated Financial Statements on page 124 herein).
8	Significant Shell subsidiaries as at December 31, 2014.	E2
12.1	Section 302 Certification of Royal Dutch Shell plc.	E4
12.2	Section 302 Certification of Royal Dutch Shell plc.	E5
13.1	Section 906 Certification of Royal Dutch Shell plc.	E6
99.1	Consent of PricewaterhouseCoopers LLP, London.	E7
99.2	Consent of PricewaterhouseCoopers CI LLP, Jersey, Channel Islands, relating to the Royal Dutch Shell Dividend Access Trust.	E8

188	ADDITIONAL INFORMATION
	SIGNATURES	SHELL ANNUAL REPORT AND FORM 20-F 2014

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.

Royal Dutch Shell plc

/s/ Ben van Beurden

Ben van Beurden
Chief Executive Officer
March 11, 2015

FINANCIAL CALENDAR IN 2015

	2014 Fourth quarter [A]	2015 First quarter [B]	2015 Second quarter [B]	2015 Third quarter [B]
Results announcements	January 29	April 30	July 30	October 29
Interim dividend timetable				
Announcement date	January 29 [C]	April 30	July 30	October 29
Ex-dividend date A and B ADSs [D]	February 11	May 13	August 12	November 10
Ex-dividend date A and B shares [D]	February 12	May 14	August 13	November 12
Record date	February 13	May 15	August 14	November 13
Closing date for currency election [E]	February 27	June 1	August 28	November 27
Euro and sterling equivalents announcement date	March 6	June 8	September 4	December 4
Payment date	March 20	June 22	September 21	December 18

[A] In respect of the financial year ended December 31, 2014.
[B] In respect of the financial year ended December 31, 2015.
[C] The Directors do not propose to recommend any further distribution in respect of 2014.
[D] The London Stock Exchange and Euronext Amsterdam, with effect from October 6, 2014, reduced the standard settlement cycle in accordance with the Regulation of the European Parliament and of the Council on improving securities settlement in the European Union (EU) and on Central Securities Depositories (CSDs) and amending Directive 98/26/EC (the CSD Regulation). The CSD Regulation aims to harmonise EU securities settlement cycles towards a T + 2 cycle. As a result, the ex-dividend dates for A and B shares traded on these markets are one trading day later than A ADSs and B ADSs traded in the USA. Record dates are not affected.
[E] A different currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. Such shareholders can obtain the applicable deadlines from their broker, financial intermediary, bank or financial institution where they hold their securities account.

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
+1 832 337 2034

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
+1 201 680 6825 (international)

shrrelations@cpushareownerservices.com
www.mybnymdr.com

REPORT ORDERING

order@shell.com

Annual Report/20-F service for US residents
+1 888 301 0504

All our reports are available at http://reports.shell.com

- Comprehensive financial information on our activities throughout 2014
- Detailed operational information including maps
- Report on our progress in contributing to sustainable development

Download our apps at www.shell.com/mobile_and_apps

- Company news
- Interactive stories about innovation
- Service-station locations

Check our latest news

- Follow @Shell on Twitter
- www.facebook.com/shell