Form 20-F
period 2015-12-31
Royal Dutch Shell plc
filed 2016-03-10
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number 001-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands

Tel. no: 011 31 70 377 9111

royaldutchshell.shareholders@shell.com

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares representing two A ordinary shares of the issuer with a nominal value of €0.07 each	New York Stock Exchange
American Depositary Shares representing two B ordinary shares of the issuer with a nominal value of €0.07 each	New York Stock Exchange
Floating Rate Guaranteed Notes due 2016	New York Stock Exchange
0.9% Guaranteed Notes due 2016	New York Stock Exchange
1.125% Guaranteed Notes due 2017	New York Stock Exchange
5.2% Guaranteed Notes due 2017	New York Stock Exchange
Floating Rate Guaranteed Notes due 2017	New York Stock Exchange
1.25% Guaranteed Notes due 2017	New York Stock Exchange
1.9% Guaranteed Notes due 2018	New York Stock Exchange
2.0% Guaranteed Notes due 2018	New York Stock Exchange
Floating Rate Guaranteed Notes due 2018	New York Stock Exchange
1.625% Guaranteed Notes due 2018	New York Stock Exchange
4.3% Guaranteed Notes due 2019	New York Stock Exchange
4.375% Guaranteed Notes due 2020	New York Stock Exchange
2.125% Guaranteed Notes due 2020	New York Stock Exchange
2.25% Guaranteed Notes due 2020	New York Stock Exchange
Floating Rate Guaranteed Notes due 2020	New York Stock Exchange
2.375% Guaranteed Notes due 2022	New York Stock Exchange
2.25% Guaranteed Notes due 2023	New York Stock Exchange
3.4% Guaranteed Notes due 2023	New York Stock Exchange
3.25% Guaranteed Notes due 2025	New York Stock Exchange
4.125% Guaranteed Notes due 2035	New York Stock Exchange
6.375% Guaranteed Notes due 2038	New York Stock Exchange
5.5% Guaranteed Notes due 2040	New York Stock Exchange
3.625% Guaranteed Notes due 2042	New York Stock Exchange
4.55% Guaranteed Notes due 2043	New York Stock Exchange
4.375% Guaranteed Notes due 2045	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of December 31, 2015:

3,965,989,512 A ordinary shares with a nominal value of €0.07 each.

2,431,531,014 B ordinary shares with a nominal value of €0.07 each.

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

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

Royal Dutch Shell plc

Carel van Bylandtlaan 30

2596 HR, The Hague, The Netherlands

Attn: Michiel Brandjes

ANNUAL REPORT
Royal Dutch Shell plc
Annual Report and Form 20-F
for the year ended December 31, 2015

CONTENTS

Cover images

The cover shows some of the ways that Shell helps to meet the world’s diverse energy needs – from supplying gas for cooking, heating, and generating electricity for homes and businesses, to liquefied natural gas (LNG) to fuel trucks and ships. Pearl, the world’s largest gas-to-liquids (GTL) plant, makes lubricants, fuels and products for plastics. Prelude, the world’s largest floating LNG facility, will produce LNG off the coast of Australia.

01
INTRODUCTION
01	Form 20-F
02	Cross reference to Form 20-F
04	Terms and abbreviations
05	About this Report

06
STRATEGIC REPORT
06	Chairman’s message
07	Chief Executive Officer’s review
08	Risk factors
13	Business overview
15	Strategy and outlook
16	Market overview
18	Summary of results
20	Performance indicators
22	Selected financial data
23	Upstream
41	Downstream
48	Corporate
49	Liquidity and capital resources
53	Environment and society
60	Our people

62
GOVERNANCE
62	The Board of Royal Dutch Shell plc
65	Senior Management
66	Directors’ Report
69	Corporate governance
83	Audit Committee Report
86	Directors’ Remuneration Report

106
FINANCIAL STATEMENTS AND SUPPLEMENTS
106	Consolidated Financial Statements
153	Supplementary information – oil and gas (unaudited)
173	Parent Company Financial Statements
185	Royal Dutch Shell Dividend Access Trust Financial Statements

190
ADDITIONAL INFORMATION
190	Shareholder information
197	Section 13(r) of the US Securities Exchange Act of 1934 disclosure
198	Non-GAAP measures reconciliations and other definitions
200	Exhibits

Designed by Conran Design Group Typeset by RR Donnelley Printed by Tuijtel under ISO 14001

02	INTRODUCTION
	CROSS REFERENCE TO FORM 20-F	SHELL ANNUAL REPORT AND FORM 20-F 2015

CROSS REFERENCE TO FORM 20-F

Part I			Pages
Item 1.	Identity of Directors, Senior Management and Advisers		N/A
Item 2.	Offer Statistics and Expected Timetable		N/A
Item 3.	Key Information
	A.	Selected financial data	22, 192
	B.	Capitalisation and indebtedness	50, 52
	C.	Reasons for the offer and use of proceeds	N/A
	D.	Risk factors	8-12
Item 4.	Information on the Company
	A.	History and development of the company	13, 15, 18, 23-32, 41-44, 52, 190, 198
	B.	Business overview	8-19, 23-48, 53-59, 153-161, 169-170, 197
	C.	Organisational structure	13, E2-E18
	D.	Property, plant and equipment	8-10, 15, 18-19, 23-47, 53-59, 153-170
Item 4A.	Unresolved Staff Comments		N/A
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	8-11, 18-48, 142-147
	B.	Liquidity and capital resources	15, 18-19, 23-24, 32, 41-42, 49-52, 124-125, 133-136, 142-147, 178
	C.	Research and development, patents and licences, etc.	14
	D.	Trend information	8-10, 15-21, 23-26, 41-44
	E.	Off-balance sheet arrangements	52
	F.	Tabular disclosure of contractual obligations	52
	G.	Safe harbour	52
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	62-65, 70-73
	B.	Compensation	88-97
	C.	Board practices	62-64, 69-75, 83-85, 88, 97, 104
	D.	Employees	60, 151
	E.	Share ownership	60-61, 88-105, 147-148, 190
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	190-191
	B.	Related party transactions	67, 122, 132, 151-152, 180-181, 189
	C.	Interests of experts and counsel	N/A
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	49-52, 106-152, 171-189
	B.	Significant changes	14, 67-68, 152
Item 9.	The Offer and Listing
	A.	Offer and listing details	193
	B.	Plan of distribution	N/A
	C.	Markets	190
	D.	Selling shareholders	N/A
	E.	Dilution	N/A
	F.	Expenses of the issue	N/A
Item 10.	Additional Information
	A.	Share capital	50, 60-61, 68, 93-95, 118, 147-148, 175, 178-180, 187, 190
	B.	Memorandum and articles of association	75-82
	C.	Material contracts	N/A
	D.	Exchange controls	195
	E.	Taxation	195-196
	F.	Dividends and paying agents	66, 77-79, 190, 194, back cover
	G.	Statement by experts	N/A
	H.	Documents on display	5
	I.	Subsidiary information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		50, 132, 142-147, 178
Item 12.	Description of Securities Other than Equity Securities		190, 194-195

	INTRODUCTION	03
SHELL ANNUAL REPORT AND FORM 20-F 2015	CROSS REFERENCE TO FORM 20-F

Part II		Pages
Item 13.	Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15.	Controls and Procedures	74-75, 114, 184, E19-E20
Item 16.	[Reserved]
Item 16A.	Audit committee financial expert	69, 83
Item 16B.	Code of Ethics	70
Item 16C.	Principal Accountant Fees and Services	85, 152, 181, 189
Item 16D.	Exemptions from the Listing Standards for Audit Committees	69
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	51
Item 16F.	Change in Registrant’s Certifying Accountant	85
Item 16G.	Corporate Governance	69-70
Item 16H.	Mine Safety Disclosure	N/A

Part III		Pages
Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	106-152, 171-189
Item 19.	Exhibits	200, E1-E23

04	INTRODUCTION
	TERMS AND ABBREVIATIONS	SHELL ANNUAL REPORT AND FORM 20-F 2015

TERMS AND ABBREVIATIONS

CURRENCIES
$	US dollar
€	euro
£	sterling

UNITS OF MEASUREMENT
acre	approximately 0.004 square kilometres
b(/d)	barrels (per day)
boe(/d)	barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel
kboe(/d)	thousand barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel
MMBtu	million British thermal units
mtpa	million tonnes per annum
per day	volumes are converted into a daily basis using a calendar year
scf(/d)	standard cubic feet (per day)

PRODUCTS
GTL	gas to liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids

MISCELLANEOUS
ADS	American Depositary Share
AGM	Annual General Meeting
API	American Petroleum Institute
CCS	carbon capture and storage
CCS earnings	earnings on a current cost of supplies basis
CO2	carbon dioxide
DBP	Deferred Bonus Plan
EMTN	Euro medium-term note
EPS	earnings per share
GAAP	generally accepted accounting principles
GHG	greenhouse gas
HSSE	health, safety, security and environment
IAS	International Accounting Standard
IEA	International Energy Agency
IFRS	International Financial Reporting Standard(s)
IPIECA	the global oil and gas industry association for environmental and social issues
LTIP	Long-term Incentive Plan
IOGP	International Association of Oil & Gas Producers
OML	oil mining lease
OPEC	Organization of the Petroleum Exporting Countries
PSC	production-sharing contract
PSP	Performance Share Plan
REMCO	Remuneration Committee
SEC	US Securities and Exchange Commission
TRCF	total recordable case frequency
TSR	total shareholder return
WTI	West Texas Intermediate

	INTRODUCTION	05
SHELL ANNUAL REPORT AND FORM 20-F 2015	ABOUT THIS REPORT

ABOUT THIS REPORT

The Royal Dutch Shell plc Annual Report and Form 20-F (this Report) serves as the Annual Report and Accounts in accordance with UK requirements and as the Annual Report on Form 20-F as filed with the US Securities and Exchange Commission (SEC) for the year ended December 31, 2015, for Royal Dutch Shell plc (the Company) and its subsidiaries (collectively referred to as Shell). This Report presents the Consolidated Financial Statements of Shell (pages 115-152), the Parent Company Financial Statements of Shell (pages 173-181) and the Financial Statements of the Royal Dutch Shell Dividend Access Trust (pages 173-181). Cross references to Form 20-F are set out on pages 02-03 of this Report.

Information in this Report in respect of Shell’s performance in 2015 and position at December 31, 2015, excludes the activities of BG Group plc, which was acquired on February 15, 2016.

Financial reporting terms used in this Report are in accordance with International Financial Reporting Standards (IFRS). The Consolidated Financial Statements comprise the financial statements of the Company and its subsidiaries. “Subsidiaries” and “Shell subsidiaries” refer to those entities over which the Company has control, either directly or indirectly. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively, and entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”.

In addition to the term “Shell”, in this Report “we”, “us” and “our” are also used to refer to the Company and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interests. The companies in which Royal Dutch Shell plc has a direct or indirect interest are separate entities.

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

This Report contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. Also see “Risk factors” on pages 08-12 for additional risks and further discussion. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither the Company nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

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

06	STRATEGIC REPORT
	CHAIRMAN’S MESSAGE	SHELL ANNUAL REPORT AND FORM 20-F 2015

STRATEGIC REPORT

CHAIRMAN’S MESSAGE

There is no doubt that 2015 was a turbulent year, with low oil and gas prices having a far-reaching impact on the energy industry.

We have taken the opportunity to strengthen our business by reducing our operating expenses and capital investment, while continuing to divest assets that are not central to our long-term strategy.

Our acquisition of BG Group plc (BG) – one of the largest takeovers in UK corporate history – in February 2016 will help sharpen our focus on liquefied natural gas (LNG) and deep-water exploration and production. Combined, we are stronger, more competitive and better-equipped financially to continue to play an important role in meeting global energy demand for decades to come. It underscores our role as one of the largest independent oil and gas producers. Increased cash flows from our newly acquired assets will also help to support dividend payments and future investment.

A major challenge facing society is how to meet the needs of a growing global population, while limiting the amount of carbon dioxide (CO2) in our atmosphere. This requires a mix of urgent action, realism and long-term planning by governments and industry alike. It will also require unprecedented co-operation, investment and innovation.

It was encouraging to see governments reach a global climate agreement in Paris in December. The agreement should now encourage countries to develop policies that balance environmental concerns with enabling a decent quality of life for more people.

Delivering the energy essential for economic development and the wellbeing of billions of people will require huge and sustained investment. Limiting the amount of CO2 in our atmosphere also requires major investments in advanced technologies, such as carbon capture and storage (CCS). Oil and gas, which make up over 50% of global energy supplies today, will need to continue to provide a large part of the world’s energy for decades to come.

The International Energy Agency estimates that over $25 trillion of investment will be needed in oil and gas supply alone from 2015 to 2040. So the long-term investment case for oil and gas remains strong, despite the fall in oil prices over the last 18 months. The concern is that prices seen in late 2015 and early 2016 may be too low to spur investment in projects that are needed to ensure long-term supplies. Without sufficient investment, the risk of demand exceeding supply will increase.

We know that understanding the world’s future energy needs will help us improve our competitiveness.

We have evolved over the last few decades from a company focused almost entirely on oil to one of the world’s leading suppliers of gas, the cleanest-burning hydrocarbon. Gas is already playing a role in tackling carbon emissions. Switching from coal to gas for power generation is one way to reduce emissions of CO2, while increasing energy supply to a growing global population, including more than 1 billion people who lack access to electricity today.

We are working on multiple fronts to play our part in the energy transition. For example, we are now one of the world’s largest suppliers of low-carbon biofuel through our Raízen joint venture in Brazil, which produces ethanol from sugar cane. We are in the early stages of developing biofuels that could further reduce the environmental impact of the transport sector. Our high-performance lubricants can already contribute to improved energy efficiency for motorists and we are working with vehicle manufacturers to improve them further. We are also increasingly offering LNG as a transport fuel and are exploring the potential of hydrogen.

CCS is an especially important technology for reducing CO2 emissions from a range of industries. Quest, which we opened in 2015, captures and safely stores around one-third of the annual CO2 emissions from an oil sands bitumen processing facility in Canada. We are sharing information on its design and processes so that it can serve as a blueprint for others. Strong government support is needed to encourage many more businesses around the world to invest in CCS.

The Paris climate agreement provided a promising platform for society to develop a solution to climate change. Governments now need to implement policies that will stimulate investment in all technologies that can contribute to a lower-carbon future.

Despite some of the toughest operating conditions that our industry has seen, we are in a stronger position to weather current market volatility and play our part in the energy transition.

Let me take this opportunity to thank our shareholders for supporting the BG acquisition at a very challenging time for the industry. Your Board of Directors is committed to delivering the value from this important investment.

Chad Holliday

Chairman

	STRATEGIC REPORT	07
SHELL ANNUAL REPORT AND FORM 20-F 2015	CHIEF EXECUTIVE OFFICER’S REVIEW

CHIEF EXECUTIVE OFFICER’S REVIEW

It was a highly challenging year for the industry, but our integrated business and improved operational performance helped soften the impact of lower energy prices.

In these difficult economic times, our acquisition of BG Group plc (BG), which came into effect on February 15, 2016, will make us stronger.

The global portfolio we acquired is a good complement to our own. The combination will help us concentrate on more profitable pillars of our business, particularly deep water and liquefied natural gas (LNG). We are entering an exciting new era for Shell.

We continued our focus on safety. However, sadly seven people working for Shell in 2015 lost their lives. A fire at our Bukom refinery in Singapore also led to six workers being injured. Such tragic events underscore the importance of unwavering vigilance.

RESULTS

Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders were $3.8 billion in 2015, compared with $19.0 billion in 2014.

Lower oil prices and charges related to our exit from Alaska and decision to stop work on the Carmon Creek project in Canada contributed to our Upstream business making a loss in 2015. Strong performances by our Integrated Gas and Downstream businesses helped offset some of the impact of low energy prices. This is a reminder of the importance of remaining an integrated energy company.

Responding to the changing industry landscape, we reduced our operating expenses and capital investment by a combined $12.5 billion in 2015 compared with 2014. We distributed $12.0 billion to shareholders in dividends in 2015, including those taken as shares under our Scrip Dividend Programme.

Divestments amounted to $5.5 billion in 2015, and to more than $20 billion for 2014-2015. This exceeded our target of $15 billion for the period. The asset sales are part of our ongoing strategy of reducing costs and concentrating on markets where we can be most competitive.

Our oil and gas production averaged around 3 million barrels of oil equivalent per day in 2015. We started production at a major project off the coast of Nigeria which, combined with increased output from existing projects, helped partially offset the impact on production from naturally declining fields and divestments.

RENEWED FOCUS

We continue to lower our costs and take tough decisions on projects that, in the current oil-price environment, may be uncompetitive or unaffordable. For example, we stopped construction of the Carmon Creek in-situ oil project in 2015 and exited the development of the Bab sour gas project in the United Arab Emirates in early 2016. We are also postponing final investment decisions on the Bonga South West project off the coast of Nigeria and the LNG Canada facility.

Despite the current market uncertainty, it is important that we continue to invest wisely to achieve the most competitive portfolio we can. For example, we have decided to expand capacity at our Pernis refinery in the Netherlands and embark on a major expansion at our Geismar plant in the USA, reflecting the strong growth potential in chemicals for Shell.

In 2015, we announced the final investment decision to go ahead with the Appomattox deep-water project in the Gulf of Mexico.

We are prepared to reduce investments further, if evolving market conditions call for that. But we want to protect our growth prospects in a world where long-term demand for energy will continue to rise.

Greater energy efficiency and cleaner technologies are needed to help keep pace with energy demand growth, while limiting carbon dioxide (CO2) emissions in the fight against climate change.

Meeting the energy needs of a growing world population means oil and gas are expected to continue to play vital roles in global energy supply into the latter half of the century.

Carbon capture and storage (CCS) systems that safely trap CO2 deep underground can play an important part in the energy future. Shell started its first major CCS facility, Quest, in Canada in 2015. Government-led carbon pricing mechanisms can provide impartial and long-term incentives to invest in effective lower-carbon technologies, such as CCS.

Natural gas, the cleanest-burning hydrocarbon, can play a role in limiting emissions if more of it is used instead of coal for power generation. Gas is also making a growing contribution as a transport fuel.

As a whole, the oil and gas industry is going through a difficult period. However, our financial fortitude before the downturn and our sound strategy are helping us through the rough weather.

The acquisition of BG reinforces and reinvigorates us, and I am confident that our combined strength greatly improves our ability to thrive in a challenging business environment.

Ben van Beurden

Chief Executive Officer

08	STRATEGIC REPORT
	RISK FACTORS	SHELL ANNUAL REPORT AND FORM 20-F 2015

RISK FACTORS

The risks discussed below could have a material adverse effect separately, or in combination, on our operational performance, earnings, cash flows and financial condition. Accordingly, investors should carefully consider these risks.

Measures that we use to manage or mitigate our various risks are set out in the relevant sections of this Report. The Board’s responsibility for identifying, evaluating and managing our significant risks is discussed in “Corporate governance” on page 74.

We are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

The prices of crude oil, natural gas, oil products and chemicals are affected by supply and demand, both globally and regionally. Moreover, prices for oil and gas can move independently of each other. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, conflicts, economic conditions and actions by major oil and gas producing countries. Price fluctuations could have a material adverse effect on our business, including on our cash flows and earnings. For example, in a low oil and gas price environment, we would generate less revenue from our Upstream production, and, as a result, some long-term projects would become less profitable, or could incur losses. In this regard, if oil and gas prices remain at the levels observed in early 2016, there is the potential for our Upstream and Integrated Gas segments to incur a loss. Additionally, low oil and gas prices have resulted, and could continue to result, in the debooking of proved oil or gas reserves, if they become uneconomic in this type of price environment. Prolonged periods of low oil and gas prices, or rising costs, have resulted, and could continue to result, in projects being delayed or cancelled. In addition, assets have been impaired in the past, and there could be impairments in the future. Low oil and gas prices could also affect our ability to maintain our long-term capital investment programme and dividend payments. In a high oil and gas price environment, we could experience sharp increases in costs, and, under some production-sharing contracts, our entitlement to proved reserves would be reduced. Higher prices could also reduce demand for our products, which could result in lower profitability, particularly in our Downstream business. See “Market overview” on page 16.

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and, ultimately, the accuracy of our price assumptions.

We use oil and gas price assumptions, which we review on a periodic basis, to evaluate project decisions and commercial opportunities. While we believe our current long-term price assumptions are prudent, if our assumptions prove to be incorrect, it could have a material adverse effect on our earnings, cash flows and financial condition. See “Market overview” on page 17.

Our ability to achieve strategic objectives depends on how we react to competitive forces.

We face competition in each of our businesses. We seek to differentiate our products, however many of them are competing in commodity-type markets. Accordingly, failure to manage our costs as well as our operational performance could result in a material adverse effect on our earnings, cash flows and financial condition.

Increasingly, we compete with state-owned oil and gas entities, particularly in seeking access to oil and gas resources. These entities control vastly greater quantities of oil and gas resources than the major independent oil and gas companies. State-owned entities have access to significant resources and could be motivated by political or other factors in their business decisions, which could harm our competitive position or reduce our access to desirable projects. See “Strategy and outlook” on page 15.

The acquisition of BG Group plc exposes us to integration risks and other challenges.

Our future prospects will, in part, be dependent upon our ability to integrate BG Group plc (BG) successfully and completely, without disruption to our existing business. Value delivery from a number of key jurisdictions, including BG’s assets in Australia and Brazil, as well as the integration of its LNG shipping and marketing business and trading activities and the successful execution of the substantial disposals that we expect to make following the acquisition are, in particular, critical to overall success. The BG acquisition was premised on a number of factors, including expected benefits from synergies, but also our expectation of future oil and gas prices. If these synergies do not materialise or oil and gas prices remain low for a prolonged period, this could result in future impairments and further pressure on our financial framework. We will face challenges when integrating the businesses, including standardisation of ways of working, policies and procedures, processes and systems. No assurance can be given that the integration process will deliver all the expected benefits within the assumed time frame or that the expected disposals will be made as planned. Unanticipated events, liabilities, tax impacts or unknown pre-existing issues could arise and result in the costs of integration being higher and the realisable benefits being lower than expected, with a material adverse effect on our operational performance, earnings, cash flows and financial condition. See “Strategy and outlook” on page 15.

Following the acquisition of BG, we seek to execute divestments in the pursuit of our strategy. We may not be able to successfully divest these assets in line with our strategy.

We may not be able to successfully divest assets at acceptable prices or within the timeline envisaged in view of market conditions or credit risk, resulting in increased pressure on our cash position. We may be held liable for past acts, failures to act or liabilities that are different from those foreseen. We may also face liabilities if a purchaser fails to honour all of its commitments. See “Strategy and outlook” on page 15.

Our future hydrocarbon production depends on the delivery of large and complex projects, as well as on our ability to replace proved oil and gas reserves.

We face numerous challenges in developing capital projects, especially those which are large and complex. Challenges include uncertain geology, frontier conditions, the existence and availability of necessary technology and engineering resources, the availability of skilled labour, the existence of transportation infrastructure, project delays, the expiration of licences and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions. These challenges are particularly relevant in certain developing and emerging-market countries, such as Iraq and Kazakhstan, in frontier areas and in deep-water fields, such as in Brazil. We may fail to assess or manage these and other risks properly. Such potential obstacles could impair our delivery of these projects, our ability to fulfil the value potential at the time of the project investment approval, and our ability to fulfil related contractual commitments. These could lead to impairments and could have a material adverse effect on our operational performance, earnings, cash flows and financial condition.

Future oil and gas production will depend on our access to new proved reserves through exploration, negotiations with governments and other owners of proved reserves and acquisitions, as well as on developing and applying new technologies and recovery processes to existing fields and mines. Failure to replace proved reserves could result in lower future production, earnings and cash flows.

See “Business overview” on page 14.

	STRATEGIC REPORT	09
SHELL ANNUAL REPORT AND FORM 20-F 2015	RISK FACTORS

OIL AND GAS PRODUCTION AVAILABLE FOR SALE		MILLION BOE [A]
	2015	2014	2013
Shell subsidiaries	880	895	850
Shell share of joint ventures and associates	198	229	318
Total	1,078	1,124	1,168

[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

PROVED DEVELOPED AND UNDEVELOPED OIL AND GAS RESERVES [A][B] (AT DECEMBER 31)			MILLION BOE [C]
	2015	2014	2013
Shell subsidiaries	9,117	10,181	10,835
Shell share of joint ventures and associates	2,630	2,900	3,109
Total	11,747	13,081	13,944

[A] We manage our total proved reserves base without distinguishing between proved reserves from subsidiaries and those from joint ventures and associates.

[B] Includes proved reserves associated with future production that will be consumed in operations.

[C] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible.

The estimation of proved oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. Estimates could change because of new information from production or drilling activities, or changes in economic factors, including changes in the price of oil or gas and changes in the regulatory policies of host governments or other events. Estimates could also be altered by acquisitions and divestments, new discoveries, and extensions of existing fields and mines, as well as the application of improved recovery techniques. Published proved oil and gas reserves estimates could also be subject to correction due to errors in the application of published rules and changes in guidance. Downward adjustments could indicate lower future production volumes and could also lead to impairment of some assets. This could have a material adverse effect on our operational performance, earnings, cash flows and financial condition. See “Supplementary information – oil and gas (unaudited)” on page 153.

We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. In addition, we and our joint arrangements and associates face the risk of litigation and disputes worldwide.

Developments in politics, laws and regulations can and do affect our operations. Potential developments include: forced divestment of assets; expropriation of property; cancellation or forced renegotiation of contract rights; additional taxes including windfall taxes, restrictions on deductions and retroactive tax claims; trade controls; price controls; local content requirements; foreign exchange controls; changing environmental regulations; and disclosure requirements. A prolonged period of lower oil and gas prices could affect the financial, fiscal, legal, political and social stability of countries that rely significantly on oil and gas revenue. This could, in turn, have a material adverse effect on us.

From time to time, cultural and political factors play a role in unprecedented and unanticipated judicial outcomes that could adversely affect Shell. Non-compliance with policies and regulations could result in regulatory investigations, litigation and ultimately sanctions. Certain governments and regulatory bodies have, in the opinion of Shell, exceeded their constitutional authority by: attempting unilaterally to amend or cancel existing agreements or arrangements; failing to honour existing contractual commitments; and

seeking to adjudicate disputes between private litigants. Additionally, certain governments have adopted laws and regulations that could potentially force us to violate other countries’ laws and regulations, therefore potentially subjecting us to both criminal and civil sanctions. Such developments and outcomes could have a material adverse effect on our operational performance, earnings, cash flows and financial condition.

See “Corporate governance” on page 74.

Our operations expose us to social instability, civil unrest, terrorism, piracy, acts of war and risks of pandemic diseases that could have a material adverse effect on our business.

As seen in recent years in Nigeria, North Africa and the Middle East, social and civil unrest, both in the countries in which we operate and elsewhere, can and do affect us. Such potential developments that could have a material adverse effect on us include: acts of political or economic terrorism; acts of maritime piracy; conflicts including war and civil unrest (including disruptions by non-governmental and political organisations); and local security concerns that threaten the safe operation of our facilities and transport of our products. Pandemic diseases, such as Ebola, can affect our operations directly and indirectly. If such risks materialise, they could result in injuries, loss of life, environmental harm and disruption to business activities. See “Environment and society” on page 59.

A further erosion of the business and operating environment in Nigeria could have a material adverse effect on us.

In our Nigerian operations, we face various risks and adverse conditions which could have a material adverse effect on our operational performance, earnings, cash flows and financial condition. These risks and conditions include: security issues surrounding the safety of our people, host communities and operations; sabotage and theft; our ability to enforce existing contractual rights; litigation; limited infrastructure; potential legislation that could increase our taxes or costs of operations; the effect of lower oil and gas prices on the government budget; and regional instability created by militant activities. In addition, the Nigerian government is contemplating new legislation to govern the petroleum industry which, if passed into law, could have a material adverse effect on our existing and future activities in that country. See “Upstream” on page 29.

Rising climate change concerns have led and could lead to additional legal and/or regulatory measures which could result in project delays or cancellations, a decrease in demand for fossil fuels and additional compliance obligations, and therefore could adversely impact our costs and/or revenue.

There is continued and increased attention to climate change from all sectors of society. This attention has led, and we expect it to continue to lead, to additional regulations designed to reduce greenhouse gas (GHG) emissions and potential demand for fossil fuels. Furthermore, we expect that a growing share of our GHG emissions will be subject to regulation, resulting in increased compliance costs and operational restrictions. If our GHG emissions rise alongside our ambitions to increase the scale of our business, our regulatory burden will increase proportionally.

We also expect that GHG regulation will focus more on suppressing demand for fossil fuels. This could result in lower revenue. In addition, we expect that GHG emissions from flaring will rise where no gas-gathering systems are in place. We intend to continue to work with our partners to find ways to capture the gas that is flared. However, governmental support is fundamental to ensure the success of individual initiatives. There is no assurance that we will be able to obtain government support.

If we are unable to find economically viable, as well as publicly acceptable, solutions that reduce our GHG emissions and/or GHG intensity for new and existing projects or products, we could experience additional costs or financial penalties, delayed or cancelled projects,

10	STRATEGIC REPORT
	RISK FACTORS	SHELL ANNUAL REPORT AND FORM 20-F 2015

RISK FACTORS CONTINUED

and/or reduced production and reduced demand for hydrocarbons, which could have a material adverse effect on our operational performance, earnings, cash flows and financial condition.

See “Environment and society” on pages 54-56.

The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.

The health, safety, security and environment (HSSE) risks to which we, and the communities in which we work, are potentially exposed cover a wide spectrum, given the geographic range, operational diversity and technical complexity of our operations. These risks include the effects of natural disasters (including weather events), earth tremors, social unrest, personal health and safety lapses, and crime. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in injuries, loss of life, environmental harm, disruption of business activities, and loss or suspension of our licence to operate or ability to bid on mineral rights. Accordingly, this would have a material adverse effect on our operational performance, earnings, cash flows and financial condition.

Our operations are subject to extensive HSSE regulatory requirements that often change and are likely to become more stringent over time. Operators could be asked to adjust their future production plans, as the government of the Netherlands has done, affecting production and costs. We could incur significant additional costs in the future due to compliance with HSSE requirements or as a result of violations of, or liabilities under, laws and regulations, such as fines, penalties, clean-up costs and third-party claims. Therefore, HSSE risks, should they materialise, could have a material adverse effect on us.

See “Environment and society” on page 53.

The operation of the Groningen asset in the Netherlands continues to expose communities to earth tremor risks.

Production from the Groningen asset has resulted in earth tremors in the past and tremors are expected to continue. This has resulted in damage to buildings and complaints from local communities. The Dutch government, local authorities and the operator are implementing measures to address the concerns of the local communities. The government has ordered a cap on production and a further reduction of production is possible. If the government decides not to develop the full field as currently planned, it could have a material adverse effect on our earnings, cash flows, proved reserves and financial condition. See “Environment and society” on pages 58-59 and “Upstream” on page 27.

Our future performance depends on the successful development and deployment of new technologies and new products.

Technology and innovation are essential to our efforts to meet the world’s energy demands in a competitive way. If we do not develop the right technology and products, do not have access to it or do not deploy these effectively, there could be a material adverse effect on the delivery of our strategy and our licence to operate. We operate in environments where advanced technologies are utilised. While we take measures to ensure that such technologies and products are safe for the environment and public health based on today’s knowledge, there is always the possibility of unknown or unforeseeable technological failures or environmental and health effects that could harm our reputation and licence to operate or expose us to litigation or sanctions. We seek to benefit financially from developing and deploying advanced technology. The associated costs are sometimes underestimated or delays occur. Any of these occurrences could have a material adverse effect on our operational performance, earnings, cash flows and financial condition. See “Business overview” on page 14.

We are exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk, commodity price risk and credit risk. We are affected by the global macroeconomic environment as well as financial and commodity market conditions.

Our subsidiaries, joint arrangements and associates are subject to differing economic and financial market conditions around the world. Political or economic instability affects such markets. If the associated risks set out below materialise, they could have a material adverse effect on our earnings, cash flows and financial condition.

We use debt instruments, such as bonds and commercial paper, to raise significant amounts of capital. Should our access to debt markets become more difficult, the potential impact on our liquidity could have a material adverse effect on our operations. Our financing costs could also be affected by interest rate fluctuations or any credit rating deterioration.

We are exposed to changes in currency values and to exchange controls as a result of our substantial international operations. Our reporting currency is the dollar. However, to a material extent, we hold assets and are exposed to liabilities in other currencies. We have significant financial exposure to the eurozone and could be materially affected by a significant change in the euro’s value or any structural changes to the European Union (EU) or the European Economic and Monetary Union affecting the euro. Commodity trading is an important component of our Upstream and Downstream businesses and is integrated with our supply business. While we undertake some foreign exchange and commodity hedging, we do not do so for all of our activities. Furthermore, even where hedging is in place, it may not function as expected.

We are exposed to credit risk; our counterparties could fail or could be unable to meet their payment and/or performance obligations under contractual arrangements. Although we do not have significant direct exposure to sovereign debt, it is possible that our partners and customers may have exposure which could impair their ability to meet their obligations, thereby having a material adverse effect on us. In addition, our pension funds may invest in government bonds. Therefore, a sovereign debt downgrade or other default could have a material adverse effect on us.

See “Liquidity and capital resources” on page 50.

We have substantial pension commitments, whose funding is subject to capital market risks.

Liabilities associated with defined benefit plans can be significant, as can the cash funding requirement of such plans; both depend on various assumptions. Volatility in capital markets, and the resulting consequences for investment performance and interest rates, could result in significant changes to the funding level of future liabilities, and could also increase balance sheet liabilities. We operate a number of defined benefit pension plans and, in case of a shortfall, we could be required to make substantial cash contributions (depending on the applicable local regulations) resulting in a material adverse effect on our business, earnings and financial condition. See “Liquidity and capital resources” on page 50.

We mainly self-insure our risk exposure. We could incur significant losses from different types of risks that are not covered by insurance from third-party insurers.

Our insurance subsidiaries provide hazard insurance coverage to other Shell entities and only reinsure a portion of their risk exposures. Such reinsurance would not provide any material coverage in the event of an incident like BP Deepwater Horizon. Similarly, in the event of a material environmental incident, there would be no material proceeds available from

	STRATEGIC REPORT	11
SHELL ANNUAL REPORT AND FORM 20-F 2015	RISK FACTORS

third-party insurance companies to meet our obligations. Therefore, we may incur significant losses from different types of risks that are not covered by insurance from third-party insurers, potentially resulting in a material adverse effect on our operational performance, earnings, cash flows and financial condition. See “Corporate” on page 48.

An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources and our licence to operate.

Our reputation is an important asset. The Shell General Business Principles (Principles) govern how Shell and its individual companies conduct their affairs, and the Shell Code of Conduct (Code) instructs employees and contractors on how to behave in line with the Principles. Our challenge is to ensure that all employees and contractors, more than 100,000 in total, comply with these Principles and Code. Real or perceived failures of governance or regulatory compliance could harm our reputation. This could impact our licence to operate, damage our brand, reduce consumer demand for our branded products, harm our ability to secure new resources and contracts and limit our ability to access capital markets. Many other factors, including the materialisation of the risks discussed in several of the other risk factors, may impact our reputation and could have a material adverse effect on our operational performance, earnings, cash flows and financial condition. See “Corporate governance” on page 70.

Many of our major projects and operations are conducted in joint arrangements or associates. This could reduce our degree of control, as well as our ability to identify and manage risks.

In cases where we are not the operator, we have limited influence over, and control of, the behaviour, performance and costs of operation of such joint arrangements or associates. Despite not having control, we could still be exposed to the risks associated with these operations, including reputational, litigation (where joint and several liability could apply) and government sanction risks, which could have a material adverse effect on our operational performance, earnings, cash flows and financial condition. For example, our partners or members of a joint arrangement or an associate (particularly local partners in developing countries) may not be able to meet their financial or other obligations to the projects, threatening the viability of a given project. Where we are the operator of a joint arrangement, the other partner(s) could still be able to veto or block certain decisions, which could be to our overall detriment. See “Corporate governance” on page 74.

We rely heavily on information technology systems for our operations.

The operation of many of our business processes depends on information technology (IT) systems. Our IT systems are increasingly concentrated in terms of geography, number of systems, and key contractors supporting the delivery of IT services. Shell, like many other multinational companies, is the target of attempts to gain unauthorised access to our IT systems through the internet, including more sophisticated and coordinated attempts often referred to as advanced persistent threats. We seek to detect and investigate all such security incidents, aiming to prevent their recurrence. Disruption of critical IT services, or breaches of information security, could harm our reputation and have a material adverse effect on our operational performance, earnings and financial condition. See “Corporate” on page 48.

Violations of antitrust and competition laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

Antitrust and competition laws apply to Shell and its joint ventures and associates in the vast majority of countries in which we do business. Any violation of these laws could have a material adverse effect on our operational performance, earnings, cash flows and financial condition. Shell and its joint ventures and associates have been fined for violations of antitrust and competition laws. These include a number of fines in the past by the

European Commission Directorate-General for Competition (DG COMP). Due to the DG COMP’s fining guidelines, any future conviction of Shell and its joint ventures or associates for violation of EU competition law could result in significantly larger fines and have a material adverse effect on us. Violation of antitrust laws is a criminal offence in many countries, and individuals can be either imprisoned or fined. Furthermore, it is now common for persons or corporations allegedly injured by antitrust violations to sue for damages. See “Corporate governance” on page 70.

Violations of anti-bribery and corruption laws and anti-money laundering laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

In 2010, we agreed to a Deferred Prosecution Agreement (DPA) with the US Department of Justice (DOJ) for violations of the Foreign Corrupt Practices Act (FCPA), which arose in connection with our use of the freight-forwarding firm Panalpina. In 2013, following our fulfilment of the terms of the DPA, the criminal charges filed in connection with the DPA were dismissed. Our ethics and compliance programme was enhanced during the DPA and remains in full force and effect. The authorities in various countries are investigating our investment in Nigerian oil block OPL 245 and the 2011 settlement of litigation pertaining to that block. Any violation of the FCPA or other relevant anti-bribery and corruption legislation or anti-money laundering legislation could have a material adverse effect on our operational performance, earnings, cash flows and financial condition. See “Corporate governance” on page 70.

Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

Data protection laws apply to Shell and its joint ventures and associates in the vast majority of countries in which we do business. Over 100 countries have data protection laws and regulations. Additionally, the impending EU Data Privacy Regulation proposes to increase penalties up to a maximum of 5% of global annual turnover for breach of the regulation. Non-compliance with data protection laws could expose us to regulatory investigations, which could result in fines and penalties. We could also be subject to litigation from persons or corporations allegedly affected by data protection violations. Violation of data protection laws is a criminal offence in some countries, and individuals can be either imprisoned or fined. Any violation could have a material adverse effect on our operational performance, earnings, cash flows and financial condition. See “Corporate governance” on page 70.

Violations of trade controls, including sanctions, carry fines and expose us and our employees to criminal sanctions and civil suits.

We use “trade controls” as an umbrella term for various national and international laws designed to regulate the movement of items across national boundaries and restrict or prohibit trade and other dealings with certain parties. The number and breadth of trade controls which we face continues to expand. For example, the EU and the USA continue to impose restrictions and prohibitions on certain transactions involving Syria. Additional trade controls directed at defined oil and gas activities in Russia were imposed by the EU and the USA in 2014. In addition to the significant trade-control programmes administered by the EU and the USA, many other nations are also adopting such programmes. Any violation of one or more trade-control regimes could lead to significant penalties or prosecution of Shell or its employees, and could have a material adverse effect on our operational performance, earnings, cash flows and financial condition. See “Corporate governance” on page 70.

12	STRATEGIC REPORT
	RISK FACTORS	SHELL ANNUAL REPORT AND FORM 20-F 2015

RISK FACTORS CONTINUED

Investors should also consider the following, which could limit shareholder remedies.

The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.

Our Articles of Association generally require that all disputes between our shareholders in such capacity and the Company or our subsidiaries (or our Directors or former Directors), or between the Company and our Directors or former Directors, be exclusively resolved by arbitration in The Hague, the Netherlands, under the Rules of Arbitration of the International Chamber of Commerce. Our Articles of Association also provide that, if this provision is to be determined invalid or unenforceable for any reason, the dispute could only be brought to the courts of England and Wales. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, could be determined in accordance with these provisions.

	STRATEGIC REPORT	13
SHELL ANNUAL REPORT AND FORM 20-F 2015	BUSINESS OVERVIEW

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

We explore for crude oil and natural gas worldwide, both in conventional fields and from sources such as tight rock, shale and coal formations. We work to develop new crude oil and natural gas supplies from major fields. For example, in 2015, production began from the Bonga Phase 3 and Erha

North Phase 2 projects in Nigeria, and the Corrib gas field in Ireland. We also extract bitumen from oil sands, which we convert into synthetic crude oil.

We cool natural gas to provide liquefied natural gas (LNG) that can be safely shipped to markets around the world, and we convert gas to liquids (GTL).

Our portfolio of refineries and chemical plants enables us to capture value from the oil and gas that we produce, turning them into a range of refined and petrochemical products, which are moved and marketed around the world for domestic, industrial and transport use. The products we sell include gasoline, diesel, heating oil, aviation fuel, marine fuel, LNG for transport, lubricants, bitumen and sulphur. We also produce and sell ethanol from sugar cane in Brazil, through our Raízen joint venture.

The distinctive Shell pecten, (a trademark in use since the early part of the 20th century), and trademarks in which the word Shell appears, help raise the profile of our brand globally. A strong patent portfolio underlies the technology that we employ in our various businesses. In total, we have about 12,000 granted patents and pending patent applications.

14	STRATEGIC REPORT
	BUSINESS OVERVIEW	SHELL ANNUAL REPORT AND FORM 20-F 2015

BUSINESS OVERVIEW CONTINUED

BUSINESSES AND ORGANISATION

In 2016, the Upstream International and Upstream Americas businesses were reorganised into Integrated Gas and Upstream. Our businesses and organisations described below were in place until December 31, 2015, and are consistent with the discussion of our performance in 2015 and position at December 31, 2015, in this Report.

Upstream International

Our Upstream International business manages Shell’s Upstream activities outside the Americas. It explores for and extracts crude oil, natural gas and natural gas liquids, transports oil and gas, and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream International also manages the LNG and GTL businesses outside the Americas, and markets and trades natural gas, including LNG, outside the Americas. It manages its operations primarily by line of business, with this structure overlaying country organisations. This organisation is supported by activities such as Exploration and New Business Development. See “Upstream” on pages 23-40.

Upstream Americas

Our Upstream Americas business manages Shell’s Upstream activities in North and South America. It explores for and extracts crude oil, natural gas and natural gas liquids, transports oil and gas, and operates the upstream and midstream infrastructure necessary to deliver oil and gas to market. Upstream Americas also extracts bitumen from oil sands that is converted into synthetic crude oil. It manages the LNG business in the Americas, and markets and trades natural gas in the Americas. Additionally, it manages the US-based wind business. It manages its operations by line of business, supported by activities such as Exploration and New Business Development. See “Upstream” on pages 23-40.

Downstream

Our Downstream business manages Shell’s Oil Products activities, comprising Refining, Trading and Supply, Pipelines and Marketing, and Chemicals activities. See “Downstream” on pages 41-47.

Projects & Technology

Our Projects & Technology organisation manages the delivery of our major projects and drives research and innovation to develop new technology solutions. It provides technical services and technology capability covering both Upstream and Downstream activities. It is also responsible for providing functional leadership across Shell in the areas of safety and environment, contracting and procurement, wells activities and CO2 management.

Our future hydrocarbon production depends on the delivery of large and complex projects (see “Risk factors” on page 08). Systematic management of lifecycle technical and non-technical risks is in place for each opportunity, with assurance and control activities embedded throughout the project lifecycle. We focus on the cost-effective delivery of projects through quality commercial agreements, supply-chain management and construction and engineering productivity through effective planning and simplification of delivery processes. Development of our employees’ project management competencies is underpinned by project principles, standards and processes. A dedicated competence framework, training, standards and processes exist for exploration and appraisal activities. In addition, we provide governance support for our non-operated ventures or projects.

SEGMENTAL REPORTING

Our reporting segments at December 31, 2015, were Upstream, Downstream and Corporate. Upstream combines the operating segments Upstream International and Upstream Americas. Upstream and Downstream earnings include their respective elements of Projects & Technology and of trading and supply activities. Corporate comprises Shell’s holdings and treasury organisation, including its self-insurance activities as well as its headquarters and central functions. See Note 4 to the “Consolidated Financial Statements” on page 126.

REVENUE BY BUSINESS SEGMENT (INCLUDING INTER-SEGMENT SALES)			$ MILLION
	2015	2014	2013
Upstream
Third parties	28,480	45,240	47,357
Inter-segment	25,447	47,059	45,512
Total	53,927	92,299	92,869
Downstream
Third parties	236,384	375,752	403,725
Inter-segment	1,362	2,294	702
Total	237,746	378,046	404,427
Corporate
Third parties	96	113	153
Total	96	113	153

REVENUE BY GEOGRAPHICAL AREA (EXCLUDING INTER-SEGMENT SALES)				$ MILLION
	2015	2014		2013
Europe	95,223	154,709		175,584
Asia, Oceania, Africa	95,892	149,869		157,673
USA	50,666	80,133	[A]	79,581	[A]
Other Americas	23,179	36,394	[A]	38,397	[A]
Total	264,960	421,105		451,235

[A] Revised following a reassessment of geographical allocation, resulting in an increase in the USA and a corresponding decrease in Other Americas of $9,320 million in 2014 and $7,029 million in 2013.

With effect from 2016, our reporting segments were amended to align with the reorganisation of the Upstream business and consist of Integrated Gas, Upstream, Downstream and Corporate.

RESEARCH AND DEVELOPMENT

In 2015, research and development expenses were $1,093 million, compared with $1,222 million in 2014, and $1,318 million in 2013. Our main technology centres are in India, the Netherlands and the USA, with other centres in Canada, China, Germany, Norway, Oman and Qatar.

Technology and innovation are essential to our efforts to meet the world’s energy demands in a competitive way. If we do not develop the right technology, do not have access to it or do not deploy it effectively, this could have a material adverse effect on the delivery of our strategy and our licence to operate (see “Risk factors” on page 10). We continuously scan the external environment for technologies and innovations of potential relevance to our business. Our Chief Technology Officer oversees the development and deployment of new and differentiating technologies and innovations across Shell, seeking to align business requirements and technology requirements throughout our technology maturation process.

	STRATEGIC REPORT	15
SHELL ANNUAL REPORT AND FORM 20-F 2015	STRATEGY AND OUTLOOK

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

Meeting the growing demand for energy worldwide in ways that minimise environmental and social impact is a major challenge for the global energy industry. We aim to improve energy efficiency in our own operations, support customers in managing their energy demands and continue to research and develop technologies that increase efficiency and reduce emissions from liquids and natural gas production.

Intense competition exists for access to upstream resources and to new downstream markets. But we believe that our technology, project delivery capability and operational excellence will remain key differentiators for our businesses.

In April 2015, we announced a recommended cash and share offer for BG Group plc (BG), and the transaction was completed on February 15, 2016. It should add significant scale and profitability, particularly in LNG worldwide and deep-water oil and gas in Brazil. It presents an opportunity to accelerate portfolio refocusing through asset sales and reduced spending, resulting in a simpler, more focused company.

With effect from 2016, we have a new upstream organisation that reflects recent changes in our portfolio. This is the platform for integration with BG and will help speed up the streamlining of the portfolio.

In Integrated Gas, we focus on liquefying natural gas (LNG) so that it can be safely shipped to markets around the world, and we convert gas to liquids (GTL).

In Upstream, we focus on exploration for new crude oil and natural gas reserves and on developing major new projects where our technology and know-how add value to the resources holders.

In Downstream, we focus on turning crude oil into a range of refined products, which are moved and marketed around the world for domestic, industrial and transport use. In addition, we produce and sell petrochemicals for industrial use worldwide.

We focus on a series of strategic themes, each requiring distinctive technologies and risk management:

■	Our Downstream businesses in Oil Products and Chemicals are strongly cash-generative with high returns. Our distinctive product offering is underpinned by a strong manufacturing base, and offers growth potential in selective markets, particularly in petrochemicals.
■	Our conventional oil and gas business has strong cash flow and returns potential, typically in mature hydrocarbon provinces. We only make investments in selective growth positions and apply our distinctive technology and operating performance to extend the productive lives of our assets and to enhance their profitability.
■	In deep water, we have leading positions in the Gulf of Mexico, Brazil, Nigeria and Malaysia. Our deep-water operations have significant growth potential from our large undeveloped resource base, and deployment of our technology and capabilities.
■	In Integrated Gas, covering LNG worldwide, and in GTL in Qatar and Malaysia, we have leadership positions in profitable and growing markets. We are making selective investments in new LNG capacity, and continuing to develop new markets for gas.
■	We have substantial positions in both heavy oil and oil and gas plays. These reserves are in production today, with substantial longer-term growth potential.
■	Reflecting the long-term trend in demand growth for lower-carbon energy, we intend to make investments in large-scale and commercial forms of lower-carbon technology and energy, such as natural gas, carbon capture and storage, biofuels, wind and solar energy.

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

Our ability to achieve strategic objectives depends on how we respond to competitive forces (see “Risk factors” on page 08). We continuously assess the external environment – the markets as well as the underlying economic, political, social and environmental drivers that shape them – to anticipate changes in competitive forces and business models. We undertake regular reviews of the markets we operate in, and analyses of our competitors’ strengths and weaknesses to understand our competitive position. We maintain business strategies and plans that focus on actions and capabilities to create and sustain competitive advantage.

OUTLOOK FOR 2016 AND BEYOND

We continuously seek to improve our operating performance, with an emphasis on health, safety, security and environment, asset performance and operating costs.

In 2016, we expect organic capital investment to be around $33 billion in the current environment. We have options to further reduce capital investment, should the evolving market outlook warrant that step. We are being highly selective on new investment decisions. We are leveraging our Projects & Technology organisation’s capabilities and taking opportunities presented by the downturn to reduce both our own costs and costs in the supply chain. Asset sales are a key element of our strategy, improving our capital efficiency by focusing our investments on the most attractive growth opportunities. Divestments of non-strategic assets in 2014-15 totalled over $20 billion, successfully completing our divestment programme for that period. We expect divestments to increase to $30 billion for 2016-2018.

In addition, we expect the combination with BG to generate pre-tax synergies of $3.5 billion in operating and exploration expenses in 2018, with further upside potential. A transition organisation is in place to track the delivery of the integration plans, including the expected synergies, identification of further value upside, and move to standardised operating arrangements (see “Risk factors” on page 08).

The statements in this “Strategy and outlook” section, including those related to our growth strategies and our expected or potential future cash flow from operations, capital investment, divestments and production, are based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. See “About this Report” on page 05 and “Risk factors” on pages 08-12. Forward-looking information includes the impact of the BG acquisition.

16	STRATEGIC REPORT
	MARKET OVERVIEW	SHELL ANNUAL REPORT AND FORM 20-F 2015

MARKET OVERVIEW

We maintain a large business portfolio across a fully-integrated value chain and are therefore exposed to oil, gas and product prices as well as refining, chemicals and marketing margins (see “Risk factors” on page 08). This diversified portfolio helps us mitigate the impact of price volatility. Our annual planning cycle and periodic portfolio reviews aim to ensure that our levels of capital investment and operating expenses are affordable in the context of a volatile price environment. We test the resilience of our projects and other opportunities against a range of oil and gas prices. We also maintain a strong balance sheet to provide resilience in times of fluctuating oil and gas prices.

GLOBAL ECONOMIC GROWTH

According to the International Monetary Fund’s (IMF) January 2016 World Economic Outlook, global economic growth was 3.1% in 2015. This fell short of the IMF’s forecast of 3.5% made at the beginning of 2015. Lower than expected economic growth in the USA and China, together with recessions in Brazil and Russia, contributed to lower global economic growth than forecast.

The IMF estimated that the eurozone economy grew by 1.5% in 2015, compared with 0.9% in 2014, US economic growth was 2.5%, compared with 2.4% in 2014, while Chinese economic growth slowed from 7.3% in 2014 to 6.9%. The average economic growth rate for emerging markets and developing economies was 4.0%, compared with 4.6% in 2014.

The IMF expects global economic growth to rise to 3.4% in 2016, but that would still be less than the annual average of 3.7% for the previous 10 years.

GLOBAL OIL AND GAS DEMAND AND SUPPLY

Reflecting the combination of the economic conditions described above and of low crude oil prices during the year, global oil demand rose by 1.8% (1.7 million barrels per day (b/d)) in 2015, according to the International Energy Agency’s (IEA) January 2016 Oil Market Report. This annual oil demand growth was the highest since 2005. Lower crude oil prices are thought to have triggered additional demand not only from end-consumers, for example in the USA, but also strategic petroleum reserves building in Asia, particularly China. Demand grew in emerging and advanced economies.

The Brent crude oil price, an international crude-oil benchmark, averaged $52/b, the lowest level since 2005. As in 2014, oil supply continued to grow faster than demand. On the non-OPEC supply side, the US Energy Information Administration reported another year of continued supply growth albeit at a slower pace. Daily production in the USA declined in the second half of 2015, as light tight oil producers drilled fewer wells in response to lower prices. However, ongoing technical improvements and increased focus on the most productive areas helped increase recovery per well. OPEC oil production grew by 1 million b/d year-on-year driven primarily by Saudi Arabia and Iraq. At the June and December OPEC meetings, it was decided not to reduce production in support of oil prices. The market interpreted these decisions as an increased risk of oversupply: crude oil prices remained low and ended the year at around $36/b for Brent compared with $54/b at the start of the year.

We estimate that global gas demand grew by less than 1% in 2015, which is much lower than the average annual growth rate of about 2.3% in the past decade. A combination of mild weather and continued moderate global economic growth led to a lower rate of demand growth in most regions. We believe that most of the growth in demand was in the USA with an estimated 10% increase over 2014, driven by its power generation and industrial sectors. Asian gas demand growth weakened in the key markets of China, Japan and Korea. Chinese demand in the first nine months of 2015 grew by only 3% year-on-year, compared with the average

15% growth seen in previous years. Gas demand across the European Union is expected to have increased by about 7% in 2015 compared with 2014, according to the latest forecast from gas industry association Eurogas. The first half of 2015 saw a significant increase of approximately 9% in gas demand, compared with the same period in 2014.

CRUDE OIL AND NATURAL GAS PRICES

The following table provides an overview of the main crude oil and natural gas price markers that we are exposed to:

OIL AND GAS AVERAGE INDUSTRY PRICES [A]
	2015	2014	2013
Brent ($/b)	52	99	109
West Texas Intermediate ($/b)	49	93	98
Henry Hub ($/MMBtu)	2.6	4.3	3.7
UK National Balancing Point (pence/therm)	43	50	68
Japan Customs-cleared Crude ($/b)	55	105	110

[A] Yearly average prices are based on daily spot prices. The 2015 average price for Japan Customs-cleared Crude excludes December data.

The Brent crude oil price traded in a range of $35-67/b in 2015, ending the year at about $36/b. Both the Brent and the West Texas Intermediate (WTI) average crude oil prices for 2015 were lower than in 2014, as a result of demand growth being outpaced by continued supply growth, which has resulted in crude oil and oil products inventory levels well above their historical five-year averages.

On a yearly average basis, WTI traded at a $3/b discount to Brent in 2015, compared with $6/b in 2014. The discount widened during the spring US refinery maintenance season to about $13/b as a consequence of reduced refinery crude oil intake and therefore higher crude oil inventory levels in the landlocked Cushing, Oklahoma, trading hub. Towards the end of the year, Brent and WTI crude oil prices were nearly equal.

Looking ahead, significant price volatility can be expected in the short to medium term. Crude oil prices may strengthen if the global economy accelerates, or if supply tightens as a result of a further deceleration in non-OPEC production growth due to the current price weakness, if OPEC countries reduce their production levels, or if supply disruptions occur in major producing countries. Alternatively, crude oil prices may weaken further if economic growth slows or production continues to rise, for example from Iran after the lifting of sanctions.

Unlike crude oil pricing, which is global in nature, natural gas prices vary significantly from region to region. In the USA, the natural gas price at the Henry Hub averaged $2.6 per million British thermal units (MMBtu) in 2015, 40% lower than in 2014, and traded in a range of $1.5-3.3/MMBtu. The year 2015 began with normal winter weather and gas at the Henry Hub traded between $2 and 3.3/MMBtu through the first half of the year. But robust growth in gas production and normal weather in the summer led to a gradual decline in prices during the second half as gas in storage reached a record high of some 4 trillion cubic feet by November 2015. A relatively very warm start of the 2015-2016 winter season led to a steep decline in Henry Hub prices which then remained below $2/MMBtu for prolonged periods. In the longer term, the US market may tighten due to exports of liquefied natural gas (LNG).

In Europe, natural gas prices fell during 2015. The average natural gas price at the UK National Balancing Point was 14% lower than in 2014. At the main continental European gas trading hubs – in the Netherlands, Belgium and Germany – prices were similarly weak. Lower prices reflected ample supply which was in part driven by lower oil-indexed contract prices.

	STRATEGIC REPORT	17
SHELL ANNUAL REPORT AND FORM 20-F 2015	MARKET OVERVIEW

Weather, a key driver for gas demand, was mixed during the year with unusually mild temperatures in the fourth quarter.

We also produce and sell natural gas in regions where supply, demand and regulatory circumstances differ markedly from those in the USA or Europe. Long-term contracted LNG prices in Asia-Pacific generally fell in 2015 as they are predominantly indexed to the price of Japan Customs-cleared Crude (JCC), which has fallen as global crude oil prices have weakened.

CRUDE OIL AND NATURAL GAS PRICE ASSUMPTIONS

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the robustness and, ultimately, the accuracy of our price assumptions (see “Risk factors” on page 08). The range of possible future crude oil and natural gas prices used in project and portfolio evaluations is determined after a rigorous assessment of short, medium and long-term market drivers. Historical analyses, trends and statistical volatility are considered in this assessment, as are analyses of market fundamentals such as possible future economic conditions, geopolitics, actions by OPEC and other major resource holders, production costs and the balance of supply and demand. Sensitivity analyses are used to test the impact of low-price drivers, such as economic weakness, and high-price drivers, such as strong economic growth and low investment in new production capacity. Short-term events, such as relatively warm winters or cool summers, affect demand. Supply disruptions, due to weather or political instability, contribute to price volatility.

REFINING AND PETROCHEMICAL MARGINS

REFINING MARKER AVERAGE INDUSTRY GROSS MARGINS			($/B)
	2015	2014	2013
US West Coast	19.4	9.5	8.7
US Gulf Coast Coking	10.6	5.5	3.9
Rotterdam Complex	4.7	1.3	1.4
Singapore	4.7	(0.1)	(1.0)

Industry gross refining margins were higher on average in 2015 than in 2014 in each of the key refining hubs in Europe, Singapore and the USA. Oil products demand growth was stronger globally, driven in part by the sustained lower crude oil price environment compared with 2014. The refining industry has seen a period of generally tightening capacity, reducing the overcapacity that has been observed for several years. However, the improved gross margins have probably delayed some further capacity rationalisation, especially in Europe.

In 2016, demand for gasoline is expected to be a key driver of gross refining margins, especially in the middle of the year, supported by demand for middle distillates. The overall outlook remains unclear because of continuing economic uncertainty, geopolitical tensions in some regions that could lead to supply disruptions, and continued overcapacity in the global refining market.

CRACKER INDUSTRY MARGINS		($/TONNE)
	2015	2014	2013
North East/South East Asia naphtha	463	296	132
Western Europe naphtha	617	613	548
US ethane	498	798	770

In Chemicals, Asian naphtha cracker margins increased in 2015 compared with 2014 due to periods of reduced cracker availability. European naphtha cracker margins remained high in 2015, supported by periods of low cracker availability. US ethane cracker margins were significantly lower due to a narrower differential between crude oil prices and US natural gas prices.

The outlook for petrochemicals in 2016 will depend on economic growth, especially in Asia, and developments in relative raw material prices which will be influenced by crude oil prices.

18	STRATEGIC REPORT
	SUMMARY OF RESULTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

SUMMARY OF RESULTS

KEY STATISTICS	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

	2015	2014	2013
Earnings by segment [A]
Upstream	(5,663)	15,841	12,638
Downstream	10,243	3,411	3,869
Corporate	(425)	(156)	372
Total segment earnings [A][B]	4,155	19,096	16,879
Attributable to non-controlling interest	(313)	(55)	(134)
Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders [B]	3,842	19,041	16,745
Capital investment [B]	28,861	37,339	46,041
Divestments [B]	5,540	15,019	1,738
Operating expenses [B]	41,144	45,225	44,379
Return on average capital employed [B]	1.9%	7.1%	7.9%
Gearing at December 31 [C]	14.0%	12.2%	16.1%
Proved oil and gas reserves at December 31 (million boe)	11,747	13,081	13,944

[A] Segment earnings are presented on a current cost of supplies basis. See Note 4 to the “Consolidated Financial Statements” on pages 127-128.

[B] See “Non-GAAP measures reconciliations and other definitions” on pages 198-199.

[C] See Note 14 to the “Consolidated Financial Statements” on page 134.

EARNINGS 2015-2014

Global realised liquids prices in 2015 were 48% lower than in 2014. Global realised natural gas prices were 27% lower than in 2014. Oil and gas production available for sale in 2015 was 2,954 thousand barrels of oil equivalent per day (boe/d) compared with 3,080 thousand boe/d in 2014. Liquids production increased by 2% and natural gas production decreased by 9% compared with 2014.

Realised refining margins were significantly higher in 2015 than in 2014, driven by stronger industry gross margins and improved availability early in 2015, which allowed our refineries to capitalise on the strong margin environment.

Earnings on a current cost of supplies basis (CCS earnings) exclude the effect of changes in the oil price on inventory valuation, as the purchase price of the volumes sold during a period is based on the current cost of supplies during the same period, after making allowance for the tax effect. Accordingly, when oil prices increase during the period, CCS earnings are likely to be lower than earnings calculated on a first-in first-out (FIFO) basis. Similarly, in a period with declining oil prices, CCS earnings are likely to be higher than earnings calculated on a FIFO basis. This explains why 2015 CCS earnings attributable to shareholders were higher than income attributable to shareholders calculated on a FIFO basis, as shown in “Non-GAAP measures and other definitions” on page 198.

CSS earnings attributable to Royal Dutch Shell plc shareholders were $3,842 million in 2015 compared with $19,041 million in 2014.

Upstream earnings in 2015 were a loss of $5,663 million, compared with an income of $15,841 million in 2014. Lower earnings in 2015 reflected the significant decline in oil and gas prices, charges associated with management’s decision to cease Alaska drilling activities for the foreseeable future and the Carmon Creek project in Canada, higher impairment charges, lower divestment gains and the weakening of the Australian dollar and Brazilian real on deferred tax positions, partly offset by lower operating expenses and depreciation, depletion and amortisation. See “Upstream” on page 23.

Downstream earnings in 2015 were $10,243 million compared with $3,411 million in 2014. The increase was principally driven by lower operating expenses, as a result of favourable exchange rates and divestments, higher realised refining margins, and a lower effective tax rate, together with lower impairment charges and higher divestment gains. See “Downstream” on pages 41-42.

Corporate earnings in 2015 were a loss of $425 million, compared with a loss of $156 million in 2014. See “Corporate” on page 48.

As set out in Note 4 to the “Consolidated Financial Statements” on page 127, earnings included a taxation charge of $493 million in 2015, compared with $15,038 million in 2014. This reduction was due to the significant tax credits associated with the impairment charges, and other charges related to ceasing activities in Alaska and the Carmon Creek project, and to the overall reduction in Upstream earnings before taxation as a result of lower oil and gas prices.

EARNINGS 2014-2013

CCS earnings attributable to shareholders in 2014 were 14% higher than in 2013.

Upstream earnings in 2014 were $15,841 million, compared with $12,638 million in 2013. The increase was mainly driven by increased contributions from liquids production volumes, higher divestment gains, lower exploration expenses, increased contributions from Trading and Supply and lower impairment charges. These effects were partially offset by the impact of declining oil prices and higher depreciation (excluding impairments).

Downstream earnings in 2014 were $3,411 million compared with $3,869 million in 2013, reflecting significantly higher charges for impairment which were partially offset by higher realised refining margins, higher earnings from Trading and Supply and lower operating expenses.

Corporate earnings in 2014 were a loss of $156 million, compared with a gain of $372 million in 2013.

CAPITAL INVESTMENT AND OTHER INFORMATION

Capital investment was $28.9 billion in 2015, compared with $37.3 billion in 2014, reflecting our decision to curtail spending. See “Upstream” on page 24 and “Downstream” on page 42.

Divestments were $5.5 billion in 2015, compared with $15.0 billion in 2014. See “Upstream” on page 24 and “Downstream” on page 42.

	STRATEGIC REPORT	19
SHELL ANNUAL REPORT AND FORM 20-F 2015	SUMMARY OF RESULTS

The decrease in operating expenses from $45.2 billion in 2015 to $41.1 billion in 2014 included favourable exchange rate effects and the impact of divestments. See “Upstream” on page 23 and “Downstream” on page 41.

Our return on average capital employed (ROACE) decreased to 1.9% compared with 7.1% in 2014, due to lower earnings. In 2015, 31% of our average capital employed was not generating any revenue, which reduced our ROACE by 1%. These assets included projects being developed and exploration acreage.

Gearing was 14.0% at the end of 2015, compared with 12.2% at the end of 2014. Debt and cash increased by $12.8 billion and $10.1 billion respectively, and total equity decreased by $8.7 billion. See “Liquidity and capital resources” on page 50.

PROVED RESERVES AND PRODUCTION

Shell subsidiaries’ and the Shell share of joint ventures and associates’ estimated net proved oil and gas reserves are summarised in “Upstream” on pages 25-26 and set out in more detail in “Supplementary information – oil and gas (unaudited)” on pages 153-161.

In 2015, proved reserves before taking production into account decreased by 220 million boe, of which 157 million boe came from Shell subsidiaries and 63 million boe from the Shell share of joint ventures and associates, including a net reduction from sales and purchases of 84 million boe. The proved reserves changes in 2015 included an addition of 600 million boe as a result of an increased entitlement share due to the lower yearly average price applied to production-sharing contracts (PSC) and tax/variable royalty contracts.

In 2015, total oil and gas production was 1,114 million boe, of which 1,078 million boe was available for sale and 36 million boe was consumed in operations. Production available for sale from subsidiaries was 880 million boe and 27 million boe was consumed in operations. The Shell share of the production available for sale of joint ventures and associates was 198 million boe and 9 million boe was consumed in operations.

Accordingly, after taking production into account, our proved reserves decreased in 2015 by 1,334 million boe to 11,747 million boe at December 31, 2015, with a decrease of 1,064 million boe from subsidiaries and a decrease of 270 million boe from the Shell share of joint ventures and associates.

KEY ACCOUNTING ESTIMATES AND JUDGEMENTS

See Note 2 to the “Consolidated Financial Statements” on pages 120-125.

LEGAL PROCEEDINGS

See Note 25 to the “Consolidated Financial Statements” on page 151.

PUBLICATION OF PROFIT ESTIMATES

In our update on fourth quarter 2015 and full year 2015 unaudited results published on January 20, 2016, we made the following profit estimates for the full year 2015:

■	Earnings on a CCS basis were expected to be in the region of $10.4-10.7 billion excluding “identified items”.
■	Income attributable to Royal Dutch Shell plc shareholders was expected to be in the region of $1.6-2.0 billion.

The actual results for the full year 2015, in respect of the above profit estimates, were within the ranges stated above, and were as follows:

■	Earnings on a CCS basis were $10,676 million, excluding a net charge in Upstream of $7,443 million (see “Upstream” on page 23), a net gain of $495 million in Downstream (see “Downstream” on pages 41-42) and a net gain in Corporate of $114 million.
■	Income attributable to Royal Dutch Shell plc shareholders was $1,939 million. See “Non-GAAP measures reconciliations and other definitions” on page 198.

20	STRATEGIC REPORT
	PERFORMANCE INDICATORS	SHELL ANNUAL REPORT AND FORM 20-F 2015

PERFORMANCE INDICATORS

KEY PERFORMANCE INDICATORS

Total shareholder return
2015 -29.9%	2014 -3.0%

Total shareholder return (TSR) is the difference between the share price at the beginning of the year and the share price at the end of the year (each averaged over 30 days), plus gross dividends delivered during the calendar year (reinvested quarterly), expressed as a percentage of the share price at the beginning of the year (averaged over 30 days). The data used are a weighted average in dollars for A and B shares. The TSRs of major publicly-traded oil and gas companies can be compared directly, providing a way to determine how we are performing in relation to our industry peers.

Net cash from operating activities ($ billion)
2015 30	2014 45

Net cash from operating activities is the total of all cash receipts and payments associated with our sales of oil, gas, chemicals and other products. The components that provide a reconciliation from income for the period are listed in the “Consolidated Statement of Cash Flows”. This indicator reflects our ability to generate cash for both distributions to shareholders and investments. See “Liquidity and capital resources” on page 49.

Project delivery
2015 82%	2014 83%

Project delivery reflects our capability to complete major projects on time and within budget on the basis of targets set in our annual Business Plan. The set of projects consists of at least 20 Shell-operated capital projects that are in the execution phase (post final investment decision) and are reflected in the above index.

Production available for sale (thousand boe/d)
2015 2,954	2014 3,080

Production is the sum of all average daily volumes of unrefined oil and natural gas produced for sale by Shell subsidiaries and Shell’s share of those produced for sale by joint ventures and associates. The unrefined oil comprises crude oil, natural gas liquids, synthetic crude oil and bitumen. The gas volume is converted into equivalent barrels of oil to make the summation possible. Changes in production have a significant impact on our cash flow. See “Upstream” on page 24.

Equity sales of liquefied natural gas (million tonnes)
2015 22.6	2014 24.0

Equity sales of liquefied natural gas (LNG) is a measure of the operational performance of our Upstream business and LNG market demand. See “Upstream” on page 24.

Refinery and chemical plant availability
2015 89.3%	2014 92.1%

Refinery and chemical plant availability is the weighted average of the actual uptime of plants as a percentage of their maximum possible uptime. The weighting is based on the capital employed, adjusted for cash and non-current liabilities. It excludes downtime due to uncontrollable factors, such as hurricanes. This indicator is a measure of the operational excellence of our Downstream manufacturing facilities. See “Downstream” on page 42.

Total recordable case frequency (injuries per million working hours)
2015 0.94	2014 0.99

Total recordable case frequency (TRCF) is the number of staff or contractor injuries requiring medical treatment or time off for every million hours worked. It is a standard measure of occupational safety. See “Environment and society” on pages 53-54.

	STRATEGIC REPORT	21
SHELL ANNUAL REPORT AND FORM 20-F 2015	PERFORMANCE INDICATORS

ADDITIONAL PERFORMANCE INDICATORS

Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders ($ million)
2015 3,842	2014 19,041
Earnings per share on a current cost of supplies basis ($)
2015 0.61	2014 3.02

Earnings on a current cost of supplies basis (CCS earnings) attributable to Royal Dutch Shell plc shareholders is the income for the period, adjusted for the after-tax effect of oil-price changes on inventory and non-controlling interest. See “Summary of results” on page 18.

CCS earnings per share, which is on a diluted basis above, is calculated by dividing CCS earnings attributable to shareholders by the average number of shares outstanding over the year, increased by the average number of dilutive shares related to share-based compensation plans.

Capital investment ($ million)
2015 28,861	2014 37,339

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as capital expenditure and investments in joint ventures and associates as reported in the “Consolidated Statement of Cash Flows” plus exploration expense, excluding exploration wells written off, new finance leases and other adjustments. See “Liquidity and capital resources” on page 52 and “Non-GAAP measures reconciliations and other definitions” on page 198.

Capital investment has replaced net capital investment as a performance indicator and is aligned with the basis for capital allocation in our annual Business Plan.

Return on average capital employed
2015 1.9%	2014 7.1%

Return on average capital employed (ROACE) is defined as annual income, adjusted for after-tax interest expense, as a percentage of average capital employed during the year. Capital employed is the sum of total equity and total debt. ROACE measures the efficiency of our utilisation of the capital that we employ and is a common measure of business performance. See “Summary of results” on page 19 and “Non-GAAP measures reconciliations and other definitions” on page 199.

Gearing
2015 14.0%	2014 12.2%

Gearing is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), at December 31. It is a measure of the degree to which our operations are financed by debt. See “Liquidity and capital resources” on page 50.

Employees (thousand)
2015 93	2014 94

The employees indicator consists of the annual average full-time employee equivalent of the total number of people on full-time or part-time employment contracts with Shell subsidiaries, including our share of employees of certain additional joint operations. See “Our people” on page 60.

Proved oil and gas reserves (million boe)
2015 11,747	2014 13,081

Proved oil and gas reserves are the total estimated quantities of oil and gas from Shell subsidiaries and Shell’s share from joint ventures and associates that geoscience and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs, at December 31, under existing economic conditions, operating methods and government regulations. Gas volumes are converted into barrels of oil equivalent (boe) using a factor of 5,800 standard cubic feet per barrel. Reserves are crucial to an oil and gas company, since they constitute the source of future production. Reserves estimates are subject to change due to a wide variety of factors, some of which are unpredictable. See “Summary of results” on page 19.

Operational spills of more than 100 kilograms
2015 108	2014 153

The operational spills indicator is the number of incidents in respect of activities where we are the operator in which 100 kilograms or more of oil or oil products were spilled as a result of those activities. See “Environment and society” on page 56.

Refining Energy Intensity Index (EIITM) (indexed to 2002)
2015 95.4	2014 94.9

The Energy Intensity Index (EIITM), as described in Solomon Associates Refinery Comparative Performance Analysis Methodology 2014, is a benchmark to compare energy efficiency of fuel refineries and paraffinic base oil plants. The Solomon EIITM is defined as the energy consumed by a refinery divided by the energy standard for the specific individual refinery configuration. See “Environment and society” on page 56.

Direct greenhouse gas emissions (million tonnes of CO2 equivalent)
2015 72	2014 76

Direct greenhouse gas emissions from facilities operated by Shell, expressed in CO2 equivalent. See “Environment and society” on pages 55-56.

Number of operational Tier 1 process safety events
2015 51	2014 57

A Tier 1 process safety event is an unplanned or uncontrolled release of any material, including non-toxic and non-flammable materials, from a process with the greatest actual consequence resulting in harm to members of our workforce or a neighbouring community, damage to equipment, or exceeding a threshold quantity as defined by the API Recommended Practice 754 and IOGP Standard 456. See “Environment and society” on pages 53-54.

22	STRATEGIC REPORT
	SELECTED FINANCIAL DATA	SHELL ANNUAL REPORT AND FORM 20-F 2015

SELECTED FINANCIAL DATA

The selected financial data set out below are derived, in part, from the “Consolidated Financial Statements”. This data should be read in conjunction with the “Consolidated Financial Statements” and related Notes, as well as with this Strategic Report.

CONSOLIDATED STATEMENT OF INCOME AND OF COMPREHENSIVE INCOME DATA	$ MILLION

	2015	2014	2013	2012	2011
Revenue	264,960	421,105	451,235	467,153	470,171
Income for the period	2,200	14,730	16,526	26,960	31,093
Income/(loss) attributable to non-controlling interest	261	(144)	155	248	267
Income attributable to Royal Dutch Shell plc shareholders	1,939	14,874	16,371	26,712	30,826
Comprehensive (loss)/income attributable to Royal Dutch Shell plc shareholders	(811)	2,692	18,243	24,470	26,250

CONSOLIDATED BALANCE SHEET DATA	$ MILLION

	2015	2014	2013	2012	2011
Total assets	340,157	353,116	357,512	350,294	337,474
Total debt	58,379	45,540	44,562	37,754	37,175
Share capital	546	540	542	542	536
Equity attributable to Royal Dutch Shell plc shareholders	162,876	171,966	180,047	174,749	158,480
Non-controlling interest	1,245	820	1,101	1,433	1,486

EARNINGS PER SHARE	$

	2015	2014	2013	2012	2011
Basic earnings per €0.07 ordinary share	0.31	2.36	2.60	4.27	4.97
Diluted earnings per €0.07 ordinary share	0.30	2.36	2.60	4.26	4.96

SHARES	MILLION

	2015	2014	2013	2012	2011
Basic weighted average number of A and B shares	6,320.3	6,311.5	6,291.1	6,261.2	6,212.5
Diluted weighted average number of A and B shares	6,393.8	6,311.6	6,293.4	6,267.8	6,221.7

OTHER FINANCIAL DATA	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

	2015	2014	2013	2012	2011
Net cash from operating activities	29,810	45,044	40,440	46,140	36,771
Dividends paid to Royal Dutch Shell plc shareholders	9,370	9,444	7,198	7,390	6,877
Increase/(decrease) in cash and cash equivalents	10,145	11,911	(8,854)	7,258	(2,152)
Earnings by segment [A]
Upstream	(5,663)	15,841	12,638	22,244	24,466
Downstream	10,243	3,411	3,869	5,382	4,170
Corporate	(425)	(156)	372	(203)	102
Total segment earnings	4,155	19,096	16,879	27,423	28,738
Attributable to non-controlling interest	(313)	(55)	(134)	(259)	(205)
Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders [A][B]	3,842	19,041	16,745	27,164	28,533
Capital investment [A][B]	28,861	37,339	46,041	36,761	31,051
Divestments [A][B]	5,540	15,019	1,738	6,958	7,548
Operating expenses [A][B]	41,144	45,225	44,379	41,987	42,035
Return on average capital employed [A][B]	1.9%	7.1%	7.9%	13.6%	16.6%
Gearing at December 31 [A]	14.0%	12.2%	16.1%	9.8%	13.9%

[A] See “Summary of results” on pages 18-19.

[B] See “Non-GAAP measures reconciliations and other definitions” on pages 198-199. Divestments include proceeds from sale of interests in Shell Midstream Partners, L.P.

	STRATEGIC REPORT	23
SHELL ANNUAL REPORT AND FORM 20-F 2015	UPSTREAM

UPSTREAM

KEY STATISTICS	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2015	2014	2013
Segment earnings [A]	(5,663)	15,841	12,638
Including:
Revenue (including inter-segment sales) [A]	53,927	92,299	92,869
Share of profit of joint ventures and associates [A]	1,962	5,502	6,120
Interest and other income [A]	2,356	4,029	659
Operating expenses [B]	19,828	22,003	20,612
Exploration	5,719	4,224	5,278
Depreciation, depletion and amortisation [A]	23,001	17,868	16,949
Taxation charge [A]	10	15,277	17,803
Capital investment [B]	23,527	31,293	40,303
Divestments [B]	2,747	10,589	1,086
Oil and gas production available for sale (thousand boe/d)	2,954	3,080	3,199
Equity sales of LNG (million tonnes)	22.6	24.0	19.6
Proved oil and gas reserves at December 31 (million boe)	11,747	13,081	13,944

[A] See Note 4 to the “Consolidated Financial Statements” on page 127.

[B] See “Non-GAAP measures reconciliations and other definitions” on pages 198-199.

OVERVIEW

Our Upstream businesses explore for and extract crude oil and natural gas, often in joint arrangements with international and state-owned oil and gas companies. We also extract bitumen from mined oil sands which we convert into synthetic crude oil. We liquefy natural gas by cooling it and transport the liquefied natural gas (LNG) to customers around the world. We also convert natural gas to liquids (GTL) to provide high-quality fuels and other products, and we market and trade crude oil and natural gas (including LNG) in support of our Upstream businesses.

BUSINESS CONDITIONS

Global oil demand rose by 1.8% (1.7 million barrels per day (b/d)) in 2015, according to the International Energy Agency’s January 2016 Oil Market Report. The Brent crude oil price averaged $52/b, the lowest level since 2005. It traded in a range of $35-67/b in 2015, ending the year at about $36/b. See “Market overview” on pages 16-17.

We estimate that global gas demand grew by less than 1% in 2015, which is much lower than the average annual growth rate of about 2.3% in the past decade. In the USA, the natural gas price at the Henry Hub averaged $2.6 per million British thermal units (MMBtu) in 2015, 40% lower than in 2014, and traded in a range of $1.5-3.3/MMBtu. In Europe, natural gas prices fell during 2015. The average natural gas price at the UK National Balancing Point was 14% lower than in 2014. At the main continental European gas trading hubs – in the Netherlands, Belgium and Germany – prices were similarly weak. See “Market overview” on pages 16-17.

EARNINGS 2015-2014

Segment earnings in 2015 were a loss of $5,663 million, which included a net charge of $7,443 million. This net charge included $4,616 million in the third quarter related to impairments, redundancy and restructuring, and other items such as contract provisions and well write-offs, associated with management’s decision in the quarter to cease Alaska drilling activities for the foreseeable future and the Carmon Creek project in Canada. Charges for Alaska were $2,584 million, which included $755 million associated with well write-offs, and charges for Carmon Creek were $2,032 million. The net charge also reflected other impairment charges of some $4,575 million, principally triggered by the downward revision of our long-term oil and gas price outlook. These charges were partly offset by net gains on divestments of around $1,640 million and a credit of $604 million reflecting a statutory tax rate reduction in the UK. Other net charges of

$496 million related to the negative impact of a statutory tax rate change in Canada, redundancy and restructuring costs and the impact of fair value accounting of certain commodity derivatives and gas contracts.

Segment earnings in 2014 of $15,841 million included a net charge of $664 million, reflecting impairment charges of $2,406 million and further charges of $718 million related to an update of an Australian deferred tax asset and a deferred tax liability related to an associate company. These charges were partly offset by divestment gains of $2,073 million, the net effect of fair value accounting of commodity derivatives and certain gas contracts and the impact of amendments to our Dutch pension plan.

Excluding the net charges as described above, segment earnings in 2015 decreased by 89% compared with 2014. Earnings were principally impacted by the significant decline in oil and gas prices (around $15,875 million) and the effect of the weakening of the Australian dollar and Brazilian real on deferred tax positions (around $440 million in total). Earnings benefited from lower operating expenses, including favourable exchange rate effects and divestments (around $1,655 million in total), and decreased depreciation, depletion and amortisation (around $515 million). Integrated Gas contributed significantly (around $5.2 billion) to 2015 earnings. Upstream Americas incurred a loss in 2015, primarily driven by low oil and gas prices and the weakening of the Brazilian real, and partly offset by lower operating expenses and a more liquids-based production mix.

Global realised liquids prices were 48% lower than in 2014. Global realised gas prices were 27% lower than in 2014, with a 47% decrease in the Americas and a 24% decrease outside the Americas.

EARNINGS 2014-2013

Segment earnings in 2014 of $15,841 million included a net charge of $664 million, as described above. Segment earnings in 2013 of $12,638 million included a net charge of $2,479 million, primarily related to the impairment of liquids-rich shale properties in North America, partly offset by net tax credits and gains on divestments.

Excluding the net charges described above, segment earnings in 2014 increased by 9% compared with 2013, driven by increased contributions from liquids production volumes from both the start-up of new high-margin deep-water projects and improved operational performance. Earnings also

24	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2015

UPSTREAM CONTINUED

reflected lower exploration expenses, primarily driven by fewer well write-offs, and increased contributions from Trading and Supply. Earnings were impacted by declining oil prices, losses in Upstream Americas tight-gas and liquids-rich shale, and higher depreciation.

CAPITAL INVESTMENT AND DIVESTMENTS

Capital investment in 2015 was $23.5 billion compared with $31.3 billion in 2014, reflecting our decision to curtail spending by reducing the number of new investment decisions and pursuing lower-cost development solutions.

Divestments in 2015 were $2.7 billion in 2015, compared with $10.6 billion in 2014. Divestments in 2015 were mainly from the sale of OMLs 18, 29, 71 and 72, and the Nembe Creek Trunk Line (NCTL) in Nigeria, and of our interest in Elba Liquefaction Company, LLC (Elba Liquefaction). In 2014, divestments related to a portion of our shareholding in Woodside and our interest in Wheatstone in Australia, to part of our interest in Parque das Conchas (BC-10) in Brazil and to Haynesville and Pinedale in the USA.

PORTFOLIO AND BUSINESS DEVELOPMENT

We took the following key portfolio decisions in 2015:

■	In April 2015, the Boards of the Company and BG Group plc (BG) announced that they had reached agreement on the terms of a recommended cash and share offer to be made by the Company for BG. In January 2016, shareholders of both the Company and BG voted in favour of the transaction, which was completed on February 15, 2016. See “Strategy and outlook” on page 15.
■	Offshore Alaska, we drilled the Burger J well to target depth as planned. The well was considered a dry hole, with minor oil and gas shows, and the result renders the Burger prospect uneconomic. This, combined with the current economic and regulatory environment, led us to cease further exploration activity offshore Alaska for the foreseeable future.
■	In Canada, we announced that we will not continue construction of the 80 thousand barrels of oil equivalent per day (boe/d) Carmon Creek thermal in-situ project (Shell interest 100%). After a careful review of the project, it was determined that it does not rank in our portfolio.
■	In Malaysia, the LNG Dua JVA expired and we transferred our 15% shareholding to PETRONAS, in accordance with the original JVA terms. With the expiry of the Malaysia LNG Dua production-sharing contract (PSC), we handed over the operatorship and our 50% interest to PETRONAS.
■	We took one major final investment decision (FID) and postponed a number of FIDs. We decided to advance the Appomattox deep-water development (Shell interest 79%) in the Gulf of Mexico, USA. Appomattox will initially produce from the Appomattox and Vicksburg fields, with peak production estimated to be 175 thousand boe/d.

In January 2016, in the United Arab Emirates, we decided to exit the joint development of the Bab sour gas reservoirs (Shell interest 40%) with Abu Dhabi National Oil Company (ADNOC) in the emirate of Abu Dhabi, and to stop further work on the project. The development of the project no longer fits with our strategy, particularly in view of the economic climate prevailing in the energy industry.

In February 2016, we announced that we postponed the FID on the Bonga South West deep-water project in Nigeria and that, together with our partners, we elected to postpone the FID of the proposed LNG project in Canada to late 2016.

We achieved the following operational milestones in 2015:

■	In Nigeria, Shell Nigeria Exploration and Production Company Ltd (SNEPCO) announced the first production from the Bonga Phase 3 project

(Shell interest 55%). Bonga Phase 3 is an expansion of the Bonga Main development, with peak production expected to be about 50 thousand boe/d. The oil will be transported through existing pipelines to the Bonga floating production, storage and offloading facility (FPSO), which has the capacity to produce more than 200 thousand barrels of oil and 150 million standard cubic feet (scf) of gas per day.

■	Also in Nigeria, Erha North Phase 2 began production. Erha North Phase 2 (Shell interest 43.75%) is a deep-water subsea development situated 100 kilometres offshore, in 1,000 metres of water, 6 kilometres north of the Erha field.
■	In Ireland, we achieved first production from the Corrib gas field (Shell interest 45%). At peak production, the Corrib gas field is expected to produce around 45 thousand boe/d.
■	In Australia, the partners in the Browse joint arrangement agreed to enter the front-end engineering and design (FEED) phase for the proposed non-operated Browse floating liquefied natural gas (FLNG) development (Shell interest 27%), using Shell FLNG technology. The proposed development is expected to produce around 12 million tonnes per annum (mtpa) of LNG.

In Australia, production of LNG and condensate started at the Gorgon LNG project on Barrow Island, off the northwest coast, in March 2016.

We continued to divest selected assets during 2015, including the following:

■	In Nigeria, we completed the sale of our 30% interest in OMLs 18 and 29 and related facilities in the Eastern Niger Delta, and the NCTL.
■	Also in Nigeria, we completed the sale of our 30% interests in OMLs 71 and 72 to West African Exploration and Production Company Limited, as part of our ongoing portfolio review and optimisation. Both of these blocks were non-producing.
■	In the USA, we sold our 49% interest in Elba Liquefaction to Kinder Morgan, Inc., and exited the Elba Liquefaction project as a result. We retain the rights to 100% of the liquefaction capacity through a tolling arrangement.

In New Zealand, we agreed to sell our 83.75% interest in the Maui natural gas pipeline to First State Investments for a consideration of around $0.2 billion. The transaction is expected to be completed in 2016, subject to regulatory approval.

PRODUCTION AVAILABLE FOR SALE

In 2015, production was 2,954 thousand boe/d compared with 3,080 thousand boe/d in 2014. Liquids production increased by 2% and natural gas production decreased by 9% compared with 2014.

Production in 2015 was impacted by the divestment of a number of assets (mainly shale assets in the USA and OMLs in Nigeria), field declines, curtailment of production at Groningen in the Netherlands, licence expiries in Malaysia in 2015 and Abu Dhabi in 2014, and higher maintenance activities.

These reductions were partly offset by new field start-ups and the continued ramp-up of existing fields, in particular Cardamom and Mars B in the Gulf of Mexico and Bonga in Nigeria, which together contributed approximately 120 thousand boe/d to production in 2015. Positive PSC price effects provided further offset.

EQUITY SALES OF LNG

Equity sales of LNG of 22.6 million tonnes were 6% lower than in 2014, mainly reflecting the expiry of the Malaysia LNG Dua Joint Venture Agreement (JVA), the divestment of a portion of our shareholding in Woodside Petroleum Limited (Woodside) in Australia and increased maintenance activities.

	STRATEGIC REPORT	25
SHELL ANNUAL REPORT AND FORM 20-F 2015	UPSTREAM

PROVED RESERVES

Shell subsidiaries’ and the Shell share of joint ventures and associates’ estimated net proved oil and gas reserves are summarised later in this section on page 33 and set out in more detail in “Supplementary information – oil and gas (unaudited)” on pages 153-161.

In 2015, proved reserves before taking production into account decreased by 220 million boe, of which 157 million boe came from Shell subsidiaries and 63 million boe from the Shell share of joint ventures and associates.

In 2015, after taking production into account, our proved reserves decreased by 1,334 million boe to 11,747 million boe at December 31, 2015.

In order to illustrate the potential impact of falling commodity prices on our 2014 proved reserves base, we replaced the 2014 yearly average price with the 2015 yearly average price in the analysis below, holding all other variables, such as 2014 costs estimates, constant. Applying this methodology, 1,707 million boe of proved reserves would have been excluded from our SEC proved reserves at December 31, 2014, if the 2015 year average price had been used. This negative price effect of 1,707 million boe was the combined result of a decrease of 2,080 million boe due to earlier economic cut-off, a decrease of 279 million boe due to proved undeveloped reserves (PUD) no longer being economic, and an increase of 652 million boe due to a higher entitlement share as a result of the lower yearly average price. The 1,707 million boe negative price effect includes reductions of 446 million boe of proved reserves for Carmon Creek, and 950 million boe for Muskeg River Mine, both in Canada. Because of actions we took during 2015, our actual outcome does not reflect this significant price effect. For example, the 2014 proved reserves associated with the Muskeg River Mine remain part of our 2015 proved reserves base because we were able to obtain significant structural cost improvements in 2015 which offset the significant decline in prices.

Shell subsidiaries

Before taking production into account, Shell subsidiaries’ proved reserves decreased by 157 million boe in 2015. This comprised a reduction of 211 million barrels of oil and natural gas liquids and an addition of 54 million boe (315 thousand million scf) of natural gas. The reduction of 157 million boe was the net effect of a reduction of 150 million boe from revisions and reclassifications; an addition of 4 million boe from improved recovery; an addition of 89 million boe from extensions and discoveries; and a net decrease of 100 million boe related to purchases and sales.

After taking into account production of 907 million boe (of which 27 million boe were consumed in operations), Shell subsidiaries’ proved reserves decreased by 1,064 million boe to 9,117 million boe at December 31, 2015.

Shell subsidiaries’ proved developed reserves decreased by 210 million boe to 6,567 million boe, and PUD decreased by 854 million boe to 2,550 million boe.

The total reduction of 157 million boe proved reserves in Shell subsidiaries before taking production into account included an increase of 595 million boe due to an increased entitlement share in production sharing and tax/variable royalty contracts due to the lower yearly average price.

SYNTHETIC CRUDE OIL

The 220 million boe reduction in total proved reserves included an addition of 230 million barrels of synthetic crude oil, largely due to a reduction in variable royalty due to the lower yearly average price. In 2015, synthetic crude oil production was 52 million barrels, of which 2 million barrels were consumed in operations. At December 31, 2015, synthetic crude oil proved reserves were 1,941 million barrels, of which 1,405 million barrels were proved developed reserves and 536 million barrels were PUD.

BITUMEN

The 220 million boe reduction in total proved reserves included a reduction of 420 million barrels of bitumen, largely caused by the cessation of the Carmon Creek project. In 2015, bitumen crude oil production was 5 million barrels with minimal volumes consumed in operations. At December 31, 2015, bitumen crude oil proved reserves were 3 million barrels.

Shell share of joint ventures and associates

Before taking production into account, the Shell share of joint ventures and associates’ proved reserves decreased by 63 million boe in 2015. This comprised a reduction of 63 million barrels of oil and natural gas liquids and a negligible reduction of natural gas (2 thousand million scf). The reduction of 63 million boe was the net effect of a reduction of 82 million boe from revisions and reclassifications, an addition of 2 million boe from extensions and discoveries, an increase of 1 million boe from improved recovery and an increase of 16 million boe from purchases.

After taking into account production of 207 million boe (of which 9 million boe were consumed in operations), the Shell share of joint ventures and associates’ proved reserves decreased by 270 million boe to 2,630 million boe at December 31, 2015.

The Shell share of joint ventures and associates’ proved developed reserves decreased by 151 million boe to 2,055 million boe, and PUD decreased by 119 million boe to 575 million boe.

The total reduction of 63 million boe proved reserves in joint ventures and associates before taking production into account included an increase of 5 million boe due to increased entitlement share in production sharing and tax/variable royalty contracts due to the lower yearly average price.

PROVED UNDEVELOPED RESERVES

In 2015, Shell subsidiaries’ and the Shell share of joint ventures and associates’ PUD decreased by 973 million boe to 3,125 million boe. A large number of Shell fields saw reductions in PUD as a result of the lower yearly average price, with the largest reductions due to the cessation of Carmon Creek (Canada), economic limit test (ELT) failure of Stones (USA); and volumes matured to proved developed reserves in Soku (Africa) and Troll and Corrib (Europe). The most significant additions to PUD occurred in Muskeg River Mine (Canada) and Caesar Tonga (USA). The 973 million boe decrease in PUD was the net effect of a reduction of 1,070 million boe from revisions and reclassifications, an addition of 96 million boe from extensions, discoveries and improved recovery; and a net increase of 1 million boe related to purchases and sales.

During 2015, a total of 463 million boe of PUD were matured to proved developed reserves from projects coming on stream. An amount of 112 million boe was matured to proved developed reserves from contingent resource as a result of project execution during the year.

PUD held for five years or more (PUD5+) at December 31, 2015, amounted to 1,432 million boe, a decrease of 168 million boe compared with the end of 2014. These PUD5+ remain undeveloped because development either: requires the installation of gas compression and the drilling of additional wells, which will be executed when required to support existing gas delivery commitments (in the Netherlands and Russia); requires gas cap blow down which is awaiting end-of-oil production (in Nigeria); or will take longer than five years because of the complexity and scale of the project (Australia and Kazakhstan).

26	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2015

UPSTREAM CONTINUED

The decrease in PUD5+ of 168 million boe was due to the maturation of 98 million boe PUD5+ to proved developed reserves and a net reduction of 70 million boe of PUD5+ as a result of certain projects no longer passing the ELT due to the lower yearly average price and technical downward revisions to certain PUD5+, partially offset by the ageing of a small amount of PUD that are now more than five years old. Three fields – Soku (Africa), Troll (Europe) and Malampaya (Asia) – were the main contributors to the reduction from PUD5+ to proved developed reserves from compression projects being brought on stream and PUD volumes being matured to proved developed reserves. The fields with the largest PUD5+ at December 31, 2015, were Muskeg River Mine (Canada), followed by Gorgon and Jansz-lo (Oceania), Groningen (Europe), and Kashaghan (Asia).

During 2015, we spent $13.9 billion on development activities related to PUD maturation.

DELIVERY COMMITMENTS

We sell crude oil and natural gas from our producing operations under a variety of contractual obligations. Most contracts generally commit us to sell quantities based on production from specified properties, although some natural gas sales contracts specify delivery of fixed and determinable quantities, as discussed below.

In the past three years, with the exception of Brunei, we met all contractual delivery commitments. In the period 2016 to 2018, we are contractually committed to deliver to third parties and joint ventures and associates a total of approximately 3,700 thousand million scf of natural gas from our subsidiaries, joint ventures and associates. The sales contracts contain a mixture of fixed and variable pricing formulae that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery.

The shortfall between our delivery commitments and our proved developed reserves is estimated at 29% of our total gas delivery commitments. This shortfall is expected to be met through the development of proved undeveloped reserves as well as new projects and purchases on the spot market.

EXPLORATION

In 2015, we made six notable discoveries and appraisals, including in Australia, Brazil, the UK and the USA. Discoveries will be evaluated further in order to establish the extent of commercially producible volumes they contain.

In 2015, we participated in 148 productive exploratory wells with proved reserves allocated (Shell share: 114 wells). For further information, see “Supplementary information – oil and gas (unaudited)” on page 169.

In 2015, we participated in a further 185 wells (Shell share: 117 wells) that remained pending determination at December 31, 2015.

In total, the net undeveloped acreage in our exploration portfolio decreased by around 4.8 million acres in 2015, with the largest contributions comprising acreage relinquishment in Benin, China, Gabon, Russia, Saudi Arabia, Tunisia, Ukraine and the USA; and an acreage reduction in Canada. These effects were partially offset by acreage acquisitions in Algeria, Australia, Indonesia and Myanmar.

BUSINESS AND PROPERTY

Our subsidiaries, joint ventures and associates are involved in all aspects of upstream activities, including matters such as land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange.

The conditions of the leases, licences and contracts under which oil and gas interests are held vary from country to country. In almost all cases outside North America, the legal agreements are generally granted by, or entered into with, a government, state-owned company or government-run oil and gas company, and the exploration risk usually rests with the independent oil and gas company. In North America, these agreements may also be with private parties that own mineral rights. Of these agreements, the following are most relevant to our interests:

■	Licences (or concessions), which entitle the holder to explore for hydrocarbons and exploit any commercial discoveries. Under a licence, the holder bears the risk of exploration, development and production activities, and is responsible for financing these activities. In principle, the licence holder is entitled to the totality of production less any royalties in kind. The government, state-owned company or government-run oil and gas company may sometimes enter into a joint arrangement as a participant sharing the rights and obligations of the licence but usually without sharing the exploration risk. In a few cases, the state-owned company, government-run oil and gas company or agency has an option to purchase a certain share of production.
■	Lease agreements, which are typically used in North America and are usually governed by similar terms as licences. Participants may include governments or private entities, and royalties are either paid in cash or in kind.
■	Production-sharing contracts (PSCs) entered into with a government, state-owned company or government-run oil and gas company. PSCs generally oblige the independent oil and gas company, as contractor, to provide all the financing and bear the risk of exploration, development and production activities in exchange for a share of the production. Usually, this share consists of a fixed or variable part that is reserved for the recovery of the contractor’s cost (cost oil). The remaining production is split with the government, state-owned company or government-run oil and gas company on a fixed or volume/revenue-dependent basis. In some cases, the government, state-owned company or government-run oil and gas company will participate in the rights and obligations of the contractor and will share in the costs of development and production. Such participation can be across the venture or on a field-by-field basis. Additionally, as the price of oil or gas increases above certain predetermined levels, the independent oil and gas company’s entitlement share of production normally decreases, and vice versa. Accordingly, its interest in a project may not be the same as its entitlement.

Europe

DENMARK

We have a non-operating interest in a producing concession in Denmark (Shell interest 36.8%), which was granted in 1962 and will expire in 2042. The Danish government is one of our partners with a 20% interest.

IRELAND

We are the operator of the Corrib gas project (Shell interest 45%). Corrib has the potential to supply a significant proportion of the country’s gas requirements. Gas started to flow from the field, which is 83 kilometres off Ireland’s northwest coast, on December 30, 2015.

ITALY

We have two non-operating interests in Italy: the Val d’Agri producing concession (Shell interest 39.23%) and the Tempa Rossa concession (Shell interest 25%). The Val d’Agri Phase 2 project is currently in FEED phase and work is being carried out to manage key non-technical risks. The Tempa Rossa field is under development and first oil is expected in 2018.

NETHERLANDS

Shell and ExxonMobil are 50:50 shareholders in Nederlandse Aardolie Maatschappij B.V. (NAM), the largest hydrocarbon producer in the

	STRATEGIC REPORT	27
SHELL ANNUAL REPORT AND FORM 20-F 2015	UPSTREAM

Netherlands. An important part of NAM’s gas production comes from the onshore Groningen gas field, in which the Dutch government has a 40% interest and NAM a 60% interest.

In the second quarter of 2015, the Minister of Economic Affairs of the Netherlands (the Minister) announced a further reduction in the Groningen production for 2015 to 30 billion cubic metres (bcm), in an effort to diminish the potential for seismic activity, while allowing a further 3 bcm to be taken from the Norg underground storage to ensure security of supply. The State Council (“Raad van State”) ruled in November 2015 that the Groningen production limit be set at 27 bcm for the gas year 2016, until the Minister takes a new resolution on NAM’s production plan. The Minister is expected to approve a new development plan for Groningen no later than October 1, 2016. NAM produced 28.1 bcm from the Groningen field in 2015. While the Dutch government currently supports the full development of the Groningen gas field, any decision to change the development plan to reduce the ultimate recovery of resources would adversely affect our proved reserves. See “Risk factors” on page 10.

NAM also has a 60% interest in the Schoonebeek oil field, which has been redeveloped using enhanced oil recovery (EOR) technology. In June 2015, due to pipeline integrity issues identified, NAM decided to shut-in the Schoonebeek field. Production is expected to resume by the end of 2016. NAM also operates a significant number of other onshore gas fields and offshore gas fields in the North Sea.

NORWAY

We are a partner in 30 production licences on the Norwegian continental shelf. We are the operator in 13 of these, of which two are producing: the Ormen Lange gas field (Shell interest 17.8%) and the Draugen oil field (Shell interest 44.6%). The other producing fields are Troll, Gjøa, Kvitebjørn and Valemon. The Draugen field has an operational waterflood.

UK

We operate a significant number of our interests on the UK Continental Shelf on behalf of a 50:50 joint arrangement with ExxonMobil. Most of our UK oil and gas production comes from the North Sea. We have various interests where we are not the operator in the Atlantic Margin area, principally in the West of Shetland area (Clair, Shell interest 28%, and Schiehallion, Shell interest approximately 55%). We also have interests ranging from 20% to 49% in the Beryl area fields.

Waterfloods are operational in the Beryl, Clair and Pierce fields. The Schiehallion and Loyal fields production and water injection is closed-in as the fields are being redeveloped; the fields are currently planned to resume production by mid-2017.

REST OF EUROPE

We also have interests in Albania, Germany and Greenland.

Asia (including the Middle East and Russia)

BRUNEI

Shell and the Brunei government are 50:50 shareholders in Brunei Shell Petroleum Company Sendirian Berhad (BSP). BSP has long-term oil and gas concession rights onshore and offshore Brunei, and sells most of its gas production to Brunei LNG Sendirian Berhad (BLNG, Shell interest 25%). BLNG was the first LNG plant in Asia-Pacific and sells most of its LNG on long-term contracts to customers in Asia. Production from the Champion field is supported by water injection, and gas injection is installed in the South West Ampa field.

In addition to our interest in BSP, we are the operator for the Block A concession (Shell interest 53.9%), which is under exploration and development, and also the operator for exploration Block Q (Shell interest 50%). We have a 35% non-operating interest in the Block B concession, where gas and condensate are produced from the Maharaja Lela field.

We also have non-operating interests in deep-water exploration Block CA-2 (Shell interest 12.5%) and in exploration Block N (Shell interest 50%), both under PSCs.

CHINA

We jointly develop and produce from the onshore Changbei tight-gas field under a PSC with China National Petroleum Corporation (CNPC). The PSC includes the development of tight gas in different geological layers of the block. In Sichuan, we have agreed with CNPC to appraise, develop and produce from tight-gas and liquids-rich shale formations in the Jinqiu block under a PSC (Shell interest 49%) and have a PSC for shale-gas exploration, development and production in the Fushun Yongchuan block (Shell interest 49%).

We also have an interest in an offshore oil and gas block in the Yinggehai basin, under a PSC (Shell interest 49%).

INDONESIA

We have a 35% participating interest in the offshore Masela block where INPEX Masela is the operator. The Masela block contains the Abadi gas field. The operator has selected an FLNG concept for the field’s development phase. The development plan approval process is ongoing with the government of Indonesia.

In May 2015, we signed a PSC with the Indonesian government for the exploration and potential development of acreage called Pulau Moa, offshore in eastern Indonesia.

IRAN

Shell transactions with Iran are disclosed separately. See “Section 13(r) of the US Securities Exchange Act of 1934 Disclosure” on page 197.

IRAQ

We have a 45% interest in the Majnoon oil field that we operate under a technical service contract that expires in 2030. The other shareholders in Majnoon are PETRONAS (30%) and the Iraqi government (25%), which is represented by the Missan Oil Company. Majnoon is located in southern Iraq and is one of the world’s largest oil fields. Production at Majnoon averaged 211 thousand boe/d in 2014 and 206 thousand boe/d in 2015.

We also have a 20% interest in the West Qurna 1 field, which is operated by ExxonMobil.

According to the provisions of both contracts, our equity entitlement volumes will be lower than our interest implies.

We also have a 44% interest in the Basrah Gas Company, which gathers, treats and processes associated gas, produced from the Rumaila, West Qurna 1 and Zubair fields, that was previously being flared. The processed gas and associated products, such as condensate and liquefied petroleum gas (LPG), are sold primarily to the domestic market with the potential to export any surplus.

KAZAKHSTAN

We have a 16.8% interest in the North Caspian Production Sharing Agreement which covers the offshore Kashagan field, where the North Caspian Operating Company is the operator. This shallow-water field covers an area of approximately 3,400 square kilometres. Phase 1 development of the field is expected to lead to plateau production of about 300 thousand boe/d, on a 100% basis, with the possibility of increasing

28	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2015

UPSTREAM CONTINUED

further with additional phases of development. Following the completion of pipeline replacement and other preparation activities, the operator expects production to start around the end of 2016.

Kashagan production will be supported by gas injection.

We also have an interest of 55% in the Pearls PSC, covering an area of approximately 900 square kilometres in the Kazakh sector of the Caspian Sea. It includes two oil discoveries, Auezov and Khazar.

We also have a 5.43% interest in Caspian Pipeline Consortium, which owns an oil pipeline running from the Caspian Sea to the Black Sea across parts of Kazakhstan and Russia.

MALAYSIA

We explore for and produce oil and gas offshore Sabah and Sarawak under 18 PSCs, in which our interests range from 20% to 85%.

Offshore Sabah, we operate five producing oil fields (Shell interests ranging from 29% to 50%). These include the Gumusut-Kakap deep-water field (Shell interest 29%) where production via a dedicated floating production system commenced in 2014. We have additional interests ranging from 30% to 50% in PSCs for the exploration and development of four blocks. These include the Malikai deep-water field (Shell interest 35%) which we are developing, as the operator. We also have a 21% interest in the Siakap North-Petai deep-water field and a 30% interest in the Kebabangan field, neither of which we operate.

Offshore Sarawak, we are the operator of 12 producing gas fields (Shell interests ranging from 37.5% to 70%). Nearly all of the gas produced is supplied to Malaysia LNG in Bintulu, where we have a 15% interest in the Tiga LNG joint venture, and to our Shell MDS GTL plant in Bintulu. In May 2015, the Malaysia LNG Dua JVA expired, resulting in the transfer of our 15% shareholding to PETRONAS, in accordance with the original JVA terms. The Malaysia LNG Dua PSC expired in August 2015, at which time we handed over the operatorship and our 50% interest to PETRONAS.

Waterflood is operational in the St. Joseph field and is under installation at the Malikai field. In the Gumusut Kakap field, both gas and water injections were commissioned in 2015 and are operational.

We also have a 40% interest in the 2011 Baram Delta EOR PSC and a 50% interest in Block SK-307. Additionally, we have interests in five exploration PSCs: deep-water block 2B, SK318, SK319, SK320 and SK408.

We operate a GTL plant (Shell interest 72%) adjacent to the Malaysia LNG facilities in Bintulu. Using Shell technology, the plant converts gas into high-quality middle distillates, drilling fluids, waxes and speciality products.

OMAN

We have a 34% interest in Petroleum Development Oman (PDO); the Omani government has a 60% interest. PDO is the operator of more than 160 oil fields, mainly located in central and southern Oman over an area of 114,000 square kilometres. The concession expires in 2044. In various assets in PDO, production is supported by water injection, gas injection, steam injection or polymer flood projects.

We are also participating in the Mukhaizna oil field (Shell interest 17%) where steam flooding, an EOR method, is being applied.

We have a 30% interest in Oman LNG, which mainly supplies Asian markets under long-term contracts. We also have an 11% indirect interest in Qalhat LNG, which is part of the Oman LNG complex.

QATAR

Pearl in Qatar is the world’s largest GTL plant. We operate it under a development and production-sharing contract with the government. The fully-integrated facility has capacity for production, processing and transportation of 1.6 billion scf/d of gas from Qatar’s North Field. It has an installed capacity of about 140 thousand boe/d of high-quality liquid hydrocarbon products and 120 thousand boe/d of natural gas liquids (NGL) and ethane. In 2015, Pearl produced 4.1 million tonnes of GTL products.

Of Pearl’s two trains, the second train will undergo planned maintenance, starting in March 2016 and continuing into the second quarter of 2016, for an estimated two-month period. The first train underwent similar planned maintenance in 2015, which was completed in April 2015.

We have a 30% interest in Qatargas 4, which comprises integrated facilities to produce about 1.4 billion scf/d of gas from Qatar’s North Field, an onshore gas-processing facility and an LNG train with a collective production capacity of 7.8 mtpa of LNG and 70 thousand boe/d of condensate and NGL. The LNG is shipped mainly to China, Europe and the United Arab Emirates.

RUSSIA

We have a 27.5% interest in Sakhalin-2, an integrated oil and gas project located in a subarctic environment. In 2015, the project produced approximately 320 thousand boe/d and the output of LNG exceeded 10 million tonnes.

Our 100% interest in an exploration and production licence for the Lenzitsky block in the Yamalo Nenets Autonomous District was relinquished in 2015. We have a 100% interest in the North Vorkutinsky 1 and North Vorkutinsky 2 exploration and production licences in Komi Republic (Timan Pechora). We also have a 50% interest through Khanty-Mansiysk Petroleum Alliance (a 50:50 joint venture with Gazprom Neft) in three exploration licence blocks in western Siberia: South Lungorsky 1, Yuilsky 4 and Yuilsky 5.

We have a 50% interest in the Salym fields in western Siberia, Khanty Mansiysk Autonomous District, where production was approximately 120 thousand boe/d in 2015. In the Salym fields, production is supported by water injection.

As a result of European Union and US sanctions prohibiting certain defined oil and gas activities in Russia, we suspended our shale oil exploration activities undertaken through Salym and Khanty-Mansiysk Petroleum Alliance in 2014.

UNITED ARAB EMIRATES

In Abu Dhabi, we have a 15% interest in the licence of Abu Dhabi Gas Industries Limited (GASCO), which expires in 2028. GASCO exports propane, butane and heavier-liquid hydrocarbons, which it extracts from the wet gas associated with the oil produced by the Abu Dhabi Company for Onshore Oil Operations (ADCO).

We were working with ADNOC on the development of the Bab sour gas reservoirs in Abu Dhabi (Shell interest 40%). However, following a careful and thorough evaluation of technical challenges and costs, we have decided to exit the joint development of the Bab sour gas reservoirs with ADNOC and to stop further work on the project.

REST OF ASIA

We also have interests in Jordan, Kuwait, Myanmar, the Philippines and Turkey.

	STRATEGIC REPORT	29
SHELL ANNUAL REPORT AND FORM 20-F 2015	UPSTREAM

Oceania

AUSTRALIA

We have interests in offshore production and exploration licences in the North West Shelf (NWS) and Greater Gorgon areas of the Carnarvon Basin, as well as in the Browse Basin and Timor Sea. Some of these interests are held directly and others indirectly through a shareholding of about 14% in Woodside. All interests in Australian assets quoted below are direct interests.

Woodside is the operator of the Pluto LNG project. Woodside is also the operator on behalf of the joint-arrangement participants in the NWS gas, condensate and oil fields, which produced more than 500 thousand boe/d in 2015. We provide technical support for the NWS development.

We have a 50% interest in Arrow Energy Holdings Pty Limited (Arrow), a Queensland-based joint venture with PetroChina. Arrow owns coal-bed methane assets and a domestic power business.

We have a 25% interest in the Gorgon LNG project, which involves the development of some of the largest gas discoveries to date in Australia, beginning with the offshore Gorgon (Shell interest 25%) and Jansz-lo (Shell interest 19.6%) fields. The Gorgon LNG project on Barrow Island started LNG and condensate production in March 2016.

We are the operator of a permit in the Browse Basin in which two separate gas fields were found: Prelude in 2007 and Concerto in 2009. Our development concept for these fields is based on our FLNG technology. The Prelude FLNG project (Shell interest 67.5%) is expected to produce about 110 thousand boe/d of gas and NGL, delivering 3.6 mtpa of LNG, 1.3 mtpa of condensate and 0.4 mtpa of LPG. Major milestones during 2015 were the lifting of all topsides onto the FLNG facility and the conclusion of the well drilling campaign.

We are also a partner in the Browse joint arrangement (Shell interest 27%) covering the Brecknock, Calliance and Torosa gas fields. In 2015, the Browse partners supported a FEED decision for an FLNG development.

Our other interests include a joint arrangement, with Shell as the operator, of the undeveloped Crux gas and condensate field (Shell interest 82%), and the Woodside-operated, undeveloped Sunrise gas field in the Timor Sea (Shell interest 26.6%).

We are a partner in both Shell-operated and other exploration joint arrangements where we are not the operator in multiple basins including Bonaparte, Browse, Exmouth Plateau, Greater Gorgon, Outer Canning and Outer Exmouth.

REST OF OCEANIA

We also have interests in New Zealand.

Africa

NIGERIA

Our share of production, onshore and offshore, in Nigeria was approximately 278 thousand boe/d in 2015, compared with approximately 300 thousand boe/d in 2014. Security issues and crude oil theft in the Niger Delta continued to be significant challenges in 2015.

Onshore

The Shell Petroleum Development Company of Nigeria Limited (SPDC) is the operator of a joint arrangement (Shell interest 30%) that has 17 Niger Delta onshore OMLs, which expire in 2019. Of the Nigeria onshore proved reserves, 196 million boe are expected to be produced before the expiry of the current licences and 402 million boe beyond. To provide funding, modified carry agreements are in place for certain key projects and are being reimbursed.

SPDC supplies gas to Nigeria LNG Ltd (NLNG) mainly through its Gbaran-Ubie and Soku projects. As part of the strategic review of its interests in the eastern Niger Delta, SPDC has divested its 30% interest in OMLs 18, 29, and the NCTL. OML 25 is held for sale, subject to the resolution of pending litigation. Additional divestments may occur as a result of the strategic review.

The level of crude oil theft activities and sabotage in 2015 was significantly lower than in 2014, following the divestment of OMLs 18 and 29, and the NCTL in 2015.

In our Nigerian operations, we face various risks and adverse conditions which could have a material adverse effect on our operational performance, earnings, cash flows and financial condition (see “Risk factors” on page 09). These risks and conditions include: security issues surrounding the safety of our people, host communities and operations; sabotage and theft; our ability to enforce existing contractual rights; litigation; limited infrastructure; potential legislation that could increase our taxes or costs of operations; the effect of lower oil and gas prices on the government budget; and regional instability created by militant activities. In addition, the Nigerian government is contemplating new legislation to govern the petroleum industry which, if passed into law, could have a material adverse effect on our existing and future activities in that country. There are limitations to the extent to which we can mitigate these risks. We carry out regular portfolio assessments to remain a competitive player in Nigeria for the long term. We support the Nigerian government’s efforts to improve the efficiency, functionality and domestic benefits of Nigeria’s oil and gas industry, and monitor legislative developments for possible contribution. We monitor the security situation and liaise with host communities, governmental and non-governmental organisations to help promote peace and safe operations. We continue to provide transparency of spills management and reporting, along with our deployment of oil spill response capability and technology. We execute a maintenance strategy to support sustainable equipment reliability, and have implemented a multi-year programme to support sustainable reduction in the routine flaring of associated gas. See “Environment and society” on pages 55-56.

Offshore

Our main offshore deep-water activities are carried out by SNEPCO (Shell interest 100%) which has interests in four deep-water blocks, under PSC terms. SNEPCO operates OMLs 118 (including the Bonga field, Shell interest 55%) and 135 (Bolia and Doro, Shell interest 55%) and has a 43.75% interest in OML 133 (Erha), where we are not the operator, and a 50% interest in oil production lease 245 (Zabazaba, Etan). SNEPCO also has an approximate 43% interest in the Bonga South West/Aparo development via its 55% interest in OML 118. After close consultation with our partners, it is clear that the Bonga South West deep-water project requires further project cost reductions to make it economically viable in the current business environment. An FID is not expected before 2017.

First oil was produced in the third quarter of 2015 from the Bonga Phase 3 development. It is expected to contribute some 50 thousand boe/d at peak production through the existing Bonga FPSO export facility.

First oil was also achieved in the third quarter of 2015 from the Erha North Phase 2 development. The project, in which SNEPCO has a 43.75% interest, is a tie-back to the Erha FPSO. The Phase 2 development is expected to result in around 120 million recoverable barrels of oil from the field.

Production from the Bonga and Erha North fields is supported by water

30	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2015

UPSTREAM CONTINUED

injection. The Erha Main field production is supported by a combination of water and gas injection.

Five shallow-water licences (OMLs 71, 72, 74, 77 and 79) were renewed in December 2014 and will expire in 2034. In 2015, we sold OMLs 71 and 72, both of which were non-producing.

Liquefied natural gas

We have a 25.6% interest in NLNG, which operates six LNG trains with a total capacity of 22.0 mtpa.

REST OF AFRICA

We also have interests in Algeria, Egypt, Gabon, Namibia, South Africa and Tanzania.

North America

CANADA

We have more than 1,800 mineral leases in Canada, mainly in Alberta and British Columbia. We produce and market natural gas, NGL, synthetic crude oil and bitumen. In addition, we have significant exploration acreage offshore. Bitumen is a very heavy crude oil produced through conventional methods as well as through EOR methods. Synthetic crude oil is produced by mining bitumen-saturated sands, extracting the bitumen from the sands and transporting it to a processing facility where hydrogen is added to produce a wide range of feedstocks for refineries.

Gas and liquids-rich shale

We continued to develop fields in Alberta and British Columbia during 2015 through drilling programmes and investment in infrastructure to facilitate new production. We own and operate natural gas processing and sulphur-extraction plants in Alberta and natural gas processing plants in British Columbia. In 2014, we entered into a joint venture (Shell interest 50%) to evaluate an investment in an LNG export facility in Kitimat on the west coast of Canada. Together with our partners, we have elected to postpone the FID of the proposed LNG project to late 2016.

Synthetic crude oil

We operate the Athabasca Oil Sands Project (AOSP) in north-east Alberta as part of a joint arrangement (Shell interest 60%). The bitumen is transported by pipeline for processing at the Scotford Upgrader, which we also operate and is located in the Edmonton area.

We also have a number of other minable oil sands leases in the Athabasca region with expiry dates ranging from 2018 to 2025. By completing the Alberta Department of Energy’s prescriptive development requirements prior to their expiry, leases may be extended.

Carbon capture and storage

The Quest carbon capture and storage project (Shell interest 60%), which is expected to capture and permanently store more than 1 mtpa of carbon dioxide from the Scotford Upgrader, began operations in late 2015.

Bitumen

We produce and market bitumen in the Peace River area of Alberta. We also have heavy oil resources in approximately 1,200 square kilometres in the Grosmont oil sands area, also in northern Alberta. We announced that we will not continue construction of the 80 thousand boe/d Carmon Creek thermal in-situ project (Shell interest 100%). We have retained the Carmon Creek leases and preserved some equipment while continuing to evaluate options for these assets.

Offshore

We have a 31.3% interest in the Sable Offshore Energy project, a natural- gas complex off the east coast of Canada, and other acreages in deep-water offshore Nova Scotia and Newfoundland. We have a 50% interest and operatorship in the Shelburne exploration project offshore Nova Scotia. We also have a number of exploration licences off the west coast of British Columbia and in the Mackenzie Delta in the Northwest Territories.

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

Gulf of Mexico

The Gulf of Mexico is our major production area in the USA, and accounts for over 62% of our oil and gas production in the country. We have an interest in approximately 400 federal offshore production leases and our share of production averaged 253 thousand boe/d in 2015. Key producing assets are Auger, Brutus, Enchilada, Mars, Mars B, Perdido, Ram Powell and Ursa, which we operate, and Caesar Tonga and Na Kika, which we do not operate. Production from the Ursa and Perdido-Great White fields is supported by water injection. Efforts are ongoing to reinstate water injection at the Mars field.

We continued exploration, development and abandonment activities in the Gulf of Mexico in 2015, with an average contracted offshore rig fleet of seven mobile rigs and seven platform rigs. We also secured 17 blocks in the central Gulf of Mexico lease sales in 2015.

Onshore

We have significant tight-gas and liquids-rich shale acreage, centred on Pennsylvania in north-east USA and in the Delaware Permian Basin in west Texas.

California

We have a 51.8% interest in Aera Energy LLC (Aera), which operates in the San Joaquin Valley in California. Aera operates approximately 15,000 wells, producing around 130 thousand boe/d of heavy oil and gas.

Aera fields Belridge, Lost Hills, Cymric, McKittrick, Coalinga, Midway Sunset, Ventura and San Ardo are all operated under a combination of water and steam injection.

Alaska

We operated for almost 50 years off the coast of Alaska, including in the Cook Inlet, and the Beaufort and Chukchi seas, until 1998. Between 2005 and 2012, we acquired our current Alaska portfolio, which includes 339 federal leases for exploration in the Beaufort and Chukchi Seas, and 18 state leases in North Slope Beaufort coastal waters. The federal Chukchi leases expire in 2020. The vast majority of federal Beaufort leases end in 2017 and the remaining two in 2019. The state Beaufort leases end in 2022.

In September 2015, we safely drilled the Burger J well in the Chukchi Sea to a depth of 2,073 metres. The well was deemed a dry hole, and the result renders the Burger prospect uneconomic. The well was sealed and abandoned in accordance with regulations. We will not conduct further exploration offshore Alaska for the foreseeable future. This decision reflects

	STRATEGIC REPORT	31
SHELL ANNUAL REPORT AND FORM 20-F 2015	UPSTREAM

not only the outcome of the Burger J well, but also the high costs associated with the project, and the challenging and unpredictable federal regulatory environment for the Alaska outer continental shelf.

Subsequently, we safely demobilised all personnel and vessels from the Chukchi Sea. All operations were conducted without significant injury or environmental issues. We conveyed the results of the exploration season to stakeholders and worked closely with them in the subsequent winding down of operations.

Our leasehold in Alaska remains material and prospective, and strategies to generate value from this acreage – including lease extensions – will be developed and progressed accordingly. In October 2015, the Bureau of Safety and Environmental Enforcement denied our request to extend expiration dates for the federal leases. We have appealed the decision.

South America

BRAZIL

Offshore

We operate several deep-water producing fields in the Campos Basin. They include the BC-10 field (Shell interest 50%), which is supported with water injection, and the Bijupirá and Salema fields (Shell interest 80%). We expect to start production from the BC-10 Phase 3 project in 2016.

In January 2015, we signed a purchase and sale agreement to divest our interest in the Bijupirá and Salema fields, pending regulatory approvals. The agreement was cancelled in February 2016 and these assets therefore remain in our portfolio.

In the Santos Basin, we have a 20% interest in a 35-year PSC to develop the Libra pre-salt oil field and operate exploration block BM-S-54 (Shell interest 80%).

In August 2015, we ceased exploration on block BM-ES-27 (Shell interest 17.5%) in the Espirito Santos basins.

Onshore

In February 2015, we returned our block in the São Francisco basin area (Shell interest 60%) to the regulator.

We have an 18% interest in Brazil Companhia de Gas de São Paulo (Comgás), a natural gas distribution company in the state of São Paulo.

REST OF SOUTH AMERICA

We also have interests in Argentina, Colombia and French Guiana. Furthermore, we have an interest in the LNG plants in Peru and Trinidad and Tobago.

Trading and Supply

We market a portion of our share of equity production of LNG and trade LNG volumes around the world through our hubs in Dubai and Singapore. We also market and trade natural gas, power, carbon-emission rights and crude oil from certain of our Upstream operations in the Americas and Europe.

32	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2015

UPSTREAM CONTINUED

CAPITAL INVESTMENT IN OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES BY GEOGRAPHICAL AREA	$ MILLION

	2015	2014
Oil and gas exploration and production activities
Europe [A]	2,999	4,273
Asia	3,208	3,875
Oceania	3,526	5,068
Africa	2,312	2,825
North America – USA	7,409	8,210
North America – Canada	2,148	3,162
South America	666	1,109
Total	22,268	28,522
Other Upstream activities [B]	1,259	2,771
Total Upstream [C]	23,527	31,293

[A] Includes Greenland.

[B] Comprise LNG, GTL, trading and supply activities, and wind activities.

[C] See “Non-GAAP measures reconciliations and other definitions” on page 198.

LOCATION OF OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES [A] (AT DECEMBER 31, 2015)
		Exploration		Development and/or production		Shell operator	[B]
Europe
Albania	■
Denmark	■		■
Germany	■		■
Greenland	■				■
Ireland	■		■		■
Italy	■		■
Netherlands	■		■		■
Norway	■		■		■
UK	■		■		■
Asia [C]
Brunei	■		■		■
China	■		■		■
Indonesia	■		■		■
Iraq			■		■
Jordan	■				■
Kazakhstan	■		■
Malaysia	■		■		■
Myanmar	■				■
Oman	■		■
Philippines	■		■		■
Qatar			■		■
Russia	■		■		■
Turkey	■				■
Oceania
Australia	■		■		■
New Zealand	■		■		■
Africa
Algeria	■
Egypt	■		■		■
Gabon	■		■		■
Namibia	■				■
Nigeria	■		■		■
South Africa	■				■
Tanzania	■
North America
USA	■		■		■
Canada	■		■		■
South America
Argentina	■		■		■
Brazil	■		■		■
Colombia	■				■
French Guiana	■				■

[A] Includes joint ventures and associates. Where a joint venture or associate has properties outside its base country, those properties are not shown in this table.

[B] In several countries where “Shell operator” is indicated, Shell is the operator of some but not all exploration and/or production ventures.

[C] Shell suspended all exploration and production activities in Syria in December 2011.

	STRATEGIC REPORT	33
SHELL ANNUAL REPORT AND FORM 20-F 2015	UPSTREAM

PROVED OIL AND GAS RESERVES

SUMMARY OF PROVED OIL AND GAS RESERVES OF SHELL SUBSIDIARIES AND SHELL SHARE OF JOINT VENTURES AND ASSOCIATES [A] (AT DECEMBER 31, 2015)	BASED ON AVERAGE PRICES FOR 2015

	Crude oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Bitumen (million barrels)	Total all products (million boe)	[B]
Proved developed
Europe	225	9,404	–	–	1,846
Asia	1,176	14,221	–	–	3,628
Oceania	45	1,654	–	–	330
Africa	437	1,386	–	–	676
North America
USA	455	572	–	–	554
Canada	20	636	1,405	3	1,538
South America	44	37	–	–	50
Total proved developed	2,402	27,910	1,405	3	8,622
Proved undeveloped
Europe	203	1,982	–	–	545
Asia	400	1,834	–	–	716
Oceania	93	4,292	–	–	833
Africa	142	850	–	–	289
North America
USA	105	182	–	–	136
Canada	2	319	536	–	593
South America	12	6	–	–	13
Total proved undeveloped	957	9,465	536	–	3,125
Total proved developed and undeveloped
Europe	428	11,386	–	–	2,391
Asia	1,576	16,055	–	–	4,344
Oceania	138	5,946	–	–	1,163
Africa	579	2,236	–	–	965
North America
USA	560	754	–	–	690
Canada	22	955	1,941	3	2,131
South America	56	43	–	–	63
Total	3,359	37,375	1,941	3	11,747

[A] See “Supplementary information – oil and gas (unaudited)” on pages 153-161.

[B] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

34	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2015

UPSTREAM CONTINUED

OIL AND GAS PRODUCTION (AVAILABLE FOR SALE)

CRUDE OIL AND NATURAL GAS LIQUIDS [A]	THOUSAND BARRELS

	2015		2014		2013
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Denmark	17,396	–	18,834	–	20,927	–
Italy	11,179	–	11,792	–	11,997	–
Norway	14,337	–	14,893	–	14,589	–
UK	20,762	–	14,746	–	14,445	–
Other [B]	874	1,311	849	1,986	934	1,952
Total Europe	64,548	1,311	61,114	1,986	62,892	1,952
Asia
Brunei	823	18,663	648	18,576	564	20,011
Iraq	20,009	–	19,218	–	8,416	–
Malaysia	22,980	–	16,754	–	15,441	–
Oman	78,404	–	74,781	–	74,527	–
Russia	22,016	10,273	23,579	10,403	25,152	10,527
United Arab Emirates	–	–	–	2,397	–	58,104
Other [B]	24,480	7,923	27,165	8,115	25,202	8,155
Total Asia	168,712	36,859	162,145	39,491	149,302	96,797
Total Oceania [B]	7,858	3,050	9,191	3,688	9,371	4,771
Africa
Gabon	12,472	–	12,144	–	10,781	–
Nigeria	67,832	–	69,851	–	63,800	–
Other [B]	6,159	–	5,008	–	4,254	–
Total Africa	86,463	–	87,003	–	78,835	–
North America
USA	104,263	–	98,895	–	86,670	–
Canada	8,599	–	8,389	–	7,626	–
Total North America	112,862	–	107,284	–	94,296	–
South America
Brazil	13,307	–	16,575	–	7,706	–
Other [B]	576	–	361	–	273	3,327
Total South America	13,883	–	16,936	–	7,979	3,327
Total	454,326	41,220	443,673	45,165	402,675	106,847

[A] Reflects 100% of production of subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.

[B] Comprises countries where 2015 production was lower than 7,300 thousand barrels or where specific disclosures are prohibited.

SYNTHETIC CRUDE OIL			THOUSAND BARRELS
	2015	2014	2013
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	49,891	46,934	46,017

BITUMEN			THOUSAND BARRELS
	2015	2014	2013
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	5,258	5,779	6,903

	STRATEGIC REPORT	35
SHELL ANNUAL REPORT AND FORM 20-F 2015	UPSTREAM

NATURAL GAS [A]					MILLION STANDARD CUBIC FEET
	2015		2014		2013
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Denmark	48,211	–	49,708	–	53,283	–
Germany	58,230	–	66,718	–	73,123	–
Netherlands	–	429,626	–	581,028	–	721,344
Norway	253,108	–	252,284	–	256,396	–
UK	101,276	–	104,346	–	109,470	–
Other [B]	15,892	–	15,840	–	15,409	–
Total Europe	476,717	429,626	488,896	581,028	507,681	721,344
Asia
Brunei	21,337	162,862	22,228	155,244	18,442	164,446
China	46,481	–	53,065	–	60,034	–
Malaysia	254,523	–	241,908	–	238,940	–
Russia	3,887	131,697	4,170	128,175	4,261	126,764
Other [B]	386,450	118,421	420,169	118,198	378,412	115,469
Total Asia	712,678	412,980	741,540	401,617	700,089	406,679
Oceania
Australia	132,209	67,382	132,801	87,830	125,654	100,707
New Zealand	55,906	–	69,052	–	61,407	–
Total Oceania	188,115	67,382	201,853	87,830	187,061	100,707
Africa
Egypt	65,002	–	54,079	–	46,072	–
Nigeria	195,064	–	234,599	–	201,311	–
Total Africa	260,066	–	288,678	–	247,383	–
North America
USA	264,351	–	360,846	–	394,538	–
Canada	234,055	–	214,756	–	231,897	–
Total North America	498,406	–	575,602	–	626,435	–
Total South America [B]	12,853	–	12,449	–	11,896	444
Total	2,148,835	909,988	2,309,018	1,070,475	2,280,545	1,229,174

[A] Reflects 100% of production of subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the companies concerned under those contracts.

[B] Comprises countries where 2015 production was lower than 41,795 million scf or where specific disclosures are prohibited.

36	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2015

UPSTREAM CONTINUED

AVERAGE REALISED PRICE BY GEOGRAPHICAL AREA

CRUDE OIL AND NATURAL GAS LIQUIDS								$/BARREL
	2015			2014			2013
	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	49.77	45.97		94.57	89.68		105.23	99.27
Asia	47.73	52.21		89.47	96.85		96.46	70.34
Oceania	43.39	50.01	[A]	82.26	88.07	[A]	90.50	91.91	[A]
Africa	51.80	–		100.55	–		110.14	–
North America – USA	44.99	–		87.90	–		98.10	–
North America – Canada	25.45	–		59.19	–		63.14	–
South America	42.38	–		88.68	–		97.17	94.01
Total	47.52	51.82		91.09	95.87		99.83	72.69

[A] Includes Shell’s 14% share of Woodside from June 2014 (previously: 23% from April 2012), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

SYNTHETIC CRUDE OIL			$/BARREL
	2015	2014	2013
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	40.87	81.83	87.24

BITUMEN			$/BARREL
	2015	2014	2013
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	30.25	70.19	67.40

NATURAL GAS							$/THOUSAND SCF
	2015			2014			2013
	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	7.10	6.46		8.58	8.26		10.29	9.17
Asia	3.02	7.06		4.57	11.50		4.51	10.73
Oceania	6.80	6.73	[A]	10.49	11.01	[A]	11.55	9.45	[A]
Africa	2.10	–		2.71	–		2.84	–
North America – USA	2.39	–		4.52	–		3.92	–
North America – Canada	2.29	–		4.39	–		3.26	–
South America	2.46	–		2.85	–		2.91	0.42
Total	4.07	6.77		5.68	9.72		5.85	9.72

[A] Includes Shell’s 14% share of Woodside from June 2014 (previously: 23% from April 2012), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

	STRATEGIC REPORT	37
SHELL ANNUAL REPORT AND FORM 20-F 2015	UPSTREAM

AVERAGE PRODUCTION COST BY GEOGRAPHICAL AREA

CRUDE OIL, NATURAL GAS LIQUIDS AND NATURAL GAS [A]								$/BOE
	2015			2014			2013
	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	16.97	5.07		19.47	4.25		17.66	3.57
Asia	7.42	6.89		7.87	7.62		6.52	5.74
Oceania	13.43	14.66	[B]	13.62	14.44	[B]	11.55	13.17	[B]
Africa	11.96	–		14.86	–		14.43	–
North America – USA	20.28	–		21.35	–		21.57	–
North America – Canada	18.85	–		22.96	–		22.20	–
South America	21.31	–		25.26	–		37.72	16.96
Total	13.42	6.77		15.10	6.68		14.35	5.52

[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

[B] Includes Shell’s 14% share of Woodside from June 2014 (previously: 23% from April 2012), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

SYNTHETIC CRUDE OIL			$/BARREL
	2015	2014	2013
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	31.50	42.46	41.81

BITUMEN			$/BARREL
	2015	2014	2013
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	18.58	23.24	23.03

38	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2015

UPSTREAM CONTINUED

LNG AND GTL PLANTS AT DECEMBER 31, 2015

LNG LIQUEFACTION PLANTS IN OPERATION
	Asset	Location	Shell interest (%)	[A]	100% capacity (mtpa)	[B]
Asia
Brunei	Brunei LNG	Lumut	25		7.8
Malaysia	Malaysia LNG Tiga	Bintulu	15		7.7
Oman	Oman LNG	Sur	30		7.1
	Qalhat (Oman) LNG	Sur	11	[C]	3.7
Qatar	Qatargas 4	Ras Laffan	30		7.8
Russia	Sakhalin LNG	Prigorodnoye	28		9.6
Oceania
Australia	Australia North West Shelf	Karratha	19	[C]	16.3
	Australia Pluto 1	Karratha	12	[C]	4.3
Africa
Nigeria	Nigeria LNG	Bonny	26		22.0
South America
Peru	Peru LNG	Pampa Melchorita	20		4.5
Trinidad and Tobago	Atlantic LNG	Point Fortin	20-25		14.8

[A] Shell interest is rounded to the nearest whole percentage point.

[B] As reported by the operator.

[C] Interest, or part of the interest, is held via indirect shareholding.

LNG LIQUEFACTION PLANTS UNDER CONSTRUCTION
	Asset	Location	Shell interest (%)	[A]	100% capacity (mtpa)
Oceania
Australia	Gorgon[B]	Barrow Island	25		15.6
	Prelude	Browse Basin	68		3.6

[A] Shell interest is rounded to the nearest whole percentage point.

[B] Production of LNG and condensate started in March 2016.

GTL PLANTS IN OPERATION
	Asset	Location	Shell interest (%)	100% capacity (b/d)
Asia
Malaysia	Shell MDS	Bintulu	72	14,700
Qatar	Pearl	Ras Laffan	100	140,000

EQUITY SALES OF LNG

EQUITY SALES OF LNG			MILLION TONNES
	2015	2014	2013
Australia	3.4	3.7	3.7
Brunei	1.6	1.5	1.7
Malaysia	1.8	2.7	2.6
Nigeria	5.0	5.0	4.4
Oman	1.9	1.8	2.0
Peru	0.7	0.8	–
Qatar	2.4	2.4	2.3
Russia	2.9	2.9	2.9
Trinidad and Tobago	2.9	3.2	–
Total	22.6	24.0	19.6

	STRATEGIC REPORT	39
SHELL ANNUAL REPORT AND FORM 20-F 2015	UPSTREAM

EARNINGS AND CASH FLOW INFORMATION

2015								$ MILLION
					North America		South America
	Europe[A]	Asia	Oceania	Africa	USA	Other		Total
Revenue	12,721	22,299	1,858	5,620	6,384	4,405	640	53,927
Share of profit/(loss) of joint ventures and associates	506	1,664	(802)	491	(94)	70	127	1,962
Interest and other income	(41)	556	(13)	1,754	148	(1)	(47)	2,356
Total revenue and other income	13,186	24,519	1,043	7,865	6,438	4,474	720	58,245
Purchases excluding taxes	4,336	6,925	148	525	30	1,327	12	13,303
Production and manufacturing expenses	2,890	4,725	772	1,806	3,870	3,472	481	18,016
Taxes other than income tax	128	434	113	347	81	–	63	1,166
Selling, distribution and administrative expenses	685	62	7	2	212	26	16	1,010
Research and development	612	27	–	–	121	42	–	802
Exploration	261	1,255	195	161	3,336	164	347	5,719
Depreciation, depletion and amortisation	2,807	4,311	480	1,749	6,342	6,625	687	23,001
Interest expense	328	100	54	130	194	48	27	881
Income before taxation	1,139	6,680	(726)	3,145	(7,748)	(7,230)	(913)	(5,653)
Taxation charge/(credit)	339	2,714	428	886	(2,853)	(1,788)	284	10
Income after taxation	800	3,966	(1,154)	2,259	(4,895)	(5,442)	(1,197)	(5,663)
Net cash from operating activities	1,303	8,882	(76)	2,946	124	87	(85)	13,181
Less: working capital movements	(382)	430	(1,161)	785	121	46	125	(36)
Net cash from operating activities excluding working capital movements	1,685	8,452	1,085	2,161	3	41	(210)	13,217

[A] Includes Greenland.

2014								$ MILLION
					North America		South America
	Europe[A]	Asia	Oceania	Africa	USA	Other		Total
Revenue	17,891	35,629	3,299	11,129	13,553	9,250	1,548	92,299
Share of profit/(loss) of joint ventures and associates	1,128	3,173	266	937	(4)	77	(75)	5,502
Interest and other income	68	845	2,292	503	327	(71)	65	4,029
Total revenue and other income	19,087	39,647	5,857	12,569	13,876	9,256	1,538	101,830
Purchases excluding taxes	5,848	10,113	344	1,505	1,909	3,383	(63)	23,039
Production and manufacturing expenses	3,255	4,905	809	2,483	4,572	3,391	678	20,093
Taxes other than income tax	264	948	211	836	201	–	165	2,625
Selling, distribution and administrative expenses	777	103	9	1	136	7	22	1,055
Research and development	642	28	–	–	134	51	–	855
Exploration	458	1,331	232	307	1,548	88	260	4,224
Depreciation, depletion and amortisation	1,815	4,621	430	2,054	6,665	1,808	475	17,868
Interest expense	364	90	55	144	211	60	29	953
Income before taxation	5,664	17,508	3,767	5,239	(1,500)	468	(28)	31,118
Taxation charge/(credit)	3,599	7,542	2,103	2,416	(626)	78	165	15,277
Income after taxation	2,065	9,966	1,664	2,823	(874)	390	(193)	15,841
Net cash from operating activities	3,975	14,619	1,684	4,629	3,935	2,685	312	31,839
Less: working capital movements	1,148	(1,470)	(845)	616	(994)	360	(285)	(1,470)
Net cash from operating activities excluding working capital movements	2,827	16,089	2,529	4,013	4,929	2,325	597	33,309

[A] Includes Greenland.

40	STRATEGIC REPORT
	UPSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2015

UPSTREAM CONTINUED

2013									$ MILLION
						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Other		Total
Revenue	23,144		35,916	3,414	11,007	9,762	8,878	748	92,869
Share of profit of joint ventures and associates	1,469		3,235	111	1,162	1	55	87	6,120
Interest and other income	(123)		572	172	(14)	20	52	(20)	659
Total revenue and other income	24,490		39,723	3,697	12,155	9,783	8,985	815	99,648
Purchases excluding taxes	9,088		9,761	290	1,378	(1,175)	2,989	48	22,379
Production and manufacturing expenses	2,998		4,162	762	1,978	4,588	3,594	389	18,471
Taxes other than income tax	328		1,254	226	963	223	–	85	3,079
Selling, distribution and administrative expenses	993		85	7	1	47	26	35	1,194
Research and development	648		15	–	–	178	106	–	947
Exploration	627		1,082	396	354	1,790	312	717	5,278
Depreciation, depletion and amortisation	1,444		3,114	434	1,293	7,954	2,550	160	16,949
Interest expense	359		76	47	133	210	61	24	910
Income before taxation	8,005		20,174	1,535	6,055	(4,032)	(653)	(643)	30,441
Taxation charge/(credit)	4,883		10,977	475	3,100	(1,500)	(203)	71	17,803
Income after taxation	3,122		9,197	1,060	2,955	(2,532)	(450)	(714)	12,638
Net cash from operating activities	5,215		12,834	1,717	5,027	3,775	1,414	132	30,114
Less: working capital movements	1,251		(88)	(929)	1,391	(86)	(346)	119	1,312
Net cash from operating activities excluding working capital movements	3,964		12,922	2,646	3,636	3,861	1,760	13	28,802

[A] Includes Greenland.

	STRATEGIC REPORT	41
SHELL ANNUAL REPORT AND FORM 20-F 2015	DOWNSTREAM

DOWNSTREAM

KEY STATISTICS	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED
	2015	2014	2013
Segment earnings [A]	10,243	3,411	3,869
Including:
Revenue (including inter-segment sales) [A]	237,746	378,046	404,427
Share of profit of joint ventures and associates [A]	2,215	1,693	1,525
Interest and other income [A]	1,156	41	273
Operating expenses [B]	20,816	22,701	23,292
Depreciation, depletion and amortisation [A]	3,667	6,619	4,421
Taxation charge [A]	1,639	1,085	1,129
Capital investment [B]	5,119	5,910	5,528
Divestments [B]	2,282	4,410	643
Refinery availability (%) [C][D]	90	93	94
Chemical plant availability (%) [C]	85	85	92
Refinery processing intake (thousand b/d)	2,805	2,903	2,915
Oil products sales volumes (thousand b/d)	6,432	6,365	6,164
Chemicals sales volumes (thousand tonnes)	17,148	17,008	17,386

[A] See Note 4 to the “Consolidated Financial Statements” on page 127. Segment earnings are presented on a current cost of supplies basis.

[B] See “Non-GAAP measures reconciliations and other definitions” on pages 198-199.

[C] The basis of calculation differs from that used for the “Refinery and chemical plant availability” measure in “Performance indicators” on page 20, which excludes downtime due to uncontrollable factors.

[D] With effect from 2015, refinery availability includes Shell-operated process units only. Comparative data has been restated.

OVERVIEW

Shell’s Downstream organisation is made up of a number of different Oil Products and Chemicals business activities, part of an integrated value chain, that collectively turn crude oil into a range of refined products which are moved and marketed around the world for domestic, industrial and transport use. The products we sell include gasoline, diesel, heating oil, aviation fuel, marine fuel, liquefied natural gas (LNG) for transport, lubricants, bitumen and sulphur. In addition, we produce and sell petrochemicals for industrial use worldwide.

Our Oil Products activities comprise Refining, Trading and Supply, Pipelines and Marketing, referred to as classes of business. Marketing includes Retail, Lubricants, Business to Business (B2B) and Alternative Energies. In Trading and Supply, we trade crude oil, oil products and petrochemicals, to optimise feedstocks for Refining and Chemicals, to supply our Marketing businesses and third parties, and for our own profit. Chemicals has major manufacturing plants, located close to refineries, and its own marketing network.

BUSINESS CONDITIONS

Industry gross refining margins were higher on average in 2015 than in 2014 in each of the key refining hubs in Europe, Singapore and the USA. Oil products demand growth was stronger globally, driven in part by the sustained lower oil price environment compared with 2014. The refining industry has seen a period of generally tightening capacity, reducing the overcapacity that has been observed for several years. However, the improved gross margins have probably delayed some further capacity rationalisation, especially in Europe. In 2016, demand for gasoline is expected to be a key driver of gross refining margins, especially in the middle of the year, supported by demand for middle distillates. The overall outlook remains unclear because of continuing economic uncertainty, geopolitical tensions in some regions that could lead to supply disruptions, and continued overcapacity in the global refining market. See “Market overview” on page 18.

In Chemicals, Asian naphtha cracker margins increased in 2015 compared with 2014 due to periods of reduced cracker availability. European naphtha cracker margins remained high in 2015, supported by periods of low cracker availability. US ethane cracker margins were significantly lower due to a narrower differential between crude oil prices and US natural gas prices. The outlook for petrochemicals in 2016 will depend on economic growth, especially in Asia, and developments in relative raw material prices which will be influenced by crude oil prices. See “Market overview” on page 18.

EARNINGS 2015-2014

Segment earnings are presented on a current cost of supplies basis (see “Summary of results” on page 18), which in 2015 were $1,955 million higher than on a first-in, first-out basis (2014: $4,366 million higher), as shown in “Non-GAAP measures reconciliations and other definitions” on page 198.

Segment earnings of $10,243 million in 2015 were 200% higher than in 2014. Earnings in 2015 included a net gain of $495 million compared with a net charge of $2,854 million in 2014, described at the end of this section.

Excluding the impact of these items, earnings in 2015 were $9,748 million compared with $6,265 million in 2014. Oil Products earnings accounted for 83% of these 2015 earnings and Chemicals for 17%.

The earnings improvement of $3,483 million (56%) compared with 2014 was principally driven by lower operating expenses, as a result of favourable exchange rates and divestments (45% of the improvement), higher realised refining margins, reflecting the industry environment (39% of the improvement), and other items (16% of the improvement) mainly reflecting a lower effective tax rate.

Improvements in earnings analysed by class of business were as follows:

■

Refining represented 69% of the improvement. Realised refining margins were significantly higher overall and higher in all countries except Canada. The increase was driven by stronger industry margins and improved availability early in 2015 which allowed our refineries to capitalise on the stronger margin environment. Overall in 2015, refinery availability decreased to 90% from 93% in 2014. In Europe, realised margins benefited from the stronger margin environment despite lower availability. In Asia, realised margins were higher due to the stronger margin environment despite worse operational performance, particularly

42	STRATEGIC REPORT
	DOWNSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2015

DOWNSTREAM CONTINUED

at the Bukom refinery in Singapore. In Canada, realised margins were impacted by a significantly weaker margin environment. In the USA, realised margins benefited from the stronger margin environment as well as improved operational performance from lower planned and unplanned downtime. Earnings at Motiva Enterprises LLC (Motiva)’s (Shell interest 50%) Port Arthur refinery were stronger through both a stronger margin environment and improved operational performance.

■	Trading and Supply represented 10% of the improvement, driven by market volatility and optimisation opportunities, and one-off tax credits.
■	Pipelines represented 3% of the improvement, which was mainly due to higher margins and joint venture earnings.
■	Marketing earnings were in line with 2014, despite unfavourable exchange rate effects and divestments. Higher earnings, mainly in Lubricants, were offset by lower results from Business to Business Fuels and our Raízen joint venture (Shell interest 50%) in Brazil. Raízen earnings were impacted by unfavourable exchange rate effects as the Brazilian real weakened against the dollar.
■	Chemicals represented 9% of the improvement, mainly due to tight industry supply conditions and lower taxation. These industry conditions, driven by competitor outages in Asia, benefited intermediate products globally and base chemicals in Asia. Partly offsetting these benefits were weaker margins in the USA, and unit shutdowns at the Moerdijk site in the Netherlands which had a larger earnings impact in 2015 than in 2014.

Oil product sales volumes were 1% higher than in 2014, mainly due to improved Trading and Supply volumes. Marketing volumes were lower than in 2014 due to divestments. Excluding divestments, Marketing volumes were 2% higher than in 2014, benefiting from higher Retail volumes in the USA as a result of a stronger driving season.

Chemicals sales volumes were 1% higher than in 2014. The increase was mostly driven by higher demand in Asia and improved market conditions for intermediate products globally.

Depreciation, depletion and amortisation were significantly lower in 2015 compared with 2014, mainly due to impairments in 2014 described below.

Segment earnings in 2015 included a net gain of $495 million, reflecting net gains on divestments of $1,095 million (primarily in China, France and Norway), reported in interest and other income, partly offset by impairment charges of $505 million (mainly related to the Westward Ho pipeline in the USA and to expenditure at the Bukom refinery in Singapore) and other net charges of $95 million.

Segment earnings in 2014 included a net charge of $2,854 million, primarily from impairments (mainly in respect of refineries in Asia and Europe) and also from restructuring charges, fair value accounting of commodity derivatives and a provision connected to a prior year sale obligation. Partly offsetting these charges was a gain related to Dutch pension plan amendments.

EARNINGS 2014-2013

Segment earnings in 2014 were $3,411 million, 12% lower than 2013. Earnings in 2014 included a net charge of $2,854 million described above, and earnings in 2013 included a net charge of $597 million resulting primarily from impairments and deferred tax adjustments, which were partly due to a beneficial tax rate change in the UK and gains on divestments.

Excluding the impact of these items, earnings in 2014 were $6,265 million compared with $4,466 million in 2013. Oil Products earnings accounted for 78% of 2014 earnings and Chemicals for 22%.

The earnings improvement of $1,799 million (40%) was the result of higher realised refining margins from improved operating performance and a stronger industry environment (accounting for 35% of the earnings improvement); higher margins from Trading and Supply (accounting for 32% of the earnings improvement) which were due to increased price volatility and profitable short positions; lower operating expenses (accounting for 18% of the earnings improvement) mainly as a result of divestments; lower depreciation (accounting for 9% of the earnings improvement) as a result of divestments and reduced depreciation from impaired assets; and higher Marketing and Pipeline margins (accounting for 9% of earnings improvement). Lower margins from Chemicals, primarily driven by market conditions for intermediate products and shutdowns of some units at Moerdijk, offset 11% of these improvements.

REFINERY AND CHEMICAL PLANT AVAILABILITY

Refinery availability was 90% in 2015 compared with 93% in 2014 and 94% in 2013. The lower availability in 2015 reflected the impact of a fire at the Bukom refinery.

Chemical plant availability was 85% in 2015, compared with 85% in 2014 and 92% in 2013. Lower availability in 2015 and 2014 reflected unit shutdowns at the Moerdijk site in each year.

CAPITAL INVESTMENT AND DIVESTMENTS

Capital investment was $5.1 billion in 2015 compared with $5.9 billion in 2014. In Refining and Chemicals, it decreased by $0.1 billion to $3.6 billion. In Marketing, it decreased by $0.7 billion to $1.5 billion. In 2015, 60% of our capital investment was used to maintain the integrity and performance of our asset base, compared with 54% in 2014.

Divestments were $2.3 billion in 2015, compared with $4.4 billion 2014, principally from divestments in China, France, Norway and the UK, and proceeds from sale of interests in Shell Midstream Partners, L.P.

PORTFOLIO AND BUSINESS DEVELOPMENTS

We took the following key portfolio decisions in 2015:

■	In Canada, we took the final investment decision (FID) for a de-bottlenecking project at the Scotford refinery, which is expected to increase hydrocracking capacity by about 20%. Completion is expected in 2016.
■	In the Netherlands, we took the FID to build a major new unit at the Pernis refinery. The new solvent deasphalter unit will remove heavier fractions from crude oil, allowing the refinery to upgrade a larger proportion of its oil intake into lighter, high-grade products. Construction work is planned to start later in 2016, subject to permit approvals, with completion expected by the end of 2018.
■	In the USA, we took the FID to construct a fourth alpha olefins unit, which is expected to add 425 thousand tonnes per annum (ktpa) of alpha olefins production capacity at our chemical manufacturing site in Geismar, Louisiana. This project is expected to be completed by the end of 2018 and make the site the largest alpha olefins producer in the world.

We achieved the following operational milestones in 2015:

■	In China, we opened a new lubricant blending plant in Tianjin. The plant has the capacity to produce 330 million litres of finished products per annum and brings our number of blending plants in China to eight.
■	Also in China, we signed a heads of agreement with China National Offshore Oil Corporation (CNOOC) to expand our joint venture at Nanhai (Shell interest 50%) in the Guangdong province. The expansion, which is pre-FID, would double the joint venture’s ethylene production to over two million tonnes per annum. CNOOC has started construction work on the expansion, with completion expected by the end of 2017.

	STRATEGIC REPORT	43
SHELL ANNUAL REPORT AND FORM 20-F 2015	DOWNSTREAM

■	In Germany, we handed over the Harburg refinery to Nynas in December 2015. The transaction was agreed in 2011, and a first phase to hand over the base oil plant was completed in 2014.
■	In Singapore, we started up a new 140 ktpa high-purity ethylene oxide purification unit and a new 140 ktpa ethoxylates unit at Jurong Island. These production units more than double the production of both chemical products at Jurong.
■	In the USA, Shell Midstream Partners, L.P. sold additional interests to public investors via the issuance of additional limited partnership units, reducing our interest in the partnership to approximately 60%, and generating proceeds of $595 million.
■	Also in the USA, we continued detailed engineering design and site preparation for the construction of a proposed petrochemicals plant (Shell interest 100%) in the Appalachian region.

We continued to review our portfolio to divest positions that fail to deliver competitive performance or no longer meet our longer-term strategic objectives. Major divestments in 2015 included:

■	our 75% interest in Tongyi Lubricants in China.
■	Butagaz, our liquefied petroleum gas (LPG) business in France. Butagaz constituted the majority of our LPG business. Following the sale, we only have LPG businesses in Argentina, Canada and Hong Kong.
■	most of our retail, commercial fuels, and supply and distribution logistics business in Norway to ST1 Nordic Oy (ST1). The Shell brand will continue to be highly visible in Norway through a retail brand licence agreement. In addition, Shell has entered into a joint venture (Shell interest 50%) with ST1 to sell aviation fuel in Norway.
■	185 service stations across the UK to independent dealers. All service stations will retain the Shell brand and sell Shell’s fuels.

In addition, we reached agreements to sell the following, with expected completion in 2016:

■	our marketing business in Denmark to Couche-Tard. This includes a retail brand licence agreement under which the Shell brand will remain highly visible in Denmark.
■	a 33.24% holding in Showa Shell in Japan to Idemitsu. We are retaining a 1.80% interest.
■	our 51% shareholding in the Shell Refining Company in Malaysia to Malaysia Hengyuan International Ltd.

BUSINESS AND PROPERTY

Refining

We have interests in 23 refineries worldwide with the capacity to process a total of around 3.1 million barrels of crude oil per day (Shell share). Our refining capacity is 34% in Europe and Africa, 39% in the Americas and 27% in Asia and Oceania.

The Port Arthur refinery in Texas, USA, owned and operated by Motiva (a 50:50 joint venture with Saudi Refining, Inc), is the largest refinery in North America and includes one of the world’s largest single-site base oil manufacturing plants.

Trading and Supply

Trading and Supply trades in physical and financial contracts, lease storage and transportation capacities, and manages shipping and wholesale commercial fuel activities globally.

With more than 100 distribution terminals and 770 supply points in around 25 countries, our supply and distribution infrastructure is well positioned to make deliveries around the world. This includes supplying feedstocks for our refineries and chemical plants and finished products such as gasoline, diesel and aviation fuel to our Marketing businesses and customers.

Shell Wholesale Commercial Fuels provides transport, industrial and heating fuels. Our range of products, from reliable main-grade fuels to premium products, can offer tangible benefits. These include fuel economy, enhanced equipment performance, reduction in maintenance frequency and costs as well as reduced emissions.

Pipelines

Shell Pipeline Company LP (Shell interest 100%) owns and operates seven tank farms across the USA and transports more than 1.5 billion barrels of crude oil and refined products a year through about 6,000 kilometres of pipelines in the Gulf of Mexico and five US states. Our various non-operated ownership interests provide about a further 13,000 pipeline kilometres.

We carry more than 40 types of crude oil and more than 20 grades of gasoline, as well as diesel, aviation fuel, chemicals and ethylene.

Shell Midstream Partners, L.P., a Midstream Limited Partnership (MLP), was formed by Shell in 2014 to own, operate, develop and acquire pipelines and other midstream assets. Its assets consist of interests in entities that own crude oil and refined products pipeline systems and related assets that serve as key infrastructure to store onshore and offshore crude oil production and transport to refining markets and to deliver refined products to major demand centres. Shell controls the general partner and holds a majority share in the MLP.

Marketing

RETAIL

There were close to 43,000 Shell-branded retail stations operating in over 70 countries at the end of 2015. We have more than 100 years’ experience in fuel development. In recent years, we have concentrated on developing fuels with special formulations designed to clean engines and improve performance. We sell such fuels under the Shell V-Power brand in more than 50 countries.

LUBRICANTS

Across approximately 100 countries, we produce, market or sell technically-advanced lubricants not only for passenger cars, motorcycles, trucks and coaches but also for industrial machinery in the manufacturing, mining, power generation, agriculture and construction sectors.

We have a global lubricants supply chain with a network of eight base oil manufacturing plants, 45 lubricant blending plants, 15 grease plants and four gas-to-liquids base oil storage hubs.

Through our marine activities, we primarily provide lubricants, but also fuels and related technical services, to the shipping and maritime sectors. Following rationalisation of our product portfolio, we now supply around 80 grades of lubricants and nine types of fuel to vessels worldwide, ranging from large ocean-going tankers to small fishing boats.

BUSINESS TO BUSINESS

Our Business-to-Business (B2B) activities encompass the sale of fuels and speciality products and services to a broad range of commercial customers.

44	STRATEGIC REPORT
	DOWNSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2015

DOWNSTREAM CONTINUED

Shell Aviation fuels more than two million aircraft a year, with a presence at more than 800 airports in around 40 countries.

We continue to pursue opportunities in the LNG for transport sector, developing projects that provide us and our customers with the best commercial value. Since October 2015, we have had access to import and storage capacity at the Gas Access to Europe (GATE) terminal in the Netherlands, enabling us to supply our own LNG to marine and road customers in northwest Europe. We will also supply LNG for our truck refuelling network in the Netherlands from the terminal.

Shell Bitumen supplies over 1,600 customers across 28 countries and provides enough bitumen to resurface 450 kilometres of road lanes every day. It also invests in technology research and development to create innovative products.

Shell Sulphur Solutions is a business which manages the complete value chain of sulphur, from refining to marketing. The business provides sulphur for industries such as mining and textiles and also develops new products which incorporate sulphur, such as fertilisers.

ALTERNATIVE ENERGIES

Raízen, our joint venture in Brazil, produces ethanol from sugar cane and manages a retail network. With an annual production capacity of more than 2 billion litres, it is one of the largest biofuel producers in the world. Raízen opened its first cellulosic ethanol plant at its Costa Pinto mill in Brazil in 2015. It is expected to produce 40 million litres a year of advanced biofuels from sugar-cane residues. We also continue to research and explore the potential of hydrogen as a fuel.

Chemicals

MANUFACTURING

Our plants produce a range of base chemicals, including ethylene, propylene and aromatics, as well as intermediate chemicals such as styrene monomer, propylene oxide, solvents, detergent alcohols, ethylene oxide and ethylene glycol. We have the capacity to produce over 6 million tonnes of ethylene a year.

MARKETING

Each year, we supply more than 17 million tonnes of petrochemicals to around 1,000 major industrial customers worldwide. Our products are used to make numerous everyday items, from clothing and cars to detergents and bicycle helmets.

DOWNSTREAM BUSINESS ACTIVITIES WITH IRAN, SUDAN AND SYRIA

Iran

Shell transactions with Iran are disclosed separately. See “Section 13(r) of the US Securities Exchange Act of 1934 Disclosure” on page 197.

Sudan

We ceased all operational activities in Sudan in 2008. However, we completed soil remediation work in 2015 related to earlier operations in the country.

Syria

We are in compliance with all European Union and US sanctions. We supply limited quantities of polyols via a Netherlands-based distributor to private sector customers in Syria. Polyols are commonly used for the production of foam in mattresses and soft furnishings.

DOWNSTREAM DATA TABLES

The tables below reflect Shell subsidiaries, the 50% Shell interest in Motiva in the USA and instances where Shell owns the crude oil or feedstocks processed by a refinery. Other joint ventures and associates are only included where explicitly stated.

OIL PRODUCTS – COST OF CRUDE OIL PROCESSED OR CONSUMED [A]	$ PER BARREL

	2015	2014	2013
Total	40.91	82.76	90.36

[A] Includes Upstream margin on crude oil supplied by Shell subsidiaries, joint ventures and associates. Excludes cost of crude oil processed or consumed by Motiva.

CRUDE DISTILLATION CAPACITY [A]	THOUSAND B/CALENDAR DAY [B]

	2015	2014	2013
Europe	1,037	1,033	1,033
Asia	816	810	810
Oceania	–	80	118
Africa	82	82	82
Americas	1,219	1,212	1,212
Total	3,154	3,217	3,255

[A] Average operating capacity for the year, excluding mothballed capacity.

[B] Calendar day capacity is the maximum sustainable capacity adjusted for normal unit downtime.

ETHYLENE CAPACITY [A]	THOUSAND TONNES/YEAR

	2015	2014	2013
Europe	1,702	1,659	1,659
Asia	2,222	1,922	1,922
Oceania	–	–	–
Africa	–	–	–
Americas	2,235	2,212	2,212
Total	6,159	5,793	5,793

[A] Includes the Shell share of capacity entitlement (offtake rights) of joint ventures and associates, which may be different from nominal equity interest. Nominal capacity is quoted at December 31.

OIL PRODUCTS – CRUDE OIL PROCESSED [A]		THOUSAND B/D
	2015	2014	2013
Europe	870	941	1,010
Asia	685	688	706
Oceania	–	59	116
Africa	56	69	61
Americas	1,150	1,149	1,100
Total	2,761	2,906	2,993

[A] Includes natural gas liquids, share of joint ventures and associates and processing for others.

REFINERY PROCESSING INTAKE [A]		THOUSAND B/D
	2015	2014	2013
Crude oil	2,596	2,716	2,732
Feedstocks	209	187	183
Total	2,805	2,903	2,915
Europe	903	941	933
Asia	627	639	634
Oceania	–	64	105
Africa	56	69	54
Americas	1,219	1,190	1,189
Total	2,805	2,903	2,915

[A] Includes crude oil, natural gas liquids and feedstocks processed in crude distillation units and in secondary conversion units.

	STRATEGIC REPORT	45
SHELL ANNUAL REPORT AND FORM 20-F 2015	DOWNSTREAM

REFINERY PROCESSING OUTTURN [A]		THOUSAND B/D
	2015	2014	2013
Gasolines	1,012	1,049	1,049
Kerosines	316	331	368
Gas/Diesel oils	972	1,047	1,014
Fuel oil	290	316	274
Other	449	395	389
Total	3,039	3,138	3,094

[A] Excludes own use and products acquired for blending purposes.

CHEMICALS SALES VOLUMES [A]		THOUSAND TONNES
	2015	2014	2013
Europe
Base chemicals	3,000	3,287	3,423
Intermediates and others	1,936	2,019	2,281
Total	4,936	5,306	5,704
Asia
Base chemicals	2,319	2,220	2,266
Intermediates and others	3,576	2,901	2,989
Total	5,895	5,121	5,255
Oceania
Base chemicals	–	–	–
Intermediates and others	–	35	62
Total	–	35	62
Africa
Base chemicals	–	–	–
Intermediates and others	37	43	47
Total	37	43	47
Americas
Base chemicals	3,036	3,251	3,218
Intermediates and others	3,244	3,252	3,100
Total	6,280	6,503	6,318
Total product sales
Base chemicals	8,355	8,758	8,907
Intermediates and others	8,793	8,250	8,479
Total	17,148	17,008	17,386

[A] Excludes feedstock trading and by-products.

OIL PRODUCT SALES VOLUMES [A][B]		THOUSAND B/D
	2015	2014	2013
Europe
Gasolines	403	405	415
Kerosines	251	264	226
Gas/Diesel oils	779	841	962
Fuel oil	186	176	194
Other products	240	205	168
Total	1,859	1,891	1,965
Asia
Gasolines	379	343	325
Kerosines	214	191	191
Gas/Diesel oils	533	515	483
Fuel oil	340	325	322
Other products	489	441	256
Total	1,955	1,815	1,577
Oceania
Gasolines	–	52	87
Kerosines	51	48	51
Gas/Diesel oils	–	64	115
Fuel oil	–	–	–
Other products	–	10	19
Total	51	174	272
Africa
Gasolines	37	36	45
Kerosines	9	9	9
Gas/Diesel oils	57	52	43
Fuel oil	1	–	3
Other products	15	7	14
Total	119	104	114
Americas
Gasolines	1,325	1,268	1,149
Kerosines	204	206	234
Gas/Diesel oils	584	583	519
Fuel oil	86	68	96
Other products	249	256	238
Total	2,448	2,381	2,236
Total product sales [C]
Gasolines	2,144	2,104	2,021
Kerosines	729	718	711
Gas/Diesel oils	1,953	2,055	2,122
Fuel oil	613	569	615
Other products	993	919	695
Total	6,432	6,365	6,164

[A] Excludes deliveries to other companies under reciprocal sale and purchase arrangements, which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.

[B] Includes the Shell share of sales volumes from Raízen.

[C] Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2015 was a reduction in oil product sales of approximately 1,158,000 b/d (2014: 1,067,000 b/d; 2013: 921,000 b/d).

46	STRATEGIC REPORT
	DOWNSTREAM	SHELL ANNUAL REPORT AND FORM 20-F 2015

DOWNSTREAM CONTINUED

MANUFACTURING PLANTS AT DECEMBER 31, 2015

REFINERIES IN OPERATION
					Thousand barrels/calendar day, 100% capacity[B]
	Location	Asset class	Shell interest (%	)[A]	Crude distillation capacity	Thermal cracking/ visbreaking/ coking	Catalytic cracking	Hydro- cracking
Europe
Denmark	Fredericia	●	100		67	40	–	–
Germany	Miro [C]		32		310	65	89	–
	Rheinland	■ ●	100		325	44	–	80
	Schwedt [C]		38		220	47	50	–
Netherlands	Pernis	■ ●	100		404	45	48	83
Asia
Japan	Mizue (Toa) [C]	●¿	18		64	24	38	–
	Yamaguchi [C]	¿	13		110	–	25	–
	Yokkaichi [C]	●¿	26		234	–	55	–
Malaysia	Port Dickson [D]	¿	51		107	–	39	–
Pakistan	Karachi [C]		30		43	–	–	–
Philippines	Tabangao		67		96	31	–	–
Saudi Arabia	Al Jubail [C]	●¿	50		292	85	–	45
Singapore	Pulau Bukom	■ ●	100		468	70	34	55
Africa
South Africa	Durban [C]	¿	38		165	23	34	–
Americas
Argentina	Buenos Aires	●¿	100		100	18	20	–
Canada
Alberta	Scotford	¿	100		92	–	–	62
Ontario	Sarnia	¿	100		73	4	19	9
USA
California	Martinez	●	100		144	42	65	37
Louisiana	Convent [C]	¿	50		227	–	82	45
	Norco [C]	■	50		229	25	107	39
Texas	Deer Park	■ ●	50		312	78	63	53
	Port Arthur [C]	●	50		578	144	81	73
Washington	Puget Sound	●¿	100		137	23	52	–

[A] Shell interest is rounded to nearest whole percentage point; Shell share of production capacity may differ.

[B] Calendar day capacity is the maximum sustainable capacity adjusted for normal unit downtime.

[C] Not operated by Shell.

[D] In 2015, we agreed to sell our interest in Port Dickson refinery to Malaysia Hengyuan International Ltd. The transaction is expected to be completed in 2016.

■  Integrated refinery and chemical complex.

●  Refinery complex with cogeneration capacity.

¿ Refinery complex with chemical unit(s).

	STRATEGIC REPORT	47
SHELL ANNUAL REPORT AND FORM 20-F 2015	DOWNSTREAM

MAJOR CHEMICAL PLANTS IN OPERATION [A]

		Thousand tonnes/year, Shell share capacity[B]
	Location	Ethylene	Styrene monomer	Ethylene glycol	Higher olefins	[C]	Additional products
Europe
Germany	Rheinland	315	–	–	–		A
Netherlands	Moerdijk [D]	972	725	155	–		A, I
UK	Mossmorran [E]	415	–	–	–		–
	Stanlow [E]	–	–	–	330		I
Asia
China	Nanhai [E]	475	320	175	–		A, I, P
Japan	Yamaguchi [E]	–	–	–	11		A, I
Saudi Arabia	Al Jubail [E]	366	400	–	–		A, O
Singapore	Jurong Island	281	1,020	1,005	–		A, I, P, O
	Pulau Bukom	1,100	–	–	–		A, I
Americas
Canada	Scotford	–	485	520	–		A, I
USA	Deer Park	836	–	–	–		A, I
	Geismar	–	–	400	920		I
	Norco	1,399	–	–	–		A
Total		6,159	2,950	2,255	1,261

[A] Major chemical plants are large integrated chemical facilities, typically producing a range of chemical products from an array of feedstocks, and are a core part of our global Chemicals business.

[B] Shell share of capacity of subsidiaries, joint arrangements and associates (Shell and non-Shell operated), excluding capacity of the Infineum additives joint ventures.

[C] Higher olefins are linear alpha and internal olefins (products range from C6-C2024).

[D] Due to operational incidents in 2014 and 2015, not all units were fully in operation at December 31, 2015.

[E] Not operated by Shell.

A  Aromatics, lower olefins.

I   Intermediates.

P  Polyethylene, polypropylene.

O Other.

OTHER CHEMICAL LOCATIONS [A]

	Location	Products
Europe
Germany	Karlsruhe	A
	Schwedt	A
Netherlands	Pernis	A, I, O
Asia
Japan	Kawasaki	A, I
	Yokkaichi	A
Malaysia	Bintulu	I
	Port Dickson	A
Africa
South Africa	Durban	I
Americas
Argentina	Buenos Aires	I
Canada	Sarnia	A, I
USA	Martinez	O
	Mobile	A
	Puget Sound	I

[A] Other chemical locations reflect locations with smaller chemical units, typically serving more local markets.

A  Aromatics, lower olefins.

I   Intermediates.

O Other.

48	STRATEGIC REPORT
	CORPORATE	SHELL ANNUAL REPORT AND FORM 20-F 2015

CORPORATE

EARNINGS	$ MILLION

	2015	2014	2013
Segment earnings	(425)	(156)	372
Including:
Net interest and investment expense	995	913	832
Foreign exchange losses	731	263	189
Taxation and other	(1,301)	(1,020)	(1,393)

OVERVIEW

The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell’s holdings and treasury organisation, including its self-insurance activities as well as its headquarters and central functions. All finance expense and income as well as related taxes are included in the Corporate segment earnings rather than in the earnings of the business segments.

The holdings and treasury organisation manages many of the Corporate entities and is the point of contact between Shell and external capital markets. It conducts a broad range of transactions – from raising debt instruments to transacting foreign exchange. Treasury centres in London, Singapore and Rio de Janeiro support these activities.

Headquarters and central functions provide business support in the areas of communications, finance, health, human resources, information technology, legal services, real estate and security. They also provide support for the shareholder-related activities of the Company. The central functions are supported by business service centres located around the world, which process transactions, manage data and produce statutory returns, among other services. The majority of the headquarters and central-function costs are recovered from the business segments. Those costs that are not recovered are retained in Corporate.

SELF-INSURANCE

Shell mainly relies on self-insurance for many of its risk exposures and capital is set aside to meet self-insurance obligations (see “Risk factors” on pages 10-11). The capital held to support the self-insurance obligations is at a level at least equivalent to what would be held in the third-party insurance market. Periodically, surveys of key assets are undertaken that provide risk-engineering knowledge and best practices to Shell subsidiaries with the aim to reduce their exposure to hazard risks. Actions identified during these surveys are monitored to completion.

INFORMATION TECHNOLOGY

Given our reliance on information technology systems for our operations, we continuously monitor external developments and share information on threats and security incidents. Shell employees and contractors are subject to mandatory courses and regular awareness campaigns, aimed at protecting us against cyber threats. We periodically review and adapt our disaster recovery plans and security response processes, and seek to enhance our security monitoring capability. See “Risk factors” on page 11.

EARNINGS 2015-2013

Segment earnings in 2015 were a loss of $425 million, compared with a loss of $156 million in 2014 and a gain of $372 million in 2013.

Net interest and investment expense increased by $82 million between 2014 and 2015. Interest expense was higher, mostly driven by new bond issuances 2015 (see “Liquidity and capital resources” on page 50), partly offset by an improvement in the liquidity premium associated with currency swaps, and an increase in the amount of interest capitalised. In 2014, net interest and investment expense decreased by $81 million compared with 2013. Interest expense was higher, mostly driven by new bond issuances and additional finance leases, including those assumed as a result of the acquisition of Repsol LNG businesses. These effects were partly offset by an improvement in the liquidity premium associated with currency swaps.

Foreign exchange losses of $731 million in 2015 (2014: $263 million; 2013: $189 million) were mainly due to the impact of exchange rates on non-functional currency loans and cash balances in operating units. The dollar strengthened against all major currencies to which Shell has exposure.

Taxation and other earnings increased by $281 million in 2015 compared with 2014, mainly due to a gain on the sale of an office building in the UK, partly offset by lower tax credits. In 2014, taxation and other earnings were $373 million lower than 2013, mainly due to lower tax credits.

	STRATEGIC REPORT	49
SHELL ANNUAL REPORT AND FORM 20-F 2015	LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

We manage our businesses to deliver strong cash flows to fund investment for profitable growth. Our aim is that, across the business cycle, “cash in” (including cash from operations and divestments) at least equals “cash out” (including capital expenditure, interest and dividends), while maintaining a strong balance sheet. Our priorities for applying our cash are the servicing and reduction of debt commitments, payment of dividends, share buybacks and capital investment.

OVERVIEW

The most significant factors affecting our operating cash flow are earnings and movements in working capital, which are mainly impacted by: realised prices for crude oil and natural gas; production levels of crude oil and natural gas; and refining and marketing margins.

Changes in realised crude oil and natural gas prices and production levels can have a significant impact on our operating cash flow. The extent of the impact from a decrease or increase in prices depends on: the extent to which contractual arrangements are tied to market prices; the dynamics of production-sharing contracts; the existence of agreements with governments or state-owned oil and gas companies that have limited sensitivity to crude oil and natural gas prices; tax impacts; and the extent to which changes in commodity prices flow through into operating costs. Changes in benchmark prices of crude oil and natural gas in any particular period therefore provide only a broad indicator of changes in our Upstream earnings in that period. In the longer term, replacement of proved oil and gas reserves will affect our ability to maintain or increase production levels, which in turn will affect our cash flows and earnings.

Changes in any one of a range of factors derived from either within the industry or the broader economic environment can influence refining and marketing margins. The precise impact of any such changes depends on how the oil markets respond to them. The market response is affected by factors such as: whether the change affects all crude oil types or only a specific grade; regional and global crude-oil and refined-products inventories; and the collective speed of response of refiners and product marketers in adjusting their operations. As a result, margins fluctuate from region to region and from period to period.

STATEMENT OF CASH FLOWS

Net cash from operating activities in 2015 was $29.8 billion, a decrease from $45.0 billion in 2014. The decrease mainly reflected lower income, which was principally a result of the significant decline in oil and gas prices. The increase in net cash from operating activities in 2014, compared with $40.4 billion in 2013, mainly reflected a higher cash inflow from working capital movements.

Net cash used in investing activities was $22.4 billion in 2015, an increase from $19.7 billion in 2014. The increase was mainly the result of lower proceeds from sale of assets, which more than offset a reduction in capital expenditure. Net cash used in investing activities decreased from $40.1 billion in 2013 to $19.7 billion in 2014, mainly as a result of lower capital expenditure and higher proceeds from sale of assets.

Net cash from financing activities in 2015 was an inflow of $3.8 billion compared with cash outflows of $12.8 billion in 2014 and $9.0 billion in 2013. This included net debt issued of $14.9 billion (2014: $0.4 billion; 2013: $5.4 billion), partly offset by payment of dividends to Royal Dutch Shell plc shareholders of $9.4 billion (2014: $9.4 billion; 2013: $7.2 billion) and interest paid of $1.7 billion (2014: $1.5 billion; 2013: $1.3 billion).

Cash and cash equivalents were $31.8 billion at December 31, 2015 (2014: $21.6 billion; 2013: $9.7 billion). This includes amounts held for the acquisition of BG Group plc (BG).

CASH FLOW INFORMATION [A]			$ BILLION
	2015	2014	2013
Net cash from operating activities excluding working capital movements
Upstream	13.2	33.3	28.8
Downstream	10.6	4.5	7.5
Corporate	0.5	0.8	1.2
Total	24.3	38.6	37.5
Decrease in inventories	2.8	8.0	0.6
Decrease/(increase) in current receivables	9.9	(1.6)	5.6
Decrease in current payables	(7.2)	–	(3.3)
Decrease in working capital	5.5	6.4	2.9
Net cash from operating activities	29.8	45.0	40.4
Net cash used in investing activities	(22.4)	(19.7)	(40.1)
Net cash from/(used in) financing activities	3.8	(12.8)	(9.0)
Currency translation differences relating to cash and cash equivalents	(1.0)	(0.6)	(0.2)
Increase/(decrease) in cash and cash equivalents	10.2	11.9	(8.9)
Cash and cash equivalents at the beginning of the year	21.6	9.7	18.6
Cash and cash equivalents at the end of the year	31.8	21.6	9.7

[A] See the “Consolidated Statement of Cash Flows” on page 119.

50	STRATEGIC REPORT
	LIQUIDITY AND CAPITAL RESOURCES	SHELL ANNUAL REPORT AND FORM 20-F 2015

LIQUIDITY AND CAPITAL RESOURCES CONTINUED

FINANCIAL CONDITION AND LIQUIDITY

Our financial position is strong. Despite the weakness in commodity prices, with an average Brent crude oil price of $52 per barrel in 2015 ($99 per barrel in 2014), our gearing increased by less than 2% over the year, from 12.2% at end 2014 to 14.0% at end 2015. Gearing, defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of our capital structure. Across the business cycle, we aim to manage gearing within a range of 0-30%. Note 14 to the “Consolidated Financial Statements” on pages 134-135 provides information on our debt arrangements, including gearing.

We are affected by the global macroeconomic environment as well as financial and commodity market conditions. This exposes us to treasury and trading risks, including liquidity risk, market risk (interest rate risk, foreign exchange risk and commodity price risk) and credit risk. See “Risk factors” on page 10 and Note 19 to the “Consolidated Financial Statements” on pages 142-144. The size and scope of our businesses require a robust financial control framework and effective management of our various risk exposures.

Market risk and credit risk

In the normal course of business, financial instruments of various kinds are used for the purposes of managing exposure to interest rate, foreign exchange and commodity price movements. Our treasury and trading operations are highly centralised, and seek to manage credit exposures associated with our substantial cash, foreign exchange and commodity positions. Our portfolio of cash investments is diversified to avoid concentrating risk in any one instrument, country, or counterparty. We monitor our investments and adjust them in light of new market information. Exposure to failed financial and trading counterparties was not material in 2015. Treasury standards are applicable to all our subsidiaries, and each subsidiary is required to adopt a treasury policy consistent with these standards. Other than in exceptional cases, the use of external derivative instruments is confined to specialist trading and central treasury organisations that have appropriate skills, experience, supervision, control and reporting systems.

Pension commitments

We have substantial pension commitments, whose funding is subject to capital market risks (see “Risk factors” on page 10). We address key pension risks in a number of ways. Principal among these is the Pensions Forum, chaired by the Chief Financial Officer, which provides guidance on Shell’s input to pension strategy, policy and operation. The forum is supported by a risk committee in reviewing the results of assurance processes with respect to pension risks. In general, local trustees manage the funded defined benefit pension plans and set the required contributions based on independent actuarial valuations in accordance with local regulations. Our total employer contributions to defined benefit pension plans were $1.3 billion in 2015 and are estimated to be $1.4 billion in 2016.

Liquidity

We satisfy our funding and working capital requirements from the cash generated by our operations and through the issuance of debt. Despite challenging market conditions for our industry, we have continued to have good access to the international debt capital markets. Our debt is principally financed from these markets through central debt programmes consisting of:

■	a $10 billion global commercial paper (CP) programme, exempt from registration under section 3 (a)(3) of the US Securities Act of 1933, with maturities not exceeding 270 days;
■	a $10 billion CP programme, exempt from registration under section 4(2) of the US Securities Act of 1933, with maturities not exceeding 397 days;
■	an unlimited Euro medium-term note (EMTN) programme (also referred to as the Multi-currency Debt Securities Programme); and
■	an unlimited US universal shelf (US shelf) registration.

All CP, EMTN and US shelf issuances are undertaken by Shell International Finance B.V., the issuance company for Shell, with its debt being guaranteed by Royal Dutch Shell plc (the Company).

We also maintain a $7.48 billion committed credit facility that was undrawn at December 31, 2015. Following the second one-year extension agreed in November 2015, the facility expires in 2020. This facility and internally available liquidity provide back-up coverage for CP. Other than certain borrowings in local subsidiaries, we do not have any other committed credit facilities.

Our total debt increased by $12.8 billion in 2015 to $58.4 billion at December 31, 2015, and the amount, excluding leases, will mature as follows: 10% in 2016; 11% in 2017; 15% in 2018; 8% in 2019; and 56% in 2020 and beyond. The portion of debt maturing in 2016 is expected to be repaid from a combination of cash balances, cash generated from operations, divestments and issuance of new debt.

In 2015, we issued $15.0 billion of bonds under our US shelf registration, and $5.3 billion of bonds under our EMTN programme, the proceeds of which were primarily used to finance the BG acquisition (see below). Periodically, for working capital purposes, we issued CP. We believe our current working capital is sufficient for present requirements.

In accordance with the UK City Code on Takeovers and Mergers, we maintained sufficient certain funds for the estimated £13.2 billion cash consideration portion of the BG acquisition from the date of announcement in April 2015 until the date of completion in February 2016. We entered into a £10.07 billion bridge credit facility on May 1, 2015, which was cancelled unused on February 10, 2016, once funds had been accumulated and the completion date was certain. We raised these funds through long-term debt issuance in 2015.

While our subsidiaries are subject to restrictions, such as foreign withholding taxes on the transfer of funds in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on our ability to meet our cash obligations.

CAPITALISATION TABLE		$ MILLION
	Dec 31, 2015	Dec 31, 2014
Equity attributable to Royal Dutch Shell plc shareholders	162,876	171,966
Current debt	5,530	7,208
Non-current debt	52,849	38,332
Total debt [A]	58,379	45,540
Total capitalisation	221,255	217,506

[A] Of total debt, $53.2 billion (2014: $39.5 billion) was unsecured and $5.2 billion (2014: $6.0 billion) was secured. See Note 14 to the “Consolidated Financial Statements” on pages 134-135 for further disclosure on debt, including the amount guaranteed by the Company.

	STRATEGIC REPORT	51
SHELL ANNUAL REPORT AND FORM 20-F 2015	LIQUIDITY AND CAPITAL RESOURCES

The consolidated ratio of earnings to fixed charges of Shell for each of five years ended December 31, 2011-2015, is as follows:

RATIO OF EARNINGS TO FIXED CHARGES [A]
	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges	1.93	14.41	20.11	31.12	35.71

[A] See “Exhibit 7.1” on page E1 for the calculation of the ratio of earnings to fixed charges.

DIVIDENDS

Our policy is to grow the dollar dividend through time, in line with our view of our underlying earnings and cash flow. When setting the dividend, the Board of Directors looks at a range of factors, including the macro environment, the current balance sheet and future investment plans.

We returned $12.0 billion to our shareholders through dividends in 2015. Some of those dividends were paid out as 96.3 million shares issued to shareholders who had elected to receive new shares instead of cash, under our Scrip Dividend Programme which was reintroduced in March 2015 from the first quarter 2015 interim dividend onwards.

We have announced an interim dividend in respect of the fourth quarter of 2015 of $0.47 per share, in line with the dividend for the same quarter of 2014. See Note 23 to the “Consolidated Financial Statements” on page

150. The fourth quarter interim dividend will be payable to shareholders, including former BG shareholders, on the register at February 19, 2016. The Board expects that the first quarter 2016 interim dividend will be $0.47 per share.

PURCHASES OF SECURITIES

At the 2015 Annual General Meeting (AGM), shareholders granted an authority, which will expire at the end of the 2016 AGM, for the Company to repurchase up to 633 million of its shares. Under a similar authority granted at the 2014 AGM, we continued a share buyback programme, repurchasing 12.7 million shares in January 2015, to offset the dilution created by the issuance of shares under our Scrip Dividend Programme. The share buyback programme was suspended in February 2015. All of the shares purchased under the buyback programme are cancelled. A resolution will be proposed at the 2016 AGM to renew authority for the Company to purchase its own share capital up to specified limits for another year. Shares are also purchased by the employee share ownership trusts and trust-like entities (see the “Directors’ Report” on page 68) to meet delivery commitments under employee share plans. All share purchases are made in open-market transactions.

The table below provides information on purchases of shares in 2015 by the issuer and affiliated purchasers. Purchases in euros and sterling are converted into dollars using the exchange rate on each transaction date.

PURCHASES OF EQUITY SECURITIES BY ISSUER AND AFFILIATED PURCHASERS IN 2015 [A]
	A shares					B shares			A ADSs
Purchase period	Number purchased for employee share plans	Number purchased for cancellation	[C]	Weighted average price ($	)[B]	Number purchased for employee share plans	Weighted average price ($	)[B]	Number purchased for employee share plans	Weighted average price ($	)[B]
January	–	12,717,512		32.06		–	–		1,133,754	65.00
February	–	–		–		–	–		–	–
March	343,670	–		31.16		184,916	33.02		98,567	62.57
April	–	–		–		–	–		–	–
May	–	–		–		–	–		–	–
June	52,359	–		29.97		150,233	30.32		–	–
July	–	–		–		–	–		–	–
August	–	–		–		–	–		21,097	50.22
September	–	–		–		163,535	24.19		–	–
October	–	–		–		–	–		–	–
November	–	–		–		–	–		–	–
December	–	–		–		181,366	22.15		–	–
Total 2015	396,029	12,717,512		32.03		680,050	27.40		1,253,418	64.56

[A] Excludes shares issued to affiliated purchasers pursuant to the Scrip Dividend Programme.

[B] Average price paid per share includes stamp duty and brokers’ commission.

[C] Under the share buyback programme.

52	STRATEGIC REPORT
	LIQUIDITY AND CAPITAL RESOURCES	SHELL ANNUAL REPORT AND FORM 20-F 2015

LIQUIDITY AND CAPITAL RESOURCES CONTINUED

CAPITAL INVESTMENT AND DIVESTMENTS

The reduction in capital investment in 2015 compared with 2014 reflects our decision to curtail spending by reducing the number of new investment decisions and designing lower-cost development solutions.

CAPITAL INVESTMENT [A]		$ MILLION
	2015	2014
Upstream	23,527	31,293
Downstream	5,119	5,910
Corporate	215	136
Total	28,861	37,339

[A] See “Non-GAAP measures reconciliations and other definitions” on page 198.

In 2015, we continued to divest assets that fail to deliver competitive performance or no longer meet our longer-term strategic objectives, including assets in China, France, Nigeria, Norway, the UK and the USA. Divestments also included the sale of interests in Shell Midstream Partners, L.P.

DIVESTMENTS		$ MILLION
	2015	2014
Upstream	2,747	10,589
Downstream	2,282	4,410
Corporate	511	20
Divestments [A]	5,540	15,019

[A] See “Non-GAAP measures reconciliations and other definitions” on page 198.

CONTRACTUAL OBLIGATIONS

The table below summarises our principal contractual obligations at December 31, 2015, by expected settlement period. The amounts presented have not been offset by any committed third-party revenue in relation to these obligations.

CONTRACTUAL OBLIGATIONS	$ BILLION

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	5 years and later	Total
Debt [A]	5.0	13.2	9.4	24.3	51.9
Finance leases [A]	1.1	1.8	1.7	5.5	10.1
Operating leases [A]	5.3	7.2	6.1	7.6	26.2
Purchase obligations [B]	89.0	51.3	32.5	112.5	285.3
Other long-term contractual liabilities [C]	–	0.4	–	0.7	1.1
Total	100.4	73.9	49.7	150.6	374.6

[A] See Note 14 to the “Consolidated Financial Statements” on page 135. Debt contractual obligations exclude interest, which is estimated to be $1.5 billion payable in less than one year, $2.7 billion between one and three years, $1.9 billion between three and five years, and $11.2 billion in five years and later. For this purpose, we assume that interest rates with respect to variable interest rate debt remain constant at the rates in effect at December 31, 2015, and that there is no change in the aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table. Finance lease contractual obligations include interest.

[B] A purchase obligation is an agreement to purchase goods or services that is enforceable and legally binding and specifies terms such as: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

[C] Includes all obligations included in “Trade and other payables” in “Non-current liabilities” on the “Consolidated Balance Sheet” that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 17 to the “Consolidated Financial Statements” on pages 139-141) and obligations associated with decommissioning and restoration (see Note 18 to the “Consolidated Financial Statements” on pages 141-142).

GUARANTEES AND OTHER OFF-BALANCE SHEET ARRANGEMENTS

Guarantees at December 31, 2015, were $0.6 billion (2014: $3.3 billion). This includes $0.3 billion (2014: $1.6 billion) of guarantees of debt of joint ventures and associates.

FINANCIAL INFORMATION RELATING TO THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

The results of operations and financial position of the Royal Dutch Shell Dividend Access Trust (the Trust) are included in the consolidated results of operations and financial position of Shell. Certain condensed financial information in respect of the Trust is given below. See “Royal Dutch Shell Dividend Access Trust Financial Statements” on pages 185-189.

For the years 2015, 2014 and 2013 the Trust recorded income before tax of £2,726 million, £2,470 million and £2,361 million respectively. In each period this reflected the amount of dividends received on the dividend access share.

At December 31, 2015, the Trust had total equity of £nil (2014: £nil; 2013: £nil), reflecting cash of £2 million (2014: £1 million; 2013: £1 million) and unclaimed dividends of £2 million (2014: £1 million; 2013: £1 million). The Trust only records a liability for an unclaimed dividend, and a corresponding amount of cash, to the extent that cheques expire, which is one year after their issuance, or to the extent that they are returned unpresented.

	STRATEGIC REPORT	53
SHELL ANNUAL REPORT AND FORM 20-F 2015	ENVIRONMENT AND SOCIETY

ENVIRONMENT AND SOCIETY

Our success in business depends on our ability to meet a range of environmental and social challenges. We must show we can operate safely and manage the effect our activities can have on neighbouring communities and society as a whole. If we fail to do this, we may incur liabilities or sanctions, lose business opportunities, harm our reputation, or our licence to operate may be impacted (see “Risk factors” on page 10).

Data in this section are reported on a 100% basis in respect of activities where we are the operator. Reporting on this operational control basis differs from that applied for financial reporting purposes in the “Consolidated Financial Statements” on pages 115-152. Detailed data and information on our 2015 environmental and social performance will be published in the Shell Sustainability Report in April 2016.

CONTROL FRAMEWORK

The Shell General Business Principles (Principles) set out our responsibilities to shareholders, customers, employees, business partners and society. They set the standards for the way we conduct business, with integrity and respect for people, the environment and communities. All ventures that we operate must conduct their activities in line with our business principles.

We work to minimise the environmental impact of new projects and existing operations and we engage with local communities and non-governmental organisations to understand and respond to their concerns. We have standards and a clear governance structure in place to help manage potential impacts. Our standards are defined in our Health, Safety, Security, Environment and Social Performance (HSSE&SP) Control Framework, in line with our Commitment and Policy and the Shell Code of Conduct, and are supported by a number of guidance documents. They apply to every Shell entity, including all employees and contractors, and to Shell-operated ventures. The Control Framework defines standards and accountabilities at each level of the organisation, and sets out the procedures and processes people are required to follow. We manage HSSE&SP risks to “As Low As Reasonably Practicable” (ALARP), which is a business responsibility, supported by the HSSE&SP function. The process safety and HSSE&SP assurance team provides assurance on the effectiveness of HSSE&SP controls.

Our three Golden Rules require our employees and contractors to comply with laws and regulations as well as our standards and procedures, to intervene in unsafe or non-compliant situations, and to respect our neighbours.

In ventures not operated by us, Shell-appointed representatives encourage our partners to apply standards and principles similar to our own. We support these ventures in their implementation of our Control Framework, or of a similar framework, and offer to review the effectiveness of their implementation. Even if such a review is not carried out, we periodically evaluate health, safety, security, environment and community risks faced by our ventures which we do not operate. If one of these ventures falls below expectations, plans are put in place, in agreement with our partners, to improve performance.

SAFETY

Safety is central to the responsible delivery of energy. We develop and operate our facilities with the aim of preventing any incidents that may harm our employees, contractors or nearby communities, or cause damage to our assets or adversely impact the environment. We manage safety risks across our businesses through clear standards, controls and compliance systems combined with a safety-focused culture.

Our global standards and operating procedures define the controls and physical barriers we require to prevent incidents. For example, our offshore wells are designed with at least two independent barriers to mitigate the risk of an uncontrolled release of hydrocarbons. We regularly inspect, test and maintain these barriers to ensure they meet our standards. We also routinely prepare and practise our emergency response to potential incidents such as an oil spill or a fire. This involves working closely with local services and regulatory agencies to jointly test our plans and procedures. These tests continually improve our readiness to respond. If an incident does occur, we have procedures in place to reduce the impact on people and the environment.

We continue to strengthen the safety culture among our employees and contractors. Our safety goal is to achieve no harm and no leaks across all of our operations. We refer to this as our Goal Zero ambition. We expect everyone working for us to intervene and stop work that may appear to be unsafe. In addition to our ongoing safety awareness programmes, we hold an annual global safety day to give employees and contractors time to reflect on how to prevent incidents. We expect everyone working for us to comply with our 12 mandatory Life-Saving Rules. If employees break these rules, they face disciplinary action up to and including termination of employment. If contractors break the Life-Saving Rules, they can be removed from the worksite.

Process safety involves making sure the right precautions are in place to prevent unplanned releases of hydrocarbons or chemicals. In the event of a loss of containment such as a spill or a leak, we employ independent recovery measures to prevent the release from becoming catastrophic. This system of barriers and recovery measures is known as a “bow-tie”, a model that visually represents a system where process safety hazards are managed through prevention and response barriers.

54	STRATEGIC REPORT
	ENVIRONMENT AND SOCIETY	SHELL ANNUAL REPORT AND FORM 20-F 2015

ENVIRONMENT AND SOCIETY CONTINUED

While we continually work to minimise the likelihood of incidents, some do occur. We investigate all incidents to understand the underlying causes and translate these into improvements in standards or ways of working that can be applied broadly across similar facilities in Shell. As set out in “Performance indicators” on pages 20-21, our total recordable case frequency (injuries per million working hours) was 0.94 in 2015, compared with 0.99 in 2014, and there were 51 operational Tier 1 process safety events in 2015, compared with 57 in 2014. Detailed information on our 2015 safety performance will be published in the Shell Sustainability Report in April 2016.

CLIMATE CHANGE

Our approach to climate change

We have long recognised that the use of fossil fuels contributes to climate change. In November 2015, 195 nations approved the Paris Agreement which must be ratified by 55 countries that account for at least 55% of global greenhouse gas (GHG) emissions. We welcome the efforts made by governments to reach a global climate agreement. The Paris Agreement provides a framework which is intended to enable governments to implement effective measures to reduce GHG emissions. The goal of limiting the increase in global temperatures to well below 2°C will be extremely challenging.

In the future, growth in energy demand means that all sources of energy will be needed over the longer term. Therefore, all forms of GHG reduction measures must be accelerated and increased in scale, including significant growth in carbon capture and storage (CCS) and renewables, significant improvements in energy efficiency, and sustained reductions in demand. The management of GHG emissions will become increasingly important as concerns over climate change lead to tighter environmental regulations. Policies and regulations designed to limit the increase in global temperatures to well below 2°C could have a material adverse effect on us. While we support the efforts to reduce GHG emissions, governments, when adopting rules and regulations, should balance the need to limit increases in temperature with society’s need for energy.

Some governments have introduced carbon pricing mechanisms, which can be an effective measure to reduce GHG emissions across the economy at lowest overall cost to society. We expect more governments to follow and governments may also require companies to apply technical measures to reduce their GHG emissions. This could result in increased investments and higher project costs for us and higher energy and product costs for consumers (see ”Risk factors” on pages 09-10). Our portfolio exposure is reviewed annually against changing GHG regulatory regimes and physical conditions to identify emerging risks. We test the resilience of our portfolio against externally published, future pathways, including a low emissions pathway.

To test the resilience of new projects, we assess potential costs associated with GHG emissions when evaluating all new investments. Our approach applies a uniform project screening value (PSV) of $40 (real terms) per tonne of carbon dioxide (CO2) equivalent to the total GHG emissions of each investment. This PSV is generally applied when evaluating our new projects around the world to test their resilience across a range of future scenarios. The project development process features a number of checks that may require development of detailed GHG and energy management plans. High-emitting projects undergo additional sensitivity testing, including the potential for future CCS projects. Projects in the most GHG-exposed asset classes have GHG intensity targets that reflect standards sufficient to allow them to compete and prosper in a more CO2 regulated future. These processes can lead to projects being stopped, designs being changed, and potential GHG mitigation investments being identified, in preparation for when regulation would make these investments commercially compelling.

The International Energy Agency (IEA) has developed a 450 Scenario that sets out an energy pathway consistent with the goal of limiting the average global temperature increase to 2°C. This is accomplished by seeking to limit the concentration of greenhouse gases in the atmosphere to around 450 parts per million of CO2 equivalent. By the year 2030, the IEA’s 450 Scenario describes an energy sector with significant renewables penetration, marked improvement in vehicle as well as process efficiency, and widespread replacement of coal by natural gas in power generation. Under this scenario, CCS is expected by 2030 to be storing around 40 times the volume of CO2 it does at present. The IEA has assumed oil and gas prices in 2030 of around $97 per barrel and $9 per MMbtu respectively, and global CO2 equivalent costs of $100 per tonne (all in real terms). The related impact on expected production is that global demand for oil would fall by 17% between 2015 and 2030, while demand for natural gas would grow by 8% during that period. The 450 Scenario assumptions intensify through to 2050 and beyond to simulate the level of global GHG emission reductions needed to achieve the scenario goals.

We have evaluated our portfolio under the 450 Scenario. The IEA’s projected GHG regulation is expected to result in lower demand for some of our products and potential impairments to some of our less energy-efficient assets. However, we could also see certain benefits as a robust global CO2 price would make some forms of energy, such as natural gas and renewables, more competitive compared with coal. A robust CO2 price would also help encourage the development of CCS. Our preliminary view, looking at 2030, is that the aggregate impact under the IEA’s 450 Scenario would be positive overall for us compared with our own outlook. This is primarily due to the higher oil and gas prices assumed by the IEA. While the IEA assumes significant global CO2 costs of $100/tonne (in real terms) in 2030, our portfolio sensitivity to oil and gas prices significantly exceeds our sensitivity to CO2 costs associated with our GHG emissions.

While the IEA assumes significant GHG regulatory costs by 2030, the net impact on us will be influenced by developments in the allocation of free allowances under CO2 pricing regimes as well as the ability to recover the increased costs from customers. The outlook for these critical elements differs by region and asset type. We actively monitor and model such influences, using our own estimates of developments in global GHG regulation rather than the external reference point of the IEA’s 450 Scenario, to better represent country-level policy granularity.

Accordingly, we have also evaluated the resilience of our portfolio using our own business-case model that assumes an average global temperature increase of 2-3°C by 2100. This model uses our best estimates for future oil and gas prices and expected trends in GHG policies, including existing and proposed regulations. Using our model, we expect our existing portfolio to remain relatively resilient in 2030, primarily as a result of our significant gas reserves and the relative energy efficiency of certain of our portfolio assets. While our model assumes lower overall regulatory costs associated with our CO2 emissions in 2030 than the IEA estimate of $100/tonne, we also expect lower oil and gas prices, which projects a less positive outcome than under the IEA’s 450 Scenario.

Based on the above analysis, we believe current oil, gas and CO2 prices are too low to stimulate the fossil fuel substitution necessary to meet the Paris Agreement goal of limiting the average global temperature increase to well below 2°C.

	STRATEGIC REPORT	55
SHELL ANNUAL REPORT AND FORM 20-F 2015	ENVIRONMENT AND SOCIETY

As energy demand increases and easily accessible oil and gas resources decline, we are developing resources that require more energy and advanced technologies to produce. As our production becomes more energy intensive, this could result in an associated increase in direct GHG emissions from our Upstream facilities. See “Risk factors” on pages 09-10.

We are seeking cost-effective ways to manage GHG emissions and see potential business opportunities in developing such solutions. Our main contributions to reducing global GHG emissions are in four areas: supplying more natural gas to replace coal for power generation; supplying biofuels; progressing CCS technologies; and implementing energy-efficiency measures in our operations where reasonably practical. To support this, we continue to advocate the introduction of effective government-led carbon pricing mechanisms.

According to the IEA, over 40% of global emissions in 2013 came from electricity and heat generation. For many countries, using more gas in power generation instead of coal can make the largest contribution, at the lowest cost, to meeting their GHG emission reduction objectives. We expect that, in combination with renewables and use of CCS, natural gas will be essential for significantly lower CO2 emissions. With our leading position in liquefied natural gas (LNG), our portfolio of conventional gas assets and our technologies for recovering gas from tight rock formations, we can supply natural gas to replace coal for power generation. Natural gas can also act as a partner for intermittent renewable energy, such as solar and wind, to maintain a steady supply of electricity, because gas-fired plants can start and stop relatively quickly.

We believe that low-carbon biofuels are one of the most viable ways to reduce CO2 from transport fuels in the coming years. Our Raízen joint venture (Shell interest 50%) in Brazil produces low-carbon biofuel from sugar cane. We are also investing in research to help develop and commercialise advanced biofuels.

CCS is a technology used for capturing CO2 from flue gas before it is emitted into the atmosphere, transporting it through pipelines and injecting it into a deep geological formation for long-term storage. According to the IEA, CCS could contribute around 13% of the CO2 mitigation effort required by 2050, assuming that use of CCS technology grows in accordance with the IEA scenario. In November 2015, we launched our Quest CCS project in Canada, which is designed to capture and safely store more than 1 million tonnes of CO2 each year. We are also involved in the CCS test centre in Mongstad, Norway, the Gorgon CO2 injection project in Australia and the Qatar Carbonates and Carbon Storage Research Centre. At the Peterhead power station in Scotland, which is operated by the British energy company SSE, we were developing the world’s first full-scale CCS project for a natural gas-fired power plant. Unfortunately, in late 2015, the UK government decided not to fund the project, which meant that it could not proceed. However, our technical data and reports will be made public. We also have technology that can remove both CO2 and sulphur dioxide from industrial flue gases. It is being used at the Boundary Dam coal-fired power plant in Canada.

We continue to work on improving energy efficiency at our oil and gas production facilities, refineries and chemical plants. Measures include our GHG and energy management programme that focuses on the efficient operation of existing equipment by using monitoring systems which give us instant information that we can use to make energy-saving changes.

In addition, we work to help our customers conserve energy and reduce their GHG emissions, including through the development and sale of advanced fuels and lubricants.

Our performance

Our direct GHG emissions decreased from 76 million tonnes of CO2 equivalent in 2014 to 72 million in 2015. The level of flaring in our Upstream businesses fell by 8% in 2015 compared with 2014, despite an increase in flaring levels in Malaysia in line with increased oil production in 2015. Our emissions also decreased as a result of divestments (for example, in Nigeria and the Geelong refinery in Australia), a higher level of maintenance shutdowns and the start-up of Quest. These decreases were partially offset by updated Global Warming Potentials (GWPs). GWP is an index used to compare the impact of emissions from various greenhouse gases to the impact of emissions from the equivalent mass of CO2. Our 2014 reporting was based on the GWPs from the Second Assessment Report published by the International Panel on Climate Change (IPCC). Consistent with updated UK regulations, our 2015 reporting is based on the GWPs from the Fourth Assessment Report. For example, as a result, GWP for methane increased from 21 to 25.

In 2015, we signed up to the World Bank’s “Zero Routine Flaring by 2030” initiative. This is an important initiative to ensure all stakeholders, including governments and companies, work together to address routine flaring. Flaring, or burning off, of gas in our Upstream businesses contributed around 17% to our overall GHG emissions in 2015. The majority of this flaring takes place at facilities where there is no infrastructure to capture the gas produced with oil, known as associated gas. Gas flaring from these operations may rise in coming years if oil production increases before the related gas-gathering equipment is in place. In October 2015, we brought a project on stream to capture gas for reinjection in Malaysia. At the end of 2015, we also brought a project on stream that captures gas from the Majnoon field in Iraq to help supply the domestic market. We expect to further reduce our flaring levels in 2016, as gas gathering facilities that started at the end of 2015 in Malaysia and Iraq reach full capacity.

In parallel, our involvement in Basrah Gas Company (BGC), a joint venture between Shell, South Gas Company and Mitsubishi Corporation in the south of Iraq, continues to reduce flaring in the country. It is the largest gas project in Iraq’s history and the world’s largest flaring reduction project. BGC captures associated gas that would otherwise be flared from three non-Shell operated oil fields in southern Iraq (Rumaila, West Qurna 1 and Zubair) for use in the domestic market. It reached a peak raw gas throughput of 515 million standard cubic feet per day in 2015.

Around 25% of our flaring in 2015 took place in Nigeria, where a challenging operating environment and shortfalls in funding from the government-owned Nigerian National Petroleum Company – which has the majority interest in a venture operated by The Shell Petroleum Development Company of Nigeria Limited (SPDC) – has slowed progress on projects that are intended to gather additional associated gas that is currently flared.

Despite the noted funding challenges, flaring intensity levels in SPDC decreased by about 15% in 2015 compared with 2014. Work to improve asset reliability reduced the rate of flaring and the divestment of assets in Oil Mining Leases 18, 24 and 29 further contributed to the decrease in flaring emissions.

We recognise the importance of reducing methane emissions and take our responsibilities seriously. Methane from the flaring and venting of associated gas in our Upstream oil operations was the largest contributor to our reported methane emissions in 2015. We are working to reduce methane emissions from these sources by reducing the overall level of flaring and venting. In addition, we continue to implement “Leak Detection and Repair” programmes across our sites to identify high-emission equipment, such as high-bleed pneumatic devices, and unintended losses, so they can be replaced or repaired. We continue to work to confirm that we have identified all potential methane sources and have reported our emissions from these sources in line with regulations and industry standards.

56	STRATEGIC REPORT
	ENVIRONMENT AND SOCIETY	SHELL ANNUAL REPORT AND FORM 20-F 2015

ENVIRONMENT AND SOCIETY CONTINUED

GHG emissions data are provided below in accordance with UK regulations introduced in 2013. GHG emissions comprise CO2, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons and sulphur hexafluoride. The data are calculated using locally regulated methods where they exist. Where there is no locally regulated method, the data are calculated using the 2009 API Compendium, which is the recognised industry standard under the GHG Protocol Corporate Accounting and Reporting Standard. There are inherent limitations to the accuracy of such data. Oil and gas industry guidelines (IPIECA/API/IOGP) indicate that a number of sources of uncertainty can contribute to the overall uncertainty of a corporate emissions inventory.

GREENHOUSE GAS EMISSIONS
	2015	2014
Emissions (million tonnes of CO2 equivalent)
Direct [A]	72	76
Energy indirect [B]	9	10
Intensity ratios (tonne/tonne)
All facilities [C]	0.23	0.23
Downstream refineries [D]	0.29	0.29
Upstream facilities [E]	0.14	0.14

[A] Emissions from the combustion of fuel and the operation of facilities. 2015 emissions are calculated using GWPs from the IPCC’s Fourth Assessment Report.

[B] Emissions from the purchase of electricity, heat, steam and cooling for our own use using a market-based method.

[C] In tonnes of total direct and energy indirect GHG emissions per tonne of crude oil and feedstocks processed and petrochemicals produced in Downstream manufacturing, and oil and gas produced and gas processed by gas-to-liquid (GTL) facilities in Upstream. The regulations require the reporting of a ratio which expresses the annual emissions in relation to a quantifiable factor associated with our activities. However, oil and gas industry guidelines (IPIECA/API/IOGP) state that only presenting normalised environmental performance data separately for different business activities would generally provide meaningful information. As a result, we are also reporting the most appropriate ratio for our Downstream and Upstream businesses.

[D] In tonnes of direct and energy indirect GHG emissions per tonne of crude oil and feedstocks processed. The ratio includes chemical plants where they are integrated with refineries.

[E] In tonnes of direct and energy indirect GHG emissions per tonne of oil and gas produced. The ratio excludes GTL facilities.

As set out in “Performance indicators” on page 21, our Refining Energy Intensity Index (EIITM) was 95.4 in 2015, compared with 94.9 in 2014. Detailed information on our 2015 environmental performance will be published in the Shell Sustainability Report in April 2016.

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

Our business units are responsible for organising and executing oil-spill responses in line with Shell guidelines as well as with relevant legal and regulatory requirements. All our offshore installations have plans in place to respond to spills. These plans detail response strategies and techniques, available equipment, and trained personnel and contracts. We are able to call upon significant resources such as containment booms, collection vessels and aircraft. We are also able to draw upon the contracted services of oil-spill response organisations, if required. We conduct regular exercises that seek to ensure these plans remain effective. We have further developed our capability to respond to spills to water, and maintain a Global Response Support Network to support our worldwide response capability. This is also supported by our global Oil Spill Excellence Center, which tests local capability, and maintains our capability globally to respond to a significant incident.

We are a founding member of the Marine Well Containment Company, a non-profit industry consortium providing a well-containment response system for the Gulf of Mexico. In addition, we were a founding member of the Subsea Well Response Project, an industry cooperative effort to enhance global well-containment capabilities. The additional well-containment capability developed by this project is now managed by an industry consortium via Oil Spill Response Limited.

We also maintain site-specific emergency response plans in the event of an onshore spill. Like the offshore response plans, these are designed to meet Shell guidelines as well as relevant legal and regulatory requirements. They also provide for the initial assessment of incidents and the mobilisation of resources needed to manage them.

In 2015, the number of operational spills of more than 100 kilograms decreased to 108 from 153 in 2014 (see “Performance indicators” on page 21). At the end of February 2016, there were two spills under investigation in Nigeria that may result in adjustments.

Although most oil spills in Nigeria result from sabotage and theft of crude oil, there are instances where spills occur in our operations due to operational failures, accidents or corrosion. SPDC responds to all oil spills originating in the area immediately surrounding its pipelines and other facilities, regardless of the cause. It has been working to reduce operational spills that are under its control. It maintains a public website to track the response, investigation and clean-up of every spill from its facilities due to operational failure, sabotage or theft.

Accelerating implementation of the United Nations Environment Programme (UNEP)’s Environmental Assessment of Ogoniland was identified as a priority in 2015 by the newly elected Buhari administration. In August 2015, an 18-month roadmap was agreed between the government, UNEP and SPDC, which included approval of a governance model and funding framework for the Ogoni Restoration Fund recommended by UNEP.

In 2015, SPDC and the Bodo community signed a memorandum of understanding to restart the clean-up of the Bodo creeks affected by two operational spills in 2008. The clean-up will be overseen by an independent project director appointed by the Bodo mediation team. Contractors for the first phase of the clean-up were deployed to the field in 2015; however, the preliminary assessment works were stopped by the community shortly afterwards. Efforts are ongoing to engage all stakeholders so that the clean-up exercise can begin.

As both UNEP and the co-chairs of the Bodo mediation team have noted, it is essential that clean-up and remediation are accompanied by concerted efforts by government, communities and the oil and gas industry to prevent re-pollution. SPDC is pursuing a range of initiatives to prevent and minimise the impact of sabotage and crude oil theft within Ogoniland, including community-based pipeline surveillance, education and alternative livelihoods programmes.

HYDRAULIC FRACTURING

Over the last decade, we have established our onshore oil and gas portfolio using advances in technology to access previously uneconomic tight-oil and tight-gas resources, including those locked in shale formations. This energy resource continues to play an important role in meeting global energy demand.

One of the key technologies applied in tight-oil and tight-gas fields is known as hydraulic fracturing, a technique that has been used since the 1950s. It involves pumping a fluid that is typically 99% water and sand and around 1% chemical additives into tight sand or shale rock at high pressure. This creates threadlike fissures, typically the diameter of a human hair, through which oil and gas can flow.

	STRATEGIC REPORT	57
SHELL ANNUAL REPORT AND FORM 20-F 2015	ENVIRONMENT AND SOCIETY

In 2011, we developed and publicly shared a set of five global principles that govern the onshore tight/shale oil and gas activities where hydraulic fracturing is used. The principles cover safety, air quality, water production and use, land use, and engagement with local communities. We support regulations consistent with these principles, which are designed to reduce risks to the environment and seek to ensure the safety of those living near our operations. As new technologies, challenges and regulatory requirements emerge, we review and update these principles. Each of our projects takes into account the local context, including the geology of the area and impacts such as noise and traffic, and we then design our activities with the aim to suit the local conditions.

Some jurisdictions are considering more stringent permitting, well-construction and other regulations relating to fracturing, as well as local bans and other land use restrictions. Such regulations could subject our operations to delays, increased costs or prohibitions. Our current standards meet or exceed the existing regulatory requirements of the jurisdictions where we operate. We believe we can safely and responsibly explore, develop and produce tight-oil and tight-gas where hydraulic fracturing technology is used – and we support regulation, as long as it is workable and effective.

Examples of topics which our principles cover include groundwater protection, chemicals used for hydraulic fracturing, water use and seismicity.

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

To the extent allowed by our suppliers, we support full disclosure of the chemicals used in hydraulic-fracturing fluids for Shell-operated wells. Material Safety Data Sheet information is available on site where wells are being hydraulically fractured. We support regulation to require suppliers to release such information. The chemicals used in hydraulic fracturing will vary from well to well and from contractor to contractor, but some can be toxic. For that reason, we have stringent procedures for handling hydraulic-fracturing chemicals in accordance with the design and assurance processes described above. The formations into which these additives may be injected are typically more than a thousand metres below freshwater aquifers. Our procedures require that potable groundwater must be isolated from well completion and production activities. Moreover, we only use air, water or a water-based liquid while drilling through the potable groundwater aquifer to a depth below the aquifer. The casing and cement are then put in place before drilling is resumed and hydraulic fracturing is initiated.

We recycle or reuse as much water as we believe is reasonably practical. We store, treat or dispose of water in accordance with regulatory requirements and Shell standards, which meet or exceed those regulatory requirements.

There have been reports linking hydraulic fracturing to earth tremors. Most seismic events occur naturally due to motion along faults under stress in the earth’s crust. Some areas are more seismically active than others. We analyse publicly available seismic, geologic and geophysical data to determine historical seismicity in areas where we plan to operate, and if seismic activity beyond historic levels is detected, we will investigate and review our operations. We are supportive of local regulations that are fit-for-purpose, based on local geology and surface conditions, in managing the risk of induced seismicity in our operating areas. In addition to adhering to local regulations, we have our own guidelines, which outline monitoring, mitigation and response procedures to avoid or minimise seismicity associated with hydraulic fracturing.

OIL SANDS

We are developing mineable oil sands resources in Alberta, Canada. We use an aqueous extraction method (warm water) to extract bitumen, which is a heavy oil. Tailings are the residual by-products that remain after the bitumen is separated from the mined oil sands ore. They are composed of sand, clay, water, silts, some residual bitumen and other hydrocarbons, salts and trace metals, some of which are toxic. Tailings are initially stored in an above-ground tailings facility adjacent to the mined pit until the mined-out pit area is ready for tailings materials and fluids placement. This in-pit backfilling process begins approximately eight to ten years after mining has started. This period allows for mining to progress enough to allow dykes to be built within the mined pit to provide areas for tailings containment as mining continues to advance. We take active measures to prevent wildlife from interacting with the tailings facilities, and have barriers to prevent tailings water from seeping into groundwater. We regularly monitor the local groundwater and surface water bodies to confirm that these barriers are effective at preventing contamination.

In addition, tailings facilities allow water to be recycled, minimising the amount of water intake from the river. Over 75% of the water used in our oil sands mining operations is recycled from the tailings facilities at our mines.

The tailings management areas at the Athabasca Oil Sands Project’s Muskeg River and Jackpine mines covered an area of approximately 43 square kilometres at the end of 2015. We estimate that the active tailings’ footprint will start to decrease between 2020 and 2025 as the Muskeg River Mine external tailings facility is reclaimed and tailings materials are deposited in a pit as part of the in-pit backfilling process.

Previously, tailings were managed under the Alberta Energy Regulator’s Directive 074, which had more prescriptive targets for tailings remediation. In March 2015, the Government of Alberta replaced it with a new policy – the Tailings Management Framework (TMF) – to manage existing and new tailings pond accumulation and remediation. The TMF and associated regulation will manage tailings throughout a project life cycle and will include limits on tailings accumulation. The framework also ensures that tailings are treated and progressively reclaimed and that all fluid tailings meet the TMF’s definition of “ready to reclaim” within 10 years of the end of mine life. We continue to work towards improving tailings treatment technologies to treat fluid fine tailings that have a high percentage of fine particles.

EXPLORATION IN ALASKA

We operated for almost 50 years off the coast of Alaska, including the Cook Inlet and the Beaufort and Chukchi seas, until 1998. Between 2005 and 2012, we acquired our current portfolio, which includes 339 federal leases for exploration in the Beaufort and Chukchi seas, and 18 state leases in North Slope coastal waters.

In September 2015, we safely drilled the Burger J well to a depth of 2,073 metres. The well was deemed a dry hole and was sealed and abandoned in accordance with US regulations. We will not conduct further exploration offshore Alaska for the foreseeable future. This decision reflects not only the the Burger J well results, but also the high costs associated with the project, and the challenging and unpredictable federal regulatory environment for offshore Alaska.

Subsequently, we safely demobilised all personnel and vessels from the Chukchi Sea. All operations were conducted without significant injury or environmental issues. We conveyed the results of the exploration season to stakeholders and worked closely with them in the subsequent winding down of operations.

58	STRATEGIC REPORT
	ENVIRONMENT AND SOCIETY	SHELL ANNUAL REPORT AND FORM 20-F 2015

ENVIRONMENT AND SOCIETY CONTINUED

WATER

Although the availability of fresh water is a global issue of increasing importance, water constraints are mainly local, requiring local solutions. A combination of increasing demand for water resources, growing stakeholder expectations and concerns, and water-related legislation may drive actions that affect our ability to secure access to fresh water and to discharge water from our operations. We require our assets and projects to assess risks to water availability and, in areas of water scarcity, we develop water-management action plans that identify ways to use less fresh water, recycle water and closely monitor its use. We design and operate our facilities to help reduce their freshwater use.

On Pulau Bukom, a small island in southern Singapore, a country with limited water supplies, we use recycled water and convert sea water for steam generation at our refinery. We also make a conscious effort to reuse our process water. As a result, we are relying less on water from mainland Singapore, which frees up resources for use by local residents.

At our oil sands operations in Canada, we use far less than our water allocation from the Athabasca River and we seek to minimise the amount withdrawn during the winter months when the flow rate is low. We also reduce the amount of fresh water needed in operations by recycling water from the tailings ponds. Most of the water we use is recycled and we are investigating new ways to further reduce fresh water intake.

Our biofuel joint venture Raízen has been introducing a system that partially recovers water from sugar cane to be reused in mills, boilers, cooling towers and other equipment in the production line.

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

In 2015, we used around 9.5 billion litres of biofuel in our gasoline and diesel blends worldwide, which makes us one of the world’s largest biofuel suppliers. We include our own long-established sustainability clauses in our supply contracts. These clauses are designed to prevent the sourcing of biofuels from suppliers that may not abide by human rights guidelines, or that may have cleared land rich in biodiversity. In addition, where possible, we source biofuels that have been certified against internationally recognised sustainability standards.

We are also developing our own capabilities to produce sustainable biofuel components. Raízen produces approximately 2 billion litres annually of ethanol from sugar cane. This ethanol can reduce CO2 emissions by around 70% compared with gasoline, from cultivation of the sugar cane to using the ethanol as fuel.

The Raízen joint-venture agreement includes developing joint sustainability principles, standards and operating procedures that also apply to third-party suppliers. We also continue to work with industry, governments and voluntary organisations towards the development of global sustainability standards for biofuels.

We continue to invest in new ways of producing biofuels from sustainable feedstocks, such as biofuels made from waste products or cellulosic biomass. These advanced biofuels could potentially emit less CO2 in the production process than the biofuels available today.

Raízen’s cellulosic ethanol plant at its Costa Pinto mill in Brazil was opened in 2015. The technology was first developed from our funding of the Iogen Energy venture, which was subsequently transferred to Raízen. It is expected to produce 40 million litres a year of advanced biofuels from sugar-cane residues.

We are working on three routes for manufacturing cellulosic biofuels and now have three pilot plants at various stages of completion. The pilot plants are designed to convert cellulosic biomass, which are non-food plants and wastes, into a range of products, including gasoline, diesel, aviation fuel and ethanol. The plant built in Houston, Texas, in 2012, continues to provide valuable data in support of improving the digestion of biomass. A second plant to test a pre-treatment process for cellulosic ethanol is now being commissioned in Houston. A third plant has been approved and is expected to be built in Bangalore, India.

ENVIRONMENTAL COSTS

We are subject to a variety of environmental laws, regulations and reporting requirements in the countries where we operate. Infringing any of these laws, regulations and requirements could result in significant costs, including clean-up costs, fines, sanctions and third-party claims, as well as harm our reputation and our ability to do business.

Our ongoing operating expenses include the costs of avoiding unauthorised discharges into the air and water, and the safe disposal and handling of waste.

We place a premium on developing effective technologies that are also safe for the environment. However, when operating at the forefront of technology, there is always the possibility that a new technology brings with it environmental impacts that have not been assessed, foreseen or determined to be harmful, when originally implemented. While we believe we take all reasonable precautions to limit these risks, we are subject to additional remedial environmental and litigation costs as a result of our operations’ unknown and unforeseen impacts on the environment. Although these costs have so far not been material to us, no assurance can be given that this will always be the case.

In this regard, as oil and gas fields mature, it is possible in certain circumstances for seismic activity to increase based on the unique geology of individual fields. While earth tremors as a result of gas production have been acknowledged in the Groningen gas field in the Netherlands since 1993, an earthquake with the magnitude of 3.6 on the Richter scale in August 2012 resulted in new insights and led to increased concerns in the local community (see “Risk factors” on page 10). The field is operated by Nederlandse Aardolie Maatschappij B.V. (NAM) (Shell interest 50%) and is one of the largest onshore gas fields in Europe. An extensive study is in progress to better understand seismic risk in the area. Several universities and researchers are involved and a report is expected in 2016. Interim results from November 2015 included a fully-integrated seismic risk assessment. This risk assessment demonstrated that all the analysed production levels meet the acceptable risk boundaries set by the Ministry of Economic Affairs of the Netherlands.

The Dutch government has imposed significant gas production reduction measures since 2014. A range of actions have been taken to improve

	STRATEGIC REPORT	59
SHELL ANNUAL REPORT AND FORM 20-F 2015	ENVIRONMENT AND SOCIETY

safety, liveability and economic prospects in the region, including the cap on extraction. A long-term programme has been developed by the National Coordinator for Groningen to work with regional authorities and residents on issues such as improving the handling of claims and the resolution of disputes. NAM is working together with all relevant parties.

SECURITY

Our operations expose us to social instability, civil unrest, terrorism, piracy, acts of war and risks of pandemic diseases that could have a material adverse effect on our business (see “Risk factors” on page 09). We seek to obtain the best possible information to enable us to assess threats and risks. We conduct detailed assessments for all sites and activities, and implement appropriate risk mitigation measures to detect, deter and respond to security threats. This includes building strong and open relationships with government security agencies, the physical hardening of sites, journey management, and information risk management. We conduct training and awareness campaigns, including travel advice and medical assistance before travel. The identities of our employees and contractors and their access to our sites and activities, both physical and logical, are consistently verified and controlled. We manage and exercise crisis response and management plans.

NEIGHBOURING COMMUNITIES

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

HUMAN RIGHTS

Our Principles and Code of Conduct require our employees and contractors to respect the human rights of fellow workers and communities where we operate. Our approach is informed by the Universal Declaration of Human Rights, the core conventions of the International Labour Organization and the United Nations’ Guiding Principles on Business and Human Rights.

We have specific policies in place in areas across our activities where respect for human rights is particularly important to the way we operate, such as communities, labour, procurement and security. We also work with other companies and non-governmental organisations to improve the way we apply these principles. Our approach to human rights helps us operate in a responsible way, aimed at delivering projects without delays and minimising the social impacts of our operations. It also enables us to better share certain benefits of our activities, such as creating new jobs and contracts that help develop local economies.

60	STRATEGIC REPORT
	OUR PEOPLE	SHELL ANNUAL REPORT AND FORM 20-F 2015

OUR PEOPLE

Our aim is to be the world’s most competitive and innovative energy company. We recruit, train and recompense people according to a strategy that aims to maintain a productive organisation, deploying talent across the business effectively; accelerating development of our people; growing and strengthening our leadership capabilities; and enhancing employee performance through strong engagement.

EMPLOYEE OVERVIEW

At December 31, 2015, we employed 90,000 people, compared with 94,000 at the end of 2014. The net decrease included the impact by the end of 2015, partially offset by recruitment, of our decision to reduce the number of roles across our organisation by 7,500 in 2015-2016.

We continued to recruit externally to execute our strategy and growth plans for the future, hiring about 1,000 graduates and 1,500 experienced professionals. About 40% of our graduate recruits came from universities outside Europe and the Americas, compared with 30% in 2014, in response to increasing demand for skilled people in other regions, principally in Asia. The majority of our graduate recruits came from technical disciplines.

During 2015, we employed an average of 93,000 people, shown by geographical area in the table below.

EMPLOYEES BY GEOGRAPHICAL AREA (AVERAGE NUMBERS)		THOUSAND
	2015	2014	2013
Europe	25	25	25
Asia	29	28	27
Oceania	1	2	3
Africa	3	3	3
North America	31	32	31
South America	4	4	3
Total	93	94	92

EMPLOYEE COMMUNICATION AND INVOLVEMENT

We strive to maintain a healthy industrial relations environment in which dialogue between management and employees – both directly and, where appropriate, through employee representative bodies – is embedded in our work practices. On a quarterly basis, management briefs employees on our operational and financial results through various channels, including team meetings, face-to-face gatherings, an email from the Chief Executive Officer, webcasts and online publications.

The Shell People Survey is one of the principal tools used to measure employee engagement: the degree of affiliation and commitment to Shell. It provides insights into employees’ views and has had a consistently high response rate. The average employee engagement score in 2015 was 80% favourable, as it was in 2014.

We promote safe reporting of views about our processes and practices. In addition to local channels, the Shell Global Helpline enables employees to report potential breaches of the Shell General Business Principles and Shell Code of Conduct, confidentially and anonymously, in a choice of several languages. See “Corporate governance” on page 70.

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

At the end of 2015, the proportion of women in senior leadership positions was 19% compared with 18% at the end of 2014. Senior leadership positions is a Shell measure based on senior salary group levels and is distinct from the term “senior manager” in the statutory disclosures set out below.

GENDER DIVERSITY DATA (AT DECEMBER 31, 2015)			NUMBER
	Men		Women
Directors of the Company	8	73%	3	27%
Senior managers [A]	754	78%	218	22%
Employees (thousand)	63	70%	27	30%

[A] Senior manager is defined in section 414C(9) of the Companies Act 2006 and accordingly the number disclosed comprises the Executive Committee members who were not Directors of the Company, as well as other directors of Shell subsidiaries.

The local national coverage is the number of senior local nationals (both those working in their respective base country and those expatriated) as a percentage of the number of senior leadership positions in their base country.

LOCAL NATIONAL COVERAGE (AT DECEMBER 31, 2015)
	Number of selected key business countries
	2015	2014	2013
Greater than 80%	12	12	12
Less than 80%	8	8	8
Total	20	20	20

EMPLOYEE SHARE PLANS

We have a number of share plans designed to align employees’ interests with our performance through share ownership. For information on the share-based compensation plans for Executive Directors, see the “Directors’ Remuneration Report” on pages 98-102.

Performance Share Plan and Long-term Incentive Plan

Conditional awards of the Company’s shares are made under the terms of the Performance Share Plan (PSP) to some 17,000 employees each year. From 2015, senior executives received conditional awards of the Company’s shares under the terms of the Long-term Incentive Plan (LTIP) rather than under the terms of the PSP. The extent to which the awards vest under both plans is determined over a three-year performance period but the performance conditions applicable to each plan are different. Under the PSP, half of the award is linked to the key performance indicators described in “Performance indicators” on page 20, averaged over the period. The other half of the award is linked to a comparative performance condition which involves a comparison with four of our main competitors over the period, based on four relative performance measures. Under the LTIP, the award is solely linked to the comparative performance condition described above. Under both plans, all shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date. In certain circumstances awards may be adjusted before delivery or reclaimed after delivery. None of the awards results in beneficial ownership until the shares vest. See Note 21 to the “Consolidated Financial Statements” on pages 147-148.

	STRATEGIC REPORT	61
SHELL ANNUAL REPORT AND FORM 20-F 2015	OUR PEOPLE

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

ACQUISITION OF BG GROUP PLC

We acquired BG Group plc (BG) in February 2016. See “Strategy and outlook” on page 15. BG has about 5,000 employees. As a result of the identified synergies, we expect an overall potential reduction of approximately 2,800 roles globally across the combined organisation, which is in addition to the reduction of 7,500 mentioned earlier under “Employee overview”.

As a result of the acquisition, certain conditional employee share awards made in 2015 under BG’s Long-Term Incentive Plan were exchanged for equivalent conditional awards over shares in the Company. Certain participants in the BG Sharesave Scheme rolled over their outstanding BG share options into options over the Company’s shares.

Strategic Report signed on behalf of the Board /s/ Michiel Brandjes
Michiel Brandjes
Company Secretary

March 9, 2016

62	GOVERNANCE
	THE BOARD OF ROYAL DUTCH SHELL PLC	SHELL ANNUAL REPORT AND FORM 20-F 2015

GOVERNANCE

THE BOARD OF ROYAL DUTCH SHELL PLC

CHARLES O. HOLLIDAY

Chairman

Born March 9, 1948. A US national, appointed Chairman of the Company with effect from May 2015, having previously served as a Non-executive Director since September 2010.

He was Chief Executive Officer of DuPont from 1998 to 2009, and Chairman from 1999 to 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year, Tokyo-based posting as President of DuPont Asia/Pacific. He is Chairman of the National Academy of Engineering and is a founding member of the International Business Council. He has previously served as Chairman of the Bank of America Corporation, The Business Council, Catalyst, the Society of Chemical Industry – American Section and the World Business Council for Sustainable Development.

He is a Director of Deere & Company.

Chairman of the Nomination and Succession Committee

HANS WIJERS

Deputy Chairman and Senior Independent Director

Born January 11, 1951. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2009.

He was Chief Executive Officer and Chairman of the Board of Management of AkzoNobel N.V. from 2003 to 2012, having become a Board member in 2002. From 1999 to 2002, he was Senior Partner at The Boston Consulting Group. He was Dutch Minister for Economic Affairs from 1994 to 1998, and was previously Managing Partner of The Boston Consulting Group. He obtained a PhD in economics from Erasmus University Rotterdam while teaching there.

He is Chairman of the Supervisory Board of Heineken N.V., a member of the Supervisory Board of HAL Holding N.V., a Non-executive Director of GlaxoSmithKline plc and a trustee of various charities.

Chairman of the Corporate and Social Responsibility Committee and member of the Nomination and Succession Committee

BEN VAN BEURDEN

Chief Executive Officer

Born April 23, 1958. A Dutch national, appointed Chief Executive Officer of the Company with effect from January 2014.

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

SIMON HENRY

Chief Financial Officer

Born July 13, 1961. A British national, he was appointed Chief Financial Officer of the Company with effect from May 2009.

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

He is a Non-executive Director of Lloyds Banking Group plc.

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

He is a member of the UK Takeover Panel and Chairman of the Code Committee of the Panel. He is Deputy Chairman and Senior Independent Director of SABMiller plc.

Member of the Audit Committee and member of the Nomination and Succession Committee

	GOVERNANCE	63
SHELL ANNUAL REPORT AND FORM 20-F 2015	THE BOARD OF ROYAL DUTCH SHELL PLC

EULEEN GOH

Non-executive Director

Born April 20, 1955. A Singaporean national, appointed a Non-executive Director of the Company with effect from September 2014.

She is a chartered accountant and also has professional qualifications in banking and taxation. She held various senior management positions with Standard Chartered Bank and was Chief Executive Officer of Standard Chartered Bank, Singapore, from 2001 until 2006.

She has also held non-executive appointments on various boards including Aviva plc, MediaCorp Pte Limited, Singapore Airlines Limited, Singapore Exchange Limited, Standard Chartered Bank Malaysia Berhad and Standard Chartered Bank Thai pcl. She was previously Non-executive Chairman of the Singapore International Foundation and Chairman of International Enterprise Singapore and the Accounting Standards Council, Singapore.

She is a Non-executive Director of CapitaLand Limited, DBS Bank Limited, DBS Group Holdings Limited and SATS Limited, and a Trustee of the Singapore Institute of International Affairs Endowment Fund and the Temasek Trust. She is also a Non-executive Director of Singapore Health Services Pte Limited, a not-for-profit organisation.

Chairman of the Audit Committee

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

He is Chairman of Vodafone Group plc, a member of the Supervisory Board of ASML Holding N.V. and a Non-executive Director of IBEX Global Solutions plc. It was announced in February 2016 that Gerard Kleisterlee will be appointed Chairman of ASML Holding N.V with effect from the close of business of its AGM on April 29, 2016.

Chairman of the Remuneration Committee and member of the Audit Committee

SIR NIGEL SHEINWALD GCMG

Non-executive Director

Born June 26, 1953. A British national, appointed a Non-executive Director of the Company with effect from July 2012.

He was a senior British diplomat who served as British Ambassador to the USA from 2007 to 2012, before retiring from the Diplomatic Service. Prior to this, he served as Foreign Policy and Defence Adviser to the Prime Minister and Head of the Cabinet Office Defence and Overseas Secretariat. He served as British Ambassador and Permanent Representative to the European Union in Brussels from 2000 to 2003. He joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow and in a wide range of policy roles in London.

He is a Non-executive Director of the Innovia Group and Invesco Limited, a Senior Adviser to the Universal Music Group and a Visiting Professor and Council Member of King’s College, London.

Member of the Corporate and Social Responsibility Committee

LINDA G. STUNTZ

Non-executive Director

Born September 11, 1954. A US national, appointed a Non-executive Director of the Company with effect from June 2011.

She is a founding partner of the law firm of Stuntz, Davis & Staffier, P.C., based in Washington, DC. Her law practice includes energy and environmental regulation, as well as matters relating to government support of technology development and transfer. She chaired the Electricity Advisory Committee to the US Department of Energy from 2008 to 2009, and was a member of the board of Directors of Schlumberger Limited from 1993 to 2010 and Raytheon Company from 2004 to 2015. From 1989 to 1993, she held senior policy positions at the US Department of Energy, including Deputy Secretary. She played a principal role in the development and enactment of the Energy Policy Act of 1992. From 1981 to 1987, she was an Associate Minority Counsel and Minority Counsel to the Energy and Commerce Committee of the US House of Representatives.

She is a member of the US Secretary of Energy Advisory Board and a Director of Edison International.

Member of the Audit Committee

64	GOVERNANCE
	THE BOARD OF ROYAL DUTCH SHELL PLC	SHELL ANNUAL REPORT AND FORM 20-F 2015

THE BOARD OF ROYAL DUTCH SHELL PLC CONTINUED

PATRICIA A. WOERTZ

Non-executive Director

Born March 17, 1953. A US national, appointed a Non-executive Director of the Company with effect from June 2014.

She is former Chairman and Chief Executive Officer of Archer Daniels Midland Company in the USA, which she joined in 2006. She began her career as a certified public accountant with Ernst & Ernst in Pittsburgh, USA before joining Gulf Oil Corporation in 1977 where she held various positions in refining, marketing, strategic planning and finance. Following the merger of Gulf and Chevron in 1987, she led international operations as President of Chevron Canada and, later, Chevron International Oil Company. With the merger of Chevron and Texaco in 2001, she was Executive Vice President responsible for global refining, marketing, lubricant and supply and trading operations until 2006. She served on the US President’s Export Council from 2010 to 2015 and chaired the US section of the US-Brazil CEO Forum from 2013 to 2015.

She is a Director of 3M Company, The Procter & Gamble Company, UI LABS and World Business Chicago and is a member of The Business Council.

Member of the Corporate and Social Responsibility Committee and member of the Remuneration Committee

GERRIT ZALM

Non-executive Director

Born May 6, 1952. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2013.

He was an adviser to PricewaterhouseCoopers during 2007, Chairman of the trustees of the International Accounting Standards Board from 2007 to 2010, an adviser to Permira from 2007 to 2008 and Chief Economist from July 2007 to January 2008, and Chief Financial Officer from January 2008 to December 2008 of DSB Bank. He was the Minister of Finance of the Netherlands twice, from 1994 to 2002 and from 2003 to 2007. In between, he was Chairman of the parliamentary party of the VVD. Prior to 1994, he was head of the Netherlands Bureau for Economic Policy Analysis, a professor at Vrije Universiteit Amsterdam and held various positions at the Ministry of Finance and the Ministry of Economic Affairs. He studied General Economics at Vrije Universiteit Amsterdam and received an Honorary Doctorate in Economics from that university.

He is Chairman of the Managing Board of ABN AMRO Bank N.V.

Member of the Remuneration Committee

MICHIEL BRANDJES

Company Secretary

Born December 14, 1954. A Dutch national, appointed Company Secretary and General Counsel Corporate of the Company in February 2005.

He joined Shell in 1980 as a Legal Adviser and was later appointed Head of Legal in Singapore. Following a period as Head of Legal in China, he was appointed Company Secretary of Royal Dutch Petroleum Company.

He is a Non-executive Director of Constellium N.V.

	GOVERNANCE	65
SHELL ANNUAL REPORT AND FORM 20-F 2015	SENIOR MANAGEMENT

SENIOR MANAGEMENT

The Senior Management of the Company comprises the Executive Directors and those listed below. All are members of the Executive Committee (see “Corporate Governance” on page 72).

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

HARRY BREKELMANS

Projects & Technology Director

Born June 11, 1965. A Dutch national, appointed Projects & Technology Director with effect from October 2014. Previously, he was Executive Vice President for Upstream International Operated based in the Netherlands. He joined Shell in 1990, and has held a variety of management positions in Exploration and Production, Internal Audit, and Group Strategy and Planning. From 2011 to 2013, he was Country Chairman – Russia and Executive Vice President for Russia and the Caspian region.

ANDREW BROWN

Upstream Director

Born January 29, 1962. A British national, appointed Upstream Director with effect from January 1, 2016, having served on the Executive Committee as Upstream International Director from 2012. Previously, he was Executive Vice President for Shell’s activities in Qatar and a member of the Upstream International Leadership Team. He was awarded the Order of the British Empire in 2012 for his services to British-Qatari business relations.

RONAN CASSIDY

Chief Human Resources & Corporate Officer

Born February 10, 1967. A British national, appointed Chief Human Resources & Corporate Officer with effect from January 1, 2016. Previously, he was Executive Vice President, Human Resources, Upstream International. He joined Shell in 1988 and has held a variety of human resources positions in the Upstream and Downstream businesses.

DONNY CHING

Legal Director

Born February 14, 1964. A Malaysian national, appointed Legal Director with effect from February 2014. Previously, he was General Counsel for the Project & Technology business based in the Netherlands. He joined Shell in 1988 based in Australia, moving to Hong Kong and later to London. In 2008, he was appointed Head of Legal at Shell Singapore, having served as Associate General Counsel for the Gas & Power business in Asia-Pacific.

MARVIN ODUM [A]

Unconventional Resources Director

Born December 13, 1958. A US national, appointed Unconventional Resources Director with effect from January 1, 2016, having served on the Executive Committee as Upstream Americas Director from 2009. Previously, he was Executive Vice President for the Americas for Shell Exploration & Production. In 2008, he was appointed President of Shell Oil Company, having served as Executive Vice President since 2005 with responsibility for Shell’s Exploration & Production businesses in the western hemisphere.

[A] It was announced on February 24, 2016, that Marvin Odum would leave the Company on March 31, 2016, when the position of Unconventional Resources Director would cease to exist.

MAARTEN WETSELAAR

Integrated Gas Director

Born December 30, 1968. A Dutch national, appointed Integrated Gas Director with effect from January 1, 2016. Previously, he was Executive Vice President of Integrated Gas based in Singapore. He joined Shell in 1995 and has held a variety of financial, commercial and general management roles in Downstream, Trading and Upstream.

66	GOVERNANCE
	DIRECTORS’ REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2015

DIRECTORS’ REPORT

MANAGEMENT REPORT

This Directors’ Report, together with the “Strategic Report” on pages 6-61, serves as the Management Report for the purpose of Disclosure and Transparency Rule 4.1.8R.

FINANCIAL STATEMENTS AND DIVIDENDS

The “Consolidated Statement of Income” and “Consolidated Balance Sheet” can be found on pages 116 and 117 respectively.

The table below sets out the dividends on each class of share and each class of American Depositary Share (ADS [A]). The Company announces its dividends in dollars and, at a later date, announces the euro and sterling equivalent amounts using a market exchange rate.

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

The Scrip Dividend Programme, which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends (if approved by the Board), was reintroduced with effect from the first quarter 2015 interim dividend onwards [A] [B]. More information can be found at www.shell.com/scrip.

[A] The Scrip Dividend Programme had been cancelled with effect from the second quarter 2014 interim dividend onwards.

[B] Only new A shares are issued under the programme, including to shareholders who held B shares.

The Directors have announced a fourth-quarter interim dividend as set out in the table below, payable on March 29, 2016, to shareholders on the Register of Members at close of business on February 19, 2016. The closing date for scrip and dividend currency elections was March 4, 2016 [C]. The euro and sterling equivalents announcement date is March 11, 2016.

[C] Both a different scrip and dividend currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies. A different scrip election date may also apply to registered and non-registered ADS holders. Registered ADS holders can contact The Bank of New York Mellon for the election deadline that applies. Non-registered ADS holders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE PREPARATION OF THE ANNUAL REPORT AND ACCOUNTS

The Directors are responsible for preparing the Annual Report including the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the Consolidated and Parent Company Financial Statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). In preparing these financial statements, the Directors have also elected to comply with IFRS as issued by the International Accounting Standards Board (IASB). Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of Shell and the Company and of the profit or loss of Shell and the Company for that period. In preparing these financial statements, the Directors are required to:

■	adopt the going concern basis unless it is inappropriate to do so;
■	select suitable accounting policies and then apply them consistently;
■	make judgements and accounting estimates that are reasonable and prudent; and
■	state whether IFRS as adopted by the EU and IFRS as issued by the IASB have been followed.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the transactions of Shell and the Company and disclose with reasonable accuracy, at any time, the financial position of Shell and the Company and to enable them to ensure that the financial statements comply with the Companies Act 2006 (the Act) and, as regards the Consolidated Financial Statements, with Article 4 of the IAS Regulation and therefore are in accordance with IFRS as adopted by the EU. The Directors are also responsible for safeguarding the assets of Shell and the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Each of the Directors, whose names and functions can be found on pages 62-64, confirms that, to the best of their knowledge:

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

DIVIDENDS								2015
	A shares			B shares[A]			A ADSs	B ADSs
	$	€	pence	$	pence	€	$	$
Q1	0.47	0.4195	30.75	0.47	30.75	0.4195	0.94	0.94
Q2	0.47	0.4227	30.92	0.47	30.92	0.4227	0.94	0.94
Q3	0.47	0.4299	31.07	0.47	31.07	0.4299	0.94	0.94
Q4	0.47	[B]	[B]	0.47	[B]	[B]	0.94	0.94
Total announced in respect of the year	1.88	[B]	[B]	1.88	[B]	[B]	3.76	3.76
Amount paid during the year		1.7050	123.94		123.94	1.7050	3.76	3.76

[A] It is expected that holders of B shares will receive dividends through the dividend access mechanism applicable to such shares. The dividend access mechanism is described more fully on page 179.

[B] The euro and sterling equivalents announcement date is March 11, 2016, which therefore is also the date when the total announced in respect of the year can be calculated.

	GOVERNANCE	67
SHELL ANNUAL REPORT AND FORM 20-F 2015	DIRECTORS’ REPORT

The Directors consider that the Annual Report including the financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess Shell’s position and performance, business model and strategy.

The Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements.

The Directors are responsible for the maintenance and integrity of the Shell website (www.shell.com). Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

VIABILITY STATEMENT

The “Strategic Report” includes information about Shell’s strategy, financial condition, cash flows and liquidity, as well as the factors, including the principal risks, likely to affect Shell’s future development. The Directors assess Shell’s prospects both at an operating and a strategic level, each involving different time horizons. On an annual basis the Directors approve a detailed three-year operating plan, which forecasts Shell’s cash flows and ability to service financing requirements, pay dividends and fund investing activities during the period, having taken into consideration upward and downward sensitivities. This period is considered appropriate for operating purposes because it allows for credible detailed forecasts. Taking account of Shell’s position and principal risks at December 31, 2015, including the impact from the proposed acquisition of BG Group plc, the Directors have a reasonable expectation that Shell will be able to continue in operation and meet its liabilities as they fall due over its three-year operating plan period. Annually, the Directors also review Shell’s strategic plan which takes account of longer-term forecasts including external environment factors and Shell’s business portfolio developments and endorse any updates required. This aims to preserve Shell’s long-term viability and ability to meet longer-term commitments such as debt and contractual obligations which can extend over several decades.

REPURCHASES OF SHARES

At the 2015 Annual General Meeting (AGM), shareholders granted an authority, which expires at the end of the 2016 AGM, for the Company to repurchase up to a maximum of 633 million of its shares (excluding purchases for employee share plans). Under a similar authority granted at the 2014 AGM, 12.7 million A shares with a nominal value of €0.9 million ($1.0 million) (0.2% of the Company’s total issued share capital at December 31, 2015) were purchased for cancellation in 2015 for a total cost of $0.4 billion including expenses, at an average price of $32.06 per A share. The purpose of the share buyback programme is to offset the dilution created by the issuance of shares for the Company’s Scrip Dividend Programme [A].

[A] The Scrip Dividend Programme was cancelled with effect from the second quarter 2014 interim dividend onwards, and had been reintroduced with effect from the first quarter 2015 interim dividend onwards. More information can be found at www.shell.com/scrip.

The Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. A resolution will be proposed at the 2016 AGM to renew the authority for the Company to purchase its own share capital up to specified limits for a further year. More detail of this proposal is given in the Notice of Annual General Meeting.

BOARD OF DIRECTORS

The Directors during the year were Ben van Beurden, Guy Elliott, Euleen Goh, Simon Henry, Charles O. Holliday, Gerard Kleisterlee, Jorma Ollila (who stood down on May 19, 2015), Sir Nigel Sheinwald, Linda G. Stuntz, Hans Wijers, Patricia A. Woertz and Gerrit Zalm.

RETIREMENT AND REAPPOINTMENT OF DIRECTORS

In line with the UK Corporate Governance Code (the Code), all Directors will retire at the 2016 AGM and seek reappointment by shareholders.

The biographies of all current Directors are given on pages 62-64 and, also in the Notice of Annual General Meeting. Details of the Executive Directors’ contracts can be found on page 104 and copies are available for inspection from the Company Secretary. Furthermore, a copy of the form of these contracts has been filed with the US Securities and Exchange Commission as an exhibit.

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

DIRECTORS’ INTERESTS

The interests (in shares of the Company or calculated equivalents) of the Directors in office at the end of the year, including any interests of a “connected person” (as defined in the Disclosure and Transparency Rules of the UK’s Financial Conduct Authority), can be found in the “Directors’ Remuneration Report” on pages 94-95.

Changes in Directors’ share interests during the period from December 31, 2015, to March 9, 2016, including changes in the interests in shares awarded under the Long-term Incentive Plan and the Deferred Bonus Plan, can also be found in the “Directors’ Remuneration Report” on pages 94-95.

QUALIFYING THIRD-PARTY INDEMNITIES

The Company has entered into a deed of indemnity with each Director who served during the year under identical terms. The deeds indemnify the Directors to the widest extent permitted by the applicable laws of England against all liability incurred as a Director or employee of the Company or of certain other entities.

RELATED PARTY TRANSACTIONS

Other than disclosures given in Notes 9 and 27 to the “Consolidated Financial Statements” on pages 132 and 151-152 respectively, there were no transactions or proposed transactions that were material to either the Company or any related party. Nor were there any transactions with any related party that were unusual in their nature or conditions.

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

RECENT DEVELOPMENTS AND POST-BALANCE SHEET EVENTS

Following approval of the cash and share offer by the Company for BG Group plc (BG) by means of a Scheme of Arrangement under Part 26 of the Act, 1,523,804,425 new Shell shares [A] were issued and admitted to the premium segment of the Official List and to trading on the main market for listed securities of the London Stock Exchange on February 15, 2016. The shares were admitted to listing by Euronext on Euronext Amsterdam and to trading on Euronext Amsterdam on February 16, 2016.

68	GOVERNANCE
	DIRECTORS’ REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2015

DIRECTORS’ REPORT CONTINUED

Information concerning the acquisition of BG can be found in Note 29 to the “Consolidated Financial Statements” on page 152.

[A] 218,728,308 A shares and 1,305,076,117 B shares.

LIKELY FUTURE DEVELOPMENTS

Information relating to likely future developments can be found in the “Strategic Report” on pages 6-61.

RESEARCH AND DEVELOPMENT

Information relating to Shell’s research and development, including expenditure, can be found in “Business overview” on page 14.

DIVERSITY AND INCLUSION

Information concerning diversity and inclusion can be found in “Our people” on page 60.

EMPLOYEE COMMUNICATION AND INVOLVEMENT

Information concerning employee communication and involvement can be found in “Our people” on page 60.

CORPORATE SOCIAL RESPONSIBILITY

A summary of Shell’s approach to corporate social responsibility can be found in “Environment and society” on pages 53-59. Further details will be available in the Shell Sustainability Report 2015.

GREENHOUSE GAS EMISSIONS

Information relating to greenhouse gas emissions can be found in “Environment and society” on pages 55-56.

FINANCIAL RISK MANAGEMENT, OBJECTIVES AND POLICIES

Descriptions of the use of financial instruments and Shell’s financial risk management objectives and policies, and exposure to market risk (including price risk), credit risk and liquidity risk can be found in Note 19 to the “Consolidated Financial Statements” on pages 142-147.

SHARE CAPITAL

The Company’s issued share capital at December 31, 2015, is set out in Note 10 to the “Parent Company Financial Statements” on pages 178-180. The percentage of the total issued share capital represented by each class of share is given below.

SHARE CAPITAL PERCENTAGE	%
Share class
A ordinary	62.05
B ordinary	37.95
Sterling deferred	de minimis

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

The UK Shell All Employee Share Ownership Plan has a separate related share ownership trust. Shares held by the trust are voted by its trustee, Computershare Trustees Limited, as directed by the participants.

SIGNIFICANT SHAREHOLDINGS

Information concerning significant shareholdings can be found on page 191.

ARTICLES OF ASSOCIATION

Information concerning the Articles of Association can be found on pages 75-82.

LISTING RULE INFORMATION [A]

Information concerning the amount of interest capitalised by Shell can be found in Note 6 to the “Consolidated Financial Statements” on page 129.

[A] This information is given in accordance with Listing Rule 9.8.4R.

AUDITOR

A resolution relating to the appointment of Ernst & Young LLP as auditor for the financial year 2016 will be proposed at the 2016 AGM. This follows an extensive competitive tender in 2015, further details of which can be found on pages 84-85.

CORPORATE GOVERNANCE

The Company’s statement on corporate governance is included in the “Corporate governance” report on pages 69-83 and is incorporated in this Directors’ Report by way of reference.

ANNUAL GENERAL MEETING

The AGM will be held on May 24, 2016, at the Circustheater, Circusstraat 4, 2586 CW, The Hague, The Netherlands. Details of the business to be put to shareholders at the AGM can be found in the Notice of Annual General Meeting.

Signed on behalf of the Board /s/ Michiel Brandjes
Michiel Brandjes
Company Secretary
March 9, 2016

	GOVERNANCE	69
SHELL ANNUAL REPORT AND FORM 20-F 2015	CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

Dear Shareholders,

I am pleased to introduce this report, which is my first since becoming Chairman of Royal Dutch Shell plc (the Company) at last year’s Annual General Meeting (AGM). My predecessor, Jorma Ollila, took his responsibility for ensuring that we met the highest standards of corporate governance very seriously, and I will continue to do so throughout my tenure.

During the year we have again applied the main principles and relevant provisions of the Financial Reporting Council’s UK Corporate Governance Code (the Code), and I hope this report gives you a good understanding of the systems of governance and control which continue to operate within the Company.

As you might expect, the Board was very busy during 2015 dealing with the acquisition of BG Group plc (BG), which I am pleased to say finally completed in February 2016. Such a major acquisition carried a significant responsibility for the Board, and I am proud of the high corporate governance standards maintained throughout the process.

The acquisition of BG of course means we now have many new shareholders and I would like to welcome you to Shell. Since my appointment, I have spoken with many shareholders, and indeed other stakeholders, in the Netherlands, the UK and the USA, and I intend to continue such engagements during my time as Chairman. Indeed, I hope to see as many shareholders as possible at our AGM in The Hague, and at our Shareholders’ Presentation in London, both of which are to be held in May.

In accordance with the Code, we conducted an evaluation of our performance during the year, along with that of the Board committees and individual directors. This was led by the Nomination and Succession Committee and was conducted in-house, rather than being externally facilitated. However, we intend to conduct the evaluation in 2016 with the assistance of an external facilitator. Unlike our previous evaluations, this evaluation will not be questionnaire based. Instead, it will be based upon personal observations by an experienced practitioner in the area of Board evaluation. The aim of the evaluation will be to look forward, focusing on how to improve Board effectiveness, rather than looking back at past practice.

Finally, I would like to thank my fellow Directors for their support since my appointment. Together, I believe we can continue to maintain the highest standards of corporate governance, which I believe are important for the long-term success of the Company.

Chad Holliday

Chairman

March 9, 2016

STATEMENT OF COMPLIANCE

The Board confirms that throughout the year the Company has applied the main principles and complied with the relevant provisions set out in the Code issued by the Financial Reporting Council in September 2014. In addition to complying with applicable corporate governance requirements in the UK, the Company must follow the rules of Euronext Amsterdam as well as Dutch securities laws because of its listing on that exchange. The Company must likewise follow US securities laws and the New York Stock Exchange (NYSE) rules and regulations because its securities are registered in the USA and listed on the NYSE.

NYSE GOVERNANCE STANDARDS

In accordance with the NYSE rules for foreign private issuers, the Company follows home-country practice in relation to corporate governance. However, foreign private issuers are required to have an audit committee that satisfies the requirements of the US Securities and Exchange Commission’s (SEC) Rule 10A-3. The Company’s Audit Committee satisfies such requirements. The NYSE also requires a foreign private issuer to provide certain written affirmations and notices to the NYSE, as well as a summary of the significant ways in which its corporate governance practices differ from those followed by domestic US companies under NYSE listing standards (see Section 303A.11 of the NYSE Listed Company Manual). The Company’s summary of its corporate governance differences is given below and on the following page and can be found at www.shell.com/investor.

Non-executive Director independence

The Board follows the provisions of the Code in determining Non-executive Director independence, which states that at least half of the Board, excluding the Chairman, should comprise Non-executive Directors determined by the Board to be independent. In the case of the Company, the Board has determined that all the Non-executive Directors at the end of 2015 are wholly independent.

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

70	GOVERNANCE
	CORPORATE GOVERNANCE	SHELL ANNUAL REPORT AND FORM 20-F 2015

CORPORATE GOVERNANCE CONTINUED

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

SHELL GENERAL BUSINESS PRINCIPLES

The Shell General Business Principles define how Shell subsidiaries are expected to conduct their affairs. These principles include, among other things, Shell’s commitment to support fundamental human rights in line with the legitimate role of business and to contribute to sustainable development. They are designed to mitigate the risk of damage to our business reputation and to prevent violations of local and international legislation. They can be found at www.shell.com/sgbp. See “Risk factors” on page 11.

SHELL CODE OF CONDUCT

Directors and employees are required to comply with the Shell Code of Conduct, which is intended to help them put Shell’s business principles into practice. This code clarifies the basic rules and standards they are expected to follow and the behaviour expected of them. All Shell employees and contractors follow mandatory training on Shell’s Code of Conduct. Designated individuals are required to follow mandatory training on antitrust and competition laws, anti-bribery and corruption laws, anti-money laundering laws, data protection laws and trade controls requirements (see “Risk factors” on page 11). The Shell Code of Conduct can be found at www.shell.com/codeofconduct.

CODE OF ETHICS

Executive Directors and Senior Financial Officers of Shell must also comply with a Code of Ethics. This code is specifically intended to meet the requirements of Section 406 of the Sarbanes-Oxley Act and the listing requirements of the NYSE (see above). It can be found at www.shell.com/codeofethics.

SHELL GLOBAL HELPLINE

Employees, contractors, third parties with whom Shell has a business relationship (such as customers, suppliers and agents), and any member of the public (including shareholders) may raise ethics and compliance concerns through the Shell Global Helpline. This is a worldwide confidential reporting mechanism, operated by an external third party, which is available 24 hours a day, seven days a week by telephone and at www.shell.com or https://shell.alertline.eu

BOARD STRUCTURE AND COMPOSITION

During 2015, the Board comprised the Chairman; two Executive Directors, namely the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO); and eight Non-executive Directors, including the Deputy Chairman and Senior Independent Director [A], except for the period from January 1, 2015 to May 19, 2015, when there were nine Non-executive Directors [A].

A list of current Directors, including their biographies, can be found on pages 62-64.

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

[A] Jorma Ollila stood down as Chairman on May 19, 2015 and was succeeded by Charles O. Holliday, a Non-executive Director.

[B] See page 71 for the number of meetings held in 2015.

ROLE OF DIRECTORS

The roles of the Chairman, a non-executive role, and the CEO are separate, and the Board has agreed their respective responsibilities.

The Chairman is responsible for the leadership and management of the Board and for ensuring that the Board and its committees function effectively. One way in which this is achieved is by ensuring Directors receive accurate, timely and clear information. He is also responsible for agreeing and regularly reviewing the training and development needs of each Director (see “Induction and training” on page 71) which he does with the assistance of the Company Secretary.

The CEO bears overall responsibility for the implementation of the strategy agreed by the Board, the operational management of the Company and the business enterprises connected with it. He is supported in this by the Executive Committee which he chairs (see page 72).

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

All the Non-executive Directors are considered by the Board to be wholly independent.

	GOVERNANCE	71
SHELL ANNUAL REPORT AND FORM 20-F 2015	CORPORATE GOVERNANCE

CONFLICTS OF INTEREST

Certain statutory duties with respect to directors’ conflicts of interest are in force under the Companies Act 2006 (the Act). In accordance with the Act and the Articles, the Board may authorise any matter that otherwise may involve any of the Directors breaching his or her duty to avoid conflicts of interest. The Board has adopted a procedure to address these requirements. It includes the Directors completing detailed conflict of interest questionnaires. The matters disclosed in the questionnaires are reviewed by the Board and, if considered appropriate, authorised in accordance with the Act and the Articles. Conflicts of interest as well as any gifts and hospitality received by and provided by Directors are kept under review by the Board. Further information relating to conflicts of interest can be found on pages 76-77.

SIGNIFICANT COMMITMENTS OF THE CHAIRMAN

The Chairman’s other significant commitments are given in his biography on page 62.

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

BOARD ACTIVITIES DURING THE YEAR

The Board met 12 times during the year. The meetings were held in The Hague, the Netherlands, except for one meeting which was held in Rio de Janeiro, Brazil. The Board typically meets eight times a year, however in 2015 there were an additional four ad-hoc meetings to discuss matters related to the acquisition of BG.

In relation to the scheduled meetings, the agenda included a number of regular items, including reports from the CEO, the CFO and other members of the Executive Committee, from each of the Board committees and from the various functions, including finance (which includes investor relations), health and security, human resources, and legal (which includes the Company Secretary). The Board also considered and approved the quarterly, half-year and full-year financial results and dividend announcements and, at most meetings, considered a number of investment, divestment and financing proposals.

In June, it held a full-day session on strategy. This included a high-level review of the Company’s vision of the future, its portfolio and its winning capabilities. As part of the review, particular consideration was given to how heavy oil, alternative energy and development of the Arctic would fit into the planned portfolio.

During the year, the Board also received reports and presentations on some of our activities, including those in China, the Gulf of Mexico, Japan, Nigeria, the UK and USA (including Alaska), and on asset integrity and process safety, litigation, risk management, safety and environmental performance, and senior management succession. In addition, it received reports on other matters of interest, including the global energy market, litigation themes and corporate governance developments.

As mentioned above, the acquisition of BG was a major corporate event and carried significant corporate governance responsibilities for the Directors. In addition to the ad-hoc meetings of the Board, a special Board sub-committee was established in early 2015 to supervise the acquisition process more regularly. Initially the committee, which met over 20 times prior to completion, comprised Jorma Ollila, Guy Elliott and Charles Holliday. However, following the 2015 AGM at which Jorma Ollila stood down as Chairman and a Director of the Company, the committee comprised Charles Holliday, Guy Elliott and Hans Wijers. The Board also sought appropriate advice from professional advisors throughout the process, to ensure compliance with all responsibilities and duties owed by the Directors.

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

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS

Attendance during 2015 for all Board and Board committee meetings is given in the table below.

ATTENDANCE AT BOARD AND BOARD COMMITTEE MEETINGS [A]
	Board	Audit Committee	Corporate and Social Responsibility Committee	Nomination and Succession Committee	Remuneration Committee
Ben van Beurden	12/12
Guy Elliott	12/12	6/6		7/7
Euleen Goh	12/12	6/6
Simon Henry	12/12
Charles O. Holliday	11/12		2/2	5/5	2/2
Gerard Kleisterlee	11/12	5/6			5/5
Jorma Ollila	5/5			2/2
Sir Nigel Sheinwald	12/12		5/5
Linda G. Stuntz	12/12	6/6
Hans Wijers	12/12		3/3	7/7
Patricia A. Woertz	11/12		4/5		1/3
Gerrit Zalm	9/12		4/5		5/5

[A] The first figure represents attendance and the second figure the possible number of meetings. For example, 12/12 signifies attendance at twelve out of twelve possible meetings. Where a Director stood down from the Board or a Board committee during the year, or was appointed during the year, only meetings before standing down or after the date of appointment are shown.

72	GOVERNANCE
	CORPORATE GOVERNANCE	SHELL ANNUAL REPORT AND FORM 20-F 2015

CORPORATE GOVERNANCE CONTINUED

BOARD EVALUATION

During the year, the Board carried out a performance evaluation of itself, and evaluations were also conducted in respect of the Chairman and the Board committees. The performance evaluation of the Board was led by the Nomination and Succession Committee and was conducted in-house, without an external facilitator. In accordance with the Code, it is the intention that the evaluation process will be externally facilitated every three years and hence an external evaluation will be conducted in 2016.

The 2015 Board performance evaluation process consisted of Directors being asked to complete a questionnaire in relation to such matters as the functioning and effectiveness of the Board, the relationship and interaction with the Executive Committee, and the major issues and challenges for 2016 and beyond. Directors were asked to return the questionnaire to the Company Secretary, who summarised the responses and presented a report to the Nomination and Succession Committee.

In February 2016, the Chairman presented the report to the full Board and the Directors discussed the observations and conclusions. A major focus of the discussions was in relation to the major issues and challenges identified for 2016 and beyond, and included such matters as the integration of BG, oil price volatility, project delivery and energy transition. Directors also focused on how to ensure maximum benefit was derived from the strategy sessions held each year.

The Deputy Chairman conducted a separate review of the Chairman’s performance and involved each Director completing a questionnaire specifically related to this matter. The Deputy Chairman reported the outcome of this review to the full Board, including that Directors had commented favourably on the Chairman’s open style and level of engagement. A review of each Board committee was undertaken by the respective committee chairman and also reported back to the Board.

EXECUTIVE COMMITTEE

The Executive Committee operates under the direction of the CEO in support of his responsibility for the overall management of the Company’s business. The CEO has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders’ general meeting.

The current composition of the Executive Committee is as follows:

EXECUTIVE COMMITTEE
Ben van Beurden	CEO [A][B]
Simon Henry	CFO [A][B]
John Abbott	Downstream Director [B]
Harry Brekelmans	Projects & Technology Director [B]
Andrew Brown	Upstream Director [B][C]
Ronan Cassidy Donny Ching	Chief Human Resources & Corporate Officer [B][D] Legal Director [B]
Marvin Odum Maarten Wetselaar	Unconventional Resources Director [B][E] Integrated Gas Director [B][F]

[A] Director of the Company.

[B] Designated an Executive Officer pursuant to US Exchange Act Rule 3b-7. Beneficially owns less than 1% of outstanding classes of securities.

[C] Andrew Brown was appointed Upstream Director with effect from January 1, 2016. He was previously Upstream International Director.

[D] Ronan Cassidy was appointed Chief Human Resources & Corporate Officer in succession to Hugh Mitchell with effect from January 1, 2016.

[E] Marvin Odum was appointed Unconventional Resources Director with effect from January 1, 2016. He was previously Upstream Americas Director. It was announced on February 24, 2016, that he would leave the Company on March 31, 2016, when the position of Unconventional Resources Director would cease to exist.

[F] Maarten Wetselaar was appointed Integrated Gas Director with effect from January 1, 2016.

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

Audit Committee

The Audit Committee report which sets out the composition and work of the Audit Committee is on pages 83-85.

Corporate and Social Responsibility Committee

The current members of the Corporate and Social Responsibility Committee are Hans Wijers (Chairman of the Committee with effect from May 20, 2015), Sir Nigel Sheinwald and Patricia A. Woertz. Charles O. Holliday stood down as Chairman of the Committee and Gerrit Zalm stood down as a member of the Committee on May 19, 2015, and December 31, 2015, respectively. The Committee met five times during the year; the Committee members’ attendances are shown on page 71.

The Committee has a mandate to maintain a comprehensive overview of the policies and performance of the subsidiaries of the Company with respect to the Shell General Business Principles and the Shell Code of Conduct, as well as major issues of public concern. Conclusions and recommendations made by the Committee are reported directly to executive management and the Board.

The Committee fulfils its responsibilities by reviewing the management of health, safety, security, environmental and social impacts of projects and operations. It does this through a series of reviews of performance, audit findings and other specific areas, such as maritime and process safety. It also monitors major issues of public concern and Shell’s strategy to address them, especially in respect of environmental and social issues. In addition, it provides input into the Shell Sustainability Report and reviews a draft of the report before publication.

The key topics discussed by the Committee in 2015 were climate change and the energy transition, however the Committee also reviewed a number of other topical issues including Alaska, Nigeria and seismic activity in Groningen, the Netherlands.

In addition to holding regular formal meetings, the Committee visits Shell locations and meets with local staff and external stakeholders to hear their perspectives and observe how Shell’s standards regarding health, safety, security, the environment and social performance are being implemented. In 2015, the Committee visited Shell deep-water operations in the Gulf of Mexico and the Raízen biofuels business in Brazil. During each visit they met with local stakeholders, including staff and governmental and non-governmental representatives. In addition, individual Committee members visited the Peterhead carbon capture and storage (CCS) project in the UK, and the Moerdijk chemical plant and Nederlandse Aardolie Maatschappij (NAM) in the Netherlands.

Nomination and Succession Committee

The members of the Nomination and Succession Committee are Charles O. Holliday (Chairman of the Committee with effect from May 20, 2015), Guy Elliott and Hans Wijers. Jorma Ollila stood down as Chairman

	GOVERNANCE	73
SHELL ANNUAL REPORT AND FORM 20-F 2015	CORPORATE GOVERNANCE

of the Committee on May 19, 2015. The Committee met seven times during the year; the Committee members’ attendances are shown on page 71.

The Committee keeps under review the leadership needs of the Company and identifies and nominates suitable candidates for the Board’s approval to fill vacancies when they arise. In addition, it makes recommendations on who should be appointed Chairman of the Audit Committee, the Corporate and Social Responsibility Committee and the Remuneration Committee and, in consultation with the relevant chairman, recommends who should sit on the Board committees. It also makes recommendations on corporate governance guidelines, monitors compliance with corporate governance requirements and makes recommendations on disclosures connected with corporate governance of its appointment processes.

The Board did not make any new Non-executive Director appointments during the year, however the Committee continued its ongoing programme of succession planning. The Board takes the issue of boardroom diversity very seriously and believes that maintaining an appropriate balance of skills, knowledge, experience and backgrounds is key to its effective performance. It believes gender diversity is an important element of this mix, and indeed the Board meets the recommendation of the Davies Report, published in 2011, that at least 25% of the Directors be women [A].

[A] In October 2015, Lord Davies published his final report on improving the gender balance on listed company Boards, and makes a number of further recommendations including increasing the voluntary target for at least 33% of the Directors to be women by 2020.

As part of its role in identifying and nominating suitable candidates for the Board’s approval, the Committee will continue to review candidates from a variety of backgrounds and will seek to produce a list of candidates that fully reflects the Board’s goal of becoming more diverse. In this regard, the Committee maintains contact with leading global search firms, including Egon Zehnder and Spencer Stuart, to identify and consider suitable candidates [B].

[B] Neither Egon Zehnder nor Spencer Stuart have any connection with the Company other than that of search consultants.

During the year, the Committee also considered the Executive Committee talent pipeline, Board committee membership, and a request from an Executive Director to accept an external appointment. It also led the Board evaluation process, considered any potential conflicts of interest and the independence of the Non-executive Directors, and reviewed its terms of reference.

Remuneration Committee

The Directors’ Remuneration Report, which sets out the composition and work of the Remuneration Committee, the Directors’ remuneration for 2015 and the Directors’ Remuneration Policy which was approved by shareholders at the 2014 AGM, is on pages 86-105.

SHAREHOLDER COMMUNICATIONS

The Board recognises the importance of two-way communication with the Company’s shareholders. The Chairman, the Deputy Chairman and Senior Independent Director, the CEO, the CFO and the Executive Vice President Investor Relations each meet regularly with major shareholders and report the views of such shareholders to the Board. As well as the Company giving a balanced report of results and progress at each AGM, all shareholders have an opportunity to ask questions in person. Shareholders are also free to contact the Company directly at any time of the year via dedicated shareholder email addresses or via dedicated shareholder telephone numbers as given on the inside back cover of this Report. Shell’s website at www.shell.com/investor has information for institutional and retail shareholders alike.

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

NOTIFICATION OF MAJOR SHAREHOLDINGS

Information concerning notifications of major shareholdings can be found on page 191.

RESPONSIBILITY FOR PREPARING THE ANNUAL REPORT AND ACCOUNTS

Information concerning the responsibility for preparing the Annual Report and Accounts can be found on page 66.

CONTROLS AND PROCEDURES

The Board is responsible for maintaining a sound system of risk management and internal control, and for regularly reviewing its effectiveness. It has delegated authority to the Audit Committee to assist it in fulfilling its responsibilities in relation to internal control and financial reporting (see “Audit Committee Report” on pages 83-85).

A single overall control framework is in place for the Company and its subsidiaries that is designed to manage rather than eliminate the risk of failure to achieve business objectives. It therefore only provides a reasonable and not an absolute assurance against material misstatement or loss.

The diagram on the following page illustrates the control framework’s key components: “Foundations”, “Management Processes” and “Organisation”. “Foundations” comprises the objectives, principles and rules that underpin and establish boundaries for Shell’s activities. “Management Processes” refers to the more material management processes, including how strategy, planning and appraisal are used to improve performance and how risks are to be managed through effective controls and assurance. “Organisation”

74	GOVERNANCE
	CORPORATE GOVERNANCE	SHELL ANNUAL REPORT AND FORM 20-F 2015

CORPORATE GOVERNANCE CONTINUED

sets out how the various legal entities relate to each other and how their business activities are organised and managed, and how authority is delegated.

The system of risk management and internal control over financial reporting is an integral part of the control framework. Regular reviews are performed to identify the significant risks to financial reporting and the key controls designed to address them. These controls are documented, responsibility is assigned, and they are monitored for design and operating effectiveness. Controls found not to be effective are remediated. The principal risks faced by Shell are set out in “Risk factors” on pages 08-12.

The Board has conducted its annual review of the effectiveness of Shell’s system of risk management and internal control, including financial, operational and compliance controls.

Shell has a variety of processes for obtaining assurance on the adequacy of risk management and internal control and implements a broad array of measures to manage its various risks which are set out in the relevant sections of this Report. There are also risks that Shell accepts or does not seek to fully mitigate. The Executive Committee and the Board regularly consider group-level risks and associated control mechanisms.

Many of our major projects and operations are conducted in joint arrangements or associates, which may reduce the degree of control and ability to identify and manage risks (see “Risk factors” on page 11). In each case, Shell appoints a representative to manage its interests who seeks to ensure that such projects operate under equivalent standards to Shell.

We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. In addition, we and our joint arrangements and associates face the risk of litigation and disputes worldwide (see “Risk factors” on page 09). We continuously monitor geopolitical developments and societal issues relevant to our interests. Employees who engage with government officials are subject to specific training programmes, procedures and regular communications, in addition to Shell General Business Principles and Shell Code of Conduct compliance. We are prepared to exit countries if we think we can no longer operate in them in accordance with our standards, and we have done so in the past.

The Board confirms that there is a robust process for identifying, evaluating and managing the principal risks to the achievement of Shell’s objectives. This has been in place throughout 2015 and up to the date of this Report and is regularly reviewed by the Board and accords with the Internal Control: Guidance to Directors (formerly known as the Turnbull Guidance).

Management’s evaluation of disclosure controls and procedures of Shell

As indicated in the certifications in Exhibits 12.1 and 12.2 of this Report, Shell’s CEO and CFO have evaluated the effectiveness of Shell’s disclosure controls and procedures at December 31, 2015. On the basis of that evaluation, these officers have concluded that Shell’s disclosure controls and procedures are effective.

Management’s report on internal control over financial reporting of Shell

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over Shell’s financial reporting and the production of the “Consolidated Financial Statements”. It conducted an evaluation of the effectiveness of Shell’s internal control over financial reporting and the production of the “Consolidated Financial Statements” based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, management concluded that, at December 31, 2015, the Company’s internal control over Shell’s financial reporting and the production of the “Consolidated Financial Statements” was effective.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Company’s internal control over financial reporting, as stated in its report on page 114.

The Trustee’s and management’s evaluation of disclosure controls and procedures for the Royal Dutch Shell Dividend Access Trust

The Trustee of the Royal Dutch Shell Dividend Access Trust (the Trustee) and Shell’s CEO and CFO have evaluated the effectiveness of the disclosure controls and procedures in respect of the Dividend Access Trust (the Trust) at December 31, 2015. On the basis of this evaluation, these officers have concluded that the disclosure controls and procedures of the Trust are effective.

The Trustee’s and management’s report on internal control over financial reporting of the Royal Dutch Shell Dividend Access Trust

The Trustee is responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting. The Trustee and the Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, the Trustee and management concluded that, at December 31, 2015, the Trust’s internal control over financial reporting was effective.

	GOVERNANCE	75
SHELL ANNUAL REPORT AND FORM 20-F 2015	CORPORATE GOVERNANCE

PricewaterhouseCoopers CI LLP, the independent registered public accounting firm that audited the financial statements, has issued an attestation report on the Trustee’s and management’s internal control over financial reporting, as stated in its report on page 184.

Changes in internal control over financial reporting

There has not been any change in the internal control over financial reporting of Shell or the Trust that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting. Material financial information of the Trust is included in the “Consolidated Financial Statements” and is therefore subject to the same disclosure controls and procedures as Shell. See the “Royal Dutch Shell Dividend Access Trust Financial Statements” on pages 185-189 for additional information.

ARTICLES OF ASSOCIATION

The following summarises certain provisions of the Articles [A] and of the applicable legislation (the legislation). This summary is qualified in its entirety by reference to the Articles and the Act.

[A] Copies of the Articles have been previously filed with the SEC and are incorporated by reference as exhibits to this Report. They can be found at www.shell.com.

Management and Directors

The Company has a single tier Board of Directors headed by a Chairman, with management led by a CEO. See “Board structure and composition” on page 70.

NUMBER OF DIRECTORS

The Articles provide that the Company must have a minimum of three and can have a maximum of 20 Directors (disregarding alternate directors), but these restrictions can be changed by the Board.

DIRECTORS’ SHAREHOLDING QUALIFICATION

The Directors are not required to hold any shares in the Company.

APPOINTMENT OF DIRECTORS

The Company can, by passing an ordinary resolution, appoint any willing person to be a Director.

The Board can appoint any willing person to be a Director. Any Director appointed in this way must retire from office at the first AGM after his appointment. A Director who retires in this way is then eligible for reappointment.

At the general meeting at which a Director retires, shareholders can pass an ordinary resolution to reappoint the Director or to appoint some other eligible person in their place.

The only people who can be appointed as Directors at a general meeting are the following: (i) Directors retiring at the meeting; (ii) anyone recommended by a resolution of the Board; and (iii) anyone nominated by a shareholder (not being a person to be nominated), where the shareholder is entitled to vote at the meeting and delivers to the Company’s registered office, not less than six but not more than 21 days before the day of the meeting, a letter stating that he intends to nominate another person for appointment as a Director and written confirmation from that person that he is willing to be appointed.

RETIREMENT OF DIRECTORS

Under the Articles, at every AGM, the following Directors must retire from office: (i) any Director who has been appointed by the Board since the last AGM, (ii) any Director who held office at the time of the two preceding AGMs and who did not retire at either of them, and (iii) any Director who has been in office, other than as a Director holding an executive position, for a continuous period of nine years or more at the date of the meeting.

Notwithstanding the Articles, the Company complies with the Code which contains, among other matters, provisions regarding the composition of the Board and re-election of the Directors. As a result, the Company’s current policy is that Directors are subject to annual re-election by shareholders.

Any Director who retires at an AGM may offer himself for reappointment by the shareholders.

REMOVAL OF DIRECTORS

In addition to any power to remove Directors conferred by the legislation, the Company can pass a special resolution to remove a Director from office, even though his time in office has not ended, and can appoint a person to replace a Director who has been removed in this way by passing an ordinary resolution.

VACATION OF OFFICE BY DIRECTORS

Any Director automatically stops being a Director if: (i) he gives the Company a written notice of resignation; (ii) he gives the Company a written notice in which he offers to resign and the Board decides to accept this offer; (iii) all of the other Directors (who must comprise at least three people) pass a resolution or sign a written notice requiring the Director to resign; (iv) he is or has been suffering from mental or physical ill-health and the Board passes a resolution removing the Director from office; (v) he has missed Directors’ meetings (whether or not an alternate director appointed by him attends those meetings) for a continuous period of six months without permission from the Board and the Board passes a resolution removing the Director from office; (vi) a bankruptcy order is made against him or he makes any arrangement or composition with his creditors generally; (vii) he is prohibited from being a Director under the legislation; or (viii) he ceases to be a Director under the legislation or he is removed from office under the Articles. If a Director stops being a Director for any reason, he will also automatically cease to be a member of any committee or sub-committee of the Board.

ALTERNATE DIRECTORS

Any Director can appoint any person (including another Director) to act in his place as an alternate director. That appointment requires the approval of the Board, unless previously approved by the Board or unless the appointee is another Director.

PROCEEDINGS OF THE BOARD

Meetings of the Board will usually be held in the Netherlands but the Board may decide in each case when and where to have meetings and how they will be conducted. The Board can also adjourn its meetings. If no other quorum is fixed by the Board, two Directors are a quorum. A Directors’ meeting at which a quorum is present can exercise all the powers and discretions of the Board.

76	GOVERNANCE
	CORPORATE GOVERNANCE	SHELL ANNUAL REPORT AND FORM 20-F 2015

CORPORATE GOVERNANCE CONTINUED

All or any of the Directors can take part in a meeting of the Directors by way of a conference telephone or any communication equipment which allows everybody to take part in the meeting by being able to hear each of the other people at the meeting and by being able to speak to all of them at the same time. A person taking part in this way will be treated as being present at the meeting and will be entitled to vote and be counted in the quorum. Any such meeting will be deemed to take place where the largest group of Directors participating is assembled or, if there is no such group, where the chairman of the meeting then is.

The Board can appoint any Director as chairman or as deputy chairman and can remove him from that office at any time. Matters to be decided at a Directors’ meeting will be decided by a majority vote. If votes are equal, the chairman of the meeting has a second, casting vote.

The Board will manage the Company’s business. It can use all the Company’s powers except where the Articles or the legislation say that powers can only be used by shareholders voting to do so at a general meeting. The Board is, however, subject to the provisions of the legislation, the requirements of the Articles and any regulations laid down by the shareholders by passing a special resolution at a general meeting.

The Board can exercise the Company’s powers: (i) to borrow money; (ii) to guarantee; (iii) to indemnify; (iv) to mortgage or charge all or any of the Company’s undertaking, property and assets (present and future) and uncalled capital; (v) to issue debentures and other securities; and (vi) to give security, either outright or as collateral security, for any debt, liability or obligation of the Company or of any third party. The Board must limit the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings so as to ensure that no money is borrowed if the total amount of the group’s borrowings (as defined in the Articles) then exceeds, or would as a result of such borrowing exceed, two times the Company’s adjusted capital and reserves (as defined in the Articles). Shareholders may pass an ordinary resolution allowing borrowings to exceed such limit.

The Board can delegate any of its powers or discretions to committees of one or more persons. Any committee must comply with any regulations laid down by the Board. These regulations can require or allow people who are not Directors to be members of the committee, and can give voting rights to such people but there must be more Directors on a committee than persons who are not Directors and a resolution of the committee is only effective if a majority of the members of the committee present at the time of the resolution were Directors.

FEES

The total fees paid to all of the Directors (excluding any payments made under any other provision of the Articles) must not exceed €4,000,000 a year or any higher sum decided on by an ordinary resolution at a general meeting. It is for the Board to decide how much to pay each Director by way of fees.

The Board, or any committee authorised by the Board, can award extra fees to any Director who, in its view, performs any special or extra services for the Company. The extra fees can take the form of salary, commission, profit-sharing or other benefits (and can be paid partly in one way and partly in another).

The Company can pay the reasonable travel, hotel and incidental expenses of each Director incurred in attending and returning from general meetings, meetings of the Board or committees of the Board or any other meetings which, as a Director, he is entitled to attend. The Company will pay all other expenses properly and reasonably incurred by each Director in connection the Company’s business or in the performance of his duties as a Director. The Company can also fund a Director’s or former Director’s expenditure and that of a Director or former Director of any holding company of the Company for the purposes permitted by the legislation and can do anything to enable a Director or former Director of the Company or any holding company of the Company to avoid incurring such expenditure all as provided in the legislation.

PENSIONS AND GRATUITIES

The Board or any committee authorised by the Board can decide whether to provide pensions, annual payments or other benefits to any Director or former Director, or any relation or dependant of, or person connected to, such a person. The Board can also decide to contribute to a scheme or fund or to pay premiums to a third party for these purposes. The Company can only provide pensions and other benefits to people who are or were Directors but who have not been employed by or held an office or executive position in the Company or any of its subsidiary undertakings or former subsidiary undertakings or any predecessor in business of the Company or any such other company or to relations or dependants of, or persons connected to, these Directors or former Directors if the shareholders approve this by passing an ordinary resolution.

DIRECTORS’ INTERESTS

Conflicts of interest requiring authorisation by Directors

The Board may, subject to the relevant quorum and voting requirements, authorise any matter which would otherwise involve a Director breaching his duty under the legislation to avoid conflicts of interest. A Director seeking authorisation in respect of such a conflict of interest must tell the Board the nature and extent of his interest in the conflict of interest as soon as possible. The Director must give the Board sufficient details of the relevant matter to enable it to decide how to address the conflict of interest, together with any additional information which it may request.

Any Director (including the relevant Director) may propose that the relevant Director be authorised in relation to any matter which is the subject of such a conflict of interest. Such proposal and any authority given by the Board shall be effected in the same way as any other matter may be proposed to and resolved upon by the Board except that: (i) the relevant Director and any other Director with a similar interest will not count in the quorum and will not vote on a resolution giving such authority; and (ii) the conflicted Director and any other Director with a similar interest may, if the other members of the Board so decide, be excluded from any meeting of the Board while the conflict of interest is under consideration.

Where the Board gives authority in relation to a conflict of interest or where any of the situations described in (i) to (v) of “Other conflicts of interest” on the following page applies in relation to a Director: (i) the Board may (whether at the relevant time or subsequently) (a) require that the relevant Director is excluded from the receipt of information, the participation in discussion and/or the making of decisions related to the conflict or the situation and (b) impose upon the relevant Director such other terms for the purpose of dealing with the conflict or situation as they think fit; (ii) the relevant Director will be obliged to conduct himself in accordance with any terms imposed by the Board in relation to the conflict or situation; (iii) the Board may also provide that, where the relevant Director obtains (other than through his position as a Director of the Company) information that is confidential to a third party, the Director will not be obliged to disclose that information to the Company, or to use or apply the information in relation to

	GOVERNANCE	77
SHELL ANNUAL REPORT AND FORM 20-F 2015	CORPORATE GOVERNANCE

the Company’s affairs, where to do so would amount to a breach of that confidence; (iv) the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and (v) the Board may revoke or vary such authority at any time but this will not affect anything done by the relevant Director prior to such revocation in accordance with the terms of such authority.

Other conflicts of interest

If a Director knows that he is in any way directly or indirectly interested in a proposed contract with the Company or a contract that has been entered into by the Company, he must tell the other Directors of the nature and extent of that interest in accordance with the legislation. If he has so disclosed the nature and extent of his interest, a Director can do one or more of the following: (i) have any kind of interest in a contract with or involving the Company or another company in which the Company has an interest; (ii) hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms, including as to remuneration, as the Board may decide; (iii) alone, or through a firm with which he is associated, do paid professional work for the Company or another company in which the Company has an interest (other than as auditor); (iv) be or become a Director or other officer of, or employed by or otherwise be interested in, any holding company or subsidiary company of the Company or any other company in which the Company has an interest; and (v) be or become a Director of any other company in which the Company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a Director of that other company.

Benefits

A Director does not have to hand over to the Company or its shareholders any benefit he receives or profit that he makes as a result of any matter which would otherwise involve a direct breach of his duty under the legislation to avoid conflicts of interest but which has been authorised or anything allowed under (i) to (v) of “Other conflicts of interest” above, nor is any type of contract so authorised or so allowed liable to be avoided.

Quorum and voting requirements

Subject to certain exceptions, a Director cannot vote or be counted in the quorum on a resolution of the Board relating to appointing that Director to a position with the Company or a company in which the Company has an interest or the terms or the termination of the appointment and a Director cannot vote or be counted in the quorum on a resolution of the Board about a contract in which he has an interest and, if he does vote, his vote will not be counted.

The Company can, by ordinary resolution, suspend or relax the provisions of the relevant article in the Articles to any extent or ratify any contract which has not been properly authorised in accordance with that relevant article.

DIRECTORS’ INDEMNITIES

As far as the legislation allows this, the Company can indemnify any Director or former Director of the Company, of any associated company or of any affiliate against any liability and can purchase and maintain insurance against any liability for any Director or former Director of the Company, of any associated company or of any affiliate. A Director or former Director of the Company, of any associated company or of any affiliate will not be accountable to the Company or the shareholders for any benefit so provided. Anyone receiving such a benefit will not be disqualified from being or becoming a Director of the Company.

Rights attaching to shares

The Company can issue shares with any rights or restrictions attached to them as long as this is not restricted by any rights attached to existing shares. These rights or restrictions can be decided either by an ordinary resolution passed by the shareholders or by the Board as long as there is no conflict with any resolution passed by the shareholders.

DIVIDENDS

Currently, only A shares and B shares are entitled to a dividend.

Under the legislation, dividends are payable only out of profits available for distribution, as determined in accordance with the Act and under IFRS.

Subject to the Act, if the Directors consider that the Company’s financial position justifies the payment of a dividend, the Company can pay a fixed or other dividend on any class of shares on the dates prescribed for the payments of those dividends and pay interim dividends on shares of any class of any amounts and on any dates and for any periods which it decides. Shareholders can declare dividends in accordance with the rights of shareholders by passing an ordinary resolution, although such dividends cannot exceed the amount recommended by the Board.

Dividends are payable to persons registered as the holder(s) of shares, or to anyone entitled in any other way, at a particular time on a particular day selected by the Board. All dividends will be declared and paid in proportions based on the amounts paid up on the relevant shares during any period for which that dividend is paid.

Any dividend or other money payable in cash relating to a share can be paid by sending a cheque, warrant or similar financial instrument payable to the shareholder entitled to the dividend by post to the shareholder’s registered address. Alternatively, it can be made payable to someone else named in a written instruction from the shareholder (or all joint shareholders) and sent by post to the address specified in that instruction. A dividend can also be paid by inter-bank transfer or by other electronic means (including payment through CREST) directly to an account with a bank or other financial institution (or another organisation operating deposit accounts if allowed by the Company) named in a written instruction from the person entitled to receive the payment under the Articles. Such an account must be held at an institution based in the UK, unless the share on which the payment is to be made is held by Euroclear Nederland and is subject to the Dutch Securities Giro Act (“Wet giraal effectenverkeer”). Alternatively, a dividend can be paid in some other way if requested in writing by a shareholder (or all joint shareholders) and agreed with the Company. The Company will not be responsible for a payment which is lost or delayed. Unless the rights attached to any shares, the terms of any shares or the Articles say otherwise, a dividend or any other money payable in respect of a share can be declared and paid in whatever currency or currencies the Board decides using an exchange rate or exchange rates selected by the Board for any currency conversions required. The Board can also decide how any costs relating to the choice of currency will be met. The Board can offer shareholders the choice to receive dividends and other money payable in respect of their shares in alternative currencies on such terms and conditions as the Board may prescribe from time to time. Where any dividends or other amounts payable on a share have not been claimed, the Board can invest them or use them in any other way for the Company’s benefit until they are claimed. The Company will not be a trustee of the money and will not be liable to pay interest on it. If a dividend or other money has not been claimed for 12 years after being declared or becoming due for payment, it will be forfeited and go back to the Company, unless the Board decides otherwise.

78	GOVERNANCE
	CORPORATE GOVERNANCE	SHELL ANNUAL REPORT AND FORM 20-F 2015

CORPORATE GOVERNANCE CONTINUED

The Company expects that dividends in respect of B shares will be paid under the dividend access mechanism described below. Currently, the Articles provide that if any amount paid by way of dividend by a subsidiary of the Company is received by the dividend access trustee on behalf of any holder of B shares and paid by the dividend access trustee to such holder, the entitlement of such holder of B shares to be paid any dividend declared pursuant to the Articles will be reduced by the corresponding amount that has been paid by the dividend access trustee to such holder. If a dividend is declared pursuant to the Articles and the entitlement of any holder of B shares to be paid his pro rata share of such dividend is not fully extinguished on the relevant payment date by virtue of a payment made by the dividend access trustee, the Company has a full and unconditional obligation to make payment in respect of the outstanding part of such dividend entitlement immediately. Where amounts are paid by the dividend access trustee in one currency and a dividend is declared by the Company in another currency, the amounts so paid by the dividend access trustee will, for the purposes of the comparison required by the two immediately preceding sentences, be converted into the currency in which the Company has declared the dividend at such rate as the Board shall consider appropriate. For the purposes of the provisions referred to in this paragraph, the amount that the dividend access trustee has paid to any holder of B shares in respect of any particular dividend paid by a subsidiary of the Company (a “specified dividend”) will be deemed to include: (i) any amount that the dividend access trustee may be compelled by law to withhold; (ii) a pro rata share of any tax that the subsidiary paying the specified dividend is obliged to withhold or to deduct from the same; and (iii) a pro rata share of any tax that is payable by the dividend access trustee in respect of the specified dividend.

DIVIDEND ACCESS MECHANISM FOR B SHARES

General

A and B shares are identical, except for the dividend access mechanism, which will only apply to B shares. Dividends paid on A shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

It is the expectation and the intention, although there can be no certainty, that holders of B shares will receive dividends through the dividend access mechanism. Any dividends paid on the dividend access share will have a UK source for UK and Dutch tax purposes. There will be no Dutch withholding tax on such dividends and certain holders (not including US holders of B shares or B American Depositary Shares (ADSs)) will be entitled to a UK tax credit in respect of their proportional shares of such dividends. For further details regarding the tax treatment of dividends paid on the A and B shares and ADSs, refer to “Taxation” on pages 195-196.

Description of dividend access mechanism

A dividend access share has been issued by The Shell Transport and Trading Company Limited (Shell Transport) and, with effect from completion of the Company’s acquisition of BG (the Acquisition), a dividend access share has been issued by BG to Computershare Trustees (Jersey) Limited as Trustee. Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access shares on trust for the holders of B shares and will arrange for prompt disbursement of such dividends to holders of B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and BG and any dividends which are unclaimed after 12 years will revert to Shell Transport and BG (as applicable). Holders of B shares will not have any interest in either dividend access share and will not have any rights against Shell Transport and BG as issuers of the dividend access shares. The only assets held on trust for the benefit of the holders of B shares will be dividends paid to the Trustee in respect of the dividend access shares.

The declaration and payment of dividends on the dividend access shares will require board action by Shell Transport and BG (as applicable) and will be subject to any applicable limitations in law or in the Shell Transport or BG (as appropriate) articles of association in effect. In no event will the aggregate amount of the dividend paid by Shell Transport and BG under the dividend access mechanism for a particular period exceed the aggregate of the dividend announced by the Board of the Company on B shares in respect of the same period (after giving effect to currency conversions).

In particular, under their respective articles of association, Shell Transport and BG are each only able to pay a dividend on their respective dividend access shares which represents a proportional amount of the aggregate of any dividend announced by the Company on the B shares in respect of the relevant period, where such proportions are calculated by reference to, in the case of Shell Transport, the number of B shares in existence prior to completion of the Acquisition and, in the case of BG, the number of B shares issued as part of the Acquisition, in each case as against the total number of B shares in issue immediately following completion of the Acquisition.

Operation of the dividend access mechanism

If, in connection with the announcement of a dividend by the Company on B shares, the Board of Shell Transport and/or the Board of BG elects to declare and pay a dividend on their respective dividend access shares to the Trustee, the holders of B shares will be beneficially entitled to receive their share of those dividends pursuant to the declaration of trust (and arrangements will be made to ensure that the dividend is paid in the same currency in which they would have received a dividend from the Company).

If any amount is paid by Shell Transport or BG by way of a dividend on the dividend access shares and paid by the Trustee to any holder of B shares, the dividend which the Company would otherwise pay on B shares will be reduced by an amount equal to the amount paid to such holders of B shares by the Trustee.

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

If for any reason no dividend is paid on the dividend access shares, holders of B shares will only receive dividends from the Company directly. Any payment by the Company will be subject to Dutch withholding tax (unless an exemption is obtained under Dutch law or under the provisions of an applicable tax treaty).

The dividend access mechanism has been approved by the Dutch Revenue Service pursuant to an agreement (“vaststellingsovereenkomst”) with the Company and N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) dated October 26, 2004, as supplemented and amended by an agreement between the same parties dated April 25, 2005, and a final settlement agreement in connection with the Company’s acquisition of BG dated November 9, 2015. The agreements state, among other things, that dividend distributions on the dividend access shares by Shell Transport and/or BG will not be subject to Dutch withholding tax provided that the dividend access mechanism is structured and operated substantially as set out above.

	GOVERNANCE	79
SHELL ANNUAL REPORT AND FORM 20-F 2015	CORPORATE GOVERNANCE

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

The dividend access mechanism may be suspended or terminated at any time by the Company’s Directors or the Directors of Shell Transport or BG, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

The daily operations of the Trust are administered on behalf of Shell by the Trustee. Material financial information of the Trust is included in the “Consolidated Financial Statements” and is therefore subject to the same disclosure controls and procedures as Shell.

PRE-EMPTION RIGHTS

Subject to the Act and the Listing Rules, any equity securities allotted by the Company for cash must first be offered to shareholders in proportion to their holdings. The Act and the Listing Rules allow for the disapplication of pre-emption rights which may be waived by a special resolution of the shareholders, either generally or specifically.

VOTING

Currently, only the A and B shares have voting rights.

CHANGING THE RIGHTS ATTACHED TO THE SHARES

The Act provides that the Articles can be amended by a special resolution.

The Articles provide that, if the legislation allows this, the rights attached to any class of shares can be changed if this is approved either in writing by shareholders holding at least three-quarters of the issued shares of that class by amount (excluding any shares of that class held as treasury shares) or by a special resolution passed at a separate meeting of the relevant shareholders. At each such separate meeting, all of the provisions of the Articles relating to proceedings at a general meeting apply, except that: (i) a quorum will be present if at least one shareholder who is entitled to vote is present in person or by proxy who owns at least one-third in amount of the issued shares of the relevant class; (ii) any shareholder who is present in person or by proxy and entitled to vote can demand a poll; and (iii) at an adjourned meeting, one person entitled to vote and who holds shares of the class, or his proxy, will be a quorum. These provisions are not more restrictive than required by law in England.

If new shares are created or issued which rank equally with any other existing shares, the rights of the existing shares will not be regarded as changed or abrogated unless the terms of the existing shares expressly say otherwise.

REDEMPTION PROVISIONS

The Company’s shares are not subject to any redemption provisions.

RIGHTS ATTACHING TO THE STERLING DEFERRED SHARES

The sterling deferred shares are (unlike the A and B shares) not ordinary shares and, therefore, they have different rights and restrictions.

The sterling deferred shares have the following rights and restrictions: (i) on a distribution of assets of the Company among its shareholders on a winding-up, the holders of the sterling deferred shares will be entitled (such entitlement ranking in priority to the rights of holders of ordinary shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each sterling deferred share; (ii) save as provided in (i), the holders of the sterling deferred shares will not be entitled to any participation in the profits or assets of Shell; (iii) the holders of sterling deferred shares will not be entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of the Company; (iv) the written consent of the holders of three-quarters in nominal value of the issued sterling deferred shares or the sanction of a special resolution passed at a separate general meeting of the holders of the sterling deferred shares is required if the special rights and privileges attaching to the sterling deferred shares are to be abrogated, or adversely varied or otherwise directly adversely affected in any way (the creation, allotment or issue of shares or securities which rank in priority to or equally with the sterling deferred shares (or of any right to call for the allotment or issue of such shares or securities) is for these purposes deemed not to be an abrogation or variation or to have an effect on the rights and privileges attaching to sterling deferred shares); (v) all provisions of the Articles relating to general meetings of the Company will apply, with necessary modifications, to every general meeting of the holders of the sterling deferred shares; (vi) subject to the legislation, the Company will have the right at any time to redeem any such sterling deferred shares (provided that it is credited as fully paid) at a price not exceeding £1 for all the sterling deferred shares redeemed at any one time (to be paid on such date as the Board shall select as the date of redemption to such one of the holders (if more than one) as may be selected by lot) without the requirement to give notice to the holder(s) of the sterling deferred shares; (vii) if any holder of a sterling deferred share to be redeemed fails or refuses to surrender the share certificate(s) or indemnity for such sterling deferred share or if the holder selected by lot to receive the redemption monies fails or refuses to accept the redemption monies payable in respect of it, such sterling deferred share will, notwithstanding the foregoing, be redeemed and cancelled by the Company and, in the event of a failure or refusal to accept the redemption monies, the Company will retain such money and hold it on trust for the selected holder without interest, and, in each case, the Company will have no further obligation whatsoever to the holder of such sterling deferred share; and (viii) no sterling deferred share will be redeemed otherwise than out of distributable profits or the proceeds of a fresh issue of shares made for the purposes of the redemption or out of capital to the extent permitted by the legislation.

CALLS ON SHARES

The Board can call on shareholders to pay any money which has not yet been paid to the Company for their shares. This includes the nominal value of the shares and any premium which may be payable on those shares. The Board can also make calls on people who are entitled to shares by law.

WINDING-UP OF SHELL

If the Company is voluntarily wound up, the liquidator can distribute to shareholders any assets remaining after the liquidator’s fees and expenses have been paid and all sums due to prior ranking creditors (as defined under the laws of England) have been paid.

SINKING FUND PROVISIONS

The shares are not subject to any sinking fund provision under the Articles or as a matter of the laws of England.

DISCRIMINATING PROVISIONS

There are no provisions in the Articles discriminating against a shareholder because of his ownership of a particular number of shares.

LIMITATIONS ON RIGHTS TO OWN SHARES

There are no limitations imposed by the Articles or the legislation on the rights to own shares, including the right of non-residents or foreign persons to hold or vote shares, other than limitations that would generally apply to all shareholders.

80	GOVERNANCE
	CORPORATE GOVERNANCE	SHELL ANNUAL REPORT AND FORM 20-F 2015

CORPORATE GOVERNANCE CONTINUED

TRANSFER OF SHARES

There are no significant restrictions on the transfer of shares.

Except as set out below, any shareholder can transfer some or all of his certificated shares to another person. A transfer of certificated shares must be made in writing and either in the usual standard form or in any other form approved by the Board.

Except as set out below, any shareholder can transfer some or all of his CREST shares to another person. A transfer of CREST shares must be made through CREST and must comply with the uncertificated securities rules.

The Board can refuse to register the transfer of any shares which are not fully paid. Further rights to decline registration are as follows:

Certificated shares

A share transfer form cannot be used to transfer more than one class of share. Each class needs a separate form. Transfers cannot be in favour of more than four joint holders. The share transfer form must be properly stamped to show payment of any applicable stamp duty or certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty and must be delivered to the Company’s registered office, or any other place decided on by the Board. The transfer form must be accompanied by the share certificate relating to the share being transferred, unless the transfer is being made by a person to whom the Company was not required to, and did not send, a certificate. The Board can also ask (acting reasonably) for any other evidence to show that the person wishing to transfer the share is entitled to do so and, if the share transfer form is signed by another person on behalf of the person making the transfer, evidence of the authority of that person to do so.

CREST shares

Registration of a transfer of CREST shares can be refused in the circumstances set out in the uncertificated securities rules. Transfers cannot be in favour of more than four joint holders.

Where a share has not yet been entered on the register, the Board can recognise a renunciation by that person of his right to the share in favour of some other person. Such renunciation will be treated as a transfer and the Board has the same powers of refusing to give effect to such a renunciation as if it were a transfer.

PARTLY PAID SHARES

The Articles provide that, if a shareholder fails to pay the Company any amount due on his partly paid shares, the Board can enforce the Company’s lien by selling all or any of the partly paid shares in any way they decide (subject to certain conditions).

CHANGE OF CONTROL

There are no provisions in the Articles that would delay, defer or prevent a change of control.

CAPITAL CHANGES

The conditions imposed by the Articles for changes in capital are not more stringent than those required by the applicable laws of England

DISPUTES BETWEEN A SHAREHOLDER OR AMERICAN DEPOSITARY SHARE HOLDER AND ROYAL DUTCH SHELL PLC, ANY SUBSIDIARY, DIRECTOR OR PROFESSIONAL SERVICE PROVIDER

The Articles generally require that, except as noted below, all disputes: (i) between a shareholder in such capacity and the Company and/or its Directors, arising out of or in connection with the Articles or otherwise; (ii) so far as permitted by law, between the Company and any of its Directors in their capacities as such or as the Company’s employees, including all claims made by the Company or on behalf of the Company against any or all of its Directors; (iii) between a shareholder in such capacity and the Company’s professional service providers (which could include the Company’s auditors, legal counsel, bankers and ADS depositaries); and/or (iv) between the Company and its professional service providers arising in connection with any claim within the scope of (iii) above, shall be exclusively and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (ICC), as amended from time to time. This would include all disputes arising under UK, Dutch or US law (including securities laws), or under any other law, between parties covered by the arbitration provision. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, may be determined in accordance with these provisions, and the ability of shareholders to obtain monetary or other relief may therefore be limited and their cost of seeking and obtaining recoveries in a dispute may be higher than otherwise would be the case.

The tribunal shall consist of three arbitrators to be appointed in accordance with the ICC rules. The chairman of the tribunal must have at least 20 years’ experience as a lawyer qualified to practise in a common-law jurisdiction which is within the Commonwealth (as constituted on May 12, 2005) and each other arbitrator must have at least 20 years’ experience as a qualified lawyer. The place of arbitration must be The Hague, the Netherlands; and the language of the arbitration must be English.

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

General meetings

Under the applicable laws of England, the Company is required in each year to hold an AGM of shareholders in addition to any other meeting of shareholders that may be held. Each AGM must be held in the period six months from the date following the Company’s accounting reference date. Additionally, shareholders may submit resolutions in accordance with Section 338 of the Act.

Directors have the power to convene a general meeting of shareholders at any time. In addition, Directors are required to call a general meeting once requests to do so have been received by the Company from shareholders representing at least 5% of such paid-up capital of the Company as carries voting rights at general meetings of the Company (excluding any paid-up capital held as treasury shares) pursuant to Section 303 of the Act. A request for a general meeting must state the general nature of the business to be dealt with at the meeting and must be authenticated by the requesting shareholders. If Directors fail to call such a meeting within 21 days from receipt of such requests, and on a date not more than 28 days after the date of the notice convening the meeting, the shareholders that requested

	GOVERNANCE	81
SHELL ANNUAL REPORT AND FORM 20-F 2015	CORPORATE GOVERNANCE

the general meeting, or any of them representing more than half of the total voting rights of all shareholders that requested the meeting, may themselves convene a general meeting which must be called for a date not more than three months after the date upon which the Directors became subject to the requirement to call a general meeting. Any such meeting must be convened in the same manner, as nearly as possible, as that in which meetings are required to be convened by the Directors of the Company.

Under the Act, the Company is required to give at least 21 clear days’ notice of any AGM or, except where the conditions in Section 307A of the Act apply, any other general meeting of the Company. In addition, the Company complies with the Code which currently states that notices of AGMs should be sent to shareholders at least 20 working days before the meeting.

The Articles require that in addition to any requirements under the legislation, the notice for any general meeting must state where the meeting is to be held (the principal meeting place) and the location of any satellite meeting place, which shall be identified as such in the notice as well as details of any arrangements made for those persons not entitled to attend a general meeting to be able to view and hear the proceedings (making it clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates). At the same time that notice is given for any general meeting, an announcement of the date, time and place of that meeting will, if practical, be published in a national newspaper in the Netherlands.

A shareholder is entitled to appoint a proxy (who is not required to be another shareholder) to represent and vote on behalf of the shareholder at any general meeting of shareholders, including the AGM, if a duly completed form of proxy has been received by the Company within the relevant deadlines (in general, where a poll is not demanded, 48 hours (or such shorter time as the Board decides) before the meeting).

Before a general meeting starts to do business, there must be a quorum present. Save as in relation to adjourned meetings, a quorum for all purposes is two people who are entitled to vote. They can be shareholders who are personally present, proxies for shareholders, or a combination of both. If a quorum is not present, a chairman of the meeting can still be chosen and this will not be treated as part of the business of the meeting.

If a quorum is not present within five minutes of the time fixed for a general meeting to start or within any longer period not exceeding one hour which the chairman of the meeting can decide, or if a quorum ceases to be present during a general meeting: (i) if the meeting was called by shareholders, it will be cancelled; (ii) any other meeting will be adjourned to a day (being not less than 10 days later, excluding the day on which it is adjourned and the day for which it is reconvened) with the time and place decided upon by the chairman of the meeting; and (iii) one shareholder present in person or by proxy and entitled to vote will constitute a quorum at any such adjourned general meeting and any notice of such an adjourned meeting will say this.

Notice of cancellation of a proxy’s right to vote must be received at the Company’s registered office (or other place specified by the Company for receipt) not later than the last time at which a proxy form should have been received to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll taken.

Deemed delivery of documents

Under the Articles, if any notice, document or other information is given, sent or supplied by the Company by inland post, it is treated as being received the day after it was posted if first class post (or a service similar to first class post) was used or 72 hours after it was posted if first class post (or a service similar to first class post) was not used. If a notice or document is sent by the Company by airmail, it is treated as being received 72 hours after it was posted. Any notice, document or other information left at a shareholder’s registered address or a postal address notified to the Company in accordance with the Articles by a shareholder or a person entitled to a share by law is treated as being received on the day on which it was left.

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

As noted in the Articles, Section 793 of the Act governs the Company’s right to investigate who has an interest in its shares. Under that section, a public company may give notice to any person it knows or has reasonable cause to believe is, or was at any time in the preceding three years, interested in its shares in order to obtain certain information about that interest.

The Articles provide that when a person receives a statutory notice, he has 14 days to comply with it. If he does not do so or if he makes a statement in response to the notice which is false or inadequate in some important way, the Company can decide to restrict the rights relating to the identified shares and send out a further notice to the shareholder, known as a restriction notice, which will take effect when delivered. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any right in relation to shareholders’ meetings. Where the identified shares make up 0.25% or more (in amount or in number) of the existing shares of a class at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) the Board can withhold any dividend or part of a dividend (including scrip dividend) or other money which would otherwise be payable in respect of the identified shares without any liability to pay interest when such money is finally paid to the shareholder; and (ii) the Board can refuse to register a transfer of any of the identified shares which are certificated shares unless the Board is satisfied that they have been sold outright to an independent third party (as specified in the Articles). Once a restriction notice has been given, the Board is free to cancel it or exclude any shares from it at any time the Board thinks fit. In addition, the Board must cancel the restriction notice within seven days of being satisfied that all of the information requested in the statutory notice has been given. Also, where any of the identified shares are sold and the Board are satisfied that they were sold outright to an independent third party, it must cancel the restriction notice within seven days of receipt of notification of the sale. The Articles do not restrict in any way the provision of the legislation which applies to failures to comply with notices under the legislation.

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

82	GOVERNANCE
	CORPORATE GOVERNANCE	SHELL ANNUAL REPORT AND FORM 20-F 2015

CORPORATE GOVERNANCE CONTINUED

or understanding, whether formal or informal, to acquire or control an interest in relevant securities, they will normally be deemed to be a single person for the purpose of the relevant provisions of the Takeover Code.

Rule 13d-1 of the US Securities Exchange Act of 1934 requires that a person or group that acquires beneficial ownership of more than 5% of equity securities registered under the US Securities Exchange Act, and that is not eligible to file a short-form report, disclose such information to the SEC within 10 days after the acquisition.

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

Signed on behalf of the Board /s/ Michiel Brandjes
Michiel Brandjes
Company Secretary

March 9, 2016

	GOVERNANCE	83
SHELL ANNUAL REPORT AND FORM 20-F 2015	AUDIT COMMITTEE REPORT

AUDIT COMMITTEE REPORT

Dear Shareholders,

I am pleased to present our annual Audit Committee Report, having assumed chairmanship of the Audit Committee (AC) when Guy Elliott stepped down in January 2016. I would like to take this opportunity to thank Guy for his outstanding chairmanship since 2011. I am pleased that he has agreed to remain a member of the AC, allowing us to continue to benefit from his extensive knowledge and experience.

I trust that this report will provide you with insights into our work and the issues we considered during 2015. As the AC, we assist the Board in fulfilling its oversight responsibilities in areas such as the integrity of financial reporting, the effectiveness of the risk management and internal control system and related governance and compliance matters. We are also responsible for making a recommendation to the Board on the appointment or reappointment of the external auditor. In 2015, we held six AC meetings where we were briefed on and discussed a variety of topics including cyber-risk and tax transparency reporting. We also paid specific attention to oil price developments as well as the related impairment charges, and charges related to Alaska exploration activities and the cessation of the Carmon Creek project. We received several briefings on the status of the recommended cash and share offer for BG Group plc (BG) and in 2016 we will be monitoring the integration of BG into our accounting and reporting processes as well as within the Shell Control Framework.

The tender for the appointment of the external auditor continued to be high on our agenda in 2015. In this respect, we held three additional sessions in relation to the outcome of the tender process and the recommended appointment of Ernst & Young LLP (EY) for the financial year 2016, with our discussions addressing auditor independence and the process for a smooth auditor transition in particular. You will find more details in this report.

The report further explains those issues we considered to be significant in relation to Shell’s 2015 Consolidated Financial Statements, and how we addressed them. We have advised the Board that the 2015 Annual Report including the financial statements, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess Shell’s position and performance, business model and strategy. We also explain how we arrived at this conclusion.

In accordance with new best practice from the UK Corporate Governance Code (the Code) effective from 2015, we further reviewed Shell’s prospects over the three-year period selected by the Board and supported the “viability statement” made in the Directors’ Report on page 67. We also reviewed and supported the disclosure of how the principal risks facing Shell are being managed or mitigated.

Finally, we conducted our annual performance evaluation and concluded that the AC was effective and able to fulfil its role in accordance with its terms of reference, which can be found at www.shell.com/investor.

Euleen Goh

Chairman of the Audit Committee

March 9, 2016

COMPOSITION OF THE AUDIT COMMITTEE

The current members of the AC are Euleen Goh (Chairman of the AC), Guy Elliott, Gerard Kleisterlee and Linda G. Stuntz, all of whom are financially literate, independent, Non-executive Directors. Guy Elliott stepped down as Chairman of the AC with effect from January 1, 2016, with Euleen Goh succeeding him as of this date. For the purposes of the Code and in respect of the year ended December 31, 2015, Guy Elliott qualifies as a person with “recent and relevant financial experience” and for the purposes of US securities laws is an “audit committee financial expert”. The AC met six times during the year; the AC members’ attendances are shown on page 71. In addition, the AC held three sessions in relation to the audit tender process and auditor transition.

RESPONSIBILITIES

The key responsibilities of the AC are to assist the Board in fulfilling its oversight responsibilities in relation to: financial reporting; the effectiveness of the system of risk management and internal control; compliance with applicable external legal and regulatory requirements; monitoring the qualifications, expertise, resources and independence of both the internal and external auditors; and assessing the internal and external auditors’ performance and effectiveness each year. The AC keeps the Board informed of the AC’s activities and recommendations. Where the AC is not satisfied with, or wherever it considers that action or improvement is required concerning any aspect of financial reporting, risk management and internal control, compliance or audit-related activities, it promptly reports these concerns to the Board.

ACTIVITIES

The AC covers a variety of topics in its meetings. These include both standing items that the AC considers as a matter of course, typically in relation to the quarterly results announcements, control issues, accounting policies and judgements and reporting matters, and a range of specific topics relevant to Shell’s overall control framework. The AC invites the Chief Executive Officer, the Chief Financial Officer, the Legal Director, the Chief Internal Auditor, the Executive Vice President Controller, the Vice President Accounting and Reporting and the external auditor to attend each meeting. Other members of management attend when requested. At every meeting, the AC holds private sessions separately with the external auditor and the Chief Internal Auditor without members of management being present.

During 2015, the AC received comprehensive reports from management and the internal and external auditors. In particular, it discussed with the Chief Financial Officer, the Executive Vice President Controller, the Vice President Accounting and Reporting and the external auditor issues that arose on accounting policies, practices and reporting, and reviewed aggregated whistle-blowing reports, internal audit reports and analyses of financial reporting matters. The AC further assessed the robustness of information and risk management and security measures, and discussed the annual report of the Chief Ethics and Compliance Officer. The AC also discussed the Company’s Annual Report and Accounts, half-year report and quarterly unaudited financial statements with management and the external auditor, and it reviewed the Internal Audit Department’s annual audit plan as well as its five-year strategic plan and assessed the performance of the Internal Audit function as effective. The AC also requested reports on such matters that it deemed appropriate, for example: data privacy; cyber security; new and impending regulatory requirements; and financial reporting and accounting issues relating to the recommended cash and share offer for BG.

As requested by the Board, the AC has advised the Board of its view that the Annual Report including the financial statements for the year ended December 31, 2015, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to

84	GOVERNANCE
	AUDIT COMMITTEE REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2015

AUDIT COMMITTEE REPORT CONTINUED

assess Shell’s position and performance, business model and strategy (see the “Directors’ Report” on page 67). To arrive at this conclusion, the AC critically assessed drafts of the Annual Report including the financial statements and discussed with management the process undertaken to ensure that it was fair, balanced and understandable. This process included: requesting confirmation from the owners of each section of the Annual Report that the content of their respective section is fair and balanced; ensuring that consistent materiality thresholds are applied; taking into account comments from the external auditor; and receiving affirmation from the Executive Committee. The AC further reviewed and considered the Directors’ half-year and full-year statements with respect to the going concern basis of accounting. In respect of the “viability statement”, the AC supported an assessment period of three years and endorsed the statement in the “Directors’ Report” on page 67.

SYSTEM OF RISK MANAGEMENT AND INTERNAL CONTROL

In 2015, the AC reviewed and discussed regular reports on risks, controls and assurance, including the annual assessment of the system of risk management and internal control, in order to monitor the effectiveness of the procedures for internal control over financial reporting, compliance and operational matters. This included the Company’s evaluation of the internal control system as required under Section 404 of the Sarbanes-Oxley Act.

SIGNIFICANT ISSUES

The AC assessed the following significant accounting and reporting issues that arose in relation to Shell’s 2015 Consolidated Financial Statements. The AC was satisfied with how each of these issues was resolved. As part of this assessment, the AC received reports, requested and received clarification from management, and sought assurance and received input from the external auditor.

Impairments

Following the revision of Shell’s oil and gas price outlook, relevant assets were identified and tested for impairment in the third and fourth quarters of 2015. The testing, which reflected the lower oil and gas price assumptions, resulted in the recognition of impairment charges in respect of North America shale gas properties and certain other Upstream assets. The AC reviewed this process and agreed with the conclusions. The AC also reviewed other impairments during the year, considered management’s reviews and critically assessed the appropriateness of the impairment charges in the global portfolio. See Notes 2 and 8 to the “Consolidated Financial Statements” on pages 120-125 and 130-131.

Exploration activities in Alaska and the Carmon Creek project

The AC scrutinised the impact on the Consolidated Financial Statements of the decisions by management to cease exploration activities in Alaska, USA, and the construction of the Carmon Creek project in Canada. With respect to Alaska, the impact included exploration well write-offs and related decommissioning and restoration costs, impairment charges related to leases and other assets, and provisions arising from the contractual commitments associated with the exploration drilling. With respect to the Carmon Creek project, the impact included impairment charges for past capitalised expenditure, and provisions for the cancellation of drilling and commercial contracts, staff severance costs and related decommissioning and restoration costs. See Notes 2 and 8 to the “Consolidated Financial Statements” on pages 120-125 and 130-131.

Disposals

The AC examined the accounting for assets subject to a binding sales agreement and consequential disposals, including Upstream assets in Malaysia (licence expiry), Nigeria, the UK and the USA and Downstream assets in China, France, Norway and the UK. Particular attention was given to the accounting for any retained obligations, the assumptions used in determining any resulting charges, and the tax treatment.

Discount rate for non-current provisions

The AC was briefed on management’s decision to reduce the discount rate applied to non-current provisions, mainly in respect of decommissioning and restoration costs, in light of movements in long-term US Treasury bond yields. As a result, non-current provisions and related property, plant and equipment increased. See Notes 2, 8 and 18 to the “Consolidated Financial Statements” on pages 120-125, 130-131 and 141-142.

NAM provisions

Nederlandse Aardolie Maatschappij B.V. (NAM) is a joint venture (Shell interest 50%). The AC discussed and supported management’s approach in respect of NAM’s earth tremor related provisions taking into account the outcome of the “Hazard and Risk Assessment for induced Seismicity in Groningen” study compiled by NAM.

Taxation

The AC reviewed management updates and external auditor assessments on certain tax matters, in particular the recoverability of deferred tax assets.

EXTERNAL AUDITOR

Following evaluation and due consideration over the financial year 2014, the AC recommended to the Board that PricewaterhouseCoopers LLP (PwC) be reappointed as external auditor for the year ended December 31, 2015, at the 2015 Annual General Meeting (AGM). There were no contractual obligations that restricted the AC’s ability to make such a recommendation.

During 2015, the AC considered the outcome of the Financial Reporting Council’s Audit Quality Inspection Annual Report 2014/15 on PwC. The AC evaluated the effectiveness of PwC and the external audit process, taking into account the results of Shell management’s internal survey relating to PwC’s performance over the financial year 2015 as well as management’s review and recommendations and its own experiences with the external auditor. Key criteria of the evaluation included: professionalism in areas including competence, integrity and objectivity; efficiency, covering aspects such as service level and cost efficiency; thought leadership and value added; and compliance with relevant legislative, regulatory and professional requirements. The AC concluded that PwC had performed effectively.

As required under UK and US auditing standards, the AC received a letter from PwC confirming its independence.

PwC presented its views on the Annual Report including the financial statements for the year ended December 31, 2015, to the AC and to the Board.

As the last competitive audit tender was in 2005 when PwC was appointed the Company’s auditor, the Company announced the intention in the 2013 Annual Report to commence a tender process for the appointment of the external auditor for the financial year 2016. Following a market assessment in mid-2014, a request was sent out in November 2014 to suitable, appropriately experienced candidates to participate in the tender and to submit their proposal by March 2, 2015. The tender advisory committee, led by the then Chairman of the AC, oversaw the process and provided advice and reports to the AC to enable it to make a recommendation to the Board. On March 27, the advisory committee concluded that EY was the preferred firm to conduct the Royal Dutch Shell plc audit engagement, judged against the selection criteria including quality of the proposed team, experience with the oil and gas industry, and available resources and organisation. Following the announcement of the recommended cash and

	GOVERNANCE	85
SHELL ANNUAL REPORT AND FORM 20-F 2015	AUDIT COMMITTEE REPORT

share offer for BG in April, a further assessment was performed, as EY was the external auditor of BG and the proposed lead audit partner for the Company was at that time serving as lead audit partner for BG. The AC carefully assessed the outcome of the tender, including related recommendations and assurances on auditor independence and the establishment of a conflict of interest and independence protocol with EY, and endorsed the conclusion of the advisory committee that EY was the preferred firm to conduct the Company’s audit engagement. The AC recommended to the Board that it propose to the 2016 AGM the appointment of EY as the external auditor of the Company for the financial year 2016. The tender was carried out in compliance with The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 effective January 1, 2015, as issued by the Competition & Markets Authority in the UK.

In October, Shell published a disclosure on its website providing a detailed overview of the audit tender process, which can be found on www.shell.com/investor. The transition activities began on October 1, 2015, when EY started shadowing PwC in its audit engagement with the Company. The AC is monitoring the transition process.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Following the tender process described above, PwC are dismissed with effect from the date of their resignation, which is expected on April 11, 2016. PwC will not stand for reappointment at our 2016 AGM. In respect of fiscal years 2014 and 2015:

■	PwC has not issued any report on the financial statements or on the effectiveness of internal control over financial reporting of the Company or any of its subsidiaries, or the Royal Dutch Shell Dividend Access Trust, that contained an adverse opinion or a disclaimer of opinion. The relevant PwC auditor’s reports were not qualified or modified as to uncertainty, audit scope or accounting principles.
■	there has not been any disagreement with PwC over any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to PwC’s satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with its auditor’s reports, or any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

Shell has provided PwC with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the US Securities and Exchange Commission stating whether it agrees with such disclosure and, if not, stating the respects in which it does not agree. Copies of PwC’s letters dated March 9, 2016, in which they stated that they agree with such disclosure, are filed as Exhibit 16.1 and 16.2.

During fiscal years 2014 and 2015 and through March 9, 2016, the Company did not consult with EY regarding: (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Company or any of its subsidiaries, or the Royal Dutch Shell Dividend Access Trust; or (ii) any matter that was either the subject of a disagreement or reportable event as discussed in Item 16F(a)(1) of Form 20-F. EY’s proposed appointment will be presented for shareholder vote at the AGM on May 24, 2016.

NON-AUDIT SERVICES

The AC has adopted a policy on the engagement of the external auditor to supply non-audit services. This policy, designed to safeguard auditor objectivity and independence, includes guidelines on permitted and non-permitted services, and on services requiring specific approval by the AC.

Examples of non-permitted services are actuarial services, bookkeeping services, valuation services (unless the services are unrelated to financial reporting), management or recruitment services, legal services and expert services unrelated to the audit, tax advice and broker or dealer, investment adviser or banking services.

For other services, because of their knowledge, experience and/or for reasons of confidentiality, it can be more efficient or prudent to engage the external auditor rather than another party. Under the policy, permitted services must not present a conflict of interest. The AC reviews quarterly reports from management on the extent of the permitted non-audit services provided in accordance with the policy or for which specific approval is being sought. Non-audit services in the following categories can be contracted without further individual prior approval provided the fee value for each contract does not exceed $500,000:

■	tax compliance work that is part of the assurance process for the audit of the Consolidated or Parent Company Financial Statements or the accounts of subsidiaries;
■	regulatory compliance audits; and
■	verification of non-financial data for public disclosure.

Any other non-audit services must be specifically approved by the AC before the external auditor is contracted.

The scope of the permitted non-audit services contracted with the external auditor in 2015 consisted mainly of tax compliance work and the associated compensation amounted to 0.1% of total auditor’s remuneration.

FEES

Note 28 to the “Consolidated Financial Statements” on page 152 provides a specification of the auditor’s remuneration.

86	GOVERNANCE
	DIRECTORS’ REMUNERATION REPORT	SHELL ANNUAL REPORT AND FORM 20-F 2015

DIRECTORS’ REMUNERATION REPORT

Principles

The principles underpinning the Remuneration Committee’s (REMCO) approach to executive remuneration remain unchanged. They serve as the foundation for everything we do, and are listed below.

■	Alignment with Shell’s strategy: the Executive Directors’ compensation package should be strongly linked to the achievement of stretch targets that are seen as indicators of the execution of Shell’s strategy.
■	Pay for performance: the majority of the Executive Directors’ compensation (excluding benefits and pension) should be linked directly to Shell’s performance through variable pay instruments.
■	Competitiveness: remuneration levels should be determined by reference to companies of comparable size, complexity and global scope.
■	Long-term creation of shareholder value: Executive Directors should align their interests with those of shareholders by holding shares in Royal Dutch Shell plc (the Company).
■	Consistency: the remuneration structure for Executive Directors should generally be consistent with the remuneration structure for the Senior Management of Shell. This consistency builds a culture of alignment with Shell’s purpose and a common approach to sharing in Shell’s success.
■	Compliance: decisions should be made in the context of the Shell General Business Principles and REMCO should ensure compliance with applicable laws and corporate governance requirements when designing and implementing policies and plans.
■	Risk assessment: the remuneration structures and rewards should meet risk-assessment tests to ensure that shareholder interests are safeguarded and that inappropriate actions are avoided.

STATEMENT BY THE CHAIRMAN OF THE REMUNERATION COMMITTEE

Dear Shareholders,

As Chairman of the Remuneration Committee, I am pleased to present Shell’s 2015 Directors’ Remuneration Report. It sets out how, for this year, we have implemented the policy that was approved by shareholders at the 2014 Annual General Meeting (AGM), in accordance with the Principles outlined on the left. Our last year’s report, with 96.2% voting in favour, received strong shareholder support, which was confirmed during the year in the many shareholder engagements we had. I hope that also this year we have been able to meet the high standards set.

PERFORMANCE CONTEXT

2015 was a very challenging year for the whole organisation because of the operational pressures in a low oil price environment where cash generation and preservation are of prime importance. Even more so for the Board, the Senior Management and specific parts of the organisation who, in addition to their normal operational tasks, had to deal with all the extra work concerning the BG Group plc (BG) acquisition.

PERFORMANCE

In this environment, the organisation delivered an above target operational performance.

Operational cash flow was above target, driven by higher Downstream earnings, lower working capital and strong operational performance, which partly offset the impact of lower oil and gas prices.

Project delivery was again strong, but has to be seen in the context of the decision to stop work on the Carmon Creek project in Canada.

Production was ahead of target despite the impact of the Groningen curtailment and unplanned downtime in certain assets. Liquefied natural gas (LNG) sales were also above target mainly due to better plant uptime and feed-gas availability. Downstream refinery and chemical plant availability was just above target at 89.3%, despite incidents at Bukom and Rheinland triggering unplanned downtime.

All sustainable development measures were above target, reflecting a sustained focus and commitment to improve performance in these areas.

While total recordable case frequency (TRCF) saw further improvement, remaining below one injury per million working hours, sadly, seven people lost their lives while working for Shell in 2015. These tragic events occurred in Shell-operated ventures in Nigeria and are a reminder of the need to focus on safety at all times.

	GOVERNANCE	87
SHELL ANNUAL REPORT AND FORM 20-F 2015	DIRECTORS’ REMUNERATION REPORT

DECISIONS MADE

Against this background, REMCO made the following decisions regarding the remuneration of the Executive Directors.

The Committee decided to increase the Directors’ base salaries in line with the market as applicable for the broader workforce.

When determining the bonus outcome for the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), REMCO considered the strong operational performance outlined above, but was also very mindful of the tragic loss of life and certain other safety incidents for which senior leaders are accountable. Having further considered the impact of the decision to stop the Carmon Creek project, REMCO determined to use its discretion to reduce the mathematical outcome of the bonus scorecard from 1.55 down to 1.4.

Having considered the very strong leadership and individual performance contribution of both the CEO and the CFO, REMCO determined to award them an individual performance modifier of 1.2.

Although I am satisfied that the building blocks for future success are in place and the acquisition of BG puts us in a strong position, to deliver on our strategy, we have underperformed our competitors over the three-year period 2013-2015 on the KPIs that determine the vesting of our Long-Term Incentive Plan (LTIP), resulting in an outcome of only 16% of the target opportunity.

Overall this resulted in the variable part of remuneration (annual bonus plus LTIP vesting) paying out well below target, in line with our pay for performance policy, which balances operational performance and strategic steps with long-term competitive outcomes and alignment with shareholders.

LOOKING AHEAD

We are reviewing the Remuneration Policy during 2016, prior to putting it to a new binding vote at the 2017 AGM.

Ahead of this review, the Committee consulted two advisers in 2015 to assess the risk profile of the Directors’ remuneration policy and the alignment of our policy with Shell’s long-term strategy, and to provide some insight into market practice and the advisers’ views of shareholders’ expectations.

As part of our regular engagement with shareholders, we held meetings with a number of shareholders in April and December 2015 during which we shared updates on remuneration developments in 2015 and sought initial views on our Policy ahead of the 2016 review. I thank shareholders for their time and input, which provide useful ongoing challenges for the Committee’s reflection (for example, on further simplification of Executive Directors’ pay).

I will continue to engage with shareholders and consider their views in our Policy review.

Following the successful completion of the BG acquisition, we will be focusing on further driving performance of the enlarged business. While we are not amending the Policy for 2016, annual bonus scorecard measures and targets will be updated to reflect this enlargement. As we have done in the past, we will disclose targets in the 2016 remuneration report.

As always, I welcome your feedback and look forward to meeting you at our AGM on May 24, 2016.

Finally, I want to thank Hugh Mitchell for the way in which he has supported REMCO over the past years and wish him all the best.

THIS REPORT

This Directors’ Remuneration Report for 2015 has been prepared in accordance with relevant UK corporate governance and legal requirements, in particular Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). The Board has approved this report.

This report consists of two further sections:

■	the Annual Report on Remuneration, describing 2015 remuneration as well as implementation of the policy in 2016, which will be subject to an advisory vote at the 2016 AGM; and
■	the Directors’ Remuneration Policy which was approved by shareholders at the 2014 AGM and is included for reference.

Gerard Kleisterlee

Chairman of REMCO

March 9, 2016

88	GOVERNANCE
	ANNUAL REPORT ON REMUNERATION	SHELL ANNUAL REPORT AND FORM 20-F 2015

ANNUAL REPORT ON REMUNERATION

The Annual Report on Remuneration sets out:

■	REMCO and its responsibilities and activities;
■	a summary of our policy in place in 2015, and planned implementation in 2016;
■	the statement of implementation of the approved policy in 2015; and
■	Directors’ remuneration for 2015.

The base currency in this Annual Report on Remuneration is the euro, as this is the currency of the base salary and country of employment of the Executive Directors. Where amounts are shown in other currencies, an average exchange rate for the relevant year is used, unless a specific date is stated, in which case the average exchange rate for the specific date is used.

REMUNERATION COMMITTEE

The following Directors were members of REMCO during 2015:

■	Gerard Kleisterlee (Chairman of REMCO);
■	Patricia A. Woertz with effect from May 19, 2015;
■	Gerrit Zalm; and
■	Charles O. Holliday until he stood down on May 19, 2015.

Their biographies are given on pages 62-64; REMCO meeting attendance is given on page 71.

REMCO’s key responsibilities in respect of Executive Directors include:

■	setting the remuneration policy;
■	agreeing performance frameworks, setting targets and reviewing performance;
■	determining actual remuneration and benefits; and
■	determining contractual terms.

In addition, REMCO has the responsibility for the Chairman of the Board’s remuneration and for recommending and monitoring the level and structure of remuneration for Senior Management.

REMCO operates within its terms of reference, which are reviewed regularly and updated whenever necessary. They were last updated on January 28, 2015, and are available at www.shell.com. Alternatively, copies can be obtained from the Company Secretary.

Advice from within Shell on various subjects, including the Executive Directors’ annual bonus scorecard and the remuneration of Senior Management, was provided by:

■	Ben van Beurden, CEO;
■	Hugh Mitchell, Chief Human Resources & Corporate Officer and Secretary to REMCO during 2015, who was succeeded by Ronan Cassidy with effect from January 1, 2016; and
■	Stephanie Boyde, Executive Vice President Remuneration, Benefits & Services.

The Chairman of the Board and the CEO were consulted on remuneration proposals affecting the CFO.

REMCO consulted Deloitte and Towers Watson on a one-off basis to provide independent external perspectives on executive remuneration market practice. Both are founding members and signatories to the Code of Conduct for Remuneration Consultants, and REMCO was satisfied that their advice was objective and independent. The fees were £58,000 for Deloitte and £50,000 for Towers Watson. Deloitte also provided other services to Shell during the year, including tax services, and Towers Watson also provided other services to Shell during the year, including pay benchmarking. Deloitte and Towers Watson did not provide advice on Executive Directors’ remuneration matters other than for REMCO.

During 2015, REMCO met five times and its activities included:

■	approving the 2014 Directors’ Remuneration Report;
■	consulting with major shareholders in April and December;
■	setting annual bonus performance measures and targets;
■	deciding on base salaries for the CEO and the CFO;
■	determining the 2014 annual bonus outcomes;
■	determining vesting of the 2012 LTIP and Deferred Bonus Plan (DBP) awards for the CFO and Performance Share Plan (PSP) award for the CEO;
■	reviewing the alignment between Shell’s strategy and remuneration;
■	tracking external developments and assessing their impact on Shell’s remuneration policy; and
■	reviewing REMCO’s operation.

	GOVERNANCE	89
SHELL ANNUAL REPORT AND FORM 20-F 2015	ANNUAL REPORT ON REMUNERATION

REMUNERATION STRUCTURE
Short term	Medium term	Long term
■ Base salary. ■ Annual bonus based on scorecard of short-term strategic targets and individual achievement.	■ 50% of bonus deferred into shares for three years.	■ Shareholding requirement for tenure in role.
	■ LTIP based on relative performance over three years. Shares to be retained for two years after vesting.	■ Bonus and LTIP subject to malus and clawback provisions.

REMUNERATION POLICY AND PRACTICE AT A GLANCE
Summary of the shareholder-approved policy (effective January 1, 2015). The full policy is set out on pages 98-105.	Policy implementation in 2015	Policy implementation in 2016
Base salary and pensionable salary

■   Reviewed annually after considering a range of factors including market positioning, tenure and experience, planned increases for other employees, Shell’s and individual performance. Maximum: €2,000,000.

	■ CEO base salary and pensionable salary: €1,430,000 (+2.1%).	■ CEO base salary and pensionable salary: €1,460,000 (+2.1%).
	■ CFO base salary: €1,030,000 (+2.0%); pensionable salary: £765,000 (+2.0%).	■ CFO base salary: €1,040,000 (+1.0%); pensionable salary: £780,000 (+2.0%).
Benefits

■   Typically include car allowance, transport between home and office, medical insurance. Mobility policies and tax equalisation related to expatriate employment before Board appointment or to offset double taxation may also apply.

	■ CEO and CFO received standard benefits.	■ CEO and CFO will receive standard benefits.
Annual bonus
■ Target bonus as a % of base salary: CEO 150%; CFO 120%.

■   Scorecard mathematical outcome: 1.55.

After REMCO’s discretion: 1.40.

Individual performance multiplier: 1.2.

■    Bonus paid in respect of 2015: CEO 245% of base salary, CFO 199% of base salary. This represents about 165% of their respective target bonuses.

■ Same bonus opportunities as in 2015. ■ Scorecard measures and targets updated to reflect the execution of the BG integration.
■ Maximum: CEO 250%; CFO 240%.
■ Calculated as base salary x target bonus % x scorecard result (0–2) against short-term strategic targets, adjusted for individual performance with a 0–1.2 multiplier.
■ 50% delivered in cash, 50% deferred into shares and released after three years, together with dividend shares accrued over the deferral period.
■ Subject to malus and clawback provisions.
■ Scorecard measures: operational cash flow (30%); operational excellence (50%); and sustainable development (20%). See further details on page 100.
LTIP

■   Maximum award: 400% of base salary. Between 0% and 200% of the initial award may vest, depending on relative performance over a three-year period.

■    Vesting capped at 50% of the maximum payout if there is no vesting on the total shareholder return (TSR) element.

■    Additional shares are released representing the value of dividends payable on vested shares.

■    Vested shares must be held for a further two years.

■   Award as a % of base salary: CEO 340%; CFO 270%.

■   Vesting of 2013 award: 16% of target (8% of maximum). The performance measures of the 2013 award were the same as those applying to the 2015 award except for production, which was used instead of ROACE.

■ Same award opportunities as in 2015. ■ Same performance measures as in 2015.
■ Subject to malus and clawback provisions.
■ Performance measures: TSR (30%), earnings per share (EPS) (30%), return on average capital employed (ROACE) (20%) and net cash from operating activities (20%).
Pension
■ Retirement benefits maintained in base country pension arrangements.	■ Maximum pensionable salary for future defined benefit accruals of €89,900. Net pay defined contribution pension plan (employer contribution: 24% of salary in excess of €89,900).	■ CEO and CFO: no change.
■ CEO: Dutch defined benefit pension plan.
■ CFO: UK defined benefit pension plans.

Shareholding
■ Requirement as a % of base salary: CEO: 700%; CFO: 400%.	■ Actual holding at year end: CEO: 98% of base salary; CFO: 822% of base salary.	■ No change in shareholding requirements.
■ Expected to be reached through retention of vested shares, within five years of appointment and maintained for the full period of appointment.

90	GOVERNANCE
	ANNUAL REPORT ON REMUNERATION	SHELL ANNUAL REPORT AND FORM 20-F 2015

ANNUAL REPORT ON REMUNERATION CONTINUED

STATEMENT OF 2016 POLICY IMPLEMENTATION

Comparator group

The 2016 benchmarking comparator group is unchanged from 2015 and consists of BP, Chevron, ExxonMobil and Total (“the other oil majors”) as well as a selection of major Europe-based companies. When reviewing Executive Directors’ pay for 2016, data excluding banks and BG was also considered. A review of the comparator group will be conducted in 2016 as part of the broader policy review.

2016 EUROPEAN COMPARATOR GROUP
Allianz	BHP Billiton	Rio Tinto
Anglo American	Deutsche Bank	Roche
AstraZeneca	Diageo	SABMiller
Barclays	GlaxoSmithKline	Siemens
BAT	HSBC	Unilever
Bayer	Novartis	Vodafone
BG Group	Philips

Executive Directors

Salaries

Effective from January 1, 2016, the base salary and pensionable salary were set at €1,460,000 (+2.1%) for Ben van Beurden, CEO. The base salary for Simon Henry, the CFO, was set at €1,040,000 (+1.0%) and his pensionable base salary was increased by 2.0% to £780,000 in line with the broader Shell employee population in the UK.

When determining base salaries, REMCO considered: the market positioning of the Executive Directors’ compensation packages; the planned average increases for 2016 for other employees across three major countries (the Netherlands, the UK and the USA); the impact of the increase on other elements of the package; Shell’s performance and Executive Directors’ individual performance during 2015; and the conservative positioning of the CEO’s base salary on appointment (his 2016 salary remains below that of his predecessor on appointment in 2009).

Annual bonus

The 2016 performance measures will remain aligned with a number of our performance indicators set out on pages 20-21 and continue to comprise operational cash flow, operational excellence and sustainable development measures. Measures and targets will be updated to reflect the execution of the BG integration.

Annual bonus scorecard targets are not disclosed prospectively because to do so in a meaningful manner would require the disclosure of commercially sensitive information. As in previous years, scorecard targets will be disclosed in a future Directors’ Remuneration Report when they are no longer deemed to be commercially sensitive. Disclosure of detailed personal targets is inappropriate as these are deemed commercially sensitive. However, the basis for the determination of the individual multiplier will be disclosed.

50% of the annual bonus awarded will be deferred into shares to be retained for three years.

Long-term incentive awards

LONG-TERM INCENTIVE PLAN

On February 5, 2016, a conditional award of performance shares under the LTIP was made to the Executive Directors. The award had a face value of 340% of the base salary for the CEO and 270% of the base salary for the CFO, resulting in the following shares being awarded conditionally: 236,302 Royal Dutch Shell plc A shares (A shares) to Ben van Beurden, and 141,465 Royal Dutch Shell plc B shares (B shares) to Simon Henry.

As in 2015, for LTIP awards made in 2016, performance is assessed over a three-year period based on relative performance compared with the other oil majors on the following measures and vested shares are subject to a two-year holding period post vesting:

■	TSR, calculated in dollars using a 90-day averaging period around the start and end of the performance period (30%);
■	diluted EPS growth on a current cost of supplies basis (30%);
■	net cash growth from operating activities (20%); and
■	ROACE growth (20%). For this purpose, in order to facilitate the comparison, the calculation of ROACE differs from that described in “Performance indicators” on page 21 as there is no adjustment for after-tax interest expense.

The vesting schedule and holding period are unchanged from 2015.

Adjustment (malus) and recovery (clawback)

Bonus, DBP and LTIP are subject to adjustment (malus) and recovery (clawback) provisions, which may apply in case of direct responsibility or supervisory accountability.

REMCO may adjust an award, for example by lapsing part or all of it, reducing the number of shares by which it would otherwise vest, by imposing additional conditions on it, or imposing a new holding period. Award adjustments may be made as a result of: Shell restating the relevant year(s’) financial statements due to material non-compliance with any financial reporting requirement; an individual’s misconduct or misconduct through the individual’s direction or non-direction, which influenced the metrics and outcomes used in determining the individual’s annual bonus or LTIP outcome; any material breach of health and safety or environment regulations; serious reputational damage to Shell; material failure of risk management; and other exceptional events at the discretion of REMCO.

Adjustment may also apply after employment ends if the individual: (a) breaches any provision of his/her employment contract which applies after cessation of employment or any provision of an agreement entered into on termination of employment; (b) is found to have committed fraud or dishonesty with respect to Shell; (c) wilfully damaged the assets of or engaged in misconduct which, in any material respect, is or was injurious to Shell; (d) wrongfully disclosed or used any proprietary or confidential information which is related to the business, properties or affairs of Shell and the release of which is detrimental, in any material respect, to the competitive position or goodwill of Shell; (e) engaged in any activity which, in any material respect, reasonably constituted a conflict with the interests of Shell; or (f) breached any business principle or a term of any code of conduct applicable to employees or former employees of Shell.

Clawback applies in case of restatement of financial statements due to material non-compliance with any financial reporting requirement or as a result of the individual’s misconduct or misconduct through the individual’s direction or non-direction, which influenced the metrics and outcomes used in determining his/her annual bonus or LTIP outcome.

	GOVERNANCE	91
SHELL ANNUAL REPORT AND FORM 20-F 2015	ANNUAL REPORT ON REMUNERATION

Pension

There are no changes to the pension plans in which the CEO and CFO participate.

Non-executive Directors’ fees

NON-EXECUTIVE DIRECTORS’ FEES 2016
	€	Other fees
Chairman of the Board	850,000	Non-executive Directors receive an additional fee of €5,000 for any Board meeting involving intercontinental travel – except for one meeting a year held in a location other than The Hague
Non-executive Director	130,000
Senior Independent Director	55,000
Audit Committee
Chairman [A]	55,000
Member	25,000
Corporate and Social Responsibility Committee
Chairman [A]	35,000
Member	17,250
Nomination and Succession Committee
Chairman [A]	25,000
Member	12,000
Remuneration Committee
Chairman [A]	35,000
Member	17,250

[A] The chairman of a committee does not receive an additional fee for membership of that committee.

The Chairman’s fee is determined by REMCO and the annual fee for Charles O. Holliday, with effect from May 20, 2015, has been set at €850,000.

A Non-executive Director receives a basic fee, and there are additional fees for the Senior Independent Director, a Board committee chairmanship or a Board committee membership for each committee. Non-executive Directors receive an additional fee of €5,000 for any Board meeting involving intercontinental travel, except for one meeting a year held in a location other than The Hague. Business expenses (including transport between home and office and occasional business-required spouse travel) and associated tax are paid or reimbursed by Shell. The Chairman has use of a Shell-provided accommodation in The Hague.

The Board reviews Non-executive Directors’ fees periodically to ensure that they are aligned with those of other major listed companies. A review was carried out in 2014, which resulted in an increase in the basic fee from €125,000 to €130,000 and an increase in the Audit Committee Chairman fee from €45,000 to €55,000, effective January 1, 2015.

Annual fees for 2016 are indicated in the “Non-executive Directors’ fees 2016” table.

DIRECTORS’ REMUNERATION FOR 2015

Non-executive Directors’ remuneration for 2015

SINGLE TOTAL FIGURE OF REMUNERATION FOR NON-EXECUTIVE DIRECTORS (AUDITED)	€ THOUSAND

	Fees		Taxable benefits		[A]	Total
	2015	2014	2015	2014		2015	2014
Guy Elliott	197	177	–	1		197	178
Euleen Goh [B]	190	60	–	–		190	60
Charles O. Holliday [C]	616	207	121	15		737	222
Gerard Kleisterlee	190	171	–	–		190	171
Jorma Ollila [C]	315	825	82	133		397	958
Sir Nigel Sheinwald	147	142	1	–		148	142
Linda G. Stuntz	190	180	–	–		190	180
Hans Wijers	219	206	–	–		219	206
Patricia A. Woertz [B]	183	93	19	–		202	93
Gerrit Zalm	165	153	–	–		165	153

[A] UK regulations require the inclusion of benefits where these would be taxable in the UK, on the assumption that Directors are tax residents in the UK. On this premise, the taxable benefits include the cost of Non-executive Director’s occasional business-required spouse travel. Shell also pays for travel between home and the head office in The Hague, where Board and committee meetings are typically held, as well as related hotel and subsistence costs. For consistency, these business expenses are not reported as taxable benefits as for most Non-executive Directors this is international travel and hence would not be taxable in the UK.

[B] Euleen Goh was appointed with effect from September 1, 2014. Patricia A. Woertz was appointed with effect from June 1, 2014.

[C] Jorma Ollila stood down on May 19, 2015, and was succeeded as Chairman by Charles O. Holliday. Their taxable benefits include company-provided transport (2015: €58,235 for Jorma Ollila) and the use of an apartment (2015: €93,467 for Charles O. Holliday and €18,065 for Jorma Ollila).

92	GOVERNANCE
	ANNUAL REPORT ON REMUNERATION	SHELL ANNUAL REPORT AND FORM 20-F 2015

ANNUAL REPORT ON REMUNERATION CONTINUED

Executive Directors’ remuneration for 2015

SINGLE TOTAL FIGURE OF REMUNERATION FOR EXECUTIVE DIRECTORS (AUDITED)				€ THOUSAND
	Ben van Beurden			Simon Henry
	2015	2014	2015	2014
Salaries	1,430	1,400	1,030	1,010
Taxable benefits	42	35	24	32
Total fixed remuneration	1,472	1,435	1,054	1,042
Annual bonus [A]	3,500	3,300	2,050	1,900
LTIP and DBP [B]	163	863	427	2,857
Total variable remuneration	3,663	4,163	2,477	4,757
Total direct remuneration	5,135	5,598	3,531	5,799
Pension [C] [D]	441	10,695	428	442
Tax equalisation [D] [E]	–	7,905	408	244
Total remuneration including pension and tax equalisation	5,576	24,198	4,367	6,485
in dollars	6,190	32,158	4,848	8,619
in sterling	4,049	19,510	3,171	5,229

[A] The full value of the bonus, comprising both the non-deferred and deferred value. For 2015, 50% is deferred into the DBP. For 2015, the market price of A and B shares on February 5, 2016 (€20.12 and £15.37 respectively), was used to determine the number of deferred bonus shares, resulting in 86,978 A shares for Ben van Beurden and 51,393 B shares for Simon Henry.

[B] Remuneration for performance periods of more than one year, comprising the value of released LTIP awards and DBP performance matching shares. The amounts reported for 2015 relate to the 2013 awards, which vested on March 1, 2016, at the market price of €21.21 and £16.39 for A and B shares respectively. The value in respect of the LTIP and DBP is calculated as the product of: the gross number of shares of the original award in the case of the LTIP plus accrued dividend shares; the vesting percentage; and the closing market price of A or B shares at the vesting date. The market price of B shares is converted into euros using the exchange rate on the respective date. The original deferred bonus share awards, which are those represented by the deferred bonus and dividend shares accrued on these shares, are not considered as long-term remuneration, as they relate to the short-term annual bonus value.

[C] The accrual for the period (net of inflation) multiplied by 20 in accordance with UK reporting regulations.

[D] As explained in the 2014 report, the pension and tax equalisation figures for Ben van Beurden for 2014 relate to his promotion to CEO and prior assignment to the UK and application of the standard policies.

[E] As Simon Henry spent over 10 years in the Netherlands, tax relief on employee and employer contributions to the Shell Overseas Contributory Pension Fund under the terms of the UK/Netherlands double tax agreement ceased on May 1, 2014. Tax equalisation of the pension contributions for Simon Henry has applied since then.

Notes to the single total figure of remuneration for Executive Directors table (audited)

SALARIES

As disclosed in the 2014 Directors’ Remuneration Report, REMCO set Ben van Beurden’s base salary and pensionable salary for 2015 at €1,430,000 (+2.1%) and Simon Henry’s base salary at €1,030,000 (+2.0%) and pensionable salary at £765,000 (+2.0%), effective from January 1, 2015.

TAXABLE BENEFITS

Executive Directors received car allowances or lease cars, transport between home and office, occasional business-required spouse travel, as well as employer contributions to life and medical insurance plans. Where appropriate, tax equalisation and relocation support policies were applied.

ANNUAL BONUS

The business scorecard contains independent business measures grouped in three sections: operational cash flow, operational excellence and sustainable development. At the beginning of the year, REMCO sets a target range and weighting for each scorecard measure. The actual outcome for each measure results in a score of between zero and two, with a score of one representing “At target”. These scores are multiplied by the respective weighting of each measure and aggregated, resulting in a mathematical scorecard outcome of between zero and two. REMCO may then make an adjustment to the overall scorecard outcome in view of the wider business performance for the year.

An Executive Director’s individual performance is also taken into account in determining his annual bonus through the application of a multiplier between zero and 1.2. Individual performance is assessed against personal targets. Retrospective disclosure of detailed personal targets is inappropriate as these are deemed to be commercially sensitive.

50% of the annual bonus is deferred into shares, which are to be retained for three years.

Determination of the 2015 annual bonus

The mathematical scorecard outcome for 2015 was 1.55. REMCO noted that, while many parts of Shell reported best-ever safety records, there were seven fatalities in 2015 and there were several process safety incidents (such as the fire at Bukom). REMCO also noted the termination of the Carmon Creek project. Consequently, it was determined that the outcome should be reduced to 1.4.

The CEO provided strong leadership both strategically and operationally. He adapted the structure and leadership of the organisation to the envisaged future with a strong focus on deep water and integrated gas, and showed visible hands-on leadership in the whole process of the BG acquisition, accelerating the benefits of the new organisation. He also significantly reduced capital investment with bold decisions such as exiting Alaska and stopping work on the Carmon Creek project in Canada.

REMCO determined an individual performance factor of 1.2 for the CEO and determined a final bonus outcome of €3,500,000.

The CFO showed strong personal leadership in managing down both capital investment and operating expenses, leading to cash flows above plan despite decreasing oil prices. He also personally managed the coordination and implementation of all M&A activities around the acquisition of BG, leading a large team of internal specialists and outside expert support to identify the deal value drivers, and working closely with the Board and its sub-committee to realise the combination accordingly.

REMCO determined an individual performance factor of 1.2 for the CFO and determined a final bonus outcome of €2,050,000.

	GOVERNANCE	93
SHELL ANNUAL REPORT AND FORM 20-F 2015	ANNUAL REPORT ON REMUNERATION

2015 ANNUAL BONUS OUTCOME (AUDITED)
					Bonus as a % of base salary
	Weight (% of scorecard)	Target set	Result achieved	Score (0-2)	Ben van Beurden		Simon Henry
Measures					Target	Achieved	Target	Achieved
Operational cash flow ($ billion) [A]	30%	28.0	30.7	1.45	45%	65%	36%	52%
Operational excellence	50%			1.59	75%	119%	60%	95%
Project delivery: identified projects on time and budget (%)	20%	75%	82%	1.35
Production (kboe/d)	12%	2,814	2,954	2.00
LNG sales (mtpa)	6%	21.9	22.6	2.00
Refinery and chemical plant availability (%)	12%	88.5	89.3	1.39
Sustainable development	20%			1.59	30%	48%	24%	38%
Total recordable case frequency (injuries/million hours)	5%	1.13	0.94	1.63
Operational Tier 1 process safety events (number)	5%	65	51	1.93
Volume of operational spills (thousand tonnes)	4%	1.2	0.8	1.67
Refining Energy Intensity Index (EII™) (indexed to 2002)	4%	96.3	95.4	1.19
Fresh water intensity (cubic metres per tonne of production) oil sands	2%	1.80	1.66	1.31
	100%				150%		120%
Mathematical scorecard outcome				1.55
Scorecard outcome after REMCO adjustment				1.4
Final 2015 bonus [B]			€ ( % of base salary)		€3,500,000 (245%)		€2,050,000 (199%)

[A] Excluding tax on divestments.

[B] Annual bonus = (base salary x target bonus % x scorecard result), adjusted for individual performance by a factor of 1.2.

LONG-TERM INCENTIVE PLAN VESTING

In 2013, Ben van Beurden and Simon Henry were each granted a conditional award of performance shares under the LTIP. This award was a fixed number of shares for Ben van Beurden being a member of the Executive Committee, but not an Executive Director, at the time. For Simon Henry, this award was based on 240% of his base salary, with a maximum vesting of 480%. The terms of these awards are the same as those applying to the 2015 LTIP awards, other than hydrocarbon production growth being a relative performance measure in the 2013 award, replaced by ROACE growth with effect from the 2014 awards.

At the end of the performance period (January 1, 2013 to December 31, 2015), Shell was ranked fifth among its peer group in terms of TSR (30% weight), fourth in terms of diluted EPS growth on a current cost of supplies basis (30% weight), fifth in terms of hydrocarbon production growth (20% weight) and third in terms of growth in net cash from operating activities (20% weight). REMCO also considered the underlying financial performance of Shell and decided to vest 16% of shares under the LTIP, using no discretion, resulting in 7,670 A shares for Ben van Beurden and 17,557 B shares for Simon Henry. At vesting, these shares (including accrued dividend shares) had a value of €162,681 and €368,967 respectively. The vested shares from the LTIP are subject to a further two-year holding period.

DEFERRED BONUS PLAN VESTING

Simon Henry was granted performance matching shares under the DBP. The performance period was January 1, 2013 to December 31, 2015. Given that the performance condition of the DBP is the same as for the 2013 LTIP, REMCO decided to vest 16% of the performance matching shares under the DBP, resulting in 2,785 B shares for Simon Henry. At vesting, these shares (including accrued dividend shares) had a value of €58,528.

PENSION

The CEO’s pension arrangements comprise a defined benefit plan with a maximum pensionable salary of €89,900, and a net pay defined contribution pension plan with an employer contribution of 24% of salary in excess of €89,900, with the option to take cash as an alternative to pension contributions (in either case subject to income tax). The CEO has elected to take his benefit in the form of contributions throughout 2015.

The CFO’s pension is in the form of defined benefit plans. See further details on pension arrangements on page 97.

94	GOVERNANCE
	ANNUAL REPORT ON REMUNERATION	SHELL ANNUAL REPORT AND FORM 20-F 2015

ANNUAL REPORT ON REMUNERATION CONTINUED

SCHEME INTERESTS AWARDED TO EXECUTIVE DIRECTORS IN 2015 (AUDITED)						€
				Potential amount vesting
Scheme interest type	Type of interest awarded	End of performance period	Target award[A]	Minimum performance (% of shares awarded	)[B]	Maximum performance (% of shares of the target award	[A][C])
LTIP	Performance shares	December 31, 2017	Ben van Beurden: 180,575 A shares, equivalent to 3.4 x base salary or €4,862,000. Simon Henry: 99,451 B shares, equivalent to 2.7 x base salary or €2,781,000.	0%		Maximum number of shares vesting is 200% of the number of shares awarded, equivalent to €9,724,000 for Ben van Beurden and €5,562,000 for Simon Henry.

[A] Awards based on a market price at January 30, 2015 (close of the award date), for A and B shares of €26.93 and £21.05 respectively.

[B] Minimum performance relates to the lowest level of achievement, for which no reward is given.

[C] The equivalent values exclude share price movements and accrued dividend shares.

To determine the appropriate award, REMCO considers the award value to be a market competitive reward for medium-term to long-term outperformance of the business relative to the other oil majors on measures considered key indicators of the delivery of the strategy in the medium to long term.

The measures and weightings applying to LTIP awards made in 2015 were: TSR growth (30%); diluted EPS growth on a current cost of supplies basis (30%); net cash growth from operating activities (20%); and ROACE (20%).

The LTIP will vest on the basis of the relative performance rankings as indicated in the table below.

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

REMCO retains discretion to adjust the calculated vesting outcome if it believes that this is distorted by circumstances which are unrelated to performance, for example, reporting changes, ranking clustering, mathematical anomalies or corporate events in the comparator group. REMCO will consider using discretion to ensure that remuneration appropriately reflects Shell’s performance and may adjust the final vesting outcome of the LTIP.

“At target” performance is equivalent to ranking positions which would, in line with the vesting schedule and TSR underpin, lead to a total of 100% vesting of the initial LTIP award. At maximum performance, 200% of the number of LTIP shares awarded will vest.

To deliver the shares under the LTIP, market-purchased shares are used rather than the issuing of new shares.

STATEMENT OF DIRECTORS’ SHAREHOLDING AND SHARE INTERESTS (AUDITED)

REMCO believes that Executive Directors should align their interests with those of shareholders by holding shares in the Company. In a business where it can take many years to reach a final investment decision on a project, and many additional years of development before a facility comes on stream, long-term shareholding properly aligns interests of Executive Directors with those of shareholders.

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

EXECUTIVE DIRECTORS’ SHAREHOLDING (AUDITED)
	shareholding guideline (% of base salary)	Value of shares counting towards guideline (% of base at December 31, 2015)	[A]
Ben van Beurden	700%	98%
Simon Henry	400%	822%

[A] Representing the value of Directors’ share interests and the estimated after-tax value of DBP shares

(not subject to performance conditions).

	GOVERNANCE	95
SHELL ANNUAL REPORT AND FORM 20-F 2015	ANNUAL REPORT ON REMUNERATION

Directors’ scheme interests

The table below shows the aggregate position for Directors’ interests under share schemes at December 31. For Ben van Beurden, these relate to awards made to him prior to being appointed a Director. These are A shares for Ben van Beurden and B shares for Simon Henry. During the period from December 31, 2015, to March 9, 2016, scheme interests have changed as a result of the vesting of the 2013 LTIP and DBP awards on March 1, 2016, and the 2016 LTIP and DBP awards made on February 5, 2016, as described on pages 93 and 94 respectively.

DIRECTORS’ SCHEME INTERESTS (AUDITED)
			Share plan interests[A]
	LTIP subject to performance conditions[B]		DBP not subject to performance conditions[C]		DBP subject to performance conditions[D]		PSP subject to performance conditions[E]		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Ben van Beurden	425,817	216,062	79,839	13,087	7,025	6,544	–	30,289	512,681	265,982
Simon Henry	315,122	288,957	89,291	80,734	26,420	40,367	–	–	430,833	410,058

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

[D] The target number of performance matching shares, which corresponds to the original DBP award. In accordance with the operation of the DBP until 2015, half of the shares from the bonus deferral are matchable with performance matching shares. The actual number of performance matching shares will be determined at vesting on the same basis as the LTIP vesting. DBP no longer attract matching shares with effect from 2015 awards.

[E] Total number of unvested PSP shares at December 31, including dividend shares accrued on the original award.

DIRECTORS’ SHARE INTERESTS [A] (AUDITED)
	January 1, 2015			December 31, 2015
	A shares	B shares		A shares		B shares
Ben van Beurden	12,289	–		28,062		–
Guy Elliott	–	5,677		–		5,777
Euleen Goh	–	–		–		5,000
Simon Henry	9,175	245,644		54,368		306,844
Charles O. Holliday	–	30,000	[B]	–		50,000	[B]
Gerard Kleisterlee	5,000	–		5,254		–
Jorma Ollila	25,000	–		25,000	[C]	–
Sir Nigel Sheinwald	–	1,000		–		1,000
Linda G. Stuntz	–	8,400	[D]	–		12,400	[D]
Hans Wijers	5,251	–		5,251		–
Patricia A. Woertz	–	6,000	[E]	–		6,000	[E]
Gerrit Zalm	2,026	–		2,026		–

[A] Includes vested LTIP awards subject to holding conditions. Excludes unvested interests in shares awarded under the LTIP, DBP and PSP.

[B] Held as 15,000 ADSs (RDS.B ADS) at January 1, 2015, and as 25,000 ADSs (RDS.B ADS) at December 31, 2015. Each RDS.B ADS represents two B shares.

[C] Interests at May 19, 2015, when he stood down as a Director.

[D] Held as 4,200 ADSs (RDS.B ADS) at January 1, 2015 and as 6,200 ADSs (RDS.B ADS) at December 31, 2015. Each RDS.B ADS represents two B shares.

[E] Held as 3,000 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.

Directors’ share interests

The interests (in shares of the Company or calculated equivalents) of the Directors in office during the year, including any interests of their connected persons, are set out in the “Directors’ share interests” table.

There were no changes in Directors’ share interests during the period from December 31, 2015, to March 9, 2016, except in the case of Ben van Beurden whose interests increased by 3,681 A shares and Simon Henry whose interests increased by 26,935 B shares, resulting from the release of the 2013 LTIP and DBP awards, which vested on March 1, 2016, Guy Elliott whose interests increased by 48 B shares, Euleen Goh whose interests increased by 7,895 B shares and Sir Nigel Sheinwald whose interests increased by 124 B shares.

At March 9, 2016, the Directors and Senior Management (pages 62-65) of the Company beneficially owned, individually and in aggregate (including shares under option), less than 1% of the total shares of each class of the Company shares outstanding.

DILUTION

In any 10-year period, no more than 5% of the issued Ordinary share capital of the Company may be issued or issuable under executive (discretionary) share plans adopted by the Company. To date, no shareholder dilution has resulted from these plans, although it is permitted under the rules of the plans subject to these limits.

PAYMENTS TO PAST DIRECTORS (AUDITED)

On March 1, 2016, Peter Voser’s 2013 LTIP and DBP awards vested at 16%. The value at vesting of the LTIP shares was €529,720, and the value at vesting of the performance matching DBP shares was €133,241.

Payments below €5,000 are not reported as they are considered de minimis below this level.

96	GOVERNANCE
	ANNUAL REPORT ON REMUNERATION	SHELL ANNUAL REPORT AND FORM 20-F 2015

ANNUAL REPORT ON REMUNERATION CONTINUED

TSR PERFORMANCE AND CEO PAY

Performance graphs

The graphs below compare the TSR performance of the Company over the past seven financial years with that of the companies comprising the Euronext 100 and the FTSE 100 share indices. The Board regards these indices as appropriate broad market equity indices for comparison, as they are the leading market indices in the Company’s home markets.

CEO pay outcomes

The following table sets out the single total figure of remuneration, and the annual bonus payout and long-term incentive (LTI) vesting rates compared with the respective maximum opportunity, for the CEO for the last seven years.

CEO PAY OUTCOMES
Year	CEO	Single total figure of remuneration (€000)	Annual bonus payout against maximum opportunity	LTI vesting rates against maximum opportunity
2015	Ben van Beurden	5,576	98%	8%
2014	Ben van Beurden	24,198	94%	49%
2013	Peter Voser	8,456	44%	30%
2012	Peter Voser	18,246	83%	88%
2011	Peter Voser	9,941	90%	30%
2010	Peter Voser	10,611	100%	75%
2009	Peter Voser	6,228	50%	0%
2009	Jeroen van der Veer	3,748	66%	0%

Peter Voser stood down on December 31, 2013, and was succeeded by Ben van Beurden. Ben van Beurden’s single figure for 2014 was impacted by the increase in pension accrual calculated under the UK reporting regulations and tax equalisation as a result of his promotion and prior assignment to the UK. Jeroen van der Veer stood down on July 1, 2009, and Peter Voser took over from that date. Only remuneration relating to their position as CEO is included.

CHANGE IN REMUNERATION OF CEO AND EMPLOYEES FROM 2014 TO 2015

The CEO data compares the remuneration of Ben van Beurden for 2015 with 2014. The comparator group consists of local employees in the Netherlands, the UK and the USA. This is considered to be a suitable employee comparator group, because: these are countries with a significant Shell employee base; a large proportion of senior managers come from these countries; and REMCO considers remuneration levels in these countries when setting base salaries for Executive Directors.

Taxable benefits are those that align with the definition of taxable benefits applying in the respective country. In line with the “Single total figure of remuneration for Executive Directors” table, the annual bonus is included in the year in which it was earned.

CHANGE IN REMUNERATION OF CEO AND EMPLOYEES
	CEO	Employees
Salaries	2.1%	3.7%
Taxable benefits	18.5%	5.7%
Annual bonus	6.1%	-17%

	GOVERNANCE	97
SHELL ANNUAL REPORT AND FORM 20-F 2015	ANNUAL REPORT ON REMUNERATION

RELATIVE IMPORTANCE OF SPEND ON PAY

Distributions to shareholders by way of dividends and share buybacks and remuneration paid to or receivable by employees for the last five years are set out below, together with annual percentage changes.

RELATIVE IMPORTANCE OF SPEND ON PAY
	Dividends and share buybacks[A]		Spend on pay (all employees)[B]
Year	$ billion	Annual change	$ billion	Annual change
2015	12.0	-18%	17.1	5%
2014	14.6	-14%	16.4	0%
2013	17.1	35%	16.4	9%
2012	12.7	9%	15.1	3%
2011	11.6	14%	14.6	4%

[A] Dividends paid, which includes the dividends settled in shares via our Scrip Dividend Programme, and repurchases of shares as reported in the “Consolidated Statement of Changes in Equity”.

[B] Employee expense as reported in Note 26 to the “Consolidated Financial Stateements”.

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

TOTAL PENSION ENTITLEMENTS (AUDITED)

During 2015, Ben van Beurden and Simon Henry accrued retirement benefits under defined benefit plans. The pension accrued under these plans at December 31, 2015, is set out below. The exchange rates used for conversion into euros and dollars are at December 31, 2015.

ACCRUED PENSION (AUDITED)			THOUSAND
	Local	€	$
Ben van Beurden	€1,174	€1,174	$1,282
Simon Henry	£472	€641	$700

The age at which Ben van Beurden and Simon Henry can receive any pension benefit without actuarial reduction is 67 and 60 respectively. Any pension benefits on early retirement are reduced using actuarial factors to reflect early payment. No payments were made in 2015 regarding early retirement or in lieu of retirement benefits.

Ben van Beurden

Ben van Beurden is a member of the “Stichting Shell Pensioen Fonds”, the pension plan for Shell employees in the Netherlands who joined before July 2013 that provides benefits in defined benefit form. Ben van Beurden is also a member of the Shell net defined contribution pension plan in the Netherlands with effect from January 1, 2015.

Simon Henry

Simon Henry is a member of the Shell Overseas Contributory Pension Fund (SOCPF) and the Shell Contributory Pension Fund (SCPF), with both these funded pension plans providing benefits in defined benefit form. The SOCPF provides benefits in respect of his periods of employment outside the UK, while the SCPF provides benefits in respect of his periods of employment in the UK. Simon Henry has elected to have his benefits from the SCPF restricted to the UK lifetime allowance with any excess provided from an unfunded arrangement, the Shell Supplementary Pension Plan.

EXTERNAL APPOINTMENTS

The Board considers external appointments to be valuable in broadening Executive Directors’ knowledge and experience. The number of outside directorships is generally limited to one. The Board must explicitly approve such appointments. Executive Directors are allowed to retain any cash or share-based compensation they receive from such external board directorships.

Simon Henry was appointed a Non-executive Director of Lloyds Banking Group plc with effect from June 2014. His fee in 2015 was £105,000.

STATEMENT OF VOTING AT 2015 AGM

The Company’s 2015 AGM was held on May 19, 2015, in the Netherlands. The results of the polls in respect of Directors’ remuneration were as follows:

APPROVAL OF DIRECTORS’ REMUNERATION REPORT
Votes	Number		Percentage
For	3,298,794,355		96.16%
Against	131,759,717		3.84%
Total cast	3,430,554,072	[A]	100.00%
Withheld [B]	44,251,500

[A] Representing 54.15% of issued share capital.

[B] A vote “withheld” is not a vote under English law and is not counted in the calculation of the proportion of the votes “for” and “against” a resolution.

The results of the polls in respect of the Directors’ Remuneration Policy approved at the 2014 AGM were as follows:

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

DIRECTORS’ CONTRACTS AND LETTERS OF APPOINTMENT

Executive Directors have employment contracts for an indefinite period. Non-executive Directors, including the Chairman, do not have an employment contract but letters of appointment. Details of Executive Directors’ employment contracts can be found in the Directors’ Remuneration Policy on page 104. Further details of Non-executive Director terms of appointment can be found in the “Directors’ Report” on page 67 and the “Corporate governance” report on page 70.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

During the year ended December 31, 2015, Shell paid and/or accrued compensation totalling $44 million (2014: $71 million) to Directors and Senior Management for services in all capacities while serving as a Director or member of Senior Management, including $4 million (2014: $4 million) accrued to provide pension, retirement and similar benefits. The total for 2014 includes costs incurred in respect of additional employee levies in the Netherlands and termination and related amounts. The amounts stated are those recognised in Shell’s income on an IFRS basis. Personal loans or guarantees were not provided to Directors or Senior Management. See Note 27 to the “Consolidated Financial Statements”.

98	GOVERNANCE
	DIRECTORS’ REMUNERATION POLICY	SHELL ANNUAL REPORT AND FORM 20-F 2015

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

	GOVERNANCE	99
SHELL ANNUAL REPORT AND FORM 20-F 2015	DIRECTORS’ REMUNERATION POLICY

EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE (CONTINUED)
Element	Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
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

■    Additional shares are released representing the value of dividends payable on the vested shares, as if these had been owned from the award date.

■    Following payment of taxes, vested shares from LTIP awards must be held for a further two years to align with the strategic focus.

■    LTIP shares are subject to malus and clawback.

100	GOVERNANCE
	DIRECTORS’ REMUNERATION POLICY	SHELL ANNUAL REPORT AND FORM 20-F 2015

DIRECTORS’ REMUNERATION POLICY CONTINUED

EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE (CONTINUED)
Element	Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
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

	GOVERNANCE	101
SHELL ANNUAL REPORT AND FORM 20-F 2015	DIRECTORS’ REMUNERATION POLICY

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

102	GOVERNANCE
	DIRECTORS’ REMUNERATION POLICY	SHELL ANNUAL REPORT AND FORM 20-F 2015

DIRECTORS’ REMUNERATION POLICY CONTINUED

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

	GOVERNANCE	103
SHELL ANNUAL REPORT AND FORM 20-F 2015	DIRECTORS’ REMUNERATION POLICY

NON-EXECUTIVE DIRECTORS

NON-EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE

Fee structure	Approach to setting fees	Other remuneration

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

104	GOVERNANCE
	DIRECTORS’ REMUNERATION POLICY	SHELL ANNUAL REPORT AND FORM 20-F 2015

DIRECTORS’ REMUNERATION POLICY CONTINUED

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

	GOVERNANCE	105
SHELL ANNUAL REPORT AND FORM 20-F 2015	DIRECTORS’ REMUNERATION POLICY

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

Signed on behalf of the Board /s/ Michiel Brandjes
Michiel Brandjes
Company Secretary
March 9, 2016

106	FINANCIAL STATEMENTS AND SUPPLEMENTS
	INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC	SHELL ANNUAL REPORT AND FORM 20-F 2015

FINANCIAL STATEMENTS AND SUPPLEMENTS

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Our opinion

In our opinion, the Consolidated Financial Statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively Shell):

■	give a true and fair view of the state of Shell’s affairs as at December 31, 2015, and of its income and cash flows for the year then ended;
■	have been properly prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union; and
■	have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS as issued by the International Accounting Standards Board (IASB)

As explained in Note 1 to the Consolidated Financial Statements, Shell, in addition to complying with its legal obligation to apply IFRS as adopted by the European Union, has also applied IFRS as issued by the IASB.

In our opinion, the Consolidated Financial Statements comply with IFRS as issued by the IASB.

What we have audited

The Consolidated Financial Statements, included within the Annual Report and Form 20-F (the Annual Report), comprise:

■	the Consolidated Statement of Income and Consolidated Statement of Comprehensive Income for the year ended December 31, 2015;
■	the Consolidated Balance Sheet as at December 31, 2015;
■	the Consolidated Statement of Changes in Equity for the year ended December 31, 2015;
■	the Consolidated Statement of Cash Flows for the year ended December 31, 2015; and
■	the Notes to the Consolidated Financial Statements, which include a summary of significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Annual Report rather than in the Consolidated Financial Statements. These are cross-referenced from the Consolidated Financial Statements and are identified as audited.

The financial reporting framework that has been applied in the preparation of the Consolidated Financial Statements is applicable law and IFRS as adopted by the European Union.

OVERVIEW
Materiality

■   We set the overall materiality level at $1,200 million (2014: $1,415 million), which represents 5% of income before taxation, adjusted for certain exceptional non-recurring items, averaged over a three-year period. By way of reference, this represents 0.8% of revenue, 0.6% of total assets, and 5.6% of net cash from operating activities. This overall materiality is allocated to local audit teams, such that significantly lower materiality levels are applied when performing work at the reporting units.

Scoping

■    The scope of our audit is designed to ensure that we perform enough work to be able to give an opinion on the Consolidated Financial Statements as a whole. We perform work both at the consolidated level and the local reporting unit level.

■ The following charts illustrate the relative proportion of work performed locally at the reporting units and at the consolidated level, for revenue and total assets:

■   Our audit considers 100% of revenue and total assets. Procedures performed on local reporting units, which cover 67% of revenue and 71% of total assets, are complemented by work performed at the consolidated level.

■   The consolidated level procedures include: analytical review; tests of financial systems; processes and controls at the Shell business service centres which are pervasive to the Consolidated Financial Statements and testing of specific transactions and balances.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	107
SHELL ANNUAL REPORT AND FORM 20-F 2015	INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

OVERVIEW (CONTINUED)
Areas of focus	■ Recoverability of the carrying amount of Upstream assets
■ BG acquisition cash flow hedge accounting
■ Estimation of decommissioning and restoration provisions
■ Recognition of deferred tax assets and estimation in respect of uncertain tax positions
■ Accounting for disposals
■ Accuracy of the recognition of unrealised trading revenue
Changes from prior years

■    Our overall materiality level is 15% lower than in 2014 and 28% lower than in 2013. The benchmark used for determining our materiality has been revised to reflect the commodity price environment in 2015, as explained further below.

■    In a period of more robust margins for the refining business, we have lowered our assessment of the risk related to the recoverability of the carrying amount of Downstream assets. We have, however, continued to test management’s impairment trigger assessment process.

■ The allocation of the purchase price in respect of the Repsol acquisition related to a 2014 transaction and, therefore, no longer remained an area of focus in 2015.

OUR AUDIT APPROACH

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) (ISAs (UK and Ireland)).

We designed our audit by determining materiality and assessing the risks of material misstatement in the Consolidated Financial Statements. In particular, we looked at where the Directors made subjective judgements that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the Directors that represented a risk of material misstatement due to fraud.

MATERIALITY

We set certain quantitative thresholds for materiality which, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures, and in evaluating the effect of misstatements, both individually and on the Consolidated Financial Statements as a whole.

Based on our judgement, we determined materiality for the Consolidated Financial Statements as a whole as follows:

MATERIALITY
Overall materiality	$1,200 million (2014: $1,415 million; 2013: $1,675 million).
How we determined it for 2015	5% of the three-year average income before taxation, adjusted for certain exceptional non-recurring items.
Rationale for benchmark applied and explanation for change in benchmark used	Each year, we are required to make a judgement with regard to materiality taking into account the levels of activity in the business and the associated financial performance. While the underlying business and level of operating activities across Shell, including production volumes and transactions processed, are broadly consistent with prior years, Shell’s income before taxation has been materially impacted both by the reduction in oil and gas prices and the significant asset impairments and other charges.
Auditing standards specifically acknowledge that an alternative approach to determining materiality may be more appropriate where revenue and income are volatile and not representative of underlying or sustained business performance.
Given the source of volatility in Shell’s results is a combination of the effects of the reduced oil and gas prices and exceptional impairments and other charges in the period, we have considered other approaches to establishing materiality and, as a result, an alternative basis has been used in 2015.
We determined that our materiality should be based on an average of income before taxation for 2013, 2014 and 2015, excluding certain exceptional, non-recurring items. This is consistent with the approach adopted for many large, international groups and moderates the effect of the current lower oil and gas prices. Similarly, in prior years when oil and gas prices were rising, we also limited the impact of the higher prices on our materiality level.
In identifying items to be excluded, we reviewed all identified items reported by Shell in its quarterly earnings releases, considering the magnitude and nature of the items and the impact they have on the underlying business activities. On that basis, we excluded the following items from the 2015 income before taxation amount used in our determination of materiality (there were no equivalent items in 2014 or 2013):
1) Impairment and onerous contract provisions relating to the exit from Alaska: $4.0 billion; and
2) Impairment and provisions relating to the termination of the Carmon Creek project: $2.8 billion.
We consider these to be exceptional and non-recurring in nature. We did not adjust for impairment charges taken for other reasons, in particular the reduction in Shell’s long-term price outlook (discussed further in the areas of focus section), as these are not considered to be highly unusual. We did not identify any positive items that would be considered equivalent in nature and magnitude.
We also note that all exceptional items, including impairments, are subject to specific audit procedures with a materiality level well below overall materiality.

108	FINANCIAL STATEMENTS AND SUPPLEMENTS
	INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC	SHELL ANNUAL REPORT AND FORM 20-F 2015

MATERIALITY (CONTINUED)
Reporting unit materiality	Materiality is either allocated as a proportion of the overall materiality, or determined in the context of local reporting requirements, generally local statutory accounts. In all cases the allocated or locally determined reporting unit materiality is significantly less than the overall materiality and in the range of $30 million to $230 million for operating units.

Consistent with previous periods, we agreed with the Audit Committee that we would report to them misstatements identified during our audit above $75 million (2014: $75 million; 2013: $75 million) as well as misstatements below that amount that, in our view, warranted reporting for qualitative reasons.

DETERMINING THE SCOPE OF OUR AUDIT WORK

The scope of our audit is designed to ensure that we perform enough work to be able to give an opinion on the Consolidated Financial Statements as a whole, taking into account the structure of Shell, the financial reporting systems, processes and controls, and the industry in which it operates.

The Consolidated Financial Statements include Shell’s operating businesses and centralised functions. During the year ended December 31, 2015, these have been reported through three segments: Upstream, Downstream and Corporate.

In establishing the scope of our audit work, we determined the nature and extent of work to be performed both at the reporting units and at the consolidated level. Where the work is performed by the local reporting unit auditors, we perform consolidated level oversight and review procedures to ensure sufficient evidence has been obtained to support our opinion on the Consolidated Financial Statements taken as a whole. All local reporting unit audits are undertaken by PwC network firms.

Our approach to determining the scope of the audit of Shell is a three-step process whereby reporting units are deemed to be within scope for audit testing based on meeting one or more of the following criteria:

1)	Significant contribution, greater than 15%, to income before taxation, revenue or total assets. These reporting units are subject to full scope audits;
2)	The presence of a significant risk, either at the reporting unit as a whole or relating to a specific financial statement line item. This includes financial statement line items impacted by the risks of material misstatement identified in our planning and reported on in our areas of focus below; or
3)	The most significant other reporting units that enable us to satisfy our coverage criteria on each financial statement line item and to add elements of unpredictability in our scope.

Based on this process, we identified 42 reporting units in nine countries that, in our view, required a full scope audit due to their size or risk characteristics. An additional 39 reporting units in a further eight countries were identified for directed audit procedures over specific financial statement line items. Together, these reporting units accounted for 67% of revenue and 71% of total assets.

As a result of its structure and size, Shell also has a large number of small reporting units that are individually immaterial but, in aggregate, make up a material portion of its income before taxation, revenue and total assets. These are covered by the work that we perform at the consolidated level, which includes three main components:

1)	Overall analytical review procedures: A significant proportion of the remaining reporting units not selected for local procedures were subject to analysis of year-on-year movements at the consolidated level, with a focus on higher risk balances and unusual movements. Those not subject to overall analytical review procedures were individually, and in the aggregate, immaterial.
2)	Tests of financial systems, processes and controls: We test pervasive controls applied at the consolidated level. Additionally, Shell has five business service centres, with responsibility for processing transactions and operating the controls over those transactions. Our audit work, in which we test the design and operating effectiveness of systems and controls at these locations is led, on a global basis, by our group audit team. The testing of these pervasive controls, systems and transaction specific controls also covers many locations not included in group audit scope, and provides evidence on the control environment. The results from this testing are reviewed throughout the year and considered in our continuous update of group audit scope.
3)	Testing of specific transactions: In addition, at the consolidated level we performed specific transaction testing, including on impairments, acquisitions and disposals.

The Senior Statutory Auditor and other group audit partners visited 10 locations in 2015: Germany; the Netherlands; Nigeria; United Arab Emirates; and the USA (six times); and each of Shell’s five business service centres (Chennai, Glasgow, Krakow, Kuala Lumpur, and Manila). During these visits members of the group audit team met with local management and reporting unit auditors. Members of the group audit team also performed on-site reviews of audit working papers for certain locations including the USA and hosted a planning workshop in November 2015 for audit partners responsible for key reporting units. The onsite visits and planning workshop were further supplemented by ongoing communications between the Senior Statutory Auditor and reporting unit team members including, but not limited to, specific meetings to review audit plans and interim testing results.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	109
SHELL ANNUAL REPORT AND FORM 20-F 2015	INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

OUR AREAS OF FOCUS

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

OUR AREAS OF FOCUS

Area of focus	How our audit addressed the area of focus

Recoverability of the carrying amount of Upstream assets

During 2015, the spot price of Brent crude oil has remained low, averaging $52/b (2014: $99/b). Similarly the spot price for Henry Hub gas averaged $2.6/mmbtu (2014: $4.3/mmbtu). The carrying amount of property, plant and equipment at December 31, 2015, was $183 billion.

The recoverability of the carrying amount of Upstream assets is dependent upon the future cash flows of the business. Bearing in mind the generally long-lived nature of Shell’s assets, the most critical assumption is management’s view on the long-term oil and gas price outlook, beyond the next three to four years.

During the third quarter of 2015, management concluded that a downward revision was required to Shell’s long-term price outlook for both oil and gas. Additional impairment triggers were also identified as a result of strategic decisions made by management, notably the exit from Alaska and the termination of the Carmon Creek project in Canada.

The exit from Alaska and termination of the Carmon Creek project also triggered the review of all related contracts and arrangements which represent continuing obligations for which there is no longer an associated benefit.

The update to the price outlook in the third quarter and these strategic decisions triggered impairment testing for assets in Australia, Brazil, Brunei, Canada, Ireland, Russia, the UK and the USA. This testing was performed by management for the relevant cash generating units (CGUs) during the third quarter.

During the fourth quarter, management also analysed certain assets for sensitivity to short-term price moments. The impairment testing in both the third and fourth quarters showed the fair value of the respective assets to be lower than the carrying amount, resulting in the impairment charges disclosed in Note 8 to the Consolidated Financial Statements.

We first considered the appropriateness of management’s defined cash-generating units (CGUs) within the Upstream business. We were satisfied that there are no factors requiring management to change their classification since the prior reporting period. We also tested management’s process for identifying CGUs that required impairment testing in line with IFRS and determined that all assets requiring impairment testing were identified.

We assessed management’s macroeconomic assumptions, which include both short-term and long-term views on commodity prices, inflation rates and discount rates. The price assumptions underlying management’s impairment testing models represent a critical judgement in the process. We compared the short-term price assumptions used by management to the market forward curves. We also compared the short and long-term assumptions to views published by brokers, economists, consultancies and respected industry bodies such as the International Energy Agency, which provided a range of relevant third-party data points.

Our analysis of third-party data sources with regard to the long-term price outlook for oil and gas confirmed that management’s revised assumptions at September 30, 2015, were within the range expressed by third-party sources. This position remained unchanged at December 31, 2015.

We performed detailed procedures for the assets where the need for an impairment review was identified by management. For those assets expected to be retained in the portfolio, we checked the reasonableness of key assumptions relating to the ongoing operation of the asset, including price, cost and reserves data. We also confirmed the mathematical accuracy of the value-in-use model prepared by management, and agreed the reserves incorporated into the model to the estimates prepared by reservoir engineers. We assessed the reasonableness of the probability weightings assigned to potential valuation scenarios, along with the associated risk adjustments required under IFRS. Based on our work, we are satisfied with the accuracy and completeness of the impairment provisions recognised.

We evaluated management’s short-term price sensitivity analyses performed in response to the movement in fourth quarter prices. We have completed independent sensitivity analyses on certain additional inputs to assess the variances that may reasonably arise.

110	FINANCIAL STATEMENTS AND SUPPLEMENTS
	INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC	SHELL ANNUAL REPORT AND FORM 20-F 2015

OUR AREAS OF FOCUS (CONTINUED)

Area of focus	How our audit addressed the area of focus
Recoverability of the carrying amount of Upstream assets (continued)

Specifically in relation to the exit from Alaska and termination of the Carmon Creek project, we performed the following procedures:

■   We test management’s controls in relation to the capitalisation and allocation of costs to projects annually. We agreed the total charge recognised to the carrying amount at the date of termination;

■   We assessed the adequacy of management’s process relating to the review of the supply and service contracts associated with the projects. We are satisfied that provisions for termination or fulfilment of these contracts are appropriate; and

■    We tested the current decommissioning and restoration models, including the timing of the expected cash flows, to ensure compliance with legal requirements, along with the updated cost, inflation and discount rate assumptions. We are satisfied that these are appropriate.

BG acquisition cash flow hedge accounting

In the course of 2015, Shell purchased sterling cash and forward contracts to hedge the exchange rate exposure of the cash element of the BG acquisition. Management has chosen to apply cash flow hedge accounting using the sterling cash and forward contracts as the hedging instruments. In order to apply hedge accounting, management are required to demonstrate that the BG acquisition is considered to be a highly probable transaction, that the hedges are highly effective and maintain appropriate hedge documentation. Management judgement is required to make the assessment of highly probable as defined by IFRS.

The impact of this specific hedge accounting programme is disclosed in Note 19 to the Consolidated Financial Statements, specifically the deferral of $537 million of hedging losses in other comprehensive income at December 31, 2015, until the transaction completed in 2016. At that time the hedging losses were included as a component of consideration (Note 29).

Our audit procedures focussed on the assessment of whether the BG acquisition was considered a highly probable transaction at the date the first hedging relationships were designated. This included an analysis of the likelihood of regulatory and shareholder approvals being obtained and management’s ability to take the actions required to fund and complete the transaction. We have also assessed whether the cash and forward contracts designated as hedging relationships met the criteria for hedging instruments and confirmed the appropriateness of management’s hedge documentation.

We are satisfied that all criteria to apply hedge accounting had been met on the date of the initial hedge designation and continued to be met through December 31, 2015.

Management’s assessment of “highly probable” has been confirmed following the deal completion on February 15, 2016.

Estimation of decommissioning and restoration provisions

Provisions associated with decommissioning and restoration are disclosed in Note 18 to the Consolidated Financial Statements; a description of the accounting policy and key judgements and estimates is included in Note 2.

The calculation of decommissioning and restoration provisions requires significant management judgement because of the inherent complexity in estimating future costs. The decommissioning of offshore infrastructure is a relatively immature activity and consequently there is limited historical precedent against which to benchmark estimates of future costs. These factors increase the complexity involved in determining accurate accounting provisions that are material to Shell’s balance sheet.

Management reviews decommissioning and restoration provisions on an annual basis. This review incorporates the effects of any changes in local regulations, management’s expected approach to decommissioning, cost estimates, discount rates, and the effects of changes in exchange rates.

We critically assessed management’s annual review of provisions recorded. In particular, we focused on those assets where changes to the cost estimate directly impact the income statement rather than being recognised as an asset. Testing involved understanding the mandatory or constructive obligations with respect to the decommissioning of each asset based on the contractual arrangements and relevant local regulation to validate the appropriateness of the cost estimate. As part of our testing we considered the competence and objectivity of the experts who produced the cost estimates.

Of particular note, we performed procedures on the decommissioning and restoration provisions for Alaska and Carmon Creek, as described in the recoverability of the carrying amount of Upstream assets section above, along with the Brent provision in the UK given its relative size and field maturity.

Our procedures confirmed that management’s estimate of future decommissioning and restoration costs are appropriate.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	111
SHELL ANNUAL REPORT AND FORM 20-F 2015	INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

OUR AREAS OF FOCUS (CONTINUED)

Area of focus	How our audit addressed the area of focus

Recognition of deferred tax assets and estimation in respect of uncertain tax positions

Where deferred tax assets arise, management judgement is required to assess the recoverability of the balance, in particular by reference to forecast future taxable income. The periods over which the deferred tax assets are expected to be recovered can be extensive.

Management is required to exercise considerable judgement when determining the appropriate amount to provide in respect of uncertain tax positions, which are generally associated with acquisitions, disposals and other activities in countries where the tax regime is uncertain, immature or changing.

In our consideration of deferred tax balances, we have challenged management over the recoverability of their deferred tax asset balances, particularly in light of the depressed oil and gas price environment, and the downward revision of the long-term price outlook, as described in the recoverability of the carrying amount of Upstream assets section of this report. We have found that support for the recognition of these deferred tax assets was consistent with the long-term business plans used by management to manage and monitor the performance of the business.

We performed detailed testing over the tax positions in the significant tax jurisdictions in which Shell has operations, including utilising PwC’s local tax expertise. Procedures included testing the rates applied to calculate provisions and deferred tax balances, and ensuring the correct taxation treatment for the significant impairments that have been recognised in 2015. We have also completed a probability assessment of the potential outcomes where uncertain tax positions exist, based on communications received from the relevant tax authorities and applying our local knowledge and experience.

Accounting for disposals

Shell generated proceeds of $5 billion from disposals during the year; a description of the accounting policy is included in Note 2.

Disposals trigger the review of all associated agreements, including leases, for which there may be potential future obligations or contingent liabilities. Disposals included the sale of the LPG business in France, the partial disposal of an office building in London, Shell’s interest in certain oil mining leases and a pipeline in Nigeria Upstream, and the Norwegian Downstream business.

During the year we tested those disposals which had a substantial balance sheet, income statement or cash flow impact. We assessed in detail the contract for sale of those assets in France, Nigeria and Norway. We have also considered the gains recognised on the sale of these assets, and are satisfied that the disposal has been correctly recorded.

We have compared the sale contract and subsequent lease of the London office building with the accounting treatment used by management, and concurred with management’s view that this represented a sale and lease back transaction and that the lease back to Shell should be accounted for as an operating lease.

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

In addition, we tested the valuation of derivative contracts at December 31, 2015, which require the use of valuation models. Our audit procedures focused on the integrity of these valuation models and the incorporation of the contract terms and the key assumptions, including future price assumptions and discount rates, in the models. Our testing confirmed that models used to value contracts are appropriate for the purposes of the valuations.

GOING CONCERN

As noted in the Directors’ statement, the Directors have concluded that it is appropriate to adopt the going-concern basis in preparing the Consolidated Financial Statements. The going-concern basis presumes that Shell has adequate resources to remain in operation, and that the Directors intend it to do so, for at least one year from the date the Consolidated Financial Statements were signed. As part of our audit, we have concluded that the Directors’ use of the going-concern basis is appropriate.

Under the Listing Rules, we are required to review the Directors’ statement, set out on page 67, in relation to going concern. We have nothing to report having performed our review.

112	FINANCIAL STATEMENTS AND SUPPLEMENTS
	INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC	SHELL ANNUAL REPORT AND FORM 20-F 2015

Under ISAs (UK & Ireland) we are also required to report to you if we have anything material to add or to draw attention to in relation to the Directors’ statement about whether they considered it appropriate to adopt the going concern basis in preparing the financial statements. We have nothing material to add or to draw attention to.

However, because not all future events or conditions can be predicted, these going concern statements are not a guarantee as to Shell’s ability to continue as a going concern.

OTHER REQUIRED REPORTING

Consistency of other information

COMPANIES ACT 2006 OPINION

In our opinion, the information given in the Strategic Report and the Directors’ Report for the financial year for which the Consolidated Financial Statements are prepared is consistent with the Consolidated Financial Statements.

ISAs (UK & IRELAND) REPORTING
Under ISAs (UK & Ireland) we are required to report to you if, in our opinion:
■ information in the Annual Report is:	We have no exceptions to report.
■ materially inconsistent with the information in the audited Consolidated Financial Statements; or
■ apparently materially incorrect based on, or materially inconsistent with, our knowledge of Shell acquired in the course of performing our audit; or
■ otherwise misleading.

■ the statement given by the Directors on page 67, in accordance with provision C.1.1 of the UK Corporate Governance Code (the Code), that they consider the Annual Report including the financial statements taken as a whole, to be fair, balanced and understandable and provides the information necessary for members to assess Shell’s position and performance, business model and strategy, is materially inconsistent with our knowledge of Shell acquired in the course of performing our audit.

We have no exceptions to report.

■ the section of the Annual Report on pages 83-85, as required by provision C.3.8 of the Code, describing the work of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee.

We have no exceptions to report.

The Directors’ assessment of the prospects of Shell and of the principal risks that would threaten the solvency or liquidity of Shell

Under ISAs (UK & Ireland) we are required to report to you if we have anything material to add or to draw attention to in relation to:

■ the Directors’ confirmation in the Annual Report, in accordance with provision C.2.1 of the Code, that they have carried out a robust assessment of the principal risks facing Shell, including those that would threaten its business model, future performance, solvency or liquidity.

We have nothing material to add or to draw attention to.
■ the disclosures in the Annual Report that describe those risks and explain how they are being managed or mitigated.	We have nothing material to add or to draw attention to.

■ the Directors’ explanation in the Annual Report, in accordance with provision C.2.2 of the Code, as to how they have assessed the prospects of Shell, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that Shell will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

We have nothing material to add or to draw attention to.
Under the Listing Rules we are required to review the Directors’ statement that they have carried out a robust assessment of the principal risks facing Shell and the Directors’ statement in relation to the longer-term viability of Shell, set out on page 67. Our review was substantially less in scope than an audit and only consisted of making inquiries and considering the Directors’ process supporting their statements; checking that the statements are in alignment with the relevant provisions of the Code; and considering whether the statements are consistent with the knowledge acquired by us in the course of performing our audit. We have nothing to report having performed our review.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	113
SHELL ANNUAL REPORT AND FORM 20-F 2015	INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

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

Corporate governance statement

Under the Listing Rules we are required to review the part of the corporate governance statement relating to 10 further provisions of the Code. We have nothing to report having performed our review.

RESPONSIBILITIES FOR THE CONSOLIDATED FINANCIAL STATEMENTS AND THE AUDIT

Our responsibilities and those of the Directors

As explained more fully in the Directors’ responsibilities in respect of the preparation of the annual report and accounts set out on page 66, the Directors are responsible for the preparation of the Consolidated Financial Statements and for being satisfied that they give a true and fair view.

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

What an audit of Consolidated Financial Statements involves

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

OTHER MATTER

We have reported separately on the Parent Company Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2015, and on the information in the Directors’ Remuneration Report that is described as having been audited.

Ross Hunter (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London, United Kingdom

March 9, 2016

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2015 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2015.

114	FINANCIAL STATEMENTS AND SUPPLEMENTS
	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	SHELL ANNUAL REPORT AND FORM 20-F 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND ROYAL DUTCH SHELL PLC SHAREHOLDERS

In our opinion, the accompanying Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements present fairly, in all material respects, the financial position of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively Shell) at December 31, 2015, and December 31, 2014, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting of Shell set out on pages 73-75. Our responsibility is to express opinions on these Consolidated Financial Statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP

London, United Kingdom

March 9, 2016

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2015 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2015.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	115
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

116	Consolidated Statement of Income
116	Consolidated Statement of Comprehensive Income
117	Consolidated Balance Sheet
118	Consolidated Statement of Changes in Equity
119	Consolidated Statement of Cash Flows
120	Notes to the Consolidated Financial Statements
120	Note 1 Basis of preparation
120	Note 2 Key accounting policies, judgements and estimates
126	Note 3 Changes to IFRS not yet adopted
126	Note 4 Segment information
128	Note 5 Interest and other income
129	Note 6 Interest expense
129	Note 7 Intangible assets
130	Note 8 Property, plant and equipment
132	Note 9 Joint ventures and associates
132	Note 10 Investments in securities
133	Note 11 Trade and other receivables
133	Note 12 Inventories
133	Note 13 Cash and cash equivalents
134	Note 14 Debt and lease arrangements
136	Note 15 Trade and other payables
137	Note 16 Taxation
139	Note 17 Retirement benefits
141	Note 18 Decommissioning and other provisions
142	Note 19 Financial instruments and other derivative contracts
147	Note 20 Share capital
147	Note 21 Share-based compensation plans and shares held in trust
148	Note 22 Other reserves
150	Note 23 Dividends
150	Note 24 Earnings per share
151	Note 25 Legal proceedings and other contingencies
151	Note 26 Employees
151	Note 27 Directors and Senior Management
152	Note 28 Auditor’s remuneration
152	Note 29 Acquisition of BG Group plc

116	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

CONSOLIDATED STATEMENT OF INCOME	$ MILLION

	NOTES	2015	2014	2013
Revenue	4	264,960	421,105	451,235
Share of profit of joint ventures and associates	9	3,527	6,116	7,275
Interest and other income	5	3,669	4,123	1,089
Total revenue and other income		272,156	431,344	459,599
Purchases		194,644	327,278	353,199
Production and manufacturing expenses		28,095	30,038	28,386
Selling, distribution and administrative expenses		11,956	13,965	14,675
Research and development		1,093	1,222	1,318
Exploration		5,719	4,224	5,278
Depreciation, depletion and amortisation	4	26,714	24,499	21,509
Interest expense	6	1,888	1,804	1,642
Total expenditure		270,109	403,030	426,007
Income before taxation		2,047	28,314	33,592
Taxation (credit)/charge	16	(153)	13,584	17,066
Income for the period	4	2,200	14,730	16,526
Income/(loss) attributable to non-controlling interest		261	(144)	155
Income attributable to Royal Dutch Shell plc shareholders		1,939	14,874	16,371
Basic earnings per share ($)	24	0.31	2.36	2.60
Diluted earnings per share ($)	24	0.30	2.36	2.60

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	$ MILLION

	NOTES	2015	2014	2013
Income for the period		2,200	14,730	16,526
Other comprehensive income, net of tax	22
Items that may be reclassified to income in later periods:
Currency translation differences		(7,121)	(5,321)	(1,938)
Unrealised losses on securities		(707)	(797)	(166)
Cash flow hedging gains		61	528	178
Share of other comprehensive loss of joint ventures and associates	9	(40)	(156)	(167)
Total		(7,807)	(5,746)	(2,093)
Items that are not reclassified to income in later periods:
Retirement benefits remeasurements		4,951	(6,482)	3,833
Other comprehensive (loss)/income for the period		(2,856)	(12,228)	1,740
Comprehensive (loss)/income for the period		(656)	2,502	18,266
Comprehensive income/(loss) attributable to non-controlling interest		155	(190)	23
Comprehensive (loss)/income attributable to Royal Dutch Shell plc shareholders		(811)	2,692	18,243

	FINANCIAL STATEMENTS AND SUPPLEMENTS	117
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	$ MILLION

	NOTES	Dec 31, 2015	Dec 31, 2014
Assets
Non-current assets
Intangible assets	7	6,283	7,076
Property, plant and equipment	8	182,838	192,472
Joint ventures and associates	9	30,150	31,558
Investments in securities	10	3,416	4,115
Deferred tax	16	11,033	8,131
Retirement benefits	17	4,362	1,682
Trade and other receivables	11	8,717	8,304
		246,799	253,338
Current assets
Inventories	12	15,822	19,701
Trade and other receivables	11	45,784	58,470
Cash and cash equivalents	13	31,752	21,607
		93,358	99,778
Total assets		340,157	353,116
Liabilities
Non-current liabilities
Debt	14	52,849	38,332
Trade and other payables	15	4,528	3,582
Deferred tax	16	8,976	12,052
Retirement benefits	17	12,587	16,318
Decommissioning and other provisions	18	26,148	23,834
		105,088	94,118
Current liabilities
Debt	14	5,530	7,208
Trade and other payables	15	52,770	64,864
Taxes payable	16	8,233	9,797
Retirement benefits	17	350	377
Decommissioning and other provisions	18	4,065	3,966
		70,948	86,212
Total liabilities		176,036	180,330
Equity
Share capital	20	546	540
Shares held in trust	21	(584)	(1,190)
Other reserves	22	(17,186)	(14,365)
Retained earnings		180,100	186,981
Equity attributable to Royal Dutch Shell plc shareholders		162,876	171,966
Non-controlling interest		1,245	820
Total equity		164,121	172,786
Total liabilities and equity		340,157	353,116

Signed on behalf of the Board /s/ Simon Henry
Simon Henry
Chief Financial Officer
March 9, 2016

118	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	$ MILLION

	Equity attributable to Royal Dutch Shell plc shareholders
	Share capital (see Note 20)	Shares held in trust (see Note 21)	Other reserves (see Note 22)	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2015	540	(1,190)	(14,365)	186,981	171,966	820	172,786
Comprehensive (loss)/income for the period	–	–	(2,750)	1,939	(811)	155	(656)
Dividends paid (see Note 23)	–	–	–	(11,972)	(11,972)	(117)	(12,089)
Scrip dividends (see Note 23)	7	–	(7)	2,602	2,602	–	2,602
Repurchases of shares	(1)	–	1	1	1	–	1
Shares held in trust: net sales and dividends received	–	606	–	70	676	–	676
Capital contributions from, and other changes in, non-controlling interest [A]	–	–	–	501	501	387	888
Share-based compensation	–	–	(65)	(22)	(87)	–	(87)
At December 31, 2015	546	(584)	(17,186)	180,100	162,876	1,245	164,121
At January 1, 2014	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148
Comprehensive income for the period	–	–	(12,182)	14,874	2,692	(190)	2,502
Dividends paid (see Note 23)	–	–	–	(11,843)	(11,843)	(116)	(11,959)
Scrip dividends (see Note 23)	6	–	(6)	2,399	2,399	–	2,399
Repurchases of shares	(8)	–	8	(2,787)	(2,787)	–	(2,787)
Shares held in trust: net sales and dividends received	–	742	–	107	849	–	849
Capital contributions from, and other changes in, non-controlling interest [A]	–	–	–	727	727	25	752
Share-based compensation	–	–	(148)	30	(118)	–	(118)
At December 31, 2014	540	(1,190)	(14,365)	186,981	171,966	820	172,786
At January 1, 2013	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182
Comprehensive income for the period	–	–	1,872	16,371	18,243	23	18,266
Dividends paid (see Note 23)	–	–	–	(11,338)	(11,338)	(252)	(11,590)
Scrip dividends (see Note 23)	12	–	(12)	4,140	4,140	–	4,140
Repurchases of shares	(12)	–	12	(5,757)	(5,757)	–	(5,757)
Shares held in trust: net sales and dividends received	–	355	–	126	481	–	481
Capital contributions from, and other changes in, non-controlling interest	–	–	–	18	18	(103)	(85)
Share-based compensation	–	–	(157)	(332)	(489)	–	(489)
At December 31, 2013	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148

[A] Mainly relates to public offerings of limited partner units in Shell Midstream Partners, L.P. The difference between the proceeds after tax and the increase in non-controlling interest, measured by reference to the carrying amount of the entity’s net assets at the date of the transaction, was recognised in retained earnings.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	119
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS	$ MILLION

	NOTES	2015	2014	2013
Cash flow from operating activities
Income for the period		2,200	14,730	16,526
Adjustment for:
Current tax		7,058	13,757	18,582
Interest expense (net)		1,529	1,598	1,448
Depreciation, depletion and amortisation		26,714	24,499	21,509
Net gains on sale of non-current assets and businesses		(3,460)	(3,212)	(382)
Decrease in inventories		2,827	7,958	608
Decrease/(increase) in current receivables		9,852	(1,541)	5,648
Decrease in current payables		(7,158)	(12)	(3,268)
Share of profit of joint ventures and associates		(3,527)	(6,116)	(7,275)
Dividends received from joint ventures and associates		4,627	6,902	7,117
Deferred tax, retirement benefits, decommissioning and other provisions		(5,827)	(1,720)	(2,701)
Other		2,648	2,500	2,937
Net cash from operating activities (pre-tax)		37,483	59,343	60,749
Tax paid		(7,673)	(14,299)	(20,309)
Net cash from operating activities		29,810	45,044	40,440
Cash flow from investing activities
Capital expenditure [A]		(26,131)	(31,676)[B]	(39,975)[B]
Investments in joint ventures and associates		(896)	(1,426)	(1,538)
Proceeds from sale of property, plant and equipment and businesses		4,720	9,873	1,212
Proceeds from sale of joint ventures and associates		276	4,163	538
Interest received		288	174	175
Other [A]		(664)	(765)	(558)
Net cash used in investing activities		(22,407)	(19,657)	(40,146)
Cash flow from financing activities
Net (decrease)/increase in debt with maturity period within three months		(586)	(3,332)	3,126
Other debt:
New borrowings		21,500	7,778	9,146
Repayments		(6,023)	(4,089)	(6,877)
Interest paid		(1,742)	(1,480)	(1,307)
Change in non-controlling interest		598	989	(51)
Cash dividends paid to:
Royal Dutch Shell plc shareholders	23	(9,370)	(9,444)	(7,198)
Non-controlling interest		(117)	(116)	(252)
Repurchases of shares		(409)	(3,328)	(5,000)
Shares held in trust: net (purchases)/sales and dividends received		(39)	232	(565)
Net cash from/(used in) financing activities		3,812	(12,790)	(8,978)
Currency translation differences relating to cash and cash equivalents		(1,070)	(686)	(170)
Increase/(decrease) in cash and cash equivalents		10,145	11,911	(8,854)
Cash and cash equivalents at January 1		21,607	9,696	18,550
Cash and cash equivalents at December 31	13	31,752	21,607	9,696
[A] Reflects a minor change to the definition with effect from 2015 which has no overall impact on net cash from investing activities. Comparative information has been reclassified.

[B] Includes consideration paid for the acquisition on January 1, 2014, of Repsol liquefied natural gas (LNG) businesses outside North America (2014: $730 million; 2013: $3,385 million)

120	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The Consolidated Financial Statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively referred to as Shell) have been prepared in accordance with the provisions of the Companies Act 2006 (the Act) and Article 4 of the International Accounting Standards (IAS) Regulation, and therefore in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to Shell, there are no material differences from IFRS as issued by the International Accounting Standards Board (IASB); therefore, the Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

As described in the accounting policies in Note 2, the Consolidated Financial Statements have been prepared under the historical cost convention except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods.

The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 9, 2016.

2 KEY ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

Nature of the Consolidated Financial Statements

The Consolidated Financial Statements are presented in US dollars (dollars) and comprise the financial statements of the Company and its subsidiaries, being those entities over which the Company has control, either directly or indirectly, through exposure or rights to their variable returns and the ability to affect those returns through its power over the entities. Information about subsidiaries at December 31, 2015, is set out in Exhibit 8.

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

Currency translation

Foreign currency transactions are translated using the exchange rate at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at quarter-end exchange rates of monetary assets and liabilities denominated in foreign currencies (including those in respect of inter-company balances unless related to loans of a long-term investment nature) are recognised in income, except when recognised in other comprehensive income in respect of cash flow hedges, and presented within interest and other income or within purchases where not related to financing. Share capital issued in currencies other than the dollar is translated at the exchange rate at the date of issue.

On consolidation, assets and liabilities of non-dollar entities are translated to dollars at year-end rates of exchange, while their statements of income, other comprehensive income and cash flows are translated at quarterly average rates. The resulting translation differences are recognised as currency translation differences within other comprehensive income. Upon disposal of all or part of an interest in, or upon liquidation of, an entity, the appropriate portion of cumulative currency translation differences related to that entity are generally recognised in income.

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

Revenue resulting from hydrocarbon production from properties in which Shell has an interest with partners in joint arrangements is recognised on the basis of Shell’s working interest (entitlement method). Revenue resulting from the production of oil and natural gas under production-sharing contracts (PSCs) is recognised for those amounts relating to Shell’s cost recoveries and Shell’s share of the remaining production. Gains and losses on derivative contracts and the revenue and costs associated with other contracts that are classified as held for trading purposes are reported on a net basis in the Consolidated Statement of Income. Purchases and sales of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstocks for refinery operations are presented net in the Consolidated Statement of Income.

Research and development

Development costs that are expected to generate probable future economic benefits are capitalised as intangible assets. All other research and development expenditure is recognised in income as incurred.

Exploration costs

Hydrocarbon exploration costs are accounted for under the successful efforts method: exploration costs are recognised in income when incurred, except that exploratory drilling costs are included in property, plant and equipment pending determination of proved reserves. Exploration costs capitalised in respect of exploration wells that are more than 12 months old are written off unless: (a) proved reserves are booked; or (b) (i) they have found commercially producible quantities of reserves and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is underway or firmly planned for the near future or other activities are being undertaken to sufficiently progress the assessing of reserves and the economic and operating viability of the project.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	121
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment and intangible assets

RECOGNITION

Property, plant and equipment comprise assets owned by Shell, assets held by Shell under finance leases and assets operated by Shell as contractor in PSCs. They include rights and concessions in respect of properties with proved reserves (proved properties) and with no proved reserves (unproved properties). Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recognised in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see “Provisions”), certain development costs (see “Research and development”) and the effects of associated cash flow hedges (see “Financial instruments and other derivative contracts”) as applicable. The accounting for exploration costs is described separately (see “Exploration costs”). Intangible assets include goodwill, LNG off-take and sales contracts obtained through acquisition, software costs and trademarks. Interest is capitalised, as an increase in property, plant and equipment, on major capital projects during construction.

Property, plant and equipment and intangible assets are subsequently carried at cost less accumulated depreciation, depletion and amortisation (including any impairment). Gains and losses on disposals are determined by comparing the proceeds with the carrying amounts of assets sold and are recognised in income, within interest and other income.

DEPRECIATION, DEPLETION AND AMORTISATION

Property, plant and equipment related to hydrocarbon production activities generally are depreciated on a unit-of-production basis over the proved developed reserves of the field concerned. Assets whose useful lives differ from the lifetime of the field are depreciated applying the straight-line method. Rights and concessions in respect of proved properties are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Where individually insignificant, unproved properties may be grouped and depreciated based on factors such as the average concession term and past experience of recognising proved reserves.

Property, plant and equipment held under finance leases and capitalised LNG off-take and sales contracts are depreciated or amortised over the term of the respective contract. Other property, plant and equipment and intangible assets are depreciated or amortised on a straight-line basis over their estimated useful lives, except for goodwill, which is not amortised. They include major inspection costs, which are depreciated over the estimated period before the next planned major inspection (three to five years), and the following:

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

122	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Note 2 continued]

KEY ACCOUNTING JUDGEMENTS AND ESTIMATES

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

Future price assumptions tend to be stable because management does not consider short-term increases or decreases in prices as being indicative of long-term levels, but they are nonetheless subject to change. Expected production volumes, which comprise proved reserves and unproved volumes, are used for impairment testing because management believes this to be the most appropriate indicator of expected future cash flows. As discussed in “Proved oil and gas reserves” above, reserves estimates are inherently imprecise. Furthermore, projections about unproved volumes are based on information that is necessarily less robust than that available for mature reservoirs. Due to the nature and geographical spread of the business activity in which those assets are used, it is typically not practicable to estimate the likelihood or extent of impairments under different sets of assumptions. The discount rate applied is reviewed annually.

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

Joint arrangements and associates

Arrangements under which Shell has contractually agreed to share control (see “Nature of the Consolidated Financial Statements”) with another party or parties are joint ventures where the parties have rights to the net assets of the arrangement, or joint operations where the parties have rights to the assets and obligations for the liabilities relating to the arrangement. Investments in entities over which Shell has the right to exercise significant influence but neither control nor joint control are classified as associates. Information about incorporated joint arrangements and associates at December 31, 2015, is set out in Exhibit 8.

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

	FINANCIAL STATEMENTS AND SUPPLEMENTS	123
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories are stated at cost or net realisable value, whichever is lower. Cost comprises direct purchase costs (including transportation), and associated costs incurred in bringing inventories to their present condition and location, and is determined using the first-in, first-out (FIFO) method for oil and chemicals and by the weighted average cost method for materials.

Taxation

The charge for current tax is calculated based on the income reported by the Company and its subsidiaries, as adjusted for items that are non-taxable or disallowed and using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is determined, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Balance Sheet and on unused tax losses and credits carried forward.

Deferred tax assets and liabilities are calculated using the enacted or substantively enacted rates that are expected to apply when the asset or liability is recovered. They are not recognised where they arise on the initial recognition of goodwill or of an asset or liability in a transaction (other than in a business combination) that, at the time of the transaction, affects neither accounting nor taxable profit, or in respect of taxable temporary differences associated with subsidiaries, joint ventures and associates where the reversal of the respective temporary difference can be controlled by Shell and it is probable that it will not reverse in the foreseeable future.

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

KEY ACCOUNTING JUDGEMENTS AND ESTIMATES

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

The amounts recognised in income in respect of defined benefit plans mainly comprise service cost and net interest. Service cost comprises principally the increase in the present value of the obligation for benefits resulting from employee service during the period (current service cost) and also amounts relating to past service and settlements or amendments of plans. Plan amendments are changes to benefits and are generally recognised when all legal and regulatory approvals have been received and the effects have been communicated to members. Net interest is calculated using the net defined benefit liability or asset matched against the discount rate yield curve at the beginning of each year for each plan. Remeasurements of the net defined benefit liability or asset resulting from actuarial gains and losses and the return on plan assets excluding the amount recognised in income are recognised in other comprehensive income.

For defined contribution plans, pension expense represents the amount of employer contributions payable for the period.

KEY ACCOUNTING JUDGEMENTS AND ESTIMATES

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

124	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Note 2 continued]

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

KEY ACCOUNTING JUDGEMENTS AND ESTIMATES

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

Information about decommissioning and restoration provisions is presented in Note 18

Financial instruments and other derivative contracts

Financial assets and liabilities are presented separately in the Consolidated Balance Sheet except where there is a legally enforceable right of offset and net settlement is regularly applied.

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

FINANCIAL LIABILITIES

Debt and trade payables are recognised initially at fair value based on amounts exchanged, net of transaction costs, and subsequently at amortised cost, except for fixed rate debt subject to fair value hedging which is remeasured for the hedged risk (see next page).

Interest expense on debt is accounted for using the effective interest method and, other than interest capitalised, is recognised in income.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	125
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

DERIVATIVE CONTRACTS

Derivative contracts are used in the management of interest rate risk, foreign exchange risk and commodity price risk, and in the management of foreign currency cash balances. These contracts are recognised at fair value.

Those derivative contracts qualifying and designated as hedges are either: (i) a “fair value” hedge of the change in fair value of a recognised asset or liability or an unrecognised firm commitment; or (ii) a “cash flow” hedge of the change in cash flows to be received or paid relating to a recognised asset or liability or a highly probable forecast transaction.

A change in the fair value of a hedging instrument designated as a fair value hedge is recognised in income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative contract designated as a cash flow hedge is recognised in other comprehensive income until the hedged transaction occurs; any ineffective portion is recognised in income. Where the hedged item is a non-financial asset or liability, the amount in accumulated other comprehensive income is transferred to the initial carrying amount of the asset or liability; for other hedged items, the amount in accumulated other comprehensive income is recognised in income when the hedged transaction affects income.

All relationships between hedging instruments and hedged items are documented, as well as risk management objectives and strategies for undertaking hedge transactions. The effectiveness of hedges is also continually assessed and hedge accounting is discontinued when a hedge ceases to be highly effective.

Gains and losses on derivative contracts not qualifying and designated as hedges, including forward sale and purchase contracts for commodities in trading operations that may be settled by the physical delivery or receipt of the commodity, are recognised in income.

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

Share-based compensation plans

The fair value of share-based compensation expense arising from the Performance Share Plan (PSP) and the Long-Term Incentive Plan (LTIP) – Shell’s main equity-settled plans – is estimated using a Monte Carlo option pricing model and is recognised in income from the date of grant over the vesting period with a corresponding increase directly in equity. The model projects and averages the results for a range of potential outcomes for the vesting conditions, the principal assumptions for which are the share price volatility and dividend yields for Shell and four of its main competitors over the last three years and the last 10 years. Changes in the fair value of share-based compensation for cash-settled plans are recognised in income with a corresponding change in liabilities.

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

Consolidated Statement of Income presentation

Purchases reflect all costs related to the acquisition of inventories and the effects of the changes therein, and include associated costs incurred in conversion into finished or intermediate products. Production and manufacturing expenses are the costs of operating, maintaining and managing production and manufacturing assets. Selling, distribution and administrative expenses include direct and indirect costs of marketing and selling products.

126	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

3 CHANGES TO IFRS NOT YET ADOPTED

The final version of IFRS 9 Financial Instruments was issued in 2014 and sets out the requirements for recognising and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. It replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is required to be adopted by 2018. The impact for Shell is under review and IFRS 9 may facilitate further use of hedge accounting and also could result in different income recognition, or timing of recognition, in respect of certain investments in securities.

IFRS 11 Joint Arrangements was amended in 2014 to clarify the accounting for the acquisition of an interest or an additional interest in a joint operation where the joint operation itself meets the IFRS definition of a business. The principles of business combination accounting, with some exceptions, should be applied to such transactions which take place on or after the implementation date. This differs from Shell’s current practice which is to account for these as asset acquisitions and therefore the amendment may result in further use of fair value measurements and recognition of goodwill. The amendment will be adopted with effect from January 1, 2016, and the impact on Shell will depend on future transactions.

IFRS 15 Revenue from Contracts with Customers was issued in 2014 and replaces IAS 18 Revenue. It is required to be adopted by 2018 and is not expected to have a significant effect on Shell’s accounting or disclosures.

IFRS 16 Leases was issued in January 2016 to replace IAS 17 Leases and is required to be adopted by 2019. Under the new standard all lease contracts, with limited exceptions, are recognised in financial statements by way of right of use assets and corresponding lease liabilities. Compared with the existing accounting for operating leases, it will also impact the classification and timing of expenses and consequently the classification between cash flow from operating activities and cash flow from financing activities. Key aspects being considered in Shell’s review of the new standard are the application of the new definition of a lease, the adoption date and whether to apply any transitional options such as prospective application.

IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures were amended in 2014 with an effective date of January 1, 2016, to clarify the accounting for the contribution of a business to a joint venture or an associate in exchange for an equity interest in that joint venture or associate. A full gain or loss on sale should be recognised for such transactions which take place on or after the implementation date, which differs from Shell’s current practice. In 2015 the effective date of the amendment was postponed to a date yet to be determined. It is not intended to early adopt the amendment.

4 SEGMENT INFORMATION

Shell is engaged in the principal aspects of the oil and gas industry in more than 70 countries and reports its business through three segments. Upstream combines the operating segments Upstream International and Upstream Americas, which are engaged in the exploration for and extraction of crude oil, natural gas and natural gas liquids; the extraction of bitumen from oil sands that is converted into synthetic crude oil; the transportation of oil; the liquefaction and transportation of gas; the conversion of natural gas to liquids to provide fuels and other products; and wind energy. These operating segments have similar economic characteristics because their earnings are significantly dependent on crude oil and natural gas prices and production volumes, and because their projects generally require significant investment, are complex and generate revenues for many years. Downstream is engaged in refining, pipelines and marketing activities for oil products and chemicals and in alternative energy (excluding wind). Corporate represents the key support functions, comprising Shell’s holdings and treasury organisation, including its self-insurance activities as well as its headquarters and central functions. Integrated within the Upstream and Downstream segments are Shell’s trading activities, technical services and technology capability, and functions such as safety and environment, and CO2 management. Sales between segments are based on prices generally equivalent to commercially available prices.

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

	FINANCIAL STATEMENTS AND SUPPLEMENTS	127
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

Information by segment on a current cost of supplies basis is as follows:

2015				$ MILLION
	Upstream	Downstream	Corporate	Total
CCS earnings	(5,663)	10,243	(425)	4,155
Revenue and other income
Revenue
Third party	28,480	236,384	96	264,960
Inter-segment	25,447	1,362	–
Share of profit/(loss) of joint ventures and associates	1,962	2,215	(327)	3,850
Interest and other income	2,356	1,156	157	3,669
Total				272,479
Depreciation, depletion and amortisation charge, of which:	23,001	3,667	46	26,714
Impairment losses	8,746	556	27	9,329
Impairment reversals	–	3	–	3
Interest expense	881	51	956	1,888
Taxation charge/(credit)	10	1,639	(1,156)	493

2014				$ MILLION
	Upstream	Downstream	Corporate	Total
CCS earnings	15,841	3,411	(156)	19,096
Revenue and other income
Revenue
Third party	45,240	375,752	113	421,105
Inter-segment	47,059	2,294	–
Share of profit/(loss) of joint ventures and associates	5,502	1,693	(346)	6,849
Interest and other income	4,029	41	53	4,123
Total				432,077
Depreciation, depletion and amortisation charge, of which:	17,868	6,619	12	24,499
Impairment losses	3,587	3,396	–	6,983
Impairment reversals	100	251	–	351
Interest expense	953	86	765	1,804
Taxation charge/(credit)	15,277	1,085	(1,324)	15,038

2013				$ MILLION
	Upstream	Downstream	Corporate	Total
CCS earnings	12,638	3,869	372	16,879
Revenue and other income
Revenue
Third party	47,357	403,725	153	451,235
Inter-segment	45,512	702	–
Share of profit/(loss) of joint ventures and associates	6,120	1,525	(388)	7,257
Interest and other income	659	273	157	1,089
Total				459,581
Depreciation, depletion and amortisation charge, of which:	16,949	4,421	139	21,509
Impairment losses	4,678	749	–	5,427
Impairment reversals	17	–	–	17
Interest expense	910	83	649	1,642
Taxation charge/(credit)	17,803	1,129	(1,712)	17,220

128	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Note 4 continued]

RECONCILIATION OF CCS EARNINGS TO INCOME FOR THE PERIOD			$ MILLION
	2015	2014	2013
CCS earnings	4,155	19,096	16,879
Current cost of supplies adjustment:
Purchases	(2,278)	(5,087)	(525)
Taxation	646	1,454	154
Share of (loss)/profit of joint ventures and associates	(323)	(733)	18
Income for the period	2,200	14,730	16,526

Information by geographical area is as follows:

2015					$ MILLION
	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	95,223	95,892	50,666	23,179	264,960
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	33,439	104,949	51,269	29,614	219,271

2014							$ MILLION
	Europe	Asia, Oceania, Africa	USA		Other Americas		Total
Third-party revenue, by origin	154,709	149,869	80,133	[A]	36,394	[A]	421,105
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	35,220	105,226	51,124		39,536		231,106

2013							$ MILLION
	Europe	Asia, Oceania, Africa	USA		Other Americas		Total
Third-party revenue, by origin	175,584	157,673	79,581	[A]	38,397	[A]	451,235
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	35,919	101,003	51,626		42,356		230,904

[A] Revised following a reassessment of geographical allocation, resulting in an increase in the USA and a corresponding decrease in Other Americas of $9,320 million in 2014 and $7,029 million in 2013.

5 INTEREST AND OTHER INCOME

			$ MILLION
	2015	2014	2013
Interest income	359	206	194
Dividend income (from investments in securities)	456	888	615
Net gains on sale of non-current assets and businesses	3,460	3,212	382
Foreign exchange losses on financing activities	(649)	(195)	(184)
Other	43	12	82
Total	3,669	4,123	1,089

Net gains on sale of non-current assets and businesses in 2015 arose mainly in respect of interests in Nigeria (Upstream), interests in France and Norway (Downstream) and an office building in the UK (Corporate). In 2014, they arose mainly in respect of Upstream interests in Australia, Nigeria and the USA.

Other net foreign exchange losses of $197 million in 2015 (2014: $122 million losses; 2013: $17 million gains) were included in purchases.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	129
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

6 INTEREST EXPENSE

			$ MILLION
	2015	2014	2013
Interest incurred and similar charges	1,832	1,517	1,330
Less: interest capitalised	(839)	(757)	(762)
Other net (gains)/losses on fair value hedges of debt	(37)	5	82
Accretion expense (see Note 18)	932	1,039	992
Total	1,888	1,804	1,642

The rate applied in determining the amount of interest capitalised in 2015 was 3% (2014: 3%; 2013: 3%).

7 INTANGIBLE ASSETS

2015				$ MILLION
	LNG off-take and sales contracts	Goodwill	Software and other	Total
Cost
At January 1	3,271	2,712	4,562	10,545
Additions	–	–	277	277
Sales, retirements and other movements	–	–	(174)	(174)
Currency translation differences	–	(108)	(192)	(300)
At December 31	3,271	2,604	4,473	10,348
Depreciation, depletion and amortisation, including impairments
At January 1	278	316	2,875	3,469
Charge for the year	278	315	335	928
Sales, retirements and other movements	–	–	(156)	(156)
Currency translation differences	–	(37)	(139)	(176)
At December 31	556	594	2,915	4,065
Carrying amount at December 31	2,715	2,010	1,558	6,283

2014				$ MILLION
	LNG off-take and sales contracts	Goodwill	Software and other	Total
Cost
At January 1	–	2,948	4,585	7,533
Additions	3,271	–	162	3,433
Sales, retirements and other movements	–	(170)	9	(161)
Currency translation differences	–	(66)	(194)	(260)
At December 31	3,271	2,712	4,562	10,545
Depreciation, depletion and amortisation, including impairments
At January 1	–	385	2,754	3,139
Charge for the year	278	–	386	664
Sales, retirements and other movements	–	(59)	(128)	(187)
Currency translation differences	–	(10)	(137)	(147)
At December 31	278	316	2,875	3,469
Carrying amount at December 31	2,993	2,396	1,687	7,076

Additions in 2014 mainly comprise assets acquired as a result of the acquisition of Repsol LNG businesses outside North America.

Goodwill at December 31, 2015 and 2014, principally relates to Pennzoil-Quaker State Company, a lubricants business in the Downstream segment based largely in North America. For impairment testing purposes, cash flow projections for this business reflected long-term growth rates that were assumed to be equal to the average expected inflation rate for the USA (2015: 2%; 2014: 2%) and were adjusted for a variety of risks, in particular volume and margin deterioration. The nominal pre-tax discount rate applied was 6% (2014: 6%).

130	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

8 PROPERTY, PLANT AND EQUIPMENT

2015					$ MILLION
	Exploration and production assets		Manufacturing, supply and distribution	Other	Total
	Exploration and evaluation	Production
Cost
At January 1	29,922	234,725	75,681	23,871	364,199
Additions	3,523	17,425	4,148	1,458	26,554
Sales, retirements and other movements	(4,467)	(442)	(2,975)	(2,357)	(10,241)
Currency translation differences	(1,250)	(12,149)	(3,206)	(1,984)	(18,589)
At December 31	27,728	239,559	73,648	20,988	361,923
Depreciation, depletion and amortisation, including impairments
At January 1	3,810	116,476	39,347	12,094	171,727
Charge for the year	4,968	16,229	3,654	935	25,786
Sales, retirements and other movements	(427)	(3,912)	(2,792)	(1,748)	(8,879)
Currency translation differences	(256)	(6,207)	(2,051)	(1,035)	(9,549)
At December 31	8,095	122,586	38,158	10,246	179,085
Carrying amount at December 31	19,633	116,973	35,490	10,742	182,838

2014					$ MILLION
	Exploration and production assets		Manufacturing, supply and distribution	Other	Total
	Exploration and evaluation	Production
Cost
At January 1	34,102	233,180	76,624	27,209	371,115
Additions	5,457	21,958	5,633	2,042	35,090
Sales, retirements and other movements	(8,907)	(11,821)	(3,544)	(3,274)	(27,546)
Currency translation differences	(730)	(8,592)	(3,032)	(2,106)	(14,460)
At December 31	29,922	234,725	75,681	23,871	364,199
Depreciation, depletion and amortisation, including impairments
At January 1	4,978	121,714	38,421	14,105	179,218
Charge for the year	2,587	13,633	6,234	1,381	23,835
Sales, retirements and other movements	(3,679)	(14,353)	(3,323)	(2,295)	(23,650)
Currency translation differences	(76)	(4,518)	(1,985)	(1,097)	(7,676)
At December 31	3,810	116,476	39,347	12,094	171,727
Carrying amount at December 31	26,112	118,249	36,334	11,777	192,472

The carrying amount at December 31, 2015, includes $45,701 million (2014: $46,193 million) of assets under construction. This amount excludes exploration and evaluation assets. The carrying amount at December 31, 2015, also includes $1,161 million of assets classified as held for sale (2014: $1,412 million).

Exploration and production assets at December 31, 2015, include rights and concessions in respect of proved and unproved properties of $17,204 million (2014: $24,152 million). Exploration and evaluation assets principally comprise rights and concessions in respect of unproved properties and capitalised exploration drilling costs.

Contractual commitments for the acquisition of property, plant and equipment at December 31, 2015, amounted to $3,062 million (2014: $4,565 million).

CARRYING AMOUNT OF PROPERTY, PLANT AND EQUIPMENT HELD UNDER FINANCE LEASES		$ MILLION
	Dec 31, 2015	Dec 31, 2014
Exploration and production assets	2,080	2,686
Manufacturing, supply and distribution	1,856	2,069
Other	324	293
Total	4,260	5,048

	FINANCIAL STATEMENTS AND SUPPLEMENTS	131
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

IMPAIRMENTS			$ MILLION
	2015	2014	2013
Impairment losses [A]
Exploration and production assets	8,387	3,585	4,528
Manufacturing, supply and distribution	458	3,099	305
Other	165	299	532
Total	9,010	6,983	5,365
Impairment reversals [A]
Exploration and production assets	–	100	17
Other	3	244	–
Total	3	344	17

[A] Presented by segment in Note 4, together with impairment losses and reversals in respect of intangible assets.

Following the revisions to Shell’s long-term oil and gas price outlook in 2015, relevant assets were identified for an impairment review resulting in impairment charges in 2015 of $4.4 billion, principally related to Upstream North American shale properties. In the calculation of the value in use, cash flows were adjusted for risks specific to the related assets and the nominal pre-tax discount rate applied was 6%. Further future downward revisions to Shell’s oil and gas price outlook by 10% or more would lead to further impairments which, in aggregate, are likely to be material. Also in Upstream in 2015, Shell ceased Alaska drilling activities for the foreseeable future and the Carmon Creek project in Canada, resulting in impairment charges of $1.8 billion and $2.2 billion respectively.

In response to changes to future capital expenditure plans, an impairment review of tight-gas properties in North America was carried out in 2014, resulting in impairment charges of $2.7 billion in Upstream in respect of a number of US properties. Also in 2014, an impairment review of the refining portfolio was carried out in response to the continuation of weak refining margins across the industry, resulting in impairment charges of $2.8 billion in Downstream. Impairment losses in 2013 arose principally in Upstream in respect of the US tight-gas and liquids-rich shale portfolio.

CAPITALISED EXPLORATION DRILLING COSTS			$ MILLION
	2015	2014	2013
At January 1	8,465	8,377	7,886
Additions pending determination of proved reserves	3,276	4,370	5,978
Amounts charged to expense	(2,771)	(1,881)	(2,742)
Reclassifications to productive wells on determination of proved reserves	(991)	(2,116)	(2,231)
Other movements	(144)	(285)	(514)
At December 31	7,835	8,465	8,377

Exploration drilling costs capitalised for periods greater than one year at December 31, 2015, analysed according to the most recent year of activity, are presented in the table below. They comprise $869 million relating to 15 projects where drilling activities were underway or firmly planned for the future and $3,852 million relating to 38 projects awaiting development concepts.

		Projects		Wells
	Number	$ MILLION	Number	$ MILLION
Between 1 and 5 years	42	4,364	237	3,554
Between 6 and 10 years	10	332	44	1,050
Between 11 and 15 years	1	25	6	117
Total	53	4,721	287	4,721

132	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

9 JOINT VENTURES AND ASSOCIATES

SHELL SHARE OF COMPREHENSIVE INCOME OF JOINT VENTURES AND ASSOCIATES	$ MILLION

	2015				2014			2013
	Joint ventures		Associates	Total	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Income for the period	908	[A]	2,619	3,527	1,813	4,303	6,116	2,541	4,734	7,275
Other comprehensive (loss)/income for the period	(73)		33	(40)	(90)	(66)	(156)	24	(191)	(167)
Comprehensive income for the period	835		2,652	3,487	1,723	4,237	5,960	2,565	4,543	7,108

[A] Includes an impairment loss of $837 million as a result of changes in the outlook in respect of a joint venture in the Oceania region.

CARRYING AMOUNT OF INTERESTS IN JOINT VENTURES AND ASSOCIATES	$ MILLION

	Dec 31, 2015			Dec 31, 2014
	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Net assets	19,065	11,085	30,150	20,387	11,171	31,558

TRANSACTIONS WITH JOINT VENTURES AND ASSOCIATES	$ MILLION

	2015	2014	2013
Sales and charges to joint ventures and associates	36,548	48,379	52,003
Purchases and charges from joint ventures and associates	26,440	36,567	35,941

These transactions principally comprise sales and purchases of goods and services in the ordinary course of business. Related balances outstanding at December 31, 2015 and 2014, are presented in Notes 11 and 15.

OTHER ARRANGEMENTS IN RESPECT OF JOINT VENTURES AND ASSOCIATES		$ MILLION
	Dec 31, 2015	Dec 31, 2014
Commitments to make purchases from joint ventures and associates	86,442	131,165
Commitments to provide debt or equity funding to joint ventures and associates	2,711	3,699
Amounts guaranteed in respect of joint ventures and associates	289	1,636

10 INVESTMENTS IN SECURITIES

Investments in securities at December 31, 2015, comprise equity and debt securities. Equity securities principally comprise a 15% interest in Malaysia LNG Tiga Sendirian Berhad (2014: a 15% interest in each of Malaysia LNG Dua Sendirian Berhad and Malaysia LNG Tiga Sendirian Berhad). Debt securities comprise a portfolio required to be held by Shell’s insurance entities as security for their activities.

Equity and debt securities carried at fair value totalled $3,052 million at December 31, 2015 (2014: $3,776 million), with the remainder carried at cost. Of those held at fair value, $1,427 million (2014: $1,383 million) are measured by reference to prices in active markets for identical assets, and $1,625 million (2014: $2,393 million) are measured by reference to predominantly unobservable inputs. Assets in the latter category, all of which are equity securities, are measured based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value. In the case of the Malaysia LNG investment referred to above, were the oil price assumption used in its valuation to be decreased by $10 per barrel with no change in other measurement inputs, its carrying amount would decrease by $149 million (2014: $212 million).

INVESTMENTS IN SECURITIES MEASURED USING PREDOMINANTLY UNOBSERVABLE INPUTS		$ MILLION
	2015	2014
At January 1	2,393	3,166
Losses recognised in other comprehensive loss	(733)	(776)
Other movements	(35)	3
At December 31	1,625	2,393

	FINANCIAL STATEMENTS AND SUPPLEMENTS	133
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

11 TRADE AND OTHER RECEIVABLES

				$ MILLION
	Dec 31, 2015		Dec 31, 2014
	Current	Non-current	Current	Non-current
Trade receivables	20,607	–	28,393	–
Other receivables	6,694	4,018	8,968	3,738
Amounts due from joint ventures and associates	2,107	2,260	3,173	2,212
Derivative contracts (see Note 19)	13,114	744	14,037	703
Prepayments and deferred charges	3,262	1,695	3,899	1,651
Total	45,784	8,717	58,470	8,304

The fair value of financial assets included above approximates the carrying amount and, other than the fair value of certain derivative contracts, is determined from predominantly unobservable inputs.

Other receivables principally comprise income tax recoverable (see Note 16), other taxes recoverable and balances due from joint arrangement partners.

Provisions for impairments deducted from trade and other receivables amounted to $456 million at December 31, 2015 (2014: $533 million).

OVERDUE TRADE RECEIVABLES	$ MILLION

	Dec 31, 2015	Dec 31, 2014
Overdue 1–30 days	569	753
Overdue 31–180 days	480	415
Overdue more than 180 days	224	476
Total	1,273	1,644

Information about offsetting, collateral and credit risk is presented in Note 19.

12 INVENTORIES

$ MILLION

	Dec 31, 2015	Dec 31, 2014
Oil and chemicals	14,077	17,842
Materials	1,745	1,859
Total	15,822	19,701

Inventories at December 31, 2015, include write-downs to net realisable value of $1,134 million (2014: $1,659 million).

13 CASH AND CASH EQUIVALENTS

$ MILLION

	Dec 31, 2015	[A]	Dec 31, 2014
Cash	3,237		5,095
Short-term bank deposits	7,442		7,707
Money market funds, reverse repos and other cash equivalents	21,073		8,805
Total	31,752		21,607

[A] See Note 19 in respect of cash flow hedges.

Included in cash and cash equivalents at December 31, 2015, are amounts totalling $524 million (2014: $626 million) that are subject to currency controls or other legal restrictions. Information about credit risk is presented in Note 19.

134	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

14 DEBT AND LEASE ARRANGEMENTS

DEBT						$ MILLION
	Dec 31, 2015			Dec 31, 2014
	Debt (excluding finance lease liabilities)	Finance lease liabilities	Total	Debt (excluding finance lease liabilities)	Finance lease liabilities	Total
Short-term debt	899	–	899	1,590	–	1,590
Long-term debt due within 1 year	4,100	531	4,631	5,104	514	5,618
Current debt	4,999	531	5,530	6,694	514	7,208
Non-current debt	47,195	5,654	52,849	32,144	6,188	38,332
Total	52,194	6,185	58,379	38,838	6,702	45,540

NET DEBT				$ MILLION
	Current debt	Non-current debt	Cash and cash equivalents (see Note 13)	Net debt
At January 1, 2015	(7,208)	(38,332)	21,607	(23,933)
Cash flow	5,327	(20,218)	11,215	(3,676)
Other movements	(3,849)	5,436	–	1,587
Currency translation differences	200	265	(1,070)	(605)
At December 31, 2015	(5,530)	(52,849)	31,752	(26,627)
At January 1, 2014	(8,344)	(36,218)	9,696	(34,866)
Cash flow	6,518	(6,875)	12,597	12,240
Other movements	(5,472)	4,634	–	(838)
Currency translation differences	90	127	(686)	(469)
At December 31, 2014	(7,208)	(38,332)	21,607	(23,933)

Shell management’s financial strategy is to manage Shell’s assets and liabilities with the aim that, across the business cycle, “cash in” at least equals “cash out” while maintaining a strong balance sheet.

Gearing, calculated as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of Shell’s capital structure. Across the business cycle management aims to manage gearing within a range of 0-30%. At December 31, 2015, gearing was 14.0% (2014: 12.2%).

GEARING	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

	Dec 31, 2015	Dec 31, 2014
Net debt	26,627	23,933
Total equity	164,121	172,786
Total capital	190,748	196,719
Gearing	14.0%	12.2%

Our priorities for applying our cash are the servicing and reduction of debt commitments, payment of dividends, share buybacks and capital investment. Management’s policy is to grow the dollar dividend through time in line with its view of Shell’s underlying earnings and cash flow.

Shell has access to international debt capital markets via two commercial paper (CP) programmes, a euro medium-term note (EMTN) programme and a US universal shelf (US shelf) registration. Issuances under the CP programmes are supported by a committed credit facility and cash.

BORROWING FACILITIES AND AMOUNTS UNDRAWN	$ MILLION

	Facility		Amount undrawn
	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2014
CP programmes	20,000	20,000	20,000	20,000
EMTN programme	unlimited	25,000	n/a	12,117
US shelf registration	unlimited	unlimited	n/a	n/a
Committed credit facility	7,480	7,480	7,480	7,480
Bridge credit facility	14,932	n/a	14,932	n/a

	FINANCIAL STATEMENTS AND SUPPLEMENTS	135
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

Under the CP programmes, Shell can issue debt of up to $10 billion with maturities not exceeding 270 days and $10 billion with maturities not exceeding 397 days. The EMTN programme is updated each year, most recently in August 2015, when the $25 billion upper limit was removed. $5,285 million was issued under this programme in 2015 (2014: $6,394 million). The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration is updated every three years and was last updated in October 2014. Debt totalling $15,000 million was issued under this registration in 2015 (2014: $nil). The committed credit facility is available on same-day terms, at pre-agreed margins, and expires in 2020. The terms and availability are not conditional on Shell’s financial ratios or its financial credit ratings. The bridge credit facility was entered into in 2015 in advance of the acquisition of BG Group plc (BG) and was cancelled unused on February 10, 2016.

In addition, other subsidiaries have access to short-term bank facilities totalling $4,652 million at December 31, 2015 (2014: $3,760 million).

Interest rate swaps were entered into against certain of the fixed rate debt due to mature after more than one year, affecting the effective interest rate on these balances (see Note 19).

The following tables compare contractual cash flows for debt excluding finance lease liabilities at December 31, with the carrying amount in the Consolidated Balance Sheet. Contractual amounts reflect the effects of changes in foreign exchange rates; differences from carrying amounts reflect the effects of discounting, premiums and, where hedge accounting is applied, fair value adjustments. Interest is estimated assuming interest rates applicable to variable rate debt remain constant and there is no change in aggregate principal amounts of debt other than repayment at scheduled maturity, as reflected in the table.

2015	$ MILLION

	Contractual payments							Difference from carrying amount	Carrying amount
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total
EMTN programme	1,365	1,639	2,731	2,052	–	8,438	16,225	445	16,670
US shelf registration	2,000	3,750	4,500	2,000	5,250	15,750	33,250	(121)	33,129
Bank and other borrowings	1,634	137	475	49	27	73	2,395	–	2,395
Total (excluding interest)	4,999	5,526	7,706	4,101	5,277	24,261	51,870	324	52,194
Interest	1,500	1,394	1,264	1,052	883	11,205	17,298

2014	$ MILLION

	Contractual payments							Difference from carrying amount	Carrying amount
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total
EMTN programme	–	1,519	1,823	3,039	779	5,166	12,326	752	13,078
US shelf registration	4,250	2,000	1,750	2,750	2,000	9,750	22,500	5	22,505
Bank and other borrowings	2,421	262	319	130	49	74	3,255	–	3,255
Total (excluding interest)	6,671	3,781	3,892	5,919	2,828	14,990	38,081	757	38,838
Interest	1,107	1,076	955	833	644	7,050	11,665

Debt is issued under the EMTN programme and US shelf registration by Shell International Finance B.V., a 100%-owned subsidiary of the Company, and is underwritten by guarantees issued by the Company. Bank and other borrowings are raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets.

The fair value of debt excluding finance lease liabilities at December 31, 2015, was $53,480 million (2014: $41,120 million) determined from the prices quoted for those securities.

Lease arrangements are entered into, as lessee, for: in Upstream, principally drilling and ancillary equipment, service vessels, obligations under certain power generation contracts (“tolling agreements”) and LNG vessels; in Downstream, principally tankers, storage capacity and retail sites; and in Corporate, principally land and buildings.

136	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Note 14 continued]

The future minimum lease payments for finance and operating leases and the present value of future minimum finance lease payments at December 31, by payment date are as follows:

2015	$ MILLION

	Finance leases			Operating leases
	Future minimum lease payments	Interest	Present value of future minimum lease payments	Future minimum lease payments
Less than 1 year	1,122	591	531	5,332
Between 1 and 5 years	3,462	1,475	1,987	13,293
5 years and later	5,466	1,799	3,667	7,578
Total	10,050	3,865	6,185	26,203

2014	$ MILLION

	Finance leases			Operating leases
	Future minimum lease payments	Interest	Present value of future minimum lease payments	Future minimum lease payments	[A]
Less than 1 year	1,068	554	514	5,099
Between 1 and 5 years	3,636	1,637	1,999	13,509
5 years and later	6,254	2,065	4,189	9,663
Total	10,958	4,256	6,702	28,271

[A] Revised following reassessment of contracts.

Finance lease liabilities are secured on the leased assets and include obligations under tolling agreements. The present value of the future minimum lease payments under these agreements was $1,576 million at December 31, 2015 (2014: $1,778 million). The agreements mature between 2021 and 2024 and the average interest rate is 8%.

The net present value of future minimum lease payments for operating leases at December 31, 2015, was $23,640 million (2014: $26,044 million, as revised), discounting the payments at 2.6% (2014: 2.0%). This should not be considered as a specific indication of the increase in both assets and liabilities that would result from application of IFRS 16 Leases at the respective date (see Note 3), which will depend on various factors including Shell’s choice of adoption method.

Future minimum lease payments at December 31, 2015, are stated before deduction of expected rental income from non-cancellable sub-leases of $485 million (2014: $551 million) in respect of finance leases and $169 million (2014: $172 million) in respect of operating leases.

Operating lease expense in 2015 was $4,751 million (2014: $4,572 million; 2013: $4,056 million).

15 TRADE AND OTHER PAYABLES

$ MILLION

	Dec 31, 2015		Dec 31, 2014
	Current	Non-current	Current	Non-current
Trade payables	23,795	–	32,131	–
Other payables	4,406	2,062	5,832	2,046
Amounts due to joint ventures and associates	2,503	24	2,702	21
Derivative contracts (see Note 19)	10,757	1,687	11,554	520
Accruals and deferred income	11,309	755	12,645	995
Total	52,770	4,528	64,864	3,582

The fair value of financial liabilities included above approximates the carrying amount and, other than the fair value of certain derivative contracts, is determined from predominantly unobservable inputs.

Other payables include balances due to joint arrangement partners and commitments for share repurchases undertaken on the Company’s behalf under irrevocable, non-discretionary arrangements.

Information about offsetting, collateral and liquidity risk is presented in Note 19.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	137
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

16 TAXATION

TAXATION (CREDIT)/CHARGE	$ MILLION

	2015	2014	2013
Current tax
Charge in respect of current period	6,886	14,044	18,316
Adjustments in respect of prior periods	172	(287)	266
Total	7,058	13,757	18,582
Deferred tax
Relating to the origination and reversal of temporary differences, tax losses and credits	(6,833)	(318)	(1,064)
Relating to changes in tax rates	(526)	19	(108)
Adjustments in respect of prior periods	148	126	(344)
Total	(7,211)	(173)	(1,516)
Total taxation (credit)/charge	(153)	13,584	17,066

The adjustments in respect of prior periods relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared with those used in establishing the current tax position or deferred tax balance in prior periods.

The deferred tax net credit relating to temporary differences, tax losses and credits in 2015 is mainly due to impairment charges, additional provisions, operating losses and disposals.

RECONCILIATION OF APPLICABLE TAX CHARGE AT STATUTORY TAX RATES TO TAXATION (CREDIT)/CHARGE	$ MILLION

	2015	2014	2013
Income before taxation	2,047	28,314	33,592
Less: share of profit of joint ventures and associates	(3,527)	(6,116)	(7,275)
(Loss)/income before taxation and share of profit of joint ventures and associates	(1,480)	22,198	26,317
Applicable tax charge at statutory tax rates	930	11,206	16,463
Adjustments in respect of prior periods	320	(161)	(78)
Tax effects of:
Income not subject to tax at statutory rates	(2,597)	(1,864)	(1,077)
Expenses not deductible for tax purposes	1,452	2,271	1,134
Deductible items not expensed	(418)	(401)	(545)
Taxable income not recognised	384	526	263
Derecognition of deferred tax assets	108	1,015	321
Other	(332)	992	585
Taxation (credit)/charge	(153)	13,584	17,066

The weighted average of statutory tax rates was (62.8)% in 2015 (2014: 50.5%; 2013: 62.6%). The negative rate in 2015 (tax charge on a pre-tax loss) was mainly due to impairment charges, and other charges related to ceasing activities in Alaska and the Carmon Creek project. These resulted in significant losses in jurisdictions with relatively low tax rates compared with Shell’s typical weighted statutory average. Excluding these items, the weighted average of statutory tax rates for 2015 was comparable with 2014.

The taxation charge includes taxes at higher rates levied on income from certain Upstream activities and various other taxes to which these activities are subjected.

TAXES PAYABLE		$ MILLION
	Dec 31, 2015	Dec 31, 2014
Income taxes	5,653	6,396
Sales taxes, excise duties and similar levies	2,580	3,401
Total	8,233	9,797

Included in other receivables at December 31, 2015 (see Note 11), is income tax receivable of $1,244 million (2014: $1,091 million).

138	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Note 16 continued]

DEFERRED TAX	$ MILLION

	Decommissioning and other provisions	Losses carried forward	Property, plant and equipment	Retirement benefits	Other	Total
At January 1, 2015
Deferred tax assets	3,721	6,006	(7,194)	3,787	1,811	8,131
Deferred tax liabilities	5,167	3,310	(21,041)	973	(461)	(12,052)
	8,888	9,316	(28,235)	4,760	1,350	(3,921)
Recognised in the year
Credited to income	430	2,888	2,860	295	738	7,211
Other movements	15	(270)	(290)	(967)	82	(1,430)
Currency translation differences	(352)	(440)	1,350	(318)	(43)	197
	93	2,178	3,920	(990)	777	5,978
At December 31, 2015
Deferred tax assets	3,674	7,688	(6,651)	3,461	2,861	11,033
Deferred tax liabilities	5,307	3,806	(17,664)	309	(734)	(8,976)
	8,981	11,494	(24,315)	3,770	2,127	2,057
At January 1, 2014
Deferred tax assets	2,007	3,087	(1,551)	1,338	904	5,785
Deferred tax liabilities	6,221	5,358	(25,582)	1,725	335	(11,943)
	8,228	8,445	(27,133)	3,063	1,239	(6,158)
Recognised in the year
Credited/(charged) to income	952	1,726	(2,759)	(224)	478	173
Other movements	30	(536)	499	2,203	(386)	1,810
Currency translation differences	(322)	(319)	1,158	(282)	19	254
	660	871	(1,102)	1,697	111	2,237
At December 31, 2014
Deferred tax assets	3,721	6,006	(7,194)	3,787	1,811	8,131
Deferred tax liabilities	5,167	3,310	(21,041)	973	(461)	(12,052)
	8,888	9,316	(28,235)	4,760	1,350	(3,921)

The above deferred tax information takes into consideration offsetting balances within the same tax jurisdiction.

The increase in deferred tax assets and decrease in deferred tax liabilities in 2015 was mainly the result of impairment charges, additional provisions, operating losses and disposals.

Other movements in deferred tax assets and liabilities principally relate to acquisitions, disposals and amounts recognised in other comprehensive income and directly in equity (see Note 22).

Deferred tax assets that are dependent on future taxable profits, not arising from the reversal of deferred tax liabilities, are only recognised to the extent that it is considered probable based on business forecasts that such profits will be available. Recognised losses carried forward amounted to $41,967 million at December 31, 2015 (2014: $37,388 million).

Unrecognised deductible temporary differences, unused tax losses and credits carried forward amounted to $27,660 million at December 31, 2015 (2014: $25,145 million) including amounts of $21,978 million (2014: $21,344 million) that are subject to time limits for utilisation of five years or later or are not time limited.

Retained earnings of subsidiaries, joint ventures and associates amounted to $206,135 million at December 31, 2015 (2014: $201,960 million). Provision has been made for withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either Shell does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	139
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

17 RETIREMENT BENEFITS

Retirement benefits are provided through a number of funded and unfunded defined benefit plans and defined contribution plans, the most significant of which are in the Netherlands, UK and USA. Benefits comprise principally pensions; retirement healthcare and life insurance are also provided in some countries.

RETIREMENT BENEFIT EXPENSE	$ MILLION

	2015	2014	2013
Defined benefit plans:
Current service cost, net of plan participants’ contributions	1,855	1,844	1,895
Interest expense on obligations	2,944	3,821	3,574
Interest income on plan assets	(2,495)	(3,524)	(3,030)
Other	207	(1,073)	(6)
Total	2,511	1,068	2,433
Defined contribution plans	473	448	416
Total retirement benefit expense	2,984	1,516	2,849

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

REMEASUREMENTS	$ MILLION

	2015	2014	2013
Actuarial gains/(losses) on obligations:
Due to changes in demographic assumptions	(517)	(663)	(261)
Due to changes in financial assumptions [A]	6,381	(14,313)	1,446
Due to experience adjustments	121	135	(111)
Total	5,985	(14,841)	1,074
Return on plan assets in excess of interest income	298	6,139	4,567
Other movements	55	(18)	(284)
Total remeasurements	6,338	(8,720)	5,357

[A] Mainly in the discount rates applied.

Experience adjustments arise from differences between the actuarial assumptions made in respect of the year and actual outcomes.

DEFINED BENEFIT PLANS	$ MILLION

	Dec 31, 2015	Dec 31, 2014
Obligations	(89,426)	(101,331)
Plan assets	80,851	86,318
Net liability	(8,575)	(15,013)
Retirement benefits in the Consolidated Balance Sheet:
Non-current assets	4,362	1,682
Non-current liabilities	(12,587)	(16,318)
Current liabilities	(350)	(377)
Total	(8,575)	(15,013)

140	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Note 17 continued]

DEFINED BENEFIT OBLIGATIONS	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

	2015	2014
At January 1	101,331	93,533
Current service cost	1,855	1,844
Interest expense	2,944	3,821
Actuarial (gains)/losses	(5,985)	14,841
Benefit payments	(3,508)	(3,730)
Other movements	(427)	(1,315)
Currency translation differences	(6,784)	(7,663)
At December 31	89,426	101,331
Comprising:
Funded pension plans	80,603	91,800
Weighted average duration	17 years	18 years
Unfunded pension plans	4,496	5,016
Weighted average duration	12 years	12 years
Other unfunded plans	4,327	4,515
Weighted average duration	14 years	15 years

DEFINED BENEFIT PLAN ASSETS	$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

	2015	2014
At January 1	86,318	85,543
Return on plan assets (in excess of interest income)	298	6,139
Interest income	2,495	3,524
Employer contributions	1,296	1,833
Plan participants’ contributions	64	95
Benefit payments	(3,254)	(3,487)
Other movements	(515)	(344)
Currency translation differences	(5,851)	(6,985)
At December 31	80,851	86,318
Comprising:
Quoted in active markets:
Equities	34%	42%
Debt securities	47%	40%
Investment funds	1%	–
Other	1%	1%
Other:
Equities	6%	6%
Debt securities	2%	2%
Real estate	5%	4%
Investment funds	2%	3%
Other	2%	1%
Cash	–	1%

Long-term investment strategies of plans are generally determined by the relevant pension plan trustees using a structured asset liability modelling approach to define the asset mix that best meets the objectives of optimising returns within agreed risk levels while maintaining adequate funding levels.

Employer contributions to defined benefit pension plans are set by local trustees based on actuarial valuations in accordance with local regulations and are estimated to be $1.4 billion in 2016.

The principal assumptions applied in determining the present value of defined benefit obligations and their bases were as follows:

■	rates of increase in pensionable remuneration, pensions in payment and healthcare costs: historical experience and management’s long-term expectation;
■	discount rates: prevailing long-term AA corporate bond yields, chosen to match the currency and duration of the relevant obligation; and
■	mortality rates: published standard mortality tables for the individual countries concerned adjusted for Shell experience where statistically significant.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	141
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

The weighted averages for those assumptions and related sensitivity information at December 31 are presented below. Sensitivity information indicates by how much the defined benefit obligations would increase or decrease if a given assumption were to increase or decrease with no change in other assumptions.

$ MILLION, EXCEPT WHERE OTHERWISE INDICATED

				Effect of using alternative assumptions
	Assumptions used			Increase/(decrease) in defined benefit obligations
	2015	2014	Range of assumptions	2015	2014
Rate of increase in pensionable remuneration	5%	5%	-1% to +1%	(2,015) to 2,557	(2,633) to 3,250
Rate of increase in pensions in payment	2%	2%	-1% to +1%	(7,666) to 9,639	(9,173) to 11,495
Rate of increase in healthcare costs	7%	7%	-1% to +1%	(451) to 552	(480) to 591
Discount rate for pension plans	4%	3%	-1% to +1%	14,679 to (11,568)	17,816 to (13,674)
Discount rate for healthcare plans	4%	4%	-1% to +1%	651 to (518)	723 to (571)
Expected age at death for persons aged 60:
Men	87 years	87 years	-1 year to +1 year	(1,497) to 1,527	(2,018) to 2,048
Women	89 years	89 years	-1 year to +1 year	(1,207) to 1,228	(1,258) to 1,297

18 DECOMMISSIONING AND OTHER PROVISIONS

$ MILLION

	Decommissioning and restoration	Other	Total
At January 1, 2015
Current	1,275	2,691	3,966
Non-current	20,612	3,222	23,834
	21,887	5,913	27,800
Additions	522	2,999	3,521
Amounts charged against provisions	(913)	(2,410)	(3,323)
Accretion expense	881	51	932
Remeasurements and other movements	2,863	(305)	2,558
Currency translation differences	(993)	(282)	(1,275)
	2,360	53	2,413
At December 31, 2015
Current	1,239	2,826	4,065
Non-current	23,008	3,140	26,148
	24,247	5,966	30,213
At January 1, 2014
Current	1,340	1,907	3,247
Non-current	17,085	2,613	19,698
	18,425	4,520	22,945
Additions	312	2,946	3,258
Amounts charged against provisions	(1,175)	(1,177)	(2,352)
Accretion expense	971	68	1,039
Remeasurements and other movements	4,093	(208)	3,885
Currency translation differences	(739)	(236)	(975)
	3,462	1,393	4,855
At December 31, 2014
Current	1,275	2,691	3,966
Non-current	20,612	3,222	23,834
	21,887	5,913	27,800

The amount and timing of settlement in respect of these provisions are uncertain and dependent on various factors that are not always within management’s control. Additions to provisions are stated net of reversals of provisions recognised in prior periods.

Of the decommissioning and restoration provision at December 31, 2015, an estimated $6,165 million is expected to be utilised within one to five years, $6,199 million within six to 10 years, and the remainder in later periods.

142	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Note 18 continued]

Reviews of estimated decommissioning and restoration costs and the discount rate applied are carried out annually. The review of cost estimates and a decrease in the discount rate applied resulted in an increase of $3,620 million (2014: $4,827 million increase) in both the provision, reported within remeasurements and other movements, and the corresponding property, plant and equipment assets reported within sales, retirements and other movements in Note 8.

Other provisions principally comprise amounts recognised in respect of environmental costs ($1,545 million at December 31, 2015; 2014 $1,364 million), litigation costs, employee in- and end-of-service benefits, onerous contracts related to the cessation of certain activities and redundancy costs.

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

Risks

In the normal course of business, financial instruments of various kinds are used for the purposes of managing exposure to interest rate, foreign exchange and commodity price movements.

Treasury standards are applicable to all subsidiaries and each subsidiary is required to adopt a treasury policy consistent with these standards. These policies cover: financing structure; interest rate and foreign exchange risk management; insurance; counterparty risk management; and use of derivative contracts. Wherever possible, treasury operations are carried out through specialist regional organisations without removing from each subsidiary the responsibility to formulate and implement appropriate treasury policies.

Apart from forward foreign exchange contracts to meet known commitments, the use of derivative contracts by most subsidiaries is not permitted by their treasury policy.

Other than in exceptional cases, the use of external derivative contracts is confined to specialist trading and central treasury organisations that have appropriate skills, experience, supervision, control and reporting systems.

Shell’s operations expose it to market, credit and liquidity risk, as described below.

MARKET RISK

Market risk is the possibility that changes in interest rates, foreign exchange rates or the prices of crude oil, natural gas, LNG, refined products, chemical feedstocks, power and environmental products will adversely affect the value of assets, liabilities or expected future cash flows.

Interest rate risk

Most debt is raised from central borrowing programmes. Shell’s policy continues to be to have debt principally denominated in dollars and to maintain a largely floating interest rate exposure profile; however, Shell has issued a significant amount of fixed rate debt in recent years, taking advantage of historically low interest rates available in US debt markets. As a result, a substantial portion of the debt portfolio at December 31, 2015, is at fixed rates and this reduces Shell’s exposure to the dollar LIBOR interest rate.

The financing of most subsidiaries is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

On the basis of the floating rate net debt position at December 31, 2015, (both issued and hedged), and assuming other factors (principally foreign exchange rates and commodity prices) remained constant and that no further interest rate management action was taken, an increase in interest rates of 1% would have increased 2015 pre-tax income by $36 million (2014: $17 million, based on the net debt position at December 31, 2014).

The carrying amounts and maturities of debt and borrowing facilities are presented in Note 14. Interest expense is presented in Note 6.

Foreign exchange risk

Many of the markets in which Shell operates are priced, directly or indirectly, in dollars. As a result, the functional currency of most Upstream entities and those with significant cross-border business is the dollar. For Downstream entities, the functional currency is typically the local currency. Consequently, Shell is exposed to varying levels of foreign exchange risk when an entity enters into transactions that are not denominated in its functional currency, when foreign currency monetary assets and liabilities are translated at the balance sheet date and as a result of holding net investments in operations that are not dollar-functional. Each entity has treasury policies in place that are designed to measure and manage its foreign exchange exposures by reference to its functional currency.

Exchange rate gains and losses arise in the normal course of business from the recognition of receivables and payables and other monetary items in currencies other than an entity’s functional currency. Foreign exchange risk may also arise in connection with capital expenditure. For major projects, an assessment is made at the final investment decision stage whether to hedge any resulting exposure.

Hedging of net investments in foreign operations or of income that arises in foreign operations that are non-dollar functional is not undertaken.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	143
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

Assuming other factors (principally interest rates and commodity prices) remained constant and that no further foreign exchange risk management action were taken, a 10% appreciation against the dollar at December 31 of the main currencies to which Shell is exposed would have the following pre-tax effects:

$ MILLION

	Increase/(decrease) in income			Increase in net assets
	2015	2014	2015	2014
10% appreciation against the dollar of:
Canadian dollar	(99)	(111)	1,701	1,709
Euro	63	103	1,185	917
Sterling	35	(103)	2,951	887
Malaysian ringgit	187	288	160	263

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

Foreign exchange gains and losses included in income are presented in Note 5.

Commodity price risk

Certain subsidiaries have a mandate to trade crude oil, natural gas, LNG, refined products, chemical feedstocks, power and environmental products, and to use commodity derivative contracts (forwards, futures, swaps and options) as a means of managing price and timing risks arising from this trading. In effecting these transactions, the entities concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are managed within authorised limits.

Risk management systems are used for recording and valuing instruments. Commodity price risk exposure is monitored, and the acceptable level of exposure determined, by a market risk committee. There is regular reviewing of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques, daily monitoring of trading positions against limits, marking-to-fair value of trading exposures with a department independent of traders reviewing the market values applied. Although trading losses can and do occur, the nature of the trading portfolio and its management are considered adequate mitigants against the risk of significant losses.

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

VALUE-AT-RISK (PRE-TAX)	$ MILLION

				2015				2014
	High	Low	Average	Year-end	High	Low	Average	Year-end
Global oil	39	10	18	26	23	9	15	14
North America gas and power	18	4	7	8	16	2	7	13
Europe gas and power	4	–	1	1	7	1	2	3

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

144	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Note 19 continued]

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

Shell routinely enters into offsetting, master netting and similar arrangements with trading and other counterparties to manage credit risk. Where there is a legally enforceable right of offset under such arrangements and net settlement is regularly applied, the net asset or liability is recognised in the Consolidated Balance Sheet, otherwise assets and liabilities are presented gross. These amounts, as presented net and gross within trade and other receivables and trade and other payables in the Consolidated Balance Sheet at December 31, were as follows:

2015	$ MILLION

			Amounts offset		Amounts not offset	Net amounts
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments
Assets:
Within trade receivables	9,629	6,252	3,377	1	209	3,167
Within derivative contracts	32,330	22,165	10,165	162	7,562	2,441
Liabilities:
Within trade payables	8,861	6,137	2,724	–	210	2,514
Within derivative contracts	30,213	20,505	9,708	98	7,538	2,072

2014	$ MILLION

			Amounts offset		Amounts not offset	Net amounts
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments
Assets:
Within trade receivables	13,964	8,982	4,982	6	119	4,857
Within derivative contracts	38,151	27,437	10,714	209	7,065	3,440
Liabilities:
Within trade payables	12,290	8,941	3,349	–	124	3,225
Within derivative contracts	35,623	26,577	9,046	158	7,036	1,852

Amounts not offset principally relate to contracts where the intention to settle on a net basis was not clearly established at December 31.

The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2015, presented within trade and other receivables, was $1,824 million (2014: $1,726 million). The carrying amount of collateral held at December 31, 2015, presented within trade and other payables, was $541 million (2014: $771 million). Collateral mainly relates to initial margins held with commodity exchanges and over-the-counter counterparty variation margins.

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

	FINANCIAL STATEMENTS AND SUPPLEMENTS	145
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

CARRYING AMOUNTS, MATURITIES AND HEDGING

The carrying amounts of derivative contracts at December 31 (see Notes 11 and 15), designated and not designated as hedging instruments for hedge accounting purposes, were as follows:

2015							$ MILLION
			Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	51	–	51	35	–	35	16
Forward foreign exchange contracts	–	508	508	136	236	372	136
Currency swaps and options	16	361	377	1,637	51	1,688	(1,311)
Commodity derivatives	–	12,611	12,611	–	10,210	10,210	2,401
Other contracts	–	311	311	–	139	139	172
Total	67	13,791	13,858	1,808	10,636	12,444	1,414

2014							$ MILLION
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	113	–	113	–	–	–	113
Forward foreign exchange contracts	3	523	526	152	229	381	145
Currency swaps	116	186	302	199	–	199	103
Commodity derivatives	–	13,463	13,463	–	11,110	11,110	2,353
Other contracts	–	336	336	–	384	384	(48)
Total	232	14,508	14,740	351	11,723	12,074	2,666

Net gains before tax on derivative contracts, excluding realised commodity contracts and those accounted for as hedges, were $4,107 million in 2015 (2014: $6,053 million; 2013: $1,083 million).

Certain contracts entered into to hedge price risk relating to forecast commodity transactions and foreign exchange risk relating to forecast capital expenditure and disposals were designated in cash flow hedging relationships. Net gains of $1,235 million (2014: $606 million net gains; 2013: $47 million net losses) arising on these contracts, the majority of which mature in 2016, were recognised in other comprehensive income in 2015; a further $1 million net gains (2014: $13 million net gains; 2013: $6 million net losses) were recognised in income. The net asset carrying amount of commodity derivative contracts designated as cash flow hedging instruments of $1,050 million at December 31, 2015 (2014: $618 million), is presented after the offset of related margin balances maintained with exchanges.

In addition, in 2015 certain cash and cash equivalents and forward foreign exchange contracts were designated as cash flow hedges of a significant portion of the forecast cash consideration for the acquisition of BG (see Note 29). The total cash and cash equivalents and amounts receivable under the forward foreign exchange contracts at December 31, 2015 was $19,912 million and related losses of $537 million were recognised in other comprehensive income in 2015.

Certain interest rate and currency swaps were designated in fair value hedges, principally in respect of debt for which the carrying amount of the related derivative contracts, net of accrued interest, at December 31, 2015, was a net liability of $1,847 million (2014: net liability of $203 million).

In the course of trading operations, certain contracts are entered into for delivery of commodities that are accounted for as derivatives. The resulting price exposures are managed by entering into related derivative contracts. These contracts are managed on a fair value basis and the maximum exposure to liquidity risk is the undiscounted fair value of derivative liabilities.

For a minority of commodity derivative contracts, carrying amounts cannot be derived from quoted market prices or other observable inputs, in which case fair value is estimated using valuation techniques such as Black-Scholes, option spread models and extrapolation using quoted spreads with assumptions developed internally based on observable market activity.

Other contracts include certain contracts that are held to sell or purchase commodities and others containing embedded derivatives, which are required to be recognised at fair value because of pricing or delivery conditions, even though they were entered into to meet operational requirements. These contracts are expected to mature between 2016 and 2025, with certain contracts having early termination rights (for either party). Valuations are derived from quoted market prices for the next six years and, thereafter, from forward gas price formulae used in similar contracts. Future gas price assumptions are the most significant input to this model, and a decrease at December 31, 2015, of 10% in the projected gas price would, assuming other inputs remained unchanged, increase pre-tax income by $59 million (2014: $83 million).

146	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Note 19 continued]

The contractual maturities of derivative liabilities at December 31 compare with their carrying amounts in the Consolidated Balance Sheet as follows:

2015									$ MILLION
	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Discounting	Carrying amount
Forward foreign exchange contracts	334	75	12	8	–	–	429	(57)	372
Currency swaps	162	443	713	292	188	1,771	3,569	(1,881)	1,688
Commodity derivatives	8,770	1,215	230	150	32	102	10,499	(289)	10,210
Other contracts	32	58	65	35	11	–	201	(27)	174
Total	9,298	1,791	1,020	485	231	1,873	14,698	(2,254)	12,444

2014									$ MILLION
	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Discounting	Carrying amount
Forward foreign exchange contracts	362	34	4	–	–	–	400	(19)	381
Currency swaps	(6)	20	71	97	129	877	1,188	(989)	199
Commodity derivatives	9,332	1,215	321	106	58	126	11,158	(48)	11,110
Other contracts	99	105	105	104	59	–	472	(88)	384
Total	9,787	1,374	501	307	246	1,003	13,218	(1,144)	12,074
FAIR VALUE MEASUREMENTS

The net carrying amounts of derivative contracts held at December 31, categorised according to the predominant source and nature of inputs used in determining the fair value of each contract, were as follows:

2015				$ MILLION
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	–	16	–	16
Forward foreign exchange contracts	–	136	–	136
Currency swaps and options	–	(1,311)	–	(1,311)
Commodity derivatives	10	2,070	321	2,401
Other contracts	5	(119)	286	172
Total	15	792	607	1,414

2014				$ MILLION
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	–	113	–	113
Forward foreign exchange contracts	–	145	–	145
Currency swaps	–	103	–	103
Commodity derivatives	(6)	2,410	(51)	2,353
Other contracts	6	(359)	305	(48)
Total	–	2,412	254	2,666

NET CARRYING AMOUNTS OF DERIVATIVE CONTRACTS MEASURED USING PREDOMINANTLY UNOBSERVABLE INPUTS	$ MILLION

	2015	2014
At January 1	254	(276)
Net gains/(losses) recognised in revenue	291	(76)
Purchases	(129)	(313)
Sales	142	264
Recategorisations (net)	72	687
Currency translation differences	(23)	(32)
At December 31	607	254

	FINANCIAL STATEMENTS AND SUPPLEMENTS	147
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

Included in net gains recognised in revenue for 2015 are unrealised net losses totalling $490 million relating to assets and liabilities held at December 31, 2015 (2014: $158 million unrealised net losses included in recognised net losses).

20 SHARE CAPITAL

ISSUED AND FULLY PAID	NUMBER OF SHARES

	Ordinary shares of €0.07 each		Sterling deferred shares of £1 each
	A	B
At January 1, 2015	3,907,302,393	2,440,410,614	50,000
Scrip dividends	96,336,688	–	–
Repurchases of shares	(12,717,512)	–	–
At December 31, 2015	3,990,921,569	2,440,410,614	50,000
At January 1, 2014	3,898,011,213	2,472,839,187	50,000
Scrip dividends	64,568,758	–	–
Repurchases of shares	(55,277,578)	(32,428,573)	–
At December 31, 2014	3,907,302,393	2,440,410,614	50,000

NOMINAL VALUE	$ MILLION

	Ordinary shares of €0.07 each		Total
	A	B
At January 1, 2015	334	206	540
Scrip dividends	7	–	7
Repurchases of shares	(1)	–	(1)
At December 31, 2015	340	206	546
At January 1, 2014	333	209	542
Scrip dividends	6	–	6
Repurchases of shares	(5)	(3)	(8)
At December 31, 2014	334	206	540

The total nominal value of sterling deferred shares is less than $1 million.

At the Company’s Annual General Meeting (AGM) on May 19, 2015, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2016, and the end of the AGM to be held in 2016, unless previously renewed, revoked or varied by the Company in a general meeting.

21 SHARE-BASED COMPENSATION PLANS AND SHARES HELD IN TRUST

SHARE-BASED COMPENSATION EXPENSE	$ MILLION

	2015	2014	2013
Equity-settled plans	621	517	549
Cash-settled plans	129	287	23
Total	750	804	572

The principal share-based employee compensation plans are the PSP and LTIP. Awards of shares and American Depository Shares (ADSs) of the Company under the PSP and LTIP are granted upon certain conditions to eligible employees. The actual amount of shares that may vest ranges from 0% to 200% of the awards, depending on the outcomes of prescribed performance conditions over a three-year period beginning on January 1 of the award year. Shares and ADSs vest for nil consideration.

148	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Note 21 continued]

SHARE AWARDS UNDER THE PSP AND LTIP
	Number of A shares (million)	Number of B shares (million)	Number of A ADSs (million)	Weighted average remaining contractual life (years)
At January 1, 2015	33	11	9	1.0
Granted	13	5	4
Vested	(10)	(4)	(3)
At December 31, 2015	36	12	10	1.0
At January 1, 2014	30	11	9	1.0
Granted	12	4	3
Vested	(9)	(4)	(3)
At December 31, 2014	33	11	9	1.0

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

Shell employee share ownership trusts and trust-like entities purchase the Company’s shares in the open market to meet delivery commitments under employee share plans. At December 31, 2015, they held 12.7 million A shares (2014: 23.4 million), 8.9 million B shares (2014: 12.7 million) and 6.1 million A ADSs (2014: 8.3 million).

22 OTHER RESERVES

	$ MILLION
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2015	3,405	154	83	1,723	(19,730)	(14,365)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	–	–	–	–	(2,750)	(2,750)
Scrip dividends	(7)	–	–	–	–	(7)
Repurchases of shares	–	–	1	–	–	1
Share-based compensation	–	–	–	(65)	–	(65)
At December 31, 2015	3,398	154	84	1,658	(22,480)	(17,186)
At January 1, 2014	3,411	154	75	1,871	(7,548)	(2,037)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	–	–	–	–	(12,182)	(12,182)
Scrip dividends	(6)	–	–	–	–	(6)
Repurchases of shares	–	–	8	–	–	8
Share-based compensation	–	–	–	(148)	–	(148)
At December 31, 2014	3,405	154	83	1,723	(19,730)	(14,365)
At January 1, 2013	3,423	154	63	2,028	(9,420)	(3,752)
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	–	–	–	–	1,872	1,872
Scrip dividends	(12)	–	–	–	–	(12)
Repurchases of shares	–	–	12	–	–	12
Share-based compensation	–	–	–	(157)	–	(157)
At December 31, 2013	3,411	154	75	1,871	(7,548)	(2,037)

The merger reserve and share premium reserve were established as a consequence of the Company becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The capital redemption reserve was established in connection with repurchases of shares of the Company. The share plan reserve is in respect of equity-settled share-based compensation plans (see Note 21), and the movement in 2015 is after deduction of tax of $nil (2014: $5 million reversal; 2013: $5 million deduction).

	FINANCIAL STATEMENTS AND SUPPLEMENTS	149
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

Accumulated other comprehensive income comprises the following:

2015	$ MILLION

	Jan 1	Pre-tax	Tax	After tax	Share of joint ventures and associates	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31
Currency translation differences
Recognised in other comprehensive income		(7,170)	2	(7,168)
Reclassified to income		47	–	47
Net currency translation differences	(5,931)	(7,123)	2	(7,121)	2	110	(7,009)	(12,940)
Unrealised gains/(losses) on securities
Recognised in other comprehensive income		(650)	4	(646)
Reclassified to income		(61)	–	(61)
Net unrealised gains/(losses) on securities	2,112	(711)	4	(707)	4	–	(703)	1,409
Cash flow hedging gains/(losses)
Recognised in other comprehensive income		698	(37)	661
Reclassified to income		(610)	10	(600)
Net cash flow hedging gains/(losses)	458	88	(27)	61	(46)	–	15	473
Retirement benefits remeasurements	(16,369)	6,338	(1,387)	4,951	–	(4)	4,947	(11,422)
Total	(19,730)	(1,408)	(1,408)	(2,816)	(40)	106	(2,750)	(22,480)

2014	$ MILLION

	Jan 1	Pre-tax	Tax	After tax	Share of joint ventures and associates	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31
Currency translation differences
Recognised in other comprehensive income		(4,832)	(5)	(4,837)
Reclassified to income		(484)	–	(484)
Net currency translation differences	(551)	(5,316)	(5)	(5,321)	(112)	53	(5,380)	(5,931)
Unrealised gains/(losses) on securities
Recognised in other comprehensive income		(741)	(12)	(753)
Reclassified to income		(44)	–	(44)
Net unrealised gains/(losses) on securities	2,929	(785)	(12)	(797)	(20)	–	(817)	2,112
Cash flow hedging gains/(losses)
Recognised in other comprehensive income		606	(23)	583
Reclassified to income		(56)	1	(55)
Net cash flow hedging gains/(losses)	(46)	550	(22)	528	(24)	–	504	458
Retirement benefits remeasurements	(9,880)	(8,720)	2,238	(6,482)	–	(7)	(6,489)	(16,369)
Total	(7,548)	(14,271)	2,199	(12,072)	(156)	46	(12,182)	(19,730)

150	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Note 22 continued]

2013								$ MILLION
	Jan 1	Pre-tax	Tax	After tax	Share of joint ventures and associates	Non- controlling interest	Attributable to Royal Dutch Shell plc shareholders	Dec 31
Currency translation differences
Recognised in other comprehensive income		(2,031)	123	(1,908)
Reclassified to income		(30)	–	(30)
Net currency translation differences	1,466	(2,061)	123	(1,938)	(210)	131	(2,017)	(551)
Unrealised gains/(losses) on securities
Recognised in other comprehensive income		(123)	3	(120)
Reclassified to income		(46)	–	(46)
Net unrealised gains/(losses) on securities	3,075	(169)	3	(166)	19	1	(146)	2,929
Cash flow hedging gains/(losses)
Recognised in other comprehensive income		(47)	5	(42)
Reclassified to income		227	(7)	220
Net cash flow hedging gains/(losses)	(248)	180	(2)	178	24	–	202	(46)
Retirement benefits remeasurements	(13,713)	5,357	(1,524)	3,833	–	–	3,833	(9,880)
Total	(9,420)	3,307	(1,400)	1,907	(167)	132	1,872	(7,548)

23 DIVIDENDS

INTERIM DIVIDENDS	$ MILLION

	2015	2014	2013
A shares
Cash: $1.88 per share (2014: $1.86; 2013: $1.78)	5,203	5,413	3,505
Scrip: $1.88 per share (2014: $1.86; 2013: $1.78)	2,154	1,866	3,282
Total – A shares	7,357	7,279	6,787
B shares
Cash: $1.88 per share (2014: $1.86; 2013: $1.78)	4,167	4,031	3,693
Scrip: $1.88 per share (2014: $1.86; 2013: $1.78)	448	533	858
Total – B shares	4,615	4,564	4,551
Total	11,972	11,843	11,338

In addition, on February 4, 2016, the Directors announced a further interim dividend in respect of 2015 of $0.47 per A share and $0.47 per B share. The total dividend is estimated to be $3,739 million and is payable on March 29, 2016, to shareholders, including former BG shareholders, on the registrar at February 19, 2016. Under the Scrip Dividend Programme, shareholders can elect to receive dividends in the form of A shares.

Dividends on A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends on B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends on ADSs are paid in dollars.

24 EARNINGS PER SHARE

	2015	2014	2013
Income attributable to Royal Dutch Shell plc shareholders ($ million)	1,939	14,874	16,371
Weighted average number of A and B shares used as the basis for determining:
Basic earnings per share (million)	6,320.3	6,311.5	6,291.1
Diluted earnings per share (million)	6,393.8	6,311.6	6,293.4

Basic earnings per share are calculated by dividing the income attributable to Royal Dutch Shell plc shareholders for the year by the weighted average number of A and B shares outstanding during the year. The weighted average number of shares outstanding excludes shares held in trust.

Diluted earnings per share are based on the same income figures. The weighted average number of shares outstanding during the year is increased by dilutive shares related to share-based compensation plans.

Earnings per share are identical for A and B shares.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	151
SHELL ANNUAL REPORT AND FORM 20-F 2015	CONSOLIDATED FINANCIAL STATEMENTS

25 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

Pesticide litigation

Shell Oil Company (SOC), along with other agricultural chemical pesticide manufacturers and distributors, has been sued by public and quasi-public water purveyors alleging responsibility for groundwater contamination caused by applications of chemical pesticides. Most of these law suits assert various theories of strict liability and seek to recover actual damages, including water well treatment and remediation costs. All of the suits assert claims for punitive damages. There are approximately 30 such cases pending. Based on the claims asserted and SOC’s track record with regard to amounts paid to resolve varying claims, management does not expect that the outcome of these suits pending at December 31, 2015, will have a material impact on Shell, although no assurance can be provided.

Nigerian litigation

Shell subsidiaries and associates operating in Nigeria are parties to various environmental and contractual disputes brought in the courts of Nigeria, England and the Netherlands. These disputes are at different stages in litigation, including at the appellate stage, where judgments have been rendered against Shell entities. If taken at face value, the aggregate amount of these judgments could be seen as material. Management, however, believes that the outcomes of these matters will ultimately be resolved in a manner favourable to Shell. While these matters are not expected to have a material impact on Shell, no assurance can be provided.

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

26 EMPLOYEES

EMPLOYEE EXPENSE	$ MILLION

	2015	2014	2013
Remuneration	12,558	13,092	12,047
Social security contributions	830	944	907
Retirement benefits (see Note 17)	2,984	1,516	2,849
Share-based compensation (see Note 21)	750	804	572
Total	17,122	16,356	16,375

AVERAGE EMPLOYEE NUMBERS	THOUSAND

	2015	2014	2013
Upstream	35	33	31
Downstream	43	47	48
Corporate	15	14	13
Total	93	94	92

Employees working in business service centres are included in the Corporate segment.

27 DIRECTORS AND SENIOR MANAGEMENT

REMUNERATION OF DIRECTORS OF THE COMPANY			$ MILLION
	2015	2014	2013
Emoluments	12	24	11
Value of released awards under long-term incentive plans	1	5	8
Employer contributions to pension plans	1	1	1

Emoluments comprise salaries and fees, annual bonuses (for the period for which performance is assessed) and other benefits. Emoluments in 2014 included $11 million for tax equalisation which arose mainly as a result of the promotion of the CEO. The value of released awards under long-term incentive plans for the period is in respect of the performance period ending in that year. In 2015, retirement benefits were accrued in respect of qualifying services under defined benefit plans by two Directors.

Further information on the remuneration of the Directors can be found in the Directors’ Remuneration Report on pages 86-97.

152	FINANCIAL STATEMENTS AND SUPPLEMENTS
	CONSOLIDATED FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Note 27 continued]

DIRECTORS AND SENIOR MANAGEMENT EXPENSE			$ MILLION
	2015	2014	2013
Short-term benefits	21	43	24
Retirement benefits	4	4	5
Share-based compensation	19	18	23
Termination and related amounts	–	5	–
Total	44	70	52

Directors and Senior Management comprise members of the Executive Committee and the Non-executive Directors of the Company.

Short-term benefits comprise salaries and fees, annual bonuses delivered in cash (for the period for which performance is assessed), other benefits and employer social security contributions. Short-term benefits in 2014 included tax equalisation as described on the previous page. In addition, costs of $1 million were incurred in 2014 (2013: $6 million) in respect of additional employee levies in the Netherlands.

28 AUDITOR’S REMUNERATION

			$ MILLION
	2015	2014	2013
Fees in respect of the audit of the Consolidated and Parent Company Financial Statements, including audit of consolidation returns	5	5	5
Other audit fees, principally in respect of audits of accounts of subsidiaries	46	45	41
Total audit fees	51	50	46
Audit-related fees (for other services provided pursuant to legislation)	2	2	1
Fees in respect of non-audit services (principally for tax compliance)	–	1	1
Total	53	53	48

In addition, PricewaterhouseCoopers provides audit services to retirement benefit plans for employees of subsidiaries. Remuneration amounted to $1 million in 2015 (2014: $1 million; 2013: $1 million).

29 ACQUISITION OF BG GROUP PLC

On February 15, 2016, the Company acquired all the voting rights in BG by means of a Scheme of Arrangement under Part 26 of the Act for a purchase consideration of $54.0 billion. This comprised cash of £13.1 billion ($19.0 billion) and the fair value ($34.1 billion) of 218.7 million A shares and 1,305.1 million B shares issued in exchange for all BG shares, together with $0.9 billion reclassified from accumulated other comprehensive income representing the loss that arose on cash flow hedges in respect of the forecast cash consideration. The fair value of the shares issued was calculated using the market price of the Company’s A and B shares of 1,545.0 and 1,538.5 pence, respectively, on the London Stock Exchange at its opening of business on February 15, 2016.

BG’s activities mainly comprise exploration, development, production, liquefaction and marketing of hydrocarbons, the development and use of LNG import facilities, and the purchase, shipping and sale of LNG and regasified natural gas. The acquisition is expected to accelerate Shell’s growth strategy in global LNG and deep water. It is expected to add material proved oil and gas reserves and production volumes, and provides Shell with enhanced positions in competitive new oil and gas projects, particularly in Australia LNG and Brazil deep water.

The fair value of the net assets acquired and any resultant goodwill to be recognised as a result of the acquisition have not yet been determined. Access to information required to assess the market participant value to be assigned to individual assets acquired and liabilities assumed at the date of acquisition was necessarily limited in the period prior to the signing of these Consolidated Financial Statements.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	153
SHELL ANNUAL REPORT AND FORM 20-F 2015	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

The information set out on pages 153-170 is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the “Consolidated Financial Statements”.

PROVED RESERVES

Proved reserves estimates are calculated pursuant to the US Securities and Exchange Commission (SEC) Rules and the Financial Accounting Standard Board’s Topic 932. Proved reserves can be either developed or undeveloped. The definitions used are in accordance with the SEC Rule 4-10 (a) of Regulation S-X. We include proved reserves associated with future production that will be consumed in operations.

Proved reserves shown are net of any quantities of crude oil or natural gas that are expected to be (or could be) taken as royalties in kind. Proved reserves outside North America include quantities that will be settled as royalties in cash. Proved reserves include certain quantities of crude oil or natural gas that will be produced under arrangements that involve Shell subsidiaries, joint ventures and associates in risks and rewards but do not transfer title of the product to those entities.

The impact of the reclassification of certain entities, consistent with the change in their accounting treatment as a result of the adoption of IFRS 11 Joint Arrangements with effect from January 1, 2013, resulted in a decrease in the Shell share of joint ventures and associates’ proved reserves during 2013 and a corresponding increase in Shell subsidiaries’ proved reserves. These effects are referred to as “IFRS 11 reclassification” on pages 157, 161 and 164.

Subsidiaries’ proved reserves at December 31, 2015, were divided into 72% developed and 28% undeveloped on a barrel of oil equivalent basis. For the Shell share of joint ventures and associates, the proved reserves at December 31, 2015, were divided into 78% developed and 22% undeveloped on a barrel of oil equivalent basis.

Proved reserves are recognised under various forms of contractual agreements. Shell’s proved reserves volumes at December 31, 2015, present in agreements such as production-sharing contracts, tax/variable royalty contracts or other forms of economic entitlement contracts, where the Shell share of reserves can vary with commodity prices, were 3,169 million barrels of crude oil and natural gas liquids, and 13,474 thousand million standard cubic feet (scf) of natural gas.

Proved reserves cannot be measured exactly because estimation of reserves involves subjective judgement (see “Risk factors” on page 09 and our “Proved reserves assurance process” below). These estimates remain subject to revision and are unaudited supplementary information.

PROVED RESERVES ASSURANCE PROCESS

A central group of reserves experts, who on average have around 28 years’ experience in the oil and gas industry, undertake the primary assurance of the proved reserves bookings. This group of experts is part of the Resources Assurance and Reporting (RAR) organisation within Shell. A Vice President with 34 years’ experience in the oil and gas industry currently heads the RAR organisation. He is a member of the Society of Petroleum Engineers and holds a diploma of Ingénieur Civil des Ponts et Chaussées de France. The RAR organisation reports directly to an Executive Vice President of Finance, who is a member of the Upstream Reserves Committee (URC). The URC is a multidisciplinary committee consisting of senior representatives from the Finance, Legal, Projects & Technology and Upstream organisations. The URC reviews and endorses all major (larger than 20 million barrels of oil equivalent) proved reserves bookings and endorses the total aggregated proved reserves. Final approval of all proved reserves bookings remains with Shell’s Executive Committee. The Internal Audit function also provides secondary assurance through audits of the control framework.

154	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2015

CRUDE OIL, NATURAL GAS LIQUIDS, SYNTHETIC CRUDE OIL AND BITUMEN

Shell subsidiaries’ estimated net proved reserves of crude oil, natural gas liquids, synthetic crude oil and bitumen at the end of the year; their share of the net proved reserves of joint ventures and associates at the end of the year; and the changes in such reserves during the year are set out on pages 155-157.

Significant changes in proved developed and undeveloped reserves of crude oil, natural gas liquids, synthetic crude oil and bitumen are discussed below.

Proved reserves 2015-2014

SHELL SUBSIDIARIES

Europe

The net decrease of 97 million barrels in revisions and reclassifications resulted from field performance studies and development activities in Italy and the UK.

Asia

The net increase of 149 million barrels in revisions and reclassifications resulted mainly from increased PSC entitlement share in Iraq and Qatar due to the lower yearly average price.

Africa

The net increase of 50 million barrels in revisions and reclassifications resulted from field performance updates, development activities and increased PSC entitlement share due to the lower yearly average price. The decrease of 76 million barrels from sales of minerals in place resulted from divestment of assets in Nigeria.

USA

The net decrease of 61 million barrels in revisions and reclassifications resulted from field performance updates, development activities, and the lower yearly average price (early economic truncation and de-booking of uneconomic prior year proved undeveloped reserves).

Canada

The net increase of 204 million barrels in synthetic crude oil revisions and reclassifications resulted from reductions in variable royalties due to the lower yearly average price. The net decrease of 420 million barrels in bitumen revisions and reclassifications resulted from the cessation of the Carmon Creek project.

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

	FINANCIAL STATEMENTS AND SUPPLEMENTS	155
SHELL ANNUAL REPORT AND FORM 20-F 2015	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2015	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	579	1,306	128	691	711	44	1,763	428	63	3,522	1,763	428	5,713
Revisions and reclassifications	(97)	149	6	50	(61)	(25)	204	(420)	7	29	204	(420)	(187)
Improved recovery	–	–	–	–	4	–	–	–	–	4	–	–	4
Extensions and discoveries	–	–	–	–	10	12	26	–	–	22	26	–	48
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	(76)	–	–	–	–	–	(76)	–	–	(76)
Production [A]	(65)	(169)	(8)	(86)	(104)	(9)	(52)	(5)	(14)	(455)	(52)	(5)	(512)
At December 31	417	1,286	126	579	560	22	1,941	3	56	3,046	1,941	3	4,990
Shell share of joint ventures and associates [B]
At January 1	29	376	12	–	–	–	–	–	–	417	–	–	417
Revisions and reclassifications	(17)	(49)	1	–	–	–	–	–	–	(65)	–	–	(65)
Improved recovery	–	–	–	–	–	–	–	–	–	–	–	–	–
Extensions and discoveries	–	–	–	–	–	–	–	–	–	–	–	–	–
Purchases of minerals in place	–	–	2	–	–	–	–	–	–	2	–	–	2
Sales of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(1)	(37)	(3)	–	–	–	–	–	–	(41)	–	–	(41)
At December 31	11	290	12	–	–	–	–	–	–	313	–	–	313
Total	428	1,576	138	579	560	22	1,941	3	56	3,359	1,941	3	5,303
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	–	–	7	–	–	–	–	–	7	–	–	7

[A] Includes 2 million barrels consumed in operations for synthetic crude oil.

[B] Oceania includes Shell’s 14% share of Woodside Petroleum Limited (Woodside), a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

PROVED DEVELOPED RESERVES 2015	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	350	947	41	534	494	26	1,273	9	51	2,443	1,273	9	3,725
At December 31	220	972	36	437	455	20	1,405	3	44	2,184	1,405	3	3,592
Shell share of joint ventures and associates [A]
At January 1	22	222	10	–	–	–	–	–	–	254	–	–	254
At December 31	5	204	9	–	–	–	–	–	–	218	–	–	218

[A] Oceania includes Shell’s 14% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

PROVED UNDEVELOPED RESERVES 2015	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	229	359	87	157	217	18	490	419	12	1,079	490	419	1,988
At December 31	197	314	90	142	105	2	536	–	12	862	536	–	1,398
Shell share of joint ventures and associates [A]
At January 1	7	154	2	–	–	–	–	–	–	163	–	–	163
At December 31	6	86	3	–	–	–	–	–	–	95	–	–	95

[A] Oceania includes Shell’s 14% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

156	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Crude oil, natural gas liquids, synthetic crude oil and bitumen continued]

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2014	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	769	1,343	139	651	991	29	1,731	422	95	4,017	1,731	422	6,170
Revisions and reclassifications	(129)	120	2	126	(169)	3	81	17	(7)	(54)	81	17	44
Improved recovery	–	–	–	9	–	–	–	–	–	9	–	–	9
Extensions and discoveries	–	5	1	8	18	21	–	1	13	66	–	1	67
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(5)	(15)	(30)	(1)	–	(6)	(21)	(72)	–	(6)	(78)
Production [A]	(61)	(162)	(9)	(88)	(99)	(8)	(49)	(6)	(17)	(444)	(49)	(6)	(499)
At December 31	579	1,306	128	691	711	44	1,763	428	63	3,522	1,763	428	5,713
Shell share of joint ventures and associates [B]
At January 1	29	381	24	–	–	–	–	–	17	451	–	–	451
Revisions and reclassifications	2	33	–	–	–	–	–	–	(17)	18	–	–	18
Improved recovery	–	–	–	–	–	–	–	–	–	–	–	–	–
Extensions and discoveries	–	1	–	–	–	–	–	–	–	1	–	–	1
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(8)	–	–	–	–	–	–	(8)	–	–	(8)
Production	(2)	(39)	(4)	–	–	–	–	–	–	(45)	–	–	(45)
At December 31	29	376	12	–	–	–	–	–	–	417	–	–	417
Total	608	1,682	140	691	711	44	1,763	428	63	3,939	1,763	428	6,130
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	–	–	9	–	–	–	–	–	9	–	–	9

[A] Includes 2 million barrels consumed in operations for synthetic crude oil.

[B] Oceania includes Shell’s 14% share of Woodside from June 2014 (previously 23%) a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

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
Shell share of joint ventures and associates [A]
At January 1	22	316	23	–	–	–	–	–	15	376	–	–	376
At December 31	22	222	10	–	–	–	–	–	–	254	–	–	254

[A] Oceania includes Shell’s 14% share of Woodside from June 2014 (previously: 23%), a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

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
Shell share of joint ventures and associates [A]
At January 1	7	65	1	–	–	–	–	–	2	75	–	–	75
At December 31	7	154	2	–	–	–	–	–	–	163	–	–	163

A] Oceania includes Shell’s 14% share of Woodside from June 2014 (previously: 23%), a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	157
SHELL ANNUAL REPORT AND FORM 20-F 2015	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2013	MILLION BARRELS

	Europe	Asia	Oceania	Africa	North America				South America
					USA	Canada				Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	769	1,191	146	688	609	33	1,763	49	69	3,505	1,763	49	5,317
IFRS 11 reclassification	–	84	–	–	294	–	–	–	–	378	–	–	378
Revisions and reclassifications	39	205	6	38	14	(2)	16	(30)	8	308	16	(30)	294
Improved recovery	–	1	–	–	1	–	–	410	–	2	–	410	412
Extensions and discoveries	–	11	–	4	158	6	–	–	3	182	–	–	182
Purchases of minerals in place	24	–	–	–	1	–	–	–	23	48	–	–	48
Sales of minerals in place	–	–	(4)	–	–	–	–	–	–	(4)	–	–	(4)
Production [A]	(63)	(149)	(9)	(79)	(86)	(8)	(48)	(7)	(8)	(402)	(48)	(7)	(457)
At December 31	769	1,343	139	651	991	29	1,731	422	95	4,017	1,731	422	6,170
Shell share of joint ventures and associates [B]
At January 1	24	515	28	–	294	–	–	–	18	879	–	–	879
IFRS 11 reclassification	–	(84)	–	–	(294)	–	–	–	–	(378)	–	–	(378)
Revisions and reclassifications	7	47	1	–	–	–	–	–	2	57	–	–	57
Improved recovery	–	–	–	–	–	–	–	–	–	–	–	–	–
Extensions and discoveries	–	–	–	–	–	–	–	–	–	–	–	–	–
Purchases of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(2)	(97)	(5)	–	–	–	–	–	(3)	(107)	–	–	(107)
At December 31	29	381	24	–	–	–	–	–	17	451	–	–	451
Total	798	1,724	163	651	991	29	1,731	422	112	4,468	1,731	422	6,621
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	–	–	10	–	–	–	–	–	10	–	–	10

[A] Includes 2 million barrels consumed in operations for synthetic crude oil.

[B] Oceania includes Shell’s 23% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have limited access to data from Woodside, consequently the proved reserves are based on our best assessment.

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
Shell share of joint ventures and associates [B]
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

[B] Oceania includes Shell’s 23% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have limited access to data from Woodside, consequently the proved reserves are based on our best assessment.

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
Shell share of joint ventures and associates [B]
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

B] Oceania includes Shell’s 23% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have limited access to data from Woodside, consequently the proved reserves are based on our best assessment.

158	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2015

NATURAL GAS

Shell subsidiaries’ estimated net proved reserves of natural gas at the end of the year; their share of the net proved reserves of joint ventures and associates at the end of the year; and the changes in such reserves during the year are set out on pages 159-161. Volumes are not adjusted to standard heat content. Apart from integrated projects, volumes of gas are reported on an “as-sold” basis. The price used to calculate future revenue and cash flows from proved gas reserves is the contract price or the 12-month average on “as-sold” volumes. Volumes associated with integrated projects are those measured at a designated transfer point between the Upstream and Downstream portions of the integrated project. Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel. Significant changes in natural gas proved developed and undeveloped reserves are discussed below.

Proved reserves 2015-2014

SHELL SUBSIDIARIES

Asia

The net increase of 1,385 thousand million scf in revisions and reclassifications resulted mainly from increased PSC entitlement share in Qatar due to the lower yearly average price.

USA

The net decrease of 587 thousand million scf in revisions and reclassifications was mainly the result of early economic field cut-off and previously booked proved undeveloped reserves no longer meeting the economic limit test due to the lower yearly average price.

Canada

The net decrease of 581 thousand million scf in revisions and reclassifications was mainly the result of early economic field cut-off and previously booked proved undeveloped reserves no longer meeting the economic limit test due to the lower yearly average price.

SHELL SHARE OF JOINT VENTURES AND ASSOCIATES

Asia

The net decrease of 214 thousand million scf in revisions and reclassifications resulted mainly from field performance updates and development activities in Brunei.

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

USA

The purchase of minerals in place of 287 thousand million scf resulted from the acquisition of properties in Appalachia from Ultra Petroleum. Sales of minerals in place of 578 thousand million scf resulted from the sale of our interests in Pinedale, Eagle Ford and Haynesville.

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

Oceania

The sales of minerals in place of 354 thousand million scf resulted from the reduction in our shareholding in Woodside from 23% to 14%.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	159
SHELL ANNUAL REPORT AND FORM 20-F 2015	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2015				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	4,430	10,071	5,575	2,621	1,561	1,611	48	25,917
Revisions and reclassifications	(61)	1,385	41	5	(587)	(581)	11	213
Improved recovery	–	–	–	–	1	–	–	1
Extensions and discoveries	–	–	–	4	59	175	–	238
Purchases of minerals in place	–	–	–	–	–	2	–	2
Sales of minerals in place	(19)	–	–	(115)	(5)	–	–	(139)
Production [A]	(502)	(764)	(205)	(279)	(275)	(252)	(16)	(2,293)
At December 31	3,848	10,692	5,411	2,236	754	955	43	23,939
Shell share of joint ventures and associates [B]
At January 1	7,866	6,030	503	–	–	–	–	14,399
Revisions and reclassifications	92	(214)	23	–	–	–	–	(99)
Improved recovery	6	–	–	–	–	–	–	6
Extensions and discoveries	11	–	–	–	–	–	–	11
Purchases of minerals in place	–	–	84	–	–	–	–	84
Sales of minerals in place	–	–	–	–	–	–	–	–
Production [C]	(437)	(453)	(75)	–	–	–	–	(965)
At December 31	7,538	5,363	535	–	–	–	–	13,436
Total	11,386	16,055	5,946	2,236	754	955	43	37,375
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	2	–	3	–	–	–	5
[A] Includes 145 thousand million standard cubic feet consumed in operations.

[B] Oceania includes Shell’s 14% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

[C] Includes 55 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2015			THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	3,774	9,114	1,398	1,162	1,275	939	42	17,704
At December 31	3,471	9,920	1,234	1,386	572	636	37	17,256
Shell share of joint ventures and associates [A]
At January 1	6,386	4,501	433	–	–	–	–	11,320
At December 31	5,933	4,301	420	–	–	–	–	10,654

[A] Oceania includes Shell’s 14% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

PROVED UNDEVELOPED RESERVES 2015			THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	656	957	4,177	1,459	286	672	6	8,213
At December 31	377	772	4,177	850	182	319	6	6,683
Shell share of joint ventures and associates [A]
At January 1	1,480	1,529	70	–	–	–	–	3,079
At December 31	1,605	1,062	115	–	–	–	–	2,782

A] Oceania includes Shell’s 14% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

160	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Natural gas continued]

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2014				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	4,767	10,170	6,092	2,257	2,199	1,500	74	27,059
Revisions and reclassifications	175	630	(20)	621	(46)	(5)	(11)	1,344
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	–	82	46	61	73	449	8	719
Purchases of minerals in place	–	–	–	–	287	–	–	287
Sales of minerals in place	–	–	(325)	(10)	(578)	(100)	(8)	(1,021)
Production [A]	(512)	(811)	(218)	(308)	(374)	(233)	(15)	(2,471)
At December 31	4,430	10,071	5,575	2,621	1,561	1,611	48	25,917
Shell share of joint ventures and associates [B]
At January 1	8,508	5,991	909	–	–	–	6	15,414
Revisions and reclassifications	(60)	455	34	–	–	–	(6)	423
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	6	26	11	–	–	–	–	43
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	(354)	–	–	–	–	(354)
Production [C]	(588)	(442)	(97)	–	–	–	–	(1,127)
At December 31	7,866	6,030	503	–	–	–	–	14,399
Total	12,296	16,101	6,078	2,621	1,561	1,611	48	40,316
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	3	–	6	–	–	–	9

[A] Includes 162 thousand million standard cubic feet consumed in operations.

[B] Oceania includes Shell’s 14% share of Woodside from June 2014 (previously: 23%), a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

[C] Includes 58 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2014			THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	3,942	9,132	1,621	946	1,492	908	48	18,089
At December 31	3,774	9,114	1,398	1,162	1,275	939	42	17,704
Shell share of joint ventures and associates [A]
At January 1	6,856	4,894	806	–	–	–	4	12,560
At December 31	6,386	4,501	433	–	–	–	–	11,320

[A] Oceania includes Shell’s 14% share of Woodside from June 2014 (previously:23%), a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

PROVED UNDEVELOPED RESERVES 2014			THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	825	1,038	4,471	1,311	707	592	26	8,970
At December 31	656	957	4,177	1,459	286	672	6	8,213
Shell share of joint ventures and associates [A]
At January 1	1,652	1,097	103	–	–	–	2	2,854
At December 31	1,480	1,529	70	–	–	–	–	3,079

A] Oceania includes Shell’s 14% share of Woodside from June 2014 (previously:23%), a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	161
SHELL ANNUAL REPORT AND FORM 20-F 2015	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

PROVED DEVELOPED AND UNDEVELOPED RESERVES 2013				THOUSAND MILLION STANDARD CUBIC FEET
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	5,021	10,220	5,571	2,241	2,265	1,011	95	26,424
IFRS 11 reclassification	–	15	–	–	87	–	–	102
Revisions and reclassifications	229	695	778	197	(4)	236	(26)	2,105
Improved recovery	–	–	–	–	–	160	–	160
Extensions and discoveries	13	5	–	86	250	344	11	709
Purchases of minerals in place	38	–	–	–	8	–	8	54
Sales of minerals in place	–	–	(55)	–	–	–	–	(55)
Production [A]	(534)	(765)	(202)	(267)	(407)	(251)	(14)	(2,440)
At December 31	4,767	10,170	6,092	2,257	2,199	1,500	74	27,059
Shell share of joint ventures and associates [B]
At January 1	9,147	6,091	1,039	–	87	–	4	16,368
IFRS 11 reclassification	–	(15)	–	–	(87)	–	–	(102)
Revisions and reclassifications	92	350	(20)	–	–	–	3	425
Improved recovery	–	–	–	–	–	–	–	–
Extensions and discoveries	–	12	–	–	–	–	–	12
Purchases of minerals in place	–	–	–	–	–	–	–	–
Sales of minerals in place	–	–	–	–	–	–	–	–
Production [C]	(731)	(447)	(110)	–	–	–	(1)	(1,289)
At December 31	8,508	5,991	909	–	–	–	6	15,414
Total	13,275	16,161	7,001	2,257	2,199	1,500	80	42,473
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	–	6	–	6	–	–	–	12

[A] Includes 153 thousand million standard cubic feet consumed in operations.

[B] Oceania includes Shell’s 23% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have limited access to data from Woodside, consequently the proved reserves are based on our best assessment.

[C] Includes 63 thousand million standard cubic feet consumed in operations.

PROVED DEVELOPED RESERVES 2013					THOUSAND MILLION STANDARD CUBIC FEET
						North America			South America
	Europe	Asia	[A]	Oceania	Africa	USA	[A]	Canada		Total
Shell subsidiaries
At January 1	4,192	9,366		843	1,012	1,607		872	81	17,973
At December 31	3,942	9,132		1,621	946	1,492		908	48	18,089
Shell share of joint ventures and associates [B]
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

[B] Oceania includes Shell’s 23% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have limited access to data from Woodside, consequently the proved reserves are based on our best assessment.

PROVED UNDEVELOPED RESERVES 2013					THOUSAND MILLION STANDARD CUBIC FEET
						North America			South America
	Europe	Asia	[A]	Oceania	Africa	USA	[A]	Canada		Total
Shell subsidiaries
At January 1	829	854		4,728	1,229	658		139	14	8,451
At December 31	825	1,038		4,471	1,311	707		592	26	8,970
Shell share of joint ventures and associates [B]
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

B] Oceania includes Shell’s 23% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have limited access to data from Woodside, consequently the proved reserves are based on our best assessment.

162	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2015

STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS

The SEC Form 20-F requires the disclosure of a standardised measure of discounted future net cash flows, relating to estimated net proved reserves quantities and based on a 12-month unweighted arithmetic average sales price, calculated on a first-day-of-the-month basis, with cost factors based on those at the end of each year, currently enacted tax rates and a 10% annual discount factor. In our view, the information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition, a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

Standardised measure of discounted future cash flows relating to proved reserves at December 31

2015 – SHELL SUBSIDIARIES								$ MILLION
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	46,910	83,549	36,644	35,856	28,755	81,957	2,264	315,935
Future production costs	21,526	25,494	11,690	17,470	21,480	60,449	1,728	159,837
Future development costs	12,003	12,730	12,987	6,344	10,930	17,983	898	73,875
Future tax expenses	7,660	15,926	1,407	6,357	864	1,099	86	33,399
Future net cash flows	5,721	29,399	10,560	5,685	(4,519)	2,426	(448)	48,824
Effect of discounting cash flows at 10%	1,870	14,181	5,894	1,372	(2,394)	2,241	(221)	22,943
Standardised measure of discounted future net cash flows	3,851	15,218	4,666	4,313	(2,125)[A]	185	(227)[A]	25,881
Non-controlling interest included	–	(1)	–	(149)[A]	–	–	–	(150)

[A] While proved reserves are economically producible at the 2015 yearly average price, the standardised measure of discounted future net cash flows is negative for those proved reserves at December 31, 2015, due to addition of overhead, tax and abandonment costs.

2015 – SHELL SHARE OF JOINT VENTURES AND ASSOCIATES									$ MILLION
						North America		South America
	Europe	Asia	Oceania	[A]	Africa	USA	Canada		Total
Future cash inflows	45,488	43,271	5,261		–	–	–	–	94,020
Future production costs	27,279	19,566	1,055		–	–	–	–	47,900
Future development costs	1,513	7,449	492		–	–	–	–	9,454
Future tax expenses	4,121	6,384	1,121		–	–	–	–	11,626
Future net cash flows	12,575	9,872	2,593		–	–	–	–	25,040
Effect of discounting cash flows at 10%	9,597	3,393	1,087		–	–	–	–	14,077
Standardised measure of discounted future net cash flows	2,978	6,479	1,506		–	–	–	–	10,963

[A] Includes Shell’s 14% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

2014 – SHELL SUBSIDIARIES								$ MILLION
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	94,201	154,314	59,407	77,122	72,537	190,183	5,573	653,337
Future production costs	37,786	36,742	14,296	29,978	42,784	100,074	3,173	264,833
Future development costs	14,154	15,729	12,629	7,214	15,584	33,495	1,450	100,255
Future tax expenses	25,692	43,303	6,607	25,207	5,299	14,730	778	121,616
Future net cash flows	16,569	58,540	25,875	14,723	8,870	41,884	172	166,633
Effect of discounting cash flows at 10%	5,493	27,974	14,997	4,825	1,583	33,365	(231)	88,006
Standardised measure of discounted future net cash flows	11,076	30,566	10,878	9,898	7,287	8,519	403	78,627
Non-controlling interest included	–	(5)	–	59	–	–	–	54

	FINANCIAL STATEMENTS AND SUPPLEMENTS	163
SHELL ANNUAL REPORT AND FORM 20-F 2015	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

2014 – SHELL SHARE OF JOINT VENTURES AND ASSOCIATES									$ MILLION
						North America		South America
	Europe	Asia	Oceania	[A]	Africa	USA	Canada		Total
Future cash inflows	60,397	92,756	11,370		–	–	–	–	164,523
Future production costs	42,656	37,961	3,021		–	–	–	–	83,638
Future development costs	1,631	10,089	2,580		–	–	–	–	14,300
Future tax expenses	6,005	16,368	1,708		–	–	–	–	24,081
Future net cash flows	10,105	28,338	4,061		–	–	–	–	42,504
Effect of discounting cash flows at 10%	4,953	12,218	1,989		–	–	–	–	19,160
Standardised measure of discounted future net cash flows	5,152	16,120	2,072		–	–	–	–	23,344

[A] Includes Shell’s 14% share of Woodside from June 2014 (previously: 23%), a publicly listed company on the Australian Securities Exchange. We have no direct access to data from Woodside, consequently the proved reserves are based on our best assessment.

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

164	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Standardised measure of discounted future cash flows]

Change in standardised measure of discounted future net cash flows relating to proved reserves

2015			$ MILLION
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	78,627	23,344	101,971
Net changes in prices and production costs	(123,966)	(19,098)	(143,064)
Revisions of previous reserves estimates	7,672	(1,255)	6,417
Extensions, discoveries and improved recovery	297	7	304
Purchases and sales of minerals in place	(1,706)	218	(1,488)
Development cost related to future production	4,329	927	5,256
Sales and transfers of oil and gas, net of production costs	(18,930)	(4,383)	(23,313)
Development cost incurred during the year	17,818	1,463	19,281
Accretion of discount	13,837	3,188	17,025
Net change in income tax	47,903	6,552	54,455
At December 31	25,881	10,963	36,844

2014			$ MILLION
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	91,299	25,180	116,479
Net changes in prices and production costs	(22,475)	1,025	(21,450)
Revisions of previous reserves estimates	6,451	(28)	6,423
Extensions, discoveries and improved recovery	2,837	191	3,028
Purchases and sales of minerals in place	(2,551)	(1,497)	(4,048)
Development cost related to future production	(9,372)	(1,362)	(10,734)
Sales and transfers of oil and gas, net of production costs	(40,495)	(7,401)	(47,896)
Development cost incurred during the year	22,619	1,350	23,969
Accretion of discount	16,367	3,670	20,037
Net change in income tax	13,947	2,216	16,163
At December 31	78,627	23,344	101,971

2013			$ MILLION
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	85,078	33,846	118,924
IFRS 11 reclassification	6,884	(6,884)	–
Net changes in prices and production costs	(7,375)	1,636	(5,739)
Revisions of previous reserves estimates	11,142	1,984	13,126
Extensions, discoveries and improved recovery	8,744	–	8,744
Purchases and sales of minerals in place	1,145	–	1,145
Development cost related to future production	(24,747)	(1,275)	(26,022)
Sales and transfers of oil and gas, net of production costs	(40,244)	(13,891)	(54,135)
Development cost incurred during the year	24,816	1,620	26,436
Accretion of discount	17,273	3,883	21,156
Net change in income tax	8,583	4,261	12,844
At December 31	91,299	25,180	116,479

	FINANCIAL STATEMENTS AND SUPPLEMENTS	165
SHELL ANNUAL REPORT AND FORM 20-F 2015	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES CAPITALISED COSTS

The aggregate amount of property, plant and equipment and intangible assets relating to oil and gas exploration and production activities, and the aggregate amount of the related depreciation, depletion and amortisation at December 31, are shown in the tables below.

Shell subsidiaries

		$ MILLION
	2015	2014
Cost
Proved properties [A]	231,768	228,532
Unproved properties	27,928	30,161
Support equipment and facilities	5,717	6,325
	265,413	265,018
Depreciation, depletion and amortisation
Proved properties [A]	118,575	113,943
Unproved properties	8,295	3,867
Support equipment and facilities	3,000	2,741
	129,870	120,551
Net capitalised costs	135,543	144,467

[A] Includes capitalised asset decommissioning and restoration costs and related depreciation.

Shell share of joint ventures and associates

		$ MILLION
	2015	2014
Cost
Proved properties [A]	44,003	42,524
Unproved properties	3,698	3,504
Support equipment and facilities	3,724	3,596
	51,425	49,624
Depreciation, depletion and amortisation
Proved properties [A]	25,014	22,916
Unproved properties	156	78
Support equipment and facilities	2,124	1,834
	27,294	24,828
Net capitalised costs	24,131	24,796

[A] Includes capitalised asset decommissioning and restoration costs and related depreciation.

166	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2015

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

Shell subsidiaries

2015								$ MILLION
						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Other[B]		Total
Acquisition of properties
Proved	2		3	–	–	2	86	–	93
Unproved	1		1	–	–	135	30	10	177
Exploration	360		822	198	376	3,433	554	542	6,285
Development	3,777		2,703	3,760	2,829	5,720	1,747	80	20,616

[A] Includes Greenland.

[B] Comprises Canada and Mexico.

2014								$ MILLION
						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Canada		Total
Acquisition of properties
Proved	2		57	–	132	36	–	10	237
Unproved	–		97	–	221	401	37	136	892
Exploration	680		1,339	415	254	2,546	851	717	6,802
Development	5,139		3,189	5,111	2,717	6,482	2,437	409	25,484

[A] Includes Greenland.

2013				$ MILLION
					North America		South America
	Europe[A]	Asia	Oceania	Africa	USA	Canada		Total
Acquisition of properties
Proved	290	20	–	1	51	–	684	1,046
Unproved	29	168	9	62	416	293	1,364	2,341
Exploration	752	1,493	448	504	3,496	1,400	592	8,685
Development	4,309	3,225	5,720	2,293	5,314	1,742	830	23,433

[A] Includes Greenland.

Shell share of joint ventures and associates

Joint ventures and associates did not incur costs in the acquisition of oil and gas properties in 2015, 2014 or 2013.

2015								$ MILLION
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Exploration	40	132	125	–	–	–	–	297
Development	254	2,434	854	–	–	–	–	3,542

2014								$ MILLION
						North America	South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Exploration	18	181	162	–	–	–	–	361
Development	220	3,430	143	–	–	–	–	3,793

2013								$ MILLION
						North America	South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Exploration	42	272	321	–	–	–	13	648
Development	169	2,545	293	–	–	–	23	3,030

	FINANCIAL STATEMENTS AND SUPPLEMENTS	167
SHELL ANNUAL REPORT AND FORM 20-F 2015	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES EARNINGS

The results of operations for oil and gas producing activities are shown in the tables below.

Shell subsidiaries

2015									$ MILLION
						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Other [B]		Total
Revenue
Third parties	1,866		2,577	1,202	1,174	567	53	85	7,524
Sales between businesses	5,707		8,040	418	3,737	4,941	4,045	535	27,423
Total	7,573		10,617	1,620	4,911	5,508	4,098	620	34,947
Production costs excluding taxes	2,490		2,163	541	1,570	3,039	2,612	343	12,758
Taxes other than income tax [C]	128		435	115	347	79	–	63	1,167
Exploration	261		1,255	195	161	3,336	164	347	5,719
Depreciation, depletion and amortisation	2,769		3,047	478	1,733	6,259	6,570	687	21,543
Other costs/(income)	779		1,465	226	(1,441)	668	2,172	232	4,101
Earnings before taxation	1,146		2,252	65	2,541	(7,873)	(7,420)	(1,052)	(10,341)
Taxation charge/(credit)	418		2,516	429	866	(2,907)	(1,815)	278	(215)
Earnings after taxation	728		(264)	(364)	1,675	(4,966)	(5,605)	(1,330)	(10,126)

[A] Includes Greenland.

[B] Comprises Canada and Mexico.

[C] Includes cash-paid royalties to governments outside North America.

2014									$ MILLION
						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Canada		Total
Revenue
Third parties	2,808		4,914	1,867	3,004	1,078	202	126	13,999
Sales between businesses	7,869		13,973	990	6,516	9,903	7,399	1,376	48,026
Total	10,677		18,887	2,857	9,520	10,981	7,601	1,502	62,025
Production costs excluding taxes	2,831		2,282	599	2,032	3,440	3,367	482	15,033
Taxes other than income tax [B]	264		948	216	836	198	–	165	2,627
Exploration	457		1,331	232	307	1,549	88	260	4,224
Depreciation, depletion and amortisation	1,772		3,341	427	2,037	6,576	1,709	475	16,337
Other costs/(income)	766		2,058	(2,123)	129	845	2,137	78	3,890
Earnings before taxation	4,587		8,927	3,506	4,179	(1,627)	300	42	19,914
Taxation charge/(credit)	3,362		6,800	2,113	2,404	(654)	60	157	14,242
Earnings after taxation	1,225		2,127	1,393	1,775	(973)	240	(115)	5,672

[A] Includes Greenland.

[B] Includes cash-paid royalties to governments outside North America.

2013									$ MILLION
						North America		South America
	Europe	[A]	Asia	Oceania	Africa	USA	Canada		Total
Revenue
Third parties	4,116		5,535	1,982	2,690	3,416	52	64	17,855
Sales between businesses	8,420		17,538	1,038	6,873	7,232	7,354	684	49,139
Total	12,536		23,073	3,020	9,563	10,648	7,406	748	66,994
Production costs excluding taxes	2,656		1,762	481	1,753	3,336	3,303	378	13,669
Taxes other than income tax [B]	328		1,254	231	963	223	–	85	3,084
Exploration	627		1,082	396	354	1,790	312	717	5,278
Depreciation, depletion and amortisation	1,400		2,268	423	1,276	7,858	2,366	160	15,751
Other costs	1,052		3,713	40	419	1,395	2,129	124	8,872
Earnings before taxation	6,473		12,994	1,449	4,798	(3,954)	(704)	(716)	20,340
Taxation charge/(credit)	4,843		10,251	486	3,093	(1,461)	(231)	71	17,052
Earnings after taxation	1,630		2,743	963	1,705	(2,493)	(473)	(787)	3,288

[A] Includes Greenland.

[B] Includes cash-paid royalties to governments outside North America.

168	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2015

Shell share of joint ventures and associates

2015								$ MILLION
					North America		South America
	Europe	Asia	Oceania [A]	Africa	USA	Canada		Total
Third party revenue	2,764	5,177	632	–	–	–	–	8,573
Total	2,764	5,177	632	–	–	–	–	8,573
Production costs excluding taxes	382	745	215	–	–	–	–	1,342
Taxes other than income tax [B]	1,253	877	31	–	–	–	–	2,161
Exploration	21	20	42	–	–	–	–	83
Depreciation, depletion and amortisation	196	1,463	1,114	–	–	–	–	2,773
Other costs	221	580	11	–	–	–	–	812
Earnings before taxation	691	1,492	(781)	–	–	–	–	1,402
Taxation charge	237	242	19	–	–	–	–	498
Earnings after taxation	454	1,250	(800)	–	–	–	–	904

[A] Includes Shell’s 14% share of Woodside, a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

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

[A] Includes Shell’s 14% share of Woodside from June 2014 (previously: 23%), a publicly listed company on the Australian Securities Exchange. We have limited access to data; accordingly, the numbers are estimated.

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

[B] Includes cash-paid royalties to governments outside North America.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	169
SHELL ANNUAL REPORT AND FORM 20-F 2015	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)

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

OIL AND GAS ACREAGE (AT DECEMBER 31)	THOUSAND ACRES

	2015				2014				2013
	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe [A]	7,152	2,194	14,623	7,732	9,603	2,693	16,161	8,563	9,614	2,698	15,978	6,225
Asia	25,581	9,181	36,658	22,995	25,724	9,252	46,487	25,155	26,349	9,275	56,373	27,791
Oceania	1,657	434	70,509	26,312	1,657	433	71,941	25,992	1,659	466	74,055	29,811
Africa	4,650	2,071	40,435	27,058	5,174	2,232	39,297	26,409	5,217	2,245	37,811	24,553
North America – USA	1,659	1,158	5,033	4,262	1,635	1,131	6,133	5,047	1,901	1,213	8,432	6,613
North America – Canada	1,227	745	32,706	25,716	1,132	748	33,094	27,223	1,259	832	33,307	28,677
South America	100	52	7,851	3,621	100	52	8,637	4,081	162	89	15,116	7,210
Total	42,026	15,835	207,815	117,696	45,025	16,541	221,750	122,470	46,161	16,818	241,072	130,880

[A] Includes Greenland.

NUMBER OF PRODUCTIVE WELLS [A] (AT DECEMBER 31)
	2015				2014								2013
	Oil		Gas		Oil				Gas				Oil				Gas
	Gross	Net	Gross	Net	Gross		Net		Gross		Net		Gross		Net		Gross		Net
Europe	1,272	344	1,229	392	1,256	[B]	332	[B]	1,209	[D]	333	[D]	1,315		349		1,193	[F]	334	[F]
Asia	8,271	2,853	334	190	7,529		2,643		353		198		8,187		2,578		340		192
Oceania	–	–	624	234	44		3		625		235		44		5		655		244
Africa	812	362	129	87	887	[C]	349	[C]	116		79		921	[E]	350	[E]	109		71
North America – USA	15,331	7,893	2,522	2,403	15,313		7,760		2,555		1,849		15,347		8,150		4,316		2,878
North America – Canada	286	286	1,209	1,059	325		320		1,125		878		337		331		1,238		949
South America	25	15	7	2	25		15		7		2		74		31		7		2
Total	25,997	11,753	6,054	4,367	25,379		11,422		5,990		3,574		26,225		11,794		7,858		4,670
[A] The number of productive wells with multiple completions (more than one formation producing into the same well bore) at December 31, 2015, was 1,733 gross (727 net); 2014:1,802 gross (corrected from 1,815) and 762 net (corrected from 763); 2013: 2,200 gross (805 net).

[B] Corrected from 1,269 gross (333 net).

[C] Corrected from 891 gross (352 net).

[D] Corrected from 1,311 gross (410 net).

[E] Corrected from 920 gross (351 net).

[F] Corrected from 1,295 gross (411 net).

NUMBER OF NET PRODUCTIVE WELLS AND DRY HOLES DRILLED
	2015		2014				2013
	Productive	Dry	Productive		Dry		Productive		Dry
Exploratory [A]
Europe	1	2	1		2		1		3
Asia	–	11	2		10		2		9
Oceania	–	3	–		1		–		1
Africa	5	–	4		4		6		3
North America – USA	35	8	53		89		173		33
North America – Canada	73	5	39		2		17		2
South America	–	1	–		1		–		5
Total	114	30	99		109	[B]	199		56
Development
Europe	10	–	8		1		6		2
Asia	252	2	243		9		218		6
Oceania	2	–	6		1		12		–
Africa	27	–	23	[C]	2		24	[C]	–
North America – USA	433	–	392		3		447		2
North America – Canada	20	2	22		–		57		1
South America	3	1	3		–		4		–
Total	747	5	697		16		768		11

[A] Productive wells are wells with proved reserves allocated. Exploratory wells in the process of drilling are excluded and presented separately on page 170.

[B] Includes 50 net exploratory wells sold in North and South America.

[C] Corrected from 25.

170	FINANCIAL STATEMENTS AND SUPPLEMENTS
	SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED)	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Acreage and wells]

NUMBER OF WELLS IN THE PROCESS OF EXPLORATORY DRILLING [A]	2015

	At January 1				Wells in the process of drilling at January 1 and allocated proved reserves during the year		Wells in the process of drilling at January 1 and determined as dry during the year		New wells in the process of drilling at December 31		At December 31
	Gross		Net		Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	24	[B]	8		(4)	(1)	(3)	(1)	2	1	19	7
Asia	122		55	[C]	(9)	(3)	(24)	(15)	17	6	106	43
Oceania	461	[D]	201	[D]	–	–	(4)	(3)	6	3	463	201
Africa	27		13		(2)	(1)	(4)	(1)	6	5	27	16
North America – USA	155	[E]	121	[E]	(40)	(26)	(11)	(9)	77	43	181	129
North America – Canada	200	[F]	184	[F]	(85)	(78)	(21)	(18)	23	19	117	107
South America	23	[G]	15	[G]	–	–	(2)	(1)	11	5	32	19
Total	1,012		597		(140)	(109)	(69)	(48)	142	82	945	522

[A] Wells in the process of drilling includes exploratory wells temporarily suspended.

[B] Corrected from 27.

[C] Corrected from 63.

[D] Corrected from 548 gross (192 net).

[E] Corrected from 143 gross (113 net).

[F] Corrected from 187 gross (170 net).

[G] Corrected from 21 gross (14 net).

NUMBER OF WELLS IN THE PROCESS OF DEVELOPMENT DRILLING [A]						2015
	At January 1				At December 31
	Gross		Net		Gross	Net
Europe	11	[B]	2	[B]	13	3
Asia	60		18		80	24
Oceania	19		9		7	3
Africa	11	[C]	6	[C]	12	5
North America – USA	47		37		37	26
North America – Canada	11		11		36	33
South America	–		–		–	–
Total	159		83		185	94

[A] In addition to the present activities mentioned above, Shell has ongoing activities related to the installation of water flood projects in Europe, Asia and Africa. Activities related to steam floods are in progress in Europe, Asia and North America, and gas compression is being installed in Europe and Asia.

[B] Corrected from 13 gross (3 net).

[C] Corrected from 10 gross (5 net).

	FINANCIAL STATEMENTS AND SUPPLEMENTS	171
SHELL ANNUAL REPORT AND FORM 20-F 2015	INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

REPORT ON THE PARENT COMPANY FINANCIAL STATEMENTS

Our opinion

In our opinion, the Parent Company Financial Statements of Royal Dutch Shell plc (the Company):

■	give a true and fair view of the state of the Company’s affairs as at December 31, 2015, and of its income and cash flows for the year then ended;
■	have been properly prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union; and
■	have been prepared in accordance with the requirements of the Companies Act 2006.

Separate opinion in relation to IFRS as issued by the International Accounting Standards Board (IASB)

As explained in Note 1 to the Parent Company Financial Statements, the Company, in addition to complying with its legal obligation to apply IFRS as adopted by the European Union, has also applied IFRS as issued by the IASB.

In our opinion, the Parent Company Financial Statements comply with IFRS as issued by the IASB.

What we have audited

The Parent Company Financial Statements comprise:

■	the Parent Company Statement of Income and Parent Company Statement of Comprehensive Income for the year ended December 31, 2015;
■	the Parent Company Balance Sheet as at December 31, 2015;
■	the Parent Company Statement of Changes in Equity for the year ended December 31, 2015;
■	the Parent Company Statement of Cash Flows for the year ended December 31, 2015; and
■	the Notes to the Parent Company Financial Statements, which include a summary of significant accounting policies and other explanatory information.

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

ISAS (UK & IRELAND) REPORTING

Under International Standards on Auditing (UK and Ireland) (ISAs (UK & Ireland)) we are required to report to you if, in our opinion, information in the Annual Report is:

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

RESPONSIBILITIES FOR THE PARENT COMPANY FINANCIAL STATEMENTS AND THE AUDIT

Our responsibilities and those of the Directors

As explained more fully in the Directors’ responsibilities in respect of the preparation of the annual report and accounts set out on pages 66-67, the Directors are responsible for the preparation of the Parent Company Financial Statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the Parent Company Financial Statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

172	FINANCIAL STATEMENTS AND SUPPLEMENTS
	INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC	SHELL ANNUAL REPORT AND FORM 20-F 2015

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC CONTINUED

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

What an audit of Parent Company Financial Statements involves

We conducted our audit in accordance with ISAs (UK & Ireland). An audit involves obtaining evidence about the amounts and disclosures in the Parent Company Financial Statements sufficient to give reasonable assurance that the Parent Company Financial Statements are free from material misstatement, whether caused by fraud or error.

This includes an assessment of:

■	whether the accounting policies are appropriate to the Company’s circumstances and have been consistently applied and adequately disclosed;
■	the reasonableness of significant accounting estimates made by the Directors; and
■	the overall presentation of the Parent Company Financial Statements.

We primarily focus our work in these areas by assessing the Directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the Parent Company Financial Statements.

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

OTHER MATTER

We have reported separately on the Consolidated Financial Statements of Royal Dutch Shell plc for the year ended December 31, 2015.

Ross Hunter (Senior Statutory Auditor)

for and on behalf of PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London, United Kingdom

March 9, 2016

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2015 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2015.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	173
SHELL ANNUAL REPORT AND FORM 20-F 2015	PARENT COMPANY FINANCIAL STATEMENTS

PARENT COMPANY FINANCIAL STATEMENTS

The Parent Company Financial Statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

174	Statement of Income
174	Statement of Comprehensive Income
174	Balance Sheet
175	Statement of Changes in Equity
175	Statement of Cash Flows
176	Notes to the Parent Company Financial Statements
176	Note 1 Basis of preparation
176	Note 2 Key accounting policies
177	Note 3 Finance income and expense
177	Note 4 Investments in subsidiaries
177	Note 5 Accounts receivable
177	Note 6 Cash and cash equivalents
177	Note 7 Accounts payable and accrued liabilities
178	Note 8 Taxation
178	Note 9 Financial instruments
178	Note 10 Share capital
180	Note 11 Other reserves
180	Note 12 Dividends
180	Note 13 Legal proceedings and other contingencies
180	Note 14 Directors and Senior Management
180	Note 15 Related parties
181	Note 16 Auditor’s remuneration
181	Note 17 Acquisition of BG Group plc

174	FINANCIAL STATEMENTS AND SUPPLEMENTS
	PARENT COMPANY FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

STATEMENT OF INCOME			$ MILLION
	NOTES	2015	2014
Dividend income		8,167	18,031
Finance income	3	5	49
Administrative expenses		(113)	(57)
Finance expense	3	(2,029)	(1,956)
Income before taxation		6,030	16,067
Taxation (charge)/credit	8	(1)	12
Income for the period		6,029	16,079

STATEMENT OF COMPREHENSIVE INCOME			$ MILLION
		2015	2014
Income for the period		6,029	16,079
Comprehensive income for the period		6,029	16,079

BALANCE SHEET			$ MILLION
	NOTES	Dec 31, 2015	Dec 31, 2014
Assets
Non-current assets
Investments in subsidiaries	4	203,066	202,791
Deferred tax	8	l438	493
		203,504	203,284
Current assets
Accounts receivable	5	19,006	20,652
Cash and cash equivalents	6	465	168
		19,471	20,820
Total assets		222,975	224,104
Liabilities
Non-current liabilities
Accounts payable and accrued liabilities	7	245	260
		245	260
Current liabilities
Accounts payable and accrued liabilities	7	4,465	2,856
		4,465	2,856
Total liabilities		4,710	3,116
Equity
Share capital	10	546	540
Other reserves	11	201,674	201,745
Retained earnings		16,045	18,703
Total equity		218,265	220,988
Total liabilities and equity		222,975	224,104

Signed on behalf of the Board /s/ Simon Henry
Simon Henry
Chief Financial Officer

March 9, 2016

	FINANCIAL STATEMENTS AND SUPPLEMENTS	175
SHELL ANNUAL REPORT AND FORM 20-F 2015	PARENT COMPANY FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN EQUITY					$ MILLION
	NOTES	Share capital	Other reserves	Retained earnings	Total equity
At January 1, 2015		540	201,745	18,703	220,988
Comprehensive income for the period		–	–	6,029	6,029
Dividends paid	12	–	–	(11,972)	(11,972)
Scrip dividends	12	7	(7)	2,602	2,602
Repurchases of shares	11	(1)	1	1	1
Share-based compensation	11	–	(65)	682	617

At December 31, 2015		546	201,674	16,045	218,265

At January 1, 2014		542	201,898	14,183	216,623
Comprehensive income for the period		–	–	16,079	16,079
Dividends paid	12	–	–	(11,843)	(11,843)
Scrip dividends	12	6	(6)	2,399	2,399
Repurchases of shares	11	(8)	8	(2,787)	(2,787)
Share-based compensation	11	–	(155)	672	517

At December 31, 2014		540	201,745	18,703	220,988

STATEMENT OF CASH FLOWS			$ MILLION
	NOTES	2015	2014
Cash flow from operating activities
Income for the period		6,029	16,079
Adjustment for:
Dividend income		(8,167)	(18,031)
Tax		1	(12)
Interest income		(5)	(7)
Interest and other expense		41	14
Share-based compensation		32	27
Decrease/(increase) in working capital		3,607	(3,771)

Net cash from/(used in) operating activities		1,538	(5,701)

Cash flow from investing activities
Dividends received		8,167	18,031
Interest received		5	7
Share-based compensation		407	402

Net cash from investing activities		8,579	18,440

Cash flow from financing activities
Cash dividends paid	12	(9,370)	(9,444)
Repurchases of shares		(409)	(3,328)
Interest and other expense paid		(41)	(14)

Net cash used in financing activities		(9,820)	(12,786)

Increase/(decrease) in cash and cash equivalents		297	(47)
Cash and cash equivalents at January 1		168	215

Cash and cash equivalents at December 31	6	465	168

176	FINANCIAL STATEMENTS AND SUPPLEMENTS
	PARENT COMPANY FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The Financial Statements of Royal Dutch Shell plc (the Company) have been prepared in accordance with the provisions of the Companies Act 2006 (the Act) and with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to the Company, there are no material differences from IFRS as issued by the International Accounting Standards Board (IASB); therefore, the Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

As described in the accounting policies in Note 2, the Financial Statements have been prepared under the historical cost convention except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods presented.

The Financial Statements were approved and authorised for issue by the Board of Directors on March 9, 2016.

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results may differ from those estimates.

The financial results of the Company are included in the Consolidated Financial Statements on pages 115-152. The financial results of the Company incorporate the results of the Dividend Access Trust (the Trust), the financial statements for which are presented on pages 185-189.

The Company’s principal activity is being the parent company for Shell, as described in Note 1 to the Consolidated Financial Statements.

2 KEY ACCOUNTING POLICIES

The Company’s accounting policies generally follow those of Shell as set out in Note 2 to the Consolidated Financial Statements. The following are Company-specific policies.

Presentation currency

The Company’s presentation and functional currency is US dollars (dollars).

Investments

Investments in subsidiaries are stated at cost, net of any impairment. Key accounting estimates and judgements affecting the assessment and measurement of impairment follow those set out in Note 2 to the Consolidated Financial Statements.

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

Share-based compensation plans

The fair value of share-based compensation for equity-settled plans granted to employees of subsidiaries under the Company’s plans is recognised as an investment in subsidiaries from the date of grant over the vesting period with a corresponding increase in equity. Changes in the fair value of share-based compensation for cash-settled plans relating to employees of subsidiaries are recognised as an investment in subsidiaries with a corresponding change in liabilities. In the year of vesting of a plan, the costs for the actual deliveries are charged to the relevant employing subsidiaries. This is recognised as a realisation of the investment originally booked. If the actual vesting costs are higher than the cumulatively recognised share-based compensation charge, the difference is recognised in income.

Refer to Note 21 to the Consolidated Financial Statements for information on the Company’s principal plan.

Taxation

The Company is tax-resident in the Netherlands. For the assessment of corporate income tax in the Netherlands, the Company and certain of its subsidiaries form a fiscal unit, in respect of which the Company recognises any current tax receivable or payable or (or deferred tax asset or liability) for the fiscal unit as a whole.

The Company’s tax charge or credit recognised in income is calculated at the statutory tax rate prevailing in the Netherlands.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	177
SHELL ANNUAL REPORT AND FORM 20-F 2015	PARENT COMPANY FINANCIAL STATEMENTS

3 FINANCE INCOME AND EXPENSE

		$ MILLION
	2015	2014
Finance income
Interest income	5	7
Other income	–	42
Total	5	49
Finance expense
Interest expense	(28)	(14)
Other expense	(13)	–
Foreign exchange losses	(1,988)	(1,942)
Total	(2,029)	(1,956)

4 INVESTMENTS IN SUBSIDIARIES

		$ MILLION
	2015	2014
At January 1	202,791	202,458
Share-based compensation	715	753
Recovery of vested share-based compensation	(440)	(420)
At December 31	203,066	202,791

5 ACCOUNTS RECEIVABLE

		$ MILLION
	Dec 31, 2015	Dec 31, 2014
Amounts due from subsidiaries (see Note 15)	19,006	20,652
Total	19,006	20,652

6 CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise call deposits in euros, sterling and dollars with Shell Treasury Centre Limited, a subsidiary.

7 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

				$ MILLION
	Dec 31, 2015		Dec 31, 2014
	Current	Non-current	Current	Non-current
Amounts due to subsidiaries (see Note 15)	4,178	–	2,179	–
Withholding tax payable	145	–	249	–
Accruals and other liabilities	139	245	426	260
Unclaimed dividends	3	–	2	–
Total	4,465	245	2,856	260

Accruals and other liabilities are principally in respect of cash-settled share-based compensation and commitments for share repurchases undertaken on the Company’s behalf under irrevocable, non-discretionary arrangements.

178	FINANCIAL STATEMENTS AND SUPPLEMENTS
	PARENT COMPANY FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

8 TAXATION

TAXATION CHARGE/(CREDIT)	$ MILLION

	2015	2014
Deferred tax
Relating to the origination and reversal of temporary differences	1	(6)
Adjustments in respect of prior periods	–	(6)
Total taxation charge/(credit)	1	(12)

RECONCILIATION OF APPLICABLE TAX CHARGE AT STATUTORY RATE TO TAXATION CHARGE/(CREDIT)	$ MILLION

	2015	2014
Income before taxation	6,030	16,067
Applicable tax charge at the statutory tax rate of 25.0% (2014: 25.0%)	1,508	4,017
Adjustments in respect of prior periods	–	(6)
Tax effects of:
Income not subject to tax	(1,538)	(4,038)
Expenses not deductible for tax purposes	8	7
Other	23	8
Taxation charge/(credit)	1	(12)

Taxes payable are reported within accounts payable and accrued liabilities (see Note 7).

DEFERRED TAX ASSETS		$ MILLION
	2015	2014
At January 1	493	565
Recognised in income	(1)	12
Other movements	(54)	(84)
At December 31	438	493

Deferred tax assets are recognised principally in respect of tax losses, which are available for relief against future taxable profits for up to nine years from the year in which the losses were incurred.

9 FINANCIAL INSTRUMENTS

Financial assets and liabilities in the Company’s Balance Sheet comprise cash and cash equivalents (see Note 6), accounts receivable (see Note 5) and certain amounts reported within accounts payable and accrued liabilities (see Note 7). The fair value of financial assets and liabilities at December 31, 2015, and 2014, approximates their carrying amount.

Information on financial risk management is presented in Note 19 to the Consolidated Financial Statements. Foreign currency derivatives are used by the Company to manage foreign exchange risk. Foreign exchange risk arises when certain transactions are denominated in a currency that is not the Company’s functional currency. There were no derivative financial instruments held at December 31, 2015, or December 31, 2014.

10 SHARE CAPITAL

ISSUED AND FULLY PAID			NUMBER OF SHARES
	Ordinary shares of €0.07 each		Sterling deferred shares of £1 each
	A	B
At January 1, 2015	3,907,302,393	2,440,410,614	50,000
Scrip dividends	96,336,688	–	–
Repurchases of shares	(12,717,512)	–	–
At December 31, 2015	3,990,921,569	2,440,410,614	50,000
At January 1, 2014	3,898,011,213	2,472,839,187	50,000
Scrip dividends	64,568,758	–	–
Repurchases of shares	(55,277,578)	(32,428,573)	–
At December 31, 2014	3,907,302,393	2,440,410,614	50,000

	FINANCIAL STATEMENTS AND SUPPLEMENTS	179
SHELL ANNUAL REPORT AND FORM 20-F 2015	PARENT COMPANY FINANCIAL STATEMENTS

NOMINAL VALUE			$ MILLION
	Ordinary shares of €0.07 each		Total
	A	B
At January 1, 2015	334	206	540
Scrip dividends	7	–	7
Repurchases of shares	(1)	–	(1)
At December 31, 2015	340	206	546
At January 1, 2014	333	209	542
Scrip dividends	6	–	6
Repurchases of shares	(5)	(3)	(8)
At December 31, 2014	334	206	540

The total nominal value of sterling deferred shares is less than $1 million.

A and B shares repurchased in 2015 and 2014 under the Company’s share buyback programme were all cancelled.

At the Company’s Annual General Meeting (AGM) on May 19, 2015, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2016, and the end of the AGM to be held in 2016, unless previously renewed, revoked or varied by the Company in a general meeting.

B shares rank equally in all respects with A shares except for the dividend access mechanism described below. The Company and Shell Transport can procure the termination of the dividend access mechanism at any time. Upon such termination, B shares will form one class with A shares ranking equally in all respects and A and B shares will be known as ordinary shares without further distinction.

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

DESCRIPTION OF DIVIDEND ACCESS MECHANISM DURING THE YEAR

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

OPERATION OF THE DIVIDEND ACCESS MECHANISM DURING THE YEAR

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

180	FINANCIAL STATEMENTS AND SUPPLEMENTS
	PARENT COMPANY FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

[Note 10 continued]

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

11 OTHER RESERVES

	$ MILLION
	Merger Reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Total
At January 1, 2015	200,338	154	83	1,170	201,745
Scrip dividends	(7)	–	–	–	(7)
Repurchases of shares	–	–	1	–	1
Share-based compensation	–	–	–	(65)	(65)
At December 31, 2015	200,331	154	84	1,105	201,674
At January 1, 2014	200,344	154	75	1,325	201,898
Scrip dividends	(6)	–	–	–	(6)
Repurchases of shares	–	–	8	–	8
Share-based compensation	–	–	–	(155)	(155)
At December 31, 2014	200,338	154	83	1,170	201,745

The merger reserve was established as a consequence of the Company becoming the single parent company of Royal Dutch and Shell Transport and represented the difference between the cost of the investment in those companies and the nominal value of shares issued in exchange for those investments as required by the prevailing legislation at that time, section 131 of the Companies Act 1985.

On January 6, 2006, loan notes were converted into 4,827,974 A shares. The difference between the carrying value of the loan notes and the nominal value of the new shares issued was credited to the share premium reserve. The capital redemption reserve was established in connection with repurchases of shares of the Company. The share plan reserve is in respect of equity-settled share-based compensation plans (refer to Note 21 to the Consolidated Financial Statements).

12 DIVIDENDS

Refer to Note 23 to the Consolidated Financial Statements.

13 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

Refer to Note 25 to the Consolidated Financial Statements.

14 DIRECTORS AND SENIOR MANAGEMENT

Refer to Note 27 to the Consolidated Financial Statements for the remuneration of Directors of the Company. In 2015, the Company recognised $25 million (2014: $25 million) in administrative expenses for the compensation of Directors and Senior Management.

15 RELATED PARTIES

Information about the Company’s subsidiaries, and whether held directly or indirectly, and other related undertakings (all of which are held indirectly) at December 31, 2015, is set out in Exhibit 8.

				$ MILLION
	Amounts due from subsidiaries (See Note 5)		Amounts due to subsidiaries (See Note 7)
	2015	2014	2015	2014
Shell Petroleum	19,002	20,650	425	455
Shell Treasury Luxembourg Sarl	–	–	3,738	1,724
Other	4	2	15	–
Total	19,006	20,652	4,178	2,179

	FINANCIAL STATEMENTS AND SUPPLEMENTS	181
SHELL ANNUAL REPORT AND FORM 20-F 2015	PARENT COMPANY FINANCIAL STATEMENTS

The amount due from Shell Petroleum, which is denominated in dollars, is repayable on demand. Interest is calculated at US LIBOR less 0.103% and interest income was $5 million in 2015 (2014: less than $1 million).

The net amount due to Shell Treasury Luxembourg Sarl at December 31, 2015, comprises an interest-bearing receivable of €14,278 million (2014: €15,537 million) and an interest-bearing payable of $19,334 million (2014: $20,610 million). Interest on euro balances is calculated at Euro OverNight Index Average (EONIA) less 0.1% (2014: EONIA less 0.1%) and on dollar balances at US LIBOR (2014: US LIBOR). Net interest expense on these balances in 2015 was $28 million (2014: $7 million).

Other transactions and balances

The Company enters into forward and spot foreign currency contracts with Treasury companies, which are subsidiaries. There were no open foreign currency contracts at December 31, 2015, or December 31, 2014.

The Company settles general and administrative expenses of the Trust, including the auditor’s remuneration.

The Company has guaranteed contractual payments totalling $49,475 million at December 31, 2015 (2014: $34,826 million), and related interest in respect of listed debt issued by Shell International Finance B.V.

16 AUDITOR’S REMUNERATION

Refer to Note 28 to the Consolidated Financial Statements.

17 ACQUISITION OF BG GROUP PLC

On February 15, 2016, the Company acquired all the voting rights in BG Group plc by means of a Scheme of Arrangement under Part 26 of the Act in exchange for cash of £13.1 billion ($19.0 billion) and 218.7 million A shares and 1,305.1 million B shares issued with a total fair value of $34.1 billion. The fair value of the shares issued was calculated using the market price of the Company’s A and B shares of 1,545.0 and 1,538.5 pence, respectively, on the London Stock Exchange at its opening of business on February 15, 2016.

182	FINANCIAL STATEMENTS AND SUPPLEMENTS
	INDEPENDENT AUDITORS’ REPORT TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST	SHELL ANNUAL REPORT AND FORM 20-F 2015

INDEPENDENT AUDITORS’ REPORT TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

REPORT ON THE FINANCIAL STATEMENTS

Our opinion

In our opinion the Financial Statements of the Royal Dutch Shell Dividend Access Trust (the Trust):

■	give a true and fair view of the state of the Trust’s affairs as at December 31, 2015, and of its income and cash flows for the year then ended; and
■	have been properly prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

Separate opinion in relation to IFRS as issued by the International Accounting Standards Board (IASB)

As explained in Note 2 to the Royal Dutch Shell Dividend Access Trust Financial Statements, the Trust, in addition to complying with its legal obligation to apply IFRS as adopted by the European Union, has also applied IFRS as issued by the IASB.

In our opinion the Royal Dutch Shell Dividend Access Trust Financial Statements comply with IFRS as issued by the IASB.

What we have audited

The Royal Dutch Shell Dividend Access Trust Financial Statements comprise:

■	the Royal Dutch Shell Dividend Access Trust Statement of Income and the Royal Dutch Shell Dividend Access Trust Statement of Comprehensive Income for the year ended December 31, 2015;
■	the Royal Dutch Shell Dividend Access Trust Balance Sheet as at December 31, 2015;
■	the Royal Dutch Shell Dividend Access Trust Statement of Changes in Equity for the year ended December 31, 2015;
■	the Royal Dutch Shell Dividend Access Trust Statement of Cash Flows for the year ended December 31, 2015; and
■	the Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements, which include a summary of significant accounting policies and other explanatory information.

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

What an audit of Dividend Access Trust financial statements involves

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

We primarily focus our work in these areas by assessing the Trustees’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the Royal Dutch Shell Dividend Access Trust Financial Statements.

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

	FINANCIAL STATEMENTS AND SUPPLEMENTS	183
SHELL ANNUAL REPORT AND FORM 20-F 2015	INDEPENDENT AUDITORS’ REPORT TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

This report, including the opinions, has been prepared for and only for the Trustee as a body and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers CI LLP

Chartered Accountants

Jersey, Channel Islands

March 9, 2016

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2015 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2015.

184	FINANCIAL STATEMENTS AND SUPPLEMENTS
	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	SHELL ANNUAL REPORT AND FORM 20-F 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST AND THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC.

In our opinion, the accompanying Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows, and the related Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements present fairly, in all material respects, the financial position of the Royal Dutch Shell Dividend Access Trust (the Trust) at December 31, 2015 and December 31, 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union. Also in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trustee and the management of Royal Dutch Shell plc are responsible for these Financial Statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Trustee’s and Management’s Report on Internal Control over Financial Reporting of the Royal Dutch Shell Dividend Access Trust set out on pages 185-189. Our responsibility is to express opinions on these Financial Statements and on the Trust’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers CI LLP

Jersey, Channel Islands

March 9, 2016

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2015 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2015.

	FINANCIAL STATEMENTS AND SUPPLEMENTS	185
SHELL ANNUAL REPORT AND FORM 20-F 2015	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

186	Statement of Income
186	Statement of Comprehensive Income
186	Balance Sheet
187	Statement of Changes in Equity
187	Statement of Cash Flows
188	Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements
188	Note 1 The Trust
188	Note 2 Basis of preparation
188	Note 3 Accounting policies
188	Note 4 Unclaimed dividends
188	Note 5 Capital account
188	Note 6 Distributions made
189	Note 7 Related parties
189	Note 8 Auditor’s remuneration

186	FINANCIAL STATEMENTS AND SUPPLEMENTS
	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

STATEMENT OF INCOME	£ MILLION

	2015	2014	2013
Dividend income	2,726	2,470	2,361
Income before taxation and for the period	2,726	2,470	2,361

STATEMENT OF COMPREHENSIVE INCOME	£ MILLION

	2015	2014	2013
Income for the period	2,726	2,470	2,361
Comprehensive income for the period	2,726	2,470	2,361

BALANCE SHEET	£ MILLION

	NOTES	Dec 31, 2015	Dec 31, 2014
Assets
Current assets
Cash and cash equivalents		2	1
Total assets		2	1
Liabilities
Current liabilities
Unclaimed dividends	4	2	1
Total liabilities		2	1
Equity
Capital account	5	–	–
Revenue account		–	–
Total equity		–	–
Total liabilities and equity		2	1

Signed on behalf of Computershare Trustees (Jersey) Limited as Trustee of the Royal Dutch Shell Dividend Access Trust /s/ Karen Kurys	/s/ Martin Fish
Karen Kurys	Martin Fish

March 9, 2016

	FINANCIAL STATEMENTS AND SUPPLEMENTS	187
SHELL ANNUAL REPORT AND FORM 20-F 2015	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

STATEMENT OF CHANGES IN EQUITY	£ MILLION

	NOTES	Capital account	Revenue account	Total equity
At January 1, 2015		–	–	–
Comprehensive income for the period		–	2,726	2,726
Distributions made	6	–	(2,726)	(2,726)
At December 31, 2015		–	–	–
At January 1, 2014		–	–	–
Comprehensive income for the period		–	2,470	2,470
Distributions made	6	–	(2,470)	(2,470)
At December 31, 2014		–	–	–
At January 1, 2013		–	–	–
Comprehensive income for the period		–	2,361	2,361
Distributions made	6	–	(2,361)	(2,361)
At December 31, 2013		–	–	–

STATEMENT OF CASH FLOWS	£ MILLION

	2015	2014	2013
Cash flow from operating activities
Income for the period	2,726	2,470	2,361
Adjustment for:
Dividends received	(2,726)	(2,470)	(2,361)
Net cash from operating activities	–	–	–
Cash flow from investing activities
Dividends received	2,726	2,470	2,361
Net cash from investing activities	2,726	2,470	2,361
Cash flow from financing activities
Cash distributions made	(2,725)	(2,470)	(2,361)
Net cash used in financing activities	(2,725)	(2,470)	(2,361)
Change in cash and cash equivalents	1	–	–
Cash and cash equivalents at January 1	1	1	1
Cash and cash equivalents at December 31	2	1	1

188	FINANCIAL STATEMENTS AND SUPPLEMENTS
	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS	SHELL ANNUAL REPORT AND FORM 20-F 2015

NOTES TO THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

1 THE TRUST

The Royal Dutch Shell Dividend Access Trust (the Trust) was established on May 19, 2005, by The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited (Shell Transport), and Royal Dutch Shell plc (the Company). The Trust is governed by the applicable laws of England and Wales and is resident and domiciled in Jersey. The Trust is not subject to taxation. The Trustee of the Trust is Computershare Trustees (Jersey) Limited, registration number 92182 (the Trustee), Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES. The Trust was established as part of a dividend access mechanism.

A dividend access share has been issued by Shell Transport to the Trustee. Following the announcement of a dividend by the Company on the B shares, Shell Transport may declare a dividend on the dividend access share.

The primary purposes of the Trust are to receive, on behalf of the B shareholders of the Company and in accordance with their respective holdings of B shares in the Company, any amounts paid by way of dividend on the dividend access share and to pay such amounts to the B shareholders on the same pro rata basis. The Trust is not subject to significant market risk, credit risk or liquidity risk.

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

The Financial Statements have been prepared under the historical cost convention. The accounting policies described in Note 3 have been applied consistently in all periods presented.

The Financial Statements were approved and authorised for issue by the Trustee on March 9, 2016.

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Trust’s accounting policies. Actual results may differ from these estimates.

The financial results of the Trust are included in the Consolidated and Parent Company Financial Statements on pages 115-152 and pages 173-181 respectively.

3  ACCOUNTING POLICIES

The Trust’s accounting policies generally follow those of Shell as set out in Note 2 to the Consolidated Financial Statements. The following are Trust-specific policies.

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

Distributions made

Amounts are recorded as distributed once a wire transfer or cheque is issued. To the extent that cheques expire or are returned unpresented, the Trust records a liability for unclaimed dividends and a corresponding amount of cash.

4 UNCLAIMED DIVIDENDS

Unclaimed dividends of £1,725,047 (2014: £1,497,815) include any dividend cheque payments that have expired or have been returned unpresented.

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

	FINANCIAL STATEMENTS AND SUPPLEMENTS	189
SHELL ANNUAL REPORT AND FORM 20-F 2015	ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

7 RELATED PARTIES

The Trust received dividend income of £2,726 million (2014: £2,470 million; 2013: £2,361 million) in respect of the dividend access share. The Trust made distributions of £2,726 million (2014: £2,470 million; 2013: £2,361 million) to the B shareholders of the Company.

The Company pays the general and administrative expenses of the Trust, including the auditor’s remuneration.

8 AUDITOR’S REMUNERATION

Auditor’s remuneration for 2015 audit services was £33,750 (2014: £33,750; 2013: £33,750).

190	ADDITIONAL INFORMATION
	SHAREHOLDER INFORMATION	SHELL ANNUAL REPORT AND FORM 20-F 2015

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

A and B American Depositary Shares (ADSs) are listed on the New York Stock Exchange [A]. A depositary receipt is a certificate that evidences ADSs. Depositary receipts are issued, cancelled and exchanged at the office of The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, USA, as depositary (the Depositary) under a deposit agreement between the Company, the Depositary and the holders of ADSs. Each ADS represents two €0.07 shares of Royal Dutch Shell plc deposited under the agreement. More information relating to ADSs is given on page 194.

[A] At February 12, 2016, 452,302,640 A ADSs and 186,894,163 B ADSs were outstanding, representing 23% and 15% of the respective share capital class, held by 6,360 and 867 holders of record with an address in the USA, respectively. In addition to holders of ADSs, at February 12, 2016, 70,267 A shares and 639,157 B shares of €0.07 each were outstanding, representing 0.002% and 0.026% of the respective share capital class, held by 128 and 804 holders of record registered with an address in the USA, respectively.

LISTING INFORMATION
	A shares	B shares
Ticker symbol London	RDSA	RDSB
Ticker symbol Amsterdam	RDSA	RDSB
Ticker symbol New York (ADS [A])	RDS.A	RDS.B
ISIN Code	GB00B03MLX29	GB00B03MM408
CUSIP	G7690A100	G7690A118
SEDOL Number London	B03MLX2	B03MM40
SEDOL Number Euronext	B09CBL4	B09CBN6
Weighting on FTSE at 31/12/15	3.73%	2.33%
Weighting on AEX at 31/12/15	12.64%	not included

[A] Each A ADS represents two A shares of €0.07 each and each B ADS represents two B shares of €0.07 each.

SHARE CAPITAL

The issued and fully paid share capital of the Company at February 12, 2016, was as follows:

SHARE CAPITAL
	Issued and fully paid
	Number	Nominal value
Ordinary shares of €0.07 each
A shares	3,990,921,569	€279,364,510
B shares	2,440,410,614	€170,828,743
Sterling deferred shares of £1 each	50,000	£50,000

The Directors may only allot new ordinary shares if they have authority from shareholders to do so. The Company seeks to renew this authority annually at its Annual General Meeting (AGM). Under the resolution passed at the Company’s 2015 AGM, the Directors were granted authority to allot ordinary shares up to an aggregate nominal amount equivalent to approximately one-third of the issued ordinary share capital of the Company (in line with the guidelines issued by institutional investors).

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

At December 31, 2015, trusts and trust-like entities holding shares for the benefit of employee share plans of Shell held (directly and indirectly) 33.8 million shares of the Company with an aggregate market value of $775 million and an aggregate nominal value of €2.4 million.

	ADDITIONAL INFORMATION	191
SHELL ANNUAL REPORT AND FORM 20-F 2015	SHAREHOLDER INFORMATION

SIGNIFICANT SHAREHOLDINGS

The Company’s A and B shares have identical voting rights, and accordingly the Company’s major shareholders do not have different voting rights.

Significant direct shareholdings

Direct holdings of 3% or more of A and B shares combined held by registered members representing the interests of underlying investors at December 31, 2015, are given below.

DIRECT SHAREHOLDINGS
		A shares	B shares		Total
	Number	%	Number	%	Number	%
Euroclear Nederland	1,846,211,701	46.26	14,219,008	0.58	1,860,430,709	28.93
BNY (Nominees) Limited	725,432,962	18.18	348,545,326	14.28	1,073,978,288	16.70
Chase Nominees Limited	54,043,249	1.35	165,989,952	6.80	220,033,201	3.42
State Street Nominees Limited (OM02)	100,320,754	2.51	105,993,280	4.34	206,314,034	3.21

Significant indirect shareholdings

Interests of investors with 3% or more of A and B shares combined at December 31, 2015, are given below.

INDIRECT SHAREHOLDINGS
		A shares	B shares		Total
	Number	%	Number	%	Number	%
Blackrock, Inc.	268,988,292	6.74	207,391,590	8.50	476,379,882	7.41
The Capital Group Companies, Inc.	65,117,539	1.63	188,025,528	7.70	253,143,067	3.94
The Vanguard Group Inc.	137,755,309	3.45	81,750,203	3.35	219,505,512	3.41
Legal And General Investment Management Limited	124,940,639	3.13	80,170,180	3.29	205,110,819	3.19

NOTIFICATION OF MAJOR SHAREHOLDINGS

During the year ended December 31, 2015, the Company was notified by the following investor of its interests in the Company’s shares pursuant to Disclosure and Transparency Rule 5.

INVESTOR
	Date of notification	A shares		B shares		Total
		Number	%	Number	%	Number	%
The Capital Group Companies, Inc.	January 13, 2015	66,253,448	1.70	187,698,386	7.69	253,951,834	4.00
The Capital Group Companies, Inc.	September 10, 2015	65,400,844	1.67	188,324,131	7.72	253,724,975	3.99

The Company did not receive any further notifications pursuant to Disclosure and Transparency Rule 5 in the period from December 31, 2015, to February 12, 2016 (being a date not more than one month prior to the date of the Company’s Notice of Annual General Meeting).

192	ADDITIONAL INFORMATION
	SHAREHOLDER INFORMATION	SHELL ANNUAL REPORT AND FORM 20-F 2015

SHAREHOLDER INFORMATION CONTINUED

DIVIDENDS

The following tables show the dividends on each class of share and each class of ADS for the years 2011-2015.

A AND B SHARES					$
	2015	2014	2013	2012	2011
Q1	0.47	0.47	0.45	0.43	0.42
Q2	0.47	0.47	0.45	0.43	0.42
Q3	0.47	0.47	0.45	0.43	0.42
Q4	0.47	0.47	0.45	0.43	0.42
Total announced in respect of the year	1.88	1.88	1.80	1.72	1.68

A SHARES					€ [A]
	2015	2014	2013	2012	2011
Q1	0.42	0.35	0.34	0.35	0.29
Q2	0.42	0.36	0.34	0.34	0.29
Q3	0.43	0.38	0.33	0.33	0.32
Q4	[B]	0.43	0.32	0.33	0.32
Total announced in respect of the year	[B]	1.53	1.34	1.35	1.22
Amount paid during the year	1.71	1.42	1.34	1.34	1.20

[A] Euro equivalent, rounded to the nearest euro cent.

[B] The euro equivalent announcement date is March 11, 2016, which therefore is also the date when the total announced in respect of the year can be calculated.

B SHARES				PENCE [A]
	2015	2014	2013	2012	2011
Q1	30.75	28.03	28.99	27.92	25.71
Q2	30.92	29.09	28.67	27.08	25.77
Q3	31.07	30.16	27.51	26.86	27.11
Q4	[B]	31.20	26.88	28.79	26.74
Total announced in respect of the year	[B]	118.48	112.05	110.65	105.33
Amount paid during the year	123.94	114.16	113.96	108.60	104.41
[A] Sterling equivalent. [B] The sterling equivalent announcement date is March 11, 2016, which therefore is also the date when the total announced in respect of the year can be calculated.
A AND B ADSs					$
	2015	2014	2013	2012	2011
Q1	0.94	0.94	0.90	0.86	0.84
Q2	0.94	0.94	0.90	0.86	0.84
Q3	0.94	0.94	0.90	0.86	0.84
Q4	0.94	0.94	0.90	0.86	0.84
Total announced in respect of the year	3.76	3.76	3.60	3.44	3.36
Amount paid during the year	3.76	3.72	3.56	3.42	3.36

	ADDITIONAL INFORMATION	193
SHELL ANNUAL REPORT AND FORM 20-F 2015	SHAREHOLDER INFORMATION

HIGH, LOW AND YEAR-END SHARE PRICES

The following tables show the high, low and year-end prices, taken directly from the respective securities exchange, of the Company’s registered ordinary shares:

■	of €0.07 nominal value on the London Stock Exchange;
■	of €0.07 nominal value on Euronext Amsterdam; and
■	in the form of ADSs on the New York Stock Exchange (ADSs do not have a nominal value).

ANNUAL SHARE PRICES
	Euronext Amsterdam A shares			New York Stock Exchange A ADSs
	High €	Low €	Year-end €	High $	Low $	Year-end $
2011	28.40	20.12	28.15	77.96	57.97	73.09
2012	29.18	24.30	25.98	74.51	60.62	68.95
2013	27.06	23.40	25.91	73.00	62.65	71.27
2014	31.13	24.30	27.66	83.42	60.84	66.95
2015	29.59	19.58	21.10	67.16	43.26	45.79
	London Stock Exchange B shares			New York Stock Exchange B ADSs
	High pence	Low pence	Year-end pence	High $	Low $	Year-end $
2011	2,476	1,768	2,454	78.75	58.42	76.01
2012	2,499	2,020	2,175	77.52	63.05	70.89
2013	2,375	2,070	2,280	75.18	65.02	75.11
2014	2,614	1,985	2,233	88.13	62.11	69.56
2015	2,315	1,423	1,543	70.15	43.51	46.04

QUARTERLY SHARE PRICES
	Euronext Amsterdam A shares		London Stock Exchange B shares		New York Stock Exchange A ADSs		New York Stock Exchange B ADSs
	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $
2014
Q1	26.96	25.01	2,385	2,183	74.17	67.75	80.07	71.42
Q2	30.65	26.36	2,614	2,327	82.86	72.94	87.59	77.51
Q3	31.13	29.43	2,599	2,407	83.42	75.77	88.13	78.77
Q4	30.24	24.30	2,436	1,985	75.77	60.84	78.76	62.11
2015
Q1	29.59	25.75	2,315	2,004	67.16	56.82	70.15	59.33
Q2	29.50	25.37	2,210	1,807	64.46	56.50	65.98	56.85
Q3	27.14	20.27	1,920	1,503	59.16	45.81	59.52	45.92
Q4	25.51	19.58	1,864	1,423	56.41	43.26	57.28	43.51

MONTHLY SHARE PRICES
	Euronext Amsterdam A shares		London Stock Exchange B shares		New York Stock Exchange A ADSs		New York Stock Exchange B ADSs
	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $
2015
September	23.66	20.27	1,728	1,503	52.26	45.81	52.31	45.92
October	25.11	21.46	1,864	1,574	56.41	47.88	57.28	48.15
November	25.51	22.23	1,803	1,571	55.22	47.79	55.23	47.98
December	24.01	19.58	1,703	1,423	50.73	43.26	51.20	43.51
2016
January	21.39	16.53	1,573	1,261	46.14	35.80	46.41	35.96
February	21.21	18.04	1,660	1,407	46.50	41.05	46.49	41.13

194	ADDITIONAL INFORMATION
	SHAREHOLDER INFORMATION	SHELL ANNUAL REPORT AND FORM 20-F 2015

SHAREHOLDER INFORMATION CONTINUED

METHOD OF HOLDING SHARES OR AN INTEREST IN SHARES

There are several ways in which Royal Dutch Shell plc registered shares or an interest in these shares can be held, including:

■	directly as registered shares either in uncertificated form or in certificated form in a shareholder’s own name;
■	indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act (“Wet giraal effectenverkeer”) is applicable);
■	through the Royal Dutch Shell Corporate Nominee; and
■	as a direct or indirect holder of either an A or a B ADS with the Depositary.

AMERICAN DEPOSITARY SHARES

The Depositary is the registered shareholder of the shares underlying the A or B ADSs and enjoys the rights of a shareholder under the Articles. Holders of ADSs will not have shareholder rights. The rights of the holder of an A or a B ADS are specified in the respective Depositary agreements with the Depositary and are summarised below.

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

Fees paid by holders of ADSs

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. (See page 195.)

Reimbursements to the Company

The Bank of New York Mellon, as Depositary, has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the ADS programme. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay certain legal expenses and the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain costs associated with the AGM, investor relationship programmes and special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. From January 1, 2015, to February 12, 2016, the Company received $7,337,285 from the Depositary.

SCRIP DIVIDEND PROGRAMME

The Scrip Dividend Programme, which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends (if approved by the Board), was reintroduced with effect from the first quarter 2015 interim dividend onwards [A] [B]. More information can be found at www.shell.com/scrip.

[A] The Scrip Dividend Programme had been cancelled with effect from the second quarter 2014 interim dividend onwards.

[B] Only new A shares are issued under the programme, including to shareholders who held B shares.

	ADDITIONAL INFORMATION	195
SHELL ANNUAL REPORT AND FORM 20-F 2015	SHAREHOLDER INFORMATION

Persons depositing or withdrawing shares must pay:	For:
$5.00 or less per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including those resulting from a distribution of shares, rights or other property;
Cancellation of ADSs for the purpose of their withdrawal, including if the deposit agreement terminates; and
Distribution of securities to holders of deposited securities by the Depositary to ADS registered holders.
Registration and transfer fees	Registration and transfer of shares on the share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and Converting foreign currency into dollars.
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	As necessary.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Other than those individuals and entities that are subject to European Union sanctions, for example, regarding Syria, there is no legislative or other legal provision currently in force in the UK, the Netherlands or arising under the Articles restricting remittances to non-resident holders of the Company’s ordinary shares or affecting the import or export of capital for use by the Company.

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

Dividends paid on the dividend access share

There is no Dutch withholding tax on dividends on B shares or B ADSs provided that such dividends are paid on the dividend access share pursuant to the dividend access mechanism (see “Dividend access mechanism for B shares” on pages 78-79). Dividends paid on the dividend access share are treated as UK-source for tax purposes and there is no UK withholding tax on them. Also, under UK law, individual shareholders resident in the UK are entitled to a UK tax credit with dividends paid on the dividend access share. The amount of the UK tax credit is 10/90ths of the cash dividend; it is not repayable when it exceeds the individual’s UK tax liability. In 2015, all dividends with respect to B shares and B ADSs were paid on the dividend access share pursuant to the dividend access mechanism.

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

Scrip Dividend Programme

The Scrip Dividend Programme enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends (if approved by the Board). Only new A shares are issued under the programme, including to shareholders who held B shares. The tax consequences of electing to receive new A shares in place of a cash dividend depends on individual circumstances.

196	ADDITIONAL INFORMATION
	SHAREHOLDER INFORMATION	SHELL ANNUAL REPORT AND FORM 20-F 2015

SHAREHOLDER INFORMATION CONTINUED

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

Dutch succession duty and gift taxes

Shares of a Dutch tax-resident company held by an individual who is not a resident or a deemed resident of the Netherlands will generally not be subject to succession duty in the Netherlands on the individual’s death.

A gift of shares of a Dutch tax-resident company by an individual who is not a resident or a deemed resident of the Netherlands is generally not subject to Dutch gift tax.

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

	ADDITIONAL INFORMATION	197
SHELL ANNUAL REPORT AND FORM 20-F 2015	SECTION 13(R) OF THE US SECURITIES EXCHANGE ACT OF 1934 DISCLOSURE

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

In 2015, we paid $170,432 to the Iranian Ministry of Finance, consisting of a final settlement of corporate income tax related to the financial year ended December 31, 2013.

We paid $6,113 to the Iranian Ministry of Finance, consisting of a final settlement of salary and withholding taxes related to the financial year ended December 31, 2013 and withholding taxes related to the first quarter of 2015.

We paid $102 in stamp duties to the Iranian Ministry of Finance.

We paid $7,866 to the Iranian Ministry of Finance for VAT claims related to the financial year ended December 31, 2009.

These payments were made through our Iranian accountant Bayat Rayan. We paid $58,778 to our Iranian accountant Bayat Rayan for accounting and tax related services. These payments were made through cheques guaranteed by Bank Karafarin.

These transactions did not generate gross revenue or net profit. We expect to make additional payments in support of the liquidation process of our legal entities in Iran. However, as a result of the suspension of US and European Union (EU) sanctions, we are currently considering potential opportunities in Iran, which may lead us to suspend or stop the liquidation process in the future.

We maintain accounts with Bank Karafarin where our cash deposits (balance of $3.0 million at December 31, 2015) generated non-taxable interest income of $0.5 million in 2015. We paid $2 in bank charges to Bank Karafarin.

Payments to the Iranian Civil Aviation Authority for the clearance of overflight permits for Shell aircraft over Iranian airspace amounted to $10,278 in 2015. There was no gross revenue or net profit associated with these transactions. On occasion, our aircraft may be routed over Iran and therefore these payments may continue in the future.

In Downstream, through our subsidiary Deheza S.A.I.C.F.el., we provided retail services in December 2015 to the Iranian Embassy in Argentina. This transaction generated a gross revenue of $42 and an estimated net profit of $8. We have no contractual agreement with this embassy.

After the suspension of US and EU sanctions, we made a series of payments in February and March 2016, totalling €1,770 million ($1,942 million), to settle the payable amount for oil cargoes purchased from the National Iranian Oil Company (NIOC) prior to EU sanctions.

At March 9, 2016, we have the following amounts outstanding with NIOC: a net payable of $0.4 million in respect of demurrage and a receivable of $10.5 million associated with our previous Upstream activities conducted prior to the EU sanctions. We intend to resolve these outstanding balances in the near future.

During 2015, Shell officials met Iranian officials in Tehran. They discussed Shell’s then outstanding debt to NIOC and potential areas for cooperation should sanctions be lifted. Shell officials also attended a conference in Iran, for which a conference fee of $4,518 will be paid to IICIC (Iranian Inc for Contemporary International Conferences & Fairs).

In order to obtain visas for these officials, an amount of $699 was paid to the Iranian Embassy in the Netherlands, an amount of $408 was paid to the Iran Consulate in Dubai, United Arab Emirates, and $59 was paid to the Iranian Consulate in Pakistan. There was no gross revenue or net profit associated with these transactions. We expect to continue discussions with Iranian officials and therefore similar payments may continue in the future.

198	ADDITIONAL INFORMATION
	NON-GAAP MEASURES RECONCILIATIONS AND OTHER DEFINITIONS	SHELL ANNUAL REPORT AND FORM 20-F 2015

NON-GAAP MEASURES RECONCILIATIONS AND OTHER DEFINITIONS

EARNINGS ON A CURRENT COST OF SUPPLIES BASIS

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. The current cost of supplies adjustment does not impact our net cash from operating activities in the “Consolidated Statement of Cash Flows”.

RECONCILIATION OF CCS EARNINGS TO INCOME FOR THE PERIOD					$ MILLION
	2015	2014	2013	2012	2011
Earnings on a current cost of supplies basis (CCS earnings)	4,155	19,096	16,879	27,423	28,738
Attributable to non-controlling interest	(313)	(55)	(134)	(259)	(205)
Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders	3,842	19,041	16,745	27,164	28,533
Current cost of supplies adjustment	(1,955)	(4,366)	(353)	(463)	2,355
Non-controlling interest	52	199	(21)	11	(62)
Income attributable to Royal Dutch Shell plc shareholders	1,939	14,874	16,371	26,712	30,826
Non-controlling interest	261	(144)	155	248	267
Income for the period	2,200	14,730	16,526	26,960	31,093
CAPITAL INVESTMENT Capital investment is a measure used to make decisions about allocating resources and assessing performance.
RECONCILIATION OF CAPITAL INVESTMENT TO CAPITAL EXPENDITURE					$ MILLION
	2015	2014	2013	2012	2011
Capital investment
Upstream	23,527	31,293	40,303	31,179	23,363
Downstream	5,119	5,910	5,528	5,454	7,548
Corporate	215	136	210	128	140
Total	28,861	37,339	46,041	36,761	31,051
Investments in joint ventures and associates	(896)	(1,426)	(1,538)	(3,028)	(1,886)
Exploration expense, excluding exploration wells written off	(2,948)	(2,244)	(2,506)	(2,114)	(1,462)
Finance leases and other [A]	1,114	(1,993)	(2,022)	1,565	(1,612)
Capital expenditure [A]	26,131	31,676	39,975	33,184	26,091

[A] Reflects a minor change to the definition with effect from 2015 which has no overall impact on net cash used in investing activities in the “Consolidated Statement of Cash Flows”. Comparative information has been reclassified.

DIVESTMENTS

“Divestments” is a measure used to monitor the progress of our divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Upstream and Downstream investments, adjusted onto an accruals basis, and proceeds from sale of interests in Shell Midstream Partners, L.P.

DIVESTMENTS					$ MILLION
	2015	2014	2013	2012	2011
Proceeds from sale of property, plant and equipment and businesses [A]	4,720	9,873	1,212	6,346	6,990
Proceeds from sale of joint ventures and associates [A]	276	4,163	538	698	468
Other [A]	(664)	(765)	(558)	522	(120)
Proceeds from sale of interests in Shell Midstream Partners, L.P. [B]	595	1,012	–	–	–
Other [C]	613	736	546	(608)	210
Total	5,540	15,019	1,738	6,958	7,548
Of which
Upstream	2,747	10,589	1,086	5,859	4,280
Downstream	2,282	4,410	643	1,179	3,206
Corporate	511	20	9	(80)	62

[A] Included within Cash flow from investing activities in the “Consolidated Statement of Cash Flows”.

[B] Included within “Change in non-controlling interest” in Cash flow from financing activities in the “Consolidated Statement of Cash Flows”.

[C] Mainly changes in non-current receivables included within Other (above), which are not considered to be divestments.

	ADDITIONAL INFORMATION	199
SHELL ANNUAL REPORT AND FORM 20-F 2015	NON-GAAP MEASURES RECONCILIATIONS AND OTHER DEFINITIONS

OPERATING EXPENSES

OPERATING EXPENSES					$ MILLION
	2015	2014	2013	2012	2011
Production and manufacturing expenses	28,095	30,038	28,386	26,215	26,553
Selling, distribution and administrative expenses	11,956	13,965	14,675	14,465	14,359
Research and development	1,093	1,222	1,318	1,307	1,123
Total	41,144	45,225	44,379	41,987	42,035
Of which
Upstream	19,828	22,003	20,612	18,434	17,539
Downstream	20,816	22,701	23,292	22,837	24,052
Corporate	500	521	475	716	444

RETURN ON AVERAGE CAPITAL EMPLOYED

Return on average capital employed (ROACE) measures the efficiency of our utilisation of the capital that we employ. In this calculation, ROACE is defined as income for the period adjusted for after-tax interest expense as a percentage of the average capital employed for the period. Capital employed consists of total equity, current debt and non-current debt.

CALCULATION OF RETURN ON AVERAGE CAPITAL EMPLOYED					$ MILLION
	2015	2014	2013	2012	2011
Income for the period	2,200	14,730	16,526	26,960	31,093
Interest expense after tax	2,030	938	808	938	769
Income before interest expense	4,230	15,668	17,334	27,898	31,862
Capital employed – opening	218,326	225,710	213,936	197,141	186,552
Capital employed – closing	222,500	218,326	225,710	213,936	197,141
Capital employed – average	220,413	222,018	219,823	205,539	191,847
ROACE	1.9%	7.1%	7.9%	13.6%	16.6%

200	ADDITIONAL INFORMATION
	INDEX TO THE EXHIBITS	SHELL ANNUAL REPORT AND FORM 20-F 2015

INDEX TO THE EXHIBITS

Exhibit No.	Description	Page
1.1	Memorandum of Association of Royal Dutch Shell plc, together with a special resolution of Royal Dutch Shell plc dated May 18, 2010, (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form F-3 (No. 333-177588) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on October 28, 2011).
1.2	Articles of Association of Royal Dutch Shell plc, together with a special resolution of Royal Dutch Shell plc dated May 18, 2010, (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form F-3 (No. 333-177588) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on October 28, 2011).
2	Amended and Restated Dividend Access Trust Deed.
4.1	Shell Provident Fund Regulations and Trust Agreement (incorporated by reference to Exhibit 4.7 to the Post-Effective Amendment to Registration Statement on Form S-8 (No. 333-126715) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on June 18, 2007).
4.2	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.3 to the Annual Report for the fiscal year ended December 31, 2005, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on March 13, 2006).
4.3	Senior Debt Securities Indenture dated June 27, 2006, among Shell International Finance B.V., as issuer, Royal Dutch Shell plc, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-3 (No. 333-126726) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on July 20, 2005, amended from then to be dated as of June 27, 2006, and with the parties signatures).
4.4	Form of contract of employment for Executive Directors (incorporated by reference to Exhibit 4.5 to the Annual Report for fiscal year ended December 31, 2013, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on March 13, 2014).
4.5	Form of Letter of appointments for Non-executive Directors (incorporated by reference to Exhibit 4.11 to the Annual Report for fiscal year ended December 31, 2006, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on March 13, 2007).
7.1	Calculation of Ratio of Earnings to Fixed Charges.	E1
7.2	Calculation of Return on Average Capital Employed (ROACE) (incorporated by reference to page 199 herein).
7.3	Calculation of gearing (incorporated by reference to page 21 and Note 14 to the Consolidated Financial Statements on page 134 herein).
8	Significant Shell subsidiaries at December 31, 2015.	E2
12.1	Section 302 Certification of Royal Dutch Shell plc.	E19
12.2	Section 302 Certification of Royal Dutch Shell plc.	E20
13.1	Section 906 Certification of Royal Dutch Shell plc.	E21
16.1	Letter from PricewaterhouseCoopers LLP, London.
16.2	Letter from PricewaterhouseCoopers LLP, Jersey, Channel Islands, relating to the Royal Dutch Shell Dividend Access Trust.
99.1	Consent of PricewaterhouseCoopers LLP, London.	E22
99.2	Consent of PricewaterhouseCoopers CI LLP, Jersey, Channel Islands, relating to the Royal Dutch Shell Dividend Access Trust.	E23

	ADDITIONAL INFORMATION	201
SHELL ANNUAL REPORT AND FORM 20-F 2015	SIGNATURES

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.

Royal Dutch Shell plc

/s/ Ben van Beurden

Ben van Beurden
Chief Executive Officer
March 9, 2016

FINANCIAL CALENDAR IN 2016

The Annual General Meeting will be held on May 24, 2016.

	2015 Fourth	2016 First	2016 Second	2016 Third
	quarter [A]	quarter [B]	quarter [B]	quarter [B]
Results announcements	February 4	May 4	July 28	October 27
Interim dividend timetable
Announcement date	February 4 [C]	May 4	July 28	October 27
Ex-dividend date A and B ADSs [D]	February 17	May 18	August 10	November 8
Ex-dividend date A and B shares [D]	February 18	May 19	August 11	November 10
Record date	February 19	May 20	August 12	November 11
Scrip reference share price announcement date	February 25	May 26	August 18	November 17
Closing date for scrip election and currency election [E]	March 4	June 6	August 26	November 25
Euro and sterling equivalents announcement date	March 11	June 13	September 5	December 2
Payment date	March 29	June 27	September 19	December 16
[A] In respect of the financial year ended December 31, 2015.

[B] In respect of the financial year ended December 31, 2016.

[C] The Directors do not propose to recommend any further distribution in respect of 2015.

[D] The London Stock Exchange and Euronext Amsterdam, with effect from October 6, 2014, reduced the standard settlement cycle in accordance with the Regulation of the European Parliament and of the Council on improving securities settlement in the European Union (EU) and on Central Securities Depositories (CSDs) and amending Directive 98/26/EC (the CSD Regulation). The CSD Regulation aims to harmonise EU securities settlement cycles towards a T + 2 cycle. As a result, the ex-dividend dates for A and B shares traded on these markets are one trading day later than A and B ADSs traded in the USA. Record dates are not affected.

[E] Both a different scrip and dividend currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies. A different scrip election date may also apply to registered and non-registered ADS holders. Registered ADS holders can contact The Bank of New York Mellon for the election deadline that applies. Non-registered ADS holders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

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

www.shareview.co.uk

SHAREHOLDER RELATIONS

Royal Dutch Shell plc

Carel van Bylandtlaan 30

2596 HR The Hague

The Netherlands

+31 (0)70 377 1365

+31 (0)70 377 4088

or

Royal Dutch Shell plc

Shell Centre

London SE1 7NA

United Kingdom

+44 (0)20 7934 3363

royaldutchshell.shareholders@shell.com

www.shell.com/shareholder

AMERICAN DEPOSITARY

SHARES (ADSs)

BNY Mellon Shareowner Services

PO Box 30170

College Station, TX 77842-3170

USA

Overnight correspondence to:

BNY Mellon Shareowner Services

211 Quality Circle, Suite 210

College Station, TX 77845

USA

+1 888 737 2377 (USA)

+1 201 680 6825 (international)

shrrelations@cpushareownerservices.com

www.mybnymdr.com

INVESTOR RELATIONS

Royal Dutch Shell plc

PO Box 162

2501 AN The Hague

The Netherlands

+31 (0)70 377 4540

or

Shell Oil Company

Investor Relations

150 N Dairy Ashford

Houston, TX 77079

USA

+1 832 337 2034

ir-europe@shell.com

ir-usa@shell.com

www.shell.com/investor

REPORT ORDERING

order@shell.com

Annual Report/20-F service for US residents

+1 888 301 0504

All our reports are available at	Download our apps at	Check our latest news
http://reports.shell.com	www.shell.com/mobile_and_apps	@Shell

■ Comprehensive financial information	■ Company news	■ Follow @Shell on Twitter
on our activities throughout 2015	■ Service-station locations	■ www.facebook.com/shell
■ Detailed operational information including maps
■ Report on our progress in contributing to sustainable development