Form 20-F
period 2016-12-31
Royal Dutch Shell plc
filed 2017-03-09
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission file number 001-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organisation)

Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands

Tel. no: 011 31 70 377 9111

royaldutchshell.shareholders@shell.com

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares representing two A ordinary shares of the issuer with a nominal value of €0.07 each	New York Stock Exchange
American Depositary Shares representing two B ordinary shares of the issuer with a nominal value of €0.07 each	New York Stock Exchange
1.125% Guaranteed Notes due 2017	New York Stock Exchange
1.25% Guaranteed Notes due 2017	New York Stock Exchange
5.2% Guaranteed Notes due 2017	New York Stock Exchange
Floating Rate Guaranteed Notes due 2017	New York Stock Exchange
1.625% Guaranteed Notes due 2018	New York Stock Exchange
1.9% Guaranteed Notes due 2018	New York Stock Exchange
2.0% Guaranteed Notes due 2018	New York Stock Exchange
Floating Rate Guaranteed Notes due 2018	New York Stock Exchange
1.375% Guaranteed Notes due May 2019	New York Stock Exchange
1.375% Guaranteed Notes due September 2019	New York Stock Exchange
4.3% Guaranteed Notes due 2019	New York Stock Exchange
Floating Rate Guaranteed Notes due 2019	New York Stock Exchange
2.125% Guaranteed Notes due 2020	New York Stock Exchange
2.25% Guaranteed Notes due 2020	New York Stock Exchange
4.375% Guaranteed Notes due 2020	New York Stock Exchange
Floating Rate Guaranteed Notes due 2020	New York Stock Exchange
1.75% Guaranteed Notes due 2021	New York Stock Exchange
1.875% Guaranteed Notes due 2021	New York Stock Exchange
2.375% Guaranteed Notes due 2022	New York Stock Exchange
2.25% Guaranteed Notes due 2023	New York Stock Exchange
3.4% Guaranteed Notes due 2023	New York Stock Exchange
3.25% Guaranteed Notes due 2025	New York Stock Exchange
2.5% Guaranteed Notes due 2026	New York Stock Exchange
2.875% Guaranteed Notes due 2026	New York Stock Exchange
4.125% Guaranteed Notes due 2035	New York Stock Exchange
6.375% Guaranteed Notes due 2038	New York Stock Exchange
5.5% Guaranteed Notes due 2040	New York Stock Exchange
3.625% Guaranteed Notes due 2042	New York Stock Exchange
4.55% Guaranteed Notes due 2043	New York Stock Exchange
4.375% Guaranteed Notes due 2045	New York Stock Exchange
3.75% Guaranteed Notes due 2046	New York Stock Exchange
4.00% Guaranteed Notes due 2046	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: none

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Outstanding as of December 31, 2016:

4,406,063,759 A ordinary shares with a nominal value of €0.07 each.

3,739,277,889 B ordinary shares with a nominal value of €0.07 each.

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

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

Royal Dutch Shell plc

Carel van Bylandtlaan 30

2596 HR, The Hague, The Netherlands

Attn: Linda M. Szymanski

CONTENTS	01	104
	INTRODUCTION	FINANCIAL STATEMENTS
	01 Form 20-F	AND SUPPLEMENTS
	02 Cross reference to Form 20-F	104 Independent Auditors’ Reports related to the Consolidated and Parent Company Financial Statements
04 Terms and abbreviations
05 About this Report
117 Consolidated Financial Statements
	06	153 Supplementary information – oil and gas
	STRATEGIC REPORT	(unaudited)
	06 Chair’s message	171 Parent Company Financial Statements
	07 Chief Executive Officer’s review	180 Independent Auditors’ Reports related to the Royal Dutch Shell Dividend Access Trust Financial Statements
08 Strategy and outlook
10 Business overview
	12 Risk factors	183 Royal Dutch Shell Dividend Access Trust
	16 Market overview	Financial Statements
	18 Summary of results	187
20 Performance indicators
	22 Integrated Gas	ADDITIONAL INFORMATION
	27 Upstream	187 Shareholder information
	33 Oil and Gas Information	194 Section 13(r) of the US Securities
	41 Downstream	Exchange Act of 1934 disclosure
	48 Corporate	195 Non-GAAP measures reconciliations
	49 Liquidity and capital resources	198 Signatures
	53 Environment and society	197 Exhibits
59 Our people

61
GOVERNANCE
61 The Board of Royal Dutch Shell plc
63 Senior Management
64 Directors’ Report
67 Corporate governance
79 Audit Committee Report
82 Directors’ Remuneration Report

CROSS REFERENCE TO FORM 20-F

Part I			Pages
Item 1.	Identity of Directors, Senior Management and Advisers		N/A
Item 2.	Offer Statistics and Expected Timetable		N/A
Item 3.	Key Information
	A.	Selected financial data	19, 189
	B.	Capitalisation and indebtedness	49-52
	C.	Reasons for the offer and use of proceeds	N/A
	D.	Risk factors	12-15
Item 4.	Information on the Company
	A.	History and development of the company	8, 10, 18, 22-32, 41-44, 50-52, 187, 195
	B.	Business overview	8-19, 22-48, 53-58, 153-161, 168-170, 194
	C.	Organisational structure	10, E1-E19
	D.	Property, plant and equipment	8-9, 12-15, 18-19, 22-47, 53-58, 153-170
Item 4A.	Unresolved Staff Comments		N/A
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	12-15, 18-48, 143-148
	B.	Liquidity and capital resources	8-9, 18-19, 22-23, 27-28, 41-42, 49-52, 126-127, 136-138, 143-148, 176
	C.	Research and development, patents and licences, etc.	11
	D.	Trend information	8-9, 12-15, 16-21, 22-25, 27-32, 41-44
	E.	Off-balance sheet arrangements	52
	F.	Tabular disclosure of contractual obligations	52
	G.	Safe harbour	52
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	61-63, 68-71
	B.	Compensation	85-95
	C.	Board practices	61-63, 67-72, 79-81, 85, 94-95, 101-102
	D.	Employees	59, 151
	E.	Share ownership	59-60, 82-103, 148-149, 187
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	187-188
	B.	Related party transactions	65, 124, 134, 151-152, 178-179, 186
	C.	Interests of experts and counsel	N/A
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	49-52, 104-152, 171-186
	B.	Significant changes	11, 64-66
Item 9.	The Offer and Listing
	A.	Offer and listing details	190
	B.	Plan of distribution	N/A
	C.	Markets	187
	D.	Selling shareholders	N/A
	E.	Dilution	N/A
	F.	Expenses of the issue	N/A
Item 10.	Additional Information
	A.	Share capital	49, 59-60, 66, 90-92, 120, 148-149, 173, 176-177, 185, 187
	B.	Memorandum and articles of association	72-78
	C.	Material contracts	N/A
	D.	Exchange controls	192
	E.	Taxation	192-193
	F.	Dividends and paying agents	64, 74-76, 187, 191, back cover
	G.	Statement by experts	N/A
	H.	Documents on display	5
	I.	Subsidiary information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		49, 135, 143-148, 176
Item 12.	Description of Securities Other than Equity Securities		187, 191-192

02        INTRODUCTION SHELL ANNUAL REPORT AND FORM 20-F 2016

Part II		Pages
Item 13.	Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15.	Controls and Procedures	71-72, 115, 181, E20-E21
Item 16.	[Reserved]
Item 16A.	Audit committee financial expert	67-68, 79
Item 16B.	Code of Ethics	68
Item 16C.	Principal Accountant Fees and Services	81, 152, 179, 186
Item 16D.	Exemptions from the Listing Standards for Audit Committees	67
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	51
Item 16F.	Change in Registrant’s Certifying Accountant	N/A
Item 16G.	Corporate Governance	67-68
Item 16H.	Mine Safety Disclosure	N/A

Part III
Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	104-152, 171-186
Item 19.	Exhibits	197, E1-E26

03        INTRODUCTION SHELL ANNUAL REPORT AND FORM 20-F 2016

TERMS AND ABBREVIATIONS

Currencies
$	US dollar
€	euro
£	sterling

Units of measurement
acre	approximately 0.004 square kilometres
b(/d)	barrels (per day)
boe(/d)	barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel
kboe(/d)	thousand barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel
MMBtu	million British thermal units
mtpa	million tonnes per annum
per day	volumes are converted into a daily basis using a calendar year
scf(/d)	standard cubic feet (per day)

Products
GTL	gas to liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids

Miscellaneous
ADS	American Depositary Share
AGM	Annual General Meeting
API	American Petroleum Institute
CCS	carbon capture and storage
CCS earnings	earnings on a current cost of supplies basis
CO2	carbon dioxide
DBP	Deferred Bonus Plan
EMTN	Euro medium-term note
EPS	earnings per share
GAAP	generally accepted accounting principles
GHG	greenhouse gas
HSSE	health, safety, security and environment
IAS	International Accounting Standard
IEA	International Energy Agency
IFRS	International Financial Reporting Standard(s)
IPIECA	the global oil and gas industry association for environmental and social issues
LTIP	Long-term Incentive Plan
IOGP	International Association of Oil & Gas Producers
OECD	Organisation for Economic Co-operation and Development
OML	oil mining lease
OPEC	Organization of the Petroleum Exporting Countries
PSC	production-sharing contract
PSP	Performance Share Plan
REMCO	Remuneration Committee
SEC	US Securities and Exchange Commission
TRCF	total recordable case frequency
TSR	total shareholder return
WTI	West Texas Intermediate

ABOUT THIS REPORT

The Royal Dutch Shell plc Annual Report and Form 20-F (this Report) serves as the Annual Report and Accounts in accordance with UK requirements and as the Annual Report on Form 20-F as filed with the US Securities and Exchange Commission (SEC) for the year ended December 31, 2016, for Royal Dutch Shell plc (the Company) and its subsidiaries (collectively referred to as Shell). This Report presents the Consolidated Financial Statements of Shell (pages 117-152), the Parent Company Financial Statements of Shell (pages 171-179) and the Financial Statements of the Royal Dutch Shell Dividend Access Trust (page 183-186). Cross references to Form 20-F are set out on pages 02-03 of this Report.

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

The acquisition of BG Group plc (BG) was completed on February 15, 2016. For practical purposes, BG was consolidated within Shell’s results with effect from February 1, 2016. The additional period is immaterial to the financial and operational performance of Shell.

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

Except where indicated, the figures shown in the tables in this Report are in respect of subsidiaries only, without deduction of any non-controlling interest. However, the term “Shell share” is used for convenience to refer to the volumes of hydrocarbons that are produced, processed or sold through subsidiaries, joint ventures and associates. All of a subsidiary’s production, processing or sales volumes (including the share of joint operations) are included in the Shell share, even if Shell owns less than 100% of the subsidiary. In the case of joint ventures and associates, however, Shell-share figures are limited only to Shell’s entitlement. In all cases, royalty payments in kind are deducted from the Shell share.

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

Except where indicated, the figures shown in this Report are stated in US dollars. As used herein all references to “dollars” or “$” are to the US currency.

This Report contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. Also see “Risk factors” on pages 12-15 for additional risks and further discussion. There can be no assurance that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither the Company nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

This Report contains references to Shell’s website and to the Shell Sustainability Report. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com or in the Shell Sustainability Report.

Documents on display

Documents concerning the Company, or its predecessors for reporting purposes, which are referred to in this Report, have been filed with the SEC and may be examined and copied at the public reference facility maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549, USA. For further information on the operation of the public reference room and the copy charges, call the SEC at 1-800-SEC-0330. All of the SEC filings made electronically by Shell are available to the public on the SEC website at www.sec.gov (commission file number 001-32575). This Report is also available, free of charge, at www.shell.com/annualreport or at the offices of Shell in The Hague, the Netherlands and London, United Kingdom. Copies of this Report also may be obtained, free of charge, by mail.

05        INTRODUCTION SHELL ANNUAL REPORT AND FORM 20-F 2016

STRATEGIC REPORT

CHAIR’S MESSAGE

The successful completion of our acquisition of BG Group plc (BG) was a transformational step for Shell. It is a bold and compelling stride forward in our liquefied natural gas and deep-water growth strategy.

The overarching goal of buying BG was to create value for shareholders. The effective integration of BG into our portfolio, which has now been completed, will help deliver that value and accelerate the reshaping of Shell into a world-class investment. The foundations for building this investment case are now set.

Shell’s management, under the leadership of our Chief Executive Officer Ben van Beurden, is tightly controlling capital investment and operating expenses while still investing in growth opportunities. The priority is on reducing debt and generating higher returns for shareholders.

As we move into the next decade, cash flow from our core businesses will help fund further investments while continuing to generate returns for shareholders, including dividends.

Shell Board members met with shareholders during 2016 to explain our refreshed strategy and update them on the progress of the BG integration. Members also discussed with investors how the Board sees Shell’s role in powering sustainable economic growth in the decades ahead.

I would like to take this opportunity to thank our outgoing Chief Financial Officer, Simon Henry, for the dedication, drive and professionalism he has shown throughout nearly eight years of service to the Board.  He has played a key role in strengthening and streamlining Shell.

SUSTAINABLE PROGRESS

Sustained global co-operation is vital for providing better living standards for a growing population, while limiting the accumulation of greenhouse gases (GHG). The entry into force in November of the United Nations (UN) Paris Agreement on climate change is an important foundation for developing ways to reduce global emissions effectively over the years ahead.

Meeting the long-term challenge of providing more and cleaner energy will require sustained, collaborative effort by governments, businesses and non-governmental groups. Governments can help accelerate progress around the world by establishing policy frameworks that help the private sector play a greater role through profitable competition.

There are many ways this could be accomplished, including regulations on emissions, government-led carbon pricing mechanisms and initiatives to encourage more widespread use of carbon capture and storage (CCS) technology. But any framework for combating climate change must have strong global support.

Sustainable development is about more than providing low-carbon energy to those who can afford it. It is also about reducing inequality by creating better employment opportunities, education and medical services, including for the hundreds of millions of people who still lack access to basic infrastructure. Better access to energy can play an important role in meeting these needs.

The UN has adopted 17 sustainable development goals in a major initiative to tackle the world’s most serious environmental, economic and social challenges over the next decade. Society can only achieve these goals by working together.

Companies can do their part by contributing positively to the environments and communities in which they work. But no company, however large, can meet these challenges alone.

A good example of co-operation is our involvement in the Basrah Gas Company (BGC), a joint venture with the government of Iraq and Japan’s Mitsubishi Corporation. BGC captures gas that would otherwise be flared from three non-

Shell-operated oil fields in southern Iraq. It processed an average of 574 million standard cubic feet per day of gas in 2016. Thanks to gas it supplies to local power plants, people living in the city of Basrah benefit from much-improved supplies of electricity.

As with activities in other parts of the world that we are involved in, such projects also promote sustainable development by creating jobs for local people and supporting local suppliers, while helping provide electricity for businesses, schools and medical facilities.

ENERGY SOLUTIONS FOR A SHARED FUTURE

Shell has been working to reduce overall GHG emissions from its own operations for well over a decade and has helped to develop technology that can reduce emissions from a range of industries. For example, our Quest project in Canada captured and safely stored more than 1 million tonnes of carbon dioxide (CO2) deep underground in 2016, its first full year of operation.

Cleaner and lower-carbon fuels such as natural gas and biofuels, combined with more widespread use of technologies such as CCS, are needed for limiting CO2 emissions across the global economy.

We created a New Energies business in 2016 to further explore opportunities in alternative transport fuels, such as biofuels and hydrogen, along with new ways to connect energy producers and consumers, including through increased use of digital technology.

All types of energy will be required to meet the needs of the world’s growing population over the decades ahead. So our New Energies business is also looking at how new technologies could work more effectively together, for example, by using gas as a partner with renewables to ensure steady power supplies when the sun does not shine or the wind does not blow. It will also act as an incubator for potentially game-changing technologies of the future.

There is no single solution to meeting the challenges of climate change and a growing population. Building a better quality of life for more people on a healthy planet will require a patchwork of energy solutions.

For many countries, replacing coal with gas for power generation can make the most dramatic cuts to emissions at lowest cost. The successful completion of the BG integration has significantly increased our ability to deliver gas around the world.

We are determined to provide shareholders with a world-class investment while contributing to sustainable global growth.

Chad Holliday

Chair

06        INTRODUCTION SHELL ANNUAL REPORT AND FORM 20-F 2016

CHIEF EXECUTIVE OFFICER’S REVIEW

Strict capital discipline, substantial cost savings and our integrated business model helped support earnings during another challenging year for the oil and gas industry.

Completing the BG Group plc (BG) acquisition in February was a great achievement and undoubtedly the highlight of the year. I was also impressed by how well Shell and BG teams worked together to complete the integration well ahead of plan. BG has proven to be an important growth accelerator, as well as a catalyst for the changes we are making to our work practices, cost structure and global portfolio.

We also continued our unrelenting efforts to ensure safety wherever we work, but sadly three people still lost their lives while working for Shell in 2016. Another person was seriously injured in one of those incidents.  Tragic events such as these underscore the paramount importance of focusing on safety.

RESULTS

Income for the period was $4.8 billion in 2016 compared with $2.2 billion in 2015. Earnings on a current cost of supplies basis were $3.7 billion, compared with $4.2 billion in 2015. We distributed $15 billion to shareholders in dividends in 2016, including those taken as shares under our Scrip Dividend Programme.

The portfolio acquired with BG, combined with the start-up of the Gorgon liquefied natural gas production facility in Australia, strengthened our role in the growing global market for gas. Our oil and gas production also increased in 2016, driven by the portfolio we acquired with BG and the major deep-water projects we started up in the Gulf of Mexico and off the coasts of Malaysia and Brazil.

Overall, our production averaged 3.7 million barrels of oil equivalent per day (boe/d), compared with 3.0 million boe/d in 2015.  This increase was largely driven by the acquisition of BG.

Refining margins were weaker in our Downstream business, while a modest rise in crude oil prices gave some support to our Upstream earnings as the year progressed. This again shows the strength of the integrated energy company model.

MORE FOCUSED

We continued to streamline our Downstream business – including divestments in Japan, Denmark and Malaysia – as part of our ongoing effort to improve efficiency by lowering costs and concentrating on our most competitive businesses.

We also sold Upstream assets, including in the Gulf of Mexico and in Canada, and decided not to go ahead with the Bab gas project in the United Arab Emirates. Our divestment drive gained momentum during the year and we plan to continue selling assets in 2017 as part of our overall divestment programme of $30 billion for the 2016-18 period. In March 2017, we agreed to sell, in a series of transactions, all of our in-situ and undeveloped oil sands interests in Canada and to reduce our interest in the Athabasca Oil Sands Project from 60% to 10%. This is a significant step in reshaping Shell’s portfolio in line with our long-term strategy. See Note 30 to the “Consolidated Financial Statements” on page 152.

The oil and gas market outlook remains uncertain. But it is important to continue investing to achieve the most competitive portfolio. That is why we took final investment decisions on petrochemicals projects in China and the USA in 2016.

Excluding the acquisition of BG, our capital investment was around $27 billion in 2016, which was about $20 billion below the combined level for Shell and BG in 2014. We will maintain strict capital discipline and expect capital investment to be around $25 billion in 2017, at the lower end of our $25-30 billion range for 2017-2020.

Our priority is to reduce debt following the BG deal and support shareholder returns into the future.

RESHAPING SHELL

We remain ready to invest in the most competitive projects. But we are working to reshape Shell into a more focused and resilient company by capping our investments for the next few years, while continuing to drive down costs and to sell assets.

Following the integration of BG, our Integrated Gas business has become an engine for generating cash and returns. The increased strength of our global gas business, combined with our other cash engines, should deliver rising free cash flow from around 2020.

We plan to continue prioritising growth in our deep-water and chemicals businesses beyond 2020. But we expect them to become major cash engines over the next decade.

This should enable Shell to achieve the scale and profitability that will help us to adapt and thrive in the transition to a lower-carbon global energy system. The evolving energy landscape offers exciting potential for future growth and further integration in our business. That is why we created a New Energies business in 2016 to explore and develop attractive commercial opportunities.

We expect demand for oil and gas to continue to grow. But we also intend to build upon our portfolio and will continue to look at the potential of low-carbon biofuels, hydrogen, solar and wind as the energy transition unfolds. Our New Energies business intends to act with conviction and commercial realism – when the value for shareholders and society is clear.

In the meantime, Shell’s existing oil and gas portfolio will help drive growth in free cash flow over the next few years, across a range of possible oil prices. The integration of BG has also reinforced the foundations for generating competitive returns from our core oil and gas businesses over the longer term.

We have set an ambitious and clear path for the years ahead. We revitalised Shell in 2016 and I am confident that 2017 will be another year of progress in building our world-class investment case.

Ben van Beurden

Chief Executive Officer

07        INTRODUCTION SHELL ANNUAL REPORT AND FORM 20-F 2016

STRATEGY AND OUTLOOK

STRATEGY

Our strategy seeks to create a world-class investment case for shareholders. This strategy is underpinned by Shell’s outlook for the energy sector and the need to adapt to substantial changes in the world around us. Rising global population and standards of living should continue to drive demand growth for oil and gas for decades to come. At the same time, there is a transition underway to: a lower-carbon energy system; a world with increased customer choice; continued energy price volatility; and, with the advent of low-cost shale reserves, a new dynamic in value creation in oil and gas. Safety and environmental and social responsibility are at the heart of our activities.

The ability to achieve our strategic objectives depends on how we respond to competitive forces (see “Risk factors” on page 12). We continuously assess the external environment – the markets as well as the underlying economic, political, social and environmental drivers that shape them – to anticipate changes in competitive forces and business models. We undertake regular reviews of the markets we operate in and analyse our competitors’ strengths and weaknesses to understand our competitive position. We maintain business strategies and plans that focus on actions and capabilities to create and sustain competitive advantage.

STRATEGIC AMBITIONS

Against this backdrop, Shell has the following strategic ambitions:

■	to create a world-class investment case by reshaping Shell to grow free cash flow and increase returns, all underpinned by a conservative financial framework;
■	to reduce our carbon intensity as part of the energy transition;
■	to maintain a position of leadership and influence in our industry and to have the largest value share among our competitors; and
■	to create shared value for society.

We have defined our strategy to deliver against these long-term ambitions and believe that success will lead to sustaining a world-class investment case.

STRATEGIC THEMES

We focus on a series of strategic themes, described in categories of cash engines, growth priorities and future opportunities, each requiring distinctive technologies and risk management:

Cash engines need to deliver strong and stable returns and strong and stable free cash flow that can cover the dividend and share buybacks throughout macroeconomic cycles and leave us with enough cash to fund the future.

■	Our Oil Products businesses’ distinctive product offering is underpinned by a strong manufacturing base and offers growth potential in selective markets.
■

In our conventional oil and gas business, we only make investments in selective growth positions and apply our distinctive technology and operating performance to extend the productive lives of our assets and to enhance their profitability.

■

In Integrated Gas, covering liquefied natural gas (LNG) worldwide, and gas-to-liquids (GTL) production facilities in Qatar and Malaysia, we have leadership positions in profitable and growing markets. We focus on delivering cash and returns, creating and securing new gas demand, and making selective new investments in additional LNG supply capacity.

Growth priorities have a clear pathway towards delivering strong returns and free cash flow in the medium term.

■

In deep water, we have leading positions in the Gulf of Mexico, Brazil, Nigeria and Malaysia. Our deep-water operations have significant growth potential from our large undeveloped resource base and deployment of our technology and capabilities.

■

Our Chemicals business strategy is based on investment at existing sites to increase capacity, improve efficiency and integration, and strengthen our feedstock sources. Securing new integrated growth projects and developing technologies to convert gas into chemicals are also critical strategic components.

Future opportunities should provide us with material growth in free cash flow in the next decade or beyond when the energy transition opens up new areas of value for us.

■	We have a substantial position in shales in North America and Argentina. These are in production today, with substantial longer-term growth potential.
■	Our New Energies business is exploring opportunities in various sectors and we intend to invest at scale in opportunities where sufficient commercial value is available.

Through all of our strategic themes, our intention is to be in fundamentally advantaged and resilient positions. We allocate capital to each of these strategic themes to drive an optimal cash flow and returns profile over multiple timelines. When we set our plans and goals, we do so on the basis of delivering sustained returns over decades.

We aim to leverage our diverse and global business portfolio and customer-focused businesses built around the strength of the Shell brand.

OUTLOOK FOR 2017 AND BEYOND

We continuously seek to improve our operating performance, with an emphasis on health, safety, security, environment, asset performance and operating expenses.

We have identified four levers to manage through the market down-cycle: divestments, reduced capital investment and operating expenses, and delivering new projects that will add significant cash flow.

■

Following the acquisition of BG Group plc (BG), we expect the pace of our asset sales to increase, with $30 billion of divestments in 2016-18, including up to 10% of Shell’s oil and gas production and exit from five to ten countries and selected midstream and Downstream assets. This is a value-driven – not a time-driven – divestment programme and an integral element of Shell’s portfolio improvement plan. We completed $4.7 billion divestments of non-strategic assets in 2016 with further sales underway.

■

We expect organic capital investment to be between $25 billion and $30 billion a year until 2020. We see $30 billion as a ceiling, as we reduce debt following the BG acquisition and meet our goals for shareholder distributions. The $25 billion level reflects the expenditure we believe is needed to maintain medium-term growth for Shell; we can go below that level if warranted by oil prices. The final outcome in any given year will be determined by the pace of development and overall affordability considerations. In 2017, we expect organic capital investment to be around $25 billion.

08        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

■

The consolidation of BG resulted in an increase in operating expenses increased of $1 billion in 2016, to $42 billion. This also included redundancy and restructuring charges of $1.9 billion and BG acquisition costs of $0.4 billion. The impact of the consolidation of BG was offset by steps taken to reduce expenses, realising synergies and follow-on benefits from the acquisition. We plan to reduce our operating expenses further in 2017. We expect the combination with BG to generate pre-tax synergies of $4.5 billion in operating and exploration expenses in 2018, up from our earlier expectation of $3.5 billion, with further upside potential.

■

In 2016, we started up eight major projects in Australia, Brazil, Kazakhstan, Malaysia and the USA. We expect these projects to add more than 250 thousand barrels of oil equivalent per day to our production and 3.9 million tonnes of LNG a year to our liquefaction capacity once fully ramped up. In addition, we took final investment decisions on new petrochemicals investments in China and the USA. We are being highly selective on new investment decisions and plan to continue this approach throughout 2017.

We welcome the efforts made by all parties to take the Paris Agreement forward and establish the necessary work programmes. We look forward to progress being made on Article 6 in particular, which has the potential to deliver the foundation elements for carbon trading at a global level. This is essential to stimulate and accelerate further development of lower carbon fuels, technologies and innovations to provide the full range of energy needs for a growing and more prosperous global population.

The statements in this “Strategy and outlook” section, including those related to our growth strategies and our expected or potential future cash flow from operations, free cash flow, capital investment, divestments, production and BG pre-tax synergies, are based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. See “About this Report” on page 05 and “Risk factors” on pages 12-15. Forward-looking information includes the expected impact of the BG acquisition.

09        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

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

We cool natural gas to produce liquefied natural gas (LNG) that can be safely shipped to markets around the world, and we convert gas to liquids (GTL).

Our portfolio of refineries and chemical plants enables us to capture value from the oil and gas that we produce, turning them into a range of refined and petrochemical products which are moved and marketed around the world for domestic, industrial and transport use. The products we sell include gasoline, diesel, heating oil, aviation fuel, marine fuel, LNG for transport, lubricants, bitumen and sulphur. We also produce and sell ethanol from sugar cane in Brazil, through our Raízen joint venture.

The distinctive Shell pecten, a trademark in use since the early part of the 20th century, and trademarks in which the word Shell appears, help raise the profile of our brand globally. A strong patent portfolio underlies the technology that we employ in our various businesses. In total, we have around 11,500 granted patents and pending patent applications.

10        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

ORGANISATION

Integrated Gas AND NEW ENERGIES

Our Integrated Gas and New Energies organisation manages LNG activities and the conversion of natural gas into GTL fuels and other products, as well as our New Energies portfolio. It includes natural gas exploration and extraction, when contractually linked to the production and transportation of LNG, and the operation of the upstream and midstream infrastructure necessary to deliver gas to market. It markets and trades crude oil, natural gas, LNG, electricity, carbon-emission rights and also markets and sells LNG as a fuel for heavy-duty vehicles and marine vessels.

Upstream

Our Upstream organisation explores for and extracts crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to market.

Downstream

Our Downstream organisation manages different Oil Products and Chemicals activities as part of an integrated value chain, including trading activities, that turns crude oil and other feedstocks into a range of products which are moved and marketed around the world for domestic, industrial and transport use. The products we sell include gasoline, diesel, heating oil, aviation fuel, marine fuel, lubricants, bitumen and sulphur. In addition, we produce and sell petrochemicals for industrial use worldwide. Our Downstream organisation also manages our Oil Sands operations, which extract bitumen from mined oil sands and convert this into synthetic crude oil.

Projects & Technology

Our Projects & Technology organisation manages the delivery of our major projects and drives research and innovation to develop new technology solutions. It provides technical services and technology capability for our Integrated Gas, Upstream and Downstream activities. It is also responsible for providing functional leadership across Shell in the areas of safety and environment, contracting and procurement, wells activities and greenhouse gas management.

Our future hydrocarbon production depends on the delivery of large and complex projects (see “Risk factors” on page 12). Systematic management of lifecycle technical and non-technical risks is in place for each opportunity, with assurance and control activities embedded throughout the project lifecycle. We focus on the cost-effective delivery of projects through quality commercial agreements, supply-chain management, and construction and engineering productivity through effective planning and simplification of delivery processes. Development of our employees’ project management competencies is underpinned by project principles, standards and processes. A dedicated competence framework, training, standards and processes exist for exploration and appraisal activities. In addition, we provide governance support for our non-Shell-operated ventures or projects.

SEGMENTAL REPORTING

Our reporting segments are Integrated Gas, Upstream, Downstream and Corporate. Upstream combines the operating segments Upstream (managed by our Upstream organisation) and Oil Sands (managed by our Downstream organisation), which have similar economic characteristics. Integrated Gas, Upstream and Downstream include their respective elements of our Projects & Technology organisation. The Corporate segment comprises our holdings and treasury organisation, self-insurance activities, and headquarters and central functions. See Note 5 to the “Consolidated Financial Statements” on page 129-130.

Segmental reporting has been changed with effect from 2016, in line with a change in the way Shell’s businesses are managed. Integrated Gas was previously part of Upstream. Comparative information in this Report has been reclassified.

Revenue by business segment (including inter-segment sales)	$ million
	2016	2015	2014
Integrated Gas
Third parties	25,282	21,741	33,148
Inter-segment	3,908	4,248	6,861
Total	29,190	25,989	40,009
Upstream
Third parties	6,412	6,739	12,092
Inter-segment	26,524	26,824	47,838
Total	32,936	33,563	59,930
Downstream
Third parties	201,823	236,384	375,752
Inter-segment	1,727	1,362	2,294
Total	203,550	237,746	378,046
Corporate
Third parties	74	96	113
Total	74	96	113

Revenue by geographical area (excluding inter-segment sales)	$ million
	2016	2015	2014
Europe	81,573	95,223	154,709
Asia, Oceania, Africa	83,103	95,892	149,869
USA	49,147	50,666	80,133
Other Americas	19,768	23,179	36,394
Total	233,591	264,960	421,105

RESEARCH AND DEVELOPMENT

In 2016, research and development expenses were $1,014 million, compared with $1,093 million in 2015, and $1,222 million in 2014. Our main technology centres are in India, the Netherlands and the USA, with other centres in Canada, China, Germany, Norway, Oman and Qatar.

Technology and innovation are essential to our efforts to meet the world’s energy demands in a competitive way. If we do not develop the right technology, do not have access to it or do not deploy it effectively, this could have a material adverse effect on the delivery of our strategy and our licence to operate (see “Risk factors” on page 14). We continuously look for technologies and innovations of potential relevance to our business. Our Chief Technology Officer oversees the development and deployment of new and differentiating technologies and innovations across Shell, seeking to align business and technology requirements throughout our technology maturation process.

11        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

RISK FACTORS

The risks discussed below could have a material adverse effect separately, or in combination, on our earnings, cash flows and financial condition. Accordingly, investors should carefully consider these risks.

Measures that we use to manage or mitigate our various risks are set out in the relevant sections of this Report. The Board’s responsibility for identifying, evaluating and managing our significant risks is discussed in “Corporate governance” on page 71.

We are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

The prices of crude oil, natural gas, oil products and chemicals are affected by supply and demand, both globally and regionally. Moreover, prices for oil and gas can move independently of each other. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, conflicts, economic conditions and actions by major oil and gas producing countries. Additionally, in a low oil and gas price environment, we would generate less revenue from our Upstream and Integrated Gas businesses, and, as a result, parts of those businesses could become less profitable, or could incur losses. Additionally, low oil and gas prices have resulted, and could continue to result, in the debooking of proved oil or gas reserves, if they become uneconomic in this type of price environment. Prolonged periods of low oil and gas prices, or rising costs, can result in projects being delayed or cancelled. In addition, assets have been impaired in the past, and there could be impairments in the future. Low oil and gas prices could also affect our ability to maintain our long-term capital investment programme and dividend payments. In a high oil and gas price environment, we could experience sharp increases in costs, and, under some production-sharing contracts, our entitlement to proved reserves would be reduced. Higher prices could also reduce demand for our products, which could result in lower profitability, particularly in our Downstream business. Accordingly, price fluctuations could have a material adverse effect on our earnings, cash flows and financial condition.

See “Market overview” on page 16.

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the accuracy of our price assumptions.

We use oil and gas price range assumptions, which we review on a periodic basis, to evaluate project decisions and commercial opportunities. If our assumptions prove to be incorrect, it could have a material adverse effect on our earnings, cash flows and financial condition.

See “Market overview” on page 17.

Our ability to achieve strategic objectives depends on how we react to competitive forces.

We face competition in each of our businesses. We seek to differentiate our products; however, many of them are competing in commodity-type markets. Accordingly, failure to manage our costs as well as our operational performance could result in a material adverse effect on our earnings, cash flows and financial condition. Increasingly, we compete with state-owned oil and gas entities, particularly in seeking access to oil and gas resources. These entities control vastly greater quantities of oil and gas resources than the major independent oil and gas companies. State-owned entities have access to significant resources and could be motivated by political or other factors in their business decisions, which could harm our competitive position or reduce our access to desirable projects, which in turn could have a material adverse effect on our earnings, cash flows and financial condition.

See “Strategy and outlook” on page 08.

We seek to execute divestments in the pursuit of our strategy. We may not be able to successfully divest these assets in line with our strategy.

We may not be able to successfully divest assets at acceptable prices or within the timeline envisaged due to market conditions or credit risk, resulting in increased pressure on our cash position and potential impairments. We may be held liable for past acts, failures to act or liabilities that are different from those foreseen. We may also face liabilities if a purchaser fails to honour all of its commitments. Accordingly, if we are unable to divest assets at acceptable prices or within our envisaged timeframe, this could have a material adverse effect on our earnings, cash flows and financial condition.

See “Strategy and outlook” on pages 08-09.

Our future hydrocarbon production depends on the delivery of large and complex projects, as well as on our ability to replace proved oil and gas reserves.

We face numerous challenges in developing capital projects, especially those which are large and complex. Challenges include uncertain geology, frontier conditions, the existence and availability of necessary technology and engineering resources, the availability of skilled labour, the existence of transportation infrastructure, project delays, the expiration of licences and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions. These challenges are particularly relevant in certain developing and emerging-market countries such as Iraq, in frontier areas and in deep-water fields, such as off the coast of Brazil. We may fail to assess or manage these and other risks properly. Such potential obstacles could impair our delivery of these projects, our ability to fulfil the value potential at the time of the project investment approval, and/or our ability to fulfil related contractual commitments. These could lead to impairments and could have a material adverse effect on our earnings, cash flows and financial condition.

Future oil and gas production will depend on our access to new proved reserves through exploration, negotiations with governments and other owners of proved reserves and acquisitions, as well as on developing and applying new technologies and recovery processes to existing fields and mines. Failure to replace proved reserves could result in lower future production, potentially having a material adverse effect on our earnings, cash flows and financial condition.

See “Business overview” on page 11.

Oil and gas production available for sale		Million boe [A]
	2016	2015	2014
Shell subsidiaries	1,158	880	895
Shell share of joint ventures and associates	184	198	229
Total	1,342	1,078	1,124

[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

Proved developed and undeveloped oil and gas reserves [A][B] (at December 31)
		Million boe [C]
	2016	2015	2014
Shell subsidiaries	11,040	9,117	10,181
Shell share of joint ventures and associates	2,208	2,630	2,900
Total	13,248	11,747	13,081

[A] We manage our total proved reserves base without distinguishing between proved reserves from subsidiaries and those from joint ventures and associates.

[B] Includes proved reserves associated with future production that will be consumed in operations.

[C] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

12        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules; therefore, subsequent downward adjustments are possible.

The estimation of proved oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. Estimates could change because of new information from production or drilling activities, or changes in economic factors, including changes in the price of oil or gas and changes in the regulatory policies of host governments, or other events. Estimates could also be altered by acquisitions and divestments, new discoveries, and extensions of existing fields and mines, as well as the application of improved recovery techniques. Published proved oil and gas reserves estimates could also be subject to correction due to errors in the application of published rules and changes in guidance. Downward adjustments could indicate lower future production volumes and could also lead to impairment of some assets. This could have a material adverse effect on our earnings, cash flows and financial condition.

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

If we are unable to find economically viable, as well as publicly acceptable, solutions that reduce our GHG emissions and/or GHG intensity for new and existing projects or products, we could experience additional costs or financial penalties, delayed or cancelled projects, and/or reduced production and reduced demand for hydrocarbons, which could have a material adverse effect on our earnings, cash flows and financial condition.

See “Environment and society” on pages 54-55.

Our operations expose us to social instability, civil unrest, terrorism, piracy, acts of war and risks of pandemic diseases that could have a material adverse effect on our business.

As seen in recent years in Nigeria, North Africa and the Middle East, social and civil unrest, both in the countries in which we operate and elsewhere, can and do affect us. Such potential developments that could have a material adverse effect on our earnings, cash flows and financial condition include: acts of political or economic terrorism; acts of maritime piracy; conflicts including war and civil unrest (including disruptions by non-governmental and political organisations); and local security concerns that threaten the safe operation of our facilities and transport of our products. Pandemic diseases can also affect our operations directly and indirectly. If such risks materialise, they could result in injuries, loss of life, environmental harm and disruption to business activities, which in turn could have a material adverse effect on our earnings, cash flows and financial condition.

See “Environment and society” on page 58.

We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. In addition, we and our joint arrangements and associates face the risk of litigation and disputes worldwide.

Developments in politics, laws and regulations can and do affect our operations. Potential impacts include: forced divestment of assets; expropriation of property; cancellation or forced renegotiation of contract rights; additional taxes including windfall taxes, restrictions on deductions and retroactive tax claims; antitrust claims; changes to trade compliance regulations; price controls; local content requirements; foreign exchange controls; changes to environmental regulations; changes to regulatory interpretations and enforcement; and changes to disclosure requirements. A prolonged period of lower oil and gas prices could affect the financial, fiscal, legal, political and social stability of countries that rely significantly on oil and gas revenue. This could, in turn, have a material adverse effect on our earnings, cash flows and financial condition. It also could have an adverse effect on the ultimate value derived from the assets acquired from BG Group plc.

From time to time, cultural and political factors play a role in unprecedented and unanticipated judicial outcomes that could adversely affect Shell. Non-compliance with policies and regulations could result in regulatory investigations, litigation and ultimately sanctions. Certain governments and regulatory bodies have, in Shell’s opinion, exceeded their constitutional authority by: attempting unilaterally to amend or cancel existing agreements or arrangements; failing to honour existing contractual commitments; and seeking to adjudicate disputes between private litigants. Additionally, certain governments have adopted laws and regulations that could potentially force us to violate other countries’ laws and regulations, therefore potentially subjecting us to both criminal and civil sanctions. Such developments and outcomes could have a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate governance” on page 72.

The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.

The health, safety, security and environment (HSSE) risks to which we, and the communities in which we work, are potentially exposed cover a wide spectrum, given the geographic range, operational diversity and technical complexity of our operations. These risks include the effects of natural disasters (including weather events), earth tremors, social unrest, personal health and safety lapses, and crime. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in injuries, loss of life, environmental harm, disruption of business activities, and loss or suspension of our licence to operate or ability to bid on mineral rights. Accordingly, this would have a material adverse effect on our earnings, cash flows and financial condition.

Our operations are subject to extensive HSSE regulatory requirements that often change and are likely to become more stringent over time. Operators could be asked to adjust their future production plans, as the government of the Netherlands has done, affecting production and costs. We could incur significant additional costs in the future due to compliance with HSSE requirements or as a result of violations of, or liabilities under, laws and regulations, such as fines, penalties, clean-up costs and third-party claims. Therefore, HSSE risks, should they materialise, could have a material adverse effect on our earnings, cash flows and financial condition.

See “Environment and society” on page 54.

A further erosion of the business and operating environment in Nigeria could have a material adverse effect on us.

In our Nigerian operations, we face various risks and adverse conditions. These include: security issues surrounding the safety of our people, host communities and operations; sabotage and theft; our ability to enforce existing contractual rights; litigation; limited infrastructure; potential legislation that could increase our taxes or costs of operations; the effect of lower oil and gas prices on the government budget; and regional instability created by militant activities. Any of these risks or adverse conditions could have a material adverse effect on our earnings, cash flows and financial condition

See “Upstream” on page 31.

13        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Production from the Groningen field in the Netherlands continues to cause earthquakes that affect local communities.

Shell and ExxonMobil are 50:50 shareholders in Nederlandse Aardolie Maatschappij B.V. (NAM), which Shell operates. An important part of NAM’s gas production comes from the onshore Groningen gas field, in which EBN, a Dutch government entity, has a 40% interest and NAM a 60% interest. Production from the Groningen field has caused earthquakes in the past which are expected to continue. The earthquakes have caused damage to houses and other structures in the region and complaints from the local community. Additional earthquakes could have a material adverse effect on our earnings, cash flows and financial condition. Since 2013, the Minister of Economic Affairs (Minister) has imposed a cap on production from the Groningen field in order to reduce the impact of the earthquakes on the neighbouring communities. In September 2016, the Minister approved the production of 24 billion cubic metres per annum from the Groningen field until October 1, 2021. At the request of the Dutch parliament, the Minister will review annually whether new circumstances have arisen that call for a further reduction of the production. The first such annual review is expected by October 1, 2017.

See “Upstream” on page 29.

Our future performance depends on the successful development and deployment of new technologies and new products.

Technology and innovation are essential to our efforts to meet the world’s energy demands in a competitive way. If we do not develop the right technology and products, do not have access to such technology and products or do not deploy these effectively, there could be a material adverse effect on the delivery of our strategy and our licence to operate. We operate in environments where advanced technologies are utilised. While we take measures to ensure that such technologies and products are safe for the environment and public health based on today’s knowledge, there is always the possibility of unknown or unforeseeable technological failures or environmental and health effects that could harm our reputation and licence to operate or expose us to litigation or sanctions. We seek to benefit financially from developing and deploying advanced technology. The associated costs are sometimes underestimated or delays occur. Any of these occurrences could have a material adverse effect on our earnings, cash flows and financial condition.

See “Business overview” on page 11.

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

We are exposed to changes in currency values and to exchange controls as a result of our substantial international operations. Our reporting currency is the dollar. However, to a material extent, we hold assets and are exposed to liabilities in other currencies. See Note 20 to the “Consolidated Financial Statements” on page 144. Commodity trading is an important component of our Upstream, Integrated Gas and Downstream businesses and is integrated with our supply business. While we undertake some foreign exchange and commodity hedging, we do not do so for all of our activities. Furthermore, even where hedging is in place, it may not function as expected.

We are exposed to credit risk; our counterparties could fail or could be unable to meet their payment and/or performance obligations under contractual arrangements. Although we do not have significant direct exposure to sovereign debt, it is possible that our partners and customers may have exposure which could impair their ability to meet their obligations. In addition, our pension plans may invest in government bonds, and therefore could be affected by a sovereign debt downgrade or other default.

If any of the risks set out above materialise, they could have a material adverse effect on our earnings, cash flows and financial condition.

See “Liquidity and capital resources” on page 50.

We have substantial pension commitments, whose funding is subject to capital market risks.

Liabilities associated with defined benefit pension plans can be significant, as can the cash funding requirement of such plans; both depend on various assumptions. Volatility in capital markets, and the resulting consequences for investment performance and interest rates, could result in significant changes to the funding level of future liabilities, and could also increase balance sheet liabilities. We operate a number of defined benefit pension plans and, in case of a shortfall, we could be required to make substantial cash contributions (depending on the applicable local regulations) resulting in a material adverse effect on our earnings, cash flows and financial condition.

See “Liquidity and capital resources” on page 49.

We mainly self-insure our risk exposure. We could incur significant losses from different types of risks that are not covered by insurance from third-party insurers.

Our insurance subsidiaries provide hazard insurance coverage to other Shell entities and only reinsure a portion of their risk exposures. Such reinsurance would not provide any material coverage in the event of a large-scale safety and environmental incident. Similarly, in the event of a material safety and environmental incident, there would be no material proceeds available from third-party insurance companies to meet our obligations. Therefore, we may incur significant losses from different types of risks that are not covered by insurance from third-party insurers, potentially resulting in a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate” on page 48.

An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources and our licence to operate.

Our reputation is an important asset. The Shell General Business Principles (Principles) govern how Shell and its individual companies conduct their affairs, and the Shell Code of Conduct (Code) instructs employees and contract staff on how to behave in line with the Principles. Our challenge is to ensure that all employees and contract staff, more than 100,000 in total, comply with these Principles and this Code. Real or perceived failures of governance or regulatory compliance could harm our reputation. This could impact our licence to operate, damage our brand, reduce consumer demand for our branded products, harm our ability to secure new resources and contracts, and limit our ability to access capital markets. Many other factors, including the materialisation of the risks discussed in several of the other risk factors, could impact our reputation and could have a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate governance” on page 68.

14        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Many of our major projects and operations are conducted in joint arrangements or associates. This could reduce our degree of control, as well as our ability to identify and manage risks.

In cases where we are not the operator, we have limited influence over, and control of, the behaviour, performance and costs of operation of such joint arrangements or associates. Despite not having control, we could still be exposed to the risks associated with these operations, including reputational, litigation (where joint and several liability could apply) and government sanction risks. For example, our partners or members of a joint arrangement or an associate (particularly local partners in developing countries) may not be able to meet their financial or other obligations to the projects, threatening the viability of a given project. Where we are the operator of a joint arrangement, the other partner(s) could still be able to veto or block certain decisions, which could be to our overall detriment. Accordingly, where we have limited influence, we are exposed to operational risks that could have a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate governance” on page 72.

We rely heavily on information technology systems for our operations.

The operation of many of our business processes depends on reliable information technology (IT) systems. Our IT systems are increasingly concentrated in terms of geography, number of systems, and key contractors supporting the delivery of IT services. Shell, like many other multinational companies, is the target of attempts to gain unauthorised access to our IT systems and our data through various channels, including more sophisticated and coordinated attempts often referred to as advanced persistent threats. Timely detection is becoming increasingly complex but we seek to detect and investigate all such security incidents, aiming to prevent their recurrence. Disruption of critical IT services, or breaches of information security, could harm our reputation and have a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate” on page 48.

Violations of antitrust and competition laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

Antitrust and competition laws apply to Shell and its joint ventures and associates in the vast majority of countries in which we do business. Shell and its joint ventures and associates have been fined for violations of antitrust and competition laws. These include a number of fines in the past by the European Commission Directorate-General for Competition (DG COMP). Due to the DG COMP’s fining guidelines, any future conviction of Shell or any of its joint ventures or associates for violation of European Union (EU) competition law could result in significantly larger fines and have a material adverse effect on us. Violation of antitrust laws is a criminal offence in many countries, and individuals can be imprisoned or fined. Furthermore, it is now common for persons or corporations allegedly injured by antitrust violations to sue for damages. Any violation of these laws or harm to our reputation could have a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate governance” on page 68.

Violations of anti-bribery and corruption laws and anti-money laundering laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

In 2010, we agreed to a Deferred Prosecution Agreement (DPA) with the US Department of Justice for violations of the Foreign Corrupt Practices Act (FCPA), which arose in connection with our use of the freight-forwarding firm Panalpina. In 2013, following our fulfilment of the terms of the DPA, the criminal charges filed in connection with the DPA were dismissed.

Authorities in various countries are investigating our investment in Nigerian oil block OPL 245 and the 2011 settlement of litigation pertaining to that block.

On January 27, 2017, the Nigeria Federal High Court issued an Interim Order of Attachment for oil block OPL 245, pending the conclusion of the investigation. Shell has applied to discharge this order on constitutional and procedural grounds. On February 14, 2017, we received notice of the request of indictment from the Italian prosecution office in Milan with respect to this matter.

Any violation of the FCPA or other relevant anti-bribery and corruption legislation or anti-money laundering legislation could harm our reputation and have a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate governance” on page 69.

Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

Data protection laws apply to Shell and its joint ventures and associates in the vast majority of countries in which we do business. Over 100 countries have data protection laws and regulations. Additionally, the EU General Data Protection Regulation, which will be applicable from May 2018, increases penalties up to a maximum of 4% of global annual turnover for breach of the regulation. Non-compliance with data protection laws could expose us to regulatory investigations, which could result in fines and penalties. Regulators may also issue orders to stop processing personal data in addition to imposing fines, which could disrupt operations. We could also be subject to litigation from persons or corporations allegedly affected by data protection violations. Violation of data protection laws is a criminal offence in some countries, and individuals can be imprisoned or fined. Any violation of these laws or harm to our reputation could have a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate governance” on page 68.

Violations of trade compliance laws and regulations, including sanctions, carry fines and expose us and our employees to criminal sanctions and civil suits.

We use “trade compliance” as an umbrella term for various national and international laws designed to regulate the movement of items across national boundaries and restrict or prohibit trade and other dealings with certain parties. The number and breadth of such laws continue to expand. For example, the EU and the USA continue to impose restrictions and prohibitions on certain transactions involving Syria. In addition, the USA continues to have sanctions in place against Iran. Additional restrictions and controls directed at defined oil and gas activities in Russia, which were imposed by the EU and the USA in 2014, are still in force. In addition to the significant trade-control programmes administered by the EU and the USA, many other nations are also adopting such programmes. Any violation of one or more of these regimes could lead to loss of import or export privileges, significant penalties on or prosecution of Shell or its employees, and could harm our reputation and have a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate governance” on page 68.

Investors should also consider the following, which could limit shareholder remedies.

The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.

Our Articles of Association generally require that all disputes between our shareholders in such capacity and the Company or our subsidiaries (or our Directors or former Directors), or between the Company and our Directors or former Directors, be exclusively resolved by arbitration in The Hague, the Netherlands, under the Rules of Arbitration of the International Chamber of Commerce. Our Articles of Association also provide that, if this provision is to be determined invalid or unenforceable for any reason, the dispute could only be brought before the courts of England and Wales. Accordingly, the ability of shareholders to obtain monetary or other relief, including in respect of securities law claims, could be determined in accordance with these provisions.

15        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

MARKET OVERVIEW

We maintain a large business portfolio across a fully-integrated value chain and are therefore exposed to crude oil, natural gas, oil product and chemical prices (see “Risk factors” on page 12). This diversified portfolio helps us mitigate the impact of price volatility. Our annual planning cycle and periodic portfolio reviews aim to ensure that our levels of capital investment and operating expenses are affordable in the context of a volatile price environment. We test the resilience of our projects and other opportunities against a range of crude oil, natural gas, oil product and chemical prices and costs. We also aim to maintain a strong balance sheet to provide resilience against weak market prices.

GLOBAL ECONOMIC GROWTH

One of the key drivers of oil and gas demand is economic activity. According to the International Monetary Fund’s (IMF) January 2017 World Economic Outlook, global economic growth was 3.1% in 2016, compared with 3.2% in 2015. Growth in 2016 fell short of the IMF’s forecast of 3.4% made at the beginning of the year. Lower than expected economic growth in the USA, together with recessions in Brazil and Russia, contributed to lower global economic growth than forecast.

The IMF estimated that the eurozone economy grew by 1.7% in 2016, compared with 2.0% in 2015, US economic growth was 1.6%, compared with 2.6% in 2015, and Chinese economic growth was 6.7% compared with 6.9% in 2015. The average economic growth rate for advanced economies slowed to 1.6% in 2016 from 2.1% in 2015, while growth in emerging markets and developing economies was 4.1%, unchanged from 2015.

The IMF expects global economic growth to rise to 3.4% in 2017, which is close to the annual average of 3.5% for the previous 10 years. The IMF expects growth of 1.6% in the eurozone, 6.5% in China and 2.3% in the USA.

GLOBAL Prices, DEMAND AND SUPPLY

The following table provides an overview of the main crude oil and natural gas price markers that we are exposed to:

Oil and gas average industry prices [A]
	2016	2015	2014
Brent ($/b)	44	52	99
West Texas Intermediate ($/b)	43	49	93
Henry Hub ($/MMBtu)	2.5	2.6	4.3
UK National Balancing Point (pence/therm)	35	43	50
Japan Customs-cleared Crude ($/b)	42	55	105

[A] Yearly average prices are based on daily spot prices. The 2016 average price for Japan Customs-cleared Crude excludes December data.

CRUDE OIL

Brent crude oil, an international benchmark, traded between $26 per barrel and $56/b in 2016, ending the year at $55/b. It averaged $44/b, the lowest level since 2004 and $8/b less than in 2015.

On a yearly average basis, West Texas Intermediate crude oil traded at a $0.4/b discount to Brent in 2016, compared with $3/b in 2015. The discount narrowed as production in the USA declined in response to lower oil prices and logistical bottlenecks were removed due to added pipeline capacity between the landlocked trading hub in Cushing, Oklahoma, and demand centres such as refineries and export terminals.

Reflecting the economic conditions described above, global oil demand grew by 1.5% (or 1.5 million barrels per day) to 96.5 million b/d, according to the International Energy Agency’s (IEA) January 2017 Oil Market Report. This annual oil demand growth was mainly driven by emerging economies, where demand grew by 1.2 million b/d, due to increased use by final consumers and continued strategic petroleum reserves building in Asia, particularly China. Annual oil demand growth in 2016 was 0.5 million b/d less than in 2015 when demand rose by 2.0 million b/d. The effect of lower crude oil prices on crude oil demand growth was less in 2016 than in 2015 because the average price was only $8/b lower than in 2015, whereas the average price in 2015 was $47/b lower than in 2014.

Oil supply in 2016 is estimated at 96.9 million b/d, an increase of 0.3 million b/d compared with 2015. Oil markets remained well supplied in 2016 because oil supply was 0.4 million b/d higher than demand, according to the IEA. In 2015, oil supply was 1.6 million b/d higher than demand. Consequently, crude oil and oil products inventory levels remained well above the average of the last five years. The IEA reported in the January 2017 Oil Market Report that commercial and government-controlled inventory levels for OECD countries for September 2016 were estimated at around 4,650 million barrels, some 300 million barrels above the average of the last five years, putting downward pressure on prices.

On the non-OPEC supply side, the US Energy Information Administration reported a continuation of a decline in US supply, which started in mid-2015, until the end of the third quarter of 2016. US production increased towards the end of the year as prices rose. US production fell by 0.5 million b/d in 2016 compared with 2015. Other non-OPEC producers also responded to the low oil price environment, contributing to a year-on-year fall in total non-OPEC production of 0.8 million b/d.

OPEC oil production grew by 1 million b/d year-on-year driven mainly by rising output in Saudi Arabia and Iraq, as well as in Iran following the lifting of sanctions. OPEC oil production reached a record high of about 33.4 million b/d in October 2016, according to the IEA. At a meeting in Vienna in November, OPEC announced its intention to support prices by reducing its collective production level by as much as 1.2 million b/d. Several non-OPEC producers, most notably Russia, agreed in December to also reduce production by a total of around 0.6 million b/d, which helped to drive up prices in that month.

Looking ahead, higher global economic activity as indicated by IMF’s global economic outlook and moderate oil price levels at the beginning of 2017 could attract around 1.3 million b/d of additional demand growth in 2017, according to the IEA. If OPEC and the co-operating non-OPEC resource holders reduce production as agreed at the end of 2016, then the global production level in 2017 could be similar to that in 2016, leading to market tightening and withdrawals from storage. This would support prices. Looking further ahead, the low oil price environment has led to postponements and cancellations of new supply projects, which could lead to further market tightening three to five years from now. In such a scenario, we believe the Brent crude oil price around 2020 may average 60-80% higher than the 2016 average. We believe that price weakening, possibly to 2016 levels, could occur if OPEC and those non-OPEC resource holders abandon their production cut pledges, the global economy accelerates less quickly, or if other non-OPEC producers, such as US shale producers, effectively manage costs and deliver cheaper oil to the market. Further price upside can be expected if markets tighten more rapidly due to a faster acceleration of the global economy, continued supply cuts from major resource holders or occurrence of more supply disruptions in major producing countries.

16        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

NATURAL GAS

Global gas demand grew by about 1% in 2016, which is much lower than the average annual growth rate of 2.3% in the past decade. A combination of mild weather and continued moderate global economic growth led to a lower rate of demand growth in most regions. The global liquefied natural gas (LNG) market grew by 17 million tonnes year on year. Supply growth was primarily driven by the start-up of new projects in Australia and, to a lesser extent, in the USA. The majority of additional LNG supply was absorbed by China, India and the Middle East, offsetting a decline in imports by Japan and Latin America, and resulting in lower than expected LNG volumes delivered to Europe.

Unlike crude oil pricing, which is global in nature, natural gas prices can vary significantly from region to region.

In the USA, the natural gas price at the Henry Hub averaged $2.5 per million British thermal units (MMBtu) in 2016, 4% lower than in 2015, and traded in a range of $1.5-3.8/MMBtu. Mild winter weather led to a record of 2.5 trillion cubic feet (tcf) of gas in storage at the end of March. Henry Hub prices remained below $2.3/MMBtu until June. Thereafter, prices increased steadily to $3.1/MMBtu in September due to warm summer weather driving gas demand for electricity generation, declining domestic gas production and new demand from LNG exports as two liquefaction trains on the US Gulf Coast began operations. Prices averaged $3.6/MMBtu in December, driven by weather-related demand growth and falling gas production.

In Europe, natural gas prices fell during 2016. The average price at the UK National Balancing Point was 23% lower than in 2015. At the main continental European gas trading hubs – in the Netherlands, Belgium and Germany – prices were also weaker. Lower prices reflected the net effect of abundant supply, for example from Russia and Algeria, despite some demand growth driven by electricity generation, other industrial-sector demand and increased gas use for transportation.

We also produce and sell natural gas in regions where supply, demand and regulatory circumstances differ markedly from those in the USA or Europe. Long-term contracted LNG prices in the Asia-Pacific region generally fell in 2016 as they are predominantly indexed to the price of Japan Customs-cleared Crude, which has fallen as global crude oil prices have weakened.

Looking ahead, we expect gas markets in North America, Europe and Asia Pacific to be well supplied over the next few years, despite LNG demand growth in the Middle East and in Asia, in particular. Price developments are very uncertain and dependent on many factors. In the USA, we believe that Henry Hub gas prices in 2020 could average 20-60% higher than the 2016 average, at which level demand growth for LNG exports, pipeline exports to Mexico and domestic/industrial use could balance supply growth from, in particular, the Marcellus and Utica shale plays. In Europe, we believe gas prices in 2020 could be driven by LNG imports from the USA, and the price at the UK National Balancing Point could average 15-70% higher than the 2016 average. In the LNG markets of Asia Pacific, gas prices are expected to continue to be strongly influenced by oil prices, but also increasingly by Henry Hub gas prices. In 2020, we expect the price of LNG delivered under contract to Asia-Pacific markets to be 10-70% higher than the 2016 average.

CRUDE OIL AND NATURAL GAS PRICE ASSUMPTIONS

Our ability to deliver competitive returns and pursue commercial opportunities ultimately depends on the accuracy of our price assumptions (see “Risk factors” on page 12). The range of possible future crude oil and natural gas prices used in project and portfolio evaluations is determined after a rigorous assessment of short-, medium- and long-term market drivers. Historical analyses, trends and statistical volatility are considered in this assessment, as are analyses of market fundamentals such as possible future economic conditions, geopolitics, actions by OPEC and other major resource holders, production costs and the balance of supply and demand. Sensitivity analyses are used to test the impact of low-price drivers, such as economic weakness, and high-price drivers, such as strong economic growth and low investment in new production capacity. Short-term events, such as relatively warm winters or cool summers, affect demand. Supply disruptions, due to weather or political instability, contribute to price volatility

REFINING MARGINS

Refining marker average industry gross margins	($/b)
	2016	2015	2014
US West Coast	12.9	19.4	9.5
US Gulf Coast Coking	9.1	10.6	5.5
Rotterdam Complex	2.5	4.7	1.3
Singapore	2.8	4.7	(0.1)

Industry gross refining margins were lower on average in 2016 than in 2015 in each of the key refining hubs of Europe, Singapore and the USA. Oil products demand growth was stronger globally, with an increase of 1.5 million b/d compared with 2015, driven in part by the lower crude oil price environment. In spite of overcapacity in the refining industry, some new refinery capacity came on line in 2016, which could weaken margins going forward.

In 2017, we expect demand for products such as gasoline and middle distillates to continue to grow and support margins, driven by increasing economic activity as well as freight and passenger transport. However, ample refining capacity and potentially strengthening feedstock prices could narrow margins. Overall, we believe margins could be similar to 2016, but demand and supply-side uncertainty may drive significant volatility.

PETROCHEMICAL MARGINS

Cracker industry margins	($/tonne)
	2016	2015	2014
North East/South East Asia naphtha	672	463	296
Western Europe naphtha	598	617	613
US ethane	450	498	798

Asian naphtha cracker margins rose strongly in 2016 for the second consecutive year due to rising demand and periods of reduced cracker capacity availability. European naphtha cracker margins remained at similar levels to 2015, supported by demand growth. US ethane cracker margins declined as lower crude oil prices reduced the margin available in the ethane to polyethylene value chain.

The outlook for petrochemical margins in 2017 is very uncertain. Demand for petrochemicals is closely linked to economic growth as well as product prices. Product prices reflect prices of raw materials, which are closely linked to crude oil and natural gas prices. The balance of these factors will drive margins.

The statements in this “Market overview” section, including those related to our price forecasts, are based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. See “About this Report” on page 05 and “Risk factors” on pages 12-15.

17        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

SUMMARY OF RESULTS

Key statistics	$ million, except where indicated
	2016	2015	2014
Income for the period	4,777	2,200	14,730
Current cost of supplies adjustment	(1,085)	1,955	4,366
Total segment earnings [A][B], of which:	3,692	4,155	19,096
Integrated Gas	2,529	3,170	10,610
Upstream	(3,674)	(8,833)	5,231
Downstream	6,588	10,243	3,411
Corporate	(1,751)	(425)	(156)
Capital investment [B]	79,877	28,861	37,339
Divestments [B]	4,709	5,540	15,019
Operating expenses [B]	41,549	41,144	45,225
Return on average capital employed [B]	3.0%	1.9%	7.1%
Gearing at December 31 [C]	28.0%	14.0%	12.2%
Oil and gas production (thousand boe/d)	3,668	2,954	3,080
Proved oil and gas reserves at December 31 (million boe)	13,248	11,747	13,081

[A] Segment earnings are presented on a current cost of supplies basis. See Note 5 to the “Consolidated Financial Statements” on pages 129-130.

[B] See “Non-GAAP measures reconciliations” on pages 195-196.

[C] See Note 15 to the “Consolidated Financial Statements” on page 137.

EARNINGS 2016-2015

BG Group plc (BG) was consolidated within Shell’s results with effect from February 2016 following its acquisition.

Income for the period was $4,777 million in 2016 compared with $2,200 million in 2015. After current cost of supplies adjustment, total segment earnings were $3,692 million in 2016 compared with $4,155 million in 2015.

Earnings on a current cost of supplies basis (CCS earnings) exclude the effect of changes in the oil price on inventory carrying amounts, after making allowance for the tax effect. The purchase price of volumes sold in the period is based on the current cost of supplies during the same period, rather than on the historic cost calculated on a first-in, first-out (FIFO) basis. Therefore, when oil prices are decreasing CCS earnings are likely to be higher than earnings calculated on a FIFO basis, and when prices are increasing CCS earnings are likely to be lower than earnings calculated on a FIFO basis.

Integrated Gas earnings in 2016 were $2,529 million, compared with $3,170 million in 2015. Compared with 2015, earnings in 2016 were mainly impacted by higher operating expenses and depreciation, mainly due to the consolidation of BG, lower oil and liquefied natural gas (LNG) prices and higher taxation. These impacts were partly offset by higher production and LNG liquefaction volumes, mainly as a result of the BG acquisition, and lower impairment charges and well write-offs. See “Integrated Gas” on page 22.

Upstream earnings in 2016 were a loss of $3,674 million, compared with a loss of $8,833 million in 2015. The lower loss in 2016 was partly explained by the significant charges in 2015 associated with the decision to cease Alaska drilling activities and the Carmon Creek project in Canada and other impairments. In addition, compared with 2015, earnings in 2016 benefited from higher production volumes, mainly as a result of the BG acquisition, and lower operating expenses, despite the consolidation of BG. These impacts were partly offset by lower oil and gas prices and higher depreciation, mainly due to the consolidation of BG, and lower gains on divestments. See “Upstream” on page 27.

Downstream earnings in 2016 were $6,588 million compared with $10,243 million in 2015. The decrease in earnings was mainly due to lower realised refining and trading margins and a higher effective tax rate. There was a partial offset from stronger marketing margins, in turn partly offset by the impact of divestments and unfavourable exchange rate effects and fair-value accounting of commodity derivatives. See “Downstream” on pages 41-42.

Corporate earnings in 2016 were a loss of $1,751 million, compared with a loss of $425 million in 2015. Interest expense was significantly higher in 2016, due to additional debt for the BG acquisition and debt assumed on the acquisition, partly offset by lower foreign exchange losses. There were also BG acquisition costs and lower tax credits in 2016, and a gain in 2015 on the sale of an office building. See “Corporate” on page 48.

EARNINGS 2015-2014

Income for the period was $2,200 million in 2015 compared with $14,730 million in 2014. After current cost of supplies adjustment, total segment earnings were $4,155 million in 2015 compared with $19,096 million in 2014.

Integrated Gas earnings in 2015 were $3,170 million, compared with $10,610 million in 2014. Lower earnings in 2015 reflected the significant decline in oil and gas prices, lower divestment gains and the impact of the weakening of the Australian dollar on a deferred tax position and a deferred tax liability related to an associate company.

Upstream earnings in 2015 were a loss of $8,833 million, compared with an income of $5,231 million in 2014. Lower earnings in 2015 reflected the significant decline in oil and gas prices, charges associated with management’s decision to cease Alaska drilling activities and the Carmon Creek project in Canada, higher impairment charges, lower divestment gains and the impact of the weakening of the Brazilian real on a deferred tax position.

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

production available for sale

Oil and gas production available for sale in 2016 was 1,342 million barrels of oil equivalent (boe), or 3,668 thousand boe per day (boe/d), compared with 1,078 million boe, or 2,954 thousand boe/d, in 2015. The increase was mainly driven by the BG acquisition. Liquids production increased by 22% and natural gas production by 27% compared with 2015.

18        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Oil and gas production available for sale [A]		thousand boe/d
	2016	2015	2014
Crude oil and natural gas liquids	1,679	1,358	1,339
Synthetic crude oil	146	137	129
Bitumen	13	14	16
Natural gas [B]	1,830	1,445	1,596
Total	3,668	2,954	3,080
Of which:
Integrated Gas	884	631	682
Upstream	2,784	2,323	2,398

[A] See “Oil and gas information” on pages 37-38.

[B] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

PROVED RESERVES

The proved oil and gas reserves of Shell subsidiaries and the Shell share of the proved oil and gas reserves of joint ventures and associates are summarised in “Oil and gas information” on pages 33-35 and set out in more detail in “Supplementary information – oil and gas (unaudited)” on pages 151-161.

Before taking production into account, our proved reserves increased by 2,887 million boe in 2016. This comprised an increase of 3,117 million boe from Shell subsidiaries (of which 2,431 million boe were added with the acquisition of BG), which was partly offset by a decrease of 230 million boe from the Shell share of joint ventures and associates. The increase in proved reserves included an increase of 139 million boe as a result of an increased entitlement share due to the lower yearly average price applied to production-sharing and tax/ variable royalty contracts.

In 2016, total oil and gas production was 1,386 million boe, of which 1,342 million boe was available for sale and 44 million boe was consumed in operations. Production available for sale from subsidiaries was 1,158 million boe and 36 million boe was consumed in operations. The Shell share of the production available for sale of joint ventures and associates was 184 million boe and 8 million boe was consumed in operations.

Accordingly, after taking production into account, our proved reserves increased by 1,501 million boe in 2016, to 13,248 million boe at December 31, 2016, with an increase of 1,923 million boe from subsidiaries and a decrease of 422 million boe from the Shell share of joint ventures and associates.

CAPITAL INVESTMENT AND OTHER INFORMATION

Capital investment was $79.9 billion in 2016, including $52.9 billion related to the BG acquisition, compared with $28.9 billion in 2015.

Divestments were $4.7 billion in 2016, compared with $5.5 billion in 2015.

Operating expenses increased by $1 billion in 2016, to $42 billion. This included redundancy and restructuring charges of $1.9 billion and BG acquisition costs of $0.4 billion. The impact of the consolidation of BG was offset by steps taken to reduce expenses, realising synergies and follow-on benefits from the acquisition.

Our return on average capital employed (ROACE) increased to 3.0% compared with 1.9% in 2015, driven by a higher income in 2016.

Gearing was 28.0% at the end of 2016, compared with 14.0% at the end of 2015. There was an increase of 9.7% on the acquisition of BG.

KEY ACCOUNTING ESTIMATES AND JUDGEMENTS

See Note 2 to the “Consolidated Financial Statements” on pages 122-127.

LEGAL PROCEEDINGS

See Note 26 to the “Consolidated Financial Statements” on page 151.

SELECTED FINANCIAL DATA

The selected financial data set out below are derived, in part, from the “Consolidated Financial Statements”. This data should be read in conjunction with the “Consolidated Financial Statements” and related Notes, as well as with this Strategic Report. BG was consolidated within Shell’s results with effect from February 2016.

Consolidated Statement of Income and of Comprehensive Income data	$ million
	2016	2015	2014	2013	2012
Revenue	233,591	264,960	421,105	451,235	467,153
Income for the period	4,777	2,200	14,730	16,526	26,960
Income/(loss) attributable to non-controlling interest	202	261	(144)	155	248
Income attributable to Royal Dutch Shell plc shareholders	4,575	1,939	14,874	16,371	26,712
Comprehensive (loss)/income attributable to Royal Dutch Shell plc shareholders	(1,374)	(811)	2,692	18,243	24,470

Consolidated Balance Sheet data	$ million
	2016	2015	2014	2013	2012
Total assets	411,275	340,157	353,116	357,512	350,294
Total debt	92,476	58,379	45,540	44,562	37,754
Share capital	683	546	540	542	542
Equity attributable to Royal Dutch Shell plc shareholders	186,646	162,876	171,966	180,047	174,749
Non-controlling interest	1,865	1,245	820	1,101	1,433

Earnings per share	$
	2016	2015	2014	2013	2012
Basic earnings per €0.07 ordinary share	0.58	0.31	2.36	2.60	4.27
Diluted earnings per €0.07 ordinary share	0.58	0.30	2.36	2.60	4.26

Shares	Million
	2016	2015	2014	2013	2012
Basic weighted average number of A and B shares	7,833.7	6,320.3	6,311.5	6,291.1	6,261.2
Diluted weighted average number of A and B shares	7,891.7	6,393.8	6,311.6	6,293.4	6,267.8

19        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

PERFORMANCE indicators

KEY PERFORMANCE INDICATORS

Total shareholder return
2016 38.7%	2015 -29.9%

Total shareholder return (TSR) is the difference between the share price at the beginning of the year and the share price at the end of the year (each averaged over 30 days), plus gross dividends delivered during the calendar year (reinvested quarterly), expressed as a percentage of the share price at the beginning of the year (averaged over 30 days). The data used are a weighted average in dollars for A and B shares. The TSRs of major publicly traded oil and gas companies can be compared directly, providing a way to determine how we are performing in relation to our industry peers.

Cash flow from operating activities ($ billion)
2016 21	2015 30

Cash flow from operating activities is the total of all cash receipts and payments associated with our sales of oil, gas, chemicals and other products. The components that provide a reconciliation from income for the period are listed in the “Consolidated Statement of Cash Flows”. This indicator reflects our ability to generate cash to service and reduce our debt and for distributions to shareholders and investments. See “Liquidity and capital resources” on page 50.

Project delivery
2016 94%	2015 82%

Project delivery reflects our capability to complete major projects on time and within budget on the basis of targets set in our annual Business Plan. The set of projects reflected in this indicator consists of at least 20 Shell-operated capital projects that are in the execution phase (post final investment decision).

Production available for sale (thousand boe/d)
2016 3,668	2015 2,954

Production is the sum of all average daily volumes of unrefined oil and natural gas produced for sale by Shell subsidiaries and Shell’s share of those produced for sale by joint ventures and associates. The unrefined oil comprises crude oil, natural gas liquids, synthetic crude oil and bitumen. The gas volume is converted into equivalent barrels of oil to make the summation possible. Changes in production have a significant impact on our cash flow. See “Summary of results” on pages 18-19.

LNG liquefaction volumes (million tonnes)
2016 30.9	2015 22.6

Liquefied natural gas (LNG) liquefaction volumes is a measure of the operational performance of our Integrated Gas business and LNG market demand. See “Integrated Gas” on page 22.

Refinery and chemical plant availability
2016 90.3%	2015 89.3%

Refinery and chemical plant availability is the weighted average of the actual uptime of plants as a percentage of their maximum possible uptime. The weighting is based on the capital employed, adjusted for cash and non-current liabilities. It excludes downtime due to uncontrollable factors, such as hurricanes. This indicator is a measure of the operational excellence of our Downstream manufacturing facilities. See “Downstream” on page 41.

Total recordable case frequency (injuries per million working hours)
2016 1.00	2015 0.94

Total recordable case frequency (TRCF) is the number of employees and contract staff injuries requiring medical treatment or time off for every million hours worked. It is a standard measure of occupational safety. See “Environment and society” on page 54.

20        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

ADDITIONAL PERFORMANCE INDICATORS

Earnings on a current cost of supplies basis ($ million)
2016 3,692	2015 4,155
Earnings per share on a current cost of supplies basis ($)
2016 0.45	2015 0.61

Earnings on a current cost of supplies basis (CCS earnings) is the income for the period, adjusted for the after-tax effect of oil-price changes on inventory. Segment earnings presented on a current cost of supplies basis is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. See “Summary of results” on page 18 and “Non-GAAP measures reconciliations” on page 195.

CCS earnings per share, which is on a diluted basis above, is calculated by dividing CCS earnings attributable to shareholders (see “Non-GAAP measures reconciliations” on page 195) by the average number of shares outstanding over the year, increased by the average number of dilutive shares related to share-based compensation plans.

Capital investment ($ million)
2016 79,877	2015 28,861

Capital investment is a measure used to make decisions about allocating resources and assessing performance. It is defined as capital expenditure and investments in joint ventures and associates as reported in the “Consolidated Statement of Cash Flows” plus exploration expense, excluding exploration wells written off, new finance leases and other adjustments. In 2016, capital investment also included the respective amount for the acquisition of BG Group plc. See “Liquidity and capital resources” on page 50 and “Non-GAAP measures reconciliations” on page 195.

Return on average capital employed
2016 3.0%	2015 1.9%

Return on average capital employed (ROACE) is defined as annual income, adjusted for after-tax interest expense, as a percentage of average capital employed during the year. Capital employed is the sum of total equity and total debt. ROACE measures the efficiency of our utilisation of the capital that we employ and is a common measure of business performance. See “Summary of results” on page 19 and “Non-GAAP measures reconciliations” on page 196.

Gearing
2016 28.0%	2015 14.0%

Gearing is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity) at December 31. It is a measure of the degree to which our operations are financed by debt. See “Liquidity and capital resources” on page 49.

Employees (thousand)
2016 92	2015 93

The employee number indicator is the annual average full-time employee equivalent of the total number of people on full-time or part-time employment contracts with Shell subsidiaries, including our share of employees of joint operations. It excludes employees working for Shell’s joint ventures and associates. See “Our people” on page 59.

Proved oil and gas reserves (million boe)
2016 13,248	2015 11,747

Proved oil and gas reserves are the total estimated quantities of oil and gas from Shell subsidiaries and Shell’s share from joint ventures and associates that geoscience and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs, at December 31, under existing economic conditions, operating methods and government regulations. Gas volumes are converted into barrels of oil equivalent (boe) using a factor of 5,800 standard cubic feet per barrel. Reserves are crucial to an oil and gas company, since they constitute the source of future production. Reserves estimates are subject to change due to a wide variety of factors, some of which are unpredictable. See “Summary of results” on page 19, “Oil and gas information” on pages 33-35 and “Supplementary information – oil and gas (unaudited)” on pages 153-161.

Operational spills of more than 100 kilograms
2016 71	2015 108

The operational spills indicator is the number of incidents in respect of activities where we are the operator in which 100 kilograms or more of oil or oil products were spilled as a result of those activities. See “Environment and society” on page 56.

Refining Energy Intensity Index (EIITM) (indexed to 2002)
2016 95.4	2015 95.4

The Energy Intensity Index (EIITM), as described in Solomon Associates Refinery Comparative Performance Analysis Methodology 2014, is a benchmark to compare energy efficiency of fuel refineries and paraffinic base oil plants. The Solomon EIITM is defined as the energy consumed by a refinery divided by the energy standard for the specific individual refinery configuration. See “Environment and society” on page 55.

Direct greenhouse gas emissions (million tonnes of CO2 equivalent)
2016 70	2015 72

Direct greenhouse gas emissions from facilities operated by Shell, expressed in carbon dioxide (CO2) equivalent. See “Environment and society” on page 55.

Number of operational Tier 1 process safety events
2016 39	2015 51

A Tier 1 process safety event is an unplanned or uncontrolled release of any material, including non-toxic and non-flammable materials, from a process with the greatest actual consequence resulting in harm to members of our workforce or a neighbouring community, damage to equipment, or exceeding a threshold quantity as defined by the API Recommended Practice 754 and IOGP Standard 456. See “Environment and society” on page 54.

21        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

INTEGRATED GAS

Key statistics	$ million, except where indicated
	2016	2015	2014
Segment earnings	2,529	3,170	10,610
Including:
Revenue (including inter-segment sales)	29,190	25,989	40,009
Share of profit of joint ventures and associates	1,116	1,471	4,324
Interest and other income	765	537	3,156
Operating expenses [A]	6,479	4,088	4,609
Exploration	494	1,290	1,439
Depreciation, depletion and amortisation	4,509	2,597	2,662
Taxation charge	1,254	937	4,008
Capital investment [A]	26,214	5,178	9,124
Divestments [A]	352	269	4,819
Oil and gas production available for sale (thousand boe/d)	884	631	682
LNG liquefaction volumes (million tonnes)	30.9	22.6	24.0

[A] See “Non-GAAP measures reconciliations” on pages 195-196.

Overview

Our Integrated Gas business manages liquefied natural gas (LNG) activities and the conversion of natural gas into gas-to-liquids (GTL) fuels and other products, as well as our New Energies portfolio. It includes natural gas exploration and extraction, when contractually linked to the production and transportation of LNG, and the operation of the upstream and midstream infrastructure necessary to deliver gas to market. It markets and trades crude oil, natural gas, LNG, electricity, carbon-emission rights and also markets and sells LNG as a fuel for heavy-duty vehicles and marine vessels.

Business conditions

Global oil demand grew by 1.5% in 2016, with the Brent crude oil price averaging $44 per barrel.

Global gas demand grew about 1% in 2016, a much lower rate than the average annual growth rate of 2.3% in the past decade. A combination of mild weather and continued moderate global economic growth led to a lower rate of demand growth in most regions.

The global LNG market grew by 17 million tonnes, or 6.9%, year on year. Supply growth was primarily driven by the start-up of new projects in Australia and, to a lesser extent, in the USA. The majority of additional LNG supply was absorbed by China, India and the Middle East, offsetting a decline in imports by Japan and Latin America and resulting in lower than expected LNG volumes delivered to Europe.

Unlike crude oil pricing, which is global in nature, natural gas prices vary significantly from region to region.

In the USA, the natural gas price at the Henry Hub averaged $2.5 per million British thermal units (MMBtu) in 2016, 4% lower than in 2015, and traded in a range of $1.5-3.8/MMBtu.

In Europe, the average price at the UK National Balancing Point was $4.3/MMBtu, 23% lower than in 2015. At the main continental European gas trading hubs – in the Netherlands, Belgium and Germany – prices were also weaker.

Long-term contracted LNG prices in the Asia-Pacific region generally fell in 2016 as they are predominantly indexed to the price of Japan Customs-cleared Crude , which has fallen as global crude oil prices have weakened.

See “Market overview” on pages 16-17.

PRODUCTION AVAILABLE FOR SALE

In 2016, production was 323 million barrels of oil equivalent (boe), or 884 thousand boe per day (boe/d), compared with 230 million boe, or 631 thousand boe/d in 2015. Liquids production increased by 9% and natural gas production increased by 55% compared with 2015, mainly due to the acquisition of BG Group plc (BG).

LNG LIQUEFACTION VOLUMES

LNG liquefaction volumes of 30.9 million tonnes in 2016 were 37% higher than in 2015, mainly reflecting the contribution of assets acquired with BG and our strong operational performance. There were also incremental volumes from the start-up of Gorgon trains 1 and 2 in Australia. These impacts were partly offset by the expiry of the Malaysia LNG Dua joint venture agreement in 2015, lower feedgas availability at Atlantic LNG in Trinidad and Tobago, and a higher level of planned maintenance activity.

LNG sales volumes of 57.1 million tonnes in 2016 were 46% higher than in 2015, mainly reflecting our enlarged portfolio following the acquisition of BG.

Earnings 2016-2015

BG was consolidated within Shell’s results with effect from February 2016, following its acquisition.

Segment earnings in 2016 were $2,529 million, which included a net charge of $1,171 million. The net charge included impairments of $451 million, reported mainly in share of profit of joint ventures and associates, the reassessment of a deferred tax asset in Australia of $533 million, onerous contract provisions in Europe and the USA of $390 million, and redundancy and restructuring charges of $245 million, partly offset by gains on divestments of $212 million and on the accounting reclassification of Shell’s interest in Woodside Petroleum Limited (Woodside) in Australia of $479 million (both reported in interest and other income).

Segment earnings in 2015 were $3,170 million, which included a net charge of $1,887 million, including impairments of $1,109 million and the impact of the weakening of the Australian dollar on deferred tax positions of $560 million.

Excluding the net charges described above, segment earnings were $3,700 million in 2016 compared with $5,057 million in 2015. Earnings were impacted by higher operating expenses and depreciation mainly due to the consolidation of BG (around $1,860 million), lower oil and LNG prices (around $1,730 million), higher taxation (around $570 million), and other net negative impacts of around $120 million. These impacts were partly offset by higher oil and gas production and LNG liquefaction volumes (around $2,260 million), mainly as a result of the BG acquisition, and lower well write-offs (around $660 million).

22        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Earnings 2015-2014

Segment earnings in 2015 were $3,170 million, which included a net charge of $1,887 million as described above. Segment earnings in 2014 of $10,610 million included a net gain of $278 million, principally driven by divestment gains of $1,411 million, mainly related to a portion of our shareholding in Woodside and to Wheatstone LNG in Australia, which was partly offset by charges of $718 million related to an update of a deferred tax asset and the recognition of a deferred tax liability related to an associate company, and the $429 million impact of the weakening of the Australian dollar on deferred tax positions.

Excluding the net charge and net gain described above, segment earnings were $5,057 million in 2015 compared with $10,332 million in 2014, principally as a result of the significant decline in oil and gas prices.

capital investment AND DIVESTMENTS

Capital investment in 2016 was $26.2 billion, compared with $5.2 billion in 2015, mainly reflecting $21.8 billion related to the acquisition of BG.

Divestments in 2016 were $0.4 billion, compared with $0.3 billion in 2015.

Portfolio and business development

Following the acquisition of BG in February 2016, the assets have been integrated into our portfolio. Notable acquired interests are identified in the Business and property section.

Key portfolio events in 2016 included the following:

■

In Indonesia, INPEX Masela Ltd (Shell interest 35%) received a notification from the Indonesian government authorities instructing it to re-propose a development plan for the Abadi gas field based on an onshore LNG project.

■

In Australia, the participants in the Browse joint arrangement (Shell interest 27%) decided not to move forward with the selected development concept in the current economic and market environment. There is still the intent to develop the Browse field.

■

Shell and its partners in the LNG Canada joint venture (Shell interest 50%) decided to postpone a final investment decision (FID) on the proposed export project in British Columbia, in recognition of the current global LNG market conditions.

■

We decided to delay the FID on the Lake Charles LNG project in the USA that was planned for 2016. The proposed project would convert the existing Lake Charles LNG regasification facility owned by Energy Transfer into a liquefaction plant in which we would have capacity rights.

■

Shell and its partners withdrew their application to the Polish competition authority to create a joint venture that would construct the Nord Stream 2 gas pipeline, following objections raised by the president of the Polish Office of Competition and Consumer Protection. The joint venture sought to design, finance, construct, and operate the pipeline running from the Russian Baltic coast to an exit point near Greifswald, Germany.

■

We were appointed by the Energy Market Authority of Singapore as one of the importers for the next tranche of LNG supply into Singapore, which is expected to begin in 2017. Shell and another importer will have exclusivity for three years to supply up to 1 million tonnes of LNG a year each.

■	We signed an agreement with the Gibraltar government for the supply of LNG and the construction of a regasification unit to provide gas for power generation in Gibraltar.

We reached the following milestones in 2016:

■	The Sabine Pass LNG export terminal in the USA started operations in February and we have started loading volumes in line with a long-term offtake agreement assumed on the acquisition of BG.
■

In Australia, production of LNG and condensate from the first train at the Gorgon LNG project (Shell interest 25%) on Barrow Island, off the northwest coast, started in March 2016. The second train started production in October 2016.

■

In September, the first loading of the Shell-chartered Coral Methane vessel was completed at the recently opened third jetty at the Gas Access to Europe (GATE) LNG terminal in Rotterdam, the Netherlands.

The Pearl gas-to-liquids (GTL) plant (Shell interest 100%) in Qatar operated at a reduced rate of production from December 2016, due to unforeseen maintenance required on the gasifier units, until a controlled shutdown on February 1, 2017. We expect Pearl to ramp back up during the second quarter of 2017.

We continued to divest selected assets during 2016, including:

■	In New Zealand, we sold our 83.75% interest in the Maui natural gas pipeline.
■

As a result of the BG acquisition, we gained a 49.75% interest in Mahanagar Gas (MGL), a natural gas distribution company in Mumbai, India. In June 2016, MGL held an initial public offering (IPO), reducing our interest to 32.5%.

In January 2017, we reached an agreement with KUFPEC Thailand Holdings Pte Limited, a subsidiary of Kuwait Foreign Petroleum Exploration Company, for the sale of Shell Integrated Gas Thailand Pte Limited and Thai Energy Co Limited (Shell interests 100%), which together have an approximate 22% interest in the Bongkot field and adjoining acreage offshore Thailand, for a consideration of $900 million.

Business and property

EUROPE

Greece

We have a 49% interest in Attiki Gas Supply Company S.A., a natural gas distribution company in Athens. Under Greek law, it will be unbundled into separate supply and distribution companies in 2017.

Netherlands

We have access to import and storage capacity at the GATE LNG terminal in the Netherlands (Shell capacity rights 1.4 million tonnes per annum, mtpa), enabling us to supply LNG to marine and road transport customers in northwest Europe. We are also using the terminal to supply LNG to our growing truck-refuelling network in the Netherlands. In 2016, GATE’s third jetty became operational and we carried out our first loading from it.

As part of our New Energies business (see page 25), we have an interest in the consortium that, in December 2016, was awarded the concession by the Dutch government to develop the Borssele III and IV offshore wind farm projects, which are to be located about 20 kilometres off the Dutch coast.

Norway

Gasnor (Shell interest 100%) provides LNG fuel for ships and industrial customers and has a natural gas pipeline network.

UK

As a result of the BG acquisition, we have a 50% interest in the Dragon LNG regasification terminal, with long-term arrangements in place governing the use of capacity rights.

ASIA (INCLUDING THE MIDDLE EAST AND RUSSIA)

Brunei

We have a 25% interest in Brunei LNG Sendirian Berhad which sells most of its LNG on long-term contracts to customers in Asia.

China

We jointly develop and produce from the onshore Changbei tight-gas field under a production-sharing contract (PSC) with China National Petroleum Corporation (CNPC). In 2016, we completed the Changbei I development programme under the PSC and subsequently handed over the production operatorship to CNPC. We also completed drilling appraisal wells for Changbei II Phase I under the PSC, and have submitted a development plan to CNPC.

In Sichuan, we completed a significant drilling programme in all three blocks in 2016, in accordance with provisions of the PSCs with CNPC. The geology is challenging and the mixed evaluation results do not justify further investment.

We also have a 49% interest in an offshore oil and gas block in the Yinggehai basin, under a PSC with China National Offshore Oil Corporation (CNOOC). Based on the results from the second deep-water exploration well, LD11-1-1 block 62/17, we decided not to pursue this opportunity further.

23        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

India

As a result of the acquisition of BG, we have a 30% interest in each of the producing oil and gas fields Panna/Mukta, Mid Tapti and South Tapti. The Tapti fields ceased production in the first quarter of 2016.

Also as a result of the acquisition, we gained a 49.75% interest in MGL, a natural gas distribution company in Mumbai. As result of an IPO, our interest was reduced to 32.5% in June 2016.

Hazira is a regasification terminal, in which we have a 74% interest, in the state of Gujarat on the west coast of India.

Indonesia

We have a 35% interest in the INPEX Masela Ltd joint venture which owns and operates the offshore Masela block. In April 2016, the joint venture received a notification from the Indonesian government authorities instructing it to re-propose a plan for the Abadi gas field based on an onshore LNG project. The partners are committed to working together with the Indonesia government to move the project forward.

Iran

Shell transactions with Iran are disclosed separately. See “Section 13(r) of the US Securities Exchange Act of 1934 Disclosure” on page 194.

Malaysia

We have a 15% interest in Malaysia LNG Tiga located in Bintulu. We also operate a gas-to-liquids (GTL) plant, Shell MDS (Shell interest 72%), adjacent to the Malaysia LNG facilities. Using Shell technology, the plant converts gas into high-quality middle distillates, drilling fluids, waxes and specialty products.

Oman

We have a 30% interest in Oman LNG, which mainly supplies Asian markets under long-term contracts. We also have an 11% interest in Qalhat LNG, which is part of the Oman LNG complex.

Qatar

We operate the Pearl GTL plant (Shell interest 100%) in Qatar under a development and production-sharing contract with the government. The fully-integrated facility has capacity for production, processing and transportation of 1.6 billion standard cubic feet per day (scf/d) of gas from Qatar’s North Field. It has an installed capacity of about 140 thousand boe/d of high-quality liquid hydrocarbon products and 120 thousand boe/d of natural gas liquids (NGL) and ethane. In 2016, Pearl GTL produced 5 million tonnes of GTL products.

Of Pearl’s two trains, the second underwent planned maintenance from March to May 2016.

Pearl operated at a reduced rate of production from December 2016, due to unforeseen maintenance required on the gasifier units, until a controlled shutdown on February 1, 2017. We expect Pearl to ramp back up during the second quarter of 2017.

We have a 30% interest in Qatargas 4, which comprises integrated facilities to produce about 1.4 billion scf/d of gas from Qatar’s North Field, an onshore gas-processing facility and one LNG train with a collective production capacity of 7.8 mtpa of LNG and 70 thousand boe/d of condensate and NGL.

Russia

We have a 27.5% interest in Sakhalin-2, an integrated oil and gas project located in a subarctic environment.

We have a 50% interest in the Salym fields in western Siberia, Khanty Mansiysk Autonomous District, where production was approximately 125 thousand boe/d in 2016.

As a result of European Union and US sanctions prohibiting certain defined oil and gas activities in Russia, we suspended our shale oil exploration activities undertaken through Salym and Khanty-Mansiysk Petroleum Alliance in 2014.

Singapore

In 2016, Shell and Keppel Offshore & Marine secured the licence to supply LNG fuel for vessels in the Port of Singapore after submitting a joint bid to the Maritime and Port Authority of Singapore. With the granting of the licence, Shell and Keppel have formed a 50:50 joint venture to fuel ships with LNG. We currently have an exclusive role as the aggregator of LNG demand for the Singapore market. In October 2016, we won a licence to import a further 1 mtpa, starting in 2017.

Thailand

As a result of the acquisition of BG, we have a 22.2% interest in the Bongkot and G12/48 fields in the Gulf of Thailand and a 66.7% interest in exploration Blocks 7 and 8 where activity is currently suspended due to overlapping claims by Thailand and Cambodia. We have an agreement over Block 9a under which we receive royalties. Production from the Bongkot field supplies around 20% of the country’s gas demand.

In January 2017, we reached an agreement with KUFPEC Thailand Holdings Pte Limited for the sale of our interest in the Bongkot field and adjoining offshore acreage.

OCEANIA

Australia

We have interests in offshore production and exploration licences in the North West Shelf (NWS) and Greater Gorgon areas of the Carnarvon Basin, as well as in the Browse Basin and Timor Sea. Woodside (Shell interest 13.3%) is the operator on behalf of the joint arrangement participants in the NWS gas, condensate and oil fields, which produced more than 500 thousand boe/d in 2016.

We have a 25% interest in the Gorgon LNG project, which involves the development of some of the largest gas discoveries to date in Australia, beginning with the offshore Gorgon and Jansz-lo fields. Gorgon LNG began production in March 2016.

We are the operator of a permit in the Browse Basin in which two separate gas fields were found: Prelude in 2007 and Concerto in 2009. Our development concept for these fields is based on our floating liquefied natural gas (FLNG) technology. The Prelude FLNG project (Shell interest 67.5%) is expected to produce about 110 thousand boe/d of gas and NGL, 3.6 mtpa of LNG, 1.3 mtpa of condensate and 0.4 mtpa of liquefied petroleum gas. Major milestones during 2016 were the lifting of all modules on to the FLNG facility in South Korea, completion of wells and subsea installation, and starting to commission some of the facilities.

We are also a partner in the Browse joint arrangement (Shell interest 27%) covering the Brecknock, Calliance and Torosa gas fields. In 2016, the Browse partners decided not to move forward with the selected development concept, given the prevailing economic and market conditions.

Our other interests include a joint arrangement, with Shell as the operator, for the undeveloped Crux gas and condensate field (Shell interest 82%), and the Woodside-operated undeveloped Sunrise gas field in the Timor Sea (Shell interest 26.6%). We are a partner in both Shell-operated and other exploration joint arrangements in multiple basins including Bonaparte, Browse, Exmouth Plateau, Greater Gorgon and Outer Canning.

We have a 50% interest in Arrow Energy Holdings Pty Limited, a Queensland-based joint venture with CNPC. Arrow owns coal-bed methane assets and a domestic power business.

24        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

As a result of the BG acquisition, we have a 50% interest in train one and a 97.5% interest in train two of the Shell-operated Queensland Curtis LNG venture. The two-train liquefaction plant has an installed capacity of 8.5 mtpa. Our production of onshore natural gas from the Surat Basin supplies both this plant and the domestic market.

New Zealand

Our interests include the Maui (83.75%), Kapuni (50%) and Pohokura (48%) natural gas fields. We are an operator with an approximate 60% interest in two exploration licences in the Great South Basin and a 37.5% interest in the petroleum prospecting permit in the New Caledonia Basin.

The business is under strategic review and we sold our 83.75% interest in the Maui natural gas pipeline in 2016.

AFRICA

Egypt

As a result of the BG acquisition, we have interests of 35.5% and 38%, respectively, in trains one and two of the Egyptian LNG (ELNG) plant. In January 2014, force majeure notices were issued under the LNG agreements as a result of domestic gas diversions severely restricting volumes available to ELNG. These notices remain in place. See “Oil and gas information” on page 35.

Nigeria

We have a 25.6% interest in Nigeria LNG Ltd, which operates six LNG trains.

Tanzania

As a result of the BG acquisition, we have a 60% interest in, and are the operator of, Blocks 1 and 4 offshore southern Tanzania. The blocks cover approximately 7,000 square kilometres of the Mafia Deep Offshore Basin and the northern part of the Rovuma Basin. In 2014, a heads of agreement (HoA) was signed and subsequently extended between the partners of Blocks 1, 4 and 2 to develop a potential LNG project. A memorandum of understanding was also signed between the HoA partners and the Tanzania government to lease an agreed site for the project. In 2016, we completed drilling on all remaining wells.

Rest of Africa

We have a 17.9% share in the West African Gas Pipeline Company.

NORTH AMERICA

Canada

In 2014, we entered into a joint venture (Shell interest 50%) to evaluate an investment in an LNG export facility in Kitimat on the west coast of Canada. Together with our partners, we have elected to postpone the FID on the project.

USA

We have offtake rights to 100% of the capacity (2.5 mtpa) of the Elba Island liquefaction plant, which is under construction. Elba Island also has a regasification terminal in which we have contracted capacity of 11.6 mtpa.

We have 13.1 mtpa contracted capacity in the Lake Charles regasification terminal in Louisiana. Also, as a result of the acquisition of BG, we are involved in the Lake Charles LNG project. In 2016, we decided to delay the FID on this project to convert the existing regasification facility into a liquefaction plant in which we would have capacity rights.

SOUTH AMERICA

Bolivia

As a result of the BG acquisition, we have a 100% interest in the La Vertiente, Los Suris and Tarija XX East blocks and the La Vertiente gas processing plant. We have a 37.5% interest in the Caipipendi block where we mainly produce from the Margarita field. We also have a 25% interest in the Tarija XX West block where we produce from the Itaú field. We have the rights to explore and further develop the onshore Huacareta block.

Trinidad and Tobago

As a result of the BG acquisition, we are now the largest shareholder in all four trains at Atlantic LNG. We have an interest in three concessions with producing fields – Central Block (Shell interest 65%), East Coast Marine Area (Shell interest

50%) and North Coast Marine Area (Shell interest 45.88%). We also have an interest in exploration activities in blocks 5(c), 5(d), 6(d), and Atlantic Area blocks 3, 5, 6 and 7, with interests ranging from 35% to 100%.

Rest of South America

We have a 17% interest in Brazil’s Companhia de Gas de São Paulo (Comgás), a natural gas distribution company in the state of São Paulo.  In Peru, we have a 20% interest in an LNG liquefaction plant. We have interests in a gas pipeline connecting Uruguay to Argentina.

TRADING AND SUPPLY

We market a portion of our share of equity production of LNG and trade LNG volumes around the world through our hubs in the UK, Dubai and Singapore. We also market and trade natural gas, power and carbon-emission rights mainly in North America and Europe, of which a portion includes equity volumes from our upstream operations.

NEW ENERGIES

In 2016, we formed a New Energies business to pursue three main areas of opportunities: new fuels for transport, such as biofuels and hydrogen; integrated energy solutions, where wind and solar energy can partner with gas to manage intermittency; and connecting customers with new business models for energy, enabled by digitalisation and the decentralisation of energy systems.

Our focus remains on areas that share aspects with our core businesses, such as our biofuels joint venture Raízen (Shell interest 50%) in Brazil that produces ethanol from sugar cane, as well as hydrogen as a transport fuel. Working with the H2 Mobility joint venture in Germany, we aim to grow the hydrogen fuel network and are exploring other opportunities in the UK and USA. We are looking at how best to combine wind and solar power with our existing business and capabilities. Our share of capacity from wind power projects in the USA is more than 400 megawatts. In the Netherlands, we have an interest in the consortium that in December 2016 was awarded the concession by the Dutch government to develop the Borssele III and IV offshore wind farm projects, which are to be located 20 kilometres off the Dutch coast. We are exploring ways to deploy solar technologies to lower the carbon intensity of our operations.

INTEGRATED GAS DATA tables

LNG liquefaction volumes	Million tonnes
	2016	2015	2014
Australia	9.5	3.4	3.7
Brunei	1.6	1.6	1.5
Egypt	0.2	—	—
Malaysia	1.3	1.8	2.7
Nigeria	4.5	5.0	5.0
Norway	0.1	—	—
Oman	2.0	1.9	1.8
Peru	0.9	0.7	0.8
Qatar	2.4	2.4	2.4
Russia	3.0	2.9	2.9
Trinidad and Tobago	5.4	2.9	3.2
Total	30.9	22.6	24.0

25        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

LNG and GTL plants at December 31, 2016

LNG liquefaction plants in operation
	Asset	Location	Shell interest (%)		100% capacity (mtpa)[A]
Europe
Norway	Gasnor	Bergen	100.0		0.3
Asia
Brunei	Brunei LNG	Lumut	25.0		7.8
Malaysia	Malaysia LNG Tiga	Bintulu	15.0		7.7
Oman	Oman LNG	Sur	30.0		7.1
	Qalhat LNG	Sur	11.0	[B]	3.7
Qatar	Qatargas 4	Ras Laffan	30.0		7.8
Russia	Sakhalin LNG	Prigorodnoye	27.5		9.6
Oceania
Australia	Australia North West Shelf	Karratha	18.9	[B]	16.7
	Australia Pluto 1	Karratha	11.9	[B]	4.9
	Gorgon LNG T1	Barrow Island	25.0		5.2
	Gorgon LNG T2	Barrow Island	25.0		5.2
	Queensland Curtis LNG T1	Curtis Island	50.0		4.3
	Queensland Curtis LNG T2	Curtis Island	97.5		4.3
Africa
Egypt	Egyptian LNG T1	Idku	35.5		3.6
	Egyptian LNG T2	Idku	38.0		3.6
Nigeria	Nigeria LNG	Bonny	25.6		22.0
South America
Peru	Peru LNG	Pampa Melchorita	20.0		4.5
Trinidad and Tobago	Atlantic LNG T1	Point Fortin	46.0		3.1
	Atlantic LNG T2/T3	Point Fortin	57.5		6.6
	Atlantic LNG T4	Point Fortin	51.1		5.2

[A] As reported by the operator.
[B] Interest, or part of the interest, is held via indirect shareholding.

LNG liquefaction plants under construction
	Asset	Location	Shell interest (%)	100% capacity (mtpa)
Oceania
Australia	Gorgon LNG T3	Barrow Island	25.0	5.2
	Prelude	Browse Basin	68.0	3.6

GTL plants in operation
	Asset	Location	Shell interest (%)	100% capacity (b/d)
Asia
Malaysia	Shell MDS	Bintulu	72.0	14,700
Qatar	Pearl	Ras Laffan	100.0	140,000

26        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

UPSTREAM

Key statistics	$ million, except where indicated
	2016	2015	2014
Segment earnings	(3,674)	(8,833)	5,231
Including:
Revenue (including inter-segment sales)	32,936	33,563	59,930
Share of profit of joint ventures and associates	222	491	1,178
Interest and other income	839	1,819	873
Operating expenses [A]	14,501	15,740	17,394
Exploration	1,614	4,429	2,785
Depreciation, depletion and amortisation	16,779	20,404	15,206
Taxation (credit)/charge	(938)	(927)	11,269
Capital investment [A]	47,507	18,349	22,169
Divestments [A]	1,451	2,478	5,770
Oil and gas production available for sale (thousand boe/d)	2,784	2,323	2,398

[A] See “Non-GAAP measures reconciliations” on pages 195-196.

Overview

Our Upstream business explores for and extracts crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to market. We also extract bitumen from mined oil sands and convert it into synthetic crude oil.

Business conditions

Global oil demand grew by 1.5% in 2016, with the Brent crude oil price averaging $44 per barrel. Brent crude oil, an international benchmark, traded between $26 and $56 per barrel in 2016, ending the year at $55/b. It averaged $44/b, the lowest level since 2004 and $8/b less than in 2015. On a yearly average basis, West Texas Intermediate crude oil traded at a $0.4/b discount to Brent in 2016, compared with $3/b in 2015. The discount narrowed as production in the USA declined in response to lower oil prices and logistical bottlenecks were removed due to added pipeline capacity between the landlocked trading hub in Cushing, Oklahoma, and demand centres such as refineries and export terminals.

Global gas demand grew by about 1% in 2016, which is much lower than the average annual growth rate of 2.3% in the past decade. A combination of mild weather and continued moderate global economic growth led to a lower rate of demand growth in most regions. In the USA, the natural gas price at the Henry Hub averaged $2.5 per million British thermal units (MMBtu) in 2016, 4% lower than in 2015, and traded in a range of $1.5-3.8/MMBtu. Mild winter weather led to a record of 2.5 trillion cubic feet (tcf) of gas in storage at the end of March. Thereafter, Henry Hub prices remained below $2.3/MMBtu until June. Prices then increased steadily to $3.1/MMBtu in September due to warm summer weather driving gas demand for electricity generation, declining domestic gas production and new demand from LNG exports as two liquefaction trains on the US Gulf Coast began operations. Prices averaged $3.6/MMBtu in December, driven by weather-related demand growth and falling gas production. In Europe, natural gas prices fell during 2016. The average price at the UK National Balancing Point was 23% lower than in 2015. At the main continental European gas trading hubs – in the Netherlands, Belgium and Germany – prices were also weaker. Lower prices reflected the net effect of abundant supply, for example from Russia and Algeria, and demand growing by 6%, driven by electricity generation, other industrial-sector demand and increased gas use for transportation.

See “Market overview” on pages 16-17.

PRODUCTION AVAILABLE FOR SALE

In 2016, production was 1,019 million barrels of oil equivalent (boe), or 2,784 thousand boe per day (boe/d), compared with 848 million boe, or 2,323 thousand boe/d in 2015. Liquids production increased by 24% and natural gas production increased by 15% compared with 2015.

Production in 2016 increased mainly due to the acquisition of BG Group plc (BG) (around 490 thousand boe/d), stronger operational performance (around 75 thousand boe/d) and new field start-ups and the continued ramp-up of existing fields (around 70 thousand boe/d), particularly the Corrib gas field in Ireland and the Erha North Phase

2 project in Nigeria. This was partly offset by field declines (around 90 thousand boe/d), sabotage and security issues in Nigeria (around 40 thousand boe/d), and other items with a net negative impact of around 45 thousand boe/d.

Earnings 2016-2015

BG was consolidated within Shell’s results with effect from February 2016, following its acquisition.

Segment earnings in 2016 were a loss of $3,674 million, which included a net charge of $970 million. The net charge included impairment charges of $1,147 million (reported in depreciation), primarily related to shale and deep-water properties in North and South America, redundancy and restructuring charges of $654 million, a $235 million provision for onerous drilling rig contracts, $198 million related to the reassessment of deferred tax positions in Malaysia and a net charge on fair value accounting of certain commodity derivatives and gas contracts of $145 million. These charges were partly offset by a gain of $661 million related to the impact of the strengthening Brazilian real on a deferred tax position, divestment gains of $645 million, reported in interest and other income, and a credit of $103 million reflecting a statutory tax rate reduction in the UK.

Segment earnings in 2015 were a loss of $8,833 million, which included a net charge of $6,578 million. The net charge included $4,616 million related to impairments, redundancy and restructuring, and other items associated with the decision to cease Alaska drilling activities for the foreseeable future and the Carmon Creek project in Canada. Charges for Alaska were $2,584 million, which included $755 million associated with well write-offs, and charges for Carmon Creek were $2,032 million. The net charge also reflected other impairment charges of $3,466 million and a charge of $463 million related to the impact of the weakening Brazilian real on a deferred tax position. These charges were partly offset by gains on divestments of $1,603 million and a credit of $604 million reflecting a statutory tax rate reduction in the UK.

Excluding the net charges described above, segment earnings in 2016 were a loss of $2,704 million compared with a loss of $2,255 million in 2015. Earnings were impacted by lower oil and gas prices (around $2,950 million), and higher depreciation (around $2,210 million), mainly related to the acquisition of BG, and other net negative impacts of around $380 million. These impacts were partly offset by higher production volumes (around $3,750 million), mainly due to the acquisition of BG, lower operating expenses (around $920 million), which more than offset the impact of the consolidation of BG, and lower exploration expense (around $420 million).

27        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Earnings 2015-2014

Segment earnings in 2015 were a loss of $8,833 million, which included a net charge of $6,578 million, as described above. Segment earnings in 2014 of $5,231 million included a net charge of $1,523 million, including impairment charges of $2,260 million, partly offset by divestment gains of $662 million, the net effect of fair value accounting of commodity derivatives and certain gas contracts and the impact of amendments to our Dutch pension plan. Excluding these net charges, segment earnings in 2015 decreased by $9,009 million compared with 2014, principally as a result of the significant decline in oil and gas prices.

capital investment

Capital investment in 2016 was $47.5 billion, compared with $18.3 billion in 2015. Capital investment in 2016 included $31.1 billion related to the acquisition of BG. Organic capital investment was $1.6 billion lower than in 2015, reflecting our continuing efforts to curtail spending by reducing the number of new investment decisions and pursuing lower-cost development solutions.

DIVESTMENTS

Divestments in 2016 were $1.5 billion, compared with $2.5 billion in 2015. Divestments in 2016 were mainly the sale of US Gulf of Mexico assets — the Brutus tension leg platform (TLP), the Glider subsea production system, the pipelines used to transport oil and gas from the TLP, and 20% of our interest in the Kaikias project — and acreage in the Deep Basin and Gundy areas in Canada.

Portfolio and business development

Following the acquisition of BG in February 2016, the assets have been integrated into our portfolio. Notable acquired interests are identified in the Business and property section.

We took the following key portfolio decisions:

■

In 2016, in the United Arab Emirates, we decided to exit the joint development of the Bab sour gas reservoirs (Shell interest 40%) with Abu Dhabi National Oil Company (ADNOC) in the emirate of Abu Dhabi, and to stop further work on the project.

■

In February 2017, we took the final investment decision (FID) to execute Phase 1 of the Kaikias deep-water project (Shell interest 80%) in the USA. Kaikias is a subsea tie-back to the Shell-operated Ursa platform. Phase 1 will include three wells which collectively are expected to reach a peak production of approximately 40 thousand boe/d.

We achieved the following operational milestones in 2016:

■	In Brazil, we started oil production from the third phase of the deep-water Parque das Conchas BC-10 development (Shell interest 50%) in the Campos basin.
■

Also in Brazil, the seventh, eighth and ninth floating production, storage and offloading facilities (FPSO) – Cidade de Maricá, (Shell interest 25%, production capacity of 150 thousand boe/d), Cidade de Saquarema (Shell interest 25%, production capacity of 150 thousand boe/d) and Cidade de Caraguatauba (Shell interest 30%, production capacity of 100 thousand boe/d) respectively – achieved first oil in various offshore blocks.

■	In Brunei, the non-Shell-operated ML South development (Shell interest 35%) achieved first production. The expected peak production from this development is around 40 thousand boe/d.
■

In Kazakhstan, first crude oil was exported on October 29, 2016, and the Commencement of Commercial Production milestone was achieved on November 1, 2016, from the non-Shell-operated Kashagan development (Shell interest 16.8%).

■

In Malaysia, we started production from the Malikai TLP (Shell interest 35%), located 100 kilometres off the coast of the state of Sabah. Malikai is expected to reach a peak production of 60 thousand boe/d.

■	In the USA, we started production at the Stones development (Shell interest 100%) in the Gulf of Mexico. Stones is expected to produce around 50 thousand boe/d when fully ramped up at the end of 2017.

We continued to divest selected assets during 2016, including:

■	In Canada, we sold our interest in 145 thousand net acres in the Deep Basin acreage and 61 thousand net acres in the Gundy acreage.
■	In the USA, we sold our 100% interest in the Brutus TLP, the Glider subsea production system, and the pipelines used to transport oil and gas from the TLP.
■	Also in the USA, we sold a 20% interest in the Kaikias project in the Gulf of Mexico. We retain an 80% interest.

We reached the following agreements:

■	In Malaysia in 2016, we agreed to sell our 50% interest in the 2011 North Sabah EOR Production Sharing Contract, subject to obtaining regulatory and partner approval.
■

In January 2017, we agreed to sell our interests in the UK North Sea assets Buzzard, Beryl, Bressay, Elgin-Franklin, J-Block, the Greater Armada cluster, Everest, Lomond and Erskine, as well as a 10% interest in Schiehallion, for a consideration of up to $3.8 billion, including an initial consideration of $3.0 billion, a payment of up to $0.6 billion between 2018 and 2021 subject to commodity price, and potential further payments of up to $0.2 billion for future discoveries. The transaction is subject to partner and regulatory approvals, with completion expected in 2017.

■

In March 2017, we agreed to sell all of our in-situ and undeveloped oil sands interests in Canada, and our 60% interest in the Athabasca Oil Sands Project (AOSP). The transaction is estimated to result in a post-tax impairment of $1.3 billion to $1.5 billion, subject to adjustments. In a related transaction, we have agreed to jointly acquire Marathon Oil Canada Corporation (MOCC), which has a 20% interest in the AOSP. Upon completion of all transactions, we will continue as operator of the Scotford Upgrader and Quest carbon capture and storage (CCS) project. The transactions are expected to close in mid 2017, subject to subject to customary closing conditions, adjustments and regulatory approvals. Subject to closing of all transactions and additional further conditions, we may swap our 50% purchased interest in MOCC for a 20% interest in assets of the Scotford Upgrader and Quest CCS project. If the swap were to occur, we would fully exit AOSP mining operations and have a 20% interest in the Scotford Upgrader and Quest CCS project. See Note 30 to the “Consolidated Financial Statements” on page 152.

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

■

Lease agreements, which are typically used in North America and are usually governed by terms similar to licences. Participants may include governments or private entities, and royalties are either paid in cash or in kind.

■

Production-sharing contracts (PSCs) entered into with a government, state-owned company or government-run oil and gas company. PSCs generally oblige the independent oil and gas company, as contractor, to provide all the financing and

28        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

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

EUROPE

Denmark

We have a non-operating interest in a producing concession in Denmark (Shell interest 36.8%), which was granted in 1962 and expires in 2042. The Danish government is one of our partners with a 20% interest.

Ireland

We are the operator of the Corrib gas project (Shell interest 45%), which has been in production since 2015.

Italy

We have a 39.23% interest in the Val d’Agri producing concession, operated by ENI. Over the course of about four months in 2016, operational issues with the waste-water classification resulted in production being shut in. During 2016, the Val d’Agri Phase 2 project was reshaped and an alternative phased approach defined to improve capital efficiency, resolve critical sustainable development elements and lower non-technical risks.

We also have a 25% interest in the Tempa Rossa concession operated by Total. The Tempa Rossa field is under development and first oil is expected in 2018.

Netherlands

Shell and ExxonMobil are 50:50 shareholders in Nederlandse Aardolie Maatschappij B.V. (NAM). An important part of NAM’s gas production comes from the onshore Groningen gas field, in which EBN, a Dutch government entity, has a 40% interest and NAM a 60% interest.

Production from the Groningen field has caused earthquakes in the past which are expected to continue. The earthquakes have caused damage to houses and other structures in the region and complaints from the local community. Since 2013 the Minister of Economic Affairs has imposed caps on production in order to reduce the impact of the earthquakes on the neighbouring communities. In September 2016, the Minister approved the production of 24 billion cubic metres per year from the Groningen field until October 1, 2021. At the request of Parliament, the Minister will review annually whether new circumstances have arisen that call for a further reduction of the production. Since 2013, a variety of measures have been taken by NAM, the Minister and the government, including an in-depth study and measuring programme (both sub-surface and above surface) and issuance of specific building regulations. A national coordinator has been appointed by the government to coordinate public oversight and a dedicated damage claim handling company has been set up, with improvements to damage claim handling kept under review. See “Risk factors” on page 14.

NAM also has a 60% interest in the Schoonebeek oil field, which resumed operations in September 2016 following the resolution of pipeline integrity issues, and operates a significant number of other onshore gas fields and offshore gas fields in the North Sea.

Norway

As a result of the BG acquisition, we are the operator in the producing Gaupe (Shell interest 60%) and Knarr fields (Shell interest 45%).

Overall, we are a partner in 42 production licences on the Norwegian continental shelf, including seven new licences awarded in January 2017. We are the operator in 19 of these, of which four are producing: the Draugen oil field (Shell interest 44.6%), the Gaupe and Knarr fields, and the Ormen Lange gas field (Shell interest

17.8%). We have interests in the producing fields Troll, Gjøa, Kvitebjørn and Valemon, where we are not the operator.

UK

We operate a significant number of our interests on the UK continental shelf on behalf of a 50:50 joint arrangement with ExxonMobil. Most of our UK oil and gas production comes from the North Sea. In the Atlantic Margin area, we have various interests where we are not the operator, principally in the West of Shetland area (Clair, Shell interest 28%, and Schiehallion, Shell interest approximately 55%).

Production from the Schiehallion and Loyal fields was suspended during 2013 as the fields are being redeveloped. A replacement FPSO was installed in 2016 and production from these fields is expected to resume in 2017.

As a result of the BG acquisition, we also have interests, where we are not the operator, in the Buzzard field (Shell interest 21.7%, operated by Nexen Petroleum), located in the Outer Moray Firth, central North Sea; in the J-Block and Jade area (Shell interests ranging from 30.5% to 35%, operated by ConocoPhillips); interests ranging from 20% to 49% in the Beryl area fields operated by Apache; and other operated and non-Shell operated interests in offshore blocks, with Shell interests ranging from 14.1% to 100%.

In 2016, we sold our 7.59% interest in the Maclure oil and gas field in the North Sea, and we sold the Anasuria FPSO (including the Guillemot A, Cook and Teal fields), also in the North Sea.

In January 2017, we agreed to sell our interests in the UK North Sea assets Buzzard, Beryl, Bressay, Elgin-Franklin, J-Block, the Greater Armada cluster, Everest, Lomond and Erskine, as well as a 10% interest in Schiehallion. Completion is subject to partner and regulatory approvals.

Rest of Europe

We also have interests in Albania, Bulgaria, Cyprus, Germany and Greenland.

ASIA (INCLUDING THE MIDDLE EAST AND RUSSIA)

Brunei

Shell and the Brunei government are 50:50 shareholders in Brunei Shell Petroleum Company Sendirian Berhad (BSP). BSP has long-term oil and gas concession rights onshore and offshore Brunei, and sells most of its gas production to Brunei LNG Sendirian Berhad (See “Integrated Gas” on page 23). BSP started up the Champion Intermediate Deep (expected peak production of around 9 thousand boe/d) and Champion Waterflood B2-B3 (expected peak production of around 10 thousand boe/d) projects in 2016.

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

The non-Shell-operated ML South development (Shell interest 35%) achieved first production in 2016.

Iran

Shell transactions with Iran are disclosed separately. See “Section 13(r) of the US Securities Exchange Act of 1934 Disclosure” on page 194.

Iraq

We have a 45% interest in the Majnoon oil field that we operate under a development and production services contract that expires in 2030. The other partners in Majnoon are PETRONAS (30%) and the Iraqi government, which is represented by the Missan Oil Company (25%). Majnoon is located in southern Iraq and is one of the world’s largest oil fields. Production at Majnoon averaged 215 thousand boe/d in 2016, compared with 206 thousand boe/d in 2015. We also have a 20% interest in the development and production services contract for the West Qurna 1 field, which is operated by ExxonMobil. This interest is subject to an ongoing sales process.

29        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

We also have a 44% interest in the Basrah Gas Company, which gathers, treats and processes associated gas produced from the Rumaila, West Qurna 1 and Zubair fields that was previously being flared. The processed gas and associated products, such as condensate and liquefied petroleum gas (LPG), are sold primarily to the domestic market with the potential to export any surplus. In 2016, Basrah Gas processed over 570 million standard cubic feet per day of associated gas into dry gas, condensate and LPG, and executed its first exports of LPG and condensates.

Kazakhstan

As a result of the BG acquisition, we are the joint operator of the onshore Karachaganak oil and condensate field (Shell interest 29.25%), where we have a licence to the end of 2037. Karachaganak produced around 390 thousand boe/d, on a 100% basis, in 2016.

We have a 16.8% interest in the North Caspian Sea Production Sharing Agreement which covers, among others, the Kashagan field in the Kazakh sector of the Caspian Sea, where first crude oil was exported on October 29, 2016, and the Commencement of Commercial Production milestone was achieved on November 1, 2016. The North Caspian Operating Company is the operator. This shallow-water field covers an area of approximately 3,400 square kilometres. Phase 1 development of the field is expected to lead to plateau oil production capacity of about 370 thousand b/d, on a 100% basis, with the possibility of increases with additional phases of development. Production started in October 2016.

We also have an interest of 55% in the Pearls PSC, covering an area of approximately 900 square kilometres in the Kazakh sector of the Caspian Sea. It includes two oil discoveries, Auezov and Khazar.

We also have a 7.43% interest in Caspian Pipeline Consortium, which owns and operates an oil pipeline running from the Caspian Sea to the Black Sea across parts of Kazakhstan and Russia.

Malaysia

We explore for and produce oil and gas offshore Sabah and Sarawak under 16 PSCs, in which our interests range from 20% to 75%.

Offshore Sabah, we operate five producing oil fields (Shell interests ranging from 29% to 50%). These include the Gumusut-Kakap deep-water field (Shell interest 29%) where production is via a dedicated floating production system. We have additional interests ranging from 30% to 40% in PSCs for the exploration and development of four blocks. These include the Malikai deep-water field (Shell interest 35%), which we are developing as the operator and where we started production from the Malikai TLP. We also have a 21% interest in the Siakap North-Petai deep-water field and a 30% interest in the Kebabangan field, both operated by third parties.

In 2016, we agreed to sell our 50% interest in the 2011 North Sabah EOR Production Sharing Contract in Malaysia, subject to obtaining regulatory and partner approval.

Offshore Sarawak, we are the operator of 12 producing gas fields (Shell interests ranging from 37.5% to 70%). Nearly all of the gas produced is supplied to Malaysia LNG in Bintulu and to our gas-to-liquids plant in Bintulu. See “Integrated Gas” on page 24.

We also have a 40% interest in the 2011 Baram Delta EOR PSC and a 50% interest in Block SK-307. Additionally, we have interests in four exploration PSCs: SK318, SK319, SK320 and SK408.

Oman

We have a 34% interest in Petroleum Development Oman (PDO); the Omani government has a 60% interest. PDO is the operator of more than 160 oil fields, mainly located in central and southern Oman, over an area of 85,823 square kilometres. The concession expires in 2044.

We also participate in the Mukhaizna oil field (Shell interest 17%).

United Arab Emirates

In Abu Dhabi, we have a 15% interest in the licence of Abu Dhabi Gas Industries Limited (GASCO), which expires in 2028. GASCO exports propane, butane and heavier-liquid hydrocarbons, which it extracts from the wet gas associated with the oil produced by the Abu Dhabi Company for Onshore Oil Operations.

In 2016, we decided to exit the joint development of the Bab sour gas reservoirs (Shell interest 40%) with ADNOC in the emirate of Abu Dhabi, and to stop further work on the project.

Rest of Asia

We also have interests in Jordan, Kuwait, Mongolia, Myanmar, State of Palestine, the Philippines and Turkey.

AFRICA

Egypt

We have a 50% interest in the Badr Petroleum Company (BAPETCO), a self-operated joint venture between Shell and the Egyptian General Petroleum Corporation (EGPC). BAPETCO onshore operations are located in the Western Desert where we have an interest in nine oil and gas producing development leases, as well as three exploration concessions (North East Obaiyed, North Matrouh and North East Alam El Shawish).

As a result of the BG acquisition, we have interests in two gas-producing areas offshore the Nile Delta. We have a 40% interest in the Rashid Petroleum Company (RASHPETCO), a self-operated joint venture between Shell, EGPC and Edison, which operates the Rosetta concession (Shell interest 80%). In 2016, the contractor parties to the Rosetta concession (Shell and Edison) handed over the right of use for the Rosetta onshore gas processing plant to BP and RWE.

We also have a 25% interest in the Burullus Gas Company (Burullus), a self-operated joint venture between Shell, EGPC and PETRONAS. Burullus operates the West Delta Deep Marine concession (WDDM, Shell interest 50%).

In 2016, gas was supplied from the WDDM concession to the Egyptian LNG plant (see “Integrated Gas” on page 25).

We also have a 60% interest in the development rights over the Harmattan Deep discovery and in the Notus discovery offshore the Nile Delta.

Gabon

We have an interest in eight onshore mining concessions (Shell interest ranging from 40% to 100%), of which five are Shell operated and three are Total operated. The onshore concessions are governed through seven PSCs and one tax agreement. An important part of the Gabon production comes from the Toucan (Shell interest 94.25%), Rabi (Shell interest 52.5%) and Koula fields (Shell interest 40%). We also have a 75% interest in Shell-operated Gabon deep-water exploration licences.

30        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Nigeria

Our share of production, onshore and offshore, in Nigeria was 258 thousand boe/d in 2016, compared with 278 thousand boe/d in 2015. Security issues, sabotage and crude oil theft in the Niger Delta continued to be significant challenges in 2016.

Onshore

The Shell Petroleum Development Company of Nigeria Limited (SPDC) is the operator of a joint arrangement (Shell interest 30%) that has 17 Niger Delta onshore oil mining leases (OML), which expire in 2019. These include OML 25 which is held for sale subject to the resolution of pending litigation. Of the Nigeria onshore proved reserves, 164 million boe are expected to be produced before the expiry of the current licences, and 377 million boe beyond. To provide funding, modified carry agreements are in place for certain key projects and are being reimbursed.

Although the level of crude oil theft decreased in 2016 compared with 2015, a substantial increase in the level of sabotage was reported as a result of the Forcados export line attacks, which led to a significantly higher overall production loss than in 2015.

SPDC supplies gas to Nigeria LNG Ltd (see “Integrated Gas” on page 24) mainly through its Gbaran-Ubie and Soku projects.

Offshore

Our main offshore deep-water activities are carried out by Shell Nigeria Exploration and Production Company Limited (SNEPCO, Shell interest 100%), which has interests in four deep-water blocks, under PSC terms. SNEPCO operates OMLs 118 (including the Bonga field, Shell interest 55%) and 135 (Bolia and Doro, Shell interest 55%) and has a 43.75% interest in OML 133 (Erha), where we are not the operator, and a 50% interest in OPL 245 (Zabazaba, Etan), where we are also not the operator.

Authorities in various countries are investigating our investment in Nigerian oil block OPL 245 and the 2011 settlement of litigation pertaining to that block. On January 27, 2017, the Nigeria Federal High Court issued an Interim Order of Attachment for oil block OPL 245, pending the conclusion of the investigation. Shell has applied to discharge this order on constitutional and procedural grounds. On February 14, 2017, we received notice of the request of indictment from the Italian prosecution office in Milan.

SNEPCO also has an approximate 43% interest in the Bonga South West / Aparo development via its 55% interest in OML 118. Following the decision to delay the Bonga South West / Aparo project, a reframing exercise is under way to make this project economically viable in the current business environment. FID is not expected before 2018.

SPDC also has three shallow-water licences (OMLs 74, 77, and 79) and a 40% interest in the non-Shell-operated Sunlink joint venture that has one shallow-water licence (OML 144); all four shallow-water OMLs expire in 2034.

In our Nigerian operations, we face various risks and adverse conditions which could have a material adverse effect on our operational performance, earnings, cash flows and financial condition (see “Risk factors” on page 13). These risks and conditions include: security issues surrounding the safety of our people, host communities and operations; sabotage and crude oil theft; our ability to enforce existing contractual rights; litigation; limited infrastructure; potential legislation that could increase our taxes or costs of operations; the effect of lower oil and gas prices on the government budget; and regional instability created by militant activities. There are limitations to the extent to which we can mitigate these risks. We carry out regular portfolio assessments to remain a competitive player in Nigeria for the long term. We support the Nigerian government’s efforts to improve the efficiency, functionality and domestic benefits of Nigeria’s oil and gas industry, and we monitor legislative developments. We monitor the security situation and liaise with host communities, governmental and non-governmental organisations to help promote peace and safe operations. We continue to provide transparency of spills management and reporting, along with our deployment of oil-spill response capability and technology. We execute a maintenance strategy to support sustainable equipment reliability, and have implemented a multi-year programme to support sustainable reductions in the routine flaring of associated gas. See “Environment and society” on page 56.

Rest of Africa

We also have interests in Algeria, Kenya, Namibia, South Africa, Tanzania and Tunisia.

NORTH AMERICA

Canada

We have approximately 1,600 mineral leases in Canada, mainly in Alberta and British Columbia. We produce and market natural gas, natural gas liquids, synthetic crude oil and bitumen. In addition, we have significant exploration acreage offshore.

Shales

We continued to develop fields in Alberta and British Columbia during 2016 through drilling programmes and investment in infrastructure to facilitate new production. We own and operate natural gas processing and sulphur-extraction plants in Alberta and natural gas processing plants in British Columbia. Our investment focus remains on liquid-rich shale assets in Alberta. As part of that focus, we sold shale gas assets located in Deep Basin East and Gundy in November 2016.

Bitumen and synthetic crude oil

Bitumen is a very heavy crude oil produced through conventional methods as well as through enhanced oil recovery methods. We produce and market bitumen in the Peace River area of Alberta. We also have heavy oil resources in approximately 1,200 square kilometres of the Grosmont oil sands area, also in northern Alberta.

Synthetic crude oil is produced by mining bitumen-saturated sands, extracting the bitumen from the sands and transporting it to a processing facility where hydrogen is added to produce a wide range of feedstocks for refineries. We operate the Athabasca Oil Sands Project in north-east Alberta as part of a joint arrangement (Shell interest 60%). The bitumen is transported by pipeline for processing at the Scotford Upgrader, and is located in the Edmonton area. We also have a number of other minable oil sands leases in the Athabasca region with expiry dates ranging from 2018 to 2025. By completing the Alberta Department of Energy’s development requirements prior to their expiry, leases may be extended.

In March 2017, we agreed to sell, in a series of transactions, all of our in-situ and undeveloped oil sands interests in Canada and reduce our interest in the AOSP from 60% to 10%. See Note 30 to the “Consolidated Financial Statements” on page 152.

Carbon capture and storage (CCS)

In 2015, we launched our Quest CCS project in Canada, which captured and safely stored more than 1 million tonnes of CO2 in 2016.

Offshore

We have a 31.3% interest in the Sable Offshore Energy project, a natural-gas complex off the east coast of Canada, and other acreages in deep-water offshore Nova Scotia and Newfoundland. We have a 50% interest and operatorship in the Shelburne exploration project offshore Nova Scotia. We also have a number of exploration licences off the west coast of British Columbia and in the Mackenzie Delta in the Northwest Territories.

USA

We produce oil and gas in deep water in the Gulf of Mexico, heavy oil in California and oil and gas from shale in Pennsylvania, Texas and Louisiana. The majority of our oil and gas production interests are acquired under leases granted by the owner of the minerals underlying the relevant acreage, including many leases for federal onshore and offshore tracts. Such leases usually run on an initial fixed term that is automatically extended by the establishment of production for as long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).

Gulf of Mexico

The Gulf of Mexico is our major production area in the USA, and accounts for more than 62% of our oil and gas production in the country. We have an interest in approximately 400 federal offshore production leases and our share of production averaged 248 thousand boe/d in 2016.

31        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

We are the operator of eight production hubs, Mars A, Mars B, Auger, Perdido, Ursa, Enchilada/Salsa, Ram Powell and Stones, as well as the West Delta 143 Processing Facilities (Shell interest ranging from 38% to 100%). We also have non-operating interests in Nakika (Shell interest 50%) and Caesar Tonga (Shell interest 22.5%), and the Coulomb field (Shell interest 100%).

During 2016, the Stones field came on stream with Shell’s first FPSO in the Gulf of Mexico. We also began drilling operations at the Appomattox field. Construction of the facilities and export pipeline continues with first oil expected in 2019.

In 2016, we sold our 100% interest in the Brutus TLP, the Glider subsea production system, and the pipelines used to transport the oil and gas from the TLP. Additionally, we sold a 20% interest in the Kaikias project in the Gulf of Mexico. We retain an 80% interest and in February 2017 we took the FID to execute Phase 1 of the project. Phase 1 will include three wells which collectively are expected to reach a peak production of approximately 40 thousand boe/d.

Onshore

We have significant shale acreage, focused in the Delaware Permian Basin in west Texas and the Marcellus and Utica plays in Pennsylvania. As a result of the acquisition of BG, we acquired a position in the Haynesville shale gas formation in Northern Louisiana, which is operated by EXCO Resources Inc.

California

We have a 51.8% interest in Aera Energy LLC (Aera) which operates approximately 15,000 wells in the San Joaquin Valley in California, mostly producing heavy oil and associated gas.

Alaska

We found indications of oil and gas in the Burger J well in the Chukchi Sea in 2015, but they were insufficient to warrant further exploration in the prospect and the well was deemed a dry hole. The well was sealed and abandoned in accordance with US regulations.

During the summer of 2016, contractors safely collected the remaining equipment used for our prior offshore exploration and drilling operations, and successfully conducted Phase 4 of the drilling discharge monitoring process in accordance with federal Environmental Protection Agency requirements.

In 2016, we relinquished all but one federal lease in the Chukchi Sea and half of our federal leases in the Beaufort Sea. We concluded a commercial deal to transfer 21 Beaufort federal leases to the Arctic Slope Regional Corporation. We also transferred operatorship of our remaining federal leases (Shell interest 40%) in the Beaufort Harrison Bay area to ENI. We retain 18 state leases nearby and continue to evaluate all our Beaufort holdings for commercial options. The BG acquisition added an onshore gas portfolio in the Alaska Foothills, in which we now have a 33% non-Shell-operated interest along with Anadarko and Suncor. We continue to evaluate options for this portfolio.

Rest of North America

We also have interests in Honduras.

SOUTH AMERICA

Brazil

We operate several producing fields in the Campos Basin, offshore Brazil. They include the Bijupirá and Salema fields (Shell interests 80%) and the BC-10 field (Shell interest 50%). Production from the BC-10 Phase 3 project started in 2016. In February 2016, the agreement to sell our 80% interest in Bijupirá Salema was cancelled and therefore this asset remains in our portfolio.

As a result of the BG acquisition, we have a 30% interest in the Sapinhoa and Lapa fields, as well as 25% interests in the Lula, Iracema, Berbigão, Sururu and Atapú West fields. We have nine producing FPSOs in Brazil, of those the seventh, eighth and ninth FPSOs – Cidade de Maricá, Cidade de Saquarema and Cidade de Caraguatauba respectively – reached first oil in 2016 in various offshore blocks and are expected to ramp up to full production capacity by 2020. Two further FPSOs (Lula North and Lula South) are expected to be brought online in 2017 and four are expected to do so over the period 2018- 2020 (Berbigao, Lula Extreme South, Atapu South, Atapu North).

We have further development and exploration leases in the Santos Basin within the Libra (Shell interest 20%) and Gato-do-Mato BM-S-54 (Shell interest 80%) fields and have a further 20% non-Shell-operated interest in the Sagitario BM-S-50 offshore exploration block also in the Santos Basin.

Additionally, as a further result of the BG acquisition, we operate 10 offshore exploration blocks in the Barreirinhas Basin (Shell interests ranging from 50% to 100%).

Rest of South America

We also have interests in Argentina, Colombia and Uruguay.

TRADING AND SUPPLY

We market and trade crude oil from some of our Upstream operations.

32        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

OIL AND GAS INFORMATION

Proved developed and undeveloped reserves of Shell subsidiaries and Shell share of joint ventures and associates

	Crude oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Bitumen (million barrels)	Total (million boe)[A]
Shell subsidiaries
Increase in 2016:
Revisions and reclassifications	260	532	33	4	389
Improved recovery	24	10	—	—	26
Extensions and discoveries	30	551	96	—	221
Purchases and sales of minerals in place	1,195	7,460	—	—	2,481
Total before taking production into account	1,509	8,553	129	4	3,117
Production [B]	(576)	(3,233)	(56)	(5)	(1,194)
Total	933	5,320	73	(1)	1,923
At January 1, 2016	3,046	23,939	1,941	3	9,117
At December 31, 2016	3,979	29,259	2,014	2	11,040
Shell share of joint ventures and associates
Increase/(decrease) in 2016:
Revisions and reclassifications	(13)	(1,297)	—	—	(237)
Extensions and discoveries	1	35	—	—	7
Total before taking production into account	(12)	(1,262)	—	—	(230)
Production [C]	(38)	(892)	—	—	(192)
Total	(50)	(2,154)	—	—	(422)
At January 1, 2016	313	13,436	—	—	2,630
At December 31, 2016	263	11,282	—	—	2,208
Total
Increase before taking production into account	1,497	7,291	129	4	2,887
Production	(614)	(4,125)	(56)	(5)	(1,386)
Increase/(decrease)	883	3,166	73	(1)	1,501
At January 1, 2016	3,359	37,375	1,941	3	11,747
At December 31, 2016 [D][E]	4,242	40,541	2,014	2	13,248

[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 standard cubic feet (scf) per barrel.

[B] Included 36 million barrels of oil equivalent (boe) consumed in operations (natural gas: 197 thousand million standard cubic feet; synthetic crude oil: 2 million barrels).

[C] Included 8 million boe consumed in operations (natural gas: 44 thousand million scf).

[D] Included 5 million boe of reserves attributable to non-controlling interest in Shell subsidiaries.

[E] In March 2017, we agreed to sell, in a series of transactions, all of our in-situ and undeveloped oil sands interests in Canada and reduce our interest in the Athabasca Oil Sands Project from 60% to 10%. See Note 30 to the “Consolidated Financial Statements” on page 152. Proved reserves associated with these oil sands interests and our 60% interest in the AOSP were 2 billion barrels at December 31, 2016.

PROVED RESERVES

The proved oil and gas reserves of Shell subsidiaries and the Shell share of the proved oil and gas reserves of joint ventures and associates are set out in more detail in “Supplementary information – oil and gas (unaudited)” on pages 153-161.

Before taking production into account, our proved reserves increased by 2,887 million boe in 2016. This comprised an increase of 3,117 million boe from Shell subsidiaries and a decrease of 230 million boe from the Shell share of joint ventures and associates.

After taking production into account, our proved reserves increased by 1,501 million boe in 2016 to 13,248 million boe at December 31, 2016.

In order to illustrate the potential impact of falling commodity prices on our 2015 proved reserves base, we replaced the 2015 yearly average price with the 2016 yearly average price in the analysis below, holding all other variables, such as 2015 costs estimates, constant. Applying this methodology, 1,480 million boe of proved reserves would have been excluded from our SEC proved reserves at December 31, 2015, if the 2016 yearly average price had been used. This negative price effect of 1,480 million boe was the combined effect of a decrease of 1,614 million boe due to an earlier economic cut-off, a decrease of 17 million boe due to proved undeveloped reserves (PUD) no longer being economic, and an increase of 151 million boe due to a higher entitlement share as a result of the lower yearly average price. The 1,480 million boe negative price effect includes a decrease of 1,045 million boe of proved reserves for Muskeg River Mine in Canada. Because of actions we took during 2016, our actual outcome does not reflect this significant price effect. For example, the 2015 proved reserves associated with the Muskeg River Mine remain part of our 2016 proved reserves base because we were able to obtain significant structural cost improvements in 2016 which offset the further decline in prices.

Shell subsidiaries

Before taking production into account, Shell subsidiaries’ proved reserves increased by 3,117 million boe in 2016. This comprised increases of 1,642 million barrels of oil and natural gas liquids and 1,475 million boe (8,553 thousand million scf) of natural gas. The 3,117 million boe increase is the net effect of a net increase of 389 million boe from revisions and reclassifications (which includes an increase of 138 million boe from increased entitlement share in production-sharing and tax/variable royalty contracts due to the lower yearly average price); an increase of 26 million boe from improved recovery; an increase of 221 million boe from extensions and discoveries; and a net increase of 2,481 million boe related to purchases and sales of which 2,431 million boe were additions on acquisition of BG.

After taking into account production of 1,194 million boe (of which 36 million boe were consumed in operations), Shell subsidiaries’ proved reserves increased by 1,923 million boe in 2016 to 11,040 million boe. Shell subsidiaries’ proved developed reserves (PD) increased by 1,510 million boe to 8,077 million boe, and PUD increased by 413 million boe to 2,963 million boe.

33        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Synthetic crude oil

The 2,887 million boe increase in proved reserves before taking production into account in 2016 included an increase of 129 million barrels of synthetic crude oil. This is mainly due to extensions and discoveries of 96 million boe and the price effect from variable royalty contracts of 33 million boe. In 2016, synthetic crude oil production was 56 million barrels, of which 2 million barrels were consumed in operations. At December 31, 2016, synthetic crude oil proved reserves were 2,014 million barrels, of which 1,387 million barrels were PD and 627 million barrels were PUD.

Bitumen

The 2,887 million boe increase in proved reserves before taking production into account in 2016 included an increase of 4 million barrels of bitumen. In 2016, bitumen crude oil production was 5 million barrels with minimal volumes consumed in operations. At December 31, 2016, bitumen crude oil proved reserves were 2 million barrels.

Shell share of joint ventures and associates

Before taking production into account, the Shell share of joint ventures and associates’ proved reserves decreased by 230 million boe in 2016. This comprised decreases of 12 million barrels of oil and natural gas liquids and 218 million boe (1,262 thousand million scf) of natural gas. The 230 million boe decrease is the net effect of a net decrease of 237 million boe from revisions and reclassifications (which included an increase of 1 million boe from an increased entitlement share in production-sharing and tax/variable royalty contracts) due to the lower yearly average price and an increase of 7 million boe from extensions and discoveries.

After taking into account production of 192 million boe (of which 8 million boe were consumed in operations), the Shell share of joint ventures and associates’ proved reserves decreased by 422 million boe to 2,208 million boe at December 31, 2016.

The Shell share of joint ventures and associates’ proved PD decreased by 219 million boe to 1,836 million boe, and PUD decreased by 203 million boe to 372 million boe.

Proved undeveloped reserves

In 2016, Shell subsidiaries’ and the Shell share of joint ventures and associates’ PUD increased by 210 million boe to 3,335 million boe.

The increase in 2016 consisted of additions of 1,093 million boe from purchases (of which 1,017 million boe related to the BG acquisition) and of 626 million boe  matured from contingent resources to PUD from new projects, partly offset by a decrease of 1,111 million boe of PUD volumes that were matured to PD from major projects coming on stream during the year — Iracema and Sapinhoa gas export and two new FPSOs at Lula (Brazil), Jansz-Io (Australia), Kashaghan (Kazakhstan) and many smaller projects — and a net decrease of 398 million boe from revisions and reclassifications of prior PUD volumes due to the lower yearly average price, projects removed from our business plan and technical changes both up and down of prior PUD estimates.

The 1,111 million boe PUD volumes matured to PD included 187 million boe that were matured to PD from contingent resource through PUD as a result of project execution during the year.

PUD held for five years or more (PUD5+) at December 31, 2016, amounted to 1,494 million boe, an increase of 62 million boe compared with the end of 2015. These PUD5+ remain undeveloped because development either: requires the installation of gas compression and the drilling of additional wells, which will be executed when required to support existing gas delivery commitments (Netherlands and Russia); requires gas cap blow down which is awaiting end-of-oil production (in Nigeria); or will take longer than five years because of the complexity and scale of the project (Australia and Kazakhstan) or next mine phase awaiting completion of excavation of the current development phase (Canada).

The increase in PUD5+ of 62 million boe consisted of a net increase of 246 million boe, described below, partly offset by a decrease of 184 million boe due to the maturation of PUD5+ to PD from projects coming on stream during 2016, mainly Jansz-Io field (Australia) and Kashaghan field (Kazakhstan). The net increase of 246 million boe included the first time booking of PUD5+ of 341 million boe for projects with aged PUDs first reported over five years ago — mainly Prelude (Australia) and Clair and Schiehallion (UK) — and positive revisions of 82 million boe to previously reported PUD5+, partly offset by a decrease of 177 million boe from PUD associated with projects that are no longer included in our business plan, and other negative revisions to previously reported PUD5+.

The fields with the largest PUD5+ at December 31, 2016, were Muskeg River Mine (Canada), followed by Gorgon, Prelude and Jansz-lo (Australia), Groningen (Netherlands), and Kashaghan (Kazakhstan).

During 2016, we spent $ 11.1 billion on development activities related to PUD maturation.

34        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Summary of proved oil and gas reserves of Shell subsidiaries and Shell share of joint ventures and associates at December 31, 2016
			Based on average prices for 2016
	Crude oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Bitumen (million barrels)	Total (million boe)[A]
Proved developed
Europe	261	8,677	—	—	1,757
Asia	1,399	14,679	—	—	3,930
Oceania	36	3,997	—	—	725
Africa	461	1,618	—	—	740
North America
USA	437	563	—	—	534
Canada	14	458	1,387	2	1,482
South America	543	1,172	—	—	745
Total proved developed	3,151	31,164	1,387	2	9,913
Proved undeveloped
Europe	181	1,561	—	—	450
Asia	243	1,148	—	—	441
Oceania	92	5,085	—	—	969
Africa	68	607	—	—	173
North America
USA	54	112	—	—	73
Canada	4	386	627	—	698
South America	449	478	—	—	531
Total proved undeveloped	1,091	9,377	627	—	3,335
Total proved developed and undeveloped
Europe	442	10,238	—	—	2,207
Asia	1,642	15,827	—	—	4,371
Oceania	128	9,082	—	—	1,694
Africa	529	2,225	—	—	913
North America
USA	491	675	—	—	607
Canada	18	844	2,014	2	2,180
South America	992	1,650	—	—	1,276
Total	4,242	40,541	2,014	2	13,248

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

In the past three years, we met our contractual delivery commitments, with the notable exception of Brunei and, in the last year, the former BG assets in Egypt and Trinidad and Tobago. In the period 2017 to 2019, we are contractually committed to deliver to third parties and joint ventures and associates a total of approximately 7,021 thousand million scf of natural gas from our subsidiaries, joint ventures and associates. The sales contracts contain a mixture of fixed and variable pricing formulae that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery.

In the period 2017-2019, we expect to meet our delivery commitments for almost all of our companies in the different countries where we operate, with an estimated 69% coming from PD, 21% through the delivery of gas that comes available to us from paying royalties in cash, and 10% from the development of PUD as well as other new projects and purchases on the spot market. The key exception (with a shortfall of 820 thousand million scf of natural gas) is Egypt, where the diversion of gas from the recently acquired BG offshore fields to domestic use is expected to continue in the near future for reasons beyond our control, leaving our commitment to deliver the liquefied natural gas commitment under force majeure. In addition, in Trinidad and Tobago, the proved developed reserves failed the economic test at the low yearly average price for gas at the end of 2016. However, we expect to cover 70% of our delivery commitments from existing developed resource volumes, resulting in an expected true shortfall of some 120 thousand million scf.

Exploration

In 2016, we made four notable discoveries in the heartlands of Egypt, Malaysia and the Gulf of Mexico in the USA. Discoveries are being evaluated further in order to establish the extent of commercially producible volumes they contain.

In 2016, we participated in 79 productive exploratory wells with proved reserves allocated (Shell share 46 wells). For further information, see “Supplementary information – oil and gas (unaudited)” on page 169.

In total, the net undeveloped acreage in our exploration portfolio increased by around 28 million acres in 2016, mainly as a result of the BG acquisition. The largest contributions were acreage acquisitions in Asia and South America.

35        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Location of oil and gas exploration and production activities

Location of oil and gas exploration and production activities [A] (at December 31, 2016)
	Exploration	Development and/or production	Shell operator[B]
Europe
Albania	■		■
Bulgaria	■
Cyprus		■	■
Denmark	■	■
Germany	■	■
Greenland	■		■
Ireland	■	■	■
Italy	■	■
Netherlands	■	■	■
Norway	■	■	■
UK	■	■	■
Asia [C]
Brunei	■	■	■
China	■	■	■
India		■	■
Indonesia	■	■
Iraq		■	■
Jordan	■		■
Kazakhstan	■	■
Malaysia	■	■	■
Mongolia	■
Myanmar	■		■
Oman	■	■
Philippines	■	■	■
Qatar		■	■
Russia	■	■	■
State of Palestine		■	■
Thailand	■	■	■
Turkey	■		■
Oceania
Australia	■	■	■
New Zealand	■	■	■
Africa
Algeria	■
Egypt
Gabon	■	■	■
Kenya	■		■
Namibia	■		■
Nigeria	■	■	■
South Africa	■		■
Tanzania	■	■	■
Tunisia		■	■
North America
Canada	■	■	■
Honduras	■		■
USA	■	■	■
South America
Argentina	■	■	■
Bolivia	■	■	■
Brazil	■	■	■
Colombia	■		■
Trinidad and Tobago	■	■	■
Uruguay	■		■

[A] Includes joint ventures and associates. Where a joint venture or an associate has properties outside its base country, those properties are not shown in this table.
[B] In several countries where “Shell operator” is indicated, Shell is the operator of some but not all exploration and/or production ventures.
[C] Shell suspended all exploration and production activities in Syria in December 2011.

36        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Oil and gas production available for sale

Crude oil and natural gas liquids [A]	Thousand barrels
	2016		2015		2014
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Denmark	15,423	—	17,396	—	18,834	—
Norway	21,656	—	14,337	—	14,893	—
UK	41,426	—	20,762	—	14,746	—
Other [B]	7,695	872	12,053	1,311	12,641	1,986
Total Europe	86,200	872	64,548	1,311	61,114	1,986
Asia
Brunei	952	17,402	823	18,663	648	18,576
Iraq	19,809	—	20,009	—	19,218	—
Kazakhstan	21,330	—	—	—	—	—
Malaysia	27,241	—	22,980	—	16,754	—
Oman	80,567	—	78,404	—	74,781	—
Russia	22,134	10,966	22,016	10,273	23,579	10,403
Other [B]	29,319	7,850	24,480	7,923	27,165	10,512
Total Asia	201,352	36,218	168,712	36,859	162,145	39,491
Total Oceania [B]	8,524	1,268	7,858	3,050	9,191	3,688
Africa
Gabon	12,838	—	12,472	—	12,144	—
Nigeria	62,739	—	67,832	—	69,851	—
Other [B]	9,427	—	6,159	—	5,008	—
Total Africa	85,004	—	86,463	—	87,003	—
North America
USA	102,795	—	104,263	—	98,895	—
Canada	10,883	—	8,599	—	8,389	—
Total North America	113,678	—	112,862	—	107,284	—
South America
Brazil	78,477	—	13,307	—	16,575	—
Other [B]	2,935	—	576	—	361	—
Total South America	81,412	—	13,883	—	16,936	—
Total	576,170	38,358	454,326	41,220	443,673	45,165

[A] Reflects 100% of production of subsidiaries except in respect of production-sharing contracts (PSCs), where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B] Comprises countries where 2016 production was lower than 7,300 thousand barrels or where specific disclosures are prohibited.

Synthetic crude oil	Thousand barrels
	2016	2015	2014
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	53,603	49,891	46,934

Bitumen	Thousand barrels
	2016	2015	2014
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	4,606	5,258	5,779

37        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Natural gas [A]	Million standard cubic feet
	2016		2015		2014
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Denmark	47,143	—	48,211	—	49,708	—
Germany	51,483	—	58,230	—	66,718	—
Ireland	44,660	—	27	—	—	—
Netherlands	—	402,759	—	429,626	—	581,028
Norway	242,736	—	253,108	—	252,284	—
UK	190,185	—	101,276	—	104,346	—
Other [B]	10,076	—	15,865	—	15,840	—
Total Europe	586,283	402,759	476,717	429,626	488,896	581,028
Asia
Brunei	26,918	155,881	21,337	162,862	22,228	155,244
China	43,699	—	46,481	—	53,065	—
Kazakhstan	77,122	—	—	—	—	—
Malaysia	221,661	—	254,523	—	241,908	—
Philippines	45,070	—	41,430	—	40,289	—
Russia	4,141	133,396	3,887	131,697	4,170	128,175
Thailand	59,774	—
Other [B]	383,763	118,366	345,020	118,421	379,880	118,198
Total Asia	862,148	407,643	712,678	412,980	741,540	401,617
Oceania
Australia	418,793	36,704	132,209	67,382	132,801	87,830
New Zealand	58,239	—	55,906	—	69,052	—
Total Oceania	477,032	36,704	188,115	67,382	201,853	87,830
Africa
Egypt	145,198	—	65,002	—	54,079	—
Nigeria	184,188	—	195,064	—	234,599	—
Other [B]	34,901	—	—	—	—	—
Total Africa	364,287	—	260,066	—	288,678	—
North America
USA	309,298	—	264,351	—	360,846	—
Canada	253,509	—	234,055	—	214,756	—
Total North America	562,807	—	498,406	—	575,602	—
South America
Bolivia	67,191	—	—	—	—	—
Trinidad and Tobago	78,433	—	—	—	—	—
Other [B]	38,980	—	12,853	—	12,449	—
Total South America	184,604	—	12,853	—	12,449	0
Total	3,037,161	847,106	2,148,835	909,988	2,309,018	1,070,475

[A] Reflects 100% of production of subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B] Comprises countries where 2016 production was lower than 41,795 million scf or where specific disclosures are prohibited.

38        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Average realised price by geographical area

Crude oil and natural gas liquids	$/barrel
	2016			2015			2014
	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	38.62	40.75		49.77	45.97		94.57	89.68
Asia	38.11	43.95		47.73	52.21		89.47	96.85
Oceania	36.64	33.76	[A]	43.39	50.01	[A]	82.26	88.07	[A]
Africa	42.73	—		51.80	—		100.55	—
North America – USA	37.50	—		44.99	—		87.90	—
North America – Canada	25.76	—		25.45	—		59.19	—
South America	38.58	—		42.38	—		88.68	—
Total	38.60	43.58		47.52	51.82		91.09	95.87

[A] Included Shell’s 14% share of Woodside Petroleum Limited (Woodside) from June 2014 to April 2016 (previously: 23%). Woodside is a publicly listed company on the Australian Securities Exchange for which we have limited access to data; accordingly, the numbers are estimated. The accounting classification of Woodside was changed from an associate to an investment in securities in April 2016.

Synthetic crude oil	$/barrel
	2016	2015	2014
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	37.61	40.87	81.83

Bitumen	$/barrel
	2016	2015	2014
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	25.74	30.25	70.19

Natural gas	$/thousand scf
	2016			2015			2014
	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	4.75	4.19		7.10	6.46		8.58	8.26
Asia	2.32	4.63		3.02	7.06		4.57	11.50
Oceania	5.31	4.33	[A]	6.80	6.73	[A]	10.49	11.01	[A]
Africa	2.33	—		2.10	—		2.71	—
North America – USA	2.21	—		2.39	—		4.52	—
North America – Canada	1.71	—		2.29	—		4.39	—
South America	1.83	—		2.46	—		2.85	—
Total	3.16	4.41		4.07	6.77		5.68	9.72

[A] Included Shell’s 14% share of Woodside from June 2014 to April 2016 (previously: 23%). Woodside a publicly listed company on the Australian Securities Exchange for which we have limited access to data; accordingly, the numbers are estimated. The accounting classification of Woodside was changed from an associate to an investment in securities in April 2016.

39        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Average production cost by geographical area

Crude oil, natural gas liquids and natural gas [A]	$/boe
	2016			2015			2014
	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	13.70	4.17		16.97	5.07		19.47	4.25
Asia	6.32	6.62		7.42	6.89		7.87	7.62
Oceania	8.87	16.19	[B]	13.43	14.66	[B]	13.62	14.44	[B]
Africa	9.93	—		11.96	—		14.86	—
North America – USA	21.44	—		20.28	—		21.35	—
North America – Canada	13.59	—		18.85	—		22.96	—
South America	7.64	—		21.31	—		25.26	—
Total	10.92	6.08		13.42	6.77		15.10	6.68

[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.
[B] Included Shell’s 14% share of Woodside from June 2014 to April 2016 (previously: 23%). Woodside is a publicly listed company on the Australian Securities Exchange for which we have limited access to data; accordingly, the numbers are estimated. The accounting classification of Woodside was changed from an associate to an investment in securities in April 2016.

Synthetic crude oil	$/barrel
	2016	2015	2014
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	26.14	31.50	42.46

Bitumen	$/barrel
	2016	2015	2014
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	14.19	18.58	23.24

40        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

DOWNSTREAM

Key statistics	$ million, except where indicated
	2016	2015	2014
Segment earnings [A]	6,588	10,243	3,411
Including:
Revenue (including inter-segment sales)	203,550	237,746	378,046
Share of profit of joint ventures and associates [A]	2,244	2,215	1,693
Interest and other income	851	1,156	41
Operating expenses [B]	19,681	20,816	22,701
Depreciation, depletion and amortisation	3,681	3,667	6,619
Taxation charge [A]	1,008	1,639	1,085
Capital investment [B]	6,057	5,119	5,910
Divestments [B]	2,889	2,282	4,410
Refinery availability (%) [C]	90	90	93
Chemical plant availability (%) [C]	90	85	85
Refinery processing intake (thousand b/d)	2,701	2,805	2,903
Oil products sales volumes (thousand b/d)	6,483	6,432	6,365
Chemicals sales volumes (thousand tonnes)	17,292	17,148	17,008

[A] See Note 5 to the “Consolidated Financial Statements” on pages 129-130. Segment earnings are presented on a current cost of supplies basis.

[B] See “Non-GAAP measures reconciliations” on pages 195-196.

[C] The basis of calculation differs from that used for the “Refinery and chemical plant availability” measure in “Performance indicators” on page 20, which excludes downtime due to uncontrollable factors.

Overview

Our Downstream business is made up of a number of different Oil Products and Chemicals activities, part of an integrated value chain, including trading activities, that turns crude oil and other feedstocks into a range of products which are moved and marketed around the world for domestic, industrial and transport use. The products we sell include gasoline, diesel, heating oil, aviation fuel, marine fuel, lubricants, bitumen and sulphur. In addition, we produce and sell petrochemicals for industrial use worldwide.

Our Oil Products activities comprise Refining and Trading, and Marketing, referred to as classes of business. Marketing includes Retail, Lubricants, Business to Business (B2B), Pipelines and Biofuels and alternative energies. Chemicals has major manufacturing plants, located close to refineries, and its own marketing network. In Trading and Supply, we trade crude oil, oil products and petrochemicals, to optimise feedstocks for Refining and Chemicals, to supply our Marketing businesses and third parties, and for our own profit.

Business conditions

Industry gross refining margins were lower on average in 2016 than in 2015 in each of the key refining hubs of Europe, Singapore and the USA. Oil products demand growth was stronger globally, with an increase of 1.5 million b/d compared with 2015, driven in part by the lower crude oil price environment. In spite of overcapacity in the refining industry, some new refinery capacity came on line in 2016, which could weaken margins going forward. In 2017, we expect demand for products such as gasoline and middle distillates will continue to grow and support margins, driven by increasing economic activity as well as freight and passenger transport. However, ample refining capacity and potentially strengthening feedstock prices could narrow margins. Overall, we believe margins could be similar to 2016, but demand and supply-side uncertainty may drive significant volatility. See “Market overview” on page 16.

Asian naphtha cracker margins rose strongly in 2016 for the second consecutive year due to rising demand and periods of reduced cracker capacity availability. European naphtha cracker margins remained at similar levels to 2015, supported by demand growth. US ethane cracker margins declined as lower crude oil prices reduced the margin available in the ethane to polyethylene value chain. The outlook for petrochemical margins in 2017 is very uncertain. Demand for petrochemicals closely relates to economic growth as well as product prices. Product prices reflect prices of raw materials which are closely linked to crude oil and natural gas prices. The balance of these factors will drive margins. See “Market overview” on page 16.

REFINERY AND CHEMICAL PLANT AVAILAbILITY

Refinery availability was 90% in both 2016 and 2015.

Chemicals plant availability was 90% in 2016, compared with 85% in 2015, mainly reflecting recovery at the Moerdijk site in the Netherlands, which was partly offset by unit shutdowns at the Bukom site in Singapore.

OIL PRODUCTS AND CHEMICALS SALES

Oil products sales volumes increased by 1% in 2016 compared with 2015, reflecting higher trading volumes. This was partly offset by lower marketing volumes mainly as a result of divestments.

Chemicals sales volumes increased by 1% in 2016 compared with 2015. The improvement was principally due to improved asset availability and utilisation. Sales volumes were impacted by outages at Bukom in 2016, but the impact was slightly less than that caused by outages in Europe (Moerdijk and Rheinland) in 2015.

Earnings 2016-2015

Segment earnings are presented on a current cost of supplies basis (see “Summary of results” on page 18), which in 2016 were $1,085 million lower than on a first-in, first-out basis (2015: $1,955 million higher), as shown in “Non-GAAP measures reconciliations” on page 195.

Segment earnings in 2016 of $6,588 million were 36% lower than in 2015. Earnings in 2016 included a net charge of $655 million compared with a net gain in 2015 of $495 million, described at the end of this section.

Excluding the impact of these items, earnings in 2016 were $7,243 million, compared with $9,748 million in 2015. Refining and Trading accounted for 20% of these 2016 earnings, Marketing for 57% and Chemicals for 23%.

The decrease in these earnings of $2,505 million (26%) compared with 2015 was mainly driven by lower realised refining and trading margins (around $2,710 million), a higher effective tax rate (around $540 million), mainly due to one-off impacts and the geographical split of earnings, and other net negative impacts (around $250 million). There was a partial offset from lower operating expenses and stronger marketing margins (around $500 million each) excluding the effect of divestments and exchange rates.

41        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

The decrease in earnings of $2,505 million analysed by class of business was as follows:

■

Refining and Trading earnings were $2,861 million lower than in 2015. Realised refining margins were significantly lower across all regions, reflecting weaker global refining industry conditions due to oversupply and high inventory levels. The fall in margins was exacerbated by operational issues at the Bukom refinery in Singapore. In the Americas, in addition to the weaker margin environment, there were operational issues at the Martinez and Deer Park refineries in the USA, and a major turnaround at the Scotford refinery in Canada. Motiva Enterprises LLC (Motiva) joint venture (Shell interest 50%) earnings were also impacted by the weaker margin environment and operational issues at the Port Arthur and Convent refineries in the USA. In Europe, slightly improved operations at the Pernis (in the Netherlands) and Fredericia (in Denmark) refineries partly offset the impact of the weaker market. In Asia, realised margins were reduced by delays to unit turnarounds at the Bukom refinery. Trading margins were lower than in 2015 due to lower market volatility and challenging market conditions.

■

Marketing earnings were $359 million higher than in 2015. Compared with 2015, earnings in 2016 benefited from stronger unit margins and lower operating expenses, more than offsetting the impact of divestments and unfavourable exchange rate effects. Our Raízen joint venture (Shell interest 50%) in Brazil benefited from higher sugar and ethanol prices as well as strong unit margins in its retail operation.

■

Chemicals earnings were $3 million lower than in 2015. Earnings in 2016 were primarily impacted by unit shutdowns at Bukom and weaker intermediates industry conditions, partly offset by recovery at Moerdijk, tight supply conditions in Asia and lower operating expenses.

Segment earnings in 2016 included a net charge of $655 million, reflecting redundancy and restructuring charges of $523 million, impairments of $506 million (mainly in respect of the Port Dickson refinery in Malaysia, the Fredericia refinery and expenditure at the Bukom refinery), reported in depreciation, a net charge from fair value accounting of commodity derivatives of $373 million and other net charges of $25 million. These were partly offset by net gains on divestments of $772 million (mainly in respect of Showa Shell and our Marketing business in Denmark) reported in interest and other income.

Segment earnings in 2015 included a net gain of $495 million, reflecting net gains on divestments of $1,095 million (primarily in China, France and Norway), partly offset by impairment charges of $505 million (mainly related to the Westward Ho pipeline in the USA and to expenditure at the Bukom refinery) and other net charges of $95 million.

Earnings 2015-2014

Segment earnings are presented on a current cost of supplies basis, which in 2015 were $1,955 million higher than on a first-in, first-out basis (2014: $4,366 million higher).

Segment earnings of $10,243 million in 2015 were 200% higher than in 2014. Earnings in 2015 included a net gain of $495 million described above. Earnings in 2014 included a net charge of $2,854 million, primarily from impairments (mainly in respect of refineries in Asia and Europe) and also from restructuring charges, fair value accounting of commodity derivatives and a provision connected to a prior year sale obligation. Partly offsetting these charges was a gain related to Dutch pension plan amendments.

Excluding the impact of these items, earnings in 2015 were $9,748 million, compared with $6,265 million in 2014. Oil Products earnings accounted for 83% of these 2015 earnings, and Chemicals for 17%.

The earnings improvement of $3,483 million (56%) compared with 2014 was principally driven by lower operating expenses as a result of favourable exchange rates and divestments (around $1,570 million of the improvement), higher realised refining margins, reflecting the industry environment (around $1,360 million), and other items mainly reflecting a lower effective tax rate (around $550 million).

Depreciation, depletion and amortisation were significantly lower in 2015 compared with 2014, mainly due to impairments in 2014.

capital investment

Capital investment was $6.1 billion in 2016, compared with $5.1 billion in 2015. In Refining, it increased by $0.3 billion to $2.2 billion. In Chemicals, it increased by $0.6 billion to $2.5 billion and in Marketing, it decreased by $0.1 billion to $1.4 billion. The increase in Chemicals was mainly due to expenditure on a new cracker in Pennsylvania, USA, and on a growth project in Nanhai, China.

divestments

Divestments were $2.9 billion in 2016, compared with $2.3 billion in 2015. The principal divestments in 2016 were an interest in Showa Shell in Japan, our Marketing business in Denmark, our interest in Shell Refining Company (SRC) in Malaysia, and the sale of interests in Pilipinas Shell Petroleum Corporation (PSPC) and Shell Midstream Partners, L.P. in the Philippines and USA respectively.

Portfolio and business developmentS

We continued to divest selected assets during 2016, including:

■	In Denmark, we sold our Marketing business to Couche-Tard.
■	In Japan, we sold a 31.2% interest in Showa Shell to Idemitsu, retaining a 3.8% interest.
■	In Malaysia, we sold our 51% interest in SRC to Malaysia Hengyuan International Limited. SRC owns the Port Dickson refinery.
■

In the Philippines, PSPC, a subsidiary of Shell, priced its initial public offering (IPO) at 67 Philippine pesos per share. Following the IPO, Shell remains the majority shareholder in PSPC with a 55% interest.

The following agreements were reached in 2016:

■	We signed an agreement with Vitol Africa B.V. to sell our 20% interest in Vivo Energy, the Shell licensee in 16 markets in Africa. Completion is expected in 2017, subject to regulatory approval.
■

In Australia, we signed an agreement with Viva Energy Australia Pty Ltd for the sale of our aviation business. It follows the sale of Shell’s other Downstream activities in the country to Viva Energy in 2014. The sale is expected to complete in the first half of 2017.

■	In Denmark, we agreed to sell the Fredericia refinery and local trading and supply activities to Dansk Olieselskab ApS. The sale is expected to be completed in 2017, subject to regulatory approval.

In January 2017, we agreed to sell our 50% interest in the SADAF petrochemicals joint venture with SABIC in Saudi Arabia. In 2016, the joint venture’s production was around 4 million tonnes. The transaction is expected to be completed in 2017.

In the USA, subsequent to the release of the fourth quarter and full year 2016 unaudited results, Shell signed binding definitive agreements with Saudi Refining Inc. (SRI, a wholly owned subsidiary of Saudi Arabian Oil Company) on the separation of assets, liabilities and businesses of Motiva Enterprises LLC (Motiva), a 50:50 refining and marketing joint venture. Following the completion of this transaction, Shell will assume sole ownership of the Norco and Convent refineries in Louisiana, 11 distribution terminals, and Shell-branded markets in Alabama, Mississippi, Tennessee, Louisiana, a portion of the Florida panhandle, and the North-eastern region of the USA. A balancing payment of $2.2 billion by SRI has been agreed between the parties, subject to adjustments including for working capital. This value will be satisfied by a combination of SRI assuming more than its 50% share of Motiva’s net debt on completion and a cash payment for the balance.  At December 31, 2016, Motiva’s total net debt was $3.2 billion, of which Shell will assume $0.1 billion, resulting in a deduction to the cash portion of the balancing payment of $1.5 billion. The transaction is expected to be completed in 2017, subject to necessary approvals.

42        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

We took the following key portfolio decisions in 2016:

■

In China, we announced the final investment decision (FID) to expand our 50:50 joint venture with China National Offshore Oil Corporation (CNOOC) in Huizhou, Guangdong Province, which includes the Nanhai petrochemicals complex. The expansion includes the ongoing construction of a new ethylene cracker and ethylene derivatives units, which are expected to increase ethylene capacity by more than 1 million tonnes per year when fully completed in 2019.

■

We announced the FID to build a major petrochemicals complex, comprising an ethylene cracker with polyethylene derivatives unit, in Pennsylvania, USA. Main construction is expected to start in 2018, with commercial production beginning early in the next decade.

Business and property

REFINING AND TRADING

Refining

We have interests in 22 refineries worldwide with the capacity to process a total of 2.9 million barrels of crude oil per day (Shell share). Our refining capacity is 35% in Europe and Africa, 42% in the Americas and 23% in Asia and Oceania.

Trading and Supply

Trading and Supply trades in physical and financial contracts, lease storage and transportation capacities, and manages shipping and wholesale commercial fuel activities globally. This includes supplying feedstocks for our refineries and chemical plants and finished products such as gasoline, diesel and aviation fuel to our Marketing businesses and customers.

With more than 100 Shell and joint venture distribution terminals and around 770 supply points in around 25 countries, our supply and distribution infrastructure is well positioned to make deliveries around the world.

Shell Wholesale Commercial Fuels provides transport, industrial and heating fuels. Our range of products, from reliable main-grade fuels to premium products, can offer tangible benefits. These include fuel economy, enhanced equipment performance, reductions in maintenance frequency and costs, and reduced emissions.

MARKETING

Retail

There were more than 43,000 Shell-branded retail stations operating in over 70 countries at the end of 2016. Every day, about 30 million customers pass through these sites to buy fuel and convenience items, including coffee and snacks.

We have more than 100 years’ experience in fuel development. In recent years, aided by our innovative partnership with Scuderia Ferrari, we have concentrated on developing fuels with special formulations designed to clean engines and improve performance. We sell such fuels under the Shell V-Power brand in a growing number of countries, 68 at the end of 2016.

Lubricants

Across more than 100 countries, we produce, market and sell technically advanced lubricants for passenger cars, motorcycles, trucks, coaches, and machinery used in the manufacturing, mining, power generation, agriculture and construction sectors.

We also manufacture premium lubricants from natural gas using gas-to-liquid (GTL) base oils produced at our Pearl GTL plant in Qatar (see “Integrated Gas” page 24).

We have a global lubricants supply chain with a network of seven base oil manufacturing plants, 44 lubricant blending plants, 15 grease plants and four GTL base oil storage hubs.

Through our marine activities, we primarily provide lubricants, but also fuels and related technical services, to the shipping and maritime sectors. Following rationalisation of our product portfolio, we supply around 80 grades of lubricants and nine types of fuel to vessels worldwide, ranging from large ocean-going tankers to small fishing boats.

Business to Business

Our Business-to-Business (B2B) activities encompass the sale of fuels and speciality products and services to a broad range of commercial customers.

Shell Aviation fuels more than two million aircraft a year, with a presence at about 900 airports in around 40 countries.

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

Pipelines

Shell Pipeline Company LP (Shell interest 100%) owns and operates seven tank farms across the USA and transports more than 1.5 billion barrels of crude oil and refined products a year through about 6,000 kilometres of pipelines in the Gulf of Mexico and five US states. Our various non-Shell-operated ownership interests provide about a further 13,000 pipeline kilometres.

We carry more than 40 types of crude oil and more than 20 grades of gasoline, as well as diesel, aviation fuel, chemicals and ethylene.

Shell Midstream Partners, L.P., a midstream limited partnership, owns, operates, develops and acquires pipelines and other midstream assets. Its assets consist of interests in entities that own crude oil and refined products pipeline systems and related assets that serve as key infrastructure to store onshore and offshore crude oil production, transport it to refining markets and deliver refined products to major demand centres. Shell controls the general partner.

Biofuels and alternative energies

Raízen, our joint venture in Brazil (Shell interest 50%), produces ethanol from sugar cane, with an annual production capacity of more than 2 billion litres, and manages a retail network. Raízen opened its first cellulosic ethanol plant at its Costa Pinto mill in Brazil in 2015, which produced 6.9 million litres in 2016. When fully operational, the mill is expected to produce around 40 million litres a year of advanced biofuels from sugar-cane residues.

As part of our biofuel development activities, we continue to invest in new ways to produce biofuels from sustainable feedstocks, such as waste and cellulosic biomass, and have three pilot plants at different stages of construction in India and the USA. These plants are designed to convert cellulosic biomass, which are non-food plants and wastes, into a range of products, including gasoline, diesel, aviation fuel and ethanol. The plant built in Houston, Texas, in 2012, continues to provide valuable data in support of improving the conversion of biomass. A second plant to test a pre-treatment process for cellulosic ethanol is being commissioned in Houston. A third plant has been approved to be installed in Bangalore, India.

Shell is taking part in several initiatives to encourage the adoption of hydrogen-electric energy as a transport fuel. In Germany, the government is supporting the deployment of a national network of hydrogen-electric fuelling stations across the country by 2023. We are working on this project with our joint-venture partners in H2 Mobility Germany – Air Liquide, Daimler, Linde, OMV and Total. We currently have four hydrogen filling stations in Germany and two in Los Angeles, California. We are partnering with ITM Power to make hydrogen fuel available at three retail sites in the south east of the UK. We are assessing the potential for similar projects in Austria, Belgium, France, Luxembourg, the Netherlands, Switzerland and the USA.

With effect from 2017, our biofuel development and hydrogen activities will be reported within Integrated Gas as part of our New Energies business. Raízen will remain within Downstream.

43        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

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

Downstream business activities with Iran, Sudan and Syria

IRAN

Shell transactions with Iran are disclosed separately. See “Section 13(r) of the US Securities Exchange Act of 1934 Disclosure” on page 194.

SUDAN

We ceased all operational activities in Sudan in 2008.

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

Oil products – cost of crude oil processed or consumed [A]		$ per barrel
	2016	2015	2014
Total	34.47	40.91	82.76

[A] Includes Upstream margin on crude oil supplied by Shell subsidiaries, joint ventures and associates. Excludes cost of crude oil processed or consumed by Motiva.

Crude distillation capacity [A]
	Thousand b/calendar day [B]
	2016	2015	2014
Europe	973	1,037	1,033
Asia	808	816	810
Oceania	—	—	80
Africa	82	82	82
Americas	1,223	1,219	1,212
Total	3,086	3,154	3,217

[A] Average operating capacity for the year, excluding mothballed capacity.

[B] Calendar day capacity is the maximum sustainable capacity adjusted for normal unit downtime.

Ethylene capacity [A]	Thousand tonnes/year
	2016	2015	2014
Europe	1,702	1,702	1,659
Asia	2,222	2,222	1,922
Oceania	—	—	—
Africa	—	—	—
Americas	2,235	2,235	2,212
Total	6,159	6,159	5,793

[A] Includes the Shell share of capacity entitlement (offtake rights) of joint ventures and associates, which may be different from nominal equity interest. Nominal capacity is quoted at December 31.

Oil products – crude oil processed [A]		Thousand b/d
	2016	2015	2014
Europe	898	870	941
Asia	563	685	688
Oceania	—	—	59
Africa	68	56	69
Americas	1,088	1,150	1,149
Total	2,617	2,761	2,906

[A] Includes natural gas liquids, share of joint ventures and associates and processing for others.

Refinery processing intake [A]		Thousand b/d
	2016	2015	2014
Crude oil	2,317	2,596	2,716
Feedstocks	384	209	187
Total	2,701	2,805	2,903
Europe	896	903	941
Asia	568	627	639
Oceania	—	—	64
Africa	67	56	69
Americas	1,170	1,219	1,190
Total	2,701	2,805	2,903

[A] Includes crude oil, natural gas liquids and feedstocks processed in crude distillation units and in secondary conversion units.

Refinery processing outturn [A]	Thousand b/d
	2016	2015	2014
Gasolines	1,021	1,012	1,049
Kerosines	326	316	331
Gas/Diesel oils	942	972	1,047
Fuel oil	277	290	316
Other	386	449	395
Total	2,952	3,039	3,138

[A] Excludes own use and products acquired for blending purposes.
44        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Oil product sales volumes [A][B]	Thousand b/d
	2016	2015	2014
Europe
Gasolines	309	403	405
Kerosines	258	251	264
Gas/Diesel oils	765	779	841
Fuel oil	183	186	176
Other products	287	240	205
Total	1,802	1,859	1,891
Asia
Gasolines	388	379	343
Kerosines	195	214	191
Gas/Diesel oils	519	533	515
Fuel oil	354	340	325
Other products	593	489	441
Total	2,049	1,955	1,815
Oceania
Gasolines	—	—	52
Kerosines	55	51	48
Gas/Diesel oils	—	—	64
Fuel oil	—	—	—
Other products	—	—	10
Total	55	51	174
Africa
Gasolines	41	37	36
Kerosines	10	9	9
Gas/Diesel oils	66	57	52
Fuel oil	1	1	—
Other products	7	15	7
Total	125	119	104
Americas
Gasolines	1,331	1,325	1,268
Kerosines	205	204	206
Gas/Diesel oils	540	584	583
Fuel oil	69	86	68
Other products	307	249	256
Total	2,452	2,448	2,381
Total product sales [C]
Gasolines	2,069	2,144	2,104
Kerosines	723	729	718
Gas/Diesel oils	1,890	1,953	2,055
Fuel oil	607	613	569
Other products	1,194	993	919
Total	6,483	6,432	6,365

[A] Excludes deliveries to other companies under reciprocal sale and purchase arrangements, which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.

[B] Includes the Shell share of Raízen’ s sales volumes

[C] Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2016 was a reduction in oil product sales of approximately 839,000 b/d (2015: 1,158,000 b/d; 2014: 1,067,000 b/d).

Chemicals sales volumes [A]	Thousand tonnes
	2016	2015	2014
Europe
Base chemicals	3,670	3,000	3,287
Intermediates and others	2,073	1,936	2,019
Total	5,743	4,936	5,306
Asia
Base chemicals	2,200	2,319	2,220
Intermediates and others	2,927	3,576	2,901
Total	5,127	5,895	5,121
Oceania
Base chemicals	—	—	—
Intermediates and others	—	—	35
Total	—	—	35
Africa
Base chemicals	—	—	—
Intermediates and others	22	37	43
Total	22	37	43
Americas
Base chemicals	4,041	3,036	3,251
Intermediates and others	2,359	3,244	3,252
Total	6,400	6,280	6,503
Total product sales
Base chemicals	9,911	8,355	8,758
Intermediates and others	7,381	8,793	8,250
Total	17,292	17,148	17,008

[A] Excludes feedstock trading and by-products.

45        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Manufacturing plants at December 31, 2016

Refineries in operation
					Thousand barrels/calendar day, 100% capacity[B]
	Location	Asset class	Shell interest (%)	[A]	Crude distillation capacity	Thermal cracking/ visbreaking/ coking	Catalytic cracking	Hydro- cracking
Europe
Denmark	Fredericia [C]	●	100		67	25	—	—
Germany	Miro [D]		32		310	65	89	—
	Rheinland	■●	100		325	44	—	80
	Schwedt [D]		38		204	41	52	—
Netherlands	Pernis	■●	100		404	45	48	83
Asia
Japan	Mizue (Toa) [D]	●◆	2		64	24	38	—
	Yamaguchi [D]	◆	1		110	—	25	—
	Yokkaichi [D]	●◆	3		234	—	55	—
Pakistan	Karachi [D]		30		43	—	—	—
Philippines	Tabangao		67		96	31	—	—
Saudi Arabia	Al Jubail [D]	●◆	50		292	62	—	45
Singapore	Pulau Bukom	■●	100		460	62	33	54
Africa
South Africa	Durban [D]	◆	36		165	23	34	—
Americas
Argentina	Buenos Aires	●◆	100		100	18	20	—
Canada
Alberta	Scotford	◆	100		92	—	—	62
Ontario	Sarnia	◆	100		73	4	19	9
USA
California	Martinez	●	100		144	42	65	37
Louisiana	Convent [D] [E]	◆	50		235	—	83	49
	Norco [D] [E]	■	50		229	25	107	39
Texas	Deer Park	■●	50		312	78	63	53
	Port Arthur [D] [E]	●	50		578	144	81	73
Washington	Puget Sound	●◆	100		137	23	52	—

[A] Shell interest is rounded to the nearest whole percentage point; Shell share of production capacity may differ.

[B] Calendar day capacity is the maximum sustainable capacity adjusted for normal unit downtime.

[C] In September 2016, we agreed to sell the Fredericia refinery.

[D] Not operated by Shell.

[E] We have signed agreements with SRI as a result of which we will assume sole ownership of the Convent and Norco refineries and SRI will assume sole ownership of the Port Arthur refinery (see “Downstream” on page 42).

■  Integrated refinery and chemical complex.

●  Refinery complex with cogeneration capacity.

♦  Refinery complex with chemical unit(s).

46        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Major chemical plants in operation [A]
		Thousand tonnes/year, Shell share capacity [B]
	Location	Ethylene	Styrene monomer	Ethylene glycol	Higher olefins	[C]	Additional products
Europe
Germany	Rheinland	315	—	—	—		A
Netherlands	Moerdijk	972	725	155	—		A, I
UK	Mossmorran [D]	415	—	—	—		—
	Stanlow [D]	—	—	—	330		I
Asia
China	Nanhai [D]	475	320	175	—		A, I, P
Saudi Arabia	Al Jubail [D] [E]	366	400	—	—		A, O
Singapore	Jurong Island	281	1,020	1,005	—		A, I, P, O
	Pulau Bukom	1,100	—	—	—		A, I
Americas
Canada	Scotford	—	485	520	—		A, I
USA	Deer Park	836	—	—	—		A, I
	Geismar	—	—	400	920		I
	Norco	1,399	—	—	—		A
Total		6,159	2,950	2,255	1,250

[A] Major chemical plants are large integrated chemical facilities, typically producing a range of chemical products from an array of feedstocks, and are a core part of our global Chemicals business.

[B] Shell share of capacity of subsidiaries, joint arrangements and associates (Shell and non-Shell-operated), excluding capacity of the Infineum additives joint ventures.

[C] Higher olefins are linear alpha and internal olefins (products range from C6-C2024).

[D] Not operated by Shell.

[E] In January 2017, we agreed to sell our interest.

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

A  Aromatics, lower olefins.

I   Intermediates.

O  Other.

47        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

CORPORATE

Earnings	$ million
	2016	2015	2014
Segment earnings	(1,751)	(425)	(156)
Comprising:
Net interest and investment expense [A]	(1,824)	(995)	(913)
Foreign exchange losses [B]	3	(731)	(263)
Taxation and other [C]	70	1,301	1,020

[A] Mainly Shell’s interest expense (excluding accretion expense) and interest income, together with the Shell share of joint ventures and associates’ net interest expense, and net gains on sales from Shell insurance entities’ portfolio of debt securities.

[B] On Shell’s financing activities, together with the Shell share of joint ventures and associates’ net foreign exchange (gains)/losses on financing activities.

[C] Other earnings mainly comprise headquarters and central functions’ costs not recovered from business segments, and net gains on sale of properties.

Overview

The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell’s holdings and treasury organisation, its self-insurance activities and its headquarters and central functions. All finance expense and income as well as related taxes are included in the Corporate segment earnings rather than in the earnings of the business segments.

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

SELF-INSURANCE

Shell mainly relies on self-insurance for many of its risk exposures and capital is set aside to meet self-insurance obligations (see “Risk factors” on page 14). We seek to ensure that the capital held to support the self-insurance obligations is at a level at least equivalent to what would be held in the third-party insurance market. Periodically, surveys of key assets are undertaken that provide risk-engineering knowledge and best practices to Shell subsidiaries with the aim to reduce their exposure to hazard risks. Actions identified during these surveys are monitored to completion.

INFORMATION TECHNOLOGY

Given our reliance on information technology systems for our operations, we continuously monitor external developments and share information on threats and security incidents. Shell employees and contract staff are subject to mandatory courses and regular awareness campaigns, aimed at protecting us against cyber threats. We periodically review and adapt our disaster recovery plans and security response processes, and seek to enhance our security monitoring capability. See “Risk factors” on page 12.

Earnings 2016-2014

Segment earnings in 2016 were a loss of $1,751 million, compared with a loss of $425 million in 2015 and a loss of $156 million in 2014.

Net interest and investment expense increased by $829 million between 2015 and 2016. Interest expense was significantly higher, driven by additional bond issuances for the BG acquisition and additional debt, including finance leases, assumed on the acquisition (see Note 15 to “Liquidity and capital resources” on pages 136-138). In 2015, net interest and investment expense increased by $82 million compared with 2014. Interest expense was higher, mostly driven by new bond issuances in 2015, partly offset by an improvement in the liquidity premium associated with currency swaps, and an increase in the amount of interest capitalised.

Foreign exchange gains of $3 million in 2016, and losses of $731 million in 2015 and $263 million in 2014, were mainly due to the impact of changes in exchange rates on non-functional currency loans and cash balances in operating units. In 2016, foreign exchange gains from the strengthening of the Brazilian real against the dollar were offset by losses due to the strengthening of the dollar against most other currencies to which Shell has exposure from these loans and cash balances.

Taxation and other earnings decreased by $1,231 million in 2016 compared with 2015, mainly due to additional costs in connection with the BG acquisition and integration, lower tax credits and a gain in 2015 on the sale of an office building in the UK. Taxation and other earnings in 2015 were $281 million higher than in 2014, mainly due to the gain on the sale of an office building in 2015, partly offset by lower tax credits.

48        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

LIQUIDITY AND CAPITAL RESOURCES

We manage our businesses to deliver strong cash flows to fund investment for profitable growth. Our aim is that, across the business cycle, “cash in” (including cash from operations and divestments) at least equals “cash out” (including capital expenditure, interest and dividends), while maintaining a strong balance sheet. Our priorities for applying our cash are the servicing and reduction of debt commitments, payment of dividends, followed by a balance of capital investment and share buybacks.

Financial condition and liquidity

As a result of the acquisition of BG Group plc (BG) in February 2016 and an average Brent crude oil price of $44 per barrel in 2016, compared with $52/b in 2015, gearing increased to 28.0% at December 31, 2016 (2015: 14.0%). There was an increase of 9.7% on the acquisition of BG. Gearing, defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of our capital structure. Across the business cycle, we aim to manage gearing within a range of 0-30%. Note 15 to the “Consolidated Financial Statements” on pages 136-138 provides information on our debt arrangements, including gearing.

We are affected by the global macroeconomic environment as well as financial and commodity market conditions. This exposes us to treasury and trading risks, including liquidity risk, market risk (interest rate risk, foreign exchange risk and commodity price risk) and credit risk. See “Risk factors” on page 14 and Note 20 to the “Consolidated Financial Statements” on pages 143-148. The size and scope of our businesses require a robust financial control framework and effective management of our various risk exposures.

LIQUIDITY

We satisfy our funding and working capital requirements from the cash generated from our operations, the issuance of debt and divestments. Despite an increase in our levels of debt due to lower commodity prices and the BG acquisition, we have continued to have good access to the international debt capital markets. Our debt is principally financed from these markets through central debt programmes consisting of:

■	a $10 billion global commercial paper (CP) programme, with maturities not exceeding 270 days;
■	a $10 billion US CP programme, with maturities not exceeding 397 days;
■	an unlimited Euro medium-term note (EMTN) programme (also referred to as the Multi-currency Debt Securities Programme); and
■	an unlimited US universal shelf (US shelf) registration.

All these CP, EMTN and US shelf issuances are issued by Shell International Finance B.V., the issuance company for Shell, with its debt being guaranteed by Royal Dutch Shell plc (the Company).

We also maintained a $7.48 billion committed credit facility which was undrawn at December 31, 2016, and expires in 2020. During February 2017, the facility was increased to $8.5 billion. This facility and internally available liquidity provide back-up coverage for our CP programme. Other than certain borrowing by local subsidiaries, we do not have any other committed credit facilities.

Our debt increased by $34.1 billion in 2016 to $92.5 billion at December 31, 2016. Debt of $21.2 billion was assumed on acquisition of BG. See Note 4 to the “Consolidated Financial Statements” on page 128.

Excluding finance leases, our debt at December 31, 2016, will mature as follows: 11% in 2017; 12% in 2018; 11% in 2019; 8% in 2020; and 58% in 2021 and beyond. The portion of debt maturing in 2017 is expected to be repaid from a combination of cash balances, cash generated from operations, divestments and the issuance of new debt.

In 2016, we issued $12.0 billion of bonds under our US shelf registration, and $4.5 billion equivalent of bonds under our EMTN programme. Periodically, for working capital purposes, we issued CP. We believe our current working capital is sufficient for our present requirements.

In accordance with the UK City Code on Takeovers and Mergers, we maintained sufficient certain funds for the estimated £13.2 billion cash consideration portion of the BG acquisition from the date of announcement in April 2015 until the date of completion in February 2016. We entered into a £10.07 billion bridge credit facility on May 1, 2015, which was cancelled unused on February 10, 2016, once funds had been accumulated and the completion date was certain. The funds were raised through long-term debt issuance in 2015.

While our subsidiaries are subject to restrictions, such as foreign withholding taxes on the transfer of funds in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on our ability to meet our cash obligations.

MARKET RISK AND CREDIT RISK

In the normal course of business, financial instruments of various kinds are used for the purposes of managing exposure to commodity price, foreign exchange and interest rate movements. Our treasury and trading operations are highly centralised, and seek to manage credit exposures associated with our substantial cash, commodity, foreign exchange and interest rate positions. Our portfolio of cash investments is diversified to avoid concentrating risk in any one instrument, country, or counterparty. We monitor our investments and adjust them in light of new market information. Exposure to failed financial and trading counterparties was not material in 2016. Treasury standards are applicable to all our subsidiaries, and each subsidiary is required to adopt a treasury policy consistent with these standards. Other than in exceptional cases, the use of external derivative instruments is confined to specialist trading and central treasury organisations that have appropriate skills, experience, supervision, control and reporting systems.

PENSION COMMITMENTS

We have substantial pension commitments, whose funding is subject to capital market risks (see “Risk factors” on page 14). We address key pension risks in a number of ways. Principal among these is the Pensions Forum, chaired by the Chief Financial Officer, which provides guidance on Shell’s input to pension strategy, policy and operation. The forum is supported by a risk committee in reviewing the results of assurance processes with respect to pension risks. In general, local trustees manage the funded defined benefit pension plans and set the required contributions based on independent actuarial valuations in accordance with local regulations. Our total employer contributions to defined benefit pension plans were $1.3 billion in 2016 and are estimated to be $1.4 billion in 2017.

Capitalisation table	$ million
	Dec 31, 2016	Dec 31, 2015
Equity attributable to Royal Dutch Shell plc shareholders	186,646	162,876
Current debt	9,484	5,530
Non-current debt	82,992	52,849
Total debt [A]	92,476	58,379
Total capitalisation	279,122	221,255

[A] Of total debt, $77.7 billion (2015: $52.4 billion) was unsecured and $14.8 billion (2015: $6.0 billion) was secured. See Note 15 to the “Consolidated Financial Statements” on pages 136-138 for further disclosure on debt.

The consolidated ratio of earnings to fixed charges of Shell for each of the five years ended December 31, 2012-2016, is as follows:

Ratio of earnings to fixed charges [A]
	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	2.47	1.93	14.41	20.11	31.12

[A] See “Exhibit 7.1” on page E1 for the calculation of the ratio of earnings to fixed charges.

49        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Statement of cash flows

Cash flow from operating activities in 2016 was an inflow of $20.6 billion. The decrease from $29.8 billion in 2015 was mainly due to unfavourable working capital impacts. The decrease in cash flow from operating activities in 2015 compared with $45.0 billion in 2014 mainly reflected lower income, which was principally a result of the significant decline in oil and gas prices.

Cash flow from investing activities in 2016 was an outflow of $31.0 billion. The increased outflow from $22.4 billion in 2015 was mainly due to the acquisition of BG. The increased cash outflow from investing activities in 2015 compared with $19.7 billion in 2014 was mainly the result of lower proceeds from sale of assets, which more than offset a reduction in capital expenditure.

Cash flow from financing activities in 2016 was an outflow of $0.8 billion compared with an inflow of $3.8 billion in 2015 and an outflow of $12.8 billion in 2014. In 2016, this included net debt issued of $11.1 billion (2015: $14.9 billion; 2014: $0.4 billion), more than offset by payment of dividends to Royal Dutch Shell plc shareholders of $9.7 billion (2015: $9.4 billion; 2014: $9.4 billion) and interest paid of $2.9 billion (2015: $1.7 billion; 2014: $1.5 billion).

Cash and cash equivalents were $19.1 billion at December 31, 2016 (2015: $31.8 billion; 2014: $21.6 billion).

CASH FLOW FROM OPERATING ACTIVITIES

The most significant factors affecting our cash flow from operating activities are earnings, which are mainly impacted by: realised prices for crude oil, natural gas and liquefied natural gas (LNG); production levels of crude oil, natural gas and LNG; and refining and marketing margins, and movements in working capital.

The impact on earnings from changes in market prices depends on: the extent to which contractual arrangements are tied to market prices; the dynamics of production-sharing contracts; the existence of agreements with governments or state-owned oil and gas companies that have limited sensitivity to crude oil and natural gas prices; tax impacts; and the extent to which changes in commodity prices flow through into operating costs. Changes in benchmark prices of crude oil and natural gas in any particular period therefore provide only a broad indicator of changes in our Integrated Gas and Upstream earnings in that period. In the longer term, replacement of proved oil and gas reserves will affect our ability to maintain or increase production levels, which in turn will affect our earnings and cash flows. Changes in any one of a range of factors derived from either within the industry or the broader economic environment can influence refining and marketing margins. The precise impact of any such changes depends on how the oil markets respond to them. The market response is affected by factors such as: whether the change affects all crude oil types or only a specific grade; regional and global crude-oil and refined-products inventories; and the collective speed of response of refiners and product marketers in adjusting their operations. As a result, margins fluctuate from region to region and from period to period.

capital investment

The reduction in organic capital investment in 2016 compared with 2015, and in 2015 compared with 2014, reflects our decision to curtail spending by reducing the number of new investment decisions and designing lower-cost development solutions. The increase in inorganic capital investment in 2016 compared with 2015 was mainly due to the BG acquisition.

Capital investment [A]	$ million
	2016	2015	2014
Integrated Gas	26,214	5,178	9,124
Upstream	47,507	18,349	22,169
Downstream	6,057	5,119	5,910
Corporate	99	215	136
Total capital investment	79,877	28,861	37,339
Of which:
Organic capital investment	26,913	28,403	34,082
Inorganic capital investment	52,964	458	3,257

[A] See “Non-GAAP measures reconciliations” on page 195.

Cash flow information [A]	$ billion
	2016	2015	2014
Cash from operating activities excluding working capital movements
Integrated Gas	6.3	8.2	15.0
Upstream	10.5	5.0	18.3
Downstream	9.8	10.6	4.5
Corporate	0.3	0.5	0.8
Total	26.9	24.3	38.6
(Increase)/decrease in inventories	(5.6)	2.8	8.0
Decrease/(increase) in current receivables	2.0	9.9	(1.6)
Decrease in current payables	(2.7)	(7.2)	—
(Increase)/decrease in working capital	(6.3)	5.5	6.4
Cash flow from operating activities	20.6	29.8	45.0
Cash flow from investing activities	(31.0)	(22.4)	(19.7)
Cash flow from financing activities	(0.8)	3.8	(12.8)
Currency translation differences relating to cash and cash equivalents	(1.5)	(1.0)	(0.6)
(Decrease)/increase in cash and cash equivalents	(12.7)	10.2	11.9
Cash and cash equivalents at the beginning of the year	31.8	21.6	9.7
Cash and cash equivalents at the end of the year	19.1	31.8	21.6

[A] See the “Consolidated Statement of Cash Flows” on page 121.

50        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

DIVESTMENTS

In 2016, we continued to divest assets that fail to deliver competitive performance or no longer meet our longer-term strategic objectives, including assets in Japan and the USA. Divestments in 2016 also included the sale of interests in Shell Midstream Partners, L.P. and Pilipinas Shell Petroleum Corporation, while we retained control of both.

Divestments [A]	$ million
	2016	2015	2014
Integrated Gas	352	269	4,819
Upstream	1,451	2,478	5,770
Downstream	2,889	2,282	4,410
Corporate	17	511	20
Total	4,709	5,540	15,019

[A] See “Non-GAAP measures reconciliations” on page 195.

Dividends

Our policy is to grow the dollar dividend through time, in line with our view of our underlying earnings and cash flow. When setting the dividend, the Board of Directors looks at a range of factors, including the macroeconomic environment, the current balance sheet and future investment plans.

We returned $15.0 billion to our shareholders through dividends in 2016. Some of those dividends were paid out in 219.3 million shares issued to shareholders who had elected to receive new shares instead of cash, under our Scrip Dividend Programme.

The fourth quarter 2016 interim dividend of $0.47 per share will be payable to shareholders on the register at February 17, 2017. See Note 24 to the “Consolidated Financial Statements” on page 150. The Board expects that the first quarter 2017 interim dividend will be $0.47 per share, equal to the US dollar dividend for the same quarter in 2016.

PURCHASES OF SECURITIES

At the 2016 Annual General Meeting (AGM), shareholders granted an authority, which expires at the end of the 2017 AGM, for the Company to repurchase up to a maximum of 795 million of its shares (excluding purchases for employee share plans). While no share repurchases for cancellation were made during 2016, the Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. A resolution will be proposed at the 2017 AGM to renew the authority for the Company to purchase its own share capital up to specified limits for a further year. This proposal will be described in more detail in the Notice of Annual General Meeting.

Shares are also purchased by the employee share ownership trusts and trust-like entities (see the “Directors’ Report” on page 66) to meet delivery commitments under employee share plans. All share purchases are made in open-market transactions.

The table below provides information on purchases of shares in 2016 by the issuer and affiliated purchasers. Purchases in euros and sterling are converted into dollars using the exchange rate on each transaction date.

Purchases of equity securities by issuer and affiliated purchasers in 2016 [A]
	A shares			B shares			A ADSs [B]
Purchase period	Number purchased for employee share plans	Weighted average price ($)	[C]	Number purchased for employee share plans	Weighted average price ($)	[C]	Number purchased for employee share plans	Weighted average price ($)	[C]
January	—	—		—	—		1,578,318	45.17
February	—	—		—	—		—	—
March	—	—		—	—		—	—
April	—	—		161,958	24.78		—	—
May	—	—		—	—		—	—
June	—	—		113,460	26.10		—	—
July	—	—		—	—		—	—
August	—	—		—	—		—	—
September	—	—		114,636	24.82		—	—
October	—	—		—	—		—	—
November	—	—		—	—		—	—
December	5,898,433	27.68		102,875	28.79		—	—
Total 2016	5,898,433	27.68		492,929	25.93		1,578,318	45.17

[A] Excludes shares issued to affiliated purchasers pursuant to the Scrip Dividend Programme.

[B] American Depository Shares.

[C] Includes stamp duty and brokers’ commission.

51        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Contractual obligations

The table below summarises our principal contractual obligations at December 31, 2016, by expected settlement period. The amounts presented have not been offset by any committed third-party revenue in relation to these obligations.

Contractual obligations	$ billion
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	5 years and later	Total
Debt [A]	8.3	17.5	11.3	40.1	77.2
Finance leases [A]	2.2	3.9	3.8	14.3	24.2
Operating leases [A]	4.8	7.5	6.5	7.2	26.0
Purchase obligations [B]	101.8	69.3	46.1	159.2	376.4
Other long-term contractual liabilities [C]	—	0.6	0.3	1.0	1.9
Total	117.1	98.8	68.0	221.8	505.7

[A] See Note 15 to the “Consolidated Financial Statements” on page 137. Debt contractual obligations exclude interest, which is estimated to be $2.2 billion payable in less than one year, $3.8 billion between one and three years, $3.0 billion between three and five years, and $23.2 billion in five years and later. For this purpose, we assume that interest rates with respect to variable interest rate debt remain constant at the rates in effect at December 31, 2016, and that there is no change in the aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table. Finance lease contractual obligations include interest.

[B] A purchase obligation is an agreement to purchase goods or services that is enforceable and legally binding and specifies terms such as: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

[C] Includes all obligations included in “Trade and other payables” in “Non-current liabilities” on the “Consolidated Balance Sheet” that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 18 to the “Consolidated Financial Statements” on pages 141-142) and obligations associated with decommissioning and restoration (see Note 19 to the “Consolidated Financial Statements” on page 143).

Guarantees and other off-balance sheet arrangements

There were no off-balance sheet arrangements at December 31, 2016, or 2015, reasonably likely to have a material effect on Shell.

Financial information relating to the Royal Dutch Shell Dividend Access Trust

The results of operations and financial position of the Royal Dutch Shell Dividend Access Trust (the Trust) are included in the consolidated results of operations and financial position of Shell. Certain condensed financial information in respect of the Trust is given below. See “Royal Dutch Shell Dividend Access Trust Financial Statements” on pages 183-186.

A dividend access share has been issued by Shell Transport to Computershare Trustees (Jersey) Limited (the Trustee) and on February 15, 2016, a dividend access share was issued by BG to the Trustee.

For the years 2016, 2015 and 2014, the Trust recorded income before tax of £3,879 million, £2,726 million and £2,470 million respectively. In each period, this reflected the amount of dividends received on the dividend access shares.

At December 31, 2016, the Trust had total equity of £nil (2015: £nil; 2014: £nil), reflecting cash of £2 million (2015: £2 million; 2014: £1 million) and unclaimed dividends of £2 million (2015: £2 million; 2014: £1 million). The Trust only records a liability for an unclaimed dividend, and a corresponding amount of cash, to the extent that dividend cheque payments have not been presented within 12 months, have expired or have been returned unpresented.

52        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

ENVIRONMENT AND SOCIETY

Our success in business depends on our ability to meet a range of environmental and social challenges. We must operate safely and manage the effect our activities can have on neighbouring communities and society as a whole. If we fail to do this, we may incur liabilities or sanctions, lose business opportunities, harm our reputation, or our licence to operate may be impacted (see “Risk factors” on page 13).

Data in this section are reported on a 100% basis in respect of activities where we are the operator. Reporting on this operational control basis differs from that applied for financial reporting purposes in the “Consolidated Financial Statements” on pages 117-152. The data includes BG with effect from February 1, 2016. Detailed data and information on our 2016 environmental and social performance will be published in the Shell Sustainability Report in April 2017.

CONTROL FRAMEWORK

The Shell General Business Principles set out our responsibilities to shareholders, customers, employees, business partners and society. They set the standards for the way we conduct business, with integrity and respect for people, the environment and communities. All ventures that we operate must conduct their activities in line with our business principles.

We aim to minimise the environmental impact of new projects and existing operations and we engage with local communities and non-governmental organisations to understand and respond to their concerns. We have standards and a clear governance structure in place to help manage potential impacts. Our standards are defined in our Health, Safety, Security, Environment and Social Performance (HSSE&SP) Control Framework (Control Framework), in line with our Commitment and Policy and the Shell Code of Conduct, and are supported by a number of guidance documents. They apply to every Shell entity, including all employees and contract staff, and to Shell-operated ventures. The Control Framework defines standards and accountabilities at each level of the organisation, and sets out the procedures and processes people are required to follow. We manage HSSE&SP risks to “As Low As Reasonably Practicable” (ALARP), which is a business responsibility supported by the HSSE&SP function. The process safety and HSSE&SP assurance team provides assurance on the effectiveness of HSSE&SP controls.

BG HSSE&SP plans for all former BG assets have been reviewed against the Control Framework, and now comply with its requirements or have risk-based plans in place to close gaps within two years.

Our three Golden Rules require our employees and contract staff to comply with laws and regulations as well as our standards and procedures, to intervene in unsafe or non-compliant situations, and to respect our neighbours.

In ventures not operated by us, Shell-appointed representatives encourage our partners to apply standards and principles similar to our own. We support these ventures in their implementation of our HSSE&SP Control Framework, or of a similar framework, and offer to review the effectiveness of their implementation. Even if such a review is not carried out, we periodically evaluate health, safety, security, environment and community risks faced by our ventures which we do not operate. If one of these ventures falls below expectations, we work to put plans in place, in agreement with our partners, to improve performance. Former BG joint ventures must comply with the Control Framework Joint Venture HSSE Requirements Manual.

SAFETY

Safety is central to the responsible delivery of energy. We develop and operate our facilities with the aim of preventing any incidents that may harm our employees, contract staff or nearby communities, or cause damage to our assets or adversely impact the environment. We manage safety risks across our businesses through clear standards, controls and compliance systems, combined with a safety-focused culture.

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

We continue to strengthen the safety culture and leadership among our employees and contract staff, with the focus on caring for people. Our safety goal is to achieve no harm and no leaks across all of our operations. We refer to this as our Goal Zero ambition. We expect everyone working for us to intervene and stop work that may appear to be unsafe. In addition to our ongoing safety awareness programmes, we hold an annual global safety day to give employees and contract staff time to reflect on how to prevent incidents. We expect everyone working for us to comply with our 12 mandatory Life-Saving Rules. If employees break these rules, they face disciplinary action up to and including termination of employment. If contract staff break the Life-Saving Rules, they can be removed from the worksite.

Process safety involves making sure the right precautions are in place to prevent unplanned releases of hydrocarbons or chemicals. We use structured processes to manage our asset integrity and prevent spills, leaks and any other technical failures or breakdowns. In the event of a loss of containment such as a spill or a leak, we employ independent recovery measures to prevent the release from becoming catastrophic. This system of barriers and recovery measures is known as a “bow-tie”, a model that visually represents a system where process safety hazards are managed through prevention and response barriers.

53        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

While we continually work to minimise the likelihood of incidents, some do occur. We investigate all incidents to understand the underlying causes and translate these into improvements in standards or ways of working that can be applied broadly across similar facilities in Shell. As set out in “Performance indicators” on pages 20-21, our total recordable case frequency (injuries per million working hours) was 1.00 in 2016, compared with 0.94 in 2015, and there were 39 operational Tier 1 process safety events in 2016, compared with 51 in 2015. Detailed information on our 2016 safety performance will be published in the Shell Sustainability Report in April 2017.

ENVIRONMENT

We seek to comply with environmental regulations, to continually improve our performance, and to prepare to respond to future challenges and opportunities. We use external standards and guidelines, such as those developed by the World Bank and International Finance Corporation, to inform our approach. We have global environmental standards, which we believe meet all regulatory requirements and often exceed them. Our standards cover our environmental performance, including managing emissions of greenhouse gases (GHG), using energy more efficiently, flaring less gas during oil production, preventing spills and leaks of hazardous materials, using less fresh water and conserving biodiversity wherever we operate. For example, the availability of fresh water is a growing challenge in some parts of the world. A combination of increasing demand for water resources, growing stakeholder expectations and concerns, and water-related legislation may drive actions that affect our ability to secure access to fresh water and to discharge water from our operations. We design and operate our facilities to help reduce their fresh water use. In some cases, we use alternatives to fresh water in our operations; these include recycled water, processed sewage water and desalinated water. For example, at our gas-to-liquids (GTL) plant in the Qatari desert, we clean and reuse industrial process water. This means that we avoid using the country’s scarce natural water resources. An assessment of risks to water availability is required to be undertaken for each of our assets and projects and, in areas of water scarcity, we develop water-management action plans that identify ways to use less fresh water, recycle water and closely monitor its use.

CLIMATE CHANGE

Our approach to climate change

We have long recognised that GHG emissions from the use of fossil fuels are contributing to warming of the climate system. In December 2015, 195 nations adopted the Paris Agreement and we welcomed the efforts made by governments to reach this global climate agreement, which entered into force in November 2016. It provides a framework which is intended to enable governments to implement effective measures to reduce GHG emissions. Shell agrees with the International Energy Agency (IEA) that meeting the goal of limiting the increase in global temperatures to well below 2°C will be extremely challenging.

We believe that, in the future, growth in energy demand and the need to reduce GHG emissions means that major improvements in energy efficiency and new sources of energy, such as renewables, will be needed over the longer term. All forms of GHG reduction measures must be accelerated and increased in scale, including significant growth in carbon capture and storage (CCS) and sustained reductions in demand, combined with the use of cleaner hydrocarbons, such as replacing coal with natural gas. The management of GHG emissions will become increasingly important as concerns over climate change lead to tighter environmental regulations. Policies and regulations designed to limit the increase in global temperatures to well below 2°C could have a material adverse effect on Shell. While we fully support efforts to reduce GHG emissions, when adopting rules and regulations governments should balance the need to limit increases in temperature with society’s need for energy to power development.

Some governments have introduced carbon pricing mechanisms, which can be an effective measure to reduce GHG emissions across the economy at lowest overall cost to society, and we expect more governments to follow. Governments may also require companies to apply technical measures to reduce their GHG emissions. This could result in increased investments and higher project costs for us and higher energy and product costs for consumers (see ”Risk Factors” on page 13). Our portfolio exposure is reviewed annually against changing GHG regulatory regimes and physical conditions to identify emerging risks. We test the resilience of our portfolio against externally published future pathways, including a low emissions pathway.

To test the resilience of new projects, we assess potential costs associated with GHG emissions when evaluating all new investments. Our approach applies a uniform project screening value (PSV) of $40 (real terms) per tonne of carbon dioxide (CO2) equivalent to the total GHG emissions of each investment. This PSV is generally applied when evaluating our new projects around the world to test their resilience across a range of future scenarios. The project development process features a number of checks that may require development of detailed GHG and energy management plans. High-emitting projects undergo additional sensitivity testing, including the potential for later retrofitting of CCS facilities. Projects in the most GHG-exposed asset classes have GHG intensity targets that reflect standards sufficient to allow them to compete and prosper in a more GHG-regulated future. These processes can lead to projects being stopped, designs being changed, and potential GHG mitigation investments being identified, in preparation for when regulation would make these investments commercially compelling.

As part of the Paris Agreement, governments set out national plans (in their Nationally Determined Contributions, or NDCs) to drive action across the energy system as a whole. The emissions resulting from energy consumers using Shell products are for a large part covered by these NDCs. The Agreement acknowledges that emissions will continue and even grow in some parts of the world. It does not stipulate that emissions will fall in all sectors or countries simultaneously, or that all actors within the system will reduce their emissions.  What is important is that emissions fall overall.

While monitoring emerging climate policy plans, Shell considers the robustness of its activities against a range of scenarios including the IEA 450 Scenario. We believe our business strategy is resilient to the envisaged implementation of the Paris Agreement, which is now progressing through the NDCs.  As specific examples, the emissions reductions being seen in the USA and the more recent emissions plateau in China have been helped by the increased use of natural gas in place of coal. Natural gas now makes up over half of the Shell portfolio.

At this stage, industry is still facing significant uncertainties as to how government policy and consumer behaviour will ultimately shape the evolution of the energy system and which technologies and business models will prevail. We believe we are unique in having a broader set of business options under technical and commercial development than any other company in our sector.

While we aspire to reduce our GHG intensity, as energy demand increases and easily accessible oil and gas resources decline, we may potentially be developing resources that require more energy and advanced technologies to produce. If our production becomes more energy intensive, this could result in an associated increase in direct GHG emissions from our upstream facilities. See “Risk factors” on page 13.

We are seeking cost-effective ways to manage GHG emissions and see potential business opportunities in developing such solutions. We seek to contribute to reducing global GHG emissions in four areas: supplying more natural gas to replace coal for power generation; developing alternative energies; progressing CCS technologies; and implementing energy-efficiency measures in our operations where reasonably practical. To support this, we continue to advocate the introduction of effective government-led carbon pricing mechanisms.

According to the IEA, over 40% of global emissions in 2014 came from electricity and heat generation. For many countries, using more gas in power generation instead of coal can make the largest contribution, at lowest cost, to meeting their GHG emission reduction objectives. We expect that, in combination with renewables and use of CCS, natural gas will be essential for significantly lower CO2 emissions. With our leadership in liquefied natural gas (LNG), our portfolio of conventional gas assets and our technologies for recovering gas from tight-rock formations, we can supply natural gas to replace coal for power generation. Natural gas can also act as a partner for intermittent renewable energy, such as

54        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

solar and wind, to maintain a steady supply of electricity, because gas-fired plants can start and stop relatively quickly.

We believe that low-carbon biofuels will continue to play a valuable part in reducing CO2 emissions in the transport sector in the coming decades. Our Raízen joint venture (Shell interest 50%) in Brazil produces low-carbon biofuel from sugar cane. We are also investing in research to help develop and commercialise advanced biofuels.

CCS is a technology used for capturing CO2 before it is emitted into the atmosphere, then transporting it through pipelines and injecting it into a deep geological formation for long-term storage. In the IEA 450 Scenario, CCS contributes around 12% of the CO2 mitigation effort required by 2040, assuming that use of CCS technology grows in accordance with the IEA scenario. In November 2015, we launched our Quest CCS project in Canada, which has captured and safely stored more than 1 million tonnes of CO2 since its start-up. We are also involved in a CCS test centre in Mongstad, Norway, the Gorgon CO2 injection project in Australia and the Qatar Carbonates and Carbon Storage Research Centre. We also have technology that can remove both CO2 and sulphur dioxide from industrial flue gases. It is being used at Boundary Dam, a third-party coal-fired power plant in Canada.

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

Our performance

Our direct GHG emissions decreased from 72 million tonnes of CO2 equivalent in 2015 to 70 million in 2016. The level of flaring in our Integrated Gas and Upstream businesses combined reduced by about 35% in 2016 compared with 2015. Our overall direct GHG emissions also decreased as a result of the Quest CCS project operating for the full year 2016, divestments (for example, in Nigeria and the UK) and a higher level of maintenance shutdowns. These decreases were partly offset by the inclusion of BG assets.

In 2015, we signed up to the World Bank’s “Zero Routine Flaring by 2030” initiative. This is an important initiative to ensure all stakeholders, including governments and companies, work together to address routine flaring. Flaring, or burning off, of gas in our Upstream and Integrated Gas businesses contributed around 11% of our overall GHG emissions in 2016. Almost half of this flaring takes place at facilities where there is no infrastructure to capture the gas produced with oil, known as associated gas. Gas flaring from these operations may rise in coming years if oil production increases before the related gas-gathering equipment is in place. Our flaring levels decreased in 2016 compared with 2015, following the start-up of gas capturing facilities at the Majnoon oil field in Iraq and gas reinjection in Malaysia.

Our involvement in Basrah Gas Company (BGC), a joint venture between Shell, South Gas Company and Mitsubishi Corporation in the south of Iraq, continues to reduce flaring in that country. It is the largest gas project in Iraq’s history and the world’s largest flaring reduction project. BGC captures associated gas that would otherwise be flared from three non-Shell-operated oil fields in southern Iraq (Rumaila, West Qurna 1 and Zubair) for use in the domestic market. In 2016, BGC processed an average of 574 million standard cubic feet of gas per day.

Around 16% of flaring in our Upstream and Integrated Gas facilities in 2016 took place in assets operated by Shell Petroleum Development Company (SPDC) in Nigeria. Flaring intensity levels in SPDC decreased by about 35% in 2016 compared with 2015, due to production outages and work to improve asset reliability. Progress was also made on several gas-gathering projects. However, the planned start-up dates for two other gas-gathering projects continued to be delayed by security issues throughout 2016 and a lack of adequate joint-venture funding from our government partner for most of the year.

Methane is a more potent GHG than CO2: it has 34 times the global warming potential of CO2 on a 100-year timeframe according to the Intergovernmental

Panel on Climate Change AR5 report. Natural gas emits less GHG emissions than coal when burnt at a power plant, but methane leakage in the natural gas supply chain could reduce this benefit. We recognise the importance of reducing methane emissions and take our responsibilities seriously. Methane from the flaring and venting of gas (including equipment venting) in our upstream oil and gas operations was the largest contributor to our reported methane emissions in 2016. We are working to reduce methane emissions from these sources by reducing the overall level of flaring and venting. In addition, we continue to implement leak detection and repair programmes across our sites to identify unintended losses (for example, small leaks sometimes called fugitives) and high-emission equipment, such as high-bleed pneumatic devices, so they can be replaced or repaired. We continue to work to confirm that we have identified all potential methane sources and have reported our emissions from these sources in line with regulations and industry standards. In 2016, we announced our joining of the Climate and Clean Air Coalition (CCAC) Oil & Gas Methane Partnership from the start of 2017. The partnership brings together industry, governments and non-governmental organisations to improve understanding of methane emissions and work towards reducing them. Detailed information on our approach to managing methane emissions will be published in the Shell Sustainability Report in April 2017.

GHG emissions data are provided below in accordance with UK regulations. GHG emissions comprise CO2, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbons, sulphur hexafluoride and nitrogen trifluoride. The data are calculated using locally regulated methods where they exist. Where there is no locally regulated method, the data are calculated using the 2009 API Compendium, which is the recognised industry standard under the GHG Protocol Corporate Accounting and Reporting Standard. There are inherent limitations to the accuracy of such data. Oil and gas industry guidelines (IPIECA/API/IOGP) indicate that a number of sources of uncertainty can contribute to the overall uncertainty of a corporate emissions inventory.

Greenhouse gas emissions
	2016	2015
Emissions (million tonnes of CO2 equivalent)
Direct [A]	70	72
Energy indirect [B]	11	9
Intensity ratio (tonne/tonne)
All facilities [C]	0.22	0.23

[A] Emissions from the combustion of fuel and the operation of facilities, calculated using GWPs from the IPCC’s Fourth Assessment Report.

[B] Emissions from the purchase of electricity, heat, steam and cooling for our own use using a market-based method.

[C] In tonnes of total direct and energy indirect GHG emissions per tonne of crude oil and feedstocks processed and petrochemicals produced in Downstream manufacturing, oil and gas produced and gas processed by liquefaction and GTL facilities in Integrated Gas and Upstream. Additional information by segment will be published on our website (www.shell.com/ghg)

As set out in “Performance indicators” on page 21, our Refining Energy Intensity Index (EIITM) was 95.4 in 2016, the same as in 2015. Detailed information on our 2016 environmental performance will be published in the Shell Sustainability Report in April 2017.

BIOFUELS

The international market for biofuels is growing, driven largely by the introduction of new energy policies in Europe and the USA that call for more renewable, lower-carbon fuels for transport. According to the IEA, sustainable biofuels are expected to play a bigger role in helping to meet customers’ fuel needs and reduce CO2 emissions.

From cultivation to use, some biofuels emit significantly less CO2 compared with conventional gasoline. But this depends on several factors, such as the feedstock used and the way biofuels are produced. Other challenges include concerns over land competing with food crops, labour rights, and the water used in the production process.

In 2016, we used around 9.5 billion litres of biofuel in our gasoline and diesel blends worldwide to comply with applicable mandates and targets in the markets where we operate.

55        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

We include our own long-established sustainability clauses in our supply contracts. These clauses are designed to prevent the sourcing of biofuels from suppliers that may not abide by human rights guidelines, or that may have cleared land rich in biodiversity. In addition, where possible, we source biofuels that have been certified against internationally recognised sustainability standards. We also continue to work with industry, governments and voluntary organisations towards the development and adoption of global sustainability standards for biofuels.

Shell also produces biofuels through our Raízen joint venture. Raízen produces approximately 2 billion litres of ethanol from sugar cane annually. This Brazilian sugar-cane ethanol can emit around 70% less CO2 compared with gasoline, from cultivation of the sugar cane to using the ethanol as fuel.

The Raízen joint-venture agreement includes developing joint sustainability principles, standards and operating procedures that also apply to third-party suppliers. We also continue to work with industry, governments and voluntary organisations towards the development of global sustainability standards for biofuels.

In 2015, Raízen opened its first advanced biofuels plant at the Costa Pinto mill in Brazil. The technology was first developed from our funding of the Iogen Energy venture, which was subsequently transferred to Raízen. In 2016, the plant produced 6.9 million litres of cellulosic ethanol from sugar-cane residues. It is expected to produce 40 million litres a year once fully operational.

Outside Brazil, we continue to invest in new ways of producing biofuels from sustainable feedstocks, such as biofuels made from waste products or cellulosic biomass. These advanced biofuels could potentially emit less CO2 in the production process than the biofuels available today. We are working on three routes to develop advanced biofuels and now have three pilot plants at various stages of completion in the USA and India.

SPILLS

Large spills of crude oil, oil products and chemicals associated with our operations can adversely impact the environment and result in major clean-up costs as well as fines and other damages. They can also affect our licence to operate and harm our reputation. We have clear requirements and procedures designed to prevent spills, and our asset integrity programmes include the design, maintenance and operation of spill containment facilities.

Our business units are responsible for organising and executing oil-spill responses in line with Shell guidelines as well as with relevant legal and regulatory requirements. All our offshore installations have plans in place to respond to spills. These plans detail response strategies and techniques, available equipment, and trained personnel and contracts. We are able to call upon significant resources such as containment booms, collection vessels and aircraft. We are also able to draw upon the contracted services of oil-spill response organisations, if required. We conduct regular exercises that seek to ensure these plans remain effective. We have further developed our capability to respond to spills to water, and maintain a Global Response Support Network to support our worldwide response capability. This is also supported by our global Oil Spill Expertise Centre, which tests local capability and maintains our capability globally to respond to a significant incident.

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

In 2016, the number of operational spills of more than 100 kilograms decreased to 71 from 108 in 2015 (see “Performance indicators” on page 21). At the end of February 2017, there were five spills under investigation in Nigeria that may result in adjustments.

Spills in Nigeria

Most oil spills in the Niger Delta region of Nigeria continue to be caused by crude oil theft or sabotage of facilities, as well as illegal oil refining. In 2016, 90% of the number of oil spills of more than 100 kilograms from SPDC joint venture facilities was due to illegal activities by third parties. However, there are instances where spills occur due to operational reasons. Irrespective of the cause, SPDC cleans up and remediates areas impacted by spills originating from its facilities. In the case of operational spills, SPDC also pays compensation to people and communities impacted by the spill. Once clean-up is completed, the work is inspected, and, once satisfactory, approved and certified by Nigerian government regulators.

To reduce the number of operational spills, SPDC continues to implement its ongoing work programme to appraise, maintain and replace key sections of pipeline. Over the last five years, more than 950 kilometres of pipelines and flow lines have been replaced.

SPDC continues to undertake initiatives to prevent and minimise spills caused by theft and sabotage of its facilities in the Niger Delta. In 2016, we continued on-ground surveillance efforts on the SPDC joint venture’s areas of operations, including its pipeline network, to mitigate incidences of third-party interference and ensure that spills are detected and responded to as quickly as possible. There are also daily overflights of the pipeline network to identify any new spill incidents or activities. We have also implemented anti-theft protection mechanisms on key infrastructure.

SPDC also collaborates with a range of stakeholders in the Niger Delta to build greater trust in spill response and clean-up processes. For example, wherever possible, local communities take part in the remedial work and in certain instances NGOs are invited to participate in joint investigation visits along with government regulators and SPDC, to establish the cause and volume of oil spilled.

In addition, SPDC has implemented several initiatives and partnerships to raise awareness on the negative impact of crude oil theft and illegal oil refining. For example, community-based pipeline surveillance and the promotion of alternative livelihoods through Shell’s flagship youth entrepreneurship programme, Shell LiveWIRE.

In 2015, SPDC, on behalf of the SPDC joint venture and the Bodo community, signed a memorandum of understanding (MOU) granting access to SPDC to begin the clean-up of areas affected by two operational spills in 2008. The MOU also provided for the selection of two international contractors to conduct the clean-up, which will be overseen by an independent project director. Contractors for the first phase of the clean-up were mobilised to the location in September 2015 and they trained 400 Bodo youths on clean-up techniques. Unfortunately, contractor crews were subsequently denied access by the community beginning in late September 2015. In 2016, discussions continued with the community to allow contractors to proceed with clean-up, but no resolution had been achieved by the end of February 2017. SPDC remains fully committed to the clean-up of identified areas of Bodo when access is granted.

In 2016, Nigeria’s President Buhari initiated action on the implementation of the 2011 United Nations Environmental Programme (UNEP) Report on Ogoniland with a ground-breaking ceremony in June followed by the inauguration of two governance bodies in August to oversee the clean-up process. SPDC is represented on these bodies and will continue to actively support the process within the framework established by the Nigerian government. The UNEP report recommended the creation of an Ogoni Restoration Fund (ORF) with capital of $1 billion, to be co-funded by the Nigerian government, the Nigerian National Petroleum Corporation and the SPDC joint venture, as well as other operators in the area. SPDC remains fully committed to supporting and contributing its share to the ORF once the appropriate framework and governance structures are fully established by the government. We believe the inauguration of the two governance bodies is a key step in this direction. Over the last five years, SPDC

56        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

has taken action on all the UNEP recommendations addressed specifically to it as operator of the joint venture and has completed a majority of these recommendations. SPDC remains fully committed to supporting the Nigerian government in the clean-up of Ogoniland.

HYDRAULIC FRACTURING

Over the last decade, we have expanded our onshore oil and gas portfolio using advances in technology to access previously uneconomic tight-oil and tight-gas resources, including those locked in shale formations. We believe this energy resource plays an important role in meeting global energy demand.

One of the key technologies applied in tight-oil and tight-gas fields is known as hydraulic fracturing, a technique that has been used since the 1950s. It involves pumping fluids that are typically 99% water and sand and around 1% chemical additives into tight sand or shale rock at high pressure. This creates thread-like fissures, typically the diameter of a human hair, through which oil and gas can flow.

Shell developed and publicly shares a set of five global principles that govern the onshore tight/shale oil and gas activities where hydraulic fracturing is used. The principles cover safety, air quality, water production and use, land use, and engagement with local communities. We support regulations consistent with these principles, which are designed to reduce risks to the environment and seek to ensure the safety of those living near our operations. Each of our projects takes into account the local context, including the geology of the area and impacts such as noise and traffic, and we then design our activities with the aim to suit the local conditions. As new technologies, challenges and regulatory requirements emerge, we review and update these principles.

Examples of topics which our principles cover include groundwater protection, chemicals used for hydraulic fracturing and water use.

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

To the extent allowed by our suppliers, we support full disclosure of the chemicals used in hydraulic-fracturing fluids for Shell-operated wells. Material Safety Data Sheet information is available on site where wells are being hydraulically fractured. We support regulation to require suppliers to release such information. The chemicals used in hydraulic fracturing will vary from well to well and from contractor to contractor, but some can be toxic. For that reason, we have stringent procedures for handling hydraulic-fracturing chemicals in accordance with the design and assurance processes described above. The formations into which these additives may be injected are typically more than a kilometre below freshwater aquifers. Our procedures require that potable groundwater must be isolated from well completion and production activities. Moreover, we only use air, water or a water-based liquid while drilling through the potable groundwater aquifer to a depth below the aquifer. The casing and cement are then put in place before drilling is resumed and hydraulic fracturing is initiated.

We recycle or reuse as much water as we believe is reasonably practical. We store, treat or dispose of water in accordance with regulatory requirements and Shell standards, which meet or exceed those regulatory requirements.

Some jurisdictions are considering more stringent permitting, well-construction and other regulations relating to fracturing, as well as local bans and other land use restrictions. Such regulations could subject our operations to delays, increased costs or prohibitions. We believe our current standards meet or exceed the existing regulatory requirements of the jurisdictions where we operate. We believe we can safely and responsibly explore, develop and produce tight-oil and tight-gas where hydraulic fracturing technology is used – and we support regulation, as long as it is workable and effective.

OIL SANDS

We are developing mineable oil sands resources in Alberta, Canada. We use warm water to extract bitumen, which is a heavy oil. Tailings are the residual by-products that remain after the bitumen is separated from the mined oil sands ore.

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

The tailings management areas at the Athabasca Oil Sands Project’s Muskeg River and Jackpine mines covered an area of approximately 46 square kilometres at the end of 2016. We estimate that the active tailings’ footprint will start to decrease between 2020 and 2025 as the Muskeg River Mine external tailings facility is reclaimed and tailings materials are deposited in a pit as part of the in-pit backfilling process.

In 2015, the government of Alberta introduced the Tailings Management Framework (TMF) to manage existing and new tailings pond accumulation and remediation. The TMF and associated regulation manages tailings throughout a project life cycle and includes limits on tailings accumulation. The framework also ensures that tailings are treated and progressively reclaimed and that all fluid tailings meet the TMF’s definition of “ready to reclaim” within 10 years of the end of mine life. We continue to work with the government of Alberta and are committed to improving tailings treatment technologies to treat fluid fine tailings that have a high percentage of fine particles.

In May 2016, a wildfire spread across approximately 5,900 square kilometres in northern Alberta, destroying portions of the Regional Municipality of Wood Buffalo, including parts of Fort McMurray near our oil sands operations, and prompting the provincial government to declare a state of emergency. We temporarily suspended our mining operations for five days to focus our resources on the safety of our people and the wider community. This included feeding and sheltering thousands of people and their pets at our Albian Village work camp, and the safe evacuation of 9,920 displaced employees, contract staff and community members from the Albian Aerodrome. At about 80 kilometres north of the city, our mine site remained safe from the wildfire. We continue to work with the community in the effort to re-build the Regional Municipality of Wood Buffalo.

SEISMICITY

As oil and gas fields mature, it is possible in certain circumstances for seismic activity to increase based on the unique geology of individual fields. For example, in recent years, public concern about gas production in Groningen, the Netherlands, has grown as a result of an increase in the number and severity of induced earthquakes in the area (see “Upstream” on page 29). The field is operated by Nederlandse Aardolie Maatschappij B.V. (NAM, Shell interest 50%) and is one of the largest onshore gas fields in Europe. A range of actions have been taken to improve safety, liveability and economic prospects in the region. NAM is working together with all relevant parties to fulfil commitments to the residents of the area.

There also have been reports linking hydraulic fracturing to earth tremors. Most seismic events occur naturally due to motion along faults under stress in the earth’s crust. Some areas are more seismically active than others. We analyse publicly available seismic, geologic and geophysical data to determine historical seismicity in areas where we plan to operate. If seismic activity beyond historic levels is detected, we will investigate and review our operations. We are supportive of local regulations that are fit-for-purpose, based on local geology and surface conditions, in managing the risk of induced seismicity in our operating areas. In addition to adhering to local regulations, we have our own guidelines, which outline monitoring, mitigation and response procedures to avoid or minimise seismicity associated with hydraulic fracturing.

57        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

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

We place a premium on developing effective technologies that are also safe for the environment. However, when operating at the forefront of technology, there is always the possibility that a new technology brings with it environmental impacts that have not been assessed, foreseen or determined to be harmful when originally implemented. While we believe we take all reasonable precautions to limit these risks, we are subject to additional remedial environmental and litigation costs as a result of our operations’ unknown and unforeseen impacts on the environment. Although these costs have so far not been material to us, no assurance can be given that this will always be the case.

SECURITY

Our operations expose us to social instability, civil unrest, terrorism, piracy, acts of war and risks of pandemic diseases that could have a material adverse effect on our business (see “Risk factors” on page 13). We seek to obtain the best possible information to enable us to assess threats and risks. We conduct detailed assessments for all sites and activities, and implement appropriate risk mitigation measures to detect, deter and respond to security threats. This includes building strong and open relationships with government security agencies, the physical hardening of sites, journey management, and information risk management. We conduct training and awareness campaigns, including travel advice and medical assistance before travel. The identities of our employees and contract staff and their access to our sites and activities, both physical and logical, are consistently verified and controlled. We manage and exercise crisis response and management plans.

Neighbouring communities

Earning the trust of local communities is essential to the success of our projects and operations. We have global requirements for social performance, which aim to ensure that we operate in a responsible way, deliver projects without delay and minimise the social impacts of our operations. Our requirements also help us to better share the benefits of our activities, such as employment and contractual opportunities that help develop local economies.

Specifically, the requirements set clear rules and expectations for how we engage with and respect communities that may be impacted by our operations. Shell-operated major projects and facilities are required to have a social performance plan and an effective community feedback mechanism. This helps the business to understand the social context in which we plan to operate, identify potential negative effects on the community and manage impacts. In addition, we have specific requirements intended to minimise our impact on indigenous peoples’ traditional lifestyles and on handling involuntary resettlement.

human rights

Respect for human rights is embedded in our Business Principles and in our Code of Conduct. Our approach is informed by the Universal Declaration of Human Rights, the core conventions of the International Labour Organization and the United Nations’ Guiding Principles on Business and Human Rights.

We work closely with other companies and non-governmental organisations to continuously improve the way we apply these principles. Our focus is on four key areas: communities, security, labour rights, and supply chain. We have systems and processes in place for managing projects, contracting and procurement, recruitment and employment, and environmental and social performance. We require all our companies and our contractors to respect and protect the human rights of our workforce and our neighbouring communities.

58        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

OUR PEOPLE

Performing competitively in the evolving energy landscape requires competent and empowered people working safely together across Shell. We recruit, train and recompense people according to a strategy that aims to organise our businesses effectively; accelerate development of our people; grow and strengthen our leadership capabilities; and enhance employee performance through strong engagement.

Employee overview

Employee numbers are presented on the basis described in “Performance indicators” on page 21.

At December 31, 2016, we employed 89,000 people, compared with 90,000 at December 31, 2015, and 94,000 at December 31, 2014. The reduction in 2016 was driven by our continued effort to improve operational efficiency and reduce costs, mainly through redundancy programmes, which more than offset the impact of the acquisition of BG Group plc (BG), the insourcing of specific skill sets into the organisation (predominantly into our business service centres) and other external recruitment to build our talent pipeline.

During 2016, we employed an average of 92,000 people, shown by geographical area in the table below and by business segment in Note 27 to the “Consolidated Financial Statements” on page 151. The average number of employees in 2016 is higher than the number of employees at the beginning and end of the year because BG employees were included with effect from February and the impact of our redundancy programmes mostly took effect in the last three months of 2016.

Average number of employees by geographical area			Thousand
	2016	2015	2014
Europe	25	25	25
Asia	28	29	28
Oceania	2	1	2
Africa	4	3	3
North America	29	31	32
South America	4	4	4
Total	92	93	94

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

Strong employee engagement is especially significant in maintaining strong business delivery in times of great change. The Shell People Survey is one of the principal tools used to measure employee engagement: the degree of affiliation and commitment to Shell. It provides insights into employees’ views and has had a consistently high response rate. The average employee engagement score in 2016 was 79% compared with 80% in 2015 and in 2014.

We promote safe reporting of views about our processes and practices. In addition to local channels, the Shell Global Helpline enables employees to report potential breaches of the Shell General Business Principles and Shell Code of Conduct, confidentially and anonymously, in a variety of languages. See “Corporate governance” on page 68.

Diversity and inclusion

We aim for a diverse workforce and an inclusive environment that respects and supports all of our people and helps improve our business performance. Our diversity and inclusion (D&I) approach focuses on talent acquisition, progression and retention, inclusive leadership and on differentiating our external reputation. Our leaders aim to be role models for D&I and assume accountability for continuous progress. We believe that diverse teams led by inclusive leaders are more engaged, and therefore deliver better business performance. By embedding D&I in our operations, we have a better understanding of the needs of our employees as well as the needs of our varied customers, partners and stakeholders throughout the world. We can also benefit from a wider talent pool. We provide equal opportunity in recruitment, career development, promotion, training and rewards for all employees, including those with disabilities. Where possible, we make reasonable adjustments in job design and provide appropriate training for employees who have become disabled.

We actively monitor representation of women and local nationals in senior leadership positions, and have talent-development processes to support us in delivering more diverse representation.

At the end of 2016, the proportion of women in senior leadership positions was 20% compared with 19% at the end of 2015. Senior leadership positions is a Shell measure based on senior salary group levels and is distinct from the term “senior manager” in the statutory disclosures set out below.

Gender diversity data at December 31, 2016				Number
	Men		Women
Directors of the Company	8	73%	3	27%
Senior managers [A]	791	76%	249	24%
Employees (thousand)	62	70%	27	30%

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

Local national coverage at December 31
	Number of selected key business countries
	2016	2015	2014
Greater than 80%	10	12	12
Less than 80%	10	8	8
Total	20	20	20

Employee share plans

We have a number of share plans designed to align employees’ interests with our performance through share ownership. For information on the share-based compensation plans for Executive Directors, see the “Directors’ Remuneration Report” on pages 82-103.

59        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

Performance Share Plan, Long-term Incentive Plan and exchanged awards under the bg long-term incentive plan

Conditional awards of the Company’s shares are made under the terms of the Performance Share Plan (PSP) to around 17,000 employees each year. Senior executives receive conditional awards of the Company’s shares under the terms of the Long-term Incentive Plan (LTIP) rather than under the terms of the PSP. The extent to which the awards vest under both plans is determined over a three-year performance period but the performance conditions applicable to each plan are different. Under the PSP, half of the award is linked to the key performance indicators described in “Performance indicators” on page 20, averaged over the period. The other half of the award is linked to a comparative performance condition which involves a comparison with four of our main competitors over the period, based on four relative performance measures. Under the LTIP, the award is solely linked to the comparative performance condition described above.

Separately, following the BG acquisition, certain employee share awards made in 2015 under BG’s Long-Term Incentive Plan were automatically exchanged for equivalent awards over shares in the Company. These awards either do not have performance conditions or have the same performance conditions applied as the Company’s LTIP. Awards take the form of either conditional awards or nil cost options.

Under all plans, all shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date. In certain circumstances, awards may be adjusted before delivery or reclaimed after delivery. None of the awards results in beneficial ownership until the shares vest.

See Note 22 to the “Consolidated Financial Statements” on pages 148-149.

Restricted Share Plan

Under the Restricted Share Plan, awards are made on a highly selective basis to senior staff. Shares are awarded subject to a three-year retention period. All shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date. In certain circumstances, awards may be adjusted before delivery or reclaimed after delivery.

Global Employee Share Purchase Plan

Eligible employees in participating countries may participate in the Global Employee Share Purchase Plan. This plan enables them to make contributions from net pay towards the purchase of the Company’s shares at a 15% discount to the market price, either at the start or at the end of an annual cycle, whichever date offers the lower market price.

UK Sharesave Scheme

Eligible employees of participating Shell companies in the UK may participate in the UK Sharesave Scheme. Options are granted over the Company’s shares at market value on the invitation date. These options are normally exercisable after completion of a three-year or five-year contractual savings period.

Separately, following the acquisition of BG, certain participants in the BG Sharesave Scheme chose to roll over their outstanding BG share options into options over the Company’s shares. The BG option price (at a discount of 20% to market value) was converted to an equivalent Company option price at a ratio agreed with Her Majesty’s Revenue and Customs. These options are normally exercisable after completion of a three-year contractual savings period.

UK Shell All Employee Share Ownership Plan

Eligible employees of participating Shell companies in the UK may participate in the Shell All Employee Share Ownership Plan, under which monthly contributions from gross pay are made towards the purchase of the Company’s shares.

Strategic Report signed on behalf of the Board
/s/ Linda M. Szymanski

Linda M. Szymanski
Company Secretary March 8, 2017

60        STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2016

GOVERNANCE

The Board of Royal Dutch Shell plC

Charles O. Holliday

Chair

Born March 9, 1948. A US national, appointed Chair of the Company with effect from May 2015, having previously served as a Non-executive Director since September 2010.

He was Chief Executive Officer of DuPont from 1998 to 2009, and Chairman from 1999 to 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year, Tokyo-based posting as President of DuPont Asia/Pacific.  He has previously served as Chairman of the Bank of America Corporation, The Business Council, Catalyst, the National Academy of Engineering, the Society of Chemical Industry - American Section, the World Business Council for Sustainable Development and as a Director of Deere & Company. He is a founding member of the International Business Council.

He is a Director of HCA Holdings, Inc.

Chair of the Nomination and Succession Committee

Hans Wijers

Deputy Chair and Senior Independent Director

Born January 11, 1951. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2009.

He was Chief Executive Officer and Chairman of the Board of Management of AkzoNobel N.V. from 2003 to 2012, having become a Board member in 2002. From 1999 to 2002, he was Senior Partner at The Boston Consulting Group. He was Minister of Economic Affairs of the Netherlands from 1994 to 1998, and was previously Managing Partner of The Boston Consulting Group. He obtained a PhD in economics from Erasmus University Rotterdam while teaching there. From 2012 to 2016 he was Chairman of the Supervisory Board of AFC Ajax N.V. and from 2013 to 2016 he was a Non-executive Director of GlaxoSmithKline plc.

He is Chairman of the Supervisory Board of Heineken N.V., a member of the Supervisory Board of HAL Holding N.V. and a trustee of various charities.

Chair of the Corporate and Social Responsibility Committee and member of the Nomination and Succession Committee

Ben van Beurden

Chief Executive Officer

Born April 23, 1958. A Dutch national, appointed Chief Executive Officer of the Company with effect from January 2014.

He was Downstream Director from January to September 2013. Before that, he was Executive Vice President Chemicals from 2006 to 2012. In this period, he also served on the boards of a number of leading industry associations, including the International Council of Chemicals Associations and the European Chemical Industry Council. Prior to this, he held a number of operational and commercial roles in both Upstream and Downstream, including Vice President Manufacturing Excellence. He joined Shell in 1983, after graduating with a Master’s Degree in Chemical Engineering from Delft University of Technology, the Netherlands.

Simon Henry [A]

Chief Financial Officer

Born July 13, 1961. A British national, he was appointed Chief Financial Officer of the Company with effect from May 2009.

He was Chief Financial Officer for Exploration & Production from 2004 to 2009, and was Head of Group Investor Relations from 2001 to 2004. Prior to these roles, he held various finance posts including Finance Manager of Marketing in Egypt, Controller for the Upstream business in Egypt, Oil Products Finance Adviser for Asia-Pacific, Finance Director for the Mekong Cluster, and General Manager Finance for the South East Asian Retail business. He joined Shell in

1982 as an engineer at the Stanlow refinery in the UK and qualified as a member of the Chartered Institute of Management Accountants in 1989.

He is a Non-executive Director of Lloyds Banking Group plc[B].

[A] As announced on December 15, 2016, Simon Henry stands down as Chief Financial Officer on March 9, 2017.
[B] As announced on February 10, 2017, Simon Henry was appointed a Non-executive Director of Rio Tinto plc with effect from July 1, 2017.

Guy Elliott

Non-executive Director

Born December 26, 1955. A British national, appointed a Non-executive Director of the Company with effect from September 2010.

He was Chief Financial Officer of Rio Tinto plc and Rio Tinto Limited from 2002 to April 2013, and remained Senior Executive Director until he retired at the end of 2013. From 2007 to 2010, he was a Non-executive Director of Cadbury plc, serving as Chairman of its Audit Committee from 2008 to 2009 and as Senior Independent Director from 2008 to 2010, and from July 2013 to 2016 he was a Non-executive Director of SABMiller plc, serving as Deputy Chairman and Senior Independent Director from December 2013 to 2016.

He is a member of the UK Takeover Panel and Chairman of the Code Committee of the Panel.

Member of the Corporate and Social Responsibility Committee and member of the Nomination and Succession Committee

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

She is Chairman of SATS Limited, a Non-executive Director of CapitaLand Limited, DBS Bank Limited and DBS Group Holdings Limited, and a Trustee of the Singapore Institute of International Affairs Endowment Fund and the Temasek Trust. She is also a Non-executive Director of Singapore Health Services Pte Limited, a not-for-profit organisation.

Chair of the Audit Committee

Gerard Kleisterlee

Non-executive Director

Born September 28, 1946. A Dutch national, appointed a Non-executive Director of the Company with effect from November 2010.

He was President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips N.V. from 2001 to 2011. Having joined Philips in 1974, he held several positions before being appointed as Chief Executive Officer of Philips’ Components division in 1999 and Executive Vice-President of Philips in 2000. From 2010 to 2013, he was a member of the board of Directors of Dell Inc., from 2009 to 2014, he was a member of the Supervisory Board of Daimler AG and, from 2014 to 2016, he was a Non-executive Director of IBEX Global Solutions plc.

61        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

He is Chairman of Vodafone Group plc and Chairman of the Supervisory Board of ASML Holding N.V.

Chair of the Remuneration Committee and member of the Audit Committee

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

He is a Non-executive Director of Invesco Limited and Raytheon UK, a Senior Adviser to the Universal Music Group and a Visiting Professor and Council Member of King’s College, London.

Member of the Corporate and Social Responsibility Committee and member of the Remuneration Committee [A]

[A] Member of the Remuneration Committee with effect from May 24, 2017.

Linda G. Stuntz

Non-executive Director

Born September 11, 1954. A US national, appointed a Non-executive Director of the Company with effect from June 2011.

She is a founding partner of the law firm of Stuntz, Davis & Staffier, P.C., based in Washington, DC. Her law practice includes energy and environmental regulation, as well as matters relating to government support of technology development and transfer. She was a member of the US Secretary of Energy Advisory Board from 2015 to January 2017, she chaired the Electricity Advisory Committee to the US Department of Energy from 2008 to 2009, and was a member of the board of Directors of Schlumberger Limited from 1993 to 2010 and Raytheon Company from 2004 to 2015. From 1989 to 1993, she held senior policy positions at the US Department of Energy, including Deputy Secretary. She played a principal role in the development and enactment of the Energy Policy Act of 1992. From 1981 to 1987, she was an Associate Minority Counsel and Minority Counsel to the Energy and Commerce Committee of the US House of Representatives.

She is a Director of Edison International.

Member of the Audit Committee and member of the Nomination and Succession Committee

Patricia A. Woertz[A]

Non-executive Director

Born March 17, 1953. A US national, appointed a Non-executive Director of the Company with effect from June 2014.

She is former Chairman and Chief Executive Officer of Archer Daniels Midland Company in the USA, which she joined in 2006. She began her career as a certified public accountant with Ernst & Ernst in Pittsburgh, USA before joining Gulf Oil Corporation in 1977 where she held various positions in refining, marketing, strategic planning and finance. Following the merger of Gulf and Chevron in 1987, she led international operations as President of Chevron Canada and, later, Chevron International Oil Company. With the merger of Chevron and Texaco in 2001, she became Executive Vice President responsible for global refining, marketing, lubricant and supply and trading operations until 2006. She served on the US President’s Export Council from 2010 to 2015, chaired the US section of the US-Brazil CEO Forum from 2013 to 2015 and was a Director of UI LABS and World Business Chicago between 2014 and 2016.

She is a Director of 3M Company and The Procter & Gamble Company and is a member of The Business Council.

Member of the Corporate and Social Responsibility Committee and member of the Remuneration Committee

[A] Patricia A. Woertz stands down as a Director of the Company at the close of business of the 2017 Annual General Meeting.

Gerrit Zalm

Non-executive Director

Born May 6, 1952. A Dutch national, appointed a Non-executive Director of the Company with effect from January 2013.

He was an adviser to PricewaterhouseCoopers during 2007, Chairman of the trustees of the International Accounting Standards Board from 2007 to 2010, an adviser to Permira from 2007 to 2008, Chief Economist from July 2007 to January 2008, and Chief Financial Officer from January 2008 to December 2008 of DSB Bank, and Chairman of the Managing Board of ABN AMRO Bank N.V. from 2010 to 2016. He was Minister of Finance of the Netherlands twice, from 1994 to 2002 and from 2003 to 2007. In between, he was Chairman of the parliamentary party of the VVD. Prior to 1994, he was head of the Netherlands Bureau for Economic Policy Analysis, a professor at Vrije Universiteit Amsterdam and held various positions at the Ministry of Finance and the Ministry of Economic Affairs. He studied General Economics at Vrije Universiteit Amsterdam and received an Honorary Doctorate in Economics from that university.

Member of the Audit Committee and member of the Remuneration Committee

LINDA M. SZYMANSKI

Company Secretary

Born April 7, 1967. A US national, appointed General Counsel Corporate with effect from August 2016 and Company Secretary with effect from January 1, 2017.

Previously, she was General Counsel of the Upstream Americas business and Head of Legal US, based in the USA from 2014 to 2016, and was Group Chief Ethics & Compliance Officer based in the Netherlands from 2011 to 2014. She joined Shell in 1995 and has held a variety of legal positions within Shell Oil Company in the USA, including Chemicals Legal Managing Counsel and other senior roles in employment, litigation, and commercial practice.

Appointed with effect from March 9, 2017:

JESSICA UHL
Chief Financial Officer [A]
Born January 29, 1968. A US national, appointed Chief Financial Officer of the Company with effect from March 9, 2017.

She was Executive Vice President Finance for the Integrated Gas business from January 2016 to March 2017. Previously, she was Executive Vice President Finance for Upstream Americas from 2014 to 2015, Vice President Finance for Upstream Americas Unconventionals from 2013 to 2014, Vice President Controller for Upstream and Projects & Technology from 2010 to 2012, Vice President Finance for the global Lubricants business from 2009 to 2010, and Head of External Reporting from 2007 to 2009. She joined Shell in 2004 in finance and business development, supporting the Renewables business.

Prior to joining Shell, she worked for Enron in the USA and Panama from 1997 to 2003 and for Citibank in San Francisco, USA from 1990 to 1996. She obtained an MBA at INSEAD in 1997.

[A] As announced on December 15, 2016, Jessica Uhl succeeds Simon Henry as Chief Financial Officer with effect from March 9, 2017.

BOARD COMMITTEE MEMBERSHIP

On March 8, 2017, the Board approved a number of changes to the membership of the Board Committees. The memberships shown above are in accordance with the new appointments.

.

62        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

SENIOR MANAGEMENT

The Senior Management of the Company comprises the Executive Directors and those listed below. All are members of the Executive Committee (see “Corporate Governance” on page 70).

JOHN ABBOTT

Downstream Director

Born March 24, 1960. A British national, appointed Downstream Director with effect from October 2013. Previously, he was Executive Vice President Manufacturing, responsible for oil refineries and petrochemicals plants worldwide. He joined Shell in 1981, and has held various management positions in refining, chemicals and upstream heavy oil, working in Canada, the Netherlands, Singapore, Thailand, the UK and the USA.

HARRY BREKELMANS

Projects & Technology Director

Born June 11, 1965. A Dutch national, appointed Projects & Technology Director with effect from October 2014. Previously, he was Executive Vice President for Upstream International Operated based in the Netherlands. He joined Shell in 1990 and has held various management positions in Exploration and Production, Internal Audit, and Group Strategy and Planning. From 2011 to 2013, he was Country Chair – Russia and Executive Vice President for Russia and the Caspian region.

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

RONAN CASSIDY

Chief Human Resources & Corporate Officer

Born February 10, 1967. A British national, appointed Chief Human Resources & Corporate Officer with effect from January 1, 2016. Previously, he was Executive Vice President Human Resources, Upstream International. He joined Shell in 1988 and has held various human resources positions in the Upstream and Downstream businesses.

DONNY CHING

Legal Director

Born February 14, 1964. A Malaysian national, appointed Legal Director with effect from February 2014. Previously, he was General Counsel for the Project & Technology business based in the Netherlands. He joined Shell in 1988 based in Australia and then moved to Hong Kong and later to London. In 2008, he was appointed Head of Legal at Shell Singapore, having served as Associate General Counsel for the Gas & Power business in Asia-Pacific.

MAARTEN WETSELAAR

Integrated Gas and New Energies Director

Born December 30, 1968. A Dutch national, appointed Integrated Gas Director with effect from January 1, 2016 [A]. Previously, he was Executive Vice President of Integrated Gas based in Singapore. He joined Shell in 1995 and has held various financial, commercial and general management roles in Downstream, Trading and Upstream.

[A] The title of this role was changed to Integrated Gas and New Energies Director with effect from June 1, 2016.

63        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

DIRECTORS’ REPORT

Management Report

This Directors’ Report, together with the “Strategic Report” on pages 06-60, serves as the Management Report for the purpose of Disclosure Guidance and Transparency Rule 4.1.8R.

Financial statements and dividends

The “Consolidated Statement of Income” and “Consolidated Balance Sheet” can be found on pages 118 and 119 respectively.

The table below sets out the dividends on each class of share and each class of American Depositary Share (ADS [A]). The Company announces its dividends in dollars and, at a later date, announces the euro and sterling equivalent amounts using a market exchange rate. Dividends on Royal Dutch Shell plc A shares (A shares) are paid by default in euros, although holders may elect to receive dividends in sterling. Dividends on Royal Dutch Shell plc B shares (B shares) are paid by default in sterling, although holders may elect to receive dividends in euros. Dividends on ADSs are paid in dollars.

[A] ADSs are listed on the New York Stock Exchange under the symbols RDS.A and RDS.B. Each ADS represents two shares – two A shares in the case of RDS.A or two B shares in the case of RDS.B.

The Company has a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends (if approved by the Board). Only new A shares are issued under the programme, including to shareholders who hold B shares. More information can be found at www.shell.com/scrip.

The Directors have announced a fourth-quarter interim dividend as set out in the table below, payable on March 27, 2017, to shareholders on the Register of Members at close of business on February 17, 2017. The closing date for scrip and dividend currency elections was March 3, 2017 [A]. The euro and sterling equivalents announcement date is March 10, 2017.

[A] Both a different scrip and dividend currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies. A different scrip election date may also apply to registered and non-registered ADS holders. Registered ADS holders can contact The Bank of New York Mellon for the election deadline that applies. Non-registered ADS holders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

Directors’ responsibilities in respect of the preparation of the annual report and accounts

The Directors are responsible for preparing the Annual Report, including the financial statements, in accordance with applicable laws and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Consolidated and Parent Company Financial Statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). In preparing these financial statements, the Directors have also elected to comply with IFRS as issued by the International Accounting Standards Board (IASB). Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of Shell and the Company and of the profit or loss of Shell and the Company for that period. In preparing these financial statements, the Directors are required to:

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

Each of the Directors, whose names and functions can be found on pages 61-62, confirms that, to the best of their knowledge:

■

the financial statements, which have been prepared in accordance with IFRS as adopted by the EU and with IFRS as issued by the IASB give a true and fair view of the assets, liabilities, financial position and profit of Shell and the Company; and

■

the Management Report includes a fair review of the development and performance of the business and the position of Shell, together with a description of the principal risks and uncertainties that it faces.

Furthermore, so far as each of the Directors is aware, there is no relevant audit information of which the auditors are unaware, and each of the Directors has taken all the steps that ought to have been taken in order to become aware of any relevant audit information and to establish that the auditors are aware of that information.

Dividends	2016
	A shares					B shares[A]					A ADSs	B ADSs
	$	€		pence		$	Pence		€		$	$
Q1	0.47	0.4172		32.98		0.47	32.98		0.4172		0.94	0.94
Q2	0.47	0.4218		35.27		0.47	35.27		0.4218		0.94	0.94
Q3	0.47	0.4413		37.16		0.47	37.16		0.4413		0.94	0.94
Q4	0.47		[B]		[B]	0.47		[B]		[B]	0.94	0.94
Total announced in respect of the year	1.88		[B]		[B]	1.88		[B]		[B]	3.76	3.76
Amount paid during the year		1.7024		138.19			138.19		1.7024		3.76	3.76

[A] It is expected that holders of B shares will receive dividends through the dividend access mechanism applicable to such shares. The dividend access mechanism is described more fully on page 177.

[B] The euro and sterling equivalents announcement date is March 10, 2017, which therefore is also the date when the total announced in respect of the year can be calculated.

64        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

The Directors consider that the Annual Report, including the financial statements, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess Shell’s position and performance, business model and strategy.

The Directors consider it appropriate to continue to adopt the going concern basis of accounting in preparing the financial statements.

The Directors are responsible for the maintenance and integrity of the Shell website (www.shell.com). Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

VIABILITY STATEMENT

The “Strategic Report” includes information about Shell’s strategy, financial condition, cash flows and liquidity, as well as the factors, including the principal risks, likely to affect Shell’s future development. The Directors assess Shell’s prospects both at an operating and strategic level, each involving different time horizons. On an annual basis the Directors approve a detailed three-year operating plan, which forecasts Shell’s cash flows and ability to service financing requirements, pay dividends and fund investing activities during the period, having taken into consideration upward and downward sensitivities. This period is considered appropriate for operating purposes because it allows for credible detailed forecasts. The Directors also receive regular updates on Shell’s funding position and consider significant investment, divestment and financing proposals. At least biannually, the Directors discuss changes to Shell’s principal risks and assess the potential impact and any related mitigations.

Taking account of Shell’s position and principal risks at December 31, 2016, the Directors have a reasonable expectation that Shell will be able to continue in operation and meet its liabilities as they fall due over its three-year operating plan period. Annually, the Directors also review Shell’s strategic plan which takes account of longer-term forecasts including external environment factors and Shell’s business portfolio developments and endorse any updates required. This aims to preserve Shell’s long-term viability and ability to meet longer-term commitments such as debt and contractual obligations which can extend over several decades.

Repurchases of shares

At the 2016 Annual General Meeting (AGM), shareholders granted an authority, which expires at the end of the 2017 AGM, for the Company to repurchase up to a maximum of 795 million of its shares (excluding purchases for employee share plans). While no share repurchases for cancellation were made during 2016, the Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. A resolution will be proposed at the 2017 AGM to renew the authority for the Company to purchase its own share capital, up to specified limits, for a further year. This proposal will be described in more detail in the Notice of Annual General Meeting.

Board of Directors

The Directors during the year were Ben van Beurden, Guy Elliott, Euleen Goh, Simon Henry, Charles O. Holliday, Gerard Kleisterlee, Sir Nigel Sheinwald, Linda G. Stuntz, Hans Wijers, Patricia A. Woertz and Gerrit Zalm.

RETIREMENT and reappointment of Directors

In line with the UK Corporate Governance Code (Code), all Directors will retire at the 2017 AGM and seek reappointment by shareholders, except for Simon Henry who stands down as a Director of the Company on March 9, 2017, and Patricia Woertz, who stands down as a Director of the Company at the close of business of the AGM [A][B]. Shareholders will also be asked to vote on the reappointment of Jessica Uhl, who was appointed as a Director of the Company with effect from March 9, 2017, in succession to Simon Henry, and the appointment of Catherine Hughes and Roberto Setubal with effect from June 1, 2017 and October 1, 2017 respectively.

[A] Simon Henry has confirmed that there are no circumstances in connection with his ceasing to hold office that need to be brought to the attention of members or creditors of the Company.

[B] Patricia Woertz has confirmed that there are no circumstances in connection with her ceasing to hold office that need to be brought to the attention of members or creditors of the Company.

The biographies of all current Directors are given on pages 61-62 and biographies for those seeking appointment or reappointment will also be included in the Notice of Annual General Meeting [C]. Details of the Executive Directors’ contracts can be found on pages 102-103 and copies are available for inspection from the Company Secretary. Furthermore, a copy of the form of these contracts has been filed with the US Securities and Exchange Commission as an exhibit.
[C] The biography of Jessica Uhl is also given on page 62.

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

Directors’ interests

The interests (in shares of the Company or calculated equivalents) of the Directors in office at the end of the year, including any interests of a “connected person” (as defined in the Disclosure Guidance and Transparency Rules of the UK’s Financial Conduct Authority), can be found in the “Directors’ Remuneration Report” on pages 92-93.

Changes in Directors’ share interests during the period from December 31, 2016, to March 8, 2017, including changes in the interests in shares awarded under the Long-term Incentive Plan and the Deferred Bonus Plan, can also be found in the “Directors’ Remuneration Report” on page 92.

Qualifying third-party indemnities

The Company has entered into a deed of indemnity with each Director who served during the year under identical terms. The deeds indemnify the Directors to the widest extent permitted by the applicable laws of England against all liability incurred as a Director or employee of the Company or of certain other entities.

Related party transactions

Other than disclosures given in Notes [10] and [28] to the “Consolidated Financial Statements” on pages 134 and 152 respectively, there were no transactions or proposed transactions that were material to either the Company or any related party. Nor were there any transactions with any related party that were unusual in their nature or conditions.

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

Recent developments and post-balance sheet events

Material recent developments and post-balance sheet events can be found in Note 30 to the “Consolidated Financial Statements” on page 152.

Likely future developments

Information relating to likely future developments can be found in the “Strategic Report” on pages 06-60.

Research and development

Information relating to Shell’s research and development, including expenditure, can be found in “Business overview” on page 11.

Diversity and inclusion

Information concerning diversity and inclusion can be found in “Our people” on page 59.

65        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

Employee communication and involvement

Information concerning employee communication and involvement can be found in “Our people” on page 59.

Corporate social responsibility

A summary of Shell’s approach to corporate social responsibility can be found in “Environment and society” on pages 53-58. Further details will be available in the Shell Sustainability Report 2016.

Greenhouse gas emissions

Information relating to greenhouse gas emissions can be found in “Environment and society” on pages 55-56.

Financial risk management, objectives and policies

Descriptions of the use of financial instruments and Shell’s financial risk management objectives and policies, and exposure to market risk (including price risk), credit risk and liquidity risk can be found in Note [20] to the “Consolidated Financial Statements” on pages 143-148.

Share capital

The Company’s issued share capital on December 31, 2016, is set out in Note 8 to the “Parent Company Financial Statements” on pages 176-177. The percentage of the total issued share capital represented by each class of share is given below.

Share capital percentage	%
Share class
A ordinary	54.18
B ordinary	45.82
Sterling deferred	de minimis

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

Significant shareholdings

Information concerning significant shareholdings can be found on page 188.

Articles of Association

Information concerning the Articles of Association can be found on pages 72-78.

LISTING RULE INFORMATION [A]

Information concerning the amount of interest capitalised by Shell can be found in Note 7 to the “Consolidated Financial Statements” on page 131.

[A] This information is given in accordance with Listing Rule 9.8.4R.

auditor

A resolution relating to the appointment of Ernst & Young LLP as auditor for the financial year 2017 will be proposed at the 2017 AGM.

Corporate governance

The Company’s statement on corporate governance is included in the “Corporate governance” report on pages 67-78 and is incorporated in this Directors’ Report by way of reference.

Annual General Meeting

The AGM will be held on May 23, 2017, at the Circustheater, Circusstraat 4, 2586 CW, The Hague, The Netherlands. The Notice of Annual General Meeting will include details of the business to be put to shareholders at the AGM.

Signed on behalf of the Board /s/ Linda M. Szymanski
Linda M. Szymanski
Company Secretary
March 8, 2017

66        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

CORPORATE GOVERNANCE

Dear Shareholders,

I am pleased to introduce this Corporate Governance Report following my first full year as Chair of your Company. While it has been a year of significant change and challenge, we have continued to ensure we maintain the highest standards of corporate governance. We have again applied the main principles and relevant provisions of the Financial Reporting Council’s (FRC) UK Corporate Governance Code (Code) and this report explains in detail the operation of our governance arrangements and control framework.

As mentioned in my introduction to last year’s Corporate Governance Report, we engaged an external facilitator to undertake an independent evaluation of the effectiveness of the Board and its committees during 2016. The evaluation was conducted by Boardroom Review Limited and ran from January through to June. It involved one-to-one interviews lasting up to two hours with each of the Directors, as well as an observer sitting in on Board meetings and Board committee meetings. At the end of the review process, we received a detailed report with numerous recommendations, some short-term and some which would take longer to implement. We identified those which we believed to be of higher priority and implemented a number of these before the end of the year. It is our intention to continue to implement other recommendations during the course of 2017.

The Nomination and Succession Committee has been very busy during 2016 and one of its highest priorities is succession planning. Following a thorough search and benchmarking exercise of internal and external candidates, we were delighted to announce in December the appointment of Jessica Uhl as a Director and Chief Financial Officer (CFO) with effect from March 9, 2017. Jessica is currently Executive Vice President Finance in our Integrated Gas business and succeeds Simon Henry who stands down as CFO after more than seven years in the role. We also announced the appointment of Linda Szymanski as Company Secretary with effect from January 1, 2017. Linda succeeds Michiel Brandjes who retired at the end of the year.

During the year, the Nomination and Succession Committee has also given particular attention to the Executive Committee talent pipeline and has had a series of meetings with prospective candidates with future senior leadership appointments in mind.

More recently, we were delighted that two distinguished international business leaders, Catherine Hughes and Roberto Setubal, have agreed to join the Board as Non-executive Directors, subject to shareholder approval at the forthcoming Annual General Meeting (AGM). I believe Catherine and Roberto will bring valuable experience to our Board and I hope you will support their appointment. In addition, Patricia Woertz has confirmed she will not be standing for reappointment at the AGM, having served as a Non-executive Director since 2014. I would like to take this opportunity to thank Patricia for her commitment and valuable contribution to the Board, the Corporate and Social Responsibility Committee and the Remuneration Committee over the last three years.

We believe it is important to have an appropriate balance of experience, skills, knowledge and background in both the Boardroom and at senior leadership levels of the Company, and are mindful of the reports from Sir Philip Hampton and Dame Helen Alexander and from Sir John Parker in the areas of women in leadership positions and ethnic diversity, respectively. We are committed to staffing diverse Board and senior leadership teams, including strong female leaders, as we firmly believe diversity improves our performance.

As part of our aim to communicate how the Board and its committees operate on a day-to-day basis, we held our first Board Engagement day in November. During this presentation, I explained how the Board engages with the executive team and invited each of the chairs of the Board committees to explain their committee’s responsibilities, how they operated and their key short- and long-term priorities. The presentation seemed to be very well received and the question and answer session was an interesting and stimulating experience for us all. We will continue to implement effective means to listen to our shareholders in 2017.

It is imperative that we continue to strive for the highest standards of corporate governance and adhere to our governance and control framework. We are keenly aware we have stakeholders that go beyond our shareholders, including employees, customers, suppliers and the communities where we operate. We are living in dynamic times and the pace of change seems to be forever increasing. We are committed to ensuring our high standards are maintained since this is key to the continued long-term success of your Company.

I hope you find this report interesting and informative.

Chad Holliday

Chair

March 8, 2017

Statement of Compliance

The Board confirms that throughout the year the Company has applied the main principles and complied with the relevant provisions set out in the Code issued by the FRC in September 2014 [A] [B]. In addition to complying with applicable corporate governance requirements in the UK, the Company must follow the rules of Euronext Amsterdam as well as Dutch securities laws because of its listing on that exchange. The Company must likewise follow US securities laws and the New York Stock Exchange (NYSE) rules and regulations because its securities are registered in the USA and listed on the NYSE.

[A] A copy of the Code can be found on the FRC’s website (frc.org.uk).

[B] In April 2016, the FRC issued an updated version of the Code which applies to accounting periods beginning on or after June 17, 2016.

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

NON-EXECUTIVE DIRECTOR INDEPENDENCE

The Board follows the provisions of the Code in determining Non-executive Director independence, which states that at least half of the Board, excluding the Chair, should comprise Non-executive Directors determined by the Board to be independent. In the case of the Company, the Board has determined that all the Non-executive Directors at the end of 2016 are wholly independent.

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

67        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

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

Shell General Business Principles

The Shell General Business Principles define how Shell subsidiaries are expected to conduct their affairs. These principles include, among other things, Shell’s commitment to support fundamental human rights in line with the legitimate role of business and to contribute to sustainable development. They are designed to mitigate the risk of damage to our business reputation and to prevent violations of local and international legislation. They can be found at www.shell.com/sgbp. See “Risk factors” on page 14.

Shell Code of Conduct

Directors, officers, employees and contract staff are required to comply with the Shell Code of Conduct, which is intended to help them put Shell’s business principles into practice. This code clarifies the basic rules and standards they are expected to follow and the behaviour expected of them. These individuals must also complete mandatory Code of Conduct training. Designated individuals are required to complete additional mandatory training on antitrust and competition laws, anti-bribery and corruption laws, anti-money laundering laws, data protection laws and trade compliance requirements (see “Risk factors” on pages 14-15). The Shell Code of Conduct can be found at www.shell.com/codeofconduct.

Code of Ethics

Executive Directors and Senior Financial Officers of Shell must also comply with a Code of Ethics. This code is specifically intended to meet the requirements of Section 406 of the Sarbanes-Oxley Act and the listing requirements of the NYSE (see above). It can be found at www.shell.com/codeofethics.

Shell Global Helpline

Employees, contract staff, third parties with whom Shell has a business relationship (such as customers, suppliers and agents), and any member of the public (including shareholders) may raise ethics and compliance concerns through the Shell Global Helpline. This is a worldwide confidential reporting mechanism, operated by an external third party, which is available 24 hours a day, seven days a week by telephone and at www.shell.com or https://shell.alertline.eu.

Board structure and composition

During 2016, the Board comprised the Chair; two Executive Directors, namely the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO); and

eight Non-executive Directors, including the Deputy Chair and Senior Independent Director.

A list of current Directors, including their biographies, can be found on pages 61-62.

The Board recognises its collective responsibility for the long-term success of the Company. Generally it meets eight times a year [A] and has a formal schedule of matters reserved to it. This includes: overall strategy and management; corporate structure and capital structure; financial reporting and control, including approval of the Annual Report and Form 20-F, and interim dividends; oversight and review of risk management and internal control; significant contracts; and succession planning and new Board appointments. The full list of matters reserved to the Board for decision can be found at www.shell.com/investor.

[A] See page 69 for the number of meetings held in 2016.

Role of Directors

The roles of the Chair, a non-executive role, and the CEO are separate, and the Board has agreed their respective responsibilities.

The Chair is responsible for the leadership and management of the Board and for ensuring that the Board and its committees function effectively. One way in which this is achieved is by ensuring Directors receive accurate, timely and clear information. He is also responsible for agreeing and regularly reviewing the training and development needs of each Director (see “Induction and training” on page 69) which he does with the assistance of the Company Secretary.

The CEO bears overall responsibility for the implementation of the strategy agreed by the Board, the operational management of the Company and the business enterprises connected with it. He is supported in this by the Executive Committee which he chairs (see page 70).

Non-executive Directors

Non-executive Directors are appointed by the Board or by shareholders at general meetings and, in accordance with the Code, must seek re-election by shareholders on an annual basis. Their letter of appointment refers to a specific term of office, such term being subject to the provisions of the Code and the Company’s Articles of Association (the Articles). Upon appointment, Non-executive Directors confirm they are able to allocate sufficient time to meet the expectations of the role. Appointments are subject to a minimum of three months’ notice of termination, and there is no compensation provision for early termination.

The Non-executive Directors bring a wide range and balance of skills and international business experience to Shell. Through their contribution to Board meetings and to Board committee meetings, they are expected to challenge constructively and help develop proposals on strategy and bring independent judgement on issues of performance and risk. Generally, prior to each meeting of the Board, the Chair and the Non-executive Directors meet without the Executive Directors to discuss, among other things, the performance of individual Executive Directors. A number of Non-executive Directors also meet major shareholders from time to time.

The role of the Senior Independent Director is to provide a sounding board for the Chair and to serve as an intermediary for the other Directors when necessary. The Senior Independent Director is available to shareholders if they have concerns which contact through the normal channels of Chair, CEO or CFO has failed to resolve or for which such contact is inappropriate.

All the Non-executive Directors are considered by the Board to be wholly independent.

68        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

Conflicts of interest

Certain statutory duties with respect to directors’ conflicts of interest are in force under the Companies Act 2006 (the Act). In accordance with the Act and the Articles, the Board may authorise any matter that otherwise may involve any of the Directors breaching their duty to avoid conflicts of interest. The Board has adopted a procedure to address these requirements. It includes the Directors completing detailed conflict of interest questionnaires. The matters disclosed in the questionnaires are reviewed by the Board and, if considered appropriate, authorised in accordance with the Act and the Articles. Conflicts of interest as well as any gifts and hospitality received by and provided by Directors are kept under review by the Board. Further information relating to conflicts of interest can be found on page 74.

Significant commitments of the Chair

The Chair’s other significant commitments are given in his biography on page 61.

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

Board activities during the year

The Board generally meets eight times a year; however in 2016, there was an additional meeting to discuss a specific project-related matter. The meetings were held in The Hague, the Netherlands, except for one meeting which was held at the Shell Technology Centre in Amsterdam, the Netherlands.

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

In June, it held a full-day session which focused on strategy implementation and included an assessment of progress made against the strategic plan agreed in 2015. During the session, the Board considered the Company’s financial framework, the shape of the portfolio and the changing global energy market.

During 2016, the Board also received reports and presentations on certain of Shell’s activities (including those in Canada, the Netherlands, Nigeria, South America and the USA), and on asset integrity and process safety, BG integration, cyber security, litigation, risk management, safety and environmental performance, and senior management succession. In addition, it received reports on other matters of interest, including the global economic outlook, Brexit, Shell pension arrangements and corporate governance developments.

Induction and training

Following appointment to the Board, Directors receive a comprehensive induction tailored to their individual needs. This includes site visits and meetings with senior management to enable them to build up a detailed understanding of Shell’s business and strategy, and the key risks and issues which they face.

Throughout the year, regular updates on developments in legal matters, governance and accounting are provided to Directors. The Board regards site visits as an integral part of ongoing Director training, and during the year the locations visited by Directors, individually or in groups, included: Aberdeen in Scotland, Groningen and Moerdijk in the Netherlands, Karachaganak in Kazakhstan, Krakow in Poland and the Rhineland in Germany. Additional training is available so that Directors can update their skills and knowledge as appropriate.

Attendance at Board and Board committee meetings

Attendance during 2016 for all Board and Board committee meetings is given in the table below.

Attendance at Board and Board committee meetings [A]
	Board	Audit Committee	Corporate and Social Responsibility Committee	Nomination and Succession Committee	Remuneration Committee
Ben van Beurden	9/9
Guy Elliott	9/9	7/7		9/9
Euleen Goh	9/9	7/7
Simon Henry	9/9
Charles O. Holliday	9/9			9/9
Gerard Kleisterlee	9/9	6/7			7/7
Sir Nigel Sheinwald	9/9		5/5
Linda G. Stuntz	8/9	7/7		6/6
Hans Wijers	9/9		5/5	9/9
Patricia A. Woertz	8/9		4/5		6/7
Gerrit Zalm	9/9				7/7

[A] The first figure represents attendance and the second figure the possible number of meetings. For example, 9/9 signifies attendance at nine out of nine possible meetings. Where a Director stood down from a Board committee during the year, or was appointed during the year, only meetings before standing down or after the date of appointment are shown.

69        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

Board evaluation

During 2016, an independent external evaluation was conducted by Boardroom Review Limited [A]. The evaluation was commissioned by the Nomination and Succession Committee and was conducted between January and June. It consisted of Boardroom Review holding in depth one-to-one interviews with the Chair and each of the Executive and Non-executive Directors, as well as sitting in as an observer at a number of Board and Board committee meetings. At the end of the evaluation process, a report was produced for the Committee and which was later discussed by the full Board.

[A] Boardroom Review Limited does not have any other connection with the Company.

The report produced by Boardroom Review was detailed and consisted of three main areas: strengths, challenges and recommendations. The Committee discussed the numerous recommendations in depth and agreed to focus initially on those where it had been suggested that a follow-up review could be conducted in the near term. These included matters related to performance reporting, risk management and internal control, Director development, investment evaluation and the Boardroom environment. During discussion with the Board, it was agreed to include an additional item, namely a review of the role of the Board in the event of a major Shell crisis.

Since the initial review and discussion of the report, the Committee has continued to monitor progress of the agreed action points, and it is intended that such monitoring will continue during 2017.

Separately, each of the Board committees conducted its own performance self-evaluation by way of a questionnaire returned by committee members to the respective committee chair, and each chair reported the outcome to the full Board. In addition, the Deputy Chair conducted a review of the Chair’s performance, which involved each Director completing a questionnaire specifically related to this matter.

Executive Committee

The Executive Committee operates under the direction of the CEO in support of his responsibility for the overall management of the Company’s business. The CEO has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders’ general meeting.

The current composition of the Executive Committee is as follows:

EXECUTIVE COMMITTEE
Ben van Beurden	CEO [A][B]
Simon Henry	CFO [A][B][C]
John Abbott	Downstream Director [B]
Harry Brekelmans	Projects & Technology Director [B]
Andrew Brown	Upstream Director [B][D]
Ronan Cassidy Donny Ching	Chief Human Resources & Corporate Officer [B][E] Legal Director [B]
Maarten Wetselaar	Integrated Gas and New Energies Director [B][F]

[A] Director of the Company.

[B] Designated an Executive Officer pursuant to US Exchange Act Rule 3b-7. Beneficially owns less than 1% of outstanding classes of securities.

[C] Simon Henry stands down as a Director of the Company and a member of the Executive Committee on March 9, 2017, and is succeeded by Jessica Uhl with effect from March 9, 2017.

[D] Andrew Brown was appointed Upstream Director with effect from January 1, 2016. He was previously Upstream International Director

[E] Ronan Cassidy was appointed Chief Human Resources & Corporate Officer with effect from January 1, 2016.

[F] Maarten Wetselaar was appointed Integrated Gas Director with effect from January 1, 2016. The title of this role was changed to Integrated Gas and New Energies Director with effect from June 1, 2016.

Marvin Odum was a member of the Executive Committee until March 31, 2016, when the position of Unconventional Resources Director ceased to exist.

Board committees

There are four Board committees made up of Non-executive Directors. These are the:

■	Audit Committee;
■	Corporate and Social Responsibility Committee;
■	Nomination and Succession Committee; and
■	Remuneration Committee.

Each of these Board committees has produced a report which has been approved by the relevant chair. A copy of each committee’s terms of reference is available from the Company Secretary and can be found at www.shell.com/investor.

AUDIT COMMITTEE

The Audit Committee Report, which sets out the composition and work of the Audit Committee during 2016, is on pages 79-81.

CORPORATE AND SOCIAL RESPONSIBILITY COMMITTEE

During 2016, the members of the Corporate and Social Responsibility Committee were Hans Wijers (Chair of the Committee), Sir Nigel Sheinwald and Patricia A. Woertz. The Committee met five times during the year; the Committee members’ attendances are shown on page 69.

The Committee has a mandate to maintain a comprehensive overview of the policies and performance of the subsidiaries of the Company with respect to the Shell General Business Principles and the Shell Code of Conduct, as well as major issues of public concern. Conclusions and recommendations made by the Committee are reported directly to executive management and the Board.

The Committee fulfils its responsibilities by reviewing a wide range of areas, including the management of health, safety, security, environmental and social impacts of projects and operations. It does this through a series of reviews of performance, audit findings and other specific areas, such as process safety. It also monitors major issues of public concern and Shell’s strategy to address them, especially in respect of environmental and social issues. In addition, it provides input into the Shell Sustainability Report and reviews a draft of the report before publication.

The key topics discussed by the Committee in 2016 were climate change and greenhouse gas targets, induced seismic activity in Groningen, the Netherlands, asset integrity, and process safety. It also received regular reports in connection with Nigeria, as well as dedicating a half-day session to this topic.

In addition to holding regular formal meetings, the Committee visits Shell locations and meets with local staff and external stakeholders to hear their perspectives and observe how Shell’s standards regarding health, safety, security, the environment and social performance are being implemented. In 2016, the Committee visited the Karachaganak facilities in Kazakhstan where it engaged with employees, government representatives and local stakeholders. Individual Committee members also visited the Moerdijk and Nederlandse Aardolie Maatschappij (NAM) sites in the Netherlands.

NOMINATION AND SUCCESSION COMMITTEE

During 2016, the members of the Nomination and Succession Committee were Charles O. Holliday (Chair of the Committee), Guy Elliott, Linda G. Stuntz (with effect from June 1, 2016) and Hans Wijers. The Committee met nine times during the year; the Committee members’ attendances are shown on page 69.

The Committee keeps under review the leadership needs of the Company and identifies and nominates suitable candidates for the Board’s approval to fill vacancies when they arise. In addition, it makes recommendations on who should be appointed Chair of the Audit Committee, the Corporate and Social Responsibility Committee and the Remuneration Committee and, in consultation with the relevant chair, recommends who should sit on the Board committees. It also makes recommendations on corporate governance guidelines, monitors compliance with corporate governance requirements and makes recommendations on disclosures connected with corporate governance of its appointment processes.

70        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

During 2016, the Committee dealt with the appointment of the new CFO and, following a thorough search and benchmarking exercise of internal and external candidates, made a recommendation to the Board in December that Jessica Uhl be appointed a Director and succeed Simon Henry as CFO with effect from March 9, 2017. The Board did not make any new Non-executive Director appointments, however the Committee continued its ongoing programme of succession planning. The Board takes the issue of boardroom diversity very seriously and believes that maintaining an appropriate balance of skills, knowledge, experience and backgrounds is key to its effective performance. It believes gender diversity is an important element of this mix, and indeed the Board meets the recommendation of the Davies Report, published in 2011, that at least 25% of the Directors be women.

As part of its role in identifying and nominating suitable candidates for the Board’s approval, the Committee will continue to review candidates from a variety of backgrounds and will seek to produce a list of candidates that fully reflects the Board’s goal of becoming more diverse. In this regard, the Committee is mindful of external developments in this area, including the publication in November 2016 of the Hampton-Alexander Review [A] and a report from the Parker Review Committee [B], and maintains contact with leading global search firms, including Egon Zehnder [C], to identify and consider suitable candidates.

[A] The Hampton-Alexander Review builds on the work of Lord Davies with particular focus on improving the representation of women in senior leadership positions below Board level.  A number of recommendations were made, including that FTSE 350 companies should aim for a minimum of 33% of the directors to be women, and a minimum of 33% of the executive committee and its direct reports to be women, by 2020.

[B] The Parker Review Committee published for consultation its report into the ethnic diversity of UK boards, with final recommendations to be published following the consultation.

[C] Egon Zehnder does not have any connection with the Company other than that of search consultant.

During 2016, the Committee considered the Executive Committee talent pipeline and scheduled a series of meetings with prospective candidates with future senior leadership appointments in mind. It also reviewed the recommendations of the independent external evaluation, considered Board committee membership, potential conflicts of interest and the independence of the Non-executive Directors, and reviewed its terms of reference.

REMUNERATION COMMITTEE

The Directors’ Remuneration Report, which sets out the composition and work of the Remuneration Committee, the Directors’ remuneration for 2016 and the Directors’ Remuneration Policy to be presented for shareholder approval at the 2017 AGM, is on pages 82-103.

Shareholder communications

The Board recognises the importance of two-way communication with the Company’s shareholders. The Chair, the Deputy Chair and Senior Independent Director, the CEO, the CFO and the Executive Vice President Investor Relations each meet regularly with major shareholders and report the views of such shareholders to the Board. As well as the Company giving a balanced report of results and progress at each AGM, all shareholders have an opportunity to ask questions in person. Shareholders are also free to contact the Company directly at any time of the year via dedicated shareholder email addresses or via dedicated shareholder telephone numbers as given on the inside back cover of this Report. Shell’s website at www.shell.com/investor has information for institutional and retail shareholders alike.

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

Notification of major shareholdings

Information concerning notifications of major shareholdings can be found on page 188.

Responsibility for preparing the annual report and accounts

Information concerning the responsibility for preparing the Annual Report and Accounts can be found on page 64.

Controls and procedures

The Board is responsible for maintaining a sound system of risk management and internal control, and for regularly reviewing its effectiveness. It has delegated authority to the Audit Committee to assist it in fulfilling its responsibilities in relation to internal control and financial reporting (see “Audit Committee Report” on pages 79-81).

A single overall control framework is in place for the Company and its subsidiaries that is designed to manage rather than eliminate the risk of failure to achieve business objectives. It therefore only provides a reasonable and not an absolute assurance against material misstatement or loss.

The diagram below illustrates the control framework’s key components: “Foundations”, “Management Processes” and “Organisation”. “Foundations” comprises the objectives, principles and rules that underpin and establish boundaries for Shell’s activities. “Management Processes” refers to the more material management processes, including how strategy, planning and appraisal are used to improve performance and how risks are to be managed through effective controls and assurance. “Organisation” sets out how the various legal entities relate to each other and how their business activities are organised and managed, and how authority is delegated.

The system of risk management and internal control over financial reporting is an integral part of the control framework. Regular reviews are performed to identify the significant risks to financial reporting and the key controls designed to address them. These controls are documented, responsibility is assigned, and they are monitored for design and operating effectiveness. Controls found not to be effective are remediated. The principal risks faced by Shell are set out in “Risk factors” on pages 12-15.

71        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

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

Many of our major projects and operations are conducted in joint arrangements or associates, which may reduce the degree of control and ability to identify and manage risks (see “Risk factors” on page 15). In each case, Shell appoints a representative to manage its interests who seeks to ensure that such projects operate under equivalent standards to Shell.

We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. In addition, we and our joint arrangements and associates face the risk of litigation and disputes worldwide (see “Risk factors” on page 13). We continuously monitor geopolitical developments and societal issues relevant to our interests. Employees who engage with government officials are subject to specific training programmes, procedures and regular communications, in addition to Shell General Business Principles and Shell Code of Conduct compliance. We are prepared to exit a country if we believe we can no longer operate in that country in accordance with our standards, and we have done so in the past.

The Board confirms that there is a robust process for identifying, evaluating and managing the principal risks to the achievement of Shell’s objectives. This has been in place throughout 2016 and up to the date of this Report and is regularly reviewed by the Board and accords with the Internal Control: Guidance to Directors (formerly known as the Turnbull Guidance).

MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES OF SHELL

As indicated in the certifications in Exhibits [12.1] and [12.2] of this Report, Shell’s CEO and CFO have evaluated the effectiveness of Shell’s disclosure controls and procedures at December 31, 2016. On the basis of that evaluation, these officers have concluded that Shell’s disclosure controls and procedures are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF SHELL

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over Shell’s financial reporting and the preparation of the “Consolidated Financial Statements”. It conducted an evaluation of the effectiveness of Shell’s internal control over financial reporting and the preparation of the “Consolidated Financial Statements” based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, management concluded that, at December 31, 2016, the Company’s internal control over Shell’s financial reporting and the preparation of the “Consolidated Financial Statements” was effective.

Ernst & Young LLP, the independent registered public accounting firm that audited the “Consolidated Financial Statements”, has issued an attestation report on the Company’s internal control over financial reporting, as stated in its report on pages 115-116.

THE TRUSTEE’S AND MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES FOR THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

The Trustee of the Royal Dutch Shell Dividend Access Trust (the Trustee) and Shell’s CEO and CFO have evaluated the effectiveness of the disclosure controls and procedures in respect of the Dividend Access Trust (the Trust) at December 31, 2016. On the basis of this evaluation, these officers have concluded that the disclosure controls and procedures of the Trust are effective.

THE TRUSTEE’S AND MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

The Trustee is responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting. The Trustee and the Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, the Trustee and management concluded that, at December 31, 2016, the Trust’s internal control over financial reporting was effective.

Ernst & Young LLP, the independent registered public accounting firm that audited the “Consolidated Financial Statements”, has issued an attestation report on the Trustee’s and management’s internal control over financial reporting, as stated in its report on page 181.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has not been any change in the internal control over financial reporting of Shell or the Trust that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting. Material financial information of the Trust is included in the “Consolidated Financial Statements” and is therefore subject to the same disclosure controls and procedures as Shell. See the “Royal Dutch Shell Dividend Access Trust Financial Statements” on pages 183-186 for additional information.

Articles of Association

The following summarises certain provisions of the Articles [A] and of the applicable legislation (the legislation). This summary is qualified in its entirety by reference to the Articles and the Act.

[A] Copies of the Articles have been previously filed with the SEC and are incorporated by reference as exhibits to this Report. They can be found at www.shell.com.

MANAGEMENT AND DIRECTORS

The Company has a single tier Board of Directors headed by a Chairman, with management led by a CEO. See “Board structure and composition” on page 68.

Number of Directors

The Articles provide that the Company must have a minimum of three and can have a maximum of 20 Directors (disregarding alternate directors), but these restrictions can be changed by the Board.

Directors’ shareholding qualification

The Directors are not required to hold any shares in the Company [A].

[A] While the Articles do not require Directors to hold shares in the Company, the Remuneration Committee believes that Executive Directors should align their interests with those of shareholders by holding shares in the Company. The CEO is expected to build up a shareholding of seven times his base salary over five years from appointment and other Executive Directors are expected to build up a shareholding of four times their base salary over the same period. All Directors hold shares and such interests can be found in the “Directors’ Remuneration Report” on pages 92-93.

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

72        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

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

73        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

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

Where the Board gives authority in relation to a conflict of interest or where any of the situations described in (i) to (v) of “Other conflicts of interest” below applies in relation to a Director: (i) the Board may (whether at the relevant time or subsequently) (a) require that the relevant Director is excluded from the receipt of information, the participation in discussion and/or the making of decisions related to the conflict or the situation and (b) impose upon the relevant Director such other terms for the purpose of dealing with the conflict or situation as they think fit; (ii) the relevant Director will be obliged to conduct himself in accordance with any terms imposed by the Board in relation to the conflict or situation; (iii) the Board may also provide that, where the relevant Director obtains (other than through his position as a Director of the Company) information that is confidential to a third party, the Director will not be obliged to disclose that information to the Company, or to use or apply the information in relation to the Company’s affairs, where to do so would amount to a breach of that confidence; (iv) the terms of the authority shall be recorded in writing (but the authority shall be effective whether or not the terms are so recorded); and (v) the Board may revoke or vary such authority at any time but this will not affect anything done by the relevant Director prior to such revocation in accordance with the terms of such authority.

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

74        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

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

The Board can offer shareholders of ordinary shares (excluding any shareholder holding shares as treasury shares) the right to choose to receive extra ordinary shares, which are credited as fully paid up, instead of some or all of their cash dividend. Before the Board can do this, shareholders must have passed an ordinary resolution authorising the Board to make this offer [A].
[A] At the 2015 AGM, shareholders granted an authority for the Board to offer the choice of receiving some or all of their cash dividends as fully paid-up ordinary shares by way of a scrip dividend. More information can be found on www.shell.com/scrip.

Dividend access mechanism for B shares

General

A and B shares are identical, except for the dividend access mechanism, which will only apply to B shares. Dividends paid on A shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

It is the expectation and the intention, although there can be no certainty, that holders of B shares will receive dividends through the dividend access mechanism. Any dividends paid on the dividend access shares will have a UK source for UK and Dutch tax purposes. There will be no Dutch withholding tax on such dividends. Until April 6, 2016, certain holders (not including US holders) of B shares or B American Depositary Shares (ADSs) will be entitled to a UK tax credit in respect of their proportional share of such dividends. From April 6, 2016, there were changes to the UK taxation of dividends. The dividend tax credit has been abolished, and a tax-free dividend allowance of £5,000 introduced. For further details regarding the tax treatment of dividends paid on the A and B shares and ADSs, refer to “Taxation” on pages 192-193.

Description of dividend access mechanism

A dividend access share has been issued by The Shell Transport and Trading Company Limited (Shell Transport) to Computershare Trustees (Jersey) Limited as Trustee and, with effect from  the Company’s acquisition on February 15, 2016, of BG Group plc (the Acquisition), now BG Group Limited (BG), a dividend access share has been issued by BG to the Trustee. Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access shares on trust for the holders of B shares and will arrange for prompt disbursement of such dividends to holders of B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and BG and any dividends which are unclaimed after 12 years will revert to Shell Transport and BG (as applicable). Holders of B shares will not have any interest in either dividend access share and will not have any rights against Shell Transport and BG as issuers of the dividend access shares. The only assets held on trust for the benefit of the holders of B shares will be dividends paid to the Trustee in respect of the dividend access shares.

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

The Dutch tax treatment of dividends paid under the dividend access mechanism has been confirmed by the Dutch Revenue Service in an agreement (“vaststellingsovereenkomst”) with the Company and N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) dated October 26, 2004, as supplemented and amended by an agreement between the same parties dated April 25, 2005, and a final settlement agreement in connection with the Acquisition dated November 9, 2015. The agreements state, among other things, that dividend distributions on the dividend access shares by Shell Transport and/or BG will not be subject to Dutch withholding tax provided that the dividend access mechanism is structured and operated substantially as set out above.

75        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

The Company may not extend the dividend access mechanism to any future issuances of B shares without prior consultation with the Dutch Revenue Service.

Accordingly, the Company would not expect to issue additional B shares unless confirmation from the Dutch Revenue Service was obtained or the Company were to determine that the continued operation of the dividend access mechanism was unnecessary. Any further issue of B shares is subject to advance consultation with the Dutch Revenue Service.

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

The sterling deferred shares have the following rights and restrictions: (i) on a distribution of assets of the Company among its shareholders on a winding-up, the holders of the sterling deferred shares will be entitled (such entitlement ranking in priority to the rights of holders of ordinary shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each sterling deferred share; (ii) save as provided in (i), the holders of the sterling deferred shares will not be entitled to any participation in the profits or assets of Shell; (iii) the holders of sterling deferred shares will not be entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of the Company; (iv) the written consent of the holders of three-quarters in nominal value of the issued sterling deferred shares or the sanction of a special resolution passed at a separate general meeting of the holders of the sterling deferred shares is required if the special rights and privileges attaching to the sterling deferred shares are to be abrogated, or adversely varied or otherwise directly adversely affected in any way (the creation, allotment or issue of shares or securities which rank in priority to or equally with the sterling deferred shares, or of any right to call for the allotment or issue of such shares or securities, is for these purposes deemed not to be an abrogation or variation or to have an effect on the rights and privileges attaching to sterling deferred shares); (v) all provisions of the Articles relating to general meetings of the Company will apply, with necessary modifications, to every general meeting of the holders of the sterling deferred shares; (vi) subject to the legislation, the Company will have the right at any time to redeem any such sterling deferred shares (provided that it is credited as fully paid) at a price not exceeding £1 for all the sterling deferred shares redeemed at any one time (to be paid on such date as the Board shall select as the date of redemption to such one of the holders, if more than one, as may be selected by lot) without the requirement to give notice to the holder(s) of the sterling deferred shares; (vii) if any holder of a sterling deferred share to be redeemed fails or refuses to surrender the share certificate(s) or indemnity for such sterling deferred share or if the holder selected by lot to receive the redemption monies fails or refuses to accept the redemption monies payable in respect of it, such sterling deferred share will, notwithstanding the foregoing, be redeemed and cancelled by the Company and, in the event of a failure or refusal to accept the redemption monies, the Company will retain such money and hold it on trust for the selected holder without interest, and, in each case, the Company will have no further obligation whatsoever to the holder of such sterling deferred share; and (viii) no sterling deferred share will be redeemed otherwise than out of distributable profits or the proceeds of a fresh issue of shares made for the purposes of the redemption or out of capital to the extent permitted by the legislation.

Calls on shares

The Board can call on shareholders to pay any money which has not yet been paid to the Company for their shares. This includes the nominal value of the shares and any premium which may be payable on those shares. The Board can also make calls on people who are entitled to shares by law.

Winding-up of Shell

If the Company is voluntarily wound up, the liquidator can distribute to shareholders any assets remaining after the liquidator’s fees and expenses have been paid and all sums due to prior-ranking creditors (as defined under the laws of England) have been paid.

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

76        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

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

Directors have the power to convene a general meeting of shareholders at any time. In addition, Directors are required to call a general meeting once requests to do so have been received by the Company from shareholders representing at least 5% of such paid-up capital of the Company as carries voting rights at general meetings of the Company (excluding any paid-up capital held as treasury shares) pursuant to Section 303 of the Act. A request for a general meeting must state the general nature of the business to be dealt with at the meeting and must be authenticated by the requesting shareholders. If Directors fail to call such a meeting within 21 days from receipt of such requests, and on a date not more than 28 days after the date of the notice convening the meeting, the shareholders that requested the general meeting, or any of them representing more than half of the total voting rights of all shareholders that requested the meeting, may themselves convene a general meeting which must be called for a date not more than three months after the date upon which the Directors became subject to the requirement to call a general meeting. Any such meeting must be convened in the same manner, as nearly as possible, as that in which meetings are required to be convened by the Directors of the Company.

Under the Act, the Company is required to give at least 21 clear days’ notice of any AGM or, except where the conditions in Section 307A of the Act apply, any other general meeting of the Company. In addition, the Company complies with the Code which currently states that notices of AGMs should be sent to shareholders at least 20 working days before the meeting.

The Articles require that, in addition to any requirements under the legislation, the notice for any general meeting must state where the meeting is to be held (the principal meeting place) and the location of any satellite meeting place, which shall be identified as such in the notice as well as details of any arrangements made for those persons not entitled to attend a general meeting to be able to view and hear the proceedings (making it clear that participation in those arrangements will not amount to attendance at the meeting to which the notice relates). At the same time that notice is given for any general meeting, an announcement of the date, time and place of that meeting will, if practical, be published in a national newspaper in the Netherlands.

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

77        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

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

DEEMED DELIVERY OF DOCUMENTS

Under the Articles, if any notice, document or other information is given, sent or supplied by the Company by inland post, it is treated as being received the day after it was posted if first class post (or a service similar to first class post) was used, or 72 hours after it was posted if first class post (or a service similar to first class post) was not used. If a notice or document is sent by the Company by airmail, it is treated as being received 72 hours after it was posted. Any notice, document or other information left at a shareholder’s registered address or a postal address notified to the Company in accordance with the Articles by a shareholder or a person entitled to a share by law is treated as being received on the day on which it was left.

THRESHOLD FOR DISCLOSURE OF SHARE OWNERSHIP

The Disclosure Guidance and Transparency Rules of the UK’s Financial Conduct Authority impose an obligation on persons [A] to notify the Company of the percentage of voting rights held as a shareholder, or through the direct or indirect holding of financial instruments, if the percentage of voting rights held in the Company reaches, exceeds or falls below 3% or any 1% threshold above 3%.

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

The Articles provide that, when a person receives a statutory notice, he has 14 days to comply with it. If he does not do so or if he makes a statement in response to the notice which is false or inadequate in some important way, the Company can decide to restrict the rights relating to the identified shares and send out a further notice to the shareholder, known as a restriction notice, which will take effect when delivered. The restriction notice will state that the identified shares no longer give the shareholder any right to attend or vote either personally or by proxy at a shareholders’ meeting or to exercise any right in relation to shareholders’ meetings. Where the identified shares make up 0.25% or more (in amount or in number) of the existing shares of a class at the date of delivery of the restriction notice, the restriction notice can also contain the following further restrictions: (i) the Board can withhold any dividend or part of a dividend (including scrip dividend) or other money which would otherwise be payable in respect of the identified shares without any liability to pay interest when such money is finally paid to the shareholder; and (ii) the Board can refuse to register a transfer of any of the identified shares which are certificated shares unless the Board is satisfied that they have been sold outright to an independent third party (as specified in the Articles). Once a restriction notice has been given, the Board is free to cancel it or exclude any shares from it at any time the Board thinks fit. In addition, the Board must cancel the restriction notice within seven days of being satisfied that all of the information requested in the statutory notice has been given. Also, where any of the identified shares are sold and the Board is satisfied that they were sold outright to an independent third party, it must cancel the restriction notice within seven days of receipt of notification of the sale. The Articles do not restrict in any way the provision of the legislation which applies to failures to comply with notices under the legislation.

The UK City Code on Takeovers and Mergers (the Takeover Code) imposes disclosure obligations on parties subject to the Takeover Code’s disclosure regime. The Takeover Code requires that an opening position disclosure be made by: (i) an offeror company after the announcement that first identifies it as an offeror and after the announcement that first identifies a competing securities exchange offeror; and (ii) an offeree company after the commencement of an offer period and, if later, after the announcement that first identifies any securities exchange offeror. An opening position disclosure must be made by any person that is interested in 1% or more of any class of relevant securities of the offeree company or any securities exchange offeror. The Takeover Code also requires any person who is, or becomes, interested in 1% or more of any class of relevant securities of an offeree company or any securities exchange offeror to make a dealing disclosure if the person deals in any relevant securities of the offeree company or any securities exchange offeror during an offer period. Where two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities, they will normally be deemed to be a single person for the purpose of the relevant provisions of the Takeover Code.

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

Signed on behalf of the Board /s/ Linda M. Szymanski March 8, 2017

78        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

AUDIT COMMITTEE REPORT

Dear Shareholders,

I am pleased to present our annual Audit Committee Report, which provides insights into our work and the issues we dealt with during 2016.

As the Audit Committee (AC), we assist the Board in fulfilling its oversight responsibilities in areas such as the integrity of financial reporting, the effectiveness of the risk management and internal control system and related governance and compliance matters. We are also responsible for making a recommendation to the Board on the appointment or reappointment of the external auditor. The integration of BG following its acquisition in February, as well as the transition to Ernst & Young LLP (EY) as our new external auditor, required additional focus from the AC in 2016.

In respect of the integration of BG, we spent considerable time reviewing and considering the purchase price allocation; the integration of the BG operations and assets; the integration into our accounting and reporting processes, including consolidation into Shell’s financial statements, and the application of Shell’s control framework. We are satisfied that this work has been carried out in a rigorous and robust manner. You will find more details later in this report.

Following the completion of the tender process and on the recommendation of the AC, EY was appointed as external auditor of the Company for the financial year 2016. In anticipation of the appointment, the transition activities began on October 1, 2015, when EY started shadowing PricewaterhouseCoopers LLP (PwC) in its audit engagement with the Company. The AC closely monitored the transition from PwC to EY and was satisfied with the process.

The AC also carefully monitored auditor independence in accordance with the conflict of interest and independence protocol established with EY, and further agreed with EY that one of EY’s lead partners for each of Shell’s businesses would join the lead audit partner at every AC meeting.

In 2016, we held six AC meetings where we were briefed on and discussed a variety of topics including certain special topics such as information risk management and tax transparency reporting. We received briefings from the Chief Internal Auditor on audit outcomes and considered recommended remedial actions thereof, as well as completion of such actions. Specific attention was given to issues we considered significant in relation to Shell’s 2016 Consolidated Financial Statements, as discussed in more detail later in this report together with how we addressed them. In January 2016, we held one extraordinary meeting relating to the publication of an update on Shell’s fourth quarter 2015 and full year unaudited results in respect of the completion of the BG acquisition.

We supported the first viability statement made in the 2015 Director’s Report, in accordance with new best practice from the UK Corporate Governance Code (the Code) effective from 2015. In 2016 we considered whether the three-year period selected by the Board for the review of Shell’s prospects, in line with the operating plan, was appropriate. We concluded that this was the case; prevailing peer practice is also to focus on the operating plan period, which generally led to use of a three-year term. The factors which we further considered in support of the viability statement are discussed later in this report.

Finally, we conducted our annual performance evaluation, internally facilitated by the Secretary to the AC and supplemented by a questionnaire circulated to the AC members. We concluded that the AC was effective and able to fulfil its role in accordance with its terms of reference, which can be found at www.shell.com/investor. As part of the evaluation session the AC discussed the priorities, in addition to the standing items, for its 2017 agenda, including further discussions on risk, BG integration, information risk management, trading and supply, and governance of non-Shell-operated joint ventures.

Euleen Goh

Chair of the Audit Committee

March 8, 2017

Composition of the Audit Committee

During 2016, the members of the AC were Euleen Goh (Chair of the AC), Guy Elliott, Gerard Kleisterlee and Linda G. Stuntz, all of whom are financially literate, independent, Non-executive Directors. Guy Elliott stepped down as Chair of the AC with effect from January 1, 2016, with Euleen Goh succeeding him as of this date. In respect of the year ended December 31, 2016, for the purposes of the Code, both Euleen Goh and Guy Elliott qualify as persons with “recent and relevant financial experience” and, for the purposes of US securities laws, each is  an “audit committee financial expert”. The AC had six ordinary meetings and one extraordinary meeting during the year; the AC members’ attendances are shown on page 69.

Responsibilities

The key responsibilities of the AC are to assist the Board in fulfilling its oversight responsibilities in relation to: financial reporting; the effectiveness of the system of risk management and internal control; compliance with applicable external legal and regulatory requirements; monitoring the qualifications, expertise, resources and independence of both the internal and external auditors; and assessing the internal and external auditors’ performance and effectiveness each year. The AC keeps the Board informed of its activities and recommendations. Where the AC is not satisfied with, or if it considers that action or improvement is required concerning any aspect of financial reporting, risk management and internal control, compliance or audit-related activities, it promptly reports these concerns to the Board.

Activities

The AC covers a variety of topics in its meetings. These include both standing items that the AC considers as a matter of course, typically in relation to the quarterly unaudited financial statements, control issues, accounting policies and judgements and reporting matters, and a range of specific topics relevant to  Shell’s control framework. The AC invites the Chief Executive Officer, the Chief Financial Officer, the Legal Director, the Chief Internal Auditor, the Executive Vice President Controller, the Vice President Accounting and Reporting and the external auditor to attend each meeting. The Chair of the Board also regularly attends the meetings. Other members of management attend when requested. At every meeting, the AC holds private sessions separately with the external auditor and the Chief Internal Auditor without members of management, except for the Legal Director, being present.

During 2016, the AC received comprehensive reports from management and the internal and external auditors. In particular, it discussed with the Chief Financial Officer, the Executive Vice President Controller, the Vice President Accounting and Reporting and the external auditor issues that arose on accounting policies, practices and reporting, and reviewed aggregated whistle-blowing reports, internal audit reports and analyses of financial reporting matters. The AC further assessed the robustness of information and risk management, security measures including cyber security, and the effectiveness of financial controls, and discussed with the Chief Ethics and Compliance Officer her annual report on compliance matters including regulatory developments and compliance risks. The AC also discussed the Company’s Annual Report and Accounts, half-year report and quarterly unaudited financial statements with management and the external auditor. The AC reviewed and discussed the internal audit function’s annual audit plan. It also reviewed the internal audit’s performance self-assessment report focusing on impact of the audits, audit quality and compliance, and operational excellence. The AC assessed the performance of the internal audit function as effective. The AC also reviewed, considered and approved the external audit plan including the audit scope and materiality levels. In addition to the items discussed under significant issues on pages 80-81, the AC also requested reports on matters that it deemed appropriate, for example: BG’s proved oil and gas reserves; the recoverability of receivables from certain governments; the implementation of a new systems platform for products trading in the USA; litigation matters, including the review of the provisions taken; tax transparency; and new and impending regulatory requirements. It also discussed the status of information risk management with the Chief Information Officer to receive assurance on the appropriate levels of controls and activities undertaken.

79        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

As requested by the Board, the AC advised the Board of its view that the Annual Report including the financial statements for the year ended December 31, 2016, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess Shell’s position and performance, business model and strategy (see the “Directors’ Report” on page 65). To arrive at this conclusion, the AC critically assessed drafts of the Annual Report including the financial statements and discussed with management the process undertaken to ensure that these requirements were met. This process included: verifying that the contents of the Annual Report are consistent with the information shared with the Board and management during the year to support their assessment of Shell’s position and performance; ensuring that consistent materiality thresholds are applied for favourable and unfavourable items; taking into account comments from the external auditor; and receiving assurance from the Executive Committee. The AC further reviewed and considered the Directors’ half-year and full-year statements with respect to the going concern basis of accounting.  The AC considered and concluded that the three-year time horizon selected by the Board in 2015 for the assessment of Shell’s longer-term viability was still appropriate. As noted in the viability statement, the Board also reviews the strategic plan which takes account of longer-term forecasts. Factors considered included: external environment factors such as oil and gas prices; the financial framework; Shell’s business portfolio developments; and the project funnel to support future growth. The AC endorsed the statement in the “Directors’ Report” on page 65.

SYSTEM OF Risk MANAGEMENT and Internal CONTROL

In 2016, the AC reviewed, discussed and briefed the Board on the regular reports on risks, controls and assurance, including the annual assessment of the system of risk management and internal control, in order to monitor the effectiveness of the procedures for internal control over financial reporting, compliance and operational matters. This included the Company’s evaluation of the internal control system as required under Section 404 of the Sarbanes-Oxley Act.

Significant issues

The AC assessed the following significant accounting and reporting issues that arose in relation to Shell’s 2016 Consolidated Financial Statements. The AC was satisfied with how each of these issues was addressed. As part of this assessment, the AC received reports, requested and received clarification from management, and sought assurance and received input from the internal and external auditors.

Significant issues
Subject	Issue	How the AC addressed the issue
ACQUISITION OF BG GROUP PLC See Notes 4, 8 and 9 to the “Consolidated Financial Statements” on pages 128, 131-132 and 132-134.

Shell is required to recognise BG’s net assets at their acquisition-date fair values. Determining these values (the “purchase price allocation”) is a significant exercise and under IFRS there is a window of 12 months for them to be finalised. The provisional fair values were disclosed in the Unaudited Condensed Consolidated Interim Financial Statements for the first quarter, updated in the third quarter and finalised in the fourth quarter.

BG results must be reported within Shell’s Consolidated Financial Statements from the date of acquisition. This requires the application of Shell’s control framework, and reporting in accordance with Shell’s accounting policies.

The AC received information to explain the basis for the purchase price allocation, with a focus on property, plant and equipment and intangible assets’ valuations, and supported management’s conclusions including the final amount of goodwill recognised on the acquisition.

The AC also reviewed the integration of BG into Shell’s accounting and reporting processes, and satisfied itself with the information included within Shell’s Consolidated Financial Statements post acquisition. The AC reviewed the judgements made which, for example, resulted in the recognition of certain leases as finance leases on Shell’s balance sheet, whereas BG had treated them as operating leases, therefore off balance sheet.

IMPAIRMENTS See Notes 2 and 9 to the “Consolidated Financial Statements” on pages 122-127 and 132-134.

The carrying amount of an asset should be tested for impairment when there is a change in circumstances such as a reduction in performance, other than short-term, or being classified as held for sale.

Oil and gas prices were on average lower in 2016 than in 2015. Management reflected these lower prices in the short term but did not change the long term price forecasts. A downward revision in forecasts would be a trigger for impairment testing.

The AC reviewed various impairment charges in respect of Upstream, Integrated Gas, and Downstream assets. These impairments were mainly triggered by asset performance, disposals and project cancellations. In the context of potential impairment triggers, Shell’s oil and gas price outlook was reviewed against market developments, benchmarks and the potential impact of certain price sensitivities were considered.

DEPRECIATION, DEPLETION AND AMORTISATION See Note 2 to the “Consolidated Financial Statements” on pages 122-127.

Upstream production assets are generally depreciated on a unit-of-production basis over proved developed reserves, which are calculated in accordance with requirements based on yearly average prices. In the current price environment it was considered necessary to apply other approaches for certain assets, in order that the periodic depreciation charges more appropriately reflect the expected utilisation of those assets.

The AC reviewed the justification to use alternatives to determine the reserves base applied in calculating unit-of-production depreciation for certain Upstream assets, such as using management’s expectations of future oil and gas prices rather than yearly average prices. It agreed that this provides a more appropriate phasing of periodic depreciation charges.

80        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

Provisions for redundancy AND onerous contracts See Note 19 to the “Consolidated Financial Statements” on page 143.

Management’s effort to reduce costs, particularly following the BG acquisition, has included redundancy programmes and rationalisation of facilities. In the continuing lower oil and gas price environment, it is also necessary to review whether the future costs of certain other contracts are expected to exceed the benefits. Judgement is necessary in each case in determining when a provision should be recognised and, if so, in estimating the amount.

The AC received information on and accepted the amounts and timing of recognition of provisions for redundancy in the second and third quarters. The AC also discussed and accepted the outcome of the onerous contracts review, specifically provisions for idle rigs in Upstream and tolling contracts in Europe and the USA in Integrated Gas and Downstream and for real estate leases as a result of the rationalisation of office space in various locations.

TAXATION See Notes 2 and 17 to the “Consolidated Financial Statements” on pages 122-127 and 139-140.

The determination of tax assets and liabilities requires the application of judgement as to the ultimate outcome, which can change over time depending on facts and circumstances. In particular the recognition of deferred tax assets requires management to make assumptions regarding future profitability and is therefore inherently uncertain.

The AC reviewed management updates and external auditor assessments on certain tax matters. The AC discussed the recoverability of deferred tax assets and accepted the resulting assessments of the deferred tax positions.

DISPOSALS See Note 6 to the “Consolidated Financial Statements” on page 131.

Shell has announced a major disposal programme for 2016-2018. Prior to expected disposal, judgement is required in determining when an asset has reached held for sale status, which has accounting consequences.

Judgement may also be required in the accounting on disposal, for example in estimating the amount of any liabilities which have been retained by Shell.

The AC examined the accounting for assets held for sale and consequential disposals, including Downstream assets in Denmark and Malaysia, Upstream assets in Canada, Egypt, the UK and the USA, and Integrated Gas assets in New Zealand. Particular attention was given to the accounting for any retained obligations, the assumptions used in determining any resulting charges and the tax treatment.

ExternaL auditor

At the AGM in May 2016, the tender process [A] for the appointment of the external auditor for the financial year 2016, which had started in mid-2014, was concluded by shareholder approval for the appointment of EY as the Company’s external auditor for the year ending December 31, 2016. This approval ratified the appointment of EY by the Board in April 2016 to fill the casual vacancy created by the resignation of PwC following the completion of its audit of the Company’s 2015 financial statements.  The tender was carried out in compliance with The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 effective January 1, 2015, as issued by the Competition & Markets Authority in the UK.

[A] In October 2015, Shell published a disclosure on its website providing a detailed overview of the auditor tender process, which can be found on www.shell.com/investor

During 2016, the AC considered the outcome of the Financial Reporting Council’s Audit Quality Inspection Annual Report 2015/16 on EY. The AC monitored the transition from PwC to EY as the new external auditor and evaluated the effectiveness of EY and the external audit process in its first year as auditor, taking into account the results of Shell management’s internal survey relating to EY’s performance over the financial year 2016 as well as management’s review and recommendations and its own experiences with the external auditor. Key criteria of the evaluation included: professionalism in areas including competence, integrity and objectivity; efficiency, covering aspects such as service level, cost efficiency and innovation in the audit process; thought leadership and value added; and compliance with relevant legislative, regulatory and professional requirements. The AC concluded that EY had performed effectively.

Following due consideration, the AC will recommend to the Board to propose to the 2017 AGM that EY be re-appointed as the external auditor of the Company for the year ended December 31, 2017. There are no contractual obligations that restrict the AC’s ability to make such a recommendation.

As required under UK and US auditing standards, the AC received a letter from EY confirming its independence.

EY presented its views on the Annual Report including the financial statements for the year ended December 31, 2016, to the AC and to the Board.

NON-AUDIT SERVICES

The AC has a policy on the engagement of the external auditor to supply non-audit services. This policy, designed to safeguard auditor objectivity and independence, includes guidelines on permitted and non-permitted services, and on services requiring specific approval by the AC.

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

The scope of the permitted non-audit services contracted with the external auditor in 2016 consisted mainly of interim reviews and other audit-related assurance services and the associated compensation amounted to 6% of total auditor’s remuneration.

The AC has adopted an amended policy on the engagement of the external auditor to supply non-audit services effective January 1, 2017, in accordance with the Revised Ethical Standard 2016, issued by the Financial Reporting Council in June 2016.

FEES

Note 29 to the “Consolidated Financial Statements” on page 152 provides a specification of the auditor’s remuneration.

81        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

DIRECTORS’ REMUNERATION REPORT

PRINCIPLES

The principles underpinning the Remuneration Committee’s (REMCO) approach to executive remuneration serve as the foundation for everything we do, and are listed below.

■

Alignment with Shell’s strategy: the Executive Directors’ compensation package should be strongly linked to the achievement of stretch targets that are seen as indicators of the execution of Shell’s strategy.

■	Pay for performance: the majority of the Executive Directors’ compensation (excluding benefits and pensions) should be linked directly to Shell’s performance through variable pay instruments.
■	Competitiveness: remuneration levels should be determined by reference internally against Shell Senior Management and externally against companies of comparable size, complexity and global scope.
■	Long-term creation of shareholder value: Executive Directors should align their interests with those of shareholders by holding shares in Royal Dutch Shell plc (the Company).
■

Consistency: the remuneration structure for Executive Directors should generally be consistent with the remuneration structure for Shell’s Senior Management. This consistency builds a culture of alignment with Shell’s purpose and a common approach to sharing in Shell’s success.

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

STATEMENT BY THE CHAIR OF THE REMUNERATION COMMITTEE

Dear Shareholders,

I am pleased to present the Directors’ Remuneration Report for the year ended December 31, 2016. This includes: (i) our Annual Report on Remuneration for 2016 as well as implementation of the proposed Directors’ Remuneration Policy in 2017, in accordance with the principles above; and (ii) the proposed Directors’ Remuneration Policy which, subject to shareholder approval at the 2017 Annual General Meeting (AGM), will take effect from May 23, 2017, and will be effective until the 2020 AGM, unless a further policy is proposed by the Company and approved by shareholders in the meantime. At the 2017 AGM, the proposed Directors’ Remuneration Policy will be put to a binding shareholder vote and the Annual Report on Remuneration for 2016 will be put to an advisory shareholder vote.

In 2016, REMCO performed a wide-ranging review as part of the three-year cycle required by law. The timing has been helpful in allowing us to ensure our remuneration structure is effective in the context of Shell’s new strategic direction and the acquisition of BG Group plc (BG).

We as REMCO believe that Shell’s overall remuneration policy must strongly support Shell’s strategy. The Board sets the strategy and REMCO decides how to reward its successful delivery. It is an important principle that remuneration does not lead change. It is strategy that drives change and remuneration that follows. We also believe in remuneration structures that are consistent with those of the wider workforce and align all staff with Shell’s purpose and performance. As a result, we have maintained a remuneration policy that is consistent with how we pay people across Shell. This consistent remuneration landscape includes paying at competitive market levels. It also includes a mixture of fixed and variable pay for most, shared performance metrics and common benefit plans. At Executive Director level, we are committed to additional elements, notably the requirement to maintain a personal shareholding. In our conversations with you, the shareholders, you made clear that, like us, you wish to see the new strategic direction reflected in pay. You also encouraged further simplicity in remuneration. Overall, your input suggests that our existing policy is generally appropriate and we have therefore built upon this as a starting point.

HOW THE NEW STRATEGY HAS UNDERPINNED THE REMUNERATION REVIEW

During its Capital Markets Day 2016, Shell outlined its new direction and how the acquisition of BG fitted into it. Shell intends to be a world-class investment.  Achieving this requires sustained focus on generating higher returns and free cash flow (FCF), which is the sum of cash flow from operating activities and cash flow from investing activities, underpinned by a conservative balance sheet. This strategy is designed to finance the dividend and provide the funds Shell needs to invest in its growth. As always, safety and environmental stewardship are central to all Shell does.

To ensure alignment with Shell’s strategy to be a world-class investment, we have made some key changes with effect from January 1, 2017, within the boundaries of the existing policy approved by shareholders at the 2014 AGM:

■

New emphasis on FCF – this replaces earnings per share (EPS) as a measure in the Long-term Incentive Plan (LTIP). One specific priority that flows from Shell’s acquisition of BG is the need to optimise the expanded portfolio. Cash generated from divestments will be used to help reduce debt and pay dividends. While Shell is using divestments to move towards its intended mix of assets following the acquisition, FCF will be measured on an absolute basis. Once the portfolio is optimised FCF may be measured against BP, Chevron, ExxonMobil and Total (“the other oil majors”).

■

New metrics for greenhouse gas (GHG) management – these now form 10% of the annual bonus scorecard. To support the efforts Shell is already making, and based on recommendations from the Corporate and Social Responsibility Committee, we have selected scorecard measures focused on three specific business areas: refining, chemical plants and flaring in upstream assets. This goes beyond carbon dioxide (CO2) to include other GHGs such as methane.

■

Re-balancing of operational excellence measures in the scorecard – the acquisition of BG means there are fewer new projects and, as a result, the weighting for this area will fall. It is worth noting, however, that targets were made more challenging. We will also now include non-Shell-operated joint ventures as part of this measure because more of Shell’s capital is invested in such projects than in those it operates. The new strategy also underlines the importance of liquefied natural gas (LNG). As a result, we will raise the weighting of the LNG measure from 6% to 12.5%.

■	Governance strengthened – the bonus will be removed from the termination policy for Executive Directors appointed on or after January 1, 2017.

Shareholders often ask me about the energy transition. We have thought hard about the points you raised and considered at length how best to reflect this in remuneration. This was also a theme of the 2015 “Aiming for A” shareholder resolution. As I have outlined above, we have moved to ensure the bonus reflects progress in managing Shell’s GHG emissions. But the energy transition is wider than that and Shell’s role as an energy provider also goes further. The Board discussed Shell's energy transition approach and approved a proposal from management to create a New Energies business, dedicated to finding attractive business opportunities for Shell in the context of energy transition. We will embed the progress in New Energies into the personal performance agreement with the CEO. The energy transition however, still is in its early phase and for the coming decade(s) energy supply will continue to depend for a significant portion on fossil fuels. For Shell, consistent high volume production of oil and gas will be the driver of cash flow generation. Therefore operational excellence, expressed in oil and gas production, LNG liquefaction volumes and project delivery, remain important in Shell's performance reward structure.

82        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

LISTENING TO YOUR FEEDBACK

We have taken on board your view that the remuneration structure should be simplified and share ownership is one area where we have acted. Our approach here is designed to help maintain executive focus on the long term and to ensure that the interests of our senior management are aligned with those of shareholders. Significant shareholding requirements remain in place. Furthermore, subject to shareholder approval of the proposed Directors’ Remuneration Policy at the 2017 AGM, the bonus scheme will be streamlined so that there is no separate plan to defer the proportion paid in shares, with the effect that the bonus would simply be paid half in cash, and half in shares subject to a three-year holding period. The LTIP, after a three-year performance period, is delivered entirely in shares subject to a three-year holding period. The LTIP holding period will now align with the bonus holding period in applying even after leaving Shell, to further encourage a long-term approach to decision-making.

Some shareholders have asked us to consider awarding “restricted shares”, which have no performance conditions attached, to bolster long-term alignment of executive interests with those of shareholders. We will keep listening to feedback from you but, at this time, there is no consensus on this among shareholders. As things stand, REMCO believes in tying variable pay to performance with rewards linked to delivery. We also feel that the high shareholding requirements for Shell’s Executive Directors fulfil the intent behind restricted share schemes: creating long-term shareholder value.

Some of you have highlighted the ongoing public debate over levels of executive remuneration and I assure you that REMCO is sensitive to that discussion. We have changed the benchmarking comparator group for our executive remuneration, but that does not create an upward pressure. Also, when making pay decisions for Executive Directors, REMCO considers a number of factors related to pay and conditions for the wider workforce. In our view the important point is that all employees are fairly and competitively paid and we benchmark this at all levels and by market. Also remuneration for Executive Directors must make sense and show consistency in the internal hierarchy. As a consequence REMCO has been careful with pay increases. In fact, REMCO has maintained similar starting base salaries for each new CEO over the past decade and also bonus and LTIP opportunities have remained at similar levels.

REMCO will continue to actively monitor evolving market practice and provide information to shareholders that is helpful in assessing the appropriateness of pay. However, with a workforce spread around the globe and an executive remuneration structure designed to have significant variability depending on performance, we feel that reporting a single figure based pay ratio will not be helpful in steering the debate.

Finally, Shell has for some time adopted a “no adjustments” philosophy to remuneration performance metrics: we do not move the target goalposts when the broader business context changes. Most shareholders I have spoken to tell me they appreciate the transparency this creates, particularly when oil prices are decreasing. We continue to believe in this “no adjustments” philosophy.

2016 PERFORMANCE CONTEXT

2016 was a challenging year given the external environment. It was also a major transition year within Shell following the acquisition of BG, with many parts of the organisation having to juggle change and challenges. Within this context, Shell delivered strongly on change and operations, underpinned by solid sustainable development outcomes, but cash flow was lower than expected. This performance context has resulted in the annual bonus scorecard outcomes described below.

The Board is committed to delivering the value from the BG acquisition and REMCO supported this by introducing a synergy target in the bonus scorecard for 2016. We completed the BG acquisition and integration, capturing more value than anticipated, and this is reflected in the synergies scorecard outcome.

By the end of 2016 we had made good progress against our strategy to become a world-class investment case. However, cash flow from operating activities was below threshold for the year. This was mainly due to the impact of lower oil, gas and LNG prices in Upstream and Integrated Gas. Downstream cash flow was also lower, mainly due to weaker refining margins and higher working capital.

The project delivery score was outstanding, reflecting the organisation’s extra efforts to deliver projects within budget and on schedule. Our production volumes achieved a score of outstanding supported by strong operational performance across various assets and higher entitlement from production-sharing contracts. Our LNG liquefaction volumes scored above target although they were impacted by lower feedgas availability. Our combined refinery and chemicals plant availability measure was below target due to increased planned and unplanned maintenance.

Sustainable development was on target with our process safety performance in particular making a step-change improvement.

DECISIONS MADE

Against the above-mentioned background, REMCO made the following decisions regarding the remuneration of the Executive Directors.

REMCO approved an annual bonus scorecard outcome of 1.11. This was the mathematical outcome and no discretion was applied by REMCO.

We believe individual performance targets are very important. They reinforce and drive a company-wide culture of individual performance and behaviour. The Chair reviewed the CEO’s performance with REMCO, and the CEO discussed the Chief Financial Officer’s (CFO) performance with REMCO. Having considered this input, REMCO determined to award each of the CEO and CFO an on-target individual performance factor of 1.0.

We are constantly looking at whether our remuneration structure is delivering its intended outcome. Nevertheless, some of you made it clear last year that you felt the bonus was too high. As part of this process of ongoing review, we have examined the target-setting landscape. We looked at bonus payments made over the last decade and observed that two areas were consistently delivering high outcomes: project delivery and sustainability. We concluded that Shell would be better served by more stretching targets in those areas. We had a discussion with the Corporate and Social Responsibility Committee and worked with them to apply more ambitious aims. We also consulted with the project delivery team and tightened the “on schedule” performance target for 2016 and beyond.

The 2014 LTIP award vested below target at 84% (or 42% of maximum). I am confident that our strategy provides the clarity and focus needed to help reshape Shell into a world-class investment case. We need to continue to focus on delivering higher returns on capital employed, higher free cash flow and, of course, reducing debt. Shell has improved its competitive position against the other oil majors, with strong relative three-year performance in cash flow from operating activities and return on average capital employed (ROACE), along with median EPS performance, but lagging three-year total shareholder return (TSR).

There were no significant changes made to the remuneration structure during 2016 and all awards were made in line with the policy approved by shareholders at the 2014 AGM.

CFO TRANSITION

As previously announced, Simon Henry stands down as CFO on March 9, 2017, and details of his termination payments are summarised on page 87.

REMCO determined the remuneration arrangements for Jessica Uhl who is appointed an Executive Director and CFO with effect from March 9, 2017. These arrangements are set out on page 88.

LOOKING AHEAD

We were grateful for all your constructive feedback in 2016 and glad to have taken it on board in our final proposals. We were also pleased that the vast majority of you indicated your support of Shell’s philosophy and policy on remuneration. With your continued input, we will review Shell’s remuneration policy regularly to ensure it continues to reinforce Shell’s long-term strategy and remains closely aligned with your interests.

83        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

The start of 2017 has been characterised by finalising the proposed Directors’ Remuneration Policy which is subject to shareholder approval at the 2017 AGM and implementing certain elements within the boundaries of the existing Directors’ Remuneration Policy. We will then move into a phase of monitoring its performance. We want to see evidence that, through the measures I have outlined, we have a pay structure that rewards performance in line with delivery of the strategy.

THIS REPORT

This Directors’ Remuneration Report for 2016 has been prepared in accordance with relevant UK corporate governance and legal requirements, in particular Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). The Board has approved this report.

This report consists of two further sections:

■  the Annual Report on Remuneration (describing 2016 remuneration as well as implementation of the proposed Directors’ Remuneration Policy in 2017) which will be subject to an advisory vote at the 2017 AGM; and

■  the proposed Directors’ Remuneration Policy which will be subject to a binding vote at the 2017 AGM.

Gerard Kleisterlee

Chair of REMCO

March 8, 2017

84        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

ANNUAL REPORT ON REMUNERATION

The Annual Report on Remuneration sets out:

■	REMCO and its responsibilities and activities;
■

a summary of our policy (as approved by shareholders at the 2014 AGM) in place in 2016, alongside a summary of the planned implementation of the proposed policy in 2017 which, subject to shareholder approval at the 2017 AGM, will take effect from May 23, 2017, and will be effective until the 2020 AGM, unless a further policy is proposed by the Company and approved by shareholders in the meantime;

■	the statement of implementation of the planned policy in 2017; and
■	Directors’ remuneration for 2016.

The base currency in this Annual Report on Remuneration is the euro, as this is the currency of the base salary of the Executive Directors. Where amounts are shown in other currencies, an average exchange rate for the relevant year is used, unless a specific date is stated, in which case the average exchange rate for the specific date is used.

REMUNERATION COMMITTEE

The following Directors were members of REMCO during 2016:

■	Gerard Kleisterlee (Chair of REMCO);
■	Patricia A. Woertz; and
■	Gerrit Zalm.

Their biographies are given on pages 61-62; REMCO meeting attendance is given on page 69.

REMCO’s key responsibilities in respect of Executive Directors include:

■	setting the remuneration policy;
■	agreeing performance frameworks, setting targets and reviewing performance;
■	determining actual remuneration and benefits; and
■	determining contractual terms.

In addition, REMCO has the responsibility for the Chair of the Board’s remuneration and for recommending and monitoring the level and structure of remuneration for Senior Management.

REMCO operates within its terms of reference, which are regularly reviewed. They were last updated on January 28, 2015, and are available at www.shell.com.

Advice from within Shell on various subjects, including the Executive Directors’ annual bonus scorecard architecture and the remuneration of Senior Management, was provided by:

■	Ben van Beurden, CEO;
■	Ronan Cassidy, Chief Human Resources & Corporate Officer and Secretary to REMCO; and
■	Stephanie Boyde, Executive Vice President Remuneration, Benefits & Services.

The Chair of the Board and the CEO were consulted on remuneration proposals affecting the CFO.

REMCO requested TSR data against a number of indices and comparator groups from Kepler. The fees were £14,800 and Kepler did not provide any other advice.

During 2016, REMCO met seven times and its activities included:

■	approving the 2015 Directors’ Remuneration Report;
■	reviewing the Directors’ Remuneration Policy and alignment with strategy;
■	consulting with major shareholders;
■	setting annual bonus performance measures and targets;
■	deciding on base salaries for the CEO and the CFO;
■	determining the 2015 annual bonus outcomes;
■	determining vesting of the 2013 LTIP award for the CEO and LTIP and Deferred Bonus Plan (DBP) awards for the CFO; and
■	tracking external developments and assessing their impact on Shell’s remuneration policy.

85        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

REMUNERATION POLICY AND PRACTICE AT A GLANCE

Summary of the policy approved by shareholders at the 2014 AGM (effective January 1, 2015). This policy is set out in full on pages 98-105 of the 2015 Royal Dutch Shell plc Annual Report and Form 20-F.

	Implementation of the policy approved by shareholders at the 2014 AGM in 2016.	Planned implementation of the proposed policy (which is subject to shareholder approval at the 2017 AGM) in 2017 [A]. This policy is set out on pages 96-103.
Base salary and pensionable salary

■ Reviewed annually after considering a range of factors including market positioning, tenure and experience, planned increases for other employees, Shell’s performance and individual performance. Maximum: €2,000,000.

■ CEO base salary and pensionable salary: €1,460,000 (+2.1%). ■ CFO base salary: €1,040,000 (+1.0%); pensionable salary: £780,000 (+2.0%).

■ CEO base salary and pensionable salary: €1,490,000 (+2.1%).

■ CFO (Simon Henry) base salary: €1,040,000 (unchanged); pensionable salary: £780,000 (unchanged).

■ CFO (Jessica Uhl) base salary: €980,000.

Benefits

■ Typically include car allowance, transport between home and office, medical insurance. Mobility policies and tax equalisation related to expatriate employment before Board appointment or to offset double taxation may also apply.

	■ CEO and CFO received standard benefits.	■ No change in standard benefits.

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

■ Scorecard measures: cash flow from operating activities (30%); operational excellence (50%); and sustainable development (20%).

■ Scorecard mathematical outcome: 1.11.

Individual performance multiplier: 1.0.

■ Bonus paid in respect of 2016: CEO 164% of base salary, CFO 130% of base salary. This represents around 109% of their respective target bonuses.

■ Same bonus opportunities as in 2016.

■ In order to align with the refreshed strategy, measures under operational excellence have been rebalanced and are equally weighted. Sustainable development now includes GHG metrics.

■ 50% is delivered in cash and 50% is delivered in shares. Shares are subject to a three-year holding period which applies beyond an Executive Director’s tenure.

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

■ Performance measures: TSR (30%), EPS (30%), ROACE (20%) and cash flow from operating activities (20%).

■ Award as a % of base salary: CEO 340%; CFO 270%.

■ Vesting of 2014 award: 84% of target (42% of maximum). The performance measures of the 2014 award were the same as those applying to the 2016 award.

■ Same award opportunities as in 2016.

■ FCF replaces EPS, and the weighting of the four measures has been set at 25% each.

■ Vested LTIP shares are subject to a three-year holding period post-vesting which applies beyond an Executive Director’s tenure.

Pension
■ Retirement benefits maintained in base country pension arrangements. ■ CEO: Dutch defined benefit and net pay defined contribution pension plans. ■ CFO: UK defined benefit pension plans.

■ CEO: maximum pensionable salary for future defined benefit accruals of €91,269. Net pay defined contribution pension plan: employer contribution: 24% of salary in excess of €91,269.

■ CFO: no change to the pension plans.

■ No changes to the pension plans in which the CEO and CFO (Simon Henry) participate. ■ CFO (Jessica Uhl): continued membership of the Shell US retirement benefit arrangements.

Shareholding
■ Requirement as a % of base salary: CEO: 700%; CFO: 400%.	■ Actual holding at year end: CEO: 213% of base salary; CFO: 1,090% of base salary.	■ No change in shareholding requirements.
■ Expected to be reached through retention of vested shares within five years of appointment and maintained for the full period of appointment.

[A] See CFO transition arrangements on page 88 for further details of the remuneration terms for Jessica Uhl, who is appointed an Executive Director and CFO with effect from March 9, 2017.

86        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

STATEMENT OF 2017 PLANNED POLICY IMPLEMENTATION

The proposed Directors’ Remuneration Policy as outlined on pages 96-103 will, subject to shareholder approval at the 2017 AGM, take effect from May 23, 2017, and will be effective until the 2020 AGM, unless a further policy is proposed by the Company and approved by shareholders in the meantime. The existing Directors’ Remuneration Policy is similar and this section generally describes elements that apply for 2017 and/or have changed within the boundaries of the current policy.

COMPARATOR GROUP

The 2017 benchmarking comparator group consists of the other oil majors as well as a selection of major Europe-based companies. The European comparator group has been updated to ensure the companies included remain comparable to Shell in size and complexity, and to exclude industries where the pay structure is driven by regulatory requirements, such as banking. Daimler and Nestle have been added, while Anglo American, BG Group, Philips, SABMiller, and banks (Barclays, Deutsche Bank and HSBC), have been removed.

2017 EUROPEAN COMPARATOR GROUP
Allianz	Daimler	Rio Tinto
AstraZeneca	Diageo	Roche
BAT	GlaxoSmithKline	Siemens
Bayer	Nestle	Unilever
BHP Billiton	Novartis	Vodafone

EXECUTIVE DIRECTORS

Salaries

Effective from January 1, 2017, the base salary and pensionable base salary were set at €1,490,000 (+2.1%) for Ben van Beurden, CEO. The base salary set for Simon Henry, CFO, was unchanged at €1,040,000 and his pensionable base salary remains at £780,000.

When determining base salaries, REMCO considered: the external market positioning of the Executive Directors’ compensation packages; Senior Management salaries; the planned average increases for 2017 for other employees across three major countries (the Netherlands, the UK and the USA); the impact of the increase on other elements of the package; the current economic conditions and Shell’s own performance; and the conservative positioning of the CEO’s base salary on appointment (his 2017 salary remains below that of his predecessor on appointment in 2009).

Annual bonus

The 2017 performance measures will remain aligned with a number of our performance indicators set out on pages 20-21 and comprise cash flow from operating activities, operational excellence and sustainable development measures. In order to align with the refreshed strategy, measures under operational excellence have been rebalanced and are equally weighted and sustainable development now includes GHG metrics. Synergies were included as a one-off measure in 2016 and will not be included in the 2017 scorecard.

Annual bonus scorecard targets are not disclosed prospectively because to do so in a meaningful manner would require the disclosure of commercially sensitive information. As in previous years, scorecard targets will be disclosed in a subsequent Directors’ Remuneration Report when they are no longer deemed to be commercially sensitive. Disclosure of detailed personal targets is inappropriate as these are deemed commercially sensitive. However, the basis for the determination of the individual multiplier will be disclosed.

50% of the annual bonus awarded for the 2017 performance year will, subject to shareholder approval of the proposed Directors’ Remuneration Policy at the 2017 AGM, be delivered in shares and subject to a three-year holding period which remains in force beyond an Executive Director’s tenure.

Long-term Incentive Plan

On February 3, 2017, a conditional award of performance shares under the LTIP was made to the CEO. The award had a face value of 340% of the base salary, resulting in 198,900 Royal Dutch Shell plc A shares (A shares) being awarded conditionally to Ben van Beurden.

For LTIP awards made in 2017, performance is assessed over a three-year period based on four financial measures. FCF (25%) is based on absolute performance and relative performance is compared with the other oil majors on the following measures:

■	TSR, calculated in dollars using a 90-day averaging period around the start and end of the performance period (25%);
■

ROACE growth (25%). For this purpose, in order to facilitate the comparison, the calculation of ROACE differs from that described in “Performance indicators” on page 21 as there is no adjustment for after-tax interest expense; and

■	Cash flow from operating activities growth (25%).

The vesting schedule for the relative measures is unchanged from 2016. The target for FCF, along with the ranges for threshold and outstanding performance, will be set by reference to Shell’s operating plan, being the aggregate of our plan FCF targets over the three-year performance period. As a result, targets will only be disclosed retrospectively after the three-year period. Updates will be provided in each Annual Report on Remuneration. 20% of the maximum available under this measure will be payable for threshold performance rising to full vesting of that measure for outstanding performance. A straight-line vesting schedule will apply for performance between threshold and outstanding.

Vested LTIP shares are subject to a three-year holding period which remains in force beyond an Executive Director’s tenure.

CFO transition arrangements

Simon Henry stands down from the Board and his role as CFO with effect from March 9, 2017. In accordance with Shell’s policy for employees who work outside their base country, he will repatriate to his base country, which is the UK, and will become an employee of Shell International Limited with effect from April 1, 2017. He remains available to the incoming CFO and to the Board to assist with the transition and will leave employment with Shell on June 30, 2017. The end of employment arrangements set out below are in accordance with the policy approved by shareholders at the 2014 AGM:

■

Payment for loss of office: a gross payment of €2,288,000, equivalent to one times annual pay (base salary plus target bonus). The payment will be phased in six equal monthly instalments, and outstanding payments will be reduced by 50% if Simon Henry resumes an equivalent full-time executive role in that period.

■

Annual bonus: an annual bonus in relation to performance year 2016 is disclosed on page 90. 50% of this bonus was deferred into the Deferred Bonus Plan (DBP). The annual bonus in relation to performance year 2017 will be determined by REMCO and will be prorated for all service in 2017. In accordance with the proposed policy (which is subject to shareholder approval at the 2017 AGM), 50% of the bonus will be delivered in cash and 50% will be delivered in shares; and the shares will be subject to a three-year holding period which remains in force after Simon Henry leaves the employment of Shell International Limited.

■	LTIP and DBP:
■	No 2017 LTIP award will be made.
■	Outstanding LTIP awards will not vest early and will be prorated for service.
■	Outstanding DBP awards will not vest early and are not prorated. The applicable holding periods remain in force post-leaving employment.
■	The conditional LTIP awards and outstanding DBP awards described above are subject to adjustment events (malus and clawback) and these provisions remain in force.
■	Pension: accrued pension benefits for 2017 will be reported in the 2017 Director’s Remuneration Report.
■	Benefits: standard Shell provisions apply in respect of tax return assistance and relocation support (such as movement of household goods, transportation and temporary accommodation).

87        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

Jessica Uhl is appointed an Executive Director and CFO with effect from March 9, 2017. Her remuneration for 2017 will be reported in the 2017 Directors’ Remuneration Report, as appropriate. The remuneration policies for the CFO role remain unchanged and key elements are summarised below:

■	Annual base salary: €980,000.
■	2017 target bonus: 120% of base salary. For performance year 2017, the bonus will be prorated for service as CFO.
■	Conditional LTIP award: 270% of base salary.
■	Shareholding guideline: 400% of base salary.
■

Pension: continued membership of the Shell US retirement benefit arrangements, which include the Shell Pension Plan, a defined benefit plan, and the Shell Provident Fund, a defined contribution plan. REMCO has determined that, exceptionally under US arrangements, no element of bonus will be included in determining pensionable compensation. As for all other pre-2013 members of the Shell Pension Plan, Jessica Uhl has an annual choice of two accrual options with different forms of benefits, one in the form of a lifetime pension annuity and the other normally in the form of a lump sum.

Prior to her appointment as CFO, Jessica Uhl was on expatriate terms and conditions in the Netherlands and her employment arrangements were governed by Shell’s mobility policies, which include tax equalisation. These terms and conditions cease upon her appointment as CFO with effect from March 9, 2017.  However, as a consequence of her expatriate assignment, any tax liability arising in respect of prior assignment income, pension benefits or future vesting of past share plan awards will be settled by Shell in accordance with Shell’s mobility policies and appropriate disclosures will be made in future Directors’ Remuneration Reports.

Adjustment (malus) and recovery (clawback)

Bonus, DBP and LTIP are subject to adjustment (malus) and recovery (clawback) provisions, which may apply in case of direct responsibility or supervisory accountability.

REMCO may adjust an award, for example by lapsing part or all of it, reducing the number of shares which would otherwise vest, by imposing additional conditions on it, or imposing a new holding period. Award adjustments may be made as a result of: Shell restating the relevant year(s)’ financial statements due to material non-compliance with any financial reporting requirement; an individual’s misconduct or misconduct through the individual’s direction or non-direction, which influenced the metrics and outcomes used in determining the individual’s annual bonus or LTIP outcome; any material breach of health and safety or environment regulations; serious reputational damage to Shell; material failure of risk management; and other exceptional events at the discretion of REMCO.

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

NON-EXECUTIVE DIRECTORS’ FEES

The Chair’s fee is determined by REMCO and the annual fee for Charles O. Holliday was set at €850,000 upon appointment in 2015. REMCO reviewed the Chair’s fee in 2016 and determined that it would remain unchanged for 2017.

A Non-executive Director receives a basic fee, and there are additional fees for the Senior Independent Director, a Board committee chair or a Board committee membership for each committee. Non-executive Directors receive an additional fee of €5,000 for any Board meeting involving intercontinental travel, except for one meeting a year held in a location other than The Hague. Business expenses (including transport between home and office and occasional business-required spouse travel) and associated tax are paid or reimbursed by Shell. The Chair has use of Shell-provided accommodation in The Hague.

The Board reviews Non-executive Directors’ fees periodically to ensure that they are aligned with those of other major listed companies. A review was carried out in 2016, which resulted in an increase in the basic fee from €130,000 to €135,000, an increase in the Audit Committee Chair fee from €55,000 to €60,000, and an increase in the Remuneration Committee Chair fee from €35,000 to €40,000, effective January 1, 2017.

Annual fees for 2017 are indicated in the “Non-executive Directors’ fees 2017” table.

Non-executive Directors’ fees 2017
	€	Other fees
Chair of the Board	850,000	Non-executive
Non-executive Director	135,000	Directors receive
Senior Independent Director	55,000	an additional fee
Audit Committee		of €5,000 for any
Chair [A]	60,000	Board meeting
Member	25,000	involving
Corporate and Social Responsibility Committee		intercontinental
Chair [A]	35,000	travel – except
Member	17,250	for one meeting
Nomination and Succession Committee		a year held in a
Chair [A]	25,000	location other than
Member	12,000	The Hague
Remuneration Committee
Chair [A]	40,000
Member	17,250

[A] The chair of a committee does not receive an additional fee for membership of that committee.

88        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

DIRECTORS’ REMUNERATION FOR 2016

NON-EXECUTIVE DIRECTORS’ REMUNERATION FOR 2016

Single total figure of remuneration for Non-executive Directors (audited)	€ thousand
	Fees		Taxable benefits[A]		Total
	2016	2015	2016	2015	2016	2015
Guy Elliott	167	197	—	—	167	197
Euleen Goh	225	190	—	—	225	190
Charles O. Holliday [B]	850	616	77	121	927	737
Gerard Kleisterlee	190	190	—	—	190	190
Sir Nigel Sheinwald	147	147	—	1	147	148
Linda G. Stuntz	197	190	—	—	197	190
Hans Wijers	232	219	—	—	232	219
Patricia A. Woertz	195	183	—	19	195	202
Gerrit Zalm	147	165	—	—	147	165

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

[B] Including the use of an apartment (2016: €70,157; 2015: €93,467).

EXECUTIVE DIRECTORS’ REMUNERATION FOR 2016

Single total figure of remuneration for Executive Directors (audited)	€ thousand
	Ben van Beurden		Simon Henry
	2016	2015	2016	2015
Salaries	1,460	1,430	1,040	1,030
Taxable benefits	22	42	24	24
Total fixed remuneration	1,482	1,472	1,064	1,054
Annual bonus [A]	2,400	3,500	1,350	2,050
LTIP and DBP [B]	4,381	163	2,644	427
Total variable remuneration	6,781	3,663	3,994	2,477
Total direct remuneration	8,263	5,135	5,058	3,531
Pension [C]	330	441	524	428
Tax equalisation [D]	—	—	374	408
Total remuneration including pension and tax equalisation	8,593	5,576	5,956	4,367
in dollars	9,515	6,190	6,595	4,848
in sterling	7,046	4,049	4,884	3,171

[A] The full value of the bonus, comprising both the non-deferred and deferred value. For 2016, 50% is deferred into the DBP. For 2016, the market price of A and B shares on February 3, 2017 (€25.47 and £22.85 respectively), was used to determine the number of deferred bonus shares, resulting in 47,114 A shares for Ben van Beurden and 25,339 B shares for Simon Henry.

[B] Remuneration for performance periods of more than one year, comprising the value of released LTIP awards and DBP performance matching shares. The amounts reported for 2016 relate to the 2014 awards, which vested on March 1, 2017, at the market price of €24.78 and £22.28 for A and B shares respectively. The value in respect of the LTIP and DBP is calculated as the product of: the number of shares of the original award in the case of the LTIP plus accrued dividend shares; the vesting percentage; and the closing market price of A or B shares at the vesting date. The market price of B shares is converted into euros using the exchange rate on the respective date. The original deferred bonus share awards, which are those represented by the deferred bonus and dividend shares accrued on these shares, are not considered as long-term remuneration, as they relate to the short-term annual bonus value.

[C] The accrual for the period (net of inflation) multiplied by 20 in accordance with UK reporting regulations.

[D] As Simon Henry spent over 10 years in the Netherlands, tax relief on employee and employer contributions to the Shell Overseas Contributory Pension Fund under the terms of the UK/Netherlands double tax agreement ceased on May 1, 2014. Tax equalisation of the pension contributions for Simon Henry has applied since then.

NOTES TO THE SINGLE TOTAL FIGURE OF REMUNERATION FOR EXECUTIVE DIRECTORS TABLE (AUDITED)

Salaries

As disclosed in the 2015 Directors’ Remuneration Report, REMCO set Ben van Beurden’s base salary and pensionable salary for 2016 at €1,460,000 (+2.1%) and Simon Henry’s base salary at €1,040,000 (+1.0%) and pensionable salary at £780,000 (+2.0%), effective from January 1, 2016.

Taxable benefits

Executive Directors received car allowances or lease cars, transport between home and office, occasional business-required spouse travel, as well as employer contributions to life and medical insurance plans.

Annual bonus

The scorecard contains independent business measures grouped in three sections: financial, operational excellence and sustainable development. At the beginning of the year, REMCO sets a target range and weighting for each scorecard measure. The actual outcome for each measure results in a score of between zero and two, with a score of one representing “on target”. These scores are multiplied by the respective weighting of each measure and aggregated, resulting in a mathematical scorecard outcome of between zero and two. REMCO may then make an adjustment to the overall scorecard outcome in view of the wider business performance for the year.

An Executive Director’s individual performance is also taken into account in determining their annual bonus through the application of a multiplier between zero and 1.2. Individual performance is assessed against personal targets. Retrospective disclosure of detailed personal targets is inappropriate as these are deemed to be commercially sensitive.

50% of the annual bonus is deferred into shares, which are to be retained for three years.

89        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

Determination of the 2016 annual bonus

The mathematical scorecard outcome for 2016 was 1.11 and REMCO approved this outcome without exercising discretion. REMCO noted that the outcome was positively impacted by strong performance on operational excellence measures, with the exception of refinery and chemical plant availability due to increased planned and unplanned maintenance, as well as the accelerated delivery of synergies. Sustainable development was on target with our process safety performance in particular making a step-change improvement. However, these scores were offset by the impact of low oil and gas prices and weaker refining margins on cash flow from operating activities, which was below threshold.

The CEO delivered strongly on a range of fronts. He provided hands-on leadership in the delivery and integration of BG and led the reshaping of Shell, during a transformative year, towards the goal of being world-class investment. A clear strategy was put in place which will help Shell to move to a more focused and resilient company. This strategy included the creation of a New Energies business in order to position Shell as a key player in the world’s energy future.

The CFO made a strong personal contribution to closing the BG deal and led the exceptionally successful integration. The synergy opportunities and deal value drivers from BG were well identified and are delivering. Good progress was also made in reducing capital investment and operating expenses, which required some tough decisions. Some successful divestments against a tough industry backdrop were also delivered.

REMCO was satisfied with the delivery of individual performance targets and determined no discretionary performance adjustment for the CEO and CFO. The CEO and CFO received an on-target individual performance factor of 1.0.

The final, rounded, 2016 bonus outcomes for the Executive Directors were: €2,400,000 or 164% of base salary for the CEO and €1,350,000 or 130% of base salary for the CFO. Half of the bonus is deferred into shares under the DBP. The table below summarises the 2016 annual bonus scorecard measures including their weightings, targets and outcomes. Charts illustrating the calculation of the final 2016 bonus payable to the CEO and CFO are also provided.

2016 annual bonus outcome (audited)
Measures	Weight (% of scorecard)	Threshold	Target set	Outstanding	Result achieved	Score (0-2)
Cash flow from operating activities ($ billion) [A]	20%	23.0	29.0	35.0	21.3	0.00
Synergies ($ billion)	10%	1.2	1.4	1.6	2.8	2.00
Operational excellence	50%					1.44
Project delivery: identified projects on time and budget (%)	20%	60%	80%	100%	94%	1.70
Production (kboe/d)	12%	3,437	3,543	3,649	3,668	2.00
LNG liquefaction volumes (mtpa)	6%	29.6	30.5	31.4	30.9	1.42
Refinery and chemical plant availability (%)	12%	89.4	91.4	93.4	90.3	0.44
Sustainable development	20%					0.98
Total recordable case frequency (injuries/million hours)	5%	1.20	0.96	0.72	1.00	0.83
Operational Tier 1 process safety events (number)	5%	68	54	40	39	2.00
Volume of operational spills (thousand tonnes)	4%	0.9	0.7	0.5	0.7	1.00
Refining Energy Intensity Index (EII™) (indexed to 2002)	4%	96.8	92.2	87.6	95.4	0.31
Fresh water intensity (cubic metres per tonne of production) oil sands	2%	2.80	2.25	1.70	2.74	0.11
	100%
Mathematical scorecard outcome						1.11

[A] Excluding tax on divestments.

2016 bonus outcome calculation

BEN VAN BEURDEN

Target bonus: €1,460,000 (base salary) x 150% = €2,190,000 × 2016 scorecard result = 1.11 × Individual performance factor = 1.0 = **€2,400,000** [A] (164% of base salary)

SIMON HENRY

Target bonus: €1,040,000 (base salary) x 120% = €1,248,000 × 2016 scorecard result = 1.11 × Individual performance factor = 1.0 = **€1,350,000** [A] (130% of base salary)

[A] Rounded downwards to the nearest €50,000.

90        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

Long-term Incentive Plan vesting

In 2014, Ben van Beurden and Simon Henry were each granted a conditional award of performance shares under the LTIP. For Ben van Beurden, this award was based on 300% of his base salary, with a maximum vesting of 600%. For Simon Henry, this award was based on 240% of his base salary, with a maximum vesting of 480%.

The LTIP vesting outcome at the end of the performance period (January 1, 2014, to December 31, 2016) is illustrated in the following LTIP vesting outcome table. REMCO also considered the underlying financial performance of Shell and decided to vest 84% of shares under the LTIP, using no discretion, resulting in 170,321 A shares for Ben van Beurden and 92,523 B shares for Simon Henry. At vesting, these shares (including accrued dividend shares) had a value of €4,220,554 and €2,419,143 respectively. These vested shares from the LTIP are subject to a further two-year holding period.

Deferred Bonus Plan vesting

In 2014, Ben van Beurden and Simon Henry were each granted performance matching shares under the DBP. The performance period was January 1, 2014, to December 31, 2016. Given that the performance condition of the DBP is the same as for the 2014 LTIP, REMCO decided to vest 84% of the performance matching shares under the DBP, resulting in 6,469 A shares for Ben van Beurden and 8,588 B shares for Simon Henry. At vesting, these shares (including accrued dividend shares) had a value of €160,302 and €224,545 respectively. DBP awards no longer attract matching shares with effect from 2015.

Pension

The CEO’s pension arrangements comprise a defined benefit plan with a maximum pensionable salary of €91,269, and a net pay defined contribution pension plan with an employer contribution of 24% of salary in excess of €91,269, with the option to take cash as an alternative to pension contributions (in either case subject to income tax). The CEO has elected to take his benefit in the form of contributions throughout 2016.

The CFO’s pension is in the form of defined benefit plans. See further details on pension arrangements on page 94.

91        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

Scheme interests awarded to Executive Directors in 2016 (audited)					€
					Potential amount vesting
Scheme interest type	Type of interest awarded	End of performance period	Target award[A]	Minimum performance (% of shares awarded)[B]	Maximum performance (% of shares of the target award [A][C])
LTIP	Performance shares	December 31, 2018	Ben van Beurden: 236,302 A shares, equivalent to 3.4 x base salary or €4,964,000. Simon Henry: 141,465 B shares, equivalent to 2.7 x base salary or €2,808,000.	0%	Maximum number of shares vesting is 200% of the number of shares awarded, equivalent to €9,928,000 for Ben van Beurden and €5,616,000 for Simon Henry.

[A] Having considered the volatility of the A and B share prices during 2015, REMCO determined to use averages of the closing market prices over the three months leading up to the award date to determine the number of shares. This method was used instead of the standard approach of using the closing prices on the award date. Therefore, 2016 LTIP awards were based on three-month average market closing prices from November 5, 2015, to February 5, 2016, for A and B shares of €21.01 and £15.29 respectively.

[B] Minimum performance relates to the lowest level of achievement, for which no reward is given.

[C] The equivalent values exclude share price movements and accrued dividend shares.

The measures and weightings applying to LTIP awards made in 2016 were: TSR (30%); diluted EPS growth on a current cost of supplies basis (30%); ROACE growth (20%) and cash flow from operating activities growth (20%).

The LTIP will vest on the basis of the relative performance rankings as indicated in the table below.

Relative performance rankings
Shell’s rank against peers on each of the four performance measures	Number of conditional performance shares ultimately awarded, taking into account the weightings of the four performance measures
1st	200% of initial LTIP award
2nd	150% of initial LTIP award
3rd	80% of initial LTIP award
4th or 5th	Nil

If the TSR ranking is fourth or fifth, the level of the award that can vest on the basis of the three other measures will be capped at 50% of the maximum.

To deliver the shares under the LTIP, market-purchased shares are used rather than the issuing of new shares.

STATEMENT OF DIRECTORS’ SHAREHOLDING AND SHARE INTERESTS (AUDITED)

SHAREHOLDING GUIDELINES

REMCO believes that Executive Directors should align their interests with those of shareholders by holding shares in the Company. The CEO is expected to build a shareholding with a value of 700% of base salary, and other Executive Directors 400% of base salary. Only unfettered shares count. The bonus deferred into shares under the DBP (net of tax) and the vested LTIP shares (subject to holding requirements) count towards the guidelines. Ben van Beurden has not yet met the required shareholding level. Simon Henry has done so. Non-executive Directors (NEDs) are encouraged to hold shares with a value equivalent to 100% of their fixed annual fee and maintain that holding during their tenure.

Executive Directors’ shareholding (audited)
	Shareholding guideline (% of base salary)	Value of shares counting towards guideline (% of base salary at December 31, 2016)[A]
Ben van Beurden	700%	213%
Simon Henry	400%	1,090%

[A] Representing the value of share interests and the estimated after-tax value of DBP shares (not subject to performance conditions).

DIRECTORS’ SHARE INTERESTS

The interests (in shares of the Company or calculated equivalents) of the Directors in office during 2016, including any interests of their connected persons, are set out in the table below.

Directors’ share interests [A] (audited)
	January 1, 2016			December 31, 2016
	A shares	B shares		A shares	B shares
Ben van Beurden	28,062	—		33,703	—
Guy Elliott	—	5,777		—	5,825
Euleen Goh	—	5,000		—	12,895
Simon Henry	54,368	306,844		54,368	305,959
Charles O. Holliday	—	50,000	[B]	—	50,000	[B]
Gerard Kleisterlee	5,254	—		5,254	—
Sir Nigel Sheinwald	—	1,000		—	1,124
Linda G. Stuntz	—	12,400	[C]	—	12,400	[C]
Hans Wijers	5,251	—		5,251	—
Patricia A. Woertz	—	6,000	[D]	—	6,000	[D]
Gerrit Zalm	2,026	—		2,026	—

[A] Includes vested LTIP awards subject to holding conditions. Excludes unvested interests in shares awarded under the LTIP and DBP.

[B] Held as 25,000 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.

[C] Held as 6,200 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.

[D] Held as 3,000 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.

The only changes in Directors’ share interests during the period from December 31, 2016, to March 8, 2017, were that Simon Henry sold 50,000 B shares on February 15, 2017, and Ben van Beurden’s interests increased by 96,735 A shares and Simon Henry’s by 58,148 B shares resulting from the release of the 2014 LTIP and DBP awards, which vested on March 1, 2017.

At March 8, 2017, the Directors and Senior Management (pages 61-63) of the Company beneficially owned, individually and in aggregate (including shares under option), less than 1% of the total shares of each class of the Company shares outstanding.

92        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

DIRECTORS’ SCHEME INTERESTS

The table below shows the aggregate position for Directors’ interests under share schemes at December 31. These are A shares for Ben van Beurden and B shares for Simon Henry. During the period from December 31, 2016, to March 8, 2017, scheme interests have changed as a result of the vesting of the 2014 LTIP and DBP awards on March 1, 2017, and the 2017 LTIP and DBP awards made on February 3, 2017, as described on pages 91, 87 and 89 respectively.

Directors’ scheme interests (audited)
	Share plan interests[A]
	LTIP subject to performance conditions [B]		DBP not subject to performance conditions [C]		DBP subject to performance conditions [D]		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Ben van Beurden	662,359	425,817	179,621	79,839	7,564	7,025	849,544	512,681
Simon Henry	374,671	315,122	114,390	89,291	10,052	26,420	499,113	430,833

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

[D] The target number of performance matching shares, which corresponds to the original DBP award. In accordance with the operation of the DBP until 2014, half of the shares from the bonus deferral are matchable with performance matching shares. The actual number of performance matching shares will be determined at vesting on the same basis as the LTIP vesting. DBP no longer attract matching shares with effect from 2015 awards.

DILUTION

In any 10-year period, no more than 5% of the issued ordinary share capital of the Company may be issued or issuable under executive (discretionary) share plans adopted by the Company. To date, no shareholder dilution has resulted from these plans, although it is permitted under the rules of the plans subject to these limits.

PAYMENTS TO PAST DIRECTORS (AUDITED)

On March 1, 2017, Peter Voser’s 2014 DBP award vested at 84%. The value at vesting of the performance matching DBP shares was €452,210.

Payments below €5,000 are not reported as they are considered de minimis.

TSR PERFORMANCE AND CEO PAY

PERFORMANCE GRAPHS

The graphs below compare the TSR performance of the Company over the past eight financial years with that of the companies comprising the Euronext 100 and the FTSE 100 share indices. The Board regards these indices as appropriate broad market equity indices for comparison, as they are the leading market indices in the Company’s home markets.

93        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

CEO PAY OUTCOMES

The following table sets out the single total figure of remuneration, and the annual bonus payout and long-term incentive (LTI) vesting rates compared with the respective maximum opportunity, for the CEO for the last eight years.

CEO pay outcomes
Year	CEO	Single total figure of remuneration (€000)	Annual bonus payout against maximum opportunity	LTI vesting rates against maximum opportunity
2016	Ben van Beurden	8,593	66%	42%
2015	Ben van Beurden	5,576	98%	8%
2014	Ben van Beurden	24,198	94%	49%
2013	Peter Voser	8,456	44%	30%
2012	Peter Voser	18,246	83%	88%
2011	Peter Voser	9,941	90%	30%
2010	Peter Voser	10,611	100%	75%
2009	Peter Voser	6,228	50%	0%
2009	Jeroen van der Veer	3,748	66%	0%

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

CHANGE IN REMUNERATION OF CEO AND EMPLOYEES FROM 2015 TO 2016

The CEO data compares the remuneration of Ben van Beurden for 2016 with 2015. The comparator group consists of local employees in the Netherlands, the UK and the USA. This is considered to be a suitable employee comparator group, because: these are countries with a significant Shell employee base; a large proportion of senior managers come from these countries; and REMCO considers remuneration levels in these countries when setting base salaries for Executive Directors.

Taxable benefits are those that align with the definition of taxable benefits applying in the respective country. In line with the “Single total figure of remuneration for Executive Directors” table, the annual bonus is included in the year in which it was earned.

Change in remuneration of CEO and employees
	CEO	Employees
Salaries	2.1%	1.8%
Taxable benefits	-46.4%	3.2%
Annual bonus	-31.4%	-7.1%

RELATIVE IMPORTANCE OF SPEND ON PAY

Distributions to shareholders by way of dividends and share buybacks and remuneration paid to or receivable by employees for the last five years are set out below, together with annual percentage changes.

Relative importance of spend on pay
	Dividends and share buybacks[A]		Spend on pay (all employees)[B]
Year	$ billion	Annual change	$ billion	Annual change
2016	15.0	25%	15.7	-8%
2015	12.0	-18%	17.1	5%
2014	14.6	-14%	16.4	0%
2013	17.1	35%	16.4	9%
2012	12.7	9%	15.1	3%

[A] Dividends paid, which includes the dividends settled in shares via our Scrip Dividend Programme, and repurchases of shares as reported in the “Consolidated Statement of Changes in Equity”.

[B] Employee costs, excluding redundancy costs, as reported in Note 27 to the “Consolidated Financial Statements”.

Spend on pay can be compared with the major costs associated with generating income by referring to the “Consolidated Statement of Income”. Over the last five years, the average spend on pay was 5% of the major costs of generating income. These costs are considered to be the sum of: purchases; production and manufacturing expenses; selling, distribution and administrative expenses; research and development; exploration; and depreciation, depletion and amortisation.

TOTAL PENSION ENTITLEMENTS (AUDITED)

During 2016, Ben van Beurden and Simon Henry accrued retirement benefits under defined benefit plans. The pension accrued under these plans at December 31, 2016, is set out below. The exchange rates used for conversion into euros and dollars are at December 31, 2016.

Accrued pension (audited)	Thousand
	Local	€	$
Ben van Beurden	€1,174	€1,174	$1,235
Simon Henry	£496	€579	$609

The ages at which Ben van Beurden and Simon Henry can receive any pension benefit without actuarial reduction are 67 and 60 respectively. Any pension benefits on early retirement are reduced using actuarial factors to reflect early payment. No payments were made in 2016 regarding early retirement or in lieu of retirement benefits.

BEN VAN BEURDEN

Ben van Beurden is a member of the “Stichting Shell Pensioenfonds”, the pension plan for Shell employees in the Netherlands who joined before July 2013 that provides benefits in defined benefit form. Ben van Beurden is also a member of the Shell net pay defined contribution pension plan in the Netherlands with effect from January 1, 2015.

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

94        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

EXTERNAL APPOINTMENTS

The Board considers external appointments to be valuable in broadening Executive Directors’ knowledge and experience. The number of outside directorships is generally limited to one. Exceptions to this are considered in the final year of employment. The Board must explicitly approve such appointments. Executive Directors are allowed to retain any cash or share-based compensation they receive from such external board directorships.

Simon Henry was appointed a Non-executive Director of (i) Lloyds Banking Group plc with effect from June 2014 and his fee in 2016 was £135,000; and (ii) Rio Tinto plc with effect from July 1, 2017, as announced in February 2017.

STATEMENT OF VOTING AT 2016 AGM

The Company’s 2016 AGM was held on May 24, 2016, in the Netherlands. The results of the polls in respect of Directors’ remuneration were as follows:

Approval of Directors’ Remuneration Report
Votes	Number		Percentage
For	3,469,740,309		85.83%
Against	573,049,761		14.17%
Total cast	4,042,790,070	[A]	100.00%
Withheld [B]	191,483,188

[A] Representing 50.40% of issued share capital.

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

DIRECTORS’ EMPLOYMENT ARRANGEMENTS AND LETTERS OF APPOINTMENT

Executive Directors are employed for an indefinite period. Non-executive Directors, including the Chair, have letters of appointment. Details of Executive Directors’ employment arrangements can be found in the Directors’ Remuneration Policy on pages 102-103. Further details of Non-executive Director terms of appointment can be found in the “Directors’ Report” on page 65 and the “Corporate governance” report on page 68.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

During the year ended December 31, 2016, Shell paid and/or accrued compensation totalling $43 million (2015: $44 million) to Directors and Senior Management for services in all capacities while serving as a Director or member of Senior Management, including $3 million (2015: $4 million) accrued to provide pension, retirement and similar benefits. The amounts stated are those recognised in Shell’s income on an IFRS basis. Personal loans or guarantees were not provided to Directors or Senior Management. See Note 28 to the “Consolidated Financial Statements”.

95        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

DIRECTORS’ REMUNERATION POLICY

This section describes the Directors’ Remuneration Policy (Policy) which, subject to shareholder approval at the 2017 Annual General Meeting (AGM), will take effect from May 23, 2017, and will be effective until the 2020 AGM, unless a further policy is proposed by the Company and approved by shareholders in the meantime.

The Policy has evolved over time, to align with: Shell’s strategy, market practice and shareholders’ views. A consistent and competitive structure, which applies across the workforce, is also a core principle. This consistency allows for a culture of shared purpose and performance.

The Executive Directors’ remuneration structure is made up of a fixed element of basic pay and the majority of the package is tied to two variable elements: the annual bonus (50% delivered in shares) and the Long-term Incentive Plan (LTIP). Variable pay outcomes are conditional on the successful execution of the operating plan in the short term and financial out-performance over the longer term. Furthermore, the award of shares under the bonus and LTIP, along with significant shareholding requirements, is intended to ensure executives build up a sizeable shareholding stake in Royal Dutch Shell plc (the Company) and experience the same outcomes as shareholders.

The main aspects of the Policy, as approved by shareholders at the 2014 AGM, have been maintained. There are no changes to maximum opportunity levels for base salary, annual bonus and LTIP. Certain key updates made within the boundaries of the existing policy approved by shareholders at the 2014 AGM have been implemented with effect from January 1, 2017, including:

■	Alignment with new strategy – updated performance measures for the bonus and LTIP.
■	Long-term horizons – the holding period for LTIP vested shares has been extended to three years and continues to apply after Executive Directors leave employment.
■	Strengthened governance – bonus removed from termination payment policy for Executive Directors appointed on or after January 1, 2017.

Subject to shareholder approval of the Policy at the 2017 AGM, the Deferred Bonus Plan (DBP) will be removed and instead 50% of the annual bonus will be delivered in cash and 50% will be delivered in shares. Shares are subject to a three-year holding period, which continues to apply after Executive Directors leave employment.

Executive Directors

EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE
Element	Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
Base salary and pensionable base salary	Provides a fixed level of earnings to attract and retain Executive Directors.	We have retained a maximum of €2,000,000, for both base salary and pensionable base salary, in the context of current peer group base salary levels.

Base salary and pensionable base salary (where different) are reviewed annually with salary adjustments effective from January 1 each year.

In making salary determinations, the Remuneration Committee (REMCO) will consider:

■ the market positioning of the Executive Directors’ compensation packages;

■ comparison with Senior Management salaries;

■ the employee context, and planned average salary increase for other employees across three major countries – the Netherlands, the UK and the USA;

■ the experience, skills and performance of the Executive Director, or any change in the scope and responsibility of their role;

■ general economic conditions, Shell’s financial performance, and governance trends; and

■ the impact of salary increases on pension benefits and other elements of the package.

For Executive Directors employed outside their base country, euro base salaries are translated into their home currencies for pension plan purposes. Pensionable base salaries are maintained in line with euro base salaries taking into account exchange rate fluctuations and other factors as determined by REMCO.

Benefits	Provides benefits, in line with those applicable to the wider workforce, in order to attract and retain Executive Directors.	The maximum opportunity is the cost to the Company of providing the relevant benefit as specified in Shell’s standard policies. These costs can vary.

Benefits that Executive Directors typically receive include car allowances and transport to and from home and office, risk benefits (for example ill-health, disability or death-in-service), as well as employer contributions to insurance plans (such as medical). Precise benefits will depend on the Executive Director’s specific circumstances such as nationality, country of residence, length of service, and family status. Post-retirement benefits such as healthcare may be applicable under their country-specific policies. Shell’s mobility policies may apply, such as for relocation and tax return preparation support, as may tax equalisation related to expatriate employment prior to Board appointment, or in other limited circumstances to offset double taxation. REMCO may adjust the range and scope of the benefits offered in the context of developments for other employees in relevant countries. Personal loans or guarantees are not provided to Executive Directors.

In relation to the maximum opportunity, and by way of example, maximum relocation and tax equalisation settlement benefits will be the grossed-up cost of meeting the specific Executive Director’s costs incurred as a result of appointment and any associated relocation (in line with Shell’s policy), and will depend on a variety of factors such as length of service, salary increase on appointment and the tax regime in place at the time.

96        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE (CONTINUED)
Element	Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
Annual bonus

Rewards the delivery of short-term operational targets as derived from Shell’s operating plan as well as individual contribution to Shell.

To reinforce alignment with shareholder interests, 50% is delivered in cash and 50% is delivered in shares. Shares are subject to a three-year holding period, which applies beyond an Executive Director’s tenure.

Maximum bonus (as a percentage of base salary):

■  Chief Executive Officer (CEO): 250%

■  Other Executive Directors: 240%

Target levels (as a percentage of base salary):

■  CEO: 150%

■  Other Executive Directors: 120%

■ The bonus is determined by reference to performance from January 1 to December 31 each year.

■ Annual bonus = base salary x target bonus % x scorecard result (0–2); adjusted for individual performance with a 0–1.2 multiplier.

■ Taking the Shell operating plan into consideration, REMCO sets stretching scorecard targets and weightings which support the delivery of the strategy. Measures are related to financial performance, operational excellence and sustainable development. Indicative weightings are 30%, 50% and 20% respectively. This balance ensures that the achievement of short-term financial performance does not undermine future shareholder value creation. Stretching individual targets are also set.

■ Scorecard targets will be disclosed in a subsequent Directors’ Remuneration Report when they are no longer deemed to be commercially sensitive.

■ Individual performance is reflected by adjusting the bonus outcome. Upward adjustment is capped at 20% and subject to the overall maximum bonus cap. The CEO’s maximum bonus is asymmetrically capped at 250%. There is no limit to downward adjustment.

■ There are no prescribed thresholds or minimum levels of performance that equate to a prescribed payment under the Policy and this structure can result in no bonus being awarded.

■ The annual bonus is subject to malus provisions before it is delivered and to clawback provisions thereafter.

■ REMCO retains the ability to adjust performance measure targets and weightings year by year within the overall target and maximum payouts approved in the Policy.

LTIP

Rewards longer-term value creation linked to Shell’s strategy. The measures predominantly focus on financial growth and increases in value compared with the other oil majors.

To reinforce alignment with shareholder interests, shares delivered from vested LTIP awards are subject to a three-year holding period, which applies beyond an Executive Director’s tenure.

Awards may be made up to a value of 400% of base salary. 2017 Award levels: •CEO: 340% •Other Executive Directors: 270% Awards may vest at up to 200% of the shares originally awarded, plus dividends.

■ Award levels are determined annually by REMCO and are set within the maximum approved in the Policy.

■ Awards may vest between 0% and 200% of the initial award level depending on Shell’s performance on either an absolute basis, or on a relative basis against the other oil majors.

■ For 2017, performance is assessed over a three-year period based on absolute free cash flow (FCF), which is the sum of cash flow from operating activities and cash flow from investing activities (25%) and the following relative performance measures: total shareholder return (TSR) (25%), return on average capital employed (ROACE) growth (25%) and cash flow from operating activities growth (25%). Each measure can vest independently, but if the TSR measure does not result in vesting, then the total vesting level will be capped at 50% of the maximum payout.

■ Although it is possible for no LTIP shares to vest, on current measures and weightings, 5% of the maximum LTIP award would vest if there was a threshold vesting outcome in respect of FCF and no vesting on the other measures.

■ Additional shares are released representing the value of dividends payable on the vested shares, as if these had been owned from the award date.

■ Following payment of taxes, delivered shares from LTIP awards must be held for a further three years to align with Shell’s longer-term time horizon and strategy.

■ The LTIP award is subject to malus provisions before it is delivered and to clawback provisions thereafter.

■ REMCO may adjust or change the LTIP measures, targets and weightings to ensure continued alignment with Shell’s strategy.

97        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE (CONTINUED)
Element	Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
Pension	Provides a competitive retirement provision in line with the individual’s base country benefits policy, to attract and retain Executive Directors.

By reference to pensionable base salary, pension accrual and contribution rates and other pensionable elements, as determined by the rules of the base country pension plan of which the Executive Director is a member.

Executive Directors’ retirement benefits are maintained in line with those of the wider workforce in their base country. Only base salary is pensionable, unless country plan regulations specify otherwise. The rules of the relevant plans detail the pension benefits which members can receive on retirement (including on ill-health), death or leaving service. REMCO retains the right to amend the form of any Executive Director’s pension arrangements where appropriate, for example in response to changes in legislation to ensure the original objective of this element of remuneration is preserved.

Shareholding	Aligns interests of Executive Directors with those of shareholders by creating a connection between individual wealth and Shell’s long-term performance.	Shareholding (% of base salary): ■ CEO: 700% ■ Other Executive Directors: 400%

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

NOTES TO THE EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE

Benefits

Benefits for Executive Directors deemed taxable in the UK are included as taxable benefits in the single total figure of remuneration table. These elements may include transport to and from home and office, the provision of home security, and occasional business-required spouse travel, which are generally considered legitimate business expenses rather than components of remuneration.

Annual bonus

For the 2017 performance year, the scorecard framework will consist of cash flow from operating activities (30% weight), operational excellence (50% weight) and sustainable development (20% weight). REMCO believes it is important for annual variable pay to remain balanced, with operational and environmental components, complementing the LTIP’s focus on longer-term financial outcomes. The same annual bonus scorecard approach applies to Senior Management and other senior executives, supporting consistency of remuneration and alignment of objectives.

98        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

For future years, the specific measures and weightings for the annual bonus scorecard will be reviewed annually by REMCO and adjusted accordingly to evolve with Shell’s strategy and circumstances. The annual review will also consider the scorecard target and outcome history over a decade to ensure that the targets set remain stretching but realistic. REMCO retains the right to exercise its judgement to adjust the mathematical bonus scorecard outcome to ensure that the bonus scorecard outcome for Executive Directors reflects other aspects of Shell’s performance which REMCO deems appropriate for the reported year. REMCO is aware that the simple application of arithmetic performance targets may lead to anomalies between business performance and shareholder experience and therefore careful consideration is given to formulaic outcomes. REMCO has a track record of using its discretion to make downward adjustments where appropriate.

REMCO strengthens the Executive Directors’ individual accountability by increasing or decreasing their annual bonuses to take account of how well they have delivered against their individual performance targets. Shell operates this approach for most of its employees. These individual targets typically relate to qualitative differentiators not already covered by the scorecard. Examples for the Executive Directors have included management of transformative portfolio changes, portfolio development, and organisational and financial leadership. This individual performance element preserves consistency with the wider workforce and reinforces and drives a company-wide culture of performance and behaviour.

At the end of the one-year performance period, 50% of the annual bonus is delivered in cash and 50% is delivered in shares. Shares are subject to a three-year holding period, which remains in force beyond an Executive Director’s tenure.

Long-term Incentive Plan

The LTIP rewards longer-term performance linked to Shell’s strategy, which includes cash generation and capital discipline, as well as value created for shareholders.

The LTIP measures are predominantly based on relative outperformance compared with the other oil majors, in line with our strategic intent to be a leader in the oil and gas industry. For 2017, the measures will consist of absolute FCF and relative growth compared with our peers based on the following: TSR, ROACE and cash flow from operating activities. REMCO will regularly review the measures, weightings and comparator group, and retains the right to adjust these to ensure that the LTIP continues to serve its intended purpose and level of challenge.

FCF performance is measured by aggregating annual absolute FCF performance over the three-year performance period and then comparing the outcome to the aggregate of our plan FCF targets over three years. The outstanding (maximum), target and threshold (minimum) levels are declared at the end of the performance period and will be the aggregate respective annual outstanding, target and threshold levels for each year of the performance period. A straight-line vesting schedule will apply for performance between threshold and outstanding. The target, along with the ranges for threshold and outstanding performance, is set by reference to our operating plan and is in line with our cash flow priorities, namely: to service and reduce debt, pay dividends, buy back shares and make future capital investments.

For relative measures, we measure and rank growth based on the data points at the end of the performance period compared with those at the beginning of the period, using publicly reported data. When comparing performance against the other oil majors, the relative performance ranking is as indicated in the table below.

TSR underpin

If the TSR ranking is fourth or fifth, the level of the award that can vest on the basis of the three other measures will be capped at 50% of the maximum payout for the LTIP.

Performance outcomes

REMCO retains discretion to adjust the mathematical outcome if it believes that this is distorted by circumstances which are unrelated to performance, for example, reporting changes, ranking clustering, or corporate events in the comparator group. Upward adjustment would only be considered after consultation with major shareholders. An explanation of any such adjustment would be set out in the relevant Directors’ Remuneration Report.

LTIP performance is assessed over a three-year period. Vested shares from the LTIP are subject to a further three-year holding period post vesting, which remains in force beyond an Executive Director’s tenure. This time horizon has been extended and is deemed to be suitable for incentive purposes, but is recognised as short relative to some of Shell’s operations. However REMCO believes that it provides for broad alignment with shareholder interests when coupled with significant shareholding requirements.

99        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

Treatment of outstanding awards

Awards granted prior to the approval and implementation of this Policy and/or prior to an individual becoming an Executive Director will continue to vest and be delivered in accordance with the terms of the original award even if this is not consistent with the terms of this Policy.

As at March 8, 2017, this applies to Executive Directors Ben van Beurden and Simon Henry who each have outstanding awards under the LTIP and DBP. Jessica Uhl, who is appointed an Executive Director with effect from March 9, 2017, has outstanding awards under the LTIP.

Shareholding

REMCO believes significant shareholding by Executive Directors is an important way of ensuring that shareholders and Executive Directors share the same priorities. Shareholding is one of Shell’s core remuneration principles as it creates a balanced connection between individual wealth and Shell’s long-term performance. This will support effective governance and an ownership mindset. Significant shareholding requirements reflect the performance timescales of Shell and are aligned with absolute shareholder return.

The CEO is expected to build up a shareholding of seven times their base salary over five years from appointment. Other Executive Directors are expected to build up a shareholding of four times their base salary over the same period. In the event of an increase to the guideline multiple of salary, for every additional multiple of salary required, the director will have one extra year to reach the increased guideline, subject to a maximum of five years from the date of the change.

The holding periods for LTIP vested shares and shares delivered as part of the annual bonus continue to apply after Executive Directors leave employment. This is to ensure departing executives continue to have their interests aligned with those of shareholders.

DIFFERENCES FOR EXECUTIVE DIRECTORS FROM OTHER EMPLOYEES

The remuneration structure and approach to setting remuneration levels is consistent across Shell, with consideration given to location, seniority and responsibilities. However, a higher proportion of total remuneration is tied to variable pay for Executive Directors and members of Senior Management.

The salary for each Executive Director is determined based on the indicators in the “Executive Directors’ remuneration policy table”, which reflect the international nature of the Executive Directors’ labour market. The salary for other employees is normally set on a country basis.

Executive Directors are eligible to receive the standard benefits and allowances provided to other staff. The provisions which are not generally available for other employees are described in “Benefits”.

The methodology used for determining the annual bonus for Executive Directors is broadly consistent with the approach for Shell employees generally. However, the individual performance factor for Executive Directors is capped at 1.2 and the scorecard used for the majority of Shell staff may differ in the make-up and weighting of the metrics used. Like Executive Directors, members of Senior Management receive 50% of their annual bonus in shares.

Executive Directors are not eligible to receive new awards under employee share plans other than the LTIP, although awards previously granted will continue to vest in accordance with the terms of the original award. Selected employees participate in the Performance Share Plan (PSP). The operation of the PSP is similar to the LTIP, but currently differs, for example, in some performance measures and their relative weightings. As at March 2017, around 55,000 employees participate in one or more of Shell’s global share plans and/or incentive plans, further supporting alignment with shareholder interests.

Executive Directors’ retirement benefits are maintained in line with those of the wider workforce in their base country. There are no special pension arrangements exclusive to Executive Directors.

ILLUSTRATION OF POTENTIAL REMUNERATION OUTCOMES

The charts [below] represent estimates under three performance scenarios (“Minimum”, “On-target”, and “Maximum”) of the potential remuneration outcomes for each Executive Director resulting from the application of 2017 base salaries to awards, expected to be made in 2017 in accordance with the Policy.

The majority of Executive Directors’ remuneration is delivered through variable pay elements, which are conditional on the achievement of stretching targets.

The scenario charts are based on future Policy award levels and are combined with projected single total figures of remuneration. The pay scenarios are forward-looking and only serve to illustrate the future Policy.  For simplicity, the scenarios assume no share price movement and exclude dividend accrual, for the portion of the bonus paid in shares and the LTIP, although dividend accrual during the performance and holding period applies.

The scenarios are based on the current CEO (Ben van Beurden) and incoming CFO (Jessica Uhl) roles.

100        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

Non-executive Directors

NON-EXECUTIVE DIRECTORS’ REMUNERATION POLICY TABLE

Fee structure	Approach to setting fees	Other remuneration

Non-executive Directors (NEDs) receive a fixed annual fee for their directorship. The size of the fee will differ based on the position on the Board: Chair of the Board fee or standard Non-executive Director fee.

Additional annual fee(s) are payable to any director who serves as Senior Independent Director, a Board committee chair, or a Board committee member.

A NED receives either a chair or member fee for each committee. This means that a chair of a committee does not receive both fees.

NEDs receive an additional fee for any Board meeting involving intercontinental travel – except for one meeting a year held in a location other than The Hague.

The Chair’s fee is determined by REMCO. The Board determines the fees payable to NEDs. The maximum aggregate annual fees will be within the limit specified by the Articles of Association and in accordance with the NEDs’ responsibilities and time commitments.

The Board reviews NED fees periodically to ensure that they are aligned with those of other major listed companies.

Business expenses incurred in respect of the performance of their duties as a NED will be paid or reimbursed by Shell. Such expenses could include transport between home and office and occasional business-required spouse travel. Where required, the Chair is offered Shell-provided accommodation in The Hague. REMCO has the discretion to offer other benefits to the Chair as appropriate to their circumstances. Where business expenses or benefits create a personal tax liability to the director, Shell may cover the associated tax.

The Chair and the other NEDs cannot receive awards under any incentive or performance-based remuneration plans, and personal loans or guarantees are not granted to them.

NEDs do not accrue any retirement benefits as a result of their non-executive directorships with Shell.

NEDs are encouraged to hold shares with a value equivalent to 100% of their fixed annual fee and maintain that holding during their tenure.

Malus and clawback

Variable pay awards may be made subject to adjustment events. At the discretion of REMCO, such an award may be adjusted before delivery (malus) or reclaimed after delivery (clawback) if an adjustment event occurs. Adjustment events will be specified in award documentation and it is intended that they will, for example, relate to restatement of financial results due to: non-compliance with a financial reporting requirement; or misconduct by an Executive Director or misconduct through their direction or non-direction. REMCO retains the right to alter the list of adjustment events in respect of future awards.

In addition, REMCO will retain discretion in assuring itself that there is satisfactory underlying performance before releasing any variable pay to Executive Directors and may withhold all or some of the bonus or shares awarded if it considers that the underlying performance (financial, environmental, safety or other) of Shell is inadequate.

Recruitment

EXECUTIVE DIRECTORS

REMCO determines the remuneration package for new Executive Director appointments. These appointments may involve external or internal recruitment or reflect a change in role of a current Executive Director.

When determining remuneration packages for new Executive Directors, REMCO will seek a balanced outcome which allows Shell to:

■	attract and motivate candidates of the right quality;
■	take into account the individual’s current remuneration package and other contractual entitlements;
■	seek a competitive pay position relative to our comparator group, without overpaying;
■	encourage relocation if required; and
■	honour entitlements (for example, variable remuneration) of internal candidates before their promotion to the Board.

101        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

REMCO will follow the approach set out in the table below when determining the remuneration package for a new Executive Director.

REMUNERATION PACKAGE
Component	Approach	Maximum
Ongoing remuneration	The salary, benefits, annual bonus, long-term incentives and pension benefits will be positioned and delivered within the framework of the Executive Directors’ remuneration policy.	As stated in the “Executive Directors’ remuneration policy table”.
Compensation for the forfeiture of any awards under variable remuneration arrangements

To facilitate external recruitment, one-off compensation in consideration for forfeited awards under variable remuneration arrangements entered into with a previous employer may be required. REMCO will use its judgement to determine the appropriate level of compensation by matching the value of any lost awards under variable remuneration arrangements with the candidate’s previous employer. This compensation may take the form of a one-off cash payment or an additional award under the LTIP. The compensation can alternatively be based on a newly created long-term incentive plan arrangement where the only participant is the new director.

An amount equal to the value of the forfeited variable remuneration awards, as assessed by REMCO. Consideration will be given to appropriate performance conditions, performance periods and clawback arrangements.

Replacement of forfeited entitlements other than any awards under variable remuneration arrangements

There may also be a need to compensate a new Executive Director in respect of forfeited entitlements other than any awards under variable remuneration arrangements. This could include, for example, pension or contractual entitlements, or other benefits. On recruitment, these entitlements may be replicated within the Executive Directors’ remuneration policy or valued by REMCO and compensated in cash.

In cases of internal promotion to the Board, any commitments made which cannot be effectively replaced within the Executive Directors’ remuneration policy may, at REMCO’s discretion, continue to be honoured.

An amount equal to the value of the forfeited entitlements, as assessed by REMCO.
Exceptional recruitment incentive

Apart from the ongoing annual remuneration package and any compensation in respect of the replacement of forfeited entitlements, there may be circumstances in which REMCO needs to offer a one-off recruitment incentive in the form of cash or shares to ensure the right external candidate is attracted. REMCO recognises the importance of internal succession planning but it must also have the ability to compete for talent with other global companies. The necessity and level of this incentive will depend on the individual’s circumstances.

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

When determining the benefits for a new Chair, the individual circumstances of the future Chair will be taken into account.

DIRECTORS’ EMPLOYMENT ARRANGEMENTS AND LETTERS OF APPOINTMENT

Executive Directors are employed for an indefinite period. Executive Directors with the Netherlands as their base country will be employed on the basis of a contract of employment governed by Dutch employment law. For Executive Directors with a base country other than the Netherlands, REMCO will determine their employment arrangements based on a number of considerations, including Dutch immigration requirements and base country retirement benefits. NEDs, including the Chair, have letters of appointment. Executive Directors’ employment arrangements and NEDs’ letters of appointment are available for inspection at the AGM or on request. For further details on appointment and re-appointment of Directors, see the “Directors’ Report” on page 65.

End of employment

EXECUTIVE DIRECTORS

Notice period

Employment arrangements of Executive Directors can generally end by either the employee or the employer providing one month’s notice, or the applicable statutory notice period. For example, under Dutch law, the statutory notice period for the employer will vary in line with the length of service, with the maximum being four months’ notice. Under Dutch law, termination payments are not linked to the contract’s notice period.

The Netherlands statutory end-of-employment compensation

With effect from July 1, 2015, new employment legislation in the Netherlands introduced statutory end-of-employment compensation. Under this legislation, every termination (other than following retirement or for cause) of a Dutch employment contract that has continued for a minimum of two years will give rise to an obligation to pay the departing employee transition compensation (“transitievergoeding”). The statutory compensation is capped at one times the annual salary, which is deemed to include variable pay such as the annual bonus. Executive Directors are expected not to claim transition compensation or any other applicable statutory compensation over and above the agreed compensation for loss of office as set out in the “End of employment” table on page 103.

Outstanding entitlements

In cases of resignation or dismissal for cause, fixed remuneration (base salary, benefits, and employer pension contributions) will cease on the last day of employment, variable remuneration elements will generally lapse and the Executive Director is not eligible for compensation for loss of office.

The information, on page 103, generally applies to termination of employment by Shell giving notice, by mutual agreement, or in situations where the employment terminates because of retirement with Shell consent at a date other than the normal retirement date, redundancy or in other similar circumstances at REMCO’s discretion.

102        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

End of employment
Provision	Policy
Compensation for loss of office

For Executive Directors appointed prior to 2011, REMCO may offer a termination payment of up to one times annual pay (base salary plus target bonus).

For Executive Directors appointed between January 1, 2011 and December 31, 2016, employment contracts include a cap on termination payments of one times annual pay (base salary plus target bonus). Delivery of compensation is mitigated by a contractual obligation for the Executive Director to seek alternative employment and the Company’s ability to implement phased payment terms.

For Executive Directors appointed on or after January 1, 2017, REMCO may offer a termination payment of up to one times base salary (target bonus will not be included). However, REMCO may be obligated to pay statutory compensation over and above the compensation for loss of office to a departing Executive Director who asserts a statutory claim thereto. Delivery of compensation is mitigated by a contractual obligation for the Executive Director to seek alternative employment and the Company’s ability to implement phased payment terms.

The reimbursement of standard end-of-employment benefits such as repatriation costs and outplacement support may also be included, as deemed reasonable by REMCO.

REMCO may adjust the termination payment for any situation where a full payment is inappropriate, taking into consideration applicable law, corporate governance provisions and the best interests of the Company and shareholders as a whole.

Annual bonus

Any annual bonus in the year of departure is prorated based on service. Depending on the timing of the departure, REMCO may consider the latest scorecard position or defer payment until the full-year scorecard result is known.

DBP shares and bonus delivered in shares represent the bonus which a participant has already earned and carry no further performance conditions; therefore these shares will be unrestricted at the conclusion of the normal deferral or holding period respectively and no proration will apply.

LTIP

Outstanding awards are prorated on a monthly basis, by reference to the Executive Director’s service within the performance period. They will generally survive the end of employment and will remain subject to the same vesting performance conditions, and malus and clawback provisions, as if the Executive Director had remained in employment. The three-year holding period will also remain in force for any awards made on or after January 1, 2017. If the participant dies before the end of the performance period, the award will vest at the target level on the date of death. In case of death after the end of the performance period, the award will vest as described in this Policy.

NON-EXECUTIVE DIRECTORS

No payments for loss of office will be made to NEDs.

Consideration of overall pay and employment conditions

When setting the Policy, no specific employee groups were consulted. However, Shell seeks to promote and maintain good relations with employee representative bodies as part of its employee engagement strategy, and consults on matters affecting employees and business performance as required.

When determining Executive Directors’ remuneration structure and outcomes, REMCO reviews a set of information, including relevant reference points and trends, which includes internal data on employee remuneration (for example, employee relations matters in respect of remuneration and average salary increases applying in the Netherlands, UK and the USA). During the Policy review, pay and employment conditions of the wider Shell employee population were taken into account by adhering to the same performance, rewards and benefits philosophy for the Executive Directors, as well as overall benchmarking principles. Furthermore, any potential differences from other employees (see “Differences for Executive Directors from other employees”) were taken into account when providing REMCO with advice in the formation of this Policy.

Dialogue between management and staff is important, with the annual Shell People Survey being one of the principal means of gathering employee views on a range of matters. The Shell People Survey includes questions inviting employees’ views on their pay and benefit arrangements. The Company also encourages share ownership among employees, and many are shareholders who are able to participate in the vote on the Policy at the AGM.

REMCO is kept informed by the CEO, the Chief Human Resources & Corporate Officer and the Executive Vice President Remuneration, Benefits & Services on the bonus scorecard and any relevant remuneration matters affecting Senior Management and other senior executives, extending to multiple levels below the Board.

Consideration of shareholder views

REMCO engages with major shareholders on a regular basis throughout the year and this allows it to hear views on Shell’s remuneration approach and test proposals when developing or evolving the Policy. Recent examples of REMCO responding to shareholder views include introducing greenhouse gas management to variable pay and setting FCF as an absolute measure in the LTIP performance conditions.

REMCO will review the Policy regularly to ensure it continues to reinforce Shell’s long-term strategy and remains closely aligned with shareholders’ interests.

Additional policy statement

REMCO reserves the right to make payments outside the Policy in limited exceptional circumstances, such as for regulatory, tax or administrative purposes or to take account of a change in legislation or exchange controls, and only where REMCO considers such payments are necessary to give effect to the intent of the Policy.

Signed on behalf of the Board /s/ Linda M. Szymanski
Linda M. Szymanski
Company Secretary
March 8, 2017

103        GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2016

FINANCIAL STATEMENTS AND SUPPLEMENTS

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ROYAL DUTCH SHELL PLC

REPORT ON THE FINANCIAL STATEMENTS

1.	OUR OPINIONS AND CONCLUSIONS ARISING FROM OUR AUDIT
1.1	Our opinion on the financial statements

In our opinion, the financial statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively, Shell):

■	give a true and fair view of Shell’s and of the Company’s affairs as at December 31, 2016, and of Shell’s and the Company’s income for the year then ended;
■

have been properly prepared both in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB); and

■	have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards Shell’s financial statements, Article 4 of the IAS Regulation.

1.2	Our opinion on other matters prescribed by the Companies Act

We report that, in our opinion:

■	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
■	based on the work undertaken in the course of our audit:
o	the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
o	the Strategic Report and the Directors’ Report have been prepared in accordance with applicable legal requirements.

1.3	Matters on which we are required to report by exception

Our confirmations that we have nothing to report by exception, in relation to those matters where we are required so to report, are set out in section 9 below.

2.	WHAT WE HAVE AUDITED

Royal Dutch Shell plc’s financial statements for the year ended December 31, 2016, included in the Annual Report and Form 20-F (the Annual Report) comprise:

Shell	The Company
Consolidated Balance Sheet as at December 31, 2016	Balance Sheet as at December 31, 2016
Consolidated Statement of Income for the year then ended	Statement of Income for the year then ended
Consolidated Statement of Comprehensive Income for the year then ended	Statement of Comprehensive Income for the year then ended
Consolidated Statement of Changes in Equity for the year then ended	Statement of Changes in Equity for the year then ended
Consolidated Statement of Cash Flows for the year then ended	Statement of Cash Flows for the year then ended
Notes to the Consolidated Financial Statements on pages 122 - 152, which include a summary of significant accounting policies and other explanatory information	Notes to the Parent Company Financial Statements on pages 174 - 179.

The financial reporting framework that has been applied in the preparation of the financial statements is applicable law and both IFRS as adopted by the EU and IFRS as issued by the IASB.

3.	OVERVIEW OF OUR AUDIT APPROACH

We developed a detailed audit transition plan, designed to deliver an effective audit transition from Shell’s predecessor audit firm, PricewaterhouseCoopers LLP (PwC).  Our audit planning and transition commenced on October 1, 2015, after we confirmed our independence of Shell to the Shell Audit Committee. Also, during 2015, we established and adhered to a conflict of interest and independence protocol with Shell in order to address any actual or perceived threats to our independence and objectivity arising out of our pre-existing external audit relationship with BG Group plc (BG).

Our transition activities were performed at all of Shell’s key locations. The activities included meeting relevant partners and senior staff from PwC, workshadowing PwC at key meetings with Shell management, including meetings of the Audit Committee, and reviewing PwC’s 2015 and certain 2014 audit work papers.

In December 2015, we held an audit planning meeting in The Hague with the senior members of our key location teams in order to develop our first year audit approach. Members of Shell management directly relevant to our audit also participated in parts of the meeting.

Our global audit team has deep industry experience through working on the audits of several large international oil companies. Building on this knowledge, we obtained a specific understanding of Shell’s strategy, business model and the environment in which it operates. This was achieved through review, enquiry, analytical procedures, observation and visiting a number of Shell’s operating units.

We performed risk assessment procedures, including data analytics, to identify risks of material misstatement.  We specifically considered the financial statement risks associated with sustained low oil and gas prices and the impact of the acquisition of BG.

When we established our audit strategy, we determined overall materiality for the financial statements as a whole.  In so doing, we made judgements about the size of misstatements that would be considered material.  We also considered which earnings, activity or capital-based measure aligns best with the expectations of those charged with governance at Shell and users of Shell’s financial statements.

Our assessment of overall materiality for Shell is $800 million, which is derived from an average of Shell’s earnings on a current cost of supplies basis (CCS earnings), excluding identified items reported by Shell in its quarterly earnings releases and adjusted for an effective tax rate. This average includes a forward-looking element.

CCS earnings by segment are disclosed in Note 5 to the “Consolidated Financial Statements”.

Prior year comparison: In 2015, the overall materiality for Shell was set at $1,200 million – which was 5% of the historical three-year average income before tax, adjusted for certain exceptional non-recurring items – and at $1,415 million for 2014.

Our scope is tailored to the particular circumstances of our audit of Shell and is influenced by our assessed risks of material misstatement and our determination of materiality.

We performed audits of the complete financial information of 33 operating units and specific audit procedures on an additional 52 operating units. In selecting the operating units to be brought into audit scope, we assessed the risks of material misstatement of the financial statements based on size, complexity and risk, including the risk of fraud, and designed and implemented appropriate responses to the assessed risks.

In addition, other group audit procedures were carried out at the consolidated level. These procedures included: analytical review; testing of consolidation journals and inter-company eliminations; tests of financial systems; tests of processes and controls at business service centres (BSCs); and foreign currency translation testing.

Prior year comparison: The main differences in scoping are as a result of the impact in 2016 of the BG acquisition and a lower level of overall materiality.

We have identified the following key audit matters that, in our professional judgement, had the greatest effect on our overall audit strategy, the allocation of resources in the audit and in directing the global engagement team’s efforts:

■ first year audit transition;

■ the acquisition of BG, specifically the judgements around the purchase price allocation;

■ the estimation of oil and gas reserves, including reserves used in the calculation of depreciation, depletion and amortisation;

■ the recoverable amounts of exploration and production assets, goodwill, and Upstream and Integrated Gas joint ventures;

■ estimation of decommissioning and restoration provisions;

■ the recognition and valuation of deferred tax assets;

■ revenue recognition relating to unrealised trading gains and losses; and

■ accounting for the assets under Shell’s disposal programme.

Prior year comparison: As would be expected in the case of any audit, key audit matters will inevitably differ from year to year as significant events, transactions and judgements differ.

4.	OUR APPLICATION OF MATERIALITY

The scope of our work is influenced by our view of materiality. As we develop our audit strategy, we determine materiality at the overall level and at the individual account level (referred to as our ‘performance materiality’).

Overall materiality
What we mean

We apply the concept of materiality both in planning and performing our audit, and in evaluating the effect of misstatements on our audit and on Shell’s financial statements. For the purposes of determining whether the financial statements are free from material misstatement, we define materiality as the magnitude of misstatement that makes it probable that the economic decisions of a reasonably knowledgeable person, relying on the financial statements, would be changed or influenced.

Our overall materiality provides a basis for identifying and assessing the risk of material misstatement and determining the nature, timing and extent of audit procedures. Our evaluation of materiality requires professional judgement and necessarily takes into account qualitative as well as quantitative considerations. It also takes into account our assessment of the expectations of those charged with governance at Shell and users of Shell’s financial statements.

As required by auditing standards, we reassess materiality throughout the audit.

Level set

We set our preliminary overall materiality for Shell at $900 million.  We kept this under review throughout the year and reassessed the appropriateness of our original assessment in the light of Shell’s results and the external market conditions. In the third quarter 2016 we reduced our overall materiality to $800 million and amended our audit scope and extent of testing accordingly.

In the case of prior years, materiality was set at $1,200 million for 2015 and $1,415 million for 2014.

Our basis for determining materiality for 2016

Our revised assessment of overall materiality is $800 million. This is derived from an average of Shell’s CCS earnings, excluding identified items reported by Shell in its quarterly earnings releases and adjusted for an effective tax rate. This average included a forward-looking element.  The $800 million is determined by applying a percentage to the calculated average CCS earnings.  When using an earnings-related measure to determine overall materiality, the norm is to apply a benchmark percentage of 5%. In the case of Shell, because our earnings estimate includes a forward-looking element, we have applied a more prudent rate that is below the 5% benchmark.

In determining materiality, auditing standards require us to use benchmarks, such as pre-tax income, gross profit and total revenue. Nevertheless, we have to exercise considerable judgement, including the need to take account of the volatility of the benchmarks applied and to consider which earnings, activity or capital based measure aligns best with the expectations of users of Shell’s financial statements and the Audit Committee.

We considered Shell’s business updates, the levels of activity in the business and the associated financial performance of 2016 relative to historic performance and expected future performance. We also considered current and forecast commodity prices for oil and natural gas, the impact of Shell’s acquisition of BG as well as the basis on which overall materiality was determined in previous years, which was 5% of the historical three-year average income before tax, adjusted for certain exceptional non-recurring items.

In our view, including a forward-looking element in the calculation of average earnings is more appropriate at this time, due to the sustained low oil price environment. It is also common for auditors to use the most prominent earnings measure discussed in quarterly results announcements, rather than income before tax, as the benchmark.

Shell’s results announcements feature CCS earnings as the primary measure for earnings, Shell’s earnings forecasts are based on CCS earnings, and it is the earnings measure used by Shell’s Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. Furthermore, analyst reports on forecasts predominately feature CCS earnings as the basis for earnings.

CCS earnings excluding identified items both removes the effects of changes in oil price on inventory carrying amounts and items disclosed as identified items that can significantly distort Shell’s results in any one particular year. The identified items, reported by Shell in its quarterly earnings releases, that we excluded from the 2016 CCS earnings used in our determination of overall materiality were: net divestment gains ($1.6 billion), impairments ($2.0 billion charge), fair value accounting of commodity derivatives and certain gas contracts ($0.6 billion loss), redundancy and restructuring ($1.4 billion charge); differences in exchange on deferred tax ($0.3 billion gain); and the aggregate of other individually small items ($1.5 billion charge).

On the basis of our analysis of these factors, we concluded that we should focus on Shell’s CCS earnings, excluding identified items reported by Shell in its quarterly earnings releases and adjusted for an effective tax rate.

Performance materiality
What we mean

Having established overall materiality, we determined performance materiality, which represents our tolerance for misstatement in an individual account or balance. It is calculated as a fraction of overall materiality in order to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality of $800 million for Shell’s financial statements as a whole.

Once we determined our audit scope, we then assigned performance materiality to our various in-scope operating units. They used this assigned performance materiality in performing their group audit procedures. The performance materiality allocation is dependent on the size of the operating unit, measured by its contribution of earnings to Shell, or other appropriate metric, and risk associated with the operating unit. In 2016, the range of performance materiality allocated to operating units was $40 million to $220 million. This is set out in more detail in section 5 below.

Level set	$400 million, which is 50% of overall materiality. Our determination that performance materiality should be 50% of overall materiality reflects our normal practice in the case of a first year audit.

Audit difference reporting threshold
What we mean

This is the level above which we collate and report audit differences to the Audit Committee. We also report differences below that threshold that, in our view, warrant reporting on qualitative grounds. We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in the light of other relevant qualitative considerations in forming our opinion.

Level set	We agreed with the Audit Committee that we would report to the Committee all differences in excess of $40 million. The reporting threshold for both 2015 and 2014 was set at $75 million.

5.	OUR SCOPE OF THE AUDIT OF SHELL’S FINANCIAL STATEMENTS
What we mean

We are required to establish an overall audit strategy that sets the scope, timing and direction of our audit, and that guides the development of our audit plan. Audit scope comprises the physical locations, operating units, activities and processes to be audited that, in aggregate, are expected to provide sufficient coverage of the financial statements in order for us to express an audit opinion.

Criteria for determining our audit scope

Our assessment of audit risk and our evaluation of materiality determined our audit scope for each entity within Shell which, when taken together, enabled us to form an opinion on the financial statements under International Standards on Auditing (UK and Ireland). Our audit effort was focused towards higher risk areas, such as management judgements and on operating units that are considered significant based upon size, complexity or risk.

The factors that we considered when assessing the scope of the Shell audit, and the level of work to be performed at the operating units that are in scope for group reporting purposes, included the following:

■ the financial significance of an operating unit to Shell’s consolidated earnings, total assets or total liabilities, including consideration of the financial significance of specific account balances or transactions;

■ the significance of specific risks relating to an operating unit: history of unusual or complex transactions, identification of significant audit issues or the potential for, or a history of, material misstatements;

■ findings and observations from the work that we performed to confirm opening balances;

■ the effectiveness of the control environment and monitoring activities, including entity-level controls;

■ our assessment of locations that carry a higher than normal audit risk in relation to fraud, bribery or corruption. Where this was determined to be the case, we deployed appropriate forensic data interrogation techniques; and

■ the results of prior year audits that we were able to determine from our review of PwC’s 2015 and certain 2014 work papers.

Selection of in-scope operating units

We selected 85 operating units across 13 countries and performed an audit of the complete financial information of 33 operating units (full scope), which were selected based on their size or risk characteristics. For the remaining 52 selected operating units (specific scope) we performed audit procedures on specific selected accounts within the operating unit based on the size of these accounts or their risk profile. These 85 operating units accounted for 63% of Shell’s CCS earnings* and 69% of Shell’s total assets.

In addition to the 85 operating units discussed above, we selected a further 32 operating units where we performed procedures at the operating unit level that were specified by the primary team in response to specific risk factors. Also, we performed review procedures at an additional 12 operating units.

The remaining 601 operating units together represented 24% of CCS earnings* and 19% of total assets. None of these was individually greater than 1.0% of CCS earnings* or 0.3% of total assets. For these operating units, we performed other group procedures, including analytical review, testing of consolidation journals and inter-company eliminations, tests of financial systems, process and controls at BSCs and foreign currency translation recalculations to respond to any potential significant risks of material misstatement to Shell’s Consolidated Financial Statements.

We revised our audit scope throughout the year in order to reflect changes in Shell’s underlying business and risks and our reassessment of materiality.

Our final coverage is summarised below:

*CCS earnings, excluding identified items reported by Shell in its quarterly earnings releases and adjusted for an effective tax rate.

Allocation of performance materiality to the in-scope operating units

Audit work at the operating unit level is undertaken using a percentage of our performance materiality. This percentage is based on the size of the operating unit relative to Shell as a whole and our assessment of the risk of material misstatement at that operating unit. In 2016 the range of performance materiality allocated to operating units was $40 million to $220 million. The operating units selected, together with the ranges of allocated performance materiality, were:

	Countries	No. of operating units	Allocation $ million
Full scope Segments
Integrated Gas	Australia, Qatar	4	60-100
Upstream	Brazil, Canada, Nigeria, UK, USA	10	40-100
Downstream	Canada, Germany, Singapore, USA	5	60-120
Corporate	UK	1	80
Full scope Function
Trading and supply	UK, USA	13	40-220
Total full scope		33
Specific scope Segments
Upstream	Kazakhstan, Malaysia, Netherlands, Norway, UK	6	60-80
Downstream	Germany, Netherlands, Singapore, USA	15	60-80
Corporate	Germany, UK, USA	23	60-80
Specific scope Function
Trading and supply	UK, USA	8	40-80
Total specific scope		52
Total full and specific scope		85

Integrated group team structure

The overall audit strategy is determined by the Senior Statutory Auditor, Allister Wilson. During 2016 he personally visited nine countries to meet with local EY teams and Shell local management (in some cases more than once). The Senior Statutory Auditor is supported by 24 segment and function partners and directors, who are based in the Netherlands and the UK.  They are responsible for directing, supervising and reviewing the work of local EY audit teams to evaluate whether:

■ the work was performed and documented to a sufficiently high standard;

■ the local EY audit team demonstrated that they had challenged management sufficiently and had executed their audit procedures with a sufficient level of scepticism; and

■ there is sufficient appropriate audit evidence to support the conclusions reached.

Involvement with local EY teams

Shell has centralised processes and controls over key areas within a number of BSCs. We have a central team who provide direct oversight, review, and coordination of our BSC audit teams. Our teams performed centralised testing in the BSCs for certain accounts, including revenue, cash and payroll. In establishing our overall approach to the group audit we determined the type of work that needed to be undertaken at each of the operating units or BSCs by the group audit team or by auditors from other EY global network firms operating under our instruction.

The group audit team performed procedures directly on 57 of the in-scope operating units. For the operating units where the work was performed by local EY auditors, we determined the appropriate level of involvement to enable us to determine that sufficient appropriate audit evidence had been obtained as a basis for our opinion on Shell as a whole.

The group audit team interacted regularly with the local EY teams during each stage of the audit, were responsible for the scope and direction of the audit process and reviewed key working papers. This, together with the additional procedures performed at the group level, gave us sufficient appropriate audit evidence for our opinion on the Consolidated Financial Statements. We maintained continuous and open dialogue with our local EY teams in addition to holding formal meetings quarterly to ensure that we were fully aware of their progress and results of their procedures.

We met with all of our local EY teams at our global team meetings in December 2015 and November 2016. Also during 2016, the Senior Statutory Auditor and other group audit partners and directors visited operating units across 10 countries and each of Shell’s BSCs. This allowed us to gain a greater understanding of the business and issues faced in each location. The visits also promote deeper engagement with our local EY audit teams, ensuring that a consistent and cohesive audit approach is adopted, and that a high quality audit is executed. The countries and the BSC locations visited were as follows:

	Countries visited			BSCs
	Australia	Nigeria	UK	Chennai, India	Kuala Lumpur, Malaysia
	Brazil	Qatar	USA	Glasgow, UK	Manila, Philippines
	Germany	Singapore		Krakow, Poland
	Netherlands	Malaysia

6.	OUR ASSESSMENT OF KEY AUDIT MATTERS

As Shell’s auditors, we are required to determine – from the matters communicated by us to the Audit Committee during the year – those matters that required significant attention from us in performing our audit of Shell’s 2016 Consolidated Financial Statements. In making this determination we took the following into account:

■	the risks that we believed were significant to our audit and therefore required special audit consideration;
■	areas of higher assessed risk of material misstatement that influenced our audit focus;
■

significant audit judgements relating to areas in Shell’s financial statements that involved significant management judgement, including accounting estimates that we identified as having high estimation uncertainty;

■	the effect on our audit of significant events or transactions that occurred during the period; and
■	those assessed risks of material misstatement that had the greatest effect on the allocation of resources in the audit and directing the efforts of the engagement team.

On this basis, we have identified the following key audit matters that, in our professional judgement, were of most significance in our audit of Shell’s 2016 Consolidated Financial Statements. The key audit matters had the greatest effect on our overall audit strategy, the allocation of resources in the audit and in directing the global engagement team’s efforts.

The key audit matters have been addressed in the context of the audit of Shell’s Consolidated Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The table below describes the key audit matters, a summary of our procedures carried out and our key observations that we communicated to the Shell Audit Committee. We presented to the May 2016 meeting of the Audit Committee the procedures that we planned to undertake in response to the risks that we identified.

Our key audit matters
Description of the key audit matters	Summary of our response to the key audit matters	Key observations communicated to the Shell Audit Committee
First year audit transition

In our first year as auditors we have to:

■ build on our knowledge of Shell by understanding Shell’s specific risks, controls, policies and processes. This enables us to identify the risks of material misstatement within Shell’s financial statements and to determine the scope of our audit.  For a company the size of Shell, with the global spread of operations and its use of BSCs, understanding the organisational structure and how this impacts on processes has been critical;

■ establish the appropriateness of corresponding amounts and the account balances at the beginning of the period being audited; and

■ understand accounting policies applied by Shell to ensure that these are consistently applied between periods.

The principal procedures performed included:

■ shadowing PwC during the third quarter of 2015 and the 2015 year-end at group and key locations during closing and technical meetings with management.  This provided us with insights on key issues and PwC’s audit approach;

■ holding a global audit planning meeting in December 2015 at which members of Shell management briefed senior members of our group audit and key location teams on Shell’s organisation and processes;

■ engaging with management at a group and local level in order to obtain a detailed understanding of Shell, including its processes and internal controls.  This exercise covered over 300 processes across 67 operating units before the first quarter 2016 results announcement;

■ understanding accounting policies and historic accounting judgements by reviewing accounting policy manuals and technical documentation on specific accounting topics;

■ reviewing key elements of PwC’s 2014 audit files at the group level, and their 2015 audit files both at the group level and for key operating units in scope for the group audit. This built on our knowledge gained through shadowing PwC; and

■ site visits by the group audit team (see section 5).

We built upon the knowledge gained through these procedures as we undertook our audit work and refined our views on risks and scope accordingly. We considered the results of our 2016 audit, as it progressed, to provide further evidence in respect of opening balances.

In our audit planning report presented to the Audit Committee in May 2016, we communicated the procedures that we had carried out in order to establish our audit base. We also presented our initial views of risks of material misstatement, the procedures we planned to undertake in response thereto and our proposed audit scope.

We presented our updated views on risks and scoping to the December 2016 meeting of the Audit Committee.

We formally confirmed to the Audit Committee in March 2017 that nothing had come to our attention that materially impacted on the opening balances and corresponding amounts.

Cross-reference: See the Audit Committee Report on page 79 for further details.
The acquisition of BG, specifically the judgements around the purchase price allocation (PPA)

The consideration for the BG acquisition was $54 billion. Net assets acquired were valued at $43 billion and goodwill of $11 billion was recognised.

Shell was required to recognise BG’s assets acquired and liabilities assumed at the acquisition-date fair values. The valuation of oil and gas assets is highly judgemental and complex, requiring significant judgement in applying forecasts and assumptions to complex valuation models.

Given the extent of the judgement in valuing some of the assets – in particular deep-water and LNG assets – we believed that the fair value calculation exercise carried with it significant risk of material misstatement.

Shell management engaged third-party experts to provide valuation, tax and business modelling support with respect to the determination of the fair values of BG’s assets and liabilities under IFRS 3. We deployed a specialist team to audit the PPA. Our team included valuation and business modelling specialists who have extensive experience in the valuation of oil and gas assets and liabilities.

Our procedures – which were performed by our group team, local teams and specialists as appropriate – focused primarily on the risks relating to the valuation model, assumptions and judgements associated with the estimation of the fair value measurements.  These included:

■ gaining an understanding through enquiry and review of the valuation methodology adopted by Shell, and comparing the approach with accepted industry practice;

■ assessing the appropriateness of key assumptions, including oil and gas prices and discount rates, by comparing them with external benchmarks;

■ confirming consistency of assumptions with other areas of the financial statements;

■ using our modelling team to audit the integrity of the models used in the valuations;

■ understanding the value attributed to the cash flow benefits of integrating BG’s assets and operations with those of Shell and validating that these benefits had been attributed appropriately to the asset valuations;

■ recalculating the consideration and goodwill; and

■ testing the internal controls over accounting and reporting for the business combination.

These procedures were carried out primarily by the group team, including valuation and business modelling specialists, with input from local EY teams in Australia, Brazil and the USA.

We presented a separate report to the Audit Committee in May 2016 that addressed the audit work we carried out on the provisional PPA exercise. Subsequently, each quarter we reported to the Audit Committee on our progress in auditing the PPA.

At the January 2017 meeting of the Audit Committee, we confirmed that we had audited the final adjustments to the PPA and were satisfied that management had followed a robust process in completing the PPA exercise and that it reflected appropriately the facts and circumstances that existed at the acquisition date.

Cross-reference: See the Audit Committee report on page 80 for details on how the Audit Committee considered the acquisition of BG. Also see Notes 4, 8 and 9 to the “Consolidated Financial Statements”.

Our key audit matters
Description of the key audit matters	Summary of our response to the key audit matters	Key observations communicated to the Shell Audit Committee
The estimation of oil and gas reserves, including reserves used in the calculation of depreciation, depletion and amortisation (DD&A)

At December 31, 2016, Shell reported 13,248 million barrels of oil equivalent of proved developed and undeveloped reserves.

The estimation and measurement of oil and gas reserves impacts a number of material elements of the financial statements including DD&A, impairments, decommissioning and restoration provisions and acquisition accounting. There is technical uncertainty in assessing reserve quantities and complex contractual arrangements that determine Shell’s share of reserves.

Proved reserves estimates, calculated pursuant to SEC rules, have declined in recent years due to continued low prices. Their usage in determining DD&A for certain fields with phased development or where volumes are not reflective of expected future production would accelerate depreciation charges in a way not reflective of their useful life. In these cases, Shell has used an alternative reserves base for DD&A purposes so as to reflect better their expected useful life.

Our reserves team comprises auditors with substantial oil and gas reserves expertise, valuation experience and relevant qualifications in energy economics.

We carried out the following procedures:

■ confirmed our understanding of Shell’s oil and gas reserves estimation process;

■ tested significant controls in Shell’s reserves framework;

■ confirmed significant additions or reductions in proved reserves have been made in the period in which the new information became available;

■ tested Shell’s internal certification process and controls for technical and commercial experts responsible for reserves estimation;

■ assessed the reasonableness of proved undeveloped reserves recognised. Where volumes recognised remain undeveloped for more than five years from the date they were booked, or where development is not expected for at least five years, we ensured that Shell was still working towards development by corroborating with future development plans, including capital expenditure plans as appropriate; and

■ where SEC proved developed reserves were not used for DD&A purposes, we challenged management to provide evidence to ensure that the reserves base used better reflected the expected useful life of the field or facilities and was applied consistently.

Our procedures were led by the group team, with input from our teams in Australia, Brazil, Canada, Kazakhstan, Netherlands, Nigeria, Norway, Qatar, the UK and USA.

In January 2017 we communicated to the Audit Committee that, based on our testing performed, we had not identified any significant errors in the oil and gas reserves and concluded that the inputs and assumptions used to estimate proved reserves were reasonable.

We also confirmed our conclusion that the changes in estimate of reserves used in the DD&A calculation to reflect better the expected useful life of the field or facilities are appropriately and consistently applied. We noted that the approaches used are also in line with other international oil companies.

Cross-reference:  See the Audit Committee Report on page 80 for details on how the Audit Committee considered DD&A.  Also, see Note 2 to the “Consolidated Financial Statements”, and Supplementary information – oil and gas (unaudited) – on page 153.

The recoverable amounts of exploration and production assets, goodwill, and Upstream and Integrated Gas joint ventures and associates

At December 31, 2016, Shell recognised $13 billion of goodwill, primarily relating to the BG acquisition, $188 billion of property, plant and equipment and $33 billion of investments in joint ventures and associates.

A sustained low oil and gas price environment could have a significant impact on the recoverable amounts of Shell’s Upstream and Integrated Gas assets and goodwill.

In view of the generally long-lived nature of Shell’s assets, the most critical assumption in forecasting future cash flows is management’s view on the long-term oil and gas price outlook beyond the next three to four years.

Other key inputs used in assessing recoverable amounts are the discount rate used, future expected production volumes and capital and operating expenditures.  Shell uses a discount rate that reflects the fact that risks are adjusted in the cash flows.

We carried out procedures in all full and certain specific scope locations, including testing for indicators of impairment and validating the appropriateness of the level at which the testing took place.

We confirmed that Shell’s asset impairment methodology was appropriate. Our modelling experts tested the integrity of the models used, where applicable.

For price assumptions, we corroborated future short and long-term commodity prices to consensus analysts’ forecasts and those adopted by other international oil companies, confirmed prices were used consistently across Shell and that pricing differentials were reasonable.

For discount rates used, we engaged our oil and gas valuations team to calculate independently what an acceptable discount rate would be.

For cash flow inputs where impairment tests were undertaken, we:

■ confirmed that operating expenditure profiles and capital costs to complete construction could be supported by approved operator budgets and management forecasts;

■ reconciled reserves volumes and confirmed that life-of-field assumptions were consistent with those applied in decommissioning and restoration provisions’ models; and

■ performed sensitivity analyses on certain key variables in the base case cash flow models to understand the impact of changes in certain assumptions (including oil and gas prices, production and operating expenditure levels).

We assessed the reasonableness of the probability-weighting applied to the scenario risk factors used in the models and the basis for the risking of the cash flows applied to each individual asset. In doing so, we considered the stage of the life of the asset, country risk and consistency across similar developments and fields.

Where impairment tests were undertaken, we stress tested the models using risked discount rates that we considered reasonable when taking account of the nature of the asset, its location, its stage of development and associated risks.

In assessing the recoverable amount of goodwill, we tested a sample of Shell’s largest assets in order to establish whether or not any reasonably possible change in a key assumption would result in an impairment of the goodwill.

■ We reported to the October 2016 meeting of the Audit Committee that, on the basis of our analysis of future commodity prices used in the impairment models versus other international oil companies and consensus analysts’ forecasts, there is sufficient external evidence to support the reasonableness of Shell’s price assumptions – both in the short and long term.

■ We concluded that the impairments recorded are reasonable. Where potential indicators of impairment reversals were present, we were satisfied that the decisions not to reverse previously recorded impairments were appropriate.

■ We concluded that the goodwill balance, which primarily relates to the BG acquisition, is not impaired. We reported to the Audit Committee that, in our view, no reasonably possible change in a key assumption would result in an impairment of the goodwill.

Cross-reference: See the Audit Committee Report on page 80 for details on how the Audit Committee considered impairments. Also, see Notes 2 and 9 to the “Consolidated Financial Statements”.

Our key audit matters
Description of the key audit matters	Summary of our response to the key audit matters	Key observations communicated to the Shell Audit Committee
Estimation of decommissioning and restoration provisions (D&R)

At December 31, 2016, Shell had recognised D&R provisions of $25 billion.

D&R provisions are highly judgemental, as they are calculated using cost models based on assumptions that are impacted by future activities and the legislative environment in which Shell operates.

D&R provisions are also affected by changes in the estimated date on which production will cease.

The cost models are managed at a country level with certain key assumptions derived centrally. Shell discounts future estimated D&R costs at a discount rate that is consistent with the rate applied in 2015.

In auditing the D&R provisions we:

■ identified the cost assumptions that have the most significant impact on the provisions and tested the appropriateness of these assumptions using third-party evidence, including rig and vessel rates;

■ used our valuations experts to evaluate the reasonableness of the discount rate applied to the provisions by comparing it with the US Treasury Bond rate for a similar period;

■ audited the integrity of the underlying models, engaging our modelling team where appropriate;

■ verified the completeness of the cost estimate data by comparing it with work performed on oil and gas reserves and testing of property, plant and equipment;

■ tested the consistency of, and rationale for, the contingent factors applied in the cost estimate model, which are derived from location specific analysis;

■ performed a detailed review at the field level to ensure that all key movements were understood, corroborated and recorded correctly;

■ agreed cost estimates for non-Shell-operated ventures to information provided by third parties. We investigated any significant differences between this information and the amount provided by Shell; and

■ assessed whether D&R movements should be expensed or capitalised by understanding the reason for the change and by comparing the movement with the carrying amount of the related asset.

We reported to the Audit Committee in December 2016 that we had challenged the discount rate applied by management, and that we were satisfied that the rate was appropriate.

In January 2017, we communicated to the Audit Committee that, on the basis of the audit work performed, we had concluded that the D&R provisions recorded are appropriate.

We also reported that the movements over the year had been expensed appropriately in the Statement of Income or capitalised as part of property, plant and equipment.

Cross-reference: See Note 19 to the “Consolidated Financial Statements”.
The recognition and valuation of deferred tax assets (DTA)

At December 31, 2016, Shell recognised gross DTAs totalling $34 billion, which are recognised within two balance sheet line items, deferred tax assets and as an offset against deferred tax liabilities, depending on the overall tax position in a particular jurisdiction.

A significant proportion of DTA balances are supported by forecast future taxable profits, which are underpinned by Shell’s commodity price assumptions and business plans.

Estimating DTAs therefore requires significant judgement, including the timing of reversals and the availability of future profits against which tax deductions represented by the DTAs can be offset.

In some cases the DTA will be utilised in a period substantially beyond the period of the operating plan. Sustained low commodity prices increase the risk to the recoverability of the DTA due to the fact that sufficient future taxable profits may not be achieved.

We determined the expected timing of reversal of the DTA and the relevant country tax laws that apply to the utilisation of tax losses. This included the ability to carry tax losses forward or back and any restrictions arising from ring fencing tax losses to particular projects.

We established whether the DTA was expected to be used against deferred tax liabilities unwinding, future taxable profits or was reliant on tax planning opportunities.

For DTAs that are reliant on future taxable profits or tax planning opportunities being available we:

■ stress tested the commodity price and/or other key assumptions that underpin Shell’s assessment of forecast probable taxable profits;

■ ensured that the length of time over which the DTA would be recovered was appropriately supported by probable future taxable profits; and

■ determined the extent to which sufficient profits would arise in the period and within the assets where the losses would be available for utilisation, considering, for example, limits on the length of time that losses can be carried forward (applicable to the USA, the Netherlands and China) or are ring-fenced for tax purposes (including the UK and Nigeria).

We evaluated whether the tax planning strategies proposed to recover any remaining DTAs are in line with current tax law and so available to Shell having considered their impact on other entities within Shell in light of their respective tax positions.

We reported to the January 2017 meeting of the Audit Committee that we had challenged the robustness of the following judgements:

■ DTAs recognised on the basis of profits forecast to arise beyond the period of the operating plan;

■ the expected utilisation of DTAs for assets that are ring-fenced for tax purposes; and

■ the impact of projected business improvements including whether it is probable a loss-making business will become profitable in the future or an existing business will experience a significant increase in levels of profit.

We concluded to the Audit Committee that DTAs are appropriately recognised and valued in the year-end Balance Sheet.

Cross-reference: See the Audit Committee Report on page 81 for details on how the Audit Committee reviewed certain tax matters, in particular the recoverability of deferred tax assets. Also see Notes 2 and 17 to the “Consolidated Financial Statements”.

Our key audit matters
Description of the key audit matters	Summary of our response to the key audit matters	Key observations communicated to the Shell Audit Committee
Revenue recognition relating to unrealised trading gains and losses

Shell’s trading and supply function is integrated within the Integrated Gas, Downstream and Upstream segments and is spread across multiple regions. It is inherently complex and exposes Shell to risks that are not normally associated with core oil and gas activities. Whilst trading is not uncommon amongst international oil and gas companies, it does require a robust internal control environment that is commensurate with that of a financial institution.

In our audit we have considered the risk of unrealised trading gains and losses recognised as a result of unauthorised trading activity or deliberate misstatement of Shell’s trading positions and the inappropriate valuation of open trading positions.

The deliberate misstatement of Shell’s trading positions or mis-marking of positions could result in understated trading losses, overstated trading profits and/or individual bonuses being manipulated through inappropriate inter-period profit/loss allocations.

In order to address the specific risks associated with a trading and supply function, our trading audit teams comprised individuals who have significant experience of auditing both large commodity trading organisations and financial institutions.

Our audit procedures focused on:

■ discussions with management on whether there were any breakdowns of trading controls or instances of rogue trading reported or known or suspected frauds;

■ testing controls across the trading and supply function, including IT general and IT application controls;

■ independently obtaining confirmation of a sample of open trading positions with brokers and counterparties, or performing alternative procedures as necessary;

■ performing valuation testing of derivative positions, including confirming the appropriateness of price curves used;

■ performing independent testing of valuation models, focusing on validating, contract terms and key assumptions; and

■ testing the completeness of the amounts recorded in the financial statements through procedures to detect unrecorded liabilities as well as detailed cut-off procedures around sales, purchases, trade receivables and trade payables.

We confirmed that we tested the valuation of derivative contracts as at December 31, 2016, and that our testing –through a combination of controls testing and expanded substantive audit procedures -  confirmed the models used to value contracts were appropriate for the purposes of the valuations included in the Consolidated Financial Statements.

Cross-reference: See Note 20 to the “Consolidated Financial Statements”.
Accounting for the assets under Shell’s disposal programme

Shell’s disposal programme continues and there are a number of assets where negotiations with potential buyers are progressing. It is important that Shell actively monitors the progress of each material asset to assess whether or not the criteria for the asset to be classified as an asset held for sale are met. This re-classification may have impairment and/or disclosure implications.

Assessing whether or not an asset should be classified as held for sale is a highly judgemental area.

For an asset to be classified as held for sale the following two criteria must be met:

■ it must be available for immediate sale in its present condition; and

■ the sale must be “highly probable”.

The most significant judgements for 2016 of whether or not a sale is “highly probable” relate to potential material disposals within Upstream and Downstream. Management have concluded that the criteria have not been met in respect of these transactions and therefore have not classified the assets as held for sale.

Our audit procedures for these potential disposals included:

■ monitoring the progress of these transactions and obtaining regular status updates;

■ assessing how committed Shell is to a plan with respect to the sale of each asset;

■ assessing the likelihood of any sales being completed within one year;

■ considering whether or not actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn;

■ understanding what substantive matters were still under discussion with regard to potential disposals; and

■ corroborating, where possible, the factors influencing management’s conclusion.

We communicated to the January 2017 meeting of the Audit Committee that we agreed with management’s assessment that, as at the year end, the criteria to classify the assets as assets held for sale had not been met.

In reaching our conclusion, in the case of each asset we took account of the substantive matters that were still under discussion and the number of commercial factors that remained unresolved at the year-end.

Cross-reference: See Note 2 to the “Consolidated Financial Statements”.

7.	SCOPE OF THE AUDIT OF THE FINANCIAL STATEMENTS

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to Shell’s and the Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Directors; and the overall presentation of the financial statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

8.	RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITOR

As explained more fully in the statement of Directors’ responsibilities set out on page 64, the Directors are responsible for the preparation of the Consolidated Financial Statements and for being satisfied that they give a true and fair view. Our responsibility is to audit and express an opinion on the Consolidated Financial Statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

9.	MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION

ISAs (UK and Ireland) reporting

We are required to report to you if, in our opinion, financial and non-financial information in the Annual Report is:

■ materially inconsistent with the information in the audited financial statements; or

■ apparently materially incorrect based on, or materially inconsistent with, our knowledge of Shell acquired in the course of performing our audit; or

■ otherwise misleading.

In particular, we are required to report whether we have identified any inconsistencies between our knowledge acquired in the course of performing the audit and the Directors’ statement that they consider the Annual Report and Accounts taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the entity’s position and performance, business model and strategy; and whether the Annual Report appropriately addresses those matters that we communicated to the Audit Committee that we consider should have been disclosed.

We have no exceptions to report.

Companies Act 2006 reporting

We are required to report to you if, in our opinion:

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

We have no exceptions to report.

Listing Rules review requirements

We are required to review:

■ the Directors’ statement in relation to going concern, set out on page 65, and longer-term viability, set out on page 65; and

■ the part of the corporate governance statement relating to the Company’s compliance with the provisions of the UK Corporate Governance Code specified for our review.

We have no exceptions to report.

ISAs (UK and Ireland) reporting, Statement on the directors’ assessment of the principal risks that would threaten the solvency or liquidity of the entity

We are required to give a statement as to whether we have anything material to add or to draw attention to in relation to:

■ the Directors’ confirmation in the Annual Report that they have carried out a robust assessment of the principal risks facing the entity, including those that would threaten its business model, future performance, solvency or liquidity;

■ the disclosures in the Annual Report that describe those risks and explain how they are being managed or mitigated;

■ the Directors’ statement in the Directors’ Report (page 65) about whether they considered it appropriate to adopt the going concern basis of accounting in preparing the financial statements, and their identification of any material uncertainties to the entity’s ability to continue to do so over a period of at least 12 months from the date of approval of the financial statements; and

■ the Directors’ explanation in the Annual Report as to how they have assessed the prospects of the entity, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the entity will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

We have nothing material to add or to draw attention to.

/s/ Allister Wilson (Senior Statutory Auditor)

for and on behalf of Ernst & Young LLP,

Statutory Auditor

London

March 8, 2017

1.

The maintenance and integrity of the Shell website are the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

2.	Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2016 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC

We have audited the accompanying consolidated balance sheet of Royal Dutch Shell plc as of December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Royal Dutch Shell plc at December 31, 2016, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

As discussed in Note 5 to the Consolidated Financial Statements, in 2016 Royal Dutch Shell plc elected to change the composition of its reportable segments. We also audited the adjustments to the 2015 and 2014 Consolidated Financial Statements to retrospectively reflect the change in composition of reportable segments. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2015 and 2014 Consolidated Financial Statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 and 2014 Consolidated Financial Statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Royal Dutch Shell plc's internal control over financial reporting as of December 31, 2016, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 8, 2017, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

London, United Kingdom

March 8, 2017

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC

We have audited Royal Dutch Shell plc’s internal control over financial reporting as of December 31, 2016, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Royal Dutch Shell plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting as set out on page 72. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Royal Dutch Shell plc maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Royal Dutch Shell plc as of December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended and our report dated March 8, 2017, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

London, United Kingdom

March 8, 2017

1.

The maintenance and integrity of the Shell website are the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

2.	Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The reports set out above are included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2016 only and do not form part of Royal Dutch Shell plc’s Annual Report on Accounts for 2016.

115        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND ROYAL DUTCH SHELL PLC SHAREHOLDERS

In our opinion, the accompanying Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements before the effects of the adjustments to retrospectively reflect the change in the composition of reportable segments described in Note 5 present fairly, in all material respects, the financial position of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively Shell) at December 31, 2015 and the results of their operations and cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits, before the effects of the adjustments described above, of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the change in the composition of reportable segments described in Note 5 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied.  Those adjustments were audited by other auditors.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

March 9, 2016

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2016 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2016.

116        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

CONSOLIDATED FINANCIAL STATEMENTS

118	Consolidated Statement of Income
118	Consolidated Statement of Comprehensive Income
119	Consolidated Balance Sheet
120	Consolidated Statement of Changes in Equity
121	Consolidated Statement of Cash Flows
122	Notes to the Consolidated Financial Statements
122	Note 1 Basis of preparation
122	Note 2 Key accounting policies, judgements and estimates
127	Note 3 Changes to IFRS not yet adopted
128	Note 4 Acquisition of BG Group plc
129	Note 5 Segment information
131	Note 6 Interest and other income
131	Note 7 Interest expense
131	Note 8 Intangible assets
132	Note 9 Property, plant and equipment
134	Note 10 Joint ventures and associates
135	Note 11 Investments in securities
135	Note 12 Trade and other receivables
136	Note 13 Inventories
136	Note 14 Cash and cash equivalents
136	Note 15 Debt and lease arrangements
139	Note 16 Trade and other payables
139	Note 17 Taxation
141	Note 18 Retirement benefits
143	Note 19 Decommissioning and other provisions
143	Note 20 Financial instruments and other derivative contracts
148	Note 21 Share capital
148	Note 22 Share-based compensation plans and shares held in trust
149	Note 23 Other reserves
150	Note 24 Dividends
151	Note 25 Earnings per share
151	Note 26 Legal proceedings and other contingencies
151	Note 27 Employees
152	Note 28 Directors and Senior Management
152	Note 29 Auditor’s remuneration
152	Note 30 Post balance sheet events

117        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Consolidated Statement of Income	$ million
	Notes	2016	2015	2014
Revenue	5	233,591	264,960	421,105
Share of profit of joint ventures and associates	10	3,545	3,527	6,116
Interest and other income	6	2,897	3,669	4,123
Total revenue and other income		240,033	272,156	431,344
Purchases		162,574	194,644	327,278
Production and manufacturing expenses		28,434	28,095	30,038
Selling, distribution and administrative expenses		12,101	11,956	13,965
Research and development		1,014	1,093	1,222
Exploration		2,108	5,719	4,224
Depreciation, depletion and amortisation	5	24,993	26,714	24,499
Interest expense	7	3,203	1,888	1,804
Total expenditure		234,427	270,109	403,030
Income before taxation		5,606	2,047	28,314
Taxation charge/(credit)	17	829	(153)	13,584
Income for the period	5	4,777	2,200	14,730
Income/(loss) attributable to non-controlling interest		202	261	(144)
Income attributable to Royal Dutch Shell plc shareholders		4,575	1,939	14,874
Basic earnings per share ($)	25	0.58	0.31	2.36
Diluted earnings per share ($)	25	0.58	0.30	2.36

Consolidated Statement of Comprehensive Income	$ million
	Notes	2016	2015	2014
Income for the period		4,777	2,200	14,730
Other comprehensive income/(loss), net of tax	23
Items that may be reclassified to income in later periods:
Currency translation differences		703	(7,121)	(5,321)
Unrealised losses on securities		(214)	(707)	(797)
Cash flow hedging (losses)/gains		(617)	61	528
Net investment hedging losses		(2,024)	—	—
Share of other comprehensive loss of joint ventures and associates	10	(28)	(40)	(156)
Total		(2,180)	(7,807)	(5,746)
Items that are not reclassified to income in later periods:
Retirement benefits remeasurements		(3,817)	4,951	(6,482)
Other comprehensive loss for the period		(5,997)	(2,856)	(12,228)
Comprehensive (loss)/income for the period		(1,220)	(656)	2,502
Comprehensive income/(loss) attributable to non-controlling interest		154	155	(190)
Comprehensive (loss)/income attributable to Royal Dutch Shell plc shareholders		(1,374)	(811)	2,692

118        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Consolidated Balance Sheet	$ million
	Notes	Dec 31, 2016	Dec 31, 2015
Assets
Non-current assets
Intangible assets	8	23,967	6,283
Property, plant and equipment	9	236,098	182,838
Joint ventures and associates	10	33,255	30,150
Investments in securities	11	5,952	3,416
Deferred tax	17	14,425	11,033
Retirement benefits	18	1,456	4,362
Trade and other receivables	12	9,553	8,717
		324,706	246,799
Current assets
Inventories	13	21,775	15,822
Trade and other receivables	12	45,664	45,784
Cash and cash equivalents	14	19,130	31,752
		86,569	93,358
Total assets		411,275	340,157
Liabilities
Non-current liabilities
Debt	15	82,992	52,849
Trade and other payables	16	6,925	4,528
Deferred tax	17	15,274	8,976
Retirement benefits	18	14,130	12,587
Decommissioning and other provisions	19	29,618	26,148
		148,939	105,088
Current liabilities
Debt	15	9,484	5,530
Trade and other payables	16	53,417	52,770
Taxes payable	17	6,685	8,233
Retirement benefits	18	455	350
Decommissioning and other provisions	19	3,784	4,065
		73,825	70,948
Total liabilities		222,764	176,036
Equity
Share capital	21	683	546
Shares held in trust	22	(901)	(584)
Other reserves	23	11,298	(17,186)
Retained earnings		175,566	180,100
Equity attributable to Royal Dutch Shell plc shareholders		186,646	162,876
Non-controlling interest		1,865	1,245
Total equity		188,511	164,121
Total liabilities and equity		411,275	340,157

Signed on behalf of the Board /s/ Simon Henry
Simon Henry
Chief Financial Officer
March 8, 2017

119        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Consolidated Statement of Changes in Equity	$ million
	Equity attributable to Royal Dutch Shell plc shareholders
	Share capital (see Note 21)	Shares held in trust (see Note 22)	Other reserves (see Note 23)	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2016	546	(584)	(17,186)	180,100	162,876	1,245	164,121
Comprehensive loss for the period	—	—	(5,949)	4,575	(1,374)	154	(1,220)
Dividends paid (see Note 24)	—	—	—	(14,959)	(14,959)	(180)	(15,139)
Scrip dividends (see Note 24)	17	—	(17)	5,282	5,282	—	5,282
Shares issued (see Note 4)	120	—	33,930	—	34,050	—	34,050
Share-based compensation [A]	—	(317)	520	141	344	—	344
Other changes in non-controlling interest [B]	—	—	—	427	427	646	1,073
At December 31, 2016	683	(901)	11,298	175,566	186,646	1,865	188,511
At January 1, 2015	540	(1,190)	(14,365)	186,981	171,966	820	172,786
Comprehensive loss for the period	—	—	(2,750)	1,939	(811)	155	(656)
Dividends paid (see Note 24)	—	—	—	(11,972)	(11,972)	(117)	(12,089)
Scrip dividends (see Note 24)	7	—	(7)	2,602	2,602	—	2,602
Repurchases of shares	(1)	—	1	1	1	—	1
Share-based compensation	—	606	(65)	48	589	—	589
Other changes in non-controlling interest [B]	—	—	—	501	501	387	888

At December 31, 2015	546	(584)	(17,186)	180,100	162,876	1,245	164,121
At January 1, 2014	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148
Comprehensive income for the period	—	—	(12,182)	14,874	2,692	(190)	2,502
Dividends paid (see Note 24)	—	—	—	(11,843)	(11,843)	(116)	(11,959)
Scrip dividends (see Note 24)	6	—	(6)	2,399	2,399	—	2,399
Repurchases of shares	(8)	—	8	(2,787)	(2,787)	—	(2,787)
Share-based compensation	—	742	(148)	137	731	—	731
Other changes in non-controlling interest [B]	—	—	—	727	727	25	752

At December 31, 2014	540	(1,190)	(14,365)	186,981	171,966	820	172,786

[A] Includes a reclassification of $534 million between shares held in trust and other reserves, with no impact on total equity, in order to appropriately reflect the carrying amount of shares held in trust at cost.

[B] Mainly relates to public offerings of limited partner units in Shell Midstream Partners, L.P. The difference between the proceeds after tax and the increase in non-controlling interest, measured by reference to the carrying amount of the entity’s net assets at the date of each transaction, was recognised in retained earnings.

120        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Consolidated Statement of Cash Flows	$ million
	Notes	2016	2015	2014
Income for the period		4,777	2,200	14,730
Adjustment for:
Current tax		2,731	7,058	13,757
Interest expense (net)		2,752	1,529	1,598
Depreciation, depletion and amortisation		24,993	26,714	24,499
Net gains on sale and revaluation of non-current assets and businesses		(2,141)	(3,460)	(3,212)
(Increase)/decrease in inventories		(5,658)	2,827	7,958
Decrease/(increase) in current receivables		2,038	9,852	(1,541)
Decrease in current payables		(2,669)	(7,158)	(12)
Share of profit of joint ventures and associates		(3,545)	(3,527)	(6,116)
Dividends received from joint ventures and associates		3,820	4,627	6,902
Deferred tax, retirement benefits, decommissioning and other provisions		(823)	(5,827)	(1,720)
Other		(1,226)	2,648	2,500
Tax paid		(4,434)	(7,673)	(14,299)
Cash flow from operating activities		20,615	29,810	45,044
Capital expenditure		(22,116)	(26,131)	(31,676)
Acquisition of BG Group plc, net of cash and cash equivalents acquired	4	(11,421)	—	—
Investments in joint ventures and associates		(1,330)	(896)	(1,426)
Proceeds from sale of property, plant and equipment and businesses		2,072	4,720	9,873
Proceeds from sale of joint ventures and associates		1,565	276	4,163
Interest received		470	288	174
Other		(203)	(664)	(765)
Cash flow from investing activities		(30,963)	(22,407)	(19,657)
Net decrease in debt with maturity period within three months		(360)	(586)	(3,332)
Other debt:
New borrowings		18,144	21,500	7,778
Repayments		(6,710)	(6,023)	(4,089)
Interest paid		(2,938)	(1,742)	(1,480)
Change in non-controlling interest		1,110	598	989
Cash dividends paid to:
Royal Dutch Shell plc shareholders	24	(9,677)	(9,370)	(9,444)
Non-controlling interest		(180)	(117)	(116)
Repurchases of shares		—	(409)	(3,328)
Shares held in trust: net (purchases)/sales and dividends received		(160)	(39)	232
Cash flow from financing activities		(771)	3,812	(12,790)
Currency translation differences relating to cash and cash equivalents		(1,503)	(1,070)	(686)
(Decrease)/increase in cash and cash equivalents		(12,622)	10,145	11,911
Cash and cash equivalents at January 1		31,752	21,607	9,696
Cash and cash equivalents at December 31	14	19,130	31,752	21,607

121        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 BASIS OF PREPARATION

The Consolidated Financial Statements of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively referred to as Shell) have been prepared in accordance with the provisions of the Companies Act 2006 (the Act) and Article 4 of the IAS Regulation, and therefore in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. As applied to Shell, there are no material differences from IFRS as issued by the International Accounting Standards Board (IASB); therefore, the Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

As described in the accounting policies in Note 2, the Consolidated Financial Statements have been prepared under the historical cost convention except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods.

The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 8, 2017.

2 KEY ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

NATURE OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements are presented in US dollars (dollars) and comprise the financial statements of the Company and its subsidiaries, being those entities over which the Company has control, either directly or indirectly, through exposure or rights to their variable returns and the ability to affect those returns through its power over the entities. Information about subsidiaries at December 31, 2016, can be found in Exhibit 8.

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

CURRENCY TRANSLATION

Foreign currency transactions are translated using the exchange rate at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at quarter-end exchange rates of monetary assets and liabilities denominated in foreign currencies (including those in respect of inter-company balances unless related to loans of a long-term investment nature) are recognised in income, except when recognised in other comprehensive income in respect of cash flow or net investment hedges, and presented within interest and other income or within purchases where not related to financing. Share capital issued in currencies other than the dollar is translated at the exchange rate at the date of issue.

On consolidation, assets and liabilities of non-dollar entities are translated to dollars at year-end rates of exchange, while their statements of income, other comprehensive income and cash flows are translated at quarterly average rates. The resulting translation differences are recognised as currency translation differences within other comprehensive income. Upon sale of all or part of an interest in, or upon liquidation of, an entity, the appropriate portion of cumulative currency translation differences related to that entity are generally recognised in income.

REVENUE RECOGNITION

Revenue from sales of oil, natural gas, chemicals and other products is recognised at the fair value of consideration received or receivable, after deducting sales taxes, excise duties and similar levies, when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. For sales by Integrated Gas and Upstream operations, this generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism; for sales by refining operations it is either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms; and for sales of oil products and chemicals it is either at the point of delivery or the point of receipt, depending on contractual conditions.

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

EXPLORATION COSTS

Hydrocarbon exploration costs are accounted for under the successful efforts method: exploration costs are recognised in income when incurred, except that exploratory drilling costs, including in respect of operating leases, are included in property, plant and equipment pending determination of proved reserves. Exploration costs capitalised in respect of exploration wells that are more than 12 months old are written off unless: (a) proved reserves are booked; or (b) (i) they have found commercially producible quantities of reserves and (ii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is underway or firmly planned for the near future or other activities are being undertaken to sufficiently progress the assessing of reserves and the economic and operating viability of the project.

122        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

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

Property, plant and equipment and intangible assets are subsequently carried at cost less accumulated depreciation, depletion and amortisation (including any impairment). Gains and losses on sale are determined by comparing the proceeds with the carrying amounts of assets sold and are recognised in income, within interest and other income.

An asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, which is when the sale is highly probable and it is available for immediate sale. Assets classified as held for sale are measured at the lower of the carrying amount upon classification and the fair value less costs to sell.

Depreciation, depletion and amortisation

Property, plant and equipment related to hydrocarbon production activities are in principle depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, other than assets whose useful lives differ from the lifetime of the field which are depreciated applying the straight-line method. However, for certain Upstream assets, other approaches are applied to determine the reserves base for the purpose of calculating depreciation, such as using management’s expectations of future oil and gas prices rather than yearly average prices, to provide a phasing of periodic depreciation charges that more appropriately reflects the expected utilisation of the assets concerned.

Rights and concessions in respect of proved properties are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Where individually insignificant, unproved properties may be grouped and depreciated based on factors such as the average concession term and past experience of recognising proved reserves.

Property, plant and equipment held under finance leases and capitalised LNG off-take and sales contracts are depreciated or amortised over the term of the respective contract. Other property, plant and equipment and intangible assets are depreciated or amortised on a straight-line basis over their estimated useful lives, except for goodwill, which is not amortised. They include refineries and chemical plants (for which the useful life is generally 20 years), retail service stations (15 years), upgraders (30 years) and major inspection costs, which are depreciated over the estimated period before the next planned major inspection (three to five years).

On classification held for sale, depreciation on the asset ceases.

Estimates of the useful lives and residual values of property, plant and equipment and intangible assets are reviewed annually and adjusted if appropriate.

Impairment

The carrying amount of goodwill is tested for impairment annually; in addition, assets other than unproved properties (see “Exploration costs”) are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. On classification as held for sale, the carrying amounts of property, plant and equipment and intangible assets are also reviewed. If assets are determined to be impaired, the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs to sell (see “Fair value measurements”) and value in use.

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

Impairment losses and reversals are reported within depreciation, depletion and amortisation.

123        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

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

Proved reserves are estimated by reference to available geological and engineering data and only include volumes for which access to market is assured with reasonable certainty. Yearly average oil and gas prices are applied in the determination of proved reserves. Estimates of proved reserves are inherently imprecise, require the application of judgement and are subject to regular revision, either upward or downward, based on new information such as from the drilling of additional wells, observation of long-term reservoir performance under producing conditions and changes in economic factors, including product prices, contract terms or development plans.

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

Judgement is involved in determining when to use an alternative reserves base in order to appropriately reflect the expected utilisation of the assets concerned (see "Depreciation, depletion and amortisation").

Information about the carrying amounts of exploration and production assets and the amounts charged to income, including depreciation, depletion and amortisation, is presented in Note 9.

Impairment

For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment loss or its reversal, the key assumptions management uses in estimating risk-adjusted future cash flows for value-in-use measures are future oil and gas prices, expected production volumes and refining margins appropriate to the local circumstances and environment. These assumptions and the judgements of management that are based on them are subject to change as new information becomes available. Changes in economic conditions can also affect the rate used to discount future cash flow estimates.

Future price assumptions tend to be stable because management does not consider short-term increases or decreases in prices as being indicative of long-term levels, but they are nonetheless subject to change. Expected production volumes, which comprise proved reserves and unproved volumes, are used for impairment testing because management believes this to be the most appropriate indicator of expected future cash flows. As discussed in “Proved oil and gas reserves” above, reserves estimates are inherently imprecise. Furthermore, projections about unproved volumes are based on information that is necessarily less robust than that available for mature reservoirs. Due to the nature and geographical spread of the business activity in which those assets are used, it is typically not practicable to estimate the likelihood or extent of impairments under different sets of assumptions for Shell overall.

Changes in assumptions could affect the carrying amounts of assets, and any impairment losses and reversals will affect income.

Judgement, which is subject to change as new information becomes available, can be required in determining when an asset is classified as held for sale. A change in that judgement could result in impairment charges affecting income, depending on whether classification requires a write down of the asset to its fair value less costs to sell.

Information about the carrying amounts of assets and impairments is presented in Notes 8 and 9.

LEASES

Agreements under which payments are made to owners in return for the right to use an asset for a period are accounted for as leases. Leases that transfer substantially all the risks and rewards of ownership are recognised at the commencement of the lease term as finance leases within property, plant and equipment and debt at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Finance lease payments are apportioned between interest expense and repayments of debt. All other leases are classified as operating leases and the cost is recognised in income on a straight-line basis, except where capitalised as exploration drilling costs (see "Exploration costs").

JOINT ARRANGEMENTS AND ASSOCIATES

Arrangements under which Shell has contractually agreed to share control (see “Nature of the Consolidated Financial Statements”) with another party or parties are joint ventures where the parties have rights to the net assets of the arrangement, or joint operations where the parties have rights to the assets and obligations for the liabilities relating to the arrangement. Investments in entities over which Shell has the right to exercise significant influence but neither control nor joint control are classified as associates. Information about incorporated joint arrangements and associates at December 31, 2016, can be found in Exhibit 8.

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

124        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

INVENTORIES

Inventories are stated at cost or net realisable value, whichever is lower. Cost comprises direct purchase costs (including transportation), and associated costs incurred in bringing inventories to their present condition and location, and is determined using the first-in, first-out (FIFO) method for oil, gas and chemicals and by the weighted average cost method for materials.

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

Deferred tax assets and liabilities are calculated using the enacted or substantively enacted rates that are expected to apply when an asset is realised or a liability is settled. They are not recognised where they arise on the initial recognition of goodwill or of an asset or liability in a transaction (other than in a business combination) that, at the time of the transaction, affects neither accounting nor taxable profit, or in respect of taxable temporary differences associated with subsidiaries, joint ventures and associates where the reversal of the respective temporary difference can be controlled by Shell and it is probable that it will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, unused tax losses and credits carried forward can be utilised.

Income taxes are recognised in income except when they relate to items recognised in other comprehensive income, in which case the tax is recognised in other comprehensive income. Income tax assets and liabilities are presented separately in the Consolidated Balance Sheet except where there is a right of offset within fiscal jurisdictions and an intention to settle such balances on a net basis.

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

Taxation information, including charges and deferred tax assets and liabilities, is presented in Note 17. Income taxes include taxes at higher rates levied on income from certain Integrated Gas and Upstream activities.

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

125        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

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

Provisions for decommissioning and restoration costs, which arise principally in connection with hydrocarbon production facilities and pipelines, are measured on the basis of current requirements, technology and price levels; the present value is calculated using amounts discounted over the useful economic life of the assets. The liability is recognised (together with a corresponding amount as part of the related property, plant and equipment) once an obligation crystallises in the period when a reasonable estimate can be made. The effects of changes resulting from revisions to the timing or the amount of the original estimate of the provision are reflected on a prospective basis, generally by adjustment to the carrying amount of the related property, plant and equipment. However, where there is no related asset, or the change reduces the carrying amount to nil, the effect, or the amount in excess of the reduction in the related asset to nil, is recognised in income.

Redundancy provisions are recognised when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline, and the employees affected have been notified of the plan's main features.

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

Key accounting judgements and estimates

Provisions are recognised for the future decommissioning and restoration of hydrocarbon production facilities and pipelines at the end of their economic lives. The estimated cost is recognised in income over the life of the proved developed reserves on a unit-of-production basis or on a straight-line basis, as applicable. Changes in the estimates of costs to be incurred, proved developed reserves or the rate of production will therefore impact income, generally over the remaining economic life of the related assets.

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

Financial assets

Investments in securities

Investments in securities (also referred to as “securities”) comprise equity and debt securities classified on initial recognition as available-for-sale and are carried at fair value, except where their fair value cannot be measured reliably, in which case they are carried at cost, less any impairment. Unrealised holding gains and losses other than impairments are recognised in other comprehensive income, except for translation differences arising on foreign currency debt securities, which are recognised in income. On maturity or sale, net gains and losses previously deferred in accumulated other comprehensive income are recognised in income.

Interest income on debt securities is recognised in income using the effective interest method. Dividends on equity securities are recognised in income when receivable.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and in hand, including offsetting bank overdrafts, short-term bank deposits, money market funds, reverse repos and similar instruments that have a maturity of three months or less at the date of purchase.

Trade receivables

Trade receivables are recognised initially at fair value based on amounts exchanged and subsequently at amortised cost less any impairment.

Financial liabilities

Debt and trade payables are recognised initially at fair value based on amounts exchanged, net of transaction costs, and subsequently at amortised cost except for fixed rate debt subject to fair value hedging which is remeasured for the hedged risk (see below). Interest expense on debt is accounted for using the effective interest method and, other than interest capitalised, is recognised in income.

Derivative contracts and hedges

Derivative contracts are used in the management of interest rate risk, foreign exchange risk and commodity price risk, and in the management of foreign currency cash balances. These contracts are recognised at fair value.

Certain derivative contracts qualify and are designated either as a “fair value” hedge of the change in fair value of a recognised asset or liability or an unrecognised firm commitment or as a “cash flow” hedge of the change in cash flows to be received or paid relating to a recognised asset or liability or a highly probable forecast transaction.

A change in the fair value of a hedging instrument designated as a fair value hedge is recognised in income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative contract designated as a cash flow hedge is recognised in other comprehensive income until the hedged transaction occurs; any ineffective portion is recognised in income. Where the hedged item is a non-financial asset or liability, the amount in accumulated other comprehensive income is transferred to the initial carrying amount of the asset or liability (reclassified to the balanced sheet); for other hedged items, the amount in accumulated other comprehensive income is reclassified to income when the hedged transaction affects income.

126        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

The effective portion of a change due to retranslation at quarter-end exchange rates in the carrying amount of debt and the principal amount of derivative contracts used to hedge net investments in foreign operations is recognised in other comprehensive income until the related investment is sold or liquidated; any ineffective portion is recognised in income.

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

Key accounting judgements and estimates

The acquisition of BG Group plc required management to estimate the fair value of the assets acquired and liabilities assumed; further information is given in Note 4.

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

ACQUISITIONS AND SALES OF INTERESTS IN A BUSINESS

Assets acquired and liabilities assumed when control is obtained over a business, and, with effect from January 1, 2016, when an interest or an additional interest is acquired in a joint operation which is a business, are recognised at their fair value at the date of the acquisition; the amount of the purchase consideration above this value is recognised as goodwill. When control is obtained, any non-controlling interest is recognised as the proportionate share of the identifiable net assets. The acquisition of a non-controlling interest in a subsidiary and the sale of an interest while retaining control are accounted for as transactions within equity. The difference between the purchase consideration or sale proceeds after tax and the relevant proportion of the non-controlling interest, measured by reference to the carrying amount of the interest’s net assets at the date of acquisition or sale, is recognised in retained earnings as a movement in equity attributable to Royal Dutch Shell plc shareholders.

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

IFRS 16 Leases was issued in 2016 to replace IAS 17 Leases and is required to be adopted by 2019. Under the new standard all lease contracts, with limited exceptions, are recognised in financial statements by way of right of use assets and corresponding lease liabilities. Compared with the existing accounting for operating leases, it will also impact the classification and timing of expenses and consequently the classification between cash flow from operating activities and cash flow from financing activities. A key aspect being considered in Shell’s review of the new standard is whether to apply any transitional options such as the modified retrospective approach, which would mean that the cumulative effect of initially applying the standard is recognised at the date of initial application and there is no restatement of comparative information.

It is not intended that Shell will early adopt IFRS 9, IFRS 15 or IFRS 16.

127        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

4 ACQUISITION OF BG GROUP PLC

On February 15, 2016, the Company acquired all the voting rights in BG Group plc (BG) by means of a Scheme of Arrangement under Part 26 of the Act for a purchase consideration of $54,034 million. This included cash of $19,036 million and the fair value ($34,050 million) of 218.7 million A shares and 1,305.1 million B shares issued in exchange for all BG shares. The fair value of the shares issued was calculated using the market price of the Company’s A and B shares of 1,545.0 and 1,538.5 pence respectively on the London Stock Exchange at its opening of business on February 15, 2016.

BG’s activities mainly comprised exploration, development, production, liquefaction and marketing of hydrocarbons, the development and use of liquefied natural gas (LNG) import facilities, and the purchase, shipping and sale of LNG and regasified natural gas. The acquisition was to accelerate Shell’s growth strategy in global LNG and deep water, with material additions to proved oil and gas reserves and production volumes, and to provide Shell with enhanced positions in competitive new oil and gas projects, particularly in Australia LNG and Brazil deep water.

Goodwill of $10,997 million was recognised on the acquisition, being the excess of the purchase consideration over the fair value of net assets acquired as set out below. The net asset fair values, in line with accounting standards, were determined, where applicable, and particularly in respect of property, plant and equipment and intangible assets, by reference to oil and gas prices as reflected in the prevailing market view on the day of completion, as well as using estimates of proved oil and gas reserves and unproved volumes including timing of production, discount rates and exchange rates. Oil and gas prices were based on the forward price curve for the first two years, and for subsequent years based on the market consensus price view.

Fair value of net assets acquired	$ million

Assets
Non-current assets
Intangible assets	7,765
Property, plant and equipment	56,067
Joint ventures and associates	4,551
Investments in securities	182
Deferred tax	3,278
Retirement benefits	236
Trade and other receivables	1,550
73,629
Current assets
Inventories	712
Trade and other receivables	4,085
Cash and cash equivalents	6,803
11,600
Total assets	85,229
Liabilities
Non-current liabilities
Debt	19,690
Trade and other payables	1,876
Deferred tax	8,441
Decommissioning and other provisions	5,542
35,549
Current liabilities
Debt	1,544
Trade and other payables	4,373
Taxes payable	726
6,643
Total liabilities	42,192
Total	43,037

Acquisition costs of $391 million ($47 million in 2015 and $344 million in 2016) were recognised in the Consolidated Statement of Income in production and manufacturing and selling, distribution and administrative expenses.

The acquired activities of BG were integrated with those of other Shell entities and therefore it is impracticable to identify separately either the amounts of revenue and income since the date of acquisition that BG has contributed to the Consolidated Statement of Income, or the revenue and income of Shell for 2016 had the acquisition date been January 1, 2016.

128        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

5 SEGMENT INFORMATION

Shell is engaged in the principal aspects of the oil and gas industry in more than 70 countries. Segmental reporting has been changed with effect from 2016, in line with a change in the way Shell’s businesses are managed. Shell now reports its business through the segments Integrated Gas (previously part of Upstream), Upstream, Downstream and Corporate. Comparative information has been reclassified.

Integrated Gas is engaged in the liquefaction and transportation of gas, and the conversion of natural gas to liquids to provide fuels and other products, as well as projects with an integrated activity - from producing to commercialising gas. Upstream combines the operating segments Upstream, which is engaged in the exploration for and extraction of crude oil, natural gas and natural gas liquids, and the marketing and transportation of oil and gas, and Oil Sands, which is engaged in the extraction of bitumen from mined oil sands and conversion into synthetic crude oil. These operating segments have similar economic characteristics because their earnings are significantly dependent on crude oil and natural gas prices and production volumes, and because their projects generally require significant investment, are complex and generate revenues for many years. Downstream is engaged in oil products and chemicals manufacturing and marketing activities. Corporate represents the key support functions, comprising Shell’s holdings and treasury organisation, its self-insurance activities and its headquarters and central functions. Integrated within the Integrated Gas, Upstream and Downstream segments are Shell’s trading activities, technical services and technology capability, and functions such as safety and environment, and carbon dioxide management. Sales between segments are based on prices generally equivalent to commercially available prices.

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

Information by segment on a current cost of supplies basis is as follows:

2016	$ million
	Integrated Gas	Upstream	Downstream	Corporate	Total
CCS earnings	2,529	(3,674)	6,588	(1,751)	3,692
Revenue and other income
Revenue
Third party	25,282	6,412	201,823	74	233,591
Inter-segment	3,908	26,524	1,727	—
Share of profit/(loss) of joint ventures and associates	1,116	222	2,244	(182)	3,400
Interest and other income	765	839	851	442	2,897
Total					239,888
Depreciation, depletion and amortisation charge, of which:	4,509	16,779	3,681	24	24,993
Impairment losses	72	1,274	588	6	1,940
Impairment reversals	—	—	38	—	38
Interest expense	247	852	91	2,013	3,203
Taxation charge/(credit)	1,254	(938)	1,008	(839)	485

2015	$ million
	Integrated Gas	Upstream	Downstream	Corporate	Total
CCS earnings	3,170	(8,833)	10,243	(425)	4,155
Revenue and other income
Revenue
Third party	21,741	6,739	236,384	96	264,960
Inter-segment	4,248	26,824	1,362	—
Share of profit/(loss) of joint ventures and associates	1,471	491	2,215	(327)	3,850
Interest and other income	537	1,819	1,156	157	3,669
Total					272,479
Depreciation, depletion and amortisation charge, of which:	2,597	20,404	3,667	46	26,714
Impairment losses	210	8,536	556	27	9,329
Impairment reversals	—	—	3	—	3
Interest expense	106	775	51	956	1,888
Taxation charge/(credit)	937	(927)	1,639	(1,156)	493

129        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

2014	$ million
	Integrated Gas	Upstream	Downstream	Corporate	Total
CCS earnings	10,610	5,231	3,411	(156)	19,096
Revenue and other income
Revenue
Third party	33,148	12,092	375,752	113	421,105
Inter-segment	6,861	47,838	2,294	—
Share of profit/(loss) of joint ventures and associates	4,324	1,178	1,693	(346)	6,849
Interest and other income	3,156	873	41	53	4,123
Total					432,077
Depreciation, depletion and amortisation charge, of which:	2,662	15,206	6,619	12	24,499
Impairment losses	92	3,495	3,396	—	6,983
Impairment reversals	—	100	251	—	351
Interest expense	106	847	86	765	1,804
Taxation charge/(credit)	4,008	11,269	1,085	(1,324)	15,038

Reconciliation of CCS earnings to income for the period	$ million
	2016	2015	2014
CCS earnings	3,692	4,155	19,096
Current cost of supplies adjustment:
Purchases	1,284	(2,278)	(5,087)
Taxation	(344)	646	1,454
Share of profit/(loss) of joint ventures and associates	145	(323)	(733)
Income for the period	4,777	2,200	14,730

Information by geographical area is as follows:

2016	$ million
	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	81,573	83,103	49,147	19,768	233,591
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	43,901	121,618	60,430	67,371	293,320

2015	$ million
	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	95,223	95,892	50,666	23,179	264,960
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	33,439	104,949	51,269	29,614	219,271

2014	$ million
	Europe	Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	154,709	149,869	80,133	36,394	421,105
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	35,220	105,226	51,124	39,536	231,106

130        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

6 INTEREST AND OTHER INCOME

	$ million
	2016	2015	2014
Interest income	451	359	206
Dividend income (from investments in securities)	264	456	888
Net gains on sale and revaluation of non-current assets and businesses	2,141	3,460	3,212
Net foreign exchange gains/(losses) on financing activities	343	(649)	(195)
Other	(302)	43	12
Total	2,897	3,669	4,123

Net gains on sale of non-current assets and businesses in 2016 arose mainly in respect of Upstream assets in North America and Downstream assets in Denmark and Japan. In addition, in respect of Shell’s interest in Woodside Petroleum Limited (Woodside) (see Notes 10 and 11) a revaluation gain of $293 million was recognised and a gain of $358 million on the related release of cumulative currency translation differences was recognised in net foreign exchange gains on financing activities. Other mainly relates to the write down of an investment in securities.

Net gains on sale of non-current assets and businesses in 2015 arose mainly in respect of interests in Nigeria (Upstream), interests in France and Norway (Downstream) and an office building in the UK (Corporate). In 2014, they arose mainly in respect of Integrated Gas interests in Australia and Upstream interests in Nigeria and the USA.

Other net foreign exchange losses of $49 million in 2016 (2015: $197 million; 2014: $122 million) were included in purchases.

7 INTEREST EXPENSE

	$ million
	2016	2015	2014
Interest incurred and similar charges	2,732	1,832	1,517
Less: interest capitalised	(725)	(839)	(757)
Other net losses/(gains) on fair value hedges of debt	4	(37)	5
Accretion expense	1,192	932	1,039
Total	3,203	1,888	1,804

The rate applied in determining the amount of interest capitalised in 2016 was 3% (2015: 3%; 2014: 3%).

8 INTANGIBLE ASSETS

2016	$ million
	Goodwill	LNG off-take and sales contracts	Other	Total
Cost
At January 1	2,604	3,271	4,473	10,348
Additions on acquisition of BG (see Note 4)	10,997	7,158	607	18,762
Other additions	—	—	130	130
Sales, retirements and other movements	(3)	—	—	(3)
Currency translation differences	(6)	—	(125)	(131)
At December 31	13,592	10,429	5,085	29,106
Depreciation, depletion and amortisation, including impairments
At January 1	594	556	2,915	4,065
Charge for the year	—	919	306	1,225
Sales, retirements and other movements	—	—	(63)	(63)
Currency translation differences	11	—	(99)	(88)
At December 31	605	1,475	3,059	5,139
Carrying amount at December 31	12,987	8,954	2,026	23,967

131        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

2015	$ million
	Goodwill	LNG off-take and sales contracts	Other	Total
Cost
At January 1	2,712	3,271	4,562	10,545
Additions	—	—	277	277
Sales, retirements and other movements	—	—	(174)	(174)
Currency translation differences	(108)	—	(192)	(300)
At December 31	2,604	3,271	4,473	10,348
Depreciation, depletion and amortisation, including impairments
At January 1	316	278	2,875	3,469
Charge for the year	315	278	335	928
Sales, retirements and other movements	—	—	(156)	(156)
Currency translation differences	(37)	—	(139)	(176)
At December 31	594	556	2,915	4,065
Carrying amount at December 31	2,010	2,715	1,558	6,283

Goodwill at December 31, 2016, principally related to BG (see Note 4) which was allocated to Integrated Gas ($4,954 million) and Upstream ($6,043 million) at the operating segment level, and to Pennzoil-Quaker State Company (PQS), a lubricants business in the Downstream segment based largely in North America.

For impairment testing purposes, the respective carrying amount was compared with the value in use. The nominal pre-tax discount rate applied was 6% (2015: 6%). Cash flow projections for the Integrated Gas and Upstream segments were made using management’s forecasts of commodity prices, market supply and demand and expected production volumes, and were risk-adjusted (see Note 2). Cash flow projections for PQS reflected long-term growth rates that were assumed to be equal to the average expected inflation rate for the USA (2016: 2%; 2015: 2%) and were adjusted for a variety of risks, in particular volume and margin deterioration.

9 PROPERTY, PLANT AND EQUIPMENT

2016	$ million
	Exploration and production		Manufacturing,
	Exploration and evaluation	Production	supply and distribution	Other	Total
Cost
At January 1	27,728	239,559	73,648	20,988	361,923
Additions on acquisition of BG (see Note 4)	916	54,775	314	62	56,067
Other additions	1,961	17,304	4,818	1,250	25,333
Sales, retirements and other movements	(5,210)	(3,557)	(653)	(1,545)	(10,965)
Currency translation differences	(19)	(5,549)	(841)	(692)	(7,101)
At December 31	25,376	302,532	77,286	20,063	425,257
Depreciation, depletion and amortisation, including impairments
At January 1	8,095	122,586	38,158	10,246	179,085
Charge for the year	828	18,182	3,842	916	23,768
Sales, retirements and other movements	(2,602)	(3,326)	(1,696)	(1,354)	(8,978)
Currency translation differences	42	(3,842)	(631)	(285)	(4,716)
At December 31	6,363	133,600	39,673	9,523	189,159
Carrying amount at December 31	19,013	168,932	37,613	10,540	236,098

132        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

2015	$ million
	Exploration and production		Manufacturing,
	Exploration and evaluation	Production	supply and distribution	Other	Total
Cost
At January 1	29,922	234,725	75,681	23,871	364,199
Additions	3,523	17,425	4,148	1,458	26,554
Sales, retirements and other movements	(4,467)	(442)	(2,975)	(2,357)	(10,241)
Currency translation differences	(1,250)	(12,149)	(3,206)	(1,984)	(18,589)
At December 31	27,728	239,559	73,648	20,988	361,923
Depreciation, depletion and amortisation, including impairments
At January 1	3,810	116,476	39,347	12,094	171,727
Charge for the year	4,968	16,229	3,654	935	25,786
Sales, retirements and other movements	(427)	(3,912)	(2,792)	(1,748)	(8,879)
Currency translation differences	(256)	(6,207)	(2,051)	(1,035)	(9,549)
At December 31	8,095	122,586	38,158	10,246	179,085
Carrying amount at December 31	19,633	116,973	35,490	10,742	182,838

The carrying amount at December 31, 2016, included $45,396 million (2015: $45,701 million) of assets under construction. This amount excludes exploration and evaluation assets. The carrying amount at December 31, 2016, also included $385 million of assets classified as held for sale (2015: $1,161 million).

The carrying amount of exploration and production assets at December 31, 2016, included rights and concessions in respect of proved and unproved properties of $15,610 million (2015: $17,204 million). Exploration and evaluation assets principally comprise rights and concessions in respect of unproved properties and capitalised exploration drilling costs.

Contractual commitments for the purchase of property, plant and equipment at December 31, 2016, amounted to $4,825 million (2015: $3,062 million). In addition, Shell has other commitments for future expenditure that, when incurred, are also expected to be recognised as additions to property, plant and equipment, such as the majority of operating lease payments in respect of drilling and ancillary equipment (see Note 15).

Carrying amount of property, plant and equipment held under finance leases [A]	$ million
	Dec 31, 2016	Dec 31, 2015
Exploration and production	7,930	2,080
Manufacturing, supply and distribution	3,108	1,856
Other	227	324
Total	11,265	4,260

[A] See Note 15.

Impairments	$ million
	2016	2015	2014
Impairment losses [A]
Exploration and production	1,324	8,387	3,585
Manufacturing, supply and distribution	567	458	3,099
Other	40	165	299
Total	1,931	9,010	6,983
Impairment reversals [A]
Exploration and production	—	—	100
Manufacturing, supply and distribution	36	—	—
Other	2	3	244
Total	38	3	344

[A] Presented by segment in Note 5, together with impairment losses and reversals in respect of intangible assets.

133        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Impairment losses in 2016 were mainly triggered by asset performance, disposals and project cancellations. They related primarily in Upstream to shale and deep-water properties in North and South America and in Downstream to disposals and assets held for sale in the refining portfolio. Impairment losses in 2015 were principally in Upstream related to North American shale properties, following revisions to Shell’s long-term oil and gas price outlook, and to cancelled projects in Alaska and Carmon Creek in Canada. Impairment losses in 2014 were mainly in Upstream in respect of US tight-gas properties, in response to changes to future capital expenditure plans, and in Downstream in the refining portfolio, in response to the continuation of weak industry margins.

Capitalised exploration drilling costs	$ million
	2016	2015	2014
At January 1	7,835	8,465	8,377
Additions pending determination of proved reserves	1,762	3,276	4,370
Amounts charged to expense	(834)	(2,771)	(1,881)
Reclassifications to productive wells on determination of proved reserves	(1,187)	(991)	(2,116)
Other movements	334	(144)	(285)
At December 31	7,910	7,835	8,465

Exploration drilling costs capitalised for periods greater than one year at December 31, 2016, analysed according to the most recent year of activity, are presented in the table below. They comprise $1,031 million relating to 14 projects where drilling activities were underway or firmly planned for the future and $5,063 million relating to 45 projects awaiting development concepts.

	Projects		Wells
	Number	$ million	Number	$ million
Between 1 and 5 years	44	5,306	211	4,355
Between 6 and 10 years	14	763	100	1,552
Between 11 and 15 years	1	25	13	187
Total	59	6,094	324	6,094

10 joint ventures and associates

Shell share of comprehensive income of joint ventures and associates	$ million
	2016			2015				2014
	Joint ventures	Associates	Total	Joint ventures		Associates	Total	Joint ventures	Associates	Total
Income for the period	2,332	1,213	3,545	908	[A]	2,619	3,527	1,813	4,303	6,116
Other comprehensive income/(loss) for the period	78	(106)	(28)	(73)		33	(40)	(90)	(66)	(156)
Comprehensive income for the period	2,410	1,107	3,517	835		2,652	3,487	1,723	4,237	5,960

[A] Includes an impairment loss of $837 million as a result of changes in the outlook in respect of a joint venture in the Oceania region.

Carrying amount of interests in joint ventures and associates	$ million
	Dec 31, 2016			Dec 31, 2015
	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Net assets	20,555	12,700	33,255	19,065	11,085	30,150

Shell has a 13% interest in Woodside, a publicly listed company on the Australian Securities Exchange. During 2016, management concluded that a change in Shell’s level of involvement over Woodside’s financial and operating policy decisions, due to reduced Board representation and joint-venture relationships, resulted in no longer having significant influence. Shell’s interest in Woodside was therefore reclassified from an associate to an investment in securities (see Note 11), resulting in a decrease of $2,144 million in interests in associates. The consequential revaluation and related release of cumulative currency translation differences were reported in interest and other income in the Consolidated Statement of Income (see Note 6).

Transactions with joint ventures and associates	$ million
	2016	2015	2014
Sales and charges to joint ventures and associates	24,214	36,548	48,379
Purchases and charges from joint ventures and associates	13,859	26,440	36,567

These transactions principally comprise sales and purchases of goods and services in the ordinary course of business. Related balances outstanding at December 31, 2016 and 2015, are presented in Notes 12 and 16.

Other arrangements in respect of joint ventures and associates	$ million
	Dec 31, 2016	Dec 31, 2015
Commitments to make purchases from joint ventures and associates	85,333	86,442
Commitments to provide debt or equity funding to joint ventures and associates	2,703	2,711

134        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

11 INVESTMENTS IN SECURITIES

Investments in securities	$ million
	Dec 31, 2016	Dec 31, 2015
Equity securities	4,784	2,272
Debt securities	1,168	1,144
Total	5,952	3,416
At fair value
Measured by reference to prices in active markets for identical assets	4,408	1,427
Measured using predominantly unobservable inputs	1,233	1,625
Total	5,641	3,052
At cost	311	364
Total	5,952	3,416

Equity securities at December 31, 2016, principally comprised a 13% interest in Woodside, as a result of its reclassification from an associate in 2016 (see Notes 6 and 10), and a 15% interest in Malaysia LNG Tiga Sendirian Berhad (Tiga). Debt securities principally comprised a portfolio required to be held by Shell’s insurance entities as security for their activities.

Investments in securities measured using predominantly unobservable inputs [A]	$ million
	2016	2015
At January 1	1,625	2,393
Losses recognised in other comprehensive loss	(333)	(733)
Other movements	(59)	(35)
At December 31	1,233	1,625

[A] Based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value. All are equity securities, mainly comprising Shell’s interest in Tiga. Were the oil price assumption used in its valuation to be decreased by $10 per barrel with no change in other measurement inputs, its carrying amount at December 31, 2016, would decrease by $110 million (2015: $149 million).

12 TRADE AND OTHER RECEIVABLES

	$ million
	Dec 31, 2016		Dec 31, 2015
	Current	Non-current	Current	Non-current
Trade receivables	25,766	—	20,607	—
Other receivables	7,556	5,231	6,694	4,018
Amounts due from joint ventures and associates	2,175	2,510	2,107	2,260
Derivative contracts (see Note 20)	5,957	405	13,114	744
Prepayments and deferred charges	4,210	1,407	3,262	1,695
Total	45,664	9,553	45,784	8,717

The fair value of financial assets included above approximates the carrying amount and, other than the fair value of certain derivative contracts, was determined from predominantly unobservable inputs.

Other receivables include income tax recoverable (see Note 17), other taxes recoverable and amounts due from joint arrangement partners.

Provisions for impairments deducted from trade and other receivables amounted to $461 million at December 31, 2016 (2015: $456 million).

Overdue trade receivables	$ million
	Dec 31, 2016	Dec 31, 2015
Overdue 1–30 days	747	569
Overdue 31–180 days	649	480
Overdue more than 180 days	545	224
Total	1,941	1,273

Information about offsetting, collateral and credit risk is presented in Note 20.

135        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

13 INVENTORIES

	$ million
	Dec 31, 2016	Dec 31, 2015
Oil, gas and chemicals	19,653	14,077
Materials	2,122	1,745
Total	21,775	15,822

Inventories at December 31, 2016, include write-downs to net realisable value of $566 million (2015: $1,134 million).

14 CASH AND CASH EQUIVALENTS

	$ million
	Dec 31, 2016	Dec 31, 2015[A]
Cash	3,426	3,237
Short-term bank deposits	4,084	7,442
Money market funds, reverse repos and other cash equivalents	11,620	21,073
Total	19,130	31,752

[A] See Note 20 in respect of cash flow hedges.

Included in cash and cash equivalents at December 31, 2016, were amounts totalling $349 million (2015: $524 million) subject to currency controls or other legal restrictions. Information about credit risk is presented in Note 20.

15 DEBT AND LEASE ARRANGEMENTS

Debt	$ million
	Dec 31, 2016			Dec 31, 2015
	Debt (excluding finance lease liabilities)	Finance lease liabilities	Total	Debt (excluding finance lease liabilities)	Finance lease liabilities	Total
Short-term debt	1,787	—	1,787	899	—	899
Long-term debt due within 1 year	6,574	1,123	7,697	4,100	531	4,631
Current debt	8,361	1,123	9,484	4,999	531	5,530
Non-current debt	69,256	13,736	82,992	47,195	5,654	52,849
Total	77,617	14,859	92,476	52,194	6,185	58,379

Net debt	$ million
	Current debt	Non-current debt	Cash and cash equivalents (see Note 14)	Net debt
At January 1, 2016	(5,530)	(52,849)	31,752	(26,627)
Additions on acquisition of BG (see Note 4)	(1,544)	(19,690)	6,803	(14,431)
Cash flow	5,092	(16,166)	(17,922)	(28,996)
Other movements	(7,554)	4,918	—	(2,636)
Currency translation differences	52	795	(1,503)	(656)
At December 31, 2016	(9,484)	(82,992)	19,130	(73,346)
At January 1, 2015	(7,208)	(38,332)	21,607	(23,933)
Cash flow	5,327	(20,218)	11,215	(3,676)
Other movements	(3,849)	5,436	—	1,587
Currency translation differences	200	265	(1,070)	(605)
At December 31, 2015	(5,530)	(52,849)	31,752	(26,627)

Management’s financial strategy is to manage Shell’s assets and liabilities with the aim that, across the business cycle, “cash in” at least equals “cash out” while maintaining a strong balance sheet.

136        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Gearing, defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of Shell’s capital structure. Across the business cycle, management aims to manage gearing within a range of 0-30%. At December 31, 2016, gearing was 28.0% (2015: 14.0%).

Gearing	$ million, except where indicated
	Dec 31, 2016	Dec 31, 2015
Net debt	73,346	26,627
Total equity	188,511	164,121
Total capital	261,857	190,748
Gearing	28.0%	14.0%

Management’s priorities for applying Shell’s cash are the servicing and reduction of debt commitments, payment of dividends followed by a balance of capital investment and share buybacks. Management’s policy is to grow the dollar dividend through time, in line with its view of Shell’s underlying earnings and cash flow.

Shell has access to international debt capital markets via two commercial paper (CP) programmes, a Euro medium-term note (EMTN) programme and a US universal shelf (US shelf) registration. Issuances under the CP programmes are supported by a committed credit facility and cash.

Borrowing facilities and amounts undrawn	$ million
	Facility		Amount undrawn
	Dec 31, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
CP programmes	20,000	20,000	18,982	20,000
EMTN programme	unlimited	unlimited	n/a	n/a
US shelf registration	unlimited	unlimited	n/a	n/a
Committed credit facility	7,480	7,480	7,480	7,480
Bridge credit facility	—	14,932	—	14,932

Under the CP programmes, Shell can issue debt of up to $10 billion with maturities not exceeding 270 days and $10 billion with maturities not exceeding 397 days. The EMTN programme is updated each year, most recently in August 2016. $4,510 million was issued under this programme in 2016 (2015: $5,285 million). The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration is updated every three years and was last updated in October 2014. Debt totalling $12,000 million was issued under this registration in 2016 (2015: $15,000 million). The committed credit facility is available at pre-agreed margins and expires in 2020. The terms and availability are not conditional on Shell’s financial ratios or its financial credit ratings. The bridge credit facility was entered into in 2015 in advance of the acquisition of BG and was cancelled unused on February 10, 2016.

In addition, other subsidiaries have access to short-term bank facilities totalling $3,835 million at December 31, 2016 (2015: $4,652 million).

Interest rate swaps were entered into against certain of the fixed rate debt affecting the effective interest rate on these balances (see Note 20).

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

2016	$ million
	Contractual payments								Difference
		Between	Between	Between	Between				from
	Less than	1 and 2	2 and 3	3 and 4	4 and 5	5 years			carrying	Carrying
	1 year	years	years	years	years	and later		Total	amount	amount
Commercial paper	1,018	—	—	—	—	—		1,018	(6)	1,012
Bonds	5,943	8,483	7,964	5,900	4,902	39,566		72,758	321	73,079	[A]
Bank and other borrowings	1,363	595	358	302	213	572		3,403	123	3,526
Total (excluding interest)	8,324	9,078	8,322	6,202	5,115	40,138		77,179	438	77,617
Interest	2,236	2,051	1,790	1,557	1,423	23,230	[B]	32,287

[A] Including amounts in respect of bonds issued by BG prior to its acquisition

[B] The increase in contractual payments due in 5 years and later compared with December 31, 2015, is mainly due to the maturity profile of debt assumed on acquisition of BG.

137        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

2015	$ million
	Contractual payments							Difference
		Between	Between	Between	Between			from
	Less than	1 and 2	2 and 3	3 and 4	4 and 5	5 years		carrying	Carrying
	1 year	years	years	years	years	and later	Total	amount	amount
Bonds	3,365	5,389	7,231	4,052	5,250	24,188	49,475	324	49,799
Bank and other borrowings	1,634	137	475	49	27	73	2,395	—	2,395
Total (excluding interest)	4,999	5,526	7,706	4,101	5,277	24,261	51,870	324	52,194
Interest	1,500	1,394	1,264	1,052	883	11,205	17,298

The fair value of debt excluding finance lease liabilities at December 31, 2016, was $80,408 million (2015: $53,480 million), mainly determined from the prices quoted for those securities.

Additional finance lease liabilities of $6,861 million mainly in respect of contracts entered into by BG for floating, production, storage and offloading units and subsea equipment, were assumed, and related property, plant and equipment recognised, on acquisition of BG. Operating lease contracts, mainly for LNG vessels, were also assumed on this acquisition. Shell also has lease arrangements as lessee, for: in Upstream and Integrated Gas, principally drilling and ancillary equipment, service vessels, obligations under certain power generation contracts, LNG vessels and land and buildings; in Downstream, principally tankers, storage capacity and retail sites; and in Corporate, principally land and buildings. Finance lease liabilities are secured on the leased assets.

The future minimum lease payments for finance and operating leases and the present value of future minimum finance lease payments at December 31, by payment date are as follows:

2016	$ million
	Finance leases			Operating leases
	Future minimum lease payments	Interest	Present value of future minimum lease payments	Future minimum lease payments	[A]
Less than 1 year	2,193	1,070	1,123	4,805
Between 1 and 5 years	7,727	3,265	4,462	13,979
5 years and later	14,305	5,031	9,274	7,214
Total	24,225	9,366	14,859	25,998

[A] Including $6,926 million in respect of drilling and ancillary equipment (see Note 9).

2015	$ million
	Finance leases			Operating leases
	Future minimum lease payments	Interest	Present value of future minimum lease payments	Future minimum lease payments	[A] [B]
Less than 1 year	1,122	591	531	4,687
Between 1 and 5 years	3,462	1,475	1,987	11,443
5 years and later	5,466	1,799	3,667	6,759
Total	10,050	3,865	6,185	22,889

[A] Including $8,449 million in respect of drilling and ancillary equipment (see Note 9).

[B] Revised following reassessment of contracts.

Future minimum lease payments at December 31, 2016, are stated before deduction of amounts expected to be received under non-cancellable sub-leases of $418 million (2015: $485 million) in respect of finance leases and $252 million (2015: $169 million) in respect of operating leases.

Operating lease expense in 2016 was $5,063 million (2015: $4,751 million; 2014: $4,572 million).

138        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

16 TRADE AND OTHER PAYABLES

	$ million
	Dec 31, 2016		Dec 31, 2015
	Current	Non-current	Current	Non-current
Trade payables	28,069	—	23,795	—
Other payables	5,007	3,035	4,406	2,062
Amounts due to joint ventures and associates	1,973	26	2,503	24
Derivative contracts (see Note 20)	6,418	3,315	10,757	1,687
Accruals and deferred income	11,950	549	11,309	755
Total	53,417	6,925	52,770	4,528

The fair value of financial liabilities included above approximates the carrying amount and, other than the fair value of certain derivative contracts, was determined from predominantly unobservable inputs.

Other payables include amounts due to joint arrangement partners and in respect of other project-related items and cash-settled share-based compensation plans.

Information about offsetting, collateral and liquidity risk is presented in Note 20.

17 TAXATION

Taxation charge/(credit)	$ million
	2016	2015	2014
Current tax
Charge in respect of current period	3,936	6,886	14,044
Adjustments in respect of prior periods	(1,205)	172	(287)
Total	2,731	7,058	13,757
Deferred tax
Relating to the origination and reversal of temporary differences, tax losses and credits	(2,688)	(6,833)	(318)
Relating to changes in tax rates	(200)	(526)	19
Adjustments in respect of prior periods	986	148	126
Total	(1,902)	(7,211)	(173)
Total taxation charge/(credit)	829	(153)	13,584

The adjustments in respect of prior periods relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared with those used in establishing the current tax position or deferred tax balance in prior periods. The amounts in 2016 principally related to the release of a current tax liability and related deferred tax asset.

The deferred tax net credit relating to temporary differences, tax losses and credits in 2015 was mainly due to impairment charges, additional provisions, operating losses and sales of non-current assets and businesses.

Reconciliation of applicable tax (credit)/charge at statutory tax rates to taxation charge/(credit)	$ million
	2016	2015	2014
Income before taxation	5,606	2,047	28,314
Less: share of profit of joint ventures and associates	(3,545)	(3,527)	(6,116)
Income/(loss) before taxation and share of profit of joint ventures and associates	2,061	(1,480)	22,198
Applicable tax (credit)/charge at statutory tax rates	(344)	930	11,206
Adjustments in respect of prior periods	(219)	320	(161)
Tax effects of:
Expenses not deductible for tax purposes	2,066	1,452	2,271
Income not subject to tax at statutory rates	(1,740)	(2,597)	(1,864)
Derecognition of deferred tax assets	1,575	108	1,015
Deductible items not expensed	(516)	(418)	(401)
Taxable income not recognised	509	384	526
Other	(502)	(332)	992
Taxation charge/(credit)	829	(153)	13,584

The weighted average of statutory tax rates was (17)% in 2016 (2015: (63)%; 2014: 50%).The negative rate in 2016 (tax credit on pre-tax income) was mainly due to losses incurred in jurisdictions with a higher weighted average statutory rate than jurisdictions in which profits were made. The negative rate in 2015 (tax charge on a pre-tax loss) was mainly due to impairment charges, and other charges related to ceasing activities in Alaska and the Carmon Creek project.

139        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Taxes payable	$ million
	Dec 31, 2016	Dec 31, 2015
Income taxes	4,082	5,653
Sales taxes, excise duties and similar levies	2,603	2,580
Total	6,685	8,233

Included in other receivables at December 31, 2016 (see Note 12), was income tax receivable of $1,037 million (2015: $1,244 million).

Deferred tax	$ million
	Decommissioning and other provisions	Losses carried forward	Property, plant and equipment	Retirement benefits	Other	Total
At January 1, 2016
Deferred tax assets	3,674	7,688	(6,651)	3,461	2,861	11,033
Deferred tax liabilities	5,307	3,806	(17,664)	309	(734)	(8,976)
	8,981	11,494	(24,315)	3,770	2,127	2,057
Recognised in the year
Additions on acquisition of BG	702	1,624	(7,310)	39	(218)	(5,163)	[A]
Recognised in income	(1,445)	3,566	144	33	(396)	1,902
Other movements	94	(229)	199	738	(192)	610
Currency translation differences	(599)	(460)	829	(109)	84	(255)
	(1,248)	4,501	(6,138)	701	(722)	(2,906)
At December 31, 2016
Deferred tax assets	2,944	12,179	(6,607)	3,817	2,092	14,425
Deferred tax liabilities	4,789	3,816	(23,846)	654	(687)	(15,274)
	7,733	15,995	(30,453)	4,471	1,405	(849)
At January 1, 2015
Deferred tax assets	3,721	6,006	(7,194)	3,787	1,811	8,131
Deferred tax liabilities	5,167	3,310	(21,041)	973	(461)	(12,052)
	8,888	9,316	(28,235)	4,760	1,350	(3,921)
Recognised in the year
Recognised in income	430	2,888	2,860	295	738	7,211
Other movements	15	(270)	(290)	(967)	82	(1,430)
Currency translation differences	(352)	(440)	1,350	(318)	(43)	197
	93	2,178	3,920	(990)	777	5,978
At December 31, 2015
Deferred tax assets	3,674	7,688	(6,651)	3,461	2,861	11,033
Deferred tax liabilities	5,307	3,806	(17,664)	309	(734)	(8,976)
	8,981	11,494	(24,315)	3,770	2,127	2,057

[A] Comprising deferred tax assets and liabilities of $3,278 million and $8,441 million respectively (see Note 4).

The above deferred tax information takes into consideration offsetting balances within the same tax jurisdiction.

The increase in deferred tax assets and decrease in deferred tax liabilities in 2015 was mainly the result of impairment charges, additional provisions, operating losses and sales of non-current assets and businesses.

Other movements in deferred tax assets and liabilities principally relate to acquisitions (other than of BG), sales of non-current assets and businesses and amounts recognised in other comprehensive income (see Note 23).

Deferred tax assets of $11,896 million at December 31, 2016 (2015: $9,110 million) are dependent on future taxable profits not arising from the reversal of existing deferred tax liabilities, and relate to tax jurisdictions where Shell has suffered a loss in the current or preceding year. It is considered probable based on business forecasts that such profits will be available.

Unrecognised deductible temporary differences, unused tax losses and credits carried forward amounted to $39,589 million at December 31, 2016 (2015: $27,660 million) including amounts of $31,669 million (2015: $21,978 million) that are subject to time limits for utilisation of five years or later or are not time limited.

Retained earnings of subsidiaries, joint ventures and associates amounted to $211,075 million at December 31, 2016 (2015: $206,135 million). Provision has been made for withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either Shell does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future. For a significant majority of the retained earnings no provision has been made, because either distribution would not be subject to tax or is not expected in the foreseeable future.

140        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

18 RETIREMENT BENEFITS

Retirement benefits are provided through a number of funded and unfunded defined benefit plans and defined contribution plans, the most significant of which are in the Netherlands, UK and USA. Benefits comprise principally pensions; retirement healthcare and life insurance are also provided in certain countries.

Retirement benefit expense	$ million
	2016	2015	2014
Defined benefit plans:
Current service cost, net of plan participants’ contributions	1,527	1,855	1,844
Interest expense on obligations	2,643	2,944	3,821
Interest income on plan assets	(2,358)	(2,495)	(3,524)
Other	(116)	207	(1,073)
Total	1,696	2,511	1,068
Defined contribution plans	485	473	448
Total retirement benefit expense	2,181	2,984	1,516

Other in 2014 mainly comprises the impact of amendments to the Dutch pension plan following regulatory changes in the Netherlands.

Retirement benefit expense is presented principally within production and manufacturing expenses and selling, distribution and administrative expenses in the Consolidated Statement of Income. Interest income on plan assets is calculated using the rate applied to the related defined benefit obligations for each plan.

Remeasurements	$ million
	2016	2015	2014
Actuarial gains/(losses) on obligations:
Due to changes in demographic assumptions	809	(517)	(663)
Due to changes in financial assumptions [A]	(11,391)	6,381	(14,313)
Due to experience adjustments	642	121	135
Total	(9,940)	5,985	(14,841)
Return on plan assets in excess of interest income	5,106	298	6,139
Other movements	18	55	(18)
Total remeasurements	(4,816)	6,338	(8,720)
[A] Mainly in the discount rates applied.

Experience adjustments arise from differences between the actuarial assumptions made in respect of the year and actual outcomes.

Defined benefit plans	$ million
	Dec 31, 2016	Dec 31, 2015
Obligations	(94,405)	(89,426)
Plan assets	81,276	80,851
Net liability	(13,129)	(8,575)
Retirement benefits in the Consolidated Balance Sheet:
Non-current assets	1,456	4,362
Non-current liabilities	(14,130)	(12,587)
Current liabilities	(455)	(350)
Total	(13,129)	(8,575)

Defined benefit plan obligations	$ million, except where indicated
	2016		2015
At January 1	89,426		101,331
Current service cost	1,585		1,919
Interest expense	2,643		2,944
Actuarial losses/(gains)	9,940		(5,985)
Benefit payments	(3,847)		(3,508)
Other movements	1,006	[A]	(491)
Currency translation differences	(6,348)		(6,784)
At December 31	94,405		89,426
Comprising:
Funded pension plans	85,357		80,603
Weighted average duration	18 years		17 years
Unfunded pension plans	4,463		4,496
Weighted average duration	11 years		12 years
Other unfunded plans	4,585		4,327
Weighted average duration	13 years		14 years

 [A] Includes additions to obligations on acquisition of BG of $1,958 million.

141        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Defined benefit plan assets	$ million, except where indicated
	2016		2015
At January 1	80,851		86,318
Return on plan assets (in excess of interest income)	5,106		298
Interest income	2,358		2,495
Employer contributions	1,341		1,296
Plan participants’ contributions	58		64
Benefit payments	(3,560)		(3,254)
Other movements	1,211	[A]	(515)
Currency translation differences	(6,089)		(5,851)
At December 31	81,276		80,851
Comprising:
Quoted in active markets:
Equities	29%		34%
Debt securities	46%		47%
Real estate	1%		—
Investment funds	1%		1%
Other	1%		1%
Other:
Equities	9%		6%
Debt securities	3%		2%
Real estate	6%		5%
Investment funds	2%		2%
Other	2%		2%

[A] Includes additions to plan assets on acquisition of BG of $2,194 million.

Long-term investment strategies of plans are generally determined by the relevant pension plan trustees using a structured asset liability modelling approach to define the asset mix that best meets the objectives of optimising returns within agreed risk levels while maintaining adequate funding levels.

Employer contributions to defined benefit pension plans are set by local trustees based on actuarial valuations in accordance with local regulations and are estimated to be $1.4 billion in 2017.

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

	$ million, except where indicated
			Effect of using alternative assumptions
	Assumptions used		Increase/(decrease) in defined benefit obligations
	2016	2015	Range of assumptions	2016	2015
Rate of increase in pensionable remuneration	5%	5%	-1% to +1%	(1,895) to 2,504	(2,015) to 2,557
Rate of increase in pensions in payment	2%	2%	-1% to +1%	(8,850) to 11,271	(7,666) to 9,639
Rate of increase in healthcare costs	7%	7%	-1% to +1%	(455) to 555	(451) to 552
Discount rate for pension plans	3%	4%	-1% to +1%	16,904 to (12,912)	14,679 to (11,568)
Discount rate for healthcare plans	4%	4%	-1% to +1%	662 to (528)	651 to (518)
Expected age at death for persons aged 60:
Men	87 years	87 years	-1 year to +1 year	(1,743) to 1,797	(1,497) to 1,527
Women	89 years	89 years	-1 year to +1 year	(1,484) to 1,530	(1,207) to 1,228

142        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

19 DECOMMISSIONING AND OTHER PROVISIONS

	$ million
	Decommissioning and restoration	Other		Total
At January 1, 2016
Current	1,239	2,826		4,065
Non-current	23,008	3,140		26,148
	24,247	5,966		30,213
Additions on acquisition of BG (see Note 4)	3,965	1,577	[A]	5,542
Other additions	816	3,997	[B]	4,813
Amounts charged against provisions	(880)	(2,562)		(3,442)
Accretion expense	1,013	103		1,116
Remeasurements and other movements	(2,846)	(694)		(3,540)
Currency translation differences	(1,150)	(150)		(1,300)
	918	2,271		3,189
At December 31, 2016
Current	797	2,987		3,784
Non-current	24,368	5,250		29,618
	25,165	8,237		33,402
At January 1, 2015
Current	1,275	2,691		3,966
Non-current	20,612	3,222		23,834
	21,887	5,913		27,800
Additions	522	2,999		3,521
Amounts charged against provisions	(913)	(2,410)		(3,323)
Accretion expense	881	51		932
Remeasurements and other movements	2,863	(305)		2,558
Currency translation differences	(993)	(282)		(1,275)
	2,360	53		2,413
At December 31, 2015
Current	1,239	2,826		4,065
Non-current	23,008	3,140		26,148
	24,247	5,966		30,213

[A] Includes $950 million representing the fair value of contingent liabilities assumed, mainly in relation to litigation costs.

[B] Mainly relating to onerous contracts and redundancy costs (see Note 27)

.

The amount and timing of settlement in respect of these provisions are uncertain and dependent on various factors that are not always within management’s control. Additions to provisions are stated net of reversals of provisions recognised in prior periods.

Reviews of estimated decommissioning and restoration costs and the discount rate applied are carried out annually. In 2016, there was a decrease of $2,361 million in the provision resulting from changes in cost estimates reported within remeasurements and other movements (2015: an increase of $3,620 million resulting from changes in cost estimates and a decrease in the discount rate).

Of the decommissioning and restoration provision at December 31, 2016, an estimated $4,747 million is expected to be utilised within one to five years, $6,069 million within six to 10 years, and the remainder in later periods.

Other provisions principally comprise amounts recognised in respect of environmental costs ($1,482 million at December 31, 2016; 2015 $1,545 million), litigation costs, redundancy costs, employee benefits and onerous contracts.

20 FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS

Financial instruments and other derivative contracts in the Consolidated Balance Sheet comprise investments in securities (see Note 11), cash and cash equivalents (see Note 14), debt (see Note 15) and certain amounts (including derivative contracts) reported within trade and other receivables (see Note 12) and trade and other payables (see Note 16).

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

143        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Shell’s operations expose it to market, credit and liquidity risk, as described below.

Market risk

Market risk is the possibility that changes in interest rates, foreign exchange rates or the prices of crude oil, natural gas, LNG, refined products, chemical feedstocks, power and carbon-emission rights will adversely affect the value of assets, liabilities or expected future cash flows.

Interest rate risk

Most debt is raised from central borrowing programmes. Shell’s policy continues to be to have debt principally denominated in dollars and to maintain a largely floating interest rate exposure profile; however, Shell has issued a significant amount of fixed rate debt in recent years, taking advantage of historically low interest rates available in US debt markets. As a result, a substantial portion of the debt portfolio at December 31, 2016, is at fixed rates and this reduces Shell’s exposure to the dollar LIBOR interest rate.

The financing of most subsidiaries is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

On the basis of the floating rate net debt position at December 31, 2016, (both issued and hedged), and assuming other factors (principally foreign exchange rates and commodity prices) remained constant and that no further interest rate management action was taken, an increase in interest rates of 1% would have decreased 2016  income before taxation by $210 million (2015: $36 million increase, based on the floating rate position at December 31, 2015).

The carrying amounts and maturities of debt and borrowing facilities are presented in Note 15. Interest expense is presented in Note 7.

Foreign exchange risk

Many of the markets in which Shell operates are priced, directly or indirectly, in dollars. As a result, the functional currency of most [Upstream] entities and those with significant cross-border business is the dollar. For Downstream entities, the functional currency is typically the local currency. Consequently, Shell is exposed to varying levels of foreign exchange risk when an entity enters into transactions that are not denominated in its functional currency, when foreign currency monetary assets and liabilities are translated at the balance sheet date and as a result of holding net investments in operations that are not dollar-functional. Each entity is required to adopt treasury policies  that are designed to measure and manage its foreign exchange exposures by reference to its functional currency.

Foreign exchange gains and losses arise in the normal course of business from the recognition of receivables and payables and other monetary items in currencies other than an entity’s functional currency. Foreign exchange risk may also arise in connection with capital expenditure. For major projects, an assessment is made at the final investment decision stage whether to hedge any resulting exposure.

Assuming other factors (principally interest rates and commodity prices) remained constant and that no further foreign exchange risk management action were taken, a 10% appreciation against the dollar at December 31 of the main currencies to which Shell is exposed would have the following effects:

	$ million
	Increase/(decrease) in income before taxation		Increase in net assets
	2016	2015	2016	2015
10% appreciation against the dollar of:
Canadian dollar	(53)	(99)	1,666	1,701
Euro	(75)	63	845	1,185
Australian dollar	45	31	669	6
Sterling	(141)	35	549	2,951

The above sensitivity information was calculated by reference to carrying amounts of assets and liabilities at December 31 only. The effect on income before taxation arises in connection with monetary balances denominated in currencies other than an entity’s functional currency; the effect on net assets arises principally from the translation of assets and liabilities of entities that are not dollar-functional.

Foreign exchange gains and losses included in income are presented in Note 6.

Commodity price risk

Certain subsidiaries have a mandate to trade crude oil, natural gas, LNG, refined products, chemical feedstocks, power and carbon-emission rights, and to use commodity derivative contracts (forwards, futures, swaps and options) as a means of managing price and timing risks arising from this trading activity. In effecting these transactions, the entities concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are managed within authorised limits.

Risk management systems are used for recording and valuing instruments. Commodity price risk exposure is monitored, and the acceptable level of exposure determined, by  market risk committees. There is regular reviewing of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques, daily monitoring of trading positions against limits, marking-to-fair value of trading exposures with a department independent of traders reviewing the market values applied. Although trading losses can and do occur, the nature of the trading portfolio and its management are considered adequate mitigants against the risk of significant losses.

VAR techniques based on variance/covariance or Monte Carlo simulation models are used to make a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period and within a 95% confidence level. The calculation of the range of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Models are regularly reviewed against actual fair value movements to ensure integrity is maintained. All VAR ranges and year-end positions in respect of commodities traded in active markets, which are presented in the table below, are calculated on a diversified basis in order to reflect the effect of offsetting risk within combined portfolios.

144        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Value-at-risk (pre-tax)	$ million
	2016				2015
	High	Low	Average	Year-end	High	Low	Average	Year-end
Global oil	40	13	23	29	39	10	18	26
North America gas and power	17	4	10	12	18	4	7	8
Europe gas and power	8	1	2	2	4	—	1	1
Carbon-emission rights	7	1	2	3	2	—	1	1

Credit risk

Policies are in place to ensure that sales of products are made to customers with appropriate creditworthiness. These policies include detailed credit analysis and monitoring of trading partners against counterparty credit limits. Credit information is regularly shared between business and finance functions, with dedicated teams in place to quickly identify and respond to cases of credit deterioration. Mitigation measures are defined and implemented for high-risk business partners and customers, and include shortened payment terms, collateral or other security posting and vigorous collections. In addition, policies limit the amount of credit exposure to any individual financial institution. There are no material concentrations of credit risk, with individual customers or geographically, and there has been no significant level of counterparty default in recent years.

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

2016	$ million
	Amounts offset			Amounts not offset
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:
Within trade receivables	9,844	6,539	3,305	1	12	3,292
Within derivative contracts	6,309	2,197	4,112	107	1,272	2,733
Liabilities:
Within trade payables	9,489	6,535	2,954	—	12	2,942
Within derivative contracts	9,434	2,197	7,237	86	1,272	5,879

2015	$ million
	Amounts offset			Amounts not offset
	Gross amounts before offset [A]	Amounts offset [A]	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:
Within trade receivables	9,629	6,252	3,377	1	209	3,167
Within derivative contracts	13,234	3,069	10,165	162	7,562	2,441
Liabilities:
Within trade payables	8,861	6,137	2,724	—	210	2,514
Within derivative contracts	12,777	3,069	9,708	98	7,538	2,072

[A] Revised to align with the netting methodology for the variation margin applied from 2016.

Amounts not offset principally relate to contracts where the intention to settle on a net basis was not clearly established at December 31.

The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2016, presented within trade and other receivables, was $1,815 million (2015: $1,824 million). The carrying amount of collateral held at December 31, 2016, presented within trade and other payables, was $173 million (2015: $541 million). Collateral mainly relates to initial margins held with commodity exchanges and over-the-counter counterparty variation margins.

145        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Liquidity risk

Liquidity risk is the risk that suitable sources of funding for Shell’s business activities may not be available. Management believes that it has access to sufficient debt funding sources (capital markets), and to undrawn committed borrowing facilities to meet foreseeable requirements. Information about borrowing facilities is presented in Note 15.

DERIVATIVE CONTRACTS AND HEDGES

Derivative contracts are used principally as hedging instruments, however, because hedge accounting is not always applied, movements in the carrying amounts of derivative contracts that are recognised in income are not always matched in the same period by the recognition of the income effects of the related hedged items.

Carrying amounts, maturities and hedges

The carrying amounts of derivative contracts at December 31 (see Notes 12 and 16), designated and not designated as hedging instruments for hedge accounting purposes, were as follows:

2016	$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	38	15	53	136	38	174	(121)
Forward foreign exchange contracts	—	469	469	10	348	358	111
Currency swaps and options	3	280	283	3,241	545	3,786	(3,503)
Commodity derivatives	—	5,480	5,480	—	5,230	5,230	250
Other contracts	—	77	77	—	185	185	(108)
Total	41	6,321	6,362	3,387	6,346	9,733	(3,371)

2015	$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	51	—	51	35	—	35	16
Forward foreign exchange contracts	—	508	508	136	236	372	136
Currency swaps and options	16	361	377	1,637	51	1,688	(1,311)
Commodity derivatives	—	12,611	12,611	—	10,210	10,210	2,401
Other contracts	—	311	311	—	139	139	172
Total	67	13,791	13,858	1,808	10,636	12,444	1,414

Net gains before tax on derivative contracts, excluding realised commodity contracts and those accounted for as hedges, were $414 million in 2016 (2015: $4,107 million; 2014: $6,053 million).

In 2015, certain cash and cash equivalents and forward foreign exchange contracts were designated as cash flow hedges of a significant portion of the forecast cash consideration for the acquisition of BG (see Note 4). The total of cash and cash equivalents and amounts receivable under the forward foreign exchange contracts at December 31, 2015, was $19,912 million. Related losses of $411 million were recognised in other comprehensive income in 2016 (2015: $537 million), and the accumulated losses were reclassified to the balance sheet in 2016 (see Note 23).

In addition, certain contracts, mainly to hedge price risk relating to forecast commodity transactions which mature in 2017-2019, were designated in cash flow hedging relationships. In 2016, no net gains or losses for ineffectiveness were recognised in income (2015: $1 million net gains; 2014: $13 million net gains). The net liability carrying amount of commodity derivative contracts designated as cash flow hedging instruments of $115 million at December 31, 2016 (2015: $1,050 million net asset), was presented after the offset of related margin balances maintained with exchanges.

Certain interest rate and currency swaps were designated in fair value hedges, principally in respect of debt for which the carrying amount of the related derivative contracts, net of accrued interest, at December 31, 2016, was a net liability of $3,472 million (2015: $1,847 million).

In 2016, certain debt and currency swaps were designated as hedges of net investments in foreign operations, relating to the foreign exchange risk arising between certain intermediate holding companies and their subsidiaries. The total carrying amount of the hedging instruments at December 31, 2016, was a net liability of $5,381 million.

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

146        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Other contracts include certain contracts that are held to sell or purchase commodities and others containing embedded derivatives, which are required to be recognised at fair value because of pricing or delivery conditions, even though they were entered into to meet operational requirements. These contracts are expected to mature in 2017-2025, with certain contracts having early termination rights (for either party). Valuations are derived from quoted market prices for the next six years and, thereafter, from forward gas price formulae used in similar contracts. Future gas price assumptions are the most significant input to this model, and a decrease at December 31, 2016, of 10% in the projected gas price would, assuming other inputs remained unchanged, increase income before taxation by $33 million (2015: $59 million).

The contractual maturities of derivative liabilities at December 31 compare with their carrying amounts in the Consolidated Balance Sheet as follows:

2016	$ million
	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Discounting	Carrying amount
Forward foreign exchange contracts	341	97	56	—	(27)	—	467	(109)	358
Currency swaps and options	1,062	1,269	831	372	701	3,762	7,997	(4,211)	3,786
Commodity derivatives	3,889	706	344	111	47	204	5,301	(71)	5,230
Other contracts	95	130	102	53	20	3	403	(44)	359
Total	5,387	2,202	1,333	536	741	3,969	14,168	(4,435)	9,733

2015	$ million
	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Discounting	Carrying amount
Forward foreign exchange contracts	334	75	12	8	—	—	429	(57)	372
Currency swaps	162	443	713	292	188	1,771	3,569	(1,881)	1,688
Commodity derivatives	8,770	1,215	230	150	32	102	10,499	(289)	10,210
Other contracts	32	58	65	35	11	—	201	(27)	174
Total	9,298	1,791	1,020	485	231	1,873	14,698	(2,254)	12,444

Fair value measurements

The net carrying amounts of derivative contracts held at December 31, categorised according to the predominant source and nature of inputs used in determining the fair value of each contract, were as follows:

2016	$ million
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	—	(121)	—	(121)
Forward foreign exchange contracts	—	111	—	111
Currency swaps and options	—	(3,503)	—	(3,503)
Commodity derivatives	12	(153)	391	250
Other contracts	(2)	(183)	77	(108)
Total	10	(3,849)	468	(3,371)

2015	$ million
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	—	16	—	16
Forward foreign exchange contracts	—	136	—	136
Currency swaps and options	—	(1,311)	—	(1,311)
Commodity derivatives	10	2,070	321	2,401
Other contracts	5	(119)	286	172
Total	15	792	607	1,414

147        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Net carrying amounts of derivative contracts measured using predominantly unobservable inputs	$ million
	2016	2015
At January 1	607	254
Net (losses)/gains recognised in revenue	(361)	291
Purchases	(227)	(129)
Sales	428	142
Recategorisations (net)	56	72
Currency translation differences	(35)	(23)
At December 31	468	607

Included in net losses recognised in revenue in 2016 were unrealised net gains totalling $333 million relating to assets and liabilities held at December 31, 2016 (2015: $490 million unrealised net losses included in recognised net gains).

21 SHARE CAPITAL

Issued and fully paid ordinary shares of €0.07 each [A]
	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2016	3,990,921,569	2,440,410,614	340	206	546
Scrip dividends	219,253,936	—	17	—	17
Shares issued (see Note 4)	218,728,308	1,305,076,117	17	103	120
At December 31, 2016	4,428,903,813	3,745,486,731	374	309	683
At January 1, 2015	3,907,302,393	2,440,410,614	334	206	540
Scrip dividends	96,336,688	—	7	—	7
Repurchases of shares	(12,717,512)	—	(1)	—	(1)
At December 31, 2015	3,990,921,569	2,440,410,614	340	206	546

[A] Share capital at December 31, 2016, and 2015 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At the Company’s Annual General Meeting (AGM) on May 24, 2016, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of €185 million (representing 2,643 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 24, 2017, and the end of the AGM to be held in 2017, unless previously renewed, revoked or varied by the Company in a general meeting.

22 SHARE-BASED COMPENSATION PLANS AND SHARES HELD IN TRUST

Share-based compensation expense	$ million
	2016	2015	2014
Equity-settled plans	488	621	517
Cash-settled plans	205	129	287
Total	693	750	804

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

148        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Share awards under the PSP and LTIP
	Number of A shares (million)	Number of B shares (million)	Number of A ADSs (million)	Weighted average remaining contractual life (years)
At January 1, 2016	36	12	10	1.0
Granted	11	4	3
Vested	(11)	(4)	(3)
At December 31, 2016	36	12	10	1.0
At January 1, 2015	33	11	9	1.0
Granted	13	5	4
Vested	(10)	(4)	(3)
At December 31, 2015	36	12	10	1.0

Other plans offer employees opportunities to acquire shares and ADSs of the Company or receive cash benefits measured by reference to the Company’s share price.

Shell employee share ownership trusts and trust-like entities purchase the Company’s shares in the open market to meet delivery commitments under employee share plans. At December 31, 2016, they held 13.1 million A shares (2015: 12.7 million), 6.2 million B shares (2015: 8.9 million) and 4.9 million A ADSs (2015: 6.1 million).

23 OTHER RESERVES

Other reserves attributable to Royal Dutch Shell plc shareholders	$ million
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2016	3,398	154	84	1,658	(22,480)	(17,186)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(5,949)	(5,949)
Scrip dividends	(17)	—	—	—	—	(17)
Shares issued (see Note 4)	33,930	—	—	—	—	33,930
Share-based compensation	—	—	—	(14)	534	520
At December 31, 2016	37,311	154	84	1,644	(27,895)	11,298
At January 1, 2015	3,405	154	83	1,723	(19,730)	(14,365)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(2,750)	(2,750)
Scrip dividends	(7)	—	—	—	—	(7)
Repurchases of shares	—	—	1	—	—	1
Share-based compensation	—	—	—	(65)	—	(65)
At December 31, 2015	3,398	154	84	1,658	(22,480)	(17,186)
At January 1, 2014	3,411	154	75	1,871	(7,548)	(2,037)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(12,182)	(12,182)
Scrip dividends	(6)	—	—	—	—	(6)
Repurchases of shares	—	—	8	—	—	8
Share-based compensation	—	—	—	(148)	—	(148)
At December 31, 2014	3,405	154	83	1,723	(19,730)	(14,365)

The merger reserve and share premium reserve were established as a consequence of the Company becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The increase in the merger reserve in 2016 in respect of the shares issued represents the difference between the fair value and the nominal value of the shares issued for the acquisition of BG. The capital redemption reserve was established in connection with repurchases of shares of the Company. The share plan reserve is in respect of equity-settled share-based compensation plans (see Note 22).

149        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Accumulated other comprehensive income comprises the following:

Accumulated other comprehensive income attributable to Royal Dutch Shell plc shareholders	$ million
	Currency translation differences		Unrealised gains/(losses) on securities	Cash flow hedging gains/(losses)		Retirement benefits remeasurements	Total
At January 1, 2016	(12,940)		1,409	473		(11,422)	(22,480)
Recognised in other comprehensive income	(1,023)	[A]	(204)	(727)		(4,816)	(6,770)
Reclassified to income	(277)		1	(939)		—	(1,215)
Reclassified to the balance sheet	—		—	1,044	[B]	—	1,044
Tax on amounts recognised/reclassified	(21)		(11)	5		999	972
Total, net of tax	(1,321)		(214)	(617)		(3,817)	(5,969)
Share of joint ventures and associates	(154)		126	—		—	(28)
Other comprehensive loss for the period	(1,475)		(88)	(617)		(3,817)	(5,997)
Less: non-controlling interest	50		—	—		(2)	48
Attributable to Royal Dutch Shell plc shareholders	(1,425)		(88)	(617)		(3,819)	(5,949)
Reclassification in respect of shares held in trust	534		—	—		—	534
At December 31, 2016	(13,831)		1,321	(144)		(15,241)	(27,895)
At January 1, 2015	(5,931)		2,112	458		(16,369)	(19,730)
Recognised in other comprehensive income	(7,170)		(650)	698		6,338	(784)
Reclassified to income	47		(61)	(610)		—	(624)
Tax on amounts recognised/reclassified	2		4	(27)		(1,387)	(1,408)
Total, net of tax	(7,121)		(707)	61		4,951	(2,816)
Share of joint ventures and associates	2		4	(46)		—	(40)
Other comprehensive (loss)/income for the period	(7,119)		(703)	15		4,951	(2,856)
Less: non-controlling interest	110		—	—		(4)	106
Attributable to Royal Dutch Shell plc shareholders	(7,009)		(703)	15		4,947	(2,750)
At December 31, 2015	(12,940)		1,409	473		(11,422)	(22,480)
At January 1, 2014	(551)		2,929	(46)		(9,880)	(7,548)
Recognised in other comprehensive income	(4,832)		(741)	606		(8,720)	(13,687)
Reclassified to income	(484)		(44)	(56)		—	(584)
Tax on amounts recognised/reclassified	(5)		(12)	(22)		2,238	2,199
Total, net of tax	(5,321)		(797)	528		(6,482)	(12,072)
Share of joint ventures and associates	(112)		(20)	(24)		—	(156)
Other comprehensive (loss)/income for the period	(5,433)		(817)	504		(6,482)	(12,228)
Less: non-controlling interest	53		—	—		(7)	46
Attributable to Royal Dutch Shell plc shareholders	(5,380)		(817)	504		(6,489)	(12,182)
At December 31, 2014	(5,931)		2,112	458		(16,369)	(19,730)
[A] Includes losses of $2,024 million arising on net investment hedges.

[B] Mainly relating to the acquisition of BG (see Note 20).

24 DIVIDENDS

Interim dividends	$ million
	2016	2015	2014
A shares
Cash: $1.88 per share (2015: $1.88; 2014: $1.86)	4,545	5,203	5,413
Scrip: $1.88 per share (2015: $1.88; 2014: $1.86)	3,491	2,154	1,866
Total – A shares	8,036	7,357	7,279
B shares
Cash: $1.88 per share (2015: $1.88; 2014: $1.86)	5,132	4,167	4,031
Scrip: $1.88 per share (2015: $1.88; 2014: $1.86)	1,791	448	533
Total – B shares	6,923	4,615	4,564
Total	14,959	11,972	11,843

In addition, on February 2, 2017, the Directors announced a further interim dividend in respect of 2016 of $0.47 per A share and $0.47 per B share. The total dividend is estimated to be $3,842 million and is payable on March 27, 2017, to shareholders on the register at February 17, 2017. Under the Scrip Dividend Programme, shareholders can elect to receive dividends in the form of A shares.

Dividends on A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends on B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends on ADSs are paid in dollars.

150        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

25 EARNINGS PER SHARE

	2016	2015	2014
Income attributable to Royal Dutch Shell plc shareholders ($ million)	4,575	1,939	14,874
Weighted average number of A and B shares used as the basis for determining:
Basic earnings per share (million)	7,833.7	6,320.3	6,311.5
Diluted earnings per share (million)	7,891.7	6,393.8	6,311.6

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

26 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

GENERAL

In the ordinary course of business, Shell subsidiaries are subject to a number of loss contingencies arising from litigation and claims brought by private parties and governments, including tax authorities. The operations and earnings of Shell subsidiaries continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous groups in the countries in which they operate. The industries in which Shell subsidiaries are engaged are also subject to physical risks of various types. The nature and frequency of these developments and events, as well as their effect on future operations and earnings, are unpredictable. While these matters are not expected to have a material impact on Shell, no assurance can be provided.

PESTICIDE LITIGATION

Shell Oil Company (SOC), along with other agricultural chemical pesticide manufacturers and distributors, has been sued by public and quasi-public water purveyors alleging responsibility for groundwater contamination caused by applications of chemical pesticides. Most of these law suits assert various theories of strict liability and seek to recover actual damages, including water well treatment and remediation costs. All of the suits assert claims for punitive damages. There are approximately 30 such cases pending. Based on the claims asserted and SOC’s track record with regard to amounts paid to resolve varying claims, management does not expect that the outcome of these suits pending at December 31, 2016, will have a material impact on Shell, although no assurance can be provided.

NIGERIAN LITIGATION

Shell subsidiaries and associates operating in Nigeria are parties to various environmental and contractual disputes brought in the courts of Nigeria, England and the Netherlands. These disputes are at different stages in litigation, including at the appellate stage, where judgements have been rendered against Shell entities. If taken at face value, the aggregate amount of these judgements could be seen as material. The management, however, believes that the outcomes of these matters will ultimately be resolved in a manner favourable to Shell. While these matters are not expected to have a material impact on Shell, no assurance can be provided.

Authorities in various countries are investigating Shell’s investment in Nigerian oil block OPL 245 and the 2011 settlement of litigation pertaining to that block. On January 27, 2017, the Nigeria Federal High Court issued an Interim Order of Attachment for oil block OPL 245, pending the conclusion of the investigation. Shell has applied to discharge this order on constitutional and procedural grounds. On February 14, 2017, Shell received notice of the request of indictment from the Italian prosecution office in Milan with respect to this matter.

27 EMPLOYEES

Employee costs	$ million
	2016[A]	2015	2014
Remuneration	11,985	12,558	13,092
Social security contributions	867	830	944
Retirement benefits (see Note 18)	2,181	2,984	1,516
Share-based compensation (see Note 22)	693	750	804
Total	15,726	17,122	16,356

[A] In addition, there were redundancy costs of $1,441 million.

Average employee numbers	Thousand
	2016	2015	2014
Integrated Gas [A]	13	13	11
Upstream [A]	22	22	22
Downstream	40	43	47
Corporate [B]	17	15	14
Total	92	93	94

[A] Segmental reporting has been changed with effect from 2016 (see Note 5). Comparative information has been reclassified.

[B] Includes all employees working in business services centres irrespective of the segment they support.

151        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

28 DIRECTORS AND SENIOR MANAGEMENT

.
Remuneration of Directors of the Company	$ million
	2016	2015	2014
Emoluments	10	12	24
Value of released awards under long-term incentive plans	8	1	5
Employer contributions to pension plans	1	1	1

Emoluments comprise salaries and fees, annual bonuses (for the period for which performance is assessed) and other benefits. Emoluments in 2014 included $11 million for tax equalisation which arose mainly as a result of the promotion of the CEO. The value of released awards under long-term incentive plans for the period is in respect of the performance period ending in that year. In 2016, retirement benefits were accrued in respect of qualifying services under defined benefit plans by two Directors.

Further information on the remuneration of the Directors can be found in the Directors’ Remuneration Report on pages 82-103.

Directors and Senior Management expense	$ million
	2016	2015	2014
Short-term benefits	21	21	43
Retirement benefits	3	4	4
Share-based compensation	15	19	18
Termination and related amounts	4	—	5
Total	43	44	70

Directors and Senior Management comprise members of the Executive Committee and the Non-executive Directors of the Company.

Short-term benefits comprise salaries and fees, annual bonuses delivered in cash (for the period for which performance is assessed), other benefits and employer social security contributions. Short-term benefits in 2014 included tax equalisation as described above.

29 AUDITOR’s REMUNERATION

	$ million
	2016	2015	2014
Fees in respect of the audit of the Consolidated and Parent Company Financial Statements, including audit of consolidation returns	32	5	5
Other audit fees, principally in respect of audits of accounts of subsidiaries	17	46	45
Total audit fees	49	51	50
Audit-related fees (for other services provided pursuant to legislation)	2	2	2
Fees in respect of non-audit services	1	—	1	[A]
Total	52	53	53

[A] Principally for tax compliance.

In addition, the auditor provided audit services to retirement benefit plans for employees of subsidiaries. Remuneration amounted to $1 million in 2016 (2015: $1 million; 2014: $1 million).

With effect from 2016, Ernst & Young LLP (EY) was appointed as auditor of the Company, replacing PricewaterhouseCoopers LLP (PwC). Auditor’s remuneration for 2016 relates to EY and for 2015 and 2014 to PwC. From 2016, fees in respect of the audit of the Consolidated Financial Statements include audit of consolidation returns carried out locally that was previously included within other audit fees.

30 POST BALANCE SHEET EVENTS

In January 2017, we agreed to sell our interests in the UK North Sea assets Buzzard, Beryl, Bressay, Elgin-Franklin, J-Block, the Greater Armada cluster, Everest, Lomond and Erskine, as well as a 10% interest in Schiehallion, for a consideration of up to $3.8 billion, including an initial consideration of $3.0 billion, a payment of up to $0.6 billion between 2018 and 2021 subject to commodity price, and potential further payments of up to $0.2 billion for future discoveries. The transaction is subject to partner and regulatory approvals, with completion expected in 2017.

Subsequent to the release of the fourth quarter and full year 2016 unaudited results, Shell signed binding definitive agreements with Saudi Refining Inc., a wholly owned subsidiary of Saudi Arabian Oil Company, on the separation of assets, liabilities and businesses of Motiva Enterprises LLC, a 50:50 refining and marketing joint venture in the USA. The transaction is expected to be completed in 2017, subject to regulatory approvals. The estimated net assets to be acquired by Shell and a balancing receipt exceed the carrying amount of the investment in the joint venture.

In March 2017, Shell agreed to sell to Canadian Natural Resources Limited (Canadian Natural) its 60% interest in the Athabasca Oil Sands Project (AOSP), accounted for as a joint operation, its 100% interest in the Peace River Complex in-situ assets including Carmon Creek, and a number of undeveloped oil sands leases, all in Alberta, Canada. The consideration is approximately $8.5 billion, comprising $5.4 billion in cash and around 98 million Canadian Natural shares currently valued at $3.1 billion. The transaction is estimated to result in a post-tax impairment loss of $1.3 billion to $1.5 billion, subject to adjustments. In a related transaction, Shell and Canadian Natural have agreed to jointly (50:50) acquire Marathon Oil Canada Corporation (MOCC), which has a 20% interest in the AOSP, for $1.25 billion each. Following these transactions, Shell will continue as operator of the Scotford Upgrader and the Quest carbon capture and storage (CCS) project. Subject to regulatory approvals, the transactions are expected to close in mid 2017. Subject to closing of these transactions and additional further conditions, Shell may swap its purchased interest in MOCC for a 20% interest in the Scotford Upgrader and Quest CCS project. If the swap were to occur, Shell would fully exit AOSP mining operations and have a 20% interest in the Scotford Upgrader and Quest CCS project.

152        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

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

Subsidiaries’ proved reserves at December 31, 2016, were divided into 73% developed and 27% undeveloped on a barrel of oil equivalent basis. For the Shell share of joint ventures and associates, the proved reserves at December 31, 2016, were divided into 83% developed and 17% undeveloped on a barrel of oil equivalent basis.

Proved reserves are recognised under various forms of contractual agreements. Shell’s proved reserves volumes at December 31, 2016, present in agreements such as production-sharing contracts (PSC), tax/variable royalty contracts or other forms of economic entitlement contracts, where the Shell share of reserves can vary with commodity prices, were 3,397 million barrels of crude oil and natural gas liquids, and 14,423 thousand million standard cubic feet (scf) of natural gas.

Proved reserves cannot be measured exactly because estimation of reserves involves subjective judgement (see “Risk factors” on page 12 and our “Proved reserves assurance process” below). These estimates remain subject to revision and are unaudited supplementary information.

The impact of the acquisition of BG Group plc (BG) in February 2016 on proved reserves volumes is included in purchases of minerals in place.

Proved reserves in Oceania included Shell’s 14% share of Woodside Petroleum Limited (Woodside) from June 2014 to April 2016 (previously 23%, from April 2012 to June 2014). Woodside is a publicly listed company on the Australian Securities Exchange for which we have limited access to data; accordingly, the numbers are based on our best assessment. The accounting classification of Woodside was changed from an associate to an investment in securities in April 2016 and therefore no proved reserves are included with effect from that date.

In March 2017, we agreed to sell, in a series of transactions, all of our in-situ and undeveloped oil sands interests in Canada and reduce our share in the Athabasca Oil Sands Project (AOSP) from 60% to 10%. See Note 30 to the “Consolidated Financial Statements” on page 152. Proved reserves associated with these oil sands interests and our 60% interest in the AOSP were 2 billion barrels at December 31, 2016.

Proved reserves assurance process

A central group of reserves experts, who on average have around 29 years’ experience in the oil and gas industry, undertake the primary assurance of the proved reserves bookings. This group of experts is part of the Resources Assurance and Reporting (RAR) organisation within Shell. A Vice President with 31 years’ experience in the oil and gas industry currently heads the RAR organisation. He is a member of the Society of Petroleum Engineers and holds a BA in mathematics from Oxford University and a MEng in Petroleum Engineering from Heriot Watt University. The RAR organisation reports directly to an Executive Vice President of Finance, who is a member of the Upstream Reserves Committee (URC). The URC is a multidisciplinary committee consisting of senior representatives from the Finance, Legal, Projects & Technology and Upstream organisations. The URC reviews and endorses all major (larger than 20 million barrels of oil equivalent) proved reserves bookings and endorses the total aggregated proved reserves. Final approval of all proved reserves bookings remains with Shell’s Executive Committee. The Internal Audit function also provides secondary assurance through audits of the control framework.

153        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

CRUDE OIL, NATURAL GAS LIQUIDS, SYNTHETIC CRUDE OIL AND BITUMEN

Shell subsidiaries’ proved reserves of crude oil, natural gas liquids (NGLs), synthetic crude oil and bitumen at the end of the year; their share of the proved reserves of joint ventures and associates at the end of the year; and the changes in such reserves during the year are set out on pages 155-157. Significant changes in these proved reserves are discussed below.

PROVED RESERVES 2016-2015

Shell subsidiaries

Acquisition of BG

Purchases of minerals in place included 1,205 million barrels additions on acquisition of BG, notably 85 million barrels in Europe, 175 million barrels in Asia and 931 million barrels in South America.

Asia

The net increase of 100 million barrels in revisions and reclassifications mainly related to Malaysia and Russia.

Canada

The increase of 96 million barrels in synthetic crude oil extensions and discoveries was in the Muskeg River Mine.

South America

The net increase of 86 million barrels in revisions and reclassifications was mainly due to a transfer of contingent resource to proved reserves in Brazil.

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

154        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Proved developed and undeveloped reserves 2016	Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	417	1,286	126	579	560	22	1,941	3	56	3,046	1,941	3	4,990
Revisions and reclassifications	24	100	9	21	17	3	33	4	86	260	33	4	297
Improved recovery	—	22	—	—	2	—	—	—	—	24	—	—	24
Extensions and discoveries	—	4	—	—	20	6	96	—	—	30	96	—	126
Purchases of minerals in place	85	175	2	14	—	—	—	—	931	1,207	—	—	1,207
Sales of minerals in place	(5)	—	—	—	(5)	(2)	—	—	—	(12)	—	—	(12)
Production [A]	(86)	(201)	(9)	(85)	(103)	(11)	(56)	(5)	(81)	(576)	(56)	(5)	(637)
At December 31	435	1,386	128	529	491	18	2,014	2	992	3,979	2,014	2	5,995
Shell share of joint ventures and associates
At January 1	11	290	12	—	—	—	—	—	—	313	—	—	313
Revisions and reclassifications	(3)	1	(11)	—	—	—	—	—	—	(13)	—	—	(13)
Improved recovery	—	—	—	—	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	1	—	—	—	—	—	—	—	1	—	—	1
Purchases of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(36)	(1)	—	—	—	—	—	—	(38)	—	—	(38)
At December 31	7	256	—	—	—	—	—	—	—	263	—	—	263
Total	442	1,642	128	529	491	18	2,014	2	992	4,242	2,014	2	6,258
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	4	—	—	—	—	—	4	—	—	4

[A] Included 2 million barrels consumed in operations for synthetic crude oil.

Proved developed reserves 2016	Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	220	972	36	437	455	20	1,405	3	44	2,184	1,405	3	3,592
At December 31	257	1,184	36	461	437	14	1,387	2	543	2,932	1,387	2	4,321
Shell share of joint ventures and associates
At January 1	5	204	9	—	—	—	—	—	—	218	—	—	218
At December 31	4	215	—	—	—	—	—	—	—	219	—	—	219

Proved undeveloped reserves 2016											Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	197	314	90	142	105	2	536	—	12	862	536	—	1,398
At December 31	178	202	92	68	54	4	627	—	449	1,047	627	—	1,674
Shell share of joint ventures and associates
At January 1	6	86	3	—	—	—	—	—	—	95	—	—	95
At December 31	3	41	—	—	—	—	—	—	—	44	—	—	44

155        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Proved developed and undeveloped reserves 2015											Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	579	1,306	128	691	711	44	1,763	428	63	3,522	1,763	428	5,713
Revisions and reclassifications	(97)	149	6	50	(61)	(25)	204	(420)	7	29	204	(420)	(187)
Improved recovery	—	—	—	—	4	—	—	—	—	4	—	—	4
Extensions and discoveries	—	—	—	—	10	12	26	—	—	22	26	—	48
Purchases of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	(76)	—	—	—	—	—	(76)	—	—	(76)
Production [A]	(65)	(169)	(8)	(86)	(104)	(9)	(52)	(5)	(14)	(455)	(52)	(5)	(512)
At December 31	417	1,286	126	579	560	22	1,941	3	56	3,046	1,941	3	4,990
Shell share of joint ventures and associates
At January 1	29	376	12	—	—	—	—	—	—	417	—	—	417
Revisions and reclassifications	(17)	(49)	1	—	—	—	—	—	—	(65)	—	—	(65)
Improved recovery	—	—	—	—	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—	—	—	—	—
Purchases of minerals in place	—	—	2	—	—	—	—	—	—	2	—	—	2
Sales of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(37)	(3)	—	—	—	—	—	—	(41)	—	—	(41)
At December 31	11	290	12	—	—	—	—	—	—	313	—	—	313
Total	428	1,576	138	579	560	22	1,941	3	56	3,359	1,941	3	5,303
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	7	—	—	—	—	—	7	—	—	7

[A] Included 2 million barrels consumed in operations for synthetic crude oil.

Proved developed reserves 2015											Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	350	947	41	534	494	26	1,273	9	51	2,443	1,273	9	3,725
At December 31	220	972	36	437	455	20	1,405	3	44	2,184	1,405	3	3,592
Shell share of joint ventures and associates
At January 1	22	222	10	—	—	—	—	—	—	254	—	—	254
At December 31	5	204	9	—	—	—	—	—	—	218	—	—	218

Proved undeveloped reserves 2015											Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	229	359	87	157	217	18	490	419	12	1,079	490	419	1,988
At December 31	197	314	90	142	105	2	536	—	12	862	536	—	1,398
Shell share of joint ventures and associates
At January 1	7	154	2	—	—	—	—	—	—	163	—	—	163
At December 31	6	86	3	—	—	—	—	—	—	95	—	—	95

156        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Proved developed and undeveloped reserves 2014											Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	769	1,343	139	651	991	29	1,731	422	95	4,017	1,731	422	6,170
Revisions and reclassifications	(129)	120	2	126	(169)	3	81	17	(7)	(54)	81	17	44
Improved recovery	—	—	—	9	—	—	—	—	—	9	—	—	9
Extensions and discoveries	—	5	1	8	18	21	—	1	13	66	—	1	67
Purchases of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	(5)	(15)	(30)	(1)	—	(6)	(21)	(72)	—	(6)	(78)
Production [A]	(61)	(162)	(9)	(88)	(99)	(8)	(49)	(6)	(17)	(444)	(49)	(6)	(499)
At December 31	579	1,306	128	691	711	44	1,763	428	63	3,522	1,763	428	5,713
Shell share of joint ventures and associates
At January 1	29	381	24	—	—	—	—	—	17	451	—	—	451
Revisions and reclassifications	2	33	—	—	—	—	—	—	(17)	18	—	—	18
Improved recovery	—	—	—	—	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	1	—	—	—	—	—	—	—	1	—	—	1
Purchases of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	(8)	—	—	—	—	—	—	(8)	—	—	(8)
Production	(2)	(39)	(4)	—	—	—	—	—	—	(45)	—	—	(45)
At December 31	29	376	12	—	—	—	—	—	—	417	—	—	417
Total	608	1,682	140	691	711	44	1,763	428	63	3,939	1,763	428	6,130
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	9	—	—	—	—	—	9	—	—	9

[A] Included 2 million barrels consumed in operations for synthetic crude oil.

Proved developed reserves 2014											Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	396	942	48	453	440	21	1,299	13	59	2,359	1,299	13	3,671
At December 31	350	947	41	534	494	26	1,273	9	51	2,443	1,273	9	3,725
Shell share of joint ventures and associates
At January 1	22	316	23	—	—	—	—	—	15	376	—	—	376
At December 31	22	222	10	—	—	—	—	—	—	254	—	—	254

Proved undeveloped reserves 2014											Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	373	401	91	198	551	8	432	409	36	1,658	432	409	2,499
At December 31	229	359	87	157	217	18	490	419	12	1,079	490	419	1,988
Shell share of joint ventures and associates
At January 1	7	65	1	—	—	—	—	—	2	75	—	—	75
At December 31	7	154	2	—	—	—	—	—	—	163	—	—	163

157        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

NATURAL GAS

Shell subsidiaries’ proved reserves of natural gas at the end of the year; their share of the proved reserves of joint ventures and associates at the end of the year; and the changes in such reserves during the year are set out on pages 159-161. Significant changes in these proved reserves are discussed below. Volumes are not adjusted to standard heat content. Apart from integrated projects, volumes of gas are reported on an “as-sold” basis. The price used to calculate future revenue and cash flows from proved gas reserves is the contract price or the 12-month average on “as-sold” volumes. Volumes associated with integrated projects are those measured at a designated transfer point between the upstream and downstream portions of the integrated project. Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

PROVED RESERVES 2016-2015

Shell subsidiaries

Acquisition of BG

Purchases of minerals in place included 7,111 thousand million scf additions on acquisition of BG, notably 419 thousand million scf in Europe, 576 thousand million scf in Asia, 3,904 thousand million scf in Oceania, 327 thousand million scf in Africa, 151 thousand million scf in the USA and 1,734 thousand million scf in South America.

Asia

The net increase of 554 thousand million scf in revisions and reclassifications was mainly due to technical revisions in Kazakhstan and Thailand, and an increased PSC entitlement share in Qatar.

Oceania

The purchase of minerals in place of 426 thousand million scf, excluding the increase on acquisition of BG (see above), was from the acquisition of a further interest in the Jansz-Io field in Australia.

USA

The increase of 200 thousand million scf in extensions and discoveries was in shale.

Shell share of joint ventures and associates

Europe

The net decrease of 636 thousand million scf in revisions and reclassifications was mainly due to a reassessment of Groningen compression in the Netherlands.

Oceania

The net decrease of 464 thousand million scf in revisions and reclassifications was due to the change of accounting classification for Woodside.

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

158        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Proved developed and undeveloped reserves 2016						Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	3,848	10,692	5,411	2,236	754	955	43	23,939
Revisions and reclassifications	92	554	(177)	51	(95)	41	66	532
Improved recovery	—	10	—	—	—	—	—	10
Extensions and discoveries	4	162	—	2	200	180	3	551
Purchases of minerals in place	419	576	4,330	327	151	—	1,734	7,537
Sales of minerals in place	(7)	—	—	—	(7)	(63)	—	(77)
Production [A]	(615)	(921)	(513)	(391)	(328)	(269)	(196)	(3,233)
At December 31	3,741	11,073	9,051	2,225	675	844	1,650	29,259
Shell share of joint ventures and associates
At January 1	7,538	5,363	535	—	—	—	—	13,436
Revisions and reclassifications	(636)	(197)	(464)	—	—	—	—	(1,297)
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	—	35	—	—	—	—	—	35
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production [B]	(405)	(447)	(40)	—	—	—	—	(892)
At December 31	6,497	4,754	31	—	—	—	—	11,282
Total	10,238	15,827	9,082	2,225	675	844	1,650	40,541
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	3	—	2	—	—	—	5

[A] Included 197 thousand million standard cubic feet consumed in operations.

[B] Included 44 thousand million standard cubic feet consumed in operations.

Proved developed reserves 2016	Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	3,471	9,920	1,234	1,386	572	636	37	17,256
At December 31	3,437	10,569	3,966	1,618	563	458	1,172	21,783
Shell share of joint ventures and associates
At January 1	5,933	4,301	420	—	—	—	—	10,654
At December 31	5,240	4,110	31	—	—	—	—	9,381

Proved undeveloped reserves 2016	Thousand million standard cubic feet
				North America			South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	377	772	4,177	850	182	319	6	6,683
At December 31	304	504	5,085	607	112	386	478	7,476
Shell share of joint ventures and associates
At January 1	1,605	1,062	115	—	—	—	—	2,782
At December 31	1,257	644	—	—	—	—	—	1,901

159        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Proved developed and undeveloped reserves 2015	Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	4,430	10,071	5,575	2,621	1,561	1,611	48	25,917
Revisions and reclassifications	(61)	1,385	41	5	(587)	(581)	11	213
Improved recovery	—	—	—	—	1	—	—	1
Extensions and discoveries	—	—	—	4	59	175	—	238
Purchases of minerals in place	—	—	—	—	—	2	—	2
Sales of minerals in place	(19)	—	—	(115)	(5)	—	—	(139)
Production [A]	(502)	(764)	(205)	(279)	(275)	(252)	(16)	(2,293)
At December 31	3,848	10,692	5,411	2,236	754	955	43	23,939
Shell share of joint ventures and associates
At January 1	7,866	6,030	503	—	—	—	—	14,399
Revisions and reclassifications	92	(214)	23	—	—	—	—	(99)
Improved recovery	6	—	—	—	—	—	—	6
Extensions and discoveries	11	—	—	—	—	—	—	11
Purchases of minerals in place	—	—	84	—	—	—	—	84
Sales of minerals in place	—	—	—	—	—	—	—	—
Production [B]	(437)	(453)	(75)	—	—	—	—	(965)
At December 31	7,538	5,363	535	—	—	—	—	13,436
Total	11,386	16,055	5,946	2,236	754	955	43	37,375
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	2	—	3	—	—	—	5

[A] Included 145 thousand million standard cubic feet consumed in operations.

[B] Included 55 thousand million standard cubic feet consumed in operations.

Proved developed reserves 2015	Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	3,774	9,114	1,398	1,162	1,275	939	42	17,704
At December 31	3,471	9,920	1,234	1,386	572	636	37	17,256
Shell share of joint ventures and associates
At January 1	6,386	4,501	433	—	—	—	—	11,320
At December 31	5,933	4,301	420	—	—	—	—	10,654

Proved undeveloped reserves 2015	Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	656	957	4,177	1,459	286	672	6	8,213
At December 31	377	772	4,177	850	182	319	6	6,683
Shell share of joint ventures and associates
At January 1	1,480	1,529	70	—	—	—	—	3,079
At December 31	1,605	1,062	115	—	—	—	—	2,782

160        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Proved developed and undeveloped reserves 2014	Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	4,767	10,170	6,092	2,257	2,199	1,500	74	27,059
Revisions and reclassifications	175	630	(20)	621	(46)	(5)	(11)	1,344
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	—	82	46	61	73	449	8	719
Purchases of minerals in place	—	—	—	—	287	—	—	287
Sales of minerals in place	—	—	(325)	(10)	(578)	(100)	(8)	(1,021)
Production [A]	(512)	(811)	(218)	(308)	(374)	(233)	(15)	(2,471)
At December 31	4,430	10,071	5,575	2,621	1,561	1,611	48	25,917
Shell share of joint ventures and associates
At January 1	8,508	5,991	909	—	—	—	6	15,414
Revisions and reclassifications	(60)	455	34	—	—	—	(6)	423
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	6	26	11	—	—	—	—	43
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	(354)	—	—	—	—	(354)
Production [B]	(588)	(442)	(97)	—	—	—	—	(1,127)
At December 31	7,866	6,030	503	—	—	—	—	14,399
Total	12,296	16,101	6,078	2,621	1,561	1,611	48	40,316
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	3	—	6	—	—	—	9
[A] Included 162 thousand million standard cubic feet consumed in operations.

[B] Included 58 thousand million standard cubic feet consumed in operations.

Proved developed reserves 2014	Thousand million standard cubic feet
				North America			South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	3,942	9,132	1,621	946	1,492	908	48	18,089
At December 31	3,774	9,114	1,398	1,162	1,275	939	42	17,704
Shell share of joint ventures and associates
At January 1	6,856	4,894	806	—	—	—	4	12,560
At December 31	6,386	4,501	433	—	—	—	—	11,320

Proved undeveloped reserves 2014	Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	825	1,038	4,471	1,311	707	592	26	8,970
At December 31	656	957	4,177	1,459	286	672	6	8,213
Shell share of joint ventures and associates
At January 1	1,652	1,097	103	—	—	—	2	2,854
At December 31	1,480	1,529	70	—	—	—	—	3,079

161        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS

The SEC Form 20-F requires the disclosure of a standardised measure of discounted future net cash flows, relating to proved reserves quantities and based on a 12-month unweighted arithmetic average sales price, calculated on a first-day-of-the-month basis, with cost factors based on those at the end of each year, currently enacted tax rates and a 10% annual discount factor. In our view, the information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition, a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS RELATING TO PROVED RESERVES AT DECEMBER 31

2016 – Shell subsidiaries										$ million
						North America			South
	Europe	Asia	Oceania	Africa		USA		Canada	America	Total
Future cash inflows	33,837	71,019	49,872	26,422		20,239		71,652	41,999	315,040
Future production costs	17,276	25,793	22,842	12,302		17,114		54,966	21,780	172,073
Future development costs	11,630	12,481	16,795	5,533		7,894		11,948	15,053	81,334
Future tax expenses	824	9,059	1,734	5,427		561		1,327	3,700	22,632
Future net cash flows	4,107	23,686	8,501	3,160		(5,330)		3,411	1,466	39,001
Effect of discounting cash flows at 10%	351	10,663	2,889	(231)		(3,423)		2,129	(1,095)	11,283
Standardised measure of discounted future net cash flows	3,756	13,023	5,612	3,391		(1,907)	[A]	1,282	2,561	27,718
Non-controlling interest included	—	—	—	(65)	[A]	—		—	—	(65)

[A] While proved reserves are economically producible at the 2016 yearly average price, the standardised measure of discounted future net cash flows was negative for those proved reserves at December 31, 2016, due to addition of overhead, tax and abandonment costs and ongoing commitments post production of proved reserves.

2016 – Shell share of joint ventures and associates	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Future cash inflows	26,224	28,000	88	—	—	—	—	54,312
Future production costs	18,163	14,060	65	—	—	—	—	32,288
Future development costs	1,367	7,588	41	—	—	—	—	8,996
Future tax expenses	2,526	3,280	—	—	—	—	—	5,806
Future net cash flows	4,168	3,072	(18)	—	—	—	—	7,222
Effect of discounting cash flows at 10%	2,363	692	(9)	—	—	—	—	3,046
Standardised measure of discounted future net cash flows	1,805	2,380	(9)	—	—	—	—	4,176

2015 – Shell subsidiaries	$ million
						North America			South
	Europe	Asia	Oceania	Africa		USA		Canada	America		Total
Future cash inflows	46,910	83,549	36,644	35,856		28,755		81,957	2,264		315,935
Future production costs	21,526	25,494	11,690	17,470		21,480		60,449	1,728		159,837
Future development costs	12,003	12,730	12,987	6,344		10,930		17,983	898		73,875
Future tax expenses	7,660	15,926	1,407	6,357		864		1,099	86		33,399
Future net cash flows	5,721	29,399	10,560	5,685		(4,519)		2,426	(448)		48,824
Effect of discounting cash flows at 10%	1,870	14,181	5,894	1,372		(2,394)		2,241	(221)		22,943
Standardised measure of discounted future net cash flows	3,851	15,218	4,666	4,313		(2,125)	[A]	185	(227)	[A]	25,881
Non-controlling interest included	—	(1)	—	(149)	[A]	—		—	—		(150)

[A] While proved reserves are economically producible at the 2015 yearly average price, the standardised measure of discounted future net cash flows was negative for those proved reserves at December 31, 2015, due to addition of overhead, tax and abandonment costs.

162        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

2015 – Shell share of joint ventures and associates	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Future cash inflows	45,488	43,271	5,261	—	—	—	—	94,020
Future production costs	27,279	19,566	1,055	—	—	—	—	47,900
Future development costs	1,513	7,449	492	—	—	—	—	9,454
Future tax expenses	4,121	6,384	1,121	—	—	—	—	11,626
Future net cash flows	12,575	9,872	2,593	—	—	—	—	25,040
Effect of discounting cash flows at 10%	9,597	3,393	1,087	—	—	—	—	14,077
Standardised measure of discounted future net cash flows	2,978	6,479	1,506	—	—	—	—	10,963

2014 – Shell subsidiaries	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Future cash inflows	94,201	154,314	59,407	77,122	72,537	190,183	5,573	653,337
Future production costs	37,786	36,742	14,296	29,978	42,784	100,074	3,173	264,833
Future development costs	14,154	15,729	12,629	7,214	15,584	33,495	1,450	100,255
Future tax expenses	25,692	43,303	6,607	25,207	5,299	14,730	778	121,616
Future net cash flows	16,569	58,540	25,875	14,723	8,870	41,884	172	166,633
Effect of discounting cash flows at 10%	5,493	27,974	14,997	4,825	1,583	33,365	(231)	88,006
Standardised measure of discounted future net cash flows	11,076	30,566	10,878	9,898	7,287	8,519	403	78,627
Non-controlling interest included	—	(5)	—	59	—	—	—	54

2014 – Shell share of joint ventures and associates	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Future cash inflows	60,397	92,756	11,370	—	—	—	—	164,523
Future production costs	42,656	37,961	3,021	—	—	—	—	83,638
Future development costs	1,631	10,089	2,580	—	—	—	—	14,300
Future tax expenses	6,005	16,368	1,708	—	—	—	—	24,081
Future net cash flows	10,105	28,338	4,061	—	—	—	—	42,504
Effect of discounting cash flows at 10%	4,953	12,218	1,989	—	—	—	—	19,160
Standardised measure of discounted future net cash flows	5,152	16,120	2,072	—	—	—	—	23,344

CHANGE IN STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

2016	$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	25,881	10,963	36,844
Net changes in prices and production costs	(21,506)	(6,942)	(28,448)
Revisions of previous reserves estimates	6,175	(1,328)	4,847
Extensions, discoveries and improved recovery	1,268	(17)	1,251
Purchases and sales of minerals in place	24,279	—	24,279
Development cost related to future production	(15,327)	(150)	(15,477)
Sales and transfers of oil and gas, net of production costs	(19,657)	(3,087)	(22,744)
Development cost incurred during the year	15,403	854	16,257
Accretion of discount	4,376	1,363	5,739
Net change in income tax	6,826	2,520	9,346
At December 31	27,718	4,176	31,894

163        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

2015	$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	78,627	23,344	101,971
Net changes in prices and production costs	(123,966)	(19,098)	(143,064)
Revisions of previous reserves estimates	7,672	(1,255)	6,417
Extensions, discoveries and improved recovery	297	7	304
Purchases and sales of minerals in place	(1,706)	218	(1,488)
Development cost related to future production	4,329	927	5,256
Sales and transfers of oil and gas, net of production costs	(18,930)	(4,383)	(23,313)
Development cost incurred during the year	17,818	1,463	19,281
Accretion of discount	13,837	3,188	17,025
Net change in income tax	47,903	6,552	54,455
At December 31	25,881	10,963	36,844

2014	$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	91,299	25,180	116,479
Net changes in prices and production costs	(22,475)	1,025	(21,450)
Revisions of previous reserves estimates	6,451	(28)	6,423
Extensions, discoveries and improved recovery	2,837	191	3,028
Purchases and sales of minerals in place	(2,551)	(1,497)	(4,048)
Development cost related to future production	(9,372)	(1,362)	(10,734)
Sales and transfers of oil and gas, net of production costs	(40,495)	(7,401)	(47,896)
Development cost incurred during the year	22,619	1,350	23,969
Accretion of discount	16,367	3,670	20,037
Net change in income tax	13,947	2,216	16,163
At December 31	78,627	23,344	101,971

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES CAPITALISED COSTS

The aggregate amount of property, plant and equipment and intangible assets, excluding goodwill, relating to oil and gas exploration and production activities, and the aggregate amount of the related depreciation, depletion and amortisation at December 31, are shown in the tables below.

SHELL SUBSIDIARIES

	$ million
	2016	2015
Cost [A]
Proved properties [B]	286,509	231,768
Unproved properties	25,582	27,928
Support equipment and facilities	6,418	5,717
	318,509	265,413
Depreciation, depletion and amortisation
Proved properties [B]	129,243	118,575
Unproved properties	6,569	8,295
Support equipment and facilities	3,245	3,000
	139,057	129,870
Net capitalised costs	179,452	135,543

[A] There were additions of $48,430 million on acquisition of BG.

[B] Includes capitalised asset decommissioning and restoration costs and related depreciation.

164        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

SHELL SHARE OF JOINT VENTURES AND ASSOCIATES

	$ million
	2016	2015
Cost
Proved properties [A]	40,773	44,003
Unproved properties	2,992	3,698
Support equipment and facilities	4,383	3,724
	48,148	51,425
Depreciation, depletion and amortisation
Proved properties [A]	28,712	25,014
Unproved properties	20	156
Support equipment and facilities	3,054	2,124
	31,786	27,294
Net capitalised costs	16,362	24,131

[A] Includes capitalised asset decommissioning and restoration costs and related depreciation.

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES COSTS INCURRED

Costs incurred during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the tables below. Finance leases are excluded. Development costs include capitalised asset decommissioning and restoration costs (including increases or decreases arising from changes to cost estimates or to the discount rate applied to the obligations) and exclude costs of acquiring support equipment and facilities, but include depreciation thereon. Europe includes Greenland.

SHELL SUBSIDIARIES

2016[A]	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Other[B]	America	Total
Acquisition of properties
Proved	25	59	—	4	—	—	16	104
Unproved	222	—	2	6	87	17	167	501
Exploration	396	400	20	598	1,043	418	509	3,384
Development	4,242	6,632	10,283	2,009	3,629	701	30,575	58,071

[A] Including $44,127 million of related costs incurred on acquisition of BG.

[B] Comprises Canada, Honduras and Mexico.

2015	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Other[A]	America	Total
Acquisition of properties
Proved	2	3	—	—	2	86	—	93
Unproved	1	1	—	—	135	30	10	177
Exploration	360	822	198	376	3,433	554	542	6,285
Development	3,777	2,703	3,760	2,829	5,720	1,747	80	20,616

[A] Comprises Canada and Mexico.

2014	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Acquisition of properties
Proved	2	57	—	132	36	—	10	237
Unproved	—	97	—	221	401	37	136	892
Exploration	680	1,339	415	254	2,546	851	717	6,802
Development	5,139	3,189	5,111	2,717	6,482	2,437	409	25,484

165        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

SHELL SHARE OF JOINT VENTURES AND ASSOCIATES

Joint ventures and associates did not incur costs in the acquisition of oil and gas properties in 2016, 2015 or 2014.

2016	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Exploration	33	57	101	—	—	—	—	191
Development	99	2,173	273	—	—	—	—	2,545

2015	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Exploration	40	132	125	—	—	—	—	297
Development	254	2,434	854	—	—	—	—	3,542

2014	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Exploration	18	181	162	—	—	—	—	361
Development	220	3,430	143	—	—	—	—	3,793

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES EARNINGS

The results of operations for oil and gas producing activities are shown in the tables below. Europe includes Greenland and taxes other than income tax include cash-paid royalties to governments outside North America.

SHELL SUBSIDIARIES

2016	$ million
					North America			South
	Europe	Asia	Oceania	Africa	USA	Other	[A]	America	Total
Revenue
Third parties	969	2,656	1,069	1,380	643	41		476	7,234
Sales between businesses	5,816	7,284	1,438	3,138	3,960	3,789		2,980	28,405
Total	6,785	9,940	2,507	4,518	4,603	3,830		3,456	35,639
Production costs excluding taxes	2,565	2,212	805	1,468	3,348	2,230		865	13,493
Taxes other than income tax	66	421	83	194	70	—		790	1,624
Exploration	250	408	70	356	438	291		295	2,108
Depreciation, depletion and amortisation	3,270	3,304	1,130	2,018	4,372	1,953		2,881	18,928
Other costs/(income)	1,925	1,606	(700)	356	40	680		(173)	3,734
Earnings before taxation	(1,291)	1,989	1,119	126	(3,665)	(1,324)		(1,202)	(4,248)
Taxation charge/(credit)	(311)	1,918	559	431	(1,351)	(377)		(1,032)	(163)
Earnings after taxation	(980)	71	560	(305)	(2,314)	(947)		(170)	(4,085)

[A] Comprises Canada, Honduras and Mexico.

166        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

2015	$ million
					North America			South
	Europe	Asia	Oceania	Africa	USA	Other	[A]	America	Total
Revenue
Third parties	1,866	2,577	1,202	1,174	567	53		85	7,524
Sales between businesses	5,707	8,040	418	3,737	4,941	4,045		535	27,423
Total	7,573	10,617	1,620	4,911	5,508	4,098		620	34,947
Production costs excluding taxes	2,490	2,163	541	1,570	3,039	2,612		343	12,758
Taxes other than income tax	128	435	115	347	79	—		63	1,167
Exploration	261	1,255	195	161	3,336	164		347	5,719
Depreciation, depletion and amortisation	2,769	3,047	478	1,733	6,259	6,570		687	21,543
Other costs/(income)	779	1,465	226	(1,441)	668	2,172		232	4,101
Earnings before taxation	1,146	2,252	65	2,541	(7,873)	(7,420)		(1,052)	(10,341)
Taxation charge/(credit)	418	2,516	429	866	(2,907)	(1,815)		278	(215)
Earnings after taxation	728	(264)	(364)	1,675	(4,966)	(5,605)		(1,330)	(10,126)
[A] Comprises Canada and Mexico.

2014	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Revenue
Third parties	2,808	4,914	1,867	3,004	1,078	202	126	13,999
Sales between businesses	7,869	13,973	990	6,516	9,903	7,399	1,376	48,026
Total	10,677	18,887	2,857	9,520	10,981	7,601	1,502	62,025
Production costs excluding taxes	2,831	2,282	599	2,032	3,440	3,367	482	15,033
Taxes other than income tax	264	948	216	836	198	—	165	2,627
Exploration	457	1,331	232	307	1,549	88	260	4,224
Depreciation, depletion and amortisation	1,772	3,341	427	2,037	6,576	1,709	475	16,337
Other costs/(income)	766	2,058	(2,123)	129	845	2,137	78	3,890
Earnings before taxation	4,587	8,927	3,506	4,179	(1,627)	300	42	19,914
Taxation charge/(credit)	3,362	6,800	2,113	2,404	(654)	60	157	14,242
Earnings after taxation	1,225	2,127	1,393	1,775	(973)	240	(115)	5,672

SHELL SHARE OF JOINT VENTURES AND ASSOCIATES

Oceania included Shell’s 14% share of Woodside from June 2014 to April 2016 (previously 23%). Woodside is a publicly listed company on the Australian Securities Exchange for which we have limited access to data; accordingly, the numbers are estimated. The accounting classification of Woodside was changed from an associate to an investment in securities in April 2016.

2016	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Third-party revenue	1,705	3,708	197	—	—	—	—	5,610
Total	1,705	3,708	197	—	—	—	—	5,610
Production costs excluding taxes	293	705	123	—	—	—	—	1,121
Taxes other than income tax	706	456	7	—	—	—	—	1,169
Exploration	36	25	27	—	—	—	—	88
Depreciation, depletion and amortisation	208	1,663	237	—	—	—	—	2,108
Other costs/(income)	79	401	(28)	—	—	—	—	452
Earnings before taxation	383	458	(169)	—	—	—	—	672
Taxation charge	91	23	8	—	—	—	—	122
Earnings after taxation	292	435	(177)	—	—	—	—	550

167        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

2015	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Third-party revenue	2,764	5,177	632	—	—	—	—	8,573
Total	2,764	5,177	632	—	—	—	—	8,573
Production costs excluding taxes	382	745	215	—	—	—	—	1,342
Taxes other than income tax	1,253	877	31	—	—	—	—	2,161
Exploration	21	20	42	—	—	—	—	83
Depreciation, depletion and amortisation	196	1,463	1,114	—	—	—	—	2,773
Other costs	221	580	11	—	—	—	—	812
Earnings before taxation	691	1,492	(781)	—	—	—	—	1,402
Taxation charge	237	242	19	—	—	—	—	498
Earnings after taxation	454	1,250	(800)	—	—	—	—	904

2014	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Third-party revenue	4,966	8,811	1,292	—	—	—	—	15,069
Total	4,966	8,811	1,292	—	—	—	—	15,069
Production costs excluding taxes	434	829	272	—	—	—	—	1,535
Taxes other than income tax	2,634	2,518	24	—	—	—	—	5,176
Exploration	22	83	66	—	—	—	18	189
Depreciation, depletion and amortisation	198	1,117	373	—	—	—	—	1,688
Other costs/(income)	(6)	643	96	—	—	—	258	991
Earnings before taxation	1,684	3,621	461	—	—	—	(276)	5,490
Taxation charge	608	1,256	190	—	—	—	—	2,054
Earnings after taxation	1,076	2,365	271	—	—	—	(276)	3,436

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

Oil and gas acreage (at December 31)	Thousand acres
	2016				2015								2014
	Developed		Undeveloped		Developed				Undeveloped				Developed		Undeveloped
	Gross	Net	Gross	Net	Gross		Net		Gross		Net		Gross	Net	Gross		Net
Europe [A]	6,556	2,197	18,216	10,241	7,152		2,194		14,623		7,732		9,603	2,693	16,161		8,563
Asia	26,003	9,199	58,463	36,298	25,581		9,181		36,658		22,995		25,724	9,252	46,487		25,155
Oceania	1,939	822	37,876	24,109	2,041	[B]	530	[B]	51,740	[C]	16,975	[C]	1,657	433	57,939	[D]	18,991	[D]
Africa	5,083	2,315	41,517	29,152	4,650		2,071		40,435		27,058		5,174	2,232	39,297		26,409
North America – USA	2,002	1,197	4,151	2,577	1,659		1,158		5,033		4,262		1,635	1,131	6,133		5,047
North America – Canada	976	670	26,149	19,402	1,227		745		32,706		25,716		1,132	748	33,094		27,223
South America	1,315	547	17,759	14,643	100		52		7,851		3,621		100	52	8,637		4,081
Total	43,874	16,947	204,131	136,422	42,410		15,931		189,046		108,359		45,025	16,541	207,748		115,469

[A] Includes Greenland.

[B] Corrected from 1,657 gross (434 net)

[C] Corrected from 70,509 gross (26,312 net).

[D] Corrected from 71,941 gross (25,992 net).

168        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Number of productive wells [A] (at December 31)
	2016				2015							2014
	Oil		Gas		Oil				Gas			Oil		Gas
	Gross	Net	Gross	Net	Gross		Net		Gross	Net		Gross	Net	Gross	Net
Europe	1,215	321	1,232	403	1,272		344		1,229	392		1,256	332	1,209	333
Asia	9,261	3,141	656	263	8,271		2,853		334	190		7,529	2,643	353	198
Oceania	—	—	3,257	1,734	—		—		624	234		44	3	625	235
Africa	662	289	191	127	821	[B]	334	[B]	129	86	[C]	887	349	116	79
North America – USA	15,532	7,892	3,046	2,136	15,331		7,893		2,522	2,403		15,313	7,760	2,555	1,849
North America – Canada	283	283	941	781	286		286		1,209	1,059		325	320	1,125	878
South America	73	28	50	26	25		15		7	2		25	15	7	2
Total	27,026	11,954	9,373	5,470	26,006		11,725		6,054	4,366		25,379	11,422	5,990	3,574

[A] The number of productive wells with multiple completions (more than one formation producing into the same well bore) at December 31, 2016, was 1,754 gross (691 net); 2015: 1,811 gross, corrected from 1,733 gross (760 net, corrected from 727 net); 2014:1,802 gross (762 net).

[B] Corrected from 812 gross (362 net).

[C] Corrected from 87.

Number of net productive wells and dry holes drilled
	2016		2015			2014
	Productive	Dry	Productive		Dry	Productive	Dry
Exploratory [A]
Europe	—	—	1		2	1	2
Asia	2	4	—		11	2	10
Oceania	—	—	—		3	—	1
Africa	4	2	5		—	4	4
North America – USA	40	2	35		8	53	89
North America – Canada	—	—	73		5	39	2
South America	—	—	—		1	—	1
Total	46	8	114		30	99	109	[B]
Development
Europe	10	1	10		—	8	1
Asia	265	—	252		2	243	9
Oceania	184	—	2		—	6	1
Africa	15	—	24	[C]	—	23	2
North America – USA	137	—	433		—	392	3
North America – Canada	50	—	20		2	22	—
South America	3	—	3		1	3	—
Total	664	1	744		5	697	16

[A] Productive wells are wells with proved reserves allocated. Exploratory wells in the process of drilling are excluded and presented separately below.

[B] Includes 50 net exploratory wells sold in North and South America.

[C] Corrected from 27.

Number of wells in the process of exploratory drilling [A]												2016
	At January 1				Additions on BG acquisition		Wells in the process of drilling at January 1 and allocated proved reserves during the year		Wells in the process of drilling at January 1 and determined as dry during the year		New wells in the process of drilling at December 31		At December 31
	Gross		Net		Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	19		7		4	3	—	—	(1)	—	4	2	26	12
Asia	107	[B]	43		—	—	(16)	(8)	(14)	(5)	17	7	94	37
Oceania	205	[C]	68	[C]	—	—	(7)	(3)	—	—	—	—	198	65
Africa	27		16		20	12	(2)	(2)	(2)	(2)	3	3	46	27
North America – USA	218	[D]	149	[D]	—	—	(84)	(52)	(3)	(2)	47	31	178	126
North America – Canada	123	[E]	122	[E]	—	—	(54)	(54)	(67)	(66)	9	9	11	11
South America	34	[F]	22	[F]	13	4	(1)	—	—	—	5	1	51	27
Total	733		427		37	19	(164)	(119)	(87)	(75)	85	53	604	305

[A] Wells in the process of drilling includes exploratory wells temporarily suspended.

[B] Corrected from 106.

[C] Corrected from 463 (201 net).

[D] Corrected from 181 (129 net).

[E] Corrected from 117 (107 net).

[F] Corrected from 32 (19 net).

169        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Number of wells in the process of development drilling	2016
	At January 1		At December 31
	Gross	Net	Gross	Net
Europe	13	3	17	6
Asia	80	24	35	11
Oceania	7	3	5	1
Africa	12	5	8	3
North America – USA	37	26	14	11
North America – Canada	36	33	3	2
South America	—	—	9	2
Total	185	94	91	36

In addition to the present activities mentioned above, the following recovery methods are operational in the following countries: water flooding (Brazil, Brunei, Denmark, Malaysia, Nigeria, Norway, Oman, Russia, UK and USA); gas injection (Brunei, Kazakhstan, Malaysia, Nigeria and Oman); steam injection (Canada, Netherlands and Oman); and polymer flooding (Oman).

170        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

PARENT COMPANY FINANCIAL STATEMENTS

The Parent Company Financial Statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

172	Statement of Income
172	Statement of Comprehensive Income
184	Balance Sheet
173	Statement of Changes in Equity
173	Statement of Cash Flows
174	Notes to the Parent Company Financial Statements
174	Note 1 Basis of preparation
174	Note 2 Key accounting policies
175	Note 3 Interest and other income/expense
175	Note 4 Investments in subsidiaries
175	Note 5 Accounts payable and accrued liabilities
175	Note 6 Taxation
176	Note 7 Financial instruments
176	Note 8 Share capital
178	Note 9 Other reserves
178	Note 10 Dividends
178	Note 11 Legal proceedings and other contingencies
178	Note 12 Directors and Senior Management
178	Note 13 Related parties
179	Note 14 Auditor’s remuneration
179	Note 15 Acquisition of BG Group plc

171        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Statement of Income	$ million
	Notes	2016	2015
Dividend income		14,132	8,167
Interest and other income	3	612	5
Administrative expenses [A]		(488)	(113)
Interest and other expense	3	(25)	(2,029)
Income before taxation		14,231	6,030
Taxation charge	6	(26)	(1)
Income for the period		14,205	6,029

[A] Includes BG acquisition costs

Statement of Comprehensive Income	$ million
	2016	2015
Income for the period	14,205	6,029
Comprehensive income for the period	14,205	6,029

Balance Sheet	$ million
	Notes	Dec 31, 2016	Dec 31, 2015
Assets
Non-current assets
Investments in subsidiaries	4	256,583	203,066
Deferred tax	6	352	438
		256,935	203,504
Current assets
Amounts due from subsidiaries	13	4,680	19,006
Cash and cash equivalents		2	465
		4,682	19,471
Total assets		261,617	222,975
Liabilities
Non-current liabilities
Accounts payable and accrued liabilities	5	224	245
		224	245
Current liabilities
Accounts payable and accrued liabilities	5	4,049	4,465
		4,049	4,465
Total liabilities		4,273	4,710
Equity
Share capital	8	683	546
Other reserves	9	235,573	201,674
Retained earnings		21,088	16,045
Total equity		257,344	218,265
Total liabilities and equity		261,617	222,975

Signed on behalf of the Board /s/ Simon Henry

Simon Henry
Chief Financial Officer
March 8, 2017

172        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Statement of Changes in Equity	$ million
	Notes	Share capital	Other reserves	Retained earnings	Total equity
At January 1, 2016		546	201,674	16,045	218,265
Comprehensive income for the period		—	—	14,205	14,205
Dividends paid	10	—	—	(14,959)	(14,959)
Scrip dividends	10	17	(17)	5,282	5,282
Shares issued	8	120	33,930	—	34,050
Share-based compensation	9	—	(14)	515	501
At December 31, 2016		683	235,573	21,088	257,344
At January 1, 2015		540	201,745	18,703	220,988
Comprehensive income for the period		—	—	6,029	6,029
Dividends paid	10	—	—	(11,972)	(11,972)
Scrip dividends	10	7	(7)	2,602	2,602
Repurchases of shares	8	(1)	1	1	1
Share-based compensation	9	—	(65)	682	617
At December 31, 2015		546	201,674	16,045	218,265

Statement of Cash Flows	$ million
	Notes	2016	2015
Income for the period		14,205	6,029
Adjustment for:
Dividend income		(14,132)	(8,167)
Tax		26	1
Interest and other income		(17)	(5)
Interest and other expense		25	41
Share-based compensation		21	32
Decrease in working capital		13,868	3,607
Cash flow from operating activities		13,996	1,538
Acquisition of BG Group plc	15	(19,036)	—
Dividends received		14,132	8,167
Interest received		17	5
Share-based compensation		130	407
Cash flow from investing activities		(4,757)	8,579
Cash dividends paid	10	(9,677)	(9,370)
Repurchases of shares		—	(409)
Interest and other expense paid		(25)	(41)
Cash flow from financing activities		(9,702)	(9,820)
(Decrease)/increase in cash and cash equivalents		(463)	297
Cash and cash equivalents at January 1		465	168
Cash and cash equivalents at December 31		2	465

173        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

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

The Financial Statements were approved and authorised for issue by the Board of Directors on March 8, 2017.

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results may differ from those estimates.

The financial results of the Company are included in the Consolidated Financial Statements on pages 117-152. The financial results of the Company incorporate the results of the Dividend Access Trust (the Trust), the financial statements of which are presented on pages 183-186.

The Company’s principal activity is being the parent company for Shell, as described in Note 1 to the Consolidated Financial Statements.

2 KEY ACCOUNTING POLICIES

The Company’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements. The following are Company-specific policies.

PRESENTATION AND FUNCTIONAL CURRENCY

The Company’s presentation and functional currency is US dollars (dollars).

INVESTMENTS

Investments in subsidiaries are stated at cost, net of any impairment. For the purposes of determining whether impairment of investments in subsidiaries has occurred, and the extent of any impairment loss or its reversal, the key assumptions management uses in estimating risk-adjusted future cash flows for value-in-use measures include future oil and gas prices, expected production volumes and refining margins appropriate to the local circumstances and environment. These assumptions and the judgements of management that are based on them are subject to change as new information becomes available. Changes in economic conditions can also affect the rate used to discount future cash flow estimates.

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

DIVIDEND INCOME

Dividends are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Petroleum, in which case income is recognised on the date at which receipt is deemed virtually certain.

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

See Note 22 to the Consolidated Financial Statements for information on the Company’s principal plan.

TAXATION

The Company is tax-resident in the Netherlands. For the assessment of corporate income tax in the Netherlands, the Company and certain of its subsidiaries form a fiscal unit, in respect of which the Company recognises any current tax receivable or payable (and deferred tax asset or liability) for the fiscal unit as a whole to the extent such balances have been settled between the Company and other members of the fiscal unit at the balance sheet date.

The Company’s tax charge or credit recognised in income is calculated at the statutory tax rate prevailing in the Netherlands for current tax and statutory tax rate substantively enacted in the Netherlands for deferred tax.

174        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

3 INTEREST AND OTHER INCOME/EXPENSE

	$ million
	2016	2015
Interest and other income
Interest income	17	5
Foreign exchange gains	595	—
Total	612	5
Interest and other expense
Interest expense	(19)	(28)
Other expense	(6)	(13)
Foreign exchange losses	-	(1,988)
Total	(25)	(2,029)

4 INVESTMENTS IN SUBSIDIARIES

	$ million
	2016	2015
At January 1	203,066	202,791
Additions (see Note 15)	53,118	—
Share-based compensation	645	715
Recovery of vested share-based compensation	(246)	(440)
At December 31	256,583	203,066

5 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	$ million
	Dec 31, 2016		Dec 31, 2015
	Current	Non-current	Current	Non-current
Amounts due to subsidiaries (see Note 13)	3,593	-	4,178	—
Accruals and other liabilities	302	224	139	245
Withholding tax payable	152	-	145	—
Unclaimed dividends	2	-	3	—
Total	4,049	224	4,465	245

Accruals and other liabilities are principally in respect of cash-settled share-based compensation.

6 TAXATION

Taxation charge	$ million
	2016	2015
Deferred tax
Relating to the origination and reversal of temporary differences	24	1
Adjustments in respect of prior periods	2	—
Taxation charge	26	1

Reconciliation of applicable tax charge at statutory tax rate to taxation charge	$ million
	2016	2015
Income before taxation	14,231	6,030
Applicable tax charge at the statutory tax rate of 25.0% (2015: 25.0%)	3,558	1,508
Adjustments in respect of prior periods	2	—
Tax effects of:
Income not subject to tax at statutory rates	(3,681)	(1,538)
Expenses not deductible for tax purposes	112	8
Other	35	23
Taxation charge	26	1

Taxes payable are reported within accounts payable and accrued liabilities (see Note 5).

175        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

Deferred tax assets	$ million
	2016	2015
At January 1	438	493
Recognised in income	(26)	(1)
Other movements	(60)	(54)
At December 31	352	438

Deferred tax assets are recognised principally in respect of tax losses, which are available for relief against future taxable profits for up to nine years from the year in which the losses were incurred.

7 FINANCIAL INSTRUMENTS

Financial assets and liabilities in the Company’s Balance Sheet comprise cash and cash equivalents, amounts due from subsidiaries (see Note 13) and certain amounts reported within accounts payable and accrued liabilities (see Note 5). The fair value of financial assets and liabilities at December 31, 2016 and 2015 approximates their carrying amount.

Information on financial risk management is presented in Note 20 to the Consolidated Financial Statements. Foreign currency derivatives are used by the Company to manage foreign exchange risk, which arises when certain transactions are denominated in a currency that is not the Company’s functional currency. There were no derivative financial instruments held at December 31, 2016 or 2015.

8 SHARE CAPITAL

Issued and fully paid ordinary shares of €0.07 each [A]
	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2016	3,990,921,569	2,440,410,614	340	206	546
Scrip dividends	219,253,936	—	17	—	17
Shares issued (see Note 15)	218,728,308	1,305,076,117	17	103	120
At December 31, 2016	4,428,903,813	3,745,486,731	374	309	683
At January 1, 2015	3,907,302,393	2,440,410,614	334	206	540
Scrip dividends	96,336,688	—	7	—	7
Repurchases of shares [B]	(12,717,512)	—	(1)	—	(1)
At December 31, 2015	3,990,921,569	2,440,410,614	340	206	546

[A] Share capital at December 31, 2016 and 2015 also included 50,000 issued and fully paid sterling deferred shares of £1 each.

[B] Repurchased under the Company’s share buyback programme and all cancelled.

At the Company’s Annual General Meeting (AGM) on May 24, 2016, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of €185 million (representing 2,643 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 24, 2017, and the end of the AGM to be held in 2017, unless previously renewed, revoked or varied by the Company in a general meeting.

B shares rank equally in all respects with A shares except for the dividend access mechanism described below. The Company, Shell Transport and BG can procure the termination of the dividend access mechanism at any time. Upon such termination, B shares will form one class with A shares ranking equally in all respects and A and B shares will be known as ordinary shares without further distinction.

The sterling deferred shares are redeemable only at the discretion of the Company for £1 each and carry no voting rights. There are no further rights to participate in profits or assets, including the right to receive dividends. Upon winding up or liquidation, the shares carry a right to repayment of paid-up nominal value, ranking ahead of A and B shares.

For information on the number of shares in the Company held by Shell employee share ownership trusts and trust-like entities to meet delivery commitments under employee share plans, see Note 22 to the Consolidated Financial Statements.

176        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

DIVIDEND ACCESS MECHANISM FOR B SHARES

General

Dividends paid on A shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

It is the expectation and the intention, although there can be no certainty, that holders of B shares will receive dividends through the dividend access mechanism. Any dividends paid on the dividend access shares will have a UK source for UK and Dutch tax purposes. There will be no Dutch withholding tax on such dividends. Until April 6, 2016, certain holders (not including US holders) of B shares or B American Depositary Shares (ADSs) will be entitled to a UK tax credit in respect of their proportional share of such dividends. From April 6, 2016, there were changes to the UK taxation of dividends. The dividend tax credit has been abolished, and a new tax-free dividend allowance of £5,000 introduced.

Description of dividend access mechanism

A dividend access share has been issued by Shell Transport and, with effect from the Company’s acquisition on February 15, 2016 of BG Group plc (the Acquisition), now BG Group Limited, (BG), a dividend access share has been issued by BG to Computershare Trustees (Jersey) Limited as Trustee. Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access shares on trust for the holders of B shares and will arrange for prompt disbursement of such dividends to holders of B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and BG and any dividends which are unclaimed after 12 years will revert to Shell Transport and BG (as applicable). Holders of B shares will not have any interest in either dividend access share and will not have any rights against Shell Transport and BG as issuers of the dividend access shares. The only assets held on trust for the benefit of the holders of B shares will be dividends paid to the Trustee in respect of the dividend access shares.

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

The Dutch tax treatment of dividends paid under the dividend access mechanism has been confirmed by the Dutch Revenue Service in an agreement (“vaststellingsovereenkomst”) with the Company and N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) dated October 26, 2004, as supplemented and amended by an agreement between the same parties dated April 25, 2005, and a final settlement agreement in connection with the Acquisition dated November 9, 2015. The agreements state, among other things, that dividend distributions on the dividend access shares by Shell Transport and/or BG will not be subject to Dutch withholding tax provided that the dividend access mechanism is structured and operated substantially as set out above.

The Company may not extend the dividend access mechanism to any future issuances of B shares without prior consultation with the Dutch Revenue Service.

Accordingly, the Company would not expect to issue additional B shares unless confirmation from the Dutch Revenue Service was obtained or the Company were to determine that the continued operation of the dividend access mechanism was unnecessary. Any further issue of B shares is subject to advance consultation with the Dutch Revenue Service.

The dividend access mechanism may be suspended or terminated at any time by the Company’s Directors or the Directors of Shell Transport or BG, for any reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

177        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

9 OTHER RESERVES

	$ million
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Total
At January 1, 2016	200,331	154	84	1,105	201,674
Scrip dividends	(17)	—	—	—	(17)
Shares issued (see Note 15)	33,930	—	—	—	33,930
Share-based compensation	—	—	—	(14)	(14)
At December 31, 2016	234,244	154	84	1,091	235,573
At January 1, 2015	200,338	154	83	1,170	201,745
Scrip dividends	(7)	—	—	—	(7)
Repurchases of shares	—	—	1	—	1
Share-based compensation	—	—	—	(65)	(65)
At December 31, 2015	200,331	154	84	1,105	201,674

The merger reserve was established as a consequence of the Company becoming the single parent company of Royal Dutch and Shell Transport and represented the difference between the cost of the investment in those companies and the nominal value of shares issued in exchange for those investments as required by the prevailing legislation at that time, section 131 of the Companies Act 1985. The increase in the merger reserve in 2016 in respect of the shares issued represents the difference between the fair value and the nominal value of the shares issued for the Acquisition.

On January 6, 2006, loan notes were converted into 4,827,974 A shares. The difference between the carrying value of the loan notes and the nominal value of the new shares issued was credited to the share premium reserve. The capital redemption reserve was established in connection with repurchases of shares of the Company. The share plan reserve is in respect of equity-settled share-based compensation plans (see Note 22 to the Consolidated Financial Statements).

10 DIVIDENDS

See Note 24 to the Consolidated Financial Statements.

11 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

See Note 26 to the Consolidated Financial Statements.

12 DIRECTORS AND SENIOR MANAGEMENT

See Note 28 to the Consolidated Financial Statements for the remuneration of Directors of the Company. In 2016, the Company recognised $22 million (2015: $25 million) in administrative expenses for the compensation of Directors and Senior Management.

13 RELATED PARTIES

Information about the Company’s subsidiaries, and whether these are held directly or indirectly, and other related undertakings (all of which are held indirectly) at December 31, 2016, is set out in Exhibit 8.

	$ million
	Amounts due from subsidiaries		Amounts due to subsidiaries (See Note 5)
	2016	2015	2016	2015
Shell Petroleum	4,201	19,002	409	425
Shell Treasury Luxembourg Sarl	-	—	3,163	3,738
Shell Treasury Centre Limited	476	—	-	—
Other	3	4	21	15
Total	4,680	19,006	3,593	4,178

The amount due from Shell Petroleum, which is denominated in dollars, is repayable on demand. Interest is calculated at US LIBOR less 0.103% and interest income in 2016 was $12 million (2015: $5 million).

The net amount due to Shell Treasury Luxembourg Sarl at December 31, 2016, comprises an interest-bearing receivable of €1,183 million (2015: €14,278 million) and an interest-bearing payable of $4,408 million (2015: $19,334 million). Interest on euro balances is calculated at Euro OverNight Index Average (EONIA) less 0.1% (2015: EONIA less 0.1%) and on dollar balances at US LIBOR (2015: US LIBOR). Net interest expense on these balances in 2016 was $19 million (2015: $28 million).

The amount due from Shell Treasury Centre Limited comprises call deposits in euros, sterling and dollars, which has been reclassified from cash and cash equivalents to amounts due from subsidiaries during the year.

178        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

OTHER TRANSACTIONS AND BALANCES

The Company enters into forward and spot foreign currency contracts with Treasury companies, which are subsidiaries. There were no open foreign currency contracts at December 31, 2016 or 2015.

The Company settles general and administrative expenses of the Trust, including the auditor’s remuneration.

The Company has guaranteed contractual payments totalling $61,684 million at December 31, 2016 (2015: $49,475 million), and related interest in respect of listed debt issued by Shell International Finance B.V.

14 AUDITOR’S REMUNERATION

See Note 29 to the Consolidated Financial Statements.

15 ACQUISITION OF BG GROUP PLC

On February 15, 2016, the Company acquired all the voting rights in BG Group plc by means of a Scheme of Arrangement under Part 26 of the Act, via the issuance of 218.7 million A shares and 1,305.1 million B shares with a fair value of $34,050 million and cash payments of $19,036 million in exchange for all BG Group plc shares. The fair value of the shares issued was calculated using the market price of the Company’s A and B shares of 1,545.0 and 1,538.5 pence respectively on the London Stock Exchange at its opening of business on February 15, 2016. The cash payments were funded by amounts previously held on deposit with Shell Petroleum. In September 2016, the Company’s shares in BG Group Limited (formerly BG Group plc) were exchanged for an increased investment in Shell Petroleum.

179        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

INDEPENDENT AUDITOR’S REPORT TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

We have audited the non-statutory financial statements of the Royal Dutch Shell Dividend Access Trust (the Financial Statements) for the year ended December 31, 2016, which comprise the Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related Notes 1 to 8. The financial reporting framework that has been applied in their preparation is International Financial Reporting Standards (IFRS) as adopted by the European Union (EU).

This report is made solely to the Trustee of the Royal Dutch Shell Dividend Access Trust (the Trust), as a body, in accordance with our engagement letter. Our audit work has been undertaken so that we might state to the Trustee those matters we are required to state to the Trustee in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Trustee as a body, for our audit work, for this report, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF TRUSTEE AND AUDITOR

The Trustee is responsible for the preparation of the Financial Statements and for being satisfied that they give a true and fair view. In preparing the Financial Statements the Trustee is required to: present fairly the financial position, financial performance and cash flows of the Trust; select suitable accounting policies in accordance with IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; make judgements that are reasonable; provide additional disclosures when compliance with the specific requirements in IFRS as adopted by the EU is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Trust’s financial position and financial performance; and state whether the Financial Statements have been prepared in accordance with IFRS as adopted by the EU.

Our responsibility is to audit and express an opinion on the Financial Statements in accordance with International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

SCOPE OF THE AUDIT OF THE FINANCIAL STATEMENTS

An audit involves obtaining evidence about the amounts and disclosures in the Financial Statements sufficient to give reasonable assurance that the Financial Statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the Trust’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the Trustee; and the overall presentation of the Financial Statements. In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited Financial Statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

OPINION ON THE FINANCIAL STATEMENTS

In our opinion the Financial Statements:

■	give a true and fair view of the state of the Trust’s affairs as at December 31, 2016, and of its income for the year then ended; and
■	have been properly prepared in accordance with IFRS as adopted by the EU.

SEPARATE OPINION IN RELATION TO IFRS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (IASB)

As explained in Note 2 to the Financial Statements, the Trust, in addition to complying with its legal obligation to apply IFRS as adopted by the EU, has also applied IFRS as issued by the IASB.

In our opinion the Financial Statements comply with IFRS as issued by the IASB.

/s/ Ernst & Young LLP

London

March 8, 2017

1. The maintenance and integrity of the Shell website are the responsibility of the Directors of Royal Dutch Shell plc; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Financial Statements since they were initially presented on the website.

2. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2016 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2016.

180        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST AND THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC

We have audited the accompanying balance sheet of the Royal Dutch Shell Dividend Access Trust (the Trust) as at December 31, 2016, and the related statements of income, comprehensive income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Trustee of the Trust and the management of Royal Dutch Shell plc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Trustee and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of the Trust at December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of December 31, 2016, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 8, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

London

March 8, 2017

TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST AND THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC

We have audited the Royal Dutch Shell Dividend Access Trust’s (the Trust) internal control over financial reporting as at December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Trustee of the Trust and the management of Royal Dutch Shell plc are responsible for maintaining effective internal control over financial reporting, and for their assessment of the effectiveness of internal control over financial reporting included in the accompanying Trustee’s and Management’s Report on Internal Control over Financial Reporting as set out on page 72. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A  company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the  company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of the Trust as of December 31, 2016, and the related statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and our report dated March 8, 2017, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

London

March 8, 2017

1. The maintenance and integrity of the Shell website are the responsibility of the Directors of Royal Dutch Shell plc; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

2. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The reports set out above are included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2016 only and do not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2016.

181        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST AND THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC

In our opinion, the accompanying Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows, and the related Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements present fairly, in all material respects, the financial position of the Royal Dutch Shell Dividend Access Trust (the Trust) at December 31, 2015 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

These financial statements are the responsibility of the Trustee and the management of Royal Dutch Shell plc. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits on these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers CI LLP

Jersey, Channel Islands

March 9, 2016

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2016 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2016.

`

182        FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2016

ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST FINANCIAL STATEMENTS

184	Statement of Income
184	Statement of Comprehensive Income
184	Balance Sheet
185	Statement of Changes in Equity
185	Statement of Cash Flows
186	Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements
186	Note 1 The Trust
186	Note 2 Basis of preparation
186	Note 3 Accounting policies
186	Note 4 Unclaimed dividends
186	Note 5 Capital account
186	Note 6 Distributions made
186	Note 7 Related parties
186	Note 8 Auditor’s remuneration

183        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

Statement of Income	£ million
	2016	2015	2014
Dividend income	3,879	2,726	2,470
Income before taxation and for the period	3,879	2,726	2,470

Statement of Comprehensive Income	£ million
	2016	2015	2014
Income for the period	3,879	2,726	2,470
Comprehensive income for the period	3,879	2,726	2,470

Balance Sheet	£ million
	Notes	Dec 31, 2016	Dec 31, 2015
Assets
Current assets
Cash and cash equivalents		2	2
Total assets		2	2
Liabilities
Current liabilities
Unclaimed dividends	4	2	2
Total liabilities		2	2
Equity
Capital account	5	-	—
Revenue account		-	—
Total equity		-	—
Total liabilities and equity		2	2

Signed on behalf of Computershare Trustees (Jersey) Limited as Trustee of the Royal Dutch Shell Dividend Access Trust

/s/ Karen Kurys	/s/ Martin Fish

Karen Kurys	Martin Fish
March 8, 2017

184        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

Statement of Changes in Equity	£ million
	Notes	Capital account	Revenue account	Total equity
At January 1, 2016		—	—	—
Comprehensive income for the period		—	3,879	3,879
Distributions made	6	—	(3,879)	(3,879)
At December 31, 2016		—	—	—
At January 1, 2015		—	—	—
Comprehensive income for the period		—	2,726	2,726
Distributions made	6	—	(2,726)	(2,726)
At December 31, 2015		—	—	—
At January 1, 2014		—	—	—
Comprehensive income for the period		—	2,470	2,470
Distributions made	6	—	(2,470)	(2,470)
At December 31, 2014		—	—	—

Statement of Cash Flows	£ million
	2016	2015	2014
Income for the period	3,879	2,726	2,470
Adjustment for:
Dividends received	(3,879)	(2,726)	(2,470)
Cash flow from operating activities	—	—	—
Dividends received	3,879	2,726	2,470
Cash flow from investing activities	3,879	2,726	2,470
Cash distributions made	(3,879)	(2,725)	(2,470)
Cash flow used in financing activities	(3,879)	(2,725)	(2,470)
Change in cash and cash equivalents	—	1	—
Cash and cash equivalents at January 1	2	1	1
Cash and cash equivalents at December 31	2	2	1

185        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

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

A dividend access share has been issued by Shell Transport to the Trustee and on February 15, 2016, a dividend access share was issued by BG Group plc, now BG Group Limited, (BG) to the Trustee. Following the announcement of a dividend by the Company on the B shares, Shell Transport and BG may declare a dividend on their dividend access shares.

The primary purposes of the Trust are to receive, on behalf of the B shareholders of the Company and in accordance with their respective holdings of B shares in the Company, any amounts paid by way of dividend on the dividend access shares and to pay such amounts to the B shareholders on the same pro rata basis. The Trust is not subject to significant market risk, credit risk or liquidity risk.

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

The Financial Statements were approved and authorised for issue by the Trustee on March 8, 2017.

The financial results of the Trust are included in the Consolidated and Parent Company Financial Statements on pages 117-152 and pages 171-179 respectively.

3 ACCOUNTING POLICIES

The Trust’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements. The following are Trust-specific policies.

PRESENTATION AND FUNCTIONAL CURRENCY

The Trust’s presentation and functional currency is sterling. The Trust’s dividend income and dividends paid are principally in sterling.

DIVIDEND INCOME

Dividends on the dividend access shares are recognised on a paid basis unless the dividend has been confirmed by a general meeting of Shell Transport or BG, in which case income is recognised on the date on which receipt is deemed virtually certain.

DISTRIBUTIONS MADE

Amounts are recorded as distributed once a wire transfer or cheque is issued. To the extent that cheques expire or are returned unpresented, the Trust records a liability for unclaimed dividends and a corresponding amount of cash.

4 UNCLAIMED DIVIDENDS

Unclaimed dividends of £1,972,676 (2015: £1,725,047) include any dividend cheque payments that have not been presented within 12 months, have expired or have been returned unpresented.

5 CAPITAL ACCOUNT

The capital account is represented by the dividend access share of 25 pence settled in the Trust by Shell Transport and the dividend access share of 10 pence settled in the Trust by BG.

6 DISTRIBUTIONS MADE

Distributions are made to the B shareholders of the Company in accordance with the Trust Deed. See Note 24 to the Consolidated Financial Statements for information about dividends per share. Any wire transfers that are not completed are replaced by cheques.

7 RELATED PARTIES

The Trust received dividend income of £2,533 million (2015: £2,726 million; 2014: £2,470 million) in respect of the dividend access share from Shell Transport and £1,346 million in respect of the dividend access share from BG. The Trust made distributions of £3,879 million (2015: £2,726 million; 2014: £2,470 million) to the B shareholders of the Company.

The Company pays the general and administrative expenses of the Trust, including the auditor’s remuneration.

8 AUDITOR’S REMUNERATION

Auditor’s remuneration for 2016 audit services was £33,750 (2015: £33,750; 2014: £33,750).

186        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

ADDITIONAL INFORMATION

SHAREHOLDER INFORMATION

Royal Dutch Shell plc (the Company) was incorporated in England and Wales on February 5, 2002, as a private company under the Companies Act 1985, as amended. On October 27, 2004, the Company was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell plc. The Company is registered at Companies House, Cardiff, under company number 4366849, and at the Chamber of Commerce, The Hague, under company number 34179503. The Legal Entity Identifier (LEI) issued by the London Stock Exchange is 21380068P1DRHMJ8KU70. The business address for the Directors and Senior Management is: Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands.

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

A and B American Depositary Shares (ADSs) are listed on the New York Stock Exchange [A]. A depositary receipt is a certificate that evidences ADSs. Depositary receipts are issued, cancelled and exchanged at the office of The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, USA, as depositary (the Depositary) under a deposit agreement between the Company, the Depositary and the holders of ADSs. Each ADS represents two €0.07 shares of Royal Dutch Shell plc deposited under the agreement. More information relating to ADSs is given on page 191.

[A] At February 10, 2017, 469,921,197 A ADSs and 275,706,542 B ADSs were outstanding, representing 21% and 15% of the respective share capital class, held by 6,019 and 902 holders of record with an address in the USA, respectively. In addition to holders of ADSs, at February 10, 2017, 49,698 A shares and 1,083,827 B shares of €0.07 each were outstanding, representing 0.001% and 0.029% of the respective share capital class, held by 330 and 3,179 holders of record registered with an address in the USA, respectively.

Listing information
	A shares	B shares
Ticker symbol London	RDSA	RDSB
Ticker symbol Amsterdam	RDSA	RDSB
Ticker symbol New York (ADS [A])	RDS.A	RDS.B
ISIN Code	GB00B03MLX29	GB00B03MM408
CUSIP	G7690A100	G7690A118
SEDOL Number London	B03MLX2	B03MM40
SEDOL Number Euronext	B09CBL4	B09CBN6
Weighting on FTSE at 31/12/16	5.43%	4.89%
Weighting on AEX at 31/12/16	15.95%	not included

Share capital

The issued and fully paid share capital of the Company at February 10, 2017, was as follows:

Share capital
	Issued and fully paid
	Number	Nominal value
Ordinary shares of €0.07 each
A shares	4,428,903,813	€310,023,267
B shares	3,745,486,731	€262,184,071
Sterling deferred shares of £1 each	50,000	£50,000

The Directors may only allot new ordinary shares if they have authority from shareholders to do so. The Company seeks to renew this authority annually at its Annual General Meeting (AGM). Under the resolution passed at the Company’s 2016 AGM, the Directors were granted authority to allot ordinary shares up to an aggregate nominal amount equivalent to approximately one-third of the issued ordinary share capital of the Company (in line with the guidelines issued by institutional investors).

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

At December 31, 2016, trusts and trust-like entities holding shares for the benefit of employee share plans of Shell held (directly and indirectly) 29 million shares of the Company with an aggregate market value of $801 million and an aggregate nominal value of €2 million.

[A] Each A ADS represents two A shares of €0.07 each and each B ADS represents two B shares of €0.07 each.

187        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

SIGNIFICANT SHAREHOLDINGS

The Company’s A and B shares have identical voting rights, and accordingly the Company’s major shareholders do not have different voting rights.

SIGNIFICANT DIRECT SHAREHOLDINGS

Direct holdings of 3% or more of A and B shares combined held by registered members representing the interests of underlying investors at December 31, 2016, are given below.

Direct shareholdings
	A shares		B shares		Total
	Number	%	Number	%	Number	%
Euroclear Nederland	1,973,493,109	44.56	14,873,962	0.40	1,988,367,071	24.32
BNY (Nominees) Limited	767,914,512	17.34	534,603,272	14.27	1,302,517,784	15.93
Chase Nominees Limited	87,963,932	1.99	240,805,556	6.43	328,769,488	4.02
State Street Nominees Limited (OM02)	117,372,417	2.65	166,027,530	4.43	283,399,947	3.47

SIGNIFICANT INDIRECT SHAREHOLDINGS

Interests of investors with 3% or more of A and B shares combined at December 31, 2016, are given below.

Indirect shareholdings
	A shares		B shares		Total
	Number	%	Number	%	Number	%
Blackrock, Inc.	301,845,972	6.82	263,950,866	7.05	565,796,838	6.92
The Capital Group Companies, Inc.	93,692,575	2.12	352,152,243	9.40	445,844,818	5.45

NOTIFICATION OF MAJOR SHAREHOLDINGS

As at December 31, 2016, the Company had been notified by the following investors of their interests in the Company’s shares pursuant to Disclosure Guidance and Transparency Rule 5.

Investor
	A shares		B shares		Total
	Number	%	Number	%	Number	%
Blackrock, Inc.	267,808,127	6.13	232,232,862	6.20	500,040,989	6.16
The Capital Group Companies, Inc.	76,174,196	1.76	328,093,875	8.76	404,268,071	5.01

[A] The percentages given are calculated at the time of the relevant notification.

The Company did not receive any further notifications pursuant to Disclosure Guidance and Transparency Rule 5 in the period from December 31, 2016, to February 10, 2017 (being a date not more than one month prior to the date of the Company’s Notice of Annual General Meeting).

188        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

Dividends

The following tables show the dividends on each class of share and each class of ADS for the years 2012-2016.

A and B shares	$
	2016	2015	2014	2013	2012
Q1	0.47	0.47	0.47	0.45	0.43
Q2	0.47	0.47	0.47	0.45	0.43
Q3	0.47	0.47	0.47	0.45	0.43
Q4	0.47	0.47	0.47	0.45	0.43
Total announced in respect of the year	1.88	1.88	1.88	1.80	1.72

A shares	€ [A]
	2016	2015	2014	2013	2012
Q1	0.42	0.42	0.35	0.34	0.35
Q2	0.42	0.42	0.36	0.34	0.34
Q3	0.44	0.43	0.38	0.33	0.33
Q4	[B]	0.42	0.43	0.32	0.33
Total announced in respect of the year	[B]	1.69	1.53	1.34	1.35
Amount paid during the year	1.70	1.71	1.42	1.34	1.34

[A] Euro equivalent, rounded to the nearest euro cent.

[B] The euro equivalent announcement date is March 10, 2017, which therefore is also the date when the total announced in respect of the year can be calculated.

B shares	Pence [A]
	2016	2015	2014	2013	2012
Q1	32.98	30.75	28.03	28.99	27.92
Q2	35.27	30.92	29.09	28.67	27.08
Q3	37.16	31.07	30.16	27.51	26.86
Q4	[B]	32.78	31.20	26.88	28.79
Total announced in respect of the year	[B]	125.52	118.48	112.05	110.65
Amount paid during the year	138.19	123.94	114.16	113.96	108.60

[A] Sterling equivalent.

[B] The sterling equivalent announcement date is March 10, 2017, which therefore is also the date when the total announced in respect of the year can be calculated.

A and B ADSs	$
	2016	2015	2014	2013	2012
Q1	0.94	0.94	0.94	0.90	0.86
Q2	0.94	0.94	0.94	0.90	0.86
Q3	0.94	0.94	0.94	0.90	0.86
Q4	0.94	0.94	0.94	0.90	0.86
Total announced in respect of the year	3.76	3.76	3.76	3.60	3.44
Amount paid during the year	3.76	3.76	3.72	3.56	3.42

189        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

High, low and year-end share prices

The following tables show the high, low and year-end prices, taken directly from the respective securities exchange, of the Company’s registered ordinary shares:

■	of €0.07 nominal value on the London Stock Exchange;
■	of €0.07 nominal value on Euronext Amsterdam; and
■	in the form of ADSs on the New York Stock Exchange (ADSs do not have a nominal value).

Annual share prices
	Euronext Amsterdam A shares			New York Stock Exchange A ADSs
	High €	Low €	Year - end €	High $	Low $	Year-end $
2012	29.18	24.30	25.98	74.51	60.62	68.95
2013	27.06	23.40	25.91	73.00	62.65	71.27
2014	31.13	24.30	27.66	83.42	60.84	66.95
2015	29.59	19.58	21.10	67.16	43.26	45.79
2016	26.39	16.53	25.99	56.29	35.80	54.38
	London Stock Exchange B shares			New York Stock Exchange B ADSs
	High pence	Low pence	Year-end pence	High $	Low $	Year-end $
2012	2,499	2,020	2,175	77.52	63.05	70.89
2013	2,375	2,070	2,280	75.18	65.02	75.11
2014	2,614	1,985	2,233	88.13	62.11	69.56
2015	2,315	1,423	1,543	70.15	43.51	46.04
2016	2,359	1,261	2,354	58.49	35.96	57.97

Quarterly share prices
	Euronext Amsterdam A shares		London Stock Exchange B shares		New York Stock Exchange A ADSs		New York Stock Exchange B ADSs
	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $
2015
Q1	29.59	25.75	2,315	2,004	67.16	56.82	70.15	59.33
Q2	29.50	25.37	2,210	1,807	64.46	56.50	65.98	56.85
Q3	27.14	20.27	1,920	1,503	59.16	45.81	59.52	45.92
Q4	25.51	19.58	1,864	1,423	56.41	43.26	57.28	43.51
2016
Q1	22.29	16.53	1,757	1,261	50.32	35.80	50.78	35.96
Q2	24.78	20.33	2,062	1,634	55.22	46.42	56.92	47.08
Q3	25.40	20.81	2,163	1,869	56.29	46.57	57.88	49.56
Q4	26.39	22.17	2,359	2,006	54.98	48.07	58.49	50.94

Monthly share prices
	Euronext Amsterdam A shares		London Stock Exchange B shares		New York Stock Exchange A ADSs		New York Stock Exchange B ADSs
	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $
2016
September	22.92	20.81	2,022	1,869	51.32	46.57	54.17	49.56
October	23.66	22.17	2,252	2,010	52.42	49.34	55.93	52.15
November	24.26	22.41	2,218	2,006	52.20	48.07	55.09	50.94
December	26.39	24.11	2,359	2,127	54.98	51.44	58.49	54.77
2017
January	26.87	25.04	2,404	2,232	56.39	53.55	59.56	56.73
February	25.86	24.21	2,298	2,149	55.22	51.54	58.30	54.73

190        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

Method of holding shares or an interest in shares

There are several ways in which Royal Dutch Shell plc registered shares or an interest in these shares can be held, including:

■	directly as registered shares either in uncertificated form or in certificated form in a shareholder’s own name;
■	indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act (“Wet giraal effectenverkeer”) is applicable);
■	through the Royal Dutch Shell Corporate Nominee; and
■	as a direct or indirect holder of either an A or a B ADS with the Depositary.

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

FEES PAID BY HOLDERS OF ADSs

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. (See page 192.)

REIMBURSEMENTS TO THE COMPANY

The Bank of New York Mellon, as Depositary, has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the ADS programme. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay certain legal expenses and the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain costs associated with the AGM, investor relationship programmes and special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. From January 1, 2016, to February 10, 2017, the Company received $8,017,634 from the Depositary.

Scrip Dividend Programme

The Company has a Scrip Dividend Programme which enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends (if approved by the Board). Only new A shares are issued under the programme, including to shareholders who hold B shares. More information can be found at www.shell.com/scrip.

191        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

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

Exchange controls and other limitations affecting security holders

Other than those individuals, entities, government bodies, corporations or agencies  that are subject to European Union (EU) sanctions, for example, regarding Syria, and the general EU prohibition to transfer funds to and from North Korea, we are not aware of any other  legislative or other legal provision currently in force in the UK, the Netherlands or arising under the Articles restricting remittances to non-resident holders of the Company’s ordinary shares or affecting the import or export of capital for use by the Company.

Taxation

GENERAL

The Company is incorporated in England and Wales and tax-resident in the Netherlands. As a tax resident of the Netherlands, it is generally required by Dutch law to withhold tax at a rate of 15% on dividends on its ordinary shares and ADSs, subject to the provisions of any applicable tax convention or domestic law. Based on a policy statement issued by the Ministry of Finance of the Netherlands on April 29, 2016, (which has been formalised in law), and depending on their particular circumstances, non-Dutch tax-resident holders may be entitled to a full or partial refund of Dutch withholding tax. The following sets forth the operation of other provisions on dividends on the Company’s various ordinary shares and ADSs to UK and US holders, as well as certain other tax rules pertinent to holders. Holders should consult their own tax adviser if they are uncertain as to the tax treatment of any dividend.

DIVIDENDS PAID ON THE DIVIDEND ACCESS SHARE

There is no Dutch withholding tax on dividends on B shares or B ADSs, provided that such dividends are paid on the dividend access share pursuant to the dividend access mechanism (see “Dividend access mechanism for B shares” on pages 75-76). Dividends paid on the dividend access share are treated as UK-source for tax purposes and there is no UK withholding tax on them. Until April 5, 2016, individual shareholders resident in the UK were entitled to a UK tax credit on dividends paid on the dividend access share. The amount of the UK tax credit was 10/90ths of the cash dividend; it was not repayable when it exceeded the individual’s UK tax liability. From April 6, 2016, the dividend tax credit has been abolished and a tax-free dividend allowance of £5,000 has been introduced.

In 2016, all dividends with respect to B shares and B ADSs were paid on the dividend access share pursuant to the dividend access mechanism.

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

When Dutch withholding tax applies on dividends paid to UK tax-resident holders (that is, dividends on A shares or A ADSs, or on B shares or B ADSs that are not paid on the dividend access share pursuant to the dividend access mechanism), the dividend will typically be subject to withholding tax at a rate of 15%. Such UK tax-resident holder may be entitled to a credit (not repayable) for withholding tax against their UK tax liability. However, certain corporate shareholders are, subject to conditions, exempt from UK tax on dividends. Withholding tax suffered cannot be offset against such exempt dividends. UK tax-resident holders should also be entitled to claim a refund of one-third of the Dutch withholding tax from the Dutch tax authorities in reliance on the tax convention between the Netherlands and the UK. Pension plans meeting certain defined criteria can, however, be entitled to claim a full refund or exemption at source of the dividend tax withheld. Also, UK tax-resident corporate shareholders holding at least a 5% shareholding and meeting other defined criteria are exempted at source from dividend tax.

For holders who are tax-resident in any other country, the availability of a whole or partial exemption or refund of Dutch withholding tax is governed by Dutch tax law and/or the tax convention, if any, between the Netherlands and the country of the holder’s residence.

There may be other grounds on which holders who are tax-resident in the UK, the USA or any other country can obtain a full or partial refund of the Dutch withholding tax, depending on their particular circumstances; see “Taxation:  General” above.

192        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

SCRIP DIVIDEND PROGRAMME

The Company’s Scrip Dividend Programme enables shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends (if approved by the Board). Only new A shares are issued under the programme, including to shareholders who hold B shares. The tax consequences of electing to receive new A shares in place of a cash dividend depend on individual circumstances. More information about the programme, including the taxation consequences, can be found at www.shell.com/scrip.

DUTCH CAPITAL GAINS TAXATION

Capital gains on the sale of shares of a Dutch tax-resident company by a US holder are generally not subject to taxation by the Netherlands unless the US holder has a permanent establishment therein and the capital gain is derived from the sale of shares that are part of the business property of the permanent establishment.

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

193        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

SECTION 13(r) OF THE US SECURITIES EXCHANGE ACT OF 1934 DISCLOSURE

In accordance with our General Business Principles and Code of Conduct, Shell seeks to comply with all applicable international trade laws including applicable sanctions and embargoes.

The activities listed below have been conducted outside the USA by non-US Shell subsidiaries. None of the payments disclosed below were made in US dollars, nor are any of the balances disclosed below held in US dollars; however, for disclosure purposes, all have been converted into US dollars at the appropriate exchange rate. We do not believe that any of the transactions or activities listed below violated US sanctions.

As a result of the suspension of US and European Union (EU) sanctions, we are considering potential opportunities in Iran and, in September 2016, we opened an office in Iran. We have made a payment of $101,566 through our bank account at Bank Karafarin for the rent of the office and incidental office support.

In October 2016, we signed a non-binding letter of intent with the National Iranian Petrochemical Company to cover a joint review of opportunities in the Iran petrochemicals sector. In November 2016, we signed a memorandum of understanding and confidentiality agreement with the National Iranian Oil Company (NIOC) to cover a joint review of a number of oil and gas opportunities. Also in November, we signed a confidentiality agreement with the National Iranian Gas Export Company, together with other international participants, with respect to a potential gas export opportunity. In December 2016, we entered into a technology licence agreement with Hamedan Ib Sina Petrochemical Company for a Shell ethylene process. The expected gross revenue from this agreement is $7.6 million and the net profit is unknown at this time.

We maintain accounts with Bank Karafarin where our cash deposits (balance of $2.8 million at December 31, 2016) generated non-taxable interest income of $0.5 million in 2016 and we paid $22 in bank charges in 2016.

After the suspension of US and EU sanctions, we made a series of payments in February and March 2016, totalling $1,942 million, to settle the payable amount for oil cargoes purchased from NIOC prior to EU sanctions.

At December 31, 2016, we have a receivable of $10.5 million outstanding with NIOC associated with our previous Upstream activities conducted prior to the EU sanctions.

On May 31, 2016, through our subsidiary Shell Eastern Trading (Pte) Ltd (SETL), we purchased a cargo of crude oil from NIOC for $45 million. The cargo was sold to a Shell refinery, with a net profit of $1.1 million resulting from this transaction. On December 22, 2016, SETL purchased another cargo of crude oil from NIOC for $103 million, which was paid for in February 2017. The cargo is in transit, no profits have yet been recognised and the freight for the cargo is still to be paid. On December 30, 2016, SETL entered into an agreement to purchase another cargo of crude oil from NIOC. SETL took ownership of this cargo in January 2017 for which $106 million was paid in February 2017. The cargo is in transit, no profit has yet been recognised and the freight for the cargo is still to be paid. Shell intends to continue to consider business opportunities with NIOC, including the purchase and trading of crude oil.

In 2016, we paid $32,922 for a 2012 value-added tax claim, $224 in stamp duties and a $92 penalty fee related to a 2011 income tax claim to the Iranian Ministry of Finance, through our Iranian accountant Bayat Rayan. We also paid $168 to the Consulate of Iran in the Netherlands to notarise documents, through travel visa agent CIBT Visumdienst BV. There was no gross revenue or net profit associated with these transactions.

In 2016, we paid $12,593 to the Iranian Civil Aviation Authority for the clearance of overflight permits for Shell aircraft over Iranian airspace. There was no gross revenue or net profit associated with these transactions. On occasion, our aircraft may be routed over Iran and therefore these payments may continue in the future.

During 2016, Shell employees met with Iranian officials in Iran. In relation to these travelling Shell employees, $11,954 was paid to Iranian authorities for visas, airport services and exit fees, $123 was paid to Bimeh Insurance Company for travel insurance and $592 was paid to Iranian airlines for flight tickets. There was no gross revenue or net profit associated with these transactions. We expect to continue discussions with Iranian officials and therefore similar payments may continue in the future.

In 2016, through our subsidiary Deheza S.A.I.C.F.el., we provided Downstream retail services to the Iranian Embassy in Argentina. This transaction generated gross revenue of $296 and an estimated net profit of $23. We have no contractual agreement with this embassy.

194        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

NON-GAAP MEASURES RECONCILIATION

EARNINGS ON A CURRENT COST OF SUPPLIES BASIS

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. The current cost of supplies adjustment does not impact our cash flow from operating activities in the “Consolidated Statement of Cash Flows”.

Reconciliation of CCS earnings to income for the period			$ million
	2016	2015	2014
Earnings on a current cost of supplies basis (CCS earnings)	3,692	4,155	19,096
Attributable to non-controlling interest	(159)	(313)	(55)
Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders	3,533	3,842	19,041
Current cost of supplies adjustment	1,085	(1,955)	(4,366)
Non-controlling interest	(43)	52	199
Income attributable to Royal Dutch Shell plc shareholders	4,575	1,939	14,874
Non-controlling interest	202	261	(144)
Income for the period	4,777	2,200	14,730

CAPITAL INVESTMENT

Capital investment is a measure used to make decisions about allocating resources and assessing performance.

Reconciliation of capital investment to capital expenditure	$ million
	2016	2015	2014
Capital investment
Integrated Gas	26,214	5,178	9,124
Upstream	47,507	18,349	22,169
Downstream	6,057	5,119	5,910
Corporate	99	215	136
Total	79,877	28,861	37,339
Capital investment related to the acquisition of BG Group plc	(52,904)	—	—
Investments in joint ventures and associates	(1,330)	(896)	(1,426)
Exploration expense, excluding exploration wells written off	(1,274)	(2,948)	(2,244)
Finance leases	(2,343)	(91)	(808)
Other	90	1,205	(1,185)
Capital expenditure	22,116	26,131	31,676

Organic capital investment includes capital expenditure and new finance leases of existing subsidiaries, investments in existing joint ventures and associates, and exploration expense (excluding well write-offs). Inorganic capital investment includes investments related to the acquisition of businesses, investments in new joint ventures and associates, and new acreage.

Organic and inorganic capital investment	$ million
	2016	2015	2014
Organic capital investment	26,913	28,403	34,082
Inorganic capital investment	52,964	458	3,257
Total capital investment	79,877	28,861	37,339

divestments

Divestments is a measure used to monitor the progress of our divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments, adjusted onto an accruals basis, and proceeds from sale of interests in entities while retaining control (for example, proceeds from sale of interests in Shell Midstream Partners, L.P.).

Divestments	$ million
	2016	2015	2014
Proceeds from sale of property, plant and equipment and businesses [A]	2,072	4,720	9,873
Proceeds from sale of joint ventures and associates [A]	1,565	276	4,163
Other [A]	(203)	(664)	(765)
Proceeds from sale of interests in entities while retaining control [B]	1,108	595	1,012
Other [C]	167	613	736
Total	4,709	5,540	15,019
Of which
Integrated Gas	352	269	4,819
Upstream	1,451	2,478	5,770
Downstream	2,889	2,282	4,410
Corporate	17	511	20

[A] Included within Cash flow from investing activities in the “Consolidated Statement of Cash Flows”.

[B] Included within “Change in non-controlling interest” in Cash flow from financing activities in the “Consolidated Statement of Cash Flows”.

[C] Mainly changes in non-current receivables included within Other (above), which are not considered to be divestments.

195        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

OPERATING EXPENSES

Operating expenses	$ million
	2016	2015	2014
Production and manufacturing expenses	28,434	28,095	30,038
Selling, distribution and administrative expenses	12,101	11,956	13,965
Research and development	1,014	1,093	1,222
Total	41,549	41,144	45,225
Of which
Integrated Gas	6,479	4,088	4,609
Upstream	14,501	15,740	17,394
Downstream	19,681	20,816	22,701
Corporate	888	500	521

RETURN ON AVERAGE CAPITAL EMPLOYED

Return on average capital employed (ROACE) measures the efficiency of our utilisation of the capital that we employ. In this calculation, ROACE is defined as income for the period, adjusted for after-tax interest expense, as a percentage of the average capital employed for the period. Capital employed consists of total equity, current debt and non-current debt.

Calculation of return on average capital employed	$ million
	2016	2015	2014
Income for the period	4,777	2,200	14,730
Interest expense after tax	2,730	2,030	938
Income before interest expense	7,507	4,230	15,668
Capital employed – opening	222,500	218,326	225,710
Capital employed – closing	280,988	222,500	218,326
Capital employed – average	251,744	220,413	222,018
ROACE	3.0%	1.9%	7.1%

FREE CASH FLOW

Free cash flow is used to evaluate cash available for financing activities, including dividend payments, after investment in maintaining and growing our business. It is defined as follows.

Free cash flow	$ million
	2016	2015	2014
Cash flow from operating activities	20,615	29,810	45,044
Cash flow from investing activities	(30,963)	(22,407)	(19,657)
Free cash flow	(10,348)	7,403	25,387

196        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

INDEX TO THE EXHIBITS

Exhibit No.	Description	Page

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

7.1	Calculation of Ratio of Earnings to Fixed Charges.	E1

7.2	Calculation of Return on Average Capital Employed (ROACE) (incorporated by reference to page 196 herein).

7.3	Calculation of gearing (incorporated by reference to page 21 and Note 15 to the Consolidated Financial Statements on page 137 herein).

8	Significant Shell subsidiaries at December 31, 2016.	E1

12.1	Section 302 Certification of Royal Dutch Shell plc.	E20

12.2	Section 302 Certification of Royal Dutch Shell plc.	E21

13.1	Section 906 Certification of Royal Dutch Shell plc.	E22

99.1	Consent of Ernst & Young LLP, London, United Kingdom.	E23

99.2	Consent of PricewaterhouseCoopers LLP, London, United Kingdom.	E24

99.3	Consent of Ernst & Young LLP, London, United Kingdom, relating to the Royal Dutch Shell Dividend Access Trust.	E25

99.4	Consent of PricewaterhouseCoopers CI LLP, Jersey, Channel Islands, relating to the Royal Dutch Shell Dividend Access Trust.	E26

197        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.

Royal Dutch Shell plc

/s/ Ben van Beurden

Ben van Beurden
Chief Executive Officer
March 8, 2017

198        ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2016

FINANCIAL CALENDAR IN 2017
The Annual General Meeting will be held on May 23, 2017.

	2016 Fourth	2017 First	2017 Second	2017 Third
	quarter [A]	quarter [B]	quarter [B]	quarter [B]
Results announcements	February 2	May 4	July 27	November 2
Interim dividend timetable
Announcement date	February 2 [C]	May 4	July 27	November 2
Ex-dividend date A and B ADSs [D]	February 15	May 17	August 9	November 15
Ex-dividend date A and B shares [D]	February 16	May 18	August 10	November 16
Record date	February 17	May 19	August 11	November 17
Scrip reference share price announcement date	February 23	May 25	August 17	November 23
Closing date for scrip election and currency
election [E]	March 3	June 5	August 25	December 1
Euro and sterling equivalents announcement date	March 10	June 12	September 4	December 7
Payment date	March 27	June 26	September 18	December 20

[A] In respect of the ﬁnancial year ended December 31, 2016.

[B] In respect of the ﬁnancial year ended December 31, 2017.

[C] The Directors do not propose to recommend any further distribution in respect of 2016.

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

REGISTERED OFFICE	SHAREHOLDER RELATIONS		INVESTOR RELATIONS
Royal Dutch Shell plc	Royal Dutch Shell plc		Royal Dutch Shell plc
Shell Centre	Carel van Bylandtlaan 30		PO Box 162
London SE1 7NA	2596 HR The Hague		2501 AN The Hague
United Kingdom	The Netherlands		The Netherlands
	+31 (0)70 377 1365		+31 (0)70 377 4540
Registered in England and Wales	+31 (0)70 377 4088		or
Company number 4366849	or		Shell Oil Company
Registered with the Dutch Trade Register	Royal Dutch Shell plc		Investor Relations
under number 34179503	Shell Centre		150 N Dairy Ashford
	London SE1 7NA		Houston, TX 77079
Headquarters	United Kingdom		USA
Royal Dutch Shell plc	+44 (0)20 7934 3363		+1 832 337 2034
Carel van Bylandtlaan 30
2596 HR The Hague	royaldutchshell.shareholders@shell.com		ir-europe@shell.com
The Netherlands	www.shell.com/shareholder		ir-usa@shell.com
www.shell.com/investor

SHARE REGISTRATION	AMERICAN DEPOSITARY		REPORT ORDERING
Equiniti	SHARES (ADSs)		order@shell.com
Aspect House	BNY Mellon Shareowner Services
Spencer Road	PO Box 30170		Annual Report/20-F service for US residents
Lancing	College Station, TX 77842-3170		+1 888 301 0504
West Sussex BN99 6DA	USA
United Kingdom
0800 169 1679 (UK)	Overnight correspondence to:
+44 (0)121 415 7073	BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
For online information about your holding	College Station, TX 77845
and to change the way you receive your	USA
company documents:	+1 888 737 2377 (USA)
www.shareview.co.uk	+1 201 680 6825 (international)

shrrelations@cpushareownerservices.com
www.mybnymdr.com

All our reports are available at http://reports.shell.com	Download our apps at www.shell.com/mobile_and_apps	Check our latest news @Shell

■ Comprehensive ﬁnancial information on our activities throughout 2016 ■ Detailed operational information including maps ■ Report on our progress in contributing to sustainable development	■ Company news ■ Service-station locations	■ Follow @Shell on Twitter ■ www.facebook.com/shell