Form 20-F
period 2017-12-31
Royal Dutch Shell plc
filed 2018-03-15
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Outstanding as of December 31, 2017:

4,570,138,647 A ordinary shares with a nominal value of €0.07 each.

3,742,624,272 B ordinary shares with a nominal value of €0.07 each.

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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.
See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐
† The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

Copies of notices and communications from the Securities and Exchange Commission should be sent to:

Royal Dutch Shell plc

Carel van Bylandtlaan 30

2596 HR, The Hague, The Netherlands

Attn: Linda M. Szymanski

Contents

	01	118
	INTRODUCTION	FINANCIAL STATEMENTS AND SUPPLEMENTS
01 Form 20-F
	02 Cross reference to Form 20-F	118 Independent Auditors’ Reports related to the Consolidated and Parent Company Financial Statements
04 Terms and abbreviations
05 About this Report
	06	137 Consolidated Financial Statements
179 Supplementary information – oil and gas (unaudited)
	STRATEGIC REPORT	199 Parent Company Financial Statements
	06 Chair’s message	208 Independent Auditors’ Reports related to the Royal Dutch Shell Dividend Access Trust Financial Statements
07 Chief Executive Officer’s review
08 Strategy and outlook
	10 Business overview	213 Royal Dutch Shell Dividend Access Trust Financial Statements
12 Risk factors
	17 Market overview	217
19 Summary of results
22 Performance indicators
	24 Integrated Gas	ADDITIONAL INFORMATION
	31 Upstream	217 Shareholder information
	38 Oil and gas information	224 Section 13(r) of the US Securities Exchange Act of 1934 disclosure
46 Downstream
	53 Corporate	225 Non-GAAP measures reconciliations
	54 Liquidity and capital resources	227 Index to the Exhibits
	58 Environment and society	228 Signatures
	62 Climate change and energy transition	E1 Exhibits
67 Our people
69
GOVERNANCE
Cover image	69 The Board of Royal Dutch Shell plc
72 Senior Management
The fingerprint reflects how people are central to powering progress with more and cleaner energy, from our retail sites to our offshore operations.	73 Directors’ Report
76 Corporate governance
90 Audit Committee Report
94 Directors’ Remuneration Report
Cover Claire Concept Design Conran Design Group Typesetting Donnelley Financial Solutions Printer Damen Drukkers under ISO 14001

Cross reference to Form 20-F

Part I			Pages
Item 1.	Identity of Directors, Senior Management and Advisers		N/A
Item 2.	Offer Statistics and Expected Timetable		N/A
Item 3.	Key Information
	A.	Selected financial data	21, 219
	B.	Capitalisation and indebtedness	N/A
	C.	Reasons for the offer and use of proceeds	N/A
	D.	Risk factors	12-16
Item 4.	Information on the Company
	A.	History and development of the company	08, 10, 19-20, 24-37, 46-49, 55-57, 217, 225-226
	B.	Business overview	08-21, 24-53, 58-61, 179-198, 224
	C.	Organisational structure	10, E2-E20
	D.	Property, plant and equipment	08-09, 12-16, 19-20, 24-52, 58-61, 179-198
Item 4A.	Unresolved Staff Comments		N/A
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	12-16, 19-53, 166-172
	B.	Liquidity and capital resources	08-09, 19-21, 24-25, 31-33, 46-48, 53-58, 146-148, 156-159, 163-172
	C.	Research and development, patents and licences, etc.	11
	D.	Trend information	08-09, 12-16, 17-23, 24-29, 31-37, 46-49, 53, 62-66
	E.	Off-balance sheet arrangements	57
	F.	Tabular disclosure of contractual obligations	57
	G.	Safe harbour	57
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	69-72, 77-81
	B.	Compensation	97-108
	C.	Board practices	69-72, 76-83, 90-93, 97, 107-108, 114-116
	D.	Employees	67, 176
	E.	Share ownership	68, 80, 94-117, 172-173, 217
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	218
	B.	Related party transactions	74, 145, 155, 177, 216
	C.	Interests of experts and counsel	N/A
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	54-57, 135-178, 210-216
	B.	Significant changes	75
Item 9.	The Offer and Listing
	A.	Offer and listing details	220
	B.	Plan of distribution	N/A
	C.	Markets	217
	D.	Selling shareholders	N/A
	E.	Dilution	N/A
	F.	Expenses of the issue	N/A
Item 10.	Additional Information
	A.	Share capital	N/A
	B.	Memorandum and articles of association	83-89
	C.	Material contracts	N/A
	D.	Exchange controls	222
	E.	Taxation	222-223
	F.	Dividends and paying agents	N/A
	G.	Statement by experts	N/A
	H.	Documents on display	5
	I.	Subsidiary information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		54, 156, 166-172

INTRODUCTION SHELL ANNUAL REPORT AND FORM 20-F 2017	02

Part I			Pages
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt Securities	N/A
	B.	Warrants and Rights	N/A
	C.	Other Securities	N/A
	D.	American Depositary Shares	217, 221-222

Part II
Item 13.	Defaults, Dividend Arrearages and Delinquencies		N/A
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		N/A
Item 15.	Controls and Procedures		82-83, 135, 210-211, E21-E22
Item 16.	[Reserved]
Item 16A.	Audit committee financial expert		76-78, 90
Item 16B.	Code of Ethics		77
Item 16C.	Principal Accountant Fees and Services		93, 177, 216
Item 16D.	Exemptions from the Listing Standards for Audit Committees		77
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		56, 80
Item 16F.	Change in Registrant’s Certifying Accountant		N/A
Item 16G.	Corporate Governance		76-77
Item 16H.	Mine Safety Disclosure		N/A

Part III
Item 17.	Financial Statements		N/A
Item 18.	Financial Statements		135-178, 210-216
Item 19.	Exhibits		227, E1-E27

INTRODUCTION SHELL ANNUAL REPORT AND FORM 20-F 2017	03

Terms and abbreviations

Currencies
$	US dollar
€	euro
£	sterling

Units of measurement
acre	approximately 0.004 square kilometres
b(/d)	barrels (per day)
boe(/d)	barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel
kboe(/d)	thousand barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel
MMBtu	million British thermal units
mtpa	million tonnes per annum
per day	volumes are converted into a daily basis using a calendar year
scf(/d)	standard cubic feet (per day)

Products
GTL	gas to liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids

Miscellaneous
ADS	American Depositary Share
AGM	Annual General Meeting
API	American Petroleum Institute
CCS	carbon capture and storage
CCS earnings	earnings on a current cost of supplies basis
CO2	carbon dioxide
EMTN	Euro medium-term note
EPS	earnings per share
FCF	free cash flow
GAAP	generally accepted accounting principles
GHG	greenhouse gas
HSSE	health, safety, security and environment
IAS	International Accounting Standard
IEA	International Energy Agency
IFRS	International Financial Reporting Standard(s)
IOGP	International Association of Oil & Gas Producers
IPIECA	International Petroleum Industry Environmental Conservation Association (global oil and gas industry association for environmental and social issues)
LTIP	Long-term Incentive Plan
OECD	Organisation for Economic Co-operation and Development
OML	oil mining lease
OPEC	Organization of the Petroleum Exporting Countries
OPL	oil prospecting licence
PSC	production-sharing contract
PSP	Performance Share Plan
REMCO	Remuneration Committee
SEC	US Securities and Exchange Commission
TRCF	total recordable case frequency
TSR	total shareholder return
WTI	West Texas Intermediate

INTRODUCTION SHELL ANNUAL REPORT AND FORM 20-F 2017	04

About this Report

The Royal Dutch Shell plc Annual Report and Form 20-F (this Report) serves as the Annual Report and Accounts in accordance with UK requirements and as the Annual Report on Form 20-F as filed with the US Securities and Exchange Commission (SEC) for the year ended December 31, 2017, for Royal Dutch Shell plc (the Company) and its subsidiaries (collectively referred to as Shell). This Report presents the Consolidated Financial Statements of Shell (pages 137-178), the Parent Company Financial Statements of Shell (pages 199-207) and the Financial Statements of the Royal Dutch Shell Dividend Access Trust (pages 213-216). Cross references to Form 20-F are set out on pages 02-03 of this Report.

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

In addition to the term “Shell”, in this Report “we”, “us” and “our” are also used to refer to the Company and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement. The companies in which Royal Dutch Shell plc has a direct or indirect interest are separate legal entities. Shell subsidiaries’ data include their interests in joint operations.

We also refer to “Shell’s net carbon footprint” in this Report. This includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production, and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions but, to support society in achieving the Paris Agreement goals, we aim to help and influence such suppliers and consumers to likewise lower theirs. The use of the terminology “Shell’s net carbon footprint” is for convenience only and not intended to suggest these emissions are those of Shell or its subsidiaries.

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

This Report contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. Also see “Risk factors” on pages 12-16 for additional risks and further discussion. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither the Company nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.

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

INTRODUCTION SHELL ANNUAL REPORT AND FORM 20-F 2017	05

Strategic Report

Chair’s message: Powering progress together

I would like to take this opportunity to thank everyone who contributed to Shell’s strong business performance in 2017, including our customers, partners and staff. The successful integration of BG’s business into our portfolio during 2016, combined with ongoing efforts to reduce costs and debt, are helping to reshape Shell into a world-class investment.

In his review, our Chief Executive Officer Ben van Beurden outlines our performance and how this is creating value for shareholders. I would like to talk about how we are also working to thrive in the energy transition, while continuing to contribute to society.

The challenge facing global society is clear: more than 1 billion people in the developing world today still live without the full benefits that energy can provide. Many hundreds of millions more will need energy in the future. Bringing the benefits of energy to everyone on the planet, while managing the risks of climate change, will require fundamental changes in the way energy is produced and used around the world.

As Mahatma Gandhi is often quoted as saying, “The future depends on what you do today.”

Shell is working today to make a better future. In a step that demonstrates our determination to play our part in a cleaner energy future, we announced an ambition, pegged to society’s progress, to reduce the net carbon footprint of our operations and of our customers’ emissions from using our products.

As part of our drive to help power progress with more and cleaner energy solutions, we will offer customers more low-carbon products and services, such as lower-carbon fuels for drivers and low-carbon energy for homes and businesses.

Expanding our power supply business, including investments in electric vehicle charging systems, will help us to deliver cleaner energy while other parts of our business work to meet rising global demand for key products such as natural gas, the cleanest-burning hydrocarbon.

Powering an increasing variety of human activities with electricity can help to reduce emissions while providing energy to more people. To reduce emissions, this long-term electrification of the economy will require a combination of renewables and more natural gas in place of coal.

However, electricity is unlikely to replace oil or natural gas in some key parts of the economy, such as in heavy road transport, aviation and shipping. This means the world will need large quantities of oil and natural gas for decades to come. At the same time, production from many oil and gas fields is declining and continued investment is needed to develop new resources. Oil and gas will remain central to our business for many years.

We are increasingly active in wind and solar power. But today, the greatest contribution Shell can make to providing more and cleaner energy is to deliver more natural gas. Gas is expected to play an increasingly important part in global energy supply over the next few decades as more communities seek cleaner alternatives to coal.

Using natural gas for power generation or as a cleaner fuel for transport, for example, can play a critical role in tackling climate change. But emissions of its chief component, methane, a potent greenhouse gas, must be reduced. Shell and seven other major natural gas producers announced plans in November to further reduce methane emissions from assets they operate.

But business alone cannot drive the wider and more profound changes required across global society. Governments around the world need to accelerate change by establishing policies that encourage businesses to do more to overcome the challenges ahead. Governments need to introduce policies that reshape several sectors of the economy and enable the development of lower-carbon and renewable sources of energy, supported by technologies such as carbon capture and storage.

One of the most effective ways of doing this are government-led carbon pricing mechanisms. Any such framework for incentivising the multitrillion-dollar investments that will be needed to combat climate change must have strong global support. Society will be able to achieve much more once effective government-led carbon pricing systems are in place.

As the future depends on what we all do today, Shell is already working to ensure its long-term business relevance by playing an active role in the energy transition.

The quality and diversity of our people are vital to the success of our approach. In 2017, we welcomed two more women to the Board. Today, we agreed to seek shareholder approval for the appointment of Ann Godbehere at the Annual General Meeting (AGM) to be held in May. If approved by shareholders, five women and six men will sit on the Board before this year is over.

I would like to thank Hans Wijers, who will not be standing for reappointment at the AGM, for his nine years of outstanding contributions to the Board, including service as Senior Independent Director, Chair of the Remuneration Committee and Chair of the Corporate and Social Responsibility Committee.

It is a real honour to serve as Chair of your Board as we continue to work to make a future that is better for all.

Chad Holliday

Chair

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	06

Chief Executive Officer’s review:

Building a world-class investment case

Shell delivered a strong financial performance in 2017. We are making good progress towards building a world-class investment case.

Higher oil and gas prices, combined with our relentless focus on performance and competitiveness, enabled us to increase our operating cash flow. We also further reshaped and refined our portfolio through our divestment programme. These factors helped to reduce debt and strengthen our financial framework. We continue to closely control costs and investment levels, working to improve our capital efficiency while improving the quality of our portfolio through asset sales and new projects.

There was a terrible incident in Pakistan in June when a contractor road tanker overturned while transporting fuel from a Shell depot, following which there was a spill that subsequently ignited. Tragically, the fire caused more than 200 fatalities. Sadly, a contractor also died in a road accident in Canada and we had a fatality in Nigeria. These incidents underscore the need for all Shell contractors, suppliers and employees to adhere to effective health and safety standards at all times. Any incident is one incident too many and we must reflect deeply on these events. We must redouble our focus on safety.

RESULTS

Income for the period was $13.4 billion in 2017 compared with $4.8 billion in 2016. Earnings on a current cost of supplies basis were $12.5 billion, compared with $3.7 billion in 2016.

A rise in crude oil and natural gas prices supported Upstream and Integrated Gas earnings. Our Downstream earnings benefited from improved refining and chemicals industry conditions.

We distributed $15.6 billion to shareholders in dividends in 2017, including those taken as shares under our Scrip Dividend Programme. The strength of our balance sheet, coupled with strong cash flows and continuing focus on capital efficiency, allowed us to cancel the Scrip Dividend Programme with effect from the fourth quarter 2017 dividend. I am confident that we can do this while investing at levels that maintain growth in our portfolio.

At Management Day in November, we confirmed our intention to undertake a share buyback programme of at least $25 billion in the period 2017 to 2020, subject to progress with debt reduction and a recovery in oil prices. We also raised our outlook for annual free cash flow to between $30 billion and $35 billion by 2020, at a Brent crude oil price of $60 a barrel (real terms 2016). This is $5 billion more than the outlook range we gave in June 2016. This includes the impact of acquisitions and proceeds from divestments, while excluding free cash flow from assets after planned divestments.

Our delivery of new projects continues and we remain on track to deliver 1 million barrels of oil equivalent a day (boe/d) from new projects between 2014 and 2018. Overall, our production averaged 3.7 million boe/d in 2017, in line with 2016, with production from new fields offsetting the impact of field declines and divestments.

Our $30 billion divestment programme for 2016-18 made good progress in 2017. Divestments included oil sands interests in Canada, onshore upstream operations in Gabon, a number of assets in the UK North Sea, and our shares in Woodside in Australia. Other divestments included our interest in a petrochemicals joint venture in Saudi Arabia and the separation of assets of the Motiva joint venture in the USA.

This streamlining of our portfolio is part of our ongoing effort to raise efficiency through reduced costs and concentrating on our most competitive businesses.

The progress of our divestments has helped us to reduce net debt, with gearing standing at 24.8% at the end of 2017, down from 28.0% at the end of 2016. Debt reduction remains a priority and after this programme is completed we expect to continue divestments at an average rate of more than $5 billion a year until at least 2020.

Capital investment in 2017 was $24 billion. That is lower than the $25 billion outlook we have given and reflects continued capital discipline and capital efficiency improvements. We will continue to carefully control our investment levels. We expect our annual organic capital investment to remain between $25 billion and $30 billion until 2020. But we see $30 billion as a ceiling, even if oil prices rise, while $25 billion is not a floor – we may go below this.

We maintain a “lower forever” approach to our cost management, with an outlook of less than $38 billion a year for operating expenses until at least 2020, assuming no portfolio impacts or other external effects. This outlook excludes potential impacts of restructuring and redundancies, as well as certain other provisions.

ENERGY FUTURE

Over the next few decades, we plan to show leadership in the oil and gas industry, while responding to society’s need for more and cleaner energy as the world moves to a low-carbon energy system.

Tackling climate change is a multi-generational challenge for society – including businesses, governments and consumers. As the global population grows and living standards rise, it will mean society meeting increasing energy demand with an ever-lower carbon footprint. We will play our part.

In November, we announced a net carbon footprint reduction ambition covering not just emissions from our own operations but also those produced by customers when they use the energy products we sell. We plan to do this in step with society’s drive to align with the Paris climate agreement. We aim to reduce the overall footprint of our energy products by around 20% by 2035 and by around half by 2050. This measure will be reviewed every five years to ensure progress is in line with wider society’s progress towards the reductions required to meet the Paris goals.

Our New Energies unit, which we created in 2016, invested in commercial opportunities linked to the energy transition in 2017. We acquired NewMotion, one of Europe’s largest electric vehicle charging providers, in October. And, in December, we agreed to buy First Utility, a household energy provider in the UK.

We expect our capital investment in New Energies to be $1 billion to $2 billion a year, on average, until 2020. We will continue to target opportunities in new fuels and power, two areas where we can effectively apply our Downstream and Integrated Gas expertise.

Such steps, combined with the strategy and strength of our portfolio that underpins them, will help deepen Shell’s financial resilience and competitiveness, helping to ensure our long-term business relevance during the energy transition.

In a changing energy landscape, we will continue our focus on delivering strong shareholder returns and cash as we progress confidently along the path to becoming – and remaining – a world-class investment.

Ben van Beurden

Chief Executive Officer

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	07

Strategy and outlook

STRATEGY

Shell’s purpose is to power progress together with more and cleaner energy solutions. Our strategy is to strengthen our position as a leading energy company by providing oil and gas and low-carbon energy as the world’s energy system changes. Safety and social responsibility are fundamental to our business approach. Shell will only succeed by working with customers, governments, business partners, investors and other stakeholders.

Our strategy is founded on our outlook for the energy sector and the chance to grasp the opportunities arising from the substantial changes in the world around us. The rising standard of living of a growing global population is likely to continue to drive demand for energy, including oil and gas, for years to come. At the same time, technology changes and the need to tackle climate change means there is a transition under way to a lower-carbon, multi-source energy system with increasing customer choice. We recognise that the pace and specific path forward is uncertain and so requires agile decision making.

STRATEGIC AMBITIONS

Against this backdrop, we have the following strategic ambitions to guide us in pursuing our purpose:

■	to provide a world-class investment case. This involves growing free cash flow and increasing returns, all built upon a strong financial framework and resilient portfolio;
■	to thrive in the energy transition by responding to society’s desire for more and cleaner, convenient and competitive energy; and
■	to sustain a strong societal licence to operate and contribute to society through a shared value approach to our activities.

The execution of our strategy is founded on becoming a more customer-centric and simpler company, focused on delivering higher and more predictable returns and growing free cash flow. By investing in competitive projects, driving down costs and selling non-core businesses, Shell continues to seek to reshape its portfolio into a more resilient and focused company.

Our ability to achieve our strategic ambitions depends on how we respond to competitive forces. We continuously assess the external environment – the markets as well as the underlying economic, political, social and environmental drivers that shape them – to evaluate changes in competitive forces and business models. We undertake regular reviews of the markets we operate in and analyse our traditional and non-traditional competitors’ strengths and weaknesses to understand our competitive position. We maintain business strategies and plans that focus on actions and capabilities to create and sustain competitive advantage. We maintain a risk management framework that regularly assesses our response to, and risk appetite for, identified risk factors (see “Risk factors” on page 12).

STRATEGIC THEMES

As part of our strategy, we divide our portfolio into strategic themes, each with distinctive capabilities, growth strategies, risk management, capital allocation and expected returns:

■

Cash engines are strategic themes that are expected to provide strong and resilient returns and free cash flow, funding shareholder returns and strengthening the balance sheet. Shell continues to invest in selective growth opportunities for cash engines. Our cash engines are Conventional Oil and Gas in Upstream, Integrated Gas, and Oil Products in Downstream.

■

Growth priorities are the cash engines of the future. Shell seeks to invest in affordable growth in advantaged positions with a pathway to free cash flow and returns in the near future. Our growth priorities currently are Deep water in Upstream and Chemicals in Downstream.

■

Emerging opportunities are strategic themes that are expected to become growth priorities after further development. These opportunities should provide us with material growth in free cash flow in the next decade or beyond. We seek to manage our exposure to these businesses while establishing scale. Our emerging opportunities currently are Shales in Upstream and New Energies, which is part of the Integrated Gas and New Energies organisation.

For more details on how the strategic themes are embedded into our businesses, see “Business Overview” on page 11.

Our intention is to have an advantaged and resilient position in each strategic theme to drive an optimal free cash flow and returns profile over multiple timelines. When we set our plans and goals, we do so on the basis of delivering sustained returns over decades.

We aim to leverage our diverse global business portfolio and customer-focused businesses, which have been built around the strength of the Shell brand.

Our Executive Directors’ remuneration is linked to the successful delivery of our strategy, based on performance indicators that are aligned with shareholder interests. Long-term incentives form the majority of the Executive Directors’ remuneration for above-target performance. Our Long-term Incentive Plan includes cash generation, capital discipline, and value created for shareholders. See the “Directors’ Remuneration Report” on page 112.

OUTLOOK FOR 2018 AND BEYOND

We continuously seek to improve our operating performance, with an emphasis on health, safety, security, environment and asset performance.

In order to maximise sustainable free cash flows, we will also continue to manage operating expenses, capital investment, divestments and delivery of new projects.

We maintain a “lower forever” mindset in our cost management, with an outlook of less than $38 billion a year for operating expenses until 2020, assuming no portfolio impacts or other external effects. This outlook excludes potential impacts of restructuring and redundancies, as well as certain other provisions.

Our organic capital investment outlook remains between $25 billion and $30 billion a year until 2020. We see $30 billion as a ceiling, even in a high oil price environment. For 2018, we expect to maintain capital investment in the lower part of this range.

We will continue delivering our 2016-18 divestment programme of $30 billion. This is a strategic value-driven, not a time-driven, programme and an integral element of Shell’s portfolio improvement plan. We believe we have already significantly high-graded our portfolio and will continue with an annual average outlook of at least $5 billion of divestments over the period 2019 to 2020.

We remain on track to deliver new projects particularly in Brazil, the USA and Australia between 2014 and 2018, which we believe will add 1 million barrels of oil equivalent a day, or $10 billion of cash flow from operations at $60 per barrel by 2018. New project start-ups and ramp-ups are expected to generate an additional $5 billion cash flow from operations by 2020, assuming $60 per barrel real terms 2016 and mid-cycle Downstream industry conditions. We will remain highly selective on new investment decisions throughout 2018 and beyond.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	08

We fully support the Paris Agreement, and its goal of keeping the rise in global temperatures to below two degrees Celsius. After having carefully listened to our critics, supporters and shareholders, in step with society’s drive to align with the Paris Agreement, we have set a long-term ambition to reduce the net carbon footprint of our energy products, measured in grams of carbon-dioxide equivalent per megajoule consumed, by around 20% by 2035 and by around 50% by 2050. This demonstrates leadership in the industry climate change debate.

The statements in this “Strategy and outlook” section, including those related to our growth strategies and our expected or potential future cash flow from operations, free cash flow, operating expenses, capital investment, divestments, production and net carbon footprint are based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. See “About this Report” on page 05 and “Risk factors” on pages 12-16.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	09

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

BUSINESS MODEL

Shell is an international energy company with expertise in the exploration, development, production, refining and marketing of oil and natural gas, as well as in the manufacturing and marketing of chemicals. We are one of the world’s largest independent energy companies in terms of market capitalisation, cash flow from operating activities, and production levels.

We seek to create shareholder value through the following activities:

■

We explore for crude oil and natural gas worldwide, both in conventional fields and from sources such as tight rock, shale and coal formations. We work to develop new crude oil and natural gas supplies from major fields. Also, bitumen extracted from oil sands is converted into synthetic crude oil.

■	We cool natural gas to produce liquefied natural gas (LNG) that can be safely shipped to markets around the world, and we convert gas to liquids (GTL).
■

We have a portfolio of refineries and chemical plants which enables us to capture value from oil and gas production, turning them into a range of refined and petrochemical products which are moved and marketed around the world for domestic, industrial and transport use. The products we sell include gasoline, diesel, heating oil, aviation fuel, marine fuel, LNG for transport, lubricants, bitumen and sulphur. We also produce and sell ethanol from sugar cane in Brazil, through our Raízen joint venture.

■	We invest in low-carbon energy solutions such as biofuels, hydrogen, wind and solar power, and in other commercial opportunities linked to the energy transition.

The integration of our businesses is one of our competitive advantages, allowing for optimisations across our global portfolio. Our key strengths include the development and application of innovation and technology, the financial and project management skills that allow us to safely develop large and complex projects, the management of integrated value chains and the marketing of energy products. The distinctive Shell pecten, a trademark in use since the early part of the 20th century, and trademarks in which the word Shell appears, help raise the profile of our brand globally.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	10

ORGANISATION

We describe below how our activities are organised. Integrated Gas, Upstream and Downstream focus on our seven strategic themes (see “Strategy and outlook” on page 08). Our Projects & Technology organisation manages the delivery of Shell’s major projects and drives research and innovation to develop new technology solutions.

Integrated Gas (including NEW ENERGIES)

This organisation covers two strategic themes: Integrated Gas, which is a cash engine; and New Energies, which is an emerging opportunity.

Integrated Gas manages LNG activities and the conversion of natural gas into GTL fuels and other products. It includes natural gas exploration and extraction, when contractually linked to the production and transportation of LNG, and the operation of the upstream and midstream infrastructure necessary to deliver gas to market. It markets and trades natural gas, LNG, crude oil, electricity and carbon-emission rights and also markets and sells LNG as a fuel for heavy-duty vehicles and marine vessels.

In New Energies, we are exploring emerging opportunities and are already investing in opportunities where we believe sufficient commercial value is available. We focus on new fuels for transport, such as advanced biofuels, hydrogen and charging for battery-electric vehicles; and power, including from low-carbon sources such as wind and solar as well as natural gas.

Upstream

Our Upstream organisation covers three strategic themes: Conventional Oil and Gas, which is a cash engine; Deep water, which is a growth priority; and Shales, which is an emerging opportunity.

It manages the exploration for and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to market.

Downstream

Our Downstream organisation comprises two strategic themes: Oil Products, which is a cash engine; and Chemicals, which is a growth priority.

It manages different Oil Products and Chemicals activities as part of an integrated value chain, including trading activities, that turns crude oil and other feedstocks into a range of products which are moved and marketed around the world for domestic, industrial and transport use. The products we sell include gasoline, diesel, heating oil, aviation fuel, marine fuel, biofuel, lubricants, bitumen and sulphur. In addition, we produce and sell petrochemicals for industrial use worldwide. Our Downstream organisation also manages Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).

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

Our future hydrocarbon production depends on the delivery of large and integrated projects (see “Risk factors” on page 12). Systematic management of lifecycle technical and non-technical risks is in place for each opportunity, with assurance and control activities embedded throughout the project life cycle. We focus on the cost-effective delivery of projects through quality commercial agreements, supply-chain management, and construction and engineering productivity through effective planning and simplification of delivery processes. Development of our employees’ project management competencies is underpinned by project principles, standards and processes. A dedicated competence framework, training, standards and processes exist for various technical disciplines. In addition, we provide governance support for our non-Shell-operated ventures or projects.

SEGMENTAL REPORTING

Our reporting segments are Integrated Gas, Upstream, Downstream and Corporate. Upstream combines the operating segments Upstream (managed by our Upstream organisation) and Oil Sands (managed by our Downstream organisation), which have similar economic characteristics. Integrated Gas, Upstream and Downstream include their respective elements of our Projects & Technology organisation. The Corporate segment comprises our holdings and treasury organisation, self-insurance activities, and headquarters and central functions. See Note 4 to the “Consolidated Financial Statements” on pages 149-150.

Revenue by business segment (including inter-segment sales)	$ million
	2017	2016	2015
Integrated Gas
Third parties	32,674	25,282	21,741
Inter-segment	3,978	3,908	4,248
Total	36,652	29,190	25,989
Upstream
Third parties	7,723	6,412	6,739
Inter-segment	32,469	26,524	26,824
Total	40,192	32,936	33,563
Downstream
Third parties	264,731	201,823	236,384
Inter-segment	4,248	1,727	1,362
Total	268,979	203,550	237,746
Corporate
Third parties	51	74	96
Total	51	74	96

Revenue by geographical area (excluding inter-segment sales)	$ million
	2017	2016		2015
Europe	100,609	81,573		95,223
Asia, Oceania, Africa	114,683	87,635	[A]	95,892
USA	66,854	44,615	[A]	50,666
Other Americas	23,033	19,768		23,179
Total	305,179	233,591		264,960

[A] As revised, see Note 4 to the “Consolidated Financial Statements” on page 150.

TECHNOLOGY aND INNOVATION

Technology and innovation are essential to our efforts to meet the world’s energy needs in a competitive way. If we do not develop the right technology, do not have access to it or do not deploy it effectively, this could have a material adverse effect on the delivery of our strategy and our licence to operate (see “Risk factors” on page 14). We continuously look for technologies and innovations of potential relevance to our business. Our Chief Technology Officer oversees the development and deployment of new and differentiating technologies and innovations across Shell, seeking to align business and technology requirements throughout our technology maturation process.

In 2017, research and development expenses were $922 million, compared with $1,014 million in 2016, and $1,093 million in 2015. Our main technology centres are in India, the Netherlands and the USA, with other centres in Brazil, China, Germany, Oman and Qatar.

A strong patent portfolio underlies the technology that we employ in our various businesses. In total, we have around 10,450 granted patents and pending patent applications.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	11

Risk factors

The risks discussed below could have a material adverse effect separately, or in combination, on our earnings, cash flows and financial condition. Accordingly, investors should carefully consider these risks.

Measures that we use to manage or mitigate our various risks are set out in the relevant sections of this Report, indicated by way of cross references under each risk factor. The Board’s responsibility for identifying, evaluating and managing our significant risks is discussed in “Corporate governance” on page 82.

We are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

The prices of crude oil, natural gas, oil products and chemicals are affected by supply and demand, both globally and regionally. Moreover, prices for oil and gas can move independently of each other. Factors that influence supply and demand include operational issues, natural disasters, weather, political instability, conflicts, economic conditions and actions by major oil and gas producing countries. Additionally, in a low oil and gas price environment, we would generate less revenue from our Upstream and Integrated Gas businesses, and, as a result, parts of those businesses could become less profitable, or could incur losses. Additionally, low oil and gas prices have resulted, and could continue to result, in the debooking of proved oil or gas reserves, if they become uneconomic in this type of price environment. Prolonged periods of low oil and gas prices, or rising costs, can result in projects being delayed or cancelled. In addition, assets have been impaired in the past, and there could be impairments in the future. Low oil and gas prices could also affect our ability to maintain our long-term capital investment programme and dividend payments. Prolonged periods of low oil and gas prices could affect the financial, fiscal, legal, political and social stability of countries that rely significantly on oil and gas revenue. In a high oil and gas price environment, we could experience sharp increases in costs, and, under some production-sharing contracts, our entitlement to proved reserves would be reduced. Higher prices could also reduce demand for our products, which could result in lower profitability, particularly in our Downstream business. Accordingly, price fluctuations could have a material adverse effect on our earnings, cash flows and financial condition.

See “Market overview” on page 17.

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the accuracy of our price assumptions.

We use a range of oil and gas price assumptions, which we review on a periodic basis, to evaluate projects and commercial opportunities. If our assumptions prove to be incorrect, it could have a material adverse effect on our earnings, cash flows and financial condition.

See “Market overview” on page 18.

Our ability to achieve strategic objectives depends on how we react to competitive forces.

We face competition in each of our businesses. We seek to differentiate our products; however, many of them are competing in commodity-type markets. Accordingly, failure to manage our costs as well as our operational performance could result in a material adverse effect on our earnings, cash flows and financial condition. We also compete with state-owned oil and gas entities with vast access to financial resources. State-owned entities could be motivated by political or other factors in making their business decisions. Accordingly, when bidding on new leases or projects, we could find ourselves at a competitive disadvantage as these state-owned entities may not require a competitive return. If we are unable to obtain competitive returns when bidding on new leases or projects, it could have a material adverse effect on our earnings, cash flows and financial condition.

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

See “Strategy and outlook” on page 08-09.

Our future hydrocarbon production depends on the delivery of large and integrated projects, as well as on our ability to replace proved oil and gas reserves.

We face numerous challenges in developing capital projects, especially those which are large and integrated. Challenges include uncertain geology, frontier conditions, the existence and availability of necessary technology and engineering resources, the availability of skilled labour, the existence of transportation infrastructure, project delays, the expiration of licences and potential cost overruns, as well as technical, fiscal, regulatory, political and other conditions. These challenges are particularly relevant in certain developing and emerging-market countries, in frontier areas and in deep-water fields, such as off the coast of Brazil. We may fail to assess or manage these and other risks properly. Such potential obstacles could impair our delivery of these projects, our ability to fulfil the value potential at the time of the project investment approval, and/or our ability to fulfil related contractual commitments. These could lead to impairments and could have a material adverse effect on our earnings, cash flows and financial condition.

Future oil and gas production will depend on our access to new proved reserves through exploration, negotiations with governments and other owners of proved reserves and acquisitions, as well as on developing and applying new technologies and recovery processes to existing fields. Failure to replace proved reserves could result in lower future production, potentially having a material adverse effect on our earnings, cash flows and financial condition.

See “Business overview” on page 11.

Oil and gas production available for sale		Million boe [A]
	2017	2016	2015
Shell subsidiaries	1,168	1,158	880
Shell share of joint ventures and associates	170	184	198
Total	1,338	1,342	1,078

[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

Proved developed and undeveloped oil and gas reserves [A][B] (at December 31)		Million boe [C]
	2017	2016	2015
Shell subsidiaries	10,177	11,040	9,117
Shell share of joint ventures and associates	2,056	2,208	2,630
Total	12,233	13,248	11,747
Attributable to non-controlling interest in Shell subsidiaries	325	5	8

[A] We manage our total proved reserves base without distinguishing between proved reserves from subsidiaries and those from joint ventures and associates.

[B] Includes proved reserves associated with future production that will be consumed in operations.

[C] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	12

The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules; therefore, subsequent downward adjustments are possible.

The estimation of proved oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. Estimates could change because of new information from production or drilling activities, or changes in economic factors, including changes in the price of oil or gas and changes in the regulatory policies of host governments, or other events. Estimates could also be altered by acquisitions and divestments, new discoveries, and extensions of existing fields and mines, as well as the application of improved recovery techniques. Published proved oil and gas reserves estimates could also be subject to correction due to errors in the application of published rules and changes in guidance. Downward adjustments could indicate lower future production volumes and could also lead to impairment of assets. This could have a material adverse effect on our earnings, cash flows and financial condition.

See “Supplementary information – oil and gas (unaudited)” on page 179.

Rising climate change concerns have led and could lead to additional legal and/or regulatory measures which could result in project delays or cancellations, a decrease in demand for fossil fuels, potential litigation and additional compliance obligations.

In December 2015, 195 nations adopted the Paris Agreement, which we fully support. The Paris Agreement aims to limit increases in global temperatures to well below two degrees Celsius. As a result, we expect continued and increased attention to climate change from all sectors of society. This attention has led, and we expect it to continue to lead, to additional regulations designed to reduce greenhouse gas (GHG) emissions.

We expect that a growing share of our GHG emissions will be subject to regulation, resulting in increased compliance costs and operational restrictions. If our GHG emissions rise alongside our ambitions to increase the scale of our business, our regulatory burden will increase proportionally. We also expect that GHG regulation will focus more on suppressing demand for fossil fuels, either through taxes, fees, incentives to promote the sale of electric vehicles or even through the future prohibition of sales of new diesel or gasoline vehicles. This could result in lower revenue and, in the long term, potential impairment of certain assets.

Additionally, some groups are pressuring certain investors to divest their investments in fossil fuel companies. If this were to continue, it could have a material adverse effect on the price of our securities and our ability to access equity capital markets. The World Bank has also announced plans to stop financing upstream oil and gas projects in 2019. Similarly, according to press reports, other financial institutions also appear to be considering limiting their exposure to certain fossil fuel projects. Accordingly, our ability to use financing for future projects may be adversely impacted. This could also adversely impact our potential partners’ ability to finance their portion of costs, either through equity or debt.

Further, in some countries, governments and regulators have filed lawsuits seeking to hold fossil fuel companies liable for costs associated with climate change. While we believe these lawsuits to be without merit, losing any of these lawsuits could have a material adverse effect on our earnings, cash flows and financial condition.

If we are unable to find economically viable, as well as publicly acceptable, solutions that reduce our GHG emissions and/or GHG intensity for new and existing projects or for the products we sell, we could experience additional costs or financial penalties, delayed or cancelled projects, and/or reduced production and reduced demand for hydrocarbons, which could have a material adverse effect on our earnings, cash flows and financial condition.

See “Climate change and energy transition” on pages 63-64.

Our operations expose us to social instability, criminality, civil unrest, terrorism, piracy, cyber-disruption, acts of war and risks of pandemic diseases that could have a material adverse effect on our business.

As seen in recent years in Nigeria, North Africa, the Middle East, South America and South-East Asia, social and civil unrest, both in the countries in which we operate and elsewhere, can and do affect us. Such potential developments that could have a material adverse effect on our earnings, cash flows and financial condition include: acts of political or economic terrorism; acts of maritime piracy; cyber-espionage or disruptive cyber-attacks; conflicts including war and civil unrest (including disruptions by non-governmental and political organisations); and local security concerns that threaten the safe operation of our facilities, transport of our products and the well-being of our people. Pandemic diseases can also affect our operations directly and indirectly. If such risks materialise, they could result in injuries, loss of life, environmental harm and disruption to business activities, which in turn could have a material adverse effect on our earnings, cash flows and financial condition.

See “Environment and society” on page 61.

We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. In addition, we and our joint arrangements and associates face the risk of litigation and disputes worldwide.

Developments in politics, laws and regulations can and do affect our operations. Potential impacts include: forced divestment of assets; expropriation of property; cancellation or forced renegotiation of contract rights; additional taxes including windfall taxes, restrictions on deductions and retroactive tax claims; antitrust claims; changes to trade compliance regulations; price controls; local content requirements; foreign exchange controls; changes to environmental regulations; changes to regulatory interpretations and enforcement; and changes to disclosure requirements. Any of these, individually or in aggregate, could have a material adverse effect on our earnings, cash flows and financial condition.

From time to time, social and political factors play a role in unprecedented and unanticipated judicial outcomes that could adversely affect Shell. Non-compliance with policies and regulations could result in regulatory investigations, litigation and, ultimately, sanctions. Certain governments and regulatory bodies have, in Shell’s opinion, exceeded their constitutional authority by: attempting unilaterally to amend or cancel existing agreements or arrangements; failing to honour existing contractual commitments; and seeking to adjudicate disputes between private litigants. Additionally, certain governments have adopted laws and regulations that could potentially force us to violate other countries’ laws and regulations, therefore potentially subjecting us to both criminal and civil sanctions. Such developments and outcomes could have a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate governance” on page 82.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	13

The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.

The health, safety, security and environment (HSSE) risks to which we, and the communities in which we work, are potentially exposed cover a wide spectrum, given the geographic range, operational diversity and technical complexity of our operations. These risks include the effects of natural disasters (including weather events), earthquakes, social unrest, personal health and safety lapses, and crime. If a major HSSE risk materialises, such as an explosion or hydrocarbon spill, this could result in injuries, loss of life, environmental harm, disruption of business activities, and loss or suspension of our licence to operate or ability to bid on mineral rights. Accordingly, this would have a material adverse effect on our earnings, cash flows and financial condition.

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

See “Upstream” on page 35.

Production from the Groningen field in the Netherlands causes earthquakes that affect local communities.

Shell and ExxonMobil are 50:50 shareholders in Nederlandse Aardolie Maatschappij B.V. (NAM). An important part of NAM’s gas production comes from the onshore Groningen gas field, in which EBN, a Dutch government entity, has a 40% interest and NAM a 60% interest. Since 1995, production from the Groningen field has caused earthquakes. Some of these earthquakes have caused damage to houses and other structures in the region, resulting in complaints and lawsuits from the local community.

Since 2013, the Minister of Economic Affairs has imposed curtailments on production from the Groningen field in order to mitigate the seismicity risks. In January 2018, there was another earthquake and a further curtailment of production is likely. Additional earthquakes, lawsuits and further significant curtailments of production could have a material adverse effect on NAM and therefore could impact our earnings, cash flows and financial condition.

See “Upstream” on page 33.

Our future performance depends on the successful development and deployment of new technologies and new products.

Technology and innovation are essential to our efforts to meet the world’s energy demands in a competitive way. If we do not develop the right technology and products, do not have access to such technology and products or do not deploy these effectively, there could be a material adverse effect on the delivery of our strategy and our licence to operate. We operate in environments where advanced technologies are utilised. While we take measures to ensure that such technologies and products are safe for the environment and public health based on today’s knowledge, there is always the possibility of unknown or unforeseeable technological failures or environmental and health effects that could harm our reputation and licence to operate or expose us to litigation or sanctions. The associated costs of new technology are sometimes underestimated or delays occur. If we are unable to develop the right technologies and products in a timely and cost-effective manner, or if we develop technologies and products that adversely impact the environment or health of individuals, there could be a material adverse effect on our earnings, cash flows and financial condition.

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

If any of the risks set out above materialise, they could have a material adverse effect on our earnings, cash flows and financial condition.

See “Liquidity and capital resources” on page 54 and Note 19 to the “Consolidated Financial Statements” on pages 167-172.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	14

We have substantial pension commitments, funding of which is subject to capital market risks.

Liabilities associated with defined benefit pension plans can be significant, as can the cash funding requirement of such plans; both depend on various assumptions. Volatility in capital markets or government policies, and the resulting consequences for investment performance and interest rates, as well as changes in assumptions for mortality, retirement age or pensionable remuneration at retirement, could result in significant changes to the funding level of future liabilities. We operate a number of defined benefit pension plans and, in case of a shortfall, we could be required to make substantial cash contributions (depending on the applicable local regulations) resulting in a material adverse effect on our earnings, cash flows and financial condition.

See “Liquidity and capital resources” on page 54.

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

See “Corporate” on page 53.

An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources and our licence to operate.

Our reputation is an important asset. The Shell General Business Principles (Principles) govern how Shell and its individual companies conduct their affairs, and the Shell Code of Conduct instructs employees and contract staff on how to behave in line with the Principles. Our challenge is to ensure that all employees and contract staff, more than 100,000 in total, comply with the Principles and the Code of Conduct. Real or perceived failures of governance or regulatory compliance could harm our reputation. This could impact our licence to operate, damage our brand, reduce consumer demand for our branded products, harm our ability to secure new resources and contracts, and limit our ability to access capital markets. Many other factors, including the materialisation of the risks discussed in several of the other risk factors, could impact our reputation and could have a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate governance” on page 77.

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

See “Corporate governance” on page 82.

We rely heavily on information technology systems for our operations.

The operation of many of our business processes depends on reliable information technology (IT) systems. Our IT systems are increasingly concentrated in terms of geography, number of systems, and key contractors supporting the delivery of IT services. Shell, like many other multinational companies, is the target of attempts to gain unauthorised access to our IT systems and our data through various channels, including more sophisticated and coordinated attempts often referred to as advanced persistent threats. While our IT systems have been breached in the past, we believe that to date, no significant breach has occurred. Timely detection is becoming increasingly complex but we seek to detect and investigate all such security incidents, aiming to prevent their recurrence. Disruption of critical IT services, or breaches of information security, could harm our reputation and have a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate” on page 53.

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

See “Corporate governance” on page 77.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	15

Violations of anti-bribery, anti-corruption and anti-money laundering laws carry fines and expose us and/or our employees to criminal sanctions, civil suits and ancillary consequences (such as debarment and the revocation of licences).

Anti-bribery, anti-corruption and anti-money laundering laws apply to Shell, its joint ventures and associates in all countries in which we do business. Shell and its joint ventures and associates in the past have been fined for violations of the US Foreign Corrupt Practices Act. Any future violation of anti-bribery, anti-corruption or anti-money laundering laws could have a material adverse effect on our earnings, cash flows and financial condition.

See “Our people” on pages 67-68, “Corporate governance” on page 77 and Note 25 to the “Consolidated Financial Statements” on pages 175-176.

Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.

Data protection laws apply to Shell and its joint ventures and associates in the vast majority of countries in which we do business. Over 100 countries have data protection laws and regulations. Additionally, the EU General Data Protection Regulation (GDPR), which will be applicable from May 2018, increases penalties up to a maximum of 4% of global annual turnover for breach of the regulation. The GDPR requires mandatory breach notification, the standard for which is also followed outside the EU (particularly in Asia). Non-compliance with data protection laws could expose us to regulatory investigations, which could result in fines and penalties. In addition to imposing fines, regulators may also issue orders to stop processing personal data, which could disrupt operations. We could also be subject to litigation from persons or corporations allegedly affected by data protection violations. Violation of data protection laws is a criminal offence in some countries, and individuals can be imprisoned or fined. Any violation of these laws or harm to our reputation could have a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate governance” on page 77.

Violations of trade compliance laws and regulations, including sanctions, carry fines and expose us and our employees to criminal sanctions and civil suits.

We use “trade compliance” as an umbrella term for various national and international laws designed to regulate the movement of items across national boundaries and restrict or prohibit trade and other dealings with certain parties. The number and breadth of such laws continue to expand. For example, the EU and the USA continue to impose restrictions and prohibitions on certain transactions involving Syria. In addition, the USA continues to have comprehensive sanctions in place against Iran, while the EU and other nations continue to maintain targeted sanctions. Additional restrictions and controls directed at defined oil and gas activities in Russia, which were imposed by the EU and the USA in 2014, are still in force. Further restrictions regarding Russia were introduced by the USA in 2017. The USA also introduced sectorial sanctions against Venezuela in 2017 targeting the government of Venezuela and the oil industry. In addition to the significant trade-control programmes administered by the EU and the USA, many other nations are also adopting such programmes. This expansion of sanctions, including the frequent additions of prohibited parties, combined with the number of markets in which we operate and the large number of transactions we process, makes ensuring compliance with all sanctions complex and at times challenging. Any violation of one or more of these regimes could lead to loss of import or export privileges, significant penalties on or prosecution of Shell or its employees, and could harm our reputation and have a material adverse effect on our earnings, cash flows and financial condition.

See “Corporate governance” on page 77.

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

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	16

Market overview

We maintain a large business portfolio across an integrated value chain and are exposed to crude oil, natural gas, oil product and chemical prices (see “Risk factors” on page 12). This diversified portfolio helps us mitigate the impact of price volatility. Our annual planning cycle and periodic portfolio reviews aim to ensure that our levels of capital investment and operating expenses are affordable in the context of a volatile price environment. We test the resilience of our projects and other opportunities against a range of crude oil, natural gas, oil product and chemical prices and costs. We also aim to maintain a strong balance sheet to provide resilience against weak market prices.

GLOBAL ECONOMIC GROWTH

One of the key drivers of oil, natural gas and oil product demand is economic activity. According to the World Economic Outlook released by the International Monetary Fund (IMF) in January 2018, global economic growth increased from 3.2% in 2016 to 3.7% in 2017. Economic activity has picked up momentum in most countries and regions reflecting firmer domestic demand growth in advanced economies on the back of supportive monetary policies and benign financing conditions, and improved performance in several large emerging-market economies.

According to the IMF’s latest estimate, growth accelerated in the USA from 1.5% in 2016 to 2.3% in 2017. Growth in the eurozone increased to 2.4% from 1.8% in 2016. Growth in most other advanced economies also increased. In China, growth was 6.8% in 2017, up from 6.7% in 2016. In contrast, growth slowed in India, in part due to uncertainty around new policies (such as the introduction of a goods and services tax). Recovering export and domestic demand supported recoveries in Brazil, Russia and Turkey. For 2018 and 2019, the IMF expects global economic growth to increase marginally, reaching 3.9% in each year.

GLOBAL Prices, DEMAND AND SUPPLY

The following table provides an overview of the main crude oil and natural gas price markers that we are exposed to:

Oil and gas average industry prices [A]
	2017	2016	2015
Brent ($/b)	54	44	52
West Texas Intermediate ($/b)	51	43	49
Henry Hub ($/MMBtu)	3.0	2.5	2.6
UK National Balancing Point (pence/therm)	45	35	43
Japan Customs-cleared Crude ($/b)	54	42	55

[A] Yearly average prices are based on daily spot prices. The 2017 average price for Japan Customs-cleared Crude excludes December data.

CRUDE OIL

Brent crude oil, an international benchmark, traded between $45 per barrel (/b) and $67/b in 2017, ending the year at $66/b. It averaged $54/b for the year, $10/b higher than in 2016 when the price was at its lowest average level since 2004.

On a yearly average basis, West Texas Intermediate crude oil traded at a $3/b discount to Brent in 2017, compared with $0.4/b in 2016. The discount widened in the second half of the year as crude oil demand from refineries on the US Gulf Coast slowed due to shutdowns related to the hurricane season. Increasing US oil exports helped to limit further widening of the price differential.

Reflecting the economic conditions described above, global oil demand grew by 1.5 million barrels per day (b/d), or 1.6%, to 97.8 million b/d, according to the International Energy Agency’s (IEA) Oil Market Report published in January 2018 (Oil Market Report). This growth was driven by emerging economies, where demand grew by 1.2 million b/d. In advanced economies demand grew by 0.3 million b/d. Oil demand growth in 2017 was 0.2 million b/d higher than in 2016, when it rose by 1.3 million b/d.

Oil supply in 2017 is estimated in the Oil Market Report at 97.3 million b/d, an increase of 0.4 million b/d compared with 2016. Because growth in oil demand outpaced growth in supply, global crude oil and oil products inventory levels decreased during the year but remained well above the average of the last five years. Average commercial and government-controlled inventory levels for OECD countries in November 2017 were estimated at 2,910 million barrels in the Oil Market Report, some 125 million barrels less than in November 2016, but still about 200 million barrels above the year average levels seen in 2014, before the Brent price started to fall. This partial oil market rebalancing supported oil prices, particularly in the second half of the year.

On the non-OPEC supply side, the US Energy Information Administration reported a continuation of supply growth that began in the third quarter of 2016. US production averaged 9.3 million b/d in 2017, 0.5 million b/d higher than in 2016. Higher oil prices in 2017 reflected an attractive environment for US production to grow and for drilling activity to increase, as indicated by a higher onshore oil rig count for the year. Production from other non-OPEC countries increased by 0.4 million b/d and averaged 55.7 million b/d.

In order to support oil prices, OPEC members agreed in November 2016 to reduce their overall production by 1.2 million b/d, compared with October 2016, during the first half of 2017. In May 2017, they extended their agreement to early 2018. In November 2017, they extended it to the end of 2018. OPEC production averaged 32.3 million b/d in 2017, about 0.5 million b/d less than in 2016. Other, non-OPEC, resource holders, most notably Russia, continued to partner with OPEC in the attempt to limit oversupply – reducing their output by a total of 0.6 million b/d.

Looking ahead, higher global economic activity as indicated by the IMF’s global economic outlook and moderate oil price levels at the beginning of 2018 could create around 1.3 million b/d of additional demand growth in 2018, according to the IEA. If OPEC members and co-operating non-OPEC resource holders continue to limit production to 2017 levels, demand growth would have to be balanced by production growth from non-OPEC countries, mostly from the USA, and withdrawals from storage. A continuation of market rebalancing, as indicated by storage withdrawals, would support prices. Postponements and cancellations of new supply projects over the last few years could lead to further market tightening in the next few years. In such a scenario, we believe that the average Brent crude oil price may be 10% to 50% higher in 2021 than the 2017 average.

On the other hand, we believe that the price environment could weaken if OPEC and the non-OPEC resource holders abandon their production cuts, the global economy accelerates less quickly, or if other non-OPEC producers, such as US shale producers, effectively manage costs and deliver cheaper oil to the market.

NATURAL GAS

Global gas demand grew by about 2.4% in 2017, which is higher than the average annual growth of 2.3% in the past decade. A combination of weather conditions and increased global economic growth led to an increase in demand growth in most regions.

The global liquefied natural gas (LNG) market grew by 29 million tonnes (11.2%) year on year. Supply growth was primarily driven by the start-up of new projects in Australia and the USA. The majority of additional LNG supply was absorbed by North Asia and Southern Europe, offsetting a decline in imports by the Middle East and North Africa. LNG demand growth was supported by policy developments (China, South Korea and Taiwan), warmer weather (Southern Europe) and delays in nuclear power station restarts (Japan).

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	17

Unlike crude oil pricing, which is global in nature, natural gas prices can vary from region to region.

In the USA, the natural gas price at the Henry Hub averaged $3.0 per million British thermal units (MMBtu) in 2017, 20% higher than in 2016, and traded in a range of $2.4-3.4/MMBtu. One important factor is how much natural gas is available in storage during the winter. At the end of March 2017, prices were supported by a tighter than normal balance between supply and demand, which led to around 0.5 trillion cubic feet less gas being held in storage compared with the year-ago level. Mild weather and higher prices led to lower than normal demand for gas from US power generation. But both LNG exports and pipeline exports to Mexico increased substantially as new liquefaction terminals and cross-border pipelines came online. Higher oil and gas prices compared with 2016, combined with new gas pipeline capacity, helped to increase overall gas production, which met demand but led to around 0.3 trillion cubic feet less gas held in storage in November 2017, compared with the year-ago level.

In Europe, natural gas prices were higher than in 2016. The average price at the UK National Balancing Point (NBP) was 28% higher in 2017. At the main continental European gas trading hubs – in the Netherlands, Belgium and Germany – prices were also stronger, as reflected by stronger Dutch Title Transfer Facility (TTF) prices. The closure of the Rough gas storage facility in the UK created a winter premium and summer discount for NBP prices relative to TTF prices. This reduction in storage space increased winter supply concerns in the UK, while removing an important source of demand in summer, when suppliers have typically restocked the facility in preparation for the following winter. Higher prices reflected the combined effect of reduced domestic production, lower nuclear power generation, increased coal prices, and growth in demand from power generation and other industrial sectors.

We also produce and sell natural gas in regions where supply, demand and regulatory circumstances differ markedly from those in the USA or Europe. Long-term contracted LNG prices in the Asia-Pacific region generally increased in 2017 as they are predominantly indexed to the price of Japan Customs-cleared Crude, which has increased in line with global oil prices. North Asia spot prices (reflected by the Japan Korea Marker) also increased due to relatively strong demand, particularly from China.

Looking ahead, we expect gas markets in North America, Europe and Asia Pacific to be well supplied over the next few years, despite our expectation of LNG demand growth in the Middle East and Asia. Price developments are very uncertain and dependent on many factors.

In the USA, Henry Hub gas prices may increase over the next few years due to increasing demand from LNG exports, pipeline exports to Mexico and the US residential/industrial sectors. On the other hand, increasing availability of low-cost natural gas and oil, combined with technological improvements, could continue to place pressure on natural gas prices. We believe that Henry Hub gas prices could average up to 30% higher by 2021 than in 2017. In Europe, we believe gas prices will be increasingly driven by the volume of LNG imports from the USA. In the Asia Pacific region, gas prices are expected to continue to be strongly influenced by oil prices, but also increasingly by Henry Hub gas prices. We believe that the price at the UK NBP by 2021 could average as much as 30% higher than in 2017. By 2021, we believe that the average price of LNG delivered under contract to the Asia-Pacific market could be up to 30% higher than in 2017.

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

REFINING MARGINS

Refining marker average industry gross margins			$/b
	2017	2016	2015
US West Coast	14.0	12.9	19.4
US Gulf Coast Coking	9.9	9.1	10.6
Rotterdam Complex	4.3	2.5	4.7
Singapore	3.6	2.8	4.7

Industry gross refining margins were higher on average in 2017 than in 2016 in each of the key refining hubs of Europe, Singapore and the USA. Oil products demand growth was stronger globally, with an increase of 1.5 million b/d compared with 2016 according to the Oil Market Report, driven in part by a continued low-price crude oil environment and industrial demand growth. Demand growth and refinery outages, notably in Latin America, reduced overcapacity despite new refinery capacity additions in 2017 in China.

In 2018, we expect demand for products such as gasoline and middle distillates to continue to grow and support margins, driven by a further increase in economic activity as well as demand from freight and passenger transport. However, ample refining capacity and potentially strengthening feedstock prices could narrow margins. Overall, we believe margins could be similar to 2017, but demand and supply-side uncertainty may drive significant volatility.

PETROCHEMICAL MARGINS

Cracker industry margins	$/tonne
	2017	2016	2015
North East/South East Asia naphtha	688	672	463
Western Europe naphtha	727	598	617
US ethane	471	450	498

Asian naphtha cracker margins rose for the third consecutive year, although only slightly in 2017, driven by continued strong demand, periods of reduced cracker capacity availability and higher naphtha cracker utilisation. European naphtha cracker margins increased, supported by tight ethylene markets and high global utilisation. US ethane cracker margins increased slightly but remained lower than margins in Asia and Europe as continued low crude oil prices reduced the margin available in the ethane to polyethylene value chain.

The outlook for petrochemical margins in 2018 depends on supply and demand balances and feedstock costs. Demand for petrochemicals is closely linked to economic growth as well as product prices. Product prices reflect prices of raw materials, which are closely linked to crude oil and natural gas prices. The balance of these factors will drive margins.

The statements in this “Market overview” section, including those related to our price forecasts, are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. See “About this Report” on page 05 and “Risk factors” on pages 12-16.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	18

Summary of results

Key statistics	$ million, except where indicated
	2017	2016	2015
Income for the period	13,435	4,777	2,200
Current cost of supplies adjustment	(964)	(1,085)	1,955
Total segment earnings [A][B], of which:	12,471	3,692	4,155
Integrated Gas	5,078	2,529	3,170
Upstream	1,551	(3,674)	(8,833)
Downstream	8,258	6,588	10,243
Corporate	(2,416)	(1,751)	(425)
Capital investment [B]	24,006	79,877	28,861
Divestments [B]	17,340	4,984	5,540
Operating expenses [B]	38,083	41,549	41,144
Return on average capital employed [B]	5.8%	3.0%	1.9%
Gearing at December 31 [C]	24.8%	28.0%	14.0%
Oil and gas production (thousand boe/d)	3,664	3,668	2,954
Proved oil and gas reserves at December 31 (million boe)	12,233	13,248	11,747

[A] Segment earnings are presented on a current cost of supplies basis. See Note 4 to the “Consolidated Financial Statements” on pages 149-150.
[B] See “Non-GAAP measures reconciliations” on pages 225-226.
[C] See Note 14 to the “Consolidated Financial Statements” on page 158.

EARNINGS 2017-2016

Income for the period was $13,435 million in 2017, compared with $4,777 million in 2016. After current cost of supplies adjustment, total segment earnings were $12,471 million in 2017, compared with $3,692 million in 2016.

Earnings on a current cost of supplies basis (CCS earnings) exclude the effect of changes in the oil price on inventory carrying amounts, after making allowance for the tax effect. The purchase price of volumes sold in the period is based on the current cost of supplies during the same period, rather than on the historic cost calculated on a first-in, first-out (FIFO) basis. Therefore, when oil prices are decreasing, CCS earnings are likely to be higher than earnings calculated on a FIFO basis and, when prices are increasing, CCS earnings are likely to be lower than earnings calculated on a FIFO basis.

Integrated Gas earnings in 2017 were $5,078 million, compared with $2,529 million in 2016. The increase was mainly driven by higher realised oil, gas, and liquefied natural gas (LNG) prices, as well as the impact of the strengthening Australian dollar on a deferred tax position, and lower impairment charges. These effects were partly offset by the impacts in 2017 of a charge for fair value accounting of commodity derivatives, a charge as a result of US tax reform legislation, and by lower liquids production partially offset by higher LNG liquefaction volumes. See “Integrated Gas” on pages 24-25.

Upstream earnings in 2017 were $1,551 million, compared with a loss of $3,674 million in 2016. The improvement was mainly driven by higher realised oil and gas prices. Higher gains on divestments and lower depreciation charges were partly offset by higher impairment charges. Overall, there were higher taxation charges. Beneficial movements in deferred tax positions were more than offset by a charge in 2017 as a result of US tax reform legislation and the absence of a gain related to the impact of a strengthening Brazilian real on a deferred tax position in 2016. See “Upstream” on pages 31-32.

Downstream earnings in 2017 were $8,258 million, compared with $6,588 million in 2016. The increase was mainly driven by improved refining and chemicals industry conditions, the impact of fair value accounting of commodity derivatives, and lower taxation, redundancy and impairment charges. This was partly offset by lower gains on divestments and higher depreciation charges. See “Downstream” on pages 46-47.

Corporate earnings in 2017 were a loss of $2,416 million, compared with a loss of $1,751 million in 2016. The higher loss was mainly driven by higher interest expense and net foreign exchange losses, partly offset by lower operating expenses. There was also a charge in 2017 as a result of US tax reform legislation. See “Corporate” on page 53.

EARNINGS 2016-2015

Income for the period was $4,777 million in 2016, compared with $2,200 million in 2015. After current cost of supplies adjustment, total segment earnings were $3,692 million in 2016, compared with $4,155 million in 2015. BG Group plc (BG) was consolidated within Shell’s results with effect from February 2016 following its acquisition.

Integrated Gas earnings in 2016 were $2,529 million, compared with $3,170 million in 2015. The decrease was mainly driven by higher operating expenses and depreciation, lower oil and LNG prices, and higher taxation. These impacts were partly offset by higher production and LNG liquefaction volumes, lower impairment charges and well write-offs.

Upstream earnings in 2016 were a loss of $3,674 million, compared with a loss of $8,833 million in 2015. The lower loss in 2016 was partly explained by the significant charges in 2015 associated with the decision to cease Alaska drilling activities and the Carmon Creek project in Canada and other impairments. In addition, earnings in 2016 benefited from higher production volumes and lower operating expenses, partly offset by lower oil and gas prices, higher depreciation, and lower gains on divestments.

Downstream earnings in 2016 were $6,588 million, compared with $10,243 million in 2015. The decrease was mainly due to lower realised refining and trading margins and a higher effective tax rate. There was a partial offset from stronger marketing margins, in turn partly offset by the impact of divestments and unfavourable exchange rate effects and fair value accounting of commodity derivatives.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	19

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

production available for sale

Oil and gas production available for sale in 2017 was 1,338 million barrels of oil equivalent (boe), or 3,664 thousand boe per day (boe/d), compared with 1,342 million boe, or 3,668 thousand boe/d, in 2016. In 2017, production from new fields offset the impact of field declines and divestments.

Oil and gas production available for sale [A]		thousand boe/d
	2017	2016	2015
Crude oil and natural gas liquids	1,730	1,679	1,358
Synthetic crude oil	91	146	137
Bitumen	4	13	14
Natural gas [B]	1,839	1,830	1,445
Total	3,664	3,668	2,954
Of which:
Integrated Gas	887	884	631
Upstream	2,777	2,784	2,323

[A] See “Oil and gas information” on pages 42-43.
[B] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

PROVED RESERVES

The proved oil and gas reserves of Shell subsidiaries and the Shell share of the proved oil and gas reserves of joint ventures and associates are summarised in “Oil and gas information” on pages 38-40 and set out in more detail in “Supplementary information – oil and gas (unaudited)” on pages 179-188.

Before taking production into account, our proved reserves increased by 368 million boe in 2017. This comprised increases of 343 million boe from Shell subsidiaries and 25 million boe from the Shell share of joint ventures and associates. The increase from Shell subsidiaries included 927 million boe from revisions and reclassifications, 706 million boe from extensions and discoveries, and 97 million boe from improved recovery, partly offset by net sales of minerals in place of 1,387 million boe mainly related to synthetic crude oil in Canada.

In 2017, total oil and gas production was 1,383 million boe, of which 1,338 million boe was available for sale and 45 million boe was consumed in operations. Production available for sale from subsidiaries was 1,168 million boe and 38 million boe was consumed in operations. The Shell share of the production available for sale of joint ventures and associates was 170 million boe and 7 million boe was consumed in operations.

Accordingly, after taking production into account, our proved reserves decreased by 1,015 million boe in 2017, to 12,233 million boe at December 31, 2017, with a decrease of 863 million boe from subsidiaries and a decrease of 152 million boe from the Shell share of joint ventures and associates.

CAPITAL INVESTMENT AND OTHER INFORMATION

Capital investment was $24.0 billion in 2017, compared with $79.9 billion in 2016, which included $52.9 billion related to the BG acquisition.

Divestments were $17.3 billion in 2017, compared with $5.0 billion in 2016.

Operating expenses decreased by $3 billion in 2017, to $38 billion. In 2016, operating expenses included redundancy and restructuring charges of $2 billion.

Our return on average capital employed (ROACE) increased to 5.8%, compared with 3.0% in 2016, mainly driven by a higher income in 2017.

Gearing was 24.8% at the end of 2017, compared with 28.0% at the end of 2016, driven by debt repayments in 2017.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

See Note 2 to the “Consolidated Financial Statements” on pages 142-148.

LEGAL PROCEEDINGS

See Note 25 to the “Consolidated Financial Statements” on pages 175-176.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	20

SELECTED FINANCIAL DATA

The selected financial data set out below are derived, in part, from the “Consolidated Financial Statements”. This data should be read in conjunction with the “Consolidated Financial Statements” and related Notes, as well as with this Strategic Report.

Consolidated Statement of Income and of Comprehensive Income data	$ million
	2017	2016	2015	2014	2013
Revenue	305,179	233,591	264,960	421,105	451,235
Income for the period	13,435	4,777	2,200	14,730	16,526
Income/(loss) attributable to non-controlling interest	458	202	261	(144)	155
Income attributable to Royal Dutch Shell plc shareholders	12,977	4,575	1,939	14,874	16,371
Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	18,828	(1,374)	(811)	2,692	18,243

Consolidated Balance Sheet data	$ million
	2017	2016	2015	2014	2013
Total assets	407,097	411,275	340,157	353,116	357,512
Total debt	85,665	92,476	58,379	45,540	44,562
Share capital	696	683	546	540	542
Equity attributable to Royal Dutch Shell plc shareholders	194,356	186,646	162,876	171,966	180,047
Non-controlling interest	3,456	1,865	1,245	820	1,101

Earnings per share	$
	2017	2016	2015	2014	2013
Basic earnings per €0.07 ordinary share	1.58	0.58	0.31	2.36	2.60
Diluted earnings per €0.07 ordinary share	1.56	0.58	0.30	2.36	2.60

Shares	Million
	2017	2016	2015	2014	2013
Basic weighted average number of A and B shares	8,223.4	7,833.7	6,320.3	6,311.5	6,291.1
Diluted weighted average number of A and B shares	8,299.0	7,891.7	6,393.8	6,311.6	6,293.4

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	21

Performance indicators

These indicators enable management to evaluate Shell’s performance against its strategy and operating plans. Those which are used in the determination of Executive Directors’ remuneration are asterisked below and on the following page. See “Directors’ Remuneration Report” on pages 94-117.

FINANCIAL PERFORMANCE INDICATORS

Total shareholder return	*
2017 30.0%	2016 32.5%

Total shareholder return (TSR) is the difference between the share price at the beginning of the year and the share price at the end of the year (each averaged over 90 days), plus gross dividends delivered during the calendar year (reinvested quarterly), expressed as a percentage of the share price at the beginning of the year (averaged over 90 days). The 2016 return has been restated to reflect the change in average days (from 30 to 90 days) used in this indicator. The data used are a weighted average in dollars for A and B shares. The TSRs of major publicly-traded oil and gas companies can be compared directly, providing a way to determine how we are performing in relation to our industry peers.

Cash flow from operating activities ($ million)	*
2017 35,650	2016 20,615

Cash flow from operating activities is the total of all cash receipts and payments associated with our sales of oil, gas, chemicals and other products. The components that provide a reconciliation from income for the period are listed in the “Consolidated Statement of Cash Flows”. This indicator reflects our ability to generate cash to service and reduce our debt and for distributions to shareholders and investments. See “Liquidity and capital resources” on page 55.

Free cash flow ($ million)	*
2017 27,621	2016 (10,348)

Free cash flow is the sum of “Cash flow from operating activities” and “Cash flow from investing activities”, which are listed in the “Consolidated Statement of Cash Flows”. This indicator has been added because of the need to optimise the portfolio following the acquisition of BG. It recognises the importance of generating cash for financing activities, including distributions to shareholders. See “Non-GAAP measures reconciliations” on page 226.

Return on average capital employed	*
2017 5.8%	2016 3.0%

Return on average capital employed (ROACE) is defined as annual income, adjusted for after-tax interest expense, as a percentage of average capital employed during the year. Capital employed is the sum of total equity and total debt. ROACE measures the efficiency of our utilisation of the capital that we employ and is a common measure of business performance. See “Summary of results” on page 20 and “Non-GAAP measures reconciliations” on page 226.

Earnings on a current cost of supplies basis ($ million)
2017 12,471	2016 3,692
Earnings per share on a current cost of supplies basis ($)
2017 1.46	2016 0.45

Earnings on a current cost of supplies basis (CCS earnings) is the income for the period, adjusted for the after-tax effect of oil-price changes on inventory. Segment earnings presented on a current cost of supplies basis is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. See “Summary of results” on page 19 and “Non-GAAP measures reconciliations” on page 225.

CCS earnings per share, which is on a diluted basis above, is calculated by dividing CCS earnings attributable to shareholders (see “Non-GAAP measures reconciliations” on page 225) by the average number of shares outstanding over the year, increased by the average number of dilutive shares related to share-based compensation plans.

Capital investment ($ million)
2017 24,006	2016 79,877

Capital investment is defined as capital expenditure and investments in joint ventures and associates, as reported in the “Consolidated Statement of Cash Flows”, plus exploration expense, excluding exploration wells written off, new finance leases and investments in securities, adjusted to an accruals basis. Capital investment is a measure used to make decisions about allocating resources and assessing performance. In 2016, capital investment also included the respective amount for the acquisition of BG. See “Liquidity and capital resources” on page 55 and “Non-GAAP measures reconciliations” on page 225.

Gearing
2017 24.8%	2016 28.0%

Gearing is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity) at December 31. It is a measure of the degree to which our operations are financed by debt. See “Liquidity and capital resources” on page 54.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	22

OTHER PERFORMANCE INDICATORS

A number of changes have been made in 2017, including adding new indicators for greenhouse gas (GHG) emissions and incorporating Tier 2 process safety events, in order to provide more focus on Shell’s performance in these areas.

Production available for sale (thousand boe/d)	*
2017 3,664	2016 3,668

Production is the sum of all average daily volumes of unrefined oil and natural gas produced for sale by Shell subsidiaries and Shell’s share of those produced for sale by joint ventures and associates. The unrefined oil comprises crude oil, natural gas liquids, synthetic crude oil and bitumen. The gas volume is converted into equivalent barrels of oil to make the summation possible. Changes in production have a significant impact on our cash flow. See “Summary of results” on page 20.

LNG liquefaction volumes (million tonnes)	*
2017 33.2	2016 30.9

Liquefied natural gas (LNG) liquefaction volumes is a measure of the operational performance of our Integrated Gas business and LNG market demand. See “Integrated Gas” on page 24.

Refinery and chemical plant availability	*
2017 90.7%	2016 90.3%

Refinery and chemical plant availability is the weighted average of the actual uptime of plants as a percentage of their maximum possible uptime. The weighting is based on the capital employed, adjusted for cash and non-current liabilities. This indicator is a measure of the operational excellence of our Downstream manufacturing facilities. See “Downstream” on page 46.

Project delivery on schedule	*
2017 86%	2016 88%
Project delivery on budget	*
2017 93%	2016 92%

Project delivery reflects our capability to complete major projects on time and within budget on the basis of targets set in our annual Business Plan. Project delivery on schedule measures the percentage of projects delivered on schedule. Project delivery on budget reflects the aggregate cost against the aggregate budget for those projects. From 2017, each measure is shown separately. In 2016, the indicators covered at least 20 Shell-operated capital projects in the execution phase (post final investment decision). In 2017, we also included non-Shell-operated projects, expanding coverage to at least 35 projects.

Total recordable case frequency (injuries per million working hours)	*
2017 0.8	2016 1.0

Total recordable case frequency (TRCF) is the number of employees and contract staff injuries requiring medical treatment or time off for every million hours worked. It is a standard measure of occupational safety. See “Environment and society” on page 59.

Number of operational Tier 1 and 2 process safety events	*
2017 166	2016 146

A Tier 1 process safety event is an unplanned or uncontrolled release of any material, including non-toxic and non-flammable materials, from a process with the greatest actual consequence resulting in harm to employees and contract staff, or a neighbouring community, damage to equipment, or exceeding a threshold quantity as defined by the API Recommended Practice 754 and IOGP Standard 456. A Tier 2 process safety event is a release of lesser consequence. See “Environment and society” on page 59.

Refining greenhouse gas intensity (tonnes of CO2 equivalent/UEDCTM)	*
2017 1.14	2016 1.18

Refining greenhouse gas (GHG) intensity is a measure of GHG emissions (direct and indirect GHG emissions associated with imported energy, excluding emissions from exported energy), expressed in metric tonnes of carbon dioxide (CO2) equivalent, emitted to the atmosphere per unit of Utilized Equivalent Distillation Capacity (UEDCTM). UEDCTM is a proprietary metric of Solomon Associates. It is a complexity-weighted normalisation parameter that reflects the operating cost intensity of a refinery based on size and configuration of its particular mix of process and non-process facilities. See “Climate change and energy transition” on page 66.

Chemicals greenhouse gas intensity (tonnes of CO2 equivalent/tonne petrochemicals produced)	*
2017 0.46	2016 0.44

Chemicals greenhouse gas intensity is a measure of GHG emissions (direct and indirect GHG emissions associated with imported energy, excluding emissions from exported energy), expressed in metric tonnes of CO2 equivalent, emitted to the atmosphere per metric tonne of petrochemicals production. See “Climate change and energy transition” on page 66.

Proved oil and gas reserves (million boe)
2017 12,233	2016 13,248

Proved oil and gas reserves are the total estimated quantities of oil and gas from Shell subsidiaries and Shell’s share from joint ventures and associates that geoscience and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs, at December 31, under existing economic conditions, operating methods and government regulations. Gas volumes are converted into barrels of oil equivalent (boe) using a factor of 5,800 standard cubic feet per barrel. Reserves are crucial to an oil and gas company, since they constitute the source of future production. Reserves estimates are subject to change due to a wide variety of factors, some of which are unpredictable. See “Risk factors” on pages 12-13, “Summary of results” on page 20, “Oil and gas information” on pages 38-41 and “Supplementary information – oil and gas (unaudited)” on pages 179-188.

Number of operational spills of more than 100 kilograms
2017 99	2016 72

The operational spills indicator is the number of incidents in respect of activities where we are the operator in which 100 kilograms or more of oil or oil products were spilled as a result of those activities and reached the environment. The 2016 number has been revised. See “Environment and society” on page 59.

Direct greenhouse gas emissions (million tonnes of CO2 equivalent)
2017 73	2016 70

Direct GHG emissions from facilities operated by Shell, expressed in CO2 equivalent. See “Climate change and energy transition” on page 66.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	23

Integrated Gas

Key statistics	$ million, except where indicated
	2017	2016	2015
Segment earnings	5,078	2,529	3,170
Including:
Revenue (including inter-segment sales)	36,652	29,190	25,989
Share of profit of joint ventures and associates	1,714	1,116	1,471
Interest and other income	687	765	537
Operating expenses [A]	5,471	6,479	4,088
Exploration	141	494	1,290
Depreciation, depletion and amortisation	4,965	4,509	2,597
Taxation charge	790	1,254	937
Capital investment [A]	3,827	26,214	5,178
Divestments [A]	3,077	352	269
Oil and gas production available for sale (thousand boe/d)	887	884	631
LNG liquefaction volumes (million tonnes)	33.2	30.9	22.6

[A] See “Non-GAAP measures reconciliations” on pages 225-226.

Overview

Our Integrated Gas and New Energies business manages liquefied natural gas (LNG) activities and the conversion of natural gas into gas-to-liquids (GTL) fuels and other products, as well as our New Energies portfolio. It includes natural gas exploration and extraction, when contractually linked to the production and transportation of LNG, and the operation of the upstream and midstream infrastructure necessary to deliver gas to market. It markets and trades natural gas, LNG, crude oil, electricity and carbon-emission rights and also markets and sells LNG as a fuel for heavy-duty vehicles and marine vessels.

Business conditions

Global oil demand grew by 1.6% in 2017, according to the International Energy Agency’s Oil Market Report published in January 2018, with the Brent crude oil price averaging $54 per barrel (/b), up $10/b from 2016.

Global gas demand grew by about 2.4% in 2017. A combination of weather conditions and increased global economic growth led to an increase in demand in most regions.

The global LNG market grew by 29 million tonnes (11.2%) year on year. Supply growth was primarily driven by the start-up of new projects in Australia and the USA. The majority of additional LNG supply was absorbed by North Asia and Southern Europe, offsetting a decline in imports by the Middle East and North Africa. LNG demand growth was supported by policy developments (China, South Korea and Taiwan), warmer weather in the summer months (Southern Europe) and delays in nuclear power station restarts (Japan).

Unlike crude oil pricing, which is global in nature, natural gas prices can vary from region to region.

In the USA, the natural gas price at the Henry Hub averaged $3.0 per million British thermal units (MMBtu) in 2017, 20% higher than in 2016, and traded in a range of $2.4-3.4/MMBtu.

In Europe, natural gas prices were higher than in 2016. The average price at the UK National Balancing Point (NBP) was $5.8/MMBtu, compared with $4.3/MMBtu in 2016. At the main continental European gas trading hubs –

in the Netherlands, Belgium and Germany – prices were also stronger, as reflected by stronger Dutch Title Transfer Facility prices.

Long-term contracted LNG prices in the Asia-Pacific region generally increased in 2017 as they are predominantly indexed to the price of Japan Customs-cleared Crude, which has increased in line with global oil prices. North Asia spot prices (reflected by the Japan Korea Marker) also increased due to relatively strong demand, particularly from China.

See “Market overview” on pages 17-18.

PRODUCTION AVAILABLE FOR SALE

In 2017, production was 324 million barrels of oil equivalent (boe), or 887 thousand boe per day (boe/d), compared with 323 million boe, or 884 thousand boe/d in 2016. Liquids production decreased by 9%, mainly due to a shutdown at our Pearl GTL plant in Qatar. Natural gas production increased by 4% compared with 2016, mainly due to the start-up of Gorgon train 3 in Australia, partly offset by lower gas production at Pearl.

LNG LIQUEFACTION VOLUMES

LNG liquefaction volumes of 33.2 million tonnes in 2017 were 7% higher than in 2016, mainly reflecting the additional month’s contribution of assets acquired with BG and our strong operational performance. There were also incremental volumes from the start-up of Gorgon train 3. These impacts were partly offset by a higher level of unplanned maintenance activity and lower feedgas availability at Queensland Curtis LNG (QCLNG) in Australia and Atlantic LNG in Trinidad and Tobago.

LNG sales volumes of 66.0 million tonnes in 2017 were 16% higher than in 2016, mainly reflecting higher purchased volumes from third parties and higher offtake from Gorgon, Nigeria LNG and Brunei LNG.

Earnings 2017-2016

Segment earnings in 2017 were $5,078 million, which included a net charge of $190 million. The net charge mainly reflected a charge of $445 million on fair value accounting of commodity derivatives and a charge of $412 million as a result of US tax reform legislation, partly offset by a gain of $636 million from the strengthening Australian dollar on a deferred tax position.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	24

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

Excluding the net charges described above, segment earnings were $5,268 million in 2017 compared with $3,700 million in 2016. Earnings were positively impacted by higher realised oil, gas and LNG prices (around $1,620 million), lower operating expenses (around $110 million), lower exploration charges (around $170 million), and lower well write-offs (around $100 million). Earnings were negatively impacted by a total of around $230 million from lower liquids production, mainly as a result of the shutdown at Pearl, partially offset by higher LNG liquefaction volumes across the portfolio. Other items, which included lower contributions from trading and higher taxation, had a net negative impact of around $200 million.

As a result of the change in the fiscal functional currency of a number of Shell entities in Australia to the US dollar, the impact of exchange rate movements of the Australian dollar on deferred tax balances will be significantly reduced in 2018.

Earnings 2016-2015

BG was consolidated within Shell’s results with effect from February 2016, following its acquisition.

Segment earnings in 2016 were $2,529 million, which included a net charge of $1,171 million as described above. Segment earnings in 2015 were $3,170 million, which included a net charge of $1,887 million, including impairments of $1,109 million and the impact of the weakening of the Australian dollar on deferred tax positions of $560 million.

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

capital investment AND DIVESTMENTS

Capital investment in 2017 was $3.8 billion, compared with $26.2 billion in 2016, of which $21.8 billion related to the acquisition of BG.

Divestments in 2017 were $3.1 billion, compared with $0.4 billion in 2016, mainly due to the divestment of our interest in Woodside.

Portfolio and business development

Key portfolio events in 2017 included the following:

■

In April, we signed an agreement with Nord Stream 2 AG to provide a long-term funding facility of €285 million and funds of up to €665 million to cover a combination of short- and long-term funding and guarantees for a pipeline project to run from Russia to Germany.

■ In May, we acquired Centrica’s interest in the North Coast Marine Area (NCMA) block offshore Trinidad and Tobago, increasing our interest from 45.88% to 63.19%. In August, we acquired Chevron’s interests in Trinidad and Tobago, which included increasing our interest in the Shell-operated East Coast Marine Area (ECMA) block from 50% to 100%.

■	In July, Shell Energy Australia began selling gas in the Australian domestic market.
■

In September, we acquired MP2 Energy LLC (MP2), which provides market-based solutions to commercial and industrial customers for managing energy supply, load, and generation throughout the eastern USA.

■	In October, we acquired NewMotion, one of Europe’s largest electric vehicle (EV) charging providers.
■	In December, we signed an agreement to buy First Utility, a leading independent UK household energy and broadband provider. The transaction was completed in February 2018.
■

In December, we signed a gas sales agreement between Arrow Energy Holdings Pty Limited (Arrow) and QCLNG, both joint ventures in Australia in which we participate. Under the agreement, uncontracted gas from Arrow’s Surat Basin fields would flow to the QCLNG venture, which would then both sell gas to local customers and export it through its gas plant on Curtis Island.

In January 2018, we announced an agreement to acquire a 43.83% interest in Silicon Ranch Corporation, a leading US developer, owner, and operator of solar assets. The transaction was completed in March 2018.

The following major operational milestones were reached in 2017:

■	In March, Gorgon train 3 started up.
■

In June, our Prelude floating liquefied natural gas (FLNG) facility left the Samsung Heavy Industries shipyard in South Korea, marking a significant milestone for the project. Prelude FLNG arrived in Australian waters in July.

The Pearl GTL plant (Shell interest 100%) operated at a reduced rate of production from December 2016, due to unforeseen maintenance required on the gasifier units, until a controlled shutdown in February 2017. The plant resumed full production in July after repairs to the gasifier units were completed.

We continued to divest selected assets during 2017, including:

■	In Australia, we sold our 13.3% interest in Woodside.
■	In New Zealand, we sold our 50% interest in the Kapuni gas field.
■

In Brazil, we executed an existing put option agreement to sell our 16.8% interest in Companhia de Gas de São Paulo (Comgás) to Cosan S.A. Indústria e Comércio (Cosan). We exchanged our common shares in Comgás for Cosan shares plus cash.

In September, Shell and KUFPEC agreed to cancel the January sale and purchase agreement for the sale of our 22.2% interest in the Bongkot field and adjoining acreage offshore Thailand. Subsequently, in January 2018, we agreed to sell our interest to PTT Exploration & Production Public Company Limited (PTTEP). The transaction is pending regulatory and other approvals, and expected to close in the second quarter of 2018.

In January 2018, Partners Group signed an agreement to join the Borssele III and IV offshore wind farm projects in the Netherlands, diluting our interest in the consortium from 40% to 20%.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	25

Business and property

Our Integrated Gas business is described below by country.

EUROPE

Greece

In January 2017, Attiki Gas Supply Company S.A. was unbundled into separate supply and distribution companies, in line with Greek legislation. As a result, we have a 49% interest in both Attiki Gas Supply Company S.A. and Attiki Natural Gas Distribution Company S.A.

Netherlands

We have access to import and storage capacity at the GATE LNG terminal in the Netherlands (Shell capacity rights 1.4 million tonnes per annum, mtpa), enabling us to supply LNG to marine and road transport customers in northwest Europe. We are also using the terminal to supply LNG to our growing truck-refuelling network in the Netherlands. In August 2017, we took delivery of the Cardissa LNG bunker vessel, a purpose-built vessel which supplies LNG to marine and industrial customers.

Norway

Gasnor AS (Shell interest 100%) provides LNG fuel for ships and industrial customers and has a natural gas pipeline network.

UK

We have a 50% interest in the Dragon LNG regasification terminal, with long-term arrangements in place governing the use of capacity rights.

ASIA (INCLUDING THE MIDDLE EAST AND RUSSIA)

Brunei

We have a 25% interest in Brunei LNG Sendirian Berhad, which sells most of its LNG on long-term contracts to customers in Asia.

China

We jointly develop and produce from the onshore Changbei tight-gas field under a production-sharing contract (PSC) with China National Petroleum Corporation (CNPC). In 2016, we completed the Changbei I development programme under the PSC and subsequently handed over the production operatorship to CNPC. In December 2017, we took the final investment decision on the Changbei II Phase 1 project, and project execution began that month. Shell remains the operator of Changbei II.

In 2016, we handed back the Zitong and Fushun blocks in Sichuan to CNPC, and expect to complete the handover of the Jinqiu block to CNPC in 2018.

India

We have a 30% interest in the producing oil and gas field Panna/Mukta. We also have a 30% interest in the Mid Tapti and South Tapti fields, which ceased production in the first quarter of 2016.

We have a 32.5% interest in MGL, a natural gas distribution company in Mumbai.

We have a 74% interest in the Hazira regasification terminal in the state of Gujarat on the west coast.

Indonesia

We have a 35% interest in the INPEX Masela Ltd joint venture which owns and operates the offshore Masela block. In April 2016, the joint venture received a notification from the Indonesian government authorities instructing it to re-propose a plan for the Abadi gas field based on an onshore LNG project. The partners are committed to working together with the Indonesian government to move the project forward.

Iran

Shell transactions with Iran are disclosed separately. See “Section 13(r) of the US Securities Exchange Act of 1934 Disclosure” on page 224.

Malaysia

We have a 15% interest in Malaysia LNG Tiga located in Bintulu. We also operate a GTL plant, Shell MDS (Shell interest 72%), adjacent to the Malaysia LNG facilities. Using Shell technology, the plant converts gas into high-quality middle distillates, drilling fluids, waxes and specialty products.

Oman

We have a 30% interest in Oman LNG LLC, which mainly supplies Asian markets under long-term contracts. We also have an 11% interest in Qalhat LNG, which is part of the Oman LNG complex.

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

Due to unforeseen maintenance required on the gasifier units, Pearl GTL operated at a reduced rate of production from December 2016 until a controlled shutdown in February 2017. The plant resumed full production in July 2017 after the gasifier unit repairs were completed. In 2017, Pearl GTL produced around 3.5 million tonnes of GTL products.

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

We have a 50% interest in the Salym fields in western Siberia, Khanty Mansiysk Autonomous District, where production was approximately 120 thousand boe/d in 2017.

We have a 50% interest in Khanty-Mansiysk Petroleum Alliance.

We have a 100% interest in the North Vorkutinsky 1, North Vorkutinsky 2 and Syriaga exploration and production licences in Komi Republic (Timan Pechora).

As a result of European Union and US sanctions prohibiting certain defined oil and gas activities in Russia, we suspended our support to Salym and Khanty-Mansiysk Petroleum Alliance in relation to shale oil activities in 2014. Salym and Khanty-Mansiysk Petroleum Alliance also suspended any shale oil related activities in 2014.

Singapore

We have a 50% interest in a joint venture with KS Investments (the investment arm of Keppel Group) that holds a licence to supply LNG fuel for vessels in the Port of Singapore. We currently have the first aggregator licence to import LNG into Singapore. The exclusivity period has ended with the issuance of the second import licence in October 2017 to both Shell Eastern Trading (Pte) Ltd (Shell interest 100%) and Pavilion Gas Pte Ltd.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	26

Thailand

We have a 22.2% interest in the Bongkot and G12/48 fields in the Gulf of Thailand and a 66.7% interest in exploration Blocks 7 and 8 where activity is currently suspended due to overlapping claims by Thailand and Cambodia. We have an agreement over Block 9a under which we receive royalties. Production from the Bongkot field supplies around 20% of the country’s gas demand.

In September, Shell and KUFPEC agreed to cancel the January sale and purchase agreement for the sale of our 22.2% interest in the Bongkot field and adjoining acreage offshore Thailand. Subsequently, in January 2018, we agreed to sell our interest to PTTEP. The transaction is pending regulatory and other approvals, and is expected to close in the second quarter of 2018.

OCEANIA

Australia

We have interests in offshore production and exploration licences in the North West Shelf (NWS) and Greater Gorgon areas of the Carnarvon Basin, as well as in the Browse Basin and Timor Sea. Woodside (of which Shell’s 13.3% interest was sold in 2017) is the operator on behalf of the NWS joint venture, which produced more than 450 thousand boe/d of gas and condensates in 2017.

We have a 25% interest in the Gorgon LNG project, which involves the development of some of the largest gas discoveries to date in Australia, beginning with the offshore Gorgon and Jansz-lo fields. Gorgon LNG began production in March 2016. The third and final train began operation in March 2017.

We are the operator of a permit in the Browse Basin in which two separate gas fields were found: Prelude and Concerto (Shell interest 67.5% in each). Our development concept for these fields is based on our FLNG technology. The Prelude FLNG project is expected to produce about 110 thousand boe/d of gas and NGL, 3.6 mtpa of LNG, 1.3 mtpa of condensate and 0.4 mtpa of liquefied petroleum gas. Major milestones during 2017 were the sail away of the facility from the construction yard in South Korea and the start of hook-up and commissioning activities on site. Our other interests in the basin include a joint arrangement, with Shell as the operator, for the undeveloped Crux gas and condensate field (Shell interest 82%).

We are also a partner in the Browse joint arrangement (Shell interest 27%) covering the Brecknock, Calliance and Torosa gas fields, and the undeveloped Sunrise gas field in the Timor Sea (Shell interest 26.6%), both of which are operated by Woodside. We are a partner in both Shell-operated and other exploration joint arrangements in multiple basins, including Bonaparte, Browse, Exmouth Plateau, Greater Gorgon and Outer Canning.

We have a 50% interest in Arrow, a Queensland-based joint venture with CNPC. Arrow owns coal-bed methane assets and a domestic power business.

We have a 50% interest in train one and a 97.5% interest in train two of the Shell-operated QCLNG venture. The two-train liquefaction plant has an installed capacity of 8.5 mtpa. Our production of onshore natural gas from the Surat Basin supplies both this plant and the domestic market.

In December 2017, we signed a gas sales agreement between Arrow and QCLNG, under which uncontracted gas from Arrow’s Surat Basin fields would flow to the QCLNG venture, that would then both sell gas to local customers and export it through its gas plant on Curtis Island.

New Zealand

Our interests include the Maui (83.75%) and Pohokura (48%) natural gas fields. We are an operator with an approximate 61% interest in an exploration licence in the Great South Basin.

The business is under strategic review. During 2017, we sold our 50% interest in the Kapuni gas field. We are currently in discussions to sell our remaining interests.

AFRICA

Egypt

We have interests of 35.5% and 38%, respectively, in trains one and two of the Egyptian LNG (ELNG) plant. In January 2014, force majeure notices were issued under the LNG agreements as a result of domestic gas diversions severely restricting volumes available to ELNG. These notices remain in place. See “Oil and gas information” on page 39.

Mozambique

In 2014, we signed a memorandum of understanding (MOU) with Mozambique national oil and gas company Empresa Nacional de Hidrocarbonetos to formalise a partnership to conduct a full feasibility study for a potential GTL project. Following the outcome of the Mozambique domestic gas allocation public tender process in January 2017, where we were announced as one of three winners, we signed a MOU with the government for the project development work programme.

Nigeria

We have a 25.6% interest in Nigeria LNG Ltd, which operates six LNG trains.

Tanzania

We have a 60% interest in, and are the operator of, Blocks 1 and 4 offshore southern Tanzania. The blocks cover approximately 4,000 square kilometres of the Mafia Deep Offshore Basin and the northern part of the Rovuma Basin. In 2016, we completed drilling on all remaining wells. We continue to develop a potential LNG project with partners in Block 2 in line with the Block 1 and 4 appraisal programme agreed with the Tanzanian government. This includes discussion between the government and the partners in Blocks 1, 2 and 4 to agree the investment framework for the potential project. To enable the agreed appraisal programme to be carried out and progress the development of the project, the Block 1 licence was extended and we are engaging with the government to extend the Block 4 licence. The government has confirmed that the Block 4 licence, due to initially expire on October 31, 2017, remains in full force pending the grant of the licence extension.

Rest of Africa

We have a 17.9% share in the West African Gas Pipeline Company.

NORTH AMERICA

Canada

In 2014, we entered into a joint venture (Shell interest 50%) to evaluate an investment in an LNG export facility in Kitimat on the west coast of Canada. Together with our partners, our evaluation continues to progress.

USA

We have offtake rights to 100% of the capacity (2.5 mtpa) of the Kinder Morgan-owned Elba Island liquefaction plant, which is under construction. Elba Island also has a regasification terminal in which we have contracted capacity of 11.6 mtpa.

We have 13.1 mtpa of contracted capacity in the Lake Charles regasification terminal in Louisiana. We are also evaluating a project to convert the existing regasification facility owned by Energy Transfer into a liquefaction plant in which we would have capacity rights.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	27

SOUTH AMERICA

Bolivia

We have a 100% interest in the La Vertiente, Los Suris and Tarija XX East blocks and the La Vertiente gas processing plant. We have a 37.5% interest in the Caipipendi block where we mainly produce from the Margarita field and we are also drilling an exploration well. We also have a 25% interest in the Tarija XX West block where we produce from the Itaú field. We have the rights to explore and further develop the onshore Huacareta block (Shell interest 100%), and plan to drill an exploration well in 2018.

Peru

We have a 20% interest in an LNG liquefaction plant.

Trinidad and Tobago

We are the largest shareholder in all four trains at Atlantic LNG. We also have an interest in three concessions with producing fields – Central Block, ECMA and NCMA blocks. In May 2017, we acquired Centrica’s interest in the NCMA block, increasing our interest from 45.88% to 63.19% and in August, we acquired Chevron’s interests in Trinidad and Tobago, which included increasing our interest in the Shell-operated ECMA block from 50% to 100%. We also have interests ranging from 35% to 100% in exploration activities in blocks 5(c), 5(d), 6(d), and Atlantic Area blocks 3, 5, 6 and 7.

Rest of South America

We have interests in a gas pipeline connecting Uruguay to Argentina.

In December 2017, we sold our interest in Comgás, a natural gas distribution company in Brazil, to Cosan. We exchanged our common shares in Comgás for Cosan shares plus cash.

TRADING AND SUPPLY

Through our Shell Energy organisation, we market a portion of our share of equity production of LNG and trade LNG volumes around the world through our hubs in the UK, Dubai and Singapore. It also markets and trades natural gas, power and carbon-emission rights mainly in North America and Europe, of which a portion includes equity volumes from our upstream operations.

In September 2017, we acquired MP2, which provides market-based solutions to commercial and industrial customers for managing energy supply, load, and generation throughout the eastern USA.

During 2017, we started marketing gas in Australia and Mexico, and power in Brazil.

NEW ENERGIES

In 2016, we formed a New Energies business. We pursue two main areas of opportunities: new fuels for transport, such as advanced biofuels, hydrogen, and charging for battery-electric vehicles; and power, including from low-carbon sources such as wind and solar as well as natural gas. Digital technologies complement our activities in both new fuels and power.

The New Energies portfolio is largely being built through acquiring established companies or through start-up companies. Most of these opportunities are in business sectors that are different from Shell’s existing oil and gas businesses, but have some similarities and/or adjacencies to our Downstream and gas and power trading businesses. New Energies companies are subject to Shell’s control framework. However, some of the more recently acquired, smaller companies are not yet in compliance. We are working to bring them into compliance with Shell’s control framework in a fit-for-purpose manner.

New fuels

Biofuels

We continue to invest in new ways to produce biofuels from sustainable feedstocks such as waste and cellulosic biomass from non-food plants. In 2017, we completed construction of a demonstration plant at the Shell Technology Centre Bangalore, India. This plant will demonstrate a technology called IH2 (a trademark of the Gas Technology Institute) that turns waste into transport fuel. In addition, we continue to look for opportunities to invest in third-party technologies and to collaborate in scaling these up for commercialisation.

Hydrogen electric

Shell is taking part in several initiatives to encourage the adoption of hydrogen-electric energy as a transport fuel. In Germany, the government is supporting the deployment of a national network of hydrogen-electric fuelling stations across the country by 2023. We are working on this project with our joint-venture partners in H2 Mobility Germany – Air Liquide, Daimler, Linde, OMV and Total. At the end of 2017, Shell already had nine hydrogen filling stations at its retail sites in Germany.

In the UK, we are partnering with ITM Power to make hydrogen fuel available at three retail sites in the south east of the country. The first station was inaugurated in February 2017 at our Cobham retail site. In the USA, we also have two hydrogen stations in Los Angeles, California. In 2017, we began working with Honda and Toyota, and with the support of the California state government, to build seven new stations in Northern California. We are assessing the potential for similar projects in Austria, Belgium, France, Luxembourg, the Netherlands, Switzerland and the USA.

Charging for battery-electric vehicles

In 2017, we acquired Netherlands-based NewMotion, a company with one of Europe’s biggest networks of EV charging points. It operates more than 30,000 private electric charge points in the Netherlands, Germany, France and the UK. It also provides 100,000 registered charge-card users access to over 50,000 public charge points in 25 European countries.

In 2017, we also signed an agreement with charging operator IONITY to offer high-powered charging points in 10 European countries, starting with 80 of its biggest highway stations, which will allow EV drivers to travel long distances. IONITY is a joint venture between BMW, Daimler, Ford and Volkswagen, which was formed to create a network of 350-kilowatt chargers next to major highways in Europe.

Power

Our share of capacity from wind power projects in the USA is more than 400 megawatts (MW).

In the Netherlands, we have an interest in the consortium that was awarded the concession by the Dutch government in December 2016 to develop the Borssele III and IV offshore wind farm projects, which are to be located 20 kilometres off the Dutch coast. In January 2018, Partners Group signed an agreement to join the projects, diluting our interest in the consortium from 40% to 20%.

Also in the Netherlands, we have a 50% interest in the Noordzeewind joint venture with Nuon, which has been set up for the development, construction and management of the Egmond aan Zee offshore wind farm. The farm comprises 36 wind turbines, each with a capacity of 3 MW.

We are exploring ways to deploy solar technologies to lower the carbon intensity of our operations.

We are also looking at how best to combine wind and solar power with our existing business and capabilities.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	28

We are developing a solar power plant at our Moerdijk chemicals site in the Netherlands, with construction planned to begin in 2018. The plant is expected to provide an approximate peak capacity of 20 MW of renewable power. The power produced will be used by the Shell Moerdijk site.

In December 2017, we signed an agreement to buy First Utility, a leading independent UK household energy and broadband provider. The transaction was completed in February 2018.

In January 2018, we announced an agreement to acquire a 43.83% interest in Silicon Ranch Corporation, a leading US developer, owner, and operator of solar assets. The transaction was completed in March 2018.

Digital technologies

Digital technologies complement our activities in new fuels and power.

In the Netherlands, we have developed a fill-up-and-go system which allows drivers to pay online for fuel from their vehicles. This secure payment system saves drivers time.

In the USA, the Fitcar™ app transforms a regular car into a “connected car” and provides maintenance alerts and information on the engine, the location of nearby services and tracks users’ driving style, helping drivers save money, stay safe and take care of their vehicle.

We have developed an app, called Farepilot, that helps self-employed drivers to identify high demand areas to swiftly find their next fare and potentially save them fuel. We have invested through Shell Technology Ventures in tiramizoo, a German start-up whose online technology connects retailers with customers. We are collaborating on an online tool that efficiently schedules local deliveries in over 150 towns and cities in Germany and Austria. This approach improves customer service, lowers costs and, if widely adopted, could reduce urban traffic and, in turn, help improve local air quality.

Going forward, we are exploring services we could offer to home energy users. We have already developed a digital programme which helps customers in the UK bring all their energy bills together in one place and finds ways for them to save money.

Our approach to digital ventures involves exploring a range of options, and moving on swiftly if we conclude that a venture is not commercially viable.

INTEGRATED GAS DATA table

LNG liquefaction volumes	Million tonnes
	2017	2016	2015
Australia	11.1	9.5	3.4
Brunei	1.6	1.6	1.6
Egypt	0.2	0.2	—
Malaysia	1.3	1.3	1.8
Nigeria	5.2	4.5	5.0
Norway	0.1	0.1	—
Oman	2.0	2.0	1.9
Peru	0.9	0.9	0.7
Qatar	2.4	2.4	2.4
Russia	3.1	3.0	2.9
Trinidad and Tobago	5.3	5.4	2.9
Total	33.2	30.9	22.6

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	29

LNG and GTL plants at December 31, 2017

LNG liquefaction plants in operation
	Asset	Location	Shell interest (%)		100% capacity (mtpa)[A]
Europe
Norway	Gasnor	Bergen	100.0		0.3
Asia
Brunei	Brunei LNG	Lumut	25.0		7.8
Malaysia	Malaysia LNG Tiga	Bintulu	15.0		7.7
Oman	Oman LNG	Sur	30.0		7.1
	Qalhat LNG	Sur	11.0	[B]	3.7
Qatar	Qatargas 4	Ras Laffan	30.0		7.8
Russia	Sakhalin LNG	Prigorodnoye	27.5		9.6
Oceania
Australia	Australia North West Shelf	Karratha	16.7		16.9
	Gorgon LNG T1	Barrow Island	25.0		5.2
	Gorgon LNG T2	Barrow Island	25.0		5.2
	Gorgon LNG T3	Barrow Island	25.0		5.2
	Queensland Curtis LNG T1	Curtis Island	50.0		4.3
	Queensland Curtis LNG T2	Curtis Island	97.5		4.3
Africa
Egypt	Egyptian LNG T1	Idku	35.5		3.6
	Egyptian LNG T2	Idku	38.0		3.6
Nigeria	Nigeria LNG	Bonny	25.6		22.0
South America
Peru	Peru LNG	Pampa Melchorita	20.0		4.5
Trinidad and Tobago	Atlantic LNG T1	Point Fortin	46.0		3.1
	Atlantic LNG T2/T3	Point Fortin	57.5		6.6
	Atlantic LNG T4	Point Fortin	51.1		5.2

[A] As reported by the operator.
[B] Interest, or part of the interest, is held via indirect shareholding.

LNG liquefaction plants under construction
	Asset	Location	Shell interest (%)	100% capacity (mtpa)
Oceania
Australia	Prelude	Browse Basin	67.5	3.6

GTL plants in operation
	Asset	Location	Shell interest (%)	100% capacity (b/d)
Asia
Malaysia	Shell MDS	Bintulu	72.0	14,700
Qatar	Pearl	Ras Laffan	100.0	140,000

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	30

Upstream

Key statistics	$ million, except where indicated
	2017	2016	2015
Segment earnings	1,551	(3,674)	(8,833)
Including:
Revenue (including inter-segment sales)	40,192	32,936	33,563
Share of profit of joint ventures and associates	623	222	491
Interest and other income	1,188	839	1,819
Operating expenses [A]	12,656	14,501	15,740
Exploration	1,804	1,614	4,429
Depreciation, depletion and amortisation	17,303	16,779	20,404
Taxation charge/(credit)	2,409	(938)	(927)
Capital investment [A]	13,648	47,507	18,349
Divestments [A]	11,542	1,726	2,478
Oil and gas production available for sale (thousand boe/d)	2,777	2,784	2,323

[A] See “Non-GAAP measures reconciliations” on pages 225-226.

Overview

Our Upstream business explores for and extracts crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to market. We are also involved in the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil.

Business conditions

Global oil demand grew by 1.5 million barrels per day (b/d), or 1.6%, to 97.8 million b/d in 2017, according to the International Energy Agency’s Oil Market Report published in January 2018. The Brent crude oil price, an international benchmark, averaged $54/b, $10/b higher than in 2016 when the price was at its lowest average level since 2004. It traded between $45/b and $67/b in 2017, ending the year at $66/b.

On a yearly average basis, West Texas Intermediate crude oil traded at a $3/b discount to Brent in 2017, compared with $0.4/b in 2016. The discount widened in the second half of the year as crude oil demand from refineries on the US Gulf Coast slowed due to shutdowns related to the hurricane season. Increasing US oil exports helped to limit further widening of the price differential.

Global gas demand grew by about 2.4% in 2017, which is higher than the average annual growth of 2.3% in the past decade. A combination of weather conditions and increased global economic growth led to an increase in demand growth in most regions.

In the USA, the natural gas price at the Henry Hub averaged $3.0 per million British thermal units (MMBtu) in 2017, 20% higher than in 2016, and traded in a range of $2.4-3.4/MMBtu. One important factor is how much natural gas is available in storage during the winter. At the end of March 2017, prices were supported by a tighter than normal balance between supply and demand, which led to around 0.5 trillion cubic feet less gas being held in storage compared with the year-ago level. Mild weather and higher prices led to lower than normal demand for gas from US power generation. But both LNG exports and pipeline exports to Mexico increased substantially as new liquefaction terminals and cross-border pipelines came online. Higher oil and gas prices compared with 2016, combined with new gas pipeline capacity, helped to increase overall gas production, which met demand but led to around 0.3 trillion cubic feet less gas held in storage in November 2017, compared with the year-ago level.

In Europe, natural gas prices were higher than in 2016. The average price at the UK National Balancing Point (NBP) was 28% higher in 2017. At the main continental European gas trading hubs – in the Netherlands, Belgium and Germany – prices were also stronger, as reflected by stronger Dutch Title Transfer Facility prices. Higher prices reflected the combined effect of reduced domestic production, lower nuclear power generation, increased coal prices, and growth in demand from power generation and other industrial sectors.

See “Market overview” on pages 17-18.

PRODUCTION AVAILABLE FOR SALE

In 2017, production was 1,014 million barrels of oil equivalent (boe), or 2,777 thousand boe per day (boe/d), compared with 1,019 million boe, or 2,784 thousand boe/d in 2016. Liquids production was flat and natural gas production decreased by 1% compared with 2016.

Production in 2017 decreased slightly compared with 2016. Decreases were mainly due to divestments (around 135 thousand boe/d) and field declines (around 80 thousand boe/d). Increases were mainly from new field start-ups and the continuing ramp-up of existing fields (around 195 thousand boe/d), in particular Lula Central, Lula Alto, Lula South and Lapa in the Santos Basin in Brazil, Kashagan in Kazakhstan, Kebabangan and Malikai in Malaysia and Stones in the US Gulf of Mexico and stronger operational performance and acquisitions, which contributed additional volumes of around 105 thousand boe/d. Other items had a net negative impact of around 90 thousand boe/d.

Earnings 2017-2016

Segment earnings in 2017 were $1,551 million, which included a net charge of $1,540 million. The net charge included impairment charges of $2,557 million (reported in depreciation), mainly related to divestments of our oil sands interests in Canada, onshore assets in Gabon and our interest in the Corrib gas project in Ireland, a charge of $1,089 million related to US tax reform legislation, and redundancy and restructuring charges of $163 million. These charges were partly offset by gains on divestments of $1,463 million, reported in interest and other income, mainly related to a package of assets in the UK North Sea, a credit of $772 million mainly reflecting the release of tax liabilities, and other items with a net positive impact of $34 million.

Segment earnings in 2016 were a loss of $3,674 million, which included a net charge of $970 million. The net charge included impairment charges of $1,147 million (reported in depreciation), primarily related to shale and deep-water properties in North and South America; redundancy and

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	31

restructuring charges of $654 million; a $235 million provision for onerous drilling rig contracts; $198 million related to the reassessment of deferred tax positions in Malaysia; and a net charge on fair value accounting of certain commodity derivatives and gas contracts of $145 million. These charges were partly offset by a gain of $661 million related to the impact of a strengthening Brazilian real on a deferred tax position, divestment gains of $645 million, reported in interest and other income, and a credit of $103 million reflecting a statutory tax rate reduction in the UK.

Excluding the net charges described above, segment earnings in 2017 were $3,091 million compared with a loss of $2,704 million in 2016. Earnings benefited from higher realised oil and gas prices (around $3,700 million), lower taxes (around $1,480 million), mainly related to the movements in various deferred tax positions, and lower depreciation (around $800 million), mainly related to assets classified as held for sale and divestments. These impacts were partly offset by lower production volumes mainly due to divestments (around $140 million) and higher well write-offs (around $100 million).

Earnings 2016-2015

BG was consolidated within Shell’s results with effect from February 2016, following its acquisition.

Segment earnings in 2016 were a loss of $3,674 million, which included a net charge of $970 million as described on page 31 and above.

Segment earnings in 2015 were a loss of $8,833 million, which included a net charge of $6,578 million. The net charge included $4,616 million related to impairments, redundancy and restructuring, and other items associated with the decision to cease Alaska drilling activities and the Carmon Creek project in Canada. The net charge also reflected other impairment charges of $3,466 million and a charge of $463 million related to the impact of a weakening Brazilian real on a deferred tax position. These charges were partly offset by gains on divestments of $1,603 million and a credit of $604 million, reflecting a statutory tax rate reduction in the UK.

Excluding these net charges, segment earnings in 2016 were a loss of $2,704 million compared with a loss of $2,255 million in 2015, principally as a result of lower oil and gas prices, and higher depreciation partly offset by higher production volumes, mainly due to the acquisition of BG.

capital investment

Capital investment in 2017 was $13.6 billion, compared with $47.5 billion in 2016. Capital investment in 2017 included $1.5 billion related to the acquisition of a 50% interest in Marathon Oil Canada Corporation (MOCC), while 2016 included $31.1 billion related to the acquisition of BG. Organic capital investment was $4.1 billion lower than in 2016, reflecting our continuing efforts to curtail spending by reducing the number of new investment decisions and pursuing lower-cost development solutions.

DIVESTMENTS

Divestments in 2017 were $11.5 billion, compared with $1.7 billion in 2016. Divestments in 2017 were mainly the sale of our oil sands and in-situ interests in Canada, a package of UK North Sea assets, our onshore assets in Gabon, and assets in the Delaware Permian Basin in the USA.

Portfolio and business development

We took the following key portfolio decisions:

■

In February 2017, we took the final investment decision (FID) to execute Phase 1 of the Kaikias deep-water project in the USA, and Phase 2 was approved in April 2017. Kaikias (Shell interest 80%) is a subsea tie-back to the Shell-operated Ursa platform. Phase 1 will include three wells and Phase 2 will add an additional well, which collectively are expected to reach a peak production of approximately 40 thousand boe/d. First oil is expected in June 2018 for both Kaikias Phase 1 and Phase 2.
■

In December, Maersk Oil, as operator, announced FID for the redevelopment of the Tyra gas field (Shell interest 36.8%) in Denmark. When completed in 2022, peak production is expected to be around 60 thousand boe/d.

■

In January 2018, we announced the FID for the redevelopment of the Penguins oil and gas field (Shell interest 50%) in the UK North Sea. The decision authorises the construction of a floating production, storage and offloading (FPSO) vessel, which is expected to have a peak production (100%) of around 45 thousand boe/d.

We achieved the following operational milestones in 2017:

■	In Brazil, we announced first production at the Lula South deep-water development (Shell interest 100%) via FPSO P66 in the Brazilian pre-salt block of the Santos Basin.
■

Also in Brazil, together with our partners, we won 35-year production-sharing contracts for three pre-salt exploration blocks in the Santos Basin. Two blocks are adjacent to the Gato do Mato field (Shell interest 80% as operator) and the non-Shell-operated Sapinhoá field (Shell interest 30%), where Shell is already present, and the third is Alto Cabo Frio West (Shell interest 55% as operator).

■

Also in Brazil, together with our partners, we announced the start of production testing at the Libra field FPSO in the Santos Basin. Petrobras, the operator, announced that the Libra consortium (Shell interest 20%) had submitted the declaration of commerciality and signed a contract to charter the first production FPSO of the north-west block of Libra, now called Mero. The FPSO is expected to have a capacity of 180 thousand boe/d and production is scheduled to start in 2021.

■

In Nigeria, we announced first production at Phase 2 of the Gbaran-Ubie integrated oil and gas development (Shell interest 30%) in the Niger Delta region. Expected peak production is around 175 thousand boe/d.

■	In the UK, the non-Shell-operated Schiehallion redevelopment (Shell interest approximately 45%) reached first production.
■

In the USA, we purchased the Turritella FPSO for the Stones deep-water development in the Gulf of Mexico. The FPSO has a daily production capacity of approximately 60 thousand barrels of oil and 15 million standard cubic feet of natural gas.

In January 2018, we won nine exploration blocks in the deep-water bid round in Mexico; four blocks on our own, four with our partner Qatar Petroleum International Limited, and one with our partner Pemex Exploración y Producción. The total area of these nine blocks is 18,996 square kilometres. We will be the operator of all nine blocks.

Also in January 2018, we announced one of our largest US Gulf of Mexico exploration finds in the past decade from the Whale deep-water well. Whale is operated by Shell (60%) and co-owned by Chevron U.S.A. Inc. (40%). It was discovered in the Alaminos Canyon Block 772, adjacent to the Shell-operated Silvertip field and approximately 16 kilometres from the Shell-operated Perdido platform. Evaluation of the discovery is ongoing.

We continued to divest selected assets during 2017, including:

■

In Canada, we sold all of our in-situ and undeveloped oil sands interests and our 60% interest in the Athabasca Oil Sands Project (AOSP). Separately we acquired a 50% interest in MOCC, which holds a 20% interest in the AOSP.

■

In the UK, we sold a package of North Sea assets in November. This consisted of our interests in the Buzzard, Beryl, Bressay, Elgin-Franklin, J-Area, Everest, Lomond and Erskine fields and the Greater Armada cluster, and a 10% interest in the Schiehallion field.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	32

■

In Gabon, we sold all of our onshore oil and gas operations and related infrastructure: five Shell-operated fields (Rabi, Toucan/Robin, Gamba/Ivinga, Koula/Damier, and Bende/M’Bassou/Totou), non-Shell-operated interests in the Atora, Avocette, Coucal, and Tsiengui West fields, and the associated infrastructure of the onshore pipeline system from Rabi to Gamba and the Gamba Southern export terminal.

■	In the USA, we sold approximately 5,300 acres and associated producing assets in the East Haley area of the Delaware Permian Basin in West Texas.

In Ireland, we reached an agreement with CPP Investment Board Europe S.A.R.L., a subsidiary of Canada Pension Plan Investment Board, to sell our 45% interest in the Corrib gas project. The transaction, which represents Shell’s exit from the upstream business in Ireland, is subject to partner and regulatory approval and is expected to conclude in the second quarter of 2018.

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

In December 2017, the FID for the Tyra redevelopment project was taken to ensure continued production from Denmark’s largest gas field.

Ireland

In July 2017, we agreed to sell our 45% interest in the Corrib gas project. The transaction is expected to be completed in the second quarter of 2018.

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

Production from the Groningen field induces earthquakes that cause damage to houses and other structures in the region leading to complaints from the local community. NAM is working with the Dutch government and stakeholders to fulfil its commitments to the residents of the area, including the payment of all earthquake related cost. In addition, since 2013, the Dutch Minister of Economic Affairs and Climate Policy (the Minister) has set an annual production level for the Groningen field taking into account all interests, including that of the safety of the residents, the security of supply of the domestic gas market and the supply commitments to offtakers in EU member states. Production is capped at 21.6 billion cubic metres for the current gas year ending September 2018.

In January 2018, an earthquake occurred that triggered the need for additional measures. The Dutch Mining Regulator has advised the Minister to further reduce the annual production from the Groningen field to a level of approximately 12 billion cubic metres. Before the end of September 2018, the Minister will take a decision on the production level for the next gas year based on all interests at stake. The level for the gas year ending September 2019 is expected to be lower than the current level.

Apart from production reductions, a variety of measures have been taken by NAM, the Minister and the government, including an in-depth study and measuring programme (both sub-surface and above surface), the issuance of specific building regulations and the establishment of a damage claims handling process under government supervision.

The Dutch government and the shareholders in NAM are in discussions regarding the future of their cooperation in production from the Groningen field. See “Risk factors” on page 14.

NAM also has a 60% interest in the Schoonebeek oil field, and operates a significant number of other onshore gas fields and offshore gas fields in the North Sea.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	33

Norway

We are a partner in 38 production licences on the Norwegian continental shelf. We are the operator in 17 of these, of which four are producing: the Draugen oil field (Shell interest 44.6%), the Gaupe field (Shell interest 60%), the Knarr field (Shell interest 45%), and the Ormen Lange gas field (Shell interest 17.8%). We have interests in the producing fields Troll, Gjøa, Kvitebjørn, Sindre and Valemon, where we are not the operator.

UK

We operate a significant number of our interests on the UK continental shelf on behalf of a 50:50 joint arrangement with ExxonMobil. In addition to our oil and gas production from North Sea fields, we have various interests in the Atlantic Margin area where we are not the operator, principally in the West of Shetland area (Clair, Shell interest approximately 28%, and Schiehallion, Shell interest approximately 45%).

In November 2017, we sold our interests in the UK North Sea assets Buzzard, Beryl, Bressay, Elgin-Franklin, J-Area, Everest, Lomond and Erskine fields and the Greater Armada cluster, as well as a 10% interest in Schiehallion.

In January 2018, we announced the FID for the redevelopment of the Penguins oil and gas field (Shell interest 50%) in the UK North Sea. Discovered in 1974, the field was first developed in 2002. The decision authorises the construction of an FPSO, the first new manned installation for Shell in the northern North Sea in almost 30 years. The FPSO is expected to have a peak production (100%) of around 45 thousand boe/d. The field is in 165 metres of water, approximately 240 kilometres north east of the Shetland Islands.

Rest of Europe

We also have interests in Albania, Bulgaria, Cyprus, Germany and Greenland.

ASIA (INCLUDING THE MIDDLE EAST AND RUSSIA)

Brunei

Shell and the Brunei government are 50:50 shareholders in Brunei Shell Petroleum Company Sendirian Berhad (BSP). BSP has long-term oil and gas concession rights onshore and offshore Brunei, and sells most of its gas production to Brunei LNG Sendirian Berhad (see “Integrated Gas” on page 26), with the remainder (approximately 13% in 2017) sold in the domestic market.

In April 2017, BSP and the government of Brunei announced an exploration success in the Lumut area, with the Layang-Layang well discovery.

In addition to our interest in BSP, we are the operator of the Block A concession (Shell interest 53.9%), which is under exploration and development, and the operator of exploration Block Q (Shell interest 50%). We have a 35% non-operating interest in the Block B concession, where gas and condensate are produced from the Maharaja Lela field.

We also have non-operating interests in deep-water exploration Block CA-2 (Shell interest 12.5%) and in exploration Block N (Shell interest 50%), both under PSCs.

Iran

Shell transactions with Iran are disclosed separately. See “Section 13(r) of the US Securities Exchange Act of 1934 Disclosure” on page 224.

Iraq

We have a 20% interest in the development and production services contract for the West Qurna 1 field, which is operated by ExxonMobil. This interest is subject to an ongoing sales process.

We also have a 44% interest in the Basrah Gas Company, which gathers, treats and processes associated gas produced from the Rumaila, West Qurna 1 and Zubair fields that was previously being flared. The processed gas and associated products, such as condensate and liquefied petroleum gas (LPG), are sold mainly to the domestic market and surplus condensate and LPG are exported. In 2017, Basrah Gas processed on average around 700 million standard cubic feet per day of associated gas into dry gas, condensate and LPG.

We have a 45% interest in the Majnoon oil field that we operate under a development and production services contract. In September 2017, the Iraqi government and Shell announced that we will exit the Majnoon development and production services contract and hand over the operations to the Iraqi government or its nominee.

Kazakhstan

We are the joint operator of the onshore Karachaganak oil and condensate field (Shell interest 29.25%), where we have a licence to the end of 2037. Karachaganak produced around 393 thousand boe/d, on a 100% basis, in 2017.

We have a 16.8% interest in the North Caspian Sea Production Sharing Agreement which covers, among others, the Kashagan field in the Kazakh sector of the Caspian Sea. The North Caspian Operating Company is the operator. This shallow-water field covers an area of approximately 3,400 square kilometres. Phase 1 development of the field is expected to lead to plateau oil production capacity of about 370 thousand b/d by 2019, on a 100% basis, with the possibility of increases with additional phases of development. Production started in 2016.

We also have an interest of 55% in the Pearls PSC in the Kazakh sector of the Caspian Sea. It includes two oil discoveries, Auezov and Khazar. The Pearls PSC acreage decreased from around 900 square kilometres to around 520 in 2017, due to relinquishment of the Naryn and Tulpar licences, which were no longer deemed economically viable.

We also have a 7.43% interest in Caspian Pipeline Consortium, which owns and operates an oil pipeline running from the Caspian Sea to the Black Sea across parts of Kazakhstan and Russia.

Malaysia

We explore for and produce oil and gas offshore Sabah and Sarawak under 17 PSCs, in which our interests range from 20% to 75%. This includes the SK319 PSC which expired at the end of 2017 and for which we have applied for an extension of the exploration period.

Offshore Sabah, we operate five producing oil fields (Shell interests ranging from 29% to 50%). These include the Gumusut-Kakap deep-water field (Shell interest 29%), where production is via a dedicated floating production system, and the Malikai deep-water field (Shell interest 35%). We also have a 21% interest in the Siakap North-Petai deep-water field and a 30% interest in the Kebabangan field, both operated by third parties.

In 2017, we acquired a 25.1% non-operating interest in Block N.

In 2016, we agreed to sell our 50% interest in the 2011 North Sabah EOR Production Sharing Contract. This transaction is expected to complete by the end of March 2018.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	34

Offshore Sarawak, we are the operator of 12 producing gas fields (Shell interests ranging from 37.5% to 50%). The M3S field (Shell interest 70%) has reached the end of its life and will be abandoned. Nearly all of the gas produced offshore Sarawak is supplied to Malaysia LNG in Bintulu and to our gas-to-liquids plant in Bintulu. See “Integrated Gas” on page 26.

We also have a 40% interest in the 2011 Baram Delta EOR PSC and a 50% interest in Block SK-307. Additionally, we have interests in four exploration and development PSCs: SK318, SK319, SK320 and SK408.

Oman

We have a 34% interest in Petroleum Development Oman (PDO); the Omani government has a 60% interest. PDO is the operator of more than 160 oil fields, mainly located in central and southern Oman, over an area of 85,823 square kilometres. The concession expires in 2044.

We also have a 17% interest in the Mukhaizna oil field.

United Arab Emirates

In Abu Dhabi, we have a 15% interest in the licence of ADNOC Gas Processing (previously named Abu Dhabi Gas Industries Limited, or GASCO), which expires in 2028. ADNOC Gas Processing exports propane, butane and heavier-liquid hydrocarbons, which it extracts from the wet gas associated with the oil produced by ADNOC Onshore (previously named Abu Dhabi Company for Onshore Oil Operations, or ADCO).

Rest of Asia

We also have interests in Jordan, Kuwait, Mongolia, Myanmar, the Philippines, State of Palestine and Turkey.

AFRICA

Egypt

We have a 50% interest in the Badr Petroleum Company (BAPETCO), a self-operated joint venture between Shell and the Egyptian General Petroleum Corporation (EGPC). BAPETCO onshore operations are in the Western Desert where we have an interest in nine oil and gas producing development leases, as well as four exploration concessions (North East Obaiyed, North Matrouh, North East Alam El Shawish and North Umbaraka).

We have interests in two gas-producing areas offshore the Nile Delta. We have a 40% interest in the Rashid Petroleum Company, a self-operated joint venture between Shell, EGPC and Edison, which operates the Rosetta concession (Shell interest 80%).

We also have a 25% interest in the Burullus Gas Company (Burullus), a self-operated joint venture between Shell, EGPC and PETRONAS. Burullus operates the West Delta Deep Marine concession (Shell interest 50%), which supplies gas to both the domestic market and the Egyptian LNG plant (see “Integrated Gas” on page 27).

We also have a 60% interest in the development rights over the Harmattan Deep discovery and in the Notus discovery offshore the Nile Delta.

Gabon

In October 2017, we sold our interests in eight onshore mining concessions and related infrastructure. We continue to hold 75% interests in Shell-operated Gabon deep-water exploration licences.

Nigeria

Our share of production, onshore and offshore, in Nigeria was 266 thousand boe/d in 2017, compared with 258 thousand boe/d in 2016. Security issues, sabotage and crude oil theft in the Niger Delta continued to be significant challenges in 2017.

Onshore

The Shell Petroleum Development Company of Nigeria Limited (SPDC) is the operator of a joint arrangement (Shell interest 30%) that has 17 Niger Delta onshore oil mining leases (OML), which expire in 2019; the renewal application process has commenced. Of the Nigeria onshore proved reserves, 89 million boe are expected to be produced before the expiry of the current licences, and 450 million boe beyond. To provide funding, modified carry agreements and alternative funding arrangements are in place for certain key projects and are being successfully implemented.

In 2017, we announced first production at Phase 2 of the Gbaran-Ubie integrated oil and gas development (Shell interest 30%) in the Niger Delta region. Expected peak production is around 175 thousand boe/d.

SPDC supplies gas to Nigeria LNG Ltd (see “Integrated Gas” on page 27) mainly through its Gbaran-Ubie and Soku projects.

Offshore

Our main offshore deep-water activities are carried out by Shell Nigeria Exploration and Production Company Limited (SNEPCO, Shell interest 100%), which has interests in four deep-water blocks, under PSC terms, in which production is via two FPSOs – Bonga and Erha. SNEPCO operates OMLs 118 (including the Bonga field FPSO, Shell interest 55%) and 135 (Bolia and Doro, Shell interest 55%) and has a 43.75% non-operating interest in OML 133 (including the Erha FPSO) and a 50% non-operating interest in oil prospecting licence (OPL) 245 (Zabazaba, Etan).

Authorities in various countries are investigating our investment in Nigerian oil block OPL 245 and the 2011 settlement of litigation pertaining to that block.  See Note 25 to the “Consolidated Financial Statements” on pages 175-176.

SNEPCO also has an approximate 43% interest in the Bonga South West/Aparo development via its 55% interest in OML 118. Following the decision to delay the Bonga South West/Aparo project, a reframing exercise is under way to make this project economically viable in the current business environment. FID is not expected before 2019.

SPDC also has three shallow-water licences (OMLs 74, 77 and 79) and a 40% interest in the non-Shell-operated Sunlink joint venture that has one shallow-water licence (OML 144); all four OMLs expire in 2034.

In our Nigerian operations, we face various risks and adverse conditions which could have a material adverse effect on our operational performance, earnings, cash flows and financial condition (see “Risk factors” on page 14). There are limitations to the extent to which we can mitigate these risks. We carry out regular portfolio assessments to remain a competitive player in Nigeria for the long term. We support the Nigerian government’s efforts to improve the efficiency, functionality and domestic benefits of Nigeria’s oil and gas industry, and we monitor legislative developments. We monitor the security situation and liaise with host communities, governmental and non-governmental organisations to help promote peace and safe operations. We continue to provide transparency of spills management and reporting, along with our deployment of oil-spill response capability and technology. We execute a maintenance strategy to support sustainable equipment reliability, and have implemented a multi-year programme to reduce routine flaring of associated gas. See “Climate change and energy transition” on page 66.

Rest of Africa

We also have interests in Algeria, Kenya, Namibia, South Africa, Tanzania and Tunisia.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	35

NORTH AMERICA

Canada

We have approximately 1,500 mineral leases in Canada, mainly in Alberta and British Columbia. We produce and market natural gas, natural gas liquids, synthetic crude oil and bitumen. In addition, we have significant exploration acreage offshore.

Shales

We have approximately 1,200 mineral leases with over 2.6 million net mineral acres. Our position is primarily in the Duvernay play in Alberta and the Montney play in British Columbia. Activity includes drill-to-fill of our existing infrastructure and an investment focus on our liquid-rich shale acreage. As part of our shales focus, we sold all of our in-situ assets in May 2017. Our share of shales production averaged 129 thousand boe/d in 2017.

In 2017, we drilled 86 wells. We have interests in 882 productive wells. We operate four natural gas processing and sulphur-extraction plants in Alberta and four natural gas processing plants in British Columbia.

Bitumen and synthetic crude oil

Synthetic crude oil is produced by mining bitumen-saturated sands, extracting the bitumen from the sands and transporting it to a processing facility where hydrogen is added to produce a wide range of feedstocks for refineries. In May 2017, we sold all of our in-situ and undeveloped oil sands interests and our share in the Athabasca Oil Sands Project (AOSP). Separately we acquired a 50% interest in MOCC, which holds a 20% interest in the AOSP.

Carbon capture and storage (CCS)

We operate the Quest CCS project, which captured and safely stored more than 1 million tonnes of carbon dioxide in 2017.

Offshore

We have a 31.3% interest in the Sable Offshore Energy project, a natural-gas complex off the east coast of Canada, and other acreages in deep-water offshore Nova Scotia and Newfoundland. We have relinquished all licences for the Shelburne exploration project offshore Nova Scotia. We have a number of exploration licences off the west coast of British Columbia and in the Mackenzie Delta in the Northwest Territories.

USA

We have nearly 32,000 mineral leases in the USA. We produce oil and gas in deep water in the Gulf of Mexico, heavy oil in California and oil and gas from shale in Pennsylvania, Texas and Louisiana. The majority of our oil and gas production interests are acquired under leases granted by the owner of the minerals underlying the relevant acreage, including many leases for federal onshore and offshore tracts. Such leases usually run on an initial fixed term that is automatically extended by the establishment of production for as long as production continues, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).

Gulf of Mexico

The Gulf of Mexico is our major production area in the USA and accounts for around 57% of our oil and gas production in North America. We have an interest in approximately 180 federal offshore production leases and our share of production averaged 247 thousand boe/d in 2017.

In January 2018, we announced one of our largest US Gulf of Mexico exploration finds in the past decade from the Whale deep-water well. Whale is operated by Shell (60%) and co-owned by Chevron U.S.A. Inc. (40%). It was discovered in the Alaminos Canyon Block 772, adjacent to the Shell-operated Silvertip field and approximately 16 kilometres from the Shell-operated Perdido platform. Evaluation of the discovery is ongoing.

We are the operator of eight production hubs – Mars A, Mars B, Auger, Perdido, Ursa, Enchilada/Salsa, Ram Powell and Stones – as well as the West Delta 143 Processing Facilities (Shell interests ranging from 38% to 100%). We also have non-operating interests in Nakika (Shell interest 50%) and Caesar Tonga (Shell interest 22.5%). Our operated interest in Coulomb (Shell interest 100%) is tied into Nakika.

We continue with development of the Appomattox project, with first oil expected in 2019. We purchased the Turritella FPSO for the Stones deep-water development. The FPSO has a daily production capacity of approximately 60 thousand barrels of oil and 15 million standard cubic feet of natural gas.

Kaikias (Shell interest 80%) is a subsea tie-back to the Shell-operated Ursa platform. In 2016, we commenced the drilling campaign for Kaikias Phase 1. In February 2017, we fully sanctioned Phase 1 of the Kaikias deep-water project and Phase 2 was approved in April 2017. Phase 1 will include three wells and Phase 2 will add an additional well, which collectively will be system constrained at the peak production of approximately 40 thousand boe/d. First oil is expected in June 2018 for both Kaikias Phase 1 and Phase 2.

Shales

We have approximately 30,000 mineral leases with nearly 1.5 million net mineral acres. Our activity is focused in the Permian Basin in West Texas and the Marcellus and Utica plays in Pennsylvania. We also have a non-Shell-operated interest in the Haynesville shale gas formation in Northern Louisiana.

In 2017, we drilled 153 wells. We have interests in more than 2,300 productive wells and operate four central processing facilities. The USA represents nearly 70% of our shales proved reserves and 88% of our shales liquids proved reserves. Our share of shales production averaged 137 thousand boe/d in 2017.

California

We have a 51.8% interest in Aera Energy LLC which operates approximately 15,000 wells in the San Joaquin Valley in California, mostly producing heavy oil and associated gas.

Alaska

In 2017, we relinquished our last remaining federal lease in the Chukchi Sea and have no further plans for frontier exploration offshore Alaska. With the exception of two remaining positions in the long-established North Slope area, we have exited all other leases. We retain a non-operating interest in 13 federal leases, operated by ENI, which was increased from 40% to 50% at zero cost. An exploratory drilling operation for this joint venture was permitted by ENI and is under way. We continue to evaluate our 18 state leases at nearby Western Harrison Bay, which have geologic affinity with recent discoveries announced by other North Slope operators.

Rest of North America

We also have interests in Honduras and Mexico.

SOUTH AMERICA

Argentina

Shales

We have more than 260,000 net mineral acres in the Vaca Muerta basin, a liquids and gas rich play located in the Neuquén Province. We have interests in 29 productive wells. We drilled 10 wells in 2017 in our core operated acreage. We have 90% ownership in our operated Sierras Blancas/Cruz de Lorena central processing facility.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	36

Brazil

We operate several producing fields in the Campos Basin, offshore Brazil. They consist of the Bijupirá and Salema fields (Shell interest 80%) and the BC-10 field (Shell interest 50%).

In the Santos Basin, we have a 30% interest in the BM-S-9 concession that operates in the Sapinhoa and Lapa fields, as well as 25% interests in the BM-S-11 concession that operates in the Lula, Iracema, Berbigão, Sururu and Atapú West fields. The Lula, Sapinhoa, Berbigão, Sururu and Atapú West field accumulations are subject to unitisation agreements. Within these fields we have 10 producing FPSOs, of which the tenth (P66) reached first oil in 2017 and is expected to ramp up to full production capacity in 2018. Four FPSOs are expected to be brought online over the period 2018-2020 (Lula North, Lula Extreme South, Berbigão and Atapú). A 15th FPSO has been sanctioned, potential options for its deployment are being matured and discussed with the operator.

We have further development and exploration leases in the Santos Basin within the Libra (Shell interest 20%) and Gato-do-Mato BM-S-54 (Shell interest 80%) fields and have a further 20% non-Shell-operated interest in the Sagitario BM-S-50 offshore exploration block also in the Santos Basin. In 2017, together with our partners, we announced the start of production testing at the Libra field FPSO. A contract was signed to charter the first production FPSO, which is expected to have a capacity of 180 thousand boe/d and is scheduled to start production in 2021.

We operate 10 offshore exploration blocks in the Barreirinhas Basin (Shell interests ranging from 50% to 100%).

Together with our partners, we won three 35-year production-sharing contracts for pre-salt blocks located in the Santos Basin. Two blocks are adjacent to the Gato do Mato field (Shell interest 80% as operator) and the non-Shell-operated Sapinhoá field (Shell interest 30%), where Shell is already present, and the third is Alto Cabo Frio West (Shell interest 55% as operator).

Rest of South America

We also have interests in Colombia and Uruguay.

TRADING AND SUPPLY

We market and trade crude oil from some of our Upstream operations.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	37

Oil and gas information

Proved developed and undeveloped reserves of Shell subsidiaries and Shell share of joint ventures and associates

	Crude oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Bitumen (million barrels)	Total (million boe)[A]
Shell subsidiaries
Increase/(decrease) in 2017:
Revisions and reclassifications	531	2,304	(3)	2	927
Improved recovery	73	140	—	—	97
Extensions and discoveries	374	1,925	—	—	706
Purchases and sales of minerals in place	(62)	29	(1,328)	(2)	(1,387)
Total before taking production into account	916	4,398	(1,331)	—	343
Production [B]	(595)	(3,333)	(34)	(2)	(1,206)
Total	321	1,065	(1,365)	(2)	(863)
At January 1, 2017	3,979	29,259	2,014	2	11,040
At December 31, 2017	4,300	30,324	649	—	10,177
Shell share of joint ventures and associates
Increase/(decrease) in 2017:
Revisions and reclassifications	82	(366)	—	—	19
Improved recovery	3	1	—	—	3
Extensions and discoveries	1	11	—	—	3
Total before taking production into account	86	(354)	—	—	25
Production [C]	(36)	(820)	—	—	(177)
Total	50	(1,174)	—	—	(152)
At January 1, 2017	263	11,282	—	—	2,208
At December 31, 2017	313	10,108	—	—	2,056
Total
Increase/(decrease) before taking production into account	1,002	4,044	(1,331)	—	368
Production	(631)	(4,153)	(34)	(2)	(1,383)
Increase/(decrease)	371	(109)	(1,365)	(2)	(1,015)
At January 1, 2017	4,242	40,541	2,014	2	13,248
At December 31, 2017	4,613	40,432	649	—	12,233
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31, 2017	—	2	325	—	325

[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 standard cubic feet (scf) per barrel.
[B] Included 38 million barrels of oil equivalent (boe) consumed in operations (natural gas: 215 thousand million scf; synthetic crude oil: 1 million barrels).
[C] Included 7 million boe consumed in operations (natural gas: 41 thousand million scf).

PROVED RESERVES

The proved oil and gas reserves of Shell subsidiaries and the Shell share of the proved oil and gas reserves of joint ventures and associates are set out in more detail in “Supplementary information – oil and gas (unaudited)” on pages 179-188.

Before taking production into account, our proved reserves increased by 368 million boe in 2017. This comprised increases of 343 million boe from Shell subsidiaries and 25 million boe from the Shell share of joint ventures and associates.

After taking production into account, our proved reserves decreased by 1,015 million boe in 2017 to 12,233 million boe at December 31, 2017.

In order to illustrate the potential impact of increasing commodity prices on our 2016 proved reserves base, we replaced the 2016 yearly average price with the 2017 yearly average price in the analysis below, holding all other variables, such as 2016 costs estimates, constant. Applying this methodology, 487 million boe of proved reserves would have been included in our SEC proved reserves at December 31, 2016, if the 2017 yearly average price had been used. This positive price effect of 487 million boe was the combined effect of an increase of 404 million boe due to a later economic cut-off, an increase of 212 million boe due to proved undeveloped reserves (PUD) becoming economic, and a decrease of 129 million boe due to a lower entitlement share as a result of the higher yearly average price.

SHELL SUBSIDIARIES

Before taking production into account, Shell subsidiaries’ proved reserves increased by 343 million boe in 2017. This comprised increases of 916 million barrels of oil and natural gas liquids and 758 million boe of natural gas, partly offset by a decrease of 1,331 million barrels of synthetic crude oil. The 343 million boe increase is the net effect of a net increase of 927 million boe from revisions and reclassifications (which included a decrease of 170 million boe from a decreased entitlement share in production-sharing and tax/variable royalty contracts due to the higher yearly average price); an increase of 97 million boe from improved recovery; an increase of 706 million boe from extensions and discoveries; and a net decrease of 1,387 million boe related to purchases and sales.

After taking into account production of 1,206 million boe (of which 38 million boe were consumed in operations), Shell subsidiaries’ proved reserves decreased by 863 million boe in 2017 to 10,177 million boe. Shell subsidiaries’ proved developed reserves (PD) increased by 103 million boe to 8,180 million boe, and PUD decreased by 966 million boe to 1,997 million boe.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	38

Synthetic crude oil

The 343 million boe increase in Shell subsidiaries’ proved reserves before taking production into account in 2017 included a decrease of 1,331 million barrels of synthetic crude oil. This was mainly due to sales and purchases of minerals in place. In 2017, synthetic crude oil production was 34 million barrels, of which 1 million barrels were consumed in operations.

At December 31, 2017, synthetic crude oil proved reserves were 649 million barrels, all of which were PD.

Bitumen

Bitumen activities were sold in 2017. Prior to sale, bitumen crude oil production was 2 million barrels with minimal volumes consumed in operations.

SHELL SHARE OF JOINT VENTURES AND ASSOCIATES

Before taking production into account, the Shell share of joint ventures and associates’ proved reserves increased by 25 million boe in 2017. This comprised an increase of 86 million barrels of crude oil and natural gas liquids and a decrease of 61 million boe (354 thousand million scf) of natural gas. The 25 million boe increase comprises a net increase of 19 million boe from revisions and reclassifications (which included a decrease of 2 million boe from a decreased entitlement share in production sharing and tax/variable royalty contracts due to the higher yearly average price), and increases of 3 million boe from improved recovery and 3 million boe from extensions and discoveries.

After taking into account production of 177 million boe (of which 7 million boe were consumed in operations), the Shell share of joint ventures and associates’ proved reserves decreased by 152 million boe to 2,056 million boe at December 31, 2017.

The Shell share of joint ventures and associates’ PD increased by 40 million boe to 1,876 million boe, and PUD decreased by 192 million boe to 180 million boe.

PROVED UNDEVELOPED RESERVES

In 2017, Shell subsidiaries and the Shell share of joint ventures and associates PUD decreased by 1,158 million boe to 2,177 million boe.

There were decreases of 627 million boe in Muskeg River Mine (Canada) mainly due to divestment, 519 million boe across Gorgon (Australia), Lula (Brazil) and Kashagan (Kazakhstan) mainly due to maturation to PD, and 201 million boe in Groningen (the Netherlands) mainly due to a negative revision of compression volumes. These were partly offset by an increase of 117 million boe in the Permian (USA) mainly due to extensions and discoveries and a net increase of 72 million boe spread across other fields.

1,566 million boe PUD volumes were matured to PD. This included 297 million boe that were matured to PD from contingent resources through PUD as a result of project execution during the year.

PUD held for five years or more (PUD5+) at December 31, 2017, amounted to 552 million boe, a decrease of 942 million boe compared with the end of 2016. These PUD5+ remain undeveloped because development either: requires the installation of compression equipment and the drilling of additional wells, which will be executed when required to support existing gas delivery commitments (Russia), or will take longer than five years because of the complexity and scale of the project (Australia and Kazakhstan).

The decrease in PUD5+ during 2017 was driven mainly by changes in Muskeg River Mine, Gorgon, Groningen, and Kashagan as mentioned above.

The fields with the largest PUD5+ at December 31, 2017, were Prelude, Gorgon and Jansz-Io (Australia), Clair (UK) and Lunskoye (Russia).

During 2017, we spent $8.8 billion on development activities related to PUD maturation.

DELIVERY COMMITMENTS

We sell crude oil and natural gas from our producing operations under a variety of contractual obligations. Most contracts generally commit us to sell quantities based on production from specified properties, although some natural gas sales contracts specify delivery of fixed and determinable quantities, as discussed below.

In the past three years, we met our contractual delivery commitments, with the notable exceptions of Brunei, Egypt and Trinidad and Tobago. In the period 2018-2020, we are contractually committed to deliver to third parties and joint ventures and associates a total of approximately 7,250 thousand million scf of natural gas from our subsidiaries, joint ventures and associates. The sales contracts contain a mixture of fixed and variable pricing formulae that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery.

In the period 2018-2020, we expect to meet our delivery commitments for almost all of our companies in the different countries in which we operate, with an estimated 80% coming from PD, 8% through the delivery of gas that comes available to us from paying royalties in cash, and 12% from the development of PUD as well as other new projects and purchases.

The key exceptions are:

■

Egypt (with a shortfall of 445 thousand million scf of natural gas), where the diversion of gas from the offshore West Delta Deep Marine fields to domestic use is expected to continue in the near future, leaving our commitment to deliver liquefied natural gas under force majeure; and

■

Trinidad and Tobago where PD for most fields fail the economic test at the yearly average price for natural gas at the end of 2017. However, we expect to cover 77% of our delivery commitments from existing developed resource volumes, resulting in an expected true shortfall of some 130 thousand million scf.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	39

Summary of proved oil and gas reserves of Shell subsidiaries and Shell share of joint ventures and associates (at December 31, 2017)
			Based on average prices for 2017
	Crude oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Total (million boe)[A]
Proved developed
Europe	261	8,033	—	1,646
Asia	1,617	15,735	—	4,330
Oceania	46	5,045	—	916
Africa	373	1,493	—	630
North America
USA	569	1,652	—	854
Canada	21	859	649	818
South America	651	1,225	—	862
Total proved developed	3,538	34,042	649	10,056
Proved undeveloped
Europe	107	192	—	140
Asia	166	1,051	—	347
Oceania	86	2,952	—	595
Africa	90	589	—	192
North America
USA	330	917	—	488
Canada	1	413	—	72
South America	295	276	—	343
Total proved undeveloped	1,075	6,390	—	2,177
Total proved developed and undeveloped
Europe	368	8,225	—	1,786
Asia	1,783	16,786	—	4,677
Oceania	132	7,997	—	1,511
Africa	463	2,082	—	822
North America
USA	899	2,569	—	1,342
Canada	22	1,272	649	890
South America	946	1,501	—	1,205
Total	4,613	40,432	649	12,233
Reserves attributable to non-controlling interest in Shell subsidiaries	—	2	325	325

[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

Exploration

In 2017, we made a notable discovery in the US Gulf of Mexico, which is being evaluated further in order to establish the extent of commercially producible volumes (see “Upstream” on page 32). In Brazil, together with our partners we won 35-year production-sharing contracts for three pre-salt exploration blocks in the Santos Basin, including the new exploration block Alto Cabo Frio West (Shell interest 55% as operator). Brunei Shell Petroleum Company and the government of Brunei also announced exploration success with the Layang-Layang well discovery in the Lumut area.

In 2017, we participated in 67 productive exploratory wells with proved reserves allocated (Shell share: 52 wells). For further information, see ‘’Supplementary Information – oil and gas (unaudited)’’ on page 197.

In total, the net undeveloped acreage in our exploration portfolio decreased by around 54 million acres in 2017. The largest contributions were acreage divestments in Mongolia and South Africa.

In January 2018, we won nine exploration blocks in the deep-water bid round in Mexico. The total area of these nine blocks (all of which we will operate) is 18,996 square kilometres.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	40

Location of oil and gas exploration and production activities

Location of oil and gas exploration and production activities [A] (at December 31, 2017)
	Exploration	Development and/or production	Shell operator[B]
Europe
Albania	■		■
Bulgaria	■		■
Cyprus		■	■
Denmark	■	■
Germany	■	■
Greenland	■		■
Ireland	■	■	■
Italy	■	■
Netherlands	■	■	■
Norway	■	■	■
UK	■	■	■
Asia
Brunei	■	■	■
China	■	■	■
India		■	■
Indonesia	■	■	■
Iraq		■
Jordan	■		■
Kazakhstan	■	■
Malaysia	■	■	■
Myanmar	■		■
Oman	■	■
Philippines	■	■	■
Qatar		■	■
Russia	■	■	■
State of Palestine		■	■
Thailand		■
Turkey	■		■
Oceania
Australia	■	■	■
New Zealand	■	■	■
Africa
Algeria	■
Egypt	■	■	■
Gabon	■		■
Kenya	■		■
Namibia	■		■
Nigeria	■	■	■
Tanzania	■	■	■
Tunisia		■	■
North America
Canada	■	■	■
Mexico	■
USA	■	■	■
South America
Argentina	■	■	■
Bolivia	■	■	■
Brazil	■	■	■
Colombia	■		■
Trinidad and Tobago	■	■	■
Uruguay	■		■
[A] Includes joint ventures and associates. Where a joint venture or an associate has properties outside its base country, those properties are not shown in this table.
[B] In several countries where “Shell operator” is indicated, Shell is the operator of some but not all exploration and/or production ventures.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	41

Oil and gas production available for sale

Crude oil and natural gas liquids [A]	Thousand barrels
	2017		2016		2015
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Denmark	15,467	—	15,423	—	17,396	—
Italy	8,733	—	6,818	—	11,179	—
Norway	19,529	—	21,656	—	14,337	—
UK	45,020	—	41,426	—	20,762	—
Other [B]	860	1,272	877	872	874	1,311
Total Europe	89,609	1,272	86,200	872	64,548	1,311
Asia
Brunei	1,138	15,831	952	17,402	823	18,663
Kazakhstan	29,491	—	21,330	—	—	—
Malaysia	26,574	—	27,241	—	22,980	—
Oman	77,687	—	80,567	—	78,404	—
Russia	22,049	10,899	22,134	10,966	22,016	10,273
Other [B]	30,180	7,859	49,128	7,850	44,489	7,923
Total Asia	187,119	34,589	201,352	36,218	168,712	36,859
Total Oceania [B]	9,098	—	8,524	1,268	7,858	3,050
Africa
Gabon	9,750	—	12,838	—	12,472	—
Nigeria	56,337	—	62,739	—	67,832	—
Other [B]	9,003	—	9,427	—	6,159	—
Total Africa	75,090	—	85,004	—	86,463	—
North America
USA	109,430	—	102,795	—	104,263	—
Canada	10,775	—	10,883	—	8,599	—
Total North America	120,205	—	113,678	—	112,862	—
South America
Brazil	111,093	—	78,477	—	13,307	—
Other [B]	3,325	—	2,935	—	576	—
Total South America	114,418	—	81,412	—	13,883	—
Total	595,539	35,861	576,170	38,358	454,326	41,220

[A] Reflects 100% of production of subsidiaries except in respect of production-sharing contracts (PSCs), where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B] Comprises countries where 2017 production was lower than 7,300 thousand barrels or where specific disclosures are prohibited.

Synthetic crude oil	Thousand barrels
	2017	2016	2015
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	33,183	53,603	49,891

Bitumen	Thousand barrels
	2017	2016	2015
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	1,681	4,606	5,258

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	42

Natural gas [A]	Million standard cubic feet
	2017		2016		2015
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Denmark	52,105	—	47,143	—	48,211	—
Germany	48,002	—	51,483	—	58,230	—
Ireland	52,515	—	44,660	—	27	—
Netherlands	—	343,126	—	402,759	—	429,626
Norway	243,352	—	242,736	—	253,108	—
UK	174,478	—	190,185	—	101,276	—
Other [B]	13,125	—	10,076	—	15,865	—
Total Europe	583,577	343,126	586,283	402,759	476,717	429,626
Asia
Brunei	29,880	158,877	26,918	155,881	21,337	162,862
China	43,899	—	43,699	—	46,481	—
Kazakhstan	80,623	—	77,122	—	—	—
Malaysia	221,590	—	221,661	—	254,523	—
Philippines	42,958	—	45,070	—	41,430	—
Russia	4,052	137,890	4,141	133,396	3,887	131,697
Thailand	60,742	—	59,774	—
Other [B]	288,728	118,352	383,763	118,366	345,020	118,421
Total Asia	772,472	415,119	862,148	407,643	712,678	412,980
Oceania
Australia	591,860	18,708	418,793	36,704	132,209	67,382
New Zealand	51,943	—	58,239	—	55,906	—
Total Oceania	643,803	18,708	477,032	36,704	188,115	67,382
Africa
Egypt	122,439	—	145,198	—	65,002	—
Nigeria	236,370	—	184,188	—	195,064	—
Other [B]	36,187	—	34,901	—	—	—
Total Africa	394,996	—	364,287	—	260,066	—
North America
USA	286,529	—	309,298	—	264,351	—
Canada	224,529	—	253,509	—	234,055	—
Total North America	511,058	—	562,807	—	498,406	—
South America
Bolivia	59,673	—	67,191	—	—	—
Brazil	70,100	—	31,020	—	3,029	—
Trinidad and Tobago	73,000	—	78,433	—	—	—
Other [B]	8,370	—	7,960	—	9,824	—
Total South America	211,143	—	184,604	—	12,853	—
Total	3,117,049	776,953	3,037,161	847,106	2,148,835	909,988

[A] Reflects 100% of production of subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B] Comprises countries where 2017 production was lower than 41,795 million scf or where specific disclosures are prohibited.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	43

Average realised price by geographical area

Crude oil and natural gas liquids	$/barrel
	2017		2016			2015
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	50.52	46.88	38.62	40.75		49.77	45.97
Asia	49.08	53.44	38.11	43.95		47.73	52.21
Oceania	45.64	—	36.64	33.76	[A]	43.39	50.01	[A]
Africa	53.39	—	42.73	—		51.80	—
North America – USA	47.23	—	37.50	—		44.99	—
North America – Canada	36.00	—	25.76	—		25.45	—
South America	48.10	—	38.58	—		42.38	—
Total	49.00	53.23	38.60	43.58		47.52	51.82

[A] Included Shell’s 14% share of Woodside Petroleum Limited (Woodside) from January 2015 to April 2016. Woodside is a publicly listed company on the Australian Securities Exchange for which we have limited access to data; accordingly, the numbers are estimated. The accounting classification of Woodside was changed from an associate to an investment in securities in April 2016.

Synthetic crude oil	$/barrel
	2017	2016	2015
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	45.90	37.61	40.87

Bitumen	$/barrel
	2017	2016	2015
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	34.46	25.74	30.25

Natural gas	$/thousand scf
	2017		2016			2015
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	5.48	4.77	4.75	4.19		7.10	6.46
Asia	2.84	5.45	2.32	4.63		3.02	7.06
Oceania	6.21	3.11	5.31	4.33	[A]	6.80	6.73	[A]
Africa	2.44	—	2.33	—		2.10	—
North America – USA	3.00	—	2.21	—		2.39	—
North America – Canada	1.85	—	1.71	—		2.29	—
South America	2.29	—	1.83	—		2.46	—
Total	3.83	5.11	3.16	4.41		4.07	6.77

[A] Included Shell’s 14% share of Woodside from January 2015 to April 2016. Woodside is a publicly listed company on the Australian Securities Exchange for which we have limited access to data; accordingly, the numbers are estimated. The accounting classification of Woodside was changed from an associate to an investment in securities in April 2016.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	44

Average production cost by geographical area

Crude oil, natural gas liquids and natural gas [A]	$/boe
	2017		2016			2015
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates		Shell subsidiaries	Shell share of joint ventures and associates
Europe	13.19	5.58	13.70	5.45	[B]	16.97	5.49	[B]
Asia	7.71	6.87	6.32	6.62		7.42	6.89
Oceania	9.24	28.83	8.87	16.19	[C]	13.43	14.66	[C]
Africa	9.53	—	9.93	—		11.96	—
North America – USA	16.11	—	21.44	—		20.28	—
North America – Canada	14.53	—	13.59	—		18.85	—
South America	8.08	—	7.64	—		21.31	—
Total	10.55	6.82	10.92	6.57	[B]	13.42	6.93	[B]

[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

[B] As revised following a reassessment.

[C] Included Shell’s 14% share of Woodside from January 2015 to April 2016. Woodside is a publicly listed company on the Australian Securities Exchange for which we have limited access to data; accordingly, the numbers are estimated. The accounting classification of Woodside was changed from an associate to an investment in securities in April 2016.

Synthetic crude oil	$/barrel
	2017	2016	2015
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	23.77	26.14	31.50

Bitumen	$/barrel
	2017	2016	2015
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America – Canada	16.19	14.19	18.58

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	45

Downstream

Key statistics	$ million, except where indicated
	2017	2016	2015
Segment earnings [A]	8,258	6,588	10,243
Including:
Revenue (including inter-segment sales)	268,979	203,550	237,746
Share of profit of joint ventures and associates [A]	1,956	2,244	2,215
Interest and other income	154	851	1,156
Operating expenses [B]	19,583	19,681	20,816
Depreciation, depletion and amortisation	3,877	3,681	3,667
Taxation charge [A]	1,783	1,008	1,639
Capital investment [B]	6,416	6,057	5,119
Divestments [B]	2,703	2,889	2,282
Refinery availability (%) [C]	91	90	90
Chemical plant availability (%) [C]	92	90	85
Refinery processing intake (thousand b/d)	2,572	2,701	2,805
Oil products sales volumes (thousand b/d)	6,599	6,483	6,432
Chemicals sales volumes (thousand tonnes)	18,239	17,292	17,148

[A] See Note 4 to the “Consolidated Financial Statements” on pages 149-150. Segment earnings are presented on a current cost of supplies basis.
[B] See “Non-GAAP measures reconciliations” on pages 225-226.
[C] The basis of calculation differs from that used for the “Refinery and chemical plant availability” measure in “Performance indicators” on page 23, which excludes downtime due to uncontrollable factors and, in 2017, excludes assets which were not part of Shell’s operational performance metrics because of portfolio activity (Fredericia and former Motiva sites).

Overview

Our Downstream business is made up of a number of different Oil Products and Chemicals activities, part of an integrated value chain, including trading activities, that turns crude oil and other feedstocks into a range of products which are moved and marketed around the world for domestic, industrial and transport use. The products we sell include gasoline, diesel, heating oil, aviation fuel, marine fuel, biofuel, lubricants, bitumen and sulphur. In addition, we produce and sell petrochemicals for industrial use worldwide.

Our Oil Products activities comprise Refining and Trading, and Marketing, referred to as classes of business. Marketing includes Retail, Lubricants, Business to Business (B2B), Pipelines and Biofuels. Chemicals has major manufacturing plants, located close to refineries, and its own marketing network. In Trading and Supply, we trade crude oil, oil products and petrochemicals, to optimise feedstocks for Refining and Chemicals, to supply our Marketing businesses and third parties, and for our own profit.

Business conditions

Industry gross refining margins were higher on average in 2017 than in 2016 in each of the key refining hubs of Europe, Singapore and the USA. Oil products demand growth was stronger globally, with an increase of 1.5 million b/d compared with 2016, according to the International Energy Agency’s Oil Market Report published in January 2018, driven in part by a continued low-price crude oil environment and industrial demand growth. Demand growth and refinery outages, notably in Latin America, reduced overcapacity despite new refinery capacity additions in 2017 in China.

Asian naphtha cracker margins rose for the third consecutive year, although only slightly in 2017, driven by continued strong demand, periods of reduced cracker capacity availability and higher naphtha cracker utilisation. European naphtha cracker margins increased, supported by tight ethylene markets and high global utilisation. US ethane cracker margins increased slightly but remained lower than margins in Asia and Europe as continued low crude oil prices reduced the margin available in the ethane to polyethylene value chain.

See “Market overview” on page 18.

REFINERY AND CHEMICAL PLANT AVAILAbILITY

Refinery availability was 91% in 2017, compared with 90% in 2016.

Chemicals plant availability was 92% in 2017, compared with 90% in 2016, mainly reflecting recovery at the Bukom site in Singapore, which suffered unit shutdowns in 2016.

OIL PRODUCTS AND CHEMICALS SALES

Oil products sales volumes increased by 2% in 2017 compared with 2016, reflecting higher trading volumes partly offset by lower marketing volumes mainly as a result of the Motiva transaction (see “Portfolio and business developments” on page 47).

Chemicals sales volumes increased by 5% in 2017 compared with 2016, principally due to improved asset availability and utilisation. In 2016, sales volumes were negatively impacted by outages at Bukom.

Earnings 2017-2016

Segment earnings are presented on a current cost of supplies basis (see “Summary of results” on page 19), which were $964 million lower in 2017 than on a first-in, first-out basis (2016: $1,085 million lower), as shown in “Non-GAAP measures reconciliations” on page 225.

Segment earnings in 2017 of $8,258 million were 25% higher than in 2016. Earnings in 2017 included a net charge of $824 million, compared with a net charge in 2016 of $655 million, described at the end of this section.

Excluding the impact of these items, earnings in 2017 were $9,082 million, compared with $7,243 million in 2016. Refining and Trading accounted for 27% of these 2017 earnings, Marketing for 44% and Chemicals for 29%.

The Motiva transaction, described in “Portfolio and business developments” on page 47, impacted Shell’s ongoing reporting and therefore the comparison with 2016. With effect from May 2017, Shell reports revenue and costs from assets which were previously part of the Motiva joint venture, instead of reporting a share of joint venture profit.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	46

The increase in Downstream earnings, excluding the net charges, of $1,839 million (25%) compared with 2016 was driven by higher realised refining and trading margins (around $1,230 million), improved chemical margins (around $870 million), a lower effective tax rate (around $380 million) and other net negative impacts (around $640 million). Refining and trading margins were higher in part following the Motiva transaction. Chemicals margins were helped by improved operating performance and the lower effective tax rate resulted from one-off impacts and a change in the geographical split of earnings. The other net negative impacts included higher depreciation charges and costs, following the Motiva transaction, and lower marketing margins, impacted by a shortage of feedstock from our Pearl gas-to-liquids (GTL) plant in Qatar to our Lubricants business.

The increase in earnings of $1,839 million analysed by class of business was as follows:

■

Refining and Trading earnings were $993 million higher than in 2016. Realised refining margins were higher, reflecting improving global economic activity, and improved operational efficiency globally, most notably at our Bukom refinery. In the USA, the integration of the Convent and Norco refineries, following the Motiva transaction, enabled us to capitalise on improved market margins although Deer Park suffered continuing operational issues on top of industry shutdowns due to Hurricane Harvey. In Canada, there were significantly higher margins at Scotford, following a major turnaround in 2016. In Europe, we benefited from a stronger margin environment. However, operations at the Pernis refinery in the Netherlands were impacted by a shutdown lasting almost a month due to a substation fire. In Asia, earnings benefited from improved operations at Bukom and a higher margin environment. Trading margins were lower than in 2016 mainly due to lower market volatility and challenging market conditions.

■

Marketing earnings were $93 million lower than in 2016. Lubricants margins were negatively impacted by a shortage of feedstock from our Pearl GTL plant. Earnings from our Raízen joint venture (Shell interest 50%) in Brazil decreased, impacted by lower sugar prices, lower demand and weather-related delays to sugar cane crushing. Partly offsetting these impacts were improved results from our Retail business, with a strong performance from our joint ventures in China.

■

Chemicals earnings were $939 million higher than in 2016. Earnings in 2017 benefited from shorter unit shutdowns at Bukom than during 2016, improved market conditions and strong asset performance in Europe, and improved margins in the Americas, mainly due to higher demand for glycols.

Segment earnings in 2017 included a net charge of $824 million, reflecting impairment charges of $315 million reported in depreciation (mainly expenditure at Bukom and charges in relation to the Phenol 3 unit at the Chemicals cracker at Deer Park), redundancy and restructuring charges of $200 million, charges of $142 million related to US tax reform legislation and a tax rate change in France and other net charges of $231 million (mainly onerous contract provisions in Refining and Trading and a legal provision in Chemicals). Partly offsetting these impacts were divestment gains of $39 million (including a $546 million net charge from the Motiva transaction, mainly related to tax, which were more than offset by gains on the sale of assets in Saudi Arabia, Africa, Australia, Hong Kong and Macau) and a net gain from fair value accounting of commodity derivatives of $25 million.

Segment earnings in 2016 included a net charge of $655 million, reflecting redundancy and restructuring charges of $523 million, impairments of $506 million (mainly in respect of the Port Dickson refinery in Malaysia, the Fredericia refinery in Denmark and expenditure at the Bukom refinery), a net charge from fair value accounting of commodity derivatives of $373 million and other net charges of $25 million. These were partly offset by net gains on divestments of $772 million (mainly in respect of Showa Shell in Japan and our Marketing business in Denmark) reported in interest and other income.

Earnings 2016-2015

Segment earnings were presented on a current cost of supplies basis, which were $1,085 million lower in 2016 than on a first-in, first-out basis (2015: $1,955 million higher).

Segment earnings in 2016 of $6,588 million were 36% lower than in 2015. Earnings in 2016 included a net charge of $655 million described above. Earnings in 2015 included a net gain of $495 million, reflecting net gains on divestments of $1,095 million (primarily in China, France and Norway), partly offset by impairment charges of $505 million (mainly related to the Westward Ho pipeline in the USA and to expenditure at the Bukom refinery) and other net charges of $95 million.

Excluding the impact of these items, earnings in 2016 were $7,243 million, compared with $9,748 million in 2015. Refining and Trading accounted for 20% of these 2016 earnings, Marketing for 57% and Chemicals for 23%.

The decrease in these earnings of $2,505 million (26%) compared with 2015 was mainly driven by lower realised refining and trading margins (around $2,710 million); a higher effective tax rate (around $540 million), mainly due to one-off impacts and the geographical split of earnings; and other net negative impacts (around $250 million). There was a partial offset from lower operating expenses and stronger marketing margins (around $500 million each) excluding the effect of divestments and exchange rates.

capital investment

Capital investment was $6.4 billion in 2017, compared with $6.1 billion in 2016. Capital investment related to our former Motiva assets was $0.6 billion (2016: $nil, when Motiva was a joint venture). Excluding this, capital investment in Refining decreased by $0.4 billion to $1.8 billion, in Marketing it increased by $0.1 billion to $1.5 billion and Chemicals capital investment was in line with 2016 at $2.5 billion.

divestments

Divestments were $2.7 billion in 2017, compared with $2.9 billion in 2016. The principal divestments in 2017 were the Motiva transaction in the USA, the sale of our interest in the SADAF joint venture in Saudi Arabia, our interest in Vivo Energy in Africa, our aviation business in Australia, our LPG marketing businesses in Hong Kong and Macau (first phase) and the sale of an interest in Shell Midstream Partners, L.P. in the USA.

Portfolio and business developmentS

We continued to divest selected assets and restructure parts of our portfolio. In 2017, this included:

■

In the USA, the separation of assets, liabilities and businesses of the Motiva Enterprises LLC (Motiva) joint venture, in which Shell held a 50% interest, took place (Motiva transaction). Shell assumed sole ownership of the Norco and Convent refineries in Louisiana, 11 distribution terminals and Shell-branded markets in Alabama, Mississippi, Tennessee, Louisiana, a portion of the Florida panhandle, and the north-eastern region of the USA, and received cash which was reported in divestments. See Note 29 to the “Consolidated Financial Statements” on page 178.

■	In the USA, we issued 10.46 million new common units in Shell Midstream Partners, L.P., bringing the total common units issued and outstanding to 187.78 million.
■

In Saudi Arabia, we sold our 50% share in the SADAF petrochemicals joint venture located in Al Jubail. The joint venture encompassed six petrochemical plants with a total output of more than 4 million tonnes per year. The sale marked an early termination of the joint venture agreement

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	47

which was due to expire in 2020. Shell’s other activities in the country are not impacted.
■

We sold our 20% interest in Vivo Energy to Vitol Africa B.V. (Vitol). As part of the transaction, a long-term brand licence agreement was renewed with Vitol to ensure that the Shell brand will remain visible in more than 16 countries across Africa.

■	In Australia, we sold our aviation fuel business.
■	In Hong Kong and Macau, we completed the first phase of the sale of our LPG marketing businesses to DCC Energy.

The previously agreed sale of A/S Dansk Shell, which includes the Fredericia refinery and local trading and supply activities in Denmark, was cancelled.

We continue to look for the right opportunities to grow our Downstream business. In September 2017, we opened our first Mexican retail service station on the outskirts of Mexico City. Assuming market conditions continue to develop at their current rate, we plan to open more sites in Mexico over the next few years.

Business and property

REFINING AND TRADING

Refining

We have interests in 21 refineries worldwide with the capacity to process a total of 2.9 million barrels of crude oil per day (Shell share). Our refining capacity is 36% in Europe and Africa, 40% in the Americas and 24% in Asia and Oceania.

Trading and Supply

Trading and Supply trades in physical and financial contracts, lease storage and transportation capacities, and manages shipping and wholesale commercial fuel activities globally. This includes supplying feedstocks for our refineries and chemical plants and finished products such as gasoline, diesel and aviation fuel to our Marketing businesses and customers.

Operating in around 25 countries, with more than 125 Shell and joint venture terminals, we believe our supply and distribution infrastructure is well positioned to make deliveries around the world.

Shell Wholesale Commercial Fuels provides transport, industrial and heating fuels. Our range of products, from reliable main-grade fuels to premium products, is designed to provide tangible vehicle and business benefits.

MARKETING

Retail

There were more than 44,000 Shell-branded retail stations operating in over 70 countries at the end of 2017. Every day, more than 30 million customers pass through these sites to buy fuel and convenience items, including beverages and snacks.

We have more than 100 years’ experience in fuel development. In recent years, aided by our innovative partnership with Scuderia Ferrari, we have concentrated on developing fuels with special formulations designed to clean engines and improve performance. We sold such fuels under the Shell V-Power brand in more than 60 countries as at the end of 2017. We have also launched a new, improved formulation across our portfolio of Shell gasoline and diesel products in 24 markets and introduced electric vehicle charging at Shell stations in key European markets.

Lubricants

Across more than 100 countries, we produce, market and sell technically advanced lubricants for passenger cars, motorcycles, trucks, coaches, and machinery used in the manufacturing, mining, power generation, agriculture and construction sectors.

We also manufacture premium lubricants from natural gas using GTL base oils produced at our Pearl GTL plant in Qatar (see “Integrated Gas” page 26).

We have a global lubricants supply chain with a network of five base oil manufacturing plants, 40 lubricant blending plants, 10 grease plants and four GTL base oil storage hubs.

Through our marine activities, we primarily provide lubricants, but also fuels and related technical services, to the shipping and maritime sectors. We supply around 90 grades of lubricants and nine types of fuel to vessels worldwide, ranging from large ocean-going tankers to small fishing boats.

Business to Business

Our Business-to-Business (B2B) activities encompass the sale of fuels and speciality products and services to a broad range of commercial customers.

Shell Aviation has a presence at about 850 airports in around 30 countries and refuels an aircraft every 14 seconds, on average.

Shell Bitumen supplies over 1,600 customers across 30 countries and provides enough bitumen to resurface 450 kilometres of road lanes every day. It also invests in technology research and development to create innovative products.

Shell Sulphur Solutions is a business that manages the complete value chain of sulphur, from refining to marketing. The business provides sulphur for industries such as mining and textiles and also develops new products that incorporate sulphur, such as fertilisers.

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

Shell Midstream Partners, L.P., a midstream limited partnership, owns, operates, develops and acquires pipelines and other midstream assets. Its assets consist of interests in entities that own pipeline systems and related assets that serve as key infrastructure to store onshore and offshore crude oil production, transport it to refining markets and deliver refined products to major demand centres. Shell controls the general partner.

Biofuels

Raízen, our joint venture in Brazil (Shell interest 50%), produces ethanol from sugar cane, with an annual production capacity of more than 2 billion litres; exports sugar, with an annual production of about 4.2 million tonnes; and manages a retail network. Raízen opened its first cellulosic ethanol plant at its Costa Pinto mill in Brazil in 2015, which produced almost 10 million litres in 2017. When fully operational, the mill is expected to produce around 40 million litres a year of advanced biofuels from sugar-cane residues.

With effect from 2017, our biofuel development and hydrogen activities are reported within Integrated Gas as part of our New Energies business. Raízen remains within Downstream.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	48

CHEMICALS

Manufacturing

Our plants produce a range of base chemicals, including ethylene, propylene and aromatics, as well as intermediate chemicals such as styrene monomer, propylene oxide, solvents, detergent alcohols, ethylene oxide and ethylene glycol. We have the capacity to produce about 6 million tonnes of ethylene a year.

Marketing

Each year, we supply more than 18 million tonnes of petrochemicals to around 1,000 major industrial customers worldwide. Our products are used to make numerous everyday items, from clothing and cars to detergents and bicycle helmets.

Downstream business activities with Iran, Sudan and Syria

IRAN

Shell transactions with Iran are disclosed separately. See “Section 13(r) of the US Securities Exchange Act of 1934 Disclosure” on page 224.

SUDAN

We ceased all operational activities in Sudan in 2008.

SYRIA

We supply limited quantities of polyols via a Netherlands-based distributor to private sector customers in Syria. Polyols are commonly used for the production of foam in mattresses and soft furnishings.

Downstream data tables

The tables below reflect Shell subsidiaries and instances where Shell owns the crude oil or feedstocks processed by a refinery. In addition, it reflects the 50% interest in the Motiva joint venture in the USA. Other joint ventures and associates are only included where explicitly stated. Following the Motiva transaction in May 2017, the data in respect of assets assumed by Shell, such as the Norco and Convent refineries, are included on a 100% basis.

Oil products – cost of crude oil processed or consumed [A]		$ per barrel
	2017	2016	2015
Total	46.78	34.47	40.91

[A] Includes Upstream margin on crude oil supplied by Shell subsidiaries, joint ventures and associates.

Crude distillation capacity [A]	Thousand b/calendar day [B]
	2017	2016	2015
Europe	970	973	1,037
Asia	704	808	816
Oceania	—	—	—
Africa	82	82	82
Americas	1,176	1,223	1,219
Total	2,932	3,086	3,154

[A] Average operating capacity for the year, excluding mothballed capacity.
[B] Calendar day capacity is the maximum sustainable capacity adjusted for normal unit downtime.

Ethylene capacity [A]	Thousand tonnes/year
	2017	2016	2015
Europe	1,702	1,702	1,702
Asia	1,904	2,222	2,222
Oceania	—	—	—
Africa	—	—	—
Americas	2,267	2,235	2,235
Total	5,873	6,159	6,159

[A] Includes the Shell share of capacity entitlement (offtake rights) of joint ventures and associates, which may be different from nominal equity interest. Nominal capacity is quoted at December 31.

Oil products – crude oil processed [A]		Thousand b/d
	2017	2016	2015
Europe	892	898	870
Asia	528	563	685
Oceania	—	—	—
Africa	54	68	56
Americas	997	1,088	1,150
Total	2,471	2,617	2,761

[A] Includes natural gas liquids, share of joint ventures and associates and processing for others.

Refinery processing intake [A]		Thousand b/d
	2017	2016	2015
Crude oil	2,364	2,317	2,596
Feedstocks	208	384	209
Total	2,572	2,701	2,805
Europe	892	896	903
Asia	539	568	627
Oceania	—	—	—
Africa	54	67	56
Americas	1,087	1,170	1,219
Total	2,572	2,701	2,805

[A] Includes crude oil, natural gas liquids and feedstocks processed in crude distillation units and in secondary conversion units.

Refinery processing outturn [A]	Thousand b/d
	2017	2016	2015
Gasolines	955	1,021	1,012
Kerosines	290	326	316
Gas/Diesel oils	925	942	972
Fuel oil	265	277	290
Other	334	386	449
Total	2,769	2,952	3,039

[A] Excludes own use and products acquired for blending purposes.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	49

Oil product sales volumes [A][B]	Thousand b/d
	2017	2016	2015
Europe
Gasolines	317	309	403
Kerosines	272	258	251
Gas/Diesel oils	758	765	779
Fuel oil	170	183	186
Other products	362	287	240
Total	1,879	1,802	1,859
Asia
Gasolines	399	388	379
Kerosines	216	195	214
Gas/Diesel oils	516	519	533
Fuel oil	349	354	340
Other products	536	593	489
Total	2,016	2,049	1,955
Oceania
Gasolines	—	—	—
Kerosines	23	55	51
Gas/Diesel oils	—	—	—
Fuel oil	—	—	—
Other products	—	—	—
Total	23	55	51
Africa
Gasolines	43	41	37
Kerosines	13	10	9
Gas/Diesel oils	78	66	57
Fuel oil	2	1	1
Other products	6	7	15
Total	142	125	119
Americas
Gasolines	1,415	1,331	1,325
Kerosines	212	205	204
Gas/Diesel oils	545	540	584
Fuel oil	92	69	86
Other products	275	307	249
Total	2,539	2,452	2,448
Total product sales [C]
Gasolines	2,174	2,069	2,144
Kerosines	736	723	729
Gas/Diesel oils	1,897	1,890	1,953
Fuel oil	613	607	613
Other products	1,179	1,194	993
Total	6,599	6,483	6,432

[A] Excludes deliveries to other companies under reciprocal sale and purchase arrangements, which are in the nature of exchanges. Sales of condensate and natural gas liquids are included.
[B] Includes the Shell share of Raízen’s sales volumes
[C] Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2017 was a reduction in oil product sales of approximately 596,000 b/d (2016: 839,000 b/d; 2015: 1,158,000 b/d).

Chemicals sales volumes [A]	Thousand tonnes
	2017	2016	2015
Europe
Base chemicals	4,059	3,670	3,000
Intermediates and others	2,056	2,073	1,936
Total	6,115	5,743	4,936
Asia
Base chemicals	2,515	2,200	2,319
Intermediates and others	3,243	2,927	3,576
Total	5,758	5,127	5,895
Oceania
Base chemicals	—	—	—
Intermediates and others	—	—	—
Total	—	—	—
Africa
Base chemicals	—	—	—
Intermediates and others	—	22	37
Total	—	22	37
Americas
Base chemicals	3,839	4,041	3,036
Intermediates and others	2,527	2,359	3,244
Total	6,366	6,400	6,280
Total product sales
Base chemicals	10,413	9,911	8,355
Intermediates and others	7,826	7,381	8,793
Total	18,239	17,292	17,148

[A] Excludes feedstock trading and by-products.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	50

Manufacturing plants at December 31, 2017

Refineries in operation
				Thousand barrels/calendar day, 100% capacity [B]
	Location	Asset class	Shell interest (%) [A]	Crude distillation capacity	Thermal cracking/ visbreaking/ coking	Catalytic cracking	Hydro- cracking
Europe
Denmark	Fredericia [C]	●	100	67	25	—	—
Germany	Miro [D]		32	287	34	87	—
	Rheinland	■●	100	325	44	—	80
	Schwedt [D]		38	214	40	52	—
Netherlands	Pernis	■●	100	404	45	48	83
Asia
Japan	Mizue (Toa) [D]	●◆	2	64	24	38	—
	Yamaguchi [D]	◆	1	110	—	25	—
	Yokkaichi [D]	●◆	3	234	—	55	—
Pakistan	Karachi [D]		32	43	—	—	—
Philippines	Tabangao		55	96	31	—	—
Saudi Arabia	Al Jubail [D]	●◆	50	292	62	—	45
Singapore	Pulau Bukom	■●	100	463	72	34	55
Africa
South Africa	Durban [D]	◆	36	165	23	34	—
Americas
Argentina	Buenos Aires	●◆	100	100	18	20	—
Canada
Alberta	Scotford	◆	100	92	—	—	74
Ontario	Sarnia	◆	100	73	4	19	9
USA
California	Martinez	●	100	145	43	65	38
Louisiana	Convent [E]	◆	100	223	—	79	30
	Norco [E]	■	100	229	25	107	39
Texas	Deer Park	■●	50	312	78	63	53
Washington	Puget Sound	●◆	100	137	23	52	—
[A] Shell interest is rounded to the nearest whole percentage point; Shell share of production capacity may differ.
[B] Calendar day capacity is the maximum sustainable capacity adjusted for normal unit downtime.
[C] The previously agreed sale of our Fredericia refinery has been cancelled.
[D] Not operated by Shell.
[E] In 2017, we assumed 100% ownership as a result of the Motiva transaction.

■	Integrated refinery and chemical complex.
●	Refinery complex with cogeneration capacity.
◆	Refinery complex with chemical unit(s).

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	51

Major chemical plants in operation [A]
			Thousand tonnes/year, Shell share capacity [B]
	Location	Ethylene	Styrene monomer	Ethylene glycol	Higher olefins [C]	Additional products
Europe
Germany	Rheinland	315	—	—	—	A
Netherlands	Moerdijk	972	816	153	—	A, I
UK	Mossmorran [D]	415	—	—	—	—
	Stanlow [D]	—	—	—	315	I
Asia
China	Nanhai [D]	475	320	175	—	A, I, P
Singapore	Jurong Island	281	1,069	1,158	—	A, I, P, O
	Pulau Bukom	1,148	—	—	—	A, I
Americas
Canada	Scotford	—	485	520	—	A, I
USA	Deer Park	836	—	—	—	A, I
	Geismar	—	—	400	965	I
	Norco	1,431	—	—	—	A
Total		5,873	2,690	2,406	1,280

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

A   Aromatics, lower olefins.
I    Intermediates.
O  Other.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	52

Corporate

Earnings	$ million
	2017	2016	2015
Segment earnings	(2,416)	(1,751)	(425)
Comprising:
Net interest and investment expense [A]	(2,413)	(1,824)	(995)
Net foreign exchange gains/(losses) [B]	(292)	3	(731)
Taxation and other [C]	289	70	1,301

[A] Mainly Shell’s interest expense (excluding accretion expense) and interest income, together with the Shell share of joint ventures and associates’ net interest expense, and net gains on sales from Shell insurance entities’ portfolio of debt securities.
[B] On Shell’s financing activities, together with the Shell share of joint ventures and associates’ net foreign exchange gains/(losses) on financing activities.
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

The holdings and treasury organisation manages many of the Corporate entities and is the point of contact between Shell and external capital markets. It conducts a broad range of transactions – from raising debt instruments to transacting foreign exchange. Treasury centres in London and Singapore support these activities.

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

Earnings 2017-2015

Segment earnings in 2017 were a loss of $2,416 million, compared with a loss of $1,751 million in 2016 and a loss of $425 million in 2015.

Net interest and investment expense increased by $589 million between 2016 and 2017. Interest expense increased due to the inclusion of a full year of interest on debt assumed on the BG acquisition in 2016, finance leases entered into during 2017 and higher interest rates (see Note 14 to the “Consolidated Financial Statements” on pages 157-159). In 2016, net interest and investment expense increased by $829 million compared with 2015. Interest expense was higher, driven by additional bond issuances for the BG acquisition and additional debt, including finance leases, assumed on the acquisition.

Net foreign exchange gains/(losses) generally relate to the impact of changes in exchange rates on non-functional currency loans and cash balances in operating units. In 2017, they included a charge of $545 million from the release of cumulative currency translation differences following the restructuring of funding for our North America businesses.

Taxation and other earnings increased by $219 million in 2017, compared with 2016. Lower costs in 2017, mainly due to 2016 costs incurred in connection with the BG acquisition and integration, were partly offset by a charge in 2017 due to US tax reform legislation. Other earnings in 2015 included a gain on the sale of an office building in the UK.

SELF-INSURANCE

We mainly rely on self-insurance for many of our risk exposures and capital is set aside to meet self-insurance obligations (see “Risk factors” on page 15). We seek to ensure that the capital held to support the self-insurance obligations is at a level at least equivalent to what would be held in the third-party insurance market. Periodically, surveys of key assets are undertaken that provide risk-engineering knowledge and best practices to Shell subsidiaries with the aim to reduce their exposure to hazard risks. Actions identified during these surveys are monitored to completion.

INFORMATION TECHNOLOGY and cyber security

Given our reliance on information technology (IT) systems for our operations, we continuously monitor external developments and share information on threats and security incidents. Shell employees and contract staff are subject to mandatory courses and regular awareness campaigns, aimed at protecting us against cyber threats. We periodically review and adapt our disaster recovery plans and security response processes, and seek to enhance our security monitoring capability.

Given our dependency on IT systems for our operations and the increasing role of digital technologies across our business, we are aware that cyber security attacks can cause significant harm to Shell in the form of loss of productivity, loss of intellectual property, regulatory fines and/or reputational damage. As a result, we continuously measure and, where required, further improve our cyber-security capabilities to reduce the likelihood of successful cyber-attacks. Our cyber-security capabilities are embedded into our IT systems and our IT landscape is protected by various detective and protective technologies. The identification and assessment capabilities are built into our support processes and the Shell workforce behaviour is influenced through mandatory information security training and awareness campaigns. The security of IT services, operated by external IT security companies, is managed through contractual security requirements and assurance reports.

Shell is frequently subject to cyber-security attacks. In 2017, none of these events led to breaches of our business-critical IT landscape and, as such, did not result in any material business impact. When significant incidents occur, they are followed up with a thorough root-cause analysis and, if needed, will result in taking appropriate follow-up actions.

See “Risk factors” on page 15.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	53

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

Financial condition and liquidity

Strong operational performance in 2017, together with improved market conditions and proceeds from our divestment programme, supported a reduction in gearing to 24.8% at December 31, 2017 (2016: 28.0%). The acquisition of BG Group plc (BG) in 2016 had increased gearing by 9.7%. Gearing, defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of our capital structure. Across the business cycle, we aim to manage gearing within a range of 0-30%. Note 14 to the “Consolidated Financial Statements” on pages 157-159 provides information on our debt arrangements, including gearing.

We are affected by the global macroeconomic environment as well as financial and commodity market conditions. This exposes us to treasury and trading risks, including liquidity risk, market risk (interest rate risk, foreign exchange risk and commodity price risk) and credit risk. See “Risk factors” on page 14 and Note 19 to the “Consolidated Financial Statements” on pages 167-172. The size and scope of our businesses require a robust financial control framework and effective management of our various risk exposures.

LIQUIDITY

We satisfy our funding and working capital requirements from the cash generated from our operations, the issuance of debt and divestments. In 2017, access to the international debt capital markets remained strong, with our debt principally financed from these markets through central debt programmes consisting of:

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

We also maintain a committed credit facility, which was increased in February 2017 to $8.5 billion from $7.5 billion and expires in 2020. It remained undrawn at December 31, 2017. This facility and internally available liquidity provide back-up coverage for our CP programmes. Other than certain borrowing by local subsidiaries, we do not have any other committed credit facilities.

Our total debt decreased by $6.8 billion in 2017 to $85.7 billion at December 31, 2017. The amount excluding finance leases will mature as follows: 15% in 2018; 12% in 2019; 9% in 2020; 7% in 2021; and 57% in 2022 and beyond. The portion of debt maturing in 2018 is expected to be repaid from a combination of cash balances, cash generated from operations, divestments and the issuance of new debt.

In 2017, we did not issue any bonds under our US shelf registration or EMTN programme. Periodically, we did issue CP. We believe our current working capital is sufficient for our present requirements.

While our subsidiaries are subject to restrictions, such as foreign withholding taxes on the transfer of funds in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on our ability to meet our cash obligations.

MARKET RISK AND CREDIT RISK

In the normal course of business, financial instruments of various kinds are used for the purposes of managing exposure to commodity price, foreign exchange and interest rate movements. Our treasury and trading operations are highly centralised, and seek to manage credit exposures associated with our substantial cash, commodity, foreign exchange and interest rate positions. Our portfolio of cash investments is diversified to avoid concentrating risk in any one instrument, country, or counterparty. We monitor our investments and adjust them in light of new market information. Exposure to failed financial and trading counterparties was not material in 2017. Treasury standards are applicable to all our subsidiaries, and each subsidiary is required to adopt a treasury policy consistent with these standards. Other than in exceptional cases, the use of external derivative instruments is confined to specialist trading and central treasury organisations that have appropriate skills, experience, supervision, control and reporting systems.

PENSION COMMITMENTS

We have substantial pension commitments, whose funding is subject to capital market risks (see “Risk factors” on page 15). We address key pension risks in a number of ways. Principal among these is the Pensions Forum, chaired by the Chief Financial Officer, which provides guidance on Shell’s input to pension strategy, policy and operation. The forum is supported by a risk committee in reviewing the results of assurance processes with respect to pension risks. In general, local trustees manage the funded defined benefit pension plans and set the required contributions based on independent actuarial valuations in accordance with local regulations. Our total employer contributions to defined benefit pension plans were $1.8 billion in 2017 and are estimated to be $1.0 billion in 2018.

Capitalisation table	$ million
	Dec 31, 2017	Dec 31, 2016
Equity attributable to Royal Dutch Shell plc shareholders	194,356	186,646
Current debt	11,795	9,484
Non-current debt	73,870	82,992
Total debt [A]	85,665	92,476
Total capitalisation	280,021	279,122

[A] Of total debt, $70.1 billion (2016: $77.7 billion) was unsecured and $15.6 billion (2016: $14.8 billion) was secured. See Note 14 to the “Consolidated Financial Statements” on pages 157-159 for further disclosure on debt.

The consolidated ratio of earnings to fixed charges of Shell for each of the five years ended December 31, 2013-2017, is as follows:

Ratio of earnings to fixed charges [A]
	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges	5.28	2.47	1.93	14.41	20.11

[A] See “Exhibit 7.1” on page E1 for the calculation of the ratio of earnings to fixed charges.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	54

Statement of cash flows

Cash flow from operating activities in 2017 was an inflow of $35.7 billion. The increase from $20.6 billion in 2016 was mainly due to higher earnings. The decrease in cash flow from operating activities in 2016 compared with $29.8 billion in 2015 mainly reflected unfavourable working capital impacts.

Cash flow from investing activities in 2017 was an outflow of $8.0 billion, compared with $31.0 billion in 2016. The decrease was mainly due to the acquisition of BG in 2016 and higher proceeds from the sale of assets in 2017 compared with 2016. The increased cash outflow in 2016 compared with $22.4 billion in 2015 was mainly due to the acquisition of BG.

Cash flow from financing activities in 2017 was an outflow of $27.1 billion compared with an outflow of $0.8 billion in 2016 and an inflow of $3.8 billion in 2015. In 2017, this included net repayment of debt of $11.8 billion (2016: $11.1 billion net issuance of debt; 2015: $14.9 billion net issuance of debt), payment of dividends to Royal Dutch Shell plc shareholders of $10.9 billion (2016: $9.7 billion; 2015: $9.4 billion) and interest paid of $3.6 billion (2016: $2.9 billion; 2015: $1.7 billion).

Cash and cash equivalents were $20.3 billion at December 31, 2017 (2016: $19.1 billion; 2015: $31.8 billion).

CASH FLOW FROM OPERATING ACTIVITIES

The most significant factors affecting our cash flow from operating activities are earnings, which are mainly impacted by: realised prices for crude oil, natural gas and liquefied natural gas (LNG); production levels of crude oil, natural gas and LNG; refining and marketing margins; and movements in working capital.

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

capital investment

The reduction in organic capital investment in 2017 compared with 2016, and in 2016 compared with 2015, reflects our decision to curtail spending by reducing the number of new investments and implementing lower-cost development solutions. The decrease in inorganic capital investment in 2017 compared with 2016 was mainly due to the BG acquisition in 2016.

Capital investment [A]	$ million
	2017	2016	2015
Integrated Gas	3,827	26,214	5,178
Upstream	13,648	47,507	18,349
Downstream	6,416	6,057	5,119
Corporate	115	99	215
Total capital investment	24,006	79,877	28,861
Of which:
Organic capital investment	22,177	26,913	28,403
Inorganic capital investment	1,829	52,964	458

[A] See “Non-GAAP measures reconciliations” on page 225.

Cash flow information [A]	$ billion
	2017	2016	2015
Cash flow from operating activities excluding working capital movements
Integrated Gas	8.6	6.3	8.2
Upstream	16.8	10.5	5.0
Downstream	12.8	9.8	10.6
Corporate	0.6	0.3	0.5
Total	38.8	26.9	24.3
(Increase)/decrease in inventories	(2.0)	(5.6)	2.8
(Increase)/decrease in current receivables	(1.7)	2.0	9.9
Increase/(decrease) in current payables	0.6	(2.7)	(7.2)
(Increase)/decrease in working capital	(3.1)	(6.3)	5.5
Cash flow from operating activities	35.7	20.6	29.8
Cash flow from investing activities	(8.0)	(31.0)	(22.4)
Cash flow from financing activities	(27.1)	(0.8)	3.8
Currency translation differences relating to cash and cash equivalents	0.6	(1.5)	(1.0)
Increase/(decrease) in cash and cash equivalents	1.2	(12.7)	10.2
Cash and cash equivalents at the beginning of the year	19.1	31.8	21.6
Cash and cash equivalents at the end of the year	20.3	19.1	31.8

[A] See the “Consolidated Statement of Cash Flows” on page 141.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	55

DIVESTMENTS

In 2017, we continued to divest assets that fail to deliver competitive performance or no longer meet our longer-term strategic objectives, including assets in Canada, the UK, Australia, the USA and Saudi Arabia. We also sold part of our interest in Shell Midstream Partners, L.P., while retaining control.

Divestments [A]	$ million
	2017	2016[B]	2015
Integrated Gas	3,077	352	269
Upstream	11,542	1,726	2,478
Downstream	2,703	2,889	2,282
Corporate	18	17	511
Total	17,340	4,984	5,540

[A] See “Non-GAAP measures reconciliations” on page 225.

[B] As adjusted, see “Non-GAAP measures reconciliations” on page 225.

Dividends

Our policy is to grow the dollar dividend through time, in line with our view of our underlying earnings and cash flow. When setting the dividend, the Board of Directors looks at a range of factors, including the macroeconomic environment, the current balance sheet and future investment plans.

We returned $15.6 billion to our shareholders through dividends in 2017. Some of those dividends were paid out in 168.2 million shares issued to shareholders who had elected to receive new shares instead of cash, under our Scrip Dividend Programme. The Scrip Dividend Programme has been cancelled with effect from the fourth quarter 2017 interim dividend.

The fourth quarter 2017 interim dividend of $0.47 per share will be payable to shareholders on the register at February 16, 2018. See Note 23 to the “Consolidated Financial Statements” on page 175. The Board expects that the first quarter 2018 interim dividend will be $0.47 per share, equal to the US dollar dividend for the same quarter in 2017.

PURCHASES OF SECURITIES

At the 2017 Annual General Meeting (AGM), shareholders granted an authority, which expires at the end of the 2018 AGM, for the Company to repurchase up to a maximum of 817 million of its shares (excluding purchases for employee share plans). While no share repurchases for cancellation were made during 2017, the Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of Shell’s financial management. At Management Day in November 2017, we confirmed our intention to undertake a share buyback programme of at least $25 billion in the period 2017 to 2020, subject to progress with debt reduction and recovery in oil prices. A resolution will be proposed at the 2018 AGM to renew the authority for the Company to purchase its own share capital, up to specified limits, for a further year. This proposal will be described in more detail in the Notice of Annual General Meeting.

Shares are also purchased by the employee share ownership trusts and trust-like entities (see the “Directors’ Report” on page 75) to meet delivery commitments under employee share plans. All share purchases are made in open-market transactions.

The table below provides information on purchases of shares in 2017 by the issuer and affiliated purchasers. Purchases in euros and sterling are converted into dollars using the exchange rate on each transaction date.

Purchases of equity securities by issuer and affiliated purchasers in 2017 [A]
	A shares		B shares		A ADSs[B]
Purchase period	Number purchased for employee share plans	Weighted average price ($)[C]	Number purchased for employee share plans	Weighted average price ($)[C]	Number purchased for employee share plans	Weighted average price ($)[C]
January	—	—	—	—	1,142,102	55.62
February	—	—	—	—	—	—
March	2,612,020	26.39	103,495	27.49	—	—
April	—	—	—	—	—	—
May	—	—	—	—	—	—
June	—	—	51,807	27.63	—	—
July	—	—	—	—	—	—
August	—	—	—	—	—	—
September	7,404,400	29.59	50,058	29.85	—	—
October	2,908,530	30.06	—	—	—	—
November	—	—	—	—	—	—
December	—	—	40,255	33.42	4,237,129	65.14
Total 2017	12,924,950	29.05	245,615	28.97	5,379,231	63.12

[A] Excludes shares issued to affiliated purchasers pursuant to the Scrip Dividend Programme.
[B] American Depository Shares.
[C] Includes stamp duty and brokers’ commission.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	56

Contractual obligations

The table below summarises our principal contractual obligations at December 31, 2017, by expected settlement period. The amounts presented have not been offset by any committed third-party revenue in relation to these obligations.

Contractual obligations	$ billion
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	5 years and later	Total
Debt [A]	10.7	14.4	9.9	35.0	70.0
Finance leases [A]	2.3	4.2	4.0	15.1	25.6
Operating leases [A]	4.8	7.2	5.8	5.7	23.5
Purchase obligations [B]	135.4	83.5	45.5	131.4	395.8
Other long-term contractual liabilities [C]	—	0.7	0.3	1.0	2.0
Total	153.2	110.0	65.5	188.2	516.9

[A] See Note 14 to the “Consolidated Financial Statements” on pages 157-159. Debt contractual obligations exclude interest, which is estimated to be $2.0 billion payable in less than one year, $3.1 billion between one and three years, $2.5 billion between three and five years, and $15.3 billion in five years and later. For this purpose, we assume that interest rates with respect to variable interest rate debt remain constant at the rates in effect at December 31, 2017, and that there is no change in the aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table. Finance lease contractual obligations include interest.
[B] A purchase obligation is an agreement to purchase goods or services that is enforceable and legally binding and specifies terms such as: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
[C] Includes all obligations included in “Trade and other payables” in “Non-current liabilities” in the “Consolidated Balance Sheet” that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 17 to the “Consolidated Financial Statements” on pages 163-165) and obligations associated with decommissioning and restoration (see Note 18 to the “Consolidated Financial Statements” on page 166).

Guarantees and other off-balance sheet arrangements

There were no off-balance sheet arrangements at December 31, 2017, or 2016, reasonably likely to have a material effect on Shell.

Financial information relating to the Royal Dutch Shell Dividend Access Trust

The results of operations and financial position of the Royal Dutch Shell Dividend Access Trust (the Trust) are included in the consolidated results of operations and financial position of Shell. Certain condensed financial information in respect of the Trust is given below. See “Royal Dutch Shell Dividend Access Trust Financial Statements” on pages 213-216.

The Shell Transport and Trading Company Limited and BG Group Limited have each issued a dividend access share to Computershare Trustees (Jersey) Limited (the Trustee). For the years 2017, 2016 and 2015, the Trust recorded income before tax of £4,567 million, £3,879 million, and £2,726 million respectively. In each period, this reflected the amount of dividends received on the dividend access shares.

At December 31, 2017, the Trust had total equity of £nil (2016: £nil; 2015: £nil), reflecting cash of £2 million (2016: £2 million; 2015: £2 million) and unclaimed dividends of £2 million (2016: £2 million; 2015: £2 million). The Trust only records a liability for an unclaimed dividend, and a corresponding amount of cash, to the extent that dividend cheque payments have not been presented within 12 months, have expired or have been returned unpresented.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	57

Environment and society

Our success in business depends on our ability to meet a range of environmental and social challenges. We must operate safely and manage the effect our activities can have on neighbouring communities and wider society. If we fail to do this, we may incur liabilities or sanctions, lose business opportunities, harm our reputation, or our licence to operate may be impacted (see “Risk factors” on page 14).

Data in this section are reported on a 100% basis in respect of activities where we are the operator. Reporting on this operational control basis differs from that applied for financial reporting purposes in the “Consolidated Financial Statements” on pages 137-178. Detailed data and information on our 2017 environmental and social performance will be published in the Shell Sustainability Report in April 2018.

CONTROL FRAMEWORK

The Shell General Business Principles set out our responsibilities to shareholders, customers, employees, business partners and society. They set the standards for the way we conduct business, with integrity and respect for people, the environment and communities. All ventures that we operate must conduct their activities in line with our business principles.

We aim to minimise the environmental impact of new projects and existing operations and we engage with local communities and non-governmental organisations to understand and respond to their concerns. Shell conducts an environmental, social and health impact assessment for every major project. This helps us to understand and manage the effects our projects could have on the surrounding environment and local communities. We have standards and a clear governance structure in place to help manage potential impacts. Our standards are defined in our Health, Safety, Security, Environment and Social Performance (HSSE & SP) Control Framework (Control Framework), in line with our Commitment and Policy and the Shell Code of Conduct, and are supported by a number of guidance documents. They apply to every Shell entity, including all employees and contract staff, and to Shell-operated ventures. The Control Framework defines standards and accountabilities at each level of the organisation, and sets out the procedures and processes people are required to follow. We manage HSSE & SP risks to as low as reasonably practicable, which is a business responsibility supported by the HSSE & SP function. The process safety and HSSE & SP assurance team provides assurance on the effectiveness of HSSE & SP controls.

BG HSSE & SP requirements for all former BG assets were reviewed against the Control Framework, and now comply with it or have risk-based plans in place to close gaps by early 2019.

Our three Golden Rules require our employees and contract staff to comply with laws and regulations as well as our standards and procedures, to intervene in unsafe or non-compliant situations, and to respect our neighbours.

In ventures not operated by us, Shell-appointed representatives encourage our partners to apply standards and principles similar to our own. We support these ventures in their implementation of our HSSE & SP Control Framework, or of a similar framework, and offer to review the effectiveness of their implementation. Even if such a review is not carried out, we periodically evaluate HSSE & SP risks faced by our ventures which we do not operate. If one of these ventures falls below expectations, we work to put plans in place, in agreement with our partners, to improve performance.

SAFETY

Safety is central to the responsible delivery of energy. We develop and operate our facilities with the aim of preventing any incidents that may harm our employees, contract staff or nearby communities, or cause damage to our assets or adversely impact the environment. We manage safety risks across our businesses through clear standards, controls and compliance systems, combined with a safety-focused culture. We focus on the three areas of safety with the highest risks associated with our activities: personal, process, and transport. We ensure that people responsible for tasks involving a significant safety hazard have the necessary training and skills. Safety performance is included in our annual bonus scorecard for all our employees. Also see “Directors’ Remuneration Report” on page 102.

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

Process safety management is about keeping hazardous substances inside pipes, tanks and vessels so they do not cause any harm to people or the environment. It starts at the design and construction stage of our projects and is implemented throughout the life cycle of these facilities to ensure they are operated safely, well-maintained and regularly inspected. Our global standards and operating procedures define the controls and physical barriers we require to prevent incidents. For example, our offshore wells are designed with at least two independent barriers in the direction of flow to mitigate the risk of an uncontrolled release of hydrocarbons. We regularly inspect, test and maintain these barriers to ensure they meet our standards. In the event of a loss of containment such as a spill or a leak, we employ independent recovery measures to prevent the release from becoming catastrophic. This system of barriers and recovery measures is known as a “bow-tie”, a model that visually represents a system where process safety hazards are managed through prevention and response barriers. Since 2016, we have been working on strengthening barriers that involve critical safety tasks carried out by frontline staff. We have developed a set of process safety fundamentals, providing clear guidelines for good operating practice to prevent unplanned releases.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	58

We also routinely prepare and practise our emergency response to potential incidents such as a spill or a fire. This involves working closely with local services and regulatory agencies to jointly test our plans and procedures. These tests continually improve our readiness to respond. If an incident does occur, we have procedures in place to reduce the impact on people and the environment.

Moving large numbers of people, products and equipment by road, rail, sea and air poses safety risks. We develop best-practice standards within Shell to find ways of reducing transport safety risks, and work with specialist contractors, industry bodies, non-governmental organisations and governments.

While we continually work to minimise the likelihood of incidents, some do occur. For example, in 2017, there were fires at the Shell-operated Enchilada platform in the US Gulf of Mexico and at our Bukom manufacturing site in Singapore.

We investigate all incidents to understand the underlying causes and seek to translate these into improvements in standards or ways of working that can be applied broadly across similar facilities in Shell. As set out in “Performance indicators” on page 23, our total recordable case frequency (injuries per million working hours) was 0.8 in 2017, compared with 1.0 in 2016, and there were 166 operational Tier 1 and 2 process safety events in 2017, compared with 146 in 2016. Detailed information on our 2017 safety performance will be published in the Shell Sustainability Report in April 2018.

Our performance indicators report on personal and process safety in line with industry standards. Not reflected in these indicators is a devastating road-tanker incident that occurred in Pakistan in June 2017. A tanker, operated by a contractor, was transporting fuel from the Shell Pakistan Limited oil terminal in Karachi to Vehari when it overturned in the central Punjab province resulting in a fuel spill. Following the accident, people from a nearby village approached the site to collect the fuel spilling from the tanker. Tragically, the fuel ignited and more than 200 people died and more were injured. Shell Pakistan Limited is implementing a long-term relief plan for those impacted.

ENVIRONMENT

We carefully consider the potential environmental impact of our activities and how local communities might be affected during the lifetime of our projects and operations. We seek to comply with environmental regulations, to continually improve our performance, and to prepare to respond to future challenges and opportunities. We use external standards and guidelines, such as those developed by the World Bank and International Finance Corporation, to inform our approach. We have global environmental standards, which we believe meet all regulatory requirements and often exceed them. Our standards cover our environmental performance, including managing emissions of greenhouse gases (GHG), using energy more efficiently, flaring less gas during oil production, preventing spills and leaks of hazardous materials, using less fresh water and conserving biodiversity wherever we operate.

For example, the availability of fresh water is a growing challenge in some parts of the world. A combination of increasing demand for water resources, growing stakeholder expectations and concerns, and water-related legislation may drive actions that affect our ability to secure access to fresh water and to discharge water from our operations. We manage our water use carefully, and we tailor our use of fresh water to local conditions because water constraints affect people at the local or regional level. In some cases, we use alternatives to fresh water in our operations; these include recycled water, processed sewage water and desalinated water. For example, at our gas-to-liquids plant in the Qatari desert, we clean and reuse industrial process water. This means that we avoid using the country’s scarce natural water resources. An assessment of risks to water availability is required to be undertaken for each of our assets and projects and, in areas of water scarcity, we develop water-management action plans that identify ways to use less fresh water, recycle water and closely monitor its use.

See “Climate change and energy transition” on pages 62-66 for more information on how we manage our GHG emissions.

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

We are a founding member of the Marine Well Containment Company, a non-profit industry consortium providing a well-containment response system for the Gulf of Mexico. In addition, we were a founding member of the Subsea Well Response Project, an industry cooperative effort to enhance global well-containment capabilities. The additional well-containment capability developed by this project is managed by an industry consortium via Oil Spill Response Limited.

We also maintain site-specific emergency response plans in the event of an onshore spill. Like the offshore response plans, these are designed to meet Shell guidelines as well as relevant legal and regulatory requirements. They also provide for the initial assessment of incidents and the mobilisation of resources needed to manage them.

In 2017, the number of operational spills of more than 100 kilograms increased to 99 from 72 in 2016 (see “Performance indicators” on page 23). The number for 2016 was updated from 71 to reflect the completion of investigations into spills. At the time of publication of this Report, there were three spills under investigation in Nigeria that may result in adjustments.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	59

Spills in Nigeria

Most oil spills in the Niger Delta region of Nigeria continue to be caused by crude oil theft or sabotage of facilities, as well as illegal oil refining. In 2017, close to 90% of the number of oil spills of more than 100 kilograms from The Shell Petroleum Development Company of Nigeria Limited (SPDC) joint venture facilities was due to illegal activities by third parties. However, there are instances where spills occur due to operational reasons. Irrespective of the cause, SPDC cleans up and remediates areas impacted by spills originating from its facilities. In the case of operational spills, SPDC also pays compensation to people and communities impacted by the spill. Once clean-up and remediation work are completed, the work is inspected and, if satisfactory, approved and certified by Nigerian regulators.

To reduce the number of operational spills, SPDC is focused on implementing its ongoing work programme to appraise, maintain and replace key sections of pipelines and flow lines. Over the last six years, more than 1,200 kilometres of pipelines and flow lines have been replaced.

SPDC continues to undertake initiatives to prevent and minimise spills caused by theft and sabotage of its facilities in the Niger Delta. In 2017, SPDC continued on-ground surveillance efforts on the SPDC joint venture’s areas of operations, including its pipeline network, to mitigate incidences of third-party interference and ensure that spills are detected and responded to as quickly as possible. There are also daily overflights of the pipeline network to identify any new spill incidents or illegal activities. SPDC has also implemented anti-theft protection mechanisms on key infrastructure.

Since 2012, SPDC has worked with the International Union for Conservation of Nature to enhance remediation techniques and to protect biodiversity at sites affected by oil spills in SPDC’s areas of operation in the Niger Delta. Based on this partnership, SPDC has launched further remediation improvement initiatives to help strengthen its remediation and rehabilitation efforts.

SPDC also works with a range of stakeholders in the Niger Delta to build greater trust in spill response and clean-up processes. Wherever possible, local communities take part in the remediation work. In certain instances, some non-governmental organisations have also participated in joint investigation visits along with government regulators, SPDC and impacted communities, to establish the cause and volume of oil spilled.

In addition, SPDC has implemented several initiatives and partnerships to raise awareness on the negative impact of crude oil theft and illegal oil refining. Examples include community-based pipeline surveillance and the promotion of alternative livelihoods through Shell’s flagship youth entrepreneurship programme, Shell LiveWIRE.

In 2015, SPDC, on behalf of the SPDC joint venture and the Bodo community, signed a memorandum of understanding (MOU) granting access to SPDC to begin the clean-up of areas affected by two operational spills in 2008. The MOU also provided for the selection of two contractors to conduct the clean-up and to be overseen by an independent project director. The clean-up project suffered a delay in 2016 and most of 2017 due to access challenges from the community. After significant engagement with the communities and other stakeholders managed by the Bodo Mediation Initiative, the clean-up and remediation activities of Bodo started in September 2017. The clean-up will consist of four phases: clean-up of free-phase surface oil, remediation of soil, restoration of mangroves, and monitoring. Should activities continue uninterrupted, the process is expected to take around three years. However, for it to be successful, the repeated re-contamination of remediated sites due to crude oil theft and illegal refining must end.

SPDC remains committed to the implementation of the 2011 United Nations Environmental Programme (UNEP) Report on Ogoniland. Throughout 2017,

SPDC representatives continued to actively support the clean-up process within the governance framework established in August 2016 by the Nigerian government to oversee the process. The UNEP report recommended the creation of an Ogoni Restoration Fund (ORF) with capital of $1 billion, to be co-funded by the Nigerian government and the SPDC joint venture, as well as other operators in the area. SPDC remains fully committed to supporting and contributing its share to the ORF and on behalf of the SPDC joint venture made available $10 million in early 2017 to help set up the Hydrocarbon Pollution and Remediation Project, a government-led body to clean up contaminated sites. Over the last six years, SPDC has taken action on all the UNEP recommendations addressed specifically to it as operator of the joint venture and has carried out the majority of these recommendations.

HYDRAULIC FRACTURING

Tight and shale oil and gas continue to play an important role in meeting global energy demand. Over the last decade, we have expanded our onshore oil and gas portfolio using advances in technology to access previously uneconomic tight-oil and tight-gas resources, including those locked in shale formations.

One of the key technologies applied in tight-oil and tight-gas fields is known as hydraulic fracturing, a technique used since the 1950s. It involves pumping fluids that are typically 99% water and sand and around 1% chemical additives into tight sand or shale rock at high pressure. This creates thread-like fissures, through which oil and gas can flow.

Shell developed and publicly shares a set of five global operating principles that govern the onshore tight/shale oil and gas activities where hydraulic fracturing is used. The principles cover safety, air quality, water protection and use, operational footprint, and engagement with local communities. We support the development of regulations consistent with these principles, which are designed to reduce risks to the environment and seek to ensure the safety of those living near our operations. As new technologies, challenges and regulatory requirements emerge, we review and update our operating principles.

Each of our projects takes into account the local context, including the geology of the area, and we then design our activities with the aim to suit local conditions. Before we drill, conduct exploratory field work, or develop a field, we conduct a hazard assessment. Throughout our operations, we take measures to protect both ground and surface water, and ensure environmentally responsible water sourcing, use, storage and disposal. We recycle or reuse water to the extent that it is reasonably practicable.

To protect and isolate potable groundwater from hydraulic-fracturing fluids in the wellbore, we line all our wells with steel casing and cement. All of our wells are expected to have two or more subsurface barriers to protect groundwater. We monitor a wellbore’s integrity before, during and after hydraulic fracturing. When we acquire assets, we evaluate the assets’ wells for conformity with our safety and operating principles, and put in place a plan with a timeline for rectifying any inconsistencies as far as reasonably practicable.

To the extent allowed by our suppliers, we support full disclosure of the chemicals used in hydraulic-fracturing fluids for Shell-operated wells. Material Safety Data Sheet information is available on site where wells are being hydraulically fractured. We support regulation to require suppliers to release such information. The chemicals used in hydraulic fracturing will vary from well to well and from contractor to contractor, but some can be toxic. For that reason, we have stringent procedures for handling hydraulic-fracturing chemicals.

The formations into which hydraulic-fracturing chemicals may be injected are typically more than a kilometre below freshwater aquifers. Our procedures

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	60

require that potable groundwater must be isolated from well completion and production activities. Moreover, we only use air, water or a water-based liquid while drilling through the potable groundwater aquifer to a depth below the aquifer. The casing and cement are then put in place before drilling is resumed and hydraulic fracturing is initiated. As permitted, we test potable groundwater that is being used for drinking, farming and other activities near our fracturing operations.

Some jurisdictions are considering more stringent permitting, reduced freshwater use, well-construction and other regulations relating to fracturing, as well as local bans and other land use restrictions. Such regulations could subject our operations to delays, increased costs or prohibitions. We believe our current procedures meet or exceed the existing regulatory requirements of the jurisdictions where we operate. We believe we can safely and responsibly explore, develop and produce tight-oil and tight-gas where hydraulic fracturing technology is used – and we support regulation, as long as it is fit-for-purpose and effective.

SEISMICITY

As oil and gas fields mature, seismic activity may increase in certain circumstances based on the unique geology of individual fields. For example, in recent years, public concern about gas production in Groningen province in the Netherlands has grown as a result of an increase in the number and severity of induced earthquakes in the area (see “Upstream” on page 33). The field is operated by Nederlandse Aardolie Maatschappij B.V. (NAM, Shell interest 50%) and is one of the largest onshore gas fields in Europe. A range of actions have been taken to improve safety, liveability and economic prospects in the region. NAM is working together with all relevant parties to fulfil commitments to the residents of the area.

There have also been some reports linking hydraulic fracturing and long-term water disposal to earth tremors. The vast majority of earthquakes are tectonic (natural) but, under some circumstances, seismicity can be induced by human activities. Some areas are more seismically active than others. We analyse publicly available seismic, geologic and geophysical data to determine historical seismicity in areas where we plan to operate. If we detect high seismic activity or any such activity beyond historic levels, we will investigate and review our operations. We are supportive of local regulations that are fit-for-purpose, based on local geology and surface conditions, in managing the potential for induced seismicity in our operating areas. In addition to adhering to local regulations, we have our own guidelines on how to assess the potential and effects of induced seismicity in the area, as well as recommendations that outline monitoring, mitigation and response procedures.

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

Specifically, the requirements set clear rules and expectations for how we engage with and respect communities that may be impacted by our operations. Shell-operated major projects and facilities are required to have a social performance plan and an effective community feedback mechanism. This helps the business to understand the social context in which we plan to operate, identify potential negative and positive effects on the community and manage impacts and opportunities. It also helps our neighbouring communities to communicate with our operations so that their concerns and wishes are managed in a timely manner. In addition, we have specific requirements intended to minimise our impact on indigenous peoples’ traditional lifestyles, cultural heritage and on handling involuntary resettlement.

human rights

Respect for human rights is embedded in our Business Principles and in our Code of Conduct. Our approach is informed by the Universal Declaration of Human Rights, the core conventions of the International Labour Organization and the United Nations’ Guiding Principles on Business and Human Rights.

We work closely with other companies and non-governmental organisations to continuously improve the way we apply these principles. Our focus is on four key areas: communities, security, labour rights, and supply chain. We have systems and processes in place for managing projects, contracting and procurement, recruitment and employment, security and social performance. We require all our companies and our contractors to respect the human rights of our workforce and our neighbouring communities. Our Modern Slavery Statement provides more details about the process we apply. It can be found at www.shell.com/uk-modern-slavery-act.html.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	61

Climate change and energy transition

Shell has long recognised that greenhouse gas (GHG) emissions from the use of fossil fuels are contributing to the warming of the climate system. In December 2015, 195 nations adopted the Paris Agreement. We welcomed the efforts made by governments to reach this global climate agreement, which entered into force in November 2016. We fully support the Paris Agreement’s goal to keep the rise in global average temperature this century to well below two degrees Celsius (2°C) above pre-industrial levels and to pursue efforts to limit the temperature increase even further to 1.5°C. In pursuit of this goal, we also support the vision of a transition towards a net-zero emissions energy system. We also agree with the International Energy Agency (IEA) that meeting the goal of limiting the increase in global temperatures to well below 2°C will be extremely challenging, but of vital importance to the sustained prosperity of future generations.

Society faces a dual challenge: how to transition to a low-carbon energy future to manage the risks of climate change, while also extending the economic and social benefits of energy to everyone on the planet. This is an ambition that requires changes in the way energy is produced, used and made accessible to more people while drastically cutting emissions.

We believe that the need to reduce GHG emissions, which are largely caused by burning fossil fuels, will transform the energy system in this century. This transformation will generate both challenges and opportunities for our existing and future portfolio.

We welcome and support efforts, such as those led by the Task Force on Climate-related Financial Disclosures (TCFD), to increase transparency and to promote investors’ understanding of companies’ strategies to respond to the risks and opportunities presented by climate change. We believe that companies should be clear about how they plan to be resilient in the energy transition. Therefore, we are working with the TCFD to develop guidance on effective disclosures which, where commercially possible, will be most relevant and useful to investors. The Shell Sustainability Report (April 2018) and other publications aim to complement our 2017 Annual Report in responding to the TCFD recommendations, including discussing the energy transition and Shell´s portfolio resilience.

OUR GOVERNANCE AND MANAGEMENT OF CLIMATE CHANGE RISKS AND OPPORTUNITIES

Climate change and risks resulting from GHG emissions have been identified as a significant risk factor for Shell and are managed in accordance with other significant risks through the Board and Executive Committee. See “Corporate governance” on page 82.

Shell has a climate change risk management structure in place which is supported by standards, policies and controls.

This includes the work of the Board, which discusses a number of regular agenda items, among them reporting on environmental topics. Throughout 2017, the Board held strategy sessions in the context of the changing global energy market, energy transition and climate change, and considered risks and opportunities of the current and future shape of Shell´s portfolio for different timescales. The top priorities identified for 2018 in this area include the energy transition and implementation of our strategy for the New Energies business.

The Board committees (see “Corporate governance” on page 80) play an important role in assisting the Board with regard to governance and management of climate change risks and opportunities.

The responsibilities of the Corporate and Social Responsibility Committee (CSRC) include the review of the management of environmental and social impacts of projects and operations. In 2017, among the key topics were the energy transition, GHG emission targets, and other carbon dioxide (CO2) and methane-related developments, such as Shell’s net carbon footprint ambition and guiding principles on reducing methane emissions.

The Remuneration Committee (REMCO) is responsible for setting the Directors’ Remuneration Policy in alignment with strategy. In 2017, activities for REMCO included setting annual bonus performance measures and targets, for example, introducing GHG metrics in the scorecard following recommendations by the CSRC, and embedding the energy transition into the Chief Executive Officer´s (CEO) personal performance targets. See “Directors’ Remuneration Report” on pages 94-95. The Shell employee scorecard structure for determining employees’ annual bonus in 2017 was consistent with the Executive Directors’ scorecard.

The Audit Committee has key responsibilities in assisting the Board in fulfilling its oversight responsibilities in relation to areas such as the effectiveness of the system of risk management and internal control. Any concerns regarding improvement needed are promptly reported to the Board.

The CEO is the most senior individual with accountability for climate change risk. We have set up several dedicated climate change and GHG-related forums at different levels of the organisation where climate change issues are addressed, monitored and reviewed, and each Shell subsidiary has operational responsibility for implementing climate change policies and strategies.

A senior manager – the Executive Vice President for Safety and Environment – reporting directly to an Executive Director (the Projects & Technology Director) is accountable, among other things, for oversight of GHG issues. This manager´s department includes the dedicated Group CO2 team, which is accountable for monitoring and examining the strategic implications of climate change for Shell and the impact of developments in governmental policy and regulation. The Group CO2 team is responsible for preparing proposed policy positions based on analysis within Shell and external input. The team also ensures consistency in application of our core principles and policy tasks in interactions with policy makers. Reporting to the same manager is the HSSE & SP Assurance and Reporting team, which is accountable for the delivery of Shell’s non-financial reporting and for auditing the businesses´ performance against our HSSE & SP Control Framework requirements, including climate change risk management. See “Environment and society” on page 58.

Group CO2 also has oversight of Shell’s GHG management programme and supports the different lines of business in embedding GHG management strategies. The team includes GHG project managers to guide the largest projects, which represent around 80% of all additional GHG emissions from new investments, in managing GHG-related content, from both a risk and an opportunity standpoint. Risk management at an asset or project level is a structured process of identifying and assessing risks, planning and implementing responses, monitoring, improving and closing out action items that have an impact on projects and assets’ objectives. Group CO2 support is provided for each relevant milestone and a formal sign-off process on abatement plans and targets is applied.

Further support for embedding GHG risk management is provided by a global expertise team for GHG and energy management. This team is a network of subject-matter experts in GHG topics that works globally and across our lines of business. Team members are experts in their relevant disciplines, defining improvement areas globally and capturing and sharing best practices.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	62

The above-mentioned teams and experts have provided their input to shape a set of mandatory manuals and complementary guidance documents which are ultimately based on our HSSE & SP Control Framework. These documents provide guidance on how to monitor, communicate and report changes in the risk environment, and how to review the effectiveness of actions taken to manage the identified risks, including ways to:

■	ensure consistent assessment of climate risk across Shell;
■	clarify expectations for risk management and reporting, including roles and responsibilities;
■	strengthen decision making through better visibility and understanding of the climate risk by line of business; and
■	enable integration of Shell’s reporting.

For more detail on our definition of risk categories and their relationship to different time horizons, see page 65.

This structured approach supports the prioritisation of risks and opportunities. We actively monitor the GHG footprint of all our assets, as well as our products, to quantify future regulatory costs related to GHG or other climate-related policies. This allows us to effectively prioritise areas of greater concern and assess mitigation options and the most viable responses. Climate-related risks are analysed in context of other identified material risks. See “Risk factors” on pages 12-16.

Our portfolio exposure is reviewed annually against changing GHG regulatory regimes and physical conditions to identify emerging risks. We test the resilience of our portfolio against externally published future pathways, including a low emissions pathway.

To test the resilience of new projects, we assess potential costs associated with GHG emissions when evaluating all new investments. Our approach generally applies a project screening value (PSV) of $40 (real terms) per tonne of GHG emissions to the total GHG emissions of each investment. This PSV is generally applied when evaluating our new projects around the world to test their resilience across a range of future scenarios. The project development process features a number of checks that may require development of detailed GHG and energy management plans. High-emitting projects undergo additional sensitivity testing, including more detailed economic analysis on local GHG costs, demand sensitivity and the potential for later retrofitting of carbon capture and storage (CCS) facilities. In certain countries, these estimated GHG costs can exceed $100/tonne (in real terms) in the post 2030 environment, reflecting our presumption that governments will eventually take aggressive action to regulate GHG emissions in accordance with their Paris Agreement ambitions. Projects in the most GHG-exposed asset classes have GHG intensity targets that reflect standards sufficient to allow them to compete and prosper in a more GHG-regulated future. These processes can lead to projects being stopped, designs being changed, and potential GHG mitigation investments being identified, in preparation for when regulation would make these investments commercially compelling.

While monitoring emerging climate change plans, we consider the robustness of our activities against a range of scenarios, including the IEA scenarios. We believe our business strategy is resilient to the envisaged implementation of the Paris Agreement, which is now progressing through countries’ development of individual plans in their Nationally Determined Contributions (NDCs). The emissions resulting from energy consumers using Shell products are for a large part covered by these NDCs. The Paris Agreement acknowledges that emissions will continue and even grow in some parts of the world. It does not stipulate that emissions must fall in all sectors or countries simultaneously, or that all actors within the system will reduce their emissions. What is important is that emissions fall overall.

OUR PORTFOLIO AND CLIMATE CHANGE

We are seeking cost-effective ways to manage GHG emissions and see potential business opportunities in developing such solutions. We seek to contribute to reducing global GHG emissions in a number of ways:

■	supplying more natural gas to replace coal for power generation;
■	progressing CCS technologies;
■	implementing energy-efficiency measures in our operations where reasonably practical;
■	developing new fuels for transport such as advanced biofuels and hydrogen; and
■	participating throughout the power value chain with a focus on natural gas and renewable electricity.

To support this, we continue to advocate the introduction of effective government-led carbon pricing mechanisms.

While we aspire to reduce our GHG intensity, as energy demand increases and easily accessible oil and gas resources decline, we may develop resources that require more energy and advanced technologies to produce. If our production becomes more energy intensive, this could result in an associated increase in direct GHG emissions from our upstream facilities.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	63

Some governments have introduced carbon pricing mechanisms, which we believe can be an effective measure to reduce GHG emissions across the economy at lowest overall cost to society, and we expect more governments to follow. However, we believe measures taken by governments to control national energy transitions may also cause unintended consequences when prohibition of one technology supports others that could even increase GHG emissions.

See “Risk factors” on page 13.

NATURAL GAS

According to the IEA, more than 40% of global CO2 emissions in 2015 came from electricity and heat generation. For many countries, using more gas in power generation instead of coal can make the largest contribution, at lowest cost, in meeting their GHG emission reduction objectives. We expect that, in combination with renewables and use of CCS, natural gas will be essential for significantly lower GHG emissions. Natural gas made up more than half of Shell’s proved reserves at the end of 2017. As one of the leaders in liquefied natural gas (LNG), our portfolio of conventional gas assets and our technologies for recovering gas from tight-rock formations, we can supply natural gas to replace coal for power generation. Natural gas can also act as a partner for intermittent renewable energy, such as solar and wind, to maintain a steady supply of electricity, because gas-fired plants can start and stop relatively quickly.

Methane is a more potent GHG than CO2: it has 34 times the global warming potential of CO2 on a 100-year timeframe, according to the Intergovernmental Panel on Climate Change (IPCC) Fifth Assessment Report. Natural gas emits between 45% and 55% less GHG emissions than coal when burnt at a power plant according to IEA data, but methane leakage in the natural gas supply chain would reduce this benefit. We recognise the importance of reducing methane emissions. Methane from the flaring and venting of gas (including equipment venting) in our upstream oil and gas operations was the largest contributor to our reported methane emissions in 2017. We are working to reduce methane emissions from these sources by reducing the overall level of flaring and venting. In addition, we continue to implement leak detection and repair programmes across our sites to identify unintended losses (for example, small leaks sometimes called fugitive emissions) and high-emission equipment, such as high-bleed pneumatic devices, so they can be replaced or repaired. We continue to work to confirm that we have identified all potential methane sources and that we have reported our emissions from these sources in line with regulations and industry standards. In 2017, we joined the Climate and Clean Air Coalition Oil & Gas Methane Partnership. It brings together industry, governments and non-governmental organisations to improve understanding of methane emissions and work towards reducing them. In November 2017, Shell – along with seven other energy companies – signed guiding principles for reducing methane emissions across the natural gas value chain. The principles focus on: continually reducing methane emissions; advancing strong performance across gas value chains; improving accuracy of methane emissions data; advocating sound policies and regulations on methane emissions; and increasing transparency.

Shell is also a member of the Oil and Gas Climate Initiative (OGCI), a CEO-led initiative to lead the industry’s response to climate change. One of OGCI’s focus areas is methane management. In 2017, OGCI’s CEOs committed to: establish a methodology to improve the collection, verification and reporting of methane emission data; develop a baseline of methane emissions; and announce a methane target by the end of 2018. In 2017, OGCI´s investment arm, OGCI Climate Investments, made its first investments in innovative technologies that have the potential to significantly reduce GHG emissions.

Detailed information on our approach to managing methane emissions and performance will be published in the Shell Sustainability Report in April 2018.

CARBON CAPTURE AND STORAGE

CCS is a technology used for capturing CO2 before it is emitted into the atmosphere, then transporting it through pipelines and injecting it into a deep geological formation for long-term storage. In the IEA 450 Scenario, CCS contributes around 12% of the CO2 mitigation effort required by 2050, assuming that the use of CCS technology grows in accordance with the IEA scenario. In November 2015, we launched our Quest CCS project in Canada, which has captured and safely stored more than 2 million tonnes of CO2 since it began operating. We are also involved in a CCS test centre in Mongstad, Norway, the development of the Gorgon CO2 injection project in Australia, and the Qatar Carbonates and Carbon Storage Research Centre in the UK. We also have technology that can remove both CO2 and sulphur dioxide from industrial flue gases. It is being used at Boundary Dam, a third-party coal-fired power plant in Canada.

ENERGY EFFICIENCY

We continue to work on improving energy efficiency at our oil and gas production facilities, refineries and chemical plants. Measures include our GHG and energy management programme that focuses on the efficient operation of existing equipment. This means, for example, using monitoring systems which give us real-time information that we can use to make energy-saving changes and identify opportunities for energy-saving investments in the medium term. Shell’s scorecard now incorporates GHG metrics that help create additional incentives for all our employees to reduce GHG emissions in our portfolio. Also see “Directors’ Remuneration Report” on page 102.

NEW ENERGIES

In 2016, we formed our New Energies business to explore lower-carbon energy opportunities with clear commercial value. New Energies is an emerging opportunity, in which we plan to invest on average $1-2 billion a year until 2020 as we look for commercial investments that build on our strengths in new and fast-growing segments of the energy industry. It focuses on two main areas: new fuels for transport and power. Our activities in new fuels range from developing advanced biofuels to opening hydrogen stations. In power, we focus on meeting commercial, industrial and residential customers’ needs supported by our activities in electricity generation, trading and supply. Digital technologies complement our activities in both of these areas. See “Integrated Gas” on pages 28-29.

New fuels

We invest in a range of low-carbon technologies and fuels, including hydrogen and battery-electric vehicle charging. Hydrogen has the potential to be an important low-carbon transport fuel. We are involved in several initiatives to encourage the adoption of hydrogen-electric energy. See “Integrated Gas” on page 28.

Biofuels

We believe that low-carbon biofuels will continue to play a valuable part in reducing CO2 emissions in the transport sector in the coming decades. Our Raízen joint venture (Shell interest 50%) in Brazil has produced low-carbon biofuel from sugar cane since 2011. We are also investing in research to help develop and commercialise advanced biofuels.

The international market for biofuels has grown over the past decade, driven largely by the introduction of new energy policies in Europe and the USA that call for more renewable, lower-carbon fuels for transport. They represent approximately 3% of global transport fuels today. According to the IEA, sustainable biofuels are expected to play a bigger role in helping to meet customers’ fuel needs and reduce CO2 emissions.

From cultivation to use, some biofuels emit significantly less CO2 compared with conventional gasoline. But this depends on several factors, such as how the feedstock is cultivated and the way biofuels are produced. Other

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	64

challenges include concerns over land competing with food crops, labour rights, and the water used in the production process.

In 2017, we used around 9 billion litres of biofuel in our gasoline and diesel blends worldwide to comply with applicable mandates and targets in the markets where we operate. Through our own long-established sustainability clauses in supply contracts, we request that the biofuels we buy are produced in a way that is environmentally and socially responsible across the life cycle of the production chain.

Where possible, we source biofuels that have been certified against internationally recognised sustainability standards. Shell supports the adoption of international sustainability standards, including the Round Table on Responsible Soy, the Roundtable for Sustainable Palm Oil, and Bonsucro, a non-profit organisation for sugar cane. We also support the Roundtable for Sustainable Biomaterials and the International Sustainability and Carbon Certification scheme, both of which can be used for any feedstocks. We also continue to work with industry, governments and voluntary organisations towards the development and adoption of internationally recognised sustainability standards for biofuels.

Through our Raízen joint venture, we produce one of the lowest CO2 biofuels available today. Raízen produces approximately 2 billion litres of ethanol from sugar cane annually. Brazilian sugar-cane ethanol can reduce CO2 emissions by around 70% when compared with conventional gasoline, from cultivation of the sugar cane to using the ethanol as fuel.

In 2015, Raízen opened its first advanced biofuels plant at the Costa Pinto mill in Brazil. The technology was first developed from our funding of the Iogen Energy venture, which was subsequently transferred to Raízen. In 2017, the plant produced 10 million litres of cellulosic ethanol from sugar-cane residues. It is expected to produce 40 million litres a year once fully operational.

Outside Brazil, we continue to invest in new ways of producing biofuels from sustainable feedstocks, such as biofuels made from waste products or cellulosic biomass. In 2017, we completed construction of a demonstration plant at the Shell Technology Centre Bangalore, India. Currently, this plant demonstrates a technology called IH2 that turns waste into transport fuel but it is not producing on a commercial scale. We continue to look for opportunities to invest in third-party technologies and to collaborate in scaling these up for commercialisation. For example, in 2017, Shell signed an agreement with SBI Bioenergy in Canada for exclusive technology development and licensing rights of a technology that turns waste oils into drop-in fuels (fuels that can be added to conventional fuels and do not require modifications of distribution infrastructure or engines).

Power

Power is the fastest-growing segment of the energy system. We expect that people and companies around the world will use more electricity to power transport and industry, instead of coal and oil, as part of the drive to lower carbon emissions. To help meet this demand, Shell aims to become an integrated power player and grow, over time, a material new business. We are working to deliver more electricity generated by renewable energy, from developing wind and solar projects to selling electricity generated by renewable sources. See “Integrated Gas” on pages 28-29.

OUR STRATEGY ON CLIMATE CHANGE

Our strategy to assess and manage risks and opportunities resulting from climate change includes consideration of different time horizons and specific:

■	societal risk: the potential for a deteriorating relationship with the public, other companies, and governments in countries where Shell operates;
■	commercial risk: the potential for structural shifts in demand profiles for industry products;
■	regulatory risk: the potential for strengthening of existing and introduction of new regulations; and
■	physical risk: the potential impact on our facilities and the communities in which we operate due to changing physical conditions.

This is how we describe the different time horizons and the relevance for the identification of risks and the business planning:

■	Short term (up to three years): detailed financial projections are developed and used to manage performance and expectations on a three-year cycle. This three-year plan is shared with the Board;
■	Medium term (three years up to around 10 years): the majority of production and earnings expected to be generated in this period come from our existing assets; and
■

Long term (beyond around 10 years): for this period, the current Shell portfolio is not representative of our performance or the potential risks, and questions emerging on the thematic structure of the portfolio guide decision making and risk identification.

Shell has a rigorous approach to understanding, managing and mitigating climate risks to its facilities. Shell also requires each business and function to monitor, communicate and report changes in the risk environment and the effectiveness of actions taken to manage identified risks on an ongoing basis. This is outlined in a toolkit for risk management including our Risk Management Manual and complementary guidance documents that cover specific aspects such as climate risk.

Each Shell business unit needs to consider the acceptability of climate-related risks in their portfolios. To ensure that informed judgements are made, businesses´ senior managers present their current assessments of the likelihood of the climate-related risks discussed above materialising and their potential impact, along with summaries of current mitigation efforts under way within their business unit. Each risk is then categorised as either acceptable or as needing improvement.

We aim to reduce the GHG intensity of our portfolio and we continue to work on improving the energy efficiency of our existing operations. In addition, and as a better way to inform and drive our investment choices and adapt our business over time, in November 2017 we announced our ambition to reduce the net carbon footprint of our energy products in step with society’s drive to reduce GHG emissions. We aim to cut our and our customers’ GHG emissions from energy products that Shell sells – expressed in grams of CO2 equivalent per megajoule consumed – by around half by 2050. As an interim step, by 2035, and predicated on societal progress, we aim for a reduction of around 20% compared with 2017 levels. Our approach to reducing the net carbon footprint covers emissions directly from Shell operations (including from the extraction, transportation and processing of raw materials, and transportation of products), those generated by third parties who supply energy to us for production, and our customers’ emissions from their consumption of our energy products. Also included are emissions from elements of this life cycle not owned by Shell, such as oil and gas processed by Shell but not produced by Shell, or from oil products and electricity marketed by Shell that have not been processed or generated at a Shell facility. Excluded are our emissions or our customers’ emissions from our chemicals and lubricants products, which are not used to produce energy.

Our long-term ambition for 2050 is a stretching aspiration that aims to ensure that Shell continues to develop a resilient and relevant portfolio over the coming decades. While this is a long-term aspiration that will need periodic recalibration in line with the pace of change in broader society and the wider energy system, it is intended to help ensure that we remain relevant and is competitively positioned in the energy transition. This means supplying energy products and services that our customers need, now and in the future, and developing a resilient portfolio in line with our purpose of providing more and cleaner energy to society.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	65

In the period to 2035, we believe that all forms of GHG reduction measures must be accelerated and increased in scale. Major improvements in energy efficiency and new sources of energy, such as renewables, combined with the use of cleaner fossil fuels, such as replacing coal with natural gas, are needed to meet the growing global population’s energy needs while reducing GHG emissions. In addition, the world will need significant growth in CCS and sustained reductions in demand. The management of GHG emissions will become increasingly important to our shareholders as concerns over climate change lead to tighter environmental regulations. Policies and regulations designed to limit the increase in global temperatures to well below 2°C could have a material adverse effect on Shell – through higher operating costs and reduced demand for some of our products. We actively monitor and assess these potential threats and are best able to manage them when local policies provide a stable and predictable regulatory foundation for our future investments. At this stage, industry is still facing significant uncertainty about how local regulatory policies and consumer behaviour will shape the evolution of the energy system and which technologies and business models will thrive.

OUR PERFORMANCE

Data in this section are reported on a 100% basis in respect of activities where we are the operator. Reporting on this operational control basis differs from that applied for financial reporting purposes in the “Consolidated Financial Statements” on pages 137-178. Detailed data and information on our 2017 environmental and social performance will be published in the Shell Sustainability Report in April 2018.

Our direct GHG emissions increased from 70 million tonnes of CO2 equivalent in 2016 to 73 million tonnes of CO2 equivalent in 2017. The main contributors to this increase were the inclusion of the assets previously operated by the Motiva Enterprises LLC joint venture in the USA in our data from May 2017 and the return to production of previously shut-down units at the Bukom site in Singapore. The level of flaring in our Upstream and Integrated Gas businesses combined increased by slightly less than 10% in 2017, compared with 2016. These increases were partly offset by divestments (for example in Canada, Gabon, Malaysia and the UK) and reduced production at our Pearl gas-to-liquids (GTL) plant in Qatar.

In 2015, we signed up to the World Bank’s “Zero Routine Flaring by 2030” initiative. This is an important initiative to ensure that all stakeholders, including governments and companies, work together to address routine flaring. Flaring, or burning off, of gas in our Upstream and Integrated Gas businesses contributed around 11% of our overall direct GHG emissions in 2017. Almost half of this flaring took place at facilities where there was no infrastructure to capture the gas produced with oil, known as associated gas.

Our involvement in Basrah Gas Company (BGC), a non-Shell-operated joint venture between Shell, South Gas Company and Mitsubishi Corporation in the south of Iraq, continues to reduce flaring in the country. It is the largest gas company in Iraq’s history and the world’s largest flaring reduction project. BGC captures associated gas that would otherwise be flared from three non-Shell-operated oil fields in southern Iraq (Rumaila, West Qurna 1 and Zubair). The gathered gas is processed into dry gas, liquefied petroleum gas (LPG) and condensate. Dry gas is supplied to the gas network in southern Iraq and then used to generate electricity. LPG and condensate are delivered to South Gas Company for distribution in the domestic market and excess production is exported. In 2017, BGC processed an average of 676 million standard cubic feet of gas per day.

Almost a quarter of flaring in our Upstream and Integrated Gas facilities in 2017 took place in assets operated by The Shell Petroleum Development Company of Nigeria Limited (SPDC). Flaring from SPDC-operated facilities fell by more than 40% between 2013 and 2017. However, flaring intensity levels in SPDC increased in 2017 compared with 2016, partly due to the restart of facilities that were offline for most of 2016. Several new gas-gathering projects came on stream at the end of 2017. However, the planned start-up dates for two gas-

gathering projects have historically been delayed due to lack of adequate joint venture funding. Nevertheless, with funding now restored, the projects are planned for completion in 2018-19.

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

Greenhouse gas emissions
	2017	2016
Emissions (million tonnes of CO2 equivalent)
Direct [A]	73	70
Energy indirect [B]	12	11
Intensity ratios (tonne/tonne)
All facilities [C][D]	0.25	0.23

[A] Emissions from the combustion of fuel and the operation of facilities, calculated using global warming potentials from the IPCC’s Fourth Assessment Report.
[B] Emissions from the purchase of electricity, heat, steam and cooling for our own use using a market-based method as defined by the GHG Protocol Corporate Accounting and Reporting Standard.
[C] In tonnes of total direct and energy indirect GHG emissions per tonne of crude oil and feedstocks processed and petrochemicals produced in Downstream manufacturing, oil and gas available for sale, LNG and GTL production in Integrated Gas and Upstream. Additional information by segment will be published on www.shell.com/ghg.

[D] In 2017, we updated our methodology for calculating the intensity ratio. The 2016 ratio has been recalculated to reflect the change in scope.

Detailed information on our 2017 GHG emissions will be published in the Shell Sustainability Report in April 2018 and on www.shell.com/ghg.

The statements in this “Climate change and energy transition” section, including those related to net carbon footprint, are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. See “About this Report” on page 05 and “Risk factors” on page 12-16.

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	66

Our people

Performing competitively in the evolving energy landscape requires competent and empowered people working safely together across Shell. We recruit, train and recompense people according to a strategy that aims to organise our businesses effectively; accelerate development of our people; grow and strengthen our leadership capabilities; and enhance employee performance through strong engagement. Our people are essential to the successful delivery of the Shell strategy and to sustaining business performance over the long term.

Employee overview

The employee numbers presented here are the full-time employee equivalents of the total number of people on full-time or part-time employment contracts with Shell subsidiaries, including our share of employees of Shell-operated joint operations. It excludes employees working for Shell’s joint ventures and associates.

At December 31, 2017, we employed 84,000 people, compared with 89,000 at December 31, 2016, and 90,000 at December 31, 2015. The reduction in 2017 was driven by portfolio activities and our continued effort to improve operational efficiency and to reduce costs following the BG acquisition in 2016. These impacts were partly offset by the insourcing of specific skill sets into the organisation (predominantly into our business service centres) and other external recruitment to build our talent pipeline. We continue to leverage and expand capabilities to ensure a sustainable talent pool.

During 2017, we employed an average of 86,000 people, shown by geographical area in the table below and by business segment in Note 26 to the “Consolidated Financial Statements” on page 176.

Average number of employees by geographical area			Thousand
	2017	2016	2015
Europe	24	25	25
Asia	29	28	29
Oceania	2	2	1
Africa	3	4	3
North America	24	29	31
South America	4	4	4
Total	86	92	93

Employee communication and involvement

We strive to maintain a healthy employee and industrial relations environment in which dialogue between management and employees – both directly and, where appropriate, through employee representative bodies – is embedded in our work practices. On a quarterly basis, management briefs employees on our operational and financial results through various channels, including team meetings, face-to-face gatherings, an email from the Chief Executive Officer, webcasts and online publications.

Strong employee engagement is especially significant in maintaining strong business delivery in times of great change. The Shell People Survey is one of the principal tools used to measure employee engagement, which aims to reflect the degree of employee affiliation and commitment to Shell. It provides insights into employees’ views and has had a consistently high response rate. In 2017, Shell used an improved survey tool with a new scoring methodology that showed average indices, instead of the percentages in favour shown by the previous tool. Our average employee engagement score remained stable at 76 points out of 100 (2016: 79% under the previous methodology).

We promote safe reporting of views about our processes and practices. In addition to local channels, the Shell Global Helpline enables employees to report potential breaches of the Shell General Business Principles and Shell Code of Conduct, confidentially and anonymously, in a variety of languages.

The Shell Global Helpline is managed by an independent third party, and all allegations concerning bribery or corruption are investigated. See “Corporate governance” on page 77.

Diversity and inclusion

Our intention is to sustain a diverse workforce and an inclusive environment that respects and shows care for all our people and helps improve our business performance. Our diversity and inclusion (D&I) approach focuses on talent acquisition, progression and retention, leadership visibility, inclusive culture and on differentiating our external reputation. Our leaders aim to be role models for D&I and assume accountability for continuous progress. We believe that diverse teams led by inclusive leaders are more engaged, and therefore deliver better safety and business performance. By embedding D&I into our operations, we have a better understanding of the needs of our employees as well as the needs of our varied customers, partners and stakeholders throughout the world. It also allows us to benefit from a wider external talent pool for recruitment purposes.

We provide equal opportunity in recruitment, career development, promotion, training and rewards for all employees, including those with disabilities. In 2017, we began implementation of a workplace accessibility service at our major locations to ensure that all employees have access to reasonable adjustments so that they can work effectively. In addition, we introduced a global minimum standard for maternity leave of 16 weeks.

Our focus on workplace inclusion also continues in other areas. For example, in 2017, we were ranked in the top category in the Workplace Pride global lesbian, gay, bisexual, transgender and intersexed (LGBTI) inclusive workplace benchmark and earned a 100% score in the Human Rights Campaign Foundation’s Corporate Equality Index. We actively monitor representation of women and local nationals in senior leadership positions, and have talent-development processes to support us in mitigating any biases and delivering more diverse representation.

At the end of 2017, the proportion of women in senior leadership positions was 22% compared with 20% at the end of 2016. “Senior leadership position” is a Shell measure based on senior salary group levels and is distinct from the term “senior manager” in the statutory disclosures set out below.

Gender diversity data (at December 31, 2017)				Number
	Men		Women
Directors of the Company	7	64%	4	36%
Senior managers [A]	751	75%	252	25%
Employees (thousand)	57	68%	27	32%

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

Local national coverage (at December 31)
	Number of selected key business countries
	2017	2016	2015
Greater than 80%	10	10	12
Less than 80%	10	10	8
Total	20	20	20

CODE OF coNDUCT

In line with the UN Global Compact Principle 10 (Businesses should work against corruption in all its forms, including extortion and bribery), we maintain a global Anti Bribery and Corruption (ABC) programme designed to prevent or detect, and remediate and learn from, potential violations. The programme is

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	67

underpinned by our anti-bribery commitment, a fundamental component of the Shell General Business Principles and Code of Conduct.

We do not tolerate the direct or indirect offer, payment, solicitation or acceptance of bribes in any form. Facilitation payments are also prohibited. The Shell Code of Conduct includes specific guidance for Shell staff (which comprises employees and contract staff) on requirements to avoid or declare actual, potential or perceived conflicts of interest, and on offering or accepting gifts and hospitality.

Communications from leaders emphasise both the importance of these commitments and compliance with requirements. These are reinforced with both global and targeted communications, to ensure that Shell staff are frequently reminded of their obligations.

Supporting the Code of Conduct, we have mandatory anti-bribery procedures and controls applicable to all Shell staff. The risk-based procedures and controls address a range of corruption-related risks and ensure we focus resources and attention appropriately. By making a commitment to our core values – honesty, integrity and respect – and following the Code of Conduct, we protect Shell’s reputation.

As part of our commitment to ethics and compliance, we ensure that our anti-corruption policies, standards and procedures are communicated to all Shell staff and, where necessary and appropriate, to agents and business partners. Particular areas of focus with third parties include continued strengthening of our due diligence procedures, and clearly articulated requirements (for example, through the use of standard contract clauses).

The Shell Ethics and Compliance Office assists the businesses and functions with the ABC programme implementation, and monitors and reports on progress. Legal counsel provides legal advice globally and supports the programme’s implementation. The Shell Ethics and Compliance Office regularly reviews and revises the programme to ensure it remains up-to-date with applicable laws, regulations and best practices. This includes incorporating results from relevant internal audits, reviews and investigations.

We have a duty to investigate all good faith allegations of breaches of or questions about the Code of Conduct, however they are raised. We are committed to ensuring all such incidents are investigated fairly by our Business Integrity Department. Violations of the Code of Conduct and/or its policies can result in disciplinary action, up to and including dismissal. In some cases, we may report a violation to the relevant authorities, which could lead to legal action, fines or imprisonment.

Internal investigations confirmed 261 substantiated breaches of the Code of Conduct allegations in 2017. As a result, we dismissed or terminated the contracts of 73 employees and contract staff.

Employee share plans

We have a number of share plans designed to align employees’ interests with our performance through share ownership. For information on the share-based compensation plans for Executive Directors, see the “Directors’ Remuneration Report” on pages 94-117.

Performance Share Plan, Long-term Incentive Plan and exchanged awards under the bg long-term incentive plan

Conditional awards of the Company’s shares are made under the terms of the Performance Share Plan (PSP) to around 17,000 employees each year. Senior executives receive conditional awards of the Company’s shares under the terms of the Long-term Incentive Plan (LTIP) rather than under the terms of the PSP. The extent to which the awards vest under both plans is determined over a three-year performance period, but the performance conditions applicable to each plan are different. Under the PSP, 50% of the award is linked to certain of the indicators described in “Performance indicators” on pages 22-23, averaged over the period. From 2017 onwards, 12.5% of the award is linked to free cash flow (FCF) and the remaining 37.5% is linked to a comparative performance condition which involves a comparison with four of our main competitors over the period, based on three measures. Under the LTIP, from 2017, 25% of the award is linked to the FCF measure and the remaining 75% is linked to the comparative performance condition mentioned above. Prior to 2017, 50% of the PSP award and all of the LTIP award were linked to a comparative performance condition based on four measures.

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

See Note 21 to the “Consolidated Financial Statements” on pages 172-173.

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

UK Sharesave Scheme

Eligible employees of participating Shell companies in the UK have been able to participate in the UK Sharesave Scheme. Options have been granted over the Company’s shares at market value on the invitation date. These options are normally exercisable after completion of a three-year or five-year contractual savings period. No further grants will be made under this plan.

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

Strategic Report signed on behalf of the Board
/s/ Linda M. Szymanski

Linda M. Szymanski
Company Secretary March 14, 2018

STRATEGIC REPORT SHELL ANNUAL REPORT AND FORM 20-F 2017	68

Governance

The Board of Royal Dutch Shell plc

Charles O. Holliday

Chair

Born March 9, 1948. A US national, appointed Chair of the Company with effect from May 2015, having previously served as a Non-executive Director since September 2010.

He was Chief Executive Officer of DuPont from 1998 to 2009, and Chairman from 1999 to 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year, Tokyo-based posting as President of DuPont Asia/Pacific. He has previously served as Chairman of the Bank of America Corporation, The Business Council, Catalyst, the National Academy of Engineering, the Society of Chemical Industry - American Section and the World Business Council for Sustainable Development. He is a founding member of the International Business Council.

He is a Director of HCA Holdings, Inc. [A] and Deere & Company and is a member of the Critical Resource’s Senior Advisory Panel and the Royal Academy of Engineering.

Chair of the Nomination and Succession Committee

[A] On February 22, 2018, the Board of HCA Holdings, Inc. approved the appointment of Charles O. Holliday as Presiding Director with effect from April 26, 2018.

Hans Wijers [A]

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

He is Chairman of the Supervisory Board of Heineken N.V., a member of the Supervisory Board of HAL Holding N.V. and ING Group N.V., and a trustee of various charities.

Chair of the Corporate and Social Responsibility Committee and member of the Nomination and Succession Committee

[A] Hans Wijers stands down as a Director of the Company at the close of business of the 2018 Annual General Meeting to be held on May 22, 2018.

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

Jessica uhl

Chief Financial Officer

Born January 29, 1968. A US national, appointed Chief Financial Officer of the Company with effect from March 9, 2017.

She was Executive Vice President Finance for the Integrated Gas business from January 2016 to March 2017. Previously, she was Executive Vice President Finance for Upstream Americas from 2014 to 2015, Vice President Finance for Upstream Americas Unconventionals from 2013 to 2014, Vice President Controller for Upstream and Projects & Technology from 2010 to 2012, Vice President Finance for the global Lubricants business from 2009 to 2010, and Head of External Reporting from 2007 to 2009. She joined Shell in 2004 in finance and business development, supporting the Renewables business. Prior to joining Shell, she worked for Enron in the USA and Panama from 1997 to 2003 and for Citibank in San Francisco, USA, from 1990 to 1996. She obtained an MBA at INSEAD in 1997.

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

She is Chairman of SATS Limited, a Non-executive Director of CapitaLand Limited, DBS Bank Limited and DBS Group Holdings Limited, and a Trustee of the Singapore Institute of International Affairs Endowment Fund and the Temasek Trust. She is also a member of the Governing Council of the Singapore Institute of Management and a Non-executive Director of Singapore Health Services Pte Limited, both not-for-profit organisations.

Chair of the Audit Committee

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	69

Catherine J. Hughes

Non-executive Director

Born September 13, 1962. A Canadian and French dual national, appointed a Non-executive Director of the Company with effect from June 1, 2017.

She was Executive Vice President International at Nexen Inc. from January 2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development and project activities outside Canada. She joined Nexen in 2009 as Vice President Operational Services, Technology and Human Resources.

Prior to joining Nexen Inc. she was Vice President Oil Sands at Husky Oil from 2007 to 2009 and Vice President Exploration & Production Services, from 2005 to 2007. She started her career with Schlumberger in 1986 and held key positions in various countries, including Italy, Nigeria, the UK, the USA and France, and was President of Schlumberger Canada Limited for five years, based in Calgary. She was a Non-executive Director of Statoil from 2013 to 2015.

She is a Non-executive Director of Precision Drilling Corp. and SNC-Lavalin Group Inc.

Member of the Corporate and Social Responsibility Committee and member of the Remuneration Committee

Gerard Kleisterlee [A]

Non-executive Director

Born September 28, 1946. A Dutch national, appointed a Non-executive Director of the Company with effect from November 2010.

He was President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips N.V. from 2001 to 2011. Having joined Philips in 1974, he held several positions before being appointed as Chief Executive Officer of Philips’ Components division in 1999 and Executive Vice-President of Philips in 2000. From 2010 to 2013, he was a member of the board of Directors of Dell Inc., from 2009 to 2014 he was a member of the Supervisory Board of Daimler AG, and from 2014 to 2016 he was a Non-executive Director of IBEX Global Solutions plc.

He is Chairman of Vodafone Group plc and Chairman of the Supervisory Board of ASML Holding N.V.

Chair of the Remuneration Committee

[A] On March 14, 2018, the Board appointed Gerard Kleisterlee as Deputy Chair and Senior Independent Director and member of the Nomination and Succession Committee with effect from May 23, 2018.

ROBERTO SETUBAL

Non-executive Director

Born October 13, 1954. A Brazilian national, appointed a Non-executive Director of the Company with effect from October 1, 2017.

He was Chief Executive Officer and Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. in Sao Paulo, Brazil, until April 2017. At that time, he retired as Chief Executive Officer and currently serves as Co-Chairman of the Board of Directors. Following a brief period with Citibank in New York, he joined Banco Itaú in 1984 where he held a variety of senior roles in individual banking, consumer credit operations and retail banking before being appointed Chief Executive Officer in 1994. Following the merger of Banco Itaú and Unibanco, he was appointed to the position of President and Chief Executive Officer of Itaú Unibanco Holding S.A.

He is a member of the board of the International Monetary Conference (IMC), the board of the Institute of International Finance (IIF), the International Advisory Committee of the Federal Reserve Bank of New York, the Economic and Social Development Council of the Presidency of Brazil, and the International Business Council of the World Economic Forum. Previously, he was a Non-executive Director of Petrobras S.A, President of the IMC, and Vice-Chairman of the IIF.

He is also the President of the Fundação Itaú Social and a member of the Executive Committee of the Instituto Itaú Cultural.

Member of the Audit Committee

Sir Nigel Sheinwald GCMG [A]

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

Member of the Corporate and Social Responsibility Committee and member of the Remuneration Committee

[A] On March 14, 2018, the Board appointed Sir Nigel Sheinwald as Chair of the Corporate and Social Responsibility Committee with effect from May 23, 2018.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	70

Linda G. Stuntz [A]

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

She is a Director of Edison International.

Member of the Audit Committee and member of the Nomination and Succession Committee

[A] On March 14, 2018, the Board appointed Linda G. Stuntz as member of the Corporate and Social Responsibility Committee with effect from May 23, 2018. She will stand down as a member of the Audit Committee on May 22, 2018.

Gerrit Zalm [A]

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

Member of the Audit Committee and member of the Remuneration Committee

[A] On February 16, 2018, Moody’s Corporation announced that Gerrit Zalm will be nominated for election as a Director at its annual meeting of stockholders to be held in April 2018.

LINDA M. SZYMANSKI

Company Secretary

Born April 7, 1967. A US national, appointed General Counsel Corporate with effect from August 2016 and Company Secretary with effect from January 1, 2017.

Previously, she was General Counsel of the Upstream Americas business and Head of Legal US based in the USA from 2014 to 2016, and was Group Chief Ethics & Compliance Officer based in the Netherlands from 2011 to 2014. She joined Shell in 1995 and has held a variety of legal positions within Shell Oil Company in the USA, including Chemicals Legal Managing Counsel and other senior roles in employment, litigation, and commercial practice.

BOARD COMMITTEE MEMBERSHIP

On March 14, 2018, the Board approved a number of changes to the membership of the Board committees. These changes are set out in footnotes for the respective Directors.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	71

Senior Management

The Senior Management of the Company comprises the Executive Directors and those listed below. All are members of the Executive Committee (see “Corporate governance” on page 80).

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

ANDREW BROWN

Upstream Director

Born January 29, 1962. A British national, appointed Upstream Director with effect from January 2016, having served on the Executive Committee as Upstream International Director from 2012. Previously, he was Executive Vice President for Shell’s activities in Qatar and a member of the Upstream International Leadership Team. He was awarded the Order of the British Empire in 2012 for his services to British-Qatari business relations.

RONAN CASSIDY

Chief Human Resources & Corporate Officer

Born February 10, 1967. A British national, appointed Chief Human Resources & Corporate Officer with effect from January 2016. Previously, he was Executive Vice President Human Resources, Upstream International. He joined Shell in 1988 and has held various human resources positions in Upstream and Downstream.

DONNY CHING

Legal Director

Born February 14, 1964. A Malaysian national, appointed Legal Director with effect from February 2014. Previously, he was General Counsel for Projects & Technology based in the Netherlands. He joined Shell in 1988 based in Australia and then moved to Hong Kong and later to London. In 2008, he was appointed Head of Legal at Shell Singapore, having served as Associate General Counsel for Gas & Power in Asia-Pacific.

MAARTEN WETSELAAR

Integrated Gas and New Energies Director

Born December 30, 1968. A Dutch national, appointed Integrated Gas Director with effect from January 2016. Previously, he was Executive Vice President of Integrated Gas based in Singapore. He joined Shell in 1995 and has held various financial, commercial and general management roles in Downstream, Trading and Upstream.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	72

Directors’ Report

Management Report

This Directors’ Report, together with the “Strategic Report” on pages 06-68, serves as the Management Report for the purpose of Disclosure Guidance and Transparency Rule 4.1.8R.

Financial statements and dividends

The “Consolidated Statement of Income” and “Consolidated Balance Sheet” can be found on pages 138 and 139 respectively.

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

The Company operated a Scrip Dividend Programme until the third quarter of 2017, which enabled shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends (if approved by the Board). Only new A shares were issued under the programme, including to shareholders who hold B shares. More information can be found at www.shell.com/scrip.

The Directors have announced a fourth-quarter interim dividend as set out in the table below, payable on March 26, 2018, to shareholders on the Register of Members at close of business on February 16, 2018. The closing date for dividend currency elections was March 2, 2018 [A] and the euro and sterling equivalents announcement date was March 9, 2018.

[A] A different dividend currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Such shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

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

Each of the Directors, whose names and functions can be found on pages 69-71, confirms that, to the best of their knowledge:

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

Dividends	2017
	A shares			B shares[A]			A ADSs	B ADSs
	$	€	pence	$	pence	€	$	$
Q1	0.47	0.4194	37.12	0.47	37.12	0.4194	0.94	0.94
Q2	0.47	0.3949	36.28	0.47	36.28	0.3949	0.94	0.94
Q3	0.47	0.3985	35.02	0.47	35.02	0.3985	0.94	0.94
Q4	0.47	0.3818	33.91	0.47	33.91	0.3818	0.94	0.94
Total announced in respect of the year	1.88	1.5946	142.33	1.88	142.33	1.5946	3.76	3.76
Amount paid during the year		1.6548	147.06		147.06	1.6548	3.76	3.76

[A] It is expected that holders of B shares will receive dividends through the dividend access mechanism applicable to such shares. The dividend access mechanism is described more fully on page 205.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	73

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

Taking account of Shell’s position and principal risks at December 31, 2017, the Directors have a reasonable expectation that Shell will be able to continue in operation and meet its liabilities as they fall due over its three-year operating plan period. Annually, the Directors also review Shell’s strategic plan which takes account of longer-term forecasts including external environment factors and Shell’s business portfolio developments and endorse any updates required. “Business overview” on page 10 describes Shell’s business model, including competitive advantages and key strengths, and its sustainability and resilience. This aims to describe Shell’s long-term viability and ability to meet longer-term commitments such as debt and contractual obligations which can extend over several decades. The Directors continually assess Shell’s portfolio and strategy against a wide range of outlooks, including assessing the potential impacts of various possible energy transition pathways and scenarios for changes in societal expectations in relation to climate change. Shell recognises in its strategy that the world is transitioning to a lower-carbon energy system (see “Climate change and energy transition” on pages 62-66).

Repurchases of shares

At the 2017 Annual General Meeting (AGM), shareholders granted an authority, which expires at the end of the 2018 AGM, for the Company to repurchase up to a maximum of 817 million of its shares (excluding purchases for employee share plans). While no share repurchases for cancellation were made during 2017, the Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of Shell’s financial management. A resolution will be proposed at the 2018 AGM to renew the authority for the Company to purchase its own share capital, up to specified limits, for a further year. This proposal will be described in more detail in the Notice of Annual General Meeting.

Board of Directors

The Directors during the year were Ben van Beurden, Guy Elliott (who stood down on October 18, 2017), Euleen Goh, Simon Henry (who stood down on March 9, 2017), Charles O. Holliday, Catherine J. Hughes (appointed with effect from June 1, 2017), Gerard Kleisterlee, Roberto Setubal (appointed with effect from October 1, 2017), Sir Nigel Sheinwald, Linda G. Stuntz, Jessica

Uhl (appointed with effect from March 9, 2017), Hans Wijers, Patricia A. Woertz (who stood down on May 23, 2017) and Gerrit Zalm [A].

[A] At its meeting in July 2017, the Board authorised a matter declared by Gerrit Zalm, namely his temporary appointment by the Dutch Second Chamber of Parliament to investigate the political support for a coalition government. The matter was authorised subject to certain conditions Gerrit Zalm requested during the term of the appointment, including that he did not participate in the making of decisions related to the Company (whether at meetings of the Directors or otherwise) and that he be excluded from the receipt of information he would otherwise receive in his role as a Director of the Company. Such conditions were revoked in October 2017 after the conclusion of his temporary appointment subject to certain further conditions designed to avoid any future actual or perceived conflicts of interest.

RETIREMENT, reappointment and appointment of Directors

In line with the UK Corporate Governance Code (Code), all Directors will retire at the 2018 AGM and seek reappointment by shareholders, except for Hans Wijers who will stand down as a Director of the Company at the close of business of the AGM on May 22, 2018. Shareholders will also be asked to vote on the appointment of Ann Godbehere with effect from May 23, 2018.

The biographies of all current Directors are given on pages 69-71 and biographies for those seeking appointment or reappointment will also be included in the Notice of Annual General Meeting. Details of the Executive Directors’ contracts can be found on pages 115-116 and copies are available for inspection from the Company Secretary. Furthermore, a copy of the form of these contracts has been filed with the US Securities and Exchange Commission as an exhibit.

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

Directors’ interests

The interests (in shares of the Company or calculated equivalents) of the Directors in office at the end of the year, including any interests of a “connected person” [A], can be found in the “Directors’ Remuneration Report” on pages 104-105.

[A] “Connected person” has the meaning given to “person closely associated” within the Market Abuse Regulation.

Changes in Directors’ share interests during the period from December 31, 2017, to March 14, 2018, can be found in the “Directors’ Remuneration Report” on page 105.

Qualifying third-party indemnities

The Company has entered into a deed of indemnity with each Director who served during the year under identical terms. The deeds indemnify the Directors to the widest extent permitted by the applicable laws of England against all liability incurred as a Director or employee of the Company or of certain other entities.

Related party transactions

Other than disclosures given in Notes 9 and 27 to the “Consolidated Financial Statements” on pages 155 and 177 respectively, there were no transactions or proposed transactions that were material to either the Company or any related party. Nor were there any transactions with any related party that were unusual in their nature or conditions.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	74

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

Likely future developments

Information relating to likely future developments can be found in the “Strategic Report” on pages 06-68.

Research and development

Information relating to Shell’s research and development, including expenditure, can be found in “Business overview” on page 11.

Diversity and inclusion

Information concerning diversity and inclusion can be found in “Our people” on page 67.

Employee communication and involvement

Information concerning employee communication and involvement can be found in “Our people” on page 67.

Corporate social responsibility

A summary of Shell’s approach to corporate social responsibility can be found in “Environment and society” on pages 58-61 and “Our people” on pages 67-68. Further details will be available in the Shell Sustainability Report 2017.

Greenhouse gas emissions

Information relating to greenhouse gas emissions can be found in “Climate change and energy transition” on pages 62-66.

Financial risk management, objectives and policies

Descriptions of the use of financial instruments and Shell’s financial risk management objectives and policies, and exposure to market risk (including price risk), credit risk and liquidity risk can be found in Note 19 to the “Consolidated Financial Statements” on pages 167-172.

Share capital

The Company’s issued share capital on December 31, 2017, is set out in Note 8 to the “Parent Company Financial Statements” on pages 204-205. The percentage of the total issued share capital represented by each class of share is given below.

Share capital percentage	%
Share class
A ordinary	55.10
B ordinary	44.90
Sterling deferred	de minimis

Transfer of securities

There are no significant restrictions on the transfer of securities.

Share ownership trusts and trust-like entities

Shell has three primary employee share ownership trusts and trust-like entities: a Dutch foundation (stichting) and two US Rabbi Trusts. The shares held by the Dutch foundation are voted by its Board and the shares in the US Rabbi Trusts are voted by the Voting Trustee, Newport Trust Company. Both the Board of the Dutch foundation and the Voting Trustee are independent of Shell.

The UK Shell All Employee Share Ownership Plan has a separate related share ownership trust. Shares held by the trust are voted by its trustee, Computershare Trustees Limited, as directed by the participants.

Significant shareholdings

Information concerning significant shareholdings can be found on page 218.

Articles of Association

Information concerning the Articles of Association can be found on pages 83-89.

LISTING RULE INFORMATION [A]

Information concerning the amount of interest capitalised by Shell can be found in Note 6 to the “Consolidated Financial Statements” on page 151.

[A] This information is given in accordance with Listing Rule 9.8.4R.

auditor

A resolution relating to the appointment of Ernst & Young LLP as auditor for the financial year 2018 will be proposed at the 2018 AGM.

Corporate governance

The Company’s statement on corporate governance is included in the “Corporate governance” report on pages 76-89 and is incorporated in this Directors’ Report by way of reference.

Annual General Meeting

The AGM will be held on May 22, 2018, at the Circustheater, Circusstraat 4, 2586 CW, The Hague, The Netherlands. The Notice of Annual General Meeting will include details of the business to be put to shareholders at the AGM.

Signed on behalf of the Board /s/ Linda M. Szymanski
Linda M. Szymanski
Company Secretary
March 14, 2018

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	75

Corporate governance

Dear Shareholders,

I am pleased to introduce this report which describes the activities of your Board during the year along with our governance arrangements and how we have applied the main principles and complied with the relevant provisions set out in the UK Corporate Governance Code (the Code) issued by the Financial Reporting Council (FRC). The Code is regularly reviewed and updated and this is the first time we are required to apply the 2016 version, which incorporates changes relating to audit committee matters.

This year, the Board primarily focused on our three strategic aims:  strengthening our world-class investment case including operational excellence and our financial framework, thriving through the energy transition and sustaining our societal licence to operate. In November 2017, our executive team communicated our progress on delivering these three aims and announced our net carbon footprint ambition. More information on Board meeting discussions can be found in the following pages, and our Strategic Report provides more information on the strategic aims and our net carbon footprint ambition.

Succession is another key topic that remains a Board priority, and 2017 brought several changes to the composition of the Board. In March, we saw the departure of Simon Henry as Chief Financial Officer (CFO). Two of our Non-executive Directors also stood down: Patricia Woertz at the 2017 Annual General Meeting (AGM) in May and Guy Elliott in October. I would like to again thank each of them for their commitment and lasting contributions to the Board.

We appointed Jessica Uhl in March as our CFO, succeeding Simon Henry, and we welcomed Catherine Hughes and Roberto Setubal as Non-executive Directors in June and October respectively. All three appointments were overwhelmingly endorsed by shareholders at the 2017 AGM and we are delighted with the valuable contributions already being made by our new colleagues. Additionally, Linda Szymanski took up her new role as Company Secretary in January 2017.

At the forthcoming AGM, Hans Wijers will stand down as a Non-executive Director having served with distinction for nine years, including service as Senior Independent Director, Chair of the Remuneration Committee and Chair of the Corporate and Social Responsibility Committee. Also at the AGM, shareholders will be asked to vote on the appointment of Ann Godbehere as a Non-executive Director with effect from May 23, 2018.

We take the issue of diversity in the Boardroom very seriously and are mindful of important recent developments in this area. In terms of gender diversity, for example, the Hampton-Alexander Review recommended that a minimum of 33% of directors are women, and I am pleased to report that we meet this target, ranking in the top quartile of FTSE100 companies. We are also committed to gender diversity in our other senior leadership positions and you can read more about this in “Our people” on page 67.

Another important development in the area of diversity was the publication of the Parker Review Committee’s report in October which focussed on ethnic and cultural diversity in the boardroom. Your Board presently has a strong mix of diverse perspectives, and we are currently considering how best to apply the recommendations in the Parker Review given the complexity in some jurisdictions in obtaining ethnicity data. You can read more about our approach to diversity later in this report.

The changes to the composition of the Board in 2017 gave us the opportunity to refresh the membership of the Board committees and you can review these changes and the work of Nomination and Succession Committee later in this report and, in the case of the Audit Committee and the Remuneration Committee, in their separate reports to shareholders on pages 90-93 and pages 94-117 respectively.

The Nomination and Succession Committee had a very busy year. In addition to leading the process for the Board changes noted above, it also continued its focus on ongoing succession planning, monitored and reviewed corporate governance developments and made related recommendations to the Board. There were numerous corporate governance developments throughout the year, including the publication of a paper by the UK government in August setting out its proposed corporate governance reforms and the publication of a consultation paper by the FRC in December on amendments to the Code.

The government’s paper set out 12 key actions for reform, focussing on matters including executive pay and strengthening the voice of employees and other stakeholders. It is expected that the government will introduce legislation in time for the reforms to apply to accounting periods beginning on or after January 1, 2019. Regarding the Code, the FRC consultation paper proposed both specific amendments suggested by the government and a range of new requirements. The consultation ended in February 2018 and the FRC is aiming to publish the final version of the new Code by early summer. The Nomination and Succession Committee will continue to monitor and review all these developments and make recommendations to the Board at the appropriate time.

In December, the Board conducted its annual performance evaluation. In 2016, we used an external facilitator to conduct an in-depth process lasting from January through to June, however in 2017 we conducted a more streamlined evaluation. It was led by the Nomination and Succession Committee and involved Directors completing a series of confidential online questionnaires made available via a corporate advisory firm. While the process was less extensive than last year, it still proved to be a valuable exercise generating reflective discussions and planned actions. You can read more about the process later in this report.

Finally, I would like to thank my fellow Directors, past and present, for their support in achieving our high standards of corporate governance. We look forward to the publication of the legislative and Code changes that are expected in 2018. We remain committed to our high standards of corporate governance which we believe to be a critical factor to the long-term success of the Company.

Chad Holliday

Chair

March 14, 2018

Statement of Compliance

The Board confirms that throughout the year the Company has applied the main principles and complied with the relevant provisions set out in the Code issued by the FRC in April 2016 [A]. In addition to complying with applicable corporate governance requirements in the UK, the Company must follow the rules of Euronext Amsterdam as well as Dutch securities laws because of its listing on that exchange. The Company must likewise follow US securities laws and the New York Stock Exchange (NYSE) rules and regulations because its securities are registered in the USA and listed on the NYSE.

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

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	76

its corporate governance differences is given below and can be found at www.shell.com/investor.

NON-EXECUTIVE DIRECTOR INDEPENDENCE

The Board follows the provisions of the Code in determining Non-executive Director independence, which states that at least half of the Board, excluding the Chair, should comprise Non-executive Directors determined by the Board to be independent. In the case of the Company, the Board has determined that all the Non-executive Directors at the end of 2017 are wholly independent.

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

The Company’s Audit Committee is not directly responsible for the appointment of independent auditors. However, the Company’s Audit Committee makes recommendations to the Board for it to put to shareholders for approval in general meeting. UK legislation provides that it is for shareholders to agree the appointment, reappointment and removal of the Company’s independent auditors.

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

Shell General Business Principles

The Shell General Business Principles define how Shell subsidiaries are expected to conduct their affairs and are underpinned by the Shell core values of honesty, integrity and respect for people. These principles include, among other things, Shell’s commitment to support fundamental human rights in line with the legitimate role of business and to contribute to sustainable development. They are designed to mitigate the risk of damage to our business reputation and to prevent violations of local and international legislation. They can be found at www.shell.com/sgbp. See “Risk factors” on page 15.

Shell Code of Conduct

Directors, officers, employees and contract staff are required to comply with the Shell Code of Conduct, which is intended to help them put Shell’s business principles into practice. This code clarifies the basic rules and standards they are expected to follow and the behaviour expected of them. These individuals must also complete mandatory Code of Conduct training. Designated individuals are required to complete additional mandatory training on antitrust and competition laws, anti-bribery, anti-corruption and anti-money laundering laws, data protection laws and trade compliance requirements (see “Risk factors” on pages 15-16). The Shell Code of Conduct can be found at www.shell.com/codeofconduct.

Code of Ethics

Executive Directors and Senior Financial Officers of Shell must also comply with a Code of Ethics. This code is specifically intended to meet the requirements of Section 406 of the Sarbanes-Oxley Act and the listing requirements of the NYSE (see above). It can be found at www.shell.com/codeofethics.

Shell Global Helpline

Employees, contract staff, third parties with whom Shell has a business relationship (such as customers, suppliers and agents), and any member of the public (including shareholders) may raise ethics and compliance concerns (anonymously if preferred) through the Shell Global Helpline. This is a worldwide confidential reporting mechanism, operated by an external third party, and is available 24 hours a day, seven days a week by telephone and at www.shell.com or https://shell.alertline.eu.

Board structure and composition

During 2017, the Board comprised the Chair; two Executive Directors, namely the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) [A]; and Non-executive Directors, including the Deputy Chair and Senior Independent Director, as follows:

Period	Number of Non-executive Directors
January 1 to May 23	8
May 24 to May 31	7
June 1 to September 30	8
October 1 to October 18	9
October 19 to December 31	8

[A] With effect from March 9, 2017, Simon Henry stood down as CFO and was succeeded by Jessica Uhl.

At its meeting in July 2017, the Board authorised a matter declared by Gerrit Zalm, namely his temporary appointment by the Dutch Second Chamber of Parliament to investigate the political support for a coalition government. The matter was authorised subject to certain conditions Gerrit Zalm requested during the term of the appointment, including that he did not participate in the making of decisions related to the Company (whether at meetings of the Directors or otherwise) and that he be excluded from the receipt of information he would otherwise receive in his role as a Director of the Company. Such conditions were revoked in October 2017 after the conclusion of his temporary appointment subject to certain further conditions designed to avoid any future actual or perceived conflicts of interest.

A list of current Directors, including their biographies, can be found on pages 69-71.

The Board recognises its collective responsibility for the long-term success of the Company. Generally, it meets eight times a year [A] and has a formal schedule of matters reserved to it. This includes: overall strategy and management; corporate structure and capital structure; financial reporting and control, including approval of the Annual Report and Form 20-F, and interim dividends; oversight and review of risk management and internal control; significant contracts; and succession planning and new Board appointments. The full list of matters reserved to the Board for decision can be found at www.shell.com/investor.

[A] See page 79 for the number of meetings held in 2017.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	77

Role of Directors

The roles of the Chair, a non-executive role, and the CEO are separate, and the Board has agreed their respective responsibilities.

The Chair is responsible for the leadership and management of the Board and for ensuring that the Board and its committees function effectively. One way in which this is achieved is by ensuring Directors receive accurate, timely and clear information. He is also responsible for agreeing and regularly reviewing the training and development needs of each Director (see “Induction and training” below) which he does with the assistance of the Company Secretary.

The CEO bears overall responsibility for the implementation of the strategy agreed by the Board, the operational management of the Company and the business enterprises connected with it. He is supported in this by the Executive Committee which he chairs (see page 80).

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

The Non-executive Directors bring a wide range and balance of skills and international business experience to Shell. Through their contribution to Board meetings and to Board committee meetings, they are expected to challenge and help develop proposals on strategy and bring independent judgement on issues of performance and risk. Generally, prior to each meeting of the Board, the Chair and the Non-executive Directors meet without the Executive Directors to discuss, among other things, the performance of individual Executive Directors. A number of Non-executive Directors also meet major shareholders from time to time.

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

Conflicts of interest

Certain statutory duties with respect to directors’ conflicts of interest are in force under the Companies Act 2006 (the Act). In accordance with the Act and the Articles, the Board may authorise any matter that otherwise may involve any of the Directors breaching their duty to avoid conflicts of interest. The Board has adopted a procedure to address these requirements. It includes the Directors completing detailed conflict of interest questionnaires. The matters disclosed in the questionnaires are reviewed by the Board and, if considered appropriate, authorised in accordance with the Act and the Articles. Conflicts of interest as well as any gifts and hospitality received by and provided by Directors are kept under review by the Board. Further information relating to conflicts of interest can be found on pages 84-85.

Significant commitments of the Chair

The Chair’s other significant commitments are given in his biography on page 70.

Independent professional advice

All Directors may seek independent professional advice in connection with their role as a Director. All Directors have access to the advice and services of the Company Secretary. The Company has provided both indemnities and directors’ and officers’ insurance to the Directors in connection with the performance of their responsibilities. Copies of these indemnities and the directors’ and officers’ insurance policies are open to inspection. A copy of the form of these indemnities has been previously filed with the SEC and is incorporated by reference as an exhibit to this Report.

Board activities during the year

The Board generally meets eight times a year, however in 2017 there were seven meetings, all of which were held in The Hague, the Netherlands.

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

At its meeting in February, the Board focused on strategic issues and laid the foundations for further strategy sessions throughout the year. The strategy sessions were held within the context of the changing global energy market, Shell’s strategy and its competitive positioning. The Board considered risks and opportunities of the current and possible future shape of Shell’s portfolio under various scenarios. During the year the Board also focused on the management of Shell’s financial framework and the levers available to meet its strategic objectives.

Along with the focus on strategic matters, the Board also received reports and presentations on certain of Shell’s activities (including those in Australia, Canada, Kazakhstan, Nigeria and Saudi Arabia), and on the New Energies business, trading and supply, marketing and the Chemicals business, and discussed ways to strengthen the ethics and compliance culture. In addition, it received reports on ethics and compliance, litigation, risk management and internal control, safety and environmental performance, senior management succession and corporate governance developments.

In June, the Board conducted site visits of various Shell operations and offices in the USA (see “Induction and training” below). The visits were designed to provide Directors with first-hand insights into some key US portfolio positions, and Directors held various workforce engagements in those locations as well as external stakeholder engagements in some locations. At its meeting in November, the Board established a committee to oversee matters related to investigations and litigation against the Company regarding oil prospecting licence (OPL) 245, a deep-water block in Nigeria. The committee comprises Linda G. Stuntz (Chair), Euleen Goh and Charles O. Holliday and met once during the year. The remit of the committee is to review and consider matters related to the investigations and litigation and make recommendations to the Board.

Induction and training

Following appointment to the Board, Directors receive a comprehensive induction tailored to their individual needs. This includes site visits and meetings with senior management to enable them to build up a detailed understanding of Shell’s business and strategy, and the key risks and issues which they face. For Catherine J. Hughes and Roberto Setubal, who were appointed to the Board with effect from June 1, 2017, and October 1, 2017, respectively, Director-specific briefing materials and induction sessions were held with various businesses and functions and each participated in separate site visits.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	78

Throughout the year, regular updates on developments in legal matters, governance and accounting are provided to all Directors. The Board regards site visits as an integral part of ongoing Director training, and during the year the locations visited by Directors, individually or in groups, included: the Moerdijk chemical complex and the Pernis refinery in the Netherlands; the Bacton gas terminal in the UK; the Permian Basin in Texas, USA; the Pennsylvania Chemicals Complex in the USA; Gulf of Mexico operations in Louisiana, USA; trading operations in the USA and in the Netherlands; and various Downstream retail sites in the Netherlands, Singapore and the UK. Additional training is available so that Directors can update their skills and knowledge as appropriate.

Attendance at Board and Board committee meetings

Attendance during 2017 for all Board and Board committee meetings is given in the table below.

Attendance at Board and Board committee meetings [A]
	Board	Audit Committee	Corporate and Social Responsibility Committee	Nomination and Succession Committee	Remuneration Committee
Ben van Beurden	7/7
Guy Elliott	5/5	2/2	1/1	4/4
Euleen Goh	7/7	6/6
Simon Henry	2/2
Charles O. Holliday	7/7			6/6
Catherine J. Hughes [B]	4/4		1/2		2/2
Gerard Kleisterlee	7/7	5/5			5/5
Roberto Setubal	2/2	2/2
Sir Nigel Sheinwald	7/7		6/6		3/3
Linda G. Stuntz	7/7	6/6		6/6
Jessica Uhl	5/5
Hans Wijers	7/7		6/6	6/6
Patricia A. Woertz	2/2		2/2		2/2
Gerrit Zalm [C][D]	4/5	3/3			4/4

[A] The first figure represents attendance and the second figure the possible number of meetings. For example, 7/7 signifies attendance at seven out of seven possible meetings. Where a Director stood down from the Board or a Board committee during the year, or was appointed during the year, only meetings before standing down or after the date of appointment are shown.

[B] Catherine J. Hughes was unable to attend the meeting of the Corporate and Social Responsibility Committee held in November 2017 due to an external business commitment made prior to her joining the Board.

[C] Gerrit Zalm was unable to attend the meeting of the Board held in March 2017 due to illness.

[D] At its meeting in July 2017, the Board authorised a matter declared by Gerrit Zalm subject to certain conditions, including that he did not participate in the making of decisions related to the Company and that he be excluded from the receipt of information he would otherwise receive in his role as a Director of the Company. Such conditions were revoked in October 2017 subject to certain further conditions designed to avoid any actual or perceived conflicts of interest. As a result of such arrangement, the possible number of meetings that Gerrit Zalm was permitted to attend was five Board, three Audit Committee and four Remuneration Committee meetings. Further information can be found on page 77.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	79

Board evaluation

During the year, the Board carried out its annual performance evaluation. As in previous years, this was led by the Nomination and Succession Committee. On this occasion, it engaged Lintstock Limited, a London-based corporate advisory firm with no other connection to the Company, as an external facilitator to assist in the process.

The process involved each Director completing a confidential online questionnaire designed by the external facilitator and the Nomination and Succession Committee. The completed questionnaires were only available to the facilitator, which prepared a report for the Chair, the Deputy Chair and the chairs of the Board committees.

In December, the performance of the Board as a whole and the Board committees was discussed by the Nomination and Succession Committee and subsequently by the full Board. The discussions were led by the Chair and focussed on issues such as:

■	Board composition, dynamics, expertise and support;
■	the Board’s understanding of the views and requirements of major investors, employees, governments, customers and communities;
■	the management and focus of meetings; and
■	the capacity of the organisation to deliver Shell’s strategy.

The top priorities for the Board over the coming year were discussed and it was agreed that they included financial performance, the energy transition and the strategy for New Energies, digitalisation and succession planning.

The performance evaluation of the Chair was reviewed in a session led by the Deputy Chair with attendance by all other Directors excluding the Chair. Directors had previously answered questions which included matters related to his relationship and communications with the CEO and other Directors, his management of the input of Directors both inside and outside Board meetings, and his relationship with stakeholders, including shareholders. It was concluded that the Chair’s performance was very positive.

Executive Committee

The Executive Committee operates under the direction of the CEO in support of his responsibility for the overall management of Shell’s business. The CEO has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders’ general meeting.

The current composition of the Executive Committee is as follows:

Executive Committee
Ben van Beurden	CEO [A][B]
Jessica Uhl	CFO [A][B][C]
John Abbott	Downstream Director [B]
Harry Brekelmans	Projects & Technology Director [B]
Andrew Brown	Upstream Director [B]
Ronan Cassidy Donny Ching	Chief Human Resources & Corporate Officer [B] Legal Director [B]
Maarten Wetselaar	Integrated Gas and New Energies Director [B]

[A] Director of the Company.
[B] Designated an Executive Officer pursuant to US Exchange Act Rule 3b-7. Beneficially owns less than 1% of outstanding classes of securities.
[C] Jessica Uhl was appointed a Director of the Company and a member of the Executive Committee with effect from March 9, 2017. She succeeded Simon Henry as CFO who stood down from that date.

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

AUDIT COMMITTEE

The Audit Committee Report, which sets out the composition and work of the Audit Committee during 2017, is on pages 90-93.

CORPORATE AND SOCIAL RESPONSIBILITY COMMITTEE

The members of the Corporate and Social Responsibility Committee are Hans Wijers (Chair of the Committee), Catherine J. Hughes (appointed with effect from November 1, 2017) and Sir Nigel Sheinwald. Guy Elliott (appointed with effect from March 8, 2017) and Patricia A. Woertz stood down as members of the Committee on October 18, 2017 and May 23, 2017, respectively. The Committee met six times during the year; the Committee members’ attendances are shown on page 79.

The Committee has a mandate to maintain a comprehensive overview of the policies and performance of the subsidiaries of the Company with respect to the Shell General Business Principles and the Shell Code of Conduct, as well as major issues of public concern. Conclusions and recommendations made by the Committee are reported directly to executive management and the Board.

The Committee fulfils its responsibilities by reviewing a wide range of areas, including the management of health, safety, security, environmental and social impacts of projects and operations. It does this through a series of reviews of performance, audit findings and other specific areas, such as process safety. It also monitors major issues of public concern and Shell’s strategy to address them, especially in respect of environmental and social issues, and matters regarding ethics and compliance. In addition, it provides input into the Shell Sustainability Report and reviews a draft of the report before publication.

The key topics discussed by the Committee in 2017 were the energy transition, net carbon footprint ambition, carbon dioxide and methane related developments, induced seismic activity in Groningen province, the Netherlands, Shell’s operations in Nigeria, human rights, asset integrity and process safety.

In addition to holding regular formal meetings, the Committee visits Shell locations and meets with local staff and external stakeholders to hear their perspectives and observe how Shell’s standards regarding health, safety, security, the environment and social performance are being implemented. In 2017, the Committee visited the Pennsylvania Chemicals Complex in the USA, where it engaged with employees, contractors and local stakeholders. Individual Committee members visited the Pernis refinery in the Netherlands and the Bacton gas terminal in the UK.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	80

NOMINATION AND SUCCESSION COMMITTEE

The members of the Nomination and Succession Committee are Charles O. Holliday (Chair of the Committee), Linda G. Stuntz, and Hans Wijers. Guy Elliott stood down as a member of the Committee on October 18, 2017. The Committee met six times during the year; the Committee members’ attendances are shown on page 79.

The Committee continually reviews the leadership needs of the Company and identifies and nominates suitable candidates for the Board’s approval to fill vacancies when they arise. In addition, it makes recommendations on who should be appointed Chair of the Audit Committee, the Corporate and Social Responsibility Committee and the Remuneration Committee and, in consultation with the relevant chair, recommends who should sit on the Board committees. It also makes recommendations on corporate governance guidelines, monitors compliance with corporate governance requirements and makes recommendations on disclosures connected with corporate governance of its appointment processes.

During 2017, the Committee dealt with the appointment of two new Non-executive Directors, namely Catherine J. Hughes and Roberto Setubal. The appointment process involved the Committee agreeing on a candidate profile and, following an interview and benchmarking process, making a recommendation to the Board. The Board then sought shareholder approval for the appointments at the 2017 AGM held in May, proposing that the appointments be effective from June 1 and October 1, respectively. Both appointments were overwhelmingly endorsed by shareholders, as was the reappointment of Jessica Uhl (CFO) whose original appointment was effective from March 9, 2017, and had been recommended by the Committee to the Board in December 2016.

In addition to continuing its ongoing programme of succession planning for the non-executive Directors and in particular for the Deputy Chair and Senior Independent Director, the Committee also considered the senior management talent pipeline and scheduled a series of meetings with prospective candidates with future senior leadership appointments in mind. It also reviewed Board committee membership and made a number of recommendations to the Board, considered any potential conflicts of interest and the independence of the Non-executive Directors and led the Board evaluation process. The Committee also approved a more formal review process in relation to the acceptance by Directors of additional directorships or other appointments and indeed considered a number of such directorships and appointments in accordance with the new process.

In accordance with its terms of reference, the Committee monitored and reviewed corporate governance developments throughout the year. Such developments were numerous, and included UK government proposals related to matters such as executive pay and the role of employees and other stakeholders, and a proposed wide-ranging reform of the Code by the FRC. The monitoring and review of these and other corporate governance developments, as well as considering whether and how current Company governance matters should be strengthened, is likely to keep the Committee engaged for the remainder of 2018 and beyond.

The Board continues to take the issue of boardroom diversity seriously and believes maintaining an appropriate level of diversity is key to its effective performance. It is mindful of external developments in this area, including the Hampton-Alexander Review which recommended that a minimum of 33% of directors are women and the publication of the Parker Review Committee’s report in October, which focused on ethnic and cultural diversity in the boardroom. While the Board itself meets the gender diversity target, it is also keen to ensure gender diversity in other senior leadership positions across Shell[A]. As regards ethnic and cultural diversity, the Board will look to see how it can best apply the recommendations of the Parker Review report during the Board appointment process.

[A] More information on gender diversity is given in “Our people” on page 67.

As part of its annual programme of work, the Committee reviewed its terms of reference and made certain amendments in relation to diversity to reflect changes to the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules. The amendment extends the list of aspects for consideration by the Board to include age, educational and professional background when applying its goal of becoming more diverse [A].

[A] The terms of reference of the Nomination and Succession Committee can be found at www.shell.com/investor.

The Committee was assisted during the year by Egon Zehnder and Russell Reynolds, external global search firms, whose main role was to propose suitable candidates. Egon Zehnder and Russell Reynolds do not have any connection with the Company other than that of search consultants.

REMUNERATION COMMITTEE

The Directors’ Remuneration Report, which sets out the composition and work of the Remuneration Committee, the Directors’ remuneration for 2017 and the Directors’ Remuneration Policy which was approved by shareholders at the 2017 AGM, is on pages 94-117.

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

Results presentations and analysts’ meetings

The quarterly, half-yearly and annual results presentations, as well as all major analysts’ meetings, are announced in advance on the Shell website and through a regulatory release. Generally, presentations are broadcast live via webcast and teleconference. Other meetings with analysts or investors are not normally announced in advance, nor can they be followed remotely by webcast or any other means. Procedures are in place to ensure that discussions in such meetings are always limited to non-material information or information already in the public domain.

Results and meeting presentations can be found at www.shell.com/investor. This is in line with the requirement to ensure that all shareholders and other parties in the financial market have equal and simultaneous access to information that may influence the price of the Company’s securities.

Notification of major shareholdings

Information concerning notifications of major shareholdings can be found on page 218.

Responsibility for preparing the annual report and accounts

Information concerning the responsibility for preparing the Annual Report and Accounts can be found on page 73.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	81

Controls and procedures

The Board is responsible for maintaining a sound system of risk management and internal control, and for regularly reviewing its effectiveness. It has delegated authority to the Audit Committee to assist it in fulfilling its responsibilities in relation to internal control and financial reporting (see “Audit Committee Report” on pages 90-93).

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

The system of risk management and internal control over financial reporting is an integral part of the control framework. Regular reviews are performed to identify the significant risks to financial reporting and the key controls designed to address them. These controls are documented, responsibility is assigned, and they are monitored for design and operating effectiveness. Controls found not to be effective are remediated. The principal risks faced by Shell are set out in “Risk factors” on pages 12-16.

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

A risk appetite framework has been defined with three different risk appetite lenses that have been applied (Strategic Risk Appetite, Operational Risk Appetite and Conduct Risk Appetite). Risk appetite parameters have been identified and are being monitored. The Strategic Risk Appetite lens supplements current and future portfolio considerations, with specific focus on explicit articulation of key strategic beliefs. The Operational Risk Appetite lens promotes both a more granular assessment of risks that the organisation faces and the purposeful assessment of risk appetite. The Conduct Risk Appetite lens brings together a number of leading and lagging risk indicators, which help to provide a more holistic view of the culture of the organisation.

Shell has a climate change risk management structure in place which is supported by standards, policies and controls (see “Risk factors” on page 13 and “Climate change and energy transition” on pages 62-63). Climate change and risks resulting from greenhouse gas emissions have been identified as a significant risk factor for Shell and are managed in accordance with other significant risks through the Board and Executive Committee.

Many of our major projects and operations are conducted in joint arrangements or associates, which may reduce the degree of control and ability to identify and manage risks (see “Risk factors” on page 15). In each case, Shell appoints a representative to manage its interests who seeks to ensure that such projects operate under equivalent standards to Shell.

We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. In addition, we and our joint arrangements and associates face the risk of litigation and disputes worldwide (see “Risk factors” on page 13). We continuously monitor geopolitical developments and societal issues relevant to our interests. Employees who engage with government officials are subject to specific training programmes, procedures and regular communications, in addition to Shell General Business Principles and Shell Code of Conduct compliance. We are prepared to exit a country if we believe we can no longer operate in that country in accordance with our standards and applicable law, and we have done so in the past.

The Board confirms that there is a robust process for identifying, evaluating and managing the principal risks to the achievement of Shell’s objectives. This has been in place throughout 2017 and up to the date of this Report and is regularly reviewed by the Board and accords with the Internal Control: Guidance to Directors (formerly known as the Turnbull Guidance).

MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES OF SHELL

As indicated in the certifications in Exhibits 12.1 and 12.2 of this Report, Shell’s CEO and CFO have evaluated the effectiveness of Shell’s disclosure controls and procedures at December 31, 2017. Based on that evaluation, they concluded that Shell’s disclosure controls and procedures are effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF SHELL

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over Shell’s financial reporting and the preparation of the “Consolidated Financial Statements”. It conducted an evaluation of the effectiveness of Shell’s internal control over financial reporting and the preparation of the “Consolidated Financial Statements” based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, management concluded that, at December 31, 2017, the Company’s internal control over Shell’s financial reporting and the preparation of the “Consolidated Financial Statements” was effective.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	82

Ernst & Young LLP, the independent registered public accounting firm that audited the “Consolidated Financial Statements”, has issued an attestation report on the Company’s internal control over financial reporting, as stated in its report on page 135.

THE TRUSTEE’S AND MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES FOR THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

The Trustee of the Royal Dutch Shell Dividend Access Trust (the Trustee) and Shell’s CEO and CFO have evaluated the effectiveness of the disclosure controls and procedures in respect of the Dividend Access Trust (the Trust) at December 31, 2017. On the basis of this evaluation, these officers have concluded that the disclosure controls and procedures of the Trust are effective.

THE TRUSTEE’S AND MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST

The Trustee is responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting. The Trustee and the Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. On the basis of this evaluation, the Trustee and management concluded that, at December 31, 2017, the Trust’s internal control over financial reporting was effective.

Ernst & Young LLP, the independent registered public accounting firm that audited the Trust’s financial statements, has issued an attestation report on the Trustee’s and management’s internal control over financial reporting, as stated in its report on pages 210-211.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has not been any change in the internal control over financial reporting of Shell or the Trust that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting. Material financial information of the Trust is included in the “Consolidated Financial Statements” and is therefore subject to the same disclosure controls and procedures as Shell. See the “Royal Dutch Shell Dividend Access Trust Financial Statements” on pages 213-216 for additional information.

Articles of Association

The following summarises certain provisions of the Articles [A] and of the applicable legislation (the legislation). This summary is qualified in its entirety by reference to the Articles and the Act.

[A] Copies of the Articles have been previously filed with the SEC and are incorporated by reference as exhibits to this Report. They can be found at www.shell.com.

MANAGEMENT AND DIRECTORS

The Company has a single tier Board of Directors headed by a Chair, with management led by a CEO. See “Board structure and composition” on page 77.

Number of Directors

The Articles provide that the Company must have a minimum of three and can have a maximum of 20 Directors (disregarding alternate directors), but these restrictions can be changed by the Board.

Directors’ shareholding qualification

The Directors are not required to hold any shares in the Company [A].

[A] While the Articles do not require Directors to hold shares in the Company, the Remuneration Committee believes that Executive Directors should align their interests with those of shareholders by holding shares in the Company. The CEO is expected to build up a shareholding of seven times his base salary over five years from appointment and other Executive Directors are expected to build up a shareholding of four times their base salary over the same period. Non-executive Directors are encouraged to hold shares with a value equivalent to 100% of their fixed annual fee and maintain that holding during their tenure. All Directors hold shares and such interests can be found in the “Directors’ Remuneration Report” on pages 104-105.

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

Any Director who retires at an AGM may offer themselves for reappointment by the shareholders.

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

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	83

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

The Company can pay the reasonable travel, hotel and incidental expenses of each Director incurred in attending and returning from general meetings, meetings of the Board or committees of the Board or any other meetings which, as a Director, he is entitled to attend. The Company will pay all other expenses properly and reasonably incurred by each Director in connection with the Company’s business or in the performance of his duties as a Director. The Company can also fund a Director’s or former Director’s expenditure and that of a Director or former Director of any holding company of the Company for the purposes permitted by the legislation and can do anything to enable a Director or former Director of the Company or any holding company of the Company to avoid incurring such expenditure all as provided in the legislation.

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

Where the Board gives authority in relation to a conflict of interest or where any of the situations described in (i) to (v) of “Other conflicts of interest” on the next page applies in relation to a Director: (i) the Board may (whether at the relevant time or subsequently) (a) require that the relevant Director is excluded from the receipt of information, the participation in discussion and/or the making of decisions related to the conflict or the situation and (b) impose upon the relevant Director such other terms for the purpose of dealing with the conflict or situation as they think fit; (ii) the relevant Director will be obliged to conduct himself in accordance with any terms imposed by the Board in relation to the conflict or situation; (iii) the Board may also provide that, where the relevant Director obtains (other than through his position as a Director of

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	84

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

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	85

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

The Board can offer shareholders of ordinary shares (excluding any shareholder holding shares as treasury shares) the right to choose to receive extra ordinary shares, which are credited as fully paid up, instead of some or all of their cash dividend. Before the Board can do this, shareholders must have passed an ordinary resolution authorising the Board to make this offer.

Dividend access mechanism for B shares

General

A and B shares are identical, except for the dividend access mechanism, which will only apply to B shares. Dividends paid on A shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

It is the expectation and the intention, although there can be no certainty, that holders of B shares will receive dividends through the dividend access mechanism. Any dividends paid on the dividend access shares will have a UK source for UK and Dutch tax purposes. There will be no Dutch withholding tax on such dividends. For further details regarding the tax treatment of dividends paid on the A and B shares and American Depositary Shares (ADSs), refer to “Shareholder information” on pages 222-223.

Description of dividend access mechanism

The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited (Shell Transport), and BG Group plc, now BG Group Limited (BG), have each issued a dividend access share to Computershare Trustees (Jersey) Limited as Trustee. Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access shares on trust for the holders of B shares and will arrange for prompt disbursement of such dividends to holders of B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and BG and any dividends which are unclaimed after 12 years will revert to Shell Transport and BG, as appropriate. Holders of B shares will not have any interest in either dividend access share and will not have any rights against Shell Transport and BG as issuers of the dividend access shares. The only assets held on trust for the benefit of the holders of B shares will be dividends paid to the Trustee in respect of the dividend access shares.

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

In particular, under their respective articles of association, Shell Transport and BG are each only able to pay a dividend on their respective dividend access share which represents a proportional amount of the aggregate of any dividend announced by the Company on the B shares in respect of the relevant period, where such proportions are calculated by reference to, in the case of Shell Transport, the number of B shares in existence prior to completion of the Company’s acquisition of BG (the Acquisition) and, in the case of BG, the number of B shares issued as part of the Acquisition, in each case as against the total number of B shares in issue immediately following completion of the Acquisition.

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

The dividend access mechanism may be suspended or terminated at any time by the Company’s Directors or the Directors of Shell Transport or BG, for any

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	86

reason and without financial recompense. This might, for instance, occur in response to changes in relevant tax legislation.

The daily operations of the Trust are administered on behalf of the Company by the Trustee. Material financial information of the Trust is included in the “Consolidated Financial Statements” and is therefore subject to the same disclosure controls and procedures as Shell.

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

The sterling deferred shares have the following rights and restrictions: (i) on a distribution of assets of the Company among its shareholders on a winding-up, the holders of the sterling deferred shares will be entitled (such entitlement ranking in priority to the rights of holders of ordinary shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each sterling deferred share; (ii) save as provided in (i), the holders of the sterling deferred shares will not be entitled to any participation in the profits or assets of the Company; (iii) the holders of sterling deferred shares will not be entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of the Company; (iv) the written consent of the holders of three-quarters in nominal value of the issued sterling deferred shares or the sanction of a special resolution passed at a separate general meeting of the holders of the sterling deferred shares is required if the special rights and privileges attaching to the sterling deferred shares are to be abrogated, or adversely varied or otherwise directly adversely affected in any way (the creation, allotment or issue of shares or securities which rank in priority to or equally with the sterling deferred shares, or of any right to call for the allotment or issue of such shares or securities, is for these purposes deemed not to be an abrogation or variation or to have an effect on the rights and privileges attaching to sterling deferred shares); (v) all provisions of the Articles relating to general meetings of the Company will apply, with necessary modifications, to every general meeting of the holders of the sterling deferred shares; (vi) subject to the legislation, the Company will have the right at any time to redeem any such sterling deferred shares (provided that it is credited as fully paid) at a price not exceeding £1 for all the sterling deferred shares redeemed at any one time (to be paid on such date as the Board shall select as the date of redemption to such one of the holders, if more than one, as may be selected by lot) without the requirement to give notice to the holder(s) of the sterling deferred shares; (vii) if any holder of a sterling deferred share to be redeemed fails or refuses to surrender the share certificate(s) or indemnity for such sterling deferred share or if the holder selected by lot to receive the redemption monies fails or refuses to accept the redemption monies payable in respect of it, such sterling deferred share will, notwithstanding the foregoing, be redeemed and cancelled by the Company and, in the event of a failure or refusal to accept the redemption monies, the Company will retain such money and hold it on trust for the selected holder without interest, and, in each case, the Company will have no further obligation whatsoever to the holder of such sterling deferred share; and (viii) no sterling deferred share will be redeemed otherwise than out of distributable profits or the proceeds of a fresh issue of shares made for the purposes of the redemption or out of capital to the extent permitted by the legislation.

Calls on shares

The Board can call on shareholders to pay any money which has not yet been paid to the Company for their shares. This includes the nominal value of the shares and any premium which may be payable on those shares. The Board can also make calls on people who are entitled to shares by law.

Winding-up of the Company

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

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	87

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

Disputes between a shareholder or ADS holder and Royal Dutch Shell plc, any subsidiary, Director or professional service provider

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

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	88

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

Signed on behalf of the Board
/s/ Linda M. Szymanski

Linda M. Szymanski
Company Secretary March 14, 2018

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	89

Audit Committee Report

Dear Shareholders,

I am pleased to present our annual Audit Committee Report which provides an insight into our work, the issues handled and the focus of the Audit Committee’s (AC) deliberations during 2017. The AC assists the Board in fulfilling its oversight responsibilities in areas such as the integrity of financial reporting, the effectiveness of the risk management and internal control system and related governance and compliance matters. We are also responsible for making a recommendation to the Board on the appointment or reappointment of the external auditor.

At our meetings in 2017 we were briefed on and discussed a variety of topics including special topics such as: key control matters relating to trading and supply; information risk management; risks faced by Shell in the context of a changing tax landscape; the governance and management of retirement benefit arrangements; and the management and governance of non-Shell-operated joint ventures. We received briefings from the Chief Internal Auditor on the effectiveness of Shell’s risk management and internal control system and on outcomes of significant audits and notable control weaknesses, including potential improvements and mitigating actions agreed with management. Specific attention was given to topics that we considered particularly significant, including issues and judgements relating to Shell’s 2017 Consolidated Financial Statements, as discussed in more detail later in this report together with how we addressed them.

Shell’s independence policy regarding the provision of services by the external auditor was updated with effect from January 1, 2017, in order to take account of changes in related standards and regulatory requirements, and the independence of the external auditor was carefully monitored in line with this policy.

We again carefully considered the appropriateness of the viability statement, including whether the three-year period selected by the Board for the review of Shell’s prospects, in line with the operating plan, remained suitable. We concluded that this remained the case and was in line with prevailing market practice. The factors which we further considered in support of the viability statement are discussed later in this report.

As with the Board’s annual performance evaluation for 2017, the AC’s performance evaluation was also facilitated by Lintstock Limited, a London-based corporate advisory firm. Each AC member completed a confidential questionnaire related to the AC’s performance via a secure web-based system and our discussion of the outcomes was assisted by a performance evaluation report produced by Lintstock. We concluded that the AC was effective and able to fulfil its role in accordance with its terms of reference, which can be found at www.shell.com/investor. As part of the evaluation the AC discussed the priorities, in addition to the standing items, for its 2018 agenda, including a visit to the trading and supply office in London and further discussions on Shell’s insurance arrangements, IFRS 16 implementation, regulatory developments and information risk management.

Finally, Guy Elliott and Gerard Kleisterlee stood down from the AC in March and November 2017, respectively. I would like to thank each of them for their outstanding contributions to the Committee. We were delighted to welcome Gerrit Zalm and Roberto Setubal with effect from March and October, respectively; their respective expertise will be valuable to the work of the committee.

Euleen Goh

Chair of the Audit Committee

March 14, 2018

Composition of the Audit Committee

During 2017, the members of the AC were Euleen Goh (Chair of the AC), Linda G. Stuntz, Guy Elliott (who stood down as a member on March 8, 2017), Gerard Kleisterlee (who stood down as a member on November 1, 2017), Gerrit Zalm (appointed as a member with effect from March 8, 2017) and Roberto Setubal (appointed as a member with effect from October 1, 2017), all of whom are financially literate, independent Non-executive Directors. In respect of the year ended December 31, 2017, for the purposes of the UK Corporate Governance Code, Euleen Goh qualifies as a person with “recent and relevant financial experience” and competence in accounting and, for the purposes of US securities laws, an “audit committee financial expert”. The AC had six meetings during the year; the AC members’ attendances are shown on page 79. The experience of the AC members outlined on pages 69-71 demonstrates that the AC as a whole has competence relevant to the sector in which Shell operates. The AC members have gained further knowledge and experience of the sector as a result of their Board membership and through various site visits since their respective appointments.

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

Activities

The AC covers a variety of topics in its meetings. These include both standing items that the AC considers as a matter of course, typically in relation to the quarterly unaudited financial statements, control issues, accounting policies and judgements and reporting matters, and a range of topics relevant to Shell’s control framework. The AC invites the Chief Executive Officer, the Chief Financial Officer, the Legal Director, the Chief Internal Auditor, the Executive Vice President Controller, the Vice President Accounting and Reporting and the external auditor to attend each meeting. The Chair of the Board also regularly attends the meetings as an observer. Other members of management attend when requested. At every meeting, the AC holds private sessions separately with the external auditor and the Chief Internal Auditor without members of management, except for the Legal Director, being present.

During 2017, the AC received comprehensive reports from management and the internal and external auditors. In particular, it discussed with the Chief Financial Officer, the Executive Vice President Controller, the Vice President Accounting and Reporting and the external auditor issues that arose on accounting policies, practices and reporting, and reviewed aggregated whistle-blowing reports, internal audit reports and analyses of financial reporting matters. The AC assessed the robustness of information risk management, including the monitoring of access controls, use of lightly managed applications, and the management of cyber threats and information security incidents generally. To inform its assessment, the AC received an update on the status of information risk management from the Chief Information Officer to receive assurance on the appropriate levels of controls and activities undertaken. The AC also reviewed assurances for: proved oil and gas reserves; discount rates used for financial reporting, particularly with respect to impairment testing; policy and procedures for the use of non-GAAP measures/alternative performance measures; changes related to the joint venture Nederlandse Aardolie Maatschappij B.V.’s earthquake-related

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	90

provisions, considering the latest hazard and risk assessment study; and the effectiveness of financial controls. The AC discussed with the Chief Ethics and Compliance Officer her annual report on compliance matters, including regulatory developments and compliance risks.

The AC discussed with management the Company’s responses to matters raised by the UK Financial Reporting Council’s (FRC) Corporate Reporting Review team as a result of the FRC’s thematic review of companies’ disclosures of significant accounting judgements and sources of estimation uncertainty. The responses, including how Shell is proposing to use the review to improve its disclosures, were welcomed by the FRC and enabled its enquiries to be closed out. We note the inherent limitations of the FRC’s review. The FRC stated that the scope of its review was based on the Company’s 2016 Annual Report and Accounts and was conducted by staff of the FRC who have an understanding of the relevant legal and accounting framework. The review did not benefit from detailed knowledge of the Company’s business or an understanding of the underlying transactions entered into. The FRC’s review only covered the specific disclosures relating to this thematic review and did not provide assurance that the Company’s 2016 Annual Report and Accounts are correct in all material respects.

The AC also discussed the Company’s Annual Report and Accounts, half-year report and quarterly unaudited financial statements with management and the external auditor. The AC reviewed, discussed and approved the internal audit function’s annual audit plan. It also reviewed the internal audit’s performance self-assessment report focusing on impact of the audits, people, audit quality and compliance, and operational excellence. The AC assessed the performance of the internal audit function as effective. The AC also reviewed, considered and approved the external audit plan (including the audit scope and materiality levels) and related remuneration to ensure that the level of fees would allow an effective and high-quality audit to be conducted by the external auditor.

In addition to the items discussed under significant issues on page 92, the AC also requested reports on matters that it deemed appropriate, for example: accounting for retirement benefits; the impact of new accounting standards not yet adopted (IFRS 9 Financial Instruments, IFRS 15 Revenue from Contracts with Customers and IFRS 16 Leases); ethics and compliance; litigation matters, including investigations by authorities in various countries relating to Shell’s investment in Nigerian oil block OPL 245 and the 2011 settlement of litigation pertaining to that block (see “Corporate governance” on page 78 and Note 25 to the “Consolidated Financial Statements” on pages 175-176); tax transparency; and new and impending regulatory requirements.

As requested by the Board, the AC advised the Board of its view that the Annual Report including the financial statements for the year ended December 31, 2017, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess Shell’s position and performance, business model and strategy (see the “Directors’ Report” on pages 73-74). To arrive at this conclusion, the AC critically assessed drafts of the Annual Report including the financial statements and discussed with management the process undertaken to ensure that these requirements were met. This process included: verifying that the contents of the Annual Report are consistent with the information shared with the Board and management during the year to support their assessment of Shell’s position and performance; ensuring that consistent materiality thresholds are applied for favourable and unfavourable items; considering comments from the external auditor; and receiving assurance from the Executive Committee (EC). The AC further reviewed and considered the Directors’ half-year and full-year statements with respect to the going concern basis of accounting. As noted in the viability statement, the Board also reviews the strategic plan which takes account of longer-term forecasts. Factors considered included: external environment factors such as oil and gas prices; the financial framework; Shell’s business portfolio developments; and the project funnel to support future growth. The AC considered the viability statement and supported its inclusion in the “Directors’ Report” on page 74.

SYSTEM OF Risk MANAGEMENT and Internal CONTROL

The AC reviewed, discussed and briefed the Board on the regular reports on risks, controls and assurance, including the annual assessment of the system of risk management and internal control, in order to monitor the effectiveness of the procedures for internal control over financial reporting, compliance and operational matters. This included the Company’s evaluation of the internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act.

Significant issues

The AC assessed the following significant issues, including those related to Shell’s 2017 Consolidated Financial Statements. The AC was satisfied with how each of the issues below was addressed. As part of this assessment, the AC received reports, requested and received clarification from management, and sought assurance and received input from the internal and external auditors.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	91

Significant issues
Subject	Issue	How the AC addressed the issue
DISPOSALS See Notes 5 and 29 to the “Consolidated Financial Statements” on pages 151 and 178.

As part of the disposal programme for 2016-2018, several significant disposals were completed in 2017. Prior to expected disposal, judgement is required in determining whether a sale is highly probable and, if this is the case, the accounting consequence is to change the status to asset held for sale, which may result in an impairment test.

Judgement may also be required in the accounting on disposal, for example in estimating the amount of any liabilities which have been retained by Shell.

The disposal of oil sands and in-situ assets in Canada resulted in impairment and redundancy and restructuring charges.

The separation of assets, liabilities and businesses of the Motiva Enterprises LLC (Motiva) joint venture was a complex transaction accounted for as a disposal of Shell’s 50% interest in Motiva and a subsequent business acquisition.

The AC examined the accounting for assets held for sale and consequential disposals, including: the sale of shares in Woodside in Australia; Upstream assets in the UK North Sea, Ireland and Gabon; SADAF (the petrochemicals joint venture in Al Jubail, Saudi Arabia); as well as a number of smaller disposals. Particular attention was given to the accounting for any retained obligations, the assumptions used in determining any resulting charges and the tax treatment.

With respect to the disposal of oil sands and in-situ assets in Canada, the AC reviewed the accounting for the charges as well as of the utilisation of proceeds to repay inter-company loans.

The AC scrutinised the accounting for the separation of the Motiva joint venture. The AC received information on the purchase price allocation process and supported management’s conclusions on the amount of goodwill recognised as part of the transaction.

IMPAIRMENTS See Notes 2 and 8 to the “Consolidated Financial Statements” on pages 142-148 and 153-155.

The carrying amount of an asset should be tested for impairment when there is a change in circumstances such as a reduction in performance, other than short-term, or being classified as held for sale.

Although oil and gas prices were on average higher in 2017 than in 2016, management decided to change Shell’s long-term price forecasts downwards, following the downward revision of the short-term price outlook in 2016. The downward revision in forecasts was a trigger for impairment testing.

The oil and gas price outlook was reviewed against market developments and benchmarks, and the potential impact of certain price sensitivities were considered. The relevant discount rates utilised were also reviewed.

The AC reviewed the impairment testing of various assets and the impairment charges in respect of certain Integrated Gas, Upstream and Downstream assets which were mainly triggered by asset disposals and the changes in Shell’s oil and gas price outlook.

TAXATION See Notes 2 and 16 to the “Consolidated Financial Statements” on pages 142-148 and 160-162

The determination of tax assets and liabilities requires the application of judgement as to the ultimate outcome, which can change over time depending on facts and circumstances. In particular, the recognition of deferred tax assets requires management to make assumptions regarding future profitability and is therefore inherently uncertain.

The AC reviewed management updates and external auditor assessments on certain tax matters. The AC discussed the recoverability of deferred tax assets, particularly as part of the 2017 disposals, and accepted the resulting assessments of the deferred tax positions. The AC also considered the impact on the financial results arising from the US tax law reform enacted at the end of 2017.

RECOVERABILITY OF GOVERNMENT RECEIVABLES See Notes 2 and 11 to the “Consolidated Financial Statements” on pages 142-148 and 156.

Updates were provided to the AC on the agreements reached in relation to material government receivables, notably in Egypt and Nigeria. The receivables were in respect of various contested expenditures and associated interest, tax, royalty and cost recovery disputes.

The AC reviewed and accepted management assessments of the recoverability of the material receivables.
DEPRECIATION, DEPLETION AND AMORTISATION See Notes 2 and 8 to the “Consolidated Financial Statements” on pages 142-148 and 153-155.

Upstream production assets are generally depreciated on a unit-of-production basis over proved developed reserves, which are calculated in accordance with requirements based on yearly average prices. In the current price environment, it was considered necessary to apply other approaches for certain assets, in order that the periodic depreciation charges more appropriately reflect the expected utilisation of those assets.

Similar to the review carried out in 2016, the AC reviewed the justification to use alternatives to determine the reserves base applied in calculating unit-of-production depreciation for certain Upstream assets, such as using management’s expectations of future oil and gas prices rather than yearly average prices. The AC accepted that this provides a more appropriate phasing of periodic depreciation charges.

DECOMMISSIONING AND RESTORATION PROVISIONS See Note 18 to the “Consolidated Financial Statements” on page 166.

Management undertook a review of the methodology used to calculate decommissioning and restoration provisions and confirmed that it continues to be appropriate. It provided the AC with the outcome of this review, including insights into alternative methodologies.

The AC reviewed and accepted the methodology to arrive at the decommissioning and restoration provisions.
IT CONTROL FRAMEWORK

Management has addressed improvements to the information technology (IT) control framework. Additional attention was provided to the further migration of BG systems, standardisation of IT processes and user access management.

The AC scrutinised actions taken to improve the IT controls, and discussed the challenges with management. The AC requested and were provided with additional information from the internal and external auditors on IT controls.

CYBER-SECURITY	Information on Shell’s management of cyber-security risks was presented to the AC.	The AC discussed the measures in place to mitigate against these risks with the Chief Information Officer.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	92

INTERNAL AUDITOR

The internal audit function is an independent and objective assurance function which aims to improve Shell’s overall control framework. The internal audit function assists in the maintenance of a systematic and disciplined approach to evaluate and improve the design and effectiveness of Shell’s risk management, control and governance processes. The primary role of the internal audit function, through its assurance and investigation activities, is to safeguard value by protecting Shell’s assets, reputation and sustainability in relation to the organisation's defined goals and objectives. The AC defines the responsibility and scope of the internal audit function and approves its annual plan.

The Chief Internal Auditor periodically assesses whether the purpose, authority, and responsibility of the internal audit function continue to enable it to accomplish its objectives. The result of this periodic assessment is communicated to the EC and AC. The Chief Internal Auditor maintains an internal quality assurance and improvement programme, covering all aspects of the internal audit activities, to evaluate the conformance of these activities with the standards of the Institute of Internal Auditors. The programme also assesses the efficiency and effectiveness of the internal audit activities and identifies opportunities for improvement. The result of this annual assessment is communicated to the EC and AC, and includes a reconfirmation to the AC of the continued validity of the charter of the internal audit function, or it proposes an update. At least every five years, the effectiveness and quality of the internal audit function is assessed externally and the report shared with the AC. The next external assessment is due to be conducted in 2018.

ExternaL auditor

At the Annual General Meeting (AGM) in May 2016, the tender process [A] for the appointment of the external auditor for the financial year 2016, which had started in mid-2014, was concluded by shareholder approval for the appointment of Ernst & Young LLP (EY) as the Company’s external auditor for the year ending December 31, 2016. This approval ratified the appointment of EY by the Board in April 2016 to fill the casual vacancy created by the resignation of PricewaterhouseCoopers LLP following the completion of its audit of the Company’s 2015 financial statements. The tender was carried out in compliance with The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 effective January 1, 2015, as issued by the Competition & Markets Authority in the UK.

[A] In October 2015, Shell published a disclosure on its website providing a detailed overview of the auditor tender process, which can be found on www.shell.com/investor.

At the AGM in May 2017, a resolution to reappoint EY as external auditor until the conclusion of the next AGM was approved by shareholders. There are no current plans to retender the appointment. The current external audit partner is Allister Wilson, who has held this position since EY’s initial appointment as external auditor for 2016.

During 2017, the Audit Quality Review (AQR) team of the FRC conducted a review of EY’s audit of Shell’s Consolidated Financial Statements for the year ended December 31, 2016. In December 2017, the AQR team provided their final report to the Chair of the AC. The AC is pleased to note that none of the AQR team’s findings were considered to be of sufficient significance to be included in the AQR team’s report. Additionally, the AQR team’s report noted two particular areas where they considered EY’s audit work to be of a high standard, as well as two specific examples of good audit practice. The AC welcomes the positive outcome of this regulatory review, particularly given the fact that this was EY’s first audit of Shell. The AC evaluated the effectiveness of EY and the external audit process in its second year as auditor, taking into account the results of Shell management’s internal survey relating to EY’s performance over the financial year 2017 as well as views and recommendations from management and the Chief Internal Auditor and its own experiences with the external auditor. Key criteria of the evaluation included: professionalism in areas including competence, integrity and objectivity; efficiency, covering aspects such as service level, cost efficiency and innovation in the audit process; thought leadership and value added; and compliance with relevant legislative, regulatory and professional requirements. The AC concluded that EY had performed effectively.

Following due consideration, the AC will recommend to the Board to propose to the 2018 AGM that EY be reappointed as the external auditor of the Company for the year ending December 31, 2018. There are no contractual obligations that restrict the AC’s ability to make such a recommendation.

As required under UK and US auditing standards, the AC received a letter from EY confirming its independence.

EY presented its views on the Annual Report including the financial statements for the year ended December 31, 2017, to the AC and to the Board.

NON-AUDIT SERVICES

The AC updated its independence policy in respect of the provision of services by the external auditor with effect from January 1, 2017, to accommodate changes in related standard and regulatory requirements. This policy, designed to safeguard auditor objectivity and independence, includes rules relating to the provision of audit services, audit-related services and other non-audit services, and stipulates which services require specific prior approval by the AC.

The policy also defines prohibited services that are not to be provided by the auditor as these represent a risk to external auditor independence. Prohibited services are any that relate to management decision taking or any other service that would compromise auditor independence or the perception thereof. These prohibited services include all services listed as prohibited in the UK and US auditor independence rules.

For certain services that are not prohibited, because of the knowledge and experience of the external auditor and/or for reasons of confidentiality, it can be more efficient or prudent to engage the external auditor rather than another party. This is particularly the case in relation to audit-related assurance services that are closely connected to the audit function where the external auditor has the benefit of experience gained from work already performed as part of the audit.

Under the policy, the AC will only approve services to be carried out by the external auditor or its affiliates where such services do not present a conflict of interest risk in fact or in appearance. The AC reviews quarterly reports from management on the audit and non-audit services reported in accordance with the policy or for which specific prior approval from the AC is being sought. To the extent that the fee value of an additional audit service contract does not individually exceed $500,000, then no prior approval of the AC is required. All non-audit services where the fee for each individual contract exceeds $50,000, including audit-related services, require individual prior approval by the AC. In each case where the audit or non-audit service contract does not exceed the relevant threshold, the matter is subsequently reported to the next quarterly AC meeting.

For UK reporting purposes, the scope of the non-audit services (those that are not prohibited) contracted with the external auditor in 2017 consisted mainly of interim reviews and other audit-related assurance services and the associated compensation amounted to 9% of total auditor’s remuneration.

FEES

Note 28 to the “Consolidated Financial Statements” on page 177 provides a specification of the auditor’s remuneration.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	93

Directors’ Remuneration Report

PRINCIPLES

The principles underpinning the Remuneration Committee’s approach to executive remuneration serve as the foundation for everything we do, and are listed below.

■

Alignment with Shell’s strategy: the Executive Directors’ compensation package should be strongly linked to the achievement of stretching targets that are seen as indicators of the execution of Shell’s strategy.

■	Pay for performance: the majority of the Executive Directors’ compensation (excluding benefits and pensions) should be linked directly to Shell’s performance through variable pay instruments.
■	Competitiveness: remuneration levels should be determined by reference internally against Shell’s Senior Management and externally against companies of comparable size, complexity and global scope.
■	Long-term creation of shareholder value: Executive Directors should align their interests with those of shareholders by holding shares in Royal Dutch Shell plc (the Company).
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

STATEMENT BY THE CHAIR OF THE REMUNERATION COMMITTEE

Dear Shareholders,

As Chair of REMCO, I am pleased to present the Directors’ Remuneration Report for the year ended December 31, 2017. It sets out how we have implemented the policy that was approved by shareholders at the 2017 Annual General Meeting (AGM), in accordance with the principles above. It was gratifying to note 92% of votes were cast in favour of the new policy. Your input, and voting outcomes in recent years, suggest that our policy and approach are appropriate. Since the AGM, much of the Committee’s work has centred on overseeing the implementation of the policy and monitoring its performance.

STRATEGIC AMBITION AND LINK TO REMUNERATION

As REMCO, we believe that the direction of a company should be determined by first agreeing on a strategic ambition and then setting a remuneration policy that aligns with delivering on that ambition. To ensure alignment with Shell’s intent to be a world-class investment, a number of key changes were made with effect from January 1, 2017. This included (i) FCF, the sum of cash flow from operating activities and cash flow from investing activities, replacing EPS as a measure in the Long-term Incentive Plan, to reflect Shell’s focus on strengthening its balance sheet; (ii) the re-balancing of operational excellence measures in the annual bonus scorecard to reflect Shell’s strategic themes; and (iii) the introduction of metrics for greenhouse gas management in the scorecard. We also moved to embed the energy transition into the CEO’s personal performance targets.

The LTIP measures support the strategic intent to deliver competitive returns on capital employed and enhance FCF, while retaining total shareholder return (TSR) as an important underpinning. We feel that it is too early to start including long-term energy transition metrics in remuneration in a meaningful way, not least because the New Energies business is not yet at scale. Shell’s total capital employed was $283 billion at the end of 2017. It will take time for our New Energies business to develop into a profitable and sizable business for Shell. It is therefore included in the CEO’s individual performance targets, rather than Shell-wide incentives. As this new business evolves and matures, we may see it reflected in more specific performance measures.

In my statement last year, I shared with you that FCF would initially be measured on an absolute basis in the LTIP as, following the BG acquisition, Shell has a specific short-term priority to restructure the recently enlarged portfolio, deliver a $30 billion divestment programme and reduce net debt. I am pleased to see the focus on absolute FCF performance and the good progress made with the programme and the debt reduction. As we have not completed the divestment programme, we have concluded that we will maintain FCF on an absolute basis for the 2018 LTIP award.

Shell’s strategy also underlines the importance of LNG, and, consequently, the weighting of the LNG measure in the scorecard was raised when the measures were re-balanced.

Our discussions with you around what are appropriate GHG targets for a company to set, how to drive internal improvements, and how to inform and report to external stakeholders on GHG-related matters, are evolving as understanding and methodologies mature. We believe it is important to have measures that are clear and simple to explain and understand. In 2017, the GHG scorecard measures focused on three specific business areas: refining and chemical plants in our Downstream business and flaring in our Integrated Gas and Upstream businesses, which covered approximately 60% of our direct and energy indirect operated emissions. For 2018, the GHG metrics will evolve and cover close to 90% of Shell’s operated portfolio emissions. This operational focus on GHG emissions intensity in the short term will help to ensure the continued portfolio resilience to climate-related impacts as we prepare for a longer-term energy transition.

LISTENING TO YOUR FEEDBACK

In a rapidly evolving remuneration landscape we attach great importance to a continuous dialogue with institutional investors and other relevant stakeholders and we spend considerable time reflecting on feedback received. We trust you see this reflected in our updated policy. We have considered existing and emerging views on alternative remuneration designs, but decided against further change until broader investor consensus is clear.

We have clearly noted questions about the maximum quantum opportunity in our current structure. REMCO believes that most of the Executive Directors’ compensation should be delivered through variable pay elements, whereby outcome levels are predictable but conditional on the achievement of stretching targets. We strongly believe that outcomes should not reward poor performance and will use our discretion when necessary. Our remuneration package is designed to achieve an average long-term payout at around target. This is 590% of base salary for the CEO and the 10-year average CEO payout has been approximately 550% of base salary. The outcomes are proportional to Shell’s underlying performance and reflect REMCO’s implementation of the policy. Indeed, during shareholder consultations, investors largely acknowledged that REMCO has a track record of setting stretching targets and ensuring that payments are in line with performance. Moreover, the base salary, bonus and LTIP opportunities for the CEO and Chief Financial Officer (CFO) have remained at similar levels for the past decade.

We have also noted questions on threshold vesting levels for the LTIP and we will continue to monitor evolving views on this topic. REMCO believes that Shell’s LTIP structure is not directly comparable with that in many other companies, given the emphasis we place on relative performance against a small peer group of direct competitors, against which median performance (third place in a group of five) is more challenging and is seen as target rather than threshold performance. Outperforming the other oil majors across all relative metrics is seen to represent significant stretch. This can be illustrated by our historical outcomes, with average vesting over the last decade of 75% of the initial award, or 37.5% of the total maximum opportunity.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	94

PAY IN THE WIDER CONTEXT

REMCO believes in remuneration structures that are consistent with those of the wider workforce, which provides for a shared culture and alignment with Shell’s purpose, strategy and values. We pay close attention to pay levels and conditions across Shell and make sure our remuneration packages are both internally consistent and externally competitive. This ensures that the CEO’s pay is not only externally benchmarked, but internally proportionate to that of the CFO, Senior Management and across Shell. We have reviewed Shell’s 2016 CEO pay ratio relative to FTSE 30 and FTSE 100 companies and the various potential outcomes show that we were in line with our peers. The comparison with the FTSE 30 is illustrated below.

CEO: Pay ratio

2016 FTSE 30 CEO single total figure against actual average global employee costs

Lower quartile
Median
Lowest CEO pay ratio
Highest CEO pay ratio
Shell minimum pay ratio[B]
Shell 2016 CEO single total figure pay ratio[A]
Shell maximum pay ratio[B]

[A] See "Single total figure of remuneration for Executive Directors" on page 101.
[B] Calculated based on CEO pay scenarios as illustrated on page 114 against 2016 actual average global employee costs.

However, it is difficult to reflect the CEO’s remuneration meaningfully by reference to a single pay ratio figure in relation to the UK workforce, given the global nature of Shell. As a company, we provide equal pay for work of equal value in the respective countries in which we operate, not just because this is a legal requirement but because it is the right thing to do. In this context, we also reviewed Shell’s UK gender pay gap outcomes and welcome the actions being taken to address gender imbalance in our workforce.

2017 PERFORMANCE CONTEXT AND OUTCOMES

2017 was a transformative year, one in which Shell delivered on a number of fronts. It was a year of strong financial delivery from each of the businesses – FCF was more than $27 billion, production from new projects more than offset the impact of divestments, and there were record LNG liquefaction and sales volumes.

Cash flow from operating activities was around $36 billion, an above target scorecard outcome, which illustrates the cash-generating capability of Shell’s portfolio, with each of our businesses successfully following a strategy focused on cost savings, operational excellence and activities with high margins.

The overall score for operational excellence was near target, with mixed performances on the individual measures within this section. There was strong project delivery performance, reflecting the organisation’s continued focus on delivering projects within budget and on schedule, and outstanding performance in delivering LNG liquefaction volumes. Production volumes were below target, with performance impacted by the shutdown at our Pearl gas-to-liquids plant. The combined refinery and chemicals plant availability measure was below threshold, because of higher maintenance and unplanned downtime.

Sustainable development was near target overall. However, process safety was disappointing and scored below threshold, after five years of improvements, primarily driven by a higher number of incidents reported in Downstream.

The CEO has provided strong leadership on the development of Shell’s roadmap for the energy transition. The CEO is leading the discussion on our ambition to reduce the net carbon footprint of Shell’s energy products in line with society’s drive to align with the Paris Agreement goals, an industry first. The New Energies strategic review was comprehensive, including an assessment of financial information and differentiators, and extensively discussed by the Board. In the next few years, the New Energies business will be strengthened so that it can become a growth priority in the 2020s, and position Shell as a key player in the world’s energy future. The New Energies strategy is ambitious and integral to Shell’s strategic ambition to thrive in the energy transition. Our strategy on climate change is discussed further in “Climate change and energy transition” on pages 62-66.

DECISIONS MADE

Against the above-mentioned background, REMCO made the following decisions regarding the remuneration of the Executive Directors.

Annual bonus

REMCO approved the annual bonus scorecard outcome of 1.13 and no discretion was applied.

Individual performance factor

The Chair reviewed the CEO’s performance with REMCO, and the CEO discussed the CFO’s performance with REMCO. Having considered the very strong leadership the CEO has provided with regard to Shell’s position on the energy transition, along with overall performance, and the CFO’s successful transition into the role, REMCO determined to award them an individual performance factor of 1.2 and 1.0, respectively.

LTIP outcome

Shell’s investment case is built on long-term sustainable performance and creating long-term shareholder value. In an industry with an evolving energy mix landscape, it is important that Shell’s reward arrangements for Executive Directors are aligned with this long-term outlook in our strategic thinking and growth, rather than short-term decision making. For this reason, we have long holding periods, significant shareholding requirements and the majority of our incentives are weighted towards the LTIP. Furthermore, the TSR underpin ensures the final LTIP payout always reflects the shareholder experience over the performance period.

While 2017 was a year of strong financial performance for Shell, over the longer-term performance relative to the other oil majors has been mixed. There was strong relative three-year performance in cash flow from operating activities, median return on average capital employed (ROACE)

and EPS performance, and the TSR outcome was disappointing. The 2015 LTIP award vested below target at 70% (or 35% of maximum).

Overall, this resulted in the variable part of remuneration (annual bonus plus LTIP vesting) paying out below target, in line with the pay for performance approach described earlier, which balances operational performance with long-term competitive financial outcomes.

LOOKING AHEAD

As a committee, we recognise the agenda of the year ahead given the continued focus and debate on executive pay, including evolving corporate governance perspectives and the legislative introduction of CEO pay ratios disclosure in the UK. We will also begin to assess key areas for review in respect of the Directors’ Remuneration Policy in 2018, prior to putting it to a binding vote at the 2020 AGM, and will continue to use shareholder engagements as an opportunity to seek your input to ensure Shell’s remuneration policy is aligned with Shell’s long-term strategy and with your interests.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	95

THIS REPORT

This Directors’ Remuneration Report for 2017 has been prepared in accordance with relevant UK corporate governance and legal requirements, in particular Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). The Board has approved this report.

This report consists of two further sections:

■

the Annual Report on Remuneration (describing 2017 remuneration as well as the planned implementation of the Directors’ Remuneration Policy in 2018) which will be subject to an advisory vote at the 2018 AGM; and

■	the Directors’ Remuneration Policy which was approved by shareholders at the 2017 AGM and is included for reference.

Gerard Kleisterlee

Chair of REMCO

March 14, 2018

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	96

Annual Report on Remuneration

The Annual Report on Remuneration sets out:

■	REMCO and its responsibilities and activities;
■	an illustration of Shell’s strategy and link to remuneration and a summary of remuneration policy implementation in 2017 and 2018;
■	the statement of the planned implementation of policy in 2018; and
■	Directors’ remuneration for 2017.

The base currency in this Annual Report on Remuneration is the euro, as this is the currency of the base salary of the Executive Directors. Where amounts are shown in other currencies, an average exchange rate for the relevant year is used, unless a specific date is stated, in which case the average exchange rate for the specific date is used.

REMUNERATION COMMITTEE

The following Directors were members of REMCO during 2017:

■	Gerard Kleisterlee (Chair of REMCO);

■  Catherine J. Hughes with effect from July 26, 2017;

■	Sir Nigel Sheinwald with effect from May 24, 2017;
■	Patricia A. Woertz until she stood down on May 23, 2017; and
■	Gerrit Zalm.

Biographies of the current members are given on pages 70-71; REMCO meeting attendance is given on page 79.

REMCO’s key responsibilities in respect of Executive Directors include:

■	setting the remuneration policy;
■	agreeing performance frameworks, setting targets and reviewing performance;
■	determining actual remuneration and benefits; and
■	determining contractual terms.

In addition, REMCO has the responsibility for determining the Chair of the Board’s remuneration and for recommending and monitoring the level and structure of remuneration for Senior Management.

REMCO operates within its terms of reference, which are regularly reviewed. They were last updated on January 28, 2015, and are available at www.shell.com.

Advice from within Shell on various subjects, including the Executive Directors’ annual bonus scorecard architecture and the remuneration of Senior Management, was provided by:

■	Ben van Beurden, CEO;
■	Ronan Cassidy, Chief Human Resources & Corporate Officer and Secretary to REMCO; and
■	Stephanie Boyde, Executive Vice President Remuneration, Benefits & Services.

The Chair of the Board and the CEO were consulted on remuneration proposals affecting the CFO.

During 2017, REMCO met five times and its activities included:

■	finalising the Directors’ Remuneration Policy;
■	approving the 2016 Directors’ Remuneration Report;
■	consulting with major shareholders;
■	setting annual bonus performance measures and targets;
■	deciding on base salaries for the CEO and the CFO;
■	determining the 2016 annual bonus outcomes;
■	determining vesting of the 2014 LTIP award for the CEO and the CFO; and
■	tracking external developments and assessing their impact on Shell’s remuneration policy.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	97

Strategy and link to remuneration

Strategy	How the strategy links to the CEO's variable pay	
Thrive in the energy transition	**CEO INDIVIDUAL PERFORMANCE**	The vision for thriving in the energy transition is led by the CEO and embedded in his individual performance targets.
World-class investment case	**LONG-TERM INCENTIVE PLAN**	World-class investment metrics such as cash generation and capital discipline, as well as value created for shareholders, are included in the LTIP.
Strong licence to operate	**ANNUAL BONUS**	Licence to operate measures such as operational excellence and sustainable development are included in the scorecard. These measures are key building blocks to being a world-class investment and support our journey to thrive in the energy transition.

Target CEO pay mix
Fixed pay 21%
Variable pay 79%
0
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

See "CEO pay scenarios" on page 114.

Remuneration at a glance

	2017		2018	2019	2020	2021	2022
FIXED PAY	**Base salary:** CEO: €1,490,000 CFO: €980,000 **Benefits:** Typically include: car allowance, transport between home and office, and medical insurance. **Pension:** Retirement benefits maintained in base country pension arrangements.		**Base pay:** CEO: €1,527,000 (+2.5%) CFO: €995,000 (+1.5%) **Pension:** CEO: Normal retirement age has changed				
ANNUAL BONUS	**Bonus opportunity as a percentage of salary:** Target: CEO: 150% CFO: 120% 2017 outcome: CEO: 201% CFO: 107% **Performance measures:** Cash flow from operating activities – 30% Operational excellence – 50% Sustainable development – 20% **Subject to malus and clawback**	50% delivered in cash	GHG measures in the 2018 scorecard have evolved				
		50% delivered in shares	**Shares subject to three-year holding period which applies beyond an Executive Director's tenure**				
LONG-TERM INCENTIVE PLAN	**2017 LTIP award as a percentage of salary:** Target: CEO: 340% CFO: 270% **Performance measures:** Free cash flow – 25% TSR – 25% ROACE growth – 25% Cash flow from operating activities growth – 25% Vesting of 2015 award: 70% of target (35% of maximum) **Subject to malus and clawback**		Same award opportunities and performance measures as in 2017				
			Three-year performance period			**Vested shares subject to three-year holding period which applies beyond an Executive Director's tenure**	

Executive Directors' shareholding

% of base salary

CEO, Ben van Beurden
CFO, Jessica Uhl
0
100%
200%
300%
400%
500%
600%
700%
Value of shares counting towards guideline at December 31, 2017
Shareholding guideline

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	98

STATEMENT OF 2018 PLANNED IMPLEMENTATION OF POLICY

The Directors’ Remuneration Policy on pages 109-117 took effect from May 23, 2017, and will be effective until the 2020 AGM, unless a further policy is proposed by the Company and approved by shareholders in the meantime. This section describes elements that apply for 2018, some of which have changed compared with 2017 within the boundaries of the policy.

COMPARATOR GROUP

The 2018 benchmarking comparator group is unchanged from 2017 and consists of the other oil majors (BP, Chevron, ExxonMobil, and Total) as well as a selection of major Europe-based companies.

2018 European comparator group
Allianz	Daimler	Rio Tinto
AstraZeneca	Diageo	Roche
BAT	GlaxoSmithKline	Siemens
Bayer	Nestle	Unilever
BHP Billiton	Novartis	Vodafone

EXECUTIVE DIRECTORS

Salaries

Effective from January 1, 2018, the base salaries were set at €1,527,000 (+2.5%) for Ben van Beurden, CEO and at €995,000 (+1.5%) for Jessica Uhl, CFO.

When determining base salaries, REMCO mainly considered: the external market positioning of the Executive Directors’ compensation packages; Senior Management salaries; the planned average increases for 2018 for other employees across three major countries (the Netherlands, the UK and the USA); the impact of the increase on other elements of the package; the current economic conditions; and Shell’s own performance.

Annual bonus

The 2018 performance measures remain aligned with a number of our performance indicators set out on pages 22-23, and comprise of cash flow from operating activities, operational excellence and sustainable development measures. In 2017, the GHG metrics covered around 60% of Shell’s operated direct and energy indirect GHG emissions. The GHG metrics in the 2018 scorecard have evolved and coverage has increased to close to 90% of the operated portfolio emissions. The refining and chemicals metrics will be retained and emissions coverage in Integrated Gas and Upstream will be measured on an intensity basis and expanded beyond flaring.

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

50% of the annual bonus awarded for the 2018 performance year will be delivered in cash and 50% will be delivered in shares subject to a three-year holding period which remains in force beyond an Executive Director’s tenure.

Long-term Incentive Plan

On February 2, 2018, a conditional award of performance shares under the LTIP was made to the Executive Directors. The award had a face value of 340% of the base salary for the CEO and 270% of the base salary for the CFO, resulting in 190,001 Royal Dutch Shell plc A shares (A shares) being conditionally awarded to Ben van Beurden and 49,857 Royal Dutch Shell plc A American Depositary Shares (A ADSs) to Jessica Uhl.

For LTIP awards made in 2018, performance is assessed over a three-year period based on four financial measures. FCF (25%) is based on absolute performance and relative performance is compared with the other oil majors on the following measures:

■	TSR, calculated in dollars using a 90-day averaging period around the start and end of the performance period (25%);
■

ROACE growth (25%). For this purpose, in order to facilitate the comparison, the calculation of ROACE differs from that described in “Performance indicators” on page 22 as there is no adjustment for after-tax interest expense; and

■	Cash flow from operating activities growth (25%).

The vesting schedule for the relative measures is unchanged from 2017. The target for FCF, along with the ranges for threshold and outstanding performance, will be set by reference to Shell’s operating plan, being the aggregate of our plan FCF targets over the three-year performance period. As a result, FCF targets will only be disclosed retrospectively after the three-year period. 20% of the maximum available under this measure will be payable for threshold performance, rising to full vesting of that measure for outstanding performance. A straight-line vesting schedule will apply for performance between threshold and outstanding.

Vested LTIP shares are subject to a three-year holding period which remains in force beyond an Executive Director’s tenure.

FCF progress to date on outstanding 2017 LTIP award

At December 31, 2017, FCF performance, at more than $27 billion, is above target. As two years of FCF performance remain, and 75% of the award is subject to relative performance conditions, this does not reflect the potential vesting of the award.

Adjustment (malus) and recovery (clawback)

Variable pay elements are subject to adjustment (malus) and recovery (clawback) provisions, which may apply in case of direct responsibility or supervisory accountability.

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

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	99

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

Pension

The normal retirement age for the Dutch pension plans, in which the Ben van Beurden is a member, changed from 67 to 68, with effect from January 1, 2018. Ben van Beurden’s pension arrangements comprise a defined benefit plan for which the maximum pensionable salary has increased to €94,446, and a net pay defined contribution pension plan with an employer contribution of 23% of salary in excess of €94,446 until April 30, 2018, and 27% with effect from May 1, 2018, when he enters the next age bracket for contribution levels. There are no changes to the pension plans in which Jessica Uhl participates.

NON-EXECUTIVE DIRECTORS’ FEES

Non-executive Directors’ fees 2018
	€	Other fees
Chair of the Board	850,000	Non-executive
Non-executive Director	135,000	Directors
Senior Independent Director	55,000	receive an
Audit Committee		additional fee
Chair [A]	60,000	of €5,000 for
Member	25,000	any Board
Corporate and Social Responsibility Committee		meeting involving
Chair [A]	35,000	intercontinental
Member	17,250	travel – except
Nomination and Succession Committee		for one
Chair [A]	25,000	meeting
Member	12,000	a year held in a
Remuneration Committee		location other
Chair [A]	40,000	than The
Member	17,250	Hague.

[A] The chair of a committee does not receive an additional fee for membership of that committee

The Chair’s fee is determined by REMCO and the annual fee for Charles O. Holliday was set at €850,000 upon appointment in 2015 and will remain unchanged for 2018. The other Non-executive Directors receive a basic fee.

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

The Board reviews Non-executive Directors’ fees periodically to ensure that they are aligned with those of other major listed companies. The last review was carried out in 2016, and the changes made were effective from January 1, 2017. Non-executive Directors’ fees will remain unchanged for 2018.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	100

DIRECTORS’ REMUNERATION FOR 2017

NON-EXECUTIVE DIRECTORS’ REMUNERATION FOR 2017

Single total figure of remuneration for Non-executive Directors (audited)							€ thousand
	Fees				Taxable benefits[A]	Total
	2017	2016	2017		2016	2017	2016
Guy Elliott [B]	133	167	—		—	133	167
Euleen Goh	225	225	—		—	225	225
Charles O. Holliday	850	850	83	[C]	77	933	927
Catherine J. Hughes [D]	99	N/A	—		N/A	99	N/A
Gerard Kleisterlee	196	190	—		—	196	190
Roberto Setubal [E]	50	N/A	3		N/A	53	N/A
Sir Nigel Sheinwald	163	147	6		—	169	147
Linda G. Stuntz	202	197	—		—	202	197
Hans Wijers	237	232	7		—	244	232
Patricia A. Woertz [F]	72	195	—		—	72	195
Gerrit Zalm [G]	117	147	—		—	117	147

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
[B] Stood down as a Director with effect from October 18, 2017. No payments for loss of office were made.
[C] Including the use of an apartment (2017: €68,612; 2016: €70,157).
[D] Appointed as a Director with effect from June 1, 2017.
[E] Appointed as a Director with effect from October 1, 2017.
[F] Stood down as a Director with effect from May 23, 2017. No payments for loss of office were made.

[G] As a result of arrangements related to Gerrit Zalm’s attendance at Board and committee meetings detailed in “Corporate governance” on page 77, his fees have been pro-rated and exclude the period July 1, 2017 to October 24, 2017.

EXECUTIVE DIRECTORS’ REMUNERATION FOR 2017

Single total figure of remuneration for Executive Directors (audited)					€ thousand
	Ben van Beurden		Simon Henry [A]		Jessica Uhl [A]
	2017	2016	2017	2016	2017
Salaries	1,490	1,460	198	1,040	796
Taxable benefits	30	22	8	24	44
Total fixed remuneration	1,520	1,482	206	1,064	840
Annual bonus [B]	3,000	2,400	[C]	1,350	1,050
LTIP and Deferred Bonus Plan (DBP) [D]	4,021	4,381	—	2,644	623
Total variable remuneration	7,021	6,781	—	3,994	1,673
Total direct remuneration	8,541	8,263	206	5,058	2,513
Pension [E]	368	330	—	524	287
Tax equalisation [F]	—	—	68	374	194
Total remuneration including pension and tax equalisation	8,909	8,593	274	5,956	2,994
in dollars	10,067	9,515	310	6,595	3,383
in sterling	7,811	7,046	240	4,884	2,625

[A] Simon Henry stood down as an Executive Director with effect from March 9, 2017, and Jessica Uhl was appointed as an Executive Director with effect from that date. Their remuneration for 2017 is pro-rated accordingly.
[B] The full value of the bonus, comprising both the cash and bonus delivered in shares. For 2017, 50% of the bonus was delivered in shares and the market price of A shares on February 22, 2018 (€25.75), was used to determine the number of shares delivered, resulting in 30,102 A shares for Ben van Beurden and 10,536 A shares for Jessica Uhl.
[C] After standing down as CFO, Simon Henry was available to the incoming CFO and to the Board to assist with the transition and left employment with Shell on June 30, 2017. His performance bonus in relation to all service in 2017 was determined after he left Shell. The details are set out on page 106 under the “Payments to past Directors” section, along with other remuneration arrangements during this period.

[D] Remuneration for performance periods of more than one year, comprising the value of released LTIP awards and DBP performance matching shares (in respect of 2016). The original deferred bonus share awards, which are those represented by the deferred bonus and dividend shares accrued on these shares, are not considered as long-term remuneration, as they relate to the short-term annual bonus value. The amounts reported for 2017 relate to the 2015 LTIP award, which vested on March 2, 2018, at the market price of €25.37 and $63.09 for A shares and A ADSs respectively. The value in respect of the LTIP is calculated as the product of: the number of shares of the original award multiplied by the vesting percentage; plus accrued dividend shares; and the market price of A shares or A ADSs at the vesting date. The market price of A ADSs is converted into euros using the exchange rate on the respective date.
[E] The accrual for the period (net of inflation) multiplied by 20 in accordance with UK reporting regulations.
[F] Includes tax equalisation of pension contributions to foreign pension plan(s), when they are taxable above a certain pensionable salary threshold or once a double tax treaty exemption ceases, under Dutch law. Tax equalisation is applied for the loss of pension relief for members of a foreign pension plan(s) in their host country.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	101

NOTES TO THE SINGLE TOTAL FIGURE OF REMUNERATION FOR EXECUTIVE DIRECTORS TABLE (AUDITED)

Salaries

As disclosed in the 2016 Directors’ Remuneration Report, REMCO set Ben van Beurden’s base salary for 2017 at €1,490,000 (+2.1% compared with 2016) effective from January 1, 2017, and Jessica Uhl’s base salary at €980,000 from March 9, 2017 (on appointment). For 2017, the base salary for Simon Henry was unchanged from 2016 at €1,040,000.

Taxable benefits

Executive Directors received car allowances or lease cars, transport between home and office, occasional business-required spouse travel, as well as employer contributions to life and medical insurance plans.

Annual bonus

The scorecard measures are grouped into three sections: financial, operational excellence and sustainable development. At the beginning of the year, REMCO sets a target range and weighting for each measure. The actual outcome for each measure results in a score of between zero and two, with a score of one representing “on target”. These scores are multiplied by the respective weighting of each measure and aggregated, resulting in a mathematical scorecard outcome of between zero and two. REMCO may then make an adjustment to the overall scorecard outcome in view of the wider business performance for the year.

An Executive Director’s individual performance is also taken into account in determining their annual bonus through the application of a multiplier between zero and 1.2.

50% of the annual bonus is delivered in shares subject to a three-year holding period.

Determination of the 2017 annual bonus

The mathematical scorecard outcome for 2017 was 1.13 and REMCO approved this outcome without exercising discretion. The outcome was based on strong cash flow from operating activities and project delivery and outstanding performance in LNG liquefaction volumes. The overall score for operational excellence and sustainable development was near target, with mixed performances on the individual measures within these sections. Production volumes were below target, as performance was impacted by the Pearl shutdown. The combined refinery and chemicals availability measure scored below threshold, because of higher maintenance and unplanned downtime. Personal safety performance was above target, driven by a significant reduction in the number of injuries in 2017 compared with 2016, and our lowest injury rate ever. Process safety was below threshold, after five years of improvements, primarily driven by a higher number of incidents reported in Downstream. On GHG emissions, our overall performance was broadly on target in 2017.

The CEO delivered on a number of fronts; in particular he provided a clear vision for establishing Shell’s net carbon footprint ambitions and gave strong leadership for the evolution of the strategy for New Energies, both of which are central to Shell’s aim to thrive in the energy transition. The CEO’s performance is discussed further in the Chair’s statement on page 95.

REMCO determined an individual performance factor of 1.2 for the CEO and determined a final bonus outcome of €3,000,000.

The CFO successfully transitioned into her role. The divestment programme remains on track, with the finance team under her direction creating successful strategies in terms of structuring deals. Good progress was also made in terms of managing operating expenses, which required setting a clear ambition and alignment across the businesses and functions.

REMCO determined an individual performance factor of 1.0 for the CFO and determined a final pro-rated bonus outcome of €1,050,000.

Half of the bonus was delivered in cash and half was delivered in shares subject to a three-year holding period. The table below summarises the 2017 annual bonus scorecard measures including their weightings, targets and outcomes. Charts illustrating the calculation of the final 2017 bonus payable to the CEO and CFO are also provided.

2017 annual bonus outcome (audited)
Measures	Weight (% of scorecard)	Threshold	Target set	Outstanding	Result achieved	Score (0-2)
Cash flow from operating activities ($ billion) [A]	30%	28	34	40	36	1.32
Operational excellence	50%					1.11
Production (kboe/d)	12.5%	3,576	3,687	3,798	3,664	0.79
LNG liquefaction volumes (mtpa)	12.5%	31.1	32.1	33.1	33.2	2.00
Refinery and chemical plant availability (%)	12.5%	90.7	92.7	94.7	90.7	0.00
Project delivery on schedule (%)	6.25%	60	80	100	86	1.30
Project delivery on budget (%)	6.25%	105	100	95	93	2.00
Sustainable development	20%					0.89
Total recordable case frequency (injuries/million hours)	5%	1.1	0.9	0.7	0.8	1.50
Operational Tier 1 and 2 process safety events (number)	5%	163	130	97	166	0.00
Refining GHG intensity (tonnes CO2 equivalent per Solomon’s Utilized Equivalent Distillation Capacity (UEDC™))	4%	1.21	1.15	1.09	1.14	1.17
Chemicals GHG intensity (tonnes CO2 equivalent per tonne of production)	3%	0.50	0.45	0.40	0.46	0.80
Upstream flaring (million tonnes CO2 equivalent)	3%	10.1	8.1	6.1	8.0	1.05
	100%
Mathematical scorecard outcome						1.13

[A] Excluding tax on divestments.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	102

LTIP vesting

In 2015, Ben van Beurden and Jessica Uhl were each granted a conditional award of performance shares under the LTIP. For Ben van Beurden, this award was based on 340% of his base salary, with a maximum vesting of 680%. Jessica Uhl was granted an award of 13,800 A ADSs prior to her appointment as an Executive Director, with a maximum vesting of two times the original award.

The LTIP vesting outcome at the end of the performance period (January 1, 2015, to December 31, 2017) is illustrated in the following LTIP vesting outcome table. REMCO also considered the underlying financial performance of Shell and decided to vest 70% of shares under the LTIP, using no discretion, resulting in 158,510 A shares for Ben van Beurden and 12,117 A ADSs for Jessica Uhl. At vesting, these shares (including accrued dividend shares) had a value of €4,021,399 and €622,730 respectively.

Pension

Ben van Beurden’s pension arrangements comprise a defined benefit plan with a maximum pensionable salary of €92,885, and a net pay defined contribution pension plan with a 2017 employer contribution of 24% of salary in excess of €92,885, with the option to take cash as an alternative to pension contributions (in either case subject to income tax). The CEO has elected to take his benefit in the form of contributions throughout 2017.

Simon Henry’s pension is in the form of defined benefit plans.

Jessica Uhl is a member of the Shell US retirement benefit arrangements, which include the Shell Pension Plan, a defined benefit plan, and a defined contribution plan with an employer contribution of 10% of salary. As for all other pre-2013 members of the Shell Pension Plan, she has an annual choice of two accrual formulas with different forms of benefits, one in the form of a lifetime annuity and the other allows for a lump-sum payment. She elected to accrue benefits for 2017 under the latter. She also has a deferred Dutch defined benefit pension plan, as a result of a prior Shell assignment on local Dutch terms and conditions.

See further details on pension arrangements on pages 107-108.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	103

Scheme interests awarded to Executive Directors in 2017 (audited)					€
					Potential amount vesting
Scheme interest type	Type of interest awarded	End of performance period	Target award[A]	Minimum performance (% of shares awarded)[B]	Maximum performance (% of shares of the target award[A][C])
LTIP	Performance shares	December 31, 2019	Ben van Beurden: 198,900 A shares, equivalent to 3.4 x base salary or €5,066,000. Jessica Uhl: 54,277 A ADSs, equivalent to 2.7 x base salary or €2,646,000.	0%	Maximum number of shares vesting is 200% of the number of shares awarded, equivalent to €10,132,000 for Ben van Beurden and €5,292,000 for Jessica Uhl.

[A] The award for Ben van Beurden was based on the closing market price on February 3, 2017, for A shares of €25.47. The award for Jessica Uhl was made after her appointment as an Executive Director and based on the closing market price on March 10, 2017, for A ADSs of $51.74.
[B] Minimum performance relates to the lowest level of achievement, for which no reward is given.
[C] The equivalent values exclude share price movements and accrued dividend shares.

The measures and weightings applying to LTIP awards made in 2017 were: FCF (25%); TSR (25%); ROACE growth (25%) and cash flow from operating activities growth (25%).

The LTIP will vest on the basis of the absolute performance of FCF and the ranking of the three relative performance measures, as indicated in the table below.

If the TSR ranking is fourth or fifth, the level of the award that can vest on the basis of the three other measures will be capped at 50% of the maximum.

To deliver the shares under the LTIP, market-purchased shares are used rather than the issuing of new shares.

STATEMENT OF DIRECTORS’ SHAREHOLDING AND SHARE INTERESTS (AUDITED)

SHAREHOLDING GUIDELINES

REMCO believes that Executive Directors should align their interests with those of shareholders by holding shares in the Company. The CEO is expected to build a shareholding with a value of 700% of base salary, and other Executive Directors 400% of base salary. Only unfettered shares count. Unvested shares held under DBP and any shares delivered but subject to holding requirements, also count towards the guidelines. Both Ben van Beurden and Jessica Uhl have not yet met the required shareholding level. Non-executive Directors are encouraged to hold shares with a value equivalent to 100% of their fixed annual fee and maintain that holding during their tenure.

Executive Directors’ shareholding (audited)
	Shareholding guideline (% of base salary)	Value of shares counting towards guideline (% of base salary at December 31, 2017)[A]
Ben van Beurden	700%	450%
Simon Henry	400%	1,157%	[B]
Jessica Uhl	400%	101%

[A] Representing the value of share interests and the estimated after-tax value of DBP shares (not subject to performance conditions).
[B] Based on shareholding at March 9, 2017, when he stood down as an Executive Director.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	104

DIRECTORS’ SHARE INTERESTS

The interests (in shares of the Company or calculated equivalents) of the Directors in office during 2017, including any interests of their connected persons, are set out in the table below.

Directors’ share interests [A] (audited)
	January 1, 2017				December 31, 2017
	A shares		B shares		A shares		B shares
Ben van Beurden	33,703		—		132,979		—
Guy Elliott	—		5,825		—		5,825	[B]
Euleen Goh	—		12,895		—		12,895
Simon Henry	54,368		305,959		54,368	[C]	314,107	[C]
Charles O. Holliday	—		50,000	[D]	—		50,000	[D]
Catherine J. Hughes	3,316	[E]	41,404	[E]	4,080		46,904
Gerard Kleisterlee	5,254		—		5,254		—
Roberto Setubal	—	[F]	—	[F]	15,400	[G]	—
Sir Nigel Sheinwald	—		1,124		—		1,124
Linda G. Stuntz	—		12,400	[H]	—		12,400	[H]
Jessica Uhl	35,460	[I][J]	—	[I]	35,460	[J]	—
Hans Wijers	5,251		—		5,251		—
Patricia A. Woertz	—		6,000	[K]	—	[L]	6,000	[K][L]
Gerrit Zalm	2,026		—		2,026		—

[A] Includes vested LTIP awards subject to holding conditions. Excludes unvested interests in shares awarded under the LTIP and DBP.
[B] Interests at October 18, 2017, when he stood down as a Director.
[C] Interests at March 9, 2017, when he stood down as a Director.
[D] Held as 25,000 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.
[E] Interests at June 1, 2017, when she was appointed as a Director.
[F] Interests at October 1, 2017, when he was appointed as a Director.
[G] Held as 7,700 ADSs (RDS.A ADS). Each RDS.A ADS represents two A shares.

[H] Held as 6,200 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.
[I] Interests at March 9, 2017, when she was appointed as a Director.
[J] Held as 17,730 ADSs (RDS.A ADS). Each RDS.A ADS represents two A shares.
[K] Held as 3,000 ADSs (RDS.B ADS). Each RDS.B ADS represents two B shares.
[L] Interests at May 23, 2017, when she stood down as a Director.

The only changes in Directors’ share interests during the period from December 31, 2017, to March 14, 2018, were that Ben van Beurden’s interests increased by 147,363 A shares, as 50% of 2017 annual bonus was delivered in shares on February 22, 2018, and the 2015 LTIP and DBP awards vested on March 2, 2018, and Jessica Uhl’s interests increased by 10,536 A shares, as 50% of 2017 annual bonus was delivered in shares on February 22, 2018, and by 7,348 A ADSs as the 2015 LTIP award vested on March 2, 2018. The value of shares counting towards the shareholding guideline (as a % of base salary) for the CEO and CFO, were 586% and 157%, respectively, at March 2, 2018.

At March 14, 2018, the Directors and Senior Management (pages 69-72) of the Company beneficially owned, individually and in aggregate (including shares under option), less than 1% of the total shares of each class of the Company shares outstanding.

DIRECTORS’ SCHEME INTERESTS

The table below shows the aggregate position for Directors’ interests under share schemes at December 31. These are A shares for Ben van Beurden, B shares for Simon Henry, and A ADSs for Jessica Uhl. During the period from December 31, 2017, to March 14, 2018, scheme interests have changed as a result of the vesting of the 2015 LTIP and DBP awards on March 2, 2018, and the 2018 LTIP awards made on February 2, 2018, as described on pages 103 and 99 respectively.

Directors’ scheme interests (audited)
	Share plan interests[A]
	LTIP/PSP subject to performance conditions[B]			DBP not subject to performance conditions[C]			DBP subject to performance conditions[D]			Total
	2017		2016	2017		2016	2017		2016	2017		2016
Ben van Beurden	707,727		662,359	226,196		179,621	—		7,564	933,923		849,544
Simon Henry	266,371	[E]	374,671	119,625	[E]	114,390	—	[E]	10,052	385,996	[E]	499,113
Jessica Uhl	89,901		42,011	—		—	—		—	89,901		42,011

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
[D] The target number of performance matching shares, which corresponds to the original 2014 DBP award. The DBP did not attract performance matching shares with effect from 2015 awards. The actual number of performance matching shares for the 2014 DBP award were determined at vesting on the same basis as the LTIP vesting and disclosed in the 2016 Directors’ Remuneration Report. There are no outstanding DBP awards subject to performance conditions.
[E] Interests at March 9, 2017, when he stood down as a Director.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	105

DILUTION

In any 10-year period, no more than 5% of the issued ordinary share capital of the Company may be issued or issuable under executive (discretionary) share plans adopted by the Company. To date, no shareholder dilution has resulted from these plans, although it is permitted under the rules of the plans subject to these limits.

PAYMENTS FOR LOSS OF OFFICE (AUDITED)

As disclosed in the 2016 Directors’ Remuneration Report, Simon Henry stood down from the Board and his role as CFO with effect from March 9, 2017. In accordance with the policy approved by shareholders at the 2014 AGM, he received a payment for loss of office of €2,288,000, equivalent to one times annual pay (base salary plus target bonus). The payment was phased in six equal monthly instalments.

No 2017 LTIP award was made and outstanding LTIP awards will not vest early and are prorated for service. Outstanding DBP awards will not vest early and are not prorated as the deferred bonus has been earned. The applicable DBP holding periods remain in force post-leaving employment. The conditional LTIP awards and outstanding DBP awards are subject to adjustments events (malus and clawback) and these provisions remain in force.

PAYMENTS TO PAST DIRECTORS (AUDITED)

After standing down as CFO, Simon Henry was available to the incoming CFO and to the Board to assist with the transition and left employment with Shell on June 30, 2017. His remuneration during this period is set out below:

■	Base salary: no changes to base salary or pensionable base salary during this period.
■

Annual bonus: a prorated annual bonus in relation to performance year 2017 of €625,000 was determined by REMCO, for all service in 2017. 50% of the bonus was delivered in cash and 50% was delivered in shares subject to a three-year holding period which remains in force post leaving employment.

■	Pension: continued participation in the UK defined benefit plans.
■	Benefits: standard Shell benefits applied, such as cash in lieu of accrued leave, relocation support and normal benefits for UK local employees.

On March 2, 2018, Simon Henry’s 2015 LTIP award vested at 70%. The value at vesting of the LTIP shares was €1,853,995.

Payments below €5,000 are not reported as they are considered de minimis.

TSR PERFORMANCE AND CEO PAY

PERFORMANCE GRAPHS

The graphs compare the TSR performance of the Company over the past nine financial years with that of the companies comprising the Euronext 100 and the FTSE 100 share indices. The Board regards these indices as appropriate broad market equity indices for comparison, as they are the leading market indices in the Company’s home markets.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	106

CEO PAY OUTCOMES

The following table sets out the single total figure of remuneration, and the annual bonus payout and long-term incentive (LTI) vesting rates compared with the respective maximum opportunity, for the CEO for the last nine years.

CEO pay outcomes
Year	CEO	Single total figure of remuneration (€000)	Annual bonus payout against maximum opportunity	LTI vesting rates against maximum opportunity
2017	Ben van Beurden	8,909	81%	35%
2016	Ben van Beurden	8,593	66%	42%
2015	Ben van Beurden	5,576	98%	8%
2014	Ben van Beurden	24,198	94%	49%
2013	Peter Voser	8,456	44%	30%
2012	Peter Voser	18,246	83%	88%
2011	Peter Voser	9,941	90%	30%
2010	Peter Voser	10,611	100%	75%
2009	Peter Voser	6,228	50%	0%
2009	Jeroen van der Veer	3,748	66%	0%

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

CHANGE IN REMUNERATION OF CEO AND EMPLOYEES FROM 2016 TO 2017

The CEO data compares the remuneration of Ben van Beurden for 2017 with 2016. The comparator group consists of local employees in the Netherlands, the UK and the USA. This is considered to be a suitable employee comparator group, because: these are countries with a significant Shell employee base; a large proportion of senior managers come from these countries; and REMCO considers remuneration levels in these countries when setting base salaries for Executive Directors.

Taxable benefits are those that align with the definition of taxable benefits applying in the respective country. In line with the “Single total figure of remuneration for Executive Directors” table, the annual bonus is included in the year in which it was earned.

Change in remuneration of CEO and employees
	CEO	Employees
Salaries	2.1%	1.4%
Taxable benefits	32.6%	0.8%
Annual bonus	25.0%	-0.4%

RELATIVE IMPORTANCE OF SPEND ON PAY

Distributions to shareholders by way of dividends and share buybacks and remuneration paid to or receivable by employees for the last five years are set out below, together with annual percentage changes.

Relative importance of spend on pay
	Dividends and share buybacks[A]		Spend on pay (all employees)[B]
Year	$ billion	Annual change	$ billion	Annual change
2017	15.6	4%	14.3	-9%
2016	15.0	25%	15.7	-8%
2015	12.0	-18%	17.1	5%
2014	14.6	-14%	16.4	0%
2013	17.1	35%	16.4	9%

[A] Dividends paid, which includes the dividends settled in shares via our Scrip Dividend Programme, and repurchases of shares as reported in the “Consolidated Statement of Changes in Equity”.
[B] Employee costs, excluding redundancy costs, as reported in Note 26 to the “Consolidated Financial Statements”.

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

TOTAL PENSION ENTITLEMENTS (AUDITED)

During 2017, Ben van Beurden, Simon Henry and Jessica Uhl accrued retirement benefits under defined benefit plans. The pension accrued under these plans at December 31, 2017, is set out below. The exchange rates used for conversion into euros and dollars are at December 31, 2017.

Accrued pension (audited)	Thousand
	Local	€	$
Ben van Beurden[A]	€1,176	€1,176	$1,407
Simon Henry [A][B]	£498	€563	$673
Jessica Uhl[C]	$1,087	€908	$1,087

[A] The accrued retirement benefits are disclosed on a per annum basis.

[B] Accrued retirement benefits at March 9, 2017 when he stood down as a Director.

[C] Jessica Uhl has an annual choice of two accrual formulas with different forms of benefits, one in the form of a lifetime annuity and the other allows for a lump-sum payment. She elected to accrue benefits for 2017 under the latter and the eventual lump sum benefit is shown. She also has a deferred Dutch defined benefit pension plan, as a result of a prior Shell assignment on local Dutch terms and conditions. The age at which Jessica Uhl can receive any pension benefit without an actuarial reduction under this plan is 60. The value of the deferred pension benefit is €3,252 per annum.

The ages at which Ben van Beurden, Simon Henry and Jessica Uhl can receive any pension benefit without actuarial reduction are 68, 60 and 65 (in the US retirement plans) respectively. Any pension benefits on early retirement are reduced using actuarial factors to reflect early payment. No payments were made in 2017 regarding early retirement or in lieu of retirement benefits.

BEN VAN BEURDEN

Ben van Beurden is a member of the “Stichting Shell Pensioenfonds”, the pension plan for Shell employees in the Netherlands who joined before July 2013 that provides benefits in defined benefit form. Ben van Beurden is also a member of the Shell net pay defined contribution pension plan in the Netherlands with effect from January 1, 2015.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	107

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

JESSICA UHL

Jessica Uhl is a member of the Shell US retirement benefit arrangements, which include the Shell Pension Plan, a defined benefit plan, and the Shell Provident Fund, a defined contribution plan. Unlike other US participants, Jessica Uhl’s pensionable compensation does not include the annual bonus. She also has a deferred Dutch defined benefit pension plan, as a result of a prior Shell assignment on local Dutch terms and conditions.

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

The Executive Directors currently do not hold any Non-executive Directorships.

STATEMENT OF VOTING AT 2017 AGM

The Company’s 2017 AGM was held on May 23, 2017, in the Netherlands. The results of the polls in respect of Directors’ remuneration were as follows:

Approval of Directors’ Remuneration Policy
Votes	Number		Percentage
For	4,064,279,529		92.34%
Against	337,361,835		7.66%
Total cast	4,401,641,364	[A]	100.00%
Withheld [B]	37,303,341

[A] Representing 53.53% of issued share capital.
[B] A vote “withheld” is not a vote under English law and is not counted in the calculation of the proportion of the votes “for” and “against” a resolution.

Approval of Directors’ Remuneration Report
Votes	Number		Percentage
For	4,113,584,774		93.20%
Against	299,920,969		6.80%
Total cast	4,413,505,743	[A]	100.00%
Withheld [B]	30,845,259

[A] Representing 53.68% of issued share capital.

[B] A vote “withheld” is not a vote under English law and is not counted in the calculation of the proportion of the votes “for” and “against” a resolution.

DIRECTORS’ EMPLOYMENT ARRANGEMENTS AND LETTERS OF APPOINTMENT

Executive Directors are employed for an indefinite period. Non-executive Directors, including the Chair, have letters of appointment. Details of Executive Directors’ employment arrangements can be found in the Directors’ Remuneration Policy on page 115. Further details of Non-executive Director terms of appointment can be found in the “Directors’ Report” on page 74 and the “Corporate governance” report on page 78.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

During the year ended December 31, 2017, Shell paid and/or accrued compensation totalling $46 million (2016: $43 million) to Directors and Senior Management for services in all capacities while serving as a Director or member of Senior Management, including $3 million (2016: $3 million) accrued to provide pension, retirement and similar benefits. The amounts stated are those recognised in Shell’s income on an IFRS basis. See Note 27 to the “Consolidated Financial Statements”. Personal loans or guarantees were not provided to Directors or Senior Management.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	108

Directors’ Remuneration Policy

This section describes the Directors’ Remuneration Policy (Policy) as published in the 2016 Directors’ Remuneration Report which, following shareholder approval at the 2017 Annual General Meeting (AGM), came into effect from May 23, 2017, and will be effective until the 2020 AGM, unless a further policy is proposed by the Company and approved by shareholders in the meantime.

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

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	109

Executive Directors’ remuneration policy table (continued)
Element	Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
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

■  CEO: 340%

■  Other Executive Directors: 270%

Awards may vest at up to 200% of the shares originally awarded, plus dividends.

■  Award levels are determined annually by REMCO and are set within the maximum approved in the Policy.

■  Awards may vest between 0% and 200% of the initial award level depending on Shell’s performance on either an absolute basis, or on a relative basis against the other oil majors.

■  For 2017, performance is assessed over a three-year period based on absolute free cash flow (FCF), which is the sum of cash flow from operating activities and cash flow from investing activities (25%), and the following relative performance measures: total shareholder return (TSR) (25%), return on average capital employed (ROACE) growth (25%) and cash flow from operating activities growth (25%). Each measure can vest independently, but if the TSR measure does not result in vesting, then the total vesting level will be capped at 50% of the maximum payout.

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

■  The LTIP award is subject to malus provisions before it is delivered and to clawback provisions thereafter.

■  REMCO may adjust or change the LTIP measures, targets and weightings to ensure continued alignment with Shell’s strategy.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	110

Executive Directors’ remuneration policy table (continued)
Element	Purpose and link to strategy	Maximum opportunity	Operation and performance measurement
Pension	Provides a competitive retirement provision in line with the individual’s base country benefits policy, to attract and retain Executive Directors.

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

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	111

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

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	112

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

ILLUSTRATION OF POTENTIAL REMUNERATION OUTCOMES

The charts on page 114 represent estimates under three performance scenarios (“Minimum”, “On-target”, and “Maximum”) of the potential remuneration outcomes for each Executive Director resulting from the application of 2017 base salaries to awards, expected to be made in 2017 in accordance with the Policy.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	113

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

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	114

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

DIRECTORS’ EMPLOYMENT ARRANGEMENTS AND LETTERS OF APPOINTMENT

Executive Directors are employed for an indefinite period. Executive Directors with the Netherlands as their base country will be employed on the basis of a contract of employment governed by Dutch employment law. For Executive Directors with a base country other than the Netherlands, REMCO will determine their employment arrangements based on a number of considerations, including Dutch immigration requirements and base country retirement benefits. NEDs, including the Chair, have letters of appointment. Executive Directors’ employment arrangements and NEDs’ letters of appointment are available for inspection at the AGM or on request. For further details on appointment and re-appointment of Directors, see the “Directors’ Report” on page 74.

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	115

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

The Netherlands statutory end-of-employment compensation

With effect from July 1, 2015, new employment legislation in the Netherlands introduced statutory end-of-employment compensation. Under this legislation, every termination (other than following retirement or for cause) of a Dutch employment contract that has continued for a minimum of two years will give rise to an obligation to pay the departing employee transition compensation (“transitievergoeding”). The statutory compensation is capped at one times the annual salary, which is deemed to include variable pay such as the annual bonus. Executive Directors are expected not to claim transition compensation or any other applicable statutory compensation over and above the agreed compensation for loss of office as set out in the “End of employment” table on page 116.

Outstanding entitlements

In cases of resignation or dismissal for cause, fixed remuneration (base salary, benefits, and employer pension contributions) will cease on the last day of employment, variable remuneration elements will generally lapse and the Executive Director is not eligible for compensation for loss of office.

The information, on page 116, generally applies to termination of employment by Shell giving notice, by mutual agreement, or in situations where the employment terminates because of retirement with Shell consent at a date other than the normal retirement date, redundancy or in other similar circumstances at REMCO’s discretion.

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

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	116

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

Signed on behalf of the Board

/s/ Linda M. Szymanski

Linda M. Szymanski

Company Secretary

March 14, 2018

GOVERNANCE SHELL ANNUAL REPORT AND FORM 20-F 2017	117

Financial Statements and Supplements

Independent Auditor’s Report to the members of Royal Dutch Shell plc

REPORT ON THE FINANCIAL STATEMENTS

1.	OUR OPINIONS AND CONCLUSIONS ARISING FROM OUR AUDIT
1.1	Our opinion on the financial statements

In our opinion, the financial statements of Royal Dutch Shell plc (the Parent Company) and its subsidiaries (collectively, Shell):

■	give a true and fair view of the state of Shell’s and of the Parent Company’s affairs as at December 31, 2017, and of Shell’s and the Parent Company’s income for the year then ended;
■

have been properly prepared both in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB); and

■	have been prepared in accordance with the requirements of the Companies Act 2006, and, as regards Shell’s financial statements, Article 4 of the IAS Regulation.
1.2	Our opinion on other matters prescribed by the Companies Act 2006

In our opinion:

■	the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
■	based on the work undertaken in the course of our audit:
■	the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
■	the Strategic Report and the Directors’ Report have been prepared in accordance with applicable legal requirements.
1.3	Matters on which we are required to report by exception

Our confirmations that we have nothing to report by exception, in relation to those matters where we are required so to report, are set out in sections 9 and 10 below.

1.4	What we have audited

We have audited Royal Dutch Shell plc’s financial statements for the year ended December 31, 2017, which are included in the Annual Report and Form 20-F (the Annual Report) and comprise:

Shell	Parent Company
Consolidated Balance Sheet as at December 31, 2017	Balance Sheet as at December 31, 2017
Consolidated Statement of Income for the year then ended	Statement of Income for the year then ended
Consolidated Statement of Comprehensive Income for the year then ended	Statement of Comprehensive Income for the year then ended
Consolidated Statement of Changes in Equity for the year then ended	Statement of Changes in Equity for the year then ended
Consolidated Statement of Cash Flows for the year then ended	Statement of Cash Flows for the year then ended
Related Notes 1 to 29 to the Consolidated Financial Statements, including a summary of significant accounting policies	Related Notes 1 to 15 to the Parent Company Financial Statements

The financial reporting framework that has been applied in the preparation of the financial statements is applicable law and both IFRS as adopted by the EU and IFRS as issued by the IASB.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	118

2.	BASIS FOR OUR OPINION

We conducted our audit in accordance with International Standards on Auditing (UK) (ISA (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial statements section of our report below. We are independent of Shell and the Parent Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC’s Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained during the planning, execution and conclusion of our audit is sufficient and appropriate to provide a suitable basis for our opinion.

3.	USE OF OUR REPORT

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

4.	OUR CONCLUSIONS RELATING TO PRINICIPAL RISKS, GOING CONCERN AND VIABILITY STATEMENT

We have nothing to report in respect of the following information in the Annual Report, in relation to which ISA(UK) requires us to report to you whether we have anything material to add or draw attention to:

■	the disclosures in the Annual Report set out on pages 12 to 16 that describe the principal risks and cross refer to where there are explanations of how the risks are being managed or mitigated;
■

the Directors’ confirmation set out on page 82 in the Annual Report that they have carried out a robust assessment of the principal risks facing the entity, including those that would threaten its business model, future performance, solvency or liquidity;

■

the Directors’ statement set out on pages 73 to 75 in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the entity’s ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;

■

whether the Directors’ statement in relation to going concern required under the Listing Rules in accordance with Listing Rule 9.8.6R(3) is materially inconsistent with our knowledge obtained in the audit; or

■

the Directors’ explanation set out on pages 73 to 75 in the Annual Report as to how they have assessed the prospects of the entity, over what period they have done so and why they consider that period to be appropriate, and their statement as to whether they have a reasonable expectation that the entity will be able to continue in operation and meet its liabilities as they fall due over the period of their assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	119

5. OVERVIEW OF OUR AUDIT APPROACH

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	120

6.	OUR APPLICATION OF MATERIALITY

The scope of our work is influenced by our view of materiality. As we develop our audit strategy, we determine materiality at the overall level and at the individual account level (referred to as our ‘performance materiality’).

Overall materiality
What we mean

We apply the concept of materiality both in planning and performing our audit, and in evaluating the effect of identified misstatements (including omissions) on our audit and in forming our audit opinion. For the purposes of determining whether Shell’s financial statements are free from material misstatement (whether due to fraud or error), we define materiality as the magnitude of misstatements that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of these financial statements. We are required to establish a materiality level for the financial statements as a whole that is appropriate in the light of Shell’s particular circumstances.

Our overall materiality provides a basis for identifying and assessing the risk of material misstatement and determining the nature and extent of audit procedures. Our evaluation of materiality requires professional judgement and necessarily takes into account qualitative as well as quantitative considerations. It also takes into account our assessment of the expectations of those charged with governance at Shell and users of Shell’s financial statements.

As required by auditing standards, we reassess materiality throughout the duration of the audit.

Level set

Group materiality

We set our preliminary overall materiality for Shell’s Consolidated Financial Statements at $800 million (2016: $800 million). We kept this under review throughout the year and reassessed the appropriateness of our original assessment in the light of Shell’s results and external market conditions. On the basis of this review, we did not find it necessary to revise our level of overall materiality.

Parent Company materiality

We determined materiality for the Parent Company to be $2.5 billion (2016: $800 million), which is 1% (2016: 0.3%) of equity. Equity is an appropriate basis to determine materiality for an investment holding company and 1% is a typical percentage of equity to use to determine materiality. In our 2016 audit of the Parent Company we applied the same materiality of $800 million as the group as we did not consider it appropriate to set our materiality at a higher level than the materiality applied to the Consolidated Financial Statements in our first year as Shell’s auditor. Any balances in the Parent Company financial statements that were relevant to our audit of the consolidated group were audited using an allocation of group performance materiality.

Our basis for determining materiality for 2017

Our assessment of overall materiality is $800 million. This is derived from an average of Shell’s CCS earnings, excluding identified items reported by Shell in its quarterly results announcements and adjusted for an effective tax rate. This average included both backward and forward-looking elements. The $800 million was determined by applying a percentage to the calculated average CCS earnings. When using an earnings-related measure to determine overall materiality, the norm is to apply a benchmark percentage of 5% of the pre-tax measure. In the case of Shell, because our earnings estimate includes a forward-looking element, we have applied a more prudent rate that is below the 5% benchmark. Our overall materiality is also less than 5% of the 2017 income before taxation.

In determining materiality, auditing standards require us to use benchmark measures, such as pre-tax income, gross profit and total revenue. Nevertheless, we have to exercise considerable judgement, including the need to take account of the volatility of the benchmarks applied and to consider which earnings, activity or capital based measure aligns best with the expectations of users of Shell’s financial statements and the Audit Committee (AC).

We considered Shell’s business updates, the levels of activity in the business and the associated financial performance of 2017 relative to historic performance and expected future performance. We also considered current and forecast commodity prices for oil and natural gas, the impact of Shell’s disposal programme as well as the basis on which overall materiality was determined in the previous year.

In our view, including a forward-looking element in the calculation of average earnings is more appropriate at this time, due to the low oil price environment, which commenced part way through 2015.

In determining the most appropriate benchmark on which to base our materiality assessment, we have applied a ‘reasonable investor perspective’. This reflects our understanding of the common financial information needs of the users of Shell’s financial statements as a group, which we believe is CCS earnings, excluding identified items. Shell’s results announcements feature CCS

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	121

earnings excluding identified items as the primary measure for earnings.

CCS earnings excluding identified items removes both the effects of changes in oil price on inventory carrying amounts and items disclosed as identified items that can significantly distort Shell’s results in any one particular year. In our view, the use of CCS earnings excluding identified items allows investors to understand how management has performed in spite of the commodity price environment, as opposed to because of it. Furthermore, analyst forecasts predominately feature CCS earnings, excluding identified items, as the basis for earnings. The analyst consensus data supports our judgement that CCS earnings, excluding identified items, is the key indicator of performance from an analyst’s perspective.

The identified items, reported by Shell in its quarterly results announcements, were: net divestment gains ($1.6 billion), impairments ($3.0 billion charge), fair value accounting of commodity derivatives and certain gas contracts ($0.3 billion loss), redundancy and restructuring ($0.4 billion charge), impact of exchange rate movements on tax balances  ($0.6 billion gain), impact arising from the US tax reform legislation ($2.0 billion charge) and the aggregate of other individually small items (net $0.2 billion charge).

The identified items excluded in 2016 were: net divestment gains ($1.6 billion), impairments ($2.0 billion charge), fair value accounting of commodity derivatives and certain gas contracts ($0.6 billion loss), redundancy and restructuring ($1.4 billion charge); impact of exchange rate movements on tax balances ($0.3 billion gain) and the aggregate of other individually small items (net $1.5 billion charge).

On the basis of our analysis of these factors, we concluded that we should focus on Shell’s CCS earnings, excluding identified items reported by Shell in its quarterly results announcements, and adjusted for an effective tax rate.

Performance materiality
What we mean

Having established overall materiality, we determined ‘performance materiality’, which represents our tolerance for misstatement in an individual account. It is calculated as a fraction of overall materiality in order to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality of $800 million for Shell’s financial statements as a whole.

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

Level set

On the basis of our risk assessment, our judgement was that performance materiality should be 50% (2016: 50%) of our overall materiality, namely $400 million (2016: $400 million).

In 2017, the range of performance materiality allocated to operating units was $40 million to $260 million (2016: $40 million to $220 million). This is set out in more detail in section 7 below.

Audit difference reporting threshold
What we mean

This is the amount below which identified misstatements are considered to be clearly trivial.

The threshold is the level above which we collate and report audit differences to the AC. We also report differences below that threshold that, in our view, warrant reporting on qualitative grounds. We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in the light of other relevant qualitative considerations in forming our opinion.

Level set	We agreed with the AC that we would report to the Committee all audit differences in excess of $40 million (2016: $40 million).

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	122

7.	OUR SCOPE OF THE AUDIT OF SHELL’S FINANCIAL STATEMENTS

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

Criteria for determining our audit scope

Our assessment of audit risk and our evaluation of materiality determined our audit scope for each operating unit within Shell which, when taken together, enabled us to form an opinion on the financial statements under ISA (UK). Our audit effort was focused towards higher risk areas, such as management judgements and on operating units that are considered significant based upon size, complexity or risk.

The factors that we considered when assessing the scope of the Shell audit, and the level of work to be performed at the operating units that are in scope for group reporting purposes, included the following:

■      the financial significance of an operating unit to Shell’s earnings, total assets or total liabilities, including consideration of the financial significance of specific account balances or transactions;

■      the significance of specific risks relating to an operating unit, history of unusual or complex transactions, identification of significant audit issues or the potential for, or a history of, material misstatements;

■      the effectiveness of the control environment and monitoring activities, including entity-level controls;

■      our assessment of locations that carry a higher than normal audit risk in relation to fraud, bribery or corruption; and

■      the findings, observations and audit differences that we noted as a result of our 2016 audit.

Selection of in-scope operating units

We selected 67 operating units (2016: 85) across 12 countries (2016: 13) on the basis of their size or risk characteristics. We performed full scope audits of the complete financial information of 25 operating units (2016: 33). For the remaining 42  operating units (2016: 52) we performed specific scope audit procedures on selected account balances within the operating unit based on the size of these individual account balances or their risk profiles. These 67 operating units (2016: 85) accounted for 60% of Shell’s CCS earnings* (2016: 63%) and 72% of Shell’s total assets (2016: 69%).

In addition to the 67 operating units (2016: 85) discussed above, we selected a further 47 operating units (2016: 32) where we performed procedures at the operating unit level that were specified by the group audit team in response to specific risk factors. Also, we performed review procedures at an additional four operating units (2016: 11).

The remaining 688 operating units (2016: 601) together represented 27% of CCS earnings* (2016: 25%) and 16% of total assets (2016: 19%). None of these was individually greater than 1.3% (2016: 1.0%) of CCS earnings* or 0.5% (0.3%) of total assets. For these operating units, we performed supplementary audit procedures, including process and controls testing at the business service centres (BSCs); testing of IT systems auditing the accounting of specific one-off transactions, testing of consolidation journals and disaggregated analytical reviews. In addition to this testing, we utilised our Risk Scan analytics techniques, which consolidate internal and external data in order to identify potential risks of material misstatement. This allowed us to risk rate each of the 688 operating units. The internal and external data sources included transactional data, forensic risk metrics, historic control findings and results from our audit procedures and quarterly reviews. Through this analysis, our analytics tool identified 140 operating units (together representing 8% of CCS earnings* and 4% of total assets) where we believed that it was appropriate to carry out targeted testing, which included audit of manual journal entries and/or the testing of payments to third party vendors to ensure that these had been approved in line with Shell’s policies and had an appropriate business rationale.

We kept our audit scope under review throughout the year in order to reflect changes in Shell’s underlying business and risks.

Our final coverage is summarised below:

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	123

Allocation of performance materiality to the in-scope operating units

The level of materiality that we applied in undertaking our audit work at the operating unit level was determined by applying a percentage of our total performance materiality. This percentage is based on the significance of the operating unit relative to Shell as a whole and our assessment of the risk of material misstatement at that operating unit. In 2017, the range of materiality applied at the operating unit level was $40 million to $260 million (2016: $40 million to $220 million). The operating units selected, together with the ranges of materiality applied, were:

	Countries	No. of operating units	Range of materiality applied $ million
Full scope Segments
Integrated Gas	Australia, Qatar	4	80-120
Upstream	Brazil, Nigeria, UK, USA	7	80-120
Downstream	Germany, Singapore, USA	4	80-120
Corporate	UK	1	80
Full scope Function
Trading and supply	UK, USA	9	80-260
Total full scope		25
Specific scope Segments
Upstream	Canada, Kazakhstan, Malaysia, UK	7	60-80
Downstream	Canada, the Netherlands, Singapore, USA	10	80
Corporate	The Netherlands, UK, USA	12	40-80
Specific scope Function
Trading and supply	UK, USA	13	60-260
Total specific scope		42
Total full and specific scope		67

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	124

Integrated group team structure

The overall audit strategy is determined by the Senior Statutory Auditor, Allister Wilson. During 2017 he visited five countries (in year of audit transition, 2016: nine countries) to meet with local Ernst & Young (EY) teams and Shell local management (in some cases more than once). The Senior Statutory Auditor is supported by 26 segment and function partners and directors (2016: 24), who are based in the Netherlands and the UK. They are responsible for directing, supervising and reviewing the work of EY global network firms operating under our instruction (local EY teams) to evaluate whether:

■      the work was performed and documented to a sufficiently high standard;

■      the local EY audit team demonstrated that they had challenged management sufficiently and had executed their audit procedures with a sufficient level of scepticism; and

■      there is sufficient appropriate audit evidence to support the conclusions reached.

Involvement with local EY teams

Shell has centralised processes and controls over key areas within a number of BSCs. We have a central team who provide direct oversight, review, and coordination of our BSC audit teams. Our teams performed centralised testing in the BSCs for certain accounts, including revenue, cash and payroll. In establishing our overall approach to the group audit we determined the type of work that needed to be undertaken at each of the operating units or BSCs by the group audit team or by auditors from other local EY teams.

The group audit team performed procedures directly on 54 of the in-scope operating units (2016: 57). For the operating units where the work was performed by local EY auditors, we determined the appropriate level of involvement to enable us to determine that sufficient appropriate audit evidence had been obtained as a basis for our opinion on Shell as a whole.

The group audit team interacted regularly with the local EY teams during each stage of the audit, were responsible for the scope and direction of the audit process and reviewed key working papers. This, together with the additional procedures performed at the group level, gave us sufficient appropriate audit evidence for our opinion on Shell’s Consolidated Financial Statements. We maintained continuous and open dialogue with our local EY teams in addition to holding formal meetings quarterly to ensure that we were fully aware of their progress and results of their procedures.

Our local EY partners attended our global team meetings in November 2016 and 2017. Also during 2017, the Senior Statutory Auditor and other group audit partners and directors visited operating units across 10 countries and each of Shell’s BSCs. These visits included discussing the audit approach with the local EY teams and any issues arising from their work, meetings with local management, attending planning and closing meetings, and reviewing key audit working papers on risk areas. The visits also promote deeper engagement with our local EY audit teams, ensuring that a consistent and cohesive audit approach is adopted that drives a high-quality audit. The countries and the BSC locations visited were as follows:

Countries visited			BSCs
Australia	Malaysia	UK	Chennai, India	Kuala Lumpur, Malaysia
Brazil	The Netherlands	USA	Glasgow, UK	Manila, Philippines
Germany	Nigeria		Krakow, Poland
Kazakhstan	Qatar

8.	OUR ASSESSMENT OF KEY AUDIT MATTERS

As Shell’s auditor, we are required to determine – from the matters communicated by us to the AC during the year – those matters that required significant attention from us in performing our audit of Shell’s 2017 Consolidated Financial Statements. In making this determination we took the following into account:

■	the risks that we believed were significant to our audit and therefore required special audit consideration;
■	areas of higher assessed risk of material misstatement that influenced our audit focus;
■

significant audit judgements relating to areas in Shell’s Consolidated Financial Statements that involved significant management judgement, including accounting estimates that we identified as having high estimation uncertainty;

■	the effect on our audit of significant events or transactions that occurred during the period; and
■	those assessed risks of material misstatement that had the greatest effect on the allocation of resources in the audit and directing the efforts of the audit team.

On this basis, we have identified the following key audit matters that, in our professional judgement, were of most significance in our audit of Shell’s 2017 Consolidated Financial Statements. These matters included those that had the greatest effect on: the overall strategy; the allocation of resources in the audit; and directing the efforts of the audit team. The key audit matters have been addressed in the context of the audit of Shell’s Consolidated Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	125

The table below describes the key audit matters, a summary of our procedures carried out and our key observations that we communicated to the AC. We presented to the May and December 2017 meetings of the AC the procedures that we planned to undertake in response to the risks that we identified.

Our key audit matters

Risk	Our response to the risk	Key observations communicated to the Shell Audit Committee
The estimation of oil and gas reserves, including reserves used in the calculation of depreciation, depletion and amortisation (DD&A)

At December 31, 2017, Shell reported 12,233 million barrels of oil equivalent of proved developed and undeveloped reserves. (2016: 13,248 million barrels of oil equivalent).

The estimation and measurement of oil and gas reserves impacts a number of material elements of the financial statements including DD&A, impairments, and decommissioning and restoration provisions. There is technical uncertainty in assessing reserve quantities and complex contractual arrangements that determine Shell’s share of reserves.

Proved reserves estimates, calculated pursuant to SEC rules, have declined in recent years due to continued low prices. Their usage in determining DD&A for certain fields with phased development or where volumes are not reflective of expected future production would accelerate depreciation charges in a way that would not be reflective of their useful life. In these cases, Shell has used an alternative reserves base for DD&A purposes so as to reflect better their expected useful life.

Our reserves team comprises auditors with substantial oil and gas reserves expertise, valuation experience and relevant qualifications in energy economics.

We carried out the following procedures:

■    confirmed our understanding of Shell’s oil and gas reserves estimation process;

■    tested significant controls in Shell’s reserves framework;

■    confirmed that significant additions or reductions in SEC proved reserves have been made in the period in which the new information became available;

■    tested Shell’s internal certification process and controls for technical and commercial experts responsible for reserves estimation;

■    tested the reasonableness of SEC proved undeveloped reserves recognised. Where volumes recognised remain undeveloped for more than five years from the date they were booked, or where development is not expected for at least five years, we ensured that Shell was still working towards development by corroborating with future development plans, including capital expenditure plans as appropriate; and

■    where SEC proved developed reserves were not used for DD&A purposes, we challenged management’s basis and obtained sufficient and appropriate evidence to ensure that the reserves base used was reasonable and better reflected the expected useful life of the field or facilities.

Our procedures were led by the group audit team, with input from our teams in Australia, Brazil, Canada, Kazakhstan, the Netherlands, Nigeria, Norway, Qatar, the UK and USA.

In January 2018, we communicated to the AC that, based on our testing performed, we had not identified any significant errors in the oil and gas reserves estimates and concluded that the inputs and assumptions used to estimate proved reserves were reasonable.

We also communicated our conclusion that the changes in the estimates of reserves used in the DD&A calculations reflect better the expected useful life of the field or facilities.

Cross-reference: See the AC Report on page 92 for details on how the AC considered DD&A. Also, see Notes 2 and 8 to the “Consolidated Financial Statements”, and Supplementary information – oil and gas (unaudited) on page 179.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	126

Risk	Our response to the risk	Key observations communicated to the Shell Audit Committee
The recoverable amounts of exploration and production assets, and investments in joint ventures and associates in Upstream and Integrated Gas segments

At December 31, 2017, Shell recognised $172 billion of exploration and production assets within property, plant and equipment (PP&E) (2016: $188 billion). Shell also recognised investments in joint ventures and associates of $28 billion (2016: $33 billion), which includes joint ventures and associates relating to Upstream and Integrated Gas segments.

A sustained low oil and gas price environment could have a significant impact on the recoverable amounts of Shell’s Upstream and Integrated Gas assets.

In view of the generally long-lived nature of Shell’s assets, the most critical assumption in forecasting future cash flows is management’s view on the long-term oil and gas price outlook.

Other key inputs used in assessing recoverable amounts are the discount rate used, future expected production volumes and capital and operating expenditures. Shell uses a discount rate that reflects the fact that cash flows are adjusted for risk.

We carried out procedures in all full and specific scope locations as necessary, including testing for indicators of impairment and validating the appropriateness of the level at which the testing took place.

We confirmed that Shell’s asset impairment methodology was appropriate. Our modelling experts tested the integrity of the models used.

For price assumptions, we corroborated future short and long-term commodity prices to external forecasts and those adopted by other international oil companies; we confirmed prices were used consistently across Shell and that pricing differentials were reasonable and appropriate.

We engaged our oil and gas valuations team to test the reasonableness of the discount rate used for impairment testing.

For those assets impaired previously, we evaluated the actual results versus the assumptions made and whether or not reversals are required.

For cash flow inputs where impairment tests were undertaken, we:

■    confirmed that operating expenditure profiles and capital costs to complete construction could be supported by approved operator budgets and management forecasts;

■    reconciled reserves volumes in the impairment models and confirmed that the life-of-field assumptions were consistent with those applied in the decommissioning and restoration provision models; and

■    performed sensitivity analyses on certain key variables in the base case cash flow models to understand the impact of changes in certain assumptions (including oil and gas prices, production and operating expenditure levels).

We assessed the reasonableness of the probability-weighting applied to the scenario risk factors used in the models and the basis for the risking of the cash flows applied to each individual asset. In so doing, we considered the stage of the life of the asset, country risk and ensured consistency across similar developments and fields.

Where impairment tests were undertaken, we stress tested the models using risked discount rates that we considered reasonable when taking account of the nature of the asset, its location, its stage of development and associated risks.

The audit procedures over this risk area were performed by our group audit team as well as our local EY teams in Australia, Brazil, Canada, Kazakhstan, Malaysia, the Netherlands, Nigeria, Qatar, the UK and USA, which covered 79% of PP&E and investments in joint ventures and associates in Upstream and Integrated Gas segments.

We also performed specified procedures over the recoverability of PP&E balances in Kazakhstan, the Netherlands, Norway and the USA which covered an additional 6% of PP&E in Upstream and Integrated Gas segments.

We reported to the October 2017 and January 2018 meetings of the AC that, on the basis of our analysis of future commodity prices used in the impairment models versus other international oil companies and consensus analysts’ forecasts, there is strong external evidence to support the reasonableness of Shell’s commodity price assumptions – both in the short and long term.

We concluded that the impairments recorded are appropriately determined. Where impairment tests were undertaken and no impairment was recorded, we performed specific procedures including multi-dimensional sensitivity analysis on the key assumptions that drive the impairment analysis, and concluded that it is reasonable and supportable not to record an impairment charge.

Where potential indicators of impairment reversals were present, we were satisfied that the decisions not to reverse previously recorded impairments were supported by appropriate evidence.

Cross-reference: See the AC Report on page 92 for details on how the AC considered impairments. Also, see Notes 2 and 8 to the “Consolidated Financial Statements”.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	127

Risk	Our response to the risk	Key observations communicated to the Shell Audit Committee
Estimation of decommissioning and restoration (D&R) provisions

At December 31, 2017, Shell recognised D&R provisions of $21 billion (2016: $25 billion).

D&R provisions are highly judgemental, as they are calculated using cost models based on assumptions that are impacted by future activities and the legislative environment in which Shell operates.

D&R provisions are also affected by changes in the estimated date on which production will cease.

The cost models are managed at a country level with certain key assumptions derived centrally. Shell discounts future estimated D&R costs at 4% (2016: 4%).

In auditing the D&R provisions we:

■    identified the cost assumptions that have the most significant impact on the provisions and tested the appropriateness of these assumptions using third party evidence, including rig and vessel rates;

■    engaged our valuations experts to evaluate the reasonableness of the discount rate applied to the provisions;

■    audited the integrity of the underlying models, engaging our modelling team or using a spreadsheet analyser tool where appropriate;

■    verified the completeness of the cost estimate data by comparing it with work performed on oil and gas reserves and testing of PP&E;

■    tested the consistency of, and rationale for, the contingent factors applied in the cost estimate model, which are derived from location specific analysis;

■    performed a review to ensure that all key movements were understood, corroborated and recorded correctly;

■    agreed cost estimates for non-Shell-operated ventures to information provided by third parties. We investigated any significant differences between this information and the amount provided by Shell;

■    tested contingent liabilities for D&R liabilities arising from assets previously disposed of; and

■    assessed whether D&R movements should be recorded in the income statement or capitalised by understanding the reason for the change and by comparing the movement with the carrying amount of the related asset.

Our full and specific scope audit procedures over D&R provision were performed by our local EY teams in Australia, Brazil, Canada, Kazakhstan, Malaysia, Nigeria, Qatar, the Netherlands, the UK and the USA. These covered 64% of the decommissioning and other provisions balance. We also performed specified procedures over these balances in the Netherlands, Norway, and the USA which covered 11% of the decommissioning and other provisions balance.

In January 2018, we communicated to the AC that:

■    on the basis of the audit work performed, we had concluded that the D&R provisions recorded are supported by appropriate audit evidence;

■    changes in D&R provisions during the year have been reflected appropriately in the financial statements; and

■    the discount rate applied by management is supportable and lies within an acceptable range.

Cross-reference: See the AC Report on page 92 for details on how the AC considered D&R provisions. Also, see Note 18 to the “Consolidated Financial Statements”.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	128

Risk	Our response to the risk	Key observations communicated to the Shell Audit Committee
Accounting for assets under Shell’s disposal programme

At December 31, 2017, Shell disclosed $1.0 billion of assets as held for sale (2016: $0.3 billion). During 2017, Shell received cash proceeds of $8.8 billion (2016: $2.1 billion) from the sale of PP&E and businesses.

Shell’s divestment programme continues and there are a number of assets for which sales and purchase agreements have been reached and others where negotiations continue to progress. Shell actively monitors the progress of each material asset disposal to assess whether or not the IFRS 5 criteria to be classified as an Asset Held for Sale (AHFS) are met. This re-classification may have impairment and/or disclosure implications.

The risk relates to accounting for assets under Shell’s disposal programme given the rise in innovative deal structures, where the traditional approach of a clean break is no longer the norm. Examples include the retention of certain obligations, and the acquisition of new rights and interests. This introduces considerably more complexity in accounting for such deals, as is evident in the Canadian Oil Sands and Motiva transactions.

Our audit procedures for potential disposals focused on auditing management’s assessment of the likelihood of a sale occurring within 12 months from the year end. As at December 31, 2017, there were no material disposals involving significant judgements as to whether or not a sale was ‘highly probable’.

The most significant complex disposals in 2017 related to the discontinuation of the Motiva joint venture and subsequent redistribution of the assets, and the disposal of the Canadian Oil Sands and concurrent joint acquisition of Marathon Oil Canada Corporation.

Our audit procedures on these complex transactions included as appropriate to each disposal:

■    gaining an understanding of the transaction through enquiry and review of contractual arrangements;

■    testing the tax consequences of the transactions, including the impact on deferred tax assets recognised;

■    assessing whether the accounting treatment was appropriate, including consideration of alternative views;

■    testing the methodology and the integrity of models used in the fair value of acquired assets and businesses;

■    testing the appropriateness of the key assumptions, including price assumptions and discount rates, used for the valuation of the re-acquired assets; testing the measurement of consideration on disposal of the asset, including deferred and contingent consideration; and the release of cumulative currency translation differences that may be triggered by the disposal; and

■    assessing how any retained D&R liabilities should be accounted for.

The audit procedures were carried out principally by the group audit team, as well as our US and Canadian audit teams covering the most significant and complex transactions that occurred during the year.

We communicated to the May and July 2017 meetings of the AC that the disposal and business combination elements of both Canadian Oil Sands and Motiva transactions were appropriately accounted for.

At the January 2018 AC meeting, we confirmed that we had performed a review of all material transactions, whether or not complete, and we were satisfied that assets disposal transactions completed during the year were appropriately accounted for, and that there were no other material assets where a sale was highly probable as at December 31, 2017, that should be classified as held for sale and therefore tested for impairment.

Cross-reference: See the AC Report on page 92 for details on how the AC reviewed matters in relation to disposals. Also see Notes 2 and 29 to the “Consolidated Financial Statements”.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	129

Risk	Our response to the risk	Key observations communicated to the Shell Audit Committee
Recognition and measurement of deferred tax assets (DTAs)

At December 31, 2017, Shell recognised gross DTAs totalling $29 billion (2016: $34 billion), which are recognised within two balance sheet line items, deferred tax assets and as an offset against deferred tax liabilities, depending on the overall tax position in a particular jurisdiction.

A significant proportion of DTA balances are supported by forecast future taxable profits, which are derived from Shell’s commodity price assumptions and business plans.

Estimating DTAs therefore requires significant judgement, including the timing of reversals of deferred tax liabilities (DTL) and the availability of future profits against which tax deductions represented by the DTAs can be offset.

In some cases, the DTA will be utilised in a period substantially beyond the period of the operating plan. Sustained low commodity prices increase the risk to the recoverability of the DTA due to the fact that sufficient future taxable profits may not be achieved.

We considered the expected timing of utilisation of the DTA including the relevant country tax laws that apply to the utilisation of tax losses. This included the ability to carry tax losses forward or back and any restrictions arising from ring fencing tax losses to particular projects.

Our procedures depended on whether or not the DTAs were supported by the unwinding of taxable temporary differences, forecast taxable profits or tax planning opportunities that would be necessary to utilise tax losses.

We assessed whether the forecast timing of the unwinding of taxable temporary differences were appropriate after considering the nature of the temporary difference and the relevant tax law.

For DTAs that are supported by forecast taxable profits or tax planning opportunities, we:

■    stress tested the commodity price and/or other key assumptions that underpin Shell’s assessment of forecast probable taxable profits;

■    determined the extent to which sufficient probable taxable profits would arise in the period within which the related losses would be available for utilisation, considering for example limits on the length of time that losses can be carried forward (applicable to the USA, the Netherlands and China in particular) or if losses are ring fenced for tax purposes (including the UK and Nigeria); and

■    considered whether the tax balances were calculated using appropriate, and substantively enacted, tax laws and rates.

For the tax planning strategies necessary to justify the recognition of the DTAs, we considered whether or not the planning was reasonable and in line with the current tax law, including satisfying ourselves that sufficient profits would be available in the appropriate periods.

Our audit procedures over the recognition and valuation of DTAs were performed by our tax specialist teams in  Australia, Brazil, Germany, Nigeria, Singapore, Qatar, the UK and USA, which covered 53% of the gross DTA balance. We also performed specified procedures over the recognition and valuation of DTAs in Canada, China, Denmark, France, Ireland, Kazakhstan, the Netherlands, New Zealand, Norway and the UK, which covered an additional 40% of the gross DTA balance.

We reported our conclusions to the January 2018 meeting of the AC that we had challenged the robustness of the key management judgements and confirmed that we were satisfied:

■    as to the existence of DTLs available for offset in the same jurisdiction as the DTAs;

■    that where DTAs recognised are based on income forecast to arise beyond Shell’s planning horizon, we consider that there was sufficient future taxable profit that is probable to support the DTAs; however, we noted that a greater degree of judgement is required in recognising DTAs beyond Shell’s planning horizon; and

■    that tax planning strategies necessary to justify the recognition of the DTAs are reasonable.

We also reported to the AC that the DTAs were appropriately recognised and valued at the year end.

Cross-reference: See the AC Report on page 92 for details on how the AC reviewed certain tax matters, in particular the recoverability of deferred tax assets. Also see Notes 2 and 16 to the “Consolidated Financial Statements”.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	130

Risk	Our response to the risk	Key observations communicated to the Shell Audit Committee
Impact of US tax reform

At December 31, 2017, the net impact of the US tax reform is as follows: $2.6 billion net reduction of DTA balance with a $2.0 billion charge to the 2017 income statement.

The US tax reform was signed into law on December 22, 2017.  Because the legislation was enacted prior to December 31, 2017, its impact was required to be reflected in Shell’s 2017 financial statements.

The tax reform significantly changes US corporate income tax law by reducing the corporate income tax rate from 35% to 21%, creating a territorial tax system (with a one-time mandatory tax on previously deferred foreign earnings), broadening the tax base and allowing for immediate expensing of certain qualified property.

A key area of judgement and estimation in the calculation related to the level of profits that are subject to the transition tax.

We audited the impact of the US tax reform and engaged our US tax specialists to assist in interpreting the impact of the new legislation on Shell.

Our audit procedures relating to US tax reform included:

■    understanding the legislation and considering its application to Shell’s circumstances as well as the judgements made;

■    testing the completeness of Shell’s assessment of the tax accounting impact;

■    assessing the appropriateness of the key assumptions used for the calculation of the impact, in particular the one-time transition tax;

■    testing the methodology and integrity of the models used to determine the accounting impact; and

■    challenging the appropriateness of the split of the impact between the income statement and other comprehensive income.

The audit procedures in relation to this risk were performed principally by the group audit team and the full scope component team in the USA.

We reported to the January 2018 meeting of the AC that, based on our audit procedures, we were satisfied with management’s calculations of the impact of the US tax reform and the key judgements related thereto.

We further confirmed to the AC that we consider the tax accounting treatment adopted by management to be consistent with the legislation on the basis of all the information that management could reasonably have been expected to obtain.

We also highlighted to the AC that, because the interpretation and application of the legislation is untested, it is possible that changes to Shell’s assessment of the appropriate tax accounting treatment could be made as further legislative guidance is issued.

Cross-reference: See the AC Report on page 92 for details on how the AC reviewed impact of the US tax reform. Also see Notes 2 and 16 to the “Consolidated Financial Statements”.
Revenue recognition relating to unrealised trading gains and losses

Shell’s trading and supply function is integrated within the Downstream, Integrated Gas and Upstream segments and is spread across multiple regions. It is inherently complex and exposes Shell to risks that are not normally associated with core oil and gas activities. Whilst trading is not uncommon amongst international oil and gas companies, it does require a robust internal control environment that is commensurate with that of a financial institution.

In our audit, we have considered the risk of unrealised trading gains and losses recognised as a result of unauthorised trading activity or deliberate misstatement of Shell’s trading positions.

The deliberate misstatement of Shell’s trading positions or mis-marking of positions could result in understated trading losses, overstated trading profits and/or individual bonuses being manipulated through inappropriate inter-period profit/loss allocations.

In order to address the specific risks associated with Shell’s trading and supply function, our trading audit teams comprised individuals who have significant experience of auditing both large commodity trading organisations and financial institutions.

Our audit procedures focused on:

■    investigations as to whether or not there were any breakdowns of trading controls or instances of rogue trading reported or known or suspected frauds;

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

■    performing independent testing of valuation models, focusing on validating contract terms and key assumptions; and

■    testing the completeness of the amounts recorded in the financial statements through procedures to detect unrecorded liabilities as well as detailed cut-off procedures around sales, purchases, trade receivables and trade payables.

The audit procedures to address this risk were performed principally by the group audit team and the full scope component team in the USA.

We confirmed that:

■    we tested the valuation of derivative contracts as at December 31, 2017;

■    our testing – through a combination of controls testing and expanded substantive audit procedures – satisfied us that the models used to value contracts were appropriate for the purposes of the valuations included in Shell’s Consolidated Financial Statements; and

■    the unrealised gains and losses had been recorded appropriately.

Cross-reference: See Note 19 to the “Consolidated Financial Statements”.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	131

Risk	Our response to the risk	Key observations communicated to the Shell Audit Committee
Enhancements to Shell’s system of IT general controls

Shell management continued to devote significant effort in 2017 to enhancing Shell’s system of IT general controls (ITGCs) following further system integration and other changes to Shell’s finance systems and global IT processes.

During any period of significant system change, there is an increased risk to the internal financial control environment. Consequently, in addition to the inherent risks associated with auditing the IT systems of a complex global organisation such as Shell, the audit team focused its procedures on the following identified risks:

■    the ongoing migration of legacy BG ERP systems and processes into Shell’s reporting structure and chart of accounts;

■    the migration of certain IT activities to an IT hub; and

■    further standardisation of Shell’s User Access Management process.

Our procedures focused on the key IT processes and controls over IT systems critical to our audit. These included: management of changes to systems and access to systems; and IT operations, such as problem and incident management, and back-up and restore.

We updated our understanding of Shell’s key IT applications and IT transitions that impacted our financial statement audits by carrying out walk-through tests. We identified 130 applications that were critical to our audit and therefore included in our audit scope. We also assessed the risk associated with any key business or IT changes and identified and tested application and IT dependent manual controls that we considered key to the business processes related to financial reporting.

Our audit approach involved central testing of ITGCs that we considered important to the financial statements, including:

■    management of changes to systems;

■    management of access to systems; and

■    management of IT operations.

Throughout 2017, we communicated to the AC the progress of our testing of internal controls, including the central testing of ITGCs.

In January 2018, we confirmed that, through a combination of control testing and substantive audit procedures, we were satisfied that we had obtained sufficient and appropriate evidence over Shell’s management of changes to systems, access to systems and of IT operations for the purpose of our financial statement audit.

Cross-reference: See the AC Report on page 92 for details on how the AC reviewed the enhancements to Shell’s system of IT general controls.
9.	OTHER INFORMATION

The other information comprises the information included in the Annual Report set out on pages 1 to 117, 179 to 198 and 208 to 226 including the Strategic Report, Governance and Additional Information sections, other than the financial statements and our auditor’s report thereon. The Directors are responsible for the other information.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

In this context, we also have nothing to report in regard to our responsibility to specifically address the following items in the other information and to report as uncorrected material misstatements of the other information where we conclude that those items meet the following conditions:

■

Fair, balanced and understandable set out on page 74 – the statement given by the Directors that they consider the Annual Report and financial statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess Shell’s performance, business model and strategy, is materially inconsistent with our knowledge obtained in the audit; or

■	Audit Committee reporting set out on page 90 to 93 – the section describing the work of the AC does not appropriately address matters communicated by us to the AC; or
■

Directors’ statement of compliance with the UK Corporate Governance Code set out on page 76 – the parts of the Directors’ statement required under the Listing Rules relating to Shell’s compliance with the UK Corporate Governance Code containing provisions specified for review by the auditor in accordance with Listing Rule 9.8.10R(2) do not properly disclose a departure from a relevant provision of the UK Corporate Governance Code.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	132

10.	MATTERS ON WHICH WE ARE REQUIRED TO REPORT BY EXCEPTION

In the light of the knowledge and understanding of Shell and the Parent Company, and its environment obtained in the course of the audit, we have not identified material misstatements in the Strategic Report or the Directors’ Report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

■	adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
■	the Parent Company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or
■	certain disclosures of Directors’ remuneration specified by law are not made; or
■	we have not received all the information and explanations we require for our audit.
11.	RESPONSIBILTIES OF DIRECTORS

As explained more fully in the statement of Directors’ responsibilities set out on page 73, the Directors are responsible for the preparation of the Consolidated Financial Statements and for being satisfied that they give a true and fair view, and for such internal control as the Directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Directors are responsible for assessing Shell and the Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate Shell or Parent Company or to cease operations, or have no realistic alternative but to do so.

12.	AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISA (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

13.	EXPLANATION AS TO WHAT EXTENT THE AUDIT WAS CONSIDERED CAPABLE OF DETECTING IRREGULARITIES, INCLUDING FRAUD

The objectives of our audit, in respect to fraud, are; to identify and assess the risks of material misstatement of the financial statements due to fraud; to obtain sufficient appropriate audit evidence regarding the assessed risks of material misstatement due to fraud, through designing and implementing appropriate responses; and to respond appropriately to fraud or suspected fraud identified during the audit. However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the entity and management.

Our approach was as follows:

■

We obtained an understanding of the legal and regulatory frameworks that are applicable to Shell and determined that the most significant are those that relate to the reporting framework (IFRS, Companies Act 2006, the UK Corporate Governance Code, the US Securities Exchange Act of 1934 and the Listing Rules of the UK Listing Authority) and the relevant tax compliance regulations in the jurisdictions in which Shell operates. In addition, we concluded that there are certain significant laws and regulations that may have an effect on the determination of the amounts and disclosures in the financial statements and those laws and regulations relating to health and safety, employee matters, environmental, and bribery and corruption practices.

■

We understood how Shell is complying with those frameworks by making enquiries of management, internal audit, those responsible for legal and compliance procedures and the Company Secretary. We corroborated our enquiries through our review of Board minutes, papers provided to the AC and correspondence received from regulatory bodies and noted that there was no contradictory evidence.

■

We assessed the susceptibility of Shell’s Consolidated Financial Statements to material misstatement, including how fraud might occur, by embedding forensic specialists into our audit team. Our forensic specialists worked with the group audit team to identify the fraud risks across various parts of the business. In addition, we utilised internal and external information to perform a fraud risk assessment for each of the countries of operation. We considered the risk of fraud through management override and, in response, we incorporated data analytics across manual journal entries into our audit approach.  We also considered the possibility of fraudulent or corrupt payments made through third parties and conducted detailed analytical testing on third party vendors in high-risk jurisdictions. Where instances of risk behaviour patterns were identified through our data analytics, we performed additional audit procedures to address each identified risk. These procedures included testing of transactions back to source information and were designed to provide reasonable assurance that the financial statements were free from fraud or error. We also conducted specific audit procedures in relation to the risk of bribery and corruption across various countries of operation determined by a risk based process.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	133

■

Based on the results of our risk assessment we designed our audit procedures to identify non-compliance with such laws and regulations identified above. Our procedures involved journal entry testing, with a focus on journals meeting our defined risk criteria based on our understanding of the business; enquiries of legal counsel, group management, internal audit and all full and specific scope management; review of the volume and nature of complaints received by the whistleblowing hotline during the year and focused testing, as discussed in the key audit matters section 8 above.

■

If any instance of non-compliance with laws and regulations were identified, these were communicated to the relevant local EY teams who performed sufficient and appropriate audit procedures supplemented by audit procedures performed at the group level. Where appropriate we consulted our forensic specialists.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

14.	OTHER MATTERS WE ARE REQUIRED TO ADDRESS

Following the recommendation of the AC we were re-appointed by the Company’s Annual General Meeting (AGM) on May 23, 2017, as auditor of the Company to hold office until the conclusion of the next AGM of the Company, and signed an engagement letter on July 25, 2017. Our total uninterrupted period of engagement is two years covering periods from our appointment through to the period ended December 31, 2017.

The non-audit services prohibited by the FRC’s Ethical Standard were not provided to Shell or the Parent Company and we remain independent of Shell and the Parent Company in conducting the audit.

Our audit opinion is consistent with our additional report to the AC explaining the results of our audit.

/s/ Allister Wilson (Senior Statutory Auditor)

for and on behalf of Ernst & Young LLP,

Statutory Auditor

London

March 14, 2018

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

The report set out above is included for the purposes of Royal Dutch Shell plc’s 2017 Annual Report and Accounts only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2017.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	134

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Royal Dutch Shell plc (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the Consolidated Financial Statements). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with IFRS as adopted by the European Union.

As discussed in Note 4 to the Consolidated Financial Statements, in 2016 Royal Dutch Shell plc elected to change the composition of its reportable segments. We also audited the adjustments to the 2015 Consolidated Financial Statements to retrospectively reflect the change in composition of reportable segments. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2015 Consolidated Financial Statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 Consolidated Financial Statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 14, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2016.

London, United Kingdom

March 14, 2018

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC

Opinion on Internal Control over Financial Reporting

We have audited Royal Dutch Shell plc’s (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Financial Statements of the Company, and our report dated March 14, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting as set out on page 82. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Ernst & Young LLP

London, United Kingdom

March 14, 2018

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

The reports set out above are included for the purposes of Royal Dutch Shell plc’s 2017 Annual Report on Form 20-F only and do not form part of Royal Dutch Shell plc’s Annual Report on Accounts for 2017.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	135

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND ROYAL DUTCH SHELL PLC SHAREHOLDERS

In our opinion, the accompanying Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flows and the related Notes to the Consolidated Financial Statements for the year ended December 31, 2015 before the effects of the adjustments to retrospectively reflect the change in the composition of reportable segments  described in Note 4 present fairly, in all material respects, the results of operations and cash flows of Royal Dutch Shell plc (the Company) and its subsidiaries (collectively Shell), in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (the 2015 financial statements before the effects of the adjustments discussed in Note 4 are not presented herein).

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements, before the effects of the adjustments described above, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the change in the composition of reportable segments described in Note 4 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

March 9, 2016

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2017 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2017.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	136

Consolidated Financial Statements

138	Consolidated Statement of Income
138	Consolidated Statement of Comprehensive Income
139	Consolidated Balance Sheet
140	Consolidated Statement of Changes in Equity
141	Consolidated Statement of Cash Flows
142	Notes to the Consolidated Financial Statements
142	Note 1 Basis of preparation
142	Note 2 Significant accounting policies, judgements and estimates
148	Note 3 Changes to IFRS not yet adopted
149	Note 4 Segment information
151	Note 5 Interest and other income
151	Note 6 Interest expense
152	Note 7 Intangible assets
153	Note 8 Property, plant and equipment
155	Note 9 Joint ventures and associates
156	Note 10 Investments in securities
156	Note 11 Trade and other receivables
157	Note 12 Inventories
157	Note 13 Cash and cash equivalents
157	Note 14 Debt and lease arrangements
160	Note 15 Trade and other payables
160	Note 16 Taxation
163	Note 17 Retirement benefits
166	Note 18 Decommissioning and other provisions
167	Note 19 Financial instruments and other derivative contracts
172	Note 20 Share capital
172	Note 21 Share-based compensation plans and shares held in trust
173	Note 22 Other reserves
175	Note 23 Dividends
175	Note 24 Earnings per share
175	Note 25 Legal proceedings and other contingencies
176	Note 26 Employees
177	Note 27 Directors and Senior Management
177	Note 28 Auditor’s remuneration
178	Note 29 Business combinations

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	137

Consolidated Statement of Income	$ million
	Notes	2017	2016	2015
Revenue	4	305,179	233,591	264,960
Share of profit of joint ventures and associates	9	4,225	3,545	3,527
Interest and other income	5	2,466	2,897	3,669
Total revenue and other income		311,870	240,033	272,156
Purchases		223,447	162,574	194,644
Production and manufacturing expenses		26,652	28,434	28,095
Selling, distribution and administrative expenses		10,509	12,101	11,956
Research and development		922	1,014	1,093
Exploration		1,945	2,108	5,719
Depreciation, depletion and amortisation	4	26,223	24,993	26,714
Interest expense	6	4,042	3,203	1,888
Total expenditure		293,740	234,427	270,109
Income before taxation		18,130	5,606	2,047
Taxation charge/(credit)	16	4,695	829	(153)
Income for the period	4	13,435	4,777	2,200
Income attributable to non-controlling interest		458	202	261
Income attributable to Royal Dutch Shell plc shareholders		12,977	4,575	1,939
Basic earnings per share ($)	24	1.58	0.58	0.31
Diluted earnings per share ($)	24	1.56	0.58	0.30

Consolidated Statement of Comprehensive Income	$ million
	Notes	2017	2016	2015
Income for the period		13,435	4,777	2,200
Other comprehensive income/(loss), net of tax	22
Items that may be reclassified to income in later periods:
Currency translation differences		5,156	703	(7,121)
Unrealised gains/(losses) on securities		593	(214)	(707)
Cash flow hedging (losses)/gains		(552)	(617)	61
Net investment hedging losses		—	(2,024)	—
Share of other comprehensive income/(loss) of joint ventures and associates	9	170	(28)	(40)
Total		5,367	(2,180)	(7,807)
Items that are not reclassified to income in later periods:
Retirement benefits remeasurements		604	(3,817)	4,951
Other comprehensive income/(loss) for the period		5,971	(5,997)	(2,856)
Comprehensive income/(loss) for the period		19,406	(1,220)	(656)
Comprehensive income attributable to non-controlling interest		578	154	155
Comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders		18,828	(1,374)	(811)

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	138

Consolidated Balance Sheet	$ million
	Notes	Dec 31, 2017	Dec 31, 2016
Assets
Non-current assets
Intangible assets	7	24,180	23,967
Property, plant and equipment	8	226,380	236,098
Joint ventures and associates	9	27,927	33,255
Investments in securities	10	7,222	5,952
Deferred tax	16	13,791	14,425
Retirement benefits	17	2,799	1,456
Trade and other receivables	11	9,394	9,553
		311,693	324,706
Current assets
Inventories	12	25,223	21,775
Trade and other receivables	11	49,869	45,664
Cash and cash equivalents	13	20,312	19,130
		95,404	86,569
Total assets		407,097	411,275
Liabilities
Non-current liabilities
Debt	14	73,870	82,992
Trade and other payables	15	4,428	6,925
Deferred tax	16	13,007	15,274
Retirement benefits	17	13,247	14,130
Decommissioning and other provisions	18	24,966	29,618
		129,518	148,939
Current liabilities
Debt	14	11,795	9,484
Trade and other payables	15	56,663	53,417
Taxes payable	16	7,250	6,685
Retirement benefits	17	594	455
Decommissioning and other provisions	18	3,465	3,784
		79,767	73,825
Total liabilities		209,285	222,764
Equity
Share capital	20	696	683
Shares held in trust	21	(917)	(901)
Other reserves	22	16,932	11,298
Retained earnings		177,645	175,566
Equity attributable to Royal Dutch Shell plc shareholders		194,356	186,646
Non-controlling interest		3,456	1,865
Total equity		197,812	188,511
Total liabilities and equity		407,097	411,275

Signed on behalf of the Board /s/ Jessica Uhl
Jessica Uhl
Chief Financial Officer
March 14, 2018

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	139

Consolidated Statement of Changes in Equity		$ million
	Equity attributable to Royal Dutch Shell plc shareholders
	Share capital (see Note 20)	Shares held in trust (see Note 21)	Other reserves (see Note 22)	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2017	683	(901)	11,298	175,566	186,646	1,865	188,511
Comprehensive income for the period	—	—	5,851	12,977	18,828	578	19,406
Dividends paid (see Note 23)	—	—	—	(15,628)	(15,628)	(406)	(16,034)
Scrip dividends (see Note 23)	13	—	(13)	4,751	4,751	—	4,751
Share-based compensation	—	(16)	(204)	(74)	(294)	—	(294)
Other changes in non-controlling interest [A]	—	—	—	53	53	1,419	1,472
At December 31, 2017	696	(917)	16,932	177,645	194,356	3,456	197,812
At January 1, 2016	546	(584)	(17,186)	180,100	162,876	1,245	164,121
Comprehensive loss for the period	—	—	(5,949)	4,575	(1,374)	154	(1,220)
Dividends paid (see Note 23)	—	—	—	(14,959)	(14,959)	(180)	(15,139)
Scrip dividends (see Note 23)	17	—	(17)	5,282	5,282	—	5,282
Shares issued	120	—	33,930	—	34,050	—	34,050
Share-based compensation [B]	—	(317)	520	141	344	—	344
Other changes in non-controlling interest [A]	—	—	—	427	427	646	1,073
At December 31, 2016	683	(901)	11,298	175,566	186,646	1,865	188,511
At January 1, 2015	540	(1,190)	(14,365)	186,981	171,966	820	172,786
Comprehensive loss for the period	—	—	(2,750)	1,939	(811)	155	(656)
Dividends paid (see Note 23)	—	—	—	(11,972)	(11,972)	(117)	(12,089)
Scrip dividends (see Note 23)	7	—	(7)	2,602	2,602	—	2,602
Repurchases of shares	(1)	—	1	1	1	—	1
Share-based compensation	—	606	(65)	48	589	—	589
Other changes in non-controlling interest [A]	—	—	—	501	501	387	888
At December 31, 2015	546	(584)	(17,186)	180,100	162,876	1,245	164,121

[A] Includes in 2017 the non-controlling interest of $1,286 million arising on the acquisition of a 50% controlling interest in Marathon Oil Canada Corporation (see Note 8). The remainder in 2017, and the amounts in 2016 and 2015, mainly relate to public offerings of limited partner units in Shell Midstream Partners, L.P. The difference between the proceeds after tax and the increase in non-controlling interest, measured by reference to the carrying amount of the entity’s net assets at the date of each transaction, was recognised in retained earnings.

[B] Includes a reclassification of $534 million between shares held in trust and other reserves, with no impact on total equity, in order to appropriately reflect the carrying amount of shares held in trust at cost.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	140

Consolidated Statement of Cash Flows	$ million
	Notes	2017		2016	2015
Income for the period		13,435		4,777	2,200
Adjustment for:
Current tax		6,591		2,731	7,058
Interest expense (net)		3,365		2,752	1,529
Depreciation, depletion and amortisation		26,223		24,993	26,714
Net gains on sale and revaluation of non-current assets and businesses		(1,640)		(2,141)	(3,460)
(Increase)/decrease in inventories		(2,079)		(5,658)	2,827
(Increase)/decrease in current receivables		(1,686)		2,038	9,852
Increase/(decrease) in current payables		607		(2,669)	(7,158)
Share of profit of joint ventures and associates		(4,225)		(3,545)	(3,527)
Dividends received from joint ventures and associates		4,998		3,820	4,627
Deferred tax, retirement benefits, decommissioning and other provisions		(3,918)		(823)	(5,827)
Other		286		(1,226)	2,648
Tax paid		(6,307)		(4,434)	(7,673)
Cash flow from operating activities		35,650		20,615	29,810
Capital expenditure		(20,845)		(22,116)	(26,131)
Acquisition of BG Group plc, net of cash and cash equivalents acquired	29	—		(11,421)	—
Investments in joint ventures and associates		(595)		(1,330)	(896)
Proceeds from sale of property, plant and equipment and businesses		8,808		2,072	4,720
Proceeds from sale of joint ventures and associates		2,177		1,565	276
Interest received		724		470	288
Other		1,702	[A]	(203)	(664)
Cash flow from investing activities		(8,029)		(30,963)	(22,407)
Net decrease in debt with maturity period within three months		(869)		(360)	(586)
Other debt:
New borrowings		760		18,144	21,500
Repayments		(11,720)		(6,710)	(6,023)
Interest paid		(3,550)		(2,938)	(1,742)
Change in non-controlling interest		293		1,110	598
Cash dividends paid to:
Royal Dutch Shell plc shareholders	23	(10,877)		(9,677)	(9,370)
Non-controlling interest		(406)		(180)	(117)
Repurchases of shares		—		—	(409)
Shares held in trust: net purchases and dividends received		(717)		(160)	(39)
Cash flow from financing activities		(27,086)		(771)	3,812
Currency translation differences relating to cash and cash equivalents		647		(1,503)	(1,070)
Increase/(decrease) in cash and cash equivalents		1,182		(12,622)	10,145
Cash and cash equivalents at January 1		19,130		31,752	21,607
Cash and cash equivalents at December 31	13	20,312		19,130	31,752

[A] Includes $2,635 million from the sale of Shell’s interest in Woodside Petroleum Limited (see Note 10).

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	141

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

The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 14, 2018.

2 Significant ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES

This Note describes Shell’s significant accounting policies, which are those relevant to an understanding of the Consolidated Financial Statements, and includes the measurement bases used in their preparation. It allows an understanding as to how transactions, other events and conditions are reported. It also describes: (a) judgements, apart from those involving estimations, that management makes in applying the policies that have the most significant effect on the amounts recognised in the Consolidated Financial Statements; and (b) estimations, including assumptions about the future, that management makes in applying the policies. The sources of estimation uncertainty that have a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are specifically identified as a significant estimate.

NATURE OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements are presented in US dollars (dollars) and comprise the financial statements of the Company and its subsidiaries, being those entities over which the Company has control, either directly or indirectly, through exposure or rights to their variable returns and the ability to affect those returns through its power over the entities. Information about subsidiaries at December 31, 2017, can be found in Exhibit 8.

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

REVENUE RECOGNITION

Revenue from sales of oil, natural gas, chemicals and other products is recognised at the fair value of consideration received or receivable, after deducting sales taxes, excise duties and similar levies, when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. For sales by Integrated Gas and Upstream operations, this generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism; for sales by refining operations, it is either when product is placed onboard a vessel or offloaded from the vessel, depending on the contractually agreed terms; and for sales of oil products and chemicals, it is either at the point of delivery or the point of receipt, depending on contractual conditions.

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

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	142

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

PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Recognition

Property, plant and equipment comprise assets owned by Shell, assets held by Shell under finance leases and assets operated by Shell as contractor in PSCs. They include rights and concessions in respect of properties with proved reserves (proved properties) and with no proved reserves (unproved properties). Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recognised in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see “Provisions”), certain development costs (see “Research and development”) and the effects of associated cash flow hedges (see “Financial instruments and other derivative contracts”) as applicable. The accounting for exploration costs is described separately (see “Exploration costs”). Intangible assets include goodwill, liquefied natural gas (LNG) off-take and sales contracts obtained through acquisition, software costs and trademarks. Interest is capitalised, as an increase in property, plant and equipment, on major capital projects during construction.

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

Depreciation, depletion and amortisation

Property, plant and equipment related to hydrocarbon production activities are in principle depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, other than assets whose useful lives differ from the lifetime of the field which are depreciated applying the straight-line method. However, for certain Upstream assets, the use for this purpose of proved developed reserves, which are determined using the SEC-mandated yearly average oil and gas prices, would result in depreciation charges for these assets which do not reflect the pattern in which their future economic benefits are expected to be consumed as, for example, it may result in assets with long-term expected lives being depreciated in full within one year. Therefore, in these instances, other approaches are applied to determine the reserves base for the purpose of calculating depreciation, such as using management’s expectations of future oil and gas prices rather than yearly average prices, to provide a phasing of periodic depreciation charges that more appropriately reflects the expected utilisation of the assets concerned.

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

On classification of an asset as held for sale, depreciation ceases.

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

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	143

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

Information about the carrying amounts of exploration and production assets and the amounts charged to income, including depreciation, depletion and amortisation and the quantitative impact of the use of an alternative reserve base, is presented in Note 8.

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

The determination of cash-generating units requires judgement. Changes in this determination could impact the calculation of value in use and therefore the conclusion on the recoverability of assets’ carrying amounts when performing an impairment test.

Judgement, which is subject to change as new information becomes available, can be required in determining when an asset is classified as held for sale. A change in that judgement could result in impairment charges affecting income, depending on whether classification requires a write down of the asset to its fair value less costs to sell.

Significant estimate

Future price assumptions, presented in Note 8, tend to be stable because management does not consider short-term increases or decreases in prices as being indicative of long-term levels, but they are nonetheless subject to change. Expected production volumes, which comprise proved reserves and unproved volumes, are used for impairment testing because management believes this to be the most appropriate indicator of expected future cash flows. As discussed in “Proved oil and gas reserves” above, reserves estimates are inherently imprecise. Furthermore, projections about unproved volumes are based on information that is necessarily less robust than that available for mature reservoirs. Due to the nature and geographical spread of the business activity in which those assets are used, it is typically not practicable to estimate the likelihood or extent of impairments under different sets of assumptions for Shell overall.

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

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	144

JOINT ARRANGEMENTS AND ASSOCIATES

Arrangements under which Shell has contractually agreed to share control (see “Nature of the Consolidated Financial Statements” for the definition of control) with another party or parties are joint ventures where the parties have rights to the net assets of the arrangement, or joint operations where the parties have rights to the assets and obligations for the liabilities relating to the arrangement. Investments in entities over which Shell has the right to exercise significant influence but neither control nor joint control are classified as associates. Information about incorporated joint arrangements and associates at December 31, 2017, can be found in Exhibit 8.

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

Judgements and estimates

Tax liabilities are recognised when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, provision is made for the amount that is expected to be settled, where this can be reasonably estimated. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognised in income in the period in which the change occurs. This requires the application of judgement as to the ultimate outcome, which can change over time depending on facts and circumstances. Judgements mainly relate to transfer pricing, including inter-company financing, interpretation of PSCs, expenditure deductible for tax purposes and taxation arising on disposal.

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

On December 22, 2017, the US Tax Cuts and Jobs Act (the Act) was enacted. The effects of the Act have been recognised in 2017, as presented in Note 16, based on current interpretation of the Act and related assumptions. These may be subject to change, for example in the event that further interpretative guidance on the Act is issued.

Taxation information, including charges and deferred tax assets and liabilities, is presented in Note 16. Income taxes include taxes at higher rates levied on income from certain Integrated Gas and Upstream activities.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	145

RETIREMENT BENEFITS

Benefits in the form of retirement pensions and healthcare and life insurance are provided to certain employees and retirees under defined benefit and defined contribution plans.

Obligations under defined benefit plans are calculated annually by independent actuaries using the projected unit credit method, which takes into account employees’ years of service and, for pensions, average or final pensionable remuneration, and are discounted to their present value using interest rates of high-quality corporate bonds denominated in the currency in which the benefits will be paid and of a duration consistent with the plan obligations. Where plans are funded, payments are made to independently managed trusts; assets held by those trusts are measured at fair value. Defined benefit plan surpluses are recognised as assets to the extent that they are considered recoverable, which is generally by way of a refund or lower future employer contributions.

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

Significant judgements and estimates

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

Significant estimates

Estimates of provisions for future decommissioning and restoration costs are recognised are based on current legal and constructive requirements, technology and price levels. Because actual outflows can differ from estimates due to changes in laws, regulations, public expectations, technology, prices and conditions, and can take place many years in the future, the carrying amounts of provisions are regularly reviewed and adjusted to take account of such changes. The discount rate applied is reviewed annually.

Information about decommissioning and restoration provisions is presented in Note 18.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	146

FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS

Financial assets and liabilities are presented separately in the Consolidated Balance Sheet except where there is a legally enforceable right of offset and Shell has the intention to settle on a net basis or realise the asset and settle the liability simultaneously.

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

Significant estimate

Receivables from governments may be large and subject to disputes. Recoverability is subject to uncertainty as to the settlement of amounts including tax, royalty, cost recovery and associated interest. Information about government receivables is presented in Note 11.

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

A change in the fair value of a hedging instrument designated as a fair value hedge is recognised in income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative contract designated as a cash flow hedge is recognised in other comprehensive income until the hedged transaction occurs; any ineffective portion is recognised in income. Where the hedged item is a non-financial asset or liability, the amount in accumulated other comprehensive income is transferred to the initial carrying amount of the asset or liability (reclassified to the balance sheet); for other hedged items, the amount in accumulated other comprehensive income is reclassified to income when the hedged transaction affects income.

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

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	147

FAIR VALUE MEASUREMENTS

Fair value measurements are estimates of the amounts for which assets or liabilities could be transferred at the measurement date, based on the assumption that such transfers take place between participants in principal markets and, where applicable, taking highest and best use into account.

Judgements and estimates

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

3 CHANGES TO IFRS NOT YET ADOPTED

The final version of IFRS 9 Financial Instruments was issued in 2014 and sets out the requirements for recognising and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. It replaces IAS 39 Financial Instruments: Recognition and Measurement. The adoption of IFRS 9 in 2018 resulted in a decrease of $83 million in equity at January 1, 2018, mainly representing the recognition of additional provisions for impairment of receivables under the expected loss model. On a prospective basis, IFRS 9 may facilitate further use of hedge accounting and also results in different income recognition upon the sale of certain investments in securities.

IFRS 15 Revenue from Contracts with Customers was issued in 2014 and replaces IAS 18 Revenue. It provides a single model of accounting for revenue arising from contracts with customers based on the identification and satisfaction of performance obligations, and revenue from contracts with customers will be distinguished from other sources. Shell has adopted IFRS 15 with effect from January 1, 2018, and has elected to apply the modified retrospective transition approach. Although IFRS 15 does not generally represent a change from Shell’s current practice, the accounting for certain contracts, such as those with provisional pricing or take-or-pay arrangements, and for underlifts and overlifts, have been identified as areas of potential change. However, these do not have a significant effect on Shell’s accounting or disclosures, and therefore no transition adjustment will be presented.

IFRS 16 Leases was issued in 2016 to replace IAS 17 Leases and is required to be adopted by 2019. Under the new standard all lease contracts, with limited exceptions, are recognised in financial statements by way of right of use assets and corresponding lease liabilities. Compared with the existing accounting for operating leases, it will also impact the classification and timing of expenses and consequently the classification between cash flow from operating activities and cash flow from financing activities. It is expected that Shell will apply the modified retrospective approach, which would mean that the cumulative effect of initially applying the standard is recognised at the date of initial application and there is no restatement of comparative information. Shell will not early adopt IFRS 16. The impact of the adoption of the new standard at January 1, 2019, will be dependent on factors such as Shell’s lease contracts at that date and the discount rate to be applied in accordance with IFRS 16, and therefore the impact cannot be determined from the disclosure of the minimum lease payments in accordance with IAS 17 in Note 14. A detailed review of Shell’s contracts is under way to determine the impact of the new standard.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	148

4 SEGMENT INFORMATION

Shell is engaged in the principal aspects of the oil and gas industry in more than 70 countries and reports its business through four segments. Segmental reporting was changed with effect from 2016, in line with a change in the way Shell’s businesses are managed. Since 2016, Shell reports its business through the segments Integrated Gas (previously part of Upstream), Upstream, Downstream and Corporate. Comparative information was reclassified.

Integrated Gas is engaged in the liquefaction and transportation of gas and the conversion of natural gas to liquids to provide fuels and other products, as well as projects with an integrated activity – from producing to commercialising gas. Upstream combines the operating segments Upstream, which is engaged in the exploration for and extraction of crude oil, natural gas and natural gas liquids, and the marketing and transportation of oil and gas, and Oil Sands, which is engaged in the extraction of bitumen from mined oil sands and conversion into synthetic crude oil. These operating segments have similar economic characteristics because their earnings are significantly dependent on crude oil and natural gas prices and production volumes, and because their projects generally require significant investment, are complex and generate revenue for many years. Downstream is engaged in oil products and chemicals manufacturing and marketing activities. Corporate represents the key support functions, comprising Shell’s holdings and treasury organisation, its self-insurance activities and its headquarters and central functions. Integrated within the Integrated Gas, Upstream and Downstream segments are Shell’s trading activities, technical services and technology capability, and functions such as safety and environment. Sales between segments are based on prices generally equivalent to commercially available prices.

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

Information by segment on a current cost of supplies basis is as follows:

2017	$ million
	Integrated Gas	Upstream	Downstream	Corporate	Total
CCS earnings	5,078	1,551	8,258	(2,416)	12,471
Revenue
Third party	32,674	7,723	264,731	51	305,179
Inter-segment	3,978	32,469	4,248	—
Share of profit/(loss) of joint ventures and associates	1,714	623	1,956	(129)	4,164
Interest and other income	687	1,188	154	437	2,466
Depreciation, depletion and amortisation charge, of which:	4,965	17,303	3,877	78	26,223
Impairment losses	302	4,118	385	—	4,805
Impairment reversals	10	605	—	—	615
Interest expense	248	744	109	2,941	4,042
Taxation charge/(credit)	790	2,409	1,783	(636)	4,346

2016	$ million
	Integrated Gas	Upstream	Downstream	Corporate	Total
CCS earnings	2,529	(3,674)	6,588	(1,751)	3,692
Revenue
Third party	25,282	6,412	201,823	74	233,591
Inter-segment	3,908	26,524	1,727	—
Share of profit/(loss) of joint ventures and associates	1,116	222	2,244	(182)	3,400
Interest and other income	765	839	851	442	2,897
Depreciation, depletion and amortisation charge, of which:	4,509	16,779	3,681	24	24,993
Impairment losses	72	1,274	588	6	1,940
Impairment reversals	—	—	38	—	38
Interest expense	247	852	91	2,013	3,203
Taxation charge/(credit)	1,254	(938)	1,008	(839)	485

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	149

2015	$ million
	Integrated Gas	Upstream	Downstream	Corporate	Total
CCS earnings	3,170	(8,833)	10,243	(425)	4,155
Revenue
Third party	21,741	6,739	236,384	96	264,960
Inter-segment	4,248	26,824	1,362	—
Share of profit/(loss) of joint ventures and associates	1,471	491	2,215	(327)	3,850
Interest and other income	537	1,819	1,156	157	3,669
Depreciation, depletion and amortisation charge, of which:	2,597	20,404	3,667	46	26,714
Impairment losses	210	8,536	556	27	9,329
Impairment reversals	—	—	3	—	3
Interest expense	106	775	51	956	1,888
Taxation charge/(credit)	937	(927)	1,639	(1,156)	493

Reconciliation of CCS earnings to income for the period	$ million
	2017	2016	2015
CCS earnings	12,471	3,692	4,155
Current cost of supplies adjustment:
Purchases	1,252	1,284	(2,278)
Taxation	(349)	(344)	646
Share of profit of joint ventures and associates	61	145	(323)
	964	1,085	(1,955)
Income for the period	13,435	4,777	2,200

Information by geographical area is as follows:

2017	$ million
	Europe	Asia, Oceania, Africa		USA	Other Americas	Total
Third-party revenue, by origin	100,609	114,683	[A]	66,854	23,033	305,179
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	43,020	122,345		54,294	58,828	278,487
[A] includes $62,046 million that originated from Singapore.

2016	$ million
	Europe	Asia, Oceania, Africa		USA		Other Americas	Total
Third-party revenue, by origin	81,573	87,635	[A][B]	44,615	[B]	19,768	233,591
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	43,901	121,618		60,430		67,371	293,320

[A] includes $42,533 million that originated from Singapore.

[B] As revised, following reassessment of geographical allocation resulting in an increase of $4,532 million in Asia, Oceania, Africa and a corresponding decrease in USA.

2015	$ million
	Europe	Asia, Oceania, Africa		USA	Other Americas	Total
Third-party revenue, by origin	95,223	95,892	[A]	50,666	23,179	264,960
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	33,439	104,949		51,269	29,614	219,271

[A] includes $46,551 million that originated from Singapore.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	150

5 INTEREST AND OTHER INCOME

	$ million
	2017	2016	2015
Interest income	677	451	359
Dividend income (from investments in securities)	375	264	456
Net gains on sale and revaluation of non-current assets and businesses	1,640	2,141	3,460
Net foreign exchange (losses)/gains on financing activities	(453)	343	(649)
Other	227	(302)	43
Total	2,466	2,897	3,669

In 2017, net gains on sale of non-current assets and businesses arose mainly in respect of gains on the sale of Upstream assets in the UK and the USA as well as Downstream assets in Australia and Saudi Arabia, partly offset by a loss on the Motiva transaction (see Note 29). Net foreign exchange losses on financing activities in 2017 includes a charge of $545 million from the release of cumulative currency translation differences following the restructuring of funding for our North America businesses.

In 2016, net gains on sale of non-current assets and businesses arose mainly in respect of Upstream assets in North America and Downstream assets in Denmark and Japan. In addition, in respect of a decrease in Shell’s interest in Woodside Petroleum Limited (Woodside), a revaluation gain of $293 million was recognised and a gain of $358 million on the related release of cumulative currency translation differences was recognised in net foreign exchange gains on financing activities. Other mainly relates to the write down of an investment in securities.

In 2015, net gains on sale of non-current assets and businesses arose mainly in respect of interests in Nigeria (Upstream), interests in France and Norway (Downstream) and an office building in the UK (Corporate).

Other net foreign exchange losses of $47 million in 2017 (2016: $49 million; 2015: $197 million) were included in purchases.

6 INTEREST EXPENSE

	$ million
	2017	2016	2015
Interest incurred and similar charges	3,448	2,732	1,832
Less: interest capitalised	(622)	(725)	(839)
Other net losses/(gains) on fair value hedges of debt	114	4	(37)
Accretion expense	1,102	1,192	932
Total	4,042	3,203	1,888

The rate applied in determining the amount of interest capitalised in 2017 was 3% (2016: 3%; 2015: 3%).

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	151

7 INTANGIBLE ASSETS

2017	$ million
	Goodwill	LNG off-take and sales contracts	Other	Total
Cost
At January 1	13,592	10,429	5,085	29,106
Additions	784	—	786	1,570
Sales, retirements and other movements	(261)	—	37	(224)
Currency translation differences	39	—	198	237
At December 31	14,154	10,429	6,106	30,689
Depreciation, depletion and amortisation, including impairments
At January 1	605	1,475	3,059	5,139
Charge for the year	—	957	612	1,569
Sales, retirements and other movements	(136)	—	(241)	(377)
Currency translation differences	23	—	155	178
At December 31	492	2,432	3,585	6,509
Carrying amount at December 31	13,662	7,997	2,521	24,180

2016	$ million
	Goodwill	LNG off-take and sales contracts	Other	Total
Cost
At January 1	2,604	3,271	4,473	10,348
Additions on acquisition of BG	10,997	7,158	607	18,762
Other additions	—	—	130	130
Sales, retirements and other movements	(3)	—	—	(3)
Currency translation differences	(6)	—	(125)	(131)
At December 31	13,592	10,429	5,085	29,106
Depreciation, depletion and amortisation, including impairments
At January 1	594	556	2,915	4,065
Charge for the year	—	919	306	1,225
Sales, retirements and other movements	—	—	(63)	(63)
Currency translation differences	11	—	(99)	(88)
At December 31	605	1,475	3,059	5,139
Carrying amount at December 31	12,987	8,954	2,026	23,967

Goodwill at December 31, 2017, principally related to the acquisition of BG Group plc (BG) in 2016 (see Note 29), allocated to Integrated Gas ($4,954 million) and Upstream ($6,013 million) at the operating segment level, and to Pennzoil-Quaker State Company, a lubricants business in the Downstream segment based largely in North America. Information on annual impairment testing is included in Note 8.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	152

8 PROPERTY, PLANT AND EQUIPMENT

2017					$ million
	Exploration and production
	Exploration and evaluation	Production	Manufacturing, supply and distribution	Other	Total
Cost
At January 1	25,376	302,532	77,286	20,063	425,257
Additions	2,319	15,347	8,148	1,352	27,166
Sales, retirements and other movements	(4,586)	(34,198)	(1,427)	(655)	(40,866)
Currency translation differences	466	7,510	2,941	1,595	12,512
At December 31	23,575	291,191	86,948	22,355	424,069
Depreciation, depletion and amortisation, including impairments
At January 1	6,363	133,600	39,673	9,523	189,159
Charge for the year	778	19,155	3,705	1,016	24,654
Sales, retirements and other movements	(2,300)	(19,615)	(763)	(701)	(23,379)
Currency translation differences	219	4,385	1,868	783	7,255
At December 31	5,060	137,525	44,483	10,621	197,689
Carrying amount at December 31	18,515	153,666	42,465	11,734	226,380

2016	$ million
	Exploration and production
	Exploration and evaluation	Production	Manufacturing, supply and distribution	Other	Total
Cost
At January 1	27,728	239,559	73,648	20,988	361,923
Additions on acquisition of BG	916	54,775	314	62	56,067
Other additions	1,961	17,304	4,818	1,250	25,333
Sales, retirements and other movements	(5,210)	(3,557)	(653)	(1,545)	(10,965)
Currency translation differences	(19)	(5,549)	(841)	(692)	(7,101)
At December 31	25,376	302,532	77,286	20,063	425,257
Depreciation, depletion and amortisation, including impairments
At January 1	8,095	122,586	38,158	10,246	179,085
Charge for the year	828	18,182	3,842	916	23,768
Sales, retirements and other movements	(2,602)	(3,326)	(1,696)	(1,354)	(8,978)
Currency translation differences	42	(3,842)	(631)	(285)	(4,716)
At December 31	6,363	133,600	39,673	9,523	189,159
Carrying amount at December 31	19,013	168,932	37,613	10,540	236,098

Sales, retirements and other movements in 2017 include sales of interests in Canada, the UK and Gabon. In Canada, Shell sold its 60% interest in the Athabasca Oil Sands Project (AOSP) and its in-situ and undeveloped oil sands interests for a consideration in cash and shares in Canadian Natural Resources Limited, reported in investments in securities (see Note 10). Separately, Shell acquired a 50% controlling interest in Marathon Oil Canada Corporation, which has a 20% interest in the AOSP.

The carrying amount at December 31, 2017, included $42,121 million (2016: $45,396 million) of assets under construction. This amount excludes exploration and evaluation assets. The carrying amount at December 31, 2017, also included $986 million of assets classified as held for sale (2016: $282 million, as revised).

The carrying amount of exploration and production assets at December 31, 2017, included rights and concessions in respect of proved and unproved properties of $14,839 million (2016: $15,610 million). Exploration and evaluation assets principally comprise rights and concessions in respect of unproved properties and capitalised exploration drilling costs.

The carrying amount of assets at December 31, 2017, for which an alternative reserves base was applied in the calculation of the depreciation charge (see Note 2), was $18,115 million (2016: $14,784 million). If no alternative reserves base had been used, the pre-tax depreciation charge for the year ended December 31, 2017, would have been $5,558 million higher (2016: $9,181 million, 2015: $1,022 million).

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	153

Contractual commitments for the purchase of property, plant and equipment at December 31, 2017, amounted to $4,504 million (2016: $4,825 million). In addition, Shell has other commitments for future expenditure that, when incurred, are also expected to be recognised as additions to property, plant and equipment, such as the majority of operating lease payments in respect of drilling and ancillary equipment (see Note 14).

Carrying amount of property, plant and equipment held under finance leases [A]	$ million
	Dec 31, 2017	Dec 31, 2016
Exploration and production	8,399	7,930
Manufacturing, supply and distribution	3,151	3,108
Other	272	227
Total	11,822	11,265

[A] See Note 14.

Impairments	$ million
	2017	2016	2015
Impairment losses [A]
Exploration and production	4,187	1,324	8,387
Manufacturing, supply and distribution	376	567	458
Other	9	40	165
Total	4,572	1,931	9,010
Impairment reversals [A]
Exploration and production	615	—	—
Manufacturing, supply and distribution	—	36	—
Other	—	2	3
Total	615	38	3

[A] Presented by segment in Note 4, together with impairment losses and reversals in respect of intangible assets.

Impairment losses in 2017 were mainly in Upstream, and principally related to the disposal of interests in Canada and interests in Ireland classified as held for sale. Impairment losses in 2016 were mainly triggered by asset performance, disposals and project cancellations. They related primarily in Upstream to shale and deep-water properties in North and South America and in Downstream to disposals and assets held for sale in the refining portfolio. Impairment losses in 2015 were principally in Upstream related to North American shale properties, following revisions to Shell’s long-term oil and gas price outlook, and to cancelled projects in Alaska and Carmon Creek in Canada.

For impairment testing purposes, the respective carrying amounts of property, plant and equipment and intangible assets were compared with their value in use. Cash flow projections used in the determination of value in use were made using management’s forecasts of commodity prices, market supply and demand, product margins and expected production volumes (see Note 2). These cash flows were adjusted for the risks specific to the assets, and therefore these risks were not included in the determination of the discount rate applied. The nominal pre-tax rate applied in 2017 was 6% (2016: 6%; 2015: 6%).

Oil and gas price assumptions applied for impairment testing are reviewed and, where necessary, adjusted on a periodic basis. Reviews include comparison with available market data and forecasts that reflect developments in demand such as global economic growth, technology efficiency, policy measures and, in supply, consideration of investment and resource potential, cost of development of new supply, and behaviour of major resource holders. The near-term commodity price assumptions applied in impairment testing in 2017 were as follows:

Commodity price assumptions [A]
	2018	2019	2020
Brent crude oil ($/b)	50	60	65
Henry Hub natural gas ($/MMBtu)	3.00	3.00	3.25

[A] Money of the day.

For periods after 2020, the real terms long-term price assumptions applied were $70 per barrel (/b) (2016: $80/b) for Brent crude oil and $3.50 per million British thermal units (/MMBtu) (2016: $4.00/MMBtu) for Henry Hub natural gas.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	154

Capitalised exploration drilling costs	$ million
	2017	2016	2015
At January 1	7,910	7,835	8,465
Additions pending determination of proved reserves	1,708	1,762	3,276
Amounts charged to expense	(896)	(834)	(2,771)
Reclassifications to productive wells on determination of proved reserves	(982)	(1,187)	(991)
Other movements	153	334	(144)
At December 31	7,893	7,910	7,835

Exploration drilling costs capitalised for periods greater than one year at December 31, 2017, analysed according to the most recent year of activity, are presented in the table below. They comprise $1,512 million relating to 21 projects where drilling activities were under way or firmly planned for the future and $5,068 million relating to 42 projects awaiting development concepts.

	Projects		Wells
	Number	$ million	Number	$ million
Between 1 and 5 years	49	5,782	198	4,562
Between 6 and 10 years	11	688	122	1,647
Between 11 and 15 years	3	110	21	371
Total	63	6,580	341	6,580

9 joint ventures and associates

Shell share of comprehensive income of joint ventures and associates							$ million
	2017			2016			2015
	Joint ventures	Associates	Total	Joint ventures	Associates	Total	Joint ventures		Associates	Total
Income for the period	2,102	2,123	4,225	2,332	1,213	3,545	908	[A]	2,619	3,527
Other comprehensive income/(loss) for the period	164	6	170	78	(106)	(28)	(73)		33	(40)
Comprehensive income for the period	2,266	2,129	4,395	2,410	1,107	3,517	835		2,652	3,487

[A] Includes an impairment loss of $837 million as a result of changes in the outlook of a joint venture in the Oceania region.

Carrying amount of interests in joint ventures and associates				$ million
	Dec 31, 2017			Dec 31, 2016
	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Net assets	15,052	12,875	27,927	20,555	12,700	33,255

Shell’s interest in the Motiva Enterprises LLC (Motiva) joint venture was disposed of in 2017 (see Note 29). The carrying amount at December 31, 2016, was $5,132 million.

Transactions with joint ventures and associates	$ million
	2017	2016	2015
Sales and charges to joint ventures and associates	13,121	24,214	36,548
Purchases and charges from joint ventures and associates	10,680	13,859	26,440

These transactions principally comprise sales and purchases of goods and services in the ordinary course of business. Related balances outstanding at December 31, 2017, and 2016, are presented in Notes 11 and 15.

Other arrangements in respect of joint ventures and associates	$ million
	Dec 31, 2017	Dec 31, 2016
Commitments to make purchases from joint ventures and associates	78,837	85,333
Commitments to provide debt or equity funding to joint ventures and associates	1,216	2,703

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	155

10 INVESTMENTS IN SECURITIES

Investments in securities	$ million
	Dec 31, 2017	Dec 31, 2016
Equity securities	5,976	4,784
Debt securities	1,246	1,168
Total	7,222	5,952
At fair value
Measured by reference to prices in active markets for identical assets	5,776	4,408
Measured using predominantly unobservable inputs	1,268	1,233
Total	7,044	5,641
At cost	178	311
Total	7,222	5,952

Equity securities at December 31, 2017, principally comprised an 8% interest in Canadian Natural Resources Limited (see Note 8) of $3,506 million and a 15% interest in Malaysia LNG Tiga Sendirian Berhad (Tiga). Shell’s 13% interest in Woodside was disposed of in 2017. Its carrying amount at December 31, 2016, was $2,516 million. Debt securities principally comprised a portfolio required to be held by Shell’s insurance entities as security for their activities.

Investments in securities measured using predominantly unobservable inputs [A]	$ million
	2017	2016
At January 1	1,233	1,625
Losses recognised in other comprehensive income/(loss)	(108)	(333)
Other movements	143	(59)
At December 31	1,268	1,233

[A] Based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value. All are equity securities, mainly comprising Shell’s interest in Tiga. If the oil price assumption used in its valuation were to be decreased by $10 per barrel with no change in other measurement inputs, its carrying amount at December 31, 2017, would decrease by $99 million (2016: $110 million).

11 TRADE AND OTHER RECEIVABLES

	$ million
	Dec 31, 2017		Dec 31, 2016
	Current	Non-current	Current	Non-current
Trade receivables	30,721	—	25,766	—
Other receivables	9,036	5,525	7,556	5,231
Amounts due from joint ventures and associates	868	1,327	2,175	2,510
Derivative contracts (see Note 19)	5,304	919	5,957	405
Prepayments and deferred charges	3,940	1,623	4,210	1,407
Total	49,869	9,394	45,664	9,553

The fair value of financial assets included above approximates the carrying amount and, other than the fair value of certain derivative contracts, was determined from predominantly unobservable inputs.

Other receivables at December 31, 2017, include receivables from certain governments in their capacity as joint arrangement partners, of $2,265 million (2016: $2,644 million), after provisions for impairments, that are overdue in part or in full. Recoverability and timing thereof is subject to uncertainty, however, the ultimate risk of default on the carrying amount is considered to be low. Other receivables also include income tax receivable (see Note 16) and other taxes recoverable.

Provisions for impairments deducted from trade and other receivables amounted to $881 million at December 31, 2017 (2016: $822 million, as revised).

Overdue trade receivables	$ million
	Dec 31, 2017	Dec 31, 2016
Overdue 1–30 days	1,154	747
Overdue 31–180 days	480	649
Overdue more than 180 days	368	545
Total	2,002	1,941

Information about offsetting, collateral and credit risk is presented in Note 19.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	156

12 INVENTORIES

	$ million
	Dec 31, 2017	Dec 31, 2016
Oil, gas and chemicals	22,962	19,653
Materials	2,261	2,122
Total	25,223	21,775

Inventories at December 31, 2017, include write-downs to net realisable value of $253 million (2016: $566 million).

13 CASH AND CASH EQUIVALENTS

	$ million
	Dec 31, 2017	Dec 31, 2016
Cash	4,672	3,426
Short-term bank deposits	3,996	4,084
Money market funds, reverse repos and other cash equivalents	11,644	11,620
Total	20,312	19,130

Included in cash and cash equivalents at December 31, 2017, were amounts totalling $120 million (2016: $349 million) subject to currency controls or other legal restrictions. Information about credit risk is presented in Note 19.

14 DEBT AND LEASE ARRANGEMENTS

DEBT

Debt	$ million
	Dec 31, 2017			Dec 31, 2016
	Debt (excluding finance lease liabilities)	Finance lease liabilities	Total	Debt (excluding finance lease liabilities)	Finance lease liabilities	Total
Short-term debt	1,211	—	1,211	1,787	—	1,787
Long-term debt due within 1 year	9,500	1,084	10,584	6,574	1,123	7,697
Current debt	10,711	1,084	11,795	8,361	1,123	9,484
Non-current debt	59,430	14,440	73,870	69,256	13,736	82,992
Total	70,141	15,524	85,665	77,617	14,859	92,476

Net debt	$ million
	Current debt	Non-current debt	Cash and cash equivalents (see Note 13)	Net debt
At January 1, 2017	(9,484)	(82,992)	19,130	(73,346)
Cash flow	11,942	(113)	535	12,364
Finance lease additions	(56)	(1,772)	—	(1,828)
Other movements	(13,717)	13,749	—	32
Currency translation differences and foreign exchange gains/(losses)	(480)	(2,742)	647	(2,575)
At December 31, 2017	(11,795)	(73,870)	20,312	(65,353)
At January 1, 2016	(5,530)	(52,849)	31,752	(26,627)
Additions on acquisition of BG	(1,544)	(19,690)	6,803	(14,431)
Cash flow	5,092	(16,166)	(17,922)	(28,996)
Finance lease additions	(147)	(2,581)	—	(2,728)
Other movements	(7,438)	6,687	—	(751)
Currency translation differences and foreign exchange gains/(losses)	83	1,607	(1,503)	187
At December 31, 2016	(9,484)	(82,992)	19,130	(73,346)

Management’s financial strategy is to manage Shell’s assets and liabilities with the aim that, across the business cycle, “cash in” at least equals “cash out” while maintaining a strong balance sheet.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	157

Gearing, defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity), is a key measure of Shell’s capital structure. Across the business cycle, management aims to manage gearing within a range of 0-30%. At December 31, 2017, gearing was 24.8% (2016: 28.0%).

Gearing	$ million, except where indicated
	Dec 31, 2017	Dec 31, 2016
Net debt	65,353	73,346
Total equity	197,812	188,511
Total capital	263,165	261,857
Gearing	24.8%	28.0%

Management’s priorities for applying Shell’s cash are the servicing and reduction of debt commitments, payment of dividends, followed by a balance of capital investment and share buybacks. Management’s policy is to grow the dollar dividend through time, in line with its view of Shell’s underlying earnings and cash flow.

Shell has access to international debt capital markets via two commercial paper (CP) programmes, a Euro medium-term note (EMTN) programme and a US universal shelf (US shelf) registration. Issuances under the CP programmes are supported by a committed credit facility and cash.

Borrowing facilities and amounts undrawn	$ million
	Facility		Amount undrawn
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
CP programmes	20,000	20,000	19,659	18,982
EMTN programme	unlimited	unlimited	N/A	N/A
US shelf registration	unlimited	unlimited	N/A	N/A
Committed credit facility	8,500	7,480	8,500	7,480

Under the CP programmes, Shell can issue debt of up to $10 billion with maturities not exceeding 270 days and $10 billion with maturities not exceeding 397 days. The EMTN programme is updated each year, most recently in August 2017. No debt was issued under this programme in 2017 (2016: $4,510 million issued). The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration is updated every three years and was last updated in December 2017. No debt was issued under this registration in 2017 (2016: $12,000 million issued). The committed credit facility is available at pre-agreed margins and expires in 2020. The terms and availability are not conditional on Shell’s financial ratios or its financial credit ratings.

In addition, other subsidiaries have access to undrawn short-term bank facilities totalling $3,409 million at December 31, 2017 (2016: $3,835 million).

Interest rate swaps have been entered into against certain fixed rate debt affecting the effective interest rate on these balances (see Note 19).

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

2017	$ million
	Contractual payments
		Between	Between	Between	Between			Difference
	Less than	1 and 2	2 and 3	3 and 4	4 and 5	5 years		from carrying	Carrying
	1 year	years	years	years	years	and later	Total	amount	amount
Commercial paper	341	—	—	—	—	—	341	5	346
Bonds	8,989	8,306	5,900	5,047	4,620	35,037	67,899	131	68,030
Bank and other borrowings	1,321	43	127	56	180	36	1,763	2	1,765
Total (excluding interest)	10,651	8,349	6,027	5,103	4,800	35,073	70,003	138	70,141
Interest	1,957	1,688	1,457	1,328	1,221	15,293	22,944

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	158

2016	$ million
	Contractual payments
		Between	Between	Between	Between			Difference
	Less than	1 and 2	2 and 3	3 and 4	4 and 5	5 years		from carrying	Carrying
	1 year	years	years	years	years	and later	Total	amount	amount
Commercial paper	1,018	—	—	—	—	—	1,018	(6)	1,012
Bonds	5,943	8,483	7,964	5,900	4,902	39,566	72,758	321	73,079
Bank and other borrowings	1,363	595	358	302	213	572	3,403	123	3,526
Total (excluding interest)	8,324	9,078	8,322	6,202	5,115	40,138	77,179	438	77,617
Interest	2,236	2,051	1,790	1,557	1,423	23,230	32,287

The fair value of debt excluding finance lease liabilities at December 31, 2017, was $74,650 million (2016: $80,408 million), mainly determined from the prices quoted for those securities.

LEASE ARRANGEMENTS

Finance lease liabilities mainly relate to contracts in Upstream and Integrated Gas for floating production, storage and offloading units, subsea equipment and power generation. Finance lease liabilities are secured on the leased assets. Operating lease contracts are, in Upstream and Integrated Gas, principally for drilling and ancillary equipment, service vessels, LNG vessels and land and buildings; in Downstream, principally for tankers, storage capacity and retail sites; and in Corporate, principally for land and buildings.

The future minimum lease payments for finance and operating leases and the present value of future minimum finance lease payments at December 31, by payment date are as follows:

2017	$ million
	Finance leases			Operating leases
	Future minimum lease payments	Interest	Present value of future minimum lease payments	Future minimum lease payments [A]
Less than 1 year	2,274	1,190	1,084	4,793
Between 1 and 5 years	8,246	3,887	4,359	12,961
5 years and later	15,043	4,962	10,081	5,715
Total	25,563	10,039	15,524	23,469

[A] Including $5,660 million in respect of drilling and ancillary equipment (see Note 8).

2016	$ million
	Finance leases			Operating leases
	Future minimum lease payments	Interest	Present value of future minimum lease payments	Future minimum lease payments [A]
Less than 1 year	2,193	1,070	1,123	4,805
Between 1 and 5 years	7,727	3,265	4,462	13,979
5 years and later	14,305	5,031	9,274	7,214
Total	24,225	9,366	14,859	25,998

[A] Including $6,926 million in respect of drilling and ancillary equipment (see Note 8).

Future minimum lease payments at December 31, 2017, are stated before deduction of amounts expected to be received under non-cancellable sub-leases of $336 million (2016: $418 million) in respect of finance leases and $300 million (2016: $252 million) in respect of operating leases.

Operating lease expense in 2017 was $4,822 million (2016: $5,063 million; 2015: $4,751 million).

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	159

15 TRADE AND OTHER PAYABLES

	$ million
	Dec 31, 2017		Dec 31, 2016
	Current	Non-current	Current	Non-current
Trade payables	33,196	—	28,069	—
Other payables	5,767	3,090	5,007	3,035
Amounts due to joint ventures and associates	2,021	29	1,973	26
Derivative contracts (see Note 19)	5,253	981	6,418	3,315
Accruals and deferred income	10,426	328	11,950	549
Total	56,663	4,428	53,417	6,925

The fair value of financial liabilities included above approximates the carrying amount and, other than the fair value of certain derivative contracts, was determined from predominantly unobservable inputs.

Other payables include amounts due to joint arrangement partners and in respect of other project-related items and cash-settled share-based compensation plans.

Information about offsetting, collateral and liquidity risk is presented in Note 19.

16 TAXATION

Taxation charge/(credit)	$ million
	2017	2016	2015
Current tax
Charge in respect of current period	7,204	3,936	6,886
Adjustments in respect of prior periods	(613)	(1,205)	172
Total	6,591	2,731	7,058
Deferred tax
Relating to the origination and reversal of temporary differences, tax losses and credits	(4,102)	(2,688)	(6,833)
Relating to changes in tax rates and legislation	2,004	(200)	(526)
Adjustments in respect of prior periods	202	986	148
Total	(1,896)	(1,902)	(7,211)
Total taxation charge/(credit)	4,695	829	(153)

Adjustments in respect of prior periods relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared with those used in establishing the current tax position or deferred tax balance in prior periods.

In 2017, deferred tax relating to changes in tax rates and legislation was mainly in respect of the US Tax Cuts and Jobs Act (the Act).

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	160

Reconciliation of applicable tax charge/(credit) at statutory tax rates to taxation charge/(credit)			$ million
	2017	2016	2015
Income before taxation	18,130	5,606	2,047
Less: share of profit of joint ventures and associates	(4,225)	(3,545)	(3,527)
Income/(loss) before taxation and share of profit of joint ventures and associates	13,905	2,061	(1,480)
Applicable tax charge/(credit) at statutory tax rates	4,532	(344)	930
Adjustments in respect of prior periods	(411)	(219)	320
Tax effects of:
Expenses not deductible for tax purposes	2,423	2,066	1,452
Changes in tax rates and legislation (see above)	2,004	(200)	(526)
Income not subject to tax at statutory rates	(1,852)	(1,740)	(2,597)
(Recognition)/derecognition of deferred tax assets	(957)	1,575	108
Deductible items not expensed	(584)	(516)	(418)
Taxable income not recognised	251	509	384
Other	(711)	(302)	194
Taxation charge/(credit)	4,695	829	(153)

The weighted average of statutory tax rates was 33% in 2017 (2016: (17)%; 2015: (63)%). The rate in 2017 reflects a return to an overall tax charge on a pre-tax income. The negative rate in 2016 (tax credit on pre-tax income) was mainly due to losses incurred in jurisdictions with a higher weighted average statutory rate than jurisdictions in which profits were made. The negative rate in 2015 (tax charge on a pre-tax loss) was mainly due to impairment charges, and other charges related to ceasing activities in Alaska and the Carmon Creek project.

Taxes payable	$ million
	Dec 31, 2017	Dec 31, 2016
Income taxes	4,062	4,082
Sales taxes, excise duties and similar levies	3,188	2,603
Total	7,250	6,685

Included in other receivables at December 31, 2017 (see Note 11), was income tax receivable of $933 million (2016: $1,037 million).

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	161

Deferred tax	$ million
	Total		Decommissioning and other provisions	Losses carried forward	Property, plant and equipment	Retirement benefits	Other
At January 1, 2017
Deferred tax assets	14,425		2,944	12,179	(6,607)	3,817	2,092
Deferred tax liabilities	(15,274)		4,789	3,816	(23,846)	654	(687)
	(849)		7,733	15,995	(30,453)	4,471	1,405
Recognised in the year
Recognised in income	1,896		(1,853)	(3,221)	6,626	(622)	966
Other movements	(584)		33	(763)	964	(876)	58
Currency translation differences	321		269	553	(662)	153	8
	1,633		(1,551)	(3,431)	6,928	(1,345)	1,032
At December 31, 2017
Deferred tax assets	13,791		3,679	11,765	(7,698)	3,347	2,698
Deferred tax liabilities	(13,007)		2,503	799	(15,827)	(221)	(261)
	784		6,182	12,564	(23,525)	3,126	2,437
At January 1, 2016
Deferred tax assets	11,033		3,674	7,688	(6,651)	3,461	2,861
Deferred tax liabilities	(8,976)		5,307	3,806	(17,664)	309	(734)
	2,057		8,981	11,494	(24,315)	3,770	2,127
Recognised in the year
Additions on acquisition of BG	(5,163)	[A]	702	1,624	(7,310)	39	(218)
Recognised in income	1,902		(1,445)	3,566	144	33	(396)
Other movements	610		94	(229)	199	738	(192)
Currency translation differences	(255)		(599)	(460)	829	(109)	84
	(2,906)		(1,248)	4,501	(6,138)	701	(722)
At December 31, 2016
Deferred tax assets	14,425		2,944	12,179	(6,607)	3,817	2,092
Deferred tax liabilities	(15,274)		4,789	3,816	(23,846)	654	(687)
	(849)		7,733	15,995	(30,453)	4,471	1,405

[A] Comprising deferred tax assets and liabilities of $3,278 million and $8,441 million respectively.

The table above takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance is presented within deferred tax assets or deferred tax liabilities. Accordingly, certain deferred tax assets are presented within deferred tax liabilities, and certain deferred tax liabilities within deferred tax assets.

Other movements in deferred tax assets and liabilities principally relate to acquisitions, sales of non-current assets and businesses, and amounts recognised in other comprehensive income, which in 2017 include amounts in respect of the Act.

Before taking into consideration the offsetting described above, the amount of deferred tax assets dependent on future taxable profits not arising from the reversal of existing deferred tax liabilities, and which relate to tax jurisdictions where Shell has suffered a loss in the current or preceding year, was $12,452 million at December 31, 2017 (2016: $11,896 million). It is considered probable based on business forecasts that such profits will be available.

Unrecognised deductible temporary differences, unused tax losses and credits carried forward amounted to $34,773 million at December 31, 2017 (2016: $39,589 million) including amounts of $28,016 million (2016: $31,669 million) that are subject to time limits for utilisation of five years or later or are not time limited.

Retained earnings of subsidiaries, joint ventures and associates amounted to $223,746 million at December 31, 2017 (2016: $211,075 million). Provision has been made for withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either Shell does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future. For a significant majority of the retained earnings no provision has been made, because either distribution would not be subject to tax or is not expected in the foreseeable future.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	162

17 RETIREMENT BENEFITS

Retirement benefits are provided through a number of funded and unfunded defined benefit plans and defined contribution plans, the most significant of which are in the Netherlands, UK and USA. Benefits comprise principally pensions; retirement healthcare and life insurance are also provided in certain countries.

Retirement benefit expense	$ million
	2017	2016	2015
Defined benefit plans:
Current service cost, net of plan participants’ contributions	1,500	1,527	1,855
Interest expense on obligations	2,309	2,643	2,944
Interest income on plan assets	(2,019)	(2,358)	(2,495)
Other	(404)	(116)	207
Total	1,386	1,696	2,511
Defined contribution plans	429	485	473
Total retirement benefit expense	1,815	2,181	2,984

Retirement benefit expense is presented principally within production and manufacturing expenses and selling, distribution and administrative expenses in the Consolidated Statement of Income. Interest income on plan assets is calculated using the same rate as that applied to the related defined benefit obligations for each plan to determine interest expense.

Remeasurements	$ million
	2017	2016	2015
Actuarial gains/(losses) on obligations:
Due to changes in demographic assumptions	933	809	(517)
Due to changes in financial assumptions [A]	(4,495)	(11,391)	6,381
Due to experience adjustments	37	642	121
Total	(3,525)	(9,940)	5,985
Return on plan assets in excess of interest income	4,942	5,106	298
Other movements	50	18	55
Total remeasurements	1,467	(4,816)	6,338

[A] Mainly in the discount rates applied.

Experience adjustments arise from differences between the actuarial assumptions made in respect of the year and actual outcomes.

Defined benefit plans	$ million
	Dec 31, 2017	Dec 31, 2016
Obligations	(104,285)	(94,405)
Plan assets	93,243	81,276
Net liability	(11,042)	(13,129)
Retirement benefits in the Consolidated Balance Sheet:
Non-current assets	2,799	1,456
Non-current liabilities	(13,247)	(14,130)
Current liabilities	(594)	(455)
Total	(11,042)	(13,129)

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	163

Defined benefit plan obligations	$ million, except where indicated
	2017	2016
At January 1	94,405	89,426
Current service cost	1,550	1,585
Interest expense	2,309	2,643
Actuarial losses	3,525	9,940
Benefit payments	(4,579)	(3,847)
Other movements	(949)	1,006	[A]
Currency translation differences	8,024	(6,348)
At December 31	104,285	94,405
Comprising:
Funded pension plans	94,903	85,357
Weighted average duration	19 years	18 years
Unfunded pension plans	4,824	4,463
Weighted average duration	12 years	11 years
Other unfunded plans	4,558	4,585
Weighted average duration	13 years	13 years

[A] Includes additions to obligations on acquisition of BG of $1,958 million.

Defined benefit plan assets	$ million, except where indicated
	2017	2016
At January 1	81,276	80,851
Return on plan assets (in excess of interest income)	4,942	5,106
Interest income	2,019	2,358
Employer contributions	1,804	1,341
Plan participants’ contributions	50	58
Benefit payments	(4,294)	(3,560)
Other movements	(245)	1,211	[A]
Currency translation differences	7,691	(6,089)
At December 31	93,243	81,276
Comprising:
Quoted in active markets:
Equities	32%	29%
Debt securities	45%	46%
Real estate	1%	1%
Investment funds	1%	1%
Other	1%	1%
Other:
Equities	7%	9%
Debt securities	3%	3%
Real estate	6%	6%
Investment funds	3%	2%
Other	1%	2%

[A] Includes additions to plan assets on acquisition of BG of $2,194 million.

Long-term investment strategies of plans are generally determined by the relevant pension plan trustees using a structured asset liability modelling approach to define the asset mix that best meets the objectives of optimising returns within agreed risk levels while maintaining adequate funding levels.

Employer contributions to defined benefit pension plans are set by local trustees based on actuarial valuations in accordance with local regulations and are estimated to be $1.0 billion in 2018.

Additional contributions to the Netherlands defined benefit pension plan would be required if the 12-month rolling average local funding percentage falls below 105% for six months or more. At the most recent (2017) funding valuation the local funding percentage was above this level. There are no set minimum statutory funding requirements for the UK plans. Under an agreement with the trustee of the main UK defined benefit plan, Shell will provide additional contributions if the funding position falls below a certain level. For the US plans, under the Pension Protection Act there are minimum required contribution levels; forecast contributions are expected to exceed these.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	164

The principal assumptions applied in determining the present value of defined benefit obligations and their bases were as follows:

■	rates of increase in pensionable remuneration, pensions in payment and healthcare costs: historical experience and management’s long-term expectation;
■	discount rates: prevailing long-term AA corporate bond yields, chosen to match the currency and duration of the relevant obligation; and
■	mortality rates: published standard mortality tables for the individual countries concerned adjusted for Shell experience where statistically significant.

The weighted averages for those assumptions and related sensitivity information at December 31 are presented below. Sensitivity information indicates by how much the defined benefit obligations would increase or decrease if a given assumption were to increase or decrease with no change in other assumptions.

	$ million, except where indicated
			Effect of using alternative assumptions
	Assumptions used		Increase/(decrease) in defined benefit obligations
	2017	2016	Range of assumptions	2017	2016
Rate of increase in pensionable remuneration	5%	5%	-1% to +1%	(2,150) to 2,782	(1,895) to 2,504
Rate of increase in pensions in payment	2%	2%	-1% to +1%	(10,120) to 12,662	(8,850) to 11,271
Rate of increase in healthcare costs	7%	7%	-1% to +1%	(451) to 551	(455) to 555
Discount rate for pension plans	3%	3%	-1% to +1%	19,042 to (14,567)	16,904 to (12,912)
Discount rate for healthcare plans	4%	4%	-1% to +1%	599 to (483)	662 to (528)
Expected age at death for persons aged 60:
Men	87 years	87 years	-1 year to +1 year	(1,906) to 2,022	(1,743) to 1,797
Women	89 years	89 years	-1 year to +1 year	(1,720) to 1,828	(1,484) to 1,530

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	165

18 DECOMMISSIONING AND OTHER PROVISIONS

	$ million
	Decommissioning and restoration		Other		Total
At January 1, 2017
Current	797		2,987		3,784
Non-current	24,368		5,250		29,618
	25,165		8,237		33,402
Additions	1,168		2,630		3,798
Amounts charged against provisions	(491)		(2,325)		(2,816)
Accretion expense	897		141		1,038
Disposals	(2,807)	[A]	(95)		(2,902)
Remeasurements and other movements	(4,245)		(1,021)		(5,266)
Currency translation differences	897		280		1,177
	(4,581)		(390)		(4,971)
At December 31, 2017
Current	817		2,648		3,465
Non-current	19,767		5,199		24,966
	20,584		7,847		28,431
At January 1, 2016
Current	1,239		2,826		4,065
Non-current	23,008		3,140		26,148
	24,247		5,966		30,213
Additions on acquisition of BG	3,965		1,577	[B]	5,542
Other additions	976	[C]	4,793	[C][D]	5,769
Amounts charged against provisions	(880)		(2,562)		(3,442)
Accretion expense	1,013		103		1,116
Disposals	(478)	[C]	(80)	[C]	(558)
Remeasurements and other movements	(2,528)	[C]	(1,410)	[C]	(3,938)
Currency translation differences	(1,150)		(150)		(1,300)
	918		2,271		3,189
At December 31, 2016
Current	797		2,987		3,784
Non-current	24,368		5,250		29,618
	25,165		8,237		33,402

[A] Mainly related to interests in the UK and Canada.

[B] Includes $950 million representing the fair value of contingent liabilities assumed, mainly in relation to litigation costs.
[C] As revised, to align with current year presentation.

[D] Mainly relating to onerous contracts and redundancy costs (see Note 26).

.

The amount and timing of settlement in respect of these provisions are uncertain and dependent on various factors that are not always within management’s control. The discount rate applied at December 31, 2017 was 4% (2016: 4%).

Reviews of estimated future decommissioning and restoration costs and the discount rate applied are carried out annually. In 2017, the review identified cost reductions from more efficient execution of decommissioning and restoration activities such as onshore demolition, supply chain improvements, learning from other industries and application of technologies. In 2017, there was a decrease of $3,980 million (2016: $2,361 million) in the provision resulting from changes in cost estimates, reported within remeasurements and other movements.

Of the decommissioning and restoration provision at December 31, 2017, an estimated $3,896 million is expected to be utilised between one to five years, $3,449 million within six to 10 years, and the remainder in later periods.

Other provisions principally comprise amounts recognised in respect of environmental costs ($1,505 million at December 31, 2017; 2016: $1,482 million), litigation costs, redundancy costs, employee benefits and onerous contracts.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	166

19 FINANCIAL INSTRUMENTS AND OTHER DERIVATIVE CONTRACTS

Financial instruments and other derivative contracts in the Consolidated Balance Sheet comprise investments in securities (see Note 10), cash and cash equivalents (see Note 13), debt (see Note 14) and certain amounts reported within trade and other receivables (see Note 11) and trade and other payables (see Note 15), which include derivative contracts.

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

Interest rate risk

Most debt is raised from central borrowing programmes. Shell’s policy continues to be to have debt principally denominated in dollars and to maintain a largely floating interest rate exposure profile; however, Shell has issued a significant amount of fixed rate debt in recent years, taking advantage of historically low interest rates available in US debt markets. As a result, a substantial portion of the debt portfolio at December 31, 2017, is at fixed rates and this reduces Shell’s exposure to the dollar LIBOR interest rate.

The financing of most subsidiaries is structured on a floating-rate basis and, except in special cases, further interest rate risk management is discouraged.

On the basis of the floating rate net debt position at December 31, 2017, (both issued and hedged), and assuming other factors (principally foreign exchange rates and commodity prices) remained constant and that no further interest rate management action was taken, an increase in interest rates of 1% would have decreased 2017 income before taxation by $174 million (2016: $210 million, based on the floating rate position at December 31, 2016).

The carrying amounts and maturities of debt and borrowing facilities are presented in Note 14. Interest expense is presented in Note 6.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	167

Foreign exchange risk

Many of the markets in which Shell operates are priced, directly or indirectly, in dollars. As a result, the functional currency of most Integrated Gas and Upstream entities and those with significant cross-border business is the dollar. For Downstream entities, the functional currency is typically the local currency. Consequently, Shell is exposed to varying levels of foreign exchange risk when an entity enters into transactions that are not denominated in its functional currency, when foreign currency monetary assets and liabilities are translated at the balance sheet date and as a result of holding net investments in operations that are not dollar-functional. Each entity is required to adopt treasury policies that are designed to measure and manage its foreign exchange exposures by reference to its functional currency.

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

Assuming other factors (principally interest rates and commodity prices) remained constant and that no further foreign exchange risk management action were taken, a 10% appreciation against the dollar at December 31 of the main currencies to which Shell is exposed would have the following effects:

	$ million
	Increase/(decrease) in income before taxation		Increase in net assets
	2017	2016	2017	2016
10% appreciation against the dollar of:
Canadian dollar	(43)	(53)	1,111	1,666
Euro	130	(75)	1,086	845
Australian dollar	(24)	45	786	669
Sterling	(77)	(141)	632	549

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

Risk management systems are used for recording and valuing instruments. Commodity price risk exposure is monitored, and the acceptable level of exposure determined, by market risk committees. There is regular reviewing of mandated trading limits by senior management, daily monitoring of market risk exposure using value-at-risk (VAR) techniques, daily monitoring of trading positions against limits, and marking-to-fair value of trading exposures with a department independent of traders reviewing the market values applied. Although trading losses can and do occur, the nature of the trading portfolio and its management are considered adequate mitigants against the risk of significant losses.

VAR techniques based on variance/covariance or Monte Carlo simulation models are used to make a statistical assessment of the market risk arising from possible future changes in market values over a 24-hour period and within a 95% confidence level. The calculation of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Models are regularly reviewed against actual fair value movements to ensure integrity is maintained. The VAR year-end positions in respect of commodities traded in active markets, which are presented in the table below, are calculated on a diversified basis in order to reflect the effect of offsetting risk within combined portfolios.

Value-at-risk (pre-tax)	$ million
	Dec 31, 2017	Dec 31, 2016
Global oil	25	29
North America gas and power	11	12
Europe gas and power	3	2
Carbon-emission rights	1	3

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

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	168

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

Shell routinely enters into offsetting, master netting and similar arrangements with trading and other counterparties to manage credit risk. Where there is a legally enforceable right of offset under such arrangements and Shell has the intention to settle on a net basis or realise the asset and settle the liability simultaneously, the net asset or liability is recognised in the Consolidated Balance Sheet, otherwise assets and liabilities are presented gross. These amounts, as presented net and gross within trade and other receivables and trade and other payables in the Consolidated Balance Sheet at December 31, were as follows:

2017	$ million
	Amounts offset			Amounts not offset
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:
Within trade receivables	10,642	6,486	4,156	42	51	4,063
Within derivative contracts	6,987	2,387	4,600	186	2,326	2,088
Liabilities:
Within trade payables	10,442	6,486	3,956	41	51	3,864
Within derivative contracts	7,315	2,392	4,923	300	2,326	2,297

2016	$ million
	Amounts offset			Amounts not offset
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments		Net amounts
Assets:
Within trade receivables	9,844	6,539	3,305	1	12		3,292
Within derivative contracts	6,309	2,197	4,112	107	2,126	[A]	1,879	[A]
Liabilities:
Within trade payables	9,489	6,535	2,954	—	12		2,942
Within derivative contracts	9,434	2,197	7,237	86	2,126	[A]	5,025	[A]

[A] As revised.

Amounts not offset principally relate to contracts where the intention to settle on a net basis was not clearly established at December 31.

The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2017, presented within trade and other receivables, was $1,890 million (2016: $1,815 million). The carrying amount of collateral held at December 31, 2017, presented within trade and other payables, was $282 million (2016: $173 million). Collateral mainly relates to initial margins held with commodity exchanges and over-the-counter counterparty variation margins.

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

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	169

Carrying amounts, maturities and hedges

The carrying amounts of derivative contracts at December 31 (see Notes 11 and 15), designated and not designated as hedging instruments for hedge accounting purposes, were as follows:

2017	$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	—	16	16	165	34	199	(183)
Forward foreign exchange contracts	22	403	425	—	591	591	(166)
Currency swaps and options	483	208	691	815	76	891	(200)
Commodity derivatives	—	4,929	4,929	—	4,428	4,428	501
Other contracts	—	162	162	—	125	125	37
Total	505	5,718	6,223	980	5,254	6,234	(11)

2016	$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	38	15	53	136	38	174	(121)
Forward foreign exchange contracts	—	469	469	10	348	358	111
Currency swaps and options	3	280	283	3,241	545	3,786	(3,503)
Commodity derivatives	—	5,480	5,480	—	5,230	5,230	250
Other contracts	—	77	77	—	185	185	(108)
Total	41	6,321	6,362	3,387	6,346	9,733	(3,371)

Net losses before tax on derivative contracts, excluding realised commodity contracts and those accounted for as hedges, were $1,321 million in 2017 (2016: $414 million gains; 2015: $4,107 million gains).

In 2015, certain cash and cash equivalents and forward foreign exchange contracts were designated as cash flow hedges of a significant portion of the forecast cash consideration for the acquisition of BG (see Note 29). Losses of $411 million were recognised in other comprehensive income in 2016 (2015: $537 million) and the accumulated losses were reclassified to the balance sheet in 2016 (see Note 22).

In addition, certain contracts, mainly to hedge price risk relating to forecast commodity transactions which mature in 2018-2020, were designated in cash flow hedging relationships. In 2017, $29 million net losses for ineffectiveness were recognised in income (2016: $nil; 2015: $1 million net gains). The net carrying amount of commodity derivative contracts designated as cash flow hedging instruments at December 31, 2017, was a liability of $620 million (2016: $115 million), and was presented after the offset of related margin balances maintained with exchanges.

Certain interest rate and currency swaps were designated in fair value hedges, principally in respect of debt for which the net carrying amount of the related derivative contracts, net of accrued interest, at December 31, 2017, was a liability of $826 million (2016: $3,472 million).

In 2016, debt and currency swaps were designated as hedges of net investments in foreign operations, relating to the foreign exchange risk arising between certain intermediate holding companies and their subsidiaries. The total carrying amount of the hedging instruments at December 31, 2016, was a net liability of $5,381 million. On January 1, 2017, these were de-designated as hedges following changes in the functional currency of certain entities to the US dollar.

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

Other contracts include certain contracts that are held to sell or purchase commodities and others containing embedded derivatives, which are required to be recognised at fair value because of pricing or delivery conditions, even though they were entered into to meet operational requirements. These contracts are expected to mature in 2018-2025, with certain contracts having early termination rights (for either party). Valuations are derived from quoted market prices for the next six years and, thereafter, from forward gas price formulae used in similar contracts. Future gas price assumptions are the most significant input to this model, and a decrease at December 31, 2017, of 10% in the projected gas price would, assuming other inputs remained unchanged, increase income before taxation by $30 million (2016: $33 million).

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	170

The contractual maturities of derivative liabilities at December 31 compare with their carrying amounts in the Consolidated Balance Sheet as follows:

2017	$ million
	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount [A]	Carrying amount
Forward foreign exchange contracts	315	37	14	3	2	(39)	332	259	591
Currency swaps and options	541	343	140	304	194	879	2,401	(1,510)	891
Commodity derivatives	3,002	754	305	122	74	263	4,520	(92)	4,428
Other contracts	146	115	56	18	1	3	339	(15)	324
Total	4,004	1,249	515	447	271	1,106	7,592	(1,358)	6,234

[A] Mainly related to the effect of discounting.

2016	$ million
	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount [A]	Carrying amount
Forward foreign exchange contracts	341	97	56	—	(27)	—	467	(109)	358
Currency swaps and options	1,062	1,269	831	372	701	3,762	7,997	(4,211)	3,786
Commodity derivatives	3,889	706	344	111	47	204	5,301	(71)	5,230
Other contracts	95	130	102	53	20	3	403	(44)	359
Total	5,387	2,202	1,333	536	741	3,969	14,168	(4,435)	9,733

[A] Mainly related to the effect of discounting.

Fair value measurements

The net carrying amounts of derivative contracts held at December 31, categorised according to the predominant source and nature of inputs used in determining the fair value of each contract, were as follows:

2017	$ million
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	—	(183)	—	(183)
Forward foreign exchange contracts	—	(166)	—	(166)
Currency swaps and options	—	(200)	—	(200)
Commodity derivatives	36	302	163	501
Other contracts	—	(97)	134	37
Total	36	(344)	297	(11)

2016	$ million
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	—	(121)	—	(121)
Forward foreign exchange contracts	—	111	—	111
Currency swaps and options	—	(3,503)	—	(3,503)
Commodity derivatives	12	(153)	391	250
Other contracts	(2)	(183)	77	(108)
Total	10	(3,849)	468	(3,371)

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	171

Net carrying amounts of derivative contracts measured using predominantly unobservable inputs		$ million
	2017	2016
At January 1	468	607
Net losses recognised in revenue	(248)	(361)
Purchases	(252)	(227)
Sales	562	428
Recategorisations (net)	(248)	56
Currency translation differences	15	(35)
At December 31	297	468

Included in net losses recognised in revenue in 2017 were unrealised net gains totalling $39 million relating to assets and liabilities held at December 31, 2017 (2016: $333 million).

20 SHARE CAPITAL

Issued and fully paid ordinary shares of €0.07 each [A]
	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2017	4,428,903,813	3,745,486,731	374	309	683
Scrip dividends	168,232,237	—	13	—	13
At December 31, 2017	4,597,136,050	3,745,486,731	387	309	696
At January 1, 2016	3,990,921,569	2,440,410,614	340	206	546
Scrip dividends	219,253,936	—	17	—	17
Shares issued (see Note 29)	218,728,308	1,305,076,117	17	103	120
At December 31, 2016	4,428,903,813	3,745,486,731	374	309	683

[A] Share capital at December 31, 2017, and 2016, also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At the Company’s Annual General Meeting (AGM) on May 23, 2017, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of €190 million (representing 2,714 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 23, 2018, and the end of the AGM to be held in 2018, unless previously renewed, revoked or varied by the Company in a general meeting.

21 SHARE-BASED COMPENSATION PLANS AND SHARES HELD IN TRUST

Share-based compensation expense	$ million
	2017	2016	2015
Equity-settled plans	422	488	621
Cash-settled plans	380	205	129
Total	802	693	750

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

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	172

Share awards under the PSP and LTIP
	Number of A shares (million)	Number of B shares (million)	Number of A ADSs (million)	Weighted average remaining contractual life (years)
At January 1, 2017	36	12	10	1.0
Granted	10	4	3
Vested	(12)	(4)	(4)
Forfeited	(1)	—	—
At December 31, 2017	33	12	9	0.9
At January 1, 2016	36	12	10	1.0
Granted	11	4	3
Vested	(11)	(4)	(3)
At December 31, 2016	36	12	10	1.0

Other plans offer employees opportunities to acquire shares and ADSs of the Company or receive cash benefits measured by reference to the Company’s share price.

Shell employee share ownership trusts and trust-like entities purchase the Company’s shares in the open market to meet delivery commitments under employee share plans. At December 31, 2017, they held 15.2 million A shares (2016: 13.1 million), 2.9 million B shares (2016: 6.2 million) and 5.9 million A ADSs (2016: 4.9 million).

22 OTHER RESERVES

Other reserves attributable to Royal Dutch Shell plc shareholders					$ million
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2017	37,311	154	84	1,644	(27,895)	11,298
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	—	—	—	—	5,851	5,851
Scrip dividends	(13)	—	—	—	—	(13)
Share-based compensation	—	—	—	(204)	—	(204)
At December 31, 2017	37,298	154	84	1,440	(22,044)	16,932
At January 1, 2016	3,398	154	84	1,658	(22,480)	(17,186)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(5,949)	(5,949)
Scrip dividends	(17)	—	—	—	—	(17)
Shares issued	33,930	—	—	—	—	33,930
Share-based compensation	—	—	—	(14)	534	520
At December 31, 2016	37,311	154	84	1,644	(27,895)	11,298
At January 1, 2015	3,405	154	83	1,723	(19,730)	(14,365)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(2,750)	(2,750)
Scrip dividends	(7)	—	—	—	—	(7)
Repurchases of shares	—	—	1	—	—	1
Share-based compensation	—	—	—	(65)	—	(65)
At December 31, 2015	3,398	154	84	1,658	(22,480)	(17,186)

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	173

The merger reserve and share premium reserve were established as a consequence of the Company becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The increase in the merger reserve in 2016 in respect of the shares issued represents the difference between the fair value and the nominal value of the shares issued for the acquisition of BG (see Note 29). The capital redemption reserve was established in connection with repurchases of shares of the Company. The share plan reserve is in respect of equity-settled share-based compensation plans (see Note 21). The movement represents the net of the charge for the year and the release as a result of vested awards and is after deduction of tax of $11 million in 2017 (2016: $nil; 2015: $nil).

Accumulated other comprehensive income comprises the following:

Accumulated other comprehensive income attributable to Royal Dutch Shell plc shareholders							$ million
	Currency translation differences		Unrealised gains/(losses) on securities	Cash flow hedging gains/(losses)		Retirement benefits remeasurements	Total
At January 1, 2017	(13,831)		1,321	(144)		(15,241)	(27,895)
Recognised in other comprehensive income	4,513		796	(467)		1,467	6,309
Reclassified to income	610		(211)	(87)		—	312
Reclassified to the balance sheet	—		—	(18)		—	(18)
Tax on amounts recognised/reclassified	33		8	20		(863)	(802)
Total, net of tax	5,156		593	(552)		604	5,801
Share of joint ventures and associates	53		55	63		(1)	170
Other comprehensive income/(loss) for the period	5,209		648	(489)		603	5,971
Less: non-controlling interest	(113)		—	—		(7)	(120)
Attributable to Royal Dutch Shell plc shareholders	5,096		648	(489)		596	5,851
At December 31, 2017	(8,735)		1,969	(633)		(14,645)	(22,044)
At January 1, 2016	(12,940)		1,409	473		(11,422)	(22,480)
Recognised in other comprehensive income	(1,023)	[A]	(204)	(727)		(4,816)	(6,770)
Reclassified to income	(277)		1	(939)		—	(1,215)
Reclassified to the balance sheet	—		—	1,044	[B]	—	1,044
Tax on amounts recognised/reclassified	(21)		(11)	5		999	972
Total, net of tax	(1,321)		(214)	(617)		(3,817)	(5,969)
Share of joint ventures and associates	(154)		126	—		—	(28)
Other comprehensive loss for the period	(1,475)		(88)	(617)		(3,817)	(5,997)
Less: non-controlling interest	50		—	—		(2)	48
Attributable to Royal Dutch Shell plc shareholders	(1,425)		(88)	(617)		(3,819)	(5,949)
Reclassification in respect of shares held in trust	534		—	—		—	534
At December 31, 2016	(13,831)		1,321	(144)		(15,241)	(27,895)
At January 1, 2015	(5,931)		2,112	458		(16,369)	(19,730)
Recognised in other comprehensive income	(7,170)		(650)	698		6,338	(784)
Reclassified to income	47		(61)	(610)		—	(624)
Tax on amounts recognised/reclassified	2		4	(27)		(1,387)	(1,408)
Total, net of tax	(7,121)		(707)	61		4,951	(2,816)
Share of joint ventures and associates	2		4	(46)		—	(40)
Other comprehensive (loss)/income for the period	(7,119)		(703)	15		4,951	(2,856)
Less: non-controlling interest	110		—	—		(4)	106
Attributable to Royal Dutch Shell plc shareholders	(7,009)		(703)	15		4,947	(2,750)
At December 31, 2015	(12,940)		1,409	473		(11,422)	(22,480)
[A] Includes losses of $2,024 million arising on net investment hedges.

[B] Mainly relating to the acquisition of BG.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	174

23 DIVIDENDS

Interim dividends	$ million
	2017	2016	2015
A shares
Cash: $1.88 per share (2016: $1.88; 2015: $1.88)	4,919	4,545	5,203
Scrip: $1.88 per share (2016: $1.88; 2015: $1.88)	3,558	3,491	2,154
Total – A shares	8,477	8,036	7,357
B shares
Cash: $1.88 per share (2016: $1.88; 2015: $1.88)	5,958	5,132	4,167
Scrip: $1.88 per share (2016: $1.88; 2015: $1.88)	1,193	1,791	448
Total – B shares	7,151	6,923	4,615
Total	15,628	14,959	11,972

In addition, on February 1, 2018, the Directors announced a further interim dividend in respect of 2017 of $0.47 per A share and $0.47 per B share. The total dividend is estimated to be $3,921 million and is payable on March 26, 2018, to shareholders on the register at February 16, 2018. The Scrip Dividend Programme has been cancelled with effect from the fourth quarter 2017 interim dividend.

Dividends on A shares are by default paid in euros, although holders may elect to receive dividends in sterling. Dividends on B shares are by default paid in sterling, although holders may elect to receive dividends in euros. Dividends on ADSs are paid in dollars.

24 EARNINGS PER SHARE

	2017	2016	2015
Income attributable to Royal Dutch Shell plc shareholders ($ million)	12,977	4,575	1,939
Weighted average number of A and B shares used as the basis for determining:
Basic earnings per share (million)	8,223.4	7,833.7	6,320.3
Diluted earnings per share (million)	8,299.0	7,891.7	6,393.8

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

25 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

GENERAL

In the ordinary course of business, Shell subsidiaries are subject to a number of contingencies arising from litigation and claims brought by governmental, including tax authorities, and private parties. The operations and earnings of Shell subsidiaries continue, from time to time, to be affected to varying degrees by political, legislative, fiscal and regulatory developments, including those relating to the protection of the environment and indigenous groups in the countries in which they operate. The industries in which Shell subsidiaries are engaged are also subject to physical risks of various types.

The amounts claimed in relation to such events and, if such claims against Shell were successful, the costs of implementing the remedies sought in the various cases could be substantial. Based on information available to date and taking into account that in some cases it is not practicable to estimate the possible magnitude or timing of any resultant payments, management believes that the foregoing are not expected to have a material adverse impact on Shell’s Consolidated Financial Statements. However, there remains a high degree of uncertainty around these contingencies, as well as their potential effect on future operations, earnings, cash flows and Shell’s financial condition.

PESTICIDE LITIGATION

Shell Oil Company (SOC), along with other agricultural chemical pesticide manufacturers and distributors, has been sued by public and quasi-public water purveyors alleging responsibility for groundwater contamination caused by applications of chemical pesticides. Most of these lawsuits assert various theories of strict liability and seek to recover actual damages, including water well treatment and remediation costs. All of the suits assert claims for punitive damages. There are approximately 35 such cases pending. Based on the claims asserted and SOC’s track record with regard to amounts paid to resolve varying claims, management does not expect that the outcome of these lawsuits pending at December 31, 2017, will have a material adverse impact on Shell. However, there remains a high degree of uncertainty regarding the potential outcome of some of these pending lawsuits, as well as their potential effect on future operations, earnings, cash flows and Shell’s financial condition.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	175

CLIMATE CHANGE LITIGATION

Municipalities in California and New York have filed nine lawsuits against oil and gas companies, including Royal Dutch Shell plc. The plaintiffs seek damages for claimed harm to their public and private infrastructure from rising sea levels allegedly due to climate change caused by the defendants’ fossil fuel products. Management believes the outcome of these matters should be resolved in a manner favourable to Shell, however, there remains a high degree of uncertainty regarding the ultimate outcome of these lawsuits, as well as their potential effect on future operations, earnings, cash flows and Shell’s financial condition.

NIGERIAN LITIGATION

Shell subsidiaries and associates operating in Nigeria are parties to various environmental and contractual disputes brought in the courts of Nigeria, England and the Netherlands. These disputes are at different stages in litigation, including at the appellate stage, where judgements have been rendered against Shell entities. If taken at face value, the aggregate amount of these judgements could be seen as material. Management, however, believes that the outcomes of these matters will ultimately be resolved in a manner favourable to Shell. However, there remains a high degree of uncertainty regarding these cases, as well as their potential effect on future operations, earnings, cash flows and Shell’s financial condition.

The authorities in various countries are investigating Shell Nigeria Exploration and Production Company Ltd.’s (SNEPCO’s) investment in Nigerian oil block OPL 245 and the 2011 settlement of litigation pertaining to that block with regard to potential anti-bribery, anti-corruption and anti-money laundering laws. On January 27, 2017, the Nigeria Federal High Court issued an Interim Order of Attachment for OPL 245, pending the conclusion of the investigation. SNEPCO applied for and was granted a discharge of this order on constitutional and procedural grounds. Also in Nigeria, in March 2017, criminal charges alleging official corruption and conspiracy to commit official corruption were filed against SNEPCO, one current Shell employee and third parties including ENI SpA and one of its subsidiaries. Those proceedings are ongoing. In March 2017, parties alleging to be shareholders of Malabu Oil and Gas Company Ltd. filed an action to challenge the 2011 settlement and the award of OPL 245 to SNEPCO and an ENI SpA subsidiary by the Federal Government of Nigeria. Those proceedings are also ongoing. On February 14, 2017, Royal Dutch Shell plc received a notice of request for indictment from the Milan public prosecutor with respect to this matter. On December 20, 2017, Royal Dutch Shell plc along with four former Shell employees including one former executive were remanded to trial in Milan. On March 5, 2018, the Court of Milan declared that the first hearing is scheduled for May 14, 2018. Based on Shell’s review of the Prosecutor of Milan's file and all of the information and facts currently available to Shell, management does not believe that there is a basis to convict Shell. Furthermore, management is not aware of any evidence to convict any former or current Shell employee. Investigations by authorities in other jurisdictions are ongoing.

However, there remains a high degree of uncertainty around these contingencies, as well as their potential effect on future operations, earnings, cash flows and Shell’s financial condition. Accordingly, at this time, it is not practicable to estimate the magnitude and timing of any possible obligations or payments.

Any violation of the US Foreign Corrupt Practices Act or other relevant anti-bribery, anti-corruption or anti-money laundering legislation could have a material adverse effect on Royal Dutch Shell plc’s earnings, cash flows and financial condition.

26 EMPLOYEES

Employee costs	$ million
	2017	2016[A]	2015
Remuneration	10,855	11,985	12,558
Social security contributions	844	867	830
Retirement benefits (see Note 17)	1,815	2,181	2,984
Share-based compensation (see Note 21)	802	693	750
Total	14,316	15,726	17,122

[A] In addition, there were redundancy costs of $1,441 million.

Average employee numbers	Thousand
	2017	2016	2015
Integrated Gas	11	13	13
Upstream	18	22	22
Downstream	40	40	43
Corporate [A]	17	17	15
Total	86	92	93

[A] Includes all employees working in business service centres irrespective of the segment they support.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	176

27 DIRECTORS AND SENIOR MANAGEMENT

.
Remuneration of Directors of the Company	$ million
	2017	2016	2015
Emoluments	11	10	12
Value of released awards under long-term incentive plans	5	8	1
Employer contributions to pension plans	1	1	1

Emoluments comprise salaries and fees, annual bonuses (for the period for which performance is assessed) and other benefits. The value of released awards under long-term incentive plans for the period is in respect of the performance period ending in that year. In 2017, retirement benefits were accrued in respect of qualifying services under defined benefit plans by three Directors.

Further information on the remuneration of the Directors can be found in the Directors’ Remuneration Report on pages 94-117.

Directors and Senior Management expense	$ million
	2017	2016	2015
Short-term benefits	23	21	21
Retirement benefits	3	3	4
Share-based compensation	17	15	19
Termination and related amounts	3	4	—
Total	46	43	44

Directors and Senior Management comprise members of the Executive Committee and the Non-executive Directors of the Company.

Short-term benefits comprise salaries and fees, annual bonuses delivered in cash and shares (for the period for which performance is assessed), other benefits and employer social security contributions. Prior to 2017, these included the 50% of annual bonuses delivered in cash, and share-based compensation included the appropriate proportion of the deferred element (under the Deferred Bonus Plan). Following shareholder approval at the 2017 AGM, the Deferred Bonus Plan has been removed and 50% of the bonus is delivered in shares subject to a three-year holding period.

28 AUDITOR’s REMUNERATION

	$ million
	2017	2016	2015
Fees in respect of the audit of the Consolidated and Parent Company Financial Statements, including audit of consolidation returns	27	32	5
Other audit fees, principally in respect of audits of accounts of subsidiaries	21	17	46
Total audit fees	48	49	51
Audit-related fees [A]	4	2	2
Fees in respect of other non-audit services [B]	1	1	—
Total	53	52	53

[A] Categorised as fees for audit services for US reporting purposes. Aggregate audit fees for US reporting purposes amounted to $52 million in 2017 (2016: $51 million; 2015: $53 million).

[B] Categorised as all other fees for US reporting purposes and mainly related to agreed-upon-procedures.

In addition, the auditor provided audit services to retirement benefit plans for employees of subsidiaries. Remuneration amounted to $1 million in 2017 (2016: $1 million; 2015: $1 million).

With effect from 2016, Ernst & Young LLP (EY) was appointed as auditor of the Company, replacing PricewaterhouseCoopers LLP (PwC). Auditor’s remuneration for 2017 and 2016 relates to EY and for 2015 to PwC. From 2016, fees in respect of the audit of the Consolidated Financial Statements include audit of consolidation returns carried out locally that was previously included within other audit fees.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	177

29 Business combinations

MOTIVA TRANSACTION

On May 1, 2017, Shell and Saudi Refining Inc. (SRI) completed the separation of assets, liabilities and businesses of Motiva, a 50:50 joint venture. Shell assumed sole ownership of two refineries, 11 distribution terminals and certain Shell-branded fuel retail markets in the USA. The transaction enables Shell to combine the assets retained from the joint venture with other Shell Downstream assets in North America, in line with its strategy to deliver increased cash and returns through simpler and highly integrated businesses. It was accounted for as a disposal of Shell’s 50% interest in Motiva and a subsequent business acquisition.

The fair value of Shell’s interest in the joint venture on May 1, 2017, was $3,847 million, based on Shell’s assessment. This fair value was used, for accounting purposes, as the consideration recognised for the disposal. The loss on sale of $546 million comprised the excess of $28 million of the consideration above the carrying amount of Shell’s interest in the joint venture (including associated deferred tax liabilities) of $3,819 million, less a non-cash tax charge of $574 million which crystallised upon the disposal.

The fair value of $3,847 million also served as the purchase consideration for the net assets acquired. As set out below, goodwill of $355 million was recognised on the acquisition, being the excess of the purchase consideration over the fair value of the net assets acquired and $957 million received in cash from SRI. The fair value of net assets acquired was based on an independent valuation using cash flow projections based on the historical performance of the newly acquired assets, forecasted pricing for various related commodities and existing business plan information. The fair value of Shell’s interest in the joint venture, the fair value of the net assets acquired, and therefore the resultant goodwill, remain provisional although no significant adjustments are expected.

Goodwill recognised	$ million
Fair value of Shell’s interest in the Motiva joint venture	3,847
Less: cash received	957
Less: fair value of net assets acquired
Intangible assets	656
Property, plant and equipment	2,685
Inventories	927
Other assets	94
Debt (non-current)	(115)
Trade and other payables (non-current)	(65)
Deferred tax (non-current liabilities)	(318)
Retirement benefits (non-current liabilities)	(975)
Decommissioning and other provisions (non-current)	(132)
Current liabilities	(222)
Total fair value of net assets acquired	2,535
Goodwill	355

The cash inflow from this transaction of $887 million was included within proceeds from sale of joint ventures and associates in the Consolidated Statement of Cash Flows, being the net effect of the $957 million cash received from SRI and a payment by Shell of $70 million to SRI in respect of the transfer of certain retirement benefit liabilities.

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

In 2016, goodwill of $10,997 million was recognised on the acquisition, being the excess of the purchase consideration over the fair value of net assets acquired. The net asset fair values, in line with accounting standards, were determined, where applicable, and particularly in respect of property, plant and equipment and intangible assets, by reference to oil and gas prices as reflected in the prevailing market view on the day of completion, as well as using estimates of proved oil and gas reserves and unproved volumes including timing of production, discount rates and exchange rates. Oil and gas prices were based on the forward price curve for the first two years, and for subsequent years based on the market consensus price view.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	178

Supplementary information – oil and gas (unaudited)

The information set out on pages 179-198 is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the “Consolidated Financial Statements”.

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

Subsidiaries’ proved reserves at December 31, 2017, were divided into 80% developed and 20% undeveloped on a barrel of oil equivalent basis. For the Shell share of joint ventures and associates, the proved reserves at December 31, 2017, were divided into 91% developed and 9% undeveloped on a barrel of oil equivalent basis.

Proved reserves are recognised under various forms of contractual agreements. Shell’s proved reserves volumes at December 31, 2017, present in agreements such as production-sharing contracts (PSC), tax/variable royalty contracts or other forms of economic entitlement contracts, where the Shell share of reserves can vary with commodity prices, were 1,941 million barrels of crude oil and natural gas liquids, and 12,588 thousand million standard cubic feet (scf) of natural gas.

Proved reserves cannot be measured exactly because estimation of reserves involves subjective judgement (see “Risk factors” on page 13 and our “Proved reserves assurance process” below). These estimates remain subject to revision and are unaudited supplementary information.

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

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	179

CRUDE OIL, NATURAL GAS LIQUIDS, SYNTHETIC CRUDE OIL AND BITUMEN

Shell subsidiaries’ proved reserves of crude oil, natural gas liquids (NGLs), synthetic crude oil and bitumen at the end of the year; their share of the proved reserves of joint ventures and associates at the end of the year; and the changes in such reserves during the year are set out on pages 181-183. Significant changes in these proved reserves are discussed below.

PROVED RESERVES 2017-2016

Shell subsidiaries

Europe

The net increase of 61 million barrels in revisions and reclassifications resulted from field performance studies and development activities in Denmark, Norway and the UK. The sale of minerals in place of 50 million barrels occurred in the UK.

Asia

The net increase of 153 million barrels in revisions and reclassifications was mainly in Oman and Malaysia. The increase of 95 million barrels in extensions and discoveries was in Kazakhstan and Malaysia.

USA

The net increase of 235 million barrels in revisions and reclassifications resulted from field performance studies and development activities in respect of Stones and Mars in the Gulf of Mexico, and the Delaware Permian Basin. The increase of 242 million barrels in extensions and discoveries was in the Delaware Permian Basin, Appomattox and Vicksburg in the Gulf of Mexico.

Canada

The sale of minerals in place of 1,992 million barrels in synthetic crude oil resulted from the sale of our 60% interest in the Athabasca Oil Sands Project (AOSP) and our in-situ and undeveloped oil sands interests. The purchase of minerals in place of 664 million barrels in synthetic crude oil resulted from the separate acquisition of a 50% controlling interest in Marathon Oil Canada Corporation, which has a 20% interest in the AOSP.

Shell share of joint ventures and associates

Asia

The net increase of 76 million barrels in revisions and reclassifications was mainly in Brunei.

PROVED RESERVES 2016-2015

Shell subsidiaries

Acquisition of BG Group plc

Purchases of minerals in place included 1,205 million barrels additions on acquisition of BG Group plc (BG), notably 85 million barrels in Europe, 175 million barrels in Asia and 931 million barrels in South America.

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

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	180

Proved developed and undeveloped reserves 2017												Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	435	1,386	128	529	491	18	2,014	2	992	3,979	2,014	2	5,995
Revisions and reclassifications	61	153	13	23	235	8	(3)	2	38	531	(3)	2	530
Improved recovery	—	35	—	—	38	—	—	—	—	73	—	—	73
Extensions and discoveries	—	95	—	—	242	7	—	—	30	374	—	—	374
Purchases of minerals in place	—	—	—	—	2	—	664	—	—	2	664	—	666
Sales of minerals in place	(50)	—	—	(14)	—	—	(1,992)	(2)	—	(64)	(1,992)	(2)	(2,058)
Production [A]	(90)	(187)	(9)	(75)	(109)	(11)	(34)	(2)	(114)	(595)	(34)	(2)	(631)
At December 31	356	1,482	132	463	899	22	649	—	946	4,300	649	—	4,949
Shell share of joint ventures and associates
At January 1	7	256	—	—	—	—	—	—	—	263	—	—	263
Revisions and reclassifications	6	76	—	—	—	—	—	—	—	82	—	—	82
Improved recovery	—	3	—	—	—	—	—	—	—	3	—	—	3
Extensions and discoveries	—	1	—	—	—	—	—	—	—	1	—	—	1
Purchases of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(35)	—	—	—	—	—	—	—	(36)	—	—	(36)
At December 31	12	301	—	—	—	—	—	—	—	313	—	—	313
Total	368	1,783	132	463	899	22	649	—	946	4,613	649	—	5,262
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	—	—	—	325	—	—	—	325	—	325

[A] Included 1 million barrels consumed in operations for synthetic crude oil.

Proved developed reserves 2017												Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	257	1,184	36	461	437	14	1,387	2	543	2,932	1,387	2	4,321
At December 31	250	1,364	46	373	569	21	649	—	651	3,274	649	—	3,923
Shell share of joint ventures and associates
At January 1	4	215	—	—	—	—	—	—	—	219	—	—	219
At December 31	11	253	—	—	—	—	—	—	—	264	—	—	264

Proved undeveloped reserves 2017											Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	178	202	92	68	54	4	627	—	449	1,047	627	—	1,674
At December 31	106	118	86	90	330	1	—	—	295	1,026	—	—	1,026
Shell share of joint ventures and associates
At January 1	3	41	—	—	—	—	—	—	—	44	—	—	44
At December 31	1	48	—	—	—	—	—	—	—	49	—	—	49

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	181

Proved developed and undeveloped reserves 2016												Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	417	1,286	126	579	560	22	1,941	3	56	3,046	1,941	3	4,990
Revisions and reclassifications	24	100	9	21	17	3	33	4	86	260	33	4	297
Improved recovery	—	22	—	—	2	—	—	—	—	24	—	—	24
Extensions and discoveries	—	4	—	—	20	6	96	—	—	30	96	—	126
Purchases of minerals in place	85	175	2	14	—	—	—	—	931	1,207	—	—	1,207
Sales of minerals in place	(5)	—	—	—	(5)	(2)	—	—	—	(12)	—	—	(12)
Production [A]	(86)	(201)	(9)	(85)	(103)	(11)	(56)	(5)	(81)	(576)	(56)	(5)	(637)
At December 31	435	1,386	128	529	491	18	2,014	2	992	3,979	2,014	2	5,995
Shell share of joint ventures and associates
At January 1	11	290	12	—	—	—	—	—	—	313	—	—	313
Revisions and reclassifications	(3)	1	(11)	—	—	—	—	—	—	(13)	—	—	(13)
Improved recovery	—	—	—	—	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	1	—	—	—	—	—	—	—	1	—	—	1
Purchases of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(36)	(1)	—	—	—	—	—	—	(38)	—	—	(38)
At December 31	7	256	—	—	—	—	—	—	—	263	—	—	263
Total	442	1,642	128	529	491	18	2,014	2	992	4,242	2,014	2	6,258
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	4	—	—	—	—	—	4	—	—	4

[A] Included 2 million barrels consumed in operations for synthetic crude oil.

Proved developed reserves 2016												Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	220	972	36	437	455	20	1,405	3	44	2,184	1,405	3	3,592
At December 31	257	1,184	36	461	437	14	1,387	2	543	2,932	1,387	2	4,321
Shell share of joint ventures and associates
At January 1	5	204	9	—	—	—	—	—	—	218	—	—	218
At December 31	4	215	—	—	—	—	—	—	—	219	—	—	219

Proved undeveloped reserves 2016											Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	197	314	90	142	105	2	536	—	12	862	536	—	1,398
At December 31	178	202	92	68	54	4	627	—	449	1,047	627	—	1,674
Shell share of joint ventures and associates
At January 1	6	86	3	—	—	—	—	—	—	95	—	—	95
At December 31	3	41	—	—	—	—	—	—	—	44	—	—	44

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	182

Proved developed and undeveloped reserves 2015											Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	579	1,306	128	691	711	44	1,763	428	63	3,522	1,763	428	5,713
Revisions and reclassifications	(97)	149	6	50	(61)	(25)	204	(420)	7	29	204	(420)	(187)
Improved recovery	—	—	—	—	4	—	—	—	—	4	—	—	4
Extensions and discoveries	—	—	—	—	10	12	26	—	—	22	26	—	48
Purchases of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	(76)	—	—	—	—	—	(76)	—	—	(76)
Production [A]	(65)	(169)	(8)	(86)	(104)	(9)	(52)	(5)	(14)	(455)	(52)	(5)	(512)
At December 31	417	1,286	126	579	560	22	1,941	3	56	3,046	1,941	3	4,990
Shell share of joint ventures and associates
At January 1	29	376	12	—	—	—	—	—	—	417	—	—	417
Revisions and reclassifications	(17)	(49)	1	—	—	—	—	—	—	(65)	—	—	(65)
Improved recovery	—	—	—	—	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	—	—	—	—	—
Purchases of minerals in place	—	—	2	—	—	—	—	—	—	2	—	—	2
Sales of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(37)	(3)	—	—	—	—	—	—	(41)	—	—	(41)
At December 31	11	290	12	—	—	—	—	—	—	313	—	—	313
Total	428	1,576	138	579	560	22	1,941	3	56	3,359	1,941	3	5,303
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	7	—	—	—	—	—	7	—	—	7

[A] Included 2 million barrels consumed in operations for synthetic crude oil.

Proved developed reserves 2015											Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	350	947	41	534	494	26	1,273	9	51	2,443	1,273	9	3,725
At December 31	220	972	36	437	455	20	1,405	3	44	2,184	1,405	3	3,592
Shell share of joint ventures and associates
At January 1	22	222	10	—	—	—	—	—	—	254	—	—	254
At December 31	5	204	9	—	—	—	—	—	—	218	—	—	218

Proved undeveloped reserves 2015											Million barrels
					North America				South
	Europe	Asia	Oceania	Africa	USA	Canada			America	Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	229	359	87	157	217	18	490	419	12	1,079	490	419	1,988
At December 31	197	314	90	142	105	2	536	—	12	862	536	—	1,398
Shell share of joint ventures and associates
At January 1	7	154	2	—	—	—	—	—	—	163	—	—	163
At December 31	6	86	3	—	—	—	—	—	—	95	—	—	95

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	183

NATURAL GAS

Shell subsidiaries’ proved reserves of natural gas at the end of the year, their share of the proved reserves of joint ventures and associates at the end of the year, and the changes in such reserves during the year are set out on pages 186-188. Significant changes in these proved reserves are discussed below. Volumes are not adjusted to standard heat content. Apart from integrated projects, volumes of gas are reported on an “as-sold” basis. The price used to calculate future revenue and cash flows from proved gas reserves is the contract price or the 12-month average on “as-sold” volumes. Volumes associated with integrated projects are those measured at a designated transfer point between the upstream and downstream portions of the integrated project. Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

PROVED RESERVES 2017-2016

Shell subsidiaries

Europe

The sale of minerals in place of 224 thousand million scf was mainly the UK fields: Elgin-Franklin, Everest, J-Area, Lomond and Erskine.

Asia

The net increase of 979 thousand million scf in revisions and reclassifications resulted from field performance updates and development activities in Kazakhstan and Malaysia. The increase of 549 thousand million scf in extensions and discoveries was mainly in China and Kazakhstan.

Oceania

The net decrease of 574 thousand million scf in revisions and reclassifications resulted from field performance updates and development activities. There was a decrease of 958 thousand million scf in the Surat Basin (Australia) and an increase of 384 thousand million scf from Jansz-lo, Prelude, Gorgon (all Australia) and Maui (New Zealand). The purchases of minerals in place of 204 thousand million scf were in the Surat Basin.

Africa

The net increase of 287 thousand million scf in revisions and reclassifications resulted from field performance updates and development activities, mainly in Kolo Creek in Nigeria.

USA

The net increase of 958 thousand million scf in revisions and reclassifications resulted from field performance updates and development activities in Tioga, East Texas and North Louisiana and the Delaware Permian Basin. The increase of 1,163 thousand million scf in extensions and discoveries was mainly in Tioga, the Delaware Permian Basin, Appomattox and Kaikias.

Canada

The net increase of 412 thousand million scf in revisions and reclassifications resulted from field performance studies and development activities in Groundbirch, Waterton and Fox Creek. The increase of 205 thousand million scf in extensions and discoveries was in Groundbirch and Fox Creek.

Shell share of joint ventures and associates

Europe

The net decrease of 1,027 thousand million scf in revisions and reclassifications was mainly in the Netherlands, due to further reassessment of Groningen compression.

Asia

The net increase of 652 thousand million scf in revisions and reclassifications resulted from field performance studies and development activities in Brunei and Russia.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	184

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

Oceania

The net decrease of 464 thousand million scf in revisions and reclassifications was due to the change of accounting classification for Woodside Petroleum Limited in Australia.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	185

Proved developed and undeveloped reserves 2017					Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	3,741	11,073	9,051	2,225	675	844	1,650	29,259
Revisions and reclassifications	197	979	(574)	287	958	412	45	2,304
Improved recovery	—	66	—	—	74	—	—	140
Extensions and discoveries	2	549	—	—	1,163	205	6	1,925
Purchases of minerals in place	—	—	204	—	3	43	27	277
Sales of minerals in place	(224)	—	—	(7)	(11)	(6)	—	(248)
Production [A]	(616)	(845)	(703)	(423)	(293)	(226)	(227)	(3,333)
At December 31	3,100	11,822	7,978	2,082	2,569	1,272	1,501	30,324
Shell share of joint ventures and associates
At January 1	6,497	4,754	31	—	—	—	—	11,282
Revisions and reclassifications	(1,027)	652	9	—	—	—	—	(366)
Improved recovery	—	1	—	—	—	—	—	1
Extensions and discoveries	—	11	—	—	—	—	—	11
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production [B]	(345)	(454)	(21)	—	—	—	—	(820)
At December 31	5,125	4,964	19	—	—	—	—	10,108
Total	8,225	16,786	7,997	2,082	2,569	1,272	1,501	40,432
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	2	—	—	—	—	—	2

[A] Included 215 thousand million standard cubic feet consumed in operations.

[B] Included 41 thousand million standard cubic feet consumed in operations.

Proved developed reserves 2017	Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	3,437	10,569	3,966	1,618	563	458	1,172	21,783
At December 31	2,978	11,460	5,026	1,493	1,652	859	1,225	24,693
Shell share of joint ventures and associates
At January 1	5,240	4,110	31	—	—	—	—	9,381
At December 31	5,055	4,275	19	—	—	—	—	9,349

Proved undeveloped reserves 2017	Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	304	504	5,085	607	112	386	478	7,476
At December 31	122	362	2,952	589	917	413	276	5,631
Shell share of joint ventures and associates
At January 1	1,257	644	—	—	—	—	—	1,901
At December 31	70	689	—	—	—	—	—	759

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	186

Proved developed and undeveloped reserves 2016					Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	3,848	10,692	5,411	2,236	754	955	43	23,939
Revisions and reclassifications	92	554	(177)	51	(95)	41	66	532
Improved recovery	—	10	—	—	—	—	—	10
Extensions and discoveries	4	162	—	2	200	180	3	551
Purchases of minerals in place	419	576	4,330	327	151	—	1,734	7,537
Sales of minerals in place	(7)	—	—	—	(7)	(63)	—	(77)
Production [A]	(615)	(921)	(513)	(391)	(328)	(269)	(196)	(3,233)
At December 31	3,741	11,073	9,051	2,225	675	844	1,650	29,259
Shell share of joint ventures and associates
At January 1	7,538	5,363	535	—	—	—	—	13,436
Revisions and reclassifications	(636)	(197)	(464)	—	—	—	—	(1,297)
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	—	35	—	—	—	—	—	35
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production [B]	(405)	(447)	(40)	—	—	—	—	(892)
At December 31	6,497	4,754	31	—	—	—	—	11,282
Total	10,238	15,827	9,082	2,225	675	844	1,650	40,541
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	3	—	2	—	—	—	5

[A] Included 197 thousand million standard cubic feet consumed in operations.

[B] Included 44 thousand million standard cubic feet consumed in operations.

Proved developed reserves 2016	Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	3,471	9,920	1,234	1,386	572	636	37	17,256
At December 31	3,437	10,569	3,966	1,618	563	458	1,172	21,783
Shell share of joint ventures and associates
At January 1	5,933	4,301	420	—	—	—	—	10,654
At December 31	5,240	4,110	31	—	—	—	—	9,381

Proved undeveloped reserves 2016	Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	377	772	4,177	850	182	319	6	6,683
At December 31	304	504	5,085	607	112	386	478	7,476
Shell share of joint ventures and associates
At January 1	1,605	1,062	115	—	—	—	—	2,782
At December 31	1,257	644	—	—	—	—	—	1,901

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	187

Proved developed and undeveloped reserves 2015					Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	4,430	10,071	5,575	2,621	1,561	1,611	48	25,917
Revisions and reclassifications	(61)	1,385	41	5	(587)	(581)	11	213
Improved recovery	—	—	—	—	1	—	—	1
Extensions and discoveries	—	—	—	4	59	175	—	238
Purchases of minerals in place	—	—	—	—	—	2	—	2
Sales of minerals in place	(19)	—	—	(115)	(5)	—	—	(139)
Production [A]	(502)	(764)	(205)	(279)	(275)	(252)	(16)	(2,293)
At December 31	3,848	10,692	5,411	2,236	754	955	43	23,939
Shell share of joint ventures and associates
At January 1	7,866	6,030	503	—	—	—	—	14,399
Revisions and reclassifications	92	(214)	23	—	—	—	—	(99)
Improved recovery	6	—	—	—	—	—	—	6
Extensions and discoveries	11	—	—	—	—	—	—	11
Purchases of minerals in place	—	—	84	—	—	—	—	84
Sales of minerals in place	—	—	—	—	—	—	—	—
Production [B]	(437)	(453)	(75)	—	—	—	—	(965)
At December 31	7,538	5,363	535	—	—	—	—	13,436
Total	11,386	16,055	5,946	2,236	754	955	43	37,375
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	2	—	3	—	—	—	5
[A] Included 145 thousand million standard cubic feet consumed in operations.

[B] Included 55 thousand million standard cubic feet consumed in operations.

Proved developed reserves 2015	Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	3,774	9,114	1,398	1,162	1,275	939	42	17,704
At December 31	3,471	9,920	1,234	1,386	572	636	37	17,256
Shell share of joint ventures and associates
At January 1	6,386	4,501	433	—	—	—	—	11,320
At December 31	5,933	4,301	420	—	—	—	—	10,654

Proved undeveloped reserves 2015	Thousand million standard cubic feet
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Shell subsidiaries
At January 1	656	957	4,177	1,459	286	672	6	8,213
At December 31	377	772	4,177	850	182	319	6	6,683
Shell share of joint ventures and associates
At January 1	1,480	1,529	70	—	—	—	—	3,079
At December 31	1,605	1,062	115	—	—	—	—	2,782

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	188

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

STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS RELATING TO PROVED RESERVES AT DECEMBER 31

2017 – Shell subsidiaries								$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Future cash inflows	34,902	94,535	51,052	29,276	49,389	32,576	50,620	342,350
Future production costs	15,672	30,894	18,264	11,496	29,505	20,242	30,924	156,997
Future development costs	7,852	12,558	14,062	4,920	14,200	5,115	6,210	64,917
Future tax expenses	5,747	18,048	1,169	9,064	2,177	2,509	4,888	43,602
Future net cash flows	5,631	33,035	17,557	3,796	3,507	4,710	8,598	76,834
Effect of discounting cash flows at 10%	825	15,115	5,773	(9)	(796)	3,077	2,325	26,310
Standardised measure of discounted future net cash flows	4,806	17,920	11,784	3,805	4,303	1,633	6,273	50,524
Non-controlling interest included	—	1	—	—	—	870	—	871

2017 – Shell share of joint ventures and associates									$ million
						North America		South
	Europe	Asia	Oceania		Africa	USA	Canada	America	Total
Future cash inflows	22,725	37,954	69		—	—	—	—	60,748
Future production costs	17,442	17,592	54		—	—	—	—	35,088
Future development costs	1,051	7,605	64		—	—	—	—	8,720
Future tax expenses	1,803	5,172	—		—	—	—	—	6,975
Future net cash flows	2,429	7,585	(49)		—	—	—	—	9,965
Effect of discounting cash flows at 10%	1,008	1,862	(14)		—	—	—	—	2,856
Standardised measure of discounted future net cash flows	1,421	5,723	(35	) [A]	—	—	—	—	7,109

[A] While proved reserves are economically producible at the 2017 yearly average price, the standardised measure of discounted future net cash flows was negative for those proved reserves at December 31, 2017, due to addition of overhead, tax and abandonment costs and ongoing commitments post production of proved reserves.

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

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	189

2016 – Shell share of joint ventures and associates								$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Future cash inflows	26,224	28,000	88	—	—	—	—	54,312
Future production costs	18,163	14,060	65	—	—	—	—	32,288
Future development costs	1,367	7,588	41	—	—	—	—	8,996
Future tax expenses	2,526	3,280	—	—	—	—	—	5,806
Future net cash flows	4,168	3,072	(18)	—	—	—	—	7,222
Effect of discounting cash flows at 10%	2,363	692	(9)	—	—	—	—	3,046
Standardised measure of discounted future net cash flows	1,805	2,380	(9)	—	—	—	—	4,176

2015 – Shell subsidiaries											$ million
						North America			South
	Europe	Asia	Oceania	Africa		USA		Canada	America		Total
Future cash inflows	46,910	83,549	36,644	35,856		28,755		81,957	2,264		315,935
Future production costs	21,526	25,494	11,690	17,470		21,480		60,449	1,728		159,837
Future development costs	12,003	12,730	12,987	6,344		10,930		17,983	898		73,875
Future tax expenses	7,660	15,926	1,407	6,357		864		1,099	86		33,399
Future net cash flows	5,721	29,399	10,560	5,685		(4,519)		2,426	(448)		48,824
Effect of discounting cash flows at 10%	1,870	14,181	5,894	1,372		(2,394)		2,241	(221)		22,943
Standardised measure of discounted future net cash flows	3,851	15,218	4,666	4,313		(2,125)	[A]	185	(227)	[A]	25,881
Non-controlling interest included	—	(1)	—	(149)	[A]	—		—	—		(150)

[A] While proved reserves are economically producible at the 2015 yearly average price, the standardised measure of discounted future net cash flows was negative for those proved reserves at December 31, 2015, due to addition of overhead, tax and abandonment costs.

2015 – Shell share of joint ventures and associates								$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Future cash inflows	45,488	43,271	5,261	—	—	—	—	94,020
Future production costs	27,279	19,566	1,055	—	—	—	—	47,900
Future development costs	1,513	7,449	492	—	—	—	—	9,454
Future tax expenses	4,121	6,384	1,121	—	—	—	—	11,626
Future net cash flows	12,575	9,872	2,593	—	—	—	—	25,040
Effect of discounting cash flows at 10%	9,597	3,393	1,087	—	—	—	—	14,077
Standardised measure of discounted future net cash flows	2,978	6,479	1,506	—	—	—	—	10,963

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	190

CHANGE IN STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

2017	$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	27,718	4,176	31,894
Net changes in prices and production costs	34,190	3,952	38,142
Revisions of previous reserves estimates	13,769	1,931	15,700
Extensions, discoveries and improved recovery	3,901	79	3,980
Purchases and sales of minerals in place	(2,068)	—	(2,068)
Development cost related to future production	(4,823)	461	(4,362)
Sales and transfers of oil and gas, net of production costs	(27,544)	(3,652)	(31,196)
Development cost incurred during the year	14,262	536	14,798
Accretion of discount	3,844	630	4,474
Net change in income tax	(12,725)	(1,004)	(13,729)
At December 31	50,524	7,109	57,633

2016	$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	25,881	10,963	36,844
Net changes in prices and production costs	(21,506)	(6,942)	(28,448)
Revisions of previous reserves estimates	6,175	(1,328)	4,847
Extensions, discoveries and improved recovery	1,268	(17)	1,251
Purchases and sales of minerals in place	24,279	—	24,279
Development cost related to future production	(15,327)	(150)	(15,477)
Sales and transfers of oil and gas, net of production costs	(19,657)	(3,087)	(22,744)
Development cost incurred during the year	15,403	854	16,257
Accretion of discount	4,376	1,363	5,739
Net change in income tax	6,826	2,520	9,346
At December 31	27,718	4,176	31,894

2015	$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	78,627	23,344	101,971
Net changes in prices and production costs	(123,966)	(19,098)	(143,064)
Revisions of previous reserves estimates	7,672	(1,255)	6,417
Extensions, discoveries and improved recovery	297	7	304
Purchases and sales of minerals in place	(1,706)	218	(1,488)
Development cost related to future production	4,329	927	5,256
Sales and transfers of oil and gas, net of production costs	(18,930)	(4,383)	(23,313)
Development cost incurred during the year	17,818	1,463	19,281
Accretion of discount	13,837	3,188	17,025
Net change in income tax	47,903	6,552	54,455
At December 31	25,881	10,963	36,844

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	191

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES CAPITALISED COSTS

The aggregate amount of property, plant and equipment and intangible assets, excluding goodwill, relating to oil and gas exploration and production activities, and the aggregate amount of the related depreciation, depletion and amortisation at December 31, are shown in the tables below.

SHELL SUBSIDIARIES

	$ million
	2017	2016
Cost
Proved properties [A]	276,002	286,509
Unproved properties	23,707	25,582
Support equipment and facilities	6,112	6,418
	305,821	318,509
Depreciation, depletion and amortisation
Proved properties [A]	132,823	129,243
Unproved properties	5,193	6,569
Support equipment and facilities	3,436	3,245
	141,452	139,057
Net capitalised costs	164,369	179,452

[A] Includes capitalised asset decommissioning and restoration costs and related depreciation.

SHELL SHARE OF JOINT VENTURES AND ASSOCIATES

	$ million
	2017	2016
Cost
Proved properties [A]	42,370	40,773
Unproved properties	2,657	2,992
Support equipment and facilities	4,452	4,383
	49,479	48,148
Depreciation, depletion and amortisation
Proved properties [A]	31,844	28,712
Unproved properties	20	20
Support equipment and facilities	3,142	3,054
	35,006	31,786
Net capitalised costs	14,473	16,362

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

SHELL SUBSIDIARIES

2017	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Other[A]	America	Total
Acquisition of properties
Proved	—	—	—	10	—	2,246	19	2,275
Unproved	—	12	—	18	141	320	57	548
Exploration	329	135	38	138	1,354	235	600	2,829
Development	776	840	2,493	371	4,123	722	1,671	10,996

[A] Comprises Canada, Honduras and Mexico.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	192

2016 [A]	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Other[B]	America	Total
Acquisition of properties
Proved	1,978	4,709	6,917	926	132	—	28,803	43,465
Unproved	280	—	2	357	87	20	102	848
Exploration	338	400	34	247	1,043	415	574	3,051
Development	2,289	1,982	3,352	1,087	3,497	701	1,788	14,696

[A] Including $44,127 million of related costs incurred on acquisition of BG. The comparatives have been amended to conform with the current year presentation.

[B] Comprises Canada, Honduras and Mexico.

2015	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Other[A]	America	Total
Acquisition of properties
Proved	2	3	—	—	2	86	—	93
Unproved	1	1	—	—	135	30	10	177
Exploration	360	822	198	376	3,433	554	542	6,285
Development	3,777	2,703	3,760	2,829	5,720	1,747	80	20,616

[A] Comprises Canada and Mexico.

SHELL SHARE OF JOINT VENTURES AND ASSOCIATES

Joint ventures and associates did not incur costs in the acquisition of oil and gas properties in 2017, 2016 or 2015.

2017	$ million
						North America		South
	Europe		Asia	Oceania	Africa	USA	Canada	America	Total
Exploration	3		82	8	—	—	—	—	93
Development	(22)	[A]	660	58	—	—	—	—	696

[A] Includes a revision of decommissioning and restoration provisions.

2016	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Exploration	33	57	101	—	—	—	—	191
Development	99	2,173	273	—	—	—	—	2,545

2015	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Exploration	40	132	125	—	—	—	—	297
Development	254	2,434	854	—	—	—	—	3,542

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	193

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES EARNINGS

The results of operations for oil and gas producing activities are shown in the tables below. Taxes other than income tax include cash-paid royalties to governments outside North America.

SHELL SUBSIDIARIES

2017	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Other[A]	America	Total
Revenue
Third parties	1,193	2,708	1,414	1,872	1,080	339	689	9,295
Sales between businesses	7,120	9,061	2,400	3,218	5,119	2,938	5,245	35,101
Total	8,313	11,769	3,814	5,090	6,199	3,277	5,934	44,396
Production costs excluding taxes	2,509	2,469	1,110	1,365	2,558	1,571	1,218	12,800
Taxes other than income tax	89	556	119	287	98	1	1,691	2,841
Exploration	243	245	42	129	868	142	276	1,945
Depreciation, depletion and amortisation	2,560	2,892	1,777	1,863	3,410	3,886	3,374	19,762
Other costs/(income)	(157)	1,073	(382)	145	114	1,050	469	2,312
Earnings before taxation	3,069	4,534	1,148	1,301	(849)	(3,373)	(1,094)	4,736
Taxation charge/(credit)	1,689	2,969	(202)	(361)	363	(1,486)	(294)	2,678
Earnings after taxation	1,380	1,565	1,350	1,662	(1,212)	(1,887)	(800)	2,058
[A] Comprises Canada, Honduras and Mexico.

2016	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Other[A]	America	Total
Revenue
Third parties	969	2,656	1,069	1,380	643	41	476	7,234
Sales between businesses	5,816	7,284	1,438	3,138	3,960	3,789	2,980	28,405
Total	6,785	9,940	2,507	4,518	4,603	3,830	3,456	35,639
Production costs excluding taxes	2,565	2,212	805	1,468	3,348	2,230	865	13,493
Taxes other than income tax	66	421	83	194	70	—	790	1,624
Exploration	250	408	70	356	438	291	295	2,108
Depreciation, depletion and amortisation	3,270	3,304	1,130	2,018	4,372	1,953	2,881	18,928
Other costs/(income)	1,925	1,606	(700)	356	40	680	(173)	3,734
Earnings before taxation	(1,291)	1,989	1,119	126	(3,665)	(1,324)	(1,202)	(4,248)
Taxation (credit)/charge	(311)	1,918	559	431	(1,351)	(377)	(1,032)	(163)
Earnings after taxation	(980)	71	560	(305)	(2,314)	(947)	(170)	(4,085)

[A] Comprises Canada, Honduras and Mexico.

2015	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Other[A]	America	Total
Revenue
Third parties	1,866	2,577	1,202	1,174	567	53	85	7,524
Sales between businesses	5,707	8,040	418	3,737	4,941	4,045	535	27,423
Total	7,573	10,617	1,620	4,911	5,508	4,098	620	34,947
Production costs excluding taxes	2,490	2,163	541	1,570	3,039	2,612	343	12,758
Taxes other than income tax	128	435	115	347	79	—	63	1,167
Exploration	261	1,255	195	161	3,336	164	347	5,719
Depreciation, depletion and amortisation	2,769	3,047	478	1,733	6,259	6,570	687	21,543
Other costs/(income)	779	1,465	226	(1,441)	668	2,172	232	4,101
Earnings before taxation	1,146	2,252	65	2,541	(7,873)	(7,420)	(1,052)	(10,341)
Taxation charge/(credit)	418	2,516	429	866	(2,907)	(1,815)	278	(215)
Earnings after taxation	728	(264)	(364)	1,675	(4,966)	(5,605)	(1,330)	(10,126)

[A] Comprises Canada and Mexico.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	194

SHELL SHARE OF JOINT VENTURES AND ASSOCIATES

Oceania included Shell’s 14% share of Woodside from January 2015 to April 2016, when its accounting classification was changed from an associate to an investment in securities. Woodside is a publicly-listed company on the Australian Securities Exchange for which we have limited access to data; accordingly, the numbers are estimated.

2017	$ million
					North America		South
	Europe	Asia	Oceania	Africa	USA	Canada	America	Total
Third-party revenue	1,646	4,503	58	—	—	—	—	6,207
Total	1,646	4,503	58	—	—	—	—	6,207
Production costs excluding taxes	337	729	93	—	—	—	—	1,159
Taxes other than income tax	631	705	4	—	—	—	—	1,340
Exploration	7	57	4	—	—	—	—	68
Depreciation, depletion and amortisation	188	1,654	40	—	—	—	—	1,882
Other costs/(income)	(83)	511	(60)	—	—	—	—	368
Earnings before taxation	566	847	(23)	—	—	—	—	1,390
Taxation charge	173	197	—	—	—	—	—	370
Earnings after taxation	393	650	(23)	—	—	—	—	1,020

2016	$ million
						North America		South
	Europe		Asia	Oceania	Africa	USA	Canada	America	Total
Third-party revenue	1,705		3,708	197	—	—	—	—	5,610
Total	1,705		3,708	197	—	—	—	—	5,610
Production costs excluding taxes	383	[A]	705	123	—	—	—	—	1,211
Taxes other than income tax	706		456	7	—	—	—	—	1,169
Exploration	36		25	27	—	—	—	—	88
Depreciation, depletion and amortisation	208		1,663	237	—	—	—	—	2,108
Other costs/(income)	(11)	[A]	401	(28)	—	—	—	—	362
Earnings before taxation	383		458	(169)	—	—	—	—	672
Taxation charge	91		23	8	—	—	—	—	122
Earnings after taxation	292		435	(177)	—	—	—	—	550

[A] As revised.

2015	$ million
						North America		South
	Europe		Asia	Oceania	Africa	USA	Canada	America	Total
Third-party revenue	2,764		5,177	632	—	—	—	—	8,573
Total	2,764		5,177	632	—	—	—	—	8,573
Production costs excluding taxes	414	[A]	745	215	—	—	—	—	1,374
Taxes other than income tax	1,253		877	31	—	—	—	—	2,161
Exploration	21		20	42	—	—	—	—	83
Depreciation, depletion and amortisation	196		1,463	1,114	—	—	—	—	2,773
Other costs/(income)	189	[A]	580	11	—	—	—	—	780
Earnings before taxation	691		1,492	(781)	—	—	—	—	1,402
Taxation charge	237		242	19	—	—	—	—	498
Earnings after taxation	454		1,250	(800)	—	—	—	—	904

[A] As revised.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	195

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

Oil and gas acreage (at December 31)					Thousand acres
	2017				2016				2015
	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe [A]	6,463	2,071	14,119	6,187	6,556	2,197	18,216	10,241	7,152	2,194	14,623	7,732
Asia	25,975	9,139	35,305	18,730	26,003	9,199	58,463	36,298	25,581	9,181	36,658	22,995
Oceania	3,296	1,255	22,406	13,985	1,939	822	37,876	24,109	2,041	530	51,740	16,975
Africa	4,663	1,938	33,453	20,811	5,083	2,315	41,517	29,152	4,650	2,071	40,435	27,058
North America – USA	1,936	1,134	2,718	1,937	2,002	1,197	4,151	2,577	1,659	1,158	5,033	4,262
North America – Canada	953	651	16,714	15,005	976	670	26,149	19,402	1,227	745	32,706	25,716
South America	1,302	606	9,338	6,196	1,315	547	17,759	14,643	100	52	7,851	3,621
Total	44,588	16,794	134,053	82,851	43,874	16,947	204,131	136,422	42,410	15,931	189,046	108,359

[A] Includes Greenland.

Number of productive wells [A] (at December 31)
	2017				2016				2015
	Oil		Gas		Oil		Gas		Oil		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	1,156	303	1,235	392	1,215	321	1,232	403	1,272	344	1,229	392
Asia	9,410	3,132	711	283	9,261	3,141	656	263	8,271	2,853	334	190
Oceania	—	—	3,499	1,926	—	—	3,257	1,734	—	—	624	234
Africa	380	155	180	122	662	289	191	127	821	334	129	86
North America – USA	15,408	7,817	1,636	717	15,532	7,892	3,046	2,136	15,331	7,893	2,522	2,403
North America – Canada	—	—	892	794	283	283	941	781	286	286	1,209	1,059
South America	111	47	55	32	73	28	50	26	25	15	7	2
Total	26,465	11,454	8,208	4,266	27,026	11,954	9,373	5,470	26,006	11,725	6,054	4,366

[A] The number of productive wells with multiple completions (more than one formation producing into the same well bore) at December 31, 2017, was 1,946 gross (761 net); 2016: 1,721 gross, corrected from 1,754 (686 net, corrected from 691); 2015:1,778 gross, corrected from 1,811 (755 net, corrected from 760).

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	196

Number of net productive wells and dry holes drilled
	2017		2016		2015
	Productive	Dry	Productive	Dry	Productive	Dry
Exploratory [A]
Europe	—	1	—	—	1	2
Asia	3	5	2	4	—	11
Oceania	2	—	—	—	—	3
Africa	2	3	4	2	5	—
North America – USA	9	6	40	2	35	8
North America – Canada	30	5	—	—	73	5
South America	6	—	—	—	—	1
Total	52	20	46	8	114	30
Development
Europe	5	—	10	1	10	—
Asia	312	4	265	—	252	2
Oceania	63	—	184	—	2	—
Africa	24	3	15	—	24	—
North America – USA	237	—	137	—	433	—
North America – Canada	56	1	50	—	20	2
South America	1	—	3	—	3	1
Total	698	8	664	1	744	5

[A] Productive wells are wells with proved reserves allocated. Exploratory wells in the process of drilling are excluded and presented separately below.

Number of wells in the process of exploratory drilling [A]										2017
	At January 1				Wells in the process of drilling at January 1 and allocated proved reserves during the year		Wells in the process of drilling at January 1 and determined as dry during the year		New wells in the process of drilling at December 31		At December 31
	Gross		Net		Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	25	[B]	12		(4)	(1)	(2)	(1)	3	1	22	11
Asia	96	[C]	38	[C]	(24)	(13)	(15)	(5)	14	5	71	25
Oceania	198		65		(4)	(2)	(148)	(48)	4	2	50	17
Africa	45	[D]	27		(3)	(2)	(6)	(3)	6	5	42	27
North America – USA	178		126		(86)	(47)	(9)	(8)	131	67	214	138
North America – Canada	39	[E]	39	[E]	(29)	(29)	(6)	(6)	1	1	5	5
South America	51		28	[F]	(19)	(14)	(4)	(2)	18	8	46	20
Total	632		335		(169)	(108)	(190)	(73)	177	89	450	243

[A] Wells in the process of drilling includes exploratory wells pending further evaluation.

[B] Corrected from 26.

[C] Corrected from 94 gross (37 net).

[D] Corrected from 46.

[E] Corrected from 11 gross (11 net).

[F] Corrected from 27.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	197

Number of wells in the process of development drilling	2017
	At January 1		At December 31
	Gross	Net	Gross	Net
Europe	17	6	7	2
Asia	35	11	75	29
Oceania	5	1	1	—
Africa	8	3	—	—
North America – USA	14	11	144	97
North America – Canada	3	2	21	18
South America	9	2	12	3
Total	91	36	260	149

In addition to the present activities mentioned above, the following recovery methods are operational in the following countries: water flooding (Brazil (including water alternating gas), Brunei, Denmark, Malaysia, Nigeria, Norway, Oman, Russia, the UK and the USA); gas injection (Brunei, Kazakhstan, Malaysia, Nigeria and Oman); steam injection (Canada, the Netherlands, Oman and the USA), and polymer flooding (Oman).

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	198

Parent Company Financial Statements

The Parent Company Financial Statements have not been audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

200	Statement of Income
200	Statement of Comprehensive Income
200	Balance Sheet
201	Statement of Changes in Equity
201	Statement of Cash Flows
202	Notes to the Parent Company Financial Statements
202	Note 1 Basis of preparation
202	Note 2 Significant accounting policies
203	Note 3 Interest and other income/expense
203	Note 4 Investments in subsidiaries
203	Note 5 Accounts payable and accrued liabilities
203	Note 6 Taxation
204	Note 7 Financial instruments
204	Note 8 Share capital
206	Note 9 Other reserves
206	Note 10 Dividends
206	Note 11 Legal proceedings and other contingencies
206	Note 12 Directors and Senior Management
206	Note 13 Related parties
207	Note 14 Auditor’s remuneration
207	Note 15 Acquisition of BG Group plc

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	199

Statement of Income	$ million
	Notes	2017	2016
Dividend income		10,958	14,132
Interest and other income	3	49	612
Administrative expenses		(53)	(488)	[A]
Interest and other expense	3	(26)	(25)
Income before taxation		10,928	14,231
Taxation (credit)/charge	6	(23)	26
Income for the period		10,951	14,205

[A] Includes BG acquisition costs

Statement of Comprehensive Income	$ million
	2017	2016
Income for the period	10,951	14,205
Comprehensive income for the period	10,951	14,205

Balance Sheet	$ million
	Notes	Dec 31, 2017	Dec 31, 2016
Assets
Non-current assets
Investments in subsidiaries	4	256,882	256,583
Deferred tax	6	598	352
		257,480	256,935
Current assets
Amounts due from subsidiaries	13	5,022	4,680
Cash and cash equivalents		3	2
		5,025	4,682
Total assets		262,505	261,617
Liabilities
Non-current liabilities
Accounts payable and accrued liabilities	5	332	224
		332	224
Current liabilities
Accounts payable and accrued liabilities	5	4,333	4,049
		4,333	4,049
Total liabilities		4,665	4,273
Equity
Share capital	8	696	683
Other reserves	9	235,366	235,573
Retained earnings		21,778	21,088
Total equity		257,840	257,344
Total liabilities and equity		262,505	261,617

Signed on behalf of the Board /s/ Jessica Uhl

Jessica Uhl
Chief Financial Officer
March 14, 2018

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	200

Statement of Changes in Equity	$ million
	Notes	Share capital	Other reserves	Retained earnings	Total equity
At January 1, 2017		683	235,573	21,088	257,344
Comprehensive income for the period		—	—	10,951	10,951
Dividends paid	10	—	—	(15,628)	(15,628)
Scrip dividends	10	13	(13)	4,751	4,751
Share-based compensation	9	—	(194)	616	422
At December 31, 2017		696	235,366	21,778	257,840
At January 1, 2016		546	201,674	16,045	218,265
Comprehensive income for the period		—	—	14,205	14,205
Dividends paid	10	—	—	(14,959)	(14,959)
Scrip dividends	10	17	(17)	5,282	5,282
Shares issued	8	120	33,930	—	34,050
Share-based compensation	9	—	(14)	515	501
At December 31, 2016		683	235,573	21,088	257,344

Statement of Cash Flows	$ million
	Notes	2017	2016
Income for the period		10,951	14,205
Adjustment for:
Dividend income		(10,958)	(14,132)
Tax		(23)	26
Interest income		(24)	(17)
Interest and other expense		26	25
Share-based compensation		25	21
(Increase)/decrease in working capital		(333)	13,868
Cash flow from operating activities		(336)	13,996
Acquisition of BG Group plc	15	—	(19,036)
Dividends received		10,958	14,132
Interest received		24	17
Share-based compensation		258	130
Cash flow from investing activities		11,240	(4,757)
Cash dividends paid	10	(10,877)	(9,677)
Interest and other expense paid		(26)	(25)
Cash flow from financing activities		(10,903)	(9,702)
Increase/(decrease) in cash and cash equivalents		1	(463)
Cash and cash equivalents at January 1		2	465
Cash and cash equivalents at December 31		3	2

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	201

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

The Financial Statements were approved and authorised for issue by the Board of Directors on March 14, 2018.

The preparation of financial statements in conformity with IFRS requires the use of certain accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. Actual results may differ from those estimates.

The financial results of the Company are included in the Consolidated Financial Statements on pages 137-178. The financial results of the Company incorporate the results of the Dividend Access Trust (the Trust), the financial statements of which are presented on pages 213-216.

The Company’s principal activity is being the parent company for Shell, as described in Note 1 to the Consolidated Financial Statements.

2 SIGNIFICANT ACCOUNTING POLICIES

The Company’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements. The following are Company-specific policies and changes to IFRS not yet adopted.

PRESENTATION AND FUNCTIONAL CURRENCY

The Company’s presentation and functional currency is US dollars (dollars).

INVESTMENTS

Investments in subsidiaries are stated at cost, net of any impairment. For the purposes of determining whether impairment of investments in subsidiaries has occurred, and the extent of any impairment loss or its reversal, the key assumptions management uses in estimating risk-adjusted future cash flows for value-in-use measures include future oil and gas prices, expected production volumes and refining margins appropriate to the local circumstances and environment. These assumptions and the judgements of management that are based on them are subject to change as new information becomes available. Cash flow estimates are risk-adjusted to reflect local conditions as appropriate and discounted at a rate based on Shell's marginal cost of debt. Changes in economic conditions can also affect the rate used to discount future cash flow estimates. Future price assumptions are presented in Note 8 to the Consolidated Financial Statements.

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

See Note 21 to the Consolidated Financial Statements for information on the Company’s principal plan.

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

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	202

CHANGES TO IFRS NOT YET ADOPTED
The adoption of IFRS 9 Financial Instruments in 2018 has been assessed and does not have a significant effect on the Company’s accounting or disclosures. See Note 3 to the Consolidated Financial Statements for information on changes to IFRS not yet adopted for Shell.

3 INTEREST AND OTHER INCOME/EXPENSE

	$ million
	2017	2016
Interest and other income
Interest income	24	17
Foreign exchange gains	25	595
Total	49	612
Interest and other expense
Interest expense	(26)	(19)
Other expense	—	(6)
Total	(26)	(25)

4 INVESTMENTS IN SUBSIDIARIES

	$ million
	2017	2016
At January 1	256,583	203,066
Additions	—	53,118	[A]
Share-based compensation	779	645
Recovery of vested share-based compensation	(480)	(246)
At December 31	256,882	256,583

[A] See Note 15.

5 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	$ million
	Dec 31, 2017		Dec 31, 2016
	Current	Non-current	Current	Non-current
Amounts due to subsidiaries (see Note 13)	3,859	—	3,593	—
Accruals and other liabilities	318	332	302	224
Withholding tax payable	153	—	152	—
Unclaimed dividends	3	—	2	—
Total	4,333	332	4,049	224

Accruals and other liabilities are principally in respect of cash-settled share-based compensation.

6 TAXATION

Taxation (credit)/charge	$ million
	2017	2016
Deferred tax
Relating to the origination and reversal of temporary differences	—	24
Adjustments in respect of prior periods	(23)	2
Taxation (credit)/charge	(23)	26

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	203

Reconciliation of applicable tax charge at statutory tax rate to taxation (credit)/charge	$ million
	2017	2016
Income before taxation	10,928	14,231
Applicable tax charge at the statutory tax rate of 25.0% (2016: 25.0%)	2,732	3,558
Adjustments in respect of prior periods	(23)	2
Tax effects of:
Income not subject to tax at statutory rates	(2,744)	(3,681)
Expenses not deductible for tax purposes	6	112
Other	6	35
Taxation (credit)/charge	(23)	26

Taxes payable are reported within accounts payable and accrued liabilities (see Note 5).

Deferred tax assets	$ million
	2017	2016
At January 1	352	438
Recognised in income	23	(26)
Other movements	223	(60)
At December 31	598	352

Deferred tax assets are recognised in respect of credits carried forward and for an amount of $476 million at December 31, 2017 (2016: $271 million) in respect of tax losses, which are available for relief against future taxable profits for up to nine years from the year in which the losses were incurred.

7 FINANCIAL INSTRUMENTS

Financial assets and liabilities in the Company’s Balance Sheet comprise cash and cash equivalents, amounts due from subsidiaries (see Note 13) and certain amounts reported within accounts payable and accrued liabilities (see Note 5). The fair value of financial assets and liabilities at December 31, 2017, and 2016, approximates their carrying amount.

Information on financial risk management is presented in Note 19 to the Consolidated Financial Statements. Foreign currency derivatives are used by the Company to manage foreign exchange risk, which arises when certain transactions are denominated in a currency that is not the Company’s functional currency. There were no derivative financial instruments held at December 31, 2017, or 2016.

8 SHARE CAPITAL

Issued and fully paid ordinary shares of €0.07 each [A]
	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2017	4,428,903,813	3,745,486,731	374	309	683
Scrip dividends	168,232,237	—	13	—	13
At December 31, 2017	4,597,136,050	3,745,486,731	387	309	696
At January 1, 2016	3,990,921,569	2,440,410,614	340	206	546
Scrip dividends	219,253,936	—	17	—	17
Shares issued (see Note 15)	218,728,308	1,305,076,117	17	103	120
At December 31, 2016	4,428,903,813	3,745,486,731	374	309	683

[A] Share capital at December 31, 2017, and 2016, also included 50,000 issued and fully paid sterling deferred shares of £1 each.

At the Company’s Annual General Meeting (AGM) on May 23, 2017, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of €190 million (representing 2,714 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 23, 2018, and the end of the AGM to be held in 2018, unless previously renewed, revoked or varied by the Company in a general meeting.

B shares rank equally in all respects with A shares except for the dividend access mechanism described below. The Company, Shell Transport and BG Group plc, now BG Group Limited (BG), can procure the termination of the dividend access mechanism at any time. Upon such termination, B shares will form one class with A shares ranking equally in all respects and A and B shares will be known as ordinary shares without further distinction.

The sterling deferred shares are redeemable only at the discretion of the Company for £1 each and carry no voting rights. There are no further rights to participate in profits or assets, including the right to receive dividends. Upon winding up or liquidation, the shares carry a right to repayment of paid-up nominal value, ranking ahead of A and B shares.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	204

For information on the number of shares in the Company held by Shell employee share ownership trusts and trust-like entities to meet delivery commitments under employee share plans, see Note 21 to the Consolidated Financial Statements.

DIVIDEND ACCESS MECHANISM FOR B SHARES

General

Dividends paid on A shares have a Dutch source for tax purposes and are subject to Dutch withholding tax.

It is the expectation and the intention, although there can be no certainty, that holders of B shares will receive dividends through the dividend access mechanism. Any dividends paid on the dividend access shares will have a UK source for UK and Dutch tax purposes. There will be no Dutch withholding tax on such dividends. From April 2016, there were changes to the taxation of dividends for individual shareholders resident in the UK. The dividend tax credit was abolished, and a tax-free dividend allowance introduced.

Description of dividend access mechanism

Shell Transport and BG have each issued a dividend access share to Computershare Trustees (Jersey) Limited as Trustee. Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access shares on trust for the holders of B shares and will arrange for prompt disbursement of such dividends to holders of B shares. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and BG and any dividends which are unclaimed after 12 years will revert to Shell Transport and BG, as appropriate. Holders of B shares will not have any interest in either dividend access share and will not have any rights against Shell Transport and BG as issuers of the dividend access shares. The only assets held on trust for the benefit of the holders of B shares will be dividends paid to the Trustee in respect of the dividend access shares.

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

In particular, under their respective articles of association, Shell Transport and BG are each only able to pay a dividend on their respective dividend access shares which represents a proportional amount of the aggregate of any dividend announced by the Company on the B shares in respect of the relevant period, where such proportions are calculated by reference to, in the case of Shell Transport, the number of B shares in existence prior to completion of the Company’s acquisition of BG (the Acquisition) and, in the case of BG, the number of B shares issued as part of the Acquisition, in each case as against the total number of B shares in issue immediately following completion of the Acquisition.

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

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	205

9 OTHER RESERVES

	$ million
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Total
At January 1, 2017	234,244	154	84	1,091	235,573
Scrip dividends	(13)	—	—	—	(13)
Share-based compensation	—	—	—	(194)	(194)
At December 31, 2017	234,231	154	84	897	235,366
At January 1, 2016	200,331	154	84	1,105	201,674
Scrip dividends	(17)	—	—	—	(17)
Shares issued (see Note 15)	33,930	—	—	—	33,930
Share-based compensation	—	—	—	(14)	(14)
At December 31, 2016	234,244	154	84	1,091	235,573

The merger reserve was established as a consequence of the Company becoming the single parent company of Royal Dutch and Shell Transport and represented the difference between the cost of the investment in those companies and the nominal value of shares issued in exchange for those investments as required by the prevailing legislation at that time, section 131 of the Companies Act 1985. The increase in the merger reserve in 2016 in respect of the shares issued represents the difference between the fair value and the nominal value of the shares issued for the Acquisition (see Note 15).

On January 6, 2006, loan notes were converted into 4,827,974 A shares. The difference between the carrying value of the loan notes and the nominal value of the new shares issued was credited to the share premium reserve. The capital redemption reserve was established in connection with repurchases of shares of the Company. The share plan reserve is in respect of equity-settled share-based compensation plans (see Note 21 to the Consolidated Financial Statements) and share-based compensation for the year is the net of the charge to equity and the release as a result of vested awards.

10 DIVIDENDS

See Note 23 to the Consolidated Financial Statements.

11 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES

See Note 25 to the Consolidated Financial Statements.

12 DIRECTORS AND SENIOR MANAGEMENT

See Note 27 to the Consolidated Financial Statements for the remuneration of Directors of the Company. In 2017, the Company recognised $25 million (2016: $22 million) in administrative expenses for the compensation of Directors and Senior Management.

13 RELATED PARTIES

Information about the Company’s subsidiaries, and whether these are held directly or indirectly, and other related undertakings (all of which are held indirectly), at December 31, 2017, is set out in Exhibit 8.

	$ million
	Amounts due from subsidiaries		Amounts due to subsidiaries (see Note 5)
	2017	2016	2017	2016
Shell Petroleum	4,502	4,201	672	409
Shell Treasury Centre Limited	518	476	—	—
Shell Treasury Luxembourg Sarl	—	—	3,164	3,163
Other	2	3	23	21
Total	5,022	4,680	3,859	3,593

The amount due from Shell Petroleum, which is denominated in dollars, is repayable on demand. Interest is calculated at US LIBOR less 0.058% (2016: US LIBOR less 0.103%) and interest income in 2017 was $19 million (2016: $12 million).

The amount due from Shell Treasury Centre Limited (STCL) comprises call deposits in dollars, sterling and euros. Interest is calculated at US LIBOR less 0.058% (2016: US LIBOR less 0.103%) on dollar balances, at GBP LIBOR less 0.137% (2016: GBP LIBOR less 0.137%) on sterling balances and at Euro Overnight Index Average (EONIA) less 0.1% (2016: EONIA less 0.1%) on euro balances, unless this results in a negative interest rate in which case no interest is earned. Interest income in 2017 from STCL was $5 million (2016: $4 million).

The net amount due to Shell Treasury Luxembourg Sarl at December 31, 2017, which is repayable on demand, comprises an interest-bearing receivable of €1,289 million (2016: €1,183 million) and an interest-bearing payable of $4,707 million (2016: $4,408 million). Interest on euro balances is calculated at EONIA less 0.1% (2016: EONIA less 0.1%) unless this results in a negative interest rate in which case no interest is earned. Interest on dollar balances is calculated at US LIBOR (2016: US LIBOR). Net interest expense on these balances in 2017 was $26 million (2016: $19 million).

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	206

OTHER TRANSACTIONS AND BALANCES

The Company enters into forward and spot foreign currency contracts with Treasury companies, which are subsidiaries. There were no open foreign currency contracts at December 31, 2017, or 2016.

The Company settles general and administrative expenses of the Trust, including the auditor’s remuneration.

The Company has guaranteed contractual payments totalling $58,527 million at December 31, 2017 (2016: $61,684 million), and related interest, in respect of listed debt issued by Shell International Finance B.V.

14 AUDITOR’S REMUNERATION

See Note 28 to the Consolidated Financial Statements.

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

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	207

Independent Auditor’s Report to Computershare Trustees (Jersey) Limited as Trustee of the Royal Dutch Shell Dividend Access Trust and the Board of Directors of Royal Dutch Shell plc

Opinion on the Financial Statements

We have audited the non-statutory financial statements of the Royal Dutch Shell Dividend Access Trust (the Financial Statements) for the year ended December 31, 2017, which comprise the Statement of Income, the Statement of Comprehensive Income, the Balance Sheet, the Statement of Changes in Equity, the Statement of Cash Flows and the related Notes 1 to 8. The financial reporting framework that has been applied in their preparation is International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and IFRS as issued by the International Accounting Standards Board (IASB).

In our opinion, the Financial Statements:

■	give a true and fair view of the Royal Dutch Shell Divided Access Trust’s (the Trust) affairs as at December 31, 2017, and of its income for the year then ended; and
■	have been properly prepared both in accordance with IFRS as adopted by the EU and IFRS as issued by the IASB.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)). Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the financial statements” section of our report below. We are independent of the Trust in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council’s Ethical Standards, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Use of our report

This report is made solely to the Trustee of the Royal Dutch Shell Dividend Access Trust (the Trustee) and the Board of Directors of Royal Dutch Shell plc. (the Directors), as a body, in accordance with our engagement letter. Our audit work has been undertaken so that we might state to the Trustee and the Directors those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Trust and the Trustee and the Directors as a body, for our audit work, for this report, or for the opinions we have formed.

Conclusions relating to going concern

We have nothing to report in respect of the following matters in relation to which the ISAs (UK) require us to report to you where:

■	the Trustee’s use of the going concern basis of accounting in the preparation of the Financial Statements is not appropriate; or
■

the Trustee has not disclosed in the Financial Statements any identified material uncertainties that may cast significant doubt about the Trust’s ability to continue to adopt the going concern basis of accounting for a period of at least twelve months from the date of approval of the Financial Statements.

Other information

The other information comprises the information included in the annual report, other than the Financial Statements and our auditor’s report thereon. The Directors are responsible for the other information.

Our opinion on the Financial Statements does not cover the other information and, we do not express any form of assurance conclusion thereon.

In connection with our audit of the Financial Statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the Financial Statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether there is a material misstatement in the Financial Statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of the Trustee

The Trustee is responsible for the preparation of the Financial Statements and for being satisfied that they give a true and fair view, and for such internal control as the Trustee determines is necessary to enable the preparation of Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, the Trustee is responsible for assessing the Trust’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Trustee either intends to liquidate the Trust or to cease operations, or have no realistic alternative but to do so. The Trustee is also required to: present fairly the financial position, financial performance and cash flows of the Trust; select suitable accounting policies in accordance with IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; make judgements that are reasonable; provide additional disclosures when compliance with the specific requirements in IFRS as adopted by the EU and as issued by the IASB is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Trust’s financial position and financial performance; and state whether the Financial Statements have been prepared in accordance with IFRS as adopted by the EU and as issued by the IASB.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	208

Independent Auditor’s Report to Computershare Trustees (Jersey) Limited as Trustee of the Royal Dutch Shell Dividend Access Trust and the Board of Directors of Royal Dutch Shell plc

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council’s website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor’s report.

/s/ Ernst & Young LLP

London

March 14, 2018

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

The report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report and Accounts for 2017 only and does not form part of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2017.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	209

Report of Independent Registered Public Accounting Firm

TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST AND THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Royal Dutch Shell Dividend Access Trust (the Trust) as of December 31, 2017, and 2016, the related statements of income, comprehensive income, changes in equity and cash flows, for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the Financial Statements). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Trust at December 31, 2017, and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Trust’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 14, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Trustee of the Trust (the Trustee) and the management of Royal Dutch Shell plc (the Management). Our responsibility is to express an opinion on the Trust’s Financial Statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Trustee and Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Trust’s auditor since 2016.

London, United Kingdom

March 14, 2018

TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST AND THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC

Opinion on Internal Control over Financial Reporting

We have audited the Royal Dutch Shell Dividend Access Trust’s (the Trust) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Financial Statements of the Trust, and our report dated March 14, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The Trustee of the Trust (the Trustee) and the management of Royal Dutch Shell plc (the Management) are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of internal control over financial reporting included in the accompanying Trustee’s and Management’s report on internal control over financial reporting as set out on page 82. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	210

Report of Independent Registered Public Accounting Firm

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Ernst & Young LLP

London, United Kingdom

March 14, 2018

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

The reports set out above are included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2017 only and do not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2017.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	211

Report of Independent Registered Public Accounting Firm

TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST AND THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ROYAL DUTCH SHELL PLC

In our opinion, the accompanying Statement of Income, the Statement of Comprehensive Income, the Statement of Changes in Equity, the Statement of Cash Flows, and the related Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements for the year ended December 31, 2015 present fairly, in all material respects, the results of operations and cash flows of the Royal Dutch Shell Dividend Access Trust (the Trust) in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

These financial statements are the responsibility of the Trustee and management of Royal Dutch Shell plc. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers CI LLP

Jersey, Channel Islands

March 9, 2016

Note that the report set out above is included for the purposes of Royal Dutch Shell plc’s Annual Report on Form 20-F for 2017 only and does not form part of Royal Dutch Shell plc’s Annual Report and Accounts for 2017.

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	212

Royal Dutch Shell Dividend Access Trust Financial Statements

214	Statement of Income
214	Statement of Comprehensive Income
214	Balance Sheet
215	Statement of Changes in Equity
215	Statement of Cash Flows
216	Notes to the Royal Dutch Shell Dividend Access Trust Financial Statements
216	Note 1 The Trust
216	Note 2 Basis of preparation
216	Note 3 Significant accounting policies
216	Note 4 Unclaimed dividends
216	Note 5 Capital account
216	Note 6 Distributions made
216	Note 7 Related parties
216	Note 8 Auditor’s remuneration

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	213

Statement of Income	£ million
	2017	2016	2015
Dividend income	4,567	3,879	2,726
Income before taxation and for the period	4,567	3,879	2,726

Statement of Comprehensive Income	£ million
	2017	2016	2015
Income for the period	4,567	3,879	2,726
Comprehensive income for the period	4,567	3,879	2,726

Balance Sheet	£ million
	Notes	Dec 31, 2017	Dec 31, 2016
Assets
Current assets
Cash and cash equivalents		2	2
Total assets		2	2
Liabilities
Current liabilities
Unclaimed dividends	4	2	2
Total liabilities		2	2
Equity
Capital account	5	—	—
Revenue account		—	—
Total equity		—	—
Total liabilities and equity		2	2

Signed on behalf of Computershare Trustees (Jersey) Limited as Trustee of the Royal Dutch Shell Dividend Access Trust

/s/ Karen Kurys	/s/ Martin Fish

Karen Kurys	Martin Fish
March 14, 2018

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	214

Statement of Changes in Equity	£ million
	Notes	Capital account	Revenue account	Total equity
At January 1, 2017		—	—	—
Comprehensive income for the period		—	4,567	4,567
Distributions made	6	—	(4,567)	(4,567)
At December 31, 2017		—	—	—
At January 1, 2016		—	—	—
Comprehensive income for the period		—	3,879	3,879
Distributions made	6	—	(3,879)	(3,879)
At December 31, 2016		—	—	—
At January 1, 2015		—	—	—
Comprehensive income for the period		—	2,726	2,726
Distributions made	6	—	(2,726)	(2,726)
At December 31, 2015		—	—	—

Statement of Cash Flows	£ million
	2017	2016	2015
Income for the period	4,567	3,879	2,726
Adjustment for:
Dividends received	(4,567)	(3,879)	(2,726)
Cash flow from operating activities	—	—	—
Dividends received	4,567	3,879	2,726
Cash flow from investing activities	4,567	3,879	2,726
Cash distributions made	(4,567)	(3,879)	(2,725)
Cash flow from financing activities	(4,567)	(3,879)	(2,725)
Change in cash and cash equivalents	—	—	1
Cash and cash equivalents at January 1	2	2	1
Cash and cash equivalents at December 31	2	2	2

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	215

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

Shell Transport and BG Group plc, now BG Group Limited (BG), have each issued a dividend access share to the Trustee. Following the announcement of a dividend by the Company on the B shares, Shell Transport and BG may declare a dividend on their dividend access shares.

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

The Financial Statements were approved and authorised for issue by the Trustee on March 14, 2018.

The financial results of the Trust are included in the Consolidated and Parent Company Financial Statements on pages 137-178 and pages 199-207 respectively.

3 SIGNIFICANT ACCOUNTING POLICIES

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

4 UNCLAIMED DIVIDENDS

Unclaimed dividends of £2,302,549 (2016: £1,972,676) include any dividend cheque payments that have not been presented within 12 months, have expired or have been returned unpresented.

5 CAPITAL ACCOUNT

The capital account is represented by the dividend access share of 25 pence settled in the Trust by Shell Transport and the dividend access share of 10 pence settled in the Trust by BG.

6 DISTRIBUTIONS MADE

Distributions are made to the B shareholders of the Company in accordance with the Trust Deed. See Note 23 to the Consolidated Financial Statements for information about dividends per share. Any wire transfers that are not completed are replaced by cheques.

7 RELATED PARTIES

The Trust received dividend income of £2,970 million (2016: £2,533 million; 2015: £2,726 million) in respect of the dividend access share from Shell Transport and £1,597 million (2016: £1,346 million) in respect of the dividend access share from BG. The Trust made distributions of £4,567 million (2016: £3,879 million; 2015: £2,726 million) to the B shareholders of the Company.

The Company pays the general and administrative expenses of the Trust, including the auditor’s remuneration.

8 AUDITOR’S REMUNERATION

Auditor’s remuneration for 2017 audit services was £33,750 (2016: £33,750; 2015: £33,750).

FINANCIAL STATEMENTS AND SUPPLEMENTS SHELL ANNUAL REPORT AND FORM 20-F 2017	216

Additional Information

Shareholder information

Royal Dutch Shell plc (the Company) was incorporated in England and Wales on February 5, 2002, as a private company under the Companies Act 1985, as amended. On October 27, 2004, the Company was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell plc. The Company is registered at Companies House, Cardiff, under company number 4366849, and at the Chamber of Commerce, The Hague, under company number 34179503. The Legal Entity Identifier (LEI) issued by the London Stock Exchange is 21380068P1DRHMJ8KU70. The business address for the Directors and Senior Management is Carel van Bylandtlaan 30, 2596 HR, The Hague, The Netherlands.

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

A and B American Depositary Shares (ADSs) are listed on the New York Stock Exchange [A]. A depositary receipt is a certificate that evidences ADSs. Depositary receipts are issued, cancelled and exchanged at the office of The Bank of New York Mellon, 101 Barclay Street, New York, NY 10286, USA, as depositary (the Depositary) under a deposit agreement between the Company, the Depositary and the holders of ADSs. Each ADS represents two €0.07 shares of Royal Dutch Shell plc deposited under the agreement. More information relating to ADSs is given on page 221.

[A] At February 16, 2018, 478,067,812 A ADSs and 307,432,534 B ADSs were outstanding, representing 21% and 16% of the respective share capital class, held by 5,700 and 925 holders of record with an address in the USA, respectively. In addition to holders of ADSs, at February 16, 2018, 35,338 A shares and 1,034,164 B shares of €0.07 each were outstanding, representing 0.001% and 0.027% of the respective share capital class, held by 331 and 3,178 holders of record registered with an address in the USA, respectively.

Listing information
	A shares	B shares
Ticker symbol London	RDSA	RDSB
Ticker symbol Amsterdam	RDSA	RDSB
Ticker symbol New York (ADS [A])	RDS.A	RDS.B
ISIN Code	GB00B03MLX29	GB00B03MM408
CUSIP	G7690A100	G7690A118
SEDOL Number London	B03MLX2	B03MM40
SEDOL Number Euronext	B09CBL4	B09CBN6
Weighting on FTSE at 31/12/17	4.87%	5.79%
Weighting on AEX at 31/12/17	15.92%	not included

Share capital

The issued and fully paid share capital of the Company at February 16, 2018, was as follows:

Share capital
	Issued and fully paid
	Number	Nominal value
Ordinary shares of €0.07 each
A shares	4,597,136,050	€321,799,524
B shares	3,745,486,731	€262,184,071
Sterling deferred shares of £1 each	50,000	£50,000

The Directors may only allot new ordinary shares if they have authority from shareholders to do so. The Company seeks to renew this authority annually at its Annual General Meeting (AGM). Under the resolution passed at the Company’s 2017 AGM, the Directors were granted authority to allot ordinary shares up to an aggregate nominal amount equivalent to approximately one-third of the issued ordinary share capital of the Company (in line with the guidelines issued by institutional investors).

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

At December 31, 2017, trusts and trust-like entities holding shares for the benefit of employee share plans of Shell held (directly and indirectly) 30 million shares of the Company with an aggregate market value of $998 million and an aggregate nominal value of €2 million.

[A] Each A ADS represents two A shares of €0.07 each and each B ADS represents two B shares of €0.07 each.

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	217

SIGNIFICANT SHAREHOLDINGS

The Company’s A and B shares have identical voting rights, and accordingly the Company’s major shareholders do not have different voting rights.

SIGNIFICANT DIRECT SHAREHOLDINGS

Direct holdings of 3% or more of A and B shares combined held by registered members representing the interests of underlying investors at December 31, 2017, are given below.

Direct shareholdings
	A shares		B shares		Total
	Number	%	Number	%	Number	%
Euroclear Nederland	2,012,545,344	43.78	14,824,206	0.40	2,027,369,550	24.30
BNY (Nominees) Limited	787,847,266	17.14	597,789,774	15.96	1,385,637,040	16.61
Chase Nominees Limited	85,008,779	1.85	245,221,731	6.55	330,230,510	3.96
State Street Nominees Limited (OM02)	129,034,595	2.81	160,840,178	4.29	289,874,773	3.47

SIGNIFICANT INDIRECT SHAREHOLDINGS

Interests of investors with 3% or more of A and B shares combined at December 31, 2017, are given below.

Indirect shareholdings
	A shares		B shares		Total
	Number	%	Number	%	Number	%
BlackRock, Inc.	361,174,730	7.86	261,634,575	6.99	622,809,305	7.47
The Capital Group Companies, Inc.	68,717,359	1.49	375,623,767	10.03	444,341,126	5.33
The Vanguard Group, Inc.	148,617,903	3.23	118,899,011	3.17	267,516,914	3.21

NOTIFICATION OF MAJOR SHAREHOLDINGS

As at December 31, 2017, the Company had been notified by the following investor of its interests in the Company’s shares pursuant to Disclosure Guidance and Transparency Rule (DTR) 5.

Investor
	A shares		B shares		Total [B]
	Number	%	Number	%	Number	%
BlackRock, Inc. [A]	277,045,557	6.10	218,422,847	5.83	495,468,404	5.97

[A] The Company received numerous notifications from BlackRock, Inc. during 2017. The information given is derived from the most recent notification.

[B] Excludes financial instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR 5.3.1.1 (a)) and financial instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR 5.3.1.1 (b)).

The Company did not receive any further notifications pursuant to DTR 5 in the period from December 31, 2017, to February 16, 2018 (being a date not more than one month prior to the date of the Company’s Notice of Annual General Meeting).

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	218

Dividends

The following tables show the dividends on each class of share and each class of ADS for the years 2013-2017.

A and B shares	$
	2017	2016	2015	2014	2013
Q1	0.47	0.47	0.47	0.47	0.45
Q2	0.47	0.47	0.47	0.47	0.45
Q3	0.47	0.47	0.47	0.47	0.45
Q4	0.47	0.47	0.47	0.47	0.45
Total announced in respect of the year	1.88	1.88	1.88	1.88	1.80

A shares	€ [A]
	2017	2016	2015	2014	2013
Q1	0.42	0.42	0.42	0.35	0.34
Q2	0.39	0.42	0.42	0.36	0.34
Q3	0.40	0.44	0.43	0.38	0.33
Q4	0.38	0.44	0.42	0.43	0.32
Total announced in respect of the year	1.59	1.72	1.69	1.53	1.34
Amount paid during the year	1.65	1.70	1.71	1.42	1.34

[A] Euro equivalent, rounded to the nearest euro cent.

B shares	Pence [A]
	2017	2016	2015	2014	2013
Q1	37.12	32.98	30.75	28.03	28.99
Q2	36.28	35.27	30.92	29.09	28.67
Q3	35.02	37.16	31.07	30.16	27.51
Q4	33.91	38.64	32.78	31.20	26.88
Total announced in respect of the year	142.33	144.05	125.52	118.48	112.05
Amount paid during the year	147.06	138.19	123.94	114.16	113.96

[A] Sterling equivalent.

A and B ADSs	$
	2017	2016	2015	2014	2013
Q1	0.94	0.94	0.94	0.94	0.90
Q2	0.94	0.94	0.94	0.94	0.90
Q3	0.94	0.94	0.94	0.94	0.90
Q4	0.94	0.94	0.94	0.94	0.90
Total announced in respect of the year	3.76	3.76	3.76	3.76	3.60
Amount paid during the year	3.76	3.76	3.76	3.72	3.56

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	219

High, low and year-end share prices

The following tables show the high, low and year-end prices, taken directly from the respective securities exchange, of the Company’s registered ordinary shares:

■	of €0.07 nominal value on the London Stock Exchange;
■	of €0.07 nominal value on Euronext Amsterdam; and
■	in the form of ADSs on the New York Stock Exchange (ADSs do not have a nominal value).

Annual share prices
	Euronext Amsterdam A shares			New York Stock Exchange A ADSs
	High €	Low €	Year-end €	High $	Low $	Year-end $
2013	27.06	23.40	25.91	73.00	62.65	71.27
2014	31.13	24.30	27.66	83.42	60.84	66.95
2015	29.59	19.58	21.10	67.16	43.26	45.79
2016	26.39	16.53	25.99	56.29	35.80	54.38
2017	28.25	22.73	27.77	66.92	50.32	66.71

	London Stock Exchange B shares			New York Stock Exchange B ADSs
	High pence	Low pence	Year-end pence	High $	Low $	Year-end $
2013	2,375	2,070	2,280	75.18	65.02	75.11
2014	2,614	1,985	2,233	88.13	62.11	69.56
2015	2,315	1,423	1,543	70.15	43.51	46.04
2016	2,359	1,261	2,354	58.49	35.96	57.97
2017	2,513	2,037	2,509	68.48	53.10	68.29

Quarterly share prices
	Euronext Amsterdam A shares		London Stock Exchange B shares		New York Stock Exchange A ADSs		New York Stock Exchange B ADSs
	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $
2016
Q1	22.29	16.53	1,757	1,261	50.32	35.80	50.78	35.96
Q2	24.78	20.33	2,062	1,634	55.22	46.42	56.92	47.08
Q3	25.40	20.81	2,163	1,869	56.29	46.57	57.88	49.56
Q4	26.39	22.17	2,359	2,006	54.98	48.07	58.49	50.94
2017
Q1	26.87	23.53	2,404	2,137	56.39	50.32	59.56	53.46
Q2	25.66	22.83	2,254	2,037	56.26	51.08	58.53	53.10
Q3	25.71	22.73	2,307	2,039	60.66	52.44	62.61	53.56
Q4	28.25	25.55	2,513	2,299	66.92	60.05	68.48	61.69

Monthly share prices
	Euronext Amsterdam A shares		London Stock Exchange B shares		New York Stock Exchange A ADSs		New York Stock Exchange B ADSs
	High €	Low €	High pence	Low pence	High $	Low $	High $	Low $
2017
September	25.71	23.09	2,307	2,134	60.66	54.95	62.61	56.44
October	27.00	25.55	2,431	2,299	63.28	60.05	65.60	61.69
November	28.25	25.93	2,513	2,355	65.83	61.46	67.40	63.45
December	28.05	26.74	2,510	2,353	66.92	63.10	68.48	64.56
2018
January	29.15	27.65	2,617	2,480	72.43	66.91	74.60	68.49
February	28.23	24.20	2,482	2,247	69.69	61.02	71.00	61.92

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	220

Method of holding shares or an interest in shares

There are several ways in which Royal Dutch Shell plc registered shares or an interest in these shares can be held, including:

■	directly as registered shares either in uncertificated form or in certificated form in a shareholder’s own name;
■	indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act (“Wet giraal effectenverkeer”) is applicable);
■	through the Royal Dutch Shell Corporate Nominee; and
■	as a direct or indirect holder of either an A or a B ADS with the Depositary.

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

FEES PAID BY HOLDERS OF ADSs

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. See page 222.

REIMBURSEMENTS TO THE COMPANY

The Bank of New York Mellon, as Depositary, has agreed to reimburse the Company for expenses it incurs that are related maintenance expenses of the ADS programme. The Depositary has agreed to reimburse the Company for its continuing annual stock exchange listing fees. The Depositary has also agreed to pay certain legal expenses and the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls. It has also agreed to reimburse the Company annually for certain costs associated with the AGM, investor relationship programmes and special investor relations promotional activities. There are limits on the amount of expenses for which the Depositary will reimburse the Company, but the amount of reimbursement available to the Company is not necessarily tied to the amount of fees the Depositary collects from investors. From January 1, 2017, to February 16, 2018, the Company received $2,165,198 from the Depositary.

Scrip Dividend Programme

The Company operated a Scrip Dividend Programme until the third quarter of 2017 which enabled shareholders to increase their shareholding by choosing to receive new shares instead of cash dividends (if approved by the Board). Only new A shares were issued under the programme, including to shareholders who hold B shares. More information can be found at www.shell.com/scrip.

DIVIDEND REINVESTMENT PLAN

With effect from the fourth quarter 2017 interim dividend, the Dividend Reinvestment Plan (DRIP) provided by Equiniti Financial Services Limited (EFSL), part of the same group of companies as Royal Dutch Shell plc’s Registrar, Equiniti, was reintroduced. More information can be found at www.shareview.co.uk/info/drip or by contacting Equiniti.

The dividend reinvestment options offered by ABN AMRO Bank N.V. and The Bank of New York Mellon were also reintroduced at this time. More information can be found by contacting the relevant provider.

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	221

Persons depositing or withdrawing shares must pay:	For:
$5.00 or less per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including those resulting from a distribution of shares, rights or other property;
Cancellation of ADSs for the purpose of their withdrawal, including if the deposit agreement terminates; and
Distribution of securities to holders of deposited securities by the Depositary to ADS registered holders.
Registration and transfer fees	Registration and transfer of shares on the share register to or from the name of the Depositary or its agent when they deposit or withdraw shares.
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and Converting foreign currency into dollars.
Taxes and other governmental charges the Depositary or the custodian has to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	As necessary.

Exchange controls and other limitations affecting security holders

Other than restrictions affecting those individuals, entities, government bodies, corporations or agencies that are subject to European Union (EU) sanctions, for example, regarding Syria, and those sanctions adopted by the government of the UK, and the general EU prohibition to transfer funds to and from North Korea, we are not aware of any other legislative or other legal provision currently in force in the UK, the Netherlands or arising under the Articles restricting remittances to holders of the Company’s ordinary shares who are non-residents of the UK, or affecting the import or export of capital.

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

DIVIDENDS PAID ON THE DIVIDEND ACCESS SHARES

There is no Dutch withholding tax on dividends on B shares or B ADSs, provided that such dividends are paid on the dividend access shares pursuant to the dividend access mechanism (see “Dividend access mechanism for B shares” on page 86). Dividends paid on the dividend access shares are treated as UK-source for tax purposes and there is no UK withholding tax on them. From April 2016, there were changes to the taxation of dividends for individual shareholders resident in the UK. The dividend tax credit was abolished, and a tax-free dividend allowance introduced.

In 2017, all dividends with respect to B shares and B ADSs were paid on the dividend access shares pursuant to the dividend access mechanism.

DUTCH WITHHOLDING TAX

When Dutch withholding tax applies on dividends paid to a US holder (that is, dividends on A shares or A ADSs, or on B shares or B ADSs that are not paid on the dividend access shares pursuant to the dividend access mechanism), the US holder will be subject to Dutch withholding tax at the rate of 15%. A US holder who is entitled to the benefits of the 1992 Double Taxation Convention (the Convention) between the USA and the Netherlands as amended by the protocol signed on March 8, 2004, will be entitled to a reduction in the Dutch withholding tax, either by way of a full or a partial exemption at source or by way of a partial refund or a credit as follows:

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

When Dutch withholding tax applies on dividends paid to UK tax-resident holders (that is, dividends on A shares or A ADSs, or on B shares or B ADSs that are not paid on the dividend access shares pursuant to the dividend access mechanism), the dividend will typically be subject to withholding tax at a rate of 15%. Such UK tax-resident holder may be entitled to a credit (not repayable) for withholding tax against their UK tax liability. However, certain corporate shareholders are, subject to conditions, exempt from UK tax on dividends. Withholding tax suffered cannot be offset against such exempt dividends. UK tax-resident holders should also be entitled to claim a refund of one-third of the Dutch withholding tax from the Dutch tax authorities in reliance on the tax convention between the Netherlands and the UK. Pension plans meeting certain defined criteria can, however, be entitled to claim a full refund or exemption at source of the dividend tax withheld. Also, UK tax-resident corporate shareholders holding at least a 5% shareholding and meeting other defined criteria are exempted at source from dividend tax.

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

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	222

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

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	223

Section 13(R) of the US Securities Exchange Act of 1934 disclosure

In accordance with our General Business Principles and Code of Conduct, Shell seeks to comply with all applicable international trade laws including applicable sanctions and embargoes.

The activities listed below have been conducted outside the USA by non-US affiliates of Royal Dutch Shell plc. None of the payments disclosed below were made in US dollars, nor are any of the balances disclosed below held in US dollars; however, for disclosure purposes, all have been converted into US dollars at the appropriate exchange rate. We do not believe that any of the transactions or activities listed below violated US sanctions.

At December 31, 2017, we have a receivable of $10.5 million outstanding with the National Iranian Oil Company (NIOC) associated with our previous upstream activities conducted prior to the imposition of European Union sanctions.

In 2017, we agreed to extend the term of a memorandum of understanding and a separate confidentiality agreement, each originally signed in 2016, with NIOC to cover a joint review of a number of oil and gas opportunities. In April 2017, we entered into a confidentiality and restricted use agreement with the National Petrochemical Company (NPC) regarding a potential midstream opportunity in Iran. In August 2017, we signed an amendment to extend the term of a non-binding letter of intent that was signed in 2016 with NPC to cover a joint review of opportunities in the Iranian petrochemicals sector. In August 2017, we entered into a technology licence agreement with Petrochemical Industries Design and Engineering Company (PIDEC) to provide licence and engineering services to Abadan Oil Refinery Company (AORC) in relation to Cansolv sulphur dioxide (SO2) scrubbing technology, as well as a separate end-user licence agreement with AORC for a continuing licence for the Cansolv SO2 technology once PIDEC’s work at Abadan has been completed. In addition, a separate agreement was signed at the same time between Shell, the Iran branch of Shell Development B.V. (SDI) and PIDEC, for the arrangement of payments due under the licence and engineering agreement to be made to SDI in Iran. There was no gross revenue or net profit associated with these agreements.

In December 2016, we entered into a technology licence agreement with Hamedan Ibn Sina Petrochemical Company for a Shell ethylene process, and during 2017 this generated gross revenue of $6.3 million and a net profit of $0.2 million. Hamedan Ibn Sina Petrochemical Company payments were made into our account at Karafarin Bank.

In 2017, we received gross revenue of $236,602 into our account at Karafarin Bank from Bank Mellat in relation to advisory services provided to Marun Petrochemical Company, pursuant to an advisory agreement entered into in June 2017. No net profit was associated with these services in 2017.

In 2017, two oil cargoes, which we purchased from NIOC in December 2016, were subsequently sold to a Shell refinery, resulting in gross revenue of

$212 million and net profit of $3.4 million. In 2017, we purchased oil cargoes from NIOC, which were subsequently sold to a Shell refinery, resulting in gross revenue of $221 million and net profit of $7.5 million. Freight and ancillary services pertaining to these cargoes, amounting to approximately $11 million and $3 million, have not been settled with NIOC and National Iranian Tanker Company, respectively. Shell may consider future business opportunities with NIOC, including the purchase and trading of oil, however no opportunities are currently being contemplated.

In 2017, we paid $13 for a 2013 corporate income tax claim, $84 in stamp duty in relation to a 2008/2009 value-added tax claim and $818 for a 2013 value-added tax claim to the Iranian Ministry of Finance, through our Iranian accountant Bayat Rayan. There was no gross revenue or net profit associated with these transactions.

In 2017, we paid $7,579 to the Iranian Civil Aviation Authority for the clearance of overflight permits for Shell aircraft over Iranian airspace. There was no gross revenue or net profit associated with these transactions. On occasion, our aircraft may be routed over Iran and therefore these payments may continue in the future.

In 2017, Shell employees met with Iranian officials in Iran. In relation to these travelling Shell employees, $21,411 was paid to Iranian authorities for visas, airport services and exit fees; $187 was paid to Bimeh Insurance Company for travel insurance; $5,637 was paid to Iranian airlines for flight tickets; and $298 was paid to Iranian hotels. We also discovered $224 in travel visa costs in relation to 2016 that were not previously disclosed. We also paid $127 to the Iranian embassy in the Netherlands to ratify documents. In addition, we paid $28,099 in conference registration fees for conferences in Iran attended by Shell employees. The conferences attended were the Petroleum Conference – Iran 2017; the Iran Renewable Energy Commercial Conference; the Iranian Petroleum and Energy Club Congress and Exhibition; and the Iran Petrochemical Forum. There was no gross revenue or net profit associated with these transactions. We expect to continue discussions with Iranian officials and therefore similar payments may continue in the future.

In 2017, we provided downstream retail services to the Iranian Embassy in Argentina. This transaction generated gross revenue of $441 and an estimated net profit of $63. We have no contractual agreement with this embassy.

We maintain accounts with Karafarin Bank where our cash deposits (balance of $8.4 million at December 31, 2017) generated non-taxable interest income of $0.4 million in 2017, and we paid $450 in bank charges. We have made payments amounting to $1.2 million through our account in Karafarin Bank to a variety of non-sanctioned parties. We made a bank transfer of $1,164 to test the ability to transfer funds from our Karafarin Bank account to Syndicate Bank in India.

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	224

Non-GAAP measures reconciliations

These non-GAAP measures, also known as alternative performance measures, are financial measures other than those defined in International Financial Reporting Standards which Shell considers provide useful information.

EARNINGS ON A CURRENT COST OF SUPPLIES BASIS

Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. The current cost of supplies adjustment does not impact Cash flow from operating activities in the “Consolidated Statement of Cash Flows”.

Reconciliation of CCS earnings to income for the period			$ million
	2017	2016	2015
Earnings on a current cost of supplies basis (CCS earnings)	12,471	3,692	4,155
Attributable to non-controlling interest	(390)	(159)	(313)
Earnings on a current cost of supplies basis attributable to Royal Dutch Shell plc shareholders	12,081	3,533	3,842
Current cost of supplies adjustment	964	1,085	(1,955)
Non-controlling interest	(68)	(43)	52
Income attributable to Royal Dutch Shell plc shareholders	12,977	4,575	1,939
Non-controlling interest	458	202	261
Income for the period	13,435	4,777	2,200

CAPITAL INVESTMENT

Capital investment is a measure used to make decisions about allocating resources and assessing performance.

Capital investment reconciliation		$ million
	2017	2016	2015
Capital expenditure [A]	20,845	22,116	26,131
Capital investment related to the acquisition of BG Group plc	—	52,904	—
Investments in joint ventures and associates [A]	595	1,330	896
Exploration expense, excluding exploration wells written off	1,048	1,274	2,948
Finance leases	1,074	2,343	91
Other	444	(90)	(1,205)
Capital investment	24,006	79,877	28,861
Of which
Integrated Gas	3,827	26,214	5,178
Upstream	13,648	47,507	18,349
Downstream	6,416	6,057	5,119
Corporate	115	99	215

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

Organic and inorganic capital investment			$ million
	2017	2016	2015
Organic capital investment	22,177	26,913	28,403
Inorganic capital investment	1,829	52,964	458
Total capital investment	24,006	79,877	28,861

divestments

Divestments is a measure used to monitor the progress of our divestment programme. This measure comprises proceeds from sale of property, plant and equipment and businesses, joint ventures and associates, and other Integrated Gas, Upstream and Downstream investments, adjusted onto an accruals basis and for any share consideration received or contingent consideration initially recognised upon the related divestment, as well as proceeds from sale of interests in entities while retaining control (for example, proceeds from sale of interests in Shell Midstream Partners, L.P.).

Divestments reconciliation	$ million
	2017		2016	2015
Proceeds from sale of property, plant and equipment and businesses [A]	8,808		2,072	4,720
Proceeds from sale of joint ventures and associates [A]	2,177		1,565	276
Share and contingent consideration [B]	3,046		275	—
Proceeds from sale of interests in entities while retaining control [C]	278		1,108	595
Other	3,031	[D]	(36)	(51)
Divestments	17,340		4,984	5,540
Of which
Integrated Gas	3,077		352	269
Upstream	11,542		1,726	2,478
Downstream	2,703		2,889	2,282
Corporate	18		17	511

[A] Included within Cash flow from investing activities in the “Consolidated Statement of Cash Flows”.

[B] With effect from 2017, this is valued at the date of the related divestment, instead of when these shares are disposed of or the contingent consideration is realised. There is also no impact on divestments as a result of any revaluation. Comparative information, which only affects the Upstream segment in 2016, has been adjusted. In 2017, it mainly comprises $2,829 million for shares in Canadian Natural Resources Limited received as partial consideration in the oil sands divestment (see Note 8 to the “Consolidated Financial Statements” on page 153).

[C] Included within “Change in non-controlling interest” in Cash flow from financing activities in the “Consolidated Statement of Cash Flows”.

[D] Includes proceeds of $2,635 million from the sale of shares in Woodside Petroleum Limited.

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	225

OPERATING EXPENSES

Operating expenses is a measure of Shell’s cost management performance, comprising items from the “Consolidated Statement of Income” as follows.

Operating expenses	$ million
	2017	2016	2015
Production and manufacturing expenses	26,652	28,434	28,095
Selling, distribution and administrative expenses	10,509	12,101	11,956
Research and development	922	1,014	1,093
Total	38,083	41,549	41,144
Of which
Integrated Gas	5,471	6,479	4,088
Upstream	12,656	14,501	15,740
Downstream	19,583	19,681	20,816
Corporate	373	888	500

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

Calculation of return on average capital employed			$ million
	2017	2016	2015
Income for the period	13,435	4,777	2,200
Interest expense after tax	2,995	2,730	2,030
Income before interest expense	16,430	7,507	4,230
Capital employed – opening	280,988	222,500	218,326
Capital employed – closing	283,477	280,988	222,500
Capital employed – average	282,233	251,744	220,413
ROACE	5.8%	3.0%	1.9%

FREE CASH FLOW

Free cash flow is used to evaluate cash available for financing activities, including dividend payments, after investment in maintaining and growing our business. It is defined as follows.

Free cash flow	$ million
	2017	2016	2015
Cash flow from operating activities	35,650	20,615	29,810
Cash flow from investing activities	(8,029)	(30,963)	(22,407)
Free cash flow	27,621	(10,348)	7,403

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	226

Index to the Exhibits

Exhibit No.	Description	Page
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

2.1

Amended and Restated Dividend Access Trust Deed dated December 22, 2015, (incorporated by reference to Exhibit 2 to the Annual Report for the fiscal year ended December 31, 2015, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on March 10, 2016).

4.1

Shell Provident Fund Regulations and Trust Agreement, as amended (incorporated by reference to Exhibit 4.7 to the Post-Effective Amendment to Registration Statement on Form S-8 (No. 333-126715) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on June 18, 2007).

4.2

Form of Director Indemnity Agreement (incorporated by reference to Exhibit 4.3 to the Annual Report for the fiscal year ended December 31, 2005, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on March 13, 2006).

4.3

Senior Debt Securities Indenture dated June 27, 2006, among Shell International Finance B.V., as issuer, Royal Dutch Shell plc, as guarantor, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-3 (No. 333-126726) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on July 20, 2005, amended from then to be dated as of June 27, 2006, and with the parties’ signatures).

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

7.1	Calculation of Ratio of Earnings to Fixed Charges.	E1

7.2	Calculation of Return on Average Capital Employed (ROACE) (incorporated by reference to page 226 herein).

7.3	Calculation of gearing (incorporated by reference to page 22 and Note 14 to the Consolidated Financial Statements on page 158 herein).

8.1	Significant Shell subsidiaries at December 31, 2017.	E2

12.1	Section 302 Certification of Royal Dutch Shell plc.	E21

12.2	Section 302 Certification of Royal Dutch Shell plc.	E22

13.1	Section 906 Certification of Royal Dutch Shell plc.	E23

99.1	Consent of Ernst & Young LLP, London, United Kingdom.	E24

99.2	Consent of PricewaterhouseCoopers LLP, London, United Kingdom.	E25

99.3	Consent of Ernst & Young LLP, London, United Kingdom, relating to the Royal Dutch Shell Dividend Access Trust.	E26

99.4	Consent of PricewaterhouseCoopers CI LLP, Jersey, Channel Islands, relating to the Royal Dutch Shell Dividend Access Trust.	E27

101	Interactive data files.

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	227

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign the Annual Report on Form 20-F on its behalf.

Royal Dutch Shell plc

/s/ Ben van Beurden

Ben van Beurden
Chief Executive Officer
March 14, 2018

ADDITIONAL INFORMATION SHELL ANNUAL REPORT AND FORM 20-F 2017	228

FINANCIAL CALENDAR IN 2018
The Annual General Meeting will be held on May 22, 2018.

	2017 Fourth	2018 First	2018 Second	2018 Third
	quarter [A]	quarter [B]	quarter [B]	quarter [B]
Results announcements	February 1	April 26	July 26	November 1
Interim dividend timetable
Announcement date	February 1 [C]	April 26	July 26	November 1
Ex-dividend date [D]	February 15	May 10	August 9	November 15
Record date	February 16	May 11	August 10	November 16
Closing date for currency election [E]	March 2	May 25	August 24	November 30
Euro and sterling equivalents announcement date	March 9	June 4	September 3	December 6
Payment date	March 26	June 18	September 17	December 19

[A] In respect of the ﬁnancial year ended December 31, 2017.

[B] In respect of the ﬁnancial year ending December 31, 2018.

[C] The Directors do not propose to recommend any further distribution in respect of 2017.

[D] The New York Stock Exchange (NYSE), with effect from September 5, 2017, reduced the standard settlement cycle in accordance with the SEC amendments to Exchange Act Rule 15c6-1(a). Under these rules, regular settlement will occur on a T+2 basis for trades occurring on or after the SEC's implementation date of September 5, 2017. As a result, RDS A and B ADSs traded on the NYSE markets will now settle in line with RDS A and B shares traded on European markets, which moved to a T+2 settlement basis for trades in 2014, resulting in the same ex-dividend date for RDS A and B shares, and RDS A and B ADSs. Record dates will not change.

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

REGISTERED OFFICE	SHAREHOLDER RELATIONS		INVESTOR RELATIONS
Royal Dutch Shell plc	Royal Dutch Shell plc		Royal Dutch Shell plc
Shell Centre	Carel van Bylandtlaan 30		PO Box 162
London SE1 7NA	2596 HR The Hague		2501 AN The Hague
United Kingdom	The Netherlands		The Netherlands
	+31 (0)70 377 1365		+31 (0)70 377 4540
Registered in England and Wales	+31 (0)70 377 4088		or
Company number 4366849	or		Shell Oil Company
Registered with the Dutch Trade Register	Royal Dutch Shell plc		Investor Relations
under number 34179503	Shell Centre		150 N Dairy Ashford
	London SE1 7NA		Houston, TX 77079
Headquarters	United Kingdom		USA
Royal Dutch Shell plc	+44 (0)20 7934 3363		+1 832 337 2034
Carel van Bylandtlaan 30
2596 HR The Hague	royaldutchshell.shareholders@shell.com		ir-europe@shell.com
The Netherlands	www.shell.com/shareholder		ir-usa@shell.com
www.shell.com/investor

SHARE REGISTRATION	AMERICAN DEPOSITARY		REPORT ORDERING
Equiniti	SHARES (ADSs)		order@shell.com
Aspect House	BNY Mellon Shareowner Services
Spencer Road	PO Box 505000		Annual Report/20-F service for US residents
Lancing	Louisville, KY 40233-5000		+1 888 301 0504
West Sussex BN99 6DA	USA
United Kingdom
0800 169 1679 (UK)	Overnight correspondence to:
+44 (0)121 415 7073	BNY Mellon Shareowner Services
462 South 4th Street Suite 1600
For online information about your holding	Louisville KY 40202
and to change the way you receive your	USA
company documents:
www.shareview.co.uk	+1 888 737 2377 (USA)
+1 201 680 6825 (international)

shrrelations@cpushareownerservices.com
www.mybnymdr.com

All our reports are available at http://reports.shell.com	Download our apps at www.shell.com/mobile_and_apps	Check our latest news @Shell

■ Comprehensive ﬁnancial information on our activities throughout 2017 ■ Detailed operational information including maps ■ Report on our progress in contributing to sustainable development	■ Company news ■ Service-station locations	■ Follow @Shell on Twitter ■ www.facebook.com/shell