Form 20-F
period 2021-12-31
Shell plc
filed 2022-03-10
CIK 1306965

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
(Mark one)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-32575
Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive offices)
Linda M. Coulter, Company Secretary
Shell Centre
London, SE1 7NA
United Kingdom
Telephone Number: 0044-20-7934-1234
E-mail Address: linda.coulter@shell.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
American Depositary Shares representing two ordinary shares of the issuer with a nominal value of €0.07 each	SHEL	New York Stock Exchange
0.375% Guaranteed Notes due 2023	SHEL/23B	New York Stock Exchange
3.5% Guaranteed Notes due 2023	SHEL/23	New York Stock Exchange
Floating Rate Guaranteed Notes due 2023	SHEL/23A	New York Stock Exchange
2% Guaranteed Notes due 2024	SHEL/24	New York Stock Exchange
3.25% Guaranteed Notes due 2025	SHEL/25	New York Stock Exchange
2.5% Guaranteed Notes due 2026	SHEL/26	New York Stock Exchange
2.875% Guaranteed Notes due 2026	SHEL/26A	New York Stock Exchange
3.875% Guaranteed Notes due 2028	SHEL/28	New York Stock Exchange
2.375% Guaranteed Notes due 2029	SHEL/29	New York Stock Exchange
2.75% Guaranteed Notes due 2030	SHEL/30	New York Stock Exchange
4.125% Guaranteed Notes due 2035	SHEL/35	New York Stock Exchange
6.375% Guaranteed Notes due 2038	SHEL/38	New York Stock Exchange
5.5% Guaranteed Notes due 2040	SHEL/40	New York Stock Exchange
2.875% Guaranteed Notes due 2041	SHEL/41	New York Stock Exchange
3.625% Guaranteed Notes due 2042	SHEL/42	New York Stock Exchange
4.55% Guaranteed Notes due 2043	SHEL/43	New York Stock Exchange
4.375% Guaranteed Notes due 2045	SHEL/45	New York Stock Exchange
3.75% Guaranteed Notes due 2046	SHEL/46	New York Stock Exchange
4.00% Guaranteed Notes due 2046	SHEL/46A	New York Stock Exchange
3.125% Guaranteed Notes due 2049	SHEL/49	New York Stock Exchange
3.25% Guaranteed Notes due 2050	SHEL/50	New York Stock Exchange
3.00% Guaranteed Notes due 2051	SHEL/51	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: none
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: none
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Outstanding as of December 31, 2021:
4,101,239,499 A ordinary shares with a nominal value of €0.07 each.
3,582,892,954 B ordinary shares with a nominal value of €0.07 each.

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
Copies of notices and communications from the Securities and Exchange Commission should be sent to:
Shell plc
Shell Centre
London, SE1 7NA
United Kingdom
Attn: Linda M. Coulter

9.Subsequent events	286
Shareholder information	287
Section 13(r) of the US Securities Exchange Act of 1934 disclosure	293
Non-GAAP measures reconciliations	294
Index to the exhibits	298
Signatures	300
Financial calendar	301

CROSS REFERENCE TO FORM 20-F

Part I			Pages
Item 1.	Identity of Directors, Senior Management and Advisers		N/A
Item 2.	Offer Statistics and Expected Timetable		N/A
Item 3.	Key Information
	A.	[Reserved]
	B.	Capitalization and indebtedness	N/A
	C.	Reasons for the offer and use of proceeds	N/A
	D.	Risk factors	22-31
Item 4.	Information on the Company
	A.	History and development of the company	11,12-13, 16-21, 32-33, 36-39, 43-54, 63-72, 285, 292-296
	B.	Business overview	12-33, 43-72, 97-111, 261-281, 286
	C.	Organizational structure	15-17, Exhibit 8.1
	D.	Property, plants and equipment	15-17, 22-33, 43-72, 97-111, 261-278
Item 4A.	Unresolved Staff Comments		N/A
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	22-39, 43-72, 245-250
	B.	Liquidity and capital resources	25, 32-33, 36-39, 43-44, 48-49, 63-64, 69-70, 72, 213-214, 231-236, 238-243
	C.	Research and development, patents and licences, etc.	203, 208
	D.	Trend information	22-54, 63-67, 69-71, 73-111
	E.	Critical Accounting Estimates	N/A
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	118-126, 189-191
	B.	Compensation	161-167, 173, 177, 185-186, 257
	C.	Board practices	118-177, 188-195
	D.	Employees	112-117, 257
	E.	Share ownership	117, 170, 189, 251, 286
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	287
	B.	Related party transactions	188, 211, 231, 257, 285
	C.	Interests of experts and counsel	N/A
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	36-39, 196-260, 282-285
	B.	Significant Changes	260, 285
Item 9.	The Offer and Listing
	A.	Offer and listing details	188-194, 283-285
	B.	Plan of distribution	N/A
	C.	Markets	286
	D.	Selling shareholders	N/A
	E.	Dilution	N/A

	F.	Expenses of the issue	N/A
Item 10.	Additional Information
	A.	Share capital	N/A
	B.	Memorandum and articles of association	190-195
	C.	Material contracts	N/A
	D.	Exchange controls	290
	E.	Taxation	290-291
	F.	Dividends and paying agents	N/A
	G.	Statement by experts	N/A
	H.	Documents on display	11
	I.	Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		36, 231, 245-250
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt Securities	Exhibit 2.5
	B.	Warrants and Rights	N/A
	C.	Other Securities	N/A
	D.	American Depositary Shares	286, 289-290, Exhibit 2.5

Part II
Item 13.		Defaults, Dividend Arrearages and Delinquencies	N/A
Item 14.		Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A
Item 15.		Controls and Procedures	187, 202, 282
Item 16.		[Reserved]
Item 16A.		Audit committee financial expert	124, 143, 189
Item 16B.		Code of Ethics	189
Item 16C.		Principal Accountant Fees and Services	154, 258, 285
Item 16D.		Exemptions from the Listing Standards for Audit Committees	189
Item 16E.		Purchases of Equity Securities by the Issuer and Affiliated Purchasers	39, 187
Item 16F.		Change in Registrant’s Certifying Accountant	N/A
Item 16G.		Corporate Governance	189-195
Item 16H.		Mine Safety Disclosure	N/A
Item 16I.		Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A

Part III
Item 17.		Financial Statements	N/A
Item 18.		Financial Statements	196-260, 282-285
Item 19.		Exhibits	297-298

TERMS AND ABBREVIATIONS
Currencies

$	US dollar
€	euro
£	sterling
Units of measurement

acre	approximately 0.004 square kilometres
b(/d)	barrels (per day)
boe(/d)	barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel
kboe(/d)	thousand barrels of oil equivalent (per day); natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel
MMBtu	million British thermal units
megajoule	a unit of energy equal to one million joules
mtpa	million tonnes per annum
per day	volumes are converted into a daily basis using a calendar year
scf(/d)	standard cubic feet (per day)
Products

GTL	gas-to-liquids
LNG	liquefied natural gas
LPG	liquefied petroleum gas
NGL	natural gas liquids

Miscellaneous

ADS	American Depositary Share
AGM	Annual General Meeting
API	American Petroleum Institute
CCS	carbon capture and storage
CCS earnings	earnings on a current cost of supplies basis
CO2	carbon dioxide
EMTN	Euro medium-term note
EPS	earnings per share
FCF	free cash flow
FID	final investment decision
GAAP	generally accepted accounting principles
GHG	greenhouse gas
HSSE	health, safety, security and environment
IAS	International Accounting Standards
IEA	International Energy Agency
IFRS	International Financial Reporting Standard(s)
IOGP	International Association of Oil & Gas Producers
IPIECA	International Petroleum Industry Environmental Conservation Association
LTIP	Long-term Incentive Plan
OECD	Organisation for Economic Co-operation and Development
OML	oil mining lease
OPEC	Organization of the Petroleum Exporting Countries
OPL	oil prospecting licence
PSC	production-sharing contract
PSP	Performance Share Plan
REMCO	Remuneration Committee
SEC	US Securities and Exchange Commission
TRCF	total recordable case frequency
TSR	total shareholder return
WTI	West Texas Intermediate

ABOUT THIS REPORT
This Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2021 (this Report) presents the Consolidated Financial Statements of Shell plc (the Company) and its subsidiaries (collectively referred to as Shell) (pages 204-261) and the Financial Statements of the Royal Dutch Shell Dividend Access Trust (pages 284-286). Except for these Financial Statements, the numbers presented throughout this Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures due to rounding. Cross-references to Form 20-F are set out on pages 7 of this Report.
The Financial Statements contained in this Report have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). IFRS as defined above includes interpretations issued by the IFRS Interpretations Committee. Financial reporting terms used in this Report are in accordance with IFRS.
This Report contains certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of the company, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The companies in which Shell plc directly or indirectly owns investments are separate legal entities. In addition to the term “Shell”, in this Report “Shell Group”, “we”, “us” and “our” are also used to refer to the Company and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries” and “Shell subsidiaries” refer to those entities over which the Company has control, either directly or indirectly. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest. Shell subsidiaries’ data include their interests in joint operations.
As used in this Report, “Accountable” is intended to mean: required or expected to justify actions or decisions. The Accountable person does not necessarily implement the action or decision (implementation is usually carried out by the person who is Responsible) but must organise the implementation and verify that the action has been carried out as required. This includes obtaining requisite assurance from Shell companies that the framework is operating effectively. “Responsible” is intended to mean: required or expected to implement actions or decisions. Each Shell company and Shell-operated venture is responsible for its operational performance and compliance with the Shell General Business Principles, Code of Conduct, Statement on Risk Management and Risk Manual, and Standards and Manuals. This includes responsibility for the operationalisation and implementation of Shell Group strategies and policies.
This Report references Shell’s Sky 1.5 scenarios, specifically within the "Climate change and energy transition" section (pages 74-97). Unlike Shell’s previously published Mountains and Oceans exploratory scenarios, the Sky scenario is based on the assumption that society reaches the Paris Agreement’s goal of holding the rise in global average temperatures this century to well below two degrees Celsius (2°C) above pre-industrial levels. Unlike Shell’s Mountains and Oceans scenarios which unfolded in an open-ended way based upon plausible assumptions and quantifications, the Sky scenario was specifically designed to reach the Paris Agreement’s goal in a technically possible manner.
Sky 1.5 scenario starts with data from Shell’s Sky scenario but is more aggressive and challenging in its assumptions about energy transitions as the pace of change is accelerated. As in Sky, this scenario is normative, meaning we assumed that society achieves the 1.5 degrees Celsius stretch goal of the Paris Agreement, and we worked back in designing how this could occur. Of course, there are many possible paths that society could take to achieve this goal. This will be extremely challenging, but as of today, we believe there is still a technically possible path while maintaining a growing global economy. However, we believe the window for success is quickly closing.
These scenarios are a part of an ongoing process used in Shell for over 40 years to challenge executives’ perspectives on the future business environment. They are designed to stretch management to consider even events that may only be remotely possible. Scenarios, therefore, are not intended to be predictions of likely future events or outcomes. Shell’s scenarios also are not intended to be projections or forecasts of the future. Shell’s scenarios, including the scenarios referenced in this Report, are not Shell’s strategy or business plan. When developing Shell’s strategy, our scenarios are one of many variables that we consider. Ultimately, whether society meets its goals to decarbonise is not within Shell’s control. While we intend to travel this journey in step with society, only governments can create the framework for success.
Shell’s operating plan, outlook and budgets are forecasted for a 10-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and NCF targets over the next 10 years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCF target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement.
Shell’s “Net Carbon Footprint” or "net carbon intensity" referred to in this Report include Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production, and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term "Net Carbon Footprint” or "net carbon intensity" is for convenience only and not intended to suggest these emissions are those of Shell or its subsidiaries.
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
This Report contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products;         (c) currency fluctuations; (d) drilling and production results;         (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. Also see “Risk factors” on pages 23-32 for additional risks and further discussion. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this Report. Neither the Company nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Report.
Past performance cannot be relied on as a guide to future performance.
This Report contains references to Shell’s website, the Shell Sustainability Report, Tax Contribution Report, Industry Associations Climate Review and our report on Payments to Governments. These references are for the readers’ convenience only. Shell is not incorporating by reference into this Report any information posted on www.shell.com or in the Shell Sustainability Report, Tax Contribution Report, Industry Associations Climate Review or our report on Payments to Governments. The content of any other websites referred to in this Report does not form part of this Report..
With effect from January 29, 2022, Shell’s A shares and B shares were assimilated into a single line of ordinary shares. Shell’s A and B American Depositary Shares (ADSs) were assimilated into a single line of ADSs on the same date. This Report continues to refer to A shares, B shares, A ADSs and B ADSs when describing the position prior to January 29, 2022.
Shell V-Power and Shell LiveWire are Shell trademarks.
DOCUMENTS ON DISPLAY
The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. All of the SEC filings made electronically by Shell are available to the public on the SEC website at www.sec.gov (commission file number 001-32575).
This Report is also available, free of charge, at www.shell.com/investors/financial-reporting/sec-filings or at the offices of Shell in London, United Kingdom and The Hague, the Netherlands. Copies of this Report also may be obtained, free of charge, by mail.

SHELL POWERING PROGRESS
WHO
WE ARE
Overview
Shell is a global group of energy and petrochemical companies with 82,000 employees and operations in more than 70 countries.
We use advanced technologies and take an innovative approach to help build a sustainable energy future. Shell is a customer-focused organisation, serving more than
1 million commercial and industrial customers, and around 32 million customers at 46,000 retail service stations daily.
Our strategy is to accelerate the transition of our business to net-zero emissions, purposefully and profitably, in step with society.
OUR CONTEXT
The rising standard of living of a growing global population is likely to continue to drive demand for energy, including oil and gas, for years to come. At the same time, technological changes and the need to tackle climate change mean there is a transition under way to a lower-carbon, multi-source energy system with increasing customer choice.
Our Powering Progress strategy combines our ambitions under four goals: generating shareholder value, achieving net-zero emissions, powering lives and respecting nature.
This will help accelerate our progress towards becoming a net-zero emissions energy business by 2050, in step with society. We are building a strong resilient business by putting customers at the centre of our strategy, innovating the products and solutions customers need on their journey to net zero.
We aim to deliver value through our integrated assets and supply chains, optimising value and managing risk for Shell and our customers as we produce, buy, trade, transport and sell energy products and solutions across the world.
OUR STAKEHOLDERS
▪Our investor community
▪Our customers
▪Our employees/workforce/pensioners
▪Our strategic partners/suppliers
▪Communities
▪NGOs/civil society stakeholders/academia/think-tanks
▪Governments/regulators
See “Environment and society”, “Our people” and “Governance”
OUR PURPOSE
We power progress together by providing more and cleaner energy solutions.
See “Strategy and outlook”
OUR CORE VALUES
▪Honesty
▪Integrity
▪Respect for people
See “Our people”

SHELL POWERING PROGRESS continued
HOW WE
CREATE VALUE
OUR INPUTS [A]

Financial capital
Equity attributable to Shell plc shareholders ($ billion) [B]:
172 2020: 155
Non-current debt ($ billion) [B]:
81 2020: 91
Net debt ($ billion) [B][C]:
53 2020: 75
Average capital employed ($ billion) [B]:
265 2020: 277
Cash capital expenditure ($ billion) [C]:
20 2020: 18
Operations
Refining and chemicals availability:
96% 2020: 96%
Oil & gas production available for sale (kboe/d):
3,237 2020: 3,386
LNG liquefaction volumes (million tonnes):
31 2020: 33
Human capital
Number of employees (thousands) [B]:
82 2020: 87
Number of training days (thousands):
271 2020: 234
Relationships
Customers, joint arrangements,
Government relations, suppliers.
Operating countries [B]
>70 2020: >70
Intellectual capital
Research and development expenses ($ million):
815 2020: 907
Number of patents [B]:
8,532 2020: 8,480
Natural resources
Proved oil and gas reserves (million boe) [B]:
9,365 2020: 9,124
Energy consumed (million MWh):
223 2020: 241
[A] In 2021 unless stated otherwise
[B] At December 31.
[C] See "Non-GAAP measures reconciliations" on pages 294-297.
We aim to meet the world’s growing need for more and cleaner energy solutions in ways that are economically, environmentally and socially responsible. Our Powering Progress strategy is designed to create value for our shareholders, customers and wider society.

OUR OUTCOMES AND IMPACTS [A]

Cash flow from operating activities ($ billion):
45 2020: 34
Adjusted earnings ($ billion) [C]:
19 2020: 5
Adjusted EBITDA (CCS basis –
$ billion) [C]:
55 2020: 37
Shareholder distributions ($ billion) [C]:
9 2020: 9

Absolute emissions
(Scope 1 and 2 – million tonnes of CO₂ equivalent):
68 2020: 72 | 2016: 83
Net carbon intensity
(Scope 1, 2 and 3 – grams of CO₂ equivalent per megajoule):
77 2020: 75 | 2016: 79

Women in senior leadership positions [B]:
30% 2020: 28%
Taxes paid and collected
($ billion):
59 2020: 47
Total spend on goods and services ($ billion):
38 2020: 39

Fresh water consumed
in our facilities (million m³):
22 2020: 22 | 2018: 25
Waste disposed (million tonnes):
2 2020: 2

SHELL POWERING PROGRESS continued
OUR
ORGANISATION
Delivering our Powering Progress strategy
INTEGRATED GAS, RENEWABLES AND ENERGY SOLUTIONS
Integrated Gas manages liquefied natural gas (LNG) activities and the conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas exploration and extraction, and the operation of upstream and midstream infrastructure necessary to deliver gas to market.
In Renewables and Energy Solutions (R&ES), we are exploring emerging opportunities and investing in those where we believe sufficient commercial value is available. R&ES includes Shell’s production and marketing of hydrogen, nature and environmental solutions as well as our integrated power activities.
UPSTREAM
Upstream manages the exploration for and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates infrastructure necessary to deliver them to market.
While the Upstream business delivers the energy of today, it is also funding the energy of tomorrow and will play a fundamental role in supporting Shell’s ambitious transformation.
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
Technology and innovation are essential to our efforts to meet the world’s energy needs in a competitive way. If we do not develop the right technology, do not have access to it or do not deploy it effectively, this could have a material adverse effect on the delivery of our strategy and our licence to operate (see “Risk factors” on pages 23-32). Our Chief Technology Officer, who is part of the Projects & Technology organisation, oversees the development and deployment of new and differentiating technologies and innovations across Shell. Our main technology centres are in India, the Netherlands and the USA, with other centres in Brazil, China, Germany, Oman and Qatar. A strong patent portfolio underlies the technology that we employ in our various businesses.
Segmental reporting
Our reporting segments are Integrated Gas, Upstream, Oil Products, Chemicals and Corporate. Integrated Gas, Upstream, Oil Products and Chemicals include their respective elements of our Projects & Technology organisation. The Corporate segment comprises our holdings and treasury organisation, self-insurance activities, and headquarters and central functions. See Note 5 to the “Consolidated Financial Statements” on pages XX. With effect from 2022, our reporting segments will change to Integrated Gas, Upstream, Marketing, Chemicals and Products, Renewables and Energy Solutions and Corporate, reflecting the way Shell reviews and assesses its performance.

Powering Progress:
How we provide customers with the low-carbon products and services they want and need

BUILDING ONE OF EUROPE’S BIGGEST BIOFUELS FACILITIES
Business customers in the harder-to-abate sectors of road freight and aviation are increasingly keen to cut their carbon emissions.
Shell and Deloitte’s Decarbonising Aviation: Cleared for Take-off report, published in September, found that 90% of aviation executives and experts interviewed said cutting emissions was one of their top priorities. The equivalent figure in the January 2021 report Decarbonising Road Freight: Getting into Gear was more than 70%.
Shell intends to supply our road freight and aviation customers with the low-carbon biofuels they want and need. An important aim of our Powering Progress strategy is to transform refineries into energy and chemicals parks so that we reduce our global production of traditional fuels by 55% by 2030.
At our Energy and Chemicals Park Rotterdam, in the Netherlands, for example, we are building one of Europe’s biggest biofuels facilities. It is expected to start production in 2024, making up to 820,000 tonnes of biofuels a year, which Shell will sell as sustainable aviation fuel and biodiesel.
The sales will help Shell make purposeful and profitable progress towards our target of becoming a net-zero emissions energy business by 2050, in step with society. The facility will help us achieve our ambition of producing around 2 million tonnes of sustainable aviation fuel a year by 2025.

TRANSFORMING OUR REFINERIES INTO ENERGY AND CHEMICALS PARKS
The multinational chemicals corporation Asahi Kasei, a Shell customer, is aiming to become carbon neutral by 2050 and to use more sustainable feedstocks in its supply chain.
We believe we can profitably supply Asahi Kasei and other customers with products that they want and need to achieve their carbon neutrality and sustainability aims. This will play an important part in transforming the Bukom manufacturing site into the Shell Energy and Chemicals Park Singapore, with an increasing focus on customers’ low-carbon energy and sustainability needs. In November, we signed an agreement to supply Asahi Kasei with butadiene, a chemical which it will use to make high-performance tyres that can cut vehicle emissions by improving fuel efficiency.
We plan to make the butadiene at Bukom, using a new unit that upgrades the quality of pyrolysis oil made from hard-to-recycle plastic waste that would otherwise go into landfill. We expect the pyrolysis oil upgrader to start production in 2023 and be the largest in Asia.
The pyrolysis oil it produces can be used to make chemicals that go into hundreds of everyday products, so Shell expects many other companies to become customers, especially those with sustainability goals. This will help Shell profitably achieve its aim of processing 1 million tonnes a year of plastic waste in our global chemicals plants by 2025. The transformation of Bukom and at least four other refining sites into energy and chemicals parks will help us achieve our ambition of reducing our global production of traditional fuels by 55% by 2030.

STRATEGY AND OUTLOOK
OUR
STRATEGY
Powering Progress is our strategy to
accelerate the transition of our business
to net-zero emissions, in step with society.

CONTEXT
Climate change is one of the biggest challenges the world faces today, and necessitates a rapid transformation of the energy system to net-zero emissions.
Shell supports the most ambitious goal of the Paris Agreement, which is to limit the rise in global average temperature this century to 1.5 degrees Celsius above pre-industrial levels.
To achieve this, there needs to be urgent action to reduce emissions across power, transport, buildings, and industries like steel and chemicals. Shell must play its part, purposefully and profitably, in helping to make these changes happen.
The energy transition will bring risk and involve confronting complex and difficult obstacles, while at the same time acting on other great challenges such as the COVID-19 pandemic, which is continuing to cause unprecedented levels of disruption.
But the energy transition will also offer great opportunities.
More than 120 countries and over 2,000 companies and organisations have made commitments to get to net-zero emissions by 2050. Shell is taking action, sector by sector. We seek to work with our customers to profitably serve their changing needs, and to help decarbonise the energy system and reach net-zero emissions.
Our approach is to start with the customer or sector and ask: what do they want and need - today, and in the future?
By listening to our customers and learning from them, we work out how to profitably provide the low-carbon products and services that they want and need – today and throughout their progress to net-zero emissions.
There will be no single solution that fits all customers. Instead, there will be variations in what customers want and need, with differing approaches and rates of progress across countries, sectors and markets. Shell aims to provide customers with what works best for them in their particular circumstances.
Customers’ use of our energy products accounts for the vast majority of energy-related carbon emissions of our products sold. By helping our customers get to net zero, we will also help ourselves get to net zero.
POWERING PROGRESS
Powering Progress is our strategy to accelerate the transition of our business to net-zero emissions, in step with society's progress towards the goal of the Paris Agreement on climate change.
Powering Progress generates value for our shareholders, customers and wider society. It has four main goals which integrate sustainability with our business strategy. These goals support Shell's purpose, to power progress together by providing more and cleaner energy solutions. We expect our employees at all times to maintain our focus on safety and abide by our core values of honesty, integrity and respect for people.
Generating shareholder value: We aim to create the conditions for share price appreciation by preparing our business for the future and seizing the opportunities presented by the energy transition. Shell must take a dynamic approach to its portfolio during the energy transition. This means continuing to provide the energy the world needs today, and increasing our investments in lower-carbon energy products and services. We aim to do this while providing sustainable distributions today through our progressive dividend policy. In 2021, we re-based our dividend to $0.24 per share. We announced a share buyback programme of up to $3.5 billion, including $1.5 billion from the sale of our Permian business. The additional shareholder distributions from the Permian sale will eventually total $7 billion, with $5.5 billion distributed in the form of share buybacks in 2022. We aim to maintain a strong balance sheet and a disciplined approach to capital investment, so we remain strong and resilient. In this way, we will achieve our aim of being a compelling investment case for our shareholders.
On December 10, 2021, the shareholders of the company supported the resolution to amend Shell's articles of association to enable the simplification of the Company. The simplification entailed establishing a single line of shares to eliminate the complexity of Shell’s A/B share structure. It also involved aligning Shell’s tax residence with its country of incorporation in the UK by relocating the CEO, the CFO and the venue of Board and Executive Committee meetings to the UK. As a consequence, we changed the Company’s name from Royal Dutch Shell plc to Shell plc.
The simplification was designed to strengthen Shell’s competitiveness and accelerate shareholder distributions and the delivery of our strategy to become a net-zero emissions energy business.
Achieving net-zero emissions: We have a target to become a net-zero emissions energy business by 2050, in step with society. In 2021, we set a new target to halve the absolute emissions from our operations and the energy we buy to run them by 2030 (our Scope 1 and Scope 2 emissions), compared with 2016 levels on a net basis. We also brought forward our target to eliminate routine gas flaring at our Upstream operated assets from 2030 to 2025.

We are transforming our business and finding new opportunities in selling more low-carbon products and services such as biofuels, hydrogen, electricity generated by solar and wind power, and charging for electric vehicles. In 2021, we announced that we are building an 820,000 tonnes-a-year biofuels facility at the Shell Energy and Chemicals Park Rotterdam, in the Netherlands. In Germany, we opened the Refhyne electrolyser at our Energy and Chemicals Park Rheinland. This electrolyser is the largest of its kind in Europe, producing 1,300 tonnes of green hydrogen per year from renewable energy.
We are decarbonising sector by sector, forming alliances and working collaboratively with customers, businesses and governments to make progress in the energy transition and reduce emissions. This includes sectors that are harder to decarbonise, such as aviation, shipping, commercial road freight, power, heating and certain parts of industry. We also support government policies to reduce carbon emissions in the economy, including putting a direct price on carbon emissions.
Powering lives: Shell helps to power lives and livelihoods by providing vital energy for homes, businesses and transport. The supply of affordable, reliable and sustainable energy is crucial for addressing global challenges, including those related to poverty and inequality. Our ambition, by 2030, is to provide reliable electricity to 100 million people in Africa and Asia who do not have it yet. We support livelihoods by providing employment and training in the communities where we operate. We are working to become one of the most diverse and inclusive companies in the world, a place where everyone feels valued and respected. We are focusing on four areas: gender, race and ethnicity, lesbian, gay, bisexual and transgender (LGBT+) and disability. We seek to respect human rights in all parts of our business.
Respecting nature: We are stepping up our environmental ambitions, and shaping them to reflect the UN Sustainable Development Goals. Our environmental ambitions include protecting and enhancing biodiversity. We are also focusing on using water and other resources more efficiently and reusing as much of them as we can. We are reducing waste from our operations and increasing the recycling of plastics. In 2021, we announced that we will build a new pyrolysis oil upgrader unit at our manufacturing site on Pulau Bukom, Singapore. Scheduled to start production in 2023, the upgrader is designed to improve the quality of pyrolysis oil, a liquid made from hard-to-recycle plastic waste that would otherwise have gone into landfill. We are helping to improve air quality by reducing emissions from our operations and providing cleaner ways to power transport and industry.

STRATEGY AND OUTLOOK continued
BUSINESS PILLARS

Powering Progress is a strategy that combines our financial strength and discipline with a dynamic approach to our portfolio of assets and products, so we can seize the opportunities of the energy transition. Shell is adapting its portfolio of assets and products to better meet the cleaner energy needs of its customers. We are delivering our strategy through three business pillars: Growth, Transition, and Upstream.
Our Growth pillar includes Marketing and Renewables and Energy Solutions businesses, such as Power and Hydrogen. Our Growth businesses increase our returns while helping customers to decarbonise.
Our Transition pillar includes our Integrated Gas and Chemicals and Products businesses. These businesses enable us to accelerate our progress towards net-zero emissions and deliver sustainable cash flow.
Our Upstream pillar delivers value to shareholders, provides vital oil and gas to society and funds the transformation of our portfolio.
Achieving our strategy depends on how we respond to competitive forces. We continually assess the external environment – the markets and the underlying economic, political, social and environmental drivers that shape them – to evaluate changes in competitive forces and business models. We use future scenarios to help inform our strategy. We regularly review the markets where we operate, assessing our competitive position by analysing trends, uncertainties, and the strengths and weaknesses of our traditional and non-traditional competitors.
We maintain business plans that focus on actions and capabilities to create and sustain competitive advantage. We maintain a risk management framework that regularly assesses our response to, and risk appetite for, identified risks.
See "Risk factors" on page 23-32 and "Governance" on page 119.
Our Executive Directors’ remuneration is linked to the successful delivery of our strategy, based on performance indicators that are aligned with shareholder interests. Long-term incentives form the majority of the Executive Directors’ remuneration for above-target performance. In 2021, the Long-term Incentive Plan (LTIP) included cash generation, capital discipline, value created for shareholders, and an energy transition condition.
See the “Directors’ Remuneration Report” on pages 156-160
For more details on how the strategic pillars are embedded into our businesses, see “Shell Powering Progress” on pages 12-17.

OUTLOOK FOR 2022
AND BEYOND

We believe that our integrated business model is key to driving our strategy. Shell has a competitive portfolio and we are leading our peer group on cash generation. We intend to develop our portfolio of assets and the mix of energy that we sell to meet the cleaner energy needs of our customers, while delivering value for our shareholders.
Delivering our strategy will require clear and deliberate capital allocation choices. We approach capital allocation at three levels: enterprise, portfolio and project. The enterprise level is about how we make choices between increasing distributions to our shareholders, investing in our business and/or strengthening our balance sheet. The portfolio level is about how we allocate capital between our three business pillars – Growth, Transition and Upstream. The project level is about how we evaluate and prioritise investment opportunities.
For cash capital expenditure, the base capex to sustain our strategy is expected to be $19-22 billion per annum. To accelerate our strategy we expect our cash capital expenditure to grow to $23-27 billion per annum, once we have met our priority to distribute 20-30% of cash flow from operations to shareholders. For 2022 we expect our cash capex to be at the lower end of this range. More than half the additional capex (above the base capex) is expected to be spent on our Growth businesses. We remain committed to our progressive dividend policy and focused on targeting AA-equivalent credit metrics through the cycle.
Subject to Board approval, we aim to increase the dividend per share by around 4% every year. We target the distribution of 20-30% of cash flow from operations to shareholders, and may choose to return cash to shareholders through a combination of dividends and share buybacks.
After reaching this level of shareholder distributions, additional surplus cash is expected to be allocated between further disciplined capital investments to accelerate our strategy and further reduce debt to strengthen the balance sheet.
We support the most ambitious goal of the Paris Agreement, which is to limit the rise in global average temperature this century to 1.5 degrees Celsius above pre-industrial levels. We have a long-term target to become a net-zero emissions energy business by 2050, in step with society. To achieve this target, we will have to be net zero on all emissions from the manufacture of all our products and all our customers' emissions from the use of the energy products we sell. This means the target covers our Scope 1 emissions, which come directly from our operations, our Scope 2 emissions, from the energy we buy to run our operations, and our Scope 3 emissions, which include the emissions from our customers' use of the energy products we sell, regardless of whether they are produced by Shell or a third party.
We also have targets to reduce the net carbon intensity of the energy products we sell, as measured by Shell’s Net Carbon Footprint, using 2016 as our baseline year. These include short-term targets of a 3-4% reduction by the end of 2022 and 6-8% by 2023. Our medium- and longer-term targets are to reduce by 20% by 2030, by 45% by 2035 and 100% by 2050, in step with society. We achieved our target of a 2-3% reduction by the end of 2021. In October, we set an absolute emissions reduction target of 50% on all Scope 1 and 2 emissions under Shell’s operational control by 2030, compared with 2016 levels on a net basis.
We believe that our total carbon emissions from energy sold peaked in 2018 and will stay below 1.7 gigatonnes per annum (Gtpa). Further details are in the "Climate change and energy transition" section on page 74-97.
The statements in this “Strategy and outlook” section, including those related to our growth strategies and our expected or potential future cash flow from operations, organic free cash flow, share buybacks, capital investment, divestments, production and Net Carbon Footprint, are based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. See “About this Report” on pages 10-11 and “Risk factors” on pages 23-32.
On February 28, 2022, we announced our intention to exit our ventures with Gazprom. On March 8, 2022, we announced our intention to withdraw from our involvement in all Russian hydrocarbons in a phased manner. For more information, see Note 32 on page 261.

RISK FACTORS
The risks discussed below could have a material adverse effect separately, or in combination, on our earnings, cash flows and financial condition. Accordingly, investors should carefully consider these risks.
Further background on each risk is set out in the relevant sections of this Report, indicated by way of cross references under each risk factor.
The Board’s responsibility for identifying, evaluating and managing our significant and emerging risks is discussed in "Governance" on pages 188 to 196.
STRATEGIC RISKS

We are exposed to macroeconomic risks including fluctuating prices of crude oil, natural gas, oil products and chemicals.
Risk description
The prices of crude oil, natural gas, oil products and chemicals are affected by supply and demand, both globally and regionally. Macroeconomic, geopolitical and technological uncertainties can also affect production costs and demand for our products. Government actions may also affect the prices of crude oil, natural gas, oil products and chemicals. This could happen, for example, if governments promote the sale of lower-carbon electric vehicles or even prohibit future sales of new diesel or gasoline vehicles, such as the phasing out in the UK that will come into force in 2030. Oil and gas prices can also move independently of each other. Factors that influence supply and demand include operational issues, natural disasters, weather, pandemics such as COVID-19, political instability, conflicts, such as the recent Russian invasion of Ukraine, economic conditions, including inflation, and actions by major oil- and gas-producing countries. In a low oil and gas price environment, we would generate less revenue from our Upstream and Integrated Gas businesses, and parts of those businesses could become less profitable or incur losses. Low oil and gas prices have also resulted and could continue to result in the debooking of proved oil or gas reserves, if they become uneconomic in this type of price environment. Prolonged periods of low oil and gas prices, or rising costs, have resulted and could continue to result in projects being delayed or cancelled. Assets have been impaired in the past, and there could be impairments in the future. Low oil and gas prices have affected and could continue to affect our ability to maintain our long-term capital investment and shareholder distribution programmes. Prolonged periods of low oil and gas prices could adversely affect the financial, fiscal, legal, political and social stability of countries that rely significantly on oil and gas revenue. In a high oil and gas price environment, we could experience sharp increases in costs, and under some production-sharing contracts, our entitlement to proved reserves would be reduced. Higher prices could also reduce demand for our products, which could result in lower profitability, particularly in our Oil Products and Chemicals business. Higher prices can also lead to more capacity being built, potentially resulting in an oversupplied market which would negatively affect our Upstream, Integrated Gas, Oil Products and Chemicals businesses.
Accordingly, price fluctuations could have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See “Market overview”on page 41.

Our ability to deliver competitive returns and pursue commercial opportunities depends in part on the accuracy of our price assumptions.
Risk description
We use a range of oil and gas price assumptions, which we review on a periodic basis. These ranges help us to evaluate the robustness of our capital allocation for our evaluation of projects and commercial opportunities. If our assumptions prove to be incorrect, this could have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See “Market overview” on page 42.

Our ability to achieve our strategic objectives depends on how we react to competitive forces.
Risk description
We face competition in all our businesses. We seek to differentiate our services and products, though many of our products are competing in commodity-type markets. Accordingly, failure to manage our costs and our operational performance could result in a material adverse effect on our earnings, cash flows and financial condition. We also compete with state-owned hydrocarbon entities and state-backed utility entities with access to financial resources and local markets. Such entities could be motivated by political or other factors in making their business decisions. Accordingly, when bidding on new leases or projects, we could find ourselves at a competitive disadvantage because these state-owned entities may not require a competitive return. If we are unable to obtain competitive returns when bidding on new leases or projects, this could have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See “Strategy and outlook” on page 20.

RISK FACTORS continued
STRATEGIC RISKS continued

Rising concerns about climate change and effects of the energy transition could continue to lead to a fall in demand and potentially lower prices for fossil fuels. Climate change could also have a physical impact on our assets and supply chains. This risk may also lead to additional legal and/or regulatory measures, resulting in project delays or cancellations, potential additional litigation, operational restrictions and additional compliance obligations.
Risk description
Societal demand for urgent action has increased, especially since the Intergovernmental Panel on Climate Change (IPCC) Special Report of 2018 on 1.5°C effectively made the aspirational goal of the Paris Agreement to limit the rise in global average temperature this century to 1.5 degrees Celsius the default target. This increasing focus on climate change and drive for an energy transition have created a risk environment that is changing rapidly, resulting in a wide range of stakeholder actions at global, local and business levels. The potential impact and likelihood of the associated exposure for Shell could vary across different time horizons, depending on the specific components of the risk.
We expect that a growing share of our GHG emissions will be subject to regulation, resulting in increased compliance costs and operational restrictions. Regulators may seek to limit certain oil and gas projects or make it more difficult to obtain required permits. Additionally, climate activists are challenging the grant of new and existing regulatory permits. We expect that these challenges are likely to continue and could delay or prohibit operations in certain cases. Achieving our target of becoming net zero on all emissions from our operations could result in additional costs. We also expect that actions by customers to reduce their emissions will continue to lower demand and potentially affect prices for fossil fuels, as will GHG emissions regulation through taxes, fees and/or other incentives. This could be a factor contributing to additional provisions for our assets and result in lower earnings, cancelled projects and potential impairment of certain assets.
The physical effects of climate change such as, but not limited to, increases in temperature and sea levels and fluctuations in water levels could also adversely affect our operations and supply chains.
Certain investors have decided to divest their investments in fossil fuel companies. If this were to continue, it could have a material adverse effect on the price of our securities and our ability to access capital markets. Stakeholder groups are also putting pressure on commercial and investment banks to stop financing fossil fuel companies. According to press reports, some financial institutions have started to limit their exposure to fossil fuel projects. Accordingly, our ability to use financing for these types of future projects may be adversely affected. This could also adversely affect our potential partners’ ability to finance their portion of costs, either through equity or debt.
In some countries, governments, regulators, organisations and individuals have filed lawsuits seeking to hold fossil fuel companies liable for costs associated with climate change. While we believe these lawsuits to be without merit, losing could have a material adverse effect on our earnings, cash flows and financial condition. For example, in May 2021, the District Court in The Hague, Netherlands, ruled that, by 2030, Shell must reduce, from its consolidated subsidiaries, its Scope 1 net emissions by 45% from its 2019 levels and use its best efforts to reduce its Scope 2 and Scope 3 net emissions by 45% from its 2019 levels. In 2019, our Scope 1 emissions from our consolidated subsidiaries were 86 million tonnes carbon dioxide equivalent (CO2e), rounded. We expect to see additional regulatory requirements to provide disclosures related to climate risks and their impact on business performance.

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

Further information: For further explanations of our climate change governance, risk management approach, climate ambition and strategy and our portfolio and performance, please refer to the section “Climate change and energy transition” on pages 74 to 96.

If we fail to stay in step with the pace and extent of society’s changing demands for energy as it transitions to a low-carbon future, we could fail in sustaining and developing our business.
Risk description
The pace and extent of the energy transition could pose a risk to Shell if our own actions to decarbonise our operations and the energy we sell move at a different speed relative to society. If we are slower than society, customers may prefer a different supplier, which would reduce demand for our products and adversely affect our reputation besides materially affecting our earnings and financial results. If we move much faster than society, we risk investing in technologies, markets or low-carbon products that are unsuccessful because there is limited demand for them. This could also have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See "Strategy and outlook" on page 18 and “Climate change and energy transition” on page 78.

We seek to execute divestments in pursuing our strategy. We may be unable to divest these assets successfully in line with our strategy.
Risk description
We may be unable to divest assets at acceptable prices or within the timeline envisaged because of market conditions or credit risk. This would result in increased pressure on our cash position and potential impairments. In some cases, we have also retained certain liabilities following a divestment. Even in cases where we have not expressly retained certain liabilities, we may still be held liable for past acts, failures to act or liabilities that are different from those foreseen. We may also face liabilities if a buyer fails to honour their commitments. Accordingly, if any of the above circumstances arise, this could have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See “Strategy and outlook” on page 21.

STRATEGIC RISKS continued

We operate in more than 70 countries that have differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to contractual terms, laws and regulations. We and our joint arrangements and associates also face the risk of litigation and disputes worldwide.
Risk description
Developments in politics, laws and regulations can and do affect our operations. Potential impacts include: forced divestment of assets; expropriation of property; cancellation or forced renegotiation of contract rights; additional taxes including windfall taxes, restrictions on deductions and retroactive tax claims; antitrust claims; changes to trade compliance regulations; price controls; local content requirements; foreign exchange controls; changes to environmental regulations; changes to regulatory interpretations and enforcement; and changes to disclosure requirements. Tensions between nation states, such as Russia's recent invasion of Ukraine, can also affect our business. Any of these, individually or in aggregate, could have a material adverse effect on our earnings, cash flows and financial condition.
Since 2020, many governments have run deficits to deal with the economic impacts of the COVID-19 pandemic. Given the ongoing nature of the pandemic, there will be uncertain long-term fiscal consequences, with possible subsequent effects on government policies that affect Shell’s business interests.
From time to time, social and political factors play a role in unprecedented and unanticipated judicial outcomes that could adversely affect Shell. Non‑compliance with policies and regulations could result in regulatory investigations, litigation and, ultimately, sanctions. Certain governments and regulatory bodies have, in Shell’s opinion, exceeded their constitutional authority by: attempting unilaterally to amend or cancel existing agreements or arrangements; failing to honour existing contractual commitments; and seeking to adjudicate disputes between private litigants. Certain governments have also adopted laws and regulations that could potentially conflict with other countries’ laws and regulations, potentially subjecting us to criminal and civil sanctions. Such developments and outcomes could have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See "Governance" on page 189.
OPERATIONAL RISKS

Russia’s invasion of Ukraine has affected the safety and security of our people and operations in these and neighbouring countries. The sanctions and export controls and the evolving geopolitical situation have caused wide-ranging challenges to our operations which could continue in the medium to longer-term.
Risk description
Russia’s recent invasion of Ukraine poses wide-ranging challenges to our operations. The immediate impacts include the safety and security of our people and operations in these and neighbouring countries. The subsequent sanctions and export controls imposed by countries around the world could have a material impact on a number of our activities, including supply, trading and treasury activities. More sanctions and export controls are expected.
Given the evolving situation, there are many other unknown factors and events that could materially impact our operations, which may be temporary or more permanent in nature. These risks and future events could impact our supply chain, commodity prices, credit, commodity trading, treasury and legal risks. The tensions also create heightened cyber-security threats to our information technology infrastructure. The geopolitical situation may influence our future investment and financial decisions.
Any of these factors, individually or in aggregate, could have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See “Post-Balance Sheet Events” on page 261.

The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules. This means subsequent downward adjustments are possible.
Risk description
The estimation of proved oil and gas reserves involves subjective judgements and determinations based on available geological, technical, contractual and economic information. Estimates can change over time because of new information from production or drilling activities, changes in economic factors, such as oil and gas prices, alterations in the regulatory policies of host governments, or other events. Estimates also change to reflect acquisitions, divestments, new discoveries, extensions of existing fields and mines, and improved recovery techniques. Published proved oil and gas reserves estimates could also be subject to correction because of errors in the application of published rules and changes in guidance. Downward adjustments could indicate lower future production volumes and could also lead to impairment of assets. This could have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See “Supplementary information - oil and gas (unaudited)” on page 262.

RISK FACTORS continued
OPERATIONAL RISKS continued

Our future hydrocarbon production depends on the delivery of large and integrated projects and our ability to replace proved oil and gas reserves.
Risk description
We face numerous challenges in developing capital projects, especially those which are large and integrated. Challenges include: uncertain geology; frontier conditions; the existence and availability of necessary technology and engineering resources; the availability of skilled labour; the existence of transport infrastructure; project delays; the expiration of licences; delays in obtaining required permits; potential cost overruns; and technical, fiscal, regulatory, political and other conditions. These challenges are particularly relevant in certain developing and emerging-market countries, in frontier areas and in deep-water fields, such as off the coast of Mexico. We may fail to assess or manage these and other risks properly. Such potential obstacles could impair our delivery of these projects, our ability to fulfil the full potential value of the project as assessed when the investment was approved, and our ability to fulfil related contractual commitments. This could lead to impairments and could have a material adverse effect on our earnings, cash flows and financial condition.
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

Further information: See “Shell Powering Progress” on page 15.
Oil and gas production available for sale

		Million boe [A]
	2021	2020	2019
Shell subsidiaries	1,047	1,104	1,182
Shell share of joint ventures and associates	134	135	156
Total	1,181	1,239	1,338
[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.
Proved developed and undeveloped oil and gas reserves [A][B] (at December 31)

		Million boe [C]
	Dec 31, 2021	Dec 31, 2020	Dec 31, 2019
Shell subsidiaries	8,456	8,222	9,980
Shell share of joint ventures and associates	909	902	1,116
Total	9,365	9,124	11,096
Attributable to non-controlling interest of Shell subsidiaries	267	322	304
[A] We manage our total proved reserves base without distinguishing between proved reserves from subsidiaries and those from joint ventures and associates.
[B] Includes proved reserves associated with future production that will be consumed in operations.
[C] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

OPERATIONAL RISKS continued

The nature of our operations exposes us, and the communities in which we work, to a wide range of health, safety, security and environment risks.
Risk description
The health, safety, security and environment (HSSE) risks to which we and the communities in which we work are potentially exposed cover a wide spectrum, given the geographical range, operational diversity and technical complexity of our operations. These risks include the effects of natural disasters (including weather events), earthquakes, social unrest, pandemic diseases, criminal actions by external parties, and safety lapses. If a major risk materialises, such as an explosion or hydrocarbon leak or spill, this could result in injuries, loss of life, environmental harm, disruption of business activities, loss or suspension of permits, loss of our licence to operate and loss of our ability to bid on mineral rights. Accordingly, this could have a material adverse effect on our earnings, cash flows and financial condition.
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

Further information: See “Environment and society” on page 98.

A further erosion of the business and operating environment in Nigeria could have a material adverse effect on us.
Risk description
In our Nigerian operations, we face various risks and adverse conditions. These include: security issues affecting the safety of our people, host communities and operations; sabotage and theft; issues affecting our ability to enforce existing contractual rights; litigation; limited infrastructure; potential legislation that could increase our taxes or operating costs; the challenges presented by limited government and state oil company budgets; and regional instability created by militant activities. Some of these risks and adverse conditions, such as security issues affecting the safety of our people and sabotage and theft have occurred in the past and are likely to continue in the future. These risks or adverse conditions could have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See “Upstream” on page 53.

An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources or access capital markets, and on our licence to operate.
Risk description
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
Societal expectations of businesses are increasing, with a focus on business ethics, quality of products, contribution to society, safety and minimising damage to the environment. There is increasing focus on the role of oil and gas in the context of climate change and energy transition. This could negatively affect our brand, reputation and licence to operate, which could limit our ability to deliver our strategy, reduce consumer demand for our branded and non-branded products, harm our ability to secure new resources and contracts, and restrict our ability to access capital markets or attract staff. Many other factors, including the materialisation of other risks discussed in this section, could negatively affect our reputation and could have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See "Governance" on page 189 and "Our people" on page 115.

RISK FACTORS continued
OPERATIONAL RISKS continued

We rely heavily on information technology systems in our operations.
Risk description
The operation of many of our business processes depends on reliable information technology (IT) systems. Our IT systems are evolving because of changing business models, our increasing focus on customers, ongoing digitalisation of business processes and migration to the cloud. Our IT systems are increasingly dependent on contractors supporting the delivery of IT services. The COVID-19 pandemic and geopolitical tensions altered the nature of the IT threat, increasing the frequency and ingenuity of malware attacks and increasing the temptation to attack targets for financial gain.
In 2021, Shell was impacted by data security breaches, including one involving a third-party supplier who gained unauthorised access to various files during a limited window of time, some of which contained personal data. Shell contacted the impacted individuals and stakeholders and worked with them to address possible risks. We also informed relevant regulators and authorities.
The factors described above continue to contribute to potential breaches and disruptions of critical IT services. If breaches are not detected early and responded to effectively, they could harm our reputation and have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See “Corporate” on page 73.

Our business exposes us to risks of social instability, criminality, civil unrest, terrorism, piracy, cyber disruption and acts of war that could have a material adverse effect on our operations.
Risk description
As seen in recent years, these risks can manifest themselves in the countries where we operate and elsewhere. These risks affect people and assets. Potential risks include: acts of terrorism; acts of criminality including maritime piracy; cyber espionage or disruptive cyber attacks; conflicts including war - such as Russia's recent invasion of Ukraine - malicious acts carried out by individuals within Shell, civil unrest and environmental and climate activism (including disruptions by non-governmental and political organisations).
The above risks can threaten the safe operation of our facilities and the transport of our products. They can harm the well-being of our people, inflict loss of life and injuries, damage the environment and disrupt our operational activities. These risks could have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See “Environment and society” on pages 110.

Production from the Groningen field in the Netherlands causes earthquakes that affect local communities.
Risk description
Shell and ExxonMobil are 50:50 shareholders in Nederlandse Aardolie Maatschappij B.V. (NAM). An important part of NAM’s gas production comes from the onshore Groningen gas field, in which EBN, a Dutch government entity, has a 40% interest and NAM a 60% interest. The gas field is in the process of being closed down owing to earthquakes induced by gas production. Some of these earthquakes have damaged houses and other structures in the region, resulting in complaints and lawsuits from the local community. The government has announced it intends to accelerate the close-down, bringing the end of production forward from 2030 to possibly mid-2022. The exact close-down date depends on security of supply considerations and is still to be decided. While we expect the earlier close-down of the Groningen gas field to further reduce the number and strength of earthquakes in the region, any additional earthquakes could have further adverse effects on our earnings, cash flows and financial condition.

Further information: See “Upstream” on page 51.

OPERATIONAL RISKS continued

We are exposed to treasury and trading risks, including liquidity risk, interest rate risk, foreign exchange risk and credit risk. We are affected by the global macroeconomic environment and the conditions of financial and commodity markets.
Risk description
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
Commodity trading is an important component of our Upstream, Integrated Gas, Oil Products and Chemicals businesses. Processing, managing and monitoring many trading transactions across the world, some of them complex, exposes us to operational and market risks, including commodity price risks. We use derivative instruments such as futures and contracts for difference to hedge market risks. We do not hedge all our activities and even where hedging is in place, it may not function as expected.
We are exposed to credit risk; our counterparties could fail or be unable to meet their payment and/or performance obligations under contractual arrangements. Although we do not have significant direct exposure to sovereign debt, it is possible that our partners and customers may have exposure which could impair their ability to meet their obligations. Our pension plans invest in government bonds, so they could be affected by a sovereign debt downgrade or other default.
If any of the above risks materialise, they could have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See “Liquidity and capital resources” on page 36 and Note 20 to the “Consolidated Financial Statements” on pages 246 to 251.

Our future performance depends on the successful development and deployment of new technologies and new products.
Risk description
Technology and innovation are essential to our efforts to help meet the world’s energy demands competitively. If we fail to effectively develop or deploy new technology and products and services, or fail to make full, effective use of our data in a timely and cost-effective manner, there could be a material adverse effect on the delivery of our strategy and our licence to operate. We operate in environments where advanced technologies are used. In developing new technologies and new products, unknown or unforeseeable technological failures or environmental and health effects could harm our reputation and licence to operate or expose us to litigation or sanctions. The associated costs of new technology are sometimes underestimated. Sometimes the development of new technology is subject to delays. If we are unable to develop the right technology and products in a timely and cost-effective manner, or if we develop technologies and products that harm the environment or people's health, there could be a material adverse effect on our earnings, cash flows and financial condition.

Further information: See “Shell Powering Progress” on page 16.

We have substantial pension commitments, the funding of which is subject to capital market risks and other factors.
Risk description
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

Further information: See “Liquidity and capital resources” on page 37.

RISK FACTORS continued
OPERATIONAL RISKS continued

We mainly self-insure our hazard risk exposures. Consequently, we could incur significant financial losses from different types of risks that are not insured with third-party insurers.
Risk description
Our Group insurance companies (wholly owned subsidiaries) provide insurance coverage to Shell subsidiaries and entities in which Shell has an interest. These subsidiaries and entities may also insure a portion of their risk exposures with third parties, but such external insurance would not provide any material coverage in the event of a large-scale safety or environmental incident. Accordingly, in the event of a material incident, we would have to meet our obligations without access to material proceeds from third-party insurers. We have incurred adverse impacts from events, such as Hurricane Ida in 2021. We may, in the future, incur significant losses from different types of hazard risks that are not insured with third-party insurers, potentially resulting in a material adverse effect on our earnings, cash flows and financial condition.

Further information: See “Corporate” on page 73.

Many of our major projects and operations are conducted in joint arrangements or with associates. This could reduce our degree of control and our ability to identify and manage risks.
Risk description
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

Further information: See "Governance" on page 191.
CONDUCT AND CULTURE RISKS

We are exposed to conduct risk in our trading operations.
Risk description
Commodity trading is an important component of our Upstream, Integrated Gas, Renewables & Energy Solutions, Oil Products and Chemicals businesses. Our commodity trading entities are subject to many regulations including requirements for standards of conduct. The risk of ineffective controls, poor oversight of trading activities, and the risk that traders could deliberately operate outside compliance limits and controls, either individually or as a group, has occurred. This has resulted in losses in the past and may result in further losses in the future. This could have material adverse effects on our earnings, cash flows and financial condition.

Further information: See "Governance" on page 190 and Note 20 to the “Consolidated Financial Statements” on pages 245 to 250.

Violations of antitrust and competition laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
Risk description
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

Further information: See "Governance" on page 190.

Violations of anti-bribery, tax-evasion and anti-money laundering laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
Risk description
Anti-bribery, tax-evasion and anti-money laundering laws apply to Shell, its joint arrangements and associates in all countries where we do business. Shell and its joint arrangements and associates have in the past settled with the US Securities and Exchange Commission regarding violations of the US Foreign Corrupt Practices Act. Any violation of anti-bribery, tax-evasion or anti-money laundering laws, including potential violations associated with Shell Nigeria Exploration and Production Company Limited's investment in Nigerian oil block OPL 245 and the 2011 settlement of litigation pertaining to that block, could harm our reputation or have a material adverse effect on our earnings, cash flows and financial condition. Violations of such laws also could expose us and/or our employees to criminal sanctions, civil suits and other consequences, such as debarment and the revocation of licences.

Further information: See “Our people” on pages 246 to 251, "Governance" on page 190 and Note 26 to the “Consolidated Financial Statements” on pages 255 to 257.

RISK FACTORS continued
CONDUCT AND CULTURE RISKS continued

Violations of data protection laws carry fines and expose us and/or our employees to criminal sanctions and civil suits.
Risk description
Data protection laws apply to Shell and its joint arrangements and associates in the vast majority of countries where we do business. Since many countries in which we operate have data protection laws and regulations, Shell has adopted Binding Corporate Rules. This means we apply one consistent standard to data protection, across the Group and globally. The EU General Data Protection Regulation (GDPR) forms the basis of our Binding Corporate Rules. With data privacy legislation now in force in the USA, the risk of class actions is increased. Class actions after large-scale data breaches are increasingly common.
Shell companies are increasingly processing large volumes of personal data as we continue to acquire small companies with relatively large amounts of customer data during the energy transition. The COVID-19 pandemic has increased the level of processing of sensitive personal data, for example to confirm the health or vaccination status of our employees and visitors. Some governments require immediate disclosure of information, including sensitive personal data. We must be able to update our guidance to employees quickly, so it includes the relevant points of country legislation on COVID-19.
In some countries that are key to Shell’s business operations, such as China, relevant legislation continues to be amended or introduced. Shell must be able to adapt dynamically to such legislative changes and be capable of updating our internal programmes if necessary. Many countries require mandatory notification of data breaches in certain situations. In these circumstances we might be required to report to affected individuals and regulators in the relevant countries.
Non-compliance with data protection laws could harm individuals and expose us to regulatory investigations. This could result in: fines, which could be up to 4% of global annual turnover if under GDPR; orders to stop processing certain data; harm to our reputation; and loss of the trust of existing and potential customers, stakeholders, governments, and employees. With regard to data breaches, we notified a number of data privacy regulators in 2021 of personal data breaches, and some investigations are still ongoing. To date, no material fines have been imposed, but no assurance can be provided that future breaches would have similar outcomes. In addition to imposing fines, regulators may also issue orders to stop processing personal data, which could disrupt operations. We could also be subject to litigation from persons or entities allegedly affected by data protection violations.
Violation of data protection laws is a criminal offence in some countries, and individuals can be imprisoned or fined. Any violation of these laws or harm to our reputation could have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See "Governance" on page 190.

Violations of trade compliance laws and regulations, including sanctions, carry fines and expose us and our employees to criminal proceedings and civil suits.
Risk description
We use “trade compliance” as an umbrella term for various national and international laws designed to regulate the movement of items across national boundaries and restrict or prohibit trade and other dealings with certain parties. For example, the EU and the USA continue to impose comprehensive sanctions on countries and territories such as Syria, North Korea and Crimea, and continue to adopt targeted restrictions and prohibitions on certain transactions in countries such as Venezuela and Russia. The USA continues to have comprehensive sanctions against Iran and Cuba. The EU and some nations continue to maintain targeted sanctions against Iran. The EU and the USA introduced sectoral sanctions against Venezuela in 2017, which the USA expanded in 2018 and 2019. The US sanctions primarily target the government of Venezuela and the oil industry.
In 2014, the EU and the USA imposed additional restrictions and controls directed at defined oil and gas activities in Russia. These remain in force. The USA introduced further restrictions regarding Russia in 2017, expanding them in 2018. In February 2022, countries around the world began imposing additional sanctions and export controls against Russia over its invasion of Ukraine including, regional trade bans, designations of entities (including Russian banks and state-owned entities) and individuals as Specially Designated Nationals and Blocked Parties (SDNs), and restrictions on access by Russia to financial systems. Export controls have also been introduced targeting Russian defence, aerospace, and maritime sectors. More sanctions and export controls are expected. A number of countries have also implemented new sanctions against Belarus for its role in the Russian invasion.

Many other nations are also adopting trade compliance programmes similar to those administered by the EU and the USA. Since January 2021, the UK has maintained a legal framework for trade compliance that is separate and distinct from those of the EU and USA.
Abiding by all the laws and regulations on trade compliance and sanctions can sometimes be complex and challenging because of factors such as: the expansion of sanctions; the frequent addition of prohibited parties; the number of markets in which we operate; the risk of differences in how jurisdictions apply sanctions; and the large number of transactions we process. Shell has voluntarily self-disclosed potential violations of sanctions in the past. The COVID-19 pandemic has increased trade compliance risks, because of factors such as growing state involvement in business dealings, the need to maintain and develop business opportunities and cross-border movement of goods and technologies, and the increasing likelihood that counterparties will change ownership as the economic crisis continues.
Any violation of sanctions could lead to loss of import or export privileges and significant penalties on or prosecution of Shell or its employees. This could harm our reputation and have a material adverse effect on our earnings, cash flows and financial condition.

Further information: See "Governance" on page 190.
Investors should also consider the following, which could limit shareholder remedies.
OTHER (generally applicable to an investment in securities)

The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This could limit shareholder remedies.
Risk description
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

SUMMARY OF RESULTS
Key statistics

		$ million, except where indicated
	2021	2020	2019
Income/(loss) attributable to Shell plc shareholders	20,101	(21,680)	15,842
Income attributable to non-controlling interest	529	146	590
Income/(loss) for the period	20,630	(21,534)	16,432
Current cost of supplies adjustment	(3,148)	1,833	(605)
Total segment earnings [A][B], of which:	17,482	(19,701)	15,827
Integrated Gas	6,340	(6,278)	8,628
Upstream	9,694	(10,785)	3,855
Oil Products	2,664	(494)	6,139
Chemicals	1,390	808	478
Corporate	(2,606)	(2,952)	(3,273)
Identified Items [B]	(2,216)	(24,767)	(1,192)
Adjusted Earnings [B]	19,289	4,846	16,462
Adjusted EBITDA (CCS basis) [B]	55,004	36,533	56,644
Capital expenditure	19,000	16,585	22,971
Cash capital expenditure [B]	19,698	17,827	23,919
Operating expenses [B]	35,964	34,789	37,893
Underlying operating expenses [B]	35,309	32,502	37,000
Return on average capital employed [B]	8.8%	(6.8)%	6.7%
Net Debt at December 31 [C]	52,556	75,386	79,093
Gearing at December 31 [C]	23.1%	32.2%	29.3%
Oil and gas production (thousand boe/d)	3,237	3,386	3,665
Proved oil and gas reserves at December 31 (million boe)	9,365	9,124	11,096
[A] Segment earnings are presented on a current cost of supplies basis. See Note 5 to the “Consolidated Financial Statements” on pages 223-226.
[B] See “Non-GAAP measures reconciliations” on pages 294-297.
[C] See Note 15 "Debt and lease arrangements" on page 234 and "Non-GAAP measures reconciliations" on pages 294-297.
EARNINGS 2021-2020
Income attributable to Shell plc shareholders in 2021 was $20,101 million, compared with a loss of $21,680 million in 2020. With non-controlling interest included, income/(loss) for the period in 2021 was $20,630 million, compared with a loss of $21,534 million in 2020. After current cost of supplies adjustment, total segment earnings in 2021 were $17,482 million, compared with a loss of $19,701 million in 2020.
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
Integrated Gas earnings in 2021 were $6,340 million, compared with a loss of $6,278 million in 2020. The increase was mainly driven by lower impairment charges, higher realised prices for oil, LNG and gas, higher gains on sale of assets and favourable tax movements. This was partly offset by higher losses due to the fair value accounting of commodity derivatives and higher operating expenditure. See “Integrated Gas” on pages 43-47.
Upstream earnings in 2021 were $9,694 million, compared with a loss of $10,785 million in 2020. The increase was mainly driven by higher realised oil and gas prices, lower impairment charges and favourable tax movements. This was partly offset by higher losses related to fair value accounting of commodity derivatives. See “Upstream” on pages 48-54.
Oil Products earnings in 2021 were $2,664 million, compared with a loss of $494 million in 2020. The increase was mainly driven by lower impairment charges and higher marketing volumes and oil sands margins. This was partly offset by lower contributions from trading and optimisation, higher operating expenditure and unfavourable tax movements. See “Oil Products” on pages 63-68.
Chemicals earnings in 2021 were $1,390 million, compared with $808 million in 2020. The increase was mainly driven by higher margins in base chemicals and intermediates as well as favourable tax movements. This was partly offset by higher impairment charges and operating expenditure. See “Chemicals” on pages 69-71.
Corporate segment earnings in 2021 were an expense of $2,606 million, compared with $2,952 million in 2020. The lower expense was mainly driven by lower net interest expenses and favourable foreign exchange movements. See “Corporate” on page 73.

PRIOR YEAR EARNINGS SUMMARY
Our earnings summary for the financial year ended December 31, 2020, compared with the financial year ended December 31, 2019, can be found in the Annual Report and Accounts (page 41) and Form 20-F (page 26) for the year ended December 31, 2020, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.
PRODUCTION AVAILABLE FOR SALE
Oil and gas production available for sale in 2021 was 3,237 thousand boe per day (boe/d), compared with 3,386 thousand boe/d in 2020. This net reduction was mainly driven by divestments, higher maintenance activities, net field declines and production-sharing contract effects.
Oil and gas production available for sale [A]

		Thousand boe/d
	2021	2020	2019
Crude oil and natural gas liquids	1,685	1,752	1,823
Synthetic crude oil	54	51	52
Natural gas [B]	1,498	1,583	1,790
Total	3,237	3,386	3,665
Of which:
Integrated Gas	942	911	922
Upstream	2,240	2,424	2,691
Oil sands (part of Oil Products)	54	51	52
[A] See “Oil and gas information” on pages 56-63.
[B] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.
PROVED RESERVES
The proved oil and gas reserves of Shell subsidiaries and the Shell share of the proved oil and gas reserves of joint ventures and associates are summarised in “Oil and gas information” on pages 56-63 and set out in more detail in “Supplementary information – oil and gas (unaudited)” on pages 262-279.
Before taking production into account, our proved reserves increased by 1,470 million boe in 2021. Total oil and gas production was 1,229 million boe. Accordingly, after taking production into account, our proved reserves increased by 241 million boe in 2021, to 9,365 million boe at December 31, 2021.
CASH CAPITAL EXPENDITURE AND OTHER INFORMATION
Cash capital expenditure was $19,698 million in 2021, compared with $17,827 million in 2020.
Operating expenses were $35,964 million in 2021, compared with $34,789 million in 2020. Underlying operating expenses were $35,309 million compared with $32,502 million in 2020.
Our return on average capital employed (ROACE) increased to 8.8%, compared with (6.8)% in 2020, mainly driven by higher earnings.
Net debt was $52,556 million at the end of 2021, compared with $75,386 million at the end of 2020, mainly driven by cash flow generation.
Gearing was 23.1% at the end of 2021, compared with 32.2% at the end of 2020, mainly driven by net debt reduction and higher earnings.
SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS
See Note 2 to the “Consolidated Financial Statements” on pages 208-217.
LEGAL PROCEEDINGS
See Note 26 to the “Consolidated Financial Statements” on pages 255-257.

PERFORMANCE INDICATORS
These indicators enable management to evaluate Shell’s performance against our strategy and operating plans during the year. These are also used as part of the determination of Executive Directors’ remuneration. See “Directors’ Remuneration Report” on pages 156-160.

FINANCIAL DELIVERY
Cash flow from operating activities ($ million)
45,104 2020: 34,105
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
See “Liquidity and capital resources” on pages 37-40.
Free cash flow ($ million)
40,343 2020: 20,828
Free cash flow is the sum of “Cash flow from operating activities” and “Cash flow from investing activities”, which are disclosed in the “Consolidated Statement of Cash Flows”. This indicator is used to evaluate the cash available for financing activities, including shareholder distributions and debt servicing, after investment in maintaining and growing our business.
See “Non-GAAP measures reconciliations” on pages 294-297.
Return on average capital employed (%)
8.8 2020: (6.8)
ROACE is defined as income for the period, adjusted for after-tax interest expense, as a percentage of the average capital employed during the year. Capital employed is the sum of total equity and total debt. ROACE measures the efficiency of our utilisation of the capital that we employ and is a common measure of business performance.
See “Summary of results” on pages 33-34 and “Non-GAAP measures reconciliations” on pages 294-297.
Total shareholder return (%)
33.1 2020: (32.7)
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
OPERATIONAL EXCELLENCE
Upstream controllable availability (%)
87.8 2020: 89.2
Upstream controllable availability performance reflects our ability to optimally run our Upstream assets. Reliability issues, turnarounds and maintenance at own-operated or third-party facilities all impact controllable availability, but it excludes the impact of extreme unexpected events that are outside our control such as government restrictions and hurricanes.

Midstream availability (%)
87.3 2020: 92.3
Midstream availability shows to what extent liquefied natural gas (LNG) assets are ready to process product as a comparison with capacity, considering the impact of planned and unplanned maintenance.

Refinery and chemical plant availability (%)
95.6 2020: 95.5
Refinery and chemical plant availability is the weighted average of the actual uptime of plants as a percentage of their maximum possible uptime. The weighting is based on the capital employed, adjusted for cash and non-current liabilities. This indicator is a measure of the operational excellence of our refinery and chemical plant facilities.

Project delivery on schedule (%)
87.0 2020: 48.0

Project delivery on budget (%)
104.0 2020: 103.9
Project delivery reflects our capability to complete major projects on time and within budget on the basis of the targets set in our annual business plan. Project delivery on schedule measures the percentage of projects delivered on schedule. Project delivery on budget reflects the aggregate cost against the aggregate budget for those projects, where a figure greater than 100% means over budget.

PROGRESS IN ENERGY TRANSITION
Upstream and Integrated Gas greenhouse gas (GHG) intensity (tonnes of CO2 equivalent/tonne of hydrocarbon production available for sale)
0.172 2020: 0.16
Upstream/midstream GHG intensity is a measure of GHG emissions (direct and indirect GHG emissions associated with imported energy, excluding emissions from exported energy), expressed in metric tonnes of CO₂ equivalent emitted into the atmosphere per metric tonne of hydrocarbon production available for sale.
See “Climate change and energy transition” on pages 74-97.
Refining GHG intensity (tonnes of CO2 equivalent/UEDCTM)
1.05 2020: 1.05
Refining GHG intensity is a measure of GHG emissions (direct and indirect GHG emissions associated with imported energy, excluding emissions from exported energy), expressed in metric tonnes of CO₂ equivalent emitted into the atmosphere per unit of Utilised Equivalent Distillation Capacity (UEDCTM). UEDCTM is a proprietary metric of Solomon Associates. It is a complexity-weighted normalisation parameter that reflects the operating cost intensity of a refinery based on the size and configuration of its particular mix of process and non-process facilities.
See “Climate change and energy transition” on pages 74-97.

Chemicals GHG intensity (tonnes of CO2 equivalent/tonne petrochemicals produced)
0.95 2020: 0.98
Chemicals GHG intensity is a measure of GHG emissions (direct and indirect GHG emissions associated with imported energy, excluding emissions from exported energy), expressed in metric tonnes of CO₂ equivalent emitted into the atmosphere per metric tonne of steam cracker, high-value petrochemicals production.
See “Climate change and energy transition” on pages 74-97.
GHG abatements (thousand tonnes of CO2 equivalent)
279 2020: N/A
This is the total mass of GHG emissions reduced by interventions that led to sustained drops in emissions. By sustained drops, we mean that each intervention ensured emissions were lower for the given year, and there was a reasonable expectation that emissions would continue to be lower because of the intervention, all things being equal. This is a new metric for 2021.
See “Climate change and energy transition” on pages 74-97.

SAFETY
Serious injury and fatality frequency
(cases per 100 million working hours)
6.9 2020: 6.0
Serious Injury and Fatality (SIF) is defined as a serious work-related injury or illness that resulted in fatality or a life-altering event, which is defined as a long-term or permanent injury or illness with significant impact on daily activities.
See “Environment and society” on pages 98-112.

Number of operational Tier 1 and 2 process safety events
102 2020: 103
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
See “Environment and society” on pages 98-112.

LIQUIDITY AND CAPITAL RESOURCES
We manage our businesses to deliver strong cash flows to fund investment for profitable growth. Management's priorities for applying Shell's cash are base capital expenditure to sustain our strategy, progressive dividend growth of around 4% annually, AA credit metrics through the cycle, and additional shareholder distributions (20-30% of cash flow from operations). The fourth priority is disciplined and measured capital expenditure growth and continued balance sheet strengthening.
FINANCIAL CONDITION AND LIQUIDITY
Shell generated cash flow from operations of $45.1 billion, including a negative impact from working capital of $10.4 billion, and free cash flow of $40.3 billion in 2021, aided by the improving global macro environment and divestments. (For more information on free cash flow see "Non-GAAP measures reconciliations" on page 294-297.) Net debt decreased to $52.6 billion at December 31, 2021, (December 31, 2020: $75.4 billion). Gearing fell to 23.1% at December 31, 2021, compared with 32.2% at December 31, 2020, as increases in equity and cash flow generation reduced net debt. Note 15 to the "Consolidated Financial Statements" on pages 234 provides information on our debt arrangements, including net debt and gearing definitions.
LIQUIDITY
We satisfy our funding and working capital requirements from the cash generated from our operations, the issuance of debt and divestments. In 2021, access to the international debt capital markets remained strong, with our debt principally financed from these markets through central debt programmes consisting of:
▪a $10 billion global commercial paper (CP) programme, with maturities not exceeding 270 days;
▪a $10 billion US CP programme, with maturities not exceeding 397 days;
▪an unlimited Euro medium-term note (EMTN) programme (also referred to as the Multi-Currency Debt Securities Programme); and
▪an unlimited US universal shelf (US shelf) registration.
All these CP, EMTN and US shelf issuances are issued by Shell International Finance B.V., the issuance company for Shell, with its debt being guaranteed by Shell plc (the Company).
We also maintain committed credit facilities. The core facilities were extended in December 2021. Of the $10 billion total facility, $0.08 billion matured in 2021, $1.92 billion matures in 2022, $0.32 billion in 2025 and $7.68 billion in 2026. This remained fully undrawn at December 31, 2021. These core facilities and internally available liquidity provide back-up coverage for our CP programmes. In April 2020, to increase liquidity amid COVID-19-related uncertainties, Shell entered into a dual-currency $7.2 billion and €4.4 billion one-year revolving credit facility, with two six-month extension options at our discretion. This facility remained undrawn and expired at the end of the first year in April 2021. Other than certain borrowing by local subsidiaries, we do not have any other committed credit facilities.
Our total debt decreased by $18.9 billion to $89.1 billion at December 31, 2021. The total debt excluding leases matures as follows: 7% in 2022; 6% in 2023; 7% in 2024; 10% in 2025; and 69% in 2026 and beyond. The portion of debt maturing in 2022 is expected to be repaid from a combination of cash balances, cash generated from operations, divestments and the issuance of new debt.
In 2021, we issued $1.5 billion of bonds under our US shelf registration. All CP outstanding was repaid within the year with no additional issuance. Additionally in 2021, we redeemed $4.5 billion of USD bonds, bringing forward maturities of certain bonds maturing before the end of 2025. We believe our working capital is sufficient for current requirements.

While our subsidiaries are subject to restrictions, such as foreign withholding taxes on the transfer of funds in the form of cash dividends, loans or advances, such restrictions are not expected to have a material impact on our ability to meet our cash obligations.
MARKET RISK AND CREDIT RISK
We are affected by the global macroeconomic environment as well as financial and commodity market conditions. This exposes us to treasury and trading risks, including liquidity risk, market risk (interest rate risk, foreign exchange risk and commodity price risk) and credit risk. See “Risk factors” on pages 29 and Note 20 to the Consolidated Financial Statements on page 246-251. The size and scope of our businesses require a robust financial control framework and effective management of our various risk exposures.
We use various financial instruments for managing exposure to commodity price, foreign exchange and interest rate movements. Our treasury and trading operations are highly centralised and seek to manage credit exposures associated with our substantial cash, commodity, foreign exchange and interest rate positions. Our portfolio of cash investments is diversified to avoid concentrating risk in any one instrument, country or counterparty. The use of external derivative instruments is confined to specialist trading and central treasury organisations that have appropriate skills, experience, supervision, control and reporting systems. Credit risk policies are in place to ensure that sales of products are made to customers with appropriate creditworthiness, and include credit analysis and monitoring of customers against counterparty credit limits. Where appropriate, netting arrangements, credit insurance, prepayments and collateral are used to manage credit risk. Management believes it has access to sufficient debt funding sources (capital markets) and to undrawn committed borrowing facilities to meet foreseeable requirements.
PENSION COMMITMENTS
We have substantial pension commitments, the funding of which is subject to capital market risks (see “Risk factors” on page 29). We address key pension risks in a number of ways. Principal among these is the Pensions Forum, chaired by the Chief Financial Officer, which oversees Shell’s input to pension strategy, policy and operation. A risk committee supports the forum in reviewing the results of assurance processes in respect of pensions risks. In general, local trustees manage the funded defined benefit pension plans, with contributions paid based on independent actuarial valuations in accordance with local regulations. Our total employer contributions were $0.9 billion in 2021 and are estimated to be $0.9 billion in 2022. See Note 18 to the "Consolidated Financial Statements" on page 239-244.
Capitalisation table

	$ million
	December 31, 2021	December 31, 2020
Equity attributable to Shell plc shareholders	171,966	155,310
Current debt	8,218	16,899
Non-current debt	80,868	91,115
Total debt [A]	89,086	108,014
Total capitalisation	261,052	263,324
[A] Of total debt, $61.5 billion (2020: $79.4 billion) was unsecured and $27.6 billion (2020: $28.6 billion) was secured. See Note 15 to the “Consolidated Financial Statements” on pages 234 for further disclosure on debt.

STATEMENT OF CASH FLOWS
Cash flow from operating activities in 2021 was an inflow of $45.1 billion, compared with $34.1 billion in 2020, mainly due to higher earnings, partly offset by unfavourable working capital movements of $10.4 billion (compared with favourable working capital movements of $4.6 billion in 2020). The decrease in cash flow from operating activities in 2020, compared with $42.2 billion in 2019, was mainly due to lower earnings.
Cash flow from investing activities in 2021 was an outflow of $4.8 billion, compared with an outflow of $13.3 billion in 2020. The decreased cash outflow was mainly due to higher proceeds from sale of property, plant and equipment in 2021, including the divestment of our Permian business in the USA. The decreased cash outflow in 2020 compared with $15.8 billion in 2019 was mainly due to lower capital expenditure in 2020.
Cash flow from financing activities in 2021 was an outflow of $34.6 billion, compared with outflows of $7.2 billion in 2020 and $35.2 billion in 2019, due to net repayment of debt of $19.7 billion (2020: $5.6 billion net issuance; 2019: $3.4 billion net repayment), and higher repurchases of shares of $2.9 billion (2020: $1.7 billion; 2019: $10.2 billion).
Cash and cash equivalents were $37.0 billion at December 31, 2021 (December 31, 2020: $31.8 billion; December 31, 2019: $18.1 billion).
CASH FLOW FROM OPERATING ACTIVITIES
The most significant factors affecting our cash flow from operating activities are earnings, which are mainly impacted by: realised prices for crude oil, natural gas and LNG, production levels of crude oil, natural gas and LNG, chemicals, refining and marketing margins; and movements in working capital.
The impact on earnings from changes in market prices depends on: the extent to which contractual arrangements are tied to market prices; the dynamics of production-sharing contracts; the existence of agreements with governments or state-owned oil and gas companies that have limited sensitivity to crude oil and natural gas prices; tax impacts; and the extent to which changes in commodity prices flow through into operating expenses. Changes in benchmark prices of crude oil and natural gas in any particular period provide only a broad indicator of changes in our Integrated Gas and Upstream earnings in that period. Changes in any one of a range of factors, derived from either within the industry or the broader economic environment, can influence refining and marketing margins. The precise impact of any such changes depends on how the oil markets respond to them. The market response is affected by factors such as: whether the change affects all crude oil types or only a specific grade; regional and global crude oil and refined products inventories; and the collective speed of response of refiners and product marketers in adjusting their operations. As a result, margins fluctuate from region to region and from period to period.

Cash flow information [A]

			$ billion
	2021	2020	2019
Cash flow from operating activities excluding working capital movements
Integrated Gas	18.3	10.8	14.8
Upstream	22.6	9.8	19.9
Oil Products	12.0	7.0	10.7
Chemicals	3.3	1.8	1.7
Corporate	(0.7)	0.1	(0.3)
Total	55.5	29.5	47.0
(Increase)/decrease in inventories	(7.3)	4.5	(2.6)
(Increase)/decrease in current receivables	(20.6)	9.6	(0.9)
Increase/(decrease) in current payables	17.5	(9.5)	(1.2)
(Increase)/decrease in working capital	(10.4)	4.6	(4.8)
Cash flow from operating activities	45.1	34.1	42.2
Cash flow from investing activities	(4.8)	(13.3)	(15.8)
Cash flow from financing activities	(34.7)	(7.2)	(35.2)
Currency translation differences relating to cash and cash equivalents	(0.5)	0.2	0.1
Increase/(decrease) in cash and cash equivalents	5.1	13.8	(8.7)
Cash and cash equivalents at the beginning of the year	31.8	18.1	26.7
Cash and cash equivalents at the end of the year	37.0	31.8	18.1
[A] See the Consolidated Statement of Cash Flows on page 207.

LIQUIDITY AND CAPITAL RESOURCES continued
DIVESTMENT AND CASH CAPITAL EXPENDITURE
The levels of divestment proceeds and cash capital expenditure in 2021 and 2020 reflect our discipline and focus on the Powering Progress strategy. See "Non-GAAP measures reconciliations" on page 294-297.
Divestment proceeds

	$ million
	2021	2020	2019
Integrated Gas	3,195	503	723
Upstream	10,930	1,909	5,384
Oil Products	935	1,368	1,517
Chemicals	10	26	22
Corporate	44	205	225
Total divestment proceeds	15,113	4,010	7,871
Cash capital expenditure is used to monitor investing activities on a cash basis, excluding items such as lease additions which do not necessarily result in cash outflows in the period.
Cash capital expenditure

	$ million
	2021	2020	2019
Integrated Gas	5,767	4,301	4,299
Upstream	6,269	7,296	10,205
Oil Products	3,868	3,328	4,907
Chemicals	3,573	2,640	4,090
Corporate	221	262	418
Total cash capital expenditure	19,698	17,827	23,919

CONTRACTUAL OBLIGATIONS
The table below summarises our principal contractual obligations at December 31, 2021, by expected settlement period. The amounts presented have not been offset by any committed third-party revenue in relation to these obligations.
Contractual obligations

					$ billion
	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	5 years and later	Total
Debt [A]	4.1	8.2	10.3	38.4	61.0
Leases	5.8	9.1	6.8	18.3	40.0
Purchase obligations [B]	28.8	29.2	21.9	64.1	144.0
Other long-term contractual liabilities [C]	0.4	0.7	0.2	1.1	2.4
Total	39.1	47.2	39.2	121.9	247.4
[A] See Note 15 to the “Consolidated Financial Statements” on pages 234. Debt contractual obligations exclude interest, which is estimated to be $1.6 billion payable in less than one year, $3.1 billion between one and three years, $2.7 billion between three and five years, and $15.6 billion in five years and later. For this purpose, we assume that interest rates with respect to variable interest rate debt remain constant at the rates in effect at December 31, 2021, and that there is no change in the aggregate principal amount of debt other than repayment at scheduled maturity as reflected in the table. Leases definition follows IFRS 16, which was implemented as of January 1, 2019. Lease contractual obligations include interest.
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
[C] Includes all obligations included in “Trade and other payables” and provisions related to onerous contracts included in "Decommissioning and other provisions" in “Non-current liabilities” in the “Consolidated Balance Sheet” that are contractually fixed as to timing and amount. In addition to these amounts, Shell has certain obligations that are not contractually fixed as to timing and amount, including contributions to defined benefit pension plans (see Note 18 to the “Consolidated Financial Statements” on pages 239-244) and obligations associated with decommissioning and restoration (see Note 19 to the “Consolidated Financial Statements” on page 245).
GUARANTEES AND OTHER OFF-BALANCE SHEET ARRANGEMENTS
There were no guarantees and other off-balance sheet arrangements at December 31, 2021, or December 31, 2020, that were reasonably likely to have a material effect on Shell.
DIVIDENDS
Subject to Board approval, Shell aims to grow the dividend per share by around 4% every year. In total, Shell targets the distribution of 20-30% of its cash flow from operations to shareholders. Shell may choose to return cash to shareholders through a combination of dividends and share buybacks.

When setting the level of shareholder remuneration, the Board looks at a range of factors, including the macro environment, the underlying business earnings and cash flows of Shell Group, the current balance sheet, future investment and divestment plans and existing commitments. We returned $6.3 billion to our shareholders through dividends in 2021.
The fourth quarter 2021 interim dividend of $0.24 per share will be payable to shareholders on the register at February 18, 2022. See Note 24 to the “Consolidated Financial Statements” on page 255. The Board expects that the first quarter 2022 interim dividend will increase by around 4% compared with the fourth quarter 2021 interim dividend, to $0.25 per share.

PURCHASES OF SECURITIES
On July 29, 2021, the Company announced the start of a share buyback programme of $2 billion, which was completed in November 2021. Subsequently, on December 1, 2021, the Company announced the first $1.5 billion tranche of a buyback programme to return $7 billion of proceeds from the divestment of its Permian assets. This tranche was completed in January 2022. In February 2022, share buybacks of $8.5 billion for the first half of 2022 were announced. These included the remaining $5.5 billion of the Permian divestment proceeds that had been allocated for share buybacks.

At December 31, 2021, 126 million B shares with a nominal value of €8.8 million ($10 million) (1.62% of the Company's total issued share capital at December 31, 2020) were purchased and cancelled during 2021 for a total cost of $2.7 billion including expenses, at an average price of $21.60 per share
This was in accordance with the authorities granted by shareholders at the 2021 Annual General Meeting (AGM) for the Company to repurchase up to a maximum of 10% of its issued ordinary shares, excluding treasury shares (780 million ordinary shares). As at December 31, 2021, 653 million ordinary shares could still be repurchased under the current AGM authority. The purpose of the share repurchases in 2021 was to reduce the issued share capital of the Company.
A new resolution will be proposed at the 2022 AGM to renew the authority for the Company to purchase its own share capital, up to specified limits, for a further year. This proposal will be described in more detail in the 2022 Notice of Annual General Meeting.
Shares are also purchased by the employee share ownership trusts and trust-like entities (see "Governance" on page 190.) to meet delivery commitments under employee share plans. All share purchases are made in open-market transactions.
The table below provides information on purchases of shares in 2021 by the Company and affiliated purchasers. Purchases in euros and sterling are converted into dollars using the exchange rate on each transaction date.
Purchases of equity securities by issuer and affiliated purchasers in 2021 [A]

	A shares			B shares			A ADSs [B]
Purchase period	Number purchased for employee share plans	Number purchased for cancellation [C]	Weighted average price ($)[D]	Number purchased for employee share plans	Number purchased for cancellation [C]	Weighted average price ($)[D]	Number purchased for employee share plans	Weighted average price ($)[D]
January	—	—	—	—	—	—	1,525,265	37.23
February	—	—	—	—	—	—	—	—
March	—	—	—	—	—	—	34,140	40.17
April	—	—	—	—	—	—	—	—
May	—	—	—	—	—	—	—	—
June	156,668	—	20.61	91,523	—	19.70	23,603	40.74
July	—	—	—	—	1,474,422	19.95	—	—
August	—	—	—	—	25,134,113	19.81	—	—
September	—	—	—	—	23,807,741	20.27	32,670	41.01
October	—	—	—	—	25,200,000	23.82	—	—
November	960,000	—	20.93	120,000	17,217,286	22.6	233,300	41.88
December	7,185,000	—	22.03	911,200	33,393,418	21.75	975,299	43.66
Total 2021	8,301,668	—	21.88	1,122,723	126,226,980	21.59	2,824,277	39.94
January	—	—	—	—	31,678,192	24.43	1,106,045	46.31
Total 2022	—	—	—	—	31,678,192	24.43	1,106,045	46.31
[A] Reported as at settlement date
[B] American Depositary Shares
[C] Under the share buyback programme
[D] Includes stamp duty and brokers’ commission

FINANCIAL INFORMATION RELATING TO THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST
The results of operations and financial position of the Royal Dutch Shell Dividend Access Trust (the Trust) are included in the consolidated results of operations and financial position of Shell. Certain condensed financial information in respect of the Trust is given below. See “Royal Dutch Shell Dividend Access Trust Financial Statements” on pages 284-286.
The Shell Transport and Trading Company Limited and BG Group Limited have each issued a dividend access share to Computershare Trustees (Jersey) Limited (the Trustee). For the years 2021, 2020 and 2019, the Trust recorded income before tax of £2,201 million, £2,777 million and £5,484 million respectively. In each period, this reflected the amount of dividends payable on the dividend access shares. Dividends are also classified as unclaimed where amounts have not cleared recipient bank accounts.
At December 31, 2021, the Trust had total equity of £nil (December 31, 2020: £nil; December 31, 2019: £nil), reflecting assets of £7 million (December 31, 2020: £7 million; December 31, 2019: £3 million) and unclaimed dividends of £7 million (December 31, 2020: £7 million; December 31, 2019: £3 million). The Trust only records a liability for an unclaimed dividend, to the extent that dividend cheque payments have not been presented within 12 months, have expired or have been returned unpresented.
On January 29, 2022, one line of shares was established through assimilation of each A share and each B share into one ordinary share of the Company. This assimilation had no impact on voting rights or dividend entitlements. Dutch withholding tax, applied previously on dividends on A shares, no longer applies on dividends paid on the ordinary shares following the assimilation.
In relation to the assimilation of the Company's Class A and B shares, the Trust will continue in existence for the foreseeable future to facilitate the payment of unclaimed dividend liabilities for B shareholders, until these are either claimed or forfeited in line with the terms outlined.

MARKET OVERVIEW
We maintain a large business portfolio across an integrated value chain and are exposed to crude oil, natural gas, hydrocarbon product and chemical prices (see “Risk factors” on page 23). This diversified portfolio helps us mitigate the impact of price volatility. Our annual planning cycle and periodic portfolio reviews aim to ensure that our levels of capital investment and operating expenses are appropriate in the context of a volatile price environment. We test the resilience of our projects and other opportunities against a range of crude oil, natural gas, oil product and chemical prices and costs. We also aim to maintain a strong balance sheet to provide resilience against weak market prices.
GLOBAL ECONOMIC GROWTH
After a sharp economic deceleration related to the COVID-19 pandemic in 2020, the global economy has experienced a strong but uneven recovery in 2021. In its World Economic Outlook of January 2022, the International Monetary Fund (IMF) estimates that global growth for 2021 has reached 5.9% – its strongest post-recession pace in 80 years. This recovery is uneven and largely reflects sharp rebounds in some major economies, most notably the USA and China, owing to substantial government policy support. In many emerging market and developing economies, inequalities in access to vaccines led to higher infection rates. This combined with a partial withdrawal of policy support have offset some of the benefits of strengthening external demand and rising commodity prices. Early policy support and vaccinations proved effective at mitigating some of the adverse economic and health impacts of COVID-19 during 2021. However, rising energy prices and supply disruptions have also resulted in broad-based inflation in the second half of 2021, notably in the USA and many emerging market and developing economies.
The global economic prospects remain highly uncertain. The world remains vulnerable to COVID-19 and the pandemic is continuing, owing to unequal access to vaccines, the reluctance of some to get vaccinated and the emergence of more infectious new variants such as Omicron. Socioeconomic challenges abound, including rising inflation, subdued employment growth, supply chain problems, setbacks to educational attainment, and climate change.
Confronted with such complex challenges, policy choice is difficult because a sharp increase in global debt levels during the pandemic has left limited room for manoeuvre. There is also an upside, because the pandemic has induced greater automation and workplace transformation, which could accelerate productivity growth. Structural investment plans implemented in Europe and the USA could also lift the growth outlook.
GLOBAL PRICES, DEMAND AND SUPPLY
The following table provides an overview of the main crude oil and natural gas price markers to which we are exposed:
Oil and gas average industry prices [A]

	2021	2020	2019
Brent ($/b)	71	42	64
West Texas Intermediate ($/b)	68	39	57
Henry Hub ($/MMBtu)	4.0	2.0	2.5
EU TTF ($/MMBtu)	16	3	5
Japan Customs-cleared Crude ($/b) - 3 months	60	51	70
[A] Yearly average prices are based on daily spot prices. The 2021 average price for Japan Customs-cleared Crude is based on available market information up to the end of the period.
CRUDE OIL
Brent crude oil, an international benchmark, rebounded in 2021, supported by stronger demand and moderate supply growth. Brent traded between $50 per barrel (/b) and $86/b in 2021, ending the year at around $77/b and averaging $71/b for the whole year. This was about 70% higher than in 2020.
Global oil product demand rose by 5.6 million barrels per day (b/d) in 2021 to 97.4 million b/d, after a sharp drop of around 8.5 million b/d in 2020, according to the IEA. The rebound was supported by successful vaccine roll-outs, especially in developed economies such as the USA, UK and EU. Road mobility has largely returned to pre-pandemic levels, with COVID-19 travel restrictions being lifted and more people switching from public transport to cars. Air travel has begun to recover, but is still around 20-30% below pre-pandemic levels. This is probably attributable to remaining cross-border travel restrictions and public hesitancy about air travel during a global pandemic. Mirroring the broad economic recovery, demand for naphtha, LPG and ethane also picked up.
Global oil production has started to rise gradually as demand recovers. Annual growth in 2021 was about 1.5 million b/d, with OPEC+ making up most of the growth. From the second quarter of 2021, OPEC+ has been gradually unwinding the production cuts it implemented in 2020, with full unwinding expected by the second half of 2022. Outside OPEC+, US light tight oil (LTO) has dominated the growth, supported by the rebounding oil price. The number of US rotary oil rigs increased by more than 160% by December 2021, from the record low seen in August 2020. This, though, remained only around 60% of the 2019 average.
The OPEC+ production cuts have enabled a quick rundown of a record global oil inventory. The industry stock of Organisation for Economic Co-operation and Development (OECD) economies, which had reached more than 3,200 million barrels by the middle of 2020, fell to around 2,760 million barrels by the end of 2021, a seven-year low.
The oil price largely followed an upward trend for most of the year. The Brent daily price passed the $70/b mark in June and $80/b in October. The strong price move reflected a tight market balance, resulting from modest supply growth and robust demand recovery. It also reflected the broad inflationary pricing environment for energy commodities such as coal and natural gas, in a period of economic recovery and supply chain challenges.
The price rally was at times interrupted by restrictions introduced in response to new waves of COVID-19, especially those caused by the Delta variant in the summer and Omicron towards the end of the year. In the final few weeks of 2021, the Omicron variant triggered the sharpest sell-off since April 2020, with Brent retreating almost $10/b in a single day at the height of the sell-off. Brent started regaining its strength towards the end of December, as a severe Omicron-induced demand disruption failed to materialise and supply concerns once again prevailed.
Looking forward, demand uncertainties related to the COVID-19 pandemic remain a key uncertainty affecting the recovery of the global crude market. This is particularly so for aviation fuel which has been the most impacted by travel restrictions. But the extent of new COVID-related demand disruption could be moderated by booster programmes and the greater availability of more effective treatments for the virus.
At the same time, there has been increasing evidence of supply side risks. Upstream investment worldwide has slowed considerably during the pandemic. As a result, OPEC's excess capacity will be declining. Meanwhile, US light tight oil is expected to be facing continued capital discipline pressures, restraining its growth. These factors will constrain the global fast response supply capacity to manage demand and supply disruptions, which may lead to price upside and volatilities.

NATURAL GAS
Global demand for natural gas rose by an estimated 4.6% in 2021, after the COVID-19 pandemic caused consumption to decline by around 1.2% in 2020, according to the IEA. The 2021 rate represents a return to around the historical norms of growth for gas, and is roughly the same as the pre-pandemic growth rate of 2019. The revival of economic growth underpinned the industrial uptake of gas, especially in China. Underperformance of hydroelectric output in China and South America as well as weak renewables generation in Europe drove incremental power demand for gas. Colder-than-normal winters and hotter-than-usual summers also produced higher-than-expected demand for gas from commercial and residential users. Reduced supply from a number of sources led to shortages and record high prices for gas and LNG globally.
LNG imports were up 6.0% in 2021 after only a minor increase in 2020. The global LNG supply complex experienced upstream production deficits in 2021. Nigeria, Trinidad and Tobago, Peru and Norway were down a combined 12 million tonnes, or 32%, from 2020. The addition of new liquefaction capacity was also limited in 2021, although utilisation of projects that started in 2020 improved, which provided some support for supply growth.
European gas prices rose to unprecedented levels by the middle of 2021, with the average Dutch Title Transfer Facility (TTF) price more than five times that of 2020. The TTF price reached a peak of almost $60 per million British thermal units (MMBtu). TTF and European spot gas hub prices broke above oil parity by the third quarter and continued well above that level for the rest of the year. Prices were supported by an extended heating season that left gas storage at a deficit coming out of winter and prompted fears of scarcity as indigenous production slumped and pipeline and LNG imports were restrained. Record coal and carbon prices also contributed to the price surge.
Asian spot LNG prices, as reflected by the Japan Korea Marker (JKM), responded to the tight European market conditions with bids at a premium to TTF for most of the year. This was in order to secure LNG supplies for China and South Korea, where demand was higher than expected. Average JKM prices ended the year up more than 300% from 2020 and up more than 200% from 2019. Long-term contracts indexed to oil prices tracked the wider crude complex upward during the year but did not increase at the same rate as spot gas and LNG prices.
Strong Asian and European prices incentivised full US LNG export production. This helped strengthen Henry Hub cash prices to an average of $3.81 per MMBtu for 2021, up more than 90% year-on-year. After trading in a narrow range of around $3 per MMBtu for the first half of 2021, Henry Hub prices rose above $5 per MMBtu by the end of the third quarter. The upstream investment cuts of 2020 continued into 2021. Production did not keep pace with rebounding demand, heightened by a combined 34% increase in LNG and Mexico pipeline exports from a year ago.
Looking ahead, we expect that the high gas prices in North America, Europe and Asia-Pacific will go down to more normal levels. This is because we anticipate that global gas inventories will eventually replenish as production recovers in response to the current elevated price levels. Price developments, though, are highly uncertain.
We believe gas and LNG prices in Europe and Asia will be increasingly influenced by European gas storage levels and by competition with Asia for LNG imports, particularly flexible supply from the USA. Overall LNG supply is expected to recover and increase as new liquefaction capacity is added in the USA in 2022. But the global LNG market will remain structurally tight as a relatively small amount of incremental supply will come to market over the coming years.
In the USA, Henry Hub prices are expected to moderate from 2021 as production increases in response to higher gas prices as well as oil prices (which support associated gas production in the Permian basin). But upward pressures on gas prices are also expected as LNG exports, Mexico pipeline exports and economic growth stimulate demand.
CRUDE OIL AND NATURAL GAS PRICE ASSUMPTIONS
Our ability to deliver competitive returns and pursue commercial opportunities ultimately depends on the accuracy of our price assumptions (see “Risk factors” on page 23). We use a rigorous assessment of short-, medium- and long-term market uncertainties to determine what ranges of future crude oil and natural gas prices to use in project and portfolio evaluations. Market uncertainties include, for example, future economic conditions, geopolitics, actions by major resource holders, production costs, technological progress and the balance of supply and demand. See also Note 9 to the “Consolidated Financial Statements” on pages 228 to 231.
REFINING MARGINS
Refining marker average industry gross margins

			$/b
	2021	2020	2019
US West Coast	14.6	8.5	13.5
US Gulf Coast Coking	9.8	2.3	4.9
Rotterdam Complex	1.9	0.4	2.3
Singapore	(1.7)	(0.5)	(0.6)
Gross refining margins improved during 2021, especially during the second and third quarters. This is because demand for oil products recovered significantly as economies rebounded and transport use increased with the easing of COVID-19 travel restrictions. Demand for kerosene for aviation remained below pre-pandemic levels because varying levels of international travel restrictions remained in place in 2021. Despite the Omicron variant of COVID-19, demand recovery continued during the fourth quarter.
Industry utilisation showed some recovery, but in 2021 there were further announcements that refineries would fully or partially close on a permanent basis. Construction of new capacity continued during the year, especially in the Middle East and Asia.
Refining margins for the next few years are expected to be supported by demand returning to pre-pandemic levels in 2022. The continued addition of new refinery capacity, often integrated with chemicals production, will put downward pressure on margins during the next few years.

MARKET OVERVIEW continued
PETROCHEMICAL MARGINS
Cracker industry margins [A]

			$/tonne
	2021	2020	2019
North East/South East Asia naphtha	229	362	302
Western Europe naphtha	597	513	528
US ethane	692	433	440
[A] ICIS data are quoted. Cracker margins have been revised from the fourth quarter of 2019 onwards because of ICIS updating its methods for calculating cracker margins. Further revisions are based on available market information to external industry data provider up to the end of the period.
Cracker margins were volatile in 2021. This was because of supply interruptions and demand increases as COVID-19 lockdown restrictions eased. Overall margins were higher than in 2020, except in Asia. Chinese demand recovered quickly from the pandemic, but petrochemical supply was constrained by power restrictions that affected manufacturing centres, logistics issues within China because of COVID-19, and global logistics issues. Asia cracker margins were down slightly from 2020 because of the balance of supply and demand, and rising prices for energy, crude oil and naphtha feedstock. US ethane cracker margins were supported by disruption due to winter storm Uri in February and March and to a lesser extent by interruptions caused by Hurricane Ida in August and September. West European cracker margins were supported by the US weather events and strong domestic demand, which offset rising crude and natural gas prices for the majority of 2021.
The outlook for petrochemical margins in 2022 and beyond depends on feedstock costs and the balance of supply and demand. Demand for petrochemicals will be affected by the spread of COVID-19 as new variants emerge, and the extent of recovery from the pandemic. Supply of petrochemicals will depend on the net capacity effect of new builds and plant closures (taking into account any delays or cancellations in building new plants or closing old ones). Product prices reflect the prices of raw materials, which are closely linked to crude oil and natural gas prices. The balance of all these factors will drive margins.
The statements in this “Market overview” section, including those related to our price forecasts, are forward-looking statements based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein. See “About this Report” on pages 10 to 11 and “Risk factors” on pages 23 to 32.

INTEGRATED GAS
Key statistics

		$ million, except where indicated
	2021	2020	2019
Segment earnings/(loss)	6,340	(6,278)	8,628
Including:
Revenue (including inter-segment sales)	60,289	36,697	45,602
Share of profit of joint ventures and associates	1,906	562	1,791
Interest and other income	1,787	14	263
Operating expenses [A]	7,126	6,555	6,667
Underlying operating expenses [A]	6,892	5,769	6,534
Exploration	127	611	281
Depreciation, depletion and amortisation	6,188	17,704	6,238
Taxation charge/(credit)	2,246	(2,507)	2,242
Identified Items [A]	(2,417)	(10,661)	(326)
Adjusted Earnings [A]	8,757	4,383	8,955
Adjusted EBITDA (CCS basis) [A]	16,421	11,668	16,719
Capital expenditure	5,279	3,661	3,851
Cash capital expenditure [A]	5,767	4,301	4,299
Oil and gas production available for sale (thousand boe/d)	942	911	922
LNG liquefaction volumes (million tonnes)	31.0	33.2	35.6
LNG sales volumes (million tonnes)	64.2	71.9	74.5
[A] See “Non-GAAP measures reconciliations” on pages 294-297.
OVERVIEW
Our Integrated Gas segment includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products, and our Renewables and Energy Solutions activities. The segment includes natural gas and liquids exploration and extraction, and the operation of upstream and midstream infrastructure that delivers gas and liquids to market. It markets and trades natural gas, LNG, power and carbon-emission rights, and LNG as a fuel for heavy-duty vehicles and marine vessels.
BUSINESS CONDITIONS
Global demand for natural gas rose by an estimated 4.6% in 2021, after the COVID-19 pandemic caused consumption to decline by around 1.2% in 2020, according to the IEA. The 2021 rate represents a return to around the historical norms of growth for gas, and is roughly the same as the pre-pandemic growth rate of 2019. The revival of economic growth underpinned the industrial uptake of gas, especially in China. Underperformance of hydroelectric output in China and South America as well as weak renewables generation in Europe drove incremental power demand for gas. Colder-than-normal winters and hotter-than-usual summers also produced higher-than-expected demand for gas from commercial and residential users. Reduced supply from a number of sources led to shortages and record high prices for gas and LNG globally.
LNG imports were up 6.0% in 2021 after only a minor increase in 2020. The global LNG supply complex experienced upstream production deficits in 2021. Nigeria, Trinidad and Tobago, Peru and Norway were down a combined 12 million tonnes, or 32%, from 2020. The addition of new liquefaction capacity was also limited in 2021, although utilisation of projects that started in 2020 improved, which provided some support for supply growth.
European gas prices rose to unprecedented levels by the middle of 2021, with the average Dutch Title Transfer Facility (TTF) price more than five times that of 2020. The TTF price reached a peak of almost $60 per million British thermal units (MMBtu). TTF and European spot gas hub prices broke above oil parity by the third quarter and continued well above that level for the rest of the year. Prices were supported by an extended heating season that left gas storage at a deficit coming out of winter and prompted fears of scarcity as indigenous production slumped and pipeline and LNG imports were restrained. Record coal and carbon prices also contributed to the price surge.
Asian spot LNG prices, as reflected by the Japan Korea Marker (JKM), responded to the tight European market conditions with bids at a premium to TTF for most of the year. This was in order to secure LNG supplies for China and South Korea, where demand was higher than expected. Average JKM prices ended the year up more than 300% from 2020 and up more than 200% from 2019. Long-term contracts indexed to oil prices tracked the wider crude complex upward during the year but did not increase at the same rate as spot gas and LNG prices.
In the USA, Henry Hub prices are expected to moderate from 2021 as production increases in response to higher gas prices as well as oil prices (which support associated gas production in the Permian basin). But upward pressures on gas prices are also expected as LNG exports, Mexico pipeline exports and economic growth stimulate demand.
See “Market overview” on pages 41-43.
PRODUCTION AVAILABLE FOR SALE
In 2021, our production was 344 million barrels of oil equivalent (boe) or 942 thousand boe per day (boe/d), compared with 333 million boe, or 911 thousand boe/d in 2020. Natural gas production was 83% of total production in 2021 and 2020. In 2021, natural gas production increased by 3% compared with 2020. This was mainly because of the restart of production at the Prelude floating LNG facility in Australia, and the effects of production-sharing contracts, partly offset by field decline. Liquids production increased by 6% driven mainly by the restart of production at the Prelude facility.

INTEGRATED GAS continued
LNG LIQUEFACTION VOLUMES
LNG liquefaction volumes were 31.0 million tonnes in 2021 compared with 33.2 million tonnes in 2020. The decrease was mainly due to feedgas constraints and higher maintenance activities, partly offset by the restart of production at the Prelude floating LNG facility.
LNG sales volumes were 64.2 million tonnes in 2021 compared with 71.9 million tonnes in 2020. This decrease was mainly due to lower LNG liquefaction volumes and lower purchases from third parties.
Through our Shell Energy organisation, we market a portion of our share of equity production of LNG and sell and market LNG volumes around the world through our hubs in the UK, UAE and Singapore.
Shell has term sales contracts for the majority of our LNG liquefaction and term purchase contracts. We are able to maximise the income we generate from our LNG cargoes through our shipping network, regasification terminals and ability to purchase and deliver LNG spot cargoes from third parties. For example, if one customer does not need a scheduled cargo, we can deliver it to another customer who is in need. Similarly, if a customer needs an additional cargo not available from our production facilities, we can contract with third parties to deliver the additional cargo. We also conduct paper trades, primarily to manage commodity price risk related to sales and purchase contracts. We also sell LNG for trucks in China, Singapore and Europe.
INTEGRATED GAS DATA TABLE
LNG liquefaction volumes

	Million tonnes
	2021	2020	2019
Australia	13.1	11.8	12.5
Brunei	1.4	1.6	1.6
Egypt	0.3	0.2	0.4
Nigeria	4.3	5.3	5.3
Oman	2.5	2.5	2.6
Peru	0.6	0.9	0.9
Qatar	2.4	2.4	2.5
Russia	2.8	3.1	3.0
Trinidad and Tobago	3.6	5.4	6.7
Other	—	0.2	0.2
Total	31.0	33.2	35.6

EARNINGS 2021-2020
Segment earnings in 2021 were $6,340 million, which included a net charge of $2,417 million. The net charge comprised losses of $2,641 million due to the fair value accounting of commodity derivatives, impairment charges of $594 million and provisions for onerous contracts of $217 million, partly offset by gains on sale of assets of $1,086 million.
Segment earnings in 2020 were a loss of $6,278 million, which included a net charge of $10,661 million. The net charge reflected impairment charges of $9,282 million mainly reflecting revisions to mid- and long-term price outlook assumptions and primarily related to the Queensland Curtis LNG and Prelude floating liquefied natural gas (FLNG) operations in Australia. It also comprised a net charge of $969 million due to the fair value accounting of commodity derivatives and a charge of $607 million related to onerous contract provisions.
Excluding the net charges described above, segment earnings were $8,757 million in 2021 compared with $4,383 million in 2020. The increase was mainly driven by higher realised prices for oil, LNG and gas, favourable tax movements and higher volumes. This was partly offset by higher operating expenditure.

PRIOR YEAR EARNINGS SUMMARY
Our earnings summary for the financial year ended December 31, 2020, compared with the financial year ended December 31, 2019, can be found in the Annual Report and Accounts (page 47) and Form 20-F (page 31) for the year ended December 31, 2020 as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.
CASH CAPITAL EXPENDITURE
Cash capital expenditure in 2021 was $5,767 million, compared with $4,301 million in 2020. The increase was mainly due to growth in our Renewables and Energy Solutions businesses. Our cash capital expenditure is expected to be around $8 billion in 2022.
PORTFOLIO AND BUSINESS DEVELOPMENT
Key portfolio events included the following:
▪In March 2021, we completed the sale of a 26.25% interest in the Queensland Curtis LNG Common Facilities to Global Infrastructure Partners Australia for $2.5 billion.
▪In June 2021, Atlantic Shores Offshore Wind, our 50:50 joint venture with EDF Renewables North America, was awarded rights to provide 1.5 GW of renewable offshore wind power to New Jersey, USA.
▪In July 2021, we signed a memorandum of understanding with Deutsche Telekom to advance digital innovation as both companies accelerate their transitions to net-zero emissions.
▪In July 2021, we started production in Block 5C in the East Coast Marine Area off the coast of Trinidad and Tobago.
▪In December 2021, we completed the acquisition of Savion LLC, a large utility-scale solar and energy storage developer in the USA.
▪In December 2021, we signed a gas concession agreement for Block 10 in Oman.
▪In January 2022, we announced that Shell and ScottishPower had won bids to develop 5 GW of floating wind power in the UK.
▪In January 2022, we started operations at the power-to-hydrogen electrolyser in China.
▪In February 2022, we completed the acquisition of online energy retailer Powershop Australia which was announced in November 2021.
▪In February 2022, Atlantic Shores Offshore Wind, our 50:50 joint venture with EDF Renewables North America, became the provisional winner of acreage in the New York Bight offshore wind auction, USA.
▪In February 2022, we announced our intention to exit our joint ventures with Gazprom and related entities, including our 27.5% interest in Sakhalin-2 and involvement in the Nord Stream 2 pipeline project. For more information, see Note 32 to the "Consolidated Financial Statements" on page 261.

BUSINESS AND PROPERTY
Integrated Gas
A complete list of LNG and GTL plants in operation and under construction in which we have an interest is provided below.
LNG liquefaction plants in operation at December 31, 2021 [A]

	Asset	Location	Shell interest (%)		100% capacity (mtpa) [B]	Shell-operated
Asia
Brunei	Brunei LNG	Lumut	25		7.6	No
Oman	Oman LNG	Sur	30		7.1	No
	Qalhat LNG	Sur	11	[C]	3.7	No
Qatar	Qatargas 4 [D]	Ras Laffan	30		7.8	No
Russia	Sakhalin LNG [D]	Prigorodnoye	27.5		10.9	No
Oceania
Australia	Australia North West Shelf [D]	Karratha	16.7		16.9	No
	Gorgon LNG [D]	Barrow Island	25		15.6	No
	Prelude [D]	Browse Basin	67.5		3.6	Yes
	Queensland Curtis LNG T1 [D]	Curtis Island	50		4.3	Yes
	Queensland Curtis LNG T2 [D]	Curtis Island	97.5		4.3	Yes
Africa
Egypt [E]	Egyptian LNG T1	Idku	35.5		3.6	No
	Egyptian LNG T2	Idku	38		3.6	No
Nigeria	Nigeria LNG	Bonny	25.6		24.1	No
South America
Peru	Peru LNG	Pampa Melchorita	20		4.5	No
Trinidad and Tobago	Atlantic LNG T1	Point Fortin	46		3	No
	Atlantic LNG T2/T3	Point Fortin	57.5		6.6	No
	Atlantic LNG T4	Point Fortin	51.1		5.2	No
[A] We have offtake rights via a lease to 100% of the capacity (2.5 mtpa) of the Kinder Morgan-operated Elba Island liquefaction plant in Georgia, USA.
[B] 100% capacity represents the total capacity that all trains can process as reported by the operator.
[C] Interest, or part of the interest, is held via indirect shareholding.
[D] These assets are clustered as integrated assets and have onshore or offshore upstream production.
[E] In January 2014, force majeure notices were issued under the LNG agreements as a result of domestic gas diversions severely restricting volumes available to the Egyptian LNG (ELNG) plant. These notices remain in place.
LNG liquefaction plants under construction at December 31, 2021

	Asset	Location	Shell interest (%)	100% capacity (mtpa) [A]	Shell-operated
Africa
Nigeria	Train 7 [B]	Bonny	25.6	7.6	No
North America
Canada	LNG Canada T1-2 [C]	Kitimat	40.0	14.0	No
[A] 100% capacity represents the total capacity that all trains can process as reported by the operator.
[B] First LNG is expected around the middle of the 2020s.
[C] Construction started in October 2018 and first LNG is expected around the middle of the 2020s.
GTL plants in operation at December 31, 2021

	Asset	Location	Shell interest (%)	100% capacity (b/d) [A]	Shell-operated
Asia
Malaysia	Shell MDS	Bintulu	72.0	14,700	Yes
Qatar	Pearl	Ras Laffan	100.0	140,000	Yes
[A] 100% capacity represents the total capacity of the plant.

INTEGRATED GAS continued
We also have interests and rights in the regasification terminals listed below. Extension of leases or rights beyond the periods mentioned below will be reviewed on a case-by-case basis.
LNG regasification terminals

Project name	Location	Shell capacity rights (mtpa)	Capacity rights period	Shell interest (%) and rights
Costa Azul	Baja California, Mexico	2.7 [A]	2008–2028	Capacity rights
Cove Point	Lusby, MD, USA	1.8	2003–2023	Capacity rights
Dragon LNG	Milford Haven, UK	3.1	2009–2029	50
Elba Island Expansion	Elba Island, GA, USA	4.2	2010–2035	Leased
Elba Island	Elba Island, GA, USA	2.8	2006–2036	Leased
Elba Island	Elba Island, GA, USA	4.6	2003–2027	Leased
GATE (Gas Access to Europe)	Rotterdam, the Netherlands	1.5	2015–2031	Capacity rights
Shell Energy India Pvt Ltd (formerly Hazira)	Gujarat, India	5	2005–2035	100
Lake Charles	Lake Charles, LA, USA	4.4	2002–2030	Leased
Lake Charles Expansion	Lake Charles, LA, USA	8.7	2005–2030	Leased
Singapore SGM	SLNG, Singapore	[B]	2013–2029	Import rights
Singapore SETL	SLNG, Singapore	[B]	2018–2035	Import rights
Singapore SETL	SLNG, Singapore	up to 1.0 [C]	2021–2025	Import rights
Shell LNG Gibraltar	Gibraltar	up to 0.04	2018–2038	51
[A] Force majeure declared in May 2020 because of changes in the Firm Storage and Services Agreement (FSSA) General Terms and Conditions.
[B] Licences to import LNG and sell regasified LNG in Singapore with no volume cap.
[C] Exclusive licence to import LNG and sell regasified LNG in Singapore for up to 1.0 mtpa.

Oil and natural gas production, exploration and development
Australia
We operate the Queensland Curtis LNG (QCLNG) venture’s natural gas operations, including wells, compression stations and processing plants, in Queensland’s Surat Basin. We have interests ranging from 44% to 74% in 25 field compression stations and six central processing plants. Our production of natural gas from the onshore Surat Basin supplies the QCLNG liquefaction plant and the domestic gas market.
We have a 50% interest in Arrow, a Queensland-based joint venture with China National Petroleum Corporation (CNPC). Arrow owns coalbed methane assets and a domestic power business.
We have interests in offshore production, LNG liquefaction and exploration licences in the Browse Basin and in the North West Shelf (NWS) and Greater Gorgon areas of the Carnarvon Basin. Woodside is the operator on behalf of the NWS joint venture (Shell interest 16.7%). We have a 25% interest in the Chevron-operated Gorgon LNG joint venture that includes offshore production.
Our interests in the Browse Basin include joint arrangements, with Shell as the operator, for: the Prelude field (Shell interest 67.5%); the pre-final investment decision Crux gas and condensate field (Shell interest 82%); and other backfill and contingent resources for Prelude FLNG, including the Bratwurst field (Shell interest 100%). Bratwurst, discovered in 2019, is currently under evaluation as a future backfill opportunity.
We are also a partner in the Browse joint arrangement (Shell interest 27%) covering the Brecknock, Calliance and Torosa gas fields, which are under development and operated by Woodside.
Bolivia
We hold a 37.5% participating interest in the Caipipendi block where we produce and explore. We also have a 25% interest in the Tarija XX West block where we produce from the Itaú field. We hold a 15% participating interest in the Repsol-operated Iniguazu exploration.
China
We jointly develop and produce from the onshore Changbei tight-gas field under a production-sharing contract (PSC) with CNPC. We took the final investment decision on the Changbei II Phase 1 project in 2017, and started drilling activity in early 2019.
Colombia
We have 50% interests in three blocks that we operate, and 60% interests in two other deep-water blocks where our partner is the operator.
Egypt
We have a 25% interest in the Burullus Gas Company (Burullus), a self-operated joint venture which operates the West Delta Deep Marine concession (Shell interest 50%) and supplies gas to the domestic market and the Egyptian LNG plant. We have a 50% interest in the Rashid Petroleum Company (Rashpetco), a self-operated joint venture which operates the Rosetta concession (Shell interest 100%). We have a 30% interest in the El Burg Offshore Company (EBOC), a self-operated joint venture which operates the El Burg offshore concession (Shell interest 60%).
We have participating interests in several exploration concessions in the Mediterranean, Nile Delta, and Red Sea.
Indonesia
We have a 35% interest in the INPEX Masela Ltd joint venture which owns and operates the offshore Masela block.
Oman
In December 2021, with our partners, OQ and Marsa Liquefied Natural Gas LLC (a joint venture between TotalEnergies and OQ), we signed a concession agreement with the Ministry of Energy and Minerals on behalf of the government of the Sultanate of Oman to develop and produce natural gas from Block 10. We also signed a separate gas sales agreement for gas produced from the block. The two agreements followed an interim upstream agreement that detailed a funding and work programme from 2019 until the end of 2021 to develop gas resources for projects to help meet the Sultanate of Oman’s growing need for energy.
Qatar
We operate the Pearl GTL plant (Shell interest 100%) in Qatar under a development and PSC with the government. The fully integrated facility has the capacity to produce, process and transport 1.6 billion standard cubic feet per day (scf/d) of gas from Qatar’s North Field.
We have a 30% interest in Qatargas 4, which comprises integrated facilities to produce around 1.4 billion scf/d of gas from Qatar’s North Field, an onshore gas-processing facility.

Russia
We have a 27.5% interest in the Sakhalin-2 joint venture with Gazprom. Sakhalin-2 is an integrated oil and gas project on Sakhalin island, in the far east of Russia.
Tanzania
We operate and have a 60% interest in Blocks 1 and 4 off the coast of southern Tanzania. In June 2020, the government granted a four and a half-year licence extension for both blocks. We continue to develop a potential domestic gas and LNG project.
Trinidad and Tobago
We have interests in three concessions with producing fields: Central Block (Shell interest 65%), North Coast Marine Area (NCMA) (Shell interest 80.5%), and East Coast Marine Area (Shell interest 100%). The East Coast Marine Area includes Block 5C which started production in July 2021. We also own a 90% interest in Block 22 and an 80% interest in NCMA 4 which includes the undeveloped Iris discovery. Our interests range from 35% to 100% in exploration Blocks 5(d), 5(c)REA, 6(d), and Atlantic Area Block 5.
Renewables and Energy Solutions
Renewables and Energy Solutions includes Shell's production and marketing of hydrogen, nature and environmental solutions as well as our integrated power activities. Our integrated power activities comprise:
▪generating electricity through wind and solar;
▪providing electricity storage;
▪marketing and trading gas and power;
▪selling gas and power to commercial, industrial and retail customers;
▪providing electric vehicle charging services; and
▪providing customers with digitally enabled solutions.
We are building the Renewables and Energy Solutions portfolio through organic growth and acquisitions. Most of these opportunities are in sectors that are different from Shell’s existing oil and gas businesses, but have some similarities or adjacencies to our other businesses. Shell-controlled Renewables and Energy Solutions companies are subject to the Shell Control Framework. Some are not yet in full compliance with the Shell Control Framework and we are working to bring them into compliance in a fit-for-purpose manner.
In 2021, cash capital expenditure in Renewables and Energy Solutions amounted to $2.4 billion.
Energy Solutions
We provide electricity and smart energy solutions to residential, commercial and industrial customers. We do this through direct electricity sales, storage solutions and energy optimisation services.
We sell natural gas and power to more than 1.6 million retail customers. Currently our largest retail market is the UK. We are expanding our retail business in Australia, Germany, the Netherlands and the USA.
Our largest markets for commercial and industrial customers are Australia and the USA. In Australia we are the second-largest commercial and industrial retailer of electricity, supplying more than 20% of the market.
Electric mobility
We sell and install charge points at homes, workplaces, destinations and depots, operating more than 80,000 charge points. We also provide software solutions and access to more than 300,000 public charge points through our roaming networks in Europe, North America, and South-east Asia. We will integrate our electric mobility activities into Marketing, which is currently part of Oil Products, from 2022 onwards.

Hydrogen
We are part of joint ventures and alliances that have built hydrogen filling stations for passenger cars and trucks. We have built a 10 MW electrolyser in Germany. This began operating in July 2021 and is now producing green hydrogen, which is hydrogen produced using electricity from renewable sources. In China, we developed a 20 MW renewable power electrolyser and hydrogen refuelling stations in Zhangjiakou City in the Beijing-Tianjin-Hebei region. We started operations in January 2022.
Nature and Environmental Solutions
Nature and Environmental Solutions includes our Nature-Based Solutions (NBS) business and the Environmental Products Trading Business (EPTB). NBS conserve, enhance and restore ecosystems – such as forests, grasslands and wetlands – to prevent greenhouse gas emissions or reduce atmospheric CO2 levels.
Through EPTB we develop, offtake, trade and supply environmental products across compliance and voluntary markets, and this includes partnering with other businesses such as LNG or Marketing to provide integrated energy solutions to customers.
Marketing and trading
We market and trade natural gas and power from our own assets and from third parties. In North America we are the third-largest power wholesale trader.
Wind and solar
We enable renewable power generation by owning and operating wind farms and solar plants and participating in joint ventures. At the end of 2021, our share of renewable generation capacity was 1.2 GW in operation and 5.6 GW in development. Our renewable power capacities are listed below:
Renewable power capacity in operation and in development

	In operation		In development
Location	100% capacity (MW)	Shell interest (MW)	100% capacity (MW)	Shell interest (MW)
Asia	398	123	1,488	1,064
Europe	923	337	929	756
North America	1,442	764	7,510	3,684
Australia			120	120

UPSTREAM
Key statistics

		$ million, except where indicated
	2021	2020	2019
Segment earnings/(loss)	9,694	(10,785)	3,855
Including:
Revenue (including inter-segment sales)	45,487	28,330	45,217
Share of profit of joint ventures and associates	632	(7)	379
Interest and other income	4,602	542	2,180
Operating expenses [A]	10,604	10,983	11,582
Underlying operating expenses [A]	10,362	10,227	11,284
Exploration	1,296	1,136	2,073
Depreciation, depletion and amortisation	13,539	23,119	16,881
Taxation charge/(credit)	6,100	(467)	5,878
Identified Items [A]	1,745	(7,933)	(598)
Adjusted Earnings [A]	7,950	(2,852)	4,452
Adjusted EBITDA (CCS basis) [A]	27,358	13,247	27,034
Capital expenditure	6,378	6,911	10,003
Cash capital expenditure [A]	6,269	7,296	10,205
Oil and gas production available for sale (thousand boe/d)	2,240	2,424	2,691
[A] See “Non-GAAP measures reconciliations” on pages 294-297.
OVERVIEW
Our Upstream business explores for and extracts crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates infrastructure necessary to deliver them to market.
BUSINESS CONDITIONS
Brent crude oil, an international benchmark, rebounded in 2021, supported by stronger demand and moderate supply growth. Brent traded between $50 per barrel (/b) and $86/b in 2021, ending the year at around $77/b and averaging $71/b for the whole year. This was about 70% higher than in 2020.
Global oil product demand rose by 5.6 million barrels per day (b/d) in 2021 to 97.4 million b/d, after a sharp drop of around 8.5 million b/d in 2020, according to the IEA. The rebound was supported by successful vaccine roll-outs, especially in developed economies such as the USA, UK and EU. Road mobility has largely returned to pre-pandemic levels, with COVID-19 travel restrictions being lifted and more people switching from public transport to cars. Air travel has begun to recover, but is still around 20-30% below pre-pandemic levels. This is probably attributable to remaining cross-border travel restrictions and public hesitancy about air travel during a global pandemic. Mirroring the broad economic recovery, demand for naphtha, LPG and ethane also picked up.
Global demand for natural gas rose by an estimated 4.6% in 2021, after the COVID-19 pandemic caused consumption to decline by around 1.2% in 2020, according to the IEA. The 2021 rate represents a return to around the historical norms of growth for gas, and is roughly the same as the pre-pandemic growth rate of 2019. The revival of economic growth underpinned the industrial uptake of gas, especially in China. Underperformance of hydroelectric output in China and South America as well as weak renewables generation in Europe drove incremental power demand for gas. Colder-than-normal winters and hotter-than-usual summers also produced higher-than-expected demand for gas from commercial and residential users. Reduced supply from a number of sources led to shortages and record high prices for gas and LNG globally.
European gas prices rose to unprecedented levels by the middle of 2021, with the average Dutch Title Transfer Facility (TTF) price more than five times that of 2020. The TTF price reached a peak of almost $60 per million British thermal units (MMBtu). TTF and European spot gas hub prices broke above oil parity by the third quarter and continued well above that level for the rest of the year. Prices were supported by an extended heating season that left gas storage at a deficit coming out of winter and prompted fears of scarcity as indigenous production slumped and pipeline and LNG imports were restrained. Record coal and carbon prices also contributed to the price surge.
In the USA, Henry Hub prices are expected to moderate from 2021 as production increases in response to higher gas prices as well as oil prices (which support associated gas production in the Permian basin). But upward pressures on gas prices are also expected as LNG exports, Mexico pipeline exports and economic growth stimulate demand.
See “Market overview” on pages 41-43.
PRODUCTION AVAILABLE FOR SALE
In 2021, production was 818 million boe, or 2,240 thousand boe/d, compared with 887 million boe, or 2,424 thousand boe/d in 2020. Liquids production decreased by 5% and natural gas production decreased by 13% compared with 2020.
The decrease in production was mainly caused by divestments in Canada, Egypt and the USA, higher maintenance most significantly in Nigeria and the UK, and the effects of production-sharing contracts (PSCs) which were especially notable in Malaysia and Kazakhstan.
Oil production declined by around 8% from 2019 to 2021. Excluding the impact from the Permian divestment, oil production is expected to decrease on average by 1-2% a year until 2030.

EARNINGS 2021-2020
Segment earnings in 2021 were $9,694 million, which included a net gain of $3,268 million on sale of assets mainly related to the sale of the Permian business in the USA, partly offset by post-tax impairment charges of $479 million, a net charge of $393 million due to the fair value accounting of commodity derivatives and fourth quarter 2021 legal provisions of $287 million.
Segment earnings in 2020 were a loss of $10,785 million, which included a net charge of $6,447 million related to impairments, primarily in the US Gulf of Mexico, unconventional assets in North America, offshore assets in Brazil and Europe, and a project in Nigeria (OPL245), mainly triggered by revision of Shell's mid- and long-term commodity price and updated Appomattox subsurface understanding. Also included was a net charge of $782 million related to the impact of the weakening Brazilian real on a deferred tax position.
Excluding the net gains described above, segment earnings in 2021 were a profit of $7,950 million, compared with a loss of $2,852 million in 2020. Earnings excluding the net gains were helped by higher oil and gas prices mainly driven by the improved macroeconomic conditions as described in the business condition section and the one-off release of a tax provision in Nigeria of $628 million.
PRIOR YEAR EARNINGS SUMMARY
Our earnings summary for the financial year ended December 31, 2020, compared with the financial year ended December 31, 2019, can be found in the Annual Report and Accounts (page 54) and Form 20-F (page 37) for the year ended December 31, 2020, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.
CASH CAPITAL EXPENDITURE
Cash capital expenditure in 2021 was $6.3 billion, compared with $7.3 billion in 2020.
Lower cash capital expenditure in 2021 was mainly driven by deferral and slippage of activities across the portfolio and divestments.
PORTFOLIO AND BUSINESS DEVELOPMENT
We took the following key portfolio decisions during 2021:
▪In Brazil, in August 2021, we announced the final investment decision (FID) taken by the Libra consortium, operated by Petrobras, to contract the Mero-4 floating production, storage and offloading (FPSO) vessel to be deployed at the offshore Mero field in the Santos Basin.
▪In Malaysia, in August 2021, we announced the FID on the Timi gas development project.
▪In the US Gulf of Mexico, in July 2021, we took the FID for Whale, a deep-water development in the US Gulf of Mexico that features a 99% replicated hull and an 80% replication of the topsides of our Vito project.
▪We continue to review positions that are outside our risk appetite, such as Nigeria onshore. In the last decade we have reduced the total number of licences by half and we continue to review the portfolio options for Nigeria onshore oil and gas.
We continued to divest assets during 2021, including:
▪in Canada, in April 2021, we completed the sale of our Duvernay light oil position in Alberta. The transaction had an effective date of January 1, 2021;
▪in Egypt, in September 2021, we completed the sale of our upstream assets in Egypt’s Western Desert;
▪in Nigeria, in January 2021, we completed the sale of our 30% interest in oil mining lease (OML) 17 in the Eastern Niger Delta, and associated infrastructure;
▪in the Philippines, in May 2021, we agreed to sell our 100% shareholding in Shell Philippines Exploration B.V. (SPEX). We aim to complete the sale in 2022; and
▪in the USA, in December 2021, we completed the sale of our Permian business.
As announced on February 28, 2022, Shell intends to exit its joint ventures with Gazprom and related entities, including our 50% interest in Salym Petroleum Development and our 50% interest in Gydan energy venture. For more information see Note 32 on page XX.
BUSINESS AND PROPERTY
Our subsidiaries, joint ventures and associates are involved in all aspects of upstream activities, including land tenure, entitlement to produced hydrocarbons, production rates, royalties, pricing, environmental protection, social impact, exports, taxes and foreign exchange.
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

UPSTREAM continued
Europe
Italy
We have a 39% interest in the Val d’Agri producing concession, operated by ENI S.p.A.
We also have a 25% interest in the Tempa Rossa producing concession operated by TotalEnergies EP Italia S.p.A.
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
Since 2013, the Dutch Minister of Economic Affairs and Climate Policy has set an annual production level for the Groningen field, taking into account all interests, including residents' safety, security of supply in the domestic gas market and supply commitments in EU member states. The production level in the gas year 2021-2022 (ending October 1, 2022) was set as 3.9 billion cubic metres, subject to revision by the Minister.
In June 2018, NAM’s shareholders and the Dutch government signed a heads of agreement (HoA) to reduce production from Groningen and to ensure the financial robustness of NAM to fulfil its obligations. In the HoA, NAM’s shareholders agreed not to declare dividends for 2018 and 2019. Dividend payments for 2020 and beyond will be made only if a solvency ratio of 25% is reached and maintained, which was not the case for 2021. In September 2018, detailed agreements were signed to further implement the HoA. As part of these agreements, Shell guarantees NAM’s payment obligations vis-à-vis the Dutch government in relation to earthquake-related damages and costs of strengthening houses, up to a maximum of 30%. This maximum equates to Shell’s indirect interest in the Groningen production system.
In conjunction with the HoA, it was agreed that NAM would cease all involvement in handling damage claims or strengthening buildings to make them safe. The Dutch government has stepped into these two roles and has developed legislation and policies to deal with earthquake-related matters. The Dutch government passes on to NAM the cost of the elements for which NAM is liable. NAM has started arbitration with the Dutch government to have its financial liability determined for certain earthquake costs which the Dutch government compensates to claimants and subsequently recovers from NAM.
In September 2019, the Dutch government issued an update announcing that it was able to reduce Groningen production faster, stopping production in 2022, eight years earlier than initially planned. Discussions have not been concluded between the Dutch government and NAM shareholders regarding the compensation payable by the Dutch government to NAM in order to restore the balance of the package of arrangements laid down in the HoA.
A parliamentary inquiry into production from the Groningen gas field officially started in the spring of 2021. Public hearings are scheduled for the summer of 2022.
On October 26, 2021, NAM announced that it will split up its assets into four new legal entities, with the intent to sell those new entities. This excludes the wider Groningen business, which will remain in the existing NAM legal entity.
Norway
We are a partner in 21 production licences on the Norwegian continental shelf. We are the operator in nine of these, of which two are producing: the Knarr field (Shell interest 45%) and the Ormen Lange gas field (Shell interest 17.8%). In 2021, we took the final investment decision on the Phase 3 project for Ormen Lange, adding subsea compression to the field. We hold a non-operated interest in the producing field Troll (operated by Equinor, Shell interest 8.1%) where the Phase 3 gas project came on stream in 2021 adding new production. Decommissioning is planned for Gaupe (cessation of production was in 2018) and Knarr (cessation of production is expected in May 2022).
We have a 33.3% interest in the Northern Lights joint venture, where the other partners are Equinor and TotalEnergies (equal partners). The joint venture is developing a carbon dioxide transportation and storage project.
UK
For more than 50 years we have operated a significant number of our interests on the UK continental shelf under a 50:50 joint-venture agreement with ExxonMobil. In the fourth quarter of 2021, ExxonMobil completed the sale of its share of some of these and other UK continental shelf assets to Neo Energy. In addition to our oil and gas production from North Sea fields, we have various interests in the Atlantic Margin area where we are not the operator. These are mainly in the West of Shetland area (Clair, Shell interest 27.97%, and Schiehallion, Shell interest 44.89%).
In 2021, new production came on stream in Arran (Shell interest 44.57%), which is a tie-back to the Shearwater facility. New production also came on stream at new wells in the existing and producing Clair Ridge (Shell interest 27.97%, non-operated). In the fourth quarter of 2021, Shell completed a deal to increase its equity in the Shearwater field (from 28% to 55.5%) by purchasing BP’s entire interest in the field. Shell will continue to be the operator of the Shearwater field.
In October 2021, the UK’s Offshore Petroleum Regulator for Environment and Decommissioning (OPRED) advised that it was unable to approve the environmental statement consent for the Jackdaw Project. Engagement with OPRED has continued, during which there have been discussions of alternative proposals to address the regulator’s concerns.
In 2021, Shell increased its stake in the early-stage Acorn carbon capture, utilisation and storage (CCUS) and blue hydrogen (BH2) project from 25% to 30%. Shell was appointed technical development lead for certain parts of the CCS project and will take up the role at the end of the first quarter of 2022. The UK government selected the Scottish Cluster (of which Acorn is part) as a reserve cluster for track 1 in its CCUS cluster sequencing process. This means that if another cluster selected as track 1 is discontinued the Scottish Cluster may take its place. The UK government has stated that it will prioritise track 1 cluster for accelerated negotiation of terms.

In December 2021, after comprehensive screening, Shell concluded that the economic case for investment in Cambo, considering also the potential for delays, was not strong enough to proceed. Shell continues to work with its co-venturer and the UK government to map out the next steps on Cambo.
Decommissioning of the Heather, Goldeneye and Curlew FPSO assets continued. In September 2021, Heerema’s Thialf vessel safely lifted Goldeneye’s 3,000-tonne jacket and 1,300-tonne topsides, before transporting them to Norway to be dismantled at the AF Offshore Decom yard in Vats.
In Brent, production ceased after 45 years when on March 31, 2021, we shut down Brent Charlie. This is due to become the fourth and final platform to be decommissioned and removed from the Brent oil and gas field. Brent Charlie’s topsides are expected to be lifted and removed in 2023, after necessary offshore preparatory works have been completed. The UK regulator OPRED is expected to announce a final decision in the first half of 2022 on the proposed derogations to leave in place the gravity-based concrete structures of Brent Bravo, Brent Charlie and Brent Delta.
Rest of Europe
We also have interests in Albania, Bulgaria and Germany.
Asia (including the Middle East and Russia)
Brunei
Shell and the Brunei government are 50:50 shareholders in Brunei Shell Petroleum Company Sendirian Berhad (BSP). BSP has long-term onshore and offshore oil and gas concession rights, and sells most of its gas production to Brunei LNG Sendirian Berhad (see “Integrated Gas” on pages 43-47), with the remainder (24% in 2021) sold in the domestic market.
In addition to our interest in BSP, we have a non-operating interest in the offshore Block B concession (Shell interest 35%), where gas and condensate are produced from the Maharaja Lela field.
We have a non-operating interest in a gas holding area for deep-water Block CA2 (Shell interest 12.5%), under a production-sharing contract (PSC).
We also operate in the deep-water Block CA1 (Shell interest 86.95%), under a PSC.
Iraq
We have a 44% interest in the Basrah Gas Company, which gathers, treats and processes associated gas that was previously being flared from the Rumaila, West Qurna 1 and Zubair fields. The processed gas and associated products, such as condensate and LPG, are sold to the domestic market. Any surplus condensate and LPG is exported.
Kazakhstan
We are the joint operator of the onshore Karachaganak oil and condensate field (Shell interest 29.3%). The Karachaganak field is in north-west Kazakhstan and covers an area of more than 280 square kilometres.
We have an interest in the North Caspian Sea production-sharing agreement (Shell interest 16.8%) which includes the Kashagan field in the Kazakh sector of the Caspian Sea. The North Caspian Operating Company is the operator. This shallow-water field covers an area of around 3,400 square kilometres. Phase 1 development of the field led to plateau oil production capacity of around 66 thousand boe/d (Shell interest) in 2021, with the possibility of increases after later phases of development.
We have a 7.4% interest in the Caspian Pipeline Consortium, which owns and operates an oil pipeline running from the Caspian Sea to the Black Sea, across parts of Kazakhstan and Russia.
Malaysia
We explore for and produce oil and gas offshore Sabah and Sarawak under 16 PSCs, in which our interests range from 20% to 85%.
Offshore Sabah:
▪We operate two producing oil fields, the Gumusut-Kakap field (Shell interest 30%) and the Malikai deep-water field (Shell interest 35%).
▪We have a 21% interest in the Siakap North-Petai deep-water field and a 30% interest in the Kebabangan field, both operated by third parties. We also have exploration interests.
Offshore Sarawak:
▪We are the operator of eight producing gas fields and one producing oil and gas field. Nearly all the gas produced offshore Sarawak is supplied to Malaysia LNG (MLNG) and to our gas-to-liquids plant in Bintulu. See “Integrated Gas” on pages 43-47. The eight producing gas fields and the one producing oil and gas field are:
–gas fields F6, F23, E8, F13 East and F13 West under the MLNG PSC (Shell interest 40%);
–gas fields F14 and F28 under the SK308 PSC (Shell interest 50%);
–gas field Gorek under the SK408 PSC (Shell Interest 30%); and
–producing oil and gas field E6 under the SK-308 PSC (Shell interest 50%).
▪We achieved first oil and gas for Phase 2 of the E6 project in March 2021.
▪We are the operator for Block SK-318 PSC (Shell interest 75%). This block contains the discovered Rosmari, Marjoram and Timi fields. In August 2021, we took the final investment decision on the Timi gas development project. Situated approximately 200 kilometres off the coast of Sarawak, Timi is a sweet gas field discovered in 2018. The Timi project comprises a wellhead platform powered by a solar and wind hybrid renewable power system, two wells and a pipeline tie-in to the F23 production hub, supporting future growth in the Sarawak Central Luconia area. The proposed Rosmari-Marjoram development is the first phase of the Sarawak Integrated Sour Gas Evacuation System (SISGES) development and comprises an offshore platform and onshore gas treatment plant in Bintulu, Sarawak.
▪In July 2021, we signed a new exploration PSC for Block SK-437 (Shell interest 85%).
▪In our non-operated portfolio:
–We took the final investment decision in March 2021 on Jerun, which is part of the Block SK-408 PSC (Shell interest 30%). Jerun is a gas development with an integrated central processing platform. Block SK-408 also contains the producing non-Shell-operated Larak and Bakong fields.
–We also have a 40% interest in the amended 2011 Baram Delta enhanced oil recovery PSC, and a 50% interest in the SK-307 PSC. In March 2021, Shell announced that it intended to explore options to divest its non-operated interests in Baram Delta and SK-307.

UPSTREAM continued
Oman
We have a 34% interest in the Block 6 oil concession and its operator Petroleum Development Oman (PDO). The Omani government has a 60% interest through its 100% owned affiliate Energy Development Oman (EDO). PDO is the operator of more than 200 oil fields, mainly located in central and southern Oman.
We have a 50% interest in the Block 42 exploration and production-sharing agreement. Oman Oil (OQ) has the remaining 50% interest. Shell is the operator of Block 42. We have signed an exploration and production-sharing agreement that makes us the operator and gives us a 100% working interest in Block 55.
Russia
Shell and Gazprom Neft have a joint interest in several ventures in Russia:
▪We have a 50% interest in Salym Petroleum Development N.V., which is developing the Salym fields and conducting exploration activities in the Khanty Mansiysk Autonomous District of western Siberia.
▪We have a 50% interest in the Khanty-Mansiysk Petroleum Alliance VOF partnership. Through this, Shell is a holder of a 50% interest in the CJSC Khanty-Mansiysk Petroleum Alliance.
▪Because regulatory sanctions prohibit certain defined oil and gas activities in Russia since 2014, we have suspended our support to Salym Petroleum Development N.V. and CJSC Khanty-Mansiysk Petroleum Alliance in relation to shale oil activities.
▪We have a 50% shareholding in LLC Gydan Energy. The joint venture changed its name from LLC Gazpromneft-Aero Bryansk in September 2021. It holds licences to the Leskinsky and Pukhutsayakhsky onshore blocks in the north-eastern part of the Gydan Peninsula. The joint venture is currently carrying out an exploration programme in these blocks.
As announced on February 28, 2022, Shell intends to exit its joint ventures with Gazprom and related entities, including our 50% interest in Salym Petroleum Development and our 50% interest in Gydan energy venture. For more information see Note 32 on page XX.
Syria
Shell holds a 65% interest in Syria Shell Petroleum Development B.V. (SSPD), a joint venture between Shell and the China National Petroleum Corporation. SSPD holds a 31.25% interest in Al Furat Petroleum Company, a Syrian joint stock company, whose role was to perform petroleum operations. Shell also holds a 70% interest in two exploration licences via Shell South Syria Exploration B.V. In December 2011, in compliance with international sanctions on Syria, including European Council Decision 2011/782/CFSP, Shell suspended all exploration and production activities in Syria.
Rest of Asia
We also have interests in Kuwait, the Philippines, Turkey and the United Arab Emirates.
In May 2021, in the Philippines, Shell announced an agreement to sell its shares in Shell Philippines Exploration B.V., which includes its 45% interest in Service Contract 38 (Malampaya), which includes the producing Malampaya gas field, to Malampaya Energy XP Pte. Ltd. Subject to partner and regulatory consent, the transaction is targeted to complete in 2022.
Africa
Nigeria
Our share of production, onshore and offshore, in Nigeria was 175 thousand boe/d in 2021, compared with 223 thousand boe/d in 2020. Security issues, sabotage and crude oil theft in the Niger Delta failed to improve and remained significant challenges to our onshore operations in 2021. We will monitor the situation closely and evaluate implications for the integrity of our infrastructure and the sustainability of our current operations.
We announced our intention to reduce our involvement in onshore oil and gas production in Nigeria, in line with our risk appetite. We are in discussion with the Nigerian government and other stakeholders on how this can be best achieved.
In August 2021, Nigeria adopted the Petroleum Industry Act (PIA) that creates a new regulatory framework for the industry. The PIA introduces significant changes, some of which require clarification during the 18-month implementation phase. We are actively engaged to ensure that our operations will comply with any new requirements.
Onshore
The Shell Petroleum Development Company of Nigeria Limited (SPDC) is the operator of a joint venture (JV) (Shell interest 30%) that, after the completion of the sale of its interest in OML 17 on January 15, 2021, has 16 Niger Delta onshore oil mining leases (OML).
In 2019, OML 11 expired when the Federal Government (FGN) denied an application of SPDC JV for renewal. While SPDC JV is challenging this decision in court, the FGN and SPDC JV are exploring an out-of-court solution. SPDC continues to operate OML 11 pending these discussions.
Offshore
Our main offshore deep-water activities are carried out by Shell Nigeria Exploration and Production Company Limited (SNEPCO), (Shell interest 100%). SNEPCO has interests in three deep-water blocks that are under PSC terms: the producing assets Bonga (OML 118) and Erha (OML 133) and the non-producing asset Bolia Chota (OML 135). SNEPCO operates OMLs 118 (including the Bonga field floating production, storage and offloading (FPSO) vessel, Shell interest 55%) and 135 (Bolia and Doro, Shell interest 55%) and has a 43.8% non-operating interest in OML 133 (including the Erha FPSO). In May 2021 OML 118 was renewed for 20 years. In 2021, the licence for the offshore oil block OPL 245 expired.
Authorities are investigating our involvement in Nigerian oil block OPL 245 and the 2011 settlement of litigation pertaining to that block. See Note 25 to the “Consolidated Financial Statements” on pages 255-257.
SPDC also has three shallow-water licences (OMLs 74, 77 and 79) and a 40% interest in the non-Shell-operated Sunlink joint venture that has one shallow-water licence (OML 144).
In our Nigerian operations, we face various risks and adverse conditions which could have a significant adverse effect on our operational performance, earnings, cash flows and financial condition (see “Risk factors” on pages 23-32). There are limitations to the extent to which we can mitigate these risks. We carry out regular portfolio assessments so we can maintain our long-term competitiveness in Nigeria. We support the Nigerian government’s efforts to improve the efficiency, functionality and domestic benefits of Nigeria’s oil and gas industry. We monitor legislative developments and the security situation. We liaise with host communities, governmental and non-governmental organisations (NGOs) to help promote peaceful and safe operations. We continue to be transparent about how we manage and report spills, and how we deploy oil-spill response capability and technology. We implement a maintenance strategy to support sustainable equipment reliability and have begun a multi-year programme to reduce routine flaring of associated gas. See “Climate change and energy transition” on pages 74-97.

Rest of Africa
We also have interests in Algeria, Egypt, Mauritania, Namibia, São Tomé and Príncipe, South Africa and Tunisia.
On September 23, 2021, Shell Egypt N.V. and an affiliate completed a full divestment of 13 onshore blocks in the Western Desert. Shell Egypt N.V. subsequently filed a notice of final relinquishment of the North East Obaiyed block, which is the only remaining onshore block still held by Shell Egypt N.V.
In 2021, Shell announced plans to hand back to the Government of Tunisia Upstream assets associated with the Miskar and Hasdrubal concessions. Discussions are in progress regarding the terms of the hand-back.
North America
Canada
In Canada, we produce and market natural gas, natural gas liquids and condensate.
We hold mineral acres, primarily in the Montney play in British Columbia and Alberta. We currently operate four natural gas processing area facilities in our Groundbirch asset in British Columbia. In April 2021, we sold our Duvernay shale light oil position in Alberta.
USA
We produce oil and gas in deep water in the Gulf of Mexico. We produce heavy oil in California through a 51.8% interest in Aera Energy LLC which operates wells in the San Joaquin Valley. The majority of our oil and gas interests are acquired under leases granted by the owner of the minerals underlying the relevant area, including many leases for federal offshore tracts. Such leases usually run on an initial fixed term that is automatically extended by the establishment of continued production, subject to compliance with the terms of the lease (including, in the case of federal leases, extensive regulations imposed by federal law).
We have sold or relinquished all frontier licences in Alaska and have no plans for frontier exploration off Alaska’s coast. We retain two exploration acreage positions in the long-established North Slope area of Alaska. One is a non-operating interest of 50% in 13 federal leases held since 2007 and operated by Eni. The other position consists of 18 state leases in nearby West Harrison Bay that have been held since 2012, which we plan to turn over to an alternative operator.
Gulf of Mexico
The Gulf of Mexico is our major production area in the USA. We have an interest in 311 active federal offshore leases.
We are the operator of eight production hubs - Mars, Olympus, Auger, Perdido, Ursa, Enchilada/Salsa, Appomattox and Stones - and the West Delta 143 processing facilities (Shell interests ranging from 33% to 100%). We continue to produce from Coulomb (Shell interest 100%) which ties into the Na Kika platform, where Shell has a 50% non-operating interest.
We continued exploration, development and abandonment activities in the Gulf of Mexico in 2021.
We made discoveries at the Leopard and Blacktip North prospects in the Perdido Corridor. The Leopard well encountered more than 600 feet (183 meters) net oil pay at multiple levels and the Blacktip North well encountered approximately 300 feet net oil pay at multiple levels. Evaluation is ongoing to further define development options. The Leopard and Blacktip North discoveries are opportunities to increase production in the Perdido Corridor, where Shell’s Great White, Silvertip and Tobago fields are already producing.
We also took the final investment decision (FID) for Whale, a deep-water development in the Perdido Corridor that features a 99% replicated hull and an 80% replication of the topsides of our Vito project. The Whale development (Shell interest 60%) is currently scheduled to begin production in 2024.
We made progress on the development of Powernap and Vito, which are both in the execution phase. Powernap (Shell interest 100%) is a subsea tie-back to the Olympus production hub, while Vito (Shell interest 63%) is a stand-alone host. Both are expected to achieve first oil in 2022.
The 2021 Atlantic hurricane season adversely impacted production at our US Gulf of Mexico assets. We experienced extended shutdowns at our Mars, Olympus, and Ursa production hubs because of structural damage to our West Delta-143 (WD-143) processing facilities after Hurricane Ida. We safely reinstated production at Olympus on October 1, (33 days after Hurricane Ida), and at Mars and Ursa on November 4, (67 days after Hurricane Ida). This was ahead of estimated timelines.
Shales
Our activity in 2021 was focused in the Permian Basin. On December 1, 2021, we completed the sale of Shell’s interest in the Permian to ConocoPhillips for a base consideration of $9.5 billion. As a result of this divestment, Shell no longer has active shales development in the USA.
Rest of North America
We also have deep-water licences and one shallow-water licence in Mexico.
South America
Brazil
Our operated portfolio consists of offshore assets in:
▪the Bijupirá and Salema fields (Shell interest 80%), which ceased production in December 2021 to begin abandonment operations;
▪the BC-10 field (Shell interest 50%) in the Campos Basin;
▪the Gato do Mato area in the Santos Basin and the adjacent Sul de Gato do Mato area (Shell interest 50%), subject to unitisation, with development options under evaluation; and
▪a total of 22 exploration blocks in the following areas:
–Barreirinhas Basin (10 blocks with Shell interests ranging from 50% to 100%);
–Santos Basin (two blocks with Shell interests 45% and 55%);
–Potiguar Basin (Shell interest 100%); and
–Campos Basin (three blocks with Shell interest 40% and one block with Shell interest 100%). An additional five blocks were awarded to Shell in the National Petroleum Agency (ANP) permanent offer round in October 2021. Contracts were expected to be signed in the first quarter of 2022.

UPSTREAM continued
Our non-operated portfolio consists of the following fields in the offshore Santos Basin:
▪Sapinhoá field (Shell interest 30%, operated by Petrobras), straddling the BM-S-9 and Entorno de Sapinhoá blocks, already unitised;
▪Lapa field (Shell interest 30%, not subject to unitisation, operated by TotalEnergies) in Block BM-S-9A;
▪Berbigão and Sururu fields (Shell interest 25%, subject to ongoing discussions about unitisation agreements, operated by Petrobras) in Block BM-S-11A;
▪Atapu field (Shell interest 4%, unitised in September 2019) in Block BM-S-11A. In December, Shell placed a successful bid in the ANP Transfer of Rights round for the acquisition of 25% of Atapu ToR area to increase its participation in the Atapu field from 4.3% to 16.7%. The contract is expected to be signed in the second quarter of 2022;
▪Lula field in Block BM-S-11, renamed the Tupi field (subject to unitisation in effect since April 2019, Shell interest 23%, operated by Petrobras);
▪Iracema field in Block BM-S-11 (Shell interest 25%, not subject to unitisation, operated by Petrobras); and
▪Mero field in the Libra PSC area (Shell interest 20%, unitisation with an adjoining area still subject to government approval, operated by Petrobras).
In addition to the producing assets, we hold interests in two non-operated exploration blocks in the Santos Basin. These are operated by Petrobras with Shell interests of 20% and 40%.
We also hold interests in two non-operated exploration blocks in the Potiguar Basin, operated by Petrobras (Shell interest 40%).
The activities of operated and non-operated fields are currently supported by 17 producing deep-water FPSOs. We expect two additional FPSOs (Mero 1 and Mero 2) to be brought online in 2022-2023. In August 2021, we announced the final investment decision to contract the Mero 4 FPSO vessel to be deployed at the Mero field.
Rest of South America
We also have interests in Argentina and Suriname.
TRADING AND SUPPLY
We market and trade crude oil from most of our Upstream operations.

OIL AND GAS INFORMATION
Proved developed and undeveloped reserves of Shell subsidiaries and Shell share of joint ventures and associates

	Crude oil and natural gas liquids (million barrels)	Synthetic crude oil (million barrels)	Bitumen (million barrels)	Natural gas (thousand million scf)	Total (million boe)[A]
Shell subsidiaries
Increase/(decrease) in 2021:
Revisions and reclassifications	597	(90)	—	3,391	1,091
Improved recovery	30	—	—	9	31
Extensions and discoveries	175	—	—	1,477	430
Purchases and sales of minerals in place	(165)	—	—	(383)	(230)
Total before taking production into account	637	(90)	—	4,494	1,322
Production [B]	(578)	(21)	—	(2,831)	(1,088)
Total	59	(111)	—	1,663	234
At January 1, 2021	3,761	644	—	22,132	8,222
At December 31, 2021	3,820	533	—	23,795	8,456
Shell share of joint ventures and associates
Increase/(decrease) in 2021:
Revisions and reclassifications	46	—	—	577	146
Improved recovery	—	—	—	—	—
Extensions and discoveries	2	—	—	2	2
Purchases and sales of minerals in place	—	—	—	—	—
Total before taking production into account	48	—	—	579	148
Production [C]	(36)	—	—	(612)	(141)
Total	12	—	—	(33)	7
At January 1, 2021	216	—	—	3,982	902
At December 31, 2021	228	—	—	3,949	909
Total
Increase/(decrease) before taking production into account	685	(90)	—	5,073	1,470
Production	(614)	(21)	—	(3,443)	(1,229)
Increase/(decrease)	71	(111)	—	1,630	241
At January 1, 2021	3,977	644	—	26,114	9,124
At December 31, 2021	4,048	533	—	27,744	9,365
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31, 2021	—	267	—	—	267
[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 standard cubic feet (scf) per barrel.
[B] Included 41 million boe consumed in operations (natural gas: 232 thousand million scf; synthetic crude oil: 1 million barrels).
[C] Included 7 million boe consumed in operations (natural gas: 41 thousand million scf).

OIL AND GAS INFORMATION continued
PROVED RESERVES
The proved oil and gas reserves of Shell subsidiaries and the Shell share of the proved oil and gas reserves of joint ventures and associates are set out in more detail in “Supplementary Information – Oil and Gas (unaudited)” on pages 262-279.
Before taking production into account, our proved reserves increased by 1,470 million boe in 2021. This consisted of an increase of 1,322 million boe from Shell subsidiaries and an increase of 148 million boe from the Shell share of joint ventures and associates.
After taking production into account, our proved reserves increased by 241 million boe in 2021 to 9,365 million boe at December 31, 2021.
SHELL SUBSIDIARIES
Before taking production into account, Shell subsidiaries’ proved reserves increased by 1,322 million boe in 2021. This consisted of an increase of 637 million barrels of crude oil and natural gas liquids, an increase of 775 million boe (4,494 thousand million scf) of natural gas and a decrease of 90 million barrels of synthetic crude oil. The 1,322 million boe increase was the result of a net increase of 1,091 million boe from revisions and reclassifications, an increase of 430 million boe from extensions and discoveries, an increase of 31 million boe from improved recovery, and a net decrease of 230 million boe related to purchases and sales of minerals in place.
After taking into account production of 1,088 million boe (of which 41 million boe were consumed in operations), Shell subsidiaries’ proved reserves increased by 234 million boe in 2021 to 8,456 million boe. In 2021, Shell subsidiaries’ proved developed reserves (PD) decreased by 238 million boe to 6,740 million boe, and proved undeveloped reserves (PUD) increased by 472 million boe to 1,716 million boe.
SHELL SHARE OF JOINT VENTURES AND ASSOCIATES
Before taking production into account, the Shell share of joint ventures and associates’ proved reserves increased by 148 million boe in 2021. This consisted of an increase of 48 million barrels of crude oil and natural gas liquids and an increase of 100 million boe (580 thousand million scf) of natural gas. The 148 million boe increase comprised a net increase of 146 million boe from revisions and reclassifications and an increase of 2 million boe from extensions and discoveries.
After taking into account production of 141 million boe (of which 7 million boe were consumed in operations), the Shell share of joint ventures and associates’ proved reserves increased by 7 million boe to 909 million boe at December 31, 2021.
The Shell share of joint ventures and associates’ PD increased by 8 million boe to 801 million boe, and PUD decreased by 3 million boe to 108 million boe.
For further information, see "Supplementary Information - oil and gas (unaudited)" on pages 262-279.
PROVED UNDEVELOPED RESERVES
In 2021, Shell subsidiaries and the Shell share of joint ventures and associates’ PUD increased by 469 million boe to 1,824 million boe.
There were decreases of 467 million boe because of maturation to PD, mainly 129 million boe in Troll (Norway), 69 million boe in Tupi (Brazil), and 269 million boe spread across other fields, and a net decrease of 26 million boe due to purchases and sales. These were offset by: increases of 498 million boe due to revisions, an increase of 31 million boe due to improved recovery, and a net increase of 432 million boe due to extensions and discoveries. The extensions and discoveries consisted of 107 million boe in Mero, 81 million boe in Whale, and 244 million boe spread across other fields.
In addition to the maturation of 467 million boe from PUD to PD, 51 million boe was matured to PD from contingent resources through PUD as a result of project execution during the year.
PUD held for five years or more (PUD5+) at December 31, 2021, amounted to 238 million boe, an increase of 54 million boe compared with the end of 2020, which was driven mainly by changes in Kolo Creek (Nigeria), Tupi (Brazil) and Groundbirch (Canada).
The fields with the largest PUD5+ on December 31, 2021 were Lunskoye (Russia), Gorgon (Australia), Kolo Creek (Nigeria) and Tupi (Brazil).
These PUD5+ remain undeveloped because development either requires the installation of compression equipment (Russia) and the drilling of additional wells (Brazil) or will take longer than five years because of the complexity and scale of the project (Australia).
During 2021, we spent $5.3 billion on development activities related to PUD maturation.
DELIVERY COMMITMENTS
We sell crude oil and natural gas from our producing operations under a variety of contractual obligations. Most contracts generally commit us to sell quantities based on production from specified properties, although some natural gas sales contracts specify delivery of fixed and determinable quantities, as discussed below.
In the past three years, we met our contractual delivery commitments, with the notable exceptions of Egypt, Trinidad and Tobago, and Malaysia. In the period 2022-2024, we are contractually committed to deliver to third parties, joint ventures and associates a total of 6,976 billion scf of natural gas from our subsidiaries, joint ventures and associates. The sales contracts contain a mixture of fixed and variable pricing formulae that are generally referenced to the prevailing market price for crude oil, natural gas or other petroleum products at the time of delivery.
In the period 2022-2024, we expect to meet our delivery commitments for almost all the areas in which they are carried, with an estimated 73.2% coming from PD, 5.0% through the delivery of gas that becomes available to us from paying royalties in cash, and 21.8% from the development of PUD as well as other new projects and purchases. The key exceptions are:
▪Egypt: The government decision to divert gas from the offshore West Delta Deep Marine fields to domestic use has caused a tangible shortfall of 502 billion scf (84% of the promised gas delivery), expected to continue in the near future leaving LNG gas commitment mostly under force majeure;
▪in Trinidad and Tobago (East Coast Marine Area and North Coast Marine Area), we expect to cover 91% of our delivery commitments from existing developed resource volumes and new projects, resulting in an expected true shortfall of some 62 billion scf; and
▪in Malaysia, one of the third-party gas supply lines which was under maintenance has not been repaired during 2021. Force majeure has been declared, and no penalties have been incurred, resulting in an expected true shortfall of some 54 billion scf (48% of the promised gas delivery).

Summary of proved oil and gas reserves of Shell subsidiaries and Shell share of joint ventures and associates (at December 31, 2021)

Based on average prices for 2021
	Crude oil and natural gas liquids (million barrels)	Natural gas (thousand million scf)	Synthetic crude oil (million barrels)	Total (million boe)[A]
Proved developed
Europe	146	2,797	—	628
Asia	1,545	11,886	—	3,594
Oceania	71	4,162	—	789
Africa	218	981	—	387
North America
USA	397	373	—	461
Canada	2	756	533	667
South America	790	1,306	—	1,015
Total proved developed	3,169	22,261	533	7,541
Proved undeveloped
Europe	68	506	—	155
Asia	193	1,247	—	408
Oceania	9	1,218	—	219
Africa	47	1,035	—	225
North America
USA	213	242	—	255
Canada	3	783	—	138
South America	346	452	—	424
Total proved undeveloped	879	5,483	—	1,824
Total proved developed and undeveloped
Europe	214	3,303	—	783
Asia	1,738	13,133	—	4,002
Oceania	80	5,380	—	1,008
Africa	265	2,016	—	612
North America
USA	610	615	—	716
Canada	5	1,539	533	805
South America	1,136	1,758	—	1,439
Total	4,048	27,744	533	9,365
Reserves attributable to non-controlling interest in Shell subsidiaries	—	—	267	267
[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.

OIL AND GAS INFORMATION continued
EXPLORATION
In 2021, producible hydrocarbons were encountered in the US Gulf of Mexico and Brunei.
Gulf of Mexico
In 2021, we acquired 19 blocks in the US Gulf of Mexico in Lease Sale 256. We relinquished leases for 22 blocks ahead of expiration.
In August 2021, the Mexican regulator, Comisión Nacional de Hidrocarburos, approved the Shell farm-in transaction with China Offshore Oil Corporation E&P Mexico S.A.P.I. de C.V. into a deep-water licence in the offshore Mexico Perdido (Shell interest 30%).
Brazil
In June 2021, the Brazilian government ratified a block in Outboard Campos Basin (Shell interest 100%), awarded in the second National Petroleum Agency permanent offer bid round in Brazil.
In October 2021, we secured five Southern Santos blocks in the 17th National Petroleum Agency bid round in Brazil (Shell interest 100% in four of them, 70% in the remaining one, operator in all cases), all of which are awaiting government ratification.
Malaysia
In July 2021, we signed an exploration production-sharing contract for an offshore Sarawak block (Shell interest 85%).
UK
In 2021, we purchased exploration licences across multiple plays in the 32nd UK Offshore Licence Round (Shell interest 50-100%).
New frontiers
In January 2021, we entered into an agreement with Equinor and YPF for an offshore block in the Argentina basin (Shell interest 30%).
In March 2021, we reduced half of our interest, from 90% to 45%, in an exploration block in Namibia.
In August 2021, the South African government approved a farm-in transaction with Impact Africa Limited under which Shell acquired a 50% participating interest and operatorship in two frontier deep-water blocks off the east coast of South Africa.
We also received regulatory approvals and third-party consents for a portfolio transaction with Kosmos for one block in South Africa under which we acquired an additional 45% working interest.
In December 2021, we signed a farm-in agreement into a shallow-water block in Suriname (Shell interest 20%).
For further information, see "Supplementary Information - oil and gas (unaudited)" on pages 262-279
LOCATION OF OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES
Location of oil and gas exploration and production activities [A] (at December 31, 2021)

	Exploration	Development and/or Production	Shell operator [B]
Europe
Albania	●	●	●
Cyprus		●
Germany	●	●
Italy		●
Netherlands	●	●
Norway	●	●	●
UK	●	●	●
Asia
Brunei	●	●	●
China		●	●
Indonesia		●
Kazakhstan	●	●
Malaysia	●	●	●
Oman	●	●	●
Philippines	●	●	●
Qatar		●	●
Russia	●	●
Turkey	●		●
Oceania
Australia	●	●	●
Africa
Egypt	●	●	●
Mauritania	●		●
Namibia	●		●
Nigeria	●	●	●
Sao Tome and Principe	●
South Africa	●		●
Tanzania		●	●
Tunisia		●	●
North America
Mexico	●		●
USA	●	●	●
Canada	●	●	●
South America
Argentina	●	●	●
Bolivia		●
Brazil	●	●	●
Colombia	●		●
Suriname	●		●
Trinidad & Tobago	●	●	●
Uruguay	●		●
[A] Includes joint ventures and associates. Where a joint venture or an associate has properties outside its base country, those properties are not shown in this table.
[B] In several countries where “Shell operator” is indicated, Shell is the operator of some but not all exploration and/or production ventures.

OIL AND GAS PRODUCTION AVAILABLE FOR SALE
Crude oil and natural gas liquids [A]

					Thousand barrels
	2021		2020		2019
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Denmark	—	—	—	—	7,490	—
Italy	9,677	—	11,342	—	9,747	—
Norway	4,878	—	6,914	—	7,025	—
UK	25,554	—	30,061	—	30,677	—
Other [B]	578	1,205	609	1,084	723	1,135
Total Europe	40,687	1,205	48,926	1,084	55,662	1,135
Asia
Brunei	1,076	17,894	387	17,094	196	20,002
Kazakhstan	35,592	—	37,769	—	34,269	—
Malaysia	17,983	—	18,494	—	21,993	—
Oman	78,745	—	74,854	—	76,493	—
Russia	21,012	7,769	20,816	9,050	22,442	9,413
Other [B]	30,061	7,548	30,101	7,629	28,796	7,709
Total Asia	184,469	33,211	182,421	33,773	184,189	37,124
Total Oceania [B]	11,844	—	7,416	—	10,058	—
Africa
Nigeria	35,911	—	48,620	—	56,589	—
Other [B]	5,540	—	8,485	—	7,802	—
Total Africa	41,451	—	57,105	—	64,391	—
North America
USA	164,811	—	165,169	—	171,204	—
Canada	2,640	—	8,128	—	11,506	—
Total North America	167,451	—	173,297	—	182,710	—
South America
Brazil	126,566	—	131,339	—	126,366	—
Other [B]	6,456	1,566	5,072	729	3,900	—
Total South America	133,022	1,566	136,411	729	130,266	—
Total	578,924	35,982	605,576	35,586	627,276	38,259
[A] Reflects 100% of production of subsidiaries except in respect of production-sharing contracts (PSCs), where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B] Comprises countries where 2021 production was lower than 10,100 thousand barrels or where specific disclosures are prohibited.
Synthetic crude oil

	Thousand barrels
	2021	2020	2019
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America - Canada	19,891	18,920	19,076

OIL AND GAS INFORMATION continued
Natural gas [A]

	Million standard cubic feet
	2021		2020		2019
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe
Denmark	—	—	—	—	24,433	—
Germany	36,798	—	35,918	—	41,846	—
Netherlands	—	159,107	—	131,648	—	244,286
Norway	178,577	—	187,627	—	182,683	—
UK	49,128	—	65,012	—	62,174	—
Other [B]	10,329	—	13,005	—	15,062	—
Total Europe	274,832	159,107	301,562	131,648	326,198	244,286
Asia
Brunei	17,989	147,865	21,025	159,846	22,185	160,648
China	55,967	—	46,750	—	44,510	—
Kazakhstan	72,176	—	86,999	—	84,499	—
Malaysia	193,871	—	226,791	—	226,277	—
Philippines	34,361	—	40,549	—	44,374	—
Russia	4,113	125,973	4,301	142,418	4,563	134,807
Other [B]	413,382	118,397	411,979	118,153	407,899	118,253
Total Asia	791,859	392,235	838,394	420,417	834,307	413,708
Oceania
Australia	696,562	19,272	633,580	20,646	686,956	20,840
Total Oceania	696,562	19,272	633,580	20,646	686,956	20,840
Africa
Egypt	86,348	—	104,946	—	92,169	—
Nigeria	161,916	—	190,982	—	234,332	—
Other [B]	23,473	—	27,438	—	30,266	—
Total Africa	271,737	—	323,366	—	356,767	—
North America
USA	198,578	—	255,383	—	389,130	—
Canada	116,423	—	164,451	—	220,005	—
Total North America	315,001	—	419,834	—	609,135	—
South America
Bolivia	45,214	—	45,015	—	48,501	—
Brazil	72,107	—	73,914	—	78,526	—
Trinidad and Tobago	121,411	—	141,576	—	159,698	—
Other [B]	11,006	393	9,609	830	8,662	—
Total South America	249,738	393	270,114	830	295,387	—
Total	2,599,729	571,007	2,786,850	573,541	3,108,750	678,834
[A] Reflects 100% of production of subsidiaries except in respect of PSCs, where the figures shown represent the entitlement of the subsidiaries concerned under those contracts.
[B] Comprises countries where 2021 production was lower than 41,795 million scf or where specific disclosures are prohibited.

AVERAGE REALISED PRICE BY GEOGRAPHICAL AREA
Crude oil and natural gas liquids

						$/barrel
	2021		2020		2019
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries	Shell share of joint ventures and associates
Europe	68.30	64.18	39.51	39.05	65.11	58.08
Asia	63.82	70.09	38.73	42.51	58.16	65.25
Oceania	63.56	—	21.29	—	51.51	—
Africa	70.89	—	41.23	—	65.39	—
North America - USA	62.75	—	34.17	—	54.56	—
North America - Canada	46.58	—	27.17	—	36.61	—
South America	64.28	56.91	36.01	37.28	56.68	—
Total	64.28	69.34	36.72	42.31	57.56	65.05
Synthetic crude oil

			$/barrel
	2021	2020	2019
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America - Canada	60.11	31.13	50.27
Natural gas

	$/thousand scf
	2021		2020			2019
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries		Shell share of joint ventures and associates	Shell subsidiaries		Shell share of joint ventures and associates
Europe	10.71	9.86	3.66		3.76	5.59		4.95
Asia	2.54	6.91	1.88	[A]	4.19	2.66		6.34
Oceania	7.74	4.04	5.95	[A]	3.15	7.83	[A]	3.91
Africa	3.43	—	2.55		—	2.92		—
North America - USA	4.40	—	1.72		—	2.27		—
North America - Canada	2.70	—	1.61		—	1.37		—
South America	4.04	1.82	1.35		1.90	2.33		—
Total	5.39	7.60	2.99	[A]	4.06	3.95		5.80
[A] As revised, following a reassessment.

OIL AND GAS INFORMATION continued
AVERAGE PRODUCTION COST BY GEOGRAPHICAL AREA
Crude oil, natural gas liquids and natural gas [A]

									$/boe
	2021		2020				2019
	Shell subsidiaries	Shell share of joint ventures and associates	Shell subsidiaries		Shell share of joint ventures and associates		Shell subsidiaries		Shell share of joint ventures and associates
Europe	21.48	8.59	20.05	[B]	11.44		14.14		5.76
Asia	5.66	7.64	5.54		6.83		6.30		6.17
Oceania	9.26	24.68	8.92		20.23		9.17		24.49
Africa	11.47	—	9.43		—		8.44		—
North America - USA	10.88	—	12.50		—		11.78		—
North America - Canada	10.64	—	10.52		—		11.88		—
South America	5.80	5.51	5.18	[B]	9.18	[B]	6.33	[B]	—
Total	9.12	8.23	9.10	[B]	8.02	[B]	8.95		6.48
[A] Natural gas volumes are converted into oil equivalent using a factor of 5,800 scf per barrel.
[B] As revised, following a reassessment.

Synthetic crude oil

	$/barrel
	2021	2020	2019
	Shell subsidiaries	Shell subsidiaries	Shell subsidiaries
North America - Canada	18.87	18.28	19.29

OIL PRODUCTS
Key statistics

		$ million, except where indicated
	2021	2020	2019
Segment earnings/(loss) [A]	2,664	(494)	6,139
Including:
Revenue (including inter-segment sales)	194,734	134,930	288,279
Share of profit of joint ventures and associates	765	988	1,179
Interest and other income	328	(93)	273
Operating expenses [B]	14,376	13,511	15,730
Underlying operating expenses [B]	14,272	12,970	15,590
Depreciation, depletion and amortisation	5,657	10,473	4,461
Taxation charge/(credit)	751	(898)	1,319
Identified Items [B]	(1,280)	(6,489)	(93)
Adjusted Earnings [B]	3,944	5,995	6,231
Adjusted EBITDA (CCS basis) [B]	8,821	10,421	11,779
Capital expenditure	3,705	3,236	4,654
Cash capital expenditure [B]	3,868	3,328	4,907
Refinery utilisation (%)	72	72	78
Refinery processing intake (thousand b/d)	1,639	2,063	2,564
Oil Products sales volumes (thousand b/d)	4,459	4,710	6,561
[A] See Note 5 to the “Consolidated Financial Statements” on pages 223-226. Segment earnings are presented on a current cost of supplies basis.
[B] See “Non-GAAP measures reconciliations” on pages 294-297.

OVERVIEW
Our Oil Products business is part of an integrated value chain that refines crude oil and other feedstocks into products that are moved and marketed around the world for domestic, industrial and transport use. The products we sell include low-carbon fuels, lubricants, bitumen, sulphur, gasoline, diesel, heating oil, aviation fuel and marine fuel. We provide access to electric vehicle charge points at home, at work and on-the-go, including at our fuel and convenience retail site forecourts and at a range of public locations. We also trade crude oil, oil products and petrochemicals.
Our Oil Products activities comprise Marketing and Refining & Trading. These are sub-segments of Oil Products that are made up of various classes of business. Marketing includes Retail, Lubricants, Business-to-Business (B2B), Low-Carbon Fuels (biofuels and renewable natural gas (RNG)), our interests in the Raizen JV, and Pipelines. In Trading and Supply, we trade crude oil, low-carbon fuels, oil products and petrochemicals to optimise feedstocks for Refining, to supply our Marketing businesses and third parties, and for our own profit. The Oil Products business also manage Oil Sands activities – the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil.
BUSINESS CONDITIONS
Global oil product demand rose by 5.6 million barrels per day (b/d) in 2021 to 97.4 million b/d, after a sharp drop of around 8.5 million b/d in 2020, according to the IEA. The rebound was supported by successful vaccine roll-outs, especially in developed economies such as the USA, UK and EU. Road mobility has largely returned to pre-pandemic levels, with COVID-19 travel restrictions being lifted and more people switching from public transport to cars. Air travel has begun to recover, but is still around 20-30% below pre-pandemic levels. This is probably attributable to remaining cross-border travel restrictions and public hesitancy about air travel during a global pandemic. Mirroring the broad economic recovery, demand for naphtha, LPG and ethane also picked up.
Gross refining margins improved during 2021, especially during the second and third quarters. This is because demand for oil products recovered significantly as economies rebounded and transport use increased with the easing of COVID-19 travel restrictions. Demand for kerosene for aviation remained below pre-pandemic levels because varying levels of international travel restrictions remained in place in 2021. Despite the Omicron variant of COVID-19, demand recovery continued during the fourth quarter.
Industry utilisation showed some recovery, but in 2021 there were further announcements that refineries would fully or partially close on a permanent basis. Construction of new capacity continued during the year, especially in the Middle East and Asia.
See “Market overview” on pages 41-43.
REFINERY UTILISATION
Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity.
Utilisation remained at 72%, unchanged from 2020.
OIL PRODUCTS SALES
Oil Products sales volumes decreased by 5% in 2021 compared with 2020. The decrease was largely driven by lower Trading volumes, partly offset by higher Marketing volumes.
EARNINGS 2021-2020
Segment earnings in 2021 were $2,664 million, 639% higher than in 2020. Earnings in 2021 included a net charge of $1,280 million, compared with a net charge of $6,489 million in 2020 which is described at the end of this section.

OIL PRODUCTS continued
Excluding the impact of the net charges (described below), earnings in 2021 were $3,944 million, compared with $5,995 million in 2020. Marketing accounted for 106% of these 2021 earnings, Refining for (36)% and Trading and Supply for 30%.
Oil Products earnings, excluding the net charge, decreased by $2,051 million, or 34% compared with 2020. This was driven by lower contributions from trading and optimisation (around $1,100 million), higher operating expenses (around $1,000 million) and other items, mainly unfavourable deferred tax movements (around $1,100 million), partly offset by higher Marketing volumes (around $700 million) and higher Oil Sands margins (around $500 million).
The decrease in earnings of $2,051 million, analysed by sub-segment, was as follows:
▪Marketing earnings were $379 million lower than in 2020, mainly driven by higher operating expenses. These were partially offset by higher sales volumes.
▪Refining and trading earnings were $1,671 million lower than in 2020, mainly because of lower contributions from trading and optimisation, higher operating expenses and unfavourable deferred tax movements. These were partly offset by higher refining margins, higher Oil Sands margins due to increased average realised prices and lower depreciation.
Segment earnings in 2021 included a net charge of $1,280 million.
This included:
▪impairment charges of $1,619 million mainly related to the divestment of Puget Sound and Deer Park refineries in the USA;
▪redundancy and restructuring costs of $62 million (mainly the cost of Reshape 2020-2021, partly offset by Bukom transformation provision release); and
▪other net charges of $32 million;
These charges were partly offset by:
▪net gains from disposal of assets of $291 million mainly related to the dilution of interest in the Raízen joint venture; and
▪a net gain of $142 million due to the fair value accounting of commodity derivatives.
Segment earnings in 2020 included a net charge of $6,489 million.
This included:
▪impairment charges of $5,530 million across sites, reflecting revisions to medium- and long-term price outlook assumptions in light of: changes in supply and demand fundamentals in the energy market; macroeconomic conditions; the COVID-19 pandemic; impairment and transformation charges at Pulau Bukom; and the shutdown of Convent;
▪restructuring costs of $365 million (mainly shutdown of Convent, Pulau Bukom transformation and various initiatives across Oil Products);
▪other net charges of $552 million (mainly onerous contract provisions due to shutdown of Convent); and
▪a net charge of $101 million due to the fair value accounting of commodity derivatives.
These charges were partly offset by net gains from disposal of assets of $59 million.
PRIOR YEAR EARNINGS SUMMARY
Our earnings summary for the financial year ended December 31, 2020, compared with the financial year ended December 31, 2019, can be found in the Annual Report and Accounts (page 71) and Form 20-F (page 52) for the year ended December 31, 2020, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.
CASH CAPITAL EXPENDITURE
Cash capital expenditure (cash capex) was $3.9 billion in 2021, compared with $3.3 billion in 2020.
Cash capital expenditure in Marketing increased by $0.3 billion mainly because of higher spend in growth projects relating to biofuels and retail. In Refining and trading, cash capital expenditure increased by $0.2 billion due to turnarounds. Our cash capital expenditure is expected to be around $7 billion to $8 billion in 2022.
PORTFOLIO AND BUSINESS DEVELOPMENTS
Significant portfolio and business developments in 2021 included:
▪In July 2021, we announced the start-up of Europe's largest polymer electrolyte membrane hydrogen electrolyser at the Shell Energy and Chemicals Park Rheinland, Germany, producing green hydrogen (hydrogen produced from renewable energy sources).
▪In July 2021, our subsidiary Shell Deutschland reached an agreement for the sale of its non-operated 37.5% shareholding in the PCK Schwedt Refinery, 120 km north-east of Berlin, Germany.
▪In August 2021, trading in shares of Raízen S.A., our joint venture (Shell interest 44%), began on the São Paulo Stock Exchange (B3) in Brazil, after a successful initial public offering.
▪In September 2021, we announced a final investment decision to build an 820,000-tonnes-a-year biofuels facility at the Energy and Chemicals Park Rotterdam, the Netherlands, which was formerly known as the Pernis refinery.
▪In October 2021, we signed an agreement to acquire the retail gas station network (including gas stations, convenience retail and dealer supply agreements) from the Landmark group of companies, a Texas-based fuel retail and convenience retailing business. Subject to the satisfaction of closing conditions, the deal expected to be completed in the first half of 2022.
▪In January 2022, our subsidiary Shell Oil Company completed the sale of its interest in Deer Park Refining Limited Partnership, in Texas, USA. This was a 50:50 joint venture between Shell Oil Company and P.M.I. Norteamerica, S.A. De C.V. (a subsidiary of Petróleos Mexicanos, or Pemex). The transaction transferred Shell’s interest in the partnership, and with it full ownership of the refinery, to Pemex. The agreement for sale of its interest was reached in May 2021. Shell Chemical L.P. continues to operate its 100% owned Deer Park Chemicals facility located adjacent to the site.
▪In February 2022, we have made a non-binding offer to purchase all remaining common units held by the public representing limited partner interests in Shell Midstream Partners, L.P. for $12.89 per common unit in cash. The proposed transaction is subject to a number of contingencies, including the approval of the board of directors of Shell Midstream Partners, L.P. and the satisfaction of any conditions to the consummation of a transaction set forth in any definitive agreement concerning the transaction.

BUSINESS AND PROPERTY
Marketing
Mobility
Shell is the world’s largest mobility retailer, by number of sites, with more than 46,000 service stations operating in more than 70 countries at the end of 2021. We operate different models across these markets, from full ownership of retail sites through to brand licensing agreements.
Every day, around 32 million customers visit these sites to buy fuel, convenience items including beverages and fresh food, and services such as lubricant changes and car washes. We offer our business customers Shell Fleet Solutions, through which they can obtain items including fuel cards, road services and carbon-offset offers. At the end of 2021, Shell operated 12,400 convenience stores worldwide and we expect to grow this number to 15,000 by 2025.
We have more than 100 years’ experience in fuel development. Aided by our partnership with Scuderia Ferrari, we have concentrated on developing fuels with special formulations designed to clean engines and improve performance. We sold such fuels under the Shell V-Power brand in 66 countries in 2021.
In a growing number of markets, we are offering customers lower-emission products and services, including biofuels, electric vehicle fast charging, hydrogen and various gaseous fuels such as LNG. In eight markets, including the UK and the Netherlands, Shell Mobility provides customers with the opportunity to offset their carbon emissions.
Shell Mobility offers electric vehicle (EV) customers nearly 8,000 public charge points at Shell stations, on-street and at destinations like supermarkets. In addition, Shell Renewables and Energy Solutions operates around 80,000 private charge points and offers customers access to more than 300,000 charge points through its growing roaming networks in Europe, North America and South East Asia.
In 2021, Shell, Waitrose and Partners in the UK, and REWE and Penny supermarkets in Germany, announced the intention to install hundreds of charge points over the coming years. In January 2022, Shell opened its first EV charging hub in the UK in Fulham, London, where petrol and diesel pumps at an existing fuel station have been replaced with charge points. Shell Fulham features nine high-powered, ultra-rapid 175 kW charge points.
In 2021, Shell Mobility introduced a new premium fresh coffee and food offer, called Shell Café. The launch of Shell Café provides a consistent brand for drivers visiting Shell stations and addresses the evolving needs of customers with enhanced customer facilities and new on-site service offerings. By the end of 2021, there were 800 conversions across 14 markets in Europe with plans to expand to other regions in 2022.
We have around 50 hydrogen retail sites in Europe and North America, where drivers can fill up their vehicles with hydrogen fuel.
Lubricants
Shell Lubricants has been the number one global finished lubricants supplier in terms of market share for 15 consecutive years, according to Kline & Company data for 2021. Across more than 160 markets, we produce, market and sell technically advanced lubricants for passenger cars, motorcycles, trucks, coaches, and machinery used in manufacturing, mining, power generation, agriculture and construction.
We also make premium lubricants for conventional vehicles and Shell E-fluids for electric vehicles using gas-to-liquids (GTL) base oils that are made from natural gas at our Pearl GTL plant in Qatar (see “Integrated Gas” on pages 44-48).
We have a global lubricants supply chain with a network of four base oil manufacturing plants, 33 lubricant blending plants, eight grease plants and six GTL base oil storage hubs.
Through our marine activities, we primarily provide the shipping and maritime sectors with lubricants. We also provide fuels, chemical products and related technical and digital services. We supply more than 200 grades of lubricants and seven types of fuel to vessels worldwide, ranging from large ocean-going tankers to small fishing boats.
Business-to-business
Our Business-to-business (B2B) activities encompass the sale of fuels, speciality products and services to a broad range of commercial customers.
Shell Aviation provides aviation fuel, lubricants and low-carbon solutions globally. In 2021, we took a final investment decision to build a new biofuels facility at the Shell Energy and Chemicals Park Rotterdam. This will be among the largest in Europe producing sustainable aviation fuel (SAF). We announced plans to produce SAF at our energy and chemicals parks in Germany and Singapore. We also invested in LanzaJet, a leading sustainable fuels technology company.
Shell Bitumen supplies customers across 60 markets and provides enough bitumen to resurface 500 kilometres of road lanes every day. It also invests in research and development to create innovative products.
Shell Sulphur Solutions is a business that manages the complete value chain of sulphur, from refining to marketing. The business provides sulphur for use in applications such as fertiliser, mining and chemicals. The business also licenses Shell Thiogro technologies to create innovative and custom sulphur-enhanced fertilisers.
Low-carbon fuels
Biofuels
In 2021, around 9.1 billion litres of biofuels went into Shell's fuels worldwide, which includes sales made by Raízen, our joint venture in Brazil (Shell interest 44%, not operated by Shell).
Raízen produced around 2.5 billion litres of ethanol and around four million tonnes of sugar from sugar cane in 2021. The cellulosic ethanol plant at Raízen's Costa Pinto mill in Brazil produced 19 million litres of ethanol in 2021.
In February 2021, Raízen announced the acquisition of Biosev, adding a further 50% of production capacity in low-carbon fuels. We believe this will allow Raízen to increase its bioethanol production capacity to 3.75 billion litres a year. The transaction contributes to Shell’s target to be a net-zero emissions energy business by 2050, in step with society.

OIL PRODUCTS continued
RNG
Renewable natural gas (RNG), also known as biogas or biomethane, is gas derived from processing organic waste in a controlled environment until it is fully interchangeable with conventional natural gas.
In September 2021, we opened our first US renewable natural gas production facility in Junction City, Oregon. The plant uses locally sourced cow manure and agricultural residues to produce low-carbon fuel for heavy-duty road transport. We opened our first renewable compressed natural gas (R-CNG) fuelling site in the USA at our products distribution complex in Carson, California. The R-CNG is sourced from Shell’s portfolio of anaerobic digestion projects.
In Europe, we are offering liquefied renewable natural gas (bio-LNG) to customers with trucks powered by natural gas. In 2021, in collaboration with Nordsol, we opened our first European bio-LNG plant, in Amsterdam Westpoort, in the Netherlands. This will make us the first fuel provider to offer a blend of bio-LNG throughout the entire LNG network in the Netherlands.
Midstream
Shell Pipeline Company LP (Shell interest 100%) operates eight tank farms across the USA. It owns all the interest in one tank farm, and has majority-ownership interests in the other seven through its subsidiaries. It transports around 2 billion barrels of crude oil and refined products a year through around 6,000 kilometres of pipelines in the Gulf of Mexico and five US states. Our various non-Shell-operated ownership interests provide a further 13,000 kilometres of pipeline.
We carry more than 40 types of crude oil and more than 20 grades of fuel and chemicals, including gasoline, diesel, aviation fuel, chemicals and ethylene.
Shell Midstream Partners, L.P., a master limited partnership that is headquartered in Houston, Texas; owns, operates, develops and acquires pipelines and other midstream and logistics assets. The Partnership’s assets include interests in entities that own (a) crude oil and refined products pipelines and terminals that serve as key infrastructure to transport onshore and offshore crude oil production to Gulf Coast and Midwest refining markets and deliver refined products from those markets to major demand centers and (b) storage tanks and financing receivables that are secured by pipelines, storage tanks, docks, truck and rail racks and other infrastructure used to stage and transport intermediate and finished products. The Partnership’s assets also include interests in entities that own natural gas and refinery gas pipelines that transport offshore natural gas to market hubs and deliver refinery gas from refineries and plants to chemical sites along the Gulf Coast. Shell controls the General Partner of Shell Midstream Partners.
See "Governance - Related Party Transactions" on page 189 for information on transactions between Shell and Shell Midstream Partners, L.P.
Refining and trading
Refining
We have interests in 10 refineries worldwide, with a capacity to process a total of 1.6 million barrels of crude oil per day. The distribution of our refining capacity is 52% in Europe and Africa, 34% in the Americas and 14% in Asia.
Shell’s Refining business is transforming. We are concentrating our refineries portfolio to meet our strategic aims and to capitalise on the strong integration between our customers, trading operations, chemical plants and, increasingly, our low-carbon fuels output. We are transforming our refining sites into five energy and chemicals parks. These are expected to be Rotterdam in the Netherlands, Rheinland in Germany, Pulau Bukom in Singapore, Norco in Louisiana, USA, and Scotford in Alberta, Canada.
Transforming our refinery business will mean developing new facilities and converting or dismantling existing units. We plan to process less crude oil and use more renewable and recycled feedstocks such as hydrogen, biofuels and plastic waste.
In 2021, we completed the sale of the Puget Sound refinery near Anacortes, Washington, USA, to a subsidiary of HollyFrontier Corporation. We also completed the sale of Fredericia refinery, Denmark.
Trading and Supply
Through our main trading offices in London, Houston, Singapore and Rotterdam, we trade crude oil, low-carbon fuels, refined products, chemical feedstocks and environmental products. Trading and Supply trades in physical and financial contracts, lease storage and transportation capacities, and manages shipping and wholesale commercial fuel activities globally.
Operating in around 25 countries, with about 130 Shell and joint-venture terminals, we believe our supply and distribution infrastructure is well positioned to make deliveries around the world.
Shipping and Maritime enables the safe delivery of the Shell Trading and Supply contracts. This includes supplying feedstocks for our refineries and chemical plants, and finished products such as gasoline, diesel and aviation fuel to our Marketing businesses and customers.
Shell Wholesale Commercial Fuels provides fuels for transport, industry and heating ranging from reliable main-grade fuels to premium products.
Oil Sands
Synthetic crude oil is produced by mining bitumen-saturated sands, extracting the bitumen, and transporting it to a processing facility where hydrogen is added to make a wide range of feedstocks for refineries. The Athabasca Oil Sands Project (AOSP) in Alberta, Canada, includes the Albian Sands mining and extraction operations, the Scotford upgrader and the Quest carbon capture and storage (CCS) project.
We have a 50% interest in 1745844 Alberta Ltd. (formerly known as Marathon Oil Canada Corporation), which holds a 20% interest in the Athabasca Oil Sands Project.
BUSINESS ACTIVITIES WITH SYRIA AND CUBA
Syria
We ceased all operational activities in Syria in 2011.
Cuba
We do not have any operational activities in Cuba.
OIL PRODUCTS DATA TABLES
The tables below reflect Shell subsidiaries and instances where Shell owns the crude oil or feedstocks processed by a refinery. The tables include Fredericia refinery until the date of divestment in June 2021 and Puget Sound refinery until the date of divestment in October 2021. Other joint ventures and associates are only included where explicitly stated.

Oil Products sales volumes [A][B]

	Thousand b/d
	2021	2020	2019
Europe
Retail	360	344	410
Lubricants	17	15	16
Other Marketing	120	107	178
Refining & Trading	426	472	1,183
Total	923	938	1,787
Asia
Retail	512	475	535
Lubricants	46	35	36
Other Marketing	103	106	169
Refining & Trading	870	974	1,260
Total	1,531	1,590	2,000
Africa
Retail	45	40	45
Lubricants	3	3	3
Other Marketing	7	7	11
Refining & Trading	47	70	78
Total	102	120	137
Americas
Retail	828	782	924
Lubricants	25	24	27
Other Marketing	367	338	450
Refining & Trading	683	918	1,236
Total	1,903	2,062	2,637
Total product sales [C][D]
Retail	1,745	1,641	1,914
Lubricants	91	77	82
Other Marketing	597	558	808
Refining & Trading	2,026	2,434	3,757
Total	4,459	4,710	6,561
[A] Excludes deliveries to other companies under reciprocal sale and purchase arrangements, that are in the nature of exchanges. Sales of condensate and natural gas liquids are included.
[B] Includes the Shell share of Raízen’s sales volumes.
[C] Certain contracts are held for trading purposes and reported net rather than gross. The effect in 2021 was a reduction in oil product sales of approximately 1,127 thousand b/d (2020: 1,284 thousand b/d; 2019: 546 thousand b/d). With effect from January 1, 2020, certain contracts held for trading purposes and reported net for Europe and Asia regions are consolidated in Europe.
[D] Reported volumes include the Shell joint ventures' sales volumes from key countries.
Branded retail sites [A]

	2021	2020	2019
Europe	8,178	8,071	7,978
Asia [B]	10,753	10,387	10,138
Oceania [B]	1,060	1,071	1,038
Africa	2,724	2,622	2,494
Americas [C]	23,305	23,461	23,021
Total	46,020	45,612	44,669
[A] Excludes sites closed for more than six months.
[B] Asia includes Turkey and Russia; Oceania includes French Polynesia, Guam, Palau and New Caledonia.
[C] Includes around 7,500 retail sites operated by Raizen joint venture.
Oil products - cost of crude oil processed or consumed [A]

	$/barrel
	2021	2020	2019
Total	60.51	35.03	54.97
[A] Includes Upstream and Integrated Gas margins on crude oil supplied by Shell subsidiaries, joint ventures and associates.
Crude distillation capacity [A]

	Thousand b/stream day [B]
	2021	2020	2019
Europe	1,023	1,059	1,057
Asia	307	573	767
Africa	90	90	90
Americas	729	1,028	1,171
Total	2,149	2,750	3,085
[A] Average operating capacity for the year, excluding mothballed capacity.
[B] Stream day capacity is the maximum capacity with no allowance for downtime.
Oil products - crude oil processed [A]

	Thousand b/d
	2021	2020	2019
Europe	761	810	829
Asia	223	292	498
Africa	57	54	55
Americas	455	719	1,004
Total	1,496	1,875	2,386
[A] Includes natural gas liquids, share of joint ventures and associates and processing for others.
Refinery processing intake [A]

	Thousand b/d
	2021	2020	2019
Crude oil	1,496	1,876	2,342
Feedstocks	143	187	222
Total	1,639	2,063	2,564
Europe	806	854	875
Asia	225	302	517
Africa	57	54	55
Americas	551	853	1,117
Total	1,639	2,063	2,564
[A] Includes crude oil, natural gas liquids and feedstocks processed in crude distillation units and in secondary conversion units.
Refinery processing outturn [A]

	Thousand b/d
	2021	2020	2019
Gasolines	624	771	952
Kerosines	141	158	417
Gas/Diesel oils	611	774	818
Fuel oil	108	140	223
Other	258	279	282
Total	1,742	2,122	2,692
[A] Excludes own use and products acquired for blending purposes.

OIL PRODUCTS continued
MANUFACTURING PLANTS AT DECEMBER 31, 2021
Refineries in operation

	Thousand barrels/stream day, 100% capacity [B]
	Location	Asset class	Shell interest (%) [A]	Crude distillation capacity	Thermal cracking/ visbreaking/ coking	Catalytic cracking	Hydro- cracking
Europe

Germany	Miro [C]		32	313	40	96	—
	Rheinland	■•	100	354	49	—	90
	Schwedt [C]		38	233	45	59	—
Netherlands	Pernis	■•	100	444	—	53	104
Asia
Singapore	Pulau Bukom	■•	100	307	55	—	61
Africa
South Africa	Durban [C]	◆	36	180	25	37	—
Americas
Argentina	Buenos Aires [C]	•◆	44	108	20	22	—
Canada
Alberta	Scotford	◆	100	100	—	—	83
Ontario	Sarnia	◆	100	85	5	21	10
USA
Louisiana	Norco	■	100	250	29	119	44
Texas	Deer Park [D]	■•	50	340	96	75	60

[A] Shell interest is rounded to the nearest whole percentage point; Shell share of production capacity may differ.
[B] Stream day capacity is the maximum capacity with no allowance for downtime.
[C] Not operated by Shell.
[D] The sale of Deer Park refinery concluded in January 2022.
■ Integrated refinery and chemical complex
• Refinery complex with cogeneration capacity
◆ Refinery complex with chemical unit(s)
O Other

CHEMICALS
Key statistics

		$ million, except where indicated
	2021	2020	2019
Segment earnings [A]	1,390	808	478
Including:
Revenue (including inter-segment sales)	23,355	14,571	17,485
Share of profit of joint ventures and associates	609	567	546
Interest and other income	(14)	—	(7)
Operating expenses [B]	3,335	3,235	3,430
Underlying operating expenses [B]	3,256	3,035	3,104
Depreciation, depletion and amortisation	1,520	1,116	1,074
Taxation charge/(credit)	(41)	7	(2)
Identified Items [B]	(364)	(154)	(263)
Adjusted Earnings [B]	1,753	962	741
Adjusted EBITDA (CCS basis) [B]	2,959	2,131	1,891
Capital expenditure	3,504	2,608	4,068
Cash capital expenditure [B]	3,573	2,640	4,090
Chemical plant utilisation (%)	78	80	76
Chemicals sales volumes (thousand tonnes)	14,216	15,036	15,223
[A] See Note 5 to the “Consolidated Financial Statements” on pages 223-226. Segment earnings are presented on a current cost of supplies basis.
[B] See “Non-GAAP measures reconciliations” on pages 294-297

OVERVIEW
Our Chemicals business supplies customers with a range of base and intermediate chemicals to make products that people use every day. We also have major manufacturing plants that are located close to refineries, and our own marketing network.
BUSINESS CONDITIONS
Cracker margins were volatile in 2021. This was because of supply interruptions and demand increases as COVID-19 lockdown restrictions eased. Overall margins were higher than in 2020, except in Asia. Chinese demand recovered quickly from the pandemic, but petrochemical supply was constrained by power restrictions that affected manufacturing centres, logistics issues within China because of COVID-19, and global logistics issues. Asia cracker margins were down slightly from 2020 because of the balance of supply and demand, and rising prices for energy, crude oil and naphtha feedstock. US ethane cracker margins were supported by disruption due to winter storm Uri in February and March and to a lesser extent by interruptions caused by Hurricane Ida in August and September. West European cracker margins were supported by the US weather events and strong domestic demand, which offset rising crude and natural gas prices for the majority of 2021.
The outlook for petrochemical margins in 2022 and beyond depends on feedstock costs and the balance of supply and demand. Demand for petrochemicals will be affected by the spread of COVID-19 as new variants emerge, and the extent of recovery from the pandemic. Supply of petrochemicals will depend on the net capacity effect of new builds and plant closures (taking into account any delays or cancellations in building new plants or closing old ones). Product prices reflect the prices of raw materials, which are closely linked to crude oil and natural gas prices. The balance of all these factors will drive margins.
See “Market overview” on pages 41-43.
CHEMICAL PLANT UTILISATION
Utilisation is defined as the actual usage of the plants as a percentage of the rated capacity.
Chemicals manufacturing plant utilisation was 78% in 2021 compared with 80% in 2020. The change was mainly because of the impact of Hurricane Ida in the USA in 2021 and an extended turnaround.
CHEMICALS SALES
In 2021, Chemicals sales volumes were 14,216 thousand tonnes, which was 5% lower than 2020 sales volumes of 15,036 thousand tonnes, as a result of the impact of Hurricane Ida in the USA.
EARNINGS 2021-2020
Segment earnings in 2021 of $1,390 million were 72% higher than in 2020. Earnings in 2021 included a net charge of $364 million, compared with a net charge in 2020 of $154 million, which is described below.
Excluding the impact of these charges, earnings in 2021 were $1,753 million, compared with $962 million in 2020.
Chemicals earnings, excluding the net charges (described below), increased by $792 million, or 82%, compared with 2020. This was driven by higher margins in base chemicals and intermediates (around $800 million) from a stronger price environment, and favourable deferred tax movements (around $200 million), partly offset by higher operating expenses (around $200 million) driven by the impact of Hurricane Ida.
Segment earnings in 2021 included a net charge of $364 million.
This included:
▪impairment charges of $301 million (mainly due to divestment of the Mobile and Deer Park refineries in the USA and the closure of a production unit on Jurong Island, Singapore);
▪redundancy and restructuring costs of $21 million;
▪other net charges of $38 million (mainly legal provision); and
▪net loss from disposal of assets of $12 million.
These charges were partly offset by a net gain from fair value accounting of commodity derivatives of $8 million.
Segment earnings in 2020 included a net charge of $154 million.

CHEMICALS continued
This included:
▪impairment charges of $4 million;
▪costs related to restructuring of $38 million (various initiatives across Chemicals);
▪net loss from disposal of assets of $1 million; and
▪other net charges of $115 million (mainly legal provision).
These charges were partly offset by a net gain from fair value accounting of commodity derivatives of $4 million.

PRIOR YEAR EARNINGS SUMMARY
Our earnings summary for the financial year ended December 31, 2020, compared with the financial year ended December 31, 2019, can be found in the Annual Report and Accounts (page 77) and Form 20-F (page 57) for the year ended December 31, 2020, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.
CASH CAPITAL EXPENDITURE
Cash capital expenditure (cash capex) was $3.6 billion in 2021, compared with $2.6 billion in 2020.
Cash capital expenditure increased by $1.0 billion, mainly because of spend on the construction of our cracker facilities in Pennsylvania. Our cash capital expenditure is expected to be around $2 billion to $3 billion in 2022.

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
Shell’s Chemicals business is transforming and has integrated further with our Refining business. In addition to our standalone, chemicals-only production sites, we are transforming our refineries into five energy and chemicals parks. We expect this to happen at the following sites: Norco in the USA, Scotford in Canada, Rotterdam in the Netherlands, Rheinland in Germany and Pulau Bukom in Singapore. The energy and chemicals parks are expected to focus more on meeting customers' low-carbon and sustainability needs.

Marketing
In 2021, we supplied more than 14 million tonnes of petrochemicals to more than 1,000 industrial customers worldwide. Products made from chemicals are used in everyday life in medical equipment, construction, transport, electronics, agriculture and sports. As global demand for chemicals increases, we plan to increase the size of our business, by understanding and responding to our customers’ needs.
BUSINESS ACTIVITIES WITH SYRIA
We ceased supplying polyols, via a Netherlands-based distributor, to private-sector customers in Syria in 2018. Polyols are commonly used for the production of foam in mattresses and soft furnishings.
CHEMICALS DATA TABLES
The tables below reflect Shell subsidiaries and instances where Shell owns the crude oil or feedstocks processed by a refinery. Other joint ventures and associates are only included where explicitly stated.
Ethylene capacity [A]

	Thousand tonnes/year
	2021	2020	2019
Europe	1,726	1,701	1,701
Asia	2,542	2,530	2,530
Americas	2,321	2,268	2,268
Total	6,589	6,499	6,499
[A] Includes the Shell share of capacity entitlement (offtake rights) of joint ventures and associates, which may be different from nominal equity interest. Nominal capacity is quoted at December 31.
Chemicals sales volumes [A]

	Thousand tonnes/year
	2021	2020	2019
Europe
Base chemicals	3,883	3,490	3,666
Intermediates and other chemicals products	2,076	1,990	1,872
Total	5,959	5,480	5,538
Asia
Base chemicals	1,354	1,192	1,057
Intermediates and other chemicals products	2,656	2,969	2,848
Total	4,010	4,161	3,905
Americas
Base chemicals	1,984	2,936	3,261
Intermediates and other chemicals products	2,263	2,459	2,519
Total	4,247	5,395	5,780
Total product sales
Base chemicals	7,221	7,618	7,984
Intermediates and other chemicals products	6,995	7,418	7,239

Total	14,216	15,036	15,223
[A] Excludes feedstock trading and by-products.

Major chemical plants in operation [A]

		Thousand tonnes/year, Shell share capacity [B]
	Location	Ethylene	Styrene monomer	Ethylene glycol	Higher olefins [C]	Additional products
Europe
Germany	Rheinland	340	—	—	—	A
Netherlands	Moerdijk	971	815	153	—	A, I
UK	Mossmorran [D]	415	—	—	—	0
Asia
China	Nanhai [D]	1,100	645	415	—	A, I, P
Singapore	Jurong Island [E]	281	1,069	1,081	—	A, I, P, O
	Pulau Bukom	1,161	—	—	—	A, I
Americas
Canada	Scotford	—	475	461	—	A, I
USA	Deer Park	889	—	—	—	A, I
	Geismar	—	—	400	1,390	I
	Norco	1,432	—	—	—	A
Total		6,589	3,004	2,510	1,390
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
[D] Not operated by Shell
[E] The polyethylene, polypropylene and olefins production mentioned refers to Shell share of capacity of our non-operated joint ventures Petchem Corporation of Singapore (PCS) and The Polyolefin Company (TPC) which are on Jurong Island.
A    Aromatics, lower olefins
I    Intermediates
P    Polyethylene, polypropylene
O    Other
Other chemical locations [A]

	Location	Products
Europe
Germany	Karlsruhe	A
	Schwedt	A
Netherlands	Rotterdam	A, I, O
Americas
Argentina	Buenos Aires	I
Canada	Sarnia	A, I
USA	Mobile	A
	Puget Sound	I
[A] Other chemical locations reflect locations with smaller chemical units, typically serving more local markets.
A    Aromatics, lower olefins
I    Intermediates
O    Other

CORPORATE
Earnings

	$ million
	2021	2020	2019
Segment earnings	(2,606)	(2,952)	(3,273)
Comprising:
Net interest [A]	(2,701)	(2,991)	(3,080)
Taxation and other [B]	96	39	(194)
Identified Items	81	460	109
Adjusted Earnings	(2,686)	(3,412)	(3,383)
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
Headquarters and central functions provide business support in communications, finance, health, human resources, information technology (IT), legal services, real estate and security. They also provide support for shareholder-related activities. The central functions are supported by business service centres, which process transactions, manage data and produce statutory returns, among other services. Most headquarters and central-function costs are recovered from the business segments. Costs that are not recovered are retained in Corporate.
EARNINGS 2021-2020
Segment earnings in 2021 were an expense of $2,606 million, compared with $2,952 million in 2020.
Net interest decreased by $289 million in 2021 compared with 2020. This was primarily due to a decrease in interest expense following debt repayments and a reduction in interest expense on lease liabilities, partly offset by a reduction in interest income generated on cash balances.
Taxation and other earnings increased by $58 million in 2021, compared with 2020. This largely reflected a foreign exchange gain arising from favourable exchange rate movements and lower financing expenses from joint ventures and associates, partly offset by unfavourable deferred tax impacts due to the weakening Brazilian real on financing positions.
PRIOR YEAR EARNINGS SUMMARY
Our earnings summary for the financial year ended December 31, 2020, compared with the financial year ended December 31, 2019, can be found in the Annual Report and Accounts (page 80) and Form 20-F (page 60) for the year ended December 31, 2020, as filed with the Registrar of Companies for England and Wales and the US Securities and Exchange Commission, respectively.
SELF-INSURANCE
We mainly self-insure our hazard risk exposures. Our Group insurance companies are adequately capitalised to meet self-insurance obligations and respective regulations, though they may transfer risks to third-party insurers where economical, effective and relevant (see “Risk factors” on page 30). We continually assess the safety performance of our operations and make risk mitigation recommendations, where relevant, to minimise the risk of an accident.
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
Given our dependence on IT systems for our operations and the increasing role of digital technologies across our organisation, we are aware that cyber-security attacks could cause significant harm to Shell in the form of loss of productivity, loss of intellectual property, regulatory fines and reputational damage. As a result, we continuously measure and, where required, further improve our cyber-security capabilities to reduce the likelihood of successful cyber attacks. Our cyber-security capabilities are embedded into our IT systems, which are protected by various detective and protective technologies. The identification and assessment capabilities are built into our support processes and adhere to industry best practices. The security of IT services, operated by external IT companies, is managed through contractual clauses and additionally through formal supplier assurance reports for critical IT services.
Shell is frequently subjected to cyber attacks and since the COVID-19 pandemic in 2020, we have noticed an increase in such activity. COVID-19 necessitated a switch from office to remote working, which changed and increased the IT systems' exposure to cyber threats. Shell’s CyberDefence team responded by enhancing cyber-security controls for remote connectivity, strengthening its monitoring and detection, and taking additional measures to improve cyber awareness.
See "Risk factors" on page 28.

CLIMATE CHANGE AND ENERGY TRANSITION
CLIMATE CHANGE
AND ENERGY TRANSITION
Shell has long recognised that greenhouse gas (GHG) emissions from the use of hydrocarbon-based energy are contributing to the warming of the climate system. We support the Paris Agreement’s goal to keep the rise in global average temperature this century to well below two degrees Celsius above pre-industrial levels and to pursue efforts to limit the temperature increase even further to 1.5 degrees Celsius.
Shell’s Powering Progress strategy is designed to generate shareholder value while meeting our target of becoming a net-zero emissions energy business by 2050, in step with society's progress towards achieving the goals of the Paris Agreement.
Shell has supported the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) since 2017. The TCFD requires disclosure of qualitative and quantitative information aligned to its core four elements – governance, strategy, risk management, and metrics and targets. The TCFD aims to improve the disclosure of climate-related risks and opportunities and provide stakeholders with the necessary information to undertake robust and consistent analyses of the potential financial impacts of climate change. We recognise the value that the recommendations bring and continue to align and enhance our climate-related disclosures.
We set out below our climate-related financial disclosures consistent with all of the TCFD recommendations and recommended disclosures. By this we mean the four TCFD recommendations and the 11 recommended disclosures set out in Figure 4 of Section C of the report entitled “Recommendations of the Task Force on Climate-related Financial Disclosures” published in June 2017 by the TCFD.

CLIMATE CHANGE AND ENERGY TRANSITION continued
GOVERNANCE OF CLIMATE-RELATED RISKS AND OPPORTUNITIES
BOARD OVERSIGHT OF CLIMATE-RELATED RISKS AND OPPORTUNITIES
In 2021, Shell reshaped and restructured our organisation to place our energy transition strategy at the heart of everything we do. Our governance is designed to effectively manage our transition to a net-zero emissions energy business by 2050, in step with society’s progress towards achieving the goals of the Paris Agreement.
Our governance begins with the Board’s approval of our energy transition strategy and oversight of its implementation and delivery. In 2021, the Board considered climate-related matters throughout the year when reviewing and guiding our energy transition strategy, assessing the risk management policies in place, and challenging and endorsing the business plans and budgets, including overseeing major capital expenditures, acquisitions and divestments. In 2021, the Board convened 12 times and continued to regularly oversee the Powering Progress Strategy and net-zero initiatives, including at the Board Strategy Day in June 2021.
Three Board committees provide primary oversight of the delivery of our energy transition strategy: the Safety, Environmental and Sustainability Committee (SESCo), the Audit Committee and the Remuneration Committee. See "Climate change governance organogram" below.
SESCo provides oversight of our technical delivery in driving reduction of our carbon emissions, and the potential impacts and adaptation measures related to the physical risks of climate change. This includes reviewing our Carbon Management Framework and monitoring progress in reducing emissions to meet targets. SESCo met 13 times in 2021 and discussed climate-related matters at nine meetings. After each meeting the SESCo Chair provided updates to the Board directly. For more information on SESCo's activities in 2021, see page 141.
Our Audit Committee provides oversight of the effectiveness of our internal controls and risk management framework to ensure that our financial statements reflect the risks and opportunities associated with our energy transition strategy and climate change. During 2021, the Audit Committee convened 11 times in total and discussed climate-related matters on at least six occasions.
More information on our Audit Committee's activities in 2021 can be found in the Audit Committee Report on page 142.
The Remuneration Committee sets our remuneration policy and targets designed to challenge and support management to reduce our carbon emissions while maintaining shareholder value. The Remuneration Committee met five times during 2021, with climate-related matters discussed at each meeting.
Find more information on our Remuneration Committee’s activities in 2021 in the "Directors' Remuneration Report" on page 157 and the "Annual Report on Remuneration" on page 161.

Climate performance and remuneration
Climate-related key performance indicators were considered as part of the 2021 annual bonus scorecard (15% weighting) for almost all of Shell’s employees, as well as the 2021 Performance Share Plan (PSP) awards (10% weighting) and the 2021 Long-term Incentive Plan (20% weighting, vesting in 2023) for senior executives.
See "Directors' Remuneration Report" on pages 156-160 for further information.

The importance of our energy transition strategy means that all of these committees are informed about climate-related matters on a frequent basis throughout the year.
Find additional information on the Board’s oversight in "Governance framework" on page 129.
MANAGEMENT'S ROLE IN ASSESSING AND MANAGING CLIMATE-RELATED RISKS AND OPPORTUNITIES

The Chief Executive Officer (CEO) has the delegated authority from the Board to manage Shell’s actions in relation to the Company's strategy, which includes climate change. The CEO is assisted by a number of senior management positions on climate-related matters to implement Shell's energy transition strategy and ensure that such matters are appropriately monitored:
▪The Director of Strategy, Sustainability and Corporate Relations supports the CEO in developing Shell's energy transition strategy, including climate scenarios development, and augmenting the Company's Carbon Management Framework. This framework includes the setting of carbon budgets for our businesses, and the implementation of carbon-related activities.
▪The Downstream Director identifies climate-related opportunities while managing and mitigating the climate risks of our existing Downstream businesses. The Sectors and Decarbonisation organisation supports the Downstream Director in implementing the sectoral decarbonisation approach.
▪The Integrated Gas, Renewables and Energy Solutions Director is responsible for finding and developing low-carbon solutions and opportunities, including those across our solar, hydrogen and wind businesses, as well as managing and mitigating carbon emissions from our business.
▪The Upstream Director is responsible for identifying low-carbon and emission reduction opportunities in our Upstream oil and gas business through managing and mitigating our carbon emissions, for example, by eliminating routine flaring and in some cases by using renewable energy to power our oil and gas extraction activities.
▪The Projects & Technology (P&T) Director is responsible for setting emissions, climate, and reporting standards that are applicable to all our businesses. The P&T Director is also responsible for developing new technologies that will help our businesses to deliver net-zero emissions targets through both energy efficiency measures and research and development activities geared towards decarbonisation.
▪The Chief Financial Officer (CFO) is responsible for monitoring the effective application of the Shell Control Framework, which provides the basis for managing our material risks including climate-related risks and opportunities, and the assurance over our financial information, carbon emissions and climate-related disclosures.
Delivering through three strategic pillars"
There are two key supporting management committees, with representatives from across the organisation:
▪The Capital Investment Committee (CIC) facilitates the portfolio management discussions to ensure that the climate risks and opportunities are embedded in investment decision-making. This committee is made up of senior executives, including the CEO, CFO, and individual business directors.
▪The Carbon Reporting Committee (CRC), which was formed in 2021, is sponsored by the CFO, and includes senior management representatives from business units, Projects & Technology climate-related disciplines and various functions such as Strategy, Finance and Legal. This committee is tasked with ensuring that greenhouse gas (GHG) emissions measures, both absolute emissions and carbon intensity, and associated metrics, comply with all regulatory and legal requirements. The CRC is responsible at Group level for effectively embedding Group-wide training plans, measurement and reporting of GHG emissions metrics, and review and approval of external disclosures.
Our network of country chairs supports the overall governance and development of climate-related opportunities. They set each country’s energy transition strategy within our Powering Progress strategy.
Processes by which management is informed about climate-related issues
Several processes are employed across the organisation to ensure that management teams can effectively monitor and manage climate-related matters. The management teams are helped by a combination of carbon-management-related standards and frameworks, forums at various levels of the organisation, and capability development programmes. These include our Carbon Management Framework, carbon pricing, and the Greenhouse Gas (GHG) and Energy Management Manual.

Carbon Management Framework
In 2021, we worked on augmenting our comprehensive Carbon Management Framework (CMF). The CMF seeks to implement an approach to managing and reducing our emissions that is similar to how we use our financial framework.
This helps to ensure that management considers carbon emissions when making decisions.
The CMF helps set carbon budgets in our operating plan. For the 2021 operating plan cycle, our net carbon intensity (NCI) targets were translated into Scope 1, 2 and 3 (see definition below) carbon budgets for each business. These were used as boundaries for optimising each business’ operating plan. As a result, the CMF makes it easier to assess the trade-offs between emitting carbon and generating value. This helps to inform portfolio decisions.
Some examples of how our decarbonisation targets are taken into account in fundamental decisions across the organisation are as follows:
•Our businesses further embedded carbon emissions objectives in their individual business units' Capital, Portfolio and Carbon forums. The forums consist of the most senior business management representatives who are responsible for active portfolio management through evaluation, and delivery of growth and divestment decisions.
•Certain assets are required to identify GHG abatement opportunities and reflect them in their annual business plans.
Definition – Scope 1, 2 and 3 emissions
We follow the GHG Protocol’s Corporate Accounting and Reporting Standard, which defines three scopes of GHG emissions:
•Scope 1: direct GHG emissions from sources that are owned or controlled by Shell.
•Scope 2: indirect GHG emissions from generation of purchased energy consumed by Shell.
•Scope 3: other indirect GHG emissions, including emissions associated with the use of energy products sold by Shell.

CLIMATE CHANGE AND ENERGY TRANSITION continued

Carbon pricing
To assess the resilience of new projects we consider the potential costs associated with operational GHG emissions. We have developed country-specific short-medium and long-term estimates of future costs of carbon which are reviewed and updated annually. In 2021, we increased the expected cost of carbon, so by 2050, in real terms our cost of carbon estimates for all countries increased to between $125 and $200 per tonne of GHG emissions. The process for developing our cost of carbon estimates uses short-term policy outlooks and long-term scenario forecasts. We believe our estimates appropriately reflect society’s current implementation of the Paris Agreement. Unfortunately, however, society is not yet on track to meet the goals of the Paris Agreement. Shell will continue to update the cost of carbon estimates to take account of changes in the economic environment and pace of energy transition.

Greenhouse gas and energy management
Each Shell entity and Shell-operated venture is responsible for the development of their GHG and energy management plans.
In 2021, we updated our Greenhouse Gas and Energy Management standard. It is part of both our health, safety, security, environment, and social performance (HSSE & SP) Control Framework, and Asset Management System. This update streamlines accountabilities for GHG and energy management within businesses, assets and projects, tightening the process for analysing our emissions, benchmarking performance, identifying improvement opportunities, and forecasting future performance.
Shell's GHG and energy management process is integrated into our annual business planning cycles to provide leadership with the robust information required to make decisions on GHG reduction opportunities and portfolio choices required to achieve our decarbonisation targets.
We also created the position of a Global Process Owner for GHG and energy management within our Safety, Environment and Carbon, and Asset Management (SEAM) organisation. The Global Process Owner is responsible for working across Shell businesses to ensure the GHG and energy management requirements are adopted and embedded in business operations, planning, and performance management processes. The Global Process Owner also facilitates the ongoing improvement of processes, tools, communications, and capabilities needed within the businesses to achieve our decarbonisation aspirations.

ENERGY TRANSITION STRATEGY
In 2021, we announced Powering Progress, our strategy to accelerate our transition to a net-zero emissions energy business, purposefully and profitably. Powering Progress aims to deliver value for our shareholders, for our customers and for wider society.
See the “Strategy and outlook” for more information on page 18.

Our strategy aims to support the ambitious goal of the Paris Agreement
Tackling climate change is an urgent challenge. It requires a fundamental transformation of the global economy and the energy system so that society stops adding to the total amount of greenhouse gases in the atmosphere, achieving what is known as net-zero emissions. That is why Shell has set a target to become a net-zero emissions energy business by 2050, in step with society’s progress in achieving the goal of the Paris Agreement on climate change.
There is no established standard for aligning an energy supplier’s decarbonisation targets with the temperature limit goal of the Paris Agreement. In the absence of a broadly accepted standard, we developed our own approach to demonstrate Paris alignment by setting carbon intensity targets using a pathway derived from the Intergovernmental Panel on Climate Change (IPCC) scenarios aligned with the Paris Agreement's goal. We believe our NCI and absolute emissions targets support the more ambitious goal of the Paris Agreement: to limit the increase in the average global temperature to 1.5 degrees Celsius above pre-industrial levels. It is aligned with the findings of the IPCC which concluded that the world must reach net-zero carbon emissions by around 2050 to limit global warming to 1.5 degrees Celsius and avoid the worst effects of climate change.
We determined our targets using scenarios taken from a database developed for the IPCC Special Report on Global Warming of 1.5°C. We filtered out certain outlying IPCC scenarios to ensure that Shell’s targets are aligned with earlier action, and low-overshoot scenarios. Overshoot refers to the extent to which a scenario exceeds an emissions budget and subsequently relies on sinks to compensate for the excess emissions.
Becoming a net-zero emissions energy business means that we are reducing emissions from our operations, and from the fuels and other energy products such as electricity that we sell to our customers. It also means capturing and storing any remaining emissions using technology, protecting natural carbon sinks, and providing high quality nature-based solutions to our customers to offset unavoidable emissions.
Increasing numbers of countries and companies have announced targets to achieve net-zero emissions by the middle of the century, and we are starting to see some changes in the demand and supply of energy. Achieving the 1.5 degrees Celsius goal will be challenging and require unprecedented global collaboration. The pace of change will also vary around the world.

CLIMATE-RELATED RISKS AND OPPORTUNITIES IDENTIFIED BY SHELL OVER THE SHORT, MEDIUM AND LONG TERM
Our target to become a net-zero emissions energy business by 2050, in step with society’s progress, requires us to continue enhancing our strategic risk management approach to addressing climate risk. Our energy transition strategy is designed to help us identify and shape how we can assist with decarbonising our customer sectors. This means that our strategy is shaped in response to risks and opportunities identified across the sectors and regions we work in.
There are many teams across Shell involved in this process, to ensure that we make sound strategic decisions.
The process for identifying and assessing climate-related risks and opportunities is set out under "Climate Risk Management" below. Through this process, Shell continues to identify climate change and the associated energy transition as a material risk based on the rapidly evolving societal concerns and developments related to climate change and managing GHG emissions. These developments expose Shell to a variety of factors, which could have an impact on demand for our products, our operational costs, supply chains, markets, regulatory environment, licences to operate and litigation. This risk is composed of a combination of complex elements that affect Shell’s overall business value chain. The risks are interrelated, and generally describe a rapidly evolving risk landscape for our asset, product and business portfolio. To achieve our climate ambition, active holistic management of all climate-related risk components is important. The composite risk is broken down into the following sub-components:
▪commercial risk;
▪regulatory risk;
▪societal risk (including litigation risk); and
▪physical risk.
In addition to risk, we also continue to identify opportunities for Shell in the energy transition, from our existing position as a leading global energy provider. These risks and opportunities are described below and are also summarised in the strategic risks report section on page 24.
Time horizons: short, medium and long
Due to the inherent uncertainty, and the pervasive nature of the risks across our strategy and business model, the climate-related risks and opportunities are monitored across multiple time horizons.
▪Short term (up to three years): we develop detailed financial projections and use them to manage performance and expectations on a three-year cycle. These projections incorporate decarbonisation measures required to meet our short-term targets.
▪Medium term (generally three to 10 years): embedded within our operating plan, with our continued focus on the customer, the investments and portfolio shifts required in the medium term that will fundamentally reshape Shell’s portfolio. At the same time, our existing asset base is expected to provide the cash flow to finance this transition of our revenue in this period.
▪Long term (generally beyond 10 years): it is expected that our portfolio and product mix will look very different, addressing the shift from an asset-based approach to a customer-based business model.

CLIMATE CHANGE AND ENERGY TRANSITION continued
Transition risks

CLIMATE-RELATED COMMERCIAL RISK
▪The transition to a low-carbon economy may lead to lower sales volumes and/or margins due to a general reduction or elimination of demand for oil and gas products, possibly resulting in under-utilised or stranded oil and gas assets and a failure to secure new opportunities.
▪Changing preferences of investors and financial institutions could reduce access to and increase the cost of capital.
Relevant time horizon: medium and long
Potential material impacts on the organisation
Lower demand and margins for oil and gas products
Changing customer sentiment towards renewable and sustainable energy products may reduce demand for our oil and gas products. An excess of supply over demand could reduce fossil fuel prices. This could be a factor contributing to additional provisions for our assets and result in lower earnings, cancelled projects and potential impairment of certain assets

Changing preferences of investors and financial institutions
Financial institutions are increasingly aligning their portfolios to a low-carbon and net-zero world, driven by both regulatory and broader stakeholder pressures. A failure to decarbonise the business portfolios in line with investor and lender expectations could have a material adverse effect on our ability to use financing for these types of future projects. This could also adversely affect our potential partners’ ability to finance their portion of costs, either through equity or debt.

Remaining in step with the pace and extent of the energy transition
The energy transition provides us with significant opportunities, as described in the “Transition opportunities” below. If we fail to stay in step with the pace and extent of change or customer and other stakeholders’ demand for low-carbon products, this could adversely affect our reputation and future earnings. If we move much faster than society, we risk investing in technologies, markets or low-carbon products that are unsuccessful, therefore we cannot transition too quickly or we will be trying to sell products that customers do not want. This could also have a material adverse effect on financial results.
Our short-term remuneration targets are not conditioned by society’s progress towards net zero. However, our 2050 net zero target is conditioned by society’s progress as there is significant risk that Shell will not be able to meet its net-zero target if society is not net zero.

CLIMATE-RELATED REGULATORY RISK
The transition to a low-carbon economy will increase the cost of compliance for our assets and/or products, and may include restrictions on the use of hydrocarbons. The lack of net-zero-aligned global and national policies and frameworks increases the uncertainty around this risk.
Relevant time horizon: short, medium, and long
Potential material impacts on the organisation
Increased compliance costs
Some governments have introduced carbon pricing mechanisms, which we believe can be an effective way to reduce GHG emissions across the economy at the lowest overall cost to society.
Shell’s cost of compliance with the EU Emissions Trading Scheme (ETS) and related schemes was around $331 million in 2021, as recognised in Shell’s Consolidated Statement of Income for 2021 (see Note 31 to the “Consolidated Financial Statements”).
Shell’s annual carbon cost exposure is expected to increase over the next decade because of evolving carbon regulations. The forecasted annual cost exposure in 2030 is estimated to be within the range of $1.0-2.5 billion. This estimate is based on a forecast of Shell’s equity share of emissions from operated and non-operated assets (including joint ventures and associates), and real-terms carbon cost estimates which range from around $25 to around $200 per tonne of GHG emissions in 2030. This exposure also takes into account the estimated impact of free allowances as relevant to assets based on their location.

Restrictions on use of hydrocarbons
With around 90% of the global economy now signed up to net-zero commitments as of January 2022, according to the Energy and Climate Intelligence Unit of the UK, there is an ever-increasing threat that governments set future regulatory frameworks that restrict further exploration and production of hydrocarbons, and bring in controls to limit the use of such products. Failure to replace proved reserves could result in an accelerated decrease of future production, which could have a material adverse effect on our earnings, cash flows and financial condition.

Lack of net-zero-aligned global and national policies and frameworks
The lack of net-zero-aligned global and national policies and frameworks increases the uncertainty around how carbon pricing and other regulatory mechanisms will be implemented in the future. This makes it harder to determine the appropriate assumptions to be taken into account in our financial planning and investment decision processes.

Transition risks continued

CLIMATE-RELATED SOCIETAL RISK (INCLUDING LITIGATION RISK)
As societal expectations develop around climate change, there is a potential impact on Shell’s licence to operate, reputation, brand and competitive position. This is likely to include class action lawsuits or similar litigation.
Relevant time horizon: short, medium and long
Potential material impacts on the organisation
Decline in reputation and brand
Societal expectations of businesses are increasing, with a focus on business ethics, quality of products, contribution to society, safety and minimising damage to the environment. There is an increasing focus on the role of the oil and gas sector in the context of climate change and the energy transition. This could negatively affect our brand, reputation and licence to operate, which could limit our ability to deliver our strategy, reduce consumer demand for our branded and non-branded products, harm our ability to secure new resources and contracts, and restrict our ability to access capital markets or attract staff.

Deteriorating relationships with key stakeholders
Failure to decarbonise Shell’s value chain in line with societal, governmental and investor expectations is a material risk to Shell’s reputation as a responsible and market-leading energy company. The impact of this risk includes shareholder divestment, greater regulatory scrutiny and potential asset closure resulting from public interest groups' protests.

Class action lawsuits and litigation
There is an increasing risk for oil and gas companies from public, private and governmental lawsuits taken to inhibit the exploration, excavation and processing of hydrocarbons as a matter of environmental and societal welfare. Such action may force entities to hand over strategic autonomy in part to regulators, divest from hydrocarbon technologies and pay large compensation packages to the plaintiff.
In some countries, governments, regulators, organisations and individuals have filed lawsuits seeking to hold oil and gas companies liable for costs associated with climate change. While we believe these lawsuits to be without merit, losing could have a material adverse effect on our earnings, cash flows and financial condition.
For example, in May 2021, the District Court in The Hague, Netherlands, ruled that, by 2030, Shell must reduce, from its consolidated subsidiaries, its net Scope 1 emissions by 45% and use it best efforts to reduce its net Scope 2 and net Scope 3 emissions by 45%, compared with 2019 levels. In 2019, our Scope 1 emissions from our consolidated subsidiaries were 86 million tonnes of carbon dioxide equivalent (CO2e) (rounded) (financial control basis).

Physical risks

CLIMATE-RELATED PHYSICAL RISK The potential physical effects of climate change may impact Shell’s assets, operations, supply chains, employees and markets.		Relevant time horizon: medium and long
Potential material impacts on the organisation
Mitigation of physical risks, whether or not related to climate change, are considered and embedded in the design and construction of assets. The potential impact of physical changes come from both acute and chronic physical risks.
Acute risks, such as flooding and droughts, wildfires and more severe tropical storms, could potentially impact our operations and supply chains. The frequency of these hazards and impacts is expected to increase in certain high-risk locations. Extreme weather events, whether or not related to climate change, could have a negative impact on earnings. Recent examples in 2021 include the Texas winter storm and Hurricane Ida. These had an impact on our operations and an adverse impact on 2021 earnings of around $200 million and around $400 million respectively.	Chronic risks, such as rising temperatures and rising sea levels, could potentially impact the efficiency of our plants, increase equipment corrosion, decrease gas pipeline capacity, and impact our coastal facilities. The assets at highest risk from these impacts are those in coastal locations across refining, We have performed analyses addressing a range of typical climate change features for a select group of assets. We concluded that currently any adaptation costs for those selected assets are not expected to be significant. We recognise that we need to deepen and widen these analyses for a more comprehensive climate resilience assessment. We continue to monitor this and plan to conduct further analysis on other assets as well as assess long-term physical impacts.	Additionally, the impact of physical climate change on our operations is unlikely to be limited to the boundaries of our assets. The overall impact including how supply chains, resource availability and markets may be affected also needs to be considered, for a holistic assessment of this risk. The risk assessment and mitigation actions are based on our current understanding and we continue to track ongoing research on the subject to update our assessment and actions.

CLIMATE CHANGE AND ENERGY TRANSITION continued
Transition opportunities

CLIMATE-RELATED OPPORTUNITIES
The transition to a low-carbon economy also brings significant opportunities for us to benefit from changing customer demands, given our position as a leading global energy provider.
Relevant time horizon: short, medium, and long
Potential material impacts on the organisation
As the global energy mix changes, our current infrastructure, know-how and global footprint put us in an ideal position to service the changing energy demands of the market. Our research and development (R&D) activities are key to achieving our net-zero emissions target.
As we shift from an asset-based to a customer-focused business model our current key focus areas for seizing this opportunity are:
1. Renewables and Energy Solutions
This encompasses our wind, solar, hydrogen, electric vehicle charging, nature-based solutions, and carbon capture and storage businesses. Electricity generated by wind and solar power plays a direct role in reducing emissions in passenger transport and parts of industry. It can also be used to create hydrogen. We expect hydrogen to present a business opportunity for heavy-duty road freight over a shorter time horizon and within shipping, industry and, possibly, aviation, over a longer time horizon. Hydrogen also has the potential to become a material part of Shell’s business-to-business (B2B) operations, as heavy industry begins to transition away from energy sourced from hydrocarbons.

2. Biofuels
Shell and our joint venture Raízen (Shell interest 44%, not operated by Shell) are together one of the world’s largest blenders and distributors of biofuels . Shell plans to continue to invest in and increase the production of these low-carbon fuels. Our low-carbon fuels projects and operations around the world form part of a wider commitment to provide a range of energy choices for customers. For example, we believe that sustainable aviation fuels (SAF) provide the most effective way of removing emissions within the aviation sector, with wider adoption of SAF enabling us to provide more low-carbon fuels to our customers. Biofuels may also present opportunities in the shipping, road freight and other sectors.

3. Natural gas
Shifting from coal and oil to natural gas is one way for countries to take action as the world moves to a net-zero emissions future. It is a key component of the energy transition. Demand for liquefied natural gas (LNG) is expected to grow and we are a leading LNG supplier, with around 40 million tonnes of equity capacity.
4. Transforming refineries into energy and chemicals parks
An important aim of our Powering Progress strategy is to transform refineries into energy and chemicals parks so that we can sell more low-carbon and sustainable products.

IMPACT OF CLIMATE-RELATED RISKS AND OPPORTUNITIES ON SHELL'S BUSINESSES, STRATEGY AND FINANCIAL PLANNING
The transformation of the energy system to net-zero emissions will require simultaneous action in three areas – an unprecedented improvement in the efficiency with which energy is used, a sharp reduction in the carbon intensity of the energy mix and the mitigation of residual emissions using technology and natural sinks. While it is difficult to predict the exact combination of actions that will deliver the net-zero goal, scenarios help us to understand the direction and pace of the transition needed.
We have been developing scenarios within Shell for almost 50 years, helping Shell leaders to explore ways forward and make better decisions. Shell scenarios are designed to stretch management’s thinking in considering events that may be only remotely possible. They help them make crucial choices in times of uncertainty and transition as we grapple with tough energy and environmental issues.
Shell scenarios are aligned to different energy transition pathways and help guide risk and opportunity identification and decision-making. Our energy transformation scenarios – Waves, Islands and Sky 1.5 – are all possible pathways towards the future that have both attractive and challenging features. Out of the three scenarios, Sky 1.5 has a pace and timing for energy decarbonisation that is fast enough to limit global warming to 1.5 degrees Celsius above pre-industrial levels by the end of this century. The full report can be found at www.shell.com/transformationscenarios.
Different socio-economic and technological parameters are used to construct these scenarios, such as:
▪sectoral and regional energy demand;
▪future trajectory of oil consumption, demand for natural gas;
▪renewable electricity demand and the pace of the electrification of the global energy system;
▪supply of solar and wind energy;
▪pace of uptake of electric vehicles;
▪demand for biofuels;
▪growth of the hydrogen economy;
▪level of carbon capture and storage;
▪deployment of lower-carbon energy technologies; and
▪global trade of oil and gas.
Management consideration of different climate change outcomes informs a range of areas including, but not limited to, the setting of the long-term strategy, business planning, and investment and divestment decisions. The outcomes considered by management vary in relation to the extent and pace of the energy transition.

Impact on strategic planning
The application of scenario analysis informs our assessment of the impact of climate-related risks and opportunities on our strategy and business planning, both at the Group and business units' levels. At the Group level, the potential impacts of the energy transition on our business model are discussed and assessed at the Board and the Executive Committee level as part of the annual strategic and business planning cycle. This assessment allows us to challenge accepted ways of thinking, identify material risks and opportunities, and formulate key tensions and trade-offs.

Key financial and non-financial components of business planning
The output of our annual business planning process is presented and approved by the Board. The plan contains operational and financial metrics, and its objective is to drive delivery of our Powering Progress strategy.
Decarbonisation targets are key inputs of our business planning process. Each business owner offers viable Scope 1, 2 and 3 reduction opportunities as part of this process, in line with the Carbon Management Framework (CMF) (see page 76).
The business plan is underpinned by assumptions about internal and external parameters. These assumptions are developed with input from our scenarios and internal estimates and outlooks. Some of the key assumptions relate to:
▪commodity prices;
▪refining margins;
▪production levels and product demand;
▪exchange rates;
▪future carbon costs;
▪the schedules of capital investment programmes; and
▪risks and opportunities that may have material impacts on free cash flow.
The level of uncertainty around these assumptions increases over longer time horizons.

Impact on business and financial planning
There is no one single scenario that underpins Shell’s business and financial planning. Generally, our scenarios are designed to stretch management’s thinking including considering events that may be only remotely possible. Scenarios are not intended to be predictions of likely future events or outcomes and, therefore, are not the basis for Shell’s operating plans and financial statements. Our scenarios help in developing our future oil and gas pricing outlooks. The oil and gas pricing outlooks take account of various factors relating to the energy transition such as potential changes in supply and demand (see details of scenario parameters above). The low, medium and high pricing outlooks are prepared by a team of experts, reviewed by the Shell Executive Committee and approved by the CEO and CFO. The medium pricing outlook represents management’s reasonable best estimate and is the basis for Shell's financial statements, operating plans and impairment testing.
Shell’s targets to reduce absolute Scope 1 and 2 emissions by 50% by 2030, compared with 2016 levels on a net basis, and 20% reduction of net carbon intensity of Scope 3 emissions by 2030 have been included in Shell's operating plan. Meeting the goals of the Paris Agreement requires the global economy to transform in a number of complex and connected ways. Shell will continue to revise its operating plan, price outlooks and assumptions as it moves towards net-zero emissions by 2050, in step with society..
Meeting the goals of the Paris Agreement requires the global economy to transform in a number of complex and connected ways. We continue to update our analysis and the corresponding price outlooks and business plans, in line with our strategy and in step with society.
As described in “Climate-related risks and opportunities identified by Shell over the short, medium and long term”, the low pricing outlooks could result in increased commercial, regulatory and societal risks, as well as transition opportunities. How these risks are prioritised is described in “Shell's processes for identifying and assessing climate-related risks”. Given our ambition to become a net-zero emissions energy business by 2050, in step with society, the use of low-pricing outlooks is a part of our resilience testing and resulting actions. Physical risk is expected to be more material in higher temperature scenarios.
RESILIENCE OF SHELL'S STRATEGY, TAKING INTO CONSIDERATION DIFFERENT CLIMATE-RELATED SCENARIOS, INCLUDING A TWO DEGREES CELSIUS OR LOWER SCENARIO
Shell’s financial strength and access to capital give us the ability to reshape our portfolio as the energy system transforms and demand changes. They also allow us to withstand volatility in oil and gas markets.
We are shifting capital from our Upstream business to our Transition and Growth businesses as the energy transition accelerates and we sell more low-carbon energy products. We aim to find the right balance between managing our Upstream assets – which will produce the returns needed to help us fund the transition – and investing in our Transition and Growth businesses. These businesses are essential to identify, build and scale up profitable projects that offer low-carbon energy solutions for our customers.

CLIMATE CHANGE AND ENERGY TRANSITION continued

Cash capital expenditure evolution

c
b
a
24%
44%
32%
45-50%
30-35%
~20%
2021
2025-2030
a Upstream
b Transition
c Growth

Operational expenditure evolution

c
b
a
28%
40%
32%
40-45%
35-40%
20-25%
2021
2025-2030
a Upstream
b Transition
c Growth

Key aspects of Shell’s financial resilience in the context of climate related impacts is assessed and described in more detail in Note 4 to the “Consolidated Financial Statements”. This provides an overarching summary of the key areas where climate change and the energy transition impact Shell’s financial statements.
Shell’s financial statements are based on reasonable and supportable assumptions that represent management’s current best estimate of the range of economic conditions that may exist in the foreseeable future. As referred to above, the medium pricing outlook informed by Shell’s scenario planning represents management’s best estimate.
Sensitivity analysis using external climate scenarios has been performed for the period covering asset life cycles. If these different price outlooks from external and often normative climate change scenarios were used, this would impact the recoverability of certain assets recognised in the Consolidated Balance Sheet as at December 31, 2021.
Price outlooks have been used as the basis for sensitivity analysis because oil and gas prices are one of the key assumptions that underpin Shell’s financial statements. Price outlooks reflect a broad range of factors, including but not limited to future supply and demand and the pace of growth of low-carbon solutions. Sensitivity of asset-carrying amounts to prices are under the assumption that all other factors in the models used to calculate impacts remain unchanged. Changes to prices are applied due to the significant impact on Shell’s business.
Sensitivity analysis has been performed using price outlooks from:
1.Average prices from four 1.5-2 degrees Celsius external climate change scenarios. In view of the broad range of price outlooks across the various scenarios, the average of four external price outlooks was taken from IHS Markit/ACCS 2021; Woodmac WM AET 2 degree; IEA NZE50; and IEA SDS.
Applying these prices to Integrated Gas assets of $65 billion and Upstream assets of $89 billion as at December 31, 2021, shows recoverable amounts that are $13-16 billion and $14-17 billion lower, respectively, than the carrying amounts as at December 31, 2021.
2. Hybrid Shell Plan and IEA NZE50: for this Shell’s mid-price outlook is applied for the next 10 years. Because of the greater uncertainty, the International Energy Agency (IEA) normative Net Zero Emissions scenario is applied for the period after 10 years. This weights less price-risk uncertainty to the first 10 years reflected in the operating plan period and applies more risk to the more uncertain subsequent periods.
Applying this priceline to Integrated Gas assets of $65 billion and Upstream assets of $89 billion as at December 31, 2021, shows recoverable amounts that are 10-12 billion and $5-6 billion lower, respectively, than the carrying amounts as at December 31, 2021.
In addition, further sensitivities are provided of -10% or +10% to Shell's medium pricing outlook, as an average percentage over the full period.
Applying -10% to Shell's medium pricing outlook to Integrated Gas assets of $65 billion and Upstream assets of $89 billion as at December 31, 2021, shows recoverable amounts that are $8-10 billion and $4-5 billion lower, respectively, than the carrying amounts as at December 31, 2021.
Applying +10% to Shell's medium pricing outlook to Integrated Gas assets of $65 billion and Upstream assets of $89 billion as at December 31, 2021, shows recoverable amounts that are $3-5 billion and $3-4 billion higher, respectively, than the carrying amounts as at December 31, 2021.
Note 4 to the “Consolidated Financial Statements” describes how Shell has considered climate-related impacts in key areas of the financial statements and how this translates into the valuation of assets and measurement of liabilities as Shell makes progress in the energy transition.
Items in Note 4 include: sensitivity analysis on asset-carrying values using price outlooks from external and often normative climate change scenarios; shifting trends in our portfolio, particularly exploration and evaluation, Upstream production and refineries; risks related to stranded assets; resilience of investments for transformation of the refining portfolio into five energy and chemical parks; forecasted taxable profits sufficient to recover deferred tax assets; dividend resilience; and limited risk on timing of decommissioning and restoration activities for Integrated Gas and Upstream.
To ensure the resilience of our Powering Progress strategy, our responses to the risks and opportunities identified are:
▪delivering through three strategic pillars – Upstream, Transition and Growth;
▪our sectoral decarbonisation approach – recognising that we need to work with our customers to identify low-carbon energy solutions for their energy demand; and
▪decarbonising our energy value chains and operations.

Delivering through three strategic pillars
One of the ways to address the resilience of our portfolio is to continue delivering through our three strategic business pillars: Upstream, Transition and Growth. Shell’s financial strength and access to capital give us the ability to reshape our portfolio as the energy system transforms and demand changes. It also allows us to withstand volatility in oil and gas markets. Our financial framework is based on sector-leading cash flow, continued capital discipline, capital flexibility and a strong balance sheet.
•Our Upstream pillar delivers the cash and returns needed to fund our shareholder distributions and the transformation of our portfolio, and provides vital supplies of oil and natural gas which the world needs today.
•Our Transition pillar comprises Integrated Gas, and our Chemicals and Oil Products businesses and it makes the products needed to enable the energy transition. It produces sustainable cash flow and gives us the asset infrastructure to support our investments in our Growth business.
•Our Growth pillar includes our service stations, sales of gasoline and diesel, fuels for business customers, power, hydrogen, biofuels, charging for electric vehicles, nature-based solutions, and carbon capture and storage. It focuses on working with our customers to accelerate the transition to net zero and is the foundation for the future businesses in Shell.
See "Strategy and outlook" for more information on page 20
Our sectoral decarbonisation approach
Changes to the supply of energy products and decarbonising the energy system require structural changes in the end-use of energy. This requires energy users to improve, update or replace equipment so that they can use carbon-based energy more efficiently, or switch to low- and zero-carbon energy.
For example, in the transport sector, decarbonisation includes replacing internal combustion engine vehicles with electric and hydrogen vehicles. In the industrial sector, replacing oil- and coal-fired furnaces with electrical furnaces would be one solution, carbon capture and storage is another. And in the buildings sector, replacing gas heating systems with electric heating systems would also contribute to decarbonisation.
Such structural changes will help to trigger transitions along the supply chain of individual sectors and across sectors, including the production of energy and emissions over time. The International Energy Agency (IEA) estimates that these changes in the end-use of energy will require substantial investment. Under the IEA’s Paris-aligned Sustainable Development Scenario, of the more than $1.5 trillion extra annual spending required on energy-sector investment, 55% will need to be spent on end-use or what is more commonly known as demand-side investment.
Transforming energy demand is the focus of our decarbonisation strategy. To transform demand, we are working with customers sector-by-sector across the energy system. We will change the mix of energy products we sell to our customers as their needs for energy change.
Because emissions resulting from customer use of our energy products make up the greatest percentage of Shell's carbon emissions, this is where we can make the greatest contribution to the energy transition, by increasing sales of low-carbon energy products and services. Today, we sell around 4.6% of final energy consumed in the world and produce around 1.4% of total primary energy. Our share of energy production may decline over the coming decades, but we intend to increase our share of low-carbon energy sales.
We have restructured our company so that we can better identify opportunities and the role that we can play in each sector to help transform demand. We are moving from an approach focused on types of products to one where our customer and account management is focused on sectors.
We have introduced a sector-based approach, so our businesses can help drive the decarbonisation of the sectors they cover such as aviation, commercial road transport, passenger transport, shipping, technology and industry. We will build on our existing relationships across each sector, with consumers, infrastructure owners, other suppliers and policymakers to help to accelerate change.
A key theme running through the whole of our strategic approach to climate change is to work collaboratively. We aim to make strategic alliances with customers, other companies and entire sectors so we and they can make profitable progress towards net zero.
For example, we are working with Swiss food and drinks group Nestlé to reduce emissions across the full cycle of their products, from increasing agricultural yields with high performance fertilisers, to providing renewable energy for the manufacturing process and providing low-carbon fuels for transport.
We continue to engage with the Science Based Targets initiative (SBTi), and we are a member of its Technical Working Group that is currently working to define its methodology to set science-based targets for the oil, gas and integrated energy sector.
As a founding member of the Oil and Gas Climate Initiative (OGCI) we are part of a group of 12 national and international energy companies. OGCI supports the climate goals of the UN Paris Agreement and recognises that collective actions, such as the reduction in methane emissions and accelerating the deployment of carbon capture and storage, will help drive the energy transition.
Decarbonising our energy value chains and operations
We plan to keep customers at the centre of our strategy as we decarbonise our energy value chains and operations. We will seek to base our actions on a deep understanding of the decarbonisation strategies and plans of the users of our energy products. In accordance with our energy transition strategy, the 10 ways below support our net-zero emissions ambition, including changing our product mix to lower-carbon intensity energy products:
▪developing our low-carbon Power business through wind and solar;
▪transforming refineries into energy and chemicals parks;
▪providing low-carbon fuels;
▪producing and selling hydrogen;
▪providing electric vehicle charging;
▪shifting to natural gas;
▪using nature-based solutions;
▪developing carbon capture and storage (CCS);
▪research and development contributing to decarbonisation; and
▪pursuing operational efficiency in our assets.

CLIMATE CHANGE AND ENERGY TRANSITION continued
CLIMATE RISK MANAGEMENT
SHELL’S PROCESSES FOR IDENTIFYING AND ASSESSING CLIMATE-RELATED RISKS

Identifying climate-related risks
As discussed in "Energy transition strategy", Shell considers climate change and GHG emissions, referred to as "Rising concerns about climate change and effects of energy transition", as a material risk factor. We monitor the risk related to climate change and GHG emissions across four components:
▪commercial risks;
▪regulatory risks;
▪societal risks (including litigation risk); and
▪physical risks.
These components are monitored and assessed on an integrated basis, necessitated by the interdependence of the risks and the related actions. The different components pose different kinds of exposures spanning different time horizons. Similarly, the risk responses for the different components of the risk are also planned by taking a holistic view.
For example, the increasing cost of complying with emission limits in some regions is a regulatory risk that may require operational responses in the near term. The reduction in demand for legacy hydrocarbons is a commercial risk that is likely to have a medium- to long-term impact, demanding changes to our strategic portfolio and business models. The risk of physical impacts of climate change is likely to occur in the medium and long term and would require actions to mitigate adverse impacts to our assets and supply chain. As an example, the transformation of our refineries into energy and chemicals parks mitigates our operational emissions exposure risk, medium- to long-term commercial risks and allows us to plan for other future adaptation measures. This highlights our integrated approach to risk management.
These integrated assessments and the resulting changes in our strategy ensure we manage our aggregate climate change risk within our overall risk appetite over different time horizons.
Shell’s processes for identifying and assessing risks are part of our Shell Control Framework.
Our risk management procedures that help us identify climate-related risks and opportunities include:
▪monitoring external developments, such as the announcements made at COP26 in November 2021;
▪evaluating the status of risk indicators, which illustrate how well we are managing each component of the risk related to climate change and GHG emissions; and
▪learning from incidents and assurance review findings.
We use these procedures to identify risks relating to climate change and GHG emissions, which in turn enables us to determine their significance, both individually and relative to other risks.
Assessing climate-related risks
Processes within the Shell Control Framework that help us assess each identified risk include the evaluation of its impact, likelihood and the level of risk we are willing to accept.
When assessing the likelihood of a risk occurring, we consider factors such as our ability to prevent the risk happening, and whether the risk has materialised in the past.
When assessing the potential impact of a risk, we consider the financial consequences and how it might affect more qualitative aspects, such as our reputation, our ability to comply with regulations, and possible damage to health, safety, our assets and the environment. The impact and hence, materiality of a risk is based on how critical it could be to our business model.
As Shell has operations both onshore and offshore, the potential physical impacts of climate change are also important for us to manage. In this respect, we consider the physical risks to our assets and facilities to ensure they can operate and be accessed safely under extreme weather conditions The physical risks are assessed at an asset level. Metocean (meteorology and oceanography) engineering experts assess and monitor the physical risks and logistical activities for certain of our assets. These studies aim to ensure our operations are safe and that our facilities can be accessed safely under extreme conditions
As we operate in multiple countries globally, societal risks are material as they are directly linked to our licence to operate in these countries.
The impact and likelihood assessment helps us to prioritise risks and determine their relative materiality, based on a comprehensive picture of all significant risks in the context of the objectives of the relevant business.
To support our risk assessments, we also seek to establish our risk appetite, which is the level of risk that we are willing to accept in pursuit of Shell’s strategy and objectives. We consider the amount of resources – such as financial resources, people, processes, systems and controls – that we are willing and able to allocate to manage each risk in pursuit of our objectives. We also consider the impact to Shell’s overall risk profile, such as the change in our overall risks and returns as we develop our Renewables and Energy Solutions businesses and pivot away from our Upstream business.
The impact and likelihood assessment, combined with risk appetite, determines the type of risk responses, such as controls and assurance activities, that may be required to manage each risk.
Possible responses include:
▪accepting the risk without any further action;
▪mitigating or reducing the risk with appropriate controls, supported by assurance activities;
▪transferring the risk, for example to insurance providers where appropriate; and
▪altogether stopping or forgoing the activity that gives rise to the risk.
In determining our risk responses, we always seek to comply with our Code of Conduct and other boundaries, such as our financial framework, which set the aggregate level of risk appetite that could be sustained. The financial framework considers boundaries such as net debt levels and our credit rating.
We note that the majority of our emissions are our Scope 3 customer emissions which are outside of our direct control. In recognition of this, we have put customers at the centre of our Powering Progress strategy, partnering with others to reduce carbon emissions, sector-by-sector.

Classifications of risks
We identify and assess risks across the Group in terms of three distinct categories:
▪strategic risks: we consider current and future portfolio issues, examining parameters such as country concentration or exposure to higher-risk countries. We also consider long-range developments in order to test key assumptions or beliefs in relation to energy markets.
▪operational risks: we consider material operational exposures across Shell’s entire value chain which provides a more granular assessment of key risks that the organisation is facing.
▪conduct and culture risks: we consider alignment of our policies, practices and behaviours against our purpose and core values.
The four sub-components of risk related to climate change and GHG emissions – commercial, regulatory, societal including litigation, and physical risk – are assessed using the above categories to ensure that we maintain strategic resilience, have robust day-to-day operational risk responses and that responses align with Shell’s purpose and core values.

SHELL'S PROCESSES FOR MANAGING CLIMATE-RELATED RISKS
Our climate-related risk management process is carried out at Group level, at business, function and asset level which includes projects.
We apply the Shell Control Framework to ensure that we effectively manage our climate-related risks at all these levels. The framework includes:
▪mandatory risk standards and manuals;
▪project-level risk management processes;
▪management and Board review;
▪internal audits and investigations; and
▪annual attestation processes.
Mandatory risk standards and manuals
We have mandatory standards and manuals which establish the requirements on how to effectively manage material risks including the operation of appropriate controls. Our standards and manuals also provide guidance on how to monitor, communicate and report changes in the risk environment. These documents aim to:
▪ensure consistent management and assessment of climate risk across Shell;
▪clarify expectations for risk management and reporting, including roles and responsibilities of the risk owners;
▪clarify types of assurance activities that may be applicable;
▪strengthen decision-making by ensuring that businesses have better awareness and understanding of climate risks (including their likelihood and potential impact) and mitigation plans; and
▪enable integration of Shell’s reporting.
We periodically review and, if necessary, update our standards and manuals in light of developments in risks associated with climate change. Our approach continues to evolve as we increase our understanding of changing policies and the differing pace of energy transition in different regions.
Project-level risk management processes
At a project level, assessing climate-related risks is an important part of making initial investment decisions. To support project-level risk management, projects of a certain size or which carry unusual risks are required to follow Shell’s Opportunity Realisation Standard, which sets out the rules for managing and delivering opportunities in the organisation. Each project is assisted by experts from our global subject matter groups during their development, implementation and operation.
Projects under development that are expected to have a material greenhouse gas impact must meet our internal carbon performance standards or industry benchmarks. This indicates that they will be able to compete and prosper in a future where society aims to limit overall carbon emissions.
Our performance standards are used for measuring a project’s average lifetime GHG-intensity or energy efficiency per asset type. Applying these criteria ensures that our projects can compete and prosper in the energy transition. An exception process is in place to manage specific incidental cases. The reporting year 2021 was the first full year of implementation of performance standards across our Upstream and Transition pillars. The performance standards for the Growth businesses are under development.
The performance standards are approved by the Executive Vice President accountable for implementation in the relevant businesses, and by the Executive Vice President Safety, Environment and Asset Management.
Projects with a material greenhouse gas footprint that meet the performance standards or industry benchmarks will often set more ambitious emissions targets for themselves that then are approved by the Executive Vice President Safety, Environment and Asset Management at certain defined stages. The respective project’s GHG abatement plan helps to determine the nature of these targets, and we assess the effects of a project's emissions alongside economic and technical design factors.
We estimate the future GHG emissions of projects in two ways. We apply the performance standards, and we consider the GHG emissions from the use of the products that are to be manufactured. These assessments can lead to projects being stopped or designs being changed.
We expect the performance standards to evolve as our portfolio changes in the energy transition.
Management and Board reviews
Management and the Board perform regular reviews of the risk of climate change and GHG emissions to ensure awareness of emerging issues that impact our strategy and to ensure the effectiveness of our responses in managing this risk at a more granular, operational level. For example, as part of the annual strategic planning cycle, the Executive Committee and the Board assess how climate and GHG emissions may affect the pace of the energy transition and the long-term implications for Shell’s current portfolio.

CLIMATE CHANGE AND ENERGY TRANSITION continued
In addition, at an operational level, each business and function regularly reviews its risk profile, risk responses and assurance activities throughout the year to ensure climate-related risks are managed effectively. These insights are used to provide the Executive Committee and Board with an update twice a year on the operational management of climate change and GHG emissions risks. During these updates, the Executive Committee and Board consider the significance of the climate change and GHG emissions risks relative to other risks on the Group risk profile and review whether our risk responses are effective in addressing the four sub-components of the climate change and GHG emissions risk. Where necessary, Board reviews are further supplemented by additional in-depth reviews with the relevant management teams.
Our management reviews help us to update Shell’s forward-looking plans and guide our day-to-day operational decisions such as maintenance schedules and our risk response plans.
Internal audits and investigations processes
Shell’s Internal Audit and Investigations (SIAI) team provides independent and objective assurance and advises management and the Board on the adequacy and effectiveness of our risk management and internal controls.
For example, in relation to our climate ambitions, SIAI conducted four GHG audits during 2021 to test whether controls are adequately designed and operating effectively to mitigate the identified risks. The controls tested covered GHG emissions measurement and reporting, abatement projects and GHG forecasts. In addition, a SIAI-led Shell Energy audit focused on the reported gas and electricity volumes used for net carbon intensity calculations and reporting.
Annual attestation processes
On an annual basis, each business director is required to provide an annual attestation of their business’ compliance with our Health, Safety, Security, Environment and Social Performance (HSSE & SP) Control Framework and to report this to Shell’s CEO. This includes the assessment of the effectiveness of the internal controls in managing climate-related risks.

Project-level risk management in action
During project development stages, we consider ways to reduce GHG emissions and whether to include them in the design. Measures considered and adopted in 2021 included:
▪flaring reduction:
–Gbaran asset, Nigeria: improvement project including flare reduction and improved efficiency of power system;
▪CCS capabilities;
▪exclusion of high-intensity process equipment;
▪using renewable energy; and
▪electrification:
–Timi, Malaysia: financial investment decision (FID) taken on fully electrified wellhead platform for gas production;
–Linnorm, Norway: plan evolves full electrification of a gas production platform; currently past conceptual design phase and expected to take FID in 2022; and
–F6 Vlap, Malaysia: conceptual planning completed, aimed at implementing an extension of existing platform with improved power production to reduce GHG intensity. The FID is expected in 2022.
We also include considerations of potential physical climate change risks in the internal Design and Engineering Practice (DEP) requirements for new projects.

Physical risk management in action
In addition to the steps we are taking to manage climate-related risks and opportunities, we are also adapting to the changing physical risk environment. An example is:
Port Fourchon Junction, USA, (comprising two Shell-operated ventures, with Shell interest of 75% in the Amberjack Pipeline Company and 71% in Mars Oil Pipeline Company).
The Port Fourchon Junction facilities are located in the Mississippi Delta, one of the world's most vulnerable low-elevation coastal zones. These facilities are highly exposed to storm surge and wave-induced inundation under hurricanes which regularly visit the Gulf of Mexico. Another important factor is that the area experiences one of the largest rates of subsidence in the world, which, combined with sea level rise, could increase the site vulnerability in the coming decades. In 2021, Shell assessed the present and future scenarios of subsidence and sea level rise under extreme metocean conditions induced by hurricanes and their impact on Port Fourchon Junction. This led to a new project involving infrastructure changes. In 2021, it was developed past the conceptual design phase and is expected to take FID in 2022. The scope should allow for continued safe operations and accessibility to the location under different extreme circumstances which involves relocation of assets and raising all equipment as per metocean experts' recommendations.

INTEGRATION OF THE CLIMATE-RELATED RISK MANAGEMENT PROCESS INTO SHELL'S OVERALL
RISK MANAGEMENT
As described above, our climate-related risk management process follows the approach set out by the Shell Control Framework, ensuring that it is integrated in the overall risk management processes of the Group.
Climate-related risks are considered from a strategic and operational perspective to ensure we maintain a comprehensive view of the different types of climate risks we face and the different time horizons in which they may affect us.
The monitoring and review of risks is a key risk management process in Shell. The Executive Committee and the Board regularly review climate-related risks against the Group's operational and strategic risk profile. This allows management to take a holistic view and to optimise risk mitigation responses, to ensure that climate-related risk responses are properly integrated into the relevant businesses’ and functions’ activities.

CLIMATE-RELATED METRICS AND TARGETS
METRICS USED BY SHELL TO ASSESS CLIMATE-RELATED RISKS AND OPPORTUNITIES IN LINE WITH ITS STRATEGY AND RISK MANAGEMENT PROCESS
This section describes our energy product and carbon emissions performance and metrics linked to our material climate transition risks and opportunities.
We must decarbonise our portfolio and operations in order to mitigate climate risks and seize opportunities in the energy transition. Key metrics we use to track progress against our energy transition strategy are the net carbon intensity of our portfolio and our absolute emissions.
The other material climate-related risk relates to Shell’s physical risk exposure. Currently, this response is managed at an asset level. We are continuing to establish a structured process for managing the physical risk of climate change across the Group. The process may include consideration of additional metrics and targets to monitor physical risk exposure.
Our overall climate target is to become a net-zero emissions energy business by 2050, in step with society. It includes net-zero emissions from our operations (Scope 1 and 2 emissions), as well as net-zero emissions from the end-use of all the energy products we sell (scope 3 emissions). We have set short, medium and long-term targets to track our performance against our overall climate target over time.
We believe our total absolute emissions peaked in 2018 at 1.73 gigatonnes of carbon dioxide equivalent (GtCO2e) and our overall climate target means we will have to bring that down to absolute net-zero emissions by 2050, in step with society.
In October 2021, in support of our 2050 net-zero emissions target, we set a target to reduce Scope 1 and 2 absolute emissions from assets and activities under our operational control (including divestments) by 50% by 2030 compared with 2016 levels on a net basis. We monitor our progress against these targets using the key metrics described below.

Climate-related targets summary

	REFERENCE YEAR AND TARGET TYPE	2021 ACTUAL PERFORMANCE	2022 – 2024	2025	2030	2035	2050
Net Carbon Intensity [A]	2016 intensity	2.5% reduction	3-4% by 2022 6-8% by 2023 9-12% by 2024		20%	45% [E]	Net zero [E]
Absolute emission Scope 1 & 2 [B]	2016 absolute	18% reduction			50%		
Routine flaring	absolute emissions	0.2 million tonnes hydrocarbons flared		eliminated			
Methane emissions [C]	intensity	0.06%		below 0.2%			
Scope 3 [D]	2016 absolute	1,299 million tonnes CO_2e					

[A] Our total emissions (Scope 1, 2 and 3 equity boundary) peaked in 2018 at around 1.73 gigatonnes of carbon dioxide equivalent ($GtCO_2e$) per annum.
[B] Operational control boundary.
[C] Overall methane emissions intensity for facilities with marketing gas.
[D] Indirect GHG emissions (Scope 3) based on the energy product sales included in Net Carbon Intensity (NCI) using equity boundary.
[E] We aim to achieve these targets in step with society.

CLIMATE CHANGE AND ENERGY TRANSITION continued
Net carbon intensity
Shell’s net carbon intensity is the average intensity, weighted by sales volume, of the energy products sold by Shell. It is tracked, measured and reported using the Net Carbon Footprint (NCF) methodology.
We have received third-party limited assurance on our carbon intensity, measured and reported using the Net Carbon Footprint methodology, for the period 2016 to 2021.

Scope of Net Carbon Intensity

Emissions from energy products included within the Net Carbon Footprint methodology

Production
Processing
Distribution and sales
Use of our energy products
Third-party crude oil
Third-party products
Own oil and gas production
a
Refining
Sales
c
Oil products
Natural gas
Liquefied natural gas (LNG)
GTL
Processing, liquefaction, gas-to-liquids (GTL)
Sales
b
Third-party gas
Third-party products
Third-party power
d
Renewable energy
Sales
Power
Gas production
Power plant
Renewable raw materials
Processing
Sales
Biofuels
Third-party biofuels
Scope includes Shell's CO_2 sinks such as carbon capture and storage (CCS) and nature-based solutions (NBS)
a Emissions from bringing own products to market
b Emissions from bringing third-party products to market
c Emissions from use of sold products
d Power distribution

Performance – net carbon intensity (NCI)
In 2021, Shell’s NCI was 77 grams of carbon dioxide equivalent per megajoule of energy (gCO2e/MJ), a 2.7% increase from the previous year and a 2.5% reduction compared with 2016, the reference year. The increase in Shell’s NCI in 2021 was largely due to the introduction of an improved approach for the estimation of the emissions intensity of power sold by Shell. The new approach is based on categorising power sales as certified renewable, own generation or power purchase agreement, or power purchased from the grid. Intensities are then assigned to each power sales category, allowing a better estimate of the overall intensity of power sold by Shell.

NCI reference year: 2016 (equity control boundary)		2021	2020	2019	2016
NCI [E]	gCO2e/MJ	77	75	78	79
Estimated total energy delivered by Shell [A]	trillion (10^12) MJ	17.89	18.40	21.05	20.93
Estimated total GHG emissions included in NCI (net) [B]	million tonnes CO2e	1,375	1,384	1,646	1,645
Carbon credits	million tonnes CO2e	5.1	3.9	2.2	0.0
Estimated total GHG emissions (gross) [C][D]	million tonnes CO2e	1,381	1,388	1,648	1,645
[A] The NCI calculation uses Shell’s energy product sales volume data, as disclosed in the Annual Report and Sustainability Report. This excludes certain contracts held for trading purposes and reported net rather than gross. Business-specific methodologies to net volumes have been applied in oil products and pipeline gas and power. Paper trades that do not result in physical product delivery are excluded. Retail sales volumes from markets where Shell operates under trademark licensing agreements are also excluded from the scope of Shell´s carbon intensity metric.
[B] These numbers include well-to-wheel emissions associated with energy products sold by Shell, on an equity boundary; they also include the well-to-tank emissions associated with the manufacturing of energy products by others that are sold by Shell. Emissions associated with the manufacturing and use of non-energy products are excluded.
[C] All figures are disclosed without significant decimal places, and hence include rounding.
[D] While the NCI is an intensity measure and not an inventory of absolute emissions, a notional estimate of the amount of GHG emissions covered by the scope of the NCI calculation can be derived from the final NCI value for any year. Similarly, a fossil-equivalent estimate of the total amount of energy sold included in the calculation can also be determined.
[E] Acquisitions and divestments are included in the actual performance tracking with the target and baseline year unchanged. Note that acquisition and divestments could have a material impact on meeting the targets.
As we implement our Powering Progress strategy, we are increasing the share of lower-carbon products in our energy product sales, which should result in a reduction in our NCI.
Our ability to change the emissions intensity of each energy product varies depending on the product type:
▪For hydrocarbon fuels, emissions from end-use by customers are by far the biggest contributors to the carbon intensity of the product. As a result, the emissions intensity of hydrocarbon fuels is expected to stay relatively unchanged over time. This is why we are focused on helping our customers decarbonise.
▪This contrasts with the emissions intensity of power, which can be highly variable depending on how it has been generated. To a lesser extent, there is also a contrast between hydrocarbon fuels and biofuels, which can vary significantly in intensity depending on the feedstock and production process used.
▪The proportion of our renewable power sales and the generation mix in countries where we sell power to the market both affect Shell’s overall power mix and its resulting emissions intensity.
The biggest driver for reducing our NCI is increasing the share of lower-carbon products in our energy product sales.
SCOPE 1, SCOPE 2, AND SCOPE 3 GREENHOUSE GAS (GHG) EMISSIONS, AND THE RELATED RISKS
Shell’s target is to be a net-zero emissions energy business by 2050, in step with society. This means we must therefore report our performance against our operational Scope 1 and 2, and Scope 3 emissions. Scope 1, 2 and 3 emissions are among the metrics we use to mitigate climate risks and seize opportunities in the energy transition, as described in the section above.
Shell’s absolute emissions in 2021
In 2021, our total combined Scope 1 and 2 absolute GHG emissions (from assets and activities under our operational control) were 68 million tonnes on a CO2 equivalent basis, a 4% reduction compared with 2020, and an 18% reduction compared with 2016, the base year. Our Scope 3 emissions from energy products included in our net carbon intensity were 1,299 million tonnes CO2e.

	Absolute emissions [D], [F] million tonnes of CO2e				Targets [E]
Scope	2016	2019	2020	2021	Target 2030	Target 2050
Scope 1 [A]	72	70	63	60	50% reduction compared with 2016 levels on a net basis	0
Scope 2 [B]	11	10	8	8		0
Scope 3 [C]	1,545	1,551	1,305	1,299	No target	0
[A] Total direct (Scope 1) GHG emissions from assets and activities under our operational control. It includes emissions from production of energy and non-energy products.
[B] Total indirect GHG emissions from imported energy (Scope 2) from assets and activities under our operational control using the market-based method. It includes imported energy used for production of energy and non-energy products. We have restated our 2020 emissions from 9 to 8 million tonnes CO₂e following a correction of an efficiency factor for steam at one of our assets and a revision to how internal energy transfers of steam and electricity were accounted for at several of our assets to remove double-counting between Scopes 1 and 2.
[C] Indirect GHG emissions (Scope 3) based on the energy product sales included in Net Carbon Intensity (NCI) using equity boundary. The NCI calculation uses Shell’s energy product sales volume data, as disclosed in the Annual Report and Sustainability Report. This excludes certain contracts held for trading purposes and reported net rather than gross. Business-specific methodologies to net volumes have been applied in oil products and pipeline gas and power. Paper trades that do not result in physical product delivery are excluded. Retail sales volumes from markets where Shell operates under trademark licensing agreements are also excluded from the scope of Shell´s carbon intensity metric.
[D] Carbon credits are not included in the total emissions.
[E] Our 2030 and 2050 targets are on the net basis (i.e., including carbon credits). Acquisitions and divestments have been included in the actual performance tracking with the target unchanged. Note that acquisition and divestments could have a material impact on meeting the targets.
[F] Oil and gas industry guidelines from the International Petroleum Industry Environmental Conservation Association (IPIECA) indicate that several sources of uncertainty can contribute to the overall uncertainty of a corporate emissions inventory. We have estimated the overall uncertainty for our direct GHG emissions (scope 1) to be around 4% and for our energy indirect GHG emissions (scope 2) to be around 6% for 2021 (same for location and market-based methods). IPIECA also note that due to the diversity of scope 3 emissions, sources and the fact that these emissions occur outside the company’s boundaries, the emissions estimates may be less accurate or may have high uncertainty.

The Scope 3 emissions from the energy products we sell account for the majority of our total emissions. When we calculate our emissions, we include emissions not only from the products that we produce ourselves but also from the oil and gas that others produce and resell as products to our customers. Altogether, we sell more than three times more oil and gas products than the oil and gas we extract ourselves. Therefore, to account for Shell’s full effect, we have to include everything we sell in the measurement of our carbon emissions as shown in the charts on page 89.

CLIMATE CHANGE AND ENERGY TRANSITION continued

Share of energy delivered per energy product type [A]-[F]

e
d
c
b
a
7%
1%
14%
24%
54%
2016
9%
1%
18%
17%
56%
2019
12%
1%
19%
21%
47%
2020
12%
1%
18%
25%
45%
2021

a Oil products and gas-to-liquids (GTL) (carbon intensity in 2021 was 91 gCO_2e/MJ)
b Gas (carbon intensity in 2021 was 66 gCO_2e/MJ)
c Liquefied natural gas (LNG) (carbon intensity in 2021 was 70 gCO_2e/MJ)
d Biofuels (carbon intensity in 2021 was 41 gCO_2e/MJ)
e Power (carbon intensity in 2021 was 66 gCO_2e/MJ)

[A] Percentage of delivered energy may not add up to 100% because of rounding.

[B] Total volume of energy products sold by Shell, aggregated on an energy basis, with electricity represented as fossil equivalents. This value is derived from energy product sales figures disclosed by Shell in the Annual Report, Form 20-F and the Sustainability Report.

[C] Lower heating values are used for the energy content of the different products and a fossil-equivalence approach is used to account for electrical energy, so that it is assessed on the same basis as our other energy products.

[E] In 2021, emissions included in carbon intensity of power have been calculated using the market-based method.

[F] The carbon intensity of biofuels provided in the graph "Share of energy delivered per energy product type" reflects the global average for biofuels sold by Shell for 2021.

We undertake external verification of our GHG emissions annually. Our Scope 1 and 2 GHG emissions from assets and activities under our operational control and Scope 3 emissions included in our NCI have been verified to a level of limited assurance.
Drivers of absolute Scope 1 and 2 emissions change in 2021
Our direct GHG emissions (Scope 1) (consolidated using the operational control boundary) decreased from 63 million tonnes of carbon dioxide equivalent (CO2e) in 2020 to 60 million tonnes CO2e in 2021, driven by several factors including:
▪the shutdown of the Convent refinery, USA, in late 2020;
▪downtime at the Norco site, USA, due to impacts from Hurricane Ida;
▪divestments in 2020 and 2021 (e.g. the Martinez and Puget Sound refineries in the USA, and the Fredericia refinery in Denmark);
▪sustained emissions reductions (performance against our scorecard and additional reductions as discussed below (page 93); and
▪reductions in methane emissions.
These decreases were partly offset by higher emissions due to the restart of the Prelude FLNG facility in Australia and increased flaring in facilities operated by Shell Nigeria Exploration and Production Company Limited (SNEPCo) in Nigeria.
Total routine hydrocarbons flaring reduced from 0.3 to 0.2 million tonnes of hydrocarbon flared from 2020 to 2021.
Around 60% of flaring in our Upstream and Integrated Gas facilities in 2021 occurred in assets operated by the Shell Petroleum Development Company of Nigeria Limited (SPDC) and SNEPCo. We will continue to work in close collaboration with joint-venture partners and the Federal Government of Nigeria to make progress towards the objective of ending the continuous flaring of associated gas.
Our target to keep methane emissions intensity below 0.2% was met in 2021 with Shell’s overall methane emissions intensity at 0.06% for facilities with marketing gas and 0.01% for facilities without marketing gas. We believe our methane emissions are calculated using the best methods currently available. This target covers all Shell-operated oil and gas assets in our Upstream and Integrated Gas businesses. Methane emissions include those from unintentional leaks, venting and incomplete combustion, for example in flares and turbines
Our indirect GHG emissions associated with imported energy (Scope 2) (consolidated using the operational control boundary) were 8 million tonnes CO2e in 2021, (using the market-based method), the same as in 2020.

Drivers of absolute Scope 3 emissions change in 2021
Emissions associated with the use of our energy products, Scope 3 emissions, account for the vast majority of our carbon emissions related to energy products. Our total Scope 3 emissions from energy products are largely unchanged from last year. The decrease in 2020 from 2019 mainly relates to a decrease in demand for oil products given market conditions in 2020, and a decrease related to volumes associated with additional contracts being classified as held for trading purposes with effect from January 2020.
Our strategy is based on working with our customers, sector-by-sector, to address the emissions from the use of our products and to help them find ways to reduce their emissions and overall carbon footprint to net zero by 2050.
TARGETS USED BY SHELL TO MANAGE CLIMATE-RELATED RISKS AND OPPORTUNITIES AND PERFORMANCE AGAINST TARGETS
Shell’s material climate-related risks and opportunities are set out in the “Climate-related risks and opportunities identified by Shell over the short, medium and long term” section. Our response to the transition risk focuses on decarbonising our value chain. Our climate targets are focused on reducing our net carbon intensity as well as our absolute emissions.
NCI target-setting
Tackling climate change is an urgent challenge. But only a transformation of the global economy and the energy system that supports it will stop the world adding to the total amount of greenhouse gases in the atmosphere, achieving what is known as net-zero emissions. That is why, for our part, Shell has set a target to become a net-zero emissions energy business by 2050, in step with society’s progress in achieving the goal of the Paris Agreement on climate change.
We believe our targets support the more ambitious goal of the Paris Agreement: to limit the increase in the global average temperature to 1.5°C above pre-industrial levels. Our net-zero target is aligned with the findings of the Intergovernmental Panel on Climate Change (IPCC),
which concluded that the world must reach net-zero carbon emissions by around 2050 to limit global warming to 1.5°C and avoid the worst effects of climate change.
As there is no established standard for aligning an energy supplier’s decarbonisation targets with the temperature goal of the Paris Agreement, we have developed our own approach to demonstrate that our carbon intensity targets are aligned with the 1.5°C goal. We set our targets using scenarios taken from a database developed for the IPCC Special Report on Global Warming of 1.5°C. We started with the complete range of IPCC 1.5°C scenarios, then chose scenarios that focused on earlier action and placed less reliance on the use of carbon sinks. We then calculated the carbon intensity of each of the selected scenarios and, after removing outlying values, used the resulting range of intensities to produce the final 1.5°C pathways used to set our targets.
To become a net-zero emissions energy business, we must reduce emissions from our operations, and from the fuels and other energy products such as electricity that we sell to our customers. We must also capture and store remaining emissions using either technology or natural carbon sinks.
Shell will work with our customers to help them accelerate their transition by providing low- and zero-carbon energy products and services. If they are not able to accelerate their transition, we will help our customers in other ways by providing high-quality, nature-based solutions to offset any unavoidable emissions. We know that even though we offer this service, our customers may choose to source offsets from other companies.
Today, it is not possible for energy companies and their customers to jointly account for actions to reduce emissions. We will work with partners towards changing accounting and reporting protocols and developing new systems for suppliers and users of energy to exchange information about steps they are taking to reduce their emissions. These changes will take time to put into practice, and we reflect this in our targets which before 2035 include only mitigation actions directly involving Shell.

CLIMATE CHANGE AND ENERGY TRANSITION continued
Linking Shell’s emissions targets to remuneration policies
We have established remuneration policies which are designed to support us in achieving our short-term climate targets:
▪remuneration linked to net carbon intensity targets;
▪remuneration included in the 2021 annual scorecard against Scope 1 and 2 GHG intensity targets; and
▪remuneration included in the 2021 annual scorecard linked to sustained absolute emission reductions from GHG abatement projects.
See also "Directors' Remuneration Report on page 157.
Remuneration linked to net carbon intensity targets
We have linked our target to reduce the carbon intensity of our energy products to our 2021 LTIP awards for Executive Directors and senior executives and our Performance Share Plan awards made to around 16,500 employees globally.
2021 equity control basis

	2021 Target	2021 Performance	2021 Status
NCI reduction against 2016 reference year value of 79 grams of carbon dioxide equivalent per megajoule (gCO2e/MJ)	2-3%	77	achieved
The reduction of Shell’s NCI from 79 gCO2e/MJ in 2016 to 77gCO2e/MJ in 2021 means that we have achieved our first short-term target of a 2-3% reduction in NCI by the end of 2021. The reduction of Shell’s NCI over this period has largely been driven by a reduction in oil product sales combined with growth in power sales.

	2021 Target	2021 Performance	2021 Status
Growing a material power business
New market entries for direct power sales to end customers	2	1	not achieved
Secure renewable power generation capacity options
Options created for generation capacity	5-10 GW	25.6 GW	achieved
Post-FID capacity	2 - 4 GW	2.6 GW	achieved
Investment in energy access customers	$200m	$69m	not achieved
Commercialise advanced biofuels technology
Technologies at TRL8 or Shell investment in a commercial scale advanced biofuels project	1	2	achieved
Develop emissions sinks
FID on NBS origination projects verified by recognised carbon credit standards	4-8	9	achieved
FID on Carbon capture, utilisation and storage	1	1	achieved

Remuneration included in 2021 annual scorecard against Scope 1 and 2 GHG intensity targets
Our annual bonus scorecard for senior management also affects remuneration for almost all of Shell’s employees. Our 2021 scorecard included three GHG intensity metrics covering over 75% of Scope 1 and 2 GHG emissions under operational control. They are summarised below.
2021 Scorecard: Scope 1 and 2 GHG intensity targets - operational control

	2021 Target	2021 Performance	2021 Status
Upstream and Integrated Gas tonnes CO2e/tonne of oil and gas available for sale (excluding Prelude floating liquefied natural gas (FLNG) facility) [A]	0.152	0.17	not achieved
Refining tonnes of CO2e as per Solomon's Utilised Equivalent Distillation Capacity (UEDCᵀᴹ) [A]	1.03	1.05	not achieved
Chemicals tonnes CO2e/tonne of high value chemicals [A]	0.97	0.95	achieved
[A] Acquisitions and divestments are included in the actual performance tracking with the target unchanged. Note that acquisition and divestments could have a material impact on meeting the targets set for the scorecard.
We successfully reduced our chemicals emissions intensity to below target intensity, from 0.98 in 2020 to 0.95 in 2021. This was in part driven by sustained good reliability at our Bukom chemical plant in Singapore.
Upstream and Integrated Gas emissions intensity increased from 0.16 in 2020 to 0.17 in 2021. This was partly due to below-plan production at several of our assets. The intensity number for 2021 excludes the Prelude floating liquefied natural gas (FLNG) facility. Refining emissions intensity remained unchanged at 1.05 in 2020 and 2021. The Refining GHG emission intensity was below target partly due to the impact of the February winter freeze and Hurricane Ida on our refineries in the USA. We are taking steps to continue working on measures to drive reductions in GHG intensity.
Remuneration included in 2021 annual scorecard linked to sustained absolute emissions reductions from GHG abatement projects
There was one main absolute target linked to remuneration. This was set out in our 2021 annual scorecard which included a target of 224 thousand tonnes of carbon dioxide equivalent (ktCO2e) sustained emissions reductions from GHG abatement projects. This was included in our annual scorecard to further emphasise the importance of achieving progress in the energy transition in our own operations.
See also "Annual Report on Remuneration" on page 164

2021 scorecard: Scope 1 sustained emissions reductions - operational control

	2021 Target	2021 Performance	2021 Status
Sustained emissions reductions from delivered GHG abatement projects in ktCO2e	224	279	achieved
We have exceeded this target with 279 ktCO2e of sustained emissions reductions, by implementing projects across a range of assets that we operate. We have also delivered around 3.6 million tonnes of other GHG reductions (not included in the scorecard). These reductions include GHG abatement projects and emissions reductions from permanent shutdowns and conversions of our facilities. Examples include flaring reduction and energy efficiency projects. The above reductions do not include 1.05 million tonnes of CO2 captured and sequestered by our Quest CCS project in Canada in 2021.
Basis of preparation – net carbon intensity
Shell’s net carbon intensity (NCI) provides an annual measure of the life-cycle emissions intensity of the portfolio of energy products sold. The intended use of the NCI metric is to track progress in reducing the overall carbon intensity of the energy products sold by Shell, as described in Shell’s climate target. The NCI is calculated on a life-cycle basis and as such includes GHG emissions – on an equity basis – from several sources, including:
▪direct GHG emissions from Shell operations;
▪indirect GHG emissions from generation of energy consumed by Shell; and
▪indirect GHG emissions from the use of the products we sell.
Emissions from other parts of the product life cycle are also included, such as those from the extraction, transport and processing of crude oil, gas or other feedstocks and the distribution of products to our customers.
Also included are emissions from parts of this life cycle not owned by Shell, such as the extraction of oil and gas processed by Shell but not produced by Shell; or from the production of oil products and electricity marketed by Shell that have not been processed or generated at a Shell facility.
Emissions offset through various measures, such as by working with nature to create carbon sinks – including forests and wetlands – or mitigated by using CCS technology are also taken into account.
Refer to scope of NCI on page 89 for details of the supply chains and steps in the product life cycles that are included in the Net Carbon Footprint methodology:

The following GHG emissions are not included in the net carbon intensity (NCI):
▪emissions from production, processing, use and end-of-life treatment of non-energy products, such as chemicals and lubricants;
▪emissions from third-party processing of sold intermediate products, such as the manufacture of plastics from feedstocks sold by Shell;
▪emissions associated with the construction and decommissioning of production and manufacturing facilities;
▪emissions associated with the production of fuels purchased to generate energy on site at a Shell facility;
▪other indirect emissions from waste generated in operations, business travel, employee commuting, transmission and distribution losses associated with imported electricity, franchises and investments;
▪emissions from capital goods, defined by the GHG Protocol as including fixed assets or property, plant and equipment (PP&E), and other goods and services not related to purchased energy feedstocks sourced from third parties or energy products manufactured by third parties and sold by Shell.

The NCI calculation uses Shell’s energy product sales volume data, as disclosed in the Annual Report and Sustainability Report. This excludes certain sales volumes such as:
•certain contracts held for trading purposes reported net rather than gross. Business-specific methodologies to net volumes have been applied in oil products and pipeline gas and power. Paper trades that do not result in physical product delivery are excluded; and
•retail sales volumes from markets where Shell operates under trademark licensing agreements.
Important notes on the Net Carbon Footprint methodology
1.The Net Carbon Footprint is not a mathematical derivation of total emissions divided by total energy, nor is it an inventory of absolute emissions.
2.It is a weighted average of the life-cycle CO2 intensities of different energy products, normalising them to the same point relative to their final end-use. The use of a consistent functional unit, grams of carbon dioxide equivalent per megajoule (gCO2e/MJ), allows like-for-like comparisons and the aggregation of individual life-cycle intensities for a range of energy products including renewables.
For further information see our detailed NCF methodology documentation.
Basis of preparation – absolute Scope 1, 2 and 3 emissions
We follow the GHG Protocol’s Corporate Accounting and Reporting Standard, which defines three scopes of GHG emissions:
▪Scope 1: direct GHG emissions from sources that are owned or controlled by Shell.
▪Scope 2: indirect GHG emissions from generation of purchased energy consumed by Shell.
▪Scope 3: other indirect GHG emissions, including emissions associated with the use of energy products sold by Shell.
GHG emissions comprise carbon dioxide (CO2), methane (CH4), nitrous oxide, hydrofluorocarbons, perfluorocarbons, sulphur hexafluoride and nitrogen trifluoride, with carbon dioxide and methane being the most significant contributors. Our GHG inventory was prepared in line with the requirement outlined in the ISO 14064-1:2018 Specification with Guidance at the Organisational Level for Quantification and Reporting of Greenhouse Gas Emissions and Removals and the GHG Protocol’s Corporate Accounting and Reporting Standard.
In line with external standards, Shell aggregates its emissions of greenhouse gases into tonnes of CO2 equivalent by applying global warming potential (GWP) factors to each greenhouse gas. The GWP factors used for converting the mass of individual gases to their CO2 equivalents are shown in the consolidated statement of GHG emissions. These factors are taken from the Intergovernmental Panel on Climate Change (IPCC) Fourth Assessment Report (AR4) over a 100-year time horizon, in line with the UK Government GHG Conversion Factors for Company Reporting.
GHG emissions were aggregated using a bottom-up approach: emission source -> asset -> operating unit -> business -> Group. GHG emissions in this Report include emissions from Upstream, Integrated Gas, Renewables and Energy Solutions, Downstream, Projects & Technology businesses and functions (mainly offices). All operated assets were included in the GHG inventory in the reporting period.

CLIMATE CHANGE AND ENERGY TRANSITION continued
Basis of preparation – Scope 1 emissions
Sources included in Scope 1 emissions comprised:
▪combustion of carbon-containing fuels in stationary equipment (e.g., boilers, gas turbines) for energy generation;
▪combustion of carbon-containing fuels in mobile equipment (e.g., trucks, vessels, mobile rigs);
▪flares;
▪venting and emissions from industrial processes (e.g., hydrogen plants, catalytic cracking units); and
▪fugitive emissions, including piping and equipment leaks and non-routine events.
Scope 1 emissions – exclusions
Carbon dioxide emissions from biogenic sources (for example, biofuels, biomass) were excluded from our Scope 1 emissions; instead, they were captured separately. Methane and nitrous oxide emissions from biogenic sources were included in our Scope 1 emissions.
Captured carbon dioxide that was subsequently sold or otherwise transferred to third parties was excluded from our Scope 1 emissions.
Carbon dioxide captured and sequestered using CCS technologies was excluded from our Scope 1 emissions. But the emissions from operating CCS were included in our Scope 1 and 2 emissions.
Carbon offset credits were excluded from our Scope 1 GHG emissions.
No material sources were excluded from the Scope 1 inventory.
Basis of preparation – Scope 2 emissions
Sources included in Scope 2 emissions comprised indirect emissions from purchased and consumed electricity, steam and heat. We did not identify any assets with imported cooling or compressed air used for energy purposes.
Scope 2 emissions were calculated using the market- and location-based methods separately as defined by the GHG Protocol Scope 2 Guidance.
No material sources were excluded from our inventory.
Basis of preparation - Scope 3 emissions
This report provides Scope 3 emissions included in our net carbon intensity (NCI). They were consolidated using the equity boundary approach. Under this approach, we reported Shell share of emissions from energy products sold by Shell, including those sourced from third parties. Scope 3 categories included in the total number in this Report include following:
Scope 3, category 1: purchased goods and services
This category includes well-to-tank emissions from purchased third-party unfinished and finished energy products excluding electricity (which was reported separately under Category 3: Fuel and energy-related activities (not included in Scope 1 or Scope 2)).
Emissions in this category were estimated using well-to-tank emission factors for crude oil, natural gas, refined oil products (such as gasoline, and diesel), LNG and biofuels. Because the emission factors includes transport, we did not estimate emissions from transport of purchased third-party products separately.
Emissions from purchased non-energy products were not included in this Report.
Scope 3, category 3: fuel and energy-related activities (not included in Scope 1 and 2)
This category includes well-to-wire emissions from purchased third-party electricity sold by Shell, calculated using the market-based method. Emissions were not adjusted for any potential double-counting of sold natural gas that may have been used for generating this electricity.
This category does not include:
▪indirect emissions from generation of imported energy (steam, heat or electricity consumed by our assets). These emissions were reported separately as Scope 2 emissions; and
▪well-to-tank emissions from purchased electricity, steam and heat consumed by our assets (i.e. Scope 3 emissions from extraction, refining and transport of primary fuels before their use in the generation of electricity or steam).
Scope 3, category 9: downstream transport and distribution
This category includes estimated emissions from transport and distribution of energy products produced or refined by Shell. It does not include the emissions associated with transporting third-party products, which are included in Scope 3, Category 1. In order to avoid double counting the emissions from transport, Scope 1 and 2 emissions from transport included in our equity emissions were subtracted from the total in this category.
Scope 3, category 11: use of sold products
This category includes estimated emissions from the use-phase of sold energy products, such as LNG, GTL, pipeline gas, refined oil products and biofuels. The emissions consist of two separate sub-categories: products manufactured and sold by Shell and third-party products sold by Shell.
This category does not include non-energy products that may have been combusted during the use-phase (for example, lubricants).
Biogenic CO2 emissions from combustion of sold biofuels
Biogenic CO2 from combustion of sold biofuels were estimated and reported separately outside of scopes. Methane and nitrous oxide have been included in Scope 3, Category 11 in line with the ISO 14064-1:2018 and GHG Protocol requirements.
We did not estimate CO2 from combustion of biogenic emissions in other Scope 3 categories. It is assumed that the presence of biogenic emissions in other categories is negligible at present.
Other Scope 3 categories
As noted above, this Report only covers Scope 3 GHG emissions included in our net carbon intensity metric. Other Scope 3 GHG emissions can be found on our website: www.shell.com/ghg.

OTHER REGULATORY DISCLOSURES
GHG EMISSIONS AND ENERGY CONSUMPTION DATA – INFORMATION PROVIDED IN ACCORDANCE WITH UK REGULATIONS
Data in this section are consolidated using the operational control approach. Under this approach, we account for 100% of the GHG emissions and energy consumption in respect of activities where we are the operator, irrespective of our ownership percentage.
Reporting on this operational control basis differs from that applied for financial reporting purposes in the “Consolidated Financial Statements". We acknowledge the strong preference of the UK’s Financial Reporting Council (FRC) for companies to report the GHG emissions and energy consumption data using the financial consolidation boundary and are working on including the data and information on this boundary in our Annual Report in the future.
See Basis of preparation – absolute emissions on page 94.
Greenhouse gas emissions in million tonnes of CO2 equivalent

	2021	2020	2019
Total global direct (Scope 1) [A]	60	63	70
UK including offshore area [B]	1.7	2	2.1
Market-based
Total global energy indirect (Scope 2) [C]	8	8	10
UK including offshore area	0	0	0
Location-based
Total global energy indirect (Scope 2) [D]	9	10	11
UK including offshore area	0.05	0.06	0.06
Intensity ratio in tonnes per tonne
Intensity ratio of all facilities [E]	0.27	0.25	0.24
[A] Emissions from the combustion of fuel and the operation of our facilities globally, calculated using global warming potentials from the IPCC’s Fourth Assessment Report.
[B] Emissions from the combustion of fuels and the operation of our facilities in the UK and its offshore area, calculated using global warming potentials from the IPCC´s Fourth Assessment Report.
[C] Emissions from the purchase of electricity, heat, steam and cooling for our own use globally, calculated using a market-based method as defined by the GHG Protocol Corporate Accounting and Reporting Standard. We have restated our 2020 emissions from 9 to 8 million tonnes CO2e following a correction of an efficiency factor for steam at one of our assets and a revision to how internal energy transfers of steam and electricity were accounted for at several of our assets to remove double-counting between Scopes 1 and 2.
[D] Emissions from the purchase of electricity, heat, steam and cooling for our own use globally, calculated using a location-based method as defined by the GHG Protocol Corporate Accounting and Reporting Standard. We have restated our 2020 emissions from 11 to 10 million tonnes CO2e following a correction of an efficiency factor for steam at one of our assets and a revision to how internal energy transfers of steam and electricity were accounted for at several of our assets to remove double-counting between Scopes 1 and 2.
[E] In tonnes of total direct and energy indirect GHG emissions per tonne of crude oil and feedstocks processed and petrochemicals produced in downstream manufacturing, oil and gas available for sale, LNG and GTL production in Integrated Gas and Upstream. For an additional breakdown by segment, see Scope 1 and 2 GHG intensity by segment section below.
The activity data used to calculate GHG intensity ratios at a portfolio level shown in the table above is reported on an operational control basis. As a result, it is not directly comparable with the production data reported elsewhere in this Report, which is reported on a financial control basis. The table below shows the numbers used in the calculation of the intensity:
Inputs used for calculating the GHG emissions intensity ratio

		2021	2020	2019
A	8.1 Scope 1 - Direct GHG emissions [A]	60	63	70
B	8.2 Scope 2 - Energy Indirect GHG emissions [A]	8	8	10
C=A+B	Total Scope 1 and 2 GHG emissions [A]	68	71	80
D	6.5 Total oil and gas production available for sale [B]	128	149	166
E	6.6 Refinery crude and feedstock processed [B]	84	99	124
F	6.3 Chemicals total production [B]	25	26	24
G	6.4 LNG production [B]	10	8	9
H	6.6 GTL production [B]	6	6	6
I=D+E+F+G+H	Total Upstream, Integrated Gas and Downstream activity [B]	253	288	329
J=C/I	GHG intensity ratio [C]	0.27	0.25	0.24
[A] In million tonnes CO2 equivalent.
[B] In million metric tonnes of production.
[C] In tonnes of CO2 equivalent per tonne of production.
Energy use in our operations
The energy consumption data provided below comprise own energy, generated and consumed by our facilities, and supplied energy (electricity, steam and heat) purchased by our facilities for our own use.
Energy consumption data reflect primary (thermal) energy (e.g. the energy content of fuels used to generate electricity, steam, heat, mechanical energy etc.). This includes energy from renewable and non-renewable sources. Own energy generated was calculated by multiplying the volumes of fuels consumed for energy purposes by their respective lower heating values. Own energy generated that was exported to third-party assets or to the power grid is excluded. Thermal energy for purchased and consumed electricity was calculated using actual electricity purchased multiplied by country-specific electricity generation efficiency factors (from IEA statistics). Thermal energy for purchased and consumed steam and heat was calculated from actual steam/heat purchased multiplied by a supplier-specific conversion efficiency, or a generic efficiency factor where supplier-specific data were not available.

CLIMATE CHANGE AND ENERGY TRANSITION continued
Our energy consumption decreased from 241 billion kilowatt-hours (kWh) in 2020 to 223 billion kWh in 2021, in line with the decrease in our Scope 1 and 2 GHG emissions. Around 1% of the energy we used in 2021 for our operations came from low-carbon and renewable sources.
Energy consumption in billion kilowatt-hours

	2021	2020 [A]	2019
Own energy generated and consumed
Total energy generated and consumed	189	205	220
UK including offshore area	6.2	7.6	7.6
Purchased and consumed energy
Total purchased and consumed energy	33	36	44
UK including offshore area	0.2	0.2	0.2
Energy consumption
Total energy consumed	223	241	264
UK including offshore area	6.4	7.8	7.8
[A] We have restated our 2020 energy use figures following a correction of an efficiency factor for steam at one of our assets and a revision to how internal energy transfers of steam and electricity were accounted for at several of our assets to remove double-counting between Scopes 1 and 2.
In 2021, we implemented a variety of measures to reduce the energy use and increase the energy efficiency of our operations.
Examples of some of the principal measures taken in 2021 are listed below (with estimated total savings of around 675 million kWh in 2021):
▪At our Scotford upgrader facility in Canada, we completed several projects to minimise energy use and improve efficiency, for example by installing new equipment and making changes to how some equipment operates.
▪At our Gannet asset in the UK, we completed a project to enhance the efficiency of the fuel gas compressors by fine-tuning their performance to the specific needs of the platform.
▪At our Jurong Island site in Singapore, we installed a second stage flash vessel to recover the heat for reuse in other equipment, and completed a project to minimise power consumption by one of the incinerators.
▪At our Rheinland site in Germany, we completed several projects to reduce energy use and improve efficiency, for example, by installing more efficient equipment and changing maintenance schedules to improve efficiency.
▪At our Bukom site in Singapore, we completed a project to reduce the consumption of natural gas in flare purge
▪At our Scotford refinery and chemical site in Canada, we completed several projects to reduce energy use and improve efficiency, for example, by enabling the reduction of steam usage.
▪At our QGC operations in Australia, we implemented a project to reduce power requirements for gas compression.
Examples of some of the principal measures taken in 2020 are listed below (with estimated total savings of around 385 million kWh in 2020):
▪At our Clipper facility in the UK, we completed a project to optimise the use of compressors.
▪At our Bukom facility in Singapore, we completed two projects to minimise energy loss from steam.
▪At our Scotford upgrader facility in Canada, we completed several projects to minimise energy use and improve efficiency, for example by removing equipment from service or replacing it with more efficient equipment.
▪At our Geismar facility in the USA, we improved flare staging and temperature control which resulted in lower levels of natural gas consumption.
▪At our Mobile facility in the USA, we installed new equipment to increase heat transfer between heat exchangers to improve the energy efficiency of the units.
▪At our GTL facility in Qatar, we completed several projects to reduce energy use and improve efficiency, for example by minimising the generation of excess steam and converting excess energy into electricity for export to the public grid.
▪In Brazil, we reduced fuel usage of vessels by optimising how they operate in dynamic position, stand-by and navigation modes.
The targets in this “Climate change and energy transition” section, including those relating to the net carbon intensity targets, are forward-looking targets based on management’s current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied herein.
EU TAXONOMY REGULATION
The EU Taxonomy Regulation, adopted by the European Union in 2020, is designed to encourage investment in an environmentally sustainable economy by creating uniform definitions of sustainability for investors. Although as a UK company Shell is not currently subject to the regulation, we have prepared a voluntary disclosure in accordance with its requirements. For further information, see “Supplementary Information - EU Taxonomy Disclosure” on pages 280-282.

ENVIRONMENT AND SOCIETY
OUR APPROACH
TO SUSTAINABILITY
Our commitment to contribute to sustainable development has been part of the Shell General Business Principles since 1997. These principles, together with our Code of Conduct, apply to the way we do business and to our conduct with the communities where we operate.
We have worked to embed this sustainability commitment into our strategy, our business processes and decision-making.
We aim to provide more and cleaner energy solutions in a responsible manner – in a way that balances short- and long-term interests, and that integrates economic, environmental and social considerations.
Our strategy
Today, we continue to build on these foundations while driving change across the organisation to help society meet its most pressing challenges, including those related to climate change, the environment, diversity and inclusion, and human rights.
We seek the views of various groups and individuals about the role of an organisation like Shell in addressing these challenges. Our efforts are informed by major international agreements and initiatives, such as the Paris Agreement and the UN's Sustainable Development Goals.
In February 2021, we announced Powering Progress, our strategy to accelerate the transition of our business to net-zero emissions, in step with society. Powering Progress is designed to integrate sustainability with our business strategy. Powering Progress has four main goals in support of our purpose, to power progress together by providing more and cleaner energy solutions:
▪generating shareholder value: increasing value through a dynamic portfolio and disciplined capital allocation;
▪achieving net-zero emissions: working with our customers and across sectors to accelerate the transition to net-zero emissions;
▪powering lives: powering lives through our products and activities, and by supporting an inclusive society; and
▪respecting nature: protecting the environment, reducing waste and making a positive contribution to biodiversity.
Powering Progress is underpinned by our focus on safety and our core values of honesty, integrity and respect for people. This means we have a commitment to do business in an ethical and transparent way.
For more information on our Powering Progress strategy, see page 18.

ENVIRONMENT AND SOCIETY continued
Sustainability reporting boundary and guidelines
Data in this section are reported on a 100% basis in respect of activities where a Shell company is the operator (unless noted otherwise). Reporting on an operational control basis differs from that applied for financial reporting purposes in the “Consolidated Financial Statements” on page 208.
Additional data on our 2021 environmental and social performance are expected to be published in the Shell Sustainability Report in April 2022.
We use certain guidelines to inform our reporting on sustainability issues:
▪As a member of the World Business Council for Sustainable Development, we support the organisation’s updated criteria for membership from 2022, which include requirements for corporate transparency.
▪We report in line with guidelines developed by IPIECA, the global oil and gas association for advancing environmental and social performance across the energy transition.
▪In January 2021, we agreed to adopt the Stakeholder Capitalism Metrics, a set of environmental, social and governance metrics released by the World Economic Forum and its International Business Council.
▪We map our disclosures against the Sustainability Accounting Standards Board’s (SASB) Oil & Gas - Exploration & Production Standard.
▪In the "Climate change and energy transition" section of this Report, we set out our climate-related financial disclosures consistent with all of the recommendations and recommended disclosures of the Task Force on Climate-related Financial Disclosures (TCFD).
IMPACT OF THE COVID-19 PANDEMIC - HELPING COLLEAGUES, CUSTOMERS AND COMMUNITIES
The COVID-19 pandemic continues to have a serious impact on people’s health and livelihoods in most parts of the world, including communities where we work. Shell is working hard to assist in the global fight against the virus, and to support recovery efforts.
See our website shell.com for information on the steps we took to provide support to our staff and others.
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
We will play our part in helping governments and societies to achieve the SDGs. The goals were one of the considerations in the development of our Powering Progress strategy. The actions we take as part of our Powering Progress strategy can help directly contribute to 13 of the SDGs, while indirectly contributing to others.
See our website shell.com for information on how Shell is contributing to the SDGs.
BOARD OVERSIGHT FOR SUSTAINABILITY
We describe Shell´s overall governance framework on page 129. It provides information on the roles of the Board, its committees, and the Executive Committee. The Safety, Environment and Sustainability Committee (SESCo) advises the Board on safety, the environment including climate change and broader sustainability. More information on SESCo's role and activities in 2021 is provided on pages 140-141.
The Annual Report on Remuneration (see page 164) provides details of how the Shell scorecard captures key performance indicators for safety, environment and climate.
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
HSSE & SP CONTROL FRAMEWORK
In Shell, health, safety, security, environment, and social performance (HSSE & SP) are vitally important to generating value. They are indispensable elements of our organisation. The Shell HSSE & SP Control Framework (CF) consists of mandatory standards and manuals, which align with the Shell Commitment and Policy on HSSE & SP. Guidance documents, assurance protocols, and training materials support implementation of the standards and manuals.
The HSSE & SP CF applies to every Shell entity and Shell-operated venture, including all employees and contract staff. The HSSE & SP CF defines requirements and accountabilities at each organisational level and sets out processes and procedures. We aim to ensure that all significant HSSE & SP risks associated with our business activities are assessed and managed to minimise them as far as reasonably practicable. Our HSSE & SP functions provide expert advice and support businesses to improve HSSE & SP performance.
We aim to minimise the environmental impact of new projects and existing operations. Shell conducts an environmental, social and health impact assessment for every major project. We engage with local communities and non-governmental organisations (NGOs) in order to understand and respond to their concerns in a timely and suitable manner.

HSSE & SP Control Framework

The HSSE & SP Control Framework defines mandatory standards, requirements and accountabilities. The framework applies to Shell entities and Shell-operated ventures, including employees and contractor staff.

Mandatory manuals describe:

- Purpose of the manual
- Accountabilities and responsibilities
- Scope
- Requirements to be met

- HSSE & SP Management System
- Health
- Personal Safety
- Process Safety
- Environment
- Social Performance
- Security
- Product Stewardship
- Transport
- Contractor HSSE Management
- Projects
- Resources

Shell Commitment and Policy on Health, Security, Safety, the Environment and Social Performance

Assurance
The Process Safety and HSSE & SP Assurance team provides assurance to the Board on the effectiveness of the HSSE & SP CF through an audit programme. The full Shell portfolio comprises about 200 organisational groups covered by this programme. Audits are performed with a frequency of between three and five years, depending on the overall risk and complexity of a particular facility or organisational group. The Board approves an annual audit plan. On average, the assurance team conducts about 50 audits on a variety of subject areas per year. The scope of the audits is designed to test risk areas as defined in the HSSE & SP CF. This includes the overall HSSE & SP management system and specific requirements for areas such as personal safety, environment and contractor management. Based on audit outcomes, the audit frequency for an entity may be increased. The relevant business documents the audit findings, records any action items and tracks them to completion.
We expect joint ventures not operated by Shell to apply standards and principles substantially equivalent to our own. We support these joint ventures in implementing such standards and principles. We also offer to help them review the effectiveness of their implementation. Even if such a review is not conducted, we periodically evaluate HSSE & SP risks faced by the ventures that we do not operate. If a joint venture does not meet our HSSE & SP expectations, we seek to improve performance by working with our partners to develop and implement remedial action plans.
From August 2021, we integrated the Process Safety and HSSE & SP Assurance team and the related HSSE & SP assurance programme into the Shell Internal Audit & Investigations (SIAI) team to form a single independent assurance organisation within Shell. Within SIAI, the HSSE & SP and Asset Management Assurance team continues to provide assurance to the Board on the effectiveness of the HSSE & SP CF as outlined above.
Shell aims to work with suppliers that behave in a safe, economically, environmentally and socially responsible manner. Our approach to suppliers is set out in our Shell General Business Principles and Shell Supplier Principles. These cover expectations in areas such as business integrity, health and safety, environment, and human rights.

ENVIRONMENT AND SOCIETY continued
Divestments
Responsible divestments are a key part of transitioning our portfolio to deliver our Powering Progress strategy.
When considering divestments, we collaborate with in-house and external experts, where appropriate, to conduct checks and examine key attributes of potential buyers. These attributes may include their financial strength; operating culture; health, safety, security and environment (HSSE) policies; and approach to ethics and compliance. We also consider risk- and people-management processes and standards; community liaison practices; and social performance programmes.
Applicable attributes are assessed against Shell’s policies and the requirements of relevant local regulations. Divestments are often subject to the approval of regulatory authorities, which may in part depend on potential buyers’ HSSE capacity, compliance record, and asset-stewardship capabilities.
SAFETY
Shell's Powering Progress strategy is underpinned by our focus on safety. We aim to do no harm to people and to have no leaks across our operations. We call this our Goal Zero ambition.
We seek to improve safety by focusing on the three areas where the safety risks associated with our activities are highest: personal, process and transport. We strive to reduce risks and to minimise the potential impact of any incident, with a particular emphasis on the risks with the most serious consequences if something goes wrong. In 2021, we introduced a new measure to report on our personal safety performance, known as Serious Injury and Fatality Frequency (SIF-F).
This new measure is one example of how we have updated our thinking about safety, how we learn from incidents with potential to cause life-altering injuries, and how leaders should respond. In 2020, we started a multi-year process of refreshing our approach to safety for all employees and contractors. Our updated approach to safety is rooted in a consistent focus on human performance, by which we mean the way people, culture, equipment, work systems and processes all interact. The majority of our fatalities over the last five years were down to the interaction between these elements.
We aim to better understand the gap between how we anticipate work will be done safely and how the work is actually carried out. We continue to work to prevent incidents by maintaining safety barriers and providing training. We acknowledge that people make mistakes and not all incidents may be preventable. We continue to focus more on installing adequate controls to create capacity to fail safely. With that, we believe that we will enhance our safeguards and reduce the likelihood of serious injuries.
We recognise that people are key to executing complex tasks and to finding solutions to problems. We aim to apply a learner mindset, by which we mean the belief that we can always improve, enhance individual capabilities, learn from mistakes and successes, and speak up without being punished. We seek to create conditions that encourage employees and contractors to share ideas and concerns without fear of rejection or punishment.
We work with the large number of our contractors and suppliers so they understand our safety requirements. Together we seek to improve safety performance by building skills and expertise, and by creating an inclusive and safe work environment. We strive to help improve safety throughout the energy industry by sharing our safety standards and experience with other operators, contractors and professional organisations, such as the Energy Institute, the London-based global professional body for the energy sector; IPIECA, the global oil and gas association for advancing environmental and social performance across the energy transition; and IOGP, the international association of the upstream oil and gas industry.
Shell also continues to use technology and digital solutions to help keep people and our operations safe. Drones, remote sensing technologies, robots and other technologies, such as augmented reality, help us keep people out of harm’s way. For example, we use drones and robots to conduct inspections, reducing the need for human inspectors to enter hazardous environments. We also use various technologies and devices to help frontline employees stay safe and react quickly should an incident occur.
Personal safety
We continue to strengthen the safety culture and leadership among our employees and contractor staff. This aligns with our focus on caring for people.
We expect everyone to consider two aspects of their tasks: the hazards that could potentially cause serious harm, and the effectiveness of the barriers in place to avoid serious harm if something does happen. We have ongoing safety awareness programmes, and hold an annual global Safety Day to give employees and contractors time to reflect on how to prevent incidents and how we can work together to improve performance.
In September, during Safety Day 2021, we began the transition to a new set of nine industry Life-Saving Rules which came into effect from January 2022. All our staff and contractors were given time to reflect on how these rules apply to everyday activities, and how to put them into practice applying the human performance and learner mindset guidelines. Introducing the industry Life-Saving Rules has been an opportunity to strengthen the way we learn from adverse incidents and to simplify and standardise processes and procedures. Safety Day marked the start of a series of engagements. We encouraged team leaders to hold additional conversations with their team to help further understanding of the nine industry Life-Saving Rules and together create the conditions to enable these rules to be followed. This is particularly important with the new line of fire rule. This states that people must ensure that they and others are out of the way of potential pressure releases, vehicles that might move, or objects that could fall, drop or move. Analysis of safety incidents at Shell-operated ventures showed that many of our most serious events related to the line of fire rule. By the end of 2021, more than 90,000 of our employees and contractors had already completed the mandatory updated training for the Life-Saving Rules.
See our website shell.com for more information on Life-Saving Rules guidance for contractors.

Transitioning to industry Life-Saving Rules

Despite an improving trend, we still experience serious injuries

Recordable fatalities, TRCF and SIF-F

40
35
30
25
20
15
10
5
0
Number of fatalities
8
7
6
5
4
3
2
1
0
FAR, TRCF and SIF-F rates
No data prior to 2019
'05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21
Fatalities: employees
Fatalities: contractors
Fatal accident rate (FAR) (100 million hours)
TRCF (million hours)
SIF-F (100 million hours)

Chart data corresponds to Shell-operated ventures.

80%
of incidents are related to **industry Life-Saving Rules risk areas**

20%
of fatalities since 2014 related to **new line of fire rule**

From

Prescriptive **Do's and don'ts**

To

I statements that create ownership

Process safety
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
For example, we embedded safety in the design and construction of the Falcon Ethane Pipeline System in the USA, which was commissioned in 2021. We used pipe with thicker walls and buried it deeper than required by regulations. We used ultrasound and X-ray equipment to test welds before use. The pipeline is designed to withstand almost twice the normal operating pressure.
Our global standards and operating procedures define our expectations for the controls and physical barriers required to reduce the risks of incidents. For example, offshore wells must be designed with at least two independent barriers in the direction of flow, in order to reduce the risk of an uncontrolled release of hydrocarbons. We regularly inspect, test and maintain these barriers to ensure they meet our standards. For example, at the West Delta Deep Marine joint venture assets (Shell interest 50%, not operated by Shell), off the coast of Egypt, more than 750 kilometres of hydrocarbon-carrying pipelines were inspected for their integrity using a technique based on screening pipelines by electro-magnetic waves. Since 2017, until end of 2021, 540 kilometres were confirmed safe. We expect to check the remaining 210 kilometres of concrete-coated pipe in 2022 using a method that helps to inspect pipelines by analysing their magnetic field.
We strive to learn not only from leaks that happened, but also from potential events that were prevented by our barriers. Spending time monitoring and learning from high-potential events - avoided leaks which would have caused significant harm to assets and people - is necessary as our industry moves towards risk-based classification of leaks. In the event of a loss of containment such as a spill or a leak, our standards require the use of independent recovery measures to stop the release from becoming catastrophic. We have embedded a set of process safety fundamentals in order to strengthen barriers relating to critical safety tasks performed by frontline staff. These fundamentals provide guidelines for good operating practices to prevent unplanned releases.
We routinely prepare and practise our emergency response to potential incidents such as a spill or a fire. This involves working closely with local services and regulatory agencies to jointly test our plans and procedures. These tests continually improve our readiness to respond. If an incident does occur, we have procedures to reduce the impact on people and the environment.
In August and September 2021, Hurricane Ida posed a potential safety risk to millions of people across the Gulf Coast region. Thousands of Shell employees, contractors, and their families were affected. Hurricane Ida also threatened Shell’s onshore and offshore assets in the region. Years of planning and learning through exercises enabled Shell's emergency response teams to efficiently take care of employees and minimise the disruption of our business. We conducted extensive training at our sites between May and July 2021, so that our teams were ready to react when the hurricane hit.

ENVIRONMENT AND SOCIETY continued
Shell helped with disaster response and recovery efforts in the aftermath of Hurricane Ida, playing our part in assisting employees and neighbours in the communities where we work. We supported employees and communities in the Gulf Coast region and also in Pennsylvania, New York and New Jersey. For example, we distributed assistance packages to more than 400 employees in need. We also established base camps in the Gulf Coast region at Shell’s Norco and Convent sites in Louisiana. These hosted more than 700 displaced individuals, employees required to remain on site, and electrical linemen working to restore power to communities. Shell had around 3,000 employees in the Gulf Coast region, and about 2,200 of them found themselves in an area that qualified as a natural disaster zone.
Transport safety
Transporting large numbers of people, products and equipment by road, rail, sea and air poses safety risks. We seek to reduce these risks by developing best-practice standards within Shell. We also work with specialist contractors, industry bodies, NGOs and governments to find ways of reducing transport safety risks.
In 2021, Shell employees and contractors drove around 470 million kilometres on business in more than 50 countries. There were no fatalities related to road transport in activities under the operational control of a Shell company in 2021. By the end of December, we recorded more than 1.2 billion kilometres with no fatalities in almost two-and-a-half years.
We continually take steps to improve our road safety performance. For example, we implement best practice, encourage safe behaviour, and call for safe vehicle design. We run road safety programmes including our online defensive driving course that teaches safe techniques and behaviours and is mandatory for all who drive on public roads while on Shell business. In 2021, around 11,000 Shell employees and contractors completed some form of in-vehicle or virtual defensive driving training.
Falling asleep behind the wheel or being distracted while driving can lead to serious road accidents around the world. Our road transport fleets have begun deploying devices that detect signs of microsleeps, fatigue and distraction, and respond by warning drivers so they can take action to stay alert.
This deployment started in 2020, at the Shell-operated QGC facility in Queensland, Australia, where we worked with four universities and eight contracting companies to evaluate fatigue detection devices and to find the one that performed best in testing. The basis for this project was a scientific study commissioned by Shell, BP, TotalEnergies, and Chevron to review more than 100 commercially available technological systems that purported to detect fatigue or distraction in drivers.
We are adopting a phased approach to deploying the devices and ensuring drivers know how to use them. We will start in countries identified as high-risk locations: Australia, India, Malaysia, Mexico, Pakistan, Russia, South Africa, Thailand, Turkey and the Philippines.
In 2021, the UN General Assembly's status report on road safety globally recognised Shell as being among the very few private-sector companies that have funded road safety projects and activities. We believe that collaboration is key to achieving the UN’s target to halve global traffic deaths by 2030, based on their estimations for incidents between 2021 and 2020. This is considered part of Sustainable Development Goal 3: ensure healthy lives and promote well-being for all at all ages. We remain determined to play our part in helping to achieve this, including through organisations such as the Global Road Safety Partnership. Shell has been a founding member of this partnership between businesses, development agencies, governments and civil-society organisations which took on the role to create and support multi-sector road safety partnerships that are engaged with frontline good practice road safety interventions in countries and communities throughout the world.

Contractor safety
Executives from Shell and our major contractor companies have been collaborating on Shell’s contractor safety leadership (CSL) programme since 2014. The programme seeks to identify strategies and practical ways to improve a shared safety culture and achieve our Goal Zero ambition of no harm and no leaks.
We have worked with contractors on standardisation and simplification, and collaborated to develop a contractor safety leadership initiative called Declared Future. We believe these efforts have helped to align our organisations at all levels and improve frontline safety.
Our transition to the industry Life-Saving Rules also brings us closer to the standard shared by most of the main contractor companies in our CSL programme. This was something they had requested of us.

ENVIRONMENT AND SOCIETY continued
Safety performance
Regrettably, in 2021, eight of our contractor colleagues in Shell-operated ventures lost their lives in the course of their work for Shell. So did a police officer who was with our colleagues in Nigeria. The Shell organisation feels these losses deeply. We are determined to learn from these incidents and spread the lessons from them throughout our organisation so we can do everything possible to prevent anything similar recurring.
The fatal incidents were as follows:
In Nigeria, six people working for an engineering contractor and a police officer lost their lives when gunmen attacked a convoy of buses transporting people to the Assa North Gas development project site. The Shell Petroleum Development Company of Nigeria (SPDC) worked with the contractor and supported the police during the investigation of the incident.
In Pakistan, a contractor colleague died after a fire at a dealer-operated retail site. Another contractor lost his life when a wall fell over during demolition work at a retail site in Indonesia.
Several industry safety leadership groups confirm that serious and high-potential incidents often have different root causes than most lower-consequence events. To improve insights from incident investigations and data analysis, we are changing how we report incidents. From 2021 onwards, we measure the number of serious injuries and fatalities per 100 million working hours, instead of the Total Recordable Case Frequency, which measured injuries per million working hours. The new measure, known as Serious Injury and Fatality Frequency (SIF-F), allows us to focus our investigations on the most serious incidents. The aim is to collect and analyse relevant, high-quality data that can help us improve our efforts to prevent serious injuries and fatalities.
In 2021, the SIF-F was 6.9 injuries and illnesses per 100 million working hours, compared with 6.0 in 2020.
There were 102 operational Tier 1 and 2 process safety events in 2021, compared with 103 in 2020.
For reporting on process safety, in this Report, we combine Tier 1 and 2 events. A Tier 1 event is an unplanned or uncontrolled release of any material from a process, including non-toxic and non-flammable materials, with the greatest actual consequence resulting in harm to employees, contract staff or a neighbouring community, damage to equipment, or exceeding a defined threshold quantity. A Tier 2 process safety event is a release of lesser consequence.
As part of Shell's learner mindset approach, we investigate all serious incidents so we can understand the underlying causes, including technical, behavioural, organisational and human factors. We share what we learn widely, including with contractors. We implement mitigations at the site and in the country and business where the incident occurred. We seek to turn incident findings into improved standards or better ways of working that can be applied widely across similar facilities.
Additional information on our 2021 safety performance is expected to be published in the Shell Sustainability Report in April 2022.
ENVIRONMENT
In 2021, as part of our Powering Progress strategy, we launched our Respecting Nature goal, which sets out our environmental ambitions around biodiversity, water, circular economy and waste, and air quality. Our Respecting Nature commitments step up our approach to managing the impacts of our operations on the environment. They also aim to extend our approach with our supply chain, for example, with commitments around plastics and circular economy.
We adopted short-term goals and also set environmental ambitions for 2030 and later. We have been working to embed these new requirements into our systems and processes. Accountability for delivery of the Respecting Nature goal lies with our Executive Committee. We have restructured and resourced our organisation to add specialists on biodiversity and circularity and are building capability with the help of external partners.
We have included our new commitments in our performance management and reporting systems and are defining the baselines for each of the commitments and setting 2022 targets across our businesses. We are working with external environmental partners to develop new approaches that aim to show the extent of the progress we are making towards our environmental goals.
We will continue to seek opportunities to go further. Our environmental ambitions will be underpinned by collaboration with our supply chains and transparent reporting.
Environmental standards
Shell´s global environmental standards as set in our HSSE & SP Control Framework cover our environmental performance. They include details of how to manage emissions of greenhouse gases (GHG), consume energy more efficiently, reduce gas flaring and control air quality, prevent spills and leaks of hazardous materials, use less fresh water and conserve biodiversity. We seek to apply our global environmental standards wherever we operate. When planning new major projects, we conduct detailed environmental, social and health impact assessments. We help inform our approach by drawing on external standards and guidelines, such as those developed by the World Bank and the International Finance Corporation.
The Shell HSSE & SP Standards require that we certify our major installations against an internationally recognised independent environmental management system standard if they have significant environmental risks. Major installations are crude oil and natural gas terminals, gas plants, manned offshore and onshore production platforms or flow stations, floating production and storage vessels, refineries, chemicals manufacturing facilities, mines or upgraders. For the purpose of this Report, we did not count each major installation in Upstream and Integrated Gas separately. They were aggregated into their respective operating unit or operating company, such as Shell Upstream UK or Nederlandse Aardolie Maatschappij (NAM), in line with the scope of their certifications. At the end of 2021, 98% of major installations within that scope and operated by Shell were certified against the ISO 14001:2015 Environmental Management System or were in compliance with equivalent environmental frameworks required by local regulations. At the end of 2021, there was one operating unit without active certification because of late changes with key auditing contractors and the impact of COVID-19. Actions have been taken to have their certification renewed in 2022. In addition, many installations that are not classified major, such as lubricant plants or Supply terminals, are also certified against ISO 14001 but are not included in the data above. The total also excludes major installations for which divestments were completed in 2021 or are expected to be completed in 2022.
See also “Control Framework” on page 131 and "Climate change and energy transition" on page 76 for more information on how we manage our GHG emissions.

Biodiversity
We have adopted an ambition to have a positive impact on biodiversity. This involves three new commitments:
▪From 2021, our new projects in areas rich in biodiversity – critical habitats – will have a net-positive impact on biodiversity.
▪From 2021, our nature-based solutions projects, which protect, transform or restore land, will have a net-positive impact on biodiversity.
▪From 2022, we will replant forests, achieving net-zero deforestation from new activities, while maintaining biodiversity and conservation value.
We aim to minimise the impact of our projects on biodiversity and ecosystems by applying the mitigation hierarchy. This is a decision-making framework that involves a sequence of four key actions: avoid, minimise, restore and offset. We assess the potential impact of projects on biodiversity as part of our Impact Assessment process. In 2003, we committed not to explore for, or develop, oil and gas resources in natural and mixed World Heritage Sites.
If we decide to go ahead with a project that is in a critical habitat, we develop a biodiversity action plan. This sets out what we should do to follow the mitigation hierarchy. If there is an impact on biodiversity, the plan outlines the action required to achieve a net-positive outcome for biodiversity. For example, in Australia, the Shell-operated QGC natural gas project manages the 10,000-hectare Valkyrie property as part of its strategy to offset impacts on biodiversity. In 2021, QGC completed the final steps to secure further hectares of habitat for three threatened species: koala, south-eastern long-eared bat and greater glider.
Circular economy and waste
We are working to reduce waste, improve our waste management processes and apply the principles of a circular economy, where materials are recycled and reused, across our businesses and supply chains. Our ambition is to use resources and materials efficiently and to increase reuse and recycling.
We are aiming for zero waste by reducing waste generated and increasing reuse and recycling in our businesses and supply chains. In 2021, we conducted pilot assessments to develop and test a methodology that we could use across a number of businesses in 2022 to gather options to set goals for 2023+ relating to circular economy and waste management.
Some of our sites and businesses are already starting to take a more circular approach. For example, our Mobility business has made the commitment that all Shell-owned service stations will reduce, reuse and repurpose waste by 2025. By 2025, we also aim to remove unnecessary single-use plastic, such as bags, straws and cutlery from our service station shops. We will make it easier for customers to recycle and are looking for ways to repurpose plastic waste.
We have also set commitments to work with our suppliers and contractors to help end plastic waste in the environment:
▪By 2030, we will increase the amount of recycled plastic in our packaging to 30% and ensure that the packaging we use for our products is reusable or recyclable.
▪We will increase the amount of recycled materials used to make our products, starting with plastics. Our ambition is to use 1 million tonnes of plastic waste a year in our global chemical plants by 2025.
Water
Managing our impacts on water and ensuring the availability of fresh water for our operations is a growing challenge in some parts of the world. Increasing demand for water resources, growing stakeholder expectations and concerns, and water-related legislation may reduce our access to water.
We manage water use carefully, and tailor our use of fresh water to local conditions and requirements. We sometimes use alternatives to fresh water in our operations. These include water that has been recycled from our operations, processed sewage water and desalinated water. We require that all Shell facilities and projects are assessed to see what risks they might pose to water availability. In places where water is scarce, we develop water-management action plans for using less fresh water, increasing water recycling and closely monitoring water use.
In 2021, we set a measurable target for fresh-water use: we will reduce the amount of fresh water consumed in our facilities. This will start with reducing our consumption of fresh water by 15% by 2025 compared with 2018 levels in water-stressed areas, which are places where there is high pressure on fresh-water resources.
At the end of 2021, four of our major facilities were in areas where there is a high level of water stress, based on analysis using references such as the World Resources Institute’s Aqueduct Water Risk Atlas and information specific to the local environment. These four facilities are the Pearl GTL (gas-to-liquids) plant in Qatar, the Shell Energy and Chemicals Park in Singapore, the Shell Jurong Island chemical plant, also in Singapore, and the Tabangao Import Terminal in the Philippines. In 2021, these four facilities consumed 22 million cubic metres of fresh water, compared with their baseline of 25 million cubic metres in 2018.
We have also stated that, by the end of 2022, we will have assessed options for further goals related to reducing our use of fresh water.
In 2021, we conducted a pilot assessment of circular approaches towards fresh-water consumption. This helped us to develop a methodology that will be used to assess businesses' performance in 2022. We believe that this will help deepen our understanding of how to improve water efficiency and help us set further goals by the end of 2022. The assessments involve desktop analysis and detailed site evaluations conducted with external organisations.
In 2021, our overall intake of fresh water decreased to 166 million cubic metres, compared with 171 million cubic metres in 2020 mainly driven by the shutdown of the Shell Convent Refinery (USA) in December 2020.
Around 90% of our intake of fresh water was used for manufacturing oil products and chemicals, with the rest mainly used for oil and gas production. Around 35% of our fresh-water intake was from public utilities, such as municipal water supplies. The rest was taken from surface water such as rivers and lakes (around 55%) and groundwater (around 10%).
Additional information on our 2021 environmental performance is expected to be published in the Shell Sustainability Report in April 2022.

ENVIRONMENT AND SOCIETY continued
Air quality
We are helping to improve air quality by reducing emissions from our operations and providing cleaner ways to power transport and industry. We take steps to manage airborne pollutants in our oil and gas production and processing, such as nitrogen oxides, sulphur oxides and volatile organic compounds.
See our website shell.com for more information about our approach to biodiversity, circular economy and plastic waste, and water.
Respecting Nature
Shell's new commitments from 2021

Biodiversity
•Our new projects in areas rich in biodiversity – critical habitats – will have a net positive impact on biodiversity, starting implementation in 2021.
•Our nature-based solutions projects, which protect, transform or restore land, will have a net positive impact on biodiversity, starting implementation in 2021.
•We will replant forests, achieving net-zero deforestation from new activities, while maintaining biodiversity and conservation value, starting implementation in 2022.

Circular economy and waste
We are aiming for zero waste by reducing waste generated and increasing reuse and recycling in our businesses and supply chains. We will set goals for waste reduction, reuse and recycling by the end of 2022.
We will work with our suppliers and contractors to help end plastic waste in the environment:
▪By 2030, we will increase the amount of recycled plastic in our packaging to 30% and ensure that the packaging we use for our products is reusable or recyclable.
▪We will increase the amount of recycled materials used to make our products, starting with plastics. Our ambition is to use one million tonnes of plastic waste a year in our global chemicals plants by 2025.

Water
▪We will reduce the amount of fresh water consumed in our facilities, starting by reducing fresh-water consumption by 15% by 2025 compared with 2018 levels in areas where there is high pressure on fresh-water resources.
▪25 million cubic metres of fresh water were consumed by our facilities in highly water-stressed areas in 2018.
▪We will also assess options for further reduction goals by the end of 2022.

Air quality
We are helping to improve air quality by reducing emissions from our operations and providing cleaner ways to power transport and industry.
Collaboration and reporting
▪Supply chain: We will include requirements in our purchasing policies to reflect our environmental framework, and take the energy efficiency, material efficiency and sustainability of products into consideration in our purchases.
▪External partnerships: We will ensure external partnerships inform key areas of development and delivery of our ambitions.
▪External reporting: We will transparently report performance in our annual Sustainability Report.

SPILLS
Large spills of crude oil, oil products and chemicals associated with our operations can harm the environment, and result in major clean-up costs, fines and other damages. They can also affect our licence to operate and harm our reputation.
We have requirements and procedures designed to prevent spills. We design, operate and maintain our facilities with the intention of avoiding spills. To further reduce the risk of spills, Shell has routine programmes to reduce failures and maintain the reliability of facilities and pipelines. Our business units are responsible for organising and executing spill responses in line with Shell guidelines and relevant legal and regulatory requirements. Our offshore installations have spill response plans for when an incident occurs. These plans set out response strategies and techniques, available equipment, and trained personnel and contracts. We can engage specialist contracted services for oil spill response, including vessels, aircraft or other equipment and resources, if required, for large spills. We conduct regular exercises that seek to ensure these plans remain effective and fit for purpose.
We have further developed our ability to respond to spills to water. We have a worldwide network of trained staff to help with this. We also have a global oil spill expertise centre, which tests local capability and maintains our ability to respond to a significant spill into a marine environment.
We are involved in several industry consortia formed to improve well-containment capabilities. Shell Offshore Response Company LLC is a founding member of the Marine Well Containment Company, a non-profit industry consortium providing a well-containment response system for the Gulf of Mexico. Shell Response Limited was a founding member of the Subsea Well Response Project, an industry co-operative effort to enhance global well-containment capabilities, which has since become Oil Spill Response Limited, an industry consortium.
We maintain site-specific emergency response plans in case there is an onshore spill. Like the offshore response plans, these are designed to meet Shell guidelines and relevant local legal and regulatory requirements. The onshore response plans also provide for the initial assessment of incidents and the mobilisation of resources to manage them. In the event of spills on land, businesses are supported by our global Soil & Groundwater team which reviews and implements appropriate remedies. The Soil & Groundwater team is engaged throughout the life cycle of our assets. For example, during acquisition and divestment of assets, the team conducts due diligence to identify land contamination liabilities. Through research and development initiatives, the team collaborates with regulators in developing, modifying, and applying sustainable remediation techniques.
Spills still occur for reasons such as operational failure, accidents or unusual corrosion. In 2021, there were 42 operational spills of more than 100 kilograms compared with 70 in 2020. The weight of operational spills of oil and oil products in 2021 was 0.05 thousand tonnes, compared with 0.4 thousand tonnes in 2020.

Spills in Nigeria
In the Niger Delta, over the last 11 years, the total number of operational hydrocarbon spills and the volume of oil spilled from them into the environment have been significantly reduced.
Most oil spills in the Niger Delta region continue to be caused by crude oil theft, the sabotage of oil and gas production facilities, and illegal oil refining, including the distribution of illegally refined products.
In 2021, the Shell Petroleum Development Company of Nigeria Limited (SPDC) reported 10 operational spill incidents of more than 100 kilograms of crude oil, fewer than the 12 reported in 2020. The volume of around 0.03 thousand tonnes remained on the same level.
SPDC has an ongoing work programme to appraise, maintain and replace key sections of pipelines and flow lines, in order to reduce the number of operational spills. Over the last 11 years, around 1,410 kilometres of pipelines and flow lines have been replaced. This work is organised through a pipeline and flow line integrity management system that proactively addresses pipeline integrity. It installs barriers where necessary, and recommends when and where pipeline sections should be replaced to prevent failures. In 2018, this integrity management system was enhanced to manage threats arising from frequent pipeline sabotage or vandalism.
Spills caused by sabotage in 2021
In 2021, more than 90% of the oil spills of more than 100 kilograms from the SPDC joint venture's facilities were caused by the illegal activities of third parties. In 2021, the volume of crude oil spills of more than 100 kilograms caused by sabotage was around 3.3 thousand tonnes (107 incidents), compared with around 1.5 thousand tonnes (122 incidents) in 2020. We believe that the number of incidents in 2021 continued to decrease because of improved security and surveillance. The doubling of the volume was mainly because of one incident which alone accounted for around 2.3 thousand tonnes of crude oil which was contained and could be recovered.
SPDC continues to undertake initiatives to prevent and reduce spills caused by theft from or sabotage of its facilities in the Niger Delta. In 2021, SPDC continued on-ground surveillance of its areas of operation, including its pipeline network, to mitigate third-party interference and ensure that spills are detected and responded to as quickly as possible.
There are daily overflights of the most vulnerable segments of the pipeline network to identify any new spills or illegal activity. SPDC has introduced anti-theft protection mechanisms for key infrastructure such as wellheads and manifolds. The programme to protect wellheads with steel cages continues to help deter theft.
By the end of 2021, a total of 283 cages had been installed, including 62 that had been upgraded with CCTV. This compared with a total of 364 installed cages at the end of 2020. This year-on-year reduction was because of the 2021 divestment of the OML-17 licence. In 2021, 29 breaches were successful out of 1,700 registered attempts.
Faster response and remediation
Irrespective of the cause, SPDC works to clean up and remediate areas affected by spills originating from its facilities. In 2021, the time that SPDC needed to complete the recovery of free-phase oil – oil that forms a separate layer and is not mixed with water or soil – remained at around one week compared to 2020. This is the average time it takes to safely access a damaged site to start joint investigation visits with regulators, affected communities, and in some cases with NGOs, to clean up oil not mixed with water or soil.
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
SPDC has been working with the International Union for Conservation of Nature (IUCN) since 2012 to enhance remediation techniques and protect biodiversity at sites affected by oil spills in SPDC’s areas of operation in the Niger Delta. Based on this collaboration, SPDC has launched further initiatives to help strengthen its remediation and restoration efforts. In 2021, SPDC, IUCN, the Nigerian Conservation Foundation, and Wetlands International worked together on the Niger Delta Biodiversity Technical Advisory Group, which continues to monitor biodiversity recovery at remediated sites.
SPDC also works with a range of stakeholders in the Niger Delta to build greater trust in spill response and clean-up processes. Local communities participate in remediation work for operational spills. The restrictions of COVID-19 meant there were fewer opportunities to collaborate, but the engagement and partnership with communities continued. Various NGOs have sometimes gone on joint investigation visits with SPDC, government regulators, and members of affected communities to establish the cause and volume of oil spills.
SPDC has implemented programmes to raise awareness of and counter the negative effects of crude oil theft and illegal oil refining. Examples include community-based pipeline surveillance, and promoting alternative livelihoods through Shell’s flagship youth entrepreneurship programme, Shell LiveWIRE.
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
After two years of engagement, in September 2017, it was possible to start the first phase of clean-up and remediation activities. The clean-up consists of three phases:
1) removal of oil from shoreline surfaces and mud flat beds;
2) remediation of soil and sediments; and
3) planting mangroves and monitoring.
The first phase was completed in August 2018. The contract procurement process for phase two was completed in 2019. Remediation activities in the field started in November 2019. During 2020, work had to be put on hold because of COVID-19 restrictions. By November 2020, controls were in place to mitigate impacts from COVID-19 for the workers on site and the remediation work resumed.
In 2021, the remediation of the soil and sediments at the Bodo project site continued. By the end of 2021, remediation work was completed on more than 60% of around 1,000 hectares that have been designated for clean-up. Almost 2,000 community workers have been trained and engaged in the clean-up. Remediation is expected to be completed by the end of the second quarter of 2023.
The planting of mangrove seedlings (phase 3) started in 2021. Around two million mangrove seedlings need to be planted and survive to 2025 to fulfil the project’s goal. By the end of 2021, about 300,000 seedlings had been planted.

ENVIRONMENT AND SOCIETY continued
Ogoniland: commitment to the United Nations Environment Programme
SPDC remains committed to the implementation of the 2011 United Nations Environment Programme (UNEP) Report on Ogoniland which assessed contamination from oil operations in the region and recommended actions to clean it up. Over the last 10 years, SPDC has acted on all and completed most of the UNEP recommendations that were specifically addressed to it as the operator of the joint venture.
The clean-up efforts are led by the Hydrocarbon Pollution and Remediation Project (HYPREP), an agency established by the federal government. In 2018, HYPREP awarded contracts for the first set of remediation projects. In 2019, 21 contractors started operations on 21 lots which add up to 12 of the 67 polluted sites recorded in the UNEP report. Of those 67 sites, two are waste sites without hydrocarbon pollution. In January 2020, HYPREP awarded a further 29 contracts for remediation on 29 lots covering eight polluted sites. The contractors began remediation activities in the fourth quarter of 2020. In 2021, remediation work was completed on nine sites which have been certified by the National Oil Spill Detection and Response Agency (NOSDRA), the Nigerian government agency responsible for monitoring of and responding to oil spills. Remediation continues on 11 sites. Although remediation works continue to make progress, challenges remain. These include re-pollution, lack of contractor funding, land disputes, environmental issues such as flooding caused by excessive rainfall, and security issues in Ogoniland.
The UNEP report recommended creating an Ogoni Trust Fund (OTF) with $1 billion capital, to be co-funded by the Nigerian government, the SPDC joint venture and other operators in the area. The SPDC joint venture remains fully committed to contributing $900 million to the fund as its share over five years. SPDC joint-venture partners contributed the first instalment of $180 million for the clean-up by July 2018, and released the second instalment of $180 million in 2019. HYPREP did not request the release of any funds in 2020. In 2021, HYPREP requested the release of funds for 2020 and 2021. The SPDC joint venture partners agreed to only pay the 2021 instalment of $180 million because of a delayed use of funds by HYPREP, which only spent around $70 million of the fund. The request for the 2021 payment is being processed. Once the payment is made the total contribution by the SPDC joint venture will be $540 million.
The UNEP continues to monitor the progress of the clean-up through its observer status at HYPREP´s Governing Council and the Ogoni Trust Fund. UN agencies such as the United Nations Development Programme and the United Nations Institute for Training and Research provide services to HYPREP in the areas of livelihood programmes, training and project services.
HYDRAULIC FRACTURING
Onshore Operating Principles
We use five aspirational operating principles which focus on safety, environmental safeguards, and engagement with nearby communities to address concerns and help develop local economies. We are working towards making all of our Shell-operated onshore projects where hydraulic fracturing is used to produce gas and oil from tight sandstone or shale, consistent with these principles.
We consider each project – from the geology to the surrounding environment and communities – and design our activities using technology and innovative approaches best suited to local conditions. We also support government regulations consistent with these principles that are designed to reduce risks to the environment and keep those living near operations safe.
We review the Onshore Operating Principles annually and update them as new technologies, challenges and regulatory requirements emerge.
Water
The availability and quality of water, local environmental conditions and regulatory requirements vary from basin to basin.
We aim to minimise water usage in our shale assets by developing a water management strategy specific to the area. Depending on local hydro-geological conditions, our shale assets typically use a combination of fresh water, brackish groundwater, produced water and waste water. We work to limit, and ideally eliminate, our use of fresh water in drilling and hydraulic fracturing operations by increasing recycling capacity and using municipal water.
Chemical additives are needed in hydraulic fracturing fluid to carry sand, reduce friction and prevent the growth of bacteria. Hydraulic fracturing involves pumping fluid that is typically 99.9% water and sand and around 0.1% chemical additives into tight sand or shale rock at high pressure. This creates threadlike fissures - typically the diameter of a human hair - in the rock, making space through which the hydrocarbons can flow more easily.
Greenhouse gas
Shell´s shale assets implement greenhouse gas management plans including robust leak detection and repair programmes using the latest technologies, such as infrared cameras and drones. We also seek to minimise routine gas flaring at shale assets.
Shell sold its stake in the Permian Basin, USA, with effect from December 1, 2021. Between the beginning of 2017 and the end of 2021, we reduced our greenhouse gas and methane intensity of the Permian assets by around 80%. We also reduced flaring by more than 80%. At the same time, production increased at the Shell-operated assets by nearly 120%.
Operational footprint
Our Shales assets use technology, local knowledge and management strategies to minimise potential impacts such as high traffic volumes, noise, and effects on supplies of drinking water.
Communities
We build relationships and engage with a broad range of stakeholders across the entire project life cycle. Our stakeholders include residents, local communities – including indigenous populations – government officials, NGOs, civil-society groups, academia and industry. We focus our engagement on understanding local social and economic conditions and proactively identifying and responding to those concerns.
See our website shell.com for more information on our Onshore Operating Principles.
SEISMICITY
Overall, we believe it is relatively unlikely that hydraulic fracturing or well operations for disposing of produced water will induce seismicity that is felt on the surface. We would also expect any such impact to be limited to a relatively small area. The geology of some places, though, does increase the risk of inducing seismicity that can be felt on the surface. Shell assesses the risk profile of each basin before entering and manages operations accordingly, often beyond regulatory requirements. We assess the subsurface formation and surface environment around our operations and have developed appropriate mitigation plans to follow if needed.
See our website shell.com for more information about our induced seismicity management practices, such as the "Onshore Operating Principles in Action: Induced Seismicity Fact Sheet".
For information on the Groningen onshore gas field in the Netherlands, see "Upstream" on page 51.

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
We place a premium on developing effective technologies that are also safe for the environment. But when operating at the forefront of technology, there is always the possibility that a new technology has environmental impacts that were not assessed, foreseen or determined to be harmful when originally implemented. While we believe we take reasonable precautions to limit these risks, we could be subject to additional remedial, environmental and litigation costs as a result of unknown and unforeseen impacts of operations on the environment. Although these costs have so far not been material to us, no assurance can be given that this will always be the case.
SECURITY
Our operations expose us to criminality, civil unrest, activism, terrorism, cyber-disruption and acts of war that could have a material adverse effect on our business (see “Risk factors” on page 28). We seek to obtain the best possible information to enable us to assess threats and risks. To help us understand the threats, we build strong and open relationships with government, law enforcement, armed forces, industry peers and specialist security information providers. On the basis of these threat assessments, we identify security risks to staff, assets including information technology equipment, and operations. We then seek to manage the risks so they are as low as reasonably practicable. Risk mitigation includes strengthening the security of sites, reducing our exposure to threats as appropriate, journey management, information risk management and cyber-defence operations, crisis management and business continuity measures. We conduct training and awareness campaigns for staff, and provide them with travel advice and access to 24/7 assistance while travelling. We consistently verify the identity of our employees and contract staff, we control physical access to our sites and activities, and we document access with digital tools.
We take steps to have clear and planned responses to security incidents, so that we are able to react quickly and effectively if they occur.
Shell is a member of the Voluntary Principles on Security and Human Rights initiative. This is a multi-stakeholder initiative of governments, extractive sector industries and NGOs that gives guidance on how to respect human rights while providing security for business operations. Shell implements this guidance across its companies, concentrating on countries where the risks of working with state and private security forces are greatest.
The Board’s Safety, Environment and Sustainability Committee (SESCo) has oversight of Shell’s security risk management activities. In the Executive Committee, accountability for security matters sits with the Chief Human Resources and Corporate Officer.
CONTRIBUTION TO SOCIETY
Shell's businesses are part of society and contribute to it by buying and selling goods and services in many countries. Our employees, suppliers and contractors are part of the local communities where Shell operates.
In 2021, Shell paid $58.7 billion to governments (2020: $47.3 billion). We paid $6.0 billion in corporate income taxes and $6.6 billion in government royalties, and collected $46.1 billion in excise duties, sales taxes and similar levies on our fuel and other products on behalf of governments. In 2021, Shell spent $37.5 billion (2020: $39.3 billion) on goods and services from more than 24,000 suppliers globally.
For more information about our approach to tax and transparency, see Shell's Tax Contribution Report, available via our website shell.com.
Social and economic impacts
We are assessing our social and economic impacts in a number of countries and regions. To do this, we have enlisted the help of the company Oxford Economics using its Global Sustainability Model to assess social, environmental and economic impacts.
In 2021, Shell published its first report based on 2019 social and economic performance data. It details the impacts of our activities in five countries: the Netherlands, UK, USA, Nigeria and India. These countries were chosen because we have significant and wide-ranging operations in them.
The report provides performance data on Shell’s contribution to in-country gross domestic product, job numbers, tax payments to governments, and our spending on social and educational programmes. The report also provides details of our operations in each country and our procurement of goods and services. We intend to expand this work to include more European countries.
Supply chain engagement
Our suppliers are critical to our ability to run our businesses. They are involved in almost every step of our operations. They often play an important part in Shell having a positive impact on local communities and achieving business success. Shell aims to work with suppliers, including contractors, that behave in an economically, environmentally and socially responsible manner, as set out in our Shell General Business Principles and Shell Supplier Principles.
The way we engage with our contractors and suppliers is based on our Shell Supplier Principles, which are embedded in contracts. They require contractors and suppliers:
▪to commit to protect the environment in compliance with all applicable environmental laws and regulations;
▪to use energy and natural resources efficiently; and
▪to continually look for ways to minimise waste, emissions and discharge from their operations, products and services.
We also work with our partners and industry peers to include worker welfare in industry standards, guidance, and best practice. This helps raise expectations and levels of consistency across the industry. We achieve results in this area partly by participating in organisations such as:
▪the Building Responsibly group of engineering and construction companies working together to raise the bar in promoting the rights and welfare of workers across the industry;
▪the Joint Qualification System, an initiative of BP, Equinor, Shell and TotalEnergies, aimed at creating a collaborative approach to human rights supplier assessments;
▪the International Association of Oil and Gas Producers (IOGP); and
▪the IPIECA, the global oil and gas industry association for advancing environmental and social performance across the energy transition.
We also work closely with our key contractors. As a result, 23 of our biggest contractors have signed up to the Building Responsibly principles, which cover more than 1 million workers.

ENVIRONMENT AND SOCIETY continued
Helping our suppliers decarbonise
We continually work with our suppliers to find ways to reduce greenhouse gas emissions across our supply chains.
In 2020, Shell and 50 of our major suppliers piloted a new digital platform, the Shell Supplier Energy Transition Hub. This platform enables suppliers to set emission targets and track performance, share best practice and exchange emissions data with their own supply chains. In 2021, we rolled out the platform free of charge to the rest of our supply chain and any other interested companies.
See our website shell.com for more information about how we engage with contractors and suppliers.
NEIGHBOURING COMMUNITIES
Engaging with communities is part of our approach to managing human rights and providing access to remedy. Shell's HSSE & SP Control Framework helps to ensure that we operate responsibly and avoid or minimise the negative social impacts of our operations. The requirements set out in the framework also help us to maximise benefits arising from our presence, such as local employment and contractual opportunities. When we divest assets or exit areas, we use well-established processes, applied in a systematic way, to guide our assessment of risks in divestments.
Our requirements set rules, supplemented by guidance, for how we engage with communities that may be affected by our operations. Major projects and facilities that Shell operates have a social performance plan setting out how to manage potential negative impacts and maximise benefits. These plans typically begin with defining the social environment, with a particular focus on people who may be especially vulnerable to the potential impacts of our operations. Another important component is an effective community feedback mechanism for listening and responding to questions and resolving complaints in a timely manner. We have specific requirements to avoid, minimise or mitigate potential impacts on the traditional lifestyles and cultural heritage of indigenous peoples. We also have specific requirements to avoid, minimise or mitigate their involuntary resettlement.
We use our online community feedback tool, launched in 2020, to track and respond to all questions, complaints and feedback that we receive. It allows our network of about 100 community liaison officers (CLOs) to document feedback and outcomes.
The CLOs act as a bridge between local communities and our businesses. In 2021, travel restrictions and lockdowns due to the COVID-19 pandemic continued to limit our face-to-face engagement with members of communities. In response, our CLOs moved engagements online to maintain relationships virtually.
As part of our ongoing effort to improve community engagement, we developed an assessment tool in 2019, to measure the effectiveness of our community feedback mechanisms at 32 priority sites. The assessment is based on criteria set out in the UN Guiding Principles on Business and Human Rights. It has helped 18 priority sites to improve their community feedback mechanisms in the following areas:
▪promoting public access to and transparency of the sites' community feedback mechanisms;
▪improving written procedures so they are better aligned with global good practice and more reflective of local circumstances;
▪providing clear steps for recognising alternative options for communities to seek remedy; and
▪respecting people's anonymity and data privacy.
By the end of 2021, 10 sites updated their community feedback mechanisms so procedures are better aligned with the UN Guiding Principles on Business and Human Rights. Five sites have improved access and transparency by publishing the procedures for their community feedback mechanisms. We are working to improve community feedback mechanisms at 20 sites.
In 2020, we developed a guide to help sites improve the effectiveness of their community feedback mechanisms. In 2021, we simplified this guide so it could be applied to a wider range of operations. In 2022, we plan to improve the methods for tracking how feedback is resolved.
See our website shell.com for more information about our work with communities.

HUMAN RIGHTS
Human rights are fundamental to Shell's core values of honesty, integrity and respect for people. Respect for human rights is embedded in the Shell General Business Principles and our Code of Conduct. Our approach is informed by the UN Guiding Principles on Business and Human Rights.
We work closely with other companies and organisations to improve how we apply these UN guiding principles. We focus on four priority areas where respect for human rights is critical to how we operate: communities, security, labour rights, and supply chain. For each of these areas, we have systems to identify potential impacts and to avoid and mitigate them. For example, Shell's HSSE & SP Control Framework contains mandatory standards and manuals that set out how we identify, assess, and manage our impacts on communities where we operate, including any impact on human rights. Our joint-venture partners are expected to implement our control framework or an equivalent.
The Shell Supplier Principles outline how we expect our contractors and suppliers to respect the human rights of their workforce, and to manage the social impacts of their activities on Shell's neighbouring communities.
In 2021, we published Shell's Approach to Human Rights, which increases transparency by providing our staff and external stakeholders with important information about our approach and commitment to human rights. The publication includes Shell’s position on respecting and promoting worker welfare. It also contains information on how we provide access to remedy.
In 2021, we launched an updated human rights training course which is mandatory for staff working in areas with the greatest risk of infringement, such as social performance, human resources, and contracting. We encourage all staff to do the course, regardless of their role, to build greater understanding of human rights across Shell.
An internal Human Rights Working Group consisting of experts from different functions guides Shell businesses on the best ways to implement and review our approach to human rights. The group includes an external adviser to provide an outside view and help us to improve our approach. A steering committee composed of senior executives supports the work of the Human Rights Working Group.
Our approach to due diligence is informed by the UN Guiding Principles on Business and Human Rights and is supported by experts working in our focus areas procurement, social performance, human resources, and security. Due diligence helps us to act on our commitment to respect human rights. For example, in our supply chains, where contractors and suppliers are considered to be at risk of having issues with labour rights, we engage with them to assess their management systems, before deciding whether to award a contract. Results of these supplier assessments are evaluated, and where gaps are found, we may work with suppliers and contractors to help them implement corrective actions. We may also conduct on-site audits or consider terminating contracts if serious or persistent shortcomings are found.
The most common shortcomings found during our supplier assessments typically relate to policy gaps rather than performance in the following areas:
▪freely chosen employment;
▪avoiding child labour;
▪working hours, wages and benefits;
▪dormitory, housing and working conditions;
▪equal opportunities and freedom of association; and
▪supply chain and performance management.
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

OUR PEOPLE
DELIVERING ENERGY
RESPONSIBLY AND SAFELY
Performing competitively in the evolving energy system requires competent and empowered people working safely together across Shell.
Our people are essential to the successful delivery of Shell's strategy and to sustaining business performance over the long term. Strong engagement helps us to accelerate our people's development, enhance our leadership capabilities and improve employee performance.

EMPLOYEE OVERVIEW
The employee numbers presented here are the full-time equivalent number of people employed by Shell on a full- or part-time basis, working in Shell subsidiaries, Shell-operated joint operations, seconded to non-Shell-operated joint operations, or joint ventures and associates.
At December 31, 2021, there were a total of 82,000 employees at Shell. This total consisted of employees at Shell and employees at certain Upstream, Downstream and Renewables and Energy Solutions companies that operate more autonomously than other Shell subsidiaries and maintain their own HR systems. There were a total of 87,000 employees at December 31, 2020, and December 31, 2019.
In August, we launched our new organisational structure as part of the Reshape initiative. This new structure was created with the aim of reducing costs and making us a more competitive organisation that is agile and better able to respond to customers.
The Reshape initiative in 2021 involved job reductions in line with our expectation that around 8,000 jobs will be reduced by the end of 2022. As a result of different notice periods in various markets, people are continuing to leave until the end of 2022. In certain markets, we provided the opportunity for selected voluntary severance (SVS), in order to reduce the number of enforced redundancies. We have around 3,000 people that are leaving on SVS.
We have sought at all times to conduct the job reductions process in accordance with our core values of honesty, integrity and respect for people. We have constantly sought to show care for anyone losing their role.
Throughout the Reshape process, we have aimed to support those facing job reductions by helping them to find and engage with internal and external opportunities to reskill and upskill. We introduced a global minimum standard for outplacement. This ensured that all employees who were leaving Shell had access to an independent professional career coach who could offer individualised support.
The proportion of voluntary resignations in Shell was 4.4% in 2021 compared with 2.6% in 2020. The rate is low across a range of industries.
The table below shows actual employee numbers by geographical area. Note 27 to the “Consolidated Financial Statements” on page 258 provides the average number of employees by business segment.
Actual number of employees by geographical area

			Thousand
	2021	2020	2019
Europe	26	27	27
Asia	30	31	31
Oceania	2	3	2
Africa	4	4	4
North America	18	20	21
South America	1	2	2
Total	82	87	87

OUR PEOPLE continued
In 2021, a total of 271,000 formal training days were provided for employees and joint-venture partners, compared with 234,000 in 2020 and 373,000 in 2019. The increase was caused by the rise in the availability of virtual courses as we rapidly digitalised, enabling people to attend virtually. This allowed us to continue to invest in people and capabilities, while maintaining our focus on safety.
We have migrated to virtual courses and their uptake has increased from 2020, when people were still new to the virtual ecosystem. In 2021, learners embraced the virtual courses. This shows in the increase in the number of completions and the corresponding rise in training person days (TPD) of 37,000 compared with 2020.
EMPLOYEE COMMUNICATION AND INVOLVEMENT
Management regularly engages with our employees, including internally elected employee representatives, through a range of formal and informal channels. These include webcasts and all-staff messages from our Chief Executive Officer (CEO) Ben van Beurden, senior leader webcasts, town halls, team meetings, virtual coffee/chai connects, interviews with Senior Management, and online publications via our intranet. In 2021 Board members had virtual staff engagements and visited some sites such as Qatar, Shell Pernis, and Pennsylvanian Chemicals park to have direct engagement with staff.
For further information on stakeholder engagement, see "Governance" on pages 128
The Shell People Survey is one of the principal tools used to measure employee engagement, motivation, affiliation and commitment to Shell. It provides insights into employees’ views and has had a consistently high response rate. In 2021, the response rate was 83%, a decrease of 3.1 percentage points compared with 2020. This decrease was probably because of the timing of the survey, as many employees who were invited to take part were on a notice period before exiting Shell because of the Reshape reorganisation. Employees who are about to leave typically have a lower response rate than those who plan to stay with a company. The average employee engagement score was 75 points out of 100. This is a decrease of three points compared with 2020 but still reflects the resilience of our people in a year of change. This result gives Shell one of the leading employee engagement scores across a range of industries. The employee engagement score is based on a well-researched and validated model that combines satisfaction, motivation, affiliation, loyalty and dedication.
We provide our people with what they need to work in our offices and other locations, with flexibility for staff based on their reasonable business and personal needs. We also seek to provide what they need if they are working remotely. We enable, develop and improve their leadership qualities through global learning programmes, short- and long-term international assignments, and offering the possibility of moving between roles in different parts of the organisation. We help to increase the appeal of working for Shell through flexible working options, supportive policies such as a global minimum maternity leave of 16 weeks, regular engagements between management and employees, and career development tools such as individual development plans, coaching and formal training.
In 2021, we continued to support our people and assist in the fight against COVID-19. We continued our home-working ergonomics programme, providing funding for proper office equipment for home use for 5,000 employees in addition to the 50,000 we assisted in 2020. This included offering funding to new joiners for home-use office equipment. We also provided tips on setting up and maintaining good ergonomics, working with others virtually and maintaining productivity. Our Real Estate teams developed guidance on returning to site safely for all of our locations.
During and before the pandemic, we invested in the mental well-being of our employees through programmes such as World Mental Health Day, I’m Not Okay and the One Thing Wall. We also provided resources for our employees under the Care-for-Self programme.
Shell is one of more than 800 companies to have signed the Neptune Declaration, an international agreement sponsored by the Global Maritime Forum, promising to support seafarers during the COVID-19 pandemic. The support has included providing access to vaccines.
DIVERSITY, EQUITY AND INCLUSION
Our ambition is to become one of the most diverse and inclusive organisations in the world, a place where everyone – including employees, customers, partners and suppliers – feels valued and respected and has a strong sense of belonging. We believe that by achieving this ambition, we will contribute to a better and more equal world. We will also become a stronger organisation, with a richness of experience and views to guide us.
Living by our values
Our approach starts with living up to our core values of honesty, integrity and respect for people. These standards are set out in the Shell General Business Principles and our Code of Conduct. We want everyone to have a strong sense of belonging, irrespective of our differences. We launched two mandatory training courses for all staff in 2021: Respect in the Workplace and Conscious Inclusion. These will help us to continue to embed inclusive behaviours in our culture.
Powering lives DE&I commitments
We are focusing on removing barriers and creating equality of opportunity in four strategic priority areas: gender; race and ethnicity; lesbian, gay, bisexual and transgender (LGBT+); and enablement and disabilities inclusion, as set out in our powering lives commitments to diversity and inclusion.
Shell is working towards achieving 35% representation of women in our senior leadership positions by 2025 and 40% by 2030.
We aim to increase racial and ethnic representation across our workforce so that we better reflect the communities in which we work and live.
At Shell, we seek to provide a safe, caring and inclusive environment for LGBT+ and PWD (people with disabilities) staff so that they can be themselves and reach their full potential.
Gender
Our CEO Ben van Beurden is a Catalyst CEO Champion for Change. Like more than 70 other CEOs he has made an organisational and personal commitment to accelerate the advancement of women, including women of colour, into senior leadership and board positions. Shell also endorsed the World Economic Forum Call to Action on closing the gender gap in the oil and gas sector.
We aim to meet or exceed the target set by the external, UK-based Hampton-Alexander Review of having 33% female Board membership, progressing towards 50% or more representation. We have achieved this target. Currently six out of 12 of our Board members are women.
In an industry where women have been traditionally underrepresented, three of our five largest energy-trading divisions are led by women.

In October, Zoë Yujnovich was appointed Upstream Director, joining Jessica Uhl, the Chief Financial Officer as the second woman on the eight-person Executive Committee.
In 2021, 47% of our graduate recruits were female, compared with 49% in 2020. As of December 31, 2021, the proportion of women in senior leadership positions was 29.5% (this value includes leavers still in the HR System). This was just short of our ambition to have 30% representation of women in our senior leadership positions by 2021, but it was also an increase of 1.7 percentage points compared with the end of 2020. “Senior leadership positions” comprises our top 1,250 leaders and is a Shell measure based on salary group levels and is distinct from the term “senior manager” in the statutory disclosures in the table below.
Gender diversity data (at December 31, 2021)

Gender diversity data	Men		Women
Directors of the Company	6	50%	6	50%
Senior managers [A]	619	71%	254	29%
Employees (thousand)	55	67%	27	33%
[A] Senior manager is defined in section 414C(9) of the Companies Act 2006 and, accordingly, the number disclosed comprises the Executive Committee members who were not Directors of the Company, and other directors of Shell subsidiaries.
Race and ethnicity
We are working to address racial inequity. We seek to ensure everyone at Shell has equal opportunities and feels included. In 2020, we created the Shell Diversity and Inclusion (D&I) Council for Race, supported by a 20-member Employee Advisory Board composed of members from a diverse mix of racial and ethnic backgrounds. Sponsored by our CEO Ben van Beurden, Integrated Gas, Renewables and Energy Solutions Director Wael Sawan and Legal Director Donny Ching, the council aims to advance diversity in our workforce so that it better reflects communities where we work and from which we draw talent. Externally, in the USA, we work closely with the civil rights organisation National Urban League. In the UK, Shell was one of the first signatories to the Race at Work Charter of the Business in The Community organisation. We are part of Black Representation in Marketing (BRiM), a UK initiative to improve the representation of black people in marketing.

As of December 31, 2021, 8% of our Board members were from an ethnic minority.
In the USA:
▪In 2021, 65% of our US employees were white; 33.2% were people of colour, with 13% Asian, 11.8% Hispanic/Latino, 8.4% black, and 1.8% in the Other category.
▪We are launching mandatory anti-racism training for all US staff.
In the UK:
▪In 2021, 78.5% of our UK employees identified as white and 21.5% were from an ethnic minority background. Our ethnic minority employees identified as Asian (13.1%), black (3.4%), mixed (2.4%) or another ethnic background (2.6%). As ethnicity declaration is voluntary, our ethnicity declaration rate is not 100% and all calculations are based on a declaration rate of 81%. The 19% of our workforce who have not provided data or have chosen not to declare their ethnicity were not included in our calculations.
▪We have set a recruitment ambition to have 8% black representation in our graduate and experienced hires by 2025, to increase representation in line with UK society through actions such as mentoring and outreach.
▪We co-sponsored the UK 2021 Race at Work survey conducted by the membership organisation Business in the Community.
▪Shell in the UK was one of the first FTSE 100 companies to voluntarily publish ethnicity pay gap data in November 2020.
In the Netherlands, we began implementing our first Ethnic Inclusion action plan and established an employee sounding board to support this process.
We are focusing on the USA, UK and Netherlands because these are the Shell hubs where we see the most significant opportunities for representation and inclusion of minority staff.
LGBT+
We are working to advance LGBT+ inclusion within Shell. We promote equal opportunity and create an environment where people feel included, regardless of sexual orientation or gender identity. Our approach reinforces respect for people and provides psychological safety for our LGBT+ employees in line with our core values. Most of our work around LGBT+ inclusion happens at a country level in line with local policies, laws and regulations. Shell is active in external organisations and activities that advance LGBT+ inclusion.
We benchmark ourselves externally, with consistent top-tier results. In 2021, in the USA we earned a perfect score of 100 points in the Human Rights Campaign Foundation’s Corporate Equality Index, a recognition we have earned annually since 2016. Shell was rated as a top employer in the Workplace Pride Global Benchmark 2021 survey, with a score of 92.4%. We have also pledged support for the UN Standards of Conduct for Business that aim to eliminate discrimination against lesbian, gay, bisexual, transgender and intersex (LGBTI) people.
Shell has a global LGBT+ forum consisting of LGBT+ colleagues and allies. The forum now has 14 chapters globally. The LGBT+ focus area is sponsored by Chief Financial Officer Jessica Uhl. Jessica Uhl was included in the OUTstanding 2021 Ally Executives Role Model List, which recognises business leaders who help create more inclusive workplaces. Two of our LGBT+ colleagues were featured in the OUTstanding 2021 LGBT+ Future Leaders List.
Enablement and disability inclusion
We are creating an environment where people with disabilities can excel. We provide support and make adjustments for people with disabilities during the recruitment process and throughout their careers with Shell. This includes equal access to valuable educational resources, training programmes, and emphasis on personal and professional development. In the UK, we partnered with PurpleSpace to launch a personal development programme called “Empowered and enABLED” to support employees with disabilities to build inner confidence, develop a sense of community and advocate for any adjustments or accommodations they require. In December 2021, we also launched a LinkedIn learning path called “Spotlight - Disability Inclusion: A Guide for Line Managers.” This collection of learning resources helps Shell line managers to become more confident about issues relating to disability inclusion.
Our workplace accessibility (WPA) service currently serves 86 locations globally. Supported by functions such as Shell Health, HR, Real Estate and IT, WPA is designed to ensure that all employees have access to reasonable physical workplace or other adjustments so that they can work effectively and productively. We combined the home-working ergonomics programme with WPA to help all employees including those with disabilities to work from home effectively during the COVID-19 pandemic.

OUR PEOPLE continued
To further support staff with disabilities, we have created internal employee resource groups, including the enABLE networks that support and highlight the work of disabled employees in Shell. First launched in the UK in 2005, we now have 14 enABLE networks globally. In 2021, we formed the Global enABLEMENT Coalition, an internal forum bringing together enABLE networks and functions to create an inclusive, accessible and psychologically safe workplace for people with disabilities. The Enablement and disability inclusion focus area is sponsored by Harry Brekelmans, Projects & Technology Director and Huibert Vigeveno, Downstream Director.
Shell is a member of The Valuable 500, a global business group which seeks to eliminate the exclusion of disabled people and ensure that disability remains a priority for company leaders. Shell belongs to the Business Disability Forum. This is a membership organisation that brings business leaders, disabled people, and government together to understand how to improve the life opportunities and experiences of disabled people in employment, the economy and wider society. We belong to PurpleSpace, a networking and professional development hub for disabled employees, employee network leads and allies from all sectors and trades.
Other diversity and inclusion targets: local national coverage
We track local national coverage. This is the percentage of senior local nationals (those working in their respective base country and those expatriated) against the total number of senior leadership positions in their base country.
Local national coverage (at December 31) [A]

	Number of selected key business countries
	December 31, 2021	December 31, 2020	December 31, 2019
Greater than 80%	13	10	12
Less than 80%	7	10	8
Total	20	20	20
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
Regular communications from our leaders emphasise the importance of these commitments and compliance with requirements. These are reinforced with both global and targeted messages to ensure that Shell staff are kept reminded of their obligations. To support the Code of Conduct, we have mandatory risk-based procedures and controls that address a range of compliance risks and ensure that we focus resources, reporting and attention appropriately. By making a commitment to our core values of honesty, integrity and respect for people, and by following the Code of Conduct, we protect Shell’s reputation.
In 2021, the continuing COVID-19 pandemic brought additional focus on conduct risk, which arises from human behaviour, influenced by factors in the external environment. Our core values are undermined if decisions are taken which fall short of the expected standards of ethical behaviour and compliance. Our response to the pandemic remains to reiterate and emphasise that adherence to Shell’s compliance rules (including the Code of Conduct) remains essential to protecting our business and helping us to make the right decisions for the future. While maintaining this basic position, pragmatic, risk-based mitigations have been implemented where appropriate to increase response speed and efficiency without undermining the intended purpose of our controls.
Our ethics and compliance requirements are articulated through our policies, standards and procedures and supported by the Ethical Decision-Making Framework, a tool to help staff think through and discuss, in a structured way, the legal, ethical and external consequences of decisions. They are communicated to Shell employees and contract staff and, where necessary and appropriate, to agents and business partners. We monitor and report internally on adherence to select ethics and compliance requirements, such as mandatory training completion and due diligence screening. We pay particular attention to our due diligence procedures when dealing with third parties. We also make our requirements clear to third parties through a variety of measures such as standard contract clauses. We offer a good practice anti-bribery and corruption e-learning course to third parties that may not have a training programme in place. We publish our Ethics and Compliance Manual on shell.com to demonstrate our commitment in this area.
The Shell Ethics and Compliance Office helps the businesses and functions to implement the ABC/AML and other programmes, assess risks and monitors and reports on progress. Legal counsel provides legal advice globally and supports the implementation of programmes. The Shell Ethics and Compliance Office regularly reviews and revises all ethics and compliance programmes to ensure they remain up to date with applicable laws, regulations and best practices. This includes incorporating results from relevant internal audits, reviews and investigations, and periodically commissioning external reviews and benchmarking.
We investigate all good-faith allegations of breaches of the Code of Conduct, however they are raised. We are committed to ensuring all such incidents are investigated by specialists in accordance with our Investigation Principles. Allegations may be raised confidentially and anonymously through several channels, including a Shell Global Helpline operated by an independent provider.
Allegations of breaches of the Code of Conduct may be raised confidentially and anonymously through several channels, including the Shell Global Helpline, which is operated by an independent provider. In 2021, there were 1,479 entries to the Shell Global Helpline: 1,177 allegations and 302 inquiries. The Business Integrity Department is a specialist investigative unit within Shell Internal Audit that is responsible for managing the Shell Global Helpline and the Group level incident management procedures. The Board has delegated the oversight of the functioning of the Shell Global Helpline to the Audit Committee. The Audit Committee is also authorised to establish and monitor the implementation of procedures for the receipt, retention, proportionate and independent investigation and follow-up action of reported matters.

Violation of the Code of Conduct or its policies can result in disciplinary action, up to and including contract termination or dismissal. In some cases, we may report a violation to the relevant authorities, which could lead to legal action, fines or imprisonment.
Internal investigations confirmed 181 substantiated breaches of the Code of Conduct in 2021. As a result, we dismissed or terminated the contracts of a total of 67 employees and contract staff.
EMPLOYEE SHARE PLANS
We have a number of share plans designed to align employees’ interests with our performance through share ownership. For information on the share-based compensation plans for Executive Directors, see the “Directors’ Remuneration Report” on pages 156-160.
PERFORMANCE SHARE PLAN, LONG-TERM INCENTIVE PLAN AND EXCHANGED AWARDS UNDER THE BG LONG-TERM INCENTIVE PLAN
Under the Performance Share Plan (PSP), 50% of the award is linked to certain indicators described in “Performance indicators” on pages 35-36, averaged over the performance period. For 2018 to 2019, 12.5% of the award was linked to free cash flow (FCF) and the remaining 37.5% was linked to a comparative performance condition which involves a comparison with four of our main competitors over the performance period, based on three performance measures. For 2020, 11.25% of the award was linked to the FCF measure and 5% was linked to an energy transition measure. The remaining 33.75% was linked to the comparative performance condition. From 2021, 10% of the award is linked to the FCF measure and 10% is linked to an energy transition measure. The remaining 30% is linked to the comparative performance condition.
Under the Long-term Incentive Plan (LTIP) awards made in 2018, 25% of the award is linked to the FCF measure and the remaining 75% is linked to the comparative performance conditions mentioned above. For 2019 and 2020, 22.5% of the award is linked to the FCF measure and 10% is linked to an energy transition measure. The remaining 67.5% is linked to the comparative performance condition mentioned above. From 2021, 20% of the award is linked to the FCF measure and 20% is linked to an energy transition measure. The remaining 60% is linked to the comparative performance condition.
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
See Note 22 to the “Consolidated Financial Statements” on page 252..
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
Separately, following the acquisition of BG, certain participants in the BG Sharesave Scheme chose to roll over their outstanding BG share options into options over the Company’s shares. The BG option price (at a discount of 20% to market value) was converted into an equivalent Company option price at a ratio agreed with HM Revenue and Customs. These options are normally exercisable after completion of a three-year contractual savings period. As of December 31, 2021, there are no outstanding UK Sharesave or BG Sharesave options.
POWERING PROGRESS SHARE AWARD
This was a one-off share award granted to all eligible employees of Shell on June 18, 2021. This award supports employee engagement in the Powering Progress strategy. These awards vest at the end of a one-year period. All shares that vest are increased by an amount equal to the notional dividends accrued on those shares during the period from the award date to the vesting date.

THE BOARD OF SHELL PLC
SIR ANDREW MACKENZIE
Chair

Tenure
Chair - Nine months (appointed Chair May 18, 2021)
On Board - one year and five months (appointed October 1, 2020)
Board committee membership
Chair of the Nomination and Succession Committee
Outside interests/commitments
Fellow of the Royal Society (FRS)
Chair of UK Research and Innovation (UKRI)
Age
65
Nationality
British
Career
Sir Andrew Mackenzie was appointed Chair of the Board of Shell plc with effect from May 18, 2021. Sir Andrew joined BHP, the world's largest mining company, in 2008, and served as Group CEO from 2013 to 2019, when he systematically simplified and strengthened the business, and created options for the future. He also made BHP the first miner to pledge to tackle emissions caused when customers use its products.
From 2004 to 2007 at Rio Tinto, he was Head of Industrial Minerals, then Head of Industrial Minerals and Diamonds. Prior to this, Sir Andrew spent 22 years with BP, joining in 1982 in research and development, followed by international operations and technology roles across most business streams and functions – principally in exploration and production, and petrochemicals, including as Chief Reservoir Engineer and Chief Technology Officer. Latterly he was Group Vice President for Chemicals in the Americas, then Olefins and Polymers globally.
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
Having lived and worked on five continents, Sir Andrew has applied his deep understanding of the energy business and geopolitical outlook to create public-private partnerships and advise governments around the world. As an earth scientist, Sir Andrew has consistently pursued sustainable action on climate change in the interests of access to affordable energy and global development. Sir Andrew has brought the wealth of his experience and insights to Shell, where his expertise has been helping Shell navigate the energy transition. Sir Andrew is also a committed champion of gender balance, the rights of indigenous peoples, and of the power of large companies to support social change – all of which align closely with Shell’s purpose, strategy and values.
In June 2021, Sir Andrew was appointed the chair of UK Research and Innovation. Sir Andrew has been tasked with driving forward the government's ambitious research and innovation agenda.

EULEEN GOH
Deputy Chair and Senior Independent Director
Tenure
Seven years and six months (appointed September 1, 2014).
Euleen was appointed Deputy Chair and Senior Independent Director on May 20, 2020.
Board committee membership
Member of the Nomination and Succession Committee and member of the Remuneration Committee
Outside interests/commitments
Chair of SATS Ltd. Trustee of the Singapore Institute of International Affairs Endowment Fund. Chair of the Singapore Institute of Management Pte Ltd and Non-executive Director of Singapore Health Services Pte Ltd, both of which are not-for-profit organisations. Euleen was appointed as a Member of the Singapore Public Service Commission on April 1, 2021.
Age
66
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
She has also held non-executive appointments on various boards including Aviva plc, MediaCorp Pte Ltd, Singapore Airlines Ltd, Singapore Exchange Ltd, Standard Chartered Bank Malaysia Berhad, Standard Chartered Bank Thai plc, CapitaLand Ltd, Temasek Trustees Pte Ltd, DBS Bank Ltd and DBS Group Holdings Ltd. She was previously Non-executive Chair of the Singapore International Foundation, and Chair of International Enterprise Singapore and the Accounting Standards Council, Singapore.
Relevant skills and experience
Euleen’s current roles as chair of the board of directors of various international organisations provide significant experience in the area of strategy development and international businesses. She is highly regarded both externally and within Shell as a champion of diversity. She consistently, but constructively challenges the Board and management to continue to progress in this area.
Based in Singapore and having been Chair of the Risk Committee of the largest bank in Southeast Asia, Euleen is close to key emerging/growth markets for our business. Euleen’s risk management expertise has elevated the Board’s deep deliberations around risk governance, and her voice is regularly heard on discussions regarding appropriate risk appetite. Her extensive travel around the world through her various executive and non-executive roles, has equipped her with broad geopolitical insight and significant knowledge of operating in the Asian markets.
Euleen uses her financial acumen and advocacy for diversity to pose probing and insightful questions, both in and beyond the boardroom. This contributes to well-rounded, incisive and inclusive Board discussions.

THE BOARD OF SHELL PLC continued
BEN VAN BEURDEN
Chief Executive Officer
Tenure
Eight years and two months (appointed January 1, 2014)
Board committee membership
N/A
Outside interests/commitments
Ben joined the Supervisory Board of Daimler AG as a Non-executive Director in April 2021.

Age
63
Nationality
Dutch
Career
Ben was Downstream Director from January to September 2013. Before that, he was Executive Vice President Chemicals from 2006 to 2012. In this period, he also served on the boards of a number of leading industry associations, including the International Council of Chemicals Associations and the European Chemical Industry Council. Previously, he held a number of operational and commercial roles in Upstream and Downstream, including Vice President Manufacturing Excellence. He joined Shell in 1983, after graduating with a master’s degree in chemical engineering from Delft University of Technology, the Netherlands.
Relevant skills and experience
Ben has more than 38 years' experience of working for Shell. He has built a deep understanding of the industry and has proven management experience in technical and commercial roles.
Ben has led Shell to build resilience and deliver strong financial results. In 2016, he steered the Company through the acquisition and integration of the BG Group, which accelerated Shell’s business strategy and led to a streamlining divestment programme of $30 billion of non-core assets.
Under his leadership, Shell has positioned itself to help tackle climate change. Shell has set a target of becoming a net-zero emissions energy business by 2050, in step with society.
In 2020, in the unprecedented circumstances of the COVID-19 pandemic, Shell took decisive action to maintain its financial resilience. Ben also led plans for a strategic reorganisation, which took effect in August 2021. This was aimed at setting Shell up to succeed in the energy transition by making the business nimbler and better able to respond to customers. In February 2021, Shell set out Powering Progress, a detailed strategy which describes our commitments under four goals: generating shareholder value, achieving net-zero emissions, powering lives and respecting nature.
In November 2021, the Company announced a simplification of its structure. As a result, Ben has relocated to the UK.

JESSICA UHL
Chief Financial Officer
Tenure
Five years (appointed March 9, 2017)
In November 2021, the Company announced a simplification of its structure. As a result, Jessica has relocated to the UK. However, due to family circumstances a long-term relocation to the UK is not sustainable and as a result Jessica will step down from her role on March 31, 2022. Jessica will be available to assist Sinead Gorman, who will become CFO effective April 1, 2022, and the Board with transition matters until June 30, 2022. She will then leave Shell.
Board committee membership
N/A
Outside interests/commitments
Jessica joined the Board of Goldman Sachs Group as Non-executive Director on July 1, 2021.
Age
54
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
Before joining Shell, Jessica worked for Enron in the USA and Panama from 1997 to 2003 and for Citibank in San Francisco, USA, from 1990 to 1996. She obtained a BA from UC Berkeley in 1989 and an MBA at INSEAD in 1997.
Relevant skills and experience
Jessica is a highly regarded executive with a track record of delivering key business objectives, from cost leadership in complex operations to mergers and acquisitions. Jessica’s professional background combines an external perspective with more than 17 years of Shell experience. She has held finance leadership roles in Europe and the USA, in Shell’s Upstream, Integrated Gas and Downstream businesses, and in Projects & Technology and Corporate.
Jessica was appointed CFO in the year following the BG acquisition, when Shell’s debt, gearing and development costs were high and when the oil price was still recovering from the lower levels of 2016. Jessica responded to these challenging conditions with enthusiasm, clarity and discipline and has overseen Shell’s delivery of industry-leading cash flow from operating activities.
Jessica drove decisive counter measures to protect the long-term financial health of the organisation, strengthen its balance sheet and preserve cash while ensuring the safe continuity of the business.
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

DICK BOER
Independent Non-executive Director
Tenure
One year and nine months (appointed May 20, 2020)
Board committee membership
Member of the Audit Committee and member of the Nomination and Succession Committee
Outside interests/commitments
Non-executive Director of Nestlé and SHV Holdings; Chair of the Advisory Board for G-Star RAW; Chair of the Supervisory Board of Royal Concertgebouw; Chair of Rijksmuseum Fonds
Age
64
Nationality
Dutch
Career
Dick was President and Chief Executive Officer of Ahold Delhaize from 2016 to 2018. Prior to the merger between Ahold and Delhaize, he served as President and CEO of Royal Ahold from 2011 to 2016. From 2006 to 2011 he was a member of the Executive Board of Ahold and served as Chief Operating Officer of Ahold Europe from 2006 to 2011.
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
Dick is a balanced leader with sound business judgement and a proven track record in strategic delivery, evidenced by the combination of Ahold and Delhaize. He also has a passion for sustainability and is well aware of the importance of the various stakeholder interests in this area.

NEIL CARSON OBE
Independent Non-executive Director
Tenure
Two years and nine months (appointed June 1, 2019)
Board committee membership
Chair of the Remuneration Committee and member of the Safety, Environment and Sustainability Committee
Outside interests/commitments
Non-executive Chair of Oxford Instruments plc
Age
64
Nationality
British
Career
Neil is a former FTSE 100 chief executive. After completing an engineering degree, Neil joined Johnson Matthey in 1980 where he held several senior management positions in the UK and the USA, before being appointed Chief Executive Officer in 2004. Since retiring from Johnson Matthey in 2014, Neil has focused his time on his non-executive roles. He was Chair of TT Electronics plc from 2015 until May 6, 2020.
Relevant skills and experience
Neil is highly experienced, has a broad industrial outlook and a highly commercial approach with a practical perspective on businesses. He brings a track record of strong operational exposure, familiarity with capital-intensive business and a first-class international perspective on driving value in complex environments. Neil was awarded an OBE for services to the chemical industry in 2016. Neil uses his current and past experience in non-executive positions to bring fresh insight and industry understanding to Board discussions. He has also provided valuable insight based on his former executive position and operational experience. Neil was appointed Chair of the Remuneration Committee on May 20, 2020.

THE BOARD OF SHELL PLC continued
ANN GODBEHERE
Independent Non-executive Director
Tenure
Three years and nine months (appointed May 23, 2018)
Board committee membership
Chair of the Audit Committee, and member of the Nomination and Succession Committee
Outside interests/commitments
Non-executive Director and audit committee chair of Stellantis N.V., Fellow of the Institute of Chartered Professional Accountants and a Fellow of the Certified General Accountants Association of Canada.
Age
66
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

JANE HOLL LUTE
Independent Non-executive Director
Tenure
Nine months (appointed May 19, 2021)
Board committee membership
Member of the Audit Committee
On March 9, 2022, the Board announced that Jane would step down from her role on the Audit Committee and had been appointed a member of the Safety, Environment and Sustainability Committee, with effect from the conclusion of the 2022 Annual General Meeting (AGM).
Outside interests/commitments
Non-executive Director of Marsh and McLennen and the Union Pacific Corporation
Age
65
Nationality
US citizen
Career
Jane was President and Chief Executive Officer of the North American operations of SICPA security inks from 2017 to 2021, when she assumed the role of Non-executive strategic director. From 2018 to 2021, Jane was a Non-executive Director of Atlas Air Worldwide Holdings Inc. In 2013 Jane established and led the Council on CyberSecurity, an independent, expert not-for-profit organisation with a global scope, committed to the security of an open internet. From 2015 to 2016 Jane held the role of Chief Executive Officer of the Center for Internet Security, an independent not-for-profit organisation that works to improve cyber security worldwide.
Before this, from 2009 to 2013 Jane served as Deputy Secretary of the US Department of Homeland Security, functioning as the Chief Operating Officer for the third-largest US Federal department. From 2003 to 2009 she held various roles at the United Nations, including Acting Under-Secretary and Assistant Secretary-General for Peacekeeping, Field Support and Peacebuilding. She also served as Executive Vice President and Chief Operating Officer of the United Nations Foundation and Better World Fund. In recent years, Jane has returned to working with the United Nations, serving as a Special Adviser to the Secretary-General.
Jane started her career in the US Army in 1978, serving in Berlin during the Cold War, on the US Central Command Staff during Operation Desert Storm, and on the National Security Council Staff under Presidents George H.W. Bush and William J. Clinton. After retiring from the Army in 1994, she joined the Carnegie Corporation as an Executive Director of its Commission on Preventing Deadly Conflict.
Relevant skills and experience
Jane is a proven and effective leader, who has held significant leadership roles in public service, the military and the private sector. She brings a wealth of expertise in matters of public policy, cyber security and risk management to our Board. She has also made significant contributions to strategic discussions and overseeing the day-to-day business and management of a significant public security department.
Jane is an experienced board director, having served on the boards of large-market-capitalisation companies since 2016. These appointments have provided her with wide experience and given her business perspectives across different sectors and geographical regions. She has also served on various committees including those which focus on audit, environmental and sustainability, nomination and governance issues.

CATHERINE J. HUGHES
Independent Non-executive Director

Tenure
Four years and nine months (appointed June 1, 2017)
Board committee membership
Chair of the Safety, Environment and Sustainability Committee and member of the Remuneration Committee
Outside interests/commitments
—
Age
59
Nationality
Canadian and French
Career
Catherine was Executive Vice President International at Nexen Inc. from January 2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development and project activities outside Canada. She joined Nexen in 2009 as Vice President Operational Services, Technology and Human Resources.
Prior to joining Nexen Inc., she was Vice President Oil Sands at Husky Oil from 2007 to 2009 and Vice President Exploration & Production Services, from 2005 to 2007. She started her career with Schlumberger in 1986 and held key positions in various countries, including France, Italy, Nigeria, the UK and the USA, and was President of Schlumberger Canada Ltd for five years.
Catherine has also held several non-executive director positions at SNC-Lavalin Group Inc, Statoil ASA and Precision Drilling Inc.
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
She also uses her industry knowledge – combined with her commitment to the highest standards of corporate governance and safety, ethics and compliance – in her role as Chair of our Safety, Environment and Sustainability Committee, while using her human resources experience in her membership of the Remuneration Committee.

MARTINA HUND-MEJEAN
Independent Non-executive Director

Tenure
One year and nine months (appointed May 20, 2020)
Board committee membership
Member of the Audit Committee
Outside interests/commitments
Non-executive Director of Prudential Financial Inc., Colgate-Palmolive Company, and Truata Ltd.
Age
61
Nationality
German and US citizen
Career
Martina was Chief Financial Officer of Mastercard Inc. from 2007 to 2019. From 2002 to 2007 she was Senior Vice President, Corporate Treasurer at Tyco International Ltd. and from 2000 to 2002 she was Senior Vice President, Treasurer at Lucent Technologies.
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
Martina's deep financial knowledge and unique perspective also enable her to make robust, demanding and constructive challenges to our investment considerations to help ensure that our projects are aligned with our strategic intent.

THE BOARD OF SHELL PLC continued
ABRAHAM SCHOT
Independent Non-executive Director
Tenure
One year and five months (appointed October 1, 2020)
Board committee membership
Member of the Safety, Environment and Sustainability Committee
On March 9, 2022, the Board announced that Bram would be appointed a member of the Remuneration Committee, with effect from the conclusion of the 2022 Annual General Meeting (AGM).
Outside interests/commitments
The Board of Signify N.V. has proposed to its shareholders that Bram join its supervisory board. Signify shareholders are scheduled to vote on this proposal at its AGM scheduled to be held on May 17, 2022.
Age
60
Nationality
Dutch
Career
Bram has been a member of the group Board of Volkswagen AG, responsible for the Premium Car Group, CEO of Audi AG, Chair of Lamborghini and Ducati, responsible for the VW group Commercial Operations and Vice-Chair of Porsche Holding Salzburg.
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
His studies have encompassed innovation and organisational effectiveness, geopolitical environments, shareholder value, corporate social responsibility and risk management, in several countries, which are all highly valued management tools and are evident in the questions he raises in the boardroom.

GERRIT ZALM
Independent Non-executive Director

Tenure
Nine years and two months (appointed January 1, 2013)
On March 9, 2022, the Board announced that Gerrit Zalm would not be seeking re-election at the 2022 AGM and would be stepping down from the Board of Shell plc.
Board committee membership
Member of the Audit Committee and member of the Remuneration Committee
Outside interests/commitments
Director of Moody’s Corporation Inc. and Danske Bank A/S
Age
69
Nationality
Dutch
Career
Gerrit was an adviser to PricewaterhouseCoopers during 2007, Chair of the Trustees of the International Accounting Standards Board from 2007 to 2010, and an adviser to Permira from 2007 to 2008. He was Chief Economist of DSB Bank from July 2007 to January 2008, Chief Financial Officer from January 2008 to December 2008, and Chair of the Managing Board of ABN AMRO Bank N.V. from 2010 to 2016. He was Minister of Finance of the Netherlands, twice, from 1994 to 2002 and from 2003 to 2007. In between, he was Chair of the parliamentary party of the VVD.
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

LINDA M. COULTER
Company Secretary
Tenure
Five years and two months (appointed January 1, 2017)
Age
54
Nationality
US citizen
Career
Linda was General Counsel of the Upstream Americas business and Head of Legal US, based in the USA, from 2014 to 2016. Previously, she was Group Chief Ethics and Compliance Officer, based in the Netherlands, from 2011 to 2014. Since joining Shell in 1995, she has also held a variety of legal positions in the Shell Oil Company in the USA, including Chemicals Legal Managing Counsel and other senior roles in employment, litigation, and commercial practice.
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

SENIOR MANAGEMENT
The Senior Management of the Company comprises the Executive Directors, Ben van Beurden and Jessica Uhl, and those listed below. All are members of the Executive Committee (see “Governance Framework” on page 120).
HARRY BREKELMANS
Projects & Technology Director

Tenure
Seven years and five months (appointed October 2014)
Age
56
Nationality
Dutch
Career
Harry was previously Executive Vice President Upstream International Operated, based in the Netherlands. He joined Shell in 1990 and has held various management positions in Exploration and Production, Internal Audit, and Group Strategy and Planning. From 2011 to 2013, he was Country Chair Russia and Executive Vice President for Russia and the Caspian region. In November 2021, Harry played a key role in the partnership of Shell with energy technology firm Baker Hughes Co., in an effort to help the partnership achieve their targets of net-zero carbon emissions.

RONAN CASSIDY
Chief Human Resources and Corporate Officer

Tenure
Six years and two months (appointed January 2016)
Age
55
Nationality
British
Career
Ronan previously served as EVP HR for both the Downstream and Upstream International businesses in turn. He joined Shell in 1988 and has held various HR positions across the Shell value chain, including regional roles in Europe and NE Asia/China, and global roles in HR Strategy & Regional Coordination, Retail and LPG.

DONNY CHING
Legal Director

Tenure
Eight years and one month (appointed February 2014)
Age
57
Nationality
Malaysian
Career
Donny was previously General Counsel for Projects & Technology, based in the Netherlands. He joined Shell in 1988 based in Australia and then moved to Hong Kong and later to London. In 2008, he was appointed Head of Legal at Shell Singapore, having served as Associate General Counsel for Gas & Power in Asia-Pacific.

ED DANIELS
Strategy, Sustainability and Corporate Relations Director

Tenure
One month (appointed February 2022)
Age
56
Nationality
British
Career
Ed was previously Executive Vice President Strategy, Portfolio & Sustainability. He joined Shell in 1988 and has held roles in Shell’s Upstream, Integrated Gas, and Downstream businesses and our Projects & Technology organisation. He previously served as Shell’s UK Country Chair.

SENIOR MANAGEMENT continued
WAEL SAWAN
Integrated Gas, Renewables and Energy Solutions Director

Tenure
Two years and eight months (appointed July 2019)
Age
47
Nationality
Lebanese and Canadian
Career
On October 25, 2021, Wael succeeded Maarten Wetselaar as Integrated Gas, Renewables and Energy Solutions Director.
Wael was previously the Upstream Director and a member of the Executive Committee. Before that, he was Executive Vice President Deep Water and a member of the Upstream Leadership Team. He joined Shell in 1997 and worked in a variety of roles in each of Shell's core business units: Upstream, Integrated Gas and Downstream.

ZOË YUJNOVICH
Upstream Director

Tenure
Five months (appointed October 2021)
Age
46
Nationality
Australian
Career
On October 25, 2021, Zoë succeeded Wael Sawan as Upstream Director and was appointed to the Executive Committee.
Zoë has held various management positions in Downstream, Integrated Gas and Upstream. Most recently, she served as Executive Vice President Conventional Oil & Gas and was previously Chair and Executive Vice President Shell Australia Pty Ltd. She joined Shell from Rio Tinto in 2014 to lead the company’s Oil Sands business in Canada.

HUIBERT VIGEVENO
Downstream Director

Tenure
Two years and two months (appointed January 2020)
Age
52
Nationality
Dutch
Career
Huibert was previously Executive Vice President Global Commercial. He joined Shell in 1995 as a business analyst and led many Downstream businesses across Shell in Europe, Africa, North and South America as well as Asia. In 2009, Huibert was appointed Vice President Supply & Distribution, Europe and Africa. In 2012 he became Executive Chair of Shell in China, and in 2016 led the integration of BG Group.

SINEAD GORMAN
EVP Finance Upstream

Age
44
Nationality
British
Career
As announced on March 1, 2022, Sinead is to be appointed Chief Financial Officer of Shell plc, effective April 1, 2022. She will become a member of Shell's Executive Committee and the Board of Directors.
Since joining Shell in 1999, Sinead has held key leadership roles in Finance across Shell. She started her Shell career in Trading, working in the Shell International Trading and Shipping Company (STATSCO) based in London, UK, and the Coral Energy joint venture, in Houston. Texas, USA. She worked in Mergers and Acquisitions and Treasury, based in the Netherlands before moving back to Houston as the VP Finance Shales. She served as the Executive Vice President Finance for Projects & Technology, and then became the Executive Vice President Finance for Integrated Gas and New Energies. Sinead is currently Executive Vice President Finance for Upstream based in the Netherlands.
Sinead holds a Masters in Engineering, Economics and Management from the University of Oxford and an MSc in Finance from London Business School.

GOVERNANCE
MANAGEMENT AND DIRECTORS
The Company has a single-tier Board of Directors headed by a Chair, with management led by a CEO. See “The Board of Shell plc” on page 119 to 125 and Senior Management on page 126.
EXECUTIVE COMMITTEE
The current composition of the Executive Committee is as follows:
Executive Committee

Ben van Beurden	CEO [A] [B]
Jessica Uhl	CFO [A] [B]
Harry Brekelmans	Projects & Technology Director [B]
Ronan Cassidy	Chief Human Resources & Corporate Officer [B]
Donny Ching	Legal Director [B]
Ed Daniels	Strategy, Sustainability and Corporate Relations Director [B]
Wael Sawan	Integrated Gas, Renewables and Energy Solutions Director [B]
Huibert Vigeveno	Downstream Director [B]
Zoë Yujnovich	Upstream Director [B]
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
BOARD ACTIVITIES
A rolling Board agenda is reviewed at Board meetings, enabling effective forward management of meetings and focused discussions. Forthcoming Board agenda items are categorised as: Strategy & Portfolio, Delivery & Performance, External Environment, Corporate & Miscellaneous or Standard items. Of the standard items, Board agendas regularly include reports from the Chief Executive Officer, the Chief Financial Officer and each Board committee. Core values moments and Shell Hero stories featured in early 2021 while updates continued throughout the year from various businesses and key functions, including Investor Relations; Health and Safety, Security and Environment; Information Technology; Human Resources; and Legal, as well as the Company Secretary. The Board also considers and approves the quarterly, half-year and full-year financial results, shareholder distributions and the associated announcements, and, at most meetings, considers investment, divestment and/or financing proposals. To enable purposeful debates and focus on particular aspects of agenda topics, including the impact on key stakeholders, Directors have an opportunity to specify information they require to be provided in advance of Board meetings. Finally, given the number of new Non-executive Directors over 2020 and 2021 in a continued virtual environment, virtual break-out sessions were built in to try to nurture relationship-building while promoting focused discussions on discrete topics.

During the year, where possible, certain Non-executive Directors conducted site visits. These visits were predominantly virtual, as a result of continued COVID-19 restrictions. The visits were designed to provide Directors with a deeper insight into certain business operations. Directors also held various virtual workforce engagements, as well as virtual external stakeholder engagements..
June strategy days
As in 2020 and in lieu of the traditional physical June Strategy off-site meetings or Board’s Strategy Day, virtual meetings were held over the course of three days in June 2021. Effort was again invested into making the virtual sessions as engaging and interactive as possible, including break-out sessions and staff engagements. Directors shared the feedback obtained during the staff engagements on topics such as staff views on Shell strategy (including acceleration of Shell's energy transition strategy), Project Reshape, pride in the Shell brand, diversity, and pride and concerns regarding Shell's future.
Strategy Day 2021 marked the start of the roll-out of Shell's Powering Progress strategy. The agenda focused on implementing this strategy and the critical enablers. Delivering the Powering Progress strategy requires us to transform Shell. The challenge is to navigate how we move from the certainty of familiar and proven business models to the uncertainty of a new energy environment, which is still evolving at variable pace in different sectors and regions. The Board Strategy Day agenda was built on the theme of Powering Progress in an Accelerating World, explored the topics which pose strategic risk or opportunity for Shell. The Board also reviewed areas where the strategy is already in action as implementation is under way and new businesses are developing. The Board Strategy Days included discussions on various topics including :
▪energy transition and commitment to net zero emissions;
▪simplification of Shell's equity capital and corporate structure;
▪review of Upstream strategy;
▪review of Power strategy;
▪update on Financial Framework and financing the energy transition; and
▪deep dive on electric vehicle charging
.

GOVERNANCE FRAMEWORK

BOARD OF DIRECTORS

The Company has a single-tier Board of Directors headed by a Chair, with executive management led by the Chief Executive Officer. The names of the Directors that held office during the year can be found on pages 118-124. Information on the Directors who are seeking appointment or reappointment is included in the Notice of Annual General Meeting.

There is no fixed amount of times that the Board may meet in one year. During 2020, the Board met 12 times. During 2021, the Board also met 12 times and, as detailed throughout our Strategic Report, including the Section 172 statement and activities undertaken throughout the year, worked hard to promote the long-term sustainable success of the Company, generating value for shareholders and contributing to wider society. Further information on the Board's work and assessments in relation to strategy, culture, engagement with stakeholders and its workforce can be found as follows:

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

More information on the composition of each of the Board Committees, their roles and activities during the year is provided on the following pages:

Audit Committee	141-154	Safety, Environment and Sustainability Committee	139-140
Nomination and Succession Committee	135-138	Remuneration Committee	154-159

Other ad-hoc Committees
The Nigeria Special Litigation Committee is an ad-hoc Committee which was formed to monitor the status of the OPL-245 litigation and investigations. Its members are Euleen Goh (Chair), Sir Andrew Mackenzie and Ann Godbehere.

GOVERNANCE FRAMEWORK continued

BOARD OF DIRECTORS continued

Division of responsibilities

The roles of the Chair, a non-executive role, and the CEO are separate and clearly defined. The Board has agreed on their respective responsibilities and set these out in writing. These are available on request from the Company Secretary.

Chair

- Responsible for ensuring that the Board and its Committees function effectively. One way in which this is achieved is by ensuring Directors receive accurate, timely and clear information; and
- Responsible for making sure that there is an adequate induction and training programme followed by all Directors (see page 137 below), with assistance from the Company Secretary.

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
- The Non-executive Directors bring a wide range and balance of skills and international business experience. Through their contribution to the Board and Board Committee meetings, respectively, they are expected to challenge and help develop proposals on strategy and bring independent judgement on issues of performance and risk; and
- At every Board meeting, time is set aside for the Chair and Non-executive Directors to meet without the Executive Directors being present. The Non-executive Directors discuss, among other matters, the performance of individual Executive Directors. A number of Non-executive Directors also meet major shareholders over the course of the year.

EXECUTIVE MANAGEMENT

Chief Executive Officer

- Has overall responsibility for the implementation, by the Executive Committee, of the overall strategy approved by the Board, the operational management of the Company and the business enterprise connected with it; and
- Is supported in this by the Executive Committee that he chairs.

Executive Committee

- Operates under the direction of the Chief Executive Officer (CEO) in support of his responsibility for the overall management of Shell's business. The CEO has final authority in all matters of management that are not within the duties and authorities of the Board or of the shareholders' general meeting; and
- Executive Committee members are listed in the Senior Management biographies on page 125.

GOVERNANCE DOCUMENTS AVAILABLE ON WWW.SHELL.COM/INVESTOR:

- Articles of Association
- Matters Reserved for the Board
- Board Committee Terms of Reference
- Modern Slavery Act Statement
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
The Nomination and Succession Committee noted the effectiveness of succession planning, the impact of its associated execution, and the professional, data-driven, integrated approach to leadership and leadership development. It welcomed the continued focus on performance management, proactive management of Shell’s talent pipeline, and the focus on advancing Shell’s diversity agenda with increased attention on gender, race, LGBT+ and disabilities. This year’s insights provided a deeper understanding of the interplay between culture, identity, leadership talent and employee engagement across Shell.

CONTROL FRAMEWORK

External environment
Shell General Business Principles
Shell plc and other legal entities [C]
Code of Conduct [A]
Statement on Risk Management [D]
Standards and manuals [A]
Strategy, planning and appraisal [B]
Controls and assurance [B]
Businesses and functions [C]

[A] The **foundation** elements of the Shell Control Framework define the principles that underpin the Shell Group's activities.

[B] The **management processes** define activities critical to an effective control framework.

[C] The **structural** component defines how businesses and functions facilitate achievement of the Shell Group's overall business objectives, while respecting the separate legal identity of the individual Shell companies that implement them.

RISK MANAGEMENT AND CONTROLS
The Board is responsible for maintaining a sound system of risk management and internal control, and for regularly reviewing its effectiveness.
A single overall control framework exists for the Company and its subsidiaries. This is designed to manage rather than eliminate the risk of failure to achieve our business objectives. It provides reasonable, but not absolute assurance against material misstatement or loss.
The Control Framework (see diagram) encompasses the key components – “foundation elements”, “management processes” and “structural” – that together establish the structure and context within which Shell companies operate. “Foundation elements" consist of the principles and rules that underpin and establish boundaries for Shell activities. “Management processes” define our critical processes. These include how strategy, planning and appraisal are used to improve performance and how risks are to be managed, such as through the application of effective controls and assurance. The “structural” component defines the organisational structures and key governance principles that are applied to facilitate the achievement of the Shell Group’s overall business objectives.
Risk management
The “Statement on Risk Management” is a foundation element of the Shell Control Framework and a key enabler of many of its management processes.
Risk identification
We identify and define risks across the Shell Group from three distinct perspectives:
▪Strategic risks: we consider current and future portfolio issues, examining parameters such as country concentration or exposure to higher-risk countries. We also consider long-range developments in order to test key assumptions or beliefs in relation to energy markets.
▪Operational risks: we consider material operational exposures across Shell’s entire value chain which provide a more granular assessment of key risks facing the organisation.
▪Conduct and culture risks: we consider how our policies and practices align with our purpose, core values and desired mindset and behaviours.
These perspectives help us to maintain a comprehensive view of the different types of risks we face and the different time horizons in which they may affect us.
Shell’s risk factors are described on page 23-32.
Risk assessment
To further understand the risks we face, we evaluate the impact and likelihood of each risk.
When assessing the potential impact of a risk, we consider the possible financial consequences. We also look at more qualitative issues such as the impacts on our reputation, our ability to comply with external regulations and impacts on health, safety and the environment.
When assessing the likelihood of a risk occurring, we consider several factors, such as the level of risk exposure, our ability to prevent the risk happening and whether the risk has materialised in the past.
To support risk assessments, we also seek to establish and articulate our risk appetite, which is the level of risk that we are willing to accept in pursuit of Shell’s strategy and objectives. There are risks that Shell accepts, or does not seek to fully mitigate. The financial framework sets an overarching boundary condition for risk appetite. This is because Shell's financial resilience informs the aggregate level of risk appetite that could be sustained.
The impact and likelihood assessment, combined with risk appetite, determine the type of risk responses, such as controls and assurance activities, that may be required to manage each risk. The impact and likelihood assessments also help us to prioritise risks.
Risk response
A key foundation of the Shell Control Framework is Shell’s standards and manuals, including the Code of Conduct. These establish requirements and guidance that help management design and develop controls to manage risks consistently across the Group.
During the year, management regularly reviews the principal risks and associated risk responses, implementing further remedial actions as appropriate. The Executive Committee and the Board regularly consider Group-level risks. They frame them in terms of strategic, operational or conduct and culture risks, and assess them alongside the relevant control mechanisms and risk responses. These periodic reviews are supplemented by dedicated reviews of specific risks, as needed.
In 2021, we continued to pay attention to our response to the COVID-19 pandemic and its varied impacts (see “Responding to the COVID-19 Pandemic” on page 133).

Examples of how some principal risks are managed
 We operate in more than 70 countries that have differing degrees of political, legal and economic stability. This exposes us to a wide range of political developments that could cause changes to contractual terms, laws and regulations. We and our joint arrangements and associates also face the risk of litigation and disputes worldwide (see “Risk Factors” on page 23). We continually monitor geopolitical developments and societal issues relevant to our interests. Employees who engage with government officials are subject to specific training programmes, procedures and regular communications, as well as the Shell General Business Principles and Shell Code of Conduct. We are prepared to exit a country if we believe we can no longer operate there in accordance with our standards and applicable law, and we have done so in the past.

Many of our major projects and operations are conducted in joint arrangements or with associates, which may reduce our level of control and ability to identify and manage risks (see “Risk Factors” on page 23). In each case, Shell appoints a representative to manage its interests. This representative seeks to ensure that the projects operate under standards that are equivalent to Shell’s for certain critical areas.

Climate change and risks resulting from greenhouse gas emissions are significant risk factors for Shell. They are monitored, like other significant risks, by the Executive Committee and the Board. Shell has a climate change risk management structure which is supported by standards, policies and controls (see “Risk factors” on page 23 and “Climate change and energy transition” on pages 74 to 97).
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
Emerging risks
Management and the Board also consider emerging risks, defined as risks where the scope, impact and likelihood are still uncertain, but which could have a significant effect on achieving Shell’s strategy and objectives in the future. These risks are identified through the monitoring of external developments, the status of risk indicators, learnings from incidents and assurance findings, and the appraisal of Shell’s forward-looking plans. Once identified, we undertake activities to monitor, prepare for and reduce the future impact, where possible, should such emerging risks materialise.
Board review of principal and emerging risks
The Board confirms it has carried out a robust assessment of Shell’s principal risks, including a robust process for identifying, evaluating and managing Shell’s principal risks. The Board also confirms it has carried out a robust assessment of Shell’s emerging risks. These assessments have been in place throughout 2021 and up to the date of this Report, are regularly reviewed by the Board and accords with the Financial Reporting Council guidance on risk management, internal control and related financial and business reporting.
Review of the effectiveness of the system of risk management and internal control
The Board has delegated authority to the Audit Committee to assist it in fulfilling its responsibilities in relation to the effectiveness of the risk management and internal control system, the integrity of financial reporting, and consideration of compliance matters (see “Audit Committee Report” on pages 142).

The Audit Committee receives regular reports from the Chief Internal Auditor on notable internal audits and those with a significant impact on the effectiveness of controls. The Committee reviews significant incidents involving financial, business and compliance controls and receives regular reports on business integrity issues. The Audit Committee also requests updates on specific financial, operational and compliance control issues throughout the year. The Audit Committee Chair provides an update to the Board after every Audit Committee meeting.
During and after such sessions, the Board has the opportunity to request further information and ask clarifying questions. The Chairs of the Safety, Environment and Sustainability Committee (SESCo) and the Nigeria Special Litigation Committee, an ad hoc Board committee, provide regular updates after each of their meetings. These updates cover, among other matters, the respective aspects of controls that they monitor in accordance with their Terms of Reference. The Board receives the approved minutes of the Audit Committee and SESCo minutes. They are incorporated into the Board minutes so all Directors can read and review them. This helps the Board with its ongoing monitoring and annual review of material controls. The Board is also helped with its monitoring and review responsibilities by the reports of:
•the Executive Vice President Taxation and Controller;
•the Chief Internal Auditor;
•the External Auditors;
•the Chairs of the Disclosure Committee and the Financial Reporting Control Committee;
•the Chief Ethics & Compliance Officer;
as well as summaries of the Annual Proved Reserves Disclosure.

The Executive Committee and the Audit Committee conduct an annual review of the effectiveness of the system of risk management and internal control. This is based on their own insights and experience during the year and the outcomes of the Group-level risk reviews and the Group Assurance Letter process. In the Group Assurance Letter process, each Executive Director conducts a structured internal assessment of compliance with legal and ethical requirements and the Shell Control Framework.
As part of their annual review, the Executive Committee and Audit Committee also consider input from the Chief Internal Auditor, Chief Ethics and Compliance Officer and the External Auditor. The Board reviews and discusses the insights and conclusions from this annual assessment.
The Board confirms that it has conducted its annual review of the effectiveness of Shell’s system of risk management and internal control in respect of 2021, and that this review covered all material controls, including financial, operational and compliance controls.

Responding to the COVID-19 pandemic
Although recovery is under way in many parts of the world, the COVID-19 pandemic continues to affect people’s lives, government policies, markets and businesses. In 2020, Shell implemented a broad, structured response to the pandemic. This aimed to ensure we supported our colleagues, suppliers, customers and the communities where we work. It also sought to maintain resilience in our day-to-day operations and our overall financial framework. Many of these responses remained in place throughout 2021 and were embedded in our day-to-day operational activities. For example:
▪We took many steps to protect the health of our colleagues, including requiring or encouraging office-based staff to work from home, depending on the advice of local authorities. We provided support to ensure all our colleagues can work remotely each day. We maintained comprehensive return-to-site approaches for Shell’s offices and these were reviewed and updated as necessary.
▪We continued to enforce social distancing at our offshore platforms and onshore facilities. We conducted health screening and implemented procedures to allow the safe evacuation of any suspected cases of COVID-19 from our offshore platforms or onshore facilities.
▪In our global network of retail stations, we enforced social distancing and carry out deeper cleaning. We also used other protective measures, such as screens for till operators.
▪Management at all levels continued to engage with staff to understand and respond to the stresses placed on them by the pandemic. A confidential counselling service was made available to help colleagues experiencing the psychological impact of the pandemic. We provided extra online resources to help people manage their physical and mental well-being.
▪To sustain our operations and supply chains, which in turn support our suppliers and customers, we ensured business continuity plans were in place for all our businesses, functions and operating sites.
▪We accelerated the adoption of digital technology (including the use of drones and robots) to monitor offshore and manufacturing equipment remotely.
▪We strengthened our global web content filtering capability in response to the switch from office to remote working and added new measures to improve cyber-awareness.
▪We continued to reiterate Shell’s compliance rules (including the Code of Conduct) and the importance of adhering to them. The Crisis Management Standard was used to guide our operational risk responses.
▪Our country chair network addressed specific challenges that arose at local levels.
As governments and society continue to adjust and recover from the pandemic, we monitor the changing external environment and emerging risks across Shell’s entire operations. In this way, we seek to ensure we remain resilient and ready and able to respond to developments.
For more detailed information about the impact of the pandemic on Shell's principal risks see pages 23-32.

Risks
The Board reviews reports on strategic risks annually, and considers reports on operational risks twice a year. These reports assess current business activities against risk appetite.
Chief Ethics and Compliance Officer Report
Data and insights include information from the Global Helpline, the Shell Ethics and Compliance organisation and the Shell People Survey. SESCo continues to strongly support the work of the Chief Ethics and Compliance Officer, including the efforts to ensure a safe working environment where staff feel confident to raise any concerns in good faith.
The Audit Committee is kept updated when matters highlighted through the Global Helpline are investigated. The Audit Committee is also informed about the associated remediation. For more information see page 152 of the Audit Committee Report.

Assurance activities
Assurance activities, including items raised by businesses and functions (through the Group Assurance Letters process) and assurance (from Internal Audit, HSSE, Ethics and Compliance, Reserves Assurance and Reporting), provide additional evidence to the Board of the commitment to high standards of risk management and internal control. The assurance activities ensure that work can be done safely, within regulatory frameworks.
The information provided within these reports further supports the Board’s annual review of the effectiveness of the Group’s system of risk management and internal control and feeds into the Group scorecard, against which staff bonuses are calculated.

BOARD EVALUATION

Insight
The feedback from the Board Directors was positive throughout their responses to the evaluation. Views were provided on what additional expertise or experience might benefit Board composition through the energy transition. These views were actively considered, along with other factors, in Nomination and Succession Committee discussions.
Board dynamics – The Non-executive Directors’ engagement, support and challenge of management was rated very highly, with the quality of the interaction and the openness of the Executive team being commended.
Board oversight – The Board's oversight of the Powering Progress strategy was rated highly overall, as was the understanding of the capacity of the Company to deliver the strategy. Some recommendations for further enhancement were received in this area. Board oversight of monitoring various external forces was also highly rated, although the Board noted an appetite for improved oversight of new technologies and digitalisation. The Board viewed its oversight of various specific aspects of risk positively and suggested further enhancements to improve risk discussions between the Board and management. The Board’s oversight of the Company’s processes for managing and developing senior executive talent was rated very highly, with a focus on the work in progress on further improving the ethnic diversity of senior talent.

Management and focus of meetings – Themes included: Board papers (a common topic for many corporates), which would still benefit from further simplification; and a desire to return to physical meetings when circumstances permit. The support available to the Board in terms of the induction/onboarding, Company Secretarial support and access to external advice was rated highly.
Stakeholder oversight – The mechanisms by which the Board obtains insight into the views and needs of major investors and employees were highly rated. At the same time, it was again noted that mechanisms for obtaining views of customers, private/retail investors, communities and suppliers should be explored to see whether feasible and relevant enhancements could be made. The Board’s effectiveness in monitoring and assessing culture throughout the organisation was rated positively overall, although the Board indicated interest in further enhancing its oversight in this area, particularly as the Company transforms through the energy transition.
Delivery against the 2021 ambitions
The COVID-19 pandemic continued to impact both the near- and long-term business outlook. Although government restrictions in many countries loosened as vaccinations increased, resulting in some regions starting to return to offices, international travel continued to present challenges well into the fourth quarter of 2021 and into 2022. Through the use of additional meetings, the Board balanced its focus on short-term operational matters and long-term strategy. However, delivery of some of the Board's ambitions were affected by the need to focus attention and resources on other key events, such as the completion of Reshape, Shell's company-wide reorganisation, and the simplification announced towards the end of 2021.
The Board progressed and supported significant projects throughout the year. These efforts were made throughout 2021 alongside numerous sessions to monitor and support management in implementing strategy. Management sought the Board's input and support on the proposed announcements for Strategy Day 2021, the presentations on stakeholder feedback from Strategy Day 2021, and the Board’s review, and approval of Shell’s energy transition strategy.
The Board continued to monitor the Reshape reorganisation and had regular engagements on culture and workforce engagement through various sources. Because information on culture is dispersed across various reports and activities, and because of timeliness after launching Powering Progress and finalising Reshape, a discussion was originally planned for the latter part of 2021 to determine how best to address this topic in a unified and pragmatic way. Subsequently this was deferred to early 2022 because of the other pressing Board agenda topics that arose in the second half of 2021.
Other 2021 ambitions were: Chair succession, which has received positive reviews from the Chair evaluation; and enhancements for the greater oversight of litigation, which were also implemented. Further optimisation of the Non-executive Director onboarding programme was largely completed (except for items still impacted by travel restrictions, such as sharing Board travel). The plan to enhance ongoing training and explore pragmatic ways to further improve Board materials was impacted by the prioritisation of resources towards other significant projects.
Planned enhancements for 2022
The 2021 Board evaluation findings provided areas of focus or priorities for 2022. There was strong agreement between the Board and Executive Committee around:
•building on the "monitoring execution and strategic implementation" focus area from the 2020 evaluation, (including ensuring continued alignment on the Financial Framework). Directors' suggestions were relayed to appropriate individuals for incorporation into the Strategy Agenda for 2022;
•clarifying the need for, and how best to obtain, wider external stakeholder views in feasible and relevant ways; and
•enhancing the risk management dialogue between management and the Board.

Powering Progress strategy/strategic direction/energy transition
This is very important for the years ahead. The Board and Executive Committee will continue to oversee the strategic execution as a priority (particularly Powering Progress, and the net zero/Carbon Management Framework).
External engagement
Enhancing interactions and/or obtaining the views of relevant external stakeholders, including external experts, customers, partners and society, was highlighted within the evaluation. The Board began discussions on this objective at its February 2022 meeting, considering how it could best be accomplished, and the informational scope that would be most relevant from various stakeholder groups. The Board plans to explore this topic further in 2022.

Financial framework
Capital investment allocation and operating expense are key to achieving the Company’s 2030 net-zero goals and intermediate actions. Alignment on the distribution policy/strategy and on the long-term financial framework will also be areas of focus.
Chair
The Chair was very highly rated as having made a strong start under difficult circumstances, with the COVID-19 pandemic limiting opportunities for face-to-face interaction. It was noted that his relationship with the CEO is balanced and positive. Transparency and good alignment between the Chair and the Non-executive Directors was highlighted. Directors praised his clear communication skills, noting only minor areas for improvement. The Chair’s management of the individual input of Directors both inside and outside Board meetings was highly rated, and his availability to individual Directors was valued and appreciated. The Board also praised his ability to keep agendas focused with sufficient time for full discussion.
The Deputy Chair communicated the feedback to the Chair, along with requests to:
▪consider feasible and reasonable improvements in reducing Board materials and meetings; and
▪continue to apply his industry experience and expertise as relevant in Board discussions, which adds strong contextual perspectives.

The Chair fully accepted the feedback, agreed to reflect and act upon it, and offered additional development points not identified that he was working on.

NOMINATION AND SUCCESSION COMMITTEE
Focus areas for 2021

▪Discussions about Non-executive Director and Executive Committee succession
▪Discussions on talent engagements with key staff and succession candidates
▪In-depth examinations of the Shell People Strategy and culture, with an increased focus on diversity, equity and inclusion and end-to-end talent management
Priorities for 2022

▪Non-executive Director and Executive Committee succession
▪Continued talent engagements with key staff and succession candidates
▪Maintain proactive oversight over Shell's ambition to become one of the most diverse and inclusive organisations in the world

SIR ANDREW MACKENZIE
Chair of the Nomination and Succession Committee

COMMITTEE MEMBERSHIP AND ATTENDANCE FOR 2021

Committee member	Member since	Maximum possible meetings	Number of meetings attended	% of meetings attended
Sir Andrew Mackenzie (Chair of the Committee from May 18, 2021)	Oct 1, 2020	5	5	100%
Dick Boer	May 19, 2021	3	3	100%
Ann Godbehere	October 27, 2021	1	1	100%
Euleen Goh	July 1, 2019	5	5	100%
Chad Holliday [A]	May 19, 2015	2	2	100%
Sir Nigel Sheinwald [A]	May 20, 2020	2	2	100%
[A] Chad Holliday and Sir Nigel Sheinwald retired from the Board following the 2021 Annual General Meeting, held on May 18, 2021.
PURPOSE
The Nomination and Succession Committee (the “Committee”) leads the process for appointments to the Board and Senior Management [A] positions, ensures plans are in place for orderly, well-planned succession, and oversees the development of a diverse succession pipeline of candidates. It also reviews the Company’s policy and strategy on diversity, equity and inclusion (DE&I), and monitors the effectiveness of these initiatives. It makes recommendations to the Board on corporate governance guidelines, as referred to in the Chair’s statement.
[A] "Senior Management” refers to the Executive Committee and the Company Secretary.
TALENT MANAGEMENT AND SUCCESSION
The Committee is fully engaged with the end-to-end talent management and senior succession planning approach that is deployed within Shell. It plays a key role in senior succession and resourcing. Retaining in-depth knowledge of the individuals within the talent pipeline is a Committee priority. The Committee makes time to personally meet and engage with numerous individuals within the pipeline. The Committee’s oversight and input extend from recruitment to leadership identification and from leadership development to leadership appointment, all of which are underpinned by clearly articulated talent priorities and a commitment to advancing diversity, equity and inclusion across Shell.
The Committee manages Board and Senior Management succession under a structured, proactive methodology. The processes have clear and agreed selection principles for short-, medium- and long-term succession and are aligned with Shell's strategic priorities.

NOMINATION AND SUCCESSION COMMITTEE continued
For Non-executive Director succession, the Committee continues to follow its Principles for the Strategic Composition of the Board, adding factors as they evolve. These principles function much like a policy and include both quantitative and qualitative principles, considering:
▪the overall aspired Board composition and diversity of gender, race and ethnicity, nationality, background, experience and desired skill sets that align with the Company’s strategy and purpose; and
▪the values, attitudes, and behaviours expected of Directors.
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
Senior Management principles feature in the Committee’s review of the succession plans which occurs in every Committee meeting. Using the principles, the Committee implements any changes through a well-defined and diligent process with overall Board engagement. The Committee agrees candidate profiles and meets prospective candidates well ahead of any selection decision being necessary. It also engages the Board early in the process to ensure all Directors have an opportunity to meet and assess prospective candidates. Consequently, some of the leaders whom the Committee and Board have engaged with extensively in the past are now members of the Board or the Executive Committee.
In 2021, the Committee undertook its annual in-depth look at the succession plans for Senior Management across Shell and reviewed the talent pipeline in line with the business outlook. The engagement focused on the organisational health of our workforce following Project Reshape; the introduction of a single integrated and global Diversity, Equity & Inclusion plan aligned to our strategy and purpose, the depth and breadth of the senior executive leadership pipeline including good progress in enhancing diversity, the skills, behaviours and development support required for future success, and an evolving outlook on senior executive roles. Following the Committee’s review, the findings were reported to the Board.
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
In February 2021, Shell published its aspirations for diversity, equity and inclusion as part of its strategic update. The focus will continue to be on gender and nationality diversity, and is broadening and deepening to the areas of race and ethnicity, enablement and LGBT+. When looking at our progress against our ambitions, female representation has steadily improved in recent years. Among experienced recruitment in 2021, Shell companies recruited 34% females, and among graduates 47%. Female representation in the top 1,250 roles (“Senior Leadership” positions) has strengthened by 1.7 percentage points during 2021 to 29.5%, and we continue to progress towards our aim of achieving 35% female senior leadership representation by 2025. Nationality diversity, such as Asian and American talent, continues to be managed in accordance with the business outlook and we have a strong focus on progressing race and ethnic minority representation, beginning in the UK and the USA and followed by the Netherlands. The representation of people of colour among Shell's senior leaders in the USA has been actively tracked for many years. It stood at 26.1% at the end of 2021, compared with 17.3% in 2016. In the UK, race and ethnicity representation among senior leaders was 16.5% [A]..
[A] As ethnicity declaration is voluntary, our ethnicity declaration rate is not 100% and all calculations are based on a declaration rate of 81%. The 19% of our workforce who have not provided data or chosen not to declare their ethnicity were not included in our calculations.
Senior Leadership is a Shell-specific measure and different from that which we are required to report under the Code, being female representation in Senior Management and their direct reports, where the percentage is 28.4%.
Although the Committee monitors Shell’s organisational diversity, equity and inclusion strategies and initiatives, it also holds itself accountable for the Board’s own diversity and inclusion. By the end of 2020, the Board’s diverse composition met the Hampton Alexander and Parker Reviews’ objectives by reflecting 38.46% female representation with one person meeting BAME criteria. Gender representation was down slightly from May 2020 (when the Board’s composition included 42% female representation) as a result of the departure of three Non-executive Directors (one female, two males) and the appointment later in the year of four new Non-executive Directors (one female, three males). However, following the 2021 AGM, for the first time in Shell’s history, the Board reached gender parity with 50% female representation.
More information on diversity, equity and inclusion in Shell is provided in the Our people section on page 113.
The People Strategy and culture and identity
During the year, the Committee initiated an in-depth examination into our approach on diversity, equity and inclusion. This will follow the format of the examination of the Shell People Strategy that the Committee undertook in 2020, which placed particular emphasis on our aspired culture and identity. Powering Lives is a foundational element of our Powering Progress strategy. The Committee will be conducting further engagements in 2022 to maintain proactive oversight over Shells ambition to become one of the most diverse and inclusive organisations in the world, where everyone feels valued, respected, with a focus on four areas of gender, race and ethnicity, LGBT+ and disability.
Committee activity
In addition to its considerations regarding succession, the Committee made recommendations on corporate governance guidelines, monitored compliance with corporate governance requirements and made recommendations on corporate governance-related disclosures. The Committee continues to monitor and review this area, considering whether and how current Company governance matters should be strengthened. Further insight on some of the Committee’s areas of consideration in 2021 is provided below.

Succession [A]	Topic of discussion/example of Board activity
Recommendation	▪Appointment of Sir Andrew Mackenzie and Jane Holl Lute to the Board. ▪Changes to the composition of the Board committees.
Review and oversight	▪Shell Senior Succession and Resourcing Review and ongoing succession planning.
Oversight	▪Shell diversity, equity and inclusion. ▪End-to-end talent management in Shell.
Engagement	▪Talent engagements.
Governance	Topic of discussion/example of Board activity
Governing the Board and its committees	▪Reviewed its Terms of Reference, and the terms of reference for other Board committees and the matters reserved to the Board.
Regulation, legislation and other governance-related guidance
▪Key governance matters affecting the Company’s external reporting.
▪Other governance and regulatory changes agreed or proposed and their impact or potential impact on the Company, its processes and its reporting.

Shell plc matters
▪Considered any potential conflicts of interest and the independence of the Non-executive Directors.
▪Review of additional external appointments requested by Directors, with specific focus on the time allocated to all commitments. For Executive Directors, the benefit/relevance to the business of the Director undertaking the additional role is also a key consideration.
▪Determined the process for the 2021 internal Board Evaluation.

Board membership and other appointments	Topic of discussion/example of Board activity
Directors’ tenure, external commitments, conflicts of interests and succession planning	▪Non-executive Director appointments and changes to Committee membership.
Talent overview and senior succession review	Topic of discussion/example of Board activity
Shell Senior Succession and Resourcing Review covering Executive Director and Executive Committee (EC) succession, EC direct reports, the senior executive group and the overall talent pipeline	▪Enhanced insight on Shell talent and future leaders. ▪Assurance of robust succession and contingency plans.
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
Director induction and training
After being appointed to the Board, Directors receive a comprehensive induction tailored to their individual needs. This normally includes site visits and meetings with Senior Management to enable them to build up a detailed understanding of Shell’s business and strategy, and the key risks and issues that Shell faces. Existing Directors are also able to join these visits to keep abreast of business developments and progress. With the abnormal COVID-19 circumstances in 2020 and 2021, the induction programme was quickly adapted to a completely virtual induction.
Onboarding is phased and prioritised based on forthcoming Board agenda items to help ensure the new Non-executive Directors hit the ground running. In 2020 and 2021, digital onboarding books were provided for each new Non-executive Director. These onboarding books complemented the existing digital Directors' Handbook and featured:
▪overviews of scheduled briefing meetings customised to the Non-executive Directors' needs and linked to upcoming Board agenda items;
▪hyperlinks to key Shell publications (external and internal);
▪lists of common Shell acronyms;
▪key current materials on:
–Shell’s safety and core values;
–Board governance;
–Group strategy and portfolio;
–key businesses and functions; and
–climate change and energy transition;
▪biographies of key executives.
▪Other elements of the onboarding programme for Non-executive Directors included:
–arranging briefing meetings with key executives (both business and functional) customised to Non-executive Directors’ needs and phased based on forthcoming Board agenda items;
–where feasible, pairing up new Non-executive Directors in onboarding briefings to optimise learning while also providing opportunities for collegial relationship-building and increasing efficiencies for the executives; and
–where possible, arranging virtual site visits (either specifically for onboarding or by inviting the new Directors to committees' virtual site visits).

Supported by the benefits of the global vaccination programme, we are now seeing COVID-19-related restrictions starting to ease in many countries. As a result, we envisage Directors being able to increase their face-to-face engagement with our teams at our sites in 2022 and to enhance ongoing Director training.

NOMINATION AND SUCCESSION COMMITTEE continued

CHAIR SUCCESSION
Message from Euleen Goh
In early 2018, the process of selecting the next Chair of the Board of Shell plc (at the time known as Royal Dutch Shell plc) began in response to the proposed limit on Chair tenure, outlined in the then draft version of the Code. The Nomination and Succession Committee (NOMCo) created a subcommittee, drew up a potential succession timeline, and initiated an internal and external search process. Hans Wijers, the Senior Independent Director at the time, led the subcommittee and the search process. Chad Holliday, the current Chair, was not a member of the subcommittee.
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
After this thorough and robust search process, the Board agreed unanimously at its March 2021 meeting that Sir Andrew Mackenzie should be appointed Chair of the Board with effect from the conclusion of Shell’s 2021 Annual General Meeting, which was held on May 18, 2021.
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
Since joining the Board in October 2020, Andrew has dedicated significant time to familiarising himself with the business, the people, and the Powering Progress strategy which he and the Board fully support and are committed to delivering together with management.
His broad experience, strategic vision, scientific curiosity and commercial acumen made him the ideal candidate to lead the Board of Shell plc.

SAFETY, ENVIRONMENT AND SUSTAINABILITY COMMITTEE
FOCUS AREAS FOR 2021

▪Safety and environmental performance
▪Assurance programme
▪Shell's climate targets
▪Non-financial elements of Shell's strategy
▪Sustainability metrics for remuneration

PRIORITIES FOR 2022

▪Process safety and personal safety
▪Environmental performance
▪Emerging safety and non-financial risks
▪Progress against energy transition targets
▪Broader sustainability performance

"SESCo focused on Shell’s safety and environmental performance and assurance programme in 2021, as well as targets for the energy transition and sustainability elements of Shell’s Powering Progress strategy."

CATHERINE J. HUGHES
Chair of the Safety, Environment and Sustainability Committee
COMMITTEE MEMBERSHIP AND ATTENDANCE FOR 2021

Committee Member	Member since	Maximum possible meetings	Number of meetings attended	% of meetings attended
Catherine J. Hughes (Chair of the Committee since May 19, 2021)	November 1, 2017	5	5	100%
Neil Carson OBE	June 1, 2019	5	5	100%
Bram Schot	October 1, 2020	5	5	100%
Sir Nigel Sheinwald (Chair of the Committee until May 18, 2021) [A]	July 1, 2012	2	2	100%
Ann Godbehere [B]	May 20, 2020	4	4	100%
[A] Sir Nigel Sheinwald retired from the Board following the 2021 Annual General Meeting, held on May 18, 2021.
[B] Ann Godbehere stepped down from her role on the Committee on October 27, 2021 when she became a member of the Nomination and Succession Committee.
PURPOSE
The Safety, Environment and Sustainability Committee (SESCo) assists the Board in reviewing the policies, practices, targets and performance of Shell, primarily with respect to safety, environment including climate change, and broader sustainability.
OVERVIEW
The Committee meets regularly to review and discuss a wide range of important topics. These include the safe condition and responsible operation of Shell’s assets and facilities, environmental protection and greenhouse gas emissions, any major incidents that impact or had the potential to impact safety, environmental performance, and progress towards meeting Shell’s energy transition targets.
The Committee also endorses the annual Shell assurance plan for Health, Security, Safety, Environment and Social Performance (HSSE & SP) and Asset Management, and reviews the execution of the plan and audit outcomes.
The Committee assesses Shell’s overall sustainability performance and provides input to Shell's annual reporting and disclosures on sustainability. It also advises the Remuneration Committee on metrics relating to safety and energy transition that apply to the Executive Committee annual scorecard and Long-term Incentive Plan.

SAFETY, ENVIRONMENT AND SUSTAINABILITY COMMITTEE continued
The Committee reviews and considers external stakeholder perspectives in relation to Shell’s business, and how Shell addresses issues of public concern that could affect its reputation and licence to operate.
In line with the strategic importance of the Committee's agenda, the Chair of the Board of Directors and the Chief Executive Officer of Shell plc regularly attend Committee meetings for discussions on specific topics.
Shell’s Chief Executive Officer and the Executive Committee hold overall accountability for sustainability within Shell. In February 2022, Shell announced a newly created role of Strategy, Sustainability and Corporate Relations Director. The new director is a member of Shell’s Executive Committee.
ACTIVITIES
During 2021, the Committee focused on the areas of greatest operational and strategic importance to Shell, in line with its Terms of Reference. This allowed the Committee to oversee effectively and thoroughly the practices and performance of the Company with respect to safety, environment including climate change, and broader sustainability.
The topics discussed in particular depth by the Committee included personal and process safety, a range of environmental topics, Shell’s energy transition targets, and remuneration metrics. The Committee also reviewed in detail Shell companies’ operations and the challenges faced in Nigeria.
The Committee supported and contributed to the announcement of Shell’s Powering Progress strategy in 2021. This included a series of targets and commitments under the goals of achieving net-zero emissions, respecting nature, and powering lives. The Committee believes the Powering Progress strategy further demonstrates Shell’s determination to play its full role in the energy transition. The Committee has conducted in-depth discussions with senior management about how Shell’s energy transition targets for the near-term, medium-term and longer-term will be met through a combination of developing low-carbon energy businesses, transforming existing assets to energy and chemicals parks, carbon abatement programmes, portfolio actions, the use of nature-based solutions, and the development of carbon capture, utilisation, and storage (CCUS).
Following the Committee's review of remuneration with management, the safety and energy transition metrics have been further enhanced for the 2022 Executive Committee annual scorecard and the 2022-24 Long-Term Incentive Plan in order to drive further performance improvements.
Together with the Audit Committee, the Committee reviewed the controls and procedures for managing contracting and procurement activities. The Committee Chair held several meetings with senior leaders to discuss specific topics, including reducing carbon emissions and enhanced assurance protocols. Committee members also held a series of individual engagements with business directors to discuss their reflections on emerging risks.
The Committee also reviewed wider matters of public concern during 2021 such as plastic waste, methane emissions, human rights, diversity and inclusion, and access to energy in low- and middle-income countries. The Committee engaged with external stakeholders on the topic of plastic waste and undertook a feedback session on how Shell’s energy transition strategy and targets are perceived.
The Committee continued to closely monitor and strongly support Shell's response to the COVID-19 pandemic in 2021 in terms of care for staff and the safe management of operations.
For further details on SESCo and how Shell manages sustainability see www.shell.com
SITE VISITS
The Committee postponed its planned site visits for 2021 because of the COVID-19 pandemic. The Committee instead conducted a virtual site visit to the Qatar Gas-to-Liquids facility via videoconference. The visit focused on safety and environmental performance and broader sustainability issues. The Committee Chair also held a follow-up engagement with the Rheinland Refinery in Germany to review safety performance and progress with the planned transformation of the site into an energy and chemicals park.

Activities performed	Frequency
Review Shell’s practices and performance relating to safety, including the safe condition and responsible operation of Shell’s assets (Shell-operated ventures and non-Shell-operated ventures), with a focus on both employees and contractors	Every meeting
Review Shell’s practices and performance relating to environment, including in particular environmental protection and greenhouse gas emissions	Every meeting
Review any major incidents that impact, or had the potential to impact, Shell’s safety and environmental performance	As necessary
Review progress towards meeting Shell’s Powering Progress ambitions, including its near-term and longer term energy transition targets for net carbon intensity and becoming a net-zero emissions energy business, in step with society	Most meetings
Endorse Shell’s annual assurance plan for Health, Security, Safety, Environment and Social Performance (HSSE & SP) and Asset Management	Annually
Review execution of Shell’s HSSE & SP assurance plan and audit outcomes, and review relevant findings from Shell’s broader internal audit programme	Most meetings
Assess Shell’s overall sustainability performance and provide input to Shell’s annual reporting and disclosures regarding sustainability	Annually
Review how Shell addresses other major issues of public concern that could affect Shell’s reputation and licence to operate	Most meetings
Review and consider external stakeholder perspectives in relation to Shell’s business	Periodically
Advise the Remuneration Committee on metrics relating to safety and energy transition	Annually

AUDIT COMMITTEE REPORT
Dear Shareholders,

I am pleased to present our Audit Committee Report for 2021.
I begin this report by welcoming Jane Holl Lute to the Audit Committee (AC). Jane joined the AC in July 2021 and her insights are a valuable addition to the AC.
The primary role of the AC is to assist the Board in fulfilling its oversight responsibilities in areas such as the integrity of financial reporting, the effectiveness of the risk management framework and system of internal controls as well as consideration of ethics and compliance matters. We are responsible for assessing the quality of the audit performed by, and the independence and objectivity of, the external auditor. The AC also makes a recommendation to the Board on the appointment or reappointment of the external auditor. In addition, we oversee the work and quality of the internal audit function.
The AC’s work programme over the course of a year focuses on a variety of matters that involve either a high degree of judgement and/or are significant to Shell’s consolidated financial statements. Topics addressed during 2021 included the potential impact of climate change on Shell’s consolidated financial statements, redundancy and restructuring charges related to Reshape, deferred taxes and tax exposures, significant portfolio acquisitions and divestments, third-party credit exposure, litigation, including the Dutch climate court case ruling, discount rates used for impairment testing, decommissioning and other provisions, impairment trigger assessments, charges and reversals, accounting for complex contracts, dividend distribution capacity and marked-to-market derivatives accounting.

The AC reviewed with management areas which required significant judgement, the sources of estimation uncertainty and other key assumptions in light of economic and market uncertainty, climate risk and the energy transition, and evolving stakeholder expectations. In addition, the AC discussed with management the robustness of the risk and internal control management framework, results of internal control testing performed throughout the year and remediation activities.
These discussions also covered how risks to controls stemming from the organisational restructuring aspects of Reshape were managed. The AC also received briefings from the Chief Internal Auditor on the effectiveness of Shell’s risk management and internal control system and on the outcomes of significant audits and notable control matters.
The impacts of climate change and the energy transition touch on many aspects of the AC’s work. The AC’s focus areas for 2021 included a number of discussions on the financial statement impacts of climate change and energy transition and the increasing calls for expanded climate-related information. Non-financial reporting was one such topic and included discussions on planned enhanced disclosures related to climate change reporting and other ESG information. The AC reviewed the pricing methodology for oil and gas and discussed with management how the impact of climate change was reflected in the methodology. This topic provided greater insights to the AC as to how macroeconomic conditions, major trends in the industry, and geopolitical factors, including carbon pricing and long-term demand for oil and gas, are considered in developing the outlook for commodity prices and refining margin assumptions, which are important considerations in business planning, asset impairment analyses, and investment and divestment decisions. Further, the quarterly reports reviewed by the AC from Ernst and Young LLP (EY), our external auditor, and the Chief Internal Auditor, also included specific steps they have taken to incorporate climate change considerations into all facets of their work.
The AC reviewed the additional disclosures in relation to the potential financial impacts of climate change. The AC, recognising the evolving nature of climate change risks and responses, concluded that climate change has been appropriately considered by management in key judgements and estimates and agreed with the disclosure made by management.

“The primary role of the AC is to assist the Board in fulfilling its oversight responsibilities in areas such as the integrity of financial reporting, the effectiveness of the risk management framework and system of internal controls as well as consideration of ethics and compliance matters."

The AC reviewed the governance and controls related to Renewables and Energy Solutions (R&ES) new business models and ventures and was briefed on the new proposed business re-segmentation for 2022. Other focus topics for 2021 included pensions, trading and supply, and contracting and procurement, all of which represent significant financial activities and obligations.
As part of its oversight of compliance with applicable legal and regulatory requirements, including monitoring ethics and compliance risks, the AC discussed with the Chief Ethics and Compliance Officer activities undertaken in the ethics and compliance programme related to conduct risks stemming from the continued effects of COVID-19 as well as Reshape, and steps taken to manage those risks.
Due to continued COVID-19 travel restrictions, the AC conducted virtual visits to Shell’s Energy Transition Campus in Amsterdam and Shell’s Houston offices. As part of its virtual visit to the US, the AC also toured virtually the Shell Geismar Chemicals facility in Baton Rouge, Louisiana. These site visits deepen the AC’s understanding of the risks and opportunities arising in key markets as well as of how the Company’s Powering Progress strategy is being implemented in those locations. The visits also provide the opportunity for the AC to engage with a diverse range of Shell staff in each location and to hear directly from them.
On a final note, the AC acknowledges the financial reporting team’s substantial work during 2021. While continuing under a remote work environment, the team has demonstrated resilience and continued focus on enhancements in reporting while working to maintain a robust control environment. The AC conveys its gratitude and appreciation for their strong commitment and dedication.
ANN GODBEHERE
Chair of the Audit Committee
March 9, 2022

Focus areas for 2021

▪Non-financial reporting (including enhanced disclosures related to climate change)
▪Oil and gas pricing methodology (including carbon pricing and long-term demand for oil and gas)
▪New business models and ventures
▪Contracting and procurement
▪Trading and Supply
▪Pensions

Priorities for 2022

▪Non-operated ventures controls and governance
▪Update on regulatory developments (including in relation to climate change and energy transition)
▪Portfolio activities (refineries) and managing post-completion rights and obligations
▪Asset Management System
▪GHG reporting and assurance framework

COMMITTEE MEMBERSHIP AND ATTENDANCE FOR 2021

Ann Godbehere

Dick Boer

Martina Hund-Mejean

Gerrit Zalm

Jane Holl Lute

During 2021, the members and meeting attendance of the AC were as follows:

Committee Member	Member since	Maximum possible meetings	Number of meetings attended [A]	% of meetings attended
Ann Godbehere (Chair)	May 23, 2018	6	6	100%
Dick Boer	May 20, 2020	6	6	100%
Jane Holl Lute [B]	July 28, 2021	2	2	100%
Martina Hund-Mejean	May 20, 2020	6	6	100%
Gerrit Zalm	March 8, 2017	6	6	100%
[A] In addition to the six meetings, the AC conducted three deep-dive sessions and two virtual site visits as part of its activities.
[B] Ms Lute was appointed to the Board with effect May 19, 2021 and the AC with effect from July 28, 2021.

All AC members are financially literate, independent Non-executive Directors. In respect of the year ended December 31, 2021, for the purposes of the UK Corporate Governance Code, Ann Godbehere and Martina Hund-Mejean both qualify as: a person with “recent and relevant financial experience” and competence in accounting, and, for the purposes of US securities laws, an “audit committee financial expert”.
The experience of the AC members outlined on pages 119 to 125 demonstrates that the AC as a whole has competence relevant to the sector in which Shell operates, and the necessary commercial, regulatory, financial and audit expertise required to fulfil its responsibilities. The AC members have gained further knowledge and experience of the sector as a result of their Board membership and through various in-person and virtual site visits since their respective appointments.
The AC invites the Chief Financial Officer, the Legal Director, the Chief Internal Auditor, the Executive Vice President (EVP) Taxation and Controller, the Vice President Group Reporting and the external auditor to attend each meeting. The Chief Executive Officer attends each meeting where the quarterly, half-year and year-end financial results are discussed. The Chair of the Board also regularly attends AC meetings. Other members of management attend when requested on specific topics or to provide input on more detailed technical matters that may arise. The AC regularly holds private sessions separately with the Chief Internal Auditor and the external auditor without members of management, except for the Legal Director, being present. Outside of the formal AC meetings the AC Chair meets regularly with each of the Chief Financial Officer, EVP Taxation and Controller, the Chief Internal Auditor, the external auditor, and the Chief Information Officer (CIO).

AC REMIT
The roles and responsibilities of the AC, as set out in its Terms of Reference, are reviewed annually taking into account relevant regulatory changes and recommended best practice. The key responsibilities of the AC include, but are not limited to:
Risk Management and Internal Control
•evaluating the effectiveness of the system of risk management and internal control;
Financial Reporting
•reviewing the integrity of the financial statements, including annual reports, half-year reports, and quarterly financial statements;
•reviewing the potential impact on the consolidated financial statements of the implementation of the Company's strategy, climate change and the energy transition;
•advising the Board whether, in the AC’s view, the Annual Report taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess Shell’s position and performance, business model and strategy;
•reviewing and discussing with management the appropriateness of judgements involving the application of accounting principles and disclosure rules;
Compliance and Governance
•reviewing the functioning of the Shell Global Helpline and reports arising from its operation;
▪overseeing compliance with applicable legal and regulatory requirements, including monitoring ethics and compliance risks;
Internal Audit
▪monitoring the qualifications, expertise, resources and independence of the internal audit function;
▪approving the internal audit function’s remit and the annual internal audit plan to ensure alignment with the key risks of the business;
▪reviewing the significant matters arising from internal audits with the Chief Internal Auditor and assessing management’s response to significant internal audit findings and notable control weaknesses. This includes discussing with management potential improvements and agreed actions;
▪assessing internal audit's performance and effectiveness each year; and
External Audit
▪reviewing and monitoring the qualifications, expertise, resources and independence and objectivity of the external auditor;
▪considering the annual external audit plan and approving related remuneration, including fees for audit and non-audit services;
▪assessing the performance and effectiveness of the external auditor and the audit process, including an assessment of the quality of the audit; and
▪recommending to the Board for it to put to the Company's shareholders for approval at the Annual General Meeting (AGM) to appoint, reappoint, or remove the external auditor.

AUDIT COMMITTEE REPORT continued
These responsibilities form the basis of the AC’s annual work plan, which is adjusted throughout the year as necessary. In addition, the AC annually identifies certain business and function areas to focus on during that year. The focus areas generally encompass aspects of risk management and internal control, financial reporting and compliance. The AC is authorised to seek any information it requires from management and external parties and to investigate issues or concerns as it deems appropriate. The AC may also obtain independent professional advice at the Company's expense. No such independent advice was requested in 2021.
The AC keeps the Board informed of its activities and recommendations, and the Chair of the AC provides an update to the Board after every AC meeting. The AC discusses with the Board if it is not satisfied with or believes that action or improvement is required concerning any aspect of financial reporting, risk management and internal control, compliance or audit-related activities.
A copy of the AC’s Terms of Reference, which was updated to reflect the amended New York Stock Exchange rule regarding the AC’s oversight for related party transactions and AC’s role regarding the impact of Shell’s strategy, climate change and energy transition on the financial statements of the Company and with respect to non-financial reporting relating to climate change and energy transition metrics, can be found at www.shell.com
AC TOPIC COVERAGE IN 2021
The pie chart below shows the percentage of time the AC spent on various activities during 2021.
FOCUS AREAS FOR 2021
23% of AC time and activities
Senior leaders from various business and function areas briefed the AC on the adequacy, design and operational effectiveness of risk management and controls related to the critical activities carried out by their respective business or function. The discussions included information on any enhancements to strengthen controls and how areas identified for improvement had been addressed, monitoring activities around key risks, and steps being taken to identify new or emerging risk areas.
In addition to the significant accounting and reporting considerations discussed on page 149, the business and function areas reviewed by the AC in 2021 included the following:
▪Non-Financial Reporting (NFR) – The AC was briefed on the increasing pace of change in external regulatory and voluntary frameworks in non-financial reporting, which includes ESG reporting. The AC and management discussed the key shifts in the external landscape and in particular requests for expanded disclosure regarding: (i) a company’s resilience to climate-related financial impacts, (ii) quantification of climate risks likelihood and impacts (including physical risks), (iii) explanations on emissions methodologies, (iv) further granularity on targets, and (v) details on low-carbon activities such as capital expenditure, revenues and research and development. The AC noted that Shell’s NFR and ESG disclosures are included in Shell publications such as the Annual Report, the Sustainability Report, the Shell Energy Transition Strategy and Shell’s website. The AC was informed of key regulatory and ESG frameworks and Shell advocacy activities in this area. The AC and management also discussed planned climate-related disclosure enhancements in Shell’s reporting in line with the framework of the Task Force on Climate-Related Financial Disclosures (TCFD) and guidance from regulators. The AC and management discussed the expanded disclosures around governance, strategy, risk management, and targets and metrics and how to describe these elements and demonstrate the interdependencies that exist in practice between them. Management and the AC discussed the scenarios included in the expanded disclosure to assist stakeholders to understand the robustness of Shell's forward-looking strategy and plans across a range of possible future states. The AC and management also discussed a new note to the financial statements which summarises key areas where climate related risks are considered and the related impact on the financial statements.
▪Oil and gas pricing methodology – The AC reviewed the process, methodology and approach to price assumptions used in Shell for such purposes as business planning, accounting (for example, impairment and deferred tax assessments) and investment and divestment decisions. The AC considered the overall governance framework, how the key principles of independence, expertise, consistency and stability are applied and management’s oversight responsibilities. The AC also reviewed how factors such as supply and demand outlooks, the pace and extent of energy transition in different energy sources and markets, and macroeconomic conditions are considered when developing Shell’s short and long-term price assumptions. The AC also discussed with the external auditor its independent analysis of price assumptions and external benchmarks for price assumptions.
▪New business models and ventures – The AC received a briefing from management regarding the governance approach to new business models and ventures, including R&ES portfolio companies. The AC and management discussed the activities in 2021 to govern the implementation of the Shell Control Framework in the R&ES portfolio companies and the status of such activities. Management also provided the AC with an overview of recent internal audit results. The AC reviewed with management the challenges and risks related to the R&ES businesses and the learnings and planned governance improvements to support the R&ES ambitions.
▪Contracting and Procurement (C&P) – As part of a joint session with the Safety, Environment and Sustainability Committee (SESCo), the AC was briefed on Shell’s C&P programme. This included an overview of how (i) C&P and business lines work together to procure services and goods, (ii) C&P digital tools are designed to ensure that potential risks relating to procurement contracts, such as credit risks, regulatory requirements and ethics and compliance matters, are appropriately addressed at individual and Group level, and (iii) through its procurement activities, Shell manages stakeholders’ expectations that Shell will positively influence third parties in environmental and social issues; such as climate change, conserving natural resources and biodiversity, and promoting human rights, worker welfare, safety, and diversity. C&P leaders, the AC and SESCo discussed efforts to ensure continued competitive performance and resilience amid increasing volatility, rising inflation and supply chain disruption.
▪Trading and Supply’s (T&S) control framework – Noting the continued regulatory demands in this area, the AC met with T&S leaders, including the Risk Officer, to gain a deeper understanding of the controls and processes enhancements undertaken in 2021. The AC was briefed on the Integrated Risk Management Framework being developed and the capabilities and systems improvements identified through the market risk road map. The AC and T&S leaders also discussed the progress on strengthening IT general controls, front and mid-office controls and compliance functions. T&S leaders briefed the AC on the structural organisational changes being made to enable effective implementation of systems and processes enhancement while managing the risks arising from a volatile commodity price environment and the impact of Reshape.
▪Pensions - Treasury leaders provided the AC with an overview of Shell’s pension plans which cover around 230,000 current and past employees in 46 countries. The AC reviewed the governance arrangements and operating model for Shell’s pension plans that result from their independent trust structures in different jurisdictions. The AC was briefed on pension risks and risk management governance, actuarial and investment management, operational oversight, and assurance activities undertaken by two centres of expertise which support Shell’s pension plans. The AC gained insights into the control framework, standards, modelling and guidelines that are designed to ensure appropriate measurement and reporting of pension liabilities, assets, and annual payments.
In January 2022, the AC conducted a virtual visit to Shell’s Houston, Texas offices. As part of this visit, the AC received briefings on how the US businesses are implementing Shell’s Powering Progress strategy through an overview of various energy transition projects and initiatives. The AC also was informed of the initiatives under the Racial DEI Plan, which focuses on inclusion, representation and outreach, and planned activities focused on issues of race, ethnicity, which also include diversity, equity, and inclusion as it relates to gender, LGBT+, and people with disabilities. The AC also gained insight into the cyber-security defence and risk operations; the regional advancement of the energy transition in the USA; the integrated Power approach between Trading and Supply and R&ES businesses; and engaged with staff on how Shell is powering lives. The AC also conducted a virtual visit to Shell’s Geismar chemicals facility in Baton Rouge, Louisiana, which is the centre of a suite of potential projects that are focused on infrastructure and emissions mitigations to deliver low-carbon products to its customers. As part of this virtual facility visit, the AC reviewed risk management through the deep-water Gulf of Mexico lens of dealing with COVID-19, rapid and significant oil price declines and Hurricane Ida.
In February 2022, the AC undertook a virtual visit to Shell’s Energy Transition Campus in Amsterdam. As part of this visit, the AC and Project and Technology (P&T) leaders discussed P&T’s business risk management and risk matrix. The AC was also provided with an overview of P&T’s portfolio, including those that support the energy transition and Shell’s net-zero emissions target, and was briefed on a current P&T project.
As part of its review of new business models and ventures, the AC had intended to visit one of Shell’s new ventures in 2021. Due to COVID-19 travel restrictions, this visit has now been rescheduled to take place in 2022.
Site visits are a welcome addition to the AC’s annual work plan, as they provide the opportunity for the AC to gain a deeper understanding of the various businesses and functions at each location, the local external environment within which those activities take place and how they contribute to Shell achieving its strategic ambitions. In addition to in-depth examinations of specific business areas, these visits enable the AC members to interact with a diverse group of staff and learn about their experiences, challenges they face and their opportunities for career development. The AC is also briefed on the impact of the energy transition at a local level, how risks associated with climate change are managed, and the results of the Shell People Survey.

RISK MANAGEMENT AND INTERNAL CONTROL
24% of AC time and activities

The AC assists the Board in fulfilling its responsibilities in relation to risk management and internal control. In order to monitor the effectiveness of the procedures for internal control over financial reporting, compliance and operational matters, the AC reviews reports on risks, controls and assurance, including the annual assessment of the system of risk management and internal control. This annual assessment includes the AC's review of outcomes from the Group Assurance Letter process. The Group Assurance Letter process involves each Executive Director conducting a structured internal assessment of compliance with legal and ethical requirements and the Shell Control Framework. The AC also reviews the Company’s evaluation of the internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act (SOX 404). The AC updated the Board on compliance with internal controls across the Shell Group and on any major matters for which action or improvement was recommended.

Activities performed	Frequency
Risk Management and Internal Control
Review the policies and practices and monitor the effectiveness relating to Shell’s risk management and internal control system.	P
Receive briefings on regulatory developments.	P
Review management's SOX 404 assessment.	A
Discuss significant matters arising from completed internal audits with the Chief Internal Auditor, management and the external auditors.	Q
Assess management’s responses to significant audit findings, recommendations and notable control weaknesses, including potential improvements and agreed actions.	P
Review significant legal matters with Shell’s Legal Director.	Q
Review the oil and gas reserves control framework.	A
Review Shell’s information risk management.	P
Review Shell’s tax function, key tax risks and Shell’s approach to the evolving area of tax transparency.	P
A = Annually, Q = Quarterly, P = Periodically
Throughout the year, the AC and management discuss the Company’s overall approach to risk management and internal control, including compliance, tax, and information risk management matters and the adequacy of disclosure controls and procedures. The AC receives quarterly reports from the EVP Taxation and Controller on the status of actions to address control weaknesses identified via business control incidents and the trends in other measures used to monitor the robustness of the risk management framework and internal control systems. The AC is also briefed on litigation matters (see “Governance” on page 188 and Note 26 to the “Consolidated Financial Statements” on pages 255 to 257.

The AC regularly reviews the status of management’s SOX 404 testing of controls and remediation actions to address any identified weaknesses. Similar to 2020, for 2021, these reviews included consideration of how the COVID-19 pandemic affected the controls and assurance landscape, including the financial reporting process. The AC and management discussed the steps taken to maintain an effective control environment, to demonstrate “management in control” during the pandemic and to address any new or emerging risks due to the working-from-home setting. The AC was also briefed on how management was monitoring and addressing any impacts on the control environment from the organisational restructuring from Reshape.
It is important that the AC monitor and learn about evolving external developments in a timely fashion. Accordingly, the AC was informed of developments in the legal, regulatory and financial reporting landscape that could affect the Company. The AC’s briefings in this area were supplemented by the overview of the ESG reporting landscape provided as part of its non-financial reporting focus topic for 2021.
In 2021, the AC dedicated time to the following topics:
▪Tax risks – In addition to the regular review of Shell’s tax provisions, the AC and management discussed the Tax function’s operational performance and key developments and challenges for a global company like Shell operating across many differing tax jurisdictions. The AC was briefed on the tax integrated assurance model which is designed to ensure compliance with applicable tax, disclosure and accounting requirements. Management outlined for the AC the potential implications of the current external tax environment and increasing demand for scrutiny and transparency. These included expected higher compliance burden, increased risk of double taxation, tax challenges arising from the digitalisation of the economy, and potential upward pressures on effective tax rates.
▪Information risk management –The CIO briefed the AC on the diverse risk landscape and the steps being taken to manage the increased external threats observed. The AC was informed of the investments made to build a robust cyber-security framework over the last decade with enhanced cyber-incident detection, response and recovery capabilities, and expanded monitoring and data protection. The AC and CIO also discussed the transformation occurring in Shell’s IT systems as part of the Powering Progress strategy, reflecting the evolving portfolio of businesses and the greater number of digital products for customers.
▪Oil and gas reserves control framework – The AC annually reviews the framework that supports Shell’s internal reporting and external disclosures of oil and gas reserves. The AC also reviews the processes and controls that prevent and/or mitigate the risks of non-compliance with regulatory reporting requirements. This annual review of Shell’s oil and gas reserves control framework supports the AC’s review of Shell’s reported proved oil and gas reserves discussed later in this report.
In addition to the above, the AC also had quarterly discussions with the Chief Internal Auditor regarding the Company’s risk management and internal control system, significant matters arising from the internal audit assurance programme and management’s response to significant audit findings and notable control weaknesses, including planned improvements and agreed actions.
The AC similarly holds discussions with EY on a quarterly basis regarding how risks to audit quality are addressed, key accounting and audit judgements, results from audit procedures and management’s response to any significant audit findings and any material communications between EY and management.

AUDIT COMMITTEE REPORT continued
FINANCIAL REPORTING
24% of AC time and activities

The AC receives comprehensive reports from management and the external auditor on quarterly financial reporting, accounting policies and significant judgements and reporting matters.

Activities performed	Frequency
Financial Reporting
Review Shell’s accounting policies and practices, including compliance with accounting and reporting standards.	Q
Assess the appropriateness of key judgements and the interpretation and application of accounting principles.	Q
Review the potential impact on the consolidated financial statements of the implementation of the Company's strategy, climate change and the energy transition	Q
Consider the integrity of the year-end financial statements and recommend to the Board whether the audited financial statements should be included in the Annual and statutory reports.	A
Consider the integrity of the half-yearly report and quarterly financial statements.	Q
Review management’s assessment of going concern and longer-term viability.	Q
Review Shell’s policies with respect to earnings releases; financial and non-financial performance information and earnings guidance; and significant financial reporting matters.	Q
Review Shell’s policies with respect to oil and gas reserves accounting and reporting including the outcome of the oil and gas reserves booking/debooking process.	A
Review the internal controls for financial reporting.	P
Advise the Board of the AC’s view on whether, taken as a whole, the Annual Report is fair, balanced and understandable and provides the information necessary for shareholders to assess Shell’s position and performance, business model and strategy.	A
A = Annually, Q = Quarterly, P = Periodically

The AC reviewed the Company’s 2021 quarterly unaudited interim financial statements, half-yearly report and Annual Report with management and the external auditor.
Shell uses alternative performance measures (APMs) to provide greater insights into its financial and operating results. The AC regularly considers the APMs used in Shell’s reporting, the reconciliations to IFRS financial statements and explanations for changes from the previous quarter. The AC reviews the overall presentation of APMs with management to ensure they are not given undue prominence. The AC discusses adjusting items with management including any changes to methodology.
In 2021, the AC was briefed on a new APM: Adjusted EBITDA on a FIFO and CCS basis. The APMs disclosed by Shell are subject to the same internal controls process as for other financial reporting.

The AC discussed the audited financial statements with management and the external auditor. The AC advised the Board that in its view the 2021 Form 20-F including the financial statements for the year ended December 31, 2021, taken as a whole, provides the information necessary for shareholders to assess Shell’s position and performance, business model and strategy. The AC also advised the Board that in its view, the inclusion of the audited financial statements in the 2021 Form 20-F is appropriate. To reach this conclusion, the AC critically assessed drafts of the 2021 Form 20-F including the financial statements and reviewed with management the process for ensuring compliance with applicable requirements. This process included: verifying that the contents of the 2021 Form 20-F are consistent with the information shared with the Board during the year to support their assessment of Shell’s position and performance; ensuring that consistent materiality thresholds are applied for favourable and unfavourable items; considering comments from the external auditor; and receiving assurance from the Executive Committee (EC). The AC also reviewed and considered the Directors’ half-year and full-year statements with respect to the going concern basis of accounting. The AC and the external auditor also discussed matters regarding the audit and the quality of the accounting judgements employed by management.

SIGNIFICANT ACCOUNTING AND REPORTING CONSIDERATIONS
The AC assessed the following significant accounting and reporting areas, including those related to Shell’s 2021 Consolidated Financial Statements. The AC was satisfied with how each of the areas below was addressed. As part of this assessment, the AC received reports, requested and received clarifications from management, and sought assurance and received input from the internal and external auditors.

Issue	AC activity and outcome
Climate change and energy transition
Climate change and energy transition related risks are continually monitored to ensure impacts are reflected within Shell's financial statements.
After a claim by Milieudefensie (Friends of the Earth Netherlands), other NGOs and a group of private individuals, in May 2021 the District Court in The Hague ruled that Shell must reduce its global net carbon emissions by 45% by 2030 compared with 2019 levels.
The external landscape related to non-financial disclosures continues to change at unprecedented speed. In the absence of one global standard for climate related reporting there are growing demands from various regulatory and voluntary bodies all with their own expectations for disclosures.	The AC was briefed on key regulatory requirements including (but not limited to) the FRC, SEC and EU disclosure requirements and their implications for Shell’s external disclosures.
The AC reviewed the new Note 4 of the financial statements summarising the key climate risks impacts on the Financial Statements as well as the new impairment sensitivity disclosures using price outlooks based on different climate change scenarios, including external scenarios.
See Note 4 to the "Consolidated Financial Statements" on pages 218 to 223.
The AC has considered the impact of the Dutch climate court case ruling on financial reporting. As at the second quarter of 2021 it agreed with management's conclusion that the outcome of the case had no impact on the 2021 interim financial statements.
In the third quarter 2021 Shell announced absolute GHG emissions reduction target of 50% on all Scope 1 and 2 emissions under Shell's operational control by 2030, compared to 2016 levels on a net basis. This target has been reflected in the operating plan as reviewed by the Board. The AC sought assurance from management that assumptions used for the preparation of the consolidated financial statements are consistent with the operating plan.
The AC was briefed on the non-financial reporting external landscape developments and regulatory requirements. In doing so, the AC considered the potential implications required for Shell's external disclosures going forward (see Shell Powering Progress on pages 12 to 17). The AC reviewed the TCFD disclosure in the Energy Transition and Climate Change section and other non-financial disclosures as part of the Annual Report review and was briefed on the new EU taxonomy voluntary disclosures included as supplementary information to the Annual Report.
Updates regarding climate change and energy transition have been included in the risk factors section on pages 23 to 32.
Impairment and impairment reversals
The carrying amount of an asset should be tested for impairment or impairment reversal whenever events or changes in circumstances indicate that the carrying amount for that asset may have changed, for example if there is a change in the outlook for commodity prices or refining margin assumptions, or revisions to future activity plans and developments. On classification as held for sale, the carrying amounts of property, plant and equipment (PP&E) and intangible assets must also be reviewed.
The AC reviewed the impairment assessments that were performed each quarter, and the methodology applied in conducting impairment assessments. The AC reviewed the changed estimation technique to determine the value in use for impairment testing, including the change to a post-tax WACC based methodology and the appropriateness of the resulting new discount rate applied.
The AC considered the updated oil and gas price and refining margin outlooks against market developments and benchmarks. The 2022 short term oil and gas price assumptions have been updated to reflect the current market environment. Notwithstanding the current buoyant oil and gas commodity markets, the long-term oil and gas price assumptions have not materially changed and therefore there have been no impairment or impairment reversal triggers.
The AC also reviewed other impairment triggers, including for exploration and evaluation assets, held-for-sale classification for asset disposals (e.g. Puget Sound and Deer Park) and plans to convert refineries into energy and chemicals parks.
The AC review of impairments covered a significant proportion of the balance sheet.
See Notes 2, 8, 9 and 10 to the “Consolidated Financial Statements” on pages 208 to 217 and 227 to 232.

Issue	AC activity and outcome
Taxation
The determination of tax assets and liabilities requires the application of judgement as to the ultimate outcome, which can change over time. In particular, tax exposures and the recognition of deferred tax assets require management to make assumptions regarding future profitability. As a result they are inherently uncertain.

The AC considered the uncertain tax positions and discussed management’s assumptions of future taxable profits, including the impact of foregone future profits due to disposals. The AC also evaluated the appropriateness of the recognition of deferred tax assets and tax liabilities. The AC acknowledged that assumptions regarding future taxable profits are inherently uncertain because they involve assessing factors such as the pace of economic recovery in different countries and the potential impacts of climate change and energy transition. The AC deemed the assessments of uncertain tax exposures and the recognition of deferred tax assets and tax liabilities to be reasonable. The AC also assessed the accounting judgments made regarding the treatment of tax provision releases relating to Nigeria. The AC also reviewed the impact on tax balances and disclosures as a result of the simplification of Shell's structure in 2021 and aligning Shell's tax residence with its country of incorporation in the UK.
See Notes 2 and 17 to the “Consolidated Financial Statements” on pages 208 to 217 and 237 to 239.
Portfolio activities
In implementing the Powering Progress strategy, several portfolio developments occurred in 2021. In particular, there was rationalisation of the refinery portfolio, divestment of Upstream assets and investments in Renewables and Energy Solutions.	The AC discussed the accounting implications of these decisions and the recognition of: (i) decommissioning and restoration provisions; (ii) deferred tax balances; (iii) impairment; and (iv) assets held for sale. The AC also considered the complex accounting treatments associated with some of the new business arrangements, such as the Amazon transaction and Hollandse Kust Noord CrossWind. The AC provided support for projects to develop detailed accounting guidance for these types of transaction.
See Notes 2 and 19 to the “Consolidated Financial Statements” on pages 208 - 217 and 245.
Reshape restructuring provisions
A comprehensive portfolio and organisational review, Reshape, was implemented during 2021 with related redundancy provisions, pension curtailments and charges recognised in the 2021 Consolidated Financial Statements.
During Q1 2021 the AC considered the accounting implications and whether the criteria to recognise a restructuring provision as per IAS 37.72 were fulfilled. The AC concurred with management that the criteria had been met by March 31, 2021 and that it was appropriate to recognise the restructuring provision. The AC also considered the effect of Reshape, received updates and reviewed associated accounting implications as Reshape activities progressed throughout the year.
See Notes 2 and 19 to the “Consolidated Financial Statements” on pages 208 - 217 and 245.
Decommissioning and restoration provisions
Decommissioning and restoration provisions are one of the main components of balance sheet liabilities. The quantification of these provisions requires judgements on input parameters which include, but are not limited to, estimated future decommissioning and restoration costs and discount rates.	Following the AC's 2020 review of the decommissioning and restoration process, in 2021 the AC reviewed the input parameter assumptions and judgements used in arriving at the provisions. The AC reviewed the appropriateness of updates to the discount rate for provisions in Q4 2021 and shorter expected average duration of decommissioning and restoration outflows.
See Note 19 to the "Consolidated Financial Statements" on page 245.
Retirement benefit obligations
Retirement benefits are an important component of both balance sheet assets and liabilities. The quantification of these assets and liabilities requires judgements on input parameters which include, but are not limited to, actuarial assumptions and discount rates.	The AC was briefed on the management and risks in relation to retirement benefits in 2021, including financial, operational, and regulatory developments. The AC reviewed the key assumptions and sensitivities as part of the Annual Report review and the enhanced disclosures made in the 2021 Annual Report.
See Note 18 to the "Consolidated Financial Statements" on pages 239 to 244.

Issue	AC activity and outcome
Trading and Supply, derivatives accounting and expected credit losses
External events during the year such as the Texas winter storm and developments in gas and power markets in the second half of 2021 affected trading activities. The impacts on financial outcomes of Integrated Gas and Renewable and Energy Solutions included, for example, expected credit losses in the first quarter, and mark-to-market fluctuations and derivative cash flows in the third and fourth quarters.	The AC was briefed on Trading and Supply activities and developments. The AC reviewed the expected credit losses in Q1 relating to the Texas winter storm. In Q3 and Q4 the AC reviewed the impact of volatile gas and power markets including the impact on mark-to-market valuation of derivatives, IFRS and Adjusted Earnings, as well as the resulting cash flows movements.
New reporting segments 2022
To align external disclosures with the Powering Progress strategy and the way Shell's CEO reviews and assesses performance, management reassessed Shell's segment reporting. Starting on January 1, 2022, Shell's reportable segments will consist of Marketing, Renewables and Energy Solutions, Chemicals and Products, Integrated Gas, Upstream and Corporate.	The AC assessed the appropriateness of the planned reportable segments for 2022 and received updates on implementation readiness to ensure the integrity of the reportable segments in Q1 2022. The AC also discussed with management implications for future impairment testing of the cash generating units including testing of goodwill relative to the new reportable segments.
Alternative performance measures (APMs) and improved financial disclosures
The use of APMs is reviewed throughout the year to consider attributes such as usefulness to stakeholders, how easy they are to understand and reconciliation transparency.
To further improve the quality of insights provided by Shell's financial disclosures, improvements were made during the year for example around enhanced data disclosures and the disclosure of assets held for sale on the balance sheet.

The AC undertook its regular monitoring and assessment in the use of APMs, for example Adjusted Earnings (including identified items during the quarters and the identified items policy update in Q1 2021), CFFO excluding working capital, and Net Debt and Gearing.
The AC reviewed the appropriateness of the financial disclosure improvements made during Q1 2021 including the changes to the MD&A in the Quarterly Results Announcement, the enhance disclosures in the Quarterly Date Book, and the introduction of adjusted EBITDA on a CCS and FIFO basis as APMs.
As a result of the Permian sale announcement in Q3 2021, the AC reviewed the appropriateness of the Asset Held for Sale classification in the balance sheet.

Other matters
The AC reviewed: the year-end reported proved oil and gas reserves, including management judgements and adjustments made to reflect changes in geological, technical, contractual and economic information (including yearly average price assumptions) and the effectiveness of financial controls.
On February 28, 2022, Shell announced its intention to exit its ventures in Russia with Gazprom and related entities. Subsequently, on March 8, 2022, Shell announced its intention to withdraw from its involvement in all Russian hydrocarbons in a phased manner, including shut its service stations, aviation fuels, and lubricant operations in Russia. These announcements have been included as non-adjusting post balance sheet events (PBSE) in the Consolidated Financial Statements and have been reviewed by the AC (see note 32 on pages 261).

COMPLIANCE AND GOVERNANCE
8% of AC time and activities

Activities performed	Frequency
Compliance and Governance
Monitor the receipt, retention, investigation and follow-up actions of complaints received, including those from the Shell Global Helpline.	P
Review with the Chief Ethics and Compliance Officer the implementation and effectiveness of the ethics and compliance programme and function.	A
Discuss compliance with applicable external legal and regulatory requirements.	P
Perform an evaluation of the AC’s performance and effectiveness and report the results to the Board.	A
Review and update the AC’s Terms of Reference.	A
Review the Chief Financial Officer’s significant business and investment transactions for potential conflicts or related party transactions.	A
Assess the Chief Financial Officer’s performance.	A
A = Annually, Q = Quarterly, P = Periodically
Ethics and compliance
In 2021, the AC received an update from the Chief Ethics and Compliance Officer on how a range of macro factors and external trends and developments, the continued effect of COVID-19 and changes as a result of Reshape were affecting conduct risk at Shell. The Chief Ethics and Compliance Officer summarised the specific emerging conduct risks and management's actions to manage and mitigate them. The Chief Ethics and Compliance Officer briefed the AC on communications to staff from both senior leaders and mid-level management reinforcing the importance of adherence to and affirming Shell’s commitment to the Ethics and Compliance framework and Code of Conduct throughout the pandemic.
With staff returning to the workplace and the roll-out of the Future of Work initiative, the AC and the Chief Ethics and Compliance Officer discussed the potential challenges of hybrid work environments. These included the risk of employees feeling disadvantaged by working remotely and the possible loss of the informal learning and development that occurs when employees are together in the workplace. The Chief Ethics and Compliance Officer informed the AC of management’s considerations to address these challenges, which include using digital technology, novel approaches to training, and developing bite-sized and focused training to give staff targeted information.
As part of the annual assessment of the system of risk management and internal control, the AC discussed with the Chief Ethics and Compliance Officer his annual report on compliance matters. The report included an overview of the effectiveness of the Shell ethics and compliance programme in managing ethics and compliance risk in Shell’s business activities, regulatory developments and compliance activities. The AC also discussed investigations of cases involving ethics and compliance concerns. The AC discussed management’s findings in such cases to satisfy itself that a rigorous process had been followed, and that appropriate disciplinary action had been taken where necessary and management had embedded learnings into Shell's systems and controls.
Whistleblowing investigations
The AC is responsible for establishing and monitoring the implementation of procedures for the receipt, retention, investigation and follow-up actions of complaints received, including those from the Shell Global Helpline. The AC reviewed whistleblowing reports and internal audit reports and considered management’s responses to the findings in these reports.
Regulatory developments
The AC was briefed on regulatory developments in areas including sustainable finance (in particular management’s work on the EU Sustainable Finance Taxonomy); non-financial reporting (in particular management’s assessment of the EU Non-Financial Reporting Directive Revision); accounting and reporting; environmental liabilities and treasury activities.
In March 2021, the UK Government's Department for Business, Energy & Industrial Strategy (BEIS) launched a consultation paper entitle "Restoring trust in audit and corporate governance". This paper contained wide ranging proposed reforms to strengthen the UK's audit and corporate governance regime. The AC and management discussed the proposed reforms, including implications for the Company, the Board and the AC. The AC reviewed management's proposed responses to certain topics in the consultation paper. The AC supports the Company's response to BEIS.
AC annual evaluation
The AC undertakes an annual evaluation of its performance and effectiveness. Consistent with the Board’s annual performance evaluation for 2021, the AC’s performance evaluation was facilitated by Lintstock Limited, a London-based corporate advisory firm. Each AC member responded to a confidential questionnaire about the AC’s performance with questions on: the management of the AC in areas such as the annual cycle of work, agenda for meetings and time and input in meetings; the quality of the information provided to the AC; the value of the briefings provided to the AC on specific topics; the effectiveness of the AC’s oversight in areas such as financial reporting, risk management and internal control, compliance and governance and the work of internal and external audit; rating the AC’s performance in reviewing and assessing significant accounting and reporting judgements; and how to improve the AC’s performance.
In assessing its progress against 2020 goals, the AC concluded it had achieved the 2021 priorities identified in the 2020 evaluation discussion (including the planned visits to Shell’s Houston offices and to Shell’s Energy Transition Campus in Amsterdam, reviews related to pensions, new business models and ventures, non-financial reporting, oil and gas pricing methodology, regulatory developments, C&P, and integrated risk management). The AC discussed the outcome of this review as part of its annual evaluation. The AC concluded that its performance in 2021 had been effective and that it had fulfilled its role in accordance with its Terms of Reference.
In preparing its workplan for 2022, the AC has agreed to the following focus areas in addition to the standing items: joint venture and non-operated ventures controls and governance; update on regulatory developments (including in relation to climate change and energy transition); portfolio activities (refineries) and managing post-completion rights and obligations; the GHG reporting and assurance framework; and the Asset Management System. As noted earlier, the AC also plans to visit one of Shell’s new ventures in 2022 as a continuation of its focus on new business models and ventures in 2021.

AUDIT COMMITTEE REPORT continued
INTERNAL AUDIT
9% of AC time and activities

Activities performed	Frequency
Internal Audit
Evaluate the quality, efficiency and effectiveness of the internal audit function including the competence, qualifications, expertise, compensation and budget.	A
Review and approve the internal audit function’s remit, charter and audit plan.	A
Assess the performance of the Chief Internal Auditor.	A
A = Annually, Q = Quarterly, P = Periodically
Quarterly, the AC discusses with the Chief Internal Auditor the Company’s risk management and internal control system, any significant matters arising from the internal audit assurance programme and management’s response to significant audit findings and notable control weaknesses including planned improvements and agreed actions. The AC also regularly holds private sessions separately with the Chief Internal Auditor without members of management, except for the Legal Director, being present. The AC's time for these activities is included in Risk Management and Internal Control described earlier in this report. Outside of the formal AC meetings, the AC Chair meets regularly with the Chief Internal Auditor.
Internal audit remit
The internal audit function is an independent assurance function which supports Shell’s continuous efforts to improve its overall control framework. The internal audit function contributes to the maintenance of a systematic and disciplined approach to evaluate and improve the design and effectiveness of Shell’s risk management, control and governance processes. The primary role of the internal audit function’s assurance and investigation activities is to safeguard value by protecting Shell’s assets, reputation and sustainability in relation to the organisation's defined goals and objectives.
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
Annual internal audit plan and assessment of internal audit’s effectiveness
The AC considered and approved the internal audit function’s annual audit plan, including focus areas for 2021 consisting of:
▪talent and capability (professional audit development and technical capabilities);
▪quality (developing first-line staff competence and clarity on self-verification and supervisory controls);
▪alignment (improved integration of risk management and alignment of assurance processes across Shell); and
▪engagement (mainly in the area of keeping staff and Shell stakeholders engaged and informed on effective risk management and internal control).
Beginning August 2021, audits of the Health, Safety, Security, Environment and Social Performance Control Framework were added to internal audit’s remit, creating a unified internal audit function. Recognising that 2021 was a transition year for internal audit due to Reshape, the Chief Internal Auditor updated the AC quarterly on the approved 2021 internal audit plan and discussed whether the plan remained fit for purpose in addressing the most critical areas of risk in a year of transition. The AC assessed the performance of the internal audit function as effective. The AC also assessed the performance of the Chief Internal Auditor as effective.
The Chief Internal Auditor periodically assesses whether the purpose, authority and responsibilities of the internal audit function continue to enable it to accomplish its objectives. The results of this periodic assessment are communicated to the EC and AC. The Chief Internal Auditor maintains an internal quality assurance and improvement programme. This covers all aspects of internal audit's activities and evaluates whether they conform with the standards of the Chartered Institute of Internal Auditors. The Chief Internal Auditor conducts an annual assessment of the efficiency and effectiveness of internal audit's activities, identifying opportunities for improvement. The Chief Internal Auditor discusses the results of this annual assessment with the EC and AC. The Chief Internal Auditor also confirms to the AC of the continued validity of the charter of the internal audit function or puts forward proposals for updates to it. At least every five years, the effectiveness and quality of the internal audit function are independently assessed externally, and the Chief Internal Auditor reviews the report with the AC. An independent assessment of internal audit was conducted in 2018. The next such external assessment is planned to take place in 2022, one year ahead of the five-year review cycle.

EXTERNAL AUDITOR
12% of AC time and activities

Activities performed	Frequency
External Audit
Review and approve the engagement letter for EY's annual audit of the Company's consolidated and parent company financial statements.	A
Approve the remuneration for audit and non-audit services, including pre-approval of permissible non-audit services.	Q
Consider the annual external audit plan and monitor the execution and results of the audit.	P
Monitor the qualifications, expertise, resources and independence of EY.	A
Review the Company’s representation letter prior to signing by management.	A
Assess the performance, objectivity and effectiveness of EY, the audit process, the quality of the audit, EY’s handling of key judgements, and EY’s response to questions from the AC.	P
Recommend to the Board that the reappointment of EY be put to the Company’s shareholders for approval at the AGM.	A
A = Annually, Q = Quarterly, P = Periodically
Annual external audit plan and assessment of external audit’s effectiveness
EY reviewed with the AC its audit strategy, scope and plan for the 2021 audit, highlighting any areas which would receive special consideration. In particular, the AC and EY discussed how the audit would take into consideration risks associated with:
▪the uncertainties from climate change and energy transition;
▪the organisational restructuring aspects of Reshape; and
▪Shell’s Powering Progress strategy.
The AC considered the annual audit plan, which included assessing whether the planned materiality levels and proposed resources to execute the audit plan were consistent with the scope of the audit.
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
As part of its oversight of the external auditor, the AC annually assesses the performance and effectiveness of the external auditor and the audit process. This includes assessing the quality of the audit, how the auditor handled key judgements, and the auditor’s response to the AC’s questions. The assessment also involves the AC evaluating the objectivity and independence of EY and the quality and effectiveness of the external audit process.
The AC’s evaluation of the performance and effectiveness of the external auditor and the audit process includes the following key criteria:
▪professionalism in areas including competence, integrity and objectivity;
▪EY's quality assurance procedures and internal quality control procedures;
▪audit quality priorities and actions taken as part of maintaining a sustainable audit quality programme;
▪constructive challenge of management and key judgements;
▪efficiency, covering aspects such as service level and innovation in the audit process, use of data analytical and digital audit tools, and opportunities for improvement;
▪the orderly transition of the recent partner rotation;
▪the most recent EY Transparency Report;
▪thought leadership and actions, especially in the areas of climate change, and value added; and
▪compliance with relevant legislative, regulatory and professional requirements.
In addition to reflecting on its own experiences, including interactions with the external auditor throughout the year, the AC considered and discussed the results of management’s internal survey relating to EY’s performance over the financial year 2021, which reflected a broadly comparable performance to 2020 and the views and recommendations from management and the Chief Internal Auditor.
Taking into account the above, the AC is satisfied that EY has continued to provide a high-quality and effective audit in its sixth year as auditor and has maintained its independence and objectivity. As required under UK and US auditing standards, the AC received a letter from EY confirming its independence. As required by applicable regulations, EY also informed the AC in writing and discussed with the AC any significant relationships and matters that may reasonably be thought to affect its objectivity and independence.
In July 2021, the AC was informed by EY that non-audit services prohibited by the FRC’s Ethical Standard were provided to a Shell subsidiary in Denmark in May 2021. The services involved the provision of XBRL tagging services for local statutory 2020 accounts, and were performed by EY Denmark personnel that are not part of the audit engagement team and represented less than two hours of work. EY did not charge any fees to Shell for the performed services. The Shell subsidiary in Denmark was subsequently disposed of in July 2021. Based on the facts presented and discussion with EY, the AC noted that the provision of such services did not create a mutual or conflicting interest between EY and Shell; place EY in a position of auditing its own work; result in EY acting as management or an employee of Shell; or place EY in a position of being an advocate for Shell. Accordingly, the AC determined that EY continued to be able to exercise objective and impartial judgment on all issues encompassed within the audit engagement. This breach of the FRC’s Ethical Standard is reported by EY in its UK audit report issued pursuant to International Standards on Auditing (UK) and applicable law.
During 2021, there was no review of EY’s audits of Shell’s Consolidated Financial Statements by the Audit Quality Review (AQR) team of the FRC.
Reappointment
The AC is responsible for considering whether there should be a rotation of the independent registered public accounting firm in order to ensure continuing auditor quality and/or independence, including consideration of the advisability and potential impact of conducting a tender process for the appointment of a different independent public accounting firm. The AC is also responsible for recommending to the Board whether it should ask the Company’s shareholders to appoint, reappoint or remove the external auditor at the AGM.

EXTERNAL AUDITOR
continued
At the AGM in May 2021, the shareholders approved a resolution to reappoint EY as external auditor until the conclusion of the next AGM. EY was first appointed at the AGM in May 2016 after a competitive tender process. This means that 2021 represents EY’s sixth year as the Company’s external auditor. Under UK legal requirements, the Company may retain EY as its external auditor for 20 years. For the 2021 financial year, the Company has complied with The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014.
In its oversight of the external audit, the AC considered whether it would be appropriate to conduct an audit tender at this time. The AC took into account:
▪its continued satisfaction with the quality and independence of EY’s audit;
▪any new external auditor would need a transition period to develop sufficient understanding of the business given Shell's size and complexity;
▪frequent changes of external auditor would be inefficient and could lead to increased risk and the loss of cumulative knowledge;
▪a change in auditor would be expected to have a significant impact on Shell, including on the Finance function; and
▪any change in auditor should be scheduled to limit operational disruption.
The AC also considered the orderly rotation to Mr Gary Donald as the new audit partner for the 2021 audit and EY’s leadership and activities in the area of climate change.
After due consideration the AC determined that it would not be appropriate to re-tender for the external audit at this time. The AC has recommended to the Board that at the 2022 AGM the Board should propose that EY be reappointed as the external auditor of the Company for the year ending December 31, 2022. The AC’s recommendation is free from third-party influence and there are no contractual obligations that restrict the AC’s ability to make such a recommendation.
The AC acknowledges the UK legal requirements relating to mandatory audit rotation (maximum 20-year engagement) and audit tendering under which the Company will be required to tender for the audit no later than the financial year 2026. The AC regularly reviews auditor performance and may decide to conduct the tender earlier than the financial year 2026 if it considers this to be in the interests of the Company's shareholders.
NON-AUDIT SERVICES
The AC maintains an auditor independence policy (AIP) in respect of the provision of services by the external auditor. The AC regularly reviews this policy for necessary changes in response to changes in related standards and regulatory requirements.
This policy is designed to safeguard auditor objectivity and independence. It includes rules on the provision of audit services, audit-related services and other non-audit services and stipulates which services require specific prior approval by the AC.
The policy also defines prohibited services that are not to be provided by the auditor because they represent a risk to the external auditor's independence. Prohibited services are any that relate to management decision-taking or any other service that could compromise auditor independence or be perceived to compromise auditor independence. These prohibited services include all services listed as prohibited in the UK and US auditor independence rules. For certain services that are not prohibited, because of the knowledge and experience of the external auditor and/or for reasons of confidentiality, it can be more efficient or prudent to engage the external auditor rather than another party. This is particularly the case with audit-related assurance services that are closely connected to the audit function where the external auditor has the benefit of knowledge gained from work already performed as part of the audit.
Under the AIP, the AC will only approve services to be carried out by the external auditor or its affiliates where such services do not present a conflict of interest risk in fact or in appearance. The AC reviews quarterly reports from management on the audit and non-audit services reported in accordance with the policy or for which specific prior approval from the AC is being sought. To the extent that the fee value of an additional audit service contract does not individually exceed $500,000, no prior approval of the AC is required. All non-audit services where the fee for an individual contract exceeds $100,000, including audit-related services, require individual prior approval by the AC. In each case where the audit or non-audit service contract does not exceed the relevant threshold, the matter is approved by management by delegated authority from the AC and is subsequently presented for approval by the AC at the next quarterly AC meeting. The AC is mindful of the overall proportion of fees for audit and non-audit services in determining whether to approve such services.
FEES
After due consideration, the AC approved the auditor’s remuneration, satisfying itself that the level of fees payable in respect of the audit and non-audit services provided was appropriate and that an effective, high-quality audit could be conducted for such fees.

The total auditor’s remuneration of $63 million (2020: $58 million, 2019: $54 million) is categorised as follows: audit $59 million (2020: $56 million, 2019: $52 million); audit-related $3 million (2020: $nil, 2019: $1 million); and all other fees $1 million (2020: $2 million, 2019: $1 million).

DIRECTORS’ REMUNERATION REPORT
“It has been a year of impressive financial performance and strong strategic progress.”

Pay outcomes for Executive Directors

Annual bonus: €2,560,000 CEO and €1,600,000 CFO (129% of target).
Long-term Incentive Plan (LTIP): below-target vesting of 49% based on three-year performance.
Single-figure outcome: €7.4m (26% increase from 2020) for the CEO and €4.6m (24% increase from 2020) for the CFO.

NEIL CARSON
Chair of the Remuneration Committee
THIS REPORT
This Directors’ Remuneration Report for 2021 has been prepared in accordance with relevant UK corporate governance and legal requirements, in particular Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (as amended). The Board has approved this report. This report consists of two further sections:
▪the Annual Report on Remuneration (describing 2021 remuneration and the planned implementation of the Directors’ Remuneration Policy in 2022); and
▪the Directors’ Remuneration Policy, which was approved by shareholders at the 2020 AGM.
Dear Shareholders,
It has been a year of impressive financial performance and strong strategic progress.
Shell delivered a very strong set of financial results in 2021, generating more than $45 billion of cash flow from operations (CFFO) including working capital and $40 billion of free cash flow (FCF). This reflects the strength of Shell's integrated business and the ongoing development of a strong and resilient portfolio. Together with robust operational performance in 2021, this enabled Shell to capitalise on dynamic energy markets and improved prices in the second half of the year. The strong financial performance in 2021 allowed Shell to reduce net debt, increase our quarterly dividend and start share buybacks again. The remaining $5.5 billion of proceeds from the divestment of our US Permian business that have been allocated for share buybacks will be distributed to shareholders in the first half of 2022.

Over the year, Shell also delivered a number of key strategic milestones to accelerate the transition to being a net-zero emissions business, including:
▪launching of our updated strategy, Powering Progress in February 2021;
▪being the first energy company to ask shareholders to cast an advisory vote on its energy transition strategy, achieving support of 88.74% votes cast in May 2021;
▪implementing a simpler, more cost-effective organisation needed to support delivery of our strategic ambitions under Powering Progress, in August 2021;
▪setting a new target, in October 2021, for Shell to halve the absolute emissions from our operations and the energy it uses to run them by 2030, compared with 2016 levels on a net basis;
▪proposing to simplify the share structure and increase the speed and flexibility of capital and portfolio actions. In December 2021, 99.77% of shareholder votes cast were in support of amending the required Articles of Association of Shell plc (then named Royal Dutch Shell plc) to enable the changes. The alignment of Shell’s tax residence with its country of incorporation took place in December 2021, including relocating the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) to the UK. The corporate name change and implementation of a single line of shares, eliminating the complex A/B share structure, occurred in early 2022.

Among this success, however, we were also deeply saddened by a number of tragic deaths that occurred as the result of three separate incidents during the year. Six contractor colleagues working under Shell operational control were deliberately killed in an attack by gunmen in Nigeria. In Pakistan, a lorry driver died during a refuelling accident, and in Indonesia, a contractor died following a construction accident. Later in this letter, I will share the REMCO's assessment of these incidents and how we have reflected on them in determining the final pay outcomes.
I also reflect on REMCO’s assessment of Shell’s wider performance and its progress in adapting to the energy transition, when considering the pay outcomes for 2021 and the year ahead.

2021 PERFORMANCE AND REMUNERATION DECISIONS
Annual bonus
Summary of scorecard outcome: the overall mathematical outcome of the annual bonus scorecard was above target, at 1.32. But after reflecting on safety performance, in particular the number of fatalities, the REMCO used downwards discretion to determine the final outcome for Executive Directors to be 1.29. Taking into account the impact of the fatalities on the formulaic outcome and the discretionary adjustment, the total reduction in bonus outcome as a result of the fatalities was equal to 10% of base salary.

This brings our 10-year average scorecard outcome to 1.03.
The complete scorecard with all targets, ranges and weightings is set out on page 164.
Financial delivery (35%): robust operational performance and a strong portfolio have led to very strong cash generation. CFFO (including working capital) of $45.1 billion exceeded our outstanding performance threshold of $34 billion, leading to a maximum outcome on this measure.
It is worth repeating that the REMCO has long had a policy of not adjusting remuneration measures to take account of changes in energy prices and currency fluctuations. This means Senior Management also experience the ups and downs of the macroeconomic environment that affect our business and shareholders. In engagements with our largest shareholders, many have appreciated the transparency that this brings.
Operational excellence (35%): Powering Progress emphasises operational excellence and the delivery of value over volume. In 2021, the REMCO updated the scorecard to reflect this by removing measures based on hydrocarbon production. The focus now is on ensuring Shell operates its assets efficiently and to plan, and that material projects are delivered on time and on budget. Performance was mixed across the segments. Downstream availability was better than target, as was delivery of projects against schedule. But Upstream and midstream availability was lower than plan, and aggregated project costs exceeded budget. Overall, the outcome was below target.
Progress in the energy transition (15%): Powering Progress sets out a strategy to accelerate our transition to net-zero emissions. We linked this to the scorecard in 2021 by focusing on our operational emissions. The outcome was broadly on target.
▪On greenhouse gas (GHG) emissions intensity, performance has been mixed. Intensities from the Chemicals business were better than target, partly because of higher utilisation at Bukom and Deer Park. But shutdowns in the Gulf of Mexico from Hurricane Ida and operational difficulties in Nigeria led to a below-threshold result for the combined Upstream and Integrated Gas intensity measure. Refining intensities were also below target due to the impact of Hurricane Ida and the February freeze on our refineries in the USA.
▪GHG abatement tracks the implementation of identified projects that will reduce absolute GHG emissions. Shell made excellent progress in 2021, with a score that was close to outstanding, reflecting the cumulative effect of a wide range of actions taken across the portfolio to reduce absolute emissions, including abatement projects in QGC Australia and Pearl GTL in Qatar.
Safety (15%): overall, the outcome on safety was slightly above target.
▪Process safety continues to be measured through the number of Tier 1 and 2 operational safety incidents and was above target for 2021, meaning a better than expected safety performance was achieved.
▪In 2021, Serious Injury and Fatality Frequency (SIF-F) was introduced as the measure of personal safety performance which focuses on the incidents with the most serious consequences. The outcome was consistent with our expectations based on the number of serious incidents experienced across our businesses in recent years, but not our aspirations.

REMCO reflections on safety
Safety is Shell’s number one priority. The Powering Progress strategy is underpinned by our focus on safety, and it is critical that our day-to-day operations run safely, and the well-being of all our people is ensured. As a result, the REMCO and the Safety, Environment and Sustainability Committee (SESCo) have carefully considered the fatalities which occurred in the year, paying attention to both the nature of the incidents and Shell’s wider progress on safety.
Nigeria is a high-risk country, in which we review our larger contractors’ safety plans, including those for moving personnel to sites in the Delta. These plans are then implemented by the contractors. At times, there have been up to around 4,500 escorted personnel movements per month for Shell companies in Nigeria. The number is significantly larger for our contractor movements. Existing safety protocols have been effective in supporting these movements. The 2021 incident in Nigeria was unprecedented. The attack on a routine personnel transport was perpetrated by a criminal group which operates for extortion. The criminal group’s leader has been arrested and has admitted responsibility. The extreme violence of the attack has been shocking to Shell and the local community. A review is ongoing, which given the deteriorating security situation in Nigeria, may lead to some changes.
Sadly, two contractors also died following separate incidents at retail sites in Pakistan and in Indonesia. In Pakistan, a contractor colleague died after a fire at a dealer-operated retail site. Another contractor lost his life when a wall fell over during demolition work at a retail site in Indonesia.
In addition to reflecting on these tragedies, the REMCO also considered safety performance as a whole over the year. The REMCO noted that, in an industry where road safety continues to present one of the single most material risk areas, we passed 1 billion kilometres of road journeys without a recordable fatality in our operated assets. The REMCO also noted that in 2021, the ongoing transition of the Safety refresh programme reached full implementation, creating the bedrock for the changes aimed at eradicating fatalities and life-changing incidents from Shell’s business. Our updated approach to safety is rooted in a consistent focus on human performance, and the way people, culture, equipment, work systems and processes all interact. People are key to completing complex tasks and to finding solutions to problems. To deliver the Safety refresh, Shell aims to apply a learner mindset, believing people can always improve, enhance their capabilities, learn from mistakes and successes, and speak up freely. The REMCO acknowledges the commitment and contributions of the Executive Directors in embracing a learner mindset and driving this cultural change across the organisation. The Safety refresh also included the introduction of the Serious Injury and Fatality Frequency (SIF-F) metric designed to ensure we focus on those incidents with the potential to cause most harm. This metric ensures a heavy weighting is given to fatalities in determining the scorecard outcome, in a manner that was not captured by Total Recordable Case Frequency (TRCF) metrics.
The REMCO carefully considered the fatalities in the context of Shell’s overall safety performance in 2021. It took account of the impact the fatalities had on the formulaic outcome. Without the fatalities, the overall scorecard outcome would have been 1.37, not 1.32, reflecting the heavy emphasis that SIF-F rightly gives to serious incidents. The REMCO determined that the overall scorecard outcome should be further adjusted downwards to 1.29. The overall reduction in the bonus outcome for the CEO and CFO as a result of fatalities is equal to 10% of their base salary.

DIRECTORS’ REMUNERATION REPORT continued
Vesting of the 2019 LTIP awards
Overall LTIP vesting outcome: Overall, the mathematical outcome of the LTIP was 49%. For the avoidance of doubt, no LTIP targets were adjusted as a result of the COVID-19 pandemic or any other reason.
CFFO (22.5%): In absolute terms, 2021 performance was very strong with CFFO at $45 billion, including working capital. The LTIP, though, does not consider the absolute value of CFFO. Instead, it looks at growth from a base year, in this case 2018, when Shell's CFFO performance was also exceptional with more than $50 billion generated. The LTIP compares the growth of Shell's CFFO with the increases in CFFO of the other energy majors (BP, Chevron, Exxon and TotalEnergies). On this basis, Shell ranked fifth, resulting in a nil vesting for this measure.
Total shareholder return (TSR) (22.5%): Over the performance period, Shell returned more than $43 billion to shareholders in the form of dividends and share buybacks. However, similarly to CFFO, TSR is measured on a relative basis, compared with the other energy majors, Shell ranked fourth, resulting in a nil vesting for this measure.
Return on average capital employed (ROACE) (22.5%): Shell’s absolute 2021 ROACE for LTIP purposes was 7.8% (note ROACE for the LTIP calculation is based on disclosed net income and is not adjusted for the after tax interest expense and therefore differs from disclosed ROACE). Again performance is measured on a relative basis against the 2018 base year when Shell had ROACE (for LTIP purposes) of 8.3% and on growth Shell ranked fifth, resulting in a nil vesting.
FCF (22.5%): Performance is assessed on an absolute basis over the three-year performance period. Strong performance in 2021 has more than offset the impacts of the COVID-19 pandemic, with FCF of $87.5 billion generated over the three years, above the target of $82 billion. This resulted in a 137% vesting outcome on this measure.
Energy transition (10%): The vesting of the 2019 LTIP also marks the first time that we have vested an element under the LTIP energy transition performance condition.
Shell was the first major energy company, that we are aware of, to include such a comprehensive metric, which measures progress in transforming Shell’s businesses for a lower-carbon future, within long-term pay frameworks. This is a broad metric that assesses performance against a range of strategic business developments, as well as measuring our ultimate success in reducing the net carbon intensity of all energy products sold.
The first set of metrics were focused on laying the foundations for Shell’s future growth, building the customer base and developing the organisational capability to deliver against the key strategic ways of decarbonising Shell’s business: growing a power business, developing lower-carbon energy products and developing emission sinks. The REMCO has been pleased with the tangible progress shown over the performance cycle, with management demonstrating that it can create a pipeline of new business opportunities and mature projects through to investment. This includes reaching new customers through our growing power business, with acquisitions like ERM in Australia, developing renewables projects such as CrossWind, and investment in ventures such as Enerkem Varennes, which will produce low-carbon fuels and renewable chemicals products from non-recyclable waste, and LanzaJet, which converts ethanol from waste materials into low-carbon jet fuel. While many of these projects are small in comparison to some of Shell’s existing businesses, they lay the foundations for future growth.
The REMCO paid particular attention to the metric of net carbon intensity of all energy products sold. This provides a concrete marker of Shell’s success in decarbonising, with Shell the only major energy producer which has sought to connect executive pay with an intensity reduction target based on the full Scope 1, 2 and 3 emissions from all energy products sold. The REMCO noted that the target for this had also been met with a reduction of 2.5% against the target range of 2-3%. The REMCO is pleased to see this target met over the performance period.
Taking everything into account, the REMCO determined that the final vesting outcome of the element of the 2019 LTIP weighted to the energy transition should vest at 180%.
Based on the above outcomes, the overall LTIP vesting outcome was 49%. This brings the ten-year average vesting outcome to 97%. This is broadly aligned with our target grant, although there have been a number of high and low-vesting outcomes over the last 10 years. The REMCO believes this illustrates the fundamental effectiveness of the LTIP and the close alignment between pay and performance the structure has provided over time.
Finalising the 2021 pay outcomes
In finalising pay outcomes, the REMCO considered the wider performance of Shell during 2021 and the LTIP performance period. It paid particular attention to:
▪safety performance, in particular the eight fatalities within Shell's operational control which occurred in three incidents and the downward adjustment to the annual bonus scorecard resulting in an overall bonus reduction equivalent to 10% of base salary of the Executive Directors;
▪the strong financial and operational performance in 2021, with more than $45 billion of CFFO, including working capital, and $40 billion of FCF generated in the year;
▪the work to accelerate Shell’s progress in the energy transition, including setting out our Powering Progress strategy, reshaping the organisation, simplifying the share structure, aligning Shell's tax residence with its country of incorporation and setting targets for reducing absolute emissions;
▪the shareholder experience, including the decline and extent of recovery in the share price over the LTIP performance period, as well as shareholder feedback provided during my engagements with major shareholders during March and April 2021;
▪the reduction in net debt, which has supported the restart of share buybacks in 2021, and the progressive dividend policy;
▪the employee experience, where the REMCO noted that the Group scorecard for all employees was set at 1.50 following an upwards management adjustment in recognition and appreciation of the extraordinary contributions made by our employees over a challenging period, and the Performance Share Plan, used to make discretionary share awards below senior executive level, which vested at 67%;
▪the year-on-year comparison between single figure outcomes in 2020 and 2021, noting that the REMCO had decided there would be no 2020 annual bonuses for Executive Directors and Senior Management and year-on-year increases are primarily as a result of a 2021 bonus being awarded; and
▪the ten-year average outcomes of the annual bonus scorecard (1.0) and LTIP (97%), which demonstrate the effectiveness of the current reward structures in aligning pay outcomes with targets over the longer term.
This resulted in a single-figure outcome of €7.4m for the CEO, an increase of 26% from 2020. The CFO's single-figure outcome was €4.6m, a 24% increase from 2020. The REMCO was satisfied that the remuneration policies had operated as intended, and these outcomes were appropriate in the context of Company performance and the target pay opportunity under the shareholder-approved Remuneration Policy.

2021 pay outcomes summary

2021 pay compared with policy [A]

CEO (€m)
2021 realised pay
2020 policy target
2020 policy maximum
a
b
c
0
4
8
12
16
a Fixed pay
b Bonus
c LTIP

CFO (€m)
2021 realised pay
2020 policy target
2020 policy maximum
0
2
4
6
8
10
12
14

ten-year LTIP vesting

200
150
100
50
0
d
c
b
a
e
'10-'12
'11-'13
'12-'14
'13-'15
'14-'16
'15-'17
'16-'18
'17-'19
'18-'20
'19-'21
a TSR
b EPS/FCF
c CFFO
d Production/ROACE
e Energy transition
Target
10 year average: 97% of target

ten-year CEO single figure outcomes

30,000
25,000
20,000
15,000
10,000
5,000
0
(€ thousand)
d
c
b
a
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
a Base salary and benefits
b Bonus
c LTI
d Pension and tax equalisation
CEO target pay [A]

[A] Policy target and maximum based on the scenarios as published on page 184
UPDATING REMUNERATION IN LINE WITH OUR DEVELOPING STRATEGY
Relocation of the CEO and CFO to London
The CEO and CFO relocated to the UK, effective from December 31, 2021. Their transition to the UK is being supported in line with our existing shareholder-approved Directors’ Remuneration Policy, including the Group’s international mobility policies:
▪There is no change to the target pay opportunity as a percentage of base salary. Base salaries have been converted from euros to pounds sterling using a 12-month average exchange rate.
▪Target annual bonus and long-term incentive awards are unchanged.
▪The CEO has moved from his Dutch pension plan to the standard UK Shell pension. This provides a contribution level of up to 20% of base salary, which is the same as that available to the general Shell employee population in the UK. This is less than the benefits provided under the CEO's Dutch arrangements.
▪The CFO will remain within her existing US pension arrangements. The REMCO manages this membership prudently as the annual bonus continues to be not pensionable for the CFO while it is for other US employees.
▪The CEO and CFO will be responsible for their own taxes in the UK, except for some limited benefits such as relocation.
▪In line with our Group-wide International Mobility policies, the CEO and CFO will receive support with temporary commuting costs such as travel and accommodation for the first six months, while their families remain in the Netherlands as their children complete their respective school years. The CEO will receive relocation benefits for his family's move to the UK in due course.
▪The CEO will receive a gross housing allowance for a time-limited period of 24 months from when his family relocates. This is a reduced benefit from Shell’s usual arrangements as Shell's International Mobility policy would normally provide for housing throughout the overseas position where the employee is asked to move at the Company’s request.
▪The approach the REMCO has taken is within the confines and provisions of the existing approved remuneration policy and the REMCO has taken a prudent approach in applying elements of Shell’s International Mobility policies.
Appointment of new CFO
On March 1, 2022 Shell announced that Sinead Gorman will replace Jessica Uhl as CFO with effect from April 1, 2022. Mrs Gorman will be based in London and will receive an annual base salary of £900,000 from appointment as CFO. There will be no change to the current target bonus and LTIP awards for the CFO of 120% (annual bonus) and 270% (LTIP). Mrs Gorman’s pension provision is aligned with the standard UK pension arrangement for new employees in the UK, with an employer contribution of 20% which she has elected to receive as a cash allowance. A further announcement regarding the terms of Mrs Uhl’s departure will be made in due course.

DIRECTORS’ REMUNERATION REPORT continued
Other changes to 2022 remuneration
To ensure that Shell’s remuneration structures continue to be closely aligned with strategy, we will make the following changes to the 2022 annual bonus scorecard:
▪The progress in the energy transition measure has to date focused on managing and reducing our operational emissions. However, succeeding in the energy transition requires us to change what we sell. To date, this has been reflected in pay through the LTIP's energy transition performance condition. Starting in 2022, we will widen the scope of the progress in the energy transition measure on the annual bonus scorecard, to be based on three key themes:
–Selling lower-carbon products - as an energy supplier, we help customers to reduce their emissions by supplying lower-carbon products. We will measure our success at this according to the earnings share of our Marketing business from low- and no-carbon products.
–Reducing our emissions - as an energy user, our target is to achieve a 50% reduction by 2030; and this measure will be based on reducing our Scope 1 and 2 operational emissions.
–Partnering to decarbonise - as a partner, we work with our customers to help them reduce their emissions. In 2022, we will measure success in this area in terms of our progress in rolling out our electric vehicle charging network.
▪Powering Progress emphasises the importance of building on our strong customer relationships to help transform Shell in the energy transition. To emphasise the importance of becoming increasingly customer-led, we will introduce a new customer excellence measure for 2022 under operational excellence. This will be based on our customer satisfaction scores, and the extent to which people prefer Shell over competitor brands, measured via brand preference scores. The customer excellence measure will combine elements of business-to-business and business-to-customer performance.
LOOKING AHEAD
The year ahead promises to be another busy one, as the REMCO continues to make changes that will help Shell succeed in the energy transition and finalises proposals for the 2023 Directors' Remuneration Policy, ahead of a vote at the 2023 AGM. I look forward to ongoing dialogue with our shareholders in the coming months.
NEIL CARSON
Chair of the Remuneration Committee
March 9, 2022

ANNUAL REPORT ON REMUNERATION

The Annual Report on Remuneration sets out:

the REMCO’s responsibilities and activities, page 161;
remuneration at a glance, page 162;
Directors’ remuneration for 2021, page 163; and
the statement of the planned implementation of policy in 2022, page 176.

The base currency in this Annual Report on Remuneration is the euro, as this is the currency of the base salary of the Executive Directors to December 30, 2021. From December 31, 2021, base salaries and Non-executive Director fees are given in British pound sterling (GBP). Where amounts are shown in other currencies, an average exchange rate for the relevant year is used, unless a specific date is stated, in which case the average exchange rate for the specific date is used.
REMUNERATION COMMITTEE
Biographies are given on pages 119-125; and the REMCO meeting attendance is set out below:

Committee Member	Member since	Maximum possible meetings	Number of meetings attended	% of meetings attended
Neil Carson (Chair)	June 1, 2019	8	8	100%
Euleen Goh	May 20, 2020	8	8	100%
Catherine Hughes	July 26, 2017	8	8	100%
Gerrit Zalm [A]	May 21, 2014	8	7	88%
[A] Mr Zalm was unable to attend one meeting due to the short notice with which it had been scheduled.

The REMCO’s key responsibilities include determining:

Senior Management
	Executive Directors	Executive Committee	Company Secretary and EVP Taxation and Controller
Performance framework	✓	✗	✗
Remuneration policy	✓	✓	✗
Actual remuneration and benefits	✓	✓	✓
Annual bonus and long-term incentive measures and targets	✓	✓	✓
The REMCO is also responsible for determining the Chair of the Board’s remuneration. The REMCO monitors the level and structure of remuneration for senior executives below Senior Management and makes recommendations if appropriate to ensure consistency and alignment with Shell’s remuneration objectives. When setting the policy for Executive Director remuneration, the REMCO reviews and considers workforce remuneration and related policies, and how pay and benefits align with culture.
In exercising its responsibilities, the REMCO takes into account a variety of stakeholder considerations.
The REMCO operates within its Terms of Reference, which are reviewed annually. They were last updated on December 7, 2021, and are available on www.shell.com.
Advice from within Shell was provided by:
▪Ben van Beurden, Chief Executive Officer (CEO);
▪Ronan Cassidy, Chief Human Resources and Corporate Officer and Secretary to the REMCO; and
▪Stephanie Boyde, Executive Vice President Performance and Reward.
The Chair of the Board was consulted on remuneration proposals affecting the CEO. The CEO was consulted on proposals relating to the Chief Financial Officer (CFO) and Senior Management.
The REMCO met eight times in 2021 and its activities included:
▪determining vesting of the 2018 Long-term Incentive Plan (LTIP) award for Senior Management;
▪determining 2021 target bonuses and 2021 LTIP awards for Senior Management;
▪approving the 2020 Directors’ Remuneration Report;
▪setting 2021 annual bonus and LTIP performance measures and targets;
▪considering matters relating to the updated strategy and the transition of our business to net-zero emissions, and the potential implications for the 2022 annual bonus and LTIP performance measures and targets;
▪setting exit and appointment remuneration for changes in the Executive Committee;
▪setting terms for the relocation, and pay arrangements of the Executive Directors from the Hague to London; and
▪monitoring external developments and assessing their impact on the Directors' Remuneration Policy.
After a competitive tender process, in 2021 Deloitte was chosen to provide external advice on Shell’s remuneration structures and developments in market practice around remuneration. The choice was based on ability to assess the risk profile of policies, knowledge of investors’ expectations and familiarity with international market practices. Deloitte is a member of the Remuneration Consultants Group and operates according to the group’s code of conduct when advising clients. REMCO is satisfied that the advice provided was objective and independent. The total fees in relation to the advice were £55,000 (excluding value-added tax). Deloitte provided other consultancy and accountancy services to Shell during the year, but the REMCO is satisfied that this did not compromise the independence of the advice on executive remuneration. The REMCO also reviewed benchmarking data and analysis prepared by Shell’s internal HR function on market developments in executive pay.
PRINCIPLES
The principles that underpin the REMCO’s approach to executive remuneration are set out on page 179.
The REMCO considered the provisions of the UK Corporate Governance Code when deciding 2021 pay outcomes. It also sought to reflect the principles of clarity, simplicity, risk management, predictability, proportionality and alignment with culture.
Shell has a consistent global reward and performance philosophy that sets clear expectations of employees. The annual bonus scorecard and LTIP are designed to ensure that remuneration is clearly aligned with Shell’s operating plan and strategic ambitions. The same measures apply to Executive Directors and Senior Management and to a significantly broader employee base. This provides alignment throughout the organisation with Shell’s culture and strategy. The annual operating plan translates into targets on the annual bonus scorecard, and a quarterly update on performance against scorecard targets is provided to employees. The LTIP is largely based on outperforming the competition. Employees receive regular updates on Shell’s performance against competitors. To assist in the mitigation of reputational risk and to ensure proportionality, the REMCO will use discretion to ensure the highest pay outcomes are delivered only for outstanding performance.

ANNUAL REPORT ON REMUNERATION continued

REMUNERATION AT A GLANCE

2021

FIXED PAY AND SHAREHOLDING

Base salary

€1,588,000 Ben van Beurden (CEO)

€1,035,000 Jessica Uhl (CFO)

Pension

Executive Directors participate in the same home-country pension arrangements as other employees

Benefits

Typically include car allowance, transport between home and office, and medical insurance

Shareholding

Target levels, % of base salary at December 31, 2021

700% CEO

500% CFO

Actual levels, % of base salary at December 31, 2021

972% CEO

555% CFO

ANNUAL BONUS

2021 annual bonus

€2,560,000 CEO

€1,600,000 CFO

2021 bonus scorecard outcome

Mathematical outcome

1.32

Given the eight fatalities in 2021, this was reduced to:

1.29

No individual performance factor used in bonus calculation

Bonus Delivery

50% delivered in cash | **50%** delivered in shares

LONG-TERM INCENTIVE PLAN

2019 – 2021 LTIP vesting outcome

€2,812,302 CEO

$1,539,732 CFO

Vesting outcome

Measures	Outcome	Vesting
TSR	1 2 3 **4** 5	0%
CFFO	1 2 3 4 **5**	0%
ROACE	1 2 3 4 **5**	0%
FCF		31%
Energy transition		18%
		49% (out of a 200% maximum)

2022

FIXED PAY AND SHAREHOLDING

Base salary

£1,420,000 Ben van Beurden ↑ **3.5%**

£921,000 Jessica Uhl ↑ **3%**

£900,000 Sinead Gorman

Pension

Following his relocation to the UK, the CEO's pension was aligned to the standard UK pension offered to all new employees with an employer contribution of 20%. Sinead Gorman was offered participation in the same arrangement. Both have elected to receive this as a cash allowance. There was no change to Jessica Uhl's pension provision from 2021.

Benefits

Following relocation to the UK, the CEO and CFO will receive support with temporary commuting costs such as travel and accommodation for the first six months while their families complete the school year. The CEO will also receive relocation support for his family's move to the UK in due course, and a housing allowance for a time-limited period of 24 months.

Shareholding

Target levels, % of base salary 2021

700% CEO

500% CFO

Actual levels, % of base salary March 4, 2022

904% CEO

693% CFO

ANNUAL BONUS

Target % of base salary

Target

125% CEO

120% CFO

Maximum

250% CEO

240% CFO

Scorecard architecture

15%
35%
15%
35%
a
b
c
d

a **Cash flow from operations** (weighted 35%)

b **Operational excellence** (Asset management excellence 15%, project delivery excellence 10%, customer excellence 10%)

c **Progress in the energy transition** (Selling no/low-carbon products 5%, operational emissions reduction 5%, partnering to decarbonise 5%)

d **Safety** (SIF-F 7.5%, Tier 1 and 2 process safety 7.5%)

LONG-TERM INCENTIVE PLAN

Target awards % of base salary

Target – policy

300% CEO

270% CFO

Maximum

600% CEO

540% CFO

Performance conditions

20%
20%
20%
20%
20%
a
b
c
d
e

a **TSR**

b **ROACE**

c **CFFO**

d **FCF**

e **Energy transition**

DIRECTORS’ REMUNERATION FOR 2021

Single total figure of remuneration for Non-executive Directors (audited)

	€ thousand
	Fees		Taxable benefits [A]		Total
	2021	2020	2021	2020	2021	2020
Dick Boer [B]	167	98	–	–	167	98
Neil Carson	192	184	–	–	192	184
Ann Godbehere	212	206	1	–	213	206
Euleen Goh	224	201	1	–	225	201
Charles O. Holliday [C]	324	850	61	69	385	919
Catherine J. Hughes	185	180	1	–	186	180
Martina Hund-Mejean [D]	165	98	1	–	166	98
Jane Holl Lute [E]	99	–	1	–	100	–
Sir Andrew Mackenzie [F]	582	37	17	–	599	37
Abraham Schot [G]	152	38	–	–	152	38
Sir Nigel Sheinwald [H]	69	184	–	–	69	184
Gerrit Zalm	177	177	–	–	177	177
[A] UK regulations require the inclusion of benefits where these would be taxable in the UK, on the assumption that Directors are tax residents in the UK. On this premise, the taxable benefits include the cost of a Non-executive Director's occasional business-required partner travel. Shell also pays for travel between home and the head office, where Board and committee meetings are typically held, and related hotel and subsistence costs. For consistency, business expenses for travel between home and the head office are not reported as taxable benefits because for most Non-executive Directors this is international travel and hence would not be taxable in the UK.
[B] Appointed as a Director with effect from May 20, 2020.
[C] Stepped down as a Director with effect from May 18, 2021. Benefits include the use of a Shell-provided apartment while in The Hague (2021: €27,848, 2020: €68,942).
[D] Appointed as a Director with effect from May 20, 2020.
[E] Appointed as a Director with effect from May 19, 2021.
[F] Appointed as a Director with effect from October 1, 2020, and as Chair with effect from May 18, 2021.
[G] Appointed as a Director with effect from October 1, 2020.
[H] Stepped down as a Director with effect from May 18, 2021.
Single total figure of remuneration for Executive Directors (audited)

€ thousand
	Ben van Beurden		Jessica Uhl
	2021	2020	2021	2020
Salaries [A]	1,588	1,588	1,035	1,035
Taxable benefits [B]	17	16	323	418
Pension [C]	402	540	281	288
Total fixed remuneration	2,007	2,144	1,639	1,741
Annual bonus [D]	2,560	—	1,600	—
LTIP [E]	2,812	3,698	1,388	1,993
Total variable remuneration	5,372	3,698	2,988	1,993
Total remuneration	7,380	5,841	4,627	3,734
in dollars	8,728	6,671	5,473	4,264
in sterling	6,344	5,197	3,978	3,322
[A] As disclosed in the 2020 Directors’ Remuneration Report, the REMCO maintained Ben van Beurden’s base salary for 2021 at €1,588,000 (+0.0% compared with 2020), and Jessica Uhl’s base salary at €1,035,000 (+0.0% compared with 2020).
[B] For Ben van Beurden these include motoring allowance (€14,400) and transport between home and the office (€2,494). Jessica Uhl’s benefits include tax equalisation (€292,334), medical insurance and risk benefits (€17,047), transport between home and the office (€10,051) and international mobility benefits (€3,391). Jessica Uhl's benefits include tax equalisation of pension contributions to foreign pension plan(s), when they are taxable above a certain pensionable salary threshold or once a double tax treaty exemption ceases, under Dutch law. Tax equalisation is applied for the loss of pension relief for members of a foreign pension plan(s) in their host country. Jessica Uhl’s benefits also include tax equalisation of employer contributions to benefits and certain US social taxes that are taxable in the Netherlands.
[C] For Ben van Beurden, the amount reported for pension consists of a net pay-defined contribution amount of €402,311. The amount to be reported for his defined benefit pension accrual is 0 calculated in accordance with UK reporting requirements. For Jessica Uhl, the amount reported for pension consists of a defined contribution amount of €99,816 and a defined benefit pension accrual €181,363.
[D] The full value of the bonus, comprising both the 50% delivered in cash and 50% bonus delivered in shares. For 2021, the market price of shares on February 21, 2022 for Amsterdam listed shares (€23.34) and on February 24, 2022 for London listed shares (£19.528), was used to determine the number of shares delivered, resulting in 29,677 ordinary shares for Ben van Beurden and 18,551 ordinary shares for Jessica Uhl, net of tax. This was split between the Netherlands and UK due to the relocation of the Directors on December 31, 2021.
[E] Remuneration for performance periods of more than one year, comprising the value of released LTIP awards. The amounts reported for 2021 relate to the 2019 LTIP award, which vested on March 3, 2022, at the market price of €24.79 and $52.85 for ordinary shares and ADSs respectively. The value in respect of the LTIP is calculated as the product of: the number of shares of the original award multiplied by the vesting percentage; plus accrued dividend shares; and the market price of ordinary shares or ADSs at the vesting date. The market price of ADSs is converted into euros using the exchange rate on the respective date. Share price depreciation accounted for -€229,832 for Ben van Beurden and -$244,395 for Jessica Uhl.

ANNUAL REPORT ON REMUNERATION continued
Notes to the table: Single total figure of remuneration for Executive Directors (audited)
Annual bonus
As disclosed on pages 180-181, the annual bonus is intended to reward delivery of short-term operational targets.
All targets are derived from Shell's annual operating plan.
Determination of the 2021 annual bonus
The table below summarises the 2021 annual bonus scorecard measures including their weightings, targets and outcomes. The mathematical scorecard outcome for 2021 was 1.32. This was adjusted downwards by the REMCO to reflect the number of fatalities in the year to 1.29. Please refer to pages 156-157 for a commentary on the scorecard outcome.

2021 annual bonus scorecard measures and weightings

Performance Measures	Measure	Weighting	Unit	Threshold	Target	Outstanding	Outcome	Score
Financial delivery 35%	**Cash flow from operations [A]**	35%	$ – bn	22	**28**	34	45	**2.00**
Operational excellence 35%	**Asset management excellence [B]**	25%	Availability – %	**See note B**				**0.77**
	Project delivery excellence [C]	10%	Projects delivered on schedule and budget – %	30/110	**65/103**	100/96	87/104	**1.24**
Progress in the energy transition 15%	**Greenhouse gas emissions intensity [D]**	10%	Tonne CO_2e intensity	**See note D**				**0.48**
	Greenhouse gas abatement	5%	Thousand Tonne CO_2e	168	**224**	280	279	**1.98**
Safety 15%	**Personal safety**	7.5%	Serious Injury & Fatality Frequency (SIF-F) cases per 100 million working hours	9.7	**6.9**	4.1	6.9	**1.00**
	Process safety	7.5%	Number of events	130	**105**	80	102	**1.12**
				Mathematical performance outcome				1.32
				Adjusted outcome				**1.29**

[A] Including working capital adjustments.
[B] Upstream controllable availability: Target: 88.1% (Threshold 86.1%, Outstanding 90.1%), midstream availability: 89.2% (87.2%/91.2%), Downstream (Refining and Chemicals) availability: 95.2% (94.2%/96.2%). Full-year outcomes were 87.8%, 87.3% and 95.6% respectively. Performance assessment is equally weighted between Upstream, midstream and Downstream availability.
[C] Performance assessment is equally weighted between project schedule and budget.
[D] Upstream/midstream (Tonne CO_2 equivalent per Tonne of hydrocarbon production available for sale): Target 0.152 (0.160/0.144); Refining GHG (Tonne CO_2 equivalent per Solomon's Utilised Equivalent Distillation Capacity): Target 1.03 (1.08/0.98); Chemicals (tonne CO_2 equivalent per tonne of steam cracker high-value chemicals production): Target 0.97 (1.07/0.87). Full-year outcomes were: 0.172, 1.05 and 0.95 respectively. Performance assessment is split 4% Upstream/midstream, 4% Refining and 2% Chemicals.

Accordingly, the REMCO decided the final bonus outcome for the CEO should be €2,560,000, which is 129% of target and 64% of maximum. The REMCO decided the final bonus outcome for the CFO should be €1,600,000, which is 129% of target and 64% of maximum.

LTIP Vesting
In 2019, Ben van Beurden was granted a conditional LTIP award of 340% (maximum 680%) of base salary and Jessica Uhl an award of 270% (maximum 540%), excluding share price movement and dividends.
In making the vesting decision, the REMCO considered Shell’s performance over the three-year vesting period. On the relative measures, Shell ranked fourth on total shareholder return (TSR), and fifth on cash flow from operations (CFFO) and return on average capital employed (ROACE), leading to a nil vesting outcome on each of the relative measures. On the absolute measures, Shell exceeded the free cash flow (FCF) target of $82 billion, generating $87.5 billion over the performance period, and substantively met all of the four energy transition performance targets. (See below for more details.)
The REMCO also noted the impact of the decline in share price between award and vesting on the overall outcome. The REMCO further reflected on the overall single outcome for the CEO. The REMCO decided that the outcome was consistent with the target opportunity and intended operation of the plan under the remuneration policy and no adjustment to the vesting outcomes was required.
Accordingly, the REMCO decided that the LTIP should vest at 49% without the use of discretion. This is illustrated below.
See page 158 for more detail.

2019 LTIP vesting outcomes – performance measures

CFFO **0%** + TSR **0%** + ROACE **0%** + FCF **31%** + Energy transition **18%** + Total formulaic vesting outcome **49%**

Performance Measures		Weighting	Threshold performance	Maximum performance	Outcome (out of the maximum 200%)	
Relative Performance ranked against the other energy majors: BP, Chevron, ExxonMobil and TotalEnergies	CFFO	22.5%	Third	First	Fifth	0%
	TSR	22.5%	Third	First	Fourth	0%
	ROACE	22.5%	Third	First	Fifth	0%
Absolute Performance assessed against internal financial and strategic targets	FCF	22.5%	$73bn	$97bn	$87.5bn	137%
	Energy transition	10%	1/4 target areas	4/4 target areas		180%

Formulaic vesting outcome **49%**

The REMCO reviewed Shell's performance over the vesting period, considering financial and safety performance, whether there had been any breaches of ethics and compliance standards or other events that might damage Shell's reputation, and individual performance. The REMCO decided that the LTIP outcome was a fair reflection of performance and should vest without discretionary adjustment.

Final vesting outcome **49%**

Vesting of the energy transition performance condition
The energy transition condition supports delivery of Shell’s net carbon intensity (NCI) target (measured by Shell's Net Carbon Footprint (NCF) methodology). This is a broad metric which consists of a mix of strategic measures that set the foundations for Shell achieving our longer-term ambitions in the energy transition, as well as Shell’s success in reducing the NCI of all energy products sold. The outcome was intended to be determined holistically by the REMCO, after taking advice from the Safety, Environment and Sustainability Committee (SESCo), taking account of performance against quantifiable targets but also with regard to Shell’s wider progress in the energy transition beyond the defined measures.
The metrics for the first LTIP cycle (2019-2021) were focused on laying the foundations for Shell’s future growth, building the customer base and developing the organisational capability to deliver against the key strategic ways of decarbonising Shell’s business: growing a power business, developing lower-carbon energy products and developing emission sinks.

ANNUAL REPORT ON REMUNERATION continued
Build a material Power business: The first cycle of the LTIP was orientated toward creating the foundations on which a material power business can be built: entering new markets to access customers, and developing new commercial pathways by creating a funnel of renewable power capacity options and then converting those options to realised investments. The REMCO considered that this target had substantively being met. Noting the movement into new markets for direct power sales to end customers through acquisitions such as ERM in Australia (now trading as Shell Energy), and the expansion of the North American renewables power business with the acquisition of Inspire. Strong progress has also been made on renewables, with a funnel of installed renewable capacity and pipeline of options well ahead of what was expected in 2019 following the acquisition of solar and energy storage developer, Savion. Demonstrable progress was made on converting those options into the renewable energy projects that a lower-carbon energy future will require, for example with the CrossWinds joint venture in the Netherlands.

Advanced biofuels technology: Biofuels are expected to play an important role in energy transition, providing a key decarbonisation lever for sectors that will continue to need to use liquid fuels. This element of the LTIP measure reflects our strategy, which is to prove multiple technology platforms that can be subsequently replicated at pace, with performance assessed based on Shell developing or taking an equity position in commercial scale biofuels projects. The initial target was focussed on taking the first steps to implement this strategy, and the REMCO considered this had been met in full through Enerkem Varennes, a biofuels plant in Québec, Canada, that will produce low-carbon fuel and chemicals from non-recyclable waste, and LanzaJet, which will produce jet fuel from ethanol from a plant in Georgia in the US.
Developing emissions sinks: The development of systems that capture and absorb carbon are required as part of the global response to climate change. The target for the first LTIP cycle was based on setting the foundations to develop future commercial value chains and REMCO considered this element of the LTIP measure had been met in full. This was through the Northern Lights project in Norway, with the REMCO noting that this project provided the opportunity to build the commercial knowledge and organisational capacity for future carbon capture projects. The REMCO also took account of the significant progress made on investment in the nature based solutions (NBS), which will make a big contribution to Shell reaching net-zero emissions, with nine investments in NBS projects that are verified by recognised carbon credit standards over the performance period.

Net carbon intensity: Finally, the REMCO paid particular attention to the outcome on the metric based on the NCI reduction. This a comprehensive metric covering the Scope 1, 2 and 3 emissions from all energy products sold by Shell and provides a concrete marker of Shell’s success in decarbonising. The REMCO believes that Shell remains the only major energy company to tie executive pay to a target for reducing the Scope 1, 2 and 3 emissions intensity from the sale of all energy products. The outcome of this metric is a reduction of 2.5% against a target range of 2-3%. This target has evolved over time to reflect the decarbonisation actions necessary to meet our longer-term NCI targets (NCI reduction targets for later LTIP cycles are 2020-2022: 3-4%, 2021-2023: 6-8%, 2022-2024 9-12%, compared to the 2016 base year).

Further detail is available on page 93.
The REMCO considered the alignment to the financial statements and the enhancement of the quality of our emissions data when making their decision.
After taking advice from the SESCo REMCO decided the energy transition performance condition should vest at 180%.

The overall vesting outcome, including an illustration of the impact of share price movement and accrued dividends, is set out below. The CEO and CFO’s vested awards are subject to a further three-year holding period which extends beyond their tenure as Executive Director.

In determining the final pay outcomes, the REMCO also considered the personal performance of the Executive Directors.
Personal performance 2019 – 2021
It has been a challenging period for business as the world has grappled with the challenges of the COVID-19 pandemic and, for the energy sector in particular, as society accelerates towards a future of cleaner energy. Responding to these challenges has demanded strong leadership which both the CEO and CFO have provided. The REMCO acknowledges the exceptional personal contributions made by both the CEO and CFO in delivering a very strong set of financial results, coupled with a number of key strategic and organisational developments in 2021. This includes an updated strategy, Powering Progress, the first shareholder advisory vote on Shell’s Energy Transition Report and the implementation of a new organisational structure (Project Reshape). This culminated with the simplification, an important step, which the Board believes will strengthen Shell’s competitiveness and accelerate both shareholder distributions and delivery of its strategy to become a net-zero emissions energy business.

Ben van Beurden	Jessica Uhl
Against a backdrop of transformational strategic and organisational change, the strength of Shell integrated business, quality of portfolio and operational delivery allowed Shell to capitalise on improved prices to deliver adjusted earnings of $19.3bn and generated an outstanding $45.1bn of CFFO (including working capital). The work has also continued to reshape Shell’s portfolio with the delivery of divestment proceeds of $15.1bn in 2021, far beyond target. These operating cash flows and divestment proceeds significantly contributed to reducing net debt to $52.6 billion at the end 2021, down from $75.4 billion at the end of 2020. This strong financial performance has enabled Shell to deliver on our commitment to increase shareholder distributions in keeping with our successful net debt reduction. Starting from Q2 2021, we rebased our quarterly dividend to 24 US cents per share and started share buybacks. The REMCO acknowledges the fundamental role the CEO’s strategic and operational leadership has played in enabling these financial outcomes and delivery of shareholder returns.
Tackling climate change is an urgent challenge. This is why Shell has set a target to become a net-zero emissions energy business by 2050, in step with society and our customers. The CEO has led the development of Shell’s updated strategy, Powering Progress, which sets out a comprehensive strategy on how Shell intends to decarbonise energy customers while running legacy businesses for value rather than volume, integrating business and investment decisions with Shell's longer-term ambitions. This was supported by the implementation of the new organisation (Project Reshape) necessary to support this updated strategy, which was completed in August 2021 without operational disruption..
Externally, the CEO has played a leading role in the energy transition debate through such initiatives as the first joint statement with institutional shareholders, encouraging other companies to adopt the net carbon intensity methodology. He has been instrumental in galvanising coalitions to start action on sectoral decarbonisation. His personal role, for example in the Aviation Clean Skies Initiative, is recognised by both customers and external stakeholders. His interventions have helped in shifting the climate agenda towards the practical measures that will be needed for creating sustained demand for lower-carbon products.
The refreshed safety programme was rolled out and a new personal safety measure designed to focus attention on the most serious incidents was introduced. To deliver the safety refresh Shell aims to apply a learner mindset, believing people can always improve, enhance their capabilities, learn from mistakes and successes, and speak up freely. The REMCO recognise the work across the leadership team at Shell, from the CEO down, in embracing a learner mindset and driving this across the organisation.

The REMCO recognises the leadership of the CFO in delivering a number of key enterprise initiatives over the course of 2021. Notably this included the successful delivery of the simplification of Shell plc. This was a complex and challenging undertaking that involved the establishment of a single line of shares to eliminate the complexity of Shell’s A/B share structure and aligning Shell’s tax residence with its country of incorporation in the UK.
Shell’s strong financial results were underpinned by discipline on capital, operating and lease expenditure and by the delivery of a divestment programme in excess of $15 billion. This enabled a reduction in net debt by $23 billion over the course of 2021. Dividends were increased twice in the year and share buybacks commenced, accelerating the pace of shareholder distributions. The CFO played a critical role in guiding the company through the implementation of an updated capital allocation framework to balance growth and shareholder distributions.
To support ongoing transparency for shareholders, the CFO led the introduction of significantly improved external financial and operational quarterly disclosures in 2021 with positive feedback from the market.
Over the performance period, the CFO has made significant progress maturing the internal management systems relating to carbon dioxide (CO₂) and ensuring these are reflected in decisions about portfolio, planning and resource allocation. In 2021, this included the delivery of carbon budgets within the annual business planning cycle for the first time. From the 2021 Annual Report, improved disclosure in the Annual Report.
The CFO led the delivery of the Shell Energy Transition Strategy publication, which is part of our continuing work to implement the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). The report sets out how Shell plans to be resilient to expected changes in the energy system and how its strategy helps it to thrive as the world transitions to lower-carbon energy culminating in the first shareholder advisory vote at the 2021 AGM in May (88.74% of votes cast were in favour).

The REMCO considered the single-figure outcomes for the CEO and CFO. It noted that the overall remuneration outcomes were higher than in 2020, by 26% for the CEO and 24% for the CFO. The REMCO was satisfied that these single-figure outcomes represented a fair level of remuneration.
In finalising its remuneration decisions for 2021, the REMCO considered a range of factors, including:
▪Shell’s performance in 2021 and over the LTIP performance period 2019-2021;
▪The impact of the fatalities on the formulaic scorecard outcome, and further downwards adjustment applied by the REMCO on the bonus scorecard;
▪the ongoing leadership shown by the CEO and CFO in continuing to set out a clear strategic direction for Shell in the energy transition and delivering the organisational redesign necessary to deliver on those strategic promises;
▪a range of other factors taking account of Shell’s performance beyond the formulaic outcomes of defined pay architecture, including safety, ethics and compliance, and feedback from the Audit Committee and the Safety, Environment and Sustainability Committee (SESCo);
▪the final LTIP vesting outcome;
▪the CEO's and CFO's remuneration compared with the variable pay outcomes for the general workforce;
▪the alignment of the CEO and CFO with the shareholder experience through their high shareholding requirements; and
▪the personal performance of the Executive Directors.
After reflecting on the above factors, the REMCO was satisfied that the remuneration policies had operated as intended.

ANNUAL REPORT ON REMUNERATION continued
Pension
In 2021, Ben van Beurden’s pension arrangements comprised a defined benefit plan with a maximum pensionable salary of €100,861; and a net pay defined contribution pension plan with a 2021 employer contribution of 27% of salary in excess of €100,861. He has the option of taking cash as an alternative to pension contributions (in either case subject to income tax). He elected to take his benefit in the form of contributions up to and including November 2021.
The employer contribution levels were in line with those applicable to other Netherlands-based employees. Under the Dutch pension regulations applicable to the pension arrangement in which the CEO participates, the contribution rate increases with age and is shown below. At December 31, 2021, the average employer contribution rate for Netherlands employees who participate in the net pay defined contribution pension arrangement on the same terms as Ben van Beurden was 22%.
After relocating to the UK, from December 31, 2021, the CEO is eligible to participate in the UK Shell Pension Plan, with a contribution rate of 20%, or to take this as a pension cash alternative. The UK Shell Pension Plan and associated pension cash alternative are available to new employees in the UK at the same contribution levels and currently around half of the UK employees participate in these arrangements. The majority of the remainder participate in a legacy defined benefit plan which closed to new members from March 2013.

Jessica Uhl is a member of the Shell US retirement benefit arrangements, which include the Shell Pension Plan (a defined benefit plan), and a defined contribution plan where she receives an employer contribution of 10% of salary. This is the same as the average employer contribution rate for US employees, which was 10%. As for all other pre-2013 members of the Shell Pension Plan, she has an annual choice of two accrual formulas with different forms of benefits, one in the form of a lifetime annuity and the other allowing for a lump-sum payment. She elected to accrue benefits for 2021 under the former. Around 9,000 out of 15,000 Shell US employees have the option of choosing between the two formulas. These arrangements are the same for all employees who joined Shell US at the same time as Jessica Uhl. The difference in Jessica Uhl's pension provision, compared with other employees who joined before 2013, is that because she is an Executive Director her bonus is not pensionable. For other relevant US employees the bonus is pensionable. She also has a deferred Dutch defined benefit pension plan, as a result of a previous Shell assignment on local Dutch terms and conditions.
The REMCO believes these arrangements are aligned with corporate governance developments in the UK which emphasise the desirability of Executive Directors’ pension arrangements being the same as those for the general employee population.

Scheme interests awarded in 2021
Scheme interests awarded to Executive Directors in 2021 (audited)

Scheme interest type	Type of interest awarded	End of performance period	Target award [A]	Potential amount vesting
				Minimum performance (% of shares awarded) [B]	Maximum performance (% of shares of the target award) [A]
LTIP	Performance shares	December 31, 2023	Ben van Beurden: 231,679 A shares, equivalent to 2.645 x base salary or €4,200,344. Jessica Uhl: 69,972 A ADS shares, equivalent to 2.485 x base salary or €2,572,119	0%	Maximum number of shares vesting is 200% of the shares awarded, before dividends.
[A] The award for Ben van Beurden was based on the closing market price on the date of grant, March 5, 2021, for A shares of €18.13. The award for Jessica Uhl was based on the closing market price on the date of grant, March 5, 2021, for A ADSs of $43.85.
[B] Minimum performance relates to the lowest level of achievement, for which no reward is given.

The measures and weightings applying to LTIP awards made in 2021 were: energy transition (20%), FCF (20%), TSR (20%), ROACE growth (20%) and growth in cash flow from operating activities (20%).
Absolute measures
Energy transition
The energy transition condition supports the delivery of Shell’s net carbon intensity (NCI) target (calculated using Shell's Net Carbon Footprint (NCF) methodology).
The condition consists of a mix of leading and lagging measures that help establish the basis for achieving Shell’s longer-term strategic ambitions. They are as follows:
Lagging measure – a measure of our progress in meeting our ambition:
▪Reducing the carbon intensity of all energy products sold: a target for reducing the NCI of the energy products Shell sells (a carbon intensity measure that takes into account the full life-cycle emissions of products, including customers’ emissions associated with using them).
Leading measures – Shell will use these to reduce our NCI in the future:
▪The growth of our Power business: all scenarios recognise that one of the main ways to cut greenhouse gas emissions is to use more electricity, produced via lower-carbon means such as renewables and gas-fired power generation. Our ambition is to expand our Power business through selective investments in generation and by reselling power generated by others.
▪Offer more lower-carbon energy products: biofuels are expected to play a valuable role in the changing energy mix. They are likely to be one of the main ways to reduce carbon emissions in sectors that need to keep using liquid fuels for a significant number of years, such as some segments of transport and industry.
▪The development of systems to capture and absorb carbon: carbon capture usage and storage (CCUS) and carbon sinks, such as nature-based solutions, need to be part of the global response to climate change.
Shell has set targets for each element. Progress in the energy transition is not expected to be linear because it will reflect the pace of change of society as a whole and the speed at which Shell makes progress with its strategic business objectives. As a result, targets have been set as ranges. These targets are commercially sensitive, so they will not be disclosed until the end of the performance period (or until they are no longer considered commercially sensitive). An update on our performance in relation to the measures set for the 2019 LTIP is provided on page 170.
The vesting outcome for the part of the LTIP weighted to the energy transition condition ranges from 0% to 200% of award. The REMCO, at its sole discretion, will determine vesting outcomes after considering achievement against the target ranges and feedback from the SESCo. The REMCO will consider, in relation to each element, progress over the performance period relative to short-term aims that encourage progress towards Shell’s long-term NCI ambition. The starting point for determining the vesting outcome will be how many of the targets have been met for each of the four areas. One out of four will equal 40%, two will equal 100%, three will equal 150%, and 200% will be awarded for scoring four out of four. It is important to note that performance against these elements will serve simply as a starting point for the REMCO, which will also take into account any other considerations it deems appropriate, including (without limitation) the relative importance of these elements in meeting the long-term ambition announced by Shell. For example, the REMCO may decide to allocate a greater importance to overall performance in relation to the NCI than the other three elements. The REMCO believes this approach is appropriate, given the uncertainties around the speed and direction of progress in the energy transition. The REMCO will fully disclose and explain the application of any discretion.

2021 energy transition performance condition – measures

Performance is assessed based on our reduction in the carbon intensity of all energy products sold and progress on the key strategic means of achieving decarbonisation:

CO2

Reducing the carbon intensity of all energy products sold

- Reduction in net carbon intensity vs. base year measured by Net Carbon Footprint

Build a material Power business

- Total power sales
- Reduce the carbon intensity of the Power portfolio
- Renewable power generation capacity

Grow new lower-carbon energy product offerings

- Electric vehicle charging network
- Advanced biofuels
- Deployment of low-carbon fuels
- Hydrogen business development

Develop emission sinks

- Nature-based solutions
- Carbon capture, utilisation and storage

Quantitative targets are set for each metric. Vesting will be based on how many of the four targets are met. 1/4 equals 40%, 2/4 equals 100%, 3/4 equals 150% and 4/4 equals 200%. The REMCO will apply judgement in determining the final outcome after taking advice from the SESCo.

ANNUAL REPORT ON REMUNERATION continued
FCF
The FCF performance condition supports the delivery of our cash flow priorities, which are to service and reduce debt, pay dividends, buy back shares and make future capital investments.
The target for FCF, along with the ranges for threshold and outstanding performance, will be set by reference to Shell’s annual operating plans, being the aggregate of our plan FCF targets over the three-year performance period. Given that FCF is heavily influenced by the volatility of oil and gas prices, the annual operating plans are updated each year to set an annual target to reflect a changing oil price premise. As a result, FCF targets are set annually for each annual operating plan and will only be disclosed in aggregate retrospectively after the three-year period. The REMCO has considered setting a three-year target at the outset, but it believes such an approach would require adjustments for the oil and gas price premise and other matters at the end of the period, given the unpredictability and volatility in oil and gas prices. The REMCO has a long-standing no-adjustments policy which leads it to believe that a more appropriate approach is to set the target based on the aggregation of the annual operating plans.
The amounts payable under this measure will range from 20% of the available maximum, for threshold performance, to full vesting for outstanding performance. A straight-line vesting schedule will apply for performance between threshold and outstanding.
Relative measures
The relative measures are based on our performance on a number of key financial measures against the our closest comparators.
For relative measures, we rank growth based on the data points at the end of the performance period compared with those at the beginning of the period, using publicly reported data.
▪TSR, calculated in US dollars using a 90-day averaging period, 45 days either side of the start and end of the performance period;
▪ROACE growth. For this purpose, to facilitate the comparison, the calculation of ROACE differs from that described in “Performance indicators” on page 35 because there is no adjustment for after-tax interest expense; and
▪growth in cash flow from operating activities.
Each relative measure affects vesting independently, with the amounts payable ranging from 0% to 200%, in accordance with the following vesting schedule:
▪ranking first equals 200% vesting for the LTIP element weighted to that measure;
▪ranking second equals 150% vesting for the LTIP element weighted to that measure;
▪ranking third equals 80% vesting for the LTIP element weighted to that measure; and
▪ranking fourth or fifth equals 0% vesting for the LTIP element weighted to that measure.
TSR Underpin
If the TSR ranking is fourth or fifth, the level of the award that can vest on the basis of the other measures will be capped at 50% of the maximum.
Performance update on FCF
2020 LTIP award
At December 31, 2021, FCF performance is above target, with a below-threshold outcome for 2020 of $20.8 billion (target $38 billion) balanced by a strong performance in 2021 of $40.3 billion (target $9 billion). As one year of FCF performance remains, and 77.5% of the award is subject to relative and energy transition performance conditions, this does not reflect the potential vesting of the award.
2021 LTIP award
At December 31, 2021, FCF performance, $40.3 billion for 2021, is above target ($9 billion). As two years of FCF performance remain, and 80% of the award is subject to relative and energy transition performance conditions, this does not reflect the potential vesting of the award.
Statement of Directors’ shareholding and share interests (audited)
Shareholding guidelines
The REMCO believes that Executive Directors should align their interests with those of shareholders by holding shares in Shell plc (the Company). The CEO is expected to build a shareholding with a value of 700% of base salary, and the CFO 500%. The shareholding requirement extends post employment, such that Executive Directors will be required to maintain their shareholding requirement, or the number of shares actually held if this is less than the shareholding requirement, for a period of two years post employment. There is a Company-sponsored nominee account which allows for restrictions to be applied on the sale or transfer of shares that are subject to holding periods and individual shareholding requirements. The restrictions remain in force beyond the Executive Director’s employment.
Only unfettered shares count. Shares delivered that are subject to holding requirements also count towards the guidelines. The values of shares counting towards the shareholding guideline (as a percentage of base salary) were 904% for the CEO and 693% for the CFO at March 4, 2022.
Executive Directors’ shareholding (audited)

	Shareholding guideline (% of base salary)	Value of shares counting towards guideline (% of base salary at December 31, 2021) [A]
Ben van Beurden	700%	972%
Jessica Uhl	500%	555%
[A] Following the sale of 190,000 ordinary shares by Ben van Beurden on February 7, 2022, the delivery of half the 2021 annual bonus in shares and the vesting of the 2019 LTIP on March 4, 2022, their respective holdings are Ben van Beurden 904% and Jessica Uhl 693%.

Non-executive Directors are encouraged to hold shares with a value equivalent to 100% of their fixed annual fee and to maintain that holding during their tenure.

Directors’ share interests
The interests, in shares of the Company or calculated equivalents, of the Directors in office during 2021, including any interests of their connected persons, are set out in the table below.
Directors’ share interests (audited)

	January 1, 2021				December 31, 2021
	A shares		B shares		A shares		B shares
Executive Directors [A]
Ben van Beurden	866,433	[B]	–		973,533
Jessica Uhl	240,557	[C]	–		299,283	[D]
Non-executive Directors
Dick Boer	10,000		–		10,000		–
Neil Carson	16,000		–		16,000		–
Ann Godbehere	–		10,000	[E]	–		10,000	[E]
Euleen Goh	–		12,895		–		12,895
Charles O. Holliday	–		50,000	[F]	–		50,000	[G]
Catherine J. Hughes	4,080		51,904	[H]	4,080		51,904	[H]
Martina Hund-Mejean			20,000	[I]	–		20,000	[I]
Jane Holl Lute	–			[J]	–		5,002	[K]
Sir Andrew Mackenzie	–		20,732		–		27,623
Abraham Schot [L]	–		–		–		–
Sir Nigel Sheinwald	–		1,124				1,124	[M]
Gerrit Zalm	2,026		–		2,026		–
[A] Includes vested LTIP awards subject to holding conditions. Excludes unvested interests in shares awarded under the LTIP.
[B] Includes 174,000 RDS A shares pledged with Van Lanschot N.V.
[C] Held as 26,590 RDS A shares and 44,789 ADS (RDS.A ADS). Each RDS.A represents two A shares.
[D] Held as 35,201 RDS A shares and 132,041 ADS (RDS.A ADS). Each RDS.A represents two A shares
[E] Held as 5,000 ADSs (RDS.B ADS). Each RDS.B represents two B shares.
[F] Held as 25,000 ADS (RDS.B. ADS). Each RDS.B represents two B shares
[G] Interests at May 18, 2021, when he stood down as a Director. Held as 25,000 ADS (RDS.B. ADS). Each RDS.B represents two B shares
[H] Held as 46,904 RDS B shares and 2,500 ADS (RDS.B. ADS). Each RDS.B represents two B shares
[I] Held as 10,000 ADSs (RDS.B ADS). Each RDS.B represents two B shares.
[J] Interests at May 19, 2021, when she was appointed as a Director.
[K] Held as 2,501 ADSs (RDS.B ADS). Each RDS.B represents two B shares
[L]] On August 17, 2020, Bram Schot purchased 5,500 certificates Shell Turbo Long 7,5 BNP Paribas Markets (previously called: Royal Dutch Shell A Turbo Long 8,2 BNP Paribas Markets) (ISIN: NL0009558519) at a price of €5.37 per certificate. These certificates are cash settlement instruments the value of which is linked to the share price of Shell Shares (until January 29, 2022, RDS A Shares). In this case, the ratio of the turbo is 1:1 and accordingly 5,500 certificates represent 5,500 Shell shares. As at February 23, 2022, the leverage is 1.42 but fluctuates depending on the share price. If the share price increases, the leverage will decrease. The finance level is 6.91 and the stop-loss level is 7.5. The finance level is adjusted on the 15th of every month. Finance costs are 2.45% on an annual basis. With a turbo long, there is a finance level and a stop-loss level. If the underlying share price drops below the stop-loss level, the turbo long is terminated. The investor then receives the value of the difference between the finance level and the level on which the counterparty, in this case BNP Paribas, can close the turbo. Take for example a turbo with a stop-loss level of 10 and a finance level of 8. When the underlying share price drops below 10, which is the stop-loss level, the buyer will still receive the amount 10-8=2. But if the share price would suddenly drop to 8 or below, the buyer will receive nothing and the total investment is lost. In most cases, the turbo would be terminated at the stop-loss level, and the buyer receives the amount of the difference between the finance level and the stop-loss level. The actual amount will be determined by BNP. In addition, on August 27, 2020, Bram Schot purchased 100 Leonteq Express Euro Denominated Certificates on ING, Shell, Unilever (previously called: Leonteq Express Euro Denominated Certificates on ING, Royal Dutch Shell, Unilever) (ISIN: CH0470808913), with a nominal value of €1,000 each at a price of €515 per certificate. These certificates are cash settlement instruments of which payment of a conditional coupon depends for 1/3 on the development of the price of the Shell Shares on Euronext Amsterdam and, as such, is a financial instrument linked to the Shell Shares. Both transactions took place before Bram Schot became a Director of the Company. On February 12, 2021, Bram Shot purchased (i) an additional 2,500 certificates Shell Turbo Long 7,5 BNP Paribas Markets (ISIN: NL0009558519) at a price of €7.69 per certificate; and (ii) an additional 50 Leonteq Express Euro Denominated Certificates on ING, Shell, Unilever (ISIN: CH0470808913), with a nominal value of €1,000 each at price of €715 per certificate
[M] Interests at May 19, 2020, when he stood down as a Director.

The Directors share interests converted into ordinary shares or ADS, as appropriate, following the assimilation of Shell’s A and B shares into a single class of share on January 29, 2022.
The changes to Directors' shareholdings as at March 4, 2022 are that Ben van Beurden sold 190,000 ordinary shares on February 7, 2022, and after the delivery of half the 2021 annual bonus in shares and the vesting of the 2019 LTIP award, Ben van Beurden’s share interests increased by 90,998 ordinary shares, and Jessica Uhl’s by 15,096 ADS and 18,551 ordinary shares. Jane Lute purchased 903 ADS on February 11, 2022.
At March 4, 2022, the Directors and Senior Management (pages 119-126) of the Company beneficially owned, individually and in aggregate (including shares under option), less than 1% of Company shares. These shareholdings are not considered sufficient to affect the independence of the Directors.
Directors’ scheme interests
The table below shows the aggregate position for Directors’ interests under share schemes at December 31, 2021. These are RDS A shares for Ben van Beurden and RDS.A ADS for Jessica Uhl. During the period from December 31, 2021, to March 4, 2022, scheme interests have changed as a result of the vesting of the 2019 LTIP on March 3, 2022, and because of the 2022 LTIP awards made on February 4, 2022, as described on pages 166 and 168 respectively.
Directors’ scheme interests (audited)

	Share plan interests [A]
	LTIP subject to performance conditions [B]
	2021	2020
Ben van Beurden [C]	691,227	662,751
Jessica Uhl [D]	196,751	179,565
[A] Includes unvested long-term incentive awards and notional dividend shares accrued at December 31. Interests are shown on the basis of the original awards. The shares subject to performance conditions can vest at between 0% and 200%. Dividend shares accumulate each year on an assumed notional LTIP award. Such dividend shares are disclosed and recorded on the basis of the number of shares conditionally awarded but, when an award vests, dividend shares will be awarded only in relation to vested shares as if the vested shares were held from the award date. Shares released during the year are included in the “Directors’ share interests” table.
[B] Total number of unvested LTIP shares at December 31, 2021, including dividend shares accrued on the original LTIP award.
[C] Ordinary shares.
[D] ADS.
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
Payments to past Directors (audited)
No payments to past Directors were made in 2021.
Payments below €5,000 are not reported as they are considered de minimis.

ANNUAL REPORT ON REMUNERATION continued
TSR performance and CEO pay
Performance graphs
The graphs compare the TSR performance of Shell plc over the past 10 financial years with that of the companies comprising the Euronext 100 and the FTSE 100 share indices. The Board regards these indices as appropriate broad market equity indices for comparison, because they are the leading market indices in Shell plc’s home markets. Data shown is for the performance of RDS A and RDS B shares prior to the assimilation of Shell’s shares to a single line of ordinary shares on January 29, 2022.

Historical TSR performance (RDSA)

Value of hypothetical €100 holding

€350
€300
€250
€200
€150
€100
€50
€0
b
a
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
a RDSA
b Euronext 100

Historical TSR performance (RDSB)

Value of hypothetical £100 holding

£350
£300
£250
£200
£150
£100
£50
£0
b
a
Dec-11
Dec-12
Dec-13
Dec-14
Dec-15
Dec-16
Dec-17
Dec-18
Dec-19
Dec-20
Dec-21
a RDSB
b FTSE 100

CEO pay outcomes
The following table sets out the single total figure of remuneration, the annual bonus payment and long-term incentive (LTI) vesting rates compared with the respective maximum opportunity, for the CEO for the past 10 years.
CEO pay outcomes

Year	CEO	Single total figure of remuneration (€000)	Annual bonus award against maximum opportunity	LTI vesting against maximum opportunity
2021	Ben van Beurden	7,380	64%	25%
2020	Ben van Beurden	5,841	0%	45%
2019	Ben van Beurden	9,963	21%	74%
2018	Ben van Beurden	20,138	79%	95%
2017	Ben van Beurden	8,909	81%	35%
2016	Ben van Beurden	8,593	66%	42%
2015	Ben van Beurden	5,576	98%	8%
2014	Ben van Beurden [A]	24,198	94%	49%
2013	Peter Voser	8,456	44%	30%
2012	Peter Voser	18,246	83%	88%
[A] Ben van Beurden’s single total figure for 2014 was impacted by the increase in pension accrual (€10.695 million) calculated under the UK reporting regulations and tax equalisation (€7.905 million) as a result of his promotion and prior assignment to the UK.

Percentage change in remuneration of Directors and employees
As Shell plc does not have any direct employees, the table below compares the remuneration of the Directors of Shell plc with an employee comparator group consisting of local employees in the Netherlands, the UK and the USA. The local employee population of these countries is considered to be a suitable employee comparator group because: these are countries with a significant Shell employee base; a large proportion of senior managers come from these countries; and the REMCO considers remuneration levels in these countries when setting base salaries for Executive Directors. For the purposes of comparison, the change in employee remuneration is calculated by reference to the change in salary scale, benefits and annual bonus for a notional employee in each of the base countries, not by reference to the actual change in pay for a group of employees.
Taxable benefits are those that align with the definition of taxable benefits applying in the respective country. In line with the “Single total figure of remuneration for Executive Directors” table, the annual bonus is included in the year in which it was earned.

Percentage change in remuneration of Directors and employees [A]

		2020-2021	2019-2020
Employees [B]
UK, USA and the Netherlands	Salaries/fees	0.6%	3.0%
	Benefits	—%	—%
	Bonus	N/A	(100.0)%
Executive Directors
CEO	Salaries/fees	—%	2.0%
	Benefits	8.6%	(23.7)%
	Bonus	N/A	(100.0)%
CFO	Salaries/fees	—%	2.0%
	Benefits	(22.8)%	28.1%
	Bonus	N/A	(100.0)%
Non-executive Directors [C]
Dick Boer	Salaries/fees	70.4%	N/A
	Benefits	—%	N/A
Neil Carson	Salaries/fees	4.3%	85.6%
	Benefits	—%	—%
Ann Godbehere	Salaries/fees	2.9%	15.8%
	Benefits	N/A	—%
Euleen Goh	Salaries/fees	11.4%	0.2%
	Benefits	N/A	—%
Jane Holl Lute	Salaries/fees	N/A	N/A
	Benefits	N/A	N/A
Charles O. Holliday	Salaries/fees	(61.9)%	—%
	Benefits	(11.6)%	(2.4)%
Catherine J. Hughes	Salaries/fees	2.8%	(10.0)%
	Benefits	N/A	—%
Martina Hund Mejean	Salaries/fees	68.4%	N/A
	Benefits	N/A	N/A
Sir Andrew Mackenzie	Salaries/fees	1473.0%	N/A
	Benefits	N/A	N/A
Abraham Schot	Salaries/fees	300.0%	N/A
	Benefits	N/A	N/A
Sir Nigel Sheinwald	Salaries/fees	(62.5)%	(1.7)%
	Benefits	N/A	(100.0)%
Gerrit Zalm	Salaries/fees	—%	—%
	Benefits	N/A	—%
[A] In a number of instances the value for the preceding year was zero. In these cases, N/A is recorded.
[B] As Shell plc does not have any employees, the change in pay for an employee comparator group from the UK, USA and the Netherlands is shown.
[C] Non-executive directors do not receive any short-term incentives.

ANNUAL REPORT ON REMUNERATION continued
Relative importance of spend on pay
The table below sets out distributions to shareholders by way of dividends and share buybacks, and remuneration paid to or receivable by employees for the last five years, together with annual percentage changes.
Relative importance of spend on pay

Year	Dividends and share buybacks [A]		Spend on pay (all employees) [B]
	$ billion	Annual change	$ billion	Annual change
2021	9.1	—%	12.1	—%
2020	9.1	-64%	12.1	-8%
2019	25.4	26%	13.2	-1%
2018	20.2	29%	13.4	-6%
2017	15.6	4%	14.3	-9%
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
Total pension entitlements (audited)
During 2021, Ben van Beurden and Jessica Uhl accrued retirement benefits under defined benefit plans. The pensions accrued under these plans at December 31, 2021, are set out below. The exchange rates used for conversion into euros and dollars are at December 31, 2021.
Accrued pension (audited)

Thousand	Local	€	$
Ben van Beurden [A]	1,189	1,189	1,345
Jessica Uhl [B]	1,247	1,102	1,247
[A] The accrued benefits are disclosed on a per annum basis. Note that in 2021, Ben van Beurden entered into a pension sharing agreement with his former spouse, the amount disclosed reflects Mr van Beurden's entitlements after that agreement.
[B] Jessica Uhl has an annual choice between two accrual formulas with different forms of benefits. One is in the form of a lifetime annuity and the other allows for a lump-sum payment. She elected to accrue benefits up to 2018 under the arrangement for a lump-sum payment, and the eventual lump-sum benefit is shown. From 2019, she elected to accrue benefits as a lifetime annuity. The value of this accrued benefit at December 31, 2021, was $12,430 per annum plus a lump sum of $361,413. She also has a deferred Dutch defined benefit pension plan, as a result of a prior Shell assignment on local Dutch terms and conditions. The age at which Jessica Uhl can receive any pension benefit without an actuarial reduction under this Dutch plan is 60. The value of the deferred pension benefit is €3,427 per annum.
The age at which Ben van Beurden can receive any pension benefit without an actuarial reduction is 68. It is 65 for Jessica Uhl under her US pension plan. Any pension benefits on early retirement are reduced using actuarial factors to reflect early payment. No payments were made in 2021 regarding early retirement or in lieu of retirement benefits.
Please refer to page 168 for further details (Pension).
External appointments
Ben van Beurden joined the Supervisory Board of Daimler AG as a Non-executive Director in April 2021. Jessica Uhl joined the Board of Goldman Sachs Group as Non-executive Director in July 2021.
Statement of voting at 2021 AGM
Shell’s 2021 AGM was held on May 18, 2021, in the Netherlands. The result of the poll in respect of Directors’ remuneration was as follows:
Approval of Directors’ Remuneration Report

Votes	Number		Percentage
For	3,567,342,830		95.86%
Against	153,872,670		4.14%
Total cast	3,721,215,500	[A]	100.00%
Withheld [B]	54,753,918
[A] Representing 47.66% of issued share capital.
[B] A vote withheld is not a vote under English law and is not counted in the calculation of the proportion of the votes for and against a resolution.
The result of the poll in respect of the Directors’ Remuneration Policy last approved at the 2020 AGM was as follows:
Approval of Directors’ Remuneration Policy

Votes	Number		Percentage
For	3,705,707,055		92.91%
Against	282,966,810		7.09%
Total cast	3,988,673,865	[A]	100.00%
Withheld [B]	24,979,832
[A] Representing 51.09% of issued share capital.
[B] A vote withheld is not a vote under English law and is not counted in the calculation of the proportion of the votes for and against a resolution.
Directors’ employment arrangements and letters of appointment
Executive Directors are employed for an indefinite period. Non-executive Directors, including the Chair, have letters of appointment. Details of Executive Directors’ employment arrangements can be found in the Directors’ Remuneration Policy on page 185.
Further details of Non-executive Directors’ terms of appointment can be found in the “Other Regulatory and Statutory Information” on page "Other Regulatory and Statutory Information" on page 188. and the “Governance framework” report on page 129.
Compensation of Directors and Senior Management
During the year ended December 31, 2021, Shell paid and/or accrued compensation totalling $48 million (2020: $36 million) to Directors and Senior Management for services in all capacities while serving as a Director or member of Senior Management, including $3 million (2020: $3 million) accrued to provide pension, retirement and similar benefits. The amounts stated are those recognised in Shell’s income on an IFRS basis. See Note 28 to the “Consolidated Financial Statements”. Personal loans or guarantees were not provided to Directors or Senior Management.

CEO pay ratio

	Option	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2021	A	97:1	57:1	37:1
Total pay and benefits: Salary:		£65,123 £43,550	£111,912 £68,238	£170,289 £101,000
2020	A	93:1	57:1	38:1
Total pay and benefits: Salary:		£55,584 £49,117	£90,972 £75,365	£136,007 £118,291
2019	A	147:1	87:1	54:1
Total pay and benefits: Salary:		£59,419 £40,417	£100,755 £56,721	£161,717 £79,991
2018	A	202:1	143:1	92:1
Total pay and benefits: Salary:		£88,112 £53,528	£124,459 £80,407	£193,027 £96,074
Shell has chosen to use option A to calculate the CEO pay ratio in accordance with guidance from the UK government that this is the preferred approach and the most statistically accurate method for identifying the ratios. Under option A, a comparable single total figure for all UK employees has been calculated in order to identify the employees whose pay and benefits are at the 25th, 50th (median) and 75th percentiles for comparison with the CEO. Employee pay has been calculated based on the total pay and benefits paid in respect of 2021 for all employees who were employed on December 31, 2021. For part-time workers and joiners in the year, pay and benefits have been annualised based on the proportion of their working time in the UK during the year. This is calculated with an approach consistent with the methodology for determining annual bonuses. The REMCO believes that this provides a fair and reasonable calculation of the pay ratios for Shell employees in the UK.
The ratio of the CEO’s pay to the median UK worker is 57. The global pay ratio, calculated by comparing the CEO's single figure with the average employee headcount cost, is 64. The ratio at median is unchanged for 2021 from that reported for 2020. This follows a decline in the ratios since 2018, this is due to a decrease in the variable pay outcomes for the CEO. The pay and benefits for the 25th, 50th and 75th percentile employees have increased in relation to 2020, primarily because there was a strong bonus outcome for all employees in 2021 and employees also did not receive an annual bonus for 2020. The REMCO believes this outcome is appropriate and consistent with Shell’s philosophy of pay for performance.

Workforce engagement
The REMCO bases its decisions about remuneration on a wide range of factors including a careful consideration of the pay and conditions of the general workforce. In 2021, the REMCO considered factors that included the following:
▪The one-off award of Shell shares to all eligible employees globally under the Powering Progress Share Award plan. Powering Progress provides a blueprint for generating value at Shell, but it is our employees who will deliver this strategy. To support engagement with our Powering Progress strategy and to help employees benefit from its successful delivery, all eligible employees, regardless of job grade or location, were granted $1,000 of Shell shares in June 2021 (for the avoidance of doubt, the CEO and CFO did not receive this award also).
▪Remuneration markers such as the CEO pay ratio and gender pay reporting under the UK Equality Act 2010 (Gender Pay Gap Information) Regulations, and voluntary ethnicity pay reporting in the UK narrowed slightly in 2021 to 17.8% from 18% in 2020, continuing the positive trend since 2017 (22.2%). This is due to a continued upward trend in the proportion of women in our upper and upper middle pay quartiles. The REMCO has confidence in Shell policies that aim to increase the representation of women at all levels in the organisation.
▪The planned general employee salary increases in the UK, USA and the Netherlands (when the REMCO was reviewing 2022 base salaries and target remuneration packages).
▪The scorecard and Performance Share Plan (PSP) outcomes for employees (when the REMCO was determining the 2021 variable pay outcomes for Executive Directors). In particular, the REMCO noted the decision by management to adjust upwards the annual bonus scorecard for employees in recognition and appreciation of the extraordinary contributions made by our employees over a challenging period.

Executive remuneration structures in Shell are strongly aligned with Shell's broader policy on pay:
▪In recent years the Group scorecard architecture has been identical to the Executive Committee and Senior Executive scorecard in terms of measures, weightings and targets.
▪Executive Directors and Executive Committee members participate in the LTIP. Around 150 senior executives participate in the same plan. The measures and metrics for that plan also apply to 50% of the PSP awarded to around 16,500 employees.
▪All employees in the Group participate in the relevant pension plan for their country based on their date of joining. Shell does not operate separate executive pension arrangements.

This consistency means that less explanation of executive remuneration structures is required than in companies where alignment is not the default practice. Employee engagements aimed to create an ongoing dialogue about how pay outcomes for all employees are linked to delivering the Powering Progress strategy. As part of this process, articles on Shell’s internal intranet explored the Powering Progress Share Award and how the refreshed bonus scorecard connects with Shell’s strategy and priorities. These articles generated a high level of interest among employees. Engagement scores, as measured by the number of page views, comments, likes and shares, were well above the average for Shell’s intranet.

ANNUAL REPORT ON REMUNERATION continued
STATEMENT OF PLANNED IMPLEMENTATION OF POLICY IN 2022
The Directors’ Remuneration Policy as detailed on pages 179-187 took effect from May 19, 2020, after it was approved by shareholders at the 2020 AGM. It will be effective until the 2023 AGM, unless a further policy is proposed by Shell and approved by shareholders before then. This section describes elements of the policy that will apply for 2022.
Executive Directors
Salaries
No salary increases were made for 2021. Effective from December 31, 2021, the date at which they transferred to UK employment, the base salaries were set at £1,420,000 for Ben van Beurden and at £921,000 for Jessica Uhl. Both base salaries were set in accordance with the shareholder-approved 2020 Remuneration Policy and included a 3.5% increase for the CEO and 3% for the CFO. The REMCO decided these salary increases in acknowledgement of the significant personal contributions made by the CEO and CFO to the Shell Group in delivering the strategic progress over 2021. In particular, the simplification of Shell, which entailed establishing a single line of shares to eliminate the complexity of Shell’s A/B share structure and aligning Shell’s tax residence with its country of incorporation in the UK. These are measures which the Board believes will strengthen Shell’s competitiveness and accelerate both shareholder distributions and delivery of its strategy, and the salary increases are consistent with the principles for managing the development of employee remuneration across the Group in cases where individuals make significant personal contributions in the year. The REMCO also paid close attention to the benchmarking analysis from the defined comparator groups. No specific benchmark position is defined, but the REMCO were satisfied that the positioning was appropriate against the benchmark groups following the increases. Finally, the REMCO noted that the salary increases were broadly consistent with the increases provided to the general workforce in the key markets of the UK, USA, and Netherlands (average 2.4%).
Sinead Gorman's base salary will be set at £900,000 on appointment as CFO, effective April 1, 2022.
Annual bonus
To ensure that the scorecard remains well aligned with our strategic and operational priorities, the REMCO has reviewed the structure of the 2022 scorecard. The REMCO will continue to focus on four key areas: financial delivery, operational excellence, progress in the energy transition, and safety.
Cash flow from operations (CFFO) remains the measure we will use to judge financial delivery. CFFO reflects our ability to generate the cash necessary to fund investment in our future business and distributions to our shareholders.
Reflecting the ongoing importance of operational delivery, performance will be assessed on the basis of three measures:
▪asset management excellence: measures the availability of Upstream, midstream and Downstream facilities, each equally weighted, so we maintain a strong focus on operating assets to plan, delivering scheduled downtime activities on time and minimising unscheduled shutdowns;
▪project delivery excellence: our ability to successfully deliver large and complex projects remains essential, and we will continue measuring the delivery of material projects on time and to budget; and
▪customer excellence: Powering Progress emphasises the importance of our customer relationships, and from the start of 2022 we will measure performance in this area using scores for customer satisfaction and brand preference.
Succeeding in the energy transition and accelerating our transition to net-zero emissions means updating our business models and changing what we sell. From the start of 2022, we will reflect these ambitions in the progress in the energy transition section of the scorecard, using three measures:
▪selling lower-carbon products - based on the share of earnings from our marketing business that can be attributed to low- and no-carbon products;
▪reducing our emissions - an absolute emissions reduction target; and
▪partnering to decarbonise - measured against progress towards an annual target for the global number of EV charging points.
Our commitment to safety remains at the heart of everything we do. The measures relating to safety are as follows:
▪personal safety: Serious Injury and Fatality Frequency (SIF-F), which ensures we focus our attention and learning on those incidents with the potential to cause the most serious harm; and
▪process safety: based on the number of Tier 1 and 2 operational safety incidents.
The performance measures, weightings and link to strategy for the 2022 performance year are set out below:

2022 annual bonus scorecard measures and weightings

Performance measure	Weighting			
Financial	**35%**			
Operational excellence		**35%**		
Progress in the energy transition			**15%**	
Safety				**15%**

	Link to strategy
Financial ▪ Cash flow from operating activities	Aligned with our financial priorities, reflecting our ability to generate cash to service and reduce debt, pay dividends and repurchase shares and fund capital investment.
Operational excellence ▪ Asset management excellence ▪ Project delivery excellence ▪ Customer excellence	These measures show the effectiveness with which we operate our assets and serve our customers. This operational performance underpins the successful delivery of our financial framework and ambitions to progress in the energy transition.
Progress in the energy transition ▪ Selling lower-carbon products ▪ Reducing our emissions ▪ Partnering to decarbonise	These measures focus on the business transformations necessary to succeed in the energy transition and deliver the ambitions of Powering Progress.
Safety ▪ Serious Injury and Fatality Frequency ▪ Tier 1 and 2 process safety	These metrics are designed to ensure an ongoing focus on personal and operational safety.

Annual bonus scorecard targets are not disclosed prospectively because to do so in a meaningful manner would require the disclosure of commercially sensitive information. Scorecard targets will be disclosed in the subsequent Directors’ Remuneration Report when they are no longer deemed to be commercially sensitive.
Long-term Incentive Plan
On February 4, 2022, a conditional award of performance shares under the LTIP was made to the Executive Directors resulting in 209,131 Shell plc shares being conditionally awarded to Ben van Beurden and 61,242 Shell plc American Depositary Shares (ADSs) being conditionally awarded to Jessica Uhl. The award had a face value of 300% (maximum performance outcome 600%) of the base salary for the CEO and 270% (maximum performance outcome 540%) of the base salary for the CFO, excluding potential share price appreciation and dividends.
For LTIP awards made in 2022, performance will be assessed over a three-year period based on four financial measures and an energy transition condition, each equally weighted.

The target for the FCF measure over the three-year performance period will be based on the annual operating plan and shareholder guidance. These targets are considered commercially sensitive and will be disclosed retrospectively, with annual updates on progress.
For the energy transition performance condition, the NCI target range for the 2022-2024 LTIP grant is set as a 9-12% reduction from the 2016 NCF of 79 grams of CO₂ equivalent per megajoule. For the leading indicators, we will assess performance according to three sets of measures:
▪establishing the foundations of a material Power business;
▪offering more lower-carbon energy products; and
▪developing emissions sinks.
The targets for these leading energy transition measures are commercially sensitive, and will be disclosed retrospectively where possible. It is also important to note that performance against these elements will serve simply as a starting point for the REMCO, which will also take into account any other considerations it deems appropriate.
Discretion, adjustment (malus) and recovery (clawback)
Variable-pay elements are subject to adjustment (malus) and recovery (clawback) provisions. The REMCO may adjust an award, for example by lapsing part or all of it, reducing the number of shares which would otherwise vest, by imposing additional conditions on it, or imposing a new holding period or applying clawback.
Please refer to the policy section on pages 179, 181, 183 for a full description of the circumstances under which discretion, malus and clawback might be applied to a variable pay award.
Pension
After his relocation to the UK on December 31, 2021, Ben van Beurden no longer participates in the Dutch retirement benefit plans. Instead, he was offered participation in the UK Shell Pension Plan. This is the same pension arrangement as offered to all new employees in the UK. It is a defined contribution pension scheme which provides an employer contribution of up to 20% of salary. Sinead Gorman was also offered participation in the same plan. Employees who may potentially exceed the UK fiscal limits on pension contribution (the annual allowance and/or the lifetime allowance) may voluntarily opt to receive a cash allowance in lieu of a contribution to the pension plan at the same rate. Ben van Beurden and Sinead Gorman have both chosen to receive a cash allowance.
Jessica Uhl’s US retirement benefit arrangements include the Shell Pension Plan, a defined benefit plan, and a defined contribution plan with an employer contribution of 10% of salary. She also has a deferred Dutch defined benefit pension plan, as a result of a prior Shell assignment on local Dutch terms and conditions.
Further details of Executive Director pension arrangements can be found on page 168.
Benefits
In line with our Group-wide international mobility policies, the CEO and CFO will receive support with temporary commuting costs such as travel and accommodation for up-to six months from their date of relocation to the UK while their families remain in the Netherlands to complete their respective school years. The CEO will receive relocation benefits for his family's move to the UK in due course, and he will also receive a gross housing allowance for a time-limited period of 24 months from when their families relocate.
Executive Directors are provided with a chauffeured car for business travel, including home to office commuting. Other benefits, such as medical and other risk-benefits are in-line with those provided to the general workforce (including in some cases benefits provided to employees working outside their home country).

ANNUAL REPORT ON REMUNERATION continued
Non-executive Directors’ fees
Non-executive Directors’ fees 2022

	£	Other fees
Chair of the Board	785,000	Non-executive Directors receive an additional fee of £4,000 for any Board meeting involving intercontinental travel – except for one meeting a year held in a location other than London.
Non-executive Director	120,000
Senior Independent Director	49,000
Audit Committee
Chair [A]	53,000
Member	22,000
Safety, Environment and Sustainability Committee
Chair [A]	31,000
Member	15,000
Nomination and Succession Committee
Chair [A]	22,000
Member	11,000
Remuneration Committee
Chair [A]	36,000
Member	15,000
[A] The chair of a committee does not receive an additional fee for membership of that committee.
REMCO reviewed the competitive positioning of the Chair's fee, and for 2022 set this at £785,000, a 1.3% increase. This is the first increase since 2015 and recognises the positioning of the fee relative to other major FTSE and European companies. The Chair of the Board does not receive any additional fee for chairing the Nomination and Succession Committee or attending any other Board committee meeting.
The Non-executive Directors receive a basic fee. There are additional fees for the Senior Independent Director, a Board committee chair or a Board committee member. Non-executive Directors receive an additional fee of £4,000 for most Board meetings involving intercontinental travel. Business expenses (including transport between home and office and occasional business-required partner travel) and associated tax are paid or reimbursed by Shell.
The Board reviews Non-executive Directors’ fees periodically to ensure that they are aligned with those of other major listed companies. During these reviews the Board uses the largest 30 companies by market capitalisation listed on the FTSE and the European comparator group as its primary points of reference. The last general review was in 2021. Other than the adjustment to the Chair’s fee, fees will remain unchanged for 2022. Following the relocation of Shell’s headquarters from the Netherlands to the UK, Non-executive directors fees have been converted from euros to pounds sterling, using the average EUR/GBP exchange rate for 2020 (this rate was chosen as the data used by the Board to review the competitive positioning was largely sourced from 2020 pay disclosures), rounded downwards to the nearest £1,000.

DIRECTORS’ REMUNERATION POLICY

The Directors’ Remuneration Policy sets out:

▪A summary of proposed changes to the Directors’ Remuneration Policy, page 179;
▪Executive Directors’ Remuneration Policy, pages 180-186; and
▪Non-executive Directors’ Remuneration Policy, pages 186-187.

This section describes the Directors’ Remuneration Policy (Policy) which, following shareholder approval at the 2020 Annual General Meeting (AGM), came into effect from May 19, 2020, and will be effective until the 2023 AGM, unless a further policy is proposed by Shell plc (the Company) and approved by shareholders in the meantime.
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

DIRECTORS’ REMUNERATION POLICY continued
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
▪The REMCO retains the ability to adjust performance measure targets and weightings year-by-year within the overall target and maximum payouts approved in the Policy; and
▪In the event that another Executive Director joins the Board, the REMCO will determine their target and maximum bonus, which will not exceed the target and maximum for the CEO.

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
▪Award levels are determined annually by the REMCO within the approved policy maximum;
▪Awards may vest between 0% and 200% of the initial award, depending on Shell’s performance assessed on either an absolute basis against strategic targets or on a relative basis against the other oil majors;
▪Performance metrics and targets are set by the REMCO at the beginning of the relative performance period. When setting performance targets, the REMCO allocates weightings to each metric as it considers appropriate, taking into account strategic priorities;
▪For 2020, performance is assessed over three years based 90% on financial metrics (TSR, ROACE, FCF and CFFO) which support our strategic ambition to provide a world-class investment case and 10% on a measure focused on thriving in the energy transition;
▪Additional shares are released representing the value of dividends payable on the vested shares, as if these had been owned from the award date;
▪LTIP awards (net of tax) must be held for a further three years to align with Shell’s longer-term time horizon and strategy;
▪The LTIP award is subject to malus provisions before it is delivered and to clawback provisions thereafter;
▪The REMCO may adjust or change the LTIP measures, targets and weightings to ensure continued alignment with Shell’s strategy; and
▪In the event that another Executive Director joins the Board, the REMCO will determine their award level.

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

Please refer to page 183 for a summary of the defined adjustment events.

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

DIRECTORS’ REMUNERATION POLICY continued
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
three-year holding period ends

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

The detailed weightings and metrics applicable to the 2021 bonus scorecard are set out on page 164. The detailed weightings and metrics applicable to the 2021 grant are set out on page 168-170.

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
three-year holding
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

DIRECTORS’ REMUNERATION POLICY continued
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

CEO pay scenarios (€m)

a Fixed remuneration
b Annual incentive
c Long-term incentive
d Maximum assuming 50% share price appreciation
Minimum
100%
2.1
On-target
24%
22%
54%
8.9
Maximum
14%
25%
61%
15.7
20.4
a
b
c
d
0
5
10
15
20

CFO pay scenarios (€m)

a Fixed remuneration
b Annual incentive
c Long-term incentive
d Maximum assuming 50% share price appreciation
Minimum
100%
1.6
On-target
29%
22%
49%
5.7
Maximum
17%
26%
57%
9.7
13.8
a
b
c
d
0
5
10
15
20

Recruitment
The REMCO determines the remuneration package for new Executive Director appointments. These appointments may involve external or internal recruitment or reflect a change in role of a current Executive Director.
When determining remuneration packages for new Executive Directors, the REMCO will seek a balanced outcome which allows Shell to:
▪attract and motivate candidates of the right quality;
▪take into account the individual’s current remuneration package and other contractual entitlements;
▪seek a competitive pay position relative to our comparator group, without overpaying;
▪encourage relocation if required; and
▪honour entitlements (for example, variable remuneration) of internal candidates before their promotion to the Board. The REMCO will follow the approach set out in the table below when determining the remuneration package for a new Executive Director.

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
Executive Directors’ employment arrangements and letters of appointment
The Dutch Executive Directors are employed for an indefinite period. Executive Directors with the Netherlands as their base country will be employed on the basis of a contract of employment governed by Dutch employment law. For Executive Directors with a base country other than the Netherlands, REMCO will determine their employment arrangements based on a number of considerations, including Dutch immigration requirements and base country retirement benefits. Executive Directors’ employment arrangements are available for inspection at the AGM or on request. For further details on appointment and re-appointment of Directors, see the “Governance Framework” on page 129 and "Governance" on page 191.
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
The Netherlands statutory end-of-employment compensation
With effect from July 1, 2015, employment legislation in the Netherlands introduced statutory end-of-employment compensation. Under this legislation, every termination (other than following retirement or for cause) of a Dutch employment contract that has continued for a minimum of two years will give rise to an obligation to pay the departing employee transition compensation (“transitievergoeding”). The statutory compensation is capped at one times the annual salary, which is deemed to include variable pay such as the annual bonus. Executive Directors are expected not to claim transition compensation or any other applicable statutory compensation over and above the agreed compensation for loss of office as set out in the “End of employment” table on page 185.
Outstanding entitlements
In cases of resignation or dismissal for cause, fixed remuneration (base salary, benefits, and employer pension contributions) will cease on the last day of employment, variable remuneration elements will generally lapse and the Executive Director is not eligible for compensation for loss of office.
The information, on page 185, generally applies to termination of employment by Shell giving notice, by mutual agreement, or in situations where the employment terminates because of retirement with Shell consent at a date other than the normal retirement date, redundancy or in other similar circumstances at the REMCO’s discretion.

DIRECTORS’ REMUNERATION POLICY continued
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

Non-executive Directors’ letters of appointment
NEDs, including the Chair, have letters of appointment. NEDs’ letters of appointment are available for inspection at the AGM or on request. For further details on appointment and re-appointment of Directors, see the “Governance Framework” on page 129 and "Governance" on page 191.
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
Consideration of overall pay and employment conditions
When setting the Policy, no specific employee groups were consulted. However, Shell seeks to promote and maintain good relations with employee representative bodies as part of its employee engagement performance as required.
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
March 9, 2022

GOVERNANCE
MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES OF SHELL
Shell’s CEO and CFO have evaluated the effectiveness of Shell’s disclosure controls and procedures at December 31, 2021. Based on that evaluation, they concluded that Shell’s disclosure controls and procedures are effective.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF SHELL
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over Shell’s financial reporting and the preparation of the “Consolidated Financial Statements”. It conducted an evaluation of the effectiveness of Shell’s internal control over financial reporting and the preparation of the “Consolidated Financial Statements” based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). On the basis of this evaluation, management concluded that, at December 31, 2021, the Company’s internal control over financial reporting and the preparation of the “Consolidated Financial Statements” was effective.
THE TRUSTEE’S AND MANAGEMENT’S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES FOR THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST
The Trustee of the Royal Dutch Shell Dividend Access Trust (the Trustee) and Shell’s CEO and CFO have evaluated the effectiveness of the disclosure controls and procedures in respect of the Dividend Access Trust (the Trust) at December 31, 2021. On the basis of this evaluation, these officers have concluded that the disclosure controls and procedures of the Trust are effective.
THE TRUSTEE’S AND MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING OF THE ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST
The Trustee and the Company’s management are responsible for establishing and maintaining adequate internal control over the Trust’s financial reporting. The Trustee and the Company’s management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control - Integrated Framework (2013) issued by COSO. On the basis of this evaluation, the Trustee and management concluded that, at December 31, 2021, the Trust’s internal control over financial reporting was effective.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There has not been any change in the internal control over financial reporting of Shell or the Trust that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of Shell or the Trust. Material financial information of the Trust is included in the “Consolidated Financial Statements” and is therefore subject to the same disclosure controls and procedures as Shell. See the “Royal Dutch Shell Dividend Access Trust Financial Statements” on pages 284 to 286 for additional information.
FINANCIAL STATEMENTS, DIVIDENDS AND DIVIDEND POLICY
The “Consolidated Statement of Income” and “Consolidated Balance Sheet” can be found on pages 204 and 205 respectively.
Subject to Board approval, Shell aims to grow the dividend per share by around 4% every year, and Shell will target the distribution of 20-30% of its cash flow from operations to shareholders. The Board may choose to return cash to shareholders through a combination of dividends and share buybacks. When setting the level of shareholder remuneration, the Board looks at a range of factors, including the macro environment, the underlying business earnings and cash flow of the Shell Group, the current balance sheet, future investment and divestment plans, and existing commitments.
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
The Directors have announced a fourth quarter interim dividend payable on March 28, 2022, to shareholders on the Register of Members at the close of business on February 18, 2022. The closing date for dividend currency elections was March 4, 2022 [A] and the euro and sterling equivalents announcement date is March 14, 2022.
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
REPURCHASES OF SHARES
As announced on July 7, 2021, Shell will target the distribution of 20-30% of its cash flow from operations to shareholders. The Board may choose to return cash to shareholders through a combination of dividends and share buybacks. As part of this financial framework, Shell announced the distribution of $2 billion worth of capital to shareholders via share buybacks on July 29, 2021, which were completed on November 19, 2021.
In addition, Shell announced on September 20, 2021, that after the Shell Group’s divestment of the Permian assets, it would distribute $7 billion worth of capital to shareholders. This was subsequently confirmed to be via share buybacks and at pace. The first tranche of up to $1.5 billion was announced on December 2, 2021, and completed on January 28, 2022. On February 3, 2022, Shell announced an additional buyback programme of $8.5 billion, comprising the additional $5.5 billion of Permian divestment proceeds and $3.0 billion as part of the Company’s capital allocation framework. In the first tranche of this programme the Company has entered into an irrevocable, non-discretionary arrangement for the purchase of up to $4.0 billion of shares in the period up to and including May 4, 2022.
To ensure that the Company had the necessary authority to continue to buy back its shares when the time is considered appropriate, at the 2021 AGM, shareholders granted an authority for the Company to repurchase up to a maximum of 780 million of its shares (excluding purchases for employee share plans). This authority expires on the earlier of the close of business on August 18, 2022, or the end of the 2022 AGM. This means that, as at close of February 21, 2022, 589 million further shares could still be repurchased under the current AGM authority.
The Board continues to regard the ability to repurchase issued shares in suitable circumstances as an important part of Shell’s financial management. A new resolution will be proposed at the 2022 AGM to renew the authority for the Company to purchase its own share capital, up to specified limits, for a further year. This proposal will be described in more detail in the 2022 Notice of Annual General Meeting.
SIMPLIFICATION
At a General Meeting, on December 10, 2021, the shareholders of the Company supported a resolution to amend Shell’s Articles of Association (Articles) to enable the simplification of the Company. The simplification entailed establishing a single line of shares to eliminate the complexity of Shell's A/B share structure; and aligning the Company’s tax residence with its country of incorporation in the UK; and consequently, changing the Company’s name from Royal Dutch Shell plc to Shell plc.
On December 20, 2021, the Board decided to proceed with the simplification. The alignment of the Company’s tax residence with its country of incorporation in the UK resulted in recognition in 2021 of a taxable deemed disposal gain fully offset by taxable losses in the Netherlands.
On December 31, 2021, at a Board meeting held in the UK the Board approved the key steps required to move the Company’s tax residence to the UK.
On January 21, 2022, the Company changed its name from Royal Dutch Shell plc to Shell plc.
On January 29, 2022, one line of shares was established through assimilation of each A share and each B share into one single line of ordinary shares of the Company. This assimilation had no impact on voting rights or dividend entitlements.
As stated in the Notice of Meeting and Circular and subsequent announcements, the Board believes that the simplification will strengthen Shell’s competitiveness and accelerate both shareholder distributions and delivery of its strategy to become a net-zero emissions energy business.
QUALIFYING THIRD-PARTY INDEMNITIES
The Company has entered into a Deed of Indemnity (Deed) with each Director of the Company who served during the year. The terms of each of these Deeds are identical and they reflect the statutory provisions on indemnities contained in the Companies Act 2006 (CA 2006). Under the terms of each Deed, the Company has agreed to indemnify the Director, to the fullest extent permitted by the CA 2006, against any loss, liability or damage, howsoever caused (including in respect of a Director’s own negligence), suffered or incurred by a Director in respect of their acts or omissions while or in the course of acting as a Director or employee of the Company, any associated company or affiliate (within the meaning of the CA 2006). In addition, the Company shall lend funds to Directors as required to meet reasonable costs and expenses incurred or to be incurred by them in defending any criminal or civil proceedings brought against them in their capacity as a Director or employee of the Company, associated company or affiliate, or, in connection with certain applications brought under the CA 2006. The provisions in the Company’s Articles relating to arbitration and exclusive jurisdiction are incorporated, mutatis mutandis, into the Deeds entered into by each Director and the Company.
The Company has provided both indemnities and Directors’ and officers’ insurance to the Directors in connection with the performance of their responsibilities. Copies of these indemnities and the Directors’ and officers’ insurance policies are open to inspection. A copy of the form of these indemnities has been previously filed with the US Securities and Exchange Commission.

RELATED PARTY TRANSACTIONS
In addition to the disclosures given in Notes 10 and 28 to the “Consolidated Financial Statements” on pages 232 and 258, the following related party transactions took place between Shell and Shell Midstream Partners, L.P.
On February 11, 2022, Shell Pipeline Company LP, a subsidiary of the Company, announced that it made a non-binding offer to purchase all remaining common units held by the public representing limited partner interests in Shell Midstream Partners, L.P. (Shell interest 68.5%)(SHLX) for $12.89 per common unit in cash. The proposed transaction is subject to a number of contingencies, including the approval of the board of directors of SHLX and the satisfaction of any conditions to the consummation of a transaction set forth in any definitive agreement concerning the transaction. No definitive documentation has yet been executed.

Credit Facilities
We have entered into the following credit facilities with the Partnership (borrower):

	$ million
	December 31, 2021
	Maturity Date	Interest Rate	Outstanding Balance	Total Capacity	Available Capacity
2021 Ten Year Fixed Facility	March 16, 2031	2.96%	$600	$600	$—
Ten Year Fixed Facility	June 4, 2029	4.18%	$600	$600	$—
Seven Year Fixed Facility	July 31, 2025	4.06%	$600	$600	$—
Five Year Revolver	July 31, 2023	1.28%	$494	$760	$266
Five Year Revolver	December 1, 2022	1.47%	$400	$1,000	$600
Total			$2,694	$3,560	$866

POLITICAL CONTRIBUTIONS
No donations were made by the Company or any of its subsidiaries to political parties or organisations during the year. Shell USA, Inc. administers the non-partisan Shell Oil Company Employees’ Political Awareness Committee (SEPAC), a political action committee registered with the US Federal Election Commission. Eligible employees may make voluntary personal contributions to the SEPAC. All employees’ contributions comply with federal and state law and are publicly reported in accordance with US election laws. Shell USA, Inc. does not exercise control over SEPAC’s funding decisions.
RECENT DEVELOPMENTS AND POST-BALANCE SHEET EVENTS
See Note 32 to the “Consolidated Financial Statements” on page 261.
SHARE CAPITAL
The Company’s issued share capital at December 31, 2021, is set out in Note 21 to the “Consolidated Financial Statements” on pages 252. The percentage of the total issued share capital represented by each class of share is given below. On January 29, 2022, an assimilation of the Company's A and B shares was effected. More information on how this has impacted the share capital of the Company can be found on page 188.
Share capital percentage as at December 31, 2021

Share class	%
A	53.37
B	46.63
Sterling deferred	de minimis

TRANSFER OF SECURITIES
There are no restrictions on transfer or limitations on the holding of the ordinary shares other than under the Articles, restrictions imposed by law or regulation (for example, insider trading laws) or pursuant to the Company’s Share Dealing Code.
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
AUDITOR
A resolution relating to the appointment of Ernst & Young LLP as auditor for the financial year 2022 will be proposed at the 2022 AGM.
ANNUAL GENERAL MEETING
The AGM will be held on May 24, 2022, at Central Hall Westminster, Storey's Gate, Westminster, London, SW1H 9NH, United Kingdom. The Notice of Annual General Meeting will include details of the business to be put to shareholders at the AGM.
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
SHELL GENERAL BUSINESS PRINCIPLES
The Shell General Business Principles define how Shell subsidiaries are expected to conduct their affairs and are underpinned by the Shell core values of honesty, integrity and respect for people. These principles include, among other things, Shell’s commitment to support fundamental human rights in line with the legitimate role of business and to contribute to sustainable development. They are designed to mitigate the risk of damage to our business reputation and to prevent violations of local and international legislation. They can be found at www.shell.com/sgbp. See “Risk factors” on pages 23 to 32.
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
Designated individuals are required to complete additional mandatory training on antitrust and competition laws, anti-bribery, anti-corruption and anti-money laundering laws, financial crime, data protection laws and trade compliance requirements (see “Risk factors” on page 23 to 32). The Shell Code of Conduct can be found at www.shell.com/codeofconduct.
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
Executive Directors will be required to maintain their requirement (or existing shareholding if less than the guideline) for a period of two years post employment. Non-executive Directors are encouraged to hold shares with a value equivalent to 100% of their fixed annual fee and to maintain that holding during their tenure. Information on the Directors with shares in the Company can be found in the “Directors’ Remuneration Report” on pages 156 to 160.
NON-EXECUTIVE DIRECTOR INDEPENDENCE
The Board follows the provisions of the Code in determining Non-executive Director independence, which states that at least half of the Board, excluding the Chair, should comprise Non-executive Directors determined by the Board to be independent. In the case of the Company, the Board has determined that all the Non-executive Directors at the end of 2021 are independent.
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
SHAREHOLDER APPROVAL OF SHARE-BASED COMPENSATION PLANS
The Company complies with the Listing Rules published by the Financial Conduct Authority (FCA), which require shareholder approval for the adoption of share-based compensation plans which are either long-term incentive plans in which one or more Directors can participate or plans which involve or may involve the issue of new shares or the transfer of treasury shares. Under the FCA rules, such plans cannot be changed to the advantage of participants without shareholder approval, except for certain minor amendments, such as to benefit the administration of the plan or to take account of tax benefits. The rules on the requirements to seek shareholder approval for share-based compensation plans, including those in respect of material revisions to such plans, may deviate from the NYSE listing standards.

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
APPOINTMENT AND RETIREMENT OF DIRECTORS
The Company’s Articles, the Corporate Governance Code and the Companies Act 2006 govern the appointment and retirement of Directors. Board membership and biographical details of the Directors are provided on pages 119 to 125. However, Directors follow the direction laid out in the Code and stand for re-election annually.
On May 18, 2021, following the conclusion of the AGM, Chad Holliday stepped down from the Board after more than 10 years' service as a Director, six years of which were as Chair of the Company. Sir Andrew Mackenzie succeeded him as Chair on the same day.
On May 19, 2021, Jane Holl Lute was appointed to the Board. On May 18, 2021, following the conclusion of the AGM, Sir Nigel Sheinwald stood down from the Board.
ARTICLES OF ASSOCIATION
The Company’s Articles were adopted on December 20, 2021. The Articles may only be amended by a special resolution of the shareholders in a general meeting. A full version of the Company’s Articles can be found at www.shell.com/investors.
At a General Meeting, on December 10, 2021, the shareholders of the Company supported a resolution to amend Shell’s Articles to enable the Simplification of the Company. The Simplification entailed establishing a single line of shares to eliminate the complexity of Shell's A/B share structure; and aligning the Company’s tax residence with its country of incorporation in the UK; and consequently, changing the Company’s name from Royal Dutch Shell plc to Shell plc.
The following summarises certain provisions of the Articles [A] and of the applicable corporate legislation, including the Act (the legislation). This summary is qualified in its entirety by reference to the Articles and the Act. The information provided under this section is applicable to the Articles, which were in effect during the 2021 financial year to which this Report relates.
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
Proceedings of the Board
The Board may decide in each case when to have meetings and how they will be conducted. The Board can also adjourn its meetings. If no other quorum is fixed by the Board, two Directors are a quorum. A Directors’ meeting at which a quorum is present can exercise all the powers and discretions of the Board.
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
The Board can appoint any Director as Chair or as Deputy Chair and can remove him or her from that office at any time. Matters to be decided at a Directors’ meeting will be decided by a majority vote. If votes are equal, the Chair of the meeting has a second, casting vote.
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
Directors’ interests
Conflicts of interest requiring authorisation by Directors
The Board may, subject to the relevant quorum and voting requirements, authorise any matter which would otherwise involve a Director breaching his or her duty under the legislation to avoid conflicts of interest. A Director seeking authorisation in respect of such a conflict of interest must tell the Board the nature and extent of his or her interest in the conflict of interest as soon as possible.
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
Other conflicts of interest
If a Director knows that he or she is in any way directly or indirectly interested in a proposed contract with the Company or a contract that has been entered into by the Company, they must tell the other Directors of the nature and extent of that interest in accordance with the legislation. If the Director has so disclosed the nature and extent of his interest, a Director can do one or more of the following: (i) have any kind of interest in a contract with or involving the Company or another company in which the Company has an interest; (ii) hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period and upon such terms, including as to remuneration, as the Board may decide; (iii) alone, or through a firm with which he is associated, do paid professional work for the Company or another company in which the Company has an interest (other than as auditor); (iv) be or become a Director or other officer of, or employed by a party to a transaction or (iv) arrangement with, or otherwise be interested in, any holding company or subsidiary company of the Company or any other company in which the Company has an interest; and (v) be or become a Director of any other company in which the Company does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a Director of that other company.
Benefits
A Director does not have to hand over to the Company or its shareholders any benefit he or she receives or profit that he makes as a result of any matter which would otherwise involve a direct breach of his or her duty under the legislation to avoid conflicts of interest but which has been authorised or anything allowed under (i) to (v) of “Other conflicts of interest” above, nor is any type of contract so authorised or so allowed liable to be avoided.
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
Dividends
Currently, only ordinary shares are entitled to a dividend.
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
Prior to January 29, 2022, dividends in respect of B shares were paid under the dividend access mechanism described below. The Articles provide that if any amount paid by way of dividend by a subsidiary of the Company was received by the dividend access trustee on behalf of any holder of B shares and paid by the dividend access trustee to such holder, the entitlement of such holder of B shares to be paid any dividend declared pursuant to the Articles was reduced by the corresponding amount that has been paid by the dividend access trustee to such holder. If a dividend was declared pursuant to the Articles and the entitlement of any holder of B shares to be paid his pro rata share of such dividend was not fully extinguished on the relevant payment date by virtue of a payment made by the dividend access trustee, the Company has a full and unconditional obligation to make payment in respect of the outstanding part of such dividend entitlement immediately. Where amounts are paid by the dividend access trustee in one currency and a dividend was declared by the Company in another currency, the amounts so paid by the dividend access trustee was, for the purposes of the comparison required by the two immediately preceding sentences, converted into the currency in which the Company declared the dividend at such rate as the Board considered appropriate. For the purposes of the provisions referred to in this paragraph, the amount that the dividend access trustee has paid to any holder of B shares in respect of any particular dividend paid by a subsidiary of the Company (a “specified dividend”) will be deemed to include: (i) any amount that the dividend access trustee may be compelled by law to withhold; (ii) a pro rata share of any tax that the subsidiary paying the specified dividend is obliged to withhold or to deduct from the same; and (iii) a pro rata share of any tax that is payable by the dividend access trustee in respect of the specified dividend.
The Board can offer shareholders of ordinary shares (excluding any shareholder holding shares as treasury shares) the right to choose to receive extra ordinary shares, which are credited as fully paid up, instead of some or all of their cash dividend. Before the Board can do this, shareholders must have passed an ordinary resolution authorising the Board to make this offer.
Dividend access mechanism for B shares
General
On January 29, 2022 one line of shares was established through assimilation of each A share and each B share into one ordinary share of the Company. This assimilation had no impact on voting rights or dividend entitlements. Dutch withholding tax, applied previously on dividends on A shares, no longer applies on dividends paid on the ordinary shares following the assimilation. Prior to January 29, 2022, our A and B shares were identical, except for the dividend access mechanism, which only applied to B shares.

In relation to the assimilation of the Company's Class A and B shares, the Royal Dutch Shell Dividend Access Trust will continue in existence for the foreseeable future to facilitate the payment of unclaimed dividend liabilities for B shareholders, until these are either claimed or forfeited in line with the terms outlined in Note 4 to the Royal Dutch Shell Dividend Access Trust financial statements on page 286. The discussion below describes the dividend access mechanism as it applied to B shares prior to January 29, 2022.
Prior to January 29, 2022, it was the expectation and the intention, although there could be no certainty, that holders of B shares would receive dividends through the dividend access mechanism. Any dividends paid on the dividend access shares would have a UK source for UK and Dutch tax purposes. There would be no Dutch withholding tax on such dividends. For further details regarding the tax treatment of dividends paid, refer to “Shareholder information”.
Description of dividend access mechanism
The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited (Shell Transport), and BG Group plc, now BG Group Limited (BG), have each issued a dividend access share to Computershare Trustees (Jersey) Limited as Trustee. Pursuant to a declaration of trust, the Trustee will hold any dividends paid in respect of the dividend access shares on trust for the holders of B shares and will arrange for prompt disbursement of such dividends to such holders. Interest and other income earned on unclaimed dividends will be for the account of Shell Transport and BG and any dividends which are unclaimed after 12 years will revert to Shell Transport and BG, as appropriate. Holders of B shares will not have any interest in either dividend access share and will not have any rights against Shell Transport and BG as issuers of the dividend access shares. The only assets held on trust for the benefit of these holders will be dividends paid to the Trustee in respect of the dividend access shares.
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
VOTING
Subject to applicable law and the Articles, the ordinary shares have voting rights on all matters that are subject to shareholder approval including the election of directors. Currently, the voting rights of each ordinary share carry one vote at a general meeting of the Company.
Major shareholders have no differing voting rights.
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
Rights attaching to the sterling deferred shares
The sterling deferred shares are not ordinary shares and, therefore, they have different rights and restrictions. The sterling deferred shares have the following rights and restrictions: (i) on a distribution of assets of the Company among its shareholders on a winding-up, the holders of the sterling deferred shares will be entitled (such entitlement ranking in priority to the rights of holders of ordinary shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each sterling deferred share; (ii) save as provided in (i), the holders of the sterling deferred shares will not be entitled to any participation in the profits or assets of the Company; (iii) the holders of sterling deferred shares will not be entitled to receive notice of or to attend and/or speak or vote (whether on a show of hands or on a poll) at general meetings of the Company; (iv) the written consent of the holders of three quarters in nominal value of the issued sterling deferred shares or the sanction of a special resolution passed at a separate general meeting of the holders of the sterling deferred shares is required if the special rights and privileges attaching to the sterling deferred shares are to be abrogated, or adversely varied or otherwise directly adversely affected in any way (the creation, allotment or issue of shares or securities which rank in priority to or equally with the sterling deferred shares, or of any right to call for the allotment or issue of such shares or securities, is for these purposes deemed not to be an abrogation or variation or to have an effect on the rights and privileges attaching to sterling deferred shares); (v) all provisions of the Articles relating to general meetings of the Company will apply, with necessary modifications, to every general meeting of the holders of the sterling deferred shares; (vi) subject to the legislation, the Company will have the right at any time to redeem any such sterling deferred shares (provided that it is credited as fully paid) at a price not exceeding £1 for all the sterling deferred shares redeemed at any one time (to be paid on such date as the Board shall select as the date of redemption to such one of the holders, if more than one, as may be selected by lot) without the requirement to give notice to the holder(s) of the sterling deferred shares; (vii) if any holder of a sterling deferred share to be redeemed fails or refuses to surrender the share certificate(s) or indemnity for such sterling deferred share or if the holder selected by lot to receive the redemption monies fails or refuses to accept the redemption monies payable in respect of it, such sterling deferred share will, notwithstanding the foregoing, be redeemed and cancelled by the Company and, in the event of a failure or refusal to accept the redemption monies, the Company will retain such money and hold it on trust for the selected holder without interest, and, in each case, the Company will have no further obligation whatsoever to the holder of such sterling deferred share; and (viii) no sterling deferred share will be redeemed otherwise than out of distributable profits or the proceeds of a fresh issue of shares made for the purposes of the redemption or out of capital to the extent permitted by the legislation.
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

Pursuant to the depositary agreement, each holder of ADSs is bound by the arbitration and exclusive jurisdiction provisions contained in the relevant depositary agreement, which are substantially similar to the Articles as described in this section as if that holder were a shareholder.
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

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF SHELL PLC
Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Shell plc (Shell or the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the Consolidated Financial Statements). In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in conformity with UK adopted international accounting standards.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 9, 2022, expressed an unqualified opinion thereon.

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

Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

THE ESTIMATION OF OIL AND GAS RESERVES
Description of the matter	As described in Note 9 to the Consolidated Financial Statements, at December 31, 2021, production assets amounted to $118.4 billion and had an associated depreciation, depletion and amortisation (DD&A) charge of $15.8 billion. Also, as described in Note 9, exploration and evaluation (E&E) assets amounted to $7.1 billion at December 31, 2021. As further described in Note 9, impairment charges of $1.5 billion of production and E&E assets were recorded during the year. As described in Note 19 to the Consolidated Financial Statements, decommissioning and restoration (D&R) provisions amounted to $22.1 billion.

Oil and gas reserves estimates are used in the calculation of DD&A, impairment testing and in the estimation of D&R provisions. The risk is the inappropriate recognition of proved reserves that impacts these accounting estimates.

As stated in Note 4 to the Consolidated Financial Statements, in 2021 Shell launched their Powering Progress strategy to accelerate the transition of their business to net-zero emissions, including targets to reduce the carbon intensity of energy products they sell (scope 1, 2 and 3 emissions) by 6-8% by 2023, 20% by 2030, 45% by 2035 and 100% by 2050. Further in October 2021, Shell announced their target to reduce absolute scope 1 and scope 2 emissions by 50% by 2030, compared to 2016 levels. There is therefore a risk that Shell recognises oil and gas reserves that are not ultimately produced. If proved reserves are recognised that are not ultimately produced, depreciation will be understated, and the recoverable amount of assets may be overstated.

Auditing the estimation of oil and gas reserves is complex, as there is significant estimation uncertainty in assessing the quantities of reserves and resources in place. Estimated reserves and resources in place are based on significant assumptions such as production curves and certain other inputs, including forecast production volumes, future capital and operating cost assumptions and life of field assumptions, all of which are inputs used by reserves experts to estimate oil and gas reserves. Estimation uncertainty is further elevated given the transition to a low-carbon economy which could impact life-of-field assumptions and increase the risk of underutilised or stranded oil and gas assets.
How we addressed the matter in our audit
We obtained an understanding of the controls over Shell’s oil and gas reserves’ estimation process. We then evaluated the design of these controls and tested their operating effectiveness. For example, we tested management’s controls over review of changes to year-on-year estimated oil and gas reserves volumes.

We involved professionals with substantial oil and gas reserves audit experience to assist us in evaluating the key assumptions and methodologies applied by management.

Our procedures included, amongst others, testing that significant additions or reductions in reserves had been made in the period in which new information became available, and assessing whether they were in compliance with Shell’s reserves and resources guidance. We evaluated the professional qualifications and objectivity of management’s reserves experts who performed the preparation of the reserve estimates and who are primarily responsible for providing independent review and challenge, and ultimately endorsement of, the reserve estimates.

We also evaluated the completeness and accuracy of the inputs used by management in estimating the oil and gas reserves by agreeing the inputs to source documentation and we performed backtesting of historical data to identify indications of estimation bias over time. We evaluated management’s development plan for compliance with SEC rules that undrilled locations must be scheduled to be drilled within five years, unless specific circumstances justify a longer period. This evaluation was made by assessing the consistency of the development projections with Shell’s development plans and capital allocation framework. Where reserves are recognised beyond current licence terms, we assessed the assumption around licence renewal.

In order to determine whether there is a risk that reserves recognised will not be produced, among other procedures, we estimated the carbon intensity of Shell’s Upstream and Integrated Gas fields, focussing on the most carbon intensive assets. We also analysed those assets that are currently forecast to be producing beyond 2030 and estimated the carbon intensity of the most significant fields that are expected to be producing after 2030. We analysed further the carbon intensity per barrel of those fields. For the assets where forecast emissions were highest, we evaluated whether Shell’s operating plan assumptions included planned actions and associated expenditures to reduce the carbon emissions of these projects. We gave specific consideration to whether the economic limit test incorporated Shell’s estimate of future carbon costs to reflect the potential impact of climate change and the energy transition. The economic limit is management’s estimation of the point at which the operating cash flow from a project becomes negative, and drives the Company's life of field assumption. Once the economic limit becomes negative, the fields would be decommissioned.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND JOINT VENTURE AND ASSOCIATES (JVA)
Description of the matter
As described in Notes 9 and 10 to the Consolidated Financial Statements, at December 31, 2021 Shell recognised $118.4 billion of production assets, $49.1 billion of manufacturing, supply and distribution assets (refineries) (collectively, PP&E) and $23.4 billion of joint ventures and associates (JVAs). As disclosed in Note 9, Shell recognised $0.3 billion of impairment charges relating to production assets and $2.3 billion relating to manufacturing, supply and distribution assets. As discussed in Note 10, Shell recognised impairment charges of $0.0 billion relating to JVAs.

The carrying values of PP&E and JVAs are sensitive to small changes in key assumptions, which increases the risk of indicators of impairment or impairment reversal not being identified. Our audit effort has therefore focused on the completeness and timely identification of indicators of impairment charges or impairment reversals.

Auditing the impairment of PP&E and JVAs is subjective due to the significant amount of judgement involved in determining whether indicators of impairment or impairment reversal exist, particularly for longer term assets.

Key judgements in determining whether indicators of impairment or impairment reversal exist include changes in forecast commodity price and refining margin assumptions, forecast carbon prices, movements in oil and gas reserves, changes in asset performance and future development plans and the expected useful lives of assets. The estimation of forecast commodity prices, refining margins, forecast carbon prices and expected useful lives of assets assumptions are particularly judgmental because of, among other factors, increased demand uncertainty and pace of decarbonisation due to climate change and the energy transition.

How we addressed the matter in our audit
We obtained an understanding of the controls over Shell’s asset impairment process. We then evaluated the design of these controls and tested their operating effectiveness. For example, we tested the controls over management’s identification of indicators of impairment and reversals of impairment and the approval of oil and gas prices and refining margins.

We evaluated Shell’s assessment of impairment and impairment reversal triggers, including changes in the forecast commodity price assumptions, movements in oil and gas reserves (see oil and gas reserves critical audit matter), changes in asset performance and changes in Shell’s business and operating plan assumptions. We further considered assets with high carbon intensity as a potential indicator of impairment, given Shell’s carbon emissions reductions targets.

To test Shell’s commodity price assumptions, amongst other procedures, we compared future short and long-term oil and gas prices to an independently developed reasonable range of forecasts based on consensus analysts’ forecasts and those adopted by other international oil companies. To evaluate the impact of energy transition on Shell’s commodity price forecasts applied in the preparation of the financial statements, we also compared Shell’s oil and gas price scenarios to the IEA’s Net Zero Emissions 2050 (NZE) and to the IEA’s Announced Pledges Scenario (APS) price assumptions. We evaluated the reasonableness of Shell’s refining margin assumptions by comparing these to independent market and consultant forecasts. We also involved our oil and gas valuations specialists to assess the reasonableness of Shell’s refining margin estimation methodology and assumptions, including evaluating long-run demand forecasts, incorporating the impacts of the energy transition, supply dynamics, and the speed of the industry’s response to changing demand through either constructing new refineries or closing older refineries.Given the continued improvement in commodity prices and short-term refining margins, we assessed whether these higher price markers represented a trigger for impairment reversal and performed benchmarking to determine whether Shell’s oil and gas company peers reflected changes in oil and gas price and refining margin assumptions as indicators of impairment or impairment reversal.

To test Shell’s forecast carbon price assumptions, we involved professionals with substantial climate change experience to review the methodology adopted and the reasonableness of the carbon prices applied in 25 different jurisdictions or regions, including 10 jurisdictions with the highest forecast carbon costs, by independently determining our view of a range of acceptable forecast carbon price assumptions. We also tested the carbon pricing included in the forecast cash flows and performed sensitivity analysis by using a range of carbon prices, such as those disclosed in the IEA Net Zero Emissions by 2050 scenario. Where carbon price assumptions were outside of our range, we carried out sensitivity analysis to assess if the impacts were material.

To evaluate the accuracy of significant assumptions we performed a lookback by comparing actual performance of assets to the forecasts made in the prior year. We also assessed potential operational changes that have or are expected to have a significant adverse effect on an asset and whether such unplanned shutdowns should be considered as impairment triggers. In conjunction with our evaluation of the operating plan, we performed procedures to understand how management intend to achieve their planned Scope 1 and 2 and Net Carbon Footprint reductions and whether these actions have been reflected in Shell’s operating plan, which impact Shell’s financial statements and disclosures, specifically in impairment of PP&E, E&E assets, D&R provisions, and recognition of DTAs. Also, we assessed the operating and capital expenditure assumptions that were estimated necessary to achieve the emission reductions. This also involved assessing assumptions on acquisitions, divestments, investments in CCS technologies and Nature Based Solutions.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND JOINT VENTURE AND ASSOCIATES (JVA) (continued)

We considered potential impairment triggers related to climate change and energy transition by estimating the carbon intensity of Shell’s Upstream and Integrated Gas fields and identifying the most carbon intensive assets. We assessed management’s plans to reduce the carbon intensity of these assets in the future to determine whether there is a material risk that reserves recognised will not be produced or if the carbon intensity limited the expected useful lives of the assets. We assessed consistency of Shell’s plans to reduce the carbon intensity of these assets with their carbon emissions reductions targets. In addition, we considered contradictory evidence, such as the results of comparable market transactions by other energy companies in jurisdictions with similar environmental and regulatory focus that could indicate a significant increase or decrease in the recoverable amount of Shell’s assets. We also considered public comments or commitments made by Shell in relation to the Powering Progress strategy and whether these could impact the future potential value of any assets.

We assessed the appropriateness of Shell’s disclosure of information about the assumptions Shell makes that could, in the future, have a significant risk of material adjustments to the carrying amounts of assets and liabilities, including sensitivity disclosures. This included evaluating the sensitivity disclosures in Note 4 of the carrying value of Shell’s Upstream and Integrated Gas PP&E assets against a range of future oil and gas price assumptions, reflecting reduced demand scenarios due to climate change and the energy transition, including the IEA Net Zero Emissions by 2050 scenario.

EXPLORATION AND EVALUATION ASSETS
Description of the matter
As described in Note 9 to the Consolidated Financial Statements, at December 31, 2021, Shell recognised $7.1 billion of E&E assets. During the year, management recorded $1.8 billion of E&E write offs and impairments.

In assessing whether to test E&E assets for impairment, the judgements to consider include, whether a licence is expected to be renewed, whether sufficient data exists to indicate that the carrying amount of E&E assets is likely to be recovered and whether or not commercially viable quantities of resources exist. Auditing impairment assessments of E&E assets is inherently judgemental given the exploration for and evaluation of the resources has not always reached a stage at which information sufficient to estimate future cash flows is available. Given the current environment, and the capital allocation and emissions reductions decisions that Shell intend to take through the energy transition, there is a heightened risk that projects will no longer proceed, in which case they may need to be written off or impaired.

As a result of these factors, there is significant auditor judgement relating to the risk that certain E&E costs are not written off in the appropriate reporting period.

How we addressed the matter in our audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over Shell’s E&E impairment assessment process. For example, we tested controls over management’s review of E&E assets for write off and impairment.

To test the completeness and appropriateness of the E&E asset write off and impairment charges recorded, our procedures included, amongst others, assessing each significant licence area against the impairment criteria within IFRS 6 with a particular focus on those assets that were expected to be developed over the medium and long term, those assets where the dominant commodity that will be produced is oil, or highly carbon intensive projects. Through this analysis, we independently identified the assets that we considered most at risk of not being developed by Shell or being divested as a consequence of the Company’s emissions reductions targets. We evaluated the likelihood of management progressing the E&E assets, including the strategic fit of the assets, carbon intensity of the developments, planned capex and project economics and the expectation that sufficient cash resources will be available to fund the expected development of assets. For example, in evaluating the strategic fit of carbon intensive assets, we considered the inclusion of actions within Shell’s operating plan to achieve target Scope 1 and 2 and Net Carbon Footprint reductions, and that these were reflected in the asset-level forecasts.

We assessed key internal and external evidence relevant to Shell's assessment of whether to continue to carry or write off assets in the group’s E&E portfolio, including analysing evidence of further activity being included in Shell’s operating plan and any contra evidence that suggests government or regulatory approvals will not be provided. In respect of E&E write offs and impairments recorded during the year, we considered whether evidence about current project activity, forecast future expenditure and operational plans was consistent with the decisions taken by management to write off or impair these assets. We also considered the disclosure of E&E asset write offs and impairments.

THE ESTIMATION OF DECOMMISSIONING AND RESTORATION PROVISIONS
Description of the matter
As described in Note 19 to the Consolidated Financial Statements, at December 31, 2021 Shell recognised $22.1 billion in D&R provisions. Auditing D&R provisions is complex because management’s estimation of future cash outflows involves significant judgement. As explained in Note 2 to the Consolidated Financial Statements, the estimate is based on current legal and constructive obligations, technology and price levels. However, the extent of the actual outflows incurred in the future may differ due to changes in laws, regulations, public expectations, technology, prices and conditions at the time of decommissioning, and can take place many years in the future.

The timing of estimated future decommissioning activity is also a key judgement with the energy transition increasing the risk that oil and gas fields will be decommissioned earlier than anticipated. The key factor in determining the timing of decommissioning for Upstream and Integrated Gas assets will be the life of field assumptions, which is discussed in our oil and gas reserves critical audit matter.

In respect of Oil Products and Chemicals operations, there is significant complexity in evaluating management’s judgements on the expected useful lives of manufacturing and production assets and, where decommissioning is expected to be generally more than 50 years into the future, that it is not possible to make an estimate of the obligation that is sufficiently reliable to use in recognising a D&R provision.

How we addressed the matter in our audit
We obtained an understanding of the controls over Shell’s process for the estimation of D&R provisions. We then evaluated the design of, and tested the operating effectiveness of, controls over the estimation of the D&R provision. For example, we tested controls over the review of the estimation and completeness of cost estimates.

Our audit procedures included, amongst others, assessing changes in D&R cost estimates, and whether they reflected the latest regulatory requirements and technical developments. We audited cost assumptions relating to labour rates, rig type and rates, number of wells, well durations, and any contingencies applied by, amongst other procedures, inspecting contracts. We also evaluated whether the nature of the costs expected to be incurred were in accordance with the requirements of IAS 37.

We evaluated management’s estimated life-of-field assumptions that determine the timing of decommissioning in Upstream and Integrated Gas as described in the estimation of oil and gas reserves critical audit matter. Also as described in the estimation of oil and gas reserves critical audit matter, we evaluated the estimated carbon intensity of the post 2030 production of Shell’s assets, in order to identify assets where there may be a higher risk of the reserves not ultimately being produced as this may impact the estimated cessation of production date for these assets.

We tested the D&R accounting models and assumptions therein, including discount rates, and inflation rates. We validated the assumptions to external data sources and reconciled the assumptions with those used in other areas of measurement, such as impairment assessment. We evaluated the timing of recognition of D&R liabilities related to contingent liabilities and D&R liabilities arising from assets previously disposed of, including assessing the counterparty risk associated with those disposals.

We also evaluated management’s assessment of the useful lives of manufacturing assets in the Oil Products and Chemicals portfolio. In particular, we evaluated whether D&R provisions were required for certain refineries and petrochemical facilities based on actions within Shell’s operating plan, including rationalisation of their manufacturing portfolio and plans to convert or dismantle existing units. This included assessing management’s ability to repurpose the units to increase production capabilities of refined products with lower carbon intensity.

We assessed the disclosure of D&R provisions and contingent liabilities in the financial statements. We also evaluated management’s re-assessment of the need for contingent liability disclosures in respect of certain manufacturing assets.

THE RECOGNITION AND MEASUREMENT OF DEFERRED TAX ASSETS (DTAs)
Description of the matter
As described in Note 17 to the Consolidated Financial Statements, at December 31, 2021 Shell recognised gross DTAs of $29.4 billion.

Auditing the recognition and measurement of DTA balances is subjective because the estimation requires significant judgement, including the timing of reversals of DTLs and the availability of future profits against which tax deductions represented by the DTA can be offset. In addition, auditing the recognition of DTA balances that are supported by the expectation of future taxable profits arising beyond Shell’s 10-year planning horizon required significant audit judgement, which was of heightened complexity given the future demand and price uncertainty due to climate change and the energy transition.

There is greater uncertainty regarding future taxable profits that exist outside the 10-year planning period and where future taxable profits relate to new and emerging businesses with less history and therefore greater forecasting uncertainty.

How we addressed the matter in our audit
We obtained an understanding of the controls over Shell’s processes for the recognition and measurement of DTAs. We then evaluated the design of these controls and tested their operating effectiveness. For example, we tested controls over projections of future taxable income and the deferred tax calculations that support the recognition of DTAs.

Amongst other procedures, we assessed management’s determination of the expected timing of utilisation of the DTAs, including the application of relevant tax laws that apply to the utilisation of tax losses. We tested management’s forecasted timing of the reversal of taxable temporary differences by evaluating the projected sources of taxable income and considered the nature of the temporary differences and the relevant tax law.

We performed sensitivity analyses over Shell’s risk-weighted future taxable profits by jurisdiction, which take into account potential costs of decarbonisation, and specific risking applied to profits forecast through Shell's operating plan process to be generated through new and growing business activities, including biofuels and Electric Vehicle (EV) charging. We reconciled the forecast to that used in other areas of analysis, such as impairment. Our testing also included evaluating management’s negative stress test to assess the tolerance of the estimation uncertainty to further risking. We involved professionals with experience in auditing renewable businesses, including EV charging, in challenging management’s assumptions and the outcome of the stress testing performed.

REVENUE RECOGNITION: THE MEASUREMENT OF UNREALISED TRADING GAINS AND LOSSES
Description of the matter
As described in Note 5 of the Consolidated Financial Statements, at December 31, 2021 Shell recognised $262 billion of revenue. As described in Note 20, Shell recognised derivative financial instrument assets of $12.2 billion and derivative financial instrument liabilities of $17.2 billion.

Shell’s trading and supply function is integrated within the Oil Products, Chemicals, Integrated Gas and Upstream segments and is spread across multiple regions. Auditing the measurement of unrealised trading gains and losses was complex because of the significant judgement used in determining the key assumptions used in valuing the trades, the risk of error, of unauthorised trading activity or of deliberate misstatement of Shell’s trading positions. Also, trading is not always carried out in active markets where prices are readily available, increasing subjectivity used in determining the pricing curve and volatility assumptions, which are key inputs to valuing the trades. Identifying unrealised trading gains and losses is also complex due to the significant volume of transactions entered into by Shell and the lack of market transparency of executed deals.

The deliberate misstatement of Shell’s trading positions or mismarking of positions could result in understated trading losses, overstated trading profits and/or individual bonuses being manipulated through inappropriate inter-period profit/loss allocations.

How we addressed the matter in our audit	We obtained an understanding of the controls over Shell’s process for the recognition of revenue relating to unrealised trading gains and losses, including controls over management’s processes around complex deal valuations. We then evaluated the design of these controls and tested their operating effectiveness. For example, we tested controls around the review of pricing curve and volatility assumptions applied in the valuation models. We involved audit professionals with significant experience auditing large commodity trading organisations. We assessed Shell’s valuation methodology against market practice and analysed whether a consistent framework was applied across the business and assessed the consistency of inputs used in deal valuations and other assumptions. We tested the pricing curve and volatility assumptions in management’s valuation models, including by comparing these to external broker quotes, market consensus providers, and our independent assessments. We involved EY valuation specialists to assist us in performing independent testing of the valuation models of Level 3 contracts, including the valuation of long-dated offtake contracts and those with illiquid tenor or price components. Our valuations were established using independently sourced inputs, where available. We evaluated contract terms and key assumptions against independent market information, including assessing complex deals for the existence of non-standard contractual terms or features. To audit the measurement and valuation of open trading positions, we focused specifically on over the counter (OTC) physical and financial transactions. Amongst other procedures, we obtained external confirmation of a sample of open trading positions with brokers and counterparties and, where deemed necessary, tested the existence of the position by agreement to signed contracts. We performed additional confirmation testing by obtaining confirmations from key counterparties who had open positions in the prior trading year, but no reported trading positions in the current year. We also performed procedures to identify unrecorded liabilities by comparing sales to trade receivables and purchases to trade payables that occurred near the end of the financial year to evaluate whether or not the transactions had been recorded appropriately and in the correct period. We assessed the Level 3 disclosures included in the consolidated financial statements.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2016.
London, United Kingdom
March 9, 2022

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF SHELL PLC
Opinion on Internal Control over Financial Reporting

We have audited Shell plc’s (the Company) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Financial Statements of the Company, and our report dated March 9, 2022, expressed an unqualified opinion thereon.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting as set out on page 188. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young LLP
London, United Kingdom
March 9, 2022

CONSOLIDATED STATEMENT OF INCOME

	$ million
	Notes	2021	2020	2019
Revenue	5	261,504	180,543	344,877
Share of profit of joint ventures and associates	10	4,097	1,783	3,604
Interest and other income	6	7,056	869	3,625
Total revenue and other income		272,657	183,195	352,106
Purchases		174,912	117,093	252,983
Production and manufacturing expenses	5	23,822	24,001	26,438
Selling, distribution and administrative expenses	5	11,328	9,881	10,493
Research and development	5	815	907	962
Exploration	5	1,423	1,747	2,354
Depreciation, depletion and amortisation	5	26,921	52,444	28,701
Interest expense	7	3,607	4,089	4,690
Total expenditure		242,828	210,162	326,621
Income/(loss) before taxation		29,829	(26,967)	25,485
Taxation charge/(credit)	17	9,199	(5,433)	9,053
Income/(loss) for the period	5	20,630	(21,534)	16,432
Income attributable to non-controlling interest	5	529	146	590
Income/(loss) attributable to Shell plc shareholders	5	20,101	(21,680)	15,842
Basic earnings per share ($)	25	2.59	(2.78)	1.97
Diluted earnings per share ($)	25	2.57	(2.78)	1.95

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	$ million
	Notes	2021	2020	2019
Income/(loss) for the period	5	20,630	(21,534)	16,432
Other comprehensive income/(loss) net of tax
Items that may be reclassified to income in later periods:
Currency translation differences	23	(1,413)	1,179	344
Debt instruments remeasurements	23	(28)	23	29
Cash flow hedging gains/(losses)	23	21	(160)	(276)
Net investment hedging gains/(losses)	23	295	(423)	9
Deferred cost of hedging	23	(39)	100	66
Share of other comprehensive loss of joint ventures and associates	10	(109)	(42)	(76)
Total		(1,273)	677	96
Items that are not reclassified to income in later periods:
Retirement benefits remeasurements		7,198	(2,702)	(2,102)
Equity instruments remeasurements		145	64	(30)
Share of other comprehensive income of joint ventures and associates	10	3	119	2
Total		7,346	(2,519)	(2,130)
Other comprehensive income/(loss) for the period		6,073	(1,842)	(2,034)
Comprehensive income/(loss) for the period		26,703	(23,376)	14,398
Comprehensive income attributable to non-controlling interest		468	136	625
Comprehensive income/(loss) attributable to Shell plc shareholders		26,235	(23,512)	13,773

CONSOLIDATED FINANCIAL STATEMENTS continued
CONSOLIDATED BALANCE SHEET

	$ million
	Notes	Dec 31, 2021	Dec 31, 2020
Assets
Non-current assets
Intangible assets	8	24,693	22,710
Property, plant and equipment	9	194,932	209,700
Joint ventures and associates	10	23,415	22,451
Investments in securities	11	3,797	3,222
Deferred tax	17	12,426	16,311
Retirement benefits	18	8,471	2,474
Trade and other receivables	12	7,065	7,641
Derivative financial instruments	20	815	2,805
		275,614	287,314
Current assets
Inventories	13	25,258	19,457
Trade and other receivables	12	53,208	33,625
Derivative financial instruments	20	11,369	5,783
Cash and cash equivalents	14	36,970	31,830
		126,805	90,695
Assets classified as held for sale	30	1,960	1,259
		128,765	91,954
Total assets		404,379	379,268
Liabilities
Non-current liabilities
Debt	15	80,868	91,115
Trade and other payables	16	2,075	2,304
Derivative financial instruments	20	887	420
Deferred tax	17	12,547	10,463
Retirement benefits [A]	18	11,325	15,605
Decommissioning and other provisions	19	25,804	27,116
		133,506	147,023
Current liabilities
Debt	15	8,218	16,899
Trade and other payables [A]	16	63,173	44,572
Derivative financial instruments	20	16,311	5,308
Income taxes payable [A]		3,254	3,111
Decommissioning and other provisions	19	3,338	3,622
		94,294	73,512
Liabilities directly associated with assets classified as held for sale	30	1,253	196
		95,547	73,708
Total liabilities		229,053	220,731

Equity
Share capital	21	641	651
Shares held in trust		(610)	(709)
Other reserves	23	18,909	12,752
Retained earnings		153,026	142,616
Equity attributable to Shell plc shareholders		171,966	155,310
Non-controlling interest		3,360	3,227
Total equity		175,326	158,537
Total liabilities and equity		404,379	379,268
[A] As from January 1, 2021, the current "Retirement benefits" liability has been classified under non-current liabilities (previously separately presented within current liabilities) (see Note 18) and taxes payable not related to income tax are presented within "Trade and other payables" (previously "Taxes payable") (see Note 17). Prior period comparatives have been revised to conform with current year presentation.
Signed on behalf of the Board
/s/ Jessica Uhl
Jessica Uhl
Chief Financial Officer
March 9, 2022

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

							$ million
	Equity attributable to Shell plc shareholders
	Share capital (see Note 21)	Shares held in trust	Other reserves (see Note 23)	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2021	651	(709)	12,752	142,616	155,310	3,227	158,537
Comprehensive income for the period	—	—	6,134	20,101	26,235	468	26,703
Transfer from other comprehensive income	—	—	(45)	45	—	—	—
Dividends (see Note 24)	—	—	—	(6,321)	(6,321)	(348)	(6,669)
Repurchases of shares [A]	(10)	—	10	(3,513)	(3,513)	—	(3,513)
Share-based compensation	—	99	58	93	250	—	250
Other changes in non-controlling interest	—	—	—	5	5	13	18
At December 31, 2021	641	(610)	18,909	153,026	171,966	3,360	175,326
At January 1, 2020	657	(1,063)	14,451	172,431	186,476	3,987	190,463
Comprehensive (loss)/income for the period	—	—	(1,832)	(21,397)	(23,229)	136	(23,093)
Transfer from other comprehensive income	—	—	270	(270)	—	—	—
Dividends (see Note 24)	—	—	—	(7,270)	(7,270)	(311)	(7,581)
Repurchases of shares	(6)	—	6	(1,214)	(1,214)	—	(1,214)
Share-based compensation	—	354	(143)	(230)	(19)	—	(19)
Other changes in non-controlling interest	—	—	—	566	566	(585)	(19)
At December 31, 2020	651	(709)	12,752	142,616	155,310	3,227	158,537
At January 1, 2019	685	(1,260)	16,615	182,610	198,650	3,888	202,538
Comprehensive income/(loss) for the period	—	—	(2,069)	15,842	13,773	625	14,398
Transfer from other comprehensive income	—	—	(74)	74	—	—	—
Dividends (see Note 24)	—	—	—	(15,198)	(15,198)	(537)	(15,735)
Repurchases of shares [A]	(28)	—	28	(10,286)	(10,286)	—	(10,286)
Share-based compensation	—	197	(49)	(613)	(465)	—	(465)
Other changes in non-controlling interest	—	—	—	2	2	11	13
At December 31, 2019	657	(1,063)	14,451	172,431	186,476	3,987	190,463
[A] Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the year. (See Note 21)

CONSOLIDATED FINANCIAL STATEMENTS continued
CONSOLIDATED STATEMENT OF CASH FLOWS

	$ million
	Notes	2021	2020	2019
Income/(loss) before taxation for the period		29,829	(26,967)	25,485
Adjustment for:
Interest expense (net)		3,096	3,316	3,705
Depreciation, depletion and amortisation		26,921	52,444	28,701
Exploration well write-offs	9	639	815	1,218
Net gains on sale and revaluation of non-current assets and businesses		(5,995)	(286)	(2,519)
Share of profit of joint ventures and associates		(4,097)	(1,783)	(3,604)
Dividends received from joint ventures and associates		3,929	2,591	4,139
(Increase)/decrease in inventories		(7,319)	4,477	(2,635)
(Increase)/decrease in current receivables		(20,567)	9,625	(921)
Increase/(decrease) in current payables		17,519	(9,494)	(1,223)
Derivative financial instruments		5,882	977	(1,484)
Retirement benefits		16	568	(365)
Decommissioning and other provisions		(76)	1,104	(686)
Other		803	8	(28)
Tax paid		(5,476)	(3,290)	(7,605)
Cash flow from operating activities		45,104	34,105	42,178
Capital expenditure		(19,000)	(16,585)	(22,971)
Investments in joint ventures and associates		(479)	(1,024)	(743)
Investment in equity securities		(218)	(218)	(205)
Proceeds from sale of property, plant and equipment and businesses		14,233	2,489	4,803
Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans [A]		584	1,240	2,599
Proceeds from sale of equity securities		296	281	469
Interest received		423	532	911
Other investing cash inflows		2,928	3,239	2,921
Other investing cash outflows		(3,528)	(3,232)	(3,563)
Cash flow from investing activities		(4,761)	(13,278)	(15,779)
Net increase/(decrease) in debt with maturity period within three months		14	(63)	(308)
Other debt:
New borrowings		1,791	23,033	11,185
Repayments		(21,534)	(17,385)	(14,292)
Interest paid		(4,014)	(4,105)	(4,649)
Derivative financial instruments		(1,165)	1,157	(48)
Change in non-controlling interest		19	(42)	—
Cash dividends paid to:
Shell plc shareholders [B]		(6,253)	(7,424)	(15,198)
Non-controlling interest		(348)	(311)	(537)
Repurchases of shares		(2,889)	(1,702)	(10,188)
Shares held in trust: net purchases and dividends received		(285)	(382)	(1,174)
Cash flow from financing activities		(34,664)	(7,224)	(35,209)
Effects of exchange rate changes on cash and cash equivalents		(539)	172	124
Increase/(decrease) in cash and cash equivalents		5,140	13,775	(8,686)
Cash and cash equivalents at beginning of year		31,830	18,055	26,741
Cash and cash equivalents at end of year	14	36,970	31,830	18,055
[A] As from 2021, renamed from "Proceeds from sale of joint ventures and associates".
[B] Cash dividends paid represents the payment of net dividends (after deduction of withholding taxes where applicable) and payment of withholding taxes on dividends paid in the previous quarter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 – BASIS OF PREPARATION
The Consolidated Financial Statements of Shell plc (formerly Royal Dutch Shell plc) (the “Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with international accounting standards in conformity with the requirements of the UK Companies Act 2006 (the “Act”), and therefore in accordance with UK-adopted international accounting standards. As applied to Shell, there are no material differences from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB); therefore, the Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.
As described in the accounting policies in Note 2, the Consolidated Financial Statements have been prepared under the historical cost convention except for certain items measured at fair value. Those accounting policies have been applied consistently in all periods.
The Consolidated Financial Statements were approved and authorised for issue by the Board of Directors on March 9, 2022.
Simplification of share structure
On December 10, 2021, the shareholders of the Company supported the resolution to amend Shell’s Articles of Association to enable the simplification of the Company. The simplification entailed the assimilation of the Company's shares into a single line, the alignment of the Company’s tax residence with its country of incorporation in the UK and granting the Board the power to change the Company’s name. On December 20, 2021, the Board decided to proceed with the proposal.
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
The accounting policies applied are consistent with those of the previous financial year except for the adoption as from January 1, 2021, of amendments to IFRS 9 Financial Instruments (IFRS 9), IFRS 7 Financial Instruments: Disclosures (IFRS 7) and IFRS 16 Leases (IFRS 16).
The transition to the accounting pronouncements as listed below has no material impact.
IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases
Inter-Bank Offered Rate (IBOR) Reform - Phase 2
Amendments to IFRS 9, IFRS 7, and IFRS 16 complement those amendments effective from January 1, 2020, (IBOR Reform - Phase 1) and focus on the effects of the IBOR reform on a company’s financial statements that arise when, for example, an IBOR used to calculate interest on a financial asset is replaced with an alternative benchmark rate.
In this phase the IASB amended requirements relating to: changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; hedge accounting; and disclosures. These amendments apply only to changes required by the IBOR reform to financial instruments and hedging relationships.
The derivatives hedging Shell’s fixed-rate debt will be affected by the market-wide replacement of the London Inter-Bank Offered Rate (LIBOR) with alternative risk-free reference rates, most significantly by reform of US dollar LIBOR.
Shell has established a Group-wide IBOR Transition Project, with oversight from the Group Treasurer. The project spans all business lines and has cross-functional senior governance which includes Legal, IT and Finance, including treasury, tax and accounting experts. During 2021, Shell has put in place detailed plans, processes and procedures to support the transition of the affected portfolio including making changes to systems, processes and risk management, as well as related tax and accounting implications. Shell is confident that it has the operational capability to process the transitions to risk-free rates for those interest rate benchmarks such as USD LIBOR that will cease to be available after 30 June 2023.
Nature of the Consolidated Financial Statements
The Consolidated Financial Statements are presented in US dollars (dollars) and comprise the financial statements of the Company and its subsidiaries, being those entities over which the Company has control, either directly or indirectly, through exposure or rights to their variable returns and the ability to affect those returns through its power over the entities. Information about subsidiaries at December 31, 2021, can be found in Exhibit 8.1: Significant Subsidiaries and Other Related Undertakings.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
2 – SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES continued
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
Revenue resulting from hydrocarbon production from properties in which Shell has an interest with partners in joint arrangements is recognised on the basis of Shell’s volumes lifted and sold. Revenue resulting from the production of oil and natural gas under production-sharing contracts (PSCs) is recognised for those amounts relating to Shell’s cost recoveries and Shell’s share of the remaining production. Gains and losses on derivative contracts and the revenue and costs associated with other contracts that are classified as held primarily for the purpose of being traded are reported on a net basis in the Consolidated Statement of Income. Purchases and sales of hydrocarbons under exchange contracts that are necessary to obtain or reposition feedstocks for oil products manufacturing facility operations are presented net in the Consolidated Statement of Income.
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
Property, plant and equipment comprise assets owned by Shell, assets held by Shell under lease contracts, and assets operated by Shell as contractor in PSCs. They include rights and concessions in respect of properties with proved reserves ("proved properties") and with no proved reserves ("unproved properties"). Property, plant and equipment, including expenditure on major inspections, and intangible assets are initially recognised in the Consolidated Balance Sheet at cost where it is probable that they will generate future economic benefits. This includes capitalisation of decommissioning and restoration costs associated with provisions for asset retirement (see "provisions"), certain development costs (see "research and development") and the effects of associated cash flow hedges (see "financial instruments") as applicable. Interest is capitalised as an increase in property, plant and equipment, on major capital projects during construction. The accounting for exploration costs is described separately (see "exploration costs"). Intangible assets include goodwill, liquefied natural gas (LNG) off-take and sales contracts obtained through acquisition, environmental certificates, software costs and trademarks.
Property, plant and equipment and intangible assets are subsequently carried at cost less accumulated depreciation, depletion and amortisation (including any impairment). Gains and losses on sale are determined by comparing the proceeds with the carrying amounts of assets sold and are recognised in income, within interest and other income.
An asset is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, which is when the sale is highly probable, and it is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. Assets classified as held for sale are measured at the lower of the carrying amount upon classification and the fair value less costs to sell. Assets classified as held for sale and the associated liabilities are presented separately from other assets and liabilities in the Consolidated Balance Sheet. Once assets are classified as held for sale, property, plant and equipment and intangible assets are no longer subject to depreciation or amortisation.

Depreciation, depletion and amortisation
Property, plant and equipment related to hydrocarbon production activities are in principle depreciated on a unit-of-production basis over the proved developed reserves of the field concerned, other than assets whose useful lives differ from the lifetime of the field which are depreciated applying the straight-line method. However, for certain Integrated Gas and Upstream assets, the use for this purpose of proved developed reserves, which are determined using the SEC-mandated yearly average oil and gas prices, would result in depreciation charges for these assets which do not reflect the pattern in which their future economic benefits are expected to be consumed as, for example, it may result in assets with long-term expected lives having accelerated or being fully depreciated within one year. Therefore, in these instances, other approaches are applied to determine the reserves base for the purpose of calculating depreciation, such as using management’s expectations of future oil and gas prices rather than yearly average prices, or total proved reserves to provide a phasing of periodic depreciation charges that more appropriately reflects the expected utilisation of the assets concerned. (See Note 9)
Rights and concessions in respect of proved properties are depleted on the unit-of-production basis over the total proved reserves of the relevant area. Where individually insignificant, unproved properties may be grouped and depreciated based on factors such as the average concession term and past experience of recognising proved reserves.
Property, plant and equipment held under lease contracts and capitalised LNG off-take and sales contracts are depreciated or amortised over the term of the respective contract. Other property, plant and equipment and intangible assets are depreciated or amortised on a straight-line basis over their estimated useful lives, except for goodwill, which is not amortised. They include oil products manufacturing facilities and chemical plants (for which the useful life is generally 20 years), retail service stations (15 years), and major inspection costs, which are depreciated over the estimated period before the next planned major inspection (three to five years).
On classification of an asset as held for sale, depreciation ceases.
Estimates of the useful lives and residual values of property, plant and equipment and intangible assets are reviewed annually and adjusted if appropriate.
Impairment
The carrying amount of goodwill is tested for impairment annually; in addition, assets other than unproved properties (see "exploration costs") are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If any such indication of impairment exists, the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs of disposal (see "fair value measurements") and value in use.
Value in use is determined as the amount of estimated risk-adjusted discounted future cash flows. For this purpose, assets are grouped into cash-generating units based on separately identifiable and largely independent cash inflows. Estimates of future cash flows used in the evaluation of impairment of assets are made using management’s forecasts of commodity prices, market supply and demand, potential costs associated with operational greenhouse gas (GHG) emissions, mainly related to CO₂, and forecast product and refining margins. In addition, management takes into consideration the expected useful lives of the manufacturing facilities, exploration and production assets, and expected production volumes. The latter takes into account assessments of field and reservoir performance and includes expectations about both proved reserves and volumes that are expected to constitute proved reserves in the future (unproved volumes), which are risk-weighted utilising geological, production, recovery and economic projections. Cash flow projections are based on management’s most recent operating plan that represents management's best estimate and are risked as appropriate. The discount rate is based on a nominal post-tax weighted average cost of capital (WACC). Prior to 2021, cash flow estimates were discounted at a rate based on Shell's marginal cost of debt. The change in discount rate to a nominal post-tax WACC has been reflected in a commensurate manner in the risk adjustments to cash flow projections. Using a post-tax discount rate to calculate value in use does not result in a materially different outcome than using a pre-tax discount rate. (See Note 9)
Impairments, except those related to goodwill, are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.
Impairment losses and reversals are reported within depreciation, depletion and amortisation.
Upon classification of an asset as held for sale, the carrying amount is impaired if this exceeds the fair value less costs to sell.

Judgements and estimates
Proved oil and gas reserves
Unit-of-production depreciation, depletion and amortisation charges are principally measured based on management’s estimates of proved developed oil and gas reserves. Also, exploration drilling costs are capitalised pending the results of further exploration or appraisal activity, which may take several years to complete, and before any related proved reserves can be booked.
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
Information about the carrying amounts of exploration and production assets and the amounts charged to income, including depreciation, depletion and amortisation and the quantitative impact of the use of an alternative reserves base, is presented in Note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
2 – SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES continued

Judgements and estimates continued
Impairment
For the purposes of determining whether impairment of assets has occurred, and the extent of any impairment loss or its reversal, the key assumptions management uses in estimating risk-adjusted future cash flows for value in use measures are future oil and gas prices and refining margins. In addition, management uses other assumptions such as potential costs associated with operational GHG emissions and expected production volumes appropriate to the local circumstances and environment. These assumptions and the judgements of management that are based on them are subject to change as new information becomes available. Changes in assumptions could affect the carrying amounts of assets, and any impairment losses and reversals will affect income. Changes in economic conditions can affect the rate used to discount future cash flow estimates or the risk-adjustment in the future cash flows. Judgement is applied to conclude whether changes in assumptions or economic conditions are an indicator that an asset may be impaired or that an impairment loss recognised in prior periods may no longer exist, or may have decreased.
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
Estimation is involved with respect to the expected life of oil products manufacturing facilities and chemicals plants, and also including management’s view on the future development of refining margins.
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
In assessing the value in use, the estimated risk-adjusted future post-tax cash flows are discounted to their present value using a post-tax discount rate that reflects Shell’s post-tax WACC. The discount rate applied does not reflect asset-specific risks for which future cash flow estimates have been adjusted.
Significant estimates
Future commodity price assumptions used in the impairment testing in Integrated Gas and Upstream (see Note 9) are regularly assessed by management, noting that management does not necessarily consider short-term increases or decreases in prices as being indicative of long-term levels.
Until 2019, management’s estimate of longer-term refining margins used in the impairment testing in Oil Products was based on the reversion to mean methodology, unless a fundamental shift in markets had been identified, over the life of the oil products manufacturing facilities. Under this approach, it was assumed that refining margins would revert to historical averages over time. As from 2020, a different price methodology applies, based on Shell management’s understanding and interpretation of demand and supply fundamentals in the near term and taking into account various other factors such as industry rationalisation and energy transition in the long term.
Future commodity prices and refining margins used in impairment testing provide a source of estimation uncertainty as referred to in paragraph 125 of IAS 1 Presentation of Financial Statements (IAS 1.125).
Information about the carrying amounts of assets and impairments and their sensitivity to changes in significant estimates is presented in Notes 8 and 9.

Leases
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

Where Shell, usually in its capacity as operator, has entered into a lease contract on behalf of a joint arrangement, a lease liability is recognised to the extent that Shell has primary responsibility for the lease liability. A finance sublease is subsequently recognised if the related right-of-use asset is subleased to the joint arrangement. This is usually the case when the joint arrangement has the right to direct the use and obtains substantially all of the economic benefits from using the asset.
Impairment of the right-of-use asset
Right-of-use assets are subject to existing impairment requirements as set out in "property, plant and equipment" (see Note 9).

Judgements and estimates
A lease term includes optional lease periods where it is reasonably certain Shell will exercise the option to extend or not exercise the option to terminate the lease. Determination of the lease term is subject to judgement and has an impact on the measurement of the lease liability and related right-of-use asset. When assessing the lease term at the commencement date, Shell takes into consideration the broader economics of the contract. Reassessment of the lease term is performed upon changes in circumstances that may affect the probability that an option to extend or to terminate the lease will be exercised.
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

Joint arrangements and associates
Arrangements under which Shell has contractually agreed to share control (see "Nature of the Consolidated Financial Statements" for the definition of control) with another party or parties are joint ventures where the parties have rights to the net assets of the arrangement, or joint operations where the parties have rights to the assets and obligations for the liabilities relating to the arrangement. Investments in entities over which Shell has the right to exercise significant influence but neither control nor joint control are classified as associates. Information about incorporated joint arrangements and associates at December 31, 2021, can be found in Exhibit 8.1: Significant Subsidiaries and Other Related Undertakings.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
2 – SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES continued

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
Information about the amounts reported in respect of defined benefit pension plans, assumptions applicable to the principal plans and their sensitivity to changes in significant estimates is presented in Note 18.

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
Shell reviews its oil products manufacturing facilities and chemical plants on a regular basis to determine whether any changes in assumptions, including expected life, trigger the need to recognise a provision for decommissioning and restoration.

Redundancy provisions are recognised when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline, and the employees affected have been notified of the plan's main features.
An onerous contract provision is recognised when the unavoidable cost of meeting the obligations under the contract exceeds the economic benefits expected to be received under it. The unavoidable cost under a contract is the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfil it. The cost of fulfilling a contract comprises the costs that relate directly to the contract. Before an onerous provision is recognised Shell first recognises any impairment loss that has occurred on assets dedicated to that contract.
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
Information about decommissioning and restoration provisions and their sensitivity to changes in estimates is presented in Note 19.

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
All equity instruments and other debt instruments are recognised at fair value. For equity instruments, on initial recognition, an irrevocable election (on an instrument-by-instrument basis) can be made to designate these as at fair value through other comprehensive income instead of fair value through profit or loss. Dividends received on equity instruments are recognised as other income in profit or loss when the right of payment has been established, except when Shell benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case such gains are recorded in other comprehensive income.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
2 – SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES continued
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
Unless designated as hedging instruments, contracts to sell or purchase non-financial items that can be settled net as if the contracts were financial instruments and that do not meet expected own-use requirements (typically, forward sale and purchase contracts for commodities in trading operations), and contracts that are or contain written options, are recognised at fair value; associated gains and losses are recognised in income.
Derivatives that are held primarily for the purpose of trading are presented as current in the Consolidated Balance Sheet.

Judgements
Judgement is required to determine whether contracts to buy or sell LNG are capable of being settled on a net basis. Due to the limited liquidity in the LNG market and the lack of net settlement history, contracts to buy or sell LNG are not considered capable of being settled on a net basis. As a result, these contracts are accounted for on an accrual basis and not as a financial instrument.

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

Acquisitions and sales of interests in a business
Assets acquired and liabilities assumed when control is obtained over a business, and when an interest or an additional interest is acquired in a joint operation which is a business, are recognised at their fair value at the date of the acquisition; the amount of the purchase consideration above this value is recognised as goodwill. When control is obtained, any non-controlling interest is recognised as the proportionate share of the identifiable net assets. The acquisition of a non-controlling interest in a subsidiary and the sale of an interest while retaining control are accounted for as transactions within equity. The difference between the purchase consideration or sale proceeds after tax and the relevant proportion of the non-controlling interest, measured by reference to the carrying amount of the interest’s net assets at the date of acquisition or sale, is recognised in retained earnings as a movement in equity attributable to Shell plc shareholders.
Emission schemes and related environmental programmes
Emission certificates, biofuel certificates and renewable power certificates (together "environmental certificates") held for trading purposes are recognised at cost or net realisable value, whichever is lower, and classified under inventory.
Emission trading schemes
Emission certificates acquired for compliance purposes are initially recognised at cost and classified under intangible assets. In the schemes where a cap is set for emissions, the associated emission certificates granted are recognised at cost, which may be zero. An emission liability is recognised under other liabilities when actual emissions occur that give rise to an obligation. To the extent the liability is covered by emission certificates held for compliance purposes, the liability is measured with reference to the value of these emission certificates held and for the remaining uncovered portion at market value. The associated expense is presented under "production and manufacturing expenses". Both the emission certificates and the emission liability are derecognised upon settling the liability with the respective regulator.
Biofuel programmes
Biofuel certificates acquired that are held for compliance purposes are initially recognised at cost under intangible assets. Self-generated biofuel certificates are recognised at nil value, as they primarily offset the obligation. A biofuel liability is recognised under other liabilities when the obligation arises under local regulations. To the extent covered by biofuel certificates held for compliance purposes, the liability is measured with reference to the value of these certificates held and for the remaining uncovered portion at market value. Biofuel certificates and the biofuel liability are both derecognised upon settling the liability with the respective regulator.
Renewable power programmes
Renewable power certificates acquired for compliance purposes are initially recognised at cost as an intangible asset. Self-generated renewable power certificates are generally transferred to the customer upon sales of electricity. A renewable power liability is recognised under other liabilities when electricity sales take place that give rise to an obligation to retire renewable power certificates. The associated cost is recognised in "Purchases" in the income statement. If the obligation relates to power consumed in business operations, it is presented in other liabilities with cost reflected in "Production and manufacturing expenses". To the extent covered by renewable power certificates held for compliance purposes, the liability is measured with reference to the value of these renewable power certificates and for the remaining uncovered portion at market value. Renewable power certificates and the renewable power liability are derecognised upon settling the liability with the respective regulator.
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
3 – CHANGES TO IFRS NOT YET ADOPTED
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16 Property, plant and equipment (IAS 16))
From January 1, 2022, any proceeds and related costs from selling items produced while bringing property, plant and equipment classified as assets under construction to the location and condition necessary for it to be capable of operating in the manner intended by management are recognised in the Consolidated Statement of Income in accordance with applicable accounting policies.
These amendments are applied retrospectively, but only to items of property, plant and equipment on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments.
Based on the assessment performed, this accounting policy change has no material impact.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income taxes (IAS 12))
In May 2021, amendments to IAS 12 were published to require companies to recognise deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments will typically apply to transactions where assets and liabilities are recognised from a single transaction, such as leases for the lessee and decommissioning and restoration obligations.
The amendments are effective for annual reporting periods beginning on or after January 1, 2023, and should be applied on a modified retrospective basis.
Shell is in the process of evaluating the impact of these amendments. They are not expected to have a significant effect on future financial reporting.
Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets (IAS 37))
The amendments to IAS 37 add additional clarity on which costs an entity includes when assessing whether a contract is onerous. The amendments specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract. Those costs include both incremental costs and an allocation of other costs as long as these relate directly to fulfilling a contract.

The amendments are effective from January 1, 2022, and apply to all contracts within the scope of IAS 37. These amendments have no material impact.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
3 – CHANGES TO IFRS NOT YET ADOPTED continued
IFRS 17 Insurance contracts (IFRS 17)
IFRS 17 was issued in 2017, with amendments published in 2020 and 2021, and is required to be adopted for annual reporting periods beginning on or after January 1, 2023. The IFRS 17 model combines a current balance sheet measurement of insurance contracts with recognition of profit over the period that services are provided. The general model in the standard requires insurance contract liabilities to be measured using probability-weighted current estimates of future cash flows, an adjustment for risk, and a contractual service margin representing the profit expected from fulfilling the contracts. Effects of changes in the estimates of future cash flows and the risk adjustment relating to future services are recognised over the period services are provided rather than immediately in profit or loss. Shell is in the process of evaluating the initial impact of this standard.

4 – CLIMATE CHANGE AND ENERGY TRANSITION
In 2021, Shell launched its Powering Progress strategy to accelerate the transition of its business to net-zero emissions, including targets to reduce the carbon intensity of energy products sold (Scope 1, 2 and 3 emissions) by 6-8% by 2023, 20% by 2030, 45% by 2035, and 100% by 2050, in step with society. In October 2021, Shell announced a new target to halve the absolute emissions from its operations and the energy it buys to run them by 2030, compared with 2016 levels on a net basis. This additional target will help Shell to step up the pace of change to become a net-zero emissions energy business.
This note describes how Shell has considered climate-related impacts in some key areas of the financial statements and how this translates into the valuation of assets and measurement of liabilities as Shell makes progress in the energy transition.
Note 2 Significant accounting policies, judgements and estimates describes uncertainties, including those that have the potential to have a material effect on the Consolidated Balance Sheet in the next 12 months. This note describes the key areas of climate impacts that potentially have short- and longer-term effects on amounts recognised in the Consolidated Balance Sheet at December 31, 2021. Where relevant, this note contains references to other notes to the Consolidated Financial Statements and aims to provide an overarching summary.
Financial planning and assumptions
This section provides an overview of how key assumptions that underpin these financial statements interact with scenarios. Subsequently, the sensitivity of carrying amounts to commodity prices, if different assumptions were applied, is described.
There is no one single scenario that underpins the financial statements. Shell’s scenarios are designed to challenge management’s perspectives on the future business environment and stretch management to consider even events that may be only remotely possible. As a result, scenarios are not intended to be predictions of likely future events or outcomes and are not the basis for Shell's financial statements and operating plans.
Shell scenarios (see "About this Report" on page 10) and the range of possible outcomes inform the development of Shell's strategy and Shell’s view on future oil and gas price outlooks. These oil and gas price outlooks are one of the key assumptions that underpin Shell’s financial statements. Shell’s scenarios inform high-, mid- and low-price outlooks. The mid-price outlook represents management’s reasonable best estimate and is the basis for Shell's financial statements, operating plans and impairment testing.
Shell’s targets to reduce absolute Scope 1 and 2 emissions by 50% by 2030, compared with 2016 levels on a net basis, and 20% reduction of net carbon intensity of Scope 3 emissions by 2030, have been included in Shell's operating plan. The operating plan also includes expected cost for evolving carbon regulations based on a forecast of Shell’s equity share of emissions from operated and non-operated assets also taking into account the estimated impact of free allowances. Carbon cost estimates are forecasted on a country-by-country basis and range from around $25 to around $200 per tonne of GHG emissions in 2030.
The financial statements are based on reasonable and supportable assumptions that represent management’s current best estimate of the range of economic conditions that may exist in the foreseeable future. Shell will continue to update its operating plan, pricing outlooks and assumptions that it uses, to take account of changes in the economic environment and the pace of the energy transition.
Property, plant and equipment and joint ventures and associates
Price sensitivities using climate pricelines
As noted, in accordance with IFRS, Shell’s financial statements are based on reasonable and supportable assumptions that represent management’s current best estimate of the range of economic conditions that may exist in the foreseeable future. The mid-price outlook informed by Shell’s scenario planning represents management’s best estimate. Impairment sensitivities of -10% or +10% to the mid-price outlook, as an average percentage over the full period are provided in Note 9 Property, plant and equipment. They would result in around $12-15 billion impairment or of some $6-9 billion impairment reversal respectively in Integrated Gas and Upstream.
The energy transition is expected to bring volatility and there is large uncertainty as to how commodity prices will develop over the next decades. Some price lines see a structural lower price during the transition period, while other price lines see structural higher commodity prices as a result of changes in both supply and demand. As the risk of stranded assets is prevalent with downside price risk in energy transition scenarios, sensitivities have only been undertaken for such downside scenarios. If different price outlooks from external and often normative climate change scenarios were used, this would impact the recoverability of certain assets recognised in the Consolidated Balance Sheet as at December 31, 2021. These external scenarios are not representative of management's mid-price reasonable best estimate.
Sensitivity of carrying amounts to prices described below is under the assumption that all other factors in the models used to calculate impairments remain unchanged. Changes to prices are applied because of the significant impact on Shell’s business. It should be noted that a significant decrease in long-term forecasted prices would probably lead to further changes, such as in portfolio choices and cost levels.
Priceline 1 - Average prices from four 1.5-2 degrees Celsius external climate change scenarios: in view of the broad range of price outlooks across the various scenarios, the average of four external price outlooks was taken:
▪IHS Markit / ACCS 2021 – under this scenario oil prices (real terms 2021 (RT21)) gradually decrease towards $20 per barrel (/b) in 2039, recovering to $46/b in 2046 and decreasing again towards $40/b in 2050. Gas prices (RT21) gradually increase towards 2050 to some $3 per million British thermal units (/MMBtu) for Henry Hub and $6/MMBtu for Asia and Europe.

▪Woodmac WM AET-2 degree – under this scenario oil prices (RT21) gradually decrease towards $10/b in 2050. Gas prices (RT 21) gradually increase towards 2050 to some $4/MMBtu for Henry Hub. For Asia and Europe, gas prices (RT21) increase to some $8/MMBtu around 2040, gradually decreasing towards 2050 to $6/MMBtu for Asia and $5/MMBtu for Europe.
▪IEA NZE50 – under this scenario oil prices (RT21) gradually decrease towards $25/b in 2050. Gas prices (RT21) are around $2/MMBtu for Henry Hub. For Asia and Europe gas prices (RT21) decrease to some $4/MMBtu around 2040, with further slight decreases towards 2050.
▪IEA SDS – under this scenario oil prices (RT21) gradually increase towards $56/b in 2030, and gradually decrease to $50/b in 2050. Gas prices (RT21) are around $2/MMBtu for Henry Hub. For Asia gas prices (RT21) decrease to around $5/MMBtu in 2050. For Europe gas prices (RT21) are slightly above $4/MMBtu for the whole period.
This priceline provides an external view of the development of commodity prices under under 1.5-2 degrees Celsius external climate change scenarios over the whole period under review.
Applying this priceline to Integrated Gas assets of $65 billion and Upstream assets of $89 billion as at December 31, 2021, shows recoverable amounts that are $13-16 billion and $14-17 billion lower, respectively, than the carrying amounts as at December 31, 2021.
Priceline 2 - Hybrid Shell Plan and IEA NZE50: this priceline applies Shell’s mid-price outlook for the next 10 years (see Note 9). Because of the greater uncertainty, the International Energy Agency (IEA) normative Net Zero Emissions scenario for the period after 10 years is applied. This weights less price-risk uncertainty to the first 10 years reflected in the operating plan period and applies more risk to the more uncertain subsequent periods.
Applying this priceline to Integrated Gas assets of $65 billion and Upstream assets of $89 billion as at December 31, 2021, shows recoverable amounts that are $10-12 billion and $5-6 billion lower, respectively, than the carrying amounts as at December 31, 2021.
[A] The Network for Greening the Financial System (NGFS) is a group of 65 central banks and supervisors and 83 observers committed to sharing best practices, contributing to the development of climate– and environment–related risk management in the financial sector and mobilising mainstream finance to support the transition toward a sustainable economy. This scenario results from the NGFS GCAM model. This model embodies certain assumptions on the relationships between economic and energy output and climate interactions. This NGFS scenario shows a decline in world oil demand relative to the current policies baseline, in part a response to substitution away from fossil fuels. At the same time prices increase due to supply constraints.
[B] All figures are presented on real-term 2021 basis unless noted differently.

					RT21 $/b
	2022	2025	2030	2035	2040
Shell mid-price	59	58	60	60	60
Average prices from four 1.5-2 degrees Celsius external climate change scenarios	45	43	46	41	38
IEA NZE50	38	37	36	33	29
NGFS GCAM NZE 2050	89	92	94	99	102
IEA APS	48	56	69	68	68
The graph above shows the oil pricelines on a real-terms basis applied for the period until 2040 for Shell’s mid-price outlook in comparison with the IEA Net Zero Emissions by 2050 scenario (IEA NZE50), the IEA announced pledges (IEA APS) scenario, the NGFS GCAM NZE 2050 scenario and the average prices from four 1.5-2 degrees Celsius external climate change scenarios (Priceline 1, above). The development of future oil prices is uncertain and oil prices have been subject to significant volatility in the past. Future oil prices may be impacted by future changes in macroeconomic factors, available supply, demand, geopolitical and other factors. The pricelines as per the scenarios NGFS GCAM NZE 2050, IEA NZE50 and the average prices from four 1.5-2 degrees Celsius external climate change scenarios differ from Shell’s best estimate and view of the future oil price.
Sensitivity +10% to the mid-price outlook

			$ billion
	Carrying amount	Sensitivity
Integrated Gas	65	3	5
Upstream	89	3	4
Total	154	6	9
Average prices from four 1.5-2 degrees Celsius external climate change scenarios

			$ billion
	Carrying amount	Sensitivity
Integrated Gas	65	(13)	(16)

Upstream	89	(14)	(17)
Total	154	(27)	(33)

Sensitivity - 10% to the mid-price outlook

			$ billion
	Carrying amount	Sensitivity
Integrated Gas	65	(8)	(10)
Upstream	89	(4)	(5)
Total	154	(12)	(15)
Sensitivity Hybrid Shell Plan + IEA NZE50

			$ billion
	Carrying amount	Sensitivity
Integrated Gas	65	(10)	(12)
Upstream	89	(5)	(6)
Total	154	(15)	(18)

Carrying value of Oil Products and Chemicals assets
Refineries in the Oil Products segment (carrying amount as at December 31, 2021, $6 billion of which $5 billion related to refineries in the five energy and chemicals parks, excluding refineries classified as held for sale) may be impacted under a below-two-degrees-Celsius external climate scenario. In line with Shell’s strategy, Shell’s refining footprint is being transformed into five energy and chemicals parks that will provide feedstocks for the chemicals and lubricants business, as well as other low-carbon energy products, including biofuels and hydrogen. This transformation will involve investments in assets that are expected to be resilient in the energy transition, and hence may have stable or increasing carrying amounts.
Assets in the Chemicals segment and Marketing assets in the Oil Products segment are also resilient to the energy transition with products in chemicals, lubricants, biofuels, bitumen, electric vehicle charging and convenience retail having no or low Scope 3 emissions. The demand for these products is also expected to be increasing in many markets and as a result are not expected to be impacted by lower commodity price scenarios.

Portfolio changes
Since 2016, the carrying amount of production assets in Integrated Gas and Upstream decreased from $169 billion as at December 31, 2016, to $118 billion as at December 31, 2021. Over this period, depreciation was higher than additions for each year, and disposals of property, plant and equipment with a carrying amount of some $25 billion occurred. Since 2016, the carrying amount of joint ventures and associates decreased from $33 billion as at December 31, 2016, to $23 billion as at December 31, 2021. The carrying amount of capitalised exploration and evaluation expenses decreased from $19 billion as at December 31, 2016, to $7 billion at December 31, 2021. This is the result of final investment decisions and reclassifications to production assets and amounts charged to expenses exceeding additions (specifically significantly lower additions since 2020).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
4 – CLIMATE CHANGE AND ENERGY TRANSITION continued

Carrying amount of exploration and evaluation assets

						$ billion
	2016	2017	2018	2019	2020	2021
At December 31	19	19	18	15	9	7
Carrying amount of production assets

						$ billion
	2016	2017	2018	2019	2020	2021
At December 31	169	154	149	141	125	112
Impact of IFRS 16				9	7	6
Total at December 31	169	154	149	150	132	118
Carrying amount of refineries

						$ billion
	2016	2017	2018	2019	2020	2021
At December 31	10	14	14	13	7	6
Assets classified as held for sale						1
Total at December 31	10	14	14	13	7	7

Since 2016, Shell’s Oil Products portfolio has evolved, shifting from 15 refineries at the end of 2016 towards five energy and chemicals parks. During that period Shell assumed the sole ownership of two refineries through the dissolution of the Motiva joint venture, and disposed of, converted or closed nine refineries (two of which are held for sale as at December 31, 2021). The carrying amount of refineries decreased from $10 billion as at December 31, 2016, to $6 billion as at December 31, 2021, (excluding refineries classified as held for sale). It is anticipated that Shell will continue to invest in the transformation of its refining portfolio into five energy and chemicals parks which produce chemicals and low- or no-carbon products.
Long term, it is expected that the current Shell portfolio will change and evolve with the energy transition. Decision-making on the future portfolio is guided by the pace of society’s progress and the aim of being in step with society as it moves towards the goals of the Paris Agreement. Getting the energy system on a path to net-zero emissions will require unprecedented, coordinated action between energy providers, consumers and, crucially, governments. Shell has set out its strategy of how it will achieve its target to be a net-zero emissions energy business by 2050, in step with society.
Impact on remaining life of assets
The energy transition and the pace at which it progresses may impact the remaining life of assets. Integrated Gas and Upstream assets are generally depreciated using a unit-of-production methodology where depreciation depends on production of Securities and Exchange Commission (SEC) proved reserves (see Note 2). Based on production plans of existing assets, some 29%, 3% and 0% of SEC proved reserves as at December 31, 2021, would currently be left by 2030, 2040 and 2050, respectively. An analysis of Integrated Gas and Upstream production assets of $118 billion as at December 31, 2021, based on planned reserves depletion shows that these assets would be significantly further depreciated under the unit-of-production method by 2030 and fully depreciated by 2050, providing a further perspective on the risk of stranded assets carried in the Consolidated Balance Sheet as at December 31, 2021. For refineries in Oil Products, depreciation of assets is on a straight-line basis over the life of the assets over a period of 20 years (see Note 2). Over the course of the energy transition, the current carrying amount of refineries will be fully depreciated, offset by anticipated investments in assets that are expected to be resilient in the energy transition as described above.
Deferred tax assets
In general, it is expected that sufficient deferred tax liabilities and forecasted taxable profits within the planning period of 10 years are available for recovery of the deferred tax assets recognised at December 31, 2021. Integrated Gas and Upstream deferred tax assets recognised are expected to be recovered within the period of production of each asset. For deferred tax assets of $711 million as at December 31, 2021, mainly related to Brazil, Malaysia and Australia, this period extends beyond 10 years. Deferred tax assets in Oil Products to be recovered in more than 10 years are limited to $854 million as at December 31, 2021, and mainly relate to retail operations in Germany and France. In the light of the potential impact of the accelerated energy transition in Oil Products, cash flows in Oil Products beyond 10 years (for a maximum of an additional 10 years) were further risked to determine recoverability of deferred tax assets beyond 10 years (see Note 17).
Decommissioning and other provisions
The energy transition may result in decommissioning and restoration occurring earlier than expected. The risk on the timing of decommissioning and restoration activities for Integrated Gas and Upstream fields is limited, supported by production plans in the foreseeable future (see "Impact on remaining life of assets" above). Acceleration of decommissioning and restoration activities has also been reflected in the assessment of the appropriate discount rate. In 2021, the discount rate has been revised from a 30-year to a 20-year term in line with the average remaining life of Integrated Gas and Upstream assets.
Also, the discount rate applied for calculating provisions (see Note 19) is equal to the inflation rate applied in estimation of provisions. As a result, a potential acceleration of decommissioning and restoration activities would have no time value of money impact for the decommissioning and restoration provision.
In Oil Products, it was industry practice not to recognise decommissioning and restoration provisions associated with manufacturing facilities in Oil Products and Chemicals. This was on the basis that these assets were considered to have indefinite lives, so it was considered remote that an outflow of economic benefits would be required. In 2020, Shell considered the changed macroeconomic fundamentals, together with Shell’s plans to rationalise the Group’s manufacturing portfolio. Shell also reconsidered whether it remained appropriate not to recognise decommissioning and restoration provisions for manufacturing facilities. In 2020, provisions of $899 million were recognised for certain shorter-lived manufacturing facilities (see Notes 19 and 26). The remaining five energy and chemicals parks are considered longer-lived facilities that are expected to be resilient in the energy transition, and decommissioning would generally be more than 50 years away.
Onerous contracts
Closure or early termination of activities may lead to supply contracts becoming onerous. Onerous contract provisions (see Note 19) have been recognised as at December 31, 2021, to reflect changes in expected future utilisation of certain assets. These include contracts in relation to unused terminals and refineries.
Dividend resilience
External stakeholders have requested disclosures on how climate change affects dividend-paying capacity. If a further impairment had been recognised in 2021 using any of the climate change scenarios described above, this would not have impacted the ability to pay dividends in this financial year because of the strong cash flow generation and financial reserves.
A forward-looking statement regarding future dividend-paying capacity cannot be provided because of unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.
Physical risks
Mitigation of physical risks, whether or not related to climate change, are considered and embedded in the design and construction of assets and the associated costs are included in the initial recognition of assets in the Consolidated Balance Sheet. Over the past few years Shell has conducted studies aimed at expanding the understanding of physical risks. Shell continues to develop its understanding of all relevant aspects of climate resilience. Analyses have been performed addressing a range of typical climate change features for a select group of assets and it was concluded that currently any adaptation costs for those selected assets is not expected to be significant. Shell recognises the need to deepen and widen these analyses for a more comprehensive climate resilience assessment. Shell continues to monitor this and plans to conduct further analysis on other assets as well as assess long-term physical impacts.
Acute risks, such as flooding and droughts, wildfires and more severe tropical storms, could potentially impact Shell’s operations and supply chains. The frequency of these hazards and impacts is expected to increase in certain high-risk locations. The physical risks are assessed at an asset level. Metocean (meteorology and oceanography) engineering experts assess and monitor the physical risks and logistic activities for certain of Shell’s assets. These studies aim to ensure Shell’s operations are safe and that Shell’s facilities can be accessed safely under extreme conditions.
Extreme weather events could have a negative impact on earnings. Recent examples in 2021 include the Texas winter storm and Hurricane Ida. These had an impact on Shell’s operations and an adverse impact on 2021 earnings of around $200 million and $400 million respectively.

5 – SEGMENT INFORMATION
General information
Shell is an international energy company engaged in the principal aspects of the oil and gas industry and reports its business through segments: Integrated Gas, Upstream, Oil Products, Chemicals and Corporate, reflecting the way Shell reviews and assesses its performance.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
5 – SEGMENT INFORMATION continued
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
This note is presented on the basis of segments effective until December 31, 2021, and therefore does not reflect the revised segments effective from January 1, 2022.
Basis of segmental reporting
Sales between segments are based on prices generally equivalent to commercially available prices. Third-party revenue and non-current assets information by geographical area are based on the country of operation of the Group subsidiaries that report this information. Separate disclosure is provided for the UK as this is the Company’s country of domicile.
Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. CCS earnings attributable to Shell plc shareholders is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.
Finance expense and income related to core financing activities, as well as related taxes, are included in the Corporate segment earnings rather than in the earnings of the business segments.

Information by segment on a current cost of supplies basis is as follows:
2021

						$ million
	Integrated Gas	Upstream	Oil Products	Chemicals	Corporate	Total
Revenue:
Third-party	52,407	9,162	182,899	16,993	43	261,504	[A]
Inter-segment	7,883	36,325	11,835	6,362	—	62,405
Share of profit of joint ventures and associates (CCS basis)	1,906	632	765	609	1	3,913	[B]
Interest and other income, of which:	1,787	4,602	328	(14)	353	7,056
Interest income	4	37	39	—	431	511
Net gains on sale and revaluation of non-current assets and businesses	1,595	4,140	277	(17)	—	5,995
Other	188	425	12	3	(78)	550
Third-party and inter-segment purchases (CCS basis)	41,888	9,152	172,314	17,740	(5)	241,089
Production and manufacturing expenses	6,042	10,068	5,665	2,079	(32)	23,822
Selling, distribution and administrative expenses	926	197	8,499	1,150	556	11,328
Research and development expenses	158	339	212	106	—	815
Exploration expenses	127	1,296	—	—	—	1,423
Depreciation, depletion and amortisation charge, of which:	6,188	13,539	5,657	1,520	17	26,921
Impairment losses	768	920	1,995	382	—	4,065	[C]
Impairment reversals	—	(213)	(1)	—	—	(214)	[D]
Interest expense	68	336	65	6	3,132	3,607
Taxation charge/(credit) (CCS basis)	2,246	6,100	751	(41)	(665)	8,391
CCS earnings	6,340	9,694	2,664	1,390	(2,606)	17,482
[A] Includes $126 million of revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. This amount includes both the reversal of prior losses of $4,824 million related to sales contracts and prior gains of $4,892 million related to purchase contracts that were previously recognised and where physical settlement has taken place during 2021.
[B] With effect from 2021, finance expense and income reported under Shell's share of earnings of joint ventures and associates are included in the earnings of the business segments. Prior period comparatives have not been revised on grounds of materiality.
[C] Impairment losses comprise Property, plant and equipment ($3,894 million) and Intangible assets ($171 million).
[D] See Note 9.

2020

						$ million
	Integrated Gas	Upstream	Oil Products	Chemicals	Corporate	Total
Revenue:
Third-party	33,287	6,767	128,717	11,721	51	180,543	[A]
Inter-segment	3,410	21,564	6,213	2,850	—	34,037
Share of profit/(loss) of joint ventures and associates (CCS basis)	562	(7)	988	567	(268)	1,842
Interest and other income, of which:	14	542	(93)	—	406	869
Interest income	6	56	28	—	589	679
Net gains on sale and revaluation of non-current assets and businesses	218	55	(9)	(2)	24	286
Other	(210)	431	(112)	2	(207)	(96)
Third-party and inter-segment purchases (CCS basis)	21,112	4,505	113,177	9,969	8	148,771
Production and manufacturing expenses	5,723	10,521	5,942	1,787	28	24,001
Selling, distribution and administrative expenses	729	(23)	7,360	1,339	476	9,881
Research and development expenses	103	486	209	109	—	907
Exploration expenses	611	1,136	—	—	—	1,747
Depreciation, depletion and amortisation charge, of which:	17,704	23,119	10,473	1,116	32	52,444
Impairment losses	12,221	8,697	6,531	5	9	27,463	[B]
Interest expense	76	374	56	3	3,580	4,089
Taxation (credit)/charge (CCS basis)	(2,507)	(467)	(898)	7	(983)	(4,848)
CCS earnings	(6,278)	(10,785)	(494)	808	(2,952)	(19,701)
[A] Includes $10,008 million of revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. This amount includes both the reversal of prior gains of $1,136 million related to sales contracts and prior losses of $539 million related to purchase contracts that were previously recognised and where physical settlement had taken place during 2020.
[B] Impairment losses comprise Property, plant and equipment ($26,676 million) and Intangible assets ($787 million).
2019

						$ million
	Integrated Gas	Upstream	Oil Products	Chemicals	Corporate	Total
Revenue:
Third-party	41,322	9,482	280,460	13,568	45	344,877	[A]
Inter-segment	4,280	35,735	7,819	3,917	—	51,751
Share of profit/(loss) of joint ventures and associates (CCS basis)	1,791	379	1,179	546	(307)	3,588
Interest and other income, of which:	263	2,180	273	(7)	916	3,625
Interest income	—	—	—	—	899	899
Net gains on sale and revaluation of non-current assets and businesses	282	1,888	305	(8)	52	2,519
Other	(19)	292	(32)	1	(35)	207
Third-party and inter-segment purchases (CCS basis)	23,498	6,982	262,004	13,039	(6)	305,517
Production and manufacturing expenses	5,768	11,102	7,536	1,995	37	26,438
Selling, distribution and administrative expenses	716	29	7,976	1,323	449	10,493
Research and development expenses	181	450	219	112	—	962
Exploration expenses	281	2,073	—	—	—	2,354
Depreciation, depletion and amortisation charge, of which:	6,238	16,881	4,461	1,074	47	28,701
Impairment losses	579	2,576	622	5	—	3,782	[B]
Impairment reversals	—	—	(190)	—	—	(190)	[C]
Interest expense	104	526	77	5	3,978	4,690
Taxation charge/(credit) (CCS basis)	2,242	5,878	1,319	(2)	(578)	8,859
CCS earnings	8,628	3,855	6,139	478	(3,273)	15,827
[A] Includes $3,760 million of revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives.
[B] Impairment losses comprise Property, plant and equipment ($3,639 million) and Intangible assets ($143 million).
[C] See Note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
5 – SEGMENT INFORMATION continued
Reconciliation of CCS earnings to income for the period

	$ million
	2021	2020	2019
Income/(loss) attributable to Shell plc shareholders	20,101	(21,680)	15,842
Income attributable to non-controlling interest	529	146	590
Income/(loss) for the period	20,630	(21,534)	16,432
Current cost of supplies adjustment:
Purchases	(3,772)	2,359	(784)
Taxation	808	(585)	194
Share of profit of joint ventures and associates	(184)	59	(15)
Current cost of supplies adjustment	(3,148)	1,833	(605)
Of which:
Attributable to Shell plc shareholders	(3,029)	1,759	(572)
Attributable to non-controlling interest	(119)	74	(33)
CCS earnings	17,482	(19,701)	15,827
Of which:
CCS earnings attributable to Shell plc shareholders	17,072	(19,921)	15,270
CCS earnings attributable to non-controlling interest	410	220	557
Information by geographical area is as follows:
2021

						$ million
	Europe		Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	78,549	[A]	87,070	73,647	22,238	261,504
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	38,881	[B]	97,278	58,286	48,595	243,040
[A] Includes $21,846 million that originated from the UK.
[B] Includes $21,974 million located in the UK.
2020

						$ million
	Europe		Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	50,138	[A]	65,139	50,856	14,410	180,543
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	38,785	[B]	103,191	62,976	49,909	254,861	[C]
[A] Includes $12,958 million that originated from the UK.
[B] Includes $23,302 million located in the UK.
[C] As from 2021, assets classified as held for sale are presented separately. Prior period comparatives have been revised to conform with current year presentation. (See Note 30)
2019

						$ million
	Europe		Asia, Oceania, Africa	USA	Other Americas	Total
Third-party revenue, by origin	98,455	[A]	139,916	83,212	23,294	344,877
Intangible assets, property, plant and equipment, joint ventures and associates at December 31	43,262	[B]	119,684	65,966	54,347	283,259	[C]
[A] Includes $41,094 million that originated from the UK.
[B] Includes $24,696 million located in the UK.
[C] As from 2021, assets classified as held for sale are presented separately. Prior period comparatives have been revised to conform with current year presentation.

6 – INTEREST AND OTHER INCOME

$ million
	2021	2020	2019
Interest income	511	679	899
Dividend income (from investments in equity securities)	91	22	23
Net gains on sale and revaluation of non-current assets and businesses	5,995	286	2,519
Net foreign exchange gains/(losses) on financing activities	118	(391)	5
Other	341	273	179
Total	7,056	869	3,625
In 2021, net gains on sale of non-current assets and businesses arose mainly in respect of gains on the sale of Integrated Gas assets in Australia and Norway, and Upstream assets in the USA and Nigeria.
In 2021 and 2020, "Other" income mainly related to amounts recognised in respect of sublease income from partners in joint operations.
In 2019, net gains on sale of non-current assets and businesses arose mainly in respect of gains on the sale of Integrated Gas assets in Australia, Upstream assets in the USA and Denmark, as well as Oil Products assets in Saudi Arabia and China.

7 – INTEREST EXPENSE

$ million
	2021	2020	2019
Interest incurred and similar charges	2,086	2,174	2,406
Interest expense related to leases	1,987	2,185	2,186
Less: interest capitalised	(917)	(799)	(752)
Other net losses on fair value and cash flow hedges of debt	1	32	132
Accretion expense	450	497	718
Total	3,607	4,089	4,690
The rate applied in determining the amount of interest capitalised in 2021 was 4.0% (2020: 4.5%; 2019: 4.5%).

8 – INTANGIBLE ASSETS
2021

	$ million
	Goodwill	LNG off-take and sales contracts	Other		Total
Cost
At January 1 [A]	15,101	10,030	7,927		33,058
Additions	1,546	—	3,674		5,220
Sales, retirements and other movements [A]	(464)	(197)	(1,978)		(2,639)
Currency translation differences	(66)	—	(197)		(263)
At December 31 [A]	16,117	9,833	9,426		35,376
Depreciation, depletion and amortisation, including impairments
At January 1	1,062	4,668	4,618		10,348
Charge for the year	167	796	368		1,331
Sales, retirements and other movements	(23)	(197)	(670)		(890)
Currency translation differences	(9)	—	(97)		(106)
At December 31	1,197	5,267	4,219		10,683
Carrying amount at December 31 [A]	14,920	4,566	5,207	[B]	24,693
[A] As from 2021, assets classified as held for sale are presented separately and upon reclassification included in "Sales, retirements and other movements". Prior period comparatives have been revised to conform with current year presentation. (See Note 30)
[B] Includes $2,747 million related to environmental certificates held for compliance purposes (see Note 31) and $456 million related to software.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
8 – INTANGIBLE ASSETS continued
2020

	$ million
	Goodwill	LNG off-take and sales contracts	Other		Total
Cost
At January 1	14,973	10,211	6,866		32,050
Additions	247	—	1,581		1,828
Sales, retirements and other movements [A]	(176)	(181)	(714)		(1,071)
Currency translation differences	57	—	194		251
At December 31 [A]	15,101	10,030	7,927		33,058
Depreciation, depletion and amortisation, including impairments
At January 1	768	4,014	3,782		8,564
Charge for the year [B]	276	835	851		1,962
Sales, retirements and other movements	—	(181)	(120)		(301)
Currency translation differences	18	—	105		123
At December 31	1,062	4,668	4,618		10,348
Carrying amount at December 31 [A]	14,039	5,362	3,309	[C]	22,710
[A] As from 2021, assets classified as held for sale are presented separately and upon reclassification included in "Sales, retirements and other movements". Prior period comparatives have been revised to conform with current year presentation. (See Note 30)
[B] Includes $787 million related to impairments, of which $472 million in "Other" related to Integrated Gas. (See Note 9)
[C] Includes $1,013 million related to environmental certificates held for compliance purposes (see Note 31) and $487 million related to software.
Goodwill at December 31, 2021, related principally to the acquisition of BG Group plc in 2016, allocated to Integrated Gas ($4,780 million) and Upstream ($5,525 million) at the operating segment level, and to Pennzoil-Quaker State Company ($1,612 million), a lubricants business in the Oil Products segment based largely in North America.
Additions to goodwill in 2021, ($1,546 million) related to a number of business acquisitions that Shell undertook for a total consideration of $2,300 million. This includes provisional goodwill of $1,167 million owing to the limited period since the acquisition date. The final amount will be reassessed in 2022 following the purchase price adjustments.

9 – PROPERTY, PLANT AND EQUIPMENT
2021

	$ million
	Exploration and production
	Exploration and evaluation	Production	Manufacturing, supply and distribution	Other	Total
Cost
At January 1 [A]	14,484	298,882	107,876	32,402	453,644
Additions	1,216	8,942	7,917	3,644	21,719
Sales, retirements and other movements [A]	(3,014)	(20,005)	(9,607)	(455)	(33,081)
Currency translation differences	(7)	(1,916)	(2,004)	(1,586)	(5,513)
At December 31	12,679	285,903	104,182	34,005	436,769
Depreciation, depletion and amortisation, including impairments
At January 1 [A]	5,258	167,711	58,242	12,733	243,944
Charge for the year	1,311	15,800	7,112	1,770	25,993
Sales, retirements and other movements [A]	(999)	(14,590)	(8,624)	(240)	(24,453)
Currency translation differences	10	(1,391)	(1,599)	(667)	(3,647)
At December 31	5,580	167,530	55,131	13,596	241,837
Carrying amount at December 31	7,099	118,373	49,051	20,409	194,932
[A] As from 2021, assets classified as held for sale are presented separately and upon reclassification included in "Sales, retirements and other movements". Prior period comparatives have been revised to conform with current year presentation. (See Note 30)

2020

	$ million
	Exploration and production
	Exploration and evaluation	Production	Manufacturing, supply and distribution	Other	Total
Cost
At January 1 [A]	18,399	286,666	101,379	29,081	435,525
Additions	1,728	9,659	6,287	3,460	21,134
Sales, retirements and other movements [A]	(5,735)	(1,075)	(2,072)	(1,109)	(9,991)
Currency translation differences	92	3,632	2,282	970	6,976
At December 31	14,484	298,882	107,876	32,402	453,644
Depreciation, depletion and amortisation, including impairments
At January 1 [A]	4,010	136,300	46,621	11,629	198,560
Charge for the year [B]	3,336	34,209	11,680	1,693	50,918
Sales, retirements and other movements [A]	(2,152)	(5,603)	(1,878)	(1,091)	(10,724)
Currency translation differences	64	2,805	1,819	502	5,190
At December 31	5,258	167,711	58,242	12,733	243,944
Carrying amount at December 31	9,226	131,171	49,634	19,669	209,700
[A] As from 2021, assets classified as held for sale are presented separately and upon reclassification included in "Sales, retirements and other movements". Prior period comparatives have been revised to conform with current year presentation. (See Note 30)
[B] Includes $26,676 million relating to impairment losses (see table "Impairments" below).
The carrying amount of property, plant and equipment at December 31, 2021, included $37,006 million (2020: $31,611 million) of assets under construction. This amount excludes exploration and evaluation assets.
The carrying amount of exploration and production assets at December 31, 2021, included rights and concessions in respect of proved and unproved properties of $8,849 million (2020: $11,485 million). Exploration and evaluation assets principally comprise rights and concessions in respect of unproved properties and capitalised exploration drilling costs.
The carrying amount of assets at December 31, 2021, for which an alternative reserves base was applied in the calculation of the depreciation charge (see Note 2), was $1,634 million (2020: $1,707 million). If no alternative reserves base had been used, the pre-tax depreciation charge for the year ended December 31, 2021, would have been $1,184 million higher (2020: $1,012 million, 2019: $77 million).
Contractual commitments for the purchase and lease of property, plant and equipment at December 31, 2021, amounted to $5,984 million (2020: $5,699 million).
Right-of-use assets
Within property, plant and equipment the following amounts relate to leases:
2021

	$ million
	Exploration and production		Manufacturing, supply and distribution
	Exploration and evaluation	Production		Other	Total
Cost
At January 1	5	14,440	14,526	7,384	36,355
Additions	—	311	2,149	1,420	3,880
Sales, retirements and other movements	—	(365)	(868)	(259)	(1,492)
Currency translation differences	—	(64)	(59)	(514)	(637)
At December 31	5	14,322	15,748	8,031	38,106
Depreciation, depletion and amortisation, including impairments
At January 1	—	6,997	5,013	1,793	13,803
Charge for the year	—	1,373	2,060	783	4,216
Sales, retirements and other movements	—	(400)	(1,093)	(157)	(1,650)
Currency translation differences	—	(35)	(34)	(146)	(215)
At December 31	—	7,935	5,946	2,273	16,154
Carrying amount at December 31	5	6,387	9,802	5,758	21,952

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
9 – PROPERTY, PLANT AND EQUIPMENT continued
2020

	$ million
	Exploration and production		Manufacturing, supply and distribution
	Exploration and evaluation	Production		Other	Total
Cost
At January 1 [A]	5	15,213	13,478	5,759	34,455
Additions	—	502	1,570	1,580	3,652
Sales, retirements and other movements [A]	—	(1,370)	(579)	(75)	(2,024)
Currency translation differences	—	95	57	120	272
At December 31	5	14,440	14,526	7,384	36,355
Depreciation, depletion and amortisation, including impairments
At January 1 [A]	—	5,761	2,907	1,164	9,832
Charge for the year	—	1,898	2,675	760	5,333
Sales, retirements and other movements [A]	—	(712)	(598)	(158)	(1,468)
Currency translation differences	—	50	29	27	106
At December 31 [A]	—	6,997	5,013	1,793	13,803
Carrying amount at December 31 [A]	5	7,443	9,513	5,591	22,552
[A] As from 2021, assets classified as held for sale are presented separately and upon reclassification included in "Sales, retirements and other movements". Prior period comparatives have been revised to conform with current year presentation. (See Note 30)
Impairments

	$ million
	2021	2020	2019
Impairment losses
Exploration and production	1,533	20,155	2,983
Manufacturing, supply and distribution	2,340	6,490	654
Other	21	31	2
Total [A]	3,894	26,676	3,639
Impairment reversals
Exploration and production	213	—	—
Manufacturing, supply and distribution	—	—	190
Other	1	—	—
Total [A]	214	—	190
[A] See Note 5.
Impairment losses in 2021 were predominantly triggered by reclassifications of asset held for sale, portfolio developments or end of field life. They are mainly related to two refineries in the USA within Oil Products impaired on classification as held for sale ($1,357 million), exploration and evaluation assets both within Integrated Gas ($600 million) and Upstream ($373 million) and one site in the USA within Chemicals impaired on classification as held for sale ($180 million). Only one asset (in Upstream) was impaired because of an asset-specific trigger for which the recoverable amount was determined through value in use and an impairment of $97 million was recognised.
Impairment losses in 2020 were mainly triggered by Shell's revision of the mid- and long-term commodity price and refining margin outlook reflecting the expected effects of the macroeconomic environment and the COVID-19 pandemic as well as energy market demand and supply fundamentals. The impairment losses for exploration and production assets related primarily to Integrated Gas ($11,539 million), including the Queensland Curtis LNG and Prelude floating LNG operations, and Upstream ($8,629 million), including assets in the Gulf of Mexico, unconventional assets in North America, offshore assets in Brazil and Europe and a project in Nigeria (OPL 245). The impairment losses for manufacturing, supply and distribution related primarily to Oil Products ($6,493 million), including assets in Europe and the shutdown of the Convent oil products manufacturing facility in the USA.
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

In 2021, Shell changed its estimation technique to determine the value in use for impairment testing purposes. A key element is the update of the discount rate, which is now based on a nominal post-tax weighted average cost of capital (WACC) of 5% for Power activities and a nominal post-tax WACC of 6.5% for all other businesses. Prior to 2021 the rate used by Shell was the same for all activities and was based on a pre-tax discount rate reflecting the marginal cost of debt, current market assessments of the time value of money and residual risk (2021: 6%; 2020: 6%; 2019: 6%). The change in discount rate to a nominal post-tax WACC has been reflected in a commensurate manner in the risk adjustments to post-tax cash flow projections. The impact of the change in impairment valuation technique is not material to the impairment assessments performed in 2021 and it is not expected to result in a materially different outcome in future periods. The pre-tax discount rate used for goodwill testing ranged between 7-11%.
Oil and gas price assumptions applied for impairment testing are reviewed and, where necessary, adjusted on a periodic basis. Reviews include comparison with available market data and forecasts that reflect developments in demand such as global economic growth, technology efficiency, policy measures and, in supply, consideration of investment and resource potential, cost of development of new supply, and behaviour of major resource holders. The near-term commodity price assumptions applied in impairment testing in 2021 were as follows:
Commodity price assumptions [A]

	2022	2023	2024	2025
Brent crude oil ($/b)	60	60	60	63
Henry Hub natural gas ($/MMBtu)	2.75	2.75	2.75	3.00
[A] Money of the day.
For periods after 2025, the real-term price assumptions applied were $60 per barrel (/b) (2020: $60/b) for Brent crude oil and $3.00 per million British thermal units (/MMBtu) (2020: $3.00/MMBtu) for Henry Hub natural gas.
Until 2019, management’s estimate of longer-term refining margins in Oil Products was based on the reversion to mean methodology, unless a fundamental shift in markets had been identified, over the life of the oil products manufacturing facilities. Under this approach, it was assumed that refining margins will revert to historical averages over time. As from 2020, a different price methodology has been applied, based on management's understanding and interpretation of demand and supply fundamentals in the near term and taking into account various other factors such as industry rationalisation and energy transition in the long term. This resulted in a downward revision of average long-term refining margins by around 30% from previous assumptions applied.
The main sensitivities in relation to impairment are the commodity price assumptions in Integrated Gas and Upstream and refining margins in Oil Products. A change of -10% or +10% in the commodity price assumptions over the entire cash flow projection period would ceteris paribus result in some $12-15 billion impairment or some $6-9 billion impairment reversal, respectively, in Integrated Gas and Upstream. A change of -10% or +10% in long-term refining margins over the entire cash flow projection period would ceteris paribus result in some $1-3 billion impairment or up to $2 billion impairment reversal, respectively, in Oil Products.
Capitalised exploration drilling costs

	$ million
	2021		2020	2019
At January 1	3,654		5,668	6,629
Additions pending determination of proved reserves	1,024		1,016	2,036
Amounts charged to expense	(639)		(815)	(1,218)
Reclassifications to productive wells on determination of proved reserves	(577)		(1,385)	(1,655)
Other movements	(447)	[A]	(830)	(124)
At December 31	3,015		3,654	5,668
[A] Includes $290 million disposal and $116 million impairment of capitalised exploration drilling costs.

	Projects		Wells
	Number	$ million	Number	$ million
Between 1 and 5 years	17	1,189	33	821
Between 6 and 10 years	14	961	38	1,110
Between 11 and 15 years	5	184	21	366
Between 16 and 20 years	1	28	4	65
Total	37	2,362	96	2,362
Exploration drilling costs capitalised for periods greater than one year at December 31, 2021, analysed according to the most recent year of activity, are presented in the table above. These comprise $727 million relating to eight projects where drilling activities were under way or firmly planned for the future, and $1,635 million relating to 29 projects awaiting development concepts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
10 – JOINT VENTURES AND ASSOCIATES
Shell share of comprehensive income of joint ventures and associates

								$ million
	2021				2020			2019
	Joint ventures	Associates	Total	[A]	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Income for the period	1,955	2,142	4,097	[A]	629	1,154	1,783	1,121	2,483	3,604
Other comprehensive (loss)/income for the period	(106)	—	(106)		76	1	77	(82)	8	(74)
Comprehensive income for the period	1,849	2,142	3,991		705	1,155	1,860	1,039	2,491	3,530
Carrying amount of interests in joint ventures and associates

	$ million
	Dec 31, 2021			Dec 31, 2020
	Joint ventures	Associates	Total	Joint ventures	Associates	Total
Net assets	15,767	7,648	23,415	14,406	8,045	22,451

Transactions with joint ventures and associates

	$ million
	2021 [A]	2020	2019
Sales and charges to joint ventures and associates	8,509	5,426	7,748
Purchases and charges from joint ventures and associates	13,584	8,262	11,581
[A] Includes 26% of sales and 16% purchases of transactions with one joint venture operating in the oil trading business.
These transactions principally comprise sales and purchases of goods and services in the ordinary course of business. Related balances outstanding at December 31, 2021, and 2020, are presented in Notes 12 and 16.
Other arrangements in respect of joint ventures and associates

	$ million
	Dec 31, 2021	Dec 31, 2020
Commitments to make purchases from joint ventures and associates [A]	1,437	1,674
Commitments to provide debt or equity funding to joint ventures and associates	533	900
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

11 – INVESTMENTS IN SECURITIES
Investments in securities

	$ million
	Dec 31, 2021	Dec 31, 2020
Equity securities:	1,710	1,396
Equity securities at fair value through other comprehensive income	1,710	1,396
Debt securities:	2,087	1,826
Debt securities at amortised cost	4	12
Debt securities at fair value through other comprehensive income	1,306	1,165
Debt securities at fair value through profit or loss	777	649
Total	3,797	3,222
At fair value
Measured by reference to prices in active markets for identical assets	1,909	1,637
Measured by reference to other observable inputs	177	68
Measured using predominantly unobservable inputs	1,707	1,505
Total	3,793	3,210
At cost	4	12
Total	3,797	3,222
As at December 31, 2021, investments included equity securities comprising interests in which Shell has no significant influence, debt securities principally comprising a portfolio required to be held by the Company’s internal insurance entities as security for their activities, and assets held in escrow in relation to the Group's UK pension arrangements.

Investments in securities measured using predominantly unobservable inputs [A]

	$ million
	2021	2020
At January 1	1,505	1,253
Gains recognised in other comprehensive income	44	45
Purchases	299	329
Sales	(17)	(60)
Other movements	(124)	(62)
At December 31	1,707	1,505
[A] Based on expected dividend flows, adjusted for country and other risks as appropriate and discounted to their present value.

12 – TRADE AND OTHER RECEIVABLES

	$ million
	Dec 31, 2021		Dec 31, 2020
	Current	Non-current	Current	Non-current
Trade receivables	34,717	—	21,781	—
Lease receivables	228	1,285	186	1,380
Other receivables [A]	8,240	3,761	7,251	4,109
Amounts due from joint ventures and associates	1,048	499	726	829
Prepayments and deferred charges	8,975	1,520	3,681	1,323
Total	53,208	7,065	33,625	7,641
[A] "Other receivables" at December 31, 2021, included current income tax receivables of $550 million and non-current income tax receivables of $366 million (2020: current income tax receivables $412 million, non-current income tax receivables $882 million).
The fair value of financial assets included above approximates the carrying amount and was determined from predominantly unobservable inputs.
Other receivables at December 31, 2021, include receivables from certain governments in their capacity as joint arrangement partners of $1,225 million (2020: $1,357 million), after provisions for impairments, that are overdue in part or in full. Recoverability and timing thereof are subject to uncertainty, however, the ultimate risk of default on the carrying amount is considered to be low.
Provisions for impairments deducted from trade and other receivables amounted to $1,497 million at December 31, 2021 (2020: $968 million).
Allowance for expected credit losses - trade receivables
Shell uses a provision matrix to calculate expected credit losses (ECLs) for trade receivables. The provision matrix is initially based on Shell’s historical observed default rates. Shell calculates the ECL to adjust the historical credit loss experienced with forward-looking information. The ECL at December 31, 2021, is $155 million (2020: $112 million), which represents 0.45-0.51% (2020: 0.27-0.51%) of all trade receivables.
A loss allowance provision of $876 million (2020: $349 million) was established, in addition to all other impairments to trade receivables as at December 31, 2021, that are outside of the provision matrix calculations.
Lease receivables
Lease contracts where Shell is the lessor are classified as finance leases or operating leases. Receivables for lease contracts classified as finance leases are as follows:

		$ million
	Dec 31, 2021	Dec 31, 2020
Less than one year	278	262
Between 1 and 5 years	852	859
5 years and later	715	852
Total undiscounted lease payments receivable	1,845	1,973
Unearned finance income	339	407
Net investment in leases	1,506	1,566
In addition, at December 31, 2021, Shell is entitled to contractual payments under operating leases of $431 million (2020: $248 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
13 – INVENTORIES

	$ million
	Dec 31, 2021	Dec 31, 2020
Oil, gas and chemicals [A]	22,145	16,710
Environmental certificates [A]	1,727	1,300
Materials [A]	1,386	1,447
Total	25,258	19,457
[A] As revised, following the reclassification of environmental certificates from "Oil, gas and chemicals" and "Materials". (See Note 31)
Inventories at December 31, 2021, include write-downs to net realisable value of $592 million (2020: $239 million).

14 – CASH AND CASH EQUIVALENTS

	$ million
	Dec 31, 2021	Dec 31, 2020
Cash	5,849	4,831
Short-term bank deposits	4,416	2,220
Money market funds, reverse repos and other cash equivalents	26,705	24,779
Total	36,970	31,830
In 2021, cash continued to be invested with an emphasis on capital preservation. Information about credit risk is presented in Note 20. Included in cash and cash equivalents at December 31, 2021, were amounts totalling $113 million (2020: $65 million) subject to currency controls or other legal restrictions.

15 – DEBT AND LEASE ARRANGEMENTS

Debt

	$ million
	Dec 31, 2021			Dec 31, 2020
	Debt (excluding lease liabilities)	Lease liabilities	Total	Debt (excluding lease liabilities)	Lease liabilities	Total
Current debt:	4,080	4,138	8,218	12,756	4,143	16,899
Short-term debt	515	—	515	7,535	—	7,535
Long-term debt due within 1 year	3,565	4,138	7,703	5,221	4,143	9,364
Non-current debt	57,499	23,369	80,868	66,838	24,277	91,115
Total	61,579	27,507	89,086	79,594	28,420	108,014
Net debt

							$ million
	(Asset)/liability
	Current debt		Non-current debt		Derivative financial instruments	Cash and cash equivalents (see Note 14)	Net debt
At January 1, 2021	16,899		91,115		(798)	(31,830)	75,386
Cash flow	(17,887)		(1,842)	[B]	(1,165)	(5,679)	(26,573)
Lease additions	899		2,889				3,788
Other movements	8,655	[A]	(9,034)	[A]	688	—	309
Currency translation differences and foreign exchange (gains)/losses	(348)		(2,260)		1,715	539	(354)
At December 31, 2021	8,218		80,868		440	(36,970)	52,556
At January 1, 2020 [A]	15,058		81,294		724	(18,055)	79,021
Cash flow	(7,536)		13,121		1,157	(13,603)	(6,861)
Lease additions	870		2,268				3,138
Other movements	8,386	[A]	(8,288)	[A]	(524)	—	(426)
Currency translation differences and foreign exchange losses/(gains)	121		2,720		(2,155)	(172)	514
At December 31, 2020	16,899		91,115		(798)	(31,830)	75,386
[A] As from 2021, liabilities associated with assets classified as held for sale are presented separately. Prior period comparatives have been revised to conform with current year presentation. (See Note 30)
[B] Includes $3,500 million of early repayment of non-current debt.

Capital management
In 2020, management announced its target to reduce net debt to $65 billion. This target was achieved in 2021. Management’s current priorities for applying Shell’s cash are, in order:
▪Base cash capex and ordinary progressive dividend: $19-22 billion cash capex per annum to sustain our strategy, with approximately 4% dividend per share growth annually, subject to Board approval;
▪AA credit metrics through the cycle: a net debt level to target AA credit metrics;
▪Additional shareholder distributions: total shareholder distributions of 20–30% of CFFO comprise dividends and share buybacks; and
▪Additional cash capex and continued balance sheet strengthening: measured, disciplined cash capex spend to execute our strategy at pace and further reduce net debt to achieve firm long-term AA credit metrics.
Gearing

	$ million, except where indicated
	Dec 31, 2021	Dec 31, 2020
Net debt	52,556	75,386
Total equity	175,326	158,537
Total capital	227,882	233,923
Gearing	23.1%	32.2%
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
Borrowing facilities and amounts undrawn

	$ million
	Facility		Amount undrawn
	Dec 31, 2021	Dec 31, 2020	Dec 31, 2021	Dec 31, 2020
CP programmes	20,000	20,000	20,000	13,254
EMTN programme	unlimited	unlimited	N/A	N/A
US shelf registration	unlimited	—	N/A	N/A
Committed credit facilities	9,920	22,651	9,920	22,651
Under the CP programmes, Shell can issue debt of up to $10 billion with maturities not exceeding 270 days and $10 billion with maturities not exceeding 397 days.
The EMTN programme is updated each year, most recently in August 2021. In 2021, no debt was issued under this programme (2020: $6,734 million).
The US shelf registration provides Shell with the flexibility to issue debt securities, ordinary shares, preferred shares and warrants. The registration is updated every three years and was last updated in March 2021. During 2021, debt totalling $1,500 million (2020: $6,250 million) was issued under the US shelf registration.
On December 13, 2019, Shell refinanced its revolving credit facilities, which are linked to the new Secured Overnight Financing Rate ("SOFR"). The committed credit facilities are available at pre-agreed margins, with $1.92 billion expiring in 2022 (2020: expiring in 2021), $320 million expiring in 2025 and $7.68 billion expiring in 2026 (2020: expiring in 2025). The terms and availability are not conditional on Shell’s financial ratios nor its financial credit ratings. The interest and fees paid on these facilities are linked to Shell’s progress towards reaching its short-term Net Carbon Footprint intensity target.
The following tables compare contractual cash flows for debt excluding lease liabilities at December 31 with the carrying amount in the Consolidated Balance Sheet. Contractual amounts reflect the effects of changes in foreign exchange rates; differences from carrying amounts reflect the effects of discounting, premiums and, where fair value hedge accounting is applied, fair value adjustments. Interest is estimated assuming interest rates applicable to variable-rate debt remain constant and there is no change in aggregate principal amounts of debt other than repayment at scheduled maturity, as reflected in the table.
2021

	$ million
	Contractual payments
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount	Carrying amount
Bonds	3,423	3,376	4,362	6,310	3,882	38,327	59,680	578	60,258
Bank and other borrowings	646	452	36	9	143	35	1,321	—	1,321
Total (excluding interest)	4,069	3,828	4,398	6,319	4,025	38,362	61,001	578	61,579
Interest	1,637	1,587	1,524	1,416	1,268	15,642	23,074

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
15 – DEBT AND LEASE ARRANGEMENTS continued
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
Interest rate swaps have been entered into against certain fixed rate debt affecting the effective interest rate on these balances (see Note 20). The fair value of debt excluding lease liabilities at December 31, 2021, was $67,066 million (2020: $88,294 million), mainly determined from the prices quoted for those securities.
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
Lease expenses not included in the measurement of lease liability

		$ million
	2021	2020
Expense relating to short-term leases	644	1,156
Expense relating to variable lease payments not included in the lease liabilities	1,172	1,209
The total cash outflow in respect of leases representing repayment of principal and payment of interest in 2021 was $6,777 million (2020: $6,891 million), recognised in the Consolidated Statement of Cash Flows from financing activities.
The future lease payments under lease contracts and the carrying amounts at December 31, by payment date are as follows:
2021

	$ million
	Contractual lease payments		Interest	Lease liabilities
Less than 1 year	5,805		1,667	4,138
Between 1 and 5 years	15,889		4,972	10,917
5 years and later	18,309		5,857	12,452
Total	40,003	[A]	12,496	27,507
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
2020

	$ million
	Contractual lease payments	Interest	Lease liabilities
Less than 1 year	6,059	1,916	4,143
Between 1 and 5 years	16,681	5,617	11,064
5 years and later	19,999	6,786	13,213
Total	42,739	14,319	28,420

16 – TRADE AND OTHER PAYABLES

	$ million
	Dec 31, 2021		Dec 31, 2020
	Current	Non-current	Current	Non-current
Trade payables	34,136	—	22,664	—
Other payables [A]	9,617	1,675	6,941	1,843
Sales taxes, excise duties and similar levies	3,522	—	2,895	—
Amounts due to joint ventures and associates	4,793	36	3,281	39
Accruals and deferred income	11,105	364	8,791	422
Total	63,173	2,075	44,572	2,304
[A] Includes obligations under environmental compliance schemes of $4,016 million as at December 31, 2021 (2020: $2,053 million). (See Note 31)
The fair value of financial liabilities included above approximates the carrying amount and was determined from predominantly unobservable inputs.
Other payables include amounts due to joint arrangement partners and in respect of other project-related items.
Information about offsetting, collateral and liquidity risk is presented in Note 20.

17 – TAXATION
Taxation charge

	$ million
	2021	2020	2019
Current tax:
Charge in respect of current period	7,254	3,272	7,597
Adjustments in respect of prior periods	(719)	(56)	(1)
Total	6,535	3,216	7,596
Deferred tax:
Relating to the origination and reversal of temporary differences, tax losses and credits	2,971	(9,063)	1,377
Relating to changes in tax rates and legislation	10	(16)	(67)
Adjustments in respect of prior periods	(317)	430	147
Total	2,664	(8,649)	1,457
Total taxation charge/(credit)	9,199	(5,433)	9,053
Adjustments in respect of prior periods relate to events in the current period and reflect the effects of changes in rules, facts or other factors compared with those used in establishing the current tax position or deferred tax balance in prior periods. In 2021, this included a one-off release of a tax provision in Nigeria of $628 million.
Reconciliation of applicable tax charge at statutory tax rates to taxation charge

			$ million
	2021	2020	2019
Income/(loss) before taxation	29,829	(26,967)	25,485
Less: share of profit of joint ventures and associates	(4,097)	(1,783)	(3,604)
Income/(loss) before taxation and share of profit of joint ventures and associates	25,732	(28,750)	21,881
Applicable tax charge/(credit) at standard statutory tax rates	10,097	(8,330)	7,214
Adjustments in respect of prior periods	(1,036)	374	146
Tax effects of:
Expenses not deductible for tax purposes	893	1,239	1,493
Incentives for investment and development	(467)	(557)	(757)
Disposals	(328)	(34)	(235)
(Recognition)/derecognition of deferred tax assets	(113)	1,458	846
Income not subject to tax at standard statutory rates	90	6	159
Exchange rate differences	53	339	(34)
Changes in tax rates and legislation	10	(16)	(67)
Other reconciling items	—	88	288
Taxation charge/(credit)	9,199	(5,433)	9,053

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
17 – TAXATION continued
The weighted average of statutory tax rates was 39% in 2021 (2020: 29%; 2019: 33%). Compared with 2020, the increase in the rate reflects a higher proportion of earnings in the Upstream and Integrated Gas segments subject to relatively higher tax rates. In addition, the weighted average of statutory tax rates in 2020 was significantly impacted by asset impairments.
2021 – Deferred tax

						$ million
Deferred tax asset	Decommissioning and other provisions	Property, plant and equipment	Tax losses and credits carried forward	Retirement benefits	Other	Total
At January 1, 2021	6,567	5,232	12,496	3,774	5,084	33,153
(Charge)/credit to income	63	(163)	(1,669)	(537)	(395)	(2,701)
Currency translation differences	(64)	(75)	(252)	(72)	(46)	(509)
Other comprehensive income	(3)	—	64	(435)	(74)	(448)
Other	(1)	(1)	(121)	14	(24)	(133)
At December 31, 2021	6,562	4,993	10,518	2,744	4,545	29,362
Deferred tax liability
At January 1, 2021		(23,801)		(673)	(2,831)	(27,305)
Credit/(charge) to income		566		319	(848)	37
Currency translation differences		71		114	48	233
Other comprehensive income		(18)		(2,481)	4	(2,495)
Other		38		(15)	24	47
At December 31, 2021		(23,144)		(2,736)	(3,603)	(29,483)
Net deferred tax liability at December 31, 2021						(121)
Deferred tax asset/liability as presented in the balance sheet at December 31, 2021
Deferred tax asset						12,426
Deferred tax liability						(12,547)
2020 – Deferred tax

						$ million
Deferred tax asset	Decommissioning and other provisions	Property, plant and equipment	Tax losses and credits carried forward	Retirement benefits	Other	Total
At January 1, 2020	5,380	3,014	11,629	3,660	4,361	28,044
Credit/(charge) to income	1,057	1,975	685	(250)	605	4,072
Currency translation differences	140	163	286	122	58	769
Other comprehensive income	—	—	9	242	(12)	239
Other	(10)	80	(113)	—	72	29
At December 31, 2020	6,567	5,232	12,496	3,774	5,084	33,153
Deferred tax liability
At January 1, 2020		(28,040)		(1,093)	(2,909)	(32,042)
Credit to income		4,355		4	218	4,577
Currency translation differences		(143)		(2)	(39)	(184)
Other comprehensive income		(1)		511	—	510
Other		28		(93)	(101)	(166)
At December 31, 2020		(23,801)		(673)	(2,831)	(27,305)
Net deferred tax asset at December 31, 2020						5,848
Deferred tax asset/liability as presented in the balance sheet at December 31, 2020
Deferred tax asset						16,311
Deferred tax liability						(10,463)

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
The deferred tax category "Other" primarily includes deferred tax positions in respect of leases, financial assets and liabilities, inventories, intangible assets and investments in subsidiaries, joint ventures and associates.
The deferred tax category "Plant, property and equipment" includes deferred tax positions in respect of tangible fixed assets and investments in partnerships in the USA which are considered pass-through entities by its parent for tax purposes.
Deferred tax assets of $12,426 million (2020: $16,311 million) are recognised only to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those assets are likely to be recovered, and a judgement as to whether or not there will be sufficient taxable profits available to offset the assets. It is considered probable based on business forecasts that such taxable profits will be available. For Oil Products, additional judgement is required; in some European jurisdictions the assessment of forecasted taxable profits resulting in deferred tax asset recognition of $854 million (2020: $778 million) extends for an additional 10-years beyond Shell’s regular 10 years planning horizon. In those situations, additional risking has been applied to the forecast of taxable profits. For Integrated Gas and Upstream, deferred tax assets recognised are expected to be recovered within the period of production of each asset. For deferred tax assets of $711 million as at December 31, 2021, mainly related to Brazil, Malaysia and Australia, this period extends beyond 10 years.
The amount of deferred tax assets which are dependent on future taxable profits not arising from the reversal of existing deferred tax liabilities, and which relate to tax jurisdictions where Shell has suffered a loss in the current or preceding year, was $10,195 million at December 31, 2021 (2020: $12,759 million). The decrease compared with 2020 is primarily attributable to the utilisation of deferred tax assets in 2021 and a higher number of entities which have generated profit in both the current and preceding year.
Unrecognised taxable temporary differences associated with undistributed retained earnings of investments in subsidiaries, joint ventures and associates amounted to $5,680 million at December 31, 2021 (2020: $6,705 million). These retained earnings are subject to withholding tax upon distribution.
Unrecognised deductible temporary differences, unused tax losses and credits carried forward amounted to $37,410 million at December 31, 2021 (2020: $42,836 million), including amounts of $31,349 million (2020: $31,873 million) that are subject to time limits for utilisation of five years or later, or are not time limited.
Furthermore, there are unrecognised losses for Petroleum Resource Rent Tax (PRRT) in Australia which due to the annual augmentation increased to $42,511 million as at the end of the most recent PRRT fiscal year, June 30, 2021 (June 30, 2020: $39,402 million).
The alignment of the Company’s tax residence with its country of incorporation in the UK resulted in recognition in 2021 of a taxable deemed disposal gain fully offset by taxable losses in the Netherlands. (See Note 1)

18 – RETIREMENT BENEFITS
Retirement benefits are provided in most of the countries where Shell has operational activities. Shell offers these benefits through funded and unfunded defined benefit plans and defined contribution plans. The most significant pensions plans are in the Netherlands, UK and USA.
Other post-employment benefits (OPEB) comprised of retirement health care and life insurance are also provided in certain countries. The most significant OPEB plan is in the USA.
Financial position

	$ million
	Dec 31, 2021	Dec 31, 2020
Obligations	(107,336)	(115,792)
Plan assets	104,495	102,678
Asset ceilings	(13)	(17)
Deficit	(2,854)	(13,131)
Retirement benefits in the Consolidated Balance Sheet:
Non-current assets	8,471	2,474
Non-current liabilities:	(11,325)	(15,605)
Non-current liabilities - Pensions	(6,458)	(10,237)
Non-current liabilities - OPEB	(4,867)	(5,368)
Total	(2,854)	(13,131)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
18 – RETIREMENT BENEFITS continued
Retirement benefit expense

	$ million
	2021	2020	2019
Defined benefit plans:
Current service cost, net of plan participants’ contributions	1,385	1,359	1,127
Interest expense on defined pension benefit obligations	1,223	1,683	2,192
Interest income on plan assets	(1,160)	(1,657)	(2,253)
Interest expense on OPEB obligations	128	145	172
Current OPEB service cost	60	72	61
Other [A]	(343)	(174)	26
Total	1,293	1,428	1,325
Defined contribution plans	403	423	428
Total retirement benefit expense	1,696	1,851	1,753
[A] Mainly related to plan amendments and curtailments on pensions and OPEB plans.
Retirement benefit expense is presented principally within production and manufacturing expenses and selling, distribution and administrative expenses in the Consolidated Statement of Income. Interest income on plan assets is calculated using the same rate as that applied to the related defined benefit obligations for each plan to determine interest expense.
Remeasurements

	$ million
	2021	2020	2019
Actuarial gains/(losses) on obligations:
Due to changes in financial assumptions on pensions [A]	1,915	(9,500)	(10,913)
Due to changes in financial assumptions on OPEB [A]	59	(650)	(798)
Due to experience adjustments on pensions [B]	136	616	96
Due to experience adjustments on OPEB [B]	322	188	136
Due to changes in demographic assumptions on pensions [C]	(320)	1,310	(4)
Due to changes in demographic assumptions on OPEB [C]	(111)	65	(71)
Total	2,001	(7,971)	(11,554)
Return on plan assets in excess of interest income	8,185	4,509	8,460
Other movements	5	7	(12)
Total remeasurements	10,191	(3,455)	(3,106)
[A] Mainly relates to changes in the discount rate and inflation assumptions.
[B] Experience adjustments arise from differences between the actuarial assumptions made in respect of the year and actual outcomes.
[C] Mainly relates to updates in mortality assumptions.

Defined benefit plan obligations
2021

	$ million, except where indicated
	Pension benefits				Other post-employment benefits
	The Netherlands	UK	USA	Rest of the world [A]	OPEB [B]	Total
At January 1	37,268	32,269	20,367	20,520	5,368	115,792
Current service cost	377	323	339	339	60	1,438
Interest expense	155	376	357	335	128	1,351
Actuarial (gains)/losses	1,477	(1,418)	(695)	(1,095)	(270)	(2,001)
Benefit payments	(979)	(1,306)	(1,220)	(870)	(200)	(4,575)
Other movements	(27)	3	(145)	(167)	(187)	(523)
Currency translation differences	(2,931)	(334)	—	(849)	(32)	(4,146)
At December 31 [C]	35,340	29,913	19,003	18,213	4,867	107,336
Comprising:
Funded pension plans	35,340	29,440	17,874	15,341		97,995
Weighted average duration	19 years	19 years	12 years	17 years		18 years
Unfunded pension plans		473	1,129	2,872		4,474
Weighted average duration		18 years	9 years	14 years		13 years
Unfunded OPEB plans					4,867	4,867
Weighted average duration					14 years	14 years
[A] Includes pension plans in Germany ($4,988 million) and Canada ($4,740 million) as the largest pension plans in the rest of the world.
[B] Mainly related to post-retirement medical benefits in the USA.
[C] As from 2021, liabilities associated with assets classified as held for sale are presented separately. (See Note 30)
2020

	$ million, except where indicated
	Pension benefits				Other post-employment benefits
	The Netherlands	UK	USA	Rest of the world [A]	OPEB [B]	Total
At January 1	32,696	28,397	19,090	18,337	5,025	103,545
Current service cost	352	300	398	313	72	1,435
Interest expense	295	491	489	408	145	1,828
Actuarial losses	1,720	2,897	1,611	1,346	397	7,971
Benefit payments	(925)	(1,119)	(1,024)	(808)	(183)	(4,059)
Other movements	(21)	(162)	(197)	(65)	1	(444)
Currency translation differences	3,151	1,465	—	989	(89)	5,516
At December 31	37,268	32,269	20,367	20,520	5,368	115,792
Comprising:
Funded pension plans	37,268	31,839	18,892	17,339		105,338
Weighted average duration	19 years	19 years	13 years	18 years		18 years
Unfunded pension plans		430	1,475	3,181		5,086
Weighted average duration		19 years	8 years	15 years		13 years
Unfunded OPEB plans					5,368	5,368
Weighted average duration					15 years	15 years
[A] Includes pension plans in Germany ($5,432 million) and Canada ($5,066 million) as the largest pension plans in rest of the world.
[B] Mainly related to post-retirement medical benefits in the USA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
18 – RETIREMENT BENEFITS continued
Defined benefit plan assets
2021

	$ million, except where indicated
	Pension benefits
	The Netherlands	UK	USA	Rest of the world [A]		Total
At January 1	37,673	32,193	17,046	15,766		102,678
Return on plan assets in excess of interest income	3,199	2,575	1,377	1,034		8,185
Interest income	158	376	308	318		1,160
Employer contributions	170	266	559	(58)	[B]	937
Plan participants’ contributions	13	19	—	7		39
Benefit payments	(979)	(1,306)	(1,220)	(821)		(4,326)
Other movements	(6)	(13)	(15)	(13)		(47)
Currency translation differences	(3,132)	(390)	—	(609)		(4,131)
At December 31	37,096	33,720	18,055	15,624		104,495
[A] Includes pension plans in Germany ($3,282 million) and Canada ($4,325 million) as the largest pension plans in the rest of the world.
[B] Includes the netted amount of $294 million received from the captive structure in relation to the pension plans reinsured in the rest of the world.
2020

	$ million, except where indicated
	Pension benefits
	The Netherlands	UK	USA	Rest of the world [A]		Total
At January 1	33,863	30,260	16,042	14,661		94,826
Return on plan assets in excess of interest income	1,001	1,302	1,545	661		4,509
Interest income	307	523	404	423		1,657
Employer contributions	218	73	129	194	[B]	614
Plan participants’ contributions	15	21	—	6		42
Benefit payments	(925)	(1,119)	(1,024)	(775)		(3,843)
Other movements	(5)	(173)	(50)	(53)		(281)
Currency translation differences	3,199	1,306	—	649		5,154
At December 31	37,673	32,193	17,046	15,766		102,678
[A] Includes pension plans in Germany ($3,346 million) and Canada ($4,025 million) as the largest pension plans in the rest of world.
[B] Includes the netted amount of $41 million received from the captive structure in relation to the pension plans reinsured in rest of the world.
Type of pension assets

	2021	2020
Quoted in active markets:
Equities	22%	25%
Debt securities	53%	52%
Real estate	1%	0%
Other:
Equities	10%	8%
Debt securities	4%	5%
Real estate	6%	6%
Investment funds	3%	3%
Cash	1%	1%
Employer contributions to defined benefit pension plans are based on actuarial valuations in accordance with local regulations and are estimated to be $900 million in 2022.

Characteristics of significant defined benefit and defined contribution plans and regulatory framework
The Netherlands
The principal defined benefit pension plan in the Netherlands is a funded career-averaged pension arrangement with retired employees drawing benefits as an annuity, with a surplus of $1,756 million reported as at December 31, 2021, (2020: $405 million surplus). Whilst the plan was closed to employees hired or rehired after July 1, 2013, it currently remains open for ongoing accrual for existing active members. 26% (2020: 31%) of the overall defined benefit liability in the Netherlands relates to active members. From July 1, 2013, onwards new employees in the Netherlands are entitled to membership of a defined contribution pension plan.
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
The Dutch government is currently drafting a new regulatory framework for pensions in the Netherlands. The development of new regulations by the government was postponed in 2021 to January 2023 with subsequent implementation by January 2027. It is expected that these regulatory changes will have an impact on both the defined benefit pension plan and the defined contribution pension plan. The proposed changes will have to be submitted for consent with the Central Staff Council.
UK
The three largest defined benefit pension plans for employees in the UK are funded final salary pension arrangements with retired employees mainly drawing benefits as an annuity with the option to take a portion as a lump sum. The three plans are separate and independent plans and cannot be netted against each other. In total, the plans reported a surplus of $3,807 million as at December 31, 2021 (2020: deficit of $76 million), which is after netting of unfunded plans of $473 million which are reported as non-current liabilities on the balance sheet. All three plans were closed to new employees hired or rehired, however, two plans currently remain open for ongoing accrual for existing active members. 20% (2020: 23%) of the overall defined liability in the UK relates to active members. From March 1, 2013 onwards new employees in the UK are entitled to membership of a defined contribution pension plan.
In line with UK regulations, the principal defined benefit pension plan is governed by a corporate trustee whose board is comprised of four trustee directors nominated by the company including the chair and four member-nominated trustee directors. The defined contribution pension plan is governed by a corporate trustee whose board is comprised of three company-nominated directors including the chair and two member-nominated trustee directors. The trustees are responsible for administering the plans in line with the Trust Deed and Regulations, including setting the investment strategy for the pension plans’ assets and paying member benefits, and are required to act in the best interests of the members of the pension plans.
USA
The principal defined benefit pension plan in the USA is a funded final average pay pension plan with a surplus of $182 million reported as at December 31, 2021 (2020: $1,846 million deficit). After retirement, all retirees can choose to draw their benefits as an annuity, whereas others also have the choice to take their benefit in a lump sum. There is also an unfunded defined benefit pension plan with a deficit of $1,129 million (2020: $1,475 million deficit). The benefits under this plan are taken primarily in a lump sum. In addition, the company provides a defined contribution benefit plan. The funded defined benefit, unfunded defined benefit and defined contribution pension plans are subject to the provisions of the Employee Retirement Income Security Act (ERISA). 24% (2020: 25%) of the overall defined liability of the funded defined benefit plan in the USA relates to active members.
Both the funded defined benefit pension plan and the defined contribution pension plan are governed by trustees who are appointed by the Plan Sponsor and are named fiduciaries with respect to the plans. The trustees are generally responsible for investment-related matters, appointing the Plan Administrator, maintaining general oversight and deciding appeals of participants.
USA OPEB
The company also sponsors "other post-retirement employee benefits" (OPEB) mainly in the USA. The OPEB plans in the USA provide medical, dental, and vision benefits as well as life insurance benefits to eligible retired employees. The plans are unfunded, and the company and retirees share the costs with a deficit of $4,067 million reported as at December 31, 2021 (2020: $4,497 million deficit). The plan that provides post-retirement medical benefits in the USA is closed to employees hired or rehired on or after January 1, 2017. Certain life insurance benefits are paid by the company.
Significant funding requirements:
▪Additional contributions to the Dutch defined benefit pension plan would be required if the 12-month rolling average local funding percentage falls below 105% for six months or more. At the most recent (2021) funding valuation the local funding percentage was above this level;
▪There are no set minimum statutory funding requirements for the UK plans. A professional qualified independent actuary, appointed by the trustee board, undertakes a local funding valuation typically every three years. The most recent completed funding valuation for the principal defined benefit plan was undertaken as at December 31, 2020 and revealed a funding ratio of 103% and therefore no sponsor contributions (except for salary sacrifice contributions) were payable under the schedule of contributions.
▪Under the Pension Protection Act, US pension plans are subject to minimum required contribution levels based on the funding position. No contributions are required based on the most recent funding valuation.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
18 – RETIREMENT BENEFITS continued
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
▪rates of increase in pensionable remuneration, pensions in payment and health-care costs: historical experience and management’s long-term expectation;
▪discount rates: prevailing long-term AA corporate bond yields, chosen to match the currency and duration of the relevant obligation; and
▪mortality rates: published standard mortality tables for the individual countries concerned adjusted for Shell experience where statistically significant.
The weighted averages for those assumptions and related sensitivity information at December 31 are presented below. Sensitivity information indicates by how much the defined benefit obligations would increase or decrease if a given assumption were to increase or decrease with no change in other assumptions. The sensitivity analyses may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation from one another. The weighted averages are at nominal terms and based on market expectations at December 31, 2021.

			$ million, except where indicated
			Effect of using alternative assumptions
	Assumptions used at nominal rates		Increase/(decrease) in defined benefit obligations
	Dec 31, 2021	Dec 31, 2020	Range of assumptions	Dec 31, 2021		Dec 31, 2020
Rate of increase in pensionable remuneration [A]	3.4%	3.9%	-1% to +1%	(1,519)	1,672	(1,780)	1,948
of which The Netherlands	2.8%	3.5%
of which UK	3.6%	3.6%
of which USA	4.1%	4.9%
Rate of increase in pensions in payment	2.0%	1.6%	-1% to +1%	(9,908)	12,171	(10,937)	13,523
of which The Netherlands	2.2%	1.5%
of which UK	3.0%	2.7%
of which USA	—%	—%
Discount rate for pension plans	2.0%	1.5%	-1% to +1%	18,954	(14,599)	21,463	(16,382)
of which The Netherlands	1.2%	0.7%
of which UK	1.9%	1.5%
of which USA	2.9%	2.6%
Inflation rate for defined benefit obligation [B]	2.1%	1.7%	-1% to +1%	(10,691)	13,325	(11,514)	14,414
of which The Netherlands	2.2%	1.5%
of which UK	3.2%	2.8%
Expected age at death for persons aged 60:
Men	87 years	87 years	-1 year to +1 year	(1,946)	1,937	(2,022)	2,112
of which The Netherlands	88 years	88 years
of which UK	88 years	88 years
of which USA	85 years	85 years
Women	89 years	88 years	-1 year to +1 year	(1,863)	1,972	(1,985)	2,070
of which The Netherlands	89 years	89 years
of which UK	90 years	90 years
of which USA	86 years	86 years
Rate of increase in health-care costs [C]	6.2%	6.0%	-1% to +1%	(513)	630	(605)	751
Discount rate for health-care plans [C]	2.9%	2.6%	-1% to +1%	678	(539)	791	(624)
[A] Based on active members.
[B] Excluding US funds in the weighted average inflation rate, because of the insignificant impact on the defined benefit obligation.
[C] Mainly related to post-retirement medical benefits in the USA.

19 – DECOMMISSIONING AND OTHER PROVISIONS

	$ million
	Decommissioning and restoration		Onerous contracts	Legal	Environmental	Redundancy	Other	Total
At January 1, 2021
Current [A]	900		532	521	273	673	723	3,622
Non-current [A]	22,081		1,207	1,229	952	265	1,382	27,116
	22,981		1,739	1,750	1,225	938	2,105	30,738
Additions	1,040	[B]	229	197	153	991	752	3,362
Amounts charged against provisions	(662)		(264)	(340)	(154)	(733)	(292)	(2,445)
Accretion expense	405		14	11	9	1	10	450
Disposals and liabilities classified as held for sale [A]	(819)		—	(5)	(17)	(1)	(27)	(869)
Remeasurements and other movements [C]	(609)		(36)	(196)	(11)	(512)	(339)	(1,703)
Currency translation differences	(252)		—	(6)	(26)	(39)	(68)	(391)
	(897)		(57)	(339)	(46)	(293)	36	(1,596)
At December 31, 2021
Current	871		653	270	332	410	802	3,338
Non-current	21,213		1,029	1,141	847	235	1,339	25,804
	22,084		1,682	1,411	1,179	645	2,141	29,142

At January 1, 2020
Current	755		79	626	263	295	793	2,811
Non-current	18,264		17	1,185	934	220	1,179	21,799
	19,019		96	1,811	1,197	515	1,972	24,610
Additions	1,697	[B]	1,722	502	199	986	664	5,770
Amounts charged against provisions	(433)		(71)	(522)	(138)	(375)	(317)	(1,856)
Accretion expense	448		3	17	21	1	7	497
Disposals and liabilities classified as held for sale [A]	(348)		(11)	—	(7)	—	(9)	(375)
Remeasurements and other movements [C]	2,090		—	(59)	(73)	(241)	(265)	1,452
Currency translation differences	508		—	1	26	52	53	640
	3,962		1,643	(61)	28	423	133	6,128
At December 31, 2020
Current [A]	900		532	521	273	673	723	3,622
Non-current [A]	22,081		1,207	1,229	952	265	1,382	27,116
	22,981		1,739	1,750	1,225	938	2,105	30,738
[A] As from 2021, liabilities associated with assets classified as held for sale are presented separately. Prior period comparatives have been revised to conform with current year presentation. (See Note 30)
[B] Includes $823 million (2020: $798 million) additions for the recognition of decommissioning and restoration provisions in Integrated Gas and Upstream and $217 million (2020: $899 million) for the recognition of decommissioning and restoration provisions for manufacturing facilities in Oil Products and Chemicals.
[C] Includes the reversal of $1,095 million (2020: $528 million) of unused provisions.
The amount and timing of settlement in respect of these provisions are uncertain and dependent on various factors that are not always within management’s control. Reviews of estimated future decommissioning and restoration costs and the discount rate applied are carried out regularly. The discount rate applied at December 31, 2021, was 2% (2020: 1.75%). An increase of 0.5% or a decrease of 0.5% in the discount rate could result in a decrease of $1.5 billion (2020: $1.7 billion) or an increase of $1.7 billion (2020: $2.2 billion) of decommissioning and restoration provisions, respectively. Such increase or decrease will be reflected in the carrying amount of the related asset. Where applicable that carrying amount is tested for impairment.
In 2021, there was a decrease of around $700 million (2020: increase of $3,999 million) in the decommissioning and restoration provision as a result of the change in the discount rate, partly offset by an increase in the provision resulting from changes in cost estimates of around $140 million (2020: decrease of $1,909 million), reported within remeasurements and other movements.
Of the decommissioning and restoration provision at December 31, 2021, an estimated $3,863 million is expected to be utilised within one to five years, $3,584 million within six to 10 years, and the remainder in later periods.
Legal provisions at December 31, 2021, include legal proceedings in Integrated Gas at $669 million, Upstream $94 million, Oil Products $255 million and Chemicals $393 million.
Other provisions at December 31, 2021, include amounts recognised in respect of employee benefits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
20 – FINANCIAL INSTRUMENTS
Financial instruments in the Consolidated Balance Sheet include investments in securities (see Note 11), cash and cash equivalents (see Note 14), debt (see Note 15) and derivative contracts.
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
Interest rate risk
Most debt is raised from central borrowing programmes. Shell’s policy continues to be to have debt principally denominated in dollars and to maintain a largely floating interest rate exposure profile; however, Shell has issued a significant amount of fixed rate debt in recent years, taking advantage of historically low interest rates available in debt markets. As a result, the majority of the debt portfolio at December 31, 2021, is at fixed rates and this reduces Shell’s adverse exposure to rising floating dollar interest rates (see Note 2).
The financing of most subsidiaries is structured on a floating-rate basis, and any further interest rate risk management is only applied under exceptional circumstances.
On the basis of the floating-rate net cash position at December 31, 2021, (both issued and hedged), and assuming other factors (principally foreign exchange rates and commodity prices) remained constant and that no further interest rate management action was taken, an increase in interest rates of 1% would have increased 2021 income before taxation by $174 million (2020: $62 million increase, based on the floating rate net cash position at December 31, 2020).
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
Foreign exchange gains and losses arise in the normal course of business from the recognition of receivables and payables and other monetary items in currencies other than an entity’s functional currency. Foreign exchange risk may also arise in connection with capital expenditure. For major projects, an assessment is made at the final investment decision stage of whether to hedge any resulting exposure.
Assuming other factors (principally interest rates and commodity prices) remained constant and that no further foreign exchange risk management action were taken, a 10% appreciation against the dollar at December 31 of the main currencies to which Shell is exposed would have the following effects:

	$ million
	Increase/(decrease) in income before taxation		Increase in net assets
	2021	2020	2021	2020
10% appreciation against the dollar of:
Euro	(123)	(263)	601	451
Malaysian ringgit	119	255	399	270
Australian dollar	(3)	179	591	598
Sterling	(180)	(166)	738	328
Canadian dollar	(44)	1	1,439	1,299

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
Commodity price risk
Certain subsidiaries have a mandate to trade crude oil, natural gas, LNG, refined products, chemical feedstocks, power and environmental certificates, and to use commodity derivative contracts (forwards, futures, swaps and options) as a means of managing price and timing risks arising from this trading activity. In effecting these transactions, the entities concerned operate within procedures and policies designed to ensure that risks, including those relating to the default of counterparties, are managed within authorised limits.
Value-at-risk (VAR) techniques based on variance/covariance or Monte Carlo simulation models are used to make a statistical assessment of the market risk arising from possible future changes in market values over a 1-day holding period and within a 95% confidence level. The calculation of potential changes in fair value takes into account positions, the history of price movements and the correlation of these price movements. Models are regularly reviewed against actual fair value movements to ensure integrity is maintained. The VAR average and year-end positions in respect of commodities traded in active markets, which are presented in the table below, are calculated on a diversified basis in order to reflect the effect of offsetting risk within combined portfolios.
Value-at-risk (pre-tax)

				$ million
		2021		2020
	Average	Year-end	Average	Year-end
Global oil	26	30	32	24
North America gas and power	12	15	11	14
Europe gas and power	11	13	8	11
Environmental certificates	8	10	6	7

Furthermore, commodity derivative hedge contracts are used to partially mitigate price volatility on future LNG sales and purchases.
As the underlying physical commodity LNG is accounted for an accrual basis (see Note 2) and commodity derivatives are accounted for on a fair-value basis, this creates an accounting mismatch over periods. The fair value accounting of commodity derivatives can result in gains or losses in the income statement, which for adjusted earnings are part of identified items.
These derivative contracts are based on a mix of European and North American gas price indices, global crude price indices and Asian LNG price indices. Shell has seen high volatility in these gas price markets in 2021. On that basis a sensitivity analysis has been performed for a 50% price increase or decrease of this basket of derivative contracts at year-end 2021, which would result in a gain or loss of $0.3 billion (pre-tax) in the income statement.
Credit risk
Policies are in place to ensure that sales of products are made to customers with appropriate creditworthiness. These policies include credit analysis and monitoring of trading partners against counterparty credit limits. Credit information is regularly shared between business and finance functions, with dedicated teams in place to quickly identify and respond to cases of credit deterioration. Mitigation measures are defined and implemented for higher-risk business partners and customers, and include shortened payment terms, collateral or other security posting and vigorous collections. In addition, policies limit the amount of credit exposure to any individual financial institution. There are no material concentrations of credit risk, with individual customers or geographically.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
20 – FINANCIAL INSTRUMENTS continued
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
2021

						$ million
			Amounts offset		Amounts not offset
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:
Within trade receivables	20,561	11,937	8,624	164	283	8,177
Within derivative financial instruments	48,813	39,819	8,994	902	3,098	4,994
Liabilities:
Within trade payables	19,347	11,935	7,412	61	283	7,068
Within derivative financial instruments	54,534	40,350	14,184	697	3,109	10,378
2020

						$ million
			Amounts offset		Amounts not offset
	Gross amounts before offset	Amounts offset	Net amounts as presented	Cash collateral received/pledged	Other offsetting instruments	Net amounts
Assets:
Within trade receivables	10,658	6,470	4,188	14	79	4,095
Within derivative financial instruments	12,798	6,125	6,673	1,573	1,750	3,350
Liabilities:
Within trade payables	10,580	6,467	4,113	1	79	4,033
Within derivative financial instruments	10,502	5,893	4,609	797	1,761	2,051
Amounts not offset principally relate to contracts where the intention to settle on a net basis was not clearly established at December 31.
The carrying amount of financial assets pledged as collateral for liabilities or contingent liabilities at December 31, 2021, presented within trade and other receivables, was $6,968 million (2020: $1,909 million). The carrying amount of collateral held at December 31, 2021, presented within trade and other payables, was $1,909 million (2020: $1,675 million). Collateral mainly relates to initial margins held with commodity exchanges and over-the-counter counterparty variation margins. Some derivative contracts are fully cash collateralised, thereby eliminating both counterparty risk and the Group’s own non-performance risk.
Liquidity risk
Liquidity risk is the risk that suitable sources of funding for Shell’s business activities may not be available. Management believes that it has access to sufficient debt funding sources (capital markets) and to undrawn committed borrowing facilities to meet foreseeable requirements. Information about borrowing facilities is presented in Note 15.
Interbank Offered Rate (IBOR) reform
USD London Interbank Offered Rate (LIBOR) is the most significant IBOR for Shell. USD LIBOR will transition immediately after June 30, 2023. Significant IBOR exposures, disaggregated by tenure at December 31, 2021, are as follows:

			$ million
			December 31, 2021
	Non-derivative financial assets - carrying value	Non-derivative financial liabilities - carrying value	Derivatives - Nominal amount
USD LIBOR (1 month)	62	—
USD LIBOR (3 months)	1,155	1,200	5,828
USD LIBOR (6 months)	75
Cross-currency interest rate swaps:
EUR Fixed to USD LIBOR (3 months)			8,311
GBP Fixed to USD LIBOR (3 months)			1,227
CHF Fixed to USD LIBOR (3 months)			1,359
MYR LIBOR (3 months) to USD LIBOR (3 months)			360
Total	1,292	1,200	17,085

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
2021

							$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	237	—	237	24	14	38	199
Forward foreign exchange contracts	—	456	456	—	280	280	176
Currency swaps and options	277	22	299	860	33	893	(594)
Commodity derivatives	12	10,979	10,991	—	15,732	15,732	(4,741)
Other contracts	—	201	201	—	255	255	(54)
Total	526	11,658	12,184	884	16,314	17,198	(5,014)
2020

							$ million
	Assets			Liabilities
	Designated	Not designated	Total	Designated	Not designated	Total	Net
Interest rate swaps	451	—	451	26	22	48	403
Forward foreign exchange contracts	—	276	276	—	651	651	(375)
Currency swaps and options	1,890	13	1,903	280	63	343	1,560
Commodity derivatives	—	5,534	5,534	92	4,565	4,657	877
Other contracts	—	424	424	—	29	29	395
Total	2,341	6,247	8,588	398	5,330	5,728	2,860
Net losses before tax on derivative contracts, excluding those accounted for as hedges, were $8,377 million in 2021 (2020: $3,295 million gains; 2019: $2,004 million losses). As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of future purchases, sales and inventory. The losses in the current year are mainly related to gas and power trading in Europe to hedge supply and purchase contracts as well as inventory and to physical global LNG sales that are partially hedged through paper derivative positions. As from 2020, what is reported includes realised gains and losses on physical commodity derivatives (arising up to the point of settlement), resulting in what is reported includes $807 million of realised losses in 2021 (2020: $2,216 million gains). As from 2021, the disclosure applies the International Financial Reporting Interpretation Committee (IFRIC) guidance concerning the physical settlement of a contract to buy or sell a non-financial item, irrespective of whether the sales and purchases are presented on a gross or net basis. Comparative numbers have been revised to conform with the current year presentation. In 2020, the disclosure of net gains of $3,295 million (of which realised gains and losses on physical commodity contracts were $2,216 million) applied the IFRIC guidance only to physical derivatives where the subsequent sales and purchases were presented on a gross basis. The $2,216 million comparative was disclosed on its net basis of $597 million related to the aforementioned IFRIC guidance.
Certain contracts, mainly to hedge price risk relating to forecast commodity transactions, were designated in cash flow hedging relationships and are presented after the offset of related margin balances with exchanges. Contracts to hedge foreign exchange risks were also designated in cash flow hedging relationships and the net carrying amount of these contracts at December 31, 2021, was a liability of $173 million (2020: $556 million asset). See Note 23 for the accumulated balance recognised within other comprehensive income.
Certain interest rate and currency swaps were designated in fair value hedges, principally in respect of debt for which the net carrying amount of the related derivative contracts, net of accrued interest, at December 31, 2021, was a liability of $250 million (2020: $1,422 million asset).
In 2021, €3 billion (2020: €3 billion) of debt instruments were designated as hedges of net investments in foreign operations, relating to the foreign exchange risk arising between certain intermediate holding companies and their subsidiaries. See Note 23 for the accumulated balance recognised within other comprehensive income.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
20 – FINANCIAL INSTRUMENTS continued
Other contracts include certain contracts that are held to sell or purchase commodities and others containing embedded derivatives, which are required to be recognised at fair value because of pricing or delivery conditions, even though they were entered into to meet operational requirements. These contracts are expected to mature in 2022-2025, with certain contracts having early termination rights (for either party). Valuations are derived from quoted market prices.
The contractual maturities of derivative liabilities at December 31 compare with their carrying amounts in the Consolidated Balance Sheet as follows:
2021

									$ million
	Contractual maturities
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	Between 4 and 5 years	5 years and later	Total	Difference from carrying amount [A]	Carrying amount
Interest rate swaps	13	13	5	4	3	4	42	(4)	38
Forward foreign exchange contracts	170	40	114	—	—	—	324	(44)	280
Currency swaps and options	321	150	159	287	356	808	2,081	(1,188)	893
Commodity derivatives	12,614	1,401	783	274	158	531	15,761	(29)	15,732
Other contracts	222	34	—	—	—	—	256	(1)	255
Total	13,340	1,638	1,061	565	517	1,343	18,464	(1,266)	17,198
[A] Mainly related to the effect of discounting.
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
Fair value measurements
The net carrying amounts of derivative contracts held at December 31, categorised according to the predominant source and nature of inputs used in determining the fair value of each contract, were as follows:
2021

				$ million
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	—	199	—	199
Forward foreign exchange contracts	—	176	—	176
Currency swaps and options	—	(594)	—	(594)
Commodity derivatives	41	(5,171)	389	(4,741)
Other contracts	6	(60)	—	(54)
Total	47	(5,450)	389	(5,014)

2020

				$ million
	Prices in active markets for identical assets/liabilities	Other observable inputs	Unobservable inputs	Total
Interest rate swaps	—	403	—	403
Forward foreign exchange contracts	—	(375)	—	(375)
Currency swaps and options	—	1,560	—	1,560
Commodity derivatives	37	(237)	1,077	877
Other contracts	20	375	—	395
Total	57	1,726	1,077	2,860
Net carrying amounts of derivative contracts measured using predominantly unobservable inputs

		$ million
	2021	2020
At January 1	1,077	754
Net (losses)/gains recognised in revenue	(569)	564
Purchases	440	217
Sales	(442)	(450)
Settlements	(32)	(9)
Recategorisations (net)	(87)	(12)
Currency translation differences	2	13
At December 31	389	1,077
Included in net (losses)/gains recognised in revenue in 2021 were unrealised net losses totalling $175 million relating to assets and liabilities held at December 31, 2021 (2020: $743 million gains).
Unrecognised day one gains or losses
Certain long-term commodity purchase contracts extend to periods where observable pricing data are limited and so their value may include estimates for a portion of the value. Where this is more than an insignificant part of the overall contract valuation, any gains or losses will be deferred. Valuation techniques are further described in Note 2. The unrecognised gains on these derivative contracts at December 31, 2021, were as follows:

		$ million
	2021	2020
At January 1	968	929
Movements	56	39
At December 31	1,024	968

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
21 – SHARE CAPITAL
Issued and fully paid ordinary shares of €0.07 each [A]

	Number of shares		Nominal value ($ million)
	A	B	A	B	Total
At January 1, 2021	4,101,239,499	3,706,183,836	345	306	651
Repurchases of shares	—	(123,290,882)	—	(10)	(10)
At December 31, 2021	4,101,239,499	3,582,892,954	345	296	641
At January 1, 2020	4,151,787,517	3,729,407,107	349	308	657
Repurchases of shares	(50,548,018)	(23,223,271)	(4)	(2)	(6)
At December 31, 2020	4,101,239,499	3,706,183,836	345	306	651
[A] Share capital at December 31, 2021, and 2020, also included 50,000 issued and fully paid sterling deferred shares of £1 each.
At the Company’s Annual General Meeting (AGM) on May 18, 2021, the Board was authorised to allot ordinary shares in the Company, and to grant rights to subscribe for or to convert any security into ordinary shares in the Company, up to an aggregate nominal amount of €182.1 million (representing 2,602 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 18, 2022, and the end of the AGM to be held in 2022, unless previously renewed, revoked or varied by the Company in a general meeting.
At the May 18, 2021, AGM, shareholders granted the Company the authority to repurchase up to 780 million ordinary shares (excluding any treasury shares), renewing the authority granted by the shareholders at previous AGMs. The authority will expire at the earlier of the close of business on August 18, 2022, and the end of the AGM of the Company to be held in 2022. Ordinary shares purchased by the Company pursuant to this authority will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.
Subsequent to the balance sheet date, one line of shares was established through assimilation of A shares and B shares into a single line of ordinary shares of the Company. This assimilation had no impact on voting rights or dividend entitlements. (See Note 32)

22 – SHARE-BASED COMPENSATION PLANS AND SHARES HELD IN TRUST
Share-based compensation expense

	$ million
	2021	2020	2019
Equity-settled [A]	539	359	537
Total	539	359	537
[A] On an incidental basis awards may be cash-settled, where an equity settlement is not possible under local regulations.
The principal share-based employee compensation plans are the PSP and LTIP. Awards of shares and American Depositary Shares (ADS) of the Company under the PSP and LTIP are granted upon certain conditions to eligible employees. The actual amount of shares that may vest ranges from 0% to 200% of the awards, depending on the outcomes of prescribed performance conditions over a three-year period beginning on January 1 of the award year. On June 18, 2021, the Company granted all eligible employees a single Powering Progress shares award with vesting date in June 2022. Shares and ADSs vest for nil consideration.
Share awards

	Number of A shares (million)	Number of B shares (million)	Number of A ADSs (million)	Weighted Average remaining contractual life (years)
At January 1, 2021	29	10	8	1.0
Granted	20	6	4
Vested	(9)	(3)	(2)
Forfeited	(2)	(1)	(1)
At December 31, 2021	38	12	9	1.2
At January 1, 2020	29	10	8	1.0
Granted	10	4	3
Vested	(9)	(4)	(3)
Forfeited	(1)	—	—
At December 31, 2020	29	10	8	1.0

Other plans offer eligible employees opportunities to acquire shares and ADSs of the Company or receive cash benefits measured by reference to the Company’s share price.
Shell employee share ownership trusts and trust-like entities purchase the Company’s shares in the open market to meet delivery commitments under employee share plans. At December 31, 2021, they held 15.6 million A shares (2020: 14.3 million), 4.5 million B shares (2020: 5.2 million) and 4.5 million A ADSs (2020: 5.1 million).
23 – OTHER RESERVES
Other reserves attributable to Shell plc shareholders

	$ million
	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2021	37,298	154	129	906	(25,735)	12,752
Other comprehensive income attributable to Shell plc shareholders	—	—	—	—	6,134	6,134
Transfer from other comprehensive income	—	—	—	—	(45)	(45)
Repurchases of shares	—	—	10	—	—	10
Share-based compensation	—	—	—	58	—	58
At December 31, 2021	37,298	154	139	964	(19,646)	18,909
At January 1, 2020	37,298	154	123	1,049	(24,173)	14,451
Other comprehensive loss attributable to Shell plc shareholders	—	—	—	—	(1,832)	(1,832)
Transfer from other comprehensive income	—	—	—	—	270	270
Repurchases of shares	—	—	6	—	—	6
Share-based compensation	—	—	—	(143)	—	(143)
At December 31, 2020	37,298	154	129	906	(25,735)	12,752
At January 1, 2019	37,298	154	95	1,098	(22,030)	16,615
Other comprehensive income attributable to Shell plc shareholders	—	—	—	—	(2,069)	(2,069)
Transfer from other comprehensive income	—	—	—	—	(74)	(74)
Repurchases of shares	—	—	28	—	—	28
Share-based compensation	—	—	—	(49)	—	(49)
At December 31, 2019	37,298	154	123	1,049	(24,173)	14,451
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
The share plan reserve is in respect of equity-settled share-based compensation plans (see Note 22). The movement comprises the net of the charge for the year and the release as a result of vested awards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
23 – OTHER RESERVES continued
Accumulated other comprehensive income comprises the following:
Accumulated other comprehensive income attributable to Shell plc shareholders

								$ million
	Currency translation differences	Equity instruments remeasurements	Debt instruments remeasurements	Cash flow hedging (losses)/gains	Net investment hedging (losses)/gains	Deferred cost of hedging	Retirement benefits remeasurements	Total
At January 1, 2021	(8,175)	1,144	31	(485)	(2,439)	(187)	(15,624)	(25,735)
Recognised in other comprehensive income	(1,841)	180	(23)	88	295	(145)	10,191	8,745
Reclassified to income	368	—	(5)	(38)	—	92	—	417
Reclassified to the balance sheet	—	—	—	(13)	—	—	—	(13)
Reclassified to retained earnings	—	(45)	—	—	—	—	—	(45)
Tax on amounts recognised/reclassified	60	(35)	—	(16)	—	14	(2,993)	(2,970)
Total, net of tax	(1,413)	100	(28)	21	295	(39)	7,198	6,134
Share of joint ventures and associates	(36)	50	—	(72)	—	—	(48)	(106)
Other comprehensive income/(loss) for the period	(1,449)	150	(28)	(51)	295	(39)	7,150	6,028
Less: non-controlling interest	61	—	—	—	—	—	—	61
Attributable to Shell plc shareholders	(1,388)	150	(28)	(51)	295	(39)	7,150	6,089
At December 31, 2021	(9,563)	1,294	3	(536)	(2,144)	(226)	(8,474)	(19,646)
January 1, 2020	(9,415)	793	8	(233)	(2,016)	(287)	(13,023)	(24,173)
Recognised in other comprehensive income	1,204	68	31	(9)	(423)	17	(3,455)	(2,567)
Reclassified to income	(28)	—	(8)	(173)	—	94	—	(115)
Reclassified to the balance sheet	—	—	—	16	—	—	—	16
Reclassified to retained earnings	—	169	—	—	—	—	101	270
Tax on amounts recognised/reclassified	3	(4)	—	6	—	(11)	753	747
Total, net of tax	1,179	233	23	(160)	(423)	100	(2,601)	(1,649)
Share of joint ventures and associates	51	118	—	(92)	—	—	—	77
Other comprehensive loss for the period	1,230	351	23	(252)	(423)	100	(2,601)	(1,572)
Less: non-controlling interest	10	—	—	—	—	—	—	10
Attributable to Shell plc shareholders	1,240	351	23	(252)	(423)	100	(2,601)	(1,562)
At December 31, 2020	(8,175)	1,144	31	(485)	(2,439)	(187)	(15,624)	(25,735)
At January 1, 2019	(9,722)	906	(21)	117	(2,025)	(353)	(10,932)	(22,030)
Recognised in other comprehensive income	302	(17)	24	(592)	13	9	(3,106)	(3,367)
Reclassified to income	38	—	5	268	—	86	—	397
Reclassified to the balance sheet	—	—	—	11	—	—	—	11
Reclassified to retained earnings	—	(85)	—	—	—	—	11	(74)
Tax on amounts recognised/reclassified	4	(13)	—	37	(4)	(29)	1,004	999
Total, net of tax	344	(115)	29	(276)	9	66	(2,091)	(2,034)
Share of joint ventures and associates	(2)	2	—	(74)	—	—	—	(74)
Other comprehensive loss/income for the period	342	(113)	29	(350)	9	66	(2,091)	(2,108)
Less: non-controlling interest	(35)	—	—	—	—	—	—	(35)
Attributable to Shell plc shareholders	307	(113)	29	(350)	9	66	(2,091)	(2,143)
At December 31, 2019	(9,415)	793	8	(233)	(2,016)	(287)	(13,023)	(24,173)

24 – DIVIDENDS
Interim dividends

	$ per share			$ million
	2021	2020	2019	2021	2020	2019
A shares:
Cash:
March	0.1665	0.47	0.47	677	1,862	2,100
June	0.1735	0.16	0.47	698	653	2,062
September	0.24	0.16	0.47	974	654	2,007
December	0.24	0.1665	0.47	981	691	1,978
Total - A shares	0.82	0.9565	1.88	3,330	3,860	8,147
B shares:
Cash:
March	0.1665	0.47	0.47	613	1,620	1,775
June	0.1735	0.16	0.47	633	586	1,762
September	0.24	0.16	0.47	880	582	1,765
December	0.24	0.1665	0.47	865	622	1,749
Total - B shares	0.82	0.9565	1.88	2,991	3,410	7,051
Total				6,321	7,270	15,198
In addition, on February 3, 2022, the Directors announced a further interim dividend in respect of 2021 of $0.24 per ordinary share. The total dividend is estimated to be $1,830 million and is payable on March 28, 2022, to shareholders on the register at February 18, 2022.
Shareholders will be able to elect to receive their dividends in US dollars, euros or pounds sterling.

25 – EARNINGS PER SHARE

	2021	2020	2019
Income/(loss) attributable to Shell plc shareholders ($ million)	20,101	(21,680)	15,842

Weighted average number of A and B shares used as the basis for determining:
Basic earnings per share (million of shares)	7,761.7	7,795.6	8,058.3
Diluted earnings per share (million of shares)	7,806.8	7,795.6	8,112.5
Basic earnings per share are calculated by dividing the income attributable to Shell plc shareholders for the year by the weighted average number of A and B shares outstanding during the year. The weighted average number of shares outstanding excludes shares held in trust.
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
Earnings per share are identical for A and B shares.

26 – LEGAL PROCEEDINGS AND OTHER CONTINGENCIES
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
26 – LEGAL PROCEEDINGS AND OTHER CONTINGENCIES continued
In certain divestment transactions, liabilities related to decommissioning and restoration are de-recognised upon transfer of these obligations to the buyer. For certain of these obligations, Shell has issued guarantees to third parties and continues to be liable in case the primary obligor is not able to meet its obligation. These potential obligations arising from issuance of these guarantees are assessed to be remote.
Decommissioning and restoration of manufacturing facilities
Industry practice had been not to recognise decommissioning and restoration provisions associated with manufacturing facilities in Oil Products and Chemicals. This was on the basis that these assets were considered to have indefinite lives and, therefore, that it was considered remote that an outflow of economic benefits would be required.
In 2020, the changed macroeconomic fundamentals were considered, together with Shell’s plans to rationalise the Group’s manufacturing portfolio. It was also reconsidered whether it remained appropriate not to recognise decommissioning and restoration provisions for manufacturing facilities.
It was concluded that the assumption of indefinite lives for manufacturing facilities is no longer appropriate, and the need for either recognition of decommissioning and restoration provisions or contingent liability disclosure was reviewed. In 2020, provisions had been recognised for certain shorter-lived manufacturing facilities (see Note 19). For the remaining longer-lived facilities, where decommissioning would generally be more than 50 years away, it was concluded that, while there is a present obligation that has arisen from past events, the amount of the obligation cannot be measured with sufficient reliability. This conclusion was reached on the basis that the settlement dates are indeterminate; and that other estimates, such as extremely long-term discount rates for which there is no observable measure, are not reliable. Consequently, a decommissioning and restoration obligation exists that cannot be recognised or quantified and that is disclosed as a contingent liability.
Pesticide litigation
Shell Oil Company (SOC), along with another agricultural chemical pesticide manufacturer and several distributors, has been sued by public and quasi-public water purveyors, water storage districts, and private landowners alleging responsibility for groundwater contamination caused by applications of chemical pesticides. There are approximately 37 such cases currently pending, seven claims made but not yet filed, and an active subpoena for records. These matters assert various theories of strict liability and negligence, seeking to recover actual damages, including drinking well treatment and remediation costs. Most assert claims for punitive damages. While the Company continues to vigorously defend these actions, in January 2018 an environmental regulatory standard became effective in the State of California, where a majority of the suits are pending. The 2018 standard requires public water systems state-wide to perform quarterly or monthly sampling of their drinking water sources for a chemical contained in certain pesticides. Water systems deemed out of compliance with the regulatory standard must take corrective action to resolve the exceedance or take the potable water source out of service. In response to this regulatory standard, the Company monitors the sampling results to determine the number of wells potentially impacted. Based on the claims asserted and SOC’s history with regard to amounts paid to resolve varying actions, management does not expect the outcome of the matters pending at December 31, 2021, to have a material adverse impact on Shell. However, there remains a high degree of uncertainty regarding the potential outcome of some of these pending lawsuits, as well as their potential effect on future operations, earnings, cash flows and Shell’s financial condition.
Climate change litigation
In the USA, 21 lawsuits filed by several municipalities and/or states against oil and gas companies, including Shell plc, are pending as of December 31, 2021. The plaintiffs seek damages for a variety of claims including harm to their public and private infrastructure from rising sea levels and other alleged impacts of climate change caused by the defendants’ fossil fuel products. A similar suit has been filed by a crab-fishing industry group claiming harm to their fisheries as a result of alleged ocean-related impacts of climate change. In the Netherlands, in a case against Shell brought by a group of environmental non-governmental organisations (eNGOs) and individual claimants, the Court found that while Shell is not currently acting unlawfully, Shell must reduce the aggregate annual volume of CO2 emissions of Shell Group operations and energy-carrying products sold across Scopes 1, 2 and 3 by 45% (net) by the end of 2030 relative to its 2019 emissions levels. For Scopes 2 and 3, this is a significant best efforts obligation. Shell has appealed that ruling. Management believes the outcome of these matters should be resolved in a manner favourable to Shell, but there remains a high degree of uncertainty regarding the ultimate outcome of these lawsuits, as well as their potential effect on future operations, earnings, cash flows and Shell’s financial condition.
Louisiana coast litigation
The State of Louisiana and multiple local governments have initiated 43 lawsuits against more than 200 oil and gas companies, claiming either current or historical oil and gas operations caused or contributed to contamination, land loss and the erosion of the Louisiana coastline. Shell entities are named in 14 of the suits. Although the State and local parishes fail to claim specified amounts, these claims represent potentially material matters. The cases are of first impression, arise out of an untested 1980 Louisiana statute and represent a novel attempt to render illegal operations that federal and state agencies permitted and authorised at the time. Management believes the outcome of these matters should ultimately be resolved in a manner favourable to Shell; there remains a high degree of uncertainty, however, concerning the scope of the claims and the ultimate outcomes, as well as their potential effects on future operations, earnings, cash flows, reputation and Shell’s financial condition. The cases continue to go through jurisdictional challenges with respect to whether the cases should be tried in federal court or state court.
NAM (Groningen gas field) litigation
Since 1963 NAM – a joint venture between Shell and ExxonMobil (50:50) – has been producing gas from the Groningen field, the largest gas field in Western Europe. After smaller tremors in the 1990s and the late 2000s, an earthquake measuring 3.6 on the Richter scale occurred in 2012, causing damage to properties in the affected area, and the area continues to experience tremor/earthquake-type events. NAM has received more than 100,000 claims for physical damage to property – the majority of which have been successfully settled. The Dutch State has taken over the damage-claim-handling from NAM for all claim categories (strengthening, physical damage to property, housing value loss, emotional damages and loss of living enjoyment) while NAM remains financially responsible. In February 2022 NAM commenced arbitral proceedings against the State to get clarity on these financial responsibilities. NAM still faces claims in civil litigation from claimants who elect not to use the government arrangement or from claims pre-dating the governmental arrangements. These claims include, but are not limited to:
▪housing claims where NAM was found liable for value loss;
▪emotional damages and loss of living enjoyment, around 5,000 claimants; and
▪other civil litigation matters.
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
On January 27, 2017, the Nigeria Federal High Court issued an Interim Order of Attachment for Oil Prospecting Licence 245 (OPL 245), pending the conclusion of the investigation. SNEPCO applied for and was granted a discharge of this order on constitutional and procedural grounds. Also in Nigeria, in March 2017, criminal charges alleging official corruption and conspiracy to commit official corruption were filed against SNEPCO, one current Shell employee and third parties including ENI SpA and one of its subsidiaries. Those proceedings are in abeyance. In January 2020, criminal charges alleging disobeying direction of law related to tax waivers were filed in Nigeria against Shell Nigeria Ultra Deep Ltd., SNEPCO, and third parties including Nigeria Agip Exploration Limited (NAE). Those proceedings are ongoing. In March 2017, parties alleging to be shareholders of Malabu Oil and Gas Company Limited. (Malabu) filed two actions to challenge the 2011 settlement and the award of OPL 245 to SNEPCO and an ENI SpA subsidiary by the Federal Government of Nigeria. Both actions are currently stayed awaiting the outcome of appeals filed against procedural decisions. Those appeal proceedings are ongoing. On May 8, 2018, Human Environmental Development Agenda (HEDA) sought permission from the Federal High Court of Nigeria to apply for an order to direct the Attorney General of the Federation to revoke OPL 245 on grounds that the entire Malabu transaction in relation to the OPL is unconstitutional, illegal and void as it was obtained through fraudulent and corrupt practice. On July 3, 2019, the Nigerian Federal High Court upheld objections from SNEPCO and NAE and struck the lawsuit filed by HEDA. The suit was struck because of the statute of limitations and lack of jurisdiction to hear the matter. HEDA has appealed the judgement, which is ongoing.
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
On February 14, 2017, Shell plc received a notice of request for indictment from the Milan public prosecutor with respect to this matter. On December 20, 2017, Shell plc and four former Shell employees including one former executive were remanded to trial in Milan. On May 14, 2018, a trial commenced in the Court of Milan. The FRN was admitted as a civil claimant by a court decision on July 20, 2018. On September 18, 2018, Shell was joined to the proceedings as the civilly responsible party for the damages caused by the alleged illegal acts of the four former Shell employees. Three other Shell entities (Shell UK Ltd, Shell Petroleum Development Company of Nigeria Ltd. and Shell Exploration and Production Africa Ltd.) also joined the proceedings as responsible civile for their respective former employees at that phase of the proceedings. On March 17, 2021, the Court of Milan acquitted the Shell entities and four former Shell employees of all charges on the grounds that there was no case to answer. The Court of Milan published the full grounds for its decision on June 9, 2021. The decision is under appeal.
On September 20, 2018, a guilty judgement was filed by the Milan Judge of the Preliminary Hearing in a separate OPL 245 fast-track trial of two individuals, neither of whom worked for or on behalf of Shell. That decision was appealed to the Court of Appeal which rendered its judgement on June 24, 2021, acquitting both individuals. Separate OPL 245 pre-trial criminal proceedings are pending against another individual who also did not work for or on behalf of Shell.
In February 2019, we were informed by the Dutch Public Prosecutor’s Office (DPP) that they were nearing the conclusion of their investigation and preparing to prosecute Shell plc for criminal charges directly or indirectly related to the 2011 settlement of disputes over OPL 245 in Nigeria. On October 2, 2019, the US Department of Justice (DOJ) informed Shell that it was closing its inquiry into Shell in relation to OPL 245. We understand that the decision was based on the facts available to the DOJ, including ongoing legal proceedings in Europe. On April 22, 2020, the United States Securities and Exchange Commission notified us that it had also closed its inquiry into Shell in relation to OPL 245. There remains a high degree of uncertainty around the OPL 245 matters and contingencies discussed above, as well as their potential effect on future operations, earnings, cash flows and Shell’s financial condition. Accordingly, at this time, it is not practicable to estimate the magnitude and timing of any possible obligations or payments. Any violation of anti-bribery, anti-corruption or anti-money laundering legislation could have a material adverse effect on Shell plc’s earnings, cash flows and financial condition.
Simplification of share structure
On December 20, 2021, the Board decided to proceed with the simplification (as outlined in Note 1). Preceding this decision, a proposed bill on the Dutch dividend withholding tax (DWT) exit tax charge and subsequent amendments were submitted to the Dutch Parliament imposing a DWT exit tax charge on any company that transfers its tax residence to a country that does not levy dividend withholding tax, such as the UK. The amended bill was submitted to the Dutch Council of State for advice and is at an early stage of discussion in the Dutch Parliament. Having considered a range of factors including legal advice, following the transfer of the Company’s tax residence it is expected that the Company will ultimately not incur any DWT exit tax cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
27 – EMPLOYEES
Employee costs

	$ million
	2021	2020	2019
Remuneration	9,038	9,128	10,075
Social security contributions	819	793	844
Retirement benefits (see Note 18)	1,696	1,851	1,753
Share-based compensation (see Note 22)	539	359	537
Total [A]	12,092	12,131	13,209
[A] Excludes employees seconded to joint ventures and associates.
Average employee numbers

	Thousand
	2021	2020	2019
Integrated Gas	11	11	10
Upstream	12	14	14
Oil Products	30	34	32
Chemicals	2	2	4
Corporate [A]	27	25	23
Total [B]	82	86	83
[A] Includes all employees working in business service centres irrespective of the segment they support.
[B] Excludes employees seconded to joint ventures and associates (2021: 2,000 employees; 2020: 2,000 employees; 2019: 3,000 employees).

28 – DIRECTORS AND SENIOR MANAGEMENT
Remuneration of Directors of the Company

	$ million
	2021	2020	2019
Emoluments	12	6	8
Value of released awards under long-term incentive plans	5	6	12
Employer contributions to pension plans	1	1	1
Emoluments comprise salaries and fees, annual bonuses (for the period for which performance is assessed) and other benefits. The value of released awards under long-term incentive plans for the period is in respect of the performance period ending in that year. In 2021 retirement benefits were accrued in respect of qualifying services under defined benefit plans by two Directors.
Further information on the remuneration of the Directors can be found in the Directors’ Remuneration Report on pages 156-160.
Directors and Senior Management expense

	$ million
	2021	2020	2019
Short-term benefits	27	14	18
Retirement benefits	3	3	3
Share-based compensation	16	17	15
Termination and related amounts	2	2	2
Total	48	36	38
Directors and Senior Management comprise members of the Executive Committee and the Non-executive Directors of the Company.
Short-term benefits comprise salaries and fees, annual bonuses delivered in cash and shares (for the period for which performance is assessed), other benefits and employer social security contributions.

29 – AUDITOR’S REMUNERATION

	$ million
	2021	2020	2019
Fees in respect of the audit of the Consolidated and Parent Company Financial Statements, including audit of consolidation returns	39	36	32
Other audit fees, principally in respect of audits of accounts of subsidiaries	18	17	18
Total audit fees	57	53	50
Audit-related fees	3	3	4
Fees in respect of other non-audit services	3	2	—
Total	63	58	54
In addition, the auditor provided audit services to retirement benefit plans for employees of subsidiaries. Remuneration paid by those benefit plans amounted to $1 million in 2021 (2020: $1 million; 2019: $1 million).

30 - ASSETS HELD FOR SALE

			$ million
					2020
	Current	Non-current	Total	Current	Non-current	Total
Intangible assets	—	116	116	—	112	112
Property, plant and equipment	—	896	896	—	1,147	1,147
Trade and other receivables	349	71	420	—	—	—
Inventories	528	—	528	—	—	—
Assets classified as held for sale	877	1,083	1,960	—	1,259	1,259
Debt	257	199	456	—	—	—
Trade and other payables	235	140	375	—	—	—
Deferred tax	—	41	41	—	—	—
Retirement benefits	—	108	108	—	—	—
Decommissioning and other provisions	10	219	229	2	194	196
Income taxes payable	44	—	44	—	—	—
Liabilities directly associated with assets classified as held for sale	546	707	1,253	2	194	196
The carrying amount of assets classified as held for sale at December 31, 2021, is $1,960 million (2020: $1,259 million), with liabilities directly associated with assets classified as held for sale of $1,253 million (2020: $196 million).
At December 31, 2021, assets held for sale mainly referred to Shell's interest in two refineries within Oil Products. All transactions that resulted in the reclassification of assets held for sale at December 31, 2021, are either already completed in 2022 or are expected to be completed during the course of 2022.
At December 31, 2020, assets held for sale mainly referred to Integrated Gas. All transactions that resulted in assets held for sale reclassification at December 31, 2020, were completed in the first quarter of 2021.
31 – EMISSION SCHEMES AND RELATED ENVIRONMENTAL PROGRAMMES
Emission trading and related schemes
Generally, emission trading schemes (ETS) are mandated governmental schemes to control emission levels and enhance clean energy transition, allowing for the trading of emission certificates. In most ETS, governments set an emission cap for one or more sectors. Generally, entities in scope of the scheme are allowed to buy emission certificates to cover shortages or sell surplus emission certificates. In certain countries emissions are priced through a carbon tax. For Shell, the most significant carbon pricing mechanisms are established in Europe, North America, and Singapore.
Biofuel programmes
Biofuel programmes are mandated schemes that set binding national targets on the share of renewables in fuel consumption or measures on reducing GHG emissions by fuel suppliers. Biofuels are blended with existing fuels such as gasoline and diesel to reduce net emissions. The share of biofuel in the total sales mix of fuel is used to comply with regulatory requirements. This can be achieved by the blending of biofuels in refineries and/or distribution depots (self-blending), through import of biofuels (for jurisdictions that grant biofuels certificates at the point of import) or by the purchasing of certificates from third parties (for jurisdictions that have a tradable biofuel certificates mechanism). Biofuel programmes include also regulatory requirements to pay a levy for the combustion of fossil fuels, based on CO₂ emitted – mainly represented by the German Fuel Emissions Trading Act (BEHG) applying since January 1, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
31 – EMISSION SCHEMES AND RELATED ENVIRONMENTAL PROGRAMMES continued
Renewable power programmes
Renewable power programmes create a financial incentive to consume power that is sourced from renewable origins or require that a minimum percentage of power sold meets the green definition of the relevant standard. These regulations are typically accompanied by schemes supporting investments in the renewable technology. Renewable power programmes generally use certificates to monitor compliance, where renewable power certificates are granted for each MWh of energy generated that meets the predefined renewable criteria. Shell’s compliance obligation under renewable power programmes comes primarily from energy supply and results from regulations applying in Europe, North America and Australia.
Cost of emission schemes and related environmental programmes recognised in the Consolidated Statement of Income

	$ million
	2021		2020
ETS and related schemes	331		150
Biofuels [A]	2,609	[B]	1,137
Renewable power	455		364
Total	3,395		1,651
[A] Represents the cost of biofuel certificates required for compliance purposes over and above those generated from self-blending activities.
[B] Includes the cost under the German Fuel Emissions Trading Act (BEHG) applying since January 1, 2021.
Purchased environmental certificates (presented under Other Intangible assets, see Note 8) [A]

	$ million
	ETS and related schemes	Biofuels	Renewable power	Total
At January 1, 2021	157	780	76	1,013
Additions	292	2,450	405	3,147
Settlements	(115)	(754)	(355)	(1,224)
Other movements	(50)	(114)	(25)	(189)
At December 31, 2021	284	2,362	101	2,747
[A] Includes environmental certificates held for compliance purposes.
Obligation (presented under Other payables, see Note 16)

	$ million
	ETS and related schemes		Biofuels [B]	Renewable power	Total
At January 1, 2021
Current	(154)		(1,549)	(290)	(1,993)
Non-current	—		(54)	(6)	(60)
	(154)		(1,603)	(296)	(2,053)
Additions	(781)		(2,756)	(487)	(4,024)
Additions covered by government grants	456	[A]			456
Settlements	150		755	491	1,396
Other movements	59		160	(10)	209
	(116)		(1,841)	(6)	(1,963)

At December 31, 2021
Current	(270)		(3,262)	(273)	(3,805)
Non-current	—		(182)	(29)	(211)
	(270)		(3,444)	(302)	(4,016)
[A] Emission certificates that were allocated free of charge at an equivalent fair value at grant date.
[B] Includes the liability under the German Fuel Emissions Trading Act (BEHG) applying since January 1, 2021.

Environmental certificates acquired that are held for compliance purposes are recognised at cost under intangible assets. In addition, a portfolio of environmental certificates is held for trading purposes and classified under inventory (see Note 2 and Note 13). Environmental certificates held for trading purposes can be redesignated for compliance purposes and then settle compliance obligations.
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
The figures present compliance schemes only, excluding voluntary activities.

32 – POST-BALANCE SHEET EVENTS
On January 20, 2022, Shell completed the sale of its interest in Deer Park Refining Limited Partnership, a 50:50 joint venture between Shell Oil Company and P.M.I. Norteamerica, S.A. De C.V. (a subsidiary of Petroleos Mexicanos) for a total of $596 million, consisting of a combination of cash and debt.
On January 21, 2022, the Company changed its name from Royal Dutch Shell plc to Shell plc.
On January 29, 2022, one line of shares was established through assimilation of A shares and B shares into a single line of ordinary shares of the Company. This assimilation had no impact on voting rights or dividend entitlements. Dutch withholding tax, applied previously on dividends on A shares, no longer applies on dividends paid on the ordinary shares following assimilation.
On February 3, 2022, Shell announced the commencement of $8.5 billion of share buybacks for the first half of 2022. This comprises the remaining $5.5 billion of Permian divestment proceeds and $3.0 billion as part of the Company’s capital allocation framework, which includes shareholder distributions in the range of 20-30% of cash flow from operations. In the first tranche of this buyback programme, the Company has entered into an irrevocable, non-discretionary arrangement with a broker to enable the purchase of ordinary shares for a period up to and including May 4, 2022. The aggregate maximum consideration for the purchase of ordinary shares under the initial programme is $4.0 billion. All shares repurchased as part of this arrangement will be cancelled.
On February 11, 2022, Shell Pipeline Company LP announced it had made a non-binding offer to purchase all remaining common units held by the public representing limited partner interests in Shell Midstream Partners, L.P. (“SHLX”) for $12.89 per common unit in cash. At the date of the announcement, Shell and its affiliates owned approximately 68.5% of SHLX common units. The proposed transaction is subject to a number of contingencies, including the approval of the board of directors of SHLX and the satisfaction of any conditions to the consummation of a transaction set forth in any definitive agreement concerning the transaction. There can be no assurance that such definitive documentation will be executed or that any transaction will materialise on the terms described above or at all.
Russia’s recent invasion of Ukraine poses wide-ranging challenges. Given the evolving situation, there are many unknown factors and events that could materially impact our operations. These events have and continue to impact commodity prices, our supply chain, credit risks including those related to receivables, commodity trading, treasury and other factors. Any of these factors, individually or in aggregate, could have a material effect on our earnings, cash flows and financial condition.
On February 28, 2022, following Russia's invasion in Ukraine, Shell announced its intention to exit its ventures in Russia with Gazprom and related entities, and to end its involvement in the Nord Stream 2 pipeline project. At the end of 2021, Shell had around $3 billion in non-current assets in these ventures in Russia. In 2021, net income from Sakhalin Energy and Salym was $0.7 billion.
Subsequently, on March 8, 2022, Shell announced its intent to withdraw from its involvement in all Russian hydrocarbons, including crude oil, petroleum products, gas and LNG in a phased manner, aligned with new government guidance. As an immediate first step, Shell will stop all spot purchases of Russian crude oil. It will also shut its service stations, aviation fuels and lubricants operations in Russia. At the end of 2021, Shell had around $0.4 billion in non-current assets in its downstream operations in Russia.
It is expected that these decisions to start the process of exiting ventures with Gazprom and related entities, to end the involvement in the Nord Stream 2 pipeline project and to shut down its service stations, aviation fuels and lubricants operations in Russia will impact the carrying value of the related assets and lead to recognition of impairments in 2022. Details of Shell’s interest in the respective ventures and operations are as follows.
•Sakhalin-2: Shell has a 27.5% interest in Sakhalin-2, an integrated oil and gas project located on Sakhalin island, accounted for as an associate. Other ownership interests are Gazprom 50%, Mitsui 12.5%, Mitsubishi 10%.
•Salym: Shell has a 50% interest in Salym Petroleum Development N.V., a joint operation with Gazprom Neft that is developing the Salym fields in the Khanty Mansiysk Autonomous District of western Siberia.
•Gydan: A joint operation with Gazprom Neft (Shell interest 50%) to explore and develop blocks in the Gydan peninsula, in north-western Siberia. The project is in the exploration phase, with no production.
•Nord Stream 2: Shell is one of five energy companies which have each committed to provide financing and guarantees for up to 10% of the total cost of the project, which is accounted for as a long-term loan.
•Shell's downstream operations in Russia: Shell owns 100% of its downstream operations in Russia which consist of service stations, aviation fuels and lubricants operations.

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
In Shell, extractive activities, or oil and gas exploration and production activities, are undertaken within the Upstream segment, Integrated Gas segment and Oil Products segment (oil sands). Shell’s extractive activities do not represent the full extent of the Upstream, Integrated Gas and Oil Products activities and exclude downstream GTL, some LNG activities, Marketing business in Oil Products, Power and New Energies, trading and optimisation, as well as other non-extractive activities. As a result, the information in this extractive activities section is not suitable for modelling Shell’s integrated businesses, for which we refer to the segment information. Full segment information to the Consolidated Financial Statements is available on pages 223-226.
The information set out on pages 263-279 is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the Consolidated Financial Statements.
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
Subsidiaries’ proved reserves at December 31, 2021, were divided into 80% developed and 20% undeveloped on a barrel of oil equivalent basis. For the Shell share of joint ventures and associates, the proved reserves at December 31, 2021, were divided into 88% developed and 12% undeveloped on a barrel of oil equivalent basis.
Proved reserves are recognised under various forms of contractual agreements. Shell’s proved reserves volumes at December 31, 2021, present in agreements such as production-sharing contracts (PSC), tax/variable royalty contracts or other forms of economic entitlement contracts, where the Shell share of reserves can vary with commodity prices, were 1,835 million barrels of crude oil and natural gas liquids, and 12,804 thousand million standard cubic feet (scf) of natural gas.
Proved reserves cannot be measured exactly because estimation of reserves involves subjective judgement (see “Risk factors” on page 25 and our "Proved reserves assurance process” below). These estimates remain subject to revision and are unaudited supplementary information.
PROVED RESERVES ASSURANCE PROCESS
A central group of reserves experts, who on average have around 25 years’ experience in the oil and gas industry, undertake the primary assurance of the proved reserves bookings. This group of experts is part of the Resources Assurance and Reporting (RAR) organisation within Shell. A Vice President with 36 years’ experience in the oil and gas industry currently heads the RAR organisation. He is a member of the Society of Petroleum Engineers, Society of Petroleum Evaluation Engineers and holds a BA in mathematics from Oxford University and an MEng in Petroleum Engineering from Heriot-Watt University. The RAR organisation reports directly to an Executive Vice President of Finance, who is a member of the Upstream Reserves Committee (URC). The URC is a multidisciplinary committee consisting of senior representatives from the Finance, Legal, Integrated Gas and Upstream organisations. The URC reviews and endorses all major (larger than 20 million barrels of oil equivalent) proved reserves bookings and debookings and endorses the total aggregated proved reserves. Final approval of all proved reserves bookings remains with Shell’s CEO, and all proved reserves bookings are reviewed by Shell’s Audit Committee. The Internal Audit function also provides secondary assurance through audits of the control framework.
CRUDE OIL, NATURAL GAS LIQUIDS, SYNTHETIC CRUDE OIL AND BITUMEN
Shell subsidiaries’ proved reserves of crude oil, natural gas liquids (NGLs), synthetic crude oil and bitumen at the end of the year; their share of the proved reserves of joint ventures and associates at the end of the year; and the changes in such reserves during the year are set out on pages 263-265. Significant changes in these proved reserves are discussed below, where "revisions and reclassifications" are changes based on new information that resulted from development drilling, production history, and changes in economic factors.
PROVED RESERVES 2021–2020
Shell subsidiaries
Asia
The net increase of 121 million barrels in revisions and reclassifications was mainly in Kashagan and Upper Salym.
USA
The net increase of 119 million barrels in revisions and reclassifications was mainly in Mars and Stones.
The decrease of 136 million barrels in sales in place was in Permian.
The increase of 55 million barrels in extensions and discoveries was mainly in Whale Dev.
Canada
The net decrease of 90 million barrels in revisions and reclassifications was mainly in Jackpine Mine and Muskeg River mine.
South America
The net increase of 325 million barrels in revisions and reclassifications half of which was mainly in Mero.
The increase of 103 million barrels in extensions and discoveries was mainly in Mero.
Europe
The increase of 67 million barrels in revisions and reclassifications was mainly in Schiehallion and Val d'Agri.
Africa
The decrease of 53 million barrels in revisions and reclassifications was mainly in Nigeria.
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
South America
The net decrease of 82 million barrels in revisions and reclassifications was mainly in Brazil.

Proved developed and undeveloped reserves 2021

											Million barrels
					North America				South America
	Europe	Asia	Oceania	Africa	USA			Canada		Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	178	1,573	73	379	728	15	644	—	815	3,761	644	—	4,405
Revisions and reclassifications	67	121	18	(53)	119	—	(90)	—	325	597	(90)	—	507
Improved recovery	—	—	—	—	9	—	—	—	21	30	—	—	30
Extensions and discoveries	4	11	—	1	55	1	—	—	103	175	—	—	175
Purchases of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	(21)	(136)	(8)	—	—	—	(165)	—	—	(165)
Production [A]	(41)	(184)	(11)	(41)	(165)	(3)	(21)	—	(133)	(578)	(21)	—	(599)
At December 31	208	1,521	80	265	610	5	533	—	1,131	3,820	533	—	4,353
Shell share of joint ventures and associates
At January 1	6	210	—	—	—	—	—	—	—	216	—	—	216
Revisions and reclassifications	2	40	—	—	—	—	—	—	4	46	—	—	46
Improved recovery	—	—	—	—	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	2	2	—	—	2
Purchases of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(33)	—	—	—	—	—	—	(2)	(36)	—	—	(36)
At December 31	7	217	—	—	—	—	—	—	4	228	—	—	228

Total [B]	215	1,738	80	265	610	5	533	—	1,135	4,048	533	—	4,581
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	—	—	—	267	—	—	—	267	—	267
[A] Includes 1 million barrels consumed in operations for synthetic crude oil.
[B] As announced on February 28, 2022, Shell intends to exit its joint ventures with Gazprom and related entities, including our 27.5% interest in Sakhalin-2, our 50% interest in Salym Petroleum Development and our Gydan energy venture. As of December 31, 2021, we had proved reserves of 93 million barrels in crude oil. For more information See Note 32 on page 261.
Proved developed reserves 2021

											Million barrels
					North America				South America
	Europe	Asia	Oceania	Africa	USA			Canada		Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	103	1,417	69	316	539	12	644	—	674	3,130	644	—	3,774
At December 31	140	1,348	71	218	397	2	533	—	786	2,962	533	—	3,495
Shell share of joint ventures and associates
At January 1	6	192	—	—	—	—	—	—	1	199	—	—	199
At December 31	7	197	—	—	—	—	—	—	4	208	—	—	208
Proved undeveloped reserves 2021

											Million barrels
					North America				South America
	Europe	Asia	Oceania	Africa	USA			Canada					Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	76	156	5	63	189	3	—	—	141	633	—	—	633
At December 31	68	173	9	47	213	3	—	—	345	858	—	—	858
Shell share of joint ventures and associates
At January 1	—	18	—	—	—	—	—	—	—	18	—	—	18
At December 31	—	20	—	—	—	—	—	—	—	20	—	—	20

SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED) continued
Proved developed and undeveloped reserves 2020

											Million barrels
					North America				South America
	Europe	Asia	Oceania	Africa	USA			Canada		Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	274	1,551	121	395	982	18	607	—	1,033	4,374	607	—	4,981
Revisions and reclassifications	(46)	181	(41)	42	(116)	(2)	57	—	(82)	(63)	57	—	(6)
Improved recovery	—	—	—	—	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	14	—	—	27	7	—	—	—	48	—	—	48
Purchases of minerals in place	—	9	—	—	—	—	—	—	—	9	—	—	9
Sales of minerals in place	(1)	—	—	—	—	—	—	—	—	(1)	—	—	(1)
Production [A]	(49)	(182)	(7)	(58)	(165)	(9)	(20)	—	(136)	(606)	(20)	—	(626)
At December 31	178	1,573	73	379	728	15	644	—	815	3,761	644	—	4,405
Shell share of joint ventures and associates
At January 1	12	271	—	—	—	—	—	—	—	283	—	—	283
Revisions and reclassifications	(5)	(27)	—	—	—	—	—	—	—	(32)	—	—	(32)
Improved recovery	—	—	—	—	—	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	—	—	1	1	—	—	1
Purchases of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(34)	—	—	—	—	—	—	(1)	(36)	—	—	(36)
At December 31	6	210	—	—	—	—	—	—	—	216	—	—	216
Total	184	1,783	73	379	728	15	644	—	815	3,977	644	—	4,621
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	—	—	—	322	—	—	—	322	—	322
[A] Includes 1 million barrels consumed in operations for synthetic crude oil.
Proved developed reserves 2020

											Million barrels
					North America				South America
	Europe	Asia	Oceania	Africa	USA			Canada		Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	156	1,403	106	314	641	15	607	—	675	3,310	607	—	3,917
At December 31	103	1,417	69	316	539	12	644	—	674	3,130	644	—	3,774
Shell share of joint ventures and associates
At January 1	11	240	—	—	—	—	—	—	—	251	—	—	251
At December 31	6	192	—	—	—	—	—	—	1	199	—	—	199
Proved undeveloped reserves 2020

											Million barrels
					North America				South America
	Europe	Asia	Oceania	Africa	USA			Canada					Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	118	149	15	80	341	3	—	—	358	1,064	—	—	1,064
At December 31	76	156	5	63	189	3	—	—	141	633	—	—	633
Shell share of joint ventures and associates
At January 1	1	31	—	—	—	—	—	—	—	32	—	—	32
At December 31	—	18	—	—	—	—	—	—	—	18	—	—	18

Proved developed and undeveloped reserves 2019

											Million barrels
					North America				South America
	Europe	Asia	Oceania	Africa	USA			Canada		Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	368	1,502	129	420	1,017	23	661	—	1,027	4,486	661	—	5,147
Revisions and reclassifications	27	226	2	33	86	(2)	(34)	—	72	444	(34)	—	410
Improved recovery	—	—	—	—	—	—	—	—	4	4	—	—	4
Extensions and discoveries	—	7	—	6	74	11	—	—	60	158	—	—	158
Purchases of minerals in place	—	—	—	—	5	—	—	—	—	5	—	—	5
Sales of minerals in place	(65)	—	—	—	(29)	(2)	—	—	—	(96)	—	—	(96)
Production [A]	(56)	(184)	(10)	(64)	(171)	(12)	(20)	—	(130)	(627)	(20)	—	(647)
At December 31	274	1,551	121	395	982	18	607	—	1,033	4,374	607	—	4,981
Shell share of joint ventures and associates
At January 1	9	281	—	—	—	—	—	—	—	290	—	—	290
Revisions and reclassifications	4	21	—	—	—	—	—	—	—	25	—	—	25
Improved recovery	—	4	—	—	—	—	—	—	—	4	—	—	4
Extensions and discoveries	—	2	—	—	—	—	—	—	—	2	—	—	2
Purchases of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(37)	—	—	—	—	—	—	—	(38)	—	—	(38)
At December 31	12	271	—	—	—	—	—	—	—	283	—	—	283
Total	286	1,822	121	395	982	18	607	—	1,033	4,657	607	—	5,264
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	—	—	—	304	—	—	—	304	—	304
[A] Includes 1 million barrels consumed in operations for synthetic crude oil.
Proved developed reserves 2019

											Million barrels
					North America				South America
	Europe	Asia	Oceania	Africa	USA		Canada			Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	243	1,318	108	335	629	21	661	—	634	3,288	661	—	3,949
At December 31	156	1,403	106	314	641	15	607	—	675	3,310	607	—	3,917
Shell share of joint ventures and associates
At January 1	8	251	—	—	—	—	—	—	—	259	—	—	259
At December 31	11	240	—	—	—	—	—	—	—	251	—	—	251
Proved undeveloped reserves 2019

											Million barrels
					North America				South America
	Europe	Asia	Oceania	Africa	USA			Canada					Total
	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	Oil and NGL	Oil and NGL	Synthetic crude oil	Bitumen	All products
Shell subsidiaries
At January 1	124	185	21	85	388	2	—	—	394	1,199	—	—	1,199
At December 31	118	149	15	80	341	3	—	—	358	1,064	—	—	1,064
Shell share of joint ventures and associates
At January 1	1	30	—	—	—	—	—	—	—	31	—	—	31
At December 31	1	31	—	—	—	—	—	—	—	32	—	—	32

SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED) continued
NATURAL GAS
Shell subsidiaries’ proved reserves of natural gas at the end of the year, their share of the proved reserves of joint ventures and associates at the end of the year, and the changes in such reserves during the years are set out on pages 267-269. Significant changes in these proved reserves are discussed below. Volumes are not adjusted to standard heat content. Apart from integrated projects, volumes of gas are reported on an as-sold basis. The price used to calculate future revenue and cash flows from proved gas reserves is the contract price or the 12-month average on as-sold volumes. Volumes associated with integrated projects are those measured at a designated transfer point between the upstream and downstream portions of the integrated project. Natural gas volumes are converted into oil equivalent using a factor of 5,800 standard cubic feet (scf) per barrel.
PROVED RESERVES 2021–2020
Shell subsidiaries
Asia
The increase of 559 thousand million scf in extensions and discoveries was mainly in Jerun and Timi.
Oceania
The increase of 1,905 thousand million scf in revisions and reclassifications was mainly in Surat QGC, JanzIo and Prelude.
Europe
The increase of 838 thousand million scf in revisions and reclassifications was mainly in Ormen Lange.
South America
The increase of 535 thousand million scf in revisions and reclassifications mainly in Dolphin, Starfish and Mero.
The increase of 357 thousand million scf in extensions and discoveries was mainly in Cassra and Bounty.
Shell share of joint ventures and associates
Asia
The increase of 313 thousand million scf in revisions and reclassifications was mainly in South West Ampa.

PROVED RESERVES 2020–2019
Shell subsidiaries
Oceania
The net decrease of 3,512 thousand million scf in revisions and reclassifications was mainly in Gorgon, Jansz-Io and Surat QGC.
USA
The net decrease of 319 thousand million scf in revisions and reclassifications was mainly in Permian. The 542 thousand million scf of Sales of minerals in place was mainly in Tioga.

Proved developed and undeveloped reserves 2021

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	2,442	9,927	4,176	2,363	801	1,295	1,128	22,132
Revisions and reclassifications	838	(37)	1,905	(63)	90	123	535	3,391
Improved recovery	—	—	—	—	5	—	4	9
Extensions and discoveries	1	559	—	126	158	277	357	1,477
Purchases of minerals in place	1	—	—	—	—	—	—	1
Sales of minerals in place	—	—	—	(122)	(225)	(37)	—	(384)
Production [A]	(291)	(876)	(774)	(288)	(214)	(118)	(271)	(2,831)
At December 31	2,991	9,573	5,307	2,016	615	1,540	1,753	23,795
Shell share of joint ventures and associates
At January 1	262	3,678	41	—	—	—	1	3,982
Revisions and reclassifications	210	313	51	—	—	—	3	577
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	—	—	—	—	—	—	2	2
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production [B]	(160)	(431)	(21)	—	—	—	—	(612)
At December 31	312	3,560	71	—	—	—	6	3,949
Total [C]	3,303	13,133	5,378	2,016	615	1,540	1,759	27,744
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	—	—	—	—	—
[A] Includes 232 thousand million standard cubic feet consumed in operations.
[B] Includes 41 thousand million standard cubic feet consumed in operations.
[C] As announced on February 28, 2022, Shell intends to exit its joint ventures with Gazprom and related entities, including our 27.5% interest in Sakhalin-2, our 50% interest in Salym Petroleum Development and our Gydan energy venture. As of December 31, 2021, we had proved reserves of 980 thousand million cubic feet in natural gas. For more information See Note 32 on page 261 .
Proved developed reserves 2021

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	1,590	9,675	3,656	1,341	670	720	924	18,576
At December 31	2,532	8,789	4,089	981	373	757	1,301	18,822
Shell share of joint ventures and associates
At January 1	227	3,175	42	—	—	—	1	3,445
At December 31	265	3,097	71	—	—	—	6	3,439
Proved undeveloped reserves 2021

				Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	852	252	520	1,022	132	575	203	3,556
At December 31	459	784	1,218	1,035	242	783	452	4,973
Shell share of joint ventures and associates
At January 1	35	502	—	—	—	—	—	537
At December 31	47	463	—	—	—	—	—	510

SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED) continued
Proved developed and undeveloped reserves 2020

						Thousand million standard cubic feet
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Shell subsidiaries
At January 1	2,998	10,618	8,360	2,608	1,868	1,281	1,259	28,992
Revisions and reclassifications	(209)	249	(3,512)	93	(319)	59	162	(3,477)
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	—	2	33	5	66	122	—	228
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	(28)	(29)	—	—	(542)	—	—	(599)
Production [A]	(319)	(913)	(705)	(343)	(272)	(167)	(293)	(3,012)
At December 31	2,442	9,927	4,176	2,363	801	1,295	1,128	22,132
Shell share of joint ventures and associates
At January 1	595	4,198	36	—	—	—	—	4,829
Revisions and reclassifications	(200)	(62)	27	—	—	—	1	(234)
Improved recovery	—	—	—	—	—	—	—	—
Extensions and discoveries	—	1	—	—	—	—	1	2
Purchases of minerals in place	—	—	—	—	—	—	—	—
Sales of minerals in place	—	—	—	—	—	—	—	—
Production [B]	(133)	(459)	(22)	—	—	—	(1)	(615)
At December 31	262	3,678	41	—	—	—	1	3,982
Total	2,703	13,605	4,219	2,363	801	1,295	1,128	26,114
Reserves attributable to non-controlling interest in Shell subsidiaries at December 31	—	—	—	—	—	—	—	—
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

SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED) continued
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
STANDARDISED MEASURE OF DISCOUNTED FUTURE CASH FLOWS RELATING TO PROVED RESERVES AT DECEMBER 31
2021 – Shell subsidiaries

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	37,801	115,068	37,462	22,663	41,431	34,835	81,239	370,499
Future production costs	11,977	30,567	13,446	8,742	23,314	15,565	35,787	139,398
Future development costs	5,347	12,989	6,718	3,078	7,787	4,063	16,130	56,112
Future tax expenses	12,311	28,834	2,206	7,584	1,572	3,153	7,829	63,489
Future net cash flows	8,166	42,678	15,092	3,259	8,758	12,054	21,493	111,500
Effect of discounting cash flows at 10%	1,754	18,771	4,205	497	1,207	7,331	7,270	41,035
Standardised measure of discounted future net cash flows	6,412	23,907	10,887	2,762	7,551	4,723	14,223	70,465
Non-controlling Interest Included	—	—	—	—	—	1,906	—	1,906
2021 – Shell share of joint ventures and associates

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	4,006	36,365	326	—	—	—	283	40,980
Future production costs	2,869	15,653	245	—	—	—	128	18,895
Future development costs	931	6,819	82	—	—	—	15	7,847
Future tax expenses	1,623	6,229	—	—	—	—	9	7,861
Future net cash flows	-1,417	7,664	-1	—	—	—	131	6,377
Effect of discounting cash flows at 10%	-316	1,630	-29	—	—	—	34	1,319
Standardised measure of discounted future net cash flows	-1,101[A]	6,034	28	—	—	—	97	5,058

[A] While proved reserves are economically producible at the 2021 yearly average price, the standardised measure of discounted future net cash flows was negative for those proved reserves at December 31, 2021, due to addition of overhead, tax and abandonment costs and ongoing commitments post production of proved reserves.
2020 – Shell subsidiaries

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	16,581	75,128	23,787	19,743	27,891	22,447	34,502	220,079
Future production costs	6,776	26,896	10,240	9,837	20,341	15,475	19,137	108,702
Future development costs	4,352	12,416	7,441	3,354	7,274	4,559	7,440	46,836
Future tax expenses	4,525	12,585	254	4,713	54	407	1,847	24,385
Future net cash flows	928	23,231	5,852	1,838	222	2,006	6,079	40,156
Effect of discounting cash flows at 10%	338	9,792	493	-50	-1,469	1,231	1,369	11,704
Standardised measure of discounted future net cash flows	590	13,440	5,359[A]	1,889	1,691	775	4,709	28,452[B]
Non-controlling interest included	—	—	—	—	—	398	—	398
2020 SMOG value has been corrected. [A] Corrected from 6,719 and [B] Corrected from 29,813

2020 – Shell share of joint ventures and associates

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Future cash inflows	1,209	22,209	139	—	—	—	21	23,578
Future production costs	2,801	11,472	136	—	—	—	17	14,426
Future development costs	948	5,165	111	—	—	—	2	6,226
Future tax expenses	—	3,026	—	—	—	—	—	3,026
Future net cash flows	(2,540)	2,546	(108)	—	—	—	2	(100)
Effect of discounting cash flows at 10%	(583)	412	(35)	—	—	—	—	(206)
Standardised measure of discounted future net cash flows	(1,957)[A]	2,134	(73)	—	—	—	2	106
[A] While proved reserves are economically producible at the 2020 yearly average price, the standardised measure of discounted future net cash flows was negative for those proved reserves at December 31, 2020, due to addition of overhead, tax and abandonment costs and ongoing commitments post production of proved reserves.
2019 – Shell subsidiaries

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
2019 – Shell share of joint ventures and associates

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

SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED) continued
CHANGE IN STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES
2021

			$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	28,452	106	28,558
Net changes in prices and production costs	74,896	9,188	84,084
Revisions of previous reserves estimates	19,435	3,253	22,688
Extensions, discoveries and improved recovery	5,631	60	5,691
Purchases and sales of minerals in place	(880)	—	(880)
Development cost related to future production	(10,652)	(982)	(11,634)
Sales and transfers of oil and gas, net of production costs	(35,754)	(4,455)	(40,209)
Development cost incurred during the year	8,594	969	9,563
Accretion of discount	3,832	170	4,002
Net change in income tax	(23,089)	(3,251)	(26,340)
At December 31	70,465	5,058	75,523

2020

			$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	72,854	4,893	77,747
Net changes in prices and production costs	(71,184)	(6,097)	(77,281)
Revisions of previous reserves estimates	574	(459)	115
Extensions, discoveries and improved recovery	691	17	709
Purchases and sales of minerals in place	(540)	0	(540)
Development cost related to future production	2,906	(426)	2,480
Sales and transfers of oil and gas, net of production costs	(16,990)	(1,954)	(18,944)
Development cost incurred during the year	8,197	759	8,956
Accretion of discount	9,881	832	10,713
Net change in income tax	22,063	2,541	24,604
At December 31	28,452 [A]	106	28,558 [B]
2020 SMOG value has been corrected. [A] Corrected from 29,813 and [B]Corrected from 29,919
2019

			$ million
	Shell subsidiaries	Shell share of joint ventures and associates	Total
At January 1	89,845	7,229	97,074
Net changes in prices and production costs	(18,759)	(1,017)	(19,776)
Revisions of previous reserves estimates	13,777	(293)	13,484
Extensions, discoveries and improved recovery	5,193	93	5,286
Purchases and sales of minerals in place	(2,831)	—	(2,831)
Development cost related to future production	(9,417)	(2)	(9,419)
Sales and transfers of oil and gas, net of production costs	(33,319)	(3,918)	(37,237)
Development cost incurred during the year	10,430	702	11,132
Accretion of discount	12,004	1,133	13,137
Net change in income tax	5,931	966	6,897
At December 31	72,854	4,893	77,747

OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES CAPITALISED COSTS
The aggregate amount of property, plant and equipment and intangible assets, excluding goodwill, relating to oil and gas exploration and production activities, and the aggregate amount of the related depreciation, depletion and amortisation at December 31, are shown in the tables below.
Shell subsidiaries

		$ million
	2021	2020
Cost
Proved properties [A] [B]	261,085	276,239
Unproved properties	12,754	14,563
Support equipment and facilities [B]	11,067	10,741
	284,906	301,543
Depreciation, depletion and amortisation
Proved properties [A] [B]	156,554	157,844
Unproved properties	5,660	5,342
Support equipment and facilities [B]	5,891	4,990
	168,105	168,176
Net capitalised costs	116,801	133,367
[A] Includes capitalised asset decommissioning and restoration costs and related depreciation.
[B] As of 2021, assets held for sale have been excluded from scope of this note and presented under a separate disclosure within Note 30 – Assets held for sale. Prior period comparatives have also been revised to conform with current year.

Shell share of joint ventures and associates

		$ million
	2021	2020
Cost
Proved properties [A]	52,762	50,644 [C]
Unproved properties	1,853	2,512
Support equipment and facilities	4,982	5,037
	59,597	58,193 [C]
Depreciation, depletion and amortisation
Proved properties [A]	38,844	36,994 [C]
Unproved properties [B]	452	473
Support equipment and facilities	3,182	3,070
	42,478	40,537 [C]
Net capitalised costs	17,119	17,656 [C]
[A] Includes capitalised asset decommissioning and restoration costs and related depreciation.
[B] The major part of this cost consists of an impairment charge taken in 2020.
[C] As revised, following a reassessment.
OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES COSTS INCURRED
Costs incurred during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently, are shown in the tables below. As a result of the adoption of IFRS 16 Leases as of January 1, 2019, leases are included in all years shown below. Development costs include capitalised asset decommissioning and restoration costs (including increases or decreases arising from changes to cost estimates or to the discount rate applied to the obligations) and exclude costs of acquiring support equipment and facilities, but include depreciation thereon.
Shell subsidiaries
2021

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Acquisition of properties
Proved	2	—	—	246	—	—	—	247
Unproved	—	—	—	2	26	34	42	103
Exploration	301	103	26	136	920	217	170	1,873	[B]
Development	996	693	600	166	3,116	106	1,436	7,113
[A] Comprises Canada and Mexico.
[B] Includes $336 million of Shales-related exploration activities. Shell did not have any exploratory wells with proved reserves allocated at the end of 2021 due to divestment activities.

SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED) continued
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
2019

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Acquisition of properties
Proved	3	105	—	10	—	—	—	118
Unproved	—	11	—	67	118	5	3	204
Exploration	428	165	117	253	1,723	402	500	3,588	[B}
Development	2,054	1,434	1,225	1,480	4,455	287	2,418	13,353
[A] Comprises Canada and Mexico.
[B] Includes $1,195 million of Shales-related exploration activities. In 2019, we participated in 231 Shales productive exploratory wells with proved reserves allocated (Shell share: 117 wells).

Shell share of joint ventures and associates
Joint ventures and associates did not incur costs in the acquisition of oil and gas properties in 2021 and 2019.
2021

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other		Total
Exploration	—	69	1	—	—	—	41	111
Development	101	1,648	205	—	—	—	49	2,002
2020

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other		Total
Acquisition of properties
Unproved	—	—	—	—	—	—	128	128
Exploration	—	94	10	—	—	—	105	209
Development	124	2,225 [A]	67	—	—	—	2	2,418 [A]
[A] As revised, following a reassessment.
2019

								$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other		Total
Exploration	1	116	12	—	—	—	—	129
Development	94	1,400	65	—	—	—	—	1,559

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
The earnings disclosed in this "extractive activities" section are only a subset of Shell’s total earnings and as a result are not suitable for modelling Shell’s integrated businesses, for which we refer to the full segment earnings and descriptions of the Integrated Gas, Upstream and Oil Products businesses. These are available on pages 44, 49 and 64 respectively. The earnings disclosed in this "extractive activities" section are not adjusted for items such as impairment charges, restructuring charges and charges for onerous contract provisions. Full segment information to the Consolidated Financial Statements is available on pages 223-226.
The results of operations for oil and gas producing activities are shown in the tables below. Taxes other than income tax include cash-paid royalties to governments outside North America.
Shell subsidiaries
2021

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Revenue
Third parties	1,502	3,089	681	1,849	3,411	816	1,224	12,572
Sales between businesses	5,524	11,107	5,256	2,214	8,009	1,815	8,249	42,174
Total	7,026	14,196	5,937	4,063	11,420	2,631	9,473	54,746
Production costs excluding taxes	1,892	1,817	1,222	1,013	2,165	679	1,045	9,833
Taxes other than income tax	77	863	234	250	120	—	2,904	4,448
Exploration	242	70	21	133	616	191	150	1,423
Depreciation, depletion and amortisation	1,342	2,817	1,805	1,227	5,201	181	3,973	16,546
Other costs/(income)	3,867	1,210	(155)	(349)	(2,550)	1,045	233	3,301
Earnings before taxation	(394)	7,419	2,810	1,789	5,868	535	1,168	19,195
Taxation charge/(credit)	473	4,473	831	35	1,268	180	256	7,516
Earnings after taxation	(867)	2,946	1,979	1,754	4,600	355	912	11,679
[A] Comprises Canada and Mexico.
2020

	$ million
							North America		South America
	Europe	Asia		Oceania		Africa	USA	Other [A]		Total
Revenue
Third parties	767	2,104		589		1,540	1,008	753	567	7,328
Sales between businesses	2,879	6,792	[B]	3,366	[B]	1,816	5,239	943	4,656	25,691
Total	3,646	8,896		3,955		3,356	6,247	1,696	5,223	33,019
Production costs excluding taxes	2,023	1,811		1,040		1,064	2,615	735	936	10,224
Taxes other than income tax	64	389		93		245	64	—	1,494	2,349
Exploration	256	149		234		202	325	108	473	1,747
Depreciation, depletion and amortisation	3,618	2,120		10,178		2,589	7,927	2,147	6,282	34,861
Other costs/(income)	553	1,559	[B]	314	[B]	645	230	631	161	4,093
Earnings before taxation	(2,868)	2,868		(7,904)	[B]	(1,389)	(4,914)	(1,925)	(4,123)	(20,255)
Taxation charge/(credit)	(423)	1,854		(3,175)		(104)	(790)	(449)	(300)	(3,387)
Earnings after taxation	(2,445)	1,014		(4,729)	[B]	(1,285)	(4,124)	(1,476)	(3,823)	(16,868)
[A] Comprises Canada and Mexico.
[B] As revised, following a reassessment.

SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED) continued
2019

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Other [A]		Total
Revenue
Third parties	1,257	3,065	931	1,936	2,638	632	844	11,303
Sales between businesses	4,911	10,526	4,918 [B]	3,289	7,786	1,936	7,647	41,013
Total	6,168	13,591	5,849 [B]	5,225	10,424	2,568	8,491	52,316
Production costs excluding taxes	1,582	2,065	1,178	1,062	2,807	983	1,135	10,812
Taxes other than income tax	94	749	136	370	103	—	2,613	4,065
Exploration	619	583	107	187	411	159	288	2,354
Depreciation, depletion and amortisation	2,604	2,130	1,957	1,354	6,932	858	3,929	19,764
Other costs/(income)	(20)	1,599	(105)	121	(575)	818	1,379	3,217
Earnings before taxation	1,289	6,465	2,576 [B]	2,131	746	(250)	(853)	12,104
Taxation charge/(credit)	848	4,013	1,094	1,431	154	(110)	(78)	7,352
Earnings after taxation	441	2,452	1,482 [B]	700	592	(140)	(775)	4,752
[A] Comprises Canada, Honduras and Mexico.
[B] As revised, following a reassessment.
Shell share of joint ventures and associates
2021

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Third-party revenue	1,632	5,473	78	—	—	—	102	7,285
Total	1,632	5,473	78	—	—	—	102	7,285
Production costs excluding taxes	246	770	82	—	—	—	9	1,107
Taxes other than income tax	48	900	7	—	—	—	12	967
Exploration	2	27	—	—	—	—	—	29
Depreciation, depletion and amortisation	254	1,262	32	—	—	—	38	1,586
Other costs/(income)	732	355	(22)	—	(8)	—	11	1,068
Earnings before taxation	350	2,159	(21)	—	8	—	32	2,528
Taxation charge	62	877	—	—	2	—	(2)	939
Earnings after taxation	288	1,282	(21)	—	6	—	34	1,589
2020

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Third-party revenue	514	3,464	65	—	—	—	32	4,075
Total	514	3,464	65	—	—	—	32	4,075
Production costs excluding taxes	272	726	72	—	—	—	8	1,078
Taxes other than income tax	22	423	5	—	—	—	4	454
Exploration	2	97	—	—	—	—	—	99
Depreciation, depletion and amortisation	366	1,219	270	—	(7)	—	23	1,871
Other costs/(income)	296	365	(14)	—	(1)	—	12	658
Earnings before taxation	(444)	634	(268)	—	8	—	(15)	(85)
Taxation charge	(281)	162	—	—	2	—	(9)	(126)
Earnings after taxation	(163)	472	(268)	—	6	—	(6)	41

2019

	$ million
					North America		South America
	Europe	Asia	Oceania	Africa	USA	Canada		Total
Third-party revenue	1,233	5,475	81	—	—	—	—	6,789
Total	1,233	5,475	81	—	—	—	—	6,789
Production costs excluding taxes	249	669	88	—	—	—	—	1,006
Taxes other than income tax	75	1,037	6	—	—	—	—	1,118
Exploration	4	51	—	—	—	—	—	55
Depreciation, depletion and amortisation	217	949	415	—	—	—	—	1,581
Other costs/(income)	547	622	(18)	—	1	1	—	1,153
Earnings before taxation	141	2,147	(410)	—	(1)	(1)	—	1,876
Taxation charge	39	957	—	—	—	—	—	996
Earnings after taxation	102	1,190	(410)	—	(1)	(1)	—	880
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
Oil and gas acreage (at December 31)

												Thousand Acres
	2021				2020				2019
	Developed		Undeveloped		Developed		Undeveloped		Developed		Undeveloped
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	6,009	1,875	8,090	3,833	6,075	1,900	13,399	5,663	6,278	1,910	13,844	6,077
Asia	21,360	7,651	31,620	17,022	21,360	7,651	34,545	18,003	21,387	7,672	31,486	14,880
Oceania	2,485	947	9,577	5,132	2,653 [A]	993 [A]	9,654 [B]	5,256 [B]	2,563 [C]	949 [C]	12,182 [D]	6,525 [D]
Africa	3,937	1,457	71,398	35,633	4,764	1,996	67,197 [E]	36,944 [E]	4,663	1,938	60,968 [F]	31,765 [F]
North America - USA	487	286	2,049	1,555	1,145	728	1,916	1,408	1,346	906	2,483	1,911
North America - Mexico	—	—	5,407	3,335	-	-	5,178	3,291	-	-	5,178	3,291
North America - Canada	359	206	1,334	823	490	336	1,689	1,177	483	329	1,783	1,265
South America	1,463	616	23,467	12,629	1,449	609	20,037 [G]	11,709 [G]	1,393	595	16,336 [H]	10,192 [H]
Total	36,100	13,038	152,942	79,962	37,936	14,213	153,615	83,451	38,113	14,299	144,260	75,906
[A] Corrected from 3,151 Gross (1,275 Net).
[B] Corrected from 9,156 Gross (4,974 Net).
[C] Corrected from 3,025 Gross (1,215 Net).
[D] Corrected from 11,720 Gross (6,260 Net).
[E] Corrected from 69,194 Gross (37,743 Net).
[F] Corrected from 62,965 Gross (32,564 Net).
[G] Corrected from 20,147 Gross (11,731 Net)
[H] Corrected from 16,446 Gross (10,214 Net)
Number of productive wells [A] (at December 31)

	2021				2020				2019
	Oil		Gas		Oil		Gas		Oil		Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	796	193	1,021	324	814	197	1,047 [B]	335 [B]	894	217	1,095	345
Asia	8,819	3,219	364	210	8,505	3,105	342	193	7,860	2,874	336	193
Oceania	—	—	3,398	1,974	—	—	3,369 [C]	1,920 [C]	—	—	3,348	1,891
Africa	391	126	114	56	567	235	209	141	514	206	202	139
North America – USA	13,042	6,627	28	20	14,505	7,402	401	223	14,953	7,650	824	518
North America – Canada	—	—	510	440	—	—	757	684	—	—	748	676
South America	229	112	67	39	179	82	63	37	137	63	58	36
Total	23,277	10,277	5,502	3,063	24,570	11,021	6,188	3,533	24,358	11,010	6,611	3,798

[A] The number of productive wells with multiple completions at December 31, 2021, was 956 Gross (427 Net) ; December 31, 2020: 956 Gross (416 Net); December 31, 2019: 950 Gross (418 Net)
[B] Corrected from 1,055 Gross (336 Net)
[C] Corrected from 3,394 Gross (1,927 Net)
Number of net productive wells and dry holes drilled

	2021		2020		2019
	Productive	Dry	Productive	Dry	Productive	Dry
Exploratory [A]
Europe	—	—	—	1	—	4
Asia	5	10	10	8	25	17
Oceania	—	2	—	6	—	2
Africa	—	11	5	7	8	8
North America - USA	3	39	57	81	89	9
North America - Canada	—	15	17	1	24	—
South America	5	1	5	3	8	1
Total	13	78	94	107	154	41
Development
Europe	3	1	5 [B]	—	4	1
Asia	218	—	169	—	182	—
Oceania	7	—	20 [C]	—	16	—
Africa	6 [D]	—	19	—	34	—
North America - USA	46 [E]	—	110	—	280	5
North America - Canada	—	—	—	—	6	—
South America	31	—	14	—	10	1
Total	311	1	337	—	532	7
[A] Productive wells are wells with proved reserves allocated. Wells in the process of drilling are excluded and presented separately below.
[B] Corrected from 6.
[C] Corrected from 22.
[D] Includes 5 development productive wells in Shell Egypt that were divested in 2021.
[E] Includes 26 development productive wells in SEPCo USA that were divested in 2021.

SUPPLEMENTARY INFORMATION – OIL AND GAS (UNAUDITED) continued
Number of wells in the process of exploratory drilling [A]

2021
	At January 1		Wells in the process of drilling at January 1 and allocated proved reserves during the year		Wells in the process of drilling at January 1 and determined as dry during the year		New wells in the process of drilling at December 31		At December 31

	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Europe	12	8 [B]	—	—	—	—	1	—	13	8
Asia	56	21	6	2	10	4	15	6	55	21
Oceania	32	11	—	—	9	2	45	21	68	30
Africa	28	19	—	—	10 [C]	10 [C]	1	1	19	10
North America - USA	92	43	4	3	79 [D]	35 [D]	2	1	11	8
North America - Canada	15	15	—	—	15 [E]	15 [E]	—	—	—	—
South America	35	13	17	5	2	1	13	5	29	11
Total	270	130	27	10	125	67	77	34	195	88
[A] Wells in the process of exploratory drilling includes wells pending further evaluation.
[B] Corrected from 7
[C] Includes 10 Gross (10 Net) wells in Shell Egypt that were divested
[D] Includes 78 Gross (34 Net) wells in Permian that were divested
[E] Includes 15 Gross (15 Net) wells in Fox Creek that were divested
Number of wells in the process of development drilling

				2021
	At January 1		At December 31
	Gross	Net	Gross	Net
Europe	12 [A]	2	1	1
Asia	41	24	38	20
Oceania	191	124	181	111
Africa	4	1	5	2
North America - USA	30	20	9	6
North America - Canada	—	—	6	5
South America	30	21	46	30
Total	308	192	286	175
[A] Corrected from 7
In addition to the present activities mentioned above, the following recovery methods are operational in the following countries: water flooding (Brazil (including water alternating gas), Brunei, Malaysia, Nigeria, Norway, Oman, Russia, the UK and the USA); gas injection (Brazil, Brunei, Kazakhstan, Malaysia, Nigeria and Oman); steam injection (the Netherlands, Oman and the USA), and polymer flooding (Oman).

SUPPLEMENTARY INFORMATION - EU TAXONOMY DISCLOSURE
OVERVIEW
The EU Taxonomy Regulation, adopted by the European Union (EU) in 2020, is designed to encourage investment in an environmentally sustainable economy by creating uniform definitions of sustainability for investors. Shell supports the EU’s ambition to achieve climate neutrality by 2050 and welcomes measures to increase transparency and mobilise capital towards the energy transition.
The Taxonomy requires the disclosure of financial information about qualifying activities according to detailed criteria. Shell has followed these rules in preparing our disclosure. But in our view the resulting information does not provide a complete picture of our low-carbon activities because it excludes our interests in equity accounted joint ventures and associates, integrated value chains and spending on early-stage businesses. We encourage efforts to improve the Taxonomy so that it enables a full understanding of how companies in transition are adapting to the needs of their customers, who are progressing towards a low-carbon future at different speeds and via different pathways.
Shell supports efforts to develop sustainable finance tools that enable transitional and low-carbon projects to advance the energy transition. Such systems should be workable and inclusive, with all sectors and technologies encouraged to be part of the solution. We see these tools as a complement to energy and sectoral policies that create market incentives for businesses to innovate and invest in low-carbon solutions.
For more on our energy transition strategy, see “Climate Change and Energy Transition” on pages 74-97.
The Taxonomy framework
As a UK company, Shell is not currently subject to the EU Taxonomy Regulation. We comply with its disclosure requirements on a voluntary basis and expect to come into scope following the adoption of the EU’s proposed Corporate Sustainability Reporting Directive, which would extend the reporting obligation to third-country issuers like Shell that list on European exchanges.
The Taxonomy establishes technical criteria for sustainability across more than 90 economic activities and six environmental objectives. So far, criteria have been approved for the first two objectives, climate change mitigation and climate change adaptation. These form the basis of our 2021 reporting. Criteria for the four remaining objectives – water, circular economy, pollution control and biodiversity – are expected to be adopted by the EU in 2022.
An activity is “Taxonomy-eligible” if it is described in the regulation, irrespective of whether it complies with the technical screening criteria. An activity is “Taxonomy-aligned” if it contributes substantially to one or more environmental objectives, does no significant harm to any of the other objectives, is carried out in compliance with minimum social safeguards and complies with the technical screening criteria.
For 2021, companies are required to disclose the share of eligible and non-eligible activities in their total turnover, capital expenditure (capex) and operating expenditure (opex). Starting in 2022, companies are required to assess their eligible activities against the technical screening criteria and provide breakdowns of their aligned and non-aligned turnover, capex and opex.

Scope of Taxonomy-eligible activities

✓ Taxonomy-eligible ✗ Taxonomy non-eligible

Activity				
3.14 Manufacture of chemicals 3.17 Manufacture of plastics	✗ Associates	✓ Manufacturing	✗ Non-eligible products	✗ Trading
4.1 Electricity from solar 4.3 Electricity from wind	✗ Associates	✓ Power generation	✗ Trading	✗ B2B/B2C solutions
7.6 Installation of renewable energy technologies	✓ B2C solutions			
3.10 Manufacture of hydrogen 4.13 Manufacture of biogas and biofuels	✗ Associates	✗ Feasibility	✓ Manufacturing	✗ Trading
1.4 Conservation forestry	✓ Projects	✗ Non-eligible NBS projects	✗ Trading	
5.11 Transport of CO2 5.12 Storage of CO2	✗ Feasibility	✓ Transport and storage		
6.15 Infrastructure enabling low-carbon road transport 7.4 Installation of EV charging in buildings and parking spaces	✗ Retail power	✓ Infrastructure	✗ B2B/B2C solutions	

NBS = Nature-Based Solutions B2B = Business-to-Business B2C = Business-to-Consumer

Our EU Taxonomy eligibility
EU Taxonomy eligibility 2021

$ million, except where indicated
	Turnover	Capex	Opex
Eligible	14,984	4,548	820
Non-Eligible	246,520	20,845	4,479
Total	261,504	25,393	5,299
Eligible % of total	6%	18%	15%
Non-eligible % of total	94%	82%	85%
In 2021, Shell’s Taxonomy-eligible turnover was $15 billion, capex was $4.5 billion, and opex was $0.8 billion. Chemicals and renewable power contributed the largest share of eligible activity, followed by biofuels and low-carbon transport. Our fossil fuel businesses are currently non-eligible under the regulation.
In addition, Shell engages in low-carbon activities that are outside the scope of the Taxonomy and therefore not included in our reporting. For example, our interests in equity accounted joint ventures and associates are out of scope, which has the effect of understating our participation in businesses such as renewable power and biofuels. The Taxonomy’s definition of opex excludes early-stage spending on activities such as hydrogen and CCS, where we incur significant feasibility expenses prior to a final investment decision. It also excludes our purchases of low-carbon energy and investments in Nature-Based Solutions.
We believe the Taxonomy could be improved by allowing greater recognition of the role of integrated value chains in enabling decarbonisation at a sector level. For example, our renewable power business develops low-carbon solutions for business and residential customers by leveraging our portfolio of renewable generation, trading and retail assets. But under current rules, only the generation component is eligible. Similarly, our investments in sustainable aviation fuel rely on refineries to host biofuels facilities, distribution networks, access to airports and other assets. Presently, only the biofuels manufacturing activity is eligible.
The Taxonomy recognises activities and environmental performance levels consistent with the EU’s environmental goals. According to the European Commission, early studies suggest many companies will have low levels of Taxonomy eligibility and alignment in the initial years of reporting. As a provider of energy and chemical products to customers who are also transitioning to a low-carbon future, Shell expects its Taxonomy-eligible activities to evolve in line with the sectors we serve.
The EU has stated that the Taxonomy will develop over time. The fact that an activity is not recognised does not necessarily mean that it is not sustainable. In addition, not all activities with the potential to make a substantial contribution to the environmental objectives are yet included.
Accounting policies
The Taxonomy is still evolving and remains subject to interpretation in some areas. The EU has indicated that further guidance will be issued on the application of the reporting requirement. Shell has consulted externally in developing our reporting framework and will update our approach as appropriate.

For 2021, Shell’s reporting method for the Taxonomy follows a systematic process to identify economic activities in scope for reporting and calculate eligible turnover, capex and opex.
Shell has assessed its business against the economic activities qualifying for the climate mitigation and climate adaptation objectives. Activities are treated as in scope for reporting if they correspond to products or services offered by Shell. For 2021, this resulted in a total of 12 activities, all of which address the climate mitigation objective.
Taxonomy eligibility is expressed as a share of revenue, capex and opex. The scope of each of these measures is defined by the regulation, with the eligible part consisting of amounts derived from products or services associated with Taxonomy-eligible activities. The reporting scope covers Shell’s global business, not just activities in Europe.
The turnover measure comprises the Revenue line from the Consolidated Statement of Income.
The capex measure comprises the Additions line from Note 8 - Intangible Assets and the Additions line from Note 9 - Property, Plant and Equipment to the Consolidated Financial Statements. As the treatment of goodwill under the Taxonomy is uncertain, we exclude it from the capex measure. This measure is reconciled as follows.
EU Taxonomy capex

$ million
2021
Additions to property, plant and equipment	21,719
Additions to intangible assets	5,220
Less: Goodwill	1,546
Total EU Taxonomy capex	25,393
Under the Taxonomy, opex is defined as costs associated with maintenance and repair, research and development, and short-term leases. This results in a total opex figure of $5.3 billion. The limited scope of the Taxonomy's opex measure differs from Shell's definition of operating expenses, and does not allow us to recognise all of our spending on otherwise eligible activities. This measure is reconciled as follows.
EU Taxonomy opex

$ million
2021
Production and manufacturing expenses	23,822
Selling, distribution and administrative expenses	11,328
Research and development	815
Total operating expenses	35,964
Less: Non-maintenance expenses	19,981
Less: Selling, distribution and administrative expenses	11,328
Add: Expenses relating to short-term leases	644
Total EU Taxonomy opex	5,299

SUPPLEMENTARY INFORMATION - EU TAXONOMY DISCLOSURE continued
Taxonomy eligibility is calculated on an activity-by-activity basis. Because the activity boundaries defined in the regulation differ from our existing value chains, certain adjustments are necessary to calculate the allowed figures. For example, we exclude sales of third-party products, as well as trading and retailing as discrete activities. These are significant for Shell’s integrated business model but are not eligible under the Taxonomy. Although intra-group sales are out of scope, sales to our trading and marketing business are used in certain circumstances to calculate the revenue attributable to Taxonomy-eligible parts of the value chain.
When a reporting entity contains eligible and non-eligible activity, an allocation method is applied so that only the eligible part is counted. A reconciliation has been made to total revenue, capex and opex to avoid double counting.
Data for Taxonomy-eligible turnover, capex and opex are calculated in accordance with the requirements of the EU Taxonomy Regulation. Reporting on this basis differs from that applied for financial reporting purposes in the “Consolidated Financial Statements” on pages 204-261 and elsewhere in this Report.
In addition to the required information provided in this section, Shell makes an additional disclosure in the table below to provide further insight into our Taxonomy-eligible activities. The amounts shown represent the aggregated total for the activities listed in each group.

EU Taxonomy-eligible activities 2021

					$ million
No	Activity Description	Turnover	Capex	Opex	Notes
3.14 3.17	Manufacture of organic basic chemicals Manufacture of plastics in primary form	14,672	3,854	715	[A], [B], [C], [D]
4.1 4.3 7.6	Electricity generation using solar photovoltaic energy Electricity generation from wind power Installation, maintenance and repair of renewable energy technologies	228	288	9	[A], [B], [C], [E], [F], [G]
3.10 4.13	Manufacture of hydrogen Manufacture of biogas and biofuels for use in transport and of bioliquids	0	284	82	[A], [B], [C], [E]
1.4 5.11 5.12	Conservation forestry Transport of CO2 Underground permanent geological storage of CO2	13	4	8	[A], [B], [H], [I]
6.15 7.4	Infrastructure enabling low-carbon road transport and public transport Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)	71	118	7	[A], [F]
	Total	14,984	4,548	820
[A] Excludes interests in equity-accounted associates.
[B] Excludes trading activity.
[C] Excludes sales of third-party products.
[D] Includes only Taxonomy-eligible organic basic chemical products.
[E] Excludes feasibility expenses incurred prior to final investment decision.
[F] Excludes B2B/B2C electricity retailing.
[G] Excludes purchases of low-carbon power.
[H] Includes only Nature-Based Solutions projects that meet the criteria for conservation forestry and generate capital assets.
[I] For integrated CCS projects where it not possible to distinguish carbon transport and storage, the "Storage of CO2" activity is used.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST AND THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SHELL PLC
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Royal Dutch Shell Dividend Access Trust (the Trust) as of December 31, 2021 and 2020, the related statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the ‘Financial Statements’). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Trust at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Trust's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 9, 2022, expressed an unqualified opinion thereon.
Basis for Opinion
These Financial Statements are the responsibility of the trustee of the Trust (the Trustee) and the management of Shell plc. Our responsibility is to express an opinion on the Trust’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Trustee and the management of Shell plc, as well as evaluating the overall presentation of the Financial Statements. We believe that our audits provide a reasonable basis for our opinion.
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
London, United Kingdom
March 9, 2022
TO COMPUTERSHARE TRUSTEES (JERSEY) LIMITED AS TRUSTEE OF ROYAL DUTCH SHELL DIVIDEND ACCESS TRUST AND THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SHELL PLC
Opinion on Internal Control over Financial Reporting
We have audited Royal Dutch Shell Dividend Access Trust’s (the Trust) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Financial Statements of the Trust, and our report dated March 9, 2022, expressed an unqualified opinion thereon.
Basis for Opinion
The trustee of the Trust (the Trustee) and the management of Shell plc (the Management) are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of internal control over financial reporting included in the accompanying Trustee’s and Management’s Report on Internal Control over Financial Reporting set out on page 188. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Ernst & Young LLP
London, United Kingdom
March 9, 2022

STATEMENT OF INCOME

			£ million
	2021	2020	2019
Dividend income	2,201	2,777	5,484
Income before taxation and for the period	2,201	2,777	5,484

STATEMENT OF COMPREHENSIVE INCOME

			£ million
	2021	2020	2019
Income for the period	2,201	2,777	5,484
Comprehensive income for the period	2,201	2,777	5,484

BALANCE SHEET

			£ million
	Notes	Dec 31, 2021	Dec 31, 2020
Assets
Other current assets		7	7
Cash and cash equivalents		—	—
Total assets		7	7
Liabilities
Unclaimed dividends	4	7	7
Total liabilities		7	7
Equity
Capital account	5	—	—
Revenue account		—	—
Total equity		—	—
Total liabilities and equity		7	7
Signed on behalf of Computershare Trustees (Jersey) Limited as Trustee of the Royal Dutch Shell Dividend Access Trust
/s/ John Le Marquand
John Le Marquand
March 9, 2022
/s/ Martin Fish
Martin Fish

ROYAL DUTCH SHELL DIVIDEND ACCESS
TRUST FINANCIAL STATEMENTS continued
STATEMENT OF CHANGES IN EQUITY

				£ million
	Notes	Capital account	Revenue account	Total equity
At January 1, 2021		—	—	—
Comprehensive income for the period		—	2,201	2,201
Distributions made	6	—	(2,201)	(2,201)
At December 31, 2021		—	—	—
At January 1, 2020		—	—	—
Comprehensive income for the period		—	2,777	2,777
Distributions made	6	—	(2,777)	(2,777)
At December 31, 2020		—	—	—
At January 1, 2019		—	—	—
Comprehensive income for the period		—	5,484	5,484
Distributions made	6	—	(5,484)	(5,484)
At December 31, 2019		—	—	—

STATEMENT OF CASH FLOWS

			£ million
	2021	2020	2019
Income for the period	2,201	2,777	5,484
Adjustment for:
Dividends received	(2,201)	(2,777)	(5,484)
Cash flow from operating activities	—	—	—
Dividends received	2,200	2,772	5,484
Cash flow from investing activities	2,200	2,772	5,484
Cash distributions made	(2,200)	(2,775)	(5,484)
Cash flow from financing activities	(2,200)	(2,775)	(5,484)
Change in cash and cash equivalents	—	(3)	—
Cash and cash equivalents at January 1	—	3	3
Cash and cash equivalents at December 31	—	—	3

NOTES TO THE ROYAL DUTCH SHELL DIVIDEND
ACCESS TRUST FINANCIAL STATEMENTS

1 THE TRUST
The Royal Dutch Shell Dividend Access Trust (the "Trust") was established on May 19, 2005, by The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited (Shell Transport), and Royal Dutch Shell plc, now Shell plc (the "Company"). The Trust is governed by the applicable laws of England and Wales and is resident and domiciled in Jersey. The Trust is not subject to taxation. The Trustee of the Trust is Computershare Trustees (Jersey) Limited, registration number 92182 (the "Trustee"), 13 Castle Street, St Helier, Jersey, JE1 1ES. The Trust was established as part of a dividend access mechanism.
Shell Transport and BG Group Limited (BG) have each issued a dividend access share to the Trustee. Following the announcement of a dividend by the Company on the B shares, Shell Transport and BG may declare a dividend on their dividend access shares. Subsequent to the balance sheet date, it is expected that no further dividends will be declared on the dividend access share (see Note 9).
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
The Financial Statements have been prepared under the historical cost convention and on a going concern basis (see Note 9). The accounting policies described in Note 3 have been applied consistently in all periods presented.
The Financial Statements were approved and authorised for issue by the Trustee on March 9, 2022.
The financial results of the Trust are included in the Consolidated Financial Statements on pages 204-261 .

3 SIGNIFICANT ACCOUNTING POLICIES
The Trust’s accounting policies follow those of Shell as set out in Note 2 to the Consolidated Financial Statements (see pages 208-217). The following are Trust-specific policies.
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

4 UNCLAIMED DIVIDENDS
Unclaimed dividends of £7 million (2020: £7 million) include any pre-electronic transfer dividend cheque payments that have not been presented, have expired or have been returned unpresented. Dividends are also classified as unclaimed where amounts have been withheld due to incomplete or incorrect electronic payment details. Dividends which are unclaimed after 12 years will unconditionally revert to Shell Transport and BG once forfeited.

5 CAPITAL ACCOUNT
The capital account is represented by the dividend access share of 25 pence settled in the Trust by Shell Transport and the dividend access share of 10 pence settled in the Trust by BG. There have been no changes in the capital account in the current or prior year.

6 DISTRIBUTIONS MADE
Distributions are made to the B shareholders of the Company in accordance with the Trust Deed. See Note 24 to the Consolidated Financial Statements (see page 255) for information about dividends per share.

7 RELATED PARTIES
The Trust recognised dividend income of £1,437 million (2020: £1,805 million; 2019: £3,573 million) in respect of the dividend access share from Shell Transport and £764 million (2020: £972 million; 2019: £1,911 million) in respect of the dividend access share from BG. The Trust made distributions of £2,201 million (2020: £2,777 million; 2019: £5,484 million) to the B shareholders of the Company.
As at December 31, 2021, the Trust recorded amounts due from Shell Transport of £5 million and BG of £2 million relating to unclaimed dividends (see Note 4).
The Company pays the general and administrative expenses of the Trust, including the auditor’s remuneration.

8 AUDITOR’S REMUNERATION
Auditor’s remuneration for 2021 audit services was £33,750 (2020: £33,750; 2019: £33,750).

9 POST-BALANCE SHEET EVENTS
On January 29, 2022, one line of shares was established through assimilation of A shares and B shares into a single line of ordinary shares of the Company. This assimilation had no impact on voting rights or dividend entitlements. Dutch withholding tax, applied previously on dividends on A shares, no longer applies on dividends paid on the ordinary shares following assimilation.
In relation to the assimilation of the Company's Class A and B shares, the Trust will continue in existence for the foreseeable future to facilitate the payment of unclaimed dividend liabilities for B shareholders, until these are either claimed or forfeited in line with the terms outlined (see Note 4).
As these unclaimed dividends relate to dividends that were announced by the Company during the period the Company was still named Royal Dutch Shell plc, and it is expected that the Company will not announce any further dividends on the dividend access shares, the Trust continues to be named The Royal Dutch Shell Dividend Access Trust.

SHAREHOLDER INFORMATION
Shell plc (the Company) was incorporated in England and Wales on February 5, 2002, as a private company under the Companies Act 1985, as amended. On October 27, 2004, the Company was re-registered as a public company limited by shares and changed its name from Forthdeal Limited to Royal Dutch Shell plc. On January 21, 2022, the Company changed its name from Royal Dutch Shell plc to Shell plc. The Company is registered at Companies House, Cardiff, under company number 4366849. The Legal Entity Identifier (LEI) issued by the London Stock Exchange is 21380068P1DRHMJ8KU70. The business address for the Directors and Senior Management is Shell Centre, London, SE1 7NA.
On December 31, 2021, the Company became tax resident in the United Kingdom. Its primary objective is to carry on the business of a holding company. It is not directly or indirectly owned or controlled by another corporation or by any government and does not know of any arrangements that may result in a change of control of the Company.
NATURE OF TRADING MARKET
Effective from January 29, 2022, the Company has one single line of ordinary shares, each having a nominal value €0.07. All shares are listed and able to trade at Euronext Amsterdam and the London Stock Exchange. Furthermore, all shares are transferable between these two markets. This makes both these exchanges primary exchanges for the ordinary shares.
Ordinary shares are traded in registered form.
The Company’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange [A]. A depositary receipt is a certificate that evidences ADSs. Depositary receipts are issued, cancelled and exchanged at the office of JP Morgan Chase Bank, N.A., 383 Madison Avenue, New York, New York 10179, USA, as depositary (the Depositary), under a deposit agreement between the Company, the Depositary and the holders of ADSs. Each ADS is equivalent to two ordinary shares of Shell plc deposited under the agreement. All ordinary shares are capable of being deposited with the Depository in exchange for the corresponding amount of ADSs which may be traded at the New York Stock Exchange. This makes the New York Stock Exchange the primary exchange for the Company’s ADRs. More information relating to ADSs is given on pages 287 to 292.

[A] At February 21, 2022, 574,568,365 ADSs were outstanding, representing 15.076% of the ordinary share capital, held by holders of record with an address in the USA. In addition to holders of ADSs, at February 21, 2022, 943,329 ordinary shares of €0.07 each were outstanding, representing 0.012% of the ordinary share capital, held by 3,052 holders of record registered with an address in the USA.
Listing information

Identifiers	Euronext Amsterdam	London Stock Exchange	NYSE
	Ordinary share	Ordinary share	ADS [*]
Market	Primary	Primary	Primary
Ticker symbol	SHELL	SHEL	SHEL
ISIN	GB00BP6MXD84	GB00BP6MXD84	US7802593050
SEDOL	BP6MXT4	BP6MXD8	BPK3CG3
CUSIP	G80827 101	G80827 101	780259 305
Index weight at 31/12/21	AEX: 12.9% (**)	FTSE: 7.39%	-
(*) Each ADS represents two ordinary shares of € 0.07 each
(**) This has taken former A shares into account. The reweight is based upon all ordinary shares and will become effective on March 21, 2022

SHARE CAPITAL
On January 29, 2022 as part of the Simplification announced on 20 December 2021, the Company’s share capital was assimilated from ordinary A shares and ordinary B shares, into a single line of ordinary shares. Below we provide information on our share capital both before and after the assimilation.

Share capital as at December 31, 2021
The issued and fully paid share capital of the Company at December 31, 2021, was as follows:

	Issued and fully paid
	Number	Nominal value
Ordinary shares of €0.07 each
A Shares	4,101,239,499.00	287,086,764.93
B Shares	3,582,892,954.00	250,802,506.78
Sterling deferred shares of £1 each	50,000	£50,000
Share capital as at February 21, 2022
The issued and fully paid share capital of the Company at February 21, 2022, was as follows:

	Issued and fully paid
	Number	Nominal value
Ordinary shares of €0.07 each	7,622,217,098	€533,555,196.86
Sterling deferred shares of £1 each	50,000	£50,000

The Directors may only allot new ordinary shares if they have authority from shareholders to do so. The Company seeks to renew this authority annually at its AGM. Under the resolution passed at the Company’s 2021 AGM, the Directors were granted authority to allot ordinary shares up to an aggregate nominal amount equivalent to approximately one-third of the issued ordinary share capital of the Company (in line with the guidelines issued by institutional investors).
The following is a summary of the material terms of the Company’s ordinary shares, including brief descriptions of the provisions contained in the Articles of Association (the Articles) and applicable laws of England and Wales in effect on the date of this document. This summary does not purport to include complete statements of these provisions:
▪upon issuance, the ordinary shares are fully paid and free from all liens, equities, charges, encumbrances and other interest of the Company and not subject to calls of any kind;
▪all ordinary shares rank equally for all dividends and distributions on ordinary share capital; and
▪all ordinary shares are admitted to the Official List of the UK Financial Conduct Authority and to trading on the market for listed securities of the London Stock Exchange. Ordinary shares are also admitted to trading on Euronext Amsterdam. ADSs are listed on the New York Stock Exchange.
At December 31, 2021, trusts and trust-like entities holding shares for the benefit of employee share plans of Shell held (directly and indirectly) 25 million shares of the Company with an aggregate market value of $636 million and an aggregate nominal value of €2 million.
SIGNIFICANT SHAREHOLDINGS
The Company’s ordinary shares have voting rights on all matters that are subject to shareholder approval, including the election of directors. The Company’s major shareholders do not have different voting rights.

Significant shareholdings
Interests of investors with 3% or more of the Company's ordinary shares at February 21, 2022 are provided below. The information provided includes the percentage of issued share capital as at February 21,2022.

	A Shares		B Shares		Ordinary Shares
	Number	%	Number	%	Number	%

BlackRock, Inc. [A]	299,354,761	3.9	286,618,332	3.8	585,973,093	7.7
Norges Bank [B]	—	—	237,637,302	3.1	237,637,302	3.1
[A] Information presented per Schedules 13G filed on February 7, 2022 and Schedule 13G/A filed on February 8, 2022. The information contained in the Schedule 13G and Schedule 13G/A reflected the share information prior to the assimilation of the A and B shares effected on January 29, 2022. The figures in the table above reflect the position which were presented on the Schedule 13G and Schedule 13G/A as filed, however, the shares will now have been assimilated, as shown under the "Ordinary shares" column.
[B] Information presented per Schedules 13G/A filed on February 9, 2022. The information contained in the Schedule 13G/A reflected the share information prior to the assimilation of the A and B shares effected on January 29, 2022. The figures in the table above reflect the position which were presented on the Schedule 13G/A as filed, however, the shares will now have been assimilated, as shown under the "Ordinary shares" column.

Designation of the Netherlands as EU Home Member State for regulatory purposes
Following the exit of the UK from the EU and the end of the transition period, the Company announced that the EU Home Member State of the Company for the purposes of the EU Transparency Directive would be the Netherlands as from January 1, 2021. As a consequence, the Company files Transparency
Directive and Market Abuse Regulation-related regulatory information with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten, or AFM). Major shareholders are required to report substantial holdings in Shell to the AFM in accordance with applicable Dutch law, in addition to their ongoing disclosure obligations under the UK Disclosure Guidance and Transparency Rules (DTR).

DIVIDENDS
The following tables show the dividends on each class of share and each class of ADS for the years 2017-2021.
The Q4 2021 dividend was declared following the simplification and will be paid on Ordinary shares.
A and B shares

					$
	2021	2020	2019	2018	2017
Q1	0.17	0.16	0.47	0.47	0.47
Q2	0.24	0.16	0.47	0.47	0.47
Q3	0.24	0.17	0.47	0.47	0.47
Q4	0.24	0.17	0.47	0.47	0.47
Total announced in respect of the year	0.89	0.65	1.88	1.88	1.88

A shares [A]

					€ [B]
	2021	2020	2019	2018	2017
Q1	0.14	0.14	0.42	0.4	0.42
Q2	0.20	0.14	0.43	0.4	0.39
Q3	0.21	0.14	0.42	0.41	0.4
Q4 [C]	TBA	0.14	0.42	0.42	0.38
Total announced in respect of the year [C]	TBA	0.56	1.68	1.64	1.59
Amount paid during the year	0.97	0.84	1.68	1.6	1.65
[A] On January 29, 2022, the A and B ordinary shares were assimilated into a single line of ordinary shares of the Company.
[B] Euro equivalent, rounded to the nearest euro cent.
[C] Q4 2021 euro equivalent will be announced on March 14,2022.
B shares [A]

					Pence [B]
	2021	2020	2019	2018	2017
Q1	12.26	12.68	36.97	35.18	37.12
Q2	17.38	12.09	38.01	36.5	36.28
Q3	18.06	12.48	35.73	36.77	35.02
Q4 [C]	TBA	11.96	36.4	35.94	33.91
Total announced in respect of the year [C]	TBA	49.21	147.11	144.39	142.33
Amount paid during the year	59.66	73.65	146.65	142.36	147.06

[A] On January 29, 2022, the A and B ordinary shares were assimilated into a single line of ordinary shares of the Company.
[B] Sterling equivalent.
[C] Q4 2021 sterling equivalent will be announced on March 14, 2022

A and B ADSs

					$
	2021	2020	2019	2018	2017
Q1	0.34	0.32	0.94	0.94	0.94
Q2	0.48	0.32	0.94	0.94	0.94
Q3	0.48	0.333	0.94	0.94	0.94
Q4	0.48	0.333	0.94	0.94	0.94
Total announced in respect of the year	1.78	1.306	3.76	3.76	3.76
Amount paid during the year	1.63	1.913	3.76	3.76	3.76

METHOD OF HOLDING SHARES OR AN INTEREST IN SHARES
There are several ways in which Shell plc registered shares or an interest in these shares can be held, including:
▪directly as registered shares either in uncertificated form or in certificated form in a shareholder’s own name;
▪indirectly through Euroclear Nederland (in respect of which the Dutch Securities Giro Act (Wet giraal effectenverkeer) is applicable);
▪through the Shell Corporate Nominee Service;
▪through another third-party nominee or intermediary company; and
▪as a direct or indirect holder of either ADS with the Depositary.
AMERICAN DEPOSITARY SHARES
The Depositary is the registered shareholder of the shares underlying the ADSs and enjoys the rights of a shareholder under the Articles. Holders of ADSs will not have shareholder rights. The rights of the holder of an ADS are specified in the Deposit Agreement with the Depositary and are summarised below.
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
FEES PAID BY HOLDERS OF ADSs
The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. See page287.
PAYMENTS BY DEPOSITARY TO THE COMPANY
J.P. Morgan Chase Bank, N.A., as Depositary, has agreed to share with the Company portions of certain fees collected, less ADS programme expenses paid by the Depositary. For example, these expenses include the Depositary’s annual programme fees, transfer agency fees, custody fees, legal expenses, postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend cheques, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile and telephone calls and the standard out-of-pocket maintenance costs for the ADSs. From January 1, 2021, to February 21, 2022, the Company received $2,500,542.19 from the Depositary.

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

DIVIDEND REINVESTMENT PLAN
Equiniti Financial Services Limited, part of the same group of companies as the Company’s Registrar, Equiniti Limited, operates a Dividend Reinvestment Plan (DRIP) which enables Shell plc shareholders to elect to have their dividend payments used to purchase Shell plc ordinary shares. More information can be found at www.shareview.co.uk/info/drip or by contacting Equiniti.
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
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
Other than restrictions affecting those individuals, entities, government bodies, corporations, or activities that are targeted by European Union (EU) or UK sanctions for example, regarding Syria, Russia or North Korea, and the general EU prohibition to transfer funds to and from for example, North Korea or Syria, we are not aware of any other legislative or other legal provision currently in force in the UK, the Netherlands, the EU or arising under the Articles restricting remittances to holders of the Company’s ordinary shares who are non-residents of the UK, or affecting the import or export of capital.

TAXATION
General
The Company is incorporated in England and Wales and was tax-resident in the Netherlands up to 31 December 2021. The Company’s tax residence was moved to the UK with effect from 31 December 2021.

As a tax resident of the Netherlands, it is generally required by Dutch law to withhold tax at a rate of 15% on dividends on its ordinary shares and ADSs, subject to the provisions of any applicable tax convention or domestic law. Depending on their particular circumstances, non-Dutch tax-resident holders may be entitled to a full or partial refund of Dutch withholding tax. The following sets forth the operation of other provisions on dividends on the Company’s various ordinary shares and ADSs to UK and US holders, as well as certain other tax rules pertinent to holders for the 2021 financial year. Holders should consult their own tax adviser if they are uncertain as to the tax treatment of any dividend.
Dividends paid on the dividend access shares
As part of the Simplification, the A ordinary shares and B ordinary shares were assimilated in to one single line of ordinary shares. Prior to the assimilation, there was no Dutch withholding tax on dividends on B shares or B ADSs, provided that such dividends are paid on the dividend access shares pursuant to the dividend access mechanism (see “Dividend access mechanism for B shares” on page 286). Dividends paid on the dividend access shares are treated as UK-source for tax purposes and there is no UK withholding tax on them.

In 2021, all dividends with respect to B shares and B ADSs were paid on the dividend access shares pursuant to the dividend access mechanism.

Dutch withholding tax
On January 29, 2022, one line of shares was established through assimilation of each A share and each B share into one single line of ordinary shares of the Company. This assimilation had no impact on voting rights or dividend entitlements. Dutch dividend withholding tax, applied previously on dividends on A shares, no longer applies on dividends paid on the now assimilated ordinary shares following move of Company’s tax residence to the UK.
The following applies to dividends paid in the 2021 and prior financial years:
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
Capital gains tax
For the purposes of UK capital gains tax, the market values [A] of the shares of the former public parent companies of the Shell Group at the relevant dates were:

		£
	March 31, 1982	July 20, 2005
Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) which ceased to exist on December 21, 2005	1.1349	17.6625
The “Shell” Transport and Trading Company, p.l.c. which delisted on July 19, 2005	1.4502	Not applicable
[A] Restated where applicable to reflect all capitalisation issues since the relevant date. This includes the change in the capital structure in 2005, when Shell plc (at the time known as Royal Dutch Shell plc) became the single parent company of Royal Dutch Petroleum Company and of The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, and one share in Royal Dutch Petroleum Company was exchanged for two Royal Dutch Shell plc A shares and one share in The “Shell” Transport and Trading Company, p.l.c. was exchanged for 0.287333066 Royal Dutch Shell plc B shares.

SECTION 13(r) OF THE US SECURITIES EXCHANGE ACT OF 1934 DISCLOSURE

In accordance with our General Business Principles and Code of Conduct, Shell seeks to comply with all applicable international trade laws, including applicable sanctions and embargoes.

The activities listed below have been conducted outside the USA by non-US affiliates of Shell plc. None of the payments disclosed below were made in US dollars, nor are any of the balances disclosed below held in US dollars; however, for disclosure purposes, all have been converted into US dollars at the appropriate exchange rate. We do not believe that any of the transactions or activities listed below violated US sanctions.

In 2021, Saba & Co. Intellectual Property s.a.l (Offshore) (Saba & Co.) paid $2,288 for trademark registration fees in Iran on our behalf to the Iranian Intellectual Property Office (IIPO). In addition, Saba & Co. billed us $4,540 for professional, translation and publication services related to our trademark registration. There was no gross revenue or net profit associated with these transactions.
During 2021, we paid $3,639 for the clearance of overflight permits for Shell aircraft over Iranian airspace to Civil Aviation Organisation (Iran). There was no gross revenue or net profit associated with these transactions. On occasion, our aircraft may be routed over Iran and therefore these payments may continue in the future.

We maintain accounts with Karafarin Bank, where our cash deposits (balance of $5,628,256 at December 31, 2021) generated non-taxable interest income of $249,542 in 2021 and we paid $1 in bank charges in 2021. As the accounts with Karafarin Bank will be maintained for the foreseeable future, we expect that receipt of non-taxable interest income and payment of bank charges to continue in the future.

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
Reconciliation of income for the period to CCS earnings

	$ million
	2021	2020	2019
Income/(loss) attributable to Shell plc shareholders	20,101	(21,680)	15,842
Income/(loss) attributable to non-controlling interest	529	146	590
Income/(loss) for the period	20,630	(21,534)	16,432
Current cost of supplies adjustment	(3,148)	1,833	(605)
Of which:
Attributable to Shell plc shareholders	(3,029)	1,759	(572)
Attributable to non-controlling interest	(119)	74	(33)
CCS earnings	17,482	(19,701)	15,827
Of which:
Attributable to Shell plc shareholders	17,072	(19,921)	15,270
Attributable to non-controlling interest	410	220	557
ADJUSTED EARNINGS AND ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTISATION (EBITDA)
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
The “Adjusted EBITDA (CCS basis)” and “Adjusted EBITDA (FIFO basis)” measures are introduced with effect from January 1, 2021. Management uses both measures to evaluate Shell’s performance in the period and over time. We define "Adjusted EBITDA (CCS basis)" as "Income/(loss) for the period" adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. We define “Adjusted EBITDA (FIFO basis)” as “Income/(loss) for the period adjusted for identified items; tax charge/ (credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component.
Adjusted Earnings

	$ million
	2021	2020	2019
Income/(loss) attributable to Shell PLC shareholders	20,101	(21,680)	15,842
Add: Current cost of supplies adjustment attributable to Shell plc shareholders	(3,029)	1,759	(572)
Less: Identified items attributable to Shell plc shareholders	(2,216)	(24,767)	(1,192)
Adjusted Earnings	19,289	4,846	16,462
Of which:
Integrated Gas	8,757	4,383	8,955
Upstream	7,950	(2,852)	4,452
Oil Products	3,944	5,995	6,231
Chemicals	1,753	962	741
Corporate	(2,686)	(3,412)	(3,383)
less: Non-controlling interest	(429)	(230)	(535)
Adjusted EBITDA

	$ million
	2021	2020	2019
Adjusted Earnings	19,289	4,846	16,462
Add: Non-controlling interest	429	230	535
Add: Taxation charge/(credit) excluding tax impact of identified items	8,482	2,252	9,533
Add: Depreciation, depletion and amortisation excluding impairments	23,071	24,981	25,108
Add: Exploration well write-offs	639	815	1,218
Add: Interest expense excluding identified items	3,607	4,088	4,687
Less: Interest income	510	679	899
Adjusted EBITDA (CCS basis)	55,004	36,533	56,644
Of which:
Integrated Gas	16,421	11,668	16,719
Upstream	27,358	13,247	27,034
Oil Products	8,821	10,421	11,779
Chemicals	2,959	2,131	1,891
Corporate	(554)	(933)	(780)
Less: Current cost of supplies adjustment	(3,148)	1,833	(605)
Add: Current cost of supplies adjustment to taxation charge/(credit)	808	(585)	194
Adjusted EBITDA (FIFO basis)	58,960	34,114	57,443
Of which:
Integrated Gas	16,421	11,668	16,719
Upstream	27,358	13,247	27,034
Oil Products	12,267	8,288	12,674
Chemicals	3,470	1,847	1,796
Corporate	(554)	(933)	(780)

Identified Items
The objective of identified items is to remove material impacts on net income/loss arising from transactions which are generally uncontrollable and unusual (infrequent or non-recurring) in nature or giving rise to a mismatch of accounting and economic results, or certain transactions that are generally excluded from underlying results in the industry.

	$ million
	2021	2020	2019
Identified items before tax
Of which:
Divestment gains/(losses)	5,996	316	2,611
Impairments	(3,884)	(28,061)	(4,155)
Redundancy and restructuring	(227)	(883)	(132)
Provisions for onerous contracts	(340)	(1,392)	—
Fair value accounting of commodity derivatives and certain gas contracts	(3,249)	(1,151)	602
Other	(621)	(706)	(770)
Total identified items before tax	(2,326)	(31,877)	(1,844)
Tax impact	91	7,100	674
Identified items after tax	(2,235)	(24,777)	(1,170)
Of which:
Divestment gains/(losses)	4,632	4	2,170
Impairments	(2,993)	(21,267)	(3,162)
Redundancy and restructuring	(140)	(644)	(89)
Provisions for onerous contracts	(299)	(1,120)	—
Fair value accounting of commodity derivatives and certain gas contracts	(2,764)	(1,034)	650
Impact of exchange rate movements on tax balances	(128)	(240)	(69)
Other	(543)	(475)	(670)
Impact on CCS earnings	(2,235)	(24,777)	(1,170)
Of which:
Integrated Gas	(2,417)	(10,661)	(326)
Upstream	1,745	(7,933)	(598)
Oil Products	(1,280)	(6,489)	(93)
Chemicals	(364)	(154)	(263)
Corporate	81	460	109
Identified items attributable to Shell plc shareholders	(2,216)	(24,767)	(1,192)
Identified items attributable to Non-controlling interest	(19)	(10)	22
CASH CAPITAL EXPENDITURE
Cash capital expenditure monitors investing activities on a cash basis, excluding items such as lease additions which do not necessarily result in cash outflows in the period. The measure comprises the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
The reconciliation of “Capital expenditure” to “Cash capital expenditure” is as follows.
Cash capital expenditure

	$ million
	2021	2020	2019
Capital expenditure [A]	19,000	16,585	22,971
Investments in joint ventures and associates [A]	479	1,024	743
Investments in equity securities [A]	218	218	205
Cash capital expenditure	19,698	17,827	23,919
Of which:
Integrated Gas	5,767	4,301	4,299
Upstream	6,269	7,296	10,205
Oil Products	3,868	3,328	4,907
Chemicals	3,573	2,640	4,090
Corporate	221	262	418
[A] Included within Cash flow from investing activities in the “Consolidated Statement of Cash Flows”.
OPERATING EXPENSES AND UNDERLYING OPERATING EXPENSES
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the “Consolidated Statement of Income”: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

NON-GAAP MEASURES RECONCILIATIONS continued
Operating expenses and underlying operating expenses

	$ million
	2021	2020	2019
Production and manufacturing expenses	23,822	24,001	26,438
Selling, distribution and administrative expenses	11,328	9,881	10,493
Research and development	815	907	962
Total	35,964	34,789	37,893
Of which
Integrated Gas	7,126	6,555	6,667
Upstream	10,604	10,983	11,582
Oil Products	14,376	13,511	15,730
Chemicals	3,335	3,235	3,430
Corporate	524	505	486
Identified Items, of which:
Redundancy and restructuring (charges)/reversal	(226)	(872)	(123)
(Provisions)/reversal	(254)	(1,415)	(639)
Other	(175)	—	(131)
Underlying operating expenses	35,309	32,502	37,000
Of which:
Integrated Gas	6,892	5,769	6,534
Upstream	10,362	10,227	11,284
Oil Products	14,272	12,970	15,590
Chemicals	3,256	3,035	3,104
Corporate	527	501	488
RETURN ON AVERAGE CAPITAL EMPLOYED
Return on average capital employed (ROACE) measures the efficiency of our utilisation of the capital that we employ. In this calculation, ROACE is defined as income for the period, adjusted for after-tax interest expense, as a percentage of the average capital employed for the period. Capital employed consists of total equity, current debt and non-current debt.
Calculation of return on average capital employed

	$ million
	2021	2020	2019
Income for the period	20,630	(21,534)	16,432
Interest expense after tax	2,741	2,822	3,024
Income before interest expense	23,371	(18,712)	19,456
Capital employed - opening	266,551	286,887	295,398
Capital employed - closing	264,413	266,551	286,887
Capital employed - average	265,482	276,719	291,142
ROACE	8.8%	(6.8)%	6.7%
NET DEBT AND GEARING
Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risk relating to debt, and associated collateral balances.
Gearing is a measure of Shell’s capital structure and is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity).
Also refer to Note 15 to the Consolidated Financial Statements on page 234.
FREE CASH FLOW AND ORGANIC FREE CASH FLOW
Free cash flow is used to evaluate cash available for financing activities, including shareholder distributions and debt servicing, after investment in maintaining and growing our business.
Organic free cash flow is defined as Free cash flow excluding the cash flows from acquisition and divestment activities. It is a measure used by management to evaluate generation of cash flow without these activities.
Free cash flow and Organic free cash flow

	$ million
	2021	2020	2019
Cash flow from operating activities	45,104	34,105	42,178
Cash flow from investing activities	(4,761)	(13,278)	(15,779)
Free cash flow	40,343	20,828	26,399
Less: Cash inflows related to divestments [A]	15,113	4,010	7,871
Add: Tax paid on divestments	188	—	187
Add: Cash outflows related to inorganic capital expenditure [B]	1,658	817	1,400
Organic free cash flow	27,076	17,634	20,116
[A] Cash inflows related to divestments includes Proceeds from sale of property, plant and equipment and businesses, Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans, and Proceeds from sale of equity securities as reported in the "Consolidated Statement of Cash Flows".
[B] Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the "Consolidated Statement of Cash Flows".

SHAREHOLDER DISTRIBUTION
Shareholder distribution is used to evaluate the level of cash distribution to shareholders. It is defined as the sum of Cash dividends paid to Shell plc shareholders and Repurchases of shares, both of which are reported in the Consolidated Statement of Cash Flows.
Calculation of shareholder distribution

	$ million
	2021	2020	2019
Cash dividends paid to Shell plc shareholders	(6,253)	(7,424)	(15,198)
Repurchases of shares	(2,889)	(1,702)	(10,188)
Shareholder distribution	(9,142)	(9,126)	(25,386)
DIVESTMENT PROCEEDS
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.
Calculation of Divestment proceeds

	$ million
	2021	2020	2019
Proceeds from sale of property, plant and equipment and businesses	14,233	2,489	4,803
Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans [A]	584	1,240	2,599
Proceeds from sale of equity securities	296	281	469
Divestment proceeds	15,113	4,010	7,871
Of which:
Integrated Gas	3,195	503	723
Upstream	10,930	1,909	5,384
Oil Products	935	1,368	1,517
Chemicals	10	26	22
Corporate	44	205	225
[A] includes $322 million (2020: $313 million) of long-term loan repayments received from joint ventures and associates.

Index to the Exhibits

Exhibit No.	Description
1.1
Memorandum of Association of Royal Dutch Shell plc, together with a special resolution of Royal Dutch Shell plc dated May 18, 2010, (incorporated by reference to Exhibit 4.12 to the Registration Statement on Form F-3 (File No. 333-177588) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on October 28, 2011).

1.2
Articles of Association of Shell plc, dated December 20, 2021 (incorporated by reference to Exhibit 2 to the Form 8-A (File No. 001-32575) of Shell plc filed with the US Securities and Exchange Commission on January 25, 2022).

2.1
Amended and Restated Dividend Access Trust Deed, dated March 12, 2020 between Royal Dutch Shell plc, BG Group Limited, Computershare Trustees (Jersey) Limited and the Shell Transport and Trading Company Limited (incorporated by reference to Exhibit 2.1 to the Annual Report for the fiscal year ended December 31, 2020, on Form 20-F (File No. 001-32575) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on March 11, 2021).

2.2
Senior Debt Securities Indenture among Shell International Finance B.V., as issuer, Royal Dutch Shell plc, as guarantor, and Deutsche Bank Trust Company Americas, as trustee, dated June 27, 2006, (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form F-3ASR (No. 333-222005; 333-222005-01) of Royal Dutch Shell plc filed with the US Securities and Exchange Commission on December 12, 2017).

2.3
Second Amended and Restated Deposit Agreement among Shell plc, JPMorgan Chase Bank, N.A., as depositary, and Holders and Beneficial Owners of American Depositary Receipts, dated as of January 31, 2022.

2.4
Form of American Depositary Receipts representing Shell plc American Depositary Shares each evidencing the right to receive two ordinary shares of Shell plc (included as Exhibit A to Exhibit 2.3 herein).

2.5	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

4.1	Shell Provident Fund Regulations and Trust Agreement, as amended to reflect all amendments through September 25, 2020.

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

4.5	Amendment to form of letter of appointment for Non-executive Directors

4.6	Rules of the Global Employee Share Purchase Plan, amended on January 29, 2022.
4.7	Rules of the Shell Share Plan 2014, amended January 29, 2022.
4.8	Free Share Schedule.

8.1	Significant Shell subsidiaries at December 31, 2021.

12.1	Section 302 Certification of Shell plc.

12.2	Section 302 Certification of Shell plc.

13.1	Section 906 Certification of Shell plc.

99.1	Consent of Ernst & Young LLP, London, United Kingdom.

99.2	Consent of Ernst & Young LLP, London, United Kingdom, relating to the Royal Dutch Shell Dividend Access Trust.

101	Inline Interactive data files.
104	Cover page inline interactive data file (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Shell plc

/s/ Ben van Beurden

Ben van Beurden
Chief Executive Officer
March 9, 2022

FINANCIAL CALENDAR IN 2022
The Annual General Meeting will be held on May 24, 2022.

	2021 Fourth quarter [A]	2022 First quarter [B]	2022 Second quarter [B]	2022 Third quarter [B]
Results announcements	February 3	May 5	July 28	October 27
Interim dividend timetable
Announcement date	February 3 [C]	May 5	July 28	October 27
Ex-dividend date for SHEL ADS [D]	February 17	May 19	August 11	November 9
Ex-dividend date for SHEL ordinary shares	February 17	May 19	August 11	November 10
Record date	February 18	May 20	August 12	November 11
Closing of currency election date [E]	March 4	June 7	August 26	November 25
Pounds sterling and euro equivalents announcement date	March 14	June 13	September 5	December 5
Payment date	March 28	June 27	September 19	December 19
[A]    In respect of the financial year ended December 31, 2021.
[B]    In respect of the financial year ended December 31, 2022.
[C]    The Directors do not propose to recommend any further distribution in respect of 2021.
[D]    The New York Stock Exchange (NYSE), with effect from September 5, 2017, reduced the standard settlement cycle in accordance with the SEC amendments to Exchange Act Rule 15c6-1(a). Under these rules, regular settlement will occur on a T+2 basis for trades occurring on or after the SEC’s implementation date of September 5, 2017. As a result RDS A ADSs and RDS B ADSs traded on the NYSE markets will now settle in line with RDS A shares and RDS B shares traded on European markets, who moved to a T+2 settlement basis for trades in 2014, resulting in the same ex-dividend date for RDS A shares, RDS B shares, RDS A ADSs and RDS B ADSs. Record dates will not change. The timings of these are detailed above.
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
CONTACT US
The best way to get in touch is via the “Contact us” section of the Shell website www.shell.com/investors. From here questions are properly directed to the Shell team that can assist. In addition, we have introduced an automated question response tool to assist with the most popular questions that we receive and reviewed and updated the “Frequently asked Questions” section of our website to provide the most time efficient information for our investors.

REGISTERED OFFICE
Shell plc
Shell Centre
London SE1 7NA
United Kingdom

Registered in England and Wales
Company number 4366849
Registered with the Dutch Trade Register
under number 34179503

HEADQUARTERS
Shell plc
Shell Centre
London SE1 7NA
United Kingdom
SHAREHOLDER RELATIONS Shell plc Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands or Shell plc Shell Centre London SE1 7NA United Kingdom www.shell.com/investors	INVESTOR RELATIONS Shell plc PO Box 162 2501 AN The Hague The Netherlands or Shell Oil Company Investor Relations 150 N Dairy Ashford Houston, TX 77079 USA www.shell.com/investors

SHARE REGISTRATION
Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
United Kingdom
0800 169 1679
customer@equiniti.com

For online information about your holding
and to change the way you receive your
company documents:
www.shareview.co.uk

AMERICAN DEPOSITARY SHARES (ADSS)
JPMorgan Chase Bank, N.A.
Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
USA

Overnight correspondence to:
Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
USA
+1 800 990 1135 (USA only)
+1 651 453 2128 (International)
Email: https://www.shareowneronline.com/informational/contact-us/
www.adr.com/shareholder
REPORT ORDERING www.shell.com/order Annual Report/20-F service for US residents +1 888 301 0504